Form 20-F
period 2015-12-31
ENERGY CO OF MINAS GERAIS
filed 2016-11-14
CIK 1157557

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

EXPLANATORY NOTE

The filing of this annual report on Form 20-F for the year 2015 was delayed because we required additional time to complete disclosures related to the ongoing internal investigation of Norte Energia S.A. (‘NESA’), the owner of the concession for the construction and operation of Belo Monte Hydroelectric Plant, on Xingu River, State of Pará, Brazil. Cemig indirectly holds a 12.5% interest in NESA through its ownership of Aliança Norte and Amazonia Energia.

In March 2014, while conducting an investigation involving a local gas station/carwash in the city of Brasília (Federal District, Brazil), the Brazilian Federal Police and Public Prosecutors uncovered evidence of a much larger corruption and bribery scheme involving Brazil’s state owned oil company, Petrobras. As a result, a federal investigation, called Operação Lava Jato (‘Operation Carwash’), was initiated and is being conducted by Federal Prosecutors and the Federal Police under the supervision of a Federal Judge. Over the course of the investigation into Operation Carwash, a number of companies and individuals have entered into cooperation agreements with the Brazilian Federal Prosecutor’s Office (Ministério Público Federal, or MPF), whereby suspects choose to collaborate with the authorities in exchange for a lighther sentence. Some of these cooperation agreements contained allegations involving the Belo Monte Hydroelectric Plant, on Xingu River in State of Pará. No criminal charges have been brought against Cemig as part of Operation Carwash.

In response to the allegations, Centrais Elétricas Brasileiras S.A. – Eletrobras (‘Eletrobras’), which owns 49.98% of the share capital of NESA, hired an international investigation team to search for irregularities in projects in which it is a shareholder, including NESA (the ‘Independent Investigation’). The Independent Investigation team has completed the investigation designed to identify misstatements to Eletrobras’ consolidated financial statements, which included an analysis of NESA. The Independent Investigation team is still in the process of performing some procedures, focusing on internal compliance matters. There are also ongoing investigations and other legal measures being conducted by the MPF involving other shareholders of NESA and some of their executives. Based on our current knowledge, Cemig does not expect these additional procedures provide any additional relevant information that would materially impact its consolidated financial statements in future periods.

The investigation concluded that certain contracts with some contractors and suppliers of the Belo Monte Hydroelectric Plant project included bribes estimated at 1% of the price of the contract plus some other fixed amounts.

Based on the conclusions and results identified by the independent internal investigation, the management of NESA has evaluated the impact on the financial statements according to International Accounting Standard IAS-16—Property, Plant and Equipment, and concluded that the amount of R$ 183 million is attributable to overpricing due to bribes deemed to be of an illicit nature and should not have been capitalized as part of the cost of its property, plant and equipment considering that such amount is not a cost attributable to operating and maintaining the plant.

NESA is not able to identify an accurate manner to estimate the periods of prior Financial Statements in which excessive capitalized costs may have occurred, because of the fact that the information made available by the independent internal investigation does not individually specify the contracts, payments and the periods of disclosure in which such excesses may have occurred. It is also emphasized that the alleged undue payments were not made by NESA, but by contractors and suppliers of Belo Monte Power Plant, and this factor also prevents identification of the exact amounts and periods of the payments.

Hence, NESA has applied the procedure specified in IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, adjusting the estimated amounts of excessive capitalized costs in the amount of R$183 million, related to illegal payments in the Financial Statements as of December 31, 2015, due to the impracticability of identification of the adjustments for each prior period affected.

As a consequence of the adjustment recorded by NESA, Cemig recorded in the year ended December 31, 2015, as part of its equity method accounting in NESA, the amount of R$23 million on account line Investment in counterpart to the equity in its Statement of Income. Of this total amount, R$21 million was made by Cemig GT and R$2 million was made by Light S.A., according to IAS-8—Accounting Policies, Changes in Accounting Estimates and Errors.

The following sections of this annual report contain disclosures related to the NESA investigation:

•	“Recent Developments – Allocation of Net Income for 2015”;

•	“Item 4. Information on the Company – Note 4 – Acquisition of a 9.77% interest in Norte Energia S.A.: the Belo Monte Hydroelectric Plant – Investigation of Norte Energia S.A.”;

•	“Item 5. Operating and Financial Review and Prospects Operating Results – Year ended December 31, 2015 compared to the year ended December 31, 2014 – Equity gain (loss) in subsidiaries”;

•	“Item 18. Financial Statements – Note 14 – Investments”; and

•	“Item 18. Financial Statements – Note 23 – Equity and Remuneration to Shareholders – (c) Dividends – Allocation of Net Income for 2015 – Proposal by Management”.

Under its code of ethics, the Company does not tolerate corruption or other any illegal business practices of its employees, contractors or suppliers.

The investigations under Operation Carwash are still ongoing and the MPF may take a considerable amount of time to conclude its procedures. Therefore, new relevant information may be disclosed in the future, which could cause NESA and, therefore, Cemig, to recognize additional adjustments in its financial statements. The Company will continue to monitor the results of the investigations and the availability of other information concerning the allegations and will make appropriate disclosures if warranted.

RECENT DEVELOPMENTS

Payments to debenture holders

On February 15, 2016 Cemig made payments of interest on the first, second and third Series of the 3rd Issue of Debentures by Cemig D and Cemig GT, in the amounts of R$162 million and R$139 million, respectively.

Issue of Bank Credit Note

On March 22, 2016 Cemig D issued a Bank Credit Note in favor of Caixa Econômica Federal, in the amount of R$695 million, to be used for the payment of interest and principal on existing debt, represented by Bank Credit Notes issued in favour of both Banco do Brasil and Caixa Econômica Federal, as well as the 8th issuance of Promissory Notes of the Company due in the first half of 2016. The interest rate is 132.14% of the CDI rate, p.a., with maturity of 48 months, grace period of 18 months for payment of the principal, payment of interest in a quarterly basis during this period, and amortization over 30 months, with monthly payments in installments of principal and interest. Caixa Econômica Federal disbursed the funds over the months of March 2016 through May 2016. Of this total, R$355 million was released in March 2016, R$300 million in April 2016 and R$40 million in May 2016.

Issue of debentures

On March 28, 2016 Cemig D completed its fourth issue of non-convertible debentures, in the amount of R$1,615 million, in a single series, with an issue date of December 15, 2015 and a maturity of 3 years. The interest rate on the debentures is the CDI rate + 4.05% p.a.; withprincipal to be amortized in two equal installments due in December 2017 and December 2018. The proceeds were used for payment of the Company’s eighth issue of promissory notes, which matured on March 26, 2016.

Exchange of Shareholders’ Debentures owned by AGC Energia for shares in Cemig

On March 3, 2016, BNDES Participações (‘BNDESPar’) exchanged 100% of its holding of debentures issued under the Deed of the First Private Issue by AGC Energia of Non-convertible Permanent Asset-guaranteed Exchangeable Shareholders’ Debentures, in a Single Series, dated February 28, 2011 and amended January 17, 2012, for 54,342,992 common shares and 16,718,797 preferred shares in Cemig, owned by AGC Energia.

After the exchange, the equity interests held by BNDESPar in Cemig — which on March 2, 2016 totaled 0% of the common shares ,1.13% of the preferred shares and .75% in the total capital of Cemig,— increased to 12.9% ,3.13% and 6.4% respectively. This characterizes a material transaction in the stock of Cemig in the terms of Article 12, §1º, of CVM Instruction 358/02.

Increase in capital of Renova Energia S.A.

Cemig increased its capital in Renova through its wholly-owned subsidiary Cemig GT in the amount of R$240 million. Of this total, R$85 million was subscribed and paid up in February 2016, R$115 million was subscribed and paid up in March 2016 and the remaining amount of R$40 million was subscribed and paid up in May 2016.

Investment in Renova – Loss on impairment of assets available for sale

Put options contract

On September 18, 2015 a contract was signed providing Renova the option to sell to SunEdison, Inc. (‘SunEdison’), on or after March 31, 2016, up to 7,000,000 shares in TerraForm Global.

The exercise price of this option was contractually established at R$50.48 or US$15.00 at the exchange rate of the day, at the election of SunEdison. The contract also gaveSunEdison an option to buy 7 million shares on the same terms.

Renova notified SunEdison and TerraForm Global of its intention to exercise its option to sell 7 million shares in TerraForm Global owned by Renova, on the terms specified by contract and publicly stated in the Material Announcement published by Renova on September 18, 2015.

On April 21, 2016, SunEdison applied for Chapter 11 protection in the United States. On June 1, 2016, the period for payment of the option by SunEdison expired.

Renova priced the option using the Black-Scholes-Merton mathematical model, the future expectation for the exchange rate, and the credit risk.

In the first half of 2016 Renova recognized a loss of R$111 million, resulting in the change in the fair value of the option, considering the credit risk. In addition, it recognized a loss of R$63 million relating to the expiration of the option, and commenced an arbitration proceeding seeking, among other items, indemnity for losses. At the date of issuance of this report, Sun Edison and Renova had not settled this arbitration.

The figures above refer to the impact of the option expiration on Renova’s interim financial statements. The effect for Cemig is proportional to its interest of 34.2%, in Renova, valued by the equity method, in the amount of R$60 million.

Investment in TerraForm Global – pricing of the shares

Renova also recognized a loss, in the first half of 2016, of R$272 million, reflecting the negative volatility in the share price of TerraForm in the period, in which Renova has an equity interest of 11.65%, valued on the basis of the market price of the shares.

The figures above refer to the impact on Renova’s interim financial statements. The effect on Cemig is proportional to its interest of 34.2%, in Renova, valued by the equity method, in the amount of R$93 million.

Rescission of share purchase agreement

On April 1, 2016 Renova announced that the share purchase agreement dated July 15, 2015 for the sale to TerraForm Global of the assets of the Espra Project (‘the Espra Contract”) owned by Renova had been terminated by an agreement between the parties, with payment by TerraForm Global to Renova of a break-up fee of US$10.0 million. As a result of the termination of this agreement, the assets of the Espra project, comprising three small hydroelectric plants (SHPs), with aggregate installed capacity of 41.8 MW, remain in as part of Renova’s portfolio of operational assets.

Issue of Bank Credit Note – Banco do Brasil

On April 22, 2016 Cemig D signed amendments to two Bank Credit Notes issued in favor of Banco do Brasil, for a total of R$600 million. The interest rate is 128.00% of the CDI rate, p.a., and the funds will be paid in four six-monthly installments commencing in October 2016 with final repayment and maturity due in April 2018.

Mining and Energy Ministry Ministerial Order 120

On April 22, 2016 the Mining and Energy Ministry published its Ministerial Order 120, setting the deadline and method of payment of the remaining amount of the transmission indemnity related to the acceptance of the terms established by Federal Law No. 12,783/13.

The Ministerial Order determined that the amounts approved by Aneel should become part of the Regulatory Asset Base for Remuneration (Base de Remuneração Regulatória, or BRR), that is the basis for the payment of transmission revenue, and that the cost of capital should be added to the related Permitted Annual Revenues (‘RAP’).

The amount will be indexed to the Expanded Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA). The capital cost remuneration and the depreciation of the Regulatory Asset Base not incorporated since 2013, the date of the extensions of the concessions up to the tariff-setting process of 2017, is to be adjusted by the real cost of capital of the transmission segment, as set by Aneel in the methodologies of the Periodic Tariff Review of the Revenues of Existing Concessions – currently 10.44% p.a. – to be paid over a period of eight years, through the RAP.

The Ministerial Order will be submitted to Public Hearings to be held by Aneel scheduled for the second half of 2016 and the first half of 2017.

The Company made its estimate and recognized, in its June 2016 Statement of Income, the amount of R$548 million, as follows:

•	R$20 million relating to the difference between the amount of the Preliminary Revision made by Aneel on February 23, 2015 of the Opinion sent by the Company, R$1.157 billion, and the Final Revision;

•	R$90 million representing the difference between the variations resulting from the IGP-M index and the IPCA index – since the Company had updated the balance by the IGP-M index until March 31, 2016; and

•	R$438 million, representing the remuneration from use of own capital, calculated on the basis of 10.44% p.a.

Aneel decides annual tariff adjustment of Cemig D

On May 24, 2016, Aneel announced the Annual Tariff Adjustment to be applied to the tariffs of Cemig D. The result was an average increase in consumer electricity rates by 3.78%, in effect on May 28, 2016, through May 27, 2017.

For industrial and service sector consumers, served at medium and high voltage, the average increase in their electricity bills will be 2.06%. For those served at low voltage, the average increase will be 4.63%.

Changes in the Stockholders’ Agreement of Parati

In the second quarter of 2016, certain amendments were signed to the stockholders’ agreement of Parati. The principal changes arising from these amendments are as follows:

1)	The maturity of the Put Option granted in 2011 by Cemig in favor of the unit holders of FIP Redentor, initially specified to be as May 31, 2016, was postponed, to two separate exercise dates:

a)	First option exercise window: up to, and including, September 23, 2016, only with respect to preferred shares, up to a limit of 153,634,195 preferred shares in Parati, representing 14.30% of the total shares in Parati held by the other direct stockholders. With respect to shares put within this exercise window, Cemig must make payment by November 30, 2016.

b)	Second payment window: up to, and including, September 23, 2017, and not restricted to preferred shares, and may include the totality of the shares in Parati, regardless of the exercise of the Put Option in the first payment window. With respect to shares put within this exercise windog, Cemig must make payment by November 30, 2017.

2)	The Put Option may be exercised by the direct shareholders of Parati, and not only by FIP Redentor.

3)	New provisions were included to provide for the possibility of acceleration of the Put Option exercise window in case Cemig fails to comply with certain clauses of the stockholders’ agreement, allowing any direct shareholders to present to Cemig a notice of bringing forward the option, at which moment the option shall be considered exercised by all the direct shareholders, over the totality of their shares.

4)	To guarantee the full payment of the Put Option, on May 31, 2016 Cemig offered the holders of the Put Option: 55,234,637 common shares and 110,469,274 preferred shares that Cemig directly holds in Transmissora Aliança de Energia S.A. (Taesa), and as further guarantee, 53,152,298 shares that Cemig directly holds in Light.

Miranda Plant: Aneel recommends against acceptance of Cemig GT’s application to extend concession

On June 10, 2016, Cemig’s wholly-owned subsidiary Cemig GT filed an application with Aneel for a 20 year extension of its concession period for the Miranda hydroelectricPlant (‘the Miranda Plant’), which is scheduled to expire in December 2016. On July 12, 2016, Aneel, accepting the vote of its rapporteur, decided to refer the application “to the Mining and Energy Ministry, with the recommendation that the application made by Cemig GT for extension of the period of the concession for the Miranda Hydroelectric Plant should not begranted, due to having been made after the deadline stipulated by Law 12,783/2013”.

The Company is considering any possible administrative or legal measures, and will keep its shareholders and the market updated on any material developments.

Issues of Promissory Notes

On July 1, 2016 Cemig GT concluded its seventh issuance of Commercial Promissory Notes, for a total of R$620 million. The net proceeds will be used to pay the second portion of the concession grant fee for the hydroelectric plants in Lot D of Aneel Auction 12/2015, and to improvethe Company’s working capital. The Promissory Notes have a maturity of 360 days, and mature on June 26, 2017, and pay interest equal to 128% of the average one-day ‘DI’ rate, the daily interbank deposit rate, to be paid on the maturity date. This issuance is guaranteed by Cemig.

Disposal by Cemig of shares in Taesa

On August 31, 2016, the Board of Directors of Cemig authorized the sale of up to 40,702,230 Units in Transmissora Aliança de Energia Elétrica S.A (‘Taesa’), consisting of 40,702,230 common shares and 81,404,460 preferred shares in Taesa, owned by Cemig.

On September 29, 2016, Taesa publically announced the launch of a restricted offering (“Restricted Offering”) of its units. In the offering, each unit will be evidenced by certificados de depósito de ações, each of which represents one outstanding ação ordinária (common share) and two outstanding ações preferenciais (preferred shares) of Cemig (the “Units”). The Units were offered and sold by Fundo de Investimento em Participações Coliseu (“FIP Coliseu”), the equity investment fund that is part of the controlling block of Taesa, and Cemig.

The Restricted Offering was a secondary offering, with restricted placement efforts of 65,702,230 Units, at a price per Unit of R$19.65. The total amount of the Restricted Offering was R$1,291 million, of which R$800 million was received by Cemig.The settlement of the Restricted Offering occurred on October 24, 2016.

The Restricted Offering of the Units of Taesa has not been registered under the Securities Act, or any other U.S. federal and state securities laws (the “Securities Act”), and the Units cannot be offered, sold, pledged or otherwise transferred in the United States or to U.S. investors, unless they are registered, or exempt from, or not subject to, registration under the Securities Act.

Because this was a secondary offering with restricted placement efforts Taesa did not receive any proceeds. The Selling Shareholders were the beneficiaries of the net proceeds arising from the sale of Units and are responsible for the payment of all costs and fees of the Restricted Offering.

With the settlement of the Restricted Offering, FIP Coliseu holds 153,775,790 common shares issued by Taesa, representing 26.03% of the voting capital of Taesa and 14.88% of the capital stock of Taesa and CEMIG holds 252,369,999 common shares issued by Taesa, representing 42.72% of the voting capital of Taesa and 73,646,184 preferred shares issued by Taesa, which, together with the common shares represents 31.54% of the capital stock of Taesa. The outstanding Units (other than Units held by FIP Coliseu, CEMIG, Taesa’s management and treasury shares) represents 53,58% of Taesa’s capital stock and 31.24% of Taesa’s voting stock.

Promissory Notes Payment

On March 28, 2016, Cemig D paid off its 8th issuance of Promissory Notes. The amount of R$1.958 billion was paid to the holders of the notes, R$1.7 billion of principal and R$258 million of interest.

Cemig Telecom signs investment agreement for subscription of capital in Ativas

On August 25, 2016, Cemig Telecom signed an Investment Agreement with Sonda Procwork Outsourcing Informática Ltda., a company of the Chilean group Sonda S.A. (‘Sonda’), for the subscription of capital in Ativas Data Center S.A. (‘Ativas’), in partnership with Ativas Participações S.A. (‘Ativas Participações’), a company controlled by the Asamar Group.

Sonda is a leading company providing IT services in Latin America, with a presence in 10 countries, and 17,000 employees. This strategic alliance strengthens the commitment of Cemig and Ativas to its present and future clients, continuing to ensure high standards of security and availability.

On October 19, 2016 the transaction was completed in compliance with certain conditions precedent.

Sonda, has subscribed capital totaling R$ 114 million, and now holds an equity interest of 60% in Ativas, while Cemig Telecom holds 19.6% and Ativas Participações holds 20.4%.

Notice of intention to exercise put option

On September 6, 2016 Cemig received from Banco BTG Pactual (‘BTG Pactual’) a Notice of Intention to Exercise a Put Option, giving irrevocable notice of exercise of BTG Pactual’s right to sell to Cemig 153,634,195 preferred shares held by Pactual in Parati S.A. – Participações em Ativos de Energia Elétrica (‘Parati’), under the ‘First Exercise Window’ specified in Clauses 6.1 and 6.2 of the Stockholders’ Agreement of the Parati, signed on April 11, 2011 between Cemig, Banco Santander (Brasil) S.A., BV Financeira S.A. – Crédito, Financiamento e Investimento, BB – Banco de Investimento S.A., and Banco BTG Pactual S.A., with Parati as consenting party, as amended. Cemig has until November 30 to settle the put option and acquire the shares or indicate a third party which will do so.

Sale of interest in Transchile

On September 12, 2016, Cemig signed a share purchase agreement for sale of the whole of its interest in Transchile Charrúa Transmisión S.A. – corresponding to 49% of the company’s share capital – to Ferrovial Transco Chile SpA, a company controlled by Ferrovial S.A., for US$56.6 million. On October 6, 2016, all of the shares in Transchile Charrúa Transmisión S.A. previously held by Cemig, were transferred to Ferrovial Transco Chile SpA, concluding the sale.

Advances to Renova under Power Purchase Agreement

On September 6, 2016, our Board of Directors approved an advance payment of R$118 million by Cemig to Renova for future contracted electricity supply under the Power Purchase Agreement between Renova Comercializadora de Energia S.A. and Cemig GT, which was signed in 2013.

The agreement provides for the parties to elect to make advance payments for power. The advance payments will be allocated to the Alto Sertão III project, and also to meet other needs of Renova. The amount due will be settled by delivery of power supply, in the amounts specified in such agreement, starting in May 2021.

In June 2016 Cemig GT made an advance payment to Renova Trading of R$94 million under the Agreement, and at that time signed an agreement placing a security interest on 100% of the shares in Enerbrás S.A. and 100% of the shares in the specific-purpose companies of Phase B of the Alto Sertão III Project on behalf of Cemig GT to guarantee the advance payment. An option was also granted to Cemig GT to purchase 100% of the shares of Enerbrás S.A.

A Share Purchase Agreement has been signed which will enable Cemig GT to convert the total amount advanced into a shareholding interest in Alto Sertão Participações S.A. (“Alto Sertão”), the controlling shareholder of the companies that comprise Phase A of the Alto Sertão III project; up to a limit of 49.9% of the shares in Alto Sertão, and also an agreement placing a security interest upon 100% of the shares in Bahia Holding S.A. and 49% of the shares in Ventos de São Cristóvão Energias Renováveis S.A., which holds certain of Renova’s wind power projects. Exercise of the call option is conditional upon prior approval by the BNDES. Settlement of the share option transactions referred to above will require the prior approval of BNDES, Banco do Brasil S.A. – where applicable, Aneel, and the Brazilian Monopolies Authority (CADE).

Payment of loans

On October 21, 2016 Cemig Distribuição S.A. repaid to Banco do Brasil S.A. two Commercial Credit Notes (including their amendments) with final maturities in April 2018, paying the principal amount of R$ 600 million, plus interest, calculated up to the date of settlement, of R$ 25 milliom. The payment was made from the Company’s own funds.

Statutory Covenants

The Company’s by-laws define certain targets related to indebtedness and capital expenditures that shall be attend by the Management. However, in the ordinary Shareholders Meeting held on May 30, 2016, the Management was authorized to exceed such targets for 2016 year, as follows:

	By-laws Targets	Exceeding authorized in the Ordinary Shareholders Meeting
Indebtedness / Ebitda	2.00	4.12
Net debt / Net debt + Shareholders’ equity	40.00%	52.00%
Capital Expenditures / Ebitda	40.00%	146.00%

Payment of dividends below the mandatory minimum

On April 29, 2016, the Annual and Extraordinary General Meetings of Cemig approved the payment of R$ 634 million as dividends, relating to the net profit for the 2015 business year, an amount below the minimum obligatory dividend.

Refinanciang of Banco do Brasil credits

On October 24, 2016, Cemig GT paid to Banco do Brasil S.A. the installments of two Fixed Credit Contracts, in the amount of R$286 million, and Bank Credit Notes in the amount of R$430 million, totaling R$716 million. The payments were made with funds from a new lending transaction, also with Banco do Brasil S.A., and with the Company’s own funds.

On October 24, 2016, Cemig GT issued a Bank Credit Note in favor of Banco do Brasil S.A., in the total amount of R$600 million, in order to refinance certain notes previously extended by Banco do Brasil. This loan has an annual interest rate of 132.90% of the CDI rate, and will be paid in four half-yearly installments, with the last payment to be made in October 2018.

Review of compliance and corporate governance system

Cemig has undertaken a number of initiatives to booster its compliance and corporate governance system, including revising its code of ethics in light of the Brazilian Anticorruption Law (Law no. 12.846/2013), the new Brazilian Public Companies Law (Law no. 13.303/2016), creating a Compliance Superintendence and providing anticorruption and fraud training to all of its employees.

Criminal proceedings involving members of our Board of Directors

On January 5, 2016, Mr. José Afonso Bicalho Beltrão da Silva, the Chair of the Company’s Board of Directors, was convicted in the Federal Court (1st Federal Circuit) for reckless management in connection with the granting of irregular loans when he was the CEO of the Banco do Estado de Minas Gerais, between 1995 and 1998. As a result of this conviction, Mr. Da Silva was prohibited from holding executive or management positions at financial institutions in Brazil for a period of eight years. Immediately thereafter, Mr. Da Silva appealed to the Court of Appeals of the 1st Federal Circuit, on the grounds that the ruling judge did not have the necessary authority to hear the case, as Mr. Da Silva is currently a Secretary of State and, therefore, the case should have been heard and trialed by the Minas Gerais State Court of Appeals, and not by a Federal Court. The appeal is currently pending.

On October 1, 2015, Mr. Mauro Borges Lemos, the former Minister of Development and current CEO and vice-chair of the Company’s Board of Directors, and on September 23, 2016, Mr. Marco Antônio de Rezende Teixeira, the Secretary of State in Minas Gerais (Secretário da Casa Civil de Minas Gerais) and a member of the Company’s Board of Directors, were subjected to search and seizure and coercive hearing orders carried out by the Federal Police in connection with Operação Acrônimo (‘Operation Acronym’). Operation Acronym began in October 7, 2014 when a private plane landed in Brasília/DF with three passengers (Benedito Rodrigues de Oliveira Neto, Marcier Trombiere Moreira and Pedro Medeiros) and the authorities found an undeclared amount of R$116,000 in cash belonging to the owner of the aircraft, Benedito Rodrigues de Oliveira Neto. The companies owned by Benedito Rodrigues de Oliveira Neto had provided services to certain Brazilian political parties during the 2014 Presidential Elections, therefore, the Federal Police started to investigate a money laundering scheme involving the funding of political campaigns by Brazilian companies, including those who have received loans from the Brazilian National Development Bank (Banco Nacional de Desenvolvimento Econômico e Social, or BNDES). The reasons for the search and seizure orders are still unclear, as the investigation records are sealed by the Superior Court of Justice (Superior Tribunal de Justiça, or STJ). Operation Acronym still ongoing and as of the date of this annual report no arrest warrants have been issued against Mr. Lemos or Mr. Teixeira.

PRESENTATION OF FINANCIAL INFORMATION

Companhia Energética de Minas Gerais–CEMIG is a sociedade por ações, de economia mista (a state-controlled mixed capital company) organized under the laws of the Federative Republic of Brazil, or Brazil. References in this annual report to “CEMIG,” “we,” “us,” “our”, “ourselves” and the “Company” are to Companhia Energética de Minas Gerais–CEMIG and its consolidated subsidiaries, except when the reference is specifically to Companhia Energética de Minas Gerais–CEMIG (parent company only) or the context otherwise requires. References to the “real,” “reais” or “R$” are to Brazilian reais (plural) and the Brazilian real (singular), the official currency of Brazil, and references to “U.S. dollars,” “dollars” or “US$” are to United States dollars.

We maintain our books and records in reais. We prepare our financial statements in accordance with generally accepted accounting practices adopted in Brazil, and with International Financial Reporting Standards (or “IFRS”), as issued by the International Accounting Standards Board (IASB). For purposes of this annual report, we prepared the consolidated statements of financial position as of December 31, 2015 and 2014 and the related consolidated statements of income and comprehensive income, cash flows and changes in shareholders’ equity for the years ended December 31, 2015, 2014 and 2013, in reais in accordance with IFRS, as issued by the IASB.

Deloitte Touche Tohmatsu Auditores Independentes audited our consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013; Deloitte Touche Tohmatsu Auditores Independentes did not audit the financial statements of Madeira Energia S.A (a 18.05% percent owned direct and indirect equity method investee company) and Norte Energia S.A (a 12.50% percent owned indirect equity method investee company). The financial statements of Madeira Energia S.A. and Norte Energia S.A. were audited by PricewaterhouseCoopers Auditores Independentes, whose reports related to financial statements as of and for the years ended December 31, 2015 and 2014 and December 31, 2015, respectively have been furnished to Deloitte Touche Tohmatsu Auditores Independentes, and Deloitte Touche Tohmatsu Auditores Independentes opinion, insofar as it relates to the amounts included for Madeira Energia S.A. and Norte Energia S.A., is based solely on the reports of PricewaterhouseCoopers Auditores Independentes. The above mentioned auditors reports appear elsewhere in this annual report on Form 20-F.

This annual report contains translations of certain real amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such U.S. dollar amounts have been translated from reais at an exchange rate of R$3,1811 to US$1.00, as certified for customs purposes by the U.S. Federal Reserve Board as of October 31, 2016. See “Item 3. Key Information–Exchange Rates” for additional information regarding exchange rates. We cannot guarantee that U.S. dollars can be converted into reais, or that reais can be converted into U.S. dollars, at the above rate or at any other rate.

MARKET POSITION AND OTHER INFORMATION

The information contained in this annual report regarding our market position is, unless otherwise indicated, presented for the year ended December 31, 2015 and is based on, or derived from, reports issued by the Agência Nacional de Energia Elétrica (the Brazilian National Electric Energy Agency), or ANEEL, and by the Câmara de Comercialização de Energia Elétrica (the Brazilian Electric Power Trading Chamber), or CCEE.

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

FORWARD-LOOKING INFORMATION

This annual report includes forward-looking statements, principally in “Item 3. Key Information,” “Item 5, Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions relating to, among other things:

•	general economic, political and business conditions, principally Brazil, the State of Minas Gerais, (or “Minas Gerais”), the State of Rio de Janeiro, (or “Rio de Janeiro”), as well as other states in Brazil;

•	inflation and fluctuations in exchange rates;

•	existing and future governmental regulation as to electricity rates, electricity usage, competition in our concession area and other matters;

•	existing and future policies of the Federal Government of Brazil, which we refer to as the Federal Government;

•	on-going high profile anti-corruption investigations in Brazil;

•	our expectations and estimates concerning future financial performance and financing plans;

•	our level, or maturity profile, of indebtedness;

•	the likelihood that we will receive payment in connection with accounts receivable;

•	our capital expenditure plans;

•	our ability to satisfactorily serve our consumers;

•	failure or hacking of our security and operational infrastructure or systems;

•	our ability to renew our concessions, approvals and licenses on terms as favorable as those currently in effect or at all;

•	our ability to integrate the operations of companies we have acquired and that we may acquire;

•	changes in volumes and patterns of consumer electricity usage;

•	competitive conditions in Brazil’s electricity generation, transmission and distribution markets;

•	trends in the electricity generation, transmission and distribution industry in Brazil, particularly in Minas Gerais and Rio de Janeiro;

•	changes in rainfall and the water levels in the reservoirs used to run our hydroelectric power generation facilities;

•	existing and future policies of the government of Minas Gerais, (the “State Government”), including policies affecting its investment in us and State Government’s plans for future expansion of electricity generation, transmission and distribution in Minas Gerais; and

•	other risk factors identified in “Item 3. Key Information—Risk Factors.”

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

The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. We do not undertake to publicly update or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this annual report might not materialize as described. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Selected Consolidated Financial Data

The following tables present our selected consolidated financial and operating information prepared in accordance with IFRS as of the dates and for each of the periods indicated. You should read the following information together with our consolidated financial statements, including the notes thereto, included in this annual report and the information set forth in “Item 5. Operating and Financial Review and Prospects” and “Presentation of Financial Information.”

The selected consolidated financial data as of December 31, 2015 and 2014 and for each of the years ended December 31, 2015, 2014 and 2013, in IFRS, has been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this annual report. U.S. dollar amounts in the table below are presented for your convenience. Unless indicated otherwise, these U.S. dollar amounts have been translated from reais at R$3.1811 per US$1.00, the exchange rate as of October 31, 2016. The real has historically experienced high volatility. We cannot guarantee that U.S. dollars can be converted into reais, or that reais can be converted into U.S. dollars, at the above rate or at any other rate. The selected consolidated financial data as of December 31, 2013, 2012 and 2011 and for each of the years ended December 31, 2012 and 2011 has been derived from our audited consolidated financial statements not included in this annual report on Form 20-F.

We restated our consolidated financial statements as of and for the year ended December 31, 2012 and 2011 as a result of the adoption, on January 1, 2013, of IFRS 11 (Joint Arrangements). We retroactively applied IFRS 11 to 2012 and 2011 for comparison purposes. The adoption of these new accounting standards impacted several line items of our consolidated financial statements.

Selected Consolidated Financial Data in IFRS

	Year ended December 31,
	2015	2015	2014	2013	2012(4)	2011(4)
	(in millions of US$)(1)	(in millions of R$ except per share/ADS data or otherwise indicated)
Income Statement Data:
Net operating revenues:
Electricity sales to final consumers	6,387	20,319	14,922	12,597	13,691	12,522
Revenue from wholesale supply to other concession holders	694	2,208	2,310	2,144	1,689	1,504
Revenue from use of the electricity distribution systems (TUSD)	461	1,465	855	1,008	1,809	1,771
CVA (compensation for changes in ‘Portion A’ items) account and Other financial components of tariffs	536	1,704	1,107	—	—	—
Revenue from use of the concession transmission system	82	261	557	404	662	612
Transmission indemnity revenue	32	101	420	21	192	—
Construction revenues	394	1,252	941	975	1,336	1,232
Transactions in electricity on the CCEE	762	2,425	2,348	1,193	387	175
Other operating revenues	976	3,106	1,706	1,047	506	362
Taxes on revenue and regulatory charges	(3,631)	(11,549)	(5,626)	(4,762)	(6,135)	(5,785)

Total net operating revenues	6,693	21,292	19,540	14,627	14,137	12,393
Operating costs and expenses:
Electricity purchased for resale	(3,000)	(9,542)	(7,428)	(5,207)	(4,683)	(3,330)
Charges for the use of the national grid	(314)	(999)	(744)	(575)	(883)	(748)
Depreciation and amortization	(262)	(835)	(801)	(824)	(763)	(786)
Personnel	(451)	(1,435)	(1,252)	(1,284)	(1,173)	(1,104)
Gas purchased for resale	(330)	(1,051)	(254)	—	—	—
Royalties for usage of water resources	—	—	(127)	(131)	(185)	(153)
Outsourced services	(283)	(899)	(953)	(917)	(906)	(858)
Post-retirement obligations	(49)	(156)	(212)	(176)	(134)	(124)
Materials	(48)	(154)	(381)	(123)	(73)	(81)
Provisions for operating losses	(441)	(1,402)	(581)	(305)	(671)	(166)
Employee’ and managers’ profit shares	(43)	(137)	(249)	(221)	(239)	(219)
Construction costs	(394)	(1,252)	(942)	(975)	(1,336)	(1,232)
Other operating expenses, net	(143)	(455)	(527)	(493)	(481)	(327)

Total operating costs and expenses	(5,758)	(18,317)	(14,451)	(11,231)	(11,527)	(9,128)
Equity in Subsidiaries	124	393	210	764	865	539
Gain on disposal of investment	—	—	—	284	—	—
Unrealized gain on disposal of investment	—	—	—	(81)	—	—
Gain on acquisition of control of investee	—	—	281	—	—	—
Fair value in corporate operation	229	729	—	—	—	—
Operational profit before Financial revenue (expenses) and Taxes	1,288	4,097	5,580	4,363	3,475	3,804
Financial revenues (expenses), net	(231)	(735)	(1,101)	(309)	1,629	(640)

Pretax profit	1,057	3,362	4,479	4,054	5,104	3,164
Income taxes expense	(280)	(892)	(1,342)	(950)	(832)	(749)

Net profit for the year	777	2,469	3,137	3,104	4,272	2,415
Other comprehensive income (loss)	—	—	—	213	(412)	(74)

Comprehensive income	777	2,469	3,137	3,317	3,860	2,41
Basic earnings (loss): (2)
Per common share	0.50	1.96	2.49	2.47	3.40	1.92
Per preferred share	0.50	1.96	2.49	2.47	3.40	1.92
Per ADS	0.50	1.96	2.49	2.47	3.40	1.92
Diluted earnings (loss): (2)
Per common share	0.50	1.96	2.49	2.47	3.40	1.92
Per preferred share	0.50	1.96	2.49	2.47	3.40	1.92
Per ADS	0.50	1.96	2.49	2.47	3.40	1.92

	Year ended December 31,
	2015	2015	2014	2013	2012(4)	2011(4)
	(in millions of US$)(1)	(in millions of R$ except per share/ADS data or otherwise indicated)
Balance sheet data:
Assets:
Current assets	2,948	9,377	6,554	6,669	8,804	5,768
Property, plant and equipment, net	1,239	3,940	5,544	5,817	6,109	6,392
Intangible assets	3,230	10,275	3,379	2,004	1,874	2,779
Financial assets of concessions	836	2,660	7,475	5,841	5,475	3,834
Account receivable from the Minas Gerais State Government	—	—	—	—	—	1,830
Other assets	4,591	14,605	12,048	9,483	10,308	9,018
Total assets	12,844	40,857	35,000	29,814	32,570	29,621
Liabilities:
Current portion of long-term financing	1,980	6,300	5,291	2,238	6,466	4,504
Other current liabilities	1,935	6,152	4,832	3,684	6,332	3,595
Total current liabilities	3,915	12,452	10,123	5,922	12,798	8,099
Non-current financing	2,787	8,866	8,218	7,219	3,950	6,000
Post-retirement liabilities non-current	970	3,086	2,478	2,311	2,575	1,956
Other non-current liabilities	894	2,843	2,896	1,724	1,697	1,900
Total non-current liabilities	4,651	14,795	13,592	11,254	8,222	9,856
Share capital	1,979	6,294	6,294	6,294	4,265	3,412
Capital reserves	605	1,925	1,925	1,925	3,954	3,954
Profit reserves	1,661	5,285	2,594	3,840	2,856	3,293
Accumulated other comprehensive income	32	102	468	579	475	1,007
Equity attributable to non-controlling shareholder	1	4	4	—	—	—
Total equity	4,278	13,610	11,285	12,638	11,550	11,666
Total liabilities and equity	12,844	40,857	35,000	29,814	32,570	29,621

Other data

	2015	2014	2013	2012	2011
Outstanding shares basic: (2)
Common	420,764,639	420,764,639	420,764,639	420,764,639	420,764,639
Preferred	837,516,297	837,516,297	837,516,297	837,516,297	837,516,297
Dividends per share (2)
Common	R$0,50	R$0.63	R$1.28	R$2.20	R$1.03
Preferred	R$0,50	R$0.63	R$1.28	R$2.20	R$1.03
Dividends per ADS (2)	R$0,50	R$0.63	R$1.28	R$2.20	R$1.03
Dividends per share (3)(2)
Common	US$0.13	US$0.24	US$0.48	US$0.83	US$0.39
Preferred	US$0.13	US$0.24	US$0.48	US$0.83	US$0.39
Dividends per ADS (3)(2)	US$0.13	US$0.24	US$0.48	US$0.83	US$0.39
Outstanding shares—diluted: (2)
Common	420,764,639	420,764,639	420,764,639	420,764,639	420,764,639
Preferred	837,516,297	837,516,297	837,516,297	837,516,297	837,516,297
Dividends per share diluted (2)
Common	R$0.50	R$0.63	R$1.28	R$2.20	R$1.03
Preferred	R$0.50	R$0.63	R$1.28	R$2.20	R$1.03
Dividends per ADS diluted (2)	R$0.50	R$0.63	R$1.28	R$2.20	R$1.03
Dividends per share diluted (3)(2)
Common	US$0.13	US$0.24	US$0.48	US$0.83	US$0.39
Preferred	US$0.13	US$0.24	US$0.48	US$0.83	US$0.39
Dividends per ADS diluted (3)(2)	US$0.13	US$0.24	US$0.48	US$0.83	US$0.39

(1)	Converted at R$3.1811/US$, the exchange rate on October 31, 2016. See “– Exchange rates”.
(2)	Per share numbers have been adjusted to reflect the stock dividends on our shares in April 2015, and per ADS numbers have been adjusted to reflect the corresponding adjustments to our ADS.
(3)	This information is presented in U.S. dollars at the exchange rate in effect as of the end of each year.
(4)	Data as of and for the year ended December 31, 2012 and 2011, has been restated to reflect the application of IFRS 11, adopted from January 1, 2013.

Exchange Rates

On March 4, 2005, the National Monetary Council (Conselho Monetário Nacional), or CMN, consolidated the commercial rate exchange market and the floating rate market into a single exchange market. Such regulation allows, subject to certain procedures and specific regulatory provisions, the purchase and sale of foreign currency and the international transfer of reais by a foreign person or company, without restriction as to the amount. Additionally, all foreign exchange transactions must be carried out by financial institutions authorized by the Brazilian Central Bank (Banco Central do Brasil), or the Central Bank, to operate in this market.

Brazilian law provides that whenever there (i) is a significant deficit in Brazil’s balance of payments or (ii) are major reasons to foresee a significant deficit in Brazil’s balance of payments, temporary restrictions may be imposed on remittances of foreign capital abroad. In the past, the Central Bank has occasionally intervened to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Federal Government will continue to let the real float freely or will intervene in the exchange rate market. The real may depreciate or appreciate against the U.S. dollar and other currencies substantially in the future, Exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of Preferred ADSs or Common ADSs. We will make any distributions with respect to our preferred shares or common shares in reals and the depositary will convert these distributions into U.S. dollars for payment to the holders of Preferred ADSs and Common ADSs. We cannot make assurances that such measures will not be undertaken by the Brazilian Government in the future, which could prevent us from making payments to the holders of our ADSs. Exchange rate fluctuations may also affect the U.S. dollar equivalent of the real price of the preferred shares or common shares on the Brazilian stock exchange on which they are traded. Exchange rate fluctuations may also affect our results of operations. For more information see “Risk Factors — Risks Relating to Brazil — Exchange rate instability may adversely affect our business, results of operations and financial condition and the market price of our shares, the Preferred ADSs and the Common ADSs”.

The table below sets forth, for the periods indicated the low, high, average and period-end exchange rates for reais, expressed in reais per US$1.00

	Reais per US$1.00
Month	Low	High	Average	Period-end
October 2015	3.7339	4.0003	3.8752	3.8439
November 2015	3.7048	3.8982	3.7858	3.8982
December 2015	3.7264	4.0231	3.8808	3.9593
January 2016	3.9893	4.1299	4.0556	4.0364
February 2016	3.8785	4.0564	3.9644	3.9793
March 2016	3.5500	3.9475	3.6980	3.5500
April 2016	3.4547	3.7106	3.5634	3.4547
May 2016	3.4594	3.6122	3.5403	3.6074
June 2016	3.2003	3.6030	3.4234	3.2003
July 2016	3.2350	3.3436	3.2781	3.2380
August 2016	3.1292	3.2650	3.2086	3.2470
September 2016	3.1962	3.3274	3.2532	3.2434
October (1)	3.1193	3.2359	3.1858	3.1811

(1)	As of October 31, 2016.

	Reais per US$1.00
Year Ended December 31,	Low	High	Average	Period-end
2011	1.5375	1.8865	1.6723	1.8627
2012	1.6997	2.1141	1.9535	2.0476
2013	1.9480	2.4464	2.1570	2.3608
2014	2.1940	2.7306	2.3498	2.6563
2015	2,5644	4.1638	3.3360	3,9593

Source:	U.S. Federal Reserve Board.

Risk factors

The investor should take into account the risks described below, and the other information contained in this Annual Report, when evaluating an investment in our Company.

Risks relating to CEMIG

We cannot be certain that new generation concessions will be granted, nor that our present concessions will be extended on terms similar to those currently in effect, nor that the indemnities received in the event of non-extension will correspond to the expected value.

We operate most of our power generation, transmission and distribution activities under concession contracts entered into with the Brazilian federal government. The Brazilian Constitution requires that all concessions relating to public services be awarded through a bidding process. In 1995, in an effort to implement these constitutional provisions, the Brazilian federal government adopted certain laws and regulations, which are collectively known as the “Concessions Law”, which govern the bidding procedures in the power industry.

On September 11, 2012 the Brazilian federal government issued Provisional Measure 579 (“PM 579”), later converted into Law No. 12,783 of January 11, 2013 (“Law No. 12,783/2013”), which governs extension of the concessions granted prior to Law No. 9,074 of July 7, 1995. Under that law, as from September 12, 2012 these concessions can be extended only once, for up to 30 years, at the option of the concession authority.

On December 4, 2012, the Company signed the second amendment to Transmission Concession Contract 006/1997, extending this concession contract for 30 years under the terms of Law No. 12,783/2013, to be calculated from January 1, 2013. The concession extension resulted in a reduction of the Permitted Annual Revenue (Receita Anual Permitida, or RAP), which decreased our anticipated revenue with respect to those concessions. The Brazilian federal government has indemnified the Company for the RAP reduction in connection with part of the extended concessions. However, the Company has not been indemnified for the RAP reduction in connection with assets the operation of which began before the year 2000. According to Law No. 12,783/2013, the indemnification that is pending will be paid by the concession authority within 30 years and will be, adjusted for the Amplified National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA) until it is fully paid.

The Company opted not to request the extension of the generation concessions that would expire within the period from 2013 to 2017. For the plants that have yet to undergo their first extension, including the Jaguara, São Simão and Miranda plants, Concession Contract 007/1997 guarantees the extension of these concessions for a further 20 years, under their existing terms and conditions.

Based on this understanding, Cemig Generation and Transmission (“Cemig GT”) applied for a judicial order of mandamus (Application for Mandamus No. 20,432/DF) against the actions of the Mining and Energy Ministry with the objective of safeguarding its rights to an extension of the concession period of the Jaguara Hydroelectric Plant , under the terms of Clause 4 of Concession Contract 007/1997, and in accordance with the original terms and conditions of that Contract, which was signed prior to Law No. 12,783/ 2013.

The Superior Court of Justice (“STJ”) affirmed the Mining and Energy Ministry’s denial of the merits of Cemig GT’s application for an extension of the Jaguara Hydroelectric Plant concession and rejected Cemig GT’s application by a majority of 6 votes to 2.

On December 21, 2015, Brazil’s Federal Supreme Court (“STF”) granted an interim judgment in the Application for Provisional Remedy No. 3980/DF brought against the Brazilian federal government by Cemig GT, which granted Cemig GT the right to retain the control of the Jaguara Hydroelectric Plant commercial operation until a final decision is made by the STF. Application for Provisional Remedy No. 3,980/DF seeks on the merits the suspension of the effects of STJ’s decision on the Application for Mandamus No. 20,432/DF described above.

On the same basis, due to the imminent expiry of the period originally specified in the São Simão Hydroelectric Plant concession, Cemig GT filed for an injunction against the actions of the Mining and Energy Minister, with the objective of ensuring its right to extend the period of that concession, under Clause 4 of Concession Contract 007/1997, in accordance with the original terms of this contract, which was signed prior to Law No. 12,783/2013 Cemig GT obtained an initial interim relief from the court, in which recognized Cemig GT’s right to retain control of the São Simão Hydroelectric Plant’s commercial operations until a final decision was made by the court. However On June 30, 2015, Minister Mauro Campbell of the STJ revoked that injunction. The São Simão Hydroelectric Plant is provisionally under the responsibility of Cemig GT until a public tender is held for its concession.

Based on the classification adopted by the Company of the risk of loss involved in legal actions (where the chances of loss for the Company are assessed as “probable”, “possible”, or “remote”) the Company has classified the chance of loss in the actions mentioned above as “possible”, due to the nature and complexity of those specific cases. The cases have several particular elements characterizing the contingency, such as: (i) the singular nature of Concession Contract 007/1997; (ii) the unprecedented nature of the subject matter; and (iii) the fact that the actions will regarded as leading cases when extension of concessions is considered by the Brazilian Courts.

On June 10, 2016, Cemig’s wholly-owned subsidiary Cemig GT filed an application with Aneel for a 20 year extension of the concession period for the Miranda hydroelectricPlant (the‘Miranda Plant’), which is scheduled to expire in December 2016. On July 12, 2016, Aneel decided to refer the application “to the Mining and Energy Ministry, with the recommendation that the application made by Cemig GT for extension of the period of the concession for the Miranda Hydroelectric Plant should not be granted, due to its application having been made after the deadline stipulated by Law 12,783/2013”. The Company is considering any possible administrative or legal measures, and will keep its shareholders and the market informed of any material developments.

For the other generation plants that have concessions that expire during the period from 2013 to 2017, which have already undergone an extension according to the conditions established in Concession Contract 007/1997related to Três Marias, Salto Grande, Itutinga, Camargos, Piau, Gafanhoto, Peti, Tronqueiras, Joasal, Martins, Cajuru, Paciência, Marmelos, Sumidouro, Anil, Poquim, Dona Rita and Volta Grande generation plants, we have opted to return them to the concession authority (i.e. not to request extension, under the terms of PM 579).

In relation to Sumidouro, Anil, Poquim, ANEEL decided to extinguish the concession and, considering the capacity of such plants (less than 3 MW), they qualified for a registration regime and the assets were not returned to the federal government.

Further, CEMIG GT took part in the Hydroelectric Plant Concessions Auction under the Regime of Quotas, held on November 25, 2015 and won generation concessions for 18 hydroelectric power plants. CEMIG GT already operated 14 of those 18 hydroelectric power plants (Três Marias, Salto Grande, Itutinga, Camargos, Piau, Gafanhoto, Peti, Tronqueiras, Joasal, Martins, Cajuru, Paciência, Marmelos and Dona Rita). The remaining four concessions are new and include the following hydroelectric power plants: Ervália, Coronel Domiciano, Sinceridade and Neblina. These new assets added almost 50 MW to the Cemig’s power generation facilities. The total capacity of the 18 hydroelectric power plants is approximately 700 MW.

The percentage of the physical guarantee allocated to the Regulated Market (Ambiente de Contratação Regulado, or ACR) was 100% from January 1, 2016 to December 31, 2016 and will be 70% as of January 1, 2017. Contracts were executed after the payment of a concession grant fee of R$2,216 million, as follows: the first installment on December 31, 2015 and the second installment within 180 calendar days of the execution of the contracts. The amount is updated by the Selic rate from the date of payment of the first installment until the second installment payment date.

Cemig GT will receive in total R$498.7 million per year for generation services related to the plants, which is comprised of two components: (i) Fee for Management of Generation Assets (Custo de Gestão dos Ativos de Geração or GAG), and (ii) Yield on the Concession Grant Fee (Retorno da Bonificação pela Outorga, or RBO).

Regarding distribution concessions, the new concession agreement, with a 30-year term, imposes efficiency conditions on distribution companies under two categories: (i) service quality, and (ii) economic-financial sustainability. Non-compliance with the conditions for two consecutive years or any of the limits at the end of the first five years will result in the termination of the concession. Additionally, non-compliance with the global collective continuity indicator targets (global annual limits of collective continuity indicators) may lead to restrictions in the payment of dividends and/or interest on equity, while non- compliance with the economic-financial sustainability indicators may require capital contributions from the controlling shareholders.

In 2014, after a decision by ANEEL to amend the concession and permission contracts of Brazilian electricity distributors, we signed a Fourth Amendment to each of our distribution concession contracts, which established a guarantee that amounts recorded in the Offsetting Account for Variation in Parcel “A” Items (Conta de Compensação de Variação de Valores de Itens da Parcela “A”, or CVA Account), and other financial components, would be incorporated into the basis of the indemnity we would be entitled to receive if a distribution concession were to be terminated for any reason.

On December 21, 2015, Cemig Distribuição S.A. (“Cemig D”) executed the fifth amendment to each of the distribution concession contracts it is a party to. Under the fifth amendment, the concessions granted under the Concession Contract 002/1997, Concession Contract 003/1997, Concession Contract 004/1997, and Concession Contract 005/1997, were consolidated and granted an extension from January 1, 2016 to December 31, 2045.

In light of the degree of discretion granted to the Brazilian federal government in relation to new concession contracts and renewal of existing concessions, and due to the new provisions established by PM 579 (and subsequent Law No. 12,783/2013) for renewals of distribution, generation and transmission concession contracts, we cannot guarantee: (i) that new concessions will be obtained; nor (ii) that our existing concessions will be extended on the same terms as those in effect; nor (iii) that the indemnities received in the event of non-extension of a concession will be in the amount expected. In this context, unfavorable events in relation to the concessions could adversely affect our business, results of operations and financial condition.

We are subject to extensive and uncertain governmental legislation and regulation and any changes to such legislation and regulation could have a materially adverse effect on our business, results of operations and financial condition.

The Brazilian federal government has been implementing policies that have a far-reaching impact on the Brazilian energy sector and, in particular, the electricity industry. As part of the restructuring of the industry, the New Industry Model Law introduced a new regulatory regime for the Brazilian electricity industry.

This regulatory structure has undergone several changes over recent years, the most recent being the changes added by PM 579 (which was converted into Law No. 12,783/2013), which governs the extension of some concessions governed by Law No. 9,074 of July 7, 1995. Under this law, such concessions can, as from September 12, 2012, be extended only once, for up to 30 years, at the option of the concession authority.

Amendments in the legislation and/or the regulations relating to the Brazilian electricity industry could adversely affect our business strategy and the conduct of our activities if we are not able to anticipate the new conditions or if we are unable to absorb the new costs or pass them on to customers.

Our subsidiaries may suffer intervention by public authorities to ensure appropriate provision of services, or imposition of fines by ANEEL, for failing to comply with their concession agreements and/or authorizations, which could result in penalties or, depending on the severity of the non-compliance, expiration of the concession agreements or revocation of the authorizations.

We conduct our generation, transmission and distribution activities pursuant to concession agreements entered into with the Brazilian federal government, through ANEEL, and/or pursuant to authorizations granted our portfolio companies, as the case may be. ANEEL may impose penalties if we fail to comply with any provision of the concession agreements, including those relating to compliance with the established standards of quality. Depending on the severity of the non-compliance, these penalties could include:

•	fines for breach of contract of up to 2.0% of the concession holder’s revenues in the financial year immediately prior to the date of the breach;

•	injunctions related to the construction of new facilities and equipment;

•	restrictions on the operation of existing facilities and equipment;

•	temporary suspension from participating in bidding processes for new concessions for a period of up to two years;

•	intervention by ANEEL in the management of the concession holder that is in breach; and

•	repeal of the concession.

In addition, the Brazilian federal government has the power to revoke any one of our concessions or authorizations, prior to the end of their term, in the event of bankruptcy or dissolution, or by a procedure of bringing forward expiration, for reasons related to the public interest. It can also intervene in concessions for the purpose of ensuring adequacy in provision of services, and faithful compliance with relevant provisions of contracts, regulations or law, and may also interfere in the operations of, and revenues arising from, the operations of the facilities of the Company and its subsidiaries.

Delays in the implementation and construction of new electricity undertakings can trigger the imposition of regulatory penalties by ANEEL, which, under ANEEL’s Resolution No. 63 of May 12, 2004, can vary from warnings to the termination of concessions or withdrawal of authorizations.

ANEEL may impose penalties or even repeal our concessions or authorizations in the event of a breach of a concession contract or authorization conditions. Any compensation we may receive upon rescission of the concession contract and/or withdrawal of an authorization may not be sufficient to compensate us for the full value of certain investments. If any concession contract is rescinded due to a fault of ours, the effective amount of compensation could be smaller, due to fines or other penalties. Rescission of our concession contracts, or imposition of penalties, could adversely affect the Company’s business, results of operations and financial condition.

Further, rules of the new distribution contract come into effect in 2016. These rules contain new standards for service quality and economic-financial sustainability of distribution companies, which must be complied with during the 30 years of the concessions. The evaluation of the standards will happen annually and, in the event of non-compliance, it may become obligatory for the controlling stockholders of the distribution company to contribute additional capital; or this might result in limitation on dividends payment, or payment of interest on equity.

It is possible that we may not succeed in implementing, in a timely fashion, or without incurring unforeseen costs, the strategies contained in our Long-term Strategic Plan(1), and this could have adverse consequences for our businesses, results of operations and financial condition.

Our ability to achieve strategic objectives depends, largely, on successful, timely implementation with positive cost-benefit ratio, of our Long-term Strategic Plan. The following are some of the factors that could affect this implementation:

•	Ability to generate cash flow or obtain future financings necessary for implementation of the projects;

•	Delays in the delivery of equipment by suppliers;

•	Delays resulting from failures of suppliers or third parties in compliance with their contractual obligations; and

•	Significant alterations in the economic, regulatory, hydrological or other scenarios.

(1)	This contains the long-term strategic planning and the fundamentals, targets, objectives and results to be pursued and achieved by the Company. It is reviewed annually by the Executive Board and approved by the Board of Directors.

Any delays, such as those described above, or significant increases in our costs for another reason, could delay or prevent the successful implementation of our long-term strategic plan, which could cause an adverse effect on our businesses, results of operations and financial condition.

It is possible that the Company might face difficulties to deliver the results expected in the business plan, at the time of acquisition of companies or those recently acquired, which might be adverse for its business, results of operations and financial condition.

The Company and its subsidiaries have been acquiring interests in other companies, and they intend to maintain this profile of their business expansion in the future. However, there is a possibility that the benefits expected from these acquisitions may not be achieved. The process of integrating an acquired business might subject the Company to certain risks, such as: unexpected expenses, not being able to integrate the activities of the acquired company, not realizing the economies of scale and the expected efficiency gains, potential delays related to the integration of the operations of the acquisitions, exposure to unexpected contingencies, and prior legal claims made against an acquired business. The Company and/or its subsidiaries might not be successful in dealing with these and other risks or problems related to the most recent acquisitions or any future acquisition transaction. The Company’s and/or its subsidiaries inability to integrate its operations successfully, or any significant delay in achieving such integration, could adversely affect our business, financial condition or operational results.

There are restrictions on our capacity for re-investment and indebtedness, which could adversely affect our business, results of operations and financial condition.

We are subject to certain restrictions on our ability to re-invest and raise funds from third parties, which might prevent us from entering into new contracts for financing of our operations, or for the re-financing of our existing obligations, and which may adversely affect our business, results of operations and financial condition.

In relation to reinvestment, our by-laws state that we may use up to 40.0% of our annual EBITDA (earnings before interest, income taxes, depreciation and amortization), each fiscal year, on capital investments and acquisitions. Our ability to carry out our capital expenditure program is dependent upon a number of factors, including our ability to charge adequate rates for our services, access to the domestic and international capital markets, and a variety of operational and other factors. Further, our plans to expand our generation and transmission capacity are subject to the competitive bidding process governed by Law No. 8,666/1993 (the “Tenders Law”).

Regarding loans from unrelated parties. we note that as a state-controlled company, we are subject to rules and limits on the level of credit that may be contracted by the public sector, set by the National Monetary Council (Conselho Monetário Nacional, or CMN) and by the Brazilian Central Bank – BACEN (the “Central Bank”), and also for operating in the electricity sector which are also subject to rules and limits established by ANEEL, which govern the indebtedness of electricity sector companies. Those bodies set certain parameters and indicators for financial institutions to be able to offer credit to companies in the public sector or the electricity industry. State-controlled companies, for example, may use the proceeds of external transactions with commercial banks (debt, including bonds) only for the purpose of refinancing financial obligations. When it comes to local banks, state-controlled companies can enter into transactions guaranteed by duplicates of trade bills or for the purpose of refinancing financial obligations (federal banks only).

In addition, prior approval by the Finance Ministry the Central Bank is required before carrying out certain international financial transactions. Such approval is usually being given only if the purpose of the transaction is to finance importation of goods or refinance our external debt. As a result of these rules, our ability to incur debt is limited.

Further, we may enter into financial agreements that contain covenants, which could restrain our operational flexibility. As of this date, we have entered into financial agreements with this profile with the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social, or BNDES). In the event of non-compliance by ourselves with an obligation contained in any of these financing agreements, we are required to strengthen the guarantees of the financing, on penalty of early maturity of the contract. In the past, there have been occasions when we have been non-compliant with financial covenants, which had conditions that were more restrictive than the present ones. Although we have been able to obtain waivers from our creditors in relation to such non-compliances, no guarantee can be given that we will be successful in obtaining any particular waiver in the future.

Our by-laws require us to keep certain financial indicators, including ratios related to debt and reinvestment, within certain limits. In 2014 and 2015, certain financial limits and indicators required by our by-laws were exceeded pursuant to the relevant approvals given by our stockholders at the general stockholders’ meetings for those years. Such limits could affect our operational flexibility.

Programs of investment and acquisitions will require additional capital, which might not be available on acceptable terms.

We will need funds to finance acquisitions and investments. However, we cannot guarantee that we will have our own funds or that we will be able to raise such funds in a timely manner and in the necessary amounts, or at competitive rates (by issuance of debt securities, or incurrence of loans) to finance investments and acquisitions. If we are unable to obtain funds as planned, we may be unable to meet our acquisition commitments, and our investment program could suffer delays or significant changes, which could adversely affect our business, financial situation or future prospects.

A reduction in our credit risk rating could adversely affect the availability of new financings and increase our cost of capital.

The credit risk rating agencies Fitch Ratings, Moody’s, and Standard and Poor’s attribute a rating to the Company and its debt securities on a Brazilian basis, and also a rating for the Company on the global basis.

Ratings reflect, among other factors, the outlook for the Brazilian electricity sector, the hydrological conditions of the country, the political and economic conditions, country risk, and the rating and outlook for the Company’s controlling stockholder, the State of Minas Gerais. If our ratings are downgraded due to any external factor, operational performance or high levels of debt, it may increase the cost of capital and/or result in the inclusion of or breach of existing financial covenants in the instruments that regulate our debt. Further, our operational or financial results and/or the availability of future financings could be adversely affected.

Disruptions in the operation of, or deterioration of the quality of, our services, or those of our subsidiaries, could have an adverse effect on our business, financial situation and results of operations.

The operation of complex electricity generation, transmission and distribution systems and networks involves various risks, such as operational difficulties and unexpected interruptions, caused by accidents, breakage or failure of equipment or processes, performance below expected levels of availability and efficiency of assets, or disasters (such as explosions, fires, natural phenomena, landslides, sabotage, vandalism, or other similar events). Furthermore, operational decisions by the authorities responsible for the electricity network, environment matters, operations and other issues that affect electricity generation, transmission or distribution could adversely affect the functioning and profitability of the operations of our generation, transmission and distribution systems. If such factors occur, our insurance could be insufficient to cover in full the costs and losses that we might incur due to damage caused to our assets, or due to outages.

Further, the revenues that the Company’s subsidiaries generate from establishing, operating and maintaining its facilities are related to the availability of the equipment and assets, and to the quality of the services (continuity and service in accordance with levels demanded by the regulations). Under the related concession contracts, the Company and its subsidiaries are subject to: (i) a reduction of their “Portion B” allocation (due to increase of the component Q in the formula for the “X Factor” at the time of the tariff review for the distributors; (ii) a reduction of the Permitted Annual Revenue (Receita Anual Permitida, or RAP), for the transmission companies; (iii) effects on the Availability Factor (Fator de Disponibilidade, or FID) and the offtake guarantee levels for the generation facilities; and (iv) application of penalties and payment of compensation amounts, depending on the scope, severity and duration of non-availability of the services and equipment. Therefore, outages or stoppages in our generation, transmission and distribution facilities, or in substations or networks, may cause a material adverse effect on our business, financial situation and results of operations.

The operational and financial results of the affiliated companies in which we invested may adversely affect our strategies, results of operations and financial condition.

We hold equity interests in, and conduct business through, a number of affiliated companies, including the acquisition of significant power generation and transmission assets (for further information, please refer to “Item 4. Information on the Company – Organization and Historical Background”). The performance of our affiliated companies, such as Taesa, Light, Renova and Aliança Geração, can have a significant impact in our business and results of operations, as our ability to meet financial obligations is related in part to the cash flow and earnings of our subsidiaries and the distribution or other transfer of those earnings to us in the form of dividends or other advances and payment.

In addition, some of our subsidiaries may in the future be subject to loan agreements that require that any indebtedness of these subsidiaries to us be subordinate to the indebtedness under those loan agreements. Our subsidiaries are separate legal entities. Any right we may have to receive assets of any subsidiary or other payments upon their liquidation or reorganization will be effectively subordinated to the claims of that subsidiary’s creditors (including tax authorities, trade creditors and lenders to such subsidiaries), except to the extent that we are a creditor of that subsidiary, in which case our claims would still be subordinated to any security interest in the assets of that subsidiary and indebtedness of that subsidiary senior to that held by us.

Further, as we do not control the management of several of these subsidiaries, their management practices may not be aligned with ours. Any deterioration in the results of operations or financial condition of any subsidiary or any sanctions or penalties imposed on them may have a negative effect on our results of operations or financial condition.

Delays in the process of construction of projects, or in the expansion of facilities, in new investments and in capitalizations in our generation, transmission and distribution companies could adversely affect our business results of operations and financial condition.

We are currently engaged in the construction and expansion of plants, transmission lines, distribution lines, distribution networks and substations, and also studying other potential expansion projects. Conclusion of the projects, within deadlines and budget, within the assumptions established in our Business Plan, and without adverse economic effects, and also of the projects of expansion, new investments, and the required capitalizations, is subject to various risks. For instance, we may encounter the following:

•	Various problems in the phase of planning and construction of expansion projects or new investments (examples might be work stoppages, delays by suppliers in materials and services, delays in tender processes, embargos on work, unexpected geological and meteorological conditions, political and environmental uncertainties, the liquidity of our partners, contractors and subcontractors);

•	Regulatory or legal challenges that delay the start date of operations of expansion projects;

•	New assets might operate below the planned capacity, or the costs of their operation/installation might be greater than planned;

•	Difficulty of obtaining adequate working capital to finance the expansion projects;

•	Environmental demands and claims by the population during construction of generation plants, transmission lines, distribution lines, distribution networks and substations. and

•	possibility of failure to comply with the SAIDI (outages duration) target, resulting in risk of loss of the concession, since the contract provides that non-compliance with the targets for quality indicators for 2 consecutive years, or in the fifth year, will result in opening of a process of expiration of the concession.

If we face any of these problems or other problems related to the new investments or to the expansion of our generation, transmission or distribution capacity, there is the possibility that we might suffer increases of costs, or, perhaps, lower profitability than originally projected for the projects.

We have substantial liabilities and are exposed to short-term liquidity constraints, which could make it difficult for us to obtain financing for our planned investments and adversely affect our financial condition and results of operations.

In order to finance the capital expenditures needed to meet our long-term growth objectives, we have incurred a substantial amount of debt. As our cash flow from operations in recent years has not been sufficient to fund our capital expenditures, debt service and payment of dividends, our debt has significantly increased since 2012. Our total debt (including accrued interest) increased by 12.2 % to R$15,167 million as of December 31, 2015, compared to R$13,509 million as of December 31, 2014 and to R$9,457 million as of December 31, 2013. Our debt, net of cash, cash equivalents and marketable securities, increased by 1.6% to R$11,815 million as of December 31, 2015 compared to R$11,628 million as of December 31, 2014 and to R$6,322 million as of December 31, 2013. 87.0% of our existing debt (principal), or R$13,190 million, will mature in the next five years. In order to meet our growth objectives, maintain our ability to fund our operations and amortize scheduled debt maturities, we will need to raise significant amounts of debt capital from a broad range of funding sources.

To service our debt after meeting our capital expenditure targets, we have relied upon, and may continue to rely upon, a combination of cash flows provided by our operations, drawdowns under our available credit facilities, our cash and short-term financial investments balance and the incurrence of additional indebtedness. Any further lowering of our credit ratings may have adverse consequences on our ability to obtain financing or may impact our cost of financing, also making it more difficult or costly to refinance maturing obligations. If, for any reason, we are faced with continued difficulties in accessing debt financing, this could hamper our ability to make capital expenditures in the amounts needed to maintain our current level of investments or our long-term targets and could impair our ability to timely meet our principal and interest payment obligations with our creditors, as our cash flow from operations is currently insufficient to fund such both planned capital expenditures and all of our debt service obligations. A reduction in our capital expenditure program or the sale of assets could significantly affect our results of operations.

We are controlled by the Government of the Brazilian State of Minas Gerais, which may have interests that are different from those of the other investors or of the Company.

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

The state government, as our controlling shareholder, has the capacity to cause the Company to concentrate on activities and make investments that are intended to promote its own economic or social objectives, which may not be aligned with the strategy of the Company or the interests of our other shareholders.

Brazil’s supply of electricity is heavily dependent on hydroelectric plants, which in turn depend on climatic conditions to produce electricity.

As is widely known, hydroelectric generation is predominant in Brazil – constituting approximately 65% of total installed capacity. The advantages of hydroelectric power have also been widely publicized: it is a renewable resource, and enables substantial expenditures on fuels in thermal generation plants to be avoided. At the same time the main difficulty in the use of this resource arises from the variability of the flows to the plants. There are substantial seasonal variations in monthly flows and in the total of flows over the year, which depend fundamentally on the volume of rain that falls in each rainy season. Adverse hydrological conditions in the Brazilian Southeast resulted in scarcity of water in the states of São Paulo, Minas Gerais and Rio de Janeiro. These conditions may get even worse during the dry period – April to September. This could also lead to rationing of water consumption – and, consequently, of electricity.

To deal with this problem, the Brazilian system has a complementary thermal generation system – with about 28% of the total power generation capacity (and has increased the use of wind power). It also has accumulated water reserves, for the purposes of maintaining the necessary water supply from the rainy season to the dry season and from one year to the next. However, these measures are, to date, not able to handle prolonged water shortages, such as that which occurred in 2014.

The operation of the whole system is coordinated by the National System Operator (Operador Nacional do Sistema, or ONS). Its primary function is to achieve optimal operation of the resources available and minimize operational costs and risks of electricity shortages. In periods when the hydrological situation is unfavorable, the ONS can (as it did in 2014) reduces generation by hydroelectric plants and increase thermal generation, which results in higher costs for the hydroelectric generators. For the distribution companies, this increase in costs increases the price of their electricity purchases which is not always passed through immediately to the consumer, causing mismatches in cash flows which has an adverse effect on business, and financial conditions. Further, in the event of extreme shortages of electricity due to unfavorable hydrological conditions, the system experiences rationing, which could result in a reduction of cash flow.

To mitigate the effect of the seasonality of generation of the hydroelectric plants, the Energy Reallocation Mechanism (Mecanismo de Realocação de Energia, or MRE) was created. This mechanism shares the generation of all the hydroelectric plants in the system in such a way as to supplement the shortage of generation of one plant with excess generation by another. However, this mechanism is not able to eliminate the risk of the generation players, because when there is an extremely unfavorable hydrological situation, to the extent that that all the plants in aggregate are unable to reach the sum of their Physical Guarantee levels of power output, this mechanism makes an adjustment to the Physical Guarantee of each plant through the Physical Guarantee Adjustment Factor (Fator de Ajuste da Garantia Física, or GSF), resulting in the generating companies being exposed to the short-term (“spot”) market.

In 2014, factors such as a reduction in consumption, low storage levels in the reservoirs, low hydrology (rainfall levels and other sources of water) and increased capacity and use of thermoelectric plants have led to a reduction in hydroelectric generation which, in turn, led to a lower GSF. Hydroelectric Generation Companies are aware of this risk and, as such, they typically separate approximately 5% of their physical guarantee levels to mitigate the levels of the GSF. However, extraordinary conditions with respect to a lack of rainfall led to a GSF below the values expected by Hydroelectric Generation Companies, closing the year 2014 at a GSF of 0.91. In 2015, in spite of the small improvement in hydrological conditions, continuous dispatching of the thermal plants, and the lower load, resulted in a GSF of 0.84 at the close of the year. This means that there has been a reduction of more than 15% in the output of the Hydroelectric Generation Companies – and when there is no excess to compensate this reduction it results in increased exposure to the spot market. The exposures to the spot market, and the balance between requirements and resources, are measured monthly by the Electricity Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE). These exposures, negative or positive, are valued by the spot price (Preço de Liquidação de Diferenças—PLD). If the exposures are negative the generator will have a debit in the CCEE, thus affecting its cash flow.

This unexpected exposure of hydroelectric generation companies to spot prices, resulting from low GSF values, caused these companies to seek legal injunctions to avoid exposure to the spot prices, which led to a large number of injunctions which had the effect of paralyzing the CCEE market.

In 2015, to correct this situation, the federal government published Provisional Measure 688, enacted as Law No. 13,203, of December 8, 2015, which created the mechanism of voluntary re-negotiation of hydrological risks as they affect the hydroelectric generation companies. In this process, the generator was allowed to transfer their costs and revenues related to hydrological risk to consumers in exchange for the payment of a “risk premium” to be deposited in the so-called tariff band deposit account (the tariff band surcharges are deposited in such account and transfers to the distribution concessionaires are made from this account as well) and would be indemnified for the losses suffered in 2015 by means of, among other measures, an extension of their power generation grants (concessions or authorizations, as the case may be) for up to 15 years. In other words, hydroelectric power plants would recover the costs incurred with GSF deficits retroactively to January 2015, and such recovery would form a “regulatory asset” which would be amortized over the term of the concession with a postponement of the risk premium. If the remaining concession/authorization period is insufficient (i.e. not long enough to amortize the regulatory asset), then generators would have a concession/authorization extension (limited to 15 years). To be able to use the mechanism the companies have to waive all claims filed and all injunctions obtained, as well as waive any further rights they would have in connection such lawsuits. This mechanism enables plants with contracts signed in the regulated market and the free market to renegotiate them. However, the system and mechanism for renegotiating are different in the two markets. In both, this mechanism functions as a hedge – in which the generators bear the high cost of reserve of energy, and for their generation they receive the amount stipulated by the spot market price.

In the free market, the system did not receive the same acceptance, since even with the payment of the premium, generation companies would have had to continue assuming the hydrological risk at moments of critical hydrology. In this environment, the system required contracting of reserve energy, which has very high prices, for mitigation of the hydrological risk. For this reason this mechanism became inefficient for the generation companies. Acceptance of the mechanism by the regulated market was, approximately, 90%. However, it was not accepted by the free market.

The rules for electricity trading and market conditions may affect the sale prices of electricity.

Under the applicable law, our generation companies are not allowed to sell electricity directly to our distribution companies: the power produced by our generation companies is sold in the ACR through public auctions conducted by ANEEL, or in the Free Market (Ambiente de Contratação Livre, or ACL). The applicable legislation allows the distributors that enter into contracts with the generation companies in the (ACR) to reduce the quantity of energy contracted by up to 4% per year (calculated on the value of the original contract) for the entire period of the contract. This exposes Brazilian generation companies to the risk of not being able to sell the power that has been de-contracted at adequate prices.

We conduct trading activities through power purchase and sale agreements, mainly in the ACL, through our generation and trading companies. Contracts in the ACL may be entered into with other generating entities, energy traders, or mainly, with “Free Consumers”. Free Consumers are consumers with a demand of 3MW or more: they are allowed to choose their electricity supplier. Some contracts allow this type of consumer to buy a higher or lower volume of electricity from our generation companies than originally contracted for (by 5% on average), and this could adversely affect our business, results of operations and financial situation. Other contracts do not allow for this kind of flexibility in the purchase of electricity, but increased competition in the Free Market could influence the occurrence of this type of arrangement in purchase contracts in the ACL.

In addition to the Free Consumers referred to above, there is a category of clients referred to as “Special Consumers”, which are those with contracted demand between 500kW and 3MW. Special Consumers are eligible to participate in the Free Market provided they buy electricity from incentive-bearing alternative sources, such as Small Hydroelectric Plants, biomass plants or wind farms. The company has conducted sales transactions for this category of electricity from specific electricity resources in particular companies of the group and, since 2009, the volume of these sales has gradually increased. The Company has formed a portfolio of purchase contracts which now occupies an important space in the Brazilian electricity market for incentive-bearing alternative power sources. Contracts for the sale of electricity to these clients have specific flexibilities to serve their needs, and these flexibilities of greater or lesser consumption are linked to the historic behavior of these loads. Higher or lower levels of consumption by these clients may cause purchase or sale exposures to spot prices, which can have an adverse impact on our business, operational results and/or financial situation. Market variations, such as variations of prices for signature of new contracts, and of volumes consumed by our clients in accordance with flexibilities previously contracted, can lead to spot market positions, which can potentially have a negative financial impact on our results.

The Energy Reallocation Mechanism (MRE) was created to reduce the exposure of generators of hydroelectric power, such as our generation companies, to the uncertainties of hydrology. It functions as a pool of hydroelectric Generation Companies, in which the generation of all the plants participating in the MRE is shared in such a way as to meet the demand of the pool. When the totality of the plants generates less than the amount demanded, the mechanism reduces the assured offtake levels of the plants, causing a negative exposure to the short-term (“spot”) market and, as a consequence, the need to purchase power supply at the “spot” price (the Preço de Liquidação de Diferenças, or PLD). Correspondingly, when the total generation of the plants is more than the volume demanded, the mechanism increases the guaranteed offtake level of the plants, leading to a positive exposure, permitting the sale of power at the spot rate (PLD). In years of poor rainfall the reduction factor which applies to the assured energy levels can reduce the levels of the hydroelectric plants by up to 20% or more.

In 2015 the Brazilian federal government proposed a system of voluntary renegotiation relating to hydrological risk. This process enabled the generating companies to transfer their costs and revenues related to hydrological risk to consumers in exchange for the payment of a “risk premium” to be deposited in the so-called tariff band deposit account (the tariff band surcharges are deposited in such account and transfers to the distribution concessionaires are made from this account as well) and would be indemnified for the losses suffered in 2015 by means of, among other measures, an extension of their power generation grants (concessions or authorizations, as the case may be) for up to 15 years. In other words, hydroelectric power plants would recover the costs incurred with GSF deficits retroactively to January 2015, and such recovery would form a “regulatory asset” which would be amortized over the term of the concession with a postponement of the risk premium. If the remaining concession/authorization period is insufficient (i.e. not long enough to amortize the regulatory asset), then generators would have a concession/authorization extension (limited to 15 years).

In the free market, the system was not favorable enough to gain acceptance: even with the payment of the risk premium, generation companies would have been required to continue assuming the hydrological risk at moments of critical hydrology. In this environment, the system required contracting of reserve power, which has very high prices, for mitigation of the hydrological risk.

Low liquidity or volatility in future prices, due to market conditions and/or perceptions, could negatively affect our results of operations. Further, if we are unable to sell all the power that we have available (our own generation capacity plus contracts under which we have bought supply of power) in the regulated public auctions or in the Free Market, the unsold capacity will be sold in the CCEE at the spot price (PLD), which tends to be very volatile. If this occurs in periods of low spot prices, our revenues and results of operations could be adversely affected.

Increases in electricity purchase prices could cause imbalance in the Company’s cash flows.

The prices of electricity purchase contracts signed by electricity distribution concession holders such as ourselves are linked to certain variables that are not under their control, such as hydrological conditions and dispatching of thermoelectric plants. Although any increases in costs for purchasing of electricity arising from adverse hydrological conditions and from higher than forecast dispatching of the thermal plants are passed through to the electricity distribution concession holders in the form of tariff increases at the time of the distribution concession holders’ tariff adjustments, this situation could result in mismatches of cash flow, with an adverse impact on the Company’s business, results of operations and financial condition.

In recent years, the Brazilian federal government and Aneel have created mechanisms to reduce the mismatch in the distributors’ cash flow arising from the increase in prices for purchase of electricity.

In 2013, funds from the Energy Development Account (Conta de Desenvolvimento Energético, or CDE) were used; and in 2014 a series of bank loans were made in the name of the CCEE, the funds from which were passed through to the distributors through an account which received the name of the “ACR Account” (Conta ACR). As from 2015, these costs began to be incorporated into the electricity tariffs paid by consumers. In 2015 there was also an Extraordinary Review of tariffs to compensate the increased costs of higher contributions to the CDE, and of electricity purchased from Itaipu, among other factors. Finally, as from January 2015, the “tariff flag” system was finally put in place on a permanent basis. This system increases the tariff for the final consumer when the generation system is undergoing adverse hydrological conditions, and thus transfers part of the costs to these consumers more rapidly. The “Red Flag” was in force for the whole of the year 2015 – this is the highest rate, indicating higher electricity acquisition costs for the distributors and constantly higher charges for the consumer. Even with this mechanism, there is the risk of increase in electricity purchase prices being on such a scale that the Company’s cash is significantly pressured until the next tariff adjustment. Also, the recovery of higher costs for purchase of electricity via pass-through to tariffs takes place gradually over the 12 months between tariff adjustments.

Starting in 2014, the Brazilian federal government undertook another round of funding support transactions, with funds from the CDE. These funds relate to subsidies, including those for low-income consumers, and other components, including access for irrigation, access to water and water services, and rural consumption, which had been withdrawn from the tariff adjustment process at the implementation of Law No. 12,783/2013. These funds were sourced from the Brazilian federal government, among other sources, and paid through Eletrobrás. We note that if there is a delay in these payments it could cause problems of mismatch in the cash flow of our distribution company (Cemig D).

The current economic downturn in Brazil contributed to several factors resulting in the increase in rates charged from captive consumers, and the migration of customers to the free market. This could lead to a revenue decrease during 2016 and possible financial exposure due to an electricity inventory greater than 5% of demand. In order to mitigate these effects, distributors can assign contracts for the purchase of electricity provided by existing generation facilities through the Surpluses and Deficits Compensation Mechanism (Mecanismo de Compensação de Sobras e Déficits, or MCSD), which is available to distributors who have deficits. If, after using this mechanism, distributors still have an excessive inventory of more than 5% of current consumption, such excess can be sold in the spot market, which can result in a loss for the distributor if the PLD is lower than the costs of the purchase contracts. This loss cannot be passed on to the consumer and is bared by the concessionaire. Such losses could have an effect on our business and results from operations.

Requirements of, and restrictions by, the environmental agencies could result in our Company having additional costs.

Our operations relating to generation, distribution and transmission of electricity, and distribution of natural gas, are subject to various federal, state and municipal laws and regulations, and also to numerous requirements relating to the protection of health and the environment. Delays by the environmental authorities, or the refusal of license requests by them, and/or any inability on our part to meet the requirements set by these bodies during the environmental licensing process, may result in additional costs, or even, depending on the circumstances, prohibit or restrict the construction or maintenance of these projects.

Non-compliance with environmental laws and regulations, such as building and operation of a potentially polluting facility without a valid environmental license or authorization, can as a consequence, in addition to the obligation to redress any damages that may be caused, result in criminal, civil and/or administrative sanctions being applied. Under Brazilian legislation, criminal penalties, such as imprisonment and restriction of rights, may be applied to individuals (including managers of legal entities), and penalties such as fines, restriction of rights or community service may be applied to legal entities. With respect to administrative sanctions, depending on the circumstances, the environmental authorities may: (i) impose warnings, or fines, ranging from R$50,000 to R$50 million; (ii) require partial or total suspension of activities; (iii) suspend or restrict tax benefits; (iv) cancel or suspend lines of credit from governmental financial institutions; or (v) prohibit us from contracting with governmental agencies, companies or authorities. Any of these actions could adversely affect our business, results of operations and financial condition.

We are also subject to Brazilian legislation that requires payment of compensation in the event that our activities have polluting effects. Under Federal Law No. 6,848/2009 and Minas Gerais State Decree No. 45,175/2009 (“Decree No. 45,175/2009”), up to 0.5% of the total amount invested in implementation of a project that causes significant environmental impact must be applied in mitigating measures, in an amount to be determined on a case-by-case basis by environmental authorities according to the specific level of pollution and the environmental impact of the project. Decree No. 45,175/2009 also indicated that the compensation rate will be applied retrospectively to projects implemented prior to promulgation of the present legislation. That State Decree was altered by Decree No. 45,629/2011, which established that, for the reference value of the projects that cause significant environmental impact:

(i)	for projects executed before the publication of Federal Law No. 9,985 of July 18, 2000 (“Federal Law No. 9,985”), the net book value will be used, excluding revaluations or, in its absence, the value of the investment presented by the representative of the project; and

(ii)	compensation for environmental projects executed after the publication of Federal Law No. 9,985 will use the reference established in Item IV of Article 1 of Decree No. 45,175/2009, calculated at the time of execution of the project and updated based on an inflation-linked adjustment index.

Among the provisions of law that can lead to operational investments and expenses, one is compliance with the Stockholm Convention on Persistent Organic Pollutants (the “Convention”), to which Brazil is a signatory, assuming the international commitment to withdraw the use of PCB by 2025, and its complete prohibition by 2028, through Decree No. 5,472, of June 20, 2005. The legislation to be passed for this purpose could have a major effect on the electricity industry and on Cemig, due to the possibility of obligations to list, replace and dispose of equipment and materials containing substances included in the Convention such as Polychlorinated Biphenyls (PCBs).

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

Dams are critical and essential elements in the electricity sector. Dam failures can cause serious impacts on society as a whole and on the Company.

In all dams there is an intrinsic risk of dam failure, due to internal and external factors related to the structures. The measure and nature of the risk are not always foreseeable. Absolute security, as an absolute value, is unattainable. Thus, although Cemig complies with the legislation relating to dam safety, and applies best national and international engineering practices in management of its portfolio of dams, we are subject to the risk of a dam failure. The failure of a dam could result in unavailability of hydroelectric generation, causing economic, social, regulatory, and environmental damage and potential loss of human lives in the communities downstream from dams, which could have a material adverse effect on the Company’s image, business and results from operations.

The multiple uses of water and the various interests related to this natural resource might give rise to conflicts of interest between the Company and Society as a whole, which might cause losses to our business, operational results or financial situation.

Cemig’s generation facilities are predominantly hydroelectric plants. In the last 15 years, 44 projects have been added, comprising approximately 1,831 MW. At present, taking into account also the projects undertaken jointly, a total of 80 plants with 7,330 MW correspond to 95.53% of the Company’s installed capacity, and more than 3,500 km2 of reservoirs administrated. Because water is the principal raw material for Cemig’s production of electricity, and a resource that is sensitive to climate change, and vulnerable to the consequences of exploration of other natural resources, significantly impacted by anthropic actions and subject to a regulatory environment, management and conservation of water are subjects of great importance to Cemig.

Decisions on dispatching of the thermal generation plants in Brazil’s national grid system (Sistema Interligado Nacional, or SIN) are made by the National Electricity System Operator (Operador Nacional do Sistema Elétrico, or ONS). The ONS is a non-profit legal entity under private law, in the form of a civil association, created on August 26, 1998, by Law No. 9,648/98, with amendments by the New Industry Model Law and regulation by Decree No. 5.081/04. It is responsible for coordination and control of the operation of generation and transmission facilities in the national grid, under inspection and regulation by the National Electricity Agency (Agência Nacional de Energia Elétrica, or ANEEL).

The operation of reservoirs for generation of electricity by Cemig results, essentially, in consideration of the multiple uses of water by other users of the river basin, and this in turn leads to the need to consider a series of restrictions in terms of the environment, security, irrigation systems, human supply, waterways, bridges, and others – all of which are rigidly respected and complied with by Cemig. In periods of severe drought, like those of 2013 until 2015, monitoring and forecasting the levels of reservoirs and the constant dialogue with the public authorities, civil society and users were essential for ensuring the generation of electricity, and also the other uses of this resource. While the Company engages other essential users, takes steps to analyze community input and studies regarding issues relating to the impact of water use in order to address concerns regarding the use of water, competing interests with respect to the use of water could, subject to certain minimum limits previously established by law, affect its availability to us for use in the operations of certain of our projects, which could affect our operational results and financial condition.

Our processes of governance, risk management and compliance could fail to avoid regulatory penalties, damages to our reputation, or adverse effects on our businesses, results of operations and financial condition.

Our Company is subject to various regulatory schemes, such as: (i) the laws and regulations of the Brazilian electricity industry, including the New Industry Model Law, regulations of the Brazilian regulator (ANEEL), among others; (ii) the laws and regulations that apply to listed companies with securities traded on the Brazilian capital markets, such as Law Nº 6,404/1976, regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM), among others; (iii) the laws and regulations that apply to Brazilian companies which have majority public-sector ownership, such as the Tenders Law, among others; and (iv) the laws and regulations that apply to companies that have securities traded in the US capital markets, such as the Sarbanes-Oxley Act of 2002, the Foreign Corrupt Practices Act of 1977 (FCPA), and regulations of the United States Securities and Exchange Commission (SEC), among others.

Due to the majority interest held by the State Government in our stockholding structure, we are required to contract the greater part of our works, services, advertising, purchases, disposals and rentals, through competitive tenders and administrative contracts which are ruled by the Tenders Law and other complementary legislation. Also, we operate in a sector in which there is frequent use of competitive tenders and high value administrative contracts with a large number of suppliers and clients. This exposes us to the risks of fraud and administrative impropriety that are inherent in these forms of contracting.

In recent years Brazil has intensified and improved its legislation and structures relating to maintaining competition, combat of improbity and prevention of corrupt practices. Law No. 12,846/2013 holds Brazilian companies strictly liable if they commit acts against Brazilian or foreign governmental entities, including acts relating to processes of competitive tenders and administrative contracts, and has laid down heavy penalties for companies that contravene this law.

Our Company has structures and policies for the prevention and combat of fraud and corruption, audit and internal controls, and has adopted the recommendations for Best Corporate Governance Practices recommended by the Brazilian Corporate Governance Institute (Instituto Brasileiro de Governança Coorporativa, or IBGC) and the framework of COSO (Committee of Sponsoring Organizations of the Treadway Commission). However, our processes of governance, risk management and compliance might be unable to avoid future violations of the laws and regulations to which we are subject, or violations of our internal control mechanisms, our Declaration of Ethical Principles and Code of Professional Conduct, or the occurrence of fraudulent or dishonest behavior by employees, or individuals or legal entities that are contracted, or other agents that may represent the company in dealings with third parties, especially with the Public Authorities. Non-compliance with laws and regulations, among other rules, might result in fines, loss of licenses, damage to our reputation or significant financial losses.

Ongoing high profile anti-corruption investigations in Brazil may affect us, the perception of Brazil and domestic growth prospects.

Political events in Brazil have affected the development of the Brazilian economy and investors’ perceptions about Brazil. For example, mass street protests, which started in mid-2013, and have continued in 2014 and 2015 (albeit to a lesser degree than in 2013) and demonstrated the public’s dissatisfaction with corruption and certain political measures, and represent a potential risk to the Brazilian social and economic outlook.

Additionally, certain Brazilian companies in the oil & gas, energy and infrastructure sectors are facing corruption probes by the CVM, the Brazilian Federal Police, the Brazilian Judiciary, the SEC and the U.S. Department of Justice (DOJ). Some issues are including Norte Energia S.A., the owner of the concession for the construction and operation of Belo Monte Hydroelectric Plant, on Xingu River, State of Pará, Brazil, in which Cemig is a minority shareholder through Aliança Norte and Amazônia Energia with an interest of 12.5%. For further information, please refer to “Explanatory Note” and “Item 4. Information on the Company – Note 4 – Acquisition of a 9.77% interest in Norte Energia S.A.: the Belo Monte Hydroelectric Plant – Investigation of Norte Energia S.A.”

Depending on the developments and outcome of such investigations, as well as the time it takes to conclude them, Cemig may be required to further adjust its financial statements, as well as face downgrades from rating agencies, civil and criminal penalties, funding restrictions, reduction in revenues, liquidity issues, reputational issues and other unforeseen material adverse effects. In addition, we cannot assure you that Cemig will not become the subject of any criminal or civil anti-corruption action brought under U.S. or Brazilian law if any illegal acts or regulatory failures come to light. Any potential future anti-corruption-related action brought against us could result in charges against us, members of our management, significant fines and penalties, reputational harm, distraction from our ongoing business and other unforeseen material adverse effects.

Our ability to distribute dividends is subject to limitations.

Whether or not the investor receives dividends depends on whether our financial situation permits us to distribute dividends under Brazilian law, and whether our shareholders, on the recommendation of our Board of Directors, acting in their discretion, determine suspension, due to our financial circumstances, of the distribution of dividends in excess of the amount of mandatory distribution required under our by-laws in the case of the preferred shares.

Because we are a holding company with no revenue-producing operations other than those of our operating subsidiaries, we can only distribute dividends to shareholders if the Company receives dividends or other cash distributions from its operating subsidiaries. The dividends that our subsidiaries can distribute depend on our subsidiaries generating sufficient profit in any given fiscal year. Dividends can be paid out from the profit accrued in each fiscal year or from the accumulated profits of previous years, or from accumulated profit reserves. Dividends are calculated and paid in accordance with applicable Brazilian corporate law (“Brazilian Corporate Law”) and the provisions of the by-laws of each of our regulated subsidiaries.

Under our by-laws, we must pay our shareholders a mandatory annual dividend equal to at least 50% of our net profit for the preceding fiscal year, based on our financial statements (which are prepared in accordance with IFRS and the accounting practices adopted in Brazil), and holders of preferred shares have priority of payment. Our by-laws also require that the mandatory annual dividend we pay to holders of our preferred shares must be equal to at least the greater of (a) 10% of the par value of our shares, or (b) 3% of the value of the portion of stockholders’ equity represented by our shares, in the event that such amount is greater than 50% of our net profit. If in a given fiscal year we do not have net profit, or our net profit is insufficient, our management may recommend at the Annual Shareholders’ Meeting that the payment of the mandatory dividend should not be made in respect of that year. However, there is also a guarantee given by the government of the State of Minas Gerais, our controlling shareholder, that a minimum annual dividend of 6% will in any event be payable to all holders of common shares and preferred shares issued up to August 5, 2004 (other than public and governmental holders) in the event that mandatory distributions have not been made in a given fiscal year.

The level of default by our consumers could adversely affect our business, operational results and/or financial situation as well as those of our subsidiaries.

On December 31, 2015, the total of our past-due receivables owed by final consumers, excluding the allowance for doubtful receivables, was approximately R$919 million, corresponding to 4.31% of our consolidated net revenue in 2015, and our provision for doubtful receivables was R$625 million. The possibility exists that we might be unable to collect amounts payable by various consumers which are in arrears. If such debts are not totally or partially settled, we will suffer an adverse impact on our business, operation results and/or financial situation. Additionally, the amount of debts in arrears from our consumers that exceeds the provision that we have made could cause an adverse effect on our business, operational results and/or financial condition.

Instability of inflation rates and interest rates could adversely affect our economic results and financial situation.

The Company and its subsidiaries are exposed to losses linked to fluctuations in domestic interest rates and inflation rates, due to the existence of assets and liabilities indexed to the variations in the Selic and CDI rates, and the IPCA and IGP-M inflation indices.

A significant increase in interest rates or inflation would have an adverse effect on our financial expenses and financial results as a whole. At the same time, a significant reduction in the CDI rate, or in inflation, could negatively affect the revenue generated by our financial investments, but also have the positive effect of revaluing adjustments to the balances of Financial Assets of our Concessions(2).

ANEEL has discretion to establish the rates that distribution companies charge their consumers. These rates are determined by ANEEL in such a way as to preserve the economic and financial balance of concession contracts entered into with ANEEL.

Concession agreements and Brazilian law have established a mechanism that permits three types of rate adjustment: (i) the Annual Adjustment; (ii) the Periodic Review; and (iii) the Extraordinary Review. The purpose of the Annual Adjustment (Reajuste Anual) is to compensate for changes in costs that are beyond the Company’s control, such as the cost of electricity for supply to consumers, the sector charges that are set by the federal government, and charges for use of the transmission and distribution facilities of other companies. Manageable costs, on the other hand, are adjusted by the IGP–M inflation index, less an efficiency factor, known as the X Factor. Every five years, there is a Periodic Tariff Review (Revisão Periódica Tarifária, or RTP), the purpose of which is to: identify the variations in costs referred to above; provide an adequate return on the assets that the company has constructed during the period; and establish a factor based on economies of scale, which will be taken into account in the subsequent annual tariff adjustments. An Extraordinary Tariff Review takes place whenever there is any unforeseen development that significantly alters the economic/financial equilibrium of the concession. Thus, although our concession contracts specify that the economic and financial balance of the contract shall be preserved, we cannot guarantee that ANEEL will set tariffs that adequately remunerate us in relation to the investments made or in relation to the operational costs incurred by reason of the concession.

(2)	These refer to infrastructure in which investment has been made that will be the subject of indemnity by the Concession-granting power, during the period of the concessions and at their termination, as set out in the regulatory framework of the electricity sector, and in the transmission and distribution concession contract signed with ANEEL by Cemig and its subsidiaries.

ANEEL has discretion in setting the Permitted Annual Revenue (Receita Annual Permitida or “RAP”) of our transmission companies; if any adjustments result in a reduction of the RAP, this could have a material adverse effect on our results of operations and financial condition.

The RAP that we receive through our transmission companies is determined by ANEEL, on behalf of the federal government. The concession contracts provide for two mechanisms for the adjustment of revenues: (i) the annual tariff adjustments; and (ii) the Periodic Tariff Review (Revisão Tarifária Periódica). The annual tariff adjustment of our transmission revenues takes place annually in June and is effective in July of the same year. The annual tariff adjustments take into account the permitted revenues of the projects that have come into operation, and the revenue from the previous period is adjusted by the IPCA index. The periodic tariff review previously took place every four years, but Law No. 12,783/2013 changed the tariff review period to five years. Our last tariff review was in July, 2009, and the next is estimated for 2018 due to the fact that an Extraordinary Review occurred in 2013 as a result of Law No. 12,783/2013. During the periodic tariff review, the investments made by a concession holder in the period and the operational costs of the concession are analyzed by ANEEL, taking into account only investments that it deems to be prudent, and operational costs that it assesses as having been efficient, using a benchmarking methodology developed by employing an efficiency model which compares the data the various transmission companies in Brazil. Therefore, the tariff review mechanism is subject to some extent to the discretionary power of ANEEL, since it may omit to include investments that have been made, and could recognize operational costs as being lower than those actually incurred. This could result in a material adverse effect on our business, results of operations and financial condition.

As previously mentioned, the renewal of concessions of the transmission assets of Cemig GT, under Law No. 12,783/2013, resulted in a reduction of the Permitted Annual Revenue (RAP) of this concession, and gives rise to payment of indemnity for the assets of that concession that had not be amortized. The federal government has already paid indemnity for part of the assets, but the assets in operation prior to the year 2000 have not yet been indemnified. According to Law No. 12,783/2013, full indemnity will be made for the assets based on a calculation of the assets not yet amortized, using the methodology of New Replacement Value (Valor Novo de Reposição, or VNR). Normative Resolution 589/2013 set the criteria for calculation, by concession holders, of the amount to be indemnified for these assets. The companies have calculated the value of the indemnities, but there is still no decision or statement by the concession authority of how this indemnity will be put into effect.

We are strictly liable for any damages resulting from inadequate rendering of electricity services

Under Brazilian law, we are strictly liable for direct and indirect damages resulting from the inefficient rendering of electricity transmission and distribution services. In addition, when damages are caused to final consumers as a result of outages or disturbances in the generation, transmission and distribution system, whenever these outages or disturbances are not attributed to an identifiable member of the National System Operator (Operador Nacional do Sistema, or ONS) or to the ONS itself, the liability for such damages is shared among generation, distribution and transmission companies. Until a party with final responsibility has been identified, the liability for such damages will be shared in the proportion of 35.7% to the distribution agents, 28.6% to the transmission agents and 35.7% to the generation agents. These proportions are established by the number of votes that each of these types of electricity concession holders receives in the general meetings of the ONS, and as such, are subject to change in the future. Consequently, our business, operational results and/or financial situation might be adversely affected as a result of any such damages.

We may incur losses in connection with pending litigation

We are currently defending several legal and administrative proceedings relating to civil, administrative, environmental, tax, labor and other claims. These claims involve a wide range of issues and seek indemnities and restitution in money and by specific performance. Several individual disputes account for a significant part of the total amount of claims against the Company. The consolidated financial statements include provision for risks in a total amount of R$755 million, as of December 31, 2015, for actions in which the chances of loss have been assessed as “probable” (i.e., more likely than not). In the event that our provisions for legal actions are insufficient, payments for actions in excess of the amounts provisioned could adversely affect our operational results and financial situation.

We operate without insurance policies against natural disasters and third party liability.

Other than in connection with flying, we do not have third party liability insurance covering accidents, and we have not sought proposals for this type of insurance. We have not sought a proposal for, and do not maintain, insurance coverage against natural disasters such as earthquakes or floods, that might affect our facilities. Occurrence of events of this nature could cause us additional unexpected costs, resulting in an adverse effect on our business, operational results and financial condition.

The insurance coverage held by the Company may be insufficient to pay compensation for possible damages.

Cemig only maintains insurance for fire, risks involving our aircraft, and operational risks, , as well as those types of insurance cover that are required by law, such as transport insurance of goods belonging to legal entities.

We cannot guarantee that insurances contracted are sufficient to cover in full any liabilities that may arise in the course of our business nor that these insurance policies will continue to be available in the future. The occurrence of claims in excess of the amount insured, or which are not covered by our insurance policies, might generate significant and unexpected additional costs, which could have an adverse effect on our business, operational results and/or financial situation.

We could suffer a loss of revenue and increased costs, exposure to significant liability, reputational harm and other serious negative consequences if we sustain cyber-attacks or other data security breaches that disrupt our operations or result in the dissemination of proprietary or confidential information about us or our clients or other third parties.

We manage and store various proprietary information and sensitive or confidential data relating to our operations. We may be subject to breaches of the information technology systems we use for these purposes. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of third parties, create system disruptions, or cause shutdowns. Computer programmers and hackers also may be able to develop and deploy viruses, worms and other malicious software programs that attack our products or otherwise exploit any security vulnerabilities of our products.

In addition, sophisticated hardware and operating system software and applications that we produce or procure from third parties may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the operation of the system.

The costs to us to eliminate or address the foregoing security problems and security vulnerabilities before or after a cyber-incident could be significant. Our remediation efforts may not be successful and could result in interruptions, delays or cessation of service, and loss of existing or potential clients that may impede our critical functions.

In addition, breaches of our security measures and the dissemination of proprietary information or sensitive or confidential data about us or our customers or other third parties could expose us, our clients or other third parties affected to a risk of loss or misuse of this information, result in litigation and potential liability for us, damage our brand and reputation, or otherwise harm our business. In addition, we rely in certain limited capacities on third-party data management providers whose possible security problems and security vulnerabilities may have similar effects on us.

The volumes of natural gas supplied by Gasmig are concentrated in few sectors and few clients

The volumes of sales to the non-thermoelectric generation sector are based on the large-volume industrial market, which represents 94.41% of the volume of gas sold to this sector in 2015. While we serve clients in the steel, metallurgical and mining industries, our 20 largest clients, responsible for 82.41% of the volume of gas sold in 2015, are in the industrial sector.

The Brazilian manufacturing sector is undergoing a severe crisis, with strong reductions since 2014 (down 3.1% from 2014 to 2013), intensifying in 2015 with a reduction of 8.3% from 2014 – according to data on industrial production volumes from the IBGE (Monthly Industrial Production – Physical Production (Pesquisa Industrial Mensal / Produção Física or PIM–PF).

In 2015, sales to the industrial sector, which comprises steel, metallurgical and mining companies, were down 14.97% from the previous year, due to the economic recession, exacerbated in the middle of the year by the policy of increasing gas prices adopted by Petrobras.

Perpetuation of this adverse economic scenario could negatively affect the business, operational results and the financial condition of Gasmig.

The existence in Brazil of a sole supplier of natural gas affects competitiveness

In 1994, Petrobras and Gasmig entered into a gas supply contract, which was supplemented in 2004 by an Additional Supply Contract (Contrato de Suprimento Adicional, or CSA) under which Gasmig would increase the volume of gas it purchased from Petrobras as of 2010. Since 2011, Petrobras had been providing discounts on the price of gas specified in the CSA. Beginning in June 2015, Petrobras published a gradual reduction of these discounts. Accordingly, from November 2015, the price in effect is the pice set forth in the CSA (without discount). As a result, throughout 2015, the average acquisition price for the non-thermal market increased by approximately 25.7%.

This policy of Petrobras to increase gas prices in 2015, combined with the discounts offered by Petrobras in earlier years, has led to the loss of competitiveness of natural gas vis-à-vis other forms of energy such as LPG (liquid petroleum gas) and fuel oil. If this trend continues, it could negatively affect the demand for natural gas, as it creates incentives to use other sources of energy, which would have a negative impact on the business, operational results and financial condition of Gasmig.

There are uncertainties about the methodology and parameters to be adopted by the regulatory authorities in the first Tariff Review cycle to be applied to Gasmig

Gasmig obtained the concession for distribution of piped gas in the state of Minas Gerais for 30 years from the date of publication of State Law 11.021, of January 11, 1993, with the possibility of extension provided certain requirements are met. On December 26, 2014 the Second Amendment to the respective Concession Contract was signed and the period of the concession was extended until January 10, 2053.

Under the Concession Contract, the Company will continue its natural gas distribution activities until the end of the concession, being compensated through tariffs paid by the users of distribution services.

The Minas Gerais State Economic Development Department (Secretaria de Estado de Desenvolvimento Econômico, or SEDE), the body of the Minas Gerais State Government responsible for regulating piped gas distribution, will be undertaking the first tariff review of Gasmig. The process of tariff review is still being structured and at the moment there is no decision as to how long the review will take or to what methodology will be adopted. At some point during this process there will be a decision on the regulatory compensation rate, which might cause a change in the profit margin for gas distribution and affect our expected results.

In addition, given that this is Gasmig’s first tariff review, there can be no assurances as to the methodology for the valuation of Cemig’s assets, which could negatively impact the expected return for the business.

The regulatory agency responsible for piped gas distribution is controlled by the Minas Gerais State Government, the interests of which might conflict with those of economic equilibrium of the concession

The Brazilian Federal Constitution establishes that it is the function of the States to exploit local piped gas services, directly or through concession.

Gasmig is under the indirect control of the State of Minas Gerais, through the majority shareholding position held by Cemig in Gasmig. The Minas Gerais State Economic Development Secretariat (SEDE) is an instrumentality of the State and in Minas Gerais exercises the role of regulator of the services of piped gas distribution. SEDE is also responsible for promoting investments in the State of Minas Gerais.

The Government of the State of Minas Gerais, as indirect controlling stockholder of Gasmig and, at the same time, regulator of the public service, through SEDE, has the authority to direct efforts and investments of the Company in accordance with its own political, economic or social interests and these could have a negative impact on the economic equilibrium of the concession.

Risks Relating to Brazil

Political and economic instability in Brazil could have effects on the economy and affect us.

Brazil has experienced low economic growth and increasing tension in the political environment, due to the impeachment of former president of the Brazil, Dilma Rouseff, and the related events and repercussions.

The current government of President Michel Temer is experiencing low levels of popularity. The government’s low level of popularity could result in political instability in Brazil, which could in turn result in a reduction of the credibility of public institutions.

Further, the country is suffering the effects on public opinion related to the irregularities that are being investigated in important Brazilian companies, which could result in a significant deterioration in the markets.

If such events result in a negative image being caused for investors, the trading value of our shares, preferred and common, and of our preferred and common ADSs might be reduced, and this could negatively affect our access to the international financial markets. Furthermore, any political instability resulting from such events, if it affects the Brazilian economy, could cause us to re-evaluate our strategy.

The Brazilian federal government has exercised, and continues to exercise, significant influence on the Brazilian economy. Political and economic conditions can have a direct impact on our business, financial condition, results of operations and prospects.

The Brazilian federal government frequently intervenes in the country’s economy and occasionally makes significant changes in monetary, fiscal and regulatory policy. Our business, results of operations and financial condition may be adversely affected by changes in government policies, as well as other factors including, without limitation:

•	fluctuations in the exchange rate;

•	inflation;

•	changes in interest rates;

•	fiscal policy;

•	other political, diplomatic, social and economic developments which may affect Brazil or the international markets;

•	controls on capital flows; and/or

•	limits on foreign trade.

Measures by the Brazilian federal government to maintain economic stability, and also speculation on any future acts of the Brazilian federal government, might generate uncertainties in the Brazilian economy, and increase the volatility of the domestic capital market, adversely affecting our business, results of operations and financial condition. If the political and economic situations deteriorate, we may face increased costs.

Taking into account the Brazilian presidential system of government, and the considerable influence of the executive power, it is not possible to predict whether the present government or any successive governments will have an adverse effect on the Brazilian economy, and consequently on our business.

The stability of the Brazilian real is affected by its relationship with the U.S. dollar, inflation and Brazilian federal government policy regarding exchange rates. Our business could be adversely affected by any recurrence of volatility affecting our foreign currency-linked receivables and obligations.

The Brazilian currency has experienced high degrees of volatility in the past. The Brazilian federal government has implemented several economic plans, and has used a wide range of foreign currency control mechanisms, including sudden devaluation, small periodic devaluation during which the occurrence of the changes varied from daily to monthly, floating exchange market systems, exchange controls and parallel exchange market. From time to time, there was a significant degree of fluctuation between the U.S. dollar and the Brazilian real and other currencies. On December 31, 2015, the exchange rate between the real and the U.S. dollar was R$3.9593 to U.S.$1.00.

The real may not maintain its current value or the Brazilian federal government may implement foreign currency control mechanisms. Any governmental interference with the exchange rate, or the implementation of exchange control mechanisms, could lead to a depreciation of the real, which could reduce the value of our receivables and make our foreign currency-linked obligations more expensive. Other than in respect of our revenues and receivables denominated in U.S. dollars, such devaluation could materially adversely affect our business, operations or prospects.

On December 31, 2015, approximately 0.31% of our consolidated indebtedness (which equaled approximately R$15,167 million) was denominated in foreign currencies, of which approximately R$33 million (or approximately 0.22% of our consolidated indebtedness) was denominated in U.S. dollars.

Risks relating to the preferred and common shares, and the preferred and common ADSs

Inflation and certain governmental measures to curb inflation may contribute significantly to economic uncertainty in Brazil and could harm our business and the market value of our shares, the preferred ADSs and the common ADSs.

Brazil has historically experienced extremely high rates of inflation. Inflation, and some of the federal government’s measures taken in an attempt to curb inflation, have had significant negative effects on the Brazilian economy. Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. As measured by the IPCA index, Brazilian annual inflation rates in 2013, 2014 and 2015 were 5.91%, 6.41% and 10.67%, respectively. No assurance can be given that inflation will remain at these levels.

Future measures taken by the federal government, including increases in interest rates, intervention in the foreign exchange market or actions intended to adjust the value of the real, might cause an increase in the rate of inflation, and consequently, have an adverse economic impact on our business, results of operations and financial condition. If Brazil experiences high inflation rates in the future, we might be unable to adjust the rates we charge our consumers to offset the effects of inflation on our cost structure.

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

Many Brazilian and global macroeconomic factors have an influence on the exchange rate. In this context, the Brazilian federal government, through the Central Bank, has in the past occasionally intervened for the purpose of controlling unstable variations in exchange rates. We cannot predict whether the Central Bank or the federal government will continue to allow the real to float freely or whether it will intervene through a system involving an exchange rate band, or the use of other measures.

This being so, the real might fluctuate substantially in relation to the United States dollar, and other currencies, in the future. That instability could adversely affect the equivalent in US dollars of the market price of our shares, and as a result the prices of our ADSs, common and preferred, and also outward dividends remittances from Brazil.

For more information see the section “Exchange rates” – in Part I, Item 3 – Selected Consolidated Financial Information.

Changes in economic and market conditions in other countries, especially Latin American and emerging market countries, may adversely affect our business, results of operations and financial condition, as well as the market price of our shares, preferred ADS and common ADSs.

The market value of the securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including other Latin American countries and emerging market countries. Although the economic conditions of such countries may differ significantly from the economic conditions of Brazil, the reactions of investors to events in those countries may have an adverse effect on the market value of the securities of Brazilian issuers. Crises in other emerging market countries might reduce investors’ interest in the securities of Brazilian issuers, including our Company. In the future, this could make it more difficult for us to access the capital markets and finance our operations on acceptable terms or at all. Due to the characteristics of the Brazilian power industry (which requires significant investments in operating assets) and due to our financing needs, if access to the capital and credit markets is limited, we could face difficulties in completing our investment plans and the refinancing our obligations, and this could adversely affect our business, results of operations and financial condition.

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

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than the major securities markets in the United States. This might substantially limit an investor’s ability to sell the shares underlying his preferred or common ADSs for the desired price and within the desired period. In 2015 the São Paulo Stock Exchange (BM&FBovespa S.A. — Bolsa de Valores, Mercadorias e Futuros, or BM&FBovespa), the only stock exchange in Brazil on which our shares are traded, had an annual market capitalization of approximately R$1.67 trillion, and average daily trading volume of approximately R$6.79 billion.

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

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to the sale of our shares, preferred ADSs or common ADSs.

Law No. 10,833 of December 29, 2003 (“Law No. 10,833/2003”) provides that the sale of assets located in Brazil is subject to taxation in Brazil, regardless of whether the sale occurs inside or outside Brazil. This rule applies whether the vendor is a Brazilian resident or a person not resident in Brazil, and also when both are resident outside Brazil.

There is no clear instruction as to the application of Law No. 10,833/2003. Accordingly, we are unable to predict whether Brazilian courts will decide whether it applies to sales of our preferred ADSs and common ADSs between non-residents of Brazil. However, in the event that the concept of the sale of assets is interpreted to include a sale of our preferred ADSs and common ADSs, application of this tax law would result in the imposition of withholding taxes on sales of our preferred ADSs and common ADSs by a non-resident to either a resident or a non-resident of Brazil.

Foreign shareholders may be unable to enforce judgments given in non-Brazilian courts against the Company, or against members of its Board of Directors or Executive Board.

All of our directors and officers reside in Brazil. our assets, as well as the assets of these individuals, are located mostly in Brazil. As a result, it may not be possible for foreign shareholders to effect service of process on them within the United States or other jurisdictions outside Brazil, or to attach their assets, or to enforce against them, or against the Company in United States courts, or in the courts of other jurisdictions outside Brazil, judgments that are predicated upon the civil liability provisions of the securities laws of the United States or the respective laws of such other jurisdictions.

In order to have a judgment rendered outside of Brazil enforced in Brazil, the party seeking enforcement would need to obtain the confirmation of such judgment by the Brazilian Superior Court of Justice (Tribunal Superior de Justiça, or STJ), in compliance with the Constitution of Brazil, the requirements of Articles 15 and 17 of the Law of Introduction to the Rules of Brazilian Law, Law No. 9,307/1996 (the Arbitration Law) and the internal regulations of the STJ.

Exchange of preferred ADSs or common ADSs for underlying shares may have adverse consequences.

The Brazilian custodian for the preferred shares and common shares must obtain an electronic certificate of foreign capital registration from the Central Bank to remit U.S. dollars from Brazil to other countries for payments of dividends, or any other cash distributions, or to remit the proceeds of a sale of shares.

If the investor decides to exchange his preferred ADSs or common ADSs for the underlying shares, the investor will be able to continue to rely, for five business days from the date of the exchange, on the depositary bank’s electronic certificate of registration in order to receive any proceeds distributed in connection with the shares. Thereafter, the investor may perhaps not be able to obtain and remit U.S. dollars abroad upon a sale of the shares, or distributions of proceeds relating to the shares, unless the investor obtains his own certificate of registration under CMN Resolution No. 2,689 of January 26, 2000, which entitles foreign investors to buy and sell on the Brazilian stock exchanges. If the investor does not obtain this certificate, he will be subject to less favorable tax treatment on gains with respect to the preferred or common shares. If the investor attempts to obtain his own registration certificate he may incur expenses or suffer significant delays in the application process.

Obtaining a registration certificate involves generating significant documentation, including completing and filing various electronic forms with the Central Bank and the CVM. In order to complete this process, the investor will usually need to engage a consultant or attorney who has expertise in Central Bank and CVM regulations. Any delay in obtaining this certificate could adversely impact the investor’s ability to receive dividends or distributions paid by the preferred shares or common shares outside Brazil, or to receive timely repatriation of the investor’s capital.

If the investor decides to exchange his preferred or common shares back into preferred ADSs or common ADSs, respectively, once he has registered his investment in preferred shares or common shares, he may deposit his preferred or common shares with the custodian and rely on the depositary bank’s registration certificate, subject to certain conditions. We cannot guarantee that the depositary bank’s certificate of registry or any certificate of foreign capital registration obtained by an investor may not be affected by future legislative or other regulatory changes, nor that additional Brazilian restrictions applicable to the investor, or to the sale of the underlying preferred shares, or to repatriation of the proceeds from the sale, will not be imposed in the future.

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

Holders of our preferred ADSs may also encounter difficulties in the exercise of certain rights, including the limited voting rights. Holders of the ADSs for our common shares do not have automatic entitlement to vote in our General Meetings of Stockholders, other than by power of attorney, by sending a voting instruction to the depositary. Where there is not enough time to send the form with voting instructions to the depository, or in the event of omission to send the voting instruction, the holders of ADSs for Cemig’s preferred and common shares may be unable to vote by means of instructions to the depository.

Item 4.	Information on the Company

Organization and Historical Background

The Company was established on May 22, 1952 in Minas Gerais, Brazil as a sociedade por ações de economia mista (a state-controlled mixed capital company) with indefinite duration, pursuant to Minas Gerais State Law No. 828 of December 14, 1951 and its implementing regulation, Minas Gerais State Decree 3,710 of February 20, 1952. The Company’s full legal name is Companhia Energética de Minas Gerais–CEMIG, but is also known as CEMIG. Our headquarters are located at Avenida Barbacena, 1200, Belo Horizonte, Minas Gerais, Brazil. The Company’s main telephone number is (55-31) 3506-3711.

In order to comply with legal and regulatory provisions pursuant to which we were required to unbundle our vertically integrated businesses, in 2004, we incorporated two wholly-owned subsidiaries of CEMIG: Cemig Geração e Transmissão S.A., referred to as Cemig Generation and Transmission, and Cemig Distribuição S.A., referred to as Cemig Distribution which were established to carry on the business of electricity generation and transmission, and distribution, respectively.

Cemig’s location was a factor in the decisions by several major companies to be headquartered in Minas Gerais – such as Mannesmann, a steel company producing seamless tubes, due to the guarantee given by the state government that Cemig would be able to supply Mannesmann’s electricity requirements (at that time, equal to half of the entire consumption of the state of Minas Gerais).

The first three hydroelectric plants built by Cemig were commissioned in the 1950s- Tronqueiras, Itutinga and Salto Grande.

In 1960, Cemig commenced its electricity transmission and distribution operations. During the same period the “Canambra” consortium was formed, by a group of Canadian, American and Brazilian technical experts, who between 1963 and 1966 identified and evaluated the hydroelectric potential of the State of Minas Gerais. This study – at that time – was already aligned with the concept of sustainable development – it revolutionized the focus of construction of power plants in Brazil, as well as defined which projects could be developed to supply future electric power needs.

In the 1970s, Cemig took over responsibility for the distribution of electricity in the region of the city of Belo Horizonte, and incorporated Companhia Força e Luz de Minas Gerais, and embarked on the construction of more major power plants. In 1978 Cemig commissioned the São Simão hydroelectric plant, at that time its largest plant. This decade saw major progress in transmission with 6,000 km of distribution lines being laid in the state of Minas Gerais.

The Minas-Luz Program, a partnership between Cemig, Eletrobrás (Centrais Elétricas Brasileiras S.A.) and the Brazilian federal government, was created in the 1980s to expand service to low-income populations in rural areas and outer urban suburbs, including the shantytowns. The Emborcação hydroelectric plant, on the Paranaíba River, started operation in 1982 – at the time it was the Company’s second largest power plant, and together with the São Simão plant it tripled the Company’s generation capacity. In 1983, Cemig established its Ecological Program Coordination Management Unit – responsible for the planning and development of a specific policy for environmental protection – enabling research of alternative energy sources, such as wind power and solar generation, biomass and natural gas, to become a focus of the Company’s research projects.

The subsidiary Gasmig (Companhia de Gás de Minas Gerais), was established in 1986, for purposes of distributing natural gas. On September 18, 1986 the Company changed its name from Cemig – Centrais Elétricas de Minas Gerais to Companhia Energética de Minas Gerais – Cemig to reflect the expansion of its area of operation to include multiple sources of electricity. By the end of the 1980s, Cemig was distributing electricity to 96% of the State of Minas Gerais according to ANEEL (Agência Nacional de Energia Elétrica), the Brazilian electricity regulator.

In the 1990s, despite the economic crisis, Cemig, according to its records, served approximately 5 million consumers. At that time Cemig added 237,000 new connections to the electricity supply in a single year – a record in its history. Also in the 1990s, Cemig began to build hydroelectric plants in partnership with the private sector. It was through this structure, for example, that the Igarapava hydroelectric plant, in the ‘Minas Triangle’ region, was built. It was commissioned in 1998.

In 2000, Cemig was included in the Dow Jones Sustainability Index for the first time- a recognition which it has received repeatedly in recent years. Cemig sees this as confirmation of its dedication to the balance between the three pillars of corporate sustainability: economic, social and financial. The year 2000 was also marked by (i) the parallel construction of three hydroelectric plants – Porto Estrela, Queimado and Funil – and (ii) the number of Cemig’s consumers growing to more than 5 million for the first time in its history.

In 2001, Cemig began construction on 12 hydroelectric plants and intensified its investments in its distribution and transmission systems. In the same year, Cemig’s shares were listed on the New York Stock Exchange.

In 2002, according to its records, the number of Cemig’s consumers exceeded 6 million for the first time – and it began construction on the Irapé hydroelectric plant, in the Valley of the Jequitinhonha River. In that year, trading began in Cemig’s shares on the Latibex segment of the stock exchange of Madrid.

In 2003, Cemig began simultaneous construction of several hydroelectric plants, as part of an effort to avoid the rationing of electricity, and established several centers of excellence and research – focusing on climatology, thermoelectric generation, electricity efficiency and renewable electricity sources.

The year 2004 presented the Company with some major challenges: that year the structure of the new Brazilian regulatory framework came into force – its main requirement being the ‘unbundling’ of Cemig’s distribution, generation and transmission activities. In 2005, as a consequence of this ‘unbundling’, Cemig operated as a holding company, with two wholly-owned subsidiaries: Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

In 2006, Cemig connected a further 230,000 new consumers in the State of Minas Gerais, and its investment in protecting the environment totaled R$60 million. The Irapé hydroelectric plant was inaugurated in July of 2006, and in that year the Company began to operate in other states, with the acquisition of a significant interest in Light S.A. (“Light”), which operated in the state of Rio de Janeiro, and Transmissoras Brasileiras de Energia – TBE, which operated transmission lines in Northern, Midwest and Southern Brazil. Also, a consortium in which Cemig is a leading member began construction of a transmission line in Chile.

In 2008, the Company acquired a stockholding in wind farms in the northern Brazilian state of Ceará, with total potential generating capacity of approximately 100MW. In addition, the Company initiated its participation in the generation project at UHE Santo Antônio, on the Madeira River.

In April 2009, Cemig acquired Terna Participações S.A., now called Transmissora Aliança de Energia Elétrica S.A. – Taesa. In May 2013, it increased its holdings in the electricity transmission sector with the acquisition of equity interests in the following companies:

•	Empresa Amazonense de Transmissão de Energia S.A. – EATE;

•	Empresa Paraense de Transmissão de Energia S.A. – ETEP;

•	Empresa Norte de Transmissão de Energia S.A. – ENTE;

•	Empresa Regional de Transmissão de Energia S.A. – ERTE; and

•	Empresa Catarinense de Transmissão de Energia S.A. – ECTE.

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

The year of 2009 was the tenth year in which Cemig was included in the worldwide Dow Jones Sustainability Index – and in that year it was elected as the world leader in sustainability among utilities. It continues to be the only company in the electricity sector of Latin America that has been included in the “DJSI World” since the inception of that index.

In 2010, Cemig formed a partnership with Light for the development of smart grid technology – with a view to increasing operational efficiency, and reducing commercial losses. Also in 2010 – for the second year running – Cemig was rated Prime (B–) by Oekom Research, a German agency that issues sustainability ratings. In the same year Cemig GT (generation and transmission) signed a contract with Light for the acquisition of 49% of the share capital of Lightger S.A., a special-purpose company (“SPC”) holding the authorization for the commercial operation of the Paracambi Small Hydroelectric Plant.

In 2011, Cemig expanded its participation in relevant generation and transmission assets, including by means of:

(i)	the acquisition of 50% of the capital stock of União de Transmissora de Energia Elétrica S.A. – UNISA, which holds four transmission assets, from Abengoa Concessões Brasil Holding S.A.;

(ii)	the acquisition, by Amazônia Energia S.A. (which is controlled by Cemig with a 74,5% stake and Light with a 25,5% stake) of a 9.77% stake on Norte Energia S.A., the owner of the concession for the construction and operation of Belo Monte Hydroelectric Plant, on Xingu River, State of Pará. The transaction added 818 MW of generation capacity to our total activities, increasing our Market share in the Brazilian generation Market from 7% to 8%, and increasing Light’s total generation capacity by 280 MW;

(iii)	the acquisition of a controlling stake in Renova Energia S.A., which has been working with small hydroelectric plants and wind farms for 11 years; and

(iv)	the acquisition of a stake in four small hydroelectric plants located in the State of Minas Gerais.

In 2012, Taesa completed an agreement with Abengoa for the acquisition of the remaining 50% of the share capital of Unisa. In the same year Cemig concluded the consolidation of its investments in the transmission sector, by transfer of assets of this sector to Taesa. In 2012 Cemig was selected for the eighth consecutive year to be included in the ISE Corporate Sustainability Index (Índice de Sustentabilidade Empresarial) of the São Paulo Stock Exchange (BM&FBovespa).

In 2012, Cemig also started the following activities:

•	the implementation of the Integrated Mediation Center, in order to improve processes related to billing and energy losses, and to contribute to the operation and planning of its electric grid. Based on its high technology equipment, the center is considered as a first step for the development of smart grids.

•	together with Empresa de Informática e Informação do Município de Belo Horizonte S/A – Prodabel, the promotion of digital inclusion in poor communities of the city of Belo Horizonte.

The following describes some activities of Cemig subsidiaries and jointly-controlled subsidiaries during 2013, which includes the acquisition of significant power generation and transmission assets:

•	Parati made a public offering to acquire shares for cancellation of the listed company registration of Redentor Energia S.A. and for its withdrawal from its Novo Mercado listing of BM&FBovespa. Redentor Energia left the Novo Mercado listing segment, but continues to be traded in the standard listing of BM&FBovespa;

•	Cemig GT signed a share purchase agreement with Petrobras (Petróleo Brasileiro S.A.) and Joelpa (tag along) for the acquisition of 49% and 2%, respectively, of the common stock of Brasil PCH; and an investment agreement with Renova Energia S.A, RR Participações S.A., Light Energia S.A. and a new company Chipley (jointly owned by Cemig GT and Renova), governing the admission of Cemig GT into the controlling stockholding block of Renova, and the assignment of the Brasil PCH share purchase agreement to Chipley;

•	Creation of 3 wind generation SPC held by Renova Energia S.A., with a 99.99% interest in each company: (i) Centrais Eólicas Itapuã VIII Ltda., (ii) Centrais Eólicas Itapuã XIII Ltda. and (iii) Centrais Eólicas Itapuã XIX Ltda.;

•	Cemig Capim Branco Energia S.A. completed the acquisition from Suzano Group of a 30.3030% holding in the SPC Epícares Empreendimentos e Participações Ltda., corresponding to an additional equity interest of 5.42% in the Capim Branco Energia Consortium;

•	Madeira Energia S.A. (Mesa) received cash injections from its stockholders, and credit lines, loans and financings with a long-term profile;

•	Gasmig invested to expand its distribution network, and increased its presence in the compressed natural gas (GNC) and in the residential distribution market segments;

•	The Board of Directors of Cemig authorized the dissolution of Cemig Serviços S.A. Termination of the company was registered at the Minas Gerais Commercial Board (Jucemg) in August 2013, and its corporate tax number (CNPJ) was canceled in November 2013;

•	Dissolution of the agreement that created the POT-T-603 Exploration Consortium;

•	Acquisition by EATE of the interest belonging to Orteng in Transmineiras (a group of three concessionaires made up of Companhia Transleste de Transmissão, Companhia Transirapé de Transmissão and Companhia Transudeste de Transmissão);

•	Transfer of control of Taesa from Cemig GT to Cemig (the holding company). The holders of the debentures of the second and third issues of Cemig GT agreed with the reduction of the share capital of Cemig GT as a result of the transfer of shares in Taesa to Cemig (the holding company), in accordance with the consent given by ANEEL;

•	Taesa won Lot ‘A’ (a 500kV electricity line) in ANEEL Auction 013/2013, and subsequently created Mariana Transmissora de Energia Elétrica S.A.;

•	Negotiation to create the company Aliança Geração de Energia S.A., to be the platform for consolidation of generation assets held by Cemig GT and Vale S.A. (“Vale”) in a generation consortium, and investments in future electricity generation projects.

•	Negotiation for the acquisition by Cemig GT of 49% of Aliança Norte Energia Participações S.A. (formed in 2015), which owns a 9% interest in Norte Energia S.A. belonging to Vale

The following describes certain activities relating to subsidiaries and jointly-controlled subsidiaries during 2014:

•	Inclusion of 9 special-purpose companies operating in wind generation, with 99% equity ownership, in Renova Energia S.A.;

•	Inclusion of 4 special-purpose companies operating in hydroelectric generation, created for the purpose, in Guanhães Energia S.A., with 100% equity interest;

•	Formation of Cemig Overseas S.L, with head office in Spain, a wholly-owned subsidiary of Cemig (the holding company);

•	Inclusion in Light Energia S.A. of the wholly-owned subsidiary Lajes Energia S.A.;

•	Acquisition of the equity interest in Madeira Energia S.A. which was held by Andrade Gutierrez Participações S.A. and, subsequently, by SAAG Investimentos S.A. In the second half of 2014, Cemig GT acquired an indirect interest in Madeira Energia through the vehicles Fundo de Investimentos em Participações Malbec, Parma Participações S.A., and Fundo de Investimentos em Participações Melbourne (“FIP Melbourne”). FIP Melbourne acquired an 83% interest in SAAG Investimentos S.A., which owns a 12.4% interest in Madeira Energia S.A., which owns 100% of Santo Antônio Energia S.A. Cemig’s indirect interest in Santo Antônio Energia S.A. is 8.05%.

•	Creation by Renova Energia S.A. of 17 special-purpose companies operating in wind generation to participate in auctions of wind power generation and the commercialization of electricity on the free market.

•	Inclusion in Light S.A. of its 50.10% stockholding interest in the SPE Energia Olímpica, the objects of which are building and implementation of the Vila Olímpica substation and two 138-kV underground lines;

•	Association with Gás Natural Fenosa for the creation of the company Gás Natural do Brasil S.A., which will be a platform for consolidation of assets, and investment, in natural gas projects;

•	Disposal of the whole of Light’s equity interest in CR Zongshen E-Power Fabricadora de Veículos S.A.

•	Acquisition of the 40% equity interest in Companhia de Gás de Minas Gerais, belonging to Gaspetro, increasing Cemig’s interest to 99.57% of the total of Gasmig;

•	Inclusion of the Renova Moinhos de Vento Consortium in Renova Energia, with 99.99% interest;

•	Change in the stockholding structure of the companies STC and ERTE (Taesa);

•	Formation of the wholly-owned subsidiary Cemig Participações Minoritárias S.A.;

•	Acquisition by Cemig GT of a 49.9% interest in Retiro Baixo Energética S.A. from Orteng (24.4%) and Arcadis (25.5%). Retiro Baixo Energética S.A. holds the concession to operate the Retiro Baixo Hydroelectric Plant, with installed generation capacity of 83.7 MW, until August 2041.

•	Addition of the SLT Project Consortium in Cemig GT, with a 33.33% interest. Its objects are to manage and negotiate the contracting of legal, environmental, technical and any other external consultants necessary for the preparation of studies to ascertain the attractiveness of the São Luiz do Tapajós hydroelectric plant, in the State of Pará;

•	Addition of Cemig GT in the controlling block of Renova Energia S.A., with 27.37% of the total share capital and 36.8% of the voting shares, through a capital increase of 87,186,035 nominal common shares without par value;

•	Change in the equity interest in ERTE (Taesa);

•	Establishment of two sub-holding companies by Renova Energia S.A., named Diamantina Eólica Participações S.A. and Alto Sertão Participações S.A., with a 99.99% equity interest in each company. The purpose of such companies is to hold equity interests in other companies in the area of electricity generation and trading, and sales of electricity;

•	Cemig GT exited the Cosama Consortium;

•	Divestment by Cemig Geração e Transmissão of its 40.00% interest in Chipley SP Participações and increase in the percentage equity interest held by Renova Energia in Chipley to 99.99%; and

•	Formation of the company Aliança Geração de Energia S.A., to be a platform for consolidation of generation assets held by Cemig GT and Vale in generation consortia and investments in future electricity generation projects.

The following describe certain activities relating to subsidiaries and jointly-controlled subsidiaries during 2015:

•	Renova Group:

•	Participation by Renova Energia S.A. (i) in the Renova Moinho dos Ventos 2 Consortium, with a 99.99% equity interest, with the sole purpose of participating in bids; (ii) in Ventos de São Cristóvão Energias Renováveis S.A., with a 99.99% equity interest; (iii) in the holding company CMNPAR Fifty-Four Participações S.A., with an interest of 99,.99%; and (iv) in following four newly incorporated sub-holding companies: Bahia Holding S.A., Salvador Holding S.A., Nova Energia Holding S.A. and ESPRA Holding S.A.;

•	Transfer of the SPE Ventos de São Cristóvão Energias Renováveis S.A. from Renova Energia S.A. to Centrais Eólicas Bela Vista XIV S.A.;

•	Restructuring of Renova Energia S.A., which included: (i) acquisition of a 11.36% equity interest in TerraForm Global Inc., with the corporate purpose of joining other corporations; (ii) creation of three subholdings of TerraForm Global Inc.: (1) TerraForm Global BV, (2) Other Holdings and (3) TERP GLB Brasil; (iii) transfer of Nova Renova Energia, alongside Bahia Eólica Participações S.A. and the 5 wind generating SPEs, in which Renova Energia S.A. had an ownership interest to TERP GLB Brasil; (iv) transfer of Salvador Holding S.A., in which Renova Energia S.A. had an ownership interest in to TERP GLB Brasil; (v) transfer of Salvador Eólica Participações S.A., alongside the other 9 wind generating SPEs, in which Nova Renova Energia had an ownership interest to Salvador Holding S.A.; (vi) transfer of Renova Eólica Participações S.A., alongside 15 wind generating SPEs in which Nova Renova Energia had an ownership interest to Nova energia Holding S.A.; (vii) transfer of Diamantina Eólica Participações S.A., in which Renova Energia had an ownership interest to Alto Sertão Participações S.A.; (viii) transfer of the 24 wind generating SPEs in which Renova Energia S.A. had an interest to Diamantina Eólica Participações S.A.

•	Aliança Geração de Energia S.A.:

•	Conclusion of the transaction of association between Vale and Cemig GT to form Aliança Geração de Energia S.A. (‘Aliança’). The two companies subscribed shares issued by Aliança which were paid in by means of the equity interests they held in the following electricity generation assets: Porto Estrela, Igarapava, Funil, Capim Branco I, Capim Branco II, Aimorés and Candonga; plus a 100% interest in the following wind generation SPCs: Central Eólica Garrote Ltda., Central Eólica Santo Inácio III Ltda., Central Eólica Santo Inácio IV Ltda. and Central Eólica São Raimundo Ltda.

•	Cemig Geração e Transmissão S.A.:

•	Merge of Cemig Capim Branco Energia S.A. into Cemig GT, and consequently the cancellation of its registration with the Brazilian Federal Revenue Service.

•	Acquisition by Cemig GT, from Vale, of Vale’s 49% stake in Aliança Norte Energia Participações S.A., which holds a 9.00% interest in Norte Energia S.A. (“Nesa”) (which owns the concessions of Belo Monte) – corresponding to an indirect holding of 4.41% in Nesa.

•	Winding up of the Aimorés and Funil consortia and the consequent cancellation of their registration with the National Registry of Legal Entities (CNPJ) of the Federal Revenue Service.

•	EBL Companhia de Eficiência Energética S.A., that has a 33% equity interest in Light Esco Prestação de Serviço S.A was excluded.

•	Parati made a public tender offer seeking to acquire all of the outstanding shares of Redentor Energia S.A. (“Redentor”) and delist Redentor’s shares from BM&FBOVESPA. As a result, Parati became the owner of 99.79% of Redentor’s equity interest;

•	Cemig GT won the concession for Lot D in ANEEL’s Auction 012/2015, for placement of concessions for hydroelectric plants under a regime of allocation of generating capacity and physical offtake guarantees. Lot D is comprised of 13 plants that previously owned by Cemig, and additional five plants which were owned by Furnas Centrais Elétricas S.A. The hydroelectric plants Cemig previously owned are: Três Marias, Salto Grande, Itutinga, Camargos, Marmelos, Joasal, Paciência, Piau, Tronqueiras, Peti, Cajuru, Gafanhoto and Martins. The plants Furnas previously owned are: Coronel Domiciano, Dona Rita, Sinceridade, Neblina and Ervália. The aggregate installed generation capacity of these 18 plants is 699.57 MW.

Companies incorporated in Brazil described below are our major subsidiaries and affiliates. The jointly controlled companies were recorded by the equity method:

Cemig’s principal subsidiaries and jointly-controlled subsidiaries include the following:

•	Cemig Geração e Transmissão S.A. (“Cemig GT”) – 100% owned: operates in electricity generation and transmission.

•	Cemig Distribuição S.A. (“Cemig D”) – 100% owned: operates in electricity distribution;

•	Companhia de Gás de Minas Gerais (“Gasmig”) – 99.57% owned: acquires, transports, distributes and sells natural gas;

•	Transmissora Aliança de Energia Elétrica S.A. (“Taesa”) – jointly-controlled subsidiary, with ownership of 42.72% of the voting stock and 31.54% of the total stock: construction, operation and maintenance of electricity transmission facilities in 18 states of Brazil;

•	Light S.A. – Jointly-controlled subsidiary, with a direct holding of 26.06% and an indirect holding of 6.42% of total stock: electricity generation, transmission, trading and distribution, and other related services; direct or indirect holding of interests in companies operating in these areas; and

•	Renova Energia S.A. – jointly-controlled subsidiary, with direct ownership of 27.37% of the total capital and 36.8% of the voting stock. Listed company operating in development, construction and operation of plants generating power from renewable sources—wind power, small hydroelectric plants (SHPs), and solar energy; sales and trading of electricity, and related activities. Renova owns Latin America’s largest wind complex, in the central region of the state of Bahia;

•	Aliança Geração de Energia S.A. – jointly-controlled subsidiary, with direct ownership of 45% of the voting and total stock. Aliança is privately owned and operates as a platform for consolidation of generation assets and investments in future generation projects.

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

In 2015 and in the last 5 years, the Company’s installed capacity experienced constant growth. Cemig’s actions on climate change are in line with its business strategy through a commitment entitled “10 initiatives for the climate.” Published the Inventory of Greenhouse Gas Emissions Greenhouse verified by independent audit. Growing involvement all its stakeholders is the social responsibility strategy of Cemig which is present in more than 774 cities and 23 states of Brazil, generating, transmitting and distributing electricity, with quality services, for millions of Brazilians.

We have taken part in several transactions in recent years, which includes among others, the following:

Acquisitions involving Light and Parati

On March 14, 2013, Parati S.A. – Participações em Ativos de Energia Elétrica (“Parati”) made a public tender offer in order to the cancel Redentor Energia S.A.’s Listing Registration allow it to exit the Novo Mercado segment. As a result of this public offer, Redentor Energia exits form the Novo Mercado segment, but it had to remain listed in BM&FBovespa.

Acquisition of interest in Guanhães Energia

In February 2014, inclusion in Guanhães Energia S.A. by the creation of four special purpose companies for hydroelectric power generation, with 100% equity interest: PCH Fortuna II S.A., PCH Jacaré S.A, PCH Dores de Guanhães S.A. and PCH Senhora do Porto S.A.

In August 2015, the four wholly-owned subsidiaries of Guanhães Energia, all of which hold authorizations to build and operate small hydroelectric plants (SHPs), won the A-3 ‘New-build’ auction No. 04 of 2015, carried out by ANEEL. This gives them the right to sign contracts for electricity supply at prices higher than those currently in effect and also guarantees predictable revenues during the period of the concessions for all of the SHPs. Construction of these projects are 97% completed, and the start of commercial operations is scheduled for the end of 2016.

For more information about Guanhães Energia, see the section “Expansion of Generation Capacity.”

Acquisition of equity interest in Brasil PCH and Investment Agreement with Renova Energia SA

On June 14, 2013 Cemig GT signed a share purchase agreement with Petróleo Brasileiro S.A. (“Petrobras”) in connection with the purchase of 49% of the common shares of Brasil PCH (the “Brasil PCH Share Purchase Agreement”).

On August 8, 2013 Cemig GT approved the signing of an Investment Agreement with Renova, RR Participações S.A. (“RR”), Light Energia S.A. (“Light Energia”), and Chipley, governing the admission of Cemig GT into the controlling stockholding block of Renova, through a subscription by Cemig GT of new shares to be issued by Renova, the structuring of Chipley as a growth vehicle, owned by Cemig GT and by Renova, and the assignment to Chipley of the Agreement for Purchase of Shares in Brasil PCH S.A.

The issue price for the shares in Renova was set at R$16.2266 per common share, resulting in a value of R$1.41 billion for the portion of the increase in the share capital of Renova to be subscribed by Cemig GT. These amounts are to be updated by the CDI Rate from December 31, 2012 until the date of the capital increase.

The transaction to acquire an interest in Brasil PCH was subject to rights of first refusal and/or joint sale by the other stockholders of Brasil PCH. At the expiration of the period for that exercise of the right of first refusal, none of the stockholders holding that right had decided to do so; and only one stockholder, Jobelpa S.A. (‘Jobelpa’), holder of 2% of the equity of Brasil PCH, decided to exercise its (‘tag-along’) right of joint sale.

The transaction was completed on February 14, 2014, with payment by Chipley of R$739.94 million, funded by an Advance Against Future Capital Increase in Chipley made by Cemig GT.

On March 31, 2014, Cemig GT made the Advance Against Future Capital Increase in Renova, in the amount of R$810.12 million.

In October 2014, Cemig GT entered the controlling stockholding block of Renova Energia S.A. – Renova, acquiring 36.62% of Renova’s voting stock and 27.37% of its total capital, by subscription of 87,186,035 common shares. For the capital increase to take place, RR and Light Energia assigned their rights of preference to Cemig GT. The issue price of the shares in Renova was R$17.7789 per common share. The transaction was realized by use of two Advances against Future Capital Increase (Adiantamentos para Futuro Aumento de Capital, referred to as AFACs), with a total value of R$1.55 billion: the first, of R$739.94 million, was made on February 14, 2014, in Chipley; and the second, of R$810.12 million, on March 31, 2014.

Other corporate events relating to Renova Energia S.A. in 2014 and 2015:

In January 2014, the addition by Renova Energia S.A. of 9 special-purpose companies operating in wind generation, holding 99% equity interest: Centrais Eólicas Bela Vista II Ltda.; Centrais Eólicas Bela Vista III Ltda.; Centrais Eólicas Bela Vista IV Ltda., Centrais Eólicas Bela Vista V Ltda.; Centrais Eólicas Bela Vista VI Ltda.; Centrais Eólicas Bela Vista VII Ltda.; Centrais Eólicas Bela Vista IX Ltda.; Centrais Eólicas Bela Vista X Ltda. and Centrais Eólicas Bela Vista XI Ltda.;

In April 2014, the formation by Renova Energia, of 17 special-purpose companies operating in wind generation, with its head office in Guanambi, Bahia state: Centrais Eólicas Umburanas 1 Ltda., Centrais Eólicas Umburanas 2 Ltda; Centrais Eólicas Umburanas 3 Ltda; Centrais Eólicas Umburanas 4 Ltda; Centrais Eólicas Umburanas 5 Ltda; Centrais Eólicas Umburanas 6 Ltda; Centrais Eólicas Umburanas 7 Ltda; Centrais Eólicas Umburanas 8 Ltda; Centrais Eólicas Umburanas 9 Ltda; Centrais Eólicas Umburanas 10 Ltda; Centrais Eólicas Umburanas 11 Ltda; Centrais Eólicas Umburanas 12 Ltda; Centrais Eólicas Umburanas 13 Ltda; Centrais Eólicas Umburanas 14 Ltda; Centrais Eólicas Umburanas 15 Ltda; Centrais Eólicas Umburanas 16 Ltda; and Centrais Eólicas Umburanas 18 Ltda.

In August 2014, creation of the Renova Moinhos de Vento Consortium, in which Renova Energia has a 99.99% interest. The purpose of this consortium is to participate in public auctions for renewable energy projects and develop the projects it wins.

In November 2014, the formation of 2 sub-holding companies, called Diamantina Eólica Participações S.A. and Alto Sertão Participações S.A., each in which Renova Energia S.A. holds a 99.99% equity interest. The sub-holding companies purposes are to hold interests in other companies in the areas of electrical power generation and trading electricity.

Securities Contribution Agreement between Renova, TerraForm Global and SunEdison Inc.

In May 2015, a securities contribution agreement (the “Securities Contribution Agreement”) between Renova, TerraForm Global and SunEdison Inc. was entered into pursuant to which each party thereto agreed to contribute certain specific operational assets to TerraForm Global.

The first phase of the operation included the execution of the following agreements:

(i)	Purchase and sales agreement with respect to shares for the sale of assets of the ESPRA project for cash, representing three small hydroelectric power plants that sell energy under the Proinfa, with 41.8 MW of installed capacity for the equity value of R$136 million;

(ii)	Purchase and sales agreement of shares for the sale of assets of the Bahia project for cash, corresponding to five wind farms that sell energy in the LER 2009, with 99.2 MW of installed capacity for the equity value of R$451 million; and

(iii)	Agreement for the exchange of shares of the Company’s subsidiaries who hold the assets of the Salvador project, representing nine wind farms that sell energy in the LER 2009, with 195.2 MW of installed capacity for the equity value of R$1.026 billion, for shares of TerraForm Global based on the price per share to be paid in the public offering (IPO) of TerraForm Global which is in progress.

The second phase of the Securities Contribution Agreement consisted of an exchange agreement with respect to shares of Renova’s subsidiaries that holds assets with 2,204.2 MW of installed capacity for shares of TerraForm Global at a R$13.4 billion enterprise value. One of the conditions to the completion of the second phase of the Securities Contribution Agreement was the conclusion of the sale of Light’s equity interest in the control group from Renova to SunEdison. Such sale did not occur and consequently the second phase of the Securities Contribution Agreement was terminated.

Acquisition of a 9.77% interest in Norte Energia S.A.: the Belo Monte Hydroelectric Plant

The Belo Monte Hydroelectric Plant (“Belo Monte”) is the largest power plant currently under construction in the world, and when completed it will have installed capacity of 11,233 MW and takeoff guarantee level of 4,571 MW average. The start of the commercial operation is scheduled for April 2016, and the concession period is 35 years. Commercial operations of a number of generators commenced during the first quarter of 2016, representing an aggregate capacity of 593 MW for distribution through the National Interconnect System. The concession for construction and operation of the Belo Monte Hydroelectric Plant, on the Xingu River, in the Brazilian state of Pará, is held by Norte Energia S.A. (“Norte Energia”), which won the auction held in April 2010.

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

Amazônia Energia Participações S.A. “Amazônia Energia” is a SPC in which the stockholders are: Light S.A., with 51% of the voting stock and 25.5% of the total capital; and Cemig Generation and Transmission (Cemig GT), with 49% of the voting stock and 74.5% of the total capital.

Investigation of Norte Energia S.A.

In March 2014, while conducting an investigation involving a local gas station/carwash in the city of Brasília (Federal District, Brazil), the Brazilian Federal Police and Public Prosecutors uncovered evidence of a much larger corruption and bribery scheme involving Brazil’s state owned oil company, Petrobras. As a result, a federal investigation, called Operação Lava Jato (‘Operation Carwash’), was initiated and is being conducted by Federal Prosecutors and the Federal Police under the supervision of a Federal Judge. Over the course of the investigation into Operation Carwash, a number of companies and individuals have entered into cooperation agreements with the Brazilian Federal Prosecutor’s Office (Ministério Público Federal, or MPF), whereby suspects choose to collaborate with the authorities in exchange for a lighther sentence. Some of these cooperation agreements contained allegations involving the Belo Monte Hydroelectric Plant, on Xingu River in State of Pará. No criminal charges have been brought against Cemig as part of Operation Carwash.

In response to the allegations, Centrais Elétricas Brasileiras S.A. – Eletrobras (‘Eletrobras’), which owns 49.98% of the share capital of NESA, hired an international investigation team to search for irregularities in projects in which it is a shareholder, including NESA (the ‘Independent Investigation’). The Independent Investigation team has completed the investigation designed to identify misstatements to Eletrobras’ consolidated financial statements, which included an analysis of NESA. The Independent Investigation team is still in the process of performing some procedures, focusing on internal compliance matters. There are also ongoing investigations and other legal measures conducted by MPF involving other shareholders of NESA and some of their executives. Based on our current knowledge, Cemig does not expect these additional procedures provide any additional relevant information that would materially impact its consolidated financial statements in future periods.

The investigation concluded that certain contracts with some contractors and suppliers of the Belo Monte Hydroelectric Plant project included bribes estimated at 1% of the price of the contract plus some other fixed amounts.

Based on the conclusions and results identified by the independent internal investigation, the management of NESA has evaluated the impact on the financial statements according to International Accounting Standard IAS-16—Property, Plant and Equipment, and concluded that the amount of R$ 183 million is attributable to overpricing due to bribes deemed to be of an illicit nature and should not have been capitalized as part of the cost of its property, plant and equipment considering that such amount is not a cost attributable to operating and maintaining the plant.

NESA is not able to identify an accurate manner to estimate the periods of prior Financial Statements in which excessive capitalized costs may have occurred, because of the fact that the information made available by the independent internal investigation does not individually specify the contracts, payments and the periods of disclosure in which such excesses may have occurred. It is also emphasized that the alleged undue payments were not made by NESA, but by contractors and suppliers of Belo Monte Power Plant, and this factor also prevents identification of the exact amounts and periods of the payments.

Hence, NESA has applied the procedure specified in IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, adjusting the estimated amounts of excessive capitalized costs in the amount of R$183 million, related to illegal payments in the Financial Statements as of December 31, 2015, due to the impracticability of identification of the adjustments for each prior period affected.

As a consequence of the adjustment recorded by NESA, Cemig recorded in the year ended December 31, 2015, as part of its equity method accounting in NESA, the amount of R$23 million on account line Investment in counterpart to the equity in its Statement of Income. Of this total amount, R$21 million was made by Cemig GT and R$2 million was made by Light S.A., according to IAS-8—Accounting Policies, Changes in Accounting Estimates and Errors.

For additional information, please refer to “Explanatory Note,” “Recent Developments – Allocation of Net Income for 2015,” “Item 18. Financial Statements – Note 14 – Investments” and “Item 18. Financial Statements – Note 23 – Equity and Remuneration to Shareholders – (c) Dividends – Allocation of Net Income for 2015 – Proposal by Management.”

Acquisition by Taesa of equity interests in the Abengoa Transmission Companies

Transfer of equity interests of the TBE transmission assets, held by Cemig and Cemig Generation and Transmission, to TAESA and Transfer of TAESA’S Control.

In August 2014, the following changes in the stockholding structure of the companies of the TBE group took place:

•	STC – a change in the equity interest of EATE from 80% to 61.55%, and inclusion of ENTE, with interest of 18.45%.

•	ERTE – a change in the percentage interest of Taesa in the total share capital, from 49.99% to 35.41%, and the inclusion of EATE, with interest of 29.16% in the total share capital.

At a meeting held on October 30, 2014, the Board of Directors approved an injection of capital by ENTE into ERTE, of R$37,557, represented by 21,732,203 preferred shares (29.41% interest in the total capital), in such a way as to give ERTE the funds necessary for payment of dividends that had been retained in corporate reserves. This meeting also authorized signature by the company, and Alupa, EATE and ENTE, of the Term of Assignment of First Refusal Right in the subscription of new shares and other securities in ERTE, under which transfer was made, free of financial consideration, in proportion to their respective shares in the total capital of ERTE. After this injection the totally paid-up share capital of ERTE was R$109,471, represented by 36,940,800 common shares and 36,940,800 preferred shares, without par value. Thus, Taesa then held a direct interest in ERTE of 24.99% and an indirect interest of 25.00% (taking into account that Taesa holds an interest of 49.98% in EATE and 49.99% in ENTE), continuing a direct and indirect holding in ERTE of 49.99%. This change in equity interest did not result in any goodwill premium nor discount or any impact on the Company’s profit.

Transfer of control of Taesa from Cemig GT to Cemig

On October 24, 2013 the General Meetings of Debenture Holders of Cemig GT consented, in the terms of Article 174, §3º of the Brazilian Corporate Law, to a reduction of the Share Capital of Cemig GT from R$3,296,785 to R$893,192 as a result of the transfer of the shares in Taesa (Transmissora Aliança de Energia Elétrica S.A.) to Cemig (Companhia Energética de Minas Gerais – Cemig), the latter being the guarantor of the debenture issues of Cemig GT, in accordance with the consent given by the electricity regulator, ANEEL, in ANEEL Authorizing Resolution No. 4108/2013, of May 14, 2013, and as decided by the Extraordinary General Meeting of Stockholders of Cemig GT on September 26, 2013.

Because this was a transaction between entities under common control, the transfer was carried out at historic cost of the investments on that date, without any effect on the results of Cemig or of its subsidiary Cemig GT.

Acquisition of the São Gotardo substation by TAESA

On June 6, 2012, TAESA won Lot E of ANEEL Auction 005/2012, TAESA formed a SPC named São Gotardo Transmissora de Energia S.A. to which ANEEL granted the right to commercial operation of the concession comprising two transmission functions within the São Gotardo 2 substation in the state of Minas Gerais. TAESA did not offer a discount in relation to the initial base RAP of R$3.74 million. The company commenced its operations in February, 2014.

TAESA follow-on equity offering

The holders of units in Fundo de Investimento em Participações Coliseu (“FIP Coliseu”), the equity investment fund that is part of the controlling stockholding block of Taesa, approved, at its nineteenth General Meeting of Unit Holders, held on October 21, 2014, an extension of the period of duration of FIP Coliseu, which would otherwise have been terminated on October 26, 2014, for up to 720 calendar days from October 21, 2014.

Clause 16.1.1 of the First Amendment to the Stockholders’ Agreement of Taesa (the “Stockholders’ Agreement”) provides that Santander Participações S.A. (“Santander”), a unit holder of FIP Coliseu and, therefore, an indirect stockholder of Taesa, will cease to be part of the Stockholders’ Agreement on October 30, 2014. To effect this separation from the Stockholders’ Agreement, and also because of the extension of the period of duration of FIP Coliseu referred to above, the twentieth General Meeting of Unit Holders of FIP Coliseu was held, and approved the partial split of FIP Coliseu, with reversion of the common shares of Taesa indirectly owned by Santander, then held by FIP Coliseu, to Fundo de Investimento em Participações Resling (the sole unit holder of which is Santander itself, hereinafter referred to as “FIP Resling”).

As a result of this, FIP Resling held 76,258,597 common shares of Taesa. At the request of Santander, the Board of Directors of Taesa, on October 30, 2014, approved the conversion of 50,839,064 common shares held by FIP Resling into preferred shares.

Immediately following this, the Board of Directors of the Company, at the request of Santander, approved the issuance of 25,419,532 Units in Taesa in favor of FIP Resling, through the conversion of 50,839,064 preferred shares into 25,419,532 common shares held by FIP Resling on October 30, 2014.

After the split of the shares held by Santander and the issuance of the Units in its possession, the composition of the total capital of the Company was as follows:

	ON shares	%	PN shares	%	Total capital	%
FIP Coliseu	228,775,790	35.7%	—	0.0%	228,775,490	22.1%
Cemig	293,072,229	45.7%	155,050,644	39.5%	448,122,873	43.4%
Market	93,446,517	14.6%	186,892,944	47.6%	280,339,461	27.1%
FIP Resling	25,419,533	4.0%	50,839,064	12.9%	76,258,597	7.4%

Total	640,714,069	100.0%	392,782,652	100.0%	1,033,496,721	100.0%

The other clauses of the Stockholders’ Agreement of the Company remain valid up to the end of the concessions, and thus the shared management of the Company by Cemig and FIP Coliseu, or its successors, is continued.

Increase of stockholding in Gasmig

On July 29, 2014, acquisition of the 40% interest held by the subsidiary Gaspetro in Companhia de Gás de Minas Gerais (Gasmig) was agreed. This transaction was approved by the Boards of Directors of both Cemig and Petrobrás, at a purchase price of R$600 million, subject to certain usual conditions precedent, including the approval by the Brazilian monopolies authority (Conselho Administrativo de Defesa Econômica – CADE), and consent from the State of Minas Gerais, the grantor of Gasmig’s gas distribution concession. This acquisition is part of the Cemig’s strategy for the establishment, in partnership with Gás Natural Fenosa (‘GNF’), of Gas Natural do Brasil S.A. (‘GNB’), the platform for consolidating investments in natural gas projects.

In October 2014, a change in the equity interest of Companhia Energética de Minas Gerais in Gasmig’s voting capital, from 58.71% to 98.71%; and in the total capital, from 59.57% to 99.57%.

Association with Gás Natural Fenosa (GNF)

On June 13, 2014, Cemig signed agreements with Gas Natural Fenosa (“GNF”) formalizing an association for the creation of the company Gás Natural do Brasil S.A. (“GNB”), the platform for consolidating assets and investment in natural gas projects.

Acquisition of interest in the Capim Branco Plant Consortium

On May 28, 2013, Cemig Capim Branco Energia S.A., a wholly-owned subsidiary of Cemig, completed the acquisition of an equity interest of 30.3030% in the SPC Epícares Empreendimentos e Participações Ltda., a company in the Suzano Group, which holds an interest of 17.89% in the Capim Branco Energia Consortium (the “Consortium”). This acquisition represents an additional interest of 5.42% in the Consortium.

The interest acquired has been valued at R$94 million. The value of this acquisition was calculated by the discounted cash flow method. The difference between the consideration transferred and the fair value of the assets was allocated to the concession for the project, based on the cash expected to be generated during the concession period. This intangible asset will be amortized on a straight-line basis from June 2013 until August 2036, the date of termination of the concession.

On February 27, 2015 an Extraordinary General Meeting of the Stockholders of Cemig decided to authorize the incorporation by Cemig GT of Cemig Capim Branco Energia S.A., and the subsequent dissolution of the latter company. The incorporation consists of the transfer from Cemig to Cemig GT of the direct and indirect equity interests held by Cemig Capim Branco Energia S.A., equivalent to 26.4752% of the Amador Aguiar I and II Hydroelectric Plants. Of this total, Capim Branco directly holds 21.0526% of the Amador Aguiar I and II Plants and Capim Branco hold 30.3030% of the share capital of Epícares Empreendimentos e Participações Ltda., which, in turn, holds 17.8947% of the Amador Aguiar I and II Plants. The Brazilian regulator, ANEEL, approved the transfer.

This incorporation was one of the conditions precedent for subscription of shares in Aliança Geração de Energia S.A., by transfer of the interests held by Vale and Cemig GT in the following generation assets: Porto Estrela, Igarapava, Funil, Capim Branco I, Capim Branco II, Aimorés and Candonga (“the Association”).

As a result of the incorporation, there was an increase of R$1.7 billion in the share capital of Cemig GT, and an amendment of the head paragraph of Clause 5 of the by-laws of Cemig GT.

Partnership for consolidation of interests in generation holdings and creation of Aliança Geração de Energia S.A.

On December 19, 2013, Cemig GT signed commercial and stockholding documents with Vale, formalizing an association for creation of the company Aliança Geração de Energia S.A., intended to be a platform for consolidation of assets in generation consortia held by the parties, and investments in future electricity generation projects.

On August 5, 2014 Cemig GT and Vale signed the Definitive Association Agreement, regulating among other matters acquisition by Cemig GT of share capital in Aliança Geração de Energia S.A. by the subscription of 98,029 (ninety eight thousand twenty nine) nominal common shares without par value, such that following this Cemig GT will own a 45% interest in the total and voting stock of Aliança Geração, and Vale will own 55% of the total and voting stock. The Definitive Agreement provides that after fulfillment of certain conditions precedent, the second increase in the capital of Aliança will take place on the Closing Date of the transaction: the shares to be issued will be subscribed by Cemig GT and by Vale, preserving the proportion of a 55% holding by Vale and a 45% holding by Cemig GT.

On February 27, 2015, after approval by the Extraordinary General Meeting of Stockholders of Cemig, Vale and Cemig GT completed the transaction for the subscription of shares in Aliança Geração de Energia S.A. (‘Aliança’). The two companies subscribed the shares in Aliança by transfer to it of the equity interests they held in the assets of the Association.

Aliança now has hydroelectric installed capacity in operation of 1,158 MW (assured offtake level 652 MW), as well as other generation projects, which, at the time of the transaction approval, were valued at R$4.5 billion. Vale owns 55% and Cemig GT 45% of Aliança’s the equity capital.

The Consortia for the Aimorés and Funil plants and Cemig Capim Branco Energia S.A. with the Brazilian Federal Revenue Service have now been canceled.

Cemig GT undertook to also acquire for approximately R$310 million, 49% of Aliança Norte Energia Participações S.A., which holds the 9% interest owned by Vale in Norte Energia S.A. The acquisition price, corresponding to the capital injections made by Vale up to December 27, 2015, will be paid on the closing date, adjusted by the IPCA inflation index. With the acquisition Cemig GT becomes the indirect holder of a further 4.41% of Norte Energia, representing an installed generation capacity of 495.39 MW (201 average MW).

Under the existing contracts of the Association and of the Acquisition the Parties established that control will be shared between them and that there will be full alignment in the taking of all decisions in connection with the operation of the companies.

On March 31, 2015 the acquisition (the “Aliança Norte Acquisition”) involving the transfer of Vale’s 49% stockholding interest in Aliança Norte Energia Participações S.A., was completed. Aliança Norte Energia Participações S.A. owns 9% of Nesa – this corresponds to an indirect holding in NESA of 4.41%. The condition precedent referred to in the Material Announcement of February 27, 2015 was thus fulfilled.

The acquisition price was R$310 million, referring to the amount of funds placed by Vale into the share capital of Nesa up to the closing date, after monetary updating by the IPCA index from the date of each injection of funding up to February 28, 2015, in proportion to the indirect stockholding in Nesa of 4.41%.

Investment in the Santo Antônio plant through Madeira Energia S.A. (MESA) and FIP Melbourne

Madeira Energia S.A. (MESA) and its subsidiary Santo Antônio Energia S.A. (SAESA) are incurring establishment costs related to the construction of the Santo Antônio Hydroelectric Plant. The property, plant and equipment assets constituted by these expenditures totaled R$22.18 billion on December 31, 2015, and this amount, in accordance with financial projections prepared by its management, is to be incorporated by future revenues generated as from the start of operations of all the generator rotors of that entity. On December 31, 2015, the amount of PP&E proportional to the Company’s interest in this jointly-controlled subsidiary was R$4 billion.

The physical average offtake guarantee level for the Santo Antônio Hydroeletric Plant is 2,218 MW. This was reached in September 2014 with the start of commercial operation of the 32nd generating rotor. The Plant had 35 rotors in operation at the end of 2015. In November 2016, when completed and operating at full capacity, it is expected to have 50 rotors operating and generation capacity of 3,568 MW.

On November 19, 2014 SAAG Investimentos S.A. (SAAG) and Cemig GT filed an action for provisional remedy against Mesa, requesting an interim order to suspend, until consideration of the merits by the Arbitration Tribunal, the period for exercise, by SAAG and by Cemig GT, of the right of first refusal to subscribe the additional portion of the capital of Mesa, in the amount of R$174.72 million, approved in the Extraordinary General Meeting of Stockholders of Mesa held on October 21, 2014.

The action also requested suspension of all the effects of the decisions as they relate to SAAG and Cemig GT and to their interests in Mesa, including in relation to the dilution and the penalties specified in the Stockholders’ Agreement of Mesa.

The application for provisional remedy was granted on November 21, 2014, by the 39th Civil Court of the Central Jurisdiction of São Paulo. Arbitration proceedings were filed against Mesa in the Market Arbitration Chamber (Câmara de Arbitragem do Mercado, or CAM) in accordance with the regulations of the CAM. On December 31, 2015, these arbitration proceedings were waiting for a ruling.

There are ongoing investigations and other legal measures conducted by the MPF involving other indirect shareholders of Madeira Energia S.A. and some executives of these other indirect shareholders.

An Increase in equity stake through acquisition of an indirect position via Fundo de Investimento em Participações Melbourne (‘the Melbourne Equity Fund’ or ‘FIP Melbourne’)

On June 6, 2014 Andrade Gutierrez Participações S.A. (‘AGP’) transferred nominal preferred shares and nominal common shares corresponding to 83% of the total stock and 49% of the voting stock in SAAG Investimentos S.A. (‘SAAG’) to the Melbourne equity investment fund (‘FIP Melbourne’), an investment fund administered by Banco Modal, in which Cemig GT and private pension plan entities are investors through an equity investment fund structure (‘the Funds’) and as SPC when referred to jointly with the Funds, ‘the Investment Structure’).

Cemig GT holds less than 50% of the NAV of the Funds and less than 50% of the voting shares in the SPC, preserving the private-sector nature of the Investment Structure. SAAG owns 12.4% of the total share capital of Madeira Energia S.A. (‘Mesa’).

With the conclusion of the transaction on August 25, 2014, and certain stockholding changes made on March 31, 2016, Cemig GT now has a direct equity interest of 8.13% in Mesa, over and above its indirect interest of 10%.

The valuation for the acquisition was determined by the discounted cash flow method, and the difference between the book value and fair value of the assets was allocated to the concession of the project, having as its basis the cash generation expected during the period of the concession. This intangible asset will be amortized on the straight-line basis from the acquisition date until June 2043, the date of termination of the concession.

Other corporate events in 2014 and 2015

In March 2014, Cemig Overseas S.L, a wholly-owned subsidiary with its head office in Spain, was included in the Company’s organizational chart and Lajes Energia S.A was included in Light Energia S.A. as a wholly-owned subsidiary.

In May 2014, SPC Energia Olímpica was included in Light S.A.’s organizational chart. Light S.A. owns 50.10% of SPC Energia Olímpica total capital, whose corporate purposes are to build, operate and maintain the Vila Olímpica substation and two underground lines of 138kV, which will connect to the Vila Olímpica substation.

On August 4, 2014, at a meeting of the Board of Directors of the Company, authorization was given to constitute the wholly-owned subsidiary Cemig Participações Minoritárias S.A. – CemigPar, the objects of which are exclusively the holding of minority interests in the share capital of other companies, whose activities are related to services in energy, oil and gas, in their various fields, and developments and exploration of telecommunication and information systems, with initial capital of R$1,000 represented by one thousand nominal common shares without par value.

In October 2014, the Company incorporated Cemig Participações Minoritárias S.A.

In October 2014, inclusion in Cemig GT, of 33.33% equity interest in the SLT Project Consortium, the object of which is to manage and account for the contracting of legal, environmental, technical, and any other external consultants necessary for preparation of studies to ascertain the attractiveness of the São Luiz do Tapajós Hydroelectric Plant, located in the State of Pará.

In December 2014, Cemig Geração e Transmissão was removed from the Consortium Cosama, where it had a 49.00% stake.

In February 2015: elimination of Light Esco Prestação de Serviço S.A.’s 33.00% participation in EBL Companhia de Eficiência Energética S.A.

In April 2015, the Itaocara Hydroelectric Plant Consortium, the capital of which is owned by Cemig GT (49%) and Itaocara Energia Ltda. (a wholly-owned subsidiary of Light S.A.) (51%), won the concession for the Itaocara I hydroelectric plant, which has an installed capacity of 150 MW. This project is expected to be built on the Paraíba do Sul River and will cover areas in the counties of Aperibé, Cantagalo, Itaocara and Santo Antônio de Pádua, in the state of Rio de Janeiro, and Pirapetinga, in the state of Minas Gerais. Construction is planned to start in 2016 and is expected to create 1,200 direct jobs and 2,200 indirect jobs, at the peak of construction. The consortium has already obtained an environmental Installation License (Licença de Instalação, or LI), issued by the Brazilian environmental authority Ibama, and a Public Utility Declaration (Declaração de Utilidade Pública, or DUP), issued by ANEEL.

December 2015 auction by Aneel bid with respect to operating power plants

On November 25, 2015, Cemig GT won the auction for Batch D of the Aneel Bid 12/2015, consisting of 18 hydroelectric plants. The auction was for hydroelectric concessions in a quota allocation system to the concessionaires and licensees for distribution of electric energy of the National Interconnected System.

Among the hydroelectric plants to which Cemig obtained the relevant concessions are Três Marias, Itutinga and Salto Grande. Três Marias was a landmark in Brazilian engineering because its construction in the 1960s, allowed the country to gain knowledge for the construction of large dams of electricity generation. Salto Grande has generated the energy that allowed the installation of large steel complexes of the Steel Valley.

Of the 18 hydroelectric plants included in the concessions obtained by Cemig, 14 are already operated by Cemig, but their concession by the Brazilian federal government had been terminated. Apart from those, Cemig won concessions with respect to four new hydroelectric plants: Ervália, Coronel Domiciano, Sinceridade and Neblina. The new assets added almost 50 MW of capacity to Cemig Generation and Transmission’s generating units. Overall, the 18 power plants generate approximately 700 MW. Cemig will invest R$2.26 billion over the next 6 months, for the payment of the Bonus for Grant necessary for the execution of the Concession Agreement (established by paragraph 7 of Art. 8 of Law No. 12,783/2013 and increased by MP No. 688/2015). This will guarantee an income of R$500 million per year for Cemig for the next 30 years.

The Company’s board believes victory in the auction enables the Company to safely plan for its future, both to consolidate itself as the largest integrated group of electric energy in the country and to move towards new technological frontiers of the power sector, both within and outside Brazil.

The list of the 18 power plants of Batch D is as follows:

Power Plant	Installed power (MW)	Power Plant	Installed power (MW)	Power Plant	Installed power (MW)
Três Marias	396	Sinceridade	1.42	Paciência	4.08
Itutinga	52	Neblina	6.47	Piau	18.012
Salto Grande	102	Cajuru	7.2	Peti	9.40
Camargos	46	Gafanhoto	14	Dona Rita	2.41
Ervália	6.97	Marmelos	4	Tronqueiras	8.5
Coronel Domiciano	5.04	Joasal	8.4	Martins	7.7

Increase in Renova’s capital

On February 2, 2016, Renova’s Board of Directors voted to increase Renova’s capital up to R$731 million by the issuance of 81,587,997 new common shares and up to 28,208,946 new preferred shares, being all nominal book-entry shares without a par value, for the issue price of R$6.66 per common share, R$6.66 per preferred share, and R$19.98 per unit. Each common or preferred share, and each unit, will carry the preemptive right to subscribe to 0.344436239 of a new share or unit. Cemig participated in this capital increase through its wholly-owned subsidiary Cemig GT, which has approved a capital contribution of up to R$240 million in Renova. Of this total amount, R$85 million was subscribed and paid in on February 3, 2016, R$115 million was subscribed and paid in in March 2016, and up to R$40 million may be subscribed and paid in during a round of subscription of leftover shares if there is one.

Exchange of Debentures owned by AGC Energia for shares Issued by Cemig

On March 3, 2016, BNDES Participações (“BNDESPar”) exchanged the totality of its debentures in the Non-convertible Permanent Asset-guaranteed Exchangeable Shareholders’ Debentures of the First Series issued by AGC Energia, for 54,342,992 common shares and 16,718,797 preferred shares issued by Cemig and previously owned by AGC Energia. After the exchange, the equity interest held by BNDESPAR in Cemig — which on March 2, 2016 comprised no common shares and 1.13% of the preferred shares — increased to 12.9% of Cemig’s common shares and 3.13% of Cemig’s preferred shares. This increased the interest of BNDESPAR in the total equity of Cemig from 0.75%, before the exchange, to 6.4% immediately thereafter.

Rescission of the contract between Renova and TerraForm for the sale of Espra

On April 2, 2016, the share purchase agreement for sale of the assets owned by Renova in the Espra project to TerraForm Global, Inc. was rescinded by an agreement between the Renova and TerraForm Global. TerraForm Global paid a breakup fee of US$ 10 million to Renova. As a result, Renova’s interests in the Espra project, which is comprised of three small hydroelectric plants (SHPs) with aggregate installed capacity of 41MW, are part of Renova’s operational assets portfolio.

Capital expenditures

Capital expenditures for the years ended December 31, 2015, 2014 and 2013 in millions of reais, were as follows:

	Year ended December 31,
	2015	2014	2013
Distribution network	894	792	884
Power Generation	567	2,990	358
Transmission network	146	80	91
Others	111	553	184

Total capital expenditures (1)	1,718	4,415	1,517

(1)	The capital expenditures are presented in our Consolidated Statement of Cash Flow on account lines related to Financial Assets, Acquisition of equity investees, capital increase on investees, PP&E, acquisition of subsidiaries – Gasmig and intangible assets.

At present we plan to make capital investments in relation to our fixed assets in the amount of approximately R$1,225 million in 2016 – corresponding to our capital investment program funded through our cash flows. We expect to allocate these expenditures primarily to expand our distribution system. We will also allocate R$3,438 million for injection of capital into subsidiaries in 2016, to meet specific capital needs.

The amounts planned for 2016 do not include investments in acquisitions, and other projects, that are not remunerated by the concession authority – which are not recognized in the calculations of tariffs made by Aneel (the regulator).

We expect to fund our capital expenditures in 2016 mainly from our cash flow from operations and, to a lesser extent, through financing. We expect to finance our expansion and projects by commercial bank loans through debt rollover and by issuing promissory notes and debentures in the local market.

Business Overview

General

We run a business related to generation, transmission, distribution and sale of electricity, gas distribution, telecommunications and the provision of energy solutions.

Cemig

Cemig engages in transactions to buy and sell of electricity through its subsidiaries. The total volume of electricity resourced in 2015 was 83,750 GWh or 6.8% less than the volume sourced in 2014. The amount of energy produced by the Group in2015 was 14,665 GWh, 41% less than in 2014; and the amount of energy purchased by the Group totaled 69,085 GWh, 6% more than in 2014. These figures include electricity purchased from Itaipu (6,190 GWh), and through the Electricity Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) and from other companies (62,896 GWh).

The energy traded in 2015 totaled 83,750 GWh, an amount 6.8% lower than traded in 2014, and 58% of that volume (48,710 GWh) was traded to final consumers, both captive and free.

Total losses of energy in the core network and distribution networks in 2015 totaled 6,461 GWh, which corresponds to 78% of total resources, and 3% more than the losses in 2014 (6,282 GWh).

The table below shows the breakdown of resources and power requirements by Cemig traded in the last three years:

CEMIG’S ELECTRIC ENERGY BALANCE

(GWh)	2015	2014	2013
RESOURCES	83,750	89,856	85,884

Electricity generated by CEMIG (1)	14,068	22,983	24,525
Electricity generated by auto-producers	0	632	841
Electricity generated by Ipatinga	0	247	243
Electricity generated by Barreiro	54	80	69
Electricity generated by Cachoeirão	51
Electricity generated by Sá Carvalho	207	252	338
Electricity generated by Horizontes	62	63	76
Electricity generated by Cemig PCH	63.2	49.3	87
Electricity generated by Rosal Energia	97	190	261
Electricity generated by Amador Aguiar	62	401	406
Electricity bought from Itaipu	6,190	6,255	8,374
Electricity bought from CCEE and other companies	62,896	58,704	50,664

REQUIREMENTS	83,750	89,856	85,884

Electricity delivered to final consumers	48,710	52,505	45,883
Electricity delivered to auto-producers	10	967	969
Electricity delivered by Ipatinga	0	247	243
Electricity delivered by Barreiro	63	93	81
Electricity delivered by Cachoeirao	131
Electricity delivered by Sá Carvalho	472	472	472
Electricity delivered by Horizontes	76	80	85
Electricity delivered by Cemig PCH	82	99	94
Electricity delivered by Rosal Energia	201	263	263
Electricity delivered to the CCEE and other companies	27,543	28,848	31,504

Losses	6,461	6,282	6,290

(1)	Discounting the losses attributed to generation (528 GWh in 2015) and the internal consumption of the generating plants.

Generation

According to ANEEL, at December 31, 2015 we were the fourth largest electric power generation group in Brazil, by total installed capacity. On that date we were generating electricity at 79 hydroelectric plants, two thermoelectric plants and 27 wind farms, with total installed capacity of 8,112MW. Of this capacity, the hydroelectric plants had a total of 7,716 MW, the thermal plants 144 MW, and the wind farms 252 MW. Nine of our hydroelectric plants had 72% of our installed electricity generation capacity in 2015.

Transmission

The electric power transmission business consists of transporting power from the facilities where it is generated to points of consumption, distribution networks and Free Consumers. Its revenue depends directly on the availability of its assets. Transmission network comprises power transmission lines and substations with voltage of 230kV or more, and is part of the Brazilian Grid regulated by ANEEL and operated by the ONS. See the section “The Brazilian Power Industry”. On December 31, 2015 the Cemig Generation and Transmission network consisted of approximately 1,355 miles of 500 kV lines, 1,228 miles of 345 kV lines, and 478 miles of 230 kV lines, located in Minas Gerais.

On December 31, 2015, Cemig’s Group transmission network, considering its proportional interest in each concession, corresponded to approximately 117 miles of lines >525 kV, 1,290 miles of 500 kV lines, 136 miles of 440 kV lines, 67 miles of 345 kV lines, 513 miles of 230 kV lines and 62 miles of 220 kV lines.

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

The concession area of Cemig Distribution covers approximately 219,103 square miles, or 96.7% of the territory of the State of Minas Gerais. On December 31, 2015 Cemig Distribution’s electricity system comprised 419,432 miles of distribution lines, through which it supplied 26,453 GWh to 8.079 million captive consumers and transported15,671GWh to 422 Free Consumers that use the Company’s distribution networks. The total volume of electricity distributed was 42,124 GWh, of which 44.3% was distributed to captive and free industrial consumers,15.4% to captive and free commercial consumers 23.3% to captive residential consumers, and 16.2% to other captive consumers and 0.8% to be used by distributors.

Cemig owns a directly held equity interest of 26.06% and an indirectly held equity interest of 6.41% in Light, which owns 100% of Light Serviços de Eletricidade S.A. (Light Sesa). In 2015 Light Sesa handled a total of 6,694 GWh in the concession area (captive clients + transport of electricity for Free Consumers). This figure was 2.5% higher than in 2014. There was growth in each of the consumption categories from 2013 to 2014, led by the commercial user category, whose consumption was 32% of the total, and 6% higher than in 2014.

Other businesses

While our main business consists of the generation, transmission and distribution of electricity, we also engage in the following businesses: (i) telecommunications, through our consolidated subsidiary Cemig Telecomunicações S.A.; (ii) energy solutions consulting business for both Brazilian and international clients, through our subsidiary Efficientia S.A. (iii) exploitation of natural gas, through five consortia: (a) Exploration Consortium SF-T-104, (b) Exploration Consortium SF-T-114, (c) Exploration Consortium SF-T-120, (d) Exploration Consortium SF-T-127, and (e) Exploration Consortium REC-T-163; (iv) sale and trading of electricity, through structuring and intermediation of purchase and sale transactions, trading electricity in the Free Market, through our wholly-owned subsidiaries Cemig Trading S.A. and Empresa de Serviços de Comercialização de Energia Elétrica S.A. and Cemig Comercializadora de Energia Incentivada S.A.; (v) acquisition, transport and distribution of gas and its subproducts and derivatives through Companhia de Gás de Minas Gerais (Gasmig); and (vi) technology systems and systems for operational management of public service concessions, including companies operating in electricity, gas, water and sewerage and other utility companies, through Axxiom Soluções Tecnológicas S.A.

Revenue sources

The following table illustrates the revenues attributable to each of our principal revenue sources, in millions of reais, for the periods indicated:

	Year ended December 31,
	2015	2014	2013
Electricity sales to final consumers	20,319	14,922	12,597
Revenue from wholesale supply to other concession holders and PROINFA	2,207	2,310	2,144
Revenue from use of the basic electricity distribution system (TUSD)	1,465	855	1,008
CVA (compensation for changes in ‘Portion A’ items ) account and Other financial components of tariffs	1,704	1,107	—
Revenue from use of the transmission system	261	557	404
Indemnity transmission revenues	101	420	21
Construction revenues	1,252	941	975
Revenue from sale on the spot market	2,425	2,348	1,193
Supply of gas	1,667	422	—
Other operating revenues	1,440	1,284	1,047
Tax on revenues	(11,549)	(5,626)	(4,762)

Total	21,292	19,540	14,627

Power generation and trading

Overview

The table below gives operational information on our generation plants at December 31, 2015:

Generation Power Plant	Cemig Group Company	Installed Capacity (MW)	Assured power level (avg. MW)	Start of Commercial Operations	% of the Total Installed Capacity	Expiration of Concession or Authorization	Type of Power Plant	CEMIG’s stake
Amador Aguiar I (Capim Branco I)	ALIANÇA	94.36	60.94	2006	1.16%	August 29, 2036	UHE	39%
Amador Aguiar II (Capim Branco II)	ALIANÇA	82.56	51.50	2007	1.02%	August 29, 2036	UHE	39%
Aimorés	ALIANÇA	148.50	77.40	2005	1.83%	December 20, 2035	UHE	45%
Baguari	BAGUARI ENERGIA	47.60	27.27	2009	0.59%	August 15, 2041	UHE	34%
Camargos	CEMIG GT	46.00	21.00	1960	0.57%	July 8, 2045	UHE	100%
Emborcação	CEMIG GT	1192.00	497.00	1982	14.69%	July 23, 2025	UHE	100%
Funil	ALIANÇA	81.00	40.05	2002	1.00%	December 20, 2035	UHE	45%
Igarapava	ALIANÇA	49.75	32.22	1999	0.61%	December 30, 2028	UHE	24%
Itutinga	CEMIG GT	52.00	28.00	1955	0.64%	July 8, 2045	UHE	100%
Irapé	CEMIG GT	399.00	210.70	2006	4.92%	February 28, 2035	UHE	100%
Jaguara	CEMIG GT	424.00	336.00	1971	5.23%	August 28, 2013	UHE	100%
Miranda	CEMIG GT	408.00	202.00	1998	5.03%	December 23, 2016	UHE	100%
Nova Ponte	CEMIG GT	510.00	276.00	1994	6.29%	July 23, 2025	UHE	100%
Porto Estrela	ALIANÇA	33.60	16.74	2001	0.41%	July 10, 2032	UHE	30%
Queimado	CEMIG GT	86.63	47.85	2004	1.07%	January 2, 2033	UHE	83%
Rosal	Rosal Energia S.A	55.00	30.00	1999	0.68%	May 8, 2032	UHE	100%
Sá Carvalho	Sá Carvalho S.A	78.00	58.00	1951	0.96%	December 1, 2024	UHE	100%
Salto Grande	CEMIG GT	102.00	75.00	1956	1.26%	July 8, 2045	UHE	100%
São Simão	CEMIG GT	1710.00	1281.00	1978	21.08%	January 11, 2015	UHE	100%
Três Marias	CEMIG GT	396.00	239.00	1962	4.88%	July 8, 2045	UHE	100%
Volta Grande	CEMIG GT	380.00	229.00	1974	4.68%	February 23, 2017	UHE	100%
Santo Antônio	CEMIG GT	449.74	392.22	2012	5.54%	June 12, 2046	UHE	18%
Retiro Baixo	Retiro Baixo Energética S.A.	20.46	9.61	2010	0.25%	August 25, 2041	UHE	25%
Anil	CEMIG GT	2.08	1.16	1964	0.03%	Indefinite	PCH	100%
Bom Jesus do Galho	CEMIG GT	0.36	0.13	1931	0.00%	N.A	PCH	100%
Cachoeirão	Hidrelétrica Cachoeirão	13.23	8.02	2008	0.16%	July 25, 2030	PCH	49%
Cajuru	CEMIG GT	7.20	3.48	1959	0.09%	January 4, 2046	PCH	100%
Gafanhoto	CEMIG GT	14.00	6.68	1946	0.17%	January 4, 2046	PCH	100%
Jacutinga	CEMIG GT	0.72	0.47	1948	0.01%	Indefinite	PCH	100%
Joasal	CEMIG GT	8.40	5.20	1950	0.10%	January 4, 2046	PCH	100%
Lages	CEMIG GT	0.68	0.54	2005	0.01%	Indefinite	PCH	100%
Luiz Dias	CEMIG GT	1.62	0.61	1914	0.02%	August 19, 2025	PCH	100%
Machado Mineiro	Horizontes Energia S.A	1.72	1.14	1992	0.02%	July 8, 2025	PCH	100%
Marmelos	CEMIG GT	4.00	2.88	1915	0.05%	January 4, 2046	PCH	100%
Martins	CEMIG GT	7.70	2.52	1947	0.09%	January 4, 2046	PCH	100%
Paciência	CEMIG GT	4.08	2.36	1930	0.05%	January 4, 2046	PCH	100%
Pai Joaquim	CEMIG PCH S.A	23.00	2.41	2004	0.28%	April 1, 2032	PCH	100%
Pandeiros	CEMIG GT	4.20	0.47	1957	0.05%	September 22, 2021	PCH	100%
Paraúna	CEMIG GT	4.28	1.90	1927	0.05%	N.A	PCH	100%
Peti	CEMIG GT	9.40	6.18	1946	0.12%	January 4, 2046	PCH	100%
Pissarrão	CEMIG GT	0.80	0.55	2001	0.01%	Indefinite	PCH	100%
Piau	CEMIG GT	18.01	13.53	1955	0.22%	January 4, 2046	PCH	100%
Pipoca	Hidrelétrica Pipoca	9.80	5.83	2010	0.12%	September 10, 2031	PCH	49%
Poço Fundo	CEMIG GT	9.16	5.79	1949	0.11%	August 19, 2025	PCH	100%
Poquim	CEMIG GT	1.41	0.58	2002	0.02%	Indefinite	PCH	100%
Rio de Pedras	CEMIG GT	9.28	2.15	1928	0.11%	September 19, 2024	PCH	100%
Salto Morais	CEMIG GT	2.39	0.74	1957	0.03%	July 1, 2020	PCH	100%
Salto do Paraopeba	Horizontes Energia S.A	2.46	0.00	2001	0.03%	October 4, 2030	PCH	100%
Salto do Passo Velho	Horizontes Energia S.A	1.80	1.48	2001	0.02%	October 4, 2030	PCH	100%
Salto Voltão	Horizontes Energia S.A	8.20	6.63	2001	0.10%	October 4, 2030	PCH	100%
Santa Luzia	CEMIG GT	0.70	0.23	2001	0.01%	February 25, 2026	PCH	100%
Santa Marta	CEMIG GT	1.00	0.58	1944	0.01%	Indefinite	PCH	100%
São Bernardo	CEMIG GT	6.82	3.42	1948	0.08%	August 19, 2025	PCH	100%
Sumidouro	CEMIG GT	2.12	0.34	1956	0.03%	Indefinite	PCH	100%
Tronqueiras	CEMIG GT	8.50	4.14	1955	0.10%	January 4, 2046	PCH	100%
Xicão	CEMIG GT	1.81	0.61	1941	0.02%	August 19, 2025	PCH	100%
Paracambi	Lightger	16.40	12.81	N.A	0.20%	N.A	PCH	66%

Generation Power Plant	Cemig Group Company	Installed Capacity (MW)	Assured power level (avg. MW)	Start of Commercial Operations	% of the Total Installed Capacity	Expiration of Concession or Authorization	Type of Power Plant	CEMIG’s stake
Fontes Nova	Lightger	86.60	68.23	N.A	1.07%	N.A	UHE	66%
Ilha dos Pombos	Lightger	122.80	75.45	N.A	1.51%	N.A	UHE	66%
Nilo Peçanha	Lightger	249.34	219.79	N.A	3.07%	N.A	UHE	66%
Pereira Passos	Lightger	65.54	33.46	N.A	0.81%	N.A	UHE	66%
Santa Branca	Lightger	36.77	21.00	N.A	0.45%	N.A	UHE	66%
Bonfante	Brasil PCH	3.63	2.58	2008	0.04%	N.A	PCH	19%
Calheiros	Brasil PCH	3.63	2.09	N.A	0.04%	N.A	PCH	19%
Funil	Brasil PCH	4.30	2.51	N.A	0.05%	N.A	PCH	19%
Jataí	Brasil PCH	5.74	3.89	N.A	0.07%	N.A	PCH	19%
Retiro Velho	Brasil PCH	3.44	2.51	N.A	0.04%	N.A	PCH	19%
São Joaquim	Brasil PCH	4.01	2.54	N.A	0.05%	N.A	PCH	19%
São Simão	Brasil PCH	5.16	2.91	N.A	0.06%	N.A	PCH	19%
Fumaça IV	Brasil PCH	0.86	0.50	N.A	0.01%	N.A	PCH	19%
Carangola	Brasil PCH	2.87	1.83	N.A	0.04%	N.A	PCH	19%
Irara	Brasil PCH	5.74	3.48	N.A	0.07%	N.A	PCH	19%
Monte Serrat	Brasil PCH	4.78	3.49	N.A	0.06%	N.A	PCH	19%
Santa Fé I	Brasil PCH	5.74	4.99	N.A	0.07%	N.A	PCH	19%
São Pedro	Brasil PCH	5.74	3.52	N.A	0.07%	N.A	PCH	19%
Cachoeira da Lixa	Renova Energia	5.20	2.62	2008	0.06%	N.A	PCH	35%
Colino 1	Renova Energia	3.86	2.45	2008	0.05%	N.A	PCH	35%
Colino 2	Renova Energia	5.62	3.50	2008	0.07%	N.A	PCH	35%
Praias de Parajuru	CEMIG GT	14.11	4.11	2009	0.17%	September 24, 2032	EOL	49%
Praia do Morgado	CEMIG GT	14.11	6.47	2010	0.17%	December 26, 2031	EOL	49%
Volta do Rio	CEMIG GT	20.58	9.02	2010	0.25%	December 26, 2031	EOL	49%
Candiba	Renova Energia	3.37	1.50	2014	0.04%	August 5, 2045	EOL	35%
Igaporâ	Renova Energia	10.68	4.90	2014	0.13%	August 5, 2045	EOL	35%
Ilhéus	Renova Energia	3.93	1.77	2014	0.05%	August 5, 2045	EOL	35%
Licínio de Almeida	Renova Energia	8.43	3.84	2014	0.10%	August 5, 2045	EOL	35%
Pindaí	Renova Energia	8.43	3.88	2014	0.10%	August 5, 2045	EOL	35%
Planaltina	Renova Energia	9.55	4.31	2014	0.12%	August 5, 2045	EOL	35%
Porto Seguro	Renova Energia	2.25	0.96	2014	0.03%	August 5, 2045	EOL	35%
Rio Verde	Renova Energia	10.68	5.83	2014	0.13%	August 19, 2045	EOL	35%
Serra do Salto	Renova Energia	6.74	2.62	2014	0.08%	August 5, 2045	EOL	35%
Pajeú do Vento	Renova Energia	8.99	4.15	2014	0.11%	August 5, 2045	EOL	35%
Nossa Senhora da Conceição	Renova Energia	10.12	4.37	2014	0.12%	August 5, 2045	EOL	35%
Guanambi	Renova Energia	7.31	2.98	2014	0.09%	August 6, 2045	EOL	35%
Guirapá	Renova Energia	10.12	4.78	2014	0.12%	August 19, 2045	EOL	35%
Alvorada	Renova Energia	2.81	1.39	2014	0.03%	August 5, 2045	EOL	35%
Morrão	Renova Energia	10.62	5.66	2014	0.13%	April 20, 2046	EOL	35%
Da Prata	Renova Energia	7.67	3.55	2014	0.09%	March 25, 2046	EOL	35%
Dos Araçás	Renova Energia	11.19	5.44	2014	0.14%	April 7, 2046	EOL	35%
Seraíma	Renova Energia	10.62	6.15	2014	0.13%	March 25, 2046	EOL	35%
Tanque	Renova Energia	10.54	4.88	2014	0.13%	May 26, 2046	EOL	35%
Ventos do Nordeste	Renova Energia	8.26	3.55	2014	0.10%	March 18, 2046	EOL	35%
Ametista	Renova Energia	10.03	0.00	2015	0.12%	March 14, 2047	EOL	35%
Dourados	Renova Energia	10.03	0.00	2015	0.12%	March 13, 2047	EOL	35%
Maron	Renova Energia	10.62	0.00	2015	0.13%	March 8, 2047	EOL	35%
Pilôes	Renova Energia	10.62	0.00	2015	0.13%	March 13, 2047	EOL	35%
Igarapé	CEMIG GT	131.00	71.30	1978	1.7%	August 13, 2024	UTE	100%
Candonga	ALIANÇA	31.50	14.51	2004	N.A	N.A	UHE	23%
Barreiro	Usina Termelétrica Barreiro S.A	12.90	11.37	2004	0.17%	April 30, 2023	UTE	100%
Cel. Domiciano	CEMIG GT	2.40	0.00	NA	0.03%	January 4, 2046	PCH	100%
Sinceridade	CEMIG GT	5.04	0.00	NA	0.06%	January 4, 2046	PCH	100%
Neblina	CEMIG GT	1.42	0.00	NA	0.02%	January 4, 2046	PCH	100%
Ervália	CEMIG GT	6.47	0.00	NA	0.08%	January 4, 2046	PCH	100%

(1)	“Assured power level” is a quantity calculated by the Mining and Energy Ministry to represent the long-term average output of a plant in practice, in accordance with studies by the Energy Research Company (Empresa de Pesquisa Elétrica, or EPE). ‘Assured power level’ calculation takes into consideration factors such as reservoir capacity and connection to other power plants. Contracts with final consumers and other concession holders do not provide for levels of production higher than the Assured Power level. Mining and Energy Ministry Resolution 303/2004 defined as general criteria guaranteeing the supply, the amount of physical guarantee of developments of electric power generation.
(2)	Indicates date of start of commercial operation, or of our acquisition.

Cemig’s market consists of sales of electricity to:

(i)	Captive consumers in Cemig’s concession area in the State of Minas Gerais;

(ii)	Free Consumers both in the State of Minas Gerais and other States of Brazil, through the Free Market (Ambiente de Contratação Livre, or ACL);

(iii)	Other agents of the electricity sector – traders, generators and independent power producers, also in the ACL;

(iv)	Distributors in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and

(v)	The wholesale trading chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) (– eliminating transactions between companies of the Cemig Group).

The total volume of transactions in electricity in 2015 was 83,750 MWh, an decrease of 6,7 % from the total of 89,856 MWh in 2014.

Generation Assets

On February 27, 2015, the transaction of association between Vale S.A. and Cemig GT by subscription of shares in Aliança Geração de Energia S.A. was completed. As for consideration for their subscription of shares in Aliança, the two companies transferred to Aliança the following equity interests they held in the following electricity generation assets: Porto Estrela, Igarapava, Funil, Capim Branco I, Capim Branco II, Aimorés and Candonga. As a result of the Association Aliança now has installed hydroelectric generation capacity of 1,158 MW in operation (assured offtake level 652 MW), as well as other generation projects. Vale owns 55% of the equity in Aliança, and Cemig GT owns 45%. Aliança is valued at R$4.5 billion. For Cemig GT the association increases its potential to generate new business and maximize results, due to the combination of the two companies’ experiences in operational, financial and project management.

On March 31, 2015 the acquisition by Cemig GT of Vale’s 49% stockholding interest in Aliança Norte Energia Participações S.A., was concluded. Aliança Norte Energia Participações S.A. owns 9% of Norte Energia S.A. (“Nesa”) – the acquisition thus corresponded to an indirect holding in Nesa of 4.41%, representing installed capacity of 495.39MW (201 MW average).

On December 31, 2015 the subsidiaries and jointly-controlled subsidiaries of the Cemig Group holding company (Companhia Energética de Minas Gerais – Cemig) operated 79 hydroelectric plants, 2 thermal plants and 27 wind farms, totalizing 8,112 MW, corresponding respectively to 7,716 MW, 144 MW and 252 MW respectively. These figures make the Cemig Group the third largest generating group in Brazil by generating capacity.

In line with Cemig’s growth strategy, the group’s total installed generation capacity has grown constantly over the last five years.

Light has a total installed generation capacity of 282 MW, and an effective average output of 210 MW.

We have incorporated subsidiaries in the State of Minas Gerais and other states in Brazil to operate certain of our generation facilities and to hold the related concessions.

In addition to our own plants, Cemig Generation and Transmission has the following interests in consortia, as of December 31, 2015:

•	Baguari Hydroelectric Power Plant — Participation of 49% of Baguari Energia S.A. and 51% of Baguari I Electric Power Generation (Neoenergia). In Baguari Energia SA, we hold 69.39% stake as partner, with Furnas Central Electric S.A. holding 30.61%.

•	Aimorés Hydroelectric Power Plant – We have an indirect interest of 45% through Aliança Geração de Energia S.A. (which has a 100% interest in the plant).

•	Funil Hydroelectric Power Plant – We have an indirect interest of 45% through Aliança Geração de Energia S.A. (which has a 100% interest in the plant).

•	Igarapava Hydroelectric Plant – We have an indirect interest of 23.69% through Aliança Geração de Energia S.A. (which has a 52.7% interest in the plant). Votorantim Metais Zinco S.A. owns an equity interest of 23.9%, Companhia Siderúrgica Nacional S.A. owns 17.9%, and Anglogold Ashanti Córrego do Sítio Mineração S.A. owns 5.5%.

•	Queimado Hydroelectric Power Plant —We hold an 82.5% interest in this enterprise and our partner in this project is CEB Participações S.A. (CEBPar), a subsidiary of Companhia Energética de Brasília, or CEB, a state-controlled electricity company. As per the second Amendment to Concession Contract 006/1997, executed on July 17, 2009, CEB has a 17.5% interest in the plant.

•	Porto Estrela Hydroelectric Plant – We have an indirect equity interest of 30%, through Aliança Geração de Energia S.A. (which has a holding of 66.7% in the plant). Companhia de Tecidos Norte de Minas – Coteminas owns 33.3% of the plant.

•	Candonga Hydroelectric Plant – We have an indirect equity interest of 22.5% through Aliança Geração de Energia S.A. (which owns 50% of the plant). Vale S.A. owns the remaining 50%.

•	Amador Aguiar I and Amador Aguiar II Hydroelectric Plants – We have an indirect equity interest of 39.3% through Aliança Geração de Energia S.A. – CBE Consortium (87.37% of the plant).

•	Água Limpa Hydroelectric Plant—We have a 49% interest in this enterprise and our partner, Light Energy, has the remaining 51%.

•	São Luiz do Tapajós Hydroelectric Plant – All have 11.11% interests in the Tapajós Consortium, established to conduct a feasibility study of the project. We have as partners: Eletrobrás, Eletronorte, CCCC S.A., EDF, Copel GeT, Endesa, GDF Suez and Neoenergia. The SLT Project Consortium (holding: 33.33%) was also created, to take part in the ANEEL auction for construction and operation of the plant, expected to be held at the end of 2015.

•	UHE Itaocara –We have a 49% interest in the Consortium Itaocara and our partner, Itaocara Energy Ltd. (100% owned by Light) owns the remaining 51%. The consortium was the winner of the ANEEL bid held on April 30, 2015, which made it responsible for the construction and operation of the power plant.

•	Moinhos de Vento Wind Farm— We hold an indirect interest of 27.4% through Renova Energia SA (99.99% ownership of the plant).

•	Moinhos de Vento2 Wind Farm —We hold an indirect interest of 27.4% through Renova Energia SA (99.99% ownership of the plant).

The generation companies in which Cemig GT has joint participation are:

•	Baguari Energia S.A. (69.39%)—We operate the Baguari Hydroelectric Plant, through the Baguari Hydro Plant Consortium, together with Furnas Centrais Elétricas S.A. (30.61%). Baguari Energia S.A. owns 49% of the plant, in partnership with Neoenergia, which owns the remaining 51%, through Baguari I Geração de Energia Elétrica.

•	Cachoeirão S.A Hydroelectric Plant (49%) – An independent power producer, operating the Cachoeirão small hydroelectric power plant, located at Pocrane, in the state of Minas Gerais. The other 51% is held by Santa Maria Energética.

•	Pipoca S.A Hydroelectric Plant (49%) – An independent power producer which built and operates the Pipoca Small Hydro Plant, on the Manhuaçu River, in the municipalities of Caratinga and Ipanema, in the state of Minas Gerais. On July 8, 2013, ANEEL agreed to the transfer of stockholding control from Omega Energia Renovável S.A. to a holding company, Asteri Energia S.A.

•	Guanhães Energia S.A. (49%) – This company owns 100% of PCH Dores de Guanhães S.A., PCH Senhora do Porto S.A., PCH Jacaré S.A. and PCH Fortuna II S.A. – companies responsible for construction and commercial operation of four Small Hydroelectric Power Plants. Light owns the remaining 51% equity interest in Guanhães Energia.

•	Madeira Energia S.A (10%) – This Company (“Mesa”) owns 100% of Santo Antônio Energia S.A., generating electricity in the basin of the Madeira River in the state of Rondônia.

•	FIP Malbec (49.92%): Holding of 43.25% in Parma.

•	Parma (54.15%): Holding of 58.83% in FIP Melbourne.

•	FIP Melbourne (32.92%): Holding of 83% in SAAG, which owns 12.4% of Madeira

•	Praias de Parajuru Wind Farm (49%) – A beach-located wind farm at Beberibe, in the state of Ceará, in Northern Brazil.

•	Praias do Morgado Wind Farm (49%) – Also located on a Northern Brazilian beach, this wind farm is at Acaraú, in Ceará state.

•	Volta do Rio Wind Farm (49%) – This is the third of a group of three beach-located wind farms in Ceará, and is also in the municipality of Acaraú.

•	Amazônia Energia Participações S.A. (49% of voting stock, 74.5% of total capital) – Owned jointly with Light S.A (25.5%), holds 9.77% of Norte Energia S.A. (NESA), holder of the concession to operate the Belo Monte Hydroelectric Plant, on the Xingu river, in the state of Pará. The first turbine is planned to commence operations in April 2016.

•	Lightger S.A. (49%) – Independent power producer, formed to build and operate the Paracambi Small Hydro Plant (or PCH), on the Ribeirão das Lages river in the county of Paracambi, in the state of Rio de Janeiro. The remaining 51% stockholding is owned by Light.

•	Renova Energia S.A. (36.8% of voting stock, 27.4% of total capital) is the group’s vehicle for growth in generation from alternative generation and the group’s Small Hydro Plants. At the end of 2014 Renova had generation supply contracts totaling more than 2.5 GW of generation capacity, of which 652.3 MW were already in commercial operation. Cemig also has an indirect interest in Renova through Light Energy (21.4% of voting stock, 15.9% of total capital).

Retiro Baixo Energética S.A.—(49.9%) – Holds the concession for the operation of the hydroelectric power plant Retiro Baixo, located in the lower course of the Paraopeba River in the State of Minas Gerais, which has installed capacity of 83,7MW and assured energy of 38.5 MW.

•	Aliança Geração de Energia S.A., (45%) – Platform of growth and consolidation of generation assets held by Cemig GT (45%) and Vale (55%). The assets involved in the formation of the Aliança Geração de Energia S.A. include the following generation consortia: Porto Estrela, Igarapava, Funil, Capim Branco I and II, Aimorés and Candonga. The company has installed hydro capacity of 1,158 MW (652 MW) in operation, among other generation projects, and will be responsible for investments in future projects of electricity generation.

•	Aliança Norte Energia Participações S.A. (49%) – Together with Vale S.A. , the company holds participation of 9% of Norte Energia S / A corresponding to an indirect interest in Nesa of 4.41%, representing an installed capacity of 495,39 MW (201 MW)

The following are other companies in which Cemig (at the holding company level, Companhia Energética de Minas Gerais – Cemig) owns 100% of the equity:

•	Cemig PCH S.A. – Independent power producer, operating the Pai Joaquim small hydroelectric power plant.

•	Horizontes Energia S.A. – An independent power producer, operating the Machado Mineiro and Salto do Paraopeba small hydroelectric plants in Minas Gerais; and the Salto do Voltão and Salto do Passo Velho hydroelectric plants, in the state of Santa Catarina.

•	Ipatinga S.A. Thermal Power Plant (“UTE Ipatinga”) – An independent thermal power producer which utilized blast furnace gas as fuel to produce power at the Ipatinga thermal plant on the premises of Usiminas (Usinas Siderúrgicas de Minas Gerais S.A.) until December 2014, when its contract with Usiminas expired. UTE Ipatinga is currently in the process of being wound up.

•	Rosal Energia S.A. – Concession holder operating the Rosal hydro plant, on the border between the states of Rio de Janeiro and Espírito Santo.

•	Barreiro S.A. Thermal Power Plant – An independent power producer which built and operates the 12.9 MW Barreiro thermoelectric plant, on the premises of the metal products company V&M do Brasil S.A. (Vallourec & Mannesmann), in Belo Horizonte, Minas Gerais.

•	Sá Carvalho S.A. (subsidiary) – Production and sale of electricity, as a public electricity service concession holder, through the Sá Carvalho hydroelectric power plant.

The holding company (Companhia Energética de Minas Gerais – Cemig) also has interests in jointly-controlled subsidiaries that operate generation assets. These include:

•	Light S.A (26.06%) – Owns 25.5% of Amazônia Energia Participações S.A, 51% of Lightger S.A., 100% of Itaocara Energia Ltda. Light Energia S.A. has investments in several jointly-controlled subsidiaries – for example 51% of Guanhães Energia S.A.; 21.3% of the voting stock and 15.9% of the total stock, of Renova Energia S.A. (see chart in Part 4 for details); and 100% of Lajes Energia S.A., São Judas Tadeu and Fontainha.

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

Our first wind farm, Morro do Camelinho, began operating in 1994 in Gouveia, a town in northern Minas Gerais. It was the first wind farm in Brazil to be connected to the national electricity transmission grid. With a total generation capacity of 1 MW, Morro do Camelinho was built through a technical and scientific cooperation agreement with the government of Germany. Taking into account the experimental nature of the facility, and the fact that the equipment used is now obsolete, Cemig applied to ANEEL for permission to de-activate the plant, which was granted on September 2, 2010. On August 15, 2009, Cemig Generation and Transmission purchased from Energimp S.A. a 49% interest in three wind farms located in the State of Ceará, for R$223 million. The three wind farms, named UEE Praia do Morgado, UEE Praias de Parajuru and UEE Volta do Rio, have a total installed capacity of 99.6 MW.

On September 29, 2014 Cemig took its most significant step in making wind power a major component of its generation sources, with the acquisition by its generation company, Cemig Generation (Cemig GT) of a stake in the controlling stockholding group of Renova (Renova Energia S.A.) – acquiring 36.6% of Renova’s voting stock and 27.4% of its total capital, by subscription of 87,186,035 common shares. At the end of 2015 Renova had more than 2.5 GW of generating capacity placed under contract – the great majority being wind power, as follows:

¡	20 wind farms, with total generation capacity of 462.1 MW, in commercial operation in the Regulated Market (Ambiente de Contratação Regulado, or ACR);

¡	9 wind farms, with 218 MW, completed and ready to come into commercial operation in the Regulated Market, awaiting transmission lines (under construction by other parties);

¡	46 wind farms with aggregate generation capacity of 738 MW under construction with completion scheduled for 2015, 2016 and 2017 – of which 560.1 MW have been placed under supply contracts in the Free Market (Ambiente de Contratação Livre, or ACL);

¡	17 wind farms with aggregate capacity of 355.5 MW at pre-construction design stage, to operate in the Regulated Market, planned for startup of commercial operation in 2018;

¡	50% ownership of a group of 25 wind farms, at design stage for construction by Renova, with total capacity of 708 MW – with supply fully placed in the Free Market – for commercial startup in 2018 (the other 50% interest is owned by Cemig);

¡	1 hybrid plant providing both solar (4.8MW) and wind power, under construction, with supply placed in the Free Market, to start operation in 2015;

¡	4 solar plants, with a total of 114.9MW, in partnership with SunEdson;

¡	8 wind farms with a total of 151.1 MW, placed in the Regulated Market in 2014 – of which 3 startup in 2017 and 5 in 2019;

¡	3 Small Hydro Plants with aggregate capacity of 41.8 MW, with supply placed under the Proinfa Alternative Energy program, in the Regulated Market; and

¡	13 Small Hydro Plants in commercial operation – in the company Brasil PCH, 51% owned by Renova – with 148.41 MW of installed capacity contracted in the Regulated market under the Proinfa program.

This chart shows the majority of our electricity generation companies, including their subsidiaries and affiliated companies:

Expansion of Generation Capacity

We currently are involved in the construction of seven hydroelectric plants – Dores de Guanhães, Senhora do Porto, Fortuna II, Jacaré, Itaocara, Santo Antônio and Belo Monte. These plants will increase our total installed hydroelectric generation capacity by 1,353 MW over the coming six years. The completion of a number of these plants is currently subject to a variety of contingencies, some of which are outside of our control. Below is a brief description of these projects:

Guanhães Energia S.A.: Has four wholly-owned subsidiaries – PCH Dores de Guanhães S.A., PCH Senhora do Porto S.A., PCH Jacaré S.A. and PCH Fortuna II S.A., engaged in construction and commercial operation of 4 small hydroelectric plants (referred to as PCHs, for Pequenas Centrais Hidrelétricas, or SHPs). Three of them – Dores de Guanhães, Senhora do Porto and Jacaré – are in the municipality of Dores de Guanhães; and one, Fortuna II, is in the municipalities of Virginópolis and Guanhães, all in the State of Minas Gerais. They will have an aggregate installed capacity of 44 MW. Construction schedules have been delayed by unforeseeable government environmental requirements, as well as delays in obtaining certain mechanical components. The delays by the construction consortium led to a recision in the construction contract and a restructuring of the implementation of the project, which is currently in progress. Senhora do Porto and Dores de Guanhães are now scheduled to produce their first power in the second half of 2016, and Jacaré and Fortuna II are expected to start generation in the first half of 2017. As of December 31, 2015 Cemig GT had subscribed capital totaling R$67.43 million in the project, in proportion to its 49% interest in this enterprise. The company is jointly-controlled, with Light Energia owning the remaining 51%.

On March 31, 2014 ANEEL transferred ownership of the rights to operate the small hydro plants of Guanhães Energia to the wholly-owned subsidiaries referred to above, in the terms of ANEEL Authorizing Resolutions Nºs 4,583, 4,584, 4,585 and 4,586, of March 18, 2014. In August 2015, the four wholly-owned subsidiaries of Guanhães Energia S.A. were the winning bidders in Auction A-3 of New Energy of Aneel No. 04/15. The successful bids guarantee the execution of contracts for the purchase and sale of energy at higher prices than current prices, during 30 years beginning on January 1, 2018.

Madeira Energia S.A. – MESA: Mesa is a special-purpose company, created to construct and operate the Santo Antônio Hydroelectric Plant on the Madeira River in the municipality of Porto Velho, Rondônia, which will have generating capacity of 3,568 MW. The plant began operating in March 2012. Cemig GT owns 10% of Mesa, and has an indirect ownership of 8.13%. On December 31, 2015 the total value of the fixed assets representing the proportion of Cemig GT’s holdings in this indirectly-held subsidiary was R$4,003,560. At the end of 2015 the Santo Antônio Plant had 35 rotors in operation, representing capacity to generate approximately 2,495 MW. During 2015, the plant brought three more generating units into operation. The plant is expected to be completed in November 2016, and, when operating at full capacity, it will have 50 rotors in operation. The total investment in the plant will amount to more than R$20 billion. The operation currently employs 457 people. The International Hydropower Association (IHA), a nonprofit founded nearly 20 years ago which measures the sustainability of hydroelectric plants undertakings and is supported by Unesco, awarded the Santo Antônio Plant the largest number of maximum scores in the Implementation category of all the projects it has analyzed over its 20-year history. The IHA’s assessment is based on four protocols: Early stage; Preparation; Implementation; and Operation. The assessment awarded to the Santo Antônio Plant in the Construction category was given after analysis of twenty topics in various areas: Assessment, Management, Stakeholder engagement, Stakeholder support, Conformance / compliance, and Outcomes. All these topics required technical documentation, internal/external interviews, and proof of the evidence for sustainability. The assessment underlines and confirms the commitment of the Santo Antônio Hydroelectric Plant to best global practices in sustainability.

Norte Energia S.A. – Nesa: Since October 2011 Cemig GT has owned 74.5% of the special-purpose company Amazônia Energia Participações S.A., in partnership with Light Energia, which owns the remaining 25.5%. Amazônia Energia in turn holds 9.77% of Norte Energia S.A., another special-purpose company, which holds the concession to build, operate and maintain the Belo Monte Hydroelectric Plant. At the end of December 2015 the plant was approximately 82% complete. It is located on the Xingu River, in the Amazon Region, in the North of Brazil. When it is completed – scheduled for In 2019, it will have a full capacity of 11,233 MW, and will be one of the largest hydroelectric plants in the world. By the end of 2015 the Brazilian Development Bank (BNDES), together with the Federal Savings Bank (Caixa Econômica Federal, “CEF”, or “Caixa”) and the investment bank BTG Pactual, the financiers of the enterprise through a loan planned to total R$22.5 billion, had released a total of R$20.5 billion for its construction. Also by the end of 2015, Cemig had injected approximately R$590 million in this enterprise. Belo Monte started operating on April 20, 2016. The Belo Monte Power Plant, currently under construction, finished the year of 2015 with around 82% of its construction project completed. At the end of 2015, two of its power stations, Belo Monte e Pimental had been completed: (i) the first one is the plant principal power station, with eighteen turbines and a generation capacity of approximately 11,000 MW and (iii) the second, an auxiliary power station having a generation capacity of approximately 233 MW. Considering the completed parts of the Belo Monte Power Plant, 8.7% of the installed potential in Brazil is attributable to the plant, being the largest entirely Brazilian hydroelectric power plant and the fourth largest hydroelectric plant in the world, behind of the Chinese Three Gorges Plant (22,000 MW) and Xiluodu Plant (13,860 MW), and the Brazilian and Paraguayan Itaipu Plant (14,000 MW). The project requires a total investment of R$25.8 billion. (April 2010 currency)Considering the various environmental programs and projects that make up the Basic Environmental conditions of the Belo Monte Power Plant project, it was possible in 2015 to consolidate the compliance with the general and specific conditions of the Installation License of the enterprise. At the end of 2015, Ibama officially informed Norte Energia of the decision of the Federal Environmental Clearing Office regarding resources to be attributed in accordance with current legislation for the creation and deployment of conservation units. According to the determination, about 90% of the amount was distributed among the implementation of four existing protected areas under federal administration (ICMBio), and about 10% for the establishment or implementation of seven state conservation units (SEMA- PA). Two contemplated units, that are located in the plant’s area, are noteworthy- one of them is a wildlife refuge located in the Tabuleiro do Embaubal and the other unit will be created in Volta Grande do Xingu, one of the areas that Norte Energia proposed for environmental protection.

The UHE Itaocara Consortium: Since 2008, Cemig GT has held a 49% interest, with Itaocara Energia Ltda., a special-purpose company owned by Light S.A. (holder of 51%), the purpose of which is to build and operate the Itaocara power plant, a 151-MW small hydroelectric plant, to be constructed on the Paraíba do Sul river, between the municipalities of Itaocara and Aperibé, in the State of Rio De Janeiro. However, the reduction in the effective period regarding the original concession, and the impossibility of taking part in auctions in the regulated market, led the consortium to apply for rescission of the concession contract (Concession Contract Nº 012/2001) – a procedure that was made permissible by Law No. 12,893/2013 of July 9, 2013. On April 30, 2015 the Itaocara Power Plant Consortium, consisting of Cemig GT (49%) and Itaocara Energia Ltda. (51%), a consolidated subsidiary of Light S.A., took part in the 21st Bid of Energy From New Generation Projects (“Bid A-5”) for concessions regarding new projects of hydraulic and thermal power generation sources, with supply beginning on January 1, 2020 and a concession period of 30 years. The winning bidder was the Itaocara I Power Plant, with an installed power capacity of 150 MW. Through the success of the Bid A-5, the Itaocara Power Plant Consortium recovered the concession that had been previously rescinded in November 2013. The construction is planned to start in 2016 and it is expected to generate over 1,200 direct jobs and 2,200 indirect jobs in its peak working period. The Consortium UHE Itaocara already has an Installation License (LI), issued by the Brazilian Authority (IBAMA) and it has also the Declaration of Public Utility (DUP), issued by the Aneel.

Transmission

Overview

The transmission business consists of the transfer of electricity from generation power plants to consumers directly connected to the basic transmission grid, free consumers and distribution companies. The transmission system comprises transmission lines and step-down substations with voltages ranging from 230 kV to 500 kV.

All the basic transmission grid users, including generators, distributors, free consumers, and others, execute contracts for the use of the transmission system – CUST with the National System Operator (Operador Nacional do Sistema – ONS), and make payments to the transmission companies for making available the use of their basic transmission grid equipment. See “-The Brazilian Power Industry” and “Item 5. Operating and Financial Review and Prospects.”

The following tables give operating information on our transmission capacity for the dates indicated:

	Circuit length of transmission lines in miles
	As of December 31,
Voltage of Transmission Lines	2015	2014	2013
>525 kV
500 kV	1,355	1,355	1,355
345 kV	1,228	1,228	1,217
230 kV	478	478	475

Total	3,061	3,061	3,047

	Transformation capacity (2) of Transmission substations
	As of December 31,
Substations	2015	2014	2013
Number of transmission substations (3)	37	36	36

MVA	17178	16718	16285

(1)	Transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.
(2)	Shared substations are not included.

The tables below show operational information on the transmission capacity of the joint venture (subsidiaries and affiliates transmission Cemig), proportional to the equity interest held by the Cemig Group in each case, on the dates indicated:

	Transmission Network Extension in miles
	As of December 31
Voltage of Transmission Lines	2015	2014	2013
>525 kV	117	117	117
500 kV	1.289	1.290	1.290
440 kV	136	136	136
345 kV	67	67	67
230 kV	518	514	513
220 kV	62	62	62

Total	2.189	2.210	2.208

Subsidiaries and affiliates transmission Cemig
Company	Number of transmission substations (2015)
TAESA	7 (6 private and shared 1)
ATE III	1 shared
EATE	5 (1 private and shared 4)
Lumitrans	2 shared
EBTE	7 (2 private and shared 5)
ERTE	3 (1 private and shared 2)
STC	4 (2 private and shared2)
ENTE	3 shared
ECTE	2 shared
ETSE	2 own pre-operational
ETEP	2 shared
ESDE	1 own
São Gotardo	1 shared
Brasnorte	4 (2 private and shared 2)
ETAU	4 (2 private and shared 2)
Mariana	2 pre-operational shared
Transleste	2 (1 private and shared 1)
Transirapé	2 (1 private and shared 1)
Transudeste	2 shared
Centroeste	2 shared
Transchile (*)

(*)	The two existing substations are not the property of Transchile.

Transmission assets

LT 345 kV The Montes Claros–Irapé line (Companhia Transleste de Transmissão) – In September 2003, a consortium comprising Alusa (Companhia Técnica de Engenharia Elétrica – Alusa), with a 41% interest, Furnas (with a 24% interest), Orteng (Orteng Equipamentos e Sistemas S.A.)(with a 10% interest) and Cemig (with a 25% interest), won the bid for the concession from ANEEL for the Montes Claros–Irapé Transmission Line. As required by the tender rules, the partners formed a company, Companhia Transleste de Transmissão S.A., responsible for the construction and operation of the line. This 345-kV transmission line, of about 87 miles, connects the substation at Montes Claros, a city in the North of Minas Gerais, with the substation of the Irapé hydroelectric plant. The line began operating in December 2005. The concession expires in February 2034. On October 9, 2013, ANEEL consented to the transfer of the 10% interest held by Orteng Equipamentos e Sistemas S.A. to Amazonense de Transmissão de Energia S.A –EATE.

LT 345 kV The Itutinga–Juiz de Fora Transmission Line (Companhia Transudeste de Transmissão) – In September 2004 a consortium formed by Alusa, Furnas, Orteng and Cemig – respectively owning 41%, 25%, 10% and 24% – won the bid for the concession from ANEEL for the Itutinga–Juiz de Fora transmission line. As required by the tender rules, the partners formed a company, Companhia Transudeste de Transmissão S.A., which is responsible for construction and operation of the line. This 345-kV transmission line, of approximately 90 miles, links the substation of the Itutinga hydroelectric plant to a substation at Juiz de Fora, a city in the Southwest of Minas Gerais. Commercial operation started in February 2007. The concession expires in March 2035. On October 9, 2013 ANEEL consented to the transfer of the 10% interest owned by Orteng to EATE.

LT 230 kV The Irapé–Araçuaí Transmission Line (Companhia Transirapé de Transmissão) – In November 2004 ,a consortium comprising of Alusa, Furnas, Orteng and Cemig, holding respectively 41%, 24,5%, 10% and 24.5%, won the bid for the concession from ANEEL for the Irapé–Araçuaí transmission line. As required by the tender rules, the partners constituted a company, Companhia Transirapé de Transmissão S.A., which has the responsibility for building and operating the line. This 230-kV line, of approximately 39 miles, connects the substation of the Irapé Hydroelectric Plant to a substation in Araçuaí, a city in the Northwest of Minas Gerais. Commercial operation began in May 2007 and the concession expires in 2035. On February 19, 2013, ANEEL Resolution of Authorization 3094/2013 authorized Transirapé to bolster the system with the installation of autotransformers with a power of 3 X 75MVA on the Irapé electrical substation, and another, with the same characteristics, on the Araçuaí 2 electrical substation. On October 9, 2013 ANEEL consented to the transfer of the 10% interest owned by Orteng to Empresa Amazonense de Transmissão de Energia S.A – EATE.

LT2 345 kV The Furnas–Pimenta Transmission Line (Companhia de Transmissão Centroeste de Minas) – In September 2004 a consortium formed by Furnas and Cemig, holding 49% and 51%, respectively, won the bid for the concession of the Furnas–Pimenta transmission line. As required by the tender rules, the partners formed a company, Companhia de Transmissão Centroeste de Minas S.A., which is responsible for the construction and operation of the transmission line. This 345-kV transmission line, of approximately 39 miles, connects the substation of the Furnas hydroelectric plant to a substation at Pimenta, a city in the Center-West region of Minas Gerais. It began commercial operation in March 2010. The concession expires in March 2035.

LT 220 kV The Charrúa–Nueva Temuco Transmission Line in Chile (Transchile) – In April 2005 a consortium of Alusa and Cemig (51% and 49% respectively) won the tender held by the Centro de Despacho Económico de Carga del Sistema Interconectado Central, or CDEC–SIC, of Chile, to build, operate and maintain the 220-kV Charrúa–Nueva Temuco transmission line for a period of 20 years. This was a landmark in Cemig’s history, since it was the Company’s first asset outside Brazil. With Alusa, we incorporated Transchile Charrúa Transmisión S.A., an SPC created in Chile, which was responsible for the construction and now operates the line. The line is around 127 miles, connecting the substations of Charrúa and Nueva Temuco in the central region of Chile. We began the project in June 2005; construction started in April 2007. On July 18, 2007 Transchile Charrúa Transmisión S.A. signed a project finance contract for US$51 million with the Inter-American Development Bank (IADB) to construct the line and substations. Commercial operation began in January 2010.

Empresa de Transmissão Serrana S.A. – This is a special-purpose company created in January 2012 by ECTE, a jointly-controlled company owned by Taesa (with a 19.09% interest), Alupar Investimento S.A. (with a 42.51% interest), Centrais Elétricas de Santa Catarina S.A. (with a 30.89% interest) and MDU Resources Luxembourg II LLC, S.à.r.l. (with a 7.51% interest). It was formed to build and operate two substations: (i) the 525/230 kV Abdon Batista substation, with transformation capacity of 1,568 MVA; and (ii) the 230/138kV Gaspar 2 substation, with 300 MVA capacity, both in the state of Santa Catarina. ECTE won the concession at ANEEL Auction 006 of 2011. The purpose of the substation is to connect the Garibaldi and São Roque power plants to the Brazilian National Grid, and expand the supply of electricity in the Itajaí Valley region. In 2015, the project construction was 100% completed.

Empresa Santos Dumont de Energia S.A. (‘ESDE’) – This is a special-purpose company created in November 2009 by ETEP, a jointly-controlled company owned by Taesa (with a 49.98% interest) and Alupar Investimento S.A. (with a 50.01% interest), to build and operate two facilities in the state of Minas Gerais: (i) the 345/138 kV Santos Dumont 2 substation, with transformation capacity of 375 MVA; and (ii) a -88/+100 Mvar Static Var Compensator (SVC). ESDE won the concession at ANEEL Auction 001/2009. The 345 kV and 138 kV components were completed in February 2013; the SVC was completed in January 2014.

São Gotardo Transmissora de Energia S.A. – Taesa was awarded the concession (Lot E) to build, operate and maintain the 345/138 kV São Gotardo 2 substation (300 MVA), in Minas Gerais, in June 2012, at ANEEL Auction 005/2012, representing an Annual Permitted Revenue (Receita Anual Permitida, or RAP) of R$3.8 million. The operations started on March 19, 2014.

Transmissora Aliança de Energia Elétrica S.A. – Taesa is a private company controlled by Cemig, which holds 45.74% of the voting capital and 43.36% of the total capital of Taesa, and by Coliseu, a private investment fund. Taesa has led Cemig’s growth vector in the transmission segment, dedicated to the construction, operation and maintenance of transmission lines in all regions of the country. In 2013, Taesa incorporated several companies into the group, in which it had 100% holdings and where the incorporation would provide economic gains and simplify the stockholding structure. This took place in January 2013 for the wholly-owned subsidiaries Sul Transmissora de Energia S.A. (STE), ATE Transmissora de Energia S.A. (ATE) and Nordeste Transmissora de Energia S.A. (NTE); and in June 2013 for ATE II. On May 31 the transfer to Taesa of the totality of the stockholding interests held by Cemig in the share capital of the transmission concession holders of the TBE Group was completed. On October 17, 2013 the purchase was completed, by its affiliated company EATE, of the 10% stockholding interests held by Orteng in each of: (i) Companhia Transleste de Transmissão, (ii) Companhia Transirapé de Transmissão; and (iii) Companhia Transudeste de Transmissão. On December 13, 2013, Taesa won the bid for Lot A at ANEEL Auction 013/2013, and as a result constituted Mariana Transmissora de Energia S.A. (MTE) – to operate a 30-year concession to operate the 85-km, 500-kV transmission line in Minas Gerais, which links the Itabirito 2 and Vespasiano 2 substations, which belong to Cemig.

This table shows the percentage holdings in the transmission companies as of the date hereof:

Subsidiary and affiliate transmission companies	% equity interest (Direct and Indirect)
As of December 31, 2015	Cemig	Taesa
TAESA	43.36	—
ATE III	43.36	100.00
EATE	21.67	49.98
Lumitrans	17.34	39.98
EBTE	32.30	74.49
ERTE	21.67	49.99
STC	17.34	39.98
ENTE	21.67	49.99
ECTE	8.28	19.09
ETSE	8.28	19.09
ETEP	21.67	49.98
ESDE	21.67	49.98
São Gotardo	43.36	100.00
Brasnorte	16.77	38.67
ETAU	22.80	52.58
Mariana	43.36	99.99
Transleste	27.17	5.00
Transirapé	26.67	5.00
Transudeste	26.17	5.00
Centroeste	51.00	—
Transchile	49.00	—

This map illustrates the transmission assets of the Cemig Group:

Expansion of transmission capacity

The Itabirito 2–Vespasiano 2 Transmission Line – Taesa was awarded this concession (Lot A) at ANEEL Auction 013/2013 in December 2013 – to build, operate and maintain the 52-mile, 500-kV Itabirito 2–Vespasiano 2 transmission line, in Minas Gerais. Annual Permitted Revenue (RAP) is R$11 million. The project construction is scheduled for completion in 2017.

Distribution and purchase of electric power

Overview

Our distribution operation consists of transfers of electricity from distribution substations to final consumers. Our distribution network comprises a widespread network of overhead and underground lines and substations with voltages lower than 230 kV. We supply electricity to small industrial consumers, at the higher end of the voltage range, and to residential and commercial consumers at the lower end of the range.

In 2015 we invested approximately R$205 million in the construction and acquisition of the property, plant and equipment needed to expand our distribution system.

The following tables provide certain operating information pertaining to our distribution system, on the dates indicated:

	Circuit length of distribution lines in miles – High voltage (from distribution substations to final consumers)
	As of December 31,
Voltage of distribution lines	2015	2014	2013
161 kV	33.86	34.20	34.20
138 kV	7,531.71	7,321.72	7,271.70
69 kV	2,605.43	3,088.90	3,088.90
34.5 kV + Others	594.97	609.40	609.40

Total	10,765.97	11,054.22	11,004.20

	Circuit length of distribution lines in miles – Medium and low voltage (from distribution substations to final consumers)
	As of December 31,
Voltage of distribution network	2015	2014	2013
Overhead urban distribution lines	63,334.64	62,020.26	60,682.25
Underground urban distribution lines	426.90	426.97	426.90
Overhead rural distribution lines	244,904.15	242,998.48	241,122.49

Total	308,665.69	305,445.63	302,231.64

	Step-down transformation capacity (1) of distribution substations
	As of December 31,
	2015	2014	2013
Number of substations	388	374	373
MVA	10,099.18	9,585.50	9,365.60

(1)	Step-down transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.

Expansion of Distribution Capacity

Our distribution expansion plan for the next five years is based on projections of market growth. In the next five years, we anticipate an increase of approximately 1.25 million new urban consumers and approximately 59,500 rural consumers. In order to accommodate this growth, we expect that we will need to add 247,160 medium-voltage poles, 578 miles of transmission lines and 15 step-down substations, adding 1,123 MVA to our distribution network.

Purchase of Electric Power

During the year ended December 31, 2015 we purchased 6,189 GWh of electricity from Itaipu, which represented approximately 23% of the electricity we sold to final users, and 663 GWh (3%) of electricity from Proinfa. We also purchased 1,104 GWh under Nuclear Energy Quota Contracts (Contratos de Cotas de Energia Nuclear, or CCENs), 4%) and 7,730 GWh of electricity under Assured Energy Quota Contracts (Contratos de Cota de Garantia Física, or CCGFs, 29%). In addition to this compulsory purchase, we have two other types of supply arrangements: (i) purchases through public auctions, which accounted for approximately 63% of the electricity purchased for resale during the year ended December 31, 2015; and (ii) long-term agreements existing prior to the New Industry Model Law, which represented approximately 6% of the electricity purchased in 2015.

Itaipu — Itaipu is one of the largest operational hydroelectric plants in the world, with an installed capacity of 14,000 MW. Centrais Elétricas Brasileiras S.A., or Eletrobrás, a holding company controlled by the Federal Government, owns a 50% interest in Itaipu, while the remaining 50% is owned by the government of Paraguay, Brazil, pursuant to its 1973 treaty with Paraguay, has the option to purchase all of the electricity generated by Itaipu that is not consumed by Paraguay, Brazil generally purchases more than 95% of the electricity generated by Itaipu.

We are one of the power distribution companies operating in the south, southeast and west-central regions of Brazil that are jointly required to purchase all of Brazil’s portion of the electricity generated by Itaipu, in accordance with the Law 5,899/1973. The Federal Government allocates Brazil’s portion of Itaipu’s power among these electricity companies in amounts proportionate to their respective historical market share of total electricity sales. ANEEL enacted Resolution 1,386/2012 which set 13.31% as the percentage the total power produced by Itaipu that Cemig Distribution would have to purchase in 2013, at rates that are fixed to defray Itaipu’s operating expenses and payments of principal and interest on Itaipu’s dollar-denominated borrowings and the cost in reais of transmitting such power to the Brazilian grid. These rates are above the national average for bulk supply of power and are calculated in U.S. dollars. Therefore, fluctuations in the U.S. dollar/real exchange rate affect the cost, in real terms, of electricity we are required to purchase from Itaipu. Historically, we have been able to recover the cost of such electricity by charging supply rates to consumers. According to our concession contract, increases in the supply rates may be transferred to the final consumer upon approval by ANEEL.

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

Auction Contracts —We have purchased electricity in public auctions on the CCEE. These contracts are formalized between Cemig and the various vendors in accordance with the terms and conditions in the invitation to bid. The following table gives the amounts of electricity contracted, and average original tariff and prices related to the CCEAR contracts for electricity acquired by Cemig. See “—The Brazilian Power Industry” for more information on CCEEs and CCEARs.

Average Tariff (R$/MWh)	Electricity Contracted (MW —average per year)	Term of the Contract
83.13	105.47	2005 to 2012
106.95	4.47	2006 to 2013
132.27	35.31	2008 to 2015
114.28	3.16	2012 to 2014
126.77	60.41	2008 to 2037
129.26	40.36	2008 to 2022
132.39	31.02	2009 to 2038
115.05	91.77	2009 to 2038
134.99	20.12	2009 to 2023
121.81	88.98	2009 to 2023
138.85	61.23	2010 to 2039
134.67	431.17	2010 to 2039
120.86	24.71	2010 to 2024
137.44	23.24	2010 to 2024
128.42	63.89	2010 to 2024
129.14	56.57	2011 to 2040
128.37	126.34	2011 to 2025
78.87	122.83	2011 to 2025
77.97	457.75	2012 to 2041
102.00	52.76	2012 to 2026
80.10	336.40	2012 to 2041
262.00	27.00	2015 to 2044
270.81	69.03	2014 to 2044
99.48	46.80	2014 to 2033
67.31	136.73	2015 to 2044
129.70	25.09	2015 to 2044
121	15.68	2016 to 2035
133.29	32.13	2018 to 2047
117.51	16.27	2018 to 2037
135.58	19.30	2018 to 2047
96.28	16.41	2018 to 2037
119.03	2.62	2018 to 2042
121.00	15.68	2017 to 2046
129.96	32.13	2017 to 2036
161.89	3.20	2019 to 2048
205.19	311.11	2019 to 2043
136.00	56.06	2019 to 2038
183.66	4.94	2020 to 2049
278.46	23.21	2020 to 2044
205.01	0.535	2018 to 2047
212.75	0.701	2018 to 2037
181.14	3.843	2018 to 2037

‘Bilateral Contracts’ — Cemig Distribution entered into ‘bilateral contracts’ with various suppliers prior to the enactment of the New Industry Model Law in 2004. Such agreements are valid under their original terms but cannot be renewed. During the year ending December 31, 2015 Cemig Distribution purchased 1,644 GWh under these contracts, which represented 6% of the total electricity purchased by Cemig Distribution in 2015.

Other businesses

Natural gas distribution

Gasmig was established in Minas Gerais, Brazil, in 1986 for the purpose of developing and implementing the distribution of natural gas in the State of Minas Gerais. Cemig holds 99.57% of the shares of Gasmig and the remaining shares are owned by the Municipality of Belo Horizonte.

On August 25, 2004 Cemig, Gasmig, Gaspetro and Petrobras signed an Association Agreement, later amended on November 5, 2004, December 14, 2004 and August 15, 2007, for the implementation of a plan to develop the natural gas market in the State of Minas Gerais. The plan provided for (i) the expansion of the existing gas pipeline network, under the responsibility of Petrobras, (ii) the expansion of the natural gas distribution network, under the responsibility of Gasmig, and (iii) the acquisition by Gaspetro of equity in Gasmig.

On October 10, 2014, a share purchase agreement was signed for acquisition by Cemig of Gaspetro’s 40% interest in Gasmig (previously approved by the Boards of Directors of Cemig and Petrobras), for R$570.93 million. This amount was the result of monetary update of R$600 million by the IGP–M inflation index, after discounting of the dividends paid, over the period from the base-date of the agreement to the closing of the transaction. The acquisition was completed after approval by the Brazilian Monopolies Authority (Conselho Administrativo de Defesa Econômica, or CADE) and consent from the concession authority, the State of Minas Gerais.

In July 1995, the State Government granted Gasmig an exclusive 30-year concession (from January 1993) for distribution of piped gas covering the entire State of Minas Gerais and consumers located within it. On December 26, 2014 the Second Amendment to the Concession Contract was signed. This document extended Gasmig’s concession for commercial operation of piped gas services for industrial, commercial, institutional and residential use in the State of Minas Gerais for 30 years. As a result, the expiration of this concession was extended from January 10, 2023 to January 10, 2053.

Gasmig’s marketing efforts focus on its ability to provide a more economically efficient and environmentally friendly alternative to oil products, like diesel and liquefied petroleum gas (LPG), wood, wood products and charcoal. In 2015, Gasmig supplied approximately 3.9 million cubic meters of natural gas per day to 4,215 consumers in thirty five cities: 111 large and medium-sized industrial plants, 218 small industrial plants and commercial consumers, 57 retail distribution stations supplying vehicle natural gas (VNG) to vehicles, two thermoelectric electricity generation plants, three co-generation projects, four distributors of compressed natural gas (CNG), and 3,820 homes. In 2015 Gasmig distributed approximately 4% of all natural gas distributed in Brazil.

Currently, Gasmig serves the following regions of the State of Minas Gerais: (i) Greater Belo Horizonte (the Metropolitan Region), (ii) the Rio Doce region (Vale do Aço), (iii) the South of Minas region (the Sul de Minas region), (iv) the Zona da Mata region (in the southeast of the State), and (v) the Campos das Vertentes region – in all of them supplying the industrial, commercial, automotive, residential, co-generation markets, and thermoelectric power plants.

For distribution to the market other than thermoelectric electricity generation, Gasmig has an Additional Supply Contract (Contrato de Suprimento Adicional, or CSA) with Petrobras, signed on December 15, 2004, in effect until 2030 and with a sliding supply level rising to 5 million m³/day in 2018. In 2015 the Contractual Quantity was 4.02 million m³/day. There was previously another gas supply contract for the non-thermoelectric market, referred to as the ‘Contrato Convencional’ (or “Contract Agreement”), signed on July 6, 1994, which was dissolved in 2013. The remaining balance of quantity of gas paid for under that contract was recovered during the year 2014.

For supply of gas to the thermoelectric plants, Gasmig has contracts for a total of 1.6 million m³/day, in effect until 2022.

The sales tariffs consist of a full pass-through of the cost of the acquisition of the gas, plus the distribution cost (margin) and taxes.

Capital expenditures in 2013 and 2014, totaling R$117.93 million, was focused on expansion and densification of the existing networks, with a focus on serving the residential market. In 2015, capital expenditures totaled R$62 million and maintained a focus on serving the residential market, and 51.4 kilometers were added to our natural gas network.

Many energy-intensive industries, such as cement, steel, ferro-alloys and metallurgical plants, operate at significant volume in Minas Gerais. Gasmig’s principal strategy is expansion of its distribution network to cover the part of demand that has not yet been met. Gasmig dedicates efforts to development of new projects for expansion of its natural gas distribution system, to supply consumers in other areas of Minas Gerais, especially those that are densely industrialized. The first phase of service to the Vale do Aço region was completed in 2006. Also in 2006, Gasmig began to provide service to the Sul de Minas region through a local network supplied with liquefied natural gas (LNG). In 2009, after Petrobras completed the gas pipelines that transport gas from Paulínia, State of São Paulo, to Jacutinga, State of Minas Gerais, the local networks were connected to the national gas transport network. In 2010 the second phase of providing service to the Vale do Aço region was completed.

In 2013, Gasmig began distributing natural gas to residential and small commercial consumers in the municipalities of Nova Lima, Belo Horizonte and Poços de Caldas.

Through a structuring project in 2013, Gasmig began to serve the municipalities of Governador Valadares and Itabira, from a facility to supply compressed natural gas (CNG) in the municipality of Ipatinga. In 2014 Gasmig began to service the municipality of Pouso Alegre through another structured project supplied with liquefied natural gas (LNG).

Natural gas exploration

Cemig, in partnership with other companies, won in the 10th Brazilian Round, promoted by the National Agency of Oil, Natural Gas and Biofuels (Agência Nacional do Petróleo, Gás Natural e Biocombustíveis) – ANP, in December 2008, the concession rights for natural gas exploration in four blocks in the São Francisco Basin, one block in the Recôncavo Basin, and one block in the Potiguar Basin, located in the states of Minas Gerais, Bahia and Rio Grande do Norte, respectively.

Block POT-T-603 in the Potiguar Basin was given back to ANP after the conclusion of all planned activities, which demonstrated the absence of hydrocarbon that could be commercially produced.

Cemig has a stake in the following consortia:

¡	Blocks SF-T-104 and SF-T-114 (São Francisco Basin): Cemig (24.5%), Codemig (24.5%) and Imetame (51%);

¡	Blocks SF-T-120 and SF-T-127 (São Francisco Basin): Cemig (24.5%), Codemig (24.5%), Cemes (51%), being the last company formed by Imetame, Sipet and Orteng; and

¡	Block REC-T-163 (Recôncavo Basin): Cemig (24.5%), Codemig (24.5%) and Imetame (51%).

The activities committed to in the concession agreement are in progress, and include geological studies to assess the real potential to produce natural gas in the region. Those studies encompass seismic acquisition, surface geochemical survey, drilling of exploratory wells and rock petrophysical evaluation, among others, CEMIG’s projected investment is not expected to exceed R$30 million in the exploratory phase.

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

It is domiciled in Brazil, with its address at Rua dos Inconfidentes 1051—Térreo, Funcionários, Belo Horizonte, Minas Gerais. It has authorization from the Brazilian telecoms regulator, the National Telecommunications Agency (Agência Nacional de Telecomunicações, or Anatel), granted by Anatel Act No. 41.002 of December 3, 2003, for commercial operation of multimedia communications services, for an undefined period.

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

CemigTelecom’s core business is provision of telecommunications services in the operator segment, and provision of specialized services to the corporate market, providing network and Internet access connectivity solutions. It provides the largest optical network for telecommunications transport services in Minas Gerais, with a presence in more than 70 cities of the State, which contribute to approximately 90% of the State’s GDP. Also, in its expansion project, it makes optical network services available in the metropolitan regions of Salvador, Recife, Goiânia and Fortaleza, and has presence in the cities of São Paulo e Rio de Janeiro.

CemigTelecom has a 19.6% interest in the joint venture Ativas Data Center S.A. (“Ativas”). Management and principal decisions are shared with an investor partner, governed by a stockholders’ agreement.

The corporate purpose of Ativas is the provision of ITC – Information and Communication Technology – infrastructure services. These comprise physical hosting of IT environments, database and site backup, storage, professional information security and availability services, ITC consultancy, connectivity and sale of access and Internet bandwidth. The construction of the data center, classified in category “Tier III” (by the Uptime Institute), to serve large and medium-sized corporations, was concluded in January 2011.

Consulting, and Other services

Created as a wholly-owned subsidiary of CEMIG in 2002, Efficentia S.A., a Brazilian sociedade por ações, created and implemented its own business model, launching an implementation of projects based on performance contracts, with reflects an innovative approach to the implementation of projects in the Brazilian market. The principal source of revenue for Efficientia has been the implementation of energy efficiency projects through performance contracts. Sixty such projects have already been implemented.

In 2015, Efficientia entered into contracts with customers in the industrial and services sectors for the implementation of projects for the modernization of lighting and photovoltaic power generation systems, as listed below:

•	Esdeva Printing Industry: Modernization of an industrial lighting system using LED technology (expected savings of 485 MWh / year); Investment: R$780,000;

•	Prosegur Brazil: Modernization of the lighting system of its headquarters using LED technology (expected savings of 275 MWh / year); Investment: R$359,000; and

•	Minas Tennis Club: lighting system modernization of its headquarters using LED technology (expected savings of 745 MWh / year); Investment: R$1.9 million.

Energy efficiency projects implemented by the Efficientia, promote effective energy savings, provide for the reduction of power usage during peak hours, as well as providing management of electricity demand.

In addition, the photovoltaic power generation projects developed by Efficientia are configured as investments in distributed energy generation. In 2015, contracts were entered into by Efficientia for the supply of photovoltaic generation systems with respect to the following projects:

•	Algar Technology and Consulting: Development and implementation of a Solar Photovoltaic Plant (expected generation of 466 MWh / year); Investment: R$ 2.2 million. This project was completed in 2015;

•	Village Condo Village I and II: Development and implementation of a Solar Photovoltaic Plant (scheduled to generate 1,018 MWh / year); Investment: R$ 6.1 million. Expected completion in 2016 (Village I) and 2017 (Village II); and

•	Algar Telecom: Development and implementation of a Solar Photovoltaic Plant (expected generation of 734 MWh / year); Investment: R$ 3.9 million. Expected completion in 2016.

Sale and trading of electricity

We provide services related to the sale and trading of electricity in the Brazilian electricity sector, such as evaluation of scenarios, representation of consumers in the CCEE (Câmara de Comercialização de Energia Elétrica), structuring and intermediating of electricity purchase and sale transactions, and consultancy and advisory services, besides services related to the purchase and sale of electricity in the Free Market through our wholly-owned subsidiary companies Cemig Trading S.A., ESCEE (Empresa de Serviços de Comercialização de Energia Elétrica S.A.) and CCEI (Cemig Comercialização de Energia Incentivada S.A.).

Energy losses

The total recorded by Cemig as electricity losses has two components: (i) an allocated portion of the losses arising in the National Grid; and (ii) the total of technical and non-technical losses in the local distribution network of Cemig Distribution (Cemig D).

As shown in the table of Cemig’s Electric Energy Balance, the total energy losses recorded by Cemig in the year of 2015 were 6,461 GWh, an increase of 2.9% in comparison to 2014. The Electricity Trading Chamber (CCEE) apportioned losses in the national grid totaling 528 GWh to Cemig Distribution. The other energy losses, totaling 5,933 GWh, include technical and non-technical losses in the local distribution system.

Technical losses were approximately 76.0% of the total losses related to Cemig Distribution for the year ended December 31, 2015. Losses in distribution are inevitable as a result of transport of electricity and its transformation between different levels of voltage. We seek to minimize technical losses by rigorous and regular assessments of the operational conditions of the distribution facilities, and investment to expand distribution capacity, for the purpose of maintaining quality and reliability levels, thus reducing technical losses; we also operate the system in accordance with certain specific voltage levels, to reduce the level of losses. Technical losses are not strictly comparable: longer distribution distances (for example, in country areas), naturally have higher technical loss levels.

Non-technical losses were approximately 24.0% of Cemig D’s total electricity losses in 2015. They are caused by consumer fraud, illegal connections to the distribution network, errors in metering, and defects in meters. To minimize non-technical losses, preventive actions are taken regularly: consumers’ meters and connections are inspected; meter readers are trained; metering systems are modernized; procedures for installation and inspection of meters are standardized; meters with quality control guarantees are installed; and the database of consumers is updated.

The non-technical losses of different distribution companies can be partially comparable, taking into account the social complexities in the concession area and the effectiveness of efforts to combat losses.

At the end of 2015, the indicators that measure the quality of supply by Cemig D – (i) SAIDI (System Average Interruption Duration Index), expressed as a figure per consumer, in hours per year; and (ii) SAIFI (System Average Interruption Frequency Index), also expressed as a consumer-experienced average, were 11.54 and 5.88, respectively. In 2014, the figures with respect to Cemig D for SAIDI and SAIFI were 10.77 and 5.58, respectively. At the end of 2015, the SAIDI and SAIFI for Light were 12.25 and 6.56, respectively, compared to 12.35 and 6.60 in 2014.

In the 12 months ending in December 2015, Light’s total losses totaled 8,766 GWh, or 23.2% of the total load, a reduction of 0.5 percentage points compared to the December 2014 index.

Consumers and billing

Consumer base

The Cemig Group sells electricity through the companies Cemig Distribuição (Cemig Distribution, referred to as “Cemig D”), Cemig Geração e Transmissão (Cemig Generation and Transmission, or “Cemig GT”), and other wholly-owned subsidiaries – Horizontes Energia, Termelétrica Ipatinga (until January 2015), Sá Carvalho, Termelétrica de Barreiro, Cemig PCH, Rosal Energia and Cemig Capim Branco Energia (until March 2015).

This market comprises sales of electricity to:

(i)	captive consumers in Cemig’s concession area in the State of Minas Gerais;

(ii)	Free Consumers both in the State of Minas Gerais and other States of Brazil, through the Free Market (Ambiente de Contratação Livre, or ACL);

(iii)	other participants of the electricity sector – traders, generators and independent power producers, also in the ACL; and

(iv)	distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR).

In 2015, The Cemig Group traded a total of 56,904 GWh, or 10.3% less than in 2014.

The volume of electricity sold to final consumers, in 2015, totaled 46,073 GWh, or 6.6% less than in 2014.

Electricity consumption in general, in 2015, was affected by the adverse Brazilian political and economic scenario and, in the captive market, by the successive increases in electricity tariffs, associated with application of the ‘tariff flag’ system – resulting in a significant increase in most consumers’ electricity bills.

Sales to distributors, traders, generators and independent power producers totaled 10,831 GWh in 2015 – or 23.4% less than 2014 (in volume).

In December 2015 the Cemig Group billed 8,079,771 clients. The figure is 0.9% higher than in December 2014. Of this total, 8,079,719 are final consumers, or represent the Group’s own consumption, and 52 are other agents of the Brazilian electricity sector.

Sales to Final Consumers

Residential

Residential consumption, which accounts for 17.3% of the energy sold by Cemig in 2015, totaled 9,830 GWh, or 1.8% less than in 2014.

A lower consumption by households can be attributed to a hike in electricity rates paid by consumers, including application of the ‘tariff flag’ rates in 2015. Also, there was a decrease in the real earnings of the population over the course of the 2015.

The average monthly consumption per consumer in 2015 was 126.5 kWh/month, or 3.6% less than in 2014 (131.2 kWh/month) – this was the first year-to-year reduction in this figure since 2008.

Industrial

Electricity billed to industrial customers with whom we have exclusive supply contracts (captive clients) and industrial customers with whom we do not have exclusive supply contracts (free industrial clients) in the State of Minas Gerais and other States, in 2015, represented 40.4% of the total volume of electricity sold by the Cemig Group during the year, and totaled 22,969 GWh, or 11.7% less than in 2014.

We attribute the reduction in consumption by this client category to the following factors:

a.	Termination of clients’ contracts at the end of 2014, which were not renewed with Cemig GT.

b.	Lower consumption by industrial clients due to the continuing contraction of economic activity both in the State of Minas Gerais and throughout Brazil:

•	Lower physical production, affected by inventory levels and lower demand from markets;

•	Increasing levels of idle capacity in manufacturing and diminishing use of labor (shorter shifts or working days, several cases of forced vacations, application of the employment protection plan, and dismissals of employees);

•	Lack of confidence among entrepreneurs, and low levels of private and public investment;

•	Uncertainties in the political and economic scenarios both in Brazil and internationally;

•	Higher cost of capital for companies – reflecting both high interest rates and more selective lending; and

•	Lower external demand, with lower Brazilian exports, and loss of a portion of Brazilian export market share to other foreign suppliers.

Commercial and Services

Electricity sold to captive and free consumers in this category, in Minas Gerais and other States of Brazil, totaled 6,433 GWh., which represented 11.3% of the total volume sold by the Cemig Group in 2015 – 0.6% higher than in 2014.

The increase with respect to this category is attributed with:

(i)	a reduction of 0.1% in the volume of electricity sold to the captive consumers of Cemig D; and

(ii)	a year-on-year growth of 11.6% in the volume of electricity billed by Cemig GT and wholly-owned subsidiaries to free clients in Minas Gerais and other Brazilian states.

The lower consumption by captive clients reflects a lower number of consumers invoiced, as some commercial establishments and services ceased to trade, in our view due either to the reduction of economic activity or to consumers taking measures to reduce electricity consumption due to its increased cost during the year.

The increase of consumption by our free consumer clients is associated with 25 contracts for incentive-bearing supply entered into between Cemig and Free Consumers, mainly in States other than Minas Gerais.

Rural consumers

Consumption by Rural Consumers totaled 3,380 GWh, in 2015, which represents 5.9% of the total volume of electricity sold by Cemig in that year, or 0.3% lower in terms of volume than in 2014. Consumption by irrigation users was down 1.9% year to year, and use in agriculture and the raising of livestock was up 0.6%.

The lower consumption was due to a lesser use of irrigation systems and higher prices of electricity in 2015, which affected production costs.

Other consumer categories

The total of electricity sold to the other consumer categories – Public Authorities, Public Lighting, Public Services, and the Company’s own consumption totaled 3,460 GWh, or 1.1% less than in 2014.

Sales in the Free Market

Total sales by the Cemig Group in the Free Market, in 2015, totaled 6,579 GWh, or 25.2% lower than in 2014 as a result of the termination of some contracts.

Sales in the Regulated Market

Sales in the Regulated Market, during 2015, were 20.5% lower than in 2014 as a result of the termination of contracts related to Regulated Market auctions held by Aneel in 2011, which had been entered into between Cemig GT and distributors for supply of electricity from 2012 to 2014.

In 2015, Cemig GT participated in the 18th Adjustment Auction, with sales of supply for delivery in the first half of 2015, partially offsetting the reduction in other sales to the Regulated Market.

Sales of electricity generated by Cemig GT in 2015 were affected by the termination of generation plant concessions. This supply was redirected to the Physical Guarantee Quota mode and to settlement in the spot market.

The tables below show the Cemig Group’s market in more detail, itemizing transactions in 2015 compared with 2014:

Type of sale	2015				2014				Variation(%)
	Clients		Energy		Clients		Energy		Clients %	Energy %
	Amount (units)	Participation (%)	Amount (MWh)	Participation (%)	Amount (units)	Participation (%)	Amount (MWh)	Participation (%)
Traded Energy	8,079,771	100.0	56,903,594	100.0	8,008,205	100.0	63,470,475	100.0	0.9	(10.3)
Sales to final consumers	8,078,963	100.0	46,034,739	8.9	8,007,405	100.0	49,286,776	77.7	0.9	(6.6)
Residential	6,532,169	80.8	9,829,992	17.3	6,455,960	80.5	10,013,757	15.8	1.3	(1.8)
Industrial	75,475	0.9	22,968,931	40.4	77,132	1.0	26,025,584	41.0	(2.1)	(11.7)
Captive	75,085	0.9	3,757,203	6.6	76,728	1.0	4,076,645	6.4	(2.1)	(7.8)
Free	390	0.0	19,211,728	33.8	404	0.0	21,948,939	34.6	-3,5	(12.5)
Comercial	714,433	8.8	6,433,728	11.3	719,955	9.0	6,395,473	10.1	(0.8)	0.6
Captive	714,433	8.8	6,026,533	10.6	719,874	9.0	6,030,715	9.5	(0.8)	(0.1)
Free	106	0.0	407,194	0.7	81	0.0	364,758	0.6	30.9	11.6
Rural	678,742	8.4	3,379,734	5.9	687,778	8.6	3,390,096	5.3	(1.3)	(0.3)
Others	78,038	1.0	3,422,354	6.0	76,58	1.0	3,461,865	5.5	1.9	(1.1)
Own Consumption	756	0.0	37,661	0.1	748	0.0	37,59	0.1	1.1	0.2
Wholesale sales	52	0.0	10,831,194	19.0	52	0.0	14,146,109	22.3	0.0	(23.4)
Sales on the CCEE	46	0.0	4,252,099	7.5	35	0.0	5,346,833	8.4	31.4	(20.5)
Free and Bilateral Contracts	6	0.0	6,579,095	11.6	17	0.0	8,799,275	13.9	(64.7)	(25.2)

This table shows the Cemig Group’s sales to the Industrial user category as a whole in 2015, by sector of activity:

Sector of activity	Volume invoice, GWh	%
Metallurgy	6,163	26.8
Mining	4,608	20.1
Non metallic minerals	2,502	10.9
Foods	1,869	8.1
Chemicals	1,646	7.2
Automotive	1,228	5.3
Machinery and equipment	1,053	4.6
Plastic Products	767	3.3
Textile	673	2.9
Other sectors	2,461	10.7

Total, industrial consumers	22,969	100

The ten largest industrial clients served by the Cemig Group, located in Minas Gerais and other states of Brazil, in order of revenue, are:

Client	Activity
Samarco	Mining
Usiminas	Metallurgy
ArcellorMittal	Metallurgy
V&M	Metallurgy
Saint Gobain	Chemicals, non metallic mining
FIAT	Automotive
CBCC	Metallurgy
Anglo Ferrous	Mining
Kinross	Mining
International Paper do Brasil LTDA	Cellulose, Paper and Cardboard

Billing

Our monthly billing and payment procedures for the distribution of electricity vary by voltage of supply. Our large-scale customers, which have direct connections to our transmission network, are generally billed within five days after the reading of their meters and receipt of their invoices by e-mail. Payment is required within five days of delivery of the bill.

Other customers who receive medium voltage electricity (approximately 13,780 consumers receive electricity at 2.3 kV or above) are billed within two business days of the reading of their meters, with payment to be made at least five business days from delivery of the invoice. This group of consumers receive their invoices both printed and by email.

In 2013 we completed the implementation of the meter reading automation for consumers who receive medium voltage electricity.

Our low-voltage customers are billed within five business days of the reading of their meters, with payment to be made at least five business days from the delivery of their invoice, or 10 business days after delivery of their bill in the case of public sector institutions. Bills are prepared from meter readings or based on estimated consumption.

We are in the process of implementing the modality of immediate billing for low voltage consumers, with simultaneous reading and printing of invoices. We utilized this billing system on approximately 5,022,074 customers in 2015 and we expect this number to be increased to 7,000,000 customers by the end of 2016.

In June 2013, we implemented the option for low-voltage residential clients to receive invoices by email. As of December 31, 2015, approximately 65,000 low-voltage residential customers were registered to receive their invoices by e-mail.

Seasonality

Cemig’s sales of electricity are affected by seasonality. Historically, consumption by industrial and commercial consumers increases in the fourth quarter due to their increase in activity. The seasonality of rural consumption is usually associated with rainfall periods. During the dry season between the months of May and November more electricity is used to irrigate crops. The table below shows quarterly figures for electricity billed by the Cemig Group to final users, captive consumers and Free Consumers from 2013 to 2015, in MWh:

Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2015	11,698	11,343	11,323	11,707
2014	11,963	12,242	12,435	12,683
2013	10,805	11,125	11,545	11,918

Competition

Contracts with Free Consumers

On December 31, 2015 Cemig GT had a portfolio of contracts with 482 industrial and commercial Free Consumers, a decrease of 2.1% from December 2014. Of this total, 225 clients were located outside of the state of Minas Gerais, amounting to 34.5% of the total volume of electricity sold by Cemig in 2015.
The strategy adopted by Cemig in the Free Market is to negotiate and enter into long-duration contracts, thus establishing and maintaining a long-term relationship with clients. We seek to differentiate ourselves in the free market from our market competitors by the type of relationship we have with our customers and the quality of our services, which have added value for Cemig Generation and Transmission. This strategy, together with a sales strategy that seeks to minimize exposure to short-term prices and contracts with a minimum demand on a take-or-pay basis, translates into lower risk and greater predictability of the Company’s results.

Concessions

We conduct the majority of our activities in generation, transmission and distribution of electricity through concession contracts executed with the Brazilian Federal Government. The Brazilian Constitution requires that all concessions for public services must be the subject of competitive tenders. In 1995, in an effort to implement these provisions of the Constitution, the Federal Government instituted certain laws and regulations, referred to collectively as the Concessions Law, which govern the procedures for competitive tenders in the electricity sector.

On September 22, 2004, while the rules established by Law No. 9,074 on July 7, 1995 were still in effect, we requested from Aneel an extension for 20 years of the concessions of the Emborcação and Nova Ponte Hydroelectric Plants. On January 14, 2007, the Federal Government approved the extension of these concessions for a period of 20 years from July 24, 2005 until July 24, 2025. The related concession contract was amended on October 22, 2008, to reflect the extension granted to Cemig GT.

On September 11, 2012, the Federal Government issued Provisional Measure 579 of 2012 (‘PM 579’), which became Law No. 12,783 of January 11, 2013 (“Law No. 12,783”), governing the extension of concessions granted before Law No. 9,074 of July 7, 1995 (“Law No. 9,074/1995”). Under PM 579, concessions granted before Law No. 9,074/1995 could be extended for a single time, for a period of up to 30 years.

On December 4, 2012, the Company signed the second amendment to transmission contract 006/1997, which extended the concessions under such contract for 30 years, in accordance with PM 579, beggining in January 1, 2013. This resulted in an adjustment to the Permitted Annual Revenue (‘RAP’) from these concessions, which will reduce the revenue which we will receive arising from those concessions. The Brazilian government has compensated us for the reduction of the RAP in part but the assets in operation before the year of 2000 have not yet been compensated. In accordance with Law No. 12,783, we are required to be compensated for the reduction of the RAP of the assets in operation before 2000, over a period of 30 years, the amounts being adjusted by the IPCA inflation index.

Also on December 4, 2012, the Company elected not to accept the extension of the generation concessions that expired in the years 2013 to 2017, namely Três Marias, Salto Grande, Itutinga, Volta Grande, Camargos, Peti, Piau, Gafanhoto, Tronqueiras, Joasal, Martins, Cajuru, Paciência, Marmelos, Dona Rita, Sumidouro, Poquim and Anil. In relation to the power plants which had their first extension of the related concessions after the issuance of PM 579, namely Jaguara, São Simão and Miranda, the Company believes that Generation Concession Contract 007/1997 enabled the Company to extend these concessions for a further 20 years, until 2033, 2035 and 2036, respectively, without restrictions.

Based on this understanding Cemig GT applied for a writ of mandamus against an act of the Mining and Energy Minister with the objective of ensuring its right to extend the concession of the Jaguara hydroelectric plant, pursuant to the terms of Clause 4 of Concession Contract 007/1997. The Company was granted an interim injunction on September 3, 2013, which is still in effect, to continue commercial operation of the Jaguara plant until a judgment was issued by the courts on the writ of mandamus. Judgment was issued on this action, denying Cemig GT’s writ of mandamus application. Before the result of that judgment was published, Cemig GT petitioned to the Federal Supreme Court (Supremo Tribunal Federal, or STF) seeking provisional remedy and asking for an interim injunction permitting it to continue operating and managing the plant. The interim injunction was granted on December 21, 2015, but the STF has not issued a final rulling on the provisional remedy yet.

In addition to the litigation relating to the Jaguara plant, Cemig GT has also applied for a writ of mandamus with respect to the São Simão plant against an act of the Mining and Energy Minister, in order to ensure its right to extend the concession of this plant.

The interim injunction originally obtained by the Company on December 19, 2014, to remain in control of commercial operation of the São Simão plant until the judgment on the writ of mandamus, was reviewed, and overturned, by the Reporting Judge on June 30, 2015. While this proceeding is ongoing, Cemig GT is still in control of the plant, and since September 2015 the power generated by the São Simão plant has been allocated to the Regulated Market and has been paid for under the ‘quota’ regime, whereby Cemig GT is entitled to receive an amount equal to the costs of operating and maintaining the plant and it subject to adjustments related to the performance of the generation of electricity, instead of being able to sell the energy in the Free Market. On September 23, 2016 Cemig GT appealed the reversal of the interim injunction to the Superior Court (Superior Tribunal de Justiça, or STJ), but there has been no judgement on the appeal yet, nor on the merits of the writ of mandamus.

For other hydroelectric plants, the concessions of which would expire for the second time by the year 2017, which include Três Marias, Salto Grande, Itutinga, Camargos, Piau, Gafanhoto, Peti, Tronqueiras, Joasal, Martins, Cajuru, Paciência, Marmelos, Dona Rita and Volta Grande,the company elected, in December 2012, not to accept the extension of their contracts under the terms of PM 579, and to continue to operate these facilities commercially until the termination of their respective concessions. As a result, with respect to the foregoing plants, with the exception of the Volta Grande plant, termination of the applicable concession occurred in July 2015.

During 2013 and 2014 Brazil experienced hydroelecrical shortages. A new regulatory framework was established by Provisional Measure 688/2015 (‘PM 688’), which became Law No. 13,203/2015. Among other matters, PM 688 and Law No. 13,203/2015 significantly altered Law No. 12,783/2013. Following publication of the tender documents for Generation Auction 12/2015 on October 7, 2015, which included the new regulatory provisions for renewal of concessions of existing plants stipulated by Law No. 13,203/2015, Cemig’s Board of Directors authorized our participation in Generation Auction 12/2015, and Cemig GT was successful at this auction, held at the BM&F Bovespa on November 25, 2015. Cemig won concessions for Lot D – which comprises the concessions for 18 hydroelectric plants: Três Marias, Salto Grande, Itutinga, Camargos, Cajuru, Gafanhoto, Martins, Marmelos, Joasal, Paciência, Piau, Coronel Domiciano, Tronqueiras, Peti, Dona Rita, Sinceridade, Neblina and Ervália. The total installed capacity of these plants is 699.5 MW, and their guaranteed basic offtake is 420.2 MW average.

These concession contracts have a period of 30 years beginning in January 2016 and expiring in January 2046 and, during the first half of 2016, were assigned by Cemig GT to 7 wholly-owned subsidiaries created for commercial operation of these concessions.

Distribution contracts: In relation to the extension of the distribution concession contracts, Cemig D, in accordance with Decree No. 7,805/2012 and Decree No. 8,461/2015, indicated acceptance of the extension of its concession contracts, and signed the Fifth Amendment to its Concession Contract in December 2015. This amendment guarantees extension of the foregoing concessions for a further 30 years from January 1, 2016 until January 2, 2046, but also requires the Company’s compliance with more stringent rules regarding service quality and with respect to the Company’s economic and financial sustainability, that must be met during the full 30 years of the concession.

Such compliance will be annually assessed by ANEEL, and if there is non-compliance the concession holder may be obliged to arrange for capital contributions by its controlling stockholders. Non-compliance for two consecutive years, or for a total of five non-consecutive years, will result in legal termination (caducidade) of the concession.

Raw materials

Fluvial water is the main raw material used by Cemig for hydroelectric generation of electricity. As of December 31, 2015, 79 of the group’s 108 plants use this source and provide 96% of our generation.

The cost of the water may be considered as nil, since water is a natural resource that comes from rivers and rain.

In a smaller proportion, the company also produces energy from wind (also with a nil cost) and in thermoelectric plants, burning fuel oil (the cost varies with the price of oil on the international market).

Environmental Matters

Overview

Our generation, transmission and distribution of electricity and our distribution of natural gas are subject to federal and state legislation relating to preservation of the environment. The Brazilian Constitution gives the federal government, states and municipalities powers to enact laws designed to protect the environment and issue enabling regulations under these laws. While the federal government has the power to promulgate general environmental regulations, state governments have the power to enact specific and even more stringent environmental regulation and municipalities also have the power to enact laws in their local interest. A violator of Law No. 9,605/1998 – the Law on Environmental Crime (Lei de Crimes Ambientais) – may be subject to administrative and criminal sanctions, and will have an obligation to repair and/or provide compensation for environmental damages, Federal Decree No. 6,514/2008 specifies the penalties applicable to each type of environmental infraction, setting fines that vary between a minimum of R$50.00 and a maximum of R$50 million, as well as suspension of activities. Criminal sanctions applicable to legal entities may include fines and restriction of rights, whereas, for individuals, they may include imprisonment, which can be imposed against executive officers and employees of companies that commit environmental crimes.

We believe that we are in compliance with the relevant laws and regulations in all material aspects.

In accordance with our environmental policy, we have established various programs to prevent and minimize damage, aiming to limit our risks related to environmental issues.

Management of vegetation in the electricity system

The Environmental Management unit of Cemig Distribution, among other activities, develops methods and procedures for dealing with urban trees in relation to distribution networks. Vegetation management is necessary due to the obligation to ensure the operational security of the system, and from the high number of interruptions in supply of electricity caused by trees. In 2015, trees were the cause of 39,328 electricity supply outages, in both urban and rural areas, and were the fifth largest cause of unscheduled outages in the Company’s distribution system.

Investments have been directed towards technical improvements in tree pruning, so that the process can take place in such a way as to reduce risks to the employee, the system and the population. The interventions are carried out by directional pruning, a technique considered to be more appropriate for coexistence between large trees and electricity distribution networks.

Through working partnerships between its own staff and external agents, Cemig has been developing digital applications to improve management of the process of handling vegetation and to reduce supply outages in urban areas. Cemig also has an initiative to improve the handling of vegetation in power line pathways (its Integrated Vegetation Handling methodology) to reduce costs, improve the performance of the system and help improve environmental quality.

Environmental Licensing

The purpose of environmental licensing is to ensure the quality of life of the population and continuous monitoring of human activities that generate impacts on the environment.

Brazilian law requires that licenses be obtained for construction, installation, expansion and operation of any facility that utilizes environmental resources, causes environmental degradation, or pollutes or has the potential to cause environmental degradation or pollution or to harm archaeological heritage.

Failure to obtain and comply with an environmental license to construct, implement, operate, expand or enlarge an enterprise that causes significant environmental impact, such as the energy plants operated and in implementation by Cemig, is subject to administrative sanctions, such as the suspension of activities and the payment of a fine, varying according to the competent authority, as well as the before mentioned criminal sanctions, which include the payment of a fine, imprisonment for individuals and restriction of rights for legal entities.

The State of Minas Gerais Environmental Policy Council (Conselho de Política Ambiental) (“Copam”) Regulatory Ordinances No. 17, of December 17, 1996, and 23, of October 21, 1997, provide that operation licenses shall be renewed from time to time.

The validity of the operational environmental licenses is controlled by a specific system and is verified annually.

Corrective Environmental Operation Licensing

Resolution No, 1, of January 23, 1986, issued by the National Environmental Council (Conselho Nacional do Meio Ambiente, or Conama), requires that environmental impact assessment studies be undertaken, and a corresponding environmental impact assessment report to be prepared, for all major electricity generation facilities built in Brazil after February 17, 1986. Facilities built prior to that year do not require these studies, but must obtain corrective environmental operation licenses, which can be acquired by filing a form containing specific information regarding the facility in question. Obtaining the corrective licenses for the projects which began operations before February 1986, under Resolution No. 6, of September 16, 1987, requires the presentation to the competent environmental body of an environmental report containing the characteristics of the project, the environmental impacts of the construction and operation, and also the mitigating and compensatory measures adopted or that are in the process of being adopted by the organization carrying out the project.

Federal Law No. 9,605, of February 12, 1998, stipulates penalties for facilities that operate without environmental licenses. In 1998, the federal government issued Provisional Measure 1,710 (currently Provisional Measure 2,163-41/2001), which allows project operators to enter into agreements with the relevant environmental regulators in order to comply with Federal Law No. 9,605/98. Accordingly, we have been negotiating with the Brazilian Environmental and Renewable Natural Resources Institute (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis, or Ibama) and the Regional Environmental Management Units (‘Suprams’) of the State of Minas Gerais to obtain the corrective environmental operation licensing for all our plants and transmission lines that began operating prior to February 1986. We have agreed with the Supram to bring our generation facilities located in Minas Gerais into compliance on a gradual basis. We do not currently anticipate any costs and commitments in connection with any recommendations that may be made by Ibama and by the Suprams.

For those facilities of Cemig Generation and Transmission that started operations before the Brazilian environmental legislation was enacted, although we have not yet obtained corrective licensing, we have prepared the required environmental assessments, filed applications before the appropriate environmental bodies, and submitted them for analysis.

At present there are 22 separate proceedings which have been formalized for obtaining Corrective Operational Licenses. Of these, 21 are with the Supram and 1 is with Ibama, All the related studies have been prepared and presented to the relevant regulatory bodies. With the enactment of the new Minas Gerais State Forest Law, consideration of the Corrective Operational Licenses that are under consideration by the Suprams will be resumed with a request for preparation of an Environmental Plan for Conservation and Use of the Surroundings of an Artificial Lake (Plano Ambiental de Conservação e Uso do Entorno do Reservatório Artificial, or ‘Pacuera’) for each reservoir. The Pacueras are being prepared, for subsequent formal submission. There are also a total of 10 proceedings to obtain renewal of Operational Licenses that have been formalized with various Supram. No demand of this type has been formalized with Ibama.

In 2015, 33 licenses and authorizations for regularization of projects of Cemig Distribution (Cemig D) were obtained, as follows: 07 Environmental Authorizations for Functioning (Autorizações Ambientais de Funcionamento, or AAFs); 14 Certificates Not Subject to Licensing (Certidões Não Passiveis de Licenciamento); 12 Authorizing Documents for Environmental Interventions (Documentos Autorizativos para Intervenção Ambiental, or DAIAs), of which 02 were related to the support parties accessing power facilities. All the above projects have been regularized in the Suprams spread out over the state of Minas Gerais.

With respect to the Corrective Operating Licenses (Licenças de Operações Corretivas, or LOCs) Cemig Distribution (Cemig D) has reached agreement with Suprams for regularization of the transmission lines which had been built before Normative Resolution 74/2004 was enacted, dividing its projects into seven regional grids: North South, Mantiqueira, East, Triângulo, West and Center. Cemig currently has five such licenses of which two are at the renewal phase: those in connection with the Triângulo Regional Grid. (application submitted on January 16, 2015) and the West Network (application submitted on August 12, 2015). A further two applications for regularization have been submitted, for the Center and East Networks, and are currently awaiting a decision with respect thereto.

Distribution of natural gas by Gasmig through pipelines throughout Minas Gerais is also subject to environmental control. All licenses for the regular operation of Gasmig’s activities have been obtained.

Environmental licenses and authorizations issued by relevant state and federal bodies usually impose conditions relating to environmental impact inherent to our activities, which can be complied with over the period of validity of the applicable license. Cemig is taking appropriate steps for full compliance, and to provide proof of compliance to the relevant environmental authorities, in each case, to avoid any subsequent administrative or criminal penalties, such as fines, suspension of activities or revocation of licenses. One highlight in this process has been the signature of a Cooperation Working Agreement between Cemig Distribuição S.A, and the Municipality of Jequitinhonha in the State of Minas Gerais, for compliance with the environmental conditions imposed for the facilities built in the region, which has been awarded the ‘Cultivating Good Water’ (Cultivando Água Boa) Program by the Government of Minas Gerais.

We note, finally, that distribution of natural gas by Gasmig, through the gas pipelines in Minas Gerais, is also subject to environmental control, and all licenses necessary for regular operation of its activities have been obtained.

Environmental Legal Reserves

Under Article No. 12 of Federal Law No. 2,651, of May 25, 2013 (the “new Brazilian Forest Code”), a Legal Reserve (the term in Brazilian legislation is “Reserva Legal”) is an area located inside a rural property or holding that is necessary for the sustainable use of natural resources, conservation or rehabilitation of ecological processes, conservation of biodiversity or for shelter or protection of native fauna and flora. As a general rule, all owners of rural properties have to preserve an area as a Legal Reserve. However, Article 12, §7 of the new Brazilian Forest Code establishes that a Legal Reserve will not be required for areas acquired or expropriated by the holder of a concession, permission or authorization to exploit hydroelectric power potential, in which projects for electric power generation, or electricity substations or transmission or distribution lines are operating.

In Minas Gerais, State Law 20,922, enacted on October 17, 2013, made provisions in the Forest Policy and the Biodiversity Protection Policy in the state, adapting the environmental legislation to the provisions of the Forest Code. This had the effect of revoking the requirement for a Legal Reserve in the case of hydroelectric generation projects, enabling the processes of the Corrective Environmental Licensing that had been held up in the previous year for this reason to be resumed. In the federal sphere, Ibama’s technical licensing team, in the corrective licensing of Cemig’s plants, expressed an opinion, in correspondence sent to the Company on July 29, 2008, stating that in Cemig’s case there was no need for the constitution of Legal Reserves.

The approval of the new Forestry Law and the exclusion of the hydropower projects from the need to register a Legal Reserve settled this issue allowing for the continuation of the process of the environmental licensing of the company, with the acquisition of the pending Operation Licenses and the maintenance of its legal compliance.

Permanent preservation areas

As set forth by the Federal Law No. 12,651, of May 25, 2012, among others cases, there are permanent preservation areas around artificial reservoirs. In order to enable the protection of those preservation areas, preparation of an Environmental Plan for Conservation and Use of the Surroundings of an Artificial Lake (Plano Ambiental de Conservação e Uso do Entorno de Reservatórios Artificiais, or Pacuera) is required in order to regulate conservation, restoration, usage and occupation of areas around artificial reservoirs. With the new Forest Policy Law of Minas Gerais State, it was decided that preparation and approval of the Pacuera is a condition of the grant of Operational Licenses. Hence this requirement is now incorporated into the proceedings for obtaining Corrective Licenses and renewal of Operational Licenses.

Compensation Measures

According to Federal Law No. 9,985, of July 18, 2000, and to Decree No. 4,340, of September 22, 2002, companies whose activities result in major environmental impacts are required to invest in protected areas in order to mitigate those impacts. The competent environmental body stipulates the environmental compensation for each company depending on the specific degree of pollution or damage to the environment.

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

State Decree No. 45,175/2009 was amended by Decree No. 45,629/2011, which established the reference value of projects that cause significant environmental impact, as follows:

I – For projects executed before the publication of Federal Law No. 9,985 of 2000, the net book value will be used, excluding revaluations or, in its absence, the value of the investment presented by the representative of the project; and

II – Compensation for environmental projects executed after the publication of Federal Law No. 9,985 of 2000 will use the reference established in Item IV of Article 1 of Decree No. 45,175 of 2009, calculated at the time of execution of the project, and updated based on an inflation-linked adjustment index.

Due to the impact of the 2013 Electricity Concessions Law (Law Nº 12,783, of January 11, 2013) on the business of Cemig GT, the Company filed a consultation with the Minas Gerais State Forests Institute (Instituto Estadual de Florestas, or IEF), to be informed about the environmental compensation payable in relation to the Transmission System. The IEF passed the inquiry on to the Federal General Attorneys’ Office (Advocacia Geral da União, or AGU). At the time of writing Cemig GT has not received a reply to this consultation.

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

Fish Management – The Peixe Vivo Program

Construction of hydroelectric plants can create a risk for fish that inhabit rivers, due to various changes in the aquatic environment caused by the use of dams. One of our environmental area’s principal activities is to ensure that environmental accidents involving the native fish population do not take place at our hydroelectric power plants. Further, to mitigate the impacts caused by the operation of our plants, Cemig has developed a methodology for evaluating the risk of fish mortality at the plants. We also carry out research projects in partnership with universities and research centers to develop scientific knowledge to serve as a basis for more effective fish population conservation programs to be implemented by the Company.

In spite of these efforts, an incident occurred in 2007, at the Três Marias Hydroelectric Power Plant, resulting in the death of approximately 17 tons of fish, as estimated by the Environmental Police (8.2 tons, by our estimate). The volume of dead fish was not measured. As a result of the event, the Minas Gerais State Forests Institute imposed two fines, totaling approximately R$5.5 million, and on April 8, 2010 Cemig and the Public Attorneys’ Office of Minas Gerais State signed a Conduct Adjustment Commitment (Termo de Ajuste de Conduta, or TAC), for R$6.8 million in compensatory measures to be used for environmental improvements in the area affected by the Três Marias power plant, in Três Marias, Minas Gerais. Both these financial commitments have now been settled, and the environmental improvements in the affected area, such as automation of the fish protection grids, are being implemented.

In this context, in June 2007 we created the Peixe Vivo (‘Fish Alive’) Program as a result of members of senior management believing that it was necessary to take more effective measures to preserve fish populations of the rivers where the company has operations. The Program’s main activities are summed up in its mission, which is: “To minimize the impact on fish species, seeking handling solutions and technologies that will integrate electricity generation by Cemig with conservation of native fish species, promoting involvement of the community”. Since its creation, the program has been operating on two fronts – one seeking preservation of fish populations in the state of Minas Gerais, and the other focusing on forming protection strategies to avoid and prevent fish deaths at Cemig’s hydroelectric plants. The adoption of scientific criteria for decision-making, establishment of partnerships with other institutions and modification of practices adopted as a result of the information generated, are the principles that guide the work of the Peixe Vivo team. Also, publication of the resulting information to society is important – ensuring transparency of the program, and creating opportunities for the community to express its concerns and suggestions.

On average, over the period 2007 to 2015 Cemig spent R$6.8 million per year in activities and research projects in relation to the Peixe Vivo program. It invested a further R$6 million in physical barriers to prevent fish from entering the draft tube, and modernization of the main hatchery station at the Volta Grande Environmental Station.

In spite of all the advances in fish management achieved by the Peixe Vivo Program, there are still major challenges to be studied and understood. In 2012, an estimated 1.8 tons of fish died in an occurrence at the Três Marias hydroelectric plant. The cause of death is still unknown, and the event was not expected – there was no precedent for the particular circumstances of this accident. However, with the adoption of measures to control this environmental incident, and as a result of our prompt reporting to the environmental authorities, the fine that we were charged for the accident, a total of R$50,000, was reduced by 45%, as provided by law due to immediate communication of the damage or danger to the environmental authority, and collaboration with the environmental bodies in solving the problems arising from our conduct. The fine imposed in 2012 (per kilogram of fish killed) was one-fortieth of the fine applied by the Minas Gerais State Forests Institute (Instituto Estadual de Florestas, or IEF) in the 2007 accident. The Peixe Vivo Program studied the circumstances of the accident to decide optimum forms of control to avoid similar occurrences.

In 2015, there were several fish deaths near the Nova Ponte Hydroelectric Plant, which generated complaints by local citizens. Cemig’s Peixe Vivo program was utilized to investigate the cause of the deaths. A total biomass of approximately 650kg was affected. The Peixe Vivo program proposed a generation test to find the cause of the incidents and propose action to avoid recurrence. The cause identified was a decision to run at a low level of generation due to low flow in the basin of the Araguari River at the time. After completion of the tests, safe bands for operation were specified, and a bar placed on certain operational maneuvers (such as reversal of the synchronous generator) at the plant during this period of low flow. There were no further environmental episodes after the recommendations were implemented. The event gave rise to a fine totaling R$7,512.69, which qualified for a discount of 50% for recognition of the attenuating action taken by Cemig, in accordance with Article 68, sub-item I, subclauses ‘A’ and ‘E’ of Decree No. 44,844/08. This reduced the final amount of the fine to R$3,756.35.

In 2015, the Peixe Vivo program presented its research at a number of important meetings, including the 21st Brazilian Ichthyology Conference, and the 23rd National Electricity Production and Transmission Seminar (SNPTEE), and also to the Ferreira Gomes Consortium and Aliança Energia. It also held the course Topics in Management and Conservation of Ichthyofauna for the Electricity Sector, with participation by professionals from Cemig, the IEF, the Minas Gerais State Environment and Sustainable Development Departments (DEAMB and SEMAD), the Fish Inspection Directorate, LightGer, Retiro Baixo Energética S.A., the Cemig–CEB Consortium and Minas Gerais Federal University (UFMG). Participants were able to learn about the work of the Peixe Vivo program at Cemig’s hydroelectric plants, and about fish and their interaction with hydroelectric plants, as well as being given a guided tour of the Três Marias Hydroelectric Plant. Practical and theoretical teaching sessions dealt with subjects such as fish anatomy, physiology, systematics and genetics; limnology; legislation; operational procedures of Cemig plants, and environmental events. The lectures given also showed the importance of conservation of native fish species, and what we can do to minimize environmental impact on the bodies of water. The course also led to closer relationships with the environmental analysts of the State of Minas Gerais environmental oversight body (Sisema), facilitating dialogue regarding Cemig’s actions to deal with environmental risks.

The Peixe Vivo program runs 10 scientific projects in partnership with research institutions, involving more than 229 students and researchers.

These partnerships have resulted in more than 364 technical publications up to today’s date, and have also been referenced nationally and internationally for the practices of fish conservation and dialog with the community, presenting Cemig’s work in several countries, and various states of Brazil. These academic results, jointly with the involvement of the community, have been used to create more efficient and practical conservation programs that make it possible for fish to coexist with generation plants in Brazilian rivers.

Since it was created the Peixe Vivo Program has also received external recognition in awards. In 2009/2010, it was awarded the Brazil Environment Prize (Prêmio Brasil de Meio Ambiente) in the category Best fauna and flora preservation work. In 2010, it was placed first in the Aberje Award in the category Communication about programs centered on corporate sustainability, a first for Cemig. In 2011 a work presented by the Peixe Vivo Program, entitled Development of a methodology for evaluating risks of fish mortalities in Cemig’s plants, presented at the 21st Brazilian National Seminar on Production and Transmission of Electricity (Seminário Nacional de Produção e Transmissão de Energia Elétrica, or SNPTEE), was selected as the best work presented in the Environmental Impact group. In 2013 it was the finalist in the Brasil 2013 Green Project Awards, in the category Products or Services. In 2014, it was among the ten first-placed competitors for the 12th Brazil Benchmarking Award and, in recognition of having developed best practices for fish protection, was the winner in the Best, Fauna category of the fifth annual award of the Hugo Werneck Prize. In 2015 the Peixe Vivo program won two awards in presentations of technical papers during the 23rd SNPTEE, in the Environmental Impacts Group: (i) the paper Fish behavior downstream from a hydroelectric plant: mitigating impacts of generation, presented by Raquel Loures (GIA2), won first place as the best paper presented; and (ii) Use of a Quantitative Tool for environmental management of river basins: applicability of the technique to the Brazilian electricity sector, presented by João Lopes (GIA4), won third place in the same group.

Urban Occupation of Rights of Way and Reservoir Banks

Gas Pipelines — Our piped natural gas distribution networks are underground, crossing through inhabited areas and using public rights of way in common with underground piping utilities operated by other public concession holders and public agencies. This increases the risk of unauthorized work without prior communication and consultation of our natural gas distribution network registers, and there is a possibility that accidents may occur, causing significant personal, property and environmental damage in case of ignition or a leak. However, all our gas networks are explicitly, and intensively, marked and signaled. Gasmig has several inspectors monitoring its network daily, to prevent illegal or excavations in urban roads, invasions or constructions erosions, as applicable, or any other problem that might cause risk to the pipeline. Gasmig, through its Dig Safely (Escave com Segurança) program, has been building partnerships with the community, mainly with public authorities and holders of concessions, to disclose their registrations to companies that perform excavation on urban roads, to ensure that before digging close to the natural gas network, they call Gasmig’s 24-hour helpline, and request guidance and support for safe execution of their work.

In 2015 Gasmig had accidental emissions of a low volume of natural gas caused by unauthorized excavations by outside parties who had not previously examined our gas network maps. There was also an event in which a truck collided with measurement equipment on a customer’s property.

Transmission Lines — We have easements for our transmission and subtransmission networks over land with approximately 16,756 miles in length. A significant portion of such land is occupied by unauthorized construction, including residential constructions. This type of activity causes risks of electric shock and accidents involving local residents, and constitutes an obstacle to the maintenance and operation of our electricity system. We are currently seeking solutions for this problem, which will involve either removal of these occupants or improvements that would make it possible to maintain our electricity system safely and efficiently. The Security Monitoring Committee on Invasion Risk in the Transmission and Subtransmission Lines was created to mitigate these risks by monitoring and recording invasions and by taking action to prevent invasions on the paths of the transmission and subtransmission lines. A number of measures have been adopted to preserve the security of these lines, including: contracting of a company for systematic inspection, and implementation of security measures and works to minimize the risks of accidents; education of communities about the risks of accidents involving electric shocks arising from the invasion of sites and the building of homes; creation of community vegetable gardens; and removal of occupation of the transmission line pathways through agreements with local residents and other authorities, and/or through court actions.

Reservoir Areas — We have implemented safety measures to protect our electricity generation facilities against invasions, using observation posts and mobile patrols to control the banks of reservoirs. Electronic security systems to monitor the generation power plant installations are also planned. Any invaders found inside the facilities are detained and taken to police stations, where police complaints are filed. There are signs on the banks of the reservoirs of our hydroelectric generation facilities, indicating ownership. Periodic inspections by the mobile patrol units operating on the reservoir areas report any invaders of reservoir banks. We frequently have to take legal action to recover possession of invaded areas. Due to the vast area and number of reservoirs, we are continually subjected to new trespasses and occupation of the banks of the reservoirs by unauthorized construction. However, we are making our best efforts to prevent these invasions, and prevent any environmental damage to the Permanent Preservation Areas (Áreas de Preservação Permanente, or APPs), around the reservoirs. To patrol the reservoir areas, we have driven approximately 185,131 km in vehicles, spent 1,064 hours navigating on reservoirs and waterways and made over 13,507 surveys. We have recently added one more inspection post for monitoring reservoir banks.

The Carbon Market

We believe Brazil has significant potential to generate carbon credits arising from clean energy projects that comply with the Clean Development Mechanism (CDM), or the Voluntary Markets. Every year we collect data to quantify our emissions, and publish our main initiatives on reduction of greenhouse gas emissions, by means, for example, of the Carbon Disclosure Project.

The Cemig group takes part in CDM projects at various stages of development, including seven Small Hydroelectric Plants with aggregate capacity of 116 MW, two hydroelectric plants with aggregate generation capacity of 3,708 MW, several wind plants with capacity totaling 375 MW, and a solar plant with a capacity of 3 MW.

Cemig began the process of measurement and sale of the carbon credits of the Cachoeirão Hydroelectric Plant, estimated at 181,000 ton CO2 eq avoided, over the period of 2012 through 2015.

Management of equipment and wastes contaminated with PCBs (Polychlorinated Biphenyls)

At Cemig, the large-scale equipment that contained PCBs and was manufactured before 1981 was withdrawn from the electricity system and sent for incineration in 2001.

Brazilian law has prohibited sale of PCBs since 1981, but allows its use in equipment that is still in operation. The Stockholm Convention, of which Brazil is a signatory and which was ratified by Decree No. 5,472/2005, requires operation of equipment contaminated with PCB to be removed by 2025, and finally disposed of by 2028.

A Normative Resolution is being prepared, under the aegis of the National Environment Council (Conselho Nacional de Meio Ambiente, or Conama), which will “govern appropriate and controlled environmental management of Polychlorinated Biphenyls (PCBs) and their related wastes.”

All holders of contaminated equipment and materials will have staggered periods, up to a final deadline of 2025, to withdraw them from operation/use, and must finally dispose of them by 2028.

The draft of the Normative Resolution is being considered by the Legal Subjects Technical Board (CTAJ) of Conama, having been discussed in the Conama workgroup and by the Environmental Quality and Waste Management Technical Board (CTQAGR). There have been six meetings of the Conama workgroup, with no final consensus between members on a number of points. The CTQAGR has met eight times, and the text was considered to be approved in September 2014, in spite of several points that had extreme impact on the electricity sector. There were two meetings of the CTAJ, in September 2014 and March 2015, with further progress stayed on the matter until publication of procedural guides and manuals, which were published in June 2015. If there is approval at the next meeting the matter will go to the plenary meeting of Conama for voting.

There is a draft law on the same subject currently before Congress: No. 1,075/2011, put forward by Congressmen Penna and Sarney Filho. It has been reviewed by the Trade, Industry and Economic Development Committee (in 2011), and the Mining and Energy Committee (in 2014), and is under review by the Environment and Sustainable Development Committee (as of 2015), awaiting Opinion by the Rapporteur, Congressman Daniel Coelho (PSDB party). It still requires to be reviewed by the Constitution, Justice and Citizenship Committee, after which it would go onto the full lower house of Congress.

Cemig considers this information to be important. The control flow diagram currently followed in the Company may undergo some complementary adjustments necessary for full compliance with the requirements of the Resolution. This may result in high operational costs.

Cemig has participated in the discussions through the Brazilian Electricity Distributors’ Association (Associação Brasileira de Distribuidores de Energia, or Abradee) and the Electricity Industry Environment Forum (Fórum de Meio Ambiente do Setor Elétrico, or FMASE),through ABRADEE and FMASE.

Operational technologies

We continue to invest in automated monitoring and control equipment in connection with our strategy of increasing efficiency and further modernizing and automating our generation, distribution and transmission grids.

Load Dispatch Center

CEMIG’s System Operation Center (Centro de Operação do Sistema, or COS), located at our head office in Belo Horizonte, is the nerve center of our operations. It coordinates the operations of our entire electricity and energy system, in real time, providing operational integration of the generation and transmission of energy. It also operates the interconnection with other generation, transmission and distribution companies. The supervision and control executed by the COS now extends to more than 50 high and extra high voltage substations, approximately 24 major generating power plants and 9 Small Hydroelectric Plants.

Through its activities, the COS permanently guarantees the security, continuity and quality of our supply of energy. The activities of the COS are supported by up-to-date telecommunications, automation and information technology resources, and executed by highly qualified personnel. The COS has a Quality Management System, with ISO 9001:2008 certification.

Distribution Operation Center

Our distribution network is managed by a Distribution Operation Center (Centro de Operações de Distribuição, or COD), located in Belo Horizonte. The COD monitors and coordinates our distribution network operations in real time. The COD is responsible for the supervision and control of 388 distribution substations, 306,159 miles of medium voltage distribution lines, and 10,766 miles of sub-transmission lines and 8,07 million customers and operates in 774 municipalities of Minas Gerais.

We provided an average of 10,923 operating services in the field a day in 2015. The COD is certified according to ISO Quality Standard 9001: 2000. There are various systems in use to automate and support the COD’s processes including: trouble call, field crew management, distribution substation supervision and control, restoration of power, emergency switching, network disconnection, and inspection. Technologies including a geographic information system and satellite data communication helpline to reduce customer service restoration time and provide better customer service. These are devices, installed along our distribution network, that sense and interrupt fault currents, and automatically restore service after momentary outages, improving operational performance and reducing restoration time and costs.

Geospatial Information & Technology

The operational and engineering processes of our business are strongly supported by geo-referenced information management technologies, making the planning, construction, operation and maintenance of the generation, transmission and distribution network more efficient. Additionally, the use of mobile technologies reduces costs and allows us to provide more efficient services to our customers.

Internal Telecommunications Network

We believe we have one of the largest telecommunication networks of all the Brazilian energy utility companies. Made up of high performance microwave links provided by more than 344 communication stations, and an optical system of approximately 1,747 miles of optical fiber, it provides for a mix of telecom solutions from telephonic to corporate networks – and also monitoring, protection and control of substations, generation plants, transmission and distribution lines, dispatching of field teams to carry out mission-critical technical services and commercial contacts, lightning and storm prediction and hydro meteorological system to operate reservoirs.

Our robust data network also contains the communications facilities that share the site with more than 300 substations, 39 generation plants and 172 transmission and distribution lines. For support for supervision and control of the medium-voltage distribution system, a radio communication system is in place, installed in approximately 300 key terminals and more than 1,610 vehicle mobile terminals connected by satellite and Cellular Solution. The corporate data network serves more than 240 offices and units within the State of Minas Gerais.

The Telecoms Network Management Center (Centro de Gerência de Rede de Telecomunicações, or CGR), in Belo Horizonte, monitors and operates the telecoms infrastructure of Cemig Generation and Transmission and Cemig Distribution, operating 24 x 7 x 365 to guarantee continuity for perfect functioning of the telecoms services, aiming to meet the requirements for operational performance and service quality specified in operational agreements and concession contracts, regulations of ANEEL (the Brazilian electricity regulator), Anatel (the Brazilian telecom regulator), ANA (the Brazilian National Water Agency) as well as the procedures of the ONS (the National System Operator).

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

Customer Relationship Channels

We have five major channels of service to our Minas Gerais customers. Customer service contact, whether of an emergency nature or to deal with normal service requests, can be made via: (i) our call center, which can handle up to 250,000 calls in an atypical day, and also operates with an efficient electronic service through Interactive Voice Response (IVR, or Unidade de Resposta Audível – URA); (ii) in person at branches in the 774 municipalities of our concession; (iii) through our Virtual Branch, on the site www.cemig.com.br, which offers all of our 20 types of service; (iv) via SMS; (v) via the social networks Facebook (CEMIG. ATENDE) and Twitter (@ CEMIG_ATENDE; (vi) smartphone application “Cemig Atende” which offers 16 types of service and more recently Telegram application which offers 6 types of services.

Commercial Management System

We have established and consolidated an efficient customer care system, based on our SAP CCS/CRM platform which is totally integrated into our ERP and BI that support our decision-making processes. The CCS serves approximately 8 million customers who receive supply at high, medium and low voltage. It is a competitive tool, adding safety, quality and productivity to Cemig’s business processes, and adapts itself with great efficiency and speed to legal, regulatory and market changes and requirements.

Maintenance and Repair Systems

The 10,766 miles of high voltage distribution lines in Cemig Distribution’s network, operating at from 34.5kV to 161kV, are supported by approximately 54,230 structures, mainly made of metal.

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

We use modern modular aluminum structures to minimize the impact of emergencies involving fallen structures. Most of our maintenance work on transmission lines is done using live-wire methods. We have a well-trained staff and special vehicles and tools to support live- and dead-wire work. In 2015, Cemig GT acquired 37 extra structures to be used in case of emergency. Cemig has a well-trained and equipped team to provide support whenever necessary.

Our set of spare equipment (transformers, breakers, arresters, etc.) and mobile substations is of great importance in prompt reestablishment of power to our customers in the event of emergencies involving failed substations.

Information security management

Information security, a permanent concern of ours, is ensured by a management system based on the Brazilian Standard (ABNT) NBR ISO/IEC 27001:2013, which is aligned with best market practices. Our information security management system includes processes for policy, risk, communication, information classification and information security management and control. In addition, recurring actions for improvement in processes, communication, awareness and training strengthen the Company’s information security practices.

Management tools

In 2015, improvements were made to the SAP integrated ERP management system, involving the processes of human resources, maintenance, logistics and projects, solely to comply with federal regulatory requirements. An ‘opportunity databank’ was developed for allocation, promotion and development of employees, ensuring greater transparency for internal reallocations, and that better use would be made of the human resources available.

Our IT is developing a solution to automate freight costs in the processes of internal logistics, to meet the needs of the electricity sector regulatory body (Aneel) and also increase transparency.

A solution was developed aiming to optimize costs and time in planning and programing of maintenance of the various associated resources. This was done using the standard Multi-Resource Scheduling (MRS) functionality of SAP.

Different software programs that deal with maintenance of the protection equipment of the electricity system were integrated, to increase standardization, automation and execution of maintenance. To improve and clarify the physical and financial control of projects of the generation and transmission companies, a solution to analyze economic value added (EVA) was developed in the project management module.

Property, plant, and equipment; intangible assets

Our principal assets are the power generation plants and transmission and distribution facilities described in this Item 4. Our net book value of total property, plant and equipment and intangible assets, including our investment in certain consortia that operate electricity generation projects, including projects under construction, was R$14,215 million on December 31, 2015.

Generation facilities represented 26% of this net book value, intangible assets represented 72%, of this net book value, (distribution facilities in intangible assets represented 82%, and other intangible, including our gas distribution system represented 18%) and other miscellaneous property and equipment, including transmission and telecommunication facilities, represented 2%.

The average annual depreciation rates applied to these facilities were: 2.76% for hydroelectric generation facilities, 6.15% for administration facilities, 7.65% for telecommunication facilities and 7.35% for thermoelectric facilities.

Apart from our distribution network, no single one of our assets produced more than 10% of our total revenues in 2015. Our facilities are in general adequate for our present needs and suitable for their intended purposes. We have rights of way for our distribution lines, which are our assets and do not revert to the landowner upon expiration of our concessions.

The Brazilian Power Industry

General

In the Brazilian electricity sector, generation, transmission and distribution activities were traditionally conducted by a small number of companies that had always been owned by either the federal government or the governments of individual states. Since the 1990s, several state-controlled companies were privatized, in an effort to increase efficiency and competition. The Fernando Henrique Cardoso administration (1995–2002) aimed to privatize the state-controlled part of the electricity sector, but the Luis Inácio Lula da Silva administration (2003–2010) ended this process and implemented a “New Industry Model” for the Brazilian electricity sector, expressed in Law No. 10,848, of March 15, 2004, referred to as the “New Industry Model Law”.

Subsequently, significant changes were implemented during Dilma Rousseff’s administration (i.e., since 2011), by means of Provisional Measure 579/2012, which became Law No. 12,783/2013, establishing new rules for renewal of concessions, including rebidding for hydroelectric power generation concessions.

The New Industry Model

The primary objective of the New Industry Model was to guarantee security of supply and reasonableness of rates. With the objective of guaranteeing supply, the New Industry Model Law (a) requires distributors to contract their entire electricity production (loads), and to be responsible for making realistic projections of demand requirements; and (b) aims to arrange for the construction of new hydroelectric and thermal plants to be decided in ways that best balance security of supply and reasonableness of rates. To achieve reasonable rates, the New Industry Model Law requires (a) all purchases of electricity by distributors to be by auction, based on lowest price; (b) contracting to be through the Regulated Market (Ambiente de Contratação Regulada, or ACR), or the Pool system; and (c) contracting of load to be separated into two types of transactions, both always to be by auction: (i) contracts for supply from new plants to be built according to the contract (“new source” contracts) – for the expansion of the system; and (ii) contracting of the power generated by existing plants (“existing source” contracts) – aiming to meet existing demand.

The New Industry Model created two environments for the purchase and sale of electricity: (i) the ACR, or the Pool, in which distribution companies purchase through public auctions all of the power they need to supply their customers; and (ii) the Free Market (Ambiente de Contratação Livre, or ACL), to include all purchases of electricity by non-regulated entities (such as Free Consumers and electricity traders). Distributors are allowed to operate only in the regulated environment, whereas generators may operate in both, maintaining their competitive characteristics.

Requirements for expansion of the sector are evaluated by the federal government through the Mining and Energy Ministry, or MME. Two entities were created to provide structure for the sector: (i) the Energy Research Company, or EPE (Empresa de Pesquisa Energética), a state-controlled company responsible for planning expansion of generation and transmission; and (ii) the Electricity Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE), a private company responsible for the accounting and settlement of short-term (spot) electricity sales. The CCEE is also responsible, through delegation by ANEEL, for organizing and conducting the Pool public power auctions, in which all distributors purchase energy.

The New Industry Model eliminated self-dealing, forcing distributors to purchase electricity at the lowest available price rather than from related parties. The New Industry Model exempted contracts executed prior to the enactment of the law, in order to provide regulatory stability to transactions carried out before it was enacted.

Several categories of power supply are not subject to the requirement for public auction via the Pool: (1) low capacity generation projects located near consumption points (such as certain co-generation plants and the Small Hydroelectric Power Plants); (2) plants qualified under the Proinfa (alternative generation sources) Program; (3) power from Itaipu, (4) purchase and sale agreements entered into before the New Industry Model Law; and (5) the concessions extended by Law No. 12,783, are not subject to the public auctions for the supply of electricity at the Pool, Power generated by Itaipu (on the border of Brazil with Paraguay), is traded by Eletrobrás. The rates at which the Itaipu generated electricity is traded are denominated in U.S. dollars and established by ANEEL pursuant to a treaty between Brazil and Paraguay, and there are also compulsory procurement volumes. As a consequence, the price of energy from Itaipu rises or falls in the U.S. Dollar/real exchange rate. Changes in the price of Itaipu-generated electricity are, however, neutralized by the federal government, which buys all the energy credits from Eletrobrás.

Challenges to the constitutionality of the New Industry Model Law

The New Industry Model Law is currently being challenged on constitutional grounds before the Brazilian Supreme Court. The Brazilian federal government moved to dismiss the actions, arguing that the constitutional challenges were moot because they related to a provisional measure that had already been converted into law. To date, the Brazilian Supreme Court has not reached a final decision upon the merits of this action and we do not know when such a decision may be reached. Thus, the New Industry Model Law is currently in force. Regardless of the Supreme Court’s final decision, certain portions of the New Industry Model Law relating to restrictions on distributors performing activities unrelated to the distribution of electricity, including sales of energy by distributors to Free Consumers and the elimination of agreements between related parties, are expected to remain in full force and effect.

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

Energy purchases take place through two types of bilateral contract: (i) Energy Agreements (Contrato de Quantidade de Energia) and (ii) Capacity Agreements (Contratos de Disponibilidade de Energia). Under an Energy Agreement, a generator commits to supply a certain amount of electricity and assumes the risk that electricity supply could be adversely affected by hydrological conditions and low reservoir levels, among other conditions, that could interrupt the supply of electricity, in which case the generator will be required to purchase the electricity elsewhere to meet its supply commitments. Under a Capacity Agreement, a generator commits to make a certain amount of capacity available to the ACR. In this case, the revenue of the generator is guaranteed and the distributor must assume the hydrological risk. However if there are additional costs to the distributors, these are passed on to consumers. Together, these agreements comprise the energy purchase agreements in the ACR (Contratos de Comercialização de Energia no Ambiente Regulado, or CCEARs).

The regulations under the New Industry Model Law stipulate that distribution companies that contract less than 100% of their total load consumption, accounted in the CCEE, will be subject to fines. There are mechanisms to reduce this possibility, such as participation in the MCSD mechanism, which allows for the managing of surpluses and deficits between distribution companies, or purchase of supply in auctions during the year. Any remaining shortfall from 100% of total load consumption can be purchased at the spot market price. If a company contracts more than 105% of its load consumption, it would be subject to price risk if it sells that supply in the spot market in the future. To reduce this price risk, a company may reduce its purchase contracts made at “existing source” auctions by up to 4% each year, and reduce those contracts due to loss of consumers that have opted to become Free Consumers (and are thus supplied by generators directly).

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

The Free Market (the “ACL”)

In the Free Market, electricity is traded by power generators. The Free Market also includes certain grandfathered existing bilateral contracts between generators and distributors until the expiration of the current terms thereof. Upon expiration, such contracts would have to be renewed or executed under the New Industry Model Law.

Potentially Free Consumers are those whose energy demand exceeds 3 MW at a voltage equal to or higher than 69kV or at any voltage level if their supply began after July 1995. Also, consumers with contracted demand of 500kW or more may be serviced by suppliers other than their local distribution company if they move to supply from alternative energy sources, such as wind, biomass or Small Hydroelectric Plants.

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

Reduction of the Level of Contracted Electricity

Decree 5,163/2004, which regulates trading in electricity under the New Industry Model Law, allows distribution companies to reduce their CCEARs: (1) to compensate for the exit of Potentially Free Consumers from the regulated market, pursuant to a specific declaration delivered to the Mining and Energy Ministry, (2) by up to 4.0% per year of the initial contracted amount due to market deviations from their estimated market projections, at each distribution company’s discretion, starting two years after the initial electricity demand was declared; and (3) in the event of increases in the amounts of electricity acquired under contracts entered into before March 17, 2004. This reduction can be made only with CCEARs of existing power plants.

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

Limitations on pass-through

The New Industry Model also limits the pass-through of costs of electricity to final consumers. The Annual Reference Value corresponds to the weighted average of the electricity prices in “A–5” and “A–3” auctions, calculated for all distribution companies, and creates an incentive for distribution companies to contract for their expected electricity demands in the A–5 auctions, where prices are expected to be lower than in A–3 auctions. The Annual Reference Value is applied in the first three years of power purchase agreements from new power generation projects. After the fourth year, the electricity acquisition costs from these projects will be allowed to be passed through in full. The decree establishes the following limitations on the ability of distribution companies to pass through costs to consumers:

¡	No pass-through of costs for electricity purchases that exceed 105% of regulatory demand.

¡	Limited pass-through of costs for electricity purchases made in an A–3 auction, if the volume of the acquired electricity exceeds 2.0% of the demand found in A–5 auctions.

¡	Limited pass-through of electricity acquisition costs from new electricity generation projects if the volume re-contracted through CCEARs of existing generation facilities is below a “Contracting Limit” defined by Decree 5163.

¡	Electricity purchases from existing facilities in the “A-1” auction are limited to 0.5% of distribution companies’ demand, frustrated purchases in previous A–1 auctions, involuntary exposure to captive consumer demand, plus the “replacement”, defined as the amount of energy needed to replace the power from power purchase contracts that expire in the current year (A–1), according to ANEEL Resolution 450/2011. If the acquired electricity in the A–1 auction exceeds the limit, the pass-through to final consumers of costs of the excess portion is limited to 70.0% of the average value of such acquisition costs of electricity generated by existing generation facilities. The Brazilian Mining and Energy Ministry will establish the maximum acquisition price for electricity generated by existing projects.

¡	Electricity purchases in “market adjustment” auctions are limited to 5.0% of a distribution concession holder’s total demand (the previous limit, modified by Decree 8,379/2014, was 1.0%, except for 2008 and 2009) and pass-through of costs is limited to Annual Reference Value.

¡	If distributors fail to comply with the obligation to fully contract their demand, the pass-through of the costs from energy acquired in the short-term market will be the equivalent to the lower of the PLD or the Annual Reference Value.

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

Rates

Electric energy rates in Brazil are set by ANEEL, which has the authority to adjust and review rates in accordance with applicable concession contracts. Each distribution company’s concession contract provides for an annual rate. In general, “Parcel A costs” are fully passed through to consumers. “Parcel A costs” are the portion of the rate calculation formula which provides for the recovery of certain costs that are not within the control of the distribution company. “Parcel B costs”, which are costs that are under the control of the distributors, are restated for inflation in accordance with the National Consumers Price Index (Índice Nacional de Preços, or IPCA index(1)). The average annual rate adjustment includes components such as the inter-year variation of Parcel A costs (CVA) and other financial adjustments, which compensate for changes in the company’s costs up or down that could not be previously taken into account in the rate charged in the previous period.

(1)	Since the signing of the new concession contract – The former Index was the IGP-M (General Market Price Index).

Holders of electricity distribution concessions are also entitled to periodic revisions. Our concession agreements establish a five-year period between periodic revisions. These revisions aim: (i) to ensure necessary revenues to cover efficient operational costs, determined by the regulator, and adequate compensation for investments deemed essential for the services within the scope of each company’s concession; and (ii) to determine the “X factor”, which is calculated based on the average productivity gains from increases in scale, and on labor costs. The X factor is a result of three components: a productivity factor representing those productivity gains (Xpd); the quality factor XQ, which punishes or rewards the distribution company depending on the quality of the service provided, and the factor Xt, which has the objective of reducing or increasing the regulatory operational costs during the five-year period between the rates revisions, to reach the level defined for the last year of the revision cycle.

In 2011, ANEEL completed Public Hearing 040/2010, in which it dealt with the methodology for the third periodic revision. To calculate the rate of return, ANEEL used the methodology of weighted average cost of capital (WACC), which resulted in a rate of 7.50% after tax, compared to the rate of 11.25% applied in the previous cycle. This rate of return is applicable to the investments made by Cemig D until the next tariff cycle, which will be conducted in 2018. After that, the new rate of return calculated by the regulator is 8.09% after tax.

ANEEL also changed the methodology used to calculate the X Factor: from a method based on discounted cash flow to the Total Factor Productivity (TFP) method, which consists of defining potential productivity gains for each company based on average productivity gains. It also included the other two components, as mentioned above: XQ and Xt. The components of the X factor, determined in the 2013 revision, for the period 2013/2018, were: Xt = 0.68%, and Xpd=1.15%. On each revision an XQ is calculated and added to the previous values.

ANEEL has also issued regulations governing access to the distribution and transmission facilities, and establishing the rate for use of the local distribution system – Distribution Usage Rates, or TUSD; and the rate for the use of the transmission grid, or Transmission Usage Rates, or TUST. The rates to be paid by distribution companies, generators and Free Consumers for use of the interconnected power system are reviewed annually. The review of the TUST takes into account the “permitted annual revenues” (RAP) of transmission concession holders under their concession contracts. For more detailed information on the rate-setting structure, see “—The Brazilian Power Industry—Rates for the Use of the Distribution and Transmission Systems.”

In 2015, ANEEL separated part of the variable energy costs of distributors, which were previously agreed to be applied in 2016, and created an additional fee that would be passed on to consumers through their electricity bills. This system became known as “tariff flags.” The system provides consumers with a system disclosing the real costs of electricity generation. The system is a simple one: the colors of flags (green, yellow or red) indicate whether based on the conditions of electricity generation whether the cost of electricity to consumers will increase or decrease. When the system provides a green flag, the hydrological conditions for power generation are favorable and there should be no increase in the associated costs. If the conditions are somewhat less favorable, the system will indicate a yellow flag and there will be additional charges proportional to consumption, at a ratio of R$2.50 per 100 kWh (or fractions thereof). If conditions are even less favorable, the system will indicate a red flag and there will be an additional tariff imposed on consumers proportional to the consumption rate of R$4.50 per 100 kWh (or fractions thereof). Throughout the year 2015 the tariff flag remained in the red.

ANEEL, when determining tariff adjustment applicable to energy distributors, estimates the costs considering a favorable scenario for power generation. However, during 2015 such adjustments were delayed to the following year, to the date of next tariff adjustment.

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

The Brazilian electric power system – operational overview

Brazil’s power production and transmission is a large-scale hydroelectric and thermal system made up predominantly of hydroelectric power stations, with many separate owners. The Brazilian Grid links companies in the Southern, Southeastern, Center-West, and Northeastern Regions and part of the Northern Region of Brazil. Approximately 2% of the country’s electricity production capacity is not connected to the Brazilian Grid, in small isolated systems located mainly in the Amazon region. Brazil’s abundant hydrological resources are managed through storage reservoirs. It is estimated that Brazil has hydroelectric power generation potential of close to 247,465 MW, of which only 43% has been developed or is under construction, according to Eletrobrás studies compiled in July 2014.

Brazil has an installed capacity in the interconnected power system of 150.24 GW, approximately 61.34% of which is hydroelectric, according to the Matriz de Energia Elétrica available at the Banco de Informações de Geração – BIG, published by ANEEL. This installed capacity includes half of the installed capacity of Itaipu – a total of 14,000MW owned equally by Brazil and Paraguay. There are approximately 78,189 miles of transmission lines operating at 230 kV or above in Brazil.

Approximately 34% of Brazil’s installed generating capacity and 55% of Brazil’s high voltage transmission lines are operated by Eletrobrás, a company owned by the federal government. Eletrobrás has historically been responsible for implementing electricity policy, conservation and environmental management programs. The remaining high voltage transmission lines are owned by state-controlled or local electric power companies. Distribution is conducted by approximately 60 state or local utilities, a majority of which have been privatized by the federal government or state governments.

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

In 1998 the federal government enacted Law No. 9,648, or the Power Industry Law, to overhaul the basic structure of the electricity industry, providing as follows:

•	Establishment of a self-regulated body responsible for operation of the short-term electricity market, or Wholesale Energy Market, replacing the prior system of regulated generation prices and supply contracts.

•	Creation of the ONS, the National Electricity System Operator, a non-profit, private entity responsible for the operational management of the generation and transmission activities of the interconnected power system.

•	Establishment of public bidding processes for concessions for construction and operation of power plants and transmission facilities, in addition to the bidding process requirements under the Concessions Law and the Power Concessions Law.

•	On March 15, 2004, the Brazilian federal government enacted Law No. 10,848, or the New Industry Model Law, in an effort to further restructure the power industry, with the ultimate goal of providing consumers with secure electricity supplies combined with low rates. On July 30, 2004 the federal government published Decree 5163, governing purchase and sale of electricity under the New Industry Model Law, as well as the granting of authorizations and concessions for electricity generation projects. These include rules relating to auction procedures, the form of power purchase agreements and the method of passing costs through to final consumers.

•	On September 12, 2012 the Brazilian federal government enacted PM 579/2012, which was converted into the Law No. 12,783, related to the extension of the concessions granted prior to Law No. 9,074 , of July 7, 1995, aiming to decrease sector charges and extend the low tariffs. This legislation alters the revision and extension of certain concessions, and implements new bidding process rules for certain utilities, adjustments to tariffs, and changes to regulation governing an industry participant’s mobility between the ACR and ACL, and allocation of energy offered to both markets.

•	On December 8, 2015 the Brazilian federal government published Provisional Measure 688, enacted as Law No.13,203, of December 8, 2015 (“Law No. 13,203”), which created the mechanism of voluntary re-negotiation of hydrological risks as they affect the hydroelectric generation companies. In the same law the government changes the bidding process rules.

Rationing and Extraordinary Rate Increases

Rationing of electricity; government measures to compensate electricity concession holders.

In late 2000 and early 2001, low levels of rainfall, significant growth in demand for electricity, and Brazil’s significant dependence on electricity generated from hydroelectric sources resulted in an abnormal fall in levels at several of the reservoirs used by Brazil’s largest hydroelectric generation plants. In May 2001 the Brazilian federal government announced a group of measures requiring reduction in consumption of electricity in response to those conditions (the “Brazilian electricity rationing plan”). Under this agreement electricity distribution and generation companies (such as our Company) were compensated for the losses of revenue resulting from the rationing imposed by the federal government – either due to lower volume of sales, or reduction in electricity selling prices, or purchases of electricity on the CCEE. This compensation was given in the form of the right to charge extraordinary increases in electricity tariffs to consumers over a future period, which averaged 74 months, and ended in March 2008.

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

Of this amount, a total of 5.97MW was contracted in “Reserve Auctions” – that is to say, this power capacity is not committed to any contract, or to any minimum supply.

In the rainy season of late 2012 and early 2013, there was much less rainfall than expected in Brazil’s Southeastern region (November to March), and in this situation the thermoelectric plants were activated to generate complementary supply to meet the system’s electricity consumption needs. During this period the principal strategy of the national system operator (ONS) –Operador Nacional do Sistema Elétrico) was to preserve storage capacity at the reservoirs of hydroelectric plants, to ensure supply of the system’s energy needs over the whole of the year 2013. This resulted in a high level of expenses on thermoelectric generation, and a sustained increase in the spot market price – which averaged R$121.29/MWh in July 2013.

Once again, in the rainy season of late 2013 and early 2014, rainfall in the Southeast was lower than the expected averages, an all-time low. This placed the system in a state of alert during the whole of 2014, concentrating the efforts of the operators on how to maintain the capacity of the system to supply consumption needs. The ONS continued to dispatch all the thermal plants, and introduced some flexibility to hydroelectric restrictions so as to maintain the levels of storage and meet demand. Over the year the price of electricity reached the regulatory limit, with the spot price rising to R$822/MWh for several months. Its average in the year was R$688/MWh. At the end of 2014, the levels of storage once again reached their lowest level, putting great pressure on the ONS to guarantee full operation of the system.

In order to maintain the requisite supply during 2015, the ONS continued to utilize the full capacity of thermoelectric plants, as there was no improvement in hydrology during the rainy season. In order to avoid possible rationing, the Brazilian federal government revised the applicable tariffs by removing subsidies and passing the cost of thermoelectric generation directly to consumers, the effect of which was an increase in the cost of energy by 50%. The effect of the increase in energy prices, coupled with the poor performance of the economy led to a drop in energy consumption of 1.3% compared to 2014. With lower power consumption, additional thermal utilization and the improvement in the hydrology of the second half of 2015, the Brazilian electricity system met the demand and there was no need for rationing. Once again, we ended the year with low levels of water being stored in reservoirs.

In the spot market, the spot price closed December 31, 2015 with a yearly average of R$287.20/MWh. The price cap for 2015 was R$388.48/MWh.

Conflicts of interest between the Company and other users of water.

The operation of reservoirs for generation of electricity by Cemig requires CEMIG to assess the multiple uses of water by other users of the relevant river basin, and this in turn requires CEMIG to consider the applicability of a number of factors, including environmental factors, irrigation, , waterways, bridges, and . In periods of severe drought, such as the one from 2013 through CEMIG was actively involved in monitoring and forecasting the levels of reservoirs and in maintaining a dialogue with the public authorities, civil society and users. While the Company engages other essential users and takes into account societal interests with respect to its water use, competing interests with respect to the use of water could, subject to certain minimum limits established by law, affect the use of water in our operations, which in turn could affect our operational results and financial condition. Potential conflicts between Cemig and other usersare monitored through the Company’s active participation in River Basin Committees, and also in the related Technical Boards and Working Groupswhere users of water, organized civil society and public authorities arerepresented. Cemig participates in 5 River Basin Committees of rivers under federal control, and 20 River Basin Committees of rivers under local State control. The Company also monitors news published in various media outlets, receives comments and complaints during the periods of floods or drought, and acts to resolve any conflicts with communities living in the river basins where it has hydroelectric plants.

For new projects, Cemig prepares a socio-environmental impact study, and carries out public hearings with all interested parties, where suggestions in assessing any potential conflicts are analyzed. When the project is operational, a Plan for Environmental Conservation and Use of the Artificial Reservoir Surroundings (Plano Ambiental de Conservação e Uso do Entorno de Reservatório Artificial) is prepared with the participation of stakeholders. This plan is intended to govern conservation, recovery, use and environmental protection of the reservoir and its surrounding area in a balanced way, complying with the applicable legislation, the needs of the project and the demands of society.

Cemig also conducts a program called Proximity (‘Proximidade’, which coordinates activities aimed at improving the relationship with affected communities. Through this program, the Company hosts public meetings which cover topics such as the operational and security procedures in its hydroelectric plants; climate conditions; and environmental aspects. The Company also provides opportunities for the public to take guided tours of plant facilities. Via the Proximity program, Cemig also receives comments and complaints from the affected population and establishes partnerships with local community leaders, publicentities, the local media and other actors responsible for safety and flood, including Civil Defense associations, the Fire Brigade and the Military Police.

Finally, the Company uses a risk management system to analyze scenarios and estimate the degree of financial exposure to risks, considering the probability of each event, and its impact. In the scenarios related to potential conflicts with other users, Cemig also evaluates the effects arising from prolonged droughts, which can lead to an increase in competition for water between the electricity sector and other users, and also the risks arising from consequences of floods due to excessive rain.

Concessions

We conduct the majority of our activities in generation, transmission and distribution of electricity through concession contracts executed with the Brazilian Federal Government. The Brazilian Constitution requires that all concessions for public services must be the subject of competitive tenders. In 1995, in an effort to implement these provisions of the Constitution, the Federal Government instituted certain laws and regulations, referred to collectively as the Concessions Law, which govern the procedures for competitive tenders in the electricity sector.

On September 22, 2004, while the rules established by Law No. 9,074 on July 7, 1995 were still in effect, we requested from Aneel an extension for 20 years of the concessions of the Emborcação and Nova Ponte Hydroelectric Plants. On January 14, 2007, the Federal Government approved the extension of these concessions for a period of 20 years from July 24, 2005 until July 24, 2025. The related concession contract was amended on October 22, 2008, to reflect the extension granted to Cemig GT.

On September 11, 2012, the Federal Government issued Provisional Measure 579 of 2012 (‘PM 579’), which became Law No. 12,783 of January 11, 2013 (“Law No. 12,783”), governing the extension of concessions granted before Law No. 9,074 of July 7, 1995 (“Law No. 9,074/1995”). Under PM 579, concessions granted before Law No. 9,074/1995 could be extended for a single time, for a period of up to 30 years.

On December 4, 2012, the Company signed the second amendment to transmission contract 006/1997, which extended the concessions under such contract for 30 years, in accordance with PM 579, beggining in January 1, 2013. This resulted in an adjustment to the Permitted Annual Revenue (‘RAP’) from these concessions, which will reduce the revenue which we will receive arising from those concessions. The Brazilian government has compensated us for the reduction of the RAP in part but the assets in operation before the year of 2000 have not yet been compensated. In accordance with Law No. 12,783, we are required to be compensated for the reduction of the RAP of the assets in operation before 2000, over a period of 30 years, the amounts being adjusted by the IPCA inflation index.

Also on December 4, 2012, the Company elected not to accept the extension of the generation concessions that expired in the years 2013 to 2017, namely Três Marias, Salto Grande, Itutinga, Volta Grande, Camargos, Peti, Piau, Gafanhoto, Tronqueiras, Joasal, Martins, Cajuru, Paciência, Marmelos, Dona Rita, Sumidouro, Poquim and Anil. In relation to the power plants which had their first extension of the related concessions after the issuance of PM 579, namely Jaguara, São Simão and Miranda, the Company believes that Generation Concession Contract 007/1997 enabled the Company to extend these concessions for a further 20 years, until 2033, 2035 and 2036, respectively, without restrictions.

Based on this understanding Cemig GT applied for a writ of mandamus against an act of the Mining and Energy Minister with the objective of ensuring its right to extend the concession of the Jaguara hydroelectric plant, pursuant to the terms of Clause 4 of Concession Contract 007/1997. The Company was granted an interim injunction on September 3, 2013, which is still in effect, to continue commercial operation of the Jaguara plant until a judgment was issued by the courts on the writ of mandamus. Judgment was issued on this action, denying Cemig GT’s writ of mandamus application. Before the result of that judgment was published, Cemig GT petitioned to the Federal Supreme Court (Supremo Tribunal Federal, or STF) seeking provisional remedy and asking for an interim injunction permitting it to continue operating and managing the plant. The interim injunction was granted on December 21, 2015, but the STF has not issued a final rulling on the provisional remedy yet.

In addition to the litigation relating to the Jaguara plant, Cemig GT has also applied for a writ of mandamus with respect to the São Simão plant against an act of the Mining and Energy Minister, in order to ensure its right to extend the concession of this plant.

The interim injunction originally obtained by the Company on December 19, 2014, to remain in control of commercial operation of the São Simão plant until the judgment on the writ of mandamus, was reviewed, and overturned, by the Reporting Judge on June 30, 2015. While this proceeding is ongoing, Cemig GT is still in control of the plant, and since September 2015 the power generated by the São Simão plant has been allocated to the Regulated Market and has been paid for under the ‘quota’ regime, whereby Cemig GT is entitled to receive an amount equal to the costs of operating and maintaining the plant and it subject to adjustments related to the performance of the generation of electricity, instead of being able to sell the energy in the Free Market. On September 23, 2016 Cemig GT appealed the reversal of the interim injunction to the Superior Court (Superior Tribunal de Justiça, or STJ), but there has been no judgement on the appeal yet, nor on the merits of the writ of mandamus.

For other hydroelectric plants, the concessions of which would expire for the second time by the year 2017, which include Três Marias, Salto Grande, Itutinga, Camargos, Piau, Gafanhoto, Peti, Tronqueiras, Joasal, Martins, Cajuru, Paciência, Marmelos, Dona Rita and Volta Grande,the company elected, in December 2012, not to accept the extension of their contracts under the terms of PM 579, and to continue to operate these facilities commercially until the termination of their respective concessions. As a result, with respect to the foregoing plants, with the exception of the Volta Grande plant, termination of the applicable concession occurred in July 2015.

During 2013 and 2014 Brazil experienced hydroelecrical shortages. A new regulatory framework was established by Provisional Measure 688/2015 (‘PM 688’), which became Law No. 13,203/2015. Among other matters, PM 688 and Law No. 13,203/2015 significantly altered Law No. 12,783/2013. Following publication of the tender documents for Generation Auction 12/2015 on October 7, 2015, which included the new regulatory provisions for renewal of concessions of existing plants stipulated by Law No. 13,203/2015, Cemig’s Board of Directors authorized our participation in Generation Auction 12/2015, and Cemig GT was successful at this auction, held at the BM&F Bovespa on November 25, 2015. Cemig won concessions for Lot D – which comprises the concessions for 18 hydroelectric plants: Três Marias, Salto Grande, Itutinga, Camargos, Cajuru, Gafanhoto, Martins, Marmelos, Joasal, Paciência, Piau, Coronel Domiciano, Tronqueiras, Peti, Dona Rita, Sinceridade, Neblina and Ervália. The total installed capacity of these plants is 699.5 MW, and their guaranteed basic offtake is 420.2 MW average.

These concession contracts have a period of 30 years beginning in January 2016 and expiring in January 2046 and, during the first half of 2016, were assigned by Cemig GT to 7 wholly-owned subsidiaries created for commercial operation of these concessions.

Distribution contracts: In relation to the extension of the distribution concession contracts, Cemig D, in accordance with Decree No. 7,805/2012 and Decree No. 8,461/2015, indicated acceptance of the extension of its concession contracts, and signed the Fifth Amendment to its Concession Contract in December 2015. This amendment guarantees extension of the foregoing concessions for a further 30 years from January 1, 2016 until January 2, 2046, but also requires the Company’s compliance with more stringent rules regarding service quality and with respect to the Company’s economic and financial sustainability, that must be met during the full 30 years of the concession.

Such compliance will be annually assessed by ANEEL, and if there is non-compliance the concession holder may be obliged to arrange for capital contributions by its controlling stockholders. Non-compliance for two consecutive years, or for a total of five non-consecutive years, will result in legal termination (caducidade) of the concession

Principal Regulatory Authorities

National Energy Policy Council – CNPE

In August 1997, the National Energy Policy Council (Conselho Nacional de Política Energética, or CNPE), was created to advise the Brazilian president regarding the development and creation of the national energy policy. The CNPE is presided over by the MME, and the majority of its members are officials of the Federal Government. The CNPE was created to optimize the use of Brazil’s energy resources and to assure the supply of electricity to the country.

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

National Electric Energy Agency – ANEEL

The Brazilian power industry is regulated by ANEEL, an independent federal regulatory agency. After enactment of the New Industry Model Law, ANEEL’s primary responsibility is to regulate and supervise the power industry in line with the policy to be dictated by MME and to respond to matters which are delegated to it by the Brazilian Federal Government and or the MME.

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

Electricity Trading Chamber – CCEE

One of the main roles of the CCEE is to conduct public auctions in the regulated market, including the auction of existing electricity and new electricity. Additionally, the CCEE is responsible, among other things, for (1) registering the volume of all the energy purchase agreements within the regulated market (Contratos de Comercialização de Energia no Ambiente Regulada, or CCEAR), and the agreements resulting from the free market, and (2) the accounting for and clearing of short-term transactions.

Under the New Industry Model Law, the price of electricity bought or sold in the spot market, known as the Differences Settlement Price (Preço de Liquidação de Diferenças, or PLD), takes into account factors similar to the ones used to determine the Wholesale Energy Market spot prices prior to the New Industry Model Law. Among these factors, the variation of the PLD will be mainly linked to the equilibrium between the market supply and demand for electricity as well as the impact that any variation on this equilibrium may have on the optimal use of the electricity generation resources by the ONS.

The members of the CCEE are generators, distributors, trading agents and Free Consumers, and its board of directors comprises four members appointed by these agents and one appointed by the MME, who is the chairman of the board of directors.

Energy Research Company – EPE

The Brazilian federal government created the Electricity Research Company, or EPE, by a decree of August 16, 2004. It is a state-owned company, responsible for carrying out strategic research on the energy industry – including electricity, oil, gas, coal and renewable energy sources. EPE is responsible for: (i) studying projections for the Brazilian energy matrix; (ii) preparing and publishing the national energy balance; (iii) identifying and quantifying energy resources; and (iv) obtaining the required environmental licenses for new generation concession holders. EPE’s research is used to support the MME in its policymaking role in the domestic energy industry. EPE is also responsible for approving the technical qualification of new electricity projects to be included in the related auctions.

The Electricity Sector Monitoring Committee – CMSE

Decree No. 5,175 of August 9, 2004 established the Electricity Sector Monitoring Committee, or CMSE, which acts under the direction of the MME. The CMSE, is responsible for monitoring and permanently evaluating the continuity and security of electricity supply conditions and for indicating necessary steps to correct identified problems.

Ownership limitations

On November 10, 2009, ANEEL issued Resolution No. 378, requiring it to notify the SDE (the Economic Law Secretariat – Secretaria de Direito Econômico – of the Ministry of Justice) if it identifies any act that may cause unfair competition or may result in significant market control – under Article 54 of Law 8,884 of June 11, 1994. After the notification, SDE must inform CADE. On November 30, 2011, Law No. 8,884 was revoked and replaced by Law No. 12,529 – which terminated the SDE and replaced it with the Competition General Management Unit (Superintendência Geral) – which, if necessary, will require ANEEL to analyze any such events, upon which CADE will decide if there should be any sanctions applied. Under Articles 37 and 45 of Law No. 12,529 these may vary from pecuniary penalties to dissolution or other disposition of the offending company.

Incentives for Alternative Sources of Power

In 2000, a federal decree created the Thermoelectric Priority Program (Programa Prioritário de Termeletricidade, or PPT), for the purpose of diversifying the Brazilian energy matrix and decreasing its strong dependency on hydroelectric plants.

In 2002, the Proinfa Program was established by the federal government to create certain incentives for development of alternative sources of energy, such as wind energy projects, Small Hydroelectric Power Plants and biomass projects.

Law No. 9,427/96, as amended by Law No. 10,762/03, further established that hydroelectric plants with an installed capacity of 1MW or less, generation plants classified as Small Hydroelectric Plants, and those with qualifying solar, wind, biomass or cogeneration sources, with capacity to supply 30MW or less, used for independent production or self-production, will have the right to a discount of at least 50% on the rates for use of the transmission and distribution system, charged on production and consumption of the energy sold. This legal provision was regulated by ANEEL through its Resolutions 077/2004, 247/2006 and 271/2007.

Also the government held two alternative energy generation auctions and four backup regulated auctions, for power from wind energy projects, SHP projects, or biomass projects.

Regulatory charges

Global Reversion Fund and Public Use Fund – RGR and UBP

In certain circumstances, power companies are compensated for assets used in connection with a concession if this concession is eventually revoked or is not renewed. In 1971, the Brazilian Congress created a Global Reversion Fund (Reserva Global de Reversão, or RGR), designed to provide funds for such compensation. In February 1999, ANEEL revised the assessment of a fee requiring all distributors, transmission companies and certain generators operating under public service regimes to make monthly contributions to the RGR at an annual rate equal to 2.5% of the company’s fixed assets in service, but not to exceed 3.0% of total operating revenues in any year. In recent years, the RGR has been used principally to finance generation and distribution projects.

The federal government has imposed a fee on IPPs reliant on hydrological resources, except for Small Hydroelectric Power Plants and generators under the public services regime, similar to the fee levied on public-industry companies in connection with the RGR. IPPs are required to make contributions to the Public Use Fund (Fundo de Uso de Bem Público, or UBP), according to the rules of the corresponding public bidding process for the granting of concessions. Until December 31, 2002 Eletrobrás received the UBP payments. Since then they have been paid directly to the federal government.

Since January 2013, the Global Reversion Fund has not been charged to: (i) any distribution companies; (ii) any transmission or generation utilities whose concessions have been extended under Law No. 12,783; or (iii) any transmission utilities that started their bidding procedure on or after September 12, 2012.

Fuel Consumption Account – CCC

The Fuel Consumption Account (Conta de Consumo de Combustível, or CCC), was created in 1973 to generate financial reserves to cover the high costs associated with the use of thermoelectric energy plants, especially in the Northern Region of Brazil, due to the higher operating costs of thermoelectric plants compared to hydroelectric plants. All electricity companies were required to contribute annually to the CCC. Annual contributions were calculated on the basis of estimates of the cost of fuel needed by the thermoelectric energy plants in the following year. The CCC was then used to reimburse generators operating thermoelectric plants for a substantial portion of their fuel costs. The CCC was administered by Eletrobrás.

Since January 2013, with the enactment of Law No. 12,783/2013, utilities and market participants are no longer required to contribute to the CCC.

Charge for the Use of Water Resources

With the exception of Small Hydroelectric Plants, all hydroelectric utilities in Brazil must pay fees to Brazilian states and municipalities for the use of hydrological resources. The amounts are based on the amount of electricity generated by each utility and are paid to the states and municipalities where the plant or the plant’s reservoir is located.

Energy Development Account – CDE

In 2002, the federal government instituted the Energy Development Account (Conta de Desenvolvimento Energético, or CDE), to be in effect for 25 years, funded by: (i) annual payments made by concession holders for the use of public assets; (ii) penalties and fines imposed by ANEEL; and, (iii) since 2003, the annual fees to be paid by agents offering electricity to final consumers, by means of a charge to be added to the rates for the use of the transmission and distribution system. The amounts are adjusted annually. The CDE was created to support: (1) development of electricity production throughout the country; (2) production of electricity from alternative sources; and (3) universalization of energy services throughout Brazil. With the enactment of Law No. 12,783/2013 these fees were used to contribute to reduction of electricity tariffs. The CDE is managed by Eletrobrás.

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

The ACR Account

Contracts held by distribution companies for a total supply of approximately 8,600 MW expired in December 2012. These contracts had been executed in the first auctions of energy from existing supply sources – in 2005, and the energy should have been re-contracted in a further auction, but the Brazilian Federal government did not hold the auction in 2012 because it expected that with the renewal of the concession contracts this supply would come from Assured Energy Quota Contracts. However, the energy supply that was renewed was lower than expected and the distribution companies were under-contracted by 2,000 MW in 2013, and by 2,500 MW in 2014. By 2015 the lower consumption of electricity fixed the under-contracted scenario lead the distribution to a regular energy balance situation. The ACR Account was established in 2014 to cover exposure that distribution companies could have as a result of under-contracted amounts. By 2015, the lower consumption of electricity eliminated the under-contracted shortfall and resulted in a more regular contract. Thus, the ACR Account was not needed to cover the exposure of distribution companies during 2015.

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

The hydrological situation of the system in 2013 and 2014, as explained above, raised the energy cost in the spot market to its highest level, causing the financial exposure of the distribution companies to reach billions of Reais. Since the cost of the distribution companies’ exposure is passed through to consumers only in the following year, this gap caused a problem in the companies’ cash flow. By 2015 the new price cap lower than 2014 and the “tariff flags” mechanism helped the distribution companies to balance their exposure so no new loan was necessary.

To deal with this, the government created the ACR Account, by Decree No. 8,221/2014 (of January 1, 2014), regulated by ANEEL Resolution No. 612/2004, which created an account to be managed by the CCEE, aiming to cover part or all of the costs resulting from the involuntary exposure to the spot market and of the dispatching of the thermal plants linked to the availability contracts in the regulated market. To cover these costs the CCEE obtained a financing from a group of private and public institutions. These funds were then passed to the distribution companies, as determined by Decree No. 8,221/2014 and ANEEL Resolution 612/2014. In 2014, R$21 billion was raised by this account and passed through to the distribution companies.

Starting in 2015, the total amount of these loans contracted was paid in 24 months, by means of the payment of charges through CDE, by all the distribution companies proportionally to their captive markets. This charge was added to the electricity rates charged by the distribution companies to their consumers.

Tariffs Flags

In 2015, ANEEL separated part of the variable energy costs of distributors, which were previously agreed to be applied in 2016, and created an additional fee on that would be passed on to consumers through their electricity bills. This system became known as “tariff flags.” The system provides consumers with a system disclosing the real costs of electricity generation. The system is a simple one: the colors of flags (green, yellow or red) indicate whether based on the conditions of electricity generation whether the cost of electricity to consumers will increase or decrease. When the system provides a green flag, the hydrological conditions for power generation are favorable and there should be no increase in the associated costs. If the conditions are somewhat less favorable, the system will indicate a yellow flag and there will be additional charges proportional to consumption, at a ratio of R$2.50 per 100 kWh (or fractions thereof). If conditions are even less favorable, the system will indicate a red flag and there will be an additional tariff imposed on consumers proportional to the consumption rate of R$4.50 per 100 kWh (or fractions thereof). Throughout the year 2015 the tariff flag remained in the red.

Energy Reallocation Mechanism

The Energy Reallocation Mechanism (Mecanismo de Realocação de Energia, or MRE), attempts to mitigate the risks involved in the generation of hydroelectric power by mandating that all hydro generators share the hydrological risks within the Brazilian Grid. Under Brazilian law, the revenue from sales by generators does not depend on the amount of energy they in fact generate, but on the “Guaranteed Energy” or “Assured Energy” of each plant, indicated in each concession agreement.

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

The MRE is efficient in mitigating the risks of individual plants that have adverse hydrological conditions in a river basin, but it does not succeed in mitigating this risk when low hydrological levels affect the whole Grid, or large regions of it. In extreme situations, even with the MRE, the aggregate generation of the whole System will not attain the levels of the total Assured Energy, and hydrological generators may be exposed to the spot market. In these situations, the shortage in hydro resources will be compensated by greater use of thermal generation, and spot prices will be higher.

In 2014 Brazil was subject to very adverse hydrological conditions, which resulted in a lower level of hydroelectric generation, and on the full utilization of thermoelectric plants of the system, as noted above. This led the plants of the MRE to generate at levels below their physical guarantee levels, causing an exposure for the generation companies to the short-term market. The proportion of the exposure is calculated by the ratio between the electricity generated by all the plants of the MRE and the total of all the physical guarantees. This ratio is called the Generation Scaling Factor or GSF (Fator de ajuste da energia). In 2014, the GSF was 0.91, which indicates that the generation companies had their physical guarantee reduced by 9% in that year. In 2015, this exposure continued to occur, despite of a slightly better hydrology, but with the continued thermal dispatch and lower energy consumption the GSF closed the year at 0.84.

During 2015, the low values of GSF’s in conjunction with high spot prices again left producers of hydroelectric generation with high financial exposure. Thus, starting in March 2015, generators began to obtain court injunctions to prevent such exposure. Such injunctions claimed that the GSF’s calculation methodology was wrong which caused undue exposure to producers. From March to September there was an exponential increase in the number of injunctions issued which led to a paralysis of the market. In order to address this situation the Brazilian federal government proposed (by means of MP 688) the renegotiation of the hydrological risk, enabling generators with ACR’s contracts to transfer the exposure to consumers in exchange for a risk’s premium payment to be deposited in the so-called tariff band deposit account (the tariff band surcharges are deposited in such account and transfers to the distribution concessionaires are made from this account as well) and would be indemnified for the losses suffered in 2015 by means of, among other measures, an extension of their power generation grants (concessions or authorizations, as the case may be) for up to 15 years. In other words, hydroelectric power plants would recover the costs incurred with GSF deficits retroactively to January 2015, and such recovery would form a “regulatory asset” which would be amortized over the term of the concession/authorization. If the remaining concession/authorization period is insufficient (i.e., not long enough to amortize the regulatory asset), then generating companies would have a concession/authorization extension (limited to 15 years). To be able to use the mechanism the companies have to waive all claims filed and all injunctions obtained, as well as waive any further rights they would have in connection with any such legal action. This mechanism enables plants with contracts signed in the regulated market and the free market to renegotiate them. However, the system and mechanism for renegotiating are different in the two markets. In both, this mechanism functions as a hedge – in which the generators bear the high cost of reserve of energy, and for their generation they receive the amount stipulated by the spot market price.

In the free market, the system did not have the same acceptance levels that were present in the regulated market, since the value of the risk premium was too high and, in order to hedge their GSF exposure, the generation companies would have to acquire reserve energy contracts. For these reasons, and considering that and there are other alternatives available in the free market to mitigate the hydrological risk, the voluntary negotiation, in general, was deemed inefficient by generation companies.

Consequently, acceptance of the mechanism by the regulated market was, approximately 90%. However, it was not accepted by the free market.

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

Distribution rates

Distribution rates are subject to review by ANEEL, which has the authority to adjust and review rates in response to changes in electricity purchase costs, charges payments or transmissions payments, or other factors related to market conditions. ANEEL divides the costs of all distribution companies into: (1) costs that are beyond the control of the distributor, or “Parcel A” costs; and (2) costs that are under the control of the distributor, or “Parcel B” costs. The rate adjustment is based on a formula that takes into account the division of costs between the two categories.

Parcel A costs include, among others, the following:

•	Regulatory Charges (CDE, TFSEE and Proinfa);

•	Costs of electricity purchased for resale (CCEARs, power from Itaipu, and bilateral agreements); and

•	Transmission charges (National Grid, the Transmission Frontier grid, transport of electricity from Itaipu, use of network for connection to other transmission companies, use of networks of other distribution companies, and the ONS).

Parcel B costs are those that are within the utility’s control, and include:

•	return on investment;

•	taxes;

•	regulatory default;

•	depreciation costs; and

•	costs of operation of the distribution system.

In general, Parcel A costs are fully passed through to consumers. Parcel B costs, however, are restated for inflation in accordance with the IGP–M inflation index (General Market Price Index – Índice Geral de Preços do Mercado), adjusted by the X Factor. Electricity distribution companies, according to their concession contracts, are also entitled to periodic revisions. These revisions aim: (i) to ensure necessary revenues to cover efficient Portion B operational costs and adequate compensation for investments deemed essential for the services within the scope of each company’s concession; and (2) to determine the X factor.

The X factor is used to adjust the proportion of the change in the IGP-M index that is used in the annual adjustments and to share the company’s productivity gains with final consumers.

In addition, holders of electricity distribution concessions are entitled to an extraordinary review of rates, on a case-by-case basis, in the event of unusual circumstances, to ensure their financial equilibrium and compensate them for unpredictable costs, including taxes that significantly change their cost structure.

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

Basis of measurement

The consolidated financial statements have been prepared based on historical cost, with the exception of the following material items recorded in the Statement of financial position (balance sheet):

•	Non-derivative financial assets measured at fair value through profit or loss.

•	Financial assets held for trading measured at fair value.

•	Financial assets of the Concession measured by the New Replacement Value (VNR), equivalent to fair value.

•	Financial liabilities related to put options, measured at fair value through discounted cash flow.

Critical Accounting Policies

The following discussion describes those areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. The accounting estimates we make in these contexts require us to make assumptions about matters that are highly uncertain.

The discussion addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation. For more detailed information about our Critical Accounting Policies and Estimates, please refer to Note 2 to our audited consolidated financial statements as of December 31, 2015 (the “Financial Statements”).

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

Property, plant and equipment

The assets in Property, plant and equipment are valued at the cost incurred on the date of their acquisition or formation, including deemed cost, and capitalized financial costs, less accumulated depreciation. The cost includes expenditures that are directly attributable to the acquisition of an asset. The cost of self-constructed assets includes the cost of materials and direct labor, and any other costs directly attributable to bringing the assets to a working condition for their intended use.

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

For the distribution activity assets – We measure the value of the assets which will not be fully amortized by the end of the concession agreement period and report this amount as a financial asset of the concession because it is an unconditional right to receive cash or other financial assets directly from the concession-granting power (“the grantor”). The portion of the assets of the concession that will be fully amortized during the concession period is recorded as an intangible asset and is amortized in full during the concession agreement period.

New assets are recorded initially as Intangible assets, valued at acquisition cost, including capitalized borrowing costs. When the assets are brought into operation they are split into financial assets and intangible assets, according to the criterion mentioned in the previous paragraph: the portion of the assets that is recorded in financial assets is valued based on the new replacement cost, having as a reference the amounts homologated by the grantor as the Remuneration Base of Assets (Base Regulatória de Remuneração, or BRR) in the tariff review process.

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

Auctions of electricity generation concessions

Provisional Measure 579/2012, enacted as Law 12,783/2013 on January 11, 2016, conditioned the acceptance of the concessions of 15 plants of Cemig GT (Cajuru, Camargos, Gafanhoto, Itutinga, Joasal, Marmelos, Martins, Paciência, Peti, Piau, Salto Grande, Três Marias, Tronqueiras, Dona Rita and Volta Grande), and those of the Jaguara, São Simão and Miranda plants to acceptance by the concession holder of predefined tariffs, although under certain circumstances concession holders could be compensated for the investments made in each plant and not yet amortized. Cemig GT did not agree with the terms for renewal and, therefore, did not renew the concession at that time.

In November 2015, Cemig GT took part in Auction 12/2015 and won the concessions for Lot D. Lot D comprised the concessions for 18 plants. For five of these, the concession had been previously held by Furnas S.A. The total assured average power offtake of the 18 plants is 420 MW, as follows:

Generating plant	Concession expiry date	Installed capacity (MW)	Average physical offtake guarantee level (‘Assured Energy’)—MW
Três Marias Hydroelectric Plant	Jan.2045	396.00	239.00
Salto Grande Hydroelectric Plant	Jan.2045	102.00	75.00
Itutinga Hydroelectric Plant	Jan.2045	52.00	28.00
Camargos Hydroelectric Plant	Jan.2045	46.00	21.00
Piau Small Hydroelectric Plant	Jan.2045	18.01	13.53
Gafanhoto Small Hydroelectric Plant	Jan.2045	14.00	6.68
Peti Small Hydroelectric Plant	Jan.2045	9.40	6.18
Tronqueiras Small Hydroelectric Plant	Jan.2045	8.50	3.39
Joasal Small Hydroelectric Plant	Jan.2045	8.40	5.20
Martins Small Hydroelectric Plant	Jan.2045	7.70	1.84
Cajuru Small Hydroelectric Plant	Jan.2045	7.20	2.69
Paciência Small Hydroelectric Plant	Jan.2045	4.08	2.36
Marmelos Small Hydroelectric Plant	Jan.2045	4.00	2.74
Coronel Domiciano Small Hydroelectric Plant	Jan.2045	5.04	3.59
Dona Rita Small Hydroelectric Plant	Jan.2045	2.41	1.03
Ervália Small Hydroelectric Plant	Jan.2045	6.97	3.03
Neblina Small Hydroelectric Plant	Jan.2045	6.47	4.66
Sinceridade Small Hydroelectric Plant	Jan.2045	1.42	0.35

		699.59	420.27

Please note that the information presented on installed capacity, guaranteed average offtake, and other operational information, is not part of the scope of an audit of financial statements, and has thus not been examined by the external auditors.

The contract for these plants provided Cemig with the concession for their commercial operation for the next 30 years until 2046, and requires that for 2016 the entirety of the output must be sold in the Regulated Market, under the Physical Guarantee Quota System (Sistema de Cota de Garantia Física, or CGF); and from 2017 until the end of the concessions, 70% of the output will be sold in the Regulated Market and 30% in the Free Market.

Cemig’s offer for the annual payment was R$499, and the single fee paid for the grant of the 30-year concession for the 18 hydroelectric plants was R$2.2 billion. Of this fee, 65% was paid on January 4, 2016, and the remaining 35% was paid on July 1, 2016. The contract was signed on January 5, 2016.

Depreciation and amortization

Depreciation and amortization is computed using the straight-line method, at annual rates based on the estimated useful lives of the assets, in accordance with ANEEL regulations and industry practice in Brazil.

Our accounting treatment for amortization of intangible assets depends on the nature of the intangible asset. Intangible assets linked to a service concession agreement, net of residual value, are amortized in accordance with IFRIC 12 on a straight-line basis over the concession period stipulated in the concession contract. Other intangible assets are amortized on a straight-line basis over the estimated useful economic lives of the assets in conformity with the amortization rates established by the concession authority.

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

The determination of the amount of our obligations for pension and other post-retirement benefits depends on certain actuarial assumptions. These assumptions are described in Note 21 to our consolidated financial statements and include, among others, the expected long-term rate of return on plan assets and mortality rate. While we believe that our assumptions are appropriate, significant differences in actual results or significant changes in our assumptions may materially affect our pension and other post-retirement obligations.

Provision for risks

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

Derivative instruments

Accounting for derivative transactions requires us to employ judgment to compute fair market values, which are used as the basis for recognition of the derivative instruments in our consolidated financial statements. Such measurement may depend on the use of estimates such as long-term interest rates, foreign currencies and inflation indices, and becomes increasingly complex when the instrument being valued does not have counterparts with similar characteristics traded in an active market. For more detailed information about Derivative Instruments please refer to Note 28 to our Financial Statements.

Cemig granted to Fundo de Participações Redentor, which is a stockholder in Parati, a put option to sell the totality of its shares in Parati, exercisable in May 2016. The exercise price of the option is calculated from the sum of the value of the amounts injected by the Fund into Parati, plus the running expenses of the fund, less Interest on Equity, and dividends, distributed by Parati. The exercise price is subject to monetary updating by the CDI (Interbank CD) Rate plus financial compensation at 0.9% per year. For more details please see note 14 to the financial statements.

Cemig GT and the private pension plan entities participating in the investment of SAAG entered into put option agreements exercisable by the funds in July 2021. The exercise price of the put options will correspond to the amount invested by each private pension plan, updated pro rata temporis by the IPCA index as published by the IBGE (Instituto Brasileiro de Geografia e Estatística), plus interest at 7% p.a., discounting dividends and interest on equity that have already been paid by SAAG to the private pension plan entities. For more details please see Note 14 to our financial statements.

Rules, interpretations and changes that came into effect on January 1, 2015, with possible impacts on the Company

The following rules and changes of rules came into effect during the business year:

•	Changes to IAS 19/CPC 33 (R1) –Defined-benefit plans: Contributions by employees.

•	IFRS Annual Improvements cycles: 2010-2012 and 2011-2013.

The Company has analyzed impacts of these changes and did not have material impacts in its financial statements.

New and revised rules and interpretations already issued and not yet adopted, with possible impacts for the Company

In effect for annual periods starting on or after January 1, 2016:

•	Changes to IFRS 11 –Joint Arrangements: Provide instructions on accounting for the acquisition of a “business combination” as defined by IFRS 3–Business Combinations.

•	Changes to IAS 1 –Presentation of Financial Statements: These offer guidance regarding the application of the concept of materiality.

•	Changes to IAS 16 and IAS 38: Provide clarification with respect to acceptable methods for depreciation and amortization.

•	Changes to IFRS 10, IFRS 12 and IAS 28 –Investment entities: Applying exception from consolidation: provide guidance as to the applicability to controlling entities that are subsidiaries of an investment entity, (as defined in the guidance) of provisions allowing for investment entities to not consolidate its subsidiaries in its financial statements but instead value them at fair value therein.

•	Changes to IFRS 5 provide guidance with respect to cases where an entity reclassifies a non-current asset from held for sale) from ‘held for sale’ to ‘held for distribution’ (or vice-versa).

•	Changes to IFRS 7 provide additional guidance to clarify whether a service contract constitutes continuous involvement in an asset transferred, for the purposes of the necessary disclosures in relation to the transferred assets.

•	Changes to IAS 19 clarified that the rate used to discount obligations for post-retirement benefits should be determined based on AA corporate bond yields at the end of the reporting period.

The Company is still evaluating the impacts that these new rules and alterations of existing rules will have on the amounts and disclosures presented in its consolidated financial statements.

In effect for annual periods starting on or after January 1, 2017:

•	Changes to IAS 12 – Recognition of deferred tax assets for non-realized losses.

•	Disclosure Initiative (Changes to IAS 7) – Changes IAS 7 –Statement of Cash Flows: Clarifies that entities should provide disclosure that enable users of financial statements to evaluate changes in liabilities arising from financing activities applicable to annual periods starting on or after January 1, 2017.

In effect for annual periods starting on or after January 1, 2018:

•	Changes to IFRS 10 and IAS 28 –Sale or Contribution of Assets between an Investor and its Associate or Joint Venture: Provides guidance with respect to situations that involve the sale or contribution of assets between an investor and its associate or joint-venture.

•	IFRS 9 –Financial instruments: Establishes that all financial assets recognized that are within the scope of IAS 39 must be subsequently measured at amortized cost or fair value.

In relation to the impairment of financial assets, IFRS 9 requires use of a forward-looking ‘expected loss’ impairment model, in contrast to the model of actual impairment stated in IAS 39.

•	IFRS 15 –Revenue from Contracts with Customers: In May 2014 IFRS 15 was issued and established a simple and clear model for companies to use in accounting for revenue arising from contracts with clients. IFRS 15 will replace the current guidance on recognition of revenue contained in IAS 18 –Revenues, IAS 11 –Construction Contracts, and the related interpretations, when it comes into effect.

In effect for annual periods starting on or after January 1, 2019:

•	IFRS 16 –Leases: With this new rule, lessors will have to recognize the liability for future payments and the right to use of the leased asset for practically all leasing contracts, including those currently classified as operational leasing contracts.

The Company is still evaluating the impacts that these new rules and alterations of existing rules will have on the amounts and disclosures presented in its consolidated Financial Statements.

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

	Year ended December 31,
	2015	2014	2013
Electricity sales:
Average rate to final consumers (R$/MWh)
Industrial rate	251.69	184.16	171.54
Residential rate	742.42	517.58	476.93
Commercial rate	614.86	435.65	390.06
Rural rate	416.27	267.85	244.72
Public services rate and others	473.41	320.05	284.49
Total sales to final consumers (GWh)
Industrial consumers	22,969	26,026	23,452
Residential consumers	9,830	10,014	9,473
Commercial consumers	6,434	6,395	6,035
Rural consumers	3,380	3,390	3,028
Public services and other consumers	3,422	3,462	3,371
Average rate (R$/MWh)	441.03	302.53	277.50
Total revenues (R$million)	20,319	14,922	12,597
Sales to distributors:
Volume (GWh)	10,831	14,146	16,127
Average rate (R$/MWh)	203.77	163.30	132.94
Total revenues (R$million)	2,207	2,310	2,144

Distribution rates

Our operational results have been significantly affected by fluctuations in the levels of rates that Cemig Distribution (Cemig D) is authorized to charge for distribution of electricity. The process of setting rates in Brazil has been influenced, historically, by government attempts to control inflation. With the restructuring of the Brazilian electricity sector, which began in 1995, and under the terms of the renewal of the concession contract that we signed with ANEEL in 1997, there have been significant changes in the process of setting tariffs.

Every year, in April, ANEEL issues a resolution that establishes the average annual rate adjustment for Cemig D (our distribution company). This rate (usually a positive figure, indicating increase) was 3.06% in 2013, 16.3% in 2014 and 41.41 % in 2015.

In January 2013 the Brazilian federal government enacted Law Nº 12,783, which removed some charges imposed on providers of electricity, reducing (i) the prices of electricity sold by those generators that had their concession agreements renewed, and also (ii) the prices for transmission of electricity, due to reduction of the Permitted Revenue of those transmission companies that had their concessions renewed. On January 24 of that year, ANEEL set new tariffs for the distributors, to pass through the effects of that law to consumers. This adjustment was made by an Extraordinary Tariff Review, for all the distributors. For Cemig, this tariff adjustment represented a reduction of invoiced revenue by 22%.

However, this adjustment did not affect our operational revenue, because it was applied only in the costs of Portion A, which are the costs which are not controllable.

On April 7, 2015 ANEEL defined the annual tariff adjustment for Cemig D (Distribution): an increase of 35.83%. This had the following components: (i) an increase of 29.99%, due to the Tariff Adjustment Index; (ii) an increase of 6.97% due to the variation in Portion A costs (CVA – non-manageable costs); and (iii) an increase of -1.12% related to other financial adjustments. Starting in 2013, subsidies given to certain consumers have been treated externally to the tariff figures, and no longer appear as a component of the tariff adjustment index.

The average annual tariff adjustments of Cemig D in 2015, 2014 and 2013, and the revisions of their respective components are given in this table:

	2015	2014	2013
Average annual/periodic rate adjustment	35.83%	14.76%	2.99%
Components
Tariff adjustment index	29.99%	10.77%	0.47%
Inter-year variation in fixed costs (CVA)	6.97%	2.78%	1.03%
Subsidies	0.00%	0.00%	1.45%
Other financial adjustments	-1.12%	1.23%	0.11%

On February 27, 2015, ANEEL defined new rates for the distributors. This adjustment was made by an Extraordinary Tariff, applicable to all distributors. This adjustment was applied a specific and simplified calculation procedure to treat material change costs of CDE and power purchase. For Cemig this tariff adjustment represented an increase of 28.8% in their tariffs, effective from March 2, 2015 to April 7, 2015.

On April 8, 2015, ANEEL determined the annual tariff adjustment to be applied to Cemig D. This adjustment resulted in an average increase of 12.61% in electricity tariffs paid by CEMIG D’s customers, effective from April 8, 2015 to April 7, 2016.

On May 24, 2016, Aneel determined that the Annual Tariff Adjustment should be applied to the tariffs of Cemig D. The result was an average increase in consumer electricity rates by 3.78%, in effect as of May 28, 2016 until May 27, 2017.

Transmission rates

The revenue adjustment of the electricity transmission grids owned by Cemig, as specified by the concession contract, is made annually in June. The concession contract previously established a four-year period between periodic revisions. Law No. 12,783/2013 (Extension of Concessions) amended the term to provide for a frequency of every five years, from 2013 onward.

In 2010, ANEEL approved the results for the second periodic revision, again with a reassessment of the entire asset base of Cemig GT. The results were released by means of Resolution 988 of June 18, 2010, setting a decrease in annual revenue of 15.88%. This was retroactively applied to 2009, since the regulator had been working on the definition of the rules to be applied for this revision.

The concession contract provides that revenues must be restated for inflation annually. Until January 2013, the index used to restate for annual inflation was the General Market Price inflation Index, or IGP–M. The IGP-M posted inflation of 4.26% from June 2011 to May 2012, increasing the revenue for the 2012–2013 cycle. In June 2011, ANEEL approved an increase in the transmission revenue of 5.0%. After the implementation of Law 12,783/2013, from 2013 onward concession contracts are amended to set IPCA inflation as the index used for the annual adjustment of transmission companies’ Permitted Annual Revenue (Receita Annual Permitida, or RAP).

At the end of 2012, the federal government renewed Cemig’s transmission concession and reduced its revenue, from January 2013, to R$148 million per year. It also removed from the amount of revenue two taxes previously included: the “Government Employees” Pension Fund Contribution’ (Programa de Formação do Patrimônio do Servidor Público, or Pasep) and the “Contribution to Finance Social Security” (Contribuição para o Financiamento da Seguridade Social, or “Cofins”).

In July 2013, as a result of the annual tariff adjustment, Cemig GT’s RAP was increased to R$199 million, resulting from the addition of revenue from new works, a portion for adjustments related to the previous year, and the inflation adjustment by the IPCA index. The total variation in the RAP from January to July of 2013 was 11.66%.

In July 2014, the annual tariff adjustment increased Cemig GT’s RAP to R$224 million – a further increase of 12.30%.

In July 2015, Cemig GT’s RAP was adjusted by 23.6%, due to the application of IPCA on revenue already approved and also due to the recognition of new reinforcements. Cemig Itajubá, in turn, had an increase of 4.1% of revenue approved for the 2015-2016 cycle, relating to the two concessions, totaling R$270.7 million.

In July 2016, the RAP of Cemig GT was increased by 26.2%, as a result of the application of the IPCA inflation index to the revenue previously approved, and also due to recognition of new improvements strengthening the network. The substation that had been put out to tender, Cemig Itajubá, ,which is No. 079/2000, was awarded a positive adjustment of 3.0%. The increase for the Itajubá facility was lower than average inflation as measured by the IGP-M index, due to the reduction of the RAP for this concession starting on the first half of 2017. The approved revenue for the 2016-17 period, for the two concessions, is an aggregate of R$340 million.

Rationing of electricity – and government measures to compensate electricity concession holders

In late 2000 and early 2001, low levels of rainfall, significant growth in demand for electricity, and Brazil’s significant dependence on hydroelectric generation sources resulted in an abnormal fall in levels at several of the reservoirs used by Brazil’s largest hydroelectric generation plants. In May 2001 the federal government announced a group of measures mandating reduction in consumption of electricity in response to those conditions. Under these measures, electricity distribution and generation companies (such as our Company) were reimbursed for the losses of revenue resulting from the rationing imposed by the federal government – arising either from lower sales volume, or lower sales prices of electricity, or from having purchases of electricity made on the CCEE. This compensation was given in the form of the right to charge extraordinary increases in electricity tariffs to consumers over a future period, which averaged 74 months, and ended in March 2008.

However, the New Industry Model (one of the principal purposes of which is to guarantee supply of electricity) created auctions for the Regulated Market (Ambiente de Contratação Regulado – ACR), in which it is possible to buy electricity from new plants to be built to guarantee supply. Since the New Industry Model was introduced, contracts for supply of approximately 47MW from new generation capacity to be provided by new-build plants have been placed in these auctions, supply to start over the period from 2008 through 2017.

Of this amount, a total of 5.97MW was contracted in ‘Reserve Auctions’ – that is to say, this power capacity is not committed to any contract, or to any minimum supply level.

In the rainy season of late 2012 and early 2013 (November 2012 to March 2013), there was much less rainfall than expected in Brazil’s Southeastern region, and due to this situation the thermoelectric plants were activated to generate complementary supply to meet the system’s electricity consumption needs. In this period the principal strategy of the National System Operator (Operador Nacional do Sistema Elétrico – ONS) was to preserve storage capacity in the reservoirs of hydroelectric plants, to ensure supply of the system’s energy needs over the whole of the year 2013.

This resulted in a high level of expenses on thermoelectric generation, and a sustained increase in the spot market price – which averaged R$121.29/MWh in July 2013.

In the rainy season of late 2013 and early 2014, rainfall in the Southeast was again significantly lower than the expected averages. This placed the system in a state of alert at the beginning of 2014, focusing on means of maintaining the capacity to supply the system’s consumption needs. Storage levels were again lower than expected for the period, and final figures for rainfall and flows in the period were awaited, to give a complete picture of the need for adjustments of load to preserve the capacity to serve the market.

Again in the rainy season of late 2014 and early 2015the rainfall in the Southeast was below the historic average, completing two consecutive rainy seasons with low precipitation in the Southeast. As the reservoirs finished 2014 with the lowest recorded historic level, the ONS continued to dispatch all the thermoelectric generation through 2015 and hope for a load reduction. By March 2015 the government decided to remove some subsidies in the energy tariff leading it to a rise of 50%, this tariff rise and the industrial load reduction due to the effect of economy recession gave the system a relief in the first semester of 2015.

During the winter (dry season) of 2015, the climate began to change due to the effect of El Niño (climate phenomenon that occurs when Pacific Ocean gets warmer than average). This phenomenon affects the rain in Brazil bringing more rain to the south and less to the north and northeast. With rain in the south being above average from June to December, the system ended 2015 with a reservoir condition better than it did in 2014. By 2016, still under El Niño’s effect the Southeast had an above historic average rainfall in January leading to a great recover in the south east reservoir. Due to these improved conditions for hydroelectric generation, in February 2016 the ONS began to reduce thermoelectric generation.

Exchange rates

Substantially all of our revenues and operating expenses are denominated in reais. However, we have some foreign currency-denominated debt. As a result, in reporting periods when the real declines against the U.S. dollar or other foreign currencies in which our debt is denominated, our operating results and financial position are adversely affected. Foreign exchange gain or loss and monetary variation gain or loss may impact our results of operations in periods in which there are wide swings in the value of the real relative to the U.S. dollar or high inflation. We have a number of financial and other contracts under which we owe, or are entitled to, amounts in respect of monetary variation as measured by an index of price inflation in Brazil. In 2012, the Company had swap contracts for the purpose of converting the original interest rate, of a particular financing, from an interest rate based on the variation in the exchange rate of the U.S. dollar, to an interest rate based on the Brazilian Interbank CD Rate (the Certificado de Depósito Interbancário, or CDI, Rate). These transactions were settled during 2013.

Operating Results

Year ended December 31, 2015 compared to the year ended December 31, 2014

Net operating revenues

Net operating revenues increased 8.97% from R$19,540 million in 2014 to R$21,292 million in 2015.

	2015	% of net operating revenues	2014	% of net operating revenues	2015 versus 2014%
	(in millions of R$)		(in millions of R$)
Electricity sales to final consumers	20,319	95.4	14,922	76.4	36.2
Revenue from wholesale supply to other concession holders	2,207	10.4	2,310	11.8	(4.5)
CVA (compensation for changes in ‘Portion A’ items ) account and Other financial components of tariffs	1,704	8.0	1,107	5.7	53.9
Revenue from use of the electricity distribution grid – TUSD	1,465	6.9	855	4.4	71,3
Revenue from use of the concession transmission system	261	1.2	557	2.9	(53.1)
Transmission indemnity revenue	101	0.5	420	2.1	(76.2)
Construction revenues	1,252	5.9	941	4.8	33.0
Transactions in electricity on the CCEE	2,425	11.4	2,348	12.0	3.3
Supply of gas	1,667	7.8	422	2.2	295.0
Other operating revenues	1,440	6.7	1,284	6.5	12.1
Taxes on revenue and regulatory charges	(11,549)	(54.2)	(5,626)	(28.8)	105.3
Total net operating revenues	21,292	100.0	19,540	100.0	9.0

Electricity sales to final consumers

Total revenue from electricity sales to final consumers (excluding Cemig’s own consumption) was R$20,319 million in 2015, representing an increase of 36.17% over 2014 (R$14,922 million).

The variation mainly reflects the following insights:

•	Annual tariff adjustment for Cemig D, with average effect on consumer tariffs of 14.76%, effective from April 8, 2014 (full effect in 2015).

•	The Extraordinary Tariff Adjustment (RTE) for Cemig D, which resulted in an average increase in consumers’ tariffs of 28.76%, applicable from March 2, 2015.

•	An annual tariff adjustment, with average effect on consumer tariffs of 7.07%, effective from April 8, 2015.

•	Creation, in 2015, of the ‘Tariff Flag’ mechanism, at the following rates per 100 kWh consumed: (i) as from January 2015, R$1.50 per 100kWh for the Yellow Flag tariff, and R$3.00 for the Red Flag tariff; (ii) as from March 2015, R$2.50 per 100kWh for the Yellow Flag tariff and R$5.50 for the Red Flag tariff; and finally (iii) from September 2015, R$2.50 for the Yellow Flag tariff and R$4.50 for the Red Flag tariff. The Red Flag rates were in effect for the whole of 2015.

•	Volume of electricity sold in 2015 was 10.35% lower than in 2014.

Market Evolution

The total for sales of Cemig’s consolidated electricity market comprises sales to: (i) captive consumers in Cemig’s concession area in the State of Minas Gerais, (ii) Free Consumers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL), (iii) other agents of the electricity sector – traders, generators and independent power producers, also in the Free Market, (iv) distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and (v) sales in the Wholesale Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE), eliminating transactions between companies of the Cemig Group.

The total volume of electricity sold by Cemig in 2015 was 10.3% less than in 2014.

	GWh
	2015	2014	Var %
Residential	9,830	10,014	(1.8)
Industrial	22,969	26,026	(11.7)
Commercial, Services and Others	6,434	6,395	0.6
Rural	3,380	3,390	(0.3)
Public Power	892	891	0.1
Public Illumination	1,326	1,298	2.2
Public Service	1,204	1,273	(5.4)
Subtotal	46,035	49,287	(6.6)
Own Consumption	38	37	2.7
	46,073	49,324	(6.6)
Supply to Other Concessionaires (1)	10,831	14,146	(23.4)
Total	56,904	63,470	(10.3)

(1)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Comments on the various consumer categories:

•	Residential: Residential consumption in 2015 was 1.84% lower than in 2014. This reflects a reduction of consumption which we believe was a reaction to the significant increases in the rates charged to final consumers during 2015 – and the application of the “Flag Tariff” rates during 2015. Average monthly consumption per consumer in 2015 was 126.5 KWh/month, or 3.6% less than in 2014 (131.2 KWh/month) – this was the first year-on-year reduction in this category since 2008.

•	Industrial: Consumption by captive and Free industrial clients was 11.74% less than in 2014, due mainly to contracts terminating at the end of 2014 not being renewed with Cemig GT, and lower levels of economic activity than in 2014 – a factor that directly affects industrial consumption of electricity.

•	Commercial, Services and Others: Consumption by captive and Free Consumers both inside the concession area in Minas Gerais and outside the state, was 0.6% higher in 2015, mainly reflecting higher volumes invoiced by Cemig GT and its wholly-owned subsidiaries to Free Consumers – offset by lower volume invoiced to the captive consumers of Cemig D.

•	Rural: Total consumption by rural consumers was 0.31% lower in 2015, than in 2014 reflecting less use of irrigation, and the higher price of electricity during 2015, increasing farmers’ production costs.

•	Other categories: Consumption by the other consumer categories (public authorities, public lighting, public services and Cemig’s own consumption) was 1.13% lower in 2015 than in 2015.

Revenue from wholesale supply to other concession holders

Revenue from wholesale supply to other concession holders was R$2,207 million in 2015, or 4.46% less than in 2014 (R$2,310 million). It reflects a decrease in volume of electricity sold to other concession holders of 23.43% compared to in the previous year: 10,831 GWh in 2015, compared to 14,146 GWh in 2014.

Revenue from use of the electricity distribution grid (TUSD)

This is revenue from the charging of the Tariff for Use of the Distribution System (Tarifa de Uso do Sistema de Distribuição, or TUSD), to Free Consumers, for transport of electricity sold. In 2015 this revenue was R$1,465 million, 71.35% more than in 2014 (R$855 million).

The increase reflects the increase in the tariff for free consumers, as from April 8, 2014, of 8.79% (full effect in 2015), and the further impact of tariff increases of 96.21% in 2015. The 2015 increases were mainly due to passing through of the increase in the quota payable for the Energy Development Account (Conta de Desenvolvimento Energético, or CDE) (See Note 10 of the Financial Statements). The effect of the increase in tariffs was partially offset by the effect of lower activity in the industrial sector – which consumed 11.74% less electricity than in 2014.

The CVA Account and Other financial components, in tariff increases

Cemig recognizes the difference between actual non-controllable costs (in which the CDE and electricity bought for resale are significant components) and the costs that were used as the basis for determining the rates charged to consumers. This balance – the amount that will be passed through to clients in Cemig D’s next tariff adjustment – has been recorded as an operational revenue item of R$1,704 million in 2015, compared to R$1,107 million in 2014.

Revenue from use of the concession transmission system

Revenue from use of the concession transmission system totaled R$261 million in 2015, compared to R$557 million in 2014, a decrease of 53.1%. This was mainly due to a reduction in the revenues related to the conection from the generation system to the transmission system.

Transmission indemnity revenue

Transmission indemnity revenue totaled R$101 million in 2015, compared to R$420 million in 2014, a decrease of 76.2%. The higher revenue recorded in 2014 is due to the diference between the accounting amounts previously recorded by Cemig related to the transmission assets and the preliminary indemnity amount approved by Aneel related to such assets. The amount recorded in 2015 represents an adjustment of the amount recorded in 2014 and in prior years.

Revenue from transactions in electricity on the CCEE

Revenue from transactions in electricity on the CCEE was R$2,425 million in 2015, compared to R$2,348 million in 2014, representing an increase of 3.28%. The components of this figure were: (i) Higher total volume sold, at 7,157,641 MWh in 2015, compared to 3,354,224 MWh in 2014; and (ii) the Spot Price (Preço de Liquidação de Diferenças, or PLD) in the wholesale market 58.31% lower (at R$287.20/MWh in 2015, compared R$688.89/MWh in 2014).

Revenue from supply of gas

Cemig reported revenue from supply of gas totaling R$1,667 million in 2015, compared to R$422 million in 2014, representing an increase of 295.02%. The variation reflects the fact that results for Gasmig began to be consolidated into Cemig’s results in October 2014 (in 2014 the revenue reported corresponds to only 3 months).

Construction revenues

Construction and infrastructure revenue (in transmission and distribution) totaled R$1,252 million in 2015, compared to R$942 million in 2014, an increase of 32.91%. This revenue is fully offset by Construction costs, of the same amount, and corresponds to the Company’s investments in assets of the concession during the period.

Other operating revenues

Other operating revenues totaled R$1,440 million in 2015, compared to R$1,284 million in 2014, an increase of 12.1%. This was mainly due to an increase in the revenue from subsidies applicable to users of distribution services, which amount was reimbursed by Eletrobras. Those subsidies totaled R$996 million in 2015, compared to R$790 million in 2014.

Deductions from Revenue

Taxes and charges applied to operational revenue in 2015 were R$11,549 million, or an increase of 105.30% from 2014 (R$5,626 million). This was mainly due to an increase in the CDE costs (explained in more detail below) and also higher net revenues (most of these charges are calculated simply as percentages of revenue).

The Energy Development Account – CDE

Payments to the Energy Development Account (CDE) are decided by an Aneel Resolution. The purpose of the CDE is to cover costs of concession indemnities, tariff subsidies, the subsidy for balanced tariff reduction, the low-income consumer subsidy, the coal consumption subsidy, and the Fuels Consumption Account (CCC).

Charges for the CDE in 2015 were R$2,870 million, compared to R$211 million in 2014. This is the result of the new budget for the CDE in 2015, in which Aneel increased the annual amount to be paid by Cemig D, which is passed through to the consumer in the Sector Charges component of tariffs.

This is a non-manageable cost: the difference between the amounts used as a reference for setting of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Consumer charges – the “Tariff Flag” system

In 2015, with the creation of the Tariff Flag mechanism, Cemig attributed, within Consumer charges, a total of R$1,067 million arising from the Tariff Flag system.

Operating costs and expenses

Operational costs and expenses, excluding Financial Revenue (expenses) in 2015 were R$ 18,317 million, 26.8% more than in 2014 (R$ 14,451 million). For more information please refer to Note 25 to our Financial Statements.

	2015	% of net operating revenues	2014	% of net operating revenues	2015 versus 2014%
	(in millions of R$)		(in millions of R$)
Electricity purchased for resale	(9,542)	(44.8)	(7,428)	(38.0)	28.5
Gas purchased for resale	(1,051)	(4.9)	(254)	(1.3)	313.8
Charges for the use of transmission facilities of the basic grid	(999)	(4.7)	(744)	(3.8)	34.3
Depreciation and amortization	(835)	(3.9)	(801)	(4.1)	4.2
Personnel	(1,435)	(6.7)	(1,252)	(6.4)	14.6
Employees’ and managers’ profit shares	(137)	(0.6)	(249)	(1.3)	(45.0)
Outsourced services	(899)	(4.2)	(953)	(4.9)	(5.7)
Post-employment obligations	(156)	(0.7)	(212)	(1.1)	(26.4)
Materials	(154)	(0.7)	(381)	(1.9)	(59.6)
Provisions for operating losses	(1,402)	(6.5)	(581)	(3.0)	141.3
Construction costs	(1,252)	(5.9)	(942)	(4.8)	32.9
Other operating expenses, net	(455)	(2.1)	(654)	(3.3)	(30.4)

Total operating costs and expenses	(18,317)	(86.0)	(14,451)	(74.0)	26.8

The following are the main variations in expenses between 2015 and 2014:

The expense on electricity purchased for resale in 2015 was R$9,542 million. Compared to R$7,428 million in 2014, representing an increase of 28.46%. The main factors contributing to such increase are:

•	Expense on electricity acquired via auctions was 22.70% higher, at R$3,978 million in 2015, compared to R$3,242 million in 2014, arising mainly from availability contracts, due to expenditure on fuel for generation by the thermal plants.

•	Expense on electricity from Itaipu Binacional was 108.92% higherin 2015 than in 2014. This amount, indexed to the U.S. dollar, was R$1,734 million in 2015, compared to R$830 million in 2014. This reflects both an increase in the tariff in U.S. dollarsfrom US$ 26.05/kW-month in 2014 to US$ 38.07/kW-month as from January 2015, and also the appreciation of the U.S. dollar against the Real in 2015, compared to 2014. The average exchange rate for the U.S. dollar in invoices in 2015 was R$3.38, or 43.83% higher than the average rate of R$2.35 used in invoices in 2014.

•	The expense on electricity purchased in the free market was 56.75% higher, at R$2,762 million in 2015, compared to R$1,762 million in 2014. The difference mainly reflects that the volume of electricity purchased for resale by Cemig GT was 48.10% higher in 2015 (at 15,273,685 MWh), than in 2014 (10,313,226 MWh), reflecting lower generation capacity, with the termination of the concessions of some plants.

•	The cost of purchases of supply in the spot market was lower by 25.97% in 2015 compared to 2014, at R$935 million in 2015, compared to R$1,263 million in 2014, reflecting the lower cost of electricity in the wholesale market in 2015.

Charges for use of the transmission facilities of the basic grid totaled R$999 million in 2015, compared to R$744 million in 2014, represents an increase of 34.27%.

This expense is payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. The amounts to be paid are set by an Aneel.

This is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated in the subsequent tariff adjustment.

Provisions for operating losses in 2015 totaled R$ 1,402 million, compared to R$ 581 million in 2014, an increase of 141.31%. This change mainly reflected provisions, of R$ 1,079 million and R$ 119 million, respectively, made in 2015 for losses relating to put options on equity interests in Parati, and SAAG (the Santo Antônio plant investment). More details on the criteria for making of these provisions are in Note 14 to our Financial Statements (Under Put options).

Personnel expenses were R$1,435 million in 2015, compared to R$1,252 million in 2014, an increase of 14.62%. This increase is primarily due to the following items:

•	Salary increases, under the Collective Agreemententered into between us and the unions which represent our employees (“Collective Agreement”) of 6.34%, coming into effect in November 2014 (full effect in 2015).

•	Salary increases of 3% beginning in March 2015, as a result of the collective negotiation decided by the courts on application from organizations representing the employees.

•	Salary increases, under the Collective Agreement, of 10.33%, as from November 2015.

Expenses on raw materials and inputs for production of electricity in 2015 totaled R$84 million, compared to R$282 million in 2014 , representing a reduction of 70.21%. This reflects lower acquisition of fuel oil in 2015 for burning by the Igarapé thermal plant because that plant was shut down during the year for maintenance and the installation of new equipment.

Infrastructure construction costs totaled R$1,252 million in 2015, compared to R$942 million in 2014, an increase of 32.91%. This line records the Company’s investment in assets of the concession in the period, and is fully offset by the line “Construction Revenue”, in the same amount.

Outsourced services totaled R$899 million in 2015, compared to R$953 million in 2014, a decrease of 5.7%. This was mainly due to a R$62 million reduction in outsourced services related to collections and meter reading of the distribution business.

Employees’ and managers’ profit shares totaled R$137 million in 2015, compared to R$249 million in 2014, a decrease of 45.0%. This was mainly due to a reduction in Cemig’s net income in 2015 compared to 2014, since this is the main determinant of profit sharing.

In 2015, the company recorded an expense of R$1,051 million on acquisition of gas, compared to an expense of R$254 million in 2014, an increase of 313.78%. This increase can be explained by the fact that results and data for Gasmig began to be consolidated into Cemig’s results in October 2014 (in 2014 the revenue reported corresponds to only 3 months).

Fair value results in corporate operation

In 2015 the Company posted a gain of R$729 million relating to valuation at fair value of the assets of Aliança Geração de Energia. This is described in more detail in Note 14 to our Financial Statements.

Equity gain (loss) in subsidiaries

In 2015 Cemig posted a net gain by the equity method of R$393 million, compared to a net loss of R$210 million in 2014. This was mainly due Madeira Energia reporting a loss of R$2 million in 2015, compared to a loss of R$388 million in 2014. In 2015, as a result of the Eletrobras’ internal investigation, Cemig recorded a loss of R$23 million in Cemig’s equity in earnings of unconsolidated investees for Aliança Norte, Amazônia Energia and Light, from its interest in Amazonia Energia. This variation is mainly due to a specific loss registered by Madeira in the previous year related to the contract with the construction company and also to losses in electricity operations in the investee.

Net Financial Expenses

Cemig had net financial expenses of R$735 million in 2015, compared to net financial expenses of R$1,101 million in 2014. The main factors affecting our net financial expenses were:

•	Recognition, as from 2015, of the foreign exchange variation and monetary updating on the balances of the CVA and the Other financial components elements of tariff adjustments, representing an increase in financial revenue of R$68 million in 2015.

•	A higher gain on updating of Financial assets in the Remuneration Assets Base (BRR): this represented an item of R$606 million in 2015, compared to R$58 million in 2014. This reflected:

—	Alteration of the index used. In November 2015 Aneel ordered an alteration of the index of the BRR from the IGP-M inflation index to the IPCA inflation index. This change generated an adjustment retrospectivelly calculated from to January 2013. The effect of this change in financial revenue recorded in December 2015 was R$143 million.

—	Higher variation in the present index of the BRR – the IPCA index – which was 10.67% in 2015, compared to a variation of 3.69% in the IGP-M index in 2014.

—	In June 2014, there was a reversal in the monetary updating of the BRR, totaling R$110 million, due to the final, definitive, homologation of the value of the BRR of Cemig D.

•	Recognition of monetary updating on deposits linked to legal actions, representing a gain in financial revenue of R$212 million in 2015.

•	Higher expenses of exchange rate variations on loans and financings, and Itaipu Binacional, which totaled R$172 million in 2015, compared to R$26 million in 2014. This reflects the effects on Cemig D of the higher variation of the U.S. dollar in 2015 (47.01% over 2015, compared to 13.39% in 2014);

•	Charges for loans and financings were 48.87% higher at R$1,386 million during 2015, compared to R$931 million in 2014. This mainly reflects higher debt indexed to the CDI Rate and also the higher CDI rate itself, in 2015 (representing 13.23% in the year, compared to 10.81% in 2014);

•	Expense on monetary correction of loans and financings was 42.80% higher, at R$387 million in 2015, compared to R$271 million in 2014. This reflects a higher variation in the IPCA inflation index in the period (10.67% in 2015, compared to 6.41% in 2014).

•	Revenue from cash investments was 15.77% lower, at R$251 million in 2015, compared to R$298 million in 2014 – due to a lower amount of cash invested in 2015.

Please see the Net Financial Expenses and Incomes composition at Note 26 to our financial statements.

Income tax and the Social Contribution tax

In 2015, the expense on income tax and the Social Contribution tax totaled R$893 million, on pre-tax profit of R$ 3,362 million, an effective rate of 26.56%.

In 2014, the expense on income tax and the Social Contribution tax totaled R$1,343 million, on pre-tax profit of R$4,479 million, an effective rate of 29.98%. There is a reconciliation of these effective rates with the nominal tax rates in Note 10 to our Financial Statements.

Year ended December 31, 2014 compared to the year ended December 31, 2013

Net operating revenues

Net operating revenues increased 33.6% from R$14,627 million in 2013 to R$19,540 million in 2014.

	2014	% of net operating revenues	2013	% of net operating revenues	2014 versus 2013%
	(in millions of R$)		(in millions of R$)
Electricity sales to final consumers	14,922	76.4	12,597	86.1	18.5
Revenue from wholesale supply to other concession holders and Proinfa	2,310	11.8	2,144	14.7	7.7
CVA (compensation for changes in ‘Portion A’ items ) account and Other financial components of tariffs	1,107	5.7	—	—	—
Revenue from use of the electricity distribution grid – TUSD	855	4.4	1,008	6.9	(15.2)
Revenue from use of the concession transmission system	557	2.9	404	2.8	37.9
Transmission indemnity revenue	420	2.1	21	0.1	1,900.9
Construction revenues	941	4.8	975	6.7	(3.4)
Transactions in electricity on the CCEE	2,348	12.0	1,193	8.2	96.8
Other operating revenues	1,706	8.7	1,047	7.2	62.8
Taxes on revenue and regulatory charges	(5,626)	(28.8)	(4,762)	(32.6)	18.1
Total net operating revenues	19,540	100.0	14,627	100.0	33.6

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

The total volume of electricity sold by Cemig in 2014 was 3.2% more than in 2013.

	GWh
	2014	2013	Var %
Residential	10,014	9,473	5.7
Industrial	26,026	23,452	11.0
Commercial, Services and Others	6,395	6,036	5.9
Rural	3,390	3,028	12.0
Public Power	891	861	3.5
Public Illumination	1,298	1,267	2.4
Public Service	1,273	1,242	2.5
Subtotal	49,287	45,359	8.7
Own Consumption	37	35	5.7
	49,324	45,394	8.7
Supply to Other Concessionaires (*)	14,146	16,127	(12.3)
Total	63,470	61,521	3.2

(*)	Includes Energy Trading on Regulated Market Agreements (Contrato de Comercialização de Energia no Ambiente Regulado or CCEAR) and bilateral agreements with other agents;

Comments on the various consumer categories:

•	Residential: Consumption by the residential category grew by 5.70% in 2014, from 2013. The increase is associated mainly with connection of new consumers, higher temperatures in the year, and more use of air conditioners or ventilators in homes. The average monthly consumption per consumer rose by 2.2% from 2013, to 131.2 kWh/month, the highest level since 2001.

•	Industrial: Consumption by free and captive industrial clients was 10.98% higher than in 2013, mainly reflecting volume of electricity invoiced to Free Consumers 13.7% higher in the year, as new clients were added, and as available supply was redirected following the termination, in December 2013, of supply contracts in the Regulated Market, to the Free Market.

•	Commercial: Consumption by Free and Captive commercial clients in Cemig’s concession area in Minas Gerais, and outside the State, was 5.9% higher in 2014, basically reflecting connection of new consumer units, and also an increase of consumption, principally through air conditioners as a result of the high temperatures in 2014.

•	Rural: Consumption by rural consumers grew by 11.94% in the year, reflecting increase demand for electricity for irrigation, due to the a-typical climate conditions over the year of 2014, with less rain and higher temperatures.

•	Other consumer categories: Consumption by the other consumer categories (public authorities, public lighting, public services and Cemig’s own consumption) was 2.8% higher in 2014.

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

Revenue from use of the electricity distribution grid (TUSD)

This is revenue from charging of the Tariff for Use of the Distribution System (Tarifa de Uso do Sistema de Distribuição, or TUSD), to Free Consumers, for transport of electricity sold. Revenue from the use of the electricity distribution system (TUSD) decreased 15.18%, from R$1,008 million in 2013 to R$855 million in 2014.The difference is mainly caused by the factors affecting Cemig D, such as (a) lower industrial activity in the sector – reflected in 10.3% lower volume of energy transported; and (b) the tariff impact for Free Consumers as from April 8, 2013, with reduction of the TUSD by 33.2%, which began to be offset by the increase of 8.8% as from April 8, 2014.

The CVA Account and Other financial components in tariff increases

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

Revenue from transactions in electricity on the CCEE

Revenue from transactions on the wholesale electricity market through the Electricity Trading Chamber (Câmara de Comercialização de Energia, or CCEE) totaled R$2,348 million in 2014, compared to R$1,193 million in 2013– an increase of 96.8% from the previous year. This basically reflects the increase of 161.88% in the average price in the wholesale market, resulting from the low level of reservoirs of the hydroelectric plants in 2014 (R$688.89/MWh in 2014, compared to R$263.06/MWh in 2013).

Transmission indemnity revenue

Transmission indemnity revenue totaled R$420 million in 2014, compared to R$21 million in 2013, an increase of 1,900.9%. The higher revenue recorded in 2014 is due to the diference between the accounting amounts previously recorded by Cemig related to the transmission assets and the preliminary indemnity amount disclosed by Aneel related to such assets.

Construction revenues

Construction revenues were R$34 million lower, compared to R$975 million in 2013 and R$941 million in 2014, due to a smaller investment in concession assets. These revenues represent the investments in concession assets. See Note 25 to our financial statements.

Other operating revenues

Other operating revenue increased by R$659 million, or 62.9%, from R$1,047 million in 2013 to R$1,706 million in 2014. Our other operating revenues are:

	2014	2013
	(in millions of reais)
Supply of Gas	422	—
Charged service	11	10
Telecommunications services	135	127
Services rendered	118	122
Grants (*)	790	673
Rentals and leasing	81	57
Other	149	58

Total	1,706	1,047

(*)	Revenue recognized for the tariff subsidies applicable to users of distribution services, reimbursed by Eletrobrás.

The higher figure in 2014 was mainly due to inclusion of the revenue from supply of gas, R$422 million, because of the change in the accounting system to consolidation of Gasmig, as from October 2014.

Taxes and charges applicable to revenues

Taxes and charges on revenues were R$5,626 million in 2014 compared to R$4,763 million in 2013, representing a growth rate of 18.1%. This mainly reflects the increases in Revenue, to which they are applied.

Operating costs and expenses

Operating costs and expenses, excluding Financial Revenue (expenses) in 2014 were R$14,451 million, 28.6% more than in 2013 (R$11,232 million). For more information please refer to Note 25 to our financial statements.

	2014	% of net operating revenues	2013	% of net operating revenues	2013 versus 2012%
	(in millions of R$)		(in millions of R$)
Electricity purchased for resale	(7,428)	(38.0)	(5,207)	(35.6)	42.7
Gas purchased for resale	(254)	—	—	—	—
Charges for the use of transmission facilities of the basic grid	(744)	(3.8)	(575)	(3.9)	29.4
Depreciation and amortization	(801)	(4.1)	(824)	(5.6)	(2.8)
Personnel	(1,252)	(6.4)	(1,284)	(8.8)	(2.5)
Employees’ and managers’ profit shares	(249)	(1.3)	(221)	(1.5)	12.7
Outsourced services	(953)	(4.9)	(917)	(6.3)	3.9
Post-employment obligations	(212)	(1.1)	(176)	(1.2)	20.5
Materials	(381)	(1.9)	(123)	(0.8)	209.8
Royalties for usage of water resources	(127)	(0.6)	(131)	(0.9)	3.1
Provisions for operating losses	(581)	(3.0)	(305)	(2.1)	90.5
Construction costs	(942)	(4.8)	(975)	(6.7)	3.4
Other operating expenses, net	(527)	(2.7)	(493)	(3.4)	6.5

Total operating costs and expenses	(14,451)	(74.0)	(11,231)	(76.8)	28.7

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

The expense on electricity from Itaipu Binacional was 18.3% lower in 2014, at R$830 million in 2014, than in 2013 (R$1,016 million), reflecting a volume of electricity purchased 28.7% lower, at 6,254,980 MWh in 2014, compared to 8,777,227 MWh in 2013. This electricity is priced in dollars, and the effect of this reduction in quantity was partially offset by the appreciation of the dollar against the Real in 2014. The average exchange rate for the dollar in invoices in 2014 was R$2.4, compared to R$2.16 in 2013 – an increase of 8.8%.

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

Provisions for operating losses were 90.5 higher in 2014, at R$581 million, compared to R$305 million in 2013. The main factors in the reduction were:

A provision of R$195 million made in 2014, comprising: R$166 million on the valuation of the put option for shares in Parati, and R$29 million from the same effect in the put options for shares in SAAG (investment in Madeira Energia), signed between Cemig GT and private pension plan entities. For more details please see Explanatory Note 14 to our financial statements.

Provisions for employment-law legal actions R$71 million higher in 2014 (at R$242 million, compared to R$171 million in in 2013). This mainly reflects a provision of R$127 million in 2014 resulting from the salary increase of 3% in real terms for the employees, resulting from the judicial arbitration, sought by representatives of the employees, on an annual collective employment agreement. More details are in note 22 to our financial statements.

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

Net Financial Expenses

Net financial expenses were R$1,101 million in 2014 compared to net financial revenues of R$309 million in 2013. The main factors that impacted our net financial results in 2014 were:

In 2013 Cemig recorded a gain of R$313 million, recognized in Financial Revenue (expenses), comprising R$81 million as reversal of Pasep and Cofins taxes, and R$232 million as revenue from monetary updating. This resulted from final judgment (i.e. subject to no further appeal) on Cemig’s court challenge claiming illegality of expansion of the calculation basis for the Pasep and Cofins taxes to include Financial revenue and other Non-operational revenue, for the period 1999 to January 2004.

Charges for loans and finances were 33.38% higher, at R$931 million, in 2014, compared to R$698 million in 2013, due to the higher volume of funds indexed to the CDI rate in 2014, and also the CDI itself being higher (10.81% in 2014, vs. 8.05% in 2013).

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

Income tax and the Social Contribution tax

In 2014, Cemig’s expense on income tax and the Social Contribution tax was an expense of R$1.343 million, on pretax profit of R$4,479 million, representing a rate of 30.0%. In 2013 this expense was R$950 million, on pretax profit of R$4,054 million, a rate of 23.4%. There is a reconciliation of these effective rates with the nominal tax rates in Explanatory Note 10 to the financial statements.

Liquidity and capital resources

Our business is capital-intensive. Historically, we have a need for capital to finance the construction of new generation facilities and expansion and modernization of the existing generation, transmission and distribution facilities.

Our liquidity requirements are also affected by our dividend policy. We finance our liquidity and capital needs principally with cash generated by operations and, on a lesser scale, with funds from financing.

On December 31, 2015 the Company’s consolidated current liabilities exceeded its consolidated current assets by R$3,697 million. The reason for this working capital deficiency was, primarily, new financings with short-term maturities for the Company’s Investment Program, and transfer of debentures from long term to short term, associated with the provision for dividends and Interest on Equity in the amount of R$1,256 million, in December 2015 and the loss on put options in the amount of R$1,245 million.

Management monitors the Company’s cash flow, and for this purpose assesses measures to adjust the present situation of its financial assets and liabilities to the levels considered appropriate to meet its needs. In this specific case, negotiations are in progress with financial institutions to extend of the debt becoming due in 2016, for long-term maturities.

Cash and Cash Equivalents

On December 31, 2015 neither our cash position nor our cash equivalents were maintained in any other currencies than the Real.

Cash and cash equivalents on December 31, 2015 totaled R$925 million, compared to R$887 million on December 31, 2014. Below are the main components of this variation:

Cash flow from operational activities

The totals of net cash generated by operational activities in 2015 and 2014 were, respectively, R$3,007 million and R$3,734 million. The decrease net cash from operational activities in 2015 than 2014 mainly reflects the reduction net profit in 2015, after adjustment for items not affecting cash flow. Net profit adjusted for items not affecting cash flow in 2015 was R$3,998 million, or 29.15% lower than the figure of R$5,643 million for 2014.

Cash flow used in investment activities

The Company used net cash of R$3,217 million in investment activities in 2015, compared to net cash of R$4,299 million generated by investment activities in 2014. This mainly represents the acquisitions of equity interests in 2014, in which the highlights were Renova, Madeira Energia and Gasmig. See more details in Note 14 to our Financial Statements.

Cash flow used in financing activities

Net cash flow generated by financing activities in 2015 totaled R$247 million, comprising amortizations of financings totaling R$4,696 million, and payments of R$796 million in dividends and Interest on Equity, offset by receipt of funds from financings totaling R$5.739 billion.

Net cash flow consumed by financing activities in 2014 totaled R$750 million, comprising amortizations of financings totaling R$1,394 million, and payments of R$3,917 million in dividends and Interest on Equity, partially offset by receipt of funds from financing totaling R$4,562 million.

Indebtedness

Our indebtedness from loans, financings and debentures as of December 31, 2015 was R$15,167 million, composed of R$6,300 million of current debt and R$8,867 million of non-current debt. Our indebtedness from loans, financings and debentures as of December 31, 2014 was R$13,509 million, composed of R$5,291 million of current debt and R$8,218 million of non-current debt. Of our debt as of December 31, 2015 R$47 million was denominated in foreign currencies (R$33 million of which was U.S. dollar-denominated and R$14 million of which was Euro-denominated) and R$8,828 million denominated in reais. See Note 19 to our financial statements.

Our indebtedness from loans, financings and debentures as of December 31, 2014 was R$13,509 million, composed of R$5,291 million of current debt and R$8,218 million of non-current debt. Our indebtedness from loans, financings and debentures as of December 31, 2013 was R$9,457 million, composed of R$2,238 million of current debt and R$7,219 million of non-current debt. Of our debt at December 31, 2014 R$39 million was denominated in foreign currencies (R$25 million of which was U.S. dollar-denominated) and R$13,470 million denominated in reais. See Note 19 to our Financial Statements.

Our main financial contracts, on a consolidated basis, as of December 31, 2015, are shown in the following table:

Amounts in thousands of reais: LENDER	Principal Maturity	Annual Financial Cost (%)	Currency	Total consolidated in 31/12/2015
Foreign currency
Banco do Brasil S.A. – Various Bônus (1)	2024	Various	US$	33
KFW	2016	4.50	EURO	3
KFW	2024	1.78	EURO	11
Debt in foreign currency				47
BRAZILIAN CURRENCY
Banco do Brasil	2017	108.33% do CDI	R$	144
Banco do Brasil	2017	108.00% do CDI	R$	433
Banco do Brasil	2016	104.10% do CDI	R$	925
Banco do Brasil	2016	104.25% do CDI	R$	804
Banco do Brasil	2017	111.00% of CDI	R$	100
Banco do Brasil	2020	114.00% of CDI	R$	499
BNDES	2026	TJLP+2.34	R$	81
BNDES	2026	TJLP+2.48	R$	11
CEF	2018	119.00% of CDI	R$	201
Eletrobrás	2023	UFIR. RGR + 6.00 a 8.00	R$	185
Large consumers	2018	Various	R$	8
Finep	2018	TJLP + 5 e TJLP + 2.5	R$	9
Promissory Notes—8th Issue (3)	2016	111.70 of CDI	R$	1,889
Promissory Notes—6th Issue (2)	2016	120.00 of CDI	R$	1,441
BASA	2018	CDI+1.9	R$	121
Promissory Notes—1st Issue (4)	2015	110.40% do CDI	R$	23
Debt in Brazilian currency				6,874
Total of loans and financings				6,921
Debentures, 2nd Issue (3)	2017	IPCA + 7.96	R$	441
Debentures – 2nd Issue, 2nd Series (2)	2017	CDI + 0.90	R$	540
Debentures—3rd Issue, 3rd Series (2)	2022	IPCA + 6.20	R$	923
Debentures—3rd Issue, 2nd Series (2)	2019	IPCA + 6.00	R$	275
Debentures—3rd Issue, 2nd Series (3)	2021	IPCA + 4.70	R$	1,403
Debentures—3rd Issue, 3rd Series (3)	2025	IPCA + 5.10	R$	839
Debentures—3rd Issue, 1st Series (3)	2018	CDI + 0.69	R$	462
Debentures	2018	CDI+1.60	R$	1,037
Debentures	2020	IPCA+8.07	R$	29
Debentures—4th Issue, 2nd Series (2)	2016	CDI +0.85	R$	501
Debentures—5th Issue, 1st Series (2)	2018	CDI + 1.70	R$	1,412
Debêntures (5)	2016	TJLP+3.12	R$	41
Debentures (5)	2018	CDI + 1.60	R$	103
Debêntures (5)	2018	CDI+0.74	R$	100
Debêntures (5)	2022	TJLP+7.82(75%) e Selic +1.82 (25%)	R$	125
CEMIG TELECOM—1st Issue, 1st Series (4)	2018	TJLP+3.62	R$	8
CEMIG TELECOM—1st Issue, 2nd Series (4)	2018	TJLP+4.32	R$	3
CEMIG TELECOM—1st Issue, 3rd Series (4)	2018	TJLP+1.72	R$	2
CEMIG TELECOM—1st Issue, 4th Series (4)	2018	TJLP+3.62	R$	2
Total de Debêntures				8,246
Overall total – Consolidated				15,167

(1)	Interest rates vary: 2.00 to 8.00% per annum; six-month Libor plus spread of 0.81% to 0.88% per annum
(2)	Cemig Geração e Transmissão.
(3)	Cemig Distribuição.
(4)	Cemig Telecom.
(5)	Gasmig.

The following financing contracts were entered into in 2015:

In April 2015, Cemig D finished its 8th Commercial Notes Public Issue, whereby 340 Commercial Notes were issued, with a unit face value of R$5 million at the issue date of April 1st, 2015, in the total amount of R$1,700 million. The net funds obtained with the issue were allocated to the payment of debts and to the purchase of energy. The commercial notes expire 360 days after the issue date, maturing on March 26, 2016, and it pays an interest equivalent to 111.7% of CDI. The Cemig D’s 8th Commercial Notes Issue relies on the guarantee of its controlling company, Companhia Energética de Minas Gerais – Cemig.

In July 2015, Cemig GT finished its 6th Non-Convertible, Unsecured Debentures Public Issue, whereby 100,000 non-convertible, unsecured debentures were issued in two series, being 97,275 debentures of the 1st series and 2,725 debentures of the 2nd series, with unit face value of R$10,000 at the issue date of July 15, 2015, in a total amount of R$1.0 billion. The net proceeds from this issue were allocated in replenishment of the Company’s cash position, following payment of debts. The debentures expire 3 years (1st series) and 5 years (2nd series) after the issue date and it pays an interest equivalent to 100% of capitalized CDI with a spread of 1.6%/year (1st series) and inflation index plus 8.067%/year. Cemig GT’s 6th Non-Convertible Unsecured Debentures Public Issue relies on the guarantee of its controlling company, Companhia Energética de Minas Gerais – Cemig.

In December 2015, Cemig GT finished its 6th Commercial Notes Public Issue, whereby 144 Commercial Notes were issued, with a unit face value of R$10 million at the issue date of December 30, 2015, in the total amount of R$1.4 billion. The net funds obtained with the issue were allocated to the payment of the first installment of the concession fees of the power plants related to Aneel’s Lot D Auction 12/2015. The commercial notes expire 360 days after the issue date, maturing in December 24, 2016, and it pays an interest equivalent to 120% of CDI. Cemig GT’s 6th Commercial Notes Issue relies on the guarantee of its controlling company, Companhia Energética de Minas Gerais – Cemig.

The following financing contracts were entered into in 2014:

In April 2014, Cemig D completed its 7th Commercial Notes Public Issue, whereby it issued 121 Commercial Notes, in a single series, with a unit face value of R$10 million by the issue date of April 8, 2014, in the total amount of R$1,210 million. The net funds obtained from the issue were allocated to the payment of debts and to the accomplishment of investments in constructions meant to increase, renew and improve the Company energy distribution structure. The commercial notes expire 360 days after the issue date, maturing in April 3, 2015, and it pays an interest equivalent to 105% of CDI. The interest will be paid by the expiry date along with the amortization. The Cemig D’s 7th Commercial Notes Issue relies on the guarantee of its controlling company, the Companhia Energética de Minas Gerais – Cemig.

In April 4, 2014, Cemig D extended a part of its debt through a renewal of credit transactions in the total amount of R$200 million, contracted with Banco do Brasil. The maturity date was April 4, 2014, and has been postponed until April 4, 2015. The interest rate on this loan is 108.5% of CDI/year.

In January 2014, Cemig GT completed its 4th Non-Convertible, Unsecured Debentures Public Issue, whereby it were issued 50,000 non-convertible, unsecured debentures, in a single series, with unit face value of R$10,000 by the issue date of December 23, 2013, in a total amount of R$500 million. The net proceeds from the issuance were allocated to recuperate the cash due to payment of debts. The debentures have maturity three years from the issuance date, on December 23, 2016, and pay compensatory interest of 100% of the CDI rate, capitalized by a spread of 0.85% per year. The interest will be paid yearly and the amortization will be paid in a single installment in the expiry date. The Cemig GT’s 7th Non-Convertible Unsecured Debentures Public Issue relies on the guarantee of its controlling company, the Companhia Energética de Minas Gerais – Cemig.

In June 2014, Cemig GT completed its 5th Commercial Notes Public Issue, whereby it were issued 140 Commercial Notes, in a single series, with unit face value of R$10,000 by the issue date of June 27, 2014, in a total amount of R$1.4 billion. The net funds obtained with the Commercial Notes issue were used to debt payment and for equity acquisition (Retiro Baixo, Santo Antônio and Aliança) by the Company. The Commercial Notes expire 360 days after the issue date, maturing in June 22, 2015, and it pays an interest equivalent to 106.85% of CDI. The interest will be paid by the expiry date along with the amortization. The Cemig GT’s 5th Commercial Notes Public Issue relies on the guarantee of its controlling company, the Companhia Energética de Minas Gerais – Cemig.

In December, 2014, Cemig GT completed its 5th Non-Convertible, Unsecured Debentures Public Issue, whereby it were issued 140,000 non-convertible, unsecured debentures, in a single series, with unit face value of R$10,000 by the issue date of December 10, 2014, in a total amount of R$1.4 billion. The net proceeds from the issuance were used for the payment of debt, investment in equity interests (Renova and Aliança) and replenishment of cash expended on equity interests during 2014. The debentures have a maturity at four years from the issue date, on December 10, 2018, and pay an interest equal to 100% of the CDI rate capitalized by a spread of 1.70% per year. The interest will be paid yearly and the amortization is to be paid in 2 equal and consecutive installments. The first, equivalent to 50% of the unit face value, is to be paid in December 10, 2017, and the second, equivalent of the balance of the unit face value, will be paid in December 10, 2018. Cemig GT’s 5th Non-Convertible, Unsecured Debentures Public Issue rely on the guarantee of its controlling company, the Companhia Energética de Minas Gerais – Cemig.

The following financing contracts were entered into in 2013:

Cemig D (Distribution) raised R$2.981 billion in 2013. This comprised R$200 million under a Bank Credit Note in favor of Banco do Brasil, for the acquisition of electricity; R$600 million through amendment to a Bank Credit Note; R$2,160 million through the third issue of debentures, to redeem the fifth and sixth issues of Promissory Notes and for investments; and R$21.2 million in financings from Eletrobrás for the Cresce Minas Program.

On February 15, 2013 Cemig D made its third debenture issue in the Brazilian market. This was for a total of R$2.16 billion, with three levels of interest rates: (i) the CDI rate + 0.69% p.a., for the debentures with maturity at five years; (ii) the IPCA inflation index + 4.70% p.a., for the debentures with maturity at eight years; and (iii) the IPCA inflation index + 5.10% p.a. for the debentures with maturity in 12 years. The proceeds were used to redeem the fifth and sixth issues of promissory notes, and for investment in distribution infrastructure. The debentures are guaranteed by Cemig.

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

On December 31, 2013, all the financings contracts signed with Banco Santander and Banco Itaú BBA which had restrictive covenants, requiring Cemig to maintain certain indices within contractually established limits, otherwise the creditor could demand early maturity of the debt, had been terminated.

At present, Cemig GT has a financing contract with the BNDES, which was used for injection of capital into its subsidiary Baguari Energia S.A., for construction of the Baguari hydroelectric complex, with a restrictive financial covenant requiring Cemig, guarantor of the financing, to maintain a minimum capitalization rate as expressed by Stockholder’s equity / Total assets of 30%, in the absence of which Cemig is obliged to provide collateral which in the BNDES’s assessment represent 130% of the debtor balance of the contract, within six months from the end of the business year in which the required capitalization ratio was not obtained, or to present an interim balance sheet, audited by an auditor registered with the Securities Commission, that indicates return to the required minimum capitalization rate. This covenant is to be measured at the end of every business year. At the end of 2015 there was no non-compliance with this clause.

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

In the financial contracts of Cemig D and of Cemig GT there are standard clauses restricting payment of dividends, if the companies are in default; restricting asset disposals that might adversely affect their activities; and restricting disposal of stockholding control of the companies involved.

Cemig D entered into a loan agreement with the BNDES in October 2014, which was used for the financing of some investments in projects related to enhancethe reliability of the electric system during the FIFA World Cup in 2014, with a restrictive financial covenant requiring Cemig, guarantor to the financing, to maintain a minimum capitalization rate of Stockholder’s equity / Total assets of 30%, as well as a Net Debt/EBITDA less or equal to 4x, in the absence of which Cemig is obliged, in 30 days from BNDES’s notice, to provide collateral which in the BNDES’s assessment represent 130% of the debt’s balance under the contract, unless in such period the ratios have returned to the agreed levels. This covenant is to be measured at the end of every business year. At the end of 2015 Cemig was in compliance with this covenant. On August 12, 2016, Cemig prepaid the loan.

Issuance of securities by Cemig D and Cemig GT requires the prior authorization of the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social, or BNDES).

Because we have a significant portion of our financings, totaling R$6,300 million, due for payment in 2016, we need short-term funds to pay and refinance these obligations. As a state company, we are subject to restrictions, under present laws and regulations, in relation to financing and our capacity to obtain financing in certain situations. For example, we need to obtain approval from the Finance Ministry and the Central Bank before making any international financial transaction: such approval is usually given only if the purpose of the transaction is to finance the importation of goods or to rollover our existing foreign debt. In addition, financial institutions in Brazil are subject to restrictions on exposure to the risks related to State governments, governmental bodies and state-controlled companies such as Cemig. Still, such restrictions do not prohibit local financial institutions from acquiring debentures and other local debt instruments issued by the Company. However, there can be no assurance that these restrictions may not be amended as to include the acquisition of local debt instruments by financial institutions and, therefore, hinder our ability to obtain financing in the future. See the section “Item 3. Material information – Risk factors – Risks relating to Cemig – We are subject to rules and limits applied to levels of public sector borrowing and to restrictions on the use of certain funds we raise, which could prevent us from obtaining financing.”

The recent changes in the regulations of the electricity sector, especially those introduced for generation and the transmission by Law No.12,783/2013, and the tariff review of Cemig D, which occurred in April 2013, have demanded more precise budget planning. In 2014 and 2015 we covered our expenditure on capital and investments in acquisitions and met our needs for liquidity through a combination of cash flow from operations and financings. For the year 2016, we expect to finance the necessary funding for the proposed investments in acquisitions, and to meet our other liquidity needs, through a combination of cash flow from operations and financings. Since we principally use cash generated by operations to provide funding for our liquidity and capital needs, factors that result in an increase or reduction of our revenues and net profit could have a corresponding effect on our access to sources of liquidity.

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

In 2015, we invested R$30.0 million in research and development, and transferred R$47.19 million to the FNDCT, and R$23.6 million to EPE.

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

As to the question of reliability of supply of electricity, the structural capacity of the system is adequate to meet the market’s needs for consumption of electricity, and the expansion of generation and transmission capacity currently in development will be able to meet the expected demand for consumption from the market. Rates of growth of electricity consumption in Brazil in recent years have been 2.21% (2012-2013), 2.42% (2013–2014) and 2.1% (2014-2015) reduction due to economic recession and high energy tariffs. The Brazilian government has been successful with the “new supply” auctions starting in 2005 – which have made possible the construction of new projects such as the Santo Antônio hydroelectric plant (3,150 MW) and the Jirau hydroelectric plant (3,750 MW), on the Madeira River; the Belo Monte plant (11,233 MW) on the Xingu River; and the Teles Pires plant (1,820 MW) on the Teles Pires River, in accordance with the needs of the distribution companies for purchase of electricity.

Commitments

In a contract that regulate the partnership of Cemig with FIP Redentor in the acquisition of 100% of the shares in Light indirectly held by both Enlighted and FIP PCP, Cemig has granted FIP Redentor the right to sell all of its shares in Parati to Cemig, in the fifth year after FIP Redentor’s acquisition of such shares, for a price equal to the amount of capital invested by FIP Redentor in the acquisition of these shares, adjusted in accordance with the variation of the CDI plus 0.9% per annum net of the dividends and benefits received by FIP Redentor.

Cemig GT and the private pension plan entities participating in the investment structure of SAAG signed put options (‘the Put Options’) which the funds could exercise in the eighty-fourth month after June 2014 the right to sell all of tis shares in SAAG to Cemig. The entities participating in that investment structure are FIP Melbourne, Parma Participações S.A. and FIP Malbec. The exercise price of the Put Options will correspond to the amount invested by each private pension plan in the Investment Structure, updated pro rata temporis, by the Expanded National Consumer Price (IPCA) index published by the IBGE, plus interest at 7% per year, less such dividends and Interest on Equity as shall have been paid by SAAG to the pension plan entities.

Contractual obligations

Cemig and its subsidiaries have contractual obligations and commitments that mainly include, amortization of loans and financings, purchase of electricity from Itaipu, purchase of electricity at auctions, physical quota guarantees and other commitments, as follows:

	2016	2017	2018	2019	2020	After 2020	Total
Purchase of electricity at auctions	2,453	3,005	3,225	3,686	4,561	91,075	108,005
Other electricity purchase contracts	3,359	3,612	3,149	2,510	2,525	32,311	47,466
Purchase of electricity from Itaipu	1,408	1,475	1,425	1,389	1,450	37,219	44,366
Physical quota guarantees	637	677	698	717	698	30,707	34,134
Purchase of gas for resale	1,091	1,139	1,289	1,289	1,293	12,031	18,132
Loans and financings	6,300	2,628	2,493	806	963	1,977	15,167
Quotas for Angra 1 and Angra 2	223	238	262	272	290	11,762	13,047
Transport of electricity from Itaipu	81	89	95	102	111	7,172	7,650
Purchase of energy – ‘bilateral contracts’	280	295	314	331	345	1,711	3,276
Debt to pension plan – Forluz	76	81	85	90	96	384	812
Operating lease contracts	63	21	23	22	—	—	129
Paid concession	3	2	2	2	2	10	21

Total	15,974	13,262	13,060	11,216	12,334	226,359	292,205

The Company does not have any material off-balance sheet arrangements.

Item 6.	Directors, Senior Managers and Employees

Directors and Senior Management

Cemig is managed by its Board of Directors, composed of 15 members, each with a respective alternate, and by the Executive Board, which consists of 11 Executive Officers. The Minas Gerais State Government, since it is the majority shareholder, has the right to elect the majority of the members of the Board of Directors. Every holder of Cemig common shares has the right to vote in an election for members of our Board of Directors. Under the Brazilian Corporate Law, any shareholder holding at least 5% of Cemig’s common shares in circulation may request the adoption of a multiple vote procedure, which confers upon each share a number of votes equal to the present number of members of the Board of Directors and gives the shareholder the right to accumulate his or her votes in one sole candidate, or distribute them among several.

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

Cemig and its wholly-owned subsidiaries Cemig Generation and Transmission and Cemig Distribution all have the same Board of Directors, Audit Board and Executive Board, except that, in the Executive Boards of those two wholly-owned subsidiaries, only Cemig Distribution has a Chief Distribution and Sales Officer, and only Cemig Generation and Transmission has a Chief Generation and Transmission Officer.

Board of Directors

Cemig’s Board of Directors meets, ordinarily, once a month and, extraordinarily, whenever called by its Chairman, Vice-Chairman, or by one-third of its members, or by the Executive Board (Board of Executive Officers). Its responsibilities include setting the corporate strategy, general orientation of Cemig’s businesses, approval of certain significant transactions, and the election, dismissal and monitoring of our Executive Officers.

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

Under our by-laws, the members of our Board of Directors are elected for a concurrent period of two years, and may be re-elected. Our Board of Directors is made up of 15 permanent members, and their respective substitutes, of whom eight are elected by the Minas Gerais State Government and FIA Dinâmica Energia, one by BNDES Participações S.A.—BNDESPAR (alternate is empty), four by FIA Dinâmica and AGC Energia S.A, one by the shareholder José Pais Rangel and Geração Futuro L. Par FIA, and one by the holders of preferred shares. The period of office of the present members of the Board of Directors expires at the Annual General Meeting of Stockholders to be held in April 2018. The names, positions and dates of initial appointment of the present board members and their respective substitute members are as follows:

Name	Position	Date of first appointment
José Afonso Bicalho Beltrão da Silva (1)	Chair	January 22, 2015
Bruno Westin Prado Soares Leal (1)	Alternate	January 22, 2015
Mauro Borges Lemos (1)	Vice-Chair	January 22, 2015
Samy Kopit Moscovitch (1)	Alternate	April 30, 2015
Helvécio Miranda Magalhães (1)	Board Member	January 22, 2015
Wieland Silberschneider (1)	Alternate	January 22, 2015
Marco Antônio de Rezende Teixeira (1)	Board Member	January 22, 2015
Antônio Dirceu Araújo Xavier (1)	Alternate	January 22, 2015
Marco Antonio Soares da Cunha Castello Branco (1)	Board Member	January 22, 2015
Ricardo Wagner Righi de Toledo (1)	Alternate	January 22, 2015
Nelson José Hubner Moreira (1)	Board Member	January 22, 2015
Carlos Fernando da Silveira Vianna (1)	Alternate	January 22, 2015
Allan Kardec de Melo Ferreira (1)	Board Member	January 22, 2015
Luiz Guilherme Piva (1)	Alternate	January 22, 2015
Arcângelo Eustáquio Torres Queiroz (1)	Board Member	January 22, 2015
Franklin Moreira Gonçalves (1)	Alternate	January 22, 2015
Patrícia Gracindo Marques de Assis Bentes (2)	Board Member	October 25, 2016
empty (2)	Alternate
Ricardo Coutinho de Sena (3)	Board Member	January 20, 2016
Bruno Magalhães Menicucci (3)	Alternate	December 21, 2012
Paulo Roberto Reckziegel Guedes (3)	Board Member	August 4, 2010
Carolina Alvim Guedes Alcoforado (3)	Alternate	October 25, 2016
Daniel Alves Ferreira (3)	Board Member	October 25, 2016
Tarcísio Augusto Carneiro (3)	Alternate	October 25, 2016
Saulo Alves Pereira Junior (3)	Board Member	August 4, 2010
Marina Rosenthal Rocha (3)	Alternate	May 2, 2016
Marcelo Gasparino da Silval (4)	Board Member	May 2, 2016
Aloísio Macário Ferreira de Souza (4)	Alternate	May 2, 2016
José Pais Rangel (5)	Board Member	April 30, 2014
José João Abdalla Filho (5)	Alternate	April 30, 2014

(1)	Elected by State of Minas Gerais and FIA Dinâmica Energia.
(2)	Elected by BNDES Participações S.A.-BNDESPAR
(3)	Elected by FIA Dinâmica Energia and AGC Energia
(4)	Elected by the preferred stockholders.
(5)	Elected by minority stockholders

Below is biographical information about each member of the Board of Directors:

Arcângelo Eustáquio Torres Queiroz – Mr. Queiroz graduated with a degree in History from the University Center of Belo Horizonte – UNIBH. Since 1988 he has worked for the Cemig Group, first at Cemig, and then, at Cemig Distribution, where he currently occupies the position of Technical Administrator. From 2006 to 2010, he was a regular member of the Pro-Health Committee (Comitê Prosaúde) of Forluminas Seguridade Social – Forluz, the pension fund of some of the Cemig Group’s companies. Currently, he is Director of the Intermunicipal Union of Electricity and Fuel Gas Industry Workers of the State of Minas Gerais (Sindieletro/MG). He is a member of our Career and Compensation Committee and, since 2009, has been a member of our Board of Directors and also the Boards of Directors of Cemig D and Cemig GT.

Nelson José Hubner Moreira – Mr. Hubner has a degree in engineering from Universidade Federal Fluminense (Rio de Janeiro) with specialization in mathematics from Centro de Ensino Unificado de Brasília. He was Brazil’s interim Mining and Energy Minister from May 2007 to January 2008, and Director-general of the Brazilian electricity regulator, ANEEL, from 2009 to 2013.

Allan Kardec de Melo Ferreira – From 1993 to 2014 Mr. Ferreira was a member of the Audit Board of the Oi Group, and a partner-consultant of PJF. He has a law degree from the Pontifícia Universidade Católica of Minas Gerais, with a postgraduate degree in mathematics from the Centro de Ensino Unificado de Brasília.

José Afonso Bicalho Beltrão da Silva – Born in 1948, Mr. da Silva has a degree in economics from the Federal University of Minas Gerais (UFMG), a master’s degree in Regional Economics from Cedeplar of UFMG, and Ph.D in economics from the University of Manchester, England. He was CEO of Credireal (Banco de Crédito Real de Minas Gerais) in 1994–7, and of BEMGE (Banco do Estado de Minas Gerais) in 1994–8. He was Secretary of Finance of the prefecture of Belo Horizonte from January 2006 to July 2012. From March 2009 to July 2014 he was CEO of PBH Ativos S.A. From April 2013 to December 2014 he was Advisor to the Minister of Development, Industry and Foreign Trade. He was also Advisor to the Brazilian Development Bank (BNDES) from April 2013 to December 2014. Currently, Mr. da Silva holds the position of Secretary of Minas Gerais State Treasury.

Marcelo Gasparino da Silva—Mr. Silva was born in 1971. He is a lawyer specializing in corporate tax law, with a degree from ESAG, and MBA in Controllership, Auditing and Finance. He began his executive career in 2007 as Legal and Institutional Director of Celesc. He is the Coordinator of the Santa Catarina Chapter, Holder of Board Member Certification from, and a member of the Council of, IBGC (the Brazilian Corporate Governance Institute). He is Chair of the Board of Directors of Usiminas, and is a member of the Board of Directors of Bradespar and Eternit. He has served as a Member of the Boards of Directors of: Eletrobras, Celesc, AES Eletropaulo, Tecnisa and SC Gás, and as a member of the Audit Boards of Bradespar, AES Eletropaulo, AES Tietê and Renuka do Brasil. He is Coordinator of the Legal and Compliance Committee of Eternit. He is the spokesperson of the GGC (Corporate Governance Group).

Marco Antônio de Rezende Teixeira – Mr. Rezende Teixeira was born in 1956. Since 1983 he has been a lawyer for Companhia Brasileira de Trens Urbanos. He was Solicitor-general of Belo Horizonte City, from 1997 to 2012. Since 2012 he has been manager and partner of Rezende Teixeira Sociedade de Advogados. He has a law degree from Universidade Federal de Minas Gerais (UFMG).

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

José Pais Rangel—Diretor Vice-President of Banco Clássico S.A.; Member of the Board of Directors of Companhia Distribuidora de Gás do Rio de Janeiro – CEG; Member of the Board of Directors of Tractebel Energia S.A.; Member of the Board of Directors of Kepler Weber S.A.; Manager of investment funds, licensed by the CVM. Member of the Board of Directors of each of Cemig, Cemig D and Cemig GT.

Ricardo Coutinho de Sena – Mr. Sena has a degree in Civil Engineering from Minas Gerais Federal University, and completed his postgraduate studies in Financial Administration at the Getúlio Vargas Foundation in Rio de Janeiro. He worked at the construction company M. Roscoe from 1972 to 1981, after which he joined Andrade Gutierrez, where he was Head of Budgets and, beginning in 1993, General Manager of the New Business Unit. Since 2000 he has been CEO of Andrade Gutierrez and a member of its Board of Directors. He represents Andrade Gutierrez S.A. Concessões on the Board of Directors of several of its subsidiaries. Since 2010, he has been a member of the Boards of Directors of Cemig, Cemig D and Cemig GT.

Paulo Roberto Reckziegel Guedes – Mr. Guedes has a degree in Civil Engineering from Rio Grande do Sul Federal University, and a Corporate MBA from the Dom Cabral Foundation. He joined the Andrade Gutierrez Group in 1993, working as assistant engineer, supervisory engineer, general manager of operations and project manager. Since 2000 he has been Executive Director of Andrade Gutierrez S.A. Concessões (“AG Concessões”), a listed company holding concessions for public works and services, and also represented AG Concessões on the Board of Directors of several subsidiaries of the group. Since 2010, he has been a member of the Board of Directors of Cemig, Cemig D and Cemig GT. He is also a member of the Board of Directors of Light S.A. and Light Serviços de Eletricidade S.A.

Daniel Alves Ferreira—Mr. Ferreira was born in 1972. He is the lawyer responsible for Mass Litigation, and Capital markets, at the MPMAE law office, working in law on Consumer relations, Civil Law and Corporate Law. He took part in the Civil Procedure Law Conferences of the Bar Institute of São Paulo on: Aspects of the Reform of the Code of Civil Procedure; Stable Union; and Alterations to the Code of Civil Procedure.

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

Patrícia Gracindo Marques de Assis Bentes – Mrs. Bentes, born in 1965, graduated the course of Business Administration of the Federal University of Rio de Janeiro (“UFRJ”) and earned a master degree in Finances and Marketing from the University of São Paulo (“USP”) in 1996. Obtained certifications Series 7 and 63 from the U.S. National Association of Securities Dealers (NASD) in 1996 and operated in the American capital market under such licenses until 2001. Independent Investment Agent registered at the Comissão de Valores Mobiliarios (“CVM”) since 2008. Worked at CITIGROUP between September/88 – September/01, where participated of privatization processes with use of privatization currencies for debt conversion. Organized and managed the department responsible for elaborating industry studies and risk analysis involving debt and capital for publicly traded companies in Brazil, Chile and Argentina. Was transferred in 1995 to New York where structured operations for the capital market, such as: Structuring of the 1st Credit Rights Investment Fund (“FIDC”) with CDC portfolios, personal credit and credit cards combined, in the amount of BRL 1 billion for Unibanco; Structuring of a USD 200 million financing for the construction of a thermoelectric power plant at the Southern Cone for Maire Engineering, multinational construction company, with Brazilian Development Bank (“BNDES”), Eximbank and Hermes resources; Structuring of the acquisition of CEEE distributor of energy, located at the south east region, by foreign investors, in the amount of USD 75 million, including the leveraged funding (LBO); Structuring of the fund raise in the amount of BRL 40 million for Canguru Embalagens, through a securitization covered by future receivables, without a supply agreement, the FIDC Canguru, with S&P rating; Structuring and distribution of Negresco CFI 1st FIDC, in the amount of BRL 60 million with an S&P brAAAf rating; Structuring of Risk Participation Agreements for Volvo (Mexico) and Bematech (Brazil); Structuring and distribution of Banco Volvo 1st fund raise through a subordinated Certificate of Deposit (“CDB”) of BRL 60 million, with a 10 years term and payment of principal at the final due date. Worked at BANCO BRACCE between March/11 and September/12, as the Executive Vice-President, where hired, shaped and trained the relationships team; Defined and executed strategies for the disclosure and consolidation of the Bank’s brand; Proposed and implemented the organization’s cultural bases (mission, vision and values) and codes of conduct for all employees. Worked in a partnership with the Bank’s controlling partners in the fundraising process from local investors and high income international investors. The efforts resulted in the entry of foreign investors from Southern Cone, Europe and Silicon Valley that acquired a relevant share of the Bank’s controlling holding. In 18 months, formed a portfolio with 553 names, among prospects and issuer clients, and 215 investors, with a dealflow of 47 operations in the approximate amount of BRL 2 billion. Executive-Partner at ESTATICE HOLDINGS, since October/12, where works in the structuring of fundraisings for corporate clients through FIDCs, FII, CRA, CRI and other securities. Projects in which provides consulting services for the World Bank with respect to the structuring of a fundraising for a Project of Energy Efficiency developed in association with the Municipal Administrations of the cities of Rio de Janeiro and Belo Horizonte.

Board of Executive Officers

Our Executive Board, made up of eleven Executive Officers, is responsible for putting into effect the decisions of our Board of Directors and for day-to-day management. The members of the Executive Board – the Executive Officers – have individual responsibilities established in our by-laws and hold their positions for a period of office of three years. The period of office of the present Executive Officers expires at the first Meeting of the Board of Directors following the Annual General Meeting of Stockholders to be held in April 2016. The Executive Officers are elected by the Board of Directors. Ordinary meetings are held at least twice per month; extraordinary meetings are held whenever called by the Chief Executive Officer, or CEO, or by two Executive Officers other than the CEO.

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

The names, positions and dates of initial appointment of our Executive Officers are as follows:

Name	Position	Date of original appointment
Mauro Borges Lemos	Chief Executive Officer (CEO) and Chief Corporate Management Officer (cumulatively) September 01, 2016	January 22, 2015
Paulo Roberto Castellari Porchia	Deputy CEO	September 01, 2016
Evandro Leite Vasconcelos	Chief Energy Distribution and Commercialization Officer	September 01, 2016
Franklin Moreira Gonçalves	Chief Generation and Transmission Officer	January 22, 2015
César Vaz de Melo Fernandes	Chief Officer for Business Development	October 9, 2015
Fabiano Maia Pereira	Chief Officer for Finance and Investor Relations	January 22, 2015
Márcio Lúcio Serrano	Chief Officer for Human Relations and Resources	June 17, 2016
Dimas Costa	Chief Trading Officer	September 01, 2016
Raul Lycurgo Leite	Chief Counsel	January 22, 2015
Luís Fernando Paroli Santos	Chief Institutional Relations and Communication Officer	February 11, 2016

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

Paulo Roberto Castellari Porchia – Mr. Castellari Porchia has a degree in business management from the Business Management School of São Paulo (EASP). From 1994 to 1996 he was Personal Assistant to the CFO of Minorco South America in Brazil. In 1996–98 he was Project Manager for the implementation of SAP at Tarmac in the UK; in 1998–2000 he worked for his MBA at the London Business School while also working as Associated Corporate Finance Director at Minorco Ltd, in England; from 2000 to 2003 he was Personal Assistant to the COO of AngloGold Ashanti Ltd in South Africa. Over the years 2003–2015 he worked for Anglo American plc. From 2003 to 2011 he was Director of the Center of Excellence of Anglo Base Metals in England, and Director for Marketing and New Business in Brazil. In 2009–2011 he was CEO of the Phosphates and Niobium businesses in Brazil; and in 2011–2016 he was CEO of Minério de Ferro Brasil (Minas Rio). Since 2016 he has been a Senior Consultant in the Industrial Group of Boston Consulting Group International.

Dimas Costa – Mr. Costa earned a degree in electrical engineering from PUC Minas in 1978. In 1978–1980 he worked as an engineer in the Minas Gerais State Water and Energy Department, where he was a Division Head from 1980 to 1985. With Cemig, in 1985–1987, he was an engineer in the Distribution Senior Management Unit; from 1987 to 1995 he was an Assistant in the Senior Management Unit for Energy Planning and Development; from 1995 to 1998 he was Manager of the Energy Development Department; from 1998 to 2007 he was Sales Manager for Corporate Clients; from 2007 to 2010 he was the Company’s General Manager for Client Sales; and from 2011 to 2013 he was the Company’s General Manager for Incentive-bearing Client Sales. Since 2013 he has been managing partner of Ponta Energia Consultores Associados Ltda.

Franklin Moreira Gonçalves – Born in 1970, and affiliated with the CUT group of unions, from 2003 to 2009, Mr. Gonçalves has been Energy Secretary of the National Federation of Urban Workers (FNU), and was President of FNU-CUT , and director of the Electricity Workers’ Unions of Minas Gerais (Sindieletro–MG) from 1993 to 2014. At Cemig, he has been a Technical Officer in System Operations Supervision and Control in the Generation and Transmission Senior Management unit, and in Distribution Operations Engineering, in the Distribution Senior Management unit. He is also a member of the Board of Directors of Cemig, Cemig D and Cemig GT, the Board of Directors of Transmissora Brasileira de Energia (TBE), the Federal Renewable Energy Sources Council of the Brazil Maior plan; the State Energy Council of Minas Gerais; and the Minas Gerais State Science and Technology Council. He earned a degree in systems analysis from Newton Paiva Unicentro of Belo Horizonte, in 1996; and completed his MBA in Leadership and Management of State Companies through the FranklinCovey Business School/Coge Foundation, Rio de Janeiro, in 2013.

César Vaz de Melo Fernandes – From 1995 to 1998, Mr. Vaz de Melo worked as Cemig’s General Manager for Distribution in the Minas Triangle Region. He was Cemig’s General Manager for Distribution Engineering, from 1998 to 2000 and General Manager for Distribution Operation and Maintenance, from 2000 to 2002. From 2003 to 2005, he served at Cemig as the General Manager, Distribution, for the Metropolitan Region of Belo Horizonte. Following that period, Mr. Vaz de Melo became the Executive Coordinator of Cemig’s Hydroelectric Projects in Amazônia and served in that position until 2009. From 2005 to 2007 he cumulated the position of Director of Construction for Furnas. In 2009 and 2010, he was the General Manager for Planning and Operation of Cemig GT and was appointed Cemig’s General Manager for Business Development in 2015. Mr. Vaz de Melo holds a degree in electrical engineering from the Federal University of Minas Gerais (UFMG), and an MBA in Finance and Management from IBMEC.

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

Márcio Lucio Serrano – Mr. Serrano has degrees in natural history, biological sciences and medicine from the Federal University of Minas Gerais (UFMG), and postgraduate degrees: in employment-related medicine from Minas Gerais Medical College (National Employment Medicine Association); in psychiatry from Gama Filho University (Brazilian Psychiatry Association); and in psychoanalysis (Minas Gerais Psychoanalysis Council). He served as Chief Corporate Management Officer of Cemig, Cemig D and Cemig GT in 2015-16. In the municipality of Belo Horizonte, he was Administration Secretary for the Northern Region in 2008-9, and Municipal Human Resources Secretary from 2009 to 2012. He served as director of the Southeastern Region of Fonac, the National Forum of Administration Secretaries of State Capitals. At the Biocor Institute, he was Coordinating Doctor for Occupational Health from 2012 to 2014. In the corporate sector, he has been occupational physician at Mineração Morro Velho (Anglo Gold Corporation). In the Minas Gerais State Industries’ Federation (Fiemg), he created the Occupational Health Program for the Furniture Industry. At Unimed Belo Horizonte he was founder and coordinator of the Occupational Health Department. In the Regional Medical Council (CRM) of Minas Gerais he has served as a Member of the Technical Council for Employment-related medicine. At V&M do Brasil he was Health Advisor to the Sidertube Foundation and acted as Manager of its Health Self-management Plan, and of Employment-related Medicine. At Vallourec & Sumitomo do Brasil (VSB), he served as consultant to the Human Resources and Occupational Health Department. He is a Member of the Council of the Brazilian Academy for Occupational Medicine.

Evandro Leite Vasconcelos – Until 2014 Mr. Vasconcelos was the Chief Energy Officer of Light S.A., and also its chief New Business Development Officer. He worked at Cemig from 1983 to 2010, as manager of the Operational Hydro-meteorological Division and the Energy Planning Department. He was General Manager for Coordination of Generation and Transmission, General Manager for Generation, and General Manager for Generation and Transmission Planning and Operation. He was also Chief Generation Officer and CEO for Rosal Energia S.A., a wholly-owned subsidiary of Cemig. Currently he holds a position on the Boards of Directors of Renova Energia S.A., Light Esco Prestação de Serviços S.A. and Cepel. He has a degree in civil engineering from the Federal University of Minas Gerais (UFMG), with MBA in business management from the Getúlio Vargas Foundation (FGV), and a master’s degree in water resources engineering from the COPPE postgraduate school of Rio de Janeiro Federal University (UFRJ). He has lectured in physics in the Pitágoras Learning System, and in hydrology to the civil engineering course of PUC University of Minas Gerais.

Raul Lycurgo Leite – Mr. Leite has worked as a Federal Attorney in the offices of the Brazilian National Procurator-General and Advocate-General since 2002. Since 2011 he has been a legal advisor to the Ministry of Development, Industry and Foreign Trade. He also does work for the office of the Procurator-General of the National Terrestrial Transport Agency (ANTT). He was part of the ‘task force’ formed by the Procurator-General and Advocate-General to organize the 2nd Stage (Phase II) and the 3rd Stage (Phase I) of the program to award federal highway concessions, to combat transport of pirated goods on interstate and international buses, and to put into effect the Pro-Pass Brazil Program, which aims to put 98% of the interstate highway passenger lines out to competitive tender, and create a propitious environment for bidding to develop the High Speed Train (Trem de Alta Velocidade). He is a member of the Audit Boards of the Brazilian Industrial Development Agency (ABDI), the Brazilian Agency for Promotion of Exports and Investments (ApexBrasil), and Finame, and a substitute member of the Audit Board of the BNDES (National Development Bank). He has a degree in law from the Ensino Unificado School of Brasília (CEUB), with post-graduation in tax law and policy; a degree in Economic and Company Law from the Getúlio Vargas Foundation; and a master’s degree in International Law from the Washington College of Law at American University, Washington, DC.

Luís Fernando Paroli Santos – Mr. Paroli served as Chief Administrative Officer of Furnas Centrais Elétricas S.A. from 2008 to January 2016. As from January 2016 he has been the Advisor on Corporate Communication to Cemig’s CEO. From 2011 to 2014 Mr. Santos was Vice-President of the COGE Foundation. From November 2014 to December 2015, he was the President of the Foundation and Chair of the Governing Council of Cemig. He has served on the Board of Directors of the following companies: from May 12, 2010 to April 11, 2012 at Retiro Baixo Energética S.A.; from April 30, 2010 to March 29, 2012 at Companhia Transleste de Transmissão; from April 26, 2011 to March 29, 2012 at Companhia Transirapé de Transmissão, Companhia Transudeste de Transmissão, Companhia de Transmissão Centroeste de Minas, and Companhia de Transmissão Furnas-Pimenta II. Since 2004, Mr. Santos has been proprietor and director of the Capoeira Grande Farm in Elói Mendes, Minas Gerais, handling its financial administration and fund management.

Compensation of Members of the Board of Directors and Executive Officers

The total compensation of the member of the Board of Directors, the Executive Board, and Audit Board, including benefits of any type, is established by the General Meeting of Stockholders, in accordance with the legislation from time to time in force.

In the fiscal year ended December 31, 2015 the total compensation paid to Cemig’s directors and officers and to the directors and officers of Cemig Distribution and Cemig Generation and Transmission, including health insurance, paid leave, bonuses, post-employment and other benefits, totaled approximately R$15,469 million.

The following chart shows the compensation paid to the members of our Board of Directors, Executive Board, Audit Board and Support Committee members in 2015:

	Compensation in the year ended December 31, 2015 (R$’000)
	Board of Directors	Executive Officers	Audit Board
Number of members (1)	28	11	10
Total compensation	3,210	11,370	888

(1)	The number of members corresponds to the monthly average of members divided by 12 months. For the Audit Board, the number includes the substitute members, as per the decision taken by the 2011 Ordinary and Extraordinary Genereal Meetings of Stockholders. The number of members stated above is in accordance with the 2015 Ordinary and Extraordinary General Meetings of Stockholders and it includes substitute members.

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

The Audit Board

Under Cemig’s by-laws, its Audit Board is established permanently. It is required to meet once every three months, but in practice it has been meeting once a month. It comprises three to five members, and their respective substitute members, elected by the stockholders at the Annual General Meeting, for a term of one business year. The holders of the preferred shares, as a group, are entitled to elect one member of the Audit Board and a corresponding substitute. A single minority holder of common shares, or a group of minority holders of common shares, with a joint holding of at least 10% of the total shares, has the right to elect one member of the Audit Board and a corresponding substitute. The primary responsibility of the Audit Board, which is independent from management and from the independent external auditors appointed by the Board of Directors, is to review the financial statements and report on them to the stockholders. The Audit Board is also responsible for providing opinions on any proposals by management to be submitted to the General Meeting of Stockholders related to: (i) changes in the share capital; (ii) issue of debentures or warrants; (iii) capital expenditures plans and budgets; (iv) distribution of dividends; (v) changes in the corporate structure; or (vi) corporate reorganization, such as mergers, consolidations and spin-offs

The Audit Board also examines the activities of management and reports on them to the stockholders.

The current members of the Audit Board, and their substitute members, all of whose terms expire at the Annual General Meeting of Stockholders to be held in 2016 to approve the financial statements for the fiscal year 2015, are as follows:

Name	Position	Date of initial appointment
Charles Carvalho Guedes (1)	Chair	April 30, 2015
Bruno Cirilo Mendonça de Campos (1)	Alternate	April 30, 2015
Edson Moura Soares (1)	Member	April 30, 2015
Marcos Túlio de Melo (1)	Alternate	May 2, 2016
Rafael Amorim de Amorim (1)	Member	May 2, 2016
Aliomar Silva Lima (1)	Alternate	February 27, 2003
Newton Brandão Ferraz Ramos (2)	Member	May 2, 2016
Rodrigo de Mesquita Pereira (2)	Alternate	May 2, 2016
Manuel Jeremias Leite Caldas (3)	Member	May 2, 2016
Ronaldo Dias (3)	Alternate	May 2, 2016

(1)	Appointed by Estado de Minas Gerais.
(2)	Appointed by AGC Energia
(3)	Elected by the holders of the preferred shares.

Below is a brief biography of each member of our Audit Board:

Charles Carvalho Guedes – Mr. Guedes has a degree in data processing and a postgraduate degree in Finance and Accounting from the Getúlio Vargas Foundation (FGV). Since March 2007, he has been the General Coordinator for Stockholdings. From April 2010 to April 2014, he was a member of the Audit Board of Eletrobrás. Since April 2014, he has been a member of the Audit Board of Petrobras Biocombustível – Petrobio. Since March 2015, he has been an alternate member of the Board of Directors of IBR Brasil Resseguros S.A.

Edson Moura Soares – Head of the State Office of the Government of the State of Minas Gerais. From June 2007 to December 2010, he was a parliamentary assistant to the Chamber of Deputies in Brasília, Federal District. From January 2011 to December 2014 he was the Head of the Office of the Chamber of Deputies in Brasília.

Rafael Amorim de Amorim – Mr. Rafael Amorim de Amorim is a member of the Audit Board of Cemig S.A. He is a lawyer and company manager, and holds a Master’s Degree in Law from the Stricto Sensu Postgraduate Program of Universidade Católica de Brasĺlia (UCB-DF). He is a Legislative Consultant in the area of Public Administrative Law for the Lower House of Congress (the Chamber of Deputies), and Administrative Supervision Sub-comptroller in the Comptroller General’s Department of the State of Minas Gerais. He is a Lecturer at the University of the Federal District (UDF); and a course instructor for the Tax Administration School of the Economy Ministry (ESAF/MF) and the Chamber of Deputies Training Center (Cefor). He has served in a variety of posts in the federal public administration: in the office of the Comptroller-General of the Republic; the Industry, Development and Foreign Trade Ministry; and the Office of the Federal Attorney General. He served on the Audit Board of Light S.A. for 2015–16.

Newton Brandão Ferraz Ramos –Mr. Ramos has a degree in accounting from PUC University of Minas Gerais, completed postgraduate studies in management at FUMEC/MG in 1994, and has an MBA in Finance from the Dom Cabral Foundation. From 1993 to 1994 he worked as a supervisor at Branaço Produtos Siderúrgicos S.A., and in 1994–5 as a sector manager for Carrefour. In 1995–1997 he was an accountant and expert consultant at ARG Ltda., and in 1997–8 Financial Manager of Visoconsult Engenharia. Since 1998 he has been an executive of Andrade Gutierrez Concessões S.A., including service on the Audit Boards of Companhia de Saneamento do Paraná – Sanepar – and Companhia de Concessões Rodoviárias – CCR.

Manuel Jeremias Leite Caldas –Mr. Caldas is an economist and electrical engineer. He is Financial Advisor to Alto Capital Gestora de Recursos. He has served as Chief Economist of Banco Pebb S.A., and Senior Analyst at Banco Bozano Simonsen S.A. He is a Member of the Board of Directors of AES Eletropaulo. He serves on the Audit Boards of Eletrobras and Contax. He has served as a Member of the Board of Directors of Forjas Taurus, and on the Audit Boards of Oi and Cesp.

Consumer Council

In accordance with Brazilian law we have established a Consumer Council, comprising representatives of consumer groups and advocacy organizations, but not members of our Board of Directors. The Consumer Council advises us in questions of service and other concerns of our consumers.

Audit Committee

Our Audit Board acts as our Audit Committee for the purposes of the Sarbanes-Oxley Act of 2002. Under Section 10A-3 of the SEC rules on Audit Committees of listed companies on the New York Stock Exchange, it is optional for non-U.S. issuers not to have a separate Audit Committee, made up of independent members, if there is an Audit Board established and chosen in accordance with the legal rules of its origin country, when such rules expressly require or allow that such board obey certain obligations; and if such exception is the case, an Audit Board may exercise the obligations and responsibilities of an Audit Committee of the United States up to the limit permitted by Brazilian Law. The financial specialists of our Audit Board are Mr. Newton Brandão Ferraz Ramos and Mr. Ronaldo Dias, an alternate member of of the Audit Board.

Employees

On December 31, 2015, we had 6,202 employees at Cemig, Cemig Distribution and Cemig Generation and Transmission, of which 210 were management level, and 77 were contracted to provide temporary outsoursed services. On December 31, 2014 we had 7,922 employees at Cemig, Cemig Distribution and Cemig Generation and Transmission, of which 219 were at management level, and 139 were contracted to provide temporary outsourced services. On December 31, 2013 we had 7,922 employees at Cemig, Cemig Distribution and Cemig Generation and Transmission, of which 221 were at management level, and 401 were temporary contracted outsourced providers. This table shows the breakdown of our employees by type on those dates:

	Number of Employees at (1)
	December 31, 2015 (2)	December 31, 2014	December 31, 2013
Managers	210	219	221
Professional staff	1,448	1,360	1,365
Operational technical staff and office employees	6,202	6,343	6,336

Total	7,860	7,922	7,922

(1)	These figures include only employees of Cemig Generation and Transmission, Cemig Distribution and Cemig.
(2)	In 2015, 23 employees were hired, 7 were re-admitted and 94 left the Company.

Unions

Annual meetings were held for collective negotiation with the unions that represent the employees. The Collective Work Agreements (Acordos Coletivos de Trabalho, or ACTs) that result from these meetings cover salary adjustments, benefits, rights and duties of the employment relationship, and comes into effect for the subsequent period of 12 months, starting on November 1 of each year.

Negotiations between the Company and the Unions for the 2015-2016 Collective Work Agreement were finalized. They comprise negotiations of the economic clauses, since the negotiations for the 2012–13 Collective Work Agreement did not successfully reach a signed agreement, and required opening of collective salary increase proceedings by the negotiating parties. In July 2013 the Regional Employment Appeals Court (Tribunal Regional do Trabalho, or TRT) of the 3rd Region published the Regulating Judgment resulting from the mediation, with validity over four years, that is to say from November 1, 2012 to October 31, 2016. However, the economic clauses may be reviewed annually, through renewed collective negotiations between the various union entities that represent the employees.

The following are highlights of the items agreed for 2015–16:

•	salary adjustment, and adjustment to the economic clauses, by a factor of 10.33%;

•	a salary adjustment of 3% retrospectivelly applied to November 2012, granted by Judgment RO-1573-50.2012.5.03.0000 of the Higher Employment-law Appeal Court;

•	distribution of a linear amount of R$64.13, added to the salary of all the employees, as an individual salary increase – referring to December 2014 (distribution in 2015), as per Clause 31 of the 2012–16 Normative Judgment; and

•	distribution of an increase of 1% to all employees who have an employment-law link with the company in July 2016, for settlement of the obligations under Clause 48 of the 2007–2008 Collective Work Agreement.

The Regulating Judgment maintained the same points of the ACTs from previous years: payment of day and night overtime; bonuses; setting of a ceiling for grant of financial help for training in technical or graduation courses; advance of the first installment of the annual 13th-salary payment; assistance benefits; release of union leaders and provisional job stability; and funds for grant of salary alterations in accordance with the Careers and Remuneration Plan (Plano de Cargos e Remunerações, or PCR).

In health and safety in the workplace, the employees have the following benefits guaranteed: regulated Internal Accident Prevention Committees (Comissões Internas de Prevenção de Acidentes, or CIPAs), with participation by the unions; medical health inventory; inspection of contractors as to their work safety; and notification of serious or fatal accidents.

During the negotiations in 2015, there was a stoppage of 52 days, in which approximately 16.15% of the employees took part. In the event of strikes, the Company has an Operational Emergency Committee, created for the basic purpose of establishing a Contingency Plan to maintain the Company’s essential services.

After negotiations with the unions, the Collective Work Agreement was signed with 17 union entities, comprising a salary adjustment of 10.33%, definition of criteria for funds distribution for individual salary increases, changes in Group Life Insurance, granting of an extra food ticket and maintenance of jobs and voluntary retirement programs, valid for the period between November 1, 2015 to October 31, 2016.

Compensation

CEMIG compensates its employees in a competitive way, in line with best market practices.

In order to consolidate the Company’s attractiveness in the market, Cemig’s compensation strategy reflects a compatible and competitive positioning with the market, with benefits and programs for the welfare of its employees. Thus, Cemig has a Plan for Jobs and Remuneration (PCR), in which the positions are described based on their nature and complexity, as well as the knowledge requirements necessary for the performance of their functions. The fees are set considering the reviews of positions, made according to specific methodology. This plan is designed to attract, develop, retain and enhance the best talented Company professionals needed to conduct Cemig’s business while preserving the Company’s culture, the alignment to its business objectives, competitiveness and longevity in the market where it operates without losing sight of the particularities of its segment and the commitment of the employees with the result of their work. In addition, the PCR establishes criteria for granting horizontal and vertical progressions that include, among other things, employee performance.

The Careers and Remuneration Plan (Plano de Carreiras e Remuneração, or PCR) was put in place in 2004, aiming to provide the Company with the instruments of compensation considered to be necessary to maintain an equitable and competitive payment structure and establish criteria for promotions. With the change of the Executive Board of Cemig held in January 2015 and the reformulation of the Company’s Strategic Plan, the PCR review project had to be postponed to 2017. The aim it is adapting it to the new reality of the enterprise business, the strategic planning of the Company and aligned to other HR processes.

This table shows the monthly average of base salary and of compensation, by job category:

	Average base salary at December 31, 2015		Average compensation at December 31, 2015
Managers	R$	16,756.40	R$	26,795.45
Professional staff	R$	8,277.10	R$	10,997.37
Operational technical staff and office employees	R$	3,861.22	R$	6,160.05

Program for Sharing in Profit, Results, and Productivity:

CEMIG has a program for sharing by the employees of profits and results in accordance with the applicable Brazilian employment legislation. Profits are distributed only if, in aggregate, at least 50% of the corporate targets are achieved, after relative weighting for each of the corporate and individual indicators.

In 2015, in contrast to previous years, Cemig made no advance payment on account of the employees’ Profit Sharing payment (Participação nos Lucros e Resultados, or PLR). In accordance with the terms of the Specific Collective Agreement PLR 2015/2015CE as signed, a payment in the agreed amount of R$100 million, for the PLR for the 2015 business year, will be made in May 2016, with a condition that no employee will receive less than 120% of his/her monthly compensation.

In 2014 we brought forward payment of part of the profit shares to employees for the 2014 business year, in the amount of approximately R$106.2 million, and the remaining part was paid by April 2015.

In 2013, the payment of part of the profit shares to employees for the 2013 business year was brought forward, in the amount of R$96.7 million, and the remaining portion, R$103.4 million, was paid in April 2014, for a total of R$200.1 million paid as participation in profits and results.

Benefits

The Company gives its employees a range of benefits, such as reimbursement of disability-related expenses of employees and/or their dependents, funeral assistance in the event of death of an employee or of his or her direct dependents, and payment of part of the employee’s contribution to the complementary pension plan. In 2015, a total of R$237.1 million was paid in benefits to employees, comprising R$100.2 million in contributions to the pension plan and R$136.9 million in assistance benefits.

Voluntary Retirement Programs

In January 2013, we introduced the Incentive Severance Program (Programa Incentivado de Desligamento, or PID), in response to the regulatory changes in the energy sector. It was targeted to employees who, as of 2013, had over 20 years of (i) employment at Cemig and (ii) contributions to Forluz; and who already had retired status under the National Social Security System (Instituto Nacional de Seguridade Social, or INSS).

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

In November 2015 Cemig introduced its Programmed Voluntary Retirement Offer (Programa de Desligamento Voluntário Programado, or PDVP), for employees who, at December 31, 2015, had been with the company, and contributed to the Forluz pension plan, for 10 years, and were already qualified for retirement under the INSS national social security system (for men, 35 years’ contribution or age 55; for women, 30 years’ contribution or age 50). The offer included, as extra compensation: (i) the 40% of the balance on the employee’s account with the federal retirement system (Fundo de Garantia por Tempo de Serviço, or FGTS) – which would normally apply only for dismissal without just cause; and (ii) forward salary for three months. This was accepted by 175 employees, who left or will leave the company over the period between March 2016 and the end date of the program in October 2016.

Health and Safety

In 2015, the index of frequency of accidents causing absence from work (Taxa de Frequência de Acidentes com Afastamento, or TFA) for our workforce was 2.56 accidents per million man-hours of exposure to risk. This is an increase of 21.5% from the previous year, interrupting a continuing reduction trend of accidents within the last 3 years.

The most frequent causes of work accidents are related to: vehicle traffic; faults in planning, or in analyses of risk of a task; and faults in compliance with the stages of execution of activities.

Aiming to achieve its policy goal of having zero severe or fatal accidents, after analyzing the high safety ratios achieved by Spanish companies, Cemig sought technical cooperation from the Ibero-American Social Security Organization (OISS), an international agency linked to Latin American, Portuguese and Spanish speaking countries, to put in place a program to monitor Cemig’s preventive actions for workplace health and safety.

A working plan was drawn up under the resulting technical cooperation agreement, for implementation over the period June 2016 to December 2018, involving Cemig’s entire workforce.

Share ownership

No member of the Board of Directors or Executive Board owns more than 0.03% of our preferred shares or more than 0.03% of our common shares.

Item 7.	Major shareholders and related party transactions

Principal shareholders

On December 31, 2015, the government of the State of Minas Gerais was the holder, directly and indirectly of 214,414,739 common shares, or 50.96% of the Company’s shares carrying the right to vote. As of the same date, AGC Energia, the Company’s second largest stockholder, held 138,700,848 common shares, or approximately 32.96% of that class of shares, and 42,671,763 preferred shares, or approximately 5.09% of that class of shares. AGC Energia is a subsidiary of Andrade Gutierrez Concessões S.A. (“AGC”), an affiliate of the AG Group. The AG Group is one of the largest private groups in Latin America, with a presence in the sectors of engineering, construction, telecoms, electricity and public concessions. The shares held by the principal stockholders have the same voting rights as all the other shares.

The table below provides information about ownership of the common and preferred shares in Cemig as of April 01, 2016:

Shareholder	Common shares	% of the Class	Preferred shares	% of the Class
Minas Gerais State Government (1)	214,414,739	50.96%	10,030,000	1.2%
AGC Energia S.A.	84,357,856	20.05%	25,952,966	3,09%
FIA Dinâmica Energia Fund BNDES Participações S/A- BNDESPAR	39,948,054 54.342.992	9.49% 12,92%	44,220,090 26,220,938	5.28% 3,13%
Total of all members of Board of Directors, Executive Board and Fiscal Council	105,920	0.03%	169,289	0.02%
Others	27,595,078	6.56%	730,923,014	87.95
Total shares	420,764,639	100%	837,516,297	99.93%
Shares in treasury	69	—	560,649	0.07%

Total shares issued	420,764,708	100%	838,076,946	100%

(1)	The shares attributed in this line to the State of Minas Gerais include shares held by Minas Gerais Participações S.A., a Brazilian sociedade por ações, and other agencies of the State government and companies controlled by that State of Minas Gerais.

Since Cemig was formed, its operations have been influenced by the fact that it is controlled by the government of the Brazilian State of Minas Gerais. Its operations have had and will continue to have an important impact in the development of trade and industry of Minas Gerais and on the social conditions in the State. Occasionally in the past the Minas Gerais State government has oriented the company to dedicate itself to certain activities and make certain expenditures specifically designed to promote the social, political or economic objectives of the government of the State of Minas Gerais, and not necessarily destined to generate profit for Cemig, and there is the possibility that the state government may orient us in this direction in the future. See the section “Item 3. Material Information – Risk factors – Risks relating to Cemig – We are controlled by the Government of the Brazilian State of Minas Gerais, which may have interests that are different from those of the other investors or of the Company.”

On December 31, 2015, we had 40 holders of common shares who were registered in the United States, holding a total of 7,643,685 common shares; and 276 holders of preferred shares who were registered in the United States, holding a total of 429,369,263 preferred shares. These figures do not include the 287,918,816 preferred shares and 462,508 common shares represented by ADRs.

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

On April 15, 2010, Lazard Asset Management LLC notified us that it had acquired 17,497,213 shares, or 5.01% of the total shares issued by Cemig. On February 4, 2011, Lazard Asset Management LLC notified us that it had increased its holding in Cemig to 7.46%, a total of 28,673,232 shares. On May 13, 2014, Lazard Asset Management LLC notified us that it held 43,114,404 preferred shares represented by ADRs, or 5.14% of the Company’s total shares outstanding.

On June 06, 2014, Lazard Asset Management LLC notified us that it held 42,475,810 preferred shares represented by ADRs or 5.07% of the Company’s total shares outstanding.

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

On March 26, 2013 the FIA Dinâmica Energia Fund notified us that it had acquired 19,078,800 preferred shares. With this acquisition, FIA Dinâmica Energia held at that time 5.1% preferred shares issued by Cemig.

On October 22, 2015 MGI – Minas Gerais Participações notified us that it had reduced its holding in the share capital of Cemig from 9.38% of the preferred shares to 1.20% of the preferred shares.

On January 20, 2016, FIA Dinâmica Energia Fund acquired 2,360,000 preferred shares of the Company.With this acquisition, FIA Dinâmica Energia held at that time 5.28% of the preferred shares issued by Cemig.

On March 3, 2016, BNDES Participações S.A exchanged the totality of its holding of debentures issued under the Deed of the First Private Issue by AGC Energia of Non-convertible Permanent Assetguaranteed Exchangeable Shareholders’ Debentures, in a Single Series, dated February 28, 2011 and amended January 17, 2012, for 54,342,992 common shares and 16,718,797 preferred shares in Cemig, owned by AGC Energia. After the exchange, the equity interest held by BNDESPar in Cemig — which on March 2, 2016 totaled 0% of the common shares and 1.13% of the preferred shares — increased to 12.9% of the common shares and 3.13% of the preferred shares.

We are not aware of any other significant alterations in percentages of shares held by holders of 5% or more of our voting shares in circulation during the last three years.

Related party transactions

The Company is party to the following transactions with related parties:

•	Transactions in electricity between generators and distributors were made in auctions organized by the federal government; transactions for transport of electricity, made by transmission companies, arise from the centralized operation of the National Grid carried out by the National System Operator (ONS). These transactions thus take place on terms equivalent to those that prevail in arm’s length transactions.

•	Sale of electricity to the government of the State of Minas Gerais. These transactions take place on terms equivalent to those which prevail in the transactions with independent parties, due to the fact that the price of the electricity is that defined by Aneel through a resolution referring to the Company’s annual tariff adjustment.

•	Contracts with Forluz to amortize past actuarial deficits. The contracts of Forluz are updated by the Expanded Consumer Price Index (IPCA) calculated by the Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística, or IBGE) and will be amortized up to the business year of 2024. See Explanatory Note 21 to our financial statements.

•	The Company’s contributions to the pension fund for the employees participating in the Mixed Plan, and calculated on the monthly compensation, in accordance with the regulations of the Fund. See Explanatory Note 25 to our financial statements.

•	Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s payroll.

•	Contribution by the sponsor to the employees’ Health Plan and Dental Plan. See Explanatory Note 21 to our financial statements.

•	Rental of the head office building.

•	Payments in advance against future delivery of electricity. Those contracts are updated at rates from 135% to 155% of the CDI rate.

•	Loan with Renova in an aggregate amount to R$60 million to be repaid by an initial payment of R$6 million plus eleven consecutive monthly installments until February 10, 2018. The monthly installments will accrue interest equal to 150% of the CDI rate from December 15, 2015 until the actual payment date.

•	Contract to provide the service of operation and maintenance of the power generation plant.

•	Contract related to development of management software.

Item 8.	Financial information

Consolidated financial statements and other financial information

Please consult our financial statements which begin on page F-1 of this document, and “Item 3. Key Information – Selected Consolidated Financial Data.”

Legal and administrative proceedings

The Company and its subsidiaries, in particular Cemig Geração e Transmição S.A. (“Cemig GT”) and Cemig Distribuição S.A. (“Cemig D”), are parties in certain legal and administrative proceedings regarding tax, regulatory, consumer, administrative, environmental, employment-law and other issues, in relation to its business. In accordance with IFRS, we record and disclose the amounts of the proceedings that we have determined a loss to “probable”, and disclose the amounts of the proceedings in which we have determined a loss to be “possible”, to the extent these amounts can be reasonably estimated. For more information regarding such contingencies, see the Notes to our consolidated financial statements.

Regulatory matters

Cemig and Cemig D are parties in lawsuits claiming clauses in electricity supply contracts for public illumination, signed with various municipalities in the concession area. These actions also request restitution of a portion of amounts charged in the last 20 years, in the event that the courts recognize that these amounts were unduly charged. The cases are based on an alleged mistake by Cemig in the estimate of time used for the calculation of the consumption of electricity by public lighting paid for by the Public Lighting Contribution (Contribuição de Iluminação Pública, or CIP). On December 31, 2015, the amount involved in these actions was approximately R$1.3 billion, and the chances of loss have been established as possible, due to the lack of consistent precedents in favor of the companies’ arguments.

Cemig GT filed an application to be included a joint defendant in a lawsuit brought by AES Sul against ANEEL, seeking annulment of ANEEL Dispatch 288/2002, which set the guidelines for interpretation of ANEEL Resolution 290/2000, and thus changed the situation of AES Sul Distribuidora, from creditor to debtor of the Wholesale Energy Market (Mercado Atacadista de Energia, or MAE), predecessor of the present Electricity Trading Chamber (CCEE). Cemig GT obtained an interim remedy to suspend the deposit that had been ordered in favor of AES, determined in the process of financial settlement, for the historic amount.

The application to be joined as a party was granted and Cemig GT is a co-litigant with Centrais Elétricas de Santa Catarina S.A. (Celesc) in the principal case (the “Ordinary Action”), resulting in Cemig D being able to present petitions and appeals in that action if necessary. A Special Appeal was filed against the decision allowing for Cemig D’s joinder before the Higher Appeal Court (Superior Tribunal de Justiça, or STJ), which awaits judgment. This appeal does not prevent Cemig GT from acting in the case to which it was admitted. Judgment at first instance was given against said Ordinary Action, and AES filed an appeal, which was granted. The Appeal Court Judgment on the appeal was the subject of a Motion for Clarification by Cemig GT, on which judgment was given (cognizance taken, and appeal granted in part as to confirmation that only Aneel should bear the costs of loser’s fees). As of the date of this annual report, no appeal has been filed against this decision. On December 31, 2015, the amount involved in the action was R$230 million, and the chances of loss were assessed as possible, since there is still the possibility of the second instance decision being modified in the appeals that are currently awaiting judgment.

Cemig GT and its subsidiaries are represented by the Brazilian Independent Electricity Producers Association (Associação Brasileira dos Produtores Independentes de Energia Elétrica, or Apine) in a legal action in which Apine seeks a declaration of nullity of Articles 2 and 3 of CNPE Resolution 3, of March 6, 2013, which states – in summary – that the National System Operator (Operador Nacional do Sistema, or ONS) shall have the power, in addition to what is indicated by the computer programs, to dispatch electricity resources or change the direction of exchange between sub-markets, and that the cost of the additional dispatch will be prorated between all the agents of the market, in proportion to the electricity traded. The ability to make such rulings represents imposition of a burden on the Generating Agents of the market, which led them, through their associations, including Apine, to question the legality of this Resolution in the Courts. The Plaintiff’s request was granted by the trial court, with interim remedy in favor of members of Apine, including Cemig GT and its subsidiaries. The updated amount of this demand for Cemig GT and its subsidiaries on December 31, 2015, was approximately R$155 million, and the chances of loss were assessed as possible, in view of the unprecedented nature of the subject matter.

Cemig GT applied for an order of mandamus against an act of the Mining and Energy Minister with the objective of ensuring Cemig GT’s right to an extension of the period of the concession of the Jaguara hydroelectric plant, under Clause 4 of Concession Contract 007/1997, obeying the original bases of this contract, which were prior to Law Nº 12783/2013. Cemig GT was granted an interim injunction, which is still in effect, to continue commercial operation of the Jaguara hydroelectric plant until a final judgment is rendered on this application for mandamus. Judgment was then given on this Action, refusing the applications made by Cemig GT. Before the result of that judgment was published, which would have prevented filing of an appropriate appeal, Cemig GT applied to the Federal Supreme Court (Supremo Tribunal Federal, or STF) for a Provisional Remedy with interim injunction permitting it to continue operating and managing the plant. Although this judgment has not yet been published, which prevents filing of the appropriate appeal, the Company applied to the STF for provisional remedy with interim injunction permitting it to continue operating and managing the plant. The interim injunction was granted. Judgment has not yet been given in this action for provisional remedy.With the publication of the result of the judgment, the Company filed an ordinary appeal to the Federal Supreme Court on March 1, 2016. The chance of loss in this action has been classified as possible, due to its nature and the complexity involved in this particular case. The case has a number of elements to be considered: (i) the singular nature of Concession Contract No. 007/1997; (ii) the unprecedented nature of the subject matter; and (iii) the fact that the action would be a leading case regarding the extension of concession periods by the Brazilian Courts.

Cemig GT applied for an order of mandamus against an act of the Mining and Energy Minister with the objective of ensuring its right to extend the period of its concession for the São Simão Hydroelectric Plant, under Clause 4 of Concession Contract 007/1997, in accordance with the original terms of this contract, which were prior to Law Nº 12,783/2013. The interim relief originally obtained by Cemig GT – empowering it to continue in control of the commercial operation of the São Simão Plant until judgment is given in the application for mandamus – was reviewed, and overturned, by the Reporting Justice. At present, the electricity generated by the São Simão Plant is being paid for under the ‘quota shares’ system. Judgment on the merit of this action has not begun until the judgment on the mandamus in relation to the Jaguara Hydroelectric Plant, referred to above; and the Reporting Justice of the Court stated in his interim decision that he might re-examine the case in the event that the judgment on the mandamus in the Jaguara case was not given within 45 days after the start of the activities of the First Section of the Higher Appeal Court (Tribunal Superior de Justiça, or STJ) in 2015. The chance of loss in this action has been classified as possible, due to its nature and the complexity involved in this particular case. It should be noted that this case has a number of elements to be considered: (i) the singular nature of Concession Contract No. 007/1997; (ii) the unprecedented nature of the subject matter; and (iii) the fact that the action will be a leading case in consideration of the extension of concessions by the Brazilian Courts, side by side with the Jaguara case, since both have the same issues to be considered and facts, they are being considered by the same judicial body.

Cemig D is party in an administrative action brought by the Brazilian electricity regulator, ANEEL (Agência Nacional de Energia Elétrica) in which ANEEL claims that accounting procedures required by the sector regulations were not complied with in the valuation of certain Fixed assets in service, following an inspection of those assets by ANEEL, leading to Infringement Notice Nº 014/2014. The Company’s defense seeks to cancel or significantly reduce the penalty applied by ANEEL. As of December 31, 2015, the amount involved in this action was R$66 million. The chances of loss in this action have been assessed as possible.

Tariff increases

The Federal Public Attorneys’ Office filed a class action against the Company and ANEEL, to avoid exclusion of consumers from classification in the Low-income Residential Tariff Sub-category, requesting an order for the Company to pay 200% of the amount allegedly paid in excess by consumers. Judgment at first instance was given in favor of the plaintiffs. Cemig D and ANEEL have filed an interlocutory appeal with the Regional Federal Appeal Court. A decision by the Court has been pending since March 2008. On December 31, 2015 the amount of the contingency was approximately R$222 million. The Company has classified the chances of loss as possible due to other favorable precedents, both in the judiciary and in the administrative sphere, in favor of the argument put forward by Cemig D.

Cemig D is defendant in several legal actions, and in particular a class action files by the Municipal Association for Protection of the Consumer and the Environment (Associação Municipal de Proteção ao Consumidor e ao Meio Ambiente, or Amprocom), challenging amounts of tariffs charged by the Company after 2002 and its method of calculation, and applying for restitution, to all the consumers allegedly damaged in the processes of Periodic Review and Annual Adjustment of tariffs, in the period 2002 to 2009, of any amounts allegedly unduly charged. At December 31, 2015, the amount involved in this action was R$276 million. The chances of loss in this action have been assessed as possible, due to the fact that there is no precedent.

Tax and similar charges

Cemig and its wholly-owned subsidiaries, especially Cemig GT and Cemig D, are parties in several administrative and judicial tax-related proceedings concerning the imposition of state sales tax (Imposto Sobre a Circulação de Mercadorias e Serviços, or ICMS), rural real estate ownership tax (Imposto Sobre a Propriedade Territorial Rural, or ITR), the Contribution for Social Integration (Programa de Integração Social, or PIS), Pasep and Cofins (taxes on gross sales revenue), the Social Contribution tax on net profit (Contribuição Social Sobre o Lucro Líquido, or CSLL), and federal corporate income tax (Imposto de Renda da Pessoa Jurídica, or IRPJ), among others.

In 2006, Cemig, Cemig GT and Cemig D advanced funds to some of their employees in exchange for their rights to future payments, referred to as the “Anuênio.” No income tax or social security contributions were collected in connection with those payments, since it is our opinion that they are not applicable The Brazilian Federal Revenue Service, however, initiated an administrative proceeding seeking to levy taxes on such payments. In order to avoid the risk of imposition of penalties, we filed two writs for mandamus, which were decided unfavorably to us in the lower court. The Company has appealed and waits for the Court of Appeals ruling on whether the income tax is applicable. Regarding the social security contributions, the Regional Federal Court decided against the Company. The Company appealed to the Superior Courts, which has not yet rendered a decision.

On December 31, 2015, the amount involved in these actions was, approximately, R$264 million, and we have assessed the chance of loss as possible, in view of the indemnity nature of the advance payments made to the employees and the absence of specific case law in Brazilian Superior Court of Justice (Superior Tribunal de Justiça, or STJ) and the Regional Federal Court (“TRF”) of the First Region. We emphasize that, in relation to Income Tax, both the STJ and the TRF of the First Region adopt the position that there is no tax levied on payments arising from the suppression of employees’ collective bargaining rights when agreed through a collective agreement, since such amounts are considered as being of an indemnity nature.

The Brazilian Social Security Institute (Instituto Nacional de Seguridade Social – INSS) initiated an administrative proceeding against Cemig in 2006 alleging non-payment of the social security contribution on the amounts paid to the Company’s employees and directors as profit-sharing in the period 1998 to 2004. In 2007, we filed a writ of mandamus seeking declaration that such profit-sharing payments were not subject to social security contributions. We received a partial favorable decision in 2008, which declared non-applicability of the contribution of social security on the profit-sharing amounts paid for employees, and its applicability on the profit-sharing amounts paid to directors. We have appealed the decision and are waiting for the upper court to decide. On December 31, 2015, the amount involved in this action was assessed as approximately R$160 million, and we have assessed the chance of loss as possible, based on the result of judgments of the Administrative Tax Appeals Committee (Conselho Administrativo de Recursos Fiscais, or CARF), on similar cases.

The Brazilian federal tax authority (Secretaria da Receita Federal) has brought administrative proceedings against Cemig, Cemig GT, Cemig D and Rosal Energia S.A., in relation to Social Security contributions under various headings: employee profit shares, the Workers’ Food Program (Programa de Alimentação do Trabalhador, or PAT), the education support contribution (auxílio-educação), time-of-service bonuses, Special Additional Retirement payments, taxes under suspended enforcement, overtime payments, hazardous occupation payments, matters related to Sest/Senat (transport workers’ support programs), donations, sponsorships, and fines for non-compliance with accessory obligations. We have presented defenses and wait for judgment. On December 31, 2015, proceedings for which we assessed the chances of loss as possible totaled, approximately, R$1.36 billion, and proceedings where we assessed the chances of loss as probable totaled, approximately, R$1 million.

The federal tax authority has filed several administrative proceedings against Cemig, Cemig GT, Cemig D and Sá Carvalho S.A., in relation to Corporate Income Tax (IRPJ) and the Social Contribution on Net Profit (CSLL). In December 2015, the amount involved in these actions were assessed as approximately R$227 million, and the chances of loss assessed as possible .The federal tax authority (Secretaria da Receita Federal) served an infringement notice on Parati – Participações em Ativos de Energia Elétrica (Parati), a Cemig affiliated company, and, on the basis of being a jointly responsible party, on Cemig, in relation to the withholding income tax (Imposto de Renda Retido na Fonte, or IRRF) allegedly applicable to capital gains arising from the disposal of assets or rights in Brazil by a non-resident, on the basis of allegedly being the legal entity responsible for the withholding and payment of the tax. The transaction in question was the purchase by Parati, and sale by Enlighted, on July 7, 2011, of a 100% interest in Luce LLC (a company headquartered in Delaware, USA), owner of 75% of the quotas of Luce Brasil Fundo de Investimento em Participações (“FIP Luce”), which in turn was indirect holder, through Luce Empreendimentos e Participações S.A., of approximately 13.03% of the total and voting stock of Light S.A. (Light, which only issues common shares). At present, after certain transactions, Parati has become the direct holder of 100% of the shares of Luce Empreendimentos e Participações S.A., which in turn is holder of approximately 13.03% of the voting stock and total share capital of Light. FIP Luce was liquidated on December 6, 2012 and Luce LLC on May 18, 2012. On December 31, 2015, the amount involved in this case was approximately R$202 million. We have assessed the chance of loss in this case as possible.

Cemig and its subsidiaries, in particular Cemig GT and Cemig D, are parties in several judicial and administrative proceedings dealing with offsetting of credits of IRPJ, CSLL, PIS and Cofins taxes. The companies are contesting the claims of these taxes made by the federal tax authority. On December 31, 2015 the amount for which the chance of loss was assessed as possible was approximately R$663.2 million.

The Company is a party in one judicial proceeding involving requests for restitution and offsetting of credits arising from tax carryforward balances indicated in the tax returns (DIPJs), and also for excess payments identified by the corresponding tax payment receipts (DARFs and DCTFs) for the calendar years from 1997 to 2000. On December 31, 2015 the total amount involved in this proceeding was approximately R$482 million. The chances of loss were assessed as possible, because the final decision will be based above all on examination of the ample documentation of the administrative proceedings relating to the action, when we believe elements will be identified that are able to support Cemig’s arguments.

Contracts

Cemig D is a party in court disputes involving claims for rebalancing of contracts to implement part of the rural electrification program known as Luz Para Todos (“Light for Everyone”). As of December 31, 2015, the amount involved in these actions was R$202 million. The chances of loss in these actions have been assessed as possible.

Cemig is a party in a State Credit Administrative Proceeding (Processo Administrativo de Crédito Estadual, or PACE), brought by the State of Minas Gerais, on December 29, 2014, claiming an additional amount in excess of the amount returned by Cemig to the State of Minas Gerais in December 2011 as restitution of an Advance against Future Capital Increase. In response to the filing of the PACE proceedings, the Board of Directors at its meeting of December 29, 2014 decided to authorize the Executive Board to urgently take the measures necessary to apply for suspension of demandability of the credit being demanded by the State in the PACE, and that this may be made by means of an administrative or court deposit. On December 29, 2014, Cemig made the administrative deposit of the amount claimed by the State of Minas Gerais, of R$239.4 million. On December 31, 2015, the amount involved in this administrative action was approximately R$269 million. The chances of loss in this action have been assessed as probable.

The Company and the State of Minas Gerais are parties in an administrative proceeding before the Audit Court of the State of Minas Gerais, on a representation of supposed irregularities in the manner used for application of arrears interest, and in the percentage of discount given, at the time of the settlement of the debt owed by the State of Minas Gerais to Cemig in relation to the Contract for Assignment of the Outstanding Balance Receivable on the CRC (Earnings Compensation) Account. On December 31, 2015, the amount involved in this action was approximately R$363 million, and the chances of loss in the action were assessed as possible.

Employment-law obligations

Cemig, Cemig GT and Cemig D are parties in various legal actions brought by their employees and by employees of companies that provide them with services. Most of these claims relate to overtime and additional pay, severance payments, various benefits, salary adjustments and the effects of such matters on a supplementary retirement plan, and the use of outsourced labor. Under Brazilian employment laws, claimants must file claims for any unpaid amounts to which they are entitled within two years from the relevant termination of the employment contract, and such rights are limited to a period of five years prior to the filing of the claim. On December 31, 2015, the value of the claims for which the chances of loss had been assessed as probable was approximately R$290 million, and for those with chances of loss assessed as possible the amount was approximately R$682 million, including the amount with respect to the Action for Execution of Judgment referred to below.

Additionally, Cemig, Cemig D and Cemig GT are parties in proceedings before the Employment-Law Courts for a Collective Salary Adjustment filed by the Minas Gerais Electricity Industry Workers’ Union (Sindicato dos Trabalhadores no Indústria Energética de Minas Gerais – Sindieletro), and a further 13 federations/unions. The final decision subject to no further appeal in this case was given on February 23, 2015, requiring the three companies to increase the salaries of their employees, for productivity, on the basis of 3% (three percent) (calculated on the amount received by the employee after the applicable deductions), to be applied retroactively for the period commencing on November 1, 2012. In March 2015, these companies implemented the increase of 3% (three percent) in their payroll, and on October 6, 2015, signed an agreement with the union entities, with the exception of the Workers’ Union of the South of Minas (Sindicato dos Trabalhadores do Sul de Minas – Sindisul), for payment by installments, in the payroll, of the amounts for the period of November 1, 2012 to February 28, 2015. On April 6, 2015, Sindisul filed an Action for Execution of Judgment, for receipt of the amount owed to each employee in its membership base in relation to the period referred to. On December 31, 2015, the amount involved in this action was approximately R$13 million, and the chances of loss in the action were assessed as possible.

Environmental issues

Cemig, Cemig GT, Southern Electric and FEAM are defendants in a class action filed on February 5, 2007 by the Regional Environmental Association of Patrocínio, which involves a claim for indemnifying and redressing environmental damages caused by the Nova Ponte hydroelectric power plant. On March 11, 2016 the judge ruled in favour of the defendants. On May 5, 2016 the Regional Environmental Association of Patrocínio appealed and is currently awaiting judgement by the Minas Gerais State Court of Appeals. As of December 31, 2013, the amount involved in this action was approximately R$1.8 billion. However, taking into account the phase of the case, and the changes in the legislation subsequent to the filing of the action, it was possible for the technical staff to reappraise the claims and the amount to be disbursed in the event of loss in the action. On December 31, 2015, the amount involved in this action was approximately R$314 million and the chances of loss have been assessed as possible; however, due to a favorable decision on March 11, 2016 from the judge in the class action the Company has revised the chances of loss to remote.

The Public Attorneys’ Office of the State of Minas Gerais and other parties, have brought civil public actions against Cemig, Cemig GT and Cemig D requiring them to invest at least 0.5% of their annual operational revenue since 1997 in environmental protection and preservation of the water tables of the municipalities where hydroelectric plants are located, and to indemnify the State of Minas Gerais, proportionately, for environmental damage allegedly caused, arising from omission to comply with Minas Gerais State Law No. 12,503/97. Partial judgment has been given in favor of the plaintiffs in four of these actions by the Minas Gerais State Court of Appeals, ordering Cemig and Cemig GT to invest 0.5% of gross annual revenue since 1997 in measures for preservation and protection of the water tables. The Companies have filed appeals to the STJ and to the Federal Supreme Court (Supremo Tribunal Federal, or STF), since the actions involve federal laws and constitutional matters. On December 31, 2015, the amount involved in these actions was R$99 million, and the chances of loss were assessed as possible.

Additionally, Cemig, Cemig GT and Cemig D are party to number of other administrative and judicial proceedings and claims involving environmental matters, regarding certain protected areas, environmental licenses and remediation of environmental damages, among others. On December 31, 2015 the amount for which chance of loss was assessed as probable was approximately R$60,000 and the total of cases in which chances of loss were assessed as possible was approximately R$90 million. These proceedings also include other public civil actions in which the amounts involved cannot be precisely assessed, in our view, since most of these lawsuits are related to alleged environmental damages and claim indemnity, remediation of damaged areas and compensation measures that will be defined in the course of the proceedings, by expert verification of the amounts involved. Also, since public civil actions relate to collective rights, individual actions may be filed seeking reparations or damages arising from judicial decisions to be issued under the public civil actions.

Property and liability

Cemig, Cemig GT and Cemig D are party in several legal proceedings, mainly as defendant, relating to real property and to indemnity arising from accidents taking place in the ordinary course of the business. On December 31, 2015 the amount for which chances of loss were assessed as probable was approximately R$51 million and the total of cases in which chances of losses were assessed as possible was approximately R$189 million.

Additionally, Cemig Distribution is a defendant in fifteen legal actions in which the plaintiffs seek indemnity for pain and suffering and property damages related to the accident that took place on February 27, 2011, in the town of Bandeira do Sul, which resulted from coiled metal carnival decorations being thrown over electricity distribution cables, causing a short-circuit which severed medium-voltage cables and resulted, when the cables hit the ground, in the death of 16 people, with dozens of other people injured. On December 31, 2015, the amount involved was approximately R$14 million. The chances of loss in these actions have been assessed as possible. The greater significance of these actions for Cemig is not related to their financial impacts, but to the negative exposure of the Company’s image, since the accident was widely publicized by the media.

Questions involving the Company’s equity holdings

Cemig GT is party to an arbitration proceeding in the Market Arbitration Chamber (Câmara de Arbitragem do Mercado, or CAM) where it is seeking the annulment of the capital increase approved on October 21, 2014 in an Extraordinary General Meeting of Stockholders of its affiliated company Madeira Energia S.A. (Mesa). On December 31, 2015 the amount involved in relation to the capital contribution by Cemig GT was approximately R$177 million and the chances of loss were assessed as possible. In September 2016, however, the arbitration panel issued a rulig favorable to Cemig GT, therefore the chances of loss were revised to remote.

Dividend Policy and Payments

Mandatory Dividend—Priority and Amount of Dividends

Under our by-laws, we are required to pay to our shareholders, as mandatory dividends, 50% of the net profit of each fiscal year ending December 31, determined in accordance with Law 6,404, dated December 15, 1976, or “Brazilian Corporate Law”. Our preferred shares have priority in the allocation of the mandatory dividend for the period in question. The order of priority of the dividend distribution is as follows:

•	The annual minimum dividend for the preferred shares: these have preference in the event of repurchase of shares, and have an annual minimum dividend equal to the greater of the following:

•	10% of their par value; or

•	3% of the shareholders’ equity associated with it.

•	The dividends on the common shares, up to the minimum percentage for the preferred shares.

Any amount remaining after the payment of the mandatory dividend on common stock must be distributed on an equal, pro rata basis with respect to all preferred shares and common shares.

Without prejudice to the mandatory dividend, beginning in fiscal year 2005, every two years, or shorter period if the Company’s cash position permits, we distribute extraordinary dividends, up to the limit of the cash available, as determined by the Board of Directors, under the Company’s Strategic Guidelines Plan and the dividend policy specified in that plan.

The annual dividends declared shall be paid in two equal installments, the first by June 30 and the second by December 30 of each year. Extraordinary dividends shall be paid as decided by the Board of Directors.

Under Brazilian Corporate Law, the Board of Directors may declare interim dividends, in the form of interest on capital, to be paid from retained earnings, accumulated reserves or profit reported in semi-annual or quarterly financial statements. Any interim dividend paid may be set off against the amount of the mandatory dividend payable for the fiscal year in which the interim dividend was paid.

In the fiscal years in which we do not have sufficient profit to pay dividends to our preferred and common shareholders, the State of Minas Gerais guarantees a minimum dividend of 6% of the par value of the preferred or common shares, respectively, per year to all shares of the Company issued as of August 5, 2004 and held by individuals.

Amounts Available for Distribution

The amount available for distribution is calculated on the basis of the financial statements prepared in accordance with generally accepted accounting practices adopted in Brazil and the procedures described below.

The mandatory dividend is calculated on the basis of adjusted net profit, defined as net profit after taking onto account: (a) amounts allocated to the legal reserve, (b) amounts allocated to the formation of the contingency reserves and reversal of these reserves accumulated in previous fiscal years, and (c) any unrealized profit transferred to the unrealized profit reserve account, and any amounts previously posted to this reserve account which have been realized in the fiscal year and used to offset losses.

We are obligated to maintain a legal reserve of 5% of the net profit of each fiscal year until it reaches 20% of the Company’s social capital. However, we are not obligated to make any allocation to the legal reserve in relation to any fiscal year in which the sum of the legal reserve and the other established capital reserves exceeds 30% of the Company’s total paid-in capital. Any net losses may be charged against the legal reserve.

Under Brazilian Corporate Law, profits of subsidiaries or affiliated companies are reported by the equity method and income from term sales, realizable after the end of the next fiscal year, are accounted for as unrealized profit.

The total of profit reserves (with the exception of the reserve for contingencies relating to expected losses, tax benefits and the unrealized profit reserve), the legal reserve, the special reserves, the reserve for investment projects, and retained earnings may not be greater than the Company’s registered capital. The amount in excess of our registered capital must be used to increase our registered capital or be distributed as cash dividends.

Under Brazilian Corporate Law and the by-laws of the Company, dividends not claimed within three years of the date on which they are distributed revert to the Company.

Interest on Capital

Under Brazilian law we may pay interest on capital as an alternative to the distribution of dividends to shareholders. Funds distributed as interest on equity qualify within the calculation of minimum dividend established in the by-laws. These amounts may be paid in cash; and the Company may treat them as an expense for the purposes of the calculation of the income tax and social contribution. The total amount paid in interest on capital is limited to the result of application to the Company’s shareholders’ equity of the Long Term Interest Rate (“TJLP”), determined by Conselho Monetário Nacional (CMN) and may not exceed the greater of (i) 50% of the net profit (after the social contribution on net profits, and before income tax, and the deduction of the interest attributable to shareholders’ equity) for the period in respect of which the payment is made or (ii) 50% of retained earnings and profit reserve as of the date of the beginning of the period in respect of which the payment is made. Non-residents shareholders must register with the Central Bank so that the foreign currency proceeds of their dividend, interest on equity payments, or of sale or other amounts relating to their shares, may be remitted to them outside Brazil. The preferred shares underlying our Preferred ADSs and the common shares underlying our Common ADSs are held in Brazil by the custodian bank, as agent for the depositary bank, which is the registered owner of the shares.

Currency Exchange

Payments of cash dividends and distributions, if any, will be made in reais to the custodian on behalf of the depositary bank, which will then convert such proceeds into U.S. dollars and transfer such U.S. dollars to the depositary bank for distribution to holders of ADRs. In the event that the custodian is unable to immediately convert the reais received as dividends into U.S. dollars, the amount of U.S. dollars payable to the holders of ADRs may be adversely affected by devaluations of the real that occur before such dividends are converted and remitted. The real depreciated approximately 49.05% relative to the U.S. dollar in 2015. See “Item 3, Key Information—Risk Factors—Risks Relating to Brazil— The Federal Government exercises significant influence on the Brazilian economy, Political and economic conditions can have a direct impact on our business.”

Dividends in respect of the preferred shares and common shares paid to non-resident holders, including holders of Preferred ADSs and Common ADSs, are generally not subject to Brazilian withholding tax, although in general payments of interest on capital are subject to withholding tax. See “Item 10, Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Dividends” and “—U.S. Tax Considerations—Taxation of Distributions.” There is no specific record date upon which the depositary bank will determine the exchange rate to be used in connection with converting cash dividends or other cash distributions. Pursuant to the Deposit Agreements, the depositary bank will arrange for the funds to be converted into U.S. dollars upon receipt of notice of cash dividends or other cash distributions.

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

Declaration History of Dividends and Interest on Equity (1)

Dividend Year	Common Shares		Preferred Shares
	(R$)(2)	(US$)(3)	(R$)(2)	(US$)(3)
2013	553,627,379	232,031,592	1,101,974,620	461,850,217
2014	266,619,949	87,019,795	530,697,050	173,209,651
2015(4)	211,996,628	61,364,700	421,971,371	122,144,143

(1)	Under Brazilian accounting practices, dividends and Interest on Equity are accounted in the business year in which the profits from which the dividends are declared, provided that they are previously approved.
(2)	Amounts expressed in reais are expressed in nominal reais.
(3)	The amounts in USD displayed above are for illustrative purposes only and were calculated by dividing the amount of dividends and interest on capital paid, expressed in nominal reais, by the exchange rate obtained from the Federal Reserve Board’s website on respective “record dates”: December 31, 2013 and April 17, 2015. For dividends and interest on equity related to 2015, the exchange rate used was from April 29, 2016. For additional information about the exchange rate used for dividend and interest on capital conversion, please consult the “Exchange Rate” section above.
(4)	The dividends for 2015 refer amounts that were approved at the Ordinary and Extraordinary General Meetings of Stockholders held on April 29, 2016. The dividends declared for the business year 2015 will be paid by December 30, 2016.

Item 9.	Offer and Listing Details

Trading Market

The principal trading market for our preferred shares is the BM&FBovespa. Our Preferred ADSs, each representing one preferred share as of December 31, 2015 have traded on the NYSE under the symbol “CIG” since September 18, 2001. Prior to that date, our Preferred ADSs were traded in the over-the-counter, or OTC, market in the United States. The Preferred ADSs are evidenced by Preferred ADRs issued by Citibank, N.A., as depositary, pursuant to a Second Amended and Restated Deposit Agreement, dated August 10, 2001, as amended on June 11, 2007, by and among the Company, the depositary and the holders and beneficial owners of Preferred ADSs evidenced by Preferred ADRs issued thereunder. As of December 31, 2015 there were approximately 287,918,816 Preferred ADSs outstanding (each representing one preferred share), representing approximately 34.35% of our 826,957,231 outstanding preferred shares (Free Float).

The principal trading market for our common shares is the BM&FBovespa. Our Common ADSs, each representing one common share as of December 31, 2015 have traded on the NYSE under the symbol “CIG.C” since June 12, 2007, when we established an American Depositary Shares program for our common shares. The Common ADSs are evidenced by Common ADRs issued by Citibank, N.A., as depositary, pursuant to a Deposit Agreement, dated June 12, 2007, by and among Company, the depositary and the holders and beneficial owners of Common ADSs evidenced by Common ADRs issued thereunder. As of December 31, 2015 there were approximately 462,508 Common ADSs outstanding (each representing one common share), representing 0,11% of our 206,187,821 outstanding common shares (Free Float).

On September 30, 2016, the closing price per preferred share on the BM&FBovespa was R$8.58 and the closing price per Preferred ADS on the NYSE was US$ 2.59.

On September 30, 2016, the closing price per common share on the BM&FBovespa was R$8.56 and the closing price per Common ADS on the NYSE was US$2.82.

The following table sets forth the reported high and low closing sale prices for the preferred and common shares on the BM&FBovespa and the Preferred and common ADSs on the NYSE for the periods indicated.

	Common Shares		Common ADSs		Preferred Shares		Preferred ADS
Period	Price in Nominal R$		Price in US$		Price in Nominal R$		Price in US$
	High	Low	High	Low	High	Low	High	Low
2010	6.23	4.92	3.82	2.78	8.75	6.86	5.48	3.89
2011	8.95	5.81	5.81	3.22	11.11	7.75	6.87	4.57
2012	14.94	8.57	7.72	4.28	17.40	9.65	8.88	4.65
2013	14.50	10.45	7.09	4.76	14.09	10.32	6.99	4.67
2014	19.29	10.1	8.46	4.42	18.46	10.04	8.35	4.25
2015	15.86	5.85	5.50	1.30	15.66	5.61	5.19	1.40
2013
1 Q	12.63	10.45	6.67	5.64	13.06	10.32	6.88	5.23
2 Q	14.50	10.93	7.09	4.89	14.09	11.06	6.99	4.98
3 Q	13.50	11.00	6.13	4.76	13.18	10.75	5.92	4.71
4 Q	12.38	11.19	5.74	4.82	12.23	10.99	5.72	4.67
2014
1 Q	12.93	10.16	5.77	4.42	12.69	10.04	5.70	4.25
2 Q	15.49	12.40	7.31	5.66	15.88	11.94	7.20	5.33
3 Q	19.29	13.74	8.46	6.04	18.46	13.25	8.35	5.50
4 Q	16.25	12.70	6.83	4.83	16.02	11.85	6.74	4.40
2015
1 Q	14.12	11.60	5.33	3.46	13.37	10.95	4.97	3.51
2 Q	16.26	11.65	5.50	3.60	16.08	11.50	5.35	3.71
3 Q	12.00	6.57	3.72	1.65	11.97	6.48	3.86	1.61
4 Q	7.93	6.00	2.61	1.30	8.06	5.76	2.14	1.44
2016
1 Q	8.62	4.39	2.43	1.08	8.70	4.10	2.42	1.02
2 Q	8.30	5.43	2.30	1.43	8.26	5.16	2.30	1.40
3 Q	10.03	7.12	3.20	2.15	9.97	7.09	3.08	2.08

The table below represents the stock dividends paid on the common and preferred shares and their respective Common and Preferred ADSs, resulting in an adjustment to the price per share and ADS:

Record of stock dividends paid on common and preferred shares and Common and Preferred ADSs
Year	%	Declaration	Record date Brazil	Payment date Brazil	Record date NYSE	Payment date NYSE
2010	10.00%	04/29/2010	04/29/2010	05/05/2010	05/04/2010	05/10/2010
2012	25.00%	04/27/2012	04/27/2012	05/04/2012	05/02/2012	05/11/2012
2013	12.85%	04/30/2013	04/30/2013	05/07/2013	05/06/2013	05/14/2013
2014	30.76%	12/26/2013	12/26/2013	01/03/2014	12/26/2013	01/10/2014
2015	25.00%	04/30/2015	04/30/2015	12/28/2015	05/06/2015	01/05/2016

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

If you were to trade in the preferred shares or common shares on the BM&FBovespa, your trade is settled in three business days after the date of the trade. Delivery of and payment for shares is made through the facilities of a separate clearinghouse, which maintains accounts for brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the date of the trade. The clearing house for the BM&FBovespa is the Câmara de Ações (previously organized as Companhia Brasileira de Liquidação e Custódia CBLC).

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

BM&FBovespa is less liquid than the NYSE and other major exchanges in the world. As of December 31, 2015, the aggregate market capitalization of the 358 companies listed on the BM&FBovespa was equivalent to approximately R$1.91 trillion and the 10 largest companies listed on the BM&FBovespa represented approximately 50% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may be traded on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public. The remainder of these shares is held by small groups of controlling persons, governmental entities or one principal shareholder.

Our preferred shares and common shares have daily liquidity on the BM&FBovespa and have had no suspension of trading in the past five years other than due to BM&FBovespa utilizing circuit breakers on a few occasions in 2008 with respect to the trading of all shares on the BM&FBovespa.

We have been a member of Special Corporate Governance Level 1 of the BM&FBovespa since October 2001. The rules regarding such corporate governance segment are comprised by the Special Corporate Governance Level 1 Regulations (“Regulamento de Listagem do Nível 1 de Governança Corporativa”), which were amended on March 21, 2011 by BM&FBovespa and approved by the CVM. Such revised set of rules became effective on May 10, 2011. Among the obligations that are contemplated by such regulations, we are required to:

•	present our consolidated statements of financial position, Standardized Financial Statements – DFP, consolidated Profit and loss account, quarterly financial statements – ITR, and the Reference Form (Formulário de Referência);

•	include, in the notes to our quarterly financial statements, a note regarding related party transactions, containing the disclosure provided in the applicable accounting rules to annual financial statements;

•	disclose any direct or indirect ownership interest per type and class exceeding 5% of each type and class of the Company’s capital stock, to the level of individual shareholders, once the Company has been provided with such information;

•	disclose the amount of free float shares and their respective percentage in relation to total shares outstanding, which shall be of at least 25% of shares representing our capital stock;

•	disclose, by December 10th of each year, an annual timetable of corporate events, containing, at a minimum, the date of (a) acts and corporate events, (b) public meetings with analysts and other applicable parties, and (c) disclosure of financial information scheduled for the next fiscal year, Any changes in scheduled events must be notified to the BM&FBovespa and to the public at least 5 days in advance;

•	hold at least one annual meeting with market analysts and any other applicable parties;

•	prepare, disclose and submit to the BM&FBovespa, a securities trading policy and a code of conduct establishing the values and principles that guide the Company;

•	establish that the term of office of our board of directors shall not exceed two years, with reelection being permitted;

•	have different persons occupying the positions of chairman of the board of directors and chief executive officer or main executive officer of our company;

•	adopt mechanisms that provide for capital dispersion in any public share offerings; and

•	include in our by-laws the mandatory provisions required by the BM&FBovespa by May 10, 2014 (which we have already complied with);

Disclosure of Trading by Insiders

Brazilian securities regulations require our controlling shareholders, management, members of our Fiscal Council and any other technical or advisory body to disclose to us, the CVM and the BM&FBovespa the number and types of securities issued by us, our subsidiaries and our controlling companies that are held by them or by persons closely related to them and any changes in their respective ownership positions during the preceding 12 months. The information regarding the trading of such securities (amount, price and date of acquisition) must be provided to the CVM and the BM&FBovespa by the Company within 10 days of the end of the month in which they occurred or of the month in which the managers of the Company were empowered.

Disclosure of Material Developments

Under the Brazilian securities legislation, we are required to publicly disclose any material act or fact related to our business, to the Brazilian Securities Commission (CVM) and to BM&FBovespa (the São Paulo Stock Exchange). We are also required to publish an announcement of such material acts or facts (in newspapers or on news websites). An act or fact is considered material if it has a material impact on: the price of our securities; the decision of investors to buy, sell or hold our securities; or the decision of investors to exercise any rights as holder of any of our securities. Under extraordinary circumstances, material acts or facts may in practice not be disclosed if the controlling stockholders or the management believes that revealing them would put the Company’s legitimate interests at risk, provided that such controlling stockholders or managers must immediately publicize the material act or fact if they lose control over the information or in case of atypical alterations on stock prices or on the amount of shares traded.

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

Under Brazilian Corporate Law, a corporation is either publicly owned, such as we are, or closely held (companhia fechada). All publicly owned companies, including us, are registered with the CVM and are subject to reporting requirements. Our shares are traded on the BM&FBovespa, but may be traded privately subject to certain limitations. The Brazilian OTC market consists of direct trades and trades between individuals in which a financial institution registered with the CVM serves as intermediary.

We have the option to request that trading in our securities on the BM&FBovespa be suspended in anticipation of a material announcement. Trading may also be suspended on the initiative of the BM&FBovespa or the CVM based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the stock exchange.

Brazilian law provides general restrictions on unfair trading practices and market manipulation, although in Brazil there may be fewer instances of enforcement actions and judicial precedent is less well defined than in certain other countries.

Trading on the BM&FBovespa by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for the preferred shares or the common shares must register with the Central Bank of Brazil to be eligible for the remittance of funds in U.S. dollars abroad for payments of dividends, any other cash disbursements, or upon the disposition of the shares and sales proceeds thereof. In the event that a holder of Preferred ADSs exchanges its Preferred ADSs for preferred shares or a holder of Common ADSs exchanges its Common ADSs for common shares, the investor will need to apply for registration, as required by Resolution no. 4,373, dated September 29, 2014, which regulates investments in Brazilian financial and securities markets by foreigners. See “Item 10. Additional Information—Exchange Controls”.

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

Preferred Shares

Holders of preferred shares have the right to receive annual minimum dividends in an amount equal to the greater of 10% of the par value of each preferred share or 3% of the net worth value associated with each preferred share. Holders of our preferred shares also have priority over any other class of shares if we decide to redeem shares. A preferred share does not entitle its owner to vote at the general shareholders’ meetings.

Share Subscription

Shares purchased by the State Government, which must constitute at all times the majority of our voting shares, are paid for in accordance with Brazilian Corporate Law. Shares purchased by other shareholders (whether natural persons or legal entities) shall be paid for in accordance with the decision resulting from the general meeting of shareholders that addresses the matter.

Article 171 of the Brazilian Corporate Law provides that each shareholder has a general preemptive right to subscribe for new shares or convertible securities issued in any capital increase, in proportion to that shareholder’s shareholding, except in the event of the exercise of any option to acquire shares of our capital stock. Shareholders must exercise their preemptive rights within 30 days of the publication of the notice of capital increase.

In the event of a capital increase, holders of Preferred ADSs, which represent preferred shares, and holders of Common ADSs, which represent common shares, have preemptive rights to subscribe only for newly issued preferred shares or common shares, respectively, in proportion to their shareholdings but may be unable to exercise those rights due to U.S. securities law restrictions. See “Item 3, Risk Factors—Risks Relating to the Preferred Shares, Preferred ADSs, Common shares and Common ADSs—You may not be able to exercise preemptive rights with respect to our securities.”

Minority Shareholders

Our by-laws provide that the preferred and minority common shareholders are entitled to elect one member and an alternate to the Board of Directors, respectively, in a separate vote, as more fully described in “—Rights of Shareholders—Rights of Minority Shareholders”.

Dividends

For a discussion of our dividend policy, see “Item 8, Financial Information—Dividend Policy and Payments”.

General Meetings of Stockholders

General Meetings of Stockholders are held for the purposes specified in law, as stated in Brazilian Corporate Law. Ordinary General Meetings are held within the first four months of the business year, and must be called with 15 days’ prior notice. Brazilian Corporate Law also specifies that the following decisions may only be taken at a General Meeting of Stockholders:

•	any change in the by-laws;

•	increase or reduction in the Company’s issued share capital, and subscription of new shares;

•	election and/or dismissal of members of the Board of Directors or of the Fiscal Council;

•	authorization for the issue of convertible debentures or any other convertible securities;

•	suspension of exercise of the rights of a stockholder who has violated Brazilian Corporate Law or the by-laws;

•	approval of any merger with or by another company in which we are not the surviving company or the spin-off;

•	acceptance or rejection of the valuation of in-kind contributions offered by a stockholder in consideration for issuance of shares;

•	approval of conversion of the Company into a limited liability company or into any other form of corporate entity;

•	approval of any dissolution or liquidation of the Company, the appointment or dismissal of the respective liquidator and/or review of the reports prepared by him or her;

•	any action relating to bankruptcy or concordata;

•	approval of the annual financial statements;

•	issuance of ‘founders’ shares’; or

•	cancellation of registration with the CVM as a publicly-held company or delisting of our common shares from the BM&FBovespa, except in the case of a public tender offer for privatization.

As a general rule, the affirmative vote of stockholders representing at least the majority of our issued common shares outstanding, present in person or represented by proxy at a General Meeting of Stockholders, is required to approve or ratify any proposed measure. Abstentions are not taken into account. However, the affirmative vote of stockholders representing one half of our outstanding common shares is required, for any decision to:

•	create preferred shares or disproportionately increase an existing class of preferred shares in relation to the other classes of shares, unless such action is provided for in, or authorized by, our by-laws;

•	modify a preference, privilege or condition in terms of redemption or amortization conferred on one or more classes of preferred shares; or create a new class with greater privileges than those of the existing classes of preferred shares;

•	reduce the percentage of mandatory dividends;

•	make any change to the Company’s corporate objects;

•	cause the Company to incorporate or to be incorporated by, or to merge with, another company;

•	spin off a portion of our assets or liabilities;

•	approve our participation in a group of companies;

•	apply for cancellation of liquidation status;

•	approve the dissolution of the Company;

•	approve the creation of founders shares and/or

•	approve the incorporation of all of our shares by another company in such a way that we become a wholly-owned subsidiary of that other company.

Stockholders may be represented at a stockholders’ meeting by a person holding z power of attorney from the stockholder, appointed no more than one year prior to the meeting. To be eligible to represent a stockholder in a General Meeting of Stockholders, the person holding a power of attorney must be a stockholder, or one of our executive officers or one of the members of the Board of Directors, or an attorney-at-law. In a publicly held corporation, such as ours, the party holding the Power of Attorney may also be a financial institution.

Subject to the provisions of the Brazilian Corporate Law and our by-laws, our Board of Directors may ordinarily call our General Meetings of Stockholders. These meetings may also be called by:

•	the Fiscal Council, if the Board of Directors fails to call a General Meeting of Stockholders within one calendar month of any date on which it has been requested to do so, under the applicable laws, or an Extraordinary General Meeting of Stockholders at any time when serious and urgent matters affect the Company;

•	any stockholder, whenever the Board of Directors fails to call a General Meeting of Stockholders within 60 days of being required to do so by the Brazilian Corporate Law or by our by-laws;

•	holders of at least 5% of our share capital, if the Board of Directors fails to call a General Meeting of Stockholders within eight calendar days of receipt of a request from those stockholders to call a General Meeting of Stockholders, indicating the matters to be discussed;

•	holders of at least 5% of the voting stock, or 5% of those stockholders who do not have the right to vote, if the Board of Directors omits to call a General Meeting of Stockholders within eight calendar days of receipt from those stockholders of a request to place the Fiscal Council in session.

The Board of Directors

Our by-laws require our Board of Directors to comprise 15 sitting members and 15 alternate members. One must be appointed Chair of the Board, and one Deputy Chair.

Key functions specific to the Board of Directors include the following:

•	to set the general strategy/direction of the company’s business;

•	to elect and dismiss Executive Officers;

•	to decide, prior to the company entering into them, on contracts between the company and any of its stockholders, or companies which are sole or joint controlling stockholders of any of its stockholders;

•	to decide, on a proposal put forward by the Executive Board, on the disposal or the creation of liens upon any of the Company’s non-current assets, and on giving by the Company of any guarantee to any third party in an individual value greater than or equal to R$14 million;

•	to decide, upon a proposal put forward by the Executive Board, on the Company’s investment projects, signing of contracts and other legal transactions, contracting of loans or financings, or the undertaking of any obligations in the name of the Company which, individually or jointly, have value of R$14 million or more, including injections of capital into wholly owned or other subsidiaries or affiliated companies or the consortia in which the Company participates;

•	to call the General Meeting of Stockholders;

•	to monitor and control the management by the Executive Board: the Board of Directors may, at any time, examine the books and papers of the company, and request information on contracts agreed to or in the process of being agreed to, and on any other administrative facts or actions which it deems to be of interest;

•	to give a prior opinion on the report of management and the accounts of the Executive Board of the company;

•	to appoint of dismiss the company’s auditors, from among companies with international reputation authorized by the Securities Commission (CVM) to audit listed companies;

•	to authorize, upon a proposal by the Executive Board, commencement of administrative tender proceedings, and proceedings for dispensation from or non-requirement of bids, and the corresponding contracts, for amounts of R$14 million or more;

•	to authorize the issuance of securities, in the domestic or external markets, for the raising of funds, in the form of debentures, promissory notes, medium-term notes and other instruments.

•	to authorize, upon a proposal by the Executive Board, the filing of legal actions and administrative proceedings, and making of Court and extrajudicial settlements, when the amount is greater than or equal to R$14 million;

•	to authorize the issue of securities ,in the domestic or external markets, for the raising of funds, in the form of debentures, promissory notes, medium-term notes and other instruments;

•	to delegate to the Executive Board the power to authorize signing of contracts for the sale of electricity or provision of distribution or transmission services, in accordance with the legislation;

•	to approve the company’s Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan, and the Annual Budget, and any changes or revisions thereof;

•	annually, to set the directives and establish the limits, including financial limits, for spending on personnel, including grant of benefits and collective employment agreements, subject to the competency of the General Meeting of Stockholders and the Annual Budget approved;

•	to authorize and exercise of the right of preference in stockholders’ agreements or voting agreements in wholly-owned or other subsidiaries, affiliated companies and the consortia in which the Company participates, except in the cases of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the General Meeting of Stockholders is competent to decide;

•	to approve declarations of votes in the General Meetings of Stockholders and procedures for voting in the meetings of the boards of directors of the wholly owned and other subsidiaries, affiliated companies and the consortia in which the Company participates, when participation in the capital of other companies or consortia is involved; and such decisions must, in any event and not only in matters relating to participation in the capital of other companies or consortia, observe the provisions of these by-laws, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;

•	to approve the constitution of, and participation in the equity capital of any company, undertaking or consortium;

•	to approve the appointment of committees, in accordance with the Internal Regulations: each respective committee shall, prior to the decision by the Board of Directors, give its opinion, which shall not be binding: (i) on the matters over which competence is attributed to it by the Internal Regulations; and (ii) in relation to any matter, whenever requested by at least two thirds of the members of the Board of Directors; and

•	to authorize provisions in the Company’s accounts, in amounts of R$14 million or more, upon proposal by the Executive Board.

The financial limit referred to above is adjusted, in January of each year, by the IGP–M inflation index (‘General Price Index – Market’), published by the Getúlio Vargas Foundation. As from January 2016 this limit had been adjusted to R$19.184 million

Under Brazilian Corporate Law, members of the Board of Directors of a company usually have certain duties equivalent to those imposed by the laws of the majority of the States of the USA, including duty of loyalty to the company, duty not to trade in their own personal interest, and the duty diligently attend to the management of the company’s business. The Members of our Board of Directors and our Executive Board may be held liable for failure in these duties to us and to our stockholders, and may be subject to legal action in proceedings brought by government bodies or by our stockholders.

There are no provisions in our bylaws relating to: (i) power for a board member to vote on proposals or contracts in which he or she has a material interest; (ii) powers that may be exercised by our board members to take on loans; (iii) retirement age for members of the Board of Directors; or (iv) the number of shares necessary for qualification of board members.

The Chair and Vice-Chair of the Board of Directors must be chosen by their peers, at the first meeting of the Board of Directors that takes place after the election of its members, and the Vice-Chair shall take the place of the Chair when the Chair is absent or prevented from exercising his/her functions.

The stockholders have the power to set the compensation of the members of boards at the General Meeting of Stockholders at which the board members are elected.

Rights of Shareholders

We extend to our shareholders all of the rights that are provided under Brazilian law. Our by-laws are in compliance with the Brazilian Corporate Law.

Essential Rights

Article 109 of Brazilian Corporate Law provides that a corporation may not deny certain rights to its shareholders under any circumstances, These shareholders’ rights include:

•	the right to have a share of the corporation’s earnings;

•	the right to have a share of the corporation’s assets, in the event of a liquidation of the Company;

•	the right to supervise our management according to Brazilian Corporate Law;

•	preemptive rights to subscribe new shares or securities convertible into shares, except for exceptions provided by Brazilian Corporate Law and our by-laws; and

•	the right to withdraw from the company under certain circumstances provided in Brazilian Corporate Law,

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

Redemption Rights

Our common shares and preferred shares are not redeemable, with the exception that a dissenting stockholder is entitled under Brazilian Corporate Law to obtain redemption in the event of any of the following decisions being made at a stockholders’ meeting by stockholders representing at least 50% of the voting shares:

•	to create a new class of preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of share (unless such actions are provided for or authorized by the by-laws);

•	to modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than the existing classes of preferred shares;

•	to reduce the mandatory distribution of dividends;

•	to change the Company’s corporate objects;

•	to have the Company amalgamated or merged with another company;

•	to transfer all of our shares to another company in such a way as to make us a wholly-owned subsidiary of that company;

•	to approve acquisition of the control of another company at a price that exceeds certain limits set out in Brazilian Corporate Law;

•	to carry out a split of the Company’s stock;

•	to transform the Company into another type of company;

•	to approve the Company’s participation in a group of companies as defined in Brazilian Corporate Law;

•	or in the event that an entity resulting from (a) an incorporation, (b) transfer of shares as described in item (6) above or (c) a split made by the Company fails to become a listed company within 120 calendar days from the meeting at which such decision was taken.

Only holders of shares adversely affected by the changes mentioned in items (1) and (2) above may require the Company to redeem their shares. The right of redemption mentioned in items (5), (6) (7) and (10) above may only be exercised if our shares do not satisfy certain liquidity ratios or dispersion at the time of the decision by the stockholder. The stockholder’s right to withdraw referred to in item (8) may be exercised only if the split results in: (a) a change in the corporate objects, except when the equity value of the assets and liabilities split off is passed to a company whose preponderant activity coincides with that arising from the corporate objects of the company from which it is split; (b) reduction of the mandatory dividend; or (c) participation in a group of companies. Also note that in the case of item (11), the right to withdraw applies to all the Company’s stockholders, and not only to those who have been dissident at the related General Meeting of Stockholders. The right to redeem shares will expire 30 calendar days from publication of the minutes of the related stockholders’ meeting, except: (a) in the case of items (1) and (2) above, if the decision is subject to confirmation by the holders of the preferred shares (which must be given in an Extraordinary General Meeting to be held within one year), in which case the period of 30 days shall be counted from publication of the minutes of the Extraordinary General Meeting; or (b) in the case of item (11) above, in which case the period of 30 days shall be counted from the end of a period of 120 days, given for the company resulting from the amalgamation, merger or unbundling to obtain a listed company registration and have its shares listed on the secondary market.

Our Company has the right to reconsider any act that gives rise to rights of redemption within 10 calendar days of expiry of such rights if the redemption of shares of dissident stockholders places the Company’s financial stability at risk. Law 9,457 of May 5, 1997, which altered Brazilian Corporate Law, contains provisions which, among other matters, restrict the rights of redemption in certain cases and allow companies to redeem their shares for their economic value, subject to certain requirements. Our by-laws at present do not specify that our share capital may be redeemed at its economic value and, consequently, any redemption in accordance with Brazilian Corporate Law would be made at a minimum of the book value per share, determined on the basis of the last Statement of financial position approved by the stockholders, it being stipulated that, if the General Meeting which gives rise to the rights of redemption has taken place more than 60 calendar days of the date of the last approved Statement of financial position approved, the stockholder shall have the right to require that its shares be valued based on a new Statement of financial position on a date that falls within a period of 60 calendar days of the General Meeting of Stockholders.

Rights of Minority Shareholders

Brazilian Corporate Law provides that shareholders who own at least 5% of the capital stock of a corporation are afforded the following rights, among others:

•	the right to require that the books of the corporation be made available for review, whenever there is any indication of an act violating the Brazilian legislation or the Company’s by-laws, or whenever these have been violated, or if there are grounds for suspicion that serious irregularities have been committed by the company’s management;

•	the right to require the Company’s managers to reveal:

(i)	the number of securities issued by the company or by subsidiaries, or companies of the same group, that they have acquired or sold, directly or through other people, in the prior business year;

(ii)	share purchase options that management have contracted or exercised in the prior business year;

(iii)	all benefits or advantages, whether indirect or complementary, that they have received or which they are receiving from the company, or from affiliated or subsidiary companies or companies of the same group;

(iv)	the terms of such employment contracts as have been signed by the company with directors or high-level employees; and/or

(v)	any other material acts or facts in relation to the activities of the company.

•	the right to require that the members of the Fiscal Council supply information about matters within their sphere of competence;

•	the right to call general meetings of stockholders, in certain circumstances, whenever the members of the Board of Directors or of the Executive Board omit to do so; and

•	the right to file legal actions for indemnity against members of the Board of Directors or the Executive Board, as the case may be, for losses and/or damages caused to the company’s property, whenever it is decided in the General Meeting of Stockholders that such an application for indemnity will not be presented.

Minority shareholders that own, individually or in aggregate, our outstanding common shares (since at least 10% of our outstanding common shares are held by minority shareholders), and also holders of our preferred shares, have the right to appoint one member of the Fiscal Council and an alternate. All shareholders have the right to attend general meetings of shareholders.

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

Changes in rights of stockholders

A General Meeting of Stockholders must be held whenever the Company intends to change the rights of holders of our common shares or preferred shares. Under Brazilian Corporate Law the proposed changes must be approved by a majority of the class of stockholders that would be affected. Certain changes related to the rights of preferred shares, such as changes in preferences, advantages or conditions of redemption or amortization, may result in the exercise of rights to withdraw by the holders of the shares affected.

Going Private Transactions and Delisting from the BM&FBovespa

Our delisting, as a public company, must be preceded by a tender offer by our controlling shareholders or the Company for the acquisition of all of the then outstanding shares, subject to the conditions below:

•	the price offered for the shares under the public offering must be the fair value of those shares, as established in Brazilian Corporate Law; and

•	shareholders holding more than two thirds of our float shares shall have expressly agreed to the decision to become a private company or accepted the offer,

Under Brazilian Corporate Law, the fair price shall be at least equal to our valuation as determined by one or more of the following valuation methods: Stockholders’ equity as expressed by book value, Stockholders’ equity valued at market prices, discounted cash flow, comparison of multiples, the quoted price of our shares on the securities market; or based on some other method of valuation accepted by the CVM. The price of the offer may be revised if it is challenged within 15 calendar days of its publication by holders of at least 10% of our outstanding shares, by means of a request sent to our management for an extraordinary General Meeting of Stockholders to be called to decide on whether to request new valuations, using the same, or another, valuation method. If the new valuation is lower than the valuation challenged, the stockholders that requested a new valuation, and those that approved the request, shall reimburse us for the costs incurred. However, if the second valuation is higher, the offering party will have the option to continue the offer, with the new price, or withdraw the offer.

Arbitration

Pursuant to Brazilian Corporate Law and related regulations, if provided for in a company’s by-laws, disputes among shareholders will be subject to arbitration. Our by-laws currently do not provide for arbitration.

Material Contracts

For information concerning our material contracts, see “Item 4, Information on the Company” and “Item 5, Operating and Financial Review and Prospects”.

Exchange Controls

There are no restrictions on the ownership of preferred shares or common shares of non-financial institutions by legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of preferred shares or common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that you register the relevant investment with the Central Bank and the CVM.

Investments in the preferred shares through the holding of Preferred ADSs, or in the common shares through the holding of Common ADSs, must be made pursuant to Annex II to CMN Resolution No. 4,373 dated September 29, 2014. Direct investments in the preferred shares upon the cancellation of the Preferred ADSs, or in the common shares upon the cancellation of the Common ADSs, may be held by foreign investors under Law No. 4,131 of September 3, 1962 or CMN Resolution No. 4,373 of September 29, 2014, both of which effectively allow registered foreign investors to invest substantially in any capital market instrument in Brazil and extend a favorable tax treatment to all foreign investors registered and qualified under CMN Resolution No. 4,373, who are not resident in a tax haven, as defined by Brazilian tax laws.

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

Securities and other financial assets held by investors under CMN Resolution No 4,373 must be registered or maintained in deposit accounts or in the custody of an entity duly licensed by the Central Bank or the CVM. Further, any transfer of a security that is held pursuant to CMN Resolution No. 4,373 must be made according to the Central Bank and CVM rules. Holders of Preferred ADSs or Common ADSs who have not registered their investment with the Central Bank could be adversely affected by delays in, or refusals to grant, any required government approval for conversions of payments made in reais and remittances abroad of these converted amounts.

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

In the event that a holder of Preferred ADSs exchanges such Preferred ADSs for preferred shares, or a holder of Common ADSs exchanges such Common ADSs for common shares, such investment will need to be registered with the Central Bank, according to Resolution No. 4,373. Thereafter, the holder may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, the preferred shares or the common shares, unless the holder is a duly qualified investor under Resolution No. 4,373 by registering with the CVM and the Central Bank and appointing a representative in Brazil. If not so registered, the holder will be subject to less favorable Brazilian tax treatment than a holder of Preferred ADSs or Common ADSs. Regardless of qualification under Resolution No. 4,373, residents in tax havens are subject to less favorable tax treatment than other foreign investors. See “—Taxation—Brazilian Tax Considerations.”

Under current Brazilian legislation, the Brazilian Federal Government may impose temporary restrictions of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately nine months in 1989 and early 1990, the Brazilian Federal Government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil’s foreign currency reserves, These amounts were subsequently released in accordance with Brazilian Federal Government directives. We cannot assure you that the Brazilin Federal Government will not impose similar restrictions on foreign reparations in the future.

Taxation

The following summary contains a description of certain Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of preferred shares, common shares, and Preferred ADSs or Common ADSs by a United States person, as defined in section 7701(a)(30) of the Internal Revenue Code of 1986, or the Code, as amended, or a holder that otherwise will be subject to U.S. federal income tax on a net income basis in respect of preferred shares, common shares, Preferred ADSs or Common ADSs, which we refer to as a U.S. holder, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase preferred shares, common shares, Preferred ADSs or Common ADSs. In particular this summary deals only with U.S. holders that will hold preferred shares, common shares, Preferred ADSs or Common ADSs as capital assets and does not address the tax treatment of U.S. holders that own or are treated as owning 10% or more of the voting shares of the Company or that may be subject to special tax rules, such as banks or other financial institutions, insurance companies, retirement plans, regulated investment companies, real estate investment trusts, dealers in securities or currencies, brokers, traders in securities that elect to mark to market, tax-exempt organizations, persons liable for alternative minimum tax, “pass-through entities” such as partnerships or persons that will hold preferred shares, common shares, Preferred ADSs or Common ADSs as part of a hedging transaction, constructive sale transaction, position in a “straddle” or a “conversion transaction” for tax purposes, and persons that have a “functional currency” other than the U.S. dollar. If an entity treated as a partnership for U.S. federal income tax purposes invests in our preferred shares, common shares, Preferred ADSs or Common ADSs, the U.S. federal income tax considerations relating to such investment will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners relating to the purchase, ownership and disposition of such preferred shares or ADSs. This summary, as relates to U.S. tax considerations, does not describe any implications under U.S. state or local tax law, non-U.S. tax law, or the federal estate tax or gift tax. U.S. shareholders should consult their own tax advisors regarding such matters.

This summary is based upon the tax laws of Brazil and the United States as in effect on the date hereof which are subject to change, possibly with retroactive effect, and to different interpretations. Prospective purchasers of preferred shares, common shares, Preferred ADSs or Common ADSs are encouraged to consult their own tax advisors as to the Brazilian, U.S. or other tax consequences of the purchase, ownership and disposition of preferred shares, common shares, Preferred ADSs or Common ADSs, including, in particular, the effect of any foreign, state or local tax laws.

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

Taxation of Dividends — Dividends paid by the Company, including stock dividends and other dividends paid in property to the depositary in respect of the preferred shares or common shares, or to a non-Brazilian holder in respect of the preferred shares or common shares, are currently exempted from withholding tax in Brazil to the extent that the dividends are paid out of profits generated as of January 1, 1996. Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding tax at varying rates, depending on the year the profits were generated.

Payments of ‘Interest on Equity’– Law No. 9,249, of December 26, 1995, as amended, enables Brazilian corporations to make distributions to stockholders, in Brazilian currency, of a payment referred to as Interest on Equity (‘Juros sobre Capital Próprio’). The payment is calculated based on multiplying the value of the company’s Stockholders’ equity by the federal government’s Long-Term Interest Rate (Taxa de Juros de Longo Prazo or TJLP), as set by the Central Bank, and payments up to such an amount may be deducted by the company as an expense when calculating its profit that will be taxable by income tax and the Social Contribution tax, subject to the deduction not exceeding the greater of:

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

Law Nº 9,430, of December 27, 1996 was amended by Law Nº 11,727 of June 24, 2008, and later by Law Nº 11,941 of May 27, 2009, establishing the concept of a ‘privileged tax regime’, to govern transactions involving transfer pricing, and to strict rules for capitalization. This concept has a wider reach than the concept of a tax haven. Under the new laws, a ‘privileged tax regime’ is defined as one which has one or more of the following characteristics: (i) it does not tax income or it taxes it at a maximum rate lower than 20%; (ii) it grants tax advantages to non-resident entities or individuals (a) without requiring substantial economic activity in the country or territory or (b) conditional upon non-exercise of substantive business activity in the country or territory; (iii) it does not generate tax income outside its territory, or taxes such income with a maximum rate lower than 20%; or (iv) it does not allow access to information on stockholdings, ownership of assets or rights, or to the business transactions carried out.

Although interpretation of the current Brazilian tax legislation might lead to the conclusion that the concept of ‘privileged tax regime’ should apply only for the purposes of rules to govern transfer pricing in Brazil, it is unclear whether such concept would also apply to other types of transaction, such as investments carried out in the Brazilian financial and capital markets for the purposes of this law.

There is no judicial guidance as to the application of Law No. 9,430 of December 27, 1996, as amended, and accordingly we are unable to predict whether the Brazilian Internal Revenue Service or the Brazilian courts might decide that the ‘privileged tax regime’ concept should be applicable in such a way as to deem a Non-Brazilian-Resident Holder to be a Tax Haven Resident when carrying out investments in the Brazilian financial and capital markets. However, in the event that the ‘privileged tax regime’ concept is interpreted to be applicable to transactions carried out in the Brazilian financial and capital markets, this tax law would accordingly result in the imposition of taxes on a Non-Brazilian-Resident Holder that meets the privileged tax regime requirements in the same way as is applicable to a Tax Haven Resident. Current and prospective investors should consult with their own tax advisors regarding the consequences of the implementation of Law 9,430 of December 27, 1996, as amended, and of any related Brazilian tax law or regulation concerning the concepts of “tax haven” or “privileged tax regimes”.

To the extent that payments of interest on capital are included as part of a mandatory dividend, we are required to distribute an additional amount to ensure that the net amount received by shareholders, after payment of the applicable withholding tax is at least equal to the mandatory dividend.

Distributions of interest on net equity to foreign holders may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange controls, to the extent that the investment is registered with the Central Bank.

We cannot assure you that our Board of Directors will not determine that future distributions should be made by means of dividends or interest on net equity.

Taxation of Gains — According to Law No. 10,833/03, the gains recognized on a disposal of assets located in Brazil, such as CEMIG shares, by a non-Brazilian holder, are subject to withholding income tax in Brazil, This rule is applicable regardless of whether the disposal is conducted in Brazil or abroad whether or not the disposal is made to an individual or entity resident or domiciled in Brazil.

As a general rule, capital gains realized as a result of a disposal transaction are the positive difference between the amount realized on the disposal of the asset and the respective acquisition cost.

Capital gains realized by non-Brazilian holders on the disposal of shares sold on the Brazilian stock exchange (which includes the transactions carried out on the official over-the-counter market) are subject to:

•	withholding income tax at a zero percent rate, when realized by a non-Brazilian holder that (i) has registered its investment in Brazil whit the Central Bank under the rules of the Brazilian Monetary Council, (or CMN) (Resolution No. 4373, of September 29, 2014), or a Registered Holder, and (ii) is not a Tax Haven Holder;

•	income tax at a rate 15% up to 22.5%, depending on the amount of the capital gain, with respect to gains realized by a non-Brazilian holder that is not a Registered Holder and is not a Tax Haven Holder (including a non-Brazilian holder who qualifies under Law No. 4,131/62); and

•	income tax at a rate of 15% with respect to gains earned by Tax Haven Holders that are Registered Holders. In this case, a withholding income tax of 0.005% shall be applicable and can be offset against any income tax due on the capital gain.

Any other gains realized on the disposal of shares that are sold on the Brazilian stock exchange:

•	income tax at a rate from 15% up to 22.5%, depending on the amount of the capital gain, when realized by any non-Brazilian holder that is not a Tax Haven Holder, no matter if a Registered Holder or not; and

•	income tax at a rate of 25% when realized by a Tax Haven Holder, no matter if a Registered Holder or not.

In the cases above, if the gains are related to transactions conducted on the Brazilian unofficial over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset against any income tax due on the capital gain.

Any exercise of preemptive rights relating to shares will not be subject to Brazilian income tax. Gains realized by a non-Brazilian holder on the disposal of preemptive rights will be subject to Brazilian income tax according to the same rules applicable to the disposal of shares.

There can be no assurance that the current favorable tax treatment of Registered Holders will continue in the future.

Sale of Preferred ADSs and Common ADSs by U.S. Holders to Other Non-Residents in Brazil—Pursuant to Section 26 of Law No. 10,833, published on December 29, 2003, the sale of property located in Brazil involving non-resident investors is subject to Brazilian income tax as of February 1, 2004. Our understanding is that ADSs do not qualify as property located in Brazil and, thus, should not be subject to the Brazilian withholding tax. Insofar as the regulatory norm referred to is generic and has not been tested through the administrative or judicial courts, we are unable to assure the final outcome of such situation.

If such argument does not prevail, it is important to mention that with respect to the cost of acquisition to be adopted for calculating such gains, Brazilian law has conflicting provisions regarding the currency in which such amount must be determined, CEMIG’s Brazilian counsel’s view is that the capital gains should be based on the positive difference between the cost of acquisition of the preferred shares or common shares registered with the Central Bank in foreign currency and the value of disposal of those preferred shares or common shares in the same foreign currency. This view has been supported by a precedent issued by the Brazilian administrative court. However, considering that the tax authorities are not bound by such precedent, assessments have been issued adopting the cost of acquisition in Brazilian currency.

Gains on the Exchange of Preferred ADSs for Preferred Shares or the Exchange of Common ADSs for Common Shares—Although there is no clear regulatory guidance, the exchange of ADSs for shares should not be subject to Brazilian tax. Non-Brazilian holders may exchange Preferred ADSs for the underlying preferred shares or Common ADSs for the underlying common shares, sell the preferred shares or common shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days of the date of exchange (according to the depositary’s electronic registration), with no tax consequences. Although there is no clear regulatory guidance, the exchange of ADSs for shares should not be subject to Brazilian withholding income tax.

Upon receipt of the underlying preferred shares in exchange for Preferred ADSs or the underlying common shares in exchange for Common ADSs, non-Brazilian holders may also elect to register with the Central Bank the U.S. dollar value of such preferred shares or common shares as a foreign portfolio investment under CMN Resolution No. 4,373/2014, which will entitle them to the tax treatment referred to above in connection with “U.S. market investors”.

Alternatively, the non-Brazilian holder is entitled to register with the Central Bank the U.S. dollar value of such preferred shares or common shares as a foreign direct investment under Law 4,131/62, in which case the respective sale would be subject to the tax treatment referred in the section “Taxation of Gains”.

Gains on the Exchange of Preferred Shares for Preferred ADSs or Common Shares for Common ADSs—The deposit of preferred shares in exchange for the Preferred ADSs or common shares in exchange for the Common ADSs may be subject to Brazilian income tax on capital gains if the amount previously registered with the Central Bank as a foreign investment in preferred shares or common shares or, in the case of other market investors under CMN Resolution No. 4,373/2014, the acquisition cost of the preferred shares or common shares, as the case may be, is lower than:

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

The difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the preferred shares or common shares, calculated as set forth above, is considered to be a capital gain subject to income tax at a rate from 15% up to 22.5%, depending on the amount of the capital gain, or 25% for Tax Haven Holders. Although there is no clear regulatory guidance, such taxation should not apply in case of Non-Resident Holders registered under CMN Resolution No. 4373/2014, except for Tax Haven Residents.

Taxation of foreign exchange transactions—Brazilian law imposes Financial Transactions Tax (Imposto sobre Operações Financeiras, or IOF) on foreign exchange transactions (known as the IOF/Câmbio, or ‘FX IOF’), on conversion of Reais into foreign currency or vice-versa. The currently applicable rate of this tax for almost all foreign exchange transactions is 0.38%, but different rates are applicable to certain other transactions, of which the following are examples:

(i)	inflow of foreign exchange funds for transactions made in the financial and capital markets of Brazil by a Non-Brazilian Holder: 0%;

(ii)	transactions contracted by a foreign investor for transfers from outside Brazil of funds for investment in equities in Brazil effected on a stock exchange or a commodities or futures exchange under CMN Resolution 4,373/2014: 0%;

(iii)	foreign exchange transactions for the return of funds invested by a foreign investor in the financial and capital markets described in items (i) and (ii) above: 0%;

(iv)	foreign exchange transactions for payment of dividends and Interest on Equity relating to the investments described in items (i), (ii) and (iii) above: 0%;

(v)	simultaneous foreign exchange transactions relating to cancellation of depositary receipts for transfer of the investment into shares traded on the stock exchange: 0%;

(vi)	settlement of foreign exchange transactions in respect of foreign loans with first maturity at 180 days or more is subject to an IOF rate of 0%; and

(vii)	settlement of foreign exchange transactions relating to foreign loans subject to registration with the Brazilian Central Bank contracted directly or through issuance of securities in the international market, which have a first maturity at less than 180 days, is subject to IOF tax at the rate of 6%.

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

The IOF Tax on Securities may also apply to transactions involving ADSs of preferred shares, or ADSs of common shares, if they are considered by the Brazilian tax authorities to be assets located in Brazil.

The rate of the IOF Tax on Securities applicable to transactions involving shares (preferred shares, ADSs for preferred shares, common shares and ADSs for common shares) is currently zero. Moreover, by Decree Nº 8,165 of December 24, 2013, the rate of the IOF Tax on Securities applicable on assignment of shares traded on a Brazilian stock exchange for the specific purpose of the underlying issuance of DRs – Depositary Receipts – outside Brazil was reduced to zero.

The Finance Ministry has the power to increase the rates of IOF Tax on Securities to as high as 1.5% per day, but this is applicable only to future transactions.

Other Brazilian Taxes—Some Brazilian states impose gift and inheritance tax on gifts or bequests made by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issues, registrations, or similar taxes or duties payable by holders of preferred shares, common shares, Preferred ADSs or Common ADSs.

U.S. Tax Considerations

In general, and taking into account the earlier assumptions, for U.S. federal income tax purposes, a U.S. holder of ADSs is typically treated as the owner of the underlying common or preferred shares represented by those ADSs. Consequently, exchanges of ADSs into shares, and shares into ADSs, generally, will not be subject to U.S. federal income tax.

Taxation of Distributions—Subject to the discussion below under “– Passive Foreign Investment Company Rules,” distributions with respect to the shares or the ADSs (other than distributions in redemption of the shares subject to Section 302(b) of the Code or in a liquidation of the Company) will, to the extent made from current or accumulated earnings and profits of the Company as determined under U.S. federal income tax principles, constitute dividends. A distribution also includes the amount of any Brazilian taxes withheld on any such distribution, if any, even though a U.S. holder will not receive such amount as part of their distribution. Whether current or accumulated earnings and profits will be sufficient for all such distributions on the shares or ADSs to qualify as dividends depends on the future profitability of the Company and other factors, many of which are beyond the control of the Company. To the extent that such a distribution exceeds the amount of the Company’s earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in the shares or ADSs, and thereafter as capital gains. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes. The Company does not currently intend to continue the calculations of its earnings and profits under U.S. federal income tax principles. Accordingly, U.S. holders should expect that all distributions made with respect to the shares or ADSs will generally be treated as dividends. Cash dividends (including amounts withheld in respect of Brazilian taxes) paid with respect to:

(i)	the shares generally will be included in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder; or

(ii)	the shares represented by ADSs generally will be included in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the depositary bank, and in either case, will not be eligible for the dividends received deduction allowed to corporations. Dividends paid in reais will be included in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. holder, in the case of shares, or the depositary bank, in the case of shares represented by ADSs.

If dividends paid in reais are converted into U.S. dollars on the day they are received by the U.S. holder or the depositary bank, as the case may be, U.S. holders generally should not be required to recognize a foreign currency gain or loss in respect of the dividend income. U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss, if any, reais received by the U.S. holder or the depositary bank are not converted into U.S. dollars on the date of receipt, as well as the tax consequences of the receipt of any additional reais from the custodiandue to Brazilian inflation.

Dividends will generally constitute foreign source income and will generally constitute “passive category income” or, in the case of certain U.S. holders, “general category income,” for foreign tax credit purposes. In the event Brazilian withholding taxes are imposed on such dividends, such taxes may be treated as a foreign income tax eligible, subject to generally applicable limitations and conditions under U.S. federal income tax law, for a credit against a U.S. holder’s U.S. federal income tax liability (or at a U.S. holder’s election, may be deducted in computing taxable income). The calculation and availability of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a U.S. holder’s particular circumstances in the event Brazilian withholding taxes are imposed. U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits with respect to Brazilian withholding taxes.

Distributions to U.S. holders of additional shares of “common stock” or preemptive rights relating to such “common stock” with respect to their common shares or Common ADSs that are made as part of a pro rata distribution to all shareholders of the Company generally will not be treated as dividend income for U.S. federal income tax purposes, but could result in additional U.S.-source taxable gain upon the sale of such additional shares or preemptive rights. Non-pro rata distributions of such shares or rights generally would be included in the U.S. holder’s gross income to the same extent and in the same manner as distributions payable in cash. In that event, the amount of such distribution (and the basis of the new shares or preemptive rights so received) generally will equal the fair market value of the shares or preemptive rights on the date of distribution. It is not entirely clear whether the preferred shares will be treated as “preferred stock” or “common stock” for this purpose. If the preferred shares are treated as “common stock” for these purposes the treatment above would apply to distributions of shares or preemptive rights with respect to preferred shares or Preferred ADSs. On the other hand, if the preferred shares are treated as “preferred stock” a distribution of additional shares or preemptive rights would be included in gross income to the same extent as a cash distribution whether or not such distribution is considered a pro rata distribution.

Qualified Dividend Income –Notwithstanding the foregoing, certain dividends received by individual U.S. holders that constitute “qualified dividend income” currently may be subject to a reduced maximum marginal U.S. federal income tax rate. Qualified dividend income generally includes, among other dividends, dividends received during the taxable year from “qualified foreign corporations.” In general, a foreign corporation is treated as a qualified foreign corporation with respect to any dividend paid by the corporation with respect to stock of the corporation that is readily tradable on an established securities market in the United States. For this purpose, a share is treated as readily tradable on an established securities market in the United States if an ADR backed by such share is so traded.

Notwithstanding this previous rule, dividends received from a foreign corporation that is a passive foreign investment company (as defined in section 1297 of the Code) in either the taxable year of the corporation in which the dividend was paid or the preceding taxable year will not constitute qualified dividend income. In addition, the term “qualified dividend income” will not include, among other dividends, any (i) dividends on any share or ADS which is held by a taxpayer for 60 days or less during the 121-day period beginning on the date which is 60 days before the date on which such share or the shares backing the ADS become ex-dividend with respect to such dividends (as measured under section 246(c) of the Code) or (ii) dividends to the extent that the taxpayer is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. Moreover, special rules apply in determining a taxpayer’s foreign tax credit limitation under section 904 of the Code in the case of qualified dividend income.

Individual U.S. holders should consult their own tax advisors to determine whether or not amounts received as dividends from us will constitute qualified dividend income subject to a reduced maximum marginal U.S. federal income tax rate and, in such a case, the effect, if any, on the individual U.S. holder’s foreign tax credit.

Taxation of Capital Gains — Deposits and withdrawals of shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Subject to the discussion below under “– Passive Foreign Investment Company Rules”, gains or losses realized by a U.S. holder on the sale, redemption or other taxable disposition of shares or ADSs will be subject to U.S. federal income taxation as capital gains or losses in an amount equal to the difference between such U.S. holder’s basis in the shares or the ADSs and the amount realized on the disposition. Gains or losses recognized by a U.S. holder on such a sale, redemption or other taxable disposition generally will be long-term capital gains or losses if, at the time of the sale or other taxable disposition, the shares or ADSs, as applicable, have been held for more than one year. Certain non-corporate U.S. holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes. A gain realized by a U.S. holder on a sale, redemption or other taxable disposition of shares or ADSs, including a gain that arises because the U.S. holder’s basis in the shares or ADSs has been reduced because a distribution is treated as a return of capital rather than as a dividend, generally will be treated as U.S. source income for U.S. foreign tax credit purposes.

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

Passive Foreign Investment Company Rules - Certain adverse U.S. federal income tax rules generally, apply to a U.S. person that owns or disposes of stock in a non-U.S. corporation that is classified as a passive foreign investment company (a “PFIC”). In general, a non-U.S. corporation will be classified as a PFIC for any taxable year during which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either (i) 75% or more of the non-U.S. corporation’s gross income is “passive income” or (ii) 50% or more of the gross value (determined on a quarterly basis) of the non-U.S. corporation’s assets produce passive income or are held for the production of passive income. For these purposes, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions (other than certain active business gains from the sale of commodities). In determining whether a non-U.S. corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

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

If the Company was to be classified a PFIC, a U.S. holder could be subject to material adverse tax consequences including being subject to greater amounts of tax on gains and certain distributions on the shares or ADSs as well as increased reporting requirements. U.S. holders should consult their tax advisors about the possibility that the Company might be classified as a PFIC and the consequences if the Company was classified as a PFIC.

Tax on Net Investment Income – A U.S. holder that is an individual, an estate or a trust (other than a trust that falls into a special class of trusts that is exempt from such tax) will be subject to a 3.8% tax on the lesser of (i) the U.S. holder’s “net investment income” (in the case of individuals) or “undistributed net investment income” (in the case of estates and trusts) for the relevant taxable year and (ii) the excess of the U.S. holder’s “modified adjusted gross income” (in the case of individuals) or “adjusted gross income” in the case of estates and trusts) for the taxable year over a certain threshold (which, in the case of individuals, will be between $125,000 and $250,000 depending upon the individual’s circumstances). A U.S. holder’s net investment income will generally include its dividend income on the shares or ADSs, and its net gains from the disposition of the shares or ADSs. U.S. holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to their income and gains in respect of the shares or ADSs.

Information Reporting and Backup Withholding — Information reporting requirements will generally apply to U.S. holders of ADSs and U.S. holders will be required to comply with applicable certification procedures to establish that they are not subject to backup withholding. Investors who are individuals and fail to report the required information could be subject to substantial penalties. Investors should consult their own tax advisors regarding these requirements. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the U.S. Internal Revenue Service on a timely basis.

Disclosure Requirements for Specified Foreign Financial Assets – Individual U.S. holders that own certain “specified foreign financial assets” with an aggregate value in excess of USD $50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” generally include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations have been proposed that would extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report on their specified foreign financial assets could be subject to substantial tax penalties. U.S. holders should consult their own tax advisors regarding the application of these information reporting rules to the ADSs or shares, including the application of these rules to their own particular circumstances.

Disclosure Requirements for Certain U.S. Holders Recognizing Significant Losses — A U.S. Holder that claims significant losses in respect of our preferred shares or ADSs for U.S. federal income tax purposes (generally (i) USD $10 million or more in a taxable year or USD $20 million or more in any combination of taxable years for corporations or partnerships all of whose partners are corporations, (ii) USD $2 million or more in a taxable year or USD $4 million or more in any combination of taxable years for all other taxpayers, or (iii) USD $50,000 or more in a taxable year for individuals or trusts with respect to a foreign currency transaction) may be required to file Form 8886 for “reportable transactions.” U.S. Holders should consult their own tax advisors concerning any possible disclosure obligation with respect to our preferred shares or ADSs.

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

Documents on Display

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D,C, 20549. Copies of the materials may be obtained from the SEC’s Public Reference Room at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, copies of the exhibits that accompany this annual report may be inspected at our principal executive offices located at Avenida Barbacena, 1200, 30190-131 Belo Horizonte, Minas Gerais, Brazil.

Insurance

We have insurance policies to cover fire to the building in which our head office is located, and operational risk to the rotors, generators and transformers of our principal generating plants and substations caused by fire or risks such as equipment failure.

We also have insurance policies covering damage to or caused by aircraft used in our operations.

We do not have general third party liability insurance to cover accidents, and we do not seek proposals for this type of insurance. There is however a possibility that we may contract this type of insurance in the future.

Also, we do not seek proposals for, nor do we have, insurance cover against major natural disasters that might affect our facilities, such as earthquakes and floods or failures of the operational system.

We do not have insurance coverage for the risk of interruption of business, which means that damages suffered by our company, and consequent damages suffered by our clients as a result of interruption in the supply of electricity, are in general not covered by our insurance and we may be subject to significant losses. See the Section “Item 3, Key Information-Risk Factors-Risks relating to CEMIG-We operate without insurance policies against natural disasters and third-party liability.”

We believe that, since we contract insurance against fire and operational risk, our insurance cover is at a level that is usual in Brazil for the type of business that we conduct.

Difficulties of Enforcing Civil Liabilities against Non-U.S. Persons

We are a state-controlled mixed capital company established under the laws of Brazil. All of our executive officers and directors presently reside in Brazil. In addition, substantially all of our assets are located in Brazil. As a result, it will be necessary for holders of Preferred ADSs or Common ADSs to comply with Brazilian law in order to obtain an enforceable judgment against our executive officers or directors or our assets. It may not be possible for holders of Preferred ADSs or Common ADSs to effect service of process within the United States upon our executive officers and directors, or to enforce in the United States judgments against these persons obtained in U.S. courts based upon civil liabilities of these persons, including any judgments based upon U.S. federal securities laws, to the extent these judgments exceed these persons’ U.S. assets. We have been advised by Brazilian counsel, Stocche, Forbes, Padis, Filizzola, Clápis, Pássaro, Meyer e Refinetti Advogados, that judgments of U.S. courts for civil liabilities based upon the federal securities laws of the United States may be, subject to the requirements described below, enforced in Brazil to the extent Brazilian courts may have jurisdiction. A judgment against the Company, or the persons described above, obtained outside Brazil, is subject to confirmation by the Brazilian Superior Court of Justice, without reconsideration of the merits. That confirmation will occur if the foreign judgment:

•	fulfills all formalities required for its enforceability under the laws of the country where the foreign judgment is granted;

•	is issued by a competent court after proper service of process is made, or after sufficient evidence of the parties absence has been given, as established pursuant to applicable Law;

•	is not subject to appeal;

•	is for the payment of a specified amount;

•	is authenticated by a Brazilian consular officer in the country where the foreign judgment is issued and is accompanied by a sworn translation into Portuguese; and

•	is not contrary to Brazilian national sovereignty, public policy or public morality.

We cannot be certain that the confirmation process described above will be conducted in a timely manner or that Brazilian courts would enforce a monetary judgment for violation of the United States securities laws with respect to the Preferred ADSs and the preferred shares represented by the Preferred ADSs or the Common ADSs and the common shares represented by the Common ADSs.

We were further advised by the abovementioned Brazilian counsel that:

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

A plaintiff (whether Brazilian or non-Brazilian) residing outside Brazil during the course of litigation in Brazil must , in order to cover court costs and legal fees, provide a bond or if the plaintiff does not own any real property in Brazil ,a guarantee. The bond must have a value sufficient to satisfy the payment of court fees and the defendant’s attorney fees, as determined by a judge in Brazil. This requirement does not apply to a proceeding to enforce a foreign judgment which has been confirmed by the Brazilian Superior Court of Justice.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk resulting from foreign currency exchange rates and interest rates fluctuations.

Foreign exchange risk results from certain of our loans and financings being denominated in currencies (primarily the U.S. dollar) other than the currency in which we earn revenues (the Brazilian real). See “Item 5, Operating and Financial Review and Prospects—Critical Accounting Estimates”.

Exchange Rate Risk

On December 31, 2015 approximately 0.3 % of our outstanding indebtedness, or R$47 million, was denominated in foreign currencies, of which approximately 0.2%, or R$33 million, was denominated in U.S. dollars. We do not have substantial revenues denominated in any foreign currencies and, due to regulations that require us to keep excess cash on deposit in real-denominated accounts at Brazilian banks, we do not have monetary assets denominated in foreign currencies.

In 2016, a hypothetical 25% and 50% depreciation of the real against the U.S. dollar would result in an additional annual rate expense, of approximately R$120 million and R$216 million, respectively, reflecting the increased cost in reais of foreign currency-denominated indebtedness from loans, financings and debentures, compared to probable scenario. This sensitivity analysis assumes a simultaneous unfavorable 25% and 50% fluctuation in each of the exchange rates affecting the foreign currencies in which our indebtedness is denominated.

The table below provides summarized information regarding our exposure to exchange rate risk as of December 31, 2015:

U.S. Dollar	R$ (Millions)
Financing	33
Supplier (Itaipu)	315

348
Other Currencies
Financing	14

Net liabilities exposed to exchange rate risk	362

Interest Rate Risk

On December 31, 2015 we had R$15,167 million in loans and financing outstanding, of which approximately R$15,153 million bore interest at floating rates which, R$15,095 million bear interest at rates tied to inflation indexes and the SELIC rate and R$72 million is linked principally to LIBOR.

At December 31, 2015 we had liabilities, net of other assets that bore interest at floating rates in the amount of R$11,717 million. The assets consisted mainly of cash and cash equivalents, as summarized in the tables below. A hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to floating rate financial assets and liabilities held on December 31, 2015 would result in a potential loss of R$11,717 million accounted as a financial expense in our consolidated financial statements.

Total Debt Portfolio

R$ (Millions)
Floating rate debt:
Real-denominated	15,120
Foreign currency-denominated	33

15,153
Foreign currency-denominated	14

Total	15,167

Total Portfolio
Floating Rate (R$millions)
Assets:
Cash and cash equivalents	925
Securities	2,511

Total	3,436
Liabilities:
Financings (Floating Rate)	(15,153)

Total liabilities	(15,153)

Total	(11,717)

Item 12.	Description of Securities Other than Equity Securities

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

The fees associated with our Common ADSs are as follows:

Service	Rate	By Whom Paid
(1) Issuance of Common ADSs upon deposit of common shares (excluding issuances as a result of distributions described in paragraph (4) below).	Up to $5.00 per 100 Common ADSs (or fraction thereof) issued.	Persons depositing common shares or persons receiving Common ADSs.

(2) Delivery of Deposited Securities, property and cash against surrender of Common ADSs.	Up to $5.00 per 100 Common ADSs (or fraction thereof) surrendered.	Persons surrendering Common ADSs for purpose of withdrawal of Deposited Securities or persons to whom Deposited Securities are delivered.

(3) Distribution of cash dividend or other cash distributions (i,e, sale of rights and other entitlements).	Up to $2.00 per 100 Common ADSs (or fraction thereof) held.	Persons to whom a distribution is made.

(4) Distribution of Common ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional Common ADSs.	Up to $5.00 per 100 Common ADSs (or fraction thereof) issued.	Persons to whom a distribution is made.

(5) Distribution of securities other than Common ADSs or rights to purchase additional Common ADSs (i.e., spin off shares).	Up to $5.00 per 100 Common ADSs (or fraction thereof) issued.	Persons to whom a distribution is made,

(6) Transfer of ADRs.	$1.50 per certificate presented for transfer.	Persons presenting certificate for transfer.

The fees associated with our Preferred ADSs are as follows:

Service	Rate	By Whom Paid
(1) Issuance of Preferred ADSs upon deposit of preferred shares (excluding issuances contemplated by paragraphs (3) (b) and (5) below).	Up to $5.00 per 100 Preferred ADSs (or fraction thereof) issued.	Persons for whom deposits are made or persons receiving Preferred ADSs.

(2) Delivery of Deposited Securities, property and cash against surrender of Preferred ADSs.	Up to $5.00 per 100 Preferred ADSs (or fraction thereof) surrendered.	Persons surrendering Preferred ADSs or making withdrawal.

(3) Distribution of (a) cash dividend or (b) Preferred ADSs pursuant to stock dividends (or other free distribution of stock).	No fee, so long as prohibited by the exchange upon which the Preferred ADSs are listed, If the charging of such fee is not prohibited, the fees specified in (1) above shall be payable in respect of a distribution of Preferred ADSs pursuant to stock dividends (or other free distribution of stock) and the fees specified in (4) below shall be payable in respect of distributions of cash.	Persons to whom a distribution is made.

(4) Distribution of cash proceeds (i.e., upon sale of rights and other entitlements).	Up to $2.00 per 100 Preferred ADSs (or fraction thereof) held.	Persons to whom a distribution is made.

(5) Distribution of Preferred ADSs pursuant to exercise of rights.	Up to $5.00 per 100 Preferred ADSs (or fraction thereof) issued.	Persons to whom a distribution is made.

Direct and indirect depositary payments

We have an agreement with the Depositary to reimburse the Company, up to a limited amount, for certain expenses in connection with our ADR programs, including listing fees, legal and accounting expenses, proxy distribution costs and investor relation related expenses. These reimbursements for the year ended December 31, 2015 totaled a net amount of approximately US$2,656 million, after deduction of applicable US taxes, in the amount of US$1,138 million.

PART II

Item 13.	Defaults, Dividend Arrears and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

(a)	Evaluation of Disclosure Controls and Procedures

Our Executive Board, including our Chief Executive Officer, (or CEO), and Chief Financial and Investor Relations Officer, (or CFO), evaluated the effectiveness of our financial disclosure controls and procedures, and concluded that on December 31, 2015, these financial disclosure controls and procedures were sufficient to provide reasonable assurance that information in our files and records which must be disclosed under the Exchange Act are: (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) collected and communicated to our management, including our CEO and CFO, in an appropriate manner to allow timely decisions regarding the required disclosure.

(b)	Management’s Annual Report on Internal Control related to Financial Reporting

Our Executive Board, including our CEO and CFO, is responsible for establishing and maintaining effective internal controls over financial reporting.

Our internal controls over financial reporting include policies and procedures that were implemented to provide reasonable assurance as to: (i) the reliability of accounting and financial records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets; (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles; (iii) that our receipts and expenditures are being made only in accordance with appropriate authorizations of our Management and directors; and (iv) the timely detection of inappropriate purchases, and the disposal or allocation of material assets. We emphasize that due to their inherent limitations, the possibility exists that these actions may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of the internal controls over financial reporting for future periods are subject to the risk that controls may become inadequate because of changes in the conditions in which they operate, or inability to detect matters that are not compliant with the Company’s established policies or procedures.

Our management evaluated the effectiveness of our financial reporting internal controls at December 31, 2015 based on the criteria established in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO (2013). Our management concluded that, for the year ended December 31, 2015 the system of internal control was effective.

The Company’s registered independent public accounting firm which audited our consolidated financial statements for the year ended December 31, 2015, Deloitte Touche Tohmatsu Auditores Independentes, has audited the effectiveness of the Company’s financial reporting internal control as of December 31, 2015 and issued an attestation report, which is included below.

The Ethics Committee

Our Ethics Committee was established on August 12, 2004, and is made up of three permanent members and three alternate members. It is responsible for the management, dissemination and updating of the Cemig’s Statement of Ethical Principles and Code of Professional Conduct. This Committee receives and investigates all reports of violation of the ethical principles and standards of conduct.

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

(c)	Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Companhia Energética de Minas Gerais – CEMIG

Belo Horizonte – MG – Brazil

We have audited the internal control over financial reporting of Companhia Energética de Minas Gerais – CEMIG and subsidiaries (the “Company”) as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control related to Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Company and our report dated November 11, 2016 expressed an unqualified opinion on those financial statements and included (i) explanatory paragraph related to the fact that the Company is discussing in courts the extension of the concessions agreements of hydroelectric power plants of Jaguara and São Simão that had their concession agreements expired in August 2013 and January 2015, respectively and (ii) explanatory paragraph about going concern of Renova Energia S.A., an equity-method investee of the Company.

\s\

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

Belo Horizonte, MG, Brazil

November 11, 2016

(d)	Changes in Financial Reporting Internal Controls

There have been no changes in the financial reporting internal control system during the year ending on December 31, 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

During 2015, the Company completed the implementation process of the internal controls of its subsidiary Gasmig, acquired in 2014, since it is part of the overall scope of the Company’s internal controls over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our Audit Board acts as our Audit Committee for the purposes of the Sarbanes-Oxley Act of 2002. Under Section 10A–3 of the SEC rules on Audit Committees of listed companies on the New York Stock Exchange, it is optional for non-U.S. issuers not to have a separate Audit Committee made up of independent members, if an Audit Board is established and chosen in accordance with the legislation of its country of origin, when such regulations expressly require or allow that board to fulfill certain duties; and if such exception is the case, an Audit Board may exercise the duties and responsibilities of an Audit Committee of the United States to the extent permitted by Brazilian Law. The financial specialists on our Audit Board are Mr. Newton Brandão Ferraz Ramos and Mr. Ronaldo Dias, an alternate member of the audit board.

Item 16B.	Code of Ethics

We have adopted the code of ethics defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our Chief Executive Officer, Chief Financial and Investor Relations Officer and to persons performing similar functions as well as to our directors, other officers and employees. The code of ethics was filed with the SEC as Item 7 in our Form 6-K for the month of September 2016, and is available on our website at www.cemig.com.br. If we change the provisions of our code of ethics or if we grant any waiver of such provisions, we will disclose such change or waiver within five business days following the date of the change or waiver on our website at the same web address.

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by Deloitte Touche Tohmatsu Auditores Independentes during the fiscal year ended December 31, 2015, 2014, and 2013:

	Year ended December 31,
	2015	2014	2013
	(thousands of reais)
Audit fees	1,536	1,489	1,444
Additional services:
Review of income tax returns and quarterly provisions for income tax and Social Contribution tax	78	74	70
Audit of Related Fees	15	14	13

Total fees	1,629	1,577	1,527

Audit fees — Audit fees in the above table are the aggregate fees billed by Deloitte Touche Tohmatsu Auditores Independentes in 2015, 2014 and 2013 in connection with the audit of our annual financial statements prepared in accordance with the IFRS standards issued by IASB and of our internal control over financial repoting, the review of our quarterly statutory financial statements.

Tax Fees — Tax fees are fees for professional services in relation to tax return reviews (tax compliance).

Audit-Related Fees — Audit-related fees are fees for services in connection with regulatory demands.

Audit Committee Pre-Approval Policies and Procedures

Our Fiscal Council currently serves as our audit committee for purposes of the Sarbanes-Oxley Act of 2002. However, as required by Brazilian legislation, we have adopted pre-approval policies and procedures whereby all audit and non-audit services provided by external auditors must be approved by the Board of Directors. Any service proposals submitted by external auditors need to be discussed and approved by the Board of Directors during its meetings. Once the proposed service is approved, we formalize the engagement of the relevant services. The approval of any audit and non-audit services to be provided by our external auditors is specified in the minutes of the meetings of the Board of Directors.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

We rely on the general exemption from the listing standards relating to audit committees contained in Rule 10A-3(c) (3) under the Exchange Act. Our Fiscal Council that carries out the functions of an audit committee of the United States to the extent permitted under Brazilian law. Brazilian law requires our Fiscal Council to be separate from our board of directors, and members of our Fiscal Council are not elected by the Company’s management. Brazilian law provides standards for the independence of our Fiscal Council from our management.

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

Not applicable

Item 16G.	Corporate Governance

Corporate Governance Differences from NYSE Practices

On November 4, 2003, the New York Stock Exchange, or NYSE, established new corporate governance rules. Under the rules, foreign private issuers are subject to a more limited set of corporate governance requirements than U.S. domestic issuers. Under the NYSE rules, we are required only to: (i) have an audit committee or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, (ii) provide prompt certification by our chief executive officer of any material noncompliance with any corporate governance rules, and (iii) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies. The discussion of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below.

For more information on our corporate governance practices, see Item 9. The Offer and Listing Trading Market—Trading on the BM&FBovespa.

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

Section	NYSE Corporate Governance Rule for U.S. Domestic Issuers	Our Approach
303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under Brazilian Corporate Law, shareholder preapproval is required for the adoption of equity compensation plans.

303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.

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

303A.12	Each listed company Chief Executive Officer must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.	CEMIG’s Chief Executive Officer will promptly notify the NYSE in writing after any executive officer of CEMIG becomes aware of any material non-compliance with any applicable provisions of the NYSE corporate governance rules.

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 17.	Financial Statements

See “Item 18. Financial Statements.”

Item 18.	Financial Statements

Reference is made to pages F-1 through F-129 hereof.
The following financial statements are filed as part of this annual report on Form 20-F:

•	Report of Deloitte Touche Tohmatsu Auditores Independentes for the year ended December 31, 2015 and 2014;

•	Independent Auditor’s Report (Pricewaterhouse Coopers) of Madeira Energia S.A. – MESA for the year ended December 31, 2015;

•	Independent Auditor’s Report (Pricewaterhouse Coopers) of Norte Energia S.A. – NESA for the year ended December 31, 2015

•	Audited Consolidated Statement of Financial Position as of December 31, 2015 and December 31 2014;

•	Audited Consolidated Income Statement and Statements of Comprehensive Income for the years ended December 31, 2015, 2014 and 2013;

•	Audited Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2015, 2014 and 2013;

•	Audited Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013; and

•	Notes to the Consolidated Financial Statements.

Item 19.	Exhibits

The following documents are included as exhibits to this annual report:

Exhibit Number	Document

1	Corporate by-laws of CEMIG, as amended and in effect since June 03, 2014.

2.1	Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs filed on August 20, 2001 (File No. 333-13826)).

2.2	Shareholders’ Agreement, dated June 18, 1997, between the State Government and Southern, relating to the rights and obligations of owners of our shares (incorporated by reference to Exhibit 2.1 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

2.3	Amendment No, 1 to the Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs filed on June 11, 2007 (File No. 333-143636)).

2.4	Deposit Agreement, dated as of June 12, 2007, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the common share ADSs filed on May 7, 2007 (File No. 333-142654)).

4.1	Contract of Concession for Generating Electric Energy, dated July 10, 1997, between the Federal Government and us, relating to the provision of electric energy generation services to the public (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.2	Contract of Concession of Electric Energy Transmission Services, dated July 10, 1997, between the Federal Government and us, relating to the transmission of electric energy to the public (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.3	Second Amendment to the Electricity Transmission Concession Contract, dated September 16, 2005 (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.4	Third Amendment to the Electricity Transmission Concession Contract, for the Northern, Southern, Eastern, and Western geographic areas, dated April 13, 2010 (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.5	Contracts of Concession of Public Service for Distribution of Electric Energy, dated July 10, 1997, between the Federal Government and us, relating to the provision of electric energy distribution services to the public (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.6	First Amendment to the Electricity Distribution Concession Contract, dated March 31, 2005 (incorporated by reference to Exhibit 4.5 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.7	Second Amendment to the Electricity Distribution Concession Contract, dated September 16, 2005 (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.8	Contract for the Assignment of CRC Account, dated May 31, 1995, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.9	First Amendment to the Contract for the Assignment of CRC Account, dated February 24, 2001, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.5 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

Exhibit Number	Document

4.10	Second Amendment to the Contract for the Assignment of the CRC Account, dated October 14, 2002, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

4.11	Third Amendment to the Contract for the Assignment of CRC Account, dated October 24, 2002, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

4.12	Fourth Amendment to the Contract for the Assignment of CRC Account, dated January 23, 2006, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.14 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.13	Announcement of Start of the Public Distribution of Senior Units under CRC Account Securitization Fund, dated as of January 26, 2006 (incorporated by reference to Exhibit 4.15 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.14	Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated August 24, 2006, between Cemig Distribution and Unibanco—União dos Bancos Brasileiros S.A. (incorporated by reference to Exhibit 4.18 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).

4.15	Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated April 17, 2007, between Cemig Generation and Transmission and Unibanco—União dos Bancos Brasileiros S.A. (incorporated by reference to Exhibit 4.19 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).

4.16	Summary of Indenture Covering the Second Issuance of Debentures, dated December 19, 2007, between Cemig Distribution and BB Banco de Investimento S.A. (incorporated by reference to Exhibit 4.20 to our Annual Report on Form 20-F filed on June 30, 2008 (File No. 1-15224)).

4.17	Share Purchase Agreement, dated April 23, 2009, between Cemig Generation and Transmission, Terna—Rete Elettrica Nazionale S.p.A., and CEMIG (incorporated by reference to Exhibit 4.22 to our Registration Statement on Form 20-F filed on June 19, 2009 (File No. 1-15224)).

4.18	English Summary of Share Purchase Agreement between Companhia Energética de Minas Gerais – CEMIG and Andrade Gutierrez Concessões S.A., dated December 30, 2009 (incorporated by reference to Exhibit 4.18 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.19	English Summary of Share Purchase Agreement between Companhia Energética de Minas Gerais – CEMIG and Fundo de Investimento em Participações PCP, dated December 31, 2009 (incorporated by reference to Exhibit 4.19 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.20	English Summary of Put Option Agreement between Companhia Energética de Minas Gerais – CEMIG and Enlighted Partners Venture Capital LLC, dated March 24, 2010 (incorporated by reference to Exhibit 4.20 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.21	English Summary of Share Purchase Agreement among Transmissora Aliança de Energia Elétrica S.A., Abengoa Concessões Brasil Holding S.A. and Abengoa Participações Holding S.A., dated June 2, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.22	English Summary of Share Purchase Agreement among Transmissora Aliança de Energia Elétrica S.A., Abengoa Concessões Brasil Holding S.A., Abengoa Construção Brasil Ltda., NTE—Nordeste Transmissora de Energia S.A. and Abengoa Participações Holding S.A., dated June 2, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.23	Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated March 3, 2010, between Cemig Generation and Transmission and BB – Banco de Investimento S.A. (incorporated by reference to Exhibit 4.23 to our Annual Report on Form 20-F filed on June 30, 2011 (File No. 1-15224)).

Exhibit Number	Document

4.24	English Summary of Share Purchase Agreement between Transmissora Aliança de Energia Elétrica S.A. and Abengoa Concessões Brasil Holding S.A. dated March 16, 2012 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.25	English Summary of Investment Agreement among RR Participações S.A., Light S.A. and Renova Energia S.A. dated July 8, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.26	English Summary of Put Option Agreement between Parati S.A and Fundação de Seguridade Social Braslight dated July 15, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.27	English Summary of Share Purchase and Sale Agreement entered into between Amazônia Energia Participações S.A. and Construtora Queiroz Galvão S.A., Construtora OAS Ltda., Contern Construções e Comércio Ltda, Cetenco Engenharia S.A., Galvão Engenharia S.A. and J. Malucelli Construtora de Obras S.A., for shares in Norte Energia S.A. dated October 25, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.28	English Summary of Share Acquisition Agreement between CEMIG and the State of Minas Gerais dated December 27, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.29	Summary of Indenture Covering the Public Distribution of Non-Convertible Unsecured Debentures, dated March 13, 2012, between Cemig Geração e Transmissão S.A., HSBC Corretora de Títulos e Valores Mobiliários S.A., Banco BTG Pactual S.A. and Banco do Nordeste do Brasil S.A. (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.30	Initial Announcement of Public Distribution, under the System of Firm Guarantee of Placement, of Unsecured Debentures Not Convertible into Shares, with Additional Guarantee, in Three Series, of the Third Issue by Cemig Distribuição S.A., dated March 19, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).

4.31	Initial Announcement of Public Distribution, under the System of Best Efforts for Placement, of Unsecured Debentures Not Convertible into Shares, with Additional Guarantee, in up to Three Series, of the Third Issue by Cemig Geração e Transmissão S.A., dated March 12, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).

4.32	Summary of Private Contract for Investment in Transmission Assets, among Companhia Energética de Minas Gerais – Cemig, Cemig Geração e Transmissão S.A. e Trasmissora Aliança de Energia Elétrica S.A. dated May 17, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).

4.33	Summary of the Share Purchase Agreement between Cemig Capim Branco Energia S.A., Suzano Papel e Celulose S.A., and Suzano Holding S.A., intervening by Comercial Agrícola Paineiras LTDA (“Paineiras”) e Epícares Empreendimentos e Participações Ltda (“Epícares”), dated March 12, 2013 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).

4.34	Summary of the Commitment Undertaking for Settlement, signed between the State of Minas Gerais and Companhia Energética de Minas Gerais – CEMIG, dated November 22, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).

8	List of Subsidiaries (incorporated by reference to Exhibit 8 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15224)).

11	Code of Ethics (incorporated by reference to Item 7 in our Form 6-K for the month of September 2016 (File No. 1-15224)).

12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated November 14, 2016.

12.2	Chief Officer for Finance and Investor Relations Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated November 14, 2016.

13.1	Chief Executive Officer Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated November 14, 2016.

13.2	Chief Officer for Finance and Investor Relations Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated November 14, 2016.

196

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA ENERGÉTICA DE MINAS GERAIS–CEMIG
By:	/s/ Mauro Borges Lemos

Name:	Mauro Borges Lemos
Title:	Chief Executive Officer

Date: November 14, 2016

Exhibit Index

Exhibit Number	Document

1	Corporate by-laws of CEMIG, as amended and in effect since June 03, 2014.

2.1	Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs filed on August 20, 2001 (File No. 333-13826)).

2.2	Shareholders’ Agreement, dated June 18, 1997, between the State Government and Southern, relating to the rights and obligations of owners of our shares (incorporated by reference to Exhibit 2.1 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

2.3	Amendment No. 1 to the Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs filed on June 11, 2007 (File No. 333-143636)).

2.4	Deposit Agreement, dated as of June 12, 2007, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the common share ADSs filed on May 7, 2007 (File No. 333-142654)).

4.1	Contract of Concession for Generating Electric Energy, dated July 10, 1997, between the Federal Government and us, relating to the provision of electric energy generation services to the public (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.2	Contract of Concession of Electric Energy Transmission Services, dated July 10, 1997, between the Federal Government and us, relating to the transmission of electric energy to the public (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.3	Second Amendment to the Electricity Transmission Concession Contract, dated September 16, 2005 (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.4	Third Amendment to the Electricity Transmission Concession Contract, for the Northern, Southern, Eastern, and Western geographic areas, dated April 13, 2010 (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.5	Contracts of Concession of Public Service for Distribution of Electric Energy, dated July 10, 1997, between the Federal Government and us, relating to the provision of electric energy distribution services to the public (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.6	First Amendment to the Electricity Distribution Concession Contract, dated March 31, 2005 (incorporated by reference to Exhibit 4.5 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.7	Second Amendment to the Electricity Distribution Concession Contract, dated September 16, 2005 (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.8	Contract for the Assignment of CRC Account, dated May 31, 1995, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.9	First Amendment to the Contract for the Assignment of CRC Account, dated February 24, 2001, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.5 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

4.10	Second Amendment to the Contract for the Assignment of CRC Account, dated October 14, 2002, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

Exhibit Number	Document

4.11	Third Amendment to the Contract for the Assignment of CRC Account, dated October 24, 2002, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

4.12	Fourth Amendment to the Contract for the Assignment of CRC Account, dated January 23, 2006, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.14 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.13	Announcement of Start of Public Distribution of Senior Units under CRC Account Securitization Fund, dated as of January 26, 2006 (incorporated by reference to Exhibit 4.15 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.14	Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated August 24, 2006, between Cemig Distribution and Unibanco—União dos Bancos Brasileiros S.A. (incorporated by reference to Exhibit 4.18 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).

4.15	Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated April 17, 2007, between Cemig Generation and Transmission and Unibanco—União dos Bancos Brasileiros S.A. (incorporated by reference to Exhibit 4.19 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).

4.16	Summary of Indenture Covering the Second Issuance of Debentures, dated December 19, 2007, between Cemig Distribution and BB Banco de Investimento S.A. (incorporated by reference to Exhibit 4.20 to our Annual Report on Form 20-F filed on June 30, 2008 (File No. 1-15224)).

4.17	Share Purchase Agreement, dated April 23, 2009, between Cemig Generation and Transmission, Terna—Rete Elettrica Nazionale S.p.A., and CEMIG (incorporated by reference to Exhibit 4.22 to our Registration Statement on Form 20-F filed on June 19, 2009 (File No. 1-15224)).

4.18	English Summary of Share Purchase Agreement between Companhia Energética de Minas Gerais – CEMIG and Andrade Gutierrez Concessões S.A., dated December 30, 2009 (incorporated by reference to Exhibit 4.18 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.19	English Summary of Share Purchase Agreement between Companhia Energética de Minas Gerais – CEMIG and Fundo de Investimento em Participações PCP, dated December 31, 2009 (incorporated by reference to Exhibit 4.19 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.20	English Summary of Put Option Agreement between Companhia Energética de Minas Gerais – CEMIG and Enlighted Partners Venture Capital LLC, dated March 24, 2010 (incorporated by reference to Exhibit 4.20 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.21	English Summary of Share Purchase Agreement among Transmissora Aliança de Energia Elétrica S.A., Abengoa Concessões Brasil Holding S.A. and Abengoa Participações Holding S.A., dated June 2, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.22	English Summary of Share Purchase Agreement among Transmissora Aliança de Energia Elétrica S.A., Abengoa Concessões Brasil Holding S.A., Abengoa Construção Brasil Ltda., NTE—Nordeste Transmissora de Energia S.A. and Abengoa Participações Holding S.A., dated June 2, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.23	Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated March 3, 2010, between Cemig Generation and Transmission and BB – Banco de Investimento S.A. (incorporated by reference to Exhibit 4.23 to our Annual Report on Form 20-F filed on June 30, 2011 (File No. 1-15224)).

4.24	English Summary of Share Purchase Agreement between Transmissora Aliança de Energia Elétrica S.A. and Abengoa Concessões Brasil Holding S.A. dated March 16, 2012 (incorporated by reference to the Form 20-F filed on April 27., 2012 (File No. 1-15224)),

4.25	English Summary of Investment Agreement among RR Participações S.A., Light S.A. and Renova Energia S.A. dated July 8, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

Exhibit Number	Document

4.26	English Summary of Put Option Agreement between Parati S.A. and Fundação de Seguridade Social Braslight dated July 15, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.27	English Summary of Share Purchase and Sale Agreement entered into between Amazônia Energia Participações S.A. and Construtora Queiroz Galvão S.A., Construtora OAS Ltda., Contern Construções e Comércio Ltda., Cetenco Engenharia S.A., Galvão Engenharia S.A. and J. Malucelli Construtora de Obras S.A., for shares in Norte Energia S.A. dated October 25, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.28	English Summary of Share Acquisition Agreement between CEMIG and the State of Minas Gerais dated December 27, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.29	Summary of Indenture Covering the Public Distribution of Non-Convertible Unsecured Debentures, dated March 13, 2012, between Cemig Geração e Transmissão S.A., HSBC Corretora de Títulos e Valores Mobiliários S.A., Banco BTG Pactual S.A. and Banco do Nordeste do Brasil S.A. (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.30	Initial Announcement of Public Distribution, under the Regime of Firm Guarantee of Placement, of Unsecured Debentures Not Convertible into Shares, with Additional Guarantee, in Three Series, of the Third Issue by Cemig Distribuição S.A., dated March 19, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).

4.31	Initial Announcement of Public Distribution, under the Regime of Best Efforts for Placement, of Unsecured Debentures Not Convertible into Shares, with Additional Guarantee, in up to Three Series, of the Third Issue by Cemig Geração e Transmissão S.A., dated March 12, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).

4.32	Summary of Private Contract for Investment in Transmission Assets, among Companhia Energética de Minas Gerais – Cemig, Cemig Geração e Transmissão S.A. e Trasmissora Aliança de Energia Elétrica S.A. dated May 17, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224

4.33	Summary of the Share Purchase Agreement between Cemig Capim Branco Energia S.A., Suzano Papel e Celulose S.A., and Suzano Holding S.A., intervening by Comercial Agrícola Paineiras LTDA. (“Paineiras”) e Epícares Empreendimentos e Participações LTDA. (“Epícares”), dated March 12, 2013 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).

4.34	Summary of the Commitment Undertaking for Settlement, signed between the State of Minas Gerais and Companhia Energética de Minas Gerais – CEMIG, dated November 22, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).

4.36	Fifth Amendment to Concession Contracts No S 002/1997–DNAEE, 003/1997–DNAEE, 004/1997–DNAEE and 005/1997–DNAEE, dated December 21, 2015, between the Federal Republic of Brazil and us, relating to electricity distribution service.

8	List of Subsidiaries (incorporated by reference to Exhibit 8 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15224)).

11	Code of Ethics (incorporated by reference to Item 7 in our Form 6-K for the month of September 2016 (File No. 1-15224)).

12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated November 14, 2016.

12.2	Chief Officer for Finance and Investor Relations Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated November 14, 2016.

13.1	Chief Executive Officer Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated November 14, 2016.

13.2	Chief Officer for Finance and Investor Relations Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated November 14, 2016.

Companhia Energética de

Minas Gerais –

CEMIG

Financial Statements as of December 31, 2015 and December 31,

2014 and for the Years Ended December 31, 2015, 2014 and

2013 and Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of Companhia Energética de Minas Gerais—CEMIG and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Madeira Energia S.A (a 18.05% percent owned direct and indirect equity method investee company) and Norte Energia S.A (a 12.50% percent owned indirect equity method investee company). The Company’s investment in Madeira Energia S.A. at December 31, 2015 and 2014, after consolidating adjustments, was R$1,379 million and R$1,382 million, respectively, and its loss pick up was, after consolidating adjustments, R$3 million and R$387 million for the years ended December 31, 2015 and 2014, respectively, and the investment in Norte Energia S.A at December 31, 2015, after consolidating adjustments, was R$905 million, and loss pick up, after consolidating adjustments, of R$33 million for the year ended December 31, 2015. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Madeira Energia S.A. and Norte Energia S.A. is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Companhia Energética de Minas Gerais—CEMIG and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in accordance with International Financial Reporting Standards—IFRS, as issued by the International Accounting Standards Board—IASB.

As discussed in Note 4 to the consolidated financial statements, the Company is discussing in courts the extension of the concessions agreements of hydroelectric power plants of Jaguara and São Simão that had their concession agreements expired in August 2013 and January 2015, respectively.

As discussed in notes 14 and 33 to the financial statements, CEMIG has non-controlling interest in Renova Energia S.A. which financial conditions raise substantial doubt about Renova Energia S.A.’s ability to continue as a going concern. The Company’s financial statements do not include any adjustments that might result from the outcome of this uncertainty related to Renova Energia S.A.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities. DTTL (also referred to as “Deloitte Global”) does not provide services to clients. Please see www.deloitte.com/about for a more detailed description of DTTL and its member firms.

Deloitte provides audit, consulting, financial advisory, risk management, tax and relates services to public and private clients spanning multiple industries. Deloitte serves four out of five Fortune Global 500® companies through a globally connected network of member firms in more than 150 countries bringing world-class capabilities, insights, and high-quality service to address clients’ most complex business challenges. To learn more about how Deloitte’s approximately 225,000 professionals make an impact that matters, please connect with us on Facebook, LinkedIn ou Twitter.

©2016 Deloitte Touche Tohmatsu. All rights reserved.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 11, 2016 expressed an unqualified opinion on the Company’s internal control over financial reporting.

\s\

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

Belo Horizonte, MG, Brazil

November 11, 2016

© 2016 Deloitte Touche Tohmatsu. All rights reserved.

[PwC Office Letterhead]

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Madeira Energia S.A. – MESA

We have audited the accompanying consolidated balance sheet of Madeira Energia S.A. – MESA and its subsidiary (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive loss, changes in equity and of cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Madeira Energia S.A. – MESA and its subsidiary at December 31, 2015 and 2014, and the results of their operations and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying consolidated statements of operations, comprehensive loss, changes in equity and of cash flows of the Company for the year ended December 31, 2013 was not audited, reviewed, or compiled by us and, accordingly, we do not express an opinion or any other form of assurance on them.

São Paulo – Brazil

October 10, 2016

\s\

PricewaterhouseCoopers

Auditores Independentes

(DC1) Uso Interno na PwC - Confidencial

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders

Norte Energia S.A.

We have audited the balance sheet of Norte Energia S.A. (the “Company”) as of December 31, 2015, and the related statements of operations, comprehensive loss, of changes in equity and of cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of December 31, 2014 and for the year then ended were audited by other auditors whose report dated February 2, 2015 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Norte Energia S.A. at December 31, 2015, and the results of its operations and cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Brasília—Brazil

October 10, 2016.

\s\

PricewaterhouseCoopers

Auditores Independentes

PricewaterhouseCoopers SHS Quadra 6, Cj. A, Bloco C, Ed. Business Center Tower, Salas 801 a 811, Brasĺlia, DF, Brasil 70.322-915

Caixa Postal 08650 T: (61) 2196-1800, F: (61) 2196-1820, www.pwc.com/br

(DC2) Uso Restrito na PwC - Confidencial

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2015 AND 2014

ASSETS

(MILLIONS OF BRAZILIAN REAIS—R$)

	Note	2015	2014
Current
Cash and cash equivalents	6	925	887
Marketable securities	7	2,427	994
Consumers and traders	8	3,581	2,142
Concession holders – Transport of electricity	8	184	248
Financial assets of the concession	13	874	848
Recoverable taxes	9	175	214
Income and social contribution tax credits	10a	306	295
Dividends receivable		62	73
Inventories		37	40
Advance to suppliers	27	87	4
Energy Development Account (CDE)	12	72	345
Other		647	464

TOTAL, CURRENT		9,377	6,554

NON-CURRENT
Marketable securities	7	84	17
Advance to suppliers	27	60	—
Consumers and traders	8	58	203
Concession holders – Transport of electricity	8	75	6
Recoverable taxes	9	258	387
Income and social contribution taxes recoverable	10ª	206	207
Deferred income and social contribution taxes	10b	1,498	1,246
Escrow deposits	11	1,813	1,535
Other credits		808	407
Financial assets of the concession	13	2,660	7,475
Investments	14	9,745	8,040
Property, plant and equipment	15	3,940	5,544
Intangible assets	16	10,275	3,379

TOTAL, NON-CURRENT		31,480	28,446

TOTAL ASSETS		40,857	35,000

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2015 AND 2014

LIABILITIES

(MILLIONS OF BRAZILIAN REAIS—R$)

	Note	2015	2014
Suppliers	17	1,901	1,604
Regulatory charges	20	517	106
Profit sharing		114	116
Taxes payable	18a	740	555
Income and Social Contribution taxes	18b	11	43
Interest on equity and dividends payable	23	1,307	1,643
Loans and financings	19	5,137	4,143
Debentures	19	1,163	1,148
Payroll and related charges		221	195
Post-retirement liabilities	21	167	153
Financial Instruments—put options	14	1,245	—
Other obligations		551	417

TOTAL, CURRENT		13,074	10,123

NON-CURRENT
Regulatory charges	20	226	252
Loans and financings	19	1,784	1,816
Debentures	19	7,083	6,402
Taxes payable	18a	740	723
Deferred income and social contribution taxes	10b	689	611
Provisions	22	755	755
Post-retirement liabilities	21	3,086	2,478
Financial Instruments—put options	14	148	195
Other obligations		284	360

TOTAL, NON-CURRENT		14,795	13,592

TOTAL LIABILITIES		27,869	23,715

EQUITY	23
Share capital		6,294	6,294
Capital reserves		1,925	1,925
Profit reserves		4,663	2,594
Equity Valuation Reserve
Deemed cost of property, plant and equipment		720	780
Other Comprehensive Income		(618)	(312)

EQUITY ATTRIBUTABLE TO THE CONTROLLING SHAREHOLDERS		12,984	11,281

EQUITY ATTRIBUTABLE TO NON-CONTROLLING SHAREHOLDER		4	4

TOTAL EQUITY		12,988	11,285

TOTAL LIABILITIES AND EQUITY		40,857	35,000

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(MILLIONS OF BRAZILIAN REAIS—R$)

(except Net income per share)

	Note	2015	2014	2013
NET REVENUE	24	21,292	19,540	14,627
OPERATING COSTS
COST OF ELECTRICITY AND GAS	25
Electricity purchased for resale		(9,542)	(7,428)	(5,207)
Charges for the use of the national grid		(999)	(744)	(575)
Gas purchased for resale		(1,051)	(254)	—

		(11,592)	(8,426)	(5,782)
OTHER COSTS	25
Personnel and managers		(1,143)	(999)	(946)
Materials		(126)	(340)	(111)
Outsourced services		(740)	(736)	(672)
Depreciation and amortization		(811)	(779)	(782)
Operating provisions		(23)	(262)	(212)
Infrastructure construction cost		(1,252)	(942)	(975)
Other		(96)	(318)	(368)

		(4,191)	(4,376)	(4,066)
TOTAL COST		(15,783)	(12,802)	(9,848)
GROSS PROFIT		5,509	6,738	4,779
OPERATING EXPENSES	25
Selling expenses		(175)	(128)	(121)
General and administrative expenses		(674)	(654)	(799)
Operating provisions		(1,203)	(190)	28
Other operating expenses		(482)	(677)	(491)

		(2,534)	(1,649)	(1,383)
Equity in earnings of unconsolidated investees, net	14	393	210	764
Fair value results in Corporate Operation	14	729	—	—
Gain on disposal of equity investment		—	—	284
Unrealized gain on disposal of investment		—	—	(81)
Gain on acquisition of control of investee	14	—	281	—
Income before Financial income (expenses) and taxes		4,097	5,580	4,363
Financial revenues	26	1,469	593	885
Financial expenses	26	(2,204)	(1,694)	(1,194)

Income before income tax and social contribution tax		3,362	4,479	4,054
Current income and social contribution taxes	10c	(881)	(1,259)	(994)
Deferred income and social contribution taxes	10c	(12)	(83)	44

NET INCOME FOR THE YEAR		2,469	3,137	3,104

Total of net income for the year attributed to:
Controlling shareholders		2,469	3,137	3,104
Non-controlling shareholder		—	—	—

		2,469	3,137	3,104
Basic and diluted income per preferred share – R$	23	1.96	2.49	2.47
Basic and diluted income per common share – R$	23	1.96	2.49	2.47

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(MILLIONS OF BRAZILIAN REAIS—R$)

	2015	2014	2013
NET INCOME FOR THE YEAR	2,469	3,137	3,104
OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss
Post retirement liabilities – restatement of obligations of the defined benefit plans, net of taxes	(360)	(44)	175
Equity gain (loss) on Other comprehensive income in jointly-controlled entities	(1)	(7)	31

	(361)	(51)	206
Items that may be reclassified to profit or loss
Equity gain (loss) on Other comprehensive income in jointly-controlled entities	54	10	7

COMPREHENSIVE INCOME FOR THE YEAR	2,162	3,096	3,317

Total of comprehensive income for the year attributed to:
Controlling shareholders	2,162	3,096	3,317
Non-controlling shareholder	—	—	—

	2,162	3,096	3,317

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY – CONSOLIDATED

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(MILLIONS OF BRAZILIAN REAIS—R$)

	Share capital	Capital reserves	Profit reserves	Equity Valuation adjustments	Retained earnings	Total interest of the controlling shareholders	Total interest of Non- controlling shareholder	Total equity
AS OF DECEMBER 31, 2012	4,265	3,954	2,856	475	—	11,550	—	11,550
Net income for the year	—	—	—	—	3,104	3,104	—	3,104
Other comprehensive income
Equity gain on Other comprehensive income in jointly-controlled entity	—	—	—	38	—	38	—	38
Post retirement liabilities, net of taxes	—	—	—	175	—	175		175

Total Comprehensive income for the year	—	—	—	213	3,104	3,317	—	3,317
Other changes in equity:							—
Increase in share capital	2,029	(2,029)	—	—	—	—	—	—
Additional dividends proposed in 2012 (R$ 0.50 per share)	—	—	(628)	—	—	(628)	—	(628)
Interim dividends (R$ 0.85 per share)	—	—	—	—	(1,068)	(1,068)	—	(1,068)
Interest on equity (R$ 0.42 per share)	—	—	—	—	(533)	(533)		(533)
Additional dividends proposed (R$ 0.04 per share)	—	—	55	—	(55)	—	—	—
Constitution of reserves							—
Reserve under By-laws	—	—	1,557	—	(1,557)	—		—
Realization of reserves							—
Equity valuation adjustments – deemed cost of PP&E	—	—	—	(109)	109	—	—	—

AS OF DECEMBER 31, 2013	6,294	1,925	3,840	579	—	12,638	—	12,638

Net income for the year	—	—	—	—	3,137	3,137	—	3,137
Other comprehensive income
Post retirement liabilities, net of taxes	—	—	—	(44)	—	(44)	—	(44)
Equity gain on Other comprehensive income in jointly-controlled entity	—	—	—	3	—	3	—	3

Total Comprehensive income for the year	—	—	—	(41)	3,137	3,096	—	3,096
Other changes in equity:
Additional dividends proposed in 2013 (R$ 0.04 per share)	—	—	(55)	—	—	(55)	—	(55)
Extraordinary dividends (R$ 2.23 per share)	—	—	(2,804)	—	—	(2,804)	—	(2,804)
Statutory dividends (R$ 1.04 per share)	—	—	—	—	(1,364)	(1,364)	—	(1,364)
Interest on Equity (R$ 0.18 per share)	—	—	—	—	(230)	(230)	—	(230)
Constitution of reserves					—
Tax incentives reserve	—	—	29	—	(29)	—	—	—
Profit reserve	—	—	1,584	—	(1,584)	—	—	—
Realization of reserves
Equity valuation adjustments – deemed cost of PP&E	—	—	—	(70)	70	—	—	—

ATTRIBUTED TO INTEREST OF THE CONTROLLING SHAREHOLDERS	6,294	1,925	2,594	468	—	11,281	—	11,281
Non controlling shareholder	—	—	—	—	—	—	4	4

AS OF DECEMBER 31, 2014	6,294	1,925	2,594	468	—	11,281	4	11,285

	Share capital	Capital reserves	Profit reserves	Equity Valuation adjustments	Retained earnings	Total interest of the controlling shareholders	Total interest of the non- controlling shareholder	Total equity
AS OF DECEMBER 31, 2014	6,294	1,925	2,594	468	—	11,281	4	11,285
Net income for the year	—	—	—	—	2,469	2,469	—	2,469
Other comprehensive income
Post retirement liabilities, net of taxes	—	—	—	(361)	—	(361)	—	(361)
Equity gain on Other comprehensive income in jointly-controlled entity	—	—	—	54	—	54	—	54

Total Comprehensive income for the year	—	—	—	(307)	2,469	2,162	—	2,162
Other changes in equity:
Reserve for obligatory dividends not distributed	—	—	797	—	—	797	—	797
Statutory dividends (R$ 0.84 per share)	—	—	—	—	(1,056)	(1,056)	—	(1,056)
Interest on Equity (R$ 0.16 per share)	—	—	—	—	(200)	(200)	—	(200)
Constitution of reserves
Tax incentives reserve	—	—	21	—	(21)	—	—	—
Profit reserve	—	—	1,251	—	(1,251)	—	—	—
Realization of reserves
Equity valuation adjustments – deemed cost of PP&E	—	—	—	(59)	59	—	—	—

ATTRIBUTED TO INTEREST OF THE CONTROLLING SHAREHOLDERS	6,294	1,925	4,663	102	—	12,984	—	12,984
Non-controlling shareholder	—	—	—	—	—	—	4	4

AS OF DECEMBER 31, 2015	6,294	1,925	4,663	102	—	12,984	4	12,988

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(MILLIONS OF BRAZILIAN REAIS—R$)

	2015	2014	2013
CASH FLOW FROM OPERATIONS
Net income for the year	2,469	3,137	3,104
Expenses (revenues) not affecting cash and cash equivalents
Income and social contribution taxes	893	1,342	950
Depreciation and amortization	835	801	824
Write-offs of PP&E and Intangible assets	124	105	33
Equity in earnings of unconsolidated investees, net	(393)	(210)	(764)
Interest and monetary variation	788	1,145	942
Monetary variation on advance for future capital increase from Minas Gerais State government	30	239	—
Fair value results in Corporate Operation	(729)	—	—
Gain on disposal of investments	—	—	(284)
Unrealized profit	—	—	81
Provisions for operating losses	1,401	581	305
Net gain on indemnity of assets	—	(420)	(21)
Financial assets —CVA	(1,704)	(1,107)	—
Gain on acquisition of subsidiary	—	(281)	—
Provision for losses on financial instruments	—	—	(2)
Post-retirement liabilities	285	311	269
(Increase) / decrease in assets
Consumers and traders	(1,470)	(285)	(134)
Financial assets —CVA	1,529	—	—
Energy Development Account (CDE)	273	(170)	—
Recoverable Taxes	167	320	(255)
Income and social contribution tax credit	(77)	(37)	(223)
Transport of electricity	(5)	(5)	109
Escrow deposits in litigation	(67)	(305)	120
Dividends received from investments	487	683	554
Financial assets	10	6	286
Advance to suppliers	(131)	—	—
Gas – Take or Pay	(141)	(265)	—
Other	(248)	74	7
Increase (reduction) in liabilities
Suppliers	297	472	(239)
Taxes payable	202	54	2
Income and social contribution taxes payable	(105)	(22)	3
Payroll and related charges	26	4	(41)
Regulatory charges	386	11	(140)
Post-retirement liabilities	(208)	(195)	(181)
Other	156	(160)	(21)
Cash generated by operating activities	5,080	5,823	5,284
Interest paid on loans and financings	(1,331)	(781)	(814)
Income and Social Contribution taxes paid	(741)	(1,308)	(955)

NET CASH GENERATED BY OPERATING ACTIVITIES	3,008	3,734	3,515

	2015	2014	2013
CASH FLOWS FROM INVESTMENT ACTIVITIES
Marketable securities	(1,499)	116	(267)
Financial assets	(145)	(80)	(91)
Accounts receivable from Minas Gerais state government	—	—	2,466
Restricted cash	1	1	130
Investments
Acquisition of equity investees	(310)	(2,405)	(94)
Acquisition of subsidiary – Gasmig	—	(465)	—
Gain on disposal of investments	—	—	1,691
Capital increase in investees	(181)	(546)	(355)
PP&E	(126)	(122)	(69)
Intangible assets	(957)	(798)	(908)

NET CASH FROM (USED IN) INVESTMENT ACTIVITIES	(3,217)	(4,299)	2,503

CASH FLOW IN FINANCING ACTIVITIES
Loans, financings and debentures	5,739	4,562	2,466
Payment of loans financings and debentures	(4,696)	(1,394)	(3,601)
Interest on equity and dividends	(796)	(3,918)	(4,600)

NET CASH FROM (USED IN) FINANCIAL ACTIVITIES	247	(750)	(5,735)

NET CHANGE IN CASH AND CASH EQUIVALENTS	38	(1,315)	283

STATEMENT OF CHANGES IN CASH AND CASH EQUIVALENTS
Beginning of the year	887	2,202	1,919
End of the year	925	887	2,202

NET CHANGE IN CASH AND CASH EQUIVALENTS	38	(1,315)	283

The Notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED ON DECEMBER 31, 2015, 2014 AND 2013

(In Millions of Brazilian Reais—R$ except where otherwise indicated)

1.	OPERATING CONTEXT

a) The Company

Companhia Energética de Minas Gerais (‘Cemig’, also herein ‘the Company’, ‘Parent company’ or ‘Holding company’) is a listed corporation registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under number 17.155.730/0001-64, with shares traded: on the BM&F Bovespa (‘Bovespa’), at Corporate Governance Level 1; on the New York Stock Exchange (‘NYSE’), through ADRs; and on the stock exchange of Madrid (‘Latibex’). It is domiciled in Brazil, with head office at Avenida Barbacena 1200, Belo Horizonte, the capital of the state of Minas Gerais. It operates exclusively as a holding company, with interests in subsidiaries or jointly controlled entities, which are engaged in the activities of the construction and operation of systems for generation, transformation, transmission, distribution and sale of electricity, and also activities in the various fields of energy and telecommunications, for the purpose of commercial operation.

On December 21, 2015, Cemig D signed, with the Mining and Energy Ministry, the Fifth Amendment to its concession contracts, extending its electricity distribution concessions for a further 30 years, as from January 1, 2016. The new amendment establishes service quality and economic-financial parameters that Cemig D must meet during the new concession period.

On December 31, 2015, the Company’s consolidated current liabilities exceeded its consolidated current assets by R$ 3,697. The reason for this working capital deficiency was, primarily, new financings with short-term maturities for the Company’s Investment Program, and transfer of debentures from long term to short term, associated with the provision for dividends and Interest on Equity of R$ 1,256 in December 2015, and the provision for loss on put options of R$ 1,245. Management monitors the Company’s cash flow, and for this purpose assesses measures to adjust the present situation of its financial assets and liabilities to the levels considered appropriate to meet its needs. In this specific case, negotiations are in progress with financial institutions for rollover of the debt coming due in 2016, for long-term maturities. Additionally, the Company has reported positive cash flow from its operations of R$ 3,008 in 2015, R$ 3,734 in 2014 and R$ 3,515 in 2013.

Cemig has interest in the following subsidiaries and jointly-controlled entities:

■	Cemig Geração e Transmissão S.A. (Cemig GT) is Cemig’s wholly-owned subsidiary operating in generation and transmission. It is listed, in Brazil, but not traded. Cemig GT has interests in 60 power plants, and the transmission lines associated with them, most of which are part of the Brazilian national generation and transmission grid system. Of these power plants, 56 are hydroelectric, 3 are wind power plants and one is a thermal plant. Cemig GT has interest in the following jointly-controlled entities:

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

– Renova Energia S.A. (Renova) (Jointly-controlled entities): Listed company operating in development, construction and operation of plants generating power from renewable sources – wind power, small hydro plants (SHPs), and solar energy; sales and trading of electricity, and related activities. There are more details in Note 14.

– Retiro Baixo Energética S.A. (RBE) (Jointly-controlled entities): RBE holds the concession to operate the Retiro Baixo hydroelectric plant, on the Paraopeba River, in the São Francisco river basin, in the municipalities of Curvelo and Pompeu, in Minas Gerais State. The plant has installed capacity of 83.7 MW and assured energy offtake level of 38.5MW average.

– Aliança Norte Energia Participações S.A. (Aliança Norte) (jointly-controlled): Special-purpose company (SPC) created by Cemig GT (49.9% ownership) and Vale S.A. (50.1% ownership), for acquisition of an interest of 9% in Norte Energia S.A. (‘Nesa’), the company holding the concession for the Belo Monte Hydroelectric Plant, on the Xingu River, in the State of Pará. The first turbine of Belo Monte started operating on April 20, 2016 and the second turbine started operating on july 16, 2016. There are more details on this in Note 14.

– Aliança Geração de Energia S.A. (Aliança) jointly-controlled): Unlisted corporation created by Cemig GT and Vale S.A. to become a platform for consolidation of generation assets held by the two parties in generation consortia, and investments in future electricity generation projects. The two parties subscribed their shares in the company by transfer of their interests in the following generation assets: Porto Estrela, Igarapava, Funil, Capim Branco I and II, Aimorés and Candonga. With these assets the company has installed hydroelectric generation capacity in operation of 1,158 MW (physical offtake guarantee 652 MW average), and other generation projects. Vale and Cemig GT respectively hold 55% and 45% of the total capital. There are more details in Note 14.

Subsidiaries and jointly-controlled entities at development stage:

– Guanhães Energia S.A. (Guanhães Energia) (Jointly controlled): Production and sale of electricity through building and commercial operation of the following Small Hydro Plants (PCHs): Dores de Guanhães, Senhora do Porto and Jacaré, in the county of Dores de Guanhães; and Fortuna II, in the county of Virginópolis, in Minas Gerais. Construction works are 97% concluded, and start of commercial generation is scheduled for April, 2017.

– Cemig Baguari Energia S.A. (Cemig Baguari) (Subsidiary) – Production and sale of electricity as an independent power producer, in future projects.

– Amazônia Energia Participações S.A (Amazônia Energia) (jointly controlled) – Unlisted company whose object is to hold and manage equity interest in Norte Energia S.A. (Nesa), which holds the concession to operate the Belo Monte Hydroelectric Plant, on the Xingu River, in the State of Pará. It is jointly controlled by Light S.A. (25.5%) and Cemig GT (74.5%). Amazônia Energia holds 9.77% of Nesa. The first turbine of Belo Monte started operating on April 20, 2016 and the second turbine started operating on july 16, 2016. There are more details in Note 14.

■	Cemig Distribuição S.A. (Cemig D or Cemig Distribution) (Subsidiary): – Wholly-owned subsidiary, listed, but not traded: distributes electricity through networks and distribution lines to practically the whole of the Brazilian state of Minas Gerais.

■	Transmissora Aliança de Energia Elétrica S.A. (Taesa) (Jointly controlled): Construction, operation and maintenance of electricity transmission facilities in 17 states of Brazil through direct and indirect equity interests in investees.

■	Light S.A. (jointly-controlled): Hold direct or indirect interests in other companies and, directly or indirectly, operate electricity services, including generation, transmission, trading or distribution, and other related services. Light has the following subsidiaries and jointly-controlled entities:

– Light Serviços de Eletricidade S.A. (Light Sesa) (Subsidiary): A listed company operating primarily in electricity distribution, in various municipalities of Rio de Janeiro State.

– Light Energia S.A. (subsidiary): Study, plan, build, and commercially operate electricity generation, transmission and sales/trading systems and related services. Owns equity interests in two wind power companies, Central Eólica São Judas Tadeu Ltda., Central Eólica Fontainha Ltda., and in Guanhães Energia S.A. and Renova Energia S.A.

– Light Esco Prestação de Serviços Ltda. (Light Esco) (subsidiary): Purchase, sale, importation and exportation of electricity, and consultancy services in the electricity sector. Light Esco has interest in EBL Companhia de Eficiência Energética S.A.;

– Itaocara Energia Ltda. (subsidiary): Company at pre-operational phase: principal activity will be construction and operation of generation plants. It is a member of the Itaocara Hydro Plant Consortium for commercial operation of the Itaocara hydroelectric plant (51%). Cemig GT owns 49%. There are more details in Note 14.

– Lightger S.A. – Described in the list of jointly-controlled entities of Cemig GT, above.

– Light Soluções em Eletricidade Ltda.: Its main objects are provision of service to low-voltage clients including assembly, overhaul and maintenance of installations in general.

– Instituto Light para o Desenvolvimento Urbano e Social (Light Institute) (subsidiary): Participation in social and cultural projects, and interest in economic and social development of cities.

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

– Amazônia Energia Participações S.A (jointly controlled) – Described in the list of equity interests of Cemig GT, above.

– Renova Energia S.A. (Jointly controlled): Described in the list of equity interests of Cemig GT, above.

■	Sá Carvalho S.A. (subsidiary) – Production and sale of electricity, as a public electricity service concession holder, through the Sá Carvalho hydroelectric power plant.

■	Usina Térmica Ipatinga S.A. (‘Ipatinga’) (subsidiary) – Production and sale, as an independent power producer, of thermally generated electricity, through the Ipatinga thermal plant, located on the premises of Usiminas (Usinas Siderúrgicas de Minas Gerais S.A.). On December 31, 2014, with termination of the contract for non-remunerated loan of the plant by Usiminas to Cemig, the plant was returned to ownership by Usiminas and the Company is reassessing its business plan.

■	Companhia de Gás de Minas Gerais (‘Gasmig’) (subsidiary) – Acquisition, transport and distribution of combustible gas or sub-products and derivatives, through a concession for distribution of gas in the State of Minas Gerais. Cemig acquired a controlling interest in Gasmig in October 2014.

■	Cemig Telecomunicações S.A. (‘CemigTelecom’) (previously named Empresa de Infovias S.A.)(subsidiary) – Provision and commercial operation of a specialized telecommunications service through an integrated multi-service network of fiber optic cables, coaxial cables, and electronic and associated equipment. CemigTelecom owns 49% of Ativas Data Center (‘Ativas’) (a jointly-controlled entity), which operates primarily in supply of IT and communications infrastructure services, including physical hosting and services for medium-sized and large corporations.

■	Efficientia S.A. (subsidiary): Provides electricity efficiency and optimization services and energy solutions through studies and execution of projects, as well as providing services of operation and maintenance in energy supply facilities.

■	Horizontes Energia S.A. (subsidiary) – Production and sale of electricity, as an independent power producer, through the Machado Mineiro and Salto do Paraopeba hydroelectric power plants in the State of Minas Gerais, and the Salto do Voltão and Salto do Passo Velho hydro power plants in the State of Santa Catarina.

■	Cemig Comercializadora de Energia Incentivada S.A. (‘CCEI’ – previously named Central Termelétrica de Cogeração S.A.) (subsidiary) – Production and sale of electricity as an independent power producer, in future projects.

■	Rosal Energia S.A. (subsidiary) – Production and sale of electricity, as a public electricity service concession holder, through the Rosal hydroelectric power plant located on the border between the States of Rio de Janeiro and Espírito Santo, Brazil.

■	Empresa de Serviços e Comercialização de Energia Elétrica S.A. (ESCE – previously named Central Hidrelétrica Pai Joaquim S.A.) (subsidiary) – Production and sale of electricity as an independent power producer, in future projects.

■	Cemig PCH S.A. (Subsidiary) – Production and sale of electricity as an independent power producer, through the Pai Joaquim hydroelectric power plant.

■	Cemig Capim Branco Energia S.A. (‘Capim Branco’) (subsidiary) – Production and sale of electricity as an independent producer, through the Amador Aguiar I and Amador Aguiar II hydroelectric power plants, built through a consortium with private-sector partners. This company was merged with and into Cemig GT in 2015.

■	UTE Barreiro S.A. (subsidiary) – Production and sale of thermally generated electricity, as an independent producer, through the construction and operation of the UTE Barreiro thermal generation plant, located on the premises of V&M do Brasil S.A., in the State of Minas Gerais.

■	Cemig Trading S.A. (subsidiary): Sale and intermediation of business transactions related to energy.

■	Companhia Transleste de Transmissão (jointly controlled): Operation of the transmission line connecting the substation located in Montes Claros to the substation of the Irapé hydroelectric power plant.

■	Companhia Transudeste de Transmissão (jointly controlled): Construction, operation and maintenance of national grid transmission facilities of the Itutinga–Juiz de Fora transmission line.

■	Companhia Transirapé de Transmissão (jointly controlled): Construction, operation and maintenance of the Irapé–Araçuaí transmission line.

■	Axxiom Soluções Tecnológicas S.A. (jointly-controlled): Described in the list of investees of Light, above.

■	Transchile Charrúa Transmisión S.A. (jointly controlled): Construction, operation and maintenance of the Charrúa-Nueva Temuco transmission line, and two sections of transmission line at the Charrúa and Nueva Temuco substations, in the central region of Chile. The head office of Transchile is in Santiago, Chile.

■	Companhia de Transmissão Centroeste de Minas (jointly controlled): Construction, operation and maintenance of the Furnas-Pimenta transmission line – part of the national grid.

■	Participações em Ativos de Energia Elétrica (Parati) (jointly-controlled entity): Holding company owning interests in other companies, Brazilian or foreign, through shares or share units, in any business activity. Parati holds an equity interest of 25.64% in Light.

Where Cemig exercises joint control it does so through shareholders’ agreements with the other shareholders of the investee.

2.	BASIS OF PREPARATION

2.1	Statement of compliance

The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (IASB).

All the material information used by Management of the Company is shown in the Financial Statements.

On November 11, 2016, the Company’s Audit Board authorized the filling of the Financial Statements for the year ended December 31, 2015.

2.2	Bases of measurement

The consolidated financial statements have been prepared based on historical cost, with the exception of the following material items recorded in the Statement of financial position (balance sheet):

■	Non-derivative financial assets measured at fair value through profit or loss.

■	Financial assets held for trading measured at fair value.

■	Financial assets of the Concession measured by the New Replacement Value (VNR), equivalent to fair value.

■	Financial liabilities related to put options, measured at fair value through discounted cash flow.

2.3	Functional currency and currency of presentation

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

The principal estimates related to the financial statements refer to recording of effects arising from:

■	Allowance for doubtful accounts – see Note 8;

■	Deferred income and social contribution taxes – see Note 10;

■	Financial assets of the concession – see Note 13;

■	Investments – See Note 14.

■	Property, plant and equipment – Note 15.

■	Intangible assets – see Note 16;

■	Depreciation – see Note 15;

■	Amortization – see Note 16;

■	Employee post-retirement liabilities – see Note 21;

■	Provisions – see Note 22;

■	Unbilled electricity supplied – see Note 24; and

■	Fair value measurement and Derivatives instruments – see Note 29.

2.5	Rules, interpretations and changes that came into effect on January 1, 2015, with effects for the Company

The following rules and changes of rules came into effect during the business year:

■	Changes to IAS 19 –Defined-benefit plans: Contributions by employees.

■	IFRS Annual Improvements cycles: 2010-2012 and 2011-2013.

The Company has analysed impacts of these changes and did not have material impacts in its financial statements.

2.6	New and revised rules and interpretations already issued and not yet adopted, with possible impacts for the Company

In effect for annual periods starting on or after January 1, 2016:

■	Changes to IFRS 11 –Joint Arrangements: Provide instructions on accounting for the acquisition of a ‘business combination’ as defined by IFRS 3–Business Combinations.

■	Changes to IAS 1 –Presentation of Financial Statements: These offer orientations on application of the concept of materiality in practice.

■	Changes to IAS 16 and IAS 38: Clarification of the acceptable methods for depreciation and amortization.

■	Changes to IFRS 10, IFRS 12 and IAS 28 –Investment entities: Applying exception from consolidation: These clarify that exemption from preparing consolidated financial statements is applicable to a controlling entity that is the subsidiary of an investment entity, even if the investment entity values all its subsidiaries at fair value under IFRS 10.

■	The changes to IFRS 5 introduce specific orientations in relation to when an entity reclassifies an asset (or group of assets held for sale) from ‘held for sale’ to ‘held for distribution’ (or vice-versa).

■	The Changes to IFRS 7 provide additional orientations to clarify whether a service contract constitutes continuous involvement in an asset transferred, for the purposes of the necessary disclosures in relation to the transferred assets.

■	The changes to IAS 19 clarified that the rate used to discount obligations for post-retirement benefit should be determined based on AA corporate bond yields at the end of the reporting period.

The Company is still evaluating the impacts that these new rules and alterations of existing rules will have on the amounts and disclosures presented in its consolidated Financial Statements.

In effect for annual periods starting on or after January 1, 2017:

■	Changes to IAS 12 – Recognition of deferred tax assets for non-realized losses.

■	Disclosure Initiative (Changes to IAS 7) – Changes IAS 7 – Statement of Cash Flows: Clarifies that entities should supply disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. applicable to annual periods starting on or after January 1, 2017.

In effect for annual periods starting on or after January 1, 2018:

■	Changes to IFRS 10 and IAS 28 –Sale or Contribution of Assets between an Investor and its Associate or Joint Venture: Deals with situations that involve sale or contribution of assets between an investor and its associate or joint-venture.

IFRS 9 –Financial instruments: Establishes that all the financial assets recognized that are within the scope of IAS 39 must be subsequently measured at amortized cost or fair value.

In relation to the impairment of financial assets, IFRS 9 requires use of a forward-looking ‘expected loss’ impairment model, in contrast to the model of actual impairment stated in IAS 39.

■	IFRS 15 –Revenue from Contracts with Customers: In May 2014 IFRS 15 was issued and established a simple and clear model for companies to use in accounting for revenue arising from contracts with clients. IFRS 15 will replace the present orientations on recognition of revenue contained in IAS 18 –Revenues, IAS 11 –Construction Contracts, and the related interpretations, when it comes into effect.

In effect for annual periods starting on or after January 1, 2019:

■	IFRS 16 –Leases: With this new rule, lessors will have to recognize the liability for future payments and the right to use of the leased asset for practically all leasing contracts, including those currently classified as operational leasing contracts.

The Company is still evaluating the impacts that these new rules and alterations of existing rules will have on the amounts and disclosures presented in its consolidated Financial Statements.

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

The company has the following non-derivative financial assets: Securities – measured at fair value through profit or loss; Securities—when there is a positive intention to hold to maturity they are measured at amortized cost, using the effective interest method; Cash and cash equivalents, credits owed by consumers, Traders and Electricity transport concession holders; restricted cash and Escrow deposits in litigation – recognized at nominal realization value, similar to fair value; the CVA Account (for Compensation of variations in Portion A items and for Other Financial Components in tariff adjustments); and Financial assets of the concession covered by Law 12783/13, measured at New Replacement Value (valor novo de reposição, or VNR), equivalent to fair value.

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

Financial liabilities referring to put options: These are measured at fair value using the discounted cash flow method. The company has calculated the fair value of these options on the basis of the estimated exercise price on the day of exercise, less the fair value of the shares that are the subject of the put option, also estimated for the date of exercise, both brought to present value at the date of these financial statements.

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

The category includes: Cash equivalents; Consumers and traders; Holders of electricity transport concessions; Financial assets of the concession not covered by Law 12783, the CVA Account (for compensation of changes in Portion A costs and Other financial components of tariff adjustments); escrow deposits and Traders – ‘Free Energy’ transactions.

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

The gains and losses arising from variations in foreign currencies relating to the jointly-controlled entity Transchile are recognized directly in Equity in the Cumulative translation adjustments and recognized in the Statement of income when these investments are sold, partially or totally. The financial statements of a subsidiary outside Brazil are adjusted to the Company’s accounting practices and, subsequently, converted to the local functional currency at the exchange rate of the financial position date.

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

When the Company makes a transaction for contribution, to a joint venture, of non-monetary assets that constitute a business, the profits and losses resulting from the transaction (arising from measurement of the contributed assets at fair value) are recognized in the financial statements only to the extent of the interests in the joint venture that are not related to the Company.

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

The Company has measured the parcel of the assets that will be completely amortized by the end of the concession, assuming extension of its concession agreement for a further 30 years, as described in more detail in Note 4.

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

Interest and other financing charges incurred on financings linked to works in progress are appropriated to intangible assets in progress, and Consortia, during the period of construction.

For borrowings raised for the construction of a specific PP&E asset, the Company allocates all of the financial costs related to the borrowings directly to the respective assets being financed. For other borrowings raised that are not linked directly to a specific PP&E asset, a weighted average rate is established for the capitalization of the costs of those loans.

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

Defined contribution plans –A defined contribution plan is a post-retirement benefit plan under which an entity pays fixed contributions into a separate entity (pension fund) and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the Statement of income in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

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

Income tax and the Social Contribution tax, current and deferred, are calculated based on the rates of: income tax at 15%, plus the additional rate of 10% on taxable income exceeding R$ 240,000 (two hundred and forty thousand Reais) per year; and for the Social Contribution tax, 9% on taxable profit. They include the offsetting of tax losses/carryforwards for both taxes, the total of which is limited to 30% of the real profit.

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

The ‘Portion A’ revenue, and the Other financial items related to tariff adjustments, are recognized in the statement of income when the costs effectively incurred are different from those incorporated into the electricity distribution tariff. For more details, see Note 13.

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

Basic earnings per share (EPS) is calculated by dividing the profit or loss attributable to the controlling shareholders by the weighted average number of the common and preferred shares outstanding during the periods. Diluted EPS is determined by that average number of shares in circulation, adjusted for any instruments potentially convertible into shares, with dilutive effect, in the periods presented.

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

The financial statements date of the subsidiaries and jointly-controlled entities, used for the purposes of calculation of consolidation and equity in earnings of unconsolidated investees coincide with those of the Company. The Company uses the criteria of full consolidation for the following companies which are direct equity investments of Cemig:

Subsidiary	Form of valuation	2015
		Direct stake (%)
Cemig Geração e Transmissão	Consolidation	100.00
Cemig Distribuição	Consolidation	100.00
Gasmig	Consolidation	99.57
Cemig Telecom	Consolidation	100.00
Rosal Energia	Consolidation	100.00
Sá Carvalho	Consolidation	100.00
Horizontes Energia	Consolidation	100.00
Usina Térmica Ipatinga	Consolidation	100.00
Cemig PCH	Consolidation	100.00
Cemig Trading	Consolidation	100.00
Efficientia	Consolidation	100.00
Cemig Comercializadora de Energia Incentivada	Consolidation	100.00
UTE Barreiro	Consolidation	100.00
Empresa de Serviços e Comercialização de Energia Elétrica	Consolidation	100.00

a)	Subsidiaries and jointly-controlled entities

The financial statements of subsidiaries are included in the consolidated financial statements as from the date on which the control starts until the date on which the control ceases to exist. The assets, liabilities and profit (loss) of the subsidiaries were consolidated using full consolidation. The accounting policies of the subsidiaries and jointly-controlled entities are aligned with the policies adopted by the Company. The financial information of the jointly-controlled entities is recognized by the equity method of accounting.

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

4.	CONCESSIONS AND AUTHORIZATIONS

Cemig and its subsidiaries hold the following concessions or authorizations, from Aneel:

	Location	Date of concession or authorization	Expiration date
GENERATION
Hydroelectric plants
São Simão(1)	Rio Paranaíba	01/1965	01/2015
Emborcação	Rio Paranaíba	07/1975	07/2025
Nova Ponte	Rio Araguari	07/1975	07/2025
Jaguara (1)	Rio Grande	08/1963	08/2013
Miranda	Rio Araguari	12/1986	12/2016
Três Marias (3)	Rio São Francisco	04/1958	07/2015
Volta Grande	Rio Grande	02/1967	02/2017
Irapé	Rio Jequitinhonha	01/1999	02/2035
Salto Grande (3)	Rio Santo Antônio	10/1963	07/2015
Queimado	Rio Preto	11/1997	01/2033
Itutinga (3)	Rio Grande	01/1953	07/2015
Camargos (3)	Rio Grande	08/1958	07/2015
Piau (3)	Rio Piau / Pinho	10/1964	07/2015
Gafanhoto (3)	Rio Pará	09/1953	07/2015
Cachoeirão PCH	Rio Manhuaçu	07/2000	07/2030
Santo Antônio UHE	Rio Madeira	06/2008	06/2043
Baguari UHE	Rio Doce	08/2006	08/2041
Pipoca PCH	Rio Manhuaçu	09/2001	09/2031
Others	Various	Various	Various
Wind farms (2)
Morro do Camelinho	Gouveia – Minas Gerais	03/2000	01/2017
Praias do Parajuru	Beberibe – Ceará	09/2002	08/2029
Volta do Rio	Acaraú – Ceará	12/2001	08/2034
Praia de Morgado	Acaraú – Ceará	12/2001	08/2034
Thermal plants
Igarapé	Juatuba – Minas Gerais	01/2001	08/2024
Barreiro	Belo Horizonte –Minas Gerais	02/2002	04/2023
TRANSMISSION
National grid	Minas Gerais	07/1997	12/2042
Substation: Itajubá	Minas Gerais	10/2000	10/2030
DISTRIBUTION	Minas Gerais	01/2016	12/2045

(1)	The extension of the concession specified in the concession contract is not included in these figures. See details in this Note.
(2)	Permission to operate the activity of wind power generation is given by means of authorizations.
(3)	After the expiry of these concessions, these plants were operated under an interim structure until signature, in January 2016, of the new concession agreements providing for Cemig to operate these concessions until January 2045.

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

Auctions of electricity generation concessions

Provisional Measure 579/2012, enacted as Law 12,783/2013 on January 11, 2016, conditioned the acceptance of the concessions of 15 plants of Cemig GT (Cajuru, Camargos, Gafanhoto, Itutinga, Joasal, Marmelos, Martins, Paciência, Peti, Piau, Salto Grande, Três Marias, Tronqueiras, Dona Rita and Volta Grande), and those of the Jaguara, São Simão and Miranda plants to acceptance by the concession holder of predefined tariffs, although under certain circumstances concession holders could be compensated for the investments made in each plant and not yet amortized. Cemig GT did not accept the terms for renewal established by the mentioned law.

In November 2015, Cemig GT took part in Auction 12/2015 and won the concessions for Lot D. Lot D comprised the concessions for 18 plants. For five of these, the concession had been previously held by Furnas S.A. The total Assured average power offtake of the 18 plants is 420 MW, as follows:

Generating plant	Concession expiry date	Installed capacity (MW)	Average physical offtake guarantee level (‘Assured Energy’)—MW
Três Marias Hydroelectric Plant	Jan.2045	396.00	239.00
Salto Grande Hydroelectric Plant	Jan.2045	102.00	75.00
Itutinga Hydroelectric Plant	Jan.2045	52.00	28.00
Camargos Hydroelectric Plant	Jan.2045	46.00	21.00
Piau Small Hydroelectric Plant	Jan.2045	18.01	13.53
Gafanhoto Small Hydroelectric Plant	Jan.2045	14.00	6.68
Peti Small Hydroelectric Plant	Jan.2045	9.40	6.18
Tronqueiras Small Hydroelectric Plant	Jan.2045	8.50	3.39
Joasal Small Hydroelectric Plant	Jan.2045	8.40	5.20
Martins Small Hydroelectric Plant	Jan.2045	7.70	1.84
Cajuru Small Hydroelectric Plant	Jan.2045	7.20	2.69
Paciência Small Hydroelectric Plant	Jan.2045	4.08	2.36
Marmelos Small Hydroelectric Plant	Jan.2045	4.00	2.74
Coronel Domiciano Small Hydroelectric Plant	Jan.2045	5.04	3.59
Dona Rita Small Hydroelectric Plant	Jan.2045	2.41	1.03
Ervália Small Hydroelectric Plant	Jan.2045	6.97	3.03
Neblina Small Hydroelectric Plant	Jan.2045	6.47	4.66
Sinceridade Small Hydroelectric Plant	Jan.2045	1.42	0.35

		699.59	420.27

Please note that the information presented in this table on installed capacity, guaranteed average offtake, and other operational information is not part of the scope of an audit of financial statements, and has thus not been examined by the external auditors.

The contract for these plants provided Cemig with the concession for their commercial operation for the next 30 years until 2046, and requires that for 2016 the entirety of the output must be sold in the Regulated Market, under the Physical Guarantee Quota System (Sistema de Cota de Garantia Física or CGF); and from 2017 until the end of the concessions, 70% of the output will be sold in the Regulated Market and 30% in the Free Market.

Cemig’s acquisition for the grant of the 30-year concession for the 18 hydroelectric plants was R$ 2,2 billion. Of this fee, 65% was paid on January 4, 2016, and the remaining 35% was paid on July 1º, 2016. The contract was signed on January 5, 2016.

Renewal of concessions

The company believes that it has the right to extension of the concession, based on the original terms of the Concession Agreement, and is currently arguing this in the courts.

Renewal of the concession for the Jaguara hydroelectric plant

As specified in the concession the agreement for the Jaguara Plant, the Company applied for the extension of the concession. The Mining and Energy Ministry (‘MME’) refused the Company’s application, on the grounds that the application was made outside the time limits set by Law 12783/13.

On June 20, 2013, Cemig GT obtained an interim injunction in its application for an order of mandamus before the Higher Appeal Court (Superior Tribunal de Justiça, or STJ), against the decision of the MME not to entertain the application for extension of the period of concession of the Jaguara plant (424MW capacity, with average 336 MW assured offtake), which had an expiration date on August 28, 2013. The interim remedy, given by Reporting Justice Sérgio Kukina, ensured that Cemig GT would continue to operate the concession for the Jaguara plant until final judgment in the action. On August 23, 2013, Reporting Justice Sérgio Kukina ruled that the application for mandamus had failed.

On August 30, 2013, the Higher Appeal Court (Superior Tribunal de Justiça, or STJ) granted an interim order, published on September 3, 2013, in a new application for mandamus in the STJ, against the decision by the Mining and Energy Ministry which, in a dispatch published on August 23, 2013, refused, on its merits, the application by Cemig GT for extension of the concession of the Jaguara Plant under its Concession Agreement. This interim order gives Cemig GT the right to remain in control of the Jaguara Plant, commercially operating the public service concession granted to it, until final judgment of the case.

On June 24, 2015 the judgment on the application for mandamus brought by Cemig GT was completed. With all the votes given by the Justices of the first Section of the STJ, the applications made by Cemig GT were defeated by 6 judgment votes to 2.

On September 22, 2015, Cemig GT filed a further action, for Provisional Remedy, with the Federal Supreme Court (Supremo Tribunal Federal, or STF), to maintain the ownership of the concession for the Jaguara plant, on the initial bases of the concession agreement.

On November 3, 2015, the Reporting Justice of the Federal Supreme Court published a Dispatch requesting a position from the parties on their interest in holding a reconciliation hearing, due to the complexity and importance of the debate on the subject in the action for Provisional Remedy. On November 4, 2015, Cemig filed a statement with the Court stating its interest in such a hearing.

On December 21, 2015, Supreme Court Justice Dias Toffoli, rapporteur of the case, granted the application for interim injunction made by the Company, to suspend the effects of the judgment of the First Section of the STJ, and keep Cemig GT in possession of the concession to operate the Jaguara plant, on the initial bases of the concession agreement, until such time as the Supreme Court might make a decision to the contrary. On February 1, 2016, the decision granting the application for interim injunction applied for was published.

On February 15, 2016 the Appeal Court Judgment of the STJ was published, containing the decision of the First Section of that Court, which refused to grant mandamus and refused the Special Appeal.

On February 22, 2016, in the STF, the Reporting Justice issued a Dispatch postponing continuation of the Reconciliation Hearing between Cemig GT and the federal government; the parties are currently awaiting a further dispatch to set a new date for the continuation of that hearing, begun on December 15, 2015.

Although decisions have been issued against the pleadings put forward by the Company in relation to orders of mandamus, the Company continues to be confident of its right, based on a contractual clause, on the legislation currently in effect, and on the Opinions issued by renowned jurists. The possibility of success in the court dispute has been assessed as possible, by the Company’s internal and external legal advisers.

Considering the present status of the legal dispute and supported by the opinion of its internal and external legal advisors, in 2015 the Company recognized the operational revenues and costs of this plant, in accordance with current accounting practices, in view of the fact that it remained in the control of the asset during this period.

Extension of the concession for the São Simão hydroelectric plant

On June 3, 2014, the Company filed a request for extension of the concession of the São Simão hydroelectric plant, since it believes that the concession contract for this plant is not subject to the new rules created by Provisional Measure 579 (which became Law 12783/2013).

On August 5, 2014, the Council of Aneel decided to recommend to the Mining and Energy Ministry (MME) that renewal of the concession for the São Simão plant should be refused.

On August 29, 2014, the Mining and Energy Minister decided to refuse the request for extension of the period of concession of the São Simão hydro plant, based on Opinion 559/2014/CONJURMME/CGU/AGU.

On September 10, 2014, Cemig GT filed a Hierarchy Appeal with the MME, with request for reconsideration, for the Mining and Energy Minister to reconsider his decision and to grant the Company’s request based only on Concession Contract 007/1997; and, successively, that the appeal should be sent to the President of the Republic, so that the President should issue a decision in favor of the Company’s request in the same terms. This appeal is still pending, awaiting consideration by the MME.

Notwithstanding this, on December 15, 2014, Cemig GT filed an application for mandamus (MS No. 21465/DF), with the Higher Appeal Court (STJ), requesting interim relief, against an act that was illegal and violated the net and certain right of the plaintiff, practiced by the Mining and Energy Minister, for the purpose of obtaining extension of the period of concession of the São Simão plant, based on the Concession Agreement.

On December 17, 2014, Justice Mauro Campbell granted an interim order (published on December 19, 2014) that Cemig GT should remain in control of the plant, commercially operating the public service concession conceded to it, until the final judgment on application for mandamus No. 20432/DF (governing the Jaguara hydroelectric plant), or until a re-examination of the remedy just refused.

When the judgment in the application for mandamus governing the Jaguara plant was concluded, with rejection of the application, the Reporting Justice revoked the interim remedy given in the Application for mandamus relating to the São Simão plant, the decision on which was published on June 30, 2015.

On July 3, 2015, Cemig GT filed a Special Appeal for retraction of the decision by the Reporting Justice, or, if the court should not be of that opinion, that the appeal referred to should be submitted to consideration by the First Section of the STJ, for an interim remedy ordering that Company should continue to hold the concession for the São Simão Plant, on the initial bases of the Concession agreement.

On July 10, 2015, the Energy Planning and Development Department (Secretaria de Planejamento e Desenvolvimento Energético) sent an official letter to Cemig GT stating that it should state a position on the Company’s interest in remaining in possession of the São Simão Plant, on the new bases of Law 12783/13, until its assumption by the winner of a new tender to be held, in view of the repeal of the interim remedy.

In response to this new event, on July 22, 2015 Cemig GT filed a petition with the Chair of the STJ requesting the application for retraction made within the Special Appeal, in such a way that, through reconsideration of the decision appealed against, an interim remedy should be granted, to keep the Company as holder of the concession of the São Simão Plant, on the initial basis of the Concession Agreement, until final judgment be given on this application for mandamus, or, subsidiarily, that, at least, suspension effect should be attributed to the Special Appeal.

On August 20, 2015 it was stated that the MME would take the necessary measures to designate Cemig GT as provider of electricity generation service through the São Simão plant, under the quota regime, on the basis that the revocation of the interim order given in the application for mandamus had immediate enforceability.

In response, Cemig GT stated interest in remaining responsible for the provision of the electricity generation service of the São Simão plant, but pointed out that there are doubts as to the type, and legal security, of this provision of services, since the matter was still pending court and administrative decisions.

The MME, by Ministerial Order 432/2015, published on September 15, 2015, designated Cemig GT as the party responsible for provision of the service of electricity generation through the São Simão plant, under the quota regime (being responsible for the operation and maintenance of the plant without, however, having the right to its output of electricity, which will be allocated to the Guaranteed Power Offtake Auctions) until the taking over of the concession by the winner of the auction.

Note also that in the sphere of courts, Cemig GT filed a further application for mandamus, to Justice Mauro Campbell Marques, requesting an annulment of the act of coercion, and assertion of the interim remedy that authorized the applicant to remain in possession and operation of the concession of the São Simão plant, on the initial bases of the contract, until final judgment was given on the application for mandamus governing the São Simão plant or, subsidiary, until the merit of the Special Appeal was considered.

On September 8, 2015, the decision of the Reporting Justice (Justice Herman Benjamin) was published, refusing the application for interim remedy applied for by the Company.

Also on September 8, 2015, a Special Appeal was filed against the decision of Justice Herman Benjamin that refused the application for interim remedy that had been made. During the Session of the Special Court of the STJ, on November 4, 2015, the Special Appeal was unanimously refused, in the terms of the judgment vote of the Reporting Justice.

On November 25, 2015, the Special Appeal filed by Cemig GT against the decision that refused the interim remedy, in application for mandamus N° 21.465/DF, was, unanimously, refused by the first Section of the STJ, the said Appeal Court Judgment being published on December 1, 2015, the judgment on the merits of this application for mandamus still remaining to be heard.

Although decisions have been issued against the pleadings put forward by the Company in relation to orders of mandamus, the Company continues to be confident of its right, based on a contractual clause, on the legislation currently in effect, and on the Opinions issued by renowned jurists. The possibility of success in the court dispute has been assessed as possible, by the Company’s internal and external legal advisers.

Considering the present status of the legal dispute, and supported by the opinion of its internal and external legal advisers, the Company:

■	recognized, up to the date of September 15, 2015, the operational revenues and costs of this plant, in accordance with current accounting practices, in view of the fact that it remained in control of the asset up to that date;

■	ceased to recognize the expenses of depreciation on the São Simão plant, considering the requirements of Ministerial Order 432/2015, as from September 16, 2015, and began to recognize revenues relating to the provision of services of operation and maintenance of the plant, in accordance with the regime of quotas;

■	transferred, on September 16, 2015, the amount of R$ 223 from its PP&E to the account line Other long term assets, considering that it is still under decision in the Courts. Based on the terms of the concession agreement, this asset is considered as having a recovery value higher than the value at which it is recorded.

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

For the newer transmission concessions – granted after the year 2000, the portion of the assets that will not be amortized during the concession is recorded as a financial asset, because there is an unconditional right to receive cash or other financial assets directly from the grantor at the end of the concession agreement period.

Transmission concessions renewed under Law 12783/2013

For the older transmission concessions, granted before the year 2000, renewals have been applied for as from January 1, 2013 in accordance with Law 12783/13, under which the assets are the property of the Concession-granting power. The renewals were obtained and, as a result the Company is remunerated, as from 2013, for the operation and maintenance of these assets.

Distribution concessions

Cemig D has the concession from Aneel for commercial exploration of the activity of distribution in the greater part of the State of Minas Gerais, expiring in December 2045.

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

Renewal of concessions

On September 11, 2012 the Brazilian federal government issued Provisional Measure 579 (‘PM 579’), subsequently approved by Congress and sanctioned as Law 12783 of January 11, 2013, which makes provisions governing: electricity generation, transmission and distribution concessions; reduction of the sector charges; and provisions for reduction of tariffs.

On June 2, 2015 Decree 8461 was issued, regulating extension of distribution concessions covered by Law 12783/2013. On December 21, 2015 the Company signed, with the Mining and Energy Ministry, the Fifth Amendment to its concession contracts, extending its electricity distribution concessions for a further 30 years, as from January 1, 2016. The new amendment establishes service quality and economic-financial parameters that the Company must meet during the new concession period.

The principal characteristics and terms of the Amendment are as follows:

■	The annual tariff adjustment will take place on May 28 of each year, the first to be in 2016. For this first adjustment the rules specified in the previous concession contract will be applied. For the subsequent tariff adjustments the rules in Clause 6 of the Amendment will be applied.

■	If there is non-compliance with the annual indicators for outages for two consecutive years, or for three in any five years, then dividends and/or payment of Interest on Equity will be limited to the minimum established by law, until the regulatory parameters are restored.

■	There must be sufficient injections of capital from the controlling stockholder to meet the minimum conditions for economic and financial sustainability.

■	For the concession to be maintained, compliance is required with efficiency criteria for continuity of supply and for economic and financial management, as follows: Subject to guarantee of right to full defense and right of reply, (i) for five years from January 1, 2016, any non-compliance for two consecutive years, or non-compliance with any of the conditions at the end of five years, will result in extinction of the concession; (ii) and as from January 1, 2021, any non-compliance for three consecutive years with the criteria of efficiency in continuity of supply, or for two consecutive years with the criteria of efficiency in economic and financial management, will result in proceedings to establish expiration of the concession.

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

In addition to these adjustments, in April 2015 the Economic Development Secretariat sent Gasmig Official Letter SEDE/GAB/Nº303/2014 stating the timetable set for the first Tariff Review cycle, with expectation of finalization in March 2017. These reviews occur every five years, to evaluate the changes in the costs of the Company and to adapt the tariffs. The Concession Contract also specifies the possibility of an extraordinary review of tariffs if any event occurs that puts the economic-financial balance of the Concession at risk.

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

Concessions payable

In obtaining the concessions for construction of certain generation projects, the Company undertook to make payments to Aneel, over the period of validity of the contract, as compensation for the commercial operation. The information on the concessions, and the amounts to be paid, is as follows:

Project	Percentage interest	Nominal value in 2015	Present value in 2015	Amortization period	Updating indexor
Irapé	100.00	34	13	03/2006 to 02/2035	IGPM
Queimado (Consortium)	82.5	9	4	01/2004 to 12/2032	IGPM
Salto Morais Small Hydro Plant	100.00	—	—	06/2013 to 07/2020	IPCA
Rio de Pedras Small Hydro Plant	100.00	1	1	06/2013 to 09/2024	IPCA
Various Small Hydro Plants (*)	100.00	4	3	06/2013 to 08/2025	IPCA

(*)	Luiz Dias, Poço Fundo, São Bernardo, Xicão.

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

The portions paid to the Concession-granting power in 2015, the present value and the nominal value of the portions to be paid in the forthcoming period of 12 months, are as follows:

Project	Percentage interest	Amounts paid in 2015	Present value of amounts to be paid in 12 months	Nominal value of amounts to be paid in 12 months
Irapé	100.00	2	2	2
Queimado (Consortium)	82.50	—	—	1
Salto Morais Small Hydro Plant	100.00	—	—	—
Rio de Pedras Small Hydro Plant	100.00	—	—	—
Various Small Hydro Plants (*)	100.00	—	—	—

(*)	Luiz Dias, Poço Fundo, São Bernardo and Xicão.

The rates used by Cemig for discounting of its liabilities to present value are 12.50% for the small hydro plants and 5.10% for the conventional hydroelectric plants. These are the average rates for raising funds in normal conditions on the date of registration of each concession.

Cemig GT (Cemig Geração e Transmissão S.A.) took part in the Hydroelectric Plant Concessions Auction under the Regime of Guaranteed Offtake and Power Level Quotas, held on November 25, 2015. Cemig GT won the contract for Lot D, comprising 18 generation plants, with total installed generation capacity of 699.57 MW. The percentage of the Guaranteed Physical Offtake allocated to the Regulated Market is 100% from January 1 to December 31, 2016, and 70% as from January 1, 2017.

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

Impact of the Gasmig acquisition in the consolidated results of Cemig

In 2014, after the business combinations date, Cemig’s revenue contained a component of R$ 340, and its net profit contained a component of R$ 107, attributable to the operations of Gasmig.

If this business combination had taken place on January 1, 2014, the consolidated net revenue of Cemig for 2014 would have been increased by R$ 979, and the net profit for the year would have been increased by R$ 33.

In 2015, the results of Cemig contained net revenue of R$ 1,395 and net profit of R$ 117 attributable to the operations of Gasmig.

These tables show the operating revenues, costs and expenses for 2015, 2014 and 2013 in consolidated form:

OPERATING SEGMENTS. 2015
ITEM	GENERATION	TRANSMISSION	DISTRIBUTION	TELECOM	GAS	OTHER (*)	ELIMINATIONS	TOTAL
SEGMENT ASSETS	13,382	4,880	17,738	317	2,530	2,986	(976)	40,857
ADDITIONS TO (REDUCTION IN) THE SEGMENT	577	146	1,044	42	62	1	—	1,872
INVESTMENTS IN ASSOCIATES AND JOINTLY-CONTROLLED ENTITIES	5,751	2,423	1,547	—	—	24	—	9,745
NET REVENUE	7,047	519	12,387	123	1,395	89	(268)	21,292
OPERATING COSTS
Electricity purchased for resale	(2,669)	—	(6,993)	—	—	—	120	(9,542)
Charges for the use of the national grid	(297)	—	(814)	—	—		112	(999)
Gas purchased for resale	—	—	—	—	(1,051)	—	—	(1,051)

	(2,966)	—	(7,807)	—	(1,051)		232	(11,592)
OTHER COSTS
Personnel	(224)	(113)	(1,000)	(15)	(43)	(40)	—	(1,435)
Employees’ and managers’ profit shares	(24)	(12)	(95)	(2)	—	(4)	—	(137)
Post-retirement liabilities	(21)	(10)	(121)	—	—	(4)	—	(156)
Materials	(95)	(5)	(52)	—	(2)	—	—	(154)
Outsourced services	(143)	(37)	(697)	(25)	(15)	(13)	31	(899)
Depreciation and amortization	(273)	—	(444)	(49)	(54)	(15)	—	(835)
Operating provisions (reversals)	(109)	2	(209)	(1)	—	(1,084)	—	(1,401)
Construction costs	—	(146)	(1,044)	—	(62)	—	—	(1,252)
Other operating expenses. net	(62)	(16)	(310)	(20)	(9)	(44)	5	(456)

Total cost of operation	(951)	(337)	(3,972)	(112)	(185)	(1,204)	36	(6,725)
TOTAL COSTS AND EXPENSES	(3,917)	(337)	(11,779)	(112)	(1,236)	(1,204)	268	(18,317)
Operating profit before Equity gains (losses) and Financial revenue (expenses)	3,130	182	608	11	159	(1,115)	—	2,975
Equity in earnings of unconsolidated investees, net	17	410	(6)	(28)	—	—	—	393
Fair value results in Corporate Operation	729	—	—	—	—	—	—	729
Financial revenues	199	22	1,148	4	23	73	—	1,469
Financial expenses	(984)	(7)	(1,130)	(6)	(42)	(35)	—	(2,204)

Income before income tax and social contribution taxes	3,091	607	620	(19)	140	(1,077)	—	3,362
Income and social contribution taxes	(836)	(71)	(256)	(16)	(23)	309	—	(893)

NET INCOME FOR THE YEAR	2,255	536	364	(35)	117	(768)	—	2,469

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss
Post retirement liabilities – restatement of obligations of the defined benefit plans, net of taxes	(84)	—	(170)	—	—	(106)	—	(360)
Equity gain (loss) on Other comprehensive income in jointly-controlled entities	—	—	—	—	—	(1)	—	(1)
Items that may be reclassified to profit or loss
Equity gain (loss) on Other comprehensive income in jointly-controlled entitie	—	—	—	—	—	54	—	54

COMPREHENSIVE INCOME FOR THE YEAR	2,171	536	194	(35)	117	(821)	—	2,162

Total of comprehensive income for the year attributed to:
Controlling shareholders	2,171	536	194	(35)	117	(821)	—	2,162
Non-controlling shareholder	—	—	—	—	—	—	—	—

(*)	The expense of R$ 1,084 recorded as operating provisions in the Others column refers substantially to expenses on the option to purchase investments held by the parent company and described in Note 14.

OPERATING SEGMENTS. 2014
ITEM	GENERATION	TRANSMISSION	DISTRIBUTION	TELECOM	GAS	OTHER	ELIMINATIONS	TOTAL
SEGMENT ASSETS	11,528	3,882	15,064	327	2,549	2,007	(357)	35,000
ADDITIONS TO (REDUCTION IN) THE SEGMENT	2,995	80	792	29	501	19	—	4,416
INVESTMENTS IN ASSOCIATES AND JOINTLY-CONTROLLED ENTITIES	4,036	2,315	1,199	—	—	490	—	8,040
	—	—	—	—	—	—	—	—
NET REVENUE	7,339	708	11,241	119	340	90	(297)	19,540
OPERATING COSTS	—	—	—	—	—	—	—	—
Electricity purchased for resale	(1,833)	—	(5,747)	—	—	—	152	(7,428)
Charges for the use of the national grid	(282)	—	(573)	—	—	—	111	(744)
Gas purchased for resale	—	—	—	—	(254)	—	—	(254)

	(2,115)	—	(6,320)	—	(254)	—	263	(8,426)

OTHER COSTS
Personnel	(201)	(105)	(886)	(13)	(11)	(36)	—	(1,252)
Employees’ and managers’ profit shares	(39)	(16)	(184)	(1)	—	(9)	—	(249)
Post-retirement liabilities	(34)	(14)	(153)	—	—	(11)	—	(212)
Materials	(295)	(5)	(80)	—	(1)	—	—	(381)
Outsourced services	(159)	(39)	(737)	(23)	(2)	(23)	30	(953)
Depreciation and amortization	(324)	—	(428)	(34)	(4)	(11)	—	(801)
Royalties for use of water resources	(127)	—	—	—	—	—	—	(127)
Operating provisions (reversals)	(62)	(26)	(300)	—	—	(193)	—	(581)
Construction costs	—	(81)	(861)	—	—	—	—	(942)
Other operating expenses. net	(130)	(34)	(300)	(27)	(11)	(29)	4	(527)

Total cost of operation	(1,371)	(320)	(3,929)	(98)	(29)	(312)	34	(6,025)

TOTAL COSTS AND EXPENSES	(3,486)	(320)	(10,249)	(98)	(283)	(312)	297	(14,451)
Operating profit before Equity gains (losses) and Financial revenue (expenses)	3,853	388	992	21	57	(222)	—	5,089

Equity in earnings of unconsolidated investees, net	(386)	386	150	(28)	47	41	—	210
Gain on acquisition of control of investee	—	—	—	—	—	281	—	281
Financial revenues	119	46	358	5	21	44	—	593
Financial expenses	(396)	(291)	(751)	(3)	(6)	(247)	—	(1,694)

Income before income tax and social contribution taxes	3,190	529	749	(5)	119	(103)	—	4,479
Income and social contribution taxes	(1,116)	(44)	(169)	(7)	(12)	6	—	(1,342)

NET INCOME FOR THE YEAR	2,074	485	580	(12)	107	(97)	—	3,137

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss
Post retirement liabilities – restatement of obligations of the defined benefit plans, net of taxes	—	—	(36)	—	—	(8)	—	(44)
Equity gain (loss) on other comprehensive income in jointly-controlled entities	—	—	—	—	—	(7)	—	(7)
Items that may be reclassified to profit or loss
Equity gain (loss) on other comprehensive income in jointly-controlled entities	—	—	—	—	—	10	—	10

COMPREHENSIVE INCOME FOR THE YEAR	2,074	485	544	(12)	107	(102)	—	3,096

Total of comprehensive income for the year attributed to:
Controlling shareholders	2,074	485	544	(12)	107	(102)	—	3,096
Non-controlling shareholder	—	—	—	—	—	—	—	—

OPERATING SEGMENTS. 2013
ITEM	GENERATION	TRANSMISSION	DISTRIBUTION	TELECOM	GAS	OTHER	ELIMINATIONS	TOTAL
SEGMENT ASSETS	10,224	3,452	13,688	328	577	3,091	(1,546)	29,814
ADDITIONS TO (REDUCTION IN) THE SEGMENT	520	(1,600)	884	—	—	22	—	(174)
INVESTMENTS IN ASSOCIATES AND JOINTLY-CONTROLLED ENTITIES	1,623	2,379	1,191	4	577	387	—	6,161
	—	—	—	—	—	—	—	—
NET REVENUE	5,253	277	9,206	114	—	96	(319)	14,627
OPERATING COSTS	—	—	—	—	—	—	—	—
Electricity purchased for resale	(1,294)	—	(4,089)	—	—	—	176	(5,207)
Charges for the use of the national grid	(264)	—	(410)	—	—	—	99	(575)

	(1,558)	—	(4,499)	—	—	—	275	(5,782)

OTHER COSTS
Personnel	(215)	(103)	(894)	(14)	—	(58)	—	(1,284)
Employees’ and managers’ profit shares	(40)	(19)	(146)	(2)	—	(14)	—	(221)
Post-retirement liabilities	(27)	(13)	(119)	—	—	(17)	—	(176)
Materials	(64)	(5)	(53)	(1)	—	—	—	(123)
Outsourced services	(153)	(40)	(721)	(21)	—	(21)	39	(917)
Depreciation and amortization	(371)	—	(416)	(31)	—	(1)	(5)	(824)
Royalties for use of water resources	(131)	—	—	—	—	—	—	(131)
Operating provisions (reversals)	(37)	(18)	(275)	—	—	25	—	(305)
Construction costs	—	(91)	(884)	—	—	—	—	(975)
Other operating expenses. net	(81)	(31)	(328)	(19)	—	(38)	4	(493)

Total cost of operation	(1,119)	(320)	(3,836)	(88)	—	(124)	38	(5,449)

TOTAL COSTS AND EXPENSES	(2,677)	(320)	(8,335)	(88)	—	(124)	313	(11,231)
Operating profit before Equity gains (losses) and Financial revenue (expenses)	2,576	(43)	871	26	—	(28)	(6)	3,396

Equity in earnings of unconsolidated investees, net	75	484	113	(20)	91	15	6	764
Gain on disposal of equity investment		(94)				378		284
Unrealized profit on disposal of investment	—	—	—	—	—	(81)	—	(81)
Financial revenues	228	94	453	6	—	104	—	885
Financial expenses	(288)	(226)	(647)	(4)	—	(29)	—	(1,194)

Income before income tax and social contribution taxes	2,591	215	790	8	91	359	—	4,054
Income and social contribution taxes	(726)	79	(187)	(6)	—	(110)	—	(950)

NET INCOME FOR THE YEAR	1,865	294	603	2	91	249	—	3,104

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss
Post retirement liabilities – restatement of obligations of the defined benefit plans, net of taxes	41	—	72	—	—	62	—	175
Equity gain (loss) on other comprehensive income in jointly-controlled entities	—	—	—	—	—	31	—	31
Items that may be reclassified to profit or loss
Equity gain (loss) on other comprehensive income in jointly-controlled entities	—	—	—	—	—	7	—	7

COMPREHENSIVE INCOME FOR THE YEAR	1,906	294	675	2	91	349	—	3,317

Total of comprehensive income for the year attributed to:
Controlling shareholders	1,906	294	675	2	91	349	—	3,317

6.	CASH AND CASH EQUIVALENTS

	2015	2014
Bank accounts	52	89
Cash investments
Bank certificates of deposit	723	750
Overnight (Repos)	128	48
Other	22	—

	873	798

	925	887

Cash investments are transactions carried out with Brazilian institutions, and international financial institutions with branch offices in Brazil, at normal market conditions and rates. All the transactions are liquid, promptly convertible into a known amount of cash, are subject to insignificant risk of change in value, and have no restrictions on use. Bank Certificates of Deposit (Certificados de Depósito Bancário, or CBDs), with fixed or floating rates, are remunerated at a percentage (varying from 75% to 111%) of the CDI rate (Interbank Rate for Certificates of Deposit –Certificados de Depósito Inter-bancário – CDIs) published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip). Repo transactions state, in their trading notes, the Bank’s commitment to repurchase the security, at sight, on the maturity date of the transaction, or earlier, at the Company’s option.

Overnight repo transactions are short-term cash investments, with availability for redemption on the day following the date of investment. These are usually backed by treasury bills, notes or bonds and referenced to a pre-fixed rate of approximately 14.13%. Their purpose is to settle obligations of the unit holders of the Fund or to be used in the purchase of other assets with better remuneration to replenish the portfolio.

The Company’s exposure to interest rate risk and a sensitivity analysis of financial assets and liabilities are given in Note 28 to the consolidated financial statements.

7.	SECURITIES

	2015	2014
Cash investments
Current
Bank certificates of deposit	1,717	238
Financial Notes – Banks	461	556
Treasury Financial Notes (LFTs)	88	86
Debentures	160	98
Other	1	16

	2,427	994

Non-current
Bank certificates of deposit	43	—
Financial Notes – Banks	41	17

	84	17

	2,511	1,011

Securities refers to financial investments in transactions contracted with Brazilian financial institutions, and international financial institutions with branch offices in Brazil, for market prices and conditions.

Fixed-rate or floating-rate Bank certificates of deposit (Certificados de Depósito Bancário, or CDBs) are remunerated at a percentage of the rate for interbank deposits (Certificado de Depósito Interbancário, or CDI, rate), which is published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip). This percentage ranges from 75% to 111% depending on the transaction.

Bank Financial Bills (Letras Financeiras, or LFs) are fixed-rate fixed-income securities, issued by banks and remunerated at a percentage of the CDI rate published by Cetip. The LFs in Cemig’s portfolio have a remuneration rate varying between 105% and 116.7% of the CDI rate.

Treasury Financial Bills (Letras Financeiras do Tesouro, or LFTs) are fixed rate securities, the yield on which follows the daily variation of the Selic rate between the date of purchase and the date of purchase of the security.

Debentures are medium and long term debt securities, which give shareholders a right of credit against the issuing company. The debentures remuneration rate varying between 105.4% and 113% of the CDI rate.

Classification of these securities in accordance with the categories specified in Brazilian accounting rules and also the cash investments in securities of related parties are presented in Note 28.

8.	CONSUMERS, TRADERS AND POWER TRANSPORT CONCESSION HOLDERS

	Balances not yet due	Up to 90 days past due	More than 90 days past due	2015	2014
Invoiced supply	1,058	716	639	2,413	2,019
Supply not yet invoiced	1,125	—	—	1,125	668
Wholesale supply to other concession holders	594	21	—	615	308
Concession holders – Transport of electricity	203	19	148	370	254
(–) Allowance for doubtful accounts	—	—	(625)	(625)	(650)

	2,980	756	162	3,898	2,599

Current assets				3,765	2,390
Non-current assets				133	209

The Company’s exposure to credit risk related to Consumers and traders is given in Note 28.

The provision for the allowance for doubtful receivables is considered to be sufficient to cover any losses in the realization of these assets, and breaks down by type of consumer as follows:

	2015	2014
Residential	211	174
Industrial	136	123
Commercial. services and others	117	99
Rural	19	18
Public authorities	12	10
Public illumination	5	5
Public service	10	10
Charges for use of the network—TUSD	112	206
Other	3	5

	625	650

Changes in the provision for doubtful receivables in 2015, 2014 and 2013 were as follows:

Balance on December 31. 2012	515
New provisions	121
Reversals	(51)

Balance on December 31. 2013	585

New provisions	127
Reversals	(62)

Balance on December 31. 2014	650

New provisions	175
Reversals	(200)

Balance on December 31. 2015	625

9.	RECOVERABLE TAXES

	2015	2014
Current
ICMS tax recoverable	113	169
PIS and Pasep taxes	9	7
Cofins tax	44	31
Other	9	7

	175	214

Non-current
ICMS tax recoverable	183	283
PIS and Pasep taxes	13	18
Cofins tax	60	84
Other	2	2

	258	387

	433	601

The credits of the PIS, Pasep, Cofins and ICMS taxes, recorded in Non-current assets, arise from acquisitions of property, plant and equipment and can be offset over 48 months. The transfer to Non-current was made in accordance with estimates by management of the amounts which will likely be realized up to December 2016.

10.	INCOME AND SOCIAL CONTRIBUTION TAXES

a) Income and social contribution taxes recoverable

The balances of income and social contribution taxes refer to tax credits in corporate income tax returns of previous years and to advance payments in 2015, which will be offset against federal taxes payable for the year 2016. These are posted in Taxes and contributions.

	2015	2014
Current
Income tax	226	202
Social Contribution tax	80	93

	306	295

Non-current
Income tax	192	196
Social Contribution tax	14	11

	206	207

	512	502

b) Deferred income and social contribution taxes

Cemig and its subsidiaries have tax credits for income tax, constituted at the rate of 25%, and the social contribution tax, constituted at the rate of 9%, as follows:

	2015	2014
Tax credits
Tax loss carryforwards	236	268
Provisions	713	306
Post-retirement liabilities	831	623
Allowance for doubtful receivables	210	221
Taxes payable – suspended liability (1)	200	196
Paid concession	9	67
Other	54	50

Total	2,253	1,731

Deferred obligations
Funding cost	(20)	(2)
Deemed cost	(280)	(305)
Adjustment to present value	—	(59)
IRT	—	(10)
Purchase price allocation adjustments	(499)	(356)
Borrowing costs, capitalized	(108)	(60)
Taxes on revenues not redeemed – Presumed Profit accounting method	(2)	(2)
Transmission companies: Indemnity gain	(262)	(227)
Updating of financial assets	(273)	(75)

Total	(1,444)	(1,096)

Total. net	809	635

Total assets	1,498	1,246
Total liabilities	(689)	(611)

(1)	Refers to court escrow deposit relating to PIS, Pasep and Cofins taxes applicable to amounts of ICMS tax.

The changes in Deferred income and social contribution taxes were as follows:

Balance on December 31. 2012	997
Effects allocated to Statement of income	43
Effects allocated to Statement of comprehensive income	(90)
Realized	15

Balance on December 31. 2013	965

Effects allocated to Statement of income	(83)
Deferred taxes recognized in business combination	(269)
Effects allocated to Statement of comprehensive income	22

Balance on December 31. 2014	635

Effects allocated to Statement of income	(12)
Effects allocated to Statement of comprehensive income	191
Realized	(5)

Balance on December 31. 2015	809

The Board of Directors, in a meeting held on March 28, 2016, approved a technical study prepared by the Financial Department, on the forecast for the Company’s future profitability. This study demonstrates the Company’s capacity to realize the deferred tax asset, over a maximum period of 10 years.

Under the current Brazilian tax legislation deductible temporary differences and accumulated tax losses do not expire by limitation of time. Deferred tax assets have been recognized in relation to these items, because it is probable that the future taxable profits will be available for the company to be able to use for the benefits of these items.

According to the individual estimates of the Company and its subsidiaries, the future taxable profits enable the Deferred tax asset existing on December 31, 2015 to be realized, as follows:

2016	312
2017	255
2018	324
2019	372
2020	553
2021 to 2023	262
2024 to 2025	175

2,253

c) Reconciliation of the expense on income and social contribution taxes

This table reconciles the nominal expense on income tax (rate 25%) and the Social Contribution tax (rate 9%) with the actual expense, presented in the Statement of income:

	2015	2014	2013
Profit before income tax and Social Contribution tax	3,362	4,479	4,054
Income tax and Social Contribution tax – nominal expense	(1,143)	(1,523)	(1,378)
Tax effects applicable to:
Gain (loss) in subsidiaries by equity method (net of Interest on Equity)	105	25	187
Interest on Equity	68	78	181
Gain on formation of Aliança Geração	87	—	—
Non-deductible contributions and donations	(7)	(13)	(11)
Tax incentives	43	66	39
Tax credits not recognized	(1)	(1)	4
Difference between Presumed Profit and Real Profit	25	8	29
Non-deductible penalties	(10)	(5)	—
Excess on reactive power and demand levels	(11)	(12)	(10)
Allowance for doubtful accounts	(32)	—	—
Other	(17)	35	9

Income tax and Social Contribution – effective gain (expense)	(893)	(1,342)	(950)

Effective rate	26.56%	29.96%	23.43%
Current tax	(881)	(1,259)	(994)
Deferred tax	(12)	(83)	44

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
Tax incentives—Sudene

The federal tax authority (Receita Federal) recognized the right to a reduction of 75% in income tax, including the part paid at the additional rate, calculated based on the operating profit made in the region under the aegis of Sudene (the Development Authority for the Northeast), for 10 years from 2014. The incentive amount recorded was R$ 21 in 2015 and R$ 25 in 2014.

11.	ESCROW DEPOSITS

These payments are mainly for legal actions relating to employment-law contingencies and tax obligations.

The most important escrow deposits for tax obligations refer to the Pasep and Cofins taxes – in actions seeking to exclude the ICMS tax itself from the calculation base of the Pasep and Cofins taxes.

	2015	2014
Employment law cases	367	300
Tax issues
Income tax on Interest on Equity	18	15
Pasep and Cofins tax (1)	884	729
Créditos de ICMS sobre ativo Imobilizado	36	—
ITCD	43	34
IPTU	84	62
FINSOCIAL	30	23
Other	17	65

	1,112	928

Other
Monetary updating on AFAC from Minas Gerais State Government (2)	239	240
Regulatory	57	37
Third party	10	9
Consumer relations	4	4
Court embargo	12	10
Other	12	7

	334	307

	1,813	1,535

(1)	The balances of escrow deposits relating to Pasep and Cofins taxes have a corresponding provision in Taxes. See more details in Note 18.
(2)	Administrative deposit seeking suspension of enforceability of the credit charged by the Minas Gerais State Government for a difference in the monetary updating on the Advance against Future Capital Increase. See more details in Note 22.

12.	ENERGY DEVELOPMENT ACCOUNT (CDE)

Reimbursment of tariff subsidy payments

The subsidies applicable to tariffs charged to users of public electricity distribution service, which are reimbursed through payments of funds from the Energy Development Account (CDE).

In 2015, the amount appropriated as incoming subsidies was R$ 801 (R$ 579 in 2014 and R$ 488 in 2013). Of the amount provisioned, the Company has R$ 72 receivable (R$ 345 at December 31, 2014). This is recognized in current assets.

Reimbursement of costs of energy purchased

Due to the low level of the reservoirs of the hydroelectric plants and the consequent increase in the price of electricity, with a significant effect on the cost of electricity purchased by distributors of electricity in Brazil, the federal government decided to pay funds from the Energy Development Account (CDE) to cover, principally, the costs arising from dispatching of the thermoelectric plants and involuntary exposure to the wholesale electricity market.

The decree makes the CCEE responsible for contracting lending transactions for the coverage specified in the previous paragraph, and also for managing the ‘ACR Account’ (the Conta ACR or ‘Regulated Market Account’), ensuring that the costs incurred in the transactions are borne by the CDE (Energy Development Account).

These payments in relation to the months of November and December 2014, totaling R$ 404, were received in March 2015, and recorded as partial realization of the account ‘Financial assets – CVA’.

Payments from the Tariff Flag Funds Centralizing Account

The ‘Flag Account’ (Conta Centralizadora de Recursos de Bandeiras Tarifárias – CCRBT or ‘Conta Bandeira’) was created on February 5, 2015, to manage the funds collected from captive customers of utilities of the national grid holding electricity distribution concessions and permissions – these were paid, on behalf of the CDE, directly to the Flag Account. The resulting funds are passed through by the Wholesale Trading Chamber (CCEE) to distribution agents, based on the differences between (i) realized costs of thermal generation and exposure to short term market prices, and (ii) the amounts covered by the tariff.

In 2015 the amounts Paid by the Flag Account totaled R$ 1,124. This was recognized as a partial realization of Financial assets – CVA.

13.	FINANCIAL ASSETS OF THE CONCESSION

	2015	2014
Assets related to infrastructure (a)
Distribution concessions	137	5,944
Transmission concessions	401	277
Transmission Indemnity receivable	1,054	953
Generation Indemnity receivable	546	—
Generation—Assets remunerated by tariff	46	42

	2,184	7,216
CVA (Portion A Variation Compensation Account) and Other financial components in tariff adjustments (b)	1,350	1,107

Total	3,534	8,323

Current assets	874	848
Non-current assets	2,660	7,475

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

Transmission assets

The Company’s transmission concession contracts are within the criteria for application of Technical Interpretation IFRIC 12, which deals with accounting of concessions, and refer to invested infrastructure that will be the subject of indemnity by the Concession-granting power during and at the end of their concession periods, as laid down in the regulations for the electricity sector, and in the concession contract.

Aneel Normative Resolution 589 of December 10, 2013 laid down the criteria for calculation of the New Replacement Value (Valor Novo de Reposição, or VNR) of the transmission facilities, for the purposes of indemnity.

The valuation opinion delivered to Aneel on July 31, 2014 represented an indemnity to the Company in the amount of R$ 1,169, on base date December 31, 2012.

On February 23, 2015, Aneel sent the Company the Report of Inspection with the preliminary review of the valuation report sent by the Company, in the original amount of R$ 1,157, of which R$ 285 has been received in the first quarter of 2013—the remaining balance being R$ 872. Updating of this amount by the IGP–M inflation index to December 31, 2015 results in the amount of R$ 1,054.

The Concession-granting power has not yet decided the period nor the manner of payment of the remaining amount of the indemnity.

Distribution assets

The Fifth Amendment to the Public Electricity Distribution Service Concession Agreements was signed on December 21, 2015, extending the concessions for a further 30 years, from January 1, 2016 to December 31, 2045. As a result, for determining Financial Assets, the new Amendment signed has been used as a reference, and the portion of Financial assets that will be used during the period of the new concession has been transferred to Intangible assets.

Generation assets

For the hydroelectric generation plants listed in the table below, Concession Contract 007/97 terminated in July 2015. Under that concession contract, as from this termination the assets of each plant that had not been fully depreciated are to be returned to the Concession-granting power, and the company is to be indemnified for them as specified in the contract. The accounting balances corresponding to these assets, including the Deemed Cost, were transferred from Fixed assets to Financial assets on the date of termination of the concession in July 2015, and total R$ 546.

Generating plant	Concession expiration date	Installed capacity (MW)	Net balance of assets on Dec. 31, 2015 based on historic cost	Net balance of assets on Dec. 31, 2015 based on deemed cost
Três Marias Hydroelectric Plant	July 2015	396.00	70	414
Salto Grande Hydroelectric Plant	July 2015	102.00	11	39
Itutinga Hydroelectric Plant	July 2015	52.00	4	7
Camargos Hydroelectric Plant	July 2015	46.00	8	23
Piau Small Hydroelectric Plant	July 2015	18.01	2	9
Gafanhoto Small Hydroelectric Plant	July 2015	14.00	1	10
Peti Small Hydroelectric Plant	July 2015	9.40	1	8
Tronqueiras Small Hydroelectric Plant	July 2015	8.50	2	12
Joasal Small Hydroelectric Plant	July 2015	8.40	1	8
Martins Small Hydroelectric Plant	July 2015	7.70	2	4
Cajuru Small Hydroelectric Plant	July 2015	7.20	4	4
Paciência Small Hydroelectric Plant	July 2015	4.08	1	4
Marmelos Small Hydroelectric Plant	July 2015	4.00	1	4

		677.29	108	546

As specified in Aneel Normative Resolution 615/2014, the Valuation Opinions proposing the amounts of the indemnity of the assets were delivered to Aneel by December 31, 2015. Based on the discussions and valuations currently in progress, management believes that there is no indication that the amounts to be indemnified by the Grantor power will be lower than those recognized in its financial statements at December 31, 2015.

From the termination of a concession contract until January 4, 2016, the implants were operated by the Company under the Quota regime, with remuneration by a tariff only to cover costs of operation and maintenance of the assets. As from January 5, 2016, with signature of the new Concession contracts, the assets began to be operated in accordance with the terms of Auction won by Cemig GT on November 25, 2015, as explained in more detail in Note 4.

The changes in Financial assets of the concession related to infrastructure are as follows:

	Transmission	Generation	Distribution	Gas	Total
Balance on December 31. 2012	1,006	—	4,758	—	5,764

Additions	91	—	—	—	91
Written off	(1)	—	(18)	—	(19)
Reversal of provision	24	—	—	—	24
Transfers	(52)	—	319	—	267
Amounts received	(289)	—	—	—	(289)
Monetary updating	—	—	5	—	5

Balance on December 31. 2013	779	—	5,064	—	5,843

Additions	80	—	—	—	80
Written off	—	—	(22)	—	(22)
Revenue recorded for adjustment in the value of the transmission indemnity	420	—	—	—	420
Asset acquired in business combination	—	—	—	656	656
Transfers	(1)	—	844	(656)	187
Amounts received	(6)	—	—	—	(6)
Monetary updating	—	—	58	—	58

Balance on December 31. 2014	1,272	—	5,944	—	7,216

Additions	146	—	—	—	146
Written off	(6)	—	(60)	—	(66)
Transfer from Financial assets to Intangible assets on renewal of concessions	—	—	(7,162)	—	(7,162)
Transfers	(2)	—	808	—	806
Generation Indemnity receivable	—	546	—	—	546
Amounts received	(10)	—	—	—	(10)
Monetary updating	101	—	607	—	708

Balance on December 31. 2015	1,501	546	137	—	2,184

b) CVA Account (Compensation of Portion A items) and Other Financial Components in tariff adjustments

The Amendment that extended the period of the concession of Cemig D guarantees that, in the event of extinction of the concession, for any reason, the remaining balances (assets and liabilities) of any shortfall in payment or reimbursement through the tariff must also be included by the Concession-granting power in the total of the indemnity.

The balances on (i) the CVA Account, (ii) the account for Neutrality of Sector Charges, and (iii) Other financial items in the tariff calculation, refers to the positive and negative differences between the estimate of the Company’s non-manageable costs and the payments actually made. The variations found are the subject of monetary updating based on the Selic rate and compensated in the subsequent tariff adjustments.

The balances of these financial assets and liabilities and December 31, 2015 are as follows:

Balances on Dec. 31, 2015	Current		Non-current		Total net assets presented in Statement of financial position
	Assets	Liabilities	Assets	Liabilities
Items of ‘Portion A’
Quota for the Energy Development Account (CDE)	249	—	88	—	337
Tariff for use of transmission facilities of grid participants	42	—	3	—	45
Tariff for transport of electricity provided by Itaipu	8	—	3	—	11
Program to encourage alternative sources of electricity – Proinfa	5	(1)	2	—	6
System Service Charges (ESS) and Reserve Energy Charge (EER)	—	(255)	—	(53)	(308)
Electricity purchased for resale	2,021	(739)	572	(204)	1,650
Other financial components
Overcontracting of supply	—	(408)	—	(122)	(530)
Neutrality of Portion A	88	(2)	31	—	117
Other financial items (1)	11	(1)	170	—	180
Tariff Flag balances (2)	—	(158)	—	—	(158)

TOTAL	2,424	(1,564)	869	(379)	1,350

(1)	In November 2015, Aneel decided the new CDE charges, in compliance with a court injunction that suspended part of the payment of the CDE contribution for members of the Large Electricity Consumers’ and Free Consumers’ Association (Associação Brasileira de Grandes Consumidores Industriais de Energia e de Consumidores Livres, or Abrace). This suspension was reflected in a reduction in the revenue of Cemig D; the portion of payment that the Association members have been relieved of will be shared out between the other consumers in the next tariff cycle.
(2)	Billing arising from the Flag System not yet homologated by Aneel.

Balances on Dec. 31, 2014	Current		Non-current		Total net assets presented in Statement of financial position
	Assets	Liabilities	Assets	Liabilities
Items of ‘Portion A’
Quota for the Energy Development Account (CDE)	9	—	3	—	12
Tariff for use of transmission facilities of grid participants	74	(1)	21	—	94
Tariff for transport of electricity provided by Itaipu	2	—	1	—	3
Program to encourage alternative sources of electricity – Proinfa	2	(1)	—	—	1
System Service Charges (ESS) and Reserve Energy Charge (EER)	3	(233)	—	(77)	(307)
Electricity purchased for resale	1,628	(820)	436	(175)	1,069
Other financial components
Overcontracting of supply	156	—	55	—	211
Neutrality of Portion A	—	(10)	—	(1)	(11)
Other financial items	35	(1)	1	—	35

TOTAL	1,909	(1,066)	517	(253)	1,107

Balance	Amounts homologated by Aneel in the last tariff adjustment	Amounts to be homologated by Aneel in the next tariff adjustment	2015	2014
Assets	530	2,763	3,293	2,426
Liabilities	(376)	(1,567)	(1,943)	(1,319)

	154	1,196	1,350	1,107

This table shows changes in balances of financial assets and liabilities in 2014 and 2015:

Balance on December 31, 2013	—
New financial assets constituted	1,107

Balance on December 31, 2014	1,107

(+) New financial assets constituted	2,285
(–) Amortization	(581)
(–) Receipt of funds from the ACR Account and from the Centralizing Account for Funds from the Tariff Flag System—CCRBT (More details in Note 12)	(1,529)
(+) Updating – Selic rate	68

Balance on December 31, 2015	1,350

14.	INVESTMENTS

This table gives a summary of the financial information on the affiliated companies and jointly-controlled enterprises. The information presented below has been adjusted by the percentage of the Company’s equity interest in each item.

	2015	2014
Cemig Geração e Transmissão
Hidrelétrica Cachoeirão	42	34
Guanhães Energia	19	69
Hidrelétrica Pipoca	27	28
Retiro Baixo	148	150
Aliança Norte	354	—
Madeira Energia (Santo Antônio power plant)	676	674
FIP Melbourne (Santo Antônio power plant)	703	708
Lightger	37	38
Baguari Energia	187	193
Renova	1,527	1,538
Aliança Geração	1,327	3
Central Eólica Praias de Parajuru	63	62
Central Eólica Volta do Rio	85	84
Central Eólica Praias de Morgado	62	62
Amazônia Energia	495	395
Light	1,188	1,198
TAESA	2,242	2,188
Epícares Empreendimentos e Participações Ltda	—	92
Companhia Transleste de Transmissão	18	14
Companhia Transudeste de Transmissão	18	13
Companhia Transirapé de Transmissão	19	13
Transchile	108	67
Companhia de Transmissão Centroeste de Minas	18	22
Axxiom Soluções Tecnológicas	24	23
Parati	358	372

	9,745	8,040

The movement of Investments in the jointly-controlled entities in 2015 and 2014, is as follows:

	2014	Equity method gain (Statement of income)	Equity method gain (Other comprehensive income)	Dividends	Injections / acquisitions	Other	2015
Companhia Transleste de Transmissão	14	8	—	(4)	—	—	18
Companhia Transudeste de Transmissão	13	5	—	—	—	—	18
Companhia Transirapé de Transmissão	13	6	—	—	—	—	19
Transchile	67	5	36	—	—	—	108
Companhia de Transmissão Centroeste de Minas	22	2	—	(6)	—	—	18
Light	1,198	(11)	2	(1)	—	—	1,188
Axxiom Soluções Tecnológicas	23	1	—	—	—	—	24
Hidrelétrica Cachoeirão	34	8	—	—	—	—	42
Guanhães Energia	69	(49)	—	(1)	—	—	19
Hidrelétrica Pipoca	28	2	—	(3)	—	—	27
Madeira Energia (Santo Antônio power plant)	674	2	—	—	—	—	676
FIP Melbourne (Santo Antônio power plant)	708	(5)	—	—	—	—	703
Lightger	38	(1)	—	—	—	—	37
Baguari Energia	193	12	—	(18)	—	—	187
Central Eólica Praias de Parajuru	62	2	—	(1)	—	—	63
Central Eólica Volta do Rio	84	2	—	(1)	—	—	85
Central Eólica Praias de Morgado	62	—	—	—	—	—	62
Amazônia Energia	395	(19)	—	(1)	120	—	495
Ativas Data Center	—	(28)	—	—	—	28	—
Epícares Empreendimentos	92	1	—	1	—	(94)	—
Parati	372	3	—	(17)	—	—	358
Taesa	2,188	383	—	(329)	—	—	2,242
Renova	1,538	(25)	15	(1)	—	—	1,527
Aliança Geração	3	107	—	(93)	581	729	1,327
Aliança Norte	—	(13)	—	—	367	—	354
Retiro Baixo	150	(5)	—	—	3	—	148

	8,040	393	53	(475)	1,071	663	9,745

	2013	Equity method gain (Statement of income)	Equity method gain (Other comprehensive income)	Dividends	Injections / acquisitions	Other	2014
Gasmig (*)	577	47	—	(55)	—	(569)	—
Companhia Transleste de Transmissão	29	2	—	(17)	—	—	14
Companhia Transudeste de Transmissão	14	1	—	(2)	—	—	13
Companhia Transirapé de Transmissão	14	—	—	(1)	—	—	13
Transchile	55	2	10	—	—	—	67
Companhia de Transmissão Centroeste de Minas	18	5	—	(1)	—	—	22
Light	1,190	150	(6)	(136)	—	—	1,198
Axxiom Soluções Tecnológicas	8	(1)	—	—	16	—	23
Hidrelétrica Cachoeirão	34	8	—	(8)	—	—	34
Guanhães Energia	69	—	—	—	—	—	69
Hidrelétrica Pipoca	24	5	—	(1)	—	—	28
Madeira Energia (Santo Antônio power plant)	643	(398)	—	—	429	—	674
FIP Melbourne (Santo Antônio power plant)	—	10	—	—	698	—	708
Lightger	39	—	—	(1)	—	—	38
Baguari Energia	199	8	—	(14)	—	—	193
Central Eólica Praias de Parajuru	61	2	—	(1)	—	—	62
Central Eólica Volta do Rio	78	6	—	—	—	—	84
Central Eólica Praias de Morgado	61	2	—	(1)	—	—	62
Amazônia Energia	311	(17)	—	—	101	—	395
Ativas Data Center	4	(26)	—	—	—	22	—
Epícares Empreendimentos	103	3	—	(14)	—	—	92
Parati	380	41	(1)	(48)	—	—	372
Taesa	2,250	376	—	(438)	—	—	2,188
Renova	—	(12)	—	—	1,550	—	1,538
Aliança	—	—	—	—	3	—	3
Retiro Baixo	—	(4)	—	—	154	—	150

	6,161	210	3	(738)	2,951	(547)	8,040

(*)	Consolidation of Gasmig began as from October 2014, and as a result the value of the investment, of R$ 569 was eliminated.

Acquisition of equity interest

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

This table gives the principal information on the subsidiaries and jointly-controlled entities, not adjusted for the percentage represented by the Company’s ownership interest:

Company	Number of shares	2015			2014
		Cemig Interest %	Share capital	Equity	Cemig Interest %	Share capital	Equity
Cemig Geração e Transmissão	2,896,785,358	100.00	1,838	4,684	100.00	1,700	3,487
Cemig Distribuição	2,359,113,452	100.00	2,362	2,696	100.00	2,262	2,482
Light	203,934,060	26.06	2,226	4,558	26.06	2,226	4,602
Cemig Telecom	381,023,385	100.00	225	169	100.00	225	225
Rosal Energia	46,944,467	100.00	47	122	100.00	47	121
Sá Carvalho	361,200,000	100.00	37	103	100.00	37	107
Gasmig	409,255,483	99.57	665	1,408	99.57	665	1,437
Horizontes Energia	64,257,563	100.00	64	71	100.00	64	70
Usina Térmica Ipatinga	174,281	100.00	—	4	100.00	14	24
Cemig PCH	30,952,000	100.00	36	85	100.00	31	67
Cemig Capim Branco Energia	87,579,000	100.00	—	—	100.00	88	130
Companhia Transleste de Transmissão	49,569,000	25.00	50	73	25.00	50	54
UTE Barreiro	30,902,000	100.00	31	30	100.00	31	29
Companhia Transudeste de Transmissão	30,000,000	24.00	30	73	24.00	30	53
Empresa de Comercialização de Energia Elétrica	486,000	100.00	—	9	100.00	—	9
Companhia Transirapé de Transmissão	22,340,490	24.50	22	79	24.50	22	56
Transchile	56,407,271	49.00	237	221	49.00	161	135
Efficientia	6,051,944	100.00	6	6	100.00	6	5
Cemig Comercializadora de Energia Incentivada	5,000,000	100.00	5	6	100.00	5	5
Companhia de Transmissão Centroeste de Minas	28,000,000	51.00	28	34	51.00	28	41
Cemig Trading	160,297	100.00	—	30	100.00	—	31
Axxiom Soluções Tecnológicas	17,200,000	49.00	47	49	49.00	17	48
Parati	1,432,910,602	25.00	1,433	1,431	25.00	1,433	1,481
TAESA	1,033,496,721	43.36	3,042	5,171	43.36	3,042	5,045

On December 31, 2015, the current liabilities of some indirectly jointly-controlled entities were higher than their current assets, as follows:

Guanhães Energia: This was mainly due to delays in some of the raising of funds from the BNDES for construction of the projects. The management of Guanhães Energia has been working to conclude the release of the long-term financings with the BNDES and lengthening of the other debts.

Light: Working capital was reduced in the year ended December 31, 2015 mainly as a result of: (i) significant investments in the distribution network and in combating losses; (ii) volumes of short-term funding raised; (iii) delays in release of the funds from the financing loans with BNDES. Light expects improvement in operational cash flow in the year ending December 31, 2016, due to the tariff adjustments obtained during the year ended December 31, 2015, the expected reduction of investments in 2016, and the improvement of the hydrological situation. Also, Light has been negotiating renewal of the short-term loans and financings and length of its debt profile. The management of Light believes that success in these stages will reverse the present situation of negative net working capital. It can also be noted that Light has reported positive consolidated operational cash flow from its operations of R$ 979 in 2015, R$ 585 in 2014 and R$1,419 in 2013.

Madeira Energia: The excess of current assets over current liabilities, in the amount of R$ 543, mainly reflects the account lines Suppliers, Loans and financings, and Contingency provisions. To correct its situation of negative net working capital, Madeira Energia has the benefit of a pre-approved line of supplementary long-term credit for a total of R$ 129, its own operational cash flow, and also, if necessary, it has the support of funds that can be subscribed by its shareholders.

Retiro Baixo Energia: Mainly due to recognition in current liabilities of the portion of the BNDES financing obtained for investments in the property, plant and equipment of RBE.

Renova’s Current Liabilities greater than Current Assets on September 30, 2016

On September 30, 2016 Renova’s current liabilities exceeded its current assets by R$ 1,451, and it has continued to present operational losses and negative cash flow. The main reasons for this scenario are: (i) transactions to purchase supply of electricity, to honor commitments related to the delays in wind farms coming into operation; (ii) significant investments that are being allocated in the construction of the Alto Sertão III wind farm complex; and (iii) delay in release of a long-term financing agreement with the BNDES.

The management of Renova is taking a range of measures to rebalance its liquidity structure and cash flow. These include: reduction of the administrative and operational structure, reducing administrative costs; contracting of long-term financing of R$ 930, with the BNDES; postponement of projects, to balance cash flow; and financial support by the stockholders to ensure the Company’s liquidity.

The management of Cemig expects no losses on Renova’s investment.

The following table provides summarized financial information of the Company’s equity investees in 2015, 2014 and 2013:

2015	Parati	Transleste	Transirapé	Centroeste	Transudeste	Transchile	Light	Taesa	Axxiom	Aliança Norte	Cachoeirão
Assets
Current	59	47	34	58	32	39	3,976	2,082	74	1	28
Cash and cash equivalents	46	8	6	16	6	36	447	132	7	1	23
Non-current	1,408	128	114	1	81	299	11,818	7,574	14	726	89

Total assets	1,467	175	148	59	113	338	15,794	9,656	88	727	117

Liabilities
Current	36	18	20	4	17	21	4,399	1,008	34	—	10
Suppliers	—	—	—	—	—	—	1,450	34	2	—	2
Loans and financings – current	—	6	3	2	—	10	1,629	628	5	—
Non-current	—	84	49	21	23	96	6,838	3,477	5	4	24
Equity	1,431	73	79	34	73	221	4,557	5,171	49	723	83

Total liabilities	1,467	175	148	59	113	338	15,794	9,656	88	727	117

Statement of Income
Net sales revenue	—	33	34	14	22	28	1,222	1,973	66	—	30
Cost of sales	—	(4)	(13)	(4)	(2)	(10)	(460)	(287)	(59)	—	(14)
Depreciation and amortization	—	—	—	(1)	—	(9)	(412)	(15)	(1)	—	(3)

Gross profit	—	29	21	10	20	18	762	1,686	7	—	16
General and administrative expenses	—	—	—	—	—	—	(91)	—	(6)	—	—
Net financial revenue (expenses)	11	(9)	(5)	(3)	(5)	(6)	(672)	(562)	—	(27)	(1)
Financial revenues	48	2	1	2	1	—	1,371	769	1	—	2
Financial expenses	(37)	(11)	(6)	(5)	(6)	(6)	(2,043)	(1,331)	(1)	(27)	(3)

Operating profit	11	20	16	7	15	12	(1)	1,124	1	(27)	15
Income tax and Social Contribution tax	—	(2)	(1)	(1)	(1)	—	(40)	(241)	—	—	(2)

Profit (loss) for the period	11	18	15	6	14	12	(41)	883	1	(27)	13

Comprehensive income for the period
Net profit for the year	11	18	15	6	14	3	(41)	883	1	(27)	13
Actuarial gain (loss)	1	—	—	—	—	—	8	—	—	—	—

Comprehensive income for the period	12	18	15	6	14	3	(33)	883	1	(27)	13

2015	Baguari Energia	Guanhães Energia	Madeira Energia	Pipoca	Retiro Baixo	Renova	Eólica de Parajuru	Eólica de Morgado	Eólica de Volta do Rio	Lightger	Amazônia Energia	Aliança Geração
Assets
Current	72	2	1,608	13	10	551	21	31	46	23	—	243
Cash and cash equivalents	9	1	300	—	1	66	12	12	20	14	—	70
Non-current	220	248	23,754	101	443	8,425	192	209	290	161	666	3,093

Total assets	292	250	25,362	114	453	8,976	213	240	336	184	666	3,336

Liabilities
Current	16	212	2,151	10	25	1,497	18	28	36	14	—	113
Suppliers	6	—	384	—	6	570	—	—	1	4	—	36
Non-current	6	—	15,569	50	132	1,898	66	85	126	94	—	274
Equity	270	38	7,642	54	296	5,581	129	127	174	76	666	2,949

Total liabilities	292	250	25,362	114	453	8,976	213	240	336	184	666	3,336

Statement of Income
Net sales revenue	59	—	2,605	22	53	458	31	34	47	32	—	797
Cost of sales	(46)	—	(1,103)	(11)	(40)	(5)	(16)	(18)	(28)	(25)	—	(442)
Depreciation and amortization	(9)	—	(471)	(3)	(9)	(4)	(10)	(10)	(17)	(10)	—	(69)

Gross profit	13	—	1,502	11	13	453	15	16	19	7	—	355
General and administrative expenses	—	(86)	(816)	(2)	(11)	—	(5)	(6)	(2)	(1)	(2)	(69)
Net financial revenue (expenses)	9	(14)	(967)	(3)	(13)	(355)	(5)	(8)	(11)	(7)	(23)	(18)
Financial revenues	10	—	950	2	1	41	2	2	3	2	—	9
Financial expenses	(1)	(14)	(1,917)	(5)	(14)	(396)	(7)	(10)	(14)	(9)	(23)	(27)

Operating profit	22	(100)	(281)	6	(11)	98	5	2	6	(1)	(25)	268
Income tax and Social Contribution tax	(5)	—	266	(1)	1	(191)	(1)	(1)	(2)	(2)	—	(30)

Profit (loss) for the year	17	(100)	(15)	5	(10)	(93)	4	1	4	(3)	(25)	238

Comprehensive income for the year
Net profit for the year	17	(100)	(15)	5	(10)	(93)	4	1	4	(3)	(25)	238
Gain (loss) on translation	—	—	—	—	—	54	—	—	—	—	—	—

Comprehensive income for the year	17	(100)	(15)	5	(10)	(39)	4	1	4	(3)	(25)	238

2014	Parati	Transleste	Transirapé	Centroeste	Transudeste	Transchile	Light	Taesa	Axxiom	Ativas	Epícares
Assets
Current	125	47	35	67	30	24	2,466	2,292	70	40	31
Cash and cash equivalents	42	7	7	19	4	22	506	329	9	16	14
Non-current	1,390	121	101	—	80	208	12,141	7,197	13	71	157

Total assets	1,515	168	136	67	110	232	14,607	9,489	83	111	188

Liabilities
Current	34	6	16	8	12	15	2,963	940	26	59	1
Suppliers	—	—	3	—	—	—	1,945	53	2	5	—
Loans and financings – current	—	—	—	—	—	—	580	723	—	—	—
Non-current	—	108	64	18	45	82	7,042	3,504	9	79	2
Equity	1,481	54	56	41	53	135	4,602	5,045	48	(27)	185

Total liabilities	1,515	168	136	67	110	232	14,607	9,489	83	111	188

Statement of Income
Net sales revenue	—	30	52	14	20	20	9,223	1,924	57	26	41
Cost of sales	—	(4)	(34)	(4)	(2)	(13)	(7,798)	(295)	(54)	(29)	(15)
Depreciation and amortization	—	—	—	—	—	(5)	(415)	(3)	1	7	8
Gross profit	—	26	18	10	18	7	1,425	1,629	3	(3)	26
General and administrative expenses	(6)	—	—	—	—	—	(163)	(29)	—	(10)	(12)
Net financial revenue (expenses)	143	(5)	(4)	—	(5)	(3)	(325)	(469)	(1)	(14)	1
Financial revenues	143	1	1	2	1	—	577	276	1	2	1
Financial expenses	—	(6)	(5)	(2)	(6)	(3)	(902)	(745)	(2)	(16)	—
Operating profit	137	21	14	10	13	4	937	1,131	2	(27)	15
Income tax and Social Contribution tax	(2)	(13)	(12)	(1)	(9)	(1)	(273)	(239)	—	—	(2)

Profit (loss) for the period	135	8	2	9	4	3	664	892	2	(27)	13

Comprehensive income for the period
Net profit for the year	135	8	2	9	5	3	664	892	2	(27)	13
Gain (loss) on translation	—	—	—	—	—	19	—	—	—	—	—
Actuarial gains (losses)	—	—	—	—	—	—	(17)	—	—	—	—

Comprehensive income for the period	135	8	2	9	5	22	647	892	2	(27)	13

2014	Cachoeirão	Baguari Energia	Guanhães Energia	Madeira Energia	Pipoca	Retiro Baixo	Renova	Eólica de Parajuru	Eólica de Morgado	Eólica de Volta do Rio	Lightger	Amazônia Energia
Assets
Current	23	96	34	1,477	19	12	847	15	27	41	21	—
Cash and cash equivalents	19	15	27	241	13	3	596	4	4	4	16	—
Non-current	91	228	511	22,151	104	453	8,402	204	223	304	170	529

Total assets	114	324	545	23,628	123	465	9,249	219	250	345	191	529

Liabilities
Current	14	39	407	1,961	7	20	656	17	22	26	10	—
Suppliers	2	9	1	1,282	—	—	130	2	2	2	1	—
Loans and financings – current	—	—	—	406	—	—	—	—	—	—	—	—
Non-current	30	6	—	13,885	57	145	2,973	75	101	148	102	—
Equity	70	279	138	7,782	59	300	5,620	127	127	171	79	529

Total liabilities	114	324	545	23,628	123	465	9,249	219	250	345	191	529

Statement of Income
Net sales revenue	30	56	—	1,858	25	55	163	27	35	55	32	—
Cost of sales	(10)	(46)	—	(3,194)	(9)	(35)	(111)	(13)	(16)	(25)	(24)	—
Depreciation and amortization	(3)	(9)	—	(296)	(3)	(3)	(31)	(9)	(10)	(17)	(11)	—

Gross profit	20	10	—	(1,336)	16	20	52	14	19	30	8	—
General and administrative expenses	(1)	—	—	(202)	(1)	(4)	(14)	(1)	(1)	(3)	—	(23)
Net financial revenue (expenses)	(1)	8	—	(602)	(3)	(12)	(45)	(5)	(8)	(11)	(6)	—
Financial revenues	2	9	—	57	1	1	24	1	1	1	2	—
Financial expenses	(3)	(1)	—	(659)	(4)	(13)	(69)	(6)	(9)	(12)	(8)	—

Operating profit	18	18	—	(2,140)	12	4	(7)	8	10	16	2	(23)
Income tax and Social Contribution tax	(2)	(6)	—	5	(1)	(2)	(6)	(1)	(1)	(1)	(2)	—

Profit (loss) for the year	16	12	—	2,135	11	2	(13)	7	9	15	—	(23)

Comprehensive income for the year
Net profit for the year	16	12	—	2,135	11	2	(13)	7	9	15	—	(23)

Comprehensive income for the year	16	12	—	2,135	11	2	(13)	7	9	15	—	(23)

2013	Parati	Transleste	Transirapé	Centroeste	Transudeste	Transchile	Light	Taesa	Axxiom	Ativas	Epícares
Assets
Current	100	41	30	61	27	18	3,632	1,680	34	94	31
Cash and cash equivalents	99	5	9	14	4	16	546	121	10	25	27
Non-current	1,417	125	73	—	81	189	9,516	7,538	8	124	186

Total assets	1,517	166	103	61	108	207	13,148	9,218	42	218	217

Liabilities
Current	—	9	4	6	4	18	3,312	830	15	73	1
Suppliers	—	—	—	—	—	1	907	52	1	16	1
Loans and financings – current	—	—	—	—	—	—	642	661	—	—	—
Non-current	—	41	41	20	46	77	5,268	3,200	11	185	1
Equity	1,517	116	58	35	58	112	4,568	5,188	16	(40)	215

Total liabilities	1,517	166	103	61	108	207	13,148	9,218	42	218	217

Statement of Income
Net sales revenue	—	33	20	12	20	17	7,765	1,254	38	63	35
Cost of sales	—	(2)	(2)	—	(1)	(2)	(4,191)	(257)	(28)	(56)	(4)
Depreciation	—	(4)	(2)	—	(2)	(2)	(391)	(2)	—	(1)	—

Gross profit	—	31	18	12	19	15	3,574	997	10	7	31
General and administrative expenses	(2)	(1)	(1)	(3)	(1)	(8)	(2,263)	—	(7)	(28)	—
Net financial revenue (expenses)	105	(3)	(3)	(1)	(4)	(5)	(459)	(229)	—	(19)	—
Financial revenues	105	1	1	1	—	—	365	196	1	3	—
Financial expenses	—	(4)	(4)	(2)	(4)	(5)	(824)	(425)	(1)	(22)	—

Operating profit	103	27	14	8	14	2	852	768	3	(40)	31
Income tax and Social Contribution tax	(1)	(1)	(1)	(1)	(1)	(1)	(265)	121	(1)	—	(1)

Profit (loss) for the year	102	26	13	7	13	1	587	889	2	(40)	30

Comprehensive income for the year
Net profit for the year	102	26	13	7	13	1	587	889	2	(40)	30
Gain (loss) on translation	—	—	—	—	—	7	—	—	—	—	—
Actuarial gains (losses)	—	—	—	—	—	—	—	—	—	—	—

Comprehensive income for the year	102	26	13	7	13	8	587	889	2	(40)	30

2013	Cachoeirão	Baguari Energia	Guanhães Energia	Madeira Energia	Pipoca	Eólica de Parajuru	Eólica de Morgado	Eólica de Volta do Rio	Lightger	Amazônia Energia	Gasmig
Assets
Current	27	70	24	701	18	10	8	30	21	—	368
Cash and cash equivalents	21	27	23	298	14	1	2	1	18	—	49
Non-current	93	239	243	19,319	108	165	177	292	182	417	1,400

Total assets	120	309	267	20,020	126	175	185	322	203	417	1,768

Liabilities
Current	10	18	124	1,029	12	16	18	35	11	—	298
Suppliers	1	5	1	310	-	1	-	1	1	-	44
Loans and financings – current	—	—	—	235	—	—	—	—	—	—	50
Non-current	41	4	5	12,565	63	83	111	162	110	—	541
Equity	69	287	138	6,426	51	76	56	125	82	417	929

Total liabilities	120	309	267	20,020	126	175	185	322	203	417	1,768

Statement of Income
Net sales revenue	29	49	—	1,301	23	30	28	52	29	—	1,203
Cost of sales	(7)	(36)	—	(930)	(7)	(14)	(14)	(23)	(19)	—	(956)
Depreciation	(3)	15	—	(231)	(3)	(10)	(10)	(17)	—	—	—

Gross profit	22	13	—	371	16	16	14	29	10	—	247
General and administrative expenses	—	—	—	(100)	(1)	(1)	(1)	(3)	—	(1)	(48)
Net financial revenue (expenses)	(2)	4	—	(306)	(4)	(7)	(9)	(12)	(6)	(4)	(18)
Financial revenues	1	5	—	18	1	1	—	1	2	—	—
Financial expenses	(3)	(1)	—	(324)	(5)	(8)	(9)	(13)	(8)	(4)	(18)

Operating profit	20	17	—	(35)	11	8	4	14	4	(5)	181
Income tax and Social Contribution tax	(2)	(6)	—	(13)	(1)	(1)	(1)	(2)	(1)	—	(60)

Profit (loss) for the year	18	11	—	(48)	10	7	3	12	3	(5)	121

Comprehensive income for the year
Net profit for the year	18	11	—	(48)	10	7	3	12	3	(5)	121

Comprehensive income for the year	18	11	—	(48)	10	7	3	12	3	(5)	121

Acquisition of investments in jointly-controlled entities and affiliated companies

Investment in the Santo Antônio Hydroelectric Plant, through Madeira Energia S.A. (Mesa) and FIP Melbourne

Madeira Energia S.A. (Mesa) and its subsidiary Santo Antônio Energia S.A. (Saesa) are incurring establishment costs related to the construction of the Santo Antônio Hydroelectric Plant. The property, plant and equipment asset constituted by these expenditures totaled R$ 22,180 (consolidated) on December 31, 2015, and this amount, in accordance with financial projections prepared by its management, is to be absorbed by future revenues generated as from the start of operations of all the generator rotors of that entity. On December 31, 2015 the value of the property, plant and equipment assets proportional to Cemig GT’s equity ownership in this jointly-controlled entity was R$ 4,004. During this development phase of the project, the jointly-controlled entity Mesa has reported recurring losses in its operations.

Mesa and its subsidiary Saesa have the benefit of direct and indirect cash investments by their shareholders.

The physical average offtake guarantee level for the Santo Antônio Hydro Plant is 2,218 MW. This was reached in September 2014 with the start of commercial operation of the 32nd generating rotor.

On November 19, 2014 SAAG Investimentos S.A. (SAAG) and Cemig GT filed an action for provisional remedy against Mesa, requesting an interim order to suspend, until consideration on the merit by the Arbitration Tribunal, the period for exercise, by SAAG and by Cemig GT, of the right of first refusal to subscribe the additional portion of the capital of Mesa (R$ 174.72 million) that was approved in the Extraordinary General Meeting of Stockholders of Mesa held on October 21, 2014.

The action also requested suspension of all the effects of the decisions as they relate to SAAG and Cemig GT and to their interests in Mesa, including in relation to the dilution and the penalties specified in the Stockholders’ Agreement of Mesa.

The application for provisional remedy was granted on November 21, 2014, by the 39th Civil Court of the Central Jurisdiction of São Paulo, and the arbitration referred to in the action took place, in camera, under the Regulations of the Market Arbitration Chamber having Mesa as a party. The probability of loss was assessed as possible by the legal advisors of Cemig GT and SAAG. On September 2016, due to the judgment rendered by the Market Arbitration Chamber, the probability of loss was reassessed as remote.

The Company has direct and indirect investment in Madeira Energia SA (which has investments in Santo Antonio Energia SA) in the amount of R$ 1,379 as of December 31, 2015. There are ongoing investigations and other legal measures conducted by the Federal Public Attorneys’ Office involving other indirect shareholders of Madeira Energia SA and some executives of these other indirect shareholders.

The financial statements of Madeira Energia SA were used by the Company to record the equity, consequently, the Company’s financial statements do not include any effects that might result from this matter.

Investment in Amazônia Energia S.A.

The corporate object of Amazônia Energia Participações S.A. (‘Amazônia Energia’) is to hold and manage an equity interest in Norte Energia S.A. (‘Nesa’), which holds the concession to operate the Belo Monte Hydroelectric Plant, on the Xingu River, in the State of Pará. Amazônia Energia owns 9.77% of the share capital of Nesa.

Nesa will still require significant funds for costs of organization, development and pre-operational costs for completion of the plant. According to estimates and forecasts these costs will be repaid by the revenues from future operations. The programmed date for the last generating unit to start operation is January 2019.

On April 7, 2015, Nesa was awarded interim judgment ordering Aneel to “abstain, until hearing of the application for an injunction made in the origin case, from applying to Appellant any penalties or sanctions in relation to the Belo Monte Hydroelectric Plant not coming into operation on the date established in the original timetable for the project, including those specified in an Aneel Normative Resolution and in the Concession Contract for the Belo Monte Hydroelectric Plant”.

Based on this conjunction, all records and the accounting provisions inherent to compliance with the requirements of the concession contract were suspended, but Aliança Norte Energia continues to purchase electricity on the spot market to avoid any future penalties.

Any changes in the existing scenario will have their impacts reflected in the financial statements.

Acquisition of interest in Aliança Norte Energia

On March 31, 2015 acquisition by Cemig GT of Vale’s 49% equity interest in Aliança Norte Energia Participações S.A. (‘Aliança Norte’) was completed. Aliança Norte owns 9% of Norte Energia S.A. (Nesa) – thus for Cemig GT the acquisition comprises an indirect equity interest of 4.41% in Nesa.

The acquisition price was R$ 310, referring to the amount of funds placed by Vale into the share capital of NESA up to the closing date, after monetary updating by the IPCA index, from the date of each injection of funding up to February 28, 2015, in proportion to the equity interest.

The fair value of the holding acquired in Aliança Norte Energia Participações S.A. is as follows:

Fair values of the interests acquired (49.00%)
Assets
Cash and cash equivalents	—
Investments	250
Intangible assets	91
Liabilities
Current and non-current liabilities	—
Deferred taxes	(31)

Total net assets	310

Norte Energia S.A. (‘Nesa’)

The Centrais Elétricas Brasileiras S.A. (Eletrobras) and Cemig GT (a direct and indirect minority participation through Amazônia Energia and Aliança Norte Energia Participações LTDA) hold 49.98% and 11.74%, respectively, of the share capital of NESA. Eletrobras contracted a specialized law office to carry out an independent internal investigation for the purpose of finding any irregularities that may have taken place in projects in which it has participation. This procedure was motivated by investigations that were being carried out by the Public Attorneys’ Office on irregularities involving some of the contractors and suppliers in investments where Eletrobras was a stockholder, including the company NESA.

The final reports of the independent internal investigation include certain findings with estimated impacts on the financial statements of NESA.

It was determined that certain contracts with some contractors and suppliers of the Belo Monte Hydroelectric Plant project contain impacts estimated at 1% of the price of the contract, plus some other estimates of certain fixed amounts, to include cases of bribery, considered to be of an illicit nature.

Based on the conclusions and results identified by the independent internal investigation, the management of NESA has evaluated the impacts on the financial statements according to International Accounting Standard IAS-19—Property, Plant and Equipment, and concluded that the amount of R$ 183 is attributable to overpricing due to bribes deemed to be of an illicit nature and should not have been capitalized as part of the cost of its property, plant and equipment considering that such amount is not a cost attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner.

NESA cannot specifically identify an accurate manner of estimating the periods of prior Financial Statements in which excessive capitalized costs may have occurred, because of the fact that the information made available by the independent internal investigation does not individually specify the contracts, payments and the periods of disclosure in which such excesses may have occurred. It is also emphasized that the alleged undue payments were not made by NESA, but by contractors and suppliers of Belo Monte Power Plant, and this factor also prevents identification of the exact amounts and periods of the payments.

Hence, NESA has applied the procedure specified in IAS 8 –Accounting Policies, Changes in Accounting Estimates and Errors, adjusting the estimated amounts of excessive capitalized costs in the amount of R$183, related to illegal payments in the Financial Statements as of December 31, 2015, due to the impracticability of identification of the adjustments for each prior period affected.

As a consequence of the adjustment recorded by NESA, Cemig recorded in the year ended December 31, 2015, as part of its equity method pick up in NESA, the amount of R$23 on account line Investment in counterpart to the equity in its Statement of Income. Of this total amount, R$21 was made by Cemig GT and R$2 was made by Light S.A., according to IAS-8—Accounting Policies, Changes in Accounting Estimates and Errors.

Investment in the Itaocara Hydroelectric Plant Consortium

The Itaocara Hydro Plant Consortium (Consórcio UHE Itaocara), of which a 49% interest is held by Cemig’s wholly-owned subsidiary Cemig GT, and 51% is held by Itaocara Energia Ltda., a wholly-owned subsidiary of Light S.A., bid in the 21st ‘A–5’ New-build Supply Auction – held for contracting of power supply to be produced by future-build generation projects from hydroelectric or thermoelectric sources, for start of supply on January 1, 2020, with a concession period of 30 years. The consortium won the bid, on April 30, 2015, for the concession to operate the Itaocara I hydroelectric Plant. The first generating unit is scheduled to start operation in May 2018, and the last in July 2018.

Investment in Guanhães Energia S.A.

Guanhães Energia S.A. (‘Guanhães Energia’), controlled jointly by Light Energia (51%) and Cemig GT (49%), was constituted for the purpose of building and operating four Small Electric Plants (SHPs), in the State of Minas Gerais, with total installed generating capacity of 44 MW.

On August 21, 2015, this entity won the bidding in the A–3 Auction, with a supply contract for 30 years, at the price of R$ 205.50/MWh, starting in January 2018. The project had been affected by geological and environmental issues, causing postponement of the date for operation of the SHPs to come into operation.

Put options

Put options for shares in Parati

Cemig granted to Fundo de Participações Redentor, which is a shareholder in Parati, a put option to sell the totality of that Fund’s shares in Parati, exercisable in May 2016. The exercise price of the option is calculated from the sum of the value of the amounts injected by the Fund into Parati, plus the running expenses of the fund, less Interest on Equity, and dividends, distributed by Parati.

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

For the purposes of determination of the method to be used in measuring the fair value of this option, the Company observed the daily trading volume of the shares of Light, and also the fact that such option, if exercised by the Fund, will require the sale to the Company, in a single transaction, of shares in Light in a quantity higher than the daily exchange trading averages. Thus, the Company has adopted the discounted cash flow method for measurement of the fair values of the options. The fair value of that option was calculated as the amount of the exercise price estimated on the date of exercise, less the fair value of the shares that are the object of the put option, also estimated on the date of the exercise of the option, brought to present value on the reporting date, at an effective rate of 7.5% p.a. (discounting inflation effects).

Based on the studies made, a liability of R$ 1,245 is recorded in the Company’s consolidated financial statements, for the difference between the exercise price and the estimated fair value of the assets.

The change in the value of the options in the twelve-month periods ended December 31, 2015 and 2014 is as follows:

	2015	2014
Valuation at start of period	166	—
Additions	1,079	166

Valuation at end of period	1,245	166

The variable with main impact on the calculation of the option is the discount rate. In a sensitivity analysis, a change of 1% in the discount rate altered the value of the options by R$ 54 million.

On December 2, 2015 the Company received notice from FIP Redentor that the option to sell the shares in Parati S.A. would be exercised on May 30, 2016.

Put options for Units in FIP Melbourne

Cemig GT and the private pension plan entities participating in the investment structure of SAAG signed put options (‘the Put Options’) which the funds could exercise in the eighty-fourth month after June 2014. The entities participating in that investment structure are FIP Melbourne, Parma Participações S.A. and FIP Malbec. The exercise price of the Put Options will correspond to the amount invested by each private pension plan in the Investment Structure, updated pro rata temporis, by the Expanded National Consumer Price (IPCA) index published by the IBGE, plus interest at 7% per year, less such dividends and Interest on Equity as shall have been paid by SAAG to the pension plan entities.

Since Madeira Energia is an unlisted company, the Company adopted the discounted cash flow method to measure the fair value of the options. The fair value of these options was calculated on the basis of the estimated exercise price on the day of exercise of the option, less the fair value of the shares that are the subject of the Put Options, also estimated for the date of exercise, brought to present value at the reporting date (discounting inflation effects).

Based on the studies made, a liability of R$ 148 is recorded in the Company’s consolidated financial statements, for the difference between the exercise price and the estimated fair value of the assets.

The change in the value of the options in the twelve-month periods ended December 31, 2015 and 2014 is as follows:

	2015	2014
Valuation at start of period	29	—
Additions	119	29

Valuation at end of period	148	29

The variable with main impact on the calculation of the option is the discount rate. In a sensitivity analysis, a change of 1% in the discount rate altered the value of the options by approximately R$ 20 million.

Constitution of Aliança Geração de Energia

Aliança Geração de Energia S.A. was created by formalization of association between Cemig GT and Vale S.A. as a platform for consolidation of generation assets held by the two parties in generation consortia, and investments in future electricity generation projects.

For the constitution of Aliança Geração de Energia, the Company transferred, to Aliança, its interests in the electricity generation consortia, and the interests of the subsidiary Capim Branco Energia S.A., as shown below:

2015
Assets
Aimorés Hydroelectric Plant Consortium	404
Funil Hydroelectric Plant Consortium	124
Igarapava Hydroelectric Plant Consortium	37
Porto Estrela Hydroelectric Plant Consortium	35

600

Liabilities
Porto Estrela Paid Concession—current	(16)
Porto Estrela Paid Concession – non-current	(134)

(150)

Net value of assets and liabilities of Cemig GT	450
Net value of assets and liabilities of Capim Branco	131

.	581

On February 27, 2015, the transaction of association between Vale S.A. (‘Vale’) and Cemig GT, through injection of assets into Aliança Geração de Energia S.A. (‘Aliança’), of the equity interests held by Vale and Cemig GT in the following generation assets was concluded: Porto Estrela, Igarapava, Funil, Aimorés, Capim Branco I and II (assets arising from the company Capim Branco S.A. and transferred from the Cemig parent company to Cemig GT), and Candonga. Aliança has installed hydroelectric generation capacity of 1,158 MW in operation (assured offtake level 652 MW), as well as other generation projects.

Cemig Capim Branco was closed and extinguished on that date, reflecting the absorption of its remaining balances of assets and liabilities by Cemig GT.

Cemig GT recognized in its financial statements the gain relating to the valuation at fair value of the investment in Aliança, excluding the effects of valuation of fair value of the company’s own assets that were subscribed as capital in Aliança.

Vale and Cemig GT hold, respectively, 55% and 45% of the total capital of Aliança, exercising joint control of the company. The conclusion of the transaction does not involve any financial disbursement: both companies subscribed assets.

This table shows the effects of the transaction in the Company’s financial statements at December 31, 2015:

	Cemig	Vale	Total
Fair value of the assets transferred to Aliança	1,867	2,331	4,198
Book value of the assets transferred to Aliança	581	1,277	1,858
Equity interest of the respective companies, in Aliança	45.00%	55.00%	100.00%
Stake held by Cemig, valued at fair value	1,889	—	—
Book value of the assets contributed (Note 13)	(581)	—	—

Gain related to the diference between the fair value and the book value of the assets contributed	1,308	—	—
Portion of the gain excluded related to the own assets that were contributed by the Company	(579)	—	—

Gain on the transaction to be reported in the Statement of income for 2015	729	—	—

Acquisition of control

a)	Additional equity interest in Gasmig

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

Thus the amounts taken into account by the Company for the measurement of the total value involved in the business combination were:

R$ million
Consideration transferred for acquisition of the 40% interest	571
Fair value of the interest previously held	850
Fair value involved in the business combination	1,421
Reconciliation of the amount paid with the statement of cash flows:
Consideration transferred for acquisition of the 40% interest	571
Balance of Cash and cash equivalents acquired in the business combination	(106)
Amount disbursed, net of Cash and cash equivalents acquired	465

Sale of assets of Renova

On July 15, 2015 Renova Energia (‘Renova’) concluded an agreement for contribution of assets to TerraForm Global.

This was announced on May 7, 2015, and comprised signature of the following contracts:

(i)	Share purchase contract for disposal of the assets of the Espra project, comprising three small hydroelectric plants which contracted supply under the Proinfa program, with 41.8 MW of installed capacity, for (equity value) R$ 136 million, for payment in cash.

(ii)	Share purchase agreement for disposal of the assets of the Bahia project, consisting of five wind farms that sold supply in the LER 2009 ‘reserve supply’ auction for wind farms, with 99.2 MW of installed capacity, for (equity value) R$ 451 million, for payment in cash; and

(iii)	A share exchange contract for exchange of the shares of the subsidiaries of Renova that hold the assets of the Salvador project, comprising nine wind farms that sold supply in the LER 2009 auction, with 195.2 MW of installed capacity for (equity value) R$ 1.026 billion, being exchanged for shares in TerraForm Global based on the price per share to be paid at the IPO of TerraForm Global at that time in progress.

The transactions described above were completed on September 18, 2015.

The second part of the Agreement, which included an option to buy future assets, was canceled, since the sale to SunEdison of the equity interest in Light within the controlling stockholding block of Renova—which was one of the conditions precedent for this second phase of the Agreement – did not take place.

As stated, Renova exchanged 100% of the shares of its subsidiaries related to the Salvador project for an 11.42% equity interest in TerraForm Global. As established by contract, Renova has the right to appoint one member of the Board of TerraForm. After analyzing the characteristics of the investment in TerraForm, taking into account the required characteristics for the definition of an affiliated company, the Management of Renova concluded that this investment was characterized as an affiliated company, because Renova has significant influence in TerraForm. Thus, on September 30, 2015 Renova’s interest in TerraForm was accounted for by the equity method.

Due to the non-conclusion of the second phase of the agreement, Renova concluded that for December 31, 2015, although it still has the right to appoint a member of the board, it no longer has significant influence on the investment in TerraForm, since it lost its capacity for involvement when it ceased to be a strategic partner, with the decision not to proceed with Phase II, and non-entry by SunEdison into the controlling stockholding block of Renova.

Thus, for December 31, 2015, the investment in TerraForm is no longer classified as an affiliated company of Renova, and it is no longer accounted for by the equity method in Renova, but at fair value – as well as being classified as a financial asset available for sale, marked to market and recorded in the same way as other permanent investments. In December 2015, after the fall in the price of the shares of TerraForm (GLBL), Renova reclassified the retained losses in the quarter recorded in Other comprehensive income, of R$ 266, to the Statement of income, in the line Loss on investment, together with other amounts.

The Association between Renova and SunEdison for sales and development of solar energy projects in the Brazilian Regulated Market continues to be fully in effect.

Distribution of natural gas – agreement between Gasmig and Petrobras

Gasmig signed a contract for the service of distribution of natural gas with Petrobras to supply the Nitrogen Fertilizers Unit (UFN-V)—an ammonia factory to be installed in the County of Uberaba, in the Minas Triangle Region. During 2015, compliance with the contract was momentarily found not to be feasible, and the parties are in negotiation for an amicable dissolution of the contract without penalty for either party.

15.	PROPERTY, PLANT AND EQUIPMENT

	2015			2014
	Historic cost	Accumulated depreciation	Net value	Historic cost	Accumulated depreciation	Net value
In service
Land	287	(8)	279	381	(9)	372
Reservoirs, dams and water courses	4,867	(3,037)	1,830	7,467	(5,206)	2,261
Buildings, works and improvements	1,577	(1,140)	437	2,137	(1,528)	609
Machinery and equipment	3,862	(2,670)	1,192	7,643	(5,590)	2,053
Vehicles	29	(21)	8	29	(20)	9
Furniture and utensils	15	(11)	4	18	(13)	5

	10,637	(6,887)	3,750	17,675	(12,366)	5,309

Under construction	190	—	190	235	—	235

Net PP&E	10,827	(6,887)	3,940	17,910	(12,366)	5,544

This table shows the movement in property, plant and equipment:

	2014	Additions	Write-offs	Transfer of assets to Aliança Geração de Energia	Indemnity receivable	Depreciation	Transfers to Other long term assets	Transfers / capitalizations	2015
In service
Land	372	—	(12)	(41)	(16)	(3)	(17)	(4)	279
Reservoirs, dams and water courses	2,261	—	—	(163)	(46)	(127)	(102)	7	1,830
Buildings, works and improvements	609	—	(1)	(116)	(17)	(32)	(13)	7	437
Machinery and equipment	2,053	—	(3)	(308)	(466)	(149)	(69)	134	1,192
Vehicles	9	—	—	—	—	(3)	—	2	8
Furniture and utensils	5	—	—	—	—	—	—	(1)	4

	5,309	—	(16)	(628)	(545)	(314)	(201)	145	3,750

Under construction	235	126	(4)	(3)	(1)	(1)	(22)	(140)	190

Net PP&E	5,544	126	(20)	(631)	(546)	(315)	(223)	5	3,940

	2013	Additions	Write-offs	Depreciation	Transfers / capitalizations	2014
In service
Land	377	—	—	(5)	—	372
Reservoirs, dams and water courses	2,395	—	—	(134)	—	2,261
Buildings, works and improvements	712	—	(1)	(25)	(77)	609
Machinery and equipment	2,079	—	(6)	(177)	157	2,053
Vehicles	12	—	—	(3)	—	9
Furniture and utensils	2	—	—	—	3	5

	5,577	—	(7)	(344)	83	5,309

Under construction	240	122	(49)	—	(78)	235

Net PP&E	5,817	122	(56)	(344)	5	5,544

The average annual depreciation rate is 3.39%. The average annual depreciation rates, by activity, are:

Hydroelectric generation	Thermal generation	Management and other	Telecoms
2.86%	4.45%	8.88%	5.96%

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

The company transferred to Financial assets the remaining accounting balances of the plants at July 2015 which will be the subject of indemnity by the concession-granting power. For more information please see Note 13.

Consortia

The Company is a partner in an electricity generation consortium for the Queimado plant, for which no separate company with independent legal existence was formed to manage the object of the concession, the controls being kept in Fixed assets and Intangible assets. The Company’s portion in the consortium is recorded and controlled individually in the respective types of PP&E and Intangible assets shown. The balances of consortia recorded in the business year 2014 which do not appear in 2015 referred to those that were transferred to Aliança Geração—as explained in more detail in Note 14.

	Stake in energy generated, %	Average annual depreciation rate, %	2015	2014
In service
Porto Estrela plant	33.33%	3.68	—	39
Igarapava plant	14.50%	2.5	—	59
Funil plant	49.00%	4.21	—	183
Queimado plant	82.50%	4	212	213
Aimorés plant	49.00%	3.75	—	549
Capim Branco Energia Consortium	21.05%	3.75	—	56
Accumulated depreciation			(74)	(311)

			138	788
Under construction			—	—
Queimado plant	82.50%		4	2
Porto Estrela plant	33.33%		—	2
Capim Branco Energia Consortium	21.05%		—	2

			4	6

Total, consortia			142	794

16.	INTANGIBLE ASSETS

a)	Composition of the balance at December 31, 2015 and 2014

	2015			2014
	Historic cost	Accumulated amortization	Residual value	Historic cost	Accumulated amortization	Residual value
In service
Useful life defined
Temporary easements	11	(1)	10	14	(2)	12
Paid concession	19	(10)	9	40	(16)	24
Assets of concession	15,607	(6,642)	8,965	8,708	(6,485)	2,223
Other	71	(55)	16	66	(49)	17

	15,708	(6,708)	9,000	8,828	(6,552)	2,276

Under construction	1,275	—	1,275	1,103	—	1,103

Net intangible assets	16,983	(6,708)	10,275	9,931	(6,552)	3,379

b) Changes in Intangible assets

	Balance at Dec. 31, 2014	Additions	Transfer of assets to Aliança Geração de Energia	Indemnity – plants not renewed	Write-offs	Amortization	Transfer from Financial to Intangible on renewal of concessions(*)	Transfers	Balance at Dec. 31, 2015
In service
Useful life defined
Temporary easements	12	—	(1)	—	—	—	—	—	11
Paid concession	24	—	(13)	—	—	(2)	—	—	9
Assets of concession	2,223	8	—	—	(21)	(512)	7,162	107	8,967
Other	17	—	—	—	—	(5)	—	1	13

	2,276	8	(14)	—	(21)	(519)	7,162	108	9,000

Under construction	1,103	1,108	—	—	(17)	—	—	(919)	1,275

Net intangible assets – Consolidated	3,379	1,116	(14)	—	(38)	(519)	7,162	(811)	10,275

(*)	See comments in Note 13.

	Balance at Dec. 31, 2013	Adjustment due to business combination	Additions	Write-offs	Amortization	Transfers	Balance at Dec. 31, 2014
In service
Useful life defined
Temporary easements	12	—	—	—	—	—	12
Paid concession	27	—	—	—	(3)	—	24
Assets of concession	866	1,073	—	—	(448)	732	2,223
Other	25	—	—	—	(6)	(2)	17

	930	1,073	—	—	(457)	730	2,276

Under construction	1,074	109	868	(25)	—	(923)	1,103

Net intangible assets – Consolidated	2,004	1,182	868	(25)	(457)	(193)	3,379

The annual average amortization rate is 4.12%. The average rates of annual amortization, by activity, set by the legislation in effect, are:

Hydroelectric generation	Thermal generation	Distribution	Management and other	Telecoms
6.58%	7.06%	3.59%	14.26%	7.74%

The Company has not identified indications of impairment of its intangible assets, which have defined useful lives. The Company has no intangible assets with non-defined useful life. The amount of additions, R$ 1,116, includes R$ 159 (R$ 70 in 2014 and R$ 40 in 2013) under the heading Capitalized Financial Costs, as presented in Note 19.

Assets of the concession

In accordance with Interpretation IFRIC 12 –Service Concession Arrangements, the portion of the distribution infrastructure that will be amortized during the concession, comprising the distribution assets, net of the interests held by consumers (‘Special Obligations’), is reported in Intangible assets.

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

17.	SUPPLIERS

	2015	2014
Electricity on spot market – CCEE	308	330
Charges for use of electricity network	81	88
Electricity purchased for resale	647	596
Itaipu Binacional	315	149
Gas purchased for resale	236	151
Materials and services	314	290

	1,901	1,604

18.	TAXES, INCOME TAX AND SOCIAL CONTRIBUTION TAX

a) Taxes

The non-current Pasep and Cofins obligations refer to the legal proceedings challenging the constitutionality of inclusion of the ICMS tax in the basis of calculation of the taxable amount for these taxes, and seeking authorization to offset the amounts paid over the last ten years. The Company and its subsidiaries Cemig D (Distribution) and Cemig GT (Generation and Transmission) obtained interim relief from the court allowing them not to make the payment and authorizing payment through court deposits (starting in 2008), and maintained this procedure until july 2011. After that date, while continuing to challenge the basis of the calculation in court, they opted to pay the taxes monthly. Additionally, in July 2015 the Company began to make provision for Pasep and Cofins taxes on updating of Financial assets, in accordance with tax legislation coming into force on that date.

	2015	2014
Current
ICMS	462	365
Cofins	157	96
Pasep	33	21
INSS	22	21
Other	66	52

	740	555
Non-current
Cofins	609	594
Pasep	131	129

	740	723

	1,480	1,278

b) Income tax and Social Contribution tax:

	2015	2014
Current
Income tax	8	39
Social Contribution tax	3	4

	11	43

19.	LOANS, FINANCINGS AND DEBENTURES

Financing source	Principal maturity	Annual financing cost %	Currency	2015			2014
				Current	Non-current	Total	Total
FOREIGN CURRENCY
Banco do Brasil – Various bonds (1)	2024	Various	US$	2	31	33	24
KFW	2016	4.50	EURO	3	—	3	4
KFW	2024	1.78	EURO	4	7	11	11

Debt in foreign currency				9	38	47	39
Brazilian currency
Banco do Brasil	2017	108.33% of CDI	R$	78	66	144	212
Banco do Brasil	2017	108.00% of CDI	R$	286	147	433	451
Banco do Brasil	2016	104.10% of CDI	R$	385	540	925	919
Banco do Brasil	2015	98.50% of CDI	R$	—	—	—	206
Banco do Brasil	2015	99.50% of CDI	R$	—	—	—	238
Banco do Brasil	2016	104.25% of CDI	R$	804	—	804	706
Banco do Brasil	2017	111.00% of CDI	R$	50	50	100	—
Banco do Brasil	2020	114.00% of CDI	R$	8	491	499	—
Promissory Notes—5th Issue (2)	2015	106.85 of CDI	R$	—	—	—	1,484
Promissory Notes—7th Issue (3)	2015	105.00 of CDI	R$	—	—	—	1,311
Brazilian Development Bank (BNDES)	2026	TJLP+2.34	R$	8	73	81	89
Brazilian Development Bank (BNDES)	2026	TJLP+2.48	R$	2	9	11	13
CEF	2018	119.00% of CDI	R$	93	108	201	—
Eletrobras	2023	Ufir, RGR + 6.00 to 8.00	R$	50	135	185	252
Large consumers	2018	Various	R$	6	2	8	7
Finep	2018	TJLP + 5 and TJLP + 2.5	R$	3	6	9	12
Pipoca Consortium	2016	IPCA	R$	—	—	—	—
Promissory Notes—8th Issue (3)	2016	111.70 of CDI	R$	1,889	—	1,889	—
Promissory Notes—6th Issue (2)	2016	120.00 of CDI	R$	1,441	—	1,441	—
BASA	2018	CDI+1.9	R$	2	119	121	—
Promissory Notes –1st Issue (4)	2015	110.40% of CDI	R$	23	—	23	20

Debt in Brazilian currency				5,128	1,746	6,874	5,920

Total of loans and financings				5,137	1,784	6,921	5,959

Debentures, 2nd Issue (3)	2017	IPCA + 7.96	R$	221	220	441	599
Debentures—3rd Issue, 1st Series (2)	2017	CDI + 0.90	R$	60	480	540	529
Debentures – 2nd Issue, 2nd Series (2)	2015	IPCA + 7.68	R$	—	—	—	554
Debentures—3rd Issue, 3rd Series (2)	2022	IPCA + 6.20	R$	47	876	923	833
Debentures—3rd Issue, 2nd Series (2)	2019	IPCA + 6.00	R$	14	261	275	248
Debentures—3rd Issue, 2nd Series (3)	2021	IPCA + 4.70	R$	55	1,348	1,403	1,266
Debentures—3rd Issue, 3rd Series (3)	2025	IPCA + 5.10	R$	35	804	839	758
Debentures—3rd Issue, 1st Series (3)	2018	CDI + 0.69	R$	51	411	462	451
Debentures	2018	CDI+1.60	R$	67	970	1,037	—
Debentures	2020	IPCA+8.07	R$	1	28	29	—
Debentures—4th Issue, 2nd Series (2)	2016	CDI+0.85	R$	501	—	501	502
Debentures—5th Issue, 1st Series (2)	2018	CDI+1.70	R$	12	1,400	1,412	1,406
Debentures (5)	2016	TJLP+3.12	R$	41	—	41	90
Debentures (5)	2015	CDI+0.62	R$	—	—	—	100
Debentures (5)	2018	CDI + 1.60	R$	3	100	103	—
Debentures (5)	2018	CDI+0.74	R$	33	67	100	100
Debentures (5)	2022	TJLP+7.82 (75%) and Selic+1.82(25%)	R$	15	110	125	90
Cemig Telecom—1st Issue, 1st Series (4)	2018	TJLP+3.62	R$	4	4	8	12
Cemig Telecom—1st Issue, 2nd Series (4)	2018	TJLP+4.32	R$	1	2	3	4
Cemig Telecom—1st Issue, 3rd Series (4)	2018	TJLP+1.72	R$	1	1	2	2
Cemig Telecom—1st Issue, 4th Series (4)	2018	TJLP+3.62	R$	1	1	2	4
Cemig Telecom—1st Issue, 5th Series (4)	2018	TJLP+4.32	R$	—	—	—	1
Cemig Telecom—1st Issue, 6th Series (4)	2018	TJLP+1.72	R$	—	—	—	1

Total. debentures				1,163	7,083	8,246	7,550

Overall total – Consolidated				6,300	8,867	15,167	13,509

(1)	Interest rates vary: 2.00 to 8.00% p.a.; six-month Libor plus spread of 0.81% to 0.88% p.a.
(2)	Cemig Geração e Transmissão;
(3)	Cemig Distribuição;
(4)	Cemig Telecom;
(5)	Gasmig;

Guarantees

The guarantees of the debtor balance on loans and financings, on December 31, 2015, were as follows:

2015
Promissory Notes: Sureties and guarantees	12,981
Receivables	1,618
Without guarantee	568

TOTAL	15,167

The consolidated composition of loans, financings and debentures, by currency and indexor, with the respective amortization, is as follows:

	2016	2017	2018	2019	2020	2021	2022	After 2022	Total
Currency
US dollar	2	—	—	—	—	—	—	31	33
Euro	7	4	3	—	—	—	—	—	14

Total by currency	9	4	3	—	—	—	—	31	47

Indexors
IPCA index (1)	373	220	130	590	748	747	499	603	3,910
UFIR / RGR (2)	50	40	35	24	20	6	6	4	185
CDI Rate (Bank CD rate) (3)	5,785	2,329	2,291	163	166	—	—	—	10,734
URTJ / TJLP (4)	77	35	32	29	29	27	27	27	283
IGP–DI (5)	4	—	2	—	—	—	—	—	6
TR Rate (6)	2	—	—	—	—	—	—	—	2

Total by indexor	6,291	2,624	2,490	806	963	780	532	634	15,120

Overall total	6,300	2,628	2,493	806	963	780	532	665	15,167

(1)	Expanded National Consumer Price (IPCA) Index.
(2)	Fiscal Reference Unit (UFIR / RGR).
(3)	Interbank Rate for Certificates of Deposit.
(4)	URTJ: Interest rate reference unit.
(5)	IGP-DI (‘General Domestic Availability Price Index’).
(6)	TR Reference Interest Rate

The principal currencies and indexors used for monetary updating of loans and financings had the following variations:

Currency	2015 (%)	2014 (%)	Indexor	2015 (%)	2014 (%)
US dollar	47.01	13.39	IPCA	10.67	6.41
Euro	31.71	0.02	CDI	13.23	10.81

The changes in loans, financings and debentures were as follows:

Balance on December 31. 2012	10,416
Loans and financings obtained	2,475
Funding costs	(9)

Financings obtained net of funding costs	2,466
Monetary and exchange rate variation	248
Financial charges provisioned	742
Financial charges paid	(814)
Amortization of financings	(3,601)

Balance on December 31, 2013	9,457

Loans and financings obtained	4,562
Funding costs	—

Financings obtained net of funding costs	4,562
Liabilities assumed in business combinations(*)	392
Monetary and exchange rate variation	266
Financial charges provisioned	1,007
Financial charges paid	(781)
Amortization of financings	(1,394)

Balance on December 31, 2014	13,509

Loans and financings obtained	5,817
Funding costs	(78)

Financings obtained net of funding costs	5,739
Monetary and exchange rate variation	400
Financial charges provisioned	1,545
Financial charges paid	(1,331)
Amortization of financings	(4,695)

Balance on December 31, 2015	15,167

(*)	Balance arising from consolidation of Gasmig starting in October 2014 (See Note 14).

Borrowing costs, capitalized

The Company transferred to Intangible assets the costs of loans and financings linked to works, as follows:

	2015	2014	2013
Costs of loans and financings	1,545	1,007	738
Financial costs transferred to Intangible assets	(159)	(70)	(40)

Net effect in Profit or loss	1,386	937	698

The value of the charges capitalized, R$ 159 (R$ 70 in 2014 and R$ 40 in 2013), has been excluded from the Statement of Cash Flow, and from the additions to the Cash flow in investment activities, because it does not represent an outflow of cash for acquisition of the related asset.

The average rate of capitalization of the loans and financings whose costs were transferred to works was 15,25% (11.62% in 2014 and 9.90% in 2013).

Funding raised

This table gives the consolidated totals of funds raised in 2015:

Financing sources	Principal maturity	Annual financial cost – %	Amount raised
Brazilian currency
Banco do Brasil (Cemig GT)	2015	106.90 of CDI	593
Debentures 6th Issue – 1st Series (Cemig GT)	2018	CDI + 1.60	967
Debentures 6th Issue – 2nd Series (Cemig GT)	2020	IPCA + 8.07%	27
Promissory Notes—6th Issue (Cemig GT)	2016	120% of CDI	1,407
Banco da Amazônia (Cemig GT)	2018	CDI + 1.90%	118
Caixa Econômica Federal (Cemig D)	2018	119% of CDI	200
Promissory Notes—8th Issue (Cemig D)	2016	111.70% of CDI	1,685
Banco do Brasil (Cemig D)	2020	114% of CDI	487
Banco do Brasil (Cemig D)	2017	111% of CDI	98
Debentures—4th Issue (Gasmig)	2022	TJLP + 7.82 (75%) and Selic + 1.82 (25%)	34
Debentures—5th Issue (Gasmig)	2018	CDI + 1.60	100
Itaú Unibanco/Banco BBM (Cemig Telecom)	2016	120% do CDI	23

Total funding			5,739

Issues of promissory notes and debentures

In April 2015 Cemig D completed its eighth issue of Commercial Promissory Notes, with restricted placement efforts, issuing 340 promissory notes, in a single series, with nominal unit value of R$ 5 on the issue date, totaling R$ 1,700. The Notes have maturity of 360 days from the issue date, maturing on March 26, 2015, and pay remuneratory interest of 111.70% of the CDI Rate. The remuneratory interest will be paid on maturity together with the amortization. This issue of commercial promissory notes by Cemig D has a surety guarantee from its controlling stockholder, Cemig.

On July 15, 2015, Cemig GT concluded its sixth public issue of non-convertible debentures, with restricted placement efforts, issuing 100,000 unsecured non-convertible debentures in two series—97,275 debentures of the first series and 2,725 debentures of the second series—with nominal unit value of R$ 10 (ten thousand Reais) on the issue date, for a total of R$ 1,000. The net proceeds from this issue were allocated in replenishment of the Company’s cash position, following payment of debts.

The debentures of the First Series have maturity three years from the issue date, on July 15, 2018, and pay remuneratory interest of 100% of the CDI Rate, capitalized by a spread of 1.60% per year. The remuneratory interest will be paid annually, and amortization of the principal in two consecutive tranches, the first becoming due on July 15, 2017, and the second on July 10, 2018.

The debentures of the Second Series have maturity five years from the issue date, on July 15, 2020, with monetary updating by the IPCA index, and pay remuneratory interest of 8.07% per year. The remuneratory interest will be paid annually, and amortization of the principal and monetary updating in two consecutive tranches, the first becoming due on July 15, 2019, and the second on July 10, 2020.

The issue has a surety guarantee from the Issuer’s controlling stockholder, Cemig.

On December 30, 2015 Cemig GT concluded its sixth issue of commercial promissory notes, for a total of R$ 1,440. The net proceeds from the issue of Notes were allocated to payment of the first portion of the Concession Grant Fee for the hydraulic plants in Lot D of Aneel Auction 12/2015. The Promissory Notes have maturity at 360 days, on December 24, 2016, and pay remuneratory interest equal to 120.00% of the average one-day ‘DI’, ‘over extra-grupo’ rate for interbank deposits, to be paid on the maturity date. This issue has a surety guarantee from the controlling stockholder, Cemig.

Debentures

The debentures issued by the Company are not convertible into shares, and have the following characteristics:

Issuer	Guarantee	Annual cost (%)	Maturity	2015	2014
Cemig GT – 2nd Issue – 2nd Series	None	IPCA + 7.68	2015	—	554
Cemig GT – 3rd Issue – 1st Series	Unsecured	CDI + 0.90	2017	540	529
Cemig GT – 3rd Issue – 3rd Series	Unsecured	IPCA + 6.20	2022	923	833
Cemig GT – 3rd Issue – 2nd Series	Unsecured	IPCA + 6.00	2019	275	248
Cemig GT – 4th Issue	Unsecured	CDI + 0.85	2016	501	502
Cemig GT – 5th Issue	Unsecured	CDI*1.70	2018	1,412	1,406
Cemig D – 3rd Issue – 1st Series	Surety	CDI + 0.69	2018	462	451
Cemig D – 3rd Issue – 2nd Series	Surety	IPCA + 4.70	2021	1,403	1,266
Cemig D – 3rd Issue – 3rd Series	Surety	IPCA + 5.10	2025	839	758
Debentures	Surety	CDI+1.6	2018	1,037	—
Debentures	Surety	IPCA+8.07	2020	29	—
Cemig D – 2nd Issue	None	IPCA + 7.96	2017	441	599
Gasmig	Unsecured	TJLP+3.12	2016	41	90
Gasmig	Unsecured	CDI+0.62	2015	—	100
Gasmig	Unsecured	CDI+0.74	2018	100	100
Gasmig	Unsecured	TJLP+7.82 (75%) and Selic+1.82(25%)	2022	125	90
GASMIG	Unsecured	CDI + 1.60	2018	103	—
Cemig Telecom—1st Issue, 1st Series (4)	Receivables (Revenue)	TJLP+3.62	2018	8	12
Cemig Telecom—1st Issue, 2nd Series (4)	Receivables (Revenue)	TJLP+4.32	2018	3	4
Cemig Telecom—1st Issue, 3rd Series (4)	Receivables (Revenue)	TJLP+1.72	2018	2	2
Cemig Telecom—1st Issue, 4th Series (4)	Receivables (Revenue)	TJLP+3.62	2018	2	4
Cemig Telecom—1st Issue, 5th Series (4)	Receivables (Revenue)	TJLP+4.32	2018	—	1
Cemig Telecom—1st Issue, 6th Series (4)	Receivables (Revenue)	TJLP+1.72	2018	—	1

TOTAL				8,246	7,550

For the debentures issued by the Company, there are no restrictive covenants, nor agreements for renegotiation, nor debentures held in treasury. There is an early maturity cross-default clause in the event of non-payment of any pecuniary obligation with individual or aggregate value greater than R$ 50 million.

Restrictive covenants

The Company has financing contracts with covenants related to financial indices, calculated in a balance sheet audited by an independent auditing company registered with the CVM (Brazilian Securities Commission), as follows:

Covenant	Required ratio
CEMIG
Shareholders’ equity of the Guarantor / Total assets of the Guarantor (1)	30% or more
Shareholders’ equity / Total assets of the Guarantor (Cemig – Cia. Energética de Minas Gerais) (2)	30% or more
Net debt / Ebitda (2)	4x or less
GASMIG
Ebitda / Service of debt (3)	1.3 or more;
Total liabilities / Total assets (3)	Less than 0.6
Cemig Telecom
Ebitda / Service of debt (4)	1.10 or more
Ebitda margin (Ebitda / Net operational revenue) (4)	0.30 or more
Equity / Total assets (4)	0.30 or more
Total financial debt / Ebitda (4)	3.50 or less

(1)	If it does not succeed in achieving the required ratio, the subsidiary Cemig GT will have six months from the end of the business year in which the ratio was found, to: (i) constitute real guarantees which in the assessment of the BNDES represent 130.00% of the value of the debtor balance of the contract; or (ii) present an interim balance sheet, audited by an auditor registered with the CVM (Brazilian Securities Commission), that indicates the return to the index required.
(2)	If it does not meet the required indices, the Company must, within 30 calendar days from the date of written notice by the BNDES on non-achievement of one of the indices, constitute real guarantees which in the assessment of the BNDES represent 130.00% of the value of the amount outstanding under the contract, unless the levels referred to have been re-established within that period.
(3)	Cross default: Certain contractually specified situations can cause early maturity of other debts.
(4)	The event of non-compliance with certain clauses by Cemig Telecom may cause blockage of the funds in the Attention Account, early maturity of the contract, and execution of the guarantees. These obligations can be principally summed up as maintaining, from the time of issue of the debentures to their final maturity, at least three of the four following financial ratios, which must be met at the end of each half-year, i.e. on June 30 and December 31.

On December 31, 2015, all restrictive covenants were complied with.

20.	REGULATORY CHARGES

	2015	2014
Global Reversion Reserve – RGR	48	48
Energy Development Account – CDE	280	21
Eletrobrás – Compulsory loan	1	1
Aneel inspection charge	3	3
Energy Efficiency	207	138
Research and Development	160	99
Energy System Expansion Research	2	4
National Scientific and Technological Development Fund	3	8
Proinfa Alternative Energy Program	7	4
Emergency capacity charge	31	32
Consumer charges – ‘Tariff Flag’ amounts	1	—

	743	358

Current liabilities	517	106
Non-current liabilities	226	252

21.	POST-RETIREMENT LIABILITIES

Forluz Pension plan (a Supplementary retirement pension plan)

Cemig is a sponsor of Forluz –Forluminas Social Security Foundation, a non-profit legal entity whose object is to provide its associates and participants and their dependents with a financial income to complement retirement and pension, in accordance with the Forluz pension plan that they are subscribed in.

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

Amortization of the actuarial obligations and recognition in the financial statements

In this Note the Company states its obligations and expenses incurred for purposes of the Retirement Plan, Health Plan, Dental Plan and the Life Insurance Plan in accordance with the standards specified by the IAS 19 – Employee Benefits, and an independent actuarial opinion issued as of December 31, 2015.

The Company has recognized an obligation for past actuarial deficits relating to the pension fund in the amount of R$ 812 on December 31, 2015 (R$ 799 on December 31, 2014). This amount has been recognized as an obligation payable by Cemig, its subsidiaries and jointly-controlled entities, and is being amortized by June 2024, through monthly installments calculated by the system of constant installments (known as the ‘Price’ table). After the Third Amendment to the Forluz Agreement, the amounts began to be adjusted only by the IPCA Inflation Index (Índice Nacional de Preços ao Consumidor Amplo, or Amplified National Consumer Price Index) published by the Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística, or IBGE), plus 6% per year.

Thus, for the retirement obligations, the liability recognized in the Statement of financial position is the debt agreed with Forluz for amortization of the actuarial obligations mentioned above, in view of the fact that in 2014 it is greater than the liability to the pension fund contained in the actuary’s opinion. Because the Company is required to pay this debt even if Forluz has a surplus, the Company recorded the debt in full, and record the effects of monetary updating and interest in the Statement of income.

Independent Actuarial Information

The consolidated actuarial information of the Holding company and of the subsidiaries Cemig GT and Cemig D is as follows:

2015	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Present value of funded obligations	8,049	1,323	30	554	9,956
Fair value of plan assets	(6,703)	—	—	—	(6,703)

Net liabilities in statement of financial position	1,346	1,323	30	554	3,253

2014	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Present value of funded obligations	8,124	1,120	33	680	9,957
Fair value of plan assets	(8,051)	—	—	—	(8,051)

Net liabilities (net assets)	73	1,120	33	680	1,906

Adjustment to Asset Ceiling	79	—	—	—	79

Adjusted net liabilities	152	1,120	33	680	1,985

Complement for debt to Forluz	646	—	—	—	646

Net liabilities in statement of financial position	798	1,120	33	680	2,631

The changes in the present value of the defined benefit obligation are as follows:

	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Defined-benefit obligation on December 31.2012	9,191	820	22	736	10,769
Cost of current service	11	17	—	8	36
Interest on the actuarial obligation	806	72	2	68	948
Actuarial losses (gains) recognized	(2,037)	169	6	(200)	(2,062)
Benefits paid	(619)	(66)	(2)	(12)	(699)

Defined-benefit obligation on December 31.2013	7,352	1,012	28	600	8,992

Cost of current service	6	6	—	4	16
Interest on the actuarial obligation	869	125	4	73	1,071
Actuarial losses (gains) recognized	570	50	2	14	636
Benefits paid	(673)	(73)	(2)	(11)	(759)

Defined-benefit obligation on December 31.2014	8,124	1,120	32	680	9,956

Cost of current service	6	7	1	3	17
Interest on the actuarial obligation	934	135	3	81	1,153
Actuarial losses (gains) recognized	(281)	138	(4)	(124)	(271)
Plan amendment—Past service	—	—	—	(74)	(74)
Benefits paid	(734)	(77)	(2)	(12)	(825)

Defined-benefit obligation on December 31.2015	8,049	1,323	30	554	9,956

Changes in the fair values of the plan assets were as follows:

Pension plans and retirement supplement plans
Fair value at December 31. 2012	8,142

Real return on the investments	104
Contributions from the Employer	101
Benefits paid	(619)

Fair value at December 31. 2013	7,728

Real return on the investments	889
Contributions from the Employer	107
Benefits paid	(673)

Fair value at December 31. 2014	8,051

Real return on the investments	(730)
Contributions from the Employer	116
Benefits paid	(734)

Fair value at December 31. 2015	6,703

The company made changes to its life insurance, coming into effect on January 1, 2016, which result in changes to the maximum limit of the capital insured. This change resulted in a reduction of R$ 74 in the post-retirement liabilities reported at December 31, 2015, with counterpart in the Statement of income for 2015.

The amounts recognized in the 2015, 2014 and 2013 Statement of income are as follows:

2015	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Cost of current service	6	7	1	3	17
Interest on the actuarial obligation	934	135	3	81	1,153
Expected return on the assets of the Plan	(933)	—	—	—	(933)
Past service cost	—	—	—	(74)	(74)

Expense as per actuarial opinion	7	142	4	10	163

Adjustment relating to debt to Forluz	122	—	—	—	122

Expense in 2015	129	142	4	10	285

2014	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Cost of current service	6	6	—	4	16
Interest on the actuarial obligation	869	125	4	73	1,071
Expected return on the assets of the Plan	(922)	—	—	—	(922)

Expense as per actuarial opinion	(47)	131	4	77	165

Adjustment to the asset ceiling	47	—	—	—	47
Adjustment relating to debt to Forluz	99	—	—	—	99

Expense in 2014	99	131	4	77	311

2013	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Cost of current service	11	17	—	8	36
Interest on the actuarial obligation	806	72	2	68	948
Expected return on the assets of the Plan	(717)	—	—	—	(717)

Expense as per actuarial opinion	100	89	2	76	267

Adjustment relating to debt to Forluz	2	—	—	—	2

Expense in 2013	102	89	2	76	269

Changes in net liabilities:

	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Net liabilities on December 31. 2012	1,048	820	22	736	2,626
Expense (Revenue) Recognized in Statement of income	101	89	3	76	269
Contributions paid	(100)	(66)	(2)	(12)	(180)
Actuarial losses (gains)	(241)	169	6	(200)	(266)

Net liabilities on December 31. 2013	808	1,012	29	600	2,449

Expense Recognized in Statement of income	99	131	4	77	311
Contributions paid	(109)	(73)	(2)	(11)	(195)
Actuarial losses (gains)	—	50	2	14	66

Net liabilities on December 31. 2014	798	1,120	33	680	2,631

Expense Recognized in Statement of income	129	142	4	84	359
Contributions paid	(116)	(77)	(3)	(12)	(208)
Plan amendment—Past service	—	—	—	(74)	(74)
Actuarial losses (gains)	535	138	(4)	(124)	545

Net liabilities on December 31. 2015	1,346	1,323	30	554	3,253

			2015	2014	2013

Current liabilities			167	153	138
Non-current liabilities			3,086	2,478	2,311

The expenses on pension funds are recorded in Financial revenues (expenses) because they represent the interest and monetary adjustments on the debt to Forluz, as mentioned previously in this Note. The expenses on the health, dental, and life insurance plans are recorded in the Other operating expenses line.

The independent actuary’s estimate for the expense amount to be recognized for the 2016 business year is as follows:

	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Cost of current service	5	9	—	3	17
Interest on the actuarial obligation	1,013	174	4	72	1,263
Expected return on the assets of the Plan	(833)	—	—	—	(833)

Expense in 2016 as per actuarial opinion	185	183	4	75	447

The expectation for payment of benefits for the 2016 business year is as follows:

	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Estimate of payments of benefits	773	81	2	13	869

The Company and its subsidiaries have the expectation of making contributions in 2016 of R$ 123 for amortization of the agreed debt and R$ 94 to the Defined Contribution Plan (recorded directly in the profit or loss for the year).

The principal categories of assets of the plan, as a percentage of the total of the plan’s assets, are as follows:

	2015	2014
Shares of Brazilian companies	6.90%	8.68%
Fixed income securities	66.38%	58.16%
Real estate property	9.66%	8.16%
Other	17.06%	25.00%

Total	100.00%	100.00%

The assets of the Pension Plan include the following assets, valued at fair value, of Cemig, Cemig GT and Cemig D:

	2015	2014
Non-convertible debentures issued by the Sponsor and subsidiaries	418	345
Shares issued by the Sponsor	6	9
Real estate properties of the Foundation occupied by the Sponsors	230	230

	654	584

This table gives the main actuarial assumptions:

	2015	2014
Annual discount rate for present value of the actuarial obligation	13.20%	12.00%
Annual expected return on plan assets	13.20%	12.00%
Long-term annual inflation rate	5.50%	5.50%
Annual salary increases	7.61%	7.61%
Mortality rate	AT-2000	AT-2000
Disability rate	Álvaro vindas	Álvaro Vindas
Disabled mortality rate	AT 49	AT 49

Below is a sensitivity analysis of the effects of changes in the principal actuarial assumptions used to determine the defined-benefit obligation on December 31, 2015:

Effects on the defined-benefit obligation	Pension and retirement supplement plan	Health Plan	Dental Plan	Life insurance	TOTAL
Change in the Mortality Table by one year	283	16	—	24	323
Reduction of 1% in the discount rate	741	151	3	94	989

In the presentation of the sensitivity analysis, the present value of the defined-benefit obligation was calculated using the Unit Projected Credit method, the same method used to calculate the defined-benefit obligation recognized in the Statement of financial position. The Company has not made changes in the methods used to calculate its post-retirement obligations for the business years ending December 31, 2015 and 2014.

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

Actions in which the company would be debtor

The Company and its subsidiaries have made Provisions for contingencies in relation to the legal actions in which, based on the assessment of the Company and its legal advisors, the chances of loss are assessed as ‘probable’ (i.e. that an outflow of funds to settle the obligation will be necessary), as follows:

	2014	Additions	Reversals	Closed	2015
Employment-law cases	323	39	(35)	(37)	290
Civil cases
Consumer relations	19	14	(2)	(13)	18
Other civil actions	24	10	—	(6)	28

	43	24	(2)	(19)	46
Tax	72	5	(9)	(1)	67
Environmental	1	—	(1)	—	—
Regulatory	36	13	(3)	—	46
Corporate (2)	239	30	—	—	269
Other	41	6	(9)	(1)	37

TOTAL	755	117	(59)	(58)	755

	2013	Additions	Reversals	Closed	Liabilities assumed in business combination¹	2014
Employment-law cases	146	250	(7)	(66)	—	323
Civil cases
Consumer relations	29	10	(10)	(10)	—	19
Other civil actions	23	12	(6)	(5)	—	24

	52	22	(16)	(15)	—	43
Tax	26	30	(18)	(16)	50	72
Environmental	1	1	(1)	—	—	1
Regulatory	50	8	(22)	—	—	36
Corporate (2)	—	239	—	—	—	239
Other	31	14	(2)	(2)	—	41

TOTAL	306	564	(66)	(99)	50	755

1.	Acquisition of an additional equity interest in, and control of, Gasmig, which began to consolidated in October 2014. More details in Note 14 to the financial statements.
2.	The difference in monetary updating of the Advance against Future Capital Increase made by the government of Minas Gerais State, subject of dispute, has been provisioned with a counterpart in Financial revenue (expenses). There are more details in Note26.

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

The value of the contingency is approximately R$ 972 (R$ 794 on December 31, 2014), of which R$ 290 has been provisioned (R$ 323 on December 31, 2014) – this being the probable estimate for funds needed to settle these disputes.

On December 31, 2015 the company was party in proceedings before the Employment-Law Courts for a Collective Salary Adjustment filed by the Minas Gerais Electricity Industry Workers’ Union (Sindicato dos Trabalhadores no Indústria Energética de Minas Gerais – Sindieletro), and a further 13 federations/unions. The final decision subject to no further appeal in this case was given on February 23, 2015, requiring the Company to give a real-terms increase in employees’ salary, for productivity, on the basis of 3% (three per cent), to be applied since November 1. The amount involved was R$ 127. In 2015 the action was withdrawn upon the Company entering into a Specific Agreement with the labor union entities for the payment of the amounts backdated, for the period November 1, 2012 November 28, 2015, in installments, on the payroll.

Consumer relations

The Company and its subsidiaries are parties in various civil actions relating to indemnity for pain and suffering and for material damages, arising, principally, from allegations of irregularity in measurement of consumption, and claims of undue charging, in the normal course of business, totaling R$ 18 (R$ 30 on December 31, 2014), of which R$ 17 (R$ 19 on December 31, 2014) has been provisioned – this being the probable estimate for funds needed to settle these disputes.

Other civil cases

Cemig and its subsidiaries are parties in various civil actions claiming indemnity for pain and suffering and for material damages, among others, arising from incidents occurring in the normal course of business, in the amount of R$ 185 (R$ 175 on December 31, 2014), of which R$ 29 (R$ 24 on December 31, 2014) – the amount estimated as probably necessary for settlement of these disputes – has been provisioned.

Tax

The Company and its subsidiaries are parties in numerous administrative and court actions relating to taxes, including, among other matters, subjects relating to the ICMS (Value Added) tax on goods and services; the Urban Property Tax (Imposto sobre a Propriedade Territorial Urbana, or IPTU); the Rural Property Tax (ITR); the tax on donations and legacies (ITCD), the Social Integration Program (Programa de Integração Social, or PIS), the Contribution to Finance Social Security (Contribuição para o Financiamento da Seguridade Social, or Cofins), Corporate Income Tax (Imposto de Renda Pessoa Jurídica, or IRPJ), the Social Contribution Tax (Contribuição Social sobre o Lucro Líquido, or CSLL) and applications to stay tax execution on tax matters. The amount of the contingency is approximately R$ 257 (vs. R$ 266 on December 31, 2014). Of this total, R$ 69 has been provisioned (vs. R$ 73 on December 31, 2014) – this being the best probable estimate for funds needed to settle these disputes.

Environmental

The Company and its subsidiaries are involved in environmental matters, in which the subjects include protected areas, environmental licenses, recovery of environmental damage, and other matters, in the approximate total amount of R$ 26 (R$ 20 on December 31, 2014), of which R$ 1 has been provisioned on December 31, 2014 – the amount estimated as probably necessary for settlement of these disputes.

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

The value of the contingency is approximately R$ 202 (R$ 154 on December 31, 2014), of which R$ 45 has been provisioned (R$ 35 on December 31, 2014) – this being the best probable estimate for funds needed to settle these disputes.

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

Based on the opinion of the Company’s legal advisors, the chances of loss have been assessed as ‘probable’ and the amount provisioned, with a counterpart in Financial revenue (expenses) of R$ 269 (R$ 239 on December 31, 2014), which is the estimated probable amount of funds that might be used to settle the matter.

Other legal actions in the normal course of business

Breach of contract – provision of services of cleaning power line paths and accesses

The Company is a party in disputes alleging losses suffered as a result of supposed breach of contract at the time of provision of services of cleaning of power line pathways and firebreaks. The amount provisioned is R$ 24 (R$ 24 at December 31, 2014), this being estimated as the likely amount of funds necessary to settle this dispute.

Other legal actions

In addition to the issues described above, the Company is involved, on plaintiff or defendant side, in other cases, of smaller scale, related to the normal course of its operations, with an estimated total amount of R$ 126 (R$ 99 on December 31, 2014), of which R$ 12 (R$ 16 on December 31, 2014) – the amount estimated as probably necessary for settlement of these disputes – has been provisioned. Management believes that it has appropriate defense for these actions, and does not expect these issues to give rise to significant losses that could have an adverse effect on the Company’s financial position or profit.

Contingent liabilities – for cases in which the chances of loss are assessed as ‘possible’, and the Company believes it has arguments of merit for legal defense

Tax and similar charges

The Company is a party in numerous administrative and court proceedings in relation to taxes. Below are details of the principal cases:

Indemnity of the employees’ future benefit – the ‘Anuênio’

In 2006, the Company paid an indemnity to its employees, totaling R$ 178, in exchange for rights to future payments (referred to as the Anuênio) for time of service, which would otherwise be incorporated, in the future, into salaries. The company did not pay income tax nor Social Security contributions in relation to these amounts because it considered that those obligations are not applicable to amounts paid as an indemnity. However, to avoid the risk of a future fine arising from a differing interpretation by the federal tax authority and the National Social Security Institution (Instituto Nacional de Seguridade Social, or INSS), the Company decided to apply for an order of mandamus, and the court permitted payment into Court of R$ 122. This was posted in Escrow deposits in litigation. The amount of the contingency, updated, is R$ 264 (R$ 239 on December 31, 2014) and, based on the arguments above, Management has classified the chance of loss as ‘possible’.

Social Security contributions

The Brazilian federal tax authority (Secretaria da Receita Federal) has brought administrative proceedings against the Company, under various headings: employee profit shares (Participação nos Lucros e Resultados, or PLR), the Workers’ Food Program (Programa de Alimentação do Trabalhador, or PAT), overtime payments, hazardous occupation payments, matters related to Sest/Senat (transport workers’ support programs), and fines for non-compliance with accessory obligations. The Company has presented defenses and awaits judgment. The amount of the contingency is approximately R$ 1,361 (R$ 1,221 on December 31, 2014). The Company has assessed the chances of loss as ‘possible’ – reflecting that there is no legal obligation to sign an agreement prior to the business year to which the case refers.

Non-homologation of offsetting of tax credit

In several administrative cases, the federal tax authority did not accept (and ratify) the Company’s declared offsetting of federal taxes using credits arising from undue or excess payment of federal taxes. The amount of the contingency is R$ 663 (R$ 655 on December 31, 2014). The Company has assessed the chance of loss as ‘possible’, since it believes that it has met the requirements of the National Tax Code (Código Tributário Nacional, or CTN).

Corporate tax return – restitution and offsetting

The Company is a party in an administrative case involving requests for restitution and compensation of credits arising from tax carryforward balances indicated in the tax returns (DIPJs) for the calendar years from 1997 to 2000, and also for excess payments identified by the corresponding tax payment receipts (DARFs and DCTFs). Due to completion of all appeals in the administrative sphere, an ordinary legal action has been filed, for the approximate total amount of R$ 482 (R$ 432 on December 31, 2014). The chances of loss in this action are assessed as ‘possible’, due to nullities in the conduct of the administrative proceedings and mistaken assumptions made by the inspectors in the administrative judgment.

Income tax withheld at sourced (IRRF) on capital gain in a stockholding transaction

The federal tax authority issued an infringement notice on Cemig as a jointly responsible party with its jointly-controlled entity Parati S.A. Participações em Ativos de Energia Elétrica (Parati), relating to income tax withheld (Imposto de Renda Retido na Fonte, or IRRF) allegedly applicable to returns paid by reason of a capital gain in a stockholding transaction relating to the purchase by Parati of 100.00% of the equity interest held by Enlighted in Luce LLC (a company with head office in Delaware, USA), holder of 75.00% of the shares in the Luce Brasil equity investment fund (FIP Luce), which was indirect holder, through Luce Empreendimentos e Participações S.A., of approximately 13.03% of the total and voting shares of Light S.A. (Light). The amount of the contingency is approximately R$ 202 (R$ 170 on December 31, 2014), and the chances of loss have been assessed as ‘possible’.

Social Contribution tax (‘CSLL’) on net income

The federal tax authority issued a claim for incorrect payment against the Company for the business years 2012 and 2013, alleging non-addition, or deduction, by the Company, of amounts relating to the following items in calculating the Social Contribution tax on net income: (i) Taxes with liability suspended; (ii) donations and sponsorship (Law 8313/91); and (iii) fines for various alleged infringements. The amount of this contingency is R$ 227 (R$ 203 on December 31, 2014). The Company has classified the chances of loss as ‘possible’, in accordance with the analysis of the case law on the subject and because it has presented arguments with consistent grounds.

Regulatory matters

Public Lighting Contribution (CIP)

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

The Company believes it has arguments of merit for defense in these claims, since the charge at present made is grounded on Aneel Normative Resolution 456/2000. As a result it has not constituted a provision for this action, the amount of which is estimated at R$ 1,232 (R$ 1,457on December 31, 2014). It has assessed the chances of loss in this action as ‘possible’, due to the Consumer Defense Code (Código de Defesa do Consumidor, or CDC) not being applicable, because the matter is governed by the specific regulation of the electricity sector, and because Cemig complied with Aneel Resolutions 414 and 456, which deal with the subject.

Accounting of electricity sale transactions in the Electricity Trading Chamber (CCEE)

In an action dating from August 2002, AES Sul Distribuidora challenged in the courts the criteria for accounting of electricity sale transactions in the wholesale electricity market (Mercado Atacadista de Energia, or MAE) (predecessor of the present Electricity Trading Chamber –Câmara de Comercialização de Energia Elétrica, or CCEE), during the period of rationing in 2001–2. It obtained an interim judgment in its favor in February 2006, which ordered Aneel, working with the CCEE, to comply with the claim by AES Sul and recalculate the settlement of the transactions during the rationing period, leaving out of account Aneel’s Dispatch 288 of 2002.

This was to be put into effect in the CCEE as from November 2008, resulting in an additional disbursement for Cemig, referring to the expense on purchase of energy in the spot market on the CCEE, in the approximate amount of R$ 230 (R$ 195 on December 31, 2014). On November 9, 2008 the Company obtained an interim remedy in the Regional Federal Appeal Court (Tribunal Regional Federal, or TRF) suspending the obligatory nature of the requirement to pay into court the amount that would have been owed under the Special Financial Settlement made by the CCEE.

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

In May 2013, the Brazilian Independent Electricity Producers Association (Associação Brasileira dos Produtores Independentes de Energia Elétrica, or Apine), with which the Company is associated, obtained an interim court remedy suspending the effects of Articles 2 and 3 of CNPE Resolution 3, exempting generators from payment of the ESS under that Resolution.

As a result of the interim remedy, the CCEE (Wholesale Training Chamber) carried out the financial settlement for transactions in April through December 2013, using the criteria prior to the said Resolution. As a result, the Company recorded the costs of the ESS in accordance with the criteria for financial settlement published by the CCEE, without the effects of CNPE Resolution 3.

The applications by the plaintiff (Apine) were granted in the first instance, confirming the interim remedy granted in favor of its associates, including Cemig GT and its subsidiaries. This decision was the subject of an appeal, distributed to the 7th Panel of the TRF (Tribunal Federal Regional – Regional Federal Court) of the 1st Region, in which judgment is awaited.

The amount of the contingency is approximately R$ 155 (R$ 127 on December 31, 2014). In spite of the successful judgment at the first instance, the Association’s legal advisers still considered the chances of loss in this contingency as ‘possible’. The Company agrees with this, since there are not yet elements to enable foreseeing the outcome of the Appeal filed by the federal government.

PPE assets in service

In August 2014 Aneel filed a notice of infringement alleged the Company had not met all the requirements for appropriation of costs in works and other procedures adopted and its compliance with the current legislation. This is a type of inspection and complaint that has never happened before, relating as it does to the Electricity Sector Property Control Manual. The amount of the contingency is R$ 66 (R$ 59 on December 31, 2014). The Company has classified the chances of loss as ‘possible’, because it believes it has arguments of merit for legal defense, due to the regularity and legality of the Normative Acts issued by Aneel, which orient the actions of the Company, and also due to compliance with the Normative Resolutions of Aneel in relation to the requirements of law; and also the public interest in the transfer of electricity assets; and has therefore not constituted a provision for this action.

Tariff increases

Exclusion of consumers inscribed as low-income

The Federal Public Attorneys’ Office filed a class action against the Company and Aneel, to avoid exclusion of consumers from classification in the Low-income Residential Tariff Sub-category, requesting an order for the Company to pay 200% of the amount allegedly paid in excess by consumers. Judgment was given in favor of the plaintiffs, but the Company and Aneel have filed an interlocutory appeal and await judgment. On December 31, 2015 the amount of the contingency was approximately R$ 222 (R$ 190 on December 31, 2014). The Company has classified the chances of loss as ‘possible’ due to other favorable judgments on this theme.

Periodic Tariff Adjustment – Neutrality of ‘Portion A’

The Municipal Association for Protection of the Consumer and the Environment (Associação Municipal de Proteção ao Consumidor e ao Meio Ambiente, or Amprocom) filed a class action against the Company and against Aneel, for identification of all the consumers allegedly damaged in the processes of Periodic Review and Annual Adjustment of tariffs, in the period 2002 to 2009, and restitution, through credits on electricity bills, of any amounts unduly charged, arising from non-consideration of the impact of future variations in consumer electricity demand on non-manageable cost components, from the distributor’s non-manageable costs (‘Portion A’ costs), and the allegedly undue inclusion of these gains in manageable costs of the distributor (‘Portion B’’ costs), causing economic/financial imbalance of the contract. This is an action that could affect all distribution concession holders, which could thus lead to a new Electricity Sector Agreement. The estimated amount of the contingency is R$ 276 (R$ 234 on December 31, 2014). The Company has classified the chance of loss as ‘possible’, because it believes it has arguments of merit for legal defense and therefore has not made a provision for this action.

Environmental matters

Impact arising from construction of plants

An environmental association, in a class action, has claimed indemnity for supposed collective environmental damages as a result of the construction and operation of the Nova Ponte Hydroelectric Plant.

Due to the changes made in the environmental legislation and the trend toward a consensus in case law, the Company has re-evaluated the amounts and probabilities of loss on the claims in this action from: R$ 314 (R$ 254 on December 31, 2014). The Company believes it has arguments of merit for legal defense, and the adversary party has not demonstrated elements to prove its arguments, which will result in the need for expert witness proof to corroborate them. As a result, management has classified the chance of loss as ‘possible’.

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

The Company has filed appeals to the Higher Appeal Court (STJ) and the Federal Supreme Court (STF).

Based on the opinions of its legal advisers, the Company believes that this is a matter involving legislation at sub-constitutional level (there is a Federal Law with an analogous object) and thus a constitutional matter, on the issue of whether the state law is constitutional or not, so that the final decision is a matter for the national Higher Appeal Court (STJ) and the Federal Supreme Court (STF).

No provision has been constituted. The estimated amount of the contingency is R$ 99 (R$ 77 on December 31, 2014).

The Public Attorneys’ Office of Minas Gerais State has filed class actions requiring the formation of a Permanent Preservation Area (APP) around the reservoir of the Capim Branco hydroelectric plant, suspension of the effects of the environmental licenses, and recovery of alleged environmental damage. Based on the opinion of its legal advisors in relation to the changes that have been made in the new Forest Code and in the case law on this subject, the Company has classified the probability of loss in this dispute as ‘possible’. The estimated value of the contingency is R$ 64 (R$ 24 on December 31, 2014).

Other contingent liabilities

Early settlement of the CRC (Earnings Compensation) Account

The Company is a party in an administrative proceeding before the Audit Court of the State of Minas Gerais which challenges (i) a difference of amounts relating to the discount offered by Cemig for early repayment of the credit owed to Cemig by the State under the Receivables Assignment Contract in relation to the CRC Account (Conta de Resultados a Compensar, or Earnings Compensation Account) – this payment was completed in the first quarter of 2013 – and also (ii) possible undue financial burden on the State after the signature of the Amendments that aimed to re-establish the economic and financial balance of the Contract. The amount of the contingency is approximately R$ 363 (R$ 328 on December 31, 2014), and the Company believes that it has met the legal requirements, having based its actions on the Opinion of the Public Attorneys’ Office of the Audit Board of the State of Minas Gerais. Thus, it has assessed the chances of loss as ‘possible’, since it believes that the adjustment was made in faithful obedience to the legislation applicable to the case.

‘Light for Everyone’ Program – challenges by suppliers relating to contracts

The Company is a party in disputes alleging losses suffered as a result of supposed breach of contract at the time of implementation of part of the rural electrification program known as Luz Para Todos (‘Light for Everyone’). The estimated amount is R$ 202 (R$ 183 on December 31, 2014) and no provision has been made. The Company has classified the chances of loss as ‘possible’ as a result of the analysis that has been made of the argument and documentation used by the contracted parties in attempting to make the Company liable for any losses that allegedly occurred.

The Company is also a party in other disputes arising from alleged non-compliance with contracts in the normal course of business, for an estimated total of R$ 33 (R$ 25 on December 31, 2014).

Irregularities in competitive tender proceedings

The Company is a party in a dispute alleging irregularities in competitive tender proceedings, governed by an online invitation to bid. The estimated amount is R$ 24 (R$ 39 on December 31, 2014), and no provision has been made. The Company has classified the chances of loss as ‘possible’, after analysis of the case law on this subject.

Alteration of the monetary updated index of employment-law cases

The Higher Employment Law Appeal Court (Tribunal Superior do Trabalho, or TST), considering a position adopted by the Federal Supreme Court (Supremo Tribunal Federal, STF) in two actions on constitutionality that dealt with the index for monetary updating of federal debts, decided on August 4, 2015 that employment-law debts in actions not yet decided that discuss debts subsequent to June 30, 2009 should be updated based on the variation of the IPCA-E (Expanded National Consumer Price Index), rather than of the TR reference interest rate. On October 16, 2015 an interim injunction was given by the STF that suspended the effects of the TST decision, on the grounds that decisions on matters of general constitutional importance should exclusively be decided by the STF.

The estimated value of the difference between the monetary updating indices of the employment-law cases is R$ 140. No additional provision has been made, since the Company, based on the assessment by its legal advisers, has assessed the chances of loss in the action as ‘possible’, as a result of the decision by the STF, and of there being no established case law, nor analysis by legal writers, on the subject, after the injunction given by the Federal Supreme court.

23.	EQUITY AND REMUNERATION TO SHAREHOLDERS

The Company’s registered share capital on December 31, 2015 is R$ 6,294, in 420,764,708 common shares and 838,076,946 preferred shares, all with nominal value of R$ 5.00 (reais), as follows:

Shareholders	Number of shares on December 31,2015
	Common	%	Preferred	%	Total	%
Minas Gerais State	214,414,739	51	—	—	214,414,739	17
Other entities of M.G. State	56,703	—	10,418,812	1	10,475,515	1
AGC Energia S.A.	138,700,848	33	42,671,763	5	181,372,611	15
Others
In Brazil	58,127,167	14	179,358,041	21	237,485,208	18
Rest of world	9,465,251	2	605,628,330	73	615,093,581	49

Total	420,764,708	100	838,076,946	100	1,258,841,654	100

Shareholders	Number of shares on December 31,2014
	Common	%	Preferred	%	Total	%
Minas Gerais State	214,414,739	51	—	—	214,414,739	17
Other entities of M.G. State	56,703	—	79,001,657	9	79,058,360	7
AGC Energia S.A.	138,700,848	33	42,671,763	5	181,372,611	15
Others
In Brazil	57,399,306	14	129,586,308	16	186,985,614	14
Rest of world	10,193,112	2	586,817,218	70	597,010,330	47

Total	420,764,708	100	838,076,946	100	1,258,841,654	100

Earnings per share

The number of shares used in the calculation of basic profit and diluted profit per share, including the effect of the new shares, is as follows:

Number of shares	2015	2014	2013
Common shares	420,764,708	420,764,708	420,764,708
Preferred shares	838,076,946	838,076,946	838,076,946

	1,258,841,654	1,258,841,654	1,258,841,654

Held in treasury	(560,718)	(560,718)	(560,718)

Total	1,258,280,936	1,258,280,936	1,258,280,936

The Company does not have any dilutive instruments; each class of share carries an equal share in profits.

The following is the calculation of the basic and diluted profit per share:

	2015	2014	2013
Net income (A)	2,469	3,137	3,104
Total number of shares (B)	1,258,280,936	1,258,280,936	1,258,280,936

Basic and diluted profit per share (A/B) (R$)	1.96	2.49	2.47

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

(b)	Reserves

The account lines Capital Reserves and Profit Reserves are made up as follows:

Capital reserves and shares in Treasury	2015	2014	2013
Investment-related subsidies	1,857	1,857	1,857
Goodwill on issuance of shares	69	69	69
Shares in Treasury	(1)	(1)	(1)

	1,925	1,925	1,925

The Reserve for investment-related subsidies basically refers to the compensation by the federal government for the difference between the profitability obtained by Cemig up to March 1993 and the minimum return guaranteed by the legislation in effect at the time.

The reserve for treasury shares refers to the pass-through by Finor of shares arising from funds applied in Cemig projects in the area covered by Sudene (the development agency for the Northeast) under tax incentive programs.

Profit reserves	2015	2014	2013
Legal reserve	853	853	853
Reserve under the By-laws	57	57	2,861
Retained earnings reserve	2,906	1,655	71
Tax incentives reserve	50	29	—
Proposal for distribution of additional dividends	—	—	55
Reserve for obligatory dividends not distributed	797	—	—

	4,663	2,594	3,840

Legal reserve

Constitution of the Legal Reserve is obligatory, up to the limits established by law. The purpose of the Reserve is to ensure the security of the share capital, its use being allowed only for offsetting of losses or increase in the share capital. The Company did not deposit in the Legal Reserve in 2015 due to its having reached its legal limit.

Reserve under the by-laws

The Reserve under the By-laws is for future payment of extraordinary dividends, in accordance with Article 28 of the by-laws.

Retained Earnings reserve

The Retained Earnings Reserves are for profits not distributed in previous years, to guarantee execution of the Company’s Investment Program, and amortizations of loans and financings planned for the 2016 business year. The retentions are supported by capital budgets approved by the Board of Directors in the periods in question.

Tax Incentives Reserve

The Brazilian federal tax authority (Receita Federal) recognized the Company’s right to reduction of 75% in income tax, including the tax paid at the additional rate, calculated on the basis of the operating profit in the region of Sudene (the Development Agency for the Northeast), for 10 years starting in 2014. The amount of the tax incentive gain recorded was R$ 21 (R$ 29 on December 31, 2014). This reserve cannot be used for payment of dividends.

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

The calculation of the dividends proposed for distribution to shareholders for 2015, 2014 and 2013 is as follows:

Calculation of the Minimum Dividends required by the Bylaws for the preferred shares	2015	2014	2013
Nominal value of the preferred shares	4,190	4,190	4,190
Percentage applied to the nominal value of the preferred shares	10.00%	10.00%	10.00%

Amount of the dividends by the First payment criterion	419	419	419
Equity	12,984	11,281	12,638
Preferred shares as a percentage of Equity (net of shares held in Treasury)	66.58%	66.58%	66.58%

Portion of Equity represented by the preferred shares	8,645	7,511	8,415

Percentage applied to the portion of Equity represented by the preferred shares	3.00%	3.00%	3.00%

Amount of the dividends by the Second payment criterion	259	225	252

Calculation of the Minimum Dividends required by the Bylaws for the preferred shares	419	419	419

Obligatory Dividend
Net profit for the year	2,469	3,137	3,104
Obligatory dividend – 50.00% of net income	1,235	1,568	1,552
Income tax withheld at source on Interest on Equity	22	27	49

	1,257	1,595	1,601
Dividends proposed by management to the Annual General Meeting
Interest on Equity	200	230	533
Ordinary dividends	1,056	567	1,068

	1,256	797	1,601
Additional dividends proposed	—	—	55
Total dividends (net of withholding Income tax on Interest on Equity)	1,256	797	1,656
Total of the dividend for the preferred shares	836	531	1,103
Total of the dividend for the common shares	420	266	553
Dividends per share – R$
Minimum Dividends required by the by-laws for the preferred shares	0.50	0.50	0.50
Obligatory Dividend	1.00	1.27	1.27
Dividends proposed (net of withholding Income tax on Interest on Equity)	1.00	0.63	1.32

Allocation of Net income for 2015 – Proposal by management

The Board of Directors proposed to the Annual General Meeting, held on April 29, 2016, that the profit for 2015, in the amount of R$ 2,491, and the balance of retained earnings, of R$ 60, should be allocated as follows:

■	R$ 634 to be paid as minimum obligatory dividend to the shareholders of the Company, as follows:

– R$ 200 in the form of Interest on Equity, in two equal installments by June 30 and December 30, 2016 to shareholders whose names were on the Company’s nominal share registry on December 26, 2015.

– R$ 434 as dividends for 2015, to be paid by December 30, 2016 to shareholders whose names are on the Company’s nominal share registry on the date on which the Annual General Meeting is held.

■	R$ 634 to be held in in Shareholders’ equity in the Reserve for obligatory dividends not distributed, to be paid as and when the Company’s financial situation permits;

■	R$ 1,262 to be held in Shareholders’ equity in the Retained earnings reserve, to guarantee the Company’s consolidated investments planned for the 2016 business year, in accordance with a capital budget; and

■	R$ 21 to be held in Shareholders’ equity in the Tax incentives reserve, in reference to the tax incentive amounts obtained in 2015 in relation to the investments made in the region of Sudene.

In December 2015 the Company declared payment of Interest on Equity, on account of the calculation of the obligatory dividend for 2015, in the amount of R$ 200, corresponding to R$ 0.16 per share – this resulted in a tax benefit of R$ 68.

(d)	Equity valuation adjustments

Equity valuation adjustments	2015	2014	2013
Adjustments to actuarial liabilities – Employee Retirement Benefits	(120)	(14)	(6)
Other comprehensive income in subsidiary and jointly-controlled entities
Deemed cost of PP&E	720	780	850
Cumulative translation adjustments	81	26	17
Adjustments to actuarial liabilities – Employee Retirement Benefits	(579)	(324)	(282)

	222	482	585

Equity valuation adjustments	102	468	579

Cumulative translation adjustments refers to the foreign exchange variance incurred upon conversion and consolidation of Transchile’s financial statements, based on the period-end exchange rates. This difference is posted directly in this account of Equity.

The amounts reported as deemed cost of the generation assets are due to the valuation of the generation assets, with the assessment of their fair value at replacement cost in the initial adoption of international financial standards on January 1, 2009. The new valuation of the generation assets resulted in an increase in their value, posted in the specific line of Equity, net of the tax effects.

24.	REVENUE

	2015	2014	2013
Revenue from supply of electricity (a)	22,526	17,232	14,741
Revenue from use of the electricity distribution systems (TUSD) (b)	1,465	855	1,008
CVA and Other financial components in tariff increases (c)	1,704	1,107	—
Transmission revenue
Transmission concession revenue (d)	261	557	404
Transmission construction revenue (e)	146	80	91
Transmission indemnity revenue (f)	101	420	21
Distribution construction revenue	1,106	861	884
Transactions in electricity on the CCEE (g)	2,425	2,348	1,193
Supply of gas	1,667	422	—
Other operating revenues (h)	1,440	1,284	1,047
Deductions from revenue (i)	(11,549)	(5,626)	(4,762)

Net operating revenue	21,292	19,540	14,627

a) Revenue from supply of electricity

This table shows supply of electricity by type of consumer:

	GWh (1)			R$
	2015	2014	2013	2015	2014	2013
Residential	9,830	10,014	9,473	7,297	5,183	4,518
Industrial	22,969	26,026	23,452	5,781	4,793	4,023
Commercial. Services and Others	6,434	6,395	6,036	3,956	2,786	2,354
Rural	3,380	3,390	3,028	1,407	908	741
Public authorities	892	891	861	548	381	328
Public illumination	1,326	1,298	1,267	533	358	311
Public service	1,204	1,273	1,242	540	369	320

Subtotal	46,035	49,287	45,359	20,062	14,778	12,595

Own consumption	38	37	35	—	—	—
Supply not yet invoiced. net	—	—	—	257	144	2

	46,073	49,324	45,394	20,319	14,922	12,597

Wholesale supply to other concession holders (2)	10,831	14,146	16,127	2,207	2,310	2,144

Total	56,904	63,470	61,521	22,526	17,232	14,741

(1)	Data not audited by external auditors.
(2)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

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

c) The CVA (Portion A Costs Variation Compensation) Account, and Other financial components, in tariff adjustments

The gains arising from variations in the CVA Account (Portion ‘A’ Costs Variation Compensation Account) and Other financial components in calculation of tariffs, were recognized based on amendments to the distribution concession contracts, made on December 10, 2014. The amounts recognized arise from balances constituted in the last tariff adjustment, not yet amortized, and also amounts constituted in the current period to be ratified in the next tariff adjustment. For more information see Explanatory Note 13.

d) Transmission Concession Revenue

Transmission Revenue comprises the following:

■	Concession Transmission Revenue, which includes the portion received from agents of the electricity sector relating to operation and maintenance of the transmission lines;

■	Generation Connection System Revenue, arising from the transmission assets belonging to the generating units.

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

In December 2014 Cemig GT recorded in the statement of income for the year the difference between the amount of the valuation report preliminarily inspected by Aneel, which corresponds to an indemnity of R$ 954 (net of the R$ 285 already received) in relation to the carrying amount of R$ 597, which corresponded to a gain of R$ 357. For more information please see Note 13.

In 2015 Cemig GT recognized in Financial revenue (expenses) an item of R$ 101 for updating, by the IGP-M index, of the balance of the indemnity receivable in December 2014 (R$ 954). The amount receivable on December 31, 2015 is R$ 1,054. For more information see Note 13.

g)	Revenue from transactions in electricity on the CCEE (Wholesale Trading Chamber)

The revenue from transactions made through the Electricity Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) is the monthly positive net balance of settlements of transactions for purchase and sale of electricity in the Spot Market, through the CCEE.

h)	Other operating revenues

	2015	2014	2013
Charged service	14	11	10
Telecoms services	134	135	127
Services rendered	131	118	122
Subsidies (*)	996	790	673
Rental and leasing	93	81	57
Other	72	149	58

	1,440	1,284	1,047

(*)	Revenue recognized for the tariff subsidies applicable to users of distribution services, reimbursed by Eletrobras.

i)	Deductions from revenue

	2015	2014	2013
Taxes on revenue
ICMS tax	4,487	3,198	2,780
Cofins tax	2,263	1,628	1,301
PIS and Pasep taxes	491	353	282
Other	6	6	5

	7,247	5,185	4,368
Charges to the consumer
Global Reversion Reserve – RGR	36	39	70
Energy Efficiency Program (P.E.E.)	45	47	40
Energy Development Account – CDE	2,870	211	132
Quota for the Fuel Consumption Account – CCC	—	—	25
Research and Development – P&D	47	49	41
National Scientific and Technological Development Fund – FNDCT	47	48	33
Energy System Expansion Research – EPE	24	24	18
Consumer charges – Proinfa alternative sources program	27	29	27
0.30% additional payment (Law 12111/09) (1)	—	(6)	8
Consumer charges – ‘Tariff Flag’ amounts	1,067	—	—
Other	139	—	—
	4,302	441	394

	11,549	5,626	4,762

(1)	Reimbursement recognized by the Company in first quarter 2014, as per Official Letter 782/2013 authorized by Aneel, due to excess payment.

25.	OPERATING COSTS AND EXPENSES

	2015	2014	2013
Personnel (a)	1,435	1,252	1,284
Employees’ and managers’ profit shares	137	249	221
Post-retirement liabilities	156	212	176
Materials	154	381	123
Outsourced services (b)	899	953	917
Electricity purchased for resale (c)	9,542	7,428	5,207
Depreciation and amortization	835	801	824
Operating provisions (d)	1,401	581	305
Charges for the use of the national grid	999	744	575
Gas purchased for resale	1,051	254	—
Construction costs (e)	1,252	942	975
Other operating expenses. net (f)	456	654	624

	18,317	14,451	11,231

a)	Personnel expenses

	2015	2014	2013
Remuneration and salary-related charges and expenses	1,273	1,098	1,039
Supplementary pension contributions – Defined-contribution plan	85	80	77
Assistance benefits	142	144	140

	1,500	1,322	1,256
Voluntary retirement program	2	4	78
( – ) Personnel costs transferred to Works in progress	(67)	(74)	(50)

	(65)	(70)	28

	1,435	1,252	1,284

b)	Outsourced services

	2015	2014	2013
Collection / Meter reading	122	184	183
Communication	64	67	63
Maintenance and conservation of electrical facilities and equipment	238	230	208
Building conservation and cleaning	100	91	87
Contracted labor	6	7	17
Freight and airfares	10	11	8
Accommodation and meals	17	18	15
Security services	28	26	23
Consultancy	17	24	21
Maintenance and conservation of furniture and utensils	46	37	38
Maintenance and conservation of vehicles	11	12	9
Disconnection and reconnection	26	19	17
Environment	22	29	27
Legal services and procedural costs	24	33	32
Tree pruning	23	23	24
Cleaning of power line pathways	30	29	32
Copying and legal publications	14	9	9
Inspection of consumer units	4	4	5
Printing of tax invoices and electricity bills	4	5	7
Other	93	95	92

	899	953	917

c)	Electricity purchased for resale

	2015	2014	2013
From Itaipu Binacional	1,734	830	1,016
Physical guarantee quota contracts	252	221	226
Quotas from Angra I and II Nuclear Plants	200	179	160
Spot market	935	1,263	304
Proinfa Program	253	262	256
‘Bilateral contracts’	326	380	333
Electricity acquired in Regulated Market auctions	3,978	3,242	2,121
Electricity acquired in the Free Market	2,762	1,762	1,285
Credits of Pasep and Cofins taxes	(898)	(711)	(494)

	9,542	7,428	5,207

In 2015, due to the low level of the reservoirs, the hydroelectric generators generated a volume of electricity lower than their contractual commitments, as measured by the GSF (Generation Scaling Factor). This resulted in the generators acquiring the amount of their resulting deficit in the spot market, on the Wholesale Market (CCEE), at the high levels of the spot price (PLD).

Due to this issue, the Mining and Energy Ministry, through Provisional Measure 688 (converted into Law 13203/2015), set the criteria and conditions for renegotiation of hydrological risk in hydroelectric generation by agents participating in the MRE (Energy Reallocation Mechanism), specifying conditions for both the Regulated Market (Ambiente de Contratação Regulada, or ACR) and the Free Market (Ambiente de Contratação Livre, or ACL).

After carrying out studies, the Company decided to accept this system only in the Regulated Market, for the Queimado and Irapé plants. This resulted in the recording of a regulatory asset of R$ 63 in 2015, and reduction of the expense on spot-market supply.

d)	Operating provisions (reversals)

	2015	2014	2013
Allowance for doubtful receivables	175	127	121
Contingency provision
Employment-law cases	4	242	171
Civil cases	22	6	(16)
Tax	(4)	13	(5)
Environmental	(1)	—	(4)
Regulatory	10	(14)	16
Other	(3)	12	22

	28	259	184
Provision for losses on investments
Put option—Parati (Note 14)	1,079	166	—
Put option—SAAG (Note 14)	119	29	—

	1,401	581	305

e)	Construction cost

	2015	2014	2013
Personnel and managers	65	60	52
Materials	521	415	387
Outsourced services	504	385	461
Other	162	82	75

	1,252	942	975

f)	Other operating expenses, net

	2015	2014	2013
Leasings and rentals	102	112	104
Advertising	11	19	43
Own consumption of electricity	21	17	13
Subsidies and donations	31	50	40
Paid concession	7	23	22
Taxes and charges (IPTU. IPVA and others)	6	107	85
Insurance	9	9	8
CCEE annual charge	8	7	8
Net loss on deactivation and disposal of assets	60	100	83
Forluz – Administrative running cost	22	22	22
Other expenses	179	188	196

	456	654	624

Operating Leases

The Company has operating lease contracts relating, mainly, to vehicles and buildings used in its operational activities. Their amounts are not material in relation to the Company’s total costs.

26.	FINANCIAL REVENUES AND EXPENSES

	2015	2014	2013
FINANCIAL REVENUES
Income from cash investments	251	298	300
Late charges on overdue electricity bills	230	166	159
Foreign exchange variations	76	15	16
Monetary variations	36	53	—
Monetary variations—CVA	68	—	—
Monetary updating on Court escrow deposits	212	—	209
Pasep and Cofins taxes charged on financial revenues	(84)	(38)	81
Net updating of the Financial assets of the concession	606	58	5
Contractual penalty payments	16	10	19
Adjustment to present value	2	—	—
Gains on financial instruments	—	—	2
Monetary updating of CRC Account	—	—	43
Other	56	31	51

	1,469	593	885
FINANCIAL EXPENSES
Costs of loans and financings	(1,386)	(931)	(698)
Foreign exchange variations	(172)	(26)	(45)
Monetary updating – Loans and financings	(387)	(271)	(235)
Monetary updating – concession agreements	(11)	(17)	(24)
Charges and monetary updating on Post-retirement liabilities	(129)	(99)	(95)
Monetary updating – AFAC from Minas Gerais state government	(30)	(239)	—
Other	(89)	(111)	(97)

	(2,204)	(1,694)	(1,194)

NET FINANCIAL REVENUE (EXPENSES)	(735)	(1,101)	(309)

The Pasep and Cofins expenses apply to Interest on Equity.

27.	RELATED PARTY TRANSACTIONS

The principal balances and transactions with related parties of Cemig and its subsidiaries and jointly-controlled entities are:

COMPANY	ASSETS		LIABILITIES		REVENUE			EXPENSES
	2015	2014	2015	2014	2015	2014	2013	2015	2014	2013
Controlling shareholder
MINAS GERAIS STATE GOVT.
Current
Consumers and Traders (1)	19	3	—	—	150	105	88	—	—	—
Financings – BDMG	—	—	9	1	—	—	—	(2)	(1)	(1)
Debentures (2)	—	—	—	—	—	—	—	—	(30)	(7)
Non-current
Administrative deposit – AFAC (3)	—	—	269	239	—	—	—	—	—	—
Financings – BDMG	—	—	50	13	—	—	—	—	—	—
Jointly-controlled entities
Aliança Geração
Current
Transactions in electricity (4)	—	—	11	—	—	—	—	(106)	—	—
Provision of services (5)	—	—	—	—	6	—	—	—	—	—
Baguari Energia
Current
Transactions in electricity (4)	—	—	1	—	—	—	—	(6)	(6)	(6)
Interest on Equity, and dividends	6	20	—	—	—	—	—	—	—	—
Madeira Energia
Current
Transactions in electricity (4)	—	—	16	2	—	—	—	(638)	(124)	—
Advance against future electricity supply	87	—	—	—	—	—	—	—	—	—
Pipoca
Current
Transactions in electricity (4)	—	—	1	—	—	—	—	(11)	—	—
Interest on Equity, and dividends	1	—	—	—	—	—	—	—	—	—
Renova
Current
Transactions in electricity (4)	—	—	2	1	—	—	—	(12)	(12)	—
Non-current
Accounts receivable	60	—	—	—	—	—	—	—	—	—
TAESA
Current
Transactions in electricity (4)	—	—	11	4	—	—	—	(94)	(33)	(29)
Light
Current
Transactions in electricity (4)	1	—	—	—	47	9	20	(1)	—	—
Interest on Equity, and dividends	44	41	—	—	—	—	—	—	—	—
Parati
Current
Interest on Equity, and dividends	9	8	—	—	—	—	—	—	—	—
Axxiom
Current
Provision of services (6)	—	—	6	2	—	—	—	—	—	—
Interest on Equity, and dividends	—	—	—	—	—	—	—	—	—	—

COMPANY	ASSETS		LIABILITIES		REVENUE			EXPENSES
	2015	2014	2015	2014	2015	2014	2013	2015	2014	2013
Other related parties
FIC Pampulha
Current
Securities	1,031	1,107	—	—	115	181	—	—	—	—
Non-current
Securities	17	17	—	—	—	—	—	—	—	—
FORLUZ
Current
Post-retirement benefits (7)	—	—	76	65	—	—	—	(129)	(99)	(101)
Personnel expenses (8)	—	—	—	—	—	—	—	(85)	(80)	(77)
Administrative running costs (9)	—	—	—	—	—	—	—	(22)	(22)	(22)
Operating leases (10)	—	—	2	1	—	—	—	(18)	(17)	(17)
Non-current
Post-retirement benefits (7)	—	—	1,270	735	—	—	—	—	—	—
CEMIG SAÚDE (HEALTH)
Current
Health Plan and Dental Plan (11)	—	—	79	74	—	—	—	(146)	(135)	(91)
Non-current
Health Plan and Dental Plan (11)	—	—	1,275	1,078	—	—	—	—	—	—

The	main conditions relating to the related party transactions are as follows:

(1)	Refers to sale of electricity to the government of the State of Minas Gerais – transactions made on terms equivalent to those which prevail in the transactions with independent parties, considering that the price of the electricity is that defined by Aneel through a Resolution referring to the Company’s annual tariff adjustment.
(2)	Private issue of R$ 120 in non-convertible debentures, updated by the IGP–M inflation index, for completion of the Irapé hydroelectric plant, with redemption 25 years from the issue date. On December 30, 2014, Cemig GT exercised its option to acquire the totality of the debentures subscribed by Minas Gerais State that had been issued for the construction of the Irapé Hydroelectric plant.
(3)	This refers to the recalculation of the monetary updating of amounts relating to the Advance against future capital increase (AFAC), which were returned to the State of Minas Gerais (see Note 22).
(4)	Transactions in electricity between generators and distributors were made in auctions organized by the federal government; transactions for transport of electricity, made by transmission companies, arise from the centralized operation of the National Grid carried out by the National System Operator (ONS). These transactions thus take place on terms equivalent to those that prevail in arm’s length transactions.
(5)	Refers to contract to provide the service of operation and maintenance of the plant.
(6)	Refers to obligations and expenses on development of management software.
(7)	The contracts of Forluz are updated by the Expanded Consumer Price Index (IPCA) calculated by the Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística, or IBGE) (See Note 21) and will be amortized up to the business year of 2024.
(8)	The Company’s contributions to the pension fund for the employees participating in the Mixed Plan, and calculated on the monthly remuneration (see Explanatory Note 25), in accordance with the regulations of the Fund.
(9)	Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s payroll.
(10)	Rental of the head office building.
(11)	Contribution by the sponsor to the employees’ Health Plan and Dental Plan (See Explanatory Note 21).
For more information on the principal transactions, please see Notes 8, 17 and 24.

Advance to Santo Antônio Energia S.A. (Saesa) against future delivery of power supply

On February 6, 2015 Cemig GT made an advance of R$ 75, against future delivery of electricity supply, under the electricity sale contract signed by Cemig GT and Saesa on March 19, 2009. For the purpose of settlement, this amount will be updated at a rate of 135% of the CDI rate, and will be offset against invoicing by Saesa for supply of electricity.

The updated amount on December 31, 2015 is R$ 87, with provision in contract for full payment of this balance by offsetting against invoices issued by Saesa up to March 2016. The offsetting was completed on March 15, 2016.

Accounts receivable from Renova

Cemig GT has an item of R$60 in Accounts receivable owed by Renova. This will be settled by an initial payment of R$ 6 to be paid by January 10, 2018, and 11 monthly installments, the last being due in December 2018, with monetary adjustment at 150% of the CDI rate.

Guarantees and sureties for loans, financings and debentures

Cemig is provider of surety or guarantee of loans, financings and debentures of the following related parties – not consolidated in the financial statements because they relate to jointly-controlled entities or affiliated companies:

Related party	Relationship	Type	Object of guarantee	2015	Maturity
Light / Norte Energia S.A.	Jointly-controlled entity	Counter-guarantee	Financing	684	2042
Norte Energia S.A.	Affiliated	Surety	Financing	2,741	2042
Santo Antônio Energia S.A.	Jointly-controlled entity	Surety	Financing	1,966	2034
Santo Antônio Energia S.A.	Jointly-controlled entity	Surety	Debentures	661	2037
Guanhães	Jointly-controlled entity	Surety	Promissory Notes	104	2016
Centroeste	Jointly-controlled entity	Surety	Financing	9	2023

				6,165

At December 31, 2015, Management believes that there is no need to recognize any provisions in the Company’s financial statements for the purpose of meeting any obligations arising under these sureties and/or guarantees.

Cash investments in FIC Pampulha – investment fund of Cemig and its subsidiaries and affiliates

Cemig and its subsidiaries and affiliates invest part of their financial resources in an investment fund, which has the characteristics of fixed income and obeys the Company’s cash investment policy. The amounts invested by the fund presented in the table below are accounted under ‘Securities’ in current and non-current assets on December 31, 2015.

The funds applied in this investment fund are allocated only in public and private fixed income securities, subject only to credit risk, with various maturity periods, obeying the unit holders’ cash flow needs.

The financial investments in securities of related parties, in the investment fund, on December 31, 2015 and 2014, are as follows:

Issuer of security	Type	Annual contractual conditions	Maturity	Cemig Holding Company 10.17%	Cemig GT 29.71%	Cemig D 22.22%	Other subsidiaries 37.90% *	Total 2015
Axxiom	Debentures	109.00% of CDI Rate	1/29/2017	1	3	3	4	11
Cemig GT	Debentures	CDI + 0.75%	12/23/2016	5	15	11	19	50
Cemig GT	Debentures	CDI + 0.90%	2/15/2017	1	3	2	5	11
Cemig GT	Debentures	CDI + 1.60%	7/15/2018	5	16	12	20	53
Ativas	Debentures	CDI + 3.50%	7/1/2017	2	7	5	8	22
Ativas	Debentures	CDI + 3.50%	7/1/2017	3	8	6	10	27
ETAU	Debentures	108.00% of CDI Rate	12/1/2019	1	3	2	4	10
Brasnorte	Debentures	108.00% of CDI Rate	6/22/2016	—	1	1	1	3

				18	56	42	71	187

Issuer of security	Type	Annual contractual conditions	Maturity	Cemig Holding Company 3.41%	Cemig GT 44.89%	Cemig D 7.08%	Other subsidiaries 15.33% *	Total 2014
Axxiom	Debentures	109.00% of the CDI Rate	1/29/2016	—	5	1	2	8
Cemig GT	Debentures	CDI + 0.75%	12/23/2016	3	22	3	8	36
Cemig GT	Debentures	CDI + 0.90%	02/15/2017	—	5	1	2	8
Cemig GT	Promissory Notes	106.85% of CDI Rate	06/22/2015	1	10	2	3	16
ETAU	Debentures	108.00% of CDI Rate	12/01/2019	—	5	1	1	7
Cemig Telecom	Promissory Notes	110.40% of CDI Rate	12/14/2015	—	2	—	1	3

				4	49	8	17	78

(*)	Refers to the other companies consolidated by Cemig, which also have participation in the investment funds.

Remuneration of key management personnel

The costs of key management personnel are recorded and paid, in full, by the company, and are shown in this table:

	2015	2014	2013
Remuneration	19	11	9
Profit shares	2	3	2
Assistance benefits	1	1	1

	22	15	12

28.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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

The Company’s financial instruments and those of its subsidiaries are recorded at fair value and measured in accordance with the following classifications:

■	Loans and receivables – This category contains: Cash equivalents; Credits receivable from consumers, Traders and Electricity transport concession holders; Linked funds; Escrow deposits in litigation; and Financial assets of the concession not covered by Law 12783/13 (Provisional Measure 579); and also Funds received from the Energy Development Account (CDE). They are recognized at their nominal realization value, which is similar to fair value.

■	Financial instruments measured at fair value through profit or loss: Securities and Put options are in this category. They are valued at fair value and the gains or losses are recognized directly in the Statement of income.

■	Financial instruments held to maturity: Securities are in this category, when there is a positive intention to hold them to maturity. They are measured at amortized cost, using the effective interest method.

■	Financial instruments available for sale: As from December 31, 2012, in this category are: Financial assets of the concession covered by Law 12783/13. They are measured at New Replacement Value (Valor Novo de Reposição, or VNR), which is equivalent to fair value on the date of these financial statements.

■	Non-derivative financial liabilities – In this category are: Loans and financings; Obligations under debentures; Debt agreed with the Pension Fund (Forluz); Concessions payable; Post-retirement obligations; and Suppliers. They are measured at amortized cost using the effective rates method. The Company has calculated the fair value of its Loans, financings and debentures using the CDI rate + 4,05% p.a. – based on its most recent funding. For the following, the Company considered fair value to be substantially equal to book value: Loans, financings and debentures with annual rates between IPCA + 6.00% to 8.06% and CDI + 1.60% to 4.05%. For the financings from the BNDES and Eletrobras, fair value is conceptually similar to book value, due to the specific characteristics of the transactions.

■	Financial liabilities referring to put options: These are measured at fair value using the discounted cash flow method. The company has calculated the fair value of these options on the basis of the estimated exercise price on the day of exercise, less the fair value of the shares that are the subject of the put option, also estimated for the date of exercise, both brought to present value at the reporting date.

Financial instrument categories	2015		2014
	Book value	Fair value	Book value	Fair value
Financial assets:
Loans and receivables
Cash equivalents – Banks	52	52	89	89
Cash equivalents – Cash investments	873	873	798	798
Consumers and traders	3,639	3,639	2,345	2,345
Concession holders – Transport of electricity	259	259	254	254
Financial assets of the concession related to transmission infrastructure	1,600	1,600	1,273	1,273
Reimbursement of tariff subsidies, and Funding from the Energy Development Account (CDE)	72	72	345	345
Escrow deposits in litigation	1,813	1,813	1,535	1,535
Financial assets of distribution concession – CVA and Other financial components	1,350	1,350	1,107	1,107
Restricted cash	—	—	1	1

	9,658	9,658	7,747	7,747
Available for sale
Financial assets of the concession related to distribution infrastructure	137	137	5,944	5,944
Held to maturity
Securities	225	224	111	110
Measured at fair value through profit or loss:
Held for trading
Securities	2,286	2,286	901	901
Financial liabilities:
Fair value through profit or loss:
Put options	1,393	1,393	195	195
Valued at amortized cost
Suppliers	1,901	1,901	1,604	1,604
Loans. financings and debentures	15,167	15,544	13,509	13,241
Concessions payable	21	19	179	223
Debt agreed with pension fund (Forluz)	812	812	798	798

	17,901	18,276	16,090	15,866

a)	Risk management

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

This table gives the net exposure to exchange rates:

Exposure to exchange rates	2015		2014
	Foreign currency	R$	Foreign currency	R$
US dollars
Loans and financings (Note 19)	8	33	9	24
Suppliers (Itaipu Binacional)	83	315	58	149

	91	348	67	173
Euro
Loans. financings and debentures – Euros (Note 19)	3	14	5	15

Net liabilities exposed		362		188

(*)	BNDES monetary unit – reflects the weighted average of the FX variations in the BNDES Basket of Currencies.

Sensitivity analysis

Based on its financial consultants, the Company estimates that in a probable scenario, the variation in foreign currencies in relation to the Real at December 31, 2016 will be an appreciation of the dollar by 6.27%, for the dollar, to R$ 4.150; and the Euro a appreciation of 6.94%, to R$ 4.545. The Company has made a sensitivity analysis of the effects on the Company’s profit arising from depreciation of the Real exchange rate by 25%, and by 50%, in relation to this ‘probable’ scenario, naming these scenarios ‘possible’ and ‘remote’ respectively.

Risk: foreign exchange rate exposure	Base scenario Dec. 31. 2015	’Probable’ scenario	‘Possible’ scenario: FX depreciation 25%	Remote’ scenario: FX depreciation 50%
US dollar
Loans and financings (Note 19)	33	35	44	53
Suppliers (Itaipu Binacional)	315	335	419	503

	348	370	463	556
Euro
Loans and financings (Note 19)	14	15	19	22

Net liabilities exposed	362	385	482	578

Net effect of exchange rate variation		23	120	216

Interest rate risk

Cemig and its subsidiaries are exposed to the risk of increase in international interest rates, affecting loans and financings in foreign currency with floating interest rates (principally Libor), in the amount of R$ 72 (R$ 49 on December 31, 2014).

The Company is exposed to the risk of increase in domestic Brazilian interest rates through its net liabilities, indexed to the variations in the Selic and CDI rates, as follows:

Exposure to domestic interest rate changes	2015	2014
Assets
Cash equivalents – Short-term investments (Note 6)	873	798
Securities (Note 7)	2,511	1,011
Restricted cash	—	1
CVA and Other financial components in tariffs – Selic rate * (Note 13)	1,350	1,107

	4,734	2,917
Liabilities
Loans. financings and debentures – CDI rate (Note 19)	(10,734)	(8,634)
Loans. financings and debentures – TJLP (Note 19)	(283)	(319)
	(11,017)	(8,953)

Net liabilities exposed	(6,283)	(6,036)

(*)	Amounts of CVA and Other financial components, indexed to the Selic rate.

Sensitivity analysis

The Company estimates that, in a probable scenario, on December 31, 2016 the Selic rate will be 14.25% p.a. and the TJLP will be 7.50% p.a. The Company has made a sensitivity analysis of the effects on its profit arising from increases in rates of 25% and 50% in relation to this ‘probable’ scenario. Variation in the CDI rate accompanies the variation in the Selic rate.

Estimation of the scenarios for the path of interest rates will consider the projection of the Company’s scenarios, based on its financial consultants.

Risk: Increase in Brazilian interest rates	2015	December 31, 2016
	Book value	‘Probable’ scenario Selic 14.25% TJLP 7.50%	‘Possible’ scenario Selic 17.81% TJLP 9.38%	‘Remote’ Scenario Selic 21.38% TJLP 11.25%
Assets
Cash investments (Note 6)	873	997	1,028	1,060
Securities (Note 7)	2,511	2,869	2,958	3,048
Restricted cash	—	—	—	—
CVA and Other financial components of tariff – Selic rate	1,350	1,542	1,590	1,639

	4,734	5,408	5,576	5,747
Liabilities
Loans, financings and debentures – CDI rate (Note 19)	(10,734)	(12,264)	(12,646)	(13,029)
Loans and financings – TJLP (Note 19)	(283)	(304)	(310)	(315)

	(11,017)	(12,568)	(12,956)	(13,344)

Net liabilities exposed	(6,283)	(7,160)	(7,380)	(7,597)

Net effect of variation in interest rates		(877)	(1,097)	(1,314)

Risk	of increase in inflation

The Company has assets indexed to inflation in amounts higher than its liabilities, on December 31, 2015, as follows:

Exposure to increase in inflation	2015	2014
Assets
Financial assets of the concession related to infrastructure – IPCA index (note 13)*	121	—
Financial assets of the concession related to infrastructure – IGP-M index (note 13)*	1,054	5,370

	1,175	5,370
Liabilities
Loans. financings and debentures – IPCA index (Note 19)	(3,910)	(4,258)
Net assets (liabilities) exposed	(2,735)	1,112

(*)	Value of the Financial assets of the concession homologated by Aneel in Dispatch 729 of March 25, 2014.

Sensitivity analysis

In relation to the most significant risk of increase in inflation, the Company estimates that, in a probable scenario, on December 31, 2016 the IPCA inflation index will be 6.99% and the IGP-M inflation index will be 7.96%. The Company has made a sensitivity analysis of the effects on its profit arising from increases in inflation of 25% and 50% in relation to the ‘probable’ scenario, naming these the ‘possible’ and ‘remote’ scenarios, respectively.

Risk: increase in inflation	2015	December 31, 2016
	Book value	‘Probable’ scenario IPCA 6.99% IGP-M 7.96%	‘Possible’ scenario IPCA 8.74% IGP-M 9.95%	‘Remote’ scenario IPCA 10.49% IGP-M 11.94%
Assets
Financial assets of the concession related to infrastructure – IPCA index (note 13)	121	129	132	134
Financial assets of the concession related to infrastructure – IGP-M index (note 13)	1,054	1,138	1,159	1,180

	1,175	1,267	1,291	1,314
Liabilities
Loans, financings and debentures – IPCA index (Note 19)	(3,910)	(4,183)	(4,252)	(4,320)

Net liabilities exposed	(2,735)	(2,916)	(2,961)	(3,006)

Net effect of variation in IPCA / IGP–M indices		(181)	(226)	(271)

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

Short-term investments must comply with certain rigid investing principles established in the Company’s Cash Investment Policy, which was approved by the Financial Risks Management Committee. These include applying its resources in private credit investment funds, without market risk, and investment of the remainder directly in bank CDs or repo contracts which earn interest at the CDI rate.

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

On December 31, 2015 the Company had excess of current liabilities over current assets as described in Note 1. The flow of payments of the Company’s obligations, for debt agreed with the pension fund, and under loans, financings and debentures, for floating and fixed rates, including the interest specified in contracts, is shown in the table below:

	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at (interest rates):
- Floating rates
Loans. financings and debentures	4	3,282	3,977	9,092	3,393	19,748
Concessions payable	—	1	2	9	14	26
Debt agreed with pension fund (Forluz)	11	32	85	579	592	1,299

	15	3,315	4,064	9,680	3,999	21,073
- Fixed rate
Suppliers	1,422	479	—	—	—	1,901

	1,437	3,794	4,064	9,680	3,999	22,974

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

The allowance for doubtful debtors constituted on December 31, 2015, considered to be adequate in relation to the credits in arrears receivable by the Company and its subsidiaries and jointly-controlled entities, was R$ 623.

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

Risk of early maturity of debt

The subsidiaries Cemig GT, Cemig D, Cemig Telecom and Gasmig have financing contracts with restrictive covenants, normally applicable to this type of transaction, related to the guarantor, Cemig, compliance with a financial index, required to be compliant annually and, in the case of Cemig Telecom to be compliant annually and at the end of each half-year. Non-compliance with these clauses obliges the debtor to constitute additional guarantees, on penalty of accelerating maturity of the debt.

On December 31, 2015, all restrictive covenants were complied with.

Capital management

This table shows the Company’s net liabilities in relation to its Equity at the end of the business year:

	2015	2014
Total liabilities	27,869	23,715
(–) Cash and cash equivalents	(925)	(887)
(–) Restricted cash	—	(1)

Net liabilities	26,944	22,827

Total of equity	12,988	11,285

Net liabilities / Equity	2.07	2.02

29.	MEASUREMENT AT FAIR VALUE

The Company measures its financial assets and liabilities at fair value. Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Fair Value Hierarchy aims to increase consistency and comparability: it divides the inputs used in measuring fair value into three broad levels, as follows:

■	Level 1 – Active market – Quoted prices: A financial instrument is considered to be quoted in an active market if the prices quoted are promptly and regularly made available by an exchange or organized over-the-counter market, by operators, by brokers or by a market association, by entities whose purpose is to publish prices, or by regulatory agencies, and if those prices represent regular arm’s length market transactions.

■	Level 2 – No active market – Valuation technique: For an instrument that does not have an active market, fair value should be found by using a method of valuation/pricing. Criteria such as data on the current fair value of another instrument that is substantially similar, or discounted cash flow analysis or option pricing models, may be used. The objective of the valuation technique is to establish what would be the transaction price on the measurement date in an arm’s-length transaction motivated by business considerations.

■	Level 3 – No active market: Unobservable inputs: The fair value of investments in securities for which there are no prices quoted on an active market, and/or of derivatives linked to them which are to be settled by delivery of unquoted securities, is determined based on generally accepted valuation techniques, mainly related to discounted cash flow analysis.

This is a summary of the instruments that are measured at fair value:

	Balance at December 31, 2015	Fair value at December 31, 2015
		Active market – Quoted price (Level 1)	No active market – Valuation technique (Level 2)	No active market – Unobservable inputs (Level 3)
Assets
Securities
Bank certificates of deposit	1,577	—	1,577	—
Treasury Financial Notes (LFTs)	460	—	460	—
Financial Notes – Banks	88	88	—	—
Debentures	161	—	161	—

	2,286	88	2,198	—
Financial assets of the concession	137	—	—	137

	2,423	88	2,198	137
Liabilities
Put options	(1,393)	—	—	(1,393)

	1,030	88	2,198	(1,256)

	Balance at December 31, 2014	Fair value at December 31, 2014
		Active market – Quoted price (Level 1)	No active market – Valuation technique (Level 2)	No active market – Unobservable inputs (Level 3)
Assets
Securities
Bank certificates of deposit	232	—	232	—
Treasury Financial Notes (LFTs)	85	85	—	—
Financial Notes – Banks	470	—	470	—
Debentures	98	—	98	—
Other	15	—	15	—

	900	85	815	—
Restricted cash	1	—	1	—
Financial assets of the concession	5,944	—	—	5,944

	6,845	85	816	5,944
Liabilities
Put options	(195)	—	—	(195)

	6,650	85	816	5,749

Fair value calculation of financial positions

Financial assets of the concession related to infrastructure: Measured at New Replacement Value (valor novo de reposição, or VNR), according to criteria established in regulations by the Concession-granting power (‘Grantor’), based on fair value of the assets in service belonging to the concession and which will be revertible at the end of the concession, and on the Weighted average cost of capital (WACC) used by the Grantor, which reflects the concession holder’s return on the operations of the concession. The VNR and the WACC are public information disclosed by the Grantor and by Cemig. The movement in Financial assets of the concession is shown in Note 13 to the financial statements.

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

Put options: The Company has adopted the discounted cash flow method for measurement of the fair value of the options of Parati and SAAG, using the most up-to-date information relating to the business plan of the Companies. The fair value of these options was calculated on the basis of the estimated exercise price on the day of exercise of the option, less the fair value of the shares that are the subject of the put option, also estimated for the date of exercise, brought to present value at the reporting date. The movement in relation to the put options, and other information is given in Note 14 to the financial statements.

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

	Cover	Dates of cover	Amount insured (**)	Annual premium (**)
Cemig Geração e Transmissão
Air transport – Aircraft	Fuselage Third party liability	4/29/2016 to 4/28/2017	US$ 4,675 US$ 14,000	US$84
Warehouse stores	Fire	10/2/2016 to 10/1/2017	R$16,921	R$25
Facilities in buildings	Fire	1/8/2015 to 1/7/2017	R$354,257	R$84
Telecommunications equipment	Fire	1/8/2016 to 1/7/2017	R$11,514	R$5
Operational risk		12/7/2015 to 12/6/2016	R$1,438,338	R$1,795
Cemig Distribuição
Air transport – Aircraft / Guimbal Equipment	Fuselage Third party liability	4/29/2016 to 4/28/2017	US$ 3,613 US$ 14,000	US$ 60
Warehouse stores		10/2/2016 to 10/1/2017	R$94,930	R$142
Facilities in buildings	Fire	1/8/2015 to 1/7/2017	R$915,865	R$217
Telecommunications equipment		1/8/2016 to 1/7/2017	R$17,208	R$7
Operational risk – Transformers above 15 MVA and other power equipment of the distributor with value above R$ 1.5 million	Total	12/7/2015 to 12/6/2016	R$563,637	R$703
Gasmig
Gas distribution network / Third party	Third party liability	12/15/2015 to 12/14/2016	R$60,000	R$481
Own vehicle fleet	Damage to third parties only	7/7/2016 to 7/6/2017	R$400	R$3.6
Facilities—multirisk	Robbery, theft and fire	01/01/2016 a 12/31/2016	R$36,020	R$22

(**)	Amounts expressed in R$ ‘000 or US$’000.

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

Cemig and its subsidiaries have contractual obligations and commitments that include, principally, amortization of loans and financings, purchase of electricity from Itaipu, purchase of electricity at auctions, physical quota guarantees and other sources, as follows:

	2016	2017	2018	2019	2020	After 2020	Total
Purchase of electricity at auctions	2,453	3,005	3,225	3,686	4,561	91,075	108,005
Other electricity purchase contracts	3,359	3,612	3,149	2,510	2,525	32,311	47,466
Purchase of electricity from Itaipu	1,408	1,475	1,425	1,389	1,450	37,219	44,366
Physical quota guarantees	637	677	698	717	698	30,707	34,134
Purchase of gas for resale	1,091	1,139	1,289	1,289	1,293	12,031	18,132
Loans and financings	6,300	2,628	2,493	806	963	1,977	15,167
Quotas for Angra 1 and Angra 2	223	238	262	272	290	11,762	13,047
Transport of electricity from Itaipu	81	89	95	102	111	7,172	7,650
Purchase of energy – ‘bilateral contracts’	280	295	314	331	345	1,711	3,276
Debt to pension plan – Forluz	76	81	85	90	96	384	812
Operating lease contracts	63	21	23	22	—	—	129
Paid concession	3	2	2	2	2	10	21

Total	15,974	13,262	13,060	11,216	12,334	226,359	292,205

32.	NON-CASH TRANSACTIONS

In the business years 2015, 2014 and 2013, the Company made the following transactions not involving cash, which are not reflected in the Cash flow statements:

	2015	2014	2013
Transfer from PP&E to Other long-term assets (São Simão plant)	223	—	—
Indemnity for plants not renewed – Transfer from PP&E to Financial assets	546	—	—
Assets transferred to Aliança Geração de Energia S.A.	581	—	—
Obligatory dividends not distributed	797	—	—
Financial charges capitalized	159	70	40
Transfer from Financial assets to Intangible assets, on renewal of concessions	7,162	—	—
Transfers from Intangible assets to Financial assets	811	843	267
Revenues relating to construction of own assets	1,252	942	975
Provisions for actuarial losses (gains)	545	67	(266)
Income tax and Social Contribution tax on actuarial losses (gains)	185	23	(90)

33.	SUBSEQUENT EVENTS

Payments to debenture holders

On February 15, 2016, were made the payments of interest on the first, second and third Series of the 3rd Issue of Debentures by Cemig D and Cemig GT, in the amounts of R$ 162 and R$ 139, respectively.

Issue of Bank Credit Note

On March 22, 2016 Cemig D issued a Bank Credit Note in favor of Caixa Econômica Federal, in the amount of R$ 695, to be used for the payment of interests and principal of existing debts, represented by Bank Credit Notes issued in favour of both Banco do Brasil and Caixa Econômica Federal, as well as the 8th issuance of Promissory Notes of the Company falling due in the first half of 2016. The interest rate is 132.14% of the CDI rate, p.a., with maturity of 48 months, grace period of 18 months for payment of the principal, payment of interest in a quarterly basis during this period, and amortization over 30 months, with monthly payments of installments of principal and interest. Caixa Econômica Federal disbursed the funds over the months of March 2016 through May 2016. Of this total, R$ 355 was released in March 2016, R$ 300 in April 2016 and R$ 40 in May 2016.

On April 22, 2016 Cemig D signed amendments to two Bank Credit Notes issued in favor of Banco do Brasil, for a total of R$ 600. The interest rate is 128.00% of the CDI rate, p.a., and the funds will be paid in four six-monthly installments commencing in October 2016 with final repayment and maturity due in April 2018.

On October 24, 2016, Cemig GT issued a Bank Credit Note in favor of Banco do Brasil S.A., in the total amount of R$ 600, for the purpose of making payments of transactions entered into with Banco do Brasil itself. This loan has an annual interest rate of 132.90% of the CDI rate, and will be paid in four half-yearly installments, with the last maturity in October 2018.

Issue of debentures

On March 28, 2016 Cemig D completed its fourth issue of non-convertible debentures, in the amount of R$ 1,615, in a single series, with an issue date of December 15, 2015 and a maturity of 3 years. The interest rate on the debentures is the CDI rate + 4.05% p.a.; with principal to be amortized in two equal installments due in December 2017 and December 2018. The proceeds were used for payment of the Company’s eighth issue of promissory notes, which matured on March 26, 2016.

Exchange of Shareholders’ Debentures owned by AGC Energia for shares in Cemig

On March 3, 2016, BNDES Participações (‘BNDESPar’) exchanged 100% of its holding of debentures issued under the Deed of the First Private Issue by AGC Energia of Non-convertible Permanent Asset-guaranteed Exchangeable Shareholders’ Debentures, in a Single Series, dated February 28, 2011 and amended January 17, 2012, for 54,342,992 common shares and 16,718,797 preferred shares in Cemig, owned by AGC Energia.

After the exchange, the equity interests held by BNDESPar in Cemig — which on March 2, 2016 totaled 0% of the common shares, 1.13% of the preferred shares and 0.75% in the total capital of Cemig, increased to 12.9%, 3.13% and 6.4% respectively. This characterizes a material transaction in the stock of Cemig in the terms of Article 12, §1º, of CVM Instruction 358/02.

Increase in capital of Renova Energia S.A.

Cemig increased its capital in Renova through its wholly-owned subsidiary Cemig GT in the amount of R$ 240. Of this total, R$ 85 was subscribed and paid up on February, 2016; R$ 115 was subscribed and paid up on March, 2016; and the remaining amount of R$ 40 was subscribed and paid up on May, 2016.

Investment in Renova – Loss on impairment of assets available for sale

Put options contract

On September 18, 2015 a contract was signed providing Renova the option to sell to SunEdison, on or after March 31, 2016, up to 7,000,000 shares in TerraForm Global.

The exercise price of this option was contractually established at R$ 50.48 or US$15.00 at the exchange rate of the day, at the election of SunEdison. The contract also gave SunEdison an option to buy 7 million shares on the same terms.

Renova notified SunEdison and TerraForm Global of its intention to exercise its option to sell 7 million shares in TerraForm Global owned by Renova, on the terms specified by contract and publicly stated in the Material Announcement published by Renova on September 18, 2015.

On April 21, 2016, SunEdison applied for Chapter 11 protection in the United States. On June 1, 2016, the period for payment of the option by SunEdison expired.

Renova priced the option using the Black-Scholes-Merton mathematical model, the future expectation for the exchange rate, and the credit risk.

In the first half of 2016 Renova recognized a loss of R$ 111, resulting from the change in the fair value of the option, considering the credit risk. In addition, it recognized a loss of R$ 63 relating to the expiration of the option, and commenced an arbitration proceeding seeking, among other items, indemnity for losses. At the date of issuance of this report, Sun Edison and Renova had not settled this arbitration.

The figures above refer to the impact of the option expiration on Renova’s interim financial statements. The effect for Cemig is proportional to its interest, of 34.2%, in Renova, valued by the equity method, in the amount of R$ 60.

Investment in TerraForm Global – pricing of the shares

Renova also recognized a loss, in the first quarter of 2016, of R$ 272, reflecting the negative volatility in the share price of TerraForm in the period, in which Renova has an equity interest of 11.65%, valued on the basis of the market price of the shares.

The figures above refer to the impact on Renova’s interim financial statements. The effect for Cemig is proportional to its interest of 34.2%, in Renova, valued by the equity method, in the amount of R$93.

Rescission of share purchase agreement

On April 1, 2016 Renova announced that the share purchase agreement dated on July 15, 2015 for sale to TerraForm Global of the assets of the Espra Project (‘the Espra Contract”) owned by Renova had been terminated by agreement between the parties, with payment by TerraForm Global to Renova of a break-up fee of US$ 10.0. As a result of the termination of this agreement the assets of the Espra project, comprising three small hydroelectric plants (SHPs), which placed generation contracts under the Proinfa regime, with aggregate installed capacity of 41.8 MW, remain as part of Renova’s portfolio of operational assets.

The Espra Contract was included in the first phase of the transaction with TerraForm Global and SunEdison, Inc. (‘SunEdison’) announced on July 15, 2015.

Mining and Energy Ministry Ministerial Order 120

On April 22, 2016 the Mining and Energy Ministry published its Ministerial Order 120, setting the deadline and method of payment of the remaining amount of the transmission indemnity related to the acceptance of the terms established by the Federal Law 12,783/13.

The Ministerial Order determined that the amounts approved by Aneel should become part of the Regulatory Asset Base for Remuneration (Base de Remuneração Regulatória, or BRR) and that the cost of capital should be added to the related Permitted Annual Revenues (‘RAP’). Important to note that the inclusion of the cost of capital was not certain and was under discussion until the issuance of the Ministerial Order 120.

The amount will be indexed to the Expanded Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), and The capital cost remuneration and the depreciation of the Regulatory Asset Base not incorporated since from 2013, the date of the extensions of the concessions, up to the tariff-setting process of 2017 is to be adjusted by the real cost of capital of the transmission segment, as set by Aneel in the methodologies of the Periodic Tariff Review of the Revenues of Existing Concessions – currently 10.44% p.a. – to be paid over a period of eight years, through the RAP.

The Ministerial Order will be submitted to Public Hearings to be held by Aneel scheduled for the second half of 2016 and the first half of 2017.

Based on the best information available, the Company made its estimate and recognized, in June 2016, the amount of R$ 548, as follows:

■	R$ 20 relating to the difference between the amount of the Preliminary Revision made by Aneel on February 23, 2015 of the Opinion sent by the Company, R$ 1,157, and the Final Revision;

■	R$ 90 representing the difference between the variations resulting from the IGP-M index and the IPCA index – since the Company had updated the balance by the IGP-M index until March 31, 2016; and

■	R$ 438, representing the remuneration from use of own capital, calculated on the basis of 10.44% p.a.

Aneel decides annual tariff adjustment of Cemig D

On May 24, 2016, Aneel announced the Annual Tariff Adjustment to be applied to the tariffs of Cemig D. The result was an average increase in consumer electricity rates of 3.78%, in effect on May 28, 2016, through May 27, 2017.

For industrial and service sector consumers, served at medium and high voltage, the average increase in their power bills will be 2.06%. For those served at low voltage, the average increase will be 4.63%.

Changes in the Stockholders’ Agreement of Parati

In the second quarter of 2016 certain amendments were signed to the Stockholders’ Agreement of Parati. The principal changes arising from these amendments are as follows:

1)	The maturity of the Put Option granted in 2011 by Cemig in favor of the unit holders of FIP Redentor, initially specified to be May 31, 2016, was postponed, to two separate exercise dates:

a)	First option exercise window: Up to, and including, September 23, 2016, only with respect to preferred shares, up to a limit of 153,634,195 preferred shares in Parati, representing 14.30% of the total shares in Parati held by the other direct shareholders. With respect to shares put within this exercise window, Cemig must make payment by November 30, 2016.

b)	Second payment window: Up to, and including, September 23, 2017, and not restricted to preferred shares, inclusive, and may cover the totality of the shares in Parati, being independent of any exercise, or not, of the Put Option in the first payment window. With respect to shares put within this exercise window, Cemig must make payment by November 30, 2017.

2)	The Put Option may be exercised by the direct shareholders of Parati, and not only by FIP Redentor.

3)	Conditions were included relating to bringing forward the date of exercise of the put option: in the event of any occurrence resulting in bringing forward the option, any direct shareholders may present to Cemig a notice of bringing forward the option, at which moment the option shall be considered exercised by all the direct shareholders, over the totality of their shares.

4)	To guarantee the full payment of the Put Option, on May 31, 2016 Cemig offered the holders of the Put Option: 55,234,637 common shares and 110,469,274 preferred shares that Cemig directly holds in Taesa, and as an additional guarantee, 53,152,298 shares that Cemig directly holds in Light.

Concession of the Miranda Hydroelectric Plant

On June 10, 2016, Cemig’s wholly-owned subsidiary Cemig GT filed an application with the Brazilian National Electricity Agency, Aneel, for a 20 year extension of its concession period for the Miranda hydroelectricPlant (‘the Miranda Plant’), which is scheduled to expire on December, 2016. On July 12, 2016, Aneel, accepting the vote of its rapporteur, decided to refer the application: “to the Mining and Energy Ministry, with the recommendation that the application made by Cemig GT for extension of the period of the concession for the Miranda Hydroelectric Plant should not be granted, due to having been made after the deadline stipulated by Law 12,783/2013”.

On October 26, 2016 the Mining and Energy Ministry refused the administrative application made by Cemig for continuation of the period of its concession for the Miranda Hydroelectric Plant, which has an expiry date in December 2016. The application was made on the basis of compliance with the original terms of the concession contract – made prior to Law 12,783 of 2013.

The Company is considering any possible administrative or legal measures, and will keep its shareholders and the market updated on any material developments.

Issues of Promissory Notes

On July 1, 2016 Cemig GT concluded its seventh issuance of Commercial Promissory Notes, for a total of R$ 620. The net proceeds will be used to pay the second portion of the Concession Grant Fee for the hydroelectric plants in Lot D of Aneel Auction 12/2015, and to improve the Company’s working capital. The Promissory Notes have a maturity of 360 days and mature on June 26, 2017, and pay interest equal to 128% of the average one-day ‘DI’ rate, ‘over extra-grupo’ rate for interbank deposits, to be paid on the maturity date. This issuance is guaranteed by Cemig.

Disposal by Cemig of shares in Taesa

On August 31, 2016, the Board of Directors of Cemig authorized the sale up to 40,702,230 Units in Taesa consisting to 40,702,230 common shares and 81,404,460 preferred shares in Taesa, owned by Cemig.

On September 29, 2016, Taesa reported its shareholders and the market in general of the launch of a restricted offering of its units (each unit being evidenced by Share Deposit Certificates, each of which represents one outstanding common share and two outstanding preferred shares) to be offered and sold by Fundo de Investimento em Participações Coliseu (“FIP Coliseu”) and Cemig.

The Restricted Offering was a secondary offering, with restricted placement efforts of 65,702,230 Units, at a price per Unit of R$19.65. The total amount of the Restricted Offering was R$1,291.The settlement of the Restricted Offering occurred on October 24, 2016.

The Restricted Offering of the Units of Taesa has not been registered under the Securities Act, or any other U.S. federal and state securities laws (the “Securities Act”), and the Units has not been offered, sold, pledged or otherwise transferred in the United States or to U.S. investors, unless they are registered, or exempt from, or not subject to, registration under the Securities Act.

Because this was a secondary offering with restricted placement efforts Taesa did not receive any proceeds. The Selling Shareholders were the beneficiaries of the net proceeds arising from the sale of Units in the amount of R$1,276, of which R$ 791 were received by Cemig.

With the settlement of the Restricted Offering, FIP Coliseu holds 153,775,790 common shares issued by Taesa, representing 26.03% of the voting capital of Taesa and 14.88% of the capital stock of Taesa and CEMIG holds 252,369,999 common shares issued by Taesa, representing 42.72% of the voting capital of Taesa and 73,646,184 preferred shares issued by Taesa, which, together with the common shares represents 31.54% of the capital stock of Taesa. The outstanding Units (other than Units held by FIP Coliseu, CEMIG, the Company’s management and treasury shares) represents 53,58% of Taesa`s capital stock and 31.24% of Taesa voting stock.

Promissory Notes Payment

On March 28, 2016, Cemig D paid off its 8th issuance of Promissory Notes. The amount of R$ 1,958 was paid to the holders of the notes, R$1,700 of principal and R$258 of interest.

Cemig Telecom signs investment agreement for subscription of capital in Ativas

On August 25, 2016, Cemig Telecom signed an Investment Agreement with Sonda Procwork Outsourcing Informática Ltda., a company of the Chilean group Sonda S.A., for the subscription of capital in Ativas Data Center S.A., in partnership with Ativas Participações S.A., a company controlled by the Asamar Group.

Sonda is a leading company providing IT services in Latin America, with a presence in 10 countries, and 17,000 employees. This strategic alliance strengthens the commitment of Cemig and Ativas to its present and future clients, continuing to ensure high standards of security and availability.

On october 19, 2016 the transaction was completed in compliance with non-perfunctory conditions precedent.

Sonda, has subscribed capital totaling R$ 114, and now holds an equity interest of 60% in Ativas, while Cemig Telecom holds 19.6% and Ativas Participações holds 20.4%.”

Notice of intention to exercise put option

On September 6, 2016 Cemig received from Banco BTG Pactual (‘BTG Pactual’) Notice of Intention to Exercise a Put Option giving irrevocable notice of exercise of BTG Pactual’s right to sell to Cemig: 153,634,195 preferred shares held by Pactual in Parati S.A. – Participações em Ativos de Energia Elétrica (‘Parati’) (‘Shares subject of the Put Option’), under the ‘First Exercise Window’ specified in Clauses 6.1 and 6.2 of the Stockholders’ Agreement of the Parati, signed on April 11, 2011 between Cemig, Banco Santander (Brasil) S.A., BV Financeira S.A. – Crédito, Financiamento e Investimento, BB – Banco de Investimento S.A., and Banco BTG Pactual S.A., with Parati as consenting party (‘the Parati Stockholders’ Agreement’), as amended. Cemig has until November 30 to settle the put option and acquire the shares or indicate a third party which will do so.

Sale of interest in Transchile

On September 12, 2016, Cemig signed a share purchase agreement for sale of the whole of its interest in Transchile Charrúa Transmisión S.A. – corresponding to 49% of the company’s share capital – to Ferrovial Transco Chile SpA., a company controlled by Ferrovial S.A., for US$ 56.6 millions. On October 6, 2016, all of the shares in Transchile Charrúa Transmisión S.A. previously held by Cemig, were transferred to Ferrovial Transco Chile SpA., a company controlled by Ferrovial S.A., concluding the sale.

Advances to Renova under Power Purchase Agreement

On June 2016, Cemig GT made an advance payment to Renova Trading of R$ 94 under the Power Purchase Agreement. Guarantees were constituted into with certain assets of Renova.

Payment of loans

On October 21, 2016 Cemig Distribuição S.A. settled, in favor of Banco do Brasil S.A., two Commercial Credit Notes (including their amendments) with final maturities in April 2018, paying the principal amount of R$ 600, plus interest, calculated up to the date of settlement, of R$ 25. The payment was made from the Company’s own funds.

On October 24, 2016, Cemig GT made payment, to Banco do Brasil S.A., of the installments of two Fixed Credit Contracts, in the amount of R$286, and Bank Credit Notes in the amount of R$430, totaling R$716. The payments were made with funds from a new lending transaction, also with Banco do Brasil S.A., and with the Company’s own funds.

Statutory Covenants

The Company by-laws defines certain targets related to indebtedness and capital expenditures that shall be attend by the management of the Company. However, in the ordinary Shareholders Meeting held on May 30, 2016, the management was authorized to exceed exceptionally such targets for 2016 year, as follows:

	By-laws Targets	Exceeding authorized in the Ordinary Shareholders Meeting
Indebtedness / Ebitda	2.00	4.12
Net debt / Net debt + Shareholders’ equity	40.00%	52.00%
Capital Expenditures / Ebitda	40.00%	146.00%

Payment of dividends below the mandatory minimum

On April 29, 2016, the Annual and Extraordinary General Meetings of Cemig approved the payment of R$ 634 as dividends, referred to the net profit for the 2015 business year, an amount below the minimum obligatory dividend.

100% split of Parati, with proportional absorption by RME and Lepsa

On October 31, 2016 General Meetings of Stockholders were held by Parati and its wholly-owned subsidiaries Rio Minas Energia Participações S.A. (‘RME’) and LUCE Empreendimentos e Participações S.A. (LEPSA), approving a 100% split of Parati, and absorption of the parts by RME and Lepsa.

The following will then be stockholders of RME and Lepsa, with identical equity interests in proportion to their holdings in Parati: Cemig; Banco Santander S.A., BV Financeira S.A., BB—Banco de Investimento S.A.; and Banco BTG Pactual S.A.

Legal instruments have been signed to formalize the related alterations to the rights and obligations relating to the Put Option granted by Cemig to the Direct Stockholders on shares in Parati, with the result that the said rights and obligations now apply, instead, to the shares in RME and Lepsa, since these two companies received the whole of the body of assets and liabilities that were Split off as a result of the 100% split of their controlling and sole stockholder, Parati.

Dividends received from Taesa

The Company received R$322 million dividends from Taesa from April (R$140 million), June (R$96 million) to August 2016 (R$86 million).

* * * * * * * * * * *

(The original is signed by)

Mauro Borges Lemos	Paulo Roberto Castellari Porchia	Fabiano Maia Pereira
Chief Executive Officer	Deputy CEO	Chief Finance and Investor Relations Officer

Luís Fernando Paroli Santos	Franklin Moreira Gonçalves	Márcio Lúcio Serrano
Chief Distribution and Sales Officer	Chief Generation and Transmission Officer	Chief Relations and Human Resources

Mauro Borges Lemos	Luís Fernando Paroli Santos	Dimas Costa
Chief Corporate Management Officer	Chief Institutional Relations and Communication Officer	Chief Trading Officer

César Vaz de Melo Fernandes		Raul Lycurgo Leite
Chief Business Development Officer		Chief Counsel

Leonardo George de Magalhães		Leonardo Felipe Mesquita
Controller CRC-MG 53140		Manager, Accounting Accountant – CRC-MG-85260