Form 20-F
period 2016-12-31
ENERGY CO OF MINAS GERAIS
filed 2017-05-16
CIK 1157557

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Large accelerated filer ☒	Accelerated filer ☐
Non accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

PRESENTATION OF FINANCIAL INFORMATION

Companhia Energética de Minas Gerais – CEMIG is a sociedade por ações, de economia mista (a state-controlled mixed capital company) organized under the laws of the Federative Republic of Brazil, or Brazil. References in this annual report to “CEMIG,” the “CEMIG Group,” the “Company,” “we,” “us,” “our” and “ourselves” are to Companhia Energética de Minas Gerais – CEMIG and its consolidated subsidiaries, and references to “CEMIG Holding” are to Companhia Energética de Minas Gerais – CEMIG on an individual basis, except when the context otherwise requires. References to the “real,” “reais” or “R$” are to Brazilian reais (plural) and the Brazilian real (singular), the official currency of Brazil, and references to “U.S. dollars,” “dollars” or “US$” are to United States dollars.

We maintain our books and records in reais. We prepare our statutory financial statements in accordance with generally accepted accounting practices adopted in Brazil, and with International Financial Reporting Standards (or “IFRS”), as issued by the International Accounting Standards Board (“IASB”). For purposes of this annual report, we prepared the consolidated statements of financial position as of December 31, 2016 and 2015 and the related consolidated statements of income and comprehensive income, changes in equity and cash flows for the years ended December 31, 2016, 2015 and 2014, in reais in accordance with IFRS, as issued by the IASB. Our audited consolidated income statements for the years ended December 31, 2015 and 2014 have been adjusted for the effects of the restatement more fully described in Note 2.8 to our consolidated financial statements.

Deloitte Touche Tohmatsu Auditores Independentes audited our consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014; Deloitte Touche Tohmatsu Auditores Independentes did not audit the financial statements of Madeira Energia S.A., a 18.05% owned direct and indirect equity method investee company and Norte Energia S.A., a 12.50% owned indirect equity method investee company. The financial statements of Madeira Energia S.A. and Norte Energia S.A. were audited by PricewaterhouseCoopers Auditores Independentes, whose reports related to financial statements of Madeira Energia S.A. as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 and to the financial statements of Norte Energia S.A. as of and for the years ended December 31, 2016 and 2015 respectively have been furnished to Deloitte Touche Tohmatsu Auditores Independentes, and the opinion of Deloitte Touche Tohmatsu Auditores Independentes, insofar as it relates to the amounts included for Madeira Energia S.A. and Norte Energia S.A., is based solely on the reports of PricewaterhouseCoopers Auditores Independentes.

This annual report contains translations of certain real amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such U.S. dollar amounts have been translated from reais at an exchange rate of R$3.2532 to US$1.00, as certified for customs purposes by the U.S. Federal Reserve Board as of December 30, 2016. See “Item 3. Key Information – Exchange Rates” for additional information regarding exchange rates. We cannot guarantee that U.S. dollars can be converted into reais, or that reais can be converted into U.S. dollars, at the above rate or at any other rate.

MARKET POSITION AND OTHER INFORMATION

The information contained in this annual report regarding our market position is, unless otherwise indicated, presented for the year ended December 31, 2016 and is based on, or derived from, reports issued by the Brazilian National Electric Energy Agency (Agência Nacional de Energia Elétrica, or “ANEEL”), and by the Brazilian Electric Power Trading Chamber (Câmara de Comercialização de Energia Elétrica, or “CCEE”).

Certain terms are defined the first time they are used in this annual report. As used herein, all references to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively, references to “MW” and “MWh” are to megawatts and megawatt-hours, respectively, and references to “kW” and “kWh” are to kilowatts and kilowatt-hours, respectively.

References in this annual report to the “common shares” and “preferred shares” are to our common shares and preferred shares, respectively. References to “Preferred American Depositary Shares” or “Preferred ADSs” are to American Depositary Shares, each representing one preferred share. References to “Common American Depositary Shares” or “Common ADSs” are to American Depositary Shares, each representing one common share. Our Preferred ADSs and Common ADSs are referred to collectively as “ADSs,” and our Preferred American Depositary Receipts, or Preferred ADRs, and Common American Depositary Receipts, or Common ADRs, are referred to collectively as “ADRs.”

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

FORWARD-LOOKING INFORMATION

This annual report includes certain forward-looking statements, principally in “Item 3. Key Information,” “Item 5, Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and contingencies including, but not limited to, the following:

•	general economic, political and business conditions, principally in Brazil, the State of Minas Gerais ( “Minas Gerais”), the State of Rio de Janeiro ( “Rio de Janeiro”), as well as other states in Brazil;

•	inflation and fluctuations in exchange rates and in interest rates;

•	existing and future governmental regulation as to electricity rates, electricity usage, competition in our concession area and other matters;

•	existing and future policies of the Federal Government of Brazil, which we refer to as the Federal Government;

•	on-going high profile anti-corruption investigations in Brazil;

•	our expectations and estimates concerning future financial performance and financing plans;

•	our level, or maturity profile, of indebtedness;

•	the likelihood that we will receive payment in connection with accounts receivable;

•	our capital expenditure plans;

•	our ability to satisfactorily serve our consumers;

•	our ability to implement our divestment program;

•	failure or hacking of our security and operational infrastructure or systems;

•	our ability to renew our concessions, approvals and licenses on terms as favorable as those currently in effect or at all;

•	our ability to integrate the operations of companies we have acquired and that we may acquire;

•	changes in volumes and patterns of consumer electricity usage;

•	competitive conditions in Brazil’s electricity generation, transmission and distribution markets;

•	trends in the electricity generation, transmission and distribution industry in Brazil, particularly in Minas Gerais and Rio de Janeiro;

•	changes in rainfall and the water levels in the reservoirs used to run our hydroelectric power generation facilities;

•	existing and future policies of the government of Minas Gerais, (the “State Government”), including policies affecting its investment in us and its plans for future expansion of electricity generation, transmission and distribution in Minas Gerais; and

•	other risk factors identified in “Item 3. Key Information – Risk Factors.”

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

The words “believe,” “may,” “could,” “will,” “plan,” “estimate,” “continue,” “anticipate,” “seek,” “intend,” “expect” and similar words are intended to identify forward-looking statements. We do not undertake to publicly update or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this annual report might not materialize as described. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

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

The selected consolidated financial data as of December 31, 2016 and 2015 and for each of the years ended December 31, 2016, 2015 and 2014, in IFRS, has been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this annual report. Our audited consolidated income statements for the years ended December 31, 2015 and 2014 have been adjusted for the effects of the restatement more fully described in Note 2.8 to our consolidated financial statements. U.S. dollar amounts in the table below are presented for your convenience. Unless indicated otherwise, these U.S. dollar amounts have been translated from reais at R$3.2532 per US$1.00, the exchange rate as of December 30, 2016. The real has historically experienced high volatility. We cannot guarantee that U.S. dollars can be converted into reais, or that reais can be converted into U.S. dollars at the above rate or at any other rate. The selected consolidated financial data as of December 31, 2013 and 2012 and for each of the years ended December 31, 2013 and 2012 has been derived from our audited consolidated financial statements not included in this annual report on Form 20-F and which have not been restated for the item described in Note 2.8 to our consolidated financial statements.

	Year ended December 31,
	2016	2016	2015 (5)	2014 (5)	2013 (5)	2012(4) (5)
	(in millions of US$)(1)	(in millions of R$ except per share/ADS data or otherwise indicated)
Consolidated Statement of Income Data:
Net operating revenues:
Electricity sales to final consumers	6,289	20,458	20,319	14,922	12,597	13,691
Revenue from wholesale supply to other concession holders	914	2,972	2,207	2,310	2,144	1,689
CVA (compensation for changes in ‘Portion A’ items) and other financial components in tariff increases	(447)	(1,455)	1,704	1,107	—	—
Revenue from use of the electricity distribution systems (TUSD)	524	1,705	1,465	855	1,008	1,809
Transmission concession revenue	96	312	261	557	404	662
Transmission indemnity revenue	231	751	101	420	21	192
Adjustment to expectation of cash flow from indemnifiable Financial asset of the distribution concession	2	8	576	55	—	—
Revenue from financial updating of the Concession Grant Fee	92	300	—	—	—	—
Construction revenues	367	1,193	1,252	941	975	1,336
Transactions in electricity on the CCEE	49	161	2,425	2,348	1,193	387
Supply of gas	444	1,444	1,667	422	—	—
Other operating revenues	437	1,421	1,440	1,284	1,047	506
Deductions from revenue	(3,227)	(10,497)	(11,549)	(5,626)	(4,762)	(6,135)
Total net operating revenues	5,771	18,773	21,868	19,595	14,627	14,137
Operating costs and expenses:
Electricity purchased for resale	(2,543)	(8,273)	(9,542)	(7,428)	(5,207)	(4,683)
Charges for the use of the national grid	(291)	(947)	(999)	(744)	(575)	(883)
Depreciation and amortization	(256)	(834)	(835)	(801)	(824)	(763)
Personnel	(505)	(1,643)	(1,435)	(1,252)	(1,284)	(1,173)
Gas purchased for resale	(270)	(877)	(1,051)	(254)	—	—
Outsourced services	(267)	(867)	(899)	(953)	(917)	(906)
Post-retirement obligations	(106)	(345)	(156)	(212)	(176)	(134)
Materials	(18)	(58)	(154)	(381)	(123)	(73)
Operating provisions	(216)	(704)	(1,402)	(581)	(305)	(671)
Employee’ and managers’ profit shares	(2)	(7)	(137)	(249)	(221)	(239)
Construction costs	(367)	(1,193)	(1,252)	(942)	(975)	(1,336)
Other operating expenses, net	(47)	(155)	(426)	(651)	(624)	(666)
Total operating costs and expenses	(4,888)	(15,903)	(18,288)	(14,448)	(11,231)	(11,527)
Equity in earnings of unconsolidated investees, net	(93)	(302)	393	210	764	865
Gain on acquisition of control of investee	—	—	—	281	—	—
Gain on disposal of equity investment	—	—	—	—	284	—
Unrealized gaind on disposal of investment	—	—	—	—	(81)	—
Adjustment for impairment in Investments	(235)	(763)	—	—	—	—
Fair value gain on stockholding transaction	—	—	729	—	—	—
Income before financial income (expenses) and taxes	555	1,805	4,702	5,638	4,363	3,475
Financial revenues (expenses), net	(442)	(1,437)	(1,340)	(1,159)	(309)	1,629
Income before income tax and social contribution tax	113	368	3,362	4,479	4,054	5,104
Income taxes expense	(10)	(34)	(893)	(1,342)	(950)	(832)
Net income for the year	103	334	2,469	3,137	3,104	4,272
Other comprehensive income (loss)	(170)	(553)	(307)	(41)	213	(412)
Comprehensive income	(67)	(219)	2,162	3,096	3,317	3,860
Basic earnings (loss): (2)
Per common share	0.03	0.10	1.96	2.49	2.47	3.40
Per preferred share	0.11	0.35	1.96	2.49	2.47	3.40
Per ADS common share	0.03	0.10	1.96	2.49	2.47	3.40
Per ADS preferred share	0.11	0.35	1.96	2.49	2.47	3.40
Diluted earnings (loss): (2)
Per common share	0.02	0.07	1.96	2.49	2.47	3.40
Per preferred share	0.10	0.32	1.96	2.49	2.47	3.40
Per ADS common share	0.02	0.07	1.96	2.49	2.47	3.40
Per ADS preferred share	0.10	0.32	1.96	2.49	2.47	3.40

	Year ended December 31,
	2016	2016	2015	2014	2013	2012 (4)
	(in millions of US$)(1)	(in millions of R$ except per share/ADS data or otherwise indicated)
Statement of Financial Position Data:
Assets:
Current assets	2,547	8,285	9,377	6,554	6,669	8,804
Property, plant and equipment, net	1,160	3,775	3,940	5,544	5,817	6,109
Intangible assets	3,326	10,820	10,275	3,379	2,004	1,874
Financial assets of concessions	1,528	4,971	2,660	7,475	5,841	5,475
Other assets	4,360	14,185	14,605	12,048	9,483	10,308
Total assets	12,922	42,036	40,857	35,000	29,814	32,570
Liabilities:
Current portion of long-term financing	1,487	4,837	6,300	5,291	2,238	6,466
Other current liabilities	2,032	6,610	6,774	4,832	3,684	6,332
Total current liabilities	3,519	11,447	13,074	10,123	5,922	12,798
Non-current financing	3,179	10,342	8,866	8,218	7,219	3,950
Post-retirement liabilities non-current	1,243	4,043	3,086	2,478	2,311	2,575
Other non-current liabilities	1,005	3,270	2,843	2,896	1,724	1,697
Total non-current liabilities	5,427	17,655	14,795	13,592	11,254	8,222
Share capital	1,935	6,294	6,294	6,294	6,294	4,265
Capital reserves	592	1,925	1,925	1,925	1,925	3,954
Profit reserves	1,598	5,200	4,663	2,594	3,840	2,856
Equity valuation reserve	(150)	(489)	102	468	579	475
Equity attributable to non-controlling shareholder	1	4	4	4	—	—
Total equity	3,976	12,934	12,988	11,285	12,638	11,550
Total liabilities and equity	12,922	42,036	40,857	35,000	29,814	32,570

Other data:

	2016	2015	2014	2013	2012
Outstanding shares basic: (2)
Common	420,764,639	420,764,639	420,764,639	420,764,639	420,764,639
Preferred	837,516,297	837,516,297	837,516,297	837,516,297	837,516,297
Dividends per share (2)
Common	—	R$0.50	R$0.63	R$1.28	R$2.20
Preferred	R$0.50	R$0.50	R$0.63	R$1.28	R$2.20
Dividends per ADS common (2)	—	R$0.50	R$0.63	R$1.28	R$2.20
Dividends per ADS preferred (2)	R$0.50	R$0.50	R$0.63	R$1.28	R$2.20
Dividends per share (3)(2)
Common	—	US$0.13	US$0.24	US$0.48	US$0.83
Preferred	US$0.15	US$0.13	US$0.24	US$0.48	US$0.83
Dividends per ADS (3)(2) common	—	US$0.13	US$0.24	US$0.48	US$0.83
Dividends per ADS (3)(2) preferred	US$0.15	US$0.13	US$0.24	US$0.48	US$0.83
Outstanding shares—diluted: (2)
Common	420,764,639	420,764,639	420,764,639	420,764,639	420,764,639
Preferred	837,516,297	837,516,297	837,516,297	837,516,297	837,516,297
Dividends per share diluted (2)
Common	—	R$0.50	R$0.63	R$1.28	R$2.20
Preferred	R$0.50	R$0.50	R$0.63	R$1.28	R$2.20
Dividends per ADS diluted common (2)	—	R$0.50	R$0.63	R$1.28	R$2.20
Dividends per ADS diluted Preferrend (2)	R$0.50	R$0.50	R$0.63	R$1.28	R$2.20
Dividends per share diluted (3)(2)
Common	—	US$0.13	US$0.24	US$0.48	US$0.83
Preferred	US$0.15	US$0.13	US$0.24	US$0.48	US$0.83
Dividends per ADS diluted common (3)(2)	—	US$0.13	US$0.24	US$0.48	US$0.83
Dividends per ADS diluted preferred (3)(2)	US$0.15	US$0.13	US$0.24	US$0.48	US$0.83

(1)	Converted at R$3.2532 /US$, the exchange rate on December 30, 2016. See “– Exchange rates”.
(2)	Per share numbers have been adjusted to reflect the stock dividends on our shares in April 2015, and per ADS numbers have been adjusted to reflect the corresponding adjustments to our ADS.
(3)	This information is presented in U.S. dollars at the exchange rate in effect as of the end of each year.
(4)	Data as of and for the year ended December 31, 2012 has been restated to reflect the application of IFRS 11, adopted from January 1, 2013.
(5)	Our audited consolidated income statements for the years ended December 31, 2015 and 2014 have been adjusted for the effects of the restatement more fully described in Note 2.8 to our consolidated financial statements. The selected consolidated financial data as of December 31, 2013 and 2012 and for each of the years ended December 31, 2013 and 2012 has been derived from our audited consolidated financial statements not included in this annual report on Form 20-F and which have not been restated for the item described in Note 2.8 to our consolidated financial statements.

Exchange Rates

On March 4, 2005, the National Monetary Council (Conselho Monetário Nacional, or “CMN”), consolidated the commercial rate exchange market and the floating rate market into a single exchange market. Such regulation, as restated in 2008, allows subject to certain procedures and specific regulatory provisions, the purchase and sale of foreign currency and the international transfer of reais by a foreign person or company, without restriction as to the amount. Additionally, all foreign exchange transactions must be carried out by financial institutions authorized by the Brazilian Central Bank (Banco Central do Brasil, or the “Central Bank”), to operate in this market.

Brazilian law provides that whenever there (i) is a significant deficit in Brazil’s balance of payments or (ii) are major reasons to foresee a significant deficit in Brazil’s balance of payments, temporary restrictions may be imposed on remittances of foreign capital abroad. In the past, the Central Bank has occasionally intervened to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Federal Government will continue to let the reais float freely or will intervene in the exchange rate market. The reais may depreciate or appreciate against the U.S. dollar and other currencies substantially in the future, Exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of Preferred ADSs or Common ADSs. We will make any distributions with respect to our preferred shares or common shares in reais and the depositary will convert these distributions into U.S. dollars for payment to the holders of Preferred ADSs and Common ADSs. We cannot make assurances that such measures will not be undertaken by the Brazilian Government in the future, which could prevent us from making payments to the holders of our ADSs. Exchange rate fluctuations may also affect the U.S. dollar equivalent of the reais price of the preferred shares or common shares on the Brazilian stock exchange on which they are traded. Exchange rate fluctuations may also affect our results of operations. For more information see “Risk Factors—Risks Relating to Brazil—Exchange rate instability may adversely affect our business, results of operations and financial condition and the market price of our shares, the Preferred ADSs and the Common ADSs”.

The table below sets forth, for the periods indicated the low, high, average and period-end exchange rates for reais, expressed in reais per US$1.00

	Reais per US$1.00
Year Ended December 31,	Low	High	Average	Period-end
2012	1.6997	2.1141	1.9535	2.0476
2013	1.9480	2.4464	2.1570	2.3608
2014	2.1940	2.7306	2.3498	2.6563
2015	2.5644	4.1638	3.3360	3.9593
2016	3.4112	4.1299	3.4839	3.2532

	Reais per US$1.00
Month	Low	High	Average	Period-end
November 2016	3.1801	3.4485	3.3369	3.3854
December 2016	3.2456	3.4717	3.3540	3.2532
January 2017	3.1152	3.2526	3.1901	3.1152
February 2017	3.0557	3.1530	3.1057	3.1085
March 2017	3.0812	3.1684	3.1275	3.1628
April 2017	3.0932	3.1961	3.1390	3.1896
May 2017 (through May 05, 2017)	3.1443	3.1823	3.1683	3.1703

Source: U.S. Federal Reserve Board.

Risk Factors

The investor should take into account the risks described below, and the other information contained in this Annual Report, when evaluating an investment in our Company.

Risks Relating to CEMIG

We are not certain whether new concessions or authorizations, as applicable, will be obtained, nor that our present concessions or authorizations will be extended on terms similar to those currently in effect, nor that any compensation received by us in the event of non-extension will be sufficient to cover the full value of our investment.

We operate most of our power generation, transmission and distribution activities under concession agreements entered into with the Brazilian federal government or pursuant to authorizations granted to companies in the CEMIG Group. The Brazilian Constitution requires that all concessions relating to public services be awarded through a bidding process. In 1995, in an effort to implement these constitutional provisions, the Brazilian federal government adopted certain laws and regulations, which are collectively known as the “Concessions Law”, which governs bidding procedures in the power industry.

On September 11, 2012, the Brazilian federal government issued Provisional Act 579 (“PA 579”), later converted into Law No. 12,783 of January 11, 2013 (“Law No. 12,783/2013”), which governs extensions of the concessions granted prior to Law No. 9,074 of July 7, 1995 (“Law No. 9,074/1995”). Under that law, from September 12, 2012, these concessions can be extended only once, for up to 30 years, at the option of the concession authority.

Regarding generation activities, the Company opted not to accept the extension of some generation concessions that were granted under Concession Agreement No. 007/1997 and Concession Agreement No. 002/2013. According to these contracts, the hydroelectric plants whose concessions expired in 2015 have been contracted again under Auction No. 012/2015. The concession agreements provide for contracting through a quota allocation system of power capacity, in accordance with Law No. 12,783/2013, with a term of 30 years.

Based on this understanding, our subsidiary CEMIG Geração e Transmissão S.A. (“CEMIG GT”) applied for a judicial order of mandamus (Writ of Mandamus No. 20,432/DF) against the actions of the Brazilian Mining and Energy Ministry to safeguard its rights to an extension of the concession term for the Jaguara Hydroelectric Plant, under the terms of Clause 4 of Concession Contract 007/1997, and in accordance with the original terms and conditions of that agreement, which was signed prior to Law No. 12,783/2013. The Company was awarded an interim judgment to remain in control of the Jaguara Hydroelectric Plant until September 3, 2013 or until there was final judgment on this writ of mandamus. Judgment was subsequently given on this action, refusing the applications made by CEMIG GT. Before the result of that judgment was published, which would have prevented filing of the appropriate appeal, CEMIG GT applied to the Federal Supreme Court (Supremo Tribunal Federal, or STF) for a provisional remedy with interim injunction permitting it to continue operating and managing the plant. The interim injunction was granted. On March 21, 2017, the Reporting Minister for the Provisional Remedy revoked the previously granted preliminary injunction. Judgment on the merits of this motion for provisional remedy has not been given.

On the same grounds, and with expiry imminent of the originally specified initial period of the concession of the São Simão Hydroelectric Plant, CEMIG GT applied to the Higher Appeal Court (Superior Tribunal de Justiça, or STJ) for an order of mandamus against actions by the Brazilian Mining and Energy Minister, to ensure its right in relation to extension of the term of the concession, under Clause 4 of Concession Contract 007/1997, in accordance with the original basis of such agreement, which were prior to Law No. 12,783/2013.

The interim ruling in favor of the Company on December 19, 2014, enabling it to remain in control of commercial operation of the São Simão Hydroelectric Plant until final judgment on the application for mandamus was revoked by the Reporting Justice on June 30, 2015, and since then, the power generated by the São Simão Hydroelectric Plant is being traded under the “Regime of Quotas.” In this legal structure, the holder of the generation concession has the concession of a hydroelectric plant renewed, only once, for 30 years, on the condition of making available all the tradable power of the plant (a “physical guarantee”) to be divided into “quotas” and delivered to the electricity distribution companies, while being remunerated for the operation and maintenance of the plant that is under its responsibility. With the lifting of the injunction, neither CEMIG GT nor the São Simão Hydroelectric Plant can operate under the contractual regime as specified in Concession Contract 007/1997. Even so, in the STJ, the reporting justice of the case, in view of the granting of the interim judgment by the Federal Supreme Court, suspending the action in relation to the Jaguara Hydroelectric Plant, served notice on CEMIG GT to state its position on the suspension of the case in relation to the São Simão Hydroelectric Plant. The Company stated interest in the suspension, but requested an interim remedy as in the case of the Jaguara Plant, namely keeping CEMIG GT as holder of the concession of the São Simão Plant in accordance with the original terms of the Concession Contract 007/1997. This provisional remedy was granted on March 8, 2017 and later revoked on March 28, 2017.

CEMIG GT filed a renewed application for mandamus, requesting interim relief, against actions by the Brazilian Mining and Energy Minister that we believe were illegal and violated rights of the plaintiff, namely to obtain an extension of the term of the Miranda Hydroelectric Plant concession based on Clause 4 of Concession Contract 007/1997. CEMIG GT was granted an interim injunction to continue commercial operation of the Miranda Hydroelectric Plant until a final judgment is reached. On March 29, 2017, this provisional remedy was revoked. There is as yet no judgment on the merits of this proceeding.

The three power plants (Jaguara, São Simão and Miranda) represented on December 31, 2016 31.82% of CEMIG GT’s generation capacity and 31% of CEMIG’s generation capacity.

Regarding transmission activities, on December 4, 2012, the Company signed the second amendment to Transmission Concession Agreement 006/1997, extending the concession for 30 years from January 1, 2013. The concession extension resulted in a reduction of the Permitted Annual Revenue (Receita Anual Permitida, or RAP), which decreased from R$ 485 million (in June 2012) to R$ 196 million (in June 2016). According to Brazilian Mines and Energy Ministry Ordinance No. 120/2016, starting in July 2017, the transmission companies that extended their concession agreements will have their assets not yet compensated included in the Regulatory Remuneration Base and will also receive the recovery of past revenues from those assets.

In February 2012, CEMIG GT entered into an agreement with debenture holders of its third issuance of debentures, providing that the termination of any concessions that represents more than 30% of CEMIG GT’s revenues will constitute an event triggering the acceleration of the debentures. If we lose the proceedings described above, the concessions will be terminated and the debenture holders could call for acceleration of outstanding debt of approximately R$1.2 billion. If that were to occur, we cannot assure you that the Company would be able to obtain a waiver from the debenture holders or have sufficient funds to repay the debt.

With respect to extension of the electricity distribution concession, our subsidiary CEMIG Distribuição S.A. (“CEMIG D”), as per Decree No. 7,805/2012 and Decree No. 8,461/2015, indicated acceptance of extension of its concession contracts, and signed the Fifth Amendment to its Concession Contract in December 2015 (the “Fifth Amendment”). This extends the concession for a further 30 years from January 1, 2016, but requires compliance with even more rigid rules related to the quality of service provided and the economic-financial sustainability of the Company over the 30 years of the concession.

In light of the degree of discretion granted to the Brazilian federal government in relation to new concession contracts or new authorizations, as applicable, and renewal of existing concessions and authorizations, and due to the new provisions established by PA 579 (and subsequent Law No. 12,783/2013) and amendments made to it by Law No. 13,203/2015 and Law No. 13,360/2016, for renewals of generation, transmission and distribution concession agreements, we cannot guarantee that: (i) new concessions and authorizations will be obtained; (ii) our existing concessions and authorizations will be extended on terms similar to those currently in effect; nor (iii) the compensation received in the event of non-extension of a concession or authorization will be in an amount sufficient to cover the full value of our investment. Our inability to obtain new or extended concessions or authorizations could have a material adverse effect on our business, results of operations and financial condition. For more information about the renewal of our concessions and authorizations, see “Item 8. Financial Information – Legal and Administrative Proceedings.”

Our subsidiaries might suffer intervention by Brazilian public authorities to ensure adequate levels of service, or be sanctioned by ANEEL for non-compliance with their concession agreements, or the authorizations granted to them, which could result in fines, other penalties and/or, depending on the severity of the non-compliance, legal termination of concession agreements or revocation of authorizations.

We conduct our generation, transmission and distribution activities pursuant to concession agreements entered into with the Brazilian federal government, through ANEEL, and pursuant to authorizations granted to companies of CEMIG Group, as the case may be. ANEEL may impose penalties or revoke a concession or authorization if we fail to comply with any provision of the concession agreements or authorizations, including those relating to compliance with the established quality standards. Depending on the severity of the non-compliance, these penalties could include:

•	fines for breach of contract of up to 2.0% of the concession holder’s revenues in the financial year immediately prior to the date of the breach;

•	injunctions related to the construction of new facilities and equipment;

•	restrictions on the operation of existing facilities and equipment;

•	temporary suspension from participating in bidding processes for new concessions for a period of up to two years;

•	intervention by ANEEL in the management of the concession holder that is in breach;

•	revocation of the concession; and

•	execution of the guarantees related to the concession.

Further, the Brazilian federal government can revoke any of our concessions or authorizations before the expiration of the concession term, in the event of bankruptcy or dissolution, or by legal termination, if determined to be in the public interest. It can also intervene in concessions to ensure adequate provision of the services, full compliance with the relevant provisions of agreements, authorizations, regulations and applicable law, and where it has concerns about the operations of the facilities of the Company and its subsidiaries.

Delays in the implementation and construction of new electricity undertakings can trigger the imposition of regulatory penalties by ANEEL, which, under ANEEL’s Resolution No. 63 of May 12, 2004, can vary from warnings to the termination of concessions or withdrawal of authorizations.

Any compensation we may receive upon rescission of the concession agreement or revocation of an authorization may not be sufficient to compensate us for the full value of certain investments. If we are responsible for the rescission of any concession agreement, the effective amount of compensation could be lower, due to fines or other penalties. The imposition of fines or penalties or the early termination or revocation by ANEEL of any of our concession agreements or authorizations, or any failure to receive sufficient compensation for investments we have made, may have a material adverse effect on our business, financial condition and results of operations, and on our ability to meet our payment obligations.

Rules under the Fifth Amendment to the distribution concession contract came into effect as from 2016. They contain new targets for service quality, and requirements related to CEMIG D’s economic and financial sustainability. These targets must be complied with over the 30 years of the concession. Compliance with these targets is assessed annually, and non-compliance could result in an obligation for CEMIG to inject capital into CEMIG D or a limitation on distribution of dividends or the payment of interest on equity by CEMIG D to CEMIG. According to ANEEL regulations, in case of failure to comply with global annual targets for collective continuity indicators for two consecutive years, or three times in five years, or at any time in the last five years of the agreement term, distribution of dividends or payment of interest on shareholders’ equity may be limited until compliance is resumed. Furthermore, in the first five years, non-compliance with a target for two consecutive years, or with any one of the targets in the fifth year, will result in legal termination of the concession. The imposition of fines or penalties or the early termination or annulment by ANEEL of our concession agreements or any failure to receive sufficient indemnification for investments we have made, may have a material adverse effect on our business, financial condition and results of operations.

We are subject to extensive and uncertain governmental legislation and regulation, and any changes to such legislation and regulation could have a material adverse effect on our business, results of operations and financial situation.

Our operations are highly regulated and supervised by the Brazilian government, through the MME, ANEEL, the National System Operator (Operador Nacional do Sistema, or “ONS”), and other regulatory authorities. These authorities have historically had a substantial degree of influence on our business. MME, ANEEL and ONS have discretionary authority to implement and change policies, interpretations and rules applicable to different aspects of our business, particularly operations, maintenance, safety, compensation and inspection. Any significant regulatory measure implemented by such authorities may result in a significant burden on our activities, which may have a material adverse effect on our business, results of operations and financial condition.

The Brazilian federal government has been implementing policies that have a far-reaching impact on the Brazilian energy sector and, in particular, the electricity industry. As part of the restructuring of the industry, Law No. 10,848, of March 15, 2004 introduced a new regulatory regime for the Brazilian electricity industry. This regulatory structure has undergone several changes in recent years, the most recent being the changes added by PA 579 (which was converted into Law No. 12,783/2013), which governs the extension of some concessions governed by Law No. 9,074/1995. Under this law, such concessions can, from September 12, 2012, be extended only once, for up to 30 years, at the option of the concession authority.

Amendments in the legislation or regulations relating to the Brazilian electricity industry could adversely affect our business strategy and the conduct of our activities if we are not able to anticipate the new conditions or if we are unable to absorb the new costs or pass them on to customers. Also, we cannot guarantee that measures taken in the future by the Brazilian government, in relation to development of the Brazilian electricity system, will not have a negative effect on our activities. Further, we are unable to predict to what extent such measures might affect us. If we are required to conduct our business and operations in a way that is substantially different from that specified in our business plan, our business, results of operations or financial position may be negatively affected.

Changes in Brazilian tax law or conflicts regarding its interpretation may adversely affect us.

The Brazilian federal, state and municipal governments have regularly implemented changes in tax policies that have affected us. These changes include the creation and alteration of taxes and charges, permanent or temporary, related to specific purposes of the government. Some of these governmental measures can increase our tax burden, which could affect our profitability, and consequently our financial situation. We cannot guarantee that we will be able to maintain our cash flow and profitability after an increase in taxes and charges that apply to us, and this might result in a material adverse effect on the Company.

We are subject to restrictions on our ability to make capital investments and to incur indebtedness, which could adversely affect our business, results of operations and financial condition.

We are subject to certain restrictions on our ability to make capital investments and acquisitions and raise funds from third parties, which might prevent us from entering into new contracts for financing of our operations, or for the re-financing of our existing obligations, and which may adversely affect our business, results of operations and financial condition.

Our by-laws require us to maintain certain financial indicators, related to factors including debt and investments, within certain limits, and this could affect our operational flexibility. In 2014, 2015 and 2016, certain limits and financial ratios specified in our bylaws were exceeded, and corresponding waivers were granted pursuant to the relevant approvals given by our stockholders at the general stockholders’ meetings for 2014, 2015 and 2016.

In relation to investments, our by-laws state that we may use up to 40.0% of our annual EBITDA (earnings before interest, income taxes, depreciation and amortization) each fiscal year on capital investments and acquisitions. This restriction could indirectly affect our investment capacity. Our ability to carry out our capital expenditure program is dependent upon a number of factors, including our ability to charge adequate rates for our services, access to the domestic and international capital markets, and a variety of operational and other factors. Further, our plans to expand our generation and transmission capacity are subject to compliance with competitive bidding processes governed by Law No.8,666/1993 (the “Tenders Law”).

In relation to loans from third parties: (i) as a state-controlled company, we are subject to rules and limits relating to the level of credit applicable to the public sector, including rules established by the National Monetary Council (Conselho Monetário Nacional, or CMN), and by the Brazilian Central Bank; and (ii) we are subject to the rules and limits established by ANEEL that regulate indebtedness for companies in the electricity sector. Also, state-controlled companies, in some cases, must comply with certain requirements to use funds extended by local commercial banks, such as (i) in the case of Brazilian federal banks, use the proceeds for refinancing of financial obligations undertaken with entities of the Brazilian financial system; or (ii) in transactions guaranteed by receivables.

We are also subject to the requirement for approval by the National Treasury Department (part of the Brazilian Finance Ministry) and by the Brazilian Central Bank before carrying out certain international financial transactions. This approval is usually given only if the purpose of the transaction is to roll over our debt. These rules effectively limit our ability to incur indebtedness.

Further, we are subject to certain contractual conditions under our existing debt instruments, and we may enter into new loans that contain covenants or similar clauses that could restrict our operational flexibility. These restrictions might also affect our ability to obtain new loans that are necessary for financing our activities and our growth strategy, and for meeting our future financial obligations when they become due, and this could adversely affect our ability to comply with our financial obligations. We have financing contracts and other debt obligations containing restrictive covenants, including Brazilian local market debentures and financings with the Brazilian National Development Bank (Banco Nacional de Desenvolvimento Econômico e Social, or BNDES) and Banco do Brasil. If we breach a financial covenant under the BNDES financings, we would be required to augment our guarantee in connection therewith or face possible acceleration of the debt. Any such acceleration could have a material adverse effect on our financial situation, and may also trigger cross-default clauses in other financial instruments. In the event of a default and acceleration, our assets and cash flow might be insufficient to repay amounts due, or to comply with the servicing of such debts. In the past, we have on certain occasions failed to comply with certain financial covenants that had conditions that were more restrictive than those currently in place. Although we were able to obtain waivers from our creditors in relation to past non-compliance, we cannot guarantee that we will be successful in obtaining any particular waiver in the future. See “Item 5. Operating and Financial Review and Prospects – Indebtedness” for a description of our material financing contracts with restrictive covenants.

The Company might face difficulties in delivering the results described in the business plans of the companies that it has acquired, or those which may be acquired in the future, which could have a material adverse effect on our business, financial condition and results of operations.

The Company might not realize the benefits expected from our acquisitions. The process of integration for any acquired business could subject the Company to certain risks, such as, for example, the following: unexpected expenses; inability to integrate the activities of the companies acquired with a view to obtaining the expected economies of scale and efficiency gains; possible delays related to integration of the operations of companies; exposure to potential contingencies; and legal claims made against the acquired business that were unknown at the moment of its acquisition. The Company might be unsuccessful in dealing with these or other risks, or problems related to any other operation of a future acquisition, and be negatively affected by the companies acquired or which may be acquired in the future.

A reduction in our credit risk rating or in Brazil’s sovereign credit ratings could adversely affect the availability of new financings and increase our cost of capital.

The credit risk rating agencies Fitch Ratings, Moody’s, and Standard and Poor’s attribute a rating to the Company and its debt securities on a Brazilian basis, and also a rating for the Company on a global basis.

Ratings reflect, among other factors, the outlook for the Brazilian electricity sector, the hydrological conditions of Brazil, the political and economic conditions, country risk, and the rating and outlook for the Company’s controlling stockholder, the State of Minas Gerais.

The rating agencies began a review of Brazilian sovereign credit risk in September 2015 that culminated in the loss of the country’s investment-grade rating with the three principal agencies. They referenced the worsened credit scenario and the growing deterioration of Brazilian debt indicators, taking into account the environment of low growth and the challenging political situation. As a result, the trading prices of Brazilian debt and other Brazilian securities were affected. We believe that a continuation of the present recession in Brazil could cause further ratings reductions.

In 2016, the three principal rating agencies downgraded CEMIG Holding, CEMIG D and CEMIG GT’s ratings following the macroeconomic deterioration in Brazil. In February, Standard & Poor’s downgraded the rating of each company to brA from brAA- (national scale) and to BB- from BB (global scale). In November, the rating of each company was downgraded again, to brBBB+ from brA (national scale) and to B+ from BB- (global scale). In July, Fitch also downgraded the rating of each company to A(bra) from AA-(bra) (national scale). In February, Moody’s downgraded the rating of each company to A2.br from Aa2.br (national scale) and to Ba3 from Ba1 (global scale), and, in July, downgraded it again to Baa1.br from A2.br (national scale) and to B1 from Ba3 (global scale).

If our ratings are downgraded due to any external factors, operational performance or high levels of debt, our cost of capital could increase and our ability to comply with existing financial covenants in the instruments that regulate our debt could be adversely affected. Further, our operating or financial results and the availability of future financings could be adversely affected. Also, further reductions in Brazilian sovereign ratings could adversely affect perception of risk in relation to securities of Brazilian issuers, and, as a result, increase the cost of any future issues of debt securities. Any further reductions in our ratings or Brazil’s sovereign ratings could adversely affect our operating and financial results, and our access to future financings.

Disruptions in the operation of, or deterioration of the quality of, our services, or those of our subsidiaries, could have an adverse effect on our business, financial condition and results of operations.

The operation of complex electricity generation, transmission and distribution systems and networks involves various risks, such as operational difficulties and unexpected interruptions caused by accidents, malfunctions or failure of equipment or processes, performance below expected levels of availability and efficiency of assets, or disasters (such as explosions, fires, natural phenomena, landslides, sabotage, terrorism, vandalism or other similar events). Furthermore, operational decisions by the authorities responsible for the electricity system, environment matters, operations and other issues that affect electricity generation, transmission or distribution could adversely affect the functioning and profitability of the operations of our generation, transmission and distribution systems. If such factors occur, our insurance coverage might be insufficient to fully reimburse the costs and losses that we might incur due to damage caused to our assets, or due to outages.

Further, the revenues that the Company’s subsidiaries generate from establishing, operating and maintaining its facilities are correlated to the availability of equipment and assets, and to the quality of the services (continuity and service in accordance with levels demanded by the regulations). Under our concession agreements, the Company and its subsidiaries are subject to: (i) a reduction of their “Portion B” allocation (due to increase of the component Q in the formula for the “X Factor” at the time of the tariff review for the distributors; (ii) a reduction ofRAP for the transmission companies and (iii) effects on the Availability Factor (Fator de Disponibilidade, or FID) and the offtake guarantee levels for the generation facilities. The hydroelectric plants share the hydrological risk, and based on the applicable regulations and on the level of the guarantees offered previously by agents, to the extent that the plants do not meet the necessary production levels, on average agents will have to acquire the equivalent of the shortfall in volume of power at the spot price (Preço de Liquidação de Diferenças –Differences Settlement Price, or PLD), which tends to be highly volatile.

The generation agents are exposed to financial risks, since there may be differences in the financial accounting of the contracts in the sub-markets of the CCE, depending on: (a) the location of the plant, which determines the PLD used in the accounting procedure for the vendors; and (b) the location of consumption of the contract, which will determine the PLD used in the accounting procedure for the consuming agent. If there is a difference between the PLD of the sub-markets, the agents will be subject to these differences. Penalties, and payments of offsetting or other compensation are applicable, depending on the scope, severity and duration of the unavailability of service or equipment. Thus, stoppages in our generation, transmission or distribution facilities, substations or networks, may have a material adverse effect on our business, financial situation and operational results.

We have a considerable amount of debt, and we are exposed to limitations on our liquidity – a factor which might make it more difficult for us to obtain financing for investments that are planned, and might negatively affect our financial condition and our results of operations.

In order to finance the capital expenditures needed to meet our long-term growth objectives, we have incurred a substantial amount of debt. As our cash flow from operations in recent years has not been sufficient to fund our capital expenditures, debt service and payment of dividends, our debt has significantly increased since 2012. Our total loans, financing and debentures (including interest) grew by 0.08%, to R$ 15,179 million, at December 31, 2016, from R$ 15,167 million on December 31, 2015 and R$ 13,509 million on December 31, 2014. At present, 69.46% of our existing loans, financing and debentures, which totals R$ 10,544 million, has maturities in the next three years. In order to meet our growth objectives, maintain our ability to fund our operations and comply with scheduled debt maturities, we will need to raise significant amounts of debt capital from a broad range of funding sources. See “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources” for a description of our material financing contracts with restrictive covenants.

To service its debt after meeting our capital expenditure targets, the Company has relied upon, and may continue to rely upon, a combination of cash flows provided by our operations, drawdowns under its available credit facilities, its cash and short-term financial investments balance and the incurrence of additional indebtedness. Any further lowering of its credit ratings may have adverse consequences on the Company’s ability to obtain financing or may impact its cost of financing, also making it more difficult or costly to refinance maturing obligations. If, for any reason, the Company were faced with continued difficulties in accessing debt financing, this could hamper its ability to make capital expenditures in the amounts needed to maintain its current level of investments or its long-term targets and could impair its ability to timely meet its principal and interest payment obligations with its creditors, as its cash flow from operations is currently insufficient to fund such both planned capital expenditures and all of its debt service obligations. A reduction in the Company’s capital expenditure program or the sale of assets could significantly and adversely affect its results of operations.

Our divestment program depends on external factors that could impede its successful implementation.

Among other initiatives, in 2016, we introduced a divestment program that contemplates the sale of US$ 770 million in assets for the period from 2017 to 2018, with the goal of improving our short-term liquidity position by increasing our cash balance and reducing our indebtedness. External factors, such as exchange rate fluctuations, the deterioration of Brazilian and global economic conditions and the Brazilian political crisis, among others, may adversely affect our ability to sell our assets or to maximize the price at which we can sell such assets.

Any difficulty in successfully implementing our divestment program could have a material adverse effect on our and the Company’s business, results of operations and financial condition, including exposing us and the Company to liquidity constraints in the near and medium term. In addition, while the sale of assets under our divestment program will allow the Company and us to reduce our total indebtedness and improve our short-term liquidity position, such sales will also result in a decrease in our cash flows from operations, which could have a material adverse effect on our and the Company’s long-term operating growth prospects and consequently our and the Company’s results of operations in the medium and long term.

We might be unable to implement the strategies in our long-term strategic planning within a desired time, or without incurring unforeseen costs, which could have adverse consequences for our business, results of operations and financial condition.

Our ability to meet strategic objectives depends, to a large extent, on successful, cost-effective and timely implementation of our strategic planning. The following are some of the factors that could negatively affect this implementation:

•	Inability to generate cash flow, or obtain the future financings, necessary for implementation of the projects;

•	Inability to obtain necessary governmental licenses and approvals;

•	Unexpected engineering and environmental problems;

•	Unexpected delays in the processes of eminent domain and establishment of servitude rights;

•	Unavailability of the necessary workforce or of equipment;

•	Labor strikes;

•	Delay in delivery of equipment by suppliers;

•	Delay resulting from failings of suppliers or third parties in compliance with their contractual obligations;

•	Interference by climate factors, or environmental restrictions;

•	Changes in the environmental legislation creating new obligations and causing additional costs for projects;

•	Legal instability caused by political issues; and

•	Substantial changes in economic, regulatory, hydrological or other conditions.

The occurrence of the above factors, separately or in the aggregate, might lead to a significant increase of costs, and might delay or impede implementation of initiatives, and consequently compromise the execution of the strategic plan, negatively affecting our operating and financial results.

Furthermore, because we are a mixed-capital company controlled by the State of Minas Gerais, we are subject to changes to our board of directors and executive officers as a result of change in the political agents of the Executive Branch of government due to the electoral process, as occurred with most of our executive officers, including the CEO and CFO in December 2014, and also due to political instability. These types of changes may adversely affect the continuity of the Company’s strategy.

The operating and financial results of our subsidiaries and minority investees might negatively affect our strategies, operational results and financial situation.

We own equity in and do business through various subsidiaries and minority investees, including companies with significant assets in electricity generation and transmission. The future development of our subsidiaries and minority investees, such as Transmissora Aliança de Energia Elétrica S.A. (“TAESA”), Light S.A. (“Light”), Renova Energia S.A. (“Renova”) and Aliança Geração de Energia S.A. (“Aliança”), could have a significant impact on our business and operational results. The Company’s ability to meet its financial obligations is correlated, in part, to the cash flow and the profits of our subsidiaries, and the consequent distribution, or other transfer, to the Company of such profits in the form of dividends or other advances or payments. If these companies’ abilities to generate profit and cash flow are reduced, this might cause a reduction of dividends and interest on equity paid to the Company, which could have a material adverse effect on our results of operations and financial position.

Further, some of our subsidiaries might, in the future, enter into agreements with creditors that call for prohibition or restriction of dividend payments or other transfers of funds to the Company, and require that any financing extended by those subsidiaries to the Company be subordinated to the debt that is the subject of those agreements with creditors.

Our subsidiaries are separate legal entities. Any right that the Company might have in relation to receipt of assets or other payments in the event of liquidation or reorganization of any subsidiary, will likely be in fact structurally subordinated to the demands of the creditors of such subsidiary (including tax authorities, commercial creditors and lenders to those subsidiaries). In cases in which the Company is the creditor, the demands would be subordinated to the shareholders and to the debt of such subsidiary, which have priority in relation to the Company’s equity interest.

Furthermore, the Company does not control the management of some of its minority investees, which might cause their management practices not to be aligned with those of the Company.

Any deterioration in the operating results or financial conditions of any subsidiary, and any sanctions or penalties imposed on them, could have a material adverse effect on the Company’s results of operations or financial condition.

New investments and acquisitions will require additional capital, which might not be available to us on acceptable terms.

We will need funds to finance acquisitions and investments. However, we cannot guarantee that we will have our own funds or that we will be able to raise such funds in a timely manner and in the necessary amounts, or at competitive rates (by issuance of debt securities, or incurrence of loans). If we are unable to obtain funds as planned, we may be unable to meet our acquisition commitments, and our investment program could suffer delays or significant changes, which could adversely affect our business, financial condition, results of operations and future prospects.

Delays in the expansion of facilities, in new investments or in capitalizations in our generation, transmission and distribution companies could adversely affect our business, results of operations and financial condition.

We are currently engaged in the construction and expansion of plants, transmission lines, distribution lines, distribution networks and substations, and also studying other potential expansion projects. Our capacity to conclude projects, within deadlines and on budget, without adverse economic effects, is subject to various risks. For instance, we may encounter the following:

•	Various problems in the phase of planning and construction of expansion projects or new investments, such as stoppages, delays by suppliers in materials and services, delays in tender processes, embargos on work, unexpected geological and meteorological conditions, political and environmental uncertainties, the liquidity of our partners, contractors and subcontractors;

•	Regulatory or legal challenges that delay the start date of operations of expansion projects;

•	New assets might operate below the planned capacity, or the costs of their operation/installation might be greater than planned;

•	Difficulty of obtaining adequate working capital to finance the expansion projects; and

•	Environmental demands and claims by local communities during construction of generation plants, transmission lines, distribution lines, distribution networks and substations; and, possibility of failure to comply with the “Duração Equivalente de Interrupção por Unidade Consumidora”—DEC (outages duration) target, resulting in risk of loss of the concession, since the contract provides that non-compliance with the targets for quality indicators for 2 consecutive years, or in the fifth year, will result in opening of a process of expiration of the concession. and substations.

If we face any of these problems or other problems related to the new investments or to the expansion of our generation, transmission or distribution capacity, we might suffer increases of costs, or, perhaps, lower profitability than originally expected for the projects.

The level of default by our consumers could adversely affect our business, operational results and/or financial situation as well as those of our subsidiaries.

On December 31, 2016, the total of our past-due receivables owed by consumers, traders and power transport concession holders was approximately R$ 1,621 million, corresponding to 8.63% of our consolidated net revenue in 2016, including our provision for doubtful receivables of R$660 million. The possibility exists that we might be unable to collect amounts payable by various consumers which are in arrears. If such debts are not totally or partially settled, we will suffer an adverse impact on our business, operation results and/or financial situation. Additionally, the amount of debts in arrears from our consumers that exceeds the provision that we have made could cause an adverse effect on our business, operational results and/or financial condition.

Dams are part of the critical and essential infrastructure in the Brazilian electricity sector. Dam failures can cause serious damage to affected communities and to the Company.

Wherever there are dams, there is an intrinsic risk of dam failure, due to factors that may be internal or external to the structure (such as, for example, failure of a dam upstream from the site). The scale, and nature, of the risk are not entirely predictable. Thus, we are subject to the risk of a dam failure that could have repercussions far greater than the loss of hydroelectric generation capabilities. The failure of a dam could result in economic, social, regulatory, and environmental damage and potential loss of human life in the communities downstream from dams, which could have a material adverse effect on the Company’s image, business, results of operations and financial condition.

Requirements and restrictions imposed by environmental agencies might require the Company to incur additional costs.

Our operations relating to generation, distribution and transmission of electricity, and distribution of natural gas, are subject to various federal, state and municipal laws and regulations, and also to numerous requirements relating to the protection of health and the environment. Delays by the environmental authorities, or the refusal of license requests by them, or any inability on our part to meet the requirements set by these bodies during the environmental licensing process, may result in additional costs, or even, depending on the circumstances, prohibit or restrict the construction or maintenance of these projects.

Any non-compliance with environmental laws and regulations, such as construction and operation of a potentially polluting facility without a valid license or authorization, could give rise to the obligation to remedy any damages that are caused (third party liability), and result in criminal and administrative sanctions. Under Brazilian legislation, criminal penalties, such as imprisonment and restriction of rights, may be applied to individuals (including managers of legal entities), and penalties such as fines, restriction of rights or community service may be applied to companies. With respect to administrative sanctions, depending on the circumstances, the environmental authorities may: (i) impose warnings, or fines, ranging from R$50,000 to R$50 million; (ii) require partial or total suspension of activities; (iii) suspend or restrict tax benefits; (iv) cancel or suspend lines of credit from governmental financial institutions; or (v) prohibit us from contracting with governmental agencies, companies or authorities. Any of these actions could adversely affect our business, results of operations and financial condition.

We are also subject to Brazilian legislation that requires payment of compensation in the event that our activities have polluting effects. According to Federal Law No. 9,985/2000, Federal Decree No. 6,848/2009, and Minas Gerais State Decree No. 45,175/2009, up to 0.5% of the total amount invested in the implementation of a project that causes significant environmental impact should be used to pay for offsetting measures in an amount to be decided by the environmental agencies, based on the project’s specific level of pollution and environmental impact. State Decree 45,175/2009 (‘Decree 45,175’) also indicated that the compensation rate will be applied retroactively to projects implemented prior to promulgation of the present legislation.

Among the provisions of law that can lead to operational investments and expenses, one is compliance with the Stockholm Convention on Persistent Organic Pollutants (the “Convention”), to which Brazil is a signatory, assuming the international commitment to withdraw the use of PCB by 2025, and its complete prohibition by 2028, through Decree No. 5,472, of June 20, 2005. The legislation to be enacted for this purpose could have a major effect on the electricity industry and on CEMIG, due to the possibility of obligations to list, replace and dispose of equipment and materials containing substances included in the Convention such as Polychlorinated Biphenyls (PCBs).

If we are unable to meet the technical requirements established by the environmental agencies during the process of licensing, this might prejudice the installation and operation of our projects, or make carrying out of our activities more difficult, which could negatively affect our results of operations.

Finally, the adoption or implementation of new safety, health and environmental laws, new interpretations of existing laws, increased rigidity in the application of the environmental laws, or other developments in the future might require us to make additional capital expenditure or incur additional operational expenses in order to maintain our current operations. They might also restrain our production activities or demand that we take other action that could have an adverse effect on our business, results of operations or financial condition.

Increases in electricity purchase prices could cause an imbalance in CEMIG D’s cash flows.

The prices of electricity purchase contracts signed by electricity distribution concession holders such as CEMIG D are linked to certain variables that are not under their control, such as hydrological conditions and dispatching of thermoelectric plants. Although any increases in costs for purchasing of electricity arising from adverse hydrological conditions and from higher than forecast dispatching of the thermal plants are passed through to the electricity distribution concession holders in the form of tariff increases at the time of the distribution concession holders’ tariff adjustments, this situation could result in mismatches of cash flow, with an adverse impact on CEMIG’s business, results of operations and financial condition.

In recent years, the Brazilian federal government and ANEEL have created mechanisms to reduce the mismatch in the distributors’ cash flow arising from the increase in prices for purchase of electricity.

In 2013, funds from the Energy Development Account (Conta de Desenvolvimento Energético, or CDE) were used to reduce this effect; and in 2014 a series of bank loans, in the name of the Electricity Trading Exchange (Câmara de Comercialização de Energia Elétrica, or CCEE), were employed, passed through to the distributors in the account referred to as the ACR Account. As from 2015, these costs began to be incorporated into the electricity tariffs paid by consumers. In 2015, there was also an extraordinary review of tariffs to compensate the increased costs of higher contributions to the CDE, and of electricity purchased from Itaipu, among other factors. Finally, as from January 2015, the “tariff flag” system was finally put in place on a permanent basis. This system increases the tariff for the final consumer when the generation system is undergoing adverse hydrological conditions, and thus transfers part of the costs to these consumers more rapidly. The “Red Flag” was in force for the whole of the year 2015; this is the highest rate, indicating higher electricity acquisition costs for the distributors and constantly higher charges for the consumer. Even with this mechanism in place there is a risk of the increase in purchase prices being so great that the Company’s cash position is pressured until the next tariff adjustment. The recovery of higher costs of purchase of electricity by passing through to tariffs takes place gradually, over the 12 months between price adjustments.

Starting in 2014, the Brazilian federal government undertook another round of funding support transactions, with funds from the CDE. These amounts refer to the subsidies to certain consumers (users of irrigation, water service utilities, rural consumers, and other users) that had been withdrawn from the tariff adjustment when Law No 12,783/2013 was put into effect. These funds were granted by the Brazilian federal government, among other sources, and paid through Eletrobrás. We note that if there is a delay in these payments it could cause problems of mismatch in the cash flow of CEMIG D.

The current economic downturn in Brazil contributed to several factors resulting in the increase in rates charged from regulated consumers, and the migration of customers to the free market. This could lead to a revenue decrease and possible financial exposure due to an electricity inventory greater than 5% of demand. In order to mitigate these effects, distributors can assign contracts for the purchase of electricity provided by existing generation facilities through the Surpluses and Deficits Compensation Mechanism (Mecanismo de Compensação de Sobras e Déficits, or MCSD), which is available to distributors who have deficits and generators with delay on their initial operations. If, after using this mechanism, distributors still have an excessive inventory of more than 5% of current consumption, such excess can be sold in the spot market, which can result in a loss for the distributor if the spot price is lower than the costs of the purchase contracts. This loss cannot be passed on to the consumer and is bared by the concessionaire. Such losses could have a material adverse effect on our business and results from operations.

In 2016 the New Energy MCSD was created, which allows the termination of new energy contracts between distributors in order to compensate for surpluses and deficits. If there is more surplus than deficit, the mechanism also allows the generators to offer reduction of the contracts to the distributors in order to compensate for the surplus. The reduction is then effected in descending order of price and there is no financial compensation for the reduction. In addition to the New Energy MCSD, Resolution No. 711/2016 was also published, which allows bilateral negotiation of contracts between generators and distributors, enabling partial or full reduction of Regulated Market Electricity Sale Contracts (CCEARs). This mechanism provides financial compensation to the stakeholders if the reduced contract is priced above the PMIX (average price of the distributor’s portfolio), such compensation to the stakeholder is limited to a 36-month period. If the contract has a price lower than the PMIX, the loss must be reimbursed from the stakeholder to the consumer.

Another trend to note is an increase in the volume of distributed generation, mainly solar, in the area served by CEMIG D. The amounts involved are not yet significant for CEMIG D’s market, but they are being monitored, and in the future they might cause a material adverse effect on our business, operational results or financial condition.

Brazil’s supply of electricity is heavily dependent on hydroelectric plants, which in turn depend on climatic conditions to produce electricity. Adverse hydrological conditions that result in lower generation of hydroelectric power could adversely affect our business, results of operations and financial condition.

Hydroelectric generation is predominant in Brazil. The advantages of hydroelectric power have also been widely publicized: it is a renewable resource, and avoids substantial expenditures on fuels in thermal generation plants. At the same time the main difficulty in the use of this resource arises from the variability of the flows to the plants. There are substantial seasonal variations in monthly and annual flows, which depend fundamentally on the volume of rain that falls in each rainy season. Adverse hydrological conditions in the Brazilian southeast region caused drought and water scarcity in the states of São Paulo, Minas Gerais and Rio de Janeiro in the recent past. These conditions might become worse during the dry period, which occurs from April through September. This could cause rationing of water consumption and/or electricity, which could have a material adverse effect on the Company’s business and results of operations.

To deal with this difficulty, the Brazilian system has a complementary component of thermoelectric generation plants, and a growing portfolio of wind farms. It also has accumulation reservoirs, the purpose of which is to secure water from the rainy to the dry period, and from one year to the next. However, these mechanisms are not able to absorb all the adverse consequences of a prolonged hydrological shortage, like the one that we have seen in the recent past.

The operation of the Brazilian electricity system is coordinated by the National Electricity System Operator (Operador Nacional do Sistema, or “ONS”). Its primary function is to achieve optimal operation of the resources available, minimizing operational cost, and the risks of shortage of electricity. In periods when the hydrological situation is adverse, a decision by the ONS might, for example, reduce generation by hydroelectric plants and increase thermal generation, which results in higher costs for the hydroelectric generating agents, as happened in 2014. In the distribution companies, this increase in costs generates an increase in the purchase price of electricity that is not always passed through to the consumer at the same moment, generating mismatches in cash flows, with an adverse effect on the business and financial situation of those distribution companies. Also, in extreme cases of scarcity of power due to adverse hydrological situations, the system might undergo rationing, which could result principally in reduction of cash flow.

The Energy Reallocation Mechanism (Mecanismo de Realocação de Energia, or MRE) aims to mitigate the impact of the variability of generation of the hydroelectric plants. This mechanism shares the generation of all the hydroelectric plants in the system in such a way as to supplement the shortage of generation of one plant with excess generation by another. However, this mechanism is not able to eliminate the risk of the generation players, because when there is an extremely unfavorable hydrological situation, to the extent that that all the plants in aggregate are unable to reach the sum of their Physical Guarantee levels of power output, this mechanism makes an adjustment to the Physical Guarantee of each plant through the Physical Guarantee Adjustment Factor (Fator de Ajuste da Garantia Física, or GSF), resulting in the generating companies being exposed to the short-term (“spot”) market.

To be able to use this mechanism, the companies had to waive and withdraw all the claims that they had filed and all the applications for injunction that they had made, and also waive any other rights that they might have in relation to those actions.

In the free market, the system did not receive the same acceptance, since even with the payment of the premium, generation companies would have had to continue assuming the hydrological risk at moments of critical hydrology. Thus, no plant that sells electricity in the free market signed up for any renegotiation of hydrological risk.

Those operators that did not subscribe to the renegotiation continued to have injunctions preventing charging of the hydrological risk in full. These injunctions are causing a deficit of approximately R$1.6 billion in the short-term market. This position increases the level of default calculated by the CCEE, thus reducing the amounts received by creditor agents in the short-term market. To avoid this effect, some creditor agents filed for further injunctions to acquire the right to priority in receipt. This effect leads to uncertainty in the market, reduction of liquidity, increase of default, and reduction in amounts received in the short-term market, representing a risk for the Company.

Any substantial seasonal variation in the monthly flows and in the total of flows over the year could limit hydroelectric generation, making it necessary to use alternative generation systems, which could have a significant adverse effect on the Company’s costs, including court fees and expenses relating to the subject.

The rules for electricity trading and market conditions may affect the sale prices of electricity.

Under applicable laws, our generation companies are not allowed to sell electricity directly to distribution companies. Thus, the power generated by our companies is sold in the Regulated Market (Ambiente de Contratação Regulado, or ACR) – also referred to as the ‘Pool’ – through public auctions held by ANEEL, or through the Free Market (Ambiente de Contratação Livre, or ACL) through bilateral negotiations with consumers and traders. The applicable legislation allows distributors that sign contracts for ‘existing supply’ with generation companies in the Regulated Market to reduce the quantity of electricity contracted by up to 4%, per year, in relation to the amount of the original contract, for the entire period of the contract. This exposes our generation companies to the risk of not selling the de-contracted supply at adequate prices.

We conduct trading activities through power purchase and sale agreements, mainly in the Free Market, through our generation and trading companies. Contracts in the Free Market may be entered into with other generating entities, energy traders, or mainly, with “free consumers.” Free consumers are consumers with a demand of 3MW or more: they are allowed to choose their electricity supplier. Some contracts have flexibility in the amount sold, allowing the consumer to consume a higher or lower amount (5% on average) from our generating companies than the original amount contracted, which might cause an adverse impact on our business, operational results and/or financial situation.

Other contracts do not allow for this kind of flexibility in the purchase of electricity, but increased competition in the Free Market could influence the occurrence of this type of arrangement in purchase contracts.

In addition to the free consumers referred to above, there is a category of clients referred to as “Special Consumers”, which are those with contracted demand between 500kW and 3MW. Special Consumers are eligible to participate in the Free Market provided they buy electricity from incentive-bearing alternative sources, such as Small Hydroelectric Plants, biomass plants or wind farms. The Company has conducted sales transactions for this category of electricity from specific electricity resources in particular companies of the CEMIG Group and, since 2009, the volume of these sales has gradually increased. The Company has formed a portfolio of purchase contracts which now occupies an important space in the Brazilian electricity market for incentive-bearing alternative power sources. Contracts for the sale of electricity to these clients have specific flexibilities to serve their needs, and these flexibilities of greater or lesser consumption are linked to the historic behavior of these loads. Higher or lower levels of consumption by these clients may cause purchase or sale exposures to spot prices, which can have an adverse impact on our business, operational results and/or financial situation. Market variations, such as variations of prices for signature of new contracts, and of volumes consumed by our clients in accordance with flexibilities previously contracted, can lead to spot market positions, which can potentially have a negative financial impact on our results.

The MRE aims to reduce the exposure of generators of hydroelectric power, such as our generation companies, to the uncertainties of hydrology. It functions as a pool of hydroelectric Generation Companies, in which the generation of all the plants participating in the MRE is shared in such a way as to meet the demand of the pool. When the totality of the plants generates less than the amount demanded, the mechanism reduces the assured offtake levels of the plants, causing a negative exposure to the short-term (“spot”) market and, as a consequence, the need to purchase power supply at the spot price. Correspondingly, when the total generation of the plants is more than the volume demanded, the mechanism increases the guaranteed offtake level of the plants, leading to a positive exposure, permitting the liquidation of power at the PLD. In years of poor rainfall the reduction factor which applies to the assured energy levels can reduce the levels of the hydroelectric plants by 20% or more.

In 2015, the Brazilian federal government proposed a system of voluntary renegotiation relating to hydrological risk. This process enabled the generating companies to transfer their costs and revenues related to hydrological risk to consumers in exchange for the payment of a “risk premium” to be deposited in the so-called tariff band deposit account (the tariff band surcharges are deposited in such account and transfers to the distribution concessionaires are made from this account as well) and would be indemnified for the losses suffered in 2015 by means of, among other measures, an extension of their power generation grants (concessions or authorizations, as the case may be) for up to 15 years. In other words, hydroelectric power plants would recover the costs incurred with GSF deficits retroactively to January 2015, and such recovery would form a “regulatory asset” which would be amortized over the term of the concession with a postponement of the risk premium. If the remaining concession/authorization period is insufficient (i.e. not long enough to amortize the regulatory asset), then generators would have a concession/authorization extension (limited to 15 years).

In the free market, the system was not favorable enough to gain acceptance: even with the payment of the risk premium, generation companies would have been required to continue assuming the hydrological risk at moments of critical hydrology. In this environment, the system required contracting of reserve power, which has very high prices, for mitigation of the hydrological risk.

Low liquidity or volatility in future prices, due to market conditions and/or perceptions, could negatively affect our results of operations. Further, if we are unable to sell all the power that we have available (our own generation capacity plus contracts under which we have bought supply of power) in the regulated public auctions or in the Free Market, the unsold capacity will be sold in the CCEE at the PLD, which tends to be very volatile. If this occurs in periods of low spot prices, our revenues and results of operations could be adversely affected.

The determination of the PLD is done through the results of the optimization models of the operation of the national grid used by the ONS and by the CCEE. The models depend on entry data revised by the ONS at each period of four months, and monthly, and weekly. In this system there is the possibility of errors being made in entry of data into the model, which can lead to an unexpected change in the PLD and possible subsequent re-publication of it, in accordance with ANEEL Resolution 568/2013. The alteration of these models, errors in entry of data and re-publications of the PLD constitute a risk for the trading business, causing uncertainty in the market, reducing liquidity, and resulting in financial losses with the unexpected variation in the price.

The anticorruption investigations currently in progress in Brazil, which have had large-scale public exposure, might have adverse effects on the perception of the country, on us and other companies of the CEMIG Group.

Investors’ perception about Brazil has been adversely affected by investigations of public corruption in large Brazilian companies, and by political events which may represent potential risks to the social and economic outlooks for Brazil.

Among the Brazilian companies involved in these investigations are companies in the oil and gas, energy and infrastructure sectors, which are being submitted to investigations due to accusations of corruption by the Brazilian Securities Commission (CVM), the Federal Police, the Brazilian Public Attorneys, the Federal Audit Board, the U.S. Securities and Exchange Commission (SEC) and the U.S. Department of Justice (DOJ). Some issues raised have included Norte Energia S.A., holder of the concession to build and operate the Belo Monte Hydroelectric Plant, on the Xingu River, in the state of Pará, Brazil, in which CEMIG Holding is a minority stockholder through Aliança Norte and Amazônia Energia S.A., with an interest of 12.50%. See “Item 4. Information on the Company – Investment in the Belo Monte Plant through Amazônia Energia S.A. and Aliança Norte.” In an on-going internal investigation by Norte Energia S.A., the estimated amount of losses have already been provisioned in our financial statements. We cannot guarantee, however, that further amounts of provisioning will not be necessary as a result of further investigations based on the same accusations. We have not been notified and are not aware of any on-going investigation by the SEC or the DOJ involving us. Also, we cannot guarantee that CEMIG Holding or companies of the CEMIG Group will not become the subject of court actions, criminal or civil, based on these or new anticorruption investigations, in the ambit of the applicable jurisdiction either of the United States or of Brazil, if any additional illegal acts come to light.

Any future anti-corruption actions that might find failures of conduct by the managers of the Company or by third parties might result in fines, penalties or significant negative postings in the accounts, and also intangible damage, such as damage to reputation, and other significant, unforeseen, adverse effects.

We may be exposed to behaviors that are incompatible with our standards of ethics and compliance, and we might be unable to prevent, detect or remedy them in time, which might cause material adverse effects on our business, results of operations, financial condition and reputation.

Our businesses, including our relationships with third parties, are oriented by ethical principles and rules of conduct. We have a range of internal rules that aim to orient our managers, employees and contractors, and to reinforce our ethical principles and rules of professional conduct. Due to the wide distribution and outsourcing of the production chains of our suppliers, we are unable to control all the possible irregularities of the latter. This means that we cannot guarantee that the financial, technical, commercial and legal evaluations that we use in our selection processes will be sufficient for preventing our suppliers from having problems related to employment law, or sustainability, or in the outsourcing of the production chain with inadequate safety conditions. We also cannot guarantee that these suppliers, or third parties related to them, will not involve themselves in irregular practices to reduce the cost of their products. If a significant number of our suppliers involve themselves in irregular practices, we might be adversely affected.

Further, we are subject to the risks that our employees, contractors or any person who may do business with us might become involved in activities of fraud, corruption or bribery, circumventing our internal controls and procedures, misappropriating or using our assets for private benefit to the detriment of the Company’s interests. This risk is exacerbated by the fact that there are some affiliated companies, such as special-purpose companies and joint ventures, in which we do not have stockholding control.

Our systems to identify, monitor and mitigate risks may not be effective in all circumstances, especially in relation to companies that are not under our control. In the case of companies we have acquired, our systems might be incapable of identifying fraud, corruption or bribery that took place prior to the acquisition. Any failing in our capacity to prevent or detect non-compliance with the applicable rules of governance or of regulatory obligation could cause harm to our reputation, limit our capacity to obtain financing, or otherwise cause material adverse effects on our, business, results of operations, financial condition and reputation.

Certain members of our management are party to administrative and judicial proceedings and ongoing investigations related to activities outside the scope of our operations.

Brazilian authorities have been conducting comprehensive investigations in a number of governmental areas, including partnerships and equity interests held by Brazilian governmental entities in the private sector. These investigations sometimes result in administrative, civil and criminal proceedings against the individuals under investigation.

Members of our management who have worked for the Brazilian government and the government of Minas Gerais are parties to judicial and administrative proceedings or are subject to investigations being conducted by the competent authorities. Mr. José Afonso Bicalho Beltrão da Silva, the chair of our board of directors, is a defendant in criminal lawsuits relating to illegal practices which allegedly occurred when he was the chief executive officer of BEMGE – Banco do Estado de Minas Gerais.

Mr. José Afonso Bicalho Beltrão da Silva is also a defendant in a Civil Class Action involving administrative misconduct. For more information, see “Item 6. Directors, Senior Managers and Employees – Criminal Proceedings Involving Members of our Board of Directors.”

Mr. Marco Antônio de Rezende Teixeira, the Secretary of State in Minas Gerais (Secretário da Casa Civil de Minas Gerais) and a member of the our board of directors, was subjected to search and seizure and coercive hearing orders carried out by the Federal Police in connection with Operation Acronym (Operação Acrônimo), which investigates a money laundering scheme involving the funding of political campaigns by Brazilian companies, including those who have received loans from the Brazilian National Development Bank (Banco Nacional de Desenvolvimento Econômico e Social, or “BNDES”). Mr. Marco Antônio de Rezende Teixeira is also a defendant in a criminal lawsuit involving a breach of the Tenders Law. Such claim was already dismissed on April 20, 2017. However, it is still subject to appeal. For more information, see “Item 6. Directors, Senior Managers and Employees – Criminal Proceedings Involving Members of our Board of Directors.”

We cannot assure you that judicial and administrative proceedings, new developments under Operation Acronym or even the commencement of new judicial and administrative proceedings or investigations against members of our management will not impose limitations or restraints on the performance of the members of our management who are party to these proceedings. In addition, we cannot assure you that these limitations will not adversely affect us and our reputation.

The multiple uses of water and the various interests related to this natural resource might give rise to conflicts of interest between CEMIG and society as a whole, which might cause losses to our business, results of operations or financial condition.

CEMIG’s generation facilities are predominantly hydroelectric plants. In the last 15 years, 50 facilities have been added, comprising a total of 1,900 MW. At present, taking into account also projects and companies that are jointly controlled, overall a total of 85 plants with 7,989 MW represent 96% of the our installed capacity; and they have more than 3,500 km² of managed reservoirs. Water is the principal raw material for CEMIG’s production of electricity, and is a resource that is sensitive to climate change, and vulnerable to the consequences of exploration of other natural resources, significantly impacted by human actions and subject to a regulatory environment.

CEMIG’s operation of reservoirs for generation of hydroelectric power essentially requires consideration of the multiple uses of water by other users in a river basin; and this in turn, leads to the need to take into account a range of constraints — environmental, safety, irrigation, human consumption, waterways and bridges, among others. In periods of severe drought, like those of 2013 until 2015, monitoring and forecasting the levels of reservoirs and the constant dialogue with the public authorities, civil society and users were essential for ensuring the generation of electricity, and also the other uses of this resource.

Finally, CEMIG uses a Risk Management System to analyze scenarios and determine the degree of financial exposure to risks, considering the probability of occurrence and its effect. In the scenarios relating to potential conflicts with other users, CEMIG evaluates both the effects arising from prolonged droughts, which can lead to an increase of competition between the electricity sector and other users, and also the effects of flood events occurring due to excess of rains. While CEMIG engages other essential users, takes steps to analyze community input and studies regarding issues relating to the impact of water use in order to address concerns regarding the use of water, competing interests with respect to the use of water could, subject to certain minimum limits previously established by law, affect its availability to us for use in the operations of certain of our projects, which could adversely affect our business results of operations and financial condition.

We are controlled by the government of the Brazilian State of Minas Gerais, which might have interests that are different from the interests of the other investors, or even of the Company.

As our controlling shareholder, the government of the Brazilian State of Minas Gerais exercises substantial influence on the strategic orientation of our business. Currently it holds 51% of the common shares of CEMIG Holding and has full powers to decide on all business relating to the Company’s objects as stated in the bylaws, and to adopt whatever decisions it deems to be necessary for the defense of its interests and development.

The government of the State of Minas Gerais can elect the majority of the members of our Board of Directors and has the competency to approve, among other subjects, approve matters that require a qualified quorum of shareholders. The latter include transactions with related parties, shareholding reorganizations and the date and payment of any dividends.

The government of the State of Minas Gerais, as our controlling stockholder, has the capacity to direct us to engage in activities and to make investments that promote the controlling stockholder’s economic or social objectives, and these might not be strictly aligned with the Company’s strategy, adversely affecting the direction of our business.

Our processes of governance, risk management, compliance and internal controls might fail to avoid regulatory penalties, damages to our reputation, or other adverse effects on our business, results of operations or financial condition.

Our Company is subject to various different regulatory structures, of which the following are examples: (i) laws and regulations of the Brazilian electricity sector, such as Law No. 10,848/04 (on trading in electricity), regulations by ANEEL; (ii) the laws and regulations that apply to listed companies with securities traded on the Brazilian capital market, such as Law No. 6,404/76 (the “Corporate Law”), regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM); (iii) laws and regulations that apply to Brazilian companies with majority state-owned stockholdings, such as Law No. 8,666/93 (the “Competition Law”); (iv) laws and regulations that apply to state-controlled Brazilian companies, such as Law No. 13,303/2016 and (v) laws and regulations that apply to Brazilian companies that have securities traded on the U.S. capital markets, such as the Sarbanes-Oxley Act of 2002, the Foreign Corrupt Practices Act (FCPA), and regulations of the U.S. Securities and Exchange Commission (SEC), among others.

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

In recent years Brazil has intensified and improved its legislation and structures relating to maintaining competition, combat of improbity and prevention of corrupt practices. Law 12,846/13 (the Anticorruption Law) established objective liabilities for Brazilian companies that commit acts against Brazilian or foreign public administration, including acts relating to tender processes and administrative contracts, and established tough penalties for those companies that are punished.

Our Company has structures and policies for the prevention and combat of fraud and corruption, audit and internal controls, and has adopted the recommendations for Best Corporate Governance Practices recommended by the Brazilian Corporate Governance Institute (Instituto Brasileiro de Governança Corporativa, or IBGC) and the framework of COSO (Committee of Sponsoring Organizations of the Treadway Commission). However, our processes of governance, risk management and compliance might be unable to avoid future violations of the laws and regulations to which we are subject, or violations of our internal control mechanisms, our Declaration of Ethical Principles and Code of Professional Conduct, or the occurrence of fraudulent or dishonest behavior by employees, or individuals or legal entities that are contracted, or other agents that may represent the company in dealings with third parties, especially with the Public Authorities.

We might also be unable completely to prevent accounting errors in our financial reports and to prevent the occurrence of material weaknesses in the future.

Furthermore, we might be incapable of reporting the results of our operations, and other material information, with precision and timeliness in future periods, and of filing the documentation and information required by the authorities, including the SEC and the CVM. Non-compliance with laws and regulations, and other rules; accounting errors with material weaknesses; and not presenting precise and timely information as required by public authorities all are risks that might result in penalties, loss of licenses, damages to our reputation, or significant financial losses.

Cyber-attacks, or violation of the security of our data such as might lead to an interruption of our operations, or a leak of confidential information either of the Company, or of our clients, third parties or interested parties, might cause financial losses, legal exposure, damage to reputation or other severe negative consequences for the Company.

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

The costs we may incur to eliminate or address the foregoing security problems and security vulnerabilities before or after a cyber-incident could be significant. Our remediation efforts may not be successful and could result in interruptions, delays or cessation of service, and loss of existing or potential clients that may impede our critical functions.

In addition, breaches of our security measures and the dissemination of proprietary information or sensitive or confidential data about us or our customers or other third parties could expose us, our clients or other third parties affected to a risk of loss or misuse of this information, result in litigation and potential liability for us, damage our brand and reputation, or otherwise harm our business. In addition, we rely in certain limited capacities on third-party data management providers whose potential security problems and security vulnerabilities could have similar effects on us.

Potential shortages of skilled personnel could adversely affect our business and results of operations.

We could experience potential shortages of skilled personnel. We recently announced a voluntary severance incentive program open to all of our employees, and approximately 12% of our employees enrolled in it. We need to replace key skilled personnel in a timely manner to avoid adversely affecting our results of operations and our business. Our success also depends on our ability to continue to successfully train our personnel so they can assume qualified senior positions in the future. We cannot assure you that we will be able to properly train, qualify or retain senior management personnel, or do so without costs or delays. Nor can we assure you that we will be able to hire new qualified senior managers, should the need arise. Any such failure could adversely affect our results of operations and our business.

Instability of inflation rates and interest rates could adversely affect our results of operations and financial condition.

Brazil has historically experienced high rates of inflation, particularly prior to 1995. Inflation, as well as government efforts to combat inflation, had significant negative effects on the Brazilian economy. More recently, inflation rates were 6.29% in 2016, 10.67% in 2015, 6.41% in 2014, 5.91% in 2013 and 5.84% in 2012, as measured by the Amplified National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), compiled by IBGE (Brazilian Institute of Geography and Statistics).

The Brazilian government may introduce policies to reduce inflationary pressures, such as maintaining a tight monetary policy with high real interest rates, which could have the effect of reducing the overall performance of the Brazilian economy. Some of these policies may have an effect on our ability to access foreign capital or reduce our ability to execute our future business and management plans.

We are also exposed to losses linked to fluctuations in domestic interest rates and inflation rates, due to the existence of assets and liabilities indexed to the variations in the Selic and CDI rates, and the IPCA and IGP-M inflation index.

A significant increase in interest rates or inflation would have an adverse effect on our financial expenses and financial results as a whole. At the same time, a significant reduction in the CDI rate, or in inflation, could negatively affect the revenue generated by our financial investments, but also have the positive effect of revaluing adjustments to the balances of financial assets of our concessions.

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

Under our by-laws, we must pay our shareholders a mandatory annual dividend equal to at least 50% of our net profit for the preceding fiscal year, based on our financial statements (which are prepared in accordance with IFRS and the accounting practices adopted in Brazil), and holders of preferred shares have priority in the allocation of the minimum mandatory dividend for the period in question. Our by-laws also require that the mandatory annual dividend we pay to holders of our preferred shares must be equal to at least the greater of (a) 10% of the par value of our shares, or (b) 3% of the value of the portion of stockholders’ equity represented by our shares. If in a given fiscal year we do not have net profit, or our net profit is insufficient, our management may recommend at the Annual Shareholders’ Meeting that the payment of the mandatory dividend should not be made in respect of that year. However, there is also a guarantee given by the government of the State of Minas Gerais, our controlling shareholder, that a minimum annual dividend of 6% will in any event be payable to all holders of common shares and preferred shares issued up to August 5, 2004 (other than public and governmental holders) in the event that mandatory distributions have not been made in a given fiscal year.

ANEEL has discretion to establish the rates that distribution companies charge their consumers. These rates are determined by ANEEL in such a way as to preserve the economic and financial balance of concession contracts entered into with ANEEL.

Concession agreements and Brazilian law have established a mechanism that permits three types of rate adjustment: (i) the Annual Adjustment; (ii) the Periodic Review; and (iii) the Extraordinary Review. The purpose of the Annual Adjustment (Reajuste Anual) is to compensate for changes in costs that are beyond a company’s control, such as the cost of electricity for supply to consumers, the sector charges that are set by the federal government, and charges for use of the transmission and distribution facilities of other companies. Manageable costs, on the other hand, are adjusted by the IGP-M inflation index, less a productivity and efficiency factor, known as the X Factor, that considers aspects such as distribution productivity and service quality standards. Every five years, there is a Periodic Tariff Review (Revisão Periódica Tarifária, or RTP), the purpose of which is to: identify the variations in costs referred to above; provide an adequate return on the assets that the company has constructed during the period; and establish a factor based on economies of scale, which will be taken into account in the subsequent annual tariff adjustments. An Extraordinary Tariff Review takes place whenever there is any unforeseen development that significantly alters the economic/financial equilibrium of the concession. Thus, although CEMIG D’s concession contracts specify preservation of their economic and financial equilibrium, we cannot guarantee that ANEEL will set tariffs that do remunerate us adequately in relation to the investments made or the operational costs incurred by reason of the concession, and this might have a material adverse effect on our business, financial situation and operational results.

ANEEL has discretion in setting the Permitted Annual Revenue (Receita Annual Permitida, or “RAP”) of our transmission companies; if any adjustments result in a reduction of the RAP, this could have a material adverse effect on our results of operations and financial condition.

The RAP that we receive through our transmission companies is determined by ANEEL, on behalf of the federal government. The concession contracts provide for two mechanisms for the adjustment of revenues: (i) the annual tariff adjustments; and (ii) the Periodic Tariff Review (Revisão Tarifária Periódica). The annual tariff adjustment of our transmission revenues takes place annually in June and is effective in July of the same year. The annual tariff adjustments take into account the permitted revenues of the projects that have come into operation, and the revenue from the previous period is adjusted by the inflation index (IPCA for Contract No. 006/1997 and IGP-M for Contract No. 079/2000). The periodic tariff review previously took place every four years, but Law No. 12,783/2013 changed the tariff review period to five years. Our last tariff review was in July, 2009, and the next is estimated for 2018 due to the fact that an Extraordinary Review occurred in 2013 as a result of Law No. 12,783/2013. During the periodic tariff review, the investments made by a concession holder in the period and the operational costs of the concession are analyzed by ANEEL, taking into account only investments that it deems to be prudent, and operational costs that it assesses as having been efficient, using a benchmarking methodology developed by employing an efficiency model which compares the data of the various transmission companies in Brazil. Therefore, the tariff review mechanism is subject to some extent to the discretionary power of ANEEL, since it may omit to include investments that have been made, and could recognize operational costs as being lower than those actually incurred. This could result in a material adverse effect on our business, results of operations and financial condition.

The concessions for some of our transmission assets were extended for a further 30 years, under Law No. 12,783/13, and this resulted in an adjustment of the RAP of those concessions, reducing the revenue that we will receive from them. The federal government has compensated the Company for the reduction of a portion of the remuneration, and reduction of the RAP, of part of these concessions, but the assets in operation before the year 2000 have not yet been compensated. Under Law No. 12,783/13, compensation is to be received for reduction of the RAP of the assets that were in operation before the year 2000, paid over a period of 30 years, with monetary updating by the IPCA inflation index. On April 20, 2016, the Mining and Energy Ministry issued its Ministerial Order 120, determining that the amounts ratified by ANEEL in relation to the assets specified in Article 15, §2, of Law No. 12,783/13, should now become a part of the Regulatory Remuneration Base of the transmission concession holders, and that the cost of capital should be added to the related Permitted Annual Revenue. In this context, Public Hearing No. 068/2016 was held with the aim of establishing the procedures for inclusion of this RAP into the Revenue of the transmission companies.

An Extraordinary Tariff Review takes place whenever there is any unforeseen development that significantly alters the economic/financial equilibrium of the concession. Thus, although our concession agreements specify that the economic and financial balance of the contract shall be preserved, we cannot guarantee that ANEEL will set tariffs that adequately compensate us in relation to the investments made or in relation to the operational costs incurred by reason of the concession, which may have a material adverse effect on our business, financial condition and results of operations.

We have strict liability for any damages caused to third parties resulting from inadequate provision of electricity services.

Under Brazilian law, we are strictly liable for direct and indirect damages resulting from the inefficient rendering of electricity generation, transmission and distribution services. In addition, when damages are caused to final consumers as a result of outages or disturbances in the generation, transmission and distribution system, whenever these outages or disturbances are not attributed to an identifiable member of the ONS or to the ONS itself, the liability for such damages is shared among generation, distribution and transmission companies. Until a party with final responsibility has been identified, the liability for such damages will be shared in the proportion of 35.7% to the distribution agents, 28.6% to the transmission agents and 35.7% to the generation agents. These proportions are established by the number of votes that each of these types of electricity concession holders receives in the general meetings of the ONS, and as such, are subject to change in the future. Consequently, our business, results of operations and financial condition might be adversely affected in the event we are held liable for any such damages.

We may incur losses and reputational damage in connection with pending litigation.

We are party to several legal and administrative proceedings relating to civil, administrative, environmental, tax, regulatory, labor and other claims. These claims involve a wide range of issues and seek indemnities and restitution in money and by specific performance. Several individual disputes account for a significant part of the total amount of claims against the Company. See “Item 8. Financial Information – Legal and Administrative Proceedings.” Our consolidated financial statements include a provision for risks in a total amount of R$815 million, as of December 31, 2016, for actions in which the chances of loss have been assessed as “probable” (i.e., more likely than not).

One or more unfavorable decisions against us in any legal or administrative proceeding may have a material adverse effect on us. In addition to making provisions and the costs associated with legal fees, we may be required by the court to provide collateral for the proceedings, which may adversely affect our financial condition. In the event that our provisions for legal actions are insufficient, payments for actions in excess of the amounts provisioned could adversely affect our results of operations and financial condition.

In addition, certain members of our management are involved as defendants in criminal proceedings that are currently pending, which may distract our management and negatively affect us and our reputation. See “Item 6. Directors, Senior Managers and Employees – Criminal Proceedings Involving Members of our Board of Directors.”

Environmental regulations require us to perform environmental impact studies on future projects and obtain regulatory permits.

We must conduct environmental impact studies and obtain regulatory and environmental permits and licenses for our current and future projects. We cannot assure that these environmental impact studies will be approved by environmental agencies, that environmental licenses will be issued, that public opposition will not result in delays or modifications to any proposed project, or that laws or regulations will not change or be interpreted in a manner that could materially adversely affect our operations or plans for the projects in which we have an investment. We believe that concern for environmental protection is also an increasing trend in our industry. Although we consider environmental protection when developing our business strategy, changes in environmental regulations, or changes in the policy of enforcement of existing environmental regulations, could have a material adverse effect on our results of operations and our financial condition by delaying the implementation of electricity projects, increasing the costs of expansion.

Furthermore, the implementation of investments in the transmission sector has suffered delays due to the difficulty in obtaining the necessary regulatory and environmental permits and approvals. This has led to delays in investments in generation due to the lack of transmission lines to provide for the outflow of the electricity generated. If we experience any of these or other unforeseen risks, we may not be able to generate, transmit and distribute electricity in amounts consistent with our projections, which may have a material adverse effect on our financial condition and results of operations.

We operate without insurance policies against catastrophes and third-party liability.

Except for use of aircraft, we do not have third-party liability that covers accidents and we do not seek proposals for this type of insurance. CEMIG has not sought a proposal for, and has not contracted, insurance coverage against disasters, such as earthquakes or floods, that might affect our facilities. Any events of this type could generate unexpected additional costs, resulting in adverse effects on our business, results of operations and financial condition.

The insurance contracted by us might be insufficient to reimburse costs of damage.

Our business is normally subject to a range of risks, including industrial accidents, labor disputes, unexpected geological conditions, changes in the regulatory environment, environmental and climatic risks, and other natural phenomena. Also, we and our subsidiaries might be considered to be responsible for losses and damages caused to third parties as a result of failures to provide generation, transmission and/or distribution service.

CEMIG only maintain insurance for fire, risks involving our aircraft, and operational risks, as well as those types of insurance coverage that are required by law, such as transport insurance of goods belonging to legal entities.

We cannot guarantee that the insurance contracted by us will be sufficient to cover in full or at all any liabilities that may arise in the course of our business nor that these insurance policies will continue to be available in the future. The occurrence of claims in excess of the amount insured, or which are not covered by our insurance policies, might generate significant and unexpected additional costs, which could have an adverse effect on our business, results of operations and/or financial condition. Further, we cannot guarantee that will we will be able to maintain our insurance coverage at favorable or acceptable commercial prices in the future.

Strikes, work stoppages or labor unrest by our employees or by the employees of our suppliers or contractors could adversely affect our results of operations and our business.

All our employees are represented by labor unions. Disagreements on issues involving divestments or changes in our business strategy, reductions in our personnel, as well as potential employee contributions, could lead to labor unrest. We cannot ensure that strikes affecting our production levels will not occur in the future. Strikes, work stoppages or other forms of labor unrest at any of our major suppliers, contractors or their facilities could impair our ability to operate our business, complete major projects and adversely impact our ability to achieve our long-term objectives.

A substantial portion of our and the Company’s assets is tied to the provision of public services and would not be available for liquidation in the event of our bankruptcy for attachment as collateral for the enforcement of any court decision

A substantial portion of our and the Company’s assets is tied to the provision of public services. These assets are not available for liquidation in the event of our bankruptcy nor can they be attached as collateral for the enforcement of any court decision because the assets revert to the concession-granting authority to ensure continuity in the provision of public services, according to applicable legislation and our concession agreements. Although the Brazilian government would be obligated to compensate us for early termination of our concessions, we cannot assure you that the amount ultimately paid by the Brazilian government would be equal to the market value of the reverted assets. These restrictions on liquidation may lower significantly the amounts available to holders of the notes in the event of our liquidation and may adversely affect our ability to obtain adequate financing.

There are uncertainties about the methodology and parameters to be adopted by the regulatory authorities in the first Tariff Review cycle to be applied to Gasmig.

Gasmig obtained the concession for distribution of piped gas in the state of Minas Gerais for 30 years from the date of publication of State Law 11,021, of January 11, 1993, with the possibility of extension provided certain requirements are met. On December 26, 2014 the Second Amendment to the respective Concession Contract was signed and the period of the concession was extended until January 10, 2053.

Under the Concession Contract, Gasmig will continue its natural gas distribution activities until the end of the concession, being compensated through tariffs paid by the users of distribution services.

The Minas Gerais State Economic, Scientific, Technological and Higher Education Development Department (SEDECTES), a body of Minas Gerais State, responsible for the regulation of distribution of piped gas, expects to make its first review of Gasmig’s tariff in 2017. The process of tariff review is still being structured and at the moment there is no decision as to how long the review will take or to what methodology will be adopted. At some point during this process there will be a decision on the regulatory compensation rate, which might cause a change in the profit margin for gas distribution and could have a material adverse effect our business and results of operations.

In addition, given that this is Gasmig’s first tariff review, there can be no assurances as to the methodology for the valuation of Gasmig’s assets, which could negatively impact the expected return for the business.

The volumes of natural gas supplied by Gasmig are concentrated in few sectors and few clients.

Excluding the thermoelectric generation sector, the volumes of sales are sustained by the large-scale industrial market, which represents 92.2% of the volume of gas sold to this sector in 2016. CEMIG’s largest clients are in, steel, metallurgy and mining – which provided an aggregate 68% of the non-thermoelectric consumption volume in 2016.

The Brazilian manufacturing sector is undergoing a severe crisis, with strong reduction since 2014 (a fall of 3.1% from 2013 to 2014, and 11.0% from 2014 to 2015), and this has continued in 2016, with a further reduction of 2.8% from 2015, according to industrial production volume data from IBGE (the Physical Production Results of the Monthly Industrial Survey, or PIM-PF).

In 2016, sales to the industrial sector, comprising steel, metal working and mining companies, were 9.4% lower than in 2015, due to the continuation of the economic recession.

The continuance of this adverse economic scenario could negatively affect the business, operational results and the financial condition of Gasmig.

The existence in Brazil of a sole supplier of natural gas affects competitiveness.

In 1994, Petrobras and Gasmig entered into a gas supply contract, which was supplemented in 2004 by an Additional Supply Contract (Contrato de Suprimento Adicional, or CSA) under which Gasmig would increase the volume of gas it purchased from Petrobras as of 2010. Since 2011, Petrobras had been providing discounts on the price of gas specified in the CSA. Beginning in June 2015, Petrobras published a gradual reduction of these discounts. Accordingly, from November 2015, the price in effect is the price set forth in the CSA (without discount). As a result of this, over the period from November 2015 to November 2016 the average acquisition price for the market, with the exception of the thermoelectric plants, was increased by 13.9%.

This policy on the part of Petrobras, of increasing the prices of gas in 2015, combined with the abandonment of the policy of discounts offered by Petrobras in the previous years, continued in 2016, led to natural gas losing competitiveness in relation to other forms of energy such as LPG (liquefied petroleum gas) and fuel oil. If this trend continues, it could negatively affect the demand for natural gas, as it creates incentives to use other sources of energy, which would have a negative impact on the business, operational results and financial condition of Gasmig.

The regulatory agency responsible for piped gas distribution is controlled by the Minas Gerais State Government, the interests of which might conflict with those of economic equilibrium of the concession.

The Brazilian Federal Constitution establishes that it is the function of the States to exploit local piped gas services, directly or through concession. Gasmig is indirectly controlled by the State of Minas Gerais, through the majority stockholding position held by CEMIG Holding in Gasmig. The Minas Gerais Economic, Scientific, Technological and Higher Education Development Department (SEDECTES) is a body of the state government, and in Minas Gerais it exercises the function of regulator of piped gas distribution services. SEDECTES is also responsible for promoting investments in the State of Minas Gerais.

The Government of the State of Minas Gerais, as indirect controlling stockholder of Gasmig and, at the same time, regulator of the public service, through SEDECTES, has the authority to direct efforts and investments of the Company in accordance with its own political, economic or social interests and these could have a negative impact on the economic equilibrium of the concession.

Risks Relating to Brazil

Political and economic instability in Brazil could have effects on the economy and affect us.

Historically, the Brazilian political environment has influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect investor confidence and that of the general public, which resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies. The Brazilian economy today continues to be subject to the effects of the process of impeachment against former President Dilma Rousseff. On August 31, 2016, after a judgment by the Senate, Dilma Rousseff, until then President, was formally impeached. The Vice-President, Michel Temer, assumed the position of new President of Brazil until the next presidential election, which is set for 2018. The President of Brazil has power to determine the governmental policies and actions related to the Brazilian economy and, consequently, to affect the operations and financial performance of companies, including ours.

Further, Brazilian markets have experienced a high level of volatility due to the uncertainties derived from the on-going “Operação Lava Jato” investigation, and other similar investigations, which are being carried out by the Brazilian Federal Prosecutors, and their impact on the economy and on the Brazilian political environment. Such events could cause the trading value of our shares, preferred and common, of our preferred and common ADSs, and our other securities to be reduced, and could negatively affect our access to the international financial markets. Furthermore, any political instability resulting from such events, including upcoming political elections at the federal and state levels, if it affects the Brazilian economy, could cause us to re-evaluate our strategy.

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

The Brazilian federal government frequently intervenes in the country’s economy and occasionally makes significant changes in monetary, fiscal and regulatory policy. Our business, results of operations and financial condition may be adversely affected by changes in government policies, as well as other factors including, without limitation:

•	fluctuations in the exchange rate;

•	inflation;

•	changes in interest rates;

•	fiscal policy;

•	other political, diplomatic, social and economic developments which may affect Brazil or the international markets;

•	liquidity of the domestic markets for capital and loans;

•	development of the electricity sector;

•	controls on foreign exchange and restrictions on remittances out of the country; and/or

•	limits on international trade.

Uncertainty on whether the Brazilian government will make changes in policy or regulation that affect these or other factors in the future might contribute to the economic uncertainty in Brazil and to greater volatility of the Brazilian securities markets and the markets for securities issued outside Brazil by companies. Measures by the Brazilian federal government to maintain economic stability, and also speculation on any future acts of the Brazilian federal government, might generate uncertainties in the Brazilian economy, and increase the volatility of the domestic capital markets, adversely affecting our business, results of operations and financial condition. If the political and economic situations deteriorate, we may also face increased costs.

The stability of the Brazilian real is affected by its relationship with the U.S. dollar, inflation and Brazilian federal government policy regarding exchange rates. Our business could be adversely affected by any recurrence of volatility affecting our foreign currency-linked receivables and obligations as well as increases in prevailing market interest rates.

The Brazilian currency has experienced high degrees of volatility in the past. The Brazilian federal government has implemented several economic plans, and has used a wide range of foreign currency control mechanisms, including sudden devaluation, small periodic devaluation during which the occurrence of the changes varied from daily to monthly, floating exchange market systems, exchange controls and parallel exchange market. From time to time, there was a significant degree of fluctuation between the U.S. dollar and the Brazilian Real and other currencies. On December 30, 2016, the exchange rate between the Real and the US dollar was R$ 3.2532 for US$ 1.00. There is no guarantee that the Real will not depreciate, or appreciate, in relation to the US dollar, in the future.

The instability of the Brazilian Real/U.S. Dollar exchange rate could have a material adverse effect on us. Depreciation of the Real against the United States dollar and other principal foreign countries could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy, and consequently, our growth. Depreciation of the Real could cause an increase in financial and operational costs, since we have payment obligations under financing contracts and import contracts indexed to exchange rate variations. Also, depreciation of the Real could cause inflationary pressure that might result in abrupt increases in the inflation rate, which would increase our operational costs and expenses, which might adversely affect our business, results of operations, or outlook.

We generally do not enter into derivative contracts or similar financial instruments or make other arrangements with third parties to hedge against the risk of an increase in interest rates. To the extent that such floating rates rise, we may incur additional expenses. Additionally, as we refinance our existing debt in the coming years, the mix of our indebtedness may change, specifically as it relates to the ratio of fixed to floating interest rates, the ratio of short-term to long-term debt, and the currencies in which our debt is denominated or to which it is indexed. Changes that affect the composition of our debt and cause rises in short or long-term interest rates may increase our debt service payments, which could have an adverse effect on our results of operations and financial condition.

Inflation and certain government measures aimed to control it might contribute significantly to economic uncertainty in Brazil, and could have a material adverse effect on our business, results of operations, financial condition and the market price of our shares.

Brazil has historically experienced extremely high rates of inflation. Inflation, and some of the federal government’s measures taken in an attempt to curb inflation, have had significant negative effects on the Brazilian economy. Since the introduction of the Real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. Brazilian annual inflation as measured by the IPCA index in the years 2014, 2015 and 2016 was, respectively, 6.41%, 10.67% and 6.29%. No assurance can be given that inflation will remain at these levels.

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

Substantially all of our cash operating expenses are denominated in Reais and tend to increase with Brazilian inflation. Inflationary pressures might also hinder our ability to access foreign financial markets or might lead to further government intervention in the economy, including the introduction of government policies that could harm our business, results of operations and financial condition or adversely affect the market value of our shares and as a result, of our preferred ADSs, common ADSs and other securities.

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

For more information, see “Item 3. Key Information – Exchange Rates.”

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

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than the major securities markets in the United States. This might substantially limit an investor’s ability to sell the shares underlying his preferred or common ADSs for the desired price and within the desired period. In 2016, the São Paulo Stock Exchange (BM&FBovespa S.A. — Bolsa de Valores, Mercadorias e Futuros, or BM&FBOVESPA), the only stock exchange in Brazil on which our shares are traded, had an annual market capitalization of approximately R$ 1.84 trillion, and average daily trading volume of approximately R$ 7.41 billion.

Holders of the preferred and common ADSs, and holders of our shares, may have different shareholders’ rights than holders of shares in U.S. companies.

Our corporate governance, disclosure requirements and accounting practices are governed by our by-laws, by the Level 1 Differentiated Corporate Governance Practices Regulations (Regulamento de Práticas Diferenciadas de Governança Corporativa Nível 1) of the BM&FBOVESPA, by the Brazilian Corporate Law, Federal Law No. 13,303/16 and by the rules issued by the CVM. These regulations may differ from the legal principles that would apply if our Company were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in other jurisdictions outside Brazil. In addition, the rights of an ADS holder, which are derived from the rights of holders of our common or preferred shares, as the case may be, to have his interests protected in relation to decisions by our board of directors or our controlling shareholder, may be different under the Brazilian Corporate Law from the rules of other jurisdictions. Rules against insider trading and self-dealing and other rules for the preservation of shareholder interests may also be different in Brazil if compared to the United States rules, potentially establishing a disadvantage for holders of the preferred shares, common shares, or preferred or common ADSs.

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

In order to have a judgment rendered outside of Brazil enforced in Brazil, the party seeking enforcement would need to be recognized in the courts of Brazil (to the extent that Brazilian courts may have jurisdiction) and such courts would enforce such judgment without any retrial or reexamination of the merits of the original action only if such judgment has been previously ratified by the Superior Court of Justice of Brazil (Superior Tribunal de Justiça), accordance with Resolution No. 9 of the STJ. The ratification shall only be available if the foreign judgment.

Notwithstanding the foregoing, no assurance can be given that ratification will be obtained.

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

If the investor decides to exchange his preferred ADSs or common ADSs for the underlying shares, the investor will be able to continue to rely, for five business days from the date of the exchange, on the depositary bank’s electronic certificate of registration in order to receive any proceeds distributed in connection with the shares. After that period, the investor may not be able to obtain and remit U.S. dollars abroad upon sale of our common/preferred shares, or distributions relating to our common/preferred shares, unless he or she obtains his or her own certificate of registration or registers the investment under CMN Resolution No. 4,373/2014, dated September 29, 2014, which entitles registered foreign investors (“Resolution No. 4,373/2014”) to buy and sell on a Brazilian stock exchange. If the investor does not obtain a certificate of registration or register under Resolution No. 4,373/2014, the investor will generally be subject to less favorable tax treatment on gains with respect to our common shares.

If an investor attempts to obtain his or her own certificate of registration, the investor may incur expenses or suffer delays in the application process, which could delay his or her ability to receive dividends or distributions relating to our common shares or the return of his or her capital in a timely manner. The custodian’s certificate of registration or any foreign capital registration obtained by an investor may be affected by future legislative changes, and additional restrictions applicable to the investor, the disposition of the underlying common/preferred shares or the repatriation of the proceeds of disposition may be imposed in the future.

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

A investor of our common shares and ADSs might be unable to exercise preemptive rights and tag-along rights with respect to the common shares.

U.S. investors of common shares and ADSs may not be able to exercise the preemptive rights and tag-along rights relating to common shares unless a registration statement under the U.S. Securities Act of 1933, as amended, or the Securities Act, is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to our common shares relating to these rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, an ADR investor may receive only the net proceeds from the sale of his or her preemptive rights and tag-along rights or, if these rights cannot be sold, they will lapse and the ADR investor will receive only the net proceeds from the sale of his or her preemptive rights and tag-along rights or, if these rights cannot be sold, they will lapse and the ADR holder will receive no value for them.

Judgments of Brazilian courts with respect to our shares will be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our common shares, we will not be required to discharge any such obligations in a currency other than reais (R$). Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais (R$) may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and any such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange rate may not afford non Brazilian investors with full compensation for any claim arising out of, or related to, our obligations under our common shares.

Sales of a substantial number of shares, or the perception that such sales might take place, could adversely affect the prevailing market price of our shares, or of the preferred or common ADSs.

As a consequence of the issuance of new shares, sales of shares by existing share investors, or the perception that such a sale might occur, the market price of our shares and, by extension, of the preferred and/or common ADSs, may decrease significantly.

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

Future equity issuances may dilute the holdings of current holders of our common shares or ADSs and could materially affect the market price for those securities.

We may in the future decide to offer additional equity to raise capital or for other purposes. Any such future equity offering could reduce the proportionate ownership and voting interests of holders of our common shares and ADSs, as well as our earnings and net equity value per common share or ADS. Any offering of shares and ADSs by us or our main shareholders, or a perception that any such offering is imminent, could have an adverse effect on the market price of these securities.

Item 4.	Information on the Company

Organizational and Historical Background

CEMIG was established on May 22, 1952 in Minas Gerais, Brazil as a sociedade por ações de economia mista (a state-controlled mixed capital company) with indefinite duration, pursuant to Minas Gerais State Law No. 828 of December 14, 1951 and its implementing regulation, Minas Gerais State Decree No. 3,710 of February 20, 1952. The Company’s full legal name is Companhia Energética de Minas Gerais – CEMIG, but is also known as CEMIG. Our headquarters are located at Avenida Barbacena, 1200, Belo Horizonte, Minas Gerais, Brazil. Our main telephone number is +55 (31) 3506-3711.

In order to comply with legal and regulatory provisions pursuant to which we were required to unbundle our vertically integrated businesses, in 2004, we incorporated two wholly-owned subsidiaries of CEMIG Holding: CEMIG Geração e Transmissão S.A., referred to as CEMIG GT, and CEMIG Distribuição S.A., referred to as CEMIG D, which were established to carry on the business of electricity generation and transmission, and distribution, respectively.

CEMIG’s location was a factor in the decisions by several major companies to be headquartered in Minas Gerais—such as Mannesmann, a steel company producing seamless tubes, due to the guarantee given by the state government that CEMIG would be able to supply Mannesmann’s electricity requirements (at that time, equal to half of the entire consumption of the State of Minas Gerais).

The first three hydroelectric plants built by CEMIG were commissioned in the 1950s- Tronqueiras, Itutinga and Salto Grande.

In 1960, CEMIG commenced its electricity transmission and distribution operations. During the same period the “Canambra” consortium was formed, by a group of Canadian, American and Brazilian technical experts, who between 1963 and 1966 identified and evaluated the hydroelectric potential of the State of Minas Gerais. This study, which was aligned with the concept of sustainable development—it revolutionized the focus of construction of power plants in Brazil, and defined which projects could be developed to supply future electric power needs.

In the 1970s, CEMIG took over responsibility for the distribution of electricity in the region of the city of Belo Horizonte, and incorporated Companhia Força e Luz de Minas Gerais, and embarked on the construction of more major power plants. In 1978, CEMIG commissioned the São Simão hydroelectric plant, at that time its largest plant. This decade saw major progress in transmission with 6,000 km of distribution lines being laid in the State of Minas Gerais.

The Minas-Luz Program, a partnership between CEMIG, Eletrobrás (Centrais Elétricas Brasileiras S.A.) and the Brazilian federal government, was created in the 1980s to expand service to low-income populations in rural areas and outer urban suburbs, including the shantytowns. The Emborcação hydroelectric plant, on the Paranaíba River, started operation in 1982. At the time it was the Company’s second largest power plant, and together with the São Simão plant it tripled the Company’s generation capacity. In 1983, CEMIG established its Ecological Program Coordination Management Unit, which is responsible for the planning and development of an environmental protection policy. This enabled research of alternative energy sources, such as wind power and solar generation, biomass and natural gas, which became a focus of the Company’s research projects.

The subsidiary Gasmig (Companhia de Gás de Minas Gerais), was established in 1986, for purposes of distributing natural gas. On September 18, 1986, we changed our name from CEMIG – Centrais Elétricas de Minas Gerais to Companhia Energética de Minas Gerais – CEMIG to reflect the expansion of our area of operation to include multiple sources of electricity. By the end of the 1980s, CEMIG was distributing electricity to 96% of the State of Minas Gerais, according to ANEEL (Agência Nacional de Energia Elétrica), the Brazilian electricity regulator.

In the 1990s, despite the economic crisis, CEMIG, according to its records, served approximately 5 million consumers. At that time, CEMIG added 237,000 new connections to the electricity supply in a single year, a record in its history. Also in the 1990s, CEMIG began to build hydroelectric plants in partnership with the private sector. It was through this structure, for example, that the Igarapava hydroelectric plant, in the ‘Minas Triangle’ region, was built. It was commissioned in 1998.

In 2000, CEMIG was included in the Dow Jones Sustainability Index for the first time- a recognition which it has received repeatedly in recent years. CEMIG sees this as confirmation of its dedication to the balance between the three pillars of corporate sustainability: economic, social and financial. The year 2000 was also marked by the simultaneous construction of three hydroelectric plants (Porto Estrela, Queimado and Funil) and the number of CEMIG’s consumers growing to more than 5 million for the first time in its history.

In 2001, CEMIG inaugurated Porto Estrela Hydroelectric Plant, started the construction of Aimorés Hydroelectric Plant and the feasibility process for Irapé Hydroelectric Plant. In the same year, CEMIG’s ADRs representing its common and preferred shares were listed on the New York Stock Exchange.

In 2002, according to its records, the number of CEMIG’s consumers exceeded 6 million for the first time—and it began construction of the Irapé Hydroelectric Plant, in the Valley of the Jequitinhonha River, and Barreiro Thermoelectric Plant, and inaugurated Funil Hydroelectric Plant. In that year, CEMIG’s shares began being traded on the Latibex segment of the stock exchange of Madrid.

In 2003, CEMIG began simultaneous construction of several hydroelectric plants, as part of an effort to avoid the rationing of electricity, and established several centers of excellence and research—focusing on climatology, thermoelectric generation, electricity efficiency and renewable electricity sources.

The year 2004 presented us with some major challenges: that year the structure of the new Brazilian regulatory framework came into force—its main requirement being the ‘unbundling’ of CEMIG’s distribution, generation and transmission activities. In 2005, as a consequence of this ‘unbundling’, CEMIG operated as a holding company, with two wholly-owned subsidiaries: CEMIG Distribuição S.A. and CEMIG Geração e Transmissão S.A.

In 2005, CEMIG inaugurated Aimorés Hydroelectric Plant.

In 2006, CEMIG connected a further 230,000 new consumers in the State of Minas Gerais, and its investment in protecting the environment totaled R$60 million. The Irapé and Capim Branco I hydroelectric plants were inaugurated in July of 2006, and in that year we began to operate in other states, with the acquisition of a significant interest in Light S.A. (“Light”), which operated in the state of Rio de Janeiro, and Transmissoras Brasileiras de Energia – TBE, which operated transmission lines in Northern, Midwest and Southern Brazil.

In 2007, CEMIG inaugurated Capim Branco II Hydroelectric Plant, in the Araguari River.

In 2008, we acquired a stockholding in wind farms in the northern Brazilian state of Ceará, with total potential generating capacity of approximately 100MW. In addition, we initiated our participation in the generation project at UHE Santo Antônio, on the Madeira River.

In April 2009, we acquired Terna Participações S.A., now called Transmissora Aliança de Energia Elétrica S.A. (“TAESA”). In May 2013, it increased its holdings in the electricity transmission sector with the acquisition of equity interests in five other transmission companies.

This increased CEMIG’s market share in Brazilian electricity transmission from 5.4% to 12.6% at the time.

In December 2009, we signed a share purchase agreement with Andrade Gutierrez Concessões S.A., to acquire up to 13.03% of that company’s holding in Light. This acquisition was completed in 2010, starting the process of building its position within the controlling stockholding group of Light.

2009 was the tenth year in which CEMIG was included in the worldwide Dow Jones Sustainability Index, and in that year it was elected as the world leader in sustainability among utilities. It continues to be the only company in the electricity sector of Latin America that has been included in the “DJSI World” since the inception of that index.

In 2010, CEMIG formed a partnership with Light for the development of smart grid technology – with a view to increasing operational efficiency, and reducing commercial losses. Also in 2010 – for the second year running – CEMIG was rated Prime (B–) by Oekom Research, a German agency that issues sustainability ratings. In the same year CEMIG GT signed a contract with Light for the acquisition of 49% of the share capital of Lightger S.A., a special-purpose company (“SPC”) holding the authorization for the commercial operation of the Paracambi Small Hydroelectric Plant.

In 2011, CEMIG expanded its participation in relevant generation and transmission assets, including the acquisition, by Amazônia Energia S.A. (in which CEMIG has 74.5% of the total capital, 49% of the voting stock and Light has 25.5% of the total capital and 51% of the voting stock) of a 9.77% stake in Norte Energia S.A. (“NESA”), the owner of the concession for the construction and operation of Belo Monte Hydroelectric Plant, in Xingu River, State of Pará. The transaction added 818 MW of generation capacity to our total activities and increasing Light’s total generation capacity by 280 MW. Also in 2011, CEMIG acquired a controlling stake in Renova Energia S.A. (“Renova”), which has been working with small hydroelectric plants (“SHPs”) and wind farms for 11 years.

In 2012, CEMIG concluded the consolidation of its investments in the transmission sector, by transfer of assets of this sector to TAESA. This same year, CEMIG was selected for the eighth consecutive year to be included in the ISE Corporate Sustainability Index (“Índice de Sustentabilidade Empresarial”) of the São Paulo Stock Exchange (“BM&FBovespa”).

The following describes some activities of CEMIG subsidiaries, jointly-controlled entities and associates during 2013, which includes the acquisition of significant power generation and transmission assets:

•	Parati made a public offering to acquire shares for cancellation of the listed company registration of Redentor Energia S.A. and for its delisting from the Novo Mercado, a special listing segment of BM&FBovespa. Redentor Energia left the Novo Mercado listing segment, but continues to be traded in the standard listing segment of BM&FBovespa;

•	CEMIG GT signed a share purchase agreement with Petrobras (Petróleo Brasileiro S.A.) and Joelpa (tag along) for the acquisition of 49% and 2%, respectively, of the common stock of Brasil PCH; and an investment agreement with Renova, RR Participações S.A., Light Energia S.A. (“Light Energia”) and a new company Chipley (jointly owned by CEMIG GT and Renova), governing the admission of CEMIG GT into the controlling stockholding block of Renova, and the assignment of the Brasil PCH Share Purchase Agreement to Chipley;

•	CEMIG Capim Branco Energia S.A. completed the acquisition from Suzano Group of a 30.30% holding in the SPC Epícares Empreendimentos e Participações Ltda., corresponding to an additional equity interest of 5.42% in the Capim Branco Energia Consortium;

•	Madeira Energia S.A. (“MESA”) received cash injections from its stockholders, and credit lines, loans and financings with a long-term profile;

•	Gasmig invested to expand its distribution network, and increased its presence in the compressed natural gas (GNC) and in the residential distribution market segments;

•	Acquisition by EATE of the equity interest held by Orteng Equipamentos e Sistemas S.A. (“Orteng”) in Transmineiras (a group of three concessionaires made up of Companhia Transleste de Transmissão, Companhia Transirapé de Transmissão and Companhia Transudeste de Transmissão);

•	Transfer of control of TAESA from CEMIG GT to CEMIG (the holding company). The holders of the debentures of the second and third issuances of CEMIG GT agreed with the reduction of the share capital of CEMIG GT as a result of the transfer of shares in TAESA to CEMIG (the holding company), in accordance with the consent given by ANEEL;

•	TAESA won Lot ‘A’ (a 500kV electricity line) in ANEEL Auction No. 013/2013, and subsequently created Mariana Transmissora de Energia Elétrica S.A.;

•	Negotiation to create the company Aliança Geração de Energia S.A. (“Aliança”), to be the platform for consolidation of generation assets held by CEMIG GT and Vale S.A. (“Vale”) in a generation consortium, and investments in future electricity generation projects.

•	Negotiation for the acquisition by CEMIG GT of 49% of Aliança Norte Energia Participações S.A. (formed in 2015), which owns a 9% interest in NESA belonging to Vale.

The following describes certain activities relating to subsidiaries, jointly-controlled entities and associates during 2014:

•	Inclusion of four special-purpose companies operating in hydroelectric generation, created for the purpose, in Guanhães Energia S.A., with 100% equity interest;

•	Formation of CEMIG Overseas S.L., with head office in Spain, a wholly-owned subsidiary of CEMIG (the holding company);

•	Inclusion in Light Energia of the wholly-owned subsidiary Lajes Energia S.A.;

•	Acquisition of the equity interest in MESA which was held by Andrade Gutierrez Participações S.A. and, subsequently, by SAAG Investimentos S.A. In the second half of 2014, CEMIG GT acquired an indirect interest in MESA through the vehicles Fundo de Investimentos em Participações Malbec, Parma Participações S.A., and Fundo de Investimentos em Participações Melbourne (“FIP Melbourne”). FIP Melbourne acquired an 83% interest in SAAG Investimentos S.A., which owns a 12.4% interest in MESA, which owns 100% of Santo Antônio Energia S.A. (“SAESA”). CEMIG’s indirect interest in SAESA is 8.13%;

•	Creation by Renova of 17 special-purpose companies operating in wind generation to participate in auctions of wind power generation and the commercialization of electricity on the free market;

•	Inclusion in Light S.A. of its 50.10% stockholding interest in the SPE Energia Olímpica, the objects of which are building and implementation of the Vila Olímpica substation and two 138-kV underground lines;

•	Association with Gás Natural Fenosa for the creation of the company Gás Natural do Brasil S.A., which will be a platform for consolidation of assets, and investment, in natural gas projects;

•	Disposal of the whole of Light’s equity interest in CR Zongshen E-Power Fabricadora de Veículos S.A.;

•	Acquisition of the 40% equity interest in Companhia de Gás de Minas Gerais, belonging to Gaspetro, increasing CEMIG’s interest to 99.57% of the total of Gasmig;

•	Inclusion of the Renova Moinhos de Vento Consortium in Renova, with 99.99% equity stake;

•	Acquisition by CEMIG GT of a 49.9% interest in Retiro Baixo Energética S.A. from Orteng (24.4%) and Arcadis (25.5%). Retiro Baixo Energética S.A. holds the concession to operate the Retiro Baixo hydroelectric plant, with installed generation capacity of 83.7 MW, until August 2041;

•	Addition of the SLT Project Consortium in CEMIG GT, with a 33.33% interest. Its objectives are to manage and negotiate the contracting of legal, environmental, technical and any other external consultants necessary for the preparation of studies to ascertain the attractiveness of the São Luiz do Tapajós hydroelectric plant, in the State of Pará;

•	Addition of CEMIG GT in the controlling block of Renova, with 27.37% of the total share capital and 36.62% of the voting shares, through a capital increase of 87,186,035 nominal common shares without par value;

•	Change in the equity interest in ERTE (TAESA);

•	Establishment of two sub-holding companies by Renova, named Diamantina Eólica Participações S.A. and Alto Sertão Participações S.A., with a 99.99% equity interest in each company. The purpose of such companies is to hold equity interests in other companies in the area of electricity generation and trading, and sales of electricity;

•	CEMIG GT exited the Cosama Consortium;

•	Divestment by CEMIG Geração e Transmissão of its 40.00% interest in Chipley SP Participações and increase in the percentage equity interest held by Renova in Chipley to 99.99%; and

•	Formation of the company Aliança, to be a platform for consolidation of generation assets held by CEMIG GT and Vale in generation consortia and investments in future electricity generation projects.

The following describe certain activities relating to subsidiaries, jointly-controlled entities and associates during 2015:

•	Renova Group:

•	Transfer of the SPE Ventos de São Cristóvão Energias Renováveis S.A. from Renova Energia S.A. to Centrais Eólicas Bela Vista XIV S.A.;

•	Restructuring of Renova, which included: (i) acquisition of a 11.36% equity interest in TerraForm Global Inc., with the corporate purpose of acquiring, from SunEdison or third parties, assets connected to the generation of clean energy; (ii) creation of three subholdings of TerraForm Global Inc.: (1) TerraForm Global BV, (2) Other Holdings and (3) TERP GLB Brasil; (iii) transfer of Nova Renova Energia, alongside Bahia Eólica Participações S.A. and the 5 wind generating SPEs, in which Renova had an ownership interest to TERP GLB Brasil; (iv) transfer of Salvador Holding S.A., in which Renova had an ownership interest in to TERP GLB Brasil; (v) transfer of Salvador Eólica Participações S.A., alongside the other 9 wind generating SPEs, in which Nova Renova Energia had an ownership interest to Salvador Holding S.A.; (vi) transfer of Renova Eólica Participações S.A., alongside 15 wind generating SPEs in which Nova Renova Energia had an ownership interest to Nova Energia Holding S.A.; (vii) transfer of Diamantina Eólica Participações S.A., in which Renova had an ownership interest to Alto Sertão Participações S.A.; (viii) transfer of the 24 wind generating SPEs in which Renova had an interest to Diamantina Eólica Participações S.A.

•	Aliança Geração de Energia S.A. (“Aliança”):

•	Conclusion of the transaction of association between Vale and CEMIG GT to form Aliança. The two companies subscribed shares issued by Aliança which were paid in by means of the equity interests they held in the following electricity generation assets: Porto Estrela, Igarapava, Funil, Capim Branco I, Capim Branco II, Aimorés and Candonga; plus a 100% interest in the following wind generation SPCs: Central Eólica Garrote Ltda., Central Eólica Santo Inácio III Ltda., Central Eólica Santo Inácio IV Ltda. and Central Eólica São Raimundo Ltda.

•	CEMIG Geração e Transmissão S.A.:

•	Merger of CEMIG Capim Branco Energia S.A. into CEMIG GT, and consequently the cancellation of its registration with the Brazilian Federal Revenue Service;

•	Acquisition by CEMIG GT, from Vale, of Vale’s 49% stake in Aliança Norte Energia Participações S.A., which holds a 9.00% interest in NESA (which owns the concessions of Belo Monte)—corresponding to an indirect holding of 4.41% in NESA;

•	Winding up of the Aimorés and Funil consortia, and the consequent cancellation of their registration with the National Registry of Legal Entities (CNPJ) of the Federal Revenue Service;

•	EBL Companhia de Eficiência Energética S.A., that had a 33% equity interest in Light Esco Prestação de Serviço S.A was excluded;

•	Parati made a public tender offer seeking to acquire all of the outstanding shares of Redentor Energia S.A. (“Redentor”) and delist Redentor’s shares from BM&FBOVESPA. As a result, Parati became the owner of 99.79% of Redentor’s equity interest; and

•	CEMIG GT won the concession for Lot D in ANEEL’s Auction No. 012/2015, for placement of concessions for hydroelectric plants under a regime of allocation of generating capacity and physical offtake guarantees. Lot D is comprised of 13 plants that previously owned by CEMIG, and additional five plants which were owned by Furnas Centrais Elétricas S.A. The hydroelectric plants CEMIG previously owned are: Três Marias, Salto Grande, Itutinga, Camargos, Marmelos, Joasal, Paciência, Piau, Tronqueiras, Peti, Cajuru, Gafanhoto and Martins. The plants Furnas previously owned are: Coronel Domiciano, Dona Rita, Sinceridade, Neblina and Ervália. The aggregate installed generation capacity of these 18 plants is 699.57 MW.

The following describe certain activities relating to subsidiaries, jointly-controlled entities and associates during 2016:

Concession Contracts for 18 Generation Plants

On January 5, 2016, CEMIG GT signed the concession contracts for operation of 18 generation plants (699.57 MW total installed generation capacity), acquired by CEMIG GT for R$ 2.216 billion, as a result of ANEEL Auction No. 012/2015.

Exchange of Debentures owned by AGC Energia for Shares Issued by CEMIG

On March 3, 2016, BNDES Participações (“BNDESPar”) exchanged the totality of its debentures in the Non-convertible Permanent Asset-guaranteed Exchangeable Shareholders’ Debentures of the First Series issued by AGC Energia, for 54,342,992 common shares and 16,718,797 preferred shares issued by CEMIG and previously owned by AGC Energia. After the exchange, the equity interest held by BNDESPar in CEMIG—which on March 2, 2016 comprised no common shares and 1.13% of the preferred shares—increased to 12.9% of CEMIG’s common shares and 3.13% of CEMIG’s preferred shares. This increased the interest of BNDESPar in the total equity of CEMIG from 0.75%, before the exchange, to 6.4% immediately thereafter.

CEMIG Telecom Signs Investment Agreement for Subscription of Capital in Ativas

On August 25, 2016, CEMIG Telecomunicações S.A.(“CEMIG Telecom”) signed an Investment Agreement with Sonda Procwork Outsourcing Informática Ltda., a company of the Chilean group Sonda S.A. (‘Sonda’), for the subscription of capital in Ativas Data Center S.A. (‘Ativas’), in partnership with Ativas Participações S.A. (‘Ativas Participações’), a company controlled by the Asamar Group.

Sonda is a leading company providing IT services in Latin America, with a presence in 10 countries. This strategic alliance strengthens the commitment of CEMIG and Ativas to its present and future clients, continuing to ensure high standards of security and availability.

On October 19, 2016 the transaction was completed in compliance with certain conditions precedent.

Sonda, has subscribed capital totaling R$ 114 million, and now holds an equity interest of 60% in Ativas, while CEMIG Telecom holds 19.6% and Ativas Participações holds 20.4%.

Sale of Interest in Transchile

On September 12, 2016, CEMIG signed a share purchase agreement for sale of the whole of its interest in Transchile Charrúa Transmisión S.A.—corresponding to 49% of the share capital—to Ferrovial Transco Chile SpA., a company controlled by Ferrovial S.A., for US$ 57, the amount to be adjusted at the closing. This transaction was concluded on October 6, 2016.

Miranda Hydroelectric Plant

On December 22, 2016, the Chair of the Superior Court of Justice (STJ), Justice Laurita Vaz, granted an interim injunction to CEMIG GT maintaining CEMIG GT in control of the Miranda Hydroelectric Plant, in Minas Gerais, on the initial basis stated in Concession Contract No. 007/97, until conclusion of judgment on the application for mandamus filed by CEMIG GT. In response to a motion for revision of judgment brought by the federal government against the Internal Appeal, the Reporting Justice revoked this interim remedy on March 29, 2017.

Renova Group

On February 2, 2016, the Board of Directors of Renova approved an increase in the capital of Renova in which we will take part through our wholly-owned subsidiary CEMIG GT, which has approved allocation of up to R$ 240.0 million.

On April 1, 2016, Renova terminated the purchase and sale of shares for the sale of the ESPRA project (“ESPRA Agreement”) owned by Renova to Terraform Global, Inc. (“Terraform Global”) by an agreement between the parties, upon a break-up fee payment in the amount of US$10 million to Renova. In this way, the ESPRA projects (three small hydroelectric plants (SHPs) contracted under PROINFA, with 41.8MW installed capacity), would remain within Renova and return to compose Renova’s portfolio of operational assets.

On June 14, 2016, the Board of Directors of Renova approved cancellation of the power purchase agreement entered into between Renova Comercializadora de Energia S.A. (“Renova Trading”) and CEMIG GT for supply by 25 wind farms in the region of Jacobina, in the Brazilian state of Bahia, with 676.2 MW of installed capacity, for operational startup on January 1, 2019. The Board of Directors of Renova approved an advance payment of R$ 118 million for contracted future electricity supply under the agreement between Renova Trading and CEMIG GT. The agreement, signed in 2013, provides for the parties to make earlier or later payments for the power supply that is the subject of the agreement. The funds will be allocated as priority to the Alto Sertão III project, and also to meet other needs of Renova. The amount due will be settled by delivery of power supply, in the amounts specified in the agreement, starting in May 2021.

Increase in capital of Renova Energia S.A. – CEMIG increased its capital of Renova, through its wholly-owned subsidiary CEMIG GT, in the amount of up to R$240 million. Such capital increase was ratified on June 21, 2016, in the total amount of R$280,002,277.44 (R$ 240 million by CEMIG and R$ 40 million by Light Energia S.A.), by means of a issuance of 42,042,219 common shares and 165 preferred shares, subscribed and paid up for the issuance price of R$6.66 per share (common or preferred) and R$19.98 per unit.

Investment in Renova – Loss on impairment of assets available for sale

Put options contract

On September 18, 2015, a contract was signed providing Renova the option to sell to SunEdison, Inc. (‘SunEdison’), on or after March 31, 2016, up to 7,000,000 shares in TerraForm Global.

The exercise price of this option was R$ 50.48 per share, while SunEdison, at its own discretion, has the right to pay US$15.00 per share rather than R$ 50.48. The contract also gave SunEdison an option to buy 7 million shares on the same terms.

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

Advances to Renova under Power Purchase Agreement

On September 6, 2016, the Renova Board of Directors approved an advance payment of R$118 million by CEMIG to Renova for future contracted electricity supply under the Power Purchase Agreement between Renova Comercializadora de Energia S.A. and CEMIG GT, which was signed in 2013.

The agreement provides for the parties to elect to make advance payments for power. The payments will be primarily allocated to the Alto Sertão III project, and also to meet other needs of Renova. The amount due will be settled by delivery of power supply, in the amounts specified in such agreement, starting in May 2021.

In June 2016 CEMIG GT, made an advance payment to Renova Comercializadora de Energia S.A. of R$94 million under the Power Purchase Agreement, and at that time signed an agreement placing a security interest on 100% of the shares in Enerbrás S.A. and 100% of the shares in the specific-purpose companies of Phase B of the Alto Sertão III Project on behalf of CEMIG GT. An option was also granted to CEMIG GT to purchase 100% of the shares of Enerbrás S.A.

A Call Option Agreement has been signed which will enable CEMIG GT to convert the total amount advanced into a shareholding interest in Alto Sertão Participações S.A. (“Alto Sertão”), the controlling shareholder of the companies that comprise Phase A of the Alto Sertão III project; up to a limit of 49.9% of the shares in Alto Sertão, and also an agreement placing a security interest upon 100% of the shares in Bahia Holding S.A. and 49% of the shares in Ventos de São Cristóvão Energias Renováveis S.A., which holds certain of Renova’s wind power projects. Exercise of the call option is conditional upon prior approval by the BNDES. Settlement of the share option transactions referred to above will require the prior approval of BNDES, Banco do Brasil S.A. – where applicable, ANEEL, and the Brazilian Monopolies Authority (CADE).

Adjustment for impairment in value of investments

In 2016, CEMIG posted an adjustment for a reduction in value of investments of R$ 763 million related to its investment in Renova. Renova incurred losses totaling R$1,101 million for the year ended December 31, 2016, had negative working capital of R$ 3,211 million as of December 31, 2016 and presented negative cash flow generation. The main reasons for these negative financials are: (i) energy purchases Renova was forced to make to comply with previous commitments because of a delay in certain wind farms becoming operational; (ii) substantial investments Renova made in the construction of the Alto Sertão III wind farm; (iii) a delay in obtaining BNDES long-term financing; (iv) Renova’s failure to meet certain covenants and obtain creditors’ approval in 2016, which resulted in certain long-term debt being reclassified as current liabilities and (v) losses resulting from its Terraform operation. In addition, currently Renova is late on certain payments and in negotiation with creditors under several contracts. As a result, Renova’s management has been taking various measures to rebalance its liquidity and cash generation structure such as selling assets, decreasing administrative and operational structure and administrative costs, increasing shareholders’ commitment of financial support, entering into long-term financing with the BNDES, starting cash flow equalization projects and seeking the consent of creditors to reclassify certain current debts as noncurrent liabilities.

As part of its strategy to restore the balance of its capital structure and the sustainability of the business in the long term, on April 18, 2017, Renova, Renovapar S.A. and AES Tietê Energia S.A., with Nova Energia Holding S.A. (“Nova Energia”) as consenting party, signed an Agreement for Sale of Shareholding Interests in the Alto Sertão II Wind Farm Complex. Under the agreement, AES undertakes to acquire 100% of the shares of Nova Energia for R$ 600.0 million. Nova Energia controls the sub-holding company Renova Eólica Participações S.A., which owns 100% of the 15 special-purpose companies which comprise the Alto Sertão II Wind Power Complex. The total value of the transaction has the potential to reach R$ 700.0 million by earn-out – with half of this amount, that is to say up to R$ 50 million, to be retained in an escrow account with release conditional upon performance of the Alto Sertão II Complex after a period of five years from the date of completion of the transaction. The completion of the transaction is subject to certain conditions precedent stated in the agreement, including approval by government bodies and creditors.

For additional information, see Note 15 to our financial statements.

TAESA

On April 13, 2016, TAESA was the winning bidder of Branch ‘P’ in Auction No. 013/2015 of Public Power Transmission Lines auction promoted by the Brazilian Electricity Regulatory Agency (“ANEEL”). Branch ‘P’ comprises 90 km of transmission lines and two substations in Tocantins state. ANEEL will grant TAESA the right to explore the concessions for 30 years. TAESA did not offer a discount for Lot ‘P’ RAP defined by ANEEL at the auction notice, granting an initial revenue of R$ 56 million.

On August 31, 2016, the Board of Directors of CEMIG authorized monetization of up to 40,702,230 units in TAESA corresponding to 40,702,230 common shares and 81,404,460 preferred shares in TAESA, owned by CEMIG.

On October 24, 2016, TAESA settled its restricted offering (“Restricted Offering”) of 65,702,230 units (each unit being evidenced by Certificados de Depósito de Ações, each of which represents one outstanding ação ordinária (common share) and two outstanding ações preferenciais (preferred shares)) (“Units”) to be offered and sold by Fundo de Investimento em Participações Coliseu (“FIP Coliseu”) and CEMIG. The Restricted Offering was a secondary offering, with restricted placement efforts of 65,702,230 units held by the Selling Shareholders, being 25,000,000 units held by FIP Coliseu and 40,702,230 units held by CEMIG, at a price per Unit of R$19.65.

On December 27, 2016, TAESA received the notice sent by Fundo de Investimento em Participações Coliseu and Fundo de Investimento em Ações Taurus (jointly, “Sellers”), informing that a Share Purchase Agreement was executed with Interconexión Eléctrica S.A. E.S.P. (“Agreement” and “Buyer”, respectively) for the sale of the totality of their equity interests bound to the block of control of TAESA, representing, jointly, 26.03% of the common shares and 14.88% of the total capital stock of TAESA, for the total amount of R$1,055,932,217.19.

Changes in the Stockholders’ Agreement of Parati

In the first and second quarters of 2016, we entered into certain amendments to the stockholders’ agreement of Parati. The principal changes arising from these amendments are as follows:

1) The maturity of the put option granted in 2011 by CEMIG in favor of the unit holders of FIP Redentor, initially scheduled to be exercised on May 31, 2016 was postponed and divided into to two separate exercise dates:

a) First option exercise window: up to, and including, September 23, 2016, only with respect to preferred shares, up to a limit of 153,634,195 preferred shares in Parati, representing 14.30% of the total shares in Parati held by the other direct stockholders. With respect to shares put within this exercise window, CEMIG must make payment by November 30, 2016.

b) Second option exercise window: up to, and including, September 23, 2017, and not restricted to preferred shares, and may include the totality of the shares in Parati, regardless of the exercise of the put option in the first payment window. With respect to shares put within this exercise window, CEMIG must make payment by November 30, 2017.

2) New provisions were included to provide for the possibility of acceleration of the put option exercise window in case CEMIG fails to comply with certain clauses of the stockholders’ agreement, allowing any direct shareholders to present to CEMIG a notice of acceleration of the put option, at which moment the option shall be considered exercised by all the direct shareholders, over the totality of their shares.

3) To guarantee the full payment of the put option, on May 31, 2016 CEMIG offered the holders of the put option: Units directly held by CEMIG in TAESA, representing 55,234,637 ordinary shares and 110,469,274 preferred shares, and as a further guarantee, 26.06% (53,152,298 shares) that CEMIG directly holds in Light.

4) In 2016, there has been a corporate simplification with regard to CEMIG´s indirect investment on Light, such as FIP Redentor termination, incorporation of Redentor Energia SA. by Rio Minas Energia Participações S.A. (“RME”), Parati’s total break-up, whereby CEMIG, Santander (Brasil) S.A., BV Financeira S.A., BB—Banco de Investimento S.A. and Banco BTG Pactual became direct shareholders of RME and Luce Empreendimentos e Participações S.A. (“Lepsa”), bearing same rights, obligations and equity then held by Parati. CEMIG has also acquired Banco BTG Pactual S.A.’s equity shareholdings of RME and Lepsa in 2016. Legal instruments have been signed to formalize the related alterations to the rights and obligations relating to the Put Option granted by CEMIG to the Direct Stockholders on shares in Parati, with the result that the said rights and obligations now apply, instead, to the shares in RME and Lepsa, since these two companies received the whole of the body of assets and liabilities that were split off as a result of the 100% split of their controlling and sole stockholder, Parati.

5) The put option may be exercised by the direct shareholders of RME and Lepsa.

The following describe certain activities relating to subsidiaries, jointly-controlled entities and associates during 2017:

Possible share offering by Light

Light is considering a primary public offering of its shares which may also have a secondary portion. This offering could result in CEMIG’s interest in Light being diluted.

Disposal of wind farms by Renova

On April 18, 2017 a share purchase agreement was signed for sale of the Alto Sertão II Wind Farm Complex. The parties to the agreement are CEMIG’s affiliated company Renova Energia S.A. (“Renova”), Renovapar S.A. and AES Tietê Energia S.A., with Nova Energia Holding S.A. as consenting party.

Under the agreement AES undertakes to acquire 100% of the shares of Nova Energia for R$ 600 million. Nova Energia controls the sub-holding company Renova Eólica Participações S.A., which owns 100% of the 15 special-purpose companies which comprise the Alto Sertão II Wind Power Complex.

Completion of the Transaction is subject to certain conditions precedent stated in the Agreement, including approval by government bodies and creditors.

Renova’s management emphasizes that the Transaction is aligned to its new Directional Strategy, the goals of which are: (i) restoration of the balance of its capital structure; and (ii) sustainability of the business in the long term.

Investment in the Belo Monte Plant through Amazônia Energia S.A. and Aliança Norte

Amazônia Energia S.A. and Aliança Norte are shareholders in NESA, which holds the concession to operate the Belo Monte Hydroelectric Plant, on the Xingu River, in the State of Pará.

Through the jointly-controlled entities referred to above, our subsidiary CEMIG GT owns an indirect equity interest in NESA of 11.74%.

NESA will still require significant funds for organizational, developmental and pre-operational costs for the completion of the plant. According to estimates and forecasts, these costs will be repaid by the revenues from future operations.

On April 7, 2015, NESA was awarded interim judgment ordering ANEEL to “abstain, until hearing of the application for an injunction made in the origin case, from applying to Appellant any penalties or sanctions in relation to the Belo Monte Hydroelectric Plant not coming into operation on the date established in the original timetable for the project, including those specified in an ANEEL Normative Resolution and in the Concession Contract for the Belo Monte Hydroelectric Plant.” The amount of the estimated loss in Belo Monte up to December 31, 2016 is R$ 74 million.

Based on this injunction, all records and the accounting provisions inherent to compliance with the requirements of the concession contract were suspended, but Aliança Norte continues to purchase electricity on the spot market to avoid any future penalties.

Investigations and other legal measures are in progress, conducted by the Federal Public Attorneys’ Office, which involve other shareholders of Norte Energia S.A. and certain executives of those other shareholders.

On March 7, 2016, the federal public prosecutor’s office filed a public civil lawsuit against, among others, NESA and the Brazilian Environmental and Renewable Natural Resources Institute (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis, or “IBAMA”), requesting the suspension of the environmental operational license issued for the Belo Monte plant until NESA completed the undertakings contained in the preliminary environmental license related to the construction of certain water and sewage infrastructure in the city of Altamira, Para. On September 2, 2016, the federal court of the city of Altamira partially granted the injunction requested by the federal public prosecutor and suspended the environmental license. NESA and the other defendants filed timely appeals with the competent Federal Court of Appeals (Tribunal Federal Regional da 1a. Região) and initially obtained a stay of the suspension. However, on April 6, 2017, according to the information available on its website, the Federal Court of Appeals reverted its decision and reinstated the suspension. NESA and the other defendants have not yet been formally informed of the decision. The decision is not final and further appeals may be made to the superior courts.

The Centrais Elétricas Brasileiras S.A. Investigation

Centrais Elétricas Brasileiras S.A. (“Eletrobras”) owns an equity interest of 49.98% in NESA and has contracted a specialized law office to carry out an independent internal investigation for the purpose of finding any irregularities that may have taken place in projects in which it has an equity interest, including NESA. Electrobras was motivated to start this investigation because of certain investigations being carried out by the Public Attorneys’ Office regarding irregularities involving some of the contractors and suppliers in investments in which Eletrobras was a shareholder, including certain contractors and suppliers of NESA.

The final reports of the independent internal investigation included certain findings with estimated impacts on the financial statements of NESA. It was found that certain contracts with some contractors and suppliers of the Belo Monte Hydroelectric Plant contain impacts estimated at 1% of the price of a contract. The reports also included estimates of certain fixed amounts, reflecting, among other things, bribes and bid-manipulating activities that were considered to be of an unlawful nature.

Based on the conclusions and results identified in the independent internal investigation, the management of NESA referred to IAS 16 – Assets and Equipment, and concluded that R$ 183 million, an amount attributable to possible overinvoicing, bribes and/or fraudulent bids or activities considered to be of an unlawful nature, should not have been included in the historic cost of its assets, because such amounts would not have been necessary to establish the assets at the location and in the condition necessary for their functioning.

The management of NESA also concluded that it was impracticable to attempt to identify precisely the periods of the prior financial statements in which the excess of capitalized costs might have occurred, due to the fact that the information made available by the independent internal investigation does not individually specify the contracts, payments and reporting periods in which these excesses could have occurred. It is also emphasized that the alleged improper payments were not made by NESA, but by contractors and suppliers of the Belo Monte hydroelectric plant, which also impeded identification of the precise amounts and period of the payments.

Thus, NESA applied the procedure specified in IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, making adjustments for the estimated amounts of the excesses of capitalized costs, in total for R$ 183 million, referring to improper payments in the financial statements at December 31, 2015, due to the impracticability of identifying the adjustments for each previous period affected.

As a result of this adjustment by NESA, on December 31, 2015 we recognized an adjustment in the amount of R$ 23 million in Investments with a counterpart adjustment in the account Gain (loss) in subsidiaries by the equity method. Of the R$ 23 million, R$ 21 million arises from the adjustment made by our subsidiary CEMIG GT, and R$ 2 million arises from the adjustment made by Light, in accordance with the specifications of IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors.

Companies incorporated in Brazil described below are our major subsidiaries and affiliates. The jointly controlled companies were recorded by the equity method:

CEMIG Holding’s main subsidiaries and jointly-controlled investees include the following:

•	CEMIG Geração e Transmissão S.A. (“CEMIG GT”) – 100% owned: operates in electricity generation and transmission.

•	CEMIG Distribuição S.A. (“CEMIG D”) – 100% owned: operates in electricity distribution;

•	Companhia de Gás de Minas Gerais (“Gasmig”) – 99.57% owned: acquires, transports, distributes and sells natural gas;

•	Transmissora Aliança de Energia Elétrica S.A. (“TAESA”) – jointly-controlled entity, with ownership of 42.72% of the voting stock and 31.54% of the total stock: construction, operation and maintenance of electricity transmission facilities in 18 states of Brazil;

•	Light S.A. (“Light”) – Jointly-controlled entity, with a direct holding of 26.06% and an indirect holding of 17.32% of total stock: electricity generation, transmission, trading and distribution, and other related services; direct or indirect holding of interests in companies operating in these areas; and

•	Renova Energia S.A. (“Renova”) – jointly-controlled entity, with direct ownership of 34.15% of the total capital and 44.18% of the voting stock. Listed company operating in development, construction and operation of plants generating power from renewable sources—wind power, small hydroelectric plants (SHPs), and solar energy; sales and trading of electricity, and related activities. Renova owns Latin America’s largest wind complex, in the central region of the state of Bahia; and

•	Aliança Geração de Energia S.A. (“Aliança”) – jointly-controlled entity, with direct ownership of 45% of the voting and total stock. Aliança is privately owned and operates as a platform for consolidation of generation assets and investments in future generation projects.

Long-Term Strategic Plan

Our vision and goal to consolidate our position as the largest group in the Brazilian electricity sector in this decade, with a presence in the natural gas industry, and becoming a world leader in sustainability, admired by clients and recognized for our strength and performance was undergoing a review process.

The ongoing review signals an ambition to be a leader in the electric power industry in sustainable value creation through increased productivity and healthy growth by 2020.

In order to pursue our ambition and to follow our Long Term Strategic Plan, we have the following goals:

•	Strive to be a national leader in the markets we operate;

•	Strive for operational efficiency in asset management;

•	Be one of the most attractive companies for investors;

•	Be a benchmark in corporate management and governance;

•	Be innovative in the search for technological solutions for our business; and

•	Be a benchmark in social, economic and environmental sustainability.

Capital Expenditures

Capital expenditures for the years ended December 31, 2016, 2015 and 2014 in millions of reais, were as follows:

	Year ended December 31,
	2016	2015	2014
Distribution network	1,460	885	792
Power Generation (1)	3,133	577	2,995
Transmission network (2)	54	146	80
Others	219	105	549

Total capital expenditures (3)	4,866	1,713	4,416

(1)	Includes additions in generation financial assets in the amount of R$ 2,217 million.
(2)	Includes additions in transmission financial assets in the amount of R$54 million.
(3)	The capital expenditures are presented in our Consolidated Statement of Cash Flow on account lines related to Financial Assets, Acquisition of equity investees, capital increase on investees, PP&E, acquisition of subsidiaries – Gasmig and intangible assets.

In 2017, we plan to make capital investments in relation to our fixed assets in the amount of approximately R$ 1,373 million, corresponding to our basic program (programs with tariff coverage). We expect to allocate these expenditures primarily to the expansion of our distribution system. We will also allocate R$ 490 million for injection of capital into subsidiaries in 2017, to meet specific capital needs.

The amounts planned for 2017 do not include investments in acquisitions, and other projects, that are not remunerated by the concession-granting power – which are not recognized in the calculations of tariffs made by ANEEL.

Business Overview

General

Our business involves the generation, transmission, distribution and sale of electricity, gas distribution, telecommunications and the provision of energy solutions.

CEMIG

We engage in transactions to buy and sell electricity through our subsidiaries. The total volume of electricity resourced in December 31, 2016 was 80,774 GWH or 3.6 % less than in 2015 and in 2015 was 83,750 GWh or 6.8% less than in 2014. The amount of energy produced by us in 2016 was 9,461 GWh or 35% less than 2015 and in 2015 was 14,665 GWh, 41% less than in 2014. The amount of energy purchased by us in 2016 was 71,313 GWh or 3 % more than in 2015 and in 2015 totaled 69,085 GWh, 6% more than in 2014. These figures include electricity purchased from Itaipu 5,921 GWh in 2016 and 6,190 GWh in 2015, and through the Electricity Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) and from other companies 65,392 GWh in 2016 and 62,896 GWh.

The energy traded in 2016 totaled 80,744 GWh, an amount 3,6% lower than traded 2015, and 56% of that volume (45,322 GWh) was traded to final consumers, both captive and free. The energy traded in 2015 totaled 83,750 GWh, an amount 6.8% lower than traded in 2014, and 58% of that volume (48,710 GWh) was traded to final consumers, both captive and free.

Total losses of energy in the core network and distribution networks in 2016 totaled 6,723 GWh, which corresponds to 8% of total resources, and 4% more than the losses 2015 (6,461 GWh). Total losses of energy in the core network and distribution networks in 2015 totaled 6,461 GWh, which corresponds to 78% of total resources, and 3% more than the losses in 2014 (6,282 GWh).

The table below shows the breakdown of resources and power requirements by CEMIG traded in the last three years:

CEMIG’S ELECTRIC ENERGY BALANCE

(GWh)	2016	2015	2014
	(in GWh)
RESOURCES	80,774	83,750	89,856
Electricity generated by CEMIG	8,852	14,068	22,983
Electricity generated by auto-producers	—	—	632
Electricity generated by Ipatinga	—	—	247
Electricity generated by Barreiro	4	54	80
Electricity generated by Cachoeirão	69	51	—
Electricity generated by Sá Carvalho	238	207	252
Electricity generated by Horizontes	69	62	63
Electricity generated by CEMIG PCH	94.2	63.2	49.3
Electricity generated by Rosal Energia	134	97	190
Electricity generated by Amador Aguiar	—	62	401
Electricity bought from Itaipu	5,921	6,190	6,255
Electricity bought from CCEE and other companies	65,392	62,896	58,704

(GWh)	2016	2015	2014
	(in GWh)
REQUIREMENTS	80,744	83,750	89,856
Electricity delivered to final consumers	45,322	48,710	52,505
Electricity delivered to auto-producers	—	10	967
Electricity delivered by Ipatinga	—	—	247
Electricity delivered by Barreiro	8	63	93
Electricity delivered by Cachoeirao	133	131	—
Electricity delivered by Sá Carvalho	473	472	472
Electricity delivered by Horizontes	76	76	80
Electricity delivered by CEMIG PCH	82	82	99
Electricity delivered by Rosal Energia	202	201	263
Electricity delivered to the CCEE and other companies	27,754	27,543	28,848
Losses (1)	6,723	6,461	6,282

(1)	Discounting the losses attributed to generation (525 GWh in 2016) and the internal consumption of the generating plants.

Generation

The electric power generation business consists of the generation of electric power through the use of renewable energy sources (water, wind, sun and biomass), or non-renewable sources (fossil and nuclear fuels).

According to ANEEL, as of December 31, 2016, we were the fifth largest electric power generation group in Brazil, by total installed capacity. As of that date, we were generating electricity at over 100 hydroelectric plants (small hydropower plants (“PCH”) and hydro powerplants (“UHE”)), thermoelectric plants and solar plants, with total installed capacity of over 8,000 MW, with plants present in 10 states of Brazil. The vast majority of our capacity is generated at hydroelectric plants (96.0% of installed capacity), with the remainder being generated by thermal plants and wind farms. Our top ten power plants accounted for over 70% of our installed electricity generation capacity in 2016.

Rank (Installed Capacity)	Generation Power Plant	CEMIG Group Company Holding Stake	Restricted / Unrestricted Group in This Offering	Installed Capacity (MW)	Start of Comm. Operations	Expiration of Concession or Authorization	Type of Power Plant	CEMIG’S Stake
1	São Simão	CEMIG GT	Restricted	1,710.0	1978	11/01/2015*	UHE	100%
2	Emborcação	CEMIG GT	Restricted	1,192.0	1982	23/07/2025	UHE	100%
3	Santo Antônio	SAESA	Unrestricted	646.9	2012	12/06/2043	UHE	18.13%
4	Nova Ponte	CEMIG GT	Restricted	510.0	1994	23/07/2025	UHE	100%
5	Jaguara	CEMIG GT	Restricted	424.0	1971	28/08/2013*	UHE	100%
6	Miranda	CEMIG GT	Restricted	408.0	1998	23/12/2016*	UHE	100%
7	Irapé	CEMIG GT	Restricted	399.0	2006	28/02/2035	UHE	100%
8	Três Marias	CEMIG G. TRÊS MARIAS	Restricted	396.0	1962	04/01/2046	UHE	100%
9	Volta Grande	CEMIG GT	Restricted	380.0	1974	23/02/2017*	UHE	100%
10	Belo Monte	Norte Energia	Unrestricted	334.7		26/08/2045	UHE	12.77%
	Sub-Total: Top 10			6,400.6
	Total (All Plants):			8,310.8

*	Pending renewal. See “Business—Legal and Administrative Proceedings—Regulatory Matters.”

Transmission

The electric power transmission business consists of transporting electric power from the facilities where it is generated to points of consumption, distribution networks and free consumers (which are consumers with demand equal to or greater than 3 MW, or consumers with demand equal to or greater than 500 kW from alternative energy sources, such as wind, biomass or small hydroelectric plants). Its revenue depends directly on the availability of its assets. The transmission network comprises power transmission lines and substations with voltage of 230kV or more, and is part of the Brazilian Grid regulated by ANEEL and operated by the ONS. See “The Brazilian Power Industry.” On December 31, 2016, CEMIG GT and other CEMIG transmission networks had approximately 4,700 miles of lines, as follows:

Classification	CEMIG GT	Other CEMIG Group Companies (proportional to CEMIG’s stake in the relevant concession)
> 525kv Lines	—	86 miles
500kv Lines	1,355 miles	856 miles
440kv Lines	—	98 miles
345kv Lines	1,228 miles	66 miles
230kv Lines	478 miles	486 miles
220kv Lines	—	—
Total	3,061 miles	1,592 miles

Distribution

Within the CEMIG Group, electric distribution activities are conducted by a wholly-owned subsidiary, CEMIG Distribution (“CEMIG D”), in addition to Light S.A. (“Light”), in which CEMIG has a 43.38% direct and indirect interest.

CEMIG D has four public service electricity distribution concession contracts in the State of Minas Gerais, granting rights to the commercial operation of services related to the supply of electricity to consumers in the regulated market (Ambiente de Contratação Regulada-ACR, the “Regulated Market”) in municipalities in its concession area, including consumers that may be eligible, under the legislation, to become consumers in the free market (Ambiente de Contratação Livre-ACL, the “Free Market”).

CEMIG D’s concession area covers approximately 219,103 square miles, or 96.7% of the territory of the State of Minas Gerais. On December 31, 2016, CEMIG D’s electricity system comprised 419,574 miles of distribution lines, through which it supplied 25,885 GWh to 8,259 million regulated consumers and transported 17,382 GWh to 710 free consumers that use our distribution networks. The total volume of electricity distributed was 43,304 GWh, of which 44.3% was distributed to regulated and free industrial consumers, 15.4% to regulated and free commercial consumers, 23.3% to regulated residential consumers, and 17% to other regulated consumers.

Other Businesses

While our main business consists of the generation, transmission and distribution of electricity, we also engage in the following businesses: (i) telecommunications, through our consolidated subsidiary CEMIG Telecom; (ii) energy solutions consulting business for both Brazilian and international clients, through our subsidiary Efficientia S.A. (iii) exploitation of natural gas, through five consortia; (iv) sale and trading of electricity, through structuring and intermediation of purchase and sale transactions, trading electricity in the Free Market, through our wholly-owned subsidiaries CEMIG Trading S.A. and Empresa de Serviços de Comercialização de Energia Elétrica S.A. and CEMIG Comercializadora de Energia Incentivada S.A.; (v) acquisition, transport and distribution of gas and its subproducts and derivatives through Companhia de Gás de Minas Gerais (Gasmig); and (vi) technology systems and systems for operational management of public service concessions, including companies operating in electricity, gas, water and sewerage and other utility companies, through Axxiom Soluções Tecnológicas S.A.

Revenue Sources

The following table illustrates the revenues attributable to each of our principal revenue sources, in millions of reais, for the periods indicated:

	Year ended December 31,
	2016	2015	2014
Electricity sales to final consumers	20,458	20,319	14,922
Revenue from wholesale supply to other concession holders	2,972	2,207	2,310
CVA (compensation for changes in ‘Portion A’ items ) and other financial components in tariff increases	(1,455)	1,704	1,107
Revenue from use of the electricity distribution systems – TUSD	1,705	1,465	855
Revenue from use of the concession transmission system	312	261	557
Transmission indemnity revenues	751	101	420
Adjustment to expectation of cash flow from the indemnifiable financial asset of the distribution concession	8	576	55
Revenue from financial updating of the Concession Grant Fee	300	—	—
Construction revenues	1,193	1,252	941
Transactions in electricity on the CCEE	161	2,425	2,348
Supply of gas	1,444	1,667	422
Other operating revenues	1,421	1,440	1,284
Deductions from revenue	(10,497)	(11,549)	(5,626)

Total net operating revenues	18,773	21,868	19,595

Power Generation and Trading

Overview

CEMIG’s top ten power plants accounted for over 70% of its installed electricity generation capacity in 2016.

Rank (Installed Capacity)	Generation Power Plant	CEMIG Group Company Holding Stake	Restricted / Unrestricted Group in This Offering	Installed Capacity (MW)	Start of Comm. Operations	Expiration of Concession or Authorization		Type of Power Plant	CEMIG’s Stake
1	São Simão	CEMIG GT	Restricted	1,710.0	1978	11/01/2015	*	UHE	100%
2	Emborcação	CEMIG GT	Restricted	1,192.0	1982	23/07/2025		UHE	100%
3	Santo Antônio	SAESA	Unrestricted	646.9	2012	12/06/2043		UHE	18.13%
4	Nova Ponte	CEMIG GT	Restricted	510.0	1994	23/07/2025		UHE	100%
5	Jaguara	CEMIG GT	Restricted	424.0	1971	28/08/2013	*	UHE	100%
6	Miranda	CEMIG GT	Restricted	408.0	1998	23/12/2016	*	UHE	100%
7	Irapé	CEMIG GT	Restricted	399.0	2006	28/02/2035		UHE	100%
8	Três Marias	CEMIG G. TRÊS MARIAS	Restricted	396.0	1962	04/01/2046		UHE	100%
9	Volta Grande	CEMIG GT	Restricted	380.0	1974	23/02/2017	*	UHE	100%
10	Belo Monte	Norte Energia	Unrestricted	334.7		26/08/2045		UHE	12.77%
	Sub-Total: Top 10			6,400.6
	Total (All Plants):			8,310.8

*	Pending renewal. See “Business—Legal and Administrative Proceedings—Regulatory Matters.”

CEMIG’s market consists of sales of electricity to:

(i)	Regulated consumers in CEMIG’s concession area in the State of Minas Gerais;

(ii)	Free consumers both in the State of Minas Gerais and other States of Brazil, through the Free Market;

(iii)	Other agents of the electricity sector – traders, generators and independent power producers, also in the Free Market;

(iv)	Distributors in the Regulated Market; and

(v)	CCEE (eliminating transactions between companies of the CEMIG Group).

The total volume of transactions in electricity in 2016 was 80,760 MWh, a decrease of 3.6% in comparison to the 83,750 MWh in 2015.

Generation Assets

On December 31, 2016 the subsidiaries and jointly-controlled entities of CEMIG Holding operated 121 plants, totaling 8,201 MW. These figures make the CEMIG Group the fifth largest electric power generating group in Brazil by total installed capacity, according to ANEEL.

CEMIG’s total installed generation capacity has grown constantly over the last five years.

We have incorporated subsidiaries in the State of Minas Gerais and other states in Brazil to operate certain of our generation facilities and to hold the related concessions.

In 2016, CEMIG GT incorporated the companies described in the paragraph below, in which it has 100% of the equity, to hold the concession contracts for 18 hydroelectric plants won in the auction the year before: CEMIG Geração Camargos S.A., CEMIG Geração Itutinga S.A., CEMIG Geração Leste S.A., CEMIG Geração Oeste S.A., CEMIG Geração Salto Grande S.A., CEMIG Geração Sul S.A. and CEMIG Geração Três Marias S.A. The total installed generation capacity secured to CEMIG GT’s portfolio was 699 MW.

The generation companies in which CEMIG GT has joint participation are:

•	Aliança (45%) – Platform of growth and consolidation of generation assets held by CEMIG GT and Vale (55%). The assets involved in the formation of the Aliança include the Aimorés and Funil hydroelectric plants and the following generation consortia: Porto Estrela, Igarapava, Capim Branco and Candonga. In addition to the hydroelectric plants in operation, there are four wind farms, which will compose the Complexo Eólico Santo Inácio in northeastern Brazil, in implementation phase. The company has installed hydro capacity of 1,158 MW in operation, among other generation projects, and will be responsible for investments in future projects of electricity generation.

•	Aliança Norte Energia Participações S.A. (49%) – Together with Vale, the company holds participation of 9% of Norte Energia S.A., corresponding to an indirect equity interest of 4.41% and representing an installed capacity of 495 MW.

•	Amazônia Energia Participações S.A. (49% of voting stock, 74.5% of total capital) – Owned jointly with Light (25.5%), holds 9.77% of Norte Energia S.A., holder of the concession to operate the Belo Monte hydroelectric plant, on the Xingu river, in the State of Pará, representing an installed capacity of 818 MW directly held by CEMIG GT.

•	Baguari Energia S.A. (69.39%) – The company operates the Baguari Hydroelectric Plant through the Baguari Hydro Plant Consortium, together with Furnas Centrais Elétricas S.A. (30.61%). Baguari Energia S.A. owns 49% of the plant in partnership with Neoenergia, which owns the remaining 51%, through Baguari I Geração de Energia Elétrica.

•	Retiro Baixo Energética S.A. (49.9%) – Holds the concession for the operation of the hydroelectric power plant Retiro Baixo, located in the lower course of the Paraopeba River in the State of Minas Gerais, which has installed capacity of 83,7 MW and assured energy of 38.5 MW.

•	Hidrelétrica Cachoeirão S.A. (49%) – An independent power producer operating the Cachoeirão SHP, located at Pocrane, in the State of Minas Gerais. The other 51% is held by Santa Maria Energética.

•	Hidrelétrica Pipoca S.A. (49%) – An independent power producer that built and operates the Pipoca SHP, on the Manhuaçu River, in the municipalities of Caratinga and Ipanema, in the State of Minas Gerais. The other 51% is held by Asteri Energia S.A.

•	Lightger S.A. (49%) – Independent power producer, formed to build and operate the Paracambi SHP (or PCH), on the Ribeirão das Lages river in the county of Paracambi, in the state of Rio de Janeiro. The remaining 51% stockholding is owned by Light.

•	Madeira Energia S.A (“MESA”) (10%) – MESA owns 100% of Santo Antônio Energia S.A., generating electricity in the Madeira River in the state of Rondônia. CEMIG GT´s indirect holding in MESA amounts to 8,13% and takes place through the following companies: SAAG, FIP Melbourne (31,94%), Parma (56.75%) and FIP Malbec (49.92%).

•	Central Eólica Praias de Parajuru S.A. (49%) – A beach-located wind farm at Beberibe, in the state of Ceará, in Northern Brazil. The other 51% is held by Energimp S.A.

•	Central Eólica Praias do Morgado S.A. (49%) – Also located on a Northern Brazilian beach, this wind farm is at Acaraú, in Ceará state. The other 51% is held by Energimp S.A.

•	Central Eólica Volta do Rio S.A. (49%) – This is the third of a group of three beach-located wind farms in Ceará, and is also in the municipality of Acaraú. The other 51% is held by Energimp S.A.

CEMIG Holding also has equity interests in jointly-controlled entities that operate generation assets. These include:

•	Light (26.06%) – Owns 25.5% of Amazônia Energia Participações S.A, 51% of Lightger S.A., 100% of Itaocara Energia Ltda. Light Energia has investments in several jointly-controlled entities – for example 51% of Guanhães Energia S.A.; 20.28% of the voting stock and 15.68% of the total stock, of Renova; and 100% of Lajes Energia S.A., São Judas Tadeu and Fontainha. Light has a total installed generation capacity of 282 MW, and an effective average output of 210 MW. Light is considering a primary public offering of its shares which may also have a secondary portion. This offering could result in CEMIG’s interest in Light being diluted.

•	Renova (44.18% of voting stock, 34.15% of total capital) – This company is the group’s vehicle for growth in generation from alternative generation and the group’s SHPs. At the end of 2016 Renova had generation supply contracts totaling 1.97 GW of generation capacity, of which 386 MW were already in commercial operation. CEMIG also has an indirect interest in Renova through Light (20.28% of voting stock, 15.68% of total capital).

In addition, CEMIG GT has the following interests in consortia, as of December 31, 2016:

•	Queimado Hydroelectric Power Plant – We hold an 82.5% interest in this enterprise and our partner in this project is CEB Participações S.A. (“CEBPar”), a subsidiary of Companhia Energética de Brasília (“CEB”), a state-controlled electricity company, which owns 17.5% equity interest in the plant.

CEMIG GT has joint participation in the following company with plants under construction:

•	Guanhães Energia S.A. (49%) – This company owns 100% of PCH Dores de Guanhães S.A., PCH Senhora do Porto S.A., PCH Jacaré S.A. and PCH Fortuna II S.A. These companies are responsible for construction and commercial operation of four SHPs. Light owns the remaining 51% equity interest in Guanhães Energia S.A.

•	Usina Hidrelétrica Itaocara S.A. (49%) – Independent power producer, formed to build and operate the Itaocara I hydroelectric plant. Itaocara Energy Ltd. (100% owned by Light) owns the remaining 51%. On July 5, 2016, the concession contract (Concession Contract No. 01/2015) of Itaocara I hydroelectric plant was transferred from the Consortium UHE Itaocara to Usina Hidrelétrica Itaocara S.A.

The following consortia were established to develop future projects:

•	Água Limpa Hydroelectric Plant – CEMIG GT has a 49% interest in this consortium and our partner, Light, has the remaining 51%. This Consortium was established to conduct a feasibility study of the project. Considering that the preliminary license for this hydroelectric plant will not be issued and the auction will not take place, this consortium will be dissolved.

•	São Luiz do Tapajós Hydroelectric Plant – The São Luiz do Tapajós Project Consortium (holding: 33.33%) was created to take part in the ANEEL auction for construction and operation of the plant. Our partners are: Eletrobrás, Eletronorte, CCCC S.A., Engie and Neoinvest (16.67% each). In the view of the fact that the environmental license process has been suspended, it is not certain when the ANEEL auction will take place.

•	Davinópolis Hydroelectric Plant – This Consortium was established with Neoenergia (51%) to conduct a feasibility study of the project. CEMIG GT holds the remaining 49% interest.

The following are other companies in which CEMIG Holding owns 100% of the equity:

•	CEMIG PCH S.A. – Independent power producer, operating the Pai Joaquim small hydroelectric power plant.

•	Horizontes Energia S.A. – An independent power producer, operating the Machado Mineiro and Salto do Paraopeba SHPs in Minas Gerais; and the Salto do Voltão and Salto do Passo Velho hydroelectric plants, in the state of Santa Catarina.

•	Rosal Energia S.A. – Concession holder operating the Rosal hydro plant, on the border between the States of Rio de Janeiro and Espírito Santo.

•	Sá Carvalho S.A.– Production and sale of electricity, as a public electricity service concession holder, through the Sá Carvalho hydroelectric power plant.

•	Barreiro S.A. Thermal Power Plant – An independent power producer which operated the 12.9 MW Barreiro thermoelectric plant, on the premises of the metal products company V&M do Brasil S.A. (“Vallourec & Mannesmann”), in Belo Horizonte, Minas Gerais. UTE Barreiro ended its production of electricity in the second semester of 2016 and, by the end of the year, it was sold to Vallourec & Mannesmann.

Wind Farms

Wind farms have become one of the most promising power generation sources in Brazil. In addition to their low environmental impact, this source of electricity is completely renewable and widely available in Brazil, according to numerous studies of potential wind power. Its rapid technical development over recent decades has successfully reduced costs per MWh in comparison to other power generation sources. CEMIG has monitored and observed the rapid evolution of wind energy and its inclusion in the range of Brazilian energy supply sources.

CEMIG GT has joint participation in the following companies with wind farms investments:

•	Central Eólica Praia do Morgado S.A., Central Eólica Praias de Parajuru S.A and Central Eólica Praia do Morgado S.A (49%) – Wind farms located in the State of Ceará with a total installed capacity of 99.6 MW.

•	Renova (34.15% of voting stock and 44.18% of total capital) At the end of 2016, Renova had 386 MW of wind power generating capacity distributed among 15 operational wind farms. CEMIG Holding also has indirect participation in Renova through Light which has 20.28% of voting stock and 15.68% of total capital.

•	Aliança (45%) – Four wind farms, which will compose the Santo Inácio Wind Project, are in implementation phase. The Project, located at Icapuí, in the State of Ceará, will have electric capacity of 98.7 MW.

Expansion of Generation Capacity

We are currently involved in the construction of seven hydroelectric plants – Dores de Guanhães, Senhora do Porto, Fortuna II, Jacaré, Itaocara, Santo Antônio and Belo Monte. These plants will increase our total installed hydroelectric generation capacity by 2,176.65MW over the coming six years. The completion of a number of these plants is currently subject to a variety of contingencies, some of which are outside of our control. Below is a brief description of these projects:

Guanhães Energia S.A.: Has four wholly-owned subsidiaries – PCH Dores de Guanhães S.A., PCH Senhora do Porto S.A., PCH Jacaré S.A. and PCH Fortuna II S.A., engaged in construction and commercial operation of four SHPs. Three of them – Dores de Guanhães, Senhora do Porto and Jacaré – are in the municipality of Dores de Guanhães; and one, Fortuna II, is in the municipalities of Virginópolis and Guanhães, all in the State of Minas Gerais. They will have an aggregate installed capacity of 44 MW. Construction schedules have been delayed by unforeseeable government environmental requirements, as well as delays in obtaining certain mechanical components. The delays due to the construction consortium led to a recision in the construction contract and a restructuring of the implementation of the project, which is currently in progress. As of December 31, 2016 CEMIG GT had subscribed capital totaling R$92.02 million in the project, in proportion to its 49% interest in this enterprise. The company is jointly-controlled, with Light Energia owning the remaining 51%.

Madeira Energia S.A. (MESA): MESA is a special-purpose company, created to construct and operate the Santo Antônio Hydroelectric Plant on the Madeira River in the municipality of Porto Velho, Rondônia, which will have generating capacity of 3,568 MW. The plant began operating in March 2012. CEMIG GT owns 10% of MESA, and has an indirect ownership of 8.13%. On December 31, 2016 the total value of the fixed net assets representing the proportion of CEMIG GT’s holdings in this indirectly-held subsidiary was R$4,068,445. At the end of 2016 the Santo Antônio plant had 44 rotors in operation, representing capacity to generate approximately 3,150 MW. As of December 2016, the 6 additional rotors were already being tested with a forecast of commercial operation on January 2017 when the plant will reach its full capacity of 3.568MW. The total investment in the plant will amount to more than R$19.8 billion.

Norte Energia S.A. (NESA): Since October 2011 CEMIG GT has owned 74.5% of the special-purpose company Amazônia Energia Participações S.A., in partnership with Light Energia, which owns the remaining 25.5%. Amazônia Energia S.A. in turn holds 9.77% of NESA, another special-purpose company, which holds the concession to build, operate and maintain the Belo Monte hydroelectric plant. At the end of December 2016 the plant was approximately 90% complete. It is located on the Xingu River, in the Amazon Region, in the North of Brazil. When it is completed—scheduled for 2020, it will have a full capacity of 11,233 MW, and will be one of the largest hydroelectric plants in the world. By the end of 2016, BNDES, together with the Federal Savings Bank (Caixa Econômica Federal, “CEF”, or “Caixa”) and the investment bank BTG Pactual, the financiers of the enterprise through a loan planned to total R$22.5 billion, had released a total of R$20.5 billion for its construction. Also by the end of 2016, CEMIG had injected approximately R$1.37 billion in this enterprise. Belo Monte started operating on April 20, 2016. See “Item 4. Information on the Company – Investment in the Belo Monte Plant through Amazônia Energia S.A. and Aliança Norte.” The project requires a total investment of R$35.8 billion (December 2016 currency).

Usina Hidrelétrica Itaocara S.A.: On April 30, 2015 the Consortium UHE Itaocara (“Consortium”), in which CEMIG GT has 49% and Itaocara Energia Ltda., a SPC owned by Light, has 51%, won the concession of Itaocara I, a 150-MW hydroelectric plant, to be constructed on the Paraíba do Sul River, between the municipalities of Itaocara and Aperibé, in the State of Rio de Janeiro. The energy of this power plant is to be delivered on January 1, 2020 and the concession period is 35 years. On July 5, 2016, ANEEL transferred the concession of Itaocara I power plant from the Consortium to Usina Hidrelétrica Itaocara S.A., a special purpose company held by CEMIG GT (49%) and Itaocara Energia Ltda (51%).

Transmission

Overview

The transmission business consists of the transfer of electricity from generation power plants to consumers directly connected to the basic transmission grid, free consumers and distribution companies. The transmission system comprises transmission lines and step-down substations with voltages ranging from 230 kV to 500 kV.

All the basic transmission grid users, including generators, distributors, free consumers, and others, execute contracts for the use of the transmission system – CUST with the ONS, and make payments to the transmission companies for making available the use of their basic transmission grid equipment. See “The Brazilian Power Industry” and “Item 5. Operating and Financial Review and Prospects.”

The following tables give operating information on our transmission capacity for the dates indicated:

	Circuit Length of Transmission Lines in Miles
	As of December 31,
Voltage of Transmission Lines	2016	2015	2014
>525 kV
500 kV	1,355	1,355	1,355
345 kV	1,228	1,228	1,228
230 kV	478	478	478

Total	3,061	3,061	3,061

	Transformation Capacity (1) of Transmission Substations
	As of December 31,
Substations	2016	2015	2014
Number of transmission substations (2)	37	37	36
MVA	17,573	17,168	16,718

(1)	Transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.
(2)	Shared substations are not included.

The tables below show operational information on the transmission capacity of the joint venture (subsidiaries and affiliates transmission CEMIG), proportional to the equity interest held by the CEMIG Group in each case, on the dates indicated:

	Transmission Network Extension in Miles
	As of December 31,
Voltage of Transmission Lines	2016	2015	2014
>525 kV	86	117	117
500 kV	856	1,289	1,290
440 kV	98	136	136
345 kV	66	67	67
230 kV	486	518	514
220 kV	0	62	62

Total	1,592	2,189	2,210

Subsidiaries and Affiliates of CEMIG – Transmission
Company	Number of transmission substations
TAESA	36 (6 private and shared 30)
ATE III	4 (1 private and shared 3)
EATE	5 (1 private and shared 4)
Lumitrans	2 shared
EBTE	7 (2 private and shared 5)
ERTE	3 (1 private and shared 2)
STC	4 (2 private and shared 2)
ENTE	3 shared
ECTE	2 shared
ETSE	2 private
ETEP	2 shared
ESDE	1 private
São Gotardo	1 shared
Brasnorte	4 (2 private and shared 2)
ETAU	4 (2 private and shared 2)
Transleste	2 (1 private and shared 1)
Transirapé	2 (1 private and shared 1)
Transudeste	2 shared
Centroeste	2 shared

Transmission assets

LT 345 kV The Montes Claros–Irapé line (Companhia Transleste de Transmissão) – In September 2003, a consortium comprising Alusa (Companhia Técnica de Engenharia Elétrica – Alusa), with a 41% interest, Furnas (with a 24% interest), Orteng (with a 10% interest) and CEMIG (with a 25% interest), won the bid for the concession from ANEEL for the Montes Claros–Irapé Transmission Line. As required by the tender rules, the partners formed a company, Companhia Transleste de Transmissão S.A., responsible for the construction and operation of the line. This 345-kV transmission line extending for about 87 miles, connects the substation at Montes Claros, a city in the north of Minas Gerais, with the substation of the Irapé hydroelectric plant. The line began operating in December 2005. The concession expires in February 2034. On October 9, 2013, ANEEL consented to the transfer of the 10% interest held by Orteng to EATE.

LT 345 kV The Itutinga–Juiz de Fora Transmission Line (Companhia Transudeste de Transmissão) – In September 2004, a consortium formed by Alusa, Furnas, Orteng and CEMIG – respectively owning 41%, 25%, 10% and 24% – won the bid for the concession from ANEEL for the Itutinga–Juiz de Fora transmission line. As required by the tender rules, the partners formed a company, Companhia Transudeste de Transmissão S.A., which is responsible for construction and operation of the line. This 345-kV transmission line extending for approximately 90 miles, links the substation of the Itutinga hydroelectric plant to a substation at Juiz de Fora, a city in the Southwest of Minas Gerais. Commercial operation started in February 2007. The concession expires in March 2035. On October 9, 2013, ANEEL consented to the transfer of the 10% interest owned by Orteng to EATE.

LT 230 kV The Irapé–Araçuaí Transmission Line (Companhia Transirapé de Transmissão) – In November 2004, a consortium comprising of Alusa, Furnas, Orteng and CEMIG, holding respectively 41%, 24.5%, 10% and 24.5%, won the bid for the concession from ANEEL for the Irapé–Araçuaí transmission line. As required by the tender rules, the partners constituted a company, Companhia Transirapé de Transmissão S.A., which has the responsibility for building and operating the line. This 230-kV line extending for approximately 39 miles, connects the substation of the Irapé Hydroelectric Plant to a substation in Araçuaí, a city in the northwest of Minas Gerais. Commercial operation began in May 2007 and the concession expires in 2035. On February 19, 2013, ANEEL Resolution of Authorization No. 3,094/2013 authorized Transirapé to bolster the system with the installation of autotransformers with a power of 3 X 75MVA on the Irapé electrical substation, and another, with the same characteristics, on the Araçuaí 2 electrical substation. On October 9, 2013, ANEEL consented to the transfer of the 10% interest owned by Orteng to EATE.

LT2 345 kV The Furnas–Pimenta Transmission Line (Companhia de Transmissão Centroeste de Minas) – In September 2004, a consortium formed by Furnas and CEMIG, holding 49% and 51%, respectively, won the bid for the concession of the Furnas–Pimenta transmission line. As required by the tender rules, the partners formed a company, Companhia de Transmissão Centroeste de Minas S.A., which is responsible for the construction and operation of the transmission line. This 345-kV transmission line extending for approximately 39 miles, connects the substation of the Furnas hydroelectric plant to a substation at Pimenta, a city in the Center-West region of Minas Gerais. It began commercial operation in March 2010. The concession expires in March 2035.

Transmissora Aliança de Energia Elétrica S.A. – TAESA is a private company controlled by CEMIG, which holds 42.72% of the voting capital and 31.54% of the total capital of TAESA, and by Coliseu (22%), a private investment fund. TAESA has led CEMIG’s growth vector in the transmission segment, dedicated to the construction, operation and maintenance of transmission lines in all regions of the country. In 2013, TAESA incorporated several companies into the group, in which it had 100% holdings and where the incorporation would provide economic gains and simplify the stockholding structure.

This table shows the percentage holdings in the transmission companies as of December 31, 2016:

Subsidiary and affiliate transmission companies	% equity interest (Direct and Indirect)
	CEMIG	TAESA
TAESA	31.54	—
ATE III	31.54	100.00
EATE	15.76	49.98
Lumitrans	12.61	39.98
EBTE	23.49	74.49
ERTE	15.76	49.99
STC	12.61	39.98
ENTE	15.76	49.99
ECTE	6.02	19.09
ETSE	6.02	19.09
ETEP	15.76	49.98
ESDE	15.76	49.98
São Gotardo	31.54	100.00
Brasnorte	12.19	38.67
ETAU	16.58	52.58
Mariana	31.54	99.99
Transleste	26.58	5.00
Transirapé	26.08	5.00
Transudeste	25.58	5.00
Centroeste	51.00	—
Miracema	31.54	100.00
Janaúba	31.54	100.00
Aimorés	15.77	50.00
Paraguaçu	15.77	50.00

The Itabirito 2–Vespasiano 2 Transmission Line – TAESA was awarded this concession (Lot ‘A’) at ANEEL Auction No. 013/2013 in December 2013 – to build, operate and maintain the 52-mile, 500-kV Itabirito 2–Vespasiano 2 transmission line, in Minas Gerais. Annual Permitted Revenue (RAP) is R$11 million. The project construction is scheduled for completion in 2018.

In April 2016, TAESA was the winning bidder of Branch P in Auction 013/2015 of Public Power Transmission Lines auction promoted by ANEEL. Branch P comprises 56 miles of transmission lines and 2 substations in Tocantins State. ANEEL granted TAESA the right to explore the concessions for 30 years. RAP is R$ 56.0 million. The project construction is scheduled for completion in 2019.

Also in 2016, TAESA won the bidding for bidder of the four branches in the second part of the Auction 013/2015 promoted by ANEEL. Together those branches comprises 822 miles of transmission lines and 2 substations in three Brazilian states. Total RAP is R$ 454.6 million. The project constructions are scheduled for completion in 2022.

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

The following tables provide certain operating information pertaining to our distribution system, on the dates indicated:

	Circuit length of distribution lines in miles – High voltage (from distribution substations to final consumers)
	As of December 31,
Voltage of distribution lines	2016	2015	2014
161 kV	28.84	28.84	34.20
138 kV	7,635.47	7,138.14	7,321.72
69 kV	2,250.22	2,218.76	3,088.90
34.5 kV + Others	522.13	511.67	609.40

Total	10,436.66	9,897.40	11,054.22

	Circuit length of distribution lines in miles – Medium and low voltage (from distribution substations to final consumers) (1)
	As of December 31,
Voltage of distribution network	2016	2015	2014
Overhead urban distribution lines	61,969.21	59,834.20	62,020.26
Underground urban distribution lines	1,351.94	750.30	426.97
Overhead rural distribution lines	241,325.01	237,223.60	242,998.48

Total	304,646.16	297,818.10	305,445.63

(1)	Reduction of some values in 2015 compared to 2014 was caused by database settings.

	Step-down transformation capacity (1) of distribution substations
	As of December 31,
	2016	2015	2014
Number of substations	393	388	374
MVA	10,279.18	10,099.18	9,585.50

(1)	Step-down transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.

Expansion of Distribution Capacity

Our distribution expansion plan for the next five years is based on projections of market growth. In the next five years, we anticipate an increase of approximately 1.41 million new urban consumers and approximately 54,600 rural consumers. In order to accommodate this growth, we expect that we will need to add 236,210 medium-voltage poles, 749 miles of transmission lines and 54 step-down substations, adding 1,730 MVA to our distribution network.

Purchase of Electric Power

During the year ended December 31, 2016, we purchased 5,921 GWh of electricity from Itaipu, which represented approximately 13% of the electricity we sold to final users, and 650 GWh (1.4%) of electricity from PROINFA. We also purchased 1,079 GWh under Nuclear Energy Quota Contracts (Contratos de Cotas de Energia Nuclear, or “CCENs”) (2.4%) and 8,715 GWh of electricity under Assured Energy Quota Contracts (Contratos de Cota de Garantia Física, or “CCGFs”) (19%). In addition to this compulsory purchase, we have two other types of supply arrangements: (i) purchases through public auctions, which accounted for approximately 34% of the electricity purchased for resale during the year ended December 31, 2016; and (ii) long-term agreements existing prior to the New Industry Model Law, which represented approximately 3% of the electricity purchased in 2016.

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

We are one of the power distribution companies operating in the south, southeast and west-central regions of Brazil that are jointly required to purchase all of Brazil’s portion of the electricity generated by Itaipu, in accordance with the Law No. 5,899/1973. The Federal Government allocates Brazil’s portion of Itaipu’s power among these electricity companies in amounts proportionate to their respective historical market share of total electricity sales. ANEEL enacted Resolution 2,012/2015 which set 9.82% as the percentage of Itaipu’s power production bestowed upon CCEE that CEMIG D would have to purchase in 2016. For 2017, Resolution No. 2,178/2016 set it at 10.39%. These rates are fixed to defray Itaipu’s operating expenses and payments of principal and interest on Itaipu’s dollar-denominated borrowings and the cost in reais of transmitting such power to the Brazilian grid. These rates are above the national average for bulk supply of power and are calculated in U.S. dollars. Therefore, fluctuations in the U.S. dollar/real exchange rate affect the cost, in real terms, of electricity we are required to purchase from Itaipu. Historically, we have been able to recover the cost of such electricity by charging supply rates to consumers. According to our concession contract, increases in the supply rates may be transferred to the final consumer upon approval by ANEEL.

Since 2007, ANEEL publishes at the end of each year the amount of electricity to be purchased from Itaipu by each of the electric power distribution companies for the following year, as guidance for the five subsequent years. Based on this, the distribution companies can estimate their remaining energy needs in advance of the next public auctions.

CCENs: These are contracts that formalize the purchase of energy and power as established in Law No. 12,111/2009 and ANEEL Resolution No 530/2012 between distributors and Electronuclear for the energy produced by the Angra I and Angra II plants.

CCGFs: Decree No. 7,805/2012 regulated Provisional Act No. 579/2012 and created contractual arrangements governing contracting of energy and power from the plants whose concessions were extended under Law No. 12,783/2013.

Auction Contracts — We have purchased electricity in public auctions on the CCEE. These contracts are formalized between CEMIG and the various vendors in accordance with the terms and conditions in the invitation to bid. The following table gives the amounts of electricity contracted, and average original tariff and prices related to the CCEAR contracts for electricity acquired by CEMIG. See “The Brazilian Power Industry” for more information on CCEEs and CCEARs.

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

‘Bilateral Contracts’ — CEMIG D entered into ‘bilateral contracts’ with various suppliers prior to the enactment of the New Industry Model Law in 2004. Such agreements are valid under their original terms but cannot be renewed. During the year ending December 31, 2016 CEMIG D didn’t enter into new contracts.

Other Businesses

Natural Gas Distribution

Gasmig was established in Minas Gerais, Brazil, in 1986 for the purpose of developing and implementing the distribution of natural gas in the State of Minas Gerais. CEMIG holds 99.57% of the shares of Gasmig and the remaining shares are owned by the Municipality of Belo Horizonte.

On August 25, 2004, CEMIG, Gasmig, Gaspetro and Petrobras signed an Association Agreement, later amended on November 5, 2004, December 14, 2004 and August 15, 2007, for the implementation of a plan to develop the natural gas market in the State of Minas Gerais. The plan provided for (i) the expansion of the existing gas pipeline network, under the responsibility of Petrobras, (ii) the expansion of the natural gas distribution network, under the responsibility of Gasmig, and (iii) the acquisition by Gaspetro of equity in Gasmig.

On October 10, 2014, a share purchase agreement was signed for acquisition by CEMIG of Gaspetro’s 40% interest in Gasmig (previously approved by the Boards of Directors of CEMIG and Petrobras), for R$570.93 million. This amount was the result of monetary update of R$600 million by the IGP–M inflation index, after discounting of the dividends paid, over the period from the base-date of the agreement to the closing of the transaction. The acquisition was completed after approval by the CADE and consent from the concession authority, the State of Minas Gerais.

In July 1995, the State Government granted Gasmig an exclusive 30-year concession (as from January 1993) for distribution of piped gas covering the entire State of Minas Gerais and consumers located within it. On December 26, 2014, the Second Amendment to the Concession Contract was signed. This document extended Gasmig’s concession for commercial operation of piped gas services for industrial, commercial, institutional and residential use in the State of Minas Gerais for 30 years. As a result, the expiration of this concession was extended from January 10, 2023, to January 10, 2053.

Gasmig’s marketing efforts focus on its ability to provide a more economically efficient and environmentally friendly alternative to oil products, like diesel and liquefied petroleum gas (“LPG”), wood, wood products and charcoal. In 2016, Gasmig supplied approximately 2.9 million cubic meters of natural gas per day to 15,492 consumers in thirty five cities: 110 large and medium-sized industrial plants, 394 small industrial plants and commercial consumers, 43 retail distribution stations supplying vehicle natural gas (“VNG”) to vehicles, two thermoelectric electricity generation plants, four co-generation projects, four distributors of compressed natural gas (“CNG”), and 14,935 homes. In 2016, Gasmig distributed approximately 5% of all natural gas distributed in Brazil.

Currently, Gasmig serves the following regions of the State of Minas Gerais: (i) Greater Belo Horizonte (Metropolitan Region), (ii) the Rio Doce region (Vale do Aço), (iii) the South of Minas region (Sul de Minas region), (iv) Zona da Mata region (in the southeast of the State), and (v) the Campos das Vertentes region – in all of them supplying the industrial, commercial, automotive, residential, co-generation markets, and thermoelectric power plants.

For distribution to the market other than thermoelectric electricity generation, Gasmig has an Additional Supply Contract (Contrato de Suprimento Adicional, or “CSA”) with Petrobras, signed on December 15, 2004, in effect until 2030 and with a sliding supply level rising to 5 million m³/day in 2018. In 2016, the Contractual Quantity was 4.22 million m³/day. There was previously another gas supply contract for the non-thermoelectric market, referred to as the ‘Contrato Convencional’ (or “Contract Agreement”), signed on July 6, 1994, which was terminated in 2013. The remaining balance of quantity of gas paid for under that contract was recovered during the year 2014.

For supply of gas to the thermoelectric plants, Gasmig has contracts for a total of 1.6 million m³/day, in effect until 2022.

The sales tariffs consist of a full pass-through of the cost of the acquisition of the gas, plus the distribution cost (margin) and taxes.

Capital expenditures in 2014 and 2015, totaling R$112.15 million, were focused on expansion and densification of the existing networks, with a focus on serving the residential market. In 2016, capital expenditures totaled R$51.9 million and maintained a focus on serving the residential market, and 64 kilometers were added to our natural gas network.

Many energy-intensive industries, such as cement, steel, ferro-alloys and metallurgical plants, operate at significant volume in Minas Gerais. Gasmig’s principal strategy is expansion of its distribution network to cover the part of demand that has not yet been met. Gasmig dedicates efforts to development of new projects for expansion of its natural gas distribution system, to supply consumers in other areas of Minas Gerais, especially those that are densely industrialized. The first phase of service to the Vale do Aço region was completed in 2006. Also in 2006, Gasmig began to provide service to the Sul de Minas region through a local network supplied with liquefied natural gas (“LNG”). In 2009, after Petrobras completed the gas pipelines that transport gas from Paulínia, State of São Paulo, to Jacutinga, State of Minas Gerais, the local networks were connected to the national gas transport network. In 2010, the second phase of providing service to the Vale do Aço region was completed.

In 2013, Gasmig began distributing natural gas to residential and small commercial consumers in the municipalities of Nova Lima, Belo Horizonte and Poços de Caldas.

Through a structuring project in 2013, Gasmig began to serve the municipalities of Governador Valadares and Itabira, from a facility to supply compressed natural gas (“CNG”) in the municipality of Ipatinga. In 2014, Gasmig began to service the municipality of Pouso Alegre through another structured project supplied with LNG.

Natural Gas Exploration

CEMIG, in partnership with other companies, won in the 10th Brazilian Round, promoted by the National Agency of Oil, Natural Gas and Biofuels (Agência Nacional do Petróleo, Gás Natural e Biocombustíveis, or “ANP”) –, in December 2008, the concession rights for natural gas exploration in four blocks in the São Francisco Basin, one block in the Recôncavo Basin, and one block in the Potiguar Basin, located in the states of Minas Gerais, Bahia and Rio Grande do Norte, respectively.

Block POT-T-603 in the Potiguar Basin was given back to ANP after the conclusion of all planned activities, which demonstrated the absence of hydrocarbon that could be commercially produced.

CEMIG has a stake in the following consortia:

◾	Blocks SF-T-104 and SF-T-114 (São Francisco Basin): CEMIG (24.5%), Codemig (24.5%) and Imetame (51%);

◾	Blocks SF-T-120 and SF-T-127 (São Francisco Basin): CEMIG (24.5%), Codemig (24.5%), Cemes (51%), being the last company formed by Imetame, Sipet and Orteng; and

◾	Block REC-T-163 (Recôncavo Basin): CEMIG (24.5%), Codemig (24.5%) and Imetame (51%).

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

Telecommunications, Internet and Cable Television

CEMIG Telecomunicações S.A. (“CEMIG Telecom”) is a Corporation registered for listing, a wholly owned subsidiary of CEMIG. It offers an optical network for transport of telecommunications services in the State of Minas Gerais using CEMIG’s electricity transmission and distribution infrastructure.

It is domiciled in Brazil, headquartered at Rua dos Inconfidentes 1051—Térreo, Funcionários, Belo Horizonte, Minas Gerais. It has authorization from the Brazilian telecoms regulator, the National Telecommunications Agency (Agência Nacional de Telecomunicações, or “ANATEL”), granted by ANATEL Act No. 41,002 of December 3, 2003, for commercial operation of multimedia communications services, for an undefined period.

It was constituted on January 13, 1999, in partnership with AES Força Empreendimentos Ltda., a member of the AES Corporation Group, and at that time was named Empresa de Infovias S.A. Its purpose is to provide services in the area of telecommunications, through an integrated system comprising fiber optic cables, coaxial cables and electronic and associated equipment, for transmission, broadcasting and reception of symbols, characters, written signals, images, sound and information of any type, and also to provide telecoms services in the wholesale market, selling specialized circuits, to internet service providers and other telecommunications companies, data centers, broadband, corporate market, etc.

CEMIG Telecom’s core business is provision of telecommunications services in the operator segment, and provision of specialized services to the corporate market, providing network and Internet access connectivity solutions. It provides the largest optical network for telecommunications transport services in Minas Gerais, with a presence in more than 70 cities of the State, which contribute to approximately 90% of the State’s GDP. Also, in its expansion project, it makes optical network services available in the metropolitan regions of Salvador, Recife, Goiânia and Fortaleza, and has presence in the cities of São Paulo e Rio de Janeiro.

CEMIG Telecom has a 19.6% interest in the joint venture Ativas. Management and principal decisions are shared with an investor partner, governed by a stockholders’ agreement.

The corporate purpose of Ativas is the provision of Information and Communication Technology (“ITC”) infrastructure services. These comprise physical hosting of IT environments, database and site backup, storage, professional information security and availability services, ITC consultancy, connectivity and sale of access and Internet bandwidth. The construction of the data center, classified in category “Tier III” (by the Uptime Institute), to serve large and medium-sized corporations, was concluded in January 2011.

Consulting and Other Services

Efficientia S.A., created as a wholly-owned subsidiary of CEMIG in 2002, created and implemented its own business model, launching an implementation of projects based on performance contracts, with reflects an innovative approach to the implementation of projects in the Brazilian market. The principal source of revenue for Efficientia has been the implementation of energy efficiency projects through performance contracts. Sixty such projects have already been implemented.

In 2016, works began on the biomass-burning cogeneration plant at the company Bem Brasil in Araxá, Minas Gerais. This plant will have generation capacity for 7,500 kW and expected output of 54,000 MWh/yr. The total cost of construction is R$ 42 million, with conclusion planned for 2017.

The photovoltaic solar generation projects developed by Efficientia are also characterized as investments in distributed generation. Photovoltaic generation systems were installed in the following clients in 2016:

•	Condominium Village I and Village II: Development and implementation of a photovoltaic plant, for planned generation of 1,018 MWh/year; investment: R$ 6,113,000.00. Planned for completion in 2017 (Village I) and 2017 (Village II).

•	Algar Telecom: Development and implementation of 10 photovoltaic solar plants, for generation of 734 MWh/year; investment: R$ 3.9 million. Completed in 2016.

•	Algar Telecom: Development and implementation of one photovoltaic solar plant, for generation of 49.8 MWh / year; investment: R$ 875,000. Planned for completion in May 2017.

Sale and Trading of Electricity

We provide services related to the sale and trading of electricity in the Brazilian electricity sector, such as evaluation of scenarios, representation of consumers in the CCEE, structuring and intermediating of electricity purchase and sale transactions, and consultancy and advisory services, besides services related to the purchase and sale of electricity in the Free Market through our wholly-owned subsidiary companies CEMIG Trading S.A., ESCEE Empresa de Serviços de Comercialização de Energia Elétrica S.A. (“ESCEE”) and CCEI CEMIG Comercialização de Energia Incentivada S.A. (“CCEI”).

Energy Losses – CEMIG Holding

The total recorded by CEMIG as electricity losses has two components: (i) an allocated portion of the losses arising in the National Grid; and (ii) the total of technical and non-technical losses in the local distribution network of CEMIG D.

As shown in the table of CEMIG’s Electric Energy Balance, the total energy losses recorded by CEMIG in the year of 2016 were 6,723 GWh, an increase of 4.05% in comparison to 2015. The CCEE apportioned losses in the national grid totaling 525 GWh to CEMIG D. The other energy losses, totaling 6,198 GWh, include technical and non-technical losses in the local distribution system.

Technical losses were approximately 70.07% of the total losses related to CEMIG D for the year ended December 31, 2016. Losses in distribution are inevitable as a result of transport of electricity and its transformation between different levels of voltage. We seek to minimize technical losses by rigorous and regular assessments of the operational conditions of the distribution facilities, and investment to expand distribution capacity, for the purpose of maintaining quality and reliability levels, thus reducing technical losses; we also operate the system in accordance with certain specific voltage levels, to reduce the level of losses. Technical losses are not strictly comparable: longer distribution distances (for example, in rural areas), naturally have higher technical loss levels.

Non-technical losses were approximately 29.3% of CEMIG D’s total electricity losses in 2016. They are caused by consumer fraud, illegal connections to the distribution network, errors in metering and defects in meters. To minimize non-technical losses, preventive actions are taken regularly: consumers’ meters and connections are inspected; meter readers are trained; metering systems are modernized; procedures for installation and inspection of meters are standardized; meters with quality control guarantees are installed; and the database of consumers is updated.

The non-technical losses of different distribution companies can be partially comparable, taking into account the social complexities in the concession area and the effectiveness of efforts to combat losses.

At the end of 2016, the indicators that measure the quality of supply by CEMIG D – (i) System Average Interruption Duration Index (“SAIDI”), expressed as a figure per consumer, in hours per year; and (ii) System Average Interruption Frequency Index (“SAIFI”), also expressed as a consumer-experienced average, were 11.73 and 5.63, respectively. In 2015, the figures with respect to CEMIG D for SAIDI and SAIFI were 11.54 and 5.88, respectively. At the end of 2016, the SAIDI and SAIFI for Light were 11.70 and 6.47, respectively, compared to 12.61 and 6.44 in 2015.

For the year ended December 31, 2016, Light’s total losses totaled 8.353GWh, or 22.54% of the total load, a reduction of 0.68 percentage points compared to the December 2015 index.

In 2016 the strategy for combating non-technical losses was remodeled. In light of macroeconomic conditions and a new diagnosis of the causes and location of the losses, activities were intensified in medium and high-income districts, through management measures aiming to recover and include larger volumes of electricity per client, and reduce expense per megawatt-hour recovered. This expense was reduced by 36.2% in comparison with 2015. Previously, loss remediation efforts were capex-intensive, and the areas with the highest loss indices were in districts and communities with lower income and higher rates of violent crime. The Company launched an advertising campaign against theft of electricity, directed to the A, B and C income groups, on television, radio stations and outdoor billboards. This campaign offered fraudulent consumers the opportunity to regularize on special terms. The internal channel was also reformulated to enable employees to report irregularities. One of the program’s principal actions was the Operations Groups, which concentrated on the ‘Possible Areas’ and on clients selected by Light’s Intelligence Center. These actions now take place more than once a week, and involve more than 700 professionals including field teams, legal staff and cooperation with the civil and military police.

Consumers and Billing – CEMIG Holding

Consumer base

The CEMIG Group sells electricity through the companies CEMIG D, CEMIG GT and other wholly-owned subsidiaries – Horizontes Energia, Sá Carvalho, Termelétrica de Barreiro, CEMIG PCH and Rosal Energia.

This market comprises sales of electricity to:

(i)	regulated consumers in CEMIG’s concession area in the State of Minas Gerais;

(ii)	free consumers both in the State of Minas Gerais and other states of Brazil, through the Free Market;

(iii)	other participants of the electricity sector – traders, generators and independent power producers, also in the Free Market; and

(iv)	distributors, in the Regulated Market.

In 2016 we sold a total of 55,591,690 MWh, or 2.3% less than in 2015, while the total of power we transported for free clients was 10.9% higher, at 17,381,808 MWh.

Sales of electricity to final consumers plus our own consumption totaled 43,083,237 MWh, or 6.5% less than in 2015.

Electricity consumption has been affected by adverse Brazilian political and economic circumstances; and, in the regulated market, by successive increases in electricity rates charged to consumers, which, associated with application of the ‘Tariff Flag’ system, have resulted in significant increases in consumers’ electricity bills.

Sales to distributors, traders, other generating companies and independent power producers in 2016 totaled 12,508,453 MWh – or 15.5% more than in 2015.

In December 2016, CEMIG Group invoiced 8,260,336 customers – a growth of 2.2% in the customer base in the year since December 2015. Of these, 8,259,504 are final consumers, including CEMIG’s own consumption; and 82 are other agents in the Brazilian electricity sector.

Sales to Final Consumers

Residential

The residential consumer category accounted for 17.8% of CEMIG’s electricity sales in 2016, totaling 9,915,807 MWh – or 0.9% more than in 2015.

This higher consumption by the residential consumer category was the result of the following factors:

a)	Addition of 159,504 new residential installations of supply since December 2015.

b)	The billing calendar had 1.2 days more than in 2016 (366.8 days, compared to 365.6 days in 2015).

Average monthly consumption per consumer in 2016 was 124.6 kWh/month, or 1.4% less than in 2015 (126.3 kWh/month); due in part to a decrease in household income and an increase in unemployment.

Industrial

Electricity billed to regulated and free industrial clients in the State of Minas Gerais and other states was 35.1% of the total volume of electricity traded by us in 2016, at 19,464,391 MWh, or 15.1% less than in 2015.

We attribute lower consumption by this category of users to the following factors:

a)	Lower availability of power for sale due to the conditions for renewal of concessions – this supply was redirected to the Physical Guarantee Quota regime;

b)	A stoppage of activity at a mining plant in Minas Gerais State;

c)	Lower consumption by industrial clients due to the continuing contraction of economic activity both in the State of Minas Gerais and throughout Brazil;

d)	Lower physical production, reflecting less demand from markets, leading to idle manufacturing capacity and diminishing use of labor;

e)	Lack of entrepreneur confidence, and low levels of public and private investment;

f)	Uncertainties in the Brazilian political and economic situation;

g)	The high cost of corporate credit due to high interest rates, and banks being more selective in granting loans; and

h)	Reduction of external demand, with lower Brazilian exports, and loss of international market share to other foreign suppliers.

Commercial and Services

Electricity sold to regulated and free clients in this category in Minas Gerais and other states was 11.8% of the total volume of electricity traded by us in 2016, at 6,572,980 MWh – 2.2% higher than in 2015.

This reflects a reduction of 5.2% in the volume billed to regulated consumers of CEMIG D, and an increase of 111.5% in the volume billed by CEMIG GT and its wholly-owned subsidiaries to free clients in Minas Gerais and other Brazilian states.

The lower consumption in the regulated market reflects several factors, including migration of regulated clients to the Free Market; contraction in economic activity, with lower volumes of funds available for consumption of goods and services by private individuals; reduction of other productive activities, including government activities; and adoption of measures to reduce use of electricity, due to the increase in the cost of electricity from January 2015.

The increased consumption in the Free Market is associated with the increase in the number of clients billed – the total number of free consumers in the Commercial category increased by 245.3%, from a total of 106 to 366 clients.

Rural Consumers

Electricity used by the rural consumer category, at 3,574,724 MWh, was 5.8% more than in 2015, and was 6.4% of the total traded by us in 2016. Consumption for irrigation was 14.3% higher, and use in agriculture and raising of livestock was 1.4% higher.

The increase in consumption reflected adverse climate conditions, including low rain volume in the normally rainy season, from February to April 2016, and higher temperatures over the whole of the first half of the year, leading to greater use of irrigation systems.

Other consumer categories

Supply to other categories – government, public lighting, public services, and our own consumption – totaled 3,525,335 MWh in 2016, or 1.9% less than in 2015.

Sales in the Free Market

In 2016, total sales of electricity in the Free Market were 10,083,226 MWh, or 53.3% more than in 2015.

Sales in the Regulated Market

Sales in the Regulated Market in 2016 totaled 2,425,227 MWh, or 43.0% less than in 2015. This reflected:

a.	Cessation of contracts entered into as a result of the corporate reorganization of the CEMIG Group, with the transfer of assets from CEMIG GT to Aliança.

b.	Termination of contracts made at the 18th Adjustment Auction, held in the first half of 2015, and the second ‘Existing Supply’ Auction, held in 2005 and governing the period 2005–2015.

The tables below show the CEMIG Group’s market in more detail, itemizing transactions in 2016 compared to 2015:

Type of Sale	2016				2015				Variation YoY
	Clients		Energy		Clients		Energy		Clients	Energy
	Amount	Participacion	Amount	Participacion	Amount	Participacion	Amount	Participacion	Variation	Variation
	( u n )	( % )	( MWh )	( % )	( u n )	( % )	( MWh )	( % )	( % )	( % )
Traded Energy	8,260,336	100.00	55,591,690	100.00	8,079,771	100.00	56,903,594	100.00	2.23	(2.31)
Sales to final consumers	8,259,504	99.99	43,046,097	77.43	8,078,963	99.99	46,034,739	80.90	2.23	(6.49)
Residential	6,691,673	81.01	9,915,807	17.84	6,532,169	80.85	9,829,992	17.27	2.44	0.87
Industrial	75,139	0.91	19,494,391	35.07	75,475	0.93	22,968,931	40.36	(0.45)	(15.13)
Captive	74,535	0.90	3,194,872	5.75	75,085	0.93	3,757,203	6.60	(0.73)	(14.97)
Free	604	0.01	16,299,519	29.32	390	0.00	19,211,728	33.76	54.87	(15.16)
Comercial	716,968	8.68	6,572,980	11.82	714,539	8.84	6,433,728	11.31	0.34	2.16
Captive	716,602	8.68	5,711,647	10.27	714,433	8.84	6,026,533	10.59	0.30	(5.23)
Free	366	0.00	861,333	1.55	106	0.00	407,194	0.72	245.28	111.53
Rural	694,026	8.40	3,574,724	6.43	678,742	8.40	3,379,734	5.94	2.25	5.77
Other Categories	81,698	0.99	3,488,195	6.27	78,038	0.97	3,422,354	6.01	4.69	1.92
Own Consuption	750	0.01	37,140	0.07	756	0.01	37,661	0.07	(0.79)	(1.38)
Wholesale sales	82	0.00	12,508,453	22.50	52	0.00	10,831,194	19.03	57.69	15.49
Contracts in Regulated Market	45	0.00	2,425,227	4.36	46	0.00	4,252,099	7.47	(2.17)	(42.96)
Free and bilateral contracts	37	0.00	10,083,226	18.14	6	0.00	6,579,095	11.56	516.67	53.26

This table shows the CEMIG Group’s sales to the Industrial user category as a whole in 2016, by sector of activity:

Sector of activity	Volume invoice, GWh	%
Metallurgy	5,002	26
Mining	2,612	13
Non metallic minerals	2,252	12
Foods	1,818	9
Chemicals	1,480	8
Machinery and equipment	1,050	5
Automotive	1,049	5
Textile	719	4
Plastic Products	668	3
Other sectors	2,842	15

Total, industrial consumers	19,492	100

The ten largest industrial clients served by the CEMIG Group, located in Minas Gerais and other states of Brazil, in order of revenue, are:

Client	Activity
ArcellorMittal	Metallurgy
Usiminas	Metallurgy and Mining
Dow Corning	Metallurgy
Anglo American	Metallurgy
Saint Gobain	Chemicals, Non metallic mining
Vallourec	Metallurgy
Fiat	Automotive
White Martins Gases Industriais	Chemicals
International Paper do Brasil	Paper and cellulose
Holcim	Non metallic mining

Billing

Our billing and payment procedures for electricity distribution vary depending on the voltage of supply. Our large-scale clients, that have direct connections to our transmission network, are billed within five days after the reading of their meters and receipt of invoices by email. The due date is five days after delivery of the invoice.

Other clients that receive power at medium voltage (2.3kV or more) approximately 13,800 consumers are charged within two business days of the reading of their meters, payable at least five business days from delivery of the invoice. This group of consumers receives invoices both printed and by email. At present, 84% of the consumers in this voltage band have automatic meter reading.

Our low-voltage clients are billed within five business days from the reading of their meters, for payment within five business days from delivery of the bill, or 10 business days after delivery of the bill in the case of public sector institutions. The invoices are prepared on the basis of the meter reading or estimated consumption.

We are in the process of implementing an immediate billing mode for low-voltage consumers, with printing of invoices simultaneous with meter reading. We are using this billing system with approximately 6,600,000 clients in 2016, and we expect this number to be increased to 7,300,000 clients by the end of 2017.

By the end of 2016, we had approximately 82,000 low-voltage residential clients registered to receive their invoices by email. In 2017, we will run campaigns to increase client acceptance of this mode of receipt of their electricity bills, providing increased convenience for the consumer, lower costs and environmental benefits (less printed paper).

Seasonality

CEMIG’s sales of electricity are affected by seasonality. Historically, consumption by industrial and commercial consumers increases in the fourth quarter due to their increase in activity. The seasonality of rural consumption is usually associated with rainfall periods. During the dry season between the months of May and November more electricity is used to irrigate crops. The table below shows quarterly figures for electricity billed by the CEMIG Group to final users, regulated consumers and free consumers from 2014 to 2016, in MWh:

Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2016	10,580	10,778	10,845	10,942
2015	11,661	11,326	11,315	11,703
2014	12,027	12,341	12,498	12,775

Competition

Contracts with Free Consumers

On December 31, 2016 CEMIG GT had a portfolio of contracts with 960 industrial and commercial free consumers. Of this total, 485 clients were located outside of the State of Minas Gerais, amounting to 32.4% of the total volume of electricity sold by CEMIG in 2016.

The strategy adopted by CEMIG in the Free Market is to negotiate and enter into long-duration contracts, thus establishing and maintaining a long-term relationship with clients. We seek to differentiate ourselves in the Free Market from our market competitors by the type of relationship we have with our customers and the quality of our services, which have added value for CEMIG GT. This strategy, together with a sales strategy that seeks to minimize exposure to short-term prices and contracts with a minimum demand on a take-or-pay basis, translates into lower risk and greater predictability of our results.

Raw Materials

Fluvial water is the main raw material used by CEMIG for hydroelectric generation of electricity. As of December 31, 2016, 86 of CEMIG’s 109 plants use this source and provide 96% of our generation.

The cost of the water may be considered as nil, since water is a natural resource that comes from rivers and rain.

In a smaller proportion, the company also produces energy from wind (also with a nil cost) and in thermoelectric plants, burning fuel oil (the cost varies with the price of oil on the international market).

Environmental Matters

Overview

Our generation, transmission and distribution of electricity and our distribution of natural gas are subject to federal and state legislation relating to preservation of the environment. The Brazilian Constitution gives the federal government, states and municipalities powers to enact laws designed to protect the environment and issue enabling regulations under these laws. While the federal government has the power to promulgate general environmental regulations, state governments have the power to enact specific and even more stringent environmental regulation and municipalities also have the power to enact laws in their local interest. A violator of Law No. 9,605/1998, the Law on Environmental Crime (Lei de Crimes Ambientais), may be subject to administrative and criminal sanctions, and will have an obligation to repair and/or provide compensation for environmental damages, Federal Decree No. 6,514/2008 specifies the penalties applicable to each type of environmental infraction, setting fines that vary between a minimum of R$50.00 and a maximum of R$50 million, as well as suspension of operations. Criminal sanctions applicable to legal entities may include fines and restriction of rights, whereas, for individuals, they may include imprisonment, which can be imposed against executive officers and employees of companies that commit environmental crimes.

We believe that we are in compliance with the relevant laws and regulations in all material aspects.

In accordance with our environmental policy, we have established various programs to prevent and minimize damage, aiming to limit our risks related to environmental issues.

Management of vegetation in the electricity system

The Environmental Management Unit of CEMIG D, among other activities, develops methods and procedures for dealing with urban trees that are adjacent to the electric power system. Vegetation management is necessary due to the obligation to ensure the operational security of the system, and from the high number of interruptions in supply of electricity caused by trees. In 2016, trees were the cause of 39,153 electricity supply outages, in both urban and rural areas, and were the sixth largest cause of unscheduled outages in the Company’s distribution system.

Investments have been directed towards technical improvements in tree pruning, so that the process can take place in such a way as to reduce risks to the employee, the system or third parties. The interventions are carried out by directional pruning, a technique considered to be more appropriate for coexistence between large trees and electricity distribution networks.

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

Failure to obtain and comply with an environmental license to construct, implement, operate, expand or enlarge an enterprise that causes significant environmental impact, such as the energy plants operated and in implementation by CEMIG, is subject to administrative sanctions, such as the suspension of operations, and fines, which vary depending on the competent authority, as well as criminal sanctions, which include fines, imprisonment for individuals and restriction of rights for legal entities.

Each license is valid for a specific term, provided that the license must be renewed upon its expiration. Pursuant to Complementary Law No. 140, of December 8, 2011, the request for the renewal of an environmental license must be filed 120 days before its expiration date, so that it remains valid until the renewed license is issued.

Corrective Environmental Operation Licensing

Resolution No. 1, enacted on January 23, 1986, issued by the National Environmental Council (Conselho Nacional do Meio Ambiente, or “CONAMA”), requires that environmental impact assessment studies must be undertaken, and a corresponding environmental impact assessment report must be prepared, for all major electricity generation facilities built in Brazil after February 17, 1986. Facilities built prior to that year do not require these studies, but must obtain corrective environmental operation licenses, which can be acquired by filing a form containing specific information regarding the facility in question. Obtaining the corrective licenses for the projects which began operations before February 1986, under Resolution No. 6. of September 16, 1987, requires the presentation to the competent environmental body of an environmental report containing the characteristics of the project, the environmental impacts of the construction and operation, and also the mitigating and compensatory measures adopted or that are in the process of being adopted by the organization carrying out the project.

Federal Law No. 9,605, enacted on February 12, 1998, stipulates penalties for facilities that operate without environmental licenses. In 1998, the federal government issued Provisional Act No. 1,710 (currently Provisional Act No. 2,163-41/2001), which allows project operators to enter into agreements with the relevant environmental regulators in order to comply with Federal Law No. 9,605/1998. Accordingly, we have been negotiating with the Brazilian Environmental and Renewable Natural Resources Institute (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis, or “IBAMA”) and the Regional Environmental Management Units (“Suprams”) of the State of Minas Gerais to obtain the corrective environmental operation licensing for all our plants and transmission lines that began operating prior to February 1986. We have agreed with the Supram to bring our generation facilities located in Minas Gerais into compliance on a gradual basis. We do not currently anticipate any costs and commitments in connection with any recommendations that may be made by IBAMA and by the Suprams.

For those facilities of CEMIG GT that started operations before the Brazilian environmental legislation was enacted, although we have not yet obtained corrective licensing, we have prepared the required environmental assessments, filed applications before the appropriate environmental bodies, and submitted them for analysis.

At present there are 37 separate proceedings which have been formalized for obtaining Corrective Operational Licenses. Of these, 32 are with the Suprams, and five are with IBAMA. All the related studies have been prepared and presented to the relevant regulatory bodies. There are also a total of 10 proceedings to obtain renewal of Operational Licenses that have been formalized with various Suprams, and seven Operational Licenses in force, including projects of CEMIG GT and the wholly-owned SPCs.

To manage compliance with the conditional requirements, we use the Environmental Requirements Non-compliance Risk Reduction Index (Índice de Redução do Risco de Não Cumprimento das Condicionantes Ambientais, or “IRDC”).

In 2016, 32 licenses and authorizations for regularization of projects of CEMIG D were obtained, in the following categories: three Environmental Operating Authorizations (Autorizações Ambientais de Funcionamento, or “AAFs”); two Certificates of Project Not Subject to Licensing (Certidões Não Passiveis de Licenciamento); and 27 Authorizing Documents for Environmental Interventions (Documentos Autorizativos para Intervencao Ambiental, or “DAIAs”), of which three were for works to serve parties accessing power supply. All the above projects have been regularized in the Suprams spread out over the State of Minas Gerais.

With respect to the corrective operating licenses (Licenças de Operações Corretivas, or “LOCs”), CEMIG D has reached agreement with the Supram for regularization of the transmission lines built before Normative Resolution No. 74/2004 was passed, dividing its projects into five regional networks: Center-North, East-South, the Minas Triangle (Triângulo), West, and Center. At present, we have obtained five LOCs, of which two are in a phase of renewal: the LOCs for the Minas Triangle and the São Paulo Triangle network (application formalized January 16, 2015), the East network (application formalized August 12, 2015) and the Center-North network (application formalized January 5, 2015).

Distribution of natural gas by Gasmig through pipelines throughout Minas Gerais is also subject to environmental control. All licenses necessary for the regular operation of Gasmig’s activities have been obtained.

Environmental licenses and authorizations issued by relevant municipal, state and federal bodies usually impose conditions relating to environmental impacts inherent to our activities, which must be complied with as long as the license is in force. To this end, CEMIG is taking appropriate steps for full compliance, and to provide evidence of compliance to the relevant environmental authorities, in each case to avoid any subsequent administrative or criminal penalties, which can include fines, suspension of operations or revocation of licenses. A highlight in this regard is the Working Agreement signed between CEMIG D and the County of Jequitinhonha, to comply with the environmental conditions for projects built in the region.

In addition, the distribution of natural gas by Gasmig through gas pipelines in Minas Gerais is also subject to environmental control. All licenses necessary for regular operation of these activities have been obtained.

Environmental Legal Reserves

Under Article No. 12 of Federal Law No. 2,651, of May 25, 2013 (the new “Brazilian Forest Code”), a Legal Reserve (Reserva Legal) is an area located inside a rural property or holding that is necessary for the sustainable use of natural resources, conservation or rehabilitation of ecological processes, conservation of biodiversity or for shelter or protection of native fauna and flora. As a general rule, all owners of rural properties have to preserve an area as a Legal Reserve. However, Article 12, §7 of the new Brazilian Forest Code establishes that a Legal Reserve will not be required for areas acquired or expropriated by the holder of a concession, permission or authorization to exploit hydroelectric power potential, in which projects for electric power generation, or electricity substations or transmission or distribution lines are operating.

In Minas Gerais, State Law No. 20,922, enacted on October 17, 2014, made provisions in the Forest Policy and the Biodiversity Protection Policy in the state, adapting the environmental legislation to the provisions of the Forest Code. This had the effect of revoking the requirement for a Legal Reserve in the case of hydroelectric generation projects, enabling the processes of the Corrective Environmental Licensing that had been held up in the previous year for this reason to be resumed. In the federal sphere, IBAMA’s technical licensing team, in the corrective licensing of CEMIG’s plants, expressed an opinion, in correspondence sent to us on July 29, 2008, stating that in CEMIG’s case there was no need for the constitution of Legal Reserves.

The approval of the new Brazilian Forest Code and the exclusion of the hydropower projects from the need to register a Legal Reserve settled this issue allowing for the continuation of the process of the environmental licensing of the company, with the acquisition of the pending Operation Licenses and the maintenance of its legal compliance.

Permanent Preservation Areas

With the new Forest Policy Law of Minas Gerais State, it was decided that preparation and approval of the Pacuera is a condition for the grant of Operational Licenses. This requirement is now incorporated into the proceedings for obtaining Corrective Licenses and renewal of Operational Licenses.

Compensation Measures

According to Federal Law No. 9,985, enacted on July 18, 2000, and to Decree No. 4,340, enacted on September 22, 2002, companies whose activities result in major environmental impacts are required to invest in and maintain conservation units in order to mitigate those impacts. Conservation Units include ecological stations, biological reserves, national parks and relevant ecological interest areas. A competent environmental body stipulates the environmental compensation for each company depending on the specific degree of pollution or damage to the environment.

Federal Decree No. 6,848/2009, enacted on May 14, 2009, and Minas Gerais State Decree No. 45,175, enacted on September 17, 2009, regulate the methodology for deciding these compensation measures, requiring that up to 0.5% of the total amount invested in the implementation of a project that causes significant environmental impact must be applied in compensation measures.

State Decree No. 45,175/2009 was amended by Decree No. 45,629/2011, which established the reference value of projects that cause significant environmental impact, as follows:

•	For projects executed before the publication of Federal Law No. 9,985, enacted in 2000, the net book value will be used, excluding revaluations or, in its absence, the value of the investment presented by the representative of the project; and

•	Compensation for environmental projects executed after the publication of Federal Law No. 9,985, enacted in 2000, will use the reference established in Item IV of Article 1 of Decree No. 45,175, enacted in 2009, calculated at the time of execution of the project, and updated based on an inflation-linked adjustment index.

Due to the impact of the 2013 Electricity Concessions Law (Law No. 12,783, enacted on January 11, 2013) on the business of CEMIG GT, the Company filed a consultation with the Minas Gerais State Forests Institute (Instituto Estadual de Florestas, or “IEF”), to be informed about the environmental compensation payable in relation to the Transmission System. The IEF submitted the inquiry to the Federal General Attorneys’ Office (Advocacia Geral da União, or “AGU”). As of the date of this annual report, the Company has not received a reply to this consultation.

In addition to the environmental compensation referred to above, forest compensations for cleaning of electricity tower paths and accesses in which vegetation has been suppressed are routine.

Other environmental requirements can become applicable due to the impacts of various projects; such requirements could include the structuring and operation of programs to monitor fauna and flora of regions surrounding facilities of the electricity system, environmental education programs, and programs for recovery of degraded areas (Programas de Recuperação de Áreas Degradadas, or “PRADs”).

Fish Management – The Peixe Vivo Program

Construction of hydroelectric plants can create a risk for fish that inhabit rivers, due to various changes in the aquatic environment caused by the use of dams. One of our environmental area’s principal activities is to ensure that environmental accidents involving the native fish population do not take place at our hydroelectric power plants. Further, to mitigate the impacts caused by the operation of our plants, CEMIG has developed a methodology for evaluating the risk of fish mortality at the plants. We also carry out research projects in partnership with universities and research centers to develop scientific knowledge to serve as a basis for more effective fish population conservation programs to be implemented by CEMIG.

In spite of these efforts, an incident occurred in 2007, at the Três Marias hydroelectric power plant, resulting in the death of approximately 17 tons of fish, as estimated by the Environmental Police (8.2 tons, by our estimate). The volume of dead fish was not measured. As a result of the event, the Minas Gerais State Forests Institute imposed two fines, totaling approximately R$5.5 million, and on April 8, 2010, CEMIG and the Public Attorneys’ Office of Minas Gerais state signed a Conduct Adjustment Commitment (Termo de Ajuste de Conduta, or “TAC”), for R$6.8 million in compensatory measures to be used for environmental improvements in the area affected by the Três Marias power plant, in Três Marias, Minas Gerais. Both these financial commitments have now been settled, and the environmental improvements in the affected area, such as automation of the fish protection grids, are being implemented.

In this context, in June 2007 we created the Fish Alive (“Peixe Vivo”) program as a result of members of senior management believing that it was necessary to take more effective measures to preserve fish populations of the rivers where the company has operations. The program’s main activities are summed up in its mission, which is: “To minimize the impact on fish species, seeking handling solutions and technologies that will integrate electricity generation by CEMIG with conservation of native fish species, promoting involvement of the community”. Since its creation, the program has been operating on two fronts – one seeking preservation of fish populations in the State of Minas Gerais, and the other focusing on forming protection strategies to avoid and prevent fish deaths at CEMIG’s hydroelectric plants. The adoption of scientific criteria for decision-making, establishment of partnerships with other institutions and modification of practices adopted as a result of the information generated, are the principles that guide the work of the Peixe Vivo team. Also, publication of the resulting information to society is important – ensuring transparency of the program, and creating opportunities for the community to express its concerns and suggestions.

On average, over the period 2007 to 2016 CEMIG spent R$6.6 million per year in activities and research projects in relation to the Peixe Vivo program. We invested a further R$6 million in physical barriers to prevent fish from entering the draft tube, and modernization of the main hatchery station at the Volta Grande Environmental Station.

In spite of all the advances in fish management achieved by the Peixe Vivo program, there are still major challenges to be studied and understood. In 2012, an estimated 1.8 tons of fish died in an occurrence at the Três Marias hydroelectric plant. The cause of death is still unknown, and the event was not expected – there was no precedent for the particular circumstances of this accident. However, with the adoption of measures to control this environmental incident, and as a result of our prompt reporting to the environmental authorities, the fine that we were charged for the accident, a total of R$50,000, was reduced by 45%, as provided by law due to immediate communication of the damage or danger to the environmental authority, and collaboration with the environmental bodies in solving the problems arising from our conduct. The fine imposed in 2012 (per kilogram of fish killed) was one fortieth of the fine applied by IEF in the 2007 accident. The Peixe Vivo program studied the circumstances of the accident to decide optimum forms of control to avoid similar occurrences.

In 2016, the Peixe Vivo program participated in the 46th Session of Cigré (the International Council on Large Electrical Systems), held in Paris at the Palais des Congrès on August 21–26. Biologist Raquel Loures took part in the sessions related to the environment, presenting information obtained in projects supported by the program.

Two books organized by the Peixe Vivo program were launched in 2016 to publicize the information on its projects. The First, Pescadores do Saber (‘Fishers of Wisdom’) is the result of a university extension project partnered by CEMIG and the Federal University of Lavras, conceived with the mission not only of dealing with environmental issues for the planet, but also upholding and developing social values, respect for others, and respect for the environment. It contains the work of the students in the project and statements from parents and tutors who helped make the project a success. It aims to be an important channel for public awareness on the methods adopted by the project and their impacts on students and tutors. The second book launched in 2016 was Avaliação de Risco de Morte de Peixes em Usinas Hidrelétricas (Assessment of the Risks of Fish Deaths in Hydroelectric Plants). This is an important work for the electricity sector. It publishes the results of a research project made in partnership between the Federal University of Minas Gerais (UFMG) and the Peixe Vivo program since 2009 in hydroelectric plants of the CEMIG Group, bringing together a collection of scientific information on the risks of fish deaths in hydroelectric plants, an essential step toward understanding the problem and developing proposals for further development in study of it.

The Peixe Vivo program runs 9 scientific projects in partnership with research institutions, involving more than 100 students and researchers.

These partnerships, which have been operating since 2007, have resulted in more than 364 technical publications up to today’s date, and have also been referenced nationally and internationally for the practices of fish conservation and dialog with the community, presenting CEMIG’s work in several countries, and various states of Brazil. These academic results, jointly with the involvement of the community, have been used to create more efficient and practical conservation programs that make it possible for fish to coexist with generation plants in Brazilian rivers.

Since it was created the Peixe Vivo program has also received external recognition in awards. In 2009/2010, it was awarded the Brazil Environment Prize (“Prêmio Brasil de Meio Ambiente”) in the category ‘Best fauna and flora preservation work’. In 2010, it was placed first in the Aberje Award in the category ‘Communication about programs centered on corporate sustainability’, a first for CEMIG. In 2011 a work presented by the Peixe Vivo Program, entitled Development of a methodology for evaluating risks of fish mortalities in CEMIG’s plants, presented at the 21st Brazilian National Seminar on Production and Transmission of Electricity (Seminário Nacional de Produção e Transmissão de Energia Elétrica, or SNPTEE), was selected as the best work presented in the Environmental Impact group. In 2013 it was the finalist in the Brasil 2013 Green Project Awards, in the category ‘Products or Services’. In 2014, it was among the ten first-placed competitors for the 12th Brazil Benchmarking Award and, in recognition of having developed best practices for fish protection, was the winner in the Best, Fauna category of the fifth annual award of the Hugo Werneck Prize. In 2015 the Peixe Vivo program won two awards in presentations of technical papers during the 23rd SNPTEE, in the Environmental Impacts Group: (i) the paper Fish behavior downstream from a hydroelectric plant: mitigating impacts of generation, presented by Raquel Loures (GIA2), won first place as the best paper presented; and (ii) Use of a Quantitative Tool for environmental management of river basins: applicability of the technique to the Brazilian electricity sector, presented by João Lopes (‘GIA4’), won third place in the same group.

Urban Occupation of Rights of Way and Reservoir Banks

Gas Pipelines — Our piped natural gas distribution networks are underground, crossing through inhabited areas and using public rights of way in common with underground piping utilities operated by other public concession holders and public agencies. This increases the risk of unauthorized work without prior communication and consultation of our natural gas distribution network registers, and there is a possibility that accidents may occur, causing significant personal, property and environmental damage in case of ignition or a leak. However, all our gas networks are explicitly, and intensively, marked and signaled. Gasmig has several inspectors monitoring its network daily, to prevent illegal works or excavations in urban roads, invasions, constructions or erosion, as applicable, or any other problem that might cause risk to the pipeline. Gasmig, through its Dig Safely (“Escave com Segurança”) program, has been building partnerships with the community, mainly with public authorities and holders of concessions, to disclose their registrations to companies that perform excavation on urban roads, to ensure that before digging close to the natural gas network, they call Gasmig’s 24-hour helpline, and request guidance and support for safe execution of their work.

In 2016 Gasmig had accidental emissions of a low volume of natural gas caused by unauthorized excavations by outside parties who had not previously examined our gas network maps, and maintenance works on its metering facilities.

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

Reservoir Areas — We have implemented safety measures to protect our electricity generation facilities against invasions, using observation posts and mobile patrols to control the banks of reservoirs. Electronic security systems to monitor the generation power plant installations are also planned. Any invaders found inside the facilities are detained and taken to police stations, where police complaints are filed. There are signs on the banks of the reservoirs of our hydroelectric generation facilities, indicating ownership. Periodic inspections by the mobile patrol units operating on the reservoir areas report any invaders of reservoir banks. We frequently have to take legal action to recover possession of invaded areas. Due to the vast area and number of reservoirs, we are continually subjected to new trespasses and occupation of the banks of the reservoirs by unauthorized construction. However, we are making our best efforts to prevent these invasions, and prevent any environmental damage to the Permanent Preservation Areas (Áreas de Preservação Permanente, or “APPs”), around the reservoirs. To patrol the reservoir areas, we have driven approximately 115,035 miles in vehicles, spent 1,064 hours navigating on reservoirs and waterways and made over 13,507 surveys. We have recently added one more inspection post for monitoring reservoir banks.

The Carbon Market

We believe Brazil has significant potential to generate carbon credits arising from clean energy projects that comply with the Clean Development Mechanism (“CDM”), or the Voluntary Markets. Every year we collect data to quantify our emissions, and publish our main initiatives on reduction of greenhouse gas emissions, by means, for example, of the Carbon Disclosure Project.

The CEMIG Group takes part in CDM projects at various stages of development, including seven SHPs with aggregate capacity of 116 MW, two hydroelectric plants with aggregate generation capacity of 3,708 MW, several wind plants with capacity totaling 668 MW, and a solar plant with a capacity of 3 MW.

CEMIG concluded the process of verification and carbon emission credits for the Cachoeirão SHP. We estimate that 167 tons of CO2 emissions were avoided through this program.

Management of equipment and wastes contaminated with Polychlorinated Biphenyls (“PCBs”)

At CEMIG, the large-scale equipment that contained PCBs and was manufactured before 1981 was withdrawn from the electricity system and sent for incineration in 2001.

Brazilian law has prohibited sale of PCBs since 1981, but allows its use in items of equipment that are still in operation. The Stockholm Convention, of which Brazil is a signatory and which was ratified by Decree No. 5,472/2005, requires operation of equipment contaminated with PCB to be removed by 2025, and finally disposed of by 2028.

A Normative Resolution is being prepared, under the aegis of the National Environment Council (Conselho Nacional de Meio Ambiente, or “CONAMA”), which will “govern appropriate and controlled environmental management of PCBs and their related wastes.”

All holders of contaminated equipment and materials will have staggered periods, up to a final deadline of 2025, to withdraw them from operation/use, and must finally dispose of them by 2028.

The draft of the Normative Resolution is being considered by the Legal Subjects Technical Board (“CTAJ”) of CONAMA and has been discussed in the CONAMA workgroup and by the Environmental Quality and Waste Management Technical Board (“CTQAGR”). There have been six meetings of the CONAMA workgroup, with no final consensus between members on a number of points.

There is a draft law on the same subject currently before Congress: No. 1,075/2011. A public hearing on the subject was held on November 22, 2016.

The control flow diagram currently followed at CEMIG may undergo some complementary adjustments necessary for full compliance with the requirements of the Resolution. This may result in high operational costs.

CEMIG has participated in the discussions through the Brazilian Electricity Distributors’ Association (Associação Brasileira de Distribuidores de Energia) and the Electricity Industry Environment Forum (Fórum de Meio Ambiente do Setor Elétrico).

Operational Technologies – CEMIG Holding

We continue to invest in automated monitoring and control equipment in connection with our strategy of increasing efficiency and further modernizing and automating our generation, distribution and transmission grids.

CEMIG has developed and completed a project to migrate its main data center to a company specialized in providing services of this nature, with the purpose of optimizing its internal activities and increasing the availability of its infrastructure and applications that support CEMIG’s business.

Load Dispatch Center

CEMIG’s System Operation Center (Centro de Operação do Sistema, or “COS”), located at our head office in Belo Horizonte, is the nerve center of our operations. It coordinates the operations of our entire electricity and energy system, in real time, providing operational integration of the generation and transmission of energy. It also operates the interconnection with other generation, transmission and distribution companies. The supervision and control executed by the COS now extends to more than 50 high and extra high voltage substations, more than 20 major generating power plants and 14 SHPs.

Through its activities, the COS permanently guarantees the security, continuity and quality of our supply of energy. The activities of the COS are supported by up-to-date telecommunications, automation and information technology resources, and executed by highly qualified personnel. The COS has a Quality Management System, with ISO 9001:2008 certification.

Distribution Operation Center

Our distribution network is managed by a Distribution Operation Center (Centro de Operações de Distribuição, or “COD”), located in Belo Horizonte. The COD monitors and coordinates our distribution network operations in real time. The COD is responsible for the supervision and control of 393 distribution substations, 304,646 miles of medium voltage distribution lines, and 10,437 miles of sub-transmission lines and 8 million customers and operates in 774 municipalities of Minas Gerais.

We provided an average of 10,923 operating services in the field a day in 2016. The COD is certified according to ISO Quality Standard 9001: 2000. There are various systems in use to automate and support the COD’s processes including: trouble call, field crew management, distribution substation supervision and control, restoration of power, emergency switching, network disconnection, and inspection. Technologies including a geographic information system and satellite data communication helpline to reduce customer service restoration time and provide better customer service. These are devices, installed along our distribution network, that sense and interrupt fault currents, and automatically restore service after momentary outages, improving operational performance and reducing restoration time and costs.

Geoscience Information System

The Atlantis Project aims to modernize and unify the geoprocessing system for CEMIG’s and Light’s Lines and Distribution Networks, through the adoption of GE Energy Smallworld—Electric Office (EO). These software applications provide management of geospatial resources, utilities planning, records of electrical equipment and design and analysis of electrical networks, and allow us to comply with ANEEL’s Normative Resolutions. The Atlantis Project will customize a GIS (Geographic Information System) product applied to the management of electricity distribution lines, substations and lines, capable of supporting the registration and design processes, as well as supporting billing, commercial service and revenue protection processes, operation, maintenance, planning, and supply of materials, ownership of services and asset management. During the year 2016, the Atlantis Project advanced positively and is scheduled to start operating in 2017.

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

The Telecoms Network Management Center, in Belo Horizonte, monitors and operates the telecoms infrastructure of CEMIG GT and CEMIG D, operating 24 x 7 x 365 to guarantee continuity for perfect functioning of the telecoms services, aiming to meet the requirements for operational performance and service quality specified in operational agreements and concession contracts, regulations of ANEEL, ANATEL, the Brazilian National Water Agency (“ANA”) as well as the procedures of the ONS.

Corporate Data Network

Our corporate data network has 295 sites in 145 towns in Minas Gerais. The physical and logical architecture of the network employs security resources such as firewalls, Intrusion Prevention Systems (“IPSs”), Data Loss Prevention Systems (“DLP”) and anti-virus and anti-spam systems, which are continually updated to protect information against unauthorized access, in compliance with ISO 27002. A system of event logs makes it possible to investigate occurrences and also guarantee a historical record base to meet legal requirements.

IT Governance Program

Our Information Technology Governance Program aims to continually align IT with our business, adding value by applying information technology, appropriate resource management, risk management and compliance with legal, regulatory and Sarbanes-Oxley requirements.

Our information technology Project Management Office has been responsible since 2008 for ensuring that management of information technology projects is systematic, using dedicated software methodology, processes and tools.

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

Customer Relationship Channels

We have six major channels of service to our Minas Gerais customers. Customer service contact, whether of an emergency nature or to deal with, service requests, can be made via: (i) our call center, which can handle up to 250,000 daily calls, and also operates with an efficient electronic service through Interactive Voice Response (“IVR”, or Unidade de Resposta Audível); (ii) in person at branches in the 774 municipalities of our concession; (iii) through our Virtual Branch, on the website www.cemig.com.br, which offers all of our 16 types of service; (iv) via SMS; (v) via the social networks Facebook (CEMIG. ATENDE) and Twitter (@ CEMIG_ATENDE); (vi) smartphone application “CEMIG Atende” which offers 16 types of service and Telegram Messenger application which offers 5 types of services.

Commercial Management System

We have established and consolidated an efficient customer care system (“CCS”), based on our SAP CCS/CRM platform which is totally integrated into our ERP and BI that support our decision-making processes. The CCS serves approximately 8 million customers who receive supply at high, medium and low voltage. It is a competitive tool, adding safety, quality and productivity to CEMIG’s business processes, and adapts itself with great efficiency and speed to legal, regulatory and market changes and requirements.

Maintenance and Repair Systems

The 10,437 miles of high voltage distribution lines in CEMIG D’s network, operating at from 34.5kV to 161kV, are supported by approximately 53,334 structures, mainly made of metal.

The network of CEMIG GT has 3,061 miles of high voltage transmission lines, supported by approximately 11,507 structures.

The majority of the service interruptions to our distribution and transmission lines are the result of lightning, farm surface fires, vandalism, wind, and corrosion.

The entire high voltage transmission line system of CEMIG D is inspected once a year by helicopter, using a ‘Gimbal’ gyro-stabilized system with conventional and infra-red cameras, allowing for simultaneous visual and thermographic (infra-red) inspections. Land-based inspections are also made at intervals of between one and three years, depending on the characteristics of the line, such as time in operation, number of outages, type of structure, and the line’s importance to the electricity system as a whole.

All the extra high voltage transmission lines of CEMIG GT are inspected twice a year by helicopter. Land-based inspections are made every two years to inspect the supporting structures. Line pathways are inspected annually, aiming to keep the areas free of vegetation that could lead to surface fires.

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

Information Security Management

Information security, a permanent concern of ours, is ensured by a management system based on the Brazilian Standard (“ABNT”) NBR ISO/IEC 27001:2013, which is aligned with best market practices. Our information security management system includes processes for policy, risk, communication, information classification and information security management and control. In addition, recurring actions for improvement in processes, communication, awareness and training strengthen our information security practices.

Management Tools

We have developed several profit and loss statement dashboards, physical and financial follow-up of investment projects, high voltage management and monitoring of services and their priorities.

We have modernized our service channels and developed solutions for employee management and work safety management.

Our IT division is developing a solution to automate freight costs in the processes of internal logistics, to meet ANEEL requirements and also increase transparency.

A solution was developed aiming to optimize costs and time in planning and programing of maintenance of the various associated resources. This was done using the standard Multi-Resource Scheduling (“MRS”) functionality of SAP.

Different software programs that deal with maintenance of the protection equipment of the electricity system were integrated, to increase standardization, automation and execution of maintenance. To improve and clarify the physical and financial control of projects of the generation and transmission companies, a solution to analyze economic value added (“EVA”) was developed in the project management module.

Property, Plant, and Equipment; Intangible Assets

Our principal assets are our power generation plants and transmission and distribution facilities described in this Item 4. Our net book value of total property, plant and equipment and intangible assets, including our investment in certain consortia that operate electricity generation projects, including projects under construction, was R$14,595 million on December 31, 2016.

Generation facilities represented 24% of this net book value, intangible assets represented 74%, of this net book value, (distribution facilities in intangible assets represented 83%, and other intangible, including our gas distribution system represented 17% and other miscellaneous property and equipment, including transmission and telecommunication facilities, represented 1.81%.

The average annual depreciation rates applied to these facilities were: 3.30% for hydroelectric generation facilities, 10.04% for administration facilities, 4.61% for telecommunication facilities and 3.85% for thermoelectric facilities.

Apart from our distribution network, no single one of our assets produced more than 10% of our total revenues in 2016. Our facilities are in general adequate for our present needs and suitable for their intended purposes. We have rights of way for our distribution lines, which are our assets and do not revert to the landowner upon expiration of our concessions.

The Brazilian Power Industry

General

In the Brazilian electricity sector, generation, transmission and distribution activities were traditionally conducted by a small number of companies that had always been owned by either the federal government or the governments of individual states. Since the 1990s, several state-controlled companies were privatized, in an effort to increase efficiency and competition. The Fernando Henrique Cardoso administration (1995–2002) aimed to privatize the state-controlled part of the electricity sector, but the Luis Inácio Lula da Silva administration (2003–2010) ended this process and implemented a “New Industry Model” for the Brazilian electricity sector, expressed in Law No. 10,848, enacted on March 15, 2004, referred to as the “New Industry Model Law”.

Significant changes were implemented during Dilma Rousseff’s administration (i.e. from 2011 through 2016), by means of Provisional Act No. 579/2012, converted into Law No. 12,783/2013, establishing new rules for renewal of concessions, including rebidding for hydroelectric power generation concessions.

Subsequently, under the administration of Michel Temer (2016–present), other changes were introduced in the sector by Provisional Act 735/2016, enacted as Law No. 13,360/16, including a change of the bidding rules for electricity generation, transmission and distribution concessions.

The New Industry Model

The primary objective of the New Industry Model was to guarantee security of supply and reasonableness of rates. With the objective of ensuring security of supply, the New Industry Model Law (a) requires distributors to contract their entire electricity production, and to be responsible for making realistic projections of demand requirements; and (b) aims to arrange for the construction of new hydroelectric and thermal plants to be decided in ways that best balance security of supply and reasonableness of rates. To achieve reasonable rates, the New Industry Model Law requires that all purchases of electricity by distributors to be by auction, based on lowest price criteria, and that contracting be carried out through the Regulated Market. Auctions are categorized into two types: (i) auctions for supply from new plants, aimed at expansion of the system; and (ii) auctions for power generated by existing plants, aiming to meet existing demand.

The New Industry Model created two environments for the purchase and sale of electricity: (i) the Regulated Market, in which distribution companies purchase through public auctions all of the power they need to supply their customers; and (ii) the Free Market, to include all purchases of electricity by non-regulated entities, such as free consumers and trading companies. Distributors are allowed to operate only in the Regulated Market, whereas generators may operate in both, maintaining their competitive characteristics.

Requirements for expansion of the sector are evaluated by the federal government through the Mining and Energy Ministry, (or “MME”). Two entities were created to provide structure for the sector: (i) the Energy Research Company (Empresa de Pesquisa Energética or “EPE”), a state-controlled company responsible for planning expansion of generation and transmission; and (ii) the Electric Power Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE), a private entity responsible for the accounting and settlement of short-term (spot) electricity transactions. CCEE is also responsible, through delegation by ANEEL, for organizing and conducting Regulated Market public power auctions, in which the distributors purchase energy.

The New Industry Model eliminated self-dealing, forcing distributors to purchase electricity at the lowest available price rather than from related parties. The New Industry Model exempted contracts executed prior to the enactment of the law, in order to provide regulatory stability to transactions carried out before it was enacted.

Several categories of power supply are not subject to the requirement for public auction via the Regulated Market: (1) certain low capacity generation projects located near consumption points (such as certain co-generation plants and SHPs); (2) plants qualified under the PROINFA program; (3) power from Itaipu and, as from January 1, 2013, from Angra I and II; (4) power purchase agreements entered into before the New Industry Model Law; and (5) concessions extended by Law No. 12,783. The rates at which the electricity generated by Itaipu is traded are denominated in U.S. dollars and established by ANEEL pursuant to a treaty between Brazil and Paraguay, and there are also compulsory procurement volumes. As a consequence, the price of energy from Itaipu rises or falls according to the U.S. Dollar/real exchange rate. Changes in the price of Itaipu-generated electricity are, however, neutralized by the federal government, which buys all the energy credits from Eletrobrás.

Challenges to the Constitutionality of the New Industry Model Law

The New Industry Model Law is currently being challenged on constitutional grounds before the Brazilian Federal Supreme Court. The Brazilian federal government moved to dismiss the actions, arguing that the constitutional challenges were moot because they relate to a provisional act that had already been converted into law. To date, the Brazilian Supreme Court has not reached a final decision upon the merits of this action and we do not know when such a decision may be reached. Thus, the New Industry Model Law is currently in force. Regardless of the Supreme Court’s final decision, certain portions of the New Industry Model Law related to restrictions on distributors performing activities unrelated to the distribution of electricity, including sale of energy by distributors to free consumers and the elimination of agreements between related parties, are expected to remain in full force and effect.

Coexistence of Two Electricity Trading Environments

Under the New Industry Model Law, electricity purchase and sale transactions are carried out in two different market segments: (1) the Regulated Market, in which distribution companies buy all their power supply needs through public bids; and (2) the free market, for all purchases of electricity by non-regulated entities such as free consumers, energy traders and energy importers.

The Regulated Market

In the Regulated Market, distribution companies purchase electricity for their regulated consumers through public auctions regulated by ANEEL and conducted by the CCEE.

Energy purchases take place through two types of bilateral contracts: (i) Energy Agreements (Contrato de Quantidade de Energia) and (ii) Capacity Agreements (Contratos de Disponibilidade de Energia). Under an Energy Agreement, a generator commits to supply a certain amount of electricity and assumes the risk that electricity supply could be adversely affected by hydrological conditions and low reservoir levels, among other conditions, that could interrupt the supply of electricity, in which case the generator will be required to purchase the electricity from third parties to meet its supply commitments. Under a Capacity Agreement, a generator commits to make a certain amount of capacity available to the Regulated Market. In this case, the revenue of the generator is guaranteed under the contractual conditions and the distributor assumes the hydrological risk. However, if there are additional costs to the distributors, these are passed on to consumers. Together, these agreements comprise the power purchase agreements (Contratos de Comercialização de Energia no Ambiente Regulado, or “CCEARs”) in the Regulated Market.

The regulations under the New Industry Model Law establish that distribution companies that contract less than 100% of their total demand, accounted in the CCEE, will be subject to penalties. There are mechanisms to reduce the possibility of penalties, such as participation in the MCSD mechanism (“Mechanism of compensation of surpluses and deficits”), which allows for the managing of surpluses and deficits among distribution companies, or purchase of supply in auctions during the year. Any remaining shortfall from 100% of total demand may be purchased at the spot market. If a company contracts more than 105% of its total demand, it would be subject to price risk if it sells that supply in the spot market in the future. To reduce this price risk, a company may reduce its purchase contracts made at “existing source” auctions by up to 4% each year, by bilateral negotiation through Regulation 711, through MCSD “New Energy contracts”, and through loss of consumers that have opted to become free consumers (and are thus supplied by generators directly).

With the renewal of the hydroelectric power plant concessions, Contracts for the Physical Accounts Security (“CCGF”) were created. These contracts take into account 95% of the energy generated by the plants whose concessions were renewed in order to mitigate the hydrological risk. The execution of CCGF is mandatory and each distributor received an amount according to the assessment made by ANEEL.

The Free Market

In the Free Market, electricity is traded by power generators. The Free Market also includes certain grandfathered existing bilateral contracts between generators and distributors until the expiration of their current terms. Upon expiration, new contracts would have to be executed under the New Industry Model Law.

Potentially free consumers are those whose energy demand exceeds 3 MW at a voltage equal to or higher than 69kV or at any voltage level if their supply began after July 1995. Starting in 2019, consumers whose supply began before 1995 may also migrate to Free Market pursuant to Law No. 13,360/2016. In addition, consumers with contracted demand of 500kW or more may be serviced by suppliers other than their local distribution company if they purchase from certain alternative energy sources, such as SHPs, wind or biomass of a certain size.

Once a consumer has opted for the Free Market, it may only return to the regulated system after giving its regional distributor five years’ notice. The distributor may reduce this term at its discretion. The aim of the extended notice period is to ensure that, if necessary, the distributor is able to purchase additional energy to supply the re-entry of free consumers into the Regulated Market. Moreover, distributors may also reduce the amount of energy purchased according to the volume of energy that they will no longer distribute to free consumers. State-owned generators may also sell electricity to free consumers, but unlike private-sector generators, they are obliged to do so through an auction process.

Restricted Activities for Distributors

Distributors in the Brazilian Interconnected Grid (Sistema Interligado Nacional, or “SIN”) are not permitted to: (1) operate in the business of the generation or transmission of electricity; (2) sell electricity to free consumers, except for those in their concession area and under the same conditions and rates as regulated consumers in the Regulated Market; (3) directly or indirectly hold any interest in any other company, except entities incorporated for raising, investment and management of funds necessary for the distributor (or its parent company or related companies or partnerships); or (4) engage in activities that are unrelated to their respective concessions, except for those permitted by law or in the concession agreement.

Contracts Executed Prior to the New Industry Model Law

Under the New Industry Model Law, contracts executed by distribution companies and approved by ANEEL before the enactment of that law will not be amended to reflect any extension of their terms or change in prices or volumes of electricity already contracted.

Reduction of the Level of Contracted Electricity

Decree No. 5,163/2004, which regulates trading in electricity under the New Industry Model Law, allows distribution companies to reduce their CCEARs: (1) to compensate for the exit of potentially free consumers from the regulated market, pursuant to a specific declaration delivered to the Mining and Energy Ministry, (2) by up to 4.0% per year of the initial contracted amount due to market deviations from their estimated market projections, at the distribution company’s discretion, starting two years after the initial electricity demand was declared; and (3) in the event of increases in the amounts of electricity acquired under contracts entered into before March 16, 2004 (date of publication of Law No. 10,848/2004). This reduction may be made only with CCEARs of existing power plants.

The circumstances in which the level of contracted electricity may be reduced must be stated in CCEARs, and distribution companies may make such reductions at their own sole discretion, in compliance with the provisions described above, and ANEEL regulations.

ANEEL regulations require any reduction of the level of contracted energy under the CCEARs of existing energy to be preceded by the Mechanism of Compensation of Surplus and Deficits (MCSD), by means of which distribution companies that have contracted energy in excess of their demand may assign a portion of their CCEARs to distribution companies that have contracted less energy than needed to meet their consumers’ demand.

In 2016, a New Energy MCSD was created, which allows the transfer of new energy contracts between distributors in order to compensate for surpluses and deficits. If there is more surplus than deficit, the mechanism also allows the generators to offer reduction of the contracts to the distributors in order to compensate this surplus. The reduction is then effected in descending order of price and there is no financial compensation for the reduction.

In addition to the New Energy MCSD, Resolution No. 711/2016 was also published, which allows bilateral negotiation of contracts between generators and distributors, enabling partial or full reduction of contracted energy under CCEARs. This mechanism provides financial compensation if the reduced contract is priced above the average price of the distributor’s portfolio (PMIX). Such compensation is limited to a 36-month period. If the CCEAR has a price lower than the PMIX, the loss must be reimbursed to the consumer.

Limitations on Pass-Through

The New Industry Model also limits the pass-through of costs of electricity to final consumers. The Annual Reference Value corresponds to the weighted average of the electricity prices in “A–5” and “A–3” auctions, calculated for all distribution companies, and creates an incentive for distribution companies to contract for their expected electricity demands in the A–5 auctions, where prices are expected to be lower than in A–3 auctions. The Annual Reference Value is applied in the first three years of power purchase agreements from new power generation projects. After the fourth year, the electricity acquisition costs from these projects will be allowed to be passed through in full. Decree No. 5,163/2004 establishes the following limitations on the ability of distribution companies to pass through costs to consumers:

◾	No pass-through of costs for electricity purchases that exceed 105% of regulatory demand.

◾	Limited pass-through of costs for electricity purchases made in an A–3 auction, if the volume of the acquired electricity exceeds 2.0% of the demand found in A–5 auctions.

◾	Limited pass-through of electricity acquisition costs from new electricity generation projects if the volume re-contracted through CCEARs of existing generation facilities is below a “Contracting Limit” defined by Decree No. 5,163.

◾	Electricity purchases from existing facilities in the “A-1” auction are limited to 0.5% of distribution companies’ demand, frustrated purchases in previous A–1 auctions, involuntary exposure to regulated consumer demand, plus the “replacement”, defined as the amount of energy needed to replace the power from power purchase agreements that expire in the current year (A–1), according to ANEEL Resolution No. 450/2011. If the acquired electricity in the A–1 auction exceeds the limit, the pass-through to final consumers of costs of the excess portion is limited to 70.0% of the average value of such acquisition costs of electricity generated by existing generation facilities. MME will establish the maximum acquisition price for electricity generated by existing projects.

◾	Electricity purchases in “market adjustment” auctions are limited to 5.0% of a distribution concession holder’s total demand (the previous limit, modified by Decree 8,379/2014, was 1.0%, except for 2008 and 2009) and pass-through of costs is limited to Annual Reference Value.

◾	If distributors fail to comply with the obligation to fully contract their demand, the pass-through of the costs from energy acquired in the short-term market will be the equivalent to the lower of the PLD or the Annual Reference Value.

Rationing under the New Industry Model Law

The New Industry Model Law establishes that, in a situation in which the federal government decrees a compulsory reduction in the consumption of electricity in a certain region, all energy quantity agreements in the regulated market, registered within the CCEE in which the buyer is located, shall have their volumes adjusted in the same proportion to the required reduction of consumption.

Rates

Electric energy rates in Brazil are set by ANEEL, which has the authority to adjust and review rates in accordance with applicable concession contracts and regulations. Each distribution company’s concession contract provides for an annual rate. In general, “Portion A costs” are fully passed through to consumers. “Portion A costs” are the portion of the rate calculation formula which provides for the recovery of certain costs that are not within the control of the distribution company. “Portion B costs”, which are costs that are under the control of the distributors, are adjusted for inflation in accordance with IPCA index. The average annual rate adjustment includes components such as the inter-year variation of Portion A costs (“CVA”) and other financial adjustments, which compensate for changes in the company’s costs up or down that could not be previously taken into account in the rate charged in the previous period.

Distribution concessionaires are also entitled to periodic reviews. Our concession agreements establish a five-year period between periodic reviews. These reviews mainly aim: (i) to ensure necessary revenues to cover efficient operational costs, determined by the regulator, and adequate return for investments deemed essential for the services within the scope of each company’s concession; and (ii) to determine the “X factor”, which is calculated based on the average productivity gains from increases in scale, and on labor costs. The X factor is a result of three components: a productivity factor representing those productivity gains (Xpd); the quality factor XQ, which punishes or rewards the distribution company depending on the quality of the service provided, and the factor Xt, which has the objective of reducing or increasing the regulatory operational costs during the five-year period between the rates reviews, to reach the level defined for the previous year of the review cycle.

In 2011, ANEEL concluded the Public Hearing No. 040/2010, in which it dealt with the methodology for the third periodic review. To calculate the rate of return, ANEEL used the methodology of Weighted Average Cost of Capital (“WACC”), which resulted in a rate of 7.50% after tax, compared to the rate of 11.25% applied in the previous cycle. This rate of return is applicable to the investments made by CEMIG D until the next tariff cycle, which will be conducted in 2018. After that, the new rate of return calculated by the regulator is 8.09% after tax.

ANEEL also changed the methodology used to calculate the X Factor: from a method based on discounted cash flow to the Total Factor Productivity (“TFP”) method, which consists of defining potential productivity gains for each company based on average productivity gains. It also included the other two components, as mentioned above: XQ and Xt. The components of the X factor, determined in the 2013 review, for the period 2013/2018, were: Xt = 0.68%, and Xpd=1.15%. On each review an XQ is calculated and added to the previous values.

ANEEL has also issued regulations governing access to the distribution and transmission facilities, and establishing TUSD; and the TUST. The rates to be paid by distribution companies, generators and free consumers for use of the interconnected power system are reviewed annually. The review of the TUST takes into account the RAP of transmission concessionaires under their concession contracts. For more detailed information on the rate-setting structure, see “—Rates for the Use of the Distribution and Transmission Systems.”

In 2015, ANEEL separated part of the variable energy costs of distributors, which were previously agreed to be applied in 2016, and created an additional fee that would be passed on to consumers through their electricity bills. This system became known as “tariff flags.” The system provides consumers with a system disclosing the real costs of electricity generation. The system is a simple one: the colors of flags (green, yellow or red) indicate whether, based on the conditions of electricity generation, the cost of electricity to consumers will increase or decrease. When the system provides a green flag, the hydrological conditions for power generation are favorable and there should be no additional fee included in the consumers’ rate. If the conditions are somewhat less favorable, the system will indicate a yellow flag and there will be additional charges proportional to consumption, at a ratio of R$2.50 per 100 kWh (or fractions thereof). If conditions are even less favorable, the system will indicate a red flag and there will be an additional fee imposed on consumers proportional to the consumption rate of R$4.50 per 100 kWh (or fractions thereof). Throughout the year 2015 the flag remained red. In 2016, the additional charges corresponding to each flag were adjusted as follows: the yellow flag was set to R$ 1.50 per 100 kWh, the red flag level 1 was set to R$ 3.00 and the red flag level 2 was set to R$ 4.50. During 2016 there were red flags in January and February, yellow in March and November and green in the other months.

ANEEL, when determining tariff adjustment applicable to energy distributors, estimates the costs considering a favorable scenario for power generation. However, during 2015, such adjustments were delayed to the following year, to the date of the following tariff adjustment.

Land Acquisition

The concessions granted to CEMIG by the Federal Government do not include a grant of the land upon which the power plants are located. In general, electricity utilities in Brazil have to negotiate with each owner of property to obtain the land required for operation. However, in the event that a concessionaire is unable to obtain the required land amicably, such land may be condemned for the concessionaire’s use through specific legislation. In cases of governmental condemnation, the concessionaires may have to participate in negotiations relating to the amount of compensation with landowners and the resettlement of communities to other locations. We make all efforts to negotiate with the communities before taking legal action.

The Brazilian Electric Power System – Operational Overview

Brazil’s power production and transmission is a large-scale hydroelectric and thermal system made up predominantly of hydroelectric power stations, with many separate owners. The Brazilian Interconnected Grid connects companies in the Southern, Southeastern, Center-West, and Northeastern Regions and part of the Northern Region of Brazil. Approximately 2% of the country’s electricity production capacity is not connected to the Brazilian Grid, in small isolated systems located mainly in the Amazon region. Brazil’s abundant hydrological resources are managed through storage reservoirs. It is estimated that Brazil has hydroelectric power generation potential of close to 247,464.98 MW, of which only 38% has been developed or is under construction, according to Eletrobrás studies compiled in December 2015.

By December 2016, Brazil had an installed capacity in the interconnected power system of 159.70 GW, approximately 61.4% of which is hydroelectric, according to the Matriz de Energia Elétrica available at the Banco de Informações de Geração “BIG”, published by ANEEL. This installed capacity includes half of the installed capacity of Itaipu – a total of 14,000MW owned equally by Brazil and Paraguay. There are approximately 80,000 miles of transmission lines in operation at 230 kV or above in Brazil.

Approximately 34% of Brazil’s installed generating capacity and 47% of Brazil’s high voltage transmission lines are operated by Eletrobrás, a company owned by the federal government. Eletrobrás has historically been responsible for implementing electricity policy, and conservation and environmental management programs. The remaining high-voltage transmission lines are owned by state-controlled or local electric power companies. Distribution is conducted by approximately 60 state or local utilities, a majority of which have been privatized by the federal government or state governments.

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

The Federal Government enacted Law No. 8,987 on February 13, 1995, or the Concessions Law, and Law No. 9,074 on July 7, 1995, or the Power Concessions Law, that together:

•	required that all concessions for the provision of energy-related services be granted through public bidding processes;

•	gradually allowed certain electricity consumers with significant demand (generally greater than 3 MW), referred to as free consumers, to purchase electricity directly from suppliers holding a concession, permission or authorization;

•	provided for the creation of generation entities, or Independent Power Producers, which, by means of a concession, permission or authorization, may generate and sell all or part of their electricity to free consumers, distribution concessionaires and trading agents, among others;

•	granted free consumers and electricity suppliers open access to the distribution and transmission grids;

•	eliminated the need for a concession to construct and operate power projects with capacity from 1 MW to 30 MW, or SHPs, which was amended on May 28, 2009 by Law No. 11,943 and further by Law No. 13,360/2016, raising the limit from 30 MW to 50 MW, regardless of being characterized as an SHP or not.

•	The current regulator, ANEEL, and the Conselho Nacional de Política Energética (National Energy Policy Council, or “CNPE”), were created in 1997.

In 1998 the federal government enacted Law No. 9,648 (“Power Industry Law”), to overhaul the basic structure of the electricity industry, providing as follows:

•	Establishment of a self-regulated body responsible for operation of the short-term electricity market, or Wholesale Energy Market, replacing the prior system of regulated generation prices and supply contracts.

•	Creation of the ONS a non-profit, private entity responsible for the operational management of the generation and transmission activities of the interconnected power system.

•	Establishment of public bidding processes for concessions for construction and operation of power plants and transmission facilities, in addition to the bidding process requirements under the Concessions Law and the Power Concessions Law.

On March 15, 2004, the Brazilian federal government enacted Law No. 10,848, (or the “New Industry Model Law”), in an effort to further restructure the power industry, with the ultimate goal of providing consumers with security of supply combined with fair rates. On July 30, 2004, the federal government published Decree No. 5,163, governing trading rules under the New Industry Model Law, as well as the granting of authorizations and concessions for electricity generation projects. These include rules relating to auction procedures, the form of power purchase agreements and the method of passing costs through to final consumers.

On September 12, 2013, the federal government issued Provisional Measure No. 579, enacted as Law No. 12,783, related to the extension of the concessions granted prior to Law 9074 of July 7, 1995, aiming to decrease the sector’s charges and achieving more reasonable tariffs. This legislation changed the rules applicable to certain concessions, and implemented new bidding process rules for certain utilities, and adjustments to tariffs.

On August 18, 2015 the Brazilian federal government published Provisional Act No. 688, converted into Law No. 13,203, of December 8, 2015, which created the mechanism of voluntary re-negotiation of hydrological risks affecting the hydroelectric generation companies. In the same law, the government changed the bidding process rules for certain concessions as well.

On June 22, 2016, the federal government issued Provisional Act No. 735, converted into Law No. 13,360, enacted on November 17, 2016, which, among other measures, altered Chapter III of Law 12,783, governing competitive bids for electricity generation, transmission and distribution concessions.

Rationing and Extraordinary Rate Increases

Rationing of electricity; government measures to compensate electricity concession holders.

In late 2000 and early 2001, low levels of rainfall, significant growth in demand for electricity, and Brazil’s significant dependence on electricity generated from hydroelectric sources resulted in an abnormal fall in levels at several of the reservoirs used by Brazil’s largest hydroelectric generation plants. In May 2001, the Brazilian federal government announced a group of measures requiring reduction in consumption of electricity in response to those conditions (“Brazilian Electricity Rationing Plan”). Under this plan, electricity distribution and generation companies (such as CEMIG) were compensated for the losses of revenue resulting from the rationing imposed by the federal government – either due to lower volume of sales, or reduction in electricity selling prices, or purchases of electricity within CCEE. This compensation was given in the form of the right to charge extraordinary increases in electricity rates to consumers for a future period, which averaged 74 months, and ended in March 2008.

However, the New Industry Model (its main purpose being to guarantee the supply of electricity) created auctions for the Regulated Market, in which it is possible to buy electricity from new plants to seek security of supply. Since the New Industry Model was introduced, approximately 47,000MW of capacity have been placed in these auctions, for installation between 2008 and 2017.

Of this amount, a total of 5.97 MW was contracted in “Reserve Auctions” – that is to say, this power capacity is not committed to any contract, or to any minimum supply.

In the rainy season of late 2012 and early 2013, there was much less rainfall than expected in Brazil’s Southeastern region (November to March), and in this situation the thermoelectric plants were activated to generate complementary supply to meet the system’s electricity consumption needs. During this period, the principal strategy of ONS was to preserve storage capacity at the reservoirs of hydroelectric plants and to ensure supply of the system’s energy needs over the whole of the year 2013. This resulted in a high level of expenses on thermoelectric generation, and a sustained increase in the spot market price – which averaged R$121.29/MWh in July 2013.

Once again, in the rainy season of late 2013 and early 2014, rainfall in the Southeast was lower than the expected averages, an all-time low. This placed the system in a state of alert during the whole of 2014, concentrating the efforts of the operators on how to maintain the capacity of the system to supply consumption needs. ONS continued to dispatch all the thermal plants, and introduced some flexibility to hydroelectric restrictions so as to maintain the levels of storage and meet demand. Over the year, the spot price reached the regulatory limit, with the spot price rising to R$822/MWh for several months. Its average in the year was R$688/MWh. At the end of 2014, the levels of storage once again reached their lowest level, putting great pressure on the ONS to guarantee full operation of the system.

In order to maintain the requisite supply during 2015, the ONS continued to utilize the full capacity of thermoelectric plants, as there was no improvement in hydrology during the rainy season. In order to avoid possible rationing, the Brazilian federal government revised the applicable tariffs by removing subsidies and passing the cost of thermoelectric generation directly to consumers, resulting in an increase in the cost of energy by 50%. The effect of the increase in energy prices, along with the poor performance of the economy led to a drop in energy consumption of 1.3% compared to 2014. With lower power consumption, additional thermal utilization and the improvement in the hydrology of the second half of 2015, the Brazilian electricity system met the demand and there was no need for rationing. Once again, we ended the year with low levels of water storage in reservoirs.

In the spot market, the spot price closed December 31, 2015, with a yearly average of R$287.20/MWh. The price cap for 2015 was R$388.48/MWh.

With the drop in energy consumption and increased rainfall, close to the historical average in the rainy season, pressure on the operation of the system was relieved in 2016, which enabled the gradual shutdown of the thermal plants that were operating due to energy security. However, the northern and northeastern regions contined to have shortages and recorded historically low rainfall. As a result, some thermal plants in that region remained in operation. In 2016, the average spot price was R$ 93.98 / MWh with a ceiling of R$ 422.56 / MWh.

Conflicts of interest between CEMIG and other users of water.

The operation of reservoirs for generation of electricity by CEMIG requires it to assess the multiple uses of water by other users of the relevant river basin, and this in turn requires it to consider the applicability of a number of factors, including environmental factors, irrigation, waterways and bridges. In periods of severe drought, such as the one beginning in 2013, CEMIG was actively involved in monitoring and forecasting the levels of reservoirs and in maintaining a dialogue with public authorities, civil society and users. While CEMIG engages other essential users and takes into account societal interests with respect to its water use, competing interests with respect to the use of water could, subject to certain minimum limits established by law, affect the use of water in our operations, which in turn could affect our operational results or financial condition. Potential conflicts between CEMIG and other users are monitored through CEMIG’s active participation in River Basin Committees, and also in the related Technical Boards and Working Groups, where users of water, organized civil society and public authorities are represented. CEMIG participates in 5 River Basin Committees of rivers under federal control, and 20 River Basin Committees of rivers under local State control. CEMIG also monitors news published in various media outlets, receives comments and complaints during the periods of floods or drought, and acts to resolve any conflicts with communities living in the river basins where it has hydroelectric plants.

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

CEMIG also conducts a program called Proximidade (“Proximity”), which coordinates activities aimed at improving the relationship with affected communities. Through this program, CEMIG hosts public meetings that cover topics such as the operational and security procedures in its hydroelectric plants; climate conditions; and environmental aspects. CEMIG also provides opportunities for the public to take guided tours of plant facilities. By means of the Proximidade program, CEMIG also receives comments and complaints from the affected population and establishes partnerships with local community leaders, public entities, the local media and other actors responsible for safety and flood, including Civil Defense associations, the Fire Brigade and the Military Police.

Finally, CEMIG uses a risk management system to analyze scenarios and estimate the degree of financial exposure to risks, considering the probability of each event, and its impact. In the scenarios related to potential conflicts with other users, CEMIG also evaluates the effects arising from prolonged droughts, which may lead to an increase in competition for water between the electricity sector and other users, and also the risks arising from consequences of floods due to excessive rain.

Concessions

We conduct the majority of our activities in generation, transmission and distribution of electricity through concession contracts executed with the Brazilian Federal Government. The Brazilian Constitution requires that all concessions for public services must be subject to competitive tenders. In 1995, in an effort to implement these provisions of the Constitution, the Federal Government instituted certain laws and regulations, referred to collectively as the Concessions Law, which governs the procedures for competitive tenders in the electricity sector.

On September 22, 2004, while the rules established by Law No. 9,074, enacted on July 7, 1995, were still in effect, CEMIG requested from ANEEL an extension for 20 years of the concessions of the Emborcação and Nova Ponte Hydroelectric Plants. On January 14, 2007, the Federal Government approved the extension of these concessions for a period of 20 years from July 24, 2005, until July 24, 2025. The related concession contract was amended on October 22, 2008, to reflect the extension granted to CEMIG.

On September 11, 2012, the Federal Government issued Provisional Act No. 579 of 2012 (“PA 579”), which was converted into No. 12,783 of January 11, 2013, governing the extension of concessions granted before Law No. 9,074/1995. Under PA 579, concessions granted before Law No. 9,074/1995 could be extended for a single time, for a period of up to 30 years.

On December 4, 2012, CEMIG signed the second amendment to transmission contract No. 006/1997, which extended the concessions under such contract for 30 years, in accordance with PA 579, beginning on January 1, 2013. This resulted in an adjustment to the RAP from these concessions, which will reduce the revenue which we will receive arising from those concessions. The Brazilian government has compensated us for the reduction of the RAP in part but the assets in operation before the year of 2000 have not yet been compensated. In accordance with Law No. 12,783, we are required to be compensated for the reduction of the RAP of the assets in operation before 2000, over a period of 30 years, the amounts being adjusted by the IPCA inflation index. This compensation was addressed by Mining and Energy Ministry Order No. 120/2016, which determined that recognition of the amounts owed would take place as from the tariff adjustment process of 2017.

Also on December 4, 2012, CEMIG elected not to accept the extension of the generation concessions that expired in the years 2013 to 2017, namely Três Marias, Salto Grande, Itutinga, Volta Grande, Camargos, Peti, Piau, Gafanhoto, Tronqueiras, Joasal, Martins, Cajuru, Paciência, Marmelos, Dona Rita, Sumidouro, Poquim and Anil. In relation to the power plants that had their first extension of the related concessions after the issuance of PA 579, namely Jaguara, São Simão and Miranda, CEMIG believes that Generation Concession Contract No. 007/1997 enables CEMIG to extend these concessions for an additional 20 years, until 2033, 2035 and 2036, respectively, without restrictions.

Based on this understanding, CEMIG GT applied for a writ of mandamus against an act of the Mining and Energy Minister with the objective of ensuring its right to extend the concession of the Jaguara hydroelectric plant, pursuant to the terms of Clause 4 of Concession Contract No. 007/1997. The Company was granted an interim injunction on September 3, 2013 that entitles it to continue commercial operation of the Jaguara plant until a judgment was issued by the courts on the writ of mandamus. Judgment was issued on this action, denying CEMIG GT’s writ of mandamus application. Before the result of that judgment was published, CEMIG GT petitioned to the Federal Supreme Court (Supremo Tribunal Federal, or “STF”) seeking another provisional remedy and asking for an interim injunction permitting it to continue operating and managing the plant. The interim injunction was granted on December 21, 2015. With the publication of the result of the writ of mandamus, CEMIG GT filed an ordinary appeal to the Federal Supreme Court on March 1, 2016. On March 21, 2017, the interim injunction granted in the case of the provisional remedy cited above was revoked by the Reporting Justice.

In addition to the litigation relating to the Jaguara plant, CEMIG GT has also applied for a writ of mandamus at the Superior Court of Justice (Superior Tribunal de Justiça, or “STJ”) with respect to the São Simão plant against an act of the Mining and Energy Minister, in order to ensure its right to extend the concession of this plant. The interim injunction originally obtained by the Company on December 19, 2014, to remain in control of commercial operation of the São Simão plant until the judgment on the writ of mandamus, was reviewed, and overturned, by the Reporting Judge on June 30, 2015. While this proceeding is ongoing, CEMIG GT is still in control of the plant, and since September 2015 the power generated by the São Simão plant has been allocated to the Regulated Market and has been paid for under the ‘quota’ regime, whereby CEMIG GT is entitled to receive an amount equal to the costs of operating and maintaining the plant and is subject to adjustments related to the performance of the plant, instead of being able to sell the energy in the Free Market. Even so the Reporting Justice of the case at STJ, in view of the granting of the interim remedy by the Federal Supreme Court suspending the action in relation to the Jaguara Plant, served notice on CEMIG GT to state its position on the suspension of the case in relation to the São Simão hydroelectric plant. CEMIG GT stated its interest in the suspension, but requested granting of the interim remedy with the same outcome that was employed in the case of the Jaguara plant, i.e. keeping CEMIG GT as holder of the concession of the São Simão plant, on the same conditions as the Jaguara plant, that is to say obeying the original bases in Concession Contract No. 007/1997, prior to Law No. 12,783/2013. The injunction was granted by the Reporting Justice to allow CEMIG GT to retain ownership of the São Simão concession, under the initial bases of Concession Contract No. 007/1997, until the conclusion of the judgment. On March 28, 2017, that interim injunction was revoked.

CEMIG GT filed a renewed application for mandamus, requesting interim relief, against an act of the Mining and Energy Minister that was illegal and violated the plaintiff’s right to obtain an extension of the period of concession of the Miranda Hydroelectric Plant based on Clause 4 of Concession Contract No. 007/1997. CEMIG GT was granted an interim injunction to continue in commercial operation of the Miranda hydroelectric plant until a final judgment is reached on this application for mandamus. In response to a motion for revision of judgment brought by the federal government against the Internal Appeal, the Reporting Justice revoked this interim remedy on March 29, 2017. There is presently no judgment on the merit of this action.

On February 21, 2017, CEMIG GT made a renewed request to MME, reiterating its administrative application for extension, for 20 (twenty) years, of the concessions of the Jaguara, São Simão and Miranda hydroelectric plants in the terms specified by Clause 4 of Concession Contract No. 007/1997. In this new request, which restates the Company’s interests in these plants, CEMIG GT also made a subsidiary request, for the concession of these hydroelectric plants to be transferred/granted to one of its subsidiaries, for the purposes specified by Paragraph 1-C of Article 8 of Law 12,783/2013 (included in that law by Law No. 13360 of November 17, 2006), which enables the federal government to grant a power generation concession for 30 years when associated with transfer of control of a legal entity providing this service which is under direct or indirect control of a State, the Federal District or a municipality. The presentation of the subsidiary request does not result in any waiver by CEMIG GT of its right to guaranteed extension of the concessions as specified in Clause 4 of Concession Contract 007/1997, which is the subject of the legal actions that it currently has in progress against the federal government.

In the years 2014 and 2015, Brazil experienced a severe drought culminating in further alterations to the regulatory framework, established by Provisional Act No. 688/2015, which was converted into Law No. 13,203/2015. This law, among other measures, significantly altered Law No. 12,783/2013, creating a mechanism of voluntary renegotiation of hydrological risks, since they affect the hydroelectric generation companies, and changing the rules for bidding for certain hydroelectric generation concessions. Subsequently, in 2016, other changes were introduced to the sector by Provisional Act No. 735/2016, enacted as Law No. 13,360/2016 which, among other measures, changed Chapter III of Law No. 12,783/2013, which relates to bidding for electricity generation, transmission and distribution concessions.

Following publication of the tender documents for Generation Auction No. 12/2015 on October 7, 2015, which included the new regulatory provisions for renewal of concessions of existing plants stipulated by Law No. 13,203/2015, CEMIG Holding’s Board of Directors authorized our participation in Generation Auction No. 12/2015, and CEMIG GT was successful at this auction, held at the BM&F Bovespa on November 25, 2015. CEMIG won concessions for Lot ’D’ – which comprises the concessions for 18 hydroelectric plants: Três Marias, Salto Grande, Itutinga, Camargos, Cajuru, Gafanhoto, Martins, Marmelos, Joasal, Paciência, Piau, Coronel Domiciano, Tronqueiras, Peti, Dona Rita, Sinceridade, Neblina and Ervália. The total installed capacity of these plants is 699.5 MW, and their guaranteed basic offtake is 420.2 MW average.

These concession contracts have a period of 30 years beginning in January 2016 and expiring in January 2046 and, during the first half of 2016, were assigned by CEMIG GT to 7 wholly-owned subsidiaries created for commercial operation of these concessions (CEMIG Geração Camargos, CEMIG Geração Itutinga, CEMIG Geração Três Marias, CEMIG Geração Volta Grande, CEMIG Geração Leste, CEMIG Geração Oeste and CEMIG Geração Sul).

Distribution contracts: In relation to the extension of the distribution concession contracts, CEMIG D, in accordance with Decree No. 7,805/2012 and Decree No. 8,461/2015, indicated acceptance of the extension of its concession contracts, and signed the Fifth Amendment to its Concession Contract in December 2015. This amendment guarantees extension of the foregoing concessions for an additional 30 years, from January 1, 2016 until January 2, 2046. The new amendment also requires CEMIG’s compliance with more stringent rules regarding service quality and with respect to CEMIG’s economic and financial sustainability, which must be met during the full 30 years of the concession.

Such compliance will be annually assessed by ANEEL, and if there is non-compliance the concessionaire may be obliged to arrange for capital contributions by its controlling stockholders. Non-compliance for two consecutive years, or for a total of five non-consecutive years, will result in forfeiture (caducidade) of the concession.

Principal Regulatory Authorities

National Energy Policy Council – CNPE

In August 1997, the CNPE was created to advise the Brazilian president regarding the development and creation of the national energy policy. CNPE is presided over by the MME, and the majority of its members are officials of the Federal Government. CNPE was created to optimize the use of Brazil’s energy resources and to assure the supply of electricity to the country.

Mining and Energy Ministry – MME

The MME is the federal government’s primary regulator of the power industry. Following the adoption of the New Industry Model Law, the federal government, acting primarily through the MME, undertook certain duties that were previously under the responsibility of ANEEL, including the drafting of guidelines governing the granting of concessions and the issuance of directives governing the bidding process for concessions related to public services and public assets.

National Electric Energy Agency – ANEEL

The Brazilian power industry is regulated by ANEEL, an independent federal regulatory agency. After enactment of the New Industry Model Law, ANEEL’s primary responsibility is to regulate and supervise the power industry in line with the policy issued by MME and to respond to matters which are delegated to it by the Brazilian Federal Government.

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

Electricity Trading Chamber – CCEE

One of the main roles of the CCEE is to run public auctions in the regulated market, including the auction of existing electricity and new electricity. Additionally, the CCEE is responsible, among other things, for: (1) registering all the power purchase agreements within the Regulated Market (CCEARs), and the agreements within the Free Market, and (2) accounting for and settling short-term transactions.

Under the New Industry Model Law, the price of electricity in the spot market, known as the Differences Settlement Price (Preço de Liquidação de Diferenças, or “PLD”), takes into account factors similar to the ones used to determine the Wholesale Energy Market spot prices prior to the New Industry Model Law. Among these factors, the variation of the PLD will mainly vary according to the balance between the market supply and demand for electricity, as well as the impact that any variation on this balance may have on the optimal use of the electricity generation resources by the ONS.

The members of the CCEE are generators, distributors, trading agents and free consumers, and its board of directors comprises four members appointed by these agents and one appointed by the MME, who is the chairman of the board of directors.

Energy Research Company – EPE

The Brazilian federal government created EPE by a decree enacted on August 16, 2004. It is a state-owned company, responsible for carrying out strategic research on the energy industry – including electricity, oil, gas, coal and renewable energy sources. EPE is responsible for: (i) studying projections for the Brazilian energy matrix; (ii) preparing and publishing the national energy balance; (iii) identifying and quantifying energy resources; and (iv) obtaining the required environmental licenses for new generation concessionaires. EPE’s research supports the MME in its policymaking role in the domestic energy industry. EPE is also responsible for approving the technical qualification of new electricity projects to be included in the related auctions.

Electricity Sector Monitoring Committee – CMSE

Decree No. 5,175 enacted on August 9, 2004, established the Electricity Sector Monitoring Committee, or CMSE, which acts under the direction of the MME. The CMSE is responsible for monitoring and permanently evaluating the continuity and security of electricity supply conditions and for indicating necessary steps to correct identified problems.

Permanent Commission for Analysis of Methodologies and Computation Programs of the Electric Sector – CPAMP

Ordinance No. 47, enacted on February 19, 2008, created the Permanent Committee for Analysis of Methodologies and Computation Programs of the Electric Sector (CPAMP), with the purpose of guaranteeing coherence and integration of the methodologies and computational programs used by MME, EPE, ONS and CCEE.

Ownership Limitations

On November 10, 2009, ANEEL issued Resolution No. 378, requiring it to notify the Economic Law Secretariat of the Ministry of Justice (“SDE”) if it identifies any act that may cause unfair competition or may result in significant market control (under Article 54 of Law 8,884 enacted on June 11, 1994). After the notification, SDE must inform CADE. On November 30, 2011, Law No. 8,884 was revoked and replaced by Law No. 12,529, which terminated the SDE and replaced it with the Competition General Management Unit (“Superintendência Geral”). Such unit, if necessary, will require ANEEL to analyze any such events, upon which CADE will decide if there should be any sanctions applied. Under Articles 37 and 45 of Law No. 12,529, these may vary from pecuniary penalties to dissolution or other disposition of the offending company.

Incentives for Alternative Sources of Power

In 2000, a federal decree created the Thermoelectric Priority Program (Programa Prioritário de Termeletricidade, or “PPT”), for the purpose of diversifying the Brazilian energy matrix and decreasing its strong dependency on hydroelectric plants.

In 2002, the PROINFA Program was established by the federal government to create certain incentives for development of alternative sources of energy, such as wind energy projects, SHPs and biomass projects.

Law No. 9,427/96, as amended by Law No. 10,762/03, Law No. 13,097/15 and Law No. 13,360/16, further established that hydroelectric plants with an installed capacity of 1MW or less, generation plants classified as a SHP, and those with qualifying solar, wind, biomass or cogeneration sources, with capacity injected into the grid no higher than 30 MW, used for independent production or self-production, will have the right to a discount of at least 50% on the rates for use of the transmission and distribution systems, charged on production and consumption of the energy sold. This legal provision was regulated by ANEEL through its Resolution Nos. 077/2004, 247/2006 and 271/2007.

The government also held two alternative energy generation auctions and four back-up regulated auctions for contracting power from wind energy projects, SHP projects, or biomass projects.

Regulatory Charges

Global Reversion Fund and Public Use Fund – RGR and UBP

In certain circumstances, power companies are compensated for assets used in connection with a concession if this concession is eventually revoked or is not renewed. In 1971, the Brazilian Congress created a Global Reversion Fund (Reserva Global de Reversão, or “RGR”), designed to provide funds for such compensation. In February 1999, ANEEL revised the assessment of a fee requiring all distributors, transmission companies and certain generators operating under public service regimes to make monthly contributions to the RGR at an annual rate equal to 2.5% of the company’s fixed assets in service, but not to exceed 3.0% of total operating revenues in any year. In recent years, the RGR has been used mainly to finance generation and distribution projects.

The federal government has imposed a fee on IPPs reliant on hydrological resources, except for SHPs and generators under the public services regime, similar to the fee levied on public-industry companies in connection with the RGR. IPPs are required to make contributions to the Public Use Fund (Fundo de Uso de Bem Público, or “UBP”), according to the rules of the corresponding public bidding process for the granting of concessions. Until December 31, 2002 Eletrobrás received the UBP payments. Since then they have been paid directly to the federal government.

Since January 2013, the Global Reversion Fund has not been charged to: (i) any distribution companies; (ii) any transmission or generation utilities whose concessions have been extended under Law No. 12,783; or (iii) any transmission utilities that started their bidding procedure on or after September 12, 2012.

Fuel Consumption Account – CCC

The Fuel Consumption Account (Conta de Consumo de Combustível, or “CCC”), was created in 1973 to generate financial reserves to cover the high costs associated with the use of thermoelectric energy plants, especially in the Northern Region of Brazil, due to the higher operating costs of thermoelectric plants compared to hydroelectric plants. All electricity companies were required to contribute annually to the CCC. Annual contributions were calculated on the basis of estimates of the cost of fuel needed by the thermoelectric energy plants in the following year. The CCC was then used to reimburse generators operating thermoelectric plants for a substantial portion of their fuel costs. The CCC was managed by Eletrobrás and pursuant to Law No. 13,360/2016 will be managed by CCEE.

Charge for the Use of Water Resources

With the exception of Small Hydroelectric Plants, all hydroelectric utilities in Brazil must pay fees to Brazilian states and municipalities for the use of hydrological resources. The amounts are based on the amount of electricity generated by each utility and are paid to the states and municipalities where the plant or the plant’s reservoir is located.

Energy Development Account – CDE

In 2002, the federal government created the CDE to be in effect for 25 years, funded by: (i) annual payments made by concessionaires for the use of public assets; (ii) penalties and fines imposed by ANEEL; and, (iii) since 2003, the annual fees to be paid by agents offering electricity to final consumers, by means of a charge to be added to the rates for the use of the transmission and distribution system. The amounts are adjusted annually. The CDE was created to support: (1) development of electricity production throughout the country; (2) production of electricity from alternative sources; and (3) universalization of energy services throughout Brazil. With the enactment of Law No. 12,783/2013, these fees were used to contribute to reduction of electricity rates. The CDE is managed by Eletrobrás and pursuant to Law No. 13,360/2016 will be managed by CCEE beginning in May 2017.

Under the New Industry Model Law, failure to pay the contribution to the RGR, the PROINFA Program, the CDE or any payments for purchases of electricity in the regulated market prevents the defaulting party from receiving a rate readjustment (except for an extraordinary review), or receiving resources arising from the RGR or CDE.

ANEEL Inspection Charge (“TFSEE”)

The Energy Services Inspection Charge, is an annual tax charged by ANEEL for its administrative and operational costs. It is calculated according to the Tariff Regulation Procedure (Procedimento de Regulação Tarifária, or “Proret”) – (Subsection 5.5: Energy Services Inspection Charge) based on the type of service provided (including independent production), and is proportional to the size of the concession, permission or authorization. It is limited to 0.4% of the annual economic benefit, considering the installed capacity, earned by the concessionaire, permit holder or authorized party and must be paid directly to ANEEL in 12 monthly installments.

The Regulated Market Account

Contracts held by distribution companies for a total supply of approximately 8,600 MW expired in December 2012. These contracts had been executed in the first auctions of energy from existing supply sources in 2005, and the energy should have been re-contracted in a further auction, but the Brazilian federal government did not hold the auction in 2012, because it expected that, with the renewal of the concession contracts this supply would come from Assured Energy Quota Contracts.

However, the energy supply that was renewed was lower than expected and the distribution companies were under-contracted by 2,000 MW in 2014, and by 2,500 MW in 2015. By 2016, the decrease of consumption of electricity resulted in a balance between the power purchase agreements and the demand from distribution companies. The Regulated Market Account was established in 2014 to cover the exposure that distribution companies could have as a result of under-contracted amounts. By 2015, the lower consumption of electricity eliminated the under-contracted shortfall and resulted in a more regular contracting level. Thus, the Regulated Market Account was not needed to cover the exposure of distribution companies during 2015.

This situation was further exacerbated by the fact that certain power plants did enter into operation when expected, and by the low level of contracting in the auctions held in 2013 and 2014. The result was that the total level of under contracting in 2014 was 3,500 MW. In this scenario the only option for the distribution companies, in a situation of under contracting, was to purchase the required supply in the spot market.

The hydrological situation of the system in 2013 and 2014, as explained above, raised the energy cost in the spot market to its highest level, causing the financial exposure of the distribution companies to reach billions of reais. Since the cost of the distribution companies’ exposure is passed through to consumers only in the following year, this gap caused a problem in the companies’ cash flow. By 2015, the new price cap was lower than in 2014 and the “tariff flags” mechanism helped the distribution companies to balance their exposure so no new loan was necessary.

To deal with this, the government created the Regulated Market Account, by Decree No. 8,221/2014 enacted on January 1, 2014, regulated by ANEEL Resolution No. 612/2004, which created an account to be managed by the CCEE, aiming to cover part or all of the costs resulting from the involuntary exposure to the spot market and of the dispatching of the thermal plants related to the availability contracts in the regulated market. To cover these costs, CCEE obtained a financing from a group of private and public institutions. These funds were then passed to the distribution companies, as determined by Decree No. 8,221/2014 and ANEEL Resolution No. 612/2014. In 2014 and 2015, R$21 billion was raised by this account and passed through to the distribution companies.

The ANEEL Resolution No. 1863/2015 defined the charges to be applied on the energy consumers and the Resolution No. 2004/2015 later updated those charges. These loans were charged by means of the payment through CDE, and were inserted in the electricity rates after the Annual Tariff Adjustment of each distribution company proportionally to their captive markets. Initially CEMIG D had 59 months to pay the loan, and in December of 2015, that period was updated to 47 months.

Energy Reallocation Mechanism

The Energy Reallocation Mechanism (Mecanismo de Realocação de Energia, or “MRE”), attempts to mitigate the risks involved in the generation of hydroelectric power by mandating that all hydroelectric power generators share the hydrological risks within the Brazilian grid. Under Brazilian law, the revenue from sales by generators does not depend on the amount of energy they in fact generate, but on the “Guaranteed Energy” or “Assured Energy” of each plant, indicated in each concession agreement.

Any imbalances between the power actually generated and the Assured Energy is covered by the MRE. In other words, the MRE reallocates the energy, transferring a surplus from those who generated in excess of their Assured Energy to those who generated less than their Assured Energy. The volume of electricity actually generated by the plant, either more or less than the Assured Energy, is priced pursuant to an “Energy Optimization Rate,” which covers the operation and maintenance costs of the plant. This additional revenue or expense is accounted for on a monthly basis by each generator.

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

In 2014, Brazil was subject to very adverse hydrological conditions, which resulted in a lower level of hydroelectric generation, and on the full utilization of thermoelectric plants of the system, as noted above. This led the plants of the MRE to generate at levels below their physical guarantee levels, causing an exposure for the generation companies to the short-term market. The proportion of the exposure is calculated by the ratio between the electricity generated by all the plants of the MRE and the total of all the physical guarantees. This ratio is called the Generation Scaling Factor (“GSF”) (Fator de ajuste da energia). In 2014, the GSF was 0.91, which indicates that the generation companies had their physical guarantee reduced by 9% in that year. In 2015, this exposure continued to occur, despite of a slightly better hydrology, but with the continued thermal dispatch and lower energy consumption the GSF closed the year at 0.84.

During 2015, the low values of GSFs along with high spot prices again left producers of hydroelectric generation with high financial exposure. Thus, starting in March 2015, generators began to obtain court injunctions to prevent such exposure. Such injunctions claimed that the GSF’s calculation methodology was incorrect and that it caused undue exposure to producers. From March to September, there was an exponential increase in the number of injunctions issued, which led to a paralysis of the market. In order to address this situation, the Brazilian federal government proposed (by means of Provisional Act No. 688) the renegotiation of the hydrological risk, enabling generators with Free Market contracts to transfer the exposure to consumers in exchange for a risk’s premium payment to be deposited in the so-called tariff band deposit account (the tariff band surcharges are deposited in such account and transferred to the distribution concessionaires) and would be indemnified for the losses suffered in 2015 by means of, among other measures, an extension of their power generation grants (concessions or authorizations, as the case may be) for up to 15 years. In other words, hydroelectric power plants would recover the costs incurred with GSF deficits retroactively to January 2015, and such recovery would form a “regulatory asset,” which would be amortized over the term of the concession/authorization. If the remaining concession/authorization period is insufficient (i.e. not long enough to amortize the regulatory asset), generating companies would have a concession/authorization extension (limited to 15 years). To be able to use the mechanism the companies have to waive all claims filed and all injunctions obtained, as well as waive any further rights they would have in connection with any such legal action. This mechanism enabled plants with contracts signed in the regulated market and the free market to renegotiate them. However, the system and mechanism for renegotiating are different in the two markets. In both, this mechanism functions as a hedge, in which the generators bear the high cost of reserve of energy, and they receive the amount stipulated by the spot market price for their generation.

In the Free Market, the system did not have the same acceptance levels that were present in the regulated market, since the value of the risk premium was too high and, in order to hedge their GSF exposure, the generation companies would have to acquire reserve energy contracts. For these reasons, and considering that there are other alternatives available in the free market to mitigate the hydrological risks, the voluntary negotiation, in general, was deemed inefficient by generation companies.

Consequently, acceptance of the mechanism by the regulated market was, approximately 90%. However, it was not accepted by the free market.

In 2016, the average GSF stood at 0.87, being impacted by low demand, excess generation and low storage in the North and Northeast regions.

Charges for Use of the Distribution and Transmission Systems

ANEEL oversees rate regulations that govern access to the distribution and transmission systems and establish rates: (i) TUSD; and (ii) TUST. Additionally, distribution companies of the South, South-East and Midwest parts of the grid pay specific charges for transmission of electricity generated at Itaipu. All these rates and charges are set by ANEEL. The following is a summary of each rate or charge:

TUSD

TUSD is paid to a distribution company by generation companies, other distribution companies and consumers, for the use of the distribution system to which they are connected. It is adjusted annually according to an inflation index, the variation in transmission costs, and regulatory charges. This adjustment is passed to customers of the distribution network in the Annual Rate Adjustment or Reviews.

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

Distribution rates

Distribution rates are subject to review by ANEEL, which has the authority to adjust and review rates in response to changes in electricity purchase costs, charges payments or transmissions payments, or other factors related to market conditions. ANEEL divides the costs of all distribution companies into: (1) costs that are beyond the control of the distributor, or “Portion A” costs; and (2) costs that are under the control of the distributor, or “Portion B” costs. The rate adjustment is based on a formula that takes into account the division of costs between the two categories.

Portion A costs include, among others, the following:

•	Regulatory Charges (CDE, TFSEE and PROINFA);

•	Costs of electricity purchased for resale (CCEARs, power from Itaipu, and bilateral agreements); and

•	Transmission charges (National grid, the Transmission Frontier grid, transport of electricity from Itaipu, use of network for connection to other transmission companies, use of networks of other distribution companies, and the ONS).

Portion B costs are those that are within the utility’s control, and include:

•	return on investment;

•	taxes;

•	regulatory default;

•	depreciation costs; and

•	costs of operation of the distribution system.

In general, Portion A costs are fully passed through to consumers. Portion B costs, however, are adjusted for inflation in accordance with the IPCA inflation index adjusted by the X Factor. Electricity distribution companies, according to their concession contracts, are also entitled to periodic reviews. These reviews mainly aim: (i) to ensure necessary revenues to cover efficient Portion B operational costs and adequate compensation for investments deemed essential for the services within the scope of each company’s concession; and (2) to determine the X factor.

The X factor is used to adjust the proportion of the change in the IPCA index that is used in the annual adjustments and to share the company’s productivity gains with final consumers.

In addition, distribution concessionaires are entitled to an extraordinary review of rates, on a case-by-case basis, in the event of unusual circumstances, to ensure their financial balance and compensate them for unpredictable costs, including taxes that significantly change their cost structure.

Item 4A.	Unresolved Staff Comments

Not Applicable.

Item 5.	Operating and Financial Review and Prospects

The information provided in this Item 5 in relation to the consolidated income statements for the years ended Decembe r 31, 2015 and 2014 were restated, when applicable, to give effect of the reclassifications fully described in Note 2.8 to our consolidated financial statements.

You should read the information contained in this section together with our consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, contained elsewhere in this annual report. The following discussion is based on our financial statements, which have been prepared in accordance with IFRS and presented in reais.

Basis of Measurement

The consolidated financial statements have been prepared based on historical cost, with the exception of the following material items recorded in the statement of financial position:

•	Non-derivative financial assets measured at fair value through profit or loss.

•	Financial assets held for trading measured at fair value.

•	Financial assets of the Concession measured by the New Replacement Value (“VNR”), equivalent to fair value.

•	Financial liabilities related to put options, measured at fair value through the Black-Scholes-Merton model.

Critical Accounting Policies

The following discussion describes those areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. The accounting estimates we make in these contexts require us to make assumptions about matters that are highly uncertain.

The discussion addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation. For more detailed information about our Critical Accounting Policies and Estimates, please refer to Note 2 to our audited consolidated financial statements as of December 31, 2016 (the “Financial Statements”).

Financial instruments

Financial liabilities relating to put options – The options to sell units in FIP Melbourne and FIP Malbec (‘the SAAG Put’) and the options to sell shares in RME and Lepsa (‘the Parati PUT’) were valued at fair value using the Black-Scholes-Merton (BSM) method. Both the options were calculated using the discounted cash flow method: for the SAAG Put option, up to the third quarter of 2016; and for the Parati Put option, up to the first quarter of 2016. The method used was changed, in the fourth and second quarters, respectively, to the BSM model. The Company calculated the fair value of these options having as a reference their respective prices obtained by the BSM model, valued on the closing date of the financial statements for the 2016 fiscal year.

Financial instruments available for sale: As from December 31, 2012, assets in this category include the financial assets of the transmission and distribution concession that were covered by Law No. 12,783 (of January 11, 2013). They are measured at New Replacement Value (Valor Novo de Reposição, or VNR), equivalent to fair value on the date of the Financial Statements. The Company recognizes a financial asset resulting from a concession contract when it has an unconditional contractual right to receive cash or another financial asset from, or under the direction of, the Concession-granting power for the services of construction or improvement provided.

Loans and Receivables

Loans and receivables –The category includes: Cash equivalents; Consumers and traders; Power transport concession holders; Financial assets of the concession not covered by Law No. 12,783; the CVA Account (for compensation of changes in Portion A costs) and Other financial components of tariff adjustments; Escrow deposits; and Traders – ‘Free Energy’ transactions.

Consumers and traders; Power transport concession holders; and Traders – transactions in ‘Free Energy’

Accounts receivable from Consumers and traders, and from power transport concession holders, are initially recorded at value, whether already invoiced or not, and measured by amortized cost. They include any direct taxes for which the company has the tax responsibility, less taxes withheld at source, which are considered to be tax credits.

The provision for doubtful receivables, for low and medium voltage consumers, is recorded based on estimates by Management, in an amount sufficient to cover probable losses. The principal criteria set by the company are: (i) For consumers with significant balances, the balance receivable is analyzed in the light of the history of the debt, negotiations in progress, and real guarantees. (ii) For other consumers, the following are provisioned: Debts from residential consumers more than 90 days past due; debts from commercial consumers more than 180 days past due; and debts more than 360 days past due from other consumers. These criteria are the same as those established by Aneel.

For large consumers an individual analysis is made of the debtors and of the actions in progress for receipt of the credits.

Assets linked to the concessions

Electricity distribution activity: The portion of the assets of the concession that will be totally amortized during the concession period is recorded as intangible and is completely amortized during the concession agreement period.

The amortization reflects the pattern of consumption of the rights acquired. It is calculated on the balance of the assets linked to the concession, by the straight-line method, based on the application of the rates set by Aneel for the electricity distribution activity.

The Company calculates the value of the assets which will not be fully amortized by the end of the concession agreement period, and reports this amount as a financial asset because it is an unconditional right to receive cash or other financial asset directly from the grantor.

The Company has measured the parcel of the assets that will be completely amortized by the end of the concession, assuming extension of its concession agreement for a further 30 years, as described in more detail in Note 4 to the Financial Statements.

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

When an asset is replaced, the net book value of the asset is written down as an expense in the Statement of income.

Transmission activity: For the new transmission concessions, granted after the year 2000, the costs related to construction of the infrastructure are recorded in the Statement of income as and when they are calculated, and a Construction Revenue is recorded based on the stage of conclusion of the assets, including the taxes applicable to the revenue and any profit margin.

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

Of the invoiced amounts of Permitted Annual Revenue (RAP), the portion relating to the fair value of the operation and maintenance of the assets is recorded as revenue in the Statement of income, and the portion relating to the construction revenue, originally recorded at the time of the formation of the assets, is used to recover the financial assets.

Additional expenditures incurred for purposes of capital expansion and improvements to the transmission assets generate additional cash flow, and hence this new cash flow is capitalized into the financial asset balance.

In counterpart to acceptance of the terms of renewal of the old transmission concessions, as described in more detail in Note 4 to the Financial Statements, the greater part of the transmission assets of the old concessions will be the subject of indemnity by the Concession-granting power, having already been written off on December 31, 2012, and an item in Accounts receivable having been posted corresponding to the estimated indemnity to be received.

Gas distribution activity: The portion of the assets of the concession that will be amortized in full during the concession is recorded as an Intangible asset and fully amortized over the period of the concession contract.

The amortization is calculated on the balance of the assets linked to the concession by the straight line method, applying amortization rates that reflect the estimated useful life of the assets.

The Company calculates the value of the assets which will not be fully amortized by the end of the concession agreement period, and reports this amount as a financial asset, because it is an unconditional right to receive cash or other financial asset directly from the grantor.

New assets are recorded initially in Intangible assets, valued at acquisition cost, including capitalized borrowing costs. When they start operation they are divided into a financial asset and an intangible asset, in accordance with a criterion mentioned in the previous paragraphs. When an asset is replaced, the net book value of the asset is written down as an expense in the Statement of income.

Intangible assets

Intangible assets comprise assets relating to: service concession contracts, and software. These are measured at total acquisition cost, less expenses of amortization.

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

Property, plant and equipment

Depreciation and amortization: These are calculated on the balance of property, plant and equipment in service and investments in consortia, on a straight-line basis, using the rates determined by Aneel for the assets related to electricity activities, which reflect the estimated useful life of the assets.

The depreciation rates applied to the Company’s property, plant and equipment assets are shown in Note 16 to the Financial Statements.

Assets not fully depreciated by the end of the concession will be reverted to the Concession-granting power and this non-depreciated portion will be indemnified.

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

The residual value is the balance remaining of the asset at the end of the concession, thus, as established in a contract signed between the Company and the federal government, at the end of the concession the assets will be reverted to the federal government which, in turn, will indemnify the Company for those assets that have not yet been totally depreciated. In cases where there is no indemnity at the end of the concession, no residual value is recognized, and the depreciation rates are adjusted so that all the assets are depreciated within the concession period. See more details in Note 14 to our Financial Statements.

Impairment

In assessing impairment, the Company uses historic trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

Benefits to employees

For the Company’s retirement benefit pension plan obligations, the liability recorded in the statement of financial position is the greater of: (a) the debt agreed upon with the foundation for amortization of the actuarial obligations, and (b) the present value of the actuarial obligation, as calculated by a qualified actuary, less the fair value of the plan’s assets, and adjusted for unrecognized actuarial gains and losses. In the business years presented, the expenses related to the debt agreed upon with the pension fund were registered in Financial revenue (expenses), because they represent interest and monetary updating. The other expenses on the pension fund were recorded as operational expenses.

Short-term benefits to employees: Employees’ profit shares specified in the Company’s by-laws are accrued for in accordance with the collective agreement established with the employee unions and recorded in Employees’ and managers’ profit shares in the Statement of income.

Income and Social Contribution taxes

Deferred income tax and Social Contribution tax assets are reviewed at each financial position date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Operational revenue

In general, for the Company’s business in the electricity, gas, telecommunications and other sectors, revenues are recognized when there is persuasive evidence of agreements, when delivery of merchandise takes place or when the services are provided, the prices are fixed or determinable, and receipt is reasonably assured, independently of whether the money has actually been received.

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

For the older transmission concessions, granted before 2000, the fair value of the operation and maintenance of the transmission lines and the remuneration of the financial asset are recorded as revenue in the Statement of income for each period.

The services provided include charges for connection and other related services; the revenues are accounted when the services are provided.

The ‘Portion A’ revenue and the Other financial items related to tariff adjustments are recognized in the statement of income when the costs effectively incurred are different from those incorporated into the electricity distribution tariff. For more details, see Note 14 to our Financial Statements.

The gain on adjustment of expectation of cash flow from the indemnifiable financial asset of the distribution concession arising from the variation in the fair value of the Remuneration Asset Base is presented as operational revenue, together with the other revenues related to the Company’s end-activity.

Financial revenue and expenses

Financial revenue includes interest income on funds invested, fee income for consumer payments made late, interest income on financial assets of the concession, and interest income on other financial assets. Interest income is recognized in the Statement of income using the effective interest method.

Financial expenses include: interest expense on borrowings; and foreign exchange and monetary variation on borrowing cost of debt, financings and debentures. Interest expense on the Company’s borrowings that is not capitalized is recognized in the Statement of income using the effective interest method.

Segment reporting

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

Mining and Energy Ministry Ministerial Order

On April 22, 2016, MME published its Ministerial Order No. 120, setting the deadline and method of payment of the remaining amount of the transmission indemnity related to the acceptance of the terms established by Federal Law No. 12,783/13.

The Ministerial Order determined that the amounts approved by ANEEL should become part of the Regulatory Asset Base for Remuneration (Base de Remuneração Regulatória, or “BRR”), that is the basis for the payment of transmission revenue, and that the cost of capital should be added to the related RAP.

The amount will be indexed to the Expanded Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or “IPCA”). The capital cost remuneration and the depreciation of the Regulatory Asset Base not incorporated since 2013, the date of the extensions of the concessions up to the tariff-setting process of 2017, is to be adjusted by the real cost of capital of the transmission segment, as set by ANEEL in the methodologies of the Periodic Tariff Review of the Revenues of Existing Concessions – currently 10.44% p.a. – to be paid over a period of eight years, through the RAP.

The Ministerial Order will be submitted to Public Hearings to be held by ANEEL scheduled for the second half of 2016 and the first half of 2017.

In 2016, we recognized, in our consolidated income statement, an amount of R$751 million related to transmission indemnity revenue.

Principal Factors Affecting our Financial Performance

Analysis of Electricity Sales and Cost of Electricity Purchased

Electricity rates in Brazil, related to electricity distribution companies’ sales to regulated customers, are set by ANEEL, which has the authority to readjust and review rates in accordance with the applicable provisions of the concession contracts. See “Item 4: The Brazilian Power Industry—Rates”.

We charge regulated consumers for their actual electricity consumption during each 30-day billing period at specified rates. Certain large industrial consumers are charged according to the electricity capacity contractually made available to them by us, with adjustments to those rates according to consumption during peak demand time as well as capacity requirements that exceed the contracted amount.

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

	Year ended December 31,
	2016	2015	2014
Electricity sales:
Average rate to final consumers (R$/MWh)
Industrial rate	276.80	251.69	184.16
Residential rate	788.52	742.42	517.58
Commercial rate	663.17	614.86	435.65
Rural rate	409.23	416.27	267.85
Public services rate and others	464.45	473.41	320.05
Total sales to final consumers (GWh)
Industrial consumers	19,494	22,969	26,026
Residential consumers	9,916	9,830	10,014
Commercial consumers	6,573	6,434	6,395
Rural consumers	3,575	3,380	3,390
Public services and other consumers	3,488	3,422	3,462
Average rate (R$/MWh)	474.85	441.03	302.53
Total revenues (R$million)	20,458	20,319	14,922
Sales to distributors:
Volume (GWh)	12,509	10,831	14,146
Average rate (R$/MWh)	237.61	203.77	163.30
Total revenues (R$million)	2,972	2,207	2,310
Distribution Rates

Our operational results have been significantly affected by fluctuations in the levels of rates that CEMIG D is authorized to charge for distribution of electricity. The process of setting rates in Brazil has been influenced, historically, by government attempts to control inflation. With the restructuring of the Brazilian electricity sector, which began in 1995, and under the terms of the renewal of the concession contract that we signed with ANEEL in 1997, there have been significant changes in the process of setting tariffs.

Every year, in May, ANEEL issues a resolution that establishes the average annual rate adjustment for our distribution company, CEMIG D. This rate (usually a positive figure, indicating an increase) was 3.06% in 2013, 16.33% in 2014 and 7.07% in 2015.

In January 2013, the Brazilian federal government enacted Law No. 12,783, which removed some charges imposed on providers of electricity, reducing (i) the prices of electricity sold by those generators that had their concession agreements renewed, and (ii) the prices for transmission of electricity, due to reduction of the RAP of those transmission companies that had their concessions renewed. On January 24 of that year, ANEEL set new tariffs for the distributors, to pass through the effects of that law to consumers. This adjustment was made by an Extraordinary Tariff Review, for all distributors. For CEMIG, this tariff adjustment represented a reduction of invoiced revenue of 22%.

However, this adjustment did not affect our operational revenue, because it was applied only in the costs of Portion A, which are the costs which are not controllable.

On May 28, 2016, ANEEL defined the annual tariff adjustment for CEMIG D: an increase of 3.78%. This increase had the following components: (i) an increase of 0.20% due to the Tariff Adjustment Index; (ii) an increase of 4.19% due to the variation in Portion A costs (CVA – non-manageable costs); and (iii) an increase of 0.61% related to other financial adjustments. The average annual tariff adjustments of CEMIG D in 2016, 2015 and 2014, and the revisions of their respective components were as follows:

	2016	2015	2014
Average annual/periodic rate adjustment	3.78%	35.83%	14.76%
Components
Tariff adjustment index	0.20%	29.99%	10.77%
Inter-year variation in fixed costs (CVA)	4.19%	6.97%	2.78%
Other financial adjustments	0.61%	(1.12)%	1.21%

On February 27, 2015, ANEEL defined new rates for electricity distributors. This adjustment was made by an Extraordinary Tariff, applicable to all distributors. This adjustment applied a specific and simplified calculation procedure to treat material change costs of CDE and power purchase. For CEMIG, this tariff adjustment represented an increase of 28.8% in their tariffs, effective from March 2, 2015 to April 7, 2015.

On April 8, 2015, ANEEL determined the annual tariff adjustment to be applied to CEMIG D. This adjustment resulted in an average increase of 12.61% in electricity tariffs paid by CEMIG D’s customers, effective from April 8, 2015 to April 7, 2016.

On May 24, 2016, ANEEL determined that the annual tariff adjustment should be applied to the tariffs of CEMIG D. The result was an average increase in consumer electricity rates by 3.78%, in effect as of May 28, 2016 and until May 27, 2017.

Transmission Rates

The revenue adjustment of the electricity transmission grids owned by CEMIG, as specified by the concession contract, is made annually in June. The concession contract previously established a four-year period between periodic revisions. Law No. 12,783/2013 determined the extension of concessions of distribution and transmission services which were established under §5º of article 17 of Law No. 9,074/1995, and this extension occurred based on the granting authority decision, for the term of 30 years. As a result the concession agreements were amended and the term to provide the periodic revisions changed to a frequency of every five years, from 2013 onward.In 2010, ANEEL approved the results for the second periodic revision, again with a reassessment of the entire asset base of CEMIG GT. The results were released by means of Resolution No. 988 enacted on June 18, 2010, setting a decrease in annual revenue of 15.88%. This was retroactively applied to 2009, since the regulator had been working on the definition of the rules to be applied for this revision.

The concession contract provides that revenues must be restated for inflation annually. Until January 2013, the index used to restate for annual inflation was the General Market Price inflation Index, or IGP-M. The IGP-M posted inflation of 4.26% from June 2011 to May 2012, increasing the revenue for the 2012–2013 cycle. In June 2011, ANEEL approved an increase in the transmission revenue of 5.0%. After the implementation of Law No. 12,783/2013, from 2013 onward concession contracts are amended to set IPCA inflation as the index used for the annual adjustment of transmission companies’ Permitted Annual Revenue (Receita Annual Permitida, or “RAP”).

At the end of 2012, the federal government renewed CEMIG’s transmission concession and reduced its revenue, from January 2013, to R$148 million per year. It also removed from the amount of revenue two taxes previously included: the “Government Employees” Pension Fund Contribution’ (Programa de Formação do Patrimônio do Servidor Público, or “PASEP”) and the “Contribution to Finance Social Security” (Contribuição para o Financiamento da Seguridade Social, or “COFINS”).

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

In July 2015, CEMIG GT’s RAP had an adjustment increased by 23.6%, due to an inflation adjustment to revenue already approved based on the IPCA index and also due to the recognition of new reinforcements. CEMIG Itajubá, in turn, had an increase of 4.1% of revenue approved for the 2015-2016 cycle, relating to the two concessions, totaling R$270.7 million.

In July 2016, CEMIG GT’s RAP was increased by 26.2%, as a result of an inflation adjustment to the revenue previously approved based on the IPCA index, and also due to recognition of new improvements strengthening the transmission network. The substation that had been put out to tender, CEMIG Itajubá, which is No. 079/2000, was awarded a positive adjustment of 3.0%. The increase for the Itajubá facility was lower than average inflation as measured by the IGP-M index, due to the reduction of the RAP for this concession starting on the first half of 2017. The approved revenue for the 2016-17 period, for the two concessions, is an aggregate of R$340 million.

Rationing of Electricity and Government Measures to Compensate Electricity Concession Holders

In late 2000 and early 2001, low levels of rainfall, significant growth in demand for electricity, and Brazil’s significant dependence on hydroelectric generation sources resulted in an abnormal fall in levels at several of the reservoirs used by Brazil’s largest hydroelectric generation plants. In May 2001, the federal government announced a group of measures mandating reduction in consumption of electricity in response to those conditions. Under these measures, electricity distribution and generation companies (such as CEMIG) were reimbursed for the losses of revenue resulting from the rationing imposed by the federal government, arising either from lower sales volume, or lower sales prices of electricity, or from having purchases of electricity made on the CCEE. This compensation was given in the form of the right to charge extraordinary increases in electricity tariffs to consumers over a future period, which averaged 74 months, and ended in March 2008.

However, the New Industry Model (one of the principal purposes of which is to guarantee supply of electricity) created auctions for the Regulated Market, in which it is possible to buy electricity from new plants to be built to guarantee supply. Since the New Industry Model was introduced, contracts for supply of approximately 47 MW from new generation capacity to be provided by new-build plants have been placed in these auctions, supply to start over the period from 2008 through 2017.

Of this amount, a total of 5.97 MW was contracted in ‘Reserve Auctions’ – that is to say, this power capacity is not committed to any contract, or to any minimum supply level.

In the rainy season of late 2012 and early 2013 (November 2012 through March 2013), there was much less rainfall than expected in Brazil’s Southeastern region, and due to this situation the thermoelectric plants were activated to generate complementary supply to meet the system’s electricity consumption needs. In this period the principal strategy of the National System Operator (Operador Nacional do Sistema Elétrico – ONS) was to preserve storage capacity in the reservoirs of hydroelectric plants, to ensure supply of the system’s energy needs over the whole of the year 2013.

This resulted in a high level of expenses on thermoelectric generation, and a sustained increase in the spot market price, which averaged R$121.29/MWh in July 2013.

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

Again in the rainy season of late 2014 and early 2015 the rainfall in the Southeast was below the historic average, completing two consecutive rainy seasons with low precipitation in the Southeast. As the reservoirs finished 2014 with the lowest recorded historic level, the ONS continued to dispatch all the thermoelectric generation through 2015 and hope for a load reduction. By March 2015, the government decided to remove some subsidies in the energy tariff leading it to a rise of 50%, this tariff rise and the industrial load reduction due to the effect of economy recession gave the system a relief in the first semester of 2015.

During the winter (dry season) of 2015, the climate began to change due to the effect of El Niño (climate phenomenon that occurs when Pacific Ocean gets warmer than average). This phenomenon affects the rain in Brazil bringing more rain to the south and less to the north and northeast. With rain in the south being above average from June through December, the system ended 2015 with a reservoir condition better than it did in 2014. By 2016, still under El Niño’s effect the Southeast had an above historic average rainfall in January leading to a great recover in the south east reservoir. Due to these improved conditions for hydroelectric generation, in February 2016 the ONS began to reduce thermoelectric generation.

With the drop in energy consumption and increased rainfall, close to the historical average in the rainy season, pressure on the operation of the system was relieved in 2016, which enabled the gradual shutdown of the thermal plants that were operating due to energy security. However, the northern and northeastern regions continued to have shortages and recorded historically low rainfall. As a result, some thermal plants in that region remained in operation. In 2016, the average PLD was R$ 93.98 / MWh with a ceiling of R$ 422.56 / MWh.

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

Operating Results

Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Net operating revenues

Net operating revenues decreased by 14.15% from R$21,868 million in 2015 to R$18,773 million in 2016 mainly due to a negative effect of R$ 1,455 million in CVA (compensation for changes in ‘Portion A’ items ) and Other financial components in tariff increases in 2016 as compared to a positive effect of R$ 1,704 million in 2015. This decrease in CVA (compensation for changes in ‘Portion A’ items) and Other financial compenents in tarrif revenues was mainly due to the reduction in the costs of acquiring electricity at auction in 2016, as compared to the costs used as the basis for tariffs. This generated a financial liability for CEMIG, which, in turn, resulted in an amount to be reimbursed to consumers in the next tariff adjustment.

	2016	% of net operating revenues	2015	% of net operating revenues	2016 versus 2015%
	(in millions of R$)		(in millions of R$)
Electricity sales to final consumers	20,458	109.0	20,319	92.9	0.68
Revenue from wholesale supply to other concession holders	2,972	15.8	2,207	10.1	34.66
CVA (compensation for changes in ‘Portion A’ items ) and Other financial components in tariff increases	(1,455)	(7.8)	1,704	7.8	(185.39)
Revenue from use of the electricity distribution systems – TUSD	1,705	9.1	1,465	6.7	16.38
Transmission concession revenue	312	1.7	261	1.2	19.54
Transmission indemnity revenue	751	4.0	101	0.5	653.56
Adjustment to expectation of cash flow from indemnifiable Financial asset of the distribution concession	8	—	576	2.6	(98.61)
Revenue from financial updating of the Concession Grant Fee	300	1.6	—	—	—
Construction revenues	1,193	6.4	1,252	5.7	(4.71)
Transactions in electricity on the CCEE	161	0.9	2,425	11.1	(93.36)
Supply of gas	1,444	7.7	1,667	7.6	(13.38)
Other operating revenues	1,421	7.6	1,440	6.6	(1.32)
Deductions from revenue	(10,497)	(55.9)	(11,549)	(52.8)	(9.11)
Total net operating revenues	18,773	100.0	21,868	100.0	(14.15)

Electricity sales to final consumers

Total revenue from electricity sales to final consumers (excluding CEMIG’s own consumption) was R$20,458 million in 2016, representing an increase of 0.68% as compared to 2015 (R$20,319 million).

The main items that affected total revenue from electricity sales to final consumers were:

•	The Extraordinary Tariff Adjustment (RTE) for CEMIG D, which resulted in an average increase in consumers’ tariffs of 28.76%, beginning on March 2, 2015 (full effect in 2016).

•	The annual tariff adjustment for CEMIG D, with average increase on consumer tariffs of 7.07%, effective from April 8, 2015 (full effect in 2016).

•	The Annual Tariff Adjustment for CEMIG D, with average increase on consumer tariffs of 3.78%, effective from May 28, 2016.

•	Reduction of Consumer charges – ‘Tariff Flag’ amounts, to R$ 360 million in 2016, compared to R$ 1.067 billion in 2015, due to the improvement in the hydroelectric reservoir water storage levels, enabling lower additional charges to be made in 2016 under the ‘Flag’ system of temporary additional tariffs.

•	Volume of electricity sold in 2016 was 6.49% lower than in 2015.

Market Evolution

The total for sales of CEMIG’s consolidated electricity market comprises sales to: (i) regulated consumers in our concession area in the State of Minas Gerais, (ii) free consumers in both the State of Minas Gerais and other states of Brazil, in the Free Market, (iii) other agents of the electricity sector – traders, generators and independent power producers, also in the Free Market, (iv) distributors, in the Regulated Market; and (v) sales in the CCEE, eliminating transactions between companies of the CEMIG Group.

As illustrated in the table below, the total volume of electricity sold by CEMIG in 2016 decreased by 2.3% as compared to 2015:

	GWh
	2016	2015	Var %
Residential	9,916	9,830	0.9
Industrial	19,494	22,969	(15.1)
Commercial, Services and Others	6,573	6,434	2.2
Rural	3,575	3,380	5.8
Public Power	886	892	(0.7)
Public Illumination	1,350	1,326	1.8
Public Service	1,252	1,204	4.0
Subtotal	43,046	46,035	(6.65)
Own Consumption	37	38	(2.6)
	43,083	46,073	(6.5)
Supply to Other Concessionaires (1)	12,509	10,831	15.5
Total	55,592	56,904	(2.3)

(1)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Comments on the various consumer categories:

Residential: Residential consumption in 2016 was 0.87% higher than in 2015. This increase is partly due to the 160,000 new consumer connections made in 2016, which was partially offset by a reduction in average monthly consumption per consumer of 1.35%, at 124.6 kWh/month in 2016, compared to 126.3 kWh/month in 2015.

Industrial: Total volume of electricity consumed by regulated and free industrial clients was 15.13% lower than in 2015. This decrease was due to the following:

—	Lower availability of power for sale due to the imposition of conditions for renewal of concessions (UHE São Simão, Miranda, Jaguara and Volta Grande) – this supply was redirected to the Physical Guarantee Quota regime.

—	Lower consumption by industrial clients due to the continuing retraction in economic activity in Minas Gerais, principally in mining, and nationally, as well as decreased levels of activity in the international economy.

Commercial, Services and Others: Consumption was 2.16% higher, mainly due to a higher volume of electricity invoiced by CEMIG GT and its wholly-owned subsidiaries to free clients, which was partially offset by the lower volume invoiced to captive clients of CEMIG D.

Rural: Consumption by rural users increased by 5.8% in 2016, which was mainly due to the low volume of rain in the rainy season (from February to April) in 2016, and higher temperatures during the first half of the year, which led to increased use of irrigation systems.

Revenue from Use of Distribution Systems (the TUSD charge)

Revenue from the Tariff for Use of the Distribution System (Tarifa de Uso do Sistema de Distribuição, or TUSD) is derived from the tariff charged to free consumers for transport of electricity sold. In 2016, this revenue totaled R$1,705 million, representing an increase of 16.38% as compared to 2015 (R$1,465 million).

The main items that affected the revenue from use of distribution systems are as follows:

—	Volume of electricity distributed increased by 10.92%, mainly due to resumption of production by the ferro-alloys sector in 2016.

—	A tariff effect of 96.21% in 2015, due to the Extraordinary Tariff Adjustment as from March 2, 2015, and the Annual Tariff Adjustment of April 2015 (full effect in 2016).

—	Reduction of 0.52% in the tariff for free consumers, given in the annual tariff adjustment of May 28, 2016.

The CVA Account and Other financial components, in tariff increases

CEMIG recognizes the difference between actual non-controllable costs (in which the CDE and electricity bought for resale are significant components) and the costs that were used as the basis for determining the rates charged to consumers. The amount of this difference is passed through to clients in CEMIG D’s next tariff adjustment. In 2016, this resulted in a reduction of R$ 1,455 million in revenue, as compared to an increase of R$ 1,704 million in 2015. This decrease in revenues is mainly due to the reduction in the costs of acquiring electricity at auction in 2016, as compared to the costs used as the basis for tariffs. This generated a financial liability for CEMIG, thereby resulting in an amount to be reimbursed to consumers in the next tariff adjustment.

Adjustment to expectation of cash flow from the indemnifiable Financial asset of the distribution concession

We realized a gain of R$ 8 million on an adjustment to the expectation of cash flow from the indemnifiable financial asset of the distribution concession compared to a gain of R$ 576 million in 2015. This decrease was due to the reduction in the estimate of the financial assets to be indemnified at the end of the concession, following the renewal of the concession contract in December 2015. Please refer to Note 14 to our financial statements for more details.

Transmission indemnity revenue

In 2016, we recognized transmission indemnity revenue of R$ 751 million as a result of the following:

•	R$ 20 million relating to the difference between the amount of the Preliminary Revision made by ANEEL on February 23, 2015 of the Opinion sent by CEMIG, R$ 1,157 million, and the Final Revision;

•	R$ 90 million representing the difference between the variations resulting from the IGP-M index and the IPCA index – since CEMIG had updated the balance receivable, up to May 2016, by the IGP-M;

•	R$ 438 million, representing the cost of own capital, calculated on the basis of 10.44% p.a.;

•	R$ 44 million for monetary updating by the IGP-M index, up to May 2016, of the balance of indemnity receivable; and

•	R$ 159 million for updating of the balance of indemnity receivable, by the IPCA index and by the cost of capital, in accordance with Mining and Energy Ministry Order 120, in the period July through December 2016.

Revenue from transactions in electricity on the CCEE

Revenue from transactions in electricity on the CCEE was R$ 161 million in 2016 compared to R$ 2,425 million in 2015 – a year-on-year reduction of 93.36%.

This decrease in revenue from transactions in electricity on the CCEE was due to a decrease in the volume of electricity available for settlement in the wholesale market during 2016, mainly due to the supply generated by the São Simão plant being allocated to the Regulated Market beginning on September 16, 2015, under the ‘quota’ regime, in accordance with the requirements of Ministerial Order 432/2015. The revenues that CEMIG recognizes from that plant currently comprise only the revenues from provision of the services of operation and maintenance of the plant. Thus, the volume of electricity becoming available from CEMIG was used to comply with its contracts with final consumers and other concession holders.

Revenue from supply of gas

CEMIG reported revenue from the supply of gas totaling R$ 1,444 million in 2016, compared to R$ 1,667 million in 2015, a decrease of 13.38%. This reflects a lower volume of gas sold (1,066,351 m³ in 2016, compared to 1,414,464 m³ in 2015), which was partially offset by increases in tariffs.

Construction revenues

Construction and infrastructure revenue related to transmission and distribution totaled R$ 1,193 million in 2016, compared to R$ 1,252 million in 2015, representing a decrease of 4.71%. Construction and infrastructure revenue is fully offset by construction costs, of the same amount, and corresponds to CEMIG’s investments in concession assets.

Revenue from financial updating of the Concession Grant Fee

In 2016, we recognized the revenue from financial updating of the Concession Grant Fee, in the amount of R$ 300 million. This revenue resulted from updating by the IPCA index, plus remuneratory interest, on the Concession Grant Fee for the concession awarded as Lot D of Auction 12/2015. For more details please see Note 14 to our consolidated financial statements.

Deductions from Revenue

Taxes and charges applied to revenue in 2016 were R$ 10,497 million, or 9.11% lower than in 2015 (R$ 11,549 million).

CDE

The amounts of payments to the Energy Development Account (CDE) are decided by an ANEEL Resolution. The purpose of the CDE is to cover costs of concession indemnities; tariff subsidies; the subsidy for balanced tariff reduction; the low-income consumer subsidy; the coal consumption subsidy; and the Fuels Consumption Account (CCC).

Charges for the CDE in 2016 were R$ 2,074 million, compared to R$ 2,870 million in 2015. This is a non-manageable cost: the difference between the amounts used as a reference for setting of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Consumer charges – the “Tariff Flag” system

Charges to consumers arising from the Tariff Flag system were lower, at R$ 360 million in 2016, compared to R$ 1,067 million in 2015, due to the improvement in the hydroelectric reservoir water storage levels, which enabled lower additional charges to be made in 2016 under the ‘Flag’ system of temporary tariff increases.

Other taxes and charges on revenue

The other significant deductions from revenue are taxes, which are calculated as a percentage of sales revenue. Thus their variations arise, substantially, from the changes in revenue.

Operating costs and expenses

Operating costs and expenses, excluding Financial Revenue (expenses) in 2016 were R$ 15,904 million, a decrease of 13% as compared to 2015 (R$ 18,287 million). For more information please refer to Note 26 to our consolidated financial statements.

The following table illustrates the components of operating costs and expenses in 2016 and 2015 expressed as a percentage of net operating revenues:

	2016	% of net operating revenues	2015	% of net operating revenues	2016 versus 2015%
	(in millions of R$)		(in millions of R$)
Electricity purchased for resale	(8,273)	(44.1)	(9,542)	(43.6)	(13.3)
Gas purchased for resale	(877)	(4.7)	(1,051)	(4.8)	(16.6)
Charges for the use of the national grid	(947)	(5.0)	(999)	(4.6)	(5.2)
Depreciation and amortization	(834)	(4.4)	(835)	(3.8)	(0.1)
Personnel	(1,643)	(8.8)	(1,435)	(6.6)	14.5
Employees’ and managers’ profit shares	(7)	—	(137)	(0.6)	(94.9)
Outsourced services	(867)	(4.6)	(899)	(4.1)	(3.6)
Post-employment obligations	(345)	(1.8)	(156)	(0.7)	121.2
Materials	(58)	(0.3)	(154)	(0.7)	(62.3)
Operating provisions	(704)	(3.8)	(1,401)	(6.4)	(49.8)
Construction costs	(1,193)	(6.4)	(1,252)	(5.7)	(4.7)
Other operating expenses, net	(156)	(0.8)	(426)	(1.9)	(63.4)

Total operating costs and expenses	(15,904)	(84.7)	(18,287)	(83.6)	(13.0)

The following are the main variations in operating costs and expenses between 2016 and 2015:

Expenses due to electricity purchased for resale in 2016 was R$8,273 million, compared to R$9,542 million in 2015, representing a decrease of 13.3%. The main factors contributing to such decrease were:

•	Expenses on electricity acquired at auctions decreased by 36.15%, totalling R$ 2,540 million in 2016, as compared to R$ 3,978 million in 2015, mainly due to certain thermal plants being deactivated in 2016 due to the improvement in the level of the reservoirs of the hydroelectric plants in the system, with a resulting reduction in the expense on combustion fuel for those plants.

•	The expense on electricity from Itaipu Binacional decreased by 34.03% and totaled R$ 1,144 million in 2016, compared to R$ 1,734 million in 2015 when indexed to the U.S. dollar. This decrease was mainly due to the reduction of the tariff, which was US$ 38.07/kW per month in 2015, as compared to US$ 25.78/kW per month in January 2016.

•	The expense on electricity bought in the free market increased by 18.72%, at R$ 3,279 million in 2016, compared to R$ 2,762 million in 2015. This reflects the 24.41% increase in volume of purchases by CEMIG GT, at 19,002,578 MWh in 2016, compared to 15,273,685 MWh in 2015, as a result of the reduction in CEMIG GT’s total generation capacity resulting from the termination of the concessions for certain of CEMIG GT’s plants, which began to be operated under the ‘Physical Guarantee Quota’ regime. In addition, this increase was due to an increase of 113.10% in CEMIG D’s purchases of supply through physical quota guarantee contracts (R$ 537 million in 2016, compared to R$ 252 million in 2015);

•	The cost of purchases of supply in the spot market was 18.61% lower at R$ 761 million in 2016 compared to R$ 935 million in 2015), reflecting the lower cost of electricity in the wholesale market in 2016.

Charges for the use of the national grid totaled R$ 947 million in 2016, 5.21% less than in 2015 (R$ 999 million).

This expense is payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. The amounts to be paid by CEMIG are set by an ANEEL Resolution.

Operational provisions in 2016 totaled R$ 704 million, compared to R$ 1,401 million in 2015, a decrease of 49.75%. This decrease was mainly due to an adjustment in the losses recorded previously for the Parati investment options, in the amount of R$ 55 million, which compares with a provision of R$ 1,079 million in 2015 – primarily reflecting an increase of 76.24% in 2016 in the stock price of Light (an important variable in calculating the fair value of the put option on the Black-Scholes-Merton model) and the payment of R$ 498 million in dividends to the companies of the Parati group in 2016, which resulted in the reduction of R$ 702 million in the option exercise price. More details on the criteria for making of these provisions are in Note 15 to our consolidated financial statements (under Put options).

Personnel expenses were R$ 1,643 million in 2016, compared to R$ 1,435 million in 2015, an increase of 14.48%. This increase was mainly due to the following:

—	Salary increases of 3% from March 2015 (full effect in 2016), as a result of a court-negotiated settlement following application from organizations representing the employees.

—	Salary increases, under the Collective Agreement, of 10.33%, which came into effect in November 2015 (full effect in 2016).

—	Salary increase of 8.50% under the Collective Work Agreement, which came into effect in November 2016.

—	Recognition, in 2016, of an expense of R$ 93 million on the voluntary retirement plan.

Expenses on raw materials and inputs for production of electricity in 2016 totaled R$ 0.04 million, compared to R$ 84 million in 2015. This decrease was due to a suspension in the operation of the Igarapé thermal plant beginning in August 2015, in accordance with a decision by the National System Operator (ONS), which resulted in CEMIG no longer needing to buy the fuel oil needed to operate that plant.

Construction costs in 2016 totaled R$ 1,193 million, or 4.71% less than in 2015 (R$ 1,252 million). This line records CEMIG’s investment in assets of the transmission and distribution concessions in the period, and is fully offset by the line Construction Revenue, in the same amount.

The expense on employees’ and managers’ profit shares in 2016 was R$ 7 million, compared to R$ 137 million in 2015. This decrease was due to the lower profit (basis of calculation for profit shares).

The impact of CEMIG’s post-retirement liabilities on the bottom line was an expense of R$ 345 million, in 2016, compared to an expense of R$ 156 million in 2015 due to the higher cost arising from the Pension Fund and the Health Plan in 2016. Also, alterations were made to the life insurance structure in 2015, which changed the maximum limit of capital insured. This caused a reduction in the post-retirement obligations for 2015, of R$ 74 million, which is posted in the profit and loss account.

In 2016, CEMIG reported an expense of R$ 877 million for the acquisition of gas, compared to an expense of R$ 1,051 million in 2015, a reduction of 16.56%. The lower figure reflects a lower volume of gas purchased (1,063,677 m³ in 2016 compared to 1,405,732m³ in 2015).

Fair value gain (loss) on stockholding transactions

In 2015, CEMIG posted a gain of R$729 million relating to valuation at fair value of the assets of Aliança. For more details please refer to Note 15 to our consolidated financial statements.

Adjustment for impairment in value of investments

In 2016, CEMIG posted an adjustment for a reduction in value of investments of R$ 763 million related to its investment in Renova. Renova incurred losses totaling R $1,101 million for the year ended December 31, 2016, had negative working capital of R$ 3,211 million as of December 31, 2016 and presented negative cash flow generation. The main reasons for these negative financials are: (i) energy purchases Renova was forced to make to comply with previous commitments because of a delay in certain wind farms becoming operational; (ii) substantial investments Renova made in the construction of the Alto Sertão III wind farm; (iii) a delay in obtaining BNDES long-term financing; (iv) Renova’s failure to meet certain covenants and obtain creditors’ approval in 2016, which resulted in certain long-term debt being reclassified as current liabilities and (v) losses resulting from its Terraform operation. In addition, currently Renova is late on certain payments and in negotiation with creditors under several contracts. As a result, Renova’s management has been taking various measures to rebalance its liquidity and cash generation structure such as selling assets, decreasing administrative and operational structure and administrative costs, increasing shareholders’ commitment of financial support, entering into long-term financing with the BNDES, starting cash flow equalization projects and seeking the consent of creditors to reclassify certain current debts as noncurrent liabilities.

As part of its strategy to restore the balance of its capital structure and the sustainability of the business in the long term, on April 18, 2017, Renova, Renovapar S.A. and AES Tietê Energia S.A., with Nova Energia Holding S.A. (“Nova Energia”) as consenting party, signed an Agreement for Sale of Shareholding Interests in the Alto Sertão II Wind Farm Complex. Under the agreement, AES undertakes to acquire 100% of the shares of Nova Energia for R$ 600.0 million. Nova Energia controls the sub-holding company Renova Eólica Participações S.A., which owns 100% of the 15 special-purpose companies which comprise the Alto Sertão II Wind Power Complex. The total value of the transaction has the potential to reach R$ 700.0 million by earn-out – with half of this amount, that is to say up to R$ 50 million, to be retained in an escrow account with release conditional upon performance of the Alto Sertão II Complex after a period of five years from the date of completion of the transaction. The completion of the transaction is subject to certain conditions precedent stated in the agreement, including approval by government bodies and creditors.

For additional information, see Note 15 to our consolidated financial statements.

Equity in earnings of unconsolidated investees, net

In 2016, CEMIG reported a loss by the equity method of R$ 302 million, which compares with a gain of R$ 393 million reported in 2015. This mainly reflects the loss of R$ 373 million reported by Renova in 2016, which is mainly due to an impairment of the investment in Terraform, a write-off of the put option with SunEdison and an impairment of R$ 68 million posted by Guanhães. For more details please refer to Note 15 to our consolidated financial statements.

Net Financial Expenses

Net financial expenses totaled R$ 1,437 million in 2016, compared to net financial expenses of R$ 1,341 million in 2015. The main factors contributing to this increase in net financial expenses were:

•	Costs of loans and financings increased 39.11%, totaling R$ 1,928 million, as compared to R$ 1,386 million in 2015. The higher cost of debt indexed to the CDI rate in 2016, and also the higher variation in the CDI rate itself: 14.06% in 2016, compared to 13.23% in 2015.

•	Expense on monetary variation in loans and financings decreased by 36.69%, at R$ 245 million in 2016, compared to R$ 387 million in 2015 – mainly due to the lower inflation rate posted by the IPCA index (6.29% in 2016, compared to 10.67% in 2015).

•	The expense on foreign exchange variation was 79.65% lower in 2016, at R$ 35 million, compared to R$ 172 million in 2015 – reflecting the appreciation of the real against the U.S. dollar in 2016 (by 16.54%), compared to a depreciation of 47.01% in 2015.

Income Tax and the Social Contribution Tax

In 2016, the expense on income tax and the Social Contribution tax totaled R$ 33 million, on income before income tax and social contribution tax of R$ 367 million, an effective tax rate of 8.99%.

In 2015, the expense on income tax and the Social Contribution tax totaled R$ 893 million, on income before income tax and social contribution tax of R$ 3,362 million, an effective tax rate of 26.55%. There is a reconciliation of these effective tax rates with the nominal tax rates in Note 10 to our consolidated financial statements.

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

Net operating revenues

Net operating revenues increased 11.6% from R$19,595 million in 2014 to R$21,868 million in 2015. The following table illustrates the components of net operating revenues for 2015 and 2014 expressed as a percentage of net operating revenues.

	2015	% of net operating revenues	2014	% of net operating revenues	2015 versus 2014%
	(in millions of R$)		(in millions of R$)
Electricity sales to final consumers	20,319	92.9	14,922	76.2	36.2
Revenue from wholesale supply to other concession holders	2,207	10.1	2,310	11.8	(4.5)
CVA (compensation for changes in ‘Portion A’ items ) account and Other financial components of tariffs	1,704	7.8	1,107	5.6	53.9
Revenue from use of the electricity distribution system – TUSD	1,465	6.7	855	4.4	71.3
Revenue from use of the concession transmission system	261	1.2	557	2.8	(53.1)
Transmission indemnity revenue	101	0.5	420	2.1	(76.2)
Adjustment to expectation of cash flow from indemnifiable Financial asset of the distribution concession	576	2.6	55	0.3	947.3
Construction revenues	1,252	5.7	941	4.8	33.0
Transactions in electricity on the CCEE	2,425	11.1	2,348	12.0	3.3
Supply of gas	1,667	7.6	422	2.2	295.0
Other operating revenues	1,440	6.6	1,284	6.6	12.1
Deductions from revenue	(11,549)	(52.8)	(5,626)	(28.7)	105.3
Total net operating revenues	21,868	100.0	19,595	100.0	11.6

Electricity sales to final consumers

Total revenue from electricity sales to final consumers (excluding CEMIG’s own consumption) was R$20,319 million in 2015, representing an increase of 36.2% over 2014 (R$14,922 million).

The main items that affected the revenue are as follows:

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

Market Evolution

The total for sales of CEMIG’s consolidated electricity market comprises sales to: (i) regulated consumers in CEMIG’s concession area in the State of Minas Gerais, (ii) free consumers in both the State of Minas Gerais and other States of Brazil, in the Free Market, (iii) other agents of the electricity sector – traders, generators and independent power producers, also in the Free Market, (iv) distributors, in the ACR; and (v) sales in the CCEE, eliminating transactions between companies of the CEMIG Group.

The total volume of electricity sold by CEMIG in 2015 was 10.3% less than in 2014. The following table illustrates the volume of electricity sold by CEMIG to each segment of the electricity market in 2015 and 2014:

	GWh
	2015	2014	Var %
Residential	9,830	10,014	(1.8)
Industrial	22,969	26,026	(11.7)
Commercial, Services and Others	6,434	6,395	0.6
Rural	3,380	3,390	(0.3)
Public Power	892	891	0.1
Public Illumination	1,326	1,298	2.2
Public Service	1,204	1,273	(5.4)
Subtotal	46,035	49,287	(6.6)
Own Consumption	38	37	2.7
Subtotal	46,073	49,324	(6.6)
Supply to Other Concessionaires (1)	10,831	14,146	(23.4)
Total	56,904	63,470	(10.3)

(1)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Comments on the various consumer categories:

•	Residential: Residential consumption in 2015 was 1.84% lower than in 2014. This reflects a reduction of consumption which was a reaction to the significant increases in the rates charged to final consumers during 2015 – and the application of the “Tariff Flag” rates during 2015. Average monthly consumption per consumer in 2015 was 126.5 KWh/month, or 3.6% less than in 2014 (131.2 KWh/month), representing the first year-on-year reduction in this category since 2008.

•	Industrial: Consumption by regulated and free industrial clients was 11.74% less in 2015 as compared to 2014, mainly due to contracts terminating at the end of 2014 and not being renewed with CEMIG GT, and lower levels of economic activity than in 2014 – a factor that directly affects industrial consumption of electricity.

•	Commercial, Services and Others: Consumption by regulated and free consumers, both inside the concession area in Minas Gerais and outside the state, was 0.6% higher in 2015 as compared to 2014, mainly reflecting higher volumes invoiced by CEMIG GT and its wholly-owned subsidiaries to free consumers, which was partially offset by lower volume invoiced to the regulated consumers of CEMIG D.

•	Rural: Total consumption by rural consumers was 0.31% lower in 2015 as compared to 2014, reflecting less use of irrigation and the higher price of electricity during 2015, thereby increasing farmers’ production costs.

•	Other categories: Consumption by the other consumer categories (public authorities, public lighting, public services and CEMIG’s own consumption) was 1.13% lower in 2015 than in 2014.

Revenue from wholesale supply to other concession holders

Revenue from wholesale supply to other concession holders was R$2,207 million in 2015, or 4.5% less than in 2014 (R$2,310 million). This decrease in revenue was due to a decrease of 23.4% in volume of electricity sold to other concession holders compared to in the previous year: 10,831 GWh in 2015, compared to 14,146 GWh in 2014.

Revenue from use of the electricity distribution system (TUSD)

This is revenue from the charging of the Tariff for Use of the Distribution System (Tarifa de Uso do Sistema de Distribuição, or TUSD), to free consumers, for transport of electricity sold. In 2015 this revenue was R$1,465 million, 71.3% more than in 2014 (R$855 million).

The increase reflects the increase in the tariff for free consumers beginning on April 8, 2014, of 8.79% (full effect in 2015), and the further impact of tariff increases of 96.21% in 2015. The 2015 increases were mainly due to passing through of the increase in the quota payable for the Energy Development Account (Conta de Desenvolvimento Energético, or CDE). The effect of the increase in tariffs was partially offset by the effect of lower activity in the industrial sector – which consumed 11.74% less electricity in 2015 than in 2014.

The CVA Account and Other financial components, in tariff increases

CEMIG recognizes the difference between actual non-controllable costs (in which the CDE and electricity bought for resale are significant components) and the costs that were used as the basis for determining the rates charged to consumers. This balance – the amount that will be passed through to clients in CEMIG D’s next tariff adjustment – was recorded as an operational revenue item of R$1,704 million in 2015, compared to R$1,107 million in 2014.

Revenue from use of the concession transmission system

Revenue from use of the concession transmission system totaled R$261 million in 2015, compared to R$557 million in 2014, a decrease of 53.1%. This was mainly due to a reduction in the revenues related to the connection from the generation system to the transmission system.

Transmission indemnity revenue

Transmission indemnity revenue totaled R$101 million in 2015, compared to R$420 million in 2014, a decrease of 76.0%. The difference mainly reflects a revenue item of R$ 357 million in 2014 for the indemnity specified for the transmission assets, as a result of the Company’s acceptance of the terms of Law No. 12,973/13.

Revenue from transactions in electricity on the CCEE

Revenue from transactions in electricity on the CCEE was R$2,425 million in 2015, compared to R$2,348 million in 2014, representing an increase of 3.3%. The components of this figure were: (i) higher total volume sold, at 7,157,641 MWh in 2015, compared to 3,354,224 MWh in 2014; and (ii) a decrease of 58.3% of the Spot Price (Preço de Liquidação de Diferenças, or PLD) in the wholesale market (at R$287.20/MWh in 2015, compared R$688.89/MWh in 2014).

Revenue from supply of gas

CEMIG reported revenue from the supply of gas totaling R$1,667 million in 2015, compared to R$422 million in 2014, representing an increase of 295.0%. This increase reflects the fact that Gasmig only began to be consolidated into CEMIG’s results in October 2014 (in 2014 the revenue reported corresponds to only 3 months).

Construction revenues

Construction and infrastructure revenue (in transmission and distribution) totaled R$1,252 million in 2015, compared to R$942 million in 2014, an increase of 33.0%. This revenue is fully offset by Construction costs, of the same amount, and corresponds to CEMIG’s investments in assets of the concession during the period.

Adjustment to expectation of cash flow from indemnifiable Financial asset of the distribution concession

A higher gain on updating of Financial assets in the Remuneration Assets Base (BRR): this represented an item of R$ 576 million in 2015, compared to R$ 55 million in 2014. This reflected:

•	Alteration of the indexor used. In November 2015 Aneel ordered an alteration of the indexor of the BRR, from the IGP-M inflation index to the IPCA inflation index. This change generated an updating adjustment retrospectively to January 2013. The effect of this change in financial revenue recorded in December 2015 was R$ 143 million.

•	Higher variation in the present indexor of the BRR – the IPCA index – which was 10.67% in 2015, compared to variation of 3.69% in the IGP-M index in 2014.

•	In June 2014 there was a reversal in the monetary updating of the BRR, totaling R$ 110 million, due to the final, definitive, homologation of the value of the BRR of CEMIG D.

Other operating revenues

The increase of other operating revenues was mainly due to an increase in the revenue from subsidies applicable to users of distribution services, which amount was reimbursed by Eletrobras. Those subsidies totaled R$996 million in 2015, compared to R$790 million in 2014.

Deductions from Revenue

Taxes and charges applied to operational revenue in 2015 were R$11,549 million, or an increase of 105.30% as compared to 2014 (R$5,626 million). This increase was mainly due to an increase in CDE costs (explained in more detail below) and also higher net revenues (most of these charges are calculated simply as percentages of revenue).

CDE

Payments to the Energy Development Account (CDE) are decided by an ANEEL Resolution. The purpose of the CDE is to cover costs of concession indemnities, tariff subsidies, the subsidy for balanced tariff reduction, the low-income consumer subsidy, the coal consumption subsidy, and the Fuels Consumption Account (CCC).

Charges for the CDE in 2015 were R$2,870 million, compared to R$211 million in 2014. This increase resulted from the new budget for the CDE in 2015, in which ANEEL increased the annual amount to be paid by CEMIG D, which is passed through to the consumer in the Sector Charges component of tariffs.

Consumer charges – the “Tariff Flag” system

In 2015, with the creation of the Tariff Flag mechanism, CEMIG attributed, within Consumer charges, a total of R$1,067 million arising from the Tariff Flag system.

Operating costs and expenses

Operating costs and expenses, excluding Financial Revenue (expenses) in 2015 were R$ 18,287 million, 26.6% more than in 2014 (R$ 14,448 million). The following table illustrates the components of operating costs and expenses for 2015 and 2014 expressed as a percentage of net operating revenues.

	2015	% of net operating revenues	2014	% of net operating revenues	2015 versus 2014%
	(in millions of R$)		(in millions of R$)
Electricity purchased for resale	(9,542)	(43.6)	(7,428)	(37.9)	28.5
Gas purchased for resale	(1,051)	(4.8)	(254)	(1.3)	313.8
Charges for the use of the national grid	(999)	(4.6)	(744)	(3.8)	34.3
Depreciation and amortization	(835)	(3.8)	(801)	(4.1)	4.2
Personnel	(1,435)	(6.6)	(1,252)	(6.4)	14.6
Employees’ and managers’ profit shares	(137)	(0.6)	(249)	(1.3)	(45.0)
Outsourced services	(899)	(4.1)	(953)	(4.8)	(5.7)
Post-employment obligations	(156)	(0.7)	(212)	(1.1)	(26.4)
Materials	(154)	(0.7)	(381)	(1.9)	(59.6)
Operating provisions	(1,401)	(6.4)	(581)	(3.0)	141.1
Construction costs	(1,252)	(5.7)	(942)	(4.8)	32.9
Other operating expenses, net	(426)	(2.0)	(651)	(3.3)	(34.6)

Total operating costs and expenses	(18,287)	(83.6)	(14,448)	(73.7)	26.6

The following are the main variations in expenses between 2015 and 2014:

The expense on electricity purchased for resale in 2015 was R$9,542 million compared to R$7,428 million in 2014, representing an increase of 28.5%. The main factors contributing to such increase were:

•	Expense on electricity acquired via auctions was 22.7% higher, at R$3,978 million in 2015, compared to R$3,242 million in 2014, arising mainly from availability contracts, due to expenditure on fuel for generation by the thermal plants.

•	Expense on electricity from Itaipu Binacional was 108.9% higher in 2015 than in 2014. This amount, indexed to the U.S. dollar, was R$1,734 million in 2015, compared to R$830 million in 2014. This reflects both an increase in the tariff in U.S. dollars from US$ 26.05/kW-month in 2014 to US$ 38.07/kW-month as from January 2015, and also the appreciation of the U.S. dollar against the real in 2015, compared to 2014. The average exchange rate for the U.S. dollar in invoices in 2015 was R$3.38, or 43.8% higher than the average rate of R$2.35 used in invoices in 2014.

•	The expense on electricity purchased in the free market was 56.8% higher, at R$2,762 million in 2015, compared to R$1,762 million in 2014. The difference mainly reflects that the volume of electricity purchased for resale by CEMIG GT was 48.10% higher in 2015 (at 15,273,685 MWh), than in 2014 (10,313,226 MWh), reflecting lower generation capacity, with the termination of the concessions of some plants.

•	The cost of purchases of supply in the spot market was lower by 25.97% in 2015 compared to 2014, at R$935 million in 2015, compared to R$1,263 million in 2014, reflecting the lower cost of electricity in the wholesale market in 2015.

Charges for use of the transmission facilities of the basic grid totaled R$999 million in 2015, compared to R$744 million in 2014, represents an increase of 34.3%.

This expense is payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. The amounts to be paid are set by an ANEEL.

Operating provisions in 2015 totaled R$ 1,401 million, compared to R$ 581 million in 2014, an increase of 141.1%. This change mainly reflected provisions, of R$ 1,079 million and R$ 119 million, respectively, made in 2015 for losses relating to put options on equity interests in Parati, and SAAG (the Santo Antônio plant investment). More details on the criteria for making of these provisions are in Note 15 to our consolidated financial statements (Under Put options).

Personnel expenses were R$1,435 million in 2015, compared to R$1,252 million in 2014, an increase of 14.6%. This increase is primarily due to the following items:

•	Salary increases, under the Collective Agreement entered into between us and the unions which represent our employees (“Collective Agreement”) of 6.34%, coming into effect in November 2014 (full effect in 2015).

•	Salary increases of 3% beginning in March 2015, as a result of the collective negotiation decided by the courts on application from organizations representing the employees.

•	Salary increases, under the Collective Agreement, of 10.33%, as from November 2015.

Expenses on raw materials and inputs for production of electricity in 2015 totaled R$84 million, compared to R$282 million in 2014, representing a reduction of 70.21%. This reflects lower acquisition of fuel oil in 2015 for burning by the Igarapé thermal plant because that plant was shut down during the year for maintenance and the installation of new equipment.

Infrastructure construction costs totaled R$1,252 million in 2015, compared to R$942 million in 2014, an increase of 32.91%. This line records CEMIG’s investment in assets of the concession in the period, and is fully offset by the line “Construction Revenue”, in the same amount.

Outsourced services totaled R$899 million in 2015, compared to R$953 million in 2014, representing a decrease of 5.7%. This was mainly due to a R$62 million reduction in outsourced services related to collections and meter reading of the distribution business.

Employees’ and managers’ profit shares totaled R$137 million in 2015, compared to R$249 million in 2014, a decrease of 45.0%. This was mainly due to a reduction in CEMIG’s net income in 2015 compared to 2014, since this is the main determinant of profit sharing.

In 2015, CEMIG recorded an expense of R$1,051 million on acquisition of gas, compared to an expense of R$254 million in 2014, an increase of 313.8%. This increase can be explained by the fact that results for Gasmig began to be consolidated into CEMIG’s results in October 2014 (in 2014 the revenue reported corresponds to only 3 months).

Fair value gain (loss) on stockholding transaction

In 2015, CEMIG posted a gain of R$729 million relating to valuation at fair value of the assets of Aliança. For more details please refer to Note 15 to our consolidated financial statements.

Equity in earnings of unconsolidated investees, net

In 2015, CEMIG posted a net gain by the equity method of R$393 million, compared to a net gain of R$210 million in 2014. This was mainly due to Madeira Energia S.A. (MESA) reporting a loss of R$3 million in 2015, compared to a loss of R$388 million in 2014. In 2015, as a result of the Eletrobras’ internal investigation, CEMIG recorded a loss of R$23 million in CEMIG’s equity in earnings of unconsolidated investees for Aliança Norte, Amazônia Energia S.A. and Light, from its interest in Amazonia Energia S.A. This variation is mainly due to a specific loss registered by MESA in the previous year related to the contract with the construction company and also to losses in electricity operations in the investee.

Net Financial Expenses

CEMIG had net financial expenses of R$1,341 million in 2015, compared to net financial expenses of R$1,159 million in 2014. The main factors affecting our net financial expenses were:

•	Recognition, as from 2015, of the foreign exchange variation and monetary updating on the balances of the CVA and the Other financial components elements of tariff adjustments, representing an increase in financial revenue of R$68 million in 2015.

•	Recognition of monetary updating on deposits linked to legal actions, representing a gain in financial revenue of R$212 million in 2015.

•	Higher expenses of exchange rate variations on loans and financings, and Itaipu Binacional, which totaled R$172 million in 2015, compared to R$26 million in 2014. This reflects the effects on CEMIG D of the higher variation of the U.S. dollar in 2015 (47.0% over 2015, compared to 13.4% in 2014);

•	Charges for loans and financings were 48.87% higher at R$1,386 million during 2015, compared to R$931 million in 2014. This mainly reflects higher debt indexed to the CDI Rate and also the higher CDI rate itself, in 2015 (representing 13.2% in the year, compared to 10.8% in 2014);

•	Expense on monetary correction of loans and financings was 42.8% higher, at R$387 million in 2015, compared to R$271 million in 2014. This reflects a higher variation in the IPCA inflation index in the period (10.7% in 2015, compared to 6.4% in 2014).

•	Revenue from cash investments was 15.8% lower, at R$251 million in 2015, compared to R$298 million in 2014 – due to a lower amount of cash invested in 2015.

Income Tax and the Social Contribution Tax

In 2015, the expense on income tax and the Social Contribution tax totaled R$893 million, on pre-tax profit of R$ 3,362 million, an effective tax rate of 26.6%.

In 2014, the expense on income tax and the Social Contribution tax totaled R$1,342 million, on pre-tax profit of R$4,479 million, an effective tax rate of 30.0%. There is a reconciliation of these effective tax rates with the nominal tax rates in Note 10 to our consolidated financial statements.

Liquidity and Capital Resources

Our business is capital-intensive. Historically, we have had a need for capital to finance the construction of new generation facilities and expansion and modernization of our existing generation, transmission and distribution facilities.

Our liquidity requirements are also affected by our dividend policy. We finance our liquidity and capital needs principally with cash generated by operations and, on a lesser scale, with funds from financing.

CEMIG has assumed a significant amount of debt to finance the capital expenses that are necessary for compliance with its long term growth objectives. On December 31, 2016 its consolidated current liabilities exceeded its consolidated current assets by R$ 3,162 million. On December 31, 2016, short-term loans, financings and debentures totaled R$ 4,837 million, and long-term loans, financing and debentures totaled R$ 10,342 million. Maturities in the first quarter of 2017 were R$ 783 million, and in the second, third and fourth quarters of 2017 will be R$ 1,017 million, R$ 579 million and R$ 2,458 million, respectively. CEMIG had positive operating cash flows in 2016 and 2015, respectively, of R$ 1,213 million and R$ 3,008 million.

If, for any reason, CEMIG has difficulty in obtaining financings, this could compromise its conditions for making investments in the amounts necessary to maintain the current level of investments or its long-term objectives, and could compromise its ability to fulfill its financial obligations, including the payment of principal and interest owed to its creditors, considering that the cash flow from its operations would be insufficient to cover the investment program and all of its debt servicing. A reduction in the investment program or the sale of assets could significantly affect our results of operations.

For more details please refer to Note 1 to our consolidated financial statements.

Cash and Cash Equivalents

As of December 31, 2016 neither our cash position nor our cash equivalents were maintained in any currencies other than the real. Cash and cash equivalents on December 31, 2016 totaled R$ 995 million, compared to R$ 925 million on December 31, 2015. On December 31, 2015 totaled R$925 million, compared to R$887 million on December 31, 2014.

Cash flows from operating activities

The totals of net cash generated by operating activities in 2016 and 2015 were, respectively, R$ 1,213 million and R$ 3,008 million. The lower net cash from operational activities in 2016 than 2015 mainly reflects the payment in 2016 by CEMIG GT of the Concession Grant Fee of R$ 2,216 million for the 18 hydroelectric plant concessions which CEMIG was awarded at the ANEEL auction in December 2015.

Net cash generated by operating activities in 2015 and 2014 were R$3,008 million and R$3,734 million, respectively. This decrease in net cash from operating activities in 2015 as compared to 2014 mainly reflects the reduction in net profit in 2015. Net profit in 2015 was R$ 2,469 million, or 21.3% lower than the figure of R$3,137 million for 2014.

Cash flow used in investment activities

Net cash used in investment activities totaled R$ 614 million in 2016, compared to net cash used in investment activities of R$ 3,217 million in 2015. This variation in net cash used in investment activities in 2016 is mainly due to an injection of capital into investees totaling R$ 1,455 million, partially offset by funds redeemed from securities, totaling R$ 1,400 million.

Net cash used in investment activities totaled R$3,217 million in 2015, compared to net cash used by investment activities of R$4,299 million in 2014. This mainly represents the acquisitions of equity interests in 2014, including Renova, MESA and Gasmig.

Cash flow from (used in) financing activities

In 2016, financing activities resulted in a net outflow of R$ 529 million, comprising R$ 5,591 million paid in amortization of financings; R$ 675 million paid in dividends and interest on equity; and inflow from financings of R$ 5,737 million.

Net cash flow generated by financing activities in 2015 totaled R$247 million, comprising amortizations of financings totaling R$4,696 million, and payments of R$796 million in dividends and interest on equity, which was offset by receipt of funds from financings totaling R$5,739 million.

Indebtedness

Our indebtedness from loans, financings and debentures as of December 31, 2016 was R$15,179 million, which was comprised of R$4,837 million of current debt and R$10,342 million of non-current debt. Of our debt as of December 31, 2016, R$30 million was denominated in foreign currencies (R$23 million of which was U.S. dollar-denominated and R$7 million of which was Euro-denominated) and R$15,149 million denominated in reais.

Our indebtedness from loans, financings and debentures as of December 31, 2015 was R$15,167 million, made up of R$6,300 million of current debt and R$8,867 million of non-current debt. Of our debt as of December 31, 2015, R$47 million was denominated in foreign currencies (R$33 million of which was U.S. dollar-denominated and R$14 million of which was Euro-denominated) and R$15,120 million denominated in reais.

Our indebtedness from loans, financings and debentures as of December 31, 2014 was R$13,509 million, made up of R$5,291 million of current debt and R$8,218 million of non-current debt. Of our debt as of December 31, 2014, R$39 million was denominated in foreign currencies (R$24 million of which was U.S. dollar-denominated and R$ 15 million of which was Euro-denominated) and R$13,470 million denominated in reais.

Our main financing contracts, on a consolidated basis, as of December 31, 2016, are shown in the following table:

Lender	Principal Maturity	Annual Financial Cost (%)	Currency	Total consolidated in December 31, 2016 (in millions of R$)
FOREIGN CURRENCY
União – Various bonus (1)	2024	Various	US$	23
KFW (2)	2024	1.78	EUR	7
Debt in foreign currency				30
BRAZILIAN CURRENCY
Banco do Brasil (3)	2017	108.33% of CDI	R$	72
Banco do Brasil (2)	2017	108.00% of CDI	R$	151
Banco do Brasil (2)	2018	112.00% of CDI	R$	555
Banco do Brasil (3)	2017	111.00% of CDI	R$	50
Banco do Brasil (3)	2020	114.00% of CDI	R$	501
Banco do Brasil S.A (2)	2018	132.90% of CDI	R$	583
BNDES (2)	2026	TJLP+2.34	R$	74
CEF (3)	2018	119.00% of CDI	R$	109
CEF (3)	2020	132.14% of CDI	R$	682
Electrobrás	2030	UFIR, RGR + between 6.00 to 8.00	R$	68
Large consumers	2018	Various	R$	6
Finep (2)	2018	TJLP + 5 and TJLP + 2.5	R$	6
Promissory Notes—7th Issue (2)	2017	128.00% of CDI	R$	667
BASA (2)	2018	CDI + 1.9	R$	122

Debt in Brazilian currency				3,729

Total of loans and financings				3,759
Debentures—2nd Issue (3)	2017	IPCA + 7.96	R$	235
Debentures—3rd Issue, 1st Series (2)	2017	CDI + 0,90	R$	543
Debentures—3rd Issue, 3rd Series (2)	2022	IPCA + 6.20	R$	983
Debentures—3rd Issue, 2nd Series (2)	2019	IPCA + 6.00	R$	293
Debentures—3rd Issue, 2nd Series (3)	2021	IPCA + 4.70	R$	1,495
Debentures—3rd Issue, 3rd Series (3)	2025	IPCA + 5.10	R$	895
Debentures—3rd Issue, 1st Series (3)	2018	CDI + 0.69	R$	464
Debentures—6th Issue, 1st Series (2)	2018	CDI+1.60	R$	1,038
Debentures—6th Issue, 2nd Series (2)	2020	IPCA+8.067	R$	31
Debentures—7th Issue (2)	2021	140.0% of CDI	R$	2,197
Debentures—4th Issue (3)	2018	CDI + 4.05	R$	1,598
Debentures—5th Issue (2)	2018	CDI + 1.70	R$	1,411
Debentures—5th Issue (4)	2018	CDI + 1.60	R$	101
Debentures—3rd Issue (4)	2018	CDI+0.74	R$	67
Debentures—4th Issue, 1st Series, 2nd Series, 3rd Series, 4th Series, 5th Series, 6th Series and 7th Series (4)	2022	TJLP+7.82(75%) and Selic +1.82 (25%)	R$	134
(-) FIC Pampulha – Securities of subsidiary companies (5)			R$	(65)

Total Amount of Debentures				11,420

Overall total – Consolidated				15,179

This table does not consolidated the agreements entered into with (i) NESA (ii) SAESA and (iii) Companhia de Transmissão Centroeste de Minas, in which, as described below, CEMIG is a guarantor.

(1)	Interest rates vary from 2.00 to 8.00% p.a. Six-month Libor plus spread of 0.81% to 0.88% p.a.
(2)	CEMIG GT.
(3)	CEMIG D.
(4)	Gasmig.
(5)	FIC Pampulha has financial investments in securities issued by subsidiaries of the Company. For more information, and characteristics of the fund, see Note 28.

2016

The following financing contracts were entered into during the year ended December 31, 2016:

Debentures Issuance and Refinancing of Banco do Brasil Credits

On December 29, 2016 CEMIG GT completed the public offering of the 7th issuance of simple non-convertible secured debentures, in a single series, with restricted placement efforts, under which 224,000 debentures, with par value unit of R$10,000, at the issue date of December 23, 2016, in a total amount of R$2,240 million that shall be paid in 37 monthly installments, with final maturity date on December 23, 2021. The net proceeds from the issuance were used for the repayment of 144 Commercial Promissory Notes of its 6th Commercial Notes Public Issuance and for replenishment of the CEMIG GT’s cash position. The debentures pay an interest equal to 140% of the CDI rate per year. The interest will be paid monthly, with the first installment due on January 23, 2017 and the last installment on the maturity date. The debentures are guaranteed by (i) CEMIG´s Guaranty; (ii) fiduciary assignment of receivables of CEMIG GT; (iii) fiduciary assignment (alienação fiduciária) of 49% common shares issued by CEMIG Geração Carmagos S.A., CEMIG Geração Itutinga S.A., CEMIG Geração Leste S.A., CEMIG Geração Oeste S.A., CEMIG Geração Salto Grande S.A., CEMIG Geração Sul S.A. and CEMIG Geração Três Marias S.A. (together “CEMIG GT – SPEs”); (iv) Fiduciary Assignment of receivables of CEMIG GT – SPEs; and (v) fiduciary assignment (alienação fiduciária) of common and preferred shares issued by Gasmig. The total value of the Guarantees (except for CEMIG’s Guaranty), until its maturity date, shall correspond to at least 120% of the debentures outstanding balance. The indenture has a restrictive financial covenant, requiring CEMIG GT to maintain the minimum capitalization rate as expressed by Net Debt/EBITDA as defined in such indenture, plus dividends received that shall be equal or inferior than (i) 5.5x for the fiscal year of 2017; (ii) 5.0x for the fiscal year of 2018; (iii) 4.5x for the fiscal year of 2019; (iv) 3.0x for the fiscal year of 2020; and (v) 2.5x for the fiscal year of 2021, inclusive. The Indenture also has a restrictive financial covenants for CEMIG, requiring the maintenance of minimum capitalization rate as expressed by Net Debt/EBITDA plus dividends received that shall be equal or inferior than (i) 4.5x for the fiscal year of 2017; (ii) 4.35x for the fiscal year of 2018; (iii) 3.5x for the fiscal year of 2019; (iv) 3.0x for the fiscal year of 2020; and (v) 2.5x for the fiscal year of 2021, inclusive. Additionally, CEMIG GT’s seventh issuance of debentures has a provision in which, in case there is a debt issuance abroad, CEMIG GT undertakes to use 40% of the proceeds to carry out the early redemption or extraordinary amortization of the debentures. CEMIG GT’s seventh issuance of debentures also has a provision in which, in case there is an asset sale, CEMIG GT undertakes to use 40% of the proceeds to carry out the early redemption or extraordinary amortization of the debentures. However, if more than 50% of the debentures have already been prepaid, in such case 20% of the proceeds have to be used to carry out an early redemption or extraordinary amortization.

On October 21, 2016 CEMIG D repaid to Banco do Brasil S.A. two Commercial Credit Notes issued on May 27, 2010, as amendment on May 10, 2013 and on April 22, 2016 with final maturities in April 2018, paying the total principal amount of R$ 600 million, plus interest, calculated up to the date of settlement, of R$ 25 million. The payment was made from CEMIG D’s own funds.

On October 24, 2016, CEMIG GT paid to Banco do Brasil S.A. the installments of two Fixed Credit Contracts, in the amount of R$286 million, and Bank Credit Notes in the amount of R$430 million, totaling R$716 million. The payments were made with funds from a new lending transaction, also with Banco do Brasil S.A., and with CEMIG GT’s own funds.

On October 24, 2016, CEMIG GT issued a Bank Credit Note in favor of Banco do Brasil S.A., in the total amount of R$600 million, in order to refinance certain notes previously extended by Banco do Brasil. This loan has an annual interest rate of 132.90% of the CDI rate, and will be paid in four half-yearly installments, with the last payment to be made in October 2018.

Issue of Bank Credit Note

On March 22, 2016, CEMIG D issued a Bank Credit Note in favor of Caixa Econômica Federal, in the amount of R$695 million, to be used for the payment of interest and principal on existing debt, represented by Bank Credit Notes issued in favor of both Banco do Brasil and Caixa Econômica Federal, as well as the 8th issuance of Promissory Notes of CEMIG D due in the first half of 2016. The interest rate is 132.14% of the CDI rate, p.a. The Bank Credit Note has a maturity of 48 months and a grace period of 18 months for payment of the principal. During the grace period, the Payment of interest shall be made in a quarterly basis. After the grace period, amortization and payment of interest shall be made monthly. This Bank Credit Note is guaranteed by CEMIG and by a lien over CEMIG D’s receivables in the amount not lower than 40% of the outstanding balance of this Bank Credit Note.

Issues of Promissory Notes

On July 1, 2016, CEMIG GT concluded its 7th issuance of Commercial Promissory Notes, for a total of R$620 million. The net proceeds were used to pay the second portion of the concession grant fee for the hydroelectric plants in Lot D of ANEEL Auction No. 12/2015, and to improve CEMIG GT’s working capital. The Promissory Notes have a maturity of 360 days, and mature on June 26, 2017, and pay interest equal to 128% of the average one-day ‘DI’ rate, the daily interbank deposit rate, to be paid on the maturity date. This issuance is guaranteed by CEMIG.

Redemption of Promissory Notes

On March 28, 2016, CEMIG D repaid the totality of its 8th issuance of Promissory Notes. The amount of R$1.958 billion was paid to the holders of the notes, R$1.7 billion of principal and R$258 million of interest.

2015

The following financing contracts were entered into in 2015:

On May 7, 2015, CEMIG D issued a Bank Credit Note in favor of Banco do Brasil S.A., in the amount of R$500 million, to be used for working capital. The interest rate is 114% of the CDI rate, p.a., payment of interest semiannually. The amortization will be paid in three consecutive installments, the first installment equivalent to R$166,666,666.00, is to be paid in April2018, the second installment equivalent to R$166,666,666.00, is to be paid in April 2019 and the third installment equivalent to R$166,666,666.00, is to be paid in April 2020. This Bank Credit Note is guaranteed by pledge of duplicates in the amount not lower than 100% of the outstanding balance of this Bank Credit Note.

In July 2015, CEMIG GT finished its 6th Non-Convertible, Unsecured Debentures Public Issue, whereby 100,000 non- convertible, unsecured debentures were issued in two series, being 97,275 debentures of the 1st series and 2,725 debentures of the 2nd series, with unit face value of R$ 10,000 at the issue date of July 15, 2015, in a total amount of R$ 1.0 billion. The net proceeds from this issue were allocated in payment of debts and replenishment of CEMIG GT’s cash position, following payment of debts. The debentures expire three years (1st series) and five years (2nd series) after the issue date and it pays an interest equivalent to 100% of capitalized CDI with a spread of 1.6%/year (1st series) and inflation index (IPCA) plus 8.067%/year (2nd series). The interest (1st Series) will be paid yearly and the amortization will be paid in two consecutive installments. The first (1st Series), equivalent to 50% of the unit face value, is to be paid in July 15, 2017, and the second (1st Series), equivalent of the balance of the unit face value will be paid in July 15, 2018. The interest (2nd Series) will be paid yearly and the amortization will be paid in two consecutive installments. The first (2nd Series), equivalent to 50% of the unit face value, is to be paid in July 15, 2019, and the second (2nd Series), equivalent of the balance of the unit face value will be paid in July 15, 2020. CEMIG GT’s 6th Non- Convertible Unsecured Debentures Public Issue relies on the guarantee of its controlling company, CEMIG Holding.

In December 2015, CEMIG D completed its 4th Non-Convertible, Unsecured Debentures Public Issue, whereby it were issued 161,500 non-convertible, unsecured debentures, in a single series, with unit face value of R$10,000 by the issue date of December 15, 2015, in a total amount of R$1.615 billion. The net proceeds from the issuance were used for the payment of debts. The debentures have a maturity at three years from the issue date, on December 15, 2018, and pay an interest equal to 100% of the CDI rate capitalized by a spread of 4.050% per year. The interest will be paid yearly counted from December 15, 2016 and the amortization is to be paid in 2 equal and consecutive installments. The first, equivalent to 50% of the unit face value, is to be paid in December 15, 2017, and the second, equivalent of the balance of the unit face value, will be paid in December 15, 2018. CEMIG D’s 4th Non-Convertible, Unsecured Debentures Public Issue rely on the guarantee of its controlling company, CEMIG.

2014

The following financing contracts were entered into in 2014:

In December 2014, CEMIG GT completed its 5th Non-Convertible, Unsecured Debentures Public Issue, whereby it were issued 140,000 non-convertible, unsecured debentures, in a single series, with unit face value of R$10,000 by the issue date of December 10, 2014, in a total amount of R$1.4 billion. The net proceeds from the issuance were used for the payment of debt, investment in equity interests (Renova and Aliança) and replenishment of cash expended on equity interests during 2014. The debentures have a maturity at four years from the issue date, on December 10, 2018, and pay an interest equal to 100% of the CDI rate capitalized by a spread of 1.70% per year. The interest will be paid yearly and the amortization is to be paid in 2 equal and consecutive installments. The first, equivalent to 50% of the unit face value, is to be paid in December 10, 2017, and the second, equivalent of the balance of the unit face value, will be paid in December 10, 2018. CEMIG GT’s 5th Non-Convertible, Unsecured Debentures Public Issue rely on the guarantee of its controlling company, CEMIG Holding.

2013 or Prior

The following financing contracts were entered into during or prior to 2013:

CEMIG D raised R$2.981 billion in 2013. This comprised R$200 million under a Bank Credit Note in favor of Banco do Brasil, for the acquisition of electricity; R$600 million through amendment to a Bank Credit Note; R$2,160 million through the third issue of debentures, to redeem the fifth and sixth issues of Promissory Notes and for investments; and R$21.2 million in financings from Eletrobrás for the Cresce Minas Program.

In February 2013, CEMIG D finished its 3rd Non-Convertible, Unsecured Debentures Public Issue in the Brazilian market, whereby 2.160.000 non- convertible, unsecured debentures were issued in three series, being 410,817 debentures of the 1st series, 1,095,508 debentures of the 2nd series, and 653,675 debentures of the 3rd Series with unit face value of R$ 1,000 at the issue date of February 15, 2013, in a total amount of R$ 2.160 billion. The net proceeds from this issue were allocated in payment of debts. The debentures expire 5 years (1st series), 8 years (2nd series) and 12 years (3rd Series) after the issue date and it pays an interest equivalent to 100% of capitalized CDI with a spread of 0.69/year (1st series), inflation index (IPCA) plus 4.70%/year (2nd Series) and inflation index (IPCA) plus 5.10%/year (3rd Series). The interest (1st Series) will be paid yearly and the amortization will be paid a single installment on February 15, 2018. The interest (2nd Series) will be paid yearly and the amortization will be paid in three consecutive installments, the first installment equivalent to 33% of the unit face value, is to be paid in February 15, 2019, the second installment equivalent to 33% of the unit face value, is to be paid in February 15, 2020, the third installment equivalent to 34% of the unit face value, is to be paid in February 15, 2021. The interest (3rd Series) will be paid yearly and the amortization will be paid in four consecutive installments, the first installment equivalent to 25% of the unit face value, is to be paid in February 15, 2022, the second installment equivalent to 25% of the unit face value, is to be paid in February 15, 2023, the third installment equivalent to 25% of the unit face value, is to be paid in February 15, 2024 and the fourth installment equivalent to 25% of the unit face value, is to be paid in February 15, 2025.CEMIG D’s 3rd Non- Convertible Unsecured Debentures Public Issue relies on the guarantee of its controlling company CEMIG Holding.

On March 9, 2009 CEMIG GT entered into a financing agreement with BNDES, in the amount of R$120 million, which proceeds were used for injection of capital into its subsidiary Baguari Energia S.A., for construction of the Baguari hydroelectric complex. The interest rate is TJLP with a spread of 2.34%, to be paid quarterly basis. The amortization will be paid in 192 consecutive monthly installments, with final maturity date on July 15, 2026 This agreement has a restrictive financial covenant requiring CEMIG, guarantor of the financing, to maintain a minimum capitalization rate as expressed by Stockholder’s equity / Total assets of 30%, in the absence of which CEMIG is obliged to provide collateral which in the BNDES’s assessment represent 130% of the debtor balance of the contract, within six months from the end of the business year in which the required capitalization ratio was not obtained, or to present an interim statement of financial position, audited by an auditor registered with the Securities Commission, that indicates return to the required minimum capitalization rate. This covenant is to be measured at the end of every business year. At the end of 2016 there was no non-compliance with this clause.

On December 14, 2012, CEMIG GT entered into a financing agreement with the German development bank KfW, in the amount of €10 million, to be used for construction of the solar generation plant installed on the roof of the Mineirão football stadium. The interest rate is 1.78% p.a. The amortization and the payment of interest will be made semiannually, with final maturity date on December 30, 2024.

In February 2012, CEMIG GT finished its 3rd Non-Convertible, Unsecured Debentures Public Issue, whereby 1.350.000 non- convertible, unsecured debentures were issued in three series, being 480,000 debentures of the 1st series, 200,000 debentures of the 2nd series, and 670,000 debentures of the 3rd Series with unit face value of R$ 1,000 at the issue date of February 15, 2012, in a total amount of R$ 1.350 billion. The net proceeds from this issue were allocated in payment of debts. The debentures expire 5 years (1st series), 7 years (2nd series) and 10 years (3rd Series) after the issue date and it pays an interest equivalent to 100% of capitalized CDI with a spread of 0.9/year (1st series), inflation index (IPCA) plus 6.00%/year (2nd Series) and inflation index (IPCA) plus 6.20%/year (3rd Series). The interest (1st Series) will be paid yearly and the amortization will be paid a single installment on February 15, 2017. The interest (2nd Series) will be paid yearly and the amortization will be paid in two consecutive installments. The first (2nd Series), equivalent to 50% of the unit face value, is to be paid in February 15, 2018, and the second (2nd Series), equivalent of the balance of the unit face value will be paid in February 15, 2019. The interest (3rd Series) will be paid yearly and the amortization will be paid in three consecutive installments. The first (3rd Series), equivalent to 33% of the unit face value, is to be paid in February 15, 2020, the second (3rd Series), equivalent to 33% of the unit face value, is to be paid in February 15, 2021, and the third (3rd Series), equivalent to 34% of the unit face value, is to be paid in February 15, 2022. CEMIG GT’s 3rd Non- Convertible Unsecured Debentures Public Issue relies on the guarantee of its controlling company CEMIG Holding.

Issuances of securities by CEMIG GT require the prior authorization of the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social, or BNDES), except for issuances incurred in the ordinary course of business.

In the financing contracts of CEMIG D and of CEMIG GT there are standard clauses restricting payment of dividends, if the companies are in default; restricting asset disposals that might adversely affect their activities; and restricting disposal of stockholding control of the companies involved.

Because we have a significant portion of our financings, totaling R$4,837 million, due for payment in 2017, we need short- term funds to pay and refinance these obligations. As a state company, we are subject to restrictions, under present laws and regulations, in relation to financing and our capacity to obtain financing in certain situations, including: (a) the authorization of the Câmara de Orçamento e Finanças—COF, in accordance with Article 4, III of the Minas Gerais State Decree nº 47,077/16; (b) registration of foreign financings with the Brazilian Central Bank and (c) prior approval of the Brazilian National Treasury Department (Secretaria do Tesouro Nacional, or “STN”) in accordance with Article 98 of the Brazilian Federal Decree No. 93,872/86 of foreign financings. In addition, financial institutions in Brazil are subject to restrictions on exposure to the risks related to State governments, governmental bodies and state-controlled companies such as CEMIG. Still, such restrictions do not prohibit local financial institutions from acquiring debentures and other local debt instruments issued by CEMIG. However, there can be no assurance that these restrictions may not be amended as to include the acquisition of local debt instruments by financial institutions and, therefore, hinder our ability to obtain financing in the future. See “Item 3. Key Information – Risk Factors – Risks Relating to CEMIG – We are subject to restrictions on our ability to make capital investments and to incur indebtedness, which could adversely affect our business, results of operations and financial condition.”

The recent changes in the regulations of the electricity sector, especially those introduced for generation and the transmission by Law No. 12,783/2013, and the tariff review of CEMIG D, which occurred in April 2013, have demanded more precise budget planning. In 2014, 2015 and 2016, we covered our expenditure on capital and investments in acquisitions and met our needs for liquidity through a combination of cash flow from operations and financings. For the year 2017, we expect to finance the necessary funding for the proposed investments in acquisitions, and to meet our other liquidity needs, through a combination of cash flow from operations and financings. Since we principally use cash generated by operations to provide funding for our liquidity and capital needs, factors that result in an increase or reduction of our revenues and net profit could have a corresponding effect on our access to sources of liquidity.

In the long term, we foresee that it will be necessary to make significant capital expenditures on maintenance and updating of our generation, transmission, and distribution facilities, and we expect to employ various sources of liquidity, such as cash flow from operations and financings, in relation to such needs.

CEMIG Financing Guarantees

Norte Energia S.A. (“NESA”) entered into a financing agreement No. 11.2.0134.1 with BNDES, dated March 31, 2011, as amended on December 18, 2012, in the amount of R$3.685 billion, divided in sub credit A and sub credit B, which proceeds were used for the acquisition of equipment for the construction of Belo Monte hydroelectric complex. The interest rate is TJLP with a spread of 5.5% per year, to be paid on a quarterly basis. The amortization of sub credit A will be paid in 287 consecutive monthly installments, with final maturity date on March 15, 2041, and of sub credit B will be paid in 258 consecutive monthly installments, with final maturity date on March 15, 2041. This agreement is guaranteed by (i) pledge of the shares issued by NESA and held by its shareholders; (ii) fiduciary assignment of credit rights; and (ii) guaranty by CEMIG, with a limited liability up to 4.79% of the total amount of the agreement. As of December 31, 2016 the amount outstanding of the debt was R$ 2,357 million.

NESA entered into a financing agreement No. 12.2.1238.1 with BNDES, dated as of December 18, 2012, in the amount of R$9,815 billion, with final maturity date on January 15, 2042, which proceeds were used for the construction of Belo Monte hydroelectric complex. The interest rate is TJLP with a spread of 2.25% per year, to be paid along with the amortization of the principal amount. This agreement is guaranteed by (i) pledge of the shares issued by NESA and held by its shareholders; (ii) fiduciary assignment of credit rights; and (ii) guaranty by CEMIG, with a limited liability up to 4.79% of the total amount of the agreement.

NESA entered into a credit facility agreement No. 391.115-37/12, with Caixa Econômica Federal and Banco BTG Pactual S.A., dated as of December 18, 2012, in the amount of R$ 9 billion, with final maturity date on January 15, 2042, which proceeds were used to the construction of Belo Monte hydroelectric complex, its transmission system and cash injection to PDRS Xingu. The interest rate is TJLP with a spread of 2.65% per year, to be paid along with the amortization of the principal amount. This agreement is guaranteed by (i) pledge of the shares issued by NESA and held by its shareholders; (ii) fiduciary assignment of credit rights; and (ii) guaranty by CEMIG, with a limited liability up to 4.79% of the total amount of the agreement.

Santo Antônio Energia S.A. (“SAESA”) entered into a financing agreement with Banco da Amazônia S.A., dated as of March 11, 2009, in the amount of R$503 million, with final maturity date on March 10, 2034, which proceeds were used to the construction of Santo Antônio hydroelectric complex. The interest rate is 10% per year. During the grace period of amortization of the principal of each sub credit, 50% of the financial charges related to the interest payments of each sub credit will be paid monthly on each day 10. The other financial charges related to the payment of interest must be capitalized and paid only after the expiration of the respective grace period of each sub credit. This agreement is guaranteed by (i) pledge of the shares issued by SAESA and held by Madeira Energia S.A. (“MESA”); (ii) equity support agreement by Santo Antônio’s shareholders and (iii) guaranty by CEMIG, with a limited liability up to 10% of the total amount of the agreement.

SAESA entered into a financing agreement No. 1/2013 with Banco Santander (Brasil) S.A., Banco Bradesco S.A., Banco do Brasil S.A., Banco Itaú BBA S.A., Caixa Econômica Federal, and BES Investimento do Brasil S.A. – Banco de Investimento, dated as of August 28, 2013, in the amount of R$995 million, with final maturity date on March 15, 2034, which proceeds were used to the construction of Santo Antônio hydroelectric complex. The interest rate varies between 3.8% to 2.8%, per year, to be paid along with the amortization of the principal amount. This agreement is guaranteed by (i) pledge of the shares issued by SAESA and held by MESA; (ii) fiduciary assignment of credit rights ; (iii) equity support agreement by Santo Antônio’s shareholders and (ii) guaranty by CEMIG, with a limited liability up to 10% of the total amount of the agreement.

Santo Antônio entered into a financing agreement No. 1/2009 with Banco Santander S.A., Banco Bradesco S.A., Banco do Brasil S.A., Unibanco – União de Bancos Brasileiros S.A., Banco do Nordeste do Brasil S.A., Banco Itaú BBA S.A., Caixa Econômica Federal, Banco da Amazônia S.A. and BES Investimento do Brasil S.A. – Banco de Investimento, dated as of March 11, 2009, in the amount of R$3 billion, with final maturity date on March 15, 2034, which proceeds were used to the construction of Santo Antônio hydroelectric complex and its transmission system. The interest rate varies between 3.8% to 2.8%, per year, to be paid along with the amortization of the principal amount. This agreement is guaranteed by (i) pledge of the shares issued by Santo Antônio and held by MESA; (ii) fiduciary assignment of credit rights ; (iii) equity support agreement by SAESA’s shareholders and (ii) guaranty by CEMIG, with a limited liability up to 10% of the total amount of the agreement. As of December 31, 2016 the amount outstanding of the debt was R$ 4,067 million.

SAESA entered into a credit facility agreement No. 08.2.1120.1 with BNDES, dated March 4, 2009, in the amount of R$ 3.09 billion, with final maturity date on March 15, 2034 which proceeds were used to the construction of Santo Antônio hydroelectric complex and its transmission system. The interest rate is TJLP with a spread of 2.4% per year, to be paid along with the amortization of the principal amount. This agreement is guaranteed by (i) pledge of the shares issued by Santo Antônio and held by MESA; (ii) fiduciary assignment of credit rights ; (iii) equity support agreement by Santo Antônio’s shareholders and (ii) guaranty by CEMIG, with a limited liability up to 10% of the total amount of the agreement.

Companhia de Transmissão Centroeste de Minas entered into a credit facility agreement No. 10.2.1862.1 with BNDES, dated April 14, 2011, in the amount of R$ 28 million, with final maturity date on April 15, 2023, which proceeds were used to the construction of the Transmission Line LT Furnas – Pimenta 2 – 345kV. The interest rate is TJLP with a spread of 3.0% per year, to be paid along with the amortization of the principal amount. This agreement has a restrictive financial covenant requiring CEMIG, guarantor of the financing, to maintain a minimum capitalization rate as expressed by Stockholder’s equity / Total assets equal or greater than 0.3. This agreement has a guaranty by CEMIG, with a limited liability up to 51% of the total amount of the agreement.

Statutory Covenants

Our by-laws define certain targets related to indebtedness and capital expenditures that shall be monitored by the management. However, in the ordinary Shareholders Meeting held on March 30, 2017, management was authorized to exceed such targets for 2017 year, as follows:

	By-laws Targets	Exceeding authorized in the Ordinary Shareholders Meeting
Net debt (1) / EBITDA (2)	2.00	4.44
Net debt / (Net debt + Equity)	40.00%	55.00%
Capital Expenditures (3) / EBITDA	40.00%	192.00%

(1)	Net debt is calculated as current and non-current loans, financings and debentures, less (i) cash and cash equivalents and (ii) current and non-currenet marketable securities.
(2)	EBITDA means earnings before interest, income taxes, depreciation and amortization.
(3)	Capital expenditures means expenditures and asset acquisitions.

These new limits, which were approved for 2017, were reviewed at the time of the approval of the budget for 2017 by the Board of Directors, and submitted to the shareholders for approval in the General Meeting, which took place on May 12, 2017. Such General Meeting, in its turn, approved the statutory covenant Capital Expenditures / EBITDA limited to 90%.

Payment of Dividends below the Mandatory Minimum

On April 29, 2016, the Annual and Extraordinary General Meetings of CEMIG approved the payment of R$ 634 million as dividends, relating to the net profit for the 2015 business year, an amount below the minimum obligatory dividend.

Review of Compliance and Corporate Governance System

CEMIG has undertaken a number of initiatives to boost its compliance and corporate governance system, including revising its code of ethics in light of the Brazilian Anticorruption Law (Law No. 12,846/2013), the new Brazilian Public Companies Law (Law No. 13,303/2016), creating a Compliance Superintendence, providing anticorruption and fraud training to all of its employees ad approving a compliance program 2016/2018.

Research and Development

We dedicate ourselves to projects that use technological advances not only in electricity systems, but in all fields related to energy, such as development of alternative energy sources, environmental control, performance of energy systems and safety optimization.

In 2016, we invested R$23.49 million in research and development, and transferred R$47.86 million to the National Scientific and Technological Development Fund (Fundo Nacional de Desenvolvimento Científico e Tecnológico, or “FNDCT”), a federal fund to support research and development, and R$23.93 million to the Energy Research Company (Empresa de Pesquisa Energética, or “EPE”).

In 2015, we invested R$30.0 million in research and development, and transferred R$47.19 million to the FNDCT, and R$23.6 million to EPE.

In 2014, we invested R$60.7 million in research and development, and transferred R$47.6 million to the FNDCT and R$23.8 million to EPE.

Trends

As a public service utility, we are subject to regulations issued by the Brazilian federal government as described in “Item 4: Information on the Company – The Brazilian Power Industry.” Therefore, any change in the regulatory framework may affect us significantly either with respect to our revenue, if the change relates to prices, or with respect to our operating expenses if the change relates to costs incurred to provide service to consumers.

As to the question of reliability of supply of electricity, the structural capacity of the system is adequate to meet the market’s needs for consumption of electricity, and the expansion of generation and transmission capacity currently in development will be able to meet the expected demand for consumption from the market. Rates of growth of electricity consumption in Brazil in recent years have been 2.42% (2013–2014), -2.1% (2014-2015) and -0.9% (2015-2016) reduction due to economic recession and high energy tariffs. The Brazilian government has been successful with the “new supply” auctions starting in 2005 – which have made possible the construction of new projects such as the Santo Antônio hydroelectric plant (3,150 MW) and the Jirau hydroelectric plant (3,750 MW), on the Madeira River; the Belo Monte plant (11,233 MW) on the Xingu River; and the Teles Pires plant (1,820 MW) on the Teles Pires River, in accordance with the needs of the distribution companies for purchase of electricity.

Commitments

In 2016, there has been a corporate simplification with regard to CEMIG´s indirect investment on Light, such as FIP Redentor termination, incorporation of Redentor Energia SA. by Rio Minas Energia Participações S.A. (“RME”), Parati’s total break-up, whereby CEMIG, Banco Santander (Brasil) S.A., BV Financeira S.A., BB—Banco de Investimento S.A. and Banco BTG Pactual S.A. became direct shareholders of RME and Luce Empreendimentos e Participações S.A. (“Lepsa”), bearing same rights, obligations and equity then held by Parati. CEMIG has also acquired Banco BTG Pactual S.A.’s equity shareholdings of RME and Lepsa in 2016. Legal instruments have been signed to formalize the related alterations to the rights and obligations relating to the Put Option granted by CEMIG to the Direct Stockholders on shares in Parati, with the result that the said rights and obligations now apply, instead, to the shares in RME and Lepsa, since these two companies received the whole of the body of assets and liabilities that were split off as a result of the 100% split of their controlling and sole stockholder, Parati. The extension of the option was postponed to 2017. The exercise price of the option is calculated from the sum of the value of the amounts injected by the Fund into Parati, plus the running expenses of the fund, less interest on equity, and dividends, distributed by Parati (RME and Lepsa). The exercise price is subject to monetary updating by the CDI (Interbank CD) Rate plus financial compensation at 0.9% per year.

CEMIG GT and the private pension plan entities participating in the investment of SAAG entered into put option agreements exercisable by the funds in July 2021. The exercise price of the put options will correspond to the amount invested by each private pension plan, updated pro rata temporis, by the IPCA index as published by the IBGE, plus interest at 7% p.a., discounting dividends and interest on equity that have already been paid by SAAG to the private pension plan entities. For more details please see Note 15 to our consolidated financial statements.

Contractual Obligations

CEMIG and its subsidiaries have contractual obligations and commitments that mainly include, amortization of loans and financings, purchase of electricity from Itaipu, purchase of electricity at auctions, physical quota guarantees and other commitments, as follows:

	2017	2018	2019	2020	2021	2022 onwards	Total
	(in millions of R$)
Loans and financings	4,837	3,880	1,828	1,794	1,586	1,254	15,179
Purchase of electricity from Itaipu	1,266	1,426	1,578	1,754	1,829	98,574	106,427
Purchase of electricity – auctions	3,010	3,084	3,478	3,667	4,295	101,896	119,430
Purchase of electricity – ‘bilateral contracts’	298	314	328	346	361	1,347	2,994
Quotas for Angra 1 and Angra 2	239	251	259	277	284	11,377	12,687
Physical quota guarantees	580	612	640	671	700	28,052	31,255
Transport of electricity from Itaipu	162	232	238	243	226	8,129	9,230
Other electricity purchase contracts	3,736	3,411	2,776	2,887	3,201	30,267	46,278
Purchase of gas for resale	1,006	1,198	1,470	1,817	2,098	—	7,589
Paid concession	3	3	2	2	2	10	22
Debt to pension plan – Forluz	86	91	97	103	109	301	787

Operational leasing contracts	96	91	91	91	91	93	553

Total	15,319	14,593	12,785	13,652	14,782	281,300	352,431

We do not have any material off-balance sheet arrangements.

Item 6.	Directors, Senior Managers and Employees

Directors and Senior Management

CEMIG Holding is managed by its Board of Directors, composed of 15 members, each with a respective alternate, and by the Executive Board, which consists of 11 Executive Officers. The Minas Gerais State Government, as the majority shareholder, has the right to elect the majority of the members of the Board of Directors. Every holder of CEMIG common shares has the right to vote in an election for members of our Board of Directors. Under the Brazilian Corporations Law, any shareholder holding at least 5% of CEMIG Holding’s common shares in circulation may request the adoption of a multiple vote procedure, which confers upon each share a number of votes equal to the present number of members of the Board of Directors and gives the shareholder the right to accumulate his or her votes in a sole candidate, or distribute them among several.

Under the Brazilian Corporations Law, holders of preferred shares representing at least 10% of CEMIG Holding’s share capital, and also holders of common shares representing at least 15% of its registered capital (other than the controlling shareholder) have the right to elect a member of the Board of Directors and his or her respective substitute member in a separate election. If none of the holders of common shares or preferred shares qualifies under the minimum limits specified above, shareholders representing, in the aggregate, a minimum of 10% of the share capital may combine their holdings to elect a member of the Board of Directors, and that member’s substitute member.

CEMIG Holding and its wholly-owned subsidiaries CEMIG GT and CEMIG D all have the same Board of Directors, Audit Board and Executive Board, except that with respect to the Executive Boards of those two wholly-owned subsidiaries, only CEMIG D has a Chief Distribution and Sales Officer, and only CEMIG GT has a Chief Generation and Transmission Officer.

Board of Directors

CEMIG Holding’s Board of Directors meets, ordinarily, once a month and, extraordinarily, whenever called by its Chairman, Vice-Chairman, or by one-third of its members, or by the Executive Board (“Board of Executive Officers”). Its responsibilities include setting the corporate strategy, general orientation of CEMIG’s businesses, approval of certain significant transactions, and the election, dismissal and monitoring of our Executive Officers.

All members and substitute members of the Board of Directors are elected by the General Meeting of Stockholders. A substitute member replaces the respective permanent member whenever there is a temporary absence of the permanent member, or that member’s post is vacant, in which case the substitute remains in the post until the appointment of a permanent member to fill the vacancy. No member of the Board of Directors, permanent or substitute, has any employment contract with CEMIG, or with any subsidiary, that provides for any benefit in the event of its termination.

Under CEMIG Holding’s by-laws, the members of the Board of Directors are elected for a concurrent period of two years, and may be re-elected. The Board of Directors is made up of 15 permanent members, and their respective substitutes, of whom eight are elected by the Minas Gerais State Government and FIA Dinâmica Energia, one by BNDESPar (alternate is vacant), four by FIA Dinâmica and AGC Energia S.A., one by the shareholder José Pais Rangel and Geração Futuro L. Par FIA, and one by the holders of preferred shares. The period of office of the present members of the Board of Directors expires at the Annual General Meeting of Stockholders to be held in April 2018.

The names, positions and dates of initial appointment of the present board members and their respective substitute members are as follows:

Name	Position	Date of first appointment
José Afonso Bicalho Beltrão da Silva (1)	Chair	January 22, 2015
Geber Soares de Oliveira (1)	Alternate	May 12, 2017
Bernardo Afonso Salomão de Alvarenga (1)	Board Member	May 12, 2017
Agostinho Faria Cardoso (1)	Alternate	May 12, 2017
Helvécio Miranda Magalhães (1)	Board Member	January 22, 2015
Wieland Silberschneider (1)	Alternate	January 22, 2015
Marco Antônio de Rezende Teixeira (1)	Board Member	January 22, 2015
Antonio Carlos de Andrada Tovar (1)	Alternate	May 12, 2017
Marco Antonio Soares da Cunha Castello Branco (1)	Board Member	January 22, 2015
Ricardo Wagner Righi de Toledo (1)	Alternate	January 22, 2015
Nelson José Hubner Moreira (1)	Board Member	January 22, 2015
Otávio Silva Camargo (1)	Alternate	May 12, 2017
Antônio Dirceu Araújo Xavier (1)	Board Member	May 12, 2017
Luiz Guilherme Piva (1)	Alternate	January 22, 2015
Arcângelo Eustáquio Torres Queiroz (1)	Board Member	December 10, 2009
Franklin Moreira Gonçalves (1)	Alternate	February 27, 2003
Patrícia Gracindo Marques de Assis Bentes (2)	Board Member	October 25, 2016
Vacant (2)	Alternate	–
Ricardo Coutinho de Sena (3)	Board Member	August 4, 2010
Carolina Alvim Guedes Alcoforado (3)	Alternate	December 21, 2012
Paulo Roberto Reckziegel Guedes (3)	Board Member	August 4, 2010
Marina Rosenthal Rocha (3)	Alternate	October 25, 2016
Saulo Alves Pereira Junior (3)	Board Member	August 4, 2010
Tarcísio Augusto Carneiro (3)	Alternate	August 4, 2010
Bruno Magalhães Menicucci (3)	Board Member	May 12, 2017
Daniel Alves Ferreira (3)	Alternate	May 12, 2017
Marcelo Gasparino da Silva (4)	Board Member	May 2, 2016
Aloísio Macário Ferreira de Souza (4)	Alternate	May 2, 2016
José Pais Rangel (5)	Board Member	April 30, 2014
José João Abdalla Filho (5)	Alternate	April 30, 2014

(1)	Elected by State of Minas Gerais and FIA Dinâmica Energia.
(2)	Elected by BNDESPar
(3)	Elected by FIA Dinâmica Energia and AGC Energia
(4)	Elected by the preferred stockholders.
(5)	Elected by minority stockholders

Below is biographical information about each member of the Board of Directors:

Arcângelo Eustáquio Torres Queiroz – Mr. Queiroz graduated with a degree in History from the University Center of Belo Horizonte – UNIBH. Since 1988 he has worked for the CEMIG Group, first at CEMIG, and then, at CEMIG D, where he currently occupies the position of Technical Administrator. From 2006 to 2010, he was a regular member of the Pro-Health Committee (Comitê Prosaúde) of Forluminas Seguridade Social – Forluz, the pension fund of some of the CEMIG Group’s companies. Currently, he is Director of the Intermunicipal Union of Electricity and Fuel Gas Industry Workers of the State of Minas Gerais (Sindieletro/MG). He is a member of our Career and Compensation Committee and, since 2009, has been a member of our Board of Directors and also the Boards of Directors of CEMIG D and CEMIG GT.

Nelson José Hubner Moreira – Mr. Hubner has a degree in engineering from Universidade Federal Fluminense (Rio de Janeiro) with specialization in mathematics from Centro de Ensino Unificado de Brasília. He was Brazil’s interim Mining and Energy Minister from May 2007 to January 2008, and Director-general of the Brazilian electricity regulator, ANEEL, from 2009 to 2013.

Antônio Dirceu Araujo Xavier – Working at Cemig from 1972 to 2001, he became assistant to the Executive Board for litigation, and was subsequently head of the Procurator’s Office at Eletrobras, and adviser to the CEO at Comig (Companhia Mineradora de Minas Gerais). Since 2001 he has practiced law, specializing in electricity. He has a law degree from the Federal University of Minas Gerais, with extension courses at Harvard University, USA, and the International Faculty for the Teaching of Comparative law at Strasbourg, France.

Bruno Magalhães Menicucci – Since 2008, Advisory Engineer to the holding company owning interests in companies holding public service concessions of which Andrade Gutierrez Participações is the controlling stockholder. He has a degree in production engineering, awarded in 2009, from Minas Gerais Federal University (UFMG), with post-graduate studies in Entrepreneurial Legal Consulting from the Praetorium Institute of Learning, Research and Extension Studies in Law. He was born in 1986.

José Afonso Bicalho Beltrão da Silva – Born in 1948, Mr. da Silva has a degree in economics from the Federal University of Minas Gerais (UFMG), a master’s degree in Regional Economics from Cedeplar of UFMG, and Ph.D in economics from the University of Manchester, England. He was CEO of Credireal (Banco de Crédito Real de Minas Gerais) in 1994–7, and of Banco do Estado de Minas Gerais (BEMGE) in 1994–8. He was Secretary of Finance of the prefecture of Belo Horizonte from January 2006 to July 2012. From March 2009 to July 2014 he was CEO of PBH Ativos S.A. From April 2013 to December 2014 he was Advisor to the Minister of Development, Industry and Foreign Trade. He was also Advisor to the BNDES from April 2013 to December 2014. Currently, Mr. da Silva holds the position of Secretary of Minas Gerais State Treasury.

Bernardo Afonso Salomão de Alvarenga – Mr. Bernardo Afonso Salomão de Alvarenga, born on December 23, 1951, earned a degree in electrical engineering from Minas Gerais Federal University (UFMG) in 1978. He was an employee of CEMIG from 1980 to 2006, and an Executive Officer of CEMIG from 2007 to 2010. From May 2011 to November 2012 he served as Chief Energy Officer of Usiminas. Since August 2013 he has been managing partner of Ponta Energia Consultores Associados Ltda.

Marcelo Gasparino da Silva – Mr. Silva was born in 1971. He is a lawyer specializing in corporate tax law, with a degree from ESAG, and MBA in Controllership, Auditing and Finance. He began his executive career in 2007 as Legal and Institutional Director of Celesc. He is the Coordinator of the Santa Catarina Chapter, Holder of Board Member Certification from, and a member of the Council of, IBGC (the Brazilian Corporate Governance Institute). He is Chair of the Board of Directors of Usiminas, and is a member of the Board of Directors of Bradespar and Eternit. He has served as a Member of the Boards of Directors of: Eletrobras, Celesc, AES Eletropaulo, Tecnisa and SC Gás, and as a member of the Audit Boards of Bradespar, AES Eletropaulo, AES Tietê and Renuka do Brasil. He is Coordinator of the Legal and Compliance Committee of Eternit. He is the spokesperson of the GGC (Corporate Governance Group).

Marco Antônio de Rezende Teixeira – Mr. Rezende Teixeira was born in 1956. Since 1983 he has been a lawyer for Companhia Brasileira de Trens Urbanos. He was Solicitor-general of Belo Horizonte City, from 1997 to 2012. Since 2012 he has been manager and partner of Rezende Teixeira Sociedade de Advogados. He has a law degree from Universidade Federal de Minas Gerais (UFMG).

Marco Antonio Soares da Cunha Castello Branco – Mr. Castello Branco was CEO of Usiminas from 2008 to 2010. Since then he has been a Board Member of Hydac Tecnologia do Brasil Ltda., and since 2011, of Diferencial Energia Participações S.A. He has a degree in engineering from the Federal University of Minas Gerais (UFMG).

José Pais Rangel – Director Vice-President of Banco Clássico S.A.; Member of the Board of Directors of Companhia Distribuidora de Gás do Rio de Janeiro – CEG; Member of the Board of Directors of Tractebel Energia S.A.; Member of the Board of Directors of Kepler Weber S.A.; Manager of investment funds, licensed by the CVM. Member of the Board of Directors of each of CEMIG Holding, CEMIG D and CEMIG GT.

Ricardo Coutinho de Sena – Mr. Sena has a degree in Civil Engineering from Minas Gerais Federal University, and completed his postgraduate studies in Financial Administration at the Getúlio Vargas Foundation in Rio de Janeiro. He worked at the construction company M. Roscoe from 1972 to 1981, after which he joined Andrade Gutierrez, where he was Head of Budgets and, beginning in 1993, General Manager of the New Business Unit. Since 2000 he has been CEO of Andrade Gutierrez and a member of its Board of Directors. He represents Andrade Gutierrez S.A. Concessões on the Board of Directors of several of its subsidiaries. Since 2010, he has been a member of the Boards of Directors of CEMIG Holding, CEMIG D and CEMIG GT.

Paulo Roberto Reckziegel Guedes – Mr. Guedes has a degree in Civil Engineering from Rio Grande do Sul Federal University, and a Corporate MBA from the Dom Cabral Foundation. He joined the Andrade Gutierrez Group in 1993, working as assistant engineer, supervisory engineer, general manager of operations and project manager. Since 2000 he has been Executive Director of a listed company holding concessions for public works and services, and also represented Andrade Gutierrez Concessões on the Board of Directors of several subsidiaries of the group. Since 2010, he has been a member of the Board of Directors of CEMIG Holding, CEMIG D and CEMIG GT. He is also a member of the Board of Directors of Light and Light Serviços de Eletricidade S.A.

Saulo Alves Pereira Junior – Mr. Pereira has a degree in Electrical Engineering from the Pontifícia Universidade Católica of Minas Gerais (PUC-MG), and postgraduate degrees in Works and Services Budget Planning from the Instituto de Educação Continuada of PUC–MG and Business Administration from the Federal University of Bahia. He also concluded a Corporate MBA from the Dom Cabral Foundation. He began his career in 1993 as an intern in CEMIG’s Operations Center. In 1995 he joined Construtel Projetos e Construções Ltda, as an engineer in planning and budget coordination, and in 1998 he became General Manager of that company’s Business Unit in Bahia. In 2000, he joined the Andrade Gutierrez Group, and in 2004 became Chief Sales Officer of Construtora Andrade Gutierrez S.A. Since 2007, at Andrade Gutierrez Concessões S.A., he has been actively participating in the group’s consolidation in the electricity sector. Since 2010 he has been a member of the Boards of Directors of CEMIG Holding, CEMIG D and CEMIG GT.

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

Patrícia Gracindo Marques de Assis Bentes – Mrs. Bentes, born in 1965, graduated the course of Business Administration of the Federal University of Rio de Janeiro (UFRJ) and earned a master degree in Finances and Marketing from the University of São Paulo (USP) in 1996. Obtained certifications Series 7 and 63 from the U.S. National Association of Securities Dealers (NASD) in 1996 and operated in the American capital market under such licenses until 2001. Independent Investment Agent registered at the (CVM) since 2008. Worked at CITIGROUP between September/88 – September/01, where participated of privatization processes with use of privatization currencies for debt conversion. Organized and managed the department responsible for elaborating industry studies and risk analysis involving debt and capital for publicly traded companies in Brazil, Chile and Argentina. Was transferred in 1995 to New York where structured operations for the capital market, such as: Structuring of the 1st Credit Rights Investment Fund (“FIDC”) with CDC portfolios, personal credit and credit cards combined, in the amount of R$1 billion for Unibanco; Structuring of a US$200 million financing for the construction of a thermoelectric power plant at the Southern Cone for Maire Engineering, multinational construction company, with (BNDES), Eximbank and Hermes resources; Structuring of the acquisition of CEEE distributor of energy, located at the south east region, by foreign investors, in the amount of US$75 million, including the leveraged funding (LBO); Structuring of the fund raise in the amount of R$40 million for Canguru Embalagens, through a securitization covered by future receivables, without a supply agreement, the FIDC Canguru, with S&P rating; Structuring and distribution of Negresco CFI 1st FIDC, in the amount of R$60 million with an S&P brAAAf rating; Structuring of Risk Participation Agreements for Volvo (Mexico) and Bematech (Brazil); Structuring and distribution of Banco Volvo 1st fund raise through a subordinated Certificate of Deposit (CDB) of R$60 million, with a 10 years term and payment of principal at the final due date. Worked at Banco Bracce between March/11 and September/12, as the Executive Vice-President, where hired, shaped and trained the relationships team; Defined and executed strategies for the disclosure and consolidation of the Bank’s brand; Proposed and implemented the organization’s cultural bases (mission, vision and values) and codes of conduct for all employees. Worked in a partnership with the Bank’s controlling partners in the fundraising process from local investors and high income international investors. The efforts resulted in the entry of foreign investors from Southern Cone, Europe and Silicon Valley that acquired a relevant share of the Bank’s controlling holding. In 18 months, formed a portfolio with 553 names, among prospects and issuer clients, and 215 investors, with a dealflow of 47 operations in the approximate amount of R$ 2 billion. Executive-Partner at Estatice Holdings, since October 2012, where works in the structuring of fundraisings for corporate clients through FIDCs, FII, CRA, CRI and other securities. Projects in which provides consulting services for the World Bank with respect to the structuring of a fundraising for a Project of Energy Efficiency developed in association with the Municipal Administrations of the cities of Rio de Janeiro and Belo Horizonte.

Criminal Proceedings Involving Members of our Board of Directors

On October 20, 2015, Mr. José Afonso Bicalho Beltrão da Silva, the Chair of CEMIG Holding’s Board of Directors, was convicted in Brazilian federal court (1st Federal Circuit) for reckless management in connection with the granting of irregular loans when he was the CEO of Banco do Estado de Minas Gerais, between 1995 and 1998. As a result of this conviction, Mr. Da Silva was prohibited from holding executive or management positions at financial institutions in Brazil for a period of eight years. Immediately thereafter, Mr. Da Silva appealed to the Court of Appeals of the 1st Federal Circuit, on the grounds that the ruling judge did not have the necessary authority to hear the case, as Mr. Da Silva is currently the Secretary of Minas Gerais State Treasury and, therefore, the case should have been heard and trialed by the Minas Gerais State Court of Appeals, and not by a Brazilian federal court. The appeal is currently pending. Mr. José Afonso Bicalho Beltrão da Silva is also a defendant in a Civil Class Action involving administrative misconduct.

On September 23, 2016, Mr. Marco Antônio de Rezende Teixeira, the Secretary of State in Minas Gerais (Secretário da Casa Civil de Minas Gerais) and a member of CEMIG Holding’s Board of Directors, was subjected to search and seizure and coercive hearing orders carried out by the Federal Police in connection with Operação Acrônimo (“Operation Acronym”). Operation Acronym began in October 7, 2014 when a private plane landed in Brasília with three passengers (Benedito Rodrigues de Oliveira Neto, Marcier Trombiere Moreira and Pedro Medeiros) and the authorities found an undeclared amount of R$116,000 in cash belonging to the owner of the aircraft, Benedito Rodrigues de Oliveira Neto. The companies owned by Benedito Rodrigues de Oliveira Neto had provided services to certain Brazilian political parties during the 2014 presidential elections, therefore, the Federal Police started to investigate a money laundering scheme involving the funding of political campaigns by Brazilian companies, including those who have received loans from the Brazilian National Development Bank (Banco Nacional de Desenvolvimento Econômico e Social, or “BNDES”). The reasons for the search and seizure orders are still unclear, as the investigation records are sealed by the Superior Court of Justice (Superior Tribunal de Justiça, or “STJ”). The Federal Police, in a report dated March 13, 2017, concluded in favor of indictment of Mr. Marco Antônio de Rezende Teixeira for matters arising from his activity as coordinator and treasurer of the election campaign of Governor Fernando Pimentel in 2014. This conclusion reached by the Federal Police is a development arising from the investigation and report already presented to the Office of the Attorney-General for more than twelve months, without any analysis being carried out or any conclusion being reached. Thus, no accusation has been made, nor has there even been any consideration by the judiciary on the question of whether to proceed with any criminal prosecution. Operation Acronym is still ongoing and as of the date of this annual report no arrest warrants have been issued against Mr. Teixeira. Mr. Marco Antônio de Rezende Teixeira is also a defendant in a criminal lawsuit involving a breach of the Tenders Law. Such claim was already dismissed on April 20, 2017. However, it is still subject to appeal.

Board of Executive Officers

CEMIG Holding’s Executive Board, made up of eleven Executive Officers, is responsible, among other things, for putting into effect the decisions of the Board of Directors and for day-to-day management. The members of the Executive Board – the Executive Officers – have individual responsibilities established in the by-laws and hold their positions for a period of three years, and they may be re-elected. The period of office for the present Executive Officers expires at the first Meeting of the Board of Directors following the Annual General Meeting of Stockholders to be held in April 2018. The Executive Officers are elected by the Board of Directors. Ordinary meetings are held at least twice per month and extraordinary meetings are held whenever called by the Chief Executive Officer, or CEO, or by two Executive Officers other than the CEO.

The Executive Officers exercise their positions as full-time occupations in exclusive dedication to the service of CEMIG Holding. They may simultaneously exercise non-remunerated positions in the management of our wholly-owned or other subsidiaries or affiliated companies, at the option of the Board of Directors. They are, however, obligated to hold and exercise the corresponding positions in the wholly-owned subsidiaries CEMIG D and CEMIG GT.

The Executive Board is responsible for the daily management of CEMIG Holding’s business, subject to the obligation to obey the Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan and the Annual Budget.

Some decisions, as outlined in Section 4 of Clause 21 of the by-laws, require the approval of the Executive Board.

In the event of absence, leave, resignation or vacancy of the post of the Chief Executive Officer, the Deputy Chief Executive Officer exercises the duties of the Chief Executive Officer, for whatever period the absence or leave may last, and, in the event of vacancy or impediment or resignation, until the post is filled by an appointment made by the Board of Directors. In the event of absence, leave, resignation or vacancy of the post of any of the other members of the Executive Board, the Executive Board may, by approval of a majority of its members, attribute the exercise of the respective functions to another Executive Officer, for as long as the period of absence or leave may last, and in the event of vacancy, impediment or resignation, until the post is filled by the Board of Directors. The Chief Executive Officer or a member of the Executive Board elected in the way described above shall hold the position for the period of time remaining in the substituted officer’s term.

The names, positions and dates of initial appointment of our Executive Officers are as follows:

Name	Position	Date of original appointment
Bernardo Afonso Salomão de Alvarenga	Chief Executive Officer (CEO) and Deputy CEO (concurrently)	December 22, 2016
Adézio de Almeida Lima	Chief Officer for Finance and Investor Relations	February 21, 2017
Franklin Moreira Gonçalves	Chief Generation and Transmission Officer	January 22, 2015
César Vaz de Melo Fernandes	Chief Officer for Business Development	October 9, 2015
José de Araújo Lins Neto	Corporate Management Officer	February 20, 2017
Maura Galuppo Botelho Martins	Chief Officer for Human Relations and Resources	February 20, 2017
Dimas Costa	Chief Trading Officer	September 01, 2016
Raul Lycurgo Leite	Chief Legal Officer	January 22, 2015
Luís Fernando Paroli Santos	Chief Institutional Relations and Communication Officer and Chief Energy Distribution and Commercialization Officer (concurrently)	March 3, 2016

Bernardo Afonso Salomão de Alvarenga –Mr. Bernardo Afonso Salomão de Alvarenga, born on December 23, 1951, earned a degree in electrical engineering from Minas Gerais Federal University (UFMG) in 1978. He was an employee of CEMIG from 1980 to 2006, and an Executive Officer of CEMIG from 2007 to 2010. From May 2011 to November 2012 he served as Chief Energy Officer of Usiminas. Since August 2013 he has been managing partner of Ponta Energia Consultores Associados Ltda.

Adézio de Almeida Lima – Mr. Almeida Lima has a degree in economics from the Federal University of Viçosa, and a postgraduate degree in Financial Management from the Dom Cabral Foundation of Belo Horizonte, Minas Gerais. He has served on the boards of numerous companies, including Perdigão S.A., CPFL Group, Belgo Mineira, BB DTVM, Seguradora Aliança do Brasil S.A., Banco Nossa Caixa, and La Fonte Participações S.A. From 1977 to 2009 he was with Banco do Brasil, serving as General Manager, Director of Sales, and as Vice-President for Credit, the Controller’s Department and Global Risk. At present he is a member of the Boards of Directors of Fras-Le S.A., and of BDMG (Minas Gerais Development Bank), where he is Coordinator of the Audit Committee.

Franklin Moreira Gonçalves – Born in 1970, and affiliated with the CUT group of unions, from 2003 to 2009, Mr. Gonçalves has been Energy Secretary of the National Federation of Urban Workers (FNU), and was President of FNU-CUT , and director of the Electricity Workers’ Unions of Minas Gerais (Sindieletro–MG) from 1993 to 2014. At CEMIG Holding, he has been a Technical Officer in System Operations Supervision and Control in the Generation and Transmission Senior Management unit, and in Distribution Operations Engineering, in the Distribution Senior Management unit. He is also a member of the Board of Directors of CEMIG Holding, CEMIG D and CEMIG GT, the Board of Directors of Transmissora Brasileira de Energia (TBE), the Federal Renewable Energy Sources Council of the Brazil Maior plan; the State Energy Council of Minas Gerais; and the Minas Gerais State Science and Technology Council. He earned a degree in systems analysis from Newton Paiva Unicentro of Belo Horizonte, in 1996; and completed his MBA in Leadership and Management of State Companies through the FranklinCovey Business School/Coge Foundation, Rio de Janeiro, in 2013.

César Vaz de Melo Fernandes – From 1995 to 1998, Mr. Vaz de Melo worked as CEMIG Holding’s General Manager for Distribution in the Minas Triangle Region. He was CEMIG Holding’s General Manager for Distribution Engineering, from 1998 to 2000 and General Manager for Distribution Operation and Maintenance, from 2000 to 2002. From 2003 to 2005, he served at CEMIG Holding as the General Manager, Distribution, for the Metropolitan Region of Belo Horizonte. Following that period, Mr. Vaz de Melo became the Executive Coordinator of CEMIG Holding’s Hydroelectric Projects in Amazônia and served in that position until 2009. From 2005 to 2007 he cumulated the position of Director of Construction for Furnas. In 2009 and 2010, he was the General Manager for Planning and Operation of CEMIG GT and was appointed CEMIG Holding’s General Manager for Business Development in 2015. Mr. Vaz de Melo holds a degree in electrical engineering from the Federal University of Minas Gerais (UFMG), and an MBA in Finance and Management from IBMEC.

José de Araújo Lins Neto – Mr. Lins Neto has a degree in economics from Pontifícia Universidade Católica of Minas Gerais (PUC/MG). He joined CEMIG in 1982, serving in the following posts: Senior Economist, Deputy Head of Division, Division Manager, and Manager of the Materials Planning and Acquisition Department (to 2003); Deputy General Manager for Human Resources (2003 to 2008); and advisor to CEMIG’s General Management Office for Administration Logistics and Infrastructure (2008 to 2014). He currently serves as CEMIG Holding’s Chief Corporate Management Officer.

Maura Galuppo Botelho Martins –Ms. Galuppo was born in 1961. She has a degree in business administration from UNA, and a degree in mathematics from FAFI of Belo Horizonte. Her post-graduate studies include: the International Leadership program of the Dom Cabral Foundation/Insead; strategic management at Minas Gerais Federal University; money markets at the Euromoney Institute in New York; and an MBA in finance from Ibmec. At CEMIG, she worked as a financial analyst from 1984 to 1998; as Economic and Financial Planning Analyst from 1998 to 2003; and as Manager of the Tariffs Department from 2003 to 2009. From 2009 to 2011 she was CEMIG’s General Manager for Organization of Distribution, and from 2011 to 2016 General Manager for Economic and Financial Regulations. Since August 2016 she has served as Pension Plans and Management Director at Forluminas.

Dimas Costa – Mr. Costa earned a degree in electrical engineering from PUC Minas in 1978. In 1978–1980 he worked as an engineer in the Minas Gerais State Water and Energy Department, where he was a Division Head from 1980 to 1985. With CEMIG Holding, in 1985–1987, he was an engineer in the Distribution Senior Management Unit; from 1987 to 1995 he was an Assistant in the Senior Management Unit for Energy Planning and Development; from 1995 to 1998 he was Manager of the Energy Development Department; from 1998 to 2007 he was Sales Manager for Corporate Clients; from 2007 to 2010 he was the Company’s General Manager for Client Sales; and from 2011 to 2013 he was the Company’s General Manager for Incentive-bearing Client Sales. Since 2013 he has been managing partner of Ponta Energia Consultores Associados Ltda.

Raul Lycurgo Leite – Mr. Leite has worked as a Federal Attorney in the offices of the Brazilian National Procurator-General and Advocate-General since 2002. Since 2011 he has been a legal advisor to the Ministry of Development, Industry and Foreign Trade. He also does work for the office of the Procurator-General of the National Terrestrial Transport Agency (ANTT). He was part of the ‘task force’ formed by the Procurator-General and Advocate-General to organize the 2nd Stage (Phase II) and the 3rd Stage (Phase I) of the program to award federal highway concessions, to combat transport of pirated goods on interstate and international buses, and to put into effect the Pro-Pass Brazil Program, which aims to put 98% of the interstate highway passenger lines out to competitive tender, and create a propitious environment for bidding to develop the High Speed Train (“Trem de Alta Velocidade”). He is a member of the Audit Boards of the Brazilian Industrial Development Agency (ABDI), the Brazilian Agency for Promotion of Exports and Investments (ApexBrasil), and Finame, and a substitute member of the Audit Board of the BNDES. He has a degree in law from the Ensino Unificado School of Brasília (CEUB), with post-graduation in tax law and policy; a degree in Economic and Company Law from the Getúlio Vargas Foundation; and a master’s degree in International Law from the Washington College of Law at American University, Washington, D.C.

Luís Fernando Paroli Santos – Mr. Paroli Santos served as Chief Administrative Officer of Furnas Centrais Elétricas S.A. from 2008 to January 2016. Since January 2016 he has been the Advisor for Corporate Communication to the CEO of CEMIG Holding. From 2011 to 2014 he was Vice-President of the COGE Foundation. From November 2014 to December 2015, he was the President of the Foundation and Chair of the Governing Council of CEMIG Holding. He has served on the Board of Directors of the following companies: from May 12, 2010 to April 11, 2012 at Retiro Baixo Energética S.A.; from April 30, 2010 to March 29, 2012 at Companhia Transleste de Transmissão; from April 26, 2011 to March 29, 2012 at Companhia Transirapé de Transmissão, Companhia Transudeste de Transmissão, Companhia de Transmissão Centroeste de Minas, and Companhia de Transmissão Furnas-Pimenta II. Since 2004, Mr. Paroli Santos has been proprietor and director of the Capoeira Grande Farm in Elói Mendes, Minas Gerais, handling its financial administration and fund management.

Compensation of Members of the Board of Directors and Executive Officers

The total compensation of the members of the Board of Directors, the Executive Board, and Audit Board, including benefits of any type, is established by the General Meeting of Stockholders, in accordance with the legislation from time to time in force.

In the fiscal year ended December 31, 2016 the total compensation paid to CEMIG Holding’s directors and officers and to the directors and officers of CEMIG D and CEMIG GT, including health insurance, paid leave, bonuses, post-employment and other benefits, totaled approximately R$16,273 million.

The following chart shows the compensation to the members of the Board of Directors, Executive Board, Audit Board and Support Committee members in 2016:

	Board of Directors	Executive Officers	Audit Board
	(in thousands of R$)
Number of members (1)	28	11	10
Total compensation	4,567	10,515	1,191

(1)	The number of members corresponds to the annual average of members divided by 12 months. For the Audit Board, the number includes the substitute members, as per the decision taken by the 2011 Ordinary and Extraordinary Genereal Meetings of Stockholders. The number of members stated above is in accordance with the 2016 Ordinary and Extraordinary General Meetings of Stockholders and it includes substitute members.

There is no contract between CEMIG Holding or its wholly-owned subsidiaries, subsidiaries or affiliated companies and any director or officer of CEMIG Holding that grants any kind of post-employment benefits, other than the retirement plan of Forluz and the healthcare plan CEMIG Saúde, which is applicable to the Executive Officers (as long as they qualify under the rules and regulations of Forluz) on the same terms as for other employees.

The Audit Board

Under CEMIG Holding’s by-laws, its Audit Board is established permanently. It sets forth ordinary monthly meetings and extraordinary meetings whenever necessary. It comprises three to five members, and their respective substitute members, elected by the stockholders at the Annual General Meeting, for a term of one business year, and they may be re-elected. The holders of the preferred shares, as a group, are entitled to elect one member of the Audit Board and a corresponding substitute. A single minority holder of common shares, or a group of minority holders of common shares, with a joint holding of at least 10% of the total shares, has the right to elect one member of the Audit Board and a corresponding substitute. The primary responsibility of the Audit Board, which is independent from management and from the independent external auditors appointed by the Board of Directors, is to review the financial statements and report on them to the stockholders. The Audit Board is also responsible for providing opinions on any proposals by management to be submitted to the General Meeting of Stockholders related to: (i) changes in the share capital; (ii) issue of debentures or warrants; (iii) capital expenditures plans and budgets; (iv) distribution of dividends; (v) changes in the corporate structure; or (vi) corporate reorganization, such as mergers, consolidations and spin-offs.

The Audit Board also examines the activities of management and reports on them to the stockholders.

The current members of the Audit Board, and their substitute members, all of whose terms expire at the Annual General Meeting of Stockholders to be held in 2018 to approve the financial statements for the fiscal year 2017, are as follows:

Name	Position	Date of initial appointment
Arthur Maia Amaral (1)	Member	May 12,2017
Marco Antônio Badaró Bianchini (1)	Alternate	May 12,2017
Edson Moura Soares (1)	Member	April 30, 2015
Marcos Túlio de Melo (1)	Alternate	May 2, 2016
Camila Nunes da Cunha Pereira Paulino (1)	Member	May 2, 2016
Flávia Cristina Mendonça Faria Da Pieve (1)	Alternate	May 12, 2017
Newton Brandão Ferraz Ramos (2)	Member	May 2, 2016
Rodrigo de Mesquita Pereira (2)	Alternate	May 2, 2016
Manuel Jeremias Leite Caldas (3)	Member	May 2, 2016
Ronaldo Dias (3)	Alternate	May 2, 2016

(1)	Appointed by State of Minas Gerais (as the controlling shareholder).
(2)	Appointed by the minority of the holders of voting share.
(3)	Elected by the holders of the preferred shares.

Below is a brief biography of each member of our Audit Board:

Arthur Maia Amaral – Mr. Amaral has a degree in Pharmaceutical Science from Universidade José do Rosário Vellano (Unifenas), and a postgraduate degree in management of micro and small companies from the Federal University of Lavras (UFLA), Minas Gerais. He served as Mayor of Luminárias, Minas Gerais in two periods of office: 2009–2012 and 2013–2016. He was elected Secretary-general and Director of the Regional Pharmacy Council of Minas Gerais state for 2014–2015. In 2016 he served as Chair of the Association of Mining Municipalities of Minas Gerais (AMIG).

Edson Moura Soares – Head of the State Office of the Government of the State of Minas Gerais. From June 2007 to December 2010, he was a parliamentary assistant to the Chamber of Deputies in Brasília, Federal District. From January 2011 to December 2014 he was the Head of the Office of the Chamber of Deputies in Brasília.

Camila Nunes da Cunha Pereira Paulino – Ms. Paulino has a degree in Communication and Public Relations from the Centro Universitário of Belo Horizonte, and a postgraduate degree in communication and corporate and project management from the Technological Education Institute, IETEC. She has served as leading consultant on change management at Copasa (Companhia de Saneamento de Minas Gerais), the Minas Gerais water utility, and in ESAB Soldagem e Corte, in Brazil and Argentina. She is currently Advisor to the Office of the CEO at Copanor (water utility for the North and Northeast of Minas Gerais).

Newton Brandão Ferraz Ramos –Mr. Ramos has a degree in accounting from PUC University of Minas Gerais, completed postgraduate studies in management at FUMEC/MG in 1994, and has an MBA in Finance from the Dom Cabral Foundation. From 1993 to 1994 he worked as a supervisor at Branaço Produtos Siderúrgicos S.A., and in 1994–5 as a sector manager for Carrefour. In 1995–1997 he was an accountant and expert consultant at ARG Ltda., and in 1997–8 Financial Manager of Visoconsult Engenharia. Since 1998 he has been an executive of Andrade Gutierrez Concessões S.A., including service on the Audit Boards of Companhia de Saneamento do Paraná (Sanepar) and Companhia de Concessões Rodoviárias – CCR.

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

Consumer Council

In accordance with Brazilian law, CEMIG Holding has established a Consumer Council, comprising representatives of consumer groups and advocacy organizations, but not members of the Board of Directors. The Consumer Council advises us in questions of service and other concerns of the consumers.

Audit Committee

Our Audit Board acts as the Audit Committee for the purposes of the Sarbanes-Oxley Act of 2002. Under Section 10A-3 of the SEC rules on Audit Committees of listed companies on the New York Stock Exchange, it is optional for non-U.S. issuers not to have a separate Audit Committee, made up of independent members, if there is an Audit Board established and chosen in accordance with the legal rules of its origin country, when such rules expressly require or allow that such board obey certain obligations; and if such exception is the case, an Audit Board may exercise the obligations and responsibilities of an Audit Committee of the United States up to the limit permitted by Brazilian Law. The financial specialists of our Audit Board are Mr. Newton Brandão Ferraz Ramos and Mr. Ronaldo Dias, an alternate member of the Audit Board.

Employees

As of December 31, 2016, we had 7,119 employees at CEMIG, CEMIG D and CEMIG GT, of which 230 were management level and 192 were contracted to provide temporary outsourced services. As of December 31, 2015 we had 7,860 employees at CEMIG, CEMIG D and CEMIG GT, of which 230 were at management level and 77 were contracted to provide temporary outsourced services. As of December 31, 2014 we had 7,920 employees at CEMIG, CEMIG D and CEMIG GT, of which 227 were at management level and 139 were temporary contracted outsourced providers. This table shows the breakdown of our employees by type on those dates:

	Number of Employees as of December 31, (1)
	2016 (2)	2015	2014
Managers	230	230	227
Professional staff	1,323	1,424	1,350
Operational technical staff and office employees	5,566	6,206	6,343
Total	7,119	7,860	7,920

(1)	These figures include only employees of CEMIG GT, CEMIG D and CEMIG.
(2)	In 2016, 77 employees were hired, 31 were re-admitted and 830 left the Company.

Unions

Annual meetings are held for collective negotiation with the unions that represent the employees. The Collective Work Agreements (Acordos Coletivos de Trabalho, or “ACTs”) that result from these meetings cover salary adjustments, benefits, rights and duties of the employment relationship, and come into effect for the subsequent period of 12 months, starting on November 1 of each year.

Negotiations between the Company and the Unions for the 2016-2017 Collective Work Agreements were concluded.

During the 2016-2017 negotiations, the company and the unions agreed to a readjustment of economic benefits to ensure replacement of losses due to inflation in the period, with an adjustment of 8.50% in line with inflation.

The agreement reaffirmed benefits as: payment of day and night overtime; setting of a ceiling for grant of financial help for training in technical or graduation courses; advance of the first installment of the annual 13th salary payment; assistance benefits; release of union leaders and provisional job stability; and funds for grant of salary alterations in accordance with the Careers and Remuneration Plan (Plano de Cargos e Remunerações, or “PCR”).

In health and safety in the workplace, the employees have the following benefits guaranteed: regulated Internal Accident Prevention Committees (Comissões Internas de Prevenção de Acidentes, or “CIPAs”), with participation by the unions; medical health inventory; inspection of contractors as to their work safety; and notification of serious or fatal accidents.

During the negotiations in 2016, there was a stoppage of one day, in which very few of the employees took part. In the event of strikes, CEMIG has an Operational Emergency Committee, created for the basic purpose of establishing a Contingency Plan to maintain our essential services.

After negotiations with the unions, the Collective Work Agreement was signed with 17 union entities, comprising a salary adjustment of 8.50%, definition of criteria for funds distribution for individual salary increases, granting of an extra food ticket and maintenance of jobs and voluntary retirement programs, valid for the period between November 1, 2016 to October 31, 2017.

In the event of strikes, CEMIG has an Operational Contingency Council aimed at setting forth a Contingency Plan for continuation of its essential services.

Compensation

CEMIG compensates its employees in a competitive way, in line with best market practices.

CEMIG’s compensation strategy reflects a compatible and competitive positioning with the market, with benefits and programs for the welfare of its employees. Thus, CEMIG has a Careers and Remuneration Plan (Plano de Cargos e Remunerações, or “PCR”), in which the positions are described based on their nature and complexity, as well as the knowledge requirements necessary for the performance of their functions. The fees are set considering the reviews of positions, made according to specific methodology. This plan is designed to attract, develop, retain and enhance the best talented Company professionals needed to conduct CEMIG’s business while preserving our culture, the alignment to its business objectives, competitiveness and longevity in the market where it operates without losing sight of the particularities of its segment and the commitment of the employees with the result of their work. In addition, the PCR establishes criteria for granting horizontal and vertical progressions that include, among other things, employee performance.

The current PCR was put in place in 2004 aiming to provide us with the instruments of compensation considered to be necessary to maintain an equitable and competitive payment structure and establish criteria for promotions. With the change of the Executive Board of CEMIG held in January 2015 and the reformulation of our Strategic Plan, the PCR review project is scheduled to be completed by the end of 2017. The aim is adapting it to the new reality of the enterprise business, the strategic planning of CEMIG and aligning to other HR processes.

This table shows the monthly average of base salary and of compensation, by job category of CEMIG Holding:

	Average base salary as of December 31, 2016	Average compensation as of December 31, 2016
Managers	R$18,572.29	R$30,180.63
Professional staff	R$9,328.15	R$11,986.61
Operational technical staff and office employees	R$4,713.73	R$7,545.24

Program for Sharing in Profit, Results, and Productivity

CEMIG has a program for sharing by the employees of profits and results in accordance with the applicable Brazilian employment legislation. Profits are distributed only if, in aggregate, at least 50% of the corporate targets are achieved, after relative weighting for each of the corporate and operational indicators.

In 2016, in accordance with the terms of the Specific Collective Agreement PLR 2016, CEMIG distributed 4% of its profits to the program and simplified the list of indicators, facilitating the monitoring of results by its employees.

In 2015, CEMIG agreed to pay each employee no less than 120% of his/her monthly compensation through this program.

In 2014, we brought forward payment of part of the profit shares to employees for the 2014 business year, in the amount of approximately R$106.2 million, and the remaining part was paid by April 2015.

Benefits

CEMIG provides its employees a range of benefits, such as reimbursement of disability-related expenses of employees and/or their dependents, funeral assistance in the event of death of an employee or of his or her direct dependents, and payment of part of the employee’s contribution to the complementary pension plan. In 2016, a total of R$243.8 million was paid in benefits to employees, comprising R$98.1 million in contributions to the pension plan and R$145.6 million in assistance benefits.

Voluntary Retirement Programs

In January 2013, we introduced the Incentive Severance Program (Programa Incentivado de Desligamento, or “PID”), in response to the regulatory changes in the energy sector. It was targeted to employees who, as of 2013, had over 20 years of (i) employment at CEMIG and (ii) contributions to Forluz; and who already had retired status under the National Social Security System (Instituto Nacional de Seguridade Social, or “INSS”).

In 2013, 854 people left CEMIG by accepting the terms of the PID. They received (i) payment of up to four times their monthly salary (without exemption from income tax) and (ii) the 40% extra payment on the balance of the employee’s accumulated funds under the FGTS system that would be obligatory if a dismissal were without cause. Additionally, CEMIG guaranteed full payment of the group life insurance plan and of the health plan for six months commencing on the date the employee left CEMIG.

In 2014, two employees left the company under the PID – both were on sick leave and received the full benefit on receiving medical confirmation of recovery.

In November 2015, CEMIG introduced its Programmed Voluntary Retirement Offer (Programa de Desligamento Voluntário Programado, or “PDVP”), for employees who, at December 31, 2015, had been with the company, and contributed to the Forluz pension plan, for 10 years, and were already qualified for retirement under the INSS regime (for men, 35 years’ contribution or age 55; for women, 30 years’ contribution or age 50). The offer included, as extra compensation: (i) 40% of the balance on the employee’s account with the federal retirement system (Fundo de Garantia por Tempo de Serviço, or “FGTS”) – which would normally apply only for dismissal without just cause; and (ii) forward salary for three months. This was accepted by 175 employees, who left the company during the period between March 2016 and the end date of the program in October 2016.

In April 2016, CEMIG launched its PDVP Programmed Voluntary Retirement Plan (PDVP 2016) for employees who would have worked for the Company for 25 years or more on December 31, 2016. The offer included the following items, as extra compensation: (i) 40% of the balance on the employee’s account with the FGTS; and (ii) payment of the amount normally paid to employees who are dismissed, which can vary from one month to 90 days of the severance reference salary, as specified by Law No. 12,506/2011. This was accepted by 578 employees, who left the company during the period between June 2, 2016 and October 20, 2016.

Health and Safety

As a result of the various measures and programs put in place relating to questions of health, hygiene and safety in the workplace, CEMIG’s accident indicators have fallen significantly in the last 6 years. In 2016, CEMIG’s indicator of Frequency of Accidents with Time off Work (Taxa de Frequência de Acidentes com Afastamento, or “TFA”) for the workforce was 1.79 per million hours worked, or 30% less than in 2015, and 16.36% lower than the limit of 2.14.

Compared to 2015, the TFA figures in 2016 were 16.66% lower for payroll staff, and 32.85% lower for outsourced contractor personnel. Several actions were taken to achieve the excellent results for 2016, including the following:

*	The Company joined the Ibero-American Social Security Organization (Organização Ibero-Americana de Seguridade Social, or “OISS”), by decision of the Executive Board held on April 23, 2015.

*	The Company signed the Terms of Acceptance of the Ibero-American Social Security League, by decision of the Executive Board held on October 6, 2015.

*	The Integrated Work Accidents Risk Prevention Group was created by a circular from the Executive Board held on November 11, 2015;

*	Technical visit by representatives of the OISS, in December 2015, for preparation of an Integrated Work Accidents Risk Prevention Plan (Plano Integral de Prevenção de Riscos e Acidentes de Trabalho).

*	In February 2016, validation of the Integrated Work Accidents Risk Prevention Plan, containing 18 individual actions, covering the period from April 2016 to December 2018, including the following five main aspects of the program:

1.	Commitment from Senior Management of CEMIG to lead the strengthening of a Prevention Culture in the company.

2.	Alignment of the internal occupational health and safety work rules of CEMIG Holding, CEMIG D and CEMIG GT.

3.	Improvement and perfecting of employees’ preventive technical knowledge in occupational health and safety at their workplaces.

4.	Improvement of employees’ qualifications in Occupational Health and Safety Management, at CEMIG’s training college, UniverCEMIG.

5.	Establishment of a system of standardization and requirements for the outsourced companies serving CEMIG in matters relating to occupational work and safety.

*	Implementation, in April 2016, of the Integrated Work Accidents Risk Prevention Plan, prepared by OISS, with the objective of achieving “Target Zero for Serious and Fatal Accidents and Periods of More than 15 Days Off Work”.

Share Ownership

No member of the Board of Directors or Executive Board owns more than 0.03% of our preferred shares or more than 0.03% of our common shares.

Item 7.	Major shareholders and related party transactions

Principal Shareholders

On December 31, 2016, the government of the State of Minas Gerais was the holder, directly and indirectly of 214,471,442 common shares, or 50.97% of CEMIG Holding’s shares carrying the right to vote. As of the same date, FIA Dinâmica Energia, our second largest stockholder, held 41,635,754 common shares, or approximately 9.90% of that class of shares, and 62,469,590 preferred shares, or approximately 7.45% of that class of shares.

The table below provides information about ownership of the common and preferred shares in CEMIG as of December 31, 2016:

Shareholder	Common Shares	% of the Class	Preferred Shares	% of the Class
Minas Gerais State Government (1)	214,471,442	50.97%	4,860,228	0.58%
AGC Energia S.A.	84,357,856	20.05%	—	—
FIA Dinâmica Energia Fund	41,635,754	9.90%	62,469,590	7.45%
BNDES Participações S/A – BNDESPar	54,342,992	12.92%	26,220,938	3.13%
Total of all members of Board of Directors, Executive Board and Fiscal Council	103,407	0.02%	309,827	0.04%
Others	25,853,188	6.14%	743,655,714	88.73

Total shares	420,764,639	100%	837,516,297	99.93%
Shares in treasury	69	—	560,649	0.07%

Total shares issued	420,764,708	100%	838,076,946	100%

(1)	The shares attributed in this line to the State of Minas Gerais include shares held by Minas Gerais Participações S.A., a Brazilian stock company (sociedade por ações), and other agencies of the State government and companies controlled by the State of Minas Gerais.

Since CEMIG was formed, its operations have been influenced by the fact that it is controlled by the government of the Brazilian State of Minas Gerais. Its operations have had and will continue to have an important impact in the development of trade and industry of Minas Gerais and on the social conditions in the State. Occasionally in the past the Minas Gerais state government has oriented the company to dedicate itself to certain activities and make certain expenditures specifically designed to promote the social, political or economic objectives of the government of the State of Minas Gerais, and not necessarily destined to generate profit for CEMIG, and there is the possibility that the state government may orient us in this direction in the future. See “Item 3. Material Information – Risk factors – Risks Relating to CEMIG – We are controlled by the government of the Brazilian State of Minas Gerais, which might have interests that are different from the interests of the other investors, or even of the Company.”

As of December 31, 2016, CEMIG Holding had 31 holders of common shares who were registered in the United States, holding a total of 6,818,064 common shares; and 293 holders of preferred shares who were registered in the United States, holding a total of 394,986,629 preferred shares. These figures do not include the 239,997,816 preferred shares represented by ADRs.

Although the by-laws do not make any restriction on a change in control of CEMIG Holding, under the legislation of the State of Minas Gerais such a change would require a state law authorizing the change of control. Because CEMIG Holding is controlled by the State, any sale that results in the state government not holding more than 50% of the voting stock of CEMIG Holding (or any other transaction that could transfer the control of CEMIG Holding, in whole or in part), requires approval by legislation specifically authorizing this change, made by the legislative power of Minas Gerais, approved by a minimum of 60% of the members of the State Assembly; and this authorization must then also be approved by the local citizens in a referendum.

On April 15, 2010, Lazard Asset Management LLC notified CEMIG Holding that its participation in CEMIG Holding had reached 17,497,213 shares, or 5.01% of the total shares issued by CEMIG Holding. On February 4, 2011, Lazard Asset Management LLC notified CEMIG Holding that it had increased its holding in CEMIG Holding to 7.46%, a total of 28,673,232 shares. On May 13, 2014, Lazard Asset Management LLC notified CEMIG Holding that it held 43,114,404 shares represented by ADRs, or 5.14% of the CEMIG Holding’s total shares outstanding.

On June 6, 2014, Lazard Asset Management LLC notified CEMIG Holding that it held 38,439,458 shares represented by ADRs or 4.06% of CEMIG Holding’s total shares outstanding.

On June 18, 2010, AGC Energia notified occurrence of the transfer of shares under the Share Purchase Agreements signed by Southern and AGC Energia, with AGC as consenting party, on November 12, 2009. AGC Energia acquired from Southern 98,321,592 common shares issued by CEMIG Holding, representing 32.96% of the voting capital and 14.41% of the total share capital. AGC Energia emphasized that this transaction does not change the stockholding control or the administrative structure of CEMIG Holding.

On August 1, 2011, AGC Energia and the State of Minas Gerais entered into a stockholders’ agreement (recognized by CEMIG Holding and with BNDESPar as the third beneficiary), under which AGC Energia has the right to appoint CEMIG Holding’s Chief Business Development Officer, subject to approval by the State of Minas Gerais. For more information, see Note 23 to our consolidated financial statements.

On March 26, 2013, the FIA Dinâmica Energia Fund notified CEMIG Holding that it had acquired 19,074,800 preferred shares. With this acquisition, FIA Dinâmica Energia held at that time 5.12% preferred shares issued by CEMIG Holding.

On October 22, 2015, Minas Gerais Participações (“MGI”) notified CEMIG Holding that it had reduced its holding in the share capital of CEMIG Holding from 9.38% of the preferred shares to 1.20% of the preferred shares.

On January 20, 2016, FIA Dinâmica Energia Fund acquired 2,360,000 preferred shares of CEMIG Holding. With this acquisition, FIA Dinâmica Energia held at that time 5.28% of the preferred shares issued by CEMIG.

On March 3, 2016, BNDESPar exchanged the totality of its holding of debentures issued under the Deed of the First Private Issue by AGC Energia of Non-convertible Permanent Asset guaranteed Exchangeable Shareholders’ Debentures, in a Single Series, dated February 28, 2011 and amended January 17, 2012, for 54,342,992 common shares and 16,718,797 preferred shares in CEMIG Holding, owned by AGC Energia. After the exchange, the equity interest held by BNDESPar in CEMIG Holding — which on March 2, 2016, totaled 0% of the common shares and 1.13% of the preferred shares — increased to 12.9% of the common shares and 3.13% of the preferred shares.

We are not aware of any other significant alterations in percentages of shares held by holders of 5% or more of our voting shares in circulation during the last three years.

Related Party Transactions

During the regular course of our business, we engage in transactions with related parties, some of which are of a recurring nature. The following summarizes the material transactions we engage in with our principal shareholders and their affiliates.

CEMIG is party to the following transactions with related parties:

•	Transactions in electricity between generators and distributors were made in auctions organized by the federal government; transactions for transport of electricity, made by transmission companies, arise from the centralized operation of the national grid carried out by the ONS;

•	Agreements with the State of Minas Gerais:

(i)	Electricity sale agreement. These transactions of sale of electricity started on August 04, 2004 with an indeterminate maturity. The outstanding amount of this agreement on December 31, 2016 was R$ 71 million and it take place on terms equivalent to those which prevail in the transactions with independent parties, due to the fact that the price of the electricity is that defined by ANEEL through a resolution referring to CEMIG’s annual tariff adjustment.

(ii)	Financing agreements with BDMG. These financings were dated March 10, 2005 until 2025 with an outstanding amount as of December 31, 2016 of R$ 4 million;

•	Payment obligations due to Forluz to amortize past actuarial deficits. The amounts due are updated by IPCA + 6% per year calculated by IBGE and will be amortized up to the business year of 2024. The outstanding amount as of December 31, 2016 of R$ 1,679 million. See Note 22 to our consolidated financial statements;

•	Our contributions to the pension fund for the employees participating in the Mixed Plan, and calculated on the monthly compensation, in accordance with the regulations of the Fund. There was no outstanding amount as of December 31, 2016. See Note 26 to our consolidated financial statements;

•	Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of CEMIG’s payroll;

•	Rental of the head office building. The outstanding amount as of December 31, 2016 was R$ 10 million;

•	Contribution by the sponsor to the employees’ Health Plan and Dental Plan. The outstanding amount as of December 31, 2016 was R$ 1,748 million. See Note 22 to our consolidated financial statements;

•	Payments in advance against future delivery of electricity. Those contracts are updated at rates from 135% to 155% of the CDI rate;

•	Transaction effected in February 2015, in accordance with a condition of the power purchase agreement between CEMIG GT and SAESA signed on March 19, 2009. For the purpose of settlement, this amount will be updated at a rate of 135% of the CDI rate, and will be offset against invoicing by SAESA for supply of electricity. The offsetting was completed on March 15, 2016. There was no outstanding amount as of December 31, 2016;

•	Contracts to provide the service of operation and maintenance of the power generation plant entered with Aliança, CEMIG Baguari Energia S.A. and Companhia Transirapé; and

•	Financial resources in an investment fund, FIC Pampulha, which has the characteristics of fixed income and obeys our cash investment policy. The outstanding amount as of December 31, 2016 was R$ 52 million.

Government-Controlled Companies Law

On June 30, 2016, Federal Law No. 13,303/16, the Government-Controlled Companies Law, came into force. According to this law, all government-owned companies, mixed capital company (sociedade de economia mista), as well as their subsidiaries (“Government-Controlled Companies”), must comply with new standards regarding corporate governance, contracting with third parties and public bidding procedures.

The Government-Controlled Companies Law sets specific rules regarding the procedure for Government-Controlled Companies to contract with third parties, including the obligation of public procedures and insertion of necessary clauses in such agreements. This regulation seeks to facilitate contracting with private parties, by consolidating the rules on bidding procedures applicable to Government-Controlled Companies.

The Government-Controlled Companies Law made changes regarding corporate governance in order to enable oversight by not only shareholders, but any interested party, of Government-Controlled Companies’ finances and management. It sets forth the obligation of all Government-Controlled Companies to disclose, from time to time, certain documents and reports that should make public such companies’ commitments to their objectives, the financial impacts of such commitments, their policies and practices of corporate governance and sustainability, among others, including explanatory documents, in clear language, aimed to be understood by the general public.

In order to comply with the Government-Controlled Companies Law, CEMIG Holding and its subsidiaries are required to adapt their bylaws. An internal Audit Committee would need to be created and the management structure would need to be adapted in order to ensure, among other matters, that the Board of Directors shall be composed of 7 to 11 members, including 25% of independent members (as defined by law) or at least one (in case of exercise of multiple votes by the minority shareholders), that the members of the Board of Directors and the officers shall have a unified term of office, which shall not be superior to two years, with up to three consecutive reelections permitted, and that the officers and the members of the Board of Directors and the internal committees should be evaluated annually to determine: (a) the lawfulness and effectiveness of its management; (b) its contribution to the fiscal year’s proceeds; and (c) the achievement of the objectives established in the business plan and fulfillment of the company’s long-term strategy.

According to the Government-Controlled Companies Law, the election of officers and members of the Board of Directors would need to be amended, in order for Government-Controlled Companies to have more objective and technical administrators. For someone to be appointed as officer or member of Board of Directors of one of the companies under this rule, they would need to not only be of good reputation and knowledge, but to have: (i) either (a) a minimum of 10 years of experience, in either the private or public sector, running businesses similar to the company’s corporate objective or in a related area to which it has been appointed; (b) held, for at least 4 years, (x) a high management position in a company of similar corporate objective or size, (y) a high position of trust in the public sector, or (z) a professor or researcher position in the practice areas of the company; or (c) acted for at least 4 years as a liberal professional in areas directly or indirectly related to the practice areas of the Government-Controlled Company; (ii) an educational background suitable to the position to which it has been appointed; and (iii) not been considered ineligible, in accordance with the applicable legislation.

Government-Controlled Companies already existing prior to the entering into effect of the Government-Controlled Companies Law have 24 months to take all necessary measures to adapt to such new legislation.

Item 8.	Financial Information

Consolidated Financial Statements and Other Financial Information

Please consult our financial statements which begin on page F-1 of this document, and “Item 3. Key Information – Selected Consolidated Financial Data.”

Legal and Administrative Proceedings

The Company and its subsidiaries, in particular CEMIG GT and CEMIG D, are parties in certain legal and administrative proceedings regarding tax, regulatory, consumer, administrative, environmental, employment-law and other issues, in relation to its business. In accordance with IFRS, we record and disclose the amounts of the proceedings that we have determined a loss to “probable”, and disclose the amounts of the proceedings in which we have determined a loss to be “possible”, to the extent these amounts can be reasonably estimated. For more information regarding such contingencies, see the Notes to our consolidated financial statements.

Regulatory Matters

CEMIG and CEMIG D are parties in lawsuits arising from clauses in electricity supply contracts for public lighting, signed with various municipalities in the concession area. These actions request restitution of a portion of amounts charged in the last 20 years, in the event that the courts recognize that these amounts were unduly charged. The cases are based on an alleged mistake by CEMIG in the estimate of time used for the calculation of the consumption of electricity by public lighting paid for by the Public Lighting Contribution (Contribuição de Iluminação Pública, or “CIP”). On December 31, 2016, the amount involved in these actions was approximately R$1.3 billion, and the chances of loss have been established as possible, due to the lack of consistent precedents in favor of the companies’ arguments.

Related to the Public Lighting Contribution matter are four popular actions that are individually relevant, filed by Irani Vieira Barbosa and involving the following municipalities: Belo Horizonte, Uberlândia, Juiz de Fora and Governador Valadares. On December 31, 2016, the amount involved in these four actions was of approximately R$ 376.6 million, and the chances of loss was classified as ‘possible’ in all of them.

CEMIG GT filed an application to be included a joint defendant in a lawsuit brought by AES Sul against ANEEL, seeking annulment of ANEEL Dispatch No. 288/2002, which set the guidelines for interpretation of ANEEL Resolution No. 290/2000, and thus changed the situation of AES Sul Distribuidora, from creditor to debtor of the Wholesale Energy Market (Mercado Atacadista de Energia, or “MAE”), predecessor of the present CCEE. CEMIG GT obtained an interim remedy to suspend the deposit that had been ordered in favor of AES, determined in the process of financial settlement, for the historic amount.

The application to be joined as a party was granted and CEMIG GT is a co-litigant with Centrais Elétricas de Santa Catarina S.A. (“CELESC”) in the principal case (“Ordinary Action”), resulting in CEMIG D being able to present petitions and appeals in that action if necessary. A Special Appeal was filed against the decision allowing for CEMIG D’s joinder before the STJ, which awaits judgment. This appeal does not prevent CEMIG GT from acting in the case to which it was admitted. Judgment at first instance was given against said Ordinary Action, and AES filed an appeal, which was granted. The Appeal Court Judgment on the appeal was the subject of a Motion for Clarification by CEMIG GT, on which judgment was given (cognizance taken, and appeal granted in part as to confirmation that only ANEEL should bear the costs of loser’s fees). As to the merits of the question, an appeal was lodged (against non-unanimous decision by an appellate court), which awaits judgment. On December 31, 2016, the amount involved in the action was R$264 million, and the chances of loss were assessed as ‘possible,’ since there is still the possibility of the second instance decision being modified in the appeals that are currently awaiting judgment.

CEMIG GT and its subsidiaries are represented by the Brazilian Independent Electricity Producers Association (Associação Brasileira dos Produtores Independentes de Energia Elétrica, or “APINE”) in a legal action in which APINE seeks a declaration of nullity of Articles 2 and 3 of CNPE Resolution No. 3, enacted on March 6, 2013, which states, in summary, that the ONS shall have the power, in addition to what is indicated by the computer programs, to dispatch electricity resources or change the direction of exchange between sub-markets, and that the cost of the additional dispatch will be prorated between all the agents of the market, in proportion to the electricity traded. The ability to make such rulings represents imposition of a burden on the Generating Agents of the market, which led them, through their associations, including APINE, to question the legality of this Resolution in the Courts. The Plaintiff’s request was granted by the trial court, with interim remedy in favor of members of APINE, including CEMIG GT and its subsidiaries. This decision has been challenged distributed to the 7th Panel of the Regional Federal Court (Tribunal Regional Federal, or “TRF”) of the 1st Region, which unanimously rejected it. The federal government filed a motion for clarification, which was refused. On January 16, 2017, the federal government filed a Special Appeal, which has not yet been heard. The updated amount of this demand for CEMIG GT and its subsidiaries on December 31, 2016, was approximately R$ 182 million, and the chances of loss were assessed as ‘possible,’ in view of the unprecedented nature of the subject matter.

CEMIG GT applied for an order of mandamus against an MME action with the objective of ensuring CEMIG GT’s right to an extension of the period of the concession of the Jaguara hydroelectric plant, under Clause 4 of Concession Contract No. 007/1997, obeying the original bases of this contract, which were prior to Law No. 12,783/2013. CEMIG GT was granted an interim injunction, which is still in effect, to continue commercial operation of the Jaguara hydroelectric plant until a final judgment is rendered on this application for mandamus. Judgment was then given on this Action, refusing the applications made by CEMIG GT. Prior to the implementation of the outcome of this trial, which would result in the government taking over the UHE, CEMIG GT applied to the STF for a Provisional Remedy with interim injunction permitting it to continue operating and managing the plant. Although this judgment has not yet been published, which prevents filing of the appropriate appeal, the Company did apply to the STF for a provisional remedy with an interim injunction to permit it to continue operating and managing the plant. The interim injunction was granted. Judgment has not yet been given in this action for provisional remedy. With the publication of the result of the writ of mandamus, CEMIG GT filed an ordinary appeal to the STF on March 1, 2016. On March 21, 2017, the interim injunction granted in the case of the provisional remedy cited above was then revoked by the Reporting Justice. The chance of loss in this action has been classified as possible, due to its nature and the complexity involved in this particular case. The case has a number of elements to be considered: (i) the singular nature of Concession Contract No. 007/1997; (ii) the unprecedented nature of the subject matter; and (iii) the fact that the action would be a leading case regarding the extension of concession periods by the Brazilian Courts.

CEMIG GT applied for an order of mandamus against an act of the Mining and Energy Minister with the objective of ensuring its right to extend the period of its concession for the São Simão Hydroelectric Plant, under Clause 4 of Concession Contract No. 007/1997, in accordance with the original terms of this contract, which were prior to Law Nº 12,783/2013. The interim relief originally obtained by CEMIG GT, empowering it to continue in control of the commercial operation of the São Simão Plant until judgment is given in the application for mandamus, was reviewed and overturned by the Reporting Justice. Judgment on the merit of this action has not begun. The Reporting Justice, in view of the STF, having granted interim relief in the action on the Jaguara Hydroelectric Plant – the legal subject matter of which is similar to that of the mandamus case on the São Simão Hydroelectric Plant, served notice on CEMIG GT to make a statement on the suspension of this order of mandamus relating to the São Simão Plant. CEMIG GT stated its interest in the suspension, but requested granting of the interim remedy with the same outcome that was employed in the case of the Jaguara Plant, i.e. keeping CEMIG GT as holder of the concession of the São Simão Plant, on the same conditions as the Jaguara Plant, that is to say obeying the original bases in Concession Contract 007/1997, prior to Law 12,783/2013. An injunction was granted by the Reporting Justice to allow the Company to retain ownership of the São Simão Plant concession, pursuant to the initial bases of Concession Contract No. 007/1997, until the conclusion of the judgment. On March 28, 2017 that interim injunction was revoked. The chance of loss in this action was classified as ‘possible’, due to its nature, and due to the complexity involved in this specific case, and also in the mandamus case of the Jaguara Plant, since both have the same legal issues and factual structure, and in the last analysis will be heard and decided by the same judicial body.

CEMIG GT filed an application for mandamus, requesting interim relief, against an MME action that was illegal and violated certain right of the plaintiff, with the objective of obtaining extension of the period of concession of the Miranda Hydroelectric Plant on the basis of Clause 4 of Concession Contract 007/1997. CEMIG GT was granted an interim injunction to continue in commercial operation of the Miranda Hydroelectric Plant until final judgment on this application for mandamus. In response to a motion for revision of judgment brought by the federal government against the Internal Appeal, the Reporting Justice revoked this interim remedy on March 29, 2017. There is as yet no judgment on the merit of this action. The chance of loss in this action was classified as ‘possible’, due to its nature, and due to the complexity involved in this specific case, and also in the applications for mandamus in the cases of the Jaguara and São Simão Plants, since all three cases have the same legal issues and factual structure, and in the last analysis will be heard and decided by the same judicial body.

On February 21, 2017, CEMIG GT made a renewed request to MME, reiterating its administrative application for extension, for 20 (twenty) years, of the concessions of the Jaguara, São Simão and Miranda hydroelectric plants in the terms specified by Clause 4 of Concession Contract No. 007/1997. In this new request, which restates and underlines the Company’s interests in these plants, CEMIG GT also made a subsidiary request, for the concession of these hydroelectric plants to be transferred/granted to one of its subsidiaries, for the purposes specified by Paragraph 1-C of Article 8 of Law 12,783/2013 (included in that law by Law No. 13360 of November 17, 2006), which enables the federal government to grant a power generation concession for 30 years when associated with transfer of control of a legal entity providing this service which is under direct or indirect control of a State, the Federal District or a municipality. The presentation of the subsidiary request does not result in any waiver by CEMIG GT of its right to guaranteed extension of the concessions as specified in Clause 4 of Concession Contract 007/1997; such right is the subject of the legal actions that it currently has in progress against the federal government.

CEMIG D is party in an administrative action brought by the Brazilian electricity regulator, ANEEL in which ANEEL claims that during an inspection of the concession holder’s Assets in Service, accounting procedures required by the sector regulations were found not to have complied with the rules for valuation of certain fixed assets in service, leading to issuance of Infringement Notice No. 014/2014. CEMIG D’s defense seeks cancellation or significant reduction of the penalty applied by ANEEL. At December 31, 2016, the amount involved in this action was approximately R$ 74 million. The chance of loss in this action has been assessed as ‘possible’. On February 8, 2017 a judgment was given in this action, partially accepting the arguments presented by CEMIG D, and reducing the fine applied to approximately R$ 3 million. The chance of loss in the action continues to be assessed as ‘possible’.

Tariff Increases

The Federal Public Attorneys’ Office filed a class action against CEMIG D and ANEEL, to avoid exclusion of consumers from classification in the Low-income Residential Tariff Sub-category, and also requesting an order for CEMIG D to pay 200% of the amount allegedly paid in excess by consumers in that sub-category. Judgment at first instance was given in favor of the Federal Public Attorneys, and CEMIG D and ANEEL have filed an appeal with TRF. A decision by the Court in this case has been pending since March 2008. As of December 31, 2016 the amount involved in this case was approximately R$ 254 million. The chance of loss has been classified as ‘possible’ due to the existence of other judgments, both in the judiciary and in the administrative sphere, that are in favor of the argument put forward by CEMIG D.

CEMIG D is a defendant in several legal actions, and in particular a class action filed by the Municipal Association for Protection of the Consumer and the Environment (Associação Municipal de Proteção ao Consumidor e ao Meio Ambiente, or “Amprocom”), challenging amounts of tariffs charged by CEMIG D after 2002 and its method of calculation, and applying for restitution, to all the consumers allegedly damaged in the processes of Periodic Review and Annual Adjustment of tariffs, in the period 2002 to 2009, of any amounts allegedly unduly charged. As of December 31, 2016, the amount involved in this action was R$ 317 million. The chance of loss in this action has been assessed as ‘possible’, due to the fact that there is no precedent for the matter in dispute in this case.

Tax and Similar Charges

CEMIG and its wholly-owned subsidiaries, especially CEMIG GT and CEMIG D, are parties in several administrative and judicial tax-related proceedings concerning the imposition of state sales tax (Imposto Sobre a Circulação de Mercadorias e Serviços, or “ICMS”), Rural Real Estate Ownership Tax (Imposto Sobre a Propriedade Territorial Rural ou Urbana, or “ITR”/ “IPTU”), the Contribution for Social Integration (Programa de Integração Social, or PIS), PASEP and COFINS (taxes on gross sales revenue), the Social Contribution Tax on Net Profit (Contribuição Social Sobre o Lucro Líquido, or “CSLL”), and Federal Corporate Income Tax (Imposto de Renda da Pessoa Jurídica, or “IRPJ”), among others. On December 31, 2016 the amounts involved in these actions for which the chance of loss was assessed as ‘probable’ totaled approximately R$ 70 million; and the total of cases in which the chance of loss was assessed as ‘possible’ was approximately R$ 3,100 million. The most significant contingencies are highlighted below.

The tax authority of the State of Minas Gerais has filed several administrative proceedings against CEMIG D related to the ICMS. As of December 31, 2016, the amount involved in these actions was approximately R$ 82 million, and the chance of loss in this action was assessed as ‘possible’

In 2006, CEMIG, CEMIG GT and CEMIG D advanced funds to some of their employees in exchange for their rights to future payments, referred to as the “Anuênio.” No income tax or social security contributions were collected in connection with those payments, since it is our opinion that they are not applicable The Brazilian Federal Revenue Service, however, initiated an administrative proceeding seeking to levy taxes on such payments. In order to avoid the risk of imposition of penalties, we filed two writs for mandamus, which were decided unfavorably to us in the lower court. We have appealed and are awaiting the ruling of the Court of Appeals on whether the income tax is applicable. Regarding the social security contributions, the TRF ruled against us. We appealed to the Superior Courts, which have not yet rendered a decision.

On December 31, 2016, the amount involved in these actions was, approximately, R$290 million, and we have assessed the chance of loss as possible, in view of the indemnity nature of the advance payments made to the employees and the absence of specific case law in STJ and the TRF of the First Region. We emphasize that, in relation to Income Tax, both the STJ and the TRF of the First Region adopt the position that there is no tax levied on payments arising from the suppression of employees’ collective bargaining rights when agreed through a collective agreement, since such amounts are considered as being of an indemnity nature.

INSS initiated an administrative proceeding against CEMIG in 2006 alleging non-payment of the social security contribution on the amounts paid to our employees and directors as profit-sharing in the period 1998 to 2004. In 2007, we filed a writ of mandamus seeking declaration that such profit-sharing payments were not subject to social security contributions. We received a partial favorable decision in 2008, which declared non-applicability of the contribution of social security on the profit-sharing amounts paid for employees, and its applicability on the profit-sharing amounts paid to directors. We have appealed the decision and are waiting for the upper court to decide. As of December 31, 2016, the amount involved in this action was assessed as approximately R$178 million, and we have assessed the chance of loss as possible, based on the result of judgments of the Administrative Tax Appeals Committee (Conselho Administrativo de Recursos Fiscais, or “CARF”), on similar cases.

The Brazilian Federal Tax Authority (Secretaria da Receita Federal) has brought administrative proceedings against CEMIG, CEMIG GT, CEMIG D and Rosal Energia S.A., in relation to Social Security contributions under various headings: employee profit shares, the Workers’ Food Program (Programa de Alimentação do Trabalhador, or “PAT”), the education support contribution (auxílio-educação), time-of-service bonuses, Special Additional Retirement payments, taxes under suspended enforcement, overtime payments, hazardous occupation payments, matters related to Sest/Senat (transport workers’ support programs), donations, sponsorships, and fines for non-compliance with accessory obligations. We have presented defenses and wait for judgment. As of December 31, 2016, the amount involved in these actions for which the chance of loss was assessed as ‘possible’ totaled approximately R$ 1.3 billion

CEMIG, CEMIG GT, CEMIG D and Sá Carvalho S.A. are parties in administrative proceedings in relation to Corporate Income Tax (“IRPJ”) and the Social Contribution on Net Profit (“CSLL”). In December 2016, the amount involved in these actions were assessed as approximately R$280 million, and the chances of loss assessed as ‘possible.’

The Federal Tax Authority served an infringement notice on Parati – Participações em Ativos de Energia Elétrica (Parati), a CEMIG affiliated company, and, on the basis of being a jointly responsible party, on CEMIG, in relation to the Withholding Income Tax (Imposto de Renda Retido na Fonte, or “IRRF”) allegedly applicable to capital gains arising from the disposal of assets or rights in Brazil by a non-resident, on the basis of allegedly being the legal entity responsible for the withholding and payment of the tax. The transaction in question was the purchase by Parati, and sale by Enlighted, on July 7, 2011, of a 100% interest in Luce LLC (a company headquartered in Delaware, USA), owner of 75% of the quotas of Luce Brasil Fundo de Investimento em Participações (“FIP Luce”), which in turn was indirect holder, through Luce Empreendimentos e Participações S.A., of approximately 13.03% of the total and voting stock of Light (Light, which only issues common shares). After certain transactions, Parati has become the direct holder of 100% of the shares of Luce Empreendimentos e Participações S.A. (LEPSA), which in turn is holder of approximately 13.03% of the voting stock and total share capital of Light. FIP Luce was liquidated on December 6, 2012 and Luce LLC on May 18, 2012. On May 2, 2016, the Delegated Judgment office of the federal tax authority decided on the challenge presented by Parati and CEMIG: it maintained the posting of the tax credit against Parati, and in relation to CEMIG, it upheld the principle of joint liability. The companies then appealed, and the Voluntary Appeal is pending judgment by CARF. As of December 31, 2016, the amount claimed in this case in relation to which the chance of loss was assessed as ‘possible’ totaled approximately R$ 198 million.

CEMIG and its wholly-owned subsidiaries, especially CEMIG GT and CEMIG D, are parties in various court and administrative proceedings dealing with offsetting of credits arising from tax losses in corporate income tax returns, and also payments made in excess, identified by Federal Revenue Payment or Credit Receipts, involving corporate income tax, the Social Contribution on net profit and the PIS and Cofins taxes. The companies are contesting the non-ratification by the authorities of these offsettings, and attempts by the federal tax authorities to recover the amounts of these taxes to be compensated. In February 2016, the Delegated Judgment Office of the Brazilian Federal Tax Authority served notice on CEMIG GT and CEMIG D of judgments which that Office had given partially in favor of the impugnments presented, approving and ratifying the greater part of the offsetting requested by the Companies in two cases that involve significant amounts, reducing the amount in dispute in the administrative sphere. As of December 31, 2016, the amount involved in these actions was approximately R$ 317 million. The chance of loss has been assessed as ‘possible’.

The Company is a party in one judicial proceeding involving requests for restitution and offsetting of credits arising from tax carryforward balances indicated in the tax returns, and also for excess payments identified by the corresponding tax payment receipts for the calendar years from 1997 to 2000. On November 20, 2014, judgment was given at first instance in favor of the Company, annulling the debits charged by the federal tax authority, and in April 2016, at the second instance (appeal), the Regional Federal Appeal Court of the First Region confirmed the decision in favor of CEMIG. The case is currently before the STJ, awaiting decision on an appeal filed by the federal government. As of December 31, 2016, the amount involved in this action was approximately R$ 535 million. The chances of loss in this action have been assessed as ‘possible’.

Contracts

CEMIG D is a party in court disputes involving claims for rebalancing of contracts to implement part of the rural electrification program known as Luz Para Todos (“Light for Everyone”). As of December 31, 2016, the amount involved in these actions was R$237 million. The chances of loss in these actions have been assessed as ‘possible.’

Regarding this matter related to the rural electrification program, there is an individually relevant lawsuit, an Action for Consignment in Payment filed by CEMIG D against Consórcio Iluminas, referring to a breach of an agreement between the parties. On December 31, 2016, the amount involved in this action was of R$ 139.9 million, and the chances of loss was classified as ‘possible.’

CEMIG is a party in a State Credit Administrative Proceeding (Processo Administrativo de Crédito Estadual, or “PACE”), brought by the State of Minas Gerais, on December 29, 2014, claiming an additional amount in excess of the amount returned by CEMIG to the State of Minas Gerais in December 2011 as restitution of an Advance against Future Capital Increase. In response to the filing of the PACE proceedings, the Board of Directors at its meeting of December 29, 2014 decided to authorize the Executive Board to urgently take the measures necessary to apply for suspension of demandability of the credit being demanded by the State in the PACE, and that this may be made by means of an administrative or court deposit. On December 29, 2014, CEMIG made the administrative deposit of the amount claimed by the State of Minas Gerais, of R$239.4 million, which was unchanged as of December 31, 2016. The chances of loss in this action have been assessed as ‘probable.’

CEMIG and the State of Minas Gerais are parties in an administrative proceeding before the Audit Court of the State of Minas Gerais, on a representation of supposed irregularities in the manner used for application of arrears interest, and in the percentage of discount given, at the time of the settlement of the debt owed by the State of Minas Gerais to CEMIG in relation to the Contract for Assignment of the Outstanding Balance Receivable on the Earnings Compensation Account (“CRC”). As of December 31, 2016, the amount involved in this action was approximately R$390 million, and the chances of loss in the action were assessed as ‘possible.’

Employment Law Obligations

CEMIG, CEMIG GT and CEMIG D are parties in various legal actions brought by their employees and by employees of companies that provide them with services. Most of these claims relate to overtime and additional pay, severance payments, various benefits, salary adjustments and the effects of such matters on a supplementary retirement plan, and the use of outsourced labor. Under Brazilian employment laws, claimants must file claims for any unpaid amounts to which they are entitled within two years from the relevant termination of the employment contract, and such rights are limited to a period of five years prior to the filing of the claim. On December 31, 2016 the value of the claims for which the chances of loss had been assessed as ‘probable’ was approximately R$ 349 million; for those with chances of loss assessed as ‘possible’ the amount was R$ 1.2 billion.

The Superior Labor Court, in a case in which CEMIG, CEMIG GT and CEMIG D are not parties, gave a judgment altering the index used for monetary updating of employment-law credits – from the Daily Reference Rate (Taxa Referencial Diária, or “TRD”) to the Special Expanded Consumer Price Index (Índice de Preços ao Consumidor Amplo Especial, or IPCA-E). This judgment, because it involves a constitutional issue, may have effects in all legal cases currently in progress in Brazil, including, clearly, those in which any of the companies referred to is a party. It should also be noted that the efficacy of that decision is currently suspended as a result of a single-judge decision given by Justice Dias Toffoli, of the STF, which gave an interim order in an application for Provisional Remedy, in effect until STF gives a pronouncement on whether or not general repercussions that arise from a constitutional issue are present. If STF confirms the judgment of the Superior Labor Court on the alteration of the indexor used for payment of employment-law credits, CEMIG, CEMIG D and CEMIG GT could suffer an additional contingency of approximately R$ 176 million.

On November 7, 2016 subsidiary judgment was given in the first instance against CEMIG D in a class action brought by the Federal Public Attorneys’ Office for Labor-related Cases (Ministério Público do Trabalho), in which a turnkey subcontractor, CET Engenharia Ltda, and its shareholders, were also defendants, ordering them to pay damages for pain and suffering to employees of CET, and R$ 2,500 (two thousand five hundred Reais) as indemnity to each of the employees named in the action, who had allegedly been subjected to working conditions analogous to slavery that violated Employment Ministry Regulatory Rules No. 7 and 10. The court found that the employees had not been subject to any restraint on their freedom of movement. The judgment also ordered that, after passing of any final appeal, communicating documents should be issued to the Federal Public Attorneys and the State Public Attorneys of Minas Gerais, due to the conclusion that workers had been submitted to conditions analogous to slavery. The Company will appeal against the judgment in relation to payment of the amounts stated in it, based on all the inspection documentation made during the execution of the contract entered into with the service providing company, and also on the understanding that there was no demonstration of any act practiced by CEMIG D related to the case in question, nor was there any procedural weakness on its part during the execution of the agreement, capable of turning the Company’s liability under the terms of the Precedent No. 331 of the Superior Superior Labor Court. Also, in relation to the order to pay indemnity for non-compliance with Employment Ministry Rules, the STF has already stated the position that there can be no characterization of work as being in conditions analogous to slavery when there is no restriction upon the workers’ freedom of movement. As of December 31, 2016, the total amount involved in this lawsuit was approximately R$ 1.4 million and the chance of loss was assessed as ‘possible’ in the light of the above statement.

Environmental Issues

CEMIG, CEMIG GT, Southern Electric and FEAM are defendants in a class action filed on February 5, 2007 by the Regional Environmental Association of Patrocínio, which involves a claim for indemnifying and redressing environmental damages caused by the Nova Ponte hydroelectric power plant. As of December 31, 2013, the amount involved in this action was approximately R$1.8 billion. However, taking into account the phase of the case, and the changes in the legislation subsequent to the distribution of the action, it was possible for the technical staff to reappraise the claims and for the amount to be disbursed in the event of loss in the action to be re-evaluated, and reduced. As of December 31, 2015, the amount involved in this case was approximately R$ 1.3 billion. Of this total, the part for which the chance of loss was assessed as ‘possible’ was R$ 314 million; and the part for which the chance of loss was assessed as ‘remote’ was approximately R$ 1 billion. On March 11, 2016, judgment was given against the application by the plaintiff AMAR. Therefore, AMAR filed an appeal, which was denied by the 2nd Civil Chamber of the Minas Gerais Appeal Court on March 3, 2017. As of December 31, 2016, the total amount involved in this case was approximately R$ 1.5 billion, and the chance of loss was assessed as ‘remote.’

The Public Attorneys’ Office of the State of Minas Gerais and other parties, have brought civil public actions against CEMIG, CEMIG GT and CEMIG D requiring them to invest at least 0.5% of their annual operational revenue since 1997 in environmental protection and preservation of the water tables of the municipalities where hydroelectric plants are located, and to indemnify the State of Minas Gerais, proportionately, for environmental damage allegedly caused, arising from omission to comply with Minas Gerais State Law No. 12,503/97. Partial judgment has been given in favor of the plaintiffs in four of these actions by the Minas Gerais State Court of Appeals, ordering CEMIG and CEMIG GT to invest 0.5% of gross annual revenue since 1997 in measures for preservation and protection of the water tables. The Companies have filed appeals to the STJ and to the STF, since the actions involve federal laws and constitutional matters. On February 9, 2015, the STF recognized the constitutionality and general repercussion of the dispute.As of December 31, 2016, the amount involved in these actions was R$113 million, and the chances of loss were assessed as ‘possible.’

Additionally, CEMIG, CEMIG GT and CEMIG D are party to a number of other administrative and judicial proceedings and claims involving environmental matters, regarding certain protected areas, environmental licenses and remediation of environmental damages, among others. As of December 31, 2016 the amount for which chance of loss was assessed as probable was approximately R$40 thousand and the total of cases in which chances of loss were assessed as ‘possible’ was approximately R$107 million. These proceedings also include other public civil actions in which the amounts involved cannot be precisely assessed, in our view, since most of these lawsuits are related to alleged environmental damages and claim indemnity, remediation of damaged areas and compensation measures that will be defined in the course of the proceedings, by expert verification of the amounts involved. Also, since public civil lawsuits are related to collective rights, individual actions may be filed seeking reparations or damages arising from judicial decisions to be issued under the public civil actions.

Property and Liability

CEMIG, CEMIG GT and CEMIG D are party in several legal proceedings, mainly as defendant, relating to real property and to indemnity arising from accidents taking place in the ordinary course of the business. On December 31, 2016 the amount for which chances of loss were assessed as probable was approximately R$114 million, and the total of cases in which chances of losses were assessed as ‘possible’ was approximately R$209 million.

Additionally, CEMIG D is a defendant in fifteen legal actions in which the plaintiffs seek indemnity for pain and suffering and property damages related to the accident that took place on February 27, 2011, in the town of Bandeira do Sul, which resulted from coiled metal carnival decorations being thrown over electricity distribution cables, causing a short-circuit which severed medium-voltage cables and resulted, when the cables hit the ground, in the death of 16 people, with dozens of other people injured. As of December 31, 2016, the amount involved was approximately R$ 16 million. The chances of loss in these actions have been assessed as ‘possible.’ The greater significance of these actions for CEMIG is not related to their financial impacts, but to the negative exposure of our image, since the accident was widely publicized by the media.

Dividend Policy and Payments

Mandatory Dividend—Priority and Amount of Dividends

Under our by-laws, we are required to pay to our shareholders, as mandatory dividends, 50% of the net profit of each fiscal year ending December 31, determined in accordance with Law No. 6,404, enacted on December 15, 1976, or “Brazilian Corporate Law”. Our preferred shares have priority in the allocation of the minimum mandatory dividend for the period in question. The order of priority of the dividend distribution is as follows:

•	The annual minimum dividend for the preferred shares: these have preference in the event of repurchase of shares, and have an annual minimum dividend equal to the greater of the following:

•	10% of their par value; or

•	3% of the shareholders’ equity associated with it.

•	The dividends on the common shares, up to the minimum percentage for the preferred shares.

In the General Meeting of Stockholders held on April 30, 2015 and on April 29, 2016, our Board of Directors indicated that the payment of a dividend calculated on the basis of 50% of the profit for the years ended in 2014 and 2015, as specified in the by-laws would not be compatible with the Company’s current financial situation. As a result, the General Meeting of Stockholders approved the payment of dividends corresponding to 25% of our net profit for the years ended in 2014 and 2015. The amount not distributed as a mandatory dividend, calculated as the difference between 50% of net profit as specified in our bylaws and the amount paid equal to 25% of our net profit for the years ended in 2014 and 2015, will be held in Stockholders’ equity in the reserve for mandatory dividends not distributed, to be paid as soon as our financial situation so permits, in accordance with Paragraph 5 of Article 202 of Law 6,404/1976.

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

The annual dividends declared shall be paid in two equal installments, the first by June 30 and the second by December 30 of each year. Extraordinary dividends shall be paid as decided by the Board of Directors, according to the same deadline.

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

In the fiscal years in which we do not have sufficient profit to pay dividends to our preferred and common shareholders, the State of Minas Gerais guarantees a minimum dividend of 6% of the par value of the preferred or common shares, respectively, per year to all shares of the Company issued until August 5, 2004 and held by individuals.

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

We are obligated to maintain a legal reserve of 5% of the net profit of each fiscal year until it reaches 20% of the Company’s social capital according to Article 193 of Brazilian Corporate Law. However, we are not obligated to make any allocation to the legal reserve in relation to any fiscal year in which the sum of the legal reserve and the other established capital reserves exceeds 30% of the Company’s total paid-in capital. Any net losses may be charged against the legal reserve.

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

Interest on Capital

Brazilian corporations are permitted to distribute dividends in the form of a tax deductible notional interest expense on shareholders’ equity in accordance with Law No. 9,249/1995 of December 26, 1995, as amended. The amount of tax deductible interest that may be paid is calculated by applying the daily pro rata variation of the TJL on the shareholders’ equity during the relevant period and cannot exceed the greater of:

•	50.0% of net income (before taking into account such distribution and any deductions for income taxes and after taking into account any deductions for social contributions on net profits) for the period in respect of which the payment is made; or

•	50.0% of earnings reserves and retained earnings.

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

Dividends and interest on shareholders’ equity over the minimum established in a company’s by-laws are recognized when approved by the shareholders in the general meeting.

Currency Exchange

Payments of cash dividends and distributions, if any, will be made in reais to the custodian on behalf of the depositary bank, which will then convert such proceeds into U.S. dollars and transfer such U.S. dollars to the depositary bank for distribution to holders of ADRs. In the event that the custodian is unable to immediately convert the reais received as dividends into U.S. dollars, the amount of U.S. dollars payable to the holders of ADRs may be adversely affected by devaluations of the real that occur before such dividends are converted and remitted. The real appreciated approximately 17.83% in comparison to the U.S. dollar in 2016. See “Item 3, Key Information—Risk Factors—Risks Relating to Brazil— The Federal Government exercises significant influence on the Brazilian economy, Political and economic conditions can have a direct impact on our business.”

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

Declaration History of Dividends and Interest on Equity (1)

Dividend Year	Common Shares		Preferred Shares
	(R$)(2)	(US$)(3)	(R$)(2)	(US$)(3)
2014	266,619,949	87,019,795	530,697,050	173,209,651
2015(4)	211,996,628	61,364,700	421,971,371	122,144,143
2016(5)	126,996,000	39,037,255	253,004,000	77,770,810
2016(6)	—	—	203,986,000	62,703,184

(1)	Under Brazilian accounting practices, dividends and Interest on Equity are accounted in the business year in which the profits from which the dividends are declared, provided that they are previously approved.
(2)	Amounts expressed in reais are expressed in nominal reais.
(3)	The amounts in USD displayed above are for illustrative purposes only and were calculated by dividing the amount of dividends and interest on capital paid, expressed in nominal reais, by the exchange rate obtained from the Federal Reserve Board’s website on respective “record dates”: December 31, 2014 and for dividends and interest on equity related to 2015, the exchange rate used was from April 29, 2016 and for dividends and interest on equity related to 2016, the exchange rate used was from December 30, 2016. For additional information about the exchange rate used for dividend and interest on capital conversion, please consult the “Exchange Rate” section above.
(4)	The dividends for 2015 refer amounts that were approved at the Ordinary and Extraordinary General Meetings of Stockholders held on April 29, 2016. The dividends declared for the business year 2015 was paid on December 29, 2016.
(5)	According to the proposal of the Ordinary and Extraordinary General Meetings of Stockholders held on May 12, 2017, the Company declared payment of Interest on Equity in a total of R$380 million, of which R$127 million to the commom shares and R$253 million to the preferred shares using the balance of the Retained Earnings Reserve payable to stockholders whose names were on the Nominal Share Registry on December 26, 2016. The amount declared to the preferred shares was on account of the minimum mandatory dividend for 2016.
(6)	The dividends for 2016 refer to the amounts that were approved at the proposal of the Ordinary and Extraordinary General Meetings of Stockholders held on May 12, 2017.

Item 9.	Offer and Listing Details

Trading Market

The principal trading market for our preferred shares is the BM&FBovespa. Our Preferred ADSs, each representing one preferred share as of December 31, 2016 have traded on the NYSE under the symbol “CIG” since September 18, 2001. Prior to that date, our Preferred ADSs were traded in the over-the-counter, or OTC, market in the United States. The Preferred ADSs are evidenced by Preferred ADRs issued by Citibank, N.A., as depositary, pursuant to a Second Amended and Restated Deposit Agreement, dated August 10, 2001, as amended on June 11, 2007, by and among the Company, the depositary and the holders and beneficial owners of Preferred ADSs evidenced by Preferred ADRs issued thereunder. As of December 31, 2016 there were approximately 239,997,816 Preferred ADSs outstanding (each representing one preferred share), representing approximately 28.64% of our 838,076,946 preferred shares.

The principal trading market for our common shares is the BM&FBovespa. Our Common ADSs, each representing one common share as of December 31, 2016 have traded on the NYSE under the symbol “CIG.C” since June 12, 2007, when we established an American Depositary Shares program for our common shares. The Common ADSs are evidenced by Common ADRs issued by Citibank, N.A., as depositary, pursuant to a Deposit Agreement, dated June 12, 2007, by and among Company, the depositary and the holders and beneficial owners of Common ADSs evidenced by Common ADRs issued thereunder. As of December 31, 2016 there were approximately 411,267 Common ADSs outstanding (each representing one common share), representing 0.10 % of our 420,764,708 common shares.

As of December 30, 2016, the closing price per preferred share on the BM&FBovespa was R$7.71 and the closing price per Preferred ADS on the NYSE was US$ 2.28.

As of December 30, 2016, the closing price per common share on the BM&FBovespa was R$7.88 and the closing price per Common ADS on the NYSE was US$2.53.

The following table sets forth the reported high and low closing sale prices for the preferred and common shares on the BM&FBovespa and the Preferred and common ADSs on the NYSE for the periods indicated.

	Common Shares		Common ADSs		Preferred Shares		Preferred ADS
Period	Price in Nominal R$		Price in US$		Price in Nominal R$		Price in US$
	High	Low	High	Low	High	Low	High	Low
2012	14.94	8.57	7.72	4.28	17.40	9.65	8.88	4.65
2013	14.50	10.45	7.09	4.76	14.09	10.32	6.99	4.67
2014	19.29	10.1	8.46	4.42	18.46	10.04	8.35	4.25
2015	16.26	6.0	5.50	1.30	16.08	5.76	5.35	1.44
2016	10.03	4.39	3.20	1.08	9.97	7.09	3.08	1.02
2015
1 Q	14.12	11.60	5.33	3.46	13.37	10.95	4.97	3.51
2 Q	16.26	11.65	5.50	3.60	16.08	11.50	5.35	3.71
3 Q	12.00	6.57	3.72	1.65	11.97	6.48	3.86	1.61
4 Q	7.93	6.00	2.61	1.30	8.06	5.76	2.14	1.44
2016
1 Q	8.62	4.39	2.43	1.08	8.70	4.10	2.42	1.02
2 Q	8.30	5.43	2.30	1.43	8.26	5.16	2.30	1.40
3 Q	10.03	7.12	3.20	2.15	9.97	7.09	3.08	2.08
4 Q	9.85	7.36	3.18	2.05	9.85	7.06	3.07	2.06
2017
1 Q	14.70	7.79	4.75	2.09	12.04	7.40	2.25	3.84
November 2016	9.38	7.55	3.01	2.22	9.40	7.07	2.86	2.02
December 2016	8.03	7.07	2.66	1.97	7.74	6.77	2.35	1.98
January 2017	9.78	7.79	3.20	2.09	9.28	7.40	2.87	2.25
February 2017	14.70	9.65	4.75	2.90	11.74	8.63	3.76	2.71
March 2017	13.90	10.86	4.35	3.49	12.04	9.01	3.84	2.86
April 2017	12.19	9.11	3.75	2.90	10.48	8.50	3.29	2.62

The table below represents the stock dividends paid on the common and preferred shares and their respective Common and Preferred ADSs, resulting in an adjustment to the price per share and ADS:

Record of stock dividends paid on common and preferred shares and Common and Preferred ADSs
Year	%	Declaration	Record date Brazil	Payment date Brazil	Record date NYSE	Payment date NYSE
2012	25.00%	04/27/2012	04/27/2012	05/04/2012	05/02/2012	05/11/2012
2013	12.85%	04/30/2013	04/30/2013	05/07/2013	05/06/2013	05/14/2013
2014	30.76%	12/26/2013	12/26/2013	01/03/2014	12/26/2013	01/10/2014
2015	25.00%	04/30/2015	04/30/2015	12/28/2015	05/06/2015	01/05/2016
2016	25.00%	04/29/2016	04/29/2016	12/29/2016	05/04/2016	01/05/2017

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

Trading on the BM&FBovespa is conducted between 10:00 a.m. and 5:00 p.m. or from 11:00 a.m. to 6:00 p.m. (during daylight savings time in Brazil). The BM&FBovespa also permits trading from 5:30 p.m. to 6:00 p.m. or from 6:30 p.m. to 7:00 p.m. (during daylight savings time in Brazil) during a different trading period called the “after market”. Trading during aftermarket is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers.

If you were to trade in the preferred shares or common shares on the BM&FBovespa, your trade is settled in three business days after the date of the trade. Delivery of and payment for shares is made through the facilities of a separate clearinghouse, which maintains accounts for brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the date of the trade. The clearing house for the BM&FBovespa is the Câmara de Ações (previously organized as Companhia Brasileira de Liquidação e Custódia, or “CBLC”).

In order to better control volatility, the BM&FBovespa has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended (i) for a period of 30 minutes whenever the index of this stock exchange falls more than 10% from the index registered for the previous day; (ii) for one hour if the index of this stock exchange falls 15% or more from the index registered for the previous day, after the reopening of trading; and (iii) for a certain period of time to be defined by the BM&FBovespa, if the index of this stock exchange falls 20% or more from the index registered for the previous day, after the reopening of trading. The minimum and maximum price is based on a reference price for each asset, which will be the previous session’s closing quote, when considering the asset at the beginning of the day before the first trade, or the price of the day’s first trade. The asset’s reference price will be altered during the session if there is an auction sparked by the intraday limit being breached. In this case the reference price will become whatever results from the auction.

BM&FBovespa settles the sale of shares three business days after they have taken place, without monetary adjustment of the purchase price. The shares are paid for and delivered through a settlement agent affiliated with the BM&FBovespa. The BM&FBovespa performs multilateral compensation for both the financial obligations and the delivery of shares. According to the BM&FBovespa’s regulations, financial settlement is carried out by the Central Bank’s reserve transfer system. The securities are transferred by the BM&FBovespa’s custody system. Both delivery and payment are final and irrevocable.

Trading on the BM&FBovespa is significantly less liquid than trading on the NYSE or other major exchanges in the world. Although any of the outstanding shares of a listed company may trade on the BM&FBovespa, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by a controlling group or by government entities.

Trading on the BM&FBovespa by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a “non Brazilian holder,” is subject to certain limitations under Brazilian foreign investment regulations. With limited exceptions, non-Brazilian holders may trade on Brazilian stock exchanges in accordance with the requirements of CMN Resolution No. 4,373/2014, which requires that securities held by non-Brazilian holders be maintained in the custody of financial institutions authorized by the Central Bank and by the CVM or in deposit accounts with financial institutions. In addition, Resolution No. 4,373/2014 requires non Brazilian holders to restrict their securities trading to transactions on the BM&FBovespa or qualified over the counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 4,373/2014 to other non-Brazilian holders through a private transaction.

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

We have been a member of Special Corporate Governance Level 1 of the BM&FBovespa since October 2001. The rules regarding such corporate governance segment are comprised by the Special Corporate Governance Level 1 Regulations (“Regulamento de Listagem do Nível 1 de Governança Corporativa”), which were amended on March 21, 2011 by BM&FBovespa and approved by the CVM. Such revised set of rules became effective on May 10, 2011. Among the obligations that are contemplated by such regulations, we are required to:

•	present our consolidated statements of financial position, Standardized Financial Statements – DFP, consolidated Profit and loss account, quarterly financial statements – ITR, and the Reference Form (Formulário de Referência);

•	include, in the notes to our quarterly financial statements, a note regarding related party transactions, containing the disclosure provided in the applicable accounting rules to annual financial statements;

•	disclose any direct or indirect ownership interest per type and class exceeding 5% of each type and class of the Company’s capital stock, to the level of individual shareholders, once the Company has been provided with such information;

•	disclose the amount of free float shares and their respective percentage in relation to total shares outstanding, which shall be of at least 25% of shares representing our capital stock;

•	disclose, by December 10th of each year, an annual timetable of corporate events, containing, at a minimum, the date of (a) acts and corporate events, (b) public meetings with analysts and other applicable parties, and (c) disclosure of financial information scheduled for the next fiscal year, Any changes in scheduled events must be notified to the BM&FBovespa and to the public at least 5 days in advance;

•	hold at least one annual meeting with market analysts and any other interested parties to disclose information about their economic and financial situation, projects and perspectives;

•	prepare, disclose and submit to the BM&FBovespa, a securities trading policy and a code of conduct establishing the values and principles that guide the Company, the controlling shareholder, the members of the board of directors and of the fiscal council, when installed, and members of any bodies with technical or advisory functions created the by-laws;

•	establish that the term of office of our board of directors shall not exceed two years, with reelection being permitted;

•	have different persons occupying the positions of chairman of the board of directors and chief executive officer or main executive officer of our company;

•	adopt mechanisms that provide for capital dispersion in any public share offerings through the adoption of special procedures, such as guaranteeing access to all interested investors or distributing to non-institutional individuals or investors of at least 10% of the total to be distributed; and

•	include in our by-laws the mandatory provisions required by BM&FBovespa.

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

Disclosure of Material Developments

Under the Brazilian securities legislation, we are required to publicly disclose any material act or fact related to our business, to CVM and to BM&FBovespa . We are also required to publish an announcement of such material acts or facts (in newspapers or on news websites). An act or fact is considered material if it has a material impact on: the price of our securities; the decision of investors to buy, sell or hold our securities; or the decision of investors to exercise any rights as holder of any of our securities. Under extraordinary circumstances, material acts or facts may in practice not be disclosed if the controlling stockholders or the management believes that revealing them would put the Company’s legitimate interests at risk, provided that such controlling stockholders or managers must immediately publicize the material act or fact if they lose control over the information or in case of atypical alterations on stock prices or on the amount of shares traded.

Trading on Brazilian stock exchanges by non-residents in Brazil is subject to limitations under the Brazilian law on foreign investment. See the section “Item 10. Additional information – Foreign exchange controls”.

Regulation of Brazilian Securities Markets

The Brazilian securities markets are principally governed by Law No. 6,385, enacted on December 7, 1976, and the Brazilian Corporate Law, each as amended and supplemented, and by regulations issued by the CVM, the CMN, and the Central Bank, which has, among other powers, licensing authority over brokerage firms, and which regulates foreign investments and foreign exchange transactions. These laws and regulations, among others, provide for disclosure requirements applicable to issuers of traded securities, protection of minority shareholders and criminal penalties for insider trading and price manipulation. They also provide for licensing and oversight of brokerage firms and governance of the Brazilian stock exchanges. Nevertheless, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets.

Under Brazilian Corporate Law, a corporation is either public (companhia aberta), such as we are, or a closed company (companhia fechada). All public companies, including us, are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded on the Brazilian stock exchanges or in the Brazilian over-the-counter market. Our common shares are listed and traded on the BM&FBovespa and may be traded privately subject to some limitations, between individuals in which a financial institution registered with the CVM serves as intermediary.

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

The Brazilian over the counter market consists of direct trades between individuals in which a financial institution registered with the CVM serves as intermediary. No special application, other than registration with the CVM, is necessary for securities of a public company to be traded in this market. The CVM requires that it be given notice of all trades carried out in the Brazilian over the counter market by the respective intermediaries.

Trading on the BM&FBovespa by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for the preferred shares or the common shares must register with the Central Bank of Brazil to be eligible for the remittance of funds in U.S. dollars abroad for payments of dividends, any other cash disbursements, or upon the disposition of the shares and sales proceeds thereof. In the event that a holder of Preferred ADSs exchanges it’s Preferred ADSs for preferred shares or a holder of Common ADSs exchanges it’s Common ADSs for common shares, the investor will need to apply for registration, as required by Resolution No. 4,373, enacted on September 29, 2014, which regulates investments in Brazilian financial and securities markets by foreigners. See “Item 10. Additional Information—Exchange Controls”.

Item 10.	Additional Information

Memorandum and Articles of Association

By-laws

We are a state-controlled company registered under the laws of Brazil. The registration number (“NIRE”) given to us by the Board of Trade of Minas Gerais (Junta Comercial do Estado de Minas Gerais) is 5804055. Set forth below is a brief summary of certain significant provisions of (i) our by-laws, as amended by our general and special shareholders’ meeting on June14, 2016 and (ii) Brazilian Corporate Law. The description of our by-laws contained herein does not purport to be complete and is qualified by reference to our by-laws, which have been filed as an exhibit to this annual report.

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

General Meetings of Stockholders

General Meetings of Stockholders are held for the purposes specified in law, as stated in Brazilian Corporate Law. Ordinary General Meetings are held within the first four months of the business year, and must be called with 15 days’ prior notice. Brazilian Corporate Law also specifies that the following decisions may only be taken at a General Meeting of Stockholders:

•	examine the management accounts, discuss and vote on the Financial Statements;

•	deliberate on the destination of the net profit of the exercise and distribution of dividends;

•	election and/or dismissal of members of the Board of Directors or of the Fiscal Council, establishment of the member’s remunerations and of an additional budget to remunerate the committees;

•	approval of corrections of the monetary expression of the Company’s capital stock;

•	any change in the by-laws;

•	suspension of exercise of the rights of a stockholder who has violated Brazilian Corporate Law or the by-laws;

•	deliberate on the valuation of shareholders’ assets for the formation of the capital stock;

•	issuance of beneficiary parts;

•	issuance of debentures;

•	the incorporation of the Company into another company, its dissolution, transformation, split, merger or liquidation, as well as appointment and/or dismissal of the respective liquidator and its accounts;

•	election and/or dismissal, at any time, of members of the Board of Directors or of the Fiscal Council

•	any action relating to bankruptcy or concordata;

As a general rule, the affirmative vote of stockholders representing at least the majority of our issued common shares outstanding, present in person or represented by proxy at a General Meeting of Stockholders, is required to approve or ratify any proposed measure. Abstentions are not taken into account. However, the affirmative vote of stockholders representing the majority of our outstanding common shares is required, for any decision to:

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

Remote voting procedure

Pursuant to CVM Instruction No. 561, it is mandatory that remote voting – an absentee ballot system – should be available for Ordinary (Annual) General Meetings and Extraordinary General Meetings of Stockholders held to elect members of the Board of Directors or the Audit Board.

Stockholders may exercise the vote in General Meetings by filling in the Remote Voting Statement (Boletim de Voto à Distância, or BVD), which must contain all the subjects to be decided. The BVD may be delivered through the custody agent, through the administrator for book-entry shares, or directly at the Company.

The objective of remote voting is to increase stockholders’ participation in general meetings, by facilitating the process of voting/representation. It also enables reduction of the costs of attending meetings and representation in them.

In accordance with the provisions of the legislation, CEMIG is adopting remote voting as from the start of the current year.

The Board of Directors

Our by-laws require our Board of Directors to comprise 15 sitting members and 15 alternate members. One must be appointed Chair of the Board, and one Deputy Chair.

Key functions specific to the Board of Directors include the following:

•	to set the general strategy/direction of the company’s business;

•	to elect and dismiss Executive Officers;

•	to decide, prior to the company entering into them, on contracts between the company and any of its stockholders, or companies which are sole or joint controlling stockholders of any of its stockholders;

•	to decide, on a proposal put forward by the Executive Board, on the disposal or the creation of liens upon any of the Company’s non-current assets, and on giving by the Company of any guarantee to any third party in an individual value greater than or equal to R$14 million;

•	to decide, upon a proposal put forward by the Executive Board, on the Company’s investment projects, signing of contracts and other legal transactions, contracting of loans or financings, or the undertaking of any obligations in the name of the Company which, individually or jointly, have value of R$14 million or more, including injections of capital into wholly owned or other subsidiaries or affiliated companies or the consortia in which the Company participates;

•	to call the General Meeting of Stockholders;

•	to monitor and control the management by the Executive Board: the Board of Directors may, at any time, examine the books and papers of the company, and request information on contracts agreed to or in the process of being agreed to, and on any other administrative facts or actions which it deems to be of interest;

•	to give a prior opinion on the report of management and the accounts of the Executive Board of the company;

•	to appoint of dismiss the company’s auditors, from among companies with international reputation authorized by the CVM to audit listed companies;

•	lead the internal audit activities.

•	to authorize, upon a proposal by the Executive Board, commencement of administrative tender proceedings, and proceedings for dispensation from or non-requirement of bids, and the corresponding contracts, for amounts of R$14 million or more;

•	to authorize the issuance of securities, in the domestic or external markets, for the raising of funds, in the form of debentures, promissory notes, medium-term notes and other instruments.

•	to authorize, upon a proposal by the Executive Board, the filing of legal actions and administrative proceedings, and making of Court and extrajudicial settlements, when the amount is greater than or equal to R$14 million;

•	to authorize the issue of securities ,in the domestic or external markets, for the raising of funds, in the form of debentures, promissory notes, medium-term notes and other instruments;

•	to delegate to the Executive Board the power to authorize signing of contracts for the sale of electricity or provision of distribution or transmission services, in accordance with the legislation;

•	to approve the company’s Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan, and the Annual Budget, and any changes or revisions thereof;

•	annually, to set the directives and establish the limits, including financial limits, for spending on personnel, including grant of benefits and collective employment agreements, subject to the competency of the General Meeting of Stockholders and the Annual Budget approved;

•	to authorize and exercise of the right of preference in stockholders’ agreements or voting agreements in wholly-owned or other subsidiaries, affiliated companies and the consortia in which the Company participates, except in the cases of the wholly-owned subsidiaries CEMIG D and CEMIG GT, for which the General Meeting of Stockholders is competent to decide;

•	to approve declarations of votes in the General Meetings of Stockholders and procedures for voting in the meetings of the boards of directors of the wholly owned and other subsidiaries, affiliated companies and the consortia in which the Company participates, when participation in the capital of other companies or consortia is involved; and such decisions must, in any event and not only in matters relating to participation in the capital of other companies or consortia, observe the provisions of these by-laws, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;

•	to approve the constitution of, and participation in the equity capital of any company, undertaking or consortium;

•	to approve the appointment of committees, in accordance with the Internal Regulations: each respective committee shall, prior to the decision by the Board of Directors, give its opinion, which shall not be binding: (i) on the matters over which competence is attributed to it by the Internal Regulations; and (ii) in relation to any matter, whenever requested by at least two thirds of the members of the Board of Directors; and

•	to authorize provisions in the Company’s accounts, in amounts of R$14 million or more, upon proposal by the Executive Board.

The financial limit referred to above is adjusted, in January of each year, by the IGP–M inflation index (‘General Price Index – Market’), published by the Getúlio Vargas Foundation. As from January 2017, this limit had been adjusted to R$20,560 million.

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

Redemption Rights

Brazilian Corporate Law provides that, under limited circumstances, a shareholder has the right to withdraw his or her equity interest from the company and to receive payment for the portion of shareholder’s equity attributable to his or her equity interest. Our common shares and preferred shares are not redeemable, with the exception that a dissenting stockholder is entitled under Brazilian Corporate Law to obtain redemption in the event of any of the following decisions being made at a stockholders’ meeting by stockholders representing at least 50% of the voting shares:

•	creating preferred shares or increasing an existing class of preferred shares without maintaining the existing ratio with the remaining class of preferred shares, unless when already set forth in or authorized by the bylaws;

•	to modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than the existing classes of preferred shares;

•	to reduce the mandatory distribution of dividends;

•	to change the Company’s purpose;

•	to merge into another company or to consolidate with another company, subject to the conditions set forth in Brazilian Corporate Law;

•	to transfer all of our shares to another company in order to make us a wholly-owned subsidiary of that company, , known as incorporação de ações;

•	to approve acquisition of the control of another company at a price that exceeds certain limits set out in Brazilian Corporate Law;

•	to split up, subject to the conditions set forth in Brazilian Corporate Law;

•	to transform the Company into another type of company;

•	to participate in a centralized group of companies, as defined under Brazilian Corporate Law and subject to the conditions set forth therein;

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

Our Company has the right to reconsider any act that gives rise to rights of redemption within 10 calendar days of expiry of such rights if the redemption of shares of dissident stockholders places the Company’s financial stability at risk. Law 9,457 enacted on May 5, 1997, which altered Brazilian Corporate Law, contains provisions which, among other matters, restrict the rights of redemption in certain cases and allow companies to redeem their shares for their economic value, subject to certain requirements. Our by-laws at present do not specify that our share capital may be redeemed at its economic value and, consequently, any redemption in accordance with Brazilian Corporate Law would be made at a minimum of the book value per share, determined on the basis of the last Statement of financial position approved by the stockholders, it being stipulated that, if the General Meeting which gives rise to the rights of redemption has taken place more than 60 calendar days of the date of the last approved Statement of financial position approved, the stockholder shall have the right to require that its shares be valued based on a new Statement of financial position on a date that falls within a period of 60 calendar days of the General Meeting of Stockholders.

Rights of Minority Shareholders

Brazilian Corporate Law provides that shareholders owning at least 5% of the capital stock of a corporation are afforded the following rights, among others:

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

Exchange Controls

There are no restrictions on the ownership of preferred shares or common shares of non-financial institutions by legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of preferred shares or common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that you register the relevant investment with the Central Bank and the CVM. Such restrictions on the remittance of foreign capital abroad may hinder or prevent the custodian for our common shares represented by our ADSs or the holders of our common shares from converting dividends, distributions or the proceeds from any sale of these shares into U.S. dollars and remitting the U.S. dollars abroad. Holders of our ADSs could be adversely affected by delays in, or refusal to grant any, required government approval to convert Brazilian currency payments on the common shares underlying our ADS and to remit the proceeds abroad.

Since March 30, 2015, CMN Resolution No. 4,373/2014, of September 29, 2014, has been in full effect, providing for the issuance of depositary receipts in foreign markets in respect to shares of Brazilian issuers. CMN Resolution No. 4,373/2014, among other acts, revoked CMN Resolution No. 1,927/1992, enacted on May 18, 1992, CMN Resolution No. 1,289/1987, of March 20, 1987, and CMN Resolution No. 2,689/2000, enacted on January 26, 2000. Under Brazilian law relating to foreign investment in the Brazilian capital markets, foreign investors registered with the CVM and acting through authorized custodial accounts managed by local agents may buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Foreign investors may register their investment under Law No. 4,131/1962, enacted on September 3, 1962, as amended, or under CMN Resolution No. 4,373, enacted on September 20, 2014.

The Law No. 4,131/1962 is the main legislation concerning investment of direct foreign capital and foreign direct equity in companies based in Brazil. It is applicable to any amount of capital that enters Brazil in the form of foreign currency, goods or services. Foreign investment portfolios are regulated by CMN Resolution No. 4,373/2014, CVM Instruction No. 559/2015, enacted on March 27, 2015, which regulates the approval of ADR programs by the CVM, and CVM Instruction No. 560/2015, enacted on March 27, 2015, which regulates the filing of transactions and disclosure of information by foreign investors, all reflecting the provisions of CMN Resolution No. 4,373/2014.

As of January 1, 2016, foreign investors that intend to be registered with the CVM shall fulfill the requirements under CVM Instruction No. 560/2015. In accordance with CMN Resolution No. 4,373/2014 the definition of a foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad. In order to become a 4,373 Holder, a foreign investor must:

•	appoint at least one representative in Brazil, with powers to perform actions relating to its investment;

•	appoint an authorized custodian in Brazil for its investments, which must be a financial institution or entity duly authorized by the Central Bank or CVM;

•	appoint a tax representative in Brazil;

•	through its representative in Brazil, register itself as a foreign investor with the CVM;

•	through its representative in Brazil, register its foreign investment with the Central Bank; and

•	be registered with the Federal Tax Authority (Secretaria da Receita Federal), or the “RFB”, pursuant to RFB Normative Instruction No. 1,470/2014, enacted on May 30, 2014, and RFB Normative Instruction No. 1,548/2015, enacted on February 13, 2015.

Investments in the preferred shares through the holding of Preferred ADSs, or in the common shares through the holding of Common ADSs, must be made pursuant to Annex II to CMN Resolution No. 4,373 enacted on September 29, 2014. Direct investments in the preferred shares upon the cancellation of the Preferred ADSs, or in the common shares upon the cancellation of the Common ADSs, may be held by foreign investors under Law No. 4,131 of September 3, 1962 or CMN Resolution No. 4,373 enacted on September 29, 2014, both of which effectively allow registered foreign investors to invest substantially in any capital market instrument in Brazil and extend a favorable tax treatment to all foreign investors registered and qualified under CMN Resolution No. 4,373, who are not resident in a tax haven, as defined by Brazilian tax laws.

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

Beginning in 2008, the Brazilian accounting rules were significantly modified in order to align them with IFRS. After the issuance of such new rules, a transitory tax regime (Regime Tributário de Transição or RTT), was created mainly to ensure neutrality of the new accounting rules in connection with the calculation and payment of corporate taxes on income. Thus, according to the RTT, Brazilian companies had, only for purposes of calculation of their taxable profit, to use the accounting rules and criteria that existed until December 2007.

As a result of the application of the RTT, the accounting profit of a Brazilian company might be significantly higher (or lower) than its taxable profit. Although this specific matter has not been expressly regulated by law, the Brazilian tax authorities issued a normative instruction stating that the amount of dividends paid in excess of the profit of a company determined as per the accounting rules and criteria that existed until December 2007 should be subject to taxation.

On April 14, 2014, Law No. 12,973 was issued to, among other, terminate the RTT and regulate how corporate taxable income should be assessed taking as a starting point the accounting profit calculated according to the new accounting rules introduced as from 2008. Such Law states that dividends related to all accounting profits generated between January 2008 and 31 December 2013 in excess of the established methods and criteria in force in 31 December, 2007, are not subject to withholding tax, and does not integrate the calculation of income tax and social contribution. With reference to 2014, the law is not clear, but tax authorities state that dividends paid in excess of the profit of a company determined as per the accounting rules and criteria that existed until December 2007 should be subject to withholding income tax at the rate of 15%, or 25% if the non-Brazilian holder is domiciled in a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment (“Nil or Low Taxation Jurisdiction”). As of 2015, in view of the termination of the RTT, there would be no differences between the accounting and the taxable profit, so that dividends generated since 2015 should be fully paid with no Brazilian withholding tax implications.

Payments of ‘Interest on Equity’– Law No. 9,249, enacted on December 26, 1995, as amended, enables Brazilian corporations to make distributions to stockholders, in Brazilian currency, of a payment referred to as Interest on Equity (‘Juros sobre Capital Próprio’). The payment is calculated based on multiplying the value of the company’s Stockholders’ equity by the federal government’s “TJLP”, as set forth by the Central Bank, and payments up to such an amount may be deducted by the company as an expense when calculating its profit that will be taxable by income tax and the Social Contribution Tax, subject to the deduction not exceeding the greater of:

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

Any payment of interest on capital to shareholders (including holders of Preferred ADSs in respect of preferred shares and Common ADSs in respect of common shares) is subject to a withholding tax at a rate of 15%, or 25% if the non-Brazilian holder is domiciled in a Nil or Low Taxation Jurisdiction. These payments may be included, at their net value, as part of any mandatory dividend.

Law No. 9,430, enacted on December 27, 1996 was amended by Law No. 11,727 enacted on June 24, 2008, and later by Law No. 11,941 enacted on May 27, 2009, establishing the concept of a ‘privileged tax regime’, to govern transactions involving transfer pricing, and to strict rules for capitalization. This concept has a wider reach than the concept of a Nil or Low Taxation Jurisdiction. Under the new laws, a ‘privileged tax regime’ is defined as one which has one or more of the following characteristics: (i) it does not tax income or it taxes it at a maximum rate lower than 20%; (ii) it grants tax advantages to non-resident entities or individuals (a) without requiring substantial economic activity in the country or territory or (b) conditional upon non-exercise of substantive business activity in the country or territory; (iii) it does not generate tax income outside its territory, or taxes such income with a maximum rate lower than 20%; or (iv) it does not allow access to information on stockholdings, ownership of assets or rights, or to the business transactions carried out.

Although interpretation of the current Brazilian tax legislation might lead to the conclusion that the concept of ‘privileged tax regime’ should apply only for the purposes of rules to govern transfer pricing in Brazil, it is unclear whether such concept would also apply to other types of transaction, such as investments carried out in the Brazilian financial and capital markets for the purposes of this law. In the event that the ‘privileged tax regime’ concept is interpreted to be applicable to transactions carried out in the Brazilian financial and capital markets, this tax law would accordingly result in the imposition of taxes on a Non-Brazilian-Resident Holder that meets the privileged tax regime requirements in the same way as is applicable to a Nil or Low Taxation Jurisdiction. Current and prospective investors should consult with their own tax advisors regarding the consequences of the implementation of Law 9,430 enacted on December 27, 1996, as amended, and of any related Brazilian tax law or regulation concerning the concepts of “Nil or Low Taxation Jurisdiction” or “privileged tax regimes”.

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

Capital gains realized by non-Brazilian holders on the disposal of shares sold on the Brazilian stock exchange (which includes the transactions carried out on the official over-the-counter market) are subject to:

•	withholding income tax at a zero percent rate, when realized by a non-Brazilian holder that (i) has registered its investment in Brazil whit the Central Bank under the rules of the Brazilian Monetary Council, (“CMN”) (“Resolution No. 4,373 enacted on September 29, 2014”), or a Registered Holder, and (ii) is not a Nil or Low Taxation Jurisdiction Holder;

•	in all other cases, including gains realized by a Non-Resident Holder that is not a Registered Holder and/or is a resident of or domiciled in a Nil or Low Taxation Jurisdiction, subject to income tax at a 15.0% rate. In this case, a withholding income tax of 0.005% shall be applicable and can be offset against any income tax due on the capital gain.

Any other gains assessed on the disposition of the common shares that are not carried out on the Brazilian stock exchange are subject to income tax at a rate of 15%, except for Nil or Low Taxation Jurisdiction, which, in this case, would be subject to income tax at a rate of 25%. Law No. 13,259 of March 17, 2016 increased the income tax rates applicable to gains derived by Brazilian individuals up to 22.5% and, such increase, applicable as of January 2017, may also affect Non-Resident Holders. Non-Resident Holders should consult with their own tax advisors regarding the consequences of Law 13,259/2016. In the cases above, if the gains are related to transactions conducted on the Brazilian unofficial over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset against any income tax due on the capital gain.

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

Gains on the Exchange of Preferred ADSs for Preferred Shares or the Exchange of Common ADSs for Common Shares—Although there is no clear regulatory guidance, the exchange of ADSs for shares should not be subject to Brazilian tax to the extent that, as described above, ADSs do not qualify as property located in Brazil for the purposes of Law No. 10,833. Non-Brazilian holders may exchange Preferred ADSs for the underlying preferred shares or Common ADSs for the underlying common shares, sell the preferred shares or common shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days of the date of exchange (according to the depositary’s electronic registration), with no tax consequences. Although there is no clear regulatory guidance, the exchange of ADSs for shares should not be subject to Brazilian withholding income tax.

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

Alternatively, the non-Brazilian holder is entitled to register with the Central Bank the U.S. dollar value of such preferred shares or common shares as a foreign direct investment under Law No. 4,131/62, in which case the respective sale would be subject to the tax treatment referred in the section “Taxation of Gains”.

Gains on the Exchange of Preferred Shares for Preferred ADSs or Common Shares for Common ADSs— With reference to the deposit of preferred shares in exchange for the Preferred ADSs or common shares in exchange for the Common ADSs, the difference between the acquisition cost of the preferred shares or common shares and the market price of the preferred shares or common shares is considered to be a capital gain subject to income tax at a rate from 15% or 25%for Nil or Low Taxation Jurisdiction Holders. Although there is no clear regulatory guidance, such taxation should not apply in case of Non-Resident Holders registered under CMN Resolution No. 4,373/2014, except for Nil or Low Taxation JurisdictionResidents. Law No. 13,259 of March 17, 2016 increased the income tax rates applicable to gains derived by Brazilian individuals up to 22.5% and, such increase, applicable as of January 2017, may also affect Non-Resident Holders. Non-Resident Holders should consult with their own tax advisors regarding the consequences of Law 13,259/2016.

Taxation of foreign exchange transactions—Brazilian law imposes Financial Transactions Tax (Imposto sobre Operações Financeiras, or “IOF”) on foreign exchange transactions (known as the IOF/Câmbio, or ‘FX IOF’), on conversion of reais into foreign currency or vice-versa. The currently applicable rate of this tax for almost all foreign exchange transactions is 0.38%. However, exchange transactions carried out for the inflow of funds in Brazil for investments in the Brazilian financial and capital market made by a foreign investor (including a Non-Resident Holder, as applicable) are subject to IOF/Exchange at a 0%. The IOF/Exchange rate will also be 0% for the outflow of funds from Brazil related to these types of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market.

Notwithstanding the said rates of the FX IOF tax in effect on the date of publication hereof, the Finance Ministry is authorized by law to increase the rate of this tax up to a maximum of 25% of the value of the transaction, but only for future transactions.

Taxation on transactions relating to securities—Brazilian legislation imposes a tax on financial transactions relating to securities (referred to as the IOF tax on Securities, or “IOF/Títulos”), including transactions made on Brazilian stock exchanges.

The IOF Tax on Securities may also apply to transactions involving ADSs of preferred shares, or ADSs of common shares, if they are considered by the Brazilian tax authorities to be assets located in Brazil.

The rate of the IOF Tax on Securities applicable to transactions involving shares (preferred shares, ADSs for preferred shares, common shares and ADSs for common shares) is currently zero. Moreover, by Decree No. 8,165 enacted on December 24, 2013, the rate of the IOF Tax on Securities applicable on assignment of shares traded on a Brazilian stock exchange for the specific purpose of the underlying issuance of DRs outside Brazil was reduced to zero.

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

If dividends paid in reais are converted into U.S. dollars on the day they are received by the U.S. holder or the depositary bank, as the case may be, U.S. holders generally should not be required to recognize a foreign currency gain or loss in respect of the dividend income. U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss, if any, reais received by the U.S. holder or the depositary bank are not converted into U.S. dollars on the date of receipt, as well as the tax consequences of the receipt of any additional reais from the custodian due to Brazilian inflation.

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

Notwithstanding this previous rule, dividends received from a foreign corporation that is a passive foreign investment company (as defined in section 1,297 of the Code) in either the taxable year of the corporation in which the dividend was paid or the preceding taxable year will not constitute qualified dividend income. In addition, the term “qualified dividend income” will not include, among other dividends, any (i) dividends on any share or ADS which is held by a taxpayer for 60 days or less during the 121-day period beginning on the date which is 60 days before the date on which such share or the shares backing the ADS become ex-dividend with respect to such dividends (as measured under section 246(c) of the Code) or (ii) dividends to the extent that the taxpayer is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. Moreover, special rules apply in determining a taxpayer’s foreign tax credit limitation under section 904 of the Code in the case of qualified dividend income.

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

Subject to the discussion below under – “Passive Foreign Investment Company Rules”, gains or losses realized by a U.S. holder on the sale, redemption or other taxable disposition of shares or ADSs will be subject to U.S. federal income taxation as capital gains or losses in an amount equal to the difference between such U.S. holder’s basis in the shares or the ADSs and the amount realized on the disposition. Gains or losses recognized by a U.S. holder on such a sale, redemption or other taxable disposition generally will be long-term capital gains or losses if, at the time of the sale or other taxable disposition, the shares or ADSs, as applicable, have been held for more than one year. Certain non-corporate U.S. holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes.

A gain realized by a U.S. holder on a sale, redemption or other taxable disposition of shares or ADSs, including a gain that arises because the U.S. holder’s basis in the shares or ADSs has been reduced because a distribution is treated as a return of capital rather than as a dividend, generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Accordingly, if Brazilian withholding tax or income tax is imposed on the sale, redemption or other disposition of shares or ADSs as described in — “Taxation—Brazilian Tax Considerations”, such tax generally will not be available as a credit for the U.S. holder against U.S. federal income tax unless the U.S. holder has other income treated as derived from foreign sources, in the appropriate category, for purposes of the foreign tax credit rules.

If a Brazilian withholding tax or income tax is imposed on the sale, redemption or other taxable disposition of shares or ADSs, the amount realized by a U.S. holder will include the gross amount of the proceeds of such sale, redemption or other taxable disposition before deduction of the Brazilian withholding tax or income tax if applicable. The availability of U.S. foreign tax credits for these Brazilian taxes is subject to certain limitations and involves the application of rules that depend on a U.S. holder’s particular circumstances. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, shares or ADSs.

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

Disclosure Requirements for Specified Foreign Financial Assets – Certain U.S. holders that own certain “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” generally include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. U.S. holders who fail to report on their specified foreign financial assets could be subject to substantial tax penalties. U.S. holders should consult their own tax advisors regarding the application of these information reporting rules to the ADSs or shares, including the application of these rules to their own particular circumstances.

Disclosure Requirements for Certain U.S. Holders Recognizing Significant Losses — A U.S. Holder that claims significant losses in respect of our preferred shares or ADSs for U.S. federal income tax purposes (generally (i) US$10 million or more in a taxable year or US$20 million or more in any combination of taxable years for corporations or partnerships all of whose partners are corporations, (ii) US$2 million or more in a taxable year or US$4 million or more in any combination of taxable years for all other taxpayers, or (iii) US$50,000 or more in a taxable year for individuals or trusts with respect to a foreign currency transaction) may be required to file Form 8886 for “reportable transactions”. U.S. Holders should consult their own tax advisors concerning any possible disclosure obligation with respect to our preferred shares or ADSs.

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

Insurance

We have insurance policies to cover fire damages to the building in which our head office is located and to other owned or rented buildings. Our operational risk insurance policy covers damages to the turbines, generators and transformers of our principal generating plants and substations caused by lightning, fire and explosion or risks such as equipment failure.

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

We do not have insurance coverage for the risk of interruption of business, which means that damages suffered by our company, and consequent damages suffered by our clients as a result of interruption in the supply of electricity, are in general not covered by our insurance and we may be subject to significant losses. See the Section “Item 3, Key Information-Risk Factors-Risks relating to CEMIG. We operate without insurance policies against natural disasters and third-party liability.”

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

A plaintiff (whether Brazilian or non-Brazilian) residing outside Brazil during the course of litigation in Brazil must, in order to cover court costs and legal fees, provide a bond or if the plaintiff does not own any real property in Brazil, a guarantee. The bond must have a value sufficient to satisfy the payment of court fees and the defendant’s attorney fees, as determined by a judge in Brazil. This requirement does not apply to a proceeding to enforce a foreign judgment which has been confirmed by the STJ.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk resulting from foreign currency exchange rates and interest rates fluctuations.

Foreign exchange risk results from certain of our loans and financings being denominated in currencies (primarily the U.S. dollar) other than the currency in which we earn revenues (the Brazilian real). See “Item 5. Operating and Financial Review and Prospects – Critical Accounting Policies.”

Exchange Rate Risk

On December 31, 2016 approximately 0.2 % of our outstanding indebtedness, or R$30 million, was denominated in foreign currencies, of which approximately 0.1%, or R$23 million, was denominated in U.S. dollars. We do not have substantial revenues denominated in any foreign currencies and, due to regulations that require us to keep excess cash on deposit in real-denominated accounts at Brazilian banks, we do not have monetary assets denominated in foreign currencies.

In 2016, a hypothetical 25% and 50% depreciation of the real against the U.S. dollar would result in an additional annual rate expense, of approximately R$68 million and R$129 million, respectively, reflecting the increased cost in reais of foreign currency-denominated indebtedness from loans, financings and debentures, compared to probable scenario. This sensitivity analysis assumes a simultaneous unfavorable 25% and 50% fluctuation in each of the exchange rates affecting the foreign currencies in which our indebtedness is denominated.

The foreign exchange variations of the purchase of electricity from Itaipu is balanced by the CVA and Other financial components in tariff adjustment. This amount is passed through to clients in next tariff adjustment. Thus, this exposure affects the cash flow of the year, but does not affect the result of the year.

The table below provides summarized information regarding our exposure to exchange rate risk as of December 31, 2016:

(in millions of R$)
U.S. Dollar:
Financing	23
Supplier (Itaipu)	207

230
Other Currencies:
Financing	7

Net liabilities exposed to exchange rate risk	237

Interest Rate Risk

On December 31, 2016 we had R$15,179 million in loans and financing outstanding, of which approximately R$15,172 million bore interest at floating rates which, R$15,119 million bear interest at rates tied to inflation indexes and the SELIC rate, while R$60 million is linked principally to LIBOR.

At December 31, 2016, we had liabilities, net of other assets that bore interest at floating rates in the amount of R$12,765 million. The assets consisted mainly of cash and cash equivalents, as summarized in the tables below. A hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to floating rate financial assets and liabilities held on December 31, 2016 would result in a potential loss of R$128 million accounted as a financial expense in our consolidated financial statements.

Total Debt Portfolio

(in millions of R$)
Floating rate debt:
Real-denominated	15,149
Foreign currency-denominated	23

15,172

Foreign currency-denominated	7
Total	15,179

Total Portfolio
Floating Rate (in millions of R$)
Assets:
Cash and cash equivalents	995
Securities	1,045
Tied Funds	367

Total	2,407
Liabilities:
Financings (Floating Rate)	(15,172)
Total liabilities	(15,172)

Total	(12,765)

Item 12.	Description of Securities Other than Equity Securities

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

Direct and indirect depositary payments

We have an agreement with the Depositary to reimburse the Company, up to a limited amount, for certain expenses in connection with our ADR programs, including listing fees, legal and accounting expenses, proxy distribution costs and investor relation related expenses. These reimbursements for the year ended December 31, 2016 totaled a net amount of approximately US$2.855 million, after deduction of applicable U.S. taxes, in the amount of US$1.223 million.

PART II

Item 13.	Defaults, Dividend Arrears and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Evaluation	of Disclosure Controls and Procedures

Our Executive Board, including our Chief Executive Officer (or “CEO”) and Chief Financial and Investor Relations Officer (or “CFO”), evaluated the effectiveness of our financial disclosure controls and procedures. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Our CEO and CFO concluded that as of December 31, 2016, as a result of the material weakness in our internal control over financial reporting described below, these financial disclosure controls and procedures were not sufficient to provide reasonable assurance that information in our files and records which must be disclosed under the Exchange Act was: (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and, (ii) collected and communicated to our management, including our CEO and CFO, in an appropriate manner to allow timely decisions regarding the required disclosure.

Management’s	Annual Report on Internal Control over Financial Reporting

Our Executive Board, including our CEO and CFO, is responsible for establishing and maintaining effective internal controls over financial reporting and for assessing the effectiveness of internal control over financial reporting.

Our internal controls over financial reporting include policies and procedures that were implemented to provide reasonable assurance as to: (i) the reliability of accounting and financial records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets; (ii) that transactions are recorded as necessary to enable preparation of financial statements in accordance with generally accepted accounting principles; (iii) that our receipts and expenditures are being made only in accordance with appropriate authorizations of our Management and directors; and (iv) the timely detection of inappropriate purchases, and the disposal or allocation of material assets.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of the internal controls over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management evaluated the effectiveness of our financial reporting internal controls at December 31, 2016 based on the criteria established in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, (or “COSO”) (2013).

Based on this assessment, and due to the material weakness described below, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2016.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement in our annual or interim consolidated financial statements will not be prevented or detected on timely basis. As of December 31, 2016 our management has identified a material weakness in our internal control over financial reporting.

The material weakness in the internal control over financial reporting that our management has identified refers to a failure of an internal control which should assure that all unusual and complex accounting transactions have had the proper analysis, including identifying and interpreting those transactions, in order to register them adequately. Despite the fact that the control over unusual and complex accounting transactions was designed adequately, the considerable level of subjectivity and judgment presented in these transactions increases the risk of a failure in internal control. The Company identified that the operation of the internal control lacked sufficient consideration of the evaluation of all relevant key assumptions and other data used in the analysis of certain unusual and complex transactions important to the underlying accounting and presentation. This resulted in reaching an incorrect conclusion about the following transactions: (i) classification and presentation in our cash flow statements for the quarters ended March 31, June 30 and September 30, 2016 of the cash payments made in 2016 in a first-of-its-kind transaction related to the acquisition of the financial asset in connection with the Lote D bidding process, in which CEMIG GT won the concession for hydroelectric plants under a regime of allocation of generating capacity and physical offtake guarantees, and (ii) consideration of the key judgments and assumptions in relation to the reduction of the life insurance post-retirement benefits. This material weakness created a reasonable possibility that a material misstatement to the consolidated financial statements would not be prevented or detected on a timely basis.

Remediation Plan for the Material Weakness

Our management is actively engaged in the design and implementation of remediation efforts to address the material weakness identified, as well as to identify risks in other areas. The remediation efforts outlined below, which are in the process of implementation, are intended to address the identified material weakness. The design and implementation of these and other remediation efforts are the responsibility of our management.

Our management is undertaking the following changes to remediate the material weakness described above:

•	Continuous improvement over the quality of guidance, procedures, training and assistance to those responsible for identifying, analyzing, interpreting and registering unusual and complex accounting transactions;

•	Improvement of the documentation of our significant accounting and financial reporting policies;

•	Reinforcement of the training to our accounting and financial reporting staff;

•	Increase of our accounting and financial reporting staff;

•	Establishment of additional review procedures to be performed by qualified accounting experts over our period-end financial reporting process to supplement the expertise of the Company’s accounting personnel, when needed.

Our management is committed to achieving and maintaining a strong internal control environment and believes that these actions will result in significant improvements in our controls during the current fiscal year and remediate the material weakness in internal control over financial reporting described above. This commitment is accompanied by management’s focus on processes and related controls to achieve accurate and reliable financial reporting. We believe the above actions will be effective in remediating the material weakness described above and we will continue to devote time and attention to these remedial efforts.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2016, has been audited by Deloitte Touche Tohmatsu Auditores Independentes, the Company’s independent registered public accounting firm. Their audit report and their report on management’s assessment of internal control over financial reporting are included in our audited consolidated financial statements included in this Form 20-F. Their report expresses an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2016.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Companhia Energética de Minas Gerais—CEMIG

Belo Horizonte—MG—Brazil

We have audited Companhia Energética de Minas Gerais—CEMIG and subsidiaries (the “Company’s”) internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control related to Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment: Despite the fact that the control over unusual and complex accounting transaction was designed adequately, the considerable level of subjectivity and judgement presented in these transactions increases the risk of a failure in internal control. The Company identified that the operation of the internal control lacked sufficient consideration of the evaluation of all relevant key assumptions and other data used in the analysis of certain unusual and complex transactions important to the underlying accounting and presentation. This resulted in reaching an incorrect conclusion about the following transactions: (i) classification and presentation in cash flow statements for the quarters ended March 31, June 30 and September 30, 2016 of the cash payments made in 2016 in a first-of-its-kind transaction related to the acquisition of a financial asset resulting from the Lote D bidding process, in which the Company won the concession for hydroelectric plants under a regime of allocation of generating capacity and physical offtake guarantees, and (ii) consideration of the key judgements and assumptions in relation to the reduction of the life insurance post-retirement benefits. Therefore, the Company did not maintain effective internal controls over its complex accounting transaction analysis. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2016, of the Company and this report does not affect our report on such consolidated financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Company and our report dated May 16, 2017 expressed an unqualified opinion on those financial statements based on our audit and the report of other auditors and included explanatory paragraphs related to: (i) the fact that the Company is challenging in court the renewal of concession arrangements relating to Jaguara, São Simão and Miranda hydroelectric power plants, which expired in August 2013, January 2015 and December 2016, respectively, (ii) going concern of Renova Energia S.A., an equity-method investee of the Company and (iii) changes in the accounting policy adopted by the Company regarding the classification of adjustments in the expected cash flows related to the concession financial assets.

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes

May 16, 2017

Changes in Internal Control Over Financial Reporting

During the period covered by this Form 20-F, we have not made any change to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

We have adopted the code of ethics defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our Chief Executive Officer, Chief Financial and Investor Relations Officer and to persons performing similar functions as well as to our directors, other officers and employees. In 2016, we completed the review of our code of ethics, which was filed with the SEC as Item 7 in our Form 6-K in September 2016, and is available on our website at www.cemig.com.br. If we change the provisions of our code of ethics or if we grant any waiver of such provisions, we will disclose such change or waiver within five business days following the date of the change or waiver on our website at the same web address.

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by Deloitte Touche Tohmatsu Auditores Independentes during the fiscal year ended December 31, 2016, 2015 and 2014:

	Year ended December 31,
	2016	2015	2014
	(thousands of reais)
Audit fees	1,570	1,551	1,503
Additional services:
Review of income tax returns and quarterly provisions for income tax and Social Contribution tax	82	78	74

Total fees	1,652	1,629	1,577

Audit fees — Audit fees in the above table are the aggregate fees billed by Deloitte Touche Tohmatsu Auditores Independentes in 2016, 2015 and 2014 in connection with the audit of our annual financial statements prepared in accordance with IFRS as issued by IASB and of our internal control over financial reporting, the review of our quarterly statutory financial statements.

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

Corporate Governance Differences from NYSE Practices

On November 4, 2003, the NYSE established new corporate governance rules. Under the rules, foreign private issuers are subject to a more limited set of corporate governance requirements than U.S. domestic issuers. Under the NYSE rules, we are required only to: (i) have an audit committee or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, (ii) provide prompt certification by our CEO of any material noncompliance with any corporate governance rules, and (iii) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies. The discussion of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below.

For more information on our corporate governance practices, see Item 9. The Offer and Listing Trading Market—Trading on the BM&FBovespa.

Section	NYSE Corporate Governance Rule for U.S. Domestic Issuers	Our Approach
303A.01	A listed company must have a majority of independent directors; “Controlled companies” are not required to comply with this requirement.	Under Section 303A of the rules of the NYSE, “controlled company” is taken to include a company in which more than 50% of the voting power is held by one individual, a group or another company. Since 50.97% of the voting stock of CEMIG is held by the State of Minas Gerais, it is considered to be a controlled company. Therefore, this requirement currently does not apply to CEMIG.

303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.	The non-management directors of CEMIG do not meet at regularly scheduled executive sessions without management.

303A.04	A listed company must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.

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

303A.12	Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.	CEMIG’s CEO will promptly notify the NYSE in writing after any executive officer of CEMIG becomes aware of any material non-compliance with any applicable provisions of the NYSE corporate governance rules.

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 17.	Financial Statements

See “Item 18. Financial Statements.”

Item 18.	Financial Statements

Reference is made to pages F-1 through F-163 hereof.

The following financial statements are filed as part of this annual report on Form 20-F:

•	Report of Deloitte Touche Tohmatsu Auditores Independentes as of December 31, 2016 and 2015 and for the years ended December 2016, 2015 and 2014;

•	Independent Auditor’s Report (Pricewaterhouse Coopers) of Madeira Energia S.A. – MESA for the year ended December 31, 2016 and 2015;

•	Independent Auditor’s Report (Pricewaterhouse Coopers) of Norte Energia S.A. – NESA for the year ended December 31, 2016 and 2015;

•	Audited Consolidated Statements of Financial Position as of December 31, 2016 and 2015;

•	Audited Consolidated Statements of Income for the years ended December 31, 2016, 2015 and 2014;

•	Audited Consolidated Statements of Comprehensive Income for the years ended December 31, 2016, 2015 and 2014;

•	Audited Consolidated Statements of Changes in Equity for the years ended December 31, 2016, 2015 and 2014;

•	Audited Consolidated Statements of Cash Flow for the years ended December 31, 2016, 2015 and 2014; and

•	Notes to the Consolidated Financial Statements.

Item 19.	Exhibits

The following documents are included as exhibits to this annual report:

Exhibit Number	Document

1	Corporate by-laws of CEMIG, as amended and in effect since July 27, 2016.

2.1	Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs filed on August 20, 2001 (File No. 333-13826)).

2.2	Shareholders’ Agreement, dated June 18, 1997, between the State Government and Southern, relating to the rights and obligations of owners of our shares (incorporated by reference to Exhibit 2.1 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

2.3	Amendment No. 1 to the Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs filed on June 11, 2007 (File No. 333-143636)).

2.4	Deposit Agreement, dated as of June 12, 2007, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the common share ADSs filed on May 7, 2007 (File No. 333-142654)).

4.1	Contract of Concession for Generating Electric Energy, dated July 10, 1997, between the Federal Government and us, relating to the provision of electric energy generation services to the public (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.2	Contract of Concession of Electric Energy Transmission Services, dated July 10, 1997, between the Federal Government and us, relating to the transmission of electric energy to the public (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.3	Second Amendment to the Electricity Transmission Concession Contract, dated September 16, 2005 (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.4	Third Amendment to the Electricity Transmission Concession Contract, for the Northern, Southern, Eastern, and Western geographic areas, dated April 13, 2010 (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.5	Contracts of Concession of Public Service for Distribution of Electric Energy, dated July 10, 1997, between the Federal Government and us, relating to the provision of electric energy distribution services to the public (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.6	First Amendment to the Electricity Distribution Concession Contract, dated March 31, 2005 (incorporated by reference to Exhibit 4.5 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.7	Second Amendment to the Electricity Distribution Concession Contract, dated September 16, 2005 (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.8	Contract for the Assignment of CRC Account, dated May 31, 1995, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.9	First Amendment to the Contract for the Assignment of CRC Account, dated February 24, 2001, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.5 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

Exhibit Number	Document

4.10	Second Amendment to the Contract for the Assignment of the CRC Account, dated October 14, 2002, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

4.11	Third Amendment to the Contract for the Assignment of CRC Account, dated October 24, 2002, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

4.12	Fourth Amendment to the Contract for the Assignment of CRC Account, dated January 23, 2006, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.14 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.13	Announcement of Start of Public Distribution of Senior Units under CRC Account Securitization Fund, dated as of January 26, 2006 (incorporated by reference to Exhibit 4.15 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.14	Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated August 24, 2006, between CEMIG D and Unibanco—União dos Bancos Brasileiros S.A. (incorporated by reference to Exhibit 4.18 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).

4.15	Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated April 17, 2007, between CEMIG GT and Unibanco—União dos Bancos Brasileiros S.A. (incorporated by reference to Exhibit 4.19 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).

4.16	Summary of Indenture Covering the Second Issuance of Debentures, dated December 19, 2007, between CEMIG D and BB Banco de Investimento S.A. (incorporated by reference to Exhibit 4.20 to our Annual Report on Form 20-F filed on June 30, 2008 (File No. 1-15224)).

4.17	Share Purchase Agreement, dated April 23, 2009, between CEMIG GT, Terna—Rete Elettrica Nazionale S.p.A., and CEMIG (incorporated by reference to Exhibit 4.22 to our Registration Statement on Form 20-F filed on June 19, 2009 (File No. 1-15224)).

4.18	English Summary of Share Purchase Agreement between CEMIG and Andrade Gutierrez Concessões S.A., dated December 30, 2009 (incorporated by reference to Exhibit 4.18 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.19	English Summary of Share Purchase Agreement between CEMIG and Fundo de Investimento em Participações PCP, dated December 31, 2009 (incorporated by reference to Exhibit 4.19 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.20	English Summary of Put Option Agreement between CEMIG and Enlighted Partners Venture Capital LLC, dated March 24, 2010 (incorporated by reference to Exhibit 4.20 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.21	English Summary of Share Purchase Agreement among TAESA, Abengoa Concessões Brasil Holding S.A. and Abengoa Participações Holding S.A., dated June 2, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.22	English Summary of Share Purchase Agreement among TAESA, Abengoa Concessões Brasil Holding S.A., Abengoa Construção Brasil Ltda., NTE—Nordeste Transmissora de Energia S.A. and Abengoa Participações Holding S.A., dated June 2, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.23	Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated March 3, 2010, between CEMIG GT and BB – Banco de Investimento S.A. (incorporated by reference to Exhibit 4.23 to our Annual Report on Form 20-F filed on June 30, 2011 (File No. 1-15224)).

Exhibit Number	Document

4.24	English Summary of Share Purchase Agreement between TAESA and Abengoa Concessões Brasil Holding S.A. dated March 16, 2012 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.25	English Summary of Investment Agreement among RR Participações S.A., Light and Renova dated July 8, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.26	English Summary of Put Option Agreement between Parati S.A and Fundação de Seguridade Social Braslight dated July 15, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.27	English Summary of Share Purchase and Sale Agreement entered into between Amazônia Energia Participações S.A. and Construtora Queiroz Galvão S.A., Construtora OAS Ltda., Contern Construções e Comércio Ltda, Cetenco Engenharia S.A., Galvão Engenharia S.A. and J. Malucelli Construtora de Obras S.A., for shares in Norte Energia S.A. dated October 25, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.28	English Summary of Share Acquisition Agreement between CEMIG and the State of Minas Gerais dated December 27, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.29	Summary of Indenture Covering the Public Distribution of Non-Convertible Unsecured Debentures, dated March 13, 2012, between CEMIG Geração e Transmissão S.A., HSBC Corretora de Títulos e Valores Mobiliários S.A., Banco BTG Pactual S.A. and Banco do Nordeste do Brasil S.A. (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.30	Initial Announcement of Public Distribution, under the System of Firm Guarantee of Placement, of Unsecured Debentures Not Convertible into Shares, with Additional Guarantee, in Three Series, of the Third Issue by CEMIG Distribuição S.A., dated March 19, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).

4.31	Initial Announcement of Public Distribution, under the System of Best Efforts for Placement, of Unsecured Debentures Not Convertible into Shares, with Additional Guarantee, in up to Three Series, of the Third Issue by CEMIG GT, dated March 12, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).

4.32	Summary of Private Contract for Investment in Transmission Assets, among CEMIG, CEMIG GT Trasmissora Aliança de Energia Elétrica S.A. dated May 17, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).

4.33	Summary of the Share Purchase Agreement between CEMIG Capim Branco Energia S.A., Suzano Papel e Celulose S.A., and Suzano Holding S.A., intervening by Comercial Agrícola Paineiras LTDA (“Paineiras”) e Epícares Empreendimentos e Participações Ltda (“Epícares”), dated March 12, 2013 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).

4.34	Summary of the Commitment Undertaking for Settlement, signed between the State of Minas Gerais and CEMIG, dated November 22, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).

4.35	Fifth Amendment to Concession Contracts No. S 002/1997–DNAEE, 003/1997–DNAEE, 004/1997–DNAEE and 005/1997–DNAEE, dated December 21, 2015, between the Federal Republic of Brazil and us, related to electricity distribution service (incorporated by reference to the Form 20-F filed on November 14, 2016 (File No. 1-15224)).

4.36	Excerpts from concession contracts for electricity generation Nos. 8, 9, 10, 11, 12, 13, 14, 15 and 16 between the Mining and Energy Minstry and CEMIG GT.

8	List of Subsidiaries (incorporated by reference to Exhibit 8 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15224)).

11	Code of Ethics (incorporated by reference to Item 7 in our Form 6-K for the month of September 2016 (File No. 1-15224).

12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 16, 2017.

12.2	Chief Officer for Finance and Investor Relations Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 16, 2017.

13.1	Chief Executive Officer Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 16, 2017.

13.2	Chief Officer for Finance and Investor Relations Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 16, 2017.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By:	/s/ Bernardo Afonso Salomāo de Alvarenga
Name: Bernardo Afonso Salomāo de Alvarenga
Title: Chief Executive Officer

Date: May 16, 2017

Companhia Energética

de Minas Gerais – CEMIG

Financial Statements as of December 31, 2016 and December 31,2015

and for the Years Ended December 31, 2016, 2015 and 2014

and Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Companhia Energética de Minas Gerais—CEMIG

Belo Horizonte—MG—Brazil

We have audited the accompanying consolidated balance sheets of Companhia Energética de Minas Gerais—CEMIG and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Madeira Energia S.A. and Norte Energia S.A., both investees of the Company accounted for under the equity method of accounting. The Company’s investment in Madeira Energia S.A. as of December 31, 2016 and 2015 was R$1,164 million and R$1,200 million, respectively, and its equity in losses of unconsolidated investees was R$112 million, R$3 million and R$386 million for the years ended December 31, 2016, 2015 and 2014, respectively. The Company’s investment in Norte Energia S.A as of December 31, 2016 and 2015 was R$1.368 million and R$847 million, respectively, and its equity in losses of unconsolidated investees was R$12 million and R$32 million for the year ended December 31, 2016 and 2015, respectively. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Madeira Energia S.A. and Norte Energia S.A. is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Companhia Energética de Minas Gerais—CEMIG and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in accordance with International Financial Reporting Standards—IFRS, as issued by the International Accounting Standards Board—IASB.

As described in notes 4 and 34 to the consolidated financial statements, the Company is challenging in court the renewal of concession arrangements relating to Jaguara, São Simão and Miranda hydroelectric power plants, which expired in August 2013, January 2015 and December 2016, respectively.

As disclosed in notes 1, 15 and 34 to the consolidated financial statements, the Company holds non-controlling interest in Renova Energia S.A., whose conditions indicate the existence of material uncertainty that may cast significant doubt on Renova Energia S.A.’s ability to continue as a going concern.

As discussed in note 2.8 to the consolidated financial statements, as a result of changes in the accounting policy adopted by the Company regarding the classification of adjustments in the expected cash flows related to the concession financial assets, the accompanying statements of income for the years ended December 31, 2015 and 2014, have been retrospectively adjusted and are restated as set out in IAS 8—Accounting Policies, Changes in Accounting Estimates and Errors.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 16, 2017 expressed an adverse opinion on the Company’s internal control over financial reporting based on our audit.

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes

May 16, 2017

F-3

pwc

Independent Auditor's Report

To Board of Directors and Shareholders
Norte Energia S.A.

We have audited the accompanying balance sheet of Norte Energia S.A. (the "Company") as of December 31, 2016 and 2015, and the related statements of income, of comprehensive income, of changes in equity and of cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Norte Energia S.A. at December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the two years in the period then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Brasília - Brazil
April 26, 2017

PricewaterhouseCoopers
Auditores Independentes

PricewaterhouseCoopers SHS Quadra 6, Cj. A, Bloco C, Ed. Business Center Tower, Salas 801 a 811, Brasília, DF, Brasil 70.322-915
Caixa Postal 08650 T: (61) 2196-1800, F: (61) 2196-1820, www.pwc.com/br

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2016 AND 2015

ASSETS

(MILLIONS OF BRAZILIAN REAIS—R$ mn)

	Note	2016	2015
Current
Cash and cash equivalents	6	995	925
Securities	7	1,014	2,427
Consumers and traders and Concession holders – Transport of electricity	8	3,425	3,765
Financial assets of the concession	14	730	874
Recoverable taxes	9	236	175
Income and social contribution tax credits	10a	590	306
Dividends receivable		11	62
Restricted cash	11	367	—
Inventories		49	37
Advance to suppliers	28	1	87
Energy Development Account (CDE)	13	64	72
Low-income subscriber subsidy		36	31
Receivable from Eletrobras – RGR	21	48	—
Receivable from Eletrobras – CDE		90	—
Other		630	616

TOTAL, CURRENT		8,286	9,377
NON-CURRENT
Securities	7	31	84
Advance to suppliers	28	229	60
Consumers and traders and Concession holders – Transport of electricity	8	146	133
Recoverable taxes	9	178	258
Income and social contribution taxes recoverable	10a	112	206
Deferred income and social contribution taxes	10b	1,797	1,498
Escrow deposits	12	1,887	1,813
Other credits		1,051	808
Financial assets of the concession	14	4,971	2,660
Investments – Equity method	15	8,753	9,745
Property, plant and equipment	16	3,775	3,940
Intangible assets	17	10,820	10,275

TOTAL, NON-CURRENT		33,750	31,480

TOTAL ASSETS		42,036	40,857

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2016 AND 2015

LIABILITIES

(MILLIONS OF BRAZILIAN REAIS—R$ mn)

	Note	2016	2015
CURRENT
Suppliers	18	1,940	1,901
Regulatory charges	21	381	517
Profit sharing		18	114
Taxes payable	19a	794	740
Income and Social Contribution tax	19b	27	11
Interest on equity and dividends payable	24	467	1,307
Loans, financings and debentures	20	4,837	6,300
Payroll and related charges		225	221
Post-retirement liabilities	22	199	167
Concessions payable		3	3
Financial liabilities of the concession	14	482	—
Financial Instruments—put options	15	1,150	1,245
Advance sales of power supply	8	181	—
Other obligations		743	548

TOTAL, CURRENT		11,447	13,074
NON-CURRENT
Regulatory charges	21	455	226
Loans, financings and debentures	20	10,342	8,867
Taxes payable	19a	724	740
Deferred income and social contribution tax	10b	582	689
Provisions	23	815	755
Post-retirement liabilities	22	4,043	3,086
Concessions payable		19	19
Financial liabilities of the concession	14	323	—
Financial Instruments—put options	15	192	148
Other obligations		160	265

TOTAL, NON-CURRENT		17,655	14,795

TOTAL LIABILITIES		29,102	27,869

EQUITY	24
Share capital		6,294	6,294
Capital reserves		1,925	1,925
Profit reserves		5,200	4,663
Accumulated Other Comprehensive Income		(489)	102

EQUITY ATTRIBUTABLE TO THE CONTROLLING SHAREHOLDERS		12,930	12,984

EQUITY ATTRIBUTABLE TO NON-CONTROLLING SHAREHOLDER		4	4

TOTAL EQUITY		12,934	12,988

TOTAL LIABILITIES AND EQUITY		42,036	40,857

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(MILLIONS OF BRAZILIAN REAIS—R$ mn)

(except Net income per share)

	Note	2016	2015 Restated	2014 Restated
NET REVENUE	25	18,773	21,868	19,595
OPERATING COSTS
COST OF ELECTRICITY AND GAS	26
Electricity purchased for resale		(8,273)	(9,542)	(7,428)
Charges for the use of the national grid		(947)	(999)	(744)
Gas purchased for resale		(878)	(1,051)	(254)

		(10,098)	(11,592)	(8,426)
OTHER COSTS	26
Personnel and managers		(1,348)	(1,143)	(999)
Materials		(41)	(126)	(340)
Outsourced services		(720)	(740)	(736)
Depreciation and amortization		(802)	(811)	(779)
Operating provisions		(171)	(23)	(262)
Infrastructure construction cost		(1,193)	(1,252)	(942)
Other		(57)	(96)	(318)

		(4,332)	(4,191)	(4,376)
TOTAL COST		(14,430)	(15,783)	(12,802)
GROSS PROFIT		4,343	6,085	6,793
OPERATING EXPENSES	26
Selling expenses		(382)	(175)	(128)
General and administrative expenses		(667)	(674)	(654)
Operating provisions		(5)	(1,203)	(190)
Other operating expenses		(420)	(452)	(674)

		(1,474)	(2,504)	(1,646)
Equity in earnings of unconsolidated investees, net	15	(302)	393	210
Impairment of Investments	15	(763)	—	—
Fair value gain (loss) on stockholding transaction	15	—	729	—
Gain on acquisition of control of investee	15	—	—	281
Income before Financial income (expenses) and taxes		1,804	4,703	5,638
Financial revenues	27	1,041	863	535
Financial expenses	27	(2,478)	(2,204)	(1,694)

Income before income tax and social contribution tax		367	3,362	4,479
Current income and social contribution taxes	10c	(174)	(881)	(1,259)
Deferred income and social contribution taxes	10c	141	(12)	(83)

NET INCOME FOR THE YEAR		334	2,469	3,137

Total of net income for the year attributed to:
Controlling shareholders		334	2,469	3,137
Non-controlling shareholder		—	—	—

		334	2,469	3,137
Basic income per preferred share – R$	24	0.35	1.96	2.49
Basic income per common share – R$	24	0.10	1.96	2.49
Diluted income per preferred share – R$	24	0.32	1.96	2.49
Diluted income per common share – R$	24	0.07	1.96	2.49

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(MILLIONS OF BRAZILIAN REAIS—R$ mn)

	2016	2015	2014
NET INCOME FOR THE YEAR	334	2,469	3,137
OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss
Post retirement liabilities – remesurement of obligations of the defined benefit plans, net of taxes	(515)	(360)	(44)
Equity gain (loss) on Other comprehensive income in jointly-controlled entities	4	(1)	(7)

	(511)	(361)	(51)
Items that may be reclassified to profit or loss
Conversion adjustment of equity gain (loss) in other comprehensive income in subsidiary and jointly-controlled entity	(3)	54	10
Recycling of conversion adjustments to the Income statement arising from sale of Transchile	(39)	—	—

	(42)	54	10

COMPREHENSIVE INCOME FOR THE YEAR	(219)	2,162	3,096

Total of comprehensive income for the year attributed to:
Controlling shareholders	(219)	2,162	3,096
Non-controlling shareholder	—	—	—

	(219)	2,162	3,096

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(MILLIONS OF BRAZILIAN REAIS—R$ mn, except where otherwise indicated)

	Share capital	Capital reserves	Profit reserves	Accumulated Other Comprehensive Income	Retained earnings	Total interest of the controlling shareholders	Total interest of the non-controlling shareholder	Total equity
AS OF DECEMBER 31, 2013	6,294	1,925	3,840	579	—	12,638	—	12,638

Net income for the year	—	—	—	—	3,137	3,137	—	3,137
Other comprehensive income
Post retirement liabilities, net of taxes	—	—	—	(44)	—	(44)	—	(44)
Equity gain on Other comprehensive income in jointly-controlled entity	—	—	—	3	—	3	—	3

Total Comprehensive income for the year	—	—	—	(41)	3,137	3,096	—	3,096
Other changes in equity:
Additional dividends proposed in 2013 (R$ 0.04 per share)	—	—	(55)	—	—	(55)	—	(55)
Extraordinary dividends (R$ 2.23 per share)	—	—	(2,804)	—	—	(2,804)	—	(2,804)
Statutory dividends (R$ 1.04 per share)	—	—	—	—	(1,364)	(1,364)	—	(1,364)
Interest on Equity (R$ 0.18 per share)	—	—	—	—	(230)	(230)	—	(230)
Constitution of reserves
Tax incentives reserve	—	—	29	—	(29)	—	—	—
Profit reserve	—	—	1,584	—	(1,584)	—	—	—
Realization of reserves
Equity valuation adjustments – deemed cost of PP&E	—	—	—	(70)	70	—	—	—

ATTRIBUTED TO INTEREST OF THE CONTROLLING SHAREHOLDERS	6,294	1,925	2,594	468	—	11,281	—	11,281
Non controlling shareholder	—	—	—	—	—	—	4	4

AS OF DECEMBER 31, 2014	6,294	1,925	2,594	468	—	11,281	4	11,285

Net income for the year	—	—	—	—	2,469	2,469	—	2,469
Other comprehensive income
Post retirement liabilities, net of taxes	—	—	—	(361)	—	(361)	—	(361)
Equity gain on Other comprehensive income in jointly-controlled entity	—	—	—	54	—	54	—	54

Total Comprehensive income for the year	—	—	—	(307)	2,469	2,162	—	2,162
Other changes in equity:
Reserve for obligatory dividends not distributed	—	—	797	—	—	797	—	797
Statutory dividends (R$ 0.84 per share)	—	—	—	—	(1,056)	(1,056)	—	(1,056)
Interest on Equity (R$ 0.16 per share)	—	—	—	—	(200)	(200)	—	(200)
Constitution of reserves
Tax incentives reserve	—	—	21	—	(21)	—	—	—
Profit reserve	—	—	1,251	—	(1,251)	—	—	—
Realization of reserves
Equity valuation adjustments – deemed cost of PP&E	—	—	—	(59)	59	—	—	—

ATTRIBUTED TO INTEREST OF THE CONTROLLING SHAREHOLDERS	6,294	1,925	4,663	102	—	12,984	—	12,984
Non-controlling shareholder	—	—	—	—	—	—	4	4

AS OF DECEMBER 31, 2015	6,294	1,925	4,663	102	—	12,984	4	12,988

	Share capital	Capital reserves	Profit reserves	Equity Valuation adjustments	Retained earnings	Total interest of the controlling shareholders	Total interest of Non- controlling shareholder	Total equity
AS OF DECEMBER 31, 2015	6,294	1,925	4,663	102	—	12,984	4	12,988

Net income for the year	—	—	—	—	334	334	—	334
Other comprehensive income
Post retirement liabilities – remesurement of obligations of the defined benefit plans, net of taxes	—	—	—	(515)	—	(515)	—	(515)
Equity gain on Other comprehensive income in subsidiary and jointly-controlled entity	—	—	—	(39)	—	(39)	—	(39)
Total comprehensive income for the year	—	—	—	(554)	334	(220)	—	(220)

Other changes in equity:
Reserve for mandatory dividends not distributed	—	—	623	—	—	623	—	623
Dividends under by-laws (R$ 0.16 per share )	—	—	127	—	(204)	(77)	—	(77)
Interest on equity (R$ 0.30 per share )	—	—	(380)	—	—	(380)	—	(380)
Constitution of reserves
Tax incentive reserves	—	—	7	—	(7)	—	—	—
Retained earnings reserve	—	—	160	—	(160)	—	—	—
Equity valuation adjustments – deemed cost of PP&E	—	—	—	(37)	37	—	—	—

ATTRIBUTED TO INTEREST OF THE CONTROLLING SHAREHOLDERS	6,294	1,925	5,200	(489)	—	12,930	—	12,930
Non-controlling shareholder	—	—	—	—	—	—	4	4

AS OF DECEMBER 31, 2016	6,294	1,925	5,200	(489)	—	12,930	4	12,934

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(MILLIONS OF BRAZILIAN REAIS—R$ mn)

	2016	2015	2014
CASH FLOW FROM OPERATIONS
Net income for the year	334	2,469	3,137
Expenses (revenues) not affecting cash and cash equivalents
Income and social contribution taxes	33	893	1,342
Depreciation and amortization	834	835	801
Write-offs of PP&E, Intangible assets and Investments	109	124	105
Gain on disposal of investments	(315)	—	—
Impairment of Investments	763	—	—
Equity in earnings (losses) of unconsolidated investees, net	302	(393)	(210)
Interest and monetary variation	808	818	1,384
Fair value gain (loss) on stockholding transaction	—	(729)	—
Provisions for operating losses	704	1,401	581
Net gain on indemnity of assets	—	—	(420)
Financial assets—CVA	1,455	(1,704)	(1,107)
Gain on acquisition of subsidiary	—	—	(281)
Post-retirement liabilities	447	285	311

	5,475	3,999	5,643
(Increase) / decrease in assets
Consumers and traders	(64)	(1,470)	(285)
Financial assets—CVA	341	1,529	—
Energy Development Account (CDE)	8	273	(170)
Recoverable Taxes	19	167	320
Income and social contribution tax credit	(62)	(77)	(37)
Transport of electricity	8	(5)	(5)
Escrow deposits	(28)	(67)	(305)
Dividends received from investments	683	487	683
Financial assets	(1,941)	10	6
Advance to suppliers	(120)	(131)	—
Gas	(193)	(141)	(265)
Other	105	(248)	74

	(1,244)	327	16
Increase (decrease) in liabilities
Suppliers	38	297	472
Taxes payable	38	202	54
Income and social contribution taxes payable	24	(105)	(22)
Payroll and related charges	4	26	4
Regulatory charges	92	386	11
Post-retirement liabilities	(239)	(208)	(195)
Financial instruments – Put options	(150)	—	—
Other	(167)	156	(160)

	(360)	754	164

Cash generated by operating activities	3,871	5,080	5,823
Interest paid on loans and financings	(2,369)	(1,331)	(781)
Income and Social Contribution taxes paid	(289)	(741)	(1,308)

NET CASH GENERATED BY OPERATING ACTIVITIES	1,213	3,008	3,734

	2016	2015	2014
CASH FLOWS FROM INVESTMENT ACTIVITIES
Marketable securities	1,400	(1,499)	116
Financial assets	—	(145)	(80)
Restricted cash	(367)	1	1
Investments
Acquisition of equity investees	—	(310)	(2,405)
Disposal of Investments	949	—	—
Acquisition of subsidiary – Gasmig	—	—	(465)
Capital increase in investees	(1,455)	(181)	(546)
PP&E	(120)	(126)	(122)
Intangible assets	(1,021)	(957)	(798)

NET CASH USED IN INVESTMENT ACTIVITIES	(614)	(3,217)	(4,299)

CASH FLOW IN FINANCING ACTIVITIES
Loans, financings and debentures	5,737	5,739	4,562
Payment of loans financings and debentures	(5,591)	(4,696)	(1,394)
Interest on equity and dividends	(675)	(796)	(3,918)

NET CASH FROM (USED IN) FINANCIAL ACTIVITIES	(529)	247	(750)

NET CHANGE IN CASH AND CASH EQUIVALENTS	70	38	(1,315)

STATEMENT OF CHANGES IN CASH AND CASH EQUIVALENTS
Beginning of the year	925	887	2,202
End of the year	995	925	887

NET CHANGE IN CASH AND CASH EQUIVALENTS	70	38	(1,315)

The Notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2015 AND FOR THE YEARS ENDED ON

DECEMBER 31, 2016, 2015 AND 2014

(In Millions of Brazilian Reais—R$ mn—except where otherwise indicated)

1.	OPERATING CONTEXT

Companhia Energética de Minas Gerais (‘Cemig’, also herein ‘the Company’, ‘Parent company’ or ‘Holding company’) is a listed corporation registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under number 17.155.730/0001-64, with shares traded on the BM&F Bovespa (‘Bovespa’) at Corporate Governance Level 1; on the New York Stock Exchange (‘NYSE’); and on the stock exchange of Madrid (‘Latibex’). It is domiciled in Brazil, with head office at Avenida Barbacena 1200, Belo Horizonte, capital of the state of Minas Gerais. It operates exclusively as a holding company, with interests in subsidiaries or jointly controlled entities, which are engaged in the activities of the construction and operation of systems for generation, transformation, transmission, distribution and sale of electricity, and also activities in the various fields of energy, for the purpose of commercial operation.

In order to finance the capital expenditures needed to meet long-term growth objectives, CEMIG have incurred a substantial amount of debt. As of December 31, 2016, the CEMIG’s Current Liabilities exceeded Current Assets by R$3,162. As of December 31, 2016, the CEMIG total short-term and long-term loans, financing and debentures are R$4,837 and R$10,342, maturing in the first, second, third and fourth quarters of 2017, in the amounts of R$783, R$1,017, R$579 and R$2,458, respectively. Those CEMIG had positive operating cash flows in the amounts of R$1,213, R$3,007 and R$3,733 in 2016, 2015 and 2014, respectively.

CEMIG H’s substantial debt could adversely affect the business, financial condition, and results of operations. Specifically, CEMIG is subject to certain restrictions on its ability to raise funds from third parties, which might prevent it from entering into new contracts for financing of its operations, or for the re-financing of its existing obligations, including the following:

◾	The by-laws of CEMIG express the obligation for the consolidated figures of the group to maintain certain financial indicators, related to factors including debt and Capital Expenditures, within certain limits, and this could affect its operational flexibility. In the years 2015 and 2016, certain limits and financial ratios specified in the bylaws of CEMIG were exceeded, under approval by the General Meeting of Stockholders. CEMIG has obtained its stockholders to exceed these limits and financial ratios applicable for 2017.

◾	In relation to loans from outside parties: (i) as a state-controlled company, CEMIG is subject to rules and limits relating to the level of credit applicable to the public sector, including rules established by the National Monetary Council (Conselho Monetário Nacional, or CMN), and by the Brazilian Central Bank; (ii) CEMIG operates in the electricity sector, it is subject to the rules and limits established by Aneel which deal with indebtedness for companies of the electricity sector and (iii) state-controlled companies may use funds arising from transactions with commercial banks only for refinancing of financial obligations, or in transactions guaranteed by duplicate trade bills.

◾	The National Treasury Department (part of the Finance Ministry) and by the Central Bank would need to approve certain international financial transactions; this approval is usually given only if the purpose of the transaction is to finance importation of goods or to roll over external debt. These rules have the effect of placing limits on the CEMIG H’s capacity for indebtedness.

◾	CEMIG is subject to certain contractual conditions under existing debt instruments. In the event of non-compliance with an obligation under that financing contract, the CEMIG will be required to strengthen the guarantees for the financing, on penalty of early maturity of the contract. Any default event in our financial instruments might lead creditors to cause all the amounts relating to that debt to become payable immediately. Acceleration of debts might cause significant negative effects on the CEMIG H’s financial situation, and might also cause activation of cross-default clauses in other financial instruments. In the event of a default, CEMIG H’s cash flow might be insufficient to completely settle the debts, or to comply with the servicing of such debts.

◾	The credit risk rating agencies attribute a rating to Brazil, the Company and its debt securities on a Brazilian basis, and also a rating for the Company on the global basis. If ratings are downgraded due to any external factor, operational performance or high levels of debt, it may increase the cost of capital.

In order to amortize scheduled debt maturities, CEMIG will need to raise significant amounts of debt capital from a broad range of funding sources. To service CEMIG debt after meeting our capital expenditure targets, CEMIG have relied upon, and may continue to rely upon, a combination of cash flows provided by our operations, drawdowns under our available credit facilities, our cash and short-term financial investments balance and the incurrence of additional indebtedness.

CEMIG has several initiatives designed to increase liquidity through entering into new contracts for financing or for the re-financing of its existing obligations and potential divestitures of non-core assets. In 2016, CEMIG introduced a divestment program that contemplates the sale of assets for the period of 2017–2018, with the goal of improving our short-term liquidity position by increasing our cash balance and reducing indebtedness.

Although the CEMIG is significantly leveraged, it expects that the current cash balances, liquidity from its revolving credit facility, cash generated from the initiatives described above, and from operations should be sufficient to meet working capital, capital expenditure, debt service, and other cash needs for the next year. Management believes that they will be successful in their plans.

If, for any reason, CEMIG are faced with continued difficulties in accessing debt financing, this could hamper our ability to make capital expenditures in the amounts needed to maintain our current level of investments or our long-term targets and could impair our ability to timely meet our principal and interest payment obligations with our creditors, as our cash flow from operations is currently insufficient to fund such both planned capital expenditures and all of our debt service obligations. A reduction in our capital expenditure program or the sale of assets could significantly affect our results of operations.

Cemig has interests in the following subsidiaries, jointly-controlled entities and affiliated company (information in MW has not been audited by the external auditors):

Cemig Geração e Transmissão S.A. (‘Cemig GT’) is Cemig’s wholly-owned subsidiary operating in generation and transmission. It is listed, in Brazil, but not traded. Cemig GT has interests in 60 power plants, of which 56 are hydroelectric, 3 are wind power plants and one is a thermal plant, and associated transmission lines, most of which are part of the Brazilian national generation and transmission grid system. Cemig GT has interests in the following jointly-controlled entities and affiliated company:

Jointly-controlled entities and affiliated company:

–	Hidrelétrica Cachoeirão S.A. (‘Cachoeirão’) (Jointly controlled): Production and sale of electricity as an independent power producer, through the Cachoeirão hydroelectric power plant, located at Pocrane, in the State of Minas Gerais.

–	Baguari Energia S.A. (‘Baguari Energia’) (Jointly controlled): Construction, operation, maintenance and commercial operation of the Baguari Hydroelectric Plant, through participation in the UHE Baguari Consortium (Baguari Energia 49.00%, Neoenergia 51.00%), located on the Doce River in Governador Valadares, Minas Gerais State.

–	Central Eólica Praias de Parajuru S.A. (‘Parajuru’) (Jointly controlled): Production and sale of electricity from the Parajuru wind farm at Beberibe, in the State of Ceará, Northern Brazil.

–	Central Eólica Praias do Morgado S.A. (‘Morgado’) (Jointly controlled): Production and sale of electricity from the Morgado wind farm at Acaraú in Ceará, Northern Brazil.

–	Central Eólica Volta do Rio S.A. (‘Volta do Rio’) (Jointly controlled): Production and sale of electricity from at the Volta do Rio wind farm also at Acaraú, in the State of Ceará, Northern Brazil.

–	Hidroelétrica Pipoca S.A. (‘Pipoca’) (Jointly controlled): Independent production of electricity, through construction and commercial operation of the Pipoca Small Hydro Plant (Pequena Central Hidrelétrica, or PCH), on the Manhuaçu River, in the counties of Caratinga and Ipanema, in the State of Minas Gerais.

–	Madeira Energia S.A. (‘Madeira’) (Affiliated): Construction and commercial operation, through its subsidiary Santo Antônio Energia S.A., of the Santo Antônio hydroelectric plant, in the basin of the Madeira River, in the State of Rondônia.

–	Lightger S.A. (Jointly controlled): Independent power production through building and commercial operation of the Paracambi Small Hydro Plant (or PCH), on the Ribeirão das Lages river in the county of Paracambi, in the State of Rio de Janeiro.

–	Renova Energia S.A. (‘Renova’) (Jointly controlled): Listed company operating in development, construction and operation of plants generating power from renewable sources – wind power, small hydro plants (SHPs), and solar energy; sales and trading of electricity, and related activities.

–	Retiro Baixo Energética S.A. (‘RBE’) (Jointly controlled): RBE holds the concession to operate the Retiro Baixo hydroelectric plant, on the Paraopeba River, in the São Francisco river basin, in the municipalities of Curvelo and Pompeu, in Minas Gerais State. The plant has installed capacity of 83.7 MW and assured energy offtake level of 38.5MW average.

–	Aliança Norte Energia Participações S.A. (‘Aliança Norte’) (Jointly controlled): A special-purpose company (SPC) created by Cemig GT (49.9% ownership) and Vale S.A. (50.1% ownership), for acquisition of an interest of 9% in Norte Energia S.A. (‘Nesa’), the company holding the concession for the Belo Monte Hydroelectric Plant, on the Xingu River, in the State of Pará. The first turbine of Belo Monte Plant started operating on April 20, 2016 and the second turbine began operating on July 16, 2016. There are more details on this in Note 15.

–	Aliança Geração de Energia S.A. (‘Aliança’) (Jointly controlled): Unlisted corporation created by Cemig GT and Vale S.A. to become a platform for consolidation of generation assets held by the two parties in generation consortia, and investments in future generation projects. The two parties subscribed their shares in the company by transfer of their interests in the following generation assets: Porto Estrela, Igarapava, Funil, Capim Branco I and II, Aimorés and Candonga. With these assets the company has installed hydroelectric generation capacity in operation of 1,158 MW (physical offtake guarantee 652 MW average), and other generation projects. Vale and Cemig GT respectively hold 55% and 45% of the total capital.

–	Cemig Geração Três Marias S.A.: A corporation wholly owned by Cemig GT. Its objects are production and sale of electricity as public service concession holder, by commercial operation of the Três Marias Hydroelectric Plant, and sale and trading of electricity in the Free Market. It has installed capacity of 396 MW, and guaranteed offtake level (‘Assured energy’) of 239 MW average.

–	Cemig Geração Salto Grande S.A.: A corporation wholly owned by Cemig GT. Its objects are production and sale of electricity as public concession holder, by commercial operation of the Salto Grande Hydroelectric Plant, and trading in electricity in the Free Market. This company has installed generation capacity of 102 MW, and average offtake guarantee of 75 MW.

–	Cemig Geração Camargos S.A.: Corporation wholly owned by Cemig GT. Its objects are production and sale of electricity as public concession holder, by commercial operation of the Camargos Hydroelectric Plant, and trading in electricity in the Free Market. Has installed generation capacity of 46 MW, and average offtake guarantee of 21 MW.

–	Cemig Geração Itutinga S.A.: Corporation wholly owned by Cemig GT. Its objects are production and sale of electricity as public concession holder, by commercial operation of the Itutinga Hydroelectric Plant, and trading in electricity in the Free Market. Has installed generation capacity of 52 MW, and average offtake guarantee of 28 MW.

–	Cemig Geração Leste S.A.: Corporation wholly owned by Cemig GT. Its objects are production and sale of electricity as public concession holder, by operation of the Dona Rita, Sinceridade, Neblina, Ervália, Tronqueiras and Peti Small Hydroelectric Plants (PCHs), and trading in electricity in the Free Market. Installed generation capacity is 35.16 MW; average offtake guarantee is 18.64 MW.

–	Cemig Geração Oeste S.A.: Corporation wholly owned by Cemig GT. Its objects are production and sale of electricity as public concession holder, by commercial operation of the Gafanhoto, Cajuru and Martins Small Hydroelectric Plants, and trading in electricity in the Free Market. Installed generation capacity is 28.90 MW, and average offtake guarantee 11.21 MW.

–	Cemig Geração Sul S.A.: Corporation wholly owned by Cemig GT. Its objects are production and sale of electricity as public concession holder, by commercial operation of the Coronel Domiciano, Marmelos, Joasal, Paciência and Piau Small Hydroelectric Plants and trading in electricity in the Free Market. Installed generation capacity is 39.53 MW; average offtake guarantee is 27.42 MW.

Subsidiaries and jointly-controlled entities at development stage:

–	Guanhães Energia S.A. (‘Guanhães Energia’) (Jointly controlled): Production and sale of electricity through building and commercial operation of the following Small Hydro Plants (PCHs): Dores de Guanhães, Senhora do Porto and Jacaré, in the county of Dores de Guanhães; and Fortuna II, in the county of Virginópolis, in Minas Gerais. Construction works are 97% completed, and start of commercial generation is scheduled for April 2017.

–	Cemig Baguari Energia S.A. (‘Cemig Baguari’) (Subsidiary) – Production and sale of electricity as an independent power producer in future projects.

–	Amazônia Energia Participações S.A. (‘Amazônia Energia’) (Jointly controlled) – Unlisted company whose object is to hold and manage equity interest in Norte Energia S.A. (Nesa), which holds the concession to operate the Belo Monte Hydroelectric Plant, on the Xingu River, in the State of Pará. It is jointly controlled by Light S.A. (25.5%) and Cemig (74.5%). Amazônia Energia owns 9.77% of the share capital of Nesa. The first turbine of the Belo Monte Plant started operating on April 20, 2016 and the second turbine began operating on July 16, 2016. There are more details in Note 15.

Cemig Distribuição S.A. (‘Cemig D’ or ‘Cemig Distribution’) (Subsidiary): Wholly-owned subsidiary, listed but not traded; distributes electricity through networks and distribution lines to practically the whole of the Brazilian State of Minas Gerais.

Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’) (Jointly controlled): Construction, operation and maintenance of electricity transmission facilities in 17 states of Brazil through direct and indirect equity interests in investees.

Light S.A. (‘Light’) (Jointly controlled): Holds direct or indirect interests in other companies and directly or indirectly operates electricity services, including generation, transmission, trading or distribution, and other related services. Light S.A. has the following subsidiaries and jointly-controlled entities:

–	Light Serviços de Eletricidade S.A. (‘Light Sesa’) (Subsidiary) – A listed company operating primarily in electricity distribution, in various municipalities of Rio de Janeiro State.

–	Light Energia S.A. (Subsidiary) – Plans, builds and operate electricity generation, transmission and sales/trading systems and related services. Owns equity interests in two wind power companies –Central Eólica São Judas Tadeu Ltda. and Central Eólica Fontainha Ltda – and in Guanhães Energia S.A. and Renova Energia S.A.

–	Light Esco Prestação de Serviços Ltda. (‘Light Esco’) (Subsidiary) – Purchase, sale, importation and exportation of electricity and consultancy services in the electricity sector. Light Esco has an interest in EBL Companhia de Eficiência Energética S.A.

–	Itaocara Energia Ltda. (Subsidiary) – Company and pre-operational phase: principal activity will be construction and operation of generation plants. It is a member of the Itaocara Hydro Plant Consortium for commercial operation of the Itaocara Hydroelectric Plant (51%). Cemig GT owns 49%. There are more details in Note 14.

–	Lightger S.A. (Jointly controlled) – Described in the list of jointly controlled entities of Cemig GT, above.

–	Light Soluções em Eletricidade Ltda. (Subsidiary): Its main objects are provision of service to low-voltage clients including assembly, overhaul and maintenance of installations in general.

–	Instituto Light para o Desenvolvimento Urbano e Social (Light Institute) (Subsidiary): Participation in social and cultural projects, and interest in economic and social development of cities.

–	Lightcom Comercializadora de Energia S.A. (Subsidiary): Purchase, sale, importation and exportation of electricity, and general consultancy, in the free and regulated electricity markets.

–	Axxiom Soluções Tecnológicas S.A. (Jointly controlled): Unlisted company, providing technology and systems solutions for operational management of public service concession holders, including companies in electricity, gas, water, sewerage, and other utilities. Jointly owned by Light (51%) and Cemig (49%).

–	Amazônia Energia Participações S.A. (Jointly controlled) – Described in the list of equity interests of Cemig GT above.

–	Renova Energia S.A. (Jointly controlled) – Described in the list of equity interests of Cemig GT above.

Sá Carvalho S.A. (Subsidiary): Production and sale of electricity, as a public electricity service concession holder, through the Sá Carvalho hydroelectric power plant.

Usina Térmica Ipatinga S.A. (‘Ipatinga’) (Subsidiary) – Currently without operational activity.

Companhia de Gás de Minas Gerais (‘Gasmig’) (Subsidiary): Acquisition, transport and distribution of combustible gas or sub-products and derivatives, through a concession for distribution of gas in the State of Minas Gerais.

Cemig Telecomunicações S.A. (‘CemigTelecom’ – previously named Empresa de Infovias S.A.)(Subsidiary): Provision and commercial operation of a specialized telecommunications service through an integrated multi-service network of fiber optic cables, coaxial cables, and electronic and associated equipment. CemigTelecom owns 19.6% of Ativas Data Center (‘Ativas’) (a jointly controlled entity), which operates primarily in supply of IT and communications infrastructure services, including physical hosting and related services for medium-sized and large corporations.

Efficientia S.A. (Subsidiary): Provides electricity efficiency and optimization services and energy solutions through studies and execution of projects; and services of operation and maintenance in energy supply facilities.

Horizontes Energia S.A. (Subsidiary): Production and sale of electricity, as an independent power producer, through the Machado Mineiro and Salto do Paraopeba hydroelectric power plants in the State of Minas Gerais, and the Salto do Voltão and Salto do Passo Velho hydro power plants in the State of Santa Catarina.

Cemig Comercializadora de Energia Incentivada S.A. (‘CCEI’ – previously named Central Termelétrica de Cogeração S.A.) (Subsidiary) – Production and sale of electricity as an independent power producer, in future projects.

Rosal Energia S.A. (Subsidiary): Production and sale of electricity, as a public electricity service concession holder, through the Rosal hydroelectric power plant located on the border between the States of Rio de Janeiro and Espírito Santo.

Empresa de Serviços e Comercialização de Energia Elétrica S.A. (‘ESCE’ – previously named Central Hidrelétrica Pai Joaquim S.A.) (Subsidiary): Production and sale of electricity as an independent power producer, in future projects.

Cemig PCH S.A. (Subsidiary): Production and sale of electricity as an independent power producer, through the Pai Joaquim hydroelectric power plant.

Cemig Capim Branco Energia S.A. (Capim Branco) (Subsidiary): Production and sale of electricity as an independent producer, through the Amador Aguiar I and Amador Aguiar II hydroelectric power plants, built through a consortium with private-sector partners. This company was merged with and into Cemig GT in 2015.

UTE Barreiro S.A. (Subsidiary): Production and sale of thermally generated electricity, as an independent producer, through construction and operation of the UTE Barreiro thermal generation plant, located on the premises of V&M do Brasil S.A., in the State of Minas Gerais.

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

Axxiom Soluções Tecnológicas S.A. (Jointly controlled): Described in the investees of Light, above.

Transchile Charrúa Transmisión S.A. (Jointly controlled): Construction, operation and maintenance of the Charrúa-Nueva Temuco transmission line, and two sections of transmission line at the Charrúa and Nueva Temuco substations, in the central region of Chile. The head office of Transchile is in Santiago, Chile. In 2016 Cemig sold the whole of its interest in Transchile to Ferrovial Transco Chile SpA., a company controlled by Ferrovial S.A.

Companhia de Transmissão Centroeste de Minas (Jointly controlled): Construction, operation and maintenance of the Furnas-Pimenta transmission line – part of the national grid.

Participações em Ativos de Energia Elétrica (‘Parati’) (Jointly controlled): Holding company owning interests, through shares or share units, in other companies, Brazilian or foreign, in any business activity. Parati holds an equity interest of 26.03% in Light. Parati was closed down in 2016, following its reverse absorption by RME and Lepsa, with 50% Cemig ownership in each of these two companies.

Where Cemig exercises joint control it does so through shareholders’ agreements with the other shareholders of the investee company.

2.	BASIS OF PREPARATION

2.1	Statement of compliance

The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (IASB).

Management certifies that all the material information in the financial statements, and only that information, is being presented, and that it corresponds to the information used by Management in its administration of the company.

On May 16, 2017, the Company’s Audit Board authorized filing of the Financial Statements for the year ended December 31, 2016.

2.2	Bases of measurement

The consolidated financial statements have been prepared based on historical cost, with the exception of the following material items recorded in the Statement of financial position:

◾	Non-derivative financial assets measured at fair value through profit or loss.

◾	Financial assets held for trading measured at fair value.

◾	Financial assets of the Concession measured by the New Replacement Value (VNR), equivalent to fair value.

2.3	Functional currency and currency of presentation

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

The principal estimates related to the financial statements refer to recording of effects arising from:

◾	Allowance for doubtful accounts – see Note 8;

◾	Deferred income and social contribution taxes – see Note 10;

◾	Financial assets of the concession – see Note 14;

◾	Investments – See Note 15.

◾	Property, plant and equipment – Note 16.

◾	Intangible assets – see Note 17;

◾	Depreciation – see Note 16;

◾	Amortization – see Note 17;

◾	Employee post-retirement liabilities – see Note 22;

◾	Provisions – see Note 23;

◾	Unbilled electricity supplied – see Note 25; and

◾	Fair value measurement and Derivatives instruments – see Note 30.

2.5	Rules, interpretations and changes that came into force on January 1, 2016

The following rules and changes of rules came into effect during 2016

The Changes to IFRS 7 provide additional orientations to clarify whether a service contract constitutes continuous involvement in an asset transferred, for the purposes of the necessary disclosures in relation to the transferred assets.

The changes to IAS 19 clarify that the rate used to discount obligations for post-retirement benefit should be determined based on AA corporate bond yields at the end of the reporting period.

The changes to IFRS 5 introduce specific orientations in relation to when an entity reclassifies an asset (or group of assets held for sale) from ‘held for sale’ to ‘held for distribution to holders’ (or vice-versa).

Changes to IAS 16 and IAS 38 – Clarification of the acceptable methods for depreciation and amortization.

Changes to IAS 1 – Disclosure Initiative – These offer orientations on application of the concept of materiality in practice.

Changes to IFRS 10, IFRS 12 and IAS 28 – Investment entities: Applying exception from consolidation – These clarify that exemption from preparing consolidated financial statements is applicable to a controlling entity that is the subsidiary of an investment entity, even if the investment entity values all its subsidiaries at fair value under IFRS 10.

Changes to IFRS 11 – Joint Arrangements – provides instructions on accounting for the acquisition of a ‘business combination’ as defined by IFRS 3 – Business Combinations.

The application of these changes had no significant impact on the disclosures or the amounts recognized in the financial statements of Cemig.

2.6	New and revised rules and interpretations already issued and not yet adopted, with possible impacts for the Company

In effect for annual periods starting on or after January 1, 2017:

◾	Changes to IAS 12 – Recognition of deferred tax assets for non-realized losses.

◾	Disclosure Initiative (Changes to IAS 7) – Alters IAS 7 –Statement of Cash Flows, to clarify that entities should supply disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. Applicable to annual periods starting on or after January 1, 2017

In effect for annual periods starting on or after January 1, 2018:

◾	Changes to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture – Deals with situations that involve sale or contribution of assets between an investor and its associate or joint venture.

◾	IFRS 9 – Financial instruments – Establishes that all the financial assets recognized that are within the scope of IAS 39 must be subsequently measured at amortized cost or fair value. In relation to the impairment of financial assets, IFRS 9 requires use of a forward-looking ‘expected loss’ impairment model, in contrast to the model of actual impairment stated in IAS 39.

◾	IFRS 15 – Revenue from Contracts with Customers: Issued in May 2014, IFRS 15 established a simple and clear model for companies to use in accounting for revenue arising from contracts with clients. When it comes into effect, it will replace the present orientations on recognition of revenue contained in IAS 18 – Revenues, IAS 11 – Construction Contracts and the related interpretations.

In effect for annual periods starting on or after January 1, 2019:

◾	IFRS 16 – Leases – With this new rule, lessors will have to recognize the liability for future payments and the right to use of the leased asset for practically all leasing contracts, including those currently classified as operational leasing contracts.

The Company is still evaluating the effects of application of these new rules, and changes to existing rules, on the amounts and disclosures presented in the financial statements.

2.7	Principal accounting policies

The accounting policies described in detail below have been applied consistently to all the periods presented in these consolidated financial statements, in accordance with the rules and regulations described in item 2.1 – Statement of compliance.

The accounting policies relating to the Company’s present operations that require judgment and the use of specific valuation criteria are the following:

a)	Financial instruments

Financial liabilities relating to put options – The options to sell units in FIP Melbourne and FIP Malbec (‘the SAAG Put’) and the options to sell shares in RME and Lepsa (‘the Parati PUT’) were valued at fair value using the Black-Scholes-Merton (BSM) method. Both the options were calculated using the discounted cash flow method: for the SAAG Put option, up to the third quarter of 2016; and for the Parati Put option, up to the first quarter of 2016. The method used was changed, in the fourth and second quarters, respectively, to the BSM model. The Company calculated the fair value of these options having as a reference their respective prices obtained by the BSM model, valued on the closing date of the financial statements for the 2016 business year.

Share capital: The rights to minimum dividends as established for the preferred shares are described in Note 24 to the financial statements.

Financial instruments available for sale: As from December 31, 2012, assets in this category include the financial assets of the transmission and distribution concession that were covered by Law 12783 (of January 11, 2013). They are measured at New Replacement Value (Valor Novo de Reposição, or VNR), equivalent to fair value on the date of these financial statements. The Company recognizes a financial asset resulting from a concession contract when it has an unconditional contractual right to receive cash or another financial asset from, or under the direction of, the Concession-granting power for the services of construction or improvement provided.

Loans and receivables – The category includes: Cash equivalents; Consumers and traders; Power transport concession holders; Financial assets of the concession not covered by Law 12783; the CVA Account (for compensation of changes in Portion A costs) and Other financial components of tariff adjustments; Escrow deposits; and Traders – ‘Free Energy’ transactions.

Cash and cash equivalents includes: Balances of cash; Bank deposits; and cash investments with original maturity of three months or less from the date of contracting, which are subject to an insignificant risk of change in value. Cash and cash equivalents are maintained for the purpose of meeting cash commitments in the short term and not for investment or other purposes.

b)	Consumers and traders; Power transport concession holders; and Traders – transactions in ‘Free Energy’

Accounts receivable from Consumers and traders, and from power transport concession holders, are initially recorded at value, whether already invoiced or not, and measured by amortized cost. They include any direct taxes for which the company has the tax responsibility, less taxes withheld at source, which are considered to be tax credits.

The provision for doubtful receivables, for low and medium voltage consumers, is recorded based on estimates by Management, in an amount sufficient to cover probable losses. The principal criteria set by the company are: (i) For consumers with significant balances, the balance receivable is analyzed in the light of the history of the debt, negotiations in progress, and real guarantees. (ii) For other consumers, the following are provisioned: Debts from residential consumers more than 90 days past due; debts from commercial consumers more than 180 days past due; and debts more than 360 days past due from other consumers. These criteria are the same as those established by Aneel.

For large consumers an individual analysis is made of the debtors and of the actions in progress for receipt of the credits.

c)	Investments

The Company’s investments include the intangible concession assets identified on acquisitions, net of any accumulated losses by impairment.

d)	Assets linked to the concessions

Electricity distribution activity: The portion of the assets of the concession that will be totally amortized during the concession period is recorded as intangible and is completely amortized during the concession agreement period.

The amortization reflects the pattern of consumption of the rights acquired. It is calculated on the balance of the assets linked to the concession, by the straight-line method, based on the application of the rates set by Aneel for the electricity distribution activity.

The Company calculates the value of the assets which will not be fully amortized by the end of the concession agreement period, and reports this amount as a financial asset because it is an unconditional right to receive cash or other financial asset directly from the grantor.

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

When an asset is replaced, the net book value of the asset is written down as an expense in the Statement of income.

Transmission activity: For the new transmission concessions, granted after the year 2000, the costs related to construction of the infrastructure are recorded in the Statement of income as and when they are calculated, and a Construction Revenue is recorded based on the stage of conclusion of the assets, including the taxes applicable to the revenue and any profit margin.

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

Of the invoiced amounts of Permitted Annual Revenue (RAP), the portion relating to the fair value of the operation and maintenance of the assets is recorded as revenue in the Statement of income, and the portion relating to the construction revenue, originally recorded at the time of the formation of the assets, is used to recover the financial assets.

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

Gas distribution activity: The portion of the assets of the concession that will be amortized in full during the concession is recorded as an Intangible asset and fully amortized over the period of the concession contract.

The amortization is calculated on the balance of the assets linked to the concession by the straight line method, applying amortization rates that reflect the estimated useful life of the assets.

The Company calculates the value of the assets which will not be fully amortized by the end of the concession agreement period, and reports this amount as a financial asset, because it is an unconditional right to receive cash or other financial asset directly from the grantor.

New assets are recorded initially in Intangible assets, valued at acquisition cost, including capitalized borrowing costs. When they start operation they are divided into a financial asset and an intangible asset, in accordance with a criterion mentioned in the previous paragraphs. When an asset is replaced, the net book value of the asset is written down as an expense in the Statement of income.

e)	Intangible assets

Intangible assets comprise assets relating to: service concession contracts, and software. These are measured at total acquisition cost, less expenses of amortization.

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

For intangible assets linked to the concession, the accounting practices described in the item ‘Assets linked to the concession’ above are applied.

f)	Property, plant and equipment

Depreciation and amortization: These are calculated on the balance of property, plant and equipment in service and investments in consortia, on a straight-line basis, using the rates determined by Aneel for the assets related to electricity activities, which reflect the estimated useful life of the assets.

The depreciation rates applied to the Company’s property, plant and equipment assets are shown in Note 16 to the financial statements.

Assets not fully depreciated by the end of the concession will be reverted to the Concession-granting power and this non-depreciated portion will be indemnified.

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

The residual value is the balance remaining of the asset at the end of the concession, thus, as established in a contract signed between the Company and the federal government, at the end of the concession the assets will be reverted to the federal government which, in turn, will indemnify the Company for those assets that have not yet been totally depreciated. In cases where there is no indemnity at the end of the concession, no residual value is recognized, and the depreciation rates are adjusted so that all the assets are depreciated within the concession period. See more details in Note 14.

g)	Impairment

In assessing impairment, the Company uses historic trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

h)	Benefits to employees

For the Company’s retirement benefit pension plan obligations, the liability recorded in the statement of financial position is the greater of: (a) the debt agreed upon with the foundation for amortization of the actuarial obligations, and (b) the present value of the actuarial obligation, as calculated by a qualified actuary, less the fair value of the plan’s assets, and adjusted for unrecognized actuarial gains and losses. In the business years presented, the expenses related to the debt agreed upon with the pension fund were registered in Financial revenue (expenses), because they represent interest and monetary updating. The other expenses on the pension fund were recorded as operational expenses.

Short-term benefits to employees: Employees’ profit shares specified in the Company’s by-laws are accrued for in accordance with the collective agreement established with the employee unions and recorded in Employees’ and managers’ profit shares in the Statement of income.

i)	Income and Social Contribution taxes

Deferred income tax and Social Contribution tax assets are reviewed at each financial position date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

j)	Operational revenue

In general, for the Company’s business in the electricity, gas, telecommunications and other sectors, revenues are recognized when there is persuasive evidence of agreements, when delivery of merchandise takes place or when the services are provided, the prices are fixed or determinable, and receipt is reasonably assured, independently of whether the money has actually been received.

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

For the older transmission concessions, granted before 2000, the fair value of the operation and maintenance of the transmission lines and the remuneration of the financial asset are recorded as revenue in the Statement of income for each period.

The services provided include charges for connection and other related services; the revenues are accounted when the services are provided.

The ‘Portion A’ revenue and the Other financial items related to tariff adjustments are recognized in the statement of income when the costs effectively incurred are different from those incorporated into the electricity distribution tariff. For more details, see Note 14.

The gain on adjustment of expectation of cash flow from the indemnifiable financial asset of the distribution concession arising from the variation in the fair value of the Remuneration Asset Base is presented as operational revenue, together with the other revenues related to the Company’s end-activity.

k)	Financial revenue and expenses

Financial revenue includes interest income on funds invested, fee income for consumer payments made late, interest income on financial assets of the concession, and interest income on other financial assets. Interest income is recognized in the Statement of income using the effective interest method.

Financial expenses include: interest expense on borrowings; and foreign exchange and monetary variation on borrowing cost of debt, financings and debentures. Interest expense on the Company’s borrowings that is not capitalized is recognized in the Statement of income using the effective interest method.

l)	Segment reporting

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

m)	Determination of the adjustment to present value

The Company has applied adjustment to present value to certain concession contracts held for consideration, and also to the balance of debentures issued by the Company. Discount rates were used that are compatible with the cost of funding in transactions with the same maturity on the date of the transactions. These rates are: 12.50% for the small hydro plants and 5.10% for the conventional hydroelectric plants.

2.8	Restatement of the Income Statement for the years ended December 31, 2015 and 2014

The Company, in order to more adequately present its financial and operational performance, concluded that the adjustment related to the expectation of cash flow from the indemnifiable financial asset of the distribution concession should be presented as an operating revenue, instead of financial revenue, under net financial revenue (expenses), as originally presented, in order to be presented together with the other revenues related to its core business. This classification results in a more adequate presentation of the energy distribution business performance and provides a better presentation of the company’s performance.

This conclusion is based in the following facts:

i. Investing in infrastructure is an inherent activity of the energy distribution business, which business model is supported by the construction, maintenance and operation of this infrastructure;

ii. Part of the energy distribution industry, as well as the energy transmission industry, already adopts this classification, hence the Company will be increasing the comparability of its financial statements with others;

iii. As a result of the inflation increase in the past years faced by the country, which directly impacted the increase in the financial asset of the concession, impacted the importance of this revenue in the income statement.

In accordance with the requirements of IAS 8—Accounting Policies, Changes in Accounting Estimates and Errors, the Company changed the accounting policy previously adopted to an accounting policy that better presents its business performance (as described in the above mentioned topics). Therefore, the corresponding figures in the financial statements relating to the consolidated income statement for the year ended December 31, 2015 and 2014, presented for purposes of comparison, were retrospectively reclassified and are being restated for purposes of comparison. The reclassification does not change the total consolidated assets, consolidated equity, net income, statements of comprehensive income and cash flow.

The consolidated income statement for the year ended December 31, 2015, presented for purposes of comparison, is as follows:

	2015	Ajustment	2015 Restated
NET REVENUE	21,292	576	21,868
OPERATING COSTS
COST OF ELECTRICITY AND GAS
Electricity purchased for resale	(9,542)	—	(9,542)
Charges for use of the national grid	(999)	—	(999)
Gas bought for resale	(1,051)	—	(1,051)

	(11,592)	—	(11,592)
OTHER COSTS
Personnel and managers	(1,143)	—	(1,143)
Materials	(126)	—	(126)
Outsourced services	(740)	—	(740)
Depreciation and amortization	(811)	—	(811)
Operating provisions	(23)	—	(23)
Infrastructure construction cost	(1,252)	—	(1,252)
Other	(96)	—	(96)

	(4,191)	—	(4,191)
TOTAL COST	(15,783)	—	(15,783)
GROSS PROFIT	5,509	576	6,085
OPERATING EXPENSES
Selling expenses	(175)	—	(175)
General and administrative expenses	(674)	—	(674)
Operating provisions	(1,203)	—	(1,203)
Other operating expenses	(482)	30	(452)

	(2,534)	30	(2,504)
Equity method gains in non-consolidated investees	393	—	393
Fair value results in Corporate Operation	729	—	729
Income before Financial income (expenses) and taxes	4,097	606	4,703
Financial revenues	1,469	(606)	863
Financial expenses	(2,204)	—	(2,204)

Income before income tax and social contribution tax	3,362	—	3,362
Current income tax and Social Contribution tax	(881)	—	(881)
Deferred income tax and Social Contribution tax	(12)	—	(12)

NET INCOME FOR THE YEAR	2,469	—	2,469

Total of net income for the year attributed to:
Interest of the controlling shareholders	2,469	—	2,469
Interest of non-controlling shareholder	—	—	—

	2,469	—	2,469

Basic and diluted income per preferred share	1.96	—	1.96
Basic and diluted income per common share	1.96	—	1.96

The consolidated income statement for the year ended December 31, 2014, presented for purposes of comparison, is as follows:

	2014	Ajustment	2014 Restated
NET REVENUE	19,540	55	19,595
OPERATING COSTS
COST OF ELECTRICITY AND GAS
Electricity purchased for resale	(7,428)	—	(7,428)
Charges for the use of the national grid	(744)	—	(744)
Gas purchased for resale	(254)	—	(254)

	(8,426)	—	(8,426)
OTHER COSTS
Personnel and managers	(999)	—	(999)
Materials	(340)	—	(340)
Outsourced services	(736)	—	(736)
Depreciation and amortization	(779)	—	(779)
Operating provisions	(262)	—	(262)
Infrastructure construction cost	(942)	—	(942)
Other	(318)	—	(318)

	(4,376)	—	(4,376)
TOTAL COST	(12,802)	—	(12,802)
GROSS PROFIT	6,738	55	6,793
OPERATING EXPENSES
Selling expenses	(128)	—	(128)
General and administrative expenses	(654)	—	(654)
Operating provisions	(190)	—	(190)
Other operating expenses	(677)	3	(674)
	(1,649)	3	(1,646)
Equity in earnings of unconsolidated investees, net	210	—	210
Gain on acquisition of control of investee	281	—	281
Income before Financial income (expenses) and taxes	5,580	58	5,638
Financial revenues	593	(58)	535
Financial expenses	(1,694)	—	(1,694)

Income before income tax and social contribution tax	4,479	—	4,479
Current income and social contribution taxes	(1,259)	—	(1,259)
Deferred income and social contribution taxes	(83)	—	(83)

NET INCOME FOR THE YEAR	3,137	—	3,137

3.	PRINCIPLES OF CONSOLIDATION

The financial statements date of the subsidiaries and jointly-controlled entities, used for the purposes of calculation of consolidation and equity in earnings of unconsolidated investees coincide with those of the Company.

The Company uses the criteria of full consolidation for the following companies which are direct equity investments of Cemig:

	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2014
	Direct interest %	Direct interest %	Direct interest %
Cemig Geração e Transmissão	100.00	100.00	100.00
Cemig Distribuição	100.00	100.00	100.00
Gasmig	99.57	99.57	99.57
CemigTelecom	100.00	100.00	100.00
Rosal Energia	100.00	100.00	100.00
Sá Carvalho	100.00	100.00	100.00
Horizontes Energia	100.00	100.00	100.00
Usina Térmica Ipatinga	100.00	100.00	100.00
Cemig PCH	100.00	100.00	100.00
Cemig Capim Branco Energia	—	—	100.00
Cemig Trading	100.00	100.00	100.00
Efficientia	100.00	100.00	100.00
Cemig Comercializadora de Energia Incentivada	100.00	100.00	100.00
UTE Barreiro (Barreiro Thermal Plant)	100.00	100.00	100.00
Empresa de Serviços e Comercialização de Energia Elétrica	100.00	100.00	100.00

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

The financial statements of Transchile, for the purposes of calculations by the equity method, are converted from US dollars (the functional currency of Transchile) to Reais based on the exchange rate at last quoted day of the year, since Cemig’s functional currency is the Real. Foreign currency differences are recognized in Other comprehensive income and presented in equity up to the date of the sale of the interest in Transchile. After conclusion of the sale, the amount recognized in Other comprehensive income, in Equity, was transferred in full to the Income statement. In 2016, the whole of Cemig’s interest in Transchile was sold to Ferrovial Transco Chile SpA., a company controlled by Ferrovial S.A. For fuller details please see Note 15.

The consolidated financial statements include the balances and transactions of the investment funds in which the Company and its subsidiaries and jointly-held subsidies are the sole unit holders. These funds comprise public securities, private securities and debentures of companies which have low risk classification, ensuring high liquidity.

These investment funds, the financial statements of which are regularly reviewed/audited, are subject to limited obligations, namely payment for services provided by the administrators of the assets, attributed to the operation of the investments, such as charges for custody, auditing and other expenses, and there are no significant financial obligations, nor are there assets of the unit holders to guarantee those obligations.

4.	CONCESSIONS AND AUTHORIZATIONS

Cemig and its subsidiaries hold the following concessions and authorizations, from the National Electricity Agency, Aneel:

	Location	Date of concession or authorization	Expiration date
GENERATION
Hydroelectric plants
São Simão (1)	Rio Paranaíba	01/1965	01/2015
Emborcação	Rio Paranaíba	07/1975	07/2025
Nova Ponte	Rio Araguari	07/1975	07/2025
Jaguara (1)	Rio Grande	08/1963	08/2013
Miranda (1)	Rio Araguari	12/1986	12/2016
Três Marias	Rio São Francisco	01/2015	01/2045
Volta Grande	Rio Grande	02/1967	02/2017
Irapé	Rio Jequitinhonha	01/1999	02/2035
Salto Grande	Rio Santo Antônio	01/2015	01/2045
Queimado	Rio Preto	11/1997	01/2033
Itutinga	Rio Grande	01/2015	01/2045
Camargos	Rio Grande	01/2015	01/2045
Piau	Rio Piau / Pinho	01/2015	01/2045
Gafanhoto	Rio Pará	01/2015	01/2045
Cachoeirão SHP	Rio Manhuaçu	07/2000	07/2030
Santo Antônio	Madeira	06/2008	06/2043
Baguari	Rio Doce	08/2006	08/2041
Pipoca SHP	Rio Manhuaçu	09/2001	09/2031
Other	Various	Various	Various
Wind farms (2)
Morro do Camelinho	Gouveia – Minas Gerais	03/2000	01/2017
Praias do Parajuru	Beberibe – Ceará	09/2002	08/2029
Volta do Rio	Acaraú – Ceará	12/2001	08/2034
Praia de Morgado	Acaraú – Ceará	12/2001	08/2034
Thermal plants
Igarapé	Juatuba – Minas Gerais	01/2001	08/2024
Barreiro	Belo Horizonte, Minas Gerais	02/2002	04/2023
TRANSMISSION
National grid	Minas Gerais	07/1997	07/2015
Itajubá Substation	Minas Gerais	10/2000	10/2030
DISTRIBUTION	Minas Gerais	01/2016	12/2045

(1)	The extension of the concession specified in the concession contract is not included in these figures. See details in this Note.
(2)	Permission to operate the activity of wind power generation is given by means of authorizations.

Generation concessions

In the generation business, the Company sells electricity: (1) through auctions to distributors to meet the demands of their captive markets; and (2) to Free Consumers in the Free Market (Ambiente de Contratação Livre, or ACL). In the Free Market, electricity is traded by generation concession holders, Small Hydro Plants (SHPs), self-producers, traders, and importers of electricity.

Free Consumers are those that have demand of more than 3MW at a voltage of 69kV or higher, or at any voltage if their supply began after July 1995.

A consumer that has opted for the Free Market may return to the regulated system only if it gives its distributor five years’ prior notice. The purpose of this period of notice is to ensure that if necessary the distributor will be able to buy additional electricity to supply the re-entry of Free Consumers into the Regulated Market. The state-controlled generators can sell electricity to Free Consumers but, unlike the private generators they are obligated to do so through an auction process.

Auctions of electricity generation concessions

In November 2015, Cemig GT took part in Auction 12/2015 and won the concessions for Lot D. This was for 18 plants – shown below – for five of which the concession had been previously held by Furnas S.A.:

Generating plant	Concession expiry date	Installed capacity (MW)	Average physical offtake guarantee level (‘Assured Energy’) – MW
Três Marias Hydroelectric Plant	Jan. 2045	396.00	239.00
Salto Grande Hydroelectric Plant	Jan. 2045	102.00	75.00
Itutinga Hydroelectric Plant	Jan. 2045	52.00	28.00
Camargos Hydroelectric Plant	Jan. 2045	46.00	21.00
Piau Small Hydroelectric Plant	Jan. 2045	18.01	13.53
Gafanhoto Small Hydroelectric Plant	Jan. 2045	14.00	6.68
Peti Small Hydroelectric Plant	Jan. 2045	9.40	6.18
Tronqueiras Small Hydroelectric Plant	Jan. 2045	8.50	3.39
Joasal Small Hydroelectric Plant	Jan. 2045	8.40	5.20
Martins Small Hydroelectric Plant	Jan. 2045	7.70	1.84
Cajuru Small Hydroelectric Plant	Jan. 2045	7.20	2.69
Paciência Small Hydroelectric Plant	Jan. 2045	4.08	2.36
Marmelos Small Hydroelectric Plant	Jan. 2045	4.00	2.74
Coronel Domiciano Small Hydroelectric Plant (1)	Jan. 2045	5.04	3.59
Dona Rita Small Hydroelectric Plant (1)	Jan. 2045	2.41	1.03
Ervália Small Hydroelectric Plant (1)	Jan. 2045	6.97	3.03
Neblina Small Hydroelectric Plant (1)	Jan. 2045	6.47	4.66
Sinceridade Small Hydroelectric Plant (1)	Jan. 2045	1.42	0.35

		699.60	420.27

(1)	Plants for which the concession was previously held by Furnas.

Please note that the information presented in this table on installed capacity, guaranteed average offtake, and other operational information is not part of the scope of an audit of financial statements, and has thus not been examined by the external auditors.

For more information please see Note 14.

Renewal of the concessions of the Jaguara, São Simão and Miranda Hydroelectric Plants

The company believes that it has the right to completion of periods of these concessions, based on the original terms of the Concession Contracts, and is currently arguing this in the courts.

The Jaguara hydroelectric plant

As specified in the Concession Contract for the Jaguara Plant, the Company applied for the extension of the concession. The Mining and Energy Ministry (‘MME’) refused the Company’s application, on the grounds that the application was made outside the time limits set by Law 12783/13.

On June 20, 2013, Cemig GT obtained an interim injunction in its application to the Higher Appeal Court (Superior Tribunal de Justiça, or STJ) for order of mandamus No. 20.432/2013, against the decision of the MME not to entertain the application for extension of the period of concession of the Jaguara plant (424MW capacity, with average 336 MW assured offtake), which had an expiration date on August 28, 2013. The interim remedy, given by Reporting Justice Sérgio Kukina, ensured that Cemig GT would continue to operate the concession for the Jaguara plant until final judgment in the action. On August 23, 2013, Reporting Justice Sérgio Kukina ruled that the application for mandamus had failed.

On August 30, 2013 the STJ granted an interim order, published on September 3, 2013, in a new application for mandamus in the STJ, against the decision by the Mining and Energy Ministry which, in a dispatch published on August 23, 2013, refused, on its merits, the application by Cemig GT for extension of the concession of the Jaguara Plant under its Concession Agreement. This interim order gave Cemig GT the right to remain in control of the Jaguara Plant, commercially operating the public service concession granted to it, until final judgment of the case.

On June 24, 2015 the judgment on the application for mandamus brought by Cemig GT was completed. With all the votes given by the Justices of the first Section of the STJ, the applications made by Cemig GT were defeated by six judgment votes to 2.

On September 22, 2015, Cemig GT filed a further action, for Provisional Remedy, with the Federal Supreme Court (Supremo Tribunal Federal, or STF), to maintain ownership of the concession for the Jaguara plant, on the initial bases of the concession agreement.

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

On February 15, 2016 the Panel Judgment of the STJ was published, containing the decision of the First Section of that Court, which refused to grant mandamus and refused the Special Appeal.

On February 22, 2016, in the STF, the Reporting Justice issued a Dispatch extending continuity of the Reconciliation Hearing between Cemig GT and the federal government; the parties are currently awaiting a further dispatch to set a new date for continuation of that hearing, begun on December 15, 2015.

On March 1, 2016 the Company filed an Ordinary Appeal with the STJ against the panel judgment of February 15, 2016, and on April 11, 2016 the Justice Deputy Chair of the STJ issued a decision accepting that this Ordinary Appeal should be heard, and ordered it to be submitted to the STF.

On March 21, 2017 the Federal Supreme Court revoked the interim order given in the case in which Cemig GT is requesting suspension, until final judgment on the Ordinary Appeal by the Supreme Court, of the effects of the judgment of the First Section of the Supreme Court which refused to grant an order to maintain Cemig GT’s ownership of the concession for the Jaguara Plant on the initial bases of Concession Contract 007/97. The judgment remitted the case records to the office of the Procurator-General of the Republic (PGR), for that body to state its opinion.

On December 31, 2016 the asset, at book value of R$ 41, is posted in PP&E, and in 2016 the Company recognized the plant’s revenues from sales of power supply, and operational costs, since it remained in control of the asset during this period.

On March 29, 2017 Cemig GT filed an Internal Appeal against the decision that repealed the remedy, requesting a revision of judgment, to allow cognizance to be taken of a Special Appeal.

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

On August 29, 2014, the Mining and Energy Minister decided to refuse the request for extension of the period of concession of the São Simão plant, based on Opinion 559/2014/CONJURMME/CGU/AGU.

On September 10, 2014, Cemig GT filed a Hierarchy Appeal with the MME, with request for reconsideration, for the Mining and Energy Minister to reconsider his decision and to grant the Company’s request based only on the Concession Contract; and, successively, that the appeal should be sent to the President of the Republic, so that the President should issue a decision in favor of the Company’s request in the same terms. This appeal is still pending, awaiting consideration by the MME.

Notwithstanding this, on December 15, 2014 Cemig GT filed an application for mandamus (No. 21465/DF), with the Higher Appeal Court (STJ), requesting interim relief, against an illegal act by the Mining and Energy Minister, violating net and certain right of the plaintiff, for the purpose of obtaining extension of the period of concession of the São Simão plant, based on the Concession Contract.

On December 17, 2014, Justice Mauro Campbell granted an interim order (published on December 19, 2014) that Cemig GT should remain in control of the plant, commercially operating the public service concession conceded to it, until the final judgment on application for mandamus governing the Jaguara plant, or until a re-examination of the remedy just refused.

When the judgment in the application for mandamus governing the Jaguara plant was concluded, with rejection of the application, the Reporting Justice revoked the interim remedy given in the Application for mandamus relating to the São Simão plant, the decision on which was published on June 30, 2015.

On July 3, 2015, Cemig GT filed a Special Appeal for retraction of the decision by the Reporting Justice, or, if the court should not be of that opinion, that the appeal referred to should be submitted to consideration by the First Section of the STJ, for an interim remedy ordering that the Company should continue to hold the concession for the São Simão Plant, on the initial bases of the Concession Contract.

On July 10, 2015, the Energy Planning and Development Department (Secretaria de Planejamento e Desenvolvimento Energético) sent an official letter to Cemig GT requiring it to state whether the Company would be interested in remaining in possession of the São Simão Plant, on the new bases of Law 12783/13, until its assumption by the winner of a new tender to be held, in view of the repeal of the interim remedy.

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

The MME, by Ministerial Order 432/2015, published on September 15, 2015, designated Cemig GT as the party responsible for provision of electricity generation service through the São Simão plant, under the quota regime (being responsible for the operation and maintenance of the plant without, however, having the right to its output of electricity, which will be allocated to the Guaranteed Power Offtake Auctions) until the taking over of the concession by the winner of the auction.

Further, in the judiciary, Cemig GT filed a further application for mandamus, to Justice Mauro Campbell Marques, requesting an annulment of the act of coercion, and assertion of the interim remedy that authorized the applicant to remain in possession and operation of the concession of the São Simão plant, on the initial bases of the contract, until final judgment was given on the application for mandamus governing the São Simão plant or, subsidiarily, until the merit of the Special Appeal would be considered.

On September 8, 2015, the decision of the Reporting Justice (Justice Herman Benjamin) was published, refusing the application for interim remedy applied for by the Company.

Also on September 8, 2015, a Special Appeal was filed against the decision of Justice Herman Benjamin that refused the application for interim remedy that had been made. During the Session of the Special Court of the STJ, on November 4, 2015, the Special Appeal was unanimously refused, in the terms of the judgment of the Reporting Justice.

On November 25, 2015, the Special Appeal filed by Cemig GT against the decision that overturned the interim remedy, in application for mandamus N° 21.465/DF, was, unanimously, refused by the first Section of the STJ, the said Appeal Court Judgment being published on December 1, 2015, the judgment on the merits of this application for mandamus remaining to be heard.

On March 6, 2017 the STJ granted an interim remedy maintaining Cemig GT in possession of the concession to operate the São Simão plant on the initial terms of its Concession Contract 007/1997, until conclusion of the judgment of the Company’s application for mandamus.

On March 28, 2017 the interim remedy was revoked in the case in which Cemig GT seeks, in the STJ, annulment of the decision of the Mining and Energy Ministry (MME) which refused, on its merits, the application by Cemig GT for extension of the period of concession of the São Simão hydro Plant, in the terms of its Concession Contract.

Considering the present status of the legal dispute, the Company:

◾	recognized, up to the date of September 15, 2015, the operational revenues from sales of power supply and costs of this plant, in accordance with current accounting practices, in view of the fact that it remained in control of the asset up to that date;

◾	considering the requirements of Ministerial Order 432/2015, as from September 16, 2015, ceased to recognize the expenses of depreciation on the São Simão plant, and began to recognize revenues relating to the provision of services of operation and maintenance of the plant, in accordance with the regime of quotas;

◾	transferred, on September 16, 2015, the amount of R$ 220 from its PP&E to the account line ‘Other long term assets’, considering that it is still under decision in the Courts. Based on the terms of the concession agreement, this asset is considered as having a recovery value higher than the value at which it is recorded.

Concession of the Miranda Hydroelectric Plant

On June 10, 2016, Cemig Geração e Transmissão filed application to the regulator, Aneel, to extend the period of the concession for the Miranda Hydroelectric Plant for 20 years. On July 12, 2016, Aneel, complying with the judgment vote of the Reporting Council Member in the case, José Jurhosa Junior, decided to submit the case “to the Mining and Energy Ministry with the recommendation not to give cognizance to the request by Cemig Geração e Transmissão S.A. – Cemig GT for extension of the period of concession of the Miranda Hydroelectric Plant, since that request was made outside the period stipulated by Law 12783/2013”.

Cemig GT filed a request with the Concession-granting power requesting extension of the concession for the Miranda Hydroelectric Plant under Concession Contract 007/1997 – this plant had a period of the concession expiring on December 23, 2016.

Considering that this request was not accepted by the Mining and Energy Ministry, Cemig GT applied to the Higher Appeal Court (STJ) for an interim remedy. This was granted on December 22, 2016, ordering that control of the Miranda hydroelectric plant should remain with the Company, on the initial bases of Concession Contract 007/1997, until completion of the judgment in the application for Mandamus made by the Company.

On December 31, 2016 the asset, with book value of R$ 756, is posted in PP&E, and in 2016 the Company recognized the revenue from sales of power supply, and operational costs, of this plant, since it remained in control of the asset during that period.

On March 29, 2017, the interim remedy (injunction) given in application for mandamus number 23.042/DF, before the Higher Appeal Court (STJ), brought by the Company to annul the decision by the Mining and Energy Ministry (MME) which refused, on merits Cemig GT’s request for ratification of the extension of its concession for the Miranda Hydroelectric Plant, under its Concession Contract, number 007/97, was revoked.

Administrative proceedings – Material Announcement of February 21, 2017

Subsidiarily to its request for extension for 20 years of the concessions of the Jaguara, São Simão and Miranda Hydroelectric Plants, the Company requested opening of an Administrative Proceeding under Paragraph 1-C of Article 8 of Law 12783/2013, in benefit of Cemig GT.

Paragraph 1-C was added to Article 8 of Law 12783, of 2013, by Law 13360, of November 17, 2016, and enables the federal government to grant a concession contract for electricity generation for a period of 30 (thirty) years when there is transfer of control of a legal entity that is already providing this service (in this case, one of the subsidiaries of Cemig GT), and is under direct or indirect control of an individual State, or the Federal District, or the municipality, provided that:

I – the tender, which may be by auction or by competitive bidding, is held by the controlling shareholder on or before February 28, 2018; and

II – the transfer of control takes place by June 30, 2018.

The subsidiary request was made on the grounds of the spirit of conciliation and cooperation that should govern the relationship between a concession holder and the concession-granting power, and the constant quest, at all times, for alternatives that present the best solution for consumers, for the country and for the shareholders of the Company – who in this case include the people of the state of Minas Gerais.

Thus, in the event that the Ministry decides to maintain its position, and if all the court judgments that have determined that Law 12783/2013 should prevail to the detriment of the provisions of the Second Subclause of Clause 4 of Contract CEMIG 007 of 1997 are maintained, Cemig GT has requested, for the benefit of one of its subsidiaries, application of the rule that is now contained in §1-C of Article 8 of Law 12783 of 2013.

We would point out that the presentation of the Subsidiary Request does not result in any waiver by Cemig GT of its right – which is the subject of the legal actions that it currently has in progress against the federal government – that is to say its right to guaranteed extension of the concessions as specified in Clause 4 of Concession Contract 007/1997.

On the same date the Company filed with the MME a response to the formal question as to its interest in remaining as provider of electricity generation service after the ending of the concession period of the Volta Grande Hydroelectric Plant, which took place on February 23, 2017. In this response, and adding a request of its own, the Company stated its interest in remaining responsible for the provision of electricity generation service by this hydroelectric plant, and also requested opening of an administrative proceeding for the purposes of §1-C of Article 8 of Law 12783/2013, also to the benefit of one of the service providing subsidiaries of Cemig GT.

Management continues to be confident of its right in relation to the Jaguara, São Simão and Miranda plants, supported by a contractual clause, by the legislation in force, and by opinions issued by renowned jurists. The Company’s internal and external legal advisers have categorized the chance of success in the court dispute as ‘possible’.

Transmission concessions

Under its transmission concession contracts, the Company is authorized to charge the Tariff for Use of the Transmission System (Tarifa de Uso do Sistema de Transmissão, or TUST). Tariffs are adjusted annually on the same date as the adjustments of the Permitted Annual Revenue (Receitas Anuais Permitidas, or RAP) of the holders of transmission concessions. This tariff period starts on July 1 of the year of publication of the tariffs and runs until June 30 of the subsequent year.

The service of transport of large quantities of electricity for long distances, in Brazil, is provided by a network of transmission lines and substations operating at a voltage of 230kV or higher, referred to technically as the Basic Grid (Rede Básica), or National Grid.

Any agent of the electricity sector that produces or consumes electricity has the right to use the National Grid, as does the consumer, provided certain technical and legal requirements are met. This is referred to as Open Access, and in Brazil is guaranteed by law and by the regulator, Aneel.

The payment for use of transmission service also applies to generation provided by Itaipu Binacional. However, due to the legal characteristics of that plant, the corresponding charges are assumed by a number of holders of distribution concessions that hold quotas of its output.

For the newer transmission concessions – granted after the year 2000 – the portion of the assets that will not be used up during the concession is recorded as a financial asset, because there is an unconditional right to receive cash or other financial assets directly from the grantor at the end of the concession agreement period.

For the older transmission concessions, granted before the year 2000, renewals have been applied for as from January 1, 2013 in accordance with Law 12783, under which the assets are the property of the Concession-granting Power, and the Company is remunerated, as from 2013, for the operation and maintenance of these assets.

Distribution of electricity concessions

Cemig D has the concession from Aneel for commercial exploration of the activity of distribution of electricity in the greater part of the State of Minas Gerais, expiring in December 2045.

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

The Company does not have obligations to make payment in compensation for commercial operation of the distribution concessions, but is required to comply with requirements related to quality, and investments made, in accordance with the concession contract.

The concession contracts, and the Brazilian legislation, establish a mechanism of maximum prices that allows for three types of adjustment to tariffs: (i) an annual tariff adjustment; (ii) periodic review of tariffs; and (iii) extraordinary reviews.

Each year the Company has the right to request the annual adjustment, the purpose of which is to compensate for the effects of inflation on the tariffs, and to allow for certain changes in costs that are outside the Company’s control to be passed through to clients – for example the cost of electricity purchased for resale, and sector charges, including charges for the use of the transmission and distribution facilities.

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

Under the distribution concession contracts, the Company is authorized to charge consumers a tariff consisting of two components: (i) One part relating to electricity purchased for resale, charges for use of the transmission grid and charges for use of the distribution system that are not under its control (‘Portion A costs’); and (ii) a portion relating to operating costs (‘Portion B costs’).

Renewal of concessions

On December 21, 2015 the Company signed, with the Mining and Energy Ministry, the Fifth Amendment to its concession contracts, extending its electricity distribution concessions for a further 30 years, as from January 1, 2016.

The principal characteristics and terms of the Amendment are as follows:

◾	The annual tariff adjustment will take place on May 28 of each year, the first to be in 2016. For this first adjustment the rules specified in the previous concession contract will be applied. For the subsequent tariff adjustments the rules in Clause 6 of the Amendment will be applied.

◾	Limitation of distribution of dividends and/or payment of Interest on Equity to the minimum established by law, if there is non-compliance with the annual indicators for outages for two consecutive years, or for three in any five years, until the regulatory parameters are restored.

◾	Requirement for injections of capital from the controlling shareholder in an amount sufficient to meet the minimum conditions for economic and financial sustainability.

◾	Subject to the right to full defense and right of reply, for the concession to be maintained, compliance is required with efficiency criteria for continuity of supply and for economic and financial management, as follows: (i) for five years from January 1, 2016, any non-compliance for two consecutive years, or non-compliance with any of the conditions at the end of five years, will result in extinction of the concession; (ii) as from January 1, 2021, any non-compliance for three consecutive years with the criteria of efficiency in continuity of supply, or for two consecutive years with the criteria of efficiency in economic and financial management, will result in proceedings to establish expiration of the concession.

Distribution of gas concessions

The concessions for distribution of natural gas are given by Brazilian states, and in the state of Minas Gerais the tariffs for natural gas are set by the regulatory body, the State’s Economic Development Secretariat, by market segment. The tariffs comprise a portion for the cost of gas and a portion for the distribution of gas. Every quarter the tariffs are adjusted to pass through the cost of gas, and once a year they are adjusted to update the portion allocated to cover the costs relating to the provision of the distribution service – remuneration of invested capital and to cover all the operating, commercial and administrative expenses of the concession holder.

In addition to these adjustments, in April 2015 the Economic Development Secretariat sent Gasmig Official Letter SEDE/GAB/Nº303/2014 stating the timetable set for the first Tariff Review cycle. The decision process is still in progress; the latest estimated date for its completion is the beginning of the second half of 2017. These reviews occur every five years, to evaluate the changes in the costs of the Company, and to adapt the tariffs. The Concession Contract also specifies the possibility of an extraordinary review of tariffs if any event occurs that puts the economic-financial balance of the Concession at risk.

On December 26, 2014 the Second Amendment to the Concession Contract was signed by Gasmig and the Minas Gerais State Government, extending by 30 years the period of concession in which Gasmig may commercially operate the services of industrial, commercial, institutional and residential piped gas in the state of Minas Gerais. The expiration date of the contract is thus now extended from January 10, 2023 to January 10, 2053.

Concessions payable

In obtaining the concessions for construction of certain generation projects, the Company undertook to make payments to Aneel, over the period of the contract, as compensation for the commercial operation. The information on the concessions and the amounts to be paid is as follows:

Enterprise	Percentage interest	Nominal value in 2016	Present value in 2016	Amortization period	Updating indexor
Irapé	100.00	35	14	03/2006 to 02/2035	IGP-M
Queimado (Consortium)	82.50	9	4	01/2004 to 12/2032	IGP-M
Salto Morais Small Hydro Plant	100.00	—	—	06/2013 – 07/2020	IPCA
Rio de Pedras Small Hydro Plant	100.00	1	1	06/2013 – 09/2024	IPCA
Various Small Hydro Plants (*)	100.00	4	3	06/2013 – 08/2025	IPCA

(*)	Luiz Dias, Poço Fundo, São Bernardo and Xicão.

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

The portions paid to the Concession-granting power in 2016, the present value and the nominal value of the portions to be paid in the forthcoming period of 12 months, are as follows:

Enterprise	Percentage interest	Amounts paid in 2016	Present value of amounts to be paid in 12 months	Nominal value of amounts to be paid in 12 months
Irapé	100.00	2	2	2
Queimado (Consortium)	82.50	1	—	1

(*)	Luiz Dias, Poço Fundo, São Bernardo and Xicão.

The rates used for discounting of liabilities to present value, of 12.50% for the small hydro plants and 5.10% for the conventional hydroelectric plants, are the average rates for raising of funds in normal conditions on the date of registration of each concession.

5.	OPERATING SEGMENTS

The operating segments of Cemig reflect the structure of the regulatory framework for the Brazilian electricity sector, with different legislation for the sectors of generation, transmission and distribution of electricity. The Company also operates in gas, telecommunications, and other businesses, which have a smaller impact on the results from its operations.

These segments are reflected in the Company’s management, organizational structure, and monitoring of results. In accordance with the regulatory framework of the Brazilian electricity sector, there is no segmentation by geographical area.

These tables show the operating revenues, costs and expenses for 2016, 2015 and 2014 in consolidated form:

OPERATING SEGMENTS, 2016
	ELECTRICITY			TELECOMS	GAS	OTHER (*)	ELIMINATIONS	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION
ASSETS OF THE SEGMENT	14.414	4.267	18.166	338	2.737	2.389	(276)	42.035
ADDITIONS TO THE SEGMENT	916	—	1.602	163	56	—	—	2.737
ADDITIONS TO FINANCIAL ASSETS	2.217	54	—	—	—	—	—	2.271
INVESTMENTS IN SUBSIDIARIES AND JOINTLY-CONTROLLED ENTITIES	5.292	1.670	1.754	18	—	19	—	8.753
NET REVENUE	5.875	1.113	10.597	125	1.181	116	(234)	18.773
COST OF ELECTRICITY AND GAS	—	—	—	—	—	—	—	—
Electricity bought for resale	(3.071)	—	(5.260)	—	—	—	59	(8.272)
Charges for use of the national grid	(321)	—	(760)	—	—	—	134	(947)
Gas bought for resale	—	—	—	—	(877)	—	—	(877)

Operational costs, total	(3.392)	—	(6.020)	—	(877)	—	193	(10.096)
OPERATIONAL COSTS AND EXPENSES	—	—	—	—	—	—	—	—
Personnel	(271)	(111)	(1.147)	(23)	(47)	(45)	—	(1.644)
Employees’ and managers’ profit shares	(1)	—	(10)	(1)	—	4	—	(8)
Post-retirement obligations	(54)	(23)	(231)	—	—	(37)	—	(345)
Materials	(11)	(3)	(42)	—	(2)	—	—	(58)
Outsourced services	(129)	(30)	(674)	(23)	(16)	(32)	37	(867)
Depreciation and amortization	(202)	—	(525)	(38)	(54)	(16)	—	(835)
Operational provisions (reversals)	(88)	(10)	(544)	(4)	—	(67)	—	(713)
Construction costs	—	(54)	(1.102)	—	(37)	—	—	(1.193)
Other operational expenses, net	(57)	(13)	(395)	11	(8)	313	4	(145)

Total cost of operation	(813)	(244)	(4.670)	(78)	(164)	120	41	(5.808)
OPERATIONAL COSTS AND EXPENSES	(4.205)	(244)	(10.690)	(78)	(1.041)	120	234	(15.904)
OPERATIONAL PROFIT BEFORE EQUITY GAINS (LOSSES) AND FINANCIAL REVENUE (EXPENSES)	1.670	869	(93)	47	140	236	—	2.869
Equity in earnings of unconsolidated investees, net	(448)	362	(180)	(31)	—	(5)	—	(302)
Adjustment for loss of value in Investments	(763)	—	—	—	—	—	—	(763)
Financial revenues	190	7	743	4	15	82	—	1.041
Financial expenses	(1.320)	(4)	(1.078)	(9)	(49)	(18)	—	(2.478)

PRE-TAX PROFIT	(671)	1.234	(608)	11	106	295	—	367
Income tax and the Social Contribution tax	(24)	5	103	(6)	(8)	(103)	—	(33)

NET PROFIT ( LOSS)	(695)	1.239	(505)	5	98	192	—	334
OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss
Post retirement liabilities – restatement of obligations of the defined benefit plans, net of taxes	(92)	—	(380)	—	—	(43)	—	(515)
Equity gain (loss) on Other comprehensive income in jointly-controlled entities	—	—	—	—	—	4	—	4
Items that may be reclassified to profit or loss
Conversion adjustment of equity gain (loss) in other comprehensive income in subsidiary and jointly-controlled entity	—	—	—	—	—	(3)	—	(3)
Recycling of conversion adjustments to the Income statement arising from sale of Transchile	—	(39)	—	—	—	—	—	(39)

COMPREHENSIVE INCOME FOR THE YEAR	(92)	(39)	(380)	—	—	(42)	—	(553)
Total of comprehensive income for the year attributed to:

Controlling shareholders	(787)	(1,200)	(885)	5	98	150	—	(219)
Non-controlling shareholder	—	—	—	—	—	—	—	—

OPERATING SEGMENTS, 2015 (RESTATED)
ITEM	GENERATION	TRANSMISSION	DISTRIBUTION	TELECOM	GAS	OTHER (*)	ELIMINATIONS	TOTAL
SEGMENT ASSETS	13,382	4,880	17,738	317	2,530	2,986	(976)	40,857
ADDITIONS TO THE SEGMENT	577	—	1,044	42	62	1	—	1,726
ADDITIONS TO FINANCIAL ASSETS		146						146
INVESTMENTS IN ASSOCIATES AND JOINTLY-CONTROLLED ENTITIES	5,751	2,423	1,547	—	—	24	—	9,745
NET REVENUE	7,047	519	12,962	123	1,395	90	(268)	21,868
OPERATING COSTS
Electricity purchased for resale	(2,669)	—	(6,993)	—	—	—	120	(9,542)
Charges for the use of the national grid	(297)	—	(814)	—	—		112	(999)
Gas purchased for resale	—	—	—	—	(1,051)	—	—	(1,051)

	(2,966)	—	(7,807)	—	(1,051)		232	(11,592)
OTHER COSTS
Personnel	(224)	(113)	(1,000)	(15)	(43)	(40)	—	(1,435)
Employees’ and managers’ profit shares	(24)	(12)	(95)	(2)	—	(4)	—	(137)
Post-retirement liabilities	(21)	(10)	(121)	—	—	(4)	—	(156)
Materials	(95)	(5)	(52)	—	(2)	—	—	(154)
Outsourced services	(143)	(37)	(697)	(25)	(15)	(13)	31	(899)
Depreciation and amortization	(273)	—	(444)	(49)	(54)	(15)	—	(835)
Operating provisions (reversals)	(109)	2	(209)	(1)	—	(1,084)	—	(1,401)
Construction costs	—	(146)	(1,044)	—	(62)	—	—	(1,252)
Other operating expenses. net	(62)	(16)	(283)	(20)	(9)	(42)	5	(426)

Total cost of operation	(951)	(337)	(3,945)	(112)	(185)	(1,202)	36	(6,695)
TOTAL COSTS AND EXPENSES	(3,917)	(337)	(11,752)	(112)	(1,236)	(1,202)	268	(18,287)
Operating profit before Equity gains (losses) and Financial revenue (expenses)	3,130	182	1,210	11	159	(1,112)		3,581
Equity in earnings of unconsolidated investees, net	17	410	(6)	(28)	—	—	—	393
Fair value results in Corporate Operation	729	—	—	—	—	—	—	729
Financial revenues	199	22	543	4	23	73		863
Financial expenses	(984)	(7)	(1,130)	(6)	(42)	(35)	—	(2,204)

Income before income tax and social contribution taxes	3,091	607	617	(19)	140	(1,074)	—	3,362
Income and social contribution taxes	(836)	(71)	(256)	(16)	(23)	309	—	(893)

NET INCOME FOR THE YEAR	2,255	536	361	(35)	117	(765)	—	2,469

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss
Post retirement liabilities – restatement of obligations of the defined benefit plans, net of taxes	(84)	—	(170)	—	—	(106)	—	(360)
Equity gain (loss) on Other comprehensive income in jointly-controlled entities	—	—	—	—	—	(1)	—	(1)
Items that may be reclassified to profit or loss
Equity gain (loss) on Other comprehensive income in jointly-controlled entitie	14	—	—	—	—	40	—	54

COMPREHENSIVE INCOME FOR THE YEAR	2,171	536	194	(35)	117	(821)	—	2,162

Total of comprehensive income for the year attributed to:
Controlling shareholders	2,171	536	194	(35)	117	(821)	—	2,162
Non-controlling shareholder	—	—	—	—	—	—	—	—

(*)	The expense of R$ 1,084 recorded as operating provisions in the Others column refers substantially to expenses on the option to purchase investments held by the parent company and described in Note 15.

OPERATING SEGMENTS. 2014 (RESTATED)
ITEM	GENERATION	TRANSMISSION	DISTRIBUTION	TELECOM	GAS	OTHER	ELIMINATIONS	TOTAL
SEGMENT ASSETS	11,528	3,882	15,064	327	2,549	2,007	(357)	35,000
ADDITIONS TO THE SEGMENT	2,995		792	29	501	19-		4,336
ADDITIONS TO FINANCIAL ASSETS		80						80
INVESTMENTS IN ASSOCIATES AND JOINTLY-CONTROLLED ENTITIES	4,036	2,315	1,199	—	—	490	—	8,040
	—	—	—	—	—	—	—	—
NET REVENUE	7,339	708	11,296	119	340	90	(297)	19,595
OPERATING COSTS	—	—	—	—	—	—	—	—
Electricity purchased for resale	(1,833)	—	(5,747)	—	—	—	152	(7,428)
Charges for the use of the national grid	(282)	—	(573)	—	—	—	111	(744)
Gas purchased for resale	—	—	—	—	(254)	—	—	(254)

	(2,115)	—	(6,320)	—	(254)	—	263	(8,426)

OTHER COSTS
Personnel	(201)	(105)	(886)	(13)	(11)	(36)	—	(1,252)
Employees’ and managers’ profit shares	(39)	(16)	(184)	(1)	—	(9)	—	(249)
Post-retirement liabilities	(34)	(14)	(153)	—	—	(11)	—	(212)
Materials	(295)	(5)	(80)	—	(1)	—	—	(381)
Outsourced services	(159)	(39)	(737)	(23)	(2)	(23)	30	(953)
Depreciation and amortization	(324)	—	(428)	(34)	(4)	(11)	—	(801)
Royalties for use of water resources	(127)	—	—	—	—	—	—	(127)
Operating provisions (reversals)	(62)	(26)	(300)	—	—	(193)	—	(581)
Construction costs	—	(81)	(861)	—	—	—	—	(942)
Other operating expenses, net	(130)	(34)	(297)	(27)	(11)	(29)	4	(524)

Total cost of operation	(1,371)	(320)	(3,926)	(98)	(29)	(312)	34	(6,022)

TOTAL COSTS AND EXPENSES	(3,486)	(320)	(10,246)	(98)	(283)	(312)	297	(14,448)
Operating profit before Equity gains (losses) and Financial revenue (expenses)	3,853	388	1,050	21	57	(222)	—	5,147

Equity in earnings of unconsolidated investees, net	(386)	386	150	(28)	47	41	—	210
Gain on acquisition of control of investee	—	—	—	—	—	281	—	281
Financial revenues	119	46	300	5	21	44	—	535
Financial expenses	(396)	(291)	(751)	(3)	(6)	(247)	—	(1,694)

Income before income tax and social contribution taxes	3,190	529	749	(5)	119	(103)	—	4,479
Income and social contribution taxes	(1,116)	(44)	(169)	(7)	(12)	6	—	(1,342)

NET INCOME FOR THE YEAR	2,074	485	580	(12)	107	(97)	—	3,137

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss
Post retirement liabilities – restatement of obligations of the defined benefit plans, net of taxes	—	—	(36)	—	—	(8)	—	(44)
Equity gain (loss) on other comprehensive income in jointly-controlled entities	—	—	—	—	—	(7)	—	(7)
Items that may be reclassified to profit or loss
Equity gain (loss) on other comprehensive income in jointly-controlled entities	—	—	—	—	—	10	—	10

COMPREHENSIVE INCOME FOR THE YEAR	2,074	485	544	(12)	107	(102)	—	3,096

Total of comprehensive income for the year attributed to:
Controlling shareholders	2,074	485	544	(12)	107	(102)	—	3,096
Non-controlling shareholder	—	—	—	—	—	—	—	—

6.	CASH AND CASH EQUIVALENTS

	2016	2015
Bank accounts	101	52
Cash investments
Bank certificates of deposit	524	723
Repos (‘Overnight’ market)	370	128
Other	—	22

	894	873

	995	925

Bank certificates of deposit (Certificados de Depósito Bancário, or CDBs), with fixed or floating rates, are remunerated at a percentage varying from 75% to 106% in 2016 (75% to 111% in 2015) of the CDI rate (Interbank Rate for Certificates of Deposit –Certificados de Depósito Interbancário, or CDIs), published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip).

Overnight repo transactions are short-term cash investments, with availability for redemption on the day following the date of investment. They are usually backed by treasury bills, notes or bonds and referenced to a fixed rate of approximately 13.64% p.a. in 2016 (14.3% p.a. in 2015).

The Company’s exposure to interest rate risk and a sensitivity analysis of financial assets and liabilities are given in Note 29 to the consolidated financial statements.

7.	SECURITIES

	2016	2015
Cash investments
Current
Bank certificates of deposit	46	1,717
Financial Notes – Banks	728	461
Treasury Financial Notes (LFTs)	193	88
Debentures	45	160
Other	2	1

	1,014	2,427

Non-current
Bank certificates of deposit	—	43
Financial Notes – Banks	14	41
Other	17	—

	31	84

	1,045	2,511

Fixed-rate or floating-rate Bank certificates of deposit (Certificados de Depósito Bancário, or CDBs) are remunerated at a percentage of the rate for interbank deposits (Certificado de Depósito Interbancário, or CDI rate), which is published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip). This percentage ranges from 100.5% to 105.25% in 2016 (75% to 105% in 2015) depending on the transaction.

Bank Financial Bills (Letras Financeiras, or LFs) are fixed-rate fixed-income securities, issued by banks and remunerated at a percentage of the CDI rate published by Cetip. The remuneration rate on the LFs in Cemig’s portfolio varies between 104.25% to 112.7% of the CDI rate in 2016 (105% to 116.7% of the CDI rate in 2015).

Treasury Financial Notes (LFTs) are fixed rate securities, the yield on which follows the daily variation of the Selic rate between the date of purchase and the date of purchase of the security.

Debentures are medium and long term debt securities, which give their holders a right of credit against the issuing company. The debentures have remuneration rates varying between 104.25% to 113% of the CDI rate in 2016 (105.4% to 113% of the CDI rate in 2015).

Note 29 gives a classification of these securities. Cash investments in securities of related parties are shown in Note 28.

8.	CONSUMERS, TRADERS AND POWER TRANSPORT CONCESSION HOLDERS

	Balances not yet due	Up to 90 days past due	More than 90 days past due	2016	2015
Invoiced supply	1,067	710	791	2,568	2,413
Supply not yet invoiced	920	—	—	920	1,125
Wholesale supply to other concession holders	390	20	13	423	99
CCEE (Electricity Trading Chamber)	—	—	1	1	516
Concession holders – Transport of electricity	233	11	75	319	370
(–) Allowance for doubtful accounts	—	—	(660)	(660)	(625)

	2,610	741	220	3,571	3,898

Current assets				3,425	3,765
Non-current assets				146	133

The Company’s exposure to credit risk related to Consumers and traders is given in Note 29.

The provision for the allowance for doubtful receivables is considered to be sufficient to cover any losses in the realization of these assets, and breaks down by type of consumer as follows:

	2016	2015
Residential	245	211
Industrial	133	136
Commercial, services and others	152	117
Rural	24	19
Public authorities	10	12
Public illumination	5	5
Public service	15	10
Charges for use of the network—TUSD	68	112
Other	8	3

	660	625

Changes in the provision for doubtful receivables in 2016, 2015 and 2014 were as follows:

Balance on December 31, 2013	585

New provisions	127
Reversals	(62)

Balance on December 31, 2014	650

New provisions	175
Reversals	(200)

Balance on December 31, 2015	625

New provisions (reversals)	382
Written off	(347)

Balance at December 31, 2016	660

Advance sales of power supply

Cemig GT made a transaction with a large client for an advance on sales of power supply, receiving the amount of R$ 181 in advance, in relation to the quantity of supply contracted for the period January 1, 2017 to December 31, 2017.

9.	RECOVERABLE TAXES

	2016	2015
Current
ICMS tax recoverable	155	113
PIS and Pasep taxes	12	9
Cofins tax	58	44
Other	11	9

	236	175

Non-current
ICMS tax recoverable	171	183
PIS and Pasep taxes	1	13
Cofins tax	5	60
Other	1	2

	178	258

	414	433

The credits of the PIS, Pasep, Cofins and ICMS taxes, recorded in Non-current assets, arise from acquisitions of property, plant and equipment and can be offset over 48 months. The transfer to Non-current was made in accordance with estimates by management of the amounts which will likely be realized up to December 2017.

10.	INCOME AND SOCIAL CONTRIBUTION TAXES

a)	Income and social contribution taxes recoverable

The balances of income and social contribution taxes refer to tax credits in corporate income tax returns of previous years and to advance payments in 2016, which will be offset against federal taxes payable for the year 2017. These are posted in Taxes and contributions.

	2016	2015
Current
Income tax	436	226
Social Contribution tax	154	80

	590	306

Non-current
Income tax	98	192
Social Contribution tax	14	14

	112	206

	702	512

b)	Deferred income and social contribution taxes

Cemig and its subsidiaries have tax credits for income tax, constituted at the rate of 25%, and the social contribution tax, constituted at the rate of 9%, as follows:

	2016	2015
Deferred tax assets
Tax loss carryforwards	290	236
Provisions	1,027	713
Post-retirement liabilities	1,175	831
Allowance for doubtful receivables	229	210
Taxes payable – suspended liability (1)	202	200
Paid concession	8	9
Other	22	54

Total	2,953	2,253

Deferred tax liabilities
Funding cost	(45)	(20)
Deemed cost	(268)	(280)
Adjustment to present value	—	—
IRT	—	—
Cost of acquisition of equity interests	(481)	(499)
Borrowing costs, capitalized	(149)	(108)
Taxes on revenues from unredeemed cash investments – Presumed Profit accounting method	(2)	(2)
Updating of indemnity value assets	(517)	(262)
Adjustment of expectation of cash flow from the indemnifiable Financial asset of distribution concession	(271)	(273)
Other	(5)	—

Total	(1,738)	(1,444)

Total, net	1,215	809

Total assets	1,797	1,498
Total liabilities	(582)	(689)

(1)	Refers to court escrow deposit of PIS, Pasep and Cofins taxes charged on amounts of ICMS tax.

The changes in Deferred income and social contribution taxes were as follows:

Balance on December 31, 2013	965

Effects allocated to Statement of income	(83)
Deferred taxes recognized in business combination	(269)
Effects allocated to Statement of comprehensive income	22

Balance on December 31, 2014	635

Effects allocated to Statement of income	(12)
Effects allocated to Statement of comprehensive income	191
Realized	(5)

Balance on December 31, 2015	809

Effects allocated to Statement of income	141
Effects allocated to Statement of comprehensive income	265

Balance at December 31, 2016	1,215

The Board of Directors, in a meeting held on April 11, 2017 approved a technical study prepared by the Financial Department, on the forecast for the Company’s future profitability. This study was also submitted to examination by the Audit Board on April 11, 2017.

Under the current Brazilian tax legislation deductible temporary differences and accumulated tax losses do not expire by limitation of time. Deferred tax assets have been recognized in relation to these items, because it is probable that the future taxable profits will be available for the Company to be able to use for the benefits of these items.

According to the individual estimates of the Company and its subsidiaries, the future taxable profits enable the Deferred tax asset existing on December 31, 2016 to be realized, as follows:

2017	394
2018	387
2019	437
2020	404
2021	598
2022-2024	490
2025-2026	243

2,953

c)	Reconciliation of the expense on income and social contribution taxes

This table reconciles the nominal expense on income tax (rate 25%) and the Social Contribution tax (rate 9%) with the actual expense, presented in the Statement of income:

	2016	2015	2014
Profit before income tax and Social Contribution tax	367	3,362	4,479
Income tax and Social Contribution tax – nominal expense	(125)	(1,143)	(1,523)
Tax effects applicable to:
Gain (loss) in subsidiaries by equity method (net of Interest on Equity)	(132)	105	25
Interest on Equity	129	68	78
Gain on formation of Aliança Geração	—	87	—
Deduction of amortized intangible concession assets – capital gain, Taesa	20	—	—
Non-deductible contributions and donations	(4)	(7)	(13)
Tax incentives	3	43	66
Tax credits not recognized	5	(1)	(1)
Difference between Presumed Profit and Real Profit	126	25	8
Non-deductible penalties	(16)	(10)	(5)
Excess on reactive power and demand levels	(12)	(11)	(12)
Write-down for part of allowance for doubtful debtors	(22)	(32)	—
Other	(5)	(17)	35

Income tax and Social Contribution – effective gain (expense)	(33)	(893)	(1,342)

Effective rate	8.99%	26.56%	29.96%
Current tax	(174)	(881)	(1,259)
Deferred tax	141	(12)	(83)

Tax incentives – Sudene

The federal tax authority (Receita Federal) recognized the right to a reduction of 75% in income tax, including the part paid at the additional rate, calculated based on the operating profit made in the region under the aegis of Sudene (the Development Authority for the Northeast), for 10 years from 2014. The incentive amounts recorded in the Income statement were: R$ 7 in 2016, R$ 21 in 2015 and R$ 25 in 2014. These items were all subsequently transferred to the Tax Incentive Reserve.

11.	RESTRICTED CASH

The total recorded as Restricted cash, R$ 367, refers mainly to the amount deposited with Banco Santander, in accordance with the shareholders’ agreement of RME and Luce, as guarantee for settlement of the put options. The contract for the account with the depositary bank is in effect until December 15, 2017.

12.	ESCROW DEPOSITS

These payments are mainly for legal actions relating to employment-law contingencies and tax obligations.

The most important escrow deposits for tax obligations refer to the Pasep and Cofins taxes – in actions seeking to exclude the ICMS tax itself from the calculation base of the Pasep and Cofins taxes.

	2016	2015
Employment law cases	381	367
Tax issues
Income tax on Interest on Equity	15	15
Pasep and Cofins tax (1)	746	751
ICMS credits on PP&E	37	36
Donations and legacy tax (ITCD)	46	34
Urban property tax (IPTU)	80	68
Finsocial tax	37	23
Other	202	185

	1,163	1,112

Other
Monetary updating on AFAC from Minas Gerais State Government (2)	239	239
Regulatory	60	57
Third party	13	10
Consumer relations	6	4
Court embargo	8	12
Other	17	12

	343	334

	1,887	1,813

(1)	The escrow deposits relating to Pasep and Cofins taxes refer to the case challenging the constitutionality of inclusion of the ICMS tax, which has been charged, within the amount on which the Pasep and Cofins taxes are calculated. They have a corresponding provision in Taxes. See more details in Note 19.
(2)	Administrative deposit in case seeking suspension of enforceability of the credit charged by the Minas Gerais State Government for a difference in the monetary updating on the Advance against Future Capital Increase (Adiantamento contra Futuro Aumento de Capital, or AFAC). See more details in Note 23.

13.	ENERGY DEVELOPMENT ACCOUNT (CDE)

Reimbursment of tariff subsidy payments

The subsidies applicable to tariffs charged to users of public electricity distribution service, which are reimbursed through payments of funds from the Energy Development Account (CDE).

In 2016, the amount appropriated as incoming subsidies was R$ 792 (R$ 801 in 2015 and R$ 579 in 2014). Of the amount provisioned, the Company has R$ 64 receivable (R$ 72 in 2015). This is recognized in current assets.

Payments from the Tariff Flag Funds Centralizing Account

The ‘Flag Account’ (Conta Centralizadora de Recursos de Bandeiras Tarifárias – CCRBT or ‘Conta Bandeira’) manages the funds collected from captive customers of utilities of the national grid holding electricity distribution concessions and permissions – these were paid, on behalf of the CDE, directly to the Flag Account. The resulting funds are passed through by the Wholesale Trading Chamber (CCEE) to distribution agents, based on the differences between (i) realized costs of thermal generation and exposure to short-term market prices, and (ii) the amounts covered by the tariff.

In 2016 the amounts Paid by the Flag Account totaled R$ 341 (R$ 1,124 in 2015). This was recognized as a partial realization of the CVA receivable previously constituted.

14.	FINANCIAL ASSETS AND LIABILITIES OF THE CONCESSION

Financial assets of the concession	2016	2015
Assets related to infrastructure (a)
Distribution concessions	215	137
Transmission concessions	482	401
Transmission Indemnity receivable	1,805	1,054
Generation Indemnity receivable	547	546
Generation—Assets remunerated by tariff	—	46
Concession Grant Fee – Plants contracted at Auction 12/2015	2,254	—

	5,303	2,184
CVA (Portion A Variation Compensation Account) and Other financial components in tariff adjustments (b)	398	1,350

Total	5,701	3,534

Current assets	730	874
Non-current assets	4,971	2,660

Financial liabilities of the concession	2016	2015
CVA (Portion A Variation Compensation Account) and Other financial components in tariff adjustments (b)	805	—
Current liabilities	482	—
Non-current liabilities	323	—

a)	Assets related to infrastructure

The distribution of energy, transmission of energy and gas contracts of the Company and its subsidiaries are within the criteria for application of Technical Interpretation IFRIC 12, which governs accounting of concessions. These contracts refer to the investment made in infrastructure, which will be the subject of indemnity by the Concession-granting power, during the period and at the end of the concessions, as specified in the regulations of the electricity sector and in the concession contract signed between Cemig and its subsidiaries and the related concession-granting powers.

Transmission Indemnity receivable

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

Aneel Normative Resolution 589, of December 10, 2013, laid down the criteria for calculation of the New Replacement Value (Valor Novo de Reposição, or VNR) of the transmission facilities, for the purposes of indemnity.

On August 16, 2016 Aneel, through its Dispatch 2181, homologated the amount of R$ 892, in currency of November 2012, for the portion of the reversible assets not yet amortized, for the purposes of indemnity to Cemig GT.

On April 22, 2016 the Mining and Energy Ministry (MME) published its Ministerial Order 120, setting the deadline and method of payment of the remaining amount of the indemnity.

The Ministerial Order determined that the amounts homologated by Aneel should become part of the Regulatory Remuneration Asset Base (Base de Remuneração Regulatória, or BRR) and that the cost of capital should be added to the related Permitted Annual Revenues (‘RAP’).

The portions of remuneration and depreciation not paid in the period from the extensions of the concessions up to the tariff-setting process of 2017 are to be updated by the IPCA index and remunerated at the real cost of own capital of the transmission segment of the industry as decided by Aneel in the methodologies for Periodic Tariff Reviews of Revenues for Existing Concession Holders, currently 10.44% per year, to be paid over eight years by reimbursement through the RAP.

The Ministerial Order still awaits certain decisions, and as a result Public Hearing 068/2016 was opened on October 14, 2016 to obtain input for improvement of the regulations for calculation of the cost of capital to be added to the RAP (Permitted Annual Revenue) of the transmission concession holders.

Considering that MME Ministerial Order 120 specifies that cost of capital is to comprise two portions – Remuneration; and Depreciation (QRR) – the Company, based on the best information available, made the necessary adjustments, arriving at the following values as indemnity:

Regulatory Remuneration Base (BRR) – Dispatch 2181/2016	1,177
Amount of the indemnity received so far	(285)

Net value of the assets for purposes of indemnity	892
Updating in accordance with MME Order 120/16 – IPCA index / Cost of own capital – Period Jan. 2013 to Dec. 2016	913

Total indemnity	1,805

Transmission – Assets remunerated by tariff

For the new assets consisting of improvements and strengthening of facilities implemented by the transmission concession holders, Aneel calculates an additional portion of Permitted Annual Revenue (RAP) in accordance with a methodology specified in the Tariff Regulation Procedures (Procedimentos de Regulação Tarifária, or Proret).

Under the Proret procedure, the revenue established in the Resolutions is payable to the transmission companies as from the date of start of commercial operation of the facilities. In the periods between reviews, the revenues associated with the improvements and strengthening of facilities are provisional. They are then definitively decided in the review immediately subsequent to the start of commercial operation of the facilities; this review then has effect backdated to the date of start of commercial operation.

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

Generation Indemnity receivable

In July 2015 termination dates for several of the plants operated by the Company was reached under Concession Contract 007/97. As from the termination of the concession, the Company held the indemnity rights of the assets not yet depreciated/amortized, as specified in the concession contract referred to. The accounting balances corresponding to these assets, including the Deemed Cost, were transferred from Fixed assets to Financial assets on the date of termination of the concession, and total R$ 547.

Generating plant	Concession expiration date	Installed capacity (MW)	Net balance of assets on Dec. 31, 2016 based on historic cost	Net balance of assets on Dec. 31, 2016 based on deemed cost
Três Marias Hydroelectric Plant	July 2015	396	71	414
Salto Grande Hydroelectric Plant	July 2015	102	10	39
Itutinga Hydroelectric Plant	July 2015	52	4	7
Camargos Hydroelectric Plant	July 2015	46	8	23
Piau Small Hydroelectric Plant	July 2015	18,01	2	9
Gafanhoto Small Hydroelectric Plant	July 2015	14	1	10
Peti Small Hydroelectric Plant	July 2015	9,4	1	8
Dona Rita Small Hydroelectric Plant	Sep. 2013	2,41	1	1
Tronqueiras Small Hydroelectric Plant	July 2015	8,5	2	12
Joasal Small Hydroelectric Plant	July 2015	8,4	1	8
Martins Small Hydroelectric Plant	July 2015	7,7	2	4
Cajuru Small Hydroelectric Plant	July 2015	7,2	4	4
Paciência Small Hydroelectric Plant	July 2015	4,08	1	4
Marmelos Small Hydroelectric Plant	July 2015	4	1	4

		679,70	109	547

As specified in Aneel Normative Resolution 615/2014, the Valuation Opinions proposing the amounts of the indemnity of the assets were delivered to Aneel by December 31, 2015. Based on the discussions and valuations currently in progress, management believes that the amount recorded is the best estimate of indemnity taking into account the information available up to the reporting date of the accounting statements at December 31, 2016.

From the termination of the concession contract until January 4, 2016, the plants were operated by the Company under the Quota regime, with remuneration by a tariff only to cover costs of operation and maintenance of the assets. On January 5, 2016 the plants began to be operated in accordance with the terms of the Auction won by Cemig GT on November 25, 2015 (‘Auction 12/2015’) as described in more detail below:

Concession Grant Fee – Auction 12/2015

Under Provisional Measure 579/2012, enacted as Law 12783/2013, the concessions of 14 plants of Cemig GT (Cajuru, Camargos, Gafanhoto, Itutinga, Joasal, Marmelos, Martins, Paciência, Peti, Piau, Salto Grande, Três Marias, Tronqueiras and Volta Grande), and those of the Jaguara, São Simão and Miranda plants were made subject to acceptance of predefined tariffs, and indemnity of the yet unamortized investments made for each plant. At the time, Cemig GT did not accept the terms for renewal.

In November 2015, Cemig GT took part in Auction 12/2015 and won the concessions of Lot D. This lot comprises 18 plants – for five of which the concession had been previously held by Furnas S.A.

The contract for these plants gives Cemig the concession for their commercial operation for the next 30 years, and requires that: in 2016 the whole of the output will be sold in the Regulated Market, under the Physical Guarantee Quota System (Sistema de Cotas de Garantia Física, or CGF); and in 2017, 70% of the output will be sold in the Regulated Market and 30% in the Free Market.

Cemig’s offer for acquisition of grant of the 30-year concession for the 18 hydroelectric plants was R$ 2,216. Of this fee, 65% was paid on January 4, 2016, and the remaining 35% (initially R$ 776) was paid on July 1, 2016 (updated by the Selic rate to a total payment of R$ 828). The contract was signed by Cemig GT on January 5, 2016.

In June 2016, title to Concession Contracts 08 to 16/2016, relating to the Auction won by Cemig GT on November 25, 2015, was transferred to the related specific-purpose companies (SPCs), wholly-owned subsidiaries of Cemig GT, as follows:

	Balances transferred on May 31, 2016	Monetary updating	Amounts received	Balance at Dec. 31, 2016
Cemig Geração Três Marias S.A.	1,260	192	(169)	1,283
Cemig Geração Salto Grande S.A.	396	60	(53)	403
Cemig Geração Itutinga S.A.	148	25	(23)	150
Cemig Geração Camargos S.A.	110	18	(16)	112
Cemig Geração Sul S.A.	145	26	(24)	147
Cemig Geração Leste S.A.	98	19	(18)	99
Cemig Geração Oeste S.A.	59	12	(11)	60

Total	2,216	352	(314)	2,254

The amount of the concession grant fee was recognized as a financial asset, due to the Company having the unconditional right to receive the amount paid, plus updating by the IPCA Index and remuneratory interest, during the period of the concession.

The changes in Financial assets of the concession related to infrastructure are as follows:

	Transmission	Generation	Distribution	Gas	Total
Balance on December 31. 2013	779	—	5,064	—	5,843

Additions	80	—	—	—	80
Written off	—	—	(19)	—	(19)
Updating of indemnifiable value of assets	420	—	—	—	420
Asset acquired in business combination	—	—	—	656	656
Transfers	(1)	—	844	(656)	187
Amounts received	(6)	—	—	—	(6)
Adjustment to expectation of cash flow from the indemnifiable Financial asset of the distribution concession	—	—	55	—	55

Balance on December 31. 2014	1,272	—	5,944	—	7,216

Additions	146	—	—	—	146
Written off	(6)	—	(31)	—	(37)
Transfer from Financial assets to Intangible assets on renewal of concessions	—	—	(7,162)	—	(7,162)
Transfers	(2)	—	808	—	806
Generation Indemnity receivable	—	546	—	—	546
Amounts received	(10)	—	—	—	(10)
Adjustment to expectation of cash flow from the indemnifiable Financial asset of the distribution concession	—	—	578	—	578
Updating of indemnifiable value of assets	101	—	—	—	101

Balance on December 31. 2015	1,501	546	137	—	2,184

Additions	54	1	—	—	55
Addition – Grant Fee – Plants	—	2,216	—	—	2,216
Written off	(3)	0	—	—	(3)
Amounts received	(16)	(315)	—	—	(331)
Transfer from Financial to Intangible assets	—	—	71	—	71
Updating of the Concession Grant Fee	—	352	—	—	352
Adjustment to expectation of cash flow from the indemnifiable Financial asset of the distribution concession	—	—	8	—	8
Monetary updating	751	—	—	—	751

Balance at December 31, 2016	2,287	2,800	216	—	5,303

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

The balances of these financial assets and liabilities are shown below. Please note that in the Interim Accounting Information the balances of each line are presented at net value in assets or liabilities in accordance with the tariff adjustments homologated or to be homologated:

Balances at December 31, 2016	Current		Non-current		Total assets	Total liabilities
	Assets	Liabilities	Assets	Liabilities
Items of ‘Portion A’
Quota for the Energy Development Account (CDE)	203	(145)	—	(100)	203	(245)
Tariff for use of transmission facilities of grid participants	7	—	3	—	10	—
Tariff for transport of electricity provided by Itaipu	8	—	2	—	10	—
Program to encourage alternative sources of electricity – Proinfa	15	—	2	—	17	—
System Service Charges (ESS) and Reserve Energy Charge (EER)	—	(167)	—	(77)	—	(244)
Electricity purchased for resale	1,676	(1,300)	370	(402)	2,046	(1,702)
Other financial components
Overcontracting of supply	—	(137)	—	(23)	—	(160)
Neutrality of Portion A	79	(46)	1	(33)	80	(79)
Other financial items	3	(266)	—	(66)	3	(332)
Tariff Flag balances (1)	—	(14)	—	—	—	(14)

TOTAL	1,991	(2,075)	378	(701)	2,369	(2,776)

(1)	Billing arising from the Tariff Flag System not yet homologated by Aneel.

Balances at December 31, 2015	Current		Non-current		Total assets	Total liabilities
	Assets	Liabilities	Assets	Liabilities
Items of ‘Portion A’
Quota for the Energy Development Account (CDE)	249	—	88	—	337	—
Tariff for use of transmission facilities of grid participants	42	—	3	—	45	—
Tariff for transport of electricity from Itaipu	8	—	3	—	11	—
Program to encourage alternative sources of electricity – Proinfa	5	(1)	2	—	7	(1)
System Service Charges (ESS) and Reserve Energy Charge (EER)	—	(255)	—	(53)	—	(308)
Electricity purchased for resale	2,021	(739)	572	(204)	2,593	(943)
Other financial components
Overcontracting of supply	—	(408)	—	(122)	—	(530)
Neutrality of Portion A	88	(2)	31	—	119	(2)
Other financial items	11	(1)	170	—	181	(1)
‘Tariff Flag’ amounts (1)	—	(158)	—	—	—	(158)

TOTAL	2,424	(1,564)	869	(379)	3,293	(1,943)

(1)	Billing arising from the Tariff Flag System not yet homologated by Aneel.

Balance	Amounts homologated by Aneel in the last tariff adjustment	Amounts to be homologated by Aneel in the next tariff adjustment	2016	2015
Assets	1,444	925	2,369	3,293
Liabilities	(1,046)	(1,730)	(2,776)	(1,943)

	398	(805)	(407)	1,350

This table shows changes in balances of financial assets and liabilities in 2016, 2015 and 2014:

Balance on December 31, 2013	—
New financial assets constituted	1,107

Balance on December 31, 2014	1,107

(+) New financial assets constituted	2,285
(–) Amortization	(581)
(–) Receipt of funds from the ACR Account and from the Centralizing Account for Funds from the Tariff Flag System—CCRBT (1)	(1,529)
(+) Updating – Selic rate	68

Balance on December 31, 2015	1,350

(–) Net constitution of financial assets	(858)
(–) Amortization	(597)
(–) Payments from the Tariff Flag Funds Centralizing Account (1)	(341)
(–) Transfer (2)	(165)
(+) Updating – Selic rate (3)	204

Balance at December 31, 2016	(407)

(1)	See more details in Note 13.
(2)	The financial component constituted to be passed through to the tariff at the next tariff adjustment, arising from judgments (injunctions/provisional remedy) in legal actions challenging part of the amount of the CDE (Energy Development Account) charge, was reclassified to Credits owed by Eletrobras, and will be amortized with counterpart in deductions from the monthly CDE charges to be paid to Eletrobras, in accordance with a Dispatch issued by Aneel in 2016.
(3)	Includes adjustment for homologation of the CVA by Aneel which took place in May 2016.

15.	INVESTMENTS

This table gives a summary of the financial information on the affiliated companies and jointly-controlled enterprises. The information below reflects the percentage of the Company’s equity interest in each item.

	2016	2015
Hidrelétrica Cachoeirão	50	42
Guanhães Energia	—	19
Hidrelétrica Pipoca	32	27
Retiro Baixo	162	148
Aliança Norte (Belo Monte plant through Norte Energia)	527	354
Madeira Energia (Santo Antônio plant through Madeira Energia)	644	676
FIP Melbourne (Santo Antônio plant through Madeira Energia)	677	703
Lightger	42	37
Baguari Energia	162	187
Renova	689	1,527
Aliança Geração	1,319	1,327
Central Eólica Praias de Parajuru	63	63
Central Eólica Volta do Rio	81	85
Central Eólica Praias de Morgado	60	62
Amazônia Energia (Belo Monte plant through Norte Energia)	781	495
Usina Hidrelétrica Itaocara S.A.	3	—
Light	1,070	1,188
TAESA	1,583	2,242
Ativas Data Center	18	—
Epícares Empreendimentos e Participações Ltda	—	—
Luce	344	—
RME	339	—
Companhia Transleste de Transmissão	22	18
Companhia Transudeste de Transmissão	21	18
Companhia Transirapé de Transmissão	24	19
Transchile	—	108
Companhia de Transmissão Centroeste de Minas	21	18
Axxiom Soluções Tecnológicas	19	24
Parati	—	358

Total of investments	8,753	9,745

Ativas Data Center – excess of liabilities over assets of jointly-controlled entity	—	(28)
Guanhães – excess of liabilities over assets of jointly-controlled entity	(59)	—

Total	8,694	9,717

The Company’s investees that are not consolidated are jointly-controlled entities, with the exception of the interest in the Santo Antônio power plant, and Ativas Data Center, which are affiliated companies in which the Company has significant influence. It was as from the fourth quarter of 2016 that Ativas Data Center became an investee in which Cemig has significant influence.

a)	Right to commercial operation of the regulated activity

In the process of allocation of the acquisition price of the jointly-controlled subsidiaries, a valuation was made of the intangible assets relating to the right to operate the regulated activity. This asset is presented jointly with the historic value of the investments in the table above. These assets will be amortized over the remaining period of the concessions on the straight-line basis.

	Dec. 31, 2013	Additions	Amortization	Dec. 31, 2014	Amortization	Dec. 31, 2015	Additions	Amortization	Written off	Dec. 31, 2016
Rosal	6	—	(6)	—	—	—	—	—	—	—
TAESA	452	—	(19)	433	(18)	415	—	(18)	(109)	288
Light	275	—	(22)	253	(22)	231	—	(22)	—	209
Gasmig	24	203	(7)	220	(5)	215	—	(8)	—	207
LUCE	—	—	—	—	—	—	50	(1)	—	49
RME	—	—	—	—	—	—	49	(1)	—	48

	757	203	(54)	906	(45)	861	99	(50)	(109)	801

b)	The movement of Investments in the jointly-controlled entities in 2016, 2015 and 2014, is as follows:

	Dec. 31, 2015	Equity method gain (Statement of income)	Gain (loss) by equity method (Other comprehensive income)	Dividends	Injections / acquisitions	Sales	Incorporation	Other	Dec. 31, 2016
Companhia Transleste de Transmissão	18	6	—	(2)	—	—	—	—	22
Companhia Transudeste de Transmissão	18	4	—	(1)	—	—	—	—	21
Companhia Transirapé de Transmissão	19	5	—	—	—	—	—	—	24
Transchile	108	2	(23)	—	—	(87)	—	—	—
Companhia de Transmissão Centroeste de Minas	18	5	—	(2)	—	—	—	—	21
Light	1,188	(121)	3	—	—	—	—	—	1,070
Axxiom Soluções Tecnológicas	24	(5)	—	—	—	—	—	—	19
Luce	—	(18)	1	(57)	252	—	166	—	344
RME	—	(20)	—	(58)	247	—	169	1	339
Hidrelétrica Cachoeirão	42	10	—	(2)	—	—	—	—	50
Guanhães Energia (1)	19	(103)	—	—	25	—	—	59	0
Hidrelétrica Pipoca	27	5	—	—	—	—	—	—	32
Madeira Energia (Santo Antônio Plant through Madeira Energia)	676	(71)	—	—	39	—	—	—	644
FIP Melbourne (Santo Antônio Plant through Madeira Energia)	703	(63)	—	—	40	—	—	(3)	677
LightGer	37	5	—	—	—	—	—	—	42
Baguari Energia	187	41	—	(14)	—	—	—	(52)	162
Central Eólica Praias de Parajuru	63	—	—	—	—	—	—	—	63
Central Eólica Volta do Rio	85	(4)	—	—	—	—	—	—	81
Central Eólica Praias de Morgado	62	(2)	—	—	—	—	—	—	60
Amazônia Energia (Belo Monte Plant through Norte Energia)	495	(6)	—	—	292	—	—	—	781
Ativas Data Center (2)	—	(31)	—	—	99	—	—	(50)	18
Parati	358	(24)	1	—	—	—	(335)	—
Taesa	2,242	342	—	(382)	—	(619)	—	—	1,583
Renova (3)	1,527	(372)	19	—	278	—	—	(763)	689
Usina Hidrelétrica Itaocara S.A.	—	—	—	—	3	—	—	—	3
Aliança Geração	1,327	104	—	(112)	—	—	—	—	1,319
Aliança Norte (Belo Monte Plant through Norte Energia)	354	(7)	—	—	180	—	—	—	527
Retiro Baixo	148	16	—	(2)	—	—	—	—	162

Total of investments	9,745	(302)	1	(632)	1,455	(706)	—	(808)	8,753

Ativas Data Center – Uncovered liabilities of jointly-controlled entity	(28)	—	—	—	—	—	—	—	(28)
Guanhães – Uncovered liabilities of jointly-controlled entity	—	—	—	—	—	—	—	(59)	(59)

Total	9,717	(302)	1	(632)	1,455	(706)	—	(867)	8,666

(1)	Transfer to uncovered liabilities.
(2)	The amount of R$ 50 refers to the dilution of shareholding interest arising from subscription of share capital by a new shareholder.
(3)	The amount of R$ 763 refers to the impairment of intangible concession assets resulting from the financial difficulties of Renova.

	2014	Equity method gain (Statement of income)	Equity method gain (Other comprehensive income)	Dividends	Injections / acquisitions	Other	2015
Companhia Transleste de Transmissão	14	8	—	(4)	—	—	18
Companhia Transudeste de Transmissão	13	5	—	—	—	—	18
Companhia Transirapé de Transmissão	13	6	—	—	—	—	19
Transchile	67	5	36	—	—	—	108
Companhia de Transmissão Centroeste de Minas	22	2	—	(6)	—	—	18
Light	1,198	(11)	2	(1)	—	—	1,188
Axxiom Soluções Tecnológicas	23	1	—	—	—	—	24
Hidrelétrica Cachoeirão	34	8	—	—	—	—	42
Guanhães Energia	69	(49)	—	(1)	—	—	19
Hidrelétrica Pipoca	28	2	—	(3)	—	—	27
Madeira Energia (Santo Antônio plant through Madeira Energia)	674	2	—	—	—	—	676
FIP Melbourne (Santo Antônio plant through Madeira Energia)	708	(5)	—	—	—	—	703
Lightger	38	(1)	—	—	—	—	37
Baguari Energia	193	12	—	(18)	—	—	187
Central Eólica Praias de Parajuru	62	2	—	(1)	—	—	63
Central Eólica Volta do Rio	84	2	—	(1)	—	—	85
Central Eólica Praias de Morgado	62	—	—	—	—	—	62
Amazônia Energia (Belo Monte Plant through Norte Energia)	395	(19)	—	(1)	120	—	495
Ativas Data Center	—	(28)	—	—	—	28	—
Epícares Empreendimentos (1)	92	1	—	1	—	(94)	—
Parati	372	3	—	(17)	—	—	358
Taesa	2,188	383	—	(329)	—	—	2,242
Renova	1,538	(25)	15	(1)	—	—	1,527
Aliança Geração	3	107	—	(93)	581	729	1,327
Aliança Norte (Belo Monte Plant through Norte Energia)	—	(13)	—	—	367	—	354
Retiro Baixo	150	(5)	—	—	3	—	148

Total do Investimento	8,040	393	53	(475)	1,071	663	9,745

Ativas Data Center – Uncovered liabilities of jointly-controlled entity	—	—	—	—	—	(28)	(28)

Total	8,040	393	53	(475)	1,071	635	9,717

(1)	The amount of R$ 94 refers to the assets subscribed to constitute Aliança Geração;

	2013	Equity method gain (Statement of income)	Equity method gain (Other comprehensive income)	Dividends	Injections / acquisitions	Other	2014
Gasmig (1)	577	47	—	(55)	—	(569)	—
Companhia Transleste de Transmissão	29	2	—	(17)	—	—	14
Companhia Transudeste de Transmissão	14	1	—	(2)	—	—	13
Companhia Transirapé de Transmissão	14	—	—	(1)	—	—	13
Transchile	55	2	10	—	—	—	67
Companhia de Transmissão Centroeste de Minas	18	5	—	(1)	—	—	22
Light	1,190	150	(6)	(136)	—	—	1,198
Axxiom Soluções Tecnológicas	8	(1)	—	—	16	—	23
Hidrelétrica Cachoeirão	34	8	—	(8)	—	—	34
Guanhães Energia	69	—	—	—	—	—	69
Hidrelétrica Pipoca	24	5	—	(1)	—	—	28
Madeira Energia (Santo Antônio plant through Madeira Energia) (2)	643	(398)	—	—	429	—	674
FIP Melbourne (Santo Antônio plant through Madeira Energia) (2)	—	10	—	—	698	—	708
Lightger	39	—	—	(1)	—	—	38
Baguari Energia	199	8	—	(14)	—	—	193
Central Eólica Praias de Parajuru	61	2	—	(1)	—	—	62
Central Eólica Volta do Rio	78	6	—	—	—	—	84
Central Eólica Praias de Morgado	61	2	—	(1)	—	—	62
Amazônia Energia (Belo Monte Plant through Norte Energia)	311	(17)	—	—	101	—	395
Ativas Data Center	4	(26)	—	—	—	22	—
Epícares Empreendimentos	103	3	—	(14)	—	—	92
Parati	380	41	(1)	(48)	—	—	372
Taesa	2,250	376	—	(438)	—	—	2,188
Renova	—	(12)	—	—	1,550	—	1,538
Aliança	—	—	—	—	3	—	3
Retiro Baixo	—	(4)	—	—	154	—	150

	6,161	210	3	(738)	2,951	(547)	8,040

(1)	Consolidation of Gasmig began as from October 2014, and as a result the value of the investment, of R$ 569 was eliminated.
(2)	Acquisition of 7.87% interest on Madeira Energia trough FIP Melbourne for R$697,796. Cemig also has a directly-held stockholding interest of 10.00% on Madeira Energia. Cemig made a capital increase of R$429,367 in 2016.

Cemig GT enters into controlling block of Renova

In 2013 Cemig GT’s entered into an Investment Agreement with Renova Energia S.A. (‘Renova’), RR Participações S.A. (‘RR’), Light Energia S.A. (‘Light Energia’) and Chipley SP Participações S.A. (‘Chipley’), governing the entry of Cemig GT, directly or indirectly, into the control block of Renova through subscription of new common shares in Renova. As a result of this transaction, Cemig GT acquired 27.37% interest in Renova Energia S.A. for R$1,550,071 in 2014, which result in recognition of the concession intangible asset of R$855,354.

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

This table gives the principal information on the subsidiaries and jointly-controlled entities, not adjusted for the percentage represented by the Company’s ownership interest:

Company	Number of shares	2016			2015			2014
		Cemig Interest %	Share capital	Equity	Cemig Interest %	Share capital	Equity	Cemig Interest %	Share capital	Equity
Cemig Geração e Transmissão	2,896,785,358	100.00	1,838	4,583	100.00	1,838	4,684	100.00	1,700	3,487
Hidrelétrica Cachoeirão	35,000,000	49.00	35	103	49.00	35	83	49.00	35	69,991
Guanhães Energia	137,608,000	49.00	186	—	49.00	138	38	49.00	138	137,608
Hidrelétrica Pipoca	41,360,000	49.00	41	65	49.00	41	54	49.00	41	58,789
Retiro Baixo	222,850,000	49.90	223	264	49.90	223	296	49.90	217	300
Aliança Norte (Usina de Belo Monte)	34,715,961,339	49.00	1,014	1,077	49.00	647	723	—	—	—
Madeira Energia (Usina de Santo Antônio)	9,730,201,137	18.13	10,152	6,419	18.05	9,762	7,642	17.76	9,456	7,782
Lightger	79,078,937	49.00	79	85	49.00	79	76	49.00	79	79
Baguari Energia (1)	26,157,300,278	69.39	187	248	69.39	262	270	69.39	262	279
Renova (2)	360,815,313	34.15	2,856	1,956	27.37	2,526	5,581	27.37	2,568	5,620
Aliança Geração	1,291,582,500	45.00	1,291	1,973	45.00	1,291	2,949	—	—	—
Central Eólica Praias de Parajuru	70,560,000	49.00	71	89	49.00	71	129	49.00	71	127
Central Eólica Volta do Rio	117,230,000	49.00	117	137	49.00	117	174	49.00	117	171
Central Eólica Praias de Morgado	52,960,000	49.00	53	65	49.00	53	127	49.00	53	127
Amazônia Energia (1) (Usina de Belo Monte)	1,039,491,023	74.50	1,116	1,048	74.50	723	665	74.50	563	529
Usina Hidrelétrica Itaocara S.A.	5,677,000	49.00	6	6	—	—	—	—	—	—
Cemig Distribuição	2,359,113,452	100.00	2,362	2,500	100.00	2,362	2,696	100.00	2,262	2,482
Light	203,934,060	26.06	2,226	3,354	26.06	2,226	4,558	26.06	2,226	4,602
Cemig Telecom	397,683,385	100.00	242	192	100.00	225	169	100.00	225	225
Rosal Energia	46,944,467	100.00	47	141	100.00	47	122	100.00	47	121
Sá Carvalho	361,200,000	100.00	37	106	100.00	37	103	100.00	37	107
Gasmig	409,255,483	99.57	665	1,426	99.57	665	1,408	99.57	665	1,437
Horizontes Energia	39,257,563	100.00	39	52	100.00	64	71	100.00	64	70
Usina Térmica Ipatinga	174,281	100.00	0	4	100.00	—	4	100.00	14	24
Cemig PCH	35,952,000	100.00	36	92	100.00	36	85	100.00	31	67
Cemig Capim Branco Energia	87,579,000	—	—	—	100.00	—	—	100.00	88	130
LUCE	1,379,839,905	66.62	438	443	—	—	—	—	—	—
RME	1,365,421,406	66.27	434	440	—	—	—	—	—	—
Companhia Transleste de Transmissão	49,569,000	25.00	50	81	25.00	50	73	25.00	50	54
UTE Barreiro	30,902,000	100.00	31	39	100.00	31	30	100.00	31	29
Companhia Transudeste de Transmissão	30,000,000	24.00	30	85	24.00	30	73	24.00	30	53
Empresa de Comercialização de Energia Elétrica	486,000	100.00	—	20	100.00	—	9	100.00	—	9
Companhia Transirapé de Transmissão	22,340,490	24.50	22	98	24.50	22	79	24.50	22	56
Transchile	—	—	—	—	49.00	237	221	49.00	161	135
Efficientia	6,051,994	100.00	6	5	100.00	6	6	100.00	6	5
Cemig Comercializadora de Energia Incentivada	1,000,000	100.00	1	2	100.00	5	6	100.00	5	5
Companhia de Transmissão Centroeste de Minas	28,000,000	51.00	28	42	51.00	28	34	51.00	28	41
Cemig Trading	1,000,000	100.00	1	29	100.00	—	30	100.00	—	31
Axxiom Soluções Tecnológicas	17,200,000	49.00	47	39	49.00	47	49	49.00	17	48
Parati	1,432,910,602	—	—	—	25.00	1,433	1,431	25.00	1,433	1,481
TAESA	1,033,496,721	31.54	3,042	4,308	43.36	3,042	5,171	43.36	3,042	5,045

(1)	Control shared under a Shareholders’ Agreement.
(2)	Due to the increase in the equity interest in Renova, there was a loss item of R$2 million reflecting the fact that Renova reported a loss for the year 2016.

On December 31, 2016, the current liabilities of some indirectly jointly-controlled entities were higher than their current assets, as follows:

Guanhães Energia: This was mainly due to issuance of the second series of the sixth commercial Note issue with short-term maturity. The management of Guanhães Energia has obtained funding from the financial market and from the shareholders, allocating it principally to management of its cash for working capital, investments and financial commitments.

Light: On December 31, 2016, Light had a negative working capital balance of R$ 1,259 (R$ 423 on December 31, 2015). The operational cash flow of Light has been improving during the year due to the tariff adjustments obtained during the year ended December 31, 2015, its operational performance in 2016, reduction of investments in 2016, and the improvement of the hydrological situation. Additionally, Light has been negotiating renewal of short-term loans and financings and lengthening of its debt profile, and also expects higher operational cash flow following the tariff review. Management believes that success in these steps will reverse the current scenario of negative net working capital. It can also be noted that Light has reported positive consolidated operational cash flow from operations of R$ 1,118 in 2016 (and R$ 979 in 2015 and R$585 em 2014), which has enabled it to amortize loans, financings and debentures in the amount of R$ 319 in the year ended December 31, 2016. (In 2015 it raised funding of R$ 160.) Further, on March 14, 2017, Aneel approved the result of the fourth Periodic Tariff Review (‘RTP’) of the subsidiary Light SESA, which resulted in an average increase of 10.45% in electricity bills from March 15, 2017, ensuring renewed economic and financial balance for the distribution company.

Madeira Energia (‘Mesa’): The excess of current liabilities over current assets, equal to R$ 1,611 in 2016 (R$543 in 2015), arises mainly from the account lines Suppliers, Other liabilities, Loans and financings, and Contingency provisions. To deal with the situation of negative working capital, Mesa has the benefit of a favorable decision by Aneel to revert, in liabilities, the FID (Availability Factor) account, and release of funds from the debt servicing reserve account which will be replaced by a bank guarantee, with generation of operational cash flow and, if necessary, injections of funds to be made by the shareholders.

Renova Energia: In the year ended December 31, 2016, Renova Energia reported a loss of R$ 1,101 in 2016 (R$ 93 in 2015), and on that date its current liabilities exceeded its current assets by R$ 3,211 in 2016 (R$ 946 in 2015) (consolidated). Further, Renova Energia has reported negative operational cash flow. The main reasons for this scenario are: (i) transactions to purchase supply of electricity, to honor commitments related to the delays in wind farms coming into operation; (ii) significant investments that are being allocated in the construction of the Alto Sertão III wind farm complex; (iii) delay in release of the long-term financing agreement with the BNDES; (iv) certain long-term financings being reclassified as current due to some ratios in covenants not being achieved, and waivers from creditors not being obtained, in 2016; and (iv) losses arising from the transaction with Terraform.

The management of Renova Energia is taking a range of measures to rebalance its liquidity and cash flow structure. These actions include: sale of certain assets; reduction of the administrative and operational structure, reducing administrative costs; financial support from shareholders, contracting of a long-term financing with the Brazilian Development Bank (BNDES); postponement of certain projects, to balance cash flow; requests to creditors for waivers, which will make possible reclassification of the debt to non-current, ensuring liquidity. The Management of Renova Energia believes that with the success of these measures it will be possible to recover economic and financial equilibrium and the Company’s liquidity.

Aliança Geração:This was mainly due to lending transactions with short maturities. Management of Aliança Geração has been taking steps to improve its financial structure and working capital.

The following table provides summarized financial information of the Company’s equity investees in 2016, 2015 and 2014:

2016	Parati	Transleste	Transirapé	Centroeste	Transudeste	Luce	RME	Light	Taesa	Axxiom	Aliança Norte
Assets
Current	12	50	41	61	32	6	3	3,612	1,955	66	2
Cash and cash equivalents	8	3	2	20	4	—	—	668	102	9	2
Non-current	1,327	123	122	1	78	437	437	10,718	6,456	13	1,075

Total assets	1,339	173	163	62	110	443	440	14,330	8,411	79	1,077
	—	—	—	—	—	—	—	—	—	—	—
Liabilities	—	—	—	—	—	—	—	—	—	—	—
Current	—	28	33	5	22	—	—	4,871	1,074	32	—
Suppliers	—	—	—	—	—	—	—	1,342	37	1	—
Loans and financings – Current	—	18	19	3	19	—	—	15,568	9	10	—
Non-current	—	63	32	15	3	—	—	6,105	3,029	8	—
Equity	1,339	82	98	42	85	443	440	3,354	4,308	39	1,077

Total liabilities	1,339	173	163	62	110	443	440	14,330	8,411	79	1,077
	—	—	—	—	—	—	—	—	—	—	—
Statement of income	—	—	—	—	—	—	—	—	—	—	—
Net sales revenue	—	34	45	13	22	—	—	9,645	1,391	57	—
Cost of sales	—	(2)	(19)	(2)	(1)	—	—	(8,042)	(149)	(64)	—
Depreciation and amortization	—	—	—	(1)	—	—	—	(452)	(1)	(2)	—

Gross profit	—	32	26	11	21	—	—	1,603	1,242	(7)	—
General and administrative expenses (SG&A) :	(6)	—	(1)	—	(1)	(1)	(1)	(753)	(107)	(8)	(2)
Financial revenues	4	2	1	4	1	—	1	148	58	1	—
Financial expenses	(60)	(11)	(5)	(3)	(4)	(41)	(41)	(1,281)	(223)	—	(7)

Operational profit	(62)	23	21	12	17	(42)	(41)	(283)	970	(14)	(9)
Income tax and the Social Contribution tax	—	(2)	(2)	(1)	(1)	—	—	(30)	(108)	5	—

Net profit for the year	(62)	21	19	11	16	(42)	(41)	(313)	862	(9)	(9)
Other comprehensive income for the year
Net profit for the year	(62)	21	19	11	16	(42)	(41)	(313)	862	(9)	(9)
Gain (loss) on conversion of financial statements	—	—	—	—	—	—	—	(86)	—	—	—
Actuarial gains (losses)	—	—	—	—	—	—	—	—	—	—	—

Comprehensive income for the year	(62)	21	19	11	16	(42)	(41)	(399)	862	(9)	(9)

2016	Cachoeirão	Baguari Energia	Guanhães Energia	Madeira Energia	Pipoca	Retiro Baixo	Renova	Parajuru	Morgado	Volta do Rio	LightGer	Amazônia Energia	Aliança Geração
Assets
Current	43	45	16	1,520	20	30	136	38	24	37	35	—	388
Cash and cash equivalents	40	11	1	58	17	19	36	18	17	27	32	—	147
Non-current	86	220	65	23,557	98	377	5,765	128	142	245	152	1,048	2,512

Total assets	129	265	81	25,077	118	407	5,901	166	166	282	187	1,048	2,900
	—	—	—	—	—	—	—	—	—	—	—	—	—
Liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Current	9	12	191	3,131	8	25	3,347	19	27	37	16	—	592
Suppliers	2	6	—	662	—	1	547	1	1	1	6	—	101
Non-current	17	5	11	15,527	45	118	598	58	74	108	86	—	335
Equity	103	248	(121)	6,419	65	264	1,956	89	65	137	85	1,048	1,973

Total liabilities	129	265	81	25,077	118	407	5,901	166	166	282	187	1,048	2,900
	—	—	—	—	—	—	—	—	—	—	—	—	—
Statement of income	—	—	—	—	—	—	—	—	—	—	—	—	—
Net sales revenue	34	65	—	2,803	25	62	484	27	22	29	36	—	804
Cost of sales	(10)	(12)	—	(1,845)	(6)	(29)	(454)	(17)	(17)	(27)	(17)	—	(314)
Depreciation and amortization	(3)	(9)	—	(673)	(3)	(9)	(93)	(10)	(10)	(17)	(11)	—	(125)

Gross profit	24	53	—	958	19	33	30	10	5	2	19	—	490
General and administrative expenses (SG&A)	—	(1)	—	(146)	(2)	—	(41)	(1)	(1)	(2)	(1)	(1)	(58)
Impairment of PP&E	—	—	—	—	—	—	(281)	—	—	—	—	—	—
Adjustment for losses on investment	—	—	—	—	—	—	(455)	—	—	—	—	—	—
Financial revenues	4	15	—	146	2	2	16	3	3	5	3	—	46
Financial expenses	(3)	(1)	(208)	(1,552)	(6)	(15)	(424)	(7)	(10)	(15)	(10)	(8)	(58)

Operational profit	25	66	(208)	(594)	13	20	(1,155)	5	(3)	(10)	11	(9)	420
Income tax and the Social Contribution tax	(2)	(7)	—	(23)	(2)	(3)	54	(2)	1	3	(3)	—	(127)

Net profit for the year	23	59	(208)	(617)	11	17	(1,101)	3	(2)	(7)	8	(9)	293
Comprehensive income for the year
Net profit for the year	23	59	(208)	(617)	11	17	(1,101)	3	(2)	(7)	8	(9)	293
Gain (loss) on conversion offinancial statements	—	—	—	—	—	—	(182)	—	—	—	—	—	—

Other comprehensive income for the year	23	59	(208)	(617)	11	17	(1,283)	3	(2)	(7)	8	(9)	293

2015	Parati	Transleste	Transirapé	Centroeste	Transudeste	Transchile	Light	Taesa	Axxiom	Aliança Norte	Cachoeirão
Assets
Current	59	47	34	58	32	39	3,976	2,082	74	1	28
Cash and cash equivalents	46	8	6	16	6	36	447	132	7	1	23
Non-current	1,408	128	114	1	81	299	11,818	7,574	14	726	89

Total assets	1,467	175	148	59	113	338	15,794	9,656	88	727	117

Liabilities
Current	36	18	20	4	17	21	4,399	1,008	34	—	10
Suppliers	—	—	—	—	—	—	1,450	34	2	—	2
Loans and financings – current	—	6	3	2	—	10	1,629	628	5	—
Non-current	—	84	49	21	23	96	6,838	3,477	5	4	24
Equity	1,431	73	79	34	73	221	4,557	5,171	49	723	83

Total liabilities	1,467	175	148	59	113	338	15,794	9,656	88	727	117

Statement of Income
Net sales revenue	—	33	34	14	22	28	1,222	1,973	66	—	30
Cost of sales	—	(4)	(13)	(4)	(2)	(10)	(460)	(287)	(59)	—	(14)
Depreciation and amortization	—	—	—	(1)	—	(9)	(412)	(15)	(1)	—	(3)

Gross profit	—	29	21	10	20	18	762	1,686	7	—	16
General and administrative expenses	—	—	—	—	—	—	(91)	—	(6)	—	—
Net financial revenue (expenses)	11	(9)	(5)	(3)	(5)	(6)	(672)	(562)	—	(27)	(1)
Financial revenues	48	2	1	2	1	—	1,371	769	1	—	2
Financial expenses	(37)	(11)	(6)	(5)	(6)	(6)	(2,043)	(1,331)	(1)	(27)	(3)

Operating profit	11	20	16	7	15	12	(1)	1,124	1	(27)	15
Income tax and Social Contribution tax	—	(2)	(1)	(1)	(1)	—	(40)	(241)	—	—	(2)

Net profit for the year	11	18	15	6	14	12	(41)	883	1	(27)	13

Comprehensive income for the year
Net profit for the year	11	18	15	6	14	12	(41)	883	1	(27)	13
Actuarial gain (loss)	1	—	—	—	—	—	8	—	—	—	—

Other comprehensive income for the year	12	18	15	6	14	12	(33)	883	1	(27)	13

2015	Baguari Energia	Guanhães Energia	Madeira Energia	Pipoca	Retiro Baixo	Renova	Parajuru	Morgado	Volta do Rio	Lightger	Amazônia Energia	Aliança Geração
Assets
Current	72	2	1,608	13	10	551	21	31	46	23	—	243
Cash and cash equivalents	9	1	300	—	1	66	12	12	20	14	—	70
Non-current	220	248	23,754	101	443	8,425	192	209	290	161	666	3,093

Total assets	292	250	25,362	114	453	8,976	213	240	336	184	666	3,336

Liabilities
Current	16	212	2,151	10	25	1,497	18	28	36	14	—	113
Suppliers	6	—	384	—	6	570	—	—	1	4	—	36
Non-current	6	—	15,569	50	132	1,898	66	85	126	94	—	274
Equity	270	38	7,642	54	296	5,581	129	127	174	76	666	2,949

Total liabilities	292	250	25,362	114	453	8,976	213	240	336	184	666	3,336

Statement of Income
Net sales revenue	59	—	2,605	22	53	458	31	34	47	32	—	797
Cost of sales	(46)	—	(1,103)	(11)	(40)	(5)	(16)	(18)	(28)	(25)	—	(442)
Depreciation and amortization	(9)	—	(471)	(3)	(9)	(4)	(10)	(10)	(17)	(10)	—	(69)

Gross profit	13	—	1,502	11	13	453	15	16	19	7	—	355
General and administrative expenses	—	(86)	(816)	(2)	(11)	—	(5)	(6)	(2)	(1)	(2)	(69)
Net financial revenue (expenses)	9	(14)	(967)	(3)	(13)	(355)	(5)	(8)	(11)	(7)	(23)	(18)
Financial revenues	10	—	950	2	1	41	2	2	3	2	—	9
Financial expenses	(1)	(14)	(1,917)	(5)	(14)	(396)	(7)	(10)	(14)	(9)	(23)	(27)

Operating profit	22	(100)	(281)	6	(11)	98	5	2	6	(1)	(25)	268
Income tax and Social Contribution tax	(5)	—	266	(1)	1	(191)	(1)	(1)	(2)	(2)	—	(30)

Net profit for the year	17	(100)	(15)	5	(10)	(93)	4	1	4	(3)	(25)	238

Comprehensive income for the year
Net profit for the year	17	(100)	(15)	5	(10)	(93)	4	1	4	(3)	(25)	238
Gain (loss) on conversion of financial statements	—	—	—	—	—	54	—	—	—	—	—	—

Other comprehensive income for the year	17	(100)	(15)	5	(10)	(39)	4	1	4	(3)	(25)	238

2014	Parati	Transleste	Transirapé	Centroeste	Transudeste	Transchile	Light	Taesa	Axxiom	Ativas	Epícares
Assets
Current	125	47	35	67	30	24	2,466	2,292	70	40	31
Cash and cash equivalents	42	7	7	19	4	22	506	329	9	16	14
Non-current	1,390	121	101	—	80	208	12,141	7,197	13	71	157

Total assets	1,515	168	136	67	110	232	14,607	9,489	83	111	188

Liabilities
Current	34	6	16	8	12	15	2,963	940	26	59	1
Suppliers	—	—	3	—	—	—	1,945	53	2	5	—
Loans and financings – current	—	—	—	—	—	—	580	723	—	—	—
Non-current	—	108	64	18	45	82	7,042	3,504	9	79	2
Equity	1,481	54	56	41	53	135	4,602	5,045	48	(27)	185

Total liabilities	1,515	168	136	67	110	232	14,607	9,489	83	111	188

Statement of Income
Net sales revenue	—	30	52	14	20	20	9,223	1,924	57	26	41
Cost of sales	—	(4)	(34)	(4)	(2)	(13)	(7,798)	(295)	(54)	(29)	(15)
Depreciation and amortization	—	—	—	—	—	(5)	(415)	(3)	1	7	8
Gross profit	—	26	18	10	18	7	1,425	1,629	3	(3)	26
General and administrative expenses	(6)	—	—	—	—	—	(163)	(29)	—	(10)	(12)
Net financial revenue (expenses)	143	(5)	(4)	—	(5)	(3)	(325)	(469)	(1)	(14)	1
Financial revenues	143	1	1	2	1	—	577	276	1	2	1
Financial expenses	—	(6)	(5)	(2)	(6)	(3)	(902)	(745)	(2)	(16)	—
Operating profit	137	21	14	10	13	4	937	1,131	2	(27)	15
Income tax and Social Contribution tax	(2)	(13)	(12)	(1)	(9)	(1)	(273)	(239)	—	—	(2)

Net profit for the year	135	8	2	9	4	3	664	892	2	(27)	13

Comprehensive income for the year
Net profit for the year	135	8	2	9	4	3	664	892	2	(27)	13
Gain (loss) on translation	—	—	—	—	—	19	—	—	—	—	—
Actuarial gains (losses)	—	—	—	—	—	—	(17)	—	—	—	—

Other comprehensive income for the year	135	8	2	9	4	22	647	892	2	(27)	13

2014	Cachoeirão	Baguari Energia	Guanhães Energia	Madeira Energia	Pipoca	Retiro Baixo	Renova	Parajuru	Morgado	Volta do Rio	Lightger	Amazônia Energia
Assets
Current	23	96	34	1,477	19	12	847	15	27	41	21	—
Cash and cash equivalents	19	15	27	241	13	3	596	4	4	4	16	—
Non-current	91	228	511	22,151	104	453	8,402	204	223	304	170	529

Total assets	114	324	545	23,628	123	465	9,249	219	250	345	191	529

Liabilities
Current	14	39	407	1,961	7	20	656	17	22	26	10	—
Suppliers	2	9	1	1,282	—	—	130	2	2	2	1	—
Loans and financings – current	—	—	—	406	—	—	—	—	—	—	—	—
Non-current	30	6	—	13,885	57	145	2,973	75	101	148	102	—
Equity	70	279	138	7,782	59	300	5,620	127	127	171	79	529

Total liabilities	114	324	545	23,628	123	465	9,249	219	250	345	191	529

Statement of Income
Net sales revenue	30	56	—	1.858	25	55	163	27	35	55	32	—
Cost of sales	(10)	(46)	—	(3.194)	(9)	(29)	(141)	(13)	(16)	(25)	(24)	—
Depreciation and amortization	(3)	(9)	—	(296)	(3)	(3)	(31)	(9)	(10)	(17)	(11)	—
Gross profit	20	10		(1.336)	16	26	22	14	19	30	8
General and administrative expenses	(1)	—	—	(202)	(1)	(4)	(14)	(4)	(5)	(5)	—	(23)
Net financial revenue (expenses)	(1)	8	—	(602)	(3)	(26)	(45)	(5)	(8)	(11)	(6)	—
Financial revenues	2	9	—	57	1	1	24	1	1	1	2	—
Financial expenses	(3)	(1)	—	(659)	(4)	(27)	(69)	(6)	(9)	(12)	(8)	—
Operating profit	18	18		(2.140)	12	(4)	(37)	5	6	14	2	(23)
Income tax and Social Contribution tax	(2)	(6)	—	5	(1)	(2)	(6)	(1)	(1)	(1)	(2)	—

Net profit for the year	16	12		(2.135)	11	(6)	(43)	4	5	13		(23)

Comprehensive income for the year
Net profit for the year	16	12	—	(2.135)	11	(6)	(43)	4	5	13	—	(23)

Other comprehensive income for the year	16	12	—	(2.135)	11	(6)	(43)	4	5	13	—	(23)

Investments in jointly controlled entities and affiliated companies

Investment in the Santo Antônio Hydroelectric Plant, through Madeira Energia S.A. (Mesa) and FIP Melbourne

The Company has direct and indirect investments in Madeira Energia S.A. (which holds an investment in Santo Antônio Energia S.A.), of R$ 1,321 on December 31, 2016 (R$1,379 in 2015).

Madeira Energia S.A. (‘Mesa’) and its subsidiary Santo Antônio Energia S.A. (‘Saesa’) are incurring establishment costs related to the construction of the Santo Antônio Hydroelectric Plant. The property, plant and equipment asset constituted by these expenditures totaled R$ 22,440 (consolidated) on December 31, 2016, and this amount, according to financial projections prepared by its management, is to be absorbed by future revenues generated as from January, 2017, when all the generator rotors of that entity came into operation.

Investigations and other legal measures are in progress, conducted by the Federal Public Attorneys’ Office, which involve other indirect shareholders of Madeira Energia S.A. and certain executives of those other indirect shareholders.

Arbitration proceedings

In 2014, SAAG Investimentos S.A. (SAAG) and Cemig GT opened arbitration proceedings, in camera, in the Market Arbitration Chamber, challenging the following: (a) the increase approved in the capital of Mesa of approximately R$ 750 partially destined to payment of the claims by the Santo Antonio Construction Consortium (‘CCSA’), based on absence of investigative quantification of the amounts supposedly owed, and absence of prior approval by the Board of Directors, as required by the bylaws and Shareholders’ Agreement of Mesa; and also on the existence of credits owed to Mesa by CCSA, able to be offset, in an amount greater than the claims; and (b) the adjustment for impairment carried out by the Executive Board of Mesa, in the amount of R$ 750, relating to certain credits owed to Mesa by CCSA, on the grounds that these credits, under an express contractual provision, are owed in their entirety. Posting of this impairment contributed to Mesa’s situation of negative Net working capital on December 31, 2016, as described above.

The shareholders SAAG and Cemig GT successfully filed an action for provisional remedy for exercise of the right of first refusal to subscribe the additional portion of the capital of Mesa, in the amount of R$ 175, that was approved in the Extraordinary General Meeting of Stockholders of Mesa held on October 21, 2014. The judgment also suspended all the effects of the decisions as they relate to SAAG and Cemig GT and to their interests in Mesa, including in relation to the dilution and the penalties specified in the shareholders’ Agreement of Mesa.

In 2016 the arbitration judgment given by the Market Arbitration Chamber recognized in full the right of Cemig and SAAG, and ordered annulment of the acts being impugned. SAAG and CEMIG are in the process of adopting measures to implement the decision referred to.

Investment in the Belo Monte Plant through Amazônia Energia S.A. and Aliança Norte

Amazônia Energia and Aliança Norte are shareholders in Norte Energia S.A. (‘Nesa’), which holds the concession to operate the Belo Monte Hydroelectric Plant, on the Xingu River, in the State of Pará.

Through the jointly-controlled entities referred to above, Cemig GT owns an indirect equity interest in Nesa of 11.74%.

Nesa will still require significant funds for costs of organization, development and pre-operational costs for completion of the plant. According to estimates and forecasts these costs will be repaid by the revenues from future operations.

On April 7, 2015, Nesa was awarded interim judgment ordering Aneel to “abstain, until hearing of the application for an injunction made in the origin case, from applying to Appellant any penalties or sanctions in relation to the Belo Monte Hydroelectric Plant not coming into operation on the date established in the original timetable for the project, including those specified in an Aneel Normative Resolution and in the Concession Contract for the Belo Monte Hydroelectric Plant”. The amount of the estimated loss in Belo Monte up to December 31, 2016 is R$ 74.

Based on this injunction, all records and the accounting provisions inherent to compliance with the requirements of the concession contract were suspended, but Aliança Norte Energia continues to purchase electricity on the spot market to avoid any future penalties.

Investigations and other legal measures are in progress, conducted by the Federal Public Attorneys’ Office, which involve other shareholders of Norte Energia S.A. and certain executives of those other shareholders.

Any changes in the existing scenario will have their impacts reflected in the financial statements.

Summary of the conclusions of the independent investigation

Centrais Elétricas Brasileiras S.A. (‘Eletrobras’) owns an equity interest of 49.98% in Nesa, and has contracted a specialized law office to carry out an independent internal investigation for the purpose of finding any irregularities that may have taken place in projects in which it has an equity interest, including NESA. The motive for this procedure was investigations that were being carried out by the Public Attorneys’ Office on irregularities involving some of the contractors and suppliers in investments where Eletrobras was a shareholder, including the company Nesa.

The final reports of the independent internal investigation include certain findings with estimated impacts on the financial statements of Nesa. It was found that certain contracts with some contractors and suppliers of the Belo Monte Hydroelectric Plant contain impacts estimated at 1% of the price of a contract, and other estimates of certain fixed amounts, to include bribes and activities of manipulation of bids considered to be of an unlawful nature.

Based on the conclusions and results identified in the independent internal investigation, the management of NESA referred to IAS 16 –Assets and Equipment, and concluded that the amount of R$ 183, attributable to possible overinvoicing, bribes and/or fraudulent bids or activities considered to be of an unlawful nature should not have been included in the historic cost of its assets, because such amounts would not have been necessary to establish the assets at the location and in the condition necessary for their functioning.

The management of Nesa also concluded that it was impracticable to attempt precisely to identify the periods of the prior financial statements in which the excess of capitalized costs might have occurred, due to the fact that the information made available by the independent internal investigation does not individually specify the contracts, payments ad reporting periods in which these excesses could have occurred. It is also emphasized that the alleged undue payments were not made by Nesa, but by contractors and suppliers of the Belo Monte hydroelectric plant, which also impeded identification of the precise amounts and period of the payments.

Thus, Nesa applied the procedure specified in IAS 8 –Accounting Policies, Changes in Accounting Estimates and Errors, making adjustments for the estimated amounts of the excesses of capitalized costs, in a total of R$ 183, referring to illegal payments in the financial statements at December 31, 2015, due to the impracticability of identifying the adjustments for each previous period affected.

As a result of the adjustment made by NESA, on December 31, 2015 Cemig recognized an adjustment in the amount of R$ 23, in Investments with counterpart in the account Gain (loss) in subsidiaries by the equity method. Of this total, R$ 21 arises from the adjustment made by Cemig GT, and R$ 2 arises from the adjustment made by Light S.A., in accordance with the specifications of IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors.

Investment in Guanhães Energia S.A. – Adjustment for impairment

Based on analysis of the cash flow expected for the investment, Guanhães Energia made an adjustment for impairment of value in the amount of R$ 139. The effect of this in the accounts of Cemig GT was an expense of R$ 68, corresponding to its 49% interest in Guanhães, and this was recognized in the statement of income by the equity method, on December 31, 2016.

Investment in Renova

Option contract

On September 18, 2015 a contract was signed giving Renova the option to sell to SunEdison, on or after March 31, 2016, up to 7,000,000 shares in TerraForm Global, which Renova had received under the agreement governing the first phase of the transaction for sale and exchange of assets.

The exercise price of this option was set at R$ 50.48 or US$15.00 at the exchange rate of the day, at SunEdison’s choice. The contract also gave SunEdison an option to buy the same 7 million shares in TerraForm Global on the same terms.

Renova also reported that it had notified SunEdison and TerraForm Global of its intention to exercise its option to sell 7 million shares in TerraForm Global owned by Renova, as specified by contract and publicly stated in a Material Announcement published by Renova on September 18, 2015.

In April 2016 there was a restructuring of the Company’s capital, which altered Cemig GT’s equity interest in the company.

On April 21, 2016, SunEdison applied for Chapter 11 protection in the United States.

On June 1, 2016, the period for payment of the option by SunEdison expired.

Renova priced the option using the Black-Scholes-Merton mathematical model, the future expectation for the exchange rate, and credit risk.

In the first half of 2016 Renova recognized a loss of R$ 111, for the variation in the price of the option, taking credit risk into account. In addition it recognized a loss of R$ 63 relating to the extinction of the option, and opened arbitration proceedings seeking, among other items, indemnity for losses.

The figures above refer to the full impact on the financial statements of Renova. The effect for Cemig was proportional to its 34.15% interest in the investee, valued by the equity method at R$ 60.

Investment in TerraForm – pricing of the shares

Renova Energia has investments in Class A shares (GLBL) in TerraForm (‘the TERG Shares’), recorded as financial assets available for sale. Renova Energia adopts this designation because the nature of the investment is not included in any of the other categories of financial instrument (loans, accounts receivable, investments held to maturity, or financial assets at fair value through profit or loss). The asset is classified, in Renova Energia, as a non-current asset under the line Investments and is recorded at fair value, based on the market price on a stock exchange (Nasdaq). Under the policy of Renova Energia, gains and losses arising from variation in stock prices are posted directly in Equity under Other comprehensive income. Considering the volatility of the prices of the TERG Shares, Renova Energia evaluates, quarterly, whether there is objective evidence of impairment of these financial assets, that is to say, the management of Renova Energia evaluates whether the fall in the market value of the TERG Shares should be considered ‘significant’ or ‘prolonged’. This evaluation calls for a judgment based on a Renova Energia policy, prepared according to practices used in the Brazilian and international markets, and consists of analysis, instrument by instrument, based on quantitative and qualitative information available in the market as from the moment that an instrument shows a fall in its market value of 20% or more (a ‘Significant Fall’) or a fall smaller than a Significant Fall, but greater than 5% of its market value in comparison with its acquisition cost for more than 12 months (a ‘Prolonged Fall’). If a Significant Fall or a Prolonged Fall in the market value of the instrument is found, the corresponding accumulated portion previously classified in Other comprehensive income will be posted in the Profit and loss account as an impairment.

Impairments, previously recognized in the Profit and loss account, are not reversed through the profit and loss account. Any increase in fair value after an impairment is recognized in Other comprehensive income.

In 2016 the negative adjustments in the fair values that took place in the first and fourth quarter in the amount of R$ 281 (impact in Cemig: R$ 96) were recognized in the income statement; and the positive adjustment of R$ 99 (impact for Cemig: R$ 34), referring to the second and third quarters, was recognized in Other comprehensive income in Renova Energia.

Rescission of share purchase agreement

On April 1, 2016 Renova Energia S.A. (‘Renova’) informed its shareholders and the market in general that the share purchase agreement for sale to TerraForm Global, Inc. of the assets of the Espra Project (‘the Espra Contract’) owned by Renova had been canceled. Thus the assets of the Espra project, comprising three small hydroelectric plants (SHPs), which placed generation contracts under the Proinfa regime, with aggregate installed capacity of 41.8 MW, remain in the Company as part of Renova’s portfolio of operational assets. As a result of the cancellation, TerraForm Global paid Renova a penalty payment of R$ 36 on April 1, 2016 (effect in Cemig: R$ 12).

The Espra Contract was included in the first phase of the transaction with TerraForm Global and SunEdison, Inc. (‘SunEdison’), announced on July 15, 2015.

Adjustment for impairment

Renova carried out studies to value the balance of PP&E assets in relation to the generation of economic benefits expected from those assets at December 31, 2016, and made an adjustment for impairment of assets in the amount of R$ 264 (impact on Cemig R$ 90), This was recognized in a specific account line in the statement of income for 2016. This result arose from projection of cash flow of these assets, discounted, at December 31, 2016.

Cemig had reported in its financial statements the net amount of R$ 763 for goodwill on the concessions, calculated at the time of the injections of capital into Renova. As a result of the studies on impairment related to discounted cash flow of the investee, management of Cemig GT judged it to be necessary to make a full adjustment of the amount referred to, in the statement of income for 2016.

Investment in Light through Parati, RME and Lepsa

Corporate reorganization of Parati

In 2016 the shareholders decided to put in place a series of measures to simplify the stockholding structure of the Parati group, as follows:

•	Extinction of Redentor Energia S.A., through reverse absorption by Rio Minas Energia Participações S.A. (‘RME’);

•	Total split of Parati, with absorption by RME and Luce Empreendimentos e Participações S.A. (‘LEPSA’) of the separated assets and liabilities;

•	Extinction of Parati, through reverse absorption by RME and LEPSA;

In November 2016, RME and LEPSA declared an aggregate total of R$ 463 in dividends, using retained earnings reserves from prior years. In the same month both companies called for an aggregate capital subscription of R$ 446, which was paid up exclusively by Cemig.

As a result of these alterations, Cemig had the following stockholdings:

•	In RME: 50.00% of the common shares and 50.00% of the preferred shares, representing 66.27 of the total share capital.

•	In Lepsa: 50.00% of the common shares and 50.00% of the preferred shares, representing 66.62 of the total share capital.

Exercise of put option

On September 6, 2016 Cemig received from Banco BTG Pactual (‘BTG Pactual’) Notice of Intention to Exercise a Put Option, informing irrevocable exercise of BTG Pactual’s right to sell to Cemig 153,634,195 preferred shares held by Pactual in Parati (‘Shares subject of the Put Option’).

In October 2016, due to the extinction of Parati, the Put Option was divided between RME and Lepsa in the proportion of 50% each, with all the conditions of the original Put Option being maintained, except the items modified in the amendments, including alteration to their bylaws.

On November 30, 2016, Cemig paid R$ 222 for the portion of BTG Pactual in RME and LEPSA, under exercise of the first ‘window’ of the put.

Further details of the put option are given below in this Note.

Disposal of shares in Taesa owned by Cemig

On September 29, 2016, Taesa published announcement of commencement of a secondary public offering with restricted placement efforts, for placement of certificates of deposit of nominal, book-entry shares without par value, each representing one common and two preferred nominal, book-entry shares without par value, free and unencumbered by any lien or charge (‘Units’), issued by Taesa and owned by Fundo de Investimentos em Participações Coliseu (FIP Coliseu), and Cemig.

The offering comprised secondary public distribution, with restricted placement efforts, of 65,702,230 Units owned by the Vendor shareholders, at the price of R$ 19.65 per Unit, resulting in a total amount of R$ 1,291. The offering transaction was settled on October 24, 2016.

Since this was a public offering with restricted efforts exclusively for secondary distribution, there was no inflow of funds to Taesa. The Vendor shareholders received all of the proceeds from the sale of the Units net of the costs of the offering, i.e. a total of R$ 1,276, and of this total R$ 791 was received by Cemig, representing a gross gain of R$ 181. Cemig recognized this in its Income Statement in October 2016.

Investment Agreement for subscription of capital in Ativas

On August 25, 2016, Cemig Telecom S.A., a wholly-owned subsidiary of Cemig, signed an investment agreement with Sonda Procwork Outsourcing Informática Ltda., a member of the Chilean group Sonda S.A., for subscription of capital in Ativas Data Center, in partnership with Ativas Participações S.A., a company controlled by the Asamar Group.

Sonda is the leading company providing IT services in Latin America, with a presence in 10 countries, and 17,000 employees.

On October 19, 2016, after the conditions precedent specified in the Investment Agreement had been complied with, the transaction was completed.

Sonda, through providing cash of R$ 114, became the holder of a 60% equity interest in Ativas, with Cemig Telecom holding 19.6%, and Ativas Participações holding 20.4% of the company’s total capital. This represented a gain of R$ 25 in the financial statements of Cemig Telecom.

Disposal of interest related to Transchile

On September 12, 2016, Cemig signed an agreement for sale of the whole of its stockholding interest relating to Transchile Charrúa Transmisión S.A. – corresponding to 49% of the share capital – to Ferrovial Transco Chile SpA., a company controlled by Ferrovial S.A., for US$57. On October 6, 2016, all of the shares in Transchile Charrúa Transmisión S.A. held by Cemig, corresponding to 49% (forty nine percent) of the total capital, were transferred to Ferrovial Transco Chile SpA., a company controlled by Ferrovial S.A., and the sale completed in the amount of R$180, representing a gross gain of R$ 94.

Put options

In the calculation of the fair value of the option based on the BSM model, the following variables are taken into account: exercise price of the option; closing price of the underlying asset on December 31, 2016; the risk-free interest rate; the volatility of the price of the underlying asset; and the time to maturity of the option.

Analytically, calculation of the exercise price of the options, the risk-free interest rate and the time to maturity is primarily deterministic, so that the main divergence in the put options is in the measurement of the closing price and the volatility of the underlying asset.

Put options for shares in Parati

Cemig granted to Fundo de Participações Redentor, which is a shareholder of Parati, an option to sell the totality of the shares which that fund holds in Parati, exercisable in May 2016. The exercise price of the option is calculated from the sum of the value of the amounts injected by the Fund into Parati, plus the running expenses of the fund, less Interest on Equity, and dividends, distributed by Parati.

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

For the purposes of determination of the method to be used in measuring the fair value of this option, the Company, up to the first quarter of 2016, observed the daily trading volume of the shares of Light, and also the fact that such option, if exercised by the Fund, will require the sale to the Company, in a single transaction, of shares in Light in a quantity higher than the daily exchange trading averages. Thus, the Company had adopted the discounted cash flow method for measurement of the fair values of the shares. Up to March 31, 2016, the fair value of this option was calculated on the basis of the estimated exercise price on the day of exercise of the option, less the fair value of the shares that are the subject of the put option, also estimated for the date of exercise, brought to present value at the effective rate of 7.5% p.a. (discounting inflation effects). As a result of the changes in the shareholders’ Agreement of Parati in the second quarter of 2016, described below, with consequences for the conditions and periods for exercise of the put option, the Company then began to use the Black-Scholes-Merton method for measurement of the fair value of the options.

In the second quarter of 2016 Amendments were signed to the shareholders’’ Agreement of Parati. The principal changes arising from these amendments are as follows:

1)	The maturity of the Put Option granted in 2011 by Cemig in favor of the unit holders of FIP Redentor, initially specified to be May 31, 2016, was postponed, to two separate exercise dates:

a)	First option exercise window: The intention to exercise may be stated by any direct shareholder/s who decide to do so, independently of the exercise of the Put Option by the other direct shareholders, up to September 23, 2016, inclusive, and shall cover only preferred shares in Parati, up to a limit of 153,634,195 shares, representing 14.30% of the total shares in Parati held by the other direct shareholders. Cemig had to make payment by November 30, 2016.

b)	Second payment window: The intention to exercise may be stated by any direct shareholder/s who decide to do so, independently of the exercise of the Put Option by the other direct shareholders, up to September 23, 2017, inclusive, and may cover the totality of the shares in Parati, being independent of any exercise, or not, of the Put Option in the first payment window. Cemig must make payment by November 30, 2017.

2)	The Put Option may now be exercised not only by FIP Redentor, but also by the direct shareholders of Parati, including but not limited to the unit holders of FIP Redentor, and/or their affiliates, who shall become holders of a Put Option and/or of the rights arising therefrom, under which each one of the direct shareholders shall individually have the right to sell any shares in Parati that they own.

3)	Conditions were included for bringing forward the date of exercise of the put option: in the event of any occurrence resulting in bringing forward of the option referred to, any direct shareholder may present to Cemig a notice of bringing forward of the option, at which moment the option shall be considered exercised by all the direct shareholders, over the totality of their shares.

4)	As guarantee for the full payment of the Put Option, on May 31, 2016 Cemig offered to the holders of the put option 55,234,637 common shares and 110,469,274 preferred shares that Cemig directly holds in Transmissora Aliança de Energia S.A. (Taesa), and as further guarantee, 53,152,298 shares that Cemig directly holds in Light.

Amount of the Company’s exposure

The change in the value of the options – the difference between the estimated fair value for the assets and the corresponding exercise price, has been as follows:

	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2014
Initial balance	1,245	166	—
Additions	55	1,079	166
Reductions	(150)	—	—

Final balance	1,150	1,245	166

In the calculation of the fair value of the option based on the Black-Scholes-Merton analysis, the following variables are taken into account: exercise price of the option; closing price of the stock of Light on December 31, 2016 (as a reference for the value of the indirect equity interest held by the direct stockholders of RME and Lepsa in Light); the risk-free interest rate; the volatility of the price of the underlying asset; and the time to maturity of the option.

RME and Lepsa are non-operational holding companies, whose primary purpose is management of their direct equity interest in Light. Consequently, the revenues of these holding companies arise from their interests in the earnings of Light and, residually, from the financial revenue obtained from investment of the amounts available in the cash position. Further, considering that: (i) distribution of the whole of the profit for the period is in the interest of the shareholders of both companies; and (ii) the operational profit, the total of financial revenue (expenses) and changes in the reserve accounts of RME and Lepsa are immaterial for the purposes of calculation of the put option; it becomes clear that the only uncertainty in the flow of these companies is associated with the uncertainty of Light itself, and as a result of this consideration the shares of both companies are valued as if they were direct equity interests in Light itself. Thus, the ‘underlying’ asset of the options is Light S.A., and the closing price of the underlying asset is the price found for one share of Light on the last business day of the 2016 business year, multiplied by the number of equivalent shares of indirect ownership of the holders of the Parati Put option in Light. The volatility is calculated using a conditional volatility model based on the continuously capitalized series of returns of Light S.A.

The Company has made an analysis of the sensitivity of the exercise price of the option, varying the risk-free interest rate and the volatility, keeping the other variables of the model unchanged. In this context, scenarios for the risk-free interest rate at 6.6% p.a. and 16.4% p.a., and for volatility between 15% and 63.2% p.a., were used, resulting in estimates of minimum and maximum price for the put option of R$ 1,126 and R$ 1,260, respectively.

Put options for Units in FIP Melbourne and FIP Malbec

In the calculation of the fair value of the option based on the BSM model, the following variables are taken into account: exercise price of the option; closing price of the underlying asset on December 31, 2016; the risk-free interest rate; the volatility of the price of the underlying asset; and the time to maturity of the option.

Cemig GT and the private pension plan entities participating in the investment structure of SAAG (comprising FIP Melbourne, Parma Participações S.A. and FIP Malbec – jointly, ‘the Investment Structure’) signed put option contracts for units in the entities that comprise the Investment Structure (‘the Put Options’), which the private pension plan entities may exercise in the eighty fourth month after June 2014. The exercise price of the put options correspond to the amount invested by each private pension plan in the Investment Structure, updated pro rata temporis, by the Expanded National Consumer Price (IPCA) index published by the IBGE, plus interest at 7% per year, less such dividends and Interest on Equity as shall have been paid by SAAG to the pension plan entities. This option has been considered to be a derivative instrument which should be accounted at fair value through profit or loss.

In the fourth quarter of 2016 the Company altered the methodology used in measuring the fair value of the put option of SAAG, and adopted the BSM model, replacing the model of discounted cash flow less the exercise price of the option. This change is in line with best market practices, since the Black-Scholes-Merton method not only calculates the difference between the exercise price of the option and the share price, brought to present value, but also incorporates an important random component that weights these amounts.

We work on the assumption that the future expenditures of FIP Malbec and FIP Melbourne are insignificant, so that the options are valued as if they were direct equity interests in Mesa. However, neither SAAG nor Mesa are traded on a securities exchange, so that some adaptions are necessary for calculation of the price of the asset and its volatility for application of the BSM model. The closing price of the share of Mesa on December 31, 2016 is ascertained on the basis of Free cash flow to equity holders (FCFE), expressed by equivalence of the indirect equity interests held by the FIPs. Volatility, in turn, is measured as an average of historic volatility (based on the hypothesis that the series of the difference of continuously capitalized returns follows a normal distribution) of comparable companies in the electricity generation sector that are traded on the Bovespa.

Based on the studies made, a liability of R$ 196 is recorded in the Company’s consolidated financial statements, for the difference between the exercise price and the estimated fair value of the assets.

The changes in the value of the options are as follows:

	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2014
Initial balance	148	29	—
Adjustment to fair value	48	119	29

Final balance	196	148	29

The Company has made an analysis of the sensitivity of the exercise price of the option, varying the risk-free interest rate and the volatility, keeping the other variables of the model unchanged. In this context, scenarios for the risk-free interest rate at 6.6% p.a. to 16.4% p.a., and for volatility between 15% and 63.2% p.a., were used, resulting in estimates of minimum and maximum price for the put option of R$ 126 and R$ 321, respectively.

Sonda options

As part of the process of shareholding restructuring, CemigTelecom and Sonda signed a Purchase Option Agreement (issued by CemigTelecom) and a Sale Option Agreement (issued by Sonda).

These resulted in CemigTelecom simultaneously having a right (put option) and an obligation (call option). The exercise price of the put option will be equivalent to fifteen times the adjusted net profit of Ativas in the business year prior to the exercise date. The exercise price of the call option will be equivalent to sixteen times the adjusted net profit of Ativas in the business year prior to the exercise date. Both options, if exercised, result in the sale of the shares in Ativas currently owned by the Company, and the exercise of one of the options results in nullity of the other. The options may be exercised as from January 1, 2021.

The put and call options in Ativas (‘the Ativas Options’) were measured at fair value and posted at their net value, i.e. the difference between the fair values of the two options on the reporting date of the financial statements for the business year 2016. Depending on the value of the options, the net value of the Ativas Options may be an asset or a liability of the Company.

The measurement has been made using the Black-Scholes-Merton (BSM) model. In the calculation of the fair value of the Ativas Options based on the BSM model, the following variables are taken into account: closing price of the underlying asset on December 31, 2016; the risk-free interest rate; the volatility of the price of the underlying asset; the time to maturity of the option; and the exercise prices on the exercise date.

The closing price of the underlying asset was based on the value of the transaction in shares of Ativas by Sonda, which took place on October 19, 2016. The calculation of the risk-free interest rate was based on yields of National Treasury Bills. The time to maturity was calculated assuming exercise date on March 31, 2021. Considering that the exercise prices of the options are contingent upon the future financial accounting results of Ativas, the estimate of the exercise prices on the date of maturity was based on statistical analyses and on information of comparable listed companies.

The net effect of the calculation of the call and put options in shares of Ativas amounted to a credit amount of R$ 5 in the income statement for 2016.

Formation of Aliança Geração de Energia

For the formation of Aliança Geração de Energia, the Company transferred, in 2015, to Aliança, its interests in the electricity generation consortia, and the interests of the subsidiary Capim Branco Energia S.A., as shown below:

Dec. 31, 2015
Assets
Aimorés Hydroelectric Plant Consortium	404
Funil Hydroelectric Plant Consortium	124
Igarapava Hydroelectric Plant Consortium	37
Porto Estrela Hydroelectric Plant Consortium	34

599
Liabilities
Porto Estrela – Paid Concession – current	(16)
Porto Estrela Paid Concession – non-current	(134)

(150)
Net value of assets and liabilities of Cemig GT	450
Net value of assets and liabilities of Capim Branco	131

581

Cemig GT recognized in its financial statements the gain relating to the valuation at fair value of the investment in Aliança, excluding the effects of valuation of fair value of the company’s own assets that were subscribed as capital in Aliança.

This table shows the effects of the transaction in the Company’s financial statements at December 31, 2015:

	Cemig	Vale	Total
Fair value of the assets transferred to Aliança	1,867	2,331	4,198
Book value of the assets transferred to Aliança	581	1,277	1,858
Equity interest of the companies in Aliança	—	1	1
Stake held by Cemig, valued at fair value	1,889	—	—
Book value of the assets subscribed (Note 14)	(581)	—	—

Goodwill premium – businesses subscribed as capital of Aliança (100%)	1,308	—	—
Portion of goodwill premium not recognized, relating to the equity interest held by the Company (45%)	(579)	—	—

Gain on the transaction to be reported in the Statement of income for 2015 (55% of the premium)	729	—	—

Additional equity interest in Gasmig

In October 2014, Cemig concluded the acquisition under its share purchase agreement with Petróleo Brasileiro S.A. (Petrobras) for acquisition of the 40% interest held by its subsidiary Gaspetro in Companhia de Gás de Minas Gerais (Gasmig), which had been approved by the Boards of Directors of both Cemig and Petrobras. The amount paid was R$ 570,976, being the result of R$ 600,000 specified in the share purchase agreement, updated by the IGP-M index, less the dividends paid between the base date and the closing of the agreement.

Business combination carried out in stages – additional effects

Up to the date of the acquisition of the controlling interest in Gasmig, Cemig had an equity interest of 59.57% in the share capital of Gasmig. However, Cemig did not consolidate Gasmig since there was a shareholders’ agreement which gave Petrobras significant participating rights.

With the acquisition of the 40% interest in Cemig, referred to above, Cemig obtained control over Gasmig, and began to consolidate Gasmig as from the date of this acquisition.

As specified in IFRS 3 (Business combinations), it was necessary for the Company to value its previous interest in Gasmig at fair value, recognizing the difference in the profit and loss account for the period.

Considering that the valuation opinion for the acquisition of the additional interest of 40% in Gasmig represents the fair value of the assets on the date of acquisition, Cemig made the measurement of its original interest in the investment, as follows:

Fair value of the original interest (59.60%)
Fair value of Gasmig on the date of acquisition of control	1,427
Cemig’s original interest, of 59.57%, valued at fair value on the acquisition date	850
Book value	569
Gain recorded in 2014	281

Generation companies constituted – Lot D of Auction 12/2015 won by the company in 2015

As described in more detail in Note 14, as a result of Cemig GT having won Lot D of Auction 12/2015 – an award of concessions for 18 plants – in June 2016 the Company transferred ownership of the concessions of these plants to 7 new specific-purpose generation companies, wholly-owned subsidiaries of Cemig GT, which began to be consolidated in the second quarter of 2016.

16.	PROPERTY, PLANT AND EQUIPMENT

	2016			2015
	Historic cost	Accumulated depreciation	Net value	Historic cost	Accumulated depreciation	Net value
In service
Land	287	(8)	279	287	(8)	279
Reservoirs, dams and water courses	5,347	(3,586)	1,761	4,867	(3,037)	1,830
Buildings, works and improvements	1,789	(1,371)	418	1,577	(1,140)	437
Machinery and equipment	4,518	(3,347)	1,171	3,862	(2,670)	1,192
Vehicles	29	(25)	4	29	(21)	8
Furniture and utensils	16	(12)	4	15	(11)	4

	11,986	(8,349)	3,637	10,637	(6,887)	3,750

Under construction	138	—	138	190	—	190

Net PP&E	12,124	(8,349)	3,775	10,827	(6,887)	3,940

This table shows the movement in property, plant and equipment:

	2015	Addition	Written off	Depreciation	Transfers Capitalizations	2016
In service
Land	279	—	—	—	—	279
Reservoirs, dams and watercourses	1,830	—	—	(99)	30	1,761
Buildings, works and improvements	437	—	(1)	(23)	5	418
Machinery and equipment	1,192	—	(42)	(110)	132	1,172
Vehicles	8	—	—	(2)	(2)	4
Furniture and utensils	4	—	—	—	(1)	3

	3,750	—	(43)	(234)	164	3,637

Under construction	190	120	(13)	—	(159)	138

Net property, plant and equipment	3,940	120	(56)	(234)	5	3,775

	2014	Additions	Write-offs	Transfer of assets to Aliança Geração de Energia	Indemnity receivable	Depreciation	Transfers to Other long term assets	Transfers / capitalizations	2015
In service
Land	372	—	(12)	(41)	(16)	(3)	(17)	(4)	279
Reservoirs, dams and water courses	2,261	—	—	(163)	(46)	(127)	(102)	7	1,830
Buildings, works and improvements	609	—	(1)	(116)	(17)	(32)	(13)	7	437
Machinery and equipment	2,053	—	(3)	(308)	(466)	(149)	(69)	134	1,192
Vehicles	9	—	—	—	—	(3)	—	2	8
Furniture and utensils	5	—	—	—	—	—	—	(1)	4

	5,309	—	(16)	(628)	(545)	(314)	(201)	145	3,750

Under construction	235	126	(4)	(3)	(1)	(1)	(22)	(140)	190

Net PP&E	5,544	126	(20)	(631)	(546)	(315)	(223)	5	3,940

	2013	Additions	Write-offs	Depreciation	Transfers / capitalizations	2014
In service
Land	377	—	—	(5)	—	372
Reservoirs, dams and water courses	2,395	—	—	(134)	—	2,261
Buildings, works and improvements	712	—	(1)	(25)	(77)	609
Machinery and equipment	2,079	—	(6)	(177)	157	2,053
Vehicles	12	—	—	(3)	—	9
Furniture and utensils	2	—	—	—	3	5

	5,577	—	(7)	(344)	83	5,309

Under construction	240	122	(49)	—	(78)	235

Net PP&E	5,817	122	(56)	(344)	5	5,544

The average annual depreciation rate is 3.51%. The average annual depreciation rates, by activity, are:

Hydroelectric generation	Thermal generation	Management and other	Telecoms
3.30%	3.85%	10.04%	4.61%

The Company has not identified evidence of impairment of its Property, plant and equipment assets. The generation concession contracts provide that at the end of each concession the Concession-granting power shall determine the amount to be indemnified to the Company. Management believes that the indemnity of these assets will be greater than the amount of: their historic cost after depreciation over their useful lives.

Under the Brazilian regulatory framework Aneel, the regulator, is responsible for establishing the useful economic life of the generation and transmission assets in the electricity sector, and for periodically reviewing the estimates. The rates established by Aneel are used in the processes of reviewing tariff rates and calculating of the indemnity due at the end of the concession period, and are recognized as a reasonable estimate of the useful life of the assets of the concession. Thus, these rates were used as the basis for depreciation of the Company’s property, plant, and equipment assets.

The depreciation of the items of property, plant and equipment assets is calculated on the total of property, plant and equipment in service, by the straight-line method, using the rates determined by Aneel for the assets related to electricity activities, and reflects the estimated useful life of the assets. The residual value of the assets is the remaining balance of the assets at the end of the concession. As established in the contract signed between the Company and the Nation, at the end of the concession the assets will revert to the Nation, which in turn will indemnify the Company for those assets that have not yet been totally depreciated. In cases where there is no indemnity, or there is uncertainty related to the indemnity, at the end of the concession, such as thermal generation, and hydroelectric generation as an independent power producer, no residual value is recognized, and the depreciation rates are adjusted so that all the assets are depreciated within the concession.

The company transferred to Financial assets the remaining accounting balances of the plants at July 2015 which will be the subject of indemnity by the concession-granting power. For more information please see Note 14.

Consortia

The Company is a partner in an electricity generation consortium for the Queimado plant, for which no separate company with independent legal existence was formed to manage the object of the concession, the controls being kept in Fixed assets and Intangible assets. The Company’s portion in the consortium is recorded and controlled individually in the respective categories of PP&E and Intangible assets. This table shows the accumulated investments in the consortium, in which Companhia Energética de Brasília has an interest of 17.50%:

	Stake in energy generated, %	Average annual depreciation rate, %	2016	2015
In service
Porto Estrela plant	33.33%	3.68	—	—
Igarapava plant	14.50%	2.5	—	—
Funil plant	49.00%	4.21	—	—
Queimado plant	82.50%	4	217	212
Aimorés plant	49.00%	3.75	—	—
Capim Branco Energia Consortium	21.05%	3.75	—	—
Accumulated depreciation			(90)	(74)

			127	138
Under construction
Queimado plant	82.50%		—	4
Porto Estrela plant	33.33%		—	—
Capim Branco Energia Consortium	21.05%		—	—

			—	4

Total, consortia			127	142

17.	INTANGIBLE ASSETS

Assets of the concession

In accordance with Interpretation IFRIC 12 – Service Concession Arrangements, the portion of the distribution infrastructure that will be amortized during the concession, comprising the distribution assets, net of the interests held by consumers (‘Special Obligations’), is reported in Intangible assets.

Under the Brazilian regulatory framework Aneel is responsible for setting the economic useful life of the distribution assets of the electricity sector, periodically establishing a review in the valuation of these assets. The rates established by Aneel are used in the processes of reviewing tariff rates and calculating of the indemnity due at the end of the concession period, and are recognized as a reasonable estimate of the useful life of the assets of the concession. These rates, therefore, were used as a basis for valuation and amortization of intangible assets.

The intangible assets Temporary easements, Paid concessions, Right of commercial operation of concessions, and Others, are amortized on the straight-line basis and the rates used are those set by Aneel. The Company has not identified any indications of impairment of its intangible assets, which have defined useful lives.

a)	Composition of the balance at December 31, 2016 and 2015

	2016			2015
	Historic cost	Accumulated amortization	Residual value	Historic cost	Accumulated amortization	Residual value
In service
Useful life defined
Temporary easements	12	(2)	10	11	(1)	10
Paid concession	19	(10)	9	19	(10)	9
Assets of concession	16,288	(7,040)	9,248	15,607	(6,642)	8,965
Other	77	(59)	18	71	(55)	16

	16,396	(7,111)	9,285	15,708	(6,708)	9,000

Under construction	1,535	—	1,535	1,275	—	1,275

Net intangible assets	17,931	(7,111)	10,820	16,983	(6,708)	10,275

b)	Changes in Intangible assets

	Balance at Dec. 31, 2015	Additions	Special obligations – write-down (1)	Write-offs	Amortization	Transfer	Balance at Dec. 31, 2016
In service
Useful life defined
Temporary easements	10	—	—	—	—	—	10
Paid concession	9	—	—	—		—	9
Assets of concession	8,967	6	98	(32)	(595)	804	9,248
Other	14	—	—	—	(4)	8	18

	9,000	6	98	(32)	(599)	812	9,285

Under construction	1,275	1,157	—	(8)	—	(889)	1,535

Net intangible assets – Consolidated	10,275	1,163	98	(40)	(599)	(77)	10,820

(1)	This write-down of a Special Obligation arises from signature of a Debt Recognition Contract by Eletrobras, in the amount of R$ 98,236, for restitution of amounts calculated in the final settlement of Financing and Subsidy Contracts for the Luz Para Todos (‘Light for Everyone’) program, with funds from the CDE account, and return of funds related to the Global Reversion Reserve (RGI).

	Balance at Dec. 31, 2014	Additions	Transfer of assets to Aliança Geração de Energia	Indemnity – plants not renewed	Write-offs	Amortization	Transfer from Financial to Intangible on renewal of concessions(*)	Transfers	Balance at Dec. 31, 2015
In service
Useful life defined
Temporary easements	12	—	(1)	—	—	—	—	—	11
Paid concession	24	—	(13)	—	—	(2)	—	—	9
Assets of concession	2,223	8	—	—	(21)	(512)	7,162	107	8,967
Other	17	—	—	—	—	(5)	—	1	13

	2,276	8	(14)	—	(21)	(519)	7,162	108	9,000

Under construction	1,103	1,108	—	—	(17)	—	—	(919)	1,275

Net intangible assets – Consolidated	3,379	1,116	(14)	—	(38)	(519)	7,162	(811)	10,275

(*)	See comments in Note 13.

	Balance at Dec. 31, 2013	Adjustment due to business combination	Additions	Write-offs	Amortization	Transfers	Balance at Dec. 31, 2014
In service
Useful life defined
Temporary easements	12	—	—	—	—	—	12
Paid concession	27	—	—	—	(3)	—	24
Assets of concession	866	1,073	—	—	(448)	732	2,223
Other	25	—	—	—	(6)	(2)	17

	930	1,073	—	—	(457)	730	2,276

Under construction	1,074	109	868	(25)	—	(923)	1,103

Net intangible assets – Consolidated	2,004	1,182	868	(25)	(457)	(193)	3,379

The annual average amortization rate is 3.51%. The average rates of annual amortization, by activity, set by the legislation for the sector, are:

Hydroelectric generation	Thermal generation	Distribution	Management and other	Telecoms
20.00%	19.35%	3.85%	23.29%	11.56%

The Company has not identified indications of impairment of its intangible assets, which have defined useful lives. The Company has no intangible assets with non-defined useful life. The amount of additions, R$ 1,163, includes R$ 142 (R$ 159 in 2015, and R$ 70 in 2014) under the heading Capitalized Financial Costs, as presented in Note 20.

18.	SUPPLIERS

	2016	2015
Electricity on spot market – CCEE	168	308
Charges for use of electricity network	78	81
Electricity purchased for resale	677	647
Itaipu Binacional	207	315
Gas purchased for resale	462	236
Materials and services	348	314

	1,940	1,901

19.	TAXES, INCOME TAX AND SOCIAL CONTRIBUTION TAX

a)	Taxes payable

The non-current Pasep and Cofins obligations refer to the legal proceedings challenging the constitutionality of inclusion of the ICMS tax, which has been charged, within the amount on which the Pasep and Cofins taxes are calculated; and seeking authorization to offset the amounts paid over the last ten years. The Company and its subsidiaries Cemig D (Distribution) and Cemig GT (Generation and Transmission) obtained interim relief from the court allowing them not to make the payment, and authorizing payment through court deposits (starting in 2008), and maintained this procedure until July 2011. After that date, while continuing to challenge the basis of the calculation in court, they opted to pay the taxes monthly. Additionally, in July 2015 the Company began to make provision for Pasep and Cofins taxes on updating of Financial assets, in accordance with tax legislation coming into force on that date.

	2016	2015
Current
ICMS	502	462
Cofins	128	157
Pasep	28	33
INSS	25	22
Other	111	66

	794	740
Non-current
Cofins	595	609
Pasep	129	131

	724	740

	1,518	1,480

b)	Income tax and Social Contribution tax:

	2016	2015
Current
Income tax	19	8
Social Contribution tax	8	3

	27	11

20.	LOANS, FINANCINGS AND DEBENTURES

Financing source	Principal maturity	Annual financing cost %	Currency	2016			2015
				Current	Non-current	Total	Total
FOREIGN CURRENCY
Banco do Brasil – Various bonds (1)	2024	Various	US$	1	22	23	33
KFW	2016	4.50	EURO	—	—	—	3
KFW	2024	1.78	EURO	4	3	7	11

Debt in foreign currency				5	25	30	47
Brazilian currency				—	—	—
Banco do Brasil	2017	108.33% of CDI	R$	72	—	72	144
Banco do Brasil	2017	108.00% of CDI	R$	151	—	151	433
Banco do Brasil	2016	104.10% of CDI	R$	285	270	555	925
Banco do Brasil (6)	2016	104.25% of CDI	R$	—	—	—	804
Banco do Brasil	2017	111.00% of CDI	R$	50	—	50	100
Banco do Brasil	2020	114.00% of CDI	R$	8	494	502	499
Banco do Brasil	2018	132.90% of CDI	R$	291	292	583
Brazilian Development Bank (BNDES)	2026	TJLP+2.34	R$	8	66	74	81
Brazilian Development Bank (BNDES)	2026	TJLP+2.48	R$	—	—	—	11
CEF	2018	119.00% of CDI	R$	100	9	109	201
CEF	2020	132.14% of CDI	R$	65	616	681	—
Eletrobras	2023	Ufir, RGR + 6.00 to 8.00	R$	19	49	68	185
Large consumers	2018	Various	R$	4	2	6	8
Finep	2018	TJLP + 5 and TJLP + 2.5	R$	3	3	6	9
Promissory Notes—8th Issue (3)	2016	111.70 of CDI	R$	—	—	—	1,889
Promissory Notes—6th Issue (2)	2016	120.00 of CDI	R$	—	—	—	1,441
Promissory Notes—7th Issue (2)	2017	128.00% of CDI	R$	667	—	667	—
BASA	2018	CDI+1.9	R$	2	120	122	121
Sonda (4)	2021	110% of CDI	R$	46	37	83	—
Promissory Notes—1st Issue (4)	2015	110.40% of CDI	R$	—	—	—	23

Debt in Brazilian currency				1,771	1,958	3,729	6,874

Total of loans and financings				1,776	1,983	3,759	6,921

Debentures, 2nd Issue (3)	2017	IPCA + 7.96	R$	235	—	235	441
Debentures—3rd Issue, 1st Series (2)	2017	CDI + 0.90	R$	543	—	543	540
Debentures—3rd Issue, 3rd Series (2)	2022	IPCA + 6.20	R$	50	933	983	923
Debentures—3rd Issue, 2nd Series (2)	2019	IPCA + 6.00	R$	15	278	293	275
Debentures—3rd Issue, 2nd Series (3)	2021	IPCA + 4.70	R$	59	1,436	1,495	1,403
Debentures—3rd Issue, 3rd Series (3)	2025	IPCA + 5.10	R$	38	857	895	839
Debentures—3rd Issue, 1st Series (3)	2018	CDI + 0.69	R$	53	411	464	462
Debentures	2018	CDI+1.60	R$	553	485	1,038	1,037
Debentures	2020	IPCA+8.07	R$	1	30	31	29
Debentures—7th Issue, 1st Series (2)	2021	140.0% of CDI	R$	(7)	2,204	2,197	—
Debentures, 4th Issue (3)	2018	CDI + 4.05%	R$	805	793	1,598	—
Debentures—4th Issue, 2nd Series (2)	2016	CDI+0.85	R$	—	—	—	501
Debentures—5th Issue, 1st Series (2)	2018	CDI+1.70	R$	711	700	1,411	1,412
Debentures (5)	2016	TJLP+3.12	R$	—	—	—	41
Debentures (5)	2018	CDI + 1.60	R$	1	100	101	103
Debentures (5)	2018	CDI+0.74	R$	33	34	67	100
Debentures (5)	2022	TJLP+7.82 (75%) and Selic+1.82(25%)	R$	20	114	134	125
Cemig Telecom—1st Issue, 1st Series (4)	2018	TJLP+2.62	R$	—	—	—	8
Cemig Telecom—1st Issue, 2nd Series (4)	2018	TJLP+3.32	R$	—	—	—	3
Cemig Telecom—1st Issue, 3rd Series (4)	2018	TJLP+1.72	R$	—	—	—	2
Cemig Telecom—1st Issue, 4th Series (4)	2018	TJLP+2.62	R$	—	—	—	2

(–) FIC Pampulha: Securities of subsidiary companies (7)				(49)	(16)	(65)	—

Total. debentures				3,061	8,359	11,420	8,246

Overall total – Consolidated				4,837	10,342	15,179	15,167

(1)	Interest rates vary from 2.00 to 8.00% p.a. Six-month Libor plus spread of 0.81% to 0.88% p.a.
(2)	Cemig GT (Cemig Geração e Transmissão).
(3)	Cemig D (Cemig Distribuição).
(4)	Cemig Telecom.
(5)	Gasmig.
(6)	On April 22, 2016 Cemig D signed amendments to two Bank Credit Notes issued in favor of Banco do Brasil, for a total of R$ 600 million, to roll over existing debt. The interest rate is 128.00% of the CDI rate, p.a., and the funds will be paid in four six-monthly installments with the last maturity in April 2018.
(7)	FIC Pampulha has financial investments in securities issued by subsidiaries of the Company. For more information, and characteristics of the fund, see Note 28.

Guarantees

The guarantees of the debtor balance on loans and financings, on December 31, 2016, were as follows:

2016
Promissory Notes and Sureties	11,023
Receivables	3,840
Without guarantee	316

TOTAL	15,179

The consolidated composition of loans, financings and debentures, by currency and indexor, with the respective amortization, is as follows:

	2017	2018	2019	2020	2021	2022	2023	After 2024	Total
Currency
US dollar	1	—	—	—	—	—	—	22	23
Euro	4	3	—	—	—	—	—	—	7

Total by currency	5	3	—	—	—	—	—	22	30
Indexors
IPCA index (1)	399	139	628	797	796	531	214	429	3,933
UFIR / RGR (2)	19	17	13	11	3	4	2	—	69
CDI Rate (Bank CD rate) (3)	4,379	3,685	1,155	954	755	—	—	—	10,928
URTJ / TJLP (4)	31	34	31	32	32	26	8	19	213
IGP–DI (5)	2	1	1	—	—	—	—	—	4
TR Rate (6)	2	—	—	—	—	—	—	—	2

Total by indexor	4,832	3,876	1,828	1,794	1,586	561	224	448	15,149

Overall total	4,837	3,879	1,828	1,794	1,586	561	224	470	15,179

(1)	Expanded National Consumer Price (IPCA) Index.
(2)	Fiscal Reference Unit (UFIR / RGR).
(3)	Interbank Rate for Certificates of Deposit.
(4)	URTJ: Interest rate reference unit.
(5)	IGP-DI (‘General Domestic Availability Price Index’).
(6)	TR Reference Interest Rate

The principal currencies and indexors used for monetary updating of loans and financings had the following variations:

Currency	2016 (%)	2015 (%)	Indexor	2016 (%)	2015 (%)
US dollar	(16.54)	47.01	IPCA	6.29	10.67
Euro	(19.10)	31.71	CDI	14.06	13.23

The changes in loans, financings and debentures were as follows:

Balance on December 31, 2013	9,457

Loans and financings obtained	4,562
Funding costs	—

Financings obtained net of funding costs	4,562
Liabilities assumed in business combinations(*)	392
Monetary and exchange rate variation	266
Financial charges provisioned	1,007
Financial charges paid	(781)
Amortization of financings	(1,394)

Balance on December 31, 2014	13,509

Loans and financings obtained	5,817
Funding costs	(78)

Financings obtained net of funding costs	5,739
Monetary and exchange rate variation	400
Financial charges provisioned	1,545
Financial charges paid	(1,331)
Amortization of financings	(4,695)

Balance on December 31, 2015	15,167

Loans and financings obtained	5,878
Funding costs	(141)
Financings obtained net of funding costs	5,737
Monetary and exchange rate variation	231
Borrowing costs provisioned	2,070
Borrowing costs paid	(2,369)
Amortization of financings	(5,592)
(–) FIC Pampulha: Securities of subsidiary companies	(65)

Balance at December 31, 2016	15,179

(*)	Balance arising from consolidation of Gasmig starting in October 2014.

Borrowing costs, capitalized

The Company transferred to Intangible assets the costs of loans and financings linked to works, as follows:

	2016	2015	2014
Costs of loans and financings	2,070	1,545	1,007
Financial costs transferred to Intangible assets	(142)	(159)	(70)

Net effect in Profit or loss	1,928	1,386	937

The value of the charges capitalized, R$ 142 (R$ 159 in 2015 and R$70 in 2014), has been excluded from the Statement of Cash Flow, and from the additions to the Cash flow in investment activities, because it does not represent an outflow of cash for acquisition of the related asset.

The average rate of capitalization of the loans and financings whose costs were transferred to works was 18.02% (15.25% in 2015 and 11.62% in 2014).

Funding raised

This table gives the consolidated totals of funds raised in 2016:

2016	Principal maturity	Annual financial cost, %	Amount raised
Brazilian currency
Caixa Econômica Federal – Cemig D	2020	132.14% of CDI	674
Debentures (Cemig D)	2018	CDI + 4.05%	1,575
KfW (Cemig GT)	2018	1.78%	2
Promissory Notes – Cemig GT – 7th Issue	2017	128% of CDI	606
Debentures – 4th Issue, 7th Series (Gasmig)	2020	TJLP	24
Debentures: 7th Issue (CEMIG GT)	2021	140% of CDI	2,195
Banco do Brasil	2018	132.90% of CDI	580
Sonda (Cemig Telecom)	2021	110% of CDI	81

Financings obtained net of funding costs			5,737

2015	Principal maturity	Annual financial cost, %	Amount raised
Brazilian currency
Banco do Brasil (Cemig GT)	2015	106.90% of CDI	593
Debentures 6th Issue – 1st Series (Cemig GT)	2018	CDI + 1.60%	967
Debentures 6th Issue – 2nd Series (Cemig GT)	2020	IPCA + 8.07%	27
Promissory Notes—6th Issue (Cemig GT)	2016	120% of CDI	1,407
Banco da Amazônia (Cemig GT)	2018	CDI + 1.90%	118
Caixa Econômica Federal (Cemig D)	2018	119% of CDI	200
Promissory Notes—8th Issue (Cemig D)	2016	111.70% of CDI	1,685
Banco do Brasil (Cemig D)	2020	114% of CDI	487
Banco do Brasil (Cemig D)	2017	111% of CDI	98
Debentures—4th Issue (Gasmig)	2022	TJLP + 7.82 (75%) and Selic + 1.82 (25%)	34
Debentures—5th Issue (Gasmig)	2018	CDI + 1.60%	100
Itaú Unibanco/Banco BBM (Cemig Telecom)	2016	120% of CDI	23

Total funding			5,739

2014	Principal maturity	Annual financial cost, %	Amount raised
Foreign currency
KfW (GT)	2024	1.78%	10

Total in foreign currency			10

Brazilian currency
Debentures – 4th Issue (GT)	2016	CDI + 0.85%	505
Promissory Notes—5th Issue (GT)	2015	106.85% of the CDI Rate	1,400
Debentures – 5th Issue (GT)	2018	CDI + 1.70%	1,400
Finep (GT)	2018	TJLP + 2.5%	3
Brazilian Development Bank (BNDES) (D)	2020	TJLP + 2.48%	14
Promissory Notes—7th Issue (D)	2015	105.00% of the CDI Rate	1,210
Promissory notes – 1st Issue – Cemig Telecom	2015	110.4% of the CDI Rate	20

Total in Brazilian currency			4,552

Total raised			4,562

7th Issue of Commercial Promissory Notes

On July 1, 2016 Cemig GT concluded its seventh issue of Commercial Promissory Notes, totaling R$ 620. The proceeds were allocated to payment of the second portion of the Concession Grant Fee for the hydroelectric plants in Lot D of Aneel Auction 12/2015, and to strengthen the Company’s working capital. The notes have maturity at 360 days, on June 26, 2017, and pay remuneratory interest of 128% of the accumulated variation resulting from the average one-day interbank over extra grupo DI rate, which will be paid on the maturity date. This issue has a surety guarantee from the holding company, Cemig.

Issue of Bank Credit Note

On October 24, 2016 Cemig GT issued a Bank Credit Note in favor of Banco do Brasil, in the total amount of R$ 600, for the purpose of payment and/or amortization of transactions entered into with Banco do Brasil itself. This loan has an annual interest rate of 132.90% of the CDI rate, and will be paid in four half-yearly installments, with the last maturity in October 2018.

7th debenture issue

On December 29, 2016, Cemig Geração e Transmissão S.A. made its seventh issue of non-convertible debentures, for a total of R$ 2,240, after funding costs, in a single series, with maturity at five years. This issue has guarantees of real assets and an additional surety guarantee. Interest will be paid monthly, with no grace period, at 140% of the CDI rate, up to the 23rd month. Starting at the 24th month, principal and interest will be paid, with final maturity on December 29, 2021. The proceeds were used for payment of Cemig GT’s sixth issue of promissory notes, and also for replenishment of the Company’s cash position.

Debentures

The debentures issued by the Company are not convertible into shares, and have the following characteristics:

Issuer	Guarantee	Annual cost (%)	Maturity	2016	2015
Cemig GT – 2nd Issue – 2nd Series	None	IPCA + 7.68	2015	—	—
Cemig GT – 3rd Issue – 1st Series	Unsecured	CDI + 0.90	2017	543	540
Cemig GT – 3rd Issue – 3rd Series	Unsecured	IPCA + 6.20	2022	983	923
Cemig GT – 3rd Issue – 2nd Series	Unsecured	IPCA + 6.00	2019	293	275
Cemig GT – 4th Issue	Unsecured	CDI + 0.85	2016	—	501
Cemig GT – 5th Issue	Unsecured	CDI*1.70	2018	1,411	1,412
Cemig D – 3rd Issue – 1st Series	Surety	CDI + 0.69	2018	464	462
Cemig D – 3rd Issue – 2nd Series	Surety	IPCA + 4.70	2021	1,495	1,403
Cemig D – 3rd Issue – 3rd Series	Surety	IPCA + 5.10	2025	895	839
Debentures	Surety	CDI+1.6	2018	1,038	1,037
Debentures	Surety	IPCA+8.07	2020	31	29
Cemig D – 2nd Issue	None	IPCA + 7.96	2017	235	441
Cemig D – 4th Issue	Surety	CDI + 4.05%	2018	1,598
Debentures – 7th Issue, 1st Series (2)	Receivables (Revenue)	140.0% of CDI	2021	2,197
Gasmig	Unsecured	TJLP+3.12	2016	—	41
GASMIG	Unsecured	CDI + 1.60	2018	101	103
Gasmig	Unsecured	CDI+0.62	2015		—
Gasmig	Unsecured	CDI+0.74	2018	67	100
Gasmig	Unsecured	TJLP+7.82 (75%) and Selic+1.82(25%)	2022	134	125
Cemig Telecom—1st Issue, 1st Series (4)	Receivables (Revenue)	TJLP+2.62	2018	—	8
Cemig Telecom—1st Issue, 2nd Series (4)	Receivables (Revenue)	TJLP+3.32	2018	—	3
Cemig Telecom—1st Issue, 3rd Series (4)	Receivables (Revenue)	TJLP+1.72	2018	—	2
Cemig Telecom—1st Issue, 4th Series (4)	Receivables (Revenue)	TJLP+2.62	2018	—	2
Cemig Telecom—1st Issue, 5th Series (4)	Receivables (Revenue)	TJLP+3.32	2018	—	—
Cemig Telecom—1st Issue, 6th Series (4)	Receivables (Revenue)	TJLP+1.72	2018	—	—

Subtotal				11,485	8,246
(-)FIC Pampulha-Títulos de empresas controladas				(65)	—

TOTAL				11,420	8,246

For the debentures issued by the Company, there are no agreements for renegotiation, nor debentures held in treasury. There is an early maturity cross-default clause in the event of non-payment of any pecuniary obligation with individual or aggregate value, by Cemig GT or its parent company, Cemig, greater than R$ 50.

Restrictive covenants

The Company has contracts with covenants linked to financial indices, as follows:

Transaction	Ratio	Ratio requirement – Issuer	Ratio requirement – Cemig (Guarantor)	Timing requirement
BNDES Financing – Cemig GT (1)	Equity of Guarantor / Total assets of Guarantor	—	30% or more	Annual
Banco do Brasil Credit Note – Cemig GT (2)	Net debt of Surety / Ebitda of Surety	—	Less than or = 6.00 in 2016 5.26 in 2017 5.00 in 2018	Quarterly, from December 2016
7th Debenture Issue – Cemig GT (3)	Net debt / (Ebitda + Dividends received)	Less than or = 5.5 in 2017 5.0 in 2018 4.5 in 2019 3.0 in 2020 2.5 in 2021	Less than or = 4.5 in 2017 4.25 in 2018 3.5 in 2019 3.0 in 2020 2.5 in 2021	Half-yearly, from June 2017
Gasmig Debentures (4)	Total debt / Total assets Ebitda / Debt servicing	Less than 0.6 1.30 or more	—	Annual

(1)	If the Company does not succeed in achieving the required ratio, it will have six months from the end of the business year in which the ratio was found, to: (i) constitute real guarantees which in the assessment of the BNDES represent 130.00% of the value of the debtor balance of the contract; or (ii) present an interim balance sheet, audited by an auditor accredited by the CVM, that indicates the return to the index required.
(2)	Bank Credit Note issued in favor of Banco do Brasil in October 2016, for R$ 600. If additional or more restrictive financial covenants are agreed with other creditors, they will automatically be incorporated into the Bank Credit Note.
(3)	7th Issue of Debentures by Cemig GT, in December 2016, of R$ 2,240.
(4)	If it does not succeed in achieving the required ratio, Gasmig will have 120 days from the date of a communication in writing from BNDESPar or BNDES to constitute guarantees that are acceptable to the debenture holders for the total amount of the debt, obeying the rules of the National Monetary Council, unless in that period the required ratios have been re-established. Cross-default: Certain contractually specified situations can cause early maturity of other debts.

On December 31, 2016 all the restrictive covenants relating to financial ratios of the Company were complied with.

21.	REGULATORY CHARGES

	2016	2015
Assets
Global Reversion Reserve (RGR) (1)	48	—
	48	—
Liabilities
Global Reversion Reserve – RGR	35	48
Energy Development Account – CDE	189	280
Eletrobrás – Compulsory loan	0	1
Aneel inspection charge	3	3
Energy Efficiency	288	207
Research and Development	234	160
Energy System Expansion Research	3	2
National Scientific and Technological Development Fund	5	3
Proinfa Alternative Energy Program	8	7
Royalties for use of water resources	23
Emergency capacity charge	31	31
Consumer charges – ‘Tariff Flag’ amounts	17	1

	836	743

Current assets	48	—
Current liabilities	381	517
Non-current liabilities	455	226

(1)	Cemig GT requested from Aneel a review of the amounts paid for the RGR Contribution in previous years, due to the basis of calculation used at the time for calculation of that charge. Cemig GT recognized the right to recover the amount of R$ 119, to be offset against RGR payable, only after the conclusion, in 2016, of a judgment by Aneel, as per Aneel Technical Note 162/2016, which accepted Cemig GT’s request.

22.	POST-RETIREMENT LIABILITIES

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

Amortization of the actuarial obligations and recognition in the financial statements

In this Note the Company states its obligations and expenses incurred for purposes of the Retirement Plan, Health Plan, Dental Plan and the Life Insurance Plan in accordance with the standards specified by the IAS 19 – Employee Benefits, and an independent actuarial opinion issued as of December 31, 2016.

The Company has recognized an obligation for past actuarial deficits relating to the pension fund in the amount of R$ 787 on December 31, 2016 (R$ 812 on December 31, 2015). This amount has been recognized as an obligation payable by Cemig, its subsidiaries and jointly-controlled entities, and is being amortized by June 2024, through monthly installments calculated by the system of constant installments (known as the ‘Price’ table), and adjusted by the IPCA (Expanded National Consumer Price) inflation index (published by the Brazilian Geography and Statistics Institute – IBGE) plus 6% per year. Because the Company is required to pay this debt even if Forluz has a surplus, the Company decided to record the debt in full, and record the effects of monetary updating and interest in Financial revenue (expenses) in the Statement of income.

Independent Actuarial Information

The consolidated actuarial information is as follows:

2016	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Present value of funded obligations	9,743	1,711	38	814	12,306
Fair value of plan assets	(8,128)	—	—	—	(8,128)

Initial net liabilities	1,615	1,711	38	814	4,178
Adjustment to asset ceiling	64	—	—	—	64

Net liabilities in the statement of financial position	1,679	1,711	38	814	4,242

2015	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Present value of funded obligations	8,049	1,323	30	554	9,956
Fair value of plan assets	(6,703)	—	—	—	(6,703)

Net liabilities in statement of financial position	1,346	1,323	30	554	3,253

The changes in the present value of the defined benefit obligation are as follows:

	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Defined-benefit obligation on December 31,2013	7,352	1,012	28	600	8,992

Cost of current service	6	6	—	4	16
Interest on the actuarial obligation	869	125	4	73	1,071
Actuarial losses (gains) recognized
Due to changes in financial assumptions	241	38	1	33	313
Due to adjustments based on experience	329	12	1	(19)	323
	570	50	2	14	636
Benefits paid	(673)	(73)	(2)	(11)	(759)

Defined-benefit obligation on December 31,2014	8,124	1,120	32	680	9,956

Cost of current service	6	7	1	3	17
Interest on the actuarial obligation	934	135	3	81	1,153
Actuarial losses (gains) recognized
Due to changes in demographic assumptions	8	43	1	(71)	(19)
Due to changes in financial assumptions	(822)	128	(1)	(122)	(817)
Due to adjustments based on experience	533	(33)	(4)	69	565
	(281)	138	(4)	(124)	(271)
Plan amendment—Past service	—	—	—	(74)	(74)
Benefits paid	(734)	(77)	(2)	(12)	(825)

Defined-benefit obligation on December 31,2015	8,049	1,323	30	554	9,956

Cost of current service	5	9	0	3	17
Interest on the actuarial obligation	1,013	174	4	72	1,263
Actuarial losses (gains) recognized	0	0	0	0	0
Due to changes in demographic assumptions	(1)	0	0	0	(1)
Due to changes in financial assumptions	1,253	391	9	175	1,828
Due to adjustments based on experience	231	(87)	(3)	21	162
	1,483	304	6	196	1,989
Benefits paid	(807)	(99)	(2)	(11)	(919)

Defined-benefit obligation on December 31, 2016	9,743	1,711	38	814	12,306

Changes in the fair values of the plan assets were as follows:

Pension plans and retirement supplement plans
Fair value at December 31. 2013	7,728

Real return on the investments	889
Contributions from the Employer	107
Benefits paid	(673)

Fair value at December 31. 2014	8,051

Real return on the investments	(730)
Contributions from the Employer	116
Benefits paid	(734)

Fair value at December 31. 2015	6,703

Real return on the investments	2,105
Contributions from the Employer	127
Benefits paid	(807)

Fair value at December 31. 2016	8,128

The amounts recognized in the 2016, 2015 and 2014 Statement of income are as follows:

2016	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Cost of current service	5	9	—	3	17
Interest on the actuarial obligation	1,014	173	4	72	1,263
Expected return on the assets of the Plan	(833)	—	—	—	(833)

Total expense in 2016 according to actuarial calculation	186	182	4	75	447

2015	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Cost of current service	6	7	1	3	17
Interest on the actuarial obligation	934	135	3	81	1,153
Expected return on the assets of the Plan	(933)	—	—	—	(933)
Past service cost	—	—	—	(74)	(74)

Expense as per actuarial opinion	7	142	4	10	163

Adjustment relating to debt to Forluz	122	—	—	—	122

Expense in 2015	129	142	4	10	285

2014	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Cost of current service	6	6	—	4	16
Interest on the actuarial obligation	869	125	4	73	1,071
Expected return on the assets of the Plan	(922)	—	—	—	(922)

Expense as per actuarial opinion	(47)	131	4	77	165

Adjustment to the asset ceiling	47	—	—	—	47
Adjustment relating to debt to Forluz	99	—	—	—	99

Expense in 2014	99	131	4	77	311

The company made changes to its life insurance, coming into effect on 2015, which result in changes to the maximum limit of the capital insured. This change resulted in a reduction of R$ 74 in the post-retirement liabilities, with counterpart in the Statement of income for 2015.

Changes in net liabilities:

	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Net liabilities on December 31. 2013	808	1,012	29	600	2,449

Expense Recognized in Statement of income	99	131	4	77	311
Contributions paid	(109)	(73)	(2)	(11)	(195)
Actuarial losses (gains)	—	50	2	14	66

Net liabilities on December 31. 2014	798	1,120	33	680	2,631

Expense Recognized in Statement of income	129	142	4	84	359
Contributions paid	(116)	(77)	(3)	(12)	(208)
Plan amendment—Past service	—	—	—	(74)	(74)
Actuarial losses (gains)	535	138	(4)	(124)	545

Net liabilities on December 31. 2015	1,346	1,323	30	554	3,253

Expense recognized in Income statement	187	182	4	75	448
Contributions paid	(128)	(99)	(2)	(11)	(240)
Actuarial losses (gains) (*)	274	305	6	196	781

Net liabilities on December 31, 2016	1,679	1,711	38	814	4,242

			2016	2015	2014

Current liabilities			199	167	153
Non-current liabilities			4,043	3,086	2,478

(*)	Recognized directly in Equity

In 2016, 2015 and 2014, the expenses related to the debt agreed upon with Forluz were registered in Financial revenue (expenses), because they represent interest and monetary updating. The other expenses on the pension fund and on health, dental, and life insurance plans are recorded in the Other operating expenses line.

The independent actuary’s estimate for the expense amount to be recognized for the 2017 business year is as follows:

	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Cost of current service	4	11	—	4	19
Interest on the actuarial obligation	980	178	4	85	1,247
Expected return on the assets of the Plan	(810)	—	—	—	(810)

Expense in 2017 as per actuarial opinion	174	189	4	89	456

The expectation for payment of benefits for the 2017 business year is as follows:

	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Estimate of payments of benefits	843	104	2	11	960

The Company and its subsidiaries have the expectation of making contributions of R$ 133 to the pension fund in 2017 for amortization of the agreed debt, and R$ 107 to the Defined Contribution Plan (recorded directly in the Statement of income for the year).

The average periods of maturity of the obligations under the benefit plans, in years, are as follows:

Pension and retirement supplement plans		Health Plan	Dental Plan	Life insurance
Plan A	Plan B
9.58	11.83	13.38	13.38	11.83

The principal categories of assets of the plan, as a percentage of the total of the plan’s assets, are as follows:

	2016	2015
Shares of Brazilian companies	3.84%	6.90%
Fixed income securities	74.96%	66.38%
Real estate property	8.14%	9.66%
Other	13.06%	17.06%

Total	100.00%	100.00%

The assets of the Pension Plan include the following assets, valued at fair value, of Cemig, Cemig GT and Cemig D:

	2016	2015
Non-convertible debentures issued by the Sponsor and subsidiaries	397	418
Shares issued by the Sponsor	7	6
Real estate properties of the Foundation occupied by the Sponsors	710	230

	1,114	654

This table gives the main actuarial assumptions:

	2016	2015	2014
Annual discount rate for present value of the actuarial liability	10.50%	13.20%	12.00%
Annual expected return on plan assets	10.50%	13.20%	12.00%
Long-term annual inflation rate	4.50%	5.50%	5.50%
Annual salary increases	6.59%	7.61%	7.61%
Mortality rate	AT-2000	AT-2000	AT-2000
Disability rate	Álvaro vindas	Álvaro vindas	Álvaro Vindas
Disabled mortality rate	AT 49	AT 49	AT 49

Below is a sensitivity analysis of the effects of changes in the principal actuarial assumptions used to determine the defined-benefit obligation on December 31, 2016:

Effects on the defined-benefit obligation	Pension and retirement supplement plan	Health Plan	Dental Plan	Life insurance	TOTAL
Reduction of one year in the mortality table	278	26	1	—	305
Increase of one year in the mortality table	—	—	—	30	30
Reduction of 1% in the discount rate	981	222	5	153	1,361

In the presentation of the sensitivity analysis, the present value of the defined-benefit obligation was calculated using the Unit Projected Credit method, the same method used to calculate the defined-benefit obligation recognized in the Statement of financial position. The Company has not made changes in the methods used to calculate its post-retirement obligations for the business years ending December 31, 2016 and 2015.

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

The Company and its subsidiaries have made Provisions for contingencies in relation to the legal actions in which, based on the assessment of the Company and its legal advisors, the chances of loss are assessed as ‘probable’ (i.e. that an outflow of funds to settle the obligation will be necessary), as follows:

	2015	Additions	Reversals	Closed	2016
Employment-law cases	290	125	(5)	(60)	350
Civil cases	—	—	—	—	—
Consumer relations	18	15	(3)	(15)	15
Other civil actions	28	18	—	(6)	40

	46	33	(3)	(21)	55
Tax	67	3	(1)	(1)	68
Environmental	—	—	—	—	—
Regulatory	46	3	(3)	(2)	44
Corporate (1)	269	—	(30)	—	239
Other	37	35	(4)	(9)	59

Total	755	199	(46)	(93)	815

	2014	Additions	Reversals	Closed	2015
Employment-law cases	323	39	(35)	(37)	290
Civil cases
Consumer relations	19	14	(2)	(13)	18
Other civil actions	24	10	—	(6)	28

	43	24	(2)	(19)	46
Tax	72	5	(9)	(1)	67
Environmental	1	—	(1)	—	—
Regulatory	36	13	(3)	—	46
Corporate (1)	239	30	—	—	269
Other	41	6	(9)	(1)	37

TOTAL	755	117	(59)	(58)	755

	2013	Additions	Reversals	Closed	Liabilities assumed in business combination (1)	2014
Employment-law cases	146	250	(7)	(66)	—	323
Civil cases
Consumer relations	29	10	(10)	(10)	—	19
Other civil actions	23	12	(6)	(5)	—	24

	52	22	(16)	(15)	—	43
Tax	26	30	(18)	(16)	50	72
Environmental	1	1	(1)	—	—	1
Regulatory	50	8	(22)	—	—	36
Corporate (1)	—	239	—	—	—	239
Other	31	14	(2)	(2)	—	41

TOTAL	306	564	(66)	(99)	50	755

(1)	The difference in monetary updating of the Advance against Future Capital Increase made by the government of Minas Gerais State, subject of dispute, has been provisioned with a counterpart in Financial revenue (expenses). There are more details in Note 27.

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

The Company and its subsidiaries are parties in various legal actions brought by its employees and by employees of service providing companies. Most of these claims relate to overtime and additional pay, severance payments, various benefits, salary adjustments and the effects of such items on a supplementary retirement plan. In addition to these actions, there are others relating to outsourcing of labor, complementary additions to or re-calculation of retirement pension payments by Forluz, and salary adjustments.

The value of the contingency is approximately R$ 1,544 (R$ 972 on December 31, 2015), of which R$ 349 has been provisioned (R$ 290 on December 31, 2015) – this being the probable estimate for funds needed to settle these disputes.

The increase in the amount of the contingency is due, among other factors, to the larger volume of legal actions being taken by former employees, arising from severances over recent years, and also the higher volume of actions on remuneration for hazardous work, due to new legal arguments which have emerged following recent legislative changes.

Consumer relations

The Company and its subsidiaries are parties in various civil actions relating to indemnity for pain and suffering and for material damages, arising, principally, from allegations of irregularity in measurement of consumption, and claims of undue charging, in the normal course of business, totaling R$ 33 (R$ 18 on December 31, 2015), of which R$ 15 (R$ 17 on December 31, 2015) has been provisioned – this being the probable estimate for funds needed to settle these disputes.

Other civil cases

Cemig and its subsidiaries are parties in various civil actions claiming indemnity for pain and suffering and for material damages, among others, arising from incidents occurring in the normal course of business, in the amount of R$ 227 (R$ 185 on December 31, 2015), of which R$ 40 (R$ 29 on December 31, 2015) – the amount estimated as probably necessary for settlement of these disputes – has been provisioned.

Tax

The Company and its subsidiaries are parties in numerous administrative and court actions relating to taxes, including, among other matters, subjects relating to the ICMS (Value Added) tax on goods and services; the Urban Property Tax (Imposto sobre a Propriedade Territorial Urbana, or IPTU); the Rural Property Tax (ITR); the tax on donations and legacies (ITCD), the Social Integration Program (Programa de Integração Social, or PIS), the Contribution to Finance Social Security (Contribuição para o Financiamento da Seguridade Social, or Cofins), Corporate Income Tax (Imposto de Renda Pessoa Jurídica, or IRPJ), the Social Contribution Tax (Contribuição Social sobre o Lucro Líquido, or CSLL) and applications to stay tax execution on tax matters. The amount of the contingency is approximately R$ 295 (R$ 257 on December 31, 2015). Of this total, R$ 70 has been provisioned (R$ 69 on December 31, 2015) – this being the best probable estimate for funds needed to settle these disputes.

Environmental

The Company and its subsidiaries are involved in environmental matters, in which the subjects include protected areas, environmental licenses, recovery of environmental damage, and other matters, in the approximate total amount of R$ 34 (R$ 26 on December 31, 2015).

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

The value of the contingency is approximately R$ 236 (R$ 202 on December 31, 2015), of which R$ 43 has been provisioned (R$ 45 on December 31, 2015) – this being the best probable estimate for funds needed to settle these disputes.

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

Based on the opinion of the Company’s legal advisors, the chances of loss have been assessed as ‘probable’ and the amount provisioned, with a counterpart in Financial revenue (expenses) of R$ 239 (R$ 269 on December 31, 2015), which is the estimated probable amount of funds that might be used to settle the matter.

Other legal actions in the normal course of business

Breach of contract – provision of services of cleaning power line paths and accesses

The Company is a party in disputes alleging losses suffered as a result of supposed breach of contract at the time of provision of services of cleaning of power line pathways and firebreaks. The amount provisioned is R$ 28 (R$ 24 on December 31, 2015), this being estimated as the likely amount of funds necessary to settle this dispute.

Other legal actions

In addition to the issues described above, the Company is involved, on plaintiff or defendant side, in other cases, of smaller scale, related to the normal course of its operations, with an estimated total amount of R$ 179 (R$ 126 on December 31, 2015), of which R$ 30 (R$ 12 on December 31, 2015) – the amount estimated as probably necessary for settlement of these disputes – has been provisioned. Management believes that it has appropriate defense for these actions, and does not expect these issues to give rise to significant losses that could have an adverse effect on the Company’s financial position or profit.

Contingent liabilities – for cases in which the chances of loss are assessed as ‘possible’, and the Company believes it has arguments of merit for legal defense

Tax and similar charges

The Company is a party in numerous administrative and court proceedings in relation to taxes. Below are details of the principal cases:

Indemnity of the employees’ future benefit – the ‘Anuênio’

In 2006, the Company paid an indemnity to its employees, totaling R$ 178, in exchange for rights to future payments (referred to as the Anuênio) for time of service, which would otherwise be incorporated, in the future, into salaries. The company did not pay income tax nor Social Security contributions in relation to these amounts because it considered that those obligations are not applicable to amounts paid as an indemnity. However, to avoid the risk of a future fine, the Company decided to apply for an order of mandamus, and the court permitted payment into Court of R$ 122 which, updated, represents the amount of R$ 255 (R$ 237 on December 31, 2015). This was posted in Escrow deposits in litigation. The amount of the contingency, updated, is R$ 290 (R$ 264 on December 31, 2015) and, based on the arguments above, Management has classified the chance of loss as ‘possible’.

Social Security contributions

The Brazilian federal tax authority (Secretaria da Receita Federal) has brought administrative proceedings against the Company, under various headings: employee profit shares (Participação nos Lucros e Resultados, or PLR), the Workers’ Food Program (Programa de Alimentação do Trabalhador, or PAT), overtime payments, hazardous occupation payments, matters related to Sest/Senat (transport workers’ support programs), and fines for non-compliance with accessory obligations. The Company has presented defenses and awaits judgment. The amount of the contingency is approximately R$ 1,510 (R$ 1,361 on December 31, 2015). The Company has assessed the chances of loss as ‘possible’ – reflecting among other considerations the assessment that these legal actions against the company are likely to be unsuccessful, grounded on evaluation of the claims and the related case law.

Non-homologation of offsetting of tax credit

In several administrative cases, the federal tax authority did not accept (and ratify) the Company’s declared offsetting of federal taxes using credits arising from undue or excess payment of federal taxes. The amount of the contingency is R$ 317 (R$ 663 on December 31, 2015). The Company has assessed the chance of loss as ‘possible’, since it believes that it has met the requirements of the National Tax Code (Código Tributário Nacional, or CTN).

The federal tax authority adjusted the debit balance in Cemig GT and Cemig D of the lawsuits in which the PIS and COFINS calculation base is discussed, with a current value of R$ 121 (R$ 448 as of December 31, 2015). This is the main factor in reducing the value of contingency.

Corporate tax return – restitution and offsetting

The Company is a party in an administrative case involving requests for restitution and compensation of credits arising from tax carryforward balances indicated in the tax returns (DIPJs) for the calendar years from 1997 to 2000, and also for excess payments identified by the corresponding tax payment receipts (DARFs and DCTFs). Due to completion of all appeals in the administrative sphere, an ordinary legal action has been filed, for the approximate total amount of R$ 535 (R$ 482 on December 31, 2015). The chances of loss in this action are assessed as ‘possible’, due to nullities in the conduct of the administrative proceedings and mistaken assumptions made by the inspectors in the administrative judgment, and also based on analysis of the Company’s argument and documents of proof.

Income tax withheld at sourced (IRRF) on capital gain in a stockholding transaction

The federal tax authority issued an infringement notice on Cemig as a jointly responsible party with its jointly-controlled entity Parati S.A. Participações em Ativos de Energia Elétrica (Parati), relating to income tax withheld (Imposto de Renda Retido na Fonte, or IRRF) allegedly applicable to returns paid by reason of a capital gain in a stockholding transaction relating to the purchase by Parati of 100.00% of the equity interest held by Enlighted in Luce LLC (a company with head office in Delaware, USA), holder of 75.00% of the shares in the Luce Brasil equity investment fund (FIP Luce), which was indirect holder, through Luce Empreendimentos e Participações S.A., of approximately 13.03% of the total and voting shares of Light S.A. (Light). The amount of the contingency is approximately R$ 198 (R$ 202 on December 31, 2015), and the chances of loss have been assessed as ‘possible’.

Social Contribution tax (‘CSLL’) on net income

The federal tax authority issued a claim for incorrect payment against the Company for the business years 2012 and 2013, alleging non-addition, or deduction, by the Company, of amounts relating to the following items in calculating the Social Contribution tax on net income: (i) Taxes with liability suspended; (ii) donations and sponsorship (Law 8313/91); and (iii) fines for various alleged infringements. The amount of this contingency is R$ 280 (R$ 227 on December 31, 2015). The Company has classified the chances of loss as ‘possible’, in accordance with the analysis of the case law.

ICMS (value added) Tax

The tax authority of Minas Gerais state has opened several administrative actions against Cemig D, raising a supposed divergence in the classification, for tax purposes, of certain consumers in the years 2011 through 2015. The amount of this contingency is R$ 82. The company has classified the chance of loss as ‘possible’, because it believes that it has arguments on the merit for defense in the court, and because of the absence of case law precedent.

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

The Company believes it has arguments of merit for defense in these claims, since the charge at present made is grounded on Aneel Normative Resolution 456/2000. As a result it has not constituted a provision for this action, the amount of which is estimated at R$ 1,305 (R$ 1,232 on December 31, 2015). It has assessed the chances of loss in this action as ‘possible’, due to the Consumer Defense Code (Código de Defesa do Consumidor, or CDC) not being applicable, because the matter is governed by the specific regulation of the electricity sector, and because Cemig complied with Aneel Resolutions 414 and 456, which deal with the subject.

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

This was to be put into effect in the CCEE as from November 2008, resulting in an additional disbursement for Cemig, referring to the expense on purchase of energy in the spot market on the CCEE, in the approximate amount of R$ 264 (R$ 230 on December 31, 2015). On November 9, 2008 the Company obtained an interim remedy in the Regional Federal Appeal Court (Tribunal Regional Federal, or TRF) suspending the obligatory nature of the requirement to pay into court the amount that would have been owed under the Special Financial Settlement made by the CCEE.

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

The amount of the contingency is approximately R$ 182 (R$ 155 on December 31, 2015). In spite of the successful judgment at the first instance, the Association’s legal advisers still considered the chances of loss in this contingency as ‘possible’. The Company agrees with this, since there are not yet elements to enable foreseeing the outcome of the Appeal filed by the federal government.

PPE assets in service

In August 2014 Aneel filed a notice of infringement alleged the Company had not met all the requirements for appropriation of costs in works and other procedures adopted and its compliance with the current legislation. This is a type of inspection relating as it does to the Electricity Sector Property Control Manual. The amount of the contingency is R$ 3 (R$ 66 on December 31, 2015). The Company has classified the chances of loss as ‘possible’, because it believes it has arguments of merit for legal defense, due to the regularity and legality of the Normative Acts issued by Aneel, which orient the actions of the Company, and also due to compliance with the Normative Resolutions of Aneel in relation to the requirements of law; and also the public interest in the transfer of electricity assets; and has therefore not constituted a provision for this action.

Tariff increases

Exclusion of consumers inscribed as low-income

The Federal Public Attorneys’ Office filed a class action against the Company and Aneel, to avoid exclusion of consumers from classification in the Low-income Residential Tariff Sub-category, requesting an order for the Company to pay 200% of the amount allegedly paid in excess by consumers. Judgment was given in favor of the plaintiffs, but the Company and Aneel have filed an interlocutory appeal and await judgment. On December 31, 2016 the amount of the contingency was approximately R$ 254 (R$ 222 on December 31, 2015). The Company has classified the chances of loss as ‘possible’ due to other favorable judgments on this theme.

Periodic Tariff Adjustment – Neutrality of ‘Portion A’

The Municipal Association for Protection of the Consumer and the Environment (Associação Municipal de Proteção ao Consumidor e ao Meio Ambiente, or Amprocom) filed a class action against the Company and against Aneel, for identification of all the consumers allegedly damaged in the processes of Periodic Review and Annual Adjustment of tariffs, in the period 2002 to 2009, and restitution, through credits on electricity bills, of any amounts unduly charged, arising from non-consideration of the impact of future variations in consumer electricity demand on non-manageable cost components, from the distributor’s non-manageable costs (‘Portion A’ costs), and the allegedly undue inclusion of these gains in manageable costs of the distributor (‘Portion B’’ costs), causing economic/financial imbalance of the contract. This is an action that could affect all distribution concession holders, which could thus lead to a new Electricity Sector Agreement. The estimated amount of the contingency is R$ 317 (R$ 276 on December 31, 2015). The Company has classified the chance of loss as ‘possible’, because it believes it has arguments of merit for legal defense and therefore has not made a provision for this action.

Environmental issues

Impact arising from construction of plants

An environmental association, in a class action, has claimed indemnity for supposed collective environmental damages as a result of the construction and operation of the Nova Ponte Hydroelectric Plant.

Due to the changes made in the environmental legislation and the trend toward a consensus in case law, the Company has re-evaluated the amounts and probabilities of loss on the claims in this action from: R$ 376 (R$ 314 on December 31, 2015). Based on the first instance decision, which ruled against the plaintiff’s applications, Management has re-evaluated the probability of loss, classifying it as ‘remote’.

The Public Attorney’s Office of the State of Minas Gerais has brought class actions requiring the Company to invest at least 0.5% of the gross annual operational revenue, since 1997, of the Emborcação, Pissarrão, Funil, Volta Grande, Poquim, Paraúna, Miranda, Nova Ponte, Rio de Pedras and Peti plants, in environmental protection and preservation of the water tables of the municipalities where Cemig’s power plants are located, and proportional indemnity for allegedly irreparable environmental damage caused, arising from omission to comply with Minas Gerais State Law 12503/97.

The Company has filed appeals to the Higher Appeal Court (STJ) and the Federal Supreme Court (STF). Based on the opinions of its legal advisers, the Company believes that this is a matter involving legislation at sub-constitutional level (there is a Federal Law with an analogous object) and thus a constitutional matter, on the issue of whether the state law is constitutional or not, so that the final decision is a matter for the national Higher Appeal Court (STJ) and the Federal Supreme Court (STF). No provision has been constituted. The estimated amount of the contingency is R$ 113 (R$ 99 on December 31, 2015).

The Public Attorneys’ Office of Minas Gerais State has filed class actions requiring the formation of a Permanent Preservation Area (APP) around the reservoir of the Capim Branco hydroelectric plant, suspension of the effects of the environmental licenses, and recovery of alleged environmental damage. Based on the opinion of its legal advisors in relation to the changes that have been made in the new Forest Code and in the case law on this subject, the Company has classified the probability of loss in this dispute as ‘possible’. The estimated value of the contingency is R$ 71 (R$ 64 on December 31, 2015).

Other contingent liabilities

Early settlement of the CRC (Earnings Compensation) Account

The Company is a party in an administrative proceeding before the Audit Court of the State of Minas Gerais which challenges (i) a difference of amounts relating to the discount offered by Cemig for early repayment of the credit owed to Cemig by the State under the Receivables Assignment Contract in relation to the CRC Account (Conta de Resultados a Compensar, or Earnings Compensation Account) – this payment was completed in the first quarter of 2013 – and also (ii) possible undue financial burden on the State after the signature of the Amendments that aimed to re-establish the economic and financial balance of the Contract. The amount of the contingency is approximately R$ 390 (R$ 363 on December 31, 2015), and the Company believes that it has met the legal requirements, having based its actions on the Opinion of the Public Attorneys’ Office of the Audit Board of the State of Minas Gerais. Thus, it has assessed the chances of loss as ‘possible’, since it believes that the adjustment was made in faithful obedience to the legislation applicable to the case.

Contractual imbalance

The Company is a party in disputes alleging losses suffered as a result of supposed breach of contract at the time of implementation of part of the rural electrification program known as Luz Para Todos (‘Light for Everyone’). The estimated amount is R$ 237 (R$ 202 on December 31, 2015) and no provision has been made. The Company has classified the chances of loss as ‘possible’ as a result of the analysis that has been made of the argument and documentation used by the contracted parties in attempting to make the Company liable for any losses that allegedly occurred.

The Company is also a party in other disputes arising from alleged non-compliance with contracts in the normal course of business, for an estimated total of R$ 71 (R$ 33 on December 31, 2015). The Company has classified the chance of loss as ‘possible’, after analysis of the case law on this subject.

Irregularities in competitive tender proceedings

The Company is a party in a dispute alleging irregularities in competitive tender proceedings, governed by an online invitation to bid. The estimated amount is R$ 26 (R$ 24 on December 31, 2015), and no provision has been made. The Company has classified the chances of loss as ‘possible’, after analysis of the case law on this subject.

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

The estimated value of the difference between the monetary updating indices of the employment-law cases is R$ 176 (R$ 140 on December 31, 2015). No additional provision has been made, since the Company, based on the assessment by its legal advisers, has assessed the chances of loss in the action as ‘possible’, as a result of the decision by the STF, and of there being no established case law, nor analysis by legal writers, on the subject, after the injunction given by the Federal Supreme court.

24.	EQUITY AND REMUNERATION TO SHAREHOLDERS

The Company’s registered share capital on December 31, 2016 and 2015 is R$ 6,294, in 420,764,708 common shares and 838,076,946 preferred shares, all with nominal value of R$ 5.00 (reais), as follows:

Shareholders	Number of shares on December 31, 2016
	Common	%	Preferred	%	Total	%
State of Minas Gerais	214,414,739	51	—	—	214,414,739	17
Other entities of Minas Gerais State	56,703	—	4,860,228	1	4,916,931	1
AGC Energia S.A.	84,357,856	20	—	—	84,357,856	7
Other	—	—	—	—	—	—
In Brazil	112,584,011	27	252,478,755	30	365,062,766	28
Rest of world	9,351,399	2	580,737,963	69	590,089,362	47

Total	420,764,708	100	838,076,946	100	1,258,841,654	100

Shareholders	Number of shares on December 31,2015
	Common	%	Preferred	%	Total	%
Minas Gerais State	214,414,739	51	—	—	214,414,739	17
Other entities of M.G. State	56,703	—	10,418,812	1	10,475,515	1
AGC Energia S.A.	138,700,848	33	42,671,763	5	181,372,611	15
Others
In Brazil	58,127,167	14	179,358,041	21	237,485,208	18
Rest of world	9,465,251	2	605,628,330	73	615,093,581	49

Total	420,764,708	100	838,076,946	100	1,258,841,654	100

(a)	Earnings per share

The number of shares used in the calculation of basic profit and diluted profit per share, including the effect of the new shares, is as follows:

Number of shares	2016	2015	2014
Common shares	420,764,708	420,764,708	420,764,708
Held in treasury	(69)	(69)	(69)

	420,764,639	420,764,639	420,764,639
Preferred shares	838,076,946	838,076,946	838,076,946
Held in treasury	(560,649)	(560,649)	(560,649)

	837,516,297	837,516,297	837,516,297

Total	1,258,280,936	1,258,280,936	1,258,280,936

Basic profit per share

The Company’s preferred shares carry the right to a minimum mandatory dividend, as shown in more detail in item ‘c’.

The following is the calculation of the basic profit per share:

	2016	2015	2014
Profit for the period	334	2,469	3,137
Minimum mandatory dividend for the preferred shares arising from the profit for the period (item c)	204	422	531
Profit not distributed arising from the profit for the period – preferred shares	87	1,221	1,557

Total of the profit for the preferred shares (A)	291	1,643	2,088
Minimum mandatory dividend for the common shares	—	212	266
Profit not distributed arising from the profit for the period – common shares	44	614	783

Total profit for the common shares (B)	44	826	1,049
Basic profit per preferred share ( A / number of preferred shares )	0.35	1.96	2.49
Basic profit per common share ( B / number of common shares )	0.10	1.96	2.49

Diluted profit per share

The call and put options in shares of investees, described in more detail in Note 15, have potential to dilute the Company’s shares. The following shows the calculation of diluted profit per share:

	2016	2015	2014
Profit for the period	334	2,469	3,137
Total basic profit for the preferred shares	291	1,643	2,088
Dilutive effect related to the RME/Lepsa Option	(22)	—	—
Dilutive effect related to the Ativas Option	(5)	—	—

Diluted profit for the preferred shares (C)	264	1,643	2,088
Total profit for the year for the common shares (B)	44	826	1,049
Dilutive effect related to the RME/Lepsa Option	(11)	—	—
Dilutive effect related to the Ativas Option	(2)	—	—

Diluted profit for the common shares (D)	30	826	1,049
Diluted profit per preferred share ( C / No. of preferred shares )	0.32	1.96	2.49
Diluted profit per common share ( D / No. of common shares )	0.07	1.96	2.49

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

(b)	Reserves

The account lines Capital Reserves and Profit Reserves are made up as follows:

Capital reserves and shares in Treasury	2016	2015	2014
Investment-related subsidies	1,857	1,857	1,857
Goodwill on issuance of shares	69	69	69
Shares in Treasury	(1)	(1)	(1)

	1,925	1,925	1,925

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

Profit reserves	2016	2015	2014
Legal reserve	853	853	853
Reserve under the By-laws	57	57	57
Retained earnings reserve	2,813	2,906	1,655
Tax incentives reserve	57	50	29
Reserve for obligatory dividends not distributed	1,420	797	—

	5,200	4,663	2,594

Legal reserve

Constitution of the Legal Reserve is obligatory, up to the limits established by law. The purpose of the Reserve is to ensure the security of the share capital, its use being allowed only for offsetting of losses or increase in the share capital. The Company did not deposit in the Legal Reserve in 2016 due to its having reached its legal limit.

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

Tax Incentives Reserve

The federal tax authority (Receita Federal) recognized the Company’s right to reduction of 75% in income tax, including the tax paid at the additional rate, calculated on the basis of the operating profit in the region of Sudene (the Development Agency for the Northeast), for 10 years starting in 2014. The amount of the tax incentive gain recorded was R$ 57 in 2016 (R$50 in 2015 and R$29 in 2014). This reserve cannot be used for payment of dividends.

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

Under the Company’s by-laws, if the Company is able to pay dividends higher than the obligatory minimum dividend required for the preferred shareholders, and the remainder of net profit is sufficient to offer equal dividends for both the common and preferred shares, then the dividend per share will be the same for the holders of common shares and the holders of preferred shares. Dividends declared are paid in two equal installments, the first by June 30 and the second by December 30, of the year following the generation of the profit to which they refer. The Executive Board decides the location and processes of payment, subject to these periods.

The calculation of the dividends proposed for distribution to shareholders based on the profit for the business year is as follows:

Calculation of the Minimum Dividends required by the Bylaws for the preferred shares	2016	2015	2014
Nominal value of the preferred shares	4,190	4,190	4,190
Percentage applied to the nominal value of the preferred shares	10.00%	10.00%	10.00%

Amount of the dividends by the First payment criterion	419	419	419
Equity	12,930	12,984	11,281
Preferred shares as a percentage of Equity (net of shares held in Treasury)	66.58%	66.58%	66.58%

Portion of Equity represented by the preferred shares	8,609	8,645	7,511

Percentage applied to the portion of Equity represented by the preferred shares	3.00%	3.00%	3.00%

Amount of the dividends by the Second payment criterion	258	259	225

Calculation of the Minimum Dividends required by the Bylaws for the preferred shares	419	419	419

Obligatory Dividend
Net profit for the year	334	2,469	3,137
Obligatory dividend – 50.00% of net income	167	1,235	1,568

In 2016, 2015 and 2014 the mandatory minimum dividend under the by-laws for the preferred shares is R$ 419.

In December 2016 the Company declared payment of R$ 380 in the form of Interest on Equity, to be paid in two equal installments, by June 30 and December 30, 2017, to holders of preferred and common shares whose names were on the Company’s Nominal Share Registry on December 26, 2016. The total amount of this Interest on Equity will have counterpart in the Retained Earnings Reserve.

Interest on Equity	2016
Interest on Equity – preferred shares and common shares
– Common shares	127
– Preferred shares	253

380

Sub-item III of CVM Decision 683/2012 establishes that Interest on Equity paid or credited may only be imputed against the minimum obligatory dividend at its value net of withholding income tax.

Based on this, the following is the proposal for allocation of profit, with the guarantee of minimum dividends for the preferred shares:

Calculation of dividends to be distributed	Holding company
2016
Interest on Equity paid to holders of the preferred shares	253
Additional dividends to guarantee the minimum payment for the preferred shares
– Dividends to meet the minimum amount specified in the by-laws	166
– Withholding income tax on Interest on Equity paid for the preferred shares (253.004 x 15%)	38

204
Total of Interest on Equity paid to the preferred shares from profit reserves	253
Total of Additional Dividends to guarantee the Minimum Payment for the preferred shares paid from the profit for the year	204

457
Unit value of dividends – R$
Minimum Dividends required by the by-laws for the preferred shares	0.5
Dividends proposed – preferred shares (net of withholding tax)	0.5

Allocation of Net profit for 2016 – Proposal by management

The Board of Directors decided to propose to the Annual General Meeting to be held on May 12, 2017 that the profit for 2016, in the amount of R$ 334, and the balance of Retained earnings, of R$ 37, should be allocated as follows:

◾	R$ 204 to be paid as minimum obligatory dividend, to the Company’s shareholders, in two equal installments, by June 30 and December 30, 2017 to holders of preferred shares whose names were on the Company’s Nominal Share Registry.

◾	R$ 161 to be held in Equity in the Retained earnings reserve, to guarantee for the Company’s consolidated investments planned for the 2017 business year, in accordance with a capital budget.

◾	R$ 7 to be held in Equity in the Tax incentives reserve, in reference to the tax incentive amounts obtained in 2016 in relation to the investments made in the region of Sudene.

(d)	Accumulated Other Comprehensive Income

Equity valuation adjustments	2016	2015	2014
Adjustments to actuarial liabilities – Employee Retirement Benefits	(170)	(121)	(14)
Other comprehensive income in subsidiary and jointly-controlled entities
Deemed cost of PP&E	685	720	780
Change in fair value of financial asset available for sale in jointly controlled entity	38	18	—
Cumulative translation adjustments	—	63	26
Adjustments to actuarial liabilities – Employee Retirement Benefits	(1,041)	(578)	(324)

	(318)	223	482

Accumulated Other Comprehensive Income	(488)	102	468

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

This table shows the adjustments arising from conversion of the financial statements:

Balance at December 31, 2014	27

Conversion adjustment of equity method gain in Other comprehensive income of Transchile	36

Balance on December 31, 2015	63

Conversion adjustment of equity method gain in Other comprehensive income of Transchile	(23)
Recycling to Income statement due to the sale of Transchile	(40)

Balance at December 31, 2016	—

25.	REVENUE

	2016	2015 Restated	2014 Restated
Revenue from supply of electricity (a)	23,430	22,526	17,232
Revenue from use of the electricity distribution systems (TUSD) (b)	1,705	1,465	855
CVA and Other financial components in tariff increases (c)	(1,455)	1,704	1,107
Transmission revenue
Transmission concession revenue (d)	312	261	557
Transmission construction revenue (e)	54	146	80
Transmission indemnity revenue (g)	751	101	420
Distribution construction revenue (e)	1,139	1,106	861
Adjustment to expectation of cash flow from the indemnifiable Financial asset of the distribution concession (i)	8	576	55
Revenue from financial updating of the Concession Grant Fee (f) (*)	300	—	—
Transactions in electricity on the CCEE (h)	161	2,425	2,348
Supply of gas	1,444	1,667	422
Other operating revenues (i)	1,421	1,440	1,284
Deductions from revenue (k)	(10,497)	(11,549)	(5,626)

Net operating revenue	18,773	21,868	19,595

(*)	Net of financial updating of the remaining balance payable of the concession grant fee

a)	Revenue from supply of electricity

This table shows supply of electricity by type of consumer:

	GWh (1)			R$
	2016	2015	2014	2016	2015	2014
Residential	9,916	9,830	10,014	7,819	7,297	5,183
Industrial	19,494	22,969	26,026	5,396	5,781	4,793
Commercial, Services and Others	6,573	6,434	6,395	4,359	3,956	2,786
Rural	3,575	3,380	3,390	1,463	1,407	908
Public authorities	886	892	891	545	548	381
Public illumination	1,350	1,326	1,298	528	533	358
Public service	1,252	1,204	1,273	547	540	369

Subtotal	43,046	46,035	49,287	20,657	20,062	14,778

Own consumption	37	38	37	—	—	—
Supply not yet invoiced, net	—	—	—	(199)	257	144

	43,083	46,073	49,324	20,458	20,319	14,922

Wholesale supply to other concession holders (2)	12,509	10,831	14,146	2,713	2,358	2,251
Wholesale supply not yet invoiced, net	—	—	—	259	(151)	59

Total	55,592	56,904	63,470	23,430	22,526	17,232

(1)	Data not audited by external auditors.
(2)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

b)	Revenue from Use of Distribution Systems (the TUSD charge)

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

c)	The CVA (Portion A Costs Variation Compensation) Account, and Other financial components, in tariff adjustments

The gains arising from variations in the CVA Account (Portion ‘A’ Costs Variation Compensation Account) and Other financial components in calculation of tariffs, refer to the positive and negative differences between the estimate of the Company’s non-manageable costs and the payments actually made. The amounts recognized arise from balances constituted in the current period, homologated or to be homologated in tariff adjustment processes. For more information see Note 14.

d)	Transmission Concession Revenue

Transmission Revenue comprises the following:

◾	Concession Transmission Revenue, which includes the portion received from agents of the electricity sector relating to operation and maintenance of the transmission lines;

◾	Generation Connection System Revenue, arising from the transmission assets belonging to the generating units.

e)	Construction revenue

Construction Revenue is substantially offset by Construction costs, and corresponds to the Company’s investments in assets of the transmission and distribution concessions in the period.

f)	Gain on financial updating of the Concession Grant Fee

Represents updating by the IPCA index, plus remuneratory interest, on the Concession Grant Fee for the concession awarded as Lot D of Auction 12/2015. For more details please see Note 14.

g) Transmission indemnity revenue

In 2016 the Company recognized revenue of R$ 751, in relation to the following events:

◾	R$ 20 relating to the difference between the amount of the Preliminary Revision made by Aneel – R$ 1,157 – on February 23, 2015, of the Opinion sent by the Company, and the Final Revision.

◾	R$ 44 for monetary updating of the balance of indemnity receivable by the IGP-M index, up to May 2016.

◾	R$ 90 representing the difference between the variations resulting from application of the IGP-M index and the IPCA index – since the Company had updated the balance receivable, up to May 2016, by the IGP-M.

◾	R$ 438, representing the cost of own capital, calculated on the basis of 10.44% p.a.

◾	R$ 159 for updating of the balance of indemnity receivable, by the IPCA index, in accordance with Mining and Energy Ministry Order 120, in the period July through December 2016.

h)	Revenue from transactions in electricity on the CCEE (Wholesale Trading Chamber)

The revenue from transactions made through the Electricity Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) is the monthly positive net balance of settlements of transactions for purchase and sale of electricity in the Spot Market, through the CCEE.

i)	Adjustment to expectation of cash flow from the indemnifiable Financial asset of the distribution concession

This arises from the gain on the Adjustment made to the expectation of cash flow from the indemnifiable Financial asset of the distribution concession, due to monetary updating of the Regulatory Remuneration Base of assets.

j)	Other operating revenues

	2016	2015	2014
Charged service	6	14	11
Telecoms services	137	134	135
Services rendered	167	131	118
Subsidies (*)	1,001	996	790
Rental and leasing	105	93	81
Other	5	72	149

	1,421	1,440	1,284

(*)	Revenue recognized for the tariff subsidies applicable to users of distribution services, reimbursed by Eletrobras.

k)	Deductions from revenue

	2016	2015	2014
Taxes on revenue
ICMS tax (1)	5,211	4,487	3,198
Cofins tax	2,041	2,263	1,628
PIS and Pasep taxes	443	491	353
Other	7	6	6

	7,702	7,247	5,185
Charges to the consumer
Global Reversion Reserve – RGR	(18)	36	39
Energy Efficiency Program (P.E.E.)	58	45	47
Energy Development Account – CDE	2,074	2,870	211
Research and Development – P&D	48	47	49
National Scientific and Technological Development Fund – FNDCT	48	47	48
Energy System Expansion Research – EPE	24	24	24
Consumer charges – Proinfa alternative sources program	43	27	29
Electricity Services Inspection Charge	35	37
Royalties for use of water resources	123	102
0.30% additional payment (Law 12111/09) (2)	—	—	(6)
Consumer charges – ‘Tariff Flag’ amounts	360	1,067	—
	2,795	4,302	441

	10,497	11,549	5,626

(1)	As from January 1, 2016, the rate for consumers in the Commercial, services and other activities category was changed from 18% to 25% (Decree nº 46.924, of December 29, 2015).
(2)	Reimbursement recognized by the Company in first quarter 2014, as per Official Letter 782/2013 authorized by Aneel, due to excess payment.

26.	OPERATING COSTS AND EXPENSES

	2016	2015 Restated	2014 Restated
Personnel (a)	1,643	1,435	1,252
Employees’ and managers’ profit shares	7	137	249
Post-retirement liabilities – Note 22	345	156	212
Materials	58	154	381
Outsourced services (b)	867	899	953
Electricity purchased for resale (c)	8,273	9,542	7,428
Depreciation and amortization	834	835	801
Operating provisions (d)	704	1,401	581
Charges for the use of the national grid	947	999	744
Gas purchased for resale	877	1,051	254
Construction costs (e)	1,193	1,252	942
Other operating expenses. net (f)	156	426	651

	15,904	18,287	14,448

a)	Personnel expenses

	2016	2015	2014
Remuneration and salary-related charges and expenses	1,350	1,273	1,098
Supplementary pension contributions – Defined-contribution plan	100	85	80
Assistance benefits	175	142	144

	1,625	1,500	1,322
Provision for retirement premium (Reversal)	(12)	2	4
Voluntary retirement program	93	—	—
( – ) Personnel costs transferred to Assets	(63)	(67)	(74)

	18	(65)	(70)

	1,643	1,435	1,252

Programmed Voluntary Retirement Plan (PDVP)

In April 2016, the Company created the PDVP (Voluntary Employee Severance Program). Those eligible to take part were any employees who would have worked with Cemig for 25 years or more by December 31, 2016. For voluntary retirement, the PDVP offered the much more advantageous severance payments which are specified by law only for the case of dismissal without just cause – including payment for the period of notice, but especially deposit of an amount equal to the ‘penalty’ payment of 40% of the Base Value of the employee’s FGTS fund, as well as the other payments specified by the legislation.

b)	Outsourced services

	2016	2015	2014
Meter reading and bill delivery	140	122	184
Communication	55	64	67
Maintenance and conservation of electrical facilities and equipment	246	238	230
Building conservation and cleaning	97	100	91
Contracted labor	13	6	7
Freight and airfares	7	10	11
Accommodation and meals	13	17	18
Security services	25	28	26
Consultancy	15	17	24
Maintenance and conservation of furniture and utensils	53	46	37
Maintenance and conservation of vehicles	8	11	12
Disconnection and reconnection	7	26	19
Environment	19	22	29
Legal services and procedural costs	30	24	33
Tree pruning	14	23	23
Cleaning of power line pathways	8	30	29
Copying and legal publications	16	14	9
Inspection of consumer units	1	4	4
Printing of tax invoices and electricity bills	3	4	5
Other	97	93	95

	867	899	953

c)	Electricity purchased for resale

	2016	2015	2014
From Itaipu Binacional	1,144	1,734	830
Physical guarantee quota contracts	537	252	221
Quotas from Angra I and II Nuclear Plants	217	200	179
Spot market	761	935	1,263
Proinfa Program	323	253	262
‘Bilateral contracts’	292	326	380
Electricity acquired in Regulated Market auctions	2,540	3,978	3,242
Electricity acquired in the Free Market	3,279	2,762	1,762
Credits of Pasep and Cofins taxes	(820)	(898)	(711)

	8,273	9,542	7,428

d)	Operating provisions (reversals)

	2016	2015	2014
Allowance for doubtful receivables	382	175	127
Contingency provision
Employment-law cases	120	4	242
Civil cases	30	22	6
Tax	2	(4)	13
Environmental	—	(1)	—
Regulatory	—	10	(14)
Other	31	(3)	12

	183	28	259
Provision for losses on
Other accounts receivable	40
Put option—Parati (Note 15)	55	1,079	166
Put option—SAAG (Note 15)	49	119	29
Put option—Sonda (Note 15)	(5)

	704	1,401	581

e)	Construction cost

	2016	2015	2014
Personnel and managers	58	65	60
Materials	534	521	415
Outsourced services	448	504	385
Other	153	162	82

	1,193	1,252	942

f)	Other operating expenses (revenues), net

	2016	2015 Restated	2014 Restated
Leasings and rentals	112	102	112
Advertising	13	11	19
Own consumption of electricity	22	21	17
Subsidies and donations	17	31	50
Paid concession	3	7	23
Insurance	9	9	9
CCEE annual charge	8	8	7
Net loss on deactivation and disposal of assets	112	30	97
Forluz – Administrative running cost	25	22	22
Gain on disposal of shares in Taesa	(181)	—	—
Gain on disposal of Transchile	(134)	—	—
Other expenses	150	185	295

	156	426	651

Operating Leases

The Company has operating lease contracts relating, mainly, to vehicles and buildings used in its operational activities. Their amounts are not material in relation to the Company’s total costs.

27.	FINANCIAL REVENUES AND EXPENSES

	2016	2015 Restated	2014 Restated
FINANCIAL REVENUES
Income from cash investments	317	251	298
Late charges on overdue electricity bills	277	230	166
Foreign exchange variations	62	76	15
Monetary variations	106	36	53
Monetary variations – CVA	204	68	—
Monetary updating on Court escrow deposits	46	212	—
Pasep and Cofins taxes charged on financial revenues	(88)	(84)	(38)
Contractual penalty payments	12	16	10
Adjustment to present value	—	2	—
Other	105	56	31

	1,041	863	535

FINANCIAL EXPENSES
Costs of loans and financings	(1,928)	(1,386)	(931)
Foreign exchange variations	(35)	(172)	(26)
Monetary updating – Loans and financings	(245)	(387)	(271)
Monetary updating – concession agreements	(3)	(11)	(17)
Charges and monetary updating on Post-retirement liabilities	(103)	(129)	(99)
Monetary updating – CCEE obligations	(10)	—	—
Adjustment to present value	—	—	—
Other	(154)	(119)	(350)

	(2,478)	(2,204)	(1,694)

NET FINANCIAL REVENUE (EXPENSES)	(1,437)	(1,341)	(1,159)

The Pasep and Cofins expenses apply to Interest on Equity.

28.	RELATED PARTY TRANSACTIONS

Cemig’s principal balances and transactions with related parties are shown here:

COMPANY	ASSETS		LIABILITIES		REVENUE			EXPENSES
	2016	2015	2016	2015	2016	2015	2014	2016	2015	2014
Controlling shareholder
MINAS GERAIS STATE GOVT.
Current
Consumers and Traders (1)	71	19	—	—	152	150	105	—	—	—
Financings – BDMG	—	—	4	9	—	—	—	(1)	(2)	(1)
Debentures (2)	—	—	—	—	—	—	—	—	—	(30)
Non-current
Financings – BDMG	—	—	23	50	—	—	—	—	—	—
Jointly-controlled entities
Aliança Geração
Current
Transactions in electricity (2)	—	—	7	11	—	—	—	(142)	(106)	—
Provision of services (3)	4	—	—	—	14	6	—	—	—	—
Baguari Energia
Current
Transactions in electricity (2)	—	—	1	1	—	—	—	(7)	(6)	(6)
Interest on Equity, and dividends	—	6	—	—	—	—	—	—	—	—
Madeira Energia
Current
Transactions in electricity (2)	—	—	18	16	8	—	—	(574)	(638)	(124)
Advance against future electricity supply (4)	—	87	—	—	—	12	—	—	—	—
Norte Energia
Current
Transactions in electricity (2)	—	—	4	—	2	—	—	(49)	—	—
Pipoca
Current
Transactions in electricity (2)	—	—	1	1	—	—	—	(16)	(11)	—
Interest on Equity, and dividends	—	1	—	—	—	—	—	—	—	—
Retiro Baixo
Current
Dividends, and Interest on Equity	2	—	—	—	—	—	—	—	—	—
Guanhães Energia
Current
Adjustment for losses (5)	—	—	59	—	—	—	—	—	—	—
Renova
Current
Transactions in electricity (2)	—	—	—	2	—	—	—	(159)	(12)	(12)
Non-current
Accounts receivable (6)	74	—	—	—	14	—	—	—	—	—
Advance for future delivery of power supply (7)	229	60	—	—	17	—	—	—	—	—
TAESA
Current
Transactions in electricity (2)	—	—	10	11	—	—	—	(110)	(94)	(33)
Empresa Amazonense de Transmissão de Energia -EATE
Current
Transactions in electricity (2)	—	—	3	3	—	—	—	(25)	(28)	(6)
Light
Current
Transactions in electricity (2)	—	1	—	—	59	47	9	(1)	(1)	—
Interest on Equity, and dividends	7	44	—	—	—	—	—	—	—	—
Parati
Current
Interest on Equity, and dividends	—	9	—	—	—	—	—	—	—	—
Axxiom
Current
Provision of services (8)	—	—	7	6	—	—	—	—	—	—

COMPANY	ASSETS		LIABILITIES		REVENUE			EXPENSES
	2016	2015	2016	2015	2016	2015	2014	2016	2015	2014
Other related parties
FIC Pampulha
Current
Securities	1,455	1,031	—	—	197	115	181	—	—	—
(-) Securities issued by subsidiary companies of Cemig (9)	(49)	—	—	—	—	—	—	—	—	—
Non-current
Securities	46	17	—	—	—	—	—	—	—	—
(-) Securities issued by subsidiary companies of Cemig (9)	(15)	—	—	—	—	—	—	—	—	—
FORLUZ
Current
Post-retirement obligations (10)	—	—	86	76	—	—	—	(186)	(129)	(99)
Personnel expenses (11)	—	—	—	—	—	—	—	(100)	(85)	(80)
Administrative running costs (12)	—	—	—	—	—	—	—	(25)	(22)	(22)
Operational leasing (13)	—	—	10	2	—	—	—	(39)	(18)	(17)
Non-current
Post-retirement obligations (10)	—	—	1,593	1,270	—	—	—	—	—	—
CEMIG SAÚDE (HEALTH)
Current
Health Plan and Dental Plan (14)	—	—	102	79	—	—	—	(187)	(146)	(135)
Non-current
Health Plan and Dental Plan (14)	—	—	1,647	1,275	—	—	—	—	—	—

The main conditions relating to the related party transactions are as follows:

(1)	Refers to sale of electricity to the government of the State of Minas Gerais. The price of the electricity is defined by Aneel through a Resolution which decides the Company’s annual tariff adjustment.
(2)	Transactions in electricity between generators and distributors were made in auctions organized by the federal government; transactions for transport of electricity, made by transmission companies, arise from the centralized operation of the National Grid carried out by the National System Operator (ONS).
(3)	Refers to contract to provide plant operation and maintenance services.
(4)	Effected in February 2015, in accordance with a condition of the power purchase agreement between Cemig GT and Saesa signed on March 19, 2009. For the purpose of settlement, this amount will be updated at a rate of 135% of the CDI rate, and will be offset against invoicing by Saesa for supply of electricity. The offsetting was completed on March 15, 2016.
(5)	A liability was recognized corresponding to the Company’s interest in the share capital of Guanhães, due to its negative equity (see Note 15).
(6)	Cemig GT has an item of R$ 60 receivable from Renova Energia, which will be paid in 12 monthly installments, the first on January 10, 2018 and the last becoming due in December 2018, with monetary updating at 150% of the CDI rate.
(7)	In June 2016, under an electricity supply contract with Renova, Cemig GT advanced R$ 94 to Renova’s trading company, Renova Comercializadora, after guarantees of certain assets of Renova had been provided. Subsequently further advances were made, of R$ 40 in September, and R$ 15, R$ 25 and R$ 38 on October 3, 17 and 27, 2016, respectively. For the purpose of settlement, this amount will be updated at a rate of 155% of the CDI rate, and offset by invoicing, by Renova, for supply of electricity provided.
(8)	Refers to obligations and expenses on development of management software.
(9)	FIC Pampulha has financial investments in securities issued by subsidiary companies of the Company. There is more information, and characteristics of the fund, in the descriptive text below.
(10)	The contracts of Forluz are updated by the Expanded Consumer Price Index (IPCA) calculated by the Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística, or IBGE) (See Note 22) and will be amortized up to the business year of 2024.
(11)	The Company’s contributions to the pension fund for the employees participating in the Mixed Plan, and calculated on the monthly remuneration (see Explanatory Note 26), in accordance with the regulations of the Fund.
(12)	Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s payroll.
(13)	Rental of the head office building.
(14)	Contribution by the sponsor to the employees’ Health Plan and Dental Plan (See Note 22).

For more information on the principal transactions, please see Notes 8, 18 and 25.

Guarantees and sureties for loans, financings and debentures

Cemig is provider of surety or guarantee of loans, financings and debentures of the following related parties – not consolidated in the financial statements because they relate to jointly-controlled entities or affiliated companies:

Related party	Relationship	Type	Object of guarantee	2016	Expiration
Norte Energia S.A. (‘Nesa’)	Affiliated	Surety	Financing	2,357	2042
Light (1)	Jointly-controlled entity	Counter-guarantee	Financing	684	2042
Santo Antônio Energia S.A.	Jointly-controlled entity	Surety	Financing	1,995	2034
Santo Antônio Energia S.A.	Jointly-controlled entity	Surety	Debentures	736	2037
Guanhães	Jointly-controlled entity	Surety	Promissory Note	67	2016
Centroeste	Jointly-controlled entity	Surety	Financing	9	2023

				5,848

(1)	Related to execution of guarantees of the Norte Energia financing.

At December 31, 2016, Management believes that there is no need to recognize any provisions in the Company’s financial statements for the purpose of meeting any obligations arising under these sureties and/or guarantees.

Cash investments in FIC Pampulha – investment fund of Cemig and its subsidiaries and affiliates

Cemig and its subsidiaries and affiliates invest part of their financial resources in an investment fund which has the characteristics of fixed income and obeys the Company’s cash investment policy. The amounts invested by the fund Presented in the table below are accounted under Securities in Current and Non-current assets, or presented as deductions in the account line Debentures in Current or Non-current assets, on December 31, 2016.

The funds applied in this investment fund are allocated only in public and private fixed income securities, subject only to credit risk, with various maturity periods, obeying the unit holders’ cash flow needs.

The financial investments in securities of related parties, in the investment fund, on December 31, 2016 and 2015, are as follows:

Issuer of security	Type	Annual contractual conditions	Maturity	Cemig Holding Company 10.12%	Cemig GT 20.86%	Cemig D 24.94%	Other subsidiaries 22.39% *	Total 2016
Axxiom	Debentures	109.00% of CDI Rate	1/29/2017	1	1	1	1	4
ETAU	Debentures	108.00% of CDI	12/1/2019	1	2	3	2	8

				2	3	4	3	12

Issuer of security	Type	Annual contractual conditions	Maturity	Cemig Holding Company 10.12%	Cemig GT 20.86%	Cemig D 24.94%	Other subsidiaries 22.39% *	Total 2015
Axxiom	Debentures	109.00% of CDI Rate	1/29/2017	1	3	3	4	11
Ativas	Debentures	CDI + 3.50%	7/1/2017	2	7	5	8	22
Ativas	Debentures	CDI + 3.50%	7/1/2017	3	8	6	10	27
ETAU	Debentures	108.00% of CDI Rate	12/1/2019	1	3	2	4	10
Brasnorte	Debentures	108.00% of CDI Rate	6/22/2016	—	1	1	1	3

				7	22	17	27	73

(*)	Refers to the other companies consolidated by Cemig, which also have participation in the investment funds.

Remuneration of key management personnel

The total costs of key management personnel, in 2016, 2015 and 2014, are shown in this table:

	2016	2015	2014
Remuneration	25	19	11
Profit shares (reversals)	(1)	2	3
Assistance benefits	2	1	1

	26	22	15

29.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The financial instruments of the Company and its subsidiaries are restricted to the following: cash and cash equivalents, securities, Consumers, traders, and power transport concession holders; Financial assets of the concession related to infrastructure; Linked funds; Escrow deposits in litigation; the CVA (Portion A Costs Variation Compensation) Account and Other Financial Components in tariff adjustments; Loans and financings; Concession obligations payable; Suppliers; and Post-employment obligations. The gains and losses on transactions are recorded in full in the profit or loss for the business year or in Equity, by the accrual method.

The Company’s financial instruments and those of its subsidiaries are recorded at fair value and measured in accordance with the following classifications:

◾	Loans and receivables: This category contains: Cash equivalents; Credits receivable from Consumers, Traders, and power transport concession holders; Linked funds; Financial assets related to the CVA account, and Other financial components, in calculation of tariffs; the Low-income subscriber subsidy; Reimbursement of tariff subsidies and Other credits owed by Eletrobras; Escrow deposits in litigation; Financial assets of the concession not covered by Law 12783/1; and Financial assets related to Auction 12/2015 for award of generation plants. They are recognized at their nominal realization value, which is similar to fair value.

◾	Financial instruments at fair value through profit or loss: Securities held for trading, and Put options, are in this category. They are valued at fair value and the gains or losses are recognized directly in the Profit and loss account.

◾	Financial instruments held to maturity: These include Securities, in the amount of R$ 50 on December 31, 2016 and R$ 225 on December 31, 2015, included in Note 7. There is positive intention to hold them to maturity. They are measured at amortized cost using the effective rates method. Fair value, of R$ 50 on December 31, 2016 and R$ 224 on December 31, 2015, was measured using information of Level 2.

◾	Financial instruments available for sale: In this category are Financial assets of the concession related to distribution infrastructure covered by Law 12783/13. They are measured at New Replacement Value (Valor Novo de Reposição, or VNR), which is equivalent to fair value on the date of these financial statements.

◾	Other financial liabilities – Non-derivative financial liabilities: In this category are Loans and financings; Obligations under debentures; Debt agreed with the Pension Fund (Forluz); Concessions payable; and Suppliers. They are measured at amortized cost using the effective rates method. The Company has calculated the fair value of its Loans, financings and debentures using 140% of the CDI rate – based on its most recent funding. For the following, the Company considered fair value to be substantially equal to book value: Loans, financings and debentures with annual rates between IPCA + 6.00% to 8.07% and CDI + 2.00% to 4.05%. For the financings from the BNDES and Eletrobras, fair value is conceptually similar to book value, due to the specific characteristics of the transactions.

◾	Liabilities measured at fair value – Financial liabilities for the put options: The options to sell units in FIP Melbourne and FIP Malbec (‘the SAAG Put’); the options to sell shares in RME and Lepsa (‘the Parati PUT’); and the Sonda Options, were valued at fair value using the Black-Scholes-Merton (BSM) model. Both the options were calculated using the discounted cash flow method: for the SAAG Put option, up to the third quarter of 2016; and for the Parati Put option, up to the first quarter of 2016. The method used was changed, in the fourth and second quarters, respectively, to the BSM model. The Company calculated the fair value of these options having as a reference their respective prices obtained by the BSM model, valued on the closing date of the financial statements for the 2016 business year.

The accounting balances of the financial instruments are similar to the fair values, except for loans, of which the accounting balance is R$ 15,179 (R$ 15,167 on December 31, 2015) and fair value is R$ 14,711 (R$ 15,544 on December 31, 2015), being measured as Level 2, using similar liabilities as reference.

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

The principal risks to which the Company is exposed are as follows:

Exchange rate risk

Cemig and its subsidiaries are exposed to the risk of increase in exchange rates, with impact on Loans and financings, Suppliers, and cash flow.

This table gives the net exposure to exchange rates:

Exposure to exchange rates	2016		2015
	Foreign currency	R$	Foreign currency	R$
US dollars
Loans and financings (Note 20)	7	23	8	33
Suppliers (Itaipu Binacional)	62	207	83	315

	69	230	91	348

Euro
Loans, financings and debentures – Euros (Note 20)	2	7	3	14

Net liabilities exposed		237		362

(*)	BNDES monetary unit – reflects the weighted average of the FX variations in the BNDES Basket of Currencies.

Sensitivity analysis

Based on its financial consultants, the Company estimates that in a probable scenario, at December 31, 2017 the US dollar will have appreciated by 2.82%, to an exchange rate of R$ 3.351/US$; and the Euro will have appreciated by 1.95%, to R$ 3.505/Euro. The Company has made a sensitivity analysis of the effects on the Company’s profit arising from depreciation of the Real exchange rate by 25%, and by 50%, in relation to this scenario 1:

Risk: foreign exchange rate exposure	Base scenario Dec. 31. 2016	Scenario 1 USD: R$ 3.351 Euro: R$ 3.505	Scenario 2 FX depreciation 25% USD: R$ 4.189 Euro: R$ 4.381	Scenario 3 FX depreciation 50% USD: R$ 5.027 Euro: R$ 5.258
US dollar
Loans and financings (Note 20)	23	24	30	36
Suppliers (Itaipu Binacional)	207	212	266	319

	230	236	296	355

Euro
Loans and financings (Note 20)	7	8	9	11

Net liabilities exposed	237	244	305	366

Net effect of exchange rate variation		7	68	129

Interest rate risk

Cemig and its subsidiaries are exposed to the risk of increase in international interest rates, affecting loans and financings in foreign currency with floating interest rates (principally Libor), in the amount of R$ 60 (R$ 72 on December 31, 2015).

The Company is exposed to the risk of increase in domestic Brazilian interest rates through its net liabilities, indexed to the variations in the Selic and CDI rates, as follows:

Exposure to domestic interest rate changes	2016	2015
Assets
Cash equivalents – Short-term investments (Note 6)	894	873
Securities (Note 7)	1,045	2,511
Restricted cash	367	—
CVA and Other financial components in tariffs – Selic rate * (Note 14)	398	1,350
Credits owed by Eletrobras	138	—

	2,842	4,734

Liabilities
Loans. financings and debentures – CDI rate (Note 20)	(10,928)	(10,734)
Loans. financings and debentures – TJLP (Note 20)	(213)	(283)
CVA and Other financial components in tariffs – Selic rate * (Note 14)	(805)	—

	(11,946)	(11,017)

Net liabilities exposed	(9,104)	(6,283)

(*)	Amounts of CVA and Other financial components, indexed to the Selic rate.

Sensitivity analysis

The Company estimates that, in a probable scenario, on December 31, 2017 the Selic rate will be 9.00% p.a. and the TJLP will be 6.75% p.a. The Company has made a sensitivity analysis of the effects on its profit arising from increases in rates of 25% and 50% in relation to this scenario 1. Variation in the CDI rate accompanies the variation in the Selic rate.

Estimation of the scenarios for the path of interest rates will consider the projection of the Company’s scenarios, based on its financial consultants.

Risk: Increase in Brazilian interest rates	2016	December 31, 2017
	Book value	Scenario 1 Selic 9.00% TJLP 6.75%	Scenario 2 Selic 11.25% TJLP 8.44%	Scenario 3 Selic 13.50% TJLP 10.13%
Assets
Cash investments (Note 6)	894	974	994	1,014
Securities (Note 7)	1,045	1,139	1,163	1,186
Restricted cash	367	401	409	417
CVA and Other financial components of tariff – Selic rate	398	434	442	451
Credits owed by Eletrobras	138	151	154	157

	2,842	3,099	3,162	3,225

Liabilities
Loans, financings and debentures – CDI rate (Note 20)	(10,928)	(11,912)	(12,158)	(12,404)
Loans and financings – TJLP (Note 20)	(213)	(227)	(231)	(235)
CVA and Other financial components in tariff adjustments (Note 14)	(805)	(877)	(896)	(914)

	(11,946)	(13,016)	(13,285)	(13,553)

Net liabilities exposed	(9,104)	(9,917)	(10,123)	(10,328)

Net effect of variation in interest rates		(813)	(1,019)	(1,224)

Risk of increase in inflation

This table shows the Company’s net exposure to inflation rates:

Exposure to increase in inflation	2016	2015
Assets
Financial assets of the concession related to infrastructure –Distribution – IPCA Index (Note 14)	128	121
Financial assets of the concession related to infrastructure Transmission– IPCA index (note 14)(*)	1,805	1,054
Concession Grant Fee – IPCA (Note 14)	2,254	—

	4,187	1,175

Liabilities
Loans, financings and debentures – IPCA index (Note 20)	(3,933)	(3,910)
Debt agreed with pension fund (Forluz) – IPCA	(787)	(812)

	(4,720)	(4,722)

Net assets (liabilities) exposed	(533)	(3,547)

(*)	Value of the Financial assets of the concession homologated by Aneel in Dispatch 729 of March 25, 2014.

Sensitivity analysis

In relation to the most significant risk of increase in inflation, the Company estimates that, in a probable scenario, on December 31, 2017 the IPCA inflation index will be 4.70%. The Company has made a sensitivity analysis of the effects on its profit arising from increases in inflation of 25% and 50% in relation to this scenario 1:

Risk: increase in inflation	2016	December 31, 2017
	Book value	Scenario 1 IPCA 4.70%	Scenario 2 IPCA 5.88%	Scenario 3 IPCA 7.05%
Assets
Financial assets of the concession related to infrastructure –Distribution – IPCA Index (Note 14)	128	134	136	137
Financial assets of the concession related to infrastructure Transmission – IPCA index (note 14) (*)	1,805	1,890	1,911	1,932
Concession Grant Fee – IPCA (Note 14)	2,254	2,360	2,386	2,413

	4,187	4,384	4,433	4,482

Liabilities
Loans, financings and debentures – IPCA index (Note 20)	(3,933)	(4,118)	(4,164)	(4,210)
Debt agreed with pension fund (Forluz) – IPCA	(787)	(824)	(833)	(842)

	(4,720)	(4,942)	(4,997)	(5,052)

Net liabilities exposed	(533)	(558)	(564)	(570)

Net effect of variation in IPCA / IGP–M indices		(25)	(31)	(37)

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

On December 31, 2016 the Company had excess of current liabilities over current assets.

Please refer to note 1 about the Company’s several initiatives designed to increase liquidity through entering into new contracts for financing or for the re-financing of its existing obligations and potential divestitures of non-core assets. Any further lowering of credit ratings may have adverse consequences on CEMIG ability to obtain financing or may impact the cost of financing, also making it more difficult and/or costly to refinance maturing obligations. Any financing or refinancing of the CEMIG indebtedness could be at higher interest rates and may require the Company to comply with more onerous covenants, which could further restrict business operations.

The flow of payments of the Company’s obligations, for debt agreed with the pension fund, and under loans, financings and debentures, for floating and fixed rates, including the interest specified in contracts, is shown in the table below:

	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at (interest rates):
- Floating rates
Loans, financings and debentures	50	1,226	4,834	11,275	2,203	19,588
Concessions payable	—	1	2	10	14	27
Debt agreed with pension fund (Forluz)	11	33	89	596	431	1,160

	61	1,260	4,925	11,881	2,648	20,775

- Fixed rate
Suppliers	1,771	169	—	—	—	1,940

	1,832	1,429	4,925	11,881	2,648	22,715

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

The allowance for doubtful debtors constituted on December 31, 2016, considered to be adequate in relation to the credits in arrears receivable by the Company and its subsidiaries and jointly-controlled entities, was R$ 660.

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

As a management instrument, Cemig divides the investment of its funds into direct purchases of securities (own portfolio) and investment funds. The investment funds invest the funds exclusively in fixed income products, and companies of the Group are the only unit holders. They obey the same policy adopted in the investments for the Company’s directly-held own portfolio.

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

Banks that exceed these thresholds are classified in three groups, by the value of their equity; and within this classification, limits of concentration by group and by institution are set, as follows:

Group	Equity	Concentration	Limit per bank (% of Equity) (*)
A1	Over R$ 3.5 billion	Minimum 80%	6% to 9%
A2	R$ 1.0 billion to R$ 3.5 billion	Maximum 20%	5% to 8%
B	R$ 400 million to R$ 1.0 billion	Maximum 20%	5% to 7%

(*)	The percentage assigned to each bank depends on an individual assessment of indicators such as liquidity, quality of the credit portfolio, and other aspects.

Further to these points, Cemig also establishes two concentration limits:

1.	No bank may have more than 30% of the Group’s portfolio.

2.	No bank may have more than 50% of the portfolio of any individual company.

Risk of early maturity of debt

The Company has financing contracts with restrictive covenants normally applicable to this type of transaction, complying with a financial index. Non-compliance with these covenants could cause early maturity of the debt. See Note 20.

On December 31, 2016, all restrictive covenants on the contracts for loans and financings of CemigTelecom were complied with. Those contracts that contained these clauses during the year 2016 have been settled in their entirety.

On December 31, 2016 all the restrictive covenants relating to financial ratios of the Company were complied with.

Capital management

This table shows the Company’s net liabilities in relation to its Equity at December 31, 2016 and 2015:

	2016	2015
Total liabilities	29,102	27,869
(–) Cash and cash equivalents	(995)	(925)
(–) Restricted cash	(367)	—

Net liabilities	27,740	26,944

Total of equity	12,934	12,988

Net liabilities / Equity	2.14	2.07

30.	MEASUREMENT AT FAIR VALUE

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

This is a summary of the instruments that are measured at fair value:

	Balance At Dec. 31, 2016	Fair value at December 31, 2016
		Active market – quoted price (Level 1)	No active market – Valuation technique (Level 2)	No active market – Unobservable inputs (Level 3)
Assets
Held for trading
Securities
Bank certificates of deposit	33	—	33	—
Treasury Financial Notes (LFTs)	193	193	—	—
Financial Notes – Banks	724	—	724	—
Debentures	45	—	45	—

	995	193	802	—

Loans and receivables
Concession Grant Fee	2,254	—	2,254	—
Restricted cash	367	—	367	—

	2,621	—	2,621	—

Available for sale
Financial assets of the concession related to infrastructure	216	—	—	216

	3,832	193	3,423	216

Liabilities
Fair value through profit or loss
Put options: (1)	(1,342)	—	(1,150)	(192)

	2,490	193	2,273	24

(1)	After 2016 the Company is using the Black-Scholes-Merton method for measuring the fair value of the options. See more details in Note 15.

	Balance at December 31, 2015	Fair value at December 31, 2015
		Active market – Quoted price (Level 1)	No active market – Valuation technique (Level 2)	No active market – Unobservable inputs (Level 3)
Assets
Held for trading
Securities
Bank certificates of deposit	1,577	—	1,577	—
Treasury Financial Notes (LFTs)	88	88	—	—
Financial Notes – Banks	460	—	460	—
Debentures	161	—	161	—

	2,286	88	2,198	—
Available for sale
Financial assets of the concession	137	—	—	137

	2,423	88	2,198	137
Liabilities
Fair value through profit or loss
Put options	(1,393)	—	—	(1,393)

	1,030	88	2,198	(1,256)

Fair value calculation of financial positions

Financial assets of the concession related to infrastructure: Measured at New Replacement Value (valor novo de reposição, or VNR), according to criteria established in regulations by the Concession-granting power (‘Grantor’), based on fair value of the assets in service belonging to the concession and which will be revertible at the end of the concession, and on the Weighted average cost of capital (WACC) used by the Grantor, which reflects the concession holder’s return on the operations of the concession. The VNR and the WACC are public information disclosed by the Grantor and by Cemig. The movement in Financial assets of the concession is shown in Note 14 to the financial statements.

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

Put options: The Company has adopted the Black-Scholes-Merton method for measurement of the fair value of the options of SAAG, Parati and Sonda. The fair value of these options was calculated on the basis of the estimated exercise price on the day of exercise of the option, less the fair value of the shares that are the subject of the put option, also estimated for the date of exercise, brought to present value at the reporting date. The movement in relation to the put options, and other information is given in Note 15 to the financial statements.

31.	INSURANCE

Cemig and its subsidiaries maintain insurance policies to cover damages to certain items of their assets, in accordance with orientation by specialists, as listed below (item relating to the policy of Cemig – the holding company), taking into account the nature and the degree of risk, for amounts considered sufficient to cover any significant losses related to its assets and liabilities. The risk assumptions adopted, due to their nature, are not part of the scope of an audit of the financial statements, and consequently were not examined by the external auditors.

	Cover	Dates of cover	Amount insured (**)	Annual premium (**)
Cemig Geração e Transmissão
Air transport / Aircraft	Fuselage Third party liability	Apr. 29, 2016 to Apr. 29, 2017	US$4,675 U$14,000	US$84
Warehouse stores	Fire	Oct. 2, 2016 to Oct 2, 2017	R$16,921	R$25
Facilities in buildings	Fire	Jan. 8, 2017 to Jan. 8, 2018	R$451,860	R$98
Telecoms equipment (1)	Fire	Jan. 8, 2017 to Jan. 8, 2018	R$11,514	R$5
Operational risk	-	Dec. 7, 2016 to Dec. 7, 2017	R$1,438,338	R$1,795
Cemig D (Distribution)
Air transport / Aircraft	Fuselage Third party liability	Apr. 29, 2016 to Apr. 29, 2017	US$3,613 U$14,000	US$60
Warehouse stores	Fire	Oct. 2, 2016 to Oct 2, 2017	R$94,930	R$143
Facilities in buildings	Fire	Jan. 8, 2017 to Jan. 8, 2018	R$1,073,416	R$232
Telecoms equipment	Fire	Jan. 8, 2017 to Jan. 8, 2018	R$17,208	R$7
Operational risk – Transformers above 15MVA and other power distribution equipment with value above R$ 1,000 (2)	Total	Dec. 7, 2016 to Dec. 7, 2017	R$563,637	R$703
Gasmig
Gas distribution network / Third party	Third party liability	Dec. 15, 2016 to Dec. 15, 2017	R$60,000	R$429
Own vehicle fleet (Operation)	Third party only	Jul. 7, 2016 to Jul. 7, 2017	R$400	R$4
Own vehicle fleet (Directors)	Full cover	Oct. 25, 2016 to Oct. 25, 2017	R$100	R$1
Facilities – multirisk	Robbery, theft, fire	Jan. 1, 2017 to Jan. 1, 2018	R$41,375	R$50

(**)	Amounts expressed in R$ ’000 or US$’000.
(1)	The new period of validity is from January 8, 2017 to January 8, 2018.
(2)	The new period of validity is from December 7, 2016 to December 7, 2017.

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

Cemig and its subsidiaries have contractual obligations and commitments that include, principally, amortization of loans and financings, contracts with contractors for construction of new projects, and purchase of electricity from Itaipu and other sources, as follows:

	2017	2018	2019	2020	2021	After 2022	Total
Loans and financings	4,837	3,880	1,828	1,794	1,586	1,254	15,179
Purchase of electricity from Itaipu	1,266	1,426	1,578	1,754	1,829	98,574	106,427
Purchase of electricity – auctions	3,010	3,084	3,478	3,667	4,295	101,896	119,430
Purchase of electricity – ‘bilateral contracts’	298	314	328	346	361	1,347	2,994
Quotas for Angra 1 and Angra 2	239	251	259	277	284	11,377	12,687
Physical quota guarantees	580	612	640	671	700	28,052	31,255
Transport of electricity from Itaipu	162	232	238	243	226	8,129	9,230
Other electricity purchase contracts	3,736	3,411	2,776	2,887	3,201	30,267	46,278
Purchase of gas for resale	1,006	1,198	1,470	1,817	2,098	0	7,589
Paid concession	3	3	2	2	2	10	22
Debt to pension plan – Forluz	86	91	97	103	109	301	787
Operational leasing contracts	96	91	91	91	91	93	553

Total	15,319	14,593	12,785	13,652	14,782	281,300	352,431

33.	NON-CASH TRANSACTIONS

In the business years 2016, 2015 and 2014, the Company made the following transactions not involving cash, which are not reflected in the Cash flow statements:

	2016	2015	2014
Transfer from PP&E to Other long-term assets (São Simão plant)	—	223	—
Assets transferred to Aliança Geração de Energia S.A.	—	581	—
Financial charges capitalized	142	159	70

34.	SUBSEQUENT EVENTS

Homologation of Annual Generation Revenue (RAG) of Volta Grande Hydroelectric Plant

In February 2017 there was a concession expiry date for the Volta Grande plant, and on March 21, 2017, by its Resolution 2208, Aneel homologated the RAG of the Volta Grande Hydroelectric Plant under the ‘quotas’ regime, for temporary provision of the service of electricity generation by Cemig GT until it is taken over by the concession holder winning the tender for the plant.

Applications to Energy Ministry for opening of administrative proceedings: Concessions of the Volta Grande, Jaguara, São Simão and Miranda Plants:

In February 2017, Cemig GT reiterated, to the Mining and Energy Ministry (‘MME’), its request for extension, for 20 (twenty) years, of concessions of the Jaguara, São Simão and Miranda hydroelectric plants, as specified by Clause 4 of its Concession Contract 007/1997. Subsidiarily, it requested opening of an Administrative Proceeding under Paragraph 1-C of Article 8 of Law 12783/2013, to the benefit of one of the service providing subsidiaries of Cemig GT. The terms of Cemig’s request is presente below:

Paragraph 1-C was added to Article 8 of Law 12783, of 2013, by Law 13360, of November 17, 2016, and enables the federal government to grant a concession contract for electricity generation for a period of 30 (thirty) years when there is transfer of control of a legal entity that is already providing this service (in this case, one of the subsidiaries of Cemig GT), and is under direct or indirect control of an individual State, or the Federal District, or the municipality, provided that: I – the tender, which may be by auction or by competitive bidding, is held by the controlling stockholder on or before February 28, 2018; and II – the transfer of control takes place by June 30, 2018.

The subsidiary request is made on the grounds of the spirit of conciliation and cooperation that should govern the relationship between a concession holder and the concession-granting power, and the constant quest, at all times, for alternatives that present the best solution for consumers, for the country and for the stockholders of the Company – who in this case include the people of the state of Minas Gerais. Thus, in the event that the Ministry decides to maintain its position, and if all the court judgments that have determined that Law 12783/2013 should prevail to the detriment of the provisions of the Second Subclause of Clause 4 of Contract CEMIG 007 of 1997 are maintained, Cemig GT has requested, for the benefit of one of its subsidiaries, application of the rule that is now contained in §1-C of Article 8 of Law 12783 of 2013.

We would point out that the presentation of the Subsidiary Request does not result in any waiver by Cemig GT of its right – which is the subject of the legal actions that it currently has in progress against the federal government – to guaranteed extension of the concessions as specified in Clause 4 of Concession Contract 007/1997.

On the same date the Company filed with the MME a response to the formal question as to its interest in remaining as provider of electricity generation service after the ending of the concession period of the Volta Grande Hydroelectric Plant, which took place on February 23, 2017. In this response, and adding a request of its own, the Company stated its interest in remaining responsible for the provision of electricity generation service by this hydroelectric plant, and also requested opening of an administrative proceeding for the purposes of §1-C of Article 8 of Law 12783/2013, also to the benefit of one of the service providing subsidiaries of Cemig GT.

Interim Injunction granted on São Simão Plant

The Higher Appeal Court (‘STJ’) granted an interim injunction to maintain Cemig GT as holder of the concession for the São Simão Hydroelectric Plant, in Minas Gerais, on the initial bases of Concession Contract 007/97, until conclusion of judgment in the Company’s application for mandamus No. 21465, in the STJ.

According to the position report on the STJ website and STJ certificate 1783814, “...the interim injunction applied for by Cemig Geração e Transmissão S.A. is granted, until conclusion of judgment on the current application for mandamus, enabling the now applicant to remain in ownership of the concession for the São Simão Plant, on the initial bases of the concession contract, Nº 007/97.”

On March 28, 2017, the interim remedy (injunction) given in Application for Mandamus No. 21.465/DF, before the Higher Appeal Court (‘STJ’), brought by the Company for annulment of the decision by the Mining and Energy Ministry (MME) which refused, on merits, the request by Cemig GT for extension of the concession period of the São Simão Hydroelectric Plant, in the terms of its concession contract 007/97, was revoked.

Interim injunction in Supreme Court action for Provisional Remedy 3980 on Jaguara Plant revoked

The Federal Supreme Court (‘STF’) refused the order to maintain Cemig GT in possession of the concession for the Jaguara Hydroelectric Plant under the initial terms of Concession Contract 007/97.

The section of the website of the STF that records the current situation of cases stated on March 21, 2017: “the interim remedy previously given has been revoked, with an order that the demand should be sent to the Procurator-general of the Republic, for statement on the case, Mandamus Appeal 34203”.

Repeal of interim remedy – Miranda plant

On March 29, 2017, the interim remedy (injunction) given in application for mandamus number 23.042/DF, before the Higher Appeal Court (STJ), brought by the Company to annul the decision by the Mining and Energy Ministry (MME) which refused, on merits Cemig GT’s request for ratification of the extension of its concession for the Miranda Hydroelectric Plant, under its Concession Contract, number 007/97, was revoked.

Disposal of wind farms by Renova

On April 18, 2017 a share purchase agreement was signed for sale of the Alto Sertão II Wind Farm Complex. The parties to the agreement are Cemig’s affiliated company Renova Energia S.A. (‘Renova’), Renovapar S.A. and AES Tietê Energia S.A., with Nova Energia Holding S.A. as consenting party.

Under the agreement AES undertakes to acquire 100% of the shares of Nova Energia for R$ 600 million. Nova Energia controls the sub-holding company Renova Eólica Participações S.A., which owns 100% of the 15 special-purpose companies which comprise the Alto Sertão II Wind Power Complex.

Completion of the Transaction is subject to certain conditions precedent stated in the Agreement, including approval by government bodies and creditors.

Renova’s management emphasizes that the Transaction is aligned to its new Directional Strategy, the goals of which are: (i) restoration of the balance of its capital structure; and (ii) sustainability of the business in the long term.

Changes in the bylaws of Light

On March 28, 2017 the Board of Directors of Light approved convocation of an Extraordinary General Meeting of Shareholders to:

(i)	Decide on changes to the bylaws; and

(ii)	Consider the possibility of carrying out a primary public offering of shares, with restricted distribution efforts: in Brazil, based on CVM Instruction 476, of January 16, 2009, as amended; and outside Brazil, to qualified institutional investors in the United States, and to investors considered not to be resident or domiciled in the United States, Under Rule 144A and Regulation S of the U.S. Securities Act of 1933, as amended (‘the Securities Act’; ‘the Offering’), with the possibility of a secondary offer, and possible participation by shareholders of Light.

Light added the following note to its Material Announcement:

“This Material Announcement is not for publication or distribution, directly or indirectly, in the United States, and does not constitute an offer to sell securities in the United States; and the securities mentioned in it have not been and will not be registered under the Securities Act, or any other law referring to securities, and shall not be offered or sold in the United States of America without the due registry of an exemption from registry applicable under the Securities Act. On the date of publication, no public offering is being carried out in Brazil or in the United States.

No security shall be sold in any state or jurisdiction, including Brazil or the United States of America, in which offering, application for or sale of such security is considered illegal before registry or qualification under the securities laws of such state or jurisdiction.

This Material Announcement is for merely informative purposes, and should not under any circumstances be interpreted as, nor constitute, an investment recommendation or an offer for sale, or a bid or offer to purchase, any securities of the Company in Brazil, including shares issued by it.”

Payment of debentures by Cemig GT

On February 15, 2017, Cemig GT amortized in full the First Series of its 3rd Debenture Issue, in the amount of R$ 553 (principal, plus interest, calculated up to the date of the actual amortization). The interest on the Second and Third Series of the 3rd Debenture Issue, totaling R$ 76, was paid on the same date. These payments were made from the Company’s own funds.

PDVP Programmed Voluntary Retirement Plan (PDVP 2017)

In March 2017, the Company created the 2017 Employee Voluntary Severance Program (‘the 2017 PDVP’). Those eligible to take part were any employees who will have worked with Cemig for 25 years or more by December 31, 2017. Employees will be able to accept the 2017 PDVP from April 3 through September 29, 2017. It provides for payment of an additional premium of five monthly salaries to employees who join in April 2017, to leave the Company in May 2017; the premium diminishes progressively depending on the month of acceptance. An employee who accepts the plan in August 2017, for severance in September 2017, will have the right to a premium corresponding to one monthly remuneration. Employees using the plan to leave on or after September 1, 2017, will have no premium. There will also be payment for voluntary retirement: the PDVP offers the much more advantageous severance payments which are specified by law only for the case of dismissal without just cause – including: payment for the period of notice, and especially, an amount equal to the ‘penalty’ payment of 40% of the Base Value of the employee’s FGTS fund, as well as the other payments specified by the legislation.

Due to the variable period for acceptance by the employees, it is not possible to estimate the effect on Cemig’s financial statements in 2017.

Authorization for Cemig to exceed financial ratios specified in the bylaws

The Company’s bylaws establish certain target levels for debt and investments which the Company’s management must obey. However, the Extraordinary General Meeting of Shareholders of March 31, 2017 gave authorization to exceed these indicators, exceptionally for the year 2017, as follows:

	Target in the by-laws	Higher limit authorized by the Meeting
Consolidated debt / Ebitda	2.00	4.44
(Net debt) / (Net debt + Equity)	40.00%	55.00%
(Capex including acquisition of any assets) / Ebitda	40.00%	192.00%

These new limits approved for 2017 must be reviewed at the time of the approval of the budget for 2017 by the Board of Directors, and must again be submitted to the shareholders in a General Meeting.

Amendments to contracts of Gasmig

On February 10, 2017, Gasmig signed amendments 07 and 02 (general rules) to its additional gas supply contract (CSA) with Petróleo Brasileiro S.A. – Petrobras, which have changed the expectations of Gasmig’s future results. The principal elements of the new gas supply contract, and its consequences in Gasmig’s results, are as follows:

◾	In effect from January 1, 2017, through December 2021.

◾	Alteration of the Daily Contracted Quantity, and the commitments for daily offtake of gas, adapting to expectations for consumption in the Minas Gerais market until December 2021.

◾	The Annual Take or Pay commitment will now be on monthly basis, with automatic recovery of the volume of gas paid for and not yet taken.

◾	Payment by installments of the Take or Pay contract for the year 2015: in up to 36 installments, which may be brought forward.

◾	Adjustment of the price for acquisition of the gas supplied by Petrobras

◾	Clauses for programming of more restricted offtake of gas.

◾	The Take or Pay commitment for annual minimum offtake for the year 2016 will not be calculated/paid.

Arising from the provisions of the previous contract, Gasmig reported R$ 225 in an account line Advance to supplier – rights to offtake gas, in Current assets, with counterpart in Suppliers of gas, in Current liabilities. This caused a negative impact in the net working capital of Gasmig, which posted a net negative value of R$ 354. With the signature of the new contractual amendment, the annual minimum offtake commitment for the year 2016 was extinguished.

Gasmig and Petrobras further negotiated rescission of the Distribution Contract to Supply the Nitrogen Fertilizers Unit (UFN-V), with no financial charge for either side.

Taesa signs concession contracts from Aneel Auction 13/2015 (2nd phase)

On February 10, 2017, Taesa signed the 30-year concession contracts 17/2017 (Janaúba), 04/2017 (Aimorés), 03/2017 (Paraguaçú) and 19/2017 (ESTE).

Indemnification of Transmission assets – Injunction relieve by industrial costumers

On April 10, 2017, the Associação Brasileira de Grandes Consumidores Livres, da Associação Técnica Brasileira das Indústrias Automáticas de Vidro e da Associação Brasileira dos Produtores de Ferroligas e de Silicio Metálico obtained a injunctive relief (tutela antecipada) in judicial claims against Aneel and the Federal Government aiming to suspend the effects on their tariffs of the indemnification payment due to energy companies that adered to law 12.783/13.

The injunctive relief (tutela antecipada) was partially granted, with its effects related to the suspension of the inclusion in the tariffs charged to the consumers that are members of those associations of the indemnification related to the remuneration of the cost of capital included since the extension of the concessions.

The Company does not expect to incur in losses in realization of transmission indemnification assets. Please refer to note 14 for more detail about the asset and the criteria for update.

Taesa Wins Principal Lot at Aneel Auction 005/2016

On Monday, April 24, 2017, the Columbia Consortium, formed by the companies Taesa and CTEEP, won the Lot 1 in Transmission Auction 5/2016, held by the Brazilian electricity regulator, Aneel. The consortium offered Permitted Annual Revenue (RAP) of R$ 267 million.

The undertaking will require investment of R$ 1.936 billion, and comprises the following 525 kV transmission lines: Guaíra—Sarandi, with 266,3 KM of extension; Foz do Iguaçu—Guaíra, with 173 KM of extension; Londrina—Sarandi, with 75,5 KM of extension. It comprises also 230 kV transmission line Sarandi—Paranavaí Norte, with 85 KM of extension and three substations: (Guaíra, Sarandi e Paranavaí Norte), in the state of Paraná.

The tender specified completion of the works in 60 months, for start of commercial operation in August 2022.

International securities issue by Cemig GT

As per the Material Announcement issued by the Company on April 28, 2017, Cemig GT is preparing a possible international issue of securities. The Board of Directors of Cemig GT has authorized such an issue in the amount of up to US$1 billion, with maturity of 7 years, the proceeds to be used to refinance existing financial obligations. Also, the Board of Directors of Cemig has made the decision to authorize a surety guarantee.

Carrying out of the Issue is subject, among other factors, to the conditions of the Brazilian and international capital markets, and to obtaining of the related approvals; and if the issue is made it will be carried out in accordance with the applicable law and regulations.

This Material Announcement is for information purposes only. It should not under any circumstances be (i) understood as an offer or solicitation of an offer to acquire any securities of the Company or of Cemig GT, including but not limited to such securities as may at any time be issued in the international market by Cemig GT as part of the Issue; nor (ii) interpreted as an investment recommendation. If the Issue takes place, any decision to purchase securities arising from the Issue should be made exclusively on the basis of the information contained in an offering memorandum which will be prepared in relation to the Issue.

The Company will keep the market and its stockholders informed on any developments relating to the Issue in accordance with the applicable regulations.

* * * * * * * * * * * * *
(The original is signed by)
Bernardo Afonso Salomão de Alvarenga	Bernardo Afonso Salomão de Alvarenga	Adézio de Almeida Lima
Chief Executive Officer	Deputy CEO	Chief Finance and Investor Relations Officer
Luís Fernando Paroli Santos	Franklin Moreira Gonçalves	Maura Galuppo Botelho Martins
Chief Distribution and Sales Officer	Chief Generation and Transmission Officer	Chief Officer for Human Relations and Resources
José de Araújo Lins Neto	Luís Fernando Paroli Santos	Dimas Costa
Chief Corporate Management Officer	Chief Institutional Relations and Communication Officer	Chief Trading Officer
César Vaz de Melo Fernandes		Raul Lycurgo Leite
Chief Business Development Officer		Chief Counsel
Leonardo George de Magalhães		Leonardo Felipe Mesquita
Controller CRC-MG 53.140		Accounting Manager Accountant – CRC-MG-85.260

Exhibit Index

Exhibit Number	Document
1	Corporate by-laws of CEMIG, as amended and in effect since July 27, 2016.

2.1	Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs filed on August 20, 2001 (File No. 333-13826)).

2.2	Shareholders’ Agreement, dated June 18, 1997, between the State Government and Southern, relating to the rights and obligations of owners of our shares (incorporated by reference to Exhibit 2.1 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

2.3	Amendment No. 1 to the Second Amended and Restated Deposit Agreement, dated August 10, 2001, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs filed on June 11, 2007 (File No. 333-143636)).

2.4	Deposit Agreement, dated as of June 12, 2007, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the common share ADSs filed on May 7, 2007 (File No. 333-142654)).

4.1	Contract of Concession for Generating Electric Energy, dated July 10, 1997, between the Federal Government and us, relating to the provision of electric energy generation services to the public (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.2	Contract of Concession of Electric Energy Transmission Services, dated July 10, 1997, between the Federal Government and us, relating to the transmission of electric energy to the public (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.3	Second Amendment to the Electricity Transmission Concession Contract, dated September 16, 2005 (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.4	Third Amendment to the Electricity Transmission Concession Contract, for the Northern, Southern, Eastern, and Western geographic areas, dated April 13, 2010 (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.5	Contracts of Concession of Public Service for Distribution of Electric Energy, dated July 10, 1997, between the Federal Government and us, relating to the provision of electric energy distribution services to the public (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.6	First Amendment to the Electricity Distribution Concession Contract, dated March 31, 2005 (incorporated by reference to Exhibit 4.5 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.7	Second Amendment to the Electricity Distribution Concession Contract, dated September 16, 2005 (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.8	Contract for the Assignment of CRC Account, dated May 31, 1995, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)).

4.9	First Amendment to the Contract for the Assignment of CRC Account, dated February 24, 2001, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.5 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

4.10	Second Amendment to the Contract for the Assignment of CRC Account, dated October 14, 2002, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

Exhibit Number	Document
4.11	Third Amendment to the Contract for the Assignment of CRC Account, dated October 24, 2002, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

4.12	Fourth Amendment to the Contract for the Assignment of CRC Account, dated January 23, 2006, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.14 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.13	Announcement of Start of Public Distribution of Senior Units under CRC Account Securitization Fund, dated as of January 26, 2006 (incorporated by reference to Exhibit 4.15 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.14	Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated August 24, 2006, between CEMIG D and Unibanco—União dos Bancos Brasileiros S.A. (incorporated by reference to Exhibit 4.18 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).

4.15	Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated April 17, 2007, between CEMIG GT and Unibanco—União dos Bancos Brasileiros S.A. (incorporated by reference to Exhibit 4.19 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).

4.16	Summary of Indenture Covering the Second Issuance of Debentures, dated December 19, 2007, between CEMIG D and BB Banco de Investimento S.A. (incorporated by reference to Exhibit 4.20 to our Annual Report on Form 20-F filed on June 30, 2008 (File No. 1-15224)).

4.17	Share Purchase Agreement, dated April 23, 2009, between CEMIG GT, Terna—Rete Elettrica Nazionale S.p.A., and CEMIG (incorporated by reference to Exhibit 4.22 to our Registration Statement on Form 20-F filed on June 19, 2009 (File No. 1-15224)).

4.18	English Summary of Share Purchase Agreement between CEMIG and Andrade Gutierrez Concessões S.A., dated December 30, 2009 (incorporated by reference to Exhibit 4.18 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.19	English Summary of Share Purchase Agreement between CEMIG and Fundo de Investimento em Participações PCP, dated December 31, 2009 (incorporated by reference to Exhibit 4.19 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.20	English Summary of Put Option Agreement between CEMIG and Enlighted Partners Venture Capital LLC, dated March 24, 2010 (incorporated by reference to Exhibit 4.20 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.21	English Summary of Share Purchase Agreement among, TAESA, Abengoa Concessões Brasil Holding S.A. and Abengoa Participações Holding S.A., dated June 2, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.22	English Summary of Share Purchase Agreement among, TAESA, Abengoa Concessões Brasil Holding S.A., Abengoa Construção Brasil Ltda., NTE—Nordeste Transmissora de Energia S.A. and Abengoa Participações Holding S.A., dated June 2, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.23	Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated March 3, 2010, between CEMIG GT and BB – Banco de Investimento S.A. (incorporated by reference to Exhibit 4.23 to our Annual Report on Form 20-F filed on June 30, 2011 (File No. 1-15224)).

4.24	English Summary of Share Purchase Agreement between TAESA and Abengoa Concessões Brasil Holding S.A. dated March 16, 2012 (incorporated by reference to the Form 20-F filed on April 27., 2012 (File No. 1-15224)),

4.25	English Summary of Investment Agreement among RR Participações S.A., Light and Renova dated July 8, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

Exhibit Number	Document
4.26	English Summary of Put Option Agreement between Parati S.A. and Fundação de Seguridade Social Braslight dated July 15, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.27	English Summary of Share Purchase and Sale Agreement entered into between Amazônia Energia Participações S.A. and Construtora Queiroz Galvão S.A., Construtora OAS Ltda., Contern Construções e Comércio Ltda., Cetenco Engenharia S.A., Galvão Engenharia S.A. and J. Malucelli Construtora de Obras S.A., for shares in Norte Energia S.A. dated October 25, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.28	English Summary of Share Acquisition Agreement between CEMIG and the State of Minas Gerais dated December 27, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.29	Summary of Indenture Covering the Public Distribution of Non-Convertible Unsecured Debentures, dated March 13, 2012, between CEMIG Geração e Transmissão S.A., HSBC Corretora de Títulos e Valores Mobiliários S.A., Banco BTG Pactual S.A. and Banco do Nordeste do Brasil S.A. (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.30	Initial Announcement of Public Distribution, under the Regime of Firm Guarantee of Placement, of Unsecured Debentures Not Convertible into Shares, with Additional Guarantee, in Three Series, of the Third Issue by CEMIG D, dated March 19, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).

4.31	Initial Announcement of Public Distribution, under the Regime of Best Efforts for Placement, of Unsecured Debentures Not Convertible into Shares, with Additional Guarantee, in up to Three Series, of the Third Issue by CEMIG GT, dated March 12, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).

4.32	Summary of Private Contract for Investment in Transmission Assets, among CEMIG, CEMIG GT and TAESA dated May 17, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224

4.33	Summary of the Share Purchase Agreement between CEMIG Capim Branco Energia S.A., Suzano Papel e Celulose S.A., and Suzano Holding S.A., intervening by Comercial Agrícola Paineiras LTDA. (“Paineiras”) e Epícares Empreendimentos e Participações LTDA. (“Epícares”), dated March 12, 2013 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).

4.34	Summary of the Commitment Undertaking for Settlement, signed between the State of Minas Gerais and CEMIG, dated November 22, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).

4.35	Fifth Amendment to Concession Contracts No. S 002/1997–DNAEE, 003/1997–DNAEE, 004/1997–DNAEE and 005/1997–DNAEE, dated December 21, 2015, between the Federal Republic of Brazil and us, related to electricity distribution service (incorporated by reference to the Form 20-F filed on November 14, 2016 (File No. 1-15224)).

4.36	Excerpts from concession contracts for electricity generation Nos. 8, 9, 10, 11, 12, 13, 14, 15 and 16 between the Mining and Energy Minstry and CEMIG GT.

8	List of Subsidiaries (incorporated by reference to Exhibit 8 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15224)).

11	Code of Ethics (incorporated by reference to Item 7 in our Form 6-K for the month of September 2016 (File No. 1-15224)).

12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 16, 2017.

12.2	Chief Officer for Finance and Investor Relations Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 16, 2017.

13.1	Chief Executive Officer Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 16, 2017.

13.2	Chief Officer for Finance and Investor Relations Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 16, 2017.