Form 20-F
period 2017-12-31
ENERGY CO OF MINAS GERAIS
filed 2018-05-09
CIK 1157557

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Avenida Barbacena, 1200, Belo Horizonte, M.G., 30190-131

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of exchange on which registered:

Preferred Shares, R$5.00 par value	New York Stock Exchange*
American Depositary Shares, each representing 1 Preferred Share, without par value	New York Stock Exchange
Common Shares, R$5.00 par value	New York Stock Exchange*
American Depositary Shares, each representing 1 Common Share, without par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common share as of the close of the period covered by the annual report:

487,614,213 Common Shares

971,138,388 Preferred Shares-

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

We maintain our books and records in reais. We prepare our statutory financial statements in accordance with generally accepted accounting practices adopted in Brazil, and with International Financial Reporting Standards (or “IFRS”), as issued by the International Accounting Standards Board (“IASB”). For purposes of this annual report, we prepared the consolidated statements of financial position as of December 31, 2017 and 2016 and the related consolidated statements of income and comprehensive income, changes in equity and cash flows for the years ended December 31, 2017, 2016 and 2015, in reais in accordance with IFRS, as issued by the IASB.

Ernst & Young Auditores Independentes S.S. (“EY”) audited our consolidated financial statements as of December 31, 2017. Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte Touche Tohmatsu”) audited our consolidated financial statements as of December 31, 2016 and 2015; EY and Deloitte Touche Tohmatsu did not audit the financial statements of Madeira Energia S.A. and Norte Energia S.A. as of December 31, 2017, 2016 and 2015, which are investments of the Company accounted for under the equity method. The financial statements of Madeira Energia S.A. and Norte Energia S.A. were audited by PricewaterhouseCoopers Auditores Independentes, whose reports related to the financial statements of Madeira Energia S.A. as of December 31, 2017, 2016 and 2015 and to the financial statements of Norte Energia S.A. as of December 31, 2017, 2016 and 2015, have been presented to EY and Deloitte Touche Tohmatsu and are the sole base for the opinion of EY and Deloitte Touche Tohmatsu on the financial statements of Madeira Energia S.A. and Norte Energia S.A..

This annual report contains translations of certain real amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such U.S. dollar amounts have been translated from reais at an exchange rate of R$3.3121 to US$1.00, as certified for customs purposes by the U.S. Federal Reserve Board as of December 29, 2017. See “Item 3. Key Information – Exchange Rates” for additional information regarding exchange rates. We cannot guarantee that U.S. dollars can be converted into reais, or that reais can be converted into U.S. dollars, at the above rate or at any other rate.

MARKET POSITION AND OTHER INFORMATION

The information contained in this annual report regarding our market position is, unless otherwise indicated, presented for the year ended December 31, 2017 and is based on, or derived from, reports issued by the Brazilian National Electric Energy Agency (Agência Nacional de Energia Elétrica, or “ANEEL”), and by the Brazilian Electric Power Trading Chamber (Câmara de Comercialização de Energia Elétrica, or “CCEE”).

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

FORWARD-LOOKING INFORMATION

This annual report includes certain forward-looking statements, mainly in “Item 3. Key Information,” “Item 5, Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and contingencies including, but not limited to, the following:

•	general economic, political and business conditions, principally in Brazil, the State of Minas Gerais ( “Minas Gerais”), the State of Rio de Janeiro ( “Rio de Janeiro”), as well as other states in Brazil;

•	inflation and fluctuations in exchange rates and in interest rates;

•	existing and future governmental regulation as to energy rates, energy usage, competition in our concession area and other matters;

•	existing and future policies of the Federal Government of Brazil, which we refer to as the Federal Government;

•	on-going high profile anti-corruption investigations in Brazil;

•	our expectations and estimates concerning future financial performance and financing plans;

•	our level, or maturity profile, of indebtedness;

•	the likelihood that we will receive payment in connection with accounts receivable;

•	our capital expenditure plans;

•	our ability to satisfactorily serve our customers;

•	our ability to implement our divestment program;

•	failure or hacking of our security and operational infrastructure or systems;

•	our ability to renew our concessions, approvals and licenses on terms as favorable as those currently in effect or at all;

•	our ability to integrate the operations of companies we have acquired and that we may acquire or merge into our operations;

•	changes in volumes and patterns of customer energy usage;

•	competitive conditions in Brazil’s energy generation, transmission and distribution markets;

•	trends in the energy generation, transmission and distribution industry in Brazil, particularly in Minas Gerais and Rio de Janeiro;

•	changes in rainfall and the water levels in the reservoirs used to run our hydroelectrical power generation facilities;

•	existing and future policies of the government of Minas Gerais (the “State Government”), including policies affecting its investment in us and its plans for future expansion of energy generation, transmission and distribution in Minas Gerais; and

•	other risk factors identified in “Item 3. Key Information – Risk Factors.”

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

The selected consolidated financial data as of December 31, 2017 and 2016 and for each of the years ended December 31, 2017, 2016 and 2015, prepared in accordance with IFRS, has been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this annual report. U.S. dollar amounts in the table below are presented for your convenience. Unless indicated otherwise, these U.S. dollar amounts have been translated from reais at R$3.3121 per US$1.00, the exchange rate as of December 29, 2017. The real has historically experienced high volatility. We cannot guarantee that U.S. dollars can or could have been converted into reais, or that reais can or could have been converted into U.S. dollars at the above rate or at any other rate. The selected consolidated financial data as of December 31, 2015, 2014 and 2013 and for each of the years ended December 31, 2014 and 2013 has been derived from our audited consolidated financial statements not included in this annual report on Form 20-F.

Consolidated Statement of Income Data

	Year ended December 31,
	2017	2017	2016	2015	2014	2013
	(in millions of US$)(1)	(in millions of R$ except per share/ADS data or otherwise indicated)
Net operating revenue
Energy sales to final customers	6,171	20,438	20,458	20,319	14,922	12,597
Revenue from wholesale supply to other concession holders	985	3,263	2,972	2,207	2,310	2,144
CVA (compensation for changes in ‘Portion A’ items) and other financial components in tariff increases	298	988	(1,455)	1,704	1,107	—
Revenue from use of the energy distribution systems (TUSD)	486	1,611	1,705	1,465	855	1,008
Transmission concession revenue	112	371	312	261	557	404
Transmission indemnity revenue	113	373	751	101	420	21
Generation indemnity revenue	82	272	—	—	—	—
Adjustment to expectation of cash flow from indemnifiable Financial asset of the distribution concession	3	9	8	576	55	—
Revenue from financial updating of the Concession Grant Fee	96	317	300	—	—	—
Construction revenue	338	1,119	1,193	1,252	941	975
Energy transactions on the CCEE	260	860	161	2,425	2,348	1,193
Supply of gas	531	1,759	1,444	1,667	422	—
Other operating revenues	448	1,483	1,421	1,440	1,284	1,047
Deductions from revenue	(3,367)	(11,151)	(10,497)	(11,549)	(5,626)	(4,762)
Total net operating revenue	6,556	21,712	18,773	21,868	19,595	14,627

	Year ended December 31,
	2017	2017	2016	2015	2014	2013
	(in millions of US$)(1)	(in millions of R$ except per share/ADS data or otherwise indicated)
Operating costs and expenses
Energy purchased for resale	(3,297)	(10,919)	(8,273)	(9,542)	(7,428)	(5,207)
Charges for use of the national grid	(354)	(1,174)	(947)	(999)	(744)	(575)
Depreciation and amortization	(257)	(850)	(834)	(835)	(801)	(824)
Personnel	(491)	(1,627)	(1,643)	(1,435)	(1,252)	(1,284)
Gas purchased for resale	(323)	(1,071)	(877)	(1,051)	(254)	—
Outsourced services	(294)	(974)	(867)	(899)	(953)	(917)
Post-retirement obligations	69	229	(345)	(156)	(212)	(176)
Materials	(18)	(61)	(58)	(154)	(381)	(123)
Operating provisions, net	(258)	(854)	(704)	(1,402)	(581)	(305)
Employee’ and managers’ profit sharing	(2)	(5)	(7)	(137)	(249)	(221)
Infrastructure construction costs	(338)	(1,119)	(1,193)	(1,252)	(942)	(975)
Other operating expenses, net	(119)	(393)	(155)	(426)	(651)	(624)
Total operating costs and expenses	(5,682)	(18,818)	(15,903)	(18,288)	(14,448)	(11,231)
Share of (loss) profit, net, of associates and joint ventures	(76)	(252)	(302)	393	210	764
Gain on acquisition of control of investee	—	—	—	—	281	—
Gain on disposal of equity investment	—	—	—	—	—	284
Unrealized gain on disposal of investment	—	—	—	—	—	(81)
Impairment loss on Investments	—	—	(763)	—	—	—
Fair value gain on shareholding transaction	—	—	—	729	—	—
Income before finance income (expenses) and taxes	798	2,642	1,805	4,702	5,638	4,363
Finance income (expenses), net	(301)	(996)	(1,437)	(1,340)	(1,159)	(309)
Income before income tax and social contribution tax	497	1,646	368	3,362	4,479	4,054
Income taxes expense	(194)	(644)	(34)	(893)	(1,342)	(950)
Net income for the year	303	1,002	334	2,469	3,137	3,104
Other comprehensive income (loss)	(91)	(302)	(553)	(307)	(41)	213
Comprehensive income	212	700	(219)	2,162	3,096	3,317
Basic earnings:
Per common share	0.11	0.37	0.10	1.96	2.49	2.47
Per preferred share	0.25	0.84	0.35	1.96	2.49	2.47
Per ADS common share	0.11	0.37	0.10	1.96	2.49	2.47
Per ADS preferred share	0.25	0.84	0.35	1.96	2.49	2.47
Diluted earnings:
Per common share	0.11	0.37	0.07	1.96	2.49	2.47
Per preferred share	0.25	0.84	0.32	1.96	2.49	2.47
Per ADS common share	0.11	0.37	0.07	1.96	2.49	2.47
Per ADS preferred share	0.25	0.84	0.32	1.96	2.49	2.47

Statement of Financial Position Data

	Year ended December 31,
	2017	2017	2016	2015	2014	2013
	(in millions of US$)(1)	(in millions of R$ except per share/ADS data or otherwise indicated)
Assets
Current assets	2,578	8,537	8,285	9,377	6,554	6,669
Property, plant and equipment, net	834	2,762	3,775	3,940	5,544	5,817
Intangible assets	3,368	11,156	10,820	10,275	3,379	2,004
Concession financial assets	1,994	6,605	4,971	2,660	7,475	5,841
Other assets	3,979	13,180	14,185	14,605	12,048	9,483
Total assets	12,753	42,240	42,036	40,857	35,000	29,814
Liabilities
Current loans financing and debentures	716	2,371	4,837	6,300	5,291	2,238
Other current liabilities	1,899	6,292	6,610	6,774	4,832	3,684
Total current liabilities	2,615	8,663	11,447	13,074	10,123	5,922
Non-current loans financing and debentures	3,631	12,027	10,342	8,866	8,218	7,219
Non-current post-retirement obligation	1,194	3,954	4,043	3,086	2,478	2,311
Other non-current liabilities	986	3,266	3,270	2,843	2,896	1,724
Total non-current liabilities	5,811	19,247	17,655	14,795	13,592	11,254
Share capital	1,900	6,294	6,294	6,294	6,294	6,294
Capital reserves	581	1,925	1,925	1,925	1,925	1,925
Profit reserves	1,730	5,729	5,200	4,663	2,594	3,840
Equity valuation reserve	(252)	(837)	(489)	102	468	579
Subscription of shares to be capitalized	367	1,215	—	—	—	—
Equity attributable to non-controlling interests	1	4	4	4	4	—
Total equity	4,327	14,330	12,934	12,988	11,285	12,638
Total liabilities and equity	12,753	42,240	42,036	40,857	35,000	29,814

Other data

	2017	2016	2015	2014	2013
Outstanding shares basic:
Common (3)	487,614,144	420,764,639	420,764,639	420,764,639	420,764,639
Preferred (3)	970,577,739	837,516,297	837,516,297	837,516,297	837,516,297
Dividends per share
Common	R$0.03	—	R$0.50	R$0.63	R$1.28
Preferred	R$0.50	R$0.50	R$0.50	R$0.63	R$1.28
Dividends per ADS common	R$0.03	—	R$0.50	R$0.63	R$1.28
Dividends per ADS preferred	R$0.50	R$0.50	R$0.50	R$0.63	R$1.28
Dividends per share (2)
Common	US$0.01	—	US$0.13	US$0.24	US$0.48
Preferred	US$0.15	US$0.15	US$0.13	US$0.24	US$0.48
Dividends per ADS (2) common	US$0.01	—	US$0.13	US$0.24	US$0.48
Dividends per ADS (2) preferred	US$0.15	US$0.15	US$0.13	US$0.24	US$0.48

	2017	2016	2015	2014	2013
Outstanding shares—diluted:
Common (3)	487,614,144	420,764,639	420,764,639	420,764,639	420,764,639
Preferred (3)	970,577,739	837,516,297	837,516,297	837,516,297	837,516,297
Dividends per share diluted
Common	R$0.03	—	R$0.50	R$0.63	R$1.28
Preferred	R$0.50	R$0.50	R$0.50	R$0.63	R$1.28
Dividends per ADS diluted common	R$0.03	—	R$0.50	R$0.63	R$1.28
Dividends per ADS diluted Preferrend	R$0.50	R$0.50	R$0.50	R$0.63	R$1.28
Dividends per share diluted (2)
Common	US$0.01	—	US$0.13	US$0.24	US$0.48
Preferred	US$0.15	US$0.15	US$0.13	US$0.24	US$0.48
Dividends per ADS diluted common (2)	US$0.01	—	US$0.13	US$0.24	US$0.48
Dividends per ADS diluted preferred (2)	US$0.15	US$0.15	US$0.13	US$0.24	US$0.48

(1)	Converted at R$3.3121 /US$, the exchange rate on December 29, 2017. See “– Exchange rates”.
(2)	This information is presented in U.S. dollars at the exchange rate in effect as of the end of each year.
(3)	For the year ended December 31, 2017 was included new shares issued through capital increase. Please See “Item 4. Information on the Company”

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

The table below sets forth, for the periods indicated the low, high, average and period-end exchange rates for reais, expressed in reais per US$1.00

	Reais per US$1.00
Year Ended December 31,	Low	High	Average	Period-end
2013	1.9480	2.4464	2.1570	2.3608
2014	2.1940	2.7306	2.3498	2.6563
2015	2.5644	4.1638	3.3360	3.9593
2016	3.4112	4.1299	3.4839	3.2532
2017	3.0557	3.3823	3.1916	3.3121

	Reais per US$1.00
Month	Low	High	Average	Period end
November 2017	3.2055	3.3132	3.2629	3.2843
December 2017	3.2338	3.3396	3.2950	3.3121
January 2018	3.1470	3.2620	3.2115	3.1782
February 2018	3.1718	3.3083	3.2507	3.2428
March 2018	3.2191	3.3370	3.2790	3.3045
April 2018 (through April 27, 2018)	3.3149	3.5090	3.4051	3.4685

Source:	U.S. Federal Reserve Board.

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

We operate most of our power generation, transmission and distribution activities under concession agreements entered into with the Brazilian Federal Government or pursuant to authorizations granted to companies of the CEMIG Group. The Brazilian Constitution determines that all concessions related to public services must be granted through a bidding process. In 1995, in an effort to implement these constitutional provisions, the Brazilian Federal Government adopted certain laws and regulations, which are collectively known as the “Concessions Law”, which governs bidding procedures in the electric power industry.

On September 22, 2004, while the rules established by Law No. 9,074 of July 7, 1995 were still in force, we requested a 20 years extension from ANEEL of the concessions to the Emborcação and Nova Ponte hydroelectrical plants. On January 14, 2007, ANEEL approved the required extension as of July 24, 2005.The related concession contract was amended on October 22, 2008, to reflect these extensions.

On September 11, 2012, the Brazilian Federal Government issued Provisional Act No. 579 (“PA 579”), later converted into Law No. 12,783 of January 11, 2013 (“Law No. 12,783/13”), which governs the extensions of concessions granted prior to Law No. 9,074/95. Law No. 12,783/13 determines that, as of September 12, 2012, concessions prior to Law No. 9,074/95, can be extended once, for up to 30 years, at the option of the concession authority.

With respect to generation activities, the Company chose not to accept the mechanism offered to extend the generation concessions that would expire in the period from 2013 to 2017. These are: Três Marias, Salto Grande, Itutinga, Volta Grande, Camargos, Peti, Piau, Gafanhoto, Tronqueiras, Joasal, Martins, Cajuru, Paciência, Marmelos, Dona Rita, Sumidouro, Poquim and Anil.

Following publication of the tender documents for Generation Auction No. 12/2015, on October 7, 2015 (‘Auction 12/2015’), which was held under the revised regulatory structure for renewal of concessions of existing plants as set forth in Law No. 13,203 of December 8, 2015 (“Law No. 13,203/15”), the Company’s Board of Directors authorized Cemig Geração e Transmissão S.A. (“Cemig GT”) to bid at an auction, held on November 25, 2015, in which Cemig GT was successful. In the auction, Cemig GT won the concessions for the 18 hydroelectrical plants comprising ‘Lot D’: Três Marias, Salto Grande, Itutinga, Camargos, Cajuru, Gafanhoto, Martins, Marmelos, Joasal, Paciência, Piau, Coronel Domiciano, Tronqueiras, Peti, Dona Rita, Sinceridade, Neblina and Ervália. The total installed capacity of these plants is 699.5 MW, and their offtake guarantee is 420.2 MW average.

In relation to the Jaguara, São Simão and Miranda power plants, which the date of the first contractual extension of their concessions fell after the issuance of PM 579, the Company understands that the Generation Concession Contract No. 007/1997 enables the extension of the concessions of these power plants for 20 years, i.e. until 2033, 2035 and 2036 respectively, without any restrictions.

Based on this understanding, our subsidiary CEMIG Geração e Transmissão S.A. (“CEMIG GT”) has filed for a judicial order of mandamus (Writ of Mandamus No. 20,432/DF) against the actions of the Brazilian Mining and Energy Ministry (“MME”) to safeguard its rights to an extension of the concession term for the Jaguara Hydroelectrical Power Plant, under the terms of Clause 4 of the Generation Concession Contract No. 007/1997, and in accordance with the original terms and conditions of that agreement, which was signed prior to Law No. 12,783/13.

On September 3, 2013 the Company was awarded an interim judgment that entitled it to continue commercial operation of the Jaguara plant until a judgment was issued by the courts on the writ of mandamus. On May 27, 2015 there was a decision on the matter, denying CEMIG GT’s request. Prior to the publishing of this decision, which would have prevented the filing of the appropriate appeal, CEMIG GT appealed to the Federal Supreme Court (Supremo Tribunal Federal, or STF) for a provisional remedy with interim injunction requesting a permission to continue operating and managing the power plant. The interim injunction was granted on December 21, 2015. The Action for Provisional Remedy itself has not yet been judged. With the publication of the result of the judgment on February 15, 2016, Cemig GT filed an Ordinary Appeal to the STF on March 1, 2016. On March 21, 2017, the interim remedy given in the Action for Provisional Remedy referred to above was revoked by the Reporting Justice.On November 21, 2017, the 2nd Panel of the STF ruled that the application for mandamus should be dismissed, but this is not a final decision as it requires a full panel to decide. As soon as the full panel judgment is published, the Company will assess the possibility of appeal.

Considering that the São Simão Hydroelectrical Plant (‘the São Simão Plant’) concession of Cemig GT will expire shortly, Cemig GT filed an order of mandamus against an act of the MME, in order to ensure its right to extend the concession of this plant, under Clause 4 of Generation Concession Contract No. 007/1997, obeying the original bases of this contract, which were prior to Law 12,783/13. On December 19, 2014 the Superior Court of Justice (Superior Tribunal de Justiça, or “STJ”) granted Cemig GT an interim relief which allowed it to continue in control of the commercial operations of the São Simão Plant. This decision was reviewed, and overturned, by the Reporting Justice on June 30, 2015. The judgment of the merit of this action has not begun. The Reporting Justice, considering the STF decision on the interim relief of the Jaguara Plant, on December 21, 2015, served notice on Cemig GT to make a statement on the suspension of this order of mandamus relating to the São Simão Plant. On 09/08/2016, Cemig GT, stated its interest in the suspension, but requested an interim remedy with the same outcome that was employed in the case of the Jaguara Plant was granted, i.e. keeping Cemig GT as holder of the concession of the São Simão Plant, on the same terms as the Jaguara Plant, obeying the original bases of the Generation Concession Contract No. 007/1997, prior to Law 12,783/2013. On 08/03/2017, the injunction was granted by the Reporting Justice to allow CEMIG GT to retain ownership of the São Simão concession, under the initial bases of Concession Contract No. 007/1997, until the conclusion of the judgment. On March 28, 2017, that interim injunction was revoked. On December 13, 2017, the First Section of the STJ ruled to deny Cemig’s request. CEMIG GT appealed again to the Federal Supreme Court (Supremo Tribunal Federal, or STF). As of the date of this report, there has been no judgment on the merits of this action.

On December 21, 2016, Cemig GT filed an application for mandamus, requesting interim relief, against an act practiced by the Mining and Energy Minister that was unlawful and violated the plaintiff’s net and certain right – with the objective of obtaining extension of the period of concession of the Miranda Hydroelectrical Power Plant, on the basis of Clause 4 of the Generation Concession Contract No. 007/1997. Cemig GT was granted an interim remedy to continue commercial operation of the Miranda Plant until a final judgment would be given on this application for mandamus. In response to a motion for revision of judgment brought by the Federal Government against the internal appeal, the Reporting Justice revoked this interim remedy on March 29, 2017. As of the date of this report, there has been no judgment on the merits of this action.

On February 21, 2017, Cemig GT made a renewal request to the MME, renewing its administrative application for extension, for a term of 20 (twenty) years, of the concessions of the Jaguara, São Simão and Miranda hydroelectrical plants pursuant to Clause 4 of Generation Concession Contract No. 007 of 1997. In this renewal request, which reaffirms the Company’s interests in these plants, Cemig GT also made an alternative request, in the event the application is denied, for the concession of these hydroelectrical plants to be transferred/granted to one of its subsidiaries, for the purposes specified by Paragraph 1-C of Article 8 of Law 12,783/13 (as amended by Law 13,360 of November 17, 2016), which enables the Federal Government to grant a power generation concession for 30 years when associated with transfer of control of a legal entity providing this service which is under direct or indirect control of a State, the Federal District or a municipality.

On September 27, 2017, the Brazilian Federal Government auctioned the concessions of the São Simão, Jaguara, Miranda and Volta Grande hydroelectrical power plants formerly owned by CEMIG GT with a total capacity of 2,922 MW for a total of R$12.13 billion. In each case, the winning bidder of the concessions was a third party unrelated to CEMIG. Ownership of these concessions would be transferred from CEMIG to the winning bidders on December 30, 2017.

CEMIG GT understands that it complied with the requirements to maintain the concessions of the São Simão, Jaguara and Miranda power plants, which were each subject to automatic renewals. Several legal actions, public acts and negotiation meetings were held with MME e ANEEL in order to seek a solution to the litigation that has extended since 2012. In the case of Volta Grande, CEMIG GT has also worked intensively to negotiate renewal terms for that concession. Despite the outcome of the auction, CEMIG GT plans to continue to assert its rights with respect to this concession in court. Following the legal actions in progress in the STF and the STJ, cases were brought in the administrative and the judicial sphere related to the indemnity to which the Company is entitled.

On August 3, 2017, the MME established the amounts of the indemnity owed to CEMIG GT for investments made in the São Simão and Miranda power plants. The total amount of the indemnity has been calculated at R$1.028 billion, of which R$243.59 million relates to the residual value the São Simão plant and R$784.15 million relates to the indemnity for the Miranda plant. These amounts are as of September 2015 and December 2016, respectively, and are to be adjusted by the IPCA inflation index and by the Selic rate. However, payment is conditional on budgetary and financial availability of public funds and is subject to administrative and judicial challenges and there can be no assurance as to when such amounts will be paid.

Our initial estimates indicate that these amounts are insufficient to cover Cemig’s investment, therefore on August 17, 2017 we filed a hierarchy appeal that has not yet been judged. On November 27, 2017 Cemig GT filed a Prior Provisional Remedy in order to obtain an order for the Federal Government to disclose the basis for calculation of the indemnity for Jaguara, Miranda, São Simão and Volta Grande Hydroelectrical Power Plants, and also immediately deposit the non-contested portion of the indemnity, which had been set at R$1.028 billion.On November 29, 2017 the application for this remedy was denied and Cemig GT filed an Interlocutory Appeal that is currently pending judgment. Additionally, on January 17, 2018 Cemig amended the writ: (i) to file additional support for the disclosure of the calculation; (ii) applying for declaration of nullity of Article 1, §§1 and 2, and Article 2, of the Mining and Energy Ministry Order No. 291/2017, and consequent payment of indemnity to include all the investments made by Cemig GT in the concession; and (iii) requesting immediate payment of the non-contested amount.

Regarding transmission activities, on December 4, 2012, the Company signed the second amendment to Transmission Concession Agreement No. 006/1997, extending the concession for 30 years as of January 1, 2013. The concession extension resulted in a reduction of the Permitted Annual Revenue (Receita Anual Permitida, or RAP), which decreased from R$ 485 million (in June 2012) to R$ 296 million (in June 2016). The Brazilian Government has compensated us for the reduction of the RAP of part of those concessions, but the assets in operation before the year of 2000 have not been compensated yet. In our view, Law 12,783/13 states that the Federal Government is required to compensate us, using the IPCA index as basis, RAP reductions of assets operating before 2000 within a 30 year period. According to Brazilian Mining and Energy Ministry Ordinance No. 120/2016, as of July 2017, the transmission companies that extended their concession agreements will have their assets not yet compensated included in the Regulatory Remuneration Base and will also receive the recovery of past revenues from those assets.

With respect to extension of the energy distribution concession, CEMIG Distribuição S.A. (“CEMIG D”), as per Decree No. 7,805/12 and Decree No. 8,461/15, accepted the extension of its concession contracts, and signed the Fifth Amendment to its Concession Contract in December 2015 (the “Fifth Amendment”). This extends the concession for a further 30 years from January 1, 2016, but requires compliance with even more rigid rules related to the quality of service provided and the economic and financial sustainability of the Company over the 30 years of the concession.

In light of the degree of discretion granted to the Brazilian Federal Government in relation to new concession contracts or new authorizations, as applicable, and renewal of existing concessions and authorizations, and due to the new provisions established by PA 579 (and subsequent Law No. 12,783/13) and amendments made to it by Law No. 13,203/15 and Law No. 13,360/16, for renewals of generation, transmission and distribution concession agreements, we cannot guarantee that: (i) new concessions and authorizations will be obtained; (ii) our existing concessions and authorizations will be extended on terms similar to those currently in effect; nor (iii) the compensation received in the event of non-extension of a concession or authorization will be in an amount sufficient to cover the full value of our investment. Our inability to obtain new or extended concessions or authorizations could have a material adverse effect on our business, results of operations and financial condition. For more information about the renewal of our concessions and authorizations, see “Item 8. Financial Information – Legal and Administrative Proceedings.”

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

We conduct our generation, transmission and distribution activities pursuant to concession agreements entered into with the Brazilian Federal Government, through ANEEL, and pursuant to authorizations granted to companies of the CEMIG Group, as the case may be.

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

Rules under the Fifth Amendment to the distribution concession contract came into effect as from 2016. They contain new targets for service quality, and requirements related to CEMIG D’s economic and financial sustainability. These targets must be complied with over the 30 years of the concession. Compliance with these targets is assessed annually, and non-compliance could result in an obligation for CEMIG to inject capital into CEMIG D or a limitation on distribution of dividends or the payment of interest on equity by CEMIG D to CEMIG. According to ANEEL regulations, in case of failure to comply with global annual targets for collective continuity indicators for two consecutive years, or three times in five years, or at any time in the last five years of the agreement term, distribution of dividends or payment of interest on shareholders’ equity may be limited until compliance is resumed. Furthermore, in the first five years, non-compliance with a target for two consecutive years, or with any one of the targets in the fifth year will result in legal termination of the concession. The imposition of fines or penalties or the early termination or annulment by ANEEL of our concession agreements or any failure to receive sufficient indemnification for investments we have made, may have a material adverse effect on our business, financial condition and results of operations.

We are subject to extensive and uncertain governmental legislation and regulation, and any changes to such legislation and regulation could have a material adverse effect on our business, results of operations and financial situation.

Our operations are highly regulated and supervised by the Brazilian Government, through the MME, ANEEL, the National System Operator (Operador Nacional do Sistema, or “ONS”), and other regulatory authorities. These authorities have a substantial degree of influence in our business. MME, ANEEL and ONS have discretionary authority to implement and change policies, interpretations and rules applicable to different aspects of our business, particularly operations, maintenance, health and safety, compensation and inspection. Any significant regulatory measure implemented by such authorities may result in a significant burden on our activities, which may have a material adverse effect on our business, results of operations and financial condition.

The Brazilian Federal Government has been implementing policies that have a far-reaching impact on the Brazilian energy sector and, in particular, the energy industry. As part of the restructuring of the industry, Law No. 10,848, of March 15, 2004 introduced a new regulatory regime for the Brazilian energy industry. This regulatory structure has undergone several changes in recent years, the most recent being the changes added by PA 579 (which was converted into Law No. 12,783/2013), which governs the extension of some concessions governed by Law No. 9,074/1995. Under this law, such concessions can, from September 12, 2012, be extended only once, for up to 30 years, at the option of the concession authority.

Amendments in the legislation or regulations relating to the Brazilian energy industry could adversely affect our business strategy and the conduct of our activities if we are not able to anticipate the new conditions or if we are unable to absorb the new costs or pass them on to customers. Also, we cannot guarantee that measures taken in the future by the Brazilian Government, in relation to development of the Brazilian energy system, will not have a negative effect on our activities. Further, we are unable to predict to what extent such measures might affect us. If we are required to conduct our business and operations in a way that is substantially different from that specified in our business plan, our business, results of operations or financial position may be negatively affected.

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

Our by-laws require us to maintain certain financial indicators, related to factors including debt and investments, within certain limits, and this could affect our operational flexibility. In 2015, 2016 and 2017, certain limits and financial ratios specified in our bylaws were exceeded, and corresponding waivers were granted pursuant to the relevant approvals given by our shareholders at the General Shareholders’ Meetings for 2015, 2016 and 2017.

In relation to investments, our by-laws state that we may use up to 40.0% of our annual EBITDA (earnings before interest, income taxes, depreciation and amortization) each fiscal year on capital investments and acquisitions. This restriction could indirectly affect our investment capacity. Our ability to carry out our capital expenditure program is dependent upon a number of factors, including our ability to charge adequate rates for our services, access to the domestic and international capital markets, and a variety of operational and other factors. Further, our plans to expand our generation and transmission capacity are subject to compliance with competitive bidding processes. These are currently governed by Law No.8,666/1993 (“the Tenders Law”) and from June 30, 2018 will be governed by Law No. 13,303/2016 (“the State Companies Law”).

In relation to loans from third parties: (i) as a state-controlled company, we are subject to rules and limits relating to the level of credit applicable to the public sector, including rules established by the National Monetary Council (Conselho Monetário Nacional, or CMN), and by the Brazilian Central Bank; and (ii) we are subject to the rules and limits established by ANEEL that regulate indebtedness for companies in the energy sector. Also, state-controlled companies, in some cases, must comply with certain requirements to use funds extended by local commercial banks, such as (i) in the case of Brazilian federal banks, use the proceeds for refinancing of financial obligations undertaken with entities of the Brazilian financial system; or (ii) in transactions guaranteed by receivables.

Further, we are subject to certain contractual conditions under our existing debt instruments, and we may enter into new loans that contain covenants or similar clauses that could restrict our operational flexibility. These restrictions might also affect our ability to obtain new loans that are necessary for financing our activities and our growth strategy, and for meeting our future financial obligations when they become due, and this could adversely affect our ability to comply with our financial obligations. We have financing contracts and other debt obligations containing restrictive covenants, including Brazilian local market debentures, Eurobonds on international market and loans from Caixa Econômica Federal and Banco do Brasil.

We have approximately R$8.3 billion of outstanding debt with financial covenant restrictions, and any breach could have severe negative consequences to us. See “– The Company has a considerable amount of debt, and it is exposed to limitations on its liquidity – a factor that might make it more difficult for the Company to obtain financing for investments that are planned, and might negatively affect its financial condition and our results of operation.”

If, for example, we breach a financial covenant under the Eurobonds, we would have an interest increase, or even suffer early maturity of some of our debts. Similarly, if the Company violates a covenant under our debenture issuance, the debenture holders may anticipate the maturity of the debt in a meeting organized by the Fiduciary Agent (Trustee), unless 75% of the debenture holders decide not to do so. The anticipation of the maturities of our debts could have a material adverse effect on our financial situation, and may also trigger cross-default clauses in other financial instruments.

In the event of a default and acceleration of the maturities, our assets and cash flow might be insufficient to repay amounts due, or to comply with the servicing of such debts. In the past, we have, on certain occasions, failed to comply with certain financial covenants that had conditions that were more restrictive than those currently in place. Although we were able to obtain waivers from our creditors in relation to past non-compliance, we cannot guarantee that we will be successful in obtaining any particular waiver in the future.

The Company might face difficulties in delivering the results described in the business plans of the companies that it has acquired, or those which may be acquired in the future, which could have a material adverse effect on our business, financial condition and results of operations.

The Company might not realize the results expected from our acquisitions. The process of integration for any acquired business could subject the Company to certain risks, such as, for example, the following: (i) unexpected expenses; (ii) inability to integrate the activities of the companies acquired with a view to obtaining the expected economies of scale and efficiency gains; (iii) possible delays related to integration of the operations of companies; (iv) exposure to potential contingencies; and (v) legal claims made against the acquired business that were unknown at the moment of its acquisition. The Company might be unsuccessful in dealing with these or other risks, or problems related to any other operation of a future acquisition, and be negatively affected by the companies acquired or which may be acquired in the future.

A reduction in our credit risk rating or in Brazil’s sovereign credit ratings could adversely affect the availability of new financings and increase our cost of capital.

The credit risk rating agencies Fitch Ratings, Moody’s, and Standard and Poor’s attribute a rating to the Company and its debt securities on a Brazilian basis, and also a rating for the Company on a global basis.

Ratings reflect, among other factors, the outlook for the Brazilian energy sector, the hydrological conditions of Brazil, the political and economic conditions, country risk, and the rating and outlook for the Company’s controlling shareholder, the State of Minas Gerais.

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

In the last years, the three main rating agencies have downgraded CEMIG Holding, CEMIG D and CEMIG GT’s ratings following the macroeconomic deterioration in Brazil and as a result of the increasing leverage of CEMIG, due to the pressure on its cash flow. More recently, Standard & Poor`s upgraded each Company to brBBB (national scale) keeping the rating B in the global scale. Currently, Fitch classifies each company as BBB-(bra) (national scale) e B (global scale) and Moody’s classifies each company as B2.br (national scale) e B3 (global scale).

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

The operation of complex energy generation, transmission and distribution networks and systems involves various risks, operational difficulties and unexpected interruptions, caused by accidents, damage to failure of equipment or processes, performance below planned levels of availability and efficiency of assets, or disasters (such as explosions, fires, natural phenomena, floods, landslides, sabotage, terrorism, vandalism or other similar events). In the event of this occurrence, the insurance coverage for Operational Risks may be insufficient to fully repay costs and losses incurred as a result of damage caused to assets, or interruptions of services. Also, operational decisions taken by an entity responsible for the operation of the national grid, or actions or decisions taken by authorities responsible for regulation of the power industry, or for the environment or for issues that affect the energy generation, transmission and distribution businesses could have an adverse effect on the functioning and profitability of the operations of the Company’s generation, transmission and distribution systems.

The revenues that the Company and its subsidiaries generate from establishing, operating and maintaining facilities are, directly or indirectly, correlated with the availability of equipment and assets, and to the quality of the services (continuity, and compliance with the regulatory requirements). Under our concession agreements, the Company and its subsidiaries are subject to: (i) a reduction of their “Portion B” allocation due to increase of the component Q in the formula for the “X Factor” at the time of the tariff review for the distributors; (ii) reduction of the Permitted Annual Revenue (RAP) of the Transmission Companies, due to non-availability of transmission lines and substation equipment; and (iii) impacts on the revenue of the generation companies arising from the Availability Factor (Fator de Disponibilidade, or FID), and from reduction of the guarantee offtake levels of the plants. The hydroelectrical plants share the hydrological risk, and based on the applicable regulations and on the level of the guarantees offered previously by agents, to the extent that the plants do not meet the necessary production levels, on average agents will have to acquire the equivalent of the shortfall in volume of power at the spot price (Preço de Liquidação de Diferenças – Differences Settlement Price, or PLD), which tends to be highly volatile.

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

Penalties and payments of offsetting or other compensation are applicable, depending on the scope, severity and duration of the unavailability of service or equipment. Thus, stoppages in our generation, transmission or distribution facilities, substations or networks, may have a material adverse effect on our business, financial situation and operational results.

We have a considerable amount of debt, and we are exposed to limitations on our liquidity – a factor that might make it more difficult for us to obtain financing for investments that are planned, and might negatively affect our financial condition and our results of operations.

In order to finance the capital expenditures needed to meet our long-term growth objectives, we have incurred a substantial amount of debt. As our cash flow from operations in recent years has not been sufficient to fund our capital expenditures, debt service and payment of dividends, our debt has significantly increased since 2012. Our total loans, financing and debentures (including interest) decreased by 5%, to R$ 14,398 million on December 31, 2017 from R$ 15,179 million on December 31, 2016 and R$ 15,167 million on December 31, 2015. At present, 42% of our existing loans, financing and debentures—totaling R$ 6,084 million, have maturities in the next three years. To meet our growth objectives, maintain our ability to fund our operations and comply with scheduled debt maturities, we will need to raise debt capital from a range of funding sources. To service its debt after meeting the capital expenditure targets, the Company has relied upon, and may continue to rely upon, a combination of cash flows provided by its operations, drawdowns under its available credit facilities, its cash and short-term financial investments balance and the incurrence of additional indebtedness. Any further lowering of its credit ratings may have adverse consequences on the Company’s ability to obtain financing or may impact its cost of financing, also making it more difficult or costly to refinance maturing obligations. If, for any reason, the Company were faced with continued difficulties in accessing debt financing, this could hamper its ability to make capital expenditures in the amounts needed to maintain its current level of investments or its long-term targets and could impair its ability to timely meet its principal and interest payment obligations with its creditors, as its cash flow from operations is currently insufficient to fund such both planned capital expenditures and all of its debt service obligations. A reduction in the Company’s capital expenditure program or the sale of assets could significantly and adversely affect its results of operations.

In the context of lengthening the amortization schedule, CEMIG GT prepared itself along 2017 to tap the international debt capital market through a seven-year bond issuance of US$1 billion. The issuance was priced in December with a 9.25% coupon and 9.5% yield and the proceeds were used to repay existing short-term debt. The bonds will pay interests semiannualy and the principal will fall due in December 2024, with the possibility of a call from December 2023 on. The issuance was hedged by a coupon swap and a call spread on the principal, in order to protect the company against foreign exchange volatility.

In addition, in December 2017, Cemig concluded the re-profiling of its debt, representing up to R$3.4 billion, by negotiating a bank debt refinancing with its main creditors in order to refinance short and medium term indebtedness of CEMIG GT and CEMIG D and, then, to balance CEMIG’s short and medium term cash flows. The debt re-profiling involved the amortization schedules of existing debt maturities, ranging from 2017 through 2020, into facilities with a principal amortization grace period in 2018 and final maturities in 2022.

Our divestment program depends on external factors that could impede its successful implementation.

Among other initiatives, in 2017, a divestment program which contemplates the sale of R$ 8,046 million in assets in the 2017 and 2018 was publicly informed, which targets at least 50% of the divestment (by value) by the end of 2018. This program is intended to contribute to the balancing of our financial profile by reducing net indebtedness in the short term. External factors, such as regulatory changes, exchange rate fluctuations, the deterioration of Brazilian and global economic conditions and the Brazilian political crisis, among others, may adversely affect our ability to sell our assets or reduce sales price of such assets.

Any difficulty in successfully implementing our divestment program could have a material adverse effect on our business, results of operations and financial condition, including exposing us and the Company to liquidity constraints in the near and medium term. In addition, while the sale of assets will allow us to reduce our total indebtedness and improve our short-term liquidity position, such sales will also result in a decrease in our cash flows from operations, which could have a material adverse effect on our long-term operating growth prospects and consequently our results of operations in the medium and long term.

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

Our ability to meet strategic objectives depends, to a large extent, on successful, cost-effective and timely implementation of our strategic planning. The following are some of the factors that could negatively affect this implementation:

•	Inability to generate cash flow, or obtain the future financings, necessary for implementation of the projects;

•	Inability to obtain necessary governmental licenses and approvals;

•	Unexpected engineering and environmental problems;

•	Unexpected delays in the processes of eminent domain and establishment of servitude rights;

•	Unavailability of the necessary workforce or of equipment;

•	Labor strikes;

•	Delay in delivery of equipment by suppliers;

•	Delay resulting from failings of suppliers or third parties in compliance with their commitments;

•	Interference by climate factors, or environmental restrictions;

•	Changes in the environmental legislation creating new obligations and causing additional costs for projects;

•	Legal instability caused by political issues; and

•	Substantial changes in economic, regulatory, hydrological or other conditions.

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

We own equity in and do business through various subsidiaries and minority investees, including companies with significant assets in energy generation, transmission and distribution. The future development of our subsidiaries and minority investees, such as Transmissora Aliança de Energia Elétrica S.A. (“TAESA”), Light S.A. (“Light”), Renova Energia S.A. (“Renova”) and Aliança Geração de Energia S.A. (“Aliança”), could have a significant impact on our operational results. The Company’s ability to meet its financial obligations is correlated, in part, to the cash flow and the profits of these subsidiaries, and the consequent distribution to the Company of such profits in the form of dividends or other advances or payments. If these companies’ abilities to generate profit and cash flow are reduced, this might cause a reduction of dividends and interest on equity paid to the Company, which could have a material adverse effect on our results of operations and financial position.

Further, some of our subsidiaries or investees might, in the future, enter into agreements with creditors that could restrict dividend payments or other transfers of funds to the Company.

These subsidiaries are separate legal entities. Any right that we might have in relation to receipt of assets or other payments in the event of liquidation or reorganization of any subsidiary, will likely be in fact structurally subordinated to the demands of the creditors of such subsidiary (including tax authorities, commercial creditors and lenders to those subsidiaries).

Furthermore, the Company does not control the management of some of its minority investees and their management practices might not to be aligned with those of the Company.

Any deterioration in the operating results or financial conditions of these subsidiaries, and any sanctions or penalties imposed on them, could have a material adverse effect on the Company’s results of operations or financial condition.

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

The level of default by our customers could adversely affect our business, operational results and/or financial situation as well as those of our subsidiaries.

On December 31, 2017, the total of our past-due receivables owed by customers, traders and power transport concession holders was approximately R$ 1,038 million (R$961.5million in 2016), corresponding to 4.78% of our consolidated net revenue in 2017 (5.12% in 2016). We have recorded in 2017 a provision for doubtful receivables in the amount of R$ 568 million (R$660 million in 2016). The possibility exists that we might be unable to collect amounts payable by various customers which are in arrears. If such debts are not totally or partially settled, we will suffer an adverse impact on our business, operation results and/or financial situation. Additionally, the amount of debts in arrears from our customers that exceeds the provision that we have made could cause an adverse effect on our business, operational results and/or financial condition.

Cemig D’s economic and financial sustainability is directly related to the effectiveness of the actions to control energy losses, and the regulatory limits established for it. If Cemig D does not succeed in successfully controlling energy loss, its business, operations, profit and financial situation could be substantially and adversely affected.

A distribution company’s energy losses comprise two types of losses: technical losses and non-technical (commercial) losses. Technical losses are inherent in the process of transmission and transformation of electric power, and occur in the lines and equipment of the energy system. Non-technical losses comprise power that is supplied and not invoiced, which may be the result of illegal connections (theft), fraud, metering errors or failures in internal processes.

Cemig’s Total Losses Index as of December 31, 2017, using a 12 month window was 14.24%. This percentage is in relation to the total energy injected into the distribution system (the total volume of losses was 7,113 GWh). Of that percentage, 8.98% comprised technical losses, and 5.26% comprised non-technical losses. This result was 0.78 percentage points higher than the result for December 2016, and above the regulatory target set by ANEEL for 2017 (10.84%).

In our view, the adverse macroeconomic scenario that Brazil has gone through in recent years, with high unemployment, and the changes in the energy sector resulting from Provisional Act 579 (converted into Law No. 12,783 of 2013), which affected the cash flow and situation of the distribution company and resulted in successive tariff increases, in our view led to an increase in fraud against the energy supply in Cemig’s concession area, beginning in 2014.

From a regulatory point of view, ANEEL has been increasingly rigorous in establishing target caps for distribution losses. The target caps for non-technical losses are set on the basis of a benchmarking model that compares the social-economic complexity of each concession in relation to cost involved in combating the illegal use of the power supply. For the targets for technical losses, ANEEL uses metering measurements and power flow software.

In light of this complex scenario, involving regulatory uncertainties, even with the implementation of a strategy to reduce technical and commercial losses, Cemig cannot guarantee that the target caps for losses established by ANEEL will be met in the medium term, and this could affect the Company’s financial situation and operational results, since the portion of a distribution company’s power losses that exceeds the regulatory cap cannot be passed through to the client as an expense in the form of an increase in tariffs.

Dams are part of the critical and essential infrastructure in the Brazilian energy sector. Dam failures can cause serious damage to affected communities and to the Company.

Wherever there are dams, there is an intrinsic risk of dam failure, due to factors that may be internal or external to the structure (such as, for example, failure of a dam upstream from the site). The scale, and nature, of the risk are not entirely predictable. Thus, we are subject to the risk of a dam failure that could have repercussions far greater than the loss of hydroelectrical generation capabilities. The failure of a dam could result in economic, social, regulatory, and environmental damage and potential loss of human life in the communities downstream from dams, which could have a material adverse effect on the Company’s image, business, results of operations and financial condition.

Requirements and restrictions imposed by environmental agencies might require the Company to incur additional costs.

Our operations relating to generation, distribution and transmission of energy, and distribution of natural gas, are subject to various Federal, State and Municipal laws and regulations, and also to numerous requirements relating to the protection of health and the environment. Delays by the environmental authorities, or the refusal of license requests by them, or any inability on our part to meet the requirements set by these bodies during the environmental licensing process, may result in additional costs, or even, depending on the circumstances, prohibit or restrict the construction or maintenance of these projects.

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

We are also subject to Brazilian legislation that requires payment of compensation in the event that our activities have polluting effects. According to Federal Law No. 9,985/2000, Federal Decree No. 6,848/2009, and Minas Gerais State Decree No. 45,175/2009, up to 0.5% of the total amount invested in the implementation of a project that causes significant environmental impact should be used to pay for offsetting measures in an amount to be decided by the environmental agencies, based on the project’s specific level of pollution and environmental impact. State Decree 45,175/2009 (“Decree 45,175”) also indicated that the compensation rate will be applied retroactively to projects implemented prior to promulgation of the present legislation.

Among the provisions of law that can lead to operational investments and expenses, one is compliance with the Stockholm Convention on Persistent Organic Pollutants (the “Convention”), to which Brazil is a signatory, assuming the international commitment to withdraw the use of PCB by 2025, and its complete prohibition by 2028, through Decree No. 5,472, of June 20, 2005. The legislation to be enacted for this purpose could have a major effect on the energy industry and on CEMIG, due to the possibility of obligations to list, replace and dispose of equipment and materials containing substances included in the Convention such as Polychlorinated Biphenyls (“PCBs”).

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

Increases in energy purchase prices could cause an imbalance in CEMIG D’s cash flows.

The prices of energy purchase contracts signed by energy distribution concession holders such as CEMIG D are linked to certain variables that are not under their control, such as hydrological conditions and dispatching of thermoelectric plants. Although any increases in costs for purchasing of energy arising from adverse hydrological conditions and from higher than forecast dispatching of the thermal plants are passed through to the energy distribution concession holders in the form of tariff increases at the time of the distribution concession holders’ tariff adjustments, this situation could result in mismatches of cash flow, with an adverse impact on CEMIG’s financial situation.

In recent years, the Brazilian Federal Government and ANEEL have created mechanisms to reduce the mismatch in the distributors’ cash flow arising from the increase in prices for purchase of energy.

In 2013, funds from the Energy Development Account (Conta de Desenvolvimento Energético, or CDE) were used to reduce this effect; and in 2014 a series of bank loans, in the name of the Energy Trading Exchange (Câmara de Comercialização de Energia Elétrica, or CCEE), were employed, passed through to the distributors in the account referred to as the ACR Account. As from 2015, these costs began to be incorporated into the energy tariffs paid by customers. In 2015, there was also an extraordinary review of tariffs to compensate the increased costs of higher contributions to the CDE, and of energy purchased from Itaipu, among other factors. Finally, as from January 2015, the “tariff flag” system was finally put in place on a permanent basis. This system increases the tariff for the final customer when the generation system is undergoing adverse hydrological conditions, and thus transfers part of the costs to these customers more rapidly. The “Red Flag” was in force for the whole of the year 2015; this is the highest rate, indicating higher energy acquisition costs for the distributors and constantly higher charges for the customer. Even with this mechanism in place there is a risk of the increase in purchase prices being so great that the Company’s cash position is pressured until the next tariff adjustment. The recovery of higher costs of purchase of energy by passing through to tariffs takes place gradually, over the 12 months between price adjustments.

Starting in 2014, the Brazilian Federal Government undertook another round of funding support transactions, with funds from the CDE. These amounts refer to the subsidies to certain customers (users of irrigation, water service utilities, rural customers, and other users) that had been withdrawn from the tariff adjustment when Law No 12,783/2013 was put into effect. These funds were granted by the Brazilian Federal Government, among other sources, and paid through Eletrobras. We note that a delay in these payments could cause problems of mismatch in the cash flow of CEMIG D.

The current economic downturn in Brazil contributed to several factors resulting in the increase in rates charged from regulated customers, and the migration of customers to the free market. This could lead to a revenue decrease and possible financial exposure due to an energy inventory greater than 5% of demand. In order to mitigate these effects, distributors can assign contracts for the purchase of energy provided by existing generation facilities through the Surpluses and Deficits Compensation Mechanism (Mecanismo de Compensação de Sobras e Déficits, or MCSD), which is available to distributors who have deficits and generators with delay on their initial operations. If, after using this mechanism, distributors still have an excessive inventory of more than 5% of current consumption, such excess can be sold in the spot market, which can result in a loss for the distributor if the spot price is lower than the costs of the purchase contracts. This loss cannot be passed on to the customer and is bared by the concessionaire. Such losses could have a material adverse effect on our business and results from operations.

In 2016 the New Energy MCSD was created, which allows the termination of new energy contracts between distributors in order to compensate for surpluses and deficits. If there is more surplus than deficit, the mechanism also allows the generators to offer reduction of the contracts to the distributors in order to compensate for the surplus. The reduction is then effected in descending order of price and there is no financial compensation for the reduction. In addition to the New Energy MCSD, Resolution No. 711/2016 was also published, which allows bilateral negotiation of contracts between generators and distributors, enabling partial or full reduction of Regulated Market Energy Sale Contracts (CCEARs). This mechanism provides financial compensation to the stakeholders if the reduced contract is priced above the PMIX (average price of the distributor’s portfolio), such compensation to the stakeholder is limited to a 36-month period. If the contract has a price lower than the PMIX, the loss must be reimbursed from the stakeholder to the customer.

There has been an increase in the volume of distributed generation, mainly solar, in the area served by CEMIG D. The amounts involved are not yet significant for CEMIG D’s market, but they are being monitored, and in the future they might cause a material adverse effect on our business, operational results or financial condition.

Brazil’s supply of energy is heavily dependent on hydroelectrical plants, which in turn depend on climatic conditions to produce energy. Adverse hydrological conditions that result in lower generation of hydroelectrical power could adversely affect our business, results of operations and financial condition.

Hydroelectrical generation is predominant in Brazil. The advantages of hydroelectrical power have also been widely publicized: it is a renewable resource, and avoids substantial expenditures on fuels in thermal generation plants. At the same time the main difficulty in the use of this resource arises from the variability of the flows to the plants. There are substantial seasonal variations in monthly and annual flows, which depend fundamentally on the volume of rain that falls in each rainy season. Adverse hydrological conditions in the Brazilian southeast region caused drought and water scarcity in the states of São Paulo, Minas Gerais and Rio de Janeiro in the recent past. These conditions might become worse during the dry period, which occurs from April through September. This could cause rationing of water consumption and/or energy, which could have a material adverse effect on the Company’s business and results of operations.

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

The operation of the Brazilian energy system is coordinated by the National Energy System Operator (Operador Nacional do Sistema, or “ONS”). Its primary function is to achieve optimal operation of the resources available, minimizing operational cost, and the risks of shortage of energy. In periods when the hydrological situation is adverse, a decision by the ONS might, for example, reduce generation by hydroelectrical plants and increase thermal generation, which results in higher costs for the hydroelectrical generating agents, as happened in 2014. In the distribution companies, this increase in costs generates an increase in the purchase price of energy that is not always passed through to the customer at the same moment, generating mismatches in cash flows, with an adverse effect on the business and financial situation of those distribution companies. Also, in extreme cases of scarcity of power due to adverse hydrological situations, the system might undergo rationing, which could result principally in reduction of cash flow.

The Energy Reallocation Mechanism (Mecanismo de Realocação de Energia, or MRE) aims to mitigate the impact of the variability of generation of the hydroelectrical plants. This mechanism shares the generation of all the hydroelectrical plants in the system in such a way as to supplement the shortage of generation of one plant with excess generation by another. However, this mechanism is not able to eliminate the risk of the generation players, because when there is an extremely unfavorable hydrological situation, to the extent that all the plants in aggregate are unable to reach the sum of their Physical Guarantee levels of power output, this mechanism makes an adjustment to the Physical Guarantee of each plant through the Physical Guarantee Adjustment Factor (Fator de Ajuste da Garantia Física, or GSF), resulting in the generating companies being exposed to the short-term (“spot”) market.

In 2015, the Federal Government proposed a system of voluntary renegotiation relating to hydrological risk. This process allows the generation company to pass on to customers its costs and revenues related to hydrological risk, in exchange for payment of a ‘risk premium’, while also receiving indemnity for the losses suffered in 2015 through, among other measures, an extension of their generation concessions (or permissions, depending on the case) for up to 15 years.

To be able to participate in the renegotiation, the companies had to waive and withdraw all the claims that they had filed and all the applications for injunction that they had made, and also waive any other rights that they might have in relation to those actions.

In the free market, the system did not receive the same acceptance, since even with the payment of the premium, generation companies would have had to continue assuming the hydrological risk at moments of critical hydrology. Thus, no plant that sells energy in the free market signed up for any renegotiation of hydrological risk.

Those operators that did not subscribe to the renegotiation continued to have injunctions preventing charging of the hydrological risk in full. These injunctions are causing a deficit of approximately R$7.4 billion in the short-term market (as of January, 2018). This position increases the level of default calculated by the CCEE, thus reducing the amounts received by creditor agents in the short-term market. To avoid this effect, some creditor agents filed for further injunctions to acquire the right to priority in receipt. This effect leads to uncertainty in the market, reduction of liquidity, increase of default, and reduction in amounts received in the short-term market, representing a risk for the Company.

Any substantial seasonal variation in the monthly flows and in the total of flows over the year could limit hydroelectrical generation, making it necessary to use alternative generation systems, which could have a significant adverse effect on the Company’s costs, including court fees and expenses relating to the subject.

The rules for energy trading and market conditions may affect the sale prices of energy.

Under applicable laws, our generation companies are not allowed to sell energy directly to distribution companies. Thus, the power generated by our companies is sold in the Regulated Market (Ambiente de Contratação Regulado, or ACR) – also referred to as the ‘Pool’ – through public auctions held by ANEEL, or through the Free Market (Ambiente de Contratação Livre, or ACL) through bilateral negotiations with customers and traders. The applicable legislation allows distributors that sign contracts for existing energy supply (energia existente) with generation companies in the Regulated Market to reduce the quantity of energy contracted by up to 4%, per year, in relation to the amount of the original contract, for the entire period of the contract. This exposes our generation companies to the risk of not selling the de-contracted supply at adequate prices.

We conduct trading activities through power purchase and sale agreements, mainly in the Free Market, through our generation and trading companies. Contracts in the Free Market may be entered into with other generating entities, energy traders, or mainly, with “free customers.” Free customers are customers with a demand of 3MW or more: they are allowed to choose their energy supplier. Some contracts have flexibility in the amount sold, allowing the customer to consume a higher or lower amount (5% on average) from our generating companies than the original amount contracted, which might cause an adverse impact on our business, operational results and/or financial situation.

Other contracts do not allow for this kind of flexibility in the purchase of energy, but increased competition in the Free Market could influence the occurrence of this type of arrangement in purchase contracts.

In addition to the free customers referred to above, there is a category of clients referred to as “Special Customers”, which are those with contracted demand between 500kW and 3MW. Special Customers are eligible to participate in the Free Market provided they buy energy from incentive-bearing alternative sources, such as Small Hydroelectrical plants, biomass plants or wind farms. The Company has conducted sales transactions for this category of energy from specific energy resources in particular companies of the CEMIG Group and, since 2009, the volume of these sales has gradually increased. The Company has formed a portfolio of purchase contracts which now occupies an important space in the Brazilian energy market for incentive-bearing alternative power sources. Contracts for the sale of energy to these clients have specific flexibilities to serve their needs, and these flexibilities of greater or lesser consumption are linked to the historic behavior of these loads. Higher or lower levels of consumption by these clients may cause purchase or sale exposures to spot prices, which can have an adverse impact on our business, operational results and/or financial situation. Market variations, such as variations of prices for signature of new contracts, and of volumes consumed by our clients in accordance with flexibilities previously contracted, can lead to spot market positions, which can potentially have a negative financial impact on our results.

The MRE aims to reduce the exposure of generators of hydroelectrical power, such as our generation companies, to the uncertainties of hydrology. It functions as a pool of hydroelectrical Generation Companies, in which the generation of all the plants participating in the MRE is shared in such a way as to meet the demand of the pool. When the totality of the plants generates less than the amount demanded, the mechanism reduces the assured offtake levels of the plants, causing a negative exposure to the short-term (“spot”) market and, as a consequence, the need to purchase power supply at the spot price. Correspondingly, when the total generation of the plants is higher than the volume demanded, the mechanism increases the guaranteed offtake level of the plants, leading to a positive exposure, permitting the liquidation of power at the PLD. In years of poor rainfall the reduction factor which applies to the assured energy levels can reduce the levels of the hydroelectrical plants by 20% or more.

In 2015, the Brazilian Federal Government proposed a system of voluntary renegotiation relating to hydrological risk. This process enabled the generating companies to transfer their costs and revenues related to hydrological risk to customers in exchange for the payment of a “risk premium” to be deposited in the so-called tariff band deposit account (the tariff band surcharges are deposited in such account and transfers to the distribution concessionaires are made from this account as well) and would be indemnified for the losses suffered in 2015 by means of, among other measures, an extension of their power generation grants (concessions or authorizations, as the case may be) for up to 15 years. In other words, hydroelectrical power plants would recover the costs incurred with GSF deficits retroactively to January 2015, and such recovery would form a “regulatory asset” which would be amortized over the term of the concession with a postponement of the risk premium. If the remaining concession/authorization period is insufficient (i.e. not long enough to amortize the regulatory asset), then generators would have a concession/authorization extension (limited to 15 years).

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

The determination of the PLD is done through the results of the optimization models of the operation of the national grid used by the ONS and by the CCEE. The models depend on entry data revised by the ONS at each period of four months, and monthly, and weekly. In this system there is the possibility of errors being made in entry of data into the model, which can lead to an unexpected change in the PLD and possible subsequent re-publication of it, in accordance with ANEEL Resolution No. 568/2013. The alteration of these models, errors in entry of data and re-publications of the PLD constitute a risk for the trading business, causing uncertainty in the market, reducing liquidity, and resulting in financial losses with the unexpected variation in the price.

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

Among the Brazilian companies involved in these investigations are companies in the oil and gas, energy and infrastructure sectors, which are being submitted to investigations due to accusations of corruption by the Brazilian Securities Commission (Comissão de Valores Mobniliários or CVM), the Federal Police, the Brazilian Public Attorneys, the Federal Audit Board, the U.S. Securities and Exchange Commission (SEC) and the U.S. Department of Justice (DOJ). Some issues raised have included Norte Energia S.A., holder of the concession to build and operate the Belo Monte Hydroelectrical Plant, on the Xingu River, in the state of Pará, Brazil, in which CEMIG GT is a minority shareholder through Aliança Norte and Amazônia Energia S.A., with an interest of 11.74%. In an on-going internal investigation by Norte Energia S.A., the estimated amount of losses have already been provisioned in our financial statements. We cannot guarantee, however, that further amounts of provisioning will not be necessary as a result of further investigations based on the same accusations.

Investigations and other legal measures are in progress, conducted by the Federal Public Attorneys’ Office, which involve other indirect shareholders of Madeira Energia S.A. and certain executives of those other indirect shareholders. The Company has direct and indirect investments, of 10% and 8.13% respectively, in Madeira Energia S.A. (which holds an investment in Santo Antônio Energia S.A.), of R$ 1,117 at December 31, 2017 (R$ 1,321 at December 31, 2016). In this context, the Federal Public Attorneys have started investigations into irregularities involving contractors and suppliers of Mesa and of its other shareholders. These investigations are in progress. In response to allegations of possible illegal activities, the investee and its other shareholders have started an independent internal investigation. At the present moment there is no way of determining the results of these investigations, or the developments arising from them, which may at some time in the future have consequences for the investee.

On January 19, 2018, Renova, a company in which Cemig has a direct interest of 36.23% and indirect interest of 6.8%, responded to a formal statement by the Civil Police of Minas Gerais State received in November 2017, relating to the investigation being carried out by that Police Force into certain injections of capital made by the controlling shareholders of Renova, and injections of capital made by it in certain projects under development in previous years. As a consequence of this matter, the governance bodies of Renova requested the opening of an internal investigation on this subject, which is being conducted by an independent company. The work of the internal investigation is in progress, and it is not at present possible to measure any effects of this investigation, nor any impacts on the financial statements of Renova, of the Company, or of its subsidiary Cemig GT for the year ended December 31, 2017.

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

Our businesses, including our relationships with third parties, are oriented by ethical principles and rules of conduct. We have a range of internal rules that aim to orient our managers, employees and contractors, and to reinforce our ethical principles and rules of professional conduct. Due to the wide distribution and outsourcing of the production chains of our suppliers, we are unable to control all the possible irregularities of the latter. This means that we cannot guarantee that the financial, technical, commercial and legal evaluations that we use in our selection processes will be sufficient for preventing our suppliers from having problems related to employment law, or sustainability, or in the outsourcing of the production chain with inadequate safety conditions. We also cannot guarantee that these suppliers, or third parties related to them, will not involve themselves in irregular practices. If a significant number of our suppliers involve themselves in irregular practices, we might be adversely affected.

Further, we are subject to the risks that our employees, contractors or any person who may do business with us might become involved in activities of fraud, corruption or bribery, circumventing our internal controls and procedures, misappropriating or using our assets for private benefit to the detriment of the Company’s interests. This risk is exacerbated by the fact that there are some affiliated companies, such as special-purpose companies and joint ventures, in which we do not have shareholding control.

Our internal controls systems to identify, monitor and mitigate risks may not be effective in all circumstances, especially in relation to companies that are not under our control. In the case of companies we have acquired, our internal controls systems might be incapable of identifying fraud, corruption or bribery that took place prior to the acquisition. Any failing in our capacity to prevent or detect non-compliance with the applicable rules of governance or of regulatory obligation could cause harm to our reputation, limit our capacity to obtain financing, or otherwise cause material adverse effects on our, business, results of operations, financial condition and reputation.

Certain members and former members of our management are parties in administrative and judicial proceedings and ongoing corruption investigations.

Brazilian authorities have been conducting anticorruption investigations in a number of governmental areas, including partnerships and equity interests held by Brazilian Governmental entities in the private sector. These investigations have resulted in administrative, civil and criminal proceedings against the individuals under investigation.

Members of our management who have worked for the Brazilian Government and the government of Minas Gerais are parties to judicial and administrative proceedings being conducted by the competent authorities. For more information, see “Item 6. Significant Civil and Criminal Proceedings Involving Key Management Members.” We cannot assure you that judicial and administrative proceedings, or even the commencement of new judicial and administrative proceedings against members of our management will not impose limitations or restraints on the performance of the members of our management who are party to these proceedings. In addition, we cannot assure you that these limitations will not adversely affect us and our reputation.

In addition, we have not hired any third party to conduct an internal investigation as we are not aware of wrongdoing in connection with our operations. If new allegations arise and we decide to conduct an internal investigation, any findings under such internal investigation could have an adverse effect for the Company and for our reputation.

The multiple uses of water and the various interests related to this natural resource might give rise to conflicts of interest between CEMIG and society as a whole, which might cause losses to our business, results of operations or financial condition.

During the year 2017, Cemig lost four of its most important hydroelectrical power plants, due to the termination of their concession contracts. It represented a reduction of 2,922 MW in Cemig´s installed capacity. At present, taking into account projects and companies that are jointly controlled, Cemig has more than 66 hydroelectrical power plants, with 5,319.63 MW and representing 94% of our installed capacity.

Water is the main raw material for CEMIG’s production of energy, and a resource that is sensitive to climate change and vulnerable to the consequences of exploration of other natural resources, significantly impacted by human actions and subject to a regulatory environment.

CEMIG’s operation of reservoirs for generation of hydroelectrical power essentially require consideration of the multiple uses of water by other users in a river basin; and this in turn, leads to the need to take into account a range of constraints — environmental, safety, irrigation, human consumption, waterways and bridges, among others. In periods of severe drought, like those of 2013 until 2015, monitoring and forecasting the levels of reservoirs and the constant dialogue with the public authorities, civil society and users were essential for ensuring the generation of energy, and also the other uses of this resource.

Finally, CEMIG uses a Risk Management System to analyze scenarios and determine the degree of financial exposure to risks, considering the probability of occurrence and its effect. In the scenarios relating to potential conflicts with other users, CEMIG evaluates both the effects arising from prolonged droughts, which can lead to an increase of competition between the energy sector and other users, and also the effects of flood events occurring due to excess of rains. While CEMIG engages with other essential users, and takes steps to analyze community input and studies on issues relating to the impact of water use, competing interests relating to water use could, subject to certain minimum limits previously established by law, affect its availability to us for use in the operations of certain of our projects, which could adversely affect our business results of operations and financial condition.

We are controlled by the government of the State of Minas Gerais, which might have interests that are different from the interests of the other investors, or even of the Company.

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

The government of the State of Minas Gerais can elect the majority of the members of our Board of Directors and has the competency to approve, among other subjects, matters that require a qualified quorum of shareholders. The latter include transactions with related parties, shareholding reorganizations and the date and payment of any dividends.

The government of the State of Minas Gerais, as our controlling shareholder, has the capacity to direct us to engage in activities and to make investments that promote the controlling shareholder’s economic or social objectives, and these might not be strictly aligned with the Company’s strategy, adversely affecting the direction of our business.

Our processes of governance, risk management, compliance and internal controls might fail to avoid regulatory penalties, damages to our reputation, or other adverse effects on our business, results of operations or financial condition.

Our Company is subject to various different regulatory structures, of which the following are examples: (i) laws and regulations of the Brazilian energy sector, such as Law No. 10,848/04 (on trading in energy), regulations by ANEEL; (ii) the laws and regulations that apply to listed companies with securities traded on the Brazilian capital market, such as Law No. 6,404/76 (the “Corporate Law”), regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM); (iii) laws and regulations that apply to Brazilian companies with majority state-owned shareholdings, such as Law No. 8,666/93 (the “Tenders Law”) and Law No. 13,303/2016 (the “State Companies Law”); and (iv) laws and regulations that apply to Brazilian companies that have securities traded on the U.S. capital markets, such as the Sarbanes-Oxley Act of 2002, the Foreign Corrupt Practices Act (FCPA), and regulations of the U.S. Securities and Exchange Commission (SEC), among others.

Furthermore, in recent years, Brazil has intensified and improved its legislation and structures relating to maintaining competition, combat of improbity and prevention of corrupt practices. For instance, Law No. 12,846/13 (the Anticorruption Law) established objective liabilities for Brazilian companies that commit acts against Brazilian or foreign public administration, including acts relating to tender processes and administrative contracts, and established tough penalties for those companies that are punished.

The Company has a high number of administrative contracts with high values and a large number of suppliers and clients, which increases its exposure to risks of fraud and administrative impropriety.

Our Company has structures and policies for the prevention and combat of fraud and corruption, audit and internal controls, and has adopted the recommendations for Best Corporate Governance Practices recommended by the Brazilian Corporate Governance Institute (Instituto Brasileiro de Governança Corporativa, or IBGC) and the framework of COSO (Committee of Sponsoring Organizations of the Treadway Commission). Furthermore, due to the majority interest held by the State Government in our shareholding structure, we are required to contract the greater part of our works, services, advertising, purchases, disposals and rentals, through competitive tenders and administrative contracts which are ruled by the Tenders Law, State Companies Law and other complementary legislation.

However, our processes of governance, risk management and compliance might be unable to avoid future violations of the laws and regulations to which we are subject (regarding labor, tax, environment, energy, among others), or violations of our internal control mechanisms, our Declaration of Ethical Principles and Code of Professional Conduct, or the occurrence of fraudulent or dishonest behavior by employees, or individuals or legal entities that are contracted, or other agents that may represent the company in dealings with third parties, especially with the Public Authorities.

We might also be unable completely to prevent accounting errors in our financial reports and to prevent the occurrence of material weaknesses in the future. Our management identified a material weakness in our internal control over financial reporting in 2017. For more information on the material weaknesses identified by our management, see:“ Item 15—Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting

Furthermore, we might be incapable of reporting the results of our operations, and other material information, with precision and timeliness in future periods, and/or successfully remedying the material weakness identified, and/or filing the documentation and information required by the authorities, including the SEC and the CVM. Non-compliance with laws and regulations, and other rules; accounting errors with material weaknesses; and not presenting precise and timely information as required by public authorities all are risks that might result in penalties, loss of licenses, damages to our reputation, or significant financial losses.

If our efforts to remediate the material weakness are not successful, we may be unable to report the Company’s results of operations for future periods accurately and in a timely manner and make our required filings with government authorities, including the SEC. There is also a risk that there could be accounting errors in our financial reporting, and we cannot be certain that in the future additional material weaknesses will not exist or otherwise will not be discovered. Any of these occurrences could adversely affect our and the Company’s business, results of operations and financial condition.

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

The costs we may incur to eliminate or address the foregoing security problems and security vulnerabilities before or after a cyber incident could be significant. Our remediation efforts may not be successful and could result in interruptions, delays or cessation of service, and loss of existing or potential clients that may impede our critical functions.

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

Potential shortages of skilled personnel in operational areas could adversely affect our business and results of operations.

It is possible that we may experience shortages of qualified personnel. In the last two years we have been carrying out a voluntary severance incentive program open to all of our employees which have enabled us to reduce our headcount by approximately 25%. This reduction allowed us to adapt to the reference levels of the market indicated by a Strategic Planning study, the objective of which was to make it possible to achieve optimal human resource efficiency level demanded by the concession contracts. Our success depends on our ability to continue to successfully train our personnel so they can assume qualified senior positions in the future. We cannot assure you that we will be able to properly train, qualify or retain skilled personnel, or do so without costs or delays. Nor can we assure you that we will be able to hire new qualified personnel, in particular in operational areas, should the need arise. Any such failure could adversely affect our results of operations and our business.

Instability of inflation rates and interest rates could adversely affect our results of operations and financial condition.

Brazil has historically experienced high rates of inflation, particularly prior to 1995. Inflation, as well as government efforts to combat inflation, had significant negative effects on the Brazilian economy. More recently, inflation rates were 2.95% in 2017, 6.29% in 2016, 10.67% in 2015, 6.41% in 2014, and 5.91% in 2013, as measured by the Amplified National Customer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), compiled by IBGE (Brazilian Institute of Geography and Statistics).

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

A significant increase in interest rates or inflation would have an adverse effect on our finance expenses and financial results as a whole. At the same time, a significant reduction in the CDI rate, or in inflation, could negatively affect the revenue generated by our financial investments, but also have the positive effect of revaluing adjustments to the balances of financial assets of our concessions.

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

Because we are a holding company with no revenue-producing operations other than those of our operating subsidiaries, we can only distribute dividends to shareholders if the Company receives dividends or other cash distributions from its operating subsidiaries. The dividends that our subsidiaries can distribute depend on our subsidiaries generating sufficient profit in any given fiscal year. Dividends can be paid out from the net income accrued in each fiscal year or from the accumulated profits of previous years, or from accumulated profit reserves. Dividends are calculated and paid in accordance with applicable Brazilian corporate law (“Brazilian Corporate Law”) and the provisions of the by-laws of each of our regulated subsidiaries.

Under our by-laws, we must pay our shareholders a mandatory annual dividend equal to at least 50% of our net income for the preceding fiscal year, based on our financial statements (which are prepared in accordance with IFRS and the accounting practices adopted in Brazil), and holders of preferred shares have priority in the allocation of the minimum mandatory dividend for the period in question. Our by-laws also require that the mandatory annual dividend we pay to holders of our preferred shares must be equal to at least the greater of (a) 10% of the par value of our shares, or (b) 3% of the value of the portion of shareholders’ equity represented by our shares. If in a given fiscal year we do not have net income, or our net income is insufficient, our management may recommend at the Annual Shareholders’ Meeting that the payment of the mandatory dividend should not be made in respect of that year. However, there is also a guarantee given by the government of the State of Minas Gerais, our controlling shareholder, that a minimum annual dividend of 6% will in any event be payable to all holders of common shares and preferred shares issued up to August 5, 2004 (other than public and governmental holders) in the event that mandatory distributions have not been made in a given fiscal year.

ANEEL has discretion to establish the rates that distribution companies charge their customers. These rates are determined by ANEEL in such a way as to preserve the economic and financial balance of concession contracts entered into with ANEEL.

Concession agreements and Brazilian law have established a mechanism that permits three types of rate adjustment: (i) the Annual Adjustment; (ii) the Periodic Review; and (iii) the Extraordinary Review. The purpose of the Annual Adjustment (Reajuste Anual) is to compensate for changes in costs that are beyond a company’s control, such as the cost of energy for supply to customers, the sector charges that are set by the Federal Government, and charges for use of the transmission and distribution facilities of other companies. Manageable costs, on the other hand, are adjusted by the IPCA inflation index, less a productivity and efficiency factor, known as the X Factor, which considers aspects such as distribution productivity and service quality standards. Every five years, there is a Periodic Tariff Review (Revisão Periódica Tarifária, or RTP), the purpose of which is to: identify the variations in costs referred to above; provide an adequate return on the assets that the company has constructed during the period; and establish a factor based on economies of scale, which will be taken into account in the subsequent annual tariff adjustments. An Extraordinary Tariff Review takes place whenever there is any unforeseen development that significantly alters the economic/financial equilibrium of the concession. Thus, although CEMIG D’s concession contracts specify preservation of their economic and financial equilibrium, we cannot guarantee that ANEEL will set tariffs that do remunerate us adequately in relation to the investments made or the operational costs incurred by reason of the concession, and this might have a material adverse effect on our business, financial situation and operational results.

ANEEL has discretion in setting the Permitted Annual Revenue (Receita Annual Permitida, or “RAP”) of our transmission companies; if any adjustments result in a reduction of the RAP, this could have a material adverse effect on our results of operations and financial condition.

The RAP that we receive through our transmission companies is determined by ANEEL, on behalf of the Federal Government. The concession contracts provide for two mechanisms for the adjustment of revenues: (i) the annual tariff adjustments; and (ii) the Periodic Tariff Review (Revisão Tarifária Periódica). The annual tariff adjustment of our transmission revenues takes place annually in June and is effective in July of the same year. The annual tariff adjustments take into account the permitted revenues of the projects that have come into operation, and the revenue from the previous period is adjusted by the inflation index (IPCA for Contract No. 006/1997 and IGP-M for Contract No. 079/2000). The periodic tariff review previously took place every four years, but Law No. 12,783/2013 changed the tariff review period to five years. Our last tariff review was in July, 2009, and the next is due for July 2018, as stated in our Concession Contract. However, the rules for the tariff review are being discussed between ANEEL and the society, including the transmission companies, and they are not finished. This review may be postponed to July 2019, with retroactive effects. During the periodic tariff review, the investments made by a concession holder in the period and the operational costs of the concession are analyzed by ANEEL, taking into account only investments that it deems to be prudent, and operational costs that it assesses as having been efficient, using a benchmarking methodology developed by employing an efficiency model which compares the data of the various transmission companies in Brazil. Thus, the tariff review mechanism is subject to some extent to the discretionary power of ANEEL, since it may omit to include investments that have been made, and could recognize operational costs as being lower than those actually incurred. This could result in an adverse effect on our business, results of operations and financial condition.

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

We have strict liability for any damages caused to third parties resulting from inadequate provision of energy services.

Under Brazilian law, we are strictly liable for direct and indirect damages resulting from the inefficient rendering of energy generation, transmission and distribution services. In addition, when damages are caused to final customers as a result of outages or disturbances in the generation, transmission and distribution system, whenever these outages or disturbances are not attributed to an identifiable member of the ONS or to the ONS itself, the liability for such damages is shared among generation, distribution and transmission companies. Until a party with final responsibility has been identified, the liability for such damages will be shared in the proportion of 35.7% to the distribution agents, 28.6% to the transmission agents and 35.7% to the generation agents. These proportions are established by the number of votes that each of these types of energy concession holders receives in the general meetings of the ONS, and as such, are subject to change in the future. Consequently, our business, results of operations and financial condition might be adversely affected in the event we are held liable for any such damages.

We may incur losses and reputational damage in connection with pending litigation.

We are party to several legal and administrative proceedings relating to civil, administrative, environmental, tax, regulatory, labor and other claims. These claims involve a wide range of issues and seek indemnities and restitution in money and by specific performance. Several individual disputes account for a significant part of the total amount of claims against the Company. See “Item 8. Financial Information – Legal and Administrative Proceedings.” Our consolidated financial statements includes provisions for risks in a total amount of R$ 678 million, as of December 31, 2017, for actions in which the chances of loss have been assessed as “probable” (i.e., more likely than not).

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

In addition, certain members of our management are involved as defendants in criminal proceedings that are currently pending, which may distract our management and negatively affect us and our reputation. See “Item 6. Significant Civil and Criminal Proceedings Involving Key Management Members.”

Environmental regulations require us to perform environmental impact studies on future projects and obtain regulatory permits.

We must conduct environmental impact studies and obtain regulatory and environmental permits and licenses for our current and future projects. We cannot assure that these environmental impact studies will be approved by environmental agencies, that environmental licenses will be issued, that public opposition will not result in delays or modifications to any proposed project, or that laws or regulations will not change or be interpreted in a manner that could materially adversely affect our operations or plans for the projects in which we have an investment. We believe that concern for environmental protection is also an increasing trend in our industry. Although we consider environmental protection when developing our business strategy, changes in environmental regulations, or changes in the policy of enforcement of existing environmental regulations, could have a material adverse effect on our results of operations and our financial condition by delaying the implementation of energy projects, increasing the costs of expansion.

Furthermore, the implementation of investments in the transmission sector has suffered delays due to the difficulty in obtaining the necessary regulatory and environmental permits and approvals. This has led to delays in investments in generation due to the lack of transmission lines to provide for the outflow of the energy generated. If we experience any of these or other unforeseen risks, we may not be able to generate, transmit and distribute energy in amounts consistent with our projections, which may have a material adverse effect on our financial condition and results of operations.

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

Our business is normally subject to a range of risks, including industrial accidents, labor disputes, and unexpected geological conditions, changes in the regulatory environment, environmental and climatic risks, and other natural phenomena. Also, we and our subsidiaries might be considered to be responsible for losses and damages caused to third parties as a result of failures to provide generation, transmission and/or distribution service.

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

Gasmig obtained the concession for distribution of piped gas in the state of Minas Gerais for 30 years from the date of publication of State Law No. 11,021, of January 11, 1993, with the possibility of extension provided certain requirements are met. On December 26, 2014 the Second Amendment to the respective Concession Contract was signed and the period of the concession was extended until January 10, 2053.

Under the Concession Contract, Gasmig will continue its natural gas distribution activities until the end of the concession, being compensated through tariffs paid by the users of distribution services.

The Minas Gerais State Economic, Scientific, Technological and Higher Education Development Department (SEDECTES), an entity of the Minas Gerais State government, responsible for the regulation of distribution of piped gas, was expected to make its first review of Gasmig’s tariff in 2017. The review process took longer than planned, and is now expected to be completed in 2018. The process of review of the tariffs is intended to determine the regulatory remuneration required from 2018 to 2022. The methodology used will determine the maximum margins to be applied by Gasmig from 2018 to 2022, in accordance with expectations of investments, costs, volumes and other variables of the business. This review will be the subject to public consultation before the end of first half 2018. After the public consultation, there will be a final decision by the regulator’ on the regulatory compensation rate, which might cause a change in the profit margin for gas distribution and could have a material adverse effect our business and results of operations.

The volumes of natural gas supplied by Gasmig are concentrated in few sectors and few clients.

Excluding the thermoelectric generation sector, the volumes of sales are sustained by the large-scale industrial market, which represents 93.5% of the volume of gas sold to this sector in 2017. Gasmig’s largest clients are in steel, metallurgy, mining and and paper pulp – which provided an aggregate 73.5% of the non-thermoelectric consumption volume in 2017.

After three successive years of heavy falls in production, Brazilian industry is now on a recovery trend: over the course of 2017, the index of production, according to industrial production volume figures from IBGE (the Monthly Industrial Survey – Physical Production, or PIM-PF), improved on a month to month basis comparing same months of 2016, and the country’s total industrial production rose 2.5% over the prior year.

Even with the positive recent figures, industry has recovered only part of the losses it has suffered in the last three years, and is still 13.8% below the maximum level of production it reached in June 2013.

In 2017, the volume sold by Gasmig to the industrial sector, including steel, metallurgy and mining companies, was 12.8% higher than in 2016, mainly due to operational adjustments in some of its principal clients. In the event of reversal of expectations and an adverse economic scenario, continuity of the structure of the market served by Gasmig could have a negative effect on Gasmig’s business, operational results and financial situation.

The existence in Brazil of a sole supplier of natural gas affects competitiveness.

In January 2017 Gasmig and Petrobras signed the Seventh Amendment to their Additional Supply Contract, adjusting the contracted quantity, the price of gas, and other matters. The price of gas acquired from Petrobras follows a variation defined by a contractual formula, and is adjusted in accordance with the price of oil. In the period from November 2016 to November 2017, the average price of acquisition for the market, excluding thermoelectric generation plants, was increased by approximately 30.5%.

Since the second half of 2016, Petrobras has been decreasing its presence in the natural gas supply chain. In 2017, it sold part of its transportation pipeline to Canadian Brookfield Infrastructure Partners, although it retained the operation of the gas transportation system.

The Brazilian Government has launched the “Gás para Crescer” (Gas to Grow) initiative, which aims changes in the regulatory environment of Natural Gas Industry preparing for a less massive Petrobras participation. National Congress is expected to analize the “Gás para Crescer” proposals bill from 2018 onwards. This initiative did not show solid results yet, but Petrobras is expected not to be the only Brazilian Market natural gas supplier at the end of Gasmig’s contract in 2021.In 2017, Petrobras also reviewed its policy of prices in energy sources that compete with natural gas. The price of LPG (liquefied petroleum gas) and fuel oil underwent many variations during the year, resulting in increases of 32.4%, and 23.0% in the respective prices by December 31, 2017. The prices of these energy products also vary in accordance with the oil price, which would result in gas maintaining its competitiveness.

However, Petrobras is entitled to, at any time, review the price policy of its products, which can change the market demand, since price drives customers choice between natural gas and competing fuels, usually LPG, gas oil and/or fuel oil. If this happens, Petrobras could cause a positive or negative impact on the demand for natural gas, directly impacting Gasmig’s operational results and financial situation.

The regulatory agency responsible for piped gas distribution is controlled by the Minas Gerais State Government, the interests of which might conflict with those of economic equilibrium of the concession.

The Brazilian Federal Constitution establishes that it is the function of the States to exploit local piped gas services, directly or through concession. Gasmig is indirectly controlled by the State of Minas Gerais, through the majority shareholding position held by CEMIG Holding in Gasmig. The Minas Gerais Economic, Scientific, Technological and Higher Education Development Department (SEDECTES) is a body of the state government, and in Minas Gerais it exercises the function of regulator of piped gas distribution services. SEDECTES is also responsible for promoting sustainable development in the State of Minas Gerais.

The Government of the State of Minas Gerais, as indirect controlling shareholder of Gasmig and, at the same time, regulator of the public service, through SEDECTES, has the authority to direct efforts and investments of the Company in accordance with its own political, economic or social interests and these could have a negative impact on the economic equilibrium of the concession.

Risks Relating to Brazil

Political and economic instability in Brazil could have effects on the economy and affect us.

Historically, the Brazilian political environment has influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect investor confidence and that of the general public, which resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies. The Brazilian economy today continues to be subject to the effects of the process of impeachment against former President Dilma Rousseff. On August 31, 2016, after a judgment by the Senate, Dilma Rousseff, until then President, was formally impeached. The Vice-President, Michel Temer, assumed the position of President of Brazil until the next presidential election, which is set for 2018, with the next presidential term commencing on January 1, 2019. The President of Brazil has power to determine the governmental policies and actions related to the Brazilian economy and, consequently, to affect the operations and financial performance of companies, including ours. The Public Attorneys’ Office filed charges of participation in a criminal organization and obstructing justice against President Temer and others from his party. President Temer denied the accusations, and Congress voted to set aside the accusations against him.

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

The Brazilian Federal Government frequently intervenes in the country’s economy and occasionally makes significant changes in monetary, fiscal and regulatory policy. Our business, results of operations and financial condition may be adversely affected by changes in government policies, as well as other factors including, without limitation:

•	fluctuations in the exchange rate;

•	inflation;

•	changes in interest rates;

•	fiscal policy;

•	other political, diplomatic, social and economic developments which may affect Brazil or the international markets;

•	liquidity of the domestic markets for capital and loans;

•	development of the energy sector;

•	controls on foreign exchange and restrictions on remittances out of the country; and/or

•	limits on international trade.

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

The Brazilian currency has experienced high degrees of volatility in the past. The Brazilian Federal Government has implemented several economic plans, and has used a wide range of foreign currency control mechanisms, including sudden devaluation, small periodic devaluation during which the occurrence of the changes varied from daily to monthly, floating exchange market systems, exchange controls and parallel exchange market. From time to time, there was a significant degree of fluctuation between the U.S. dollar and the Brazilian Real and other currencies. On December 29, 2017, the exchange rate between the Real and the US dollar was R$ 3.3121 for US$ 1.00. There is no guarantee that the Real will not depreciate, or appreciate, in relation to the US dollar, in the future.

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

Brazil has historically experienced extremely high rates of inflation. Inflation, and some of the Federal Government’s measures taken in an attempt to curb inflation, have had significant negative effects on the Brazilian economy. Since the introduction of the Real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. Brazilian annual inflation as measured by the IPCA index in the years 2015, 2016 and 2017 was, respectively, 10.67%, 6.29% and 2.95%. No assurance can be given that inflation will remain at these levels, especially at the level of 2017.

Future measures taken by the Federal Government, including increases in interest rates, intervention in the foreign exchange market or actions intended to adjust the value of the Real, might cause an increase in the rate of inflation, and consequently, have an adverse economic impact on our business, results of operations and financial condition. If Brazil experiences high inflation rates in the future, we might be unable to adjust the rates we charge our customers to offset the effects of inflation on our cost structure.

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

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than the major securities markets in the United States. This might substantially limit an investor’s ability to sell the shares underlying his preferred or common ADSs for the desired price and within the desired period. In 2017, the São Paulo Stock Exchange (Brasil, Bolsa, Balcão S.A or B3), the only stock exchange in Brazil on which our shares are traded, had an annual market capitalization of approximately R$ 3.16 trillion, and average daily trading volume of approximately R$ 7.44 billion.

Holders of the preferred and common ADSs, and holders of our shares, may have different shareholders’ rights than holders of shares in U.S. companies.

Our corporate governance, disclosure requirements and accounting practices are governed by our by-laws, by the Level 1 Differentiated Corporate Governance Practices Regulations (Regulamento de Práticas Diferenciadas de Governança Corporativa Nível 1) of the B3(main brazilian stock exchange) by the Brazilian Corporate Law, Federal Law No. 13,303/16 and by the rules issued by the CVM. These regulations may differ from the legal principles that would apply if our Company were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in other jurisdictions outside Brazil. In addition, the rights of an ADS holder, which are derived from the rights of holders of our common or preferred shares, as the case may be, to have his interests protected in relation to decisions by our board of directors or our controlling shareholder, may be different under the Brazilian Corporate Law from the rules of other jurisdictions. Rules against insider trading and self-dealing and other rules for the preservation of shareholder interests may also be different in Brazil if compared to the United States rules, potentially establishing a disadvantage for holders of the preferred shares, common shares, or preferred or common ADSs.

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

In order to have a judgment rendered outside of Brazil enforced in Brazil, the party seeking enforcement would need to be recognized in the courts of Brazil (to the extent that Brazilian courts may have jurisdiction) and such courts would enforce such judgment without any retrial or reexamination of the merits of the original action only if such judgment had been previously ratified by the STJ, in accordance with Articles 216-A to 216-X of the Internal Regulations of the STJ (RISTJ), introduced by Regulatory Amendment No. 18/2014. Notwithstanding the foregoing, no assurance can be given that ratification will be obtained.

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

An investor of our common shares and ADSs might be unable to exercise preemptive rights and tag-along rights with respect to the common shares.

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

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our common shares, we will not be required to discharge any such obligations in a currency other than Reais (R$). Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than Reais (R$) may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and any such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange rate may not afford non-Brazilian investors full compensation for any claim arising out of, or related to, our obligations under our common shares.

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

Holders of our preferred ADSs may also encounter difficulties in the exercise of certain rights, including the limited voting rights. Holders of the ADSs for our common shares do not have automatic entitlement to vote in our General Meetings of Shareholders, other than by power of attorney, by sending a voting instruction to the depositary. Where there is not enough time to send the form with voting instructions to the depository, or in the event of omission to send the voting instruction, the holders of ADSs for CEMIG’s preferred and common shares may be unable to vote by means of instructions to the depository.

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

The Brazilian Government may assert that the ADS taxation for Non- Resident Holders shall be payable in Brazil.

Pursuant to Section 26 of Law No. 10,833, published on December 29, 2003, the sale of property located in Brazil involving non-resident investors is subject to Brazilian income tax as of February 1, 2004. Currently, the Company understands that ADSs do not qualify as property located in Brazil and, thus, should not be subject to the Brazilian withholding tax; nevertheless, the Brazilian Tax Authorities may try to assert Brazilian tax jurisdiction in such situation, incurring on the payment of tax income in Brazil for the Non-Resident Holders.

Item 4.	Information on the Company

Organizational and Historical Background

CEMIG started its activities on May 22, 1952 in Minas Gerais, Brazil as a sociedade por ações de economia mista (a state-controlled mixed capital company) with indefinite duration, pursuant to Minas Gerais State Law No. 828 of December 14, 1951 and its implementing regulation, Minas Gerais State Decree No. 3,710 of February 20, 1952. The Company’s full legal name is Companhia Energética de Minas Gerais – CEMIG, headquartered at Avenida Barbacena, 1200, Belo Horizonte, Minas Gerais, Brazil.

In order to comply with legal and regulatory provisions pursuant to the required unbundling of its vertically integrated businesses, in 2004, CEMIG incorporated two wholly-owned subsidiaries: CEMIG Geração e Transmissão S.A., referred to as CEMIG GT, and CEMIG Distribuição S.A., referred to as CEMIG D, which were established to carry on the business of energy generation and transmission, and distribution, respectively.

Several major companies decided to be headquartered in Minas Gerais—such as Mannesmann, a steel company producing seamless tubes—due to the guarantee given by the state government that CEMIG would be able to supply their energy requirements. At that time, Mannesmann’s energy needs was equal to half of the entire consumption of the State of Minas Gerais.

The first three hydroelectrical power plants built by CEMIG were commissioned in the 1950s- Tronqueiras, Itutinga and Salto Grande.

In 1960, CEMIG commenced its energy transmission and distribution operations. During the same period the “Canambra” consortium was formed, by a group of Canadian, American and Brazilian technical experts, who between 1963 and 1966, identified and evaluated the hydroelectrical potential of the State of Minas Gerais. This study, which was aligned with the concept of sustainable development—it revolutionized the focus of construction of power plants in Brazil, and defined which projects could be developed to supply future electric power needs.

In the 1970s, CEMIG took over responsibility for the distribution of energy in the region of the city of Belo Horizonte, incorporated Companhia Força e Luz de Minas Gerais, and embarked on the construction of more major power plants. In 1978, CEMIG commissioned the São Simão hydroelectrical power plant, at that time its largest plant. In this decade, the State of Minas Gerais saw major progress in transmission with the construction of 6,000 km of power lines .

In the 1980s a partnership between CEMIG, Eletrobrás (Centrais Elétricas Brasileiras S.A.) and the Brazilian Federal Government, launched the Minas-Luz Program, to expand service to low-income populations in rural areas and outer urban suburbs, including the shantytowns. The Emborcação hydroelectrical power plant, on the Paranaíba River, started operation in 1982. At that time, it was the Company’s second largest power plant, and together with the São Simão plant it tripled the Company’s generation capacity. In 1983, CEMIG established its Ecological Program Coordination Management Unit, which is responsible for the planning and development of an environmental protection policy. This enabled the research of alternative energy sources, such as wind power and solar generation, biomass and natural gas, which became a focus of the Company’s research projects.

The subsidiary Gasmig (Companhia de Gás de Minas Gerais), was established in 1986, for purposes of distributing natural gas. On September 18, 1986, CEMIG changed its corporate name from Centrais Elétricas de Minas Gerais to Companhia Energética de Minas Gerais – CEMIG to reflect the expansion of its area of operation, including multiple sources of power. By the end of the 1980s, CEMIG was distributing energy to 96% of the State of Minas Gerais, according to ANEEL (Agência Nacional de Energia Elétrica), the Brazilian regulatory agency.

In the 1990s, despite the economic crisis, CEMIG, according to its records, served approximately 5 million customers. At that time, CEMIG added 237,000 new connections to the energy supply in a single year, a record in its history. Also in the 1990s, CEMIG began to build hydroelectrical plants in partnership with the private sector. It was through this structure, for example, that Igarapava hydroelectrical power plant, in the ‘Triângulo Mineiro’ region, was built. Igarapava was commissioned in 1998.

In 2000, CEMIG was included in the Dow Jones Sustainability Index for the first time and it’s been part of this index since then. CEMIG sees this as confirmation of its dedication to the balance between the three pillars of corporate sustainability: economic, environmental and social. The year 2000 was also marked by the simultaneous construction of three hydroelectrical plants (Porto Estrela, Queimado and Funil) and the number of CEMIG’s customers growing to more than 5 million for the first time in its history.

In 2001, CEMIG inaugurated Porto Estrela Hydroelectrical Power Plant, started the construction of Aimorés Hydroelectrical Power Plant and the feasibility process for Irapé Hydroelectrical Power Plant. In the same year, CEMIG’s ADRs representing its common and preferred shares were upgraded to Level 2 on the New York Stock Exchange.

In 2002, according to its records, the number of CEMIG’s customers exceeded 6 million for the first time. And it was also the year when the construction of the Irapé Hydroelectrical Power Plant, in the Valley of the Jequitinhonha River, and Barreiro Thermoelectric Plant, started, and Funil Hydroelectrical Power Plant was inaugurated. In that year, CEMIG’s shares began being traded on the Latibex segment of the Madrid Stock Exchange.

In 2003, CEMIG began simultaneous construction of several hydroelectrical power plants, as part of an effort to avoid power rationing, and established several centers of excellence and research—focusing on climatology, thermoelectric generation, energy efficiency and renewable power sources.

The year 2004 CEMIG had some major challenges: the new Brazilian regulatory framework came into force—its main requirement being the ‘unbundling’ of CEMIG’s distribution, generation and transmission activities. In 2005, as a consequence of this ‘unbundling’, CEMIG operated as a holding company, with two wholly-owned subsidiaries: CEMIG Distribuição S.A. and CEMIG Geração e Transmissão S.A..

In 2005, CEMIG inaugurated Aimorés Hydroelectrical Power Plant.

In 2006, CEMIG connected in its grid a further 230,000 new customers, and its investment in protecting the environment totaled R$60 million. The Irapé and Capim Branco I hydroelectrical power plants were inaugurated in July, and in that same year CEMIG began to operate in other states, with the acquisition of a significant interest in Light S.A. (“Light”), which concession is in the state of Rio de Janeiro, and Transmissoras Brasileiras de Energia – TBE, which owned transmission lines in Northern, Midwest and Southern Brazil.

In 2007, CEMIG inaugurated Capim Branco II Hydroelectrical Plant, in the Araguari River.

In 2008, CEMIG acquired a shareholding in wind farms in the northern Brazilian state of Ceará, with total potential generating capacity of approximately 100MW. In addition, CEMIG initiated its participation in the UHE Santo Antônio generation project at the Madeira River.

In April 2009, CEMIG acquired Terna Participações S.A., now called Transmissora Aliança de Energia Elétrica S.A. (“TAESA”). In May 2013, it increased its holdings in the energy transmission sector with the acquisition of equity interests in five other transmission companies. This increased CEMIG’s market share in Brazilian energy transmission from 5.4% to 12.6% at that time.

In December 2009, CEMIG signed a share purchase agreement to acquire up to 13.03% of Andrade Gutierrez Concessões S.A. equity interest in Light. This acquisition was completed in 2010, starting the process of building its position within the controlling shareholding group of Light.

2009 was the tenth year in which CEMIG was included in the worldwide Dow Jones Sustainability Index, and in that year it was elected as the world leader in sustainability among utilities. It continues to be the only company in the energy sector of Latin America that has been included in the “DJSI World” since the inception of that index.

In 2010, CEMIG formed a partnership with Light for the development of smart grid technology – with a view to increasing operational efficiency, and reducing commercial losses. Also in 2010 – for the second year running – CEMIG was rated Prime (B–) by Oekom Research, a German agency that issues sustainability ratings. In the same year CEMIG GT signed a contract with Light for the acquisition of 49% of the share capital of Lightger S.A., a special-purpose company (“SPC”) holding the authorization for the commercial operation of the Paracambi Small Hydroelectrical Power Plant.

In 2011, CEMIG expanded its participation in relevant generation and transmission assets, including the acquisition, by Amazônia Energia S.A. (in which CEMIG and Light have, respectively, 74.5% and 25.5% of the total capital) of 9.77% stake in Norte Energia S.A. (“NESA”), the owner of the concession for the construction and operation of Belo Monte Hydroelectrical Power Plant, in Xingu River, State of Pará. The transaction added 818 MW of generation capacity to our total activities and increased Light’s total generation capacity by 280 MW. Also in 2011, CEMIG acquired a controlling stake in Renova Energia S.A. (“Renova”), which has been working with small hydroelectrical power plants (“SHPs”) and wind farms for over a decade.

In 2012, CEMIG concluded the consolidation of its investments in the transmission sector, by transfering the assets of this sector to TAESA. This same year, CEMIG was selected for the eighth consecutive year to be included in the ISE Corporate Sustainability Index (“Índice de Sustentabilidade Empresarial”) of B3.

The following describes some activities of CEMIG, subsidiaries, jointly-controlled entities and associates during 2013, which includes the acquisition of significant power generation and transmission assets:

•	Parati made a public offering to acquire shares for cancellation of the listed company registration of Redentor Energia S.A. and for its delisting from the Novo Mercado, a special listing segment of B3. Redentor Energia left the Novo Mercado listing segment, but continues to be traded in the standard listing segment of B3;

•	CEMIG GT signed a share purchase agreement with Petrobras (Petróleo Brasileiro S.A.) and Joelpa (tag along) for the acquisition of 49% and 2%, respectively, of the common share of Brasil PCH; and an investment agreement with Renova, RR Participações S.A., Light Energia S.A. (“Light Energia”) and a new company Chipley (jointly owned by CEMIG GT and Renova), governing the admission of CEMIG GT into the controlling shareholding block of Renova, and the assignment of the Brasil PCH Share Purchase Agreement to Chipley;

•	CEMIG Capim Branco Energia S.A. completed the acquisition from Suzano Group of a 30.30% holding in the SPC Epícares Empreendimentos e Participações Ltda., corresponding to an additional equity interest of 5.42% in the Capim Branco Energia Consortium;

•	Madeira Energia S.A. (“MESA”) received cash injections from its shareholders, and credit lines, loans and financings with a long-term profile;

•	Gasmig invested to expand its distribution network, and increased its presence in the compressed natural gas (GNC) and in the residential distribution market segments;

•	Acquisition by Empresa Amazonense de Transmissão de Energia (“EATE”) of the equity interest held by Orteng Equipamentos e Sistemas S.A. (“Orteng”) in Transmineiras (a group of three concessionaires made up of Companhia Transleste de Transmissão, Companhia Transirapé de Transmissão and Companhia Transudeste de Transmissão);

•	Transfer of control of TAESA from CEMIG GT to CEMIG (the holding company). The holders of the debentures of the second and third issuances of CEMIG GT agreed with the reduction of the share capital of CEMIG GT as a result of the transfer of shares in TAESA to CEMIG (the holding company), in accordance with the consent given by ANEEL;

•	TAESA won Lot ‘A’ (a 500kV energy line) in ANEEL Auction No. 013/2013, and subsequently created Mariana Transmissora de Energia Elétrica S.A.;

•	Negotiation to create the company Aliança Geração de Energia S.A. (“Aliança”), to be the platform for consolidation of generation assets held by CEMIG GT and Vale S.A. (“Vale”) in a generation consortium, and investments in future energy generation projects.

•	Negotiation for the acquisition by CEMIG GT of 49% of Aliança Norte Energia Participações S.A. (formed in 2015), which owns a 9% interest in NESA belonging to Vale.

The following describes certain activities relating to CEMIG, subsidiaries, jointly-controlled entities and associates during 2014:

•	Inclusion of four special-purpose companies operating in hydroelectrical generation, created for the purpose, in Guanhães Energia S.A., with 100% equity interest;

•	Formation of CEMIG Overseas S.L., with head office in Spain, a wholly-owned subsidiary of CEMIG (the holding company);

•	Inclusion in Light Energia of the wholly-owned subsidiary Lajes Energia S.A.;

•	Acquisition of the equity interest in MESA which was held by Andrade Gutierrez Participações S.A. and, subsequently, by SAAG Investimentos S.A (“SAAG”). In the second half of 2014, CEMIG GT acquired an indirect interest in MESA through the vehicles Fundo de Investimentos em Participações Malbec, Parma Participações S.A., and Fundo de Investimentos em Participações Melbourne (“FIP Melbourne”). FIP Melbourne acquired an 83% interest in SAAG Investimentos S.A., which owns a 12.4% interest in MESA, which owns 100% of Santo Antônio Energia S.A. (“SAESA”). On December 31, 2017, CEMIG’s total indirect interest in SAESA is at 18.13%;

•	Creation by Renova of 17 special-purpose companies operating in wind generation to participate in auctions of wind power generation and the commercialization of energy on the free market;

•	Inclusion in Light S.A. of its 50.10% shareholding interest in the SPE Energia Olímpica, the objects of which are building and implementation of the Vila Olímpica substation and two 138-kV underground lines;

•	Disposal of the whole of Light’s equity interest in CR Zongshen E-Power Fabricadora de Veículos S.A.;

•	Acquisition of the 40% equity interest in Companhia de Gás de Minas Gerais, belonging to Gaspetro, increasing CEMIG’s interest to 99.57% of the total of Gasmig;

•	Inclusion of the Renova Moinhos de Vento Consortium in Renova, with 99.99% equity stake;

•	Acquisition by CEMIG GT of a 49.9% interest in Retiro Baixo Energética S.A. from Orteng (24.4%) and Arcadis (25.5%). Retiro Baixo Energética S.A. holds the concession to operate the Retiro Baixo hydroelectrical plant, with installed generation capacity of 83.7 MW, until August 2041;

•	Addition of the SLT Project Consortium in CEMIG GT, with a 33.33% interest. Its objectives are to manage and negotiate the contracting of legal, environmental, technical and any other external consultants necessary for the preparation of studies to ascertain the attractiveness of the São Luiz do Tapajós hydroelectrical plant, in the State of Pará;

•	Addition of CEMIG GT in the controlling block of Renova, with 27.37% of the total share capital and 36.62% of the voting shares, through a capital increase of 87,186,035 nominal common shares without par value;

•	Change in the equity interest in Empresa Regional de Transmissão de Energia S.A—ERTE (TAESA);

•	Establishment of two sub-holding companies by Renova, named Diamantina Eólica Participações S.A. and Alto Sertão Participações S.A., with a 99.99% equity interest in each company. The purpose of such companies is to hold equity interests in other companies in the area of energy generation and trading, and sales of energy;

•	CEMIG GT exited the Cosama Consortium;

•	Divestment by CEMIG Geração e Transmissão of its 40.00% interest in Chipley SP Participações and increase in the percentage equity interest held by Renova in Chipley to 99.99%; and

•	Formation of the company Aliança, to be a platform for consolidation of generation assets held by CEMIG GT and Vale in generation consortia and investments in future energy generation projects.

The following describe certain activities relating to CEMIG, subsidiaries, jointly-controlled entities and associates during 2015:

Renova Group:

•	Transfer of the SPE Ventos de São Cristóvão Energias Renováveis S.A. from Renova Energia S.A. to Centrais Eólicas Bela Vista XIV S.A.;

•	Restructuring of Renova, which included: (i) acquisition of a 11.36% equity interest in TerraForm Global Inc., with the corporate purpose of acquiring, from SunEdison or third parties, assets connected to the generation of clean energy; (ii) creation of three subholdings of TerraForm Global Inc.: (1) TerraForm Global BV, (2) Other Holdings and (3) TERP GLB Brasil; (iii) transfer of Nova Renova Energia, alongside Bahia Eólica Participações S.A. and the 5 wind generating SPEs, in which Renova had an ownership interest to TERP GLB Brasil; (iv) transfer of Salvador Holding S.A., in which Renova had an ownership interest in to TERP GLB Brasil; (v) transfer of Salvador Eólica Participações S.A., alongside the other 9 wind generating SPEs, in which Nova Renova Energia had an ownership interest to Salvador Holding S.A.; (vi) transfer of Renova Eólica Participações S.A., alongside 15 wind generating SPEs in which Nova Renova Energia had an ownership interest to Nova Energia Holding S.A.; (vii) transfer of Diamantina Eólica Participações S.A., in which Renova had an ownership interest to Alto Sertão Participações S.A.; (viii) transfer of the 24 wind generating SPEs in which Renova had an interest to Diamantina Eólica Participações S.A.

Aliança Geração de Energia S.A. (“Aliança”):

•	Conclusion of the transaction of association between Vale and CEMIG GT to form Aliança. The two companies subscribed shares issued by Aliança which were paid in by means of the equity interests they held in the following energy generation assets: Porto Estrela, Igarapava, Funil, Capim Branco I, Capim Branco II, Aimorés and Candonga; plus a 100% interest in the following wind generation SPCs: Central Eólica Garrote Ltda., Central Eólica Santo Inácio III Ltda., Central Eólica Santo Inácio IV Ltda. and Central Eólica São Raimundo Ltda.

CEMIG Geração e Transmissão S.A.:

•	Merger of CEMIG Capim Branco Energia S.A. into CEMIG GT, and consequently the cancellation of its registration with the Brazilian Federal Revenue Service;

•	Acquisition by CEMIG GT, from Vale, of Vale’s 49% stake in Aliança Norte Energia Participações S.A., which holds a 9.00% interest in NESA (which owns the concessions of Belo Monte)—corresponding to an indirect holding of 4.41% in NESA;

•	Winding up of the Aimorés and Funil consortia, and the consequent cancellation of their registration with the National Registry of Legal Entities (CNPJ) of the Federal Revenue Service;

•	EBL Companhia de Eficiência Energética S.A., that had a 33% equity interest in Light Esco Prestação de Serviço S.A was excluded;

•	Parati made a public tender offer seeking to acquire all of the outstanding shares of Redentor Energia S.A. (“Redentor”) and delist Redentor’s shares from B3. As a result, Parati became the owner of 99.79% of Redentor’s equity interest; and

•	CEMIG GT won the concession for Lot D in ANEEL’s Auction No. 012/2015, for placement of concessions for hydroelectrical plants under a regime of allocation of generating capacity and physical offtake guarantees. Lot D is comprised of 13 plants that previously owned by CEMIG, and additional five plants which were owned by Furnas Centrais Elétricas S.A. The hydroelectrical plants CEMIG previously owned are: Três Marias, Salto Grande, Itutinga, Camargos, Marmelos, Joasal, Paciência, Piau, Tronqueiras, Peti, Cajuru, Gafanhoto and Martins. The plants Furnas previously owned are: Coronel Domiciano, Dona Rita, Sinceridade, Neblina and Ervália. The aggregate installed generation capacity of these 18 plants is 699.57 MW.

The following describe certain activities relating to CEMIG, subsidiaries, jointly-controlled entities and associates during 2016:

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

Investment Agreement for Subscription of Capital in Ativas signed by Cemig Telecom

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

Sale of Interest in Transchile

On September 12, 2016, CEMIG signed a share purchase agreement for sale of the whole of its interest in Transchile Charrúa Transmisión S.A.—corresponding to 49% of the share capital—to Ferrovial Transco Chile SpA., a company controlled by Ferrovial S.A., for US$ 57 million, the amount to be adjusted at the closing. This transaction was concluded on October 6, 2016.

Miranda Hydroelectrical Plant

On December 22, 2016, the Superior Court of Justice (STJ) granted an interim injunction to CEMIG GT maintaining CEMIG GT in control of the Miranda Hydroelectrical Plant, in Minas Gerais, on the initial basis stated in Concession Contract No. 007/97, until conclusion of judgment on the application for mandamus filed by CEMIG GT. In response to a motion for revision of judgment brought by the Federal Government against the Internal Appeal, the Reporting Justice revoked this interim remedy on March 29, 2017.

Renova Group

On February 2, 2016, the Board of Directors of Renova approved an increase in the capital of Renova in which we will take part through the Parent Company’s wholly-owned subsidiary CEMIG GT, which has approved allocation of up to R$ 240 million.

On April 1, 2016, Renova terminated the purchase and sale of shares for the sale of the ESPRA project (“ESPRA Agreement”) owned by Renova to Terraform Global, Inc. (“Terraform Global”) by an agreement between the parties, upon a break-up fee payment in the amount of US$10 million to Renova. In this way, the ESPRA projects (three small hydroelectrical plants (SHPs) contracted under PROINFA, with 41.8MW installed capacity), would remain within Renova and return to compose Renova’s portfolio of operational assets.

On June 14, 2016, the Board of Directors of Renova approved cancellation of the power purchase agreement entered into between Renova Comercializadora de Energia S.A. (“Renova Trading”) and CEMIG GT for supply by 25 wind farms in the region of Jacobina, in the Brazilian state of Bahia, with 676.2 MW of installed capacity, for operational startup on January 1, 2019. The Board of Directors of Renova approved an advance payment of R$ 118 million for contracted future energy supply under the agreement between Renova Trading and CEMIG GT. The agreement, signed in 2013, provides for the parties to make earlier or later payments for the power supply that is the subject of the agreement.

CEMIG increased its capital of Renova, through the Parent Company’s wholly-owned subsidiary CEMIG GT, in the amount of up to R$240 million. Such capital increase was ratified on June 21, 2016, in the total amount of R$280 million (R$ 240 million by CEMIG and R$ 40 million by Light Energia S.A.), by means of a issuance of 42,042,219 common shares and 165 preferred shares, subscribed and paid up for the issuance price of R$6.66 per share (common or preferred) and R$19.98 per unit.

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

In the first half of 2016 Renova recognized a loss of R$111 million, resulting in the change in the fair value of the option, considering the credit risk. In addition, it recognized a loss of R$63 million relating to the expiration of the option, and commenced an arbitration proceeding seeking, among other items, indemnity for losses. On May 26, 2017, Renova and Terraform Global signed an agreement for the parties to terminate arbitration proceedings, upon compensation to Renova of US$15.0 million.

Investment in TerraForm Global – pricing of the shares

Renova also recognized a loss, in the first half of 2016, of R$272 million, reflecting the negative volatility in the share price of TerraForm in the period, in which Renova had an equity interest of 11.65%, valued on the basis of the market price of the shares.

The figures above refer to the impact on Renova’s interim financial statements. The effect on CEMIG was proportional to its interest at the time of 34.2%, in Renova, valued by the equity method, in the amount of R$93 million.

Advances to Renova under Power Purchase Agreement

On September 6, 2016, the Renova Board of Directors approved an advance payment of R$118 million by CEMIG to Renova for future contracted energy supply under the Power Purchase Agreement between Renova Comercializadora de Energia S.A. and CEMIG GT, which was signed in 2013.

The agreement provided for the parties to elect to make advance payments for power. The payments were meant to be primarily allocated to the Alto Sertão III project, and also to meet other needs of Renova. The amount due would be settled by delivery of power supply, in the amounts specified in such agreement, starting in May 2021.

In June 2016 CEMIG GT made an advance payment to Renova Comercializadora de Energia S.A. of R$94 million under the Power Purchase Agreement, and at that time signed an agreement placing a security interest on 100% of the shares in Enerbrás S.A. and 100% of the shares in the specific-purpose companies of Phase B of the Alto Sertão III Project on behalf of CEMIG GT. An option was also granted to CEMIG GT to purchase 100% of the shares of Enerbrás S.A..

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

Increase in Capital of Renova

CEMIG GT increased its stake in Renova in the amount of R$56 million through a capital increase that was ratified on June 21, 2017, in the total amount of R$112.8 million by means of a issuance of 50,888,993 common shares and 5,492,938 preferred shares, subscribed and paid up to the issuance price of R$2.00 per share (common or preferred) and R$6.00 per unit.

Sale of Alto Sertão III Wind Farm Complex by Renova

On November 12, 2017, Renova received a binding proposal from Brookfield for primary investment of R$ 1.4 billion in Renova, at a price of R$ 6 per unit. The offer further includes an earn-out of up to R$ 1.00 per unit, for any amount that Renova receives in the future as adjustment to the sale price of the Alto Sertão II Wind Power Complex. The proposal also specifies conditions precedent that are usual in this type of transaction. This proposal was accepted by Renova’s board of directors on November 24, 2017.

On February 23, 2018, Renova received a new binding proposal from Brookfield replacing the previous offer for primary capitalization (November 12, 2017 proposal). This new proposal provided for the acquisition of all assets of the Alto Sertão III Complex (the “ASIII Complex”), in addition to certain other wind projects under development with total planned generating capacity of approximately 1.1 GW. The value proposed for the ASIII Complex was R$ 650 million, to be paid upon the completion of the transaction (the “Price”). The Price would be subject to regular post-closing adjustments and to an earn-out mechanism that may increase the Price up to additional R$ 150 million.

On February 27, 2018, the board of directors of Renova accepted Brookfield’s February 23, 2018 binding offer for the acquisition of ASIII Complex and additional wind power projects under development. Renovas’s board of directors also approved to grant Brookfiled an exclusivity term of up to 60 days for the negotiation and execution of the transaction documents. The exclusivity term has ended, but negotiation between Renova, its shareholders an Brookfield is still continue and final completion of the transaction will take place after agreement is reached and consideration and approval by the governance bodies of Renova and of its controlling shareholders, and after all conditions precedent are met.

TAESA

On April 13, 2016, TAESA was the winning bidder of Branch ‘P’ in Auction No. 013/2015 of Public Power Transmission Lines auction promoted by the Brazilian Energy Regulatory Agency (“ANEEL”). Branch ‘P’ comprises 90 km of transmission lines and two substations in Tocantins state. ANEEL granted TAESA the right to explore the concessions for 30 years. TAESA did not offer a discount for Lot ‘P’ RAP defined by ANEEL at the auction notice, granting an initial revenue of R$ 56 million.

On August 31, 2016, the Board of Directors of CEMIG authorized monetization of up to 40,702,230 units in TAESA corresponding to 40,702,230 common shares and 81,404,460 preferred shares in TAESA, owned by CEMIG.

On October 24, 2016, TAESA settled its restricted offering (“Restricted Offering”) of 65,702,230 units (each unit being evidenced by Certificados de Depósito de Ações, each of which represented one outstanding ação ordinária (common share) and two outstanding ações preferenciais (preferred shares)) (“Units”) offered and sold by Fundo de Investimento em Participações Coliseu (“FIP Coliseu”) and CEMIG. The Restricted Offering was a secondary offering, with restricted placement efforts of 65,702,230 units held by the Selling Shareholders, being 25,000,000 units held by FIP Coliseu and 40,702,230 units held by CEMIG, at a price per Unit of R$19.65.

On December 27, 2016, TAESA received the notice sent by Fundo de Investimento em Participações Coliseu and Fundo de Investimento em Ações Taurus (jointly, “Sellers”), informing that a Share Purchase Agreement was executed with Interconexión Eléctrica S.A. E.S.P. (“Agreement” and “Buyer”, respectively) for the sale of the totality of their equity interests bound to the block of control of TAESA, representing, jointly, 26.03% of the common shares and 14.88% of the total capital share of TAESA, for the total amount of R$1,055,932,217.19.

Changes in the Shareholders’ Agreement of Parati

In 2016, there has been a corporate simplification with regard to CEMIG´s indirect investment on Light, such as FIP Redentor termination, incorporation of Redentor Energia SA. by Rio Minas Energia Participações S.A. (“RME”), Parati’s total break-up, whereby CEMIG, Santander (Brasil) S.A., BV Financeira S.A., BB—Banco de Investimento S.A. and Banco BTG Pactual became direct shareholders of RME and Luce Empreendimentos e Participações S.A. (“Lepsa”), bearing same rights, obligations and equity then held by Parati. CEMIG has also acquired Banco BTG Pactual S.A.’s equity shareholdings of RME and Lepsa in 2016. Legal instruments have been signed to formalize the related alterations to the rights and obligations relating to the Put Option granted by CEMIG to the Direct Shareholders on shares in Parati, with the result that the said rights and obligations now apply, instead, to the shares in RME and Lepsa, since these two companies received the whole of the body of assets and liabilities that were split off as a result of the 100% split of their controlling and sole shareholder, Parati.

In November of 2017, the Company entered into certain amendments to the shareholders’ agreement of RME, one of successors of Parati. The principal change arising from these amendments is to postpone the exercise of the put option on the RME common shares for November 23, 2018.

In essence, the obligations of the put option remained as follows:

1)	The maturity of the put option granted in 2011 by CEMIG in favor of the unit holders of FIP Redentor, initially scheduled to be exercised on May 31, 2016 was postponed and divided into three separate exercise dates:

a)	First option exercise window: up to, and including, September 23, 2016, only with respect to preferred shares, up to a limit of 153,634,195 preferred shares in RME e Lepsa, representing 14.30% of the total shares in Light held by the other direct shareholders. With respect to shares put within this exercise window, CEMIG paid by November 30, 2016.

b)	Second option exercise window: up to, and including, September 23, 2017, and not restricted to preferred shares in RME and Lepsa, and may include the totality of the common shares in Lepsa, representing 5.49% of the total shares in Light held by the other direct shareholders, regardless of the exercise of the put option in the first payment window. With respect to shares put within this exercise window, CEMIG paid by November 30, 2017.

c)	Third option exercise window: up to, and including, September 23, 2018, only with respect to common shares in RME, regardless of the exercise of the put option in the first or second payment window. With respect to shares put within this exercise window, CEMIG must make payment by November 30, 2018.

2)	New provisions were included to provide for the possibility of acceleration of the put option exercise window in case CEMIG fails to comply with certain clauses of the shareholders’ agreement, allowing any direct shareholders to present to CEMIG a notice of acceleration of the put option, at which moment the option shall be considered exercised by all the direct shareholders, over the totality of their shares.

3)	To guarantee the full payment of the put option, on May 31, 2016 CEMIG offered the holders of the put option: Units directly held by CEMIG in TAESA, representing 55,234,637 ordinary shares and 110,469,274 preferred shares, and as a further guarantee, 26.06% (53,152,298 shares) that CEMIG directly holds in Light.

4)	The put option may be exercised by the direct shareholders of RME.

The following describe certain activities relating to CEMIG, subsidiaries, jointly-controlled entities and associates during 2017:

Light Put Option Amortization and Reprofiling

On September 15, 2017, CEMIG received Notices of Intention to Exercise Put Options, under the “Second Exercise Window”, from BB–Banco de Investimento S.A. (“BB-BI”), BV Financeira S.A. – Crédito, Financiamento e Investimento (“BV Financeira”), and Banco Santander (Brasil) S.A. (“Santander”) (jointly, the “Shareholder Banks”), giving notice of irrevocable decision to exercise their right to sell the totality of their holdings of common and preferred shares (the “Shares Subject of the Put Option”), comprising the totality of their equity interests, in Lepsa and RME (jointly, “the Companies”) This put option was exercised under Clauses 6.1.4 and 6.3 of the Shareholders’ Agreements of the Companies (“Put Options—Second Exercise Window”), signed on October 31, 2016, and as amended, by CEMIG and the Shareholder Banks, with the Companies as consenting parties (“the Lepsa Shareholders’ Agreement” and “the RME Shareholders’ Agreement”). The acquisition of the shares, by CEMIG took place on November 30, 2017.

There have been negotiations with the Shareholder Banks in order to postpone for 12 months (to November 2018) the closing date of the put option, which would allow CEMIG to divest from its interests in Light. CEMIG proceeded with a block trade of part of its interest in TAESA by November 24, 2017 and deposited the funds in an escrow account it maintains with the proceeds of a previous sale of TAESA’s shares. CEMIG paid R$1,016 million of the put option on November 30, 2017 buying preferred shares of RME and common shares and preferred shares of Lepsa.

The 12-month extension with the Shareholder Banks was negotiated to postpone to November 30, 2018 in relation to common shares of RME. The basis for the negotiation of this postponement is the fact that if the put option on the common shares is exercised, Light could potentially become a state-controlled company, since CEMIG would then hold, directly and indirectly, 52.12% of Light’s capital share. This would lead to the acceleration of several of Light’s financing agreements that have cross-default clauses, and it would result in a sharp fall in the share price of Light, which would have a material adverse effect on CEMIG. See more details in note 30 in our consolidated financial statements.

Decision on disposal of holding in Light

On June 21, 2017, the Board of Directors of CEMIG decided to begin the process to sell its entire interest in the share capital of Light S.A. (“Light”), and on July 14, 2017 RME and Lepsa made formal decisions to start the process to sell their entire interest in Light. This formalized the joint decision of CEMIG, RME and Lepsa to dispose of the totality of the controlling shareholding block of Light, which comprises an aggregate holding of 52.12% of the share capital of Light.

CEMIG has received non-binding proposals related to its process of disinvestment, as a result of the first phase of access to the documents and information contained in the data room made available to potential investors in relation to the Light group. CEMIG is analyzing these proposals for possible selection for inclusion in the next phase. If a selection is made, conclusion of the disinvestment process will also be subject to: a phase of due diligence, including technical visits; submission of binding proposals; negotiations; final approvals for signature of definitive agreements for the transaction referred to; and approvals of conditions precedent that are usual in this type of transaction.

Sale of Alto Sertão II Wind Farm Complex by Renova

On August 3, 2017, CEMIG GT’s affiliate Renova completed the sale to AES Tietê Energia (“AES Tietê”) of Renova’s entire equity interest in Nova Energia Holding S.A. (“Nova Energia”), which, through Renova Eólica Participações S.A. (“Renova Eólica”), owns the Alto Sertão II Wind Farm Complex (the “Complex”). The base value of the acquisition (“the Acquisition Price”) is R$ 600 million, and AES Tietê has also assumed the debt of the Alto Sertão II Complex, which totaled R$ 1.15 billion at December 31, 2016. The Acquisition Price will be adjusted based on certain variations in working capital and net debt of the Complex. It may also be increased by up to R$ 100 million under earn-out clauses, depending on the performance of the Complex as measured over a period of five years from the completion of the transaction. A tranche totaling R$364.6 million of the Acquisition Price has been allocated to extraordinary amortization of the debentures of Renova’s Third Issue of Nonconvertible Debentures (Unsecured, with Additional Asset Guarantee, for Public Distribution, in a Single Series, with Restricted Distribution Efforts), settling the whole of the outstanding balance of principal and remuneratory interest owed by Renova under that issue.

Disposal of TerraForm Global Inc. shares

On May 26, 2017, Renova entered into a Share Purchase Agreement and sold its equity interests in TerraForm Global Inc. to Orion US Holding 1 L.P., a vehicle of Brookfield Asset Management. The price for the acquisition was US$92.8 million paid to Renova in cash upon completion of the transaction, after certain conditions precedent have been met. Also on the same date, Renova and Terraform Global signed an agreement for the parties to terminate certain arbitration proceedings, upon payment of compensation to Renova of US$15.0 million. The transaction closed on July 3, 2017.

Renova’s management has stated that the transaction is aligned with its new directional strategy, the goals of which are the (i) restoration of the balance of its capital structure; and (ii) sustainability of the business in the long term.

Investment in Renova

Renova is late on certain payments and is in negotiation with creditors under several contracts. As a result, Renova’s management has been taking various measures to rebalance its liquidity and cash generation structure such as selling assets, decreasing administrative and operational structure and administrative costs, and increasing shareholders’ commitment of financial support.

Sale of Coliseu’s interest in TAESA

On June 13, 2017, CEMIG’s affiliate TAESA received a notification from ISA Investimentos e Participações do Brasil S.A. (“ISA Brasil”) in relation to disposal of common shares in TAESA held by Fundo de Investimento em Participações Coliseu and Fundo de Investimento em Ações Taurus, under the share purchase agreement signed on December 27, 2016 between the vendors and Interconexión Eléctrica S.A. E.S.P. (“the Purchaser”).

In accordance with the terms of the purchase agreement the vendors sold in the aggregate 153,775,790 common shares, representing 26.03% of the voting share and 14.88% of the total capital of TAESA. These shares were transferred to ISA Brasil (an investment vehicle of the Purchaser) on June 13, 2017 for approximately R$1 billion. ISA Brasil is now subject to the Shareholders’ Agreement of TAESA.

Transfer of transmission companies to TAESA

On July 13, 2017, CEMIG GT signed an agreement regarding an equity restructuring involving the transfer to TAESA of the equity interests held by CEMIG in the following public energy transmission concession holders (referred to jointly as “the Transmineiras Companies”): Companhia Transleste de Transmissão S.A. (“Transleste”), Companhia Transudeste de Transmissão S.A. (“Transudeste”) and Companhia Transirapé de Transmissão S.A. (“Transirapé”).

The initial value of the transaction is approximately R$ 76 million, to be paid on the date of closing. This amount will be subject to adjustment for: (i) accumulated variation of the IPCA inflation index as from January 1, 2017, inclusive, up to the day immediately prior to the date of signature of the agreement; and (ii) accumulated variation resulting from application of 100% of the CDI rate, from the date of signature, inclusive, up to the day immediately prior to the date of closing and is subject to discounting of any amounts of dividends and/or interest on equity declared as from January 1, 2017 (inclusive) by the Transmineiras Companies in favor of CEMIG GT, whether paid or not, up to the date of closing, duly updated by the accumulated variation of the IPCA inflation index from the date of the payment to the day immediately prior to the date of closing.

Under the terms of the agreement, a further tranche with a maximum value of R$ 11.7 million may be divided between TAESA and CEMIG GT if the Transmineiras Companies obtain a favorable judgment in certain legal proceedings that are in progress. This amount will be updated by the accumulated variation resulting from application of 100% of the CDI rate from January 1, 2017, inclusive, to the day immediately prior to the day of payment.

Following approval by the Brazilian monopolies authority CADE (Conselho Administrativo de Defesa Econômica), Aneel (the Brazilian energy regulator), and the financing banks, on November 30, 2017, Cemig has concluded the shareholding restructuring involving transfer to Transmissora Aliança de Energia Elétrica S.A. of the shareholdings held by Cemig in the following transmission concession holders: Companhia Transleste de Transmissão S.A., Companhia Transudeste de Transmissão S.A. and Companhia Transirapé de Transmissão S.A.. The amount received by Cemig in this Transaction was R$ 56 million– this being the amount resulting from monetary updating by: (i) the accumulated variation of the IPCA inflation index from January 1, 2017, inclusive, to the day immediately prior to the signature of the final closing document for the Transaction; and (ii) accumulated variation of 100% (one hundred per cent) of the CDI rate from date of signature, inclusive, to the day immediately prior to date of closing, and after discounting of: any amounts of dividends and/or Interest on Equity declared as from January 1, 2017 (inclusive) by the Transmineiras Companies in favor of Cemig, whether paid or not, up to the date of closing of the Transaction, with monetary updating by the IPCA from the date of payment to the business day immediately prior to the closing date.

TAESA – Columbia Consortium

On April 24, 2017, the Columbia Consortium formed by TAESA and CTEEP won the bid for Branch 1 of the Transmission Auction No. 5/2016, carried out by ANEEL by offering R$267 million of Annual Allowable Revenue (RAP). The project, which will require a R$1,936 million investment, will comprise (i) 525 kV Guaíra—Sarandi transmission lines, extending them 266.3 kilometers; (ii) Foz do Iguaçu – Guaíra transmission lines, extending them 173 kilometers; (iii) Londrina – Sarandi transmission lines, extending them 75.5 kilometers; and (iv) the 230 kV Sarandi—Paranavaí Norte line, extending it 85 kilometers, plus constructing and operating three substations (Guaíra, Sarandi and Paranavaí Norte), located in Paraná. The deadline for execution of the work is 60 months and the commercial operation start is scheduled for August, 2022.

Cemig sold 34 million Taesa Units

On November 24, 2017, Cemig has sold, by auction on the B3 exchange (‘the Auction’) 34,000,000 Units in Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’) (TAEE11), for R$ 21.10 per Unit. This reduces Cemig’s equity interest in Taesa from 31.54% to 21.68%. Cemig now owns 218,369,999 common shares equivalent to 36.97% of Taesa’s total common shares and 5,646,184 preferred shares 1.28% of Taesa’s total preferred shares. The controlling shareholding block of Taesa remains unchanged, since the shares sold were not bound by the Shareholders’ Agreement. The proceeds from the sale will be held in an escrow account to execute the Company’s commitments in relation to the put option granted by Cemig to the shareholders of Rio Minas Energia Participações S.A. (‘RME’) and Luce Empreendimentos e Participações S.A. (‘Lepsa’).

Offer for Interest in Santo Antônio Power Plant

On June 26, 2017, CEMIG received from State Power Investment Overseas Co., Ltd of China (“SPIC Overseas”) an offer for purchase of the equity interests held by CEMIG GT and SAAG Investimentos S.A. (“SAAG”) in Madeira Energia S.A. (“Mesa”), holder of the concession to operate the Santo Antônio Hydroelectrical Power Plant.

Starting from this proposal, the parties entered into a negotiation process aiming at achieving a common ground regarding the valuation of Mesa and the purchase price of the shares. This negotiation process has been temporarily suspended at the end of July 2017 and was resumed on March 2018.

CEMIG’s Bank Debt Refinancing

In 2017, Cemig entered into negotiations with its main creditors aiming at a Bank Debt Refinancing, representing up to R$3.4 billion of debt, in order to refinance short and medium term indebtedness of CEMIG GT and CEMIG D and, then, to balance CEMIG’s short and medium term cash flows. The reprofiling involved the amortization schedules of existing debt maturities, ranging from 2017 through 2020, into facilities with a principal amortization grace period in 2018 and final maturities in 2022.

In December, CEMIG D concluded the reprofiling by means of a local notes issuance in the amount of R$1,575 million and ammendments in debt agreements entered into with Banco do Brasil (R$500 million) and Caixa Econômica Federal – CEF (R$625 million). As to CEMIG GT, there were ammendments in debt agreements entered into with Banco do Brasil (R$741 million). In aggregate, the bank debt reprofiling reached, approximately, R$3.4 billion. The new debt of CEMIG D will pay interests of 146.5% of CDI (local interest rate), whereas the new debt of CEMIG GT will cost 140% of CDI. The amortization of principal will begin in 2019, with monthly payments in the following annual distribution: 33.36% in 2019 and 2020, and 33.28% in 2021 for CEMIG GT and 6.75% in 2019, 13.50% in 2020, 27% in 2021, 11.25% and a balloon of 41.50% in 2022 for CEMIG D.

The Bank Debt Refinancing did not involve a principal reduction and the new facilities were senior secured indebtedness. The collateral for CEMIG GT’s Bank Debt Refinancing is comprised of cash sweep on CEMIG GT’s asset sales (35% of every asset sale), pledges on dividends earned from some of CEMIG and CEMIG GT’s subsidiaries and pledge on receivables (R$125 million per month for the life of the new debt facility). The collateral for CEMIG D’s Bank Debt Refinancing is comprised of cash sweep on CEMIG Holding’s asset sales (35% of every asset sale) and pledge on receivables (R$400 million per month for the life of the new debt facility).

Cemig’s Capital Increase

On October 26, 2017, Cemig’s Extraordinary General Meeting of Shareholders authorized an increase of the Company’s share capital through the issuance of new shares that were available only for subscription by the Company’s existing shareholders, with the following terms and conditions (the “Capital Increase”):

1.	Amount of the Capital Increase: up to R$ 1 billion through the issuance of up to 199,910,947 new shares each with nominal value of R$ 5.00, for an issue price of R$ 6.57, for both common and preferred shares. The difference between the issue price (R$ 6.57) and the nominal price (R$ 5.00) is to be allocated to the capital reserve account;

2.	New shares: up to 199,910,947 new nominal shares (up to 66,849,505 nominal common shares and up to 133,061,422 nominal preferred shares). The new shares have the same rights of the shares of the same class, including with respect to dividends and/or distributions on equity that may be declared by the Company.

3.	Subscription of the new shares: the Capital Increase was implemented through a private subscription and Cemig’s shareholders were eligible to exercise their preemptive rights in proportion equity holdings, at the ratio of 15.89% of the number of shares of each type that they held at the close of market on October 25, 2017.

4.	Preemptive right exercise term: the preemptive right for the subscription of the new shares were exercised by the shareholders between October 30, 2017 to November 29, 2017.

5.	Remaining shares: Not all the newly issued shares have been subscribed, shareholders were eligible to subscribe the remaining sharesmay do so at the same price and on the same conditions.

On March 21, 2018, all the Remaining Shares have been sold through a public auction, resulting in proceeds from the Capital Increase of R$ 1.3 billion. On April 23, 2018, the Extraordinary General Meeting of Shareholders approved the Capital Increase and, the resulting amendment of Cemig’s Bylaws to reflect the new amount of the Company’s s share capital: in the aggregate amount of R$ 7,294 million, represented by 487,614,213 common shares and 971,138,388 preferred shares.

Cemig did not register the Capital Increase with the U.S. Securities and Exchange Commission (SEC). Citibank, as the Depositary Bank for the ADRs, sold the corresponding preemptive rights only in the Brazilian market and, on December 13, 2017, Citibank made a distribution of the net proceeds arising from such sale (gross revenue from the sales, less charges and expenses), in US dollars, to the holders of the ADRs.

The merger of Cemig Telecomunicações S.A. by Cemig

On January 12, 2018 in a meeting, Cemig’s Board of Directors decided to submit a proposal to an Extraordinary General Meeting of Shareholders that Cemig should merge its wholly-owned subsidiary Cemig Telecomunicações S.A. The merger will provide gains from optimization of assets and synergies, and reduce financial, operational and administrative costs through concentration of existing administrative structures, while improving options for use of available funds.

An Extraordinary General Meeting of Shareholders of Cemig, and an Extraordinary General Meeting of Shareholders of Cemig Telecomunicações S.A., both held on February 28, 2018, have approved and authorized the signature of the Protocol of Merger and Justification establishing the terms and conditions governing the merger of CemigTelecom by Cemig.

The merger of Cemig Telecomunicações S.A. by Cemig was completed on March 31, 2018.

Since this is a merger of a wholly-owned subsidiary, there was no capital increase nor issue of new shares by Cemig. The shares in the subsidiary were canceled, on the Merger Date, and the necessary accounting records made.

Auction of Former CEMIG GT Generation Concessions and Indemnification

Under Concession Contract 007/1997 the concessions of the Jaguara, São Simão, Miranda and Volta Grande hydroelectrical plants had expiration dates in August 2013, January 2015, December 2016 and February 2017, respectively.

Believing that Cemig had the right to renewal of the concessions of these three plants, based on the original terms of the Concession Contract, the Company filed administrative and court proceedings requiring their extension for the related renewal periods. These applications, however, were rejected by the Mining and Energy Ministry, on the view that the request was made out of time in relation to the deadlines and/or rules set by Law 12783/13.

In March 2017 the interim judgments that had maintained the Company in possession and operation of the concession of the Jaguara and Miranda plants on the basis of the original Concession Contract 007/1997 were revoked. Cemig GT remained in control of the asset, and recognized the sales revenue from energy, and the operational costs, of these plants up to the date of the revocation of those interim judgments. From that date onward, the subsidiary ceased to recognize the expenses of depreciation on the plants, and began to recognize revenues relating to the provision of services of operation and maintenance of these plants in accordance with the regime of quotas. As ordered by Mining and Energy Ministry Order 432/2015, the São Simão plant was being operated under the Quotas Regime since September 2015.

In spite of the fact that there were court proceedings still pending, involving the São Simão, Jaguara and Miranda plants, on September 27, 2017 the Federal Government auctioned the concessions for the São Simão, Jaguara, Miranda and Volta Grande plants – which have total generation capacity of 2,922 MW – for a total of R$ 12,130,784. The parties that won these concessions are not related to Cemig.

The new concession contracts were signed on November 10, 2017, and on this date extension of the periods of Assisted Operation was formalized, maintaining the Company as the party responsible for provision of energy generation service from the plants up to the following dates:

•	Volta Grande plant: Until November 30, 2017.

•	Jaguara and Miranda plants: Until December 28, 2017.

•	São Simão plant: Until May 9, 2018.

Annual Generation Revenue (Receita Anual de Geração, or RAG) of these plants was recognized in the amount of R$ 462, million, in 2017 (R$ 319 million in 2016).

On August 3, 2017 Mining and Energy Ministry Order 291/17 established the values of indemnity, to Cemig GT, for the investments made in the São Simão and Miranda plants that have not been amortized up to the end of the contract. The total amount of the indemnity is R$ 1,027,751, of which R$ 243,599 relates to indemnity for the São Simão Plant, and R$ 784,152 is indemnity for the Miranda Plant – these figures being expressed in December 2015 and February 2016 currency, respectively. The amounts will be updated, pro rata die, by the IPCA (Expanded Customer Price) index, up to the date of signature of the Concession Contract by whichever party wins the tender for the concession of the Plants, by the Selic reference rate for federal securities, as from the date of signature of the Concession Contract up to the date of actual payment of the indemnity.

The balances not yet amortized of the concessions of the São Simão and Miranda Plants, in relation to their Basic Plans, were adjusted to reflect the matters defined in Ministerial Order 291/17, and as a result revenue of R$ 271,607 was recognized (more details in Notes 4, 15 and 26). Additionally, the Company transferred the balances referred to Concession Financial Assets.

The Company is discussing, with the Mining and Energy Ministry, the criteria used for deciding the amount published in Ministerial Order 291/17, and also the date of payment, since that Order establishes that the payment of the indemnity must be made, by the Federal Government, on or before December 31, 2018, provided that there is budget and financial availability.

On December 31, 2017, investments made after the Jaguara, São Simão and Miranda plants came into operation, in the amounts of R$ 174,203, R$ 2,920 and R$ 22,546, respectively, are classified in Concession Financial assets, and the decision on the final amounts to be indemnified is in a process of discussion with Aneel.

Companies incorporated in Brazil described below are our major subsidiaries and affiliates and jointly-controled companies. Jointly controlled companies and affiliates are recorded under the equity method:

CEMIG Holding’s main subsidiaries and jointly-controlled investees include the following:

•	CEMIG Geração e Transmissão S.A. (“CEMIG GT”) – 100% owned: operates in energy generation and transmission.

•	CEMIG Distribuição S.A. (“CEMIG D”) – 100% owned: operates in energy distribution;

•	Companhia de Gás de Minas Gerais (“Gasmig”) – 99.57% owned: acquires, transports, distributes and sells natural gas;

•	Transmissora Aliança de Energia Elétrica S.A. (“TAESA”) – jointly-controlled entity, with ownership of 36,97% of the voting share and 21,68% of the total stock: construction, operation and maintenance of energy transmission facilities in 18 states of Brazil;

•	Light S.A. (“Light”) – Jointly-controlled entity, with a direct holding of 26.06% and an indirect holding of 22.8% of total share, totaling 48.86%: energy generation, transmission, trading and distribution, and other related services; direct or indirect holding of interests in companies operating in these areas;

•	Renova Energia S.A. (“Renova”) – jointly-controlled entity, with direct ownership of 36,23% of the total capital and 45,83% of the voting share. Listed company operating in development, construction and operation of plants generating power from renewable sources—wind power, small hydroelectrical plants (SHPs), and solar energy; sales and trading of energy, and related activities. Renova owns Latin America’s largest wind complex, in the central region of the state of Bahia;

•	Aliança Geração de Energia S.A. (“Aliança”) – jointly-controlled entity, with direct ownership of 45% of the voting and total share. Aliança is privately owned and operates as a platform for consolidation of generation assets and investments in future generation projects.

Long-Term Strategic Plan

Our vision and goal to consolidate our position as the largest group in the Brazilian energy sector in this decade, with a presence in the natural gas industry, and becoming a world leader in sustainability, admired by clients and recognized for our strength and performance was undergoing a review process.

The ongoing review signals an ambition to be a leader in the electric power industry in sustainable value creation through increased productivity and healthy growth by 2020.

In order to pursue our ambition and to follow our Long Term Strategic Plan, we have the following goals:

•	Strive to be a national leader in the markets we operate;

•	Strive for operational efficiency in asset management;

•	Be one of the most attractive companies for investors;

•	Be a benchmark in corporate management and governance;

•	Be innovative in the search for technological solutions for our business; and

•	Be a benchmark in social, economic and environmental sustainability.

Capital Expenditures

Capital expenditures for the years ended December 31, 2017, 2016 and 2015 in millions of reais, were as follows:

	Year ended December 31,
	2017	2016	2015
Distribution network	1,083	1,460	885
Power Generation (1)	308	3,133	577
Transmission network (2)	25	54	146
Others	104	219	105

Total capital expenditures (3)	1,520	4,866	1,713

(1)	Includes additions in generation financial assets in the amount of R$ 2,217 million in 2016.
(2)	Includes additions in transmission financial assets in the amount of R$25 million and R$54 million in 2017 and 2016.
(3)	The capital expenditures are presented in our Consolidated Statement of Cash Flow on account lines related to Financial Assets, Acquisition of equity investees, capital increase on investees, PP&E, acquisition of subsidiaries – Gasmig and intangible assets.

In 2018, we plan to make capital investments in relation to our fixed assets in the amount of approximately R$ 1,226 million, corresponding to our basic program (programs with tariff coverage). We expect to allocate these expenditures primarily to the expansion of our distribution system. We will also allocate R$ 167million for injection of capital into subsidiaries in 2018, to meet specific capital needs.

The amounts planned for 2018 do not include investments in acquisitions, and other projects, that are not remunerated by the concession-granting power – which are not recognized in the calculations of tariffs made by ANEEL.

We expect to fund our capital expenditures in 2018 mainly from the cash flow from operations and, to a lesser extent, through financing. We expect to finance our expansion and projects from commercial bank loans through debt rollover and from the issuance of promissory notes and debentures in the local market.

Business Overview

General

Our business involves the generation, transmission, distribution and sale of energy, gas distribution, telecommunications and to provide of energy solutions.

CEMIG

We are engaged in transactions to buy and sell energy through our subsidiaries. The total volume of energy resourced in December 31, 2017 was 82,479GWH or 2.1 % more than in 2016 and in 2016 was 80,774 GWH or 3.6 % less than in 2015. The amount of energy produced by us in 2017 was 6,606 GWh or 30.0% less than the 9,461 GWh produced in 2016, which was 35% less than 2015. The amount of energy purchased by us in 2017 was 75,873 GWh or 6.4% less more than the 71,313 GWh purchased in 2016, which was 3 % more than in 2015. These figures include 6,230 GWh purchased from Itaipu in 2017 and 5,921 GWh in 2016, and through the Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) and from other companies, we purchased 69,632 GWh in 2017and 65,392 GWh in 2016.

The energy traded in 2017 totaled 82,479 GWh, an amount 2.1% higher than 2016. 49.0% of that volume (40,146GWh) was traded to final customers, both captive and free.

Total losses of energy in the core and distribution networks in 2017 totaled 7,121GWh, which corresponds to 9.0% of total resources, and 5.9% more than the 6,723 GWh loss in 2016.

The table below shows the breakdown of resources and power requirements by CEMIG traded in the last three years:

CEMIG’S ELECTRIC ENERGY BALANCE

(GWh)	2017	2016	2015
	(in GWh)
RESOURCES	82,479	80,774	83,750
Energy generated by CEMIG	5,708	8,852	14,068
Energy generated by Sá Carvalho	214	238	207
Energy generated by Horizontes	64	69	62
Energy generated by CEMIG PCH	94	94.2	63.2
Energy generated by Rosal Energia	128	134	97
Energy generated by SPE	398	—	—
Energy bought from Itaipu	6,230	5,921	6,190
Energy bought from CCEE and other companies	69,643	65,392	62,896
REQUIREMENTS	82,479	80,744	83,750
Energy delivered to final customers	40,147	45,322	48,710
Energy delivered to auto-producers	—	—	10
Energy delivered by Ipatinga	—	—	—
Energy delivered by Barreiro	—	8	63
Energy delivered by Cachoeirao	—	133	131
Energy delivered by Sá Carvalho	461	473	472
Energy delivered by Horizontes	79	76	76
Energy delivered by CEMIG PCH	65	82	82
Energy delivered by Rosal Energia	213	202	201
Energy delivered by SPEs	788
Energy delivered to the CCEE and other companies	33,605	27,754	27,543
Losses (1)	7,121	6,723	6,461

(1)	Discounting the losses attributed to generation (124 GWh in 2017) and the internal consumption of the generating plants.

Generation

The electric power generation business consists of the generation of energy through the use of renewable energy sources (water, wind, sun and biomass), or non-renewable sources (fossil and nuclear fuels).

According to ANEEL, as of December 31, 2017, we were the fourth largest energy generation group in Brazil, by total installed capacity. As of that date, we were generating energy at over 80 hydroelectrical plants (small hydroelectric power plants (“PCH”) and hydroelectric power plants (“UHE”), thermoelectric plants, wind and solar plants, with total installed capacity of over 5,600 MW, with plants present in 10 states of Brazil. The vast majority of our capacity is generated at hydroelectrical plants (96.0% of installed capacity), with the remaining being generated by thermal and wind plants. Our top five power plants accounted for over 57.4% of our installed energy generation capacity in 2017 are:

Rank (Installed Capacity)	Generation Power Plant	CEMIG Group Company Holding Stake	Restricted / Unrestricted Group in This Offering	Installed Capacity (MW)	Start of Comm. Operations	Expiration of Concession or Authorization	Type of Power Plant	CEMIG´s Stake
1	Emborcação	CEMIG GT	Restricted	1,192.0	1982	23/07/2025	UHE	100%
2	Santo Antônio	SAESA	Unrestricted	646.9	2012	12/06/2043	UHE	18.13%
3	Nova Ponte	CEMIG GT	Restricted	510.0	1994	23/07/2025	UHE	100%
4	Belo Monte	Norte Energia	Unrestricted	497.97	2016	26/08/2045	UHE	12.77%
5	Irapé	CEMIG GT	Restricted	399.0	2006	28/02/2035	UHE	100%
	Sub-Total: Top 5			3,245.87
	Total (All Plants):			5,650.53

Transmission

The transmission business consists of transporting energy power from the facilities where it is generated to points of consumption, distribution networks and free customers (which are customers with demand equal to or greater than 3 MW, or customers with demand equal to or greater than 500 kW from alternative energy sources, such as wind, biomass or small hydroelectrical plants). Its revenue depends directly on the availability of its assets. The transmission network comprises energy transmission lines and substations with voltage of 230kV or more, and is part of the Brazilian Grid regulated by ANEEL and operated by the ONS. See “The Brazilian Power Industry.” On December 31, 2017, CEMIG GT and other CEMIG transmission networks had approximately 4,150miles of lines, as follows:

Classification	CEMIG GT	Other CEMIG Group Companies (proportional to CEMIG’s stake in the relevant concession)
> 525kv Lines	—	59 miles
500kv Lines	1,355 miles	674 miles
440kv Lines	—	68 miles
345kv Lines	1,231 miles	31 miles
230kv Lines	478 miles	263 miles
220kv Lines	—	—
Total	3,064 miles	1,095 miles

Distribution

Within the CEMIG Group, energy distribution activities are conducted by a wholly owned subsidiary, CEMIG Distribution (“CEMIG D”), in addition to Light S.A. (“Light”), in which CEMIG has a 48.86% direct and indirect interest.

CEMIG D has four public service energy distribution concession contracts in the State of Minas Gerais, granting rights to the commercial operation of services related to the supply of energy to customers in the regulated market (Ambiente de Contratação Regulada-ACR, the “Regulated Market”) in municipalities in its concession area, including customers that may be eligible, under the legislation, to become customers in the free market (Ambiente de Contratação Livre-ACL, the “Free Market”).

CEMIG D’s concession area covers approximately 352,614 square miles, or 96.7% of the territory of the State of Minas Gerais. On December 31, 2017, CEMIG D’s energy system comprised 329,114 miles of distribution lines, through which it supplied 25,091 GWh to 8,346 million regulated customers and transported 17,738 GWh to 994 free customers that use our distribution networks. The total volume of energy distributed was 42,829 GWh, of which 44.4% was distributed to regulated and free industrial customers, 14.6% to regulated and free commercial customers, 23.4% to regulated residential customers, and 17.6% to other regulated customers.

Other Businesses

While our main business consists of the generation, transmission and distribution of energy, we also engage in the following businesses: (i) telecommunications; (ii) energy solutions consulting business for both Brazilian and international clients, through our subsidiary Efficientia S.A. (iii) exploitation of natural gas, through five consortia; (iv) sale and trading of energy, through structuring and intermediation of purchase and sale transactions, trading energy in the Free Market, through our wholly-owned subsidiaries CEMIG Trading S.A. and Empresa de Serviços de Comercialização de Energia Elétrica S.A. and CEMIG Comercializadora de Energia Incentivada S.A.; (v) acquisition, transport and distribution of gas and its subproducts and derivatives through Companhia de Gás de Minas Gerais (Gasmig); and (vi) technology systems and systems for operational management of public service concessions, including companies operating in energy, gas, water and sewerage and other utility companies, through Axxiom Soluções Tecnológicas S.A.

Revenue Sources

The following table illustrates the revenues attributable to each of our principal revenue sources, in millions of reais, for the periods indicated:

	Year ended December 31,
	2017	2016	2015
Energy sales to final customers	20,439	20,458	20,319
Revenue from wholesale supply to other concession holders	3,263	2,972	2,207
CVA (compensation for changes in ‘Portion A’ items ) and other financial components in tariff increases	988	(1,455)	1,704
Revenue from use of the energy distribution systems – TUSD	1,611	1,705	1,465
Revenue from use of the concession transmission system	371	312	261
Transmission indemnity revenues	373	751	101
Generation indemnity revenue	271
Adjustment to expectation of cash flow from the indemnifiable financial asset of the distribution concession	9	8	576
Revenue from financial adjusting of the Concession Grant Fee	317	300	—
Construction revenues	1,118	1,193	1,252
Transactions with energy on the CCEE	860	161	2,425
Supply of gas	1,759	1,444	1,667
Other operating revenues	1,484	1,421	1,440
Deductions from revenue	(11,151)	(10,497)	(11,549)

Total net operating revenues	21,712	18,773	21,868

Power Generation and Trading

Overview

CEMIG’s top five power plants (excluding the São Simão, Jaguara, Miranda and Volta Grande power plants) accounted for over 57% of its installed energy generation capacity as of the date of the 2017 annual report.

On September 27, 2017, the Brazilian Federal Government auctioned to third parties the concessions of four of CEMIG’s top ten power plants (São Simão, Jaguara, Miranda and Volta Grande power plants) with a total capacity of 2,922 MW. The following table shows CEMIG’s top five power plants as of the date of this annual report:.

Rank (Installed Capacity)	Generation Power Plant	CEMIG Group Company Holding Stake	Restricted / Unrestricted Group in This Offering	Installed Capacity (MW)(1)	Start of Comm. Operations	Expiration of Concession or Authorization	Type of Power Plant	CEMIG´s Equity Stake
1	Emborcação	CEMIG GT	Restricted	1,192.0	1982	7/23/2025	UHE	100%
2	Santo Antônio	SAESA	Unrestricted	646.9	2012	6/12/2043	UHE	18%
3	Nova Ponte	CEMIG GT	Restricted	510.0	1994	7/23/2025	UHE	100%
4	Belo Monte	Norte Energia	Unrestricted	497.97	2016	8/26/2045	UHE	13%
5	Irapé	CEMIG GT	Restricted	399.0	2006	2/28/2035	UHE	100%

CEMIG’s market consists of sales of energy to:

(i)	Regulated customers in CEMIG’s concession area in the State of Minas Gerais;

(ii)	Free customers both in the State of Minas Gerais and other States of Brazil, through the Free Market;

(iii)	Other agents of the energy sector – traders, generators and independent power producers, also in the Free Market;

(iv)	Distributors in the Regulated Market; and

(v)	CCEE (eliminating transactions between companies of the CEMIG Group).

The following charts show the breakdown of CEMIG GT’s energy commercialization and energy sources and breakdown of energy sales for the periods shown:

The total volume of transactions in energy in 2017 was 82,479 GWh, an increase of 2.1% in comparison to the 80,774 GWh in 2016.

Generation Assets

As noted above, on September 27, 2017, the Brazilian Federal Government auctioned to third parties the concessions of four of CEMIG’s power plants with a total capacity of 2,922 MW: São Simão, Jaguara, Miranda and Volta Grande. As a result, as of the date of this annual report, the subsidiaries and jointly-controlled subsidiaries of CEMIG Holding operated more than 80 plants, totaling 5,650 MW (exluding the São Simão, Jaguara, Miranda and Volta Grande power plants).

We have incorporated subsidiaries in the State of Minas Gerais and other states in Brazil to operate certain of our generation facilities and to hold the related concessions.

The following are companies in which CEMIG Holding GT owns 100% of the equity: Geração Camargos S.A., CEMIG Geração Itutinga S.A., CEMIG Geração Leste S.A., CEMIG Geração Oeste S.A., CEMIG Geração Salto Grande S.A., CEMIG Geração Sul S.A. and CEMIG Geração Três Marias S.A.. There companies were incorporated by CEMIG GT in 2016 to hold the concession contracts for 18 hydroelectrical plants won in the auction the year before. The total installed generation capacity secured to CEMIG GT’s portfolio was 699 MW.

The generation companies in which CEMIG GT has jointly control are:

•	Aliança Geração de Energia S.A. (45%) – Platform of growth and consolidation of generation assets held by CEMIG GT and Vale (55%). The assets involved in the formation of the Aliança include the Aimorés and Funil hydroelectrical plants and the following generation consortia: Porto Estrela, Igarapava, Capim Branco and Candonga. In addition to the hydroelectrical plants in operation, there are four wind plants, which will compose the Complexo Eólico Santo Inácio in northeastern Brazil, in implementation phase. The company has installed hydro capacity of 1,158 MW in operation, among other generation projects, and will be responsible for investments in future projects of energy generation.

•	Aliança Norte Energia Participações S.A. (49.9%) – Together with Vale (50.1%), the company holds participation of 9% of Norte Energia S.A., corresponding to an indirect equity interest of 4.41% and representing an installed capacity of 495 MW.

•	Amazônia Energia Participações S.A. (49% of voting share, 74.5% of total capital) – Owned jointly with Light (25.5%), holds 9.77% of Norte Energia S.A., holder of the concession to operate the Belo Monte hydroelectrical plant, on the Xingu river, in the State of Pará, representing an installed capacity of 818 MW directly held by CEMIG GT.

•	Renova (45.83% of voting share, 36.23% of total capital) – This company is the group’s vehicle for growth in generation from alternative generation and the group’s Small Hydroelectrical Plants (SHPs). At the end of 2017 Renova had generation supply contracts totaling 622,8 MW of generation capacity, of which 190,2 MW were already in commercial operation. CEMIG also has an indirect interest in Renova through Light (21.72% of voting share, 17.17% of total capital).

•	Baguari Energia S.A. (69.39%) – The company operates the Baguari Hydroelectrical Plant through the Baguari Hydro Plant Consortium, together with Furnas Centrais Elétricas S.A. (30.61%). Baguari Energia S.A. owns 49% of the plant in partnership with Neoenergia, which owns the remaining 51%, through Baguari I Geração de Energia Elétrica.

•	Retiro Baixo Energética S.A. (49.9%) – Holds the concession for the operation of the hydroelectrical power plant Retiro Baixo, located in the lower course of the Paraopeba River in the State of Minas Gerais, which has installed capacity of 82 MW and assured energy of 38.5 MW.

•	Hidrelétrica Cachoeirão S.A. (49%) – An independent power producer operating the Cachoeirão SHP, located at Pocrane, in the State of Minas Gerais. The other 51% is held by Santa Maria Energética.

•	Hidrelétrica Pipoca S.A. (49%) – An independent power producer that built and operates the Pipoca SHP, on the Manhuaçu River, in the municipalities of Caratinga and Ipanema, in the State of Minas Gerais. The other 51% is held by Asteri Energia S.A.

•	Lightger S.A. (49%) – Independent power producer, formed to build and operate the Paracambi SHP (or PCH), on the Ribeirão das Lages river in the county of Paracambi, in the state of Rio de Janeiro. The remaining 51% shareholding is owned by Light.

•	Madeira Energia S.A (“MESA”) (10%) – MESA owns 100% of Santo Antônio Energia S.A., hydroelectric plant in the Madeira River in the state of Rondônia. CEMIG GT´s indirect holding in MESA amounts to 8.13% and takes place through the following companies: SAAG, FIP Melbourne (31.94%), Parma (56.75%) and FIP Malbec (49.92%).

•	Central Eólica Praias de Parajuru S.A. (49%) – A beach-located wind plantat Beberibe, in the state of Ceará, in Northern Brazil. The other 51% is held by Energimp S.A..

•	Central Eólica Praias do Morgado S.A. (49%) – Also located on a Northern Brazilian beach, this wind plant is at Acaraú, in Ceará state. The other 51% is held by Energimp S.A.

•	Central Eólica Volta do Rio S.A. (49%) – This is the third of a group of three beach-located wind plants in Ceará, and is also in the municipality of Acaraú. The other 51% is held by Energimp S.A..

CEMIG Holding also has equity interests in jointly-controlled entities that operate generation assets. These include:

•	Light (26.06%) – Owns 25.5% of Amazônia Energia Participações S.A, 51% of Lightger S.A., 100% of Itaocara Energia Ltda. Light Energia has investments in several jointly-controlled entities – for example 51% of Guanhães Energia S.A.; 21.72% of the voting share and 17.17% of the total share, of Renova; and 100% of Lajes Energia S.A., São Judas Tadeu and Fontainha. Light has a total installed generation capacity of 1013 MW, and an assured energy of 684 average MW, including proportional stake in associates.

In addition, CEMIG GT has the following interests in consortium, as of December 31, 2017:

•	Queimado Hydroelectrical Power Plant – We hold an 82.5% interest in this enterprise and our partner in this project is CEB Participações S.A. (“CEBPar”), a subsidiary of Companhia Energética de Brasília (“CEB”), a state-controlled energy company, which owns 17.5% equity interest in the plant.

CEMIG GT has jointly control in the following company with plants under construction:

•	Guanhães Energia S.A. (49%) – This company owns 100% of PCH Dores de Guanhães S.A., PCH Senhora do Porto S.A., PCH Jacaré S.A. and PCH Fortuna II S.A. These companies are responsible for construction and commercial operation of four SHPs. Light owns the remaining 51% equity interest in Guanhães Energia S.A..

•	Usina Hidrelétrica Itaocara S.A. (49%) – Independent power producer, formed to build and operate the Itaocara I hydroelectrical plant. Itaocara Energy Ltd. (100% owned by Light) owns the remaining 51%. On July 5, 2016, the concession contract (Concession Contract No. 01/2015) of Itaocara I hydroelectrical plant was transferred from the Consortium UHE Itaocara to Usina Hidrelétrica Itaocara S.A..

The following are other companies in which CEMIG Holding owns 100% of the equity:

•	CEMIG PCH S.A. – Independent power producer, operating the Pai Joaquim small hydroelectrical power plant.

•	Horizontes Energia S.A. – An independent power producer, operating the Machado Mineiro and Salto do Paraopeba SHPs in Minas Gerais; and the Salto do Voltão and Salto do Passo Velho hydroelectrical plants, in the state of Santa Catarina.

•	Rosal Energia S.A. – Concession holder operating the Rosal hydro plant, on the border between the States of Rio de Janeiro and Espírito Santo.

•	Sá Carvalho S.A.– Production and sale of energy, as a public energy service concession holder, through the Sá Carvalho hydroelectrical power plant.

•	Barreiro S.A. Thermal Power Plant – An independent power producer which operated the 12.9 MW Barreiro thermoelectric plant, on the premises of the metal products company V&M do Brasil S.A. (“Vallourec & Mannesmann”), in Belo Horizonte, Minas Gerais. UTE Barreiro ended its production of energy in the second semester of 2016 and, by the end of the year, it was sold to Vallourec & Mannesmann.

Wind Farms

Wind farms have become one of the most promising power generation sources in Brazil. In addition to their low environmental impact, this source of energy is completely renewable and widely available in Brazil, according to numerous studies of potential wind power. Its rapid technical development over recent decades has successfully reduced costs per MWh in comparison to other power generation sources. CEMIG has monitored and observed the rapid evolution of wind energy and its inclusion in the range of Brazilian energy supply sources.

CEMIG GT has joint participation in the following companies with wind farms investments:

•	Central Eólica Praia do Morgado S.A., Central Eólica Praia de Parajuru S.A and Central Eólica Volta do Rio (49%)—Wind farms located in the State of Ceará with a total installed capacity of 99.6 MW.

•	Renova (45.83% of voting share and 36.23% of total capital) –CEMIG Holding also has indirect participation in Renova through Light which has 21.72% of voting share and 17.17% of total capital.

•	Aliança Geração de Energia S.A. (45%) – Four wind farms, which compose the Santo Inácio Wind Project. The project, located at Icapuí, in the State of Ceará, has started its commercial operation in December of 2017 and have an installed capacity of 98.7 MW.

Expansion of Generation Capacity

We are involved in the construction of hydroelectrical plants – Belo Monte and 4 SHPs: Dores de Guanhães, Senhora do Porto, Fortuna II and Jacaré. These plants will increase our total installed hydroelectrical generation capacity by 821,4MW (proportional stake) over the coming six years.

Guanhães Projetct: Guanhães Energia S.A. is a jointly-controlled company, with Light Energia owning the remaining 51%, which has four wholly-owned subsidiaries – PCH Dores de Guanhães S.A., PCH Senhora do Porto S.A., PCH Jacaré S.A. and PCH Fortuna II S.A.. Guanhães Energia S.A. is engaged in construction and commercial operation of these four SHPs. Three of them – Dores de Guanhães, Senhora do Porto and Jacaré – are in the municipality of Dores de Guanhães; and one, Fortuna II, is in the municipalities of Virginópolis and Guanhães, all in the State of Minas Gerais. They will have an aggregate installed capacity of 44 MW.    Construction was halted on December 2015 due to delays in implementantion of the project which resulted in the termination of the contract with the construction consortium. In November 2017, the construction was resumed, with the first generation unit expected to start operating on May 2018 and the last one on February 2019. As of December 31, 2017 CEMIG GT had subscribed capital totaling R$189 million in the project, in proportion to its 49% interest in this enterprise.

Belo Monte Project: Norte Energia S.A. (NESA) is a special-purpose company which holds the concession to build, operate and maintain the Belo Monte hydroelectrical plant, located on the Xingu River, in the Amazon Region, in the North of Brazil. Cemig GT has an indirect interest in NESA of 11.74% through Amazônia Energia S.A. and Aliança Norte Energia Participações S.A., shareholders of Norte Energia S.A.. NESA will still require significant funds to complete the electromechanical assembly of the remaining 10 generation units, in addition to funds to cover organizational, development and pre-operational costs for the completion of the plant. According to estimates, these costs will be repayed by revenues from future operations. When fully completed—scheduled for 2020, it will have a total capacity of 11,233 MW and will be one of the largest hydroelectrical power plants in the world.

In addition, in January 2017, Madeira Energia S.A. (MESA) announced that Santo Antonio Hydroeletrict Plant has become fully operational. MESA is a privately held company, created to construct and operate the Santo Antônio Hydroelectrical Plant on the Madeira River in the municipality of Porto Velho, Rondônia. The plant began operating in March 2012. CEMIG GT owns 10% of MESA, and has an indirect ownership of 8.13%. On December 31, 2017 the total value of the fixed net assets representing the proportion of CEMIG GT’s holdings in this indirectly-held subsidiary was R$ 3,785 million. At the end of 2017 the Santo Antônio plant had 50 rotors in operation, representing capacity to generate approximately 3,568 MW.

Also, on April 30, 2015 the Consortium UHE Itaocara (“Consortium”), in which CEMIG GT has 49% and Itaocara Energia Ltda., a SPC owned by Light, has 51%, won the concession of Itaocara I, a 150-MW hydroelectrical plant, to be constructed on the Paraíba do Sul River, between the municipalities of Itaocara and Aperibé, in the State of Rio de Janeiro. The energy of this power plant is to be delivered on January 1, 2020 and the concession period is 35 years. On July 5, 2016, ANEEL transferred the concession of Itaocara I power plant from the Consortium to Usina Hidrelétrica Itaocara S.A., a special purpose company held by CEMIG GT (49%) and Itaocara Energia Ltda (51%). Due to the worsening of Brazilian macroeconomic conditions in recent years, construction has not started yet and the project is currently being reevaluated.

Transmission

Overview

The transmission business consists of the transfer of energy from generation power plants to customers directly connected to the basic transmission grid, free customers and distribution companies. The transmission system comprises transmission lines and step-down substations with voltages ranging from 230 kV to 500 kV.

All the basic transmission grid users, including generators, distributors, free customers, and others, execute contracts for the use of the transmission system – CUST with the ONS, and make payments to the transmission companies for making available the use of their basic transmission grid equipment. See “The Brazilian Power Industry” and “Item 5. Operating and Financial Review and Prospects.”

The following tables give operating information on our transmission capacity for the dates indicated:

	Circuit Length of Transmission Lines in Miles
	As of December 31,
Voltage of Transmission Lines	2017	2016	2015
500 kV	1,355	1,355	1,355
345 kV	1,231	1,228	1,228
230 kV	478	478	478

Total	3,064	3,061	3,061

	Transformation Capacity (1) of Transmission Substations
	As of December 31,
Substations	2017	2016	2015
Number of transmission substations (2)	38	37	37
MVA	17,615	17,573	17,168

(1)	Transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.
(2)	Shared substations are not included.

The tables below show operational information on the transmission capacity of the joint venture (subsidiaries and affiliates transmission CEMIG), proportional to the equity interest held by the CEMIG Group in each case, on the dates indicated:

	Transmission Network Extension in Miles
	As of December 31,
Voltage of Transmission Lines	2017	2016	2015
>525 kV	59	86	117
500 kV	674	856	1,289
440 kV	68	98	136
345 kV	31	66	67
230 kV	263	486	518
220 kV	—	—	62

Total	1,095	1,592	2,189

Subsidiaries and Affiliates of CEMIG – Transmission
Company	Number of transmission substations
TAESA	40 (7 private and shared 33)
ATE III	4 (1 private and shared 3)
EATE	5 (1 private and shared 4)
Lumitrans	2 shared
EBTE	7 (2 private and shared 5)
ERTE	3 (1 private and shared 2)
STC	4 (2 private and shared 2)
ENTE	3 shared
ECTE	2 shared
ETSE	2 private
ETEP	2 shared
ESDE	1 private
São Gotardo	1 shared
Brasnorte	4 (2 private and shared 2)
ETAU	4 (2 private and shared 2)
Transleste	2 (1 private and shared 1)
Transirapé	2 (1 private and shared 1)
Transudeste	2 shared
Centroeste	2 shared

Transmission assets

LT2 345 kV The Furnas–Pimenta Transmission Line (Companhia de Transmissão Centroeste de Minas) – In September 2004, a consortium formed by Furnas and CEMIG, holding 49% and 51%, respectively, won the bid for the concession of the Furnas–Pimenta transmission line. As required by the tender rules, the partners formed a company, Companhia de Transmissão Centroeste de Minas S.A., which is responsible for the construction and operation of the transmission line. This 345-kV transmission line extending for approximately 39 miles, connects the substation of the Furnas hydroelectrical plant to a substation at Pimenta, a city in the Center-West region of Minas Gerais. It began commercial operation in March 2010 and the concession expires in March 2035.

Transmissora Aliança de Energia Elétrica S.A. – TAESA is a private company jointly controlled by CEMIG, which holds 36,97% of the voting capital and 21,68% of the total capital of TAESA, and by Coliseu (22%), a private investment fund. TAESA has led CEMIG’s growth vector in the transmission segment, dedicated to the construction, operation and maintenance of transmission lines in all regions of the country. In 2013, TAESA incorporated several companies into the group, in which it had 100% interest and where the merger would provide economic gains and simplify the shareholding structure.

This table shows the percentage holdings in the transmission companies as of December 31, 2017:

Subsidiary and affiliate transmission companies	% equity interest(Direct and Indirect)
	CEMIG	TAESA
TAESA	21.68	—
ATE III	21.68	100.00
EATE	10.84	49.98
Lumitrans	8.67	39.98
EBTE	16.15	74.49
ERTE	10.84	49.99
STC	8.67	39.98
ENTE	10.84	49.99
ECTE	4.14	19.09
ETSE	4.14	19.09
ETEP	10.84	49.98
ESDE	10.84	49.98
São Gotardo	21.68	100.00
Brasnorte	8.38	38.66
ETAU	11.40	52.58
Mariana	21.68	100
Transleste	6.50	30.00
Transirapé	6.40	29.50
Transudeste	6.29	29.00
Centroeste	51.00	—
Miracema	21.68	100.00
Janaúba	21.68	100.00
Aimorés	10.84	50.00
Paraguaçu	10.84	50.00

The Itabirito 2–Vespasiano 2 Transmission Line – TAESA was awarded this concession (Lot ‘A’) at ANEEL Auction No. 013/2013 in December 2013 – to build, operate and maintain the 52-mile, 500-kV Itabirito 2–Vespasiano 2 transmission line, in Minas Gerais. Annual Permitted Revenue (RAP) is R$11 million. The project construction is scheduled for completion in 2018.

In April 2017, TAESA, as part of the Consortium Columbia (50% Taesa – 50% CTEEP), was the winning bidder of Branch 1 in Auction 005/2016 of Public Power Transmission Lines auction promoted by ANEEL. Branch 1 comprises 600 dual circuit kms totaling 1200 kms in Parana State. ANEEL granted TAESA the right to explore the concessions for 30 years. RAP is R$ 267.3 million.

Distribution and Purchase of Electric Power

Overview

Our distribution operation consists of transfers of energy from distribution substations to final customers. Our distribution network comprises a widespread network of overhead and underground lines and substations with voltages lower than 230 kV. We supply energy to small industrial customers, at the higher end of the voltage range, and to residential and commercial customers at the lower end of the range.

In 2017, we invested approximately R$983 million in the construction and acquisition of the property, plant and equipment needed to expand and to increase the capacity of our distribution system.

The following tables provide certain operating information pertaining to our distribution system, on the dates indicated:

	Circuit length of distribution lines in miles – High voltage(from distribution substations to final customers)
	As of December 31,
Voltage of distribution lines	2017	2016	2015
161 kV	30.12	28.84	28.84
138 kV	7,879.51	7,635.47	7,138.14
69 kV	2,228.23	2,250.22	2,218.76
34.5 kV + Others	606.59	522.13	511.67

Total	10,744.45	10,436.66	9,897.40

	Circuit length of distribution lines in miles – Medium and low voltage (from distribution substations to final customers)
	As of December 31,
Voltage of distribution network	2017	2016	2015
Overhead urban distribution lines	65,734.68	61,969.21	59,834.20
Underground urban distribution lines	1,530.63	1,351.94	750.30
Overhead rural distribution lines	251,925.70	241,325.01	237,223.60

Total	319,191.01	304,646.16	297,818.10

	Step-down transformation capacity (1) of distribution substations
	As of December 31,
	2017	2016	2015
Number of substations	404	393	388
MVA	10,585.91	10,279.18	10,099.18

(1)	Step-down transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.

Expansion of Distribution Capacity

Our distribution expansion plan for the next five years is based on projections of market growth. In the next five years, we anticipate an increase of approximately 942,000 new urban customers and approximately 35,000 rural customers. In order to accommodate this growth, we expect that we will need to add 230,785 medium-voltage poles, 1,292 miles of distribution lines and 53 step-down substations, adding 1,076 MVA to our distribution network.

Purchase of Electric Power

During the year ended December 31, 2017, we purchased 6,230 GWh of energy from Itaipu, which represented approximately 16% of the energy we sold to final users, and 632 GWh (1.6%) of energy from PROINFA. We also purchased 1,076 GWh under Nuclear Energy Quota Contracts (Contratos de Cotas de Energia Nuclear, or “CCENs”) (2.7%) and 8,242 GWh of energy under Assured Energy Quota Contracts (Contratos de Cota de Garantia Física, or “CCGFs”) (21%). In addition to this compulsory purchase, we have two other types of supply arrangements: (i) purchases through public auctions, which accounted for approximately 21% of the energy purchased for resale during the year ended December 31, 2017; and (ii) long-term agreements existing prior to the New Industry Model Law, which represented approximately 2% of the energy purchased in 2017.

Itaipu — Itaipu is one of the largest operational hydroelectrical plants in the world, with an installed capacity of 14,000 MW. Centrais Elétricas Brasileiras S.A., or Eletrobrás, a holding company controlled by the Federal Government, owns a 50% interest in Itaipu, while the remaining 50% is owned by the government of Paraguay. Brazil, pursuant to its 1973 treaty with Paraguay, has the option to purchase all of the energy generated by Itaipu that is not consumed by Paraguay. Brazil generally purchases more than 95% of the energy generated by Itaipu.

We are one of the power distribution companies operating in the south, southeast and west-central regions of Brazil that are jointly required to purchase all of Brazil’s portion of the energy generated by Itaipu, in accordance with the Law No. 5,899/1973. The Federal Government allocates Brazil’s portion of Itaipu’s power among these energy companies in amounts proportionate to their respective historical market share of total energy sales. ANEEL enacted Resolution 2,012/2015 which set 9.82% as the percentage of Itaipu’s power production bestowed upon CCEE that CEMIG D would have to purchase in 2016. For 2017, Resolution No. 2,178/2016 set it at 10.39% and for 2018, it was set at 10.09% These rates are fixed to defray Itaipu’s operating expenses and payments of principal and interest on Itaipu’s dollar-denominated borrowings and the cost in reais of transmitting such power to the Brazilian grid. These rates are above the national average for bulk supply of power and are calculated in U.S. dollars. Therefore, fluctuations in the U.S. dollar/real exchange rate affect the cost, in real terms, of energy we are required to purchase from Itaipu. Historically, we have been able to recover the cost of such energy by charging supply rates to customers. According to our concession contract, increases in the supply rates may be transferred to the final customer upon approval by ANEEL.

Since 2007, ANEEL publishes at the end of each year the amount of energy to be purchased from Itaipu by each of the electric power distribution companies for the following year, as guidance for the five subsequent years. Based on this, the distribution companies can estimate their remaining energy needs in advance of the next public auctions.

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

Auction Contracts: We have purchased energy in public auctions on the CCEE. These contracts are formalized between CEMIG and the various vendors in accordance with the terms and conditions in the invitation to bid. The following table gives the amounts of energy contracted, and average original tariff and prices related to the CCEAR contracts for energy acquired by CEMIG. See “The Brazilian Power Industry” for more information on CCEEs and CCEARs.

Average Tariff (R$/MWh)	Energy Contracted (MW—average per year)	Term of the Contract
138.85	61.23	2010 to 2039
134.67	431.17	2010 to 2039
120.86	24.71	2010 to 2024
137.44	23.24	2010 to 2024
128.42	63.89	2010 to 2024
129.14	56.57	2011 to 2040
128.37	126.34	2011 to 2025
78.87	122.83	2011 to 2025
77.97	457.75	2012 to 2041
102.00	52.76	2012 to 2026
80.10	336.40	2012 to 2041
262.00	27.00	2015 to 2044
270.81	69.03	2014 to 2044

Average Tariff (R$/MWh)	Energy Contracted (MW—average per year)	Term of the Contract
99.48	46.80	2014 to 2033
67.31	136.73	2015 to 2044
129.70	25.09	2015 to 2044
121	15.68	2016 to 2035
133.29	32.13	2018 to 2047
117.51	16.27	2018 to 2037
135.58	19.30	2018 to 2047
96.28	16.41	2018 to 2037
119.03	2.62	2018 to 2042
121.00	15.68	2017 to 2046
129.96	32.13	2017 to 2036
161.89	3.20	2019 to 2048
205.19	311.11	2019 to 2043
136.00	56.06	2019 to 2038
183.66	4.94	2020 to 2049
278.46	23.21	2020 to 2044
205.01	0.535	2018 to 2047
212.75	0.701	2018 to 2037
181.14	3.843	2018 to 2037
219.20	6.81	2023 to 2052
168.35	188.51	2023 to 2046
108.28	66.08	2023 to 2042
138.85	61.23	2010 to 2039
134.67	431.17	2010 to 2039
120.86	24.71	2010 to 2024
137.44	23.24	2010 to 2024
128.42	63.89	2010 to 2024
129.14	56.57	2011 to 2040

“Bilateral Contracts” — CEMIG D entered into ‘bilateral contracts’ with various suppliers prior to the enactment of the New Industry Model Law in 2004. Such agreements are valid under their original terms but cannot be renewed. During the year ending December 31, 2017 CEMIG D didn’t enter into new contracts.

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

In July 1995, the State Government granted Gasmig an exclusive 30-year concession (as from January 1993) for distribution of piped gas covering the entire State of Minas Gerais and customers located within it. On December 26, 2014, the Second Amendment to the Concession Contract was signed. This document extended Gasmig’s concession for commercial operation of piped gas services for industrial, commercial, institutional and residential use in the State of Minas Gerais for 30 years. As a result, the expiration of this concession was extended from January 10, 2023, to January 10, 2053.

Gasmig’s marketing efforts focus on its ability to provide a more economically efficient and environmentally friendly alternative to oil products, like diesel and liquefied petroleum gas (“LPG”), wood, wood products and charcoal. In 2017, Gasmig supplied approximately 3.6 million cubic meters of natural gas per day to 31,355 customers in thirty five cities: 105 large and medium-sized industrial plants, 591 small industrial plants and commercial customers, 44 retail distribution stations supplying vehicle natural gas (“VNG”) to vehicles, two fired power generation plants, four co-generation projects, four distributors of compressed natural gas (“CNG”), and 30,605 homes. In 2017, Gasmig distributed approximately 5.5% of all natural gas distributed in Brazil.

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

For distribution to the market other than thermoelectric energy generation, Gasmig has an Additional Supply Contract (Contrato de Suprimento Adicional, or “CSA”) with Petrobras, signed on December 15, 2004, in effect until 2021 for 2.8 million m³/day. There was previously another gas supply contract for the non-thermoelectric market, referred to as the ‘Contrato Convencional’ (or “Contract Agreement”), signed on July 6, 1994, which was terminated in 2013. The remaining balance of quantity of gas paid for under that contract was received during the year 2014.

Gasmig has contracts of 1.6 million m³/day, in effect until 2022, to supply two thermal plants.

The tariffs consist of a full pass-through of the cost of the acquisition of the gas, plus the distribution cost (margin) and taxes.

Capital expenditures in 2015 and 2016, totaling R$118 million, were focused on expansion and densification of the existing networks, with a focus on serving the residential market. In 2017, capital expenditures totaled R$53.6 million and maintained a focus on serving the residential market, and 49 kilometers were added to our natural gas network.

Many energy-intensive industries, such as cement, steel, ferro-alloys and metallurgical plants, operate at significant volume in Minas Gerais. Gasmig’s principal strategy is expansion of its distribution network to cover the part of demand that has not yet been met. Gasmig dedicates efforts to development of new projects for expansion of its natural gas distribution system, to supply customers in other areas of Minas Gerais, especially those that are densely industrialized. The first phase of service to the Vale do Aço region was completed in 2006. Also in 2006, Gasmig began to provide service to the South of Minas Gerais region through a local network supplied with liquefied natural gas (“LNG”). In 2009, after Petrobras completed the gas pipelines that transport gas from Paulínia, State of São Paulo, to Jacutinga, State of Minas Gerais, the local networks were connected to the national gas transport network. In 2010, the second phase of providing service to the Vale do Aço region was completed.

In 2013, Gasmig began distributing natural gas to residential and small commercial customers in the municipalities of Nova Lima, Belo Horizonte and Poços de Caldas.

Through a structuring project in 2013, Gasmig began to serve the municipalities of Governador Valadares and Itabira, from a facility to supply compressed natural gas (“CNG”) in the municipality of Ipatinga. In 2014, Gasmig began to service the municipality of Pouso Alegre through another structured project supplied with LNG.

In 2017, Gasmig registered an expense acquisition of gas of R$1,070 million compared to an expense of R$877 million in 2016, an increase of 22.1%. This increase is a result of larger consumption of thermal plants and large industrial clients.

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

CEMIG has a stake in the following consortia:

•	Blocks SF-T-104 and SF-T-114 (São Francisco Basin): CEMIG (24.5%), Codemig (24.5%) and Imetame (51%);

•	Blocks SF-T-120 and SF-T-127 (São Francisco Basin): CEMIG (24.5%), Codemig (24.5%), Cemes (51%), being the last company formed by Imetame, Sipet and Orteng; and

•	Block REC-T-163 (Recôncavo Basin): CEMIG (24.5%), Codemig (24.5%) and Imetame (51%).

These consortia were included by Cemig as assets that are part of the Disinvestment Program, according to the Relevant Event announced by the Company on June 1st, 2017.

Telecommunications, Internet and Data Traffic

On January 12, 2018 meeting, Cemig’s Board of Directors decided to submit a proposal to an Extraordinary General Meeting of Shareholders that Cemig should merger its wholly-owned subsidiary Cemig Telecomunicações S.A. (“CEMIG Telecom”). The merger will provide gains from optimization of assets and synergies, and reduce financial, operational and administrative costs through concentration of existing administrative structures, while improving options for use of available funds.

An Extraordinary General Meeting of Shareholders of Cemig, and an Extraordinary General Meeting of Shareholders of Cemig Telecomunicações S.A., both held on February 28, 2018, have approved and authorized the signature of the Protocol of Merger and Justification establishing the terms and conditions governing merger of CemigTelecom by Cemig which was completed on March 31, 2018.

Since this is a merger of a wholly-owned subsidiary, there was no capital increase nor issuance of new shares by Cemig. The shares in the subsidiary were canceled, on the merger date, and the necessary accounting records made.

CEMIG Telecom offers an optical network for transport of telecommunications services in the State of Minas Gerais using CEMIG’s energy transmission and distribution infrastructure.

It was constituted on January 13, 1999, in partnership with AES Força Empreendimentos Ltda., a member of the AES Corporation Group, and at that time was named Empresa de Infovias S.A. Its purpose is to provide services in the area of telecommunications, through an integrated system comprising fiber optic cables, and electronic and associated equipment, for transmission, broadcasting and reception of symbols, characters, written signals, images, sound and information of any type, and also to provide telecoms services in the wholesale market, selling specialized circuits, to internet service providers and other telecommunications companies, data centers, broadband, corporate market, etc.

CEMIG Telecom’s core business is providing telecommunications services in the operator segment, and provide specialized services to the corporate market, providing network and Internet access connectivity solutions. It provides the largest optical network for telecommunications transport services in Minas Gerais, with a presence in more than 90 cities of the State. Also, in its expansion project, it makes optical network services available in the metropolitan regions of Salvador, Recife, Goiânia and Fortaleza, and has presence in the cities of São Paulo e Rio de Janeiro.

CEMIG Telecom has a strong internet structure with different internet traffic exits, and is connected to the largest PTTs or IXs (Internet Exchange) nationwide, exchanging traffic with various companies. It also has a direct connection via PNI (Private Network Interconnect) with Google, Facebook, Valve Software (Games) and Riot Games and hosts some Content Delivery Network (CDNs) within its structure. In addition, CEMIG Telecom has connectivity with the main cloud service providers in São Paulo to complete its telecommunications services range.

CEMIG Telecom has a 19.6% interest in the joint venture Ativas. Management and principal decisions are shared with an investor partner, governed by a shareholders’ agreement.

The corporate purpose of Ativas is to provide of Information and Communication Technology (“ITC”) infrastructure services. These comprise physical hosting of IT environments, database and site backup, storage, professional information security and availability services, ITC consultancy, connectivity and sale of access and Internet bandwidth. The construction of the data center, classified in category “Tier III” (by the Uptime Institute), to serve large and medium-sized corporations, was concluded in January 2011.

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

In 2017, a relevant project was concluded: the biomass-burning cogeneration plant at the company Bem Brasil in Araxá, Minas Gerais. This plant has a generation capacity of 7,500 kW and an output capacity of 54,000 MWh/yr. The construction cost of R$42 million, was financed by the Energy Eficiency Program of CEMIG D.

The photovoltaic solar generation projects developed by Efficientia are also characterized as investments in distributed generation. Photovoltaic generation systems were completed in the following clients in 2017:

•	Condominium Village I and Village II: development and implementation of a photovoltaic plant, for planned generation of 1,018 MWh/year; invested amounted R$ 6.1million and was completed in 2017.

•	Algar Telecom: development and implementation of one photovoltaic solar plant, for generation of 49.8 MWh / year; investment amounted R$ 875 thousand and was completed in 2017.

Sale and Trading of energy

We provide services related to the sale and trading of energy in the Brazilian energy sector, such as evaluation of scenarios, representation of customers in the CCEE, structuring and intermediating the energy purchase and sale transactions, and consultancy and advisory services, besides services related to the purchase and sale of energy in the Free Market through our wholly-owned subsidiary companies CEMIG Trading S.A., ESCEE Empresa de Serviços de Comercialização de Energia Elétrica S.A. (“ESCEE”) and CCEI CEMIG Comercializadora de Energia Incentivada S.A. (“CCEI”).

Energy Losses – CEMIG Holding

The total recorded by CEMIG as energy losses has two components: (i) an allocated portion of the losses arising in the National Grid; and (ii) the total of technical and non-technical losses (commercial losses) in the local distribution network of CEMIG D.

As presented on the table CEMIG’s Electric Energy Balance (on page 59), the total energy losses recorded by CEMIG in the year of 2017 was 7,121 GWh, an increase of 5.90% in comparison to 2016. The CCEE apportioned losses in the national grid totaling 508 GWh to CEMIG D. Other energy losses, totaling 6.613 GWh, include technical and non-technical losses in the local distribution system.

Technical losses were approximately 63.06% of the total losses related to CEMIG D for the year ended December 31, 2017. Losses in distribution are inevitable as a result of transport of energy and its transformation into different levels of voltage. We seek to minimize technical losses by rigorous and regular assessments of the operational conditions of the distribution facilities, and investment to expand distribution capacity, for the purpose of maintaining quality and reliable levels, thus reducing technical losses; we also operate the system in accordance with certain specific voltage levels, to reduce the level of losses. Technical losses are not strictly comparable: longer distribution distances (for example, in rural areas), naturally have higher technical loss levels.

Non-technical losses were approximately 36.95% of CEMIG D’s total energy losses in 2017 and it was caused by customer fraud, illegal connections to the distribution network, errors in metering and defects in meters. To minimize non-technical losses, preventive actions are taken regularly: customers’ meters and connections are inspected; meter readers are trained; metering systems are modernized; procedures for installation and inspection of meters are standardized; meters with quality control guarantees are installed; and the database of customers is updated.

The non-technical losses of different distribution companies can be partially comparable, taking into account the social complexities in the concession area and the effectiveness of efforts to prevent losses.

At the end of 2017, the indicators that measure the quality of supply by CEMIG D – (i)System Average Interruption Duration Index (“SAIDI”), expressed as a figure per customer, in hours per year; and (ii)System Average Interruption Frequency Index (“SAIFI”), also expressed as a customer-experienced average, were 10.83 and 5.43 respectively. In 2016, the figures with respect to CEMIG D for SAIDI and SAIFI were 11.73 and 5.63, respectively. At the end of 2017, the SAIDI and SAIFI for Light were 9.14 and 5.26, respectively, compared to 11.70 and 6.47 in 2016.

For the year ended December 31, 2017, Light’s total losses amounted to 8,004GWh, or 21.92% of the total load, a reduction of 4.2% compared December 31, 2016.

In 2016 the strategy for preventing non-technical losses (commercial losses) was remodeled. In the light of macroeconomic conditions and a new diagnosis of the causes and locations of the losses, activities were intensified in medium and high-income districts, through management measures aiming to recover and include larger volumes of energy per client, and reduce expense per megawatt-hour recovered. This expense was reduced in 2017 by 28.3% in comparison with 2016. Previously, loss remediation efforts were capex-intensive, and the areas with the highest rates indices were in districts and communities with lower income and higher rates of violent crime. The Company launched an advertising campaign against theft of energy, directed to the A, B and C income groups, on television, radio stations and outdoor billboards. This campaign offered fraudulent customers the opportunity to regularize their consumption with special terms. The internal channel was also reformulated to enable employees to report irregularities. One of the program’s principal actions was the Operations Groups, which concentrated on the ‘Possible Areas’ and on clients selected by Light’s Intelligence Center. These actions now take place more than once a week, and involve more than 700 professionals including field teams, legal staff and cooperation with the civil and military police.

Customers and Billing – CEMIG Holding

Customer base

The CEMIG Group sells energy through the companies CEMIG D, CEMIG GT and other wholly-owned subsidiaries – Horizontes Energia, Sá Carvalho, Termelétrica de Barreiro, CEMIG PCH, Rosal Energia, Cemig Geração Camargos, Cemig Geração Itutinga, Cemig Geração Salto Grande, Cemig Geração Três Marias, Cemig Geração Leste, Cemig Geração Oeste, Cemig Geração Sul.

This market comprises sales of energy to:

(i)	regulated customers in CEMIG’s concession area in the State of Minas Gerais;

(ii)	free customers both in the State of Minas Gerais and other states of Brazil, through the Free Market;

(iii)	other participants of the energy sector – traders, generators and independent power producers, also in the Free Market; and

(iv)	distributors, in the Regulated Market.

In 2017 we sold a total of 55,277 GWh, or 0.6% less than in 2016.

Sales of energy to final customers plus our own consumption totaled 42,499 GWh, or 1.4% less than in 2016.

Sales to distributors, traders, other generating companies and independent power producers in 2017 totaled 12,778 GWh – or 2.2% more than in 2016.

In December 2017, CEMIG Group invoiced 8,347,484 customers – a growth of 1.1% in the customer base in the year since December 2016. Of these, 8,347,100 are final customers, including CEMIG’s own consumption; and 383 are other agents in the Brazilian energy sector.

Sales to Final Customers

Residential

The residential customer category accounted for 18.1% of CEMIG’s energy sales in 2017, totaling 10,008 GWh – or 0.9% more than in 2016 and average monthly consumption per customer in 2017 was 123.8 kWh/month, or 0.6% less than in 2016 (124.6 kWh/month);

This lower consumption by the residential customer category was the result of the following factors:

a)	Lower temperatures than in the previous year, in most of the months of 2017, resulting in less use by customers of air conditioners and ventilators in homes

b)	The billing calendar in 2017 had 2.6 less days than in 2016 (364.2 days, compared to 366.8 days in 2016).

c)	High level of unemployment.

Industrial

Energy billed to regulated and free industrial clients in the State of Minas Gerais and other states was 32.1% of the total volume of energy traded by us in 2017, at 17,761 GWh, or 8.9% less than in 2016.

This decline is the result of an 18.3% reduction in the captive market, and a 7.1% reduction in the Free Market. Both segments were affected by the trends in productive activities and a result of the uncertainties in the Brazilian and also international, political and economic scenarios.

Also, in the captive segment there is the effect of customers migrating to the Free Market.

Commercial and Services

Energy sold to regulated and free clients in this category in Minas Gerais and other states was 13.6% of the total volume of energy traded by us in 2017, at 7,507 GWh, 14.2% higher than in 2016.

This reflects a reduction of 8% in the volume billed to regulated customers of CEMIG D, and an increase of 161.7% in the volume billed by CEMIG GT and its wholly-owned subsidiaries to free clients in Minas Gerais and other Brazilian states.

The lower consumption in the regulated market reflects several factors, including migration of regulated clients to the Free Market.

The increased consumption in the Free Market is associated with the increase of 166 in the number of new billed customers in 2017. The incentive energy comes from alternative sources of generation such as biomass, solar, wind and SHPs (small hydropower plants). The incentive comes in the form of a discount on the use tariff of the distribution system—TUSD - for the special free customers (those whose contracted demand is between 500 kW and 3,000 kW). Each energy source has a different percentage of discount on the TUSD.

Rural

Energy used by the rural customer category, at 3,651 GWh, was 2.1% more than in 2016, and was 6.6% of the total traded by us in 2017.

The increase in consumption is a result of the increase of 11,515 customers and by the low volume of rainfall during part of the humid period.

Other customer categories

Supply to other categories – government, public lighting, public services, and our own consumption – totaled 3,534 GWh in 2017, or 1.3% more than in 2016.

Sales in the Free Market

In 2017, total sales of energy in the Free Market were 10,416 GWh, or 3.3% more than in 2016.

Sales and trading transactions in energy with other agents of the energy sector in the Free Market often results from taking previously-created selling opportunities, which lead to short-term sales contracts, which in 2017 were sold at higher prices than those practiced in 2016.

Sales in the Regulated Market

Sales in the Regulated Market in 2017 totaled 2,362 GWh, or 2.6% less than in 2016.

The tables below show the CEMIG Group’s market in more detail, itemizing transactions in 2017 compared to 2016:

Type of Sale	2017				2016				Variation YoY
	Customers		Energy		Customers		Energy		Customers	Energy
	Amount	Participacion	Amount	Participacion	Amount	Participacion	Amount	Participacion	Variation	Variation
	( u n )	(%)	( GWh )	(%)	( u n )	(%)	( GWh )	(%)	(%)	(%)
Traded Energy	8,347,484	100.00	55,277	100.00	8,260,336	100.00	55,592	100.00	1,06	-0,57
Sales to final customers	8,346,349	99.99	42,463	76.82	8,259,504	99.99	43,047	77.43	1,05	-1,36
Residential	6,765,201	81.04	10,008	18.11	6,691,673	81.01	9,916	17.84	1,10	0,93
Industrial	74,497	0.89	17,761	32.13	75,139	0.91	19,495	35.07	-0,85	-8,89
Captive	73.833	0.88	2,611	4.72	74,535	0.90	3,195	5.75	-0,94	-18,29
Free	664	0.01	15,150	27.41	604	0.01	16,300	29.32	9,93	-7,05
Comercial	718,520	8.61	7,508	13.58	716,968	8.68	6,573	11.82	0,22	14,21
Captive	717,988	8.60	5,253	9.50	716,602	8.68	5,712	10.27	0,19	-8,03
Free	532	0.01	2,255	4.08	366	0.00	861	1.55	45,36	161,75
Rural	705,542	8.45	3,652	6.61	694,026	8.40	3,575	6.43	1,66	2,15
Captive	705,541	8.45	3,648	6.60	694,026	8.40	3,575	6.43	1,66	2,04
Free	1	0.00	4	0.01	0	0	0	0	0,00	0,00
Other Categories	82,590	0.99	3,534	6.39	81,698	0.99	3,488	6.27	1,09	1,31
Own Consuption	751	0.01	37	0.07	750	0.01	37	0.07	0,13	0,91
Wholesale sales	383	0.00	12,777	23.11	82	0.00	12,508	22.50	367,07	2,15
Contracts in Regulated Market	46	0.00	2,362	4.27	45	0.00	2,425	4.36	2,22	-2,61
Free and bilateral contracts	337	0.00	10,415	18.84	37	0.00	10,083	18.14	810,81	3,29

This table shows the CEMIG Group’s sales to the Industrial user category as a whole in 2017, by sector of activity:

Sector of activity	Volume invoiced, (GWh)%
Metallurgy	4,248	24
Mining	2,363	13
Non metallic minerals	1,685	9
Foods	1,816	10
Chemicals	1,057	6
Machinery and equipment	990	6
Automotive	918	5
Textile	745	4
Plastic Products	924	5
Other sectors	3,016	17

Total, industrial customers	17,762	100

The ten largest industrial clients served by the CEMIG Group, located in Minas Gerais and other states of Brazil, in order of revenue, are:

Client	Activity
Usiminas	Metallurgy and Mining
Dow Corning	Metallurgy
CSN	Metallurgy
ArcellorMittal	Metallurgy
Vallourec	Metallurgy
Saint Gobain	Chemicals, Non metallic mining
Anglo American	Metallurgy
Fiat	Automotive
International Paper do Brasil	Paper and cellulose
Kinross Brasil	Mining

Billing

Our billing and payment procedures for energy distribution vary depending on the voltage of supply. Our large-scale clients, that have direct connections to our transmission network, are billed within five days after the reading of their consumption and receipt of invoices by email. The payment due date is five days after receiving the invoice.

Other clients that acquire eletricity at medium voltage (2.3kV or more) approximately 13,800 customers are charged within two business days of the reading of their consumption and they have payment due at least on five business days from delivery of the invoices. This group of customers receives invoices both printed and by email. At present, 84% of the customers in this voltage band have automatic consumption reading.

Our low-voltage clients are billed within five business days from the reading of their consumption, for payment within five business days from delivery of the bill, or 10 business days after delivery of the bill in the case of public sector institutions. The invoices are prepared on the basis of the meter reading or estimated consumption.

We are in the process of implementing an immediate billing mode for low-voltage customers, with printing of invoices simultaneous with meter reading. We used this billing system with approximately 6,600,000 clients in 2016 and 7,500,000 customers in 2017.

Seasonality

CEMIG’s sales of energy are affected by seasonality. Historically, consumption by industrial and commercial customers increases in the fourth quarter due to their increase in activity. The seasonality of rural consumption is usually associated with rainfall periods. During the dry season between the months of May and November more energy is used to irrigate crops. The table below shows quarterly figures of energy billed by the CEMIG Group to final users, regulated customers and free customers from 2015 to 2017, in MWh:

Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2017	10,364	10,712	10,607	10,817
2016	10,580	10,778	10,845	10,942
2015	11,661	11,326	11,315	11,703

Competition

Contracts with Free Customers

On December 31, 2017 CEMIG GT had a portfolio of contracts with 1,176 industrial and commercial free customers. Out of this total, 590 customers were located outside of the State of Minas Gerais, amounting to 40.02% of the total volume of energy sold by CEMIG GT in 2017.

The strategy adopted by CEMIG in the Free Market is to negotiate and enter into long-term contracts, thus establishing and maintaining a long-term relationship with clients. We seek to differentiate ourselves in the Free Market from our market competitors by the type of relationship we have with our customers and the quality of our services, which have added value for CEMIG GT. This strategy, together with a sales strategy that seeks to minimize exposure to short-term prices and contracts with a minimum demand on a take-or-pay basis, translates into lower risk and greater predictability of our results.

Raw Materials

Fluvial water is the main raw material used by CEMIG for hydroelectrical generation of energy. As of December 31, 2017, 82 of CEMIG’s 102 plants use this source and provide 95% of our generation.

The cost of the water may be considered as nil, since water is a natural resource that comes from rivers and rain.

In a smaller proportion, the Company also produces energy from wind (also with a nil cost) and in thermoelectric plants, burning fuel oil (the cost varies with the price of oil on the international market).

Environmental Matters

Overview

Our generation, transmission and distribution of energy and our distribution of natural gas are subject to Federal and State legislation relating to preservation of the environment. The Brazilian Constitution gives the Federal Government, States and Municipalities powers to enact laws designed to protect the environment and issue enabling regulations under these laws. Generally, while the Federal Government has the power to promulgate general environmental regulations, State Governments have the power to enact specific and even more stringent environmental regulation and Municipalities also have the power to enact laws in their local interest. A violator of Law No. 9,605/1998, the Law on Environmental Crime (Lei de Crimes Ambientais), may be subject to administrative and criminal sanctions, and will have an obligation to repair and/or provide compensation for environmental damages, Federal Decree No. 6,514/2008 specifies the penalties applicable to each type of environmental infraction, setting fines that vary between a minimum of R$50.00 and a maximum of R$50 million, as well as suspension of operations. Criminal sanctions applicable to legal entities may include fines and restriction of rights, whereas, for individuals, they may include imprisonment, which can be imposed against executive officers and employees of companies that commit environmental crimes.

We believe that we are in compliance with the relevant laws and regulations in all material aspects.

In accordance with our environmental policy, we have established various programs to prevent and minimize damage, aiming to limit our risks related to environmental issues.

Management of vegetation in the energy system

The Environmental Management Unit of CEMIG D, among other activities, develops methods and procedures for dealing with urban trees that are adjacent to the electric power system. Vegetation management is necessary due to the obligation to ensure the operational security of the system, and from the high number of interruptions in supply of energy caused by trees. In 2017, trees were the cause of 36,248 energy supply outages, in both urban and rural areas, and were the sixth largest cause of unscheduled outages in the Company’s distribution system.

Investments have been directed towards technical improvements in tree pruning, so that the process can take place in such a way as to reduce risks to the employee, the system or third parties. The interventions are carried out by directional pruning, a technique considered to be more appropriate for coexistence between large trees and energy distribution networks.

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

Environmental Licensing

The purpose of environmental licensing is to stablish conditions, restrictions and environmental control measures that should be complied by entities and individuals to install, expand and operate enterprises or activities that use environmental resources or have potential to cause damage to the environment.

Brazilian law requires that licenses be obtained for several activities, including construction, installation, expansion and operation of any facility that utilizes environmental resources, causes environmental degradation, or pollutes or has the potential to cause environmental degradation or pollution or to harm historical, cultural and archaeological heritage.

Failure to obtain and comply with the requirements of an environmental license to construct, implement, operate, expand or enlarge an enterprise that causes environmental impact, such as the energy plants operated and in implementation by CEMIG, is subject to administrative sanctions, such as fines, suspension of operations, as well as criminal sanctions, such as fines and imprisonment for individuals and restriction of rights for legal entities.

Each license is valid for a specific term, provided that the license must be renewed upon its expiration. Pursuant to Complementary Law No. 140, of December 8, 2011, the request for the renewal of an environmental license must be filed 120 days before its expiration date, so that it remains valid until the renewed license is issued.

The environmental licensing may be approved at the Federal, State and Municipality levels, depending on specific rules. IBAMA – Brazilian Institute for Environment and Natural Renewable Resources, which is the environmental federal authority, has jurisdiction to license projects that cause national and regional impact, activities in indigenous lands, in territorial waters, on the continental shelf and exclusive economic zone, in addition to nuclear activity. The environmental state authorities have jurisdiction to license projects whose impacts do not surpass the territorial limits of the state, located in territorial spaces protected by state dominion, or whose jurisdiction has been delegated by the Federal Government by agreement or other proper legal instrument. Municipalities, on its turn, may issue environmental licenses for activities that cause local environmental impact, pursuant to certain rules.

We have projects licensed under both the Federal and State levels.

Environmental Operating Licensing

Resolution No. 1, enacted on January 23, 1986, issued by the National Environmental Council (Conselho Nacional do Meio Ambiente, or “CONAMA”), requires that environmental impact assessment studies be undertaken, and a corresponding environmental impact assessment report be prepared, for all major energy generation facilities built in Brazil after February 17, 1986. Pursuant to CONAMA Resolution No. 6. of September 16, 1987 facilities built prior to that year do not require these studies, but must obtain an environmental operating licenses, which can be acquired by filing a form containing specific information regarding the facility in question. Obtaining the operating licenses for the projects which began operations before February 1986, under CONAMA Resolution No. 6. of September 16, 1987, requires the presentation to the competent environmental body of an environmental report containing the characteristics of the project, the environmental impacts of the construction and operation, and also the mitigating and compensatory measures adopted or that are in the process of being adopted by the organization carrying out the project.

Federal Law No. 9,605, enacted on February 12, 1998, stipulates penalties for facilities that operate without environmental licenses. In 1998, the Federal Government issued Provisional Act No. 1,710 (currently Provisional Act No. 2,163-41/2001), which allows project operators to enter into agreements with the relevant environmental regulators in order to comply with Federal Law No. 9,605/1998. Accordingly, we have been negotiating with (i) IBAMA; and (ii) the Regional Environmental Management Units (“Suprams”), which is environmental authority of State of Minas Gerais to obtain the environmental operating licenses for all our plants and transmission lines that began operating prior to February 1986.

For the generation facilities located in State of Minas Gerais, which are subject to the environmental licensing under State level, we have agreed with Supram and IBAMA to bring us into compliance on a gradual basis.

For those facilities of CEMIG GT that started operations before February 1986, although we have not yet obtained an operating license, we have prepared the required environmental assessments, filed applications before the appropriate environmental bodies, and submitted them for analysis.

To manage compliance with the conditional requirements, we use the Environmental Requirements Non-compliance Risk Reduction Index (Índice de Redução do Risco de Não Cumprimento das Condicionantes Ambientais, or “IRDC”).

In 2017, 6 licenses and authorizations for regularization of projects of CEMIG D were obtained, in the following categories: 3 Environmental Operating Authorizations (Autorizações Ambientais de Funcionamento, or “AAFs”) and 3 Authorizing Documents for Environmental Interventions (Documentos Autorizativos para Intervenção Ambiental, or “DAIAs”). All the above projects have been regularized in the Suprams spread out over the State of Minas Gerais.

Distribution of natural gas by Gasmig through pipelines the state of Minas Gerais is also subject to environmental control. All licenses necessary for the regular operation of Gasmig’s activities have been issued by the environmental authority of State of Minas Gerais (Secretaria de Estado de Meio Ambiente e Desenvolvimento Sustentável – SEMAD).

Environmental licenses and authorizations issued by relevant Municipality, State and Federal bodies usually impose conditions relating to environmental impacts inherent to our activities, which must be complied in order for the environmental licenses to remain valid. They have to be complied with as long as the license is in force. To this end, CEMIG is taking appropriate steps for full compliance, and to provide evidence of compliance to the relevant environmental authorities, in each case to avoid any subsequent administrative or criminal penalties, which can include fines, suspension of operations or revocation of licenses.

Environmental Legal Reserves

Under Article No. 12 of Federal Law No. 12,651, of May 25, 2012 (the new “Brazilian Forest Code”), a Legal Reserve (Reserva Legal) is an area located inside a rural property or holding that is necessary for the sustainable use of natural resources, conservation or rehabilitation of ecological processes, conservation of biodiversity or for shelter or protection of native fauna and flora. As a general rule, all owners of rural properties have to preserve an area as a Legal Reserve. However, Article 12, §7 of the new Brazilian Forest Code establishes that a Legal Reserve will not be required for areas acquired or expropriated by the holder of a concession, permission or authorization to exploit hydroelectrical power potential, in which projects for electric power generation, or energy substations or transmission or distribution lines are operating.

In Minas Gerais, State Law No. 20,922, enacted on October 16, 2013, made provisions in the Forest Policy and the Biodiversity Protection Policy in the state, adapting the environmental legislation to the provisions of the Forest Code. This had the effect of revoking the requirement for a Legal Reserve in the case of hydroelectrical generation projects, enabling the processes of the Corrective Environmental Licensing that had been held up in the previous year for this reason to be resumed. In the federal sphere, IBAMA’s technical licensing team, in the corrective licensing of CEMIG’s plants, expressed an opinion, in correspondence sent to us on July 29, 2008, stating that in CEMIG’s case there was no need for the constitution of Legal Reserves.

The approval of the new Brazilian Forest Code and the exclusion of the hydropower projects from the need to register a Legal Reserve settled this issue allowing for the continuation of the process of the environmental licensing of the several projects of the company, with the acquisition of the pending operating licenses and the maintenance of its legal compliance.

Permanent Preservation Areas

The vegetation surrounding the reservoir is legally classified as Permanent Preservation Area (Área de Preservação Permanente or “APPs”). The length of the APP varies depending on whether the reservoir is located in rural or urban areas. In rural areas, at least 30 meters should be preserved, while in urban areas, at least 15 meters should be preserved. Preservation of APPs is mandatory, being the intervention allowed in specific situations..

Lack of preservation of vegetation in APPs or unauthorized suppression of vegetation in APPs may lead to administrative sanctions, such as fines ranging from R$5,000 to R$50,000 per hectare, limited to R$50 million and criminal liability.

Law 12,651/2012 regulates that the APPs of artificial reservoirs should be subject to a specific program created to regulate the use and conservation measures of the area surrounding the reservoir. Such program is called Environmental Plan for Use and Conservation of the Reservoir Surrounding Area (Plano Ambiental de Conservação e Uso do Entorno do Reservatório or “PACUERA”) and should be prepared according to the minimum requirements determined by the competent environmental authority in the environmental licensing proceeding.

With the new Forest Policy Law of Minas Gerais State, the requirement above was incorporated into State legislation and the preparation and approval of the PACUERA should to be in a condition for the grant of operating licenses.

We have now incorporated the performance of PACUERA into the proceedings for obtaining the operating licenses of the projects subject to environmental licensing on the state level.

Compensation Measures

According to Federal Law No. 9,985, enacted on July 18, 2000, and to Decree No. 4,340, enacted on August 22, 2002, companies whose activities result in major environmental impacts are required to invest in and maintain conservation units in order to mitigate those impacts. Conservation units are areas that are subject to special protection and include ecological stations, biological reserves, national parks and relevant ecological interest areas. The environmental authority that is competent to license the project stipulates the environmental compensation for each company depending on the specific degree of pollution or damage to the environment.

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

State Decree No. 45,175/2009 was amended by Decree No. 45,629/2011, which established the reference value of projects that cause significant environmental impact, as follows:

•	For projects executed before the publication of Federal Law No. 9,985, enacted in 2000, the net book value (Valor Contábil Líquido or “VCL”) will be used, excluding revaluations or, in its absence, the value of the investment made to the project; and

•	Compensation for environmental projects executed after the publication of Federal Law No. 9,985, enacted in 2000, will use the reference established in Item IV of Article 1 of Decree No. 45,175, enacted in 2009, calculated at the time of execution of the project, and updated based on an inflation-linked adjustment index.

Due to the impact of the 2013 Energy Concessions Law (Law No. 12,783, enacted on January 11, 2013) on the business of CEMIG GT, the Company filed a consultation with the Minas Gerais State Forests Institute (Instituto Estadual de Florestas, or “IEF”), to be informed about the environmental compensation payable in relation to the Transmission System. The IEF submitted the inquiry to the Federal General Attorneys’ Office (Advocacia Geral da União, or “AGU”). As of the date of this annual report, the Company has not received a reply to this consultation.

In addition to the environmental compensation referred to above, forest compensations for cleaning of energy tower paths and accesses in which vegetation has been suppressed are routine.

Other environmental requirements can become applicable due to the impacts of various projects; such requirements could include the structuring and operation of programs to monitor fauna and flora of regions surrounding facilities of the energy system, environmental education programs, and programs for recovery of degraded areas (Programas de Recuperação de Áreas Degradadas, or “PRADs”).

Fish Management – The “Peixe Vivo” Program

Construction of hydroelectrical plants can create a risk for fish that inhabit rivers, due to various changes in the aquatic environment caused by the use of dams. One of our environmental area’s principal activities is to ensure that environmental accidents involving the native fish population do not take place at our hydroelectrical power plants. Further, to mitigate the impacts caused by the operation of our plants, CEMIG has developed a methodology for evaluating the risk of fish mortality at the plants. We also carry out research projects in partnership with universities and research centers to develop scientific knowledge to serve as a basis for more effective fish population conservation programs to be implemented by CEMIG.

In spite of these efforts, an incident occurred in 2007, at the Três Marias hydroelectrical power plant, resulting in the death of approximately 17 tons of fish, as estimated by the Environmental Police (8.2 tons, by our estimate). The volume of dead fish was not measured. As a result of the event, the Minas Gerais State Forests Institute imposed two fines, totaling approximately R$5.5 million, and on April 8, 2010, CEMIG and the Public Attorneys’ Office of Minas Gerais state signed a Conduct Adjustment Commitment (Termo de Ajuste de Conduta, or “TAC”), for R$6.8 million in compensatory measures to be used for environmental improvements in the area affected by the Três Marias power plant, in Três Marias, Minas Gerais. Both these financial commitments have now been settled, and the environmental improvements in the affected area, such as automation of the fish protection grids, are being implemented.

In this context, in June 2007 we created the Fish Alive (“Peixe Vivo”) program as a result of members of senior management believing that it was necessary to take more effective measures to preserve fish populations of the rivers where the company has operations. The program’s main activities are summed up in its mission, which is: “To minimize the impact on fish species, seeking handling solutions and technologies that will integrate energy generation by CEMIG with conservation of native fish species, promoting involvement of the community”. Since its creation, the program has been operating on two fronts – one seeking preservation of fish populations in the State of Minas Gerais, and the other focusing on forming protection strategies to avoid and prevent fish deaths at CEMIG’s hydroelectrical plants. The adoption of scientific criteria for decision-making, establishment of partnerships with other institutions and modification of practices adopted as a result of the information generated, are the principles that guide the work of the Peixe Vivo team. Also, publication of the resulting information to society is important – ensuring transparency of the program, and creating opportunities for the community to express its concerns and suggestions.

On average, over the period 2007 to 2017 CEMIG spent R$6.4 million per year in activities and research projects in relation to the Peixe Vivo program. We invested a further R$6.6 million in physical barriers to prevent fish from entering the draft tube at Três Marias Hydroelectrical Power Plant.

In spite of all the advances in fish management achieved by the Peixe Vivo program, there are still major challenges to be studied and understood. In 2012, an estimated 1.8 tons of fish died in an occurrence at the Três Marias hydroelectrical plant. The cause of death is still unknown, and the event was not expected – there was no precedent for the particular circumstances of this accident. However, with the adoption of measures to control this environmental incident, and as a result of our prompt reporting to the environmental authorities, the fine that we were charged for the accident, a total of R$50,000, was reduced by 45%, as provided by law due to immediate communication of the damage or danger to the environmental authority, and collaboration with the environmental bodies in solving the problems arising from our conduct. The fine imposed in 2012 (per kilogram of fish killed) was one fortieth of the fine applied by IEF in the 2007 accident. The Peixe Vivo program studied the circumstances of the accident to decide optimum forms of control to avoid similar occurrences.

In 2017, the Peixe Vivo Program completed its 10th anniversary and as a celebration CEMIG organized the 5th Seminar on Conservation of Fish in Minas Gerais and the 1st Workshop on dam removal, an event held in the Auditorium of the Center for Educational Activities of the Federal University of Minas Gerais (“UFMG”). The event was promoted by CEMIG in partnership with UFMG, Federal University of Lavras, Southamptom University, Fapemig, ANEEL R&D Program and sponsored by Aliança Energia, Cemig Geração Três Marias, Retiro Baixo Energética, UHE Baguari Consortium and Queimado Hydroelectrical Power Plant. There were 211 atendants of which: (i) 44% were from research institutions; (ii) 27% were representatives of companies in the energy sector; (iii) 13% were from environmental agencies; (iv) 11% were from consulting firms; and (v) 6% were from foundations. The Peixe Vivo program runs 7 scientific projects in partnership with research institutions, involving more than 80 students and researchers.

These partnerships, which have been operating since 2007, have resulted in more than 364 technical publications up to today’s date, and have also been referenced nationally and internationally for the practices of fish conservation and dialog with the community, presenting CEMIG’s work in several countries, and various states of Brazil. These academic results, jointly with the involvement of the community, have been used to create more efficient and practical conservation programs that make it possible for fish to coexist with generation plants in Brazilian rivers. The Program’s website has been redesigned and a list with these publications was made available for the project and can be accessed at: www.cemig.com.br/peixevivo.

Considering the 10 year duration of the Program, Peixe Vivo’s performance within the Company was very satisfactory in environmental, social and economic aspects, guaranteeing a return on investment in projects and technological innovations. It is noteworthy that the team has been contacted by other companies of the Electric Sector to present and discuss the work they develop so these companies can implement similar initatives.

Urban Occupation of Rights of Way and Reservoir Banks

Gas Pipelines — Our piped natural gas distribution networks are underground, crossing through rural and urban areas. Pipes are usually installed on public roads near pluvial drainage, sanitation, energy and telecommunications, among other utilities. Installation of the networks in the urban subsoil presents risks of damage to the pipelines third party maintenance workers. However, all of our gas networks are flagged according to national standards and internal procedures. In addition to security signaling, the presence of the GASMIG network in roads, streets and other areas can be conveniently located on the Company’s website, where the network map is made available in a complete and up-to-date manner. Gasmig provides free on-site guidance services for third parties excavations through its Dig Safely (“Escave com Segurança”) program. Guidance and support for safe execution of their work can be requested through Gasmig’s 24-hour helpline.

GASMIG also has network inspection plans, in order to verify the security conditions of the system and prevent illegal intrusions, constructions or erosions nearby the pipelines.

In 2017, due to the effectiveness of the preventive actions adopted by GASMIG, there was a very low frequency of damage caused by third parties. At all times there was reduced volume dispersed due to low operating pressure of damaged nets and short response in containment of leaks.

Transmission Lines — We have easements for our transmission and distribution networks over land with approximately 16,756 miles in length. A significant portion of such land is occupied by unauthorized construction, including residential constructions. This type of activity causes risks of electric shock and accidents involving local residents, and constitutes an obstacle to the maintenance and operation of our energy system. We are currently seeking solutions for these. problems, which will involve either removal of these occupants or improvements that would make it possible to maintain our energy system safely and efficiently. The Committee for the Equation and Prevention of Human Occupation under Transmission and Distribution Lines was created to mitigate these risks by monitoring and recording invasions and by taking action to prevent invasions on the paths of the transmission and subtransmission lines. A number of measures have been adopted to preserve the security of these lines, including: contracting of a company for systematic inspection, and implementation of security measures and works to minimize the risks of accidents; education of communities about the risks of accidents involving electric shocks arising from the invasion of sites and the building of homes; creation of community vegetable gardens; and removal of occupation of the transmission line pathways through agreements with local residents and other authorities, and/or through court actions.

Reservoir Areas — We have implemented safety measures to protect our energy generation facilities against invasions, using observation posts and mobile patrols to control the banks of reservoirs. Electronic security systems to monitor the generation power plant installations are also planned. Any invaders found inside the facilities are detained and taken to police stations, where police complaints are filed. There are signs on the banks of the reservoirs of our hydroelectrical generation facilities, indicating ownership. Periodic inspections by the mobile patrol units operating on the reservoir areas report any invaders of reservoir banks. We frequently have to take legal action to recover possession of invaded areas. Due to the vast area and number of reservoirs, we are continually subject to new trespasses and occupation of the banks of the reservoirs by unauthorized construction. However, we are making our best efforts to prevent these invasions, and prevent any environmental damage to APPs, around the reservoirs. To patrol the reservoir areas, we have driven approximately 113,752 miles in vehicles, spent 895 hours navigating on reservoirs and waterways and made over 17,915 surveys. We have recently added one more inspection post for monitoring reservoir banks.

The Carbon Market — We believe that Brazil has a significant potential to generate carbon credits from clean energy projects that observe the Clean Development Mechanism, or CDM, or the Voluntary Markets. Every year, we seek to quantify our emissions and publish our main initiatives in reducing the emission of carbon dioxide, for example through the Carbon Emission Project. The CEMIG Group participates in CDM projects in various stages of development registered in the United Nations Framework Convention on Climate Change (UNFCCC), which includes seven SHPs with a capacity of 116 MW and two hydroelectrical power plants with a combined generation capacity of 3,708 MW and a solar power plant with capacity of 3 MW. The process of verification and emission of part of the carbon credits of Cachoeirão SHP and UHEs Baguari and Santo Antônio has been completed, corresponding to approximately 1,402 tons of CO2 emissions avoided through this program.

Management of equipment and waste contaminated with Polychlorinated Biphenyls (PCBs), — At CEMIG, most of the large equipment contaminated with PCBs was removed from the electrical system and sent for incineration. Since then, the remaining mass of PCB identified has been progressively eliminated. Brazilian law prohibited the sale of PCBs since 1981, but allows its use in equipment that are still in operation. The Stockholm Convention (EC), of which Brazil is a signatory and which was ratified by Decree No. 5472/2005, requires operation of equipment contaminated with PCBs to be removed by 2025 and finally disposed of by 2028.

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

Load Dispatch Center

CEMIG’s System Operation Center (Centro de Operação do Sistema, or “COS”), located at our head office in Belo Horizonte, is the nerve center of our operations. It coordinates the operations of our entire energy and energy system, in real time, providing operational integration of the generation and transmission of energy. It also operates the interconnection with other generation, transmission and distribution companies. The supervision and control executed by the COS now extends to more than 50 high and extra high voltage substations, more than 20 major generating power plants, 15 SHPs,1 Wind Farm and 1 Solar Power Plant .

Through its activities, the COS permanently guarantees the security, continuity and quality of our supply of energy. The activities of the COS are supported by up-to-date telecommunications, automation and information technology resources, and executed by highly qualified personnel. The COS has a Quality Management System, with ISO 9001:2015 certification.

Distribution Operation Center

Our distribution network is managed by a Distribution Operation Center (Centro de Operações de Distribuição, or “COD”), located in Belo Horizonte. The COD monitors and coordinates our distribution network operations in real time. The COD is responsible for the supervision and control of 404 distribution substations, 318,497 miles of medium voltage distribution lines, and 10,751 miles of sub-transmission lines and 8.3 million customers and operates in 774 municipalities of Minas Gerais.

We provided an average of 12,516 operating services in the field a day in 2017. The COD is certified according to ISO Quality Standard 9001: 2000. There are various systems in use to automate and support the COD’s processes including: trouble call, field crew management, distribution substation supervision and control, restoration of power, emergency switching, network disconnection, and inspection. Technologies including a geographic information system and satellite data communication helpline to reduce customer service restoration time and provide better customer service. These are devices, installed along our distribution network, that sense and interrupt fault currents, and automatically restore service after momentary outages, improving operational performance and reducing restoration time and costs.

Geographic Information System

The Atlantis Project aims to modernize and unify Cemig’s system of geoprocessing of distribution lines and networks. The new system enables management of resources with a geospatial vision, planning of utilities, records of electrical equipment, planning and analysis of electrical networks, and also assist in compliance with the Normative Resolutions of the regulator, ANEEL. The Atlantis Project will customize the Geographic Information System (GIS), applied to the management of power lines, substations and distribution networks. This GIS will enable us to give support to the processes of registry and design, as well as supporting the following corporate processes: collection of invoices, commercial client customer care and support, protection of revenues, operation, maintenance, materials planning and supplies, property services and management of assets. The Atlantis project was started in 2015 and part of the solution was deployed in August of 2017. The remaining deployment steps will be concluded in the second half of 2018

In another initiative, known as “Portais Geográficos da Cemig”, the new geographic portals created in 2017 made it possible to integrate information on events in Cemig’s energy system with meteorological information (meteorological radar and satellite images, electrical discharges, and forest fires), and information on the generation, transmission and distribution assets, and even the location of vehicles and service teams. The result of this integration was the improvement in the planning of actions, and a gain in speed and precision, reducing the time taken to activate teams, and consequently the time to service of clients.

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

The Telecoms Network Management Center, in Belo Horizonte, monitors and operates the telecoms infrastructure of CEMIG GT and CEMIG D, operating 24 hours x 7 days per week to guarantee continuity for perfect functioning of the telecoms services, aiming to meet the requirements for operational performance and service quality specified in operational agreements and concession contracts, regulations of ANEEL, ANATEL, the Brazilian National Water Agency (“ANA”) as well as the procedures of the ONS.

Corporate Data Network

Our corporate data network has 278 sites in 162 cities of Minas Gerais linked by an infrastructure which includes microwave links, optical fibers and wire cable, owned either by ourselves or by contracted operators The architecture is in line with market standards, using state-of-the-art equipment, which is monitored, operated and managed using the latest technological solutions.

The physical and logical topologies of the network employ security resources such as firewalls, intrusion prevention system (IPS), access control, antivirus and antispam systems, which are continually updated to protect against unauthorized access, in accordance with ISO 27002. A system of event logs makes it possible to investigate adverse events, and also provides a historical record base to meet legal requirements.

The networks and security operations center, at the Company’s head office, in Belo Horizonte, monitors, operates and manages the whole of network and security infrastructure in real time (24 hours x 7 days week), maintaining confidentiality, integrity and availability of the data throughout the whole network.

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

Maintenance and Repair Systems

The 10,751 miles of high voltage distribution lines in CEMIG D’s network, operating at from 34.5kV to 161kV, are supported by approximately 55,035 structures, mainly made of metal.

The network of CEMIG GT has 3,063 miles of high voltage transmission lines, operating from 230kV to 500kV supported by approximately 11,754 structures.

The majority of the service interruptions to our distribution and transmission lines are the result of lightning, farm surface fires, vandalism, wind, and corrosion.

The entire high voltage transmission line system of CEMIG D is inspected once a year by helicopter, using a ‘Gimbal’ gyro-stabilized system with conventional and infra-red cameras, allowing for simultaneous visual and thermographic (infra-red) inspections. Land-based inspections are also made at intervals of between one and three years, depending on the characteristics of the line, such as time in operation, number of outages, type of structure, and the line’s importance to the energy system as a whole.

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

Our set of spare equipment (transformers, breakers, arresters, etc.) and mobile substations is relevant in prompt reestablishment of power to our customers in the event of emergencies involving failed substations.

Information Security Management

Information security, a permanent Company concern, is ensured by a management system based on the Brazilian Standard (“ABNT”) NBR ISO/IEC 27001:2013, which is aligned with best market practices. Our information security management system includes processes for policy, risk, communication, information classification and information security management and control. In addition, recurring actions for improvement in processes, communication, awareness and training strengthen our information security practices.

Management Tools

The SAM (Maintenance Accompaniment System) has been developed as a solution for maintenance and monitoring of the transmission facilities of the national grid, serving the requirement for integration with the National Energy System Operator (Operador Nacional do Sistema Elétrico, or ONS).

Among the initiatives in Governance, Risk and Compliance, an SAP solution module has been put in place for control of processes, with a focus on meeting requirements of internal audit activities. There has also been evolution of access control modules, ensuring segregation of functions.

Property, Plant, and Equipment; Intangible Assets and Concession Financial Assets

Our main assets are our power generation plants, transmission and distribution infrastructure described on Item 4. Our net book value of total property, plant and equipment and intangible assets, including our investment in certain consortia that operate energy generation projects, including projects under construction, was R$13,918 million on December 31, 2017.

Generation facilities represented 18.10% of this net book value, intangible assets represented 81.90%, of this net book value, (distribution facilities in intangible assets represented 81.90%, and other intangible, including our gas distribution system represented 15.56% and other miscellaneous property and equipment, including transmission and telecommunication facilities, represented 2.54%.

The average annual depreciation rates applied to these facilities were: 3.24% for hydroelectrical generation facilities, 8.91% for administration facilities, 4.61% for telecommunication facilities and 4.07% for thermoelectric facilities.

Apart from our distribution network, no single one of our assets produced more than 10% of our total revenues in 2017. Our infrastructure are in general adequate for our present needs and suitable for their intended purposes. We have rights of way for our distribution lines, which are our assets and do not revert to the landowner upon expiration of our concessions.

The Brazilian Power Industry

General

In the Brazilian energy sector, generation, transmission and distribution activities have been traditionally conducted by a small number of companies that had always been owned by either the Federal Government or the governments of individual states. Since the 1990s, several state-controlled companies have been privatized, in an effort to increase efficiency and competition. The Fernando Henrique Cardoso president of Brazil during 1995–2002 aimed to privatize the state-controlled part of the energy sector, but the Luis Inácio Lula da Silva president of Brazil during 2003–2010 ended this process and implemented a “New Industry Model” for the Brazilian energy sector, expressed in Law No. 10,848, enacted on March 15, 2004, referred to as the “New Industry Model Law”.

Significant changes have been implemented during Dilma Rousseff’s administration (i.e. from 2011 through 2016), by means of Provisional Act No. 579/2012, converted into Law No. 12,783/2013, establishing new rules for renewal of concessions, including rebidding for hydroelectrical power generation concessions.

Subsequently, under the administration of Michel Temer (2016–present), other changes have been introduced in the sector by Provisional Act No. 735/2016, enacted as Law No. 13,360/16, including a change of the bidding rules for energy generation, transmission and distribution concessions as well as addressing the renegotiation of hydrological risk. Also in 2017, a series of public consultations which discussed proposals for modernization and expansion of the Free Market in electric power supply with the industry (Public Consultation No. 33) began.

The New Industry Model

The primary objective of the New Industry Model was to secure energy supply and reasonableness of rates. To secure energy supply, the New Industry Model Law: (a) requires distributors to contract their entire energy production, and to be responsible for making realistic projections of demand requirements; and (b) aims to arrange the construction of new hydroelectrical and thermal power plants in a way that mantains the best balance possible between the security of the supply and the reasonableness of rates. To achieve reasonable rates, the New Industry Model Law requires that all purchases of energy by distributors are made through a public bid, based on lowest price criteria, and that the execution of the agreement is carried out through the Regulated Market. Auctions are categorized into two types: (i) auctions for supply coming from new plants, aiming at the expansion of the system; and (ii) auctions for power generated by existing plants, seeking to meet the existing demand.

The New Industry Model created two environments for the purchase and sale of energy: (i) the Regulated Market, in which distribution companies purchase through public auctions all of the power they need to supply their customers; and (ii) the Free Market, to include all purchases of energy by non-regulated entities, such as free customers and trading companies. Distributors are allowed to operate only in the Regulated Market, whereas generators may operate in both, maintaining their competitive characteristics.

Requirements for expansion of the sector are evaluated by the Federal Government through the Mining and Energy Ministry, (or “MME”). Two entities have been created to structure the sector’s new framework: (i) the Energy Research Company (Empresa de Pesquisa Energética or “EPE”), a state-controlled company responsible for planning expansion of generation and transmission; and (ii) the Electric Power Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE), a private entity responsible for the accounting and settlement of short-term (spot) energy transactions. CCEE is also responsible, through delegation by ANEEL, for organizing and conducting Regulated Market public power auctions, in which the distributors purchase energy.

The New Industry Model eliminated self-dealing, forcing distributors to purchase energy at the lowest available price rather than from related parties. The New Industry Model have exempted contracts executed prior to the enactment of the law, in order to provide regulatory stability to transactions carried out before its enactment.

Several categories of power supply are not subject to the requirement for public auction via the Regulated Market: (1) certain low capacity generation projects located near consumption points (such as certain co-generation plants and SHPs); (2) plants qualified under the PROINFA program; (3) power from Itaipu and, as from January 1, 2013, from Angra I and II; (4) power purchase agreements entered into before the New Industry Model Law; and (5) concessions extended by Law No. 12,783. The rates at which the energy generated by Itaipu is traded are denominated in U.S. dollars and established by ANEEL pursuant to a treaty between Brazil and Paraguay, and there are also compulsory procurement volumes. As a consequence, the price of energy from Itaipu rises or falls according to the U.S. Dollar/real exchange rate. Changes in the price of Itaipu-generated energy are, however, neutralized by the Federal Government, which buys all the energy credits from Eletrobrás.

Coexistence of Two Energy Trading Environments

Under the New Industry Model Law, energy purchase and sale transactions are carried out in two different market segments: (1) the Regulated Market, in which distribution companies buy all their power supply needs through public bids; and (2) the free market, for all purchases of energy by non-regulated entities such as free customers, energy traders and energy importers.

The Regulated Market

In the Regulated Market, distribution companies purchase energy for their regulated customers through public auctions regulated by ANEEL and conducted by the CCEE.

Energy purchases take place through two types of bilateral contracts: (i) Energy Agreements (Contrato de Quantidade de Energia) and (ii) Capacity Agreements (Contratos de Disponibilidade de Energia). Under an Energy Agreement, a generator commits to supply a certain amount of energy and assumes the risk that energy supply could be adversely affected by hydrological conditions and low reservoir levels, among other conditions, that could interrupt the supply of energy, in which case the generator will be required to purchase the energy from third parties to meet its supply commitments. Under a Capacity Agreement, a generator commits to make a certain amount of capacity available to the Regulated Market. In this case, the revenue of the generator is guaranteed under the contractual conditions and the distributor assumes the hydrological risk. However, if there are additional costs to the distributors, these are passed on to customers. Together, these agreements comprise the power purchase agreements (Contratos de Comercialização de Energia no Ambiente Regulado, or “CCEARs”) in the Regulated Market.

The regulations under the New Industry Model Law establish that distribution companies that contract less than 100% of their total demand, accounted in the CCEE, will be subject to penalties. There are mechanisms to reduce the possibility of penalties, such as participation in the MCSD mechanism (“Mechanism of compensation of surpluses and deficits”), which allows for the managing of surpluses and deficits among distribution companies, or purchase of supply in auctions during the year. Any remaining shortfall from 100% of total demand may be purchased at the spot market. If a company contracts more than 105% of its total demand, it would be subject to price risk if it sells that supply in the spot market in the future. To reduce this price risk, a company may reduce its purchase contracts made at “existing source” auctions by up to 4% each year, by bilateral negotiation through Regulation 711, through MCSD “New Energy contracts”, and through loss of customers that have opted to become free customers (and are thus supplied by generators directly).

With the renewal of the hydroelectrical power plant concessions, Contracts for the Physical Accounts Security (“CCGF”) were created. These contracts take into account 90% of the energy generated by the plants whose concessions were renewed in order to mitigate the hydrological risk. The execution of CCGF is mandatory and each distributor received an amount according to the assessment made by ANEEL.

The Free Market

In the Free Market, energy is traded by power generators. The Free Market also includes certain grandfathered existing bilateral contracts between generators and distributors until the expiration of their current terms. Upon expiration, new contracts would have to be executed under the New Industry Model Law.

Potentially free customers are those whose energy demand exceeds 3 MW at a voltage equal to or higher than 69kV or at any voltage level if their supply began after July 1995. Starting in 2019, customers whose supply began before 1995 may also migrate to Free Market pursuant to Law No. 13,360/2016. In addition, customers with contracted demand of 500kW or more may be serviced by suppliers other than their local distribution company if they purchase from certain alternative energy sources, such as SHPs, wind or biomass of a certain size.

Once a customer has opted for the Free Market, it may only return to the regulated system after giving its regional distributor five years’ notice. The distributor may reduce this term at its discretion. The aim of the extended notice period is to ensure that, if necessary, the distributor is able to purchase additional energy to supply the re-entry of free customers into the Regulated Market. Moreover, distributors may also reduce the amount of energy purchased according to the volume of energy that they will no longer distribute to free customers. State-owned generators may also sell energy to free customers, but unlike private-sector generators, they are obliged to do so through an auction process.

Restricted Activities for Distributors

Distributors in the Brazilian Interconnected Grid (Sistema Interligado Nacional, or “SIN”) are not permitted to: (1) operate in the business of the generation or transmission of energy; (2) sell energy to free customers, except for those in their concession area and under the same conditions and rates as regulated customers in the Regulated Market; (3) directly or indirectly hold any interest in any other company, except entities incorporated for raising, investment and management of funds necessary for the distributor (or its parent company or related companies or partnerships); or (4) engage in activities that are unrelated to their respective concessions, except for those permitted by law or in the concession agreement.

Contracts Executed Prior to the New Industry Model Law

Under the New Industry Model Law, contracts executed by distribution companies and approved by ANEEL before the enactment of that law will not be amended to reflect any extension of their terms or change in prices or volumes of energy already contracted.

Reduction of the Level of Contracted Energy

Decree No. 5,163/2004, which regulates trading in energy under the New Industry Model Law, allows distribution companies to reduce their CCEARs: (1) to compensate for the exit of potentially free customers from the regulated market, pursuant to a specific declaration delivered to the Mining and Energy Ministry, (2) by up to 4.0% per year of the initial contracted amount due to market deviations from their estimated market projections, at the distribution company’s discretion, starting two years after the initial energy demand was declared; and (3) in the event of increases in the amounts of energy acquired under contracts entered into before March16, 2004 (date of publication of Law No. 10,848/2004). This reduction may be made only with CCEARs of existing power plants.

The circumstances in which the level of contracted energy may be reduced must be stated in CCEARs, and distribution companies may make such reductions at their own sole discretion, in compliance with the provisions described above, and ANEEL regulations.

ANEEL regulations require any reduction of the level of contracted energy under the CCEARs of existing energy to be preceded by the Mechanism of Compensation of Surplus and Deficits (MCSD), by means of which distribution companies that have contracted energy in excess of their demand may assign a portion of their CCEARs to distribution companies that have contracted less energy than needed to meet their customers’ demand.

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

In addition to the New Energy MCSD, Resolution No. 711/2016 was also published, which allows bilateral negotiation of contracts between generators and distributors, enabling partial or full reduction of contracted energy under CCEARs. This mechanism provides financial compensation if the reduced contract is priced above the average price of the distributor’s portfolio (PMIX). Such compensation is limited to a 36-month period. If the CCEAR has a price lower than the PMIX, the loss must be reimbursed to the customer.

Limitations on Pass-Through

The New Industry Model also limits the pass-through of costs of energy to final customers. The Annual Reference Value corresponds to the average value of acquisition in energy purchased in generation supply auctions carried out in the years ‘A–N’, weighted by the acquired quantities, calculated for all distribution companies, and creates an incentive for distribution companies to contract for their expected energy demands in the A–5 and A-6 auctions, where prices are expected to be lower than in A–3 e A-4 auctions. The Annual Reference Value is applied in the first three years of power purchase agreements from new power generation projects. After the fourth year, the energy acquisition costs from these projects will be allowed to be passed through in full. Decree No. 5,163/2004 establishes the following limitations on the ability of distribution companies to pass through costs to customers:

•	No pass-through of costs for energy purchases that exceed 105% of regulatory demand.

•	100% pass-through of the costs of acquisition of energy in the ‘A–5’ and ‘A–6’ auctions.

•	Limited pass-through of costs for energy purchases made in an A–3 and A-4 auction, if the volume of the acquired energy exceeds 2.0% of the demand found in A–5 auctions.

•	Limited pass-through of energy acquisition costs from new energy generation projects if the volume re-contracted through CCEARs of existing generation facilities is below a “Contracting Limit” defined by Decree No. 5,163.

•	Energy purchases from existing facilities in the “A-1” auction are limited to 0.5% of distribution companies’ demand, frustrated purchases in previous A–1 auctions, involuntary exposure to regulated customer demand, plus the “replacement”, defined as the amount of energy needed to replace the power from power purchase agreements that expire in the current year (A–1), according to ANEEL Resolution No. 450/2011. If the acquired energy in the A–1 auction exceeds the limit, the pass-through to final customers of costs of the excess portion is limited to 70.0% of the average value of such acquisition costs of energy generated by existing generation facilities. Ministério de Minas e Energia ( “MME”) will establish the maximum acquisition price for energy generated by existing projects.

•	Energy purchases in “market adjustment” auctions are limited to 5.0% of a distribution concession holder’s total demand (the previous limit, modified by Decree 8,379/2014, was 1.0%, except for 2008 and 2009) and pass-through of costs are limited to the estimated average future marginal cost of the power delivery submarket, which is also limited to the minimum and maximum spot prices (PLDs) for the supply periods of the contracts negotiated, calculated on the basis of the Monthly Operation Plan (PMO) of the National Energy System Operator (ONS) and the five-month moving average Annual Reference Value.

•	If distributors fail to comply with the obligation to fully contract their demand, the pass-through of the costs from energy acquired in the short-term market will be the equivalent to the lower of the PLD or the Annual Reference Value.

Rationing under the New Industry Model Law

The New Industry Model Law establishes that, in a situation in which the Federal Government decrees a compulsory reduction in the consumption of energy in a certain region, all energy quantity agreements in the regulated market, registered within the CCEE in which the buyer is located, shall have their volumes adjusted in the same proportion to the required reduction of consumption.

Tariffs

Electric energy tariffs in Brazil are set by ANEEL, which has the authority to adjust and review tariffs in accordance with applicable concession contracts and regulations. Each distribution company’s concession contract provides for an annual tariff. In general, “Portion A costs” are fully passed through to customers. “Portion A costs” are the portion of the tariff calculation formula which provides for the recovery of certain costs that are not within the control of the distribution company. “Portion B costs”, which are costs that are under the control of the distributors, are adjusted for inflation in accordance with IPCA index. The average annual tariff adjustment includes components such as the inter-year variation of Portion A costs (“CVA”) and other financial adjustments, which compensate for changes in the company’s costs up or down that could not be previously taken into account in the tariff charged in the previous period.

Distribution concessionaires are also entitled to periodic reviews. Our concession agreements establish a five-year period between periodic reviews. These reviews are mainly held: (i)to ensure necessary revenues to cover efficient operational costs, determined by the regulator, and adequate return for investments deemed essential for the services within the scope of each company’s concession; and (ii) to determine the “X factor”, which is calculated based on the average productivity gains from increases in scale, and on labor costs. The X factor is a result of three components: a productivity factor representing those productivity gains (Xpd); the quality factor XQ, which punishes or rewards the distribution company depending on the quality of the service provided, and the factor Xt, which has the objective of reducing or increasing the regulatory operational costs during the five-year period between the tariff reviews, to reach the level defined for the previous year of the review cycle.

In 2011, ANEEL concluded the Public Hearing No. 040/2010, in which it dealt with the methodology for the third periodic review. To calculate the rate of return, ANEEL used the methodology of Weighted Average Cost of Capital (“WACC”), which resulted in a rate of 7.50% after tax, compared to the rate of 11.25% applied in the previous cycle. This rate of return is applicable to the investments made by CEMIG D until the next tariff cycle, which will be held starting in 05/28/2018. After that, the new rate of return calculated by the regulator is 8.09% after tax.

ANEEL also changed the methodology used to calculate the X Factor: from a method based on discounted cash flow to the Total Factor Productivity (“TFP”) method, which consists of defining potential productivity gains for each company based on average productivity gains. It also included two additional components abovementioned: XQ and Xt. The components of the X factor, determined in the 2013 review, for the period 2013/2018, were: Xt = 0.68%, and Xpd=1.15%. On each review an XQ is calculated and added to the previous values.

ANEEL has also issued regulations governing access to the distribution and transmission facilities, and establishing TUSD; and the TUST. The tariff to be paid by distribution companies, generators and free customers for use of the interconnected power system are reviewed annually. The review of the TUST takes into account the RAP of transmission concessionaires under their concession contracts. For more detailed information on the rate-setting structure, see “—Rates for the Use of the Distribution and Transmission Systems.”

In 2015, ANEEL separated part of the variable energy costs of distributors, which were previously agreed to be applied in 2016, and created an additional fee that would be passed on to customers through their energy bills. This system became known as “tariff flags.” The system provides customers with a system disclosing the real costs of energy generation. The system is a simple one: the colors of flags (green, yellow or red) indicate whether, based on the conditions of energy generation, the cost of energy to customers will increase or decrease. When the system provides a green flag, the hydrological conditions for power generation are favorable and there should be no additional fee included in the customers’ rate. If the conditions are somewhat less favorable, the system will indicate a yellow flag and there will be additional charges proportional to consumption, at a ratio of R$2.50 per 100 kWh (or fractions thereof). If conditions are even less favorable, the system will indicate a red flag and there will be an additional fee imposed on customers proportional to the consumption rate of R$4.50 per 100 kWh (or fractions thereof). During 2016 there were red flags in January and February, yellow in March and November and green in the other months. In 2017 there were green flags in January, February and July, yellow in March, July and September, and red (level 1) in April, May, August and December and red (level 2) in October and November. From January to October 2017 the values for the flags per 100 kWh were: the yellow flag fixed at R$ 2.00; the red flag level 1was set at R$ 3.00 and the red flag level 2 was set at R$ 3.50. As of November 2017 the values per 100 kWh were readjusted to: the yellow flag fixed at R$ 1.00; the red flag level 1 was set at R$ 3.00 per 100 kWhand the red flag level 2 was set at R$ 5.00 per 100 kWh.

ANEEL, when determining tariff adjustment applicable to energy distributors, estimates the costs considering a favorable scenario for electricity generation.

Land Acquisition

The concessions granted to CEMIG by the Federal Government do not include a grant of the land upon which the power plants are located. In general, energy utilities in Brazil have to negotiate with the owner of each property to obtain the land required for operation. However, in the event that a concessionaire is unable to obtain the required land amicably, such land may be condemned for the concessionaire’s use through specific legislation. In cases of governmental condemnation, the concessionaires may have to participate in negotiations relating to the amount of compensation with landowners and the resettlement of communities to other locations. We make all efforts to negotiate with the communities before taking legal action.

The Brazilian Electric Power System – Operational Overview

Brazil’s power production and transmission is a large-scale hydroelectrical and thermal system made up predominantly of hydroelectrical power stations, with many separate owners. The Brazilian Interconnected Grid connects companies in the Southern, Southeastern, Center-West, and Northeastern Regions and part of the Northern Region of Brazil. Approximately 2% of the country’s energy production capacity is not connected to the Brazilian Grid, in small isolated systems located mainly in the Amazon region. Brazil’s abundant hydrological resources are managed through storage reservoirs. It is estimated that Brazil has a potential hydroelectrical power generation of approximately to 247,997 MW, of which only 44% has been developed or is under construction, according to Eletrobrás studies compiled in December 2016.

Power Generation by Source:

Source: Empresa de Pesquisa Energética – (EPE) and International Energy Agency – (IEA)

By December 2017, Brazil had an installed capacity in the interconnected power system of 166.26 GW, approximately 60.47% of which is hydroelectrical, according to the Matriz de Energia Elétrica available at the Banco de Informações de Geração “BIG”, published by ANEEL. This installed capacity includes half of the installed capacity of Itaipu – a total of 14,000MW owned equally by Brazil and Paraguay. There are approximately 84,228 miles of transmission lines in operation at 230 kV or above in Brazil.

Approximately 31% of Brazil’s installed generating capacity and 45% of Brazil’s high voltage transmission lines are operated by Eletrobrás, a company owned by the Federal Government. Eletrobrás has historically been responsible for implementing energy policy, and conservation and environmental management programs. The remaining high-voltage transmission lines are owned by state-controlled or local electric power companies. Distribution is conducted by approximately 60 state or local utilities, a majority of which have been privatized by the Federal Government or state governments.

Historical Background

The Brazilian Constitution provides that the development, use and sale of energy may be undertaken directly by the Federal Government or indirectly through the granting of concessions, permissions or authorizations. Since 1995, the Federal Government has taken a number of measures to restructure the power industry. In general, these measures have aimed to increase the role of private investment and eliminate restrictions on foreign investment, thus increasing overall competition in the power industry.

In particular, the Federal Government has taken the following measures:

•	The Brazilian Constitution was amended in 1995 to authorize foreign investment in power generation. Prior to this amendment, all generation concessions were held by a Brazilian individual, an entity controlled by Brazilian individuals, by the Federal Government or by a state government.

The Federal Government enacted Law No.8,987 on February 13, 1995, or the Concessions Law, and Law No.9,074 on July 7, 1995, or the Power Concessions Law, that together:

•	determined that all concessions for the provision of energy-related services must be granted through public bidding processes;

•	gradually allowed certain energy customers with significant demand (generally greater than 3 MW), referred to as free customers, to purchase energy directly from suppliers holding a concession, permission or authorization;

•	provided for the creation of generation entities, or Independent Power Producers, which, by means of a concession, permission or authorization, may generate and sell all or part of their energy to free customers, distribution concessionaires and trading agents, among others;

•	granted free customers and energy suppliers open access to the distribution and transmission grids;

•	eliminated the need for a concession to construct and operate power projects with capacity from 1 MW to 30 MW, or Small Hydroelectrical plants, (SHPs), which was amended on May 28, 2009 by Law No. 11,943 and further by Law No. 13,360/2016, raising the limit from 30 MW to 50 MW, regardless of being characterized as an SHP or not.

•	The current regulator, ANEEL, and the Conselho Nacional de Política Energética (National Energy Policy Council, or “CNPE”), were created in 1997.

In 1998 the Federal Government enacted Law No. 9,648 (“Power Industry Law”), to overhaul the basic structure of the energy industry, providing as follows:

•	Established of a self-regulated body responsible for operation of the short-term energy market, or Wholesale Energy Market, replacing the prior system of regulated generation prices and supply contracts.

•	Creation of the ONS a non-profit, private entity responsible for the operational management of the generation and transmission activities of the interconnected power system.

•	Established public bidding processes for concessions for construction and operation of power plants and transmission facilities, in addition to the bidding process requirements under the Concessions Law and the Power Concessions Law.

On March 15, 2004, the Brazilian Federal Government enacted Law No. 10,848, (or the “New Industry Model Law”), in an effort to further restructure the power industry, with the ultimate goal of providing customers with security of supply combined with fair rates. On July 30, 2004, the Federal Government published Decree No. 5,163, governing trading rules under the New Industry Model Law, as well as the granting of authorizations and concessions for energy generation projects. These include rules relating to auction procedures, the form of power purchase agreements and the method of passing costs through to final customers.

On September 12, 2013, the Federal Government issued Provisional Measure No. 579, enacted as Law No. 12,783, related to the extension of the concessions granted prior to Law No. 9,074 of July 7, 1995, aiming to decrease the sector’s charges and achieving more reasonable tariffs. This legislation changed the rules applicable to certain concessions, and implemented new bidding process rules for certain utilities, and adjustments to tariffs.

On August 18, 2015 the Brazilian Federal Government published Provisional Act No. 688, converted into Law No. 13,203, of December 8, 2015, which created the mechanism of voluntary re-negotiation of hydrological risks affecting the hydroelectrical generation companies. In the same law, the government changed the bidding process rules for certain concessions as well.

On June 22, 2016, the Federal Government issued Provisional Act No. 735, converted into Law No. 13,360, enacted on November 17, 2016, which, among other measures, altered Chapter III of Law 12,783, governing competitive bids for energy generation, transmission and distribution concessions.

On August 22, 2017 the Federal Government issued Decree No. 9,143, which modified the auctions for contracting power supply in the regulated environment, creating new auctions described as ‘A–4’, ‘A–6’, and possibly ‘A–7’. At the same time adjustments were made to the limits for pass-through to, and contracting of, distributors.

Rationing and Extraordinary Tariffs Increases

Rationing of energy; government measures to compensate energy concession holders.

In late 2000 and early 2001, low levels of rainfall, significant growth in demand for energy, and Brazil’s significant dependence on energy generated from hydroelectrical sources resulted in an abnormal fall in levels at several of the reservoirs used by Brazil’s largest hydroelectrical generation plants. In May 2001, the Brazilian Federal Government announced a group of measures requiring reduction in consumption of energy in response to those conditions (“Brazilian Energy Rationing Plan”). Under this plan, energy distribution and generation companies (such as CEMIG) were compensated for the losses of revenue resulting from the rationing imposed by the Federal Government – either due to lower volume of sales, or reduction in energy selling prices, or purchases of energy within CCEE. This compensation was given in the form of the right to charge extraordinary increases in energy rates to customers for a future period, which averaged 74 months, and ended in March 2008.

However, the New Industry Model (its main purpose being to guarantee the supply of energy) created auctions for the Regulated Market, in which it is possible to buy energy from new plants to seek security of supply. Since the New Industry Model was introduced, approximately 47,000MW of capacity have been placed in these auctions, for installation between 2008 and 2017.

Out of this amount, a total of 5.97 MW was contracted in “Reserve Auctions” – that is to say, this power capacity is not committed to any contract, or to any minimum supply.

In the rainy season of late 2012 and early 2013, there was much less rainfall than expected in Brazil’s Southeastern region (November to March), and in this situation the thermoelectric plants were activated to generate complementary supply to meet the system’s energy consumption needs. During this period, the principal strategy of ONS was to preserve storage capacity at the reservoirs of hydroelectrical plants and to ensure supply of the system’s energy needs over the whole of the year 2013. This resulted in a high level of expenses on thermoelectric generation, and a sustained increase in the spot market price – which averaged R$121.29/MWh in July 2013.

Once again, in the rainy season of late 2013 and early 2014, rainfall in the Southeast was lower than the expected averages, an all-time low. This placed the system in a state of alert during the whole of 2014, concentrating the efforts of the operators on how to maintain the capacity of the system to supply consumption needs. ONS continued to dispatch all the thermal plants, and introduced some flexibility to hydroelectrical restrictions so as to maintain the levels of storage and meet demand. Over the year, the spot price reached the regulatory limit, with the spot price rising to R$822/MWh for several months. Its average in the year was R$688/MWh. At the end of 2014, the levels of storage once again reached their lowest level, putting great pressure on the ONS to guarantee full operation of the system.

In order to maintain the requisite supply during 2015, the ONS continued to utilize the full capacity of thermoelectric plants, as there was no improvement in hydrology during the rainy season. In order to avoid possible rationing, the Brazilian Federal Government revised the applicable tariffs by removing subsidies and passing the cost of thermoelectric generation directly to customers, resulting in an increase in the cost of energy by 50%. The effect of the increase in energy prices, along with the poor performance of the economy led to a drop in energy consumption of 1.3% compared to 2014. With lower power consumption, additional thermal utilization and the improvement in the hydrology of the second half of 2015, the Brazilian energy system met the demand and there was no need for rationing. Once again, we ended the year with low levels of water storage in reservoirs.

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

In 2017, as in 2015, the system experienced low flows during the dry period, which prevented the principal reservoirs to recover. At the end of April, storage in the national grid system was close to 40% of its maximum capacity. In this scenario of low storage and low flows, prices were high, which increased dispatching of the thermoelectric plants. The northeastern region which continued to have shortages of rainfall. In 2017, the average spot price (PLD) in the system was R$ 324.17/MWh, with a ceiling of R$ 533.82/MWh.

Conflicts of interest between CEMIG and other users of water.

The operation of reservoirs for generation of energy by CEMIG requires to assess the multiple uses of water by other users of the relevant river basin, and this in turn requires it to consider the applicability of a number of factors, including environmental factors, irrigation, waterways and bridges. In periods of severe drought, such as the one beginning in 2013, CEMIG was actively involved in monitoring and forecasting the levels of reservoirs and in maintaining a dialogue with public authorities, civil society and users. While CEMIG engages other essential users and takes into account societal interests with respect to its water use, competing interests with respect to the use of water could, subject to certain minimum limits established by law, affect the use of water in our operations, which in turn could affect our operational results or financial condition. Potential conflicts between CEMIG and other users are monitored through CEMIG’s active participation in River Basin Committees, and also in the related Technical Boards and Working Groups, where users of water, organized civil society and public authorities are represented. CEMIG participates in 5 River Basin Committees of rivers under Federal control, and 20 River Basin Committees of rivers under local State control. CEMIG also monitors news published in various media outlets, receives comments and complaints during the periods of floods or drought, and acts to resolve any conflicts with communities living in the river basins where it has hydroelectrical plants.

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

CEMIG also conducts a program called Proximidade (“Proximity”), which coordinates activities aimed at improving the relationship with affected communities. Through this program, CEMIG hosts public meetings that cover topics such as the operational and security procedures in its hydroelectrical plants; climate conditions; and environmental aspects. CEMIG also provides opportunities for the public to take guided tours of plant facilities. By means of the Proximidade program, CEMIG also receives comments and complaints from the affected population and establishes partnerships with local community leaders, public entities, the local media and other actors responsible for safety and flood, including Civil Defense associations, the Fire Brigade and the Military Police.

Finally, CEMIG uses a risk management system to analyze scenarios and estimate the degree of financial exposure to risks, considering the probability of each event, and its impact. In the scenarios related to potential conflicts with other users, CEMIG also evaluates the effects arising from prolonged droughts, which may lead to an increase in competition for water between the energy sector and other users, and also the risks arising from consequences of floods due to excessive rain.

Concessions

We conduct the majority of our activities in generation, transmission and distribution of energy through concession agreements executed with the Brazilian Federal Government. The Brazilian Constitution requires that all concessions for public services must be subject to competitive tenders. In 1995, in an effort to implement these, the Federal Government instituted certain laws and regulations, referred to collectively as the Concessions Law, which governs the procedures for competitive tenders in the energy sector.

On September 22, 2004, while the rules established by Law No. 9,074, enacted on July 7, 1995, were still in effect, CEMIG requested from ANEEL an extension for 20 years of the concessions of the Emborcação and Nova Ponte Hydroelectrical plants. On January 14, 2007, the Federal Government approved the extension of these concessions for a period of 20 years from July 24, 2005, until July 24, 2025. The related concession contract was amended on October 22, 2008, to reflect the extension granted to CEMIG.

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

Also on December 4, 2012, CEMIG chose not to accept the extension of the generation concessions that expired in the years 2013 to 2017, namely Três Marias, Salto Grande, Itutinga, Volta Grande, Camargos, Peti, Piau, Gafanhoto, Tronqueiras, Joasal, Martins, Cajuru, Paciência, Marmelos, Dona Rita, Sumidouro, Poquim and Anil. In relation to the power plants that had their first extension of the related concessions after the issuance of PA 579, namely Jaguara, São Simão and Miranda, CEMIG believes that Generation Concession Contract No. 007/1997 enables CEMIG to extend these concessions for an additional 20 years, until 2033, 2035 and 2036, respectively, without restrictions.

CEMIG GT applied for an order of mandamus against an MME action at the STJ (Superior Tribunal de Justiça)with the objective of ensuring CEMIG GT’s right to an extension of the period of the concession of the Jaguara hydroelectrical plant, under Clause 4 of Concession Contract No. 007/1997, obeying the original bases of this contract, which were prior to Law No. 12,783/2013. CEMIG GT was granted an interim injunction to continue commercial operation of the Jaguara hydroelectrical plant until a final judgment is rendered on this application for mandamus. Judgment was then given on this Action, refusing the applications made by CEMIG GT. Prior to the implementation of the outcome of this trial, which would result in the government taking over the UHE, CEMIG GT applied to the STF for a Provisional Remedy with interim injunction permitting it to continue operating and managing the plant. Although this judgment has not yet been published, which prevents filing of the appropriate appeal, the Company did apply to the STF for a provisional remedy with an interim injunction to permit it to continue operating and managing the plant. The interim injunction was granted. Judgment has not yet been given in this action for provisional remedy. With the publication of the result of the writ of mandamus, CEMIG GT filed an ordinary appeal to the STF on March 1, 2016. On March 21, 2017, the interim injunction granted in the case of the provisional remedy cited above was then revoked by the Reporting Justice. On November 21, 2017, the 2nd Panel of the STF ruled that the application for mandamus should not proceed. The Company believes that this is not a final decision, and for this reason, now that the full judgment has been published, the Company is evaluating the possible lines of appeal. The chance of loss in this action has been classified as ‘probable’, in view of the judgment given in Ordinary Appeal 34.203/STF. The case has several particular elements: the singular nature of Concession Contract No. 007/1997; the unprecedented nature of the subject matter; and the fact that the action will be a leading case in consideration of extension of concessions by the Brazilian Courts

CEMIG GT applied for an order of mandamus against an act of the Mining and Energy Minister with the objective of ensuring its right to extend the period of its concession for the São Simão Hydroelectrical Plant, under Clause 4 of Concession Contract No. 007/1997, in accordance with the original terms of this contract, which were prior to Law Nº 12,783/2013. The interim relief originally obtained by CEMIG GT, empowering it to continue in control of the commercial operation of the São Simão Plant until judgment is given in the application for mandamus, was reviewed and overturned by the Reporting Justice. The Reporting Justice, in view of the STF, having granted interim relief in the action on the Jaguara Hydroelectrical Plant – the legal subject matter of which is similar to that of the mandamus case on the São Simão Hydroelectrical Plant, served notice on CEMIG GT to make a statement on the suspension of this order of mandamus relating to the São Simão Plant. CEMIG GT stated its interest in the suspension, but requested granting of the interim remedy with the same outcome that was employed in the case of the Jaguara Plant, i.e. keeping CEMIG GT as holder of the concession of the São Simão Plant, on the same conditions as the Jaguara Plant, that is to say obeying the original bases in Concession Contract 007/1997, prior to Law 12,783/2013. An injunction was granted by the Reporting Justice to allow the Company to retain ownership of the São Simão Plant concession, pursuant to the initial bases of Concession Contract No. 007/1997, until the conclusion of the judgment. On March 28, 2017 that interim injunction was revoked. On December 13, 2017, the First Section of the Higher Appeal Court (STJ) ruled to reject Cemig’s applications. The Company is currently assessing lines of appeal. The chance of loss in this action has been classed as ‘probable’, due to the judgment given against the Company in Ordinary Appeal 34.203/STF, which was filed in the case of the mandamus on the Jaguara hydroelectrical plant (see above) – since both cases have the same issues and facts to be considered, and in the last analysis will be heard and judged by the same court body. CEMIG GT filed an application to the STJ for mandamus, requesting interim relief, against an MME action that was illegal and violated certain right of the plaintiff, with the objective of obtaining extension of the period of concession of the Miranda Hydroelectrical Plant on the basis of Clause 4 of Concession Contract 007/1997. CEMIG GT was granted an interim injunction to continue in commercial operation of the Miranda Hydroelectrical Plant until final judgment on this application for mandamus. In response to a motion for revision of judgment brought by the Federal Government against the Internal Appeal, the Reporting Justice revoked this interim remedy on March 29, 2017. There is as yet no judgment on the merit of this action. The chance of loss in this action was classified as probable due to the judgment given against the Company in Ordinary Appeal 34.203/STF, which was filed in the case of the mandamus proceedings relating to the Jaguara hydroelectrical plant (see above) – since both cases have the same issues and facts to be considered, and in the last analysis will be heard and judged by the same court body. In addition to the Mandamus mentined above, on February 21, 2017, CEMIG GT made a renewed request to MME, reiterating its administrative application for extension, for 20 (twenty) years, of the concessions of the Jaguara, São Simão and Miranda hydroelectrical plants in the terms specified by Clause 4 of Concession Contract No. 007/1997. In this new request, which restates and underlines the Company’s interests in these plants, CEMIG GT also made a subsidiary request, for the concession of these hydroelectrical plants to be transferred/granted to one of its subsidiaries, for the purposes specified by Paragraph 1-C of Article 8 of Law 12,783/2013 (included in that law by Law No. 13360 of November 17, 2006), which enables the Federal Government to grant a power generation concession for 30 years when associated with transfer of control of a legal entity providing this service which is under direct or indirect control of a State, the Federal District or a municipality. The presentation of the subsidiary request does not result in any waiver by CEMIG GT of its right to guaranteed extension of the concessions as specified in Clause 4 of Concession Contract 007/1997; such right is the subject of the legal actions that it currently has in progress against the Federal Government.

On September 27, 2017 the Brazilian Federal Government auctioned the concessions for the São Simão, Jaguara, Miranda and Volta Grande hydroelectrical plants, the concessions for which had been previously held by Cemig GT. These plants have aggregate generation capacity of 2,922 MW, and the price of the sale was R$ 12.13 billion. In each case the winning bidder of the concessions was a third party not related to Cemig GT.

Cemig GT worked intensely to maintain the concessions of the São Simão, Jaguara and Miranda plants and despite of the result of the auction, Cemig GT will continue to fight for its rights to be recognized by the courts. As well as the legal actions in progress in the Federal Supreme Court (STF) and in the Higher Appeal Court (STJ), cases were brought in the administrative and the judicial sphere related to the indemnity to which Cemig GT is entitled.

The amounts payable of the indemnities corresponding to the portions of investments linked to revertible goods not amortized or depreciated, recognized by MME in Ministerial Order 291/2017, were impugned in the administrative sphere (still awaiting decision – a hierarchy appeal), and in the judiciary Cemig GT applied for a Prior Provisional Remedy, on November 27, 2016, with the objective of obtaining an order for the Federal Government to exhibit the documentation that supported its calculation of the indemnity for reversion of the assets of the Jaguara, Miranda, São Simão and Volta Grande hydroelectrical plants, and also immediately deposit the non-contested portion of the indemnity, which had been set at R$ 1.027 million. In this case, the application for interim remedy was refused and Cemig GT filed an Interlocutory Appeal (currently pending judgment). Additionally, on January 17, 2018 Cemig amended the writ: (i) to reiterate the need for exhibition of documents; (ii) applying for declaration of nullity of Article 1, §1 and 2, and Article 2, of Mining and Energy Ministry Order 291/2017, and consequent payment of indemnity to include all the investments made by Cemig GT in the concessions referred to; and (iii) requesting immediate payment of the non-contested amount.

In the years 2014 and 2015, Brazil experienced a severe drought culminating in further alterations to the regulatory framework, established by Provisional Act No. 688/2015, which was converted into Law No. 13,203/2015. This law, among other measures, significantly altered Law No. 12,783/2013, creating a mechanism of voluntary renegotiation of hydrological risks, since they affect the hydroelectrical generation companies, and changing the rules for bidding for certain hydroelectrical generation concessions. Subsequently, in 2016, other changes were introduced to the sector by Provisional Act No. 735/2016, enacted as Law No. 13,360/2016 which, among other measures, changed Chapter III of Law No. 12,783/2013, which relates to bidding for energy generation, transmission and distribution concessions.

The documents for Generation Auction No. 12/2015 on October 7, 2015, included two new regulatory provisions for the concessions renewal of existing power plants. The first provision granted an additional revenue to the concession holder in order to assure the power plant´s fast and cost effective renovations and reforms. This additional revenue is called “GAG Melhorias”, it was three times higher than the market expected. More on this issue can be found on the auction documents. The second provision was stipulated by Law No. 13,203/2015. The concession holder could avoid the risk of a severe drought (which implies in thermoelectric generation, therefore, higher costs) by paying a reasonable prize to the customers who would take that risk. As a result this law improved the projections of the concession´s cash flow and reduced the revenue loss due to thermoelectric complementation. CEMIG Holding’s Board of Directors authorized our participation in Generation Auction No. 12/2015, and CEMIG GT was successful at this auction, held at B3 on November 25, 2015. CEMIG won concessions for Lot ’D’ – which comprises the concessions for 18 hydroelectrical power plants: Três Marias, Salto Grande, Itutinga, Camargos, Cajuru, Gafanhoto, Martins, Marmelos, Joasal, Paciência, Piau, Coronel Domiciano, Tronqueiras, Peti, Dona Rita, Sinceridade, Neblina and Ervália. The total installed capacity of these plants is 699.5 MW, and their guaranteed basic offtake is 420.2 MW average.

These concession contracts have a term of 30 years beginning in January 2016 and expiring in January 2046 and, during the first half of 2016, were assigned by CEMIG GT to 7 wholly-owned subsidiaries created to handle the commercial operation of these concessions (CEMIG Geração Camargos, CEMIG Geração Itutinga, CEMIG Geração Três Marias, CEMIG Geração Volta Grande, CEMIG Geração Leste, CEMIG Geração Oeste and CEMIG Geração Sul).

Distribution contracts: In relation to the extension of the distribution concession contracts, CEMIG D, in accordance with Decree No. 7,805/2012 and Decree No. 8,461/2015, accepted the extension of its concession contracts, and signed the Fifth Amendment to its Concession Contract in December 2015. This amendment guarantees extension of the foregoing concessions for an additional 30 years, from January 1, 2016 until January 2, 2046. The new amendment also requires CEMIG’s compliance with more stringent rules regarding service quality and with respect to CEMIG’s economic and financial sustainability, which must be met during the full 30 years of the concession.

Such compliance will be annually assessed by ANEEL, and if there is non-compliance the concessionaire may be obliged to arrange for capital contributions by its controlling shareholders. Non-compliance for two consecutive years, or for a total of five non-consecutive years, will result in forfeiture (caducidade) of the concession.

Main Regulatory Authorities

National Energy Policy Council – CNPE

In August 1997, the CNPE was created to advise the Brazilian president regarding the development and creation of the national energy policy. CNPE is governed by the MME, and the majority of its members are officials from the Federal Government. CNPE was created to optimize the use of Brazil’s energy resources and to assure the supply of energy to the country.

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

National System Operator – ONS

The ONS was created in 1998 as a non-profit private entity comprising free customers, energy utilities engaged in the generation, transmission and distribution of energy, and other private participants such as importers and exporters. The New Industry Model Law granted the Federal Government the power to appoint three directors of the ONS, including the Director-general. The primary role of the ONS is to coordinate and control the generation and transmission operations in the interconnected power system, subject to ANEEL’s regulation and supervision.

Energy Trading Chamber – CCEE

One of the main roles of the CCEE is to run public auctions in the regulated market, including the auction of existing energy and new energy. Additionally, the CCEE is responsible, among other things, for: (1) registering all the power purchase agreements within the Regulated Market (CCEARs), and the agreements within the Free Market, and (2) accounting for and settling short-term transactions.

Under the New Industry Model Law, the price of energy in the spot market, known as the Differences Settlement Price (Preço de Liquidação de Diferenças, or “PLD”), takes into account factors similar to the ones used to determine the Wholesale Energy Market spot prices prior to the New Industry Model Law. Among these factors, the variation of the PLD will mainly vary according to the balance between the market supply and demand for energy, as well as the impact that any variation on this balance may have on the optimal use of the energy generation resources by the ONS.

The members of the CCEE are generators, distributors, trading agents and free customers, and its board of directors comprises four members appointed by these agents and one appointed by the MME, who is the chairman of the board of directors.

Energy Research Company – EPE

The Brazilian Federal Government created EPE by a decree enacted on August 16, 2004. It is a state-owned company, responsible for carrying out strategic research on the energy industry – including energy, oil, gas, coal and renewable energy sources. EPE is responsible for: (i) studying projections for the Brazilian energy matrix; (ii) preparing and publishing the national energy balance; (iii) identifying and quantifying energy resources; and (iv) obtaining the required environmental licenses for new generation concessionaires. EPE’s research supports the MME in its policymaking role in the domestic energy industry. EPE is also responsible for approving the technical qualification of new energy projects to be included in the related auctions.

Energy Sector Monitoring Committee – CMSE

Decree No. 5,175 enacted on August 9, 2004, established the Energy Sector Monitoring Committee, or CMSE, which acts under the direction of the MME. The CMSE is responsible for monitoring and permanently evaluating the continuity and security of energy supply conditions and for indicating necessary steps to correct identified problems.

Permanent Commission for Analysis of Methodologies and Computation Programs of the Electric Sector—CPAMP

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

Incentives for Alternative Sources of Power

In 2000, a federal decree created the Thermoelectric Priority Program (Programa Prioritário de Termeletricidade, or “PPT”), for the purpose of diversifying the Brazilian energy matrix and decreasing its strong dependency on hydroelectrical plants.

In 2002, the PROINFA Program was established by the Federal Government to create certain incentives for development of alternative sources of energy, such as wind energy projects, SHPs and biomass projects.

Law No. 9,427/96, as amended by Law No. 10,762/03, Law No. 13,097/15 and Law No. 13,360/16, further established that hydroelectrical plants with an installed capacity of 1MW or less, generation plants classified as a SHP, and those with qualifying solar, wind, biomass or cogeneration sources, with capacity injected into the grid no higher than 30 MW, used for independent production or self-production, will have the right to a discount of at least 50% on the rates for use of the transmission and distribution systems, charged on production and consumption of the energy sold. This legal provision was regulated by ANEEL through its Resolution Nos. 077/2004, 247/2006 and 271/2007.

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

Fuel Consumption Account – CCC

The Fuel Consumption Account (Conta de Consumo de Combustível, or “CCC”), was created in 1973 to generate financial reserves to cover the high costs associated with the use of thermoelectric energy plants, especially in the Northern Region of Brazil, due to the higher operating costs of thermoelectric plants compared to hydroelectrical plants. All energy companies were required to contribute annually to the CCC. Annual contributions were calculated on the basis of estimates of the cost of fuel needed by the thermoelectric energy plants in the following year. The CCC was then used to reimburse generators operating thermoelectric plants for a substantial portion of their fuel costs. The CCC was managed by Eletrobrás and as of May 2017, it has been managed by CCEE pursuant to Law No. 13,360/2016.

Charge for the Use of Water Resources

With the exception of Small Hydroelectrical plants, all hydroelectrical utilities in Brazil must pay fees to Brazilian States and Municipalities for the use of hydrological resources. The amounts are based on the amount of energy generated by each utility and are paid to the states and municipalities where the plant or the plant’s reservoir is located.

Energy Development Account – CDE

In 2002, the Federal Government created the CDE to be in effect for 25 years, funded by: (i) annual payments made by concessionaires for the use of public assets; (ii) penalties and fines imposed by ANEEL; and, (iii) since 2003, the annual fees to be paid by agents offering energy to final customers, by means of a charge to be added to the rates for the use of the transmission and distribution system. The amounts are adjusted annually. The CDE was created to support: (1) development of energy production throughout the country; (2) production of energy from alternative sources; and (3) universalization of energy services throughout Brazil. With the enactment of Law No. 12,783/2013, these fees were used to contribute to reduction of energy rates. Since May 2017 the CDE has been managed by CCEE pursuant to Law No. 13,360/2016.

Under the New Industry Model Law, failure to pay the contribution to the RGR, the PROINFA Program, the CDE or any payments for purchases of energy in the regulated market prevents the defaulting party from receiving a rate readjustment (except for an extraordinary review), or receiving resources arising from the RGR or CDE.

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

The Regulated Market Account

Contracts held by distribution companies for a total supply of approximately 8,600 MW expired in December 2012. These contracts had been executed in the first auctions of energy from existing supply sources in 2005, and the energy should have been re-contracted in a further auction, but the Brazilian Federal Government did not hold the auction in 2012, because it expected that, with the renewal of the concession contracts this supply would come from Assured Energy Quota Contracts. However, the energy supply that was renewed was lower than expected and the distribution companies were under-contracted by 2,000 MW in 2014, and by 2,500 MW in 2015. By 2016, the decrease of consumption of energy resulted in a balance between the power purchase agreements and the demand from distribution companies. The Regulated Market Account was established in 2014 to cover the exposure that distribution companies could have as a result of under-contracted amounts. By 2015, the lower consumption of energy eliminated the under-contracted shortfall and resulted in a more regular contracting level. Thus, the Regulated Market Account was not needed to cover the exposure of distribution companies during 2015.

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

The hydrological situation of the system in 2013 and 2014, as previously explained, raised the energy cost in the spot market to its highest level, causing the financial exposure of the distribution companies to reach billions of reais. Since the cost of the distribution companies’ exposure is passed through to customers only in the following year, this gap caused a problem in the companies’ cash flow. By 2015, the new price cap was lower than in 2014 and the “tariff flags” mechanism helped the distribution companies to balance their exposure so no new loan was necessary.

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

The ANEEL Resolution No. 1863/2015 defined the charges to be applied on the energy customers and the Resolution No. 2004/2015 later updated those charges. These loans were charged by means of the payment through CDE, and were inserted in the energy rates after the Annual Tariff Adjustment of each distribution company proportionally to their captive markets. Initially CEMIG D had 59 months to pay the loan, and in December of 2015, that period was updated to 47 months.

Energy Reallocation Mechanism

The Energy Reallocation Mechanism (Mecanismo de Realocação de Energia, or “MRE”), attempts to mitigate the risks involved in the generation of hydroelectrical power by mandating that all hydroelectrical power generators share the hydrological risks within the Brazilian grid. Under Brazilian law, the revenue from sales by generators does not depend on the amount of energy they in fact generate, but on the “Guaranteed Energy” or “Assured Energy” of each plant, indicated in each concession agreement.

Any imbalances between the power actually generated and the Assured Energy is covered by the MRE. In other words, the MRE reallocates the energy, transferring a surplus from those who generated in excess of their Assured Energy to those who generated less than their Assured Energy. The volume of energy actually generated by the plant, either more or less than the Assured Energy, is priced pursuant to an “Energy Optimization Rate,” which covers the operation and maintenance costs of the plant. This additional revenue or expense is accounted for on a monthly basis by each generator.

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

In 2014, Brazil was subject to very adverse hydrological conditions, which resulted in a lower level of hydroelectrical generation, and on the full utilization of thermoelectric plants of the system, as noted above. This led the plants of the MRE to generate at levels below their physical guarantee levels, causing an exposure for the generation companies to the short-term market. The proportion of the exposure is calculated by the ratio between the energy generated by all the plants of the MRE and the total of all the physical guarantees. This ratio is called the Generation Scaling Factor (“GSF”) (Fator de ajuste da energia). In 2014, the GSF was 0.91, which indicates that the generation companies had their physical guarantee reduced by 9% in that year. In 2015, this exposure continued to occur, despite of a slightly better hydrology, but with the continued thermal dispatch and lower energy consumption the GSF closed the year at 0.84.

During 2015, the low values of GSFs along with high spot prices again left producers of hydroelectrical generation with high financial exposure. Thus, starting in March 2015, generators began to obtain court injunctions to prevent such exposure. Such injunctions claimed that the GSF’s calculation methodology was incorrect and that it caused undue exposure to producers. From March to September, there was an exponential increase in the number of injunctions issued, which led to a paralysis of the market. In order to address this situation, the Brazilian Federal Government proposed (by means of Provisional Act No. 688) the renegotiation of the hydrological risk, enabling generators with Free Market contracts to transfer the exposure to customers in exchange for a risk’s premium payment to be deposited in the so-called tariff band deposit account (the tariff band surcharges are deposited in such account and transferred to the distribution concessionaires) and would be indemnified for the losses suffered in 2015 by means of, among other measures, an extension of their power generation grants (concessions or authorizations, as the case may be) for up to 15 years. In other words, hydroelectrical power plants would recover the costs incurred with GSF deficits retroactively to January 2015, and such recovery would form a “regulatory asset,” which would be amortized over the term of the concession/authorization. If the remaining concession/authorization period is insufficient (i.e. not long enough to amortize the regulatory asset), generating companies would have a concession/authorization extension (limited to 15 years). To be able to use the mechanism the companies have to waive all claims filed and all injunctions obtained, as well as waive any further rights they would have in connection with any such legal action. This mechanism enabled plants with contracts signed in the regulated market and the free market to renegotiate them. However, the system and mechanism for renegotiating are different in the two markets. In both, this mechanism functions as a hedge, in which the generators bear the high cost of reserve of energy, and they receive the amount stipulated by the spot market price for their generation.
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

In 2017, the average GSF stood at 0.815. As in prior years, low demand, lower hydroelectrical generation and higher generation by the thermal, wind and solar plants impacted the GSF.

Charges for Use of the Distribution and Transmission Systems

ANEEL oversees rate regulations that govern access to the distribution and transmission systems and establish rates: (i) TUSD; and (ii) TUST. Additionally, distribution companies of the South, South-East and Midwest parts of the grid pay specific charges for transmission of energy generated at Itaipu. All these rates and charges are set by ANEEL. The following is a summary of each rate or charge:

TUSD

TUSD is paid to a distribution company by generation companies, other distribution companies and customers, for the use of the distribution system to which they are connected. It is adjusted annually according to an inflation index, the variation in transmission costs, and regulatory charges. This adjustment is passed to customers of the distribution network in the Annual Rate Adjustment or Reviews.

TUST

The TUST is paid by generators, distributors and free customers, for the use of the basic transmission grid to which they are connected. It is adjusted annually according to an inflation index and taking into account any adjustment to the annual revenue of the transmission companies. According to criteria established by ANEEL, owners of the different parts of the transmission grid were required to transfer the coordination of their facilities to the ONS in return for receiving regulated payments from the transmission system users. Generation and distribution companies, and free customers, also pay a fee for exclusive transmission connections to some transmission companies. The fee is set by the regulator for a 12-month period and it is paid monthly through the issuance of invoices.

Distribution rates

Distribution rates are subject to review by ANEEL, which has the authority to adjust and review rates in response to changes in energy purchase costs, charges payments or transmissions payments, or other factors related to market conditions. ANEEL divides the costs of all distribution companies into: (1) costs that are beyond the control of the distributor, or “Portion A” costs; and (2) costs that are under the control of the distributor, or “Portion B” costs. The rate adjustment is based on a formula that takes into account the division of costs between the two categories.

Portion A costs include, among others, the following:

•	Regulatory Charges (CDE, TFSEE and PROINFA);

•	Costs of energy purchased for resale (CCEARs, power from Itaipu, and bilateral agreements); and

•	Transmission charges (National grid, the Transmission Frontier grid, transport of energy from Itaipu, use of network for connection to other transmission companies, use of networks of other distribution companies, and the ONS).

Portion B costs are those that are within the utility’s control, and include:

•	return on investment;

•	taxes;

•	regulatory default;

•	depreciation costs; and

•	costs of operation of the distribution system.

In general, Portion A costs are fully passed through to customers. Portion B costs, however, are adjusted for inflation in accordance with the IPCA inflation index adjusted by the X Factor. Energy distribution companies, according to their concession contracts, are also entitled to periodic reviews. These reviews mainly aim: (i) to ensure necessary revenues to cover efficient Portion B operational costs and adequate compensation for investments deemed essential for the services within the scope of each company’s concession; and (2) to determine the X factor.

The X factor is used to adjust the proportion of the change in the IPCA index that is used in the annual adjustments and to share the company’s productivity gains with final customers.

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

You should read the information contained in this section together with our consolidated financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, contained elsewhere in this annual report. The following discussion is based on our consolidated financial statements, which have been prepared in accordance with IFRS and presented in reais.

Basis of Measurement

The consolidated financial statements have been prepared based on historical cost, with the exception of the following material items recorded in the statement of financial position:

•	Derivative financial assets measured at fair value through profit or loss

•	Financial assets held for trading measured at fair value.

•	Concession financial assets measured by the New Replacement Value (“VNR”), equivalent to fair value.

•	Financial liabilities related to put options, measured at fair value through the Black-Scholes-Merton model.

New accounting standards and interpretations

The following standards that were effective on or after January 1, 2017:

•	Amendments to IAS 12, Income Taxes – Recognition of deferred tax assets for unrealized losses.

•	Disclosure Initiative (Amendments to IAS 7, Statement of cash flows), require entities to provide disclosure of changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses)

The application of these amendments had no significant impact on the amounts recognized in the consolidated financial statements.

Standards issued but not yet effective on December 31, 2017

Effective starting January 1, 2018:

•	Amendments to IFRS 10 and IAS 28 – Sale or contribution of assets between an investor and its associate or joint venture: Deal with situations that involve sale or contribution of assets between an investor and its associate or joint venture.

The Company does not expect significant impacts on its financial statements as a result of adoption of these amendments.

•	IFRS 9 – Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Except for hedge accounting, retrospective application is required but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

The Company made an assessment of the potential effects of adoption of IFRS 9 and does not expect significant impacts on its financial statements, except as to the impairment of accounts receivable from customers.

Classification and measurement

The Company expects to continue measuring at fair value all financial assets that are currently measured at fair value. For financial assets currently classified in accordance with IAS 39 as loans and receivables (the objective of the business model of which in accordance with IFRS 9 is to raise contractual cash flows, representing only payments of principal and interest), the Company has concluded that these financial instruments comply with the criteria for measurement and classification under the amortized cost. For this reason, no change in the method of measurement of these instruments is expected.

Impairment

IFRS 9 requires the Company to record expected losses on all its financial assets instead of an incurred losses approach.

The provisions for expected losses will be measured based on the losses expected in the next 12 months, as a function of the potential default events, or losses of credit expected for the whole life of a financial instrument, if the credit risk has significantly increased since its initial recognition. The Company have adopted, in its analyses, a simplified approach, considering that the balance of its accounts receivable from clients do not have a significant financing component, and have calculated the expectation of loss considering the historic average of non-collection over the total billed in each month (based on the last 12 months of billing), segregated by type of client and projected for the next 12 months, taking into account the aging of receivables, including those not yet due. The estimated loss for the past due balances of customers who renegotiated their debt has been calculated based on the maturity date of the original invoice, with the new terms negotiated not being taken into account. For the balances that are more than 12 months past due, expectation of total loss was assumed.

The Company estimates that the adoption of this new pronouncement will have an impact, mainly, on the expected losses from its receivables doubtful accounts. The estimated effects at January 1, 2018 arising from adoption of IFRS 9, resulted in an increase in the provision for doubtful accounts and a corresponding effect in Equity, as follows:

Jan. 1, 2018
Customers and Traders; Transport of energy	195

195

•	IFRS 15– Revenue from contracts with customers

IFRS 15 – Revenue from contracts with clients was issued in May 2014, and amended in April 2016, and establishes a five-step model to account for revenues arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount which reflects the consideration to which an entity expects to be entitled in exchange for transfering goods or services to a customer. This new pronouncement will supersede all current requirements for recognition of revenue under the IFRS. Additionally, IFRS 15 establishes requirements for more detailed presentation and disclosure than the standards currently in effect.

Either a full retrospective application or a modified restrospective application is required for annual periods starting January 1, 2018. The Company plans to adopt the new standard on the requierd effective date using the modified retrospective method.

The Company performed a preliminary assessment application of the five steps for recognition and measurement of revenue, as required by IFRS 15:

•	Identify the contracts signed with its customers;

•	Identify the performance obligations in each type of contract;

•	Determine the price of each type of transaction;

•	Allocate the price and to the performance obligations contained in the contract; and

•	Recognize the revenue when (or to the extent that) the entity satisfies each performance obligation of the contract.

The Company expects no material impacts in the adoption of the new standard, except for reclassification of the penalties for performance indicators, from operating expenses to an account reducing revenue for availability of the energy network. Below is a detailed analysis of Revenues from contracts with customers:

•	Revenues from supply of energy, and Revenue from use of the network – Captive customers

Revenues from sale of energy are recorded based on the energy delivered and the tariffs specified in the terms of the contract or in effect in the market. Revenues from retail supply of energy to final customers are recorded when the delivery has taken place. The billing is carried out monthly. Unbilled retail supply of energy, from the period between the last billing and the end of each month, is estimated based on the consumption from the previous month or the contractual amounts. The differences between the estimated amounts accrued and the actual accrued revenues are recorded in the following month. Historically, these have not been significant.

Under IFRS 15, The Company have to recognize the revenue from a contract with a customer when the expectation of receipt is probable, taking into account the client’s intention to pay. If the expectation is non-receipt, the Company is required to assess whether the related revenue will be presented net of estimated losses.

Cemig D is subject to a penalty if certain power supply continuity indicators are not met. These penalties include an obligation to reimburse clients through a discount on energy bills.

Based on the new standard, which states that revenue must be recorded net of any discount, reductions, restitutions, credits, price concessions, incentives, performance bonuses, penalties or other similar items, these reimbursements will be presented as a reduction of revenue from supply of energy, and no longer as operating expense.

Currently, these reimbursements are accounted as an operating expense, however, under the new standard they will be recorded as a reduction of revenue. These reimbursements amounted to R$ 41 million for the year ended December 31, 2017 (R$ 48 million for the year ended December 31, 2016).

•	Revenue from Use of Distribution Systems (the TUSD charge) – Free Clients

A significant proportion of the large industrial constumers in the concession areas of Cemig D are now ‘Free Customers’ – energy is sold to them by the Cemig group’s generation and transmission company, Cemig GT, as well as by other generators. Thus, the charges for the use of the distribution network (‘TUSD’) of these Free customers are charged separately from the posting under this line. The charge occurs as a function of the client’s power level demand, which is linked to consumption, and the fair value of the consideration is calculated according to the tariff for use of the system, which is set by the regulator, Aneel.

•	Supply of gas

Revenues from the supply of gas are determined based on the volume sold and the tariffs specified in the contractual terms or terms in force in the market, and billing is monthly.

•	Other operating revenues

Provision of services:

We believe that the provision of services, such as new connections, customers meters and inspections are not a distinct service rended along with the supply of energy stipulated in the contract, therefore, there’s a single performance obligation, which is the supply of energy.

Sharing of infrastructure:

‘Sharing of infrastructure’ means the joint use, by agents of the energy, telecoms or oil sectors, of facilities built to serve as a base for the provision of public services, generating shared employment of posts, towers, ducts/pipelines, urban subsoil, conduits and administrative easements.

Fixing at the point of use is the performance obligation, which is charged monthly in accordance with utilization.

•	Other revenues

The Other revenues are mainly related to the Portion A Costs Variation Offsetting Account (CVA account), energy transactions in the CCEE, transmission revenue, construction revenue, revenue from indemnity and revenue from telecommunications. The Company believes that the application of the new standard will not have a significant impact in the revenue recognition of these revenue sources.

•	Requirements for presentation and disclosure

The disclosure requirements of the new standard represent a change from the current practice, and will increase the volume of disclosures required in the consolidated financial statements of the Company. Many of the disclosure requirements are new, therefore, the Company expects that the disclosures will be expanded, even if the quantitative impact of the adoption of the new standard is not significant.

In effect for annual periods starting on or after January 1, 2019:

•	IFRS 16 – Leases –Lessees will have to recognize the liability for future payment and a right of use of the leased asset for practically all lease contracts, including those currently classified as operating lease contracts.

The Company is currently evaluating the effects of the application of this new standard.

Summary of significant accounting policies

The accounting policies described in detail below have been applied consistently in all the periods presented in these consolidated financial statement, in accordance with IFRS.

The accounting policies relating to the Company’s present operations that require judgment and the use of specific valuation criteria are the following:

•	Financial instruments

Derivative financial instruments (put options): The options to sell units in FIP Melbourne and FIP Malbec (‘the SAAG Put’) and the options to sell shares in RME (‘the Parati Put’) have been measured at fair value using the Black-Scholes-Merton (BSM) model at the balance sheet date.

Derivative financial instruments (swap transactions): The Company, through its subsidiary Cemig GT, maintains derivative hedge instruments to mitigate its exposure to the risk of changes in exchange rates. Derivatives are recognized initially at their fair value and the attributable transaction costs are recognized in the Statement of income when they are incurred. After initial recognition, derivatives are measured at fair value and changes in fair value are accounted for in the Statement of income.

Share capital: The rights to minimum dividends which preferred shares are entitled to are described in Note 25 to the consolidated financial statement.

Financial instruments available for sale: As from December 31, 2012, assets in this category include the financial assets of the transmission and distribution concession that were subject to Law 12,783 (of January 11, 2013). They are measured at New Replacement Value (Valor Novo de Reposição, or VNR), which is their fair value. The Company recognizes a financial asset resulting from a concession contract when it has an unconditional contractual right to receive cash or another financial asset from, or under the direction of, the concession grantor for the services of construction or improvement provided.

Loans and receivables: Loans and receivables include: cash equivalents, credits payable by Customers and traders, and concession holders (transport of energy), tied funds, escrow deposits, Concession financial assets, amounts receivable from related parties, and CVA credits and Other financial components in tariff adjustments.

Cash and cash equivalents: includes balances of cash; bank deposits; and highly liquid investments with original maturity of three months or less, which are subject to an insignificant risk in change of value. Cash and cash equivalents are maintained for the purpose of meeting cash equirements in the short term and not for investment or other purposes.

•	Customers and traders; Concession holders (power transport)

Accounts receivable from Customers, Traders, and concession holders (for transport of power) are initially recorded at the value of the energy supplied and measured at amortized cost.

The allowance for doubtful receivables, for low and medium voltage customers, is based on estimates by Management, in an amount sufficient to cover probable losses. The principal criteria set by the Company are: (i) For customers with significant balances, the reveivable balance is analyzed in light of the historical information, negotiations in progress, and provided guarantees. (ii) For other customers, the following are fully provisioned: Receivables from residential constumers that are more than 90 days past due; receivables from commercial customers that are more than 180 days past due; and receivables that are more than 360 days past due from other customers.

For large customers an individual analysis is made in relation to each customer, including the actions in progress aiming to collect the outstanding balances.

•	Investments

The Company has investments in associates and joint ventures.

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of an entity, but is not control or joint control over those policies.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

These investments are accounted for under the equity method and are, initially, recognized at cost.

The investments balance include the intangible assets representing the right to commercial operation of the regulated activity identified upon, net of any accumulated impairment.

•	Concession assets

Distribution activity: concession intangible assets are amortized during the concession period, as provided for in IFRIC 12 – Concession contracts.

Cemig D recognizes a financial assets corresponding to the residual value of the intangible asset at the end of the concession, representing an unconditional right to receive cash or other financial asset directly from the grantor.

In order to determine the amortization period of the concession intangible asset, Cemig D considered that the concession agreement was extended for an additional period of 30 years, as described in more detail in Note 4.

Additions to the concession infrastructure are initially recorded at cost, including capitalized borrowing costs, and represent the acquisition cost of the Intangible assets. When the assets start operations they are split into financial assets and intangible assets, according to the criterion mentioned in the previous paragraphs. The portion of the assets that is recorded in financial assets is measured based replacement cost, which is fair value.

Transmission activity: Concession contracts entered into by the Company, determine that the concessionaire has an unconditional contractual right to receive cash or another financial asset directly from, or on behalf, of the grantor, therefore, Cemig records a financial asset, during the period of construction of lines and for the transmission revenue to be received during the concession period, at fair value, in accordance with IFRIC 12 – Concession contracts.

The infrastructure construction costs is recognized in the Statement of income when incurred, and construction revenue is recorded based on the stage of completion of the work, including the taxes applicable to the revenue, and any profit margin.

Invoiced amounts as per the Permitted Annual Revenue (RAP), is recorded as revenue for the portion relating the operation and maintenance of the infrastructure assets, at fair value, and as a reduction of the financial asset for portion relating to the construction revenue recognize, as described above.

Additional expenditures incurred for purposes of capital expansion and improvements to the transmission infrastructure are recogbized as a financial asset.

As a condition for the renewal of the old transmission concessions, as described in more detail in Note 4, the residual value of the majority of the transmission assets recognized under the old concessions will be the subject of reimbursement by the Concession grantor, having already been written down on December 31, 2012, and an financial asset was recognized for the estimated amount to be received through the RAP.

Gas distribution activity: concession intangible assets are amortized during the concession period, as provided for in IFRIC 12 – Concession contracts.

The amortization reflects the pattern in which future economic benefits of the asset are expected to be consumed by the Company. The consumption pattern of the assets are related to the economic useful lives of each of the underlying assets that comprise the concession. This economic useful life is also used by the regulator to determine the basis for measuring the tariff for rendering the services of the concession.

Cemig recognizes a financial assets corresponding to the residual value of the intangible asset at the end of the concession, representing an unconditional right to receive cash or other financial asset directly from the grantor.

•	Intangible assets

Intangible assets is mainly comprised of the assets relating to the concession contract for services, described above, and software. They are measured at total acquisition cost, including capitalized borrowing costs, less accumulated amortization.

•	Property, plant and equipment

Property, plant and equipment are valued at acquisition cost, including deemed cost (upon initial application of IFRSs), and capitalized borrowing costs, less accumulated depreciation.

Depreciation is calculated on a straight-line basis, using the rates that reflect the estimated useful life of the assets, limited in certain situations to the period of the concession contracts to which they relate to. The main rates are shown in Note 17.

Gains and losses resulting from the disposal of a property, plant and equipment, are measured as the difference between the net proceeds obtained from the sale and the asset’s book value, and are recognized in the Statement of income the asset is disposed of.

•	Impairment

In assessing impairment of financial assets, the Company uses historic trends of the probability of default, timing of recovery and the amounts of loss incurred, adjusted to reflect management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historic trends.

Additionally, management revises, annually, the carrying value of the non-financial assets, for the purpose of assessing the existence of events or changes in the economic, operational or technological conditions that could lead to an impairment. When such events are identified and when the carrying value of an asset exceeds the recoverable value, am impairment loss is recognized, adjusting the carrying value of the asset to its recoverable value. The recoverable value of an asset or cash generating unit is defined as being the higher of its value in use or its fair value less costs to sell.

On December 31, 2017 no indications were observed that might indicate that the Company’s assets might be impaired.

•	Employees benefits

The liability recorded in the statement of financial position related the Company’s retirement benefit pension plan obligations, is the greater of: (a) the debt agreed upon with the pension plan for amortization of the actuarial obligations, and (b) the present value of the actuarial obligation, as calculated by a qualified actuary, less the fair value of the plan’s assets, and adjusted for unrecognized actuarial gains and losses. Expenses related to the debt agreed upon with the pension trust fund were recorde in Finance income (expenses), because they represent financial interest and inflation adjustment. Other expenses relates to the pension fund were recorded as operating expenses.

The actuarial gains and losses arising as a result of experience and on changes in actuarial assumptions are recognized in Other comprehensive income.

Short-term benefits to employees: Employees’ profit sharing as determined in the Company’s by-laws are provisioned in accordance with the collective agreement established with the employees’ union and recorded in Employees’ and managers’ profit sharing in the Statement of income .

•	Income tax and Social Contribution tax

Current: Advances, or amounts subject to offsetting, are presentend as current or non-current assets, in accordance with the expected date of their realization and through the reporting period on which date case taxes duly calculated and offseted against advances made.

Deferred: Deferred tax liabilities are recognized for all temporary tax differences. Deferred tax assets are recognized for all the temporary differences to the extent that it is probable that future taxable profit will be available agains which the temporary differences will be reversed.

Deferred income tax and social contribution tax assets are reviewed at reporting date, and are reduced to the extent that their realization is no longer probable.

•	Operating revenue

Revenues derived from the company’s businesses in the energy, gas, telecommunications and other sectors, revenues are recognized when there is persuasive evidence of agreements, when delivery of merchandise takes place or when the services are provided, the prices are fixed or determinable, and collection is reasonably assured, independently of whether collections have actually been received.

Revenues from sale of energy are recorded based on the energy delivered and the tariffs specified in the terms of the contract or in effect in the market. Revenues from retail supply of energy to final customers are recorded when the delivery has taken place. The billing is carried out monthly. Unbilled retail supply of energy, from the period between the last billing and the end of each month, is estimated based on the consumption from the previous month or the contractual amounts. The differences between the estimated amounts accrued and the actual revenues are recorded in the following month. Historically, these have not been significant.

Revenue from the supply of energy to the Brazilian grid system is recorded when the delivery has taken place and is invoiced to customers on a monthly basis, in accordance with the payment schedules specified in the concession agreement.

For the transmission concessions, the fair value of the operation and maintenance of the transmission lines and the remuneration of the financial asset are recorded as revenue in the Statement of income each month.

The services provided include charges for connection and other related services; the revenues are accounted for when services are rendered.

The ‘Portion A’ revenue and the Other financial items related to tariff adjustments are recognized in the Statement of income when the costs effectively incurred are different from those incorporated into the energy distribution tariff. For more details, see Note 15.

The gain on adjustment of expectation of cash flow from the indemnifiable financial asset of the distribution concession arising from the difference in the fair value of the Remuneration Asset Base is presented as operating revenue, together with the other revenues related to the Company’s end-activity of Cemig D.

•	Finance income and expenses

Finance income is mainly comprised of interest income on funds invested, monetary adjustments on over due receivables, monetary adjustments on the concession financial assets and and interest income on other financial assets. Interest income is recognized in the Statement of income using the effective interest method.

Finance expenses include: interest expense on borrowings; and foreign exchange and monetary adjustments on borrowing costs of debt, financings and debentures. Interest expense on the Company’s borrowings that is not capitalized is recognized in the Statement of income using the effective interest method.

•	Segment reporting

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

Segment capital expenditure is the total cost incurred during the year to acquire: the Concession financial assets , Intangible assets, and Property, plant and equipment.

Principal Factors Affecting our Financial Performance

Analysis of Energy Sales and Cost of Energy Purchased

Energy tariffs in Brazil, related to energy distribution companies’ sales to regulated customers, are set by ANEEL, which has the authority to readjust and review tariffs in accordance with the applicable provisions of the concession contracts. See “Item 4: The Brazilian Power Industry—Tariffs”.

We charge regulated customers for their actual energy consumption during each 30-day billing period at specified rates. Certain large industrial customers are charged according to the energy capacity contractually made available to them by us, with adjustments to those tariffs according to consumption during peak demand time as well as capacity requirements that exceed the contracted amount.

In general, tariffs on energy that we purchase are determined by reference to the capacity contracted for as well as the volumes actually used.

The following table sets forth the average rate (in reais per MWh) and volume (by GWh) components of energy sales and purchases for the periods indicated. The term “average rate” refers to revenues for the relevant class of customers divided by the MWh used by such class and does not necessarily reflect actual rates and usage by a specific class of end-users during any particular period.

	Year ended December 31,
	2017	2016	2015
Energy sales:
Average rate to final customers (R$/MWh)
Industrial rate	276.27	276.80	251.69
Residential rate	783.53	788.52	742.42
Commercial rate	578.36	663.17	614.86
Rural rate	446.09	409.23	416.27
Public services rate and others	469.17	464.45	473.41
Total sales to final customers (GWh)
Industrial customers	17,761	19,494	22,969
Residential customers	10,008	9,916	9,830
Commercial customers	7,508	6,573	6,434
Rural customers	3,651	3,575	3,380
Public services and other customers	3,534	3,488	3,422
Average rate (R$/MWh)	479.90	474.85	441.03
Total revenues (R$million)	20,438	20,458	20,319
Sales to distributors:
Volume (GWh)	12,777	12,509	10,831
Average rate (R$/MWh)	255.37	237.61	203.77
Total revenues (R$million)	3,263	2,972	2,207

Distribution Tariffs

Our operating results have been significantly affected by fluctuations in the levels of tariffs that CEMIG D is authorized to charge for distribution of energy. The process of setting tariffs in Brazil has been influenced, historically, by government attempts to control inflation. With the restructuring of the Brazilian energy sector, which began in 1995, and under the terms of the renewal of the concession contract that we signed with ANEEL in 1997, there have been significant changes in the process of setting tariffs.

CEMIG D’s tariff review takes place every five years and has the objective of re-evaluating the company’s manageable costs, which primarily include the operating costs and the costs of fixed assets that comprise the remuneration and depreciation of these assets. In the tariff review, the regulator applies the methodology for defining efficient operating costs and evaluates the incremental investments made in the asset base since the last review, as well as the write-offs and depreciation of the existing assets, composing a new remuneration base.

On May 23, 2017, ANEEL defined the annual tariff adjustment for CEMIG D: an average decrease of 10.66%. Such decrease had the following components: (i) an increase of 1.29% due to the Tariff Adjustment Index; (ii) a decrease of 5.27% due to the variation in Portion A costs (CVA – non-manageable costs); and (iii) a decrease of 6.68% related to other financial adjustments. The average annual tariff adjustments of CEMIG D in 2017, 2016 and 2015, and the revisions of their respective components were as follows:

	2017	2016	2015
Average annual/periodic tariff adjustment	(10.66)%	3.78%	35.83%
Components
Tariff adjustment index	1.29%	0.20%	29.99%
Inter-year variation in fixed costs (CVA)	(5.27)%	4.19%	6.97%
Other financial adjustments	(6.68)%	0.61%	(1.12)%

On February 27, 2015, ANEEL defined new rates for energy distributors. This adjustment was made by an Extraordinary Tariff, applicable to all distributors. This adjustment applied a specific and simplified calculation procedure to treat material change costs of CDE and power purchase. For CEMIG, this tariff adjustment represented an increase of 28.8% in their tariffs, effective from March 2, 2015 to April 7, 2015.

On April 8, 2015, ANEEL determined the annual tariff adjustment to be applied to CEMIG D. This adjustment resulted in an average increase of 12.61% in energy tariffs paid by CEMIG D’s customers, effective from April 8, 2015 to April 7, 2016.

On May 24, 2016, ANEEL determined that the annual tariff adjustment should be applied to the tariffs of CEMIG D. The result was an average increase in customer energy tariffs by 3.78%, in effect as of May 28, 2016 and until May 27, 2017.

On May 23, 2017, ANEEL determined that the annual tariff adjustment should be applied to the tariffs of CEMIG D. The result was an average reduction of 10.66% in customer energy tariffs, in effect as of May 28, 2017 and until May 27, 2018.

The result of the tariff review will become effective as of May 28, 2018, and the revenue to cover the manageable costs defined in this review will be valid for a period of five years being readjusted annually by the IPCA minus the X Factor, which is the average productivity for the distribution sector in Brazil, plus some adjustments. For CEMIG D, we expect an improvement in Parcel B revenue in the 2018 tariff review due to: (1) incorporation of the Risk Remuneration methodology of Special Obligations, which are assets incorporated with third-party capital; (2) increase in the net remuneration base resulting from the investments made in the 2013 to 2018 cycle; and (3) increase in revenue to cover CAIMI (Custo Anual de Instalações Móveis e Imóveis) due to changes in methodology by ANEEL.

Transmission Rates

The revenue adjustment of the energy transmission grids owned by CEMIG, as specified by the concession contract, is made annually in June. The concession contract previously established a four-year period between periodic revisions. Law No. 12,783/2013 determined the extension of concessions of distribution and transmission services which were established under §5º of article 17 of Law No. 9,074/1995, and this extension occurred based on the granting authority decision, for the term of 30 years. As a result the concession agreements were amended and the term to provide the periodic revisions changed to a frequency of every five years, from 2013 onward. In 2010, ANEEL approved the results for the second periodic revision, again with a reassessment of the entire asset base of CEMIG GT. The results were released by means of Resolution No. 988 enacted on June 18, 2010, setting a decrease in annual revenue of 15.88%. This was retroactively applied to 2009, since the regulator had been working on the definition of the rules to be applied for this revision.

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

In July 2016, CEMIG GT’s RAP was increased by 26.2%, as a result of an inflation adjustment to the revenue previously approved based on the IPCA index, and also due to recognition of new improvements strengthening the transmission network. The substation that had been put out to tender, CEMIG Itajubá, concession contract No. 079/2000, was awarded a positive adjustment of 3.0%. The increase for the Itajubá facility was lower than average inflation as measured by the IGP-M index, due to the reduction of the RAP for this concession starting on the first half of 2017. This reduction was established in concession contract No. 079/200 determining that the structure of the cash flow from the operations was higher in the first fifteen years, so the investors could face the higher debt from the financial structure in the beginning of the concession period.The approved revenue for the 2016-17 period, for the two concessions, is an aggregate of R$334 million. The approved Revenue for the 2017/18 cycle of the two concessions totals R $ 709 million, of which R$ 371 million correspond to the cost of unincorporated capital.

In July 2017, CEMIG GT’s RAP was increased by 131.3%, as a result of an inflation adjustment to the revenue previously approved based on the IPCA index, recognition of new improvements strengthening the transmission network and also the addition of the cost of non incorporated capital after the concession renewal, according to the MME Decree No. 120/2016. Desconsidering the non incorporated capital cost on the RAP, the readjustment would be an increase of 6.5%. In CEMIG Itajubá case (concession contract No. 079/2000) was awarded a negative adjustment of 41.2%. The concession contract No. 079/2000 provides that for the first 15 years of the concession the RAP will be flat and thereafter for the following 15 years the RAP will be 50% of the value during the first 15 years. At the time of such negative adjustment of 41.2% all our assets under the concession contract No. 079/2000 already had a 15 year lifetime (some of them had already met this margin on the previous cycle), the RAP had a negative adjustment close to 50%.

Government Measures to Compensate Energy Concession Holders due to shortages

During the winter (dry season) of 2015, the climate began to change due to the effect of “El Niño” (climate phenomenon that occurs when Pacific Ocean gets warmer than average). This phenomenon affects the rain in Brazil bringing more rain to the south and less to the north and northeast. With rain in the south being above average from June through December, the system ended 2015 with a reservoir condition better than it did in 2014. By 2016, still under El Niño’s effect the Southeast had an above historic average rainfall in January leading to a great recover in the south east reservoir. Due to these improved conditions for hydroelectrical generation, in February 2016 the ONS began to reduce thermoelectric generation.

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

In 2017, as in 2015, the system experienced low flows during the dry period, which prevented the principal reservoirs to recover. At the end of April, storage in the national grid system was close to 40% of its maximum capacity. In this scenario of low storage and low flows prices were high, which increased dispatching of the thermoelectric plants. The northeastern region which continued to have shortages of low rainfall. In 2017, the average spot price (PLD) in the system was R$ 324.17/MWh, with a ceiling of R$ 533.82/MWh.

Exchange Rates

Substantially all of our revenues and operating expenses are denominated in reais. However, we have some foreign currency-denominated debt. As a result, in reporting periods when the real declines against the U.S. dollar or other foreign currencies in which our debt is denominated, our operating results and financial position are adversely affected. Foreign exchange gain or loss and monetary variation gain or loss may impact our results of operations in periods in which there are wide swings in the value of the real related to the U.S. dollar or high inflation. We have a number of financial and other contracts under which we own, or are entitled to, amounts in respect of monetary variation as measured by an index of price inflation in Brazil.

Operating Results

Year Ended December 31, 2017 compared to the Year Ended December 31, 2016

Net operating revenues

Net operating revenues increased by 15.66% from R$18,773 million in 2016 to R$21,712 million in 2017 mainly due to a positive effect of R$988 million in CVA (compensation for changes in ‘Portion A’ items ) and Other financial components in tariff increases in 2017 as compared to a negative effect of R$ 1,455 million in 2016. Such variation in CVA (compensation for changes in ‘Portion A’ items) and Other financial compenents in tariff revenues was mainly due to the increase in the costs of acquiring energy at auction in 2017, as compared to the costs used as the basis for tariffs. This generated a financial asset for CEMIG, which, in turn, resulted in an amount to be reimbursed by customers in the next tariff adjustment.

	2017	% of net operating revenues	2016	% of net operating revenues	2017 versus 2016%
	(in millions of R$)		(in millions of R$)
Energy sales to final customers	20,438	94.1	20,458	109.0	0.10
Revenue from wholesale supply to other concession holders	3,263	15.0	2,972	15.8	9.79
CVA (compensation for changes in ‘Portion A’ items ) and Other financial components in tariff increases	988	4.6	(1,455)	(7.8)	—
Revenue from use of the energy distribution systems – TUSD	1,611	7.4	1,705	9.1	(5.51)
Transmission concession revenue	371	1.7	312	1.7	18.91
Transmission indemnity revenue	373	1.7	751	4.0	(50.33)
Generation indemnity revenue	272	1.3	—	—	—
Adjustment to expectation of cash flow from indemnifiable Financial asset of the distribution concession	9	0.1	8	—	12.50
Revenue from financial updating of the Concession Grant Fee	317	1.5	300	1.6	5.67
Construction revenues	1,119	5.1	1,193	6.4	(6.20)
Transactions in energy on the CCEE	860	4.0	161	0.9	334.16
Supply of gas	1,759	8.1	1,444	7.7	21.81
Other operating revenues	1,483	6.8	1,421	7.6	4.36
Deductions on revenue	(11,151)	(51.4)	(10,497)	(55.9)	6.23
Total net operating revenue	21,712	100.0	18,773	100.0	15,66

Energy sales to final customers

Total revenue from energy sales to final customers (excluding CEMIG’s own consumption) was R$20,438 million in 2017, representing an increase of 0.10% as compared to 2016 (R$20,458 million).

The main items that affected total revenue from energy sales to final customers were:

•	The Annual Tariff Adjustment for CEMIG D, with average increase on customer tariffs of 3.78%, effective from May 28, 2016 (full effect in 2017).

•	The Annual Tariff Adjustment for CEMIG D, with average decrease on customer tariffs of 10.66%, effective from May 28, 2017.

•	Increase of Customer charges – ‘Tariff Flag’ amounts, to R$ 454 million in 2017, compared to R$ 360 million in 2016, due to the low level of reservoirs in the hydroelectrical reservoir water storage levels, with the activation of the yellow and red flags, which led to a higher collection in 2017 of additional charges related to the flags.

•	Volume of energy sold in 2017 was 1.36% lower than in 2016.

Market Evolution

The total sales of CEMIG’s consolidated energy market comprises of sales to: (i) regulated customers in our concession area in the State of Minas Gerais, (ii) free customers in both the State of Minas Gerais and other states of Brazil, in the Free Market, (iii) other agents of the energy sector – traders, generators and independent power producers, also in the Free Market, (iv) distributors, in the Regulated Market; and (v) sales on the CCEE, eliminating transactions between companies of the CEMIG Group.

As illustrated in the table below, the total volume of energy sold by CEMIG in 2017 decreased by 0.57% as compared to 2016:

	GWh
	2017	2016	Var %
Residential	10,008	9,916	0.93
Industrial	17,761	19,494	(8.89)
Commercial, Services and Others	7,507	6,573	14.21
Rural	3,651	3,575	2.13
Public Power	866	886	(2.26)
Public Illumination	1,367	1,350	1.26
Public Service	1,301	1,252	3.91
Subtotal	42,461	43,046	(1.36)
Own Consumption	37	37	—
	42,499	43,083	(1.36)
Supply to Other Concessionaires (1)	12,777	12,509	2.15
Total	55,276	55,592	(0.57)

(1)	Includes Regulated Market Energy Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Comments on the various customer categories:

Residential: Residential consumption in 2017 was 0.92% higher than in 2016. This increase is primarily partly due to the new customer connections made in 2017.

Industrial: Total volume of energy consumed by regulated and free industrial clients was 8.89% lower than in 2016. This decrease was due primarily to the migration of such customers to the free market.

Commercial, Services and Others: Consumption was 14.21% higher, mainly due to the incorporation of new customers in Cemig GT’s portfolio.

Rural: Consumption by rural customers increased by 2.13% in 2017, which was mainly due to higher use of irrigation systems and an increase in the customers base.

Revenue from Use of Distribution Systems (the TUSD charge)

Revenue from the Tariff for Use of the Distribution System (Tarifa de Uso do Sistema de Distribuição, or TUSD) is derived from the tariff charged to free customers for transport of energy sold. In 2017, this revenue totaled R$1,611 million, representing an decrease of 5.51% as compared to 2016 (R$1,705 million).

The main items that affected the revenue from use of distribution systems are as follows:

•	Volume of energy distributed increased by 10.92%, mainly due to resumption of production by the ferro-alloys sector in 2017.

•	Reduction of 0.52% in the tariff for free customers, given in the annual tariff adjustment of May 28, 2016.

•	Reduction of 40% in the tariff for free customers, given in the annual tariff adjustment of May 28, 2017.

The CVA Account and Other financial components, in tariff increases

CEMIG recognizes the difference between actual non-controllable costs (in which the CDE and energy bought for resale are significant components) and the costs that were used as the basis for determining the tariffs charged to customers. The amount of this difference is passed through to clients in CEMIG D’s next tariff adjustment. In 2017, this resulted in a increase of R$ 988 million in revenue, as compared to a reduction of R$ 1,455 million in 2016. This increase in revenues is mainly due to the increase in the costs of acquiring energy at auction in 2017, as compared to the costs used as the basis for tariffs. This generated a financial asset for CEMIG, thereby resulting in an amount to be reimbursed by customers in the next tariff adjustment.

Adjustment to expectation of cash flow from the indemnifiable distribution concession financial asset

We realized a gain of R$9 million on an adjustment to the expectation of cash flow from the indemnifiable concession financial asset of the distribution compared to a gain of R$ 8 million in 2016, a variation of 12.50%. Represents the estimation of the financial assets to be indemnified at the end of the concession, following the renewal of the concession contract in December 2015. Please refer to Note 15 to our consolidated financial statements for more details.

Transmission indemnity revenue

In 2017, we recognized transmission indemnity revenue of R$ 373 million compared to R$751 million in 2016. In the previous year, as a result of the definition by the Ministry of Mines and Energy of the criteria for updating the transmission indemnity, the amount of the indemnification to be received was recorded retroactively to 2013 based on the cost of regulatory capital, which significantly affected the revenue recorded.

In 2017, we recognized revenue of R$ 149 million related to a tariff adjustment approved by Technical Note 183/201-SGT/ANEEL of June 22, 201. Such adjustment relate to the cost of certain conducting cables that was not included in the calculation of the in previous tariff revisions. See Note 15—Concession Financial Assets and Liabilities.

Energy transactions on the CCEE (Whole Trading Chamber)

Revenue from transactions with energy on the CCEE was R$ 860 million in 2017 compared to R$ 161 million in 2016 – a year-on-year increase of 434.16%.

This increase in revenue from transactions with energy on the CCEE was due to an increase in in the volume of energy available in the wholesale market during 2017 and an increase of 244.28% in the wholesale energy price of324.17/MWh in 2017 and R$94.16/MWh in 2016.

Supply of gas

CEMIG reported revenue from the supply of gas totaling R$ 1,759 million in 2017, compared to R$ 1,444 million in 2016, an increase of 21.81%. This reflects mainly a higher volume of gas sold (1,319.242 m³ in 2017, compared to 1,066,351 m³ in 2016), representing an increase of 23.72%.

Construction revenues

Construction and infrastructure revenue related to transmission and distribution totaled R$ 1,119 million in 2017, compared to R$ 1,193 million in 2016, representing a decrease of 6.20%. The costs of infrastructure construction carried out by the Company are measured reliably; the revenues and expenses corresponding to these construction services are recognized as and when they are incurred, up to the reporting date. Considering that the regulatory model currently in effect does not provide for specific remuneration for construction or improvement of the infrastructure of the concession; that constructions and improvements are substantially executed through specialized services of outsourced parties; and that all construction revenues is related to the construction of the infrastructure of the energy distribution services, the Company’s management believed that revenues related to construction services are imaterial.

Revenue from financial updating of the Concession Grant Fee

In 2017, we recognized the revenue from financial adjustment of the Concession Grant Fee, in the amount of R$ 317 million compared to R$300 million in 2016. This revenue resulted from adjustment the Concession Grant Fee for the concession awarded as Lot D of Auction 12/2015 by the IPCA inflation index and internal rate of return. See Note 15 to our consolidated financial statements.

Generation indemnity revenue

In 2017, the Company recorded revenues of R$271 million related to the monetary adjustment of the financial assets related to the residual value of the infrastructure assets at the end of the concession contract of the concessions of São Simão and Miranda plants, according to the Administrative Rule nº 291/17. For more details please see Notes 4 and 15 to our consolidated financial statements.

Deductions on Revenue

Taxes and charges on revenue in 2017 were R$ 11,151 million, or 6.23% higher than in 2016 (R$ 10,497 million).

CDE

The amounts of payments to the Energy Development Account (CDE) are determined by an ANEEL Resolution. The purpose of the CDE is to cover costs of concession indemnities; tariff subsidies; the subsidy for balanced tariff reduction; the low-income customer subsidy; the coal consumption subsidy; and the Fuels Consumption Account (CCC).

Charges for the CDE in 2017 were R$ 1,822 million, compared to R$ 2,074 million in 2016. This is a non-manageable cost: the difference between the amounts used as a reference for setting of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Customer charges – the “Tariff Flag” system

Charges to customers arising from the Tariff Flag system were higher, at R$ 454 million in 2017, compared to R$ 360 million in 2016, due to the low level of hydroelectrical reservoir water storage levels, with the activation of the yellow and red flags, which led to a higher collection in 2017 of additional charges related to the flags.

Other taxes and charges on revenue

The other significant deductions from revenue are taxes, which are calculated as a percentage of sales revenue. Thus their variations arise, substantially, from the changes in revenue.

Operating costs and expenses

Operating costs and expenses, excluding Finance income (expenses) in 2017 were R$ 18,818 million, an increase of 18.32% as compared to 2016 (R$ 15,904 million). For more information please refer to Note 27 to our consolidated financial statements.

The following table illustrates the components of operating costs and expenses in 2017 and 2016 expressed as a percentage of net operating revenues:

	2017	% of net operating revenues	2016	% of net operating revenues	2017 versus 2016%
	(in millions of R$)		(in millions of R$)
Energy bought for resale	(10,919)	(50.3)	(8,273)	(44.1)	31.98
Gas bought for resale	(1,071)	(4.9)	(877)	(4.7)	22.01
Charges for the use of the national grid	(1,174)	(5.4)	(947)	(5.0)	23.97
Depreciation and amortization	(850)	(3.9)	(834)	(4.4)	1.92
Personnel	(1,627)	(7.5)	(1,643)	(8.8)	0.97
Employees’ and managers’ profit sharing	(5)	—	(7)	—	(28.57)
Raw materials and inputs for production of energy	(10)	—	—	—	—
Outsourced services	(974)	(4.5)	(867)	(4.6)	12.34
Post-retirement benefits	229	1.1	(345)	(1.8)	—
Materials	(61)	(0.3)	(58)	(0.3)	5.17
Operating provisions	(854)	(3.9)	(704)	(3.8)	21.31
Construction costs	(1,119)	(5.2)	(1,193)	(6.4)	(6.20)
Other operating expenses, net	(383)	(1.8)	(156)	(0.8)	145.51

Total operating costs and expenses	(18,818)	(86.6)	(15,904)	(84.7)	18.32

The following are the main variations in operating costs and expenses between 2017 and 2016:

Expenses due to energy purchased for resale in 2017 was R$10,919 million, compared to R$8,273 million in 2016, representing an increase of 31.98%. The main factors contributing to such increase were:

•	Expenses on energy acquired at auctions increased by 40.00%, totalling R$ 3,556 million in 2017, as compared to R$ 2,540 million in 2016, mainly due to activation of thermal plants in 2017 due to the low level of the reservoirs of the hydroelectrical plants in the system, with ahigher combustion fuel cost.

•	The expense on energy from Itaipu Binacional increased by 8.65% and totaled R$ 1,243 million in 2017, compared to R$ 1,144 million in 2016 when indexed to the U.S. dollar. This variation was mainly due to an increase in the tariff, which was US$ 25.78/kW per month in 2016, as compared to US$ 28.73/kW per month in January 2017.

•	The cost of purchases of supply in the spot market was 97.50% higher at R$ 1,498 million in 2017, compared to R$ 761 million in 2016, reflecting the higher cost of energy in the wholesale market in 2017 (R$94.16/MWh in 2016 and R$324.17/MWh in 2017).

Charges for the use of the national grid totaled R$ 1,174 million in 2017, 23.97% more than in 2016 (R$ 947 million). This expense is payable by energy distribution and generation agents for use of the facilities that comprised of the national grid. The amounts to be paid by CEMIG are set by an ANEEL Resolution.

Operating provisions in 2017 totaled R$ 854 million, compared to R$ 704 million in 2016, an increase of 21.31%.    Labor provisions increased by R$ 206 million in 2017 compared to R$ 120 million in 2016, due to changes in the estimates as a result of new facts occurred during 2017. For more information please refer to Note 24 to our consolidated financial statements.

Personnel expenses were R$ 1,627 million in 2017, compared to R$ 1,643 million in 2016, a decrease of 0.98%. This increase was mainly due to the following:

•	Salary increase of 8.50% under the Collective Work Agreement, which came into effect in November 2016.

•	Salary increase of 1.83% under the Collective Work Agreement, which came into effect in November 2017.

•	Recognition, in 2017 and 2016, of expenses in the amount of R$214 million and R$ 93 million, respectively, related to the voluntary retirement plan.

On the other hand, there was a 14.31% reduction in the average number of employees (6,447 in 2017 and 7,524 in 2016) which effect more than offet the increase in personel expense explained above.

Expenses on raw materials and inputs for production of energy in 2017 totaled R$ 10 million, compared to R$ 40 thousand in 2016. These expense represents the fuel costs to operate the Igarapé thermal plant.

Construction costs in 2017 totaled R$ 1,119 million, or 6.20% less than in 2016 (R$ 1,193 million). Construction cost represent CEMIG’s investment in assets of the transmission and distribution concessions in the period.

The expense on employees’ and managers’ profit sharing program in 2017 was R$ 5 million, compared to R$ 7 million in 2016. This expense represents the estimated amount to be paid to employess whose labor unions have signed specific    profit sharing agreements with the Company.

CEMIG’s post-retirement benefits expense amounted to R$ 345 million in 2016 compared to a net gain of R$ 229 million, in 2017. The net gain recorded in 2017 was due to changes in the life insurance policy, which resulted in a reduction of insured capital by 20% every 5 years, from 60 years, to a minimum of 20%, representing a reduction of R $ 619 million in post-retirement benefits recorded as of December 31, 2017

In 2017, CEMIG reported a cost of R$ 1,071million for the acquisition of gas, compared to a cost of R$ 877 million in 2016, an increase of 22. 12%. The variation reflects mainly a higher volume of gas purchased (1,309,459 m³ in 2017 compared to 1,063,677 m³ in 2016).

Impairment loss on investments

In 2016, CEMIG recorded an impairment loss on investments of R$ 763 million related to its investment in Renova.

As part of its strategy to restore the balance of its capital structure and the sustainability of the business in the long term, on April 18, 2017, Renova, Renovapar S.A. and AES Tietê Energia S.A., with Nova Energia Holding S.A. (“Nova Energia”) as consenting party, signed an Agreement for Sale of Shareholding Interests in the Alto Sertão II Wind Farm Complex. Under the agreement, AES undertakes to acquire 100% of the shares of Nova Energia for R$ 600.0 million. Nova Energia controls the sub-holding company Renova Eólica Participações S.A., which owns 100% of the 15 special-purpose companies which comprise the Alto Sertão II Wind Power Complex. We estimate the total value of the transaction may be up to R$ 700.0 million by earn-out (depending on the performance of the target assets) – with approximatly half of this amount, we estimate up to R$ 50 million, to be retained in an escrow account with release conditional upon performance of the Alto Sertão II Complex after a period of five years from the date of completion of the transaction. The completion of the transaction is subject to certain conditions precedent stated in the agreement, including approval by government bodies and creditors.

For additional information, see Note 16 to our consolidated financial statements.

Share of (loss) profit, net, of associates and joint ventures

In 2017, CEMIG reported a loss of R$ 252 million, compared to a loss of R$ 302 million reported in 2016 on its share of profits from associates and joint ventures. This variation reflects better results from its investment Light that generated a gain of R$35 million in 2017 compared to a loss of 121 million in 2016. For more details please refer to Note 16 to our consolidated financial statements.

Net Finance Expenses

Net finance expenses totaled R$ 997 million in 2017, compared to net finance expenses of R$ 1,437 million in 2016. The main factors contributing to the decrease in net finance expenses were:

•	Borrowing costs on loans and financings decreased 20.91%, totaling R$ 1,467 million, as compared to R$ 1,860 million in 2016. This variation is mainly due to a lower CDI rate: 9.93% in 2017, compared to 14.06% in 2016.

•	Expense on monetary inflation adjustment on loans and financings decreased by 55.51%, at R$ 109 million in 2017, compared to R$ 245 million in 2016 – mainly due to alower IPCA inflation rate (2.95% in 2017, compared to 6.29% in 2016).

•	The expense on foreign exchange variation was R$53 million in 2017 compared to a net income of R$35 million in 2016. This variation is due mainly to an expense recorded in 2017 in the amount of 57 million related to the issuance of eurobonds in such year.

•	Reduction in the income from cash investments: R$205 million in 2017 compared to R$317 million in 2016. This result is due to a lower variation of CDI (9.93% in 2017 compared to a variation of 14.06% in 2016).

•	Increase in the monetary updating of court escrow deposits: R$191 million in 2017 compared to R$46 million in 2016. In 2017 the company recorded an amount of R$82 million due to the reversion provision related to the Court challenge of the constitutionality of inclusion of the amount of ICMS (VAT) within the base amount on which these contributions are calculated resulting from 2017 court decision.

Income Tax and the Social Contribution Tax

In 2017, the expense on income tax and the Social Contribution tax totaled R$ 644 million, on income before income tax and social contribution tax of R$ 1,646 million, an effective tax rate of 37.80%.

In 2016, the expense on income tax and the Social Contribution tax totaled R$ 33 million, on income before income tax and social contribution tax of R$ 367 million, an effective tax rate of 8.99%. There is a reconciliation of these effective tax rates with the nominal tax rates on Note 10 to our consolidated financial statements.

Year Ended December 31, 2016 compared to the Year Ended December 31, 2015

Net operating revenues

Net operating revenues decreased by 14.15% from R$21,868 million in 2015 to R$18,773 million in 2016 mainly due to a negative effect of R$ 1,455 million in CVA (compensation for changes in ‘Portion A’ items ) and other financial components in tariff increases in 2016 as compared to a positive effect of R$ 1,704 million in 2015. This decrease in CVA (compensation for changes in ‘Portion A’ items) and other financial components in tarrif revenues was mainly due to the reduction in the costs of acquiring energy at auction in 2016, as compared to the expected costs used as the basis for tariffs. This differential between actual and expected costs of acquiring energy at auction in 2016 resulted in a financial obligation on the part of CEMIG, which, in turn, reimbursed customers in the next tariff adjustment.

	2016	% of net operating revenues	2015	% of net operating revenues	2016 versus 2015%
	(in millions of R$)		(in millions of R$)
Energy sales to final customers	20,458	109.0	20,319	92.9	0.68
Revenue from wholesale supply to other concession holders	2,972	15.8	2,207	10.1	34.66
CVA (compensation for changes in ‘Portion A’ items) and Other financial components in tariff increases	(1,455)	(7.8)	1,704	7.8	(185.39)
Revenue from use of the energy distribution systems – TUSD	1,705	9.1	1,465	6.7	16.38
Transmission concession revenue	312	1.7	261	1.2	19.54
Transmission indemnity revenue	751	4.0	101	0.5	653.56
Adjustment to expectation of cash flow from indemnifiable Financial asset of the distribution concession	8	–	576	2.6	(98.61)
Revenue from financial updating of the Concession Grant Fee	300	1.6	–	–	–
Construction revenues	1,193	6.4	1,252	5.7	(4.71)
Transactions in energy on the CCEE	161	0.9	2,425	11.1	(93.36)
Supply of gas	1,444	7.7	1,667	7.6	(13.38)
Other operating revenues	1,421	7.6	1,440	6.6	(1.32)
Deductions on revenue	(10,497)	(55.9)	(11,549)	(52.8)	(9.11)
Total net operating revenues	18,773	100.0	21,868	100.0	(14.15)

Energy sales to final customers

Total revenue from energy sales to final customers (excluding CEMIG’s own consumption) was R$20,458 million in 2016, representing an increase of 0.68% as compared to 2015 (R$20,319 million).

The main items that affected total revenue from energy sales to final customers were:

•	The Extraordinary Tariff Adjustment (RTE) for CEMIG D, which resulted in an average increase in customers’ tariffs of 28.76%, beginning on March 2, 2015 (full effect in 2016).

•	The annual tariff adjustment for CEMIG D, with average increase on customer tariffs of 7.07%, effective from April 8, 2015 (full effect in 2016).

•	The Annual Tariff Adjustment for CEMIG D, with an average increase of customer tariffs of 3.78%, effective from May 28, 2016.

•	Reduction of Customer charges – ‘Tariff Flag’ amounts, to R$360 million in 2016, compared to R$1,067 billion in 2015, due to the improvement in the hydroelectrical reservoir water storage levels, enabling lower additional charges to be made in 2016 under the “Tariff Flag” system of temporary additional tariffs.

•	Volume of energy sold in 2016 was 6.49% lower than in 2015.

Market Evolution

•	The total sales of CEMIG’s consolidated energy market comprises sales to: (i) regulated customers in our concession area in the State of Minas Gerais, (ii) free customers in both Minas Gerais and other States of Brazil, in the Free Market, (iii) other agents of the energy sector – traders, generators and independent power producers, also in the Free Market, (iv) distributors, in the Regulated Market; and (v) sales on the CCEE, eliminating transactions between companies of the CEMIG Group.

•	As illustrated in the table below, the total volume of energy sold by CEMIG in 2016 decreased by 2.3% as compared to 2015:

	GWh
	2016	2015	Var%
Residential	9,916	9,830	0.9
Industrial	19,494	22,969	(15.1)
Commercial, Services and Others	6,573	6,434	2.2
Rural	3,575	3,380	5.8
Public Power	886	892	(0.7)
Public Illumination	1,350	1,326	1.8
Public Service	1,252	1,204	4.0

Subtotal	43,046	46,035	(6.65)
Own Consumption	37	38	(2.6)

	43,083	46,073	(6.5)
Supply to Other Concessionaires (1)	12,509	10,831	15.5

Total	55,592	56,904	(2.3)

(1)	Includes Regulated Market Energy Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Comments on the various customers categories:

Residential: Residential consumption in 2016 was 0.87% higher than in 2015. This increase is partly due to the 160,000 new customer connections made in 2016, which was partially offset by a reduction in average monthly consumption per customer of 1.35%, at 124.6 kWh/month in 2016, compared to 126.3 kWh/month in 2015.

Industrial: Total volume of energy consumption by regulated and free industrial customers was 15.13% lower than in 2015. This decrease was due to the following:

•	Lower availability of power for sale due to the imposition of conditions for renewal of concessions (São Simão, Miranda, Jaguara and Volta Grande) – this supply was redirected to the Physical Guarantee Quota regime.

•	Lower consumption by industrial customers due to the continuing recession in economic activity in Minas Gerais, principally in mining, and nationally, as well as decrease of levels of activity in the international economy.

Commercial, Services and Others: Consumption was 2.16% higher, mainly due to a higher volume of energy invoiced by CEMIG GT and its wholly-owned subsidiaries to free customers, which was partially offset by the lower volume invoiced to captive clients of CEMIG D.

Rural: Consumption by rural customers increased in 2016 due to the low volume of rain in the rainy season (from February to April) in 2016, and higher temperatures during the first half of the year, which led to increased use of irrigation systems.

Revenue from use of the energy distribution system (TUSD)

The Tariff for Use of the Distribution System (Tarifa de Uso do Sistema de Distribuição, or TUSD) is charged to free customers for the transport of energy sold. In 2016, the revenue from the TUSD totaled R$1,705 million, an increase of 16.38% compared to the revenue from the TUSD in 2015, which amounted to R$1,465 million.

The reasons to the increase of the revenue from the TUSD are as follows:

•	The volume of energy distributed increased 10.92% in 2016 as compared to 2015, which was mainly due to higher levels of production by the ferro-alloys sector in 2016;

•	Tariffs increased 96.21% in 2015, due to the Extraordinary Tariff Adjustment of March 2, 2015 and the Annual Tariff Adjustment of April 2015 (in full effect in 2016); and

•	A reduction of 0.52% in the tariff for free customers, which is reflected in the annual tariff adjustment of May 28, 2016.

The CVA Account and Other financial components, in tariff increases

CEMIG recognizes the difference between actual non-controllable costs (in which the CDE and energy bought for resale are significant components) and the costs that were used as the basis for determining the tariffs charged to customers. The amount of this difference is passed through to clients in CEMIG D’s next tariff adjustment. In 2016, this practice resulted in a reduction of R$1,455 million in revenue, as compared to an increase of R$1,704 million in 2015. This decrease in revenues resulted from a reduction of actual costs to acquire energy in auction in 2016, as compared to the expected costs used as basis for the tariffs calculation. Such difference between actual and expected costs to acquire energy in auction in 2016 generated a financial liability for CEMIG, thereby resulting in an amount to be reimbursed to customers in the next tariff adjustment.

Adjustment to expectation of cash flow from the indemnifiable distribution concession Financial asset

We realized a gain of R$8 million on an adjustment to the expectation of cash flow from the concession financial asset arising indemnification in connection to distribution concession compared to a gain of R$576 million in 2015. This decrease was due to the reduction in the estimation of the financial assets to be indemnified at the end of the concession, following the renewal of the concession contract in December 2015. Please refer to Note 14 to our consolidated financial statements for more details.

Transmission indemnity revenue

In 2016, we recognized transmission indemnity revenue of R$751 million mainly a result of the following factors:

•	R$20 million relating to the difference between the amount of the preliminary indemnity disclosed by ANEEL and the final figures;

•	R$90 million representing the difference between the variations resulting from the IGP-M index and the IPCA index – since CEMIG had updated the balance receivable, up to May 2016, by the IGP-M;

•	R$438 million, representing the cost of its own capital, calculated on the basis of 10.44% p.a.;

•	R$44 million for monetary updating by the IGP-M index, up to May 2016, of the balance of indemnity receivable; and

•	R$159 million for updating of the balance of indemnity receivable, by the IPCA index and by the cost of capital, in accordance with Mining and Energy Ministry Order 120, for the period July through December 2016.

Energy transactions on the CCEE

Revenue from transactions with energy on the CCEE was R$161 million in 2016 compared to R$2,425 million in 2015, which reflects a year-on-year reduction of 93.36%. This decrease in revenue from transactions with energy on the CCEE was due to a decrease in the volume of energy available for settlement in the wholesale market during 2016, mainly due to the supply generated by the São Simão plant being allocated to the regulated market beginning on September 16, 2015, under the ‘quota’ regime, in accordance with the requirements of Ministerial Order 432/2015. The revenues that CEMIG recognizes from São Simão plant currently comprise only the revenues from the provision of the services of operation and maintenance of that plant that is lower compared to the energy sold on the CCEE.

Construction revenues

Construction and infrastructure revenue related to transmission and distribution totaled R$1,193 million in 2016, compared to R$1,252 million in 2015, representing a decrease of 4.71%. Construction and infrastructure revenue is fully offset by construction costs, of the same amount, and corresponds to CEMIG’s investments in concession assets.

Supply of gas

CEMIG reported revenue from the supply of gas totaling R$1,444 million in 2016, compared to R$1,667 million in 2015, a decrease of 13.38%. This reflects a lower volume of gas sold (1,066,351m3 in 2016, compared to 1,414,464m3 in 2015), which was partially offset by increases in tariffs.

Revenue from financial updating of the Concession Grant Fee

In 2016, we recognized revenue from financial adjustment of the concession grant fee, in the amount of R$300 million. This revenue resulted from adjustment by the IPCA index, plus compensatory interest, on the Concession Grant Fee for the concession awarded as Lot D of Auction 12/2015. For more details please see Note 26 to our consolidated financial statements.

Deductions on Revenue

Taxes and charges applied to revenue in 2016 were R$ 10,497 million, or 9.11% lower than in 2015 (R$ 11,549 million).

CDE

The amounts of payments to the Energy Development Account (CDE) are decided by an ANEEL Resolution. The purpose of the CDE is to cover costs of concession indemnities; tariff subsidies; the subsidy for balanced tariff reduction; the low-income customer subsidy; the coal consumption subsidy; and the Fuels Consumption Account (CCC).

Charges for the CDE in 2016 were R$ 2,074 million, compared to R$ 2,870 million in 2015. Those charges are out of CEMIG’s management discretionary scope: the difference between the amounts used as a reference for setting of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Customer charges – the “Tariff Flag” system

Charges to customers arising from the Tariff Flag system were lower, at R$ 360 million in 2016, compared to R$ 1,067 million in 2015, due to the improvement in the hydroelectrical reservoir water storage levels, which enabled lower additional charges to be made in 2016 under the ‘Flag’ system of temporary tariff increases.

Other taxes and charges on revenue

The other significant deductions from revenue are taxes, which are calculated as a percentage of sales revenue. Thus their variations arise, substantially, from the changes in revenue.

Operating costs and expenses

Operating costs and expenses, excluding Finance income (expenses) in 2016 were R$ 15,904 million, a decrease of 13% as compared to 2015 (R$ 18,287 million). For more information please refer to Note 26 to our consolidated financial statements.

The following table illustrates the components of operating costs and expenses in 2016 and 2015 expressed as a percentage of net operating revenues:

	2016	% of net operating revenues	2015	% of net operating revenues	2016 versus 2015%
	(in millions of R$)		(in millions of R$)
Energy bought for resale	(8,273)	(44.1)	(9,542)	(43.6)	(13.3)
Gas bought for resale	(877)	(4.7)	(1,051)	(4.8)	(16.6)
Charges for the use of the national grid	(947)	(5.0)	(999)	(4.6)	(5.2)
Depreciation and amortization	(834)	(4.4)	(835)	(3.8)	(0.1)
Personnel	(1,643)	(8.8)	(1,435)	(6.6)	14.5
Employees’ and managers’ profit sharing	(7)	—	(137)	(0.6)	(94.9)
Outsourced services	(867)	(4.6)	(899)	(4.1)	(3.6)
Post-retirement benefits	(345)	(1.8)	(156)	(0.7)	121.2
Materials	(58)	(0.3)	(154)	(0.7)	(62.3)
Operating provisions	(704)	(3.8)	(1,401)	(6.4)	(49.8)
Construction costs	(1,193)	(6.4)	(1,252)	(5.7)	(4.7)
Other operating expenses, net	(156)	(0.8)	(426)	(1.9)	(63.4)

Total operating costs and expenses	(15,904)	(84.7)	(18,287)	(83.6)	(13.0)

The following are the main variations in operating costs and expenses between 2016 and 2015:

Expenses due to energy purchased for resale in 2016 was R$8,273 million, compared to R$9,542 million in 2015, representing a decrease of 13.3%. The main factors contributing to such decrease were:

•	Expenses on energy acquired at auctions decreased by 36.15%, totalling R$ 2,540 million in 2016, as compared to R$ 3,978 million in 2015, mainly due to certain thermal plants being deactivated in 2016 due to the improvement in the level of the reservoirs of the hydroelectrical plants in the system, with a resulting reduction in the expense on combustion fuel for those plants.

•	The expense on energy from Itaipu Binacional decreased by 34.03% and totaled R$ 1,144 million in 2016, compared to R$ 1,734 million in 2015 when indexed to the U.S. dollar. This decrease was mainly due to the reduction of the tariff, which was US$ 38.07/kW per month in 2015, as compared to US$ 25.78/kW per month in January 2016.

•	The expense on energy bought in the free market increased by 18.72%, at R$ 3,279 million in 2016, compared to R$ 2,762 million in 2015. This reflects the 24.41% increase in volume of purchases by CEMIG GT, at 19,002,578 MWh in 2016, compared to 15,273,685 MWh in 2015, as a result of the reduction in CEMIG GT’s total generation capacity resulting from the termination of the concessions for certain of CEMIG GT’s plants, which began to be operated under the ‘Physical Guarantee Quota’ regime. In addition, this increase was due to an increase of 113.10% in CEMIG D’s purchases of supply through physical quota guarantee contracts (R$ 537 million in 2016, compared to R$ 252 million in 2015);

•	The cost of purchases of supply in the spot market was 18.61% lower at R$ 761 million in 2016 compared to R$ 935 million in 2015), reflecting the lower cost of energy in the wholesale market in 2016.

Charges for the use of the national grid totaled R$ 947 million in 2016, 5.21% less than in 2015 (R$ 999 million).

This expense is payable by energy distribution and generation agents for use of the facilities that are components of the national grid. The amounts to be paid by CEMIG are set by an ANEEL Resolution.

Operating provisions in 2016 totaled R$ 704 million, compared to R$ 1,401 million in 2015, a decrease of 49.75%. This decrease was mainly due to an adjustment in the losses recorded previously for the Parati investment options, in the amount of R$ 55 million, which compares with a provision of R$ 1,079 million in 2015 – primarily reflecting an increase of 76.24% in 2016 in the share price of Light (an important variable in calculating the fair value of the put option on the Black-Scholes-Merton model) and the payment of R$ 498 million in dividends to the companies of the Parati group in 2016, which resulted in the reduction of R$ 702 million in the option exercise price. More details on the criteria for making of these provisions are in Note 15 to our consolidated financial statements (under Put options).

Personnel expenses were R$ 1,643 million in 2016, compared to R$ 1,435 million in 2015, an increase of 14.48%. This increase was mainly due to the following:

•	Salary increases of 3% from March 2015 (full effect in 2016), as a result of a court-negotiated settlement following application from organizations representing the employees.

•	Salary increases, under the Collective Agreement, of 10.33%, which came into effect in November 2015 (full effect in 2016).

•	Salary increase of 8.50% under the Collective Work Agreement, which came into effect in November 2016.

•	Recognition, in 2016, of an expense of R$ 93 million on the voluntary retirement plan.

Expenses on raw materials and inputs for production of energy in 2016 totaled R$ 0.04 million, compared to R$ 84 million in 2015. This decrease was due to a suspension in the operation of the Igarapé thermal plant beginning in August 2015, in accordance with a decision by the ONS, which resulted in CEMIG no longer needing to buy the fuel oil needed to operate that plant.

Construction costs in 2016 totaled R$ 1,193 million, or 4.71% less than in 2015 (R$ 1,252 million). This line records CEMIG’s investment in assets of the transmission and distribution concessions in the period, and is fully offset by the line Construction Revenue, in the same amount.

The expense on employees’ and managers’ profit shares in 2016 was R$ 7 million, compared to R$ 137 million in 2015. This decrease was due to the lower profit (basis of calculation for profit sharing program).

The impact of CEMIG’s post-retirement benefits on the bottom line was an expense of R$ 345 million, in 2016, compared to an expense of R$ 156 million in 2015 due to the higher cost arising from the Pension Fund and the Health Plan in 2016. Also, modifications were made to the life insurance structure in 2015, which changed the maximum limit of capital insured. This caused a reduction in the post-retirement benefits for 2015, of R$ 74 million, which is posted in the statement of income.

In 2016, CEMIG reported an expense of R$ 877 million for the acquisition of gas, compared to an expense of R$ 1,051 million in 2015, a reduction of 16.56%. The lower figure reflects a lower volume of gas purchased (1,063,677 m³ in 2016 compared to 1,405,732m³ in 2015).

Fair value gain (loss) on shareholding transaction

In 2015, CEMIG posted a gain of R$729 million relating to valuation at fair value of the assets of Aliança. For more details please refer to Note 16 to our consolidated financial statements.

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

For additional information, see Note 16 to our consolidated financial statements.

Share of (loss) profit, net, of associates and joint ventures

In 2016, CEMIG reported a loss by the equity method of R$ 302 million, when compared with a gain of R$ 393 million reported in 2015. This mainly reflects the loss of R$ 373 million reported by Renova in 2016, which is mainly due to an impairment of the investment in Terraform, a write-off of the put option with SunEdison and an impairment of R$ 68 million posted by Guanhães. For more details please refer to Note 16 to our consolidated financial statements.

Net Finance Expenses

Net finance expenses totaled R$ 1,437 million in 2016, compared to net finance expenses of R$ 1,341 million in 2015. The main factors contributing to this increase in net finance expenses were:

•	Loans and financings costs increased 39.11%, totaling R$ 1,928 million, as compared to R$ 1,386 million in 2015. The higher cost of debt indexed to the CDI rate in 2016, and also the higher variation in the CDI rate itself: 14.06% in 2016, compared to 13.23% in 2015.

•	Expense on monetary variation of loans and financings decreased by 36.69%, at R$ 245 million in 2016, compared to R$ 387 million in 2015 – mainly due to the lower inflation rate posted by the IPCA index (6.29% in 2016, compared to 10.67% in 2015).

•	The expense on foreign exchange variation was 79.65% lower in 2016, at R$ 35 million, compared to R$ 172 million in 2015 – reflecting the appreciation of the real against the U.S. dollar in 2016 (by 16.54%), compared to a depreciation of 47.01% in 2015.

Income Tax and the Social Contribution Tax

In 2016, the expense on income tax and the Social Contribution tax totaled R$ 33 million, on income before income tax and social contribution tax of R$ 367 million, an effective tax rate of 8.99%.

In 2015, the expense on income tax and the Social Contribution tax totaled R$ 893 million, on income before income tax and social contribution tax of R$ 3,362 million, an effective tax rate of 26.55%. There is a reconciliation of these effective tax rates with the nominal tax rates on Note 10 to our consolidated financial statements.

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

Cash and Cash Equivalents

As of December 31, 2017 neither our cash position nor our cash equivalents were maintained in any currencies other than the real. Cash and cash equivalents on December 31, 2017 totaled R$ 1,030 million, compared to R$995 million on December 31, 2016, R$925 million on December 31, 2015 and R$887 million on December 31, 2014.

Cash flows from operating activities

The totals of net cash generated by operating activities in 2017 and 2016 were, respectively, R$580 million and R$1,213 million. The lower cash from operating activities in 2017 than in 2016 was mainly due to higher cash outflow in 2017 to cover ‘portion A’ non-manageable costs, due to the higher expense of energy due, in turn, to the lower hydroelectrical reservoir levels, resulting in the need to store water in the system, and to activate thermoelectric plants, resulting in a higher price for power.

The totals of net cash generated by operating activities in 2016 and 2015 were, respectively, R$1,213 million and R$3,008 million. The lower net cash from operational activities in 2016 as compared to 2015 mainly reflects the payment in 2016 by CEMIG GT of the Concession Grant Fee of R$2,216 million for the 18 hydroelectrical plant concessions which CEMIG was awarded at the ANEEL auction in December 2015.

Cash flow used in investing activities

Net cash used in investment activities totaled R$386 million in 2017, compared to net cash used in investing activities of R$614 million in 2016. In 2017 the total invested in securities was positive R$ 4 million, compared to redemptions of R$ 1,400 million in 2016. In 2017 financing activities consumed R$ 254 million, compared to R$ 1,455 million in 2016. This variation is a result of higher capital contribution on investees in 2016 as such Renova, Aliança Norte, Lepsa and RME.

Net cash used in investing activities totaled R$614 million in 2016, compared to net cash used in investing activities of R$3,217 million in 2015. This decrease in net cash used in investment activities in 2016 was mainly due to an injection of capital into investees totaling R$1,455 million, which was partially offset by funds redeemed from securities totaling R$1,400 million.

Cash flow from (used in) financing activities

In 2017, financing activities resulted in a net outflow of R$159 million related to the payment of loans financings and debentures which included R$4,131 million, R$11 million related to cost to refinance and R$540 million paid in dividends and interest on equity, respectively, which were partially offset by an inflow from financings of R$3,308 million and subscription of capital by shareholders in the amount of 1,215 million.

In 2016, financing activities resulted in a net outflow of R$ 529 million, comprising R$ 5,591 million of payments of financings loans and debentures; R$ 675 million paid in dividends and interest on equity; and inflow from financings of R$ 5,737 million.

Net cash flow generated by financing activities in 2015 totaled R$247 million, comprising payment of loans financings and debentures totaling R$4,696 million, and payments of R$796 million in dividends and interest on equity, which was offset by receipt of funds from financings totaling R$5,739 million.

Indebtedness

Our indebtedness from loans, financings and debentures as of December 31, 2017 was R$14,398 million, which was comprised of R$2,371 million of current debt and R$12,027 million of non-current debt. Out of our debt as of December 31, 2017, R$3,297 million was denominated in foreign currencies (R$3,293 million of which was U.S. dollar-denominated and R$4 million of which was Euro-denominated) and R$11,100 million denominated in reais.

Our indebtedness from loans, financings and debentures as of December 31, 2016 was R$15,179 million, which was comprised of R$4,837 million of current debt and R$10,342 million of non-current debt. Of our debt as of December 31, 2016, R$30 million was denominated in foreign currencies (R$23 million of which was U.S. dollar-denominated and R$7 million of which was Euro-denominated) and R$15,149 million was denominated in reais.

Our indebtedness from loans, financings and debentures as of December 31, 2015 was R$15,167 million, made up of R$6,300 million of current debt and R$8,867 million of non-current debt. Out of our debt as of December 31, 2015, R$47 million was denominated in foreign currencies (R$33 million of which was U.S. dollar-denominated and R$14 million of which was Euro-denominated) and R$15,120 million denominated in reais.

Our main financing contracts, on a consolidated basis, as of December 31, 2017, are shown in the following table:

Financing source	Principal maturity	Annual financial cost %	Currency	2017			2016
				Current	Non-current	Total	Total
FOREIGN CURRENCY
KfW	2019	1,78	Euros	4	—	4	7
Eurobonds	2024	9.25%	USD	25	3,308	3,333	—
Banco do Brasil: Various Bonds (1)	2024	Various	US$	2	22	24	23
(-) Transaction costs				—	(15)	(15)	—
(-) Interest paid in advance				—	(48)	(48)	—

Debt in foreign currency				31	3,267	3,298	30
BRAZILIAN CURRENCY
Banco do Brasil	2017	108.33% of the CDI Rate	R$	—	—	—	73
Banco do Brasil	2017	108.00% of CDI	R$	—	—	—	151
Banco do Brasil	2017	111.00% of CDI Rate	R$	—	—	—	51
Banco do Brasil	2021	140.00% of CDI Rate	R$	1	741	742	1,156
Banco do Brasil	2022	146.50% of CDI	R$	—	500	500	510
BNDES	2017	TJLP+2.34%	R$	—	—	—	74
Caixa Econômica Federal	2018	119.00% of CDI	R$	8	—	8	109
Caixa Econômica Federal	2022	146.50% of CDI	R$	1	626	627	698
Eletrobras	2023	UFIR; RGR + 6.00 to 8.00%	R$	17	33	50	68
Large customers	2024	Various	R$	2	2	4	6
Finep	2018	TJLP + 5% and TJLP + 8%	R$	2	—	2	6
Pipoca Consortium	2018	IPCA	R$	—	—	—	—
Promissory Notes – 7th Issue	2017	128.00% of CDI	R$	—	—	—	674
Banco da Amazônia S.A.	2018	CDI + 1.90%	R$	122	—	122	123
Sonda (2)	2021	110.00% of CDI	R$	—	42	42	83
(-) Transaction costs				(2)	(24)	(26)	(53)
Debt in Brazilian currency				151	1,920	2,071	3,729

Total of loans and financings				182	5,187	5,369	3,759

Debentures – 3rd Issue, 1st series (3)	2017	CDI + 0.90%	R$	—	—	—	543
Debentures – 3rd Issue, 2nd Series (3)	2019	IPCA + 6.00%	R$	158	143	301	293
Debentures – 3rd Issue, 3rd Series (3)	2022	IPCA + 6.20%	R$	51	960	1,011	984
Debentures – 5th Issue, 1st series (3)	2018	CDI + 1.70%	R$	703	—	703	1,411
Debentures – 6th Issue, 1st series (3)	2018	CDI + 1.60%	R$	508	—	508	1,041
Debentures – 6th Issue, 2nd series (3)	2020	IPCA +8.07%	R$	1	31	32	31
Debentures – 7th Issue, 1st series (3)	2021	140.00% of CDI Rate	R$	47	1,636	1,683	2,242
Debentures – 2nd Issue (4)	2017	IPCA + 7.96%	R$	—	—	—	235
Debentures – 3rd Issue, 1st series (4)	2018	CDI + 0.69%	R$	447	—	447	464
Debentures – 3rd Issue, 2nd series (4)	2021	IPCA + 4.70%	R$	59	1,478	1,537	1,496
Debentures – 3rd Issue, 3rd series (4)	2025	IPCA + 5.10%	R$	39	882	921	896
Debentures – 4th Issue, single series (4)	2018	CDI + 4.05%	R$	20	—	20	1,627
Debentures – 5th Issue, single series (4)	2022	146.50% of CDI	R$	1	1,575	1,576	—
Debentures (5)	2018	CDI + 1.60%	R$	100	—	100	101
Debentures (5)	2018	CDI + 0.74%	R$	34	—	34	67
Debentures (5)	2022	TJLP+1.82% (75%); Selic+1.82% (25%)	R$	33	122	155	133
Debentures (5)	2019	116.50% of CDI	R$	—	50	50	—
Debentures (2)	2019	128.50% of CDI	R$	15	11	26	—
(–) FIC Pampulha: Securities of subsidiary companies (6)				(25)	—	(25)	(65)
(-) Transaction costs				(2)	(48)	(50)	(79)

Total, debentures				2,189	6,840	9,029	11,420

Overall total				2,371	12,027	14,398	15,179

(1)	Net balance of the Restructured Debt comprising the bonds at par and discounted, with balance of R$ R$144.4, less the amounts given as deposits in guarantee, with balance of R$126.236. Interest rates vary – from 2 to 8% p.a.; six-month Libor plus spread of 0.81% to 0.88% p.a.
(2)	Cemig Telecom;
(3)	Cemig Geração e Transmissão;
(4)	Cemig Distribuição;
(5)	Gasmig;
(6)	O FIC Pampulha has financial investments in securities issued by subsidiaries. More information and characteristics of the fund see explanatory note nº 30.

2017

The following financing contracts were entered into during the year ended December 31, 2017:

CEMIG’s Bank Debt Refinancing

In 2017, Cemig entered into negotiations with its main creditors aiming at a Bank Debt Refinancing, representing up to R$3.4 billion of debt, in order to refinance short and medium term indebtedness of CEMIG GT and CEMIG D and, then, to balance CEMIG’s short and medium term cash flows. The reprofiling involved the amortization schedules of existing debt maturities, ranging from 2017 through 2020, into facilities with a principal amortization grace period in 2018 and final maturities in 2022.

In December, CEMIG D concluded the reprofiling by means of a local notes issuance in the amount of R$1,575 million and ammendments in debt agreements entered into with Banco do Brasil (R$500 million) and Caixa Econômica Federal – CEF (R$625 million). As to CEMIG GT, there were ammendments in debt agreements entered into with Banco do Brasil (R$741 million). In aggregate, the bank debt reprofiling reached, approximately, R$3.4 billion. The new debt of CEMIG D will pay interests of 146.5% of CDI (local interest rate), whereas the new debt of CEMIG GT will cost 140% of CDI. The amortization of principal will begin in 2019, with monthly payments in the following annual distribution: 33.36% in 2019 and 2020, and 33.28% in 2021 for CEMIG GT and 6.75% in 2019, 13.50% in 2020, 27% in 2021, 11.25% and a balloon of 41.50% in 2022 for CEMIG D.

The Bank Debt Refinancing did not involve a principal reduction and the new facilities were senior secured indebtedness. The collateral for CEMIG GT’s Bank Debt Refinancing is comprised of cash sweep on CEMIG GT’s asset sales (35% of every asset sale), pledges on dividends earned from some of CEMIG and CEMIG GT’s subsidiaries and pledge on receivables (R$125 million per month for the life of the new debt facility). The collateral for CEMIG D’s Bank Debt Refinancing is comprised of cash sweep on CEMIG Holding’s asset sales (35% of every asset sale) and pledge on receivables (R$400 million per month for the life of the new debt facility).

CEMIG GT’s issuance of Eurobonds

In the same context of lengthening the amortization schedule, CEMIG GT prepared itself along 2017 to tap the international debt capital market through a 7-year bond issuance of US$1 billion. The issuance were priced in December with a 9.25% coupon and 9.5% yield and the proceeds were used to repay existing short-term debt. The bonds will pay interests semiannualy and the principal will fall due in December 2024, with an option for prepayment, without premium after 6 years from issue. The issuance was hedged by a coupon swap and a call spread on the principal, in order to protect the company against foreign exchange volatility.

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

Issues of Promissory Notes

On July 1, 2016, CEMIG GT concluded its 7th issuance of Commercial Promissory Notes, comprised of 124 notes, representing a total of R$620 million. The net proceeds were used to pay the second portion of the concession grant fee for the hydroelectrical plants in Lot D of ANEEL Auction No. 12/2015, and to improve CEMIG GT’s working capital. The Promissory Notes pay interest equal to 128% of the average one-day ‘DI’ rate, the daily interbank deposit rate, to be paid on the maturity date. The notes initially had a 360 day term, but they were amended to mature on November 23, 2017. The outstanding balance as of September 30, 2017 was R$588 million. This issuance is guaranteed by CEMIG.

Redemption of Promissory Notes

On March 28, 2016, CEMIG D repaid the totality of its 8th issuance of Promissory Notes. The amount of R$1.958 billion was paid to the holders of the notes, R$1.7 billion of principal and R$258 million of interest.

2015

The following financing contracts were entered into in 2015:

On May 7, 2015, CEMIG D issued a Bank Credit Note in favor of Banco do Brasil S.A., in the amount of R$500 million, to be used for working capital. The interest rate is 114% of the CDI rate, p.a., payment of interest semiannually. The amortization will be paid in three consecutive installments, the first installment equivalent to R$167 million, is to be paid in April2018, the second installment equivalent to R$167 million, is to be paid in April 2019 and the third installment equivalent to R$167 million, is to be paid in April 2020. This Bank Credit Note is guaranteed by pledge of duplicates in the amount not lower than 100% of the outstanding balance of this Bank Credit Note

In July 2015, CEMIG GT finished its 6th Non-Convertible, Unsecured Debentures Public Issue, whereby 100,000 non- convertible, unsecured debentures were issued in two series, being 97,275 debentures of the 1st series and 2,725 debentures of the 2nd series, with unit face value of R$ 10,000 at the issue date of July 15, 2015, in a total amount of R$ 1.0 billion. The net proceeds from this issue were allocated in payment of debts and replenishment of CEMIG GT’s cash position, following payment of debts. The debentures expire three years (1st series) and five years (2nd series) after the issue date and it pays an interest equivalent to 100% of capitalized CDI with a spread of 1.6%/year (1st series) and inflation index (IPCA) plus 8.067%/year (2nd series). The interest (1st Series) will be paid yearly and the amortization will be paid in two consecutive installments. The first (1st Series), equivalent to 50% of the unit face value, is to be paid in July 15, 2017, and the second (1st Series), equivalent of the balance of the unit face value will be paid in July 15, 2018. The interest (2nd Series) will be paid yearly and the amortization will be paid in two consecutive installments. The first (2nd Series), equivalent to 50% of the unit face value, is to be paid in July 15, 2019, and the second (2nd Series), equivalent of the balance of the unit face value will be paid in July 15, 2020. CEMIG GT’s 6th Non- Convertible Unsecured Debentures Public Issue relies on the guarantee of its controlling company, CEMIG Holding.

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

2013 or Prior

The following financing contracts were entered into during or prior to 2013:

CEMIG D raised R$2.981 billion in 2013. This comprised R$200 million under a Bank Credit Note in favor of Banco do Brasil, for the acquisition of energy; R$600 million through amendment to a Bank Credit Note; R$2,160 million through the third issue of debentures, to redeem the fifth and sixth issues of Promissory Notes and for investments; and R$21.2 million in financings from Eletrobrás for the Cresce Minas Program.

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

On March 9, 2009 CEMIG GT entered into a financing agreement with BNDES, in the amount of R$120 million, which proceeds were used for injection of capital into its subsidiary Baguari Energia S.A., for construction of the Baguari hydroelectrical complex. The interest rate is TJLP with a spread of 2.34%, to be paid quarterly basis. The amortization will be paid in 192 consecutive monthly installments, with final maturity date on July 15, 2026 This agreement has a restrictive financial covenant requiring CEMIG, guarantor of the financing, to maintain a minimum capitalization rate as expressed by Shareholder’s equity / Total assets of 30%, in the absence of which CEMIG is obliged to provide collateral which in the BNDES’s assessment represent 130% of the debtor balance of the contract, within six months from the end of the business year in which the required capitalization ratio was not obtained, or to present an interim statement of financial position, audited by an auditor registered with the Securities Commission, that indicates return to the required minimum capitalization rate. This covenant is to be measured at the end of every business year. At the end of 2016 there was no non-compliance with this clause.

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

In the financing contracts of CEMIG D and of CEMIG GT there are standard clauses restricting payment of dividends, if the companies are in default; restricting asset disposals that might adversely affect their activities; and restricting disposal of shareholding control of the companies involved.

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

The recent changes in the regulations of the energy sector, especially those introduced for generation and the transmission by Law No. 12,783/2013, and the tariff review of CEMIG D, which occurred in April 2013, have demanded more precise budget planning. In 2014, 2015 and 2016, we covered our expenditure on capital and investments in acquisitions and met our needs for liquidity through a combination of cash flow from operations and financings. For the year 2017, we expect to finance the necessary funding for the proposed investments in acquisitions, and to meet our other liquidity needs, through a combination of cash flow from operations and financings. Since we principally use cash generated by operations to provide funding for our liquidity and capital needs, factors that result in an increase or reduction of our revenues and net income could have a corresponding effect on our access to sources of liquidity.

In the long term, we foresee that it will be necessary to make significant capital expenditures on maintenance and updating of our generation, transmission, and distribution facilities, and we expect to employ various sources of liquidity, such as cash flow from operations and financings, in relation to such needs.

CEMIG Financing Guarantees

Norte Energia S.A. (“NESA”) entered into a financing agreement No. 11.2.0134.1 with BNDES, dated March 31, 2011, as amended on December 18, 2012, in the amount of R$3.685 billion, divided in sub credit A and sub credit B, which proceeds were used for the acquisition of equipment for the construction of Belo Monte hydroelectrical complex. The interest rate is TJLP with a spread of 5.5% per year, to be paid on a quarterly basis. The amortization of sub credit A will be paid in 287 consecutive monthly installments, with final maturity date on March 15, 2041, and of sub credit B will be paid in 258 consecutive monthly installments, with final maturity date on March 15, 2041. This agreement is guaranteed by (i) pledge of the shares issued by NESA and held by its shareholders; (ii) fiduciary assignment of credit rights; and (ii) guaranty by CEMIG, with a limited liability up to 4.79% of the total amount of the agreement.

NESA entered into a financing agreement No. 12.2.1238.1 with BNDES, dated as of December 18, 2012, in the amount of R$9,815 billion, with final maturity date on January 15, 2042, which proceeds were used for the construction of Belo Monte hydroelectrical complex. The interest rate is TJLP with a spread of 2.25% per year, to be paid along with the amortization of the principal amount. This agreement is guaranteed by (i) pledge of the shares issued by NESA and held by its shareholders; (ii) fiduciary assignment of credit rights; and (ii) guaranty by CEMIG, with a limited liability up to 4.79% of the total amount of the agreement.

NESA entered into a credit facility agreement No. 391.115-37/12, with Caixa Econômica Federal and Banco BTG Pactual S.A., dated as of December 18, 2012, in the amount of R$ 9 billion, with final maturity date on January 15, 2042, which proceeds were used to the construction of Belo Monte hydroelectrical complex, its transmission system and cash injection to PDRS Xingu. The interest rate is TJLP with a spread of 2.65% per year, to be paid along with the amortization of the principal amount. This agreement is guaranteed by (i) pledge of the shares issued by NESA and held by its shareholders; (ii) fiduciary assignment of credit rights; and (ii) guaranty by CEMIG, with a limited liability up to 4.79% of the total amount of the agreement.

Santo Antônio Energia S.A. (“SAESA”) entered into a financing agreement with Banco da Amazônia S.A., dated as of March 11, 2009, in the amount of R$503 million, with final maturity date on March 10, 2034, which proceeds were used to the construction of Santo Antônio hydroelectrical complex. The interest rate is 10% per year. During the grace period of amortization of the principal of each sub credit, 50% of the financial charges related to the interest payments of each sub credit will be paid monthly on each day 10. The other financial charges related to the payment of interest must be capitalized and paid only after the expiration of the respective grace period of each sub credit. This agreement is guaranteed by (i) pledge of the shares issued by SAESA and held by Madeira Energia S.A. (“MESA”); (ii) equity support agreement by Santo Antônio’s shareholders and (iii) guaranty by CEMIG, with a limited liability up to 10% of the total amount of the agreement.

SAESA entered into a financing agreement No. 1/2013 with Banco Santander (Brasil) S.A., Banco Bradesco S.A., Banco do Brasil S.A., Banco Itaú BBA S.A., Caixa Econômica Federal, and BES Investimento do Brasil S.A. – Banco de Investimento, dated as of August 28, 2013, in the amount of R$995 million, with final maturity date on March 15, 2034, which proceeds were used to the construction of Santo Antônio hydroelectrical complex. The interest rate varies between 3.8% to 2.8%, per year, to be paid along with the amortization of the principal amount. This agreement is guaranteed by (i) pledge of the shares issued by SAESA and held by MESA; (ii) fiduciary assignment of credit rights ; (iii) equity support agreement by Santo Antônio’s shareholders and (ii) guaranty by CEMIG, with a limited liability up to 10% of the total amount of the agreement.

Santo Antônio entered into a financing agreement No. 1/2009 with Banco Santander S.A., Banco Bradesco S.A., Banco do Brasil S.A., Unibanco – União de Bancos Brasileiros S.A., Banco do Nordeste do Brasil S.A., Banco Itaú BBA S.A., Caixa Econômica Federal, Banco da Amazônia S.A. and BES Investimento do Brasil S.A. – Banco de Investimento, dated as of March 11, 2009, in the amount of R$3 billion, with final maturity date on March 15, 2034, which proceeds were used to the construction of Santo Antônio hydroelectrical complex and its transmission system. The interest rate varies between 3.8% to 2.8%, per year, to be paid along with the amortization of the principal amount. This agreement is guaranteed by (i) pledge of the shares issued by Santo Antônio and held by MESA; (ii) fiduciary assignment of credit rights ; (iii) equity support agreement by SAESA’s shareholders and (ii) guaranty by CEMIG, with a limited liability up to 10% of the total amount of the agreement. As of December 31, 2016 the amount outstanding of the debt was R$ 4,067 million.

SAESA entered into a credit facility agreement No. 08.2.1120.1 with BNDES, dated March 4, 2009, in the amount of R$ 3.09 billion, with final maturity date on March 15, 2034 which proceeds were used to the construction of Santo Antônio hydroelectrical complex and its transmission system. The interest rate is TJLP with a spread of 2.4% per year, to be paid along with the amortization of the principal amount. This agreement is guaranteed by (i) pledge of the shares issued by Santo Antônio and held by MESA; (ii) fiduciary assignment of credit rights ; (iii) equity support agreement by Santo Antônio’s shareholders and (ii) guaranty by CEMIG, with a limited liability up to 10% of the total amount of the agreement.

Companhia de Transmissão Centroeste de Minas entered into a credit facility agreement No. 10.2.1862.1 with BNDES, dated April 14, 2011, in the amount of R$ 28 million, with final maturity date on April 15, 2023, which proceeds were used to the construction of the Transmission Line LT Furnas – Pimenta 2 – 345kV. The interest rate is TJLP with a spread of 3.0% per year, to be paid along with the amortization of the principal amount. This agreement has a restrictive financial covenant requiring CEMIG, guarantor of the financing, to maintain a minimum capitalization rate as expressed by Shareholder’s equity / Total assets equal or greater than 0.3. This agreement has a guaranty by CEMIG, with a limited liability up to 51% of the total amount of the agreement.

Statutory Covenants

Our by-laws define certain targets related to indebtedness and capital expenditures that shall be monitored by the management. However, in the extraordinary Shareholders Meeting held on March 30, 2017, management was authorized to exceed such targets for 2017 and the Capital Expenditures/EBITDA ratio was further revised in the ordinary and extraordinary shareholders meeting held on May 12, 2017, as follows:

	By-laws Targets	Excess authorized in the Extraordinary Shareholders Meeting
Net debt (1) / EBITDA (2)	2.00	4.44
Net debt / (Net debt + Equity)	40.00%	55.00%
Capital Expenditures (3) / EBITDA	40.00%	90.00%

(1)	Net debt is calculated as current and non-current loans, financings and debentures, less (i) cash and cash equivalents and (ii) current and non-currenet marketable securities.
(2)	EBITDA means earnings before interest, income taxes, depreciation and amortization.
(3)	Capital expenditures means expenditures and asset acquisitions.

These new limits, which were approved for 2017, were reviewed at the time of the approval of the budget for 2017 by the Board of Directors and submitted to the shareholders for approval in the General Meeting, which took place on May 12, 2017. Such General Meeting also approved the statutory covenant Capital Expenditures / EBITDA limited to 90%.

Restricted covenant clauses

The Company has contracts with covenants linked to financial index, as follows:

Title	Parameter	Ratio required for Issuer	Ratio required Cemig (guarantor)	Compliance frequency
Banco do Brasil: - Bank Credit Notes, and - Fixed Credit (1) Cemig GT (1)	Net debt / (Ebitda + Dividends received)

Ratio to be the following, or less:

5.5 on June 30, 2018

5.0 on December 31, 2018

5.0 on June 30, 2019

4.5 on December 31, 2019

4.5 on June 30, 2020

3.0 on December 31, 2020

3.0 on June 30, 2021

2.5 on and after Dec. 31, 2021

Ratio to be the following, or less:

4.5 on June 30, 2018

4.25 on December 31, 2018

4.25 on June 30, 2019

3.5 on December 31, 2019

3.5 on June 30, 2020

3.0 on December 31, 2020

3.0 on June 30, 2021

2.5 on and after Dec. 31, 2021

6-monthly
7th debenture issue Cemig GT (2)	Net debt / (Ebitda + Dividends received)	Ratio to be the following, or less: 5.5 in 2017 5.0 in 2018 4.5 in 2019 3.0 in 2020 2.5 in 2021	Ratio to be the following, or less: 4.5 in 2017 4.25 in 2018 3.5 in 2019 3.0 in 2020 2.5 in 2021	6-monthly
Eurobonds Cemig GT (3)	Net debt / (Ebitda adjusted for the Covenant)

Ratio to be the following, or less:

5.5 on December 31, 2017

5.5 on June 30, 2018

5.0 on December 31, 2018

5.0 on June 30, 2019

4.5 on December 31, 2019

4.5 on June 30, 2020

3.0 on December 31, 2020

3.0 on June 30, 2021

2.5 on and after Dec. 31, 2021

Ratio to be the following, or less:

5.0 on December 31, 2017

5.0 on June 30, 2018

4.25 on December 31, 2018

4.25 on June 30, 2019

3.5 on December 31, 2019

3.5 on June 30, 2020

3.0 on December 31, 2020

3.0 on June 30, 2021

3.0 on and after Dec. 31, 2021

6-monthly
Banco do Brasil and Caixa Econômica Federal: - Bank Credit Notes and - 5th Debenture issue Cemig D (4)	Net debt / (Ebitda + Dividends received)

Ratio to be the following, or less:

7,5 on December 31, 2017

7.5 on June 30, 2018

4.5 on December 31, 2018

3.8 on June 30, 2019

3.8 on December 31, 2019

3.3 on June 30, 2020

3.3 on December 31, 2020

3.3 on June 30, 2021

3.3 on and after Dec. 31, 2021

Ratio to be the following, or less:

4.5 on December 31, 2017

4.5 on June 30. 2018

4.25 on December 31, 2018

4.25 on June 30, 2019

3.5 on December 31, 2019

3.5 on June 30, 2020

3.0 on June 30, 2020

3.0 on June 30, 2021

2.5 on and after Dec. 31, 2021

Six-monthly
	Current liquidity	0.6x on and after Dec, 31, 2017	0.6x on and after Dec. 31, 2017
Gasmig Debentures (5)	Debt ratio (Total liabilities / Total assets)	Less than 0.6	—	Annual

	Ebitda / Debt servicing	1.3 or more	—	Annual

	Ebitda / Net finance (income/expenses)	2.5 or more	—	Annual

	Net debt / Ebitda	2.5 or more	—	Annual

(1)	Through contractual amendments, a requirement was added to the early maturity clauses of Cemig GT’s Bank Credit Notes and Fixed Credit Line with Banco do Brasil S.A., for compliance with a financial ratio similar to that demanded by the 7th Debenture issue.
(2)	7th Issue of Debentures by Cemig GT, in December 2016, of R$ 2,240,000.
(3)	In the event that “maintenance covenants” are exceeded at any time, the interest rate will automatically be increased by 2% p.a. during the period in which the excess continues. There is also an obligation to comply with a “maintenance covenant” which requires that the debt in Cemig Consolidated shall have asset guarantee for debt of 1.75x Ebitda (2.0x in December 2017); and a “damage” covenant, requiring asset guarantee for debt in Cemig GT of 1.5x Ebitda.
(4)	The Bank Credit Notes of Banco do Brasil and Caixa Econômica Federal were amended in December 2017, to include requirement for 6-monthly compliance with covenants as described above. The 5th Debenture Issue included demandability of compliance with the Covenants.
(5)	If Gasmig does not achieve the required ratio, Cemig must, within 120 days from the date of notice in writing from BNDES or BNDESPar, constitute guarantees acceptable to the debenture holders for the total amount of the debt, subject to the rules of the National Monetary Council (CMN), unless the required ratios are restored within that period. Cross-default: Certain contractually specified situations can cause early maturity of other debts.

As of December 31, 2017 the Company was in compliance with the covenants requiring annual and semi-annual compliance.

Payment of Dividends below the Minimum Mandatory

On April 29, 2016, the Annual and Extraordinary General Meeting of CEMIG approved the payment of R$634 million as dividend relating to the net income for the 2015 business year, an amount below the minimum mandatory dividend.

Review of Compliance and Corporate Governance System

CEMIG has undertaken a number of initiatives to boost its compliance and corporate governance system, including revising its code of ethics in light of the Brazilian Anticorruption Law (Law No. 12,846/2013), the new Brazilian Public Companies Law (Law No. 13,303/2016), creating a Compliance Superintendence, providing anticorruption and fraud training to all of its employees and approving a compliance program 2016/2018.

Research and Development

We dedicate ourselves to projects that use technological advances not only in energy systems, but in all fields related to energy, such as development of alternative energy sources, environmental control, performance of energy systems and safety optimization.

Cemig Group currently invests around R $ 40 million in research projects and Development R & D. In 2017, Cemig transferred R$37.8 million to the National Scientific and Technological Development Fund (Fundo Nacional de Desenvolvimento Científico e Tecnológico, or “FNDCT”), a federal fund to support research and development, and R$18.9 million to the Energy Research Company (Empresa de Pesquisa Energética, or “EPE”).

In 2016, we invested R$23.49 million in research and development, and transferred R$47.86 million to the FNDCT, and R$23.93 million to the EPE.

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

As to the question of reliability of supply of energy, the structural capacity of the system is adequate to meet the market’s needs for consumption of energy, and the expansion of generation and transmission capacity currently in development will be able to meet the expected demand for consumption from the market. Rates of growth of energy consumption in Brazil in recent years have been -2.1% (2014-2015), -0.9% (2015-2016), 4,2%(2016-2017) and 3,73% (2017-2018) strong recovery of energy consumption after two years of economic ressecion. The Brazilian Government has been successful with the “new supply” auctions starting in 2005 – which have made possible the construction of new projects such as the Santo Antônio hydroelectrical plant (3,150 MW) and the Jirau hydroelectrical plant (3,750 MW), on the Madeira River; the Belo Monte plant (11,233 MW) on the Xingu River; and the Teles Pires plant (1,820 MW) on the Teles Pires River, in accordance with the needs of the distribution companies for acquisition of energy.

Commitments

In 2016, there has been a corporate simplification with regard to CEMIG´s indirect investment on Light, such as FIP Redentor termination, incorporation of Redentor Energia SA. by Rio Minas Energia Participações S.A. (“RME”), Parati’s total break-up, whereby CEMIG, Banco Santander (Brasil) S.A., BV Financeira S.A., BB—Banco de Investimento S.A. and Banco BTG Pactual S.A. became direct shareholders of RME and Luce Empreendimentos e Participações S.A. (“Lepsa”), bearing same rights, obligations and equity then held by Parati. CEMIG has also acquired Banco BTG Pactual S.A.’s equity shareholdings of RME and Lepsa in 2016. Legal instruments have been signed to formalize the related alterations to the rights and obligations relating to the Put Option granted by CEMIG to the Direct Shareholders on shares in Parati, with the result that the said rights and obligations now apply, instead, to the shares in RME and Lepsa, since these two companies received the whole of the body of assets and liabilities that were split off as a result of the 100% split of their controlling and sole shareholder, Parati. The extension of the option was postponed to November 30, 2017. On November 22, 2017, the Put Option on RME common shares was again postponed to November 30, 2018, while November 30, 2017 was maintained for RME preferred shares and all Lepsa shares. In this way, in 2017, Cemig acquired the preferred shares of RME and of Lepsa’s common and preferred shares. The exercise price of the option is calculated from the sum of the value of the amounts injected by the Fund into Parati, plus the running expenses of the fund, less interest on equity, and dividends, distributed by Parati (RME and Lepsa). The exercise price is subject to monetary updating by the CDI (Interbank CD) Rate plus financial compensation at 0.9% per year.

CEMIG GT and the private pension plan entities participating in the investment of SAAG entered into put option agreements exercisable by the funds in July 2021. The exercise price of the put options will correspond to the amount invested by each private pension plan, adjusted pro rata temporis, by the IPCA index as published by the IBGE, plus interest at 7% p.a., discounting dividends and interest on equity that have already been paid by SAAG to the private pension plan entities. For more details please see Note 16 to our consolidated financial statements.

CEMIG and its subsidiaries have commitments and commitments that include acquisition of energy from Itaipu, acquisition of energy at auctions, physical quota guarantees and other commitments, as follows as of December 31, 2017:

	2018	2019	2020	2021	2022	2023 onwards	Total
Acquisition of energy from Itaipu	1,278	1,332	1,367	1,339	1,326	1,298	7,940
Acquisition of energy – auctions	2,837	2,815	3,178	3,724	3,898	4,040	20,492
Acquisition of energy – ‘bilateral contracts’	296	307	323	338	356	375	1,995
Quotas for Angra 1 and Angra 2	264	272	291	297	311	325	1,760
Transport of energy from Itaipu	227	232	236	220	206	216	1,337
Other energy acquisition contracts	3,497	2,735	2,758	2,994	3,030	2,647	17,661
Acquisition of gas for resale	546	559	586	611	640	669	3,611
Operational leasing transactions	98	76	61	64	68	72	439

Total	9,043	8,328	8,800	9,587	9,835	9,642	55,235

We do not have any material off-balance sheet arrangements.

Item 6.	Directors, Senior Managers and Employees

Directors and Senior Management

CEMIG Holding is managed by its Board of Directors, composed of 15 members, each with a respective alternate, and by the Executive Board, which consists of 11 Executive Officers. The Minas Gerais State Government, as the majority shareholder, has the right to elect the majority of the members of the Board of Directors. Every holder of CEMIG common shares has the right to vote in an election for members of our Board of Directors. Under the Brazilian Corporation Law, any shareholder holding at least 5% of CEMIG Holding’s common shares in circulation may request the adoption of a multiple vote procedure, which confers upon each share a number of votes equal to the present number of members of the Board of Directors and gives the shareholder the right to accumulate his or her votes in a sole candidate, or distribute them among several.

Under the Brazilian Corporation Law, holders of preferred shares representing at least 10% of CEMIG Holding’s share capital, and also holders of common shares representing at least 15% of its registered capital (other than the controlling shareholder) have the right to elect a member of the Board of Directors and his or her respective substitute member in a separate election. If none of the holders of common shares or preferred shares qualifies under the minimum limits specified above, shareholders representing, in the aggregate, a minimum of 10% of the share capital may combine their holdings to elect a member of the Board of Directors, and that member’s substitute member.

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

All members and substitute members of the Board of Directors are elected by the Shareholders’ General Meeting. A substitute member replaces the respective permanent member whenever there is a temporary absence of the permanent member, or that member’s post is vacant, in which case the substitute remains in the post until the appointment of a permanent member to fill the vacancy. No member of the Board of Directors, permanent or alternate, has any employment contract with CEMIG, or with any subsidiary, that provides for any benefit in the event of its termination.

Under CEMIG Holding’s by-laws, the Board of Directors is made up of 15 members, and their corresponding alternates, elected for a concurrent period of two years, being re-election permited. In the Annual and Extraordinary General Meeting of Shareholders held on April 30, 2018, it was decided to reduce to eleven the number of the members of the Board of Directors to be elected at that moment, considering the provision in Article 13 of Law 13303/2016, when taken together with Articles 21, I, and 63 of Minas Gerais State Decree 47154/2017.

Currently, the seats are occupied by six members (and three corresponding alternates) appointed by the Minas Gerais State Government, one member (alternate are vacant) appointed by BNDESPar, two members (and corresponding alternate) appointed by minority shareholders, one member (and corresponding alternate) appointed by preferred shareholders. One seat will be occupied by a representative of the employees, as per Article 19 of the Law 13303/2016.

The period of office of the present members of the Board of Directors expired at the Annual General Meeting of Shareholders to be held in April 2020. The names, positions and dates of initial appointment of the present board members and their respective substitute members are as follows:

Name	Position	Date of first appointment
Adézio de Almeida Lima (1)	Chair	April 30, 2018
Nelson José Hubner Moreira (1)	Alternate	April 30, 2018
Marco Antônio Soares da Cunha Castello Branco (1)	Vice-Chair	April 30, 2018
Hermes Jorge Chipp (1)	Alternate	April 30, 2018
Bernardo Afonso Salomão de Alvarenga (1)	Board Member	May 12, 2017
Vacant (1)	Alternate	—
Antônio Carlos de Andrada Tovar (1)	Board Member	April 30, 2018
Agostinho Faria Cardoso (1)	Alternate	May 12, 2017
Luiz Guilherme Piva (1)	Board Member	April 30, 2018
Alternate (1)	Alternate
Marco Aurélio Crocco Afonso (1)	Board Member	April 30, 2018
Vacant (1)	Alternate	—
Vacant (1)	Board Member	—
Vacant (1)	Alternate	—
Vacant (1)	Board Member	—
Vacant (1)	Alternate	—
Patrícia Gracindo Marques de Assis Bentes (2)	Board Member	October 25, 2016
Vacant (2)	Alternate	—
José Pais Rangel (3)	Board Member	April 30, 2014
José João Abdalla Filho (3)	Alternate	April 30, 2014
Daniel Alves Ferreira (3)	Board Member	May 12, 2017
Manoel Eduardo Lima Lopes (3)	Alternate	December 18, 2017
Vacant (3)	Board Member	—
Vacant (3)	Alternate	—
Vacant (3)	Board Member	—
Vacant (3)	Alternate	—
Marcelo Gasparino da Silva (4)	Board Member	May 2, 2016
Aloísio Macário Ferreira de Souza (4)	Alternate	May 2, 2016
Vacant (5)	Board Member	—
Vacant (5)	Alternate	—

(1)	Elected by State of Minas Gerais and others sttockholders.
(2)	Elected by BNDESPar.
(3)	Elected by minority shareholders.
(4)	Elected by the preferred shareholders.
(5)	Elected by a representative of the employees.

Below is biographical information about each member of the Board of Directors:

Adézio de Almeida Lima – Mr. Almeida Lima has a degree in economics from the Federal University of Viçosa, and a postgraduate degree in Financial Management from the Dom Cabral Foundation of Belo Horizonte, Minas Gerais. He has served on the boards of numerous companies, including Perdigão S.A., CPFL Group, Belgo Mineira, BB DTVM, Seguradora Aliança do Brasil S.A., Banco Nossa Caixa, and La Fonte Participações S.A. From 1977 to 2009 he was with Banco do Brasil, serving as General Manager, Director of Sales, and as Vice-President for Credit, the Controller’s Department and Global Risk. At present he is a member of the Boards of Directors of Fras-Le S.A., and of BDMG (Minas Gerais Development Bank), where he is Coordinator of the Audit Committee. From February 2017 to March 2018 he was Chief Officer for Finance and Investor Relations at Cemig. Bernardo Afonso Salomão de Alvarenga – Mr. Bernardo Afonso Salomão de Alvarenga, born on December 23, 1951, earned a degree in electrical engineering from Minas Gerais Federal University (UFMG) in 1978. He was an employee of CEMIG from 1980 to 2006, and an Executive Officer of CEMIG from 2007 to 2010. From May 2011 to November 2012 he served as Chief Energy Officer of Usiminas. Former Director of Ponta Energia Consultores Associados Ltda (from 2013 to December, 2016).

Antônio Carlos de Andrada Tovar – Mr. Antônio Carlos de Andrada Tovar served in the Brazilian Development Bank (BNDES) from 2001 to 2015 as Head of the Alternative Energy Sources Department. He was also Manager of the Transport and Logistics Department, and engineer of the Oil and Gas Department. In 2003–4 he was a member of the Board of Directors of Energia Paulista S.A. He has served on the Audit Boards of AES Tietê S.A. (in 2005), and of Transmissora Aliança de Energia Elétrica S.A. – Taesa (2016–17).

Luiz Guilherme Piva – Mr. Piva was born in 1962. After an undergraduate degree in economics at the Federal University of Juiz de Fora, with specialization in public policy and government management at ENAP, he earned a Master’s Degree in Politics from the Federal University of Minas Gerais (UFMG) and a doctorate in Political Science from São Paulo University. From 1989 to 1996 he was Coordinator-general of Desep, the Department of Socio-economic and Political Studies. He was economic adviser and Planning and Budget Undersecretary at the Planning Ministry from 1996 to 1999, and Economic Adviser to the Chamber of Deputies, the lower house of the Brazilian Congress, from 1999 to 2003. He was Economic Adviser to the government transition team and the Finance Ministry at the changeover of the Presidency of the Republic in 2002–3. In 2003 he was Economic Adviser to the office of the President of Funcef. From 2004 to 2007 he was Finance Director, Chief Economist and Director of Consultancy at BDO-Trevisan. He was a Director of Stratus Investimentos in 2007, and Chief Investment and Corporate Finance Officer of LCA Consultores, from 2007 to 2012. In 2012 and 2013 he was Investments Director of Angra Partners. From 2013 to 2014 he was CEO of Itatiaia Móveis. From 2014 he was Adviser for Structured Transactions and Capital Markets to the CEO of the Minas Gerais Development Bank (BDMG) – where he is currently Deputy CEO.

Marco Aurélio Crocco Afonso – Mr. Crocco has a degree in economics from the Federal University of Minas Gerais (UFMG), a master’s degree in industrial economics from the Federal University of Rio de Janeiro, and a PhD. in economics from London University. He also has PhD degrees from the Universities of Cambridge and Paris-Dauphine. He was a professor and researcher in the economics department at UFMG, where he held various positions, including presidency of the Research Development Foundation of UFMG (Fundep) from 2010 to 2014. At present he is Chief Executive Officer of BDMG (Minas Gerais Development Bank), Deputy Chief Executive Officer of the Brazilian Development Association, and Chair of the Boards of Technology Park of Minas Gerais, and INDI (Minas Gerais Institute of Integrated Development).

Marcelo Gasparino da Silva – Mr. Silva was born in 1971. He is a lawyer specializing in corporate tax law, with a degree from ESAG, and MBA in Controllership, Auditing and Finance. He began his executive career in 2007 as Legal and Institutional Director of Celesc. He is the Coordinator of the Santa Catarina Chapter, Holder of Board Member Certification from, and a member of the Council of, IBGC (the Brazilian Corporate Governance Institute). He is Chair of the Board of Directors of Usiminas, and is a member of the Board of Directors of Bradespar and Eternit. He has served as a Member of the Boards of Directors of Eletrobras, Celesc, AES Eletropaulo, Tecnisa and SC Gás, and as a member of the Audit Boards of Bradespar, AES Eletropaulo, AES Tietê and Renuka do Brasil. He is Coordinator of the Legal and Compliance Committee of Eternit. He is the spokesperson of the GGG (Corporate Governance Group).

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

Patrícia Gracindo Marques de Assis Bentes – Mrs. Bentes was born in 1965. Shehas a degree in business management, and a master’s degree in finance and marketing from São Paulo University (USP). Since 2012 she has been managing partner of the capital markets consultancy Estatice Holdings. She was previously Deputy CEO of Banco Bracce (until 2012). She is also an independent member of the Board of Directors of Renova Energia S.A., and a member of the Board of Directors of Light S.A, Light SESA and Light Energia.

Daniel Alves Ferreira – Mr. Ferreira was born in 1972. He is a lawyer responsible for Mass Litigation, and Capital markets, at the law firm Mequita Pereita, Almeida, Esteves Advogados, working in cases of customer relations, civil law and corporate law. He took part in the Civil Procedure Law Conferences of the Bar Institute of São Paulo on: Aspects of the Reform of the Code of Civil Procedure; Stable Union; and Alterations to the Code of Civil Procedure.

Significant Civil and Criminal Proceedings Involving Key Management Members

Mr. José Afonso Bicalho Beltrão da Silva, former Chairman of the Board of Directors (from January 22, 2015 to April 30, 2018) is a defendant in a “Civil Action of Administrative Impropiety” (not a criminal proceeding), which was filed by the 4th Public Treasury Court of Belo Horizonte, Brazil, in which the prosecutor is seeking reimbursement of alleged material damages caused to the public treasury. The case is still in pre-trial proceedings and the relevant summons has still not been delivered to all parties.

In addition, Mr. José Afonso Bicalho Beltrão da Silva, is a defendant in a “Criminal Action Due to Financial System Crimes”, filed by the Brazilian 1st Federal Circuit Court (TRF1), in which the prosecutor alleges irregularities at the Bank of the State of Minas Gerais (“BEMGE”) that occurred during the period between 1994 and 1998, and reckless management, which is considered a crime, according to the provisions of Article 4th of Law 7492/86. On October 20, 2015, Mr. José Afonso Bicalho Beltrão da Silva and other defendants were partially held guilty. An appeal has been filed and is still pending a decision at the Brazilian Court of Appeals since May 11, 2016.

Finally, Mr. José Afonso Bicalho Beltrão da Silva is also a defendant in a criminal action filed by the Special Court of the Court of Justice of Minas Gerais, where he is accused of embezzlement at BEMGE, in accordance with Article 312 and Article 327, paragraph 2, of the Brazilian Criminal Code. The Prosecutor’s claim was initially against 15 investigated persons, but some of them, including Mr. José Afonso Bicalho Beltrão da Silva, have a right to privileged forum and the relevant proceedings are being conducted by the Special Court of the Court of Justice of Minas Gerais. The current phase of the proceedings call for the parties to file their closing arguments.

Mr. Helvécio Miranda Magalhães Júnior, former member of the Board of Directors (from January 22, 2015 to April 30, 2018) is a defendant in a “Public Civil Action for Administrative Impropriety” proceeding (not a criminal case), that has been filed by the 2nd Municipal Treasury Court of Belo Horizonte, State of Minas Gerais, Brazil. The prosecutor has alleged irregularities of the necessary tender process for hiring public employees in the Municipality of Belo Horizonte. The complaints were dismissed and, currently, there is an appeal filed by the Brazilian Superior Court of Justice (Superior Tribunal de Justiça) which is still pending a decision.

Mr. Marcelo Gasparino da Silva, a member of the Board of Directors of CEMIG, is a defendant in two “Civil Action of Administrative Impropriety due to Damages to the Public Treasury” proceedings (not criminal cases), both of which were filed by the 1st Public Treasury Court of Florianópolis in Santa Catarina State, Brazil.

In the first case, the prosecutor in Santa Catarina State, Brazil has alleged irregularities regarding a specific business acquisition by Celesc Distribuição S.A. approved on December 11, 2008 without the required auction proceeding. Such acquisition was made in reliance on an emergency decree by the State Governor. Mr. Marcelo Gasparino da Silva was named as a defendant as a result of his role as Celesc Distribuição’s Legal Officer from 2007 to 2009. In the other civil action involving Mr. Marcelo Gasparino da Silva, the prosecutor has alleged irregularities in the agreement entered into by Celesc Distribuição S.A. and Monreal Corporação Nacional de Serviços e Cobranças S/C Ltda. Almost all former members of the Celesc Distribuição’s board of directors between 2003 and 2009 were named as defendants in the case. Both actions are in the pre-trial proceeding stage, and the relevant complaints have not been accepted by the Court yet.

Mr. Marco Antônio de Rezende Teixeira, former Vice-Chairman of the Board of Directors of CEMIG (from January 22, 2015 to April 30, 2018), is a defendant in two “Public Civil Actions for Administrative Impropriety” (not criminal cases). One of them was by before the 2nd Municipal Treasury Court and the other by the 3nd Municipal Treasury Court, both in Belo Horizonte, State of Minas Gerais, Brazil.

Regarding the first proceeding, the prosecutor has alleged irregularities in the agreement entered into by and among the Municipality of Belo Horizonte and Public Pension Funding Nossa Senhora da Conceição—ASA – involving construction and renovation of housing developments. Those proceedings are at the discovery stage.

Regarding the second action, the prosecutor has alleged irregularities in the agreement entered into by and among the Municipality of Belo Horizonte, the State of Minas Gerais and the Câmara de Dirigentes Lojistas – CDL, in order to implement the Olho Vivo em Belo Horizonte (Keen Eye at Belo Horizonte) program. The Prosecutor has alleged that this agreement was used in order to avoid the necessary tender process for hiring infrastructure companies. A criminal proceeding filed based on the same facts has been dismissed, in a final and unappealable decision.

Finally, Mr. Marco Antônio de Rezende Teixeira has been under investigation since September 2017 (Acrônimo Operation) due to alleged irregularities regarding the financing of his political campaign in 2014. No further details are available regarding this proceeding at this time.

Board of Executive Officers

CEMIG Holding’s Executive Board, made up of eleven Executive Officers, is responsible, among other things, for putting into effect the decisions of the Board of Directors and for day-to-day management. The members of the Executive Board – the Executive Officers – have individual responsibilities established in the by-laws and hold their positions for a period of three years, and they may be re-elected. The period of office for the present Executive Officers expires at the first Meeting of the Board of Directors following the Annual Shareholders’ General Meeting to be held in April 2021. The Executive Officers are elected by the Board of Directors. Ordinary meetings are held at least twice per month and extraordinary meetings are held whenever called by the Chief Executive Officer, or CEO, or by two Executive Officers other than the CEO.

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

Some decisions, as outlined in Paragraph, 4 of Clause 21 of the by-laws, require the approval of the Executive Board.

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

The names, positions and dates of initial appointment of our Executive Officers are as follows

Name	Position	Date of original appointment
Bernardo Afonso Salomão de Alvarenga	Chief Executive Officer (CEO) and Deputy CEO (concurrently)	December 22, 2016 February 21, 2017
Maurício Fernandes Leonardo Júnior	Chief Officer for Finance and Investor Relations	March 08, 2018
Thiago de Azevedo Camargo	Chief Institutional Relations and Communication Officer	October 23, 2017
Franklin Moreira Gonçalves	Chief Generation and Transmission Officer	January 22, 2015
Daniel Faria Costa	Chief Officer for Business Development	March 08, 2018
José de Araújo Lins Neto	Corporate Management Officer	February 20, 2017
Maura Galuppo Botelho Martins	Chief Officer for Human Relations and Resources	February20, 2017
Dimas Costa	Chief Trading Officer	September 01, 2016
Luciano de Araujo Ferraz	Chief Legal Officer	July 1, 2017
Ronaldo Gomes de Abreu	Chief Energy Distribution and Comercialization Officer	June 28, 2017

Bernardo Afonso Salomão de Alvarenga – Mr. Bernardo Afonso Salomão de Alvarenga, born on December 23, 1951, earned a degree in electrical engineering from Minas Gerais Federal University (UFMG) in 1978. He was an employee of CEMIG from 1980 to 2006, and an Executive Officer of CEMIG from 2007 to 2010. From May 2011 to November 2012 he served as Chief Energy Officer of Usiminas. Former Director of Ponta Energia Consultores Associados Ltda (from 2013 to December, 2016).

Maurício Fernandes Leonardo Júnior – Mr. Maurício Fernandes Leonardo Júnior has a degree in literature from Unoeste, with postgraduate studies in accounting and finance at the Federal University of Paraná (UFPR), a master’s degree in production engineering from the Federal University of Santa Catarina (UFSC), post-graduate studies in marketing at PUC Rio de Janeiro, and MBA in business management from the Federal University of Mato Grosso (UFMT). Working for Banco do Brasil, from 1998 to 2017, his posts included: Deputy Branch Manager (1998–2000); Division Manager (2001–2003); Executive Manager at the New Business Directorate (2005–2008); Executive Manager in the Controller’s Department (2005–2013); Executive Manager, USA (2008–2010); CEO and Chair of the Board of Directors of Banco do Brasil Money Transfers, New York (2010–2013); Deputy General Manager, New York (2013); Executive Manager in the Human Resources Directorate (2014–2015); and Chief Operations Officer in Vienna, Austria (2015 to 2017). From 2005 to 2007 he was a member, and later Chair, of the Audit Board of Ativos S.A, and has served as a member of the Audit Boards of: CPFL Energia, and CPFL Geração (2005-2007); BrasilPrev Seguros e Previdencia; and CASSI (health insurance provider for Banco do Brasil employees) (2014–2015). He has served on the Boards of Directors of BB Money Transfers, USA (2010–2011), and Fundação Banco do Brasil (2004-2007); and as General Manager of Economus Instituto de Seguridade Social in São Paulo (from 2017 to date).

Daniel Faria Costa – Mr. Daniel Faria Costa has a degree in law from Universidade Federal de Uberlândia and postgraduate degrees in Financial Management and Business Management from Fundação Dom Cabral. Mr. Costa works in the Banco do Brasil group since 1979. In 2013 he was General Manager for Sales of Banco Patagônia S.A., in Buenos Aires, Argentina; In 2014 he worked as an Executive Manager of the Related Entities Governance Unit in Brasília; and in 2015 National General Manager for Restructuring of Assets, in São Paulo.

Thiago de Azevedo Camargo – Mr. Thiago de Azevedo Camargo has a degree in law, and master’s degree in Political Science with a specialization in policy, from Minas Gerais Federal University (UFMG). His professional experience includes work as legal, political and institutional counsellor in various public- and private-sector organizations, including The Union of Brazilian Revenue Service Tax Analysts (Sindicato dos Analistas Tributários da Receita Federal do Brasil); the Union of Brazilian Revenue Service Auditors; Emater–MG (Minas Gerais State Technical and Rural Support Organization), World Vision, and Fenafisp (National Union of INSS, Government, Prefecture and Company Auditors). He has served as Director of CPP – Consultoria em Políticas Públicas, at Belo Horizonte City Hall, as Manager of Social Legal Assistance Services and as Consultant in Participative Budgeting at São Paulo.

Franklin Moreira Gonçalves – Born in 1970, and affiliated with the CUT group of unions, from 2003 to 2009, Mr. Gonçalves has been Energy Secretary of the National Federation of Urban Workers (FNU), and was President of FNU-CUT , and director of the Energy Workers’ Unions of Minas Gerais (Sindieletro–MG) from 1993 to 2014. At CEMIG Holding, he has been a Technical Officer in System Operations Supervision and Control in the Generation and Transmission Senior Management unit, and in Distribution Operations Engineering, in the Distribution Senior Management unit. He is also a member of the Board of Directors of CEMIG Holding, CEMIG D and CEMIG GT, the Board of Directors of Transmissora Brasileira de Energia (TBE), the Federal Renewable Energy Sources Council of the Brazil Maior plan; the State Energy Council of Minas Gerais; and the Minas Gerais State Science and Technology Council. He earned a degree in systems analysis from Newton Paiva Unicentro of Belo Horizonte, in 1996; and completed his MBA in Leadership and Management of State Companies through the FranklinCovey Business School/Coge Foundation, Rio de Janeiro, in 2013.

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

Maura Galuppo Botelho Martins – Ms. Galuppo was born in 1961. She has a degree in business administration from UNA, and a degree in mathematics from FAFI of Belo Horizonte. Her post-graduate studies include: the International Leadership program of the Dom Cabral Foundation/Insead; strategic management at Minas Gerais Federal University; money markets at the Euromoney Institute in New York; and an MBA in finance from Ibmec. At CEMIG, she worked as a financial analyst from 1984 to 1998; as Economic and Financial Planning Analyst from 1998 to 2003; and as Manager of the Tariffs Department from 2003 to 2009. From 2009 to 2011 she was CEMIG’s General Manager for Organization of Distribution, and from 2011 to 2016 General Manager for Economic and Financial Regulations. Since August 2016 she has served as Pension Plans and Management Director at Forluminas.

Dimas Costa – Mr. Costa earned a degree in electrical engineering from PUC Minas in 1978. In 1978–1980 he worked as an engineer in the Minas Gerais State Water and Energy Department, where he was a Division Head from 1980 to 1985. With CEMIG Holding, in 1985–1987, he was an engineer in the Distribution Senior Management Unit; from 1987 to 1995 he was an Assistant in the Senior Management Unit for Energy Planning and Development; from 1995 to 1998 he was Manager of the Energy Development Department; from 1998 to 2007 he was Sales Manager for Corporate Clients; from 2007 to 2010 he was the Company’s General Manager for Client Sales; and from 2011 to 2013 he was the Company’s General Manager for Incentive-bearing Client Sales. Former Director of Ponta Energia Consultores Associados Ltda (from 2013 to 2016).

Ronaldo Gomes de Abreu – Mr. Abreu was elected Chief Distribution and Sales Officer of CEMIG in June 2017. He has a degree in business administration from the Management and Accounting Sciences School of UNA; a law degree from the Law School of Sete Lagoas, and an MBA in strategic and business management from the Federal University of Minas Gerais (UFMG). He joined CEMIG as an employee in 1985, and since 1994 has held positions of management in CEMIG’s departments of Distribution and Sales, and Finance and Investor Relations. In his management career at CEMIG he has worked in areas and processes of client relationship, billing, revenue management, expansion and planning of the energy system, regulation, and tariffs.

Luciano de Araújo Ferraz – Mr. Luciano de Araújo Ferraz received his law degree in 1995 from PUC University of Minas Gerais (PUC/MG), where he is now Deputy Professor of Financial Law. He is an Associate Professor of Administrative Law at Minas Gerais Federal University (UFMG), where he received his master’s degree in law in 2009, and doctorate in 2003. In 2011 he was a guest postgraduate supervisor for master’s degree and doctoral students at São Paulo University. He received a post-doctorate degree from the Universidade Nova de Lisboa, Portugal, in 2016. He works as a consultant to public and private sector entities, with experience in administrative, constitutional and financial law, in particular public tenders, administrative contracts, concessions, public-private partnerships, control of public administration, government employees, and fiscal responsibility.

Compensation of Members of the Board of Directors and Executive Officers

The total compensation of the members of the Board of Directors, the Executive Board, and Audit Board, including benefits of any type, is established by the General Meeting of Shareholders, in accordance with the legislation from time to time in force.

In the fiscal year ended December 31, 2017 the total compensation paid to CEMIG Holding’s directors and officers and to the directors and officers of CEMIG D and CEMIG GT, including health insurance, paid leave, bonuses, post-retirement and other benefits, totaled approximately R$19.599 million. The following chart shows the compensation to the members of the Board of Directors, Executive Board, Audit Board and Support Committee members in 2017:

	Board of Directors	Executive Officers	Audit Board	Total
	(in thousands of R$)
Number of members (1)	25	9	10	44
Total compensation	5,829	12,244	1,526	19,599

Labour contribution taxes				14,957

Total compensation costs				34,556

(1)	The number of members corresponds to the annual average of members divided by 12 months. For the Audit Board, the number includes the substitute members, as per the decision taken by the 2011 Ordinary and Extraordinary General Meetings of Shareholders. The number of members stated above is in accordance with the 2016 Ordinary and Extraordinary General Meetings of Shareholders and it includes substitute members.

There is no contract between CEMIG Holding or its wholly-owned subsidiaries or affiliated companies and any director or officer of CEMIG Holding that grants any kind of post-retirement benefits, other than the retirement plan of Forluz and the healthcare plan CEMIG Saúde, which is applicable to the Executive Officers (as long as they qualify under the rules and regulations of Forluz) on the same terms as for other employees.

The Audit Board

Under CEMIG Holding’s by-laws, its Audit Board is established permanently. It sets forth ordinary monthly meetings and extraordinary meetings whenever necessary. It comprises three to five members, and their respective substitute members, elected by the shareholders at the Annual General Meeting, for a term of one business year, and they may be re-elected. The holders of the preferred shares, as a group, are entitled to elect one member of the Audit Board and a corresponding substitute. A single minority holder of common shares, or a group of minority holders of common shares, with a joint interest of at least 10% of the total shares, has the right to elect one member of the Audit Board and a corresponding substitute. The primary responsibility of the Audit Board, which is independent from management and from the independent external auditors appointed by the Board of Directors, is to review the financial statements and report on them to the shareholders. The Audit Board is also responsible for providing opinions on any proposals by management to be submitted to the General Meeting of Shareholders related to: (i) changes in the share capital; (ii) issue of debentures or warrants; (iii) capital expenditures plans and budgets; (iv) distribution of dividends; (v) changes in the corporate structure; or (vi) corporate reorganization, such as mergers, consolidations and spin-offs.

The Audit Board also examines the activities of management and reports on them to the shareholders.

The current members of the Audit Board, and their substitute members, all of whose terms expire at the Annual General Meeting of Shareholders to be held in 2020 to approve the financial statements for the fiscal year 2017, are as follows:

Name	Position	Date of initial appointment
Ricardo Wagner Righi de Toledo (1)	Member	April 30, 2018
Vacant (1)	Alternate	—
Geber Soares de Oliveira (1)	Member	April 30, 2018
Vacant (1)	Alternate	—
Alcione Maria Martins Comonian (1)	Member	April 30, 2018
Vacant (1)	Alternate	—
Rodrigo de Mesquita Pereira (2)	Member	April 30, 2018
Michele da Silva Gonsales (2)	Alternate	April 30, 2018
Manuel Jeremias Leite Caldas (3)	Member	May 2, 2016
Ronaldo Dias (3)	Alternate	May 2, 2016

(1)	Appointed by State of Minas Gerais (as the controlling shareholder).
(2)	Appointed by the holders of the preferred shares.
(3)	Elected by the minority of the holders of voting shares.

Below is a brief biography of each member of our Audit Board:

Ricardo Wagner Righi de Toledo – After 16 years (from 1980) as general manager of five major areas at the Minas Gerais state bank Bemge, from 1996 to 2002 Mr. Toledo was general manager for strategy, sales and government relations at Banco Itaú S.A., being responsible for the merger with Banestado in 2000–2. He was CEO of Banco Simples in 2003–5, Deputy CEO of Banco Bonsucesso S.A. from 2005 to 2008, and Chief Officer for strategic planning, M&A and strategic alliances of Usiminas from 2008 to 2011. Since 2012 he has worked as a consultant in strategy, governance and corporate innovation at Innovare Consultoria Ltda. He has a degree in Business Administration, an MBA degree in corporate strategy from FGV/OHIO, postgraduate studies in finance and business management; and has completed the IBGC Course for Board Members and the PGA course at Insead.

Geber Soares de Oliveira – Mr. Oliveira has a degree in accounting from Instituto Newton Paiva and a postgraduate degree in cost management and controllership from UNI Belo Horizonte. From 1986 to 2006 he served as Coordinator at the Secretariat of the Minas Gerais State Treasury, and from 2006 to 2007 as its Director of Financial Operations. Since 2007 he has been General Manager of the Central Financial Management Unit.

Alcione Maria Martins Comonian – Mrs. Comonian has a teaching degree from the Instituto Newton Paiva, a postgraduate degree in Human Resources Management from UNI Belo Horizonte and an extension course in Public Management from Fundação Getúlio Vargas – FGV. From 2001 to 2012 she served as Cabinet Chief for the Secretary of the City Council of Belo Horizonte. In 2015 she was appointed to the boards of Metrominas, Minas Gerais Administação e Serviços (MGS) and Prodemge. In 2015 she also was appointed Deputy Secretary General of the Minas Gerais State Government.

Rodrigo de Mesquita Pereira – Mr. Pereira has a law degree from São Paulo University (USP) and postgraduate degrees, with MBA in business management and capital markets from Fundação Getúlio Vargas. He also has a postgraduate degree in law from Pontifícia Universidade Católica de São Paulo. He served as an Attorney in the São Paulo State Public Prosecutor’s Office from 1991 to 2001; and since 2001 has been a lawyer and partner at the Mesquita Pereira, Almeida e Esteves law office.

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

Customer Council

In accordance with Brazilian law, CEMIG Holding has established a Customer Council, comprising representatives of customer groups and advocacy organizations, but not members of the Board of Directors. The Customer Council advises us in questions of service and other concerns of the customers.

Audit Committee

Our Audit Board acts as the Audit Committee for the purposes of the Sarbanes-Oxley Act of 2002. Under Section 10A-3 of the SEC rules on Audit Committees of listed companies on the New York Stock Exchange, it is optional for non-U.S. issuers not to have a separate Audit Committee, made up of independent members, if there is an Audit Board established and chosen in accordance with the legal rules of its origin country, when such rules expressly require or allow that such board obey certain obligations; and if such exception is the case, an Audit Board may exercise the obligations and responsibilities of an Audit Committee of the United States up to the limit permitted by Brazilian Law. The financial specialist of our Audit Board is Mr. Ronaldo Dias, alternate member of the Audit Board.

Employees

As of December 31, 2017, we had 5,864 employees at CEMIG, CEMIG D and CEMIG GT, out of which 254 were management level and 333 were contracted to provide temporary outsourced services. As of December 31, 2016, we had 7,119 employees at CEMIG, CEMIG D and CEMIG GT, out of which 230 were management level and 192 were contracted to provide temporary outsourced services. As of December 31, 2015 we had 7,860 employees at CEMIG, CEMIG D and CEMIG GT, out of which 230 were at management level and 77 were contracted to provide temporary outsourced services. This table shows the breakdown of our employees by type on those dates:

	Number of Employees as of December 31, (1)
	2017	2016	2015
Managers	254	230	230
Professional staff	1,096	1,323	1,424
Operational technical staff and office employees	4,514	5,566	6,206

Total	5,864	7,119	7,860

(1)	These figures include only employees of CEMIG GT, CEMIG D and CEMIG.

Unions

Meetings are held throughout the year for collective negotiation with the unions that represent the employees. The Collective Work Agreements (Acordos Coletivos de Trabalho, or “ACTs”) that result from these meetings cover salary adjustments, benefits, rights and duties of the employment relationship, and come into effect from the data base, starting on November 1 of each year until the end of the validity of the Collective Work Agreements.

Negotiations between the Company and the Unions for the 2017-2019 Collective Work Agreements were concluded.

During the 2017/2019 negotiations the Company and the Unions agreed to a readjustment of economic benefits, in November 2017, to ensure replacement of losses due to inflation in the period, with an adjustment of 1.83% in line with inflation, in addition to ensuring the correction of salaries and benefits, in November 2018, by the inflation index (INPC-IBGE) accumulated between November 1, 2017 and October 31, 2018.

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

During the 2017/2019 negotiations, there was a stoppage/strike of one day, with a minimal participation of employees. In the event of strikes, Cemig has an Operational Emergency Committee, created with the basic objective of establishing a Contingency Plan to maintain our essential services.

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

The current PCR was put in place in 2004 aiming to provide us with the instruments of compensation considered to be necessary to maintain an equitable and competitive payment structure and establish criteria for promotions. With the change of the Executive Board of CEMIG held in January 2015 and the reformulation of our Strategic Plan, the PCR review project was completed in the first half of 2018. The aim is adapting it to the new reality of the enterprise business, the strategic planning of CEMIG and aligning to other HR processes.

This table shows the monthly average of base salary and of compensation, by job category of CEMIG Holding:

	Average base salary as of December 31, 2017	Average compensation as of December 31, 2017
Managers	R$18,174.63	R$29,564.21
Professional staff	R$9,203.15	R$11,726.24
Operational technical staff and office employees	R$4,717.49	R$7,629.02

Program for Sharing Profit, Results and Productivity

CEMIG has a program for sharing with the employees profits and results in accordance with the applicable Brazilian employment legislation. Profits are distributed only if, in aggregate, at least 50% of the corporate targets are achieved, after relative weighting for each of the corporate and operational indicators.

Cemig distributed part of its profits to Program for Profit Sharing and reduced the operational indicators to 28 targets. In 2016, in accordance with the terms of the Specific Collective Agreement PLR 2016, CEMIG distributed 4% of its profits to the program and simplified the list of indicators, facilitating the monitoring of results by its employees.

In 2015, CEMIG agreed to pay each employee no less than 120% of his/her monthly compensation through this program.

Benefits

CEMIG provides its employees a range of benefits, such as reimbursement of disability-related expenses of employees and/or their dependents, funeral assistance in the event of death of an employee or of his or her direct dependents, and payment of part of the employee’s contribution to the complementary pension plan. In 2017, a total of R$ 222.4 million was paid in benefits to employees, comprising R$83.6 million in contributions to the pension plan and R$138.8 million in assistance benefits.

Voluntary Retirement Programs

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

In March 2017, CEMIG launched its PDVP Programmed Voluntary Retirement Plan (PDVP 2017) for employees who would have worked for the Company for 25 years or more on December 31, 2017. The offer included the payment of an additional premium of up to five salaries in the following terms:

Deadline to enroll the program	Additional premium
04/03 to 04/28/2017	5 salaries
05/02 to 05/31/2017	4 salaries
06/01 to 06/30/2017	3 salaries
07/03 to 07/31/2017	2 salaries
08/01 to 08/31/2017	1 salary
09/01 to 09/29/2017	None

In addition to additional premium also there were the following items, as extra compensation: (i) 40% of the balance of the employee’s account with the FGTS; and (ii) payment of the amount normally paid to employees who are dismissed, which can vary from one month to 90 days of the severance reference salary, as specified by Law No. 12.506/2011. This was accepted by 1,189 employees, who began to leave the company during the period between May 2, 2017 and October, 17, 2017.

In March 2018, the Company approved the Programmed Voluntary Retirement Program (‘the 2018 PDVP’). Employees eligible to be part of the program are those will have worked for Cemig for 25 years or more by December 31, 2018. The period for joining the program was April 2 through 30, 2018. The program offers payment of the severance amounts specified by law, including payment for notice period, and especial deposit of the ‘penalty’ amount of 40% of the FGTS (Labour Guarantee Fund) Base Value, and other charges specified by the legislation, with no provision for the payment of any additional amounts.

Health and Safety

As a result of the Company’s various actions and programs focused on health, hygiene and occupational safety issues, the accident indicators has shown a significant reduction in the last six years. In 2017, the Accident Frequency With Time off Work—TFA, relative to the force of work, was 1.47 accidents per one million hours worked, 18% lower than in 2016, being 26.50% below the limit of 2.00.

In 2017 there was also a 34.78% reduction in the TFA for contract personnel, compared to the results obtained in 2016. Continuing the agreement of technical cooperation with the Ibero-American League of Safety and Health at Work, in 2017, nine employees exchanged with the “Organización Ibero Americana de Seguridad Social—OISS”, going to study in Madrid, in the following areas: masters in leadership and management of social security systems, Master in prevention and protection of occupational risks, master in management and management of health services.

Share Ownership

No member of the Board of Directors or Executive Board owns more than 0.03% of our preferred shares or more than 0.03% of our common shares.

Item 7.	Major shareholders and related party transactions

Principal Shareholders

On March 31, 2018, the government of the State of Minas Gerais was the holder, directly and indirectly of 214,471,442 common shares, or 50.97% of CEMIG Holding’s shares carrying the right to vote. As of the same date, FIA Dinâmica Energia, our second largest shareholder, held 41,635,754 common shares, or approximately 9.90% of that class of shares, and 62,469,590 preferred shares, or approximately 7.45% of that class of shares.

The table below provides information about ownership of the common and preferred shares in CEMIG as of March 31, 2018 and does not include the new shares issued through the capital increase mentioned on Item 04 “Information on the Company.”

Shareholder	Common Shares	% of the Class	Preferred Shares	% of the Class
Minas Gerais State Government (1)	214,471,442	50.97%	418,822	0.05%
FIA Dinâmica Energia Fund	41,635,754	9.90%	62,469,590	7.45%
BNDES Participações S/A – BNDESPar	54,342,992	12.92%	26,220,938	3.13%
Total of all members of Board of Directors, Executive Board and Audit Board	101,939	0.02%	526,751	0.05%
Others	110,212,512	26.19%	747,880,196	89.49%

Total shares	420,764,639	100%	837,516,297	99.93%
Shares in treasury	69	—	560,649	0.07%

Total shares issued	420,764,708	100%	838,076,946	100%

(1)	The shares attributed in this line to the State of Minas Gerais include shares held by Minas Gerais Participações S.A., a Brazilian stock company (sociedade por ações), and other agencies of the State government and companies controlled by the State of Minas Gerais.

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

As of March 31, 2018 CEMIG Holding had 39 holders of common shares who were registered in the United States, holding a total of 20,002,154 common shares; and 255 holders of preferred shares who were registered in the United States, holding a total of 172,977,249 preferred shares. These figures do not include the 189,312,584 preferred shares represented by ADRs.

Although the by-laws do not make any restriction on a change in control of CEMIG Holding, under the legislation of the State of Minas Gerais such a change would require a state law authorizing the change of control. Because CEMIG Holding is controlled by the State, any sale that results in the state government not holding more than 50% of the voting share of CEMIG Holding (or any other transaction that could transfer the control of CEMIG Holding, in whole or in part), requires approval by legislation specifically authorizing this change, made by the legislative power of Minas Gerais, approved by a minimum of 60% of the members of the State Assembly; and this authorization must then also be approved by the local citizens in a referendum.

On June 18, 2010, AGC Energia notified occurrence of the transfer of shares under the Share Purchase Agreements signed by Southern and AGC Energia, with AGC as consenting party, on November 12, 2009. AGC Energia acquired from Southern 98,321,592 common shares issued by CEMIG Holding, representing 32.96% of the voting capital and 14.41% of the total share capital. AGC Energia emphasized that this transaction does not change the shareholding control or the administrative structure of CEMIG Holding.

On August 1, 2011, AGC Energia and the State of Minas Gerais entered into a shareholders’ agreement (recognized by CEMIG Holding and with BNDESPar as the third beneficiary), under which AGC Energia has the right to appoint CEMIG Holding’s Chief Business Development Officer, subject to approval by the State of Minas Gerais. For more information, see Note 25 to our consolidated financial statements.

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

On September 6, 2017, AGC Energia S.A. (“AGC Energia,” a subsidiary of the Andrade Gutierrez Group) announced its decision to exit CEMIG’s controlling shareholder group, terminating the CEMIG shareholders’ agreement. On October 4, 2017, AGC Energia notified us that it had reduced its equity interest in the common shares of CEMIG from 20.05% of the voting share of CEMIG to 16.29% of the voting share of CEMIG through sales on a securities exchange of 15,812,100 common shares of CEMIG and on October 24 2017, AGC Energia notified us that it had further reduced its equity interest in the common shares of CEMIG to 12.79% of the voting share of CEMIG through sales on a securities exchange of 14,739,600 common shares of CEMIG. On December 26, 2017 AGC Energia notified us that it had sold its entire equity interest in the voting share of Companhia Energética de Minas Gerais by sale on a securities exchange.

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

CEMIG is party to the following transactions with related parties:

•	Transactions with energy between generators and distributors were made in auctions organized by the Federal Government; transactions for transport of energy, made by transmission companies, arise from the centralized operation of the national grid carried out by the ONS;

•	Agreements with the State of Minas Gerais:

(i)	Energy sale agreement. These transactions of sale of energy started on August 04, 2004 with an indeterminate maturity. The outstanding amount of this agreement on December 31, 2016 was R$ 71 million and it take place on terms equivalent to those which prevail in the transactions with independent parties, due to the fact that the price of the energy is that defined by ANEEL through a resolution referring to CEMIG’s annual tariff adjustment. In 2017 the government of Minas Gerais State signed a debt recognition agreement with Cemig D for payment of debits relating to the supply of power due and unpaid, in the amount of R$ 113 million to be settled in 24 installments, adjusted monthly by the variation of the IGP-M. The first portion, in the amount of R$ 5 million was settled in December 2017, and the others have due dates as from January 2018.

(ii)	Recalculation of the monetary adjustment of amounts relating to the Advance for Future Capital Increase (AFAC), which were returned to the State of Minas Gerais. Amount of R$ 235 million transferred to Accounts Receivable from Minas Gerais State, on September 30, 2017.

•	Payment obligations due to Forluz to amortize past actuarial deficits. The amounts due are updated by IPCA + 6% per year calculated by IBGE and will be amortized up to the business year of 2024. The outstanding amount as of December 31, 2017 of R$ 2,069 million.

•	Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of CEMIG’s payroll;

•	Transactions with energy between generators and distributors were made in auctions organized by the Federal Government; transactions for transport of energy, made by transmission companies, arise from the centralized operation of the National Grid carried out by the National System Operator (ONS).

•	Rental of the head office building from Forluz. The outstanding amount as of December 31, 2017 was R$ 5 million;

•	Contribution by the sponsor to the employees’ Health Plan and Dental Plan. The outstanding amount as of December 31, 2017 was R$ 1,748 million.

•	Payments in advance for future delivery of energy. Those contracts are updated at rates from 135% to 215% of the CDI rate;

•	Transaction effected in February 2015, in accordance with a condition of the power purchase agreement between CEMIG GT and SAESA signed on March 19, 2009. For the purpose of settlement, this amount will be updated at a rate of 135% of the CDI rate, and will be offset against invoicing by SAESA for supply of energy. The offsetting was completed on March 15, 2016. There is no outstanding amount as of December 31, 2017;

•	Contracts to provide the service of operation and maintenance of the power generation plant entered with Aliança, CEMIG Baguari Energia S.A. and Companhia Transirapé;

•	Financial resources in an investment fund, FIC Pampulha, which has the characteristics of fixed income and obeys our cash investment policy.

•	R$ 3 million refers to a contract for development of management software between Cemig D and Axxiom Soluções Tecnológicas S.A., instituted in Aneel Dispatch 2657/2017.

•	In 2017, advanced payments of R$ 70 million made to Santo Antônio Energia, subsidiary of Madeira Energia: R$ 52 million was advanced by Cemig GT; R$ 12 million by Sá Carvalho; and R$ 6 by Rosal. For the purposes of settlement invoices for supply of energy to be issued by Santo Antônio Energia starting in 2018, in 12 tranches, will be used.

•	Cemig GT R$ 272 million receivable from Renova, as follows: (i) R$ 60 million , to be paid by an initial payment of R$ 6 million in January 2018, and 11 monthly installments, the last becoming due in December 2018, with monetary updating at 150% of the CDI rate; (ii) R$ 94 million to be settled in 12 monthly installments over the year 2020 with updating at 155% of the CDI rate; and (iii) R$ 118 million to be settled in 12 monthly installments over 2021 with actualization at 155% of the CDI rate. The payment of these itens are in process of renegotiation.

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

Government-Controlled Companies already existing prior to the entering into effect of the Government-Controlled Companies Law have 24 months to take all necessary measures to adapt to such new legislation. Such requirement should be in place by the end of June 2018.

We have already adopted some governance structures and practices required by Law 13,303/16, such as internal auditing, compliance, management of risks, adoption of internal control practices, Code of Conduct and Integrity, Hot Line and Help Line with mechanisms to protect retaliation, sanctions, policies and training. In addition, among the nine mandatory transparency requirements, we already comply with seven of them: adequacy of the by-laws to the legislative authorization of creation, disclosure of relevant information, disclosure policy, dividend distribution policy, disclosure of data related to the scope of the objectives under public interest as defined in its constitutive law, information equivalent to the annual corporate governance letter published in the Reference Form and Sustainability Report.

Regarding other obligations, some documents are being drafted to carry out the necessary changes in order to adapt them to the Federal Law No 13,303/16 within the legal term (June 30, 2018), such as the adequacy of the by-laws, the regulation concerning supply contracts, policy on related party transactions and minority interests policy.

Item 8.	Financial Information

Consolidated Financial Statements and Other Financial Information

Please find our consolidated financial statements which begin on page F-1 of this document, and “Item 3. Key Information – Selected Consolidated Financial Data.”

Legal and Administrative Proceedings

The Company and its subsidiaries, in particular CEMIG GT and CEMIG D, are involved in certain legal and administrative proceedings regarding tax, regulatory, customer, administrative, environmental, employment-law and other issues, in relation to its business. In accordance with IFRS, we record and disclose the amounts of the proceedings that we have determined a loss to “probable”, and disclose the amounts of the proceedings in which we have determined a loss to be “possible”, to the extent these amounts can be reasonably estimated. For more information regarding such contingencies, see the Note 24 to our consolidated financial statements.

Regulatory Matters

CEMIG and CEMIG D are parties in lawsuits arising from clauses of energy supply contracts for public lighting, signed with various municipalities in the concession area. These actions request restitution of a portion of amounts charged in the last 20 years, in the event that the courts recognize that these amounts were unduly charged. The cases are based on an alleged mistake by CEMIG in the estimate of time used for the calculation of the consumption of energy by public lighting paid for by the Public Lighting Contribution (Contribuição de Iluminação Pública, or “CIP”). On December 31, 2017, the amount involved in these actions was approximately R$1.2 billion, and the chances of loss have been established as possible, due to the lack of consistent precedents in favor of the companies’ arguments.

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

The application to be joined as a party was granted and CEMIG GT is a co-litigant with Centrais Elétricas de Santa Catarina S.A. (“CELESC”) in the principal case (“Ordinary Action”), resulting in CEMIG D being able to present petitions and appeals in that action if necessary. A Special Appeal was filed against the decision allowing for CEMIG D’s joinder before the STJ, which awaits judgment. This appeal does not prevent CEMIG GT from acting in the case to which it was admitted. Judgment at first instance was given against said Ordinary Action, and AES filed an appeal, which was granted. The Appeal Court Judgment on the appeal was the subject of a Motion for Clarification by CEMIG GT, on which judgment was given (cognizance taken, and appeal granted in part as to confirmation that only ANEEL should bear the costs of loser’s fees). As to the merits of the question, an appeal was lodged (against non-unanimous decision by an appellate court), which awaits judgment. On December 31, 2017, the amount involved in the action was R$288 million, and the chances of loss were assessed as possible since there is still the possibility of the second instance decision being modified in the appeals that are currently awaiting judgment.

CEMIG GT and its subsidiaries are represented by the Brazilian Independent Energy Producers Association (Associação Brasileira dos Produtores Independentes de Energia Elétrica, or “APINE”) in a legal action in which APINE seeks a declaration of nullity of Articles 2 and 3 of CNPE Resolution No. 3, enacted on March 6, 2013, which states, in summary, that the ONS shall have the power, in addition to what is indicated by the computer programs, to dispatch energy resources or change the direction of exchange between sub-markets, and that the cost of the additional dispatch will be prorated between all the agents of the market, in proportion to the energy traded. The ability to make such rulings represents imposition of a burden on the Generating Agents of the market, which led them, through their associations, including APINE, to question the legality of this Resolution in the Courts. The Plaintiff’s request was granted by the trial court, with interim remedy in favor of members of APINE, including CEMIG GT and its subsidiaries. This decision has been challenged distributed to the 7th Panel of the Regional Federal Court (Tribunal Regional Federal, or “TRF”) of the 1st Region, which unanimously rejected it. The Federal Government filed a motion for clarification, which was denied. On January 16, 2017, the Federal Government filed a Special Appeal, which has not yet been heard. The updated amount of this claim for CEMIG GT and its subsidiaries on December 31, 2017, was approximately R$202 million, and the chances of loss were assessed as ‘possible,’ in view of the unprecedented nature of the subject matter.

CEMIG GT applied for an order of mandamus against an MME action at the STJ (Superior Tribunal de Justiça) with the objective of ensuring CEMIG GT’s right to an extension of the period of the concession of the Jaguara hydroelectrical plant, under Clause 4 of Concession Contract No. 007/1997, obeying the original bases of this contract, which were prior to Law No. 12,783/2013. CEMIG GT was granted an interim injunction to continue commercial operation of the Jaguara hydroelectrical plant until a final judgment is rendered on this application for mandamus. Judgment was then given on this Action, refusing the applications made by CEMIG GT. Prior to the implementation of the outcome of this trial, which would result in the government taking over the UHE, CEMIG GT applied to the STF for a Provisional Remedy with interim injunction permitting it to continue operating and managing the plant. Although this judgment has not yet been published, which prevents filing of the appropriate appeal, the Company did apply to the STF for a provisional remedy with an interim injunction to permit it to continue operating and managing the plant. The interim injunction was granted. Judgment has not yet been given in this action for provisional remedy. With the publication of the result of the writ of mandamus, CEMIG GT filed an ordinary appeal to the STF on March 1, 2016. On March 21, 2017, the interim injunction granted in the case of the provisional remedy cited above was then revoked by the Reporting Justice. On November 21, 2017, the 2nd Panel of the STF ruled that the application for mandamus should not proceed. The Company believes that this is not a final decision, and for this reason, now that the full judgment has been published, the Company is evaluating the possible lines of appeal. The chance of loss in this action has been classified as ‘probable’, in view of the judgment given in Ordinary Appeal 34.203/STF. The case has several particular elements: the singular nature of Concession Contract No. 007/1997; the unprecedented nature of the subject matter; and the fact that the action will be a leading case in consideration of extension of concessions by the Brazilian Courts.

CEMIG GT applied for an order of mandamus against an act of the Mining and Energy Minister at the STJ (Superior Tribunal de Justiça) with the objective of ensuring its right to extend the period of its concession for the São Simão Hydroelectrical Plant, under Clause 4 of Concession Contract No. 007/1997, in accordance with the original terms of this contract, which were prior to Law Nº 12,783/2013. The interim relief originally obtained by CEMIG GT, empowering it to continue in control of the commercial operation of the São Simão Plant until judgment is given in the application for mandamus, was reviewed and overturned by the Reporting Justice. The Reporting Justice, in view of the STF, having granted interim relief in the action on the Jaguara Hydroelectrical Plant – the legal subject matter of which is similar to that of the mandamus case on the São Simão Hydroelectrical Plant, served notice on CEMIG GT to make a statement on the suspension of this order of mandamus relating to the São Simão Plant. CEMIG GT stated its interest in the suspension, but requested granting of the interim remedy with the same outcome that was employed in the case of the Jaguara Plant, i.e. keeping CEMIG GT as holder of the concession of the São Simão Plant, on the same conditions as the Jaguara Plant, that is to say obeying the original bases in Concession Contract 007/1997, prior to Law 12,783/2013. An injunction was granted by the Reporting Justice to allow the Company to retain ownership of the São Simão Plant concession, pursuant to the initial bases of Concession Contract No. 007/1997, until the conclusion of the judgment. On March 28, 2017 that interim injunction was revoked. On December 13, 2017, the First Section of the Higher Appeal Court (STJ) ruled to reject Cemig’s applications. CEMIG GT appealed again to the Federal Supreme Court (Supremo Tribunal Federal, or STF). The chance of loss in this action has been classed as ‘probable’, due to the judgment given against the Company in Ordinary Appeal 34.203/STF, which was filed in the case of the mandamus on the Jaguara hydroelectrical plant (see above) – since both cases have the same issues and facts to be considered, and in the last analysis will be heard and judged by the same court body.

CEMIG GT filed an application to the STJ for mandamus, requesting interim relief, against an MME action that was illegal and violated certain right of the plaintiff, with the objective of obtaining extension of the period of concession of the Miranda Hydroelectrical Plant on the basis of Clause 4 of Concession Contract 007/1997. CEMIG GT was granted an interim injunction to continue in commercial operation of the Miranda Hydroelectrical Plant until final judgment on this application for mandamus. In response to a motion for revision of judgment brought by the Federal Government against the Internal Appeal, the Reporting Justice revoked this interim remedy on March 29, 2017. There is as yet no judgment on the merit of this action. The chance of loss in this action was classified as probable due to the judgment given against the Company in Ordinary Appeal 34.203/STF, which was filed in the case of the mandamus proceedings relating to the Jaguara hydroelectrical plant (see above) – since both cases have the same issues and facts to be considered, and in the last analysis will be heard and judged by the same court body.

In addition to the Mandamus mentioned above, on February 21, 2017, CEMIG GT made a renewed request to MME, reiterating its administrative application for extension, for 20 (twenty) years, of the concessions of the Jaguara, São Simão and Miranda hydroelectrical plants in the terms specified by Clause 4 of Concession Contract No. 007/1997. In this new request, which restates and underlines the Company’s interests in these plants, CEMIG GT also made a subsidiary request, for the concession of these hydroelectrical plants to be transferred/granted to one of its subsidiaries, for the purposes specified by Paragraph 1-C of Article 8 of Law 12,783/2013 (included in that law by Law No. 13360 of November 17, 2006), which enables the Federal Government to grant a power generation concession for 30 years when associated with transfer of control of a legal entity providing this service which is under direct or indirect control of a State, the Federal District or a municipality. The presentation of the subsidiary request does not result in any waiver by CEMIG GT of its right to guaranteed extension of the concessions as specified in Clause 4 of Concession Contract 007/1997.

On September 27, 2017 the Brazilian Federal Government auctioned the concessions for the São Simão, Jaguara, Miranda and Volta Grande hydroelectrical plants, the concessions for which had been previously held by Cemig GT. These plants have aggregate generation capacity of 2,922 MW, and the price of the sale was R$ 12.13 billion. In each case the winning bidder of the concessions was a third party not related to Cemig GT.

In spite of the result of the auction, Cemig GT will continue to fight for its rights to be recognized by the courts. As well as the legal actions are in progress at the Federal Supreme Court (STF) and at the Higher Appeal Court (STJ), cases were brought in the administrative and the judicial sphere related to the indemnity to which Cemig GT is entitled.

The amounts payable of the indemnities corresponding to the portions of investments linked to revertible goods not amortized or depreciated, recognized by MME in Ministerial Order 291/2017, were impugned in the administrative sphere (still awaiting decision – a hierarchy appeal), and in the judiciary Cemig GT applied for a Prior Provisional Remedy, on November 27, 2016, with the objective of obtaining an order for the Federal Government to exhibit the documentation that supported its calculation of the indemnity for reversion of the assets of the Jaguara, Miranda, São Simão and Volta Grande hydroelectrical plants, and also immediately deposit the non-contested portion of the indemnity, which had been set at R$ 1,027,751 million. In this case, the application for interim remedy was refused and Cemig GT filed an Interlocutory Appeal (currently pending judgment). Additionally, on January 17, 2018 Cemig amended the writ: (i) to reiterate the need for exhibition of documents; (ii) applying for declaration of nullity of Article 1, §§1 and 2, and Article 2, of Mining and Energy Ministry Order 291/2017, and consequent payment of indemnity to include all the investments made by Cemig GT in the concessions referred to; and (iii) requesting immediate payment of the non-contested amount.

Tariff Increases

The Federal Public Attorneys’ Office filed a class action against CEMIG D and ANEEL, to avoid exclusion of customers from classification in the Low-income Residential Tariff Sub-category, and also requesting an order for CEMIG D to pay 200% of the amount allegedly paid in excess by customers in that sub-category. Judgment at first instance was given in favor of the Federal Public Attorneys, and CEMIG D and ANEEL have filed an appeal with TRF. A decision by the Court in this case has been pending since March 2008. As of December 31, 2017 the amount involved in this case was approximately R$275 million. The chance of loss has been classified as ‘possible’ due to the existence of other judgments, both in the judiciary and in the administrative sphere, that are in favor of the argument put forward by CEMIG D.

Periodic Tariff Adjustment – Neutrality of ‘Portion A’

The Municipal Association for Protection of the Customer and the Environment (Associação Municipal de Proteção ao Consumidor e ao Meio Ambiente, or Amprocom) filed a class action against Cemig D and Aneel, requiring identification of all customers allegedly damaged in the processes of Periodic Review and Annual Adjustment of tariffs in the period from 2002 to 2009, and restitution, through credits on energy bills, of any amounts unduly charged arising from inclusion of the impact of future variations in customer energy demand, from the distributor’s non-manageable costs components (‘Portion A’ costs), and the allegedly undue inclusion of these gains in the distributor’s manageable costs (‘Portion B’ costs), causing economic/financial imbalance of the contract. This is an action that could affect all distribution concession holders, which could thus lead to a new Energy Sector Agreement.

As a result of Cemig D’s favorable decision, and no appeal filed against this decision, the provision for this case has been reversed (on December 31, 2016 the amount of the action was R$ 317).

Tax and Similar Charges

CEMIG and its subsidiaries, especially Cemig GT and Cemig D, are parties in several administrative and judicial tax-related proceedings concerning the imposition of state sales tax (Imposto Sobre a Circulação de Mercadorias e Serviços, or ICMS), rural real estate ownership tax (Imposto Sobre a Propriedade Territorial Rural, or ITR), the Contribution for Social Integration (Programa de Integração Social, or PIS), Pasep and Cofins (which are taxes on gross sales revenue), the Social Contribution tax on net income (Contribuição Social Sobre o Lucro Líquido, or CSLL), and federal corporate income tax (Imposto de Renda da Pessoa Jurídica, or IRPJ), among others. On December 31, 2017 the amount for which chance of loss was assessed as ‘probable’ was approximately R$ 57 million. The principal contingencies are set out below.

Cemig, Cemig GT and Cemig D are parties in various legal actions disputing the applicability of the Urban Land Tax (Imposto Territorial Urbano, or IPTU), on real estate properties designed for public service concessions. On December 31, 2016 the amount involved in these actions was approximately R$ 95 million. This is a matter on which case law has not been established by the higher courts. There is an Extraordinary Appeal awaiting judgment by the Federal Supreme Court which, because it will give rise to a global precedent, will be applied to the other legal actions involving the same question. In December 2017 the amount involved in these actions was approximately R$ 122 million. The amounts for which chances of loss were assessed as ‘probable’ totaled approximately R$ 13 million and the cases in which the chances of loss were assessed ‘possible’ totaled approximately R$ 109 million.

The tax authority of the State of Minas Gerais has filed several administrative proceedings against Cemig D relating to Value Added Tax (Imposto sobre Circulação de Mercadorias e Serviços, or ICMS) charged by the Minas Gerais State. At December 31, 2016, the amount involved in these actions, for which the chances of loss were assessed as ‘possible’, totaled approximately R$ 82 million. In October 2017 Cemig D signed acceptance of the Minas Gerais State Tax Anmesty Program (Plano de Regularização de Créditos Tributários, or PRCT). An amount to settle these administrative disputes was included in the agreement, and as a result all those cases withdrawn. After joining the PRCT, the amount paid by Cemig D in relation to the general tax proceedings that had the ICMS totaled R$ 58 million.

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

On December 31, 2017, the amount involved in these actions was, approximately, R$311 million, and we have assessed the chance of loss as possible, in view of the indemnity nature of the advance payments made to the employees and the absence of specific case law in STJ and the TRF of the First Region. We emphasize that, in relation to Income Tax, both the STJ and the TRF of the First Region adopt the position that there is no tax levied on payments arising from the suppression of employees’ collective bargaining rights when agreed through a collective agreement, since such amounts are considered as being of an indemnity nature.

INSS initiated an administrative proceeding against CEMIG in 2006 alleging non-payment of the social security contribution on the amounts paid to our employees and directors as profit-sharing in the period 1998 to 2004. In 2007, we filed a writ of mandamus seeking declaration that such profit-sharing payments were not subject to social security contributions. We received a partial favorable decision in 2008, which declared non-applicability of the contribution of social security on the profit-sharing amounts paid for employees, and its applicability on the profit-sharing amounts paid to directors. We have appealed the decision and are waiting for the upper court to decide. As of December 31, 2017, the amount involved in this action was assessed as approximately R$192 million, and we have assessed the chance of loss as possible, based on the result of judgments of the Administrative Tax Appeals Committee (Conselho Administrativo de Recursos Fiscais, or “CARF”), on similar cases.

The Brazilian Federal Tax Authority (Secretaria da Receita Federal) has brought administrative proceedings against CEMIG, CEMIG GT, CEMIG D and Rosal Energia S.A., in relation to Social Security contributions under various headings: employee profit sharing, the Workers’ Food Program (Programa de Alimentação do Trabalhador, or “PAT”), the education support contribution (auxílio-educação), time-of-service bonuses, Special Additional Retirement payments, taxes under suspended enforcement, overtime payments, hazardous occupation payments, matters related to Sest/Senat (transport workers’ support programs), donations, sponsorships, and fines for non-compliance with accessory obligations. We have presented defenses and wait for judgment. As of December 31, 2017, the amount involved in these actions for which the chance of loss was assessed as ‘possible’ totaled approximately R$ 1.6 billion. This amount will be reduced as a result of final decisions won by Cemig GT in 2017 in administrative proceedings relating to employees’ and management’s profit shares for 2005 and 2006; but the decision on the amount of the reduction still depends on calculation by the Federal Tax Authority of the tax credit remaining in these specific cases.

CEMIG, CEMIG GT, CEMIG D and Sá Carvalho S.A. are parties in administrative proceedings in relation to Corporate Income Tax (“IRPJ”) and the Social Contribution on Net income (“CSLL”). In December 2017, the amount involved in these actions were assessed as approximately R$322 million, and the chances of loss assessed as ‘possible’.The infringement notices for the Social Contribution (CSLL) tax are due in particular to the Companies having excluded, from their declared basis of calculation for this tax, amounts relating to: (i) cultural and artistic donations and sponsorship; (ii) payments of punitive fines; (iii) taxes with liability suspended; and (iv) expenses on amortization of goodwill, since there is no provision in law that supports taxation of amounts reported under this heading. The infringement notices for corporate income tax are due to the fact that when calculating the Real Profit the Companies considered as expenses the amounts spent on technological innovation, under Law 11196/2005. The Trade and Industry Ministry (MCTI), which initially, due to lack of information, had not recognized this legal categorization of these amounts, is reviewing its legal opinions now that it is in possession of the information sent by the Companies.

The Federal Tax Authority issued an infringement notice on Parati – Participações em Ativos de Energia Elétrica (Parati), a CEMIG affiliated company, and, on the basis of being a jointly responsible party, on CEMIG, in relation to the Withholding Income Tax (Imposto de Renda Retido na Fonte, or “IRRF”) allegedly applicable to capital gains arising from the disposal of assets or rights in Brazil by a non-resident, on the basis of allegedly being the legal entity responsible for the withholding and payment of the tax. The transaction in question was the purchase by Parati, and sale by Enlighted, on July 7, 2011, of a 100% interest in Lepsa LLC (a company headquartered in Delaware, USA), owner of 75% of the quotas of Luce Brasil Fundo de Investimento em Participações (“FIP Luce”), which in turn was indirect holder, through Luce Empreendimentos e Participações S.A., of approximately 13.03% of the total and voting share of Light (Light, which only issues common shares). After certain transactions, Parati has become the direct holder of 100% of the shares of Luce Empreendimentos e Participações S.A. (LEPSA), which in turn is holder of approximately 13.03% of the voting share and total share capital of Light. Afterwards, the total spin-off of Parati was effected, and this company was succeeded by LEPSA. FIP Luce was liquidated on December 6, 2012 and Lepsa LLC on May 18, 2012. On May 2, 2016, the Delegated Judgment office of the federal tax authority decided on the challenge presented by Parati and CEMIG: it maintained the posting of the tax credit against Parati, and in relation to CEMIG, it upheld the principle of joint liability. The companies then appealed, and the Voluntary Appeal is pending judgment by CARF. As of December 31, 2017, the amount claimed in this case totaled approximately R$212 million the chance of loss was assessed as ‘possible’, mainly due to the matters of fact: (i) on the question of joint responsibility, Cemig is merely an affiliated entity, because it had assigned its contractual rights to Parati. (ii) on the question of simulation, the situation in this specific case is more favorable than that in the precedents that are found in the case law. If the allegation of simulation is overturned, we believe that there will be no legal case for the demand for payment. (iii) on the merits, because this is a very specific transaction, there are no similar precedents. (iv) as regards the fine, the same arguments hold as to the singular nature of this specific case.

CEMIG and its wholly-owned subsidiaries, especially CEMIG GT and CEMIG D, are parties in various court and administrative proceedings dealing with offsetting of credits arising from tax losses in corporate income tax returns, and also payments made in excess, identified by Federal Revenue Payment or Credit Receipts, involving corporate income tax, the Social Contribution on net income and the PIS and Cofins taxes. The companies are contesting the non-ratification by the authorities of these offsettings, and attempts by the federal tax authorities to recover the amounts of these taxes to be compensated. In February 2016, the Delegated Judgment Office of the Brazilian Federal Tax Authority served notice on CEMIG GT and CEMIG D of judgments which that Office had given partially in favor of the impugnments presented, approving and ratifying the greater part of the offsetting requested by the Companies in two cases that involve significant amounts, reducing the amount in dispute in the administrative sphere. In 2017, certain lawsuits on the matter involving high amounts were terminated with a decision in favor of the Companies, reducing the amount under dispute in the administrative sphere. On December 31, 2017 the amount involved in these cases was approximately R$ 275 million, and the chance of loss in the case was assessed as ‘possible’. The Company is a party in one judicial proceeding involving requests for restitution and offsetting of credits arising from tax carryforward balances indicated in the tax returns, and also for excess payments identified by the corresponding tax payment receipts for the calendar years from 1997 to 2000. On November 20, 2014, judgment was given at first instance in favor of the Company, annulling the debits charged by the federal tax authority, and in April 2016, at the second instance (appeal), the Regional Federal Appeal Court of the First Region confirmed the decision in favor of CEMIG. The case is currently before the STJ, awaiting decision on an appeal filed by the Federal Government.] As of December 31, 2017, the amount involved in this action was approximately R$576 million. The chances of loss in this action have been assessed as ‘possible’.

Contracts

CEMIG D is a party in court disputes involving claims for rebalancing of contracts to implement part of the rural electrification program known as Luz Para Todos (“Light for All”). As of December 31, 2017, the amount involved in these actions was R$261 million. The chances of loss in these actions have been assessed as ‘possible’.

Cemig was a party in an Administrative Case for State Credit (Processo Administrativo de Crédito Estadual, or PACE), brought by the State of Minas Gerais, on December 29, 2014, which related to charging of an alleged difference between the amount returned by Cemig to Minas Gerais State in December 2011, as restitution of an Advance for Future Capital Increase (‘AFAC’) and the amount understood by the State itself to be due. In response to the filing of the PACE, the Board of Directors at its meeting of December 29, 2014 decided to authorize the Executive Board to urgently take the measures necessary to apply for suspension of demandability of the credit being demanded by the State in the PACE, which may be made by means of an administrative or court deposit. On December 29, 2014, Cemig made an administrative deposit of the amount being demanded by Minas Gerais State, R$ 239.4 million, and this amount remained unaltered, since the deposit was for the full amount. On October 25, 2017, a debt recognition agreement was signed between Cemig and Minas Gerais State, through the State Finance Department, in which the State undertook to reimburse to Cemig the total amount, monetarily adjusted by the IGP-M inflation index. Signature of this agreement resulted in extinction of the action and removal of all effects of the PACE action.

CEMIG and the State of Minas Gerais are parties in an administrative proceeding filed by the Audit Court of the State of Minas Gerais, on a representation of supposed irregularities in the manner used for application of arrears interest, and in the percentage of discount given, at the time of the settlement of the debt owed by the State of Minas Gerais to CEMIG in relation to the Contract for Assignment of the Outstanding Balance Receivable on the Earnings Compensation Account (“CRC”). As of December 31, 2017, the amount involved in this action was approximately R$398 million, and the chances of loss in the action were assessed as ‘possible’.

Employment Law Obligations

CEMIG, CEMIG GT and CEMIG D are parties in various labor claims filed brought by their employees and by employees of companies that provide them with services. Most of these claims relate to overtime and additional pay, severance payments, various benefits, salary adjustments and the effects of such matters on a supplementary retirement plan, and the use of outsourced labor. Under Brazilian employment laws, claimants must file claims for any unpaid amounts to which they are entitled within two years from the relevant termination of the employment contract, and such rights are limited to a period of five years prior to the filing of the claim. On December 31, 2017 the value of the claims for which the chances of loss had been assessed as ‘probable’ was approximately R$474 million; for those with chances of loss assessed as ‘possible’ the amount was R$1.4 billion.

The Superior Labor Court, in a case in which CEMIG, CEMIG GT and CEMIG D are not parties, gave a judgment altering the index used for monetary updating of employment-law credits – from the Daily Reference Rate (Taxa Referencial Diária, or “TRD”) to the Special Expanded Customer Price Index (Índice de Preços ao Consumidor Amplo Especial, or IPCA-E). This judgment, because it involves a constitutional issue, may have effects in all legal cases currently in progress in Brazil, including, clearly, those in which any of the companies referred to is a party. It should also be noted that the efficacy of that decision is currently suspended as a result of a single-judge decision given by Justice Dias Toffoli, of the STF, which gave an interim order in an application for Provisional Remedy, in effect until STF gives a pronouncement on whether or not general repercussions that arise from a constitutional issue are present. If STF confirms the judgment of the Superior Labor Court on the alteration of the indexor used for payment of employment-law credits, CEMIG, CEMIG D and CEMIG GT could suffer an additional contingency of approximately R$220 million.

On November 7, 2016 subsidiary judgment was given in the first instance against CEMIG D in a class action filed by the Federal Public Attorneys’ Office for Labor-related Cases (Ministério Público do Trabalho), in which a turnkey subcontractor, CET Engenharia Ltda, and its shareholders, were also defendants, ordering them to pay damages for pain and suffering to employees of CET, and R$ 2,500 (two thousand five hundred reais) as indemnity to each of the employees named in the action, who had allegedly been subjected to working conditions analogous to slavery that violated Employment Ministry Regulatory Rules No. 7 and 10. The court found that the employees had not been subject to any restraint on their freedom of movement. The judgment also ordered that, after passing of any final appeal, communicating documents should be issued to the Federal Public Attorneys and the State Public Attorneys of Minas Gerais, due to the conclusion that workers had been submitted to conditions analogous to slavery. The Company will appeal against the judgment in relation to payment of the amounts stated in it, based on all the inspection documentation made during the execution of the contract entered into with the service providing company, and also on the understanding that there was no demonstration of any act practiced by CEMIG D related to the case in question, nor was there any procedural weakness on its part during the execution of the agreement, capable of turning the Company’s liability under the terms of the Precedent No. 331 of the Superior Superior Labor Court. Also, in relation to the order to pay indemnity for non-compliance with Employment Ministry Rules, the STF has already stated the position that there can be no characterization of work as being in conditions analogous to slavery when there is no restriction upon the workers’ freedom of movement. As of December 31, 2017, the total amount involved in this lawsuit was approximately R$1.5 million and the chance of loss was assessed as ‘possible’in the light of the above statement.

Environmental Issues

The Public Attorneys’ Office of the State of Minas Gerais and other parties, have brought civil public actions against CEMIG, CEMIG GT and CEMIG D requiring them to invest at least 0.5% of their annual operational revenue since 1997 in environmental protection and preservation of the water tables of the municipalities where hydroelectrical plants are located, and to indemnify the State of Minas Gerais, proportionately, for environmental damage allegedly caused, arising from omission to comply with Minas Gerais State Law No. 12,503/97. Partial judgment has been given in favor of the plaintiffs in four of these actions by the Minas Gerais State Court of Appeals, ordering CEMIG and CEMIG GT to invest 0.5% of gross annual revenue since 1997 in measures for preservation and protection of the water tables. The Companies have filed appeals to the STJ (Superior Tribunal de Justiça) and to the STF (Supremo Tribunal Federal), since the actions involve federal laws and constitutional matters. On February 9, 2015, the STF recognized the constitutionality and general repercussion of the dispute. As of December 31, 2017, the amount involved in these actions was R$127 million, and the chances of loss were assessed as ‘possible’.

Additionally, CEMIG, CEMIG GT and CEMIG D are party to a number of other administrative and judicial proceedings and claims involving environmental matters, regarding certain protected areas, environmental licenses and remediation of environmental damages, among others. As of December 31, 2017 the amount for which chance of loss was assessed as ‘probable’ was approximately R$ 45 thousand and the total of cases in which chances of loss were assessed as ‘possible’ was approximately R$147 million. These proceedings also include other public civil actions in which the amounts involved cannot be precisely assessed, in our view, since most of these lawsuits are related to alleged environmental damages and claim indemnity, remediation of damaged areas and compensation measures that will be defined in the course of the proceedings, by expert verification of the amounts involved. Also, since public civil lawsuits are related to collective rights, individual actions may be filed seeking reparations or damages arising from judicial decisions to be issued under the public civil actions.

Property and Liability

CEMIG, CEMIG GT and CEMIG D are party in several legal proceedings, mainly as defendant, relating to real property and to indemnity arising from accidents taking place in the ordinary course of the business. On December 31, 2017 the amount for which chances of loss were assessed as ‘probable’ was approximately R$54 million, and the total of cases in which chances of losses were assessed as ‘possible’ was approximately R$267 million.

Additionally, CEMIG D is a defendant in fifteen legal actions in which the plaintiffs seek indemnity for pain and suffering and property damages related to the accident that took place on February 27, 2011, in the town of Bandeira do Sul, which resulted from coiled metal carnival decorations being thrown over energy distribution cables, causing a short-circuit which severed medium-voltage cables and resulted, when the cables hit the ground, in the death of 16 people, with dozens of other people injured. As of December 31, 2017, the amount involved was approximately R$17 million. The chances of loss in these actions have been assessed as ‘possible’. The greater significance of these actions for CEMIG is not related to their financial impacts, but to the negative exposure of our image, since the accident was widely publicized by the media.

Dividend Policy and Payments

Mandatory Dividend—Priority and Amount of Dividends

Under our by-laws, we are required to pay to our shareholders, as mandatory dividends, 50% of the net income of each fiscal year ending December 31, determined in accordance with Law No. 6,404, enacted on December 15, 1976, or “Brazilian Corporate Law”. Our preferred shares have priority in the allocation of the minimum mandatory dividend for the period in question. The order of priority of the dividend distribution is as follows:

The annual minimum dividend for the preferred shares: these have preference in the event of repurchase of shares, and have an annual minimum dividend equal to the greater of the following:

•	10% of their par value; or

•	3% of the shareholders’ equity associated with it.

•	The dividends on the common shares, up to the minimum percentage for the preferred shares.

In the General Shareholders’ Meeting held on April 30, 2015 and on April 29, 2016, our Board of Directors indicated that the payment of a dividend calculated on the basis of 50% of the net income for the years ended in 2014 and 2015, as specified in the by-laws would not be compatible with the Company’s current financial situation. As a result, the General Meeting of Shareholders approved the payment of dividends corresponding to 25% of our net income for the years ended in 2014 and 2015. The amount not distributed as a mandatory dividend, calculated as the difference between 50% of net income as specified in our bylaws and the amount paid equal to 25% of our net income for the years ended in 2014 and 2015, will be held in Shareholders’ equity in the reserve for mandatory dividends not distributed, to be paid as soon as our financial situation so permits, in accordance with Paragraph 5 of Article 202 of Law 6,404/1976.

The Annual General Meeting of Shareholders held on May 12, 2017 approved payment of dividends for the business year 2016, of R$ 204 million, to holders of preferred shares, this amount being below the mandatory minimum specified by the by-laws, of R$ 419 million. On December 21, 2016, the Company declared payment of Interest on Equity (Juros sobre Capital Próprio, or JCP) in the amount of R$ 380 million, using the balance of the Retained Earnings Reserve, and payable to shareholders whose names were on the Company’s Nominal Share Registry on December 26, 2016. Of this amount of Interest on Equity, the amount of R$ 215 million, net of income tax, was allocated to the holders of the preferred shares. Sub-item III of CVM Decision 683/2012 specifies that Interest on Equity paid or credited may be imputed against the minimum obligatory dividend only at its value net of withholding income tax. Any amount remaining after the payment of the mandatory dividend on common share must be distributed on an equal, pro rata basis with respect to all preferred shares and common shares.

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

The Annual General Meeting of Shareholders held on April 30, 2018 approved payment of dividends for the business year of 2017, of R$ 486 million, to holders of preferred shares and R$15 million to holders of common shares. The payment of dividends will be made in a single tranche by December 30, 2018. The payment may be brought forward depending on availability of cash and at the discretion of the Executive Board.

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

The mandatory dividend is calculated on the basis of adjusted net income, defined as net income after taking onto account: (a) amounts allocated to the legal reserve, (b) amounts allocated to record contingency reserves and reversal of these reserves accumulated in prior fiscal years, and (c) any unrealized profit transferred to the unrealized profit reserve account, and any amounts previously posted to this reserve account which have been realized in the fiscal year and used to offset losses.

We are obligated to maintain a legal reserve of 5% of the net income of each fiscal year until it reaches 20% of the Company’s social capital according to Article 193 of Brazilian Corporate Law. However, we are not obligated to make any allocation to the legal reserve in relation to any fiscal year in which the sum of the legal reserve and the other established capital reserves exceeds 30% of the Company’s total paid-in capital. Any loss for the year may be charged against the legal reserve.

Under Brazilian Corporate Law, profits of subsidiaries or affiliated companies are accounted by the equity method and income from term sales, realizable after the end of the next fiscal year, are accounted for as unrealized profit.

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

Interest on Capital

Brazilian corporations are permitted to distribute dividends in the form of a tax deductible notional interest expense on shareholders’ equity in accordance with Law No. 9,249/1995 of December 26, 1995, as amended. The amount of tax deductible interest that may be paid is calculated by applying the daily pro rata variation of the TJL on the shareholders’ equity during the relevant period and cannot exceed the greater of:

•	50.0% of net income (before taking into account such distribution and any deductions for income taxes and after taking into account any deductions for social contributions on net income) for the period in respect of which the payment is made; or

•	50.0% of earnings reserves and retained earnings.

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

Currency Exchange

Payments of cash dividends and distributions, if any, will be made in reais to the custodian on behalf of the depositary bank, which will then convert such proceeds into U.S. dollars and transfer such U.S. dollars to the depositary bank for distribution to holders of ADRs. In the event that the custodian is unable to immediately convert the reais received as dividends into U.S. dollars, the amount of U.S. dollars payable to the holders of ADRs may be adversely affected by devaluations of the real that occur before such dividends are converted and remitted. The real appreciated approximately 1.81% in comparison to the U.S. dollar in 2017. See “Item 3, Key Information—Risk Factors—Risks Relating to Brazil— The Federal Government exercises significant influence on the Brazilian economy, Political and economic conditions can have a direct impact on our business.”

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

History of Dividend Payments

The table below gives the history of recent declarations of dividends and Interest on Equity to holders of our common and preferred shares. In each case, the payment takes place in the year following the year for the results of which the dividend was declared. Please see the section “Item 3 – Material information – Selected Consolidated Financial Information”.

Declaration History of Dividends and Interest on Equity (1)

Dividend Year	Common Shares		Preferred Shares
	(in millions R$) (2)	(in millions US$) (3)	(in millions R$) (2)	(in millions US$) (3)
2015(4)	212	61	422	122
2016 (5)	127	39	253	78
2016 (6)	—	—	204	63
2017 (7)	15	5	485	147

(1)	Under Brazilian accounting practices, dividends and Interest on Equity are accounted in the business year in which the income from which the dividends are declared, provided that they are previously approved.
(2)	Amounts expressed in reais are expressed in nominal reais.
(3)	The amounts in USD displayed above are for illustrative purposes only and were calculated by dividing the amount of dividends and interest on capital paid, expressed in nominal reais, by the exchange rate obtained from the Federal Reserve Board’s website on respective “record dates”.
(4)	The dividends for 2015 refer amounts that were approved at the Ordinary and Extraordinary General Meetings of Shareholders held on April 29, 2016. The dividends declared for the business year 2015 was paid on December 29, 2016.
(5)	According to the proposal of the Ordinary and Extraordinary General Meetings of Shareholders held on May 12, 2017, the Company declared payment of Interest on Equity in a total of R$ 380 million, of which R$127 million to the commom shares and R$253 million to the preferred shares using the balance of the Retained Earnings Reserve payable to shareholders whose names were on the Nominal Share Registry on December 26, 2016. The amount declared to the preferred shares was on account of the minimum mandatory dividend for 2016.
(6)	The dividends for 2016 refer to the amounts that were approved at the proposal of the Ordinary and Extraordinary General Meetings of Shareholders held on May 12, 2017.
(7)	According to the proposal of the Ordinary and Extraordinary General Meetings of Shareholders to be held on April 30, 2018, the Company proposed payment of R$ 485 million as mandatory minimum dividend to holders of preferred shares whose names are on the Company’s Nominal Share registry on the date on which the Ordinary (Annual) General Meeting is held. The Company also proposed payment of R$ 15 million as the mandatory minimum dividend to holders of common shares whose names are on the Company’s Nominal Share registry on the date on which the Ordinary (Annual) General Meeting is held.

Item 9.	Offer and Listing Details

Trading Market

The principal trading market for our preferred shares is the Brazilian Stock Exchange (B3). Our Preferred ADSs, each representing one preferred share as of December 31, 2017 have traded on the NYSE under the symbol “CIG” since September 18, 2001. Prior to that date, our Preferred ADSs were traded in the over-the-counter, or OTC, market in the United States. The Preferred ADSs are evidenced by Preferred ADRs issued by Citibank, N.A., as depositary, pursuant to a Second Amended and Restated Deposit Agreement, dated August 10, 2001, as amended on June 11, 2007 and on September 11, 2012 by and among the Company, the depositary and the holders and beneficial owners of Preferred ADSs evidenced by Preferred ADRs issued thereunder. As of December 31, 2017 there were approximately 191,262,584 Preferred ADSs outstanding (each representing one preferred share), representing approximately 22.8% of our 838,076,946 preferred shares.

The principal trading market for our common shares is the B3. Our Common ADSs, each representing one common share as of December 31, 2017 have traded on the NYSE under the symbol “CIG.C” since June 12, 2007, when we established an American Depositary Shares program for our common shares. The Common ADSs are evidenced by Common ADRs issued by Citibank, N.A., as depositary, pursuant to a Deposit Agreement, dated June 12, 2007, by and among Company, the depositary and the holders and beneficial owners of Common ADSs evidenced by Common ADRs issued thereunder. As of December 31, 2017 there were approximately 450,291 Common ADSs outstanding (each representing one common share), representing 0.11% of our 420,764,708 common shares.

As of December 30, 2017, the closing price per preferred share on the B3 was R$6.87 and the closing price per Preferred ADS on the NYSE was US$2.06.

As of December 30, 2017, the closing price per common share on the B3 was R$6.41 and the closing price per Common ADS on the NYSE was US$1.85.

The following table sets forth the reported high and low closing sale prices for the preferred and common shares on the B3 and the Preferred and common ADSs on the NYSE for the periods indicated.

	Common Shares		Common ADSs		Preferred Shares		Preferred ADS
Period	Price in Nominal R$		Price in US$		Price in Nominal R$		Price in US$
	High	Low	High	Low	High	Low	High	Low
2013	14.50	10.45	7.09	4.76	14.09	10.32	6.99	4.67
2014	19.29	10.1	8.46	4.42	18.46	10.04	8.35	4.25
2015	16.26	6.0	5.50	1.30	16.08	5.76	5.35	1.44
2016	10.03	4.39	3.20	1.08	9.97	7.09	3.08	1.02
2017	14.36	6.00	4.75	1.84	11.36	4.98	3.74	1.89

2016
1 Q	8.62	4.39	2.43	1.08	8.70	4.10	2.42	1.02
2 Q	8.30	5.43	2.30	1.43	8.26	5.16	2.30	1.40
3 Q	10.03	7.12	3.20	2.15	9.97	7.09	3.08	2.08
4 Q	9.85	7.36	3.18	2.05	9.85	7.06	3.07	2.06

2017
1 Q	14.70	7.79	4.75	2.09	12.04	7.40	2.25	3.84
2 Q	12.19	7.30	3.75	2.05	10.48	5.14	2.09	3.29
3 Q	9.40	7.61	3.16	2.41	9.26	7.72	2.37	2.96
4 Q	8.60	6.00	2.70	1.84	8.57	6.32	1.89	2.70

2018
1 Q	7.83	6.10	2.66	1.81	8.77	6.46	2.61	1.91
As of April 30, 2018	7.87	7.29	2.23	2.01	8.64	7.93	2.60	2.28

The table below represents the share dividends paid on the common and preferred shares and their respective Common and Preferred ADSs, resulting in an adjustment to the price per share and ADS:

Record of share dividends paid on common and preferred shares and Common and Preferred ADSs
Year	Declaration	Record date Brazil	Payment date Brazil	Record date NYSE	Payment date NYSE
2015	04/30/2015	04/30/2015	12/28/2015	05/06/2015	01/05/2016
2016	04/29/2016	04/29/2016	12/29/2016	05/04/2016	01/05/2017
2017	05/12/2017	05/12/2017	12/28/2017	05/07/2017	01/05/2018

The shares price and ADSs price were adjusted to the new number of shares, after the share dividend.

Since July 12, 2002, our shares have been traded on the LATIBEX, under the ticker symbol “XCMIG,” The LATIBEX is an electronic trading market created in 1999 by the Madrid Stock Exchange in order to facilitate the trading market of Latin American Securities in Euros.

Trading on the B3 S.A.—BRASIL, BOLSA, BALCÃO (“B3”)

The preferred shares and common shares are traded on the B3, the only Brazilian stock exchange that trades shares. Trading on the B3 is limited to brokerage firms and a limited number of authorized entities. The CVM and B3 have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances.

Trading on the B3 is conducted between 10:00 a.m. and 5:00 p.m. or from 11:00 a.m. to 6:00 p.m. (during daylight savings time in Brazil). The B3 also permits trading from 5:30 p.m. to 6:00 p.m. during a different trading period called the “after market”, except during daylight time. Trading during aftermarket is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers.

If you were to trade in the preferred shares or common shares on the B3, your trade is settled in three business days after the date of the trade. Delivery of and payment for shares is made through the facilities of a separate clearinghouse, which maintains accounts for brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the date of the trade. The clearing house for the B3 is the Câmara de Ações (previously organized as Companhia Brasileira de Liquidação e Custódia, or “CBLC”).

In order to better control volatility, the B3 has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended (i) for a period of 30 minutes whenever the index of this stock exchange falls more than 10% from the index registered for the previous day; (ii) for one hour if the index of this stock exchange falls 15% or more from the index registered for the previous day, after the reopening of trading; and (iii) for a certain period of time to be defined by the B3, if the index of this stock exchange falls 20% or more from the index registered for the previous day, after the reopening of trading. The minimum and maximum price is based on a reference price for each asset, which will be the previous session’s closing quote, when considering the asset at the beginning of the day before the first trade, or the price of the day’s first trade. The asset’s reference price will be altered during the session if there is an auction sparked by the intraday limit being breached. In this case the reference price will become whatever results from the auction.

B3 settles the sale of shares three business days after they have taken place, without monetary adjustment of the purchase price. The shares are paid for and delivered through a settlement agent affiliated with the B3. The B3 performs multilateral compensation for both the financial obligations and the delivery of shares. According to the B3’s regulations, financial settlement is carried out by the Central Bank’s reserve transfer system. The securities are transferred by the B3’s custody system. Both delivery and payment are final and irrevocable.

Trading on the B3 is significantly less liquid than trading on the NYSE or other major exchanges in the world. Although any of the outstanding shares of a listed company may trade on the B3, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by a controlling group or by government entities.

Trading on the B3 by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a “non Brazilian holder,” is subject to certain limitations under Brazilian foreign investment regulations. With limited exceptions, non-Brazilian holders may trade on Brazilian stock exchanges in accordance with the requirements of CMN Resolution No. 4,373/2014, which requires that securities held by non-Brazilian holders be maintained in the custody of financial institutions authorized by the Central Bank and by the CVM or in deposit accounts with financial institutions. In addition, Resolution No. 4,373/2014 requires non Brazilian holders to restrict their securities trading to transactions on the B3 or qualified over the counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 4,373/2014 to other non-Brazilian holders through a private transaction.

We have been a member of Special Corporate Governance Level 1 of the B3 since October 2001. The rules regarding such corporate governance segment are comprised by the Special Corporate Governance Level 1 Regulations (“Regulamento de Listagem do Nível 1 de Governança Corporativa”), which were amended on March 21, 2011 by B3 and approved by the CVM. Such revised set of rules became effective on May 10, 2011. Among the obligations that are contemplated by such regulations, we are required to:

•	present our consolidated statements of financial position, Standardized Financial Statements – DFP, consolidated Statements of Income, quarterly financial statements – ITR, and the Reference Form (Formulário de Referência);

•	include, in the notes to our quarterly financial statements, a note regarding related party transactions, containing the disclosure provided in the applicable accounting rules to annual financial statements;

•	disclose any direct or indirect ownership interest per type and class exceeding 5% of each type and class of the Company’s capital share, to the level of individual shareholders, once the Company has been provided with such information;

•	disclose the amount of free float shares and their respective percentage in relation to total shares outstanding, which shall be of at least 25% of shares representing our capital share;

•	disclose, by December 10th of each year, an annual timetable of corporate events, containing, at a minimum, the date of (a) acts and corporate events, (b) public meetings with analysts and other applicable parties, and (c) disclosure of financial information scheduled for the next fiscal year, Any changes in scheduled events must be notified to the B3 and to the public at least 5 days in advance;

•	hold at least one annual meeting with market analysts and any other interested parties to disclose information about their economic and financial situation, projects and perspectives;

•	prepare, disclose and submit to the B3, a securities trading policy and a code of conduct establishing the values and principles that guide the Company, the controlling shareholder, the members of the board of directors and of the Audit Board, when installed, and members of any bodies with technical or advisory functions created the by-laws;

•	establish that the term of office of our board of directors shall not exceed two years, with reelection being permitted;

•	have different persons occupying the positions of chairman of the board of directors and chief executive officer or main executive officer of our company;

•	adopt mechanisms that provide for capital dispersion in any public share offerings through the adoption of special procedures, such as guaranteeing access to all interested investors or distributing to non-institutional individuals or investors of at least 10% of the total to be distributed; and

•	include in our by-laws the mandatory provisions required by B3.

Disclosure of Trading by Insiders

Brazilian securities regulations require our controlling shareholders, management, members of our Audit Board and any other technical or advisory body to disclose to us, the CVM and the B3 the number and types of securities issued by us, our subsidiaries and our controlling companies that are held by them or by persons closely related to them and any changes in their respective ownership positions during the preceding 12 months. The information regarding the trading of such securities (amount, price and date of acquisition) must be provided to the CVM and the B3 by the Company within 10 days of the end of the month in which they occurred or of the month in which the managers of the Company were empowered.

Disclosure of Material Developments

Under the Brazilian securities legislation, we are required to publicly disclose any material act or fact related to our business, to CVM and to B3. We are also required to publish an announcement of such material acts or facts (in newspapers or on news websites). An act or fact is considered material if it has a material impact on: the price of our securities; the decision of investors to buy, sell or hold our securities; or the decision of investors to exercise any rights as holder of any of our securities. Under extraordinary circumstances, material acts or facts may in practice not be disclosed if the controlling shareholders or the management believes that revealing them would put the Company’s legitimate interests at risk, provided that such controlling shareholders or managers must immediately publicize the material act or fact if they lose control over the information or in case of atypical alterations on share prices or on the amount of shares traded.

Trading on Brazilian stock exchanges by non-residents in Brazil is subject to limitations under the Brazilian law on foreign investment. See the section “Item 10. Additional information – Foreign exchange controls”.

Regulation of Brazilian Securities Markets

The Brazilian securities markets are principally governed by Law No. 6,385, enacted on December 7, 1976, and the Brazilian Corporate Law, each as amended and supplemented, and by regulations issued by the CVM, the National Monetary Council (CMN), and the Central Bank, which has, among other powers, licensing authority over brokerage firms, and which regulates foreign investments and foreign exchange transactions. These laws and regulations, among others, provide for disclosure requirements applicable to issuers of traded securities, protection of minority shareholders and criminal penalties for insider trading and price manipulation. They also provide for licensing and oversight of brokerage firms and governance of the Brazilian stock exchanges.

Under Brazilian Corporate Law, a corporation is either public (companhia aberta), such as we are, or a closed company (companhia fechada). All public companies, including us, are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded on the Brazilian stock exchanges or in the Brazilian over-the-counter market. Our common shares are listed and traded on the B3 and may be traded privately subject to some limitations,    between individuals in which a financial institution registered with the CVM serves as intermediary.

We have the option to request that trading in our securities on the B3 be suspended in anticipation of a material announcement. Trading may also be suspended on the initiative of the B3 or the CVM based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the stock exchange.

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

Trading on the B3 by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for the preferred shares or the common shares must register with the Central Bank of Brazil to be eligible for the remittance of funds in U.S. dollars abroad for payments of dividends, any other cash disbursements, or upon the disposition of the shares and sales proceeds thereof. In the event that a holder of Preferred ADSs exchanges it’s Preferred ADSs for preferred shares or a holder of Common ADSs exchanges it’s Common ADSs for common shares, the investor will need to apply for registration, as required by Resolution No. 4,373, enacted on September 29, 2014, which regulates investments in Brazilian financial and securities markets by foreigners. See “Item 10. Additional Information—Exchange Controls”.

Disclosure Requirements

The CVM Rule No. 358, of January 3, 2002, establishes some requirements regarding the disclosure and use of information related to material facts and acts of publicly held companies, including the disclosure of information on the trading and acquisition of securities issued by publicly held companies. Among others, these requirements include provisions that:

i.	establish the concept of a material fact that gives rise to reporting requirements. Material facts include decisions made by the controlling shareholders, resolutions of the general meeting of shareholders and of management of the company, or any other facts related to the company’s business (whether occurring within the company or otherwise somehow related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade those securities or to exercise any of those securities’ underlying rights;

ii.	specify examples of facts that are considered to be material, which include, among others, the execution of shareholders’ agreements providing for the transfer of control, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;

iii.	oblige the investor relations officer, controlling shareholders, other officers, directors, members of the audit committee and other advisory boards to disclose material facts;

iv.	require simultaneous disclosure of material facts to all markets in which the corporation’s securities are admitted for trading;

v.	require the acquirer of a controlling stake in a corporation to publish material facts, including its intentions as to whether or not to de-list the corporation’s shares, within one year;

vi.	establish rules regarding disclosure requirements in the acquisition and disposal of a material shareholding stake; and

vii.	restrict the use of insider information.

Item 10.	Additional Information

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

Objects and purpose

As described in Clause 1 of its by-laws, CEMIG was incorporated with four main objects:

(i)	to build, operate and commercially operate systems of generation, transmission, distribution and sale of energy, and related services;

(ii)	to operate in the various fields of energy, from whatever source, with a view to economic and commercial operation;

(iii)	to provide consultancy services within its field of operation to companies in and outside Brazil; and

(iv)	to carry out activities directly or indirectly related to its objects, including the development and commercial operation of telecommunication and information systems.

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

Article 171 of the Brazilian Corporate Law provides that each shareholder has a general preemptive right to subscribe for new shares or convertible securities issued in any capital increase, in proportion to that shareholder’s shareholding, except in the event of the exercise of any option to acquire shares of our capital share. Shareholders must exercise their preemptive rights within 30 days of the publication of the notice of capital increase.

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

General Meetings of Shareholders

General Meetings of Shareholders are held for the purposes specified in law, as stated in Brazilian Corporate Law. Ordinary General Meetings are held within the first four months of the business year, and must be called with 15 days’ prior notice. Brazilian Corporate Law also specifies that the following decisions may only be taken at a General Meeting of Shareholders:

•	examine the management accounts, discuss and vote on the Financial Statements;

•	deliberate on the destination of the net income of the year and distribution of dividends;

•	election and/or dismissal of members of the Board of Directors or of the Audit Board, establishment of the member’s remunerations and of an additional budget to remunerate the committees;

•	approval of corrections of the monetary expression of the Company’s capital share;

•	any change in the by-laws;

•	suspension of exercise of the rights of a shareholder who has violated Brazilian Corporate Law or the by-laws;

•	deliberate on the valuation of shareholders’ assets for the formation of the capital share;

•	issuance of beneficiary parts;

•	issuance of debentures;

•	the merger of the Company into another company, its dissolution, transformation, split, merger or liquidation, as well as appointment and/or dismissal of the respective liquidator and its accounts;

•	election and/or dismissal, at any time, of members of the Board of Directors or of the Audit Board;

•	any action relating to bankruptcy or concordata.

As a general rule, the affirmative vote of shareholders representing at least the majority of our issued common shares outstanding, present in person or represented by proxy at a General Meeting of Shareholders, is required to approve or ratify any proposed measure. Abstentions are not taken into account. However, the affirmative vote of shareholders representing the majority of our outstanding common shares is required, for any decision to:

•	create preferred shares or disproportionately increase an existing class of preferred shares in relation to the other classes of shares, unless such action is provided for in, or authorized by, our by-laws;

•	modify a preference, privilege or condition in terms of redemption or amortization conferred on one or more classes of preferred shares; or create a new class with greater privileges than those of the existing classes of preferred shares;

•	reduce the percentage of mandatory dividends;

•	make any change to the Company’s corporate objects;

•	cause the Company to incorporate or to be incorporated by, or to merge with, another company;

•	spin off a portion of our assets or liabilities;

•	approve our participation in a group of companies;

•	apply for cancellation of liquidation status;

•	approve the dissolution of the Company;

•	approve the creation of founders shares; and/or

•	approve the incorporation of all of our shares by another company in such a way that we become a wholly-owned subsidiary of that other company.

Shareholders may be represented at a shareholders’ meeting by a person holding power of attorney from the shareholder, appointed no more than one year prior to the meeting. To be eligible to represent a shareholder in a General Meeting of Shareholders, the person holding a power of attorney must be a shareholder, or one of our executive officers or one of the members of the Board of Directors, or an attorney-at-law. A publicly held corporation, such as ours, the party holding the Power of Attorney may also be a financial institution.

Subject to the provisions of the Brazilian Corporate Law and our by-laws, our Board of Directors may ordinarily call our General Meetings of Shareholders. These meetings may also be called by:

•	the Audit Board, if the Board of Directors fails to call a General Meeting of Shareholders within one calendar month of any date on which it has been requested to do so, under the applicable laws, or an Extraordinary General Meeting of Shareholders at any time when serious and urgent matters affect the Company;

•	any shareholder, whenever the Board of Directors fails to call a General Meeting of Shareholders within 60 days of being required to do so by the Brazilian Corporate Law or by our by-laws;

•	holders of at least 5% of our share capital, if the Board of Directors fails to call a General Meeting of Shareholders within eight calendar days of receipt of a request from those shareholders to call a General Meeting of Shareholders, indicating the matters to be discussed;

•	holders of at least 5% of the voting share, or 5% of those shareholders who do not have the right to vote, if the Board of Directors omits to call a General Meeting of Shareholders within eight calendar days of receipt from those shareholders of a request to place the Audit Board in session.

Remote voting procedure

Pursuant to CVM Instruction No. 561, it is mandatory that remote voting – an absentee ballot system – should be available for Ordinary (Annual) General Meetings and Extraordinary General Meetings of Shareholders held to elect members of the Board of Directors or the Audit Board.

Shareholders may exercise the vote in General Meetings by filling in the Remote Voting Statement (Boletim de Voto à Distância, or BVD), which must contain all the subjects to be decided. The BVD may be delivered through the custody agent, through the administrator for book-entry shares, or directly at the Company.

The objective of remote voting is to increase shareholders’ participation in general meetings, by facilitating the process of voting/representation. It also enables reduction of the costs of attending meetings and representation in them.

In accordance with the provisions of the legislation, CEMIG is adopting remote voting as from the start of the current year.

The Board of Directors

Our by-laws require our Board of Directors to comprise 15 sitting members and 15 alternate members. One must be appointed Chair of the Board, and one Deputy Chair.

Key functions specific to the Board of Directors include the following:

•	to set the general strategy/direction of the company’s business;

•	to elect and dismiss Executive Officers;

•	to decide, prior to the company entering into them, on contracts between the company and any of its shareholders, or companies which are sole or joint controlling shareholders of any of its shareholders;

•	to decide, on a proposal put forward by the Executive Board, on the disposal or the creation of liens upon any of the Company’s non-current assets, and on giving by the Company of any guarantee to any third party in an individual value greater than or equal to R$14 million;

•	to decide, upon a proposal put forward by the Executive Board, on the Company’s investment projects, signing of contracts and other legal transactions, contracting of loans or financings, or the undertaking of any obligations in the name of the Company which, individually or jointly, have value of R$14 million or more, including injections of capital into wholly owned or other subsidiaries or affiliated companies or the consortia in which the Company participates;

•	to call the General Meeting of Shareholders;

•	to monitor and control the management by the Executive Board: the Board of Directors may, at any time, examine the books and papers of the company, and request information on contracts agreed to or in the process of being agreed to, and on any other administrative facts or actions which it deems to be of interest;

•	to give a prior opinion on the report of management and the accounts of the Executive Board of the company;

•	to appoint of dismiss the company’s independent auditors, from among companies with international reputation authorized by the CVM to audit listed companies;

•	lead the internal audit activities.

•	to authorize, upon a proposal by the Executive Board, commencement of administrative tender proceedings, and proceedings for dispensation from or non-requirement of bids, and the corresponding contracts, for amounts of R$14 million or more;

•	to authorize the issuance of securities, in the domestic or external markets, for the raising of funds, in the form of debentures, promissory notes, medium-term notes and other instruments.

•	to authorize, upon a proposal by the Executive Board, the filing of legal actions and administrative proceedings, and making of Court and extrajudicial settlements, when the amount is greater than or equal to R$14 million;

•	to authorize the issue of securities ,in the domestic or external markets, for the raising of funds, in the form of debentures, promissory notes, medium-term notes and other instruments;

•	to delegate to the Executive Board the power to authorize signing of contracts for the sale of energy or provision of distribution or transmission services, in accordance with the legislation;

•	to approve the company’s Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan, and the Annual Budget, and any changes or revisions thereof;

•	annually, to set the directives and establish the limits, including financial limits, for spending on personnel, including grant of benefits and collective employment agreements, subject to the competency of the General Meeting of Shareholders and the Annual Budget approved;

•	to authorize and exercise of the right of preference in shareholders’ agreements or voting agreements in wholly-owned or other subsidiaries, affiliated companies and the consortia in which the Company participates, except in the cases of the wholly-owned subsidiaries CEMIG D and CEMIG GT, for which the General Meeting of Shareholders is competent to decide;

•	to approve declarations of votes in the General Meetings of Shareholders and procedures for voting in the meetings of the boards of directors of the wholly owned and other subsidiaries, affiliated companies and the consortia in which the Company participates, when participation in the capital of other companies or consortia is involved; and such decisions must, in any event and not only in matters relating to participation in the capital of other companies or consortia, observe the provisions of these by-laws, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;

•	to approve the constitution of, and participation in the equity capital of any company, undertaking or consortium;

•	to approve the appointment of committees, in accordance with the Internal Regulations: each respective committee shall, prior to the decision by the Board of Directors, give its opinion, which shall not be binding: (i) on the matters over which competence is attributed to it by the Internal Regulations; and (ii) in relation to any matter, whenever requested by at least two thirds of the members of the Board of Directors; and

•	to authorize provisions in the Company’s accounts, in amounts of R$14 million or more, upon proposal by the Executive Board.

The financial limit referred to above is adjusted, in January of each year, by the IGP–M inflation index (‘General Price Index – Market’), published by the Getúlio Vargas Foundation.

Under Brazilian Corporate Law, members of the Board of Directors of a company usually have certain duties equivalent to those imposed by the laws of the majority of the States of the USA, including duty of loyalty to the company, duty not to trade in their own personal interest, and the duty diligently attend to the management of the company’s business. The Members of our Board of Directors and our Executive Board may be held liable for failure in these duties to us and to our shareholders, and may be subject to legal action in proceedings brought by government bodies or by our shareholders.

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

The shareholders have the power to set the compensation of the members of boards at the General Meeting of Shareholders at which the board members are elected.

Rights of Shareholders

We extend to our shareholders all of the rights that are provided under Brazilian law. Our by-laws are in compliance with the Brazilian Corporate Law.

Essential Rights

Article 109 of Brazilian Corporate Law provides that a corporation may not deny certain rights to its shareholders under any circumstances, These shareholders’ rights include:

•	the right to have a share of the corporation’s earnings;

•	the right to have a share of the corporation’s assets, in the event of a liquidation of the Company;

•	the right to supervise our management according to Brazilian Corporate Law;

•	preemptive rights to subscribe new shares or securities convertible into shares, except for exceptions provided by Brazilian Corporate Law and our by-laws; and

•	the right to withdraw from the company under certain circumstances provided in Brazilian Corporate Law.

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

Redemption Rights

Brazilian Corporate Law provides that, under limited circumstances, a shareholder has the right to withdraw his or her equity interest from the company and to receive payment for the portion of shareholder’s equity attributable to his or her equity interest. Our common shares and preferred shares are not redeemable, with the exception that a dissenting shareholder is entitled under Brazilian Corporate Law to obtain redemption in the event of any of the following decisions being made at a shareholders’ meeting by shareholders representing at least 50% of the voting shares:

•	creating preferred shares or increasing an existing class of preferred shares without maintaining the existing ratio with the remaining class of preferred shares, unless when already set forth in or authorized by the bylaws (1);

•	to modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than the existing classes of preferred shares (2);

•	to reduce the mandatory distribution of dividends (3);

•	to change the Company’s purpose (4);

•	to merge into another company or to consolidate with another company, subject to the conditions set forth in Brazilian Corporate Law (5);

•	to transfer all of our shares to another company in order to make us a wholly-owned subsidiary of that company, , known as incorporação de ações (6);

•	to approve acquisition of the control of another company at a price that exceeds certain limits set out in Brazilian Corporate Law (7);

•	to split up, subject to the conditions set forth in Brazilian Corporate Law (8);

•	to transform the Company into another type of company (9);

•	to participate in a centralized group of companies, as defined under Brazilian Corporate Law and subject to the conditions set forth therein (10);

Only holders of shares adversely affected by the changes mentioned in items (1) and (2) above may require the Company to redeem their shares. The right of redemption mentioned in items (5), (6) (7) and (10) above may only be exercised if our shares do not satisfy certain liquidity ratios or dispersion at the time of the decision by the shareholders. The shareholders’ right to withdraw referred to in item (8) may be exercised only if the split results in: (a) a change in the corporate objects, except when the equity value of the assets and liabilities split off is passed to a company whose preponderant activity coincides with that arising from the corporate objects of the company from which it is split; (b) reduction of the mandatory dividend; or (c) participation in a group of companies. Also note that in the case of item (10), the right to withdraw applies to all the Company’s shareholders, and not only to those who have been dissident at the related General Meeting of shareholders. The right to redeem shares will expire 30 calendar days from publication of the minutes of the related shareholders’ meeting, except: (a) in the case of items (1) and (2) above, if the decision is subject to confirmation by the holders of the preferred shares (which must be given in an Extraordinary General Meeting to be held within one year), in which case the period of 30 days shall be counted from publication of the minutes of the Extraordinary General Meeting; or (b) in the case of item (5), (6) and (7) above, in which case the period of 30 days shall be counted from the end of a period of 120 days, given for the company resulting from the amalgamation, merger or unbundling to obtain a listed company registration and have its shares listed on the secondary market.

Our Company has the right to reconsider any act that gives rise to rights of redemption within 10 calendar days of expiry of such rights if the redemption of shares of dissident shareholders places the Company’s financial stability at risk. Law 9,457 enacted on May 5, 1997, which altered Brazilian Corporate Law, contains provisions which, among other matters, restrict the rights of redemption in certain cases and allow companies to redeem their shares for their economic value, subject to certain requirements. Our by-laws at present do not specify that our share capital may be redeemed at its economic value and, consequently, any redemption in accordance with Brazilian Corporate Law would be made at a minimum of the book value per share, determined on the basis of the last Statement of financial position approved by the shareholders, it being stipulated that, if the General Meeting which gives rise to the rights of redemption has taken place more than 60 calendar days of the date of the last approved Statement of financial position approved, the shareholder shall have the right to require that its shares be valued based on a new Statement of financial position on a date that falls within a period of 60 calendar days of the General Meeting of Shareholders.

Rights of Minority Shareholders

Brazilian Corporate Law provides that shareholders owning at least 5% of the capital share of a corporation are afforded the following rights, among others:

•	the right to require that the books of the corporation be made available for review, whenever there is any indication of an act violating the Brazilian legislation or the Company’s by-laws, or whenever these have been violated, or if there are grounds for suspicion that serious irregularities have been committed by the company’s management;

•	the right to require the Company’s managers to reveal:

(i)	the number of securities issued by the company or by subsidiaries, or companies of the same group, that they have acquired or sold, directly or through other people, in the prior business year;

(ii)	share purchase options that management have contracted or exercised in the prior business year;

(iii)	all benefits or advantages, whether indirect or complementary, that they have received or which they are receiving from the company, or from affiliated or subsidiary companies or companies of the same group;

(iv)	the terms of such employment contracts as have been signed by the company with directors or high-level employees; and/or

(v)	any other material acts or facts in relation to the activities of the company.

•	the right to require that the members of the Audit Board supply information about matters within their sphere of competence;

•	the right to call General Meetings of Shareholders, in certain circumstances, whenever the members of the Board of Directors or of the Executive Board omit to do so; and

•	the right to file legal actions for indemnity against members of the Board of Directors or the Executive Board, as the case may be, for losses and/or damages caused to the company’s property, whenever it is decided in the General Meeting of Shareholders that such an application for indemnity will not be presented.

Minority shareholders that own, individually or in aggregate, our outstanding common shares (since at least 10% of our outstanding common shares are held by minority shareholders), and also holders of our preferred shares, have the right to appoint one member of the Audit Board and an alternate. All shareholders have the right to attend general meetings of shareholders.

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

Changes in rights of shareholders

A General Meeting of Shareholders must be held whenever the Company intends to change the rights of holders of our common shares or preferred shares. Under Brazilian Corporate Law the proposed changes must be approved by a majority of the class of shareholders that would be affected. Certain changes related to the rights of preferred shares, such as changes in preferences, advantages or conditions of redemption or amortization, may result in the exercise of rights to withdraw by the holders of the shares affected.

Going Private Transactions and Delisting from the B3

Our delisting, as a public company, must be preceded by a tender offer by our controlling shareholders or the Company for the acquisition of all of the then outstanding shares, subject to the conditions below:

•	the price offered for the shares under the public offering must be the fair value of those shares, as established in Brazilian Corporate Law; and

•	shareholders holding more than two thirds of our float shares shall have expressly agreed to the decision to become a private company or accepted the offer.

Under Brazilian Corporate Law, the fair price shall be at least equal to our valuation as determined by one or more of the following valuation methods: Shareholders’ equity as expressed by book value, Shareholders’ equity valued at market prices, discounted cash flow, comparison of multiples, the quoted price of our shares on the securities market; or based on some other method of valuation accepted by the CVM. The price of the offer may be revised if it is challenged within 15 calendar days of its publication by holders of at least 10% of our outstanding shares, by means of a request sent to our management for an extraordinary General Meeting of Shareholders to be called to decide on whether to request new valuations, using the same, or another, valuation method. If the new valuation is lower than the valuation challenged, the shareholders that requested a new valuation, and those that approved the request, shall reimburse us for the costs incurred. However, if the second valuation is higher, the offering party will have the option to continue the offer, with the new price, or withdraw the offer.

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

As of January 1, 2016, foreign investors that intend to be registered with the CVM shall fulfill the requirements under CVM Instruction No. 560/2015. In accordance with CMN Resolution No. 4,373/2014 the definition of a foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad. In order to become a 4,373 Holder, a foreign investor must:

•	appoint at least one representative in Brazil, with powers to perform actions relating to its investment;

•	appoint an authorized custodian in Brazil for its investments, which must be a financial institution or entity duly authorized by the Central Bank or CVM;

•	appoint a tax representative in Brazil;

•	through its representative in Brazil, register itself as a foreign investor with the CVM;

•	through its representative in Brazil, register its foreign investment with the Central Bank; and

•	be registered with the Federal Tax Authority (Secretaria da Receita Federal), or the “RFB”, pursuant to RFB Normative Instruction 1,634/2016, enacted on May 06, 2016, and RFB Normative Instruction No. 1,548/2015, enacted on February 13, 2015.

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

Taxation of Dividends — Dividends paid by the Company, including share dividends and other dividends paid in property to the depositary in respect of the preferred shares or common shares, or to a non-Brazilian holder in respect of the preferred shares or common shares, are currently exempted from withholding tax in Brazil to the extent that the dividends are paid out of profits generated as of January 1, 1996. Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding tax at varying rates, depending on the year the profits were generated.

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

Payments of ‘Interest on Equity’— Law No. 9,249, enacted on December 26, 1995, as amended, enables Brazilian corporations to make distributions to shareholders, in Brazilian currency, of a payment referred to as Interest on Equity (‘Juros sobre Capital Próprio’). The payment is calculated based on multiplying the value of the company’s Shareholders’ equity by the Federal Government’s “TJLP”, as set forth by the Central Bank, and payments up to such an amount may be deducted by the company as an expense when calculating its profit that will be taxable by income tax and the Social Contribution Tax, subject to the deduction not exceeding the greater of:

•	50% of the net income (after deduction of the Social Contribution tax on Net Income, and before the provision for corporate income tax and the amounts attributed to shareholders as Interest on Equity) for the period in which the payment will be made; or

•	50% of the sum of retained earnings and earnings reserves as of the date of the beginning of the period in respect of which the payment is made.

Any payment of interest on capital to shareholders (including holders of Preferred ADSs in respect of preferred shares and Common ADSs in respect of common shares) is subject to a withholding tax at a rate of 15%, or 25% if the non-Brazilian holder is domiciled in a Nil or Low Taxation Jurisdiction. These payments may be included, at their net value, as part of any mandatory dividend.

Law No. 9,430, enacted on December 27, 1996 was amended by Law No. 11,727 enacted on June 24, 2008, and later by Law No. 11,941 enacted on May 27, 2009, establishing the concept of a ‘privileged tax regime’, to govern transactions involving transfer pricing, and to strict rules for capitalization. This concept has a wider reach than the concept of a Nil or Low Taxation Jurisdiction. Under the new laws, a ‘privileged tax regime’ is defined as one which has one or more of the following characteristics: (i) it does not tax income or it taxes it at a maximum rate lower than 20%; (ii) it grants tax advantages to non-resident entities or individuals (a) without requiring substantial economic activity in the country or territory or (b) conditional upon non-exercise of substantive business activity in the country or territory; (iii) it does not generate tax income outside its territory, or taxes such income with a maximum rate lower than 20% (or 17% if the jurisdiction follows international standards of tax transparency, as defined by Brazilian Internal Revenue Office, specially in what regards to the disclosure of information in respect to corporate structure, ultimate beneficial owner, ownership of assets and business activities carried on in their territory) or (iv) it does not allow access to information on shareholdings, ownership of assets or rights, or to the business transactions carried out.

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

Sale of Preferred ADSs and Common ADSs by U.S. Holders to Other Non-Residents in Brazil—Pursuant to Section 26 of Law No. 10,833, published on December 29, 2003, the sale of property located in Brazil involving non-resident investors is subject to Brazilian income tax as of February 1, 2004. Our understanding is that ADSs do not qualify as property located in Brazil and, thus, should not be subject to the Brazilian withholding tax; nevertheless, there is a risk that the Tax Authorities will try to assert Brazilian tax jurisdictionin such situation, reason why Non-Resident Holders should consult with their own tax advisors the chances of success in that respect Insofar as the regulatory norm referred to is generic and has not been tested through the administrative or judicial courts, we are unable to assure the final outcome of such situation.

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

Gains on the Exchange of Preferred ADSs for Preferred Shares or the Exchange of Common ADSs for Common Shares—Although there is no clear regulatory guidance, the exchange of ADSs for shares should not be subject to Brazilian tax to the extent that, as described above, ADSs do not qualify as property located in Brazil for the purposes of Law No. 10,833. Non-Brazilian holders may exchange Preferred ADSs for the underlying preferred shares or Common ADSs for the underlying common shares, sell the preferred shares or common shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days of the date of exchange (according to the depositary’s electronic registration), with no tax consequences. Although there is no clear regulatory guidance, the exchange of ADSs for shares should not be subject to Brazilian withholding income tax. Nevertheless, it is important to mention that there is no precedent regarding this matter in administrative or judicial courts.

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

Gains on the Exchange of Preferred Shares for Preferred ADSs or Common Shares for Common ADSs—With reference to the deposit of preferred shares in exchange for the Preferred ADSs or common shares in exchange for the Common ADSs, the difference between the acquisition cost of the preferred shares or common shares and the market price of the preferred shares or common shares is considered to be a capital gain subject to income tax at a rate from 15% or 25%for Nil or Low Taxation Jurisdiction Holders. Although there is no clear regulatory guidance, such taxation should not apply in case of Non-Resident Holders registered under CMN Resolution No. 4,373/2014, except for Nil or Low Taxation Jurisdiction Residents. Law No. 13,259 of March 17, 2016 increased the income tax rates applicable to gains derived by Brazilian individuals up to 22.5% and, such increase, applicable as of January 2017, may also affect Non-Resident Holders. Non-Resident Holders should consult with their own tax advisors regarding the consequences of Law 13,259/2016.

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

Distributions to U.S. holders of additional shares of “common share” or preemptive rights relating to such “common share” with respect to their common shares or Common ADSs that are made as part of a pro rata distribution to all shareholders of the Company generally will not be treated as dividend income for U.S. federal income tax purposes, but could result in additional U.S.-source taxable gain upon the sale of such additional shares or preemptive rights. Non-pro rata distributions of such shares or rights generally would be included in the U.S. holder’s gross income to the same extent and in the same manner as distributions payable in cash. In that event, the amount of such distribution (and the basis of the new shares or preemptive rights so received) generally will equal the fair market value of the shares or preemptive rights on the date of distribution. It is not entirely clear whether the preferred shares will be treated as “preferred share” or “common share” for this purpose. If the preferred shares are treated as “common share” for these purposes the treatment above would apply to distributions of shares or preemptive rights with respect to preferred shares or Preferred ADSs. On the other hand, if the preferred shares are treated as “preferred share” a distribution of additional shares or preemptive rights would be included in gross income to the same extent as a cash distribution whether or not such distribution is considered a pro rata distribution.

Qualified Dividend Income — Notwithstanding the foregoing, certain dividends received by individual U.S. holders that constitute “qualified dividend income” currently may be subject to a reduced maximum marginal U.S. federal income tax rate. Qualified dividend income generally includes, among other dividends, dividends received during the taxable year from “qualified foreign corporations”. In general, a foreign corporation is treated as a qualified foreign corporation with respect to any dividend paid by the corporation with respect to share of the corporation that is readily tradable on an established securities market in the United States. For this purpose, a share is treated as readily tradable on an established securities market in the United States if an ADR backed by such share is so traded.

Notwithstanding this previous rule, dividends received from a foreign corporation that is a passive foreign investment company (as defined below under “Passive Foreign Investment Company Rules”) in either the taxable year of the corporation in which the dividend was paid or the preceding taxable year will not constitute qualified dividend income. In addition, the term “qualified dividend income” will not include, among other dividends, any (i) dividends on any share or ADS which is held by a taxpayer for 60 days or less during the 121-day period beginning on the date which is 60 days before the date on which such share or the shares backing the ADS become ex-dividend with respect to such dividends (as measured under section 246(c) of the Code) or (ii) dividends to the extent that the taxpayer is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. Moreover, special rules apply in determining a taxpayer’s foreign tax credit limitation under section 904 of the Code in the case of qualified dividend income.

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

Passive Foreign Investment Company Rules — Certain adverse U.S. federal income tax rules generally, apply to a U.S. person that owns or disposes of stock in a non-U.S. corporation that is classified as a passive foreign investment company (a “PFIC”). In general, a non-U.S. corporation will be classified as a PFIC for any taxable year during which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either (i) 75% or more of the non-U.S. corporation’s gross income is “passive income” or (ii) 50% or more of the gross value (determined on a quarterly basis) of the non-U.S. corporation’s assets produce passive income or are held for the production of passive income. For these purposes, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions (other than certain active business gains from the sale of commodities). In determining whether a non-U.S. corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

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

Tax on Net Investment Income — A U.S. holder that is an individual, an estate or a trust (other than a trust that falls into a special class of trusts that is exempt from such tax) will be subject to a 3.8% tax on the lesser of (i) the U.S. holder’s “net investment income” (in the case of individuals) or “undistributed net investment income” (in the case of estates and trusts) for the relevant taxable year and (ii) the excess of the U.S. holder’s “modified adjusted gross income” (in the case of individuals) or “adjusted gross income” in the case of estates and trusts) for the taxable year over a certain threshold (which, in the case of individuals, will be between $125,000 and $250,000 depending upon the individual’s circumstances). A U.S. holder’s net investment income will generally include its dividend income on the shares or ADSs, and its net gains from the disposition of the shares or ADSs. U.S. holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to their income and gains in respect of the shares or ADSs.

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

Disclosure Requirements for Specified Foreign Financial Assets — Certain U.S. holders that own certain “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” generally include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. U.S. holders who fail to report on their specified foreign financial assets could be subject to substantial tax penalties. U.S. holders should consult their own tax advisors regarding the application of these information reporting rules to the ADSs or shares, including the application of these rules to their own particular circumstances.

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

Insurance

We have insurance policies to cover fire damages to the two buildings in which our head office is located and to other owned or rented buildings. Our operational risk insurance policy covers damages to the turbines, generators and transformers of our principal generating plants and substations caused by lightning, fire and explosion or risks such as equipment failure.

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

We do not have insurance coverage for the risk of interruption of business, which means that damages suffered by our company, and consequent damages suffered by our clients as a result of interruption in the supply of energy, are in general not covered by our insurance and we may be subject to significant losses. See the Section “Item 3, Key Information-Risk Factors-Risks relating to CEMIG. We operate without insurance policies against natural disasters and third-party liability.”

We believe that, since we contract insurance against fire and operational risk, our insurance cover is at a level that is usual in Brazil for the type of business that we conduct.

Difficulties of Enforcing Civil Liabilities against Non-U.S. Persons

We are a state-controlled mixed capital company established under the laws of Brazil. All of our executive officers and directors presently reside in Brazil. In addition, substantially all of our assets are located in Brazil. As a result, it will be necessary for holders of Preferred ADSs or Common ADSs to comply with Brazilian law in order to obtain an enforceable judgment against our executive officers or directors or our assets. It may not be possible for holders of Preferred ADSs or Common ADSs to effect service of process within the United States upon our executive officers and directors, or to enforce in the United States judgments against these persons obtained in U.S. courts based upon civil liabilities of these persons, including any judgments based upon U.S. federal securities laws, to the extent these judgments exceed these persons’ U.S. assets. We have been advised by Brazilian counsel, Tozzini Freire Teixeira e Silva Advogados, that judgments of U.S. courts for civil liabilities based upon the federal securities laws of the United States may be, subject to the requirements described below, enforced in Brazil to the extent Brazilian courts may have jurisdiction. A judgment against the Company, or the persons described above, obtained outside Brazil, is subject to confirmation by the Brazilian Superior Court of Justice, without reconsideration of the merits. That confirmation will occur if the foreign judgment:

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

A plaintiff (whether Brazilian or non-Brazilian) residing outside Brazil during the course of litigation in Brazil must, in order to cover court costs and legal fees, provide a bond or if the plaintiff does not own any real property in Brazil, a guarantee. The bond must have a value sufficient to satisfy the payment of court fees and the defendant’s attorney fees, as determined by a judge in Brazil. This requirement does not apply to a proceeding to enforce a foreign judgment which has been confirmed by the STJ.(Superior Tribunal de Justiça)

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

Exchange Rate Risk

On December 31, 2017 approximately 23.34% of our outstanding indebtedness, or R$3,601 million, was denominated in foreign currencies, of which approximately 93.22%, or R$3,357 million, was denominated in U.S. dollars. We do not have substantial revenues denominated in any foreign currencies and, due to regulations that require us to keep excess cash on deposit in real-denominated accounts at Brazilian banks, we do not have monetary assets denominated in foreign currencies.

In 2017, a hypothetical 25% and 50% depreciation of the real against the U.S. dollar would result in an additional annual rate expense, of approximately R$865 million and R$1,730 million, respectively, reflecting the increased cost in reais of foreign currency-denominated indebtedness from loans, financings and debentures, compared to probable scenario. This sensitivity analysis assumes a simultaneous unfavorable 25% and 50% fluctuation in each of the exchange rates affecting the foreign currencies in which our indebtedness is denominated.

The foreign exchange variations of the acquisition of energy from Itaipu is balanced by the CVA and Other financial components in tariff adjustment. This amount is passed through to clients in next tariff adjustment. Thus, this exposure affects the cash flow of the year, but does not affect the result of the year.

The table below provides summarized information regarding our exposure to exchange rate risk as of December 31, 2017:

(in millions of R$)
U.S. Dollar:
Financing	3,357
Supplier (Itaipu)	240

3,597
Other Currencies:
Financing	4

Net liabilities exposed to exchange rate risk	3,601

Interest Rate Risk

On December 31, 2017 we had R$14,398 million in loans and financing outstanding, of which approximately R$7,321 million bear interest at rates tied to CDI rate and other floating indexes.

At December 31, 2017, we had liabilities, net of other assets leaving interest at floating rates in the amount of R$5,250 million. The assets consisted mainly of cash and cash equivalents, as summarized in the tables below. A hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to floating rate financial assets and liabilities held on December 31, 2017 would result in a potential loss of R$52 million accounted as a finance expense in our consolidated financial statements.

Total Debt Portfolio

(in millions of R$)
Floating rate debt:
Real-denominated	11,175
Fixed Rate debt:
Foreign currency-denominated	3,361
Transaction costs (-)	(91)
Paid interest	(47)
Total	14,398

Total Portfolio
Interest Rate Risk
(in millions of R$)
Assets:
Cash and cash equivalents	917
Securities	1,088
Accounts receivable—Renova	350
Advance for future delivery of power supply	123
CVA and other financial components	369
Eletrobras credits	4
Restricted Cash	106

Total	2,957
Liabilities:
Advance sales of power supply	(188)
CVA and Other financial components in tariffs	(415)
Adherence to the Tax Anmesty Program Plan (PRCT)	(283)
Financings	(7,321)
Total liabilities	(8,207)

Total	(5,250)

Item 12.	Description of Securities Other than Equity Securities

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

The fees associated with our Common ADSs are as follows:

Service	Rate	By Whom Paid

(1) Issuance of Common ADSs upon deposit of common shares (excluding issuances as a result of distributions described in paragraph (4) below).	Up to $5.00 per 100 Common ADSs (or fraction thereof) issued.	Persons depositing common shares or persons receiving Common ADSs.

(2) Delivery of Deposited Securities, property and cash against surrender of Common ADSs.	Up to $5.00 per 100 Common ADSs (or fraction thereof) surrendered.	Persons surrendering Common ADSs for purpose of withdrawal of Deposited Securities or persons to whom Deposited Securities are delivered.

(3) Distribution of cash dividends or other cash distributions (i.e. sale of rights and other entitlements).	Up to $2.00 per 100 Common ADSs (or fraction thereof) held.	Persons to whom a distribution is made.

(4) Distribution of Common ADSs pursuant to (i) share dividends or other free share distributions, or (ii) exercise of rights to purchase additional Common ADSs.	Up to $5.00 per 100 Common ADSs (or fraction thereof) issued.	Persons to whom a distribution is made.

(5) Distribution of securities other than Common ADSs or rights to purchase additional Common ADSs (i.e., spin off shares).	Up to $5.00 per 100 Common ADSs (or fraction thereof) issued.	Persons to whom a distribution is made,

(6) Transfer of ADRs.	$1.50 per certificate presented for transfer.	Persons presenting certificate for transfer.

The fees associated with our Preferred ADSs are as follows:

Service	Rate	By Whom Paid

(1) Issuance of Preferred ADSs upon deposit of preferred shares (excluding issuances contemplated by paragraphs (3) (b) and (5) below).	Up to $5.00 per 100 Preferred ADSs (or fraction thereof) issued.	Persons for whom deposits are made or persons receiving Preferred ADSs.

(2) Delivery of Deposited Securities, property and cash against surrender of Preferred ADSs.	Up to $5.00 per 100 Preferred ADSs (or fraction thereof) surrendered.	Persons surrendering Preferred ADSs or making withdrawal.

(3) Distribution of (a) cash dividend or (b) Preferred ADSs pursuant to share dividends (or other free distribution of share).	No fee, so long as prohibited by the exchange upon which the Preferred ADSs are listed. If the charging of such fee is not prohibited, the fees specified in (1) above shall be payable in respect of a distribution of Preferred ADSs pursuant to share dividends (or other free distribution of share) and the fees specified in (4) below shall be payable in respect of distributions of cash.	Persons to whom a distribution is made.

(4) Distribution of cash proceeds (i.e., upon sale of rights and other entitlements).	Up to $2.00 per 100 Preferred ADSs (or fraction thereof) held.	Persons to whom a distribution is made.

(5) Distribution of Preferred ADSs pursuant to exercise of rights.	Up to $5.00 per 100 Preferred ADSs (or fraction thereof) issued.	Persons to whom a distribution is made.

Direct and indirect depositary payments

We have an agreement with the Depositary to reimburse the Company, up to a limited amount, for certain expenses in connection with our ADR programs, including listing fees, legal and accounting expenses, proxy distribution costs and investor relation related expenses. These reimbursements for the year ended December 31, 2017 totaled a net amount of approximately US$5,553 million, after deduction of applicable U.S. taxes, in the amount of US$2,379 million.

PART II

Item 13.	Defaults, Dividend Arrears and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and procedures

(a) Assessment of Controls and Procedures for Disclosure

Our Executive Board, including the CEO and Chief Finance and Investor Relations Officer, has assessed the effectiveness of our controls and procedures for financial disclosure and, although there are inherent limitations to the effectiveness of any system of controls, they are planned in order to provide reasonable assurance that the Company will achieve its objectives.

Our Chief Executive Officer and Chief Financial and Investor Relations Officer have concluded that as of December 31, 2017, controls and procedures for financial purposes were not sufficient to ensure that our files and records disclosed under the US Exchange Act were:

(i)	registered, processed, summarized and reported in the appropriate period as determined by the rules and regulations issued by the SEC; and

(ii)	aggregated and communicated to our management, including to our CEO and Chief Financial and Investor Relations Officer to enable decisions to be taken on a timely basis.

In connection with those deficiencies, certain adjustments that were identified after the financial statement close process was finalized, were recorded in the accounting records, ensuring that the consolidated financial statements adequately present our financial situation as of December 31, 2017 and for the year then ended.

(b) Annual Report of the Managers on Internal Controls Related to Financial Reporting

Our Executive Board, including our CEO and Chief Finance and Investor Relations Officer, are responsible for establishing and maintaining effective internal controls over financial reporting and evaluating their effectiveness.

Our internal control over financial reporting is a process designed to provide a reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes those policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and Chief Officers of the Company; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Further, projections of any evaluation of the effectiveness of the internal controls over financial reporting to future periods are subject to the risk that controls may become inadequate due to changes in the conditions or that the degree of compliance with the policies or procedures might deteriorate.

Our management has assessed the effectiveness of our internal control over financial reporting at December 31, 2017, based on the criteria established in the integrated framework issued by the Committee of Sponsoring Organizations of Treadway Commission, or COSO (2013 framework).

Based on this criteria, and due to the material weaknesses, described below, our management has concluded that our internal control over financial reporting were not effective as of December 31, 2017, although this ineffectiveness has not compromised the consolidated financial statements as of December 31, 2017 and for the year then ended.

Material Weaknesses in Internal Control over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in the internal control over financial reporting, such that there is a reasonable possibility that a material misstatement in the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

IT General Controls (ITGC)

Our management has identified deficiencies relating to the IT General Controls which, when aggregated, have been classified as a material weakness. Accordingly, process-level automated controls and manual controls that were dependent upon the information derived from IT systems were also determined to be ineffective. Additionally, the Company had ineffective controls related to end-user computing applications, such as spreadsheets, used in its business processes and financial reporting.

Sample Size

Lack of sufficient sample size to test the operating effectiveness of relevant controls before year-end due to the fact that ineffective controls tested at an interim period were remediated too late in 2017.

Identification and Execution of Controls

Lack of identification and execution of relevant controls on business and financial reporting processes to prevent or detect material misstatements of the Company’s annual or interim financial statements on a timely basis.

(c)	Plans for Remediation of Material Weaknesses

Our management is actively involved in the conception and implementation of efforts for remediation to resolve the material weaknesses that have been identified, and also to identify risks in other areas. The remediation efforts described below have been implemented or are in the process of implementation and are the responsibility of our management.

IT General Controls (ITGC)

Actions already implemented:

We carried out actions to remedy the deficiencies in controls, including improvement of procedures and automation of IT processes, such as:

a)	Restrict times during the day to perform maintenance procedures in the production environment of IT systems.

b)	Formalize certain configurations in the IT system to allow access and change logs to be created; and

c)	Improve controls when allowing certain employees to access the Company’s IT systems.

Actions in progress:

Our management is in process of promoting the following additional changes in the Company’s ITGC to respond to the deficiencies identified:

a)	Continuously improvement of quality through orientations, seminars, training of employees and support to those employees responsible for the controls;

b)	Automating certain internal controls that are currently being carried out manually in order to reduce the risk of human errors;

c)	Implementing new tools when granting access to certain employees into the Company’s IT systems; and

d)	Improving the timely review of the Company’s ITGC matrix, especially when it comes to responding to risk related to the segregation of duties.

Our management recognizes that the actions taken to remedy the material weakness represent an improvement in the mitigation of the risks and in the environment of control of the IT process.

Sample Size, Identification and Testing of Controls

Actions already implemented

•	A survey with control owners, to understand the perceptions and difficulties that they have in the execution and management of the controls and to obtain information for actions of training, and identification of opportunities for improvement, in the Company’s internal controls environment; and

•	Carry out visits to companies listed with the SEC in order to better understand the best practices in relation to internal control over financial reporting.

Actions in progress:

•	Develop and give additional training to management, control owners, personel involved in the accounting of unusual and complex transactions and other key personal involved in internal control over financial reporting;

•	Review of the Company’s control matrix;

•	Increase of our accounting and financial reporting staff;

•	Contract specialized advisory services from external consultants to support us analysing new accounting pronouncements and unusual and complex transactions, when needed;

•	Identification and testing of automated controls;.

•	Expand the involvement of the compliance and risk management department in matters related to internal control over financial reporting; and

•	Establish a quarterly meeting to the Executive Board and the Audit Board to discuss matters related to internal control over financial reporting, focusing on topics related to the progress of the remediation plan and status of control testing.

(d)	Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2017, has been audited by Ernst & Young Auditores Independentes S.S., the Company’s independent registered public accounting firm. Their audit report and their report on management’s assessment of internal control over financial reporting are included in our audited consolidated financial statements included in this Form 20-F. Their report expresses an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2017.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Companhia Energética de Minas Gerais – CEMIG

Opinion on Internal Control over Financial Reporting

We have audited Companhia Energética de Minas Gerais – CEMIG internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, Companhia Energética de Minas Gerais – CEMIG (the Company) has not maintained effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. Management identified material weaknesses related to (i) information technology general controls (ITGC), that also affected the effectiveness evaluation of automated and IT-dependent business process controls and end user computing applications; (ii) insufficient sample size tested to provide enough evidence as to the operating effectiveness of relevant controls; and (iii) lack of identification and execution of enough relevant controls on business and financial reporting processes to fully address the requirements of the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2017, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and the related notes. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2017 consolidated financial statements, and this report does not affect our report dated May 7, 2018, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ Ernst & Young Auditores Independentes S.S.

Belo Horizonte, Brazil

May 7, 2018

(e) Changes in the Internal Control over Financial Reporting

During the period covered by this 20-F Form, we did not make any relevant changes to our internal control over financial reporting, other than the actions that have been already implemented and the actions that are currently in progress as described on topic (c) above.

Item 16A.	Financial Specialist of the Audit Committee

Our Audit Board operates as an Audit Committee for the purpose of the Sarbanes-Oxley Law of 2002. Our Audit Board operates as an Audit Committee for the purpose of the Sarbanes-Oxley Law of 2002. Four under Section 10A–3 of the SEC rules on Audit Committees of companies listed on the New York Stock Exchange, non-US issuers can opt not to have a separate Audit Committee, made up of independent members, provided that they have an established Audit Board that has been chosen in accordance with the legal rules of its origin country, which expressly require or permit this Board should comply with certain obligations. Also under this section, an Audit Board may carry out the obligations and responsibilities of a US Audit Committee, up to the limit permitted by the Brazilian legislation. The Financial Expert of our Audit Board is Mr. Ronaldo Dias, who is a substitute member of the Audit Board.

Item 16B.	Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our Chief Executive Officer, Chief Finance and Investor Relations Officer, and to persons performing similar functions, members of the Board of Directors, other officers, and employees. In 2016, we completed the review of our code of ethics, which was filed with the SEC as Item 7 in our 6-K Form in September 2016, and is available on our website www.Cemig.com.br. If we change the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Finance and Investor Relations Officer, and/or persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such change or waiver within five business days following the date of the change or waiver, on our website at the same address.

Item 16C.	Principal Accountant Fees and Services

Ernst &Young Auditores Independentes acted as our independent registered public accounting firm for the fiscal year ended December 31, 2017 and Deloitte Touche Tohmatsu Auditores Independentes acted as our independent registered public accounting firm for the fiscal years ended December 31, 2015 and 2016.

Fees for professional services provided by our independent auditors in each of the last three fiscal years, in each of the following categories are:

	Year ended December 31,
	2017	2016	2015
	(thousands of reais)
Audit fees	5,053	1,570	1,551
Audit-related fees	845	—	—
Tax fees	758	82	78

Total fees	6,656	1,652	1,629

Audit fees include the audit of our annual consolidated financial statements and internal control over financial reporting, the quarterly reviews of our consolidated interim financial statements, statutory audits of our subsidiaries and certain regulatory audits.

Audit-related fees include services related to the issuance of comfort letter in connection with our Eurobond offering.

Tax fees refers to certain tax compliance services.

Audit Committee Pre-Approval Policies and Procedures

Our Audit Board currently serves as our audit committee for purposes of the Sarbanes-Oxley Act of 2002. However, as required by Brazilian legislation, we have adopted pre-approval policies and procedures whereby all audit and non-audit services provided by external auditors must be approved by the Board of Directors. Any service proposals submitted by external auditors need to be discussed and approved by the Board of Directors during its meetings. Once the proposed service is approved, we formalize the engagement of the relevant services. The approval of any audit and non-audit services to be provided by our external auditors is specified in the minutes of the meetings of the Board of Directors. All fees mentioned above were pre-approved by the Board of Directors and the Audit Board.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

We rely on the general exemption from the listing standards relating to audit committees contained in Rule 10A-3(c) (3) under the Exchange Act. Our Audit Board that carries out the functions of an audit committee of the United States to the extent permitted under Brazilian law. Brazilian law requires our Audit Board to be separate from our board of directors, and members of our Audit Board are not elected by the Company’s management. Brazilian law provides standards for the independence of our Audit Board from our management.

We do not believe that our reliance on this general exemption will materially affect the ability of our Audit Board to act independently and to satisfy the other requirements of the listing standards relating to audit committees contained in Rule 10A-3 under the Exchange Act.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Deloitte Touche Tohmatsu Auditores Independentes was appointed to act as our independent public accounting firm to audit our consolidated financial statements for the fiscal years ended December 31, 2015 and 2016. Pursuant to CVM regulations, Brazilian public companies are required to rotate their independent public accounting firm every five years. Due to the limitations set forth in these regulations, we did not seek to renew Deloitte Touche Tohmatsu Auditores Independentes contract when it expired and Deloitte Touche Tohmatsu Auditores Independentes could not attempt to stand for reelection.

Deloitte Touche Tohmatsu Auditores Independentes reports on our financial statements for each of the fiscal years ended on December 31, 2015 and 2016 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to audit scope or accounting principles and included explanatory paragraphs related to following matters: (i) the fact that the Company was challenging in court the renewal of concession arrangements relating to certain hydroelectric power plants, which expired between 2013 and 2016, and (ii) the existence of material uncertainty on jointly-controlled entity Renova Energia S.A., which may cast significant doubt on its ability to continue as a going concern. Also, as included in 2016 form 20-F, the above mentioned report of independent registered public accounting firm on our financial statements for the fiscal year ended December 31, 2016 included an explanatory paragraph related to changes in the accounting policy adopted by the Company regarding the classification of adjustments in the expected cash flows related to the concession financial assets. In addition, Deloitte Touche Tohmatsu Auditores Independentes report on our internal control over financial reporting as of December 31, 2016 expressed an adverse opinion on its effectiveness, due to the effect of the material weakness regarding to a considerable level of subjectivity and judgment applied in unusual and complex accounting transactions, increasing the risk of a failure in internal control. In this regard, was identified a lack of sufficient consideration on the evaluation of all relevant key assumptions and other data used in the analysis, which resulted in reaching an incorrect conclusion about certain transactions.

During the fiscal years ended on December 31, 2015 and 2016, there were no disagreements with Deloitte Touche Tohmatsu Auditores Independentes, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or scope of audit procedures, which disagreement, if not resolved to the satisfaction of Deloitte Touche Tohmatsu Auditores Independentes, would have caused Deloitte Touche Tohmatsu Auditores Independentes to make a reference to the subject matter of the disagreement in connection with its audit reports for such fiscal years. We have requested Deloitte Touche Tohmatsu Auditores Independentes to furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of this letter is filed as Exhibit 16.1 to this Form 20-F.

On July 17, 2017, we have signed the agreement with the new auditor, Ernst & Young Auditores Independentes S.S., which was the winner of the bidding process, and began to act as our independent public accounting firm with respect to the review of our quarterly information for the second quarter of 2017. We did not consult Ernst & Young Auditores Independentes S.S. during our two most recent fiscal years or any subsequent interim period as to the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements or any matter that was either the subject of a disagreement (as defined in Item 16F of Form 20-F) or a reportable event (as defined in Item 16F of Form 20-F). The change of the auditors was approved by the Board of Directors and the Audit Board.

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

For more information on our corporate governance practices, see Item 9. The Offer and Listing Trading Market—Trading on the B3.

Section	NYSE Corporate Governance Rule for U.S. Domestic Issuers	Our Approach

303A.01	A listed company must have a majority of independent directors; “Controlled companies” are not required to comply with this requirement.	Under Section 303A of the rules of the NYSE, “controlled company” is taken to include a company in which more than 50% of the voting power is held by one individual, a group or another company. Since 50.97% of the voting share of CEMIG is held by the State of Minas Gerais, it is considered to be a controlled company. Therefore, this requirement currently does not apply to CEMIG.

303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.	The non-management directors of CEMIG do not meet at regularly scheduled executive sessions without management.

303A.04	A listed company must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.

As a controlled company, CEMIG is not required to have a nominating/governance committee.

Nonetheless, CEMIG has a Corporate Governance Committee, composed of dependent and independent directors, and its responsibilities are clearly defined in the internal regulations of the Board of Directors.

303A.05	A listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties, “Controlled companies” are not required to comply with this requirement.	As a controlled company, CEMIG would not be required to comply with the compensation committee requirements as if it were a U.S. domestic issuer. CEMIG does not have a compensation committee.

303A.06 and 303A.07	A listed company must have an audit committee with a minimum of three independent directors that satisfy the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, with a written charter that covers certain minimum specified duties.	CEMIG exercised its prerogative under SEC Rule 10A-3 and the Sarbanes Oxley Act of 2002, which allow non U.S. issuers not to have an Audit Committee. Our Audit Board carries out the functions of an Audit Committee of the United States up to the limit permitted by Brazilian law.

CEMIG’s Audit Board is a permanent body, responsible, principally, for inspection and supervision of the activities of the management and for verifying the managers’ compliance with their duties under the law and under the by-laws.

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

CEMIG’s listing on B3 is at Corporate Governance Level 1, and CEMIG is thus obliged to comply with the rules contained in those related regulations.

In addition, CEMIG’s Manual for Disclosure and Use of Information, its Securities Trading Policy, the Internal Regulations of its Board of Directors, and its Code of Ethics outline important rules of corporate governance which orient its management.

303A.12	Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.	CEMIG’s CEO will promptly notify the NYSE in writing after any executive officer of CEMIG becomes aware of any material non-compliance with any applicable provisions of the NYSE corporate governance rules.

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 17.	Financial Statements

See “Item 18. Financial Statements.”

Item 18.	Financial Statements

Reference is made to pages F-1 through F-159 hereof.

The following financial statements are filed as part of this annual report on Form 20-F:

•	Report of Ernst & Young Auditores Independentes as of December 31, 2017;

•	Report of Deloitte Touche Tohmatsu Auditores Independentes as of December 31,2016 and for the years ended December 2016 and 2015;

•	Independent Auditor’s Report (Pricewaterhouse Coopers) of Madeira Energia S.A. – MESA for the year ended December 31, 2017 and 2016;

•	Independent Auditor’s Report (Pricewaterhouse Coopers) of Norte Energia S.A. – NESA for the year ended December 31, 2017 and 2016;

•	Audited Consolidated Statement of Financial Position as of December 31, 2017 and 2016;

•	Audited Consolidated Statement of Income for the years ended December 31, 2017, 2016 and 2015;

•	Audited Consolidated Statement of Comprehensive Income for the years ended December 31, 2017, 2016 and 2015;

•	Audited Consolidated Statement of Changes in Equity for the years ended December 31, 2017, 2016 and 2015;

•	Audited Consolidated Statement of Cash Flow for the years ended December 31, 2017, 2016 and 2015; and

•	Notes to the Consolidated Financial Statements.

Item 19.	Exhibits

The following documents are included as exhibits to this annual report:

Exhibit Number	Document

1*	Corporate by-laws of CEMIG, as amended and in effect since April 23, 2018.

2.1	Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs filed on August 20, 2001 (File No. 333-13826)). (P)

2.2	Shareholders’ Agreement, dated June 18, 1997, between the State Government and Southern, relating to the rights and obligations of owners of our shares (incorporated by reference to Exhibit 2.1 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)). (P)

2.3	Amendment No. 1 to the Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs filed on June 11, 2007 (File No. 333-143636)).

2.4	Deposit Agreement, dated as of June 12, 2007, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the common share ADSs filed on May 7, 2007 (File No. 333-142654)).

2.5	The total amount of long-term debt securities of CEMIG and its subsidiaries under any one instrument does not exceed 10.0% of our total assets on a consolidated basis. We agree to furnish copies of instruments defining the rights of certain holders of long-term debt to the Securities and Exchange Commission upon request.

4.1	Contract of Concession for Generating Electric Energy, dated July 10, 1997, between the Federal Government and us, relating to the provision of electric energy generation services to the public (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)). (P)

4.2	Contract of Concession of Electric Energy Transmission Services, dated July 10, 1997, between the Federal Government and us, relating to the transmission of electric energy to the public (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)). (P)

4.3	Second Amendment to the Energy Transmission Concession Contract, dated September 16, 2005 (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.4	Third Amendment to the Energy Transmission Concession Contract, for the Northern, Southern, Eastern, and Western geographic areas, dated April 13, 2010 (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.5	Contracts of Concession of Public Service for Distribution of Electric Energy, dated July 10, 1997, between the Federal Government and us, relating to the provision of electric energy distribution services to the public (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)). (P)

4.6	First Amendment to the Energy Distribution Concession Contract, dated March 31, 2005 (incorporated by reference to Exhibit 4.5 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.7	Second Amendment to the Energy Distribution Concession Contract, dated September 16, 2005 (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.8	Contract for the Assignment of CRC Account, dated May 31, 1995, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)). (P)

4.9	First Amendment to the Contract for the Assignment of CRC Account, dated February 24, 2001, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.5 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

4.10	Second Amendment to the Contract for the Assignment of the CRC Account, dated October 14, 2002, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

Exhibit Number	Document

4.11	Third Amendment to the Contract for the Assignment of CRC Account, dated October 24, 2002, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).

4.12	Fourth Amendment to the Contract for the Assignment of CRC Account, dated January 23, 2006, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.14 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.13	Announcement of Start of Public Distribution of Senior Units under CRC Account Securitization Fund, dated as of January 26, 2006 (incorporated by reference to Exhibit 4.15 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.14	Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated August 24, 2006, between CEMIG D and Unibanco—União dos Bancos Brasileiros S.A. (incorporated by reference to Exhibit 4.18 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).

4.15	Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated April 17, 2007, between CEMIG GT and Unibanco—União dos Bancos Brasileiros S.A. (incorporated by reference to Exhibit 4.19 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).

4.16	Summary of Indenture Covering the Second Issuance of Debentures, dated December 19, 2007, between CEMIG D and BB Banco de Investimento S.A. (incorporated by reference to Exhibit 4.20 to our Annual Report on Form 20-F filed on June 30, 2008 (File No. 1-15224)).

4.17	Share Purchase Agreement, dated April 23, 2009, between CEMIG GT, Terna—Rete Elettrica Nazionale S.p.A., and CEMIG (incorporated by reference to Exhibit 4.22 to our Registration Statement on Form 20-F filed on June 19, 2009 (File No. 1-15224)).

4.18	English Summary of Share Purchase Agreement between CEMIG and Andrade Gutierrez Concessões S.A., dated December 30, 2009 (incorporated by reference to Exhibit 4.18 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.19	English Summary of Share Purchase Agreement between CEMIG and Fundo de Investimento em Participações PCP, dated December 31, 2009 (incorporated by reference to Exhibit 4.19 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.20	English Summary of Put Option Agreement between CEMIG and Enlighted Partners Venture Capital LLC, dated March 24, 2010 (incorporated by reference to Exhibit 4.20 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.21	English Summary of Share Purchase Agreement among TAESA, Abengoa Concessões Brasil Holding S.A. and Abengoa Participações Holding S.A., dated June 2, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.22	English Summary of Share Purchase Agreement among TAESA, Abengoa Concessões Brasil Holding S.A., Abengoa Construção Brasil Ltda., NTE—Nordeste Transmissora de Energia S.A. and Abengoa Participações Holding S.A., dated June 2, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.23	Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated March 3, 2010, between CEMIG GT and BB – Banco de Investimento S.A. (incorporated by reference to Exhibit 4.23 to our Annual Report on Form 20-F filed on June 30, 2011 (File No. 1-15224)).

4.24	English Summary of Share Purchase Agreement between TAESA and Abengoa Concessões Brasil Holding S.A. dated March 16, 2012 (incorporated by reference to the Form 20-F filed on April 27., 2012 (File No. 1-15224)).

4.25	English Summary of Investment Agreement among RR Participações S.A., Light and Renova dated July 8, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.26	English Summary of Put Option Agreement between Parati S.A. and Fundação de Seguridade Social Braslight dated July 15, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.27	English Summary of Share Purchase and Sale Agreement entered into between Amazônia Energia Participações S.A. and Construtora Queiroz Galvão S.A., Construtora OAS Ltda., Contern Construções e Comércio Ltda., Cetenco Engenharia S.A., Galvão Engenharia S.A. and J. Malucelli Construtora de Obras S.A., for shares in Norte Energia S.A. dated October 25, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

Exhibit Number	Document

4.28	English Summary of Share Acquisition Agreement between CEMIG and the State of Minas Gerais dated December 27, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.29	Summary of Indenture Covering the Public Distribution of Non-Convertible Unsecured Debentures, dated March 13, 2012, between CEMIG Geração e Transmissão S.A., HSBC Corretora de Títulos e Valores Mobiliários S.A., Banco BTG Pactual S.A. and Banco do Nordeste do Brasil S.A. (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.30	Initial Announcement of Public Distribution, under the Regime of Firm Guarantee of Placement, of Unsecured Debentures Not Convertible into Shares, with Additional Guarantee, in Three Series, of the Third Issue by CEMIG D, dated March 11, 2013 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).

4.31	Initial Announcement of Public Distribution, under the Regime of Best Efforts for Placement, of Unsecured Debentures Not Convertible into Shares, with Additional Guarantee, in up to Three Series, of the Third Issue by CEMIG GT, dated March 13, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).

4.32	Summary of Private Contract for Investment in Transmission Assets, among CEMIG, CEMIG GT and TAESA dated May 17, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).

4.33	Summary of the Share Purchase Agreement between CEMIG Capim Branco Energia S.A., Suzano Papel e Celulose S.A., and Suzano Holding S.A., intervening by Comercial Agrícola Paineiras LTDA. (“Paineiras”) e Epícares Empreendimentos e Participações LTDA. (“Epícares”), dated March 12, 2013 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).

4.34	Summary of the Commitment Undertaking for Settlement, signed between the State of Minas Gerais and CEMIG, dated November 20, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).

4.35	Fifth Amendment to Concession Contracts No. S 002/1997–DNAEE, 003/1997–DNAEE, 004/1997–DNAEE and 005/1997–DNAEE, dated December 21, 2015, between the Federal Republic of Brazil and us, related to energy distribution service (incorporated by reference to the Form 20-F filed on November 14, 2016 (File No. 1-15224)).

4.36	Excerpts from concession contracts for energy generation Nos. 8, 9, 10, 11, 12, 13, 14, 15 and 16 between the Mining and Energy Minstry and CEMIG GT.

8	List of Subsidiaries (incorporated by reference to Exhibit 8 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15224)).

11	Code of Ethics (incorporated by reference to Item 7 in our Form 6-K for the month of September 2016 (File No. 1-15224)).

12.1*	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 7, 2018.

12.2*	Chief Officer for Finance and Investor Relations Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 7, 2018.

13.1*	Chief Executive Officer Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 7, 2018.

13.2*	Chief Officer for Finance and Investor Relations Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 7, 2018.

16.1*	Letter from Deloitte Touche Tohmatsu Auditores Independentes to the SEC, dated May 07, 2018 regarding the change in independent registered public accounting firm.

*	Filed herewith
(P)	Paper exhibits

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By:	/s/ Bernardo Afonso Salomāo de Alvarenga
Name: Bernardo Afonso Salomāo de Alvarenga
Title: Chief Executive Officer

Date: May 7, 2018

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By:	/s/ Maura Galuppo Botelho Martins
Maura Galuppo Botelho Martins
Acting Chief Officer for Finance and Investor Relations

Date: May 7, 2018

Companhia Energética de Minas

Gerais – CEMIG

Financial Statements as of December 31, 2017 and 2016 and for the Years

Ended December 31, 2017, 2016 and 2015 and Report of Independent

Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Companhia Energética de Minas Gerais – CEMIG

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Companhia Energética de Minas Gerais – CEMIG (the Company) as of December 31, 2017, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, based on our audit and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

We did not audit the financial statements of Madeira Energia S.A. and Norte Energia S.A., corporations in which the Company has, directly and indirectly, an 18.1% and 11.7% interest, respectively. In the consolidated financial statements, the Company’s investments in Madeira Energia S.A. and Norte Energia S.A. are stated at R$1,117 million and R$1,444 million, respectively, as of December 31, 2017, and the Company’s participation in the losses of Madeira Energia S.A. and Norte Energia S.A. are stated at R$204 million and R$1 million, respectively, in 2017. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Madeira Energia S.A. and Norte Energia S.A., is based solely on the reports of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated May 7, 2018, expressed an adverse opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

/s/ Ernst & Young Auditores Independentes S.S.

We have served as the Company‘s auditor since 2017.

Belo Horizonte, Brazil

May 7, 2018

Deloitte Touche Tohmatsu
Rua Paraíba, 1.122 -
20º e 21º andares
30130-141- Belo Horizonte - MG
Brasil

Tel.: +55 (31) 3269-7400
Fax: +55 (31) 3269-7470
www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Companhia Energética de Minas Gerais - CEMIG
Belo Horizonte - MG - Brazil

We have audited the accompanying consolidated balance sheet of Companhia Energética de Minas Gerais - CEMIG and subsidiaries (the "Company") as of December 31, 2016, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Madeira Energia S.A. and Norte Energia S.A., both investees of the Company accounted for under the equity method of accounting. The Company's investment in Madeira Energia S.A. as of December 31, 2016 was R$1,164 million, and its equity in losses of unconsolidated investees was R$112 million and R$3 million for the years ended December 31, 2016 and 2015, respectively, and the investment in Norte Energia S.A as of December 31, 2016 was R$1.368 million, and its equity in losses of unconsolidated investees was R$12 million and R$32 million for the year ended December 31, 2016 and 2015, respectively. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Madeira Energia S.A. and Norte Energia S.A. is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Companhia Energética de Minas Gerais - CEMIG and subsidiaries as of December 31, 2016, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2016, in accordance with International Financial Reporting Standards - IFRS, as issued by the International Accounting Standards Board - IASB.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee ("DTTL"), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities. DTTL (also referred to as "Deloitte Global") does not provide services to clients. Please see www.deloitte.com/about for a more detailed description of DTTL and its member firms.

Deloitte provides audit, consulting, financial advisory, risk management, tax and related services to public and private clients spanning multiple industries. Deloitte serves four out of five Fortune Global 500® companies through a globally connected network of member firms in more than 150 countries bringing world-class capabilities, insights, and high-quality service to address clients' most complex business challenges. To learn more about how Deloitte's approximately 225,000 professionals make an impact that matters, please connect with us on Facebook, LinkedIn or Twitter.

© 2018 Deloitte Touche Tohmatsu. All rights reserved.

Deloitte.

As disclosed in notes 1 and 16 to the consolidated financial statements, the Company holds non-controlling interest in Renova Energia S.A., whose conditions indicate the existence of material uncertainty that may cast significant doubt on Renova Energia S.A.'s ability to continue as a going concern.

May 16, 2017

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
Belo Horizonte - Brazil

2018-BHZ-0219 VF.docx

© 2018 Deloitte Touche Tohmatsu. All rights reserved.

pwc

Report of independent registered public accounting firm

To the Board of Directors and Shareholders
Madeira Energia S.A. - MESA

Opinion on the Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Madeira Energia S.A. – MESA (the "Company") and its subsidiary as of December 31, 2017 and 2016 and the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2017 and 2016 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audits of these consolidated financial statements in accordance with the auditing standards generally accepted in the United States of America and in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

PricewaterhouseCoopers, Av. Tancredo Neves 620, 34º, Ed. Empresarial Mundo Plaza, Caminho das Árvores, Salvador, BA, Brasil 41820-020, T: (71) 3417-7500, F: (71) 3417-7698, www.pwc.com/br

Report of independent registered public accounting firm

To Board of Directors and Shareholders
Norte Energia S.A.

Opinion on the financial statements

We have audited the accompanying balance sheets of Norte Energia S.A. (The "Company") as of December 31, 2017 and 2016 and the related statements of operations, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audits of these financial statements in accordance with the auditing standards generally accepted in the United States of America and in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Brasília - Brazil
April 30, 2018

PricewaterhouseCoopers
Auditores Independentes

Guilherme Naves Valle
Partner

PricewaterhouseCoopers SHS Quadra 6, Cj. A, Bloco C, Ed. Business Center Tower, Salas 801 a 811, Brasília, DF, Brasil 70.322-915 Caixa Postal 08650 T: (61) 2196-1800, F: (61) 2196-1820, www.pwc.com/br

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2017 AND 2016

ASSETS

(MILLIONS OF BRAZILIAN REAIS—R$ mn)

	Note	2017	2016
CURRENT
Cash and cash equivalents	6	1,030	995
Securities	7	1,058	1,014
Customers and traders and Concession holders – Transport of electricity	8	3,885	3,425
Concession financial assets	15	848	730
Recoverable taxes	9	174	236
Income and social contribution tax credits	10a	340	590
Dividends receivable		77	11
Restricted cash	11	106	367
Inventories		38	49
Advances to suppliers	29	116	1
Accounts Receivable from the State of Minas Gerais	12	235	—
Reimbursement of tariff subsidies	14	73	64
Low-income subscriber subsidy		27	36
Receivable from Eletrobras	22	4	138
Other		526	630

TOTAL, CURRENT		8,537	8,286
NON-CURRENT
Securities	7	30	31
Advance to suppliers	29	7	229
Customers and traders and Concession holders – Transport of electricity	8	255	146
Recoverable taxes	9	231	178
Income and Social Contribution taxes recoverable	10a	21	112
Deferred income and Social Contribution taxes	10b	1,871	1,797
Escrow deposits	13	2,336	1,887
Derivative financial instruments – Swaps	30	9	—
Other credits		628	1,051
Concession financial assets	15	6,605	4,971
Investments – Equity method	16	7,792	8,753
Property, plant and equipment	17	2,762	3,775
Intangible assets	18	11,156	10,820

TOTAL, NON-CURRENT		33,703	33,750

TOTAL ASSETS		42,240	42,036

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2017 AND 2016

LIABILITIES

(MILLIONS OF BRAZILIAN REAIS—R$ mn)

	Note	2017	2016
Suppliers	19	2,343	1,940
Regulatory charges	22	513	381
Profit sharing		9	18
Taxes payable	20a	705	794
Income and Social Contribution tax	20b	115	27
Interest on equity and dividends payable	25	428	467
Loans, financings and debentures	21	2,371	4,837
Payroll and related charges		207	225
Post-retirement obligation	23	232	199
Concessions payable		3	3
Concession financial liabilities	15	415	482
Derivative financial Instruments—put options	30	507	1,150
Advances from clients	8a	233	181
Derivative financial instruments—Swaps	30	13	—
Other obligations		569	743

TOTAL, CURRENT		8,663	11,447
NON-CURRENT
Regulatory charges	22	250	455
Loans, financings and debentures	21	12,027	10,342
Taxes payable	20a	28	724
Deferred income tax and Social Contribution tax	10b	735	582
Provisions	24	678	815
Post-retirement obligation	23	3,954	4,043
Concessions payable		18	19
Concession financial liabilities	15	—	323
Pasep and Cofins taxes to be reimbursed to customers		1,087	—
Derivative financial Instruments—put options	30	308	192
Derivative financial instruments—Swaps	30	28	—
Other obligations		134	160

TOTAL, NON-CURRENT		19,247	17,655

TOTAL LIABILITIES		27,910	29,102
EQUITY	25
Share capital		6,294	6,294
Capital reserves		1,925	1,925
Profit reserves		5,729	5,200
Equity Valuation Adjustments		(837)	(489)
Deemed cost of property, plant and equipment		639	685
Accumulated Other Comprehensive Income		(1,476)	(1,174)
Subscription of Shares, to be Capitalized		1,215	—

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		14,326	12,930

NON-CONTROLLING INTERESTS		4	4

TOTAL EQUITY		14,330	12,934

TOTAL LIABILITIES AND EQUITY		42,240	42,036

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(MILLIONS OF BRAZILIAN REAIS—R$ mn)

(except Net earnings per share)

	Note	2017	2016	2015
NET REVENUE	26	21,712	18,773	21,868
OPERATING COSTS
COST OF ENERGY AND GAS	27
Energy purchased for resale		(10,919)	(8,273)	(9,542)
Charges for use of the national grid		(1,174)	(947)	(999)
Gas purchased for resale		(1,071)	(878)	(1,051)

		(13,164)	(10,098)	(11,592)
OTHER COSTS	27
Personnel and managers		(1,270)	(1,348)	(1,143)
Materials		(73)	(41)	(126)
Outsourced services		(759)	(720)	(740)
Depreciation and amortization		(787)	(802)	(811)
Operating provisions, net		(226)	(171)	(23)
Infrastructure construction cost		(1,119)	(1,193)	(1,252)
Other		(90)	(57)	(96)

		(4,324)	(4,332)	(4,191)
TOTAL COST		(17,488)	(14,430)	(15,783)
GROSS PROFIT		4,224	4,343	6,085
OPERATING EXPENSES	27
Selling expenses		(248)	(382)	(175)
General and administrative expenses		(763)	(667)	(674)
Operating provisions		(353)	(5)	(1,203)
Other operating revenues (expenses)		34	(420)	(452)

		(1,330)	(1,474)	(2,504)
Share of (loss) profit, net, of associates and joint ventures	16	(252)	(302)	393
Impairment loss on Investments	16	—	(763)	—
Fair value gain on shareholding transaction	16	—	—	729
Income before finance income (expenses) and taxes		2,642	1,804	4,703
Finance income	28	804	1,041	863
Finance expenses	28	(1,800)	(2,478)	(2,204)

Income before income tax and social contribution tax		1,646	367	3,362
Current income and social contribution taxes	10c	(446)	(174)	(881)
Deferred income and social contribution taxes	10c	(198)	141	(12)

NET INCOME FOR THE YEAR		1,002	334	2,469

Total of net income for the year attributed to:
Equity holders of the parent		1,001	334	2,469
Non-controlling interests		1	—	—

		1,002	334	2,469

Basic earnings per preferred share – R$	25	0.84	0.35	1.96
Basic earnings per common share – R$	25	0.37	0.10	1.96
Diluted earnings per preferred share – R$	25	0.84	0.32	1.96
Diluted earnings per common share – R$	25	0.37	0.07	1.96

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(MILLIONS OF BRAZILIAN REAIS—R$ mn)

	2017	2016	2015
NET INCOME FOR THE YEAR	1,002	334	2,469
OTHER COMPREHENSIVE INCOME
Items not to be reclassified to profit or loss in subsequent periods
Post retirement liabilities – remesurement of obligations of the defined benefit plans, net of taxes	(261)	(515)	(360)
Equity gain (loss) on other comprehensive income in subsidiary and jointly-controlled entity, net of taxes	(3)	4	(1)

	(264)	(511)	(361)
Items to be reclassified to profit or loss in subsequent periods
Equity gain on other comprehensive income, in subsidiary and jointly-controlled entity, relating to fair value of financial asset available for sale, net of tax	(38)	(3)	54
Reclassification of translation adjustments to the Income statement arising from sale of Transchile	—	(40)	—

	(38)	(43)	54

COMPREHENSIVE INCOME FOR THE YEAR	700	(220)	2,162

Total of comprehensive income for the year attributed to:
Equity holders of the parent	699	(220)	2,162
Non-controlling interests	1	—	—

	700	(220)	2,162

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(MILLIONS OF BRAZILIAN REAIS—R$ mn, except where otherwise indicated)

	Attributable to the equity holders of the paretn							Non-controlling interests	Total Equity
	Share capital	Subscription of shares to be capitalized	Capital reserves	Profit reserves	Equity valuation adjustments	Retained earnings	Total
BALANCES ON DECEMBER 31, 2016	6,294	—	1,925	5,200	(489)	—	12,930	4	12,934

Net income for the year	—	—	—	—	—	1,001	1,001	1	1,002
Other comprehensive income
Remeasurement of obligations of the defined benefit plans, net of taxes	—	—	—	—	(261)	—	(261)	—	(261)
Equity gain (loss) on Other comprehensive income in subsidiary and jointly-controlled entity	—	—	—	—	(41)	—	(41)	—	(41)

Total comprehensive income for the period	—	—	—	—	(302)	1,001	699	1	700

Subscription of shares, to be capitalized	—	1,215	—	—	—	—	1,215	—	1,215
Other changes in Equity:
Additional dividends proposed, non-controlling interests	—	—	—	—	—	—	—	(1)	(1)
Dividends under the by-laws (R$ 0.51 per share)	—	—	—	—	—	(500)	(500)	—	(500)
Constitution of reserves
Tax incentives reserve	—	—	—	1	—	(1)	—	—	—
Appropriation of retain earnings to profit reserves	—	—	—	528	—	(528)	—	—	—
Realization of reserves
Realization of deemed cost of PP&E	—	—	—	—	(46)	28	(18)	—	(18)

AS OF DECEMBER 31, 2017	6,294	1,215	1,925	5,729	(837)	—	14,326	4	14,330

	Attributable to the equity holders of the paretn						Non-controlling interests	Total Equity
	Share capital	Capital reserves	Profit reserves	Equity valuation adjustments	Retained earnings	Total
BALANCES ON DECEMBER 31, 2015	6,294	1,925	4,663	102	—	12,984	4	12,988

Net income for the year	—	—	—	—	334	334	—	334
Other comprehensive income
Remeasurement of obligations of the defined benefit plans, net of taxes	—	—	—	(515)	—	(515)	—	(515)
Equity gain (loss) on Other comprehensive income in subsidiary and jointly-controlled entity	—	—	—	(39)	—	(39)	—	(39)
Total comprehensive income for the period	—	—	—	(554)	334	(220)	—	(220)

Other changes in Equity:
Additional dividends proposed, non-controlling interests	—	—	623	—	—	623	—	623
Reserve for mandatory dividends not distributed	—	—	127	—	(204)	(77)	—	(77)
Dividends under the by-laws (R$ 0.16 per share)	—	—	(380)	—	—	(380)	—	(380)
Constitution of reserves
Tax incentives reserve	—	—	7	—	(7)	—	—	—
Appropriation of retain earnings to profit reserves	—	—	160	—	(160)	—	—	—
Realization of deemed cost of PP&E	—	—	—	(37)	37	—	—	—

AS OF DECEMBER 31, 2016	6,294	1,925	5,200	(489)	—	12,930	4	12,934

	Attributable to the equity holders of the paretn						Non-controlling interests	Total equity
	Share capital	Capital reserves	Profit reserves	Equity valuation adjustments	Retained earnings	Total
AS OF DECEMBER 31, 2014	6,294	1,925	2,594	468	—	11,281	4	11,285

Net income for the year	—	—	—	—	2,469	2,469	—	2,469
Other comprehensive income
Remeasurement of obligations of the defined benefit plans, net of taxes	—	—	—	(361)	—	(361)	—	(361)
Equity gain on Other comprehensive income in jointly-controlled entity	—	—	—	54	—	54	—	54

Total Comprehensive income for the year	—	—	—	(307)	2,469	2,162	—	2,162
Other changes in equity:
Reserve for mandatory dividends not distributed	—	—	797	—	—	797	—	797
Statutory dividends (R$ 0.84 per share)	—	—	—	—	(1,056)	(1,056)	—	(1,056)
Interest on Equity (R$ 0.16 per share)	—	—	—	—	(200)	(200)	—	(200)
Constitution of reserves
Tax incentives reserve	—	—	21	—	(21)	—	—	—
Appropriation of retain earnings to profit reserves	—	—	1,251	—	(1,251)	—	—	—
Realization of reserves
Equity valuation adjustments – deemed cost of PP&E	—	—	—	(59)	59	—	—	—

AS OF DECEMBER 31, 2015	6,294	1,925	4,663	102	—	12,984	4	12,988

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(MILLIONS OF BRAZILIAN REAIS—R$ mn)

	Note	2017	2016	2015
CASH FLOW FROM OPERATIONS
Net income for the year		1,002	334	2,469
Adjustments to reconcile net income to net cash flows:
Income tax and Social Contribution taxes		644	33	893
Depreciation and amortization	27	850	834	835
Loss on write off of net residual value of unrecoverable Concession financial assets , PP&E and Intangible assets		48	109	124
Gain on sale of investments		(197)	(315)	—
Impairment of Investments	16	—	763	—
Generation Indemnity Revenue	15	(271)	—	—
Adjustment to BRR for transmission assets	15	(75)	—	—
Share of loss (profit) of associates and joint ventures	16	252	302	(393)
Interest and monetary variation		801	741	802
Appropriation of transaction costs	21	67	68	16
Gain in accounts receivable from the MG State Govt.—AFAC	12	(239)	—	—
Fair value gain (loss) on shareholding transaction	16	—	—	(729)
Provisions for operating losses	27	854	704	1,401
Derivative financial instruments—Swap		32	—	—
CVA (Portion A items Compensation) Account and Other financial components in tariff adjustments	26	(988)	1,455	(1,704)
Tax Anmesty Program (PRCT)	20	283	—	—
Post-retirement obligation	23	(164)	447	285

		2,899	5,475	3,999

(Increase) / decrease in assets
Customers and traders and Concession holders – Transport of electricity		(818)	(56)	(1,475)
Accounts Receivable from the State of Minas Gerais	12	46	—	—
CVA and Other financial components in tariff adjustments	15	586	341	1,529
Energy Development Account (CDE)		(10)	8	273
Recoverable taxes		10	19	167
Income and social contribution tax credit		(62)	(62)	(77)
Escrow deposits		(4)	(28)	(67)
Dividends received from investments		354	683	487
Concession financial assets		398	(1,941)	10
Advances to suppliers		(116)	(120)	(131)
Gas drawing rights		537	(193)	(141)
Others		122	105	(248)

		1,043	(1,244)	327

Increase (decrease) in liabilities
Suppliers		403	38	297
Taxes payable		(248)	38	202
Income and social contribution taxes payable		14	24	(105)
Payroll and related charges		(18)	4	26
Regulatory charges		(73)	92	386
Advances from clients		52	—	—
Post-retirement obligation	23	(282)	(239)	(208)
Derivative financial instruments – Put options	30	(830)	(150)	—
Others		(357)	(167)	156

		(1,339)	(360)	754

	Note	2017	2016	2015
Cash generated by operating activities		2,603	3,871	5,080

Interest paid on loans and financings		(1,797)	(2,369)	(1,331)
Income and Social Contribution taxes paid		(226)	(289)	(741)

NET CASH FROM OPERATING ACTIVITIES		580	1,213	3,008

INVESTING ACTIVITIES
Marketable securities		(4)	1,400	(1,499)
Financial assets		—	—	(145)
Restricted cash		261	(367)	1
Investments
Acquisition of equity investees	15b	(38)	—	(310)
Disposal of investments		766	949	—
Capital contributions in investees		(254)	(1,455)	(181)
Property, plant and equipment	17	(83)	(120)	(126)
Intangible assets		(1,034)	(1,021)	(957)

NET CASH USED IN INVESTING ACTIVITIES		(386)	(614)	(3,217)
FINANCING ACTIVITIES
Subscription of shares, to be capitalized	25	1,215	—	—
Proceeds from Loans, financings and debentures		3,308	5,737	5,739
Borrowing costs	21	(11)	—	—
Payment of loans, financings and debentures	21	(4,131)	(5,591)	(4,696)
Interest on capital and dividends paid		(540)	(675)	(796)

NET CASH (USED IN) FROM FINANCING ACTIVITIES		(159)	(529)	247

Net increase in cash and cash equivalents		35	70	38
Cash and cash equivalents at the beginning of the year	6	995	925	887

Cash and cash equivalents at the end of the year	6	1,030	995	925

The Notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED ON DECEMBER 31, 2017, 2016 AND 2015

(In Millions of Brazilian Reais—R$ mn—except where otherwise indicated)

1.	OPERATING CONTEXT

a)	The Company

Companhia Energética de Minas Gerais (‘Parent company’ or ‘Holding company’) is a listed corporation, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under number 17.155.730/0001-64, with shares traded on the São Paulo Stock Exchange) (‘B3’) at Corporate Governance Level 1; through ADRs on the New York Stock Exchange (‘NYSE’); and on the stock exchange of Madrid (‘Latibex’). It is domiciled in Brazil, with head office at Avenida Barbacena 1200, Belo Horizonte, Minas Gerais. It operates exclusively as a holding company, with subsidiaries and investments in associates or jointly controlled entities (collectively refer to as “Cemig” or the “Company”), which are engaged in the construction and operation of infrastructure used in the generation, transformation, transmission, distribution and sale of electricity, and also activities in the various fields of energy sector, for the purpose of commercial operation.

As of December 31, 2017 Cemig’s current liabilities exceeded its current assets by R$ 126. As of December 31, 2017, indebtedness from loans, financings and debentures was R$14,398, which was comprised of R$2,371 of current debt and R$12,027 of non-current debt. The Company generated operating cash flows in the amounts of R$ 580, R$ 1,213, and R$3,008 in 2017, 2016 and 2015, respectively.

As part of the Company indebtness management, in 2017 the subsidiary Cemig GT, issued Eurobonds for an amount of US$ 1 billion which mature in 2024. In 2017, Cemig entered into negotiations with its main creditors aiming at a Bank Debt Refinancing, representing up to R$3.4 billion of debt, in order to refinance short and medium term indebtedness of CEMIG GT and CEMIG D and, then, to balance CEMIG’s short and medium term cash flows. The reprofiling involved the amortization schedules of existing debt maturities, ranging from 2017 through 2020, into facilities with a principal amortization grace period in 2018 and final maturities in 2022. These initiatives have balanced the Company’s cash flows, extended average debt maturities, and improved credit quality. The consolidated financial statements have been prepared on a going concern basis.

Cemig has equity interests in the following subsidiaries, jointly-controlled entities and affiliated company:

•	Cemig Geração e Transmissão S.A. (‘Cemig GT’) is the Parent Company’s wholly-owned subsidiary operating in generation and transmission. It shares are listed in Brazil, but are not actively traded. Cemig GT has interests in 60 power plants, of which 56 are hydroelectric, 3 are wind power plants and one is a thermal plant, and associated transmission lines, most of which are part of the Brazilian national generation and transmission grid system. Cemig GT has interest in the following subsidiaries, jointly-controlled entities, and affiliated company:

Subsidiaries, jointly-controlled entities and affiliated company, of Cemig GT:

•	Hidrelétrica Cachoeirão S.A. (‘Cachoeirão’) (Jointly controlled): Production and sale of energy as an independent power producer, through the Cachoeirão hydroelectric power plant, located at Pocrane, in the State of Minas Gerais.

•	Baguari Energia S.A. (‘Baguari Energia’) (Jointly controlled): Construction, operation, maintenance and commercial operation of the Baguari Hydroelectric Plant, through participation in the UHE Baguari Consortium (Baguari Energia 49.00%, Neoenergia 51.00%), located on the Doce River in Governador Valadares, Minas Gerais State.

•	Central Eólica Praias de Parajuru S.A. (‘Parajuru’) (Jointly controlled): Production and sale of energy from a wind farm at Beberibe, in the State of Ceará, Northern Brazil.

•	Central Eólica Praias do Morgado S.A. (‘Praias do Morgado’) (Jointly controlled): Production and sale of energy from a wind farm at Acaraú in Ceará, Northern Brazil.

•	Central Eólica Volta do Rio S.A. (‘Volta do Rio’) (Jointly controlled): Production and sale of energy from a wind farm also at Acaraú, in the State of Ceará, Northern Brazil.

•	Hidroelétrica Pipoca S.A. (‘Pipoca’) (Jointly controlled): Independent production of electricity, through construction and commercial operation of the Pipoca Small Hydro Plant, on the Manhuaçu River, in the counties of Caratinga and Ipanema, in the State of Minas Gerais.

•	Madeira Energia S.A. (‘Madeira’) (Jointly controlled): Construction and commercial operation of the Santo Antônio hydroelectric plant, owned by its subsidiary Santo Antônio Energia S.A., in the basin of the Madeira River, in the State of Rondônia.

•	Lightger S.A. (‘Lightger’) (Jointly controlled): Independent power production through building and commercial operation of the Paracambi Small Hydro Plant, on the Ribeirão das Lages River in the county of Paracambi, in the State of Rio de Janeiro.

•	Renova Energia S.A. (‘Renova’) (Jointly-controlled entity): Listed company operating in development, construction and operation of plants generating power from renewable sources – wind power, small hydro plants (SHPs), solar energy, trading of electricity, and related activities.

•	Retiro Baixo Energética S.A. (‘RBE’) (Jointly-controlled entity): RBE holds the concession to operate the Retiro Baixo hydroelectric plant, on the Paraopeba River, in the São Francisco river basin, in the municipalities of Curvelo and Pompeu, in Minas Gerais State.

•	Aliança Norte Energia Participações S.A. (‘Aliança Norte’) (Jointly-controlled): This is a special-purpose company (SPC) created by Cemig GT (49.9% ownership) and Vale S.A. (50.1%), for acquisition of an interest of 9% in Norte Energia S.A. (‘Nesa’), the company holding the concession for the Belo Monte Hydroelectric Plant, on the Xingu River, in the State of Pará.

•	Amazônia Energia Participações S.A. (‘Amazônia’) (Jointly-controlled): This is a special-purpose company created by Cemig GT (74.50% ownership) and Light (25.50%), for acquisition of an interest of 9.77% in Norte Energia S.A. (‘Nesa’), the company holding the concession for the Belo Monte Hydroelectric Plant, on the Xingu River, in the State of Pará.

•	Aliança Geração de Energia S.A. (‘Aliança’) (Jointly-controlled): Unlisted corporation created by Cemig GT and Vale S.A. to become a platform for consolidation of generation assets held by the two parties in generation consortia, and investments in future generation projects. The two parties subscribed their shares in the company by transfer of their interests in the following generation assets: Porto Estrela, Igarapava, Funil, Capim Branco I and II, Aimorés and Candonga. With these assets the company has installed hydroelectric generation capacity in operation of 1,158 MW (physical offtake guarantee 652 MW average), and other generation projects. Vale and Cemig GT respectively hold 55% and 45% of the total capital.

•	Cemig Geração Três Marias S.A.: A corporation wholly owned by Cemig GT. Objects are production and sale of energy as public service concession holder, by commercial operation of the Três Marias Hydroelectric Plant, and sale and trading of energy in the Free Market. This subsidiary has installed capacity of 396 MW, and guaranteed offtake level of 239 MW average.

•	Cemig Geração Salto Grande S.A.: A corporation wholly owned by Cemig GT. Objects are production and sale of energy as public service concession holder, by commercial operation of the Salto Grande Hydroelectric Plant, and sale and trading of energy in the Free Market. This subsidiary has installed capacity of 102 MW, and guaranteed offtake level of 75 MW average.

•	Cemig Geração Camargos S.A.: A corporation wholly owned by Cemig GT. Objects are production and sale of energy as public service concession holder, by commercial operation of the Camargos Hydroelectric Plant, and sale and trading of energy in the Free Market. This subsidiary has installed capacity of 46 MW, and guaranteed offtake level of 21 MW average.

•	Cemig Geração Itutinga S.A.: A corporation wholly owned by Cemig GT. Objects are production and sale of energy as public service concession holder, by commercial operation of the Itutinga Hydroelectric Plant, and sale and trading of energy in the Free Market. This subsidiary has installed capacity of 52 MW, and guaranteed offtake level of 28 MW average.

•	Cemig Geração Leste S.A.: Corporation wholly owned by Cemig GT. Its objects are production and sale of energy as public concession holder, by operation of the Dona Rita, Sinceridade, Neblina, Ervália, Tronqueiras and Peti Small Hydroelectric Plants, and trading in energy in the Free Market. Aggregate installed generation capacity of these plants is 35.16 MW; average offtake guarantee is 18.64 MW.

•	Cemig Geração Oeste S.A.: A corporation wholly owned by Cemig GT. Objects are production and sale of energy as public service concession holder, by commercial operation of the Gafanhoto, Cajuru and Martins Small Hydroelectric Plants, and sale and trading of energy in the Free Market. It has aggregate installed capacity of 28.90 MW, and aggregate offtake guarantee of 11.21 MW average.

•	Cemig Geração Sul S.A.: Corporation wholly owned by Cemig GT. Its objects are production and sale of energy as public concession holder, by commercial operation of the Coronel Domiciano, Marmelos, Joasal, Paciência and Piau Small Hydroelectric Plants, and trading in energy in the Free Market. Aggregate installed generation capacity is 39.53 MW; average offtake guarantee is 27.42 MW.

•	Usina Hidrelétrica Itaocara S.A. (‘UHE Itaocara’): The UHE Itaocara consortium is a jointly-controlled entity. The Itaocara Consortium, formed by Cemig GT and Itaocara Energia (of the Light group), is responsible for the construction of the Itaocara I Hydroelectric Plant.

Subsidiaries and jointly-controlled entities of Cemig GT at development stage:

•	Guanhães Energia S.A. (‘Guanhães Energia’) (Jointly controlled): Production and sale of energy through building and commercial operation of the following Small Hydro Plants: Dores de Guanhães, Senhora do Porto and Jacaré, in the county of Dores de Guanhães; and Fortuna II, in the county of Virginópolis – all in Minas Gerais. Start of commercial generation is scheduled for May 2018.

•	Cemig Baguari Energia S.A. (‘Cemig Baguari’) (Subsidiary): Production and sale of energy as an independent power producer in future projects.

•	Cemig Distribuição S.A. (‘Cemig D’ or ‘Cemig Distribution’) (Subsidiary): Wholly-owned subsidiary. Its shares are listed in Brazil but are not actively traded; distributes electricity through networks and distribution lines to practically the whole of the Brazilian State of Minas Gerais.

•	Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’) (Jointly controlled): Construction, operation and maintenance of energy transmission facilities in 17 states of Brazil through direct and indirect equity interests in investees.

•	Light S.A. (‘Light’) (Jointly controlled): Holds direct or indirect interests in other companies and directly or indirectly operates electricity services, including generation, transmission, trading or distribution, and other related services.

•	Axxiom Soluções Tecnológicas S.A. (‘Axxiom’) (Jointly controlled): Unlisted company, providing technology and systems solutions for operational management of public service concession holders, including companies in electricity, gas, water, sewerage, and other utilities. Jointly owned by Light (51%) and Cemig (49%).

•	Amazônia Energia Participações S.A. (‘Amazônia Energia’) (Jointly controlled): Described in the list of equity interests of Cemig GT above.

•	Renova Energia S.A. (Jointly controlled): Described in the list of equity interests of Cemig GT above.

•	Sá Carvalho S.A. (Subsidiary): Production and sale of electricity, as a public electricity service concession holder, through the Sá Carvalho hydroelectric power plant.

•	Usina Térmica Ipatinga S.A. (‘Ipatinga’) (Subsidiary): Currently without operational activity.

•	Companhia de Gás de Minas Gerais (‘Gasmig’) (Subsidiary): Acquisition, transport and distribution of combustible gas or sub-products and derivatives, through a concession for distribution of gas in the State of Minas Gerais.

•	Cemig Telecomunicações S.A. (‘CemigTelecom’) – previously named Empresa de Infovias S.A.)(Subsidiary): Provision and commercial operation of a specialized telecommunications service through an integrated multi-service network comprising fiber and coaxial cables and electronic and associated equipment. CemigTelecom owns 19.6% of Ativas Data Center (‘Ativas’) (jointly-controlled entity), which operates primarily in supply of IT and communications infrastructure services, including physical hosting and related services for medium-sized and large corporations. As mentioned in Note 16, the merger of Cemig Telecom by the Company was concluded on March 31, 2018.

•	Efficientia S.A. (Subsidiary): Provides electricity efficiency and optimization services and energy solutions through studies and execution of projects; and services of operation and maintenance in energy supply facilities.

•	Horizontes Energia S.A. (‘Horizontes’) (Subsidiary): Production and sale of electricity, as an independent power producer, through the Machado Mineiro and Salto do Paraopeba hydroelectric power plants in the State of Minas Gerais, and the Salto do Voltão and Salto do Passo Velho hydro power plants in the State of Santa Catarina.

•	Cemig Comercializadora de Energia Incentivada S.A. (‘CCEI’ – previously named Central Termelétrica de Cogeração S.A.) (Subsidiary): Production and sale of energy as an independent power producer, in future projects.

•	Rosal Energia S.A. (‘Rosal’) (Subsidiary): Production and sale of electricity, as a public electricity service concession holder, through the Rosal hydroelectric power plant located on the border between the States of Rio de Janeiro and Espírito Santo.

•	Empresa de Serviços e Comercialização de Energia Elétrica S.A. (‘ESCE’) (Subsidiary): Production and sale of energy as an independent power producer, in future projects.

•	Cemig PCH S.A. (Subsidiary): Production and sale of energy as an independent power producer, through the Pai Joaquim hydroelectric power plant.

•	UTE Barreiro S.A. (Subsidiary): Production and sale of thermally generated electricity, as an independent producer, through construction and operation of the UTE Barreiro thermal generation plant, located on the premises of V&M do Brasil S.A., in the State of Minas Gerais.

•	Cemig Trading S.A. (Subsidiary): Sale and intermediation of business transactions related to energy.

•	Companhia de Transmissão Centroeste de Minas (Jointly controlled): Construction, operation and maintenance of the Furnas-Pimenta transmission line – part of the national grid.

•	Rio Minas Energia Participações – (‘RME’) (Jointly controlled): Non-operational holding company of which the primary activity is management of its direct holding in Light.

•	Luce Empreendimentos e Participações (‘LEPSA’) (Subsidiary): Non-operational holding company of which the primary activity is management of its direct holding in Light.

Where Cemig exercises joint control it does so through Shareholders’ agreements with the other shareholders of the investee.

2.	BASIS OF PREPARATION

2.1	Statement of compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Material information in the financial statements is being disclosed, which is used by Management in its administration of the Company.

On March 28, 2018, the Company’s Fiscal Council authorized the issuance of the Consolidated Financial Statements for the year ended December 31, 2017.

2.2	Bases of measurement

The consolidated financial statements have been prepared on a historical cost basis, except in the case of certain financial instruments which are measured at fair value, as detailed in Note 31.

2.3	Functional currency and presentation currency

The consolidated financial statements are presented in Reais, which is the functional currency of the Company, and all values are rounded to the nearest million, except when otherwise indicated.

Transactions in foreign currency have been converted to the functional currency at the exchange rate of the date on which the transactions were made. Balances of monetary assets and liabilities in foreign currency were translated to the functional currency of the Company at the exchange rates at the reporting date of the financial statements. Foreign exchange gains and losses resulting from translating assets and liabilities denominated in foreign currency are recorded in finance income and costs in the consolidated statement of income.

2.4	Use of estimates and judgments

Preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Uncertainties about this assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Estimates and assumptions are periodically reviewed, using as a reference to both historic experience and any significant change in scenarios that could affect the Company’s financial position or results of operations. Revisions in relation to accounting estimates are recognized in the period in which the estimates are reviewed, and in any future periods affected.

The principal estimates and judgments that have a signficiant effect in the amounts recognized in financial statements are as follows:

•	Adjustments for loss on doubtful accounts – see Note 8.

•	Deferred income and social contribution taxes – see Note 10.

•	Financial assets and liabilities of the concession – see Note 15.

•	Investments – see Note 16.

•	Property, plant and equipment – see Note 17.

•	Intangible assets – see Note 18.

•	Depreciation – see Note 17.

•	Useful lives of assets – see Note 18.

•	Employee post-retirement obligation – see Note 23.

•	Provisions – see Note 24.

•	Energy supply unbilled – see Note 26.

•	Financial Instruments – see Note 30.

•	Measurement at fair value – Note 31.

The settlement of the transactions involving those estimates may result in amounts that are significantly difference from those recorded in the financial statements due to the uncertainty inherent to the estimation process. The Company reviews its significant estimates at least annually.

2.5	New accounting standards and interpretations

The following standards that were effective on or after January 1, 2017:

•	Amendments to IAS 12, Income Taxes – Recognition of deferred tax assets for unrealized losses.

•	Disclosure Initiative (Amendments to IAS 7, Statement of cash flows), require entities to provide disclosure of changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses)

The application of these amendments had no significant impact on the amounts recognized in the consolidated financial statements.

2.6	Standards issued but not yet effective on December 31, 2017

Effective starting January 1, 2018:

•	Amendments to IFRS 10 and IAS 28 – Sale or contribution of assets between an investor and its associate or joint venture: Deal with situations that involve sale or contribution of assets between an investor and its associate or joint venture.

The Company does not expect significant impacts on its financial statements as a result of adoption of these amendments.

•	IFRS 9 – Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Except for hedge accounting, retrospective application is required but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

The Company made an assessment of the potential effects of adoption of IFRS 9 and does not expect significant impacts on its financial statements, except as to the impairment of accounts receivable from clients.

Classification and measurement

The Company expects to continue measuring at fair value all financial assets that are currently measured at fair value. For financial assets currently classified in accordance with IAS 39 as loans and receivables (the objective of the business model of which in accordance with IFRS 9 is to raise contractual cash flows, representing only payments of principal and interest), the Company has concluded that these financial instruments comply with the criteria for measurement and classification under the amortized cost. For this reason, no change in the method of measurement of these instruments is expected.

Impairment

IFRS 9 requires the Company to record expected losses on all its financial assets instead of an incurred losses approach.

The provisions for expected losses will be measured based on the losses expected in the next 12 months, as a function of the potential default events, or losses of credit expected for the whole life of a financial instrument, if the credit risk has significantly increased since its initial recognition. The Company have adopted, in its analyses, a simplified approach, considering that the balance of its accounts receivable from clients do not have a significant financing component, and have calculated the expectation of loss considering the historic average of non-collection over the total billed in each month (based on the last 12 months of billing), segregated by type of client and projected for the next 12 months, taking into account the aging of receivables, including those not yet due. The estimated loss for the past due balances of clients who renegotiated their debt has been calculated based on the maturity date of the original invoice, with the new terms negotiated not being taken into account. For the balances that are more than 12 months past due, expectation of total loss was assumed.

The Company estimates that the adoption of this new pronouncement will have an impact, mainly, on the expected losses from its receivables doubtful accounts. The estimated effects at January 1, 2018 arising from adoption of IFRS 9, resulted in an increase in the provision for doubtful accounts and a corresponding effect in Equity, as follows:

Jan. 1, 2018
Customers and Traders; Transport of energy	195

195

•	IFRS 15– Revenue from contracts with customers

IFRS 15 – Revenue from contracts with clients was issued in May 2014, and amended in April 2016, and establishes a five-step model to account for revenues arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount which reflects the consideration to which an entity expects to be entitled in exchange for transferirng goods or services to a customer. This new pronouncement will supersede all current requirements for recognition of revenue under the IFRS. Additionally, IFRS 15 establishes requirements for more detailed presentation and disclosure than the standards currently in effect.

Either a full retrospective application or a modified retrospective application is required for annual periods starting January 1, 2018. The Company plans to adopt the new standard on the required effective date using the modified retrospective method.

The Company performed a preliminary assessment application of the five steps for recognition and measurement of revenue, as required by IFRS 15:

1.	Identify the contracts signed with its customers;

2.	Identify the performance obligations in each type of contract;

3.	Determine the price of each type of transaction;

4.	Allocate the price and to the performance obligations contained in the contract; and

5.	Recognize the revenue when (or to the extent that) the entity satisfies each performance obligation of the contract.

The Company expects no material impacts in the adoption of the new standard, except for reclassification of the penalties for performance indicators, from operating expenses to an account reducing revenue for availability of the electricity network. Below is a detailed analysis of Revenues from contracts with customers:

a)	Revenues from supply of electricity, and Revenue from use of the network – Captive customers

Revenues from sale of energy are recorded based on the energy delivered and the tariffs specified in the terms of the contract or in effect in the market. Revenues from retail supply of energy to final customers are recorded when the delivery has taken place. The billing is carried out monthly. Unbilled retail supply of electricity, from the period between the last billing and the end of each month, is estimated based on the consumption from the previous month or the contractual amounts. The differences between the estimated amounts accrued and the actual accrued revenues are recorded in the following month. Historically, these have not been significant.

Under IFRS 15, The Company have to recognize the revenue from a contract with a customer when the expectation of receipt is probable, taking into account the client’s intention to pay. If the expectation is non-receipt, the Company is required to assess whether the related revenue will be presented net of estimated losses.

Cemig D is subject to a penalty if certain power supply continuity indicators are not met. These penalties include an obligation to reimburse clients through a discount on electricity bills.

Based on the new standard, which states that revenue must be recorded net of any discount, reductions, restitutions, credits, price concessions, incentives, performance bonuses, penalties or other similar items, these reimbursements will be presented as a reduction of revenue from supply of electricity, and no longer as operating expense.

Currently, these reimbursements are accounted as an operating expense, however, under the new standard they will be recorded as a reduction of revenue. These reimbursements amounted to R$ 41 for the year ended December 31, 2017 (R$ 48 for the year ended December 31, 2016).

b)	Revenue from Use of Distribution Systems (the TUSD charge) – Free Clients

A significant proportion of the large industrial customers in the concession areas of Cemig D are now ‘Free Customers’ – energy is sold to them by the Cemig group’s generation and transmission company, Cemig GT, as well as by other generators. Thus, the charges for the use of the distribution network (‘TUSD’) of these Free customers are charged separately from the posting under this line. The charge occurs as a function of the client’s power level demand, which is linked to consumption, and the fair value of the consideration is calculated according to the tariff for use of the system, which is set by the regulator, Aneel.

c)	Supply of gas

Revenues from the supply of gas are determined based on the volume sold and the tariffs specified in the contractual terms or terms in force in the market, and billing is monthly.

d)	Other operating revenues

Provision of services:

We believe that the provision of services, such as new connections, customers meters and inspections are not a distinct service rended along with the supply of energy stipulated in the contract, therefore, there’s a single performance obligation, which is the supply of energy.

Sharing of infrastructure:

‘Sharing of infrastructure’ means the joint use, by agents of the electricity, telecoms or oil sectors, of facilities built to serve as a base for the provision of public services, generating shared employment of posts, towers, ducts/pipelines, urban subsoil, conduits and administrative easements.

Fixing at the point of use is the performance obligation, which is charged monthly in accordance with utilization.

e)	Other revenues

The Other revenues are mainly related to the Portion A Costs Variation Offsetting Account (CVA account), energy transactions in the CCEE, transmission revenue, construction revenue, revenue from indemnity and revenue from telecommunications. The Company believes that the application of the new standard will not have a significant impact in the revenue recognition of these revenue sources.

f)	Requirements for presentation and disclosure

The disclosure requirements of the new standard represent a change from the current practice, and will increase the volume of disclosures required in the consolidated financial statements of the Company. Many of the disclosure requirements are new, therefore, the Company expects that the disclosures will be expanded, even if the quantitative impact of the adoption of the new standard is not significant.

In effect for annual periods starting on or after January 1, 2019:

•	IFRS 16 – Leases – Lessees will have to recognize the liability for future payment and a right of use of the leased asset for practically all lease contracts, including those currently classified as operating lease contracts.

The Company is currently evaluating the effects of the application of this new standard.

2.7	Summary of significant accounting policies

The accounting policies described in detail below have been applied consistently in all the periods presented in these consolidated financial statements, in accordance with IFRS.

The accounting policies relating to the Company’s present operations that require judgment and the use of specific valuation criteria are the following:

a)	Financial instruments

Derivative financial instruments (put options): The options to sell units of FIP Melbourne and FIP Malbec (‘the SAAG Put’) and the options to sell shares of RME (‘the Parati Put’) have been measured at fair value using the Black-Scholes-Merton (BSM) model at the balance sheet date.

Derivative financial instruments (swap transactions): The Company, through its subsidiary Cemig GT, maintains derivative hedge instruments to mitigate its exposure to the risk of changes in exchange rates. Derivatives are recognized initially at their fair value and the attributable transaction costs are recognized in the Statement of income when they are incurred. After initial recognition, derivatives are measured at fair value and changes in fair value are accounted for in the Statement of income.

Share capital: The rights to minimum dividends which preferred shares are entitled to are described in Note 25 to the consolidated financial statements.

Financial instruments available for sale: As from December 31, 2012, assets in this category include the financial assets of the transmission and distribution concession that were subject to Law 12,783 (of January 11, 2013). They are measured at New Replacement Value (Valor Novo de Reposição, or VNR), which is their fair value. The Company recognizes a financial asset resulting from a concession contract when it has an unconditional contractual right to receive cash or another financial asset from, or under the direction of, the concession grantor for the services of construction or improvement provided.

Loans and receivables: Loans and receivables include: cash equivalents, credits payable by Customers and traders, and concession holders (transport of energy), tied funds, escrow deposits, Concession financial assets, amounts receivable from related parties, and CVA credits and Other financial components in tariff adjustments.

Cash and cash equivalents: includes balances of cash; bank deposits; and highly liquid investments with original maturity of three months or less, which are subject to an insignificant risk in change of value. Cash and cash equivalents are maintained for the purpose of meeting cash equirements in the short term and not for investment or other purposes.

b)	Customers and traders; Concession holders (power transport)

Accounts receivable from Customers, Traders, and concession holders (for transport of power) are initially recorded at the value of the energy supplied and measured at amortized cost.

The allowance for doubtful receivables, for low and medium voltage customers, is based on estimates by Management, in an amount sufficient to cover probable losses. The principal criteria set by the Company are: (i) For customers with significant balances, the receivable balance is analyzed in light of the historical information, negotiations in progress, and provided guarantees. (ii) For other customers, the following are fully provisioned: Receivables from residential customers that are more than 90 days past due; receivables from commercial customers that are more than 180 days past due; and receivables that are more than 360 days past due from other customers.

For large customers an individual analysis is made in relation to each customer, including the actions in progress aiming to collect the outstanding balances.

c)	Investments

The Company has investments in associates and joint ventures.

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of an entity, but is not control or joint control over those policies.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

These investments are accounted for under the equity method and are, initially, recognized at cost.

The investments balance include the intangible assets representing the right to commercial operation of the regulated activity identified upon, net of any accumulated impairment.

d)	Concession assets

Distribution activity: concession intangible assets are amortized during the concession period, as provided for in IFRIC 12 – Concession contracts.

Cemig D recognizes a financial assets corresponding to the residual value of the intangible asset at the end of the concession, representing an unconditional right to receive cash or other financial asset directly from the grantor.

In order to determine the amortization period of the concession intangible asset, Cemig D considered that the concession agreement was extended for an additional period of 30 years, as described in more detail in Note 4.

Additions to the concession infrastructure are initially recorded at cost, including capitalized borrowing costs, and represent the acquisition cost of the Intangible assets. When the assets start operations they are split into financial assets and intangible assets, according to the criterion mentioned in the previous paragraphs. The portion of the assets that is recorded in financial assets is measured based replacement cost, which is fair value.

Transmission activity: Concession contracts entered into by the Company, determine that the concessionaire has an unconditional contractual right to receive cash or another financial asset directly from, or on behalf, of the grantor, therefore, Cemig records a financial asset, during the period of construction of lines and for the transmission revenue to be received during the concession period, at fair value, in accordance with IFRIC 12 – Concession contracts.

The infrastructure construction costs is recognized in the Statement of income when incurred, and construction revenue is recorded based on the stage of completion of the work, including the taxes applicable to the revenue, and any profit margin.

Invoiced amounts as per the Permitted Annual Revenue (RAP), is recorded as revenue for the portion relating the operation and maintenance of the infrastructure assets, at fair value, and as a reduction of the financial asset for portion relating to the construction revenue recognize, as described above.

Additional expenditures incurred for purposes of capital expansion and improvements to the transmission infrastructure are recognized as a financial asset.

As a condition for the renewal of the old transmission concessions, as described in more detail in Note 4, the residual value of the majority of the transmission assets recognized under the old concessions will be the subject of reimbursement by the Concession grantor, having already been written down on December 31, 2012, and an financial asset was recognized for the estimated amount to be received through the RAP.

Gas distribution activity: concession intangible assets are amortized during the concession period, as provided for in IFRIC 12 – Concession contracts.

The amortization reflects the pattern in which future economic benefits of the asset are expected to be consumed by the Company. The consumption pattern of the assets are related to the economic useful lives of each of the underlying assets that comprise the concession. This economic useful life is also used by the regulator to determine the basis for measuring the tariff for rendering the services of the concession.

Cemig recognizes a financial assets corresponding to the residual value of the intangible asset at the end of the concession, representing an unconditional right to receive cash or other financial asset directly from the grantor.

e)	Intangible assets

Intangible assets is mainly comprised of the assets relating to the concession contract for services, described above, and software. They are measured at total acquisition cost, including capitalized borrowing costs, less accumulated amortization.

f)	Property, plant and equipment

Property, plant and equipment are valued at acquisition cost, including deemed cost (upon initial application of IFRSs), and capitalized borrowing costs, less accumulated depreciation.

Depreciation is calculated on a straight-line basis, using the rates that reflect the estimated useful life of the assets, limited in certain situations to the period of the concession contracts to which they relate to. The main rates are shown in Note 17.

Gains and losses resulting from the disposal of a property, plant and equipment, are measured as the difference between the net proceeds obtained from the sale and the asset’s book value, and are recognized in the Statement of income the asset is disposed of.

g)	Impairment

In assessing impairment of financial assets, the Company uses historic trends of the probability of default, timing of recovery and the amounts of loss incurred, adjusted to reflect management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historic trends.

Additionally, management revises, annually, the carrying value of the non-financial assets, for the purpose of assessing the existence of events or changes in the economic, operational or technological conditions that could lead to an impairment. When such events are identified and when the carrying value of an asset exceeds the recoverable value, am impairment loss is recognized, adjusting the carrying value of the asset to its recoverable value. The recoverable value of an asset or cash generating unit is defined as being the higher of its value in use or its fair value less costs to sell.

On December 31, 2017 no indications were observed that might indicate that the Company’s assets might be impaired.

h)	Employees benefits

The liability recorded in the statement of financial position related the Company’s retirement benefit pension plan obligations, is the greater of: (a) the debt agreed upon with the pension plan for amortization of the actuarial obligations, and (b) the present value of the actuarial obligation, as calculated by a qualified actuary, less the fair value of the plan’s assets, and adjusted for unrecognized actuarial gains and losses. Expenses related to the debt agreed upon with the pension trust fund were recorded in finance income (expenses), because they represent financial interest and inflation adjustment. Other expenses relates to the pension fund were recorded as operating expenses.

The actuarial gains and losses arising as a result of experience and on changes in actuarial assumptions are recognized in Other comprehensive income.

Short-term benefits to employees: Employees’ profit sharing as determined in the Company’s by-laws are provisioned in accordance with the collective agreement established with the employees’ union and recorded in Employees’ and managers’ profit sharing in the Statement of income.

i)	Income tax and Social Contribution tax

Current

Advances, or amounts subject to offsetting, are presented as current or non-current assets, in accordance with the expected date of their realization and through the reporting period on which date case taxes duly calculated and offsetted against advances made.

Deferred

Deferred tax liabilities are recognized for all temporary tax differences. Deferred tax assets are recognized for all the temporary differences to the extent that it is probable that future taxable profit will be available against which the temporary differences will be reversed.

Deferred income tax and social contribution tax assets are reviewed at reporting date, and are reduced to the extent that their realization is no longer probable.

j)	Operating revenue

Revenues derived from the company’s businesses in the electricity, gas, telecommunications and other sectors, revenues are recognized when there is persuasive evidence of agreements, when delivery of merchandise takes place or when the services are provided, the prices are fixed or determinable, and collection is reasonably assured, independently of whether collections have actually been received.

Revenues from sale of energy are recorded based on the energy delivered and the tariffs specified in the terms of the contract or in effect in the market. Revenues from retail supply of energy to final customers are recorded when the delivery has taken place. The billing is carried out monthly. Unbilled retail supply of electricity, from the period between the last billing and the end of each month, is estimated based on the consumption from the previous month or the contractual amounts. The differences between the estimated amounts accrued and the actual revenues are recorded in the following month. Historically, these have not been significant.

Revenue from the supply of energy to the Brazilian grid system is recorded when the delivery has taken place and is invoiced to customers on a monthly basis, in accordance with the payment schedules specified in the concession agreement.

For the transmission concessions, the fair value of the operation and maintenance of the transmission lines and the remuneration of the financial asset are recorded as revenue in the Statement of income each month.

The services provided include charges for connection and other related services; the revenues are accounted for when services are rendered.

The ‘Portion A’ revenue and the Other financial items related to tariff adjustments are recognized in the Statement of income when the costs effectively incurred are different from those incorporated into the electricity distribution tariff. For more details, see Note 15.

The gain on adjustment of expectation of cash flow from the indemnifiable financial asset of the distribution concession arising from the difference in the fair value of the Remuneration Asset Base is presented as operating revenue, together with the other revenues related to the Company’s end-activity of Cemig D.

k)	Finance income and expenses

Finance income is mainly comprised of interest income on funds invested, monetary adjustments on overdue receivables and interest income on other financial assets. Interest income is recognized in the Statement of income using the effective interest method.

Finance expenses include: interest expense on borrowings; and foreign exchange and monetary adjustments on borrowing costs of debt, financings and debentures. Interest expense on the Company’s borrowings that is not capitalized is recognized in the Statement of income using the effective interest method.

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

Segment capital expenditure is the total cost incurred during the year to acquire: the Concession financial assets , Intangible assets, and Property, plant and equipment.

3.	PRINCIPLES OF CONSOLIDATION

The year end of the financial statements of subsidiaries and jointly-controlled entities is the same as Cemig’s year end. Accounting practices are applied uniformly in line with those used by Cemig.

The following subsidiaries and are included in the consolidated financial statements:

Subsidiary	2017	2016	2015
	Direct interest, %	Direct interest, %	Direct interest, %
Cemig Geração e Transmissão	100.00	100.00	100.00
Cemig Distribuição	100.00	100.00	100.00
Gasmig	99.57	99.57	99.57
CemigTelecom	100.00	100.00	100.00
Rosal Energia	100.00	100.00	100.00
Sá Carvalho	100.00	100.00	100.00
Horizontes Energia	100.00	100.00	100.00
Usina Térmica Ipatinga	100.00	100.00	100.00
Cemig PCH	100.00	100.00	100.00
Cemig Trading	100.00	100.00	100.00
Efficientia	100.00	100.00	100.00
Cemig Comercializadora de Energia Incentivada	100.00	100.00	100.00
UTE Barreiro	100.00	100.00	100.00
Empresa de Serviços e Comercialização de Energia Elétrica	100.00	100.00	100.00

a)	Subsidiaries, jointly-controlled entities and associates

The financial statements of subsidiaries are included in the consolidated financial statements as from the date on which the control is obtained, until the date on which the control ceases to exist. The assets, liabilities and profit (loss) of the subsidiaries are consolidated using full consolidation. The accounting policies of the subsidiaries jointly-controlled entities and associates are aligned with the policies adopted by the Company.

Jointly-controlled entities are accounted for under the equity method of accounting.

b)	Consortia

The Company recognizes the proportional interest in assets, liabilities, and profits (losses) of consortium operations, since these investments are considered to be ‘joint operations’ in accordance with the requirements of IFRS 11.

c)	Transactions eliminated in consolidation

Intra-group balances and transactions, and any unrealized gains and losses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with investee companies accounted for under the equity method are eliminated against the investment in proportion to the Company’s equity interests in the investee. Unrealized losses are eliminated in the same way as unrealized gains are eliminated, but only up to the point at which there is no evidence of impairment.

In 2015 and 2016, the financial statements of Transchile, for the purposes of calculations by the equity method, are converted from US dollars (the functional currency of Transchile) to Reais based on the exchange rate at last quoted day of the year, since Cemig’s functional currency is the Real. Foreign currency differences are recognized in Other comprehensive income and presented in equity up to the date of the sale of the interest in Transchile. After conclusion of the sale, the amount recognized in Other comprehensive income, in Equity, was transferred in full to the Income statement. In 2016, the whole of Cemig’s interest in Transchile was sold to Ferrovial Transco Chile SpA., a company controlled by Ferrovial S.A.

In 2015 and 2016, the financial statements of Transchile, were translated from US dollars (the functional currency of Transchile) to Reais based on the spot exchange rate at the end of the year. Foreign currency translation effects are recognized in Other comprehensive income and through the date of the sale of the Company’s interest in Transchile. Upon the sale of Transchile to Ferrovial Transco Chile SpA., a company controlled by Ferrovial S.A., in 2016, the amount recognized in Other comprehensive income, was transferred in full to the Income statement.

4.	CONCESSIONS AND AUTHORIZATIONS

Cemig holds the following concessions or authorizations:

	Company holding concession or authorization	Concession or authorization contract	Expiration date
POWER GENERATION
Hydroelectric plants
Emborcação	Cemig GT	07/1997	07/2025
Nova Ponte (1)	Cemig GT	07/1997	07/2025
Santa Luzia (1)	Cemig GT	07/1997	02/2026
Sá Carvalho (1)	Sá Carvalho	01/2004	12/2024
Rosal (1)	Rosal Energia	01/1997	05/2032
Machado Mineiro (1) Salto Voltão (1) Salto Paraopeba (1) Salto do Passo Velho (1)	Horizontes Energia	Resolution 331/2002	07/2025 10/2030 10/2030 10/2030
PCH Pai Joaquim (1)	Cemig PCH	Authorizing Resolution 377/2005	04/2032
Irapé (1)	Cemig GT	14/2000	02/2035
Queimado (Consortium) (1)	Cemig GT	06/1997	01/2033
Salto Morais (1)	Cemig GT	02/2013	07/2020
Rio de Pedras (1)	Cemig GT	02/2013	09/2024
Luiz Dias (1)	Cemig GT	02/2013	08/2025
Poço Fundo (1)	Cemig GT	02/2013	08/2025
São Bernardo (1)	Cemig GT	02/2013	08/2025
Xicão (1)	Cemig GT	02/2013	08/2025
Três Marias (2)	Cemig Geração Três Marias S.A.	08/2016	01/2046
Salto Grande (2)	Cemig Geração Salto Grande	09/2016	01/2046
Itutinga (2)	Cemig Geração Itutinga	10/2016	01/2046
Camargos (2)	Cemig Geração Camargos	11/2016	01/2046
Coronel Domiciano, Joasal, Marmelos, Paciência e Piau (2)	Cemig Geração Sul	12/2016 and 13/2016	01/2046
Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras (2)	Cemig Geração Leste	14/2016 and 15/2016	01/2046
Cajurú, Gafanhoto and Martins (2)	Cemig Geração Oeste S.A.	16/2016	01/2046
Thermal plants
Igarapé (1)	Cemig GT	07/1997	08/2024
POWER TRANSMISSION
National grid (3)	Cemig GT	006/1997	07/2015
Itajubá Substation (3)	Cemig GT	79/2000	10/2030
ELECTRICITY DISTRIBUTION (4)	Cemig D	002/1997 003/1997 004/1997 005/1997	12/2045
GAS DISTRIBUTION (4)	Gasmig	State Law 11,021/1993	01/2053

(1)	Generation concession contracts that are not within the scope of IFRC 12, whose infrastructure assets are recorded as PP&E since the concession grantor does not have control over whom the service is provided to as the output is being sold mainly in the Free Market (‘ACL’).
(2)	Generation concession contracts within the scope of scope of IFRIC 12, under which Cemig has the right to receive cash and therefore, recognizes a concession financial assets.
(3)	Transmission concession contracts within the scope of IFRIC 12, under which Cemig has the right to receive cash and therefore, recognizes a concession financial assets.
(4)	Concession contracts that are within the scope of IFRIC 12 and under which the concession infrastructure assets are recorded under the intangible and financial assets bifurcation model.

Generation concessions

In the generation business, the Company sells electricity:

(1)	hrough auctions, to distributors to meet the demands of their captive markets; and

(2)	to Free Customers in the Free Market (Ambiente de Contratação Livre, or ACL).

In the Free Market, electricity is traded by the generation concession holders, small hydro plants (PCHs, or SHPs), self-producers, traders, and importers of electricity.

Free Customers are those that have demand of more than 3MW at a voltage of 69kV or higher, or at any voltage if their supply began after July 1995.

A customer that has opted for the Free Market may return to the regulated system only if it gives its distributor a five year prior notice. The purpose of this notice period is to ensure that if necessary the distributor will be able to buy additional electricity to supply the re-entry of Free Customers into the Regulated Market. The state-controlled generators can sell electricity to Free Customers but, unlike the private generators they are obliged to do so through an auction process.

Concessions of the Jaguara, São Simão, Miranda and Volta Grande hydroelectric plants

The concessions of the Jaguara, São Simão, Miranda and Volta Grande hydroelectric plants, operated by the subsidiary Cemig GT, expired in August 2013, January 2015, December 2016 and February 2017, respectively.

As per the original terms of the Concession Contracts of Jaguara, São Simão and Miranda plants, the Company believed that it had the right for the renewal of such concessions, as such, Cemig GT filed administrative and court proceedings requesting for the extension the contracts. These requests, however, were rejected by the Mining and Energy Ministry, on the view that the request was made out of time in relation to the period/rules set by Law 12,783/13.

As part of the court decision, in March 2017 the preliminary injunctions that had maintained Cemig GT in possession and operation of the concession of the Jaguara and Miranda plants were revoked. Cemig GT remained in control of the assets, and recognized revenues from the sale of electricity and the operational costs of the assets through the date that the preliminary injunction was revoked. From that date onwards, the Cemig GT ceased to recognize any depreciation on the assets and began to recognize revenues relating to the provision of services of operation and maintenance of these plants in accordance with the regime of quotas specified by Law 12,783/13. As ordered by the Mining and Energy Ministry Order 432/2015, the São Simão plant was operated under the Quotas Regime since September 2015.

Despite the ongoing court legal proceedings involving the São Simão, Jaguara and Miranda plants, on September 27, 2017, the federal government tendered the concessions for the São Simão, Jaguara, Miranda and Volta Grande plants. The Volta Grande plant concession contract expired in February 2017. These plants have total generation capacity of 2,922 MW, and the concession price in the bid amounted to R$ 12,131. The parties that won these concessions are not related to Cemig.

The new concession contracts were signed on November 10, 2017, and on this date extension of the periods in which Cemig GT was engaged to temporary continue to operate the assets was agreed upon as follows:

• Volta Grande plant:	November 30, 2017
• Jaguara and Miranda plants:	Until December 28, 2017
• São Simão plant:	Until May 9, 2018

The Annual Generation Revenue (Receita Anual de Geração, or RAG) of these plants in 2017 amounted to R$ 462, in 2017 (R$ 319 in 2016).

On August 3, 2017, the Mining and Energy Ministry Order 291/17 determined the amount payable to Cemig GT for the residual value of the infrastructure assets of the São Simão and Miranda plants at the end of the contract, at R$ 1,028, of which R$ 244 relates to residual value of the São Simão Plant, and R$ 784 for the residual value of the Miranda Plant – these amounts being expressed in Reais as of September 2015 and December 2016, respectively. The amounts are being adjusted, pro rata die, by the Brazilian Selic rate for federal securities, and the total adjustment recognized in 2017 as an operational income amounted to R$ 271 (more details in Notes 15 and 26). As of December 31, 2017, these amounts for a total of R$ 1,084, are recorded as concession financial assets.

Cemig GT is discussing, with the Mining and Energy Ministry, the criteria used to determine the amounts above, as well as the payment date, since that Order 291/17 establishes that the payment must be made by the federal government on or before December 31, 2018, provided that is subject to budget and financial availability.

As of December 31, 2017, investments made after the Jaguara, São Simão and Miranda plants came into operation, in the amounts of R$ 174, R$ 3 and R$ 23, respectively, are recorded as concession Financial assets, and the final determination of the amounts to be paid to Cemig Gt are under discussions with the regulator. Management does not expect losses in the realization of these amounts.

Power transmission concessions

Under its transmission concession contracts, the Company is authorized to charge a tariff for use of the Transmission System (Tarifa de Uso do Sistema de Transmissão, or TUST). Tariffs are adjusted annually on the same date the Permitted Annual Revenue (Receitas Anuais Permitidas, or RAP) of transmission concessions holders is adjusted. This tariff period starts on July 1 of the year of publication of the tariffs and runs until June 30 of the subsequent year.

The service of transport of large quantities of electricity over long distances, in Brazil, is provided by the National Grid, a network of transmission lines and substations operating at a voltage of 230kV or higher, referred to technically as the Basic Grid (Rede Básica).

Any agent of the electricity sector that produces or consumes electricity has the right to use the Basic Grid, as does the customer, provided that certain technical and legal requirements are met. This is referred to as Open Access, and in Brazil is guaranteed by law and by the regulator, Aneel.

The payment for use of transmission service also applies to generation provided by Itaipu /Binacional. However, due to the legal characteristics of that plant, the corresponding charges are assumed by holders of distribution concessions that hold a quotas of its output.

The estimated residual value of the infrastructure asset as the end of the concession is recorded as a financial asset, since there is an unconditional right to receive cash or other financial assets directly from the grantor at the end of the concession agreement period.

Onerous concessions

In obtaining the concessions for certain generation projects, Cemig GT is required to make payments to the regulator, over the period of the concession contract. Details on the concessions and the amounts to be paid are as follows:

Project	Percentage interest	Nominal value in 2017	Present value in 2017	Amortization period	Inflation index to be used to adjust historical amounts
Irapé	100.00	33	14	03/2006 – 02/2035	IGP-M
Queimado (Consortium)	82.50	8	4	01/2004 – 12/2032	IGP-M
Salto Morais Small Hydro Plant	100.00	—	—	06/2013 – 07/2020	IPCA
Rio de Pedras Small Hydro Plant	100.00	1	—	06/2013 – 09/2024	IPCA
Various Small Hydro Plants (*)	100.00	3	3	06/2013 – 08/2025	IPCA

(*)	Luiz Dias, Poço Fundo, São Bernardo and Xicão.

The concessions to be paid to the grantor provide for monthly instalments with different values over time. The payments are recorded as an intangible asset, representing a right to operate the concession, they are recorded as from the date of signature of the contracts at the present value of the future payment obligations.

The amounts paid to the grantor in 2017, the present value and the nominal value of the portions to be paid in the next 12 months, are as follows:

Project	Percentage interest	Amounts paid in 2017	Present value of amounts to be paid in the next 12 months	Nominal value of amounts to be paid in 12 months
Irapé	100.00	2	2	2
Queimado (Consortium)	82.50	1	1	1
Salto Morais, Rio de Pedras and Others	100.00	1	1	1

The rates used to discount future payments was 12.50% for the small hydro plants and 5.10% for the conventional hydroelectric plants, which represent the average rates for raising funds in normal conditions on the date each concession was entered into.

Power distribution concessions

Cemig D owns the concession for the distribution of electricity in the greater part of the State of Minas Gerais, expiring in December 2045.

As determined by the concession contract, all assets and facilities that are used in the provision of the distribution service and which have been constructed by the concession holder are considered part of the assets of the related concession and must be returned to the grantor at the end of the contract. Cemig is entitled to receive a payment for the residual value of the infrastructure assets at the end of the concession contract taking into consideration the amounts involved and the timing when they became part of the infrastructure.

Cemig D subject to make any payments to the grantor in order to operate the distribution concessions, but is required to comply with requirements related to the quality and investments made as prescribed by the concession contract.

The concession contracts and the Brazilian legislation establish a mechanism of maximum prices that allows for three types of adjustments to tariffs: (i) an annual tariff adjustment; (ii) periodic review of tariffs; and (iii) extraordinary reviews.

Each year Cemig D has the right to request for the annual adjustment, the purpose of which is to be compensated for the effects of inflation on the tariffs, and to allow for certain changes in costs that are outside the Cemig D’s control to be passed through to clients – for example the cost of electricity purchased for resale and sector charges including charges for the use of the transmission and distribution facilities.

Also, the regulator makes a Periodic Review of tariffs every five years, which aims to make adjustments due to changes in Cemig D’s costs, and to establish a factor based on scale gains, which will be applied in the annual tariff adjustments, for the purpose of sharing such gains with Cemig D’s customers.

Cemig D also has the right to request an extraordinary review of tariffs, in the event that any unforeseen development significantly affects the economic-financial equilibrium of the concession. The Periodic Review and the Extraordinary Review are subject, to a certain degree, to the discretion of the regulator, although there are pre-established provisions for each revision cycle. When Cemig D requests an annual tariff adjustment, it is required to prove the financial impact on operations resulting from these events.

Under the distribution concession contracts, Cemig D is authorized to charge customers a tariff consisting of two components: (i) One part relating to costs of energy purchased for resale, charges for use of the transmission grid and charges for use of the distribution system that are not under its control (‘Portion A costs’); and (ii) a portion relating to operating costs (‘Portion B costs’).

Renewal of the distribution concessions

On December 21, 2015, Cemig D signed, with the Mining and Energy Ministry, the Fifth Amendment to its concession contracts, extending its electricity distribution concessions for an additional 30 years, as from January 1, 2016.

The principal characteristics and terms of the Amendment are as follows:

•	The annual tariff adjustment will occur on May 28 of each year, starting in 2016; with the adjustment provisions specified in the previous concession contract remained unchanged. For the subsequent tariff adjustments the rules set for in Clause 6 of the Amendment will be applied.

•	Limitation of in the distribution of dividends and/or payment of Interest on Equity to the minimum established by law, in the envent of non-compliance with the annual indicators for outages (DECi and FECi) for two consecutive years, or three times in a period of five years, until the regulatory parameters are restored.

•	Requirement for injections of capital from the controlling Shareholder in an amount sufficient to meet the minimum conditions for economic and financial sustainability.

•	Subject to the compliance of efficiency criteria related to continuity of supply and the economic and financial management to guarantee the concession’s operations as follows: (i) for five years starting January 1, 2016, any non-compliance for two consecutive years, or non-compliance with any of the conditions at the end of five years, will result in cancelation of the concession contract; (ii) starting January 1, 2021, any non-compliance for three consecutive years with the criteria of efficiency in continuity of supply, or for two consecutive years with the criteria of efficiency in economic and financial management, will result in proceedings to establish expiration of the concession.

The criteria of efficiency in economic and financial management are as follows:

•	Operational cash generation (–) QRR¹ (–) interest on the debt[2] ≥ 0;

•	Ebitda[3] ≥ 0 (by end of 2017, then maintained in 2018, 2019 and 2020);

•	[Ebitda (–) QRR] ≥ 0 (by end-2018, maintained in 2019 and 2020);

•	{Net debt4 / [Ebitda (–) QRR]} ≤ 1 / (80% of the Selic rate) (by the end of 2019); and,

•	{Net debt / [Ebitda (–) QRR]} ≤ 1 / (111% of the Selic rate) (by the end of 2020).

(1)	QRR – ‘Quota of regulatory reintegration’ = regulatory depreciation expense.
(2)	Net debt x 111% of the Selic rate.
(3)	Calculated according to the method defined by Aneel, contained in distribution concession contract.
(4)	Gross debt, less financial assets.

Cemig D was in compliance with the above criteria as of December 31, 2017.

Gas distribution concessions

The concessions for distribution of natural gas are granted by each Brazilian states. In the state of Minas Gerais the tariffs for natural gas are set by the regulator, the State’s Economic Development Secretariat, by market segment. The tariffs is comprised of a portion for the cost of gas and a portion for the distribution of gas. Each quarter the tariffs are adjusted to pass through the cost of gas, and once a year they are adjusted to update the portion allocated to cover the costs relating to the provision of the distribution service – remuneration of invested capital and to cover all the operating, commercial and administrative expenses of the concession holder.

In addition, in April 2015 the Economic Development Secretariat sent to the subsidiary Gasmig an Official Letter, SEDE/GAB/Nº303/2014 stating the timetable set for the first Tariff Review cycle. The definition of such cycle is still in progress, and estimated completion in the beginning of the second half of 2017. These reviews will take place every five years, with the purpose of assessing the changes in the costs of the Gasmig, and to adjust the accordingly adjust the tariffs. The concession contract also states the possibility of an extraordinary review of tariffs if any event occurs that puts the economic-financial balance of the concession at risk.

On December 26, 2014 the Second Amendment to the concession contract was signed by Gasmig and the Minas Gerais State Government, extending the concession period to an additional 30 years, in which Gasmig may commercially operate the services of industrial, commercial, institutional and residential piped gas in the state of Minas Gerais. The expiration date of the contract was thus extended from January 10, 2023 to January 10, 2053.

5.	OPERATING SEGMENTS

The operating segments of the Company reflect their management and their organizational structure, used to monitoring its results.

The Company also operates in the markets of gas and telecommunications, through its subsidiaries Gasmig and Cemig Telecom (see Note 1), and other businesses which are not material to its results of its operations. These segments are reflected in the Company’s management, organizational structure, and monitoring of results.

The tables below show segment information for 2017, 2016 and 2015:

INFORMATION BY SEGMENT AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2017
	ELECTRICITY
	GENERATION	TRANSMISSION	DISTRIBUTION	TELECOMS	GAS	OTHER	ELIMINATIONS	TOTAL
SEGMENT ASSETS	14,366	3,955	20,021	347	2,000	1,582	(32)	42,239
INVESTMENTS IN SUBSIDIARIES AND JOINTLY-CONTROLLED ENTITIES	4,723	1,122	1,918	—	—	29	—	7,792
ADDITIONS TO THE SEGMENT	308	—	1,083	47	56	1	—	1,495
ADDITIONS TO FINANCIAL ASSETS	—	25	—	—	—	—	—	25
NET REVENUE	7,190	777	12,312	127	1,482	112	(288)	21,712
COST OF ELECTRICITY AND GAS
Electricity bought for resale	(4,209)	—	(6,783)	—	—	—	73	(10,919)
Charges for use of the national grid	(353)	—	(1,002)	—	—	—	181	(1,174)
Gas bought for resale	—	—	—	—	(1,071)	—	—	(1,071)

Operational costs, total	(4,562)	—	(7,785)	—	(1,071)	—	254	(13,164)
OPERATING COSTS AND EXPENSES
Personnel	(281)	(106)	(1,123)	(20)	(56)	(41)	—	(1,627)
Employees’ and managers’ profit sharing	(1)	—	(3)	—	—	(1)	—	(5)
Post-retirement obligations	39	19	180	—	—	(9)	—	229
Materials	(11)	(4)	(43)	—	(2)	(1)	—	(61)
Raw materials and inputs for production of electricity	(10)	—	—	—	—	—	—	(10)
Outsourced services	(127)	(31)	(785)	(28)	(17)	(16)	30	(974)
Depreciation and amortization	(176)	—	(567)	(35)	(71)	(1)	—	(850)
Operating provisions (reversals)	(139)	(10)	(469)	(1)	(2)	(233)	—	(854)
Construction costs	—	(25)	(1,045)	—	(49)	—	—	(1,119)
Other operating expenses, net	(117)	(11)	(408)	(23)	(15)	187	4	(383)

Total cost of operation	(823)	(168)	(4,263)	(107)	(212)	(115)	34	(5,654)
OPERATING COSTS AND EXPENSES	(5,385)	(168)	(12,048)	(107)	(1,283)	(115)	288	(18,818)
OPERATING INCOME BEFORE EQUITY GAINS (LOSSES) AND FINANCE INCOME (EXPENSES)	1,805	609	264	20	199	(3)	—	2,894
Equity in earnings of unconsolidated investees, net	(519)	234	42	(2)	—	(7)	—	(252)
Finance income	226	9	397	3	49	120	—	804
Finance expenses	(1,161)	(3)	(815)	(15)	(43)	237	—	(1,800)

INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAXES	351	849	(112)	6	205	347	—	1,646
Income and Social Contribution taxes	(257)	(189)	31	(3)	(71)	(155)	—	(644)

NET INCOME (LOSS) FOR THE YEAR	94	660	(81)	3	134	192	—	1,002

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss
Post retirement liabilities – restatement of obligations of the defined benefit plans, net of taxes	(47)	(23)	(145)	—	—	(46)	—	(261)
Equity gain (loss) on Other comprehensive income in subsidiary and jointly-controlled entity, net of tax	—	—	—	—	—	(3)	—	(3)

	(47)	(23)	(145)	—	—	(49)	—	(264)
Items that may be reclassified to profit or loss
Equity gain on Other comprehensive income, in subsidiary and jointly-controlled entity, relating to fair value of financial asset available for sale, net of tax	(34)	—	—	—	—	(4)	—	(38)

	(34)	—	—	—	—	(4)	—	(38)

COMPREHENSIVE INCOME FOR THE YEAR	13	637	(226)	3	134	139	—	700

Controlling shareholders	13	637	(226)	3	133	139	—	699
Non-controlling shareholder	—	—	—	—	1	—	—	1

INFORMATION BY SEGMENT AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2016
	ELECTRICITY
	GENERATION	TRANSMISSION	DISTRIBUTION	TELECOMS	GAS	OTHER	ELIMINATIONS	TOTAL
SEGMENT ASSETS	14,414	4,267	18,166	338	2,737	2,389	(276)	42,035
ADDITIONS TO THE SEGMENT	916	—	1,602	163	56	—	—	2,737
ADDITIONS TO FINANCIAL ASSETS	2,217	54	—	—	—	—	—	2,271
INVESTMENTS IN SUBSIDIARIES AND JOINTLY-CONTROLLED ENTITIES	5,292	1,670	1,754	18	—	19	—	8,753
NET REVENUE	5,875	1,113	10,597	125	1,181	116	(234)	18,773
COST OF ELECTRICITY AND GAS	—	—	—	—	—	—	—	—
Electricity bought for resale	(3,071)	—	(5,260)	—	—	—	59	(8,272)
Charges for use of the national grid	(321)	—	(760)	—	—	—	134	(947)
Gas bought for resale	—	—	—	—	(877)	—	—	(877)

Operating costs, total	(3,392)	—	(6,020)	—	(877)	—	193	(10,096)
OPERATING COSTS AND EXPENSES	—	—	—	—	—	—	—	—
Personnel	(271)	(111)	(1,147)	(23)	(47)	(45)	—	(1,644)
Employees’ and managers’ profit sharing	(1)	—	(10)	(1)	—	4	—	(8)
Post-retirement obligations	(54)	(23)	(231)	—	—	(37)	—	(345)
Materials	(11)	(3)	(42)	—	(2)	—	—	(58)
Outsourced services	(129)	(30)	(674)	(23)	(16)	(32)	37	(867)
Depreciation and amortization	(202)	—	(525)	(38)	(54)	(16)	—	(835)
Operating provisions (reversals)	(88)	(10)	(544)	(4)	—	(67)	—	(713)
Construction costs	—	(54)	(1,102)	—	(37)	—	—	(1,193)
Other operating expenses, net	(57)	(13)	(395)	11	(8)	313	4	(145)

Total cost of operation	(813)	(244)	(4,670)	(78)	(164)	120	41	(5,808)
OPERATING COSTS AND EXPENSES	(4,205)	(244)	(10,690)	(78)	(1,041)	120	234	(15,904)
OPERATING INCOME BEFORE EQUITY GAINS (LOSSES) AND FINANCE INCOME (EXPENSES)	1,670	869	(93)	47	140	236	—	2,869
Equity in earnings of unconsolidated investees, net	(448)	362	(180)	(31)	—	(5)	—	(302)
Adjustment for loss of value in Investments	(763)	—	—	—	—	—	—	(763)
Finance income	190	7	743	4	15	82	—	1,041
Finance expenses	(1,320)	(4)	(1,078)	(9)	(49)	(18)	—	(2,478)

INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAXES	(671)	1,234	(608)	11	106	295	—	367
Income tax and the Social Contribution tax	(24)	5	103	(6)	(8)	(103)	—	(33)

NET INCOME (LOSS) FOR THE YEAR	(695)	1,239	(505)	5	98	192	—	334
OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss
Post retirement liabilities – restatement of obligations of the defined benefit plans, net of taxes	(92)	—	(380)	—	—	(43)	—	(515)
Equity gain (loss) on Other comprehensive income in jointly-controlled entities	—	—	—	—	—	4	—	4
Items that may be reclassified to profit or loss
Conversion adjustment of equity gain (loss) in other comprehensive income in subsidiary and jointly-controlled entity	—	—	—	—	—	(3)	—	(3)
Recycling of conversion adjustments to the Income statement arising from sale of Transchile	—	(39)	—	—	—	—	—	(39)

COMPREHENSIVE INCOME FOR THE YEAR	(787)	1,200	(885)	5	98	150	—	(219)
Total of comprehensive income for the year attributed to:

Controlling shareholders	(787)	1,200	(885)	5	98	150	—	(219)
Non-controlling shareholder	—	—	—	—	—	—	—	—

OPERATING SEGMENTS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015
ITEM	GENERATION	TRANSMISSION	DISTRIBUTION	TELECOM	GAS	OTHER (*)	ELIMINATIONS	TOTAL
SEGMENT ASSETS	13,382	4,880	17,738	317	2,530	2,986	(976)	40,857
ADDITIONS TO THE SEGMENT	577	—	1,044	42	62	1	—	1,726
ADDITIONS TO FINANCIAL ASSETS		146						146
INVESTMENTS IN ASSOCIATES AND JOINTLY-CONTROLLED ENTITIES	5,751	2,423	1,547	—	—	24	—	9,745
NET REVENUE	7,047	519	12,962	123	1,395	90	(268)	21,868
OPERATING COSTS
Electricity purchased for resale	(2,669)	—	(6,993)	—	—	—	120	(9,542)
Charges for the use of the national grid	(297)	—	(814)	—	—		112	(999)
Gas purchased for resale	—	—	—	—	(1,051)	—	—	(1,051)

	(2,966)	—	(7,807)	—	(1,051)		232	(11,592)
OTHER COSTS
Personnel	(224)	(113)	(1,000)	(15)	(43)	(40)	—	(1,435)
Employees’ and managers’ profit sharing	(24)	(12)	(95)	(2)	—	(4)	—	(137)
Post-retirement liabilities	(21)	(10)	(121)	—	—	(4)	—	(156)
Materials	(95)	(5)	(52)	—	(2)	—	—	(154)
Outsourced services	(143)	(37)	(697)	(25)	(15)	(13)	31	(899)
Depreciation and amortization	(273)	—	(444)	(49)	(54)	(15)	—	(835)
Operating provisions (reversals)	(109)	2	(209)	(1)	—	(1,084)	—	(1,401)
Construction costs	—	(146)	(1,044)	—	(62)	—	—	(1,252)
Other operating expenses. net	(62)	(16)	(283)	(20)	(9)	(42)	5	(426)

Total cost of operation	(951)	(337)	(3,945)	(112)	(185)	(1,202)	36	(6,695)
TOTAL COSTS AND EXPENSES	(3,917)	(337)	(11,752)	(112)	(1,236)	(1,202)	268	(18,287)
OPERATING INCOME BEFORE EQUITY GAINS (LOSSES) AND FINANCE INCOME (EXPENSES)	3,130	182	1,210	11	159	(1,112)		3,581
Equity in earnings of unconsolidated investees, net	17	410	(6)	(28)	—	—	—	393
Fair value results in Corporate Operation	729	—	—	—	—	—	—	729
Finance income	199	22	543	4	23	73		863
Finance expenses	(984)	(7)	(1,130)	(6)	(42)	(35)	—	(2,204)

Income before income tax and social contribution taxes	3,091	607	617	(19)	140	(1,074)	—	3,362

Income and social contribution taxes	(836)	(71)	(256)	(16)	(23)	309	—	(893)

NET INCOME (LOSS) FOR THE YEAR	2,255	536	361	(35)	117	(765)	—	2,469

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss
Post retirement liabilities – restatement of obligations of the defined benefit plans, net of taxes	(84)	—	(170)	—	—	(106)	—	(360)
Equity gain (loss) on Other comprehensive income in jointly-controlled entities	—	—	—	—	—	(1)	—	(1)
Items that may be reclassified to profit or loss
Equity gain (loss) on Other comprehensive income in jointly-controlled entities	14	—	—	—	—	40	—	54

COMPREHENSIVE INCOME FOR THE YEAR	2,171	536	194	(35)	117	(821)	—	2,162

Total of comprehensive income for the year attributed to:
Controlling shareholders	2,171	536	194	(35)	117	(821)	—	2,162
Non-controlling shareholder	—	—	—	—	—	—	—	—

(*)	The expense of R$ 1,084 recorded as operating provisions in the Others column refers substantially to expenses on the option to purchase investments held by the parent company and described in Note 15.

6.	CASH AND CASH EQUIVALENTS

	2017	2016
Bank accounts	113	101
Cash equivalents
Bank certificates of deposit (CDBs) (1)	686	524
Overnight (2)	227	370
Others	4	—

	917	894

	1,030	995

(1)	Bank Certificates of Deposit (Certificados de Depósito Bancário, or CBDs), accrued intetest at 50% to 106%, of the CDI Rate (Interbank Rate for Interbank Certificates of Deposit or Certificados de Depósito Inter-bancário – CDIs) published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip) in 2017 (75% to 106% in 2016). For these CDBs, the Company has repo transactions which state, on their trading notes, the bank’s commitment to repurchase the security, on demand, on the maturity date of the transaction, or earlier, at the the Company’s option.
(2)	Overnight transactions are repos available for redemption on the following day. They are usually backed by Treasury Bills, Notes or Bonds and referenced to a pre-fixed rate of 6.89%, in 2017 (13.64% in 2016). Their purpose is to settle the Company’s short-term obligations, or to be used in the acquisition of other assets with better return to replenish the portfolio.

7.	SECURITIES

	2017	2016
Investments
Current
Bank certificates of deposit (CDBs) (1)	3	46
Financial Notes (LFs) – Banks (2)	303	728
Treasury Financial Notes (LFTs) (3)	740	193
Debentures (4)	11	45
Others	1	2

	1,058	1,014
Non-current
Financial Notes – Banks	—	14
Debentures	30	17

	30	31

	1,088	1,045

(1)	Investments in CBDs accrue interest at CDI rate, which was 100.25% to 105.25% in 2017 (98.5% to 111% in 2016).
(2)	Bank Financial Notes (Letras Financeiras, or LFs) are fixed-rate fixed-income securities, issued by banks and that accrue interest a percentage of the CDI. The LFs accreud interest of 102.01% to 112% of the CDI ratefor the year ended December 31, 2017 (104.25% to 112.7% for the year ended December 31, 2016).
(3)	Treasury Financial Notes (LFTs) are fixed-rate securities, their yield follows the daily changes in the Selic rate between the date of purchase and the date of maturity.
(4)	Debentures are medium- and long-term debt securities, which give their holders a right of credit against the issuing company. The debentures have remuneration varying from 104.25% to 161.54% of the CDI rate in 2017 (104.25% to 113% in 2016).

Note 30 provides further information on these securities. Investments in securities of related parties are shown in Note 29.

8.	CUSTOMERS, TRADERS AND POWER TRANSPORT CONCESSION HOLDERS

	Balances not yet due	Up to 90 days past due	More than 90 days past due	2017	2016
Billed supply	1,309	698	680	2,687	2,568
Unbilled supply	994	—	—	994	920
Other concession holders – wholesale supply	9	21	(4)	26	80
Other concession holders – wholesale supply, unbilled	283	—	—	283	343
CCEE (Wholesale Trading Exchange)	255	119	8	382	1
Concession Holders – power transport	75	5	79	159	124
Concession Holders – power transport, unbilled	177	—	—	177	195
(–) Provision for doubtful receivables	—	—	(568)	(568)	(660)

	3,102	843	195	4,140	3,571

Current assets				3,885	3,425
Non-current assets				255	146

Note 30 presents the Company’s exposure to credit risk related to Customers and traders.

The allowance for doubtful accounts is considered to be sufficient to cover any potential losses in the realization of accounts receivable, and the breakdown by type of customers as follows:

	2017	2016
Residential	160	245
Industrial	178	133
Commercial, services and others	117	152
Rural	17	24
Public authorities	12	10
Public lighting	5	5
Public services	10	15
Charges for use of the network (TUSD)	68	68
Others	1	8

	568	660

Changes in the allowance for doubtful accounts in 2017, 2016 and 2015 are as follows:

Balance at December 31, 2014	650

Additions, net	175

Written off	(200)

Balance at December 31, 2015	625

Additions, net	382
Written off	(347)

Balance at December 31, 2016	660

Additions, net	248
Written off	(340)

Balance at December 31, 2017	568

Advances from clients

Cemig GT receives advance payments for the sale of energy from certain customers. Advance payments related to services not yet provide are as follows:

Balance at December 31, 2016	181

Addition	325
Supply completed	(318)
Monetary adjustment	45

Balance at December 31, 2017	233

Advance payments are adjusted until the actual delivery of the power supply under the following terms:

2017				2017	2016
Counterparty	Specified period for billing	Index for adjusting prepaid amounts	GWh deliverable
BTG Pactual	Jan. 2018	1.57% p.m.	137	18	181
BTG Pactual	Jan. 2018	1.2% p.m.	172	26	—
Deal Comercializadora	Jan. 2018	1.2% p.m.	5	1	—
White Martins Gases Industriais Ltda.	Feb. 2018 to Mar. 2019	124% of CDI	334	146	—
White Martins Gases Industriais Ltda. (1)	Feb. 2018 to Jul. 2019	124% of CDI	—	42	—

				233	181

(1)	Contracts signed with Cemig D, relating to the billing of Contract for Use of the Distribution System (CUSD), containing the components: transportation and other charges.

Revenue from advanced sales of power supply is recognized in the Statement of income only when the supply actually take place.

9.	RECOVERABLE TAXES

	2017	2016
Current
ICMS (VAT)	71	155
PIS and Pasep	12	12
Cofins	56	58
Others	35	11

	174	236
Non-current
ICMS (VAT)	225	171
PIS and Pasep	1	1
Cofins	3	5
Others	2	1

	231	178

	405	414

The ICMS (VAT) credits that are reported in non-current assets arise from acquisitions of property, plant and equipment, and intangible assets, and can be offset against taxes payable in the next 48 months.

Credits of PIS, Pasep and Cofins generated by the acquisition of machinery and equipment can be offset immediately, in accordance with Law 11,774/08. The transfer to non-current was made in accordance with management’s best estimate of the amounts which will likely be realized after December 2018.

10.	INCOME AND SOCIAL CONTRIBUTION TAXES

a)	Income and Social Contribution taxes recoverable

The balances of income tax and Social Contribution tax refer to tax credits in the corporate income tax returns of previous years and to advance payments which will be offset against federal taxes eventually payable.

	2017	2016
Current
Income tax	224	436
Social contribution tax	116	154

	340	590
Non-current
Income tax	7	98
Social contribution tax	14	14

	21	112

	361	702

b)	Deferred income tax and Social Contribution tax

The Company has tax credits for income tax and the Social Contribution tax, arising from balances of tax losses, negative base for the Social Contribution tax, and temporary differences, at the rates of 25% (for Income tax) and 9% (for the Social Contribution tax), as follows:

	2017	2016
Deferred tax assets
Tax loss carryforwards	524	290
Provisions	1,093	1,027
Post-retirement obligations	1,179	1,175
Estimated provision for doubtful receivables	207	229
Taxes with suspended liability	14	202
Paid concession	8	8
Adjustment to fair value: Swap/loss	13	—
Others	14	22

Total	3,052	2,953

Deferred tax liabilities
Funding cost	(31)	(45)
Deemed cost	(276)	(268)
Cost of acquisition of equity interests	(464)	(481)
Borrowing costs capitalized	(166)	(149)
Taxes on revenues not redeemed – Presumed Profit accounting method	(1)	(2)
Transmission assets: Indemnity gain	(937)	(517)
Adjustment to expectation of cash flow from the indemnifiable Financial assets of the distribution concession	—	(271)
Others	(41)	(5)

Total	(1,916)	(1,738)

Total, net	1,136	1,215

Total assets	1,871	1,797
Total liabilities	(735)	(582)

The changes in deferred income and Social Contribution taxes were as follows:

Balance at December 31, 2014	635

Effects allocated to Statement of income	(12)
Effects allocated to Statement of comprehensive income	191
Realized	(5)

Balance at December 31, 2015	809

Effects allocated to Statement of income	141
Effects allocated to Statement of comprehensive income	265

Balance at December 31, 2016	1,215

Effects allocated to Statement of income	(198)
Effects allocated to Statement of comprehensive income	133
Variations in deferred tax assets and liabilities	(14)

Balance at December 31, 2017	1,136

On March 28, 2018, the Board of Directors meeting approved the analysis prepared by the Finance Department, on the forecast on the Company’s future taxable profits. This study was also submitted to examination by the Fiscal Council on March 28, 2018.

Under the current Brazilian tax legislation deductible temporary differences and accumulated tax losses do not expire. Deferred tax assets have been recognized in relation to these items, because it is probable that the future taxable profits will be available for the Company to realized these assets. The use of tax losses and negative tax-balance carryforwards is limited to 30% of taxable income for the year.

The Company estimated that the balance of deferred tax asset on December 31, 2017 will be realized, as follows:

2018	421
2019	477
2020	476
2021	452
2022	465
2023–2025	493
2026–2027	268

3,052

c)	Reconciliation of income tax and Social Contribution tax effective rate

This table reconciles the statutory income tax (rate 25%) and social contribution tax (rate 9%) with the current income tax expense in the Statement of income:

	2017	2016	2015
Profit before income and Social Contribution taxes	1,646	367	3,362
Income tax and Social Contribution tax – nominal expense	(560)	(125)	(1,143)
Tax effects applicable to:
Gain (loss) in subsidiaries by equity method (net of effects of Interest on Equity)	(129)	(132)	105
Interest on Equity	—	129	68
Gain on formation of Aliança Geração	—	—	87
Gain on dilution of an equity interest	8	—	—
Deduction – Intangible assets of concession amortized – capital gain –Taesa	—	20	—
Non-deductible contributions and donations	(6)	(4)	(7)
Tax incentives	11	3	43
Tax credits not recognized	—	5	(1)
Difference between Presumed Profit and Real Profit	81	126	25
Non-deductible penalties	(14)	(16)	(10)
Excess reactive power and demand	(2)	(12)	(11)
Write-down of part of estimated losses for doubtful debtors	—	(22)	(32)
Others	(33)	(5)	(17)

Income tax and Social Contribution – effective gain (expense)	(644)	(33)	(893)

Current tax	(446)	(174)	(881)
Deferred tax	(198)	141	(12)

	(644)	(33)	(893)
Effective rate	39.13%	8.99%	26.56%

11.	RESTRICTED CASH

As of December 31, 2017, the balance of Restricted cash amounting to R$ 106, refers mainly amounts deposited with a financial institution, in accordance with the Shareholders’ agreement of the jointly controlled Rio Minas Energia Participações—RME, as a guarantee for the settlement of the options to sell an interest in RME.

12.	ACCOUNTS RECEIVABLE FROM THE STATE OF MINAS GERAIS

As disclosed in Note 24, during 2017 the Company’s management held negotiations with the government of the State of Minas Gerais, and obtained the approvals requested by its governance bodies to sign a Debt Recognition Agreement with Minas Gerais State, through its Tax Office. In the agreement, signed on October 25, 2017, the State committed to reimburse to the Company the total amount deposited, after adjusting it for inflation using the IGP-M index, related to the dispute on the criteria to be used to adjust the amounts passed through by the State government as an advance for future capital contributions in the previous year.

The parties agreed that the Minas Gerais State will reimburse the Company R$ 281, of which R$ 239 relate to the historical amounts deposited, and R$ 42 relate to the monetary adjustment through December 31, 2017, which will be paid in 12 consecutive monthly installments, each adjusted by the IGP–M inflation index through the settlement date, starting on November 10, 2017. Further, the agreement states that, in the event of arrears or default by the State in the payment of the agreed consecutive monthly installments, Cemig is authorized to retain dividends or Interest on Equity distributable to the State in proportion to the State’s equity interest, for as long as the arrears and/or default continues. Through December 31, 2017, a total of R$ 46 had been received, and a remaining balance of R$ 235 is still outstanding.

13.	ESCROW DEPOSITS

These deposits are mainly related to legal proceeding relating to labor and tax contingencies.

Escrow deposits mainly relate to tax disputes, mainly on the calculation of Pasep and Cofins taxes – for which the Company believes the amounts of ICMS (VAT) should be exclude from the taxable amount on which the Pasep and Cofins taxes are charged.

	2017	2016
Labor claims	304	259
Tax contingencies
Income tax on Interest on Equity	27	24
Pasep and Cofins taxes (1)	1,337	746
ICMS (VAT) credits on PP&E		37
Donations and legacy tax (ITCD)	49	46
Urban property tax (IPTU)	80	80
Finsocial tax	37	37
Income and Social Contr. Tax on indemnity for employees’ ‘Anuênio’ benefit	267	255
Others	117	60

	1,914	1,285

Others
Monetary updating on AFAC – Minas Gerais state government (3)	—	239
Regulatory	60	60
Third party	16	13
Customer relations	6	6
Court embargo	14	8
Others	22	17

	118	343

	2,336	1,887

(1)	The escrow deposits relating to Pasep and Cofins taxes refer to the case challenging the constitutionality of inclusion of the ICMS (VAT), which has been charged, within the amount on which the Pasep and Cofins taxes are calculated. See more details in Note 20.
(2)	See more details in Note 24 – Provisions under the section relating to the ‘Anuênio’.
(3)	Administrative deposit in the case seeking suspension of enforceability of the credit charged by the Minas Gerais State Government for a difference in the monetary updating on the Advance for Future Capital Increase (Adiantamento para Futuro Aumento de Capital, or AFAC). For more details please see Notes 12 and 24.

14.	REIMBURSEMENT OF TARIFF SUBSIDIES

Subsidies on tariffs charged to users of distribution services are reimbursed to distributors through the funds from the Energy Development Account (CDE).

In 2017, the amount recognized as subsidies revenues was R$ 842 (R$ 792 in 2016 and R$ 801 in 2015). Of such amounts, the Company recorded a receivable of R$ 73, as of December 31, 2017(R$ 64 in 2016) in current assets.

15.	CONCESSION FINANCIAL ASSETS AND LIABILITIES

	2017	2016
Financial assets (1)
Distribution concessions	371	215
Transmission concessions (1.2)	547	482
Receivable for residual value – Transmission (1.1)	1,928	1,805
Receivable for residual value – Generation (1.3)	1,901	547
Concession grant fee – Generation concessions (1.4)	2,337	2,254

	7,084	5,303
CVA (Portion A Compensation) Account and Other Financial Components in tariff adjustments (2)	369	398

Total	7,453	5,701

Current assets	848	730
Non-current assets	6,605	4,971

	2017	2016
CVA (Portion A Compensation) Account and Other Financial Components in tariff adjustments (2)	415	805
Current liabilities	415	482
Non-current liabilities	—	323

The changes in concession financial assets are as follows:

	Transmission	Generation	Distribution	Total
Balances at December 31. 2014	1,272	—	5,944	7,216
Additions	146	—	—	146
Disposals	(6)	—	(31)	(37)
Transfer from Financial assets to Intangible assets on renewal of concessions	—	—	(7,162)	(7,162)
Transfers	(2)	—	808	806
Generation residual value receivable	—	546	—	546
Amounts received	(10)	—	—	(10)
Adjustment to expectation of cash flow from the residual value of infrastructure assets of the distribution concession	—	—	578	578
Updating of residual value of assets	101	—	—	101
Balances at December 31, 2015	1,501	546	137	2,184

Additions	54	1	—	55
Addition – Grant Fee – Plants	—	2,216	—	2,216
Disposals	(3)	—	—	(3)
Amounts received	(16)	(315)	—	(331)
Transfers between PP&E, Financial assets and Intangible Assets	—	—	71	71
Updating of the Concession Grant Fee	—	352	—	352
Adjustment of expectation of cash flow from the Concession financial assets	—	—	8	8
Monetary updating	751	—	—	751

Balances at December 31, 2016	2,287	2,800	216	5,303

Additions	25	—	—	25
Transfers of indemnity – plants not renewed		1,082	—	1,082
Amounts received	(264)	(232)	—	(496)
Transfers between PP&E, Financial assets and Intangible assets	2	—	146	148
Monetary updating	224	317	—	541
Adjustment of expectation of cash flow from the Concession financial assets	54	—	9	63
Disposals	(2)	—	—	(2)
Adjustment of BRR of Transmission Assets (Note 26)	149	—	—	149
Adjustment on indemnities of plants not renewed (Ministerial Order 291) – including financial updating	—	271	—	271

Balances at December 31, 2017	2,475	4,238	371	7,084

1)	Financial assets related to infrastructure

The energy distribution and transmission concession contracts and the gas distribution contracts are within the scope of IFRIC 12. The financial assets under these contracts refer to the investment made in infrastructure that will be returned to the grantor at the end of the concession contract and for which the Company has a contractual right to receive cash form the grantor during the concession contract as well as at the end of the concession contract for an amount corresponding to the residual value of the infrastructure assets.

1.1)	Transmission – Residual value receivable

Cemig’s transmission concession contracts are within the scope of IFRIC 12. The financial assets under these contracts refer to the investment made in infrastructure that will be returned to the grantor at the end of the concession contract and for which the Company is entitled to receive an amount corresponding to the residual value of the infrastructure assets at the end of the concession contract.

Aneel Normative Resolution 589, of December 10, 2013, set the criteria for calculation of the New Replacement Value (Valor Novo de Reposição, or VNR) of the transmission facilities, to be paid to the Company at the end of the concession contract.

On April 22, 2016 the Mining and Energy Ministry (Ministério de Minas e Energia, or MME) published its Ministerial Order 120, setting the deadline and method of payment for the remaining amount corresponding to the residual value of the assets. The Ministerial Order determined that the amounts homologated by the regulator should become part of the Regulatory Remuneration Asset Base (Base de Remuneração Regulatória, or BRR) and that the cost of capital should be added to the related Permitted Annual Revenues (‘RAP’).

On August 16, 2016, the regulator, through its Dispatch 2,181, homologated the amount of R$ 892, in Reais as of November 2012, for the portion of the residual value of assets to be paid to the Company. Such amount was recorded as a financial asset, with specific maturity and interest rate, which as of December 31, 2017, amounted to R$ 1,928, corresponding to the following:

•	Portions of remuneration and depreciation not paid since the extensions of concessions

An amount of R$ 993, corresponding to the portions of remuneration and depreciation not paid since the extensions of the concessions, through the tariff adjustment in 2017, which will be inflation adjusted using the IPCA (Expanded National Customer Price) index, and remunerated at the weighted average cost of capital of the transmission industry as defined by the regulator for the periodic tariff review, to be paid over a period of eight years, in the form of reimbursement through the RAP (for more details see Note 26(g)).

•	Residual Value of transmission assets – injunction awarded to industrial customers

On April 10, 2017, an preliminary injunction was granted to the Brazilian Large Free Customers’ Association (Associação Brasileira de Grandes Consumidores Livres), the Brazilian Auto Glass Industry Technical Association (Associação Técnica Brasileira das Indústrias Automáticas de Vidro) and the Brazilian Ferro-alloys and Silicon Metal Producers’ Association (Associação Brasileira dos Produtores de Ferroligas e de Silicio Metálico) in their legal action against the regulator and the federal government requesting suspension of the effects on their tariffs of payment of the residual value of transmission assets payable to agents of the electricity sector who accepted the terms of Law 12,783/2013.

The preliminary injunction was partial, with effects related to suspension of the inclusion in the customer tariffs paid by these associations of the portion of the indemnity corresponding to the remuneration at cost of capital included since the date of extension of the concessions – amounting to R$ 316 at December 31, 2017.

In compliance with the court decision, the regulator, in its Technical Note 183/201-SGT of June 22, 2017, presented a new calculation, excluding the amounts that refer to the cost of own capital. Cemig believes that this is a provisional decision, and that its right to receive the amount referring to the assets of the basic national grid system (Rede Básica Sistema Elétrico, or RBSE) is guaranteed by law, so that no adjustment to the amount recorded at December 31, 2017 is necessary.

•	Adjustment of the BRR of Transmission Assets – Aneel Technical Note 183/2017

In the tariff review processes of Cemig GT, ratified on June 23, 2009 (with effects since July 1, 2005) and on June 8, 2010 (with effects since July 1, 2009), the addition of certain conducting cables was not included in the tariff calculation. Therefore, Cemig GT requested the inclusion of these assets in the Remuneration Assets Base calculation and, consequently, the retroactive calculation of the amounts not included in prior tariff reviews.

The regulator ruled in favor of the Cemig GT’s request, and calculated the differences between the amounts of revenue ratified in the above-mentioned tariff reviews and the new values calculated with the inclusion of the said conducting cables in the Remuneration Assets Base for the period from July 2005 to December 2012. Such calculation resulted in the amount of R$ 149 as of June 2017, to be received by Cemig GT in 12 months, via RAP. At December 31, 2017, the outstanding amount receivable was R$ 75.

•	Remaining balance to be received through RAP

The remaining balance, of R$ 544, was incorporated into the regulatory remuneration base of assets, and is being recovered via RAP.

Cemig GT expects to receive in full the receivables in relation to the residual value of the transmission assets, whose changes are as follows:

Regulatory Remuneration Base (BRR) – Dispatch 2,181 2016	1,177
Amounts received	(285)

Net residual value of the assets to be received	892
Updating per MME Order 120/16 – IPCA index / Cost of own capital – Jan. 2013 to Dec. 2016	913

Balance at December 31, 2016	1,805
Adjustment of the BRR of Transmission Assets – Aneel Technical Note 183/2017	149
Updating per MME Order 120/16 – IPCA index / Cost of own capital – Jan. 2017 to June 2017	121
Monetary adjustment	103
Amounts received	(250)

Total at December 31, 2017	1,928

1.2)	Transmission – Assets remunerated by tariff

For new assets related to improvements and upgrades of facilities constructed by transmission concession holders, the regulator calculates an additional portion of Permitted Annual Revenue (RAP) in accordance with a methodology specified in the Proret – Tariff Regulation Procedures.

Under the Proret, the revenue established in the Resolutions is payable to the transmission concessionaires as from the date of start of commercial operation of the facilities. In the periods between tariff reviews, the revenues associated with the improvements and upgrades of facilities are provisional. They are then ultimately determined in the review immediately subsequent to the start of commercial operation of the facilities; this review then has effect starting the date when commercial operations begin. At December 31, 2017, the receivable amounts to R$ 548.

1.3)	Generation – Residual value financial asset

Plants operated under the ‘Quotas’ regime as from January 1, 2016

Starting August 2013, various concession contracts under the Concession Contract 007/1997 started expiring. Upon expiration of the concession contract, Cemig GT has a right to receive an amount corresponding to the residual value of the infrastructure asses, as specified in such concession contract. The financial asset balance corresponding to such amounts, amounted to R$ 816 at December 31, 2017 (R$ 547 on December 31, 2016).

Generation plant	Concession expiration date	Installed capacity (MW)	Net balance of assets based on historical cost	Net balance of assets based on fair value (replacement cost)
Lot D:
Três Marias Hydroelectric Plant	July 2015	396	71	413
Salto Grande Hydroelectric Plant	July 2015	102	11	39
Itutinga Hydroelectric Plant	July 2015	52	4	7
Camargos Hydroelectric Plant	July 2015	46	8	23
Piau Small Hydroelectric Plant	July 2015	18.01	2	9
Gafanhoto Small Hydroelectric Plant	July 2015	14	1	10
Peti Small Hydroelectric Plant	July 2015	9.4	1	8
Dona Rita Small Hydroelectric Plant	Sep. 2013	2.41	1	1
Tronqueiras Small Hydroelectric Plant	July 2015	8.5	2	12
Joasal Small Hydroelectric Plant	July 2015	8.4	1	8
Martins Small Hydroelectric Plant	July 2015	7.7	2	4
Cajuru Small Hydroelectric Plant	July 2015	7.2	4	4
Paciência Small Hydroelectric Plant	July 2015	4.08	1	4
Marmelos Small Hydroelectric Plant	July 2015	4	1	4
Others:
Volta Grande Hydroelectric Plant	Feb. 2017	380	26	70
Miranda Hydroelectric Plant	Dec. 2016	408	26	23
Jaguara Hydroelectric Plant	Aug. 2013	424	40	174
São Simão Hydroelectric Plant	Jan. 2015	1,710	2	3

		3,601.70	204	816

As stated in Aneel Normative Resolution 615/2014, the valuation reports that support the amounts to be received by the Company in relation to the residual value of the plants, previously operated by Cemig GT, that were included in Lot D and for the Volta Grande plant have submitted to the regulator. The Company do not expect any losses in the realization of these amounts.

On December 31, 2017, investments made after the Jaguara, São Simão and Miranda plants came into operation, in the amounts of R$ 174, R$ 3 and R$ 23 respectively, are classified as concession financial assets, and the determination of the final amounts to be paid to the Company are in a process of discussion with the regulator. Management does not expect any losses in realization of these amounts.

Miranda and São Simão plants

In accordance with the Mining and Energy Ministry Order 291, of August 3, 2017, the amounts of the basic project of the plants were transferred to the account residual value financial assets and monetary adjusted, as shown below:

Plant	Concession termination date	Residual value of assets on 2017 based on historical cost	Residual value of assets on 2017 based on fair value (replacement cost)	Residual value of assets of basic project, based on replacement cost at December 31, 2017 (A)	Adjustment (1) (B)	Amounts based on MME Order 291 (A)+(B)	Monetary adjustment (C)	Residual value of assets of basic project, at 2017 (A)+(B)+(C)
Miranda	Dec. 2016	751	632	610	174	784	25	809
São Simão	Jan. 2015	63	206	203	41	244	31	275

		814	838	813	215	1,028	56	1,084

(1)	Adjustment of the residual value of the São Simão and Miranda plant, as per MME Order 291/17, which together with monetary adjustment of R$ 56 corresponds to a total adjustment of R$ 271.

Further details are in Note 4.

1.3)	Concession grant fee – Generation concessions

In June 2016, the Concession Contracts 08 to 16/2016, relating to 18 hydroelectric plants of Lot D of Aneel Auction 12/2015, won by Cemig GT, were transferred to the related specific-purpose entities (SPEs), wholly-owned subsidiaries of Cemig GT, as follows:

SPE	Plants	2016	Monetary updating	Amounts received	2017
Cemig Geração Três Marias S.A.	Três Marias	1,283	172	(125)	1,330
Cemig Geração Salto Grande S.A.	Salto Grande	403	54	(40)	417
Cemig Geração Itutinga S.A.	Itutinga	150	23	(17)	156
Cemig Geração Camargos S.A.	Camargos	112	17	(13)	116
Cemig Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência, Piau	147	23	(18)	152
Cemig Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade, Tronqueiras	99	17	(13)	103
Cemig Geração Oeste S.A.	Cajurú, Gafanhoto, Martins	60	11	(8)	63

Total		2,254	317	(234)	2,337

SPE	Plants	Balances transferred on May 31, 2016	Monetary updating	Amounts received	2016
Cemig Geração Três Marias S.A.	Três Marias	1,260	192	(169)	1,283
Cemig Geração Salto Grande S.A.	Salto Grande	396	60	(53)	403
Cemig Geração Itutinga S.A.	Itutinga	148	25	(23)	150
Cemig Geração Camargos S.A.	Camargos	110	18	(16)	112
Cemig Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência, Piau	145	26	(24)	147
Cemig Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade. Tronqueiras	98	19	(18)	99
Cemig Geração Oeste S.A.	Cajurú, Gafanhoto, Martins	59	12	(11)	60

Total		2,216	352	(314)	2,254

Cemig GT’s paid a concession fee for a 30-year concession contract related to 18 hydroelectric plants for an amount of R$ 2,216. Of this fee, 65% was paid on January 4, 2016, and the remaining 35% (initially R$ 776) was paid on July 1, 2016 (updated by the Selic rate to a total payment of R$ 828). The amount of the concession fee was recognized as a financial asset, as Cemig GT has an unconditional right to receive the amount paid, updated by the IPCA Index and remuneratory interest, during the period of the concession.

In 2016, all of the output of the plants was sold in the Regulated Market (ACR) under the Physical Guarantee Quotas system. Starting in 2017, 70% of the energy produced by these plants was sold in the Regulated Market and 30% in the Free Market (ACL).

2)	Account for compensation of variation of portion A items (CVA) and Other financial components

The Amendment that extended the period of the concession of Cemig D guarantees that, in the event of termination of the concession contract, for any reason, the remaining balances (assets and liabilities) of any shortfall in payment or reimbursement through the tariff must also be included payable to Cemig D by the grantor. The balances on (i) the CVA (Compensation for Variation of Portion A items) Account, (ii) the account for Neutrality of Sector Charges, and (iii) Other financial components in the tariff calculation, refer to the positive and negative differences between the estimate of the Company’s non-manageable costs and the payments actually made.

The variations are subject to monetary adjustment using the Selic rate and considered in the subsequent tariff adjustments.

The balances of these financial assets and liabilities are shown below. It should be noted that in the balance sheet amounts are presented net, in assets or liabilities, in accordance with the tariff adjustments approved or to be approved:

	2017			2016
Balance sheet	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total
Assets	382	2,331	2,713	1,444	925	2,369
Current assets	382	1,379	1,761	1,444	547	1,991
Non-current assets	—	952	952	—	378	378
Liabilities	(797)	(1,962)	(2,759)	(1,046)	(1,730)	(2,776)
Current liabilities	(797)	(1,221)	(2,018)	(1,046)	(1,029)	(2,075)
Non-current liabilities	—	(741)	(741)	—	(701)	(701)

Total current, net	(415)	158	(257)	398	(482)	(84)

Total non-current, net	—	211	211	—	(323)	(323)

Total, net	(415)	369	(46)	398	(805)	(407)

	2017			2016
Financial components	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total
Items of ‘Portion A’
Energy Development Account (CDE) quota	(154)	(90)	(244)	203	(245)	(42)
Tariff for use of transmission facilities of grid participants	9	24	33	2	8	10
Tariff for transport of Itaipu supply	2	2	4	6	4	10
Alternative power source program (Proinfa)	(5)	1	(4)	13	4	17
ESS/EER System Service/Energy Charges (1)	(40)	(587)	(627)	(55)	(189)	(244)
Electricity bought for resale (2)	(91)	1,327	1,236	423	(79)	344
Other financial components
Overcontracting of supply	8	(211)	(203)	(104)	(56)	(160)
Neutrality of Portion A	(30)	73	43	77	(76)	1
Other financial items	(112)		(112)	(167)	(162)	(329)
Tariff Flag balances (3)		(134)	(134)		(14)	(14)
Excess demand and reactive power (4)	(2)	(36)	(38)

TOTAL	(415)	369	(46)	398	(805)	(407)

(1)	Due to the great increase in the costs of hydrology risk, as from July 2017, the regulator amended the rules for pass-through of the excess on the Energy Reserve Account (Conta de Energia de Reserva, or Coner), to relieve the cash pressure of the distributors. Cemig D received approximately R$ 254 from Coner, not included in the tariff coverage, directly impacting the CVA amount of the ESS/EER to be returned to the customer.
(2)	Due to unfavorable hydrology condition since July 2017, there has been less hydroelectric generation and as a result more dispatching of thermal plants, increasing the spot price (PLD), and affecting the level of reduction of the physical power offtake guarantee of the hydroelectric plants. For the distributors, this results in higher costs of CCEAR (Regulated Market) contracts with thermal plants, and higher hydrology risk costs for the Itaipu plants, for those that trade power supply under Physical Guarantee Quotas, and for those that sold CCEARs and renegotiated the hydrology risk. In view of these factors, the difference from the cost taken into account in setting the tariff is greater, resulting in an increase in the deferred asset related to purchase of power supply on December 31, 2017.
(3)	Billing arising from the ‘Flag’ Tariff System not yet homologated by Aneel.
(4)	Under Proret 2.1A, from this point onward amounts of excess of demand and excess of reactive power were appropriated to sector financial liabilities, and will be amortized only at the time of homologation of the 5th periodic tariff review cycle.

Changes in balances of financial assets and liabilities:

Balance on December 31, 2014	1,107
Additions	2,285
Amortization	(581)
Receipt of funds from the ACR Account and from the Centralizing Account for Funds from the Tariff Flag System—CCRBT	(1,529)
Updating – Selic rate	68

Balance on December 31, 2015	1,350
Net constitution of financial liabilities	(858)
Amortization	(597)
Payments from the Flag Tariff Centralizing Account	(341)
Transfer (1)	(165)
Updating – Selic rate (2)	204

Balance at December 31, 2016	(407)
Additions	811
Amortization	177
Payments from the Flag Tariff Centralizing Account	(586)
Updating – Selic rate	(41)

Balance on December 31, 2017	(46)

(1)	The financial component constituted to be passed through to the tariff at the next tariff adjustment, arising from court decisions (injunctions/provisional remedy) in court actions challenging part of the amount of the CDE (Energy Development Account) charge, was reclassified to Credits owed by Eletrobras, and will be amortized with counterpart in deductions from the monthly CDE charges to be paid to Eletrobras, as per a Dispatch issued by Aneel in 2016.
(2)	Include a complementary amount relating to homologation of the CVA by Aneel which took place in May 2016.

Payments from the Flag Tariff Centralizing Account

The ‘Flag Account’ (Conta Centralizadora de Recursos de Bandeiras Tarifárias – CCRBT or ‘Conta Bandeira’) manages the funds that are collected from captive customers of distribution concession and permission holders operating in the national grid, and are paid, on behalf of the CDE, directly to the Flag Account. The resulting funds are passed through by the Wholesale Trading Chamber (CCEE) to distribution agents, based on the difference between the realized amounts of costs of thermal generation and the exposure to short term market prices, and the amount covered by the tariff in force.

Pass-throughs of funds from the Flag Account in 2017 totaled R$ 586 (R$ 341 in 2016 and R$ 1,124 in 2015) and were recognized as a partial realization of the CVA receivable previously constituted.

The amount referred to above includes the receipt of the ‘Flag’ tariff amounts for December 2016, totaling R$ 3, which was posted in sector Financial liabilities only in January 2017 when approved by the regulator. The remaining balance of R$ 583 refers to the period January through November 2017.

16.	INVESTMENTS

This table provides a summary of the financial information of affiliated companies and jointly-controlled entities. The information below reflects the percentage of the Company’s equity interest in each company.

	Control	2017	2016
Hidrelétrica Cachoeirão	Jointly-controlled	58	50
Guanhães Energia	Jointly-controlled	25	—
Hidrelétrica Pipoca	Jointly-controlled	26	32
Retiro Baixo	Jointly-controlled	158	162
Aliança Norte (Belo Monte plant)	Jointly-controlled	577	527
Madeira Energia (Santo Antônio plant) (2)	Affiliated	535	644
FIP Melbourne (Santo Antônio plant) (2)	Affiliated	582	677
Lightger	Jointly-controlled	41	42
Baguari Energia	Jointly-controlled	148	162
Renova	Jointly-controlled	282	689
Aliança Geração	Jointly-controlled	1,242	1,319
Central Eólica Praias de Parajuru	Jointly-controlled	60	63
Central Eólica Volta do Rio	Jointly-controlled	68	81
Central Eólica Praias de Morgado	Jointly-controlled	51	60
Amazônia Energia (Belo Monte Plant)	Jointly-controlled	867	781
Usina Hidrelétrica Itaocara S.A.	Jointly-controlled	4	3
Light	Jointly-controlled	1,534	1,070
Taesa	Jointly-controlled	1,101	1,583
Ativas Data Center (2)	Affiliated	17	18
LEPSA (1)	Subsidiary	—	344
RME	Jointly-controlled	383	339
Companhia Transleste de Transmissão	Jointly-controlled	—	22
Companhia Transudeste de Transmissão	Jointly-controlled	—	21
Companhia Transirapé de Transmissão	Jointly-controlled	—	24
Companhia de Transmissão Centroeste de Minas	Jointly-controlled	21	21
Axxiom Soluções Tecnológicas	Jointly-controlled	12	19

Total of investments		7,792	8,753
Guanhães – Uncovered liabilities of jointly-controlled entity	Jointly-controlled	—	(59)

Total		7,792	8,694

(1)	On November 2017, the Company acquired all the shares of Lepsa, and therefore as from that date now consolidates that company in its financial statements. Lepsa’s sole asset is comprised of an investment in common and preferred shares in Light. Hence the Company no longer presents the investment that it previously held in Lepsa in its consolidated financial statements, presenting only the interest in Light.
(2)	The Company’s investees that are not consolidated are jointly-controlled entities, with the exception of the interest in the Santo Antônio power plant, and Ativas Data Center, which are affiliated companies in which the interests held (by Cemig GT and Cemig Telecom, respectively) exercise significant influence. It was as from the fourth quarter of 2016 that Ativas Data Center became an investee in which Cemig has significant influence.

a)	Right to exploitation of the regulated activity

In the process of allocation of the acquisition price of the jointly-controlled subsidiaries, a valuation was made of the intangible assets relating to the right to operate the regulated activity. This asset is presented together with the acquisition cost of the investments in the previous table. These assets will be amortized over the remaining period of the concessions on the straight-line basis.

	2014	Amortization	2015	Addition	Amortization	Written off	2016	Amortization	Written off	2017
Taesa	433	(18)	415	—	(18)	(109)	288	(13)	(86)	189
Light	253	(22)	231	—	(22)	—	209	(23)	—	186
Gasmig	220	(5)	215	—	(8)	—	207	(7)	—	200
Lepsa	—	—	—	50	(1)	—	49	(6)	(43)	—
RME	—	—	—	49	(1)	—	48	(5)	—	43

Total	906	(45)	861	99	(50)	(109)	801	(54)	(129)	618

b)	The movement of Investments in the jointly-controlled entities in 2017, 2016 and 2015, is as follows:

	2016	Gain (loss) by equity method (Income statement)	Gain (loss) by equity method (Other comprehensive income)	Dividends	Injections / acquisitions	Sales	Others	2017
Companhia Transleste de Transmissão	22	5	—	(7)	—	(20)	—	—
Companhia Transudeste de Transmissão	21	3	—	(12)	—	(12)	—	—
Companhia Transirapé de Transmissão	24	4	—	(6)	—	(22)	—	—
Companhia de Transmissão Centroeste de Minas	21	5	—	(5)	—	—	—	21
Light	1,070	35	(3)	—	—	—	432	1,534
Axxiom Soluções Tecnológicas	19	(7)	—	—	—	—	—	12
Lepsa	344	—	(2)	—	—	—	(342)	—
RME	339	7	(2)	—	38	—	1	383
Hidrelétrica Cachoeirão	50	10	—	(3)	—	—	1	58
Guanhães Energia (1)	—	(13)	—	—	97	—	(59)	25
Hidrelétrica Pipoca	32	2	—	(8)	—	—	—	26
Madeira Energia (Santo Antônio plant)	644	(109)	—	—	—	—	—	535
FIP Melbourne (Santo Antônio plant)	677	(95)	—	—	—	—	—	582
Lightger	42	2	—	(3)	—	—	—	41
Baguari Energia	162	17	—	(30)	—	—	(1)	148
Central Eólica Praias de Parajuru	63	(1)	—	—	—	—	(2)	60
Central Eólica Volta do Rio	81	(12)	—	—	—	—	(1)	68
Central Eólica Praias de Morgado	60	(8)	—	—	—	—	(1)	51
Amazônia Energia (Belo Monte Plant)	781	1	—	—	85	—	—	867
Ativas Data Center	18	(2)	—	—	—	—	1	17
Taesa	1,583	216	—	(183)	—	(515)	—	1,101
Renova	689	(390)	(34)	—	18	—	(1)	282
Usina Hidrelétrica Itaocara S.A.	3	(2)	—	—	3	—	—	4
Aliança Geração	1,319	72	—	(149)	—	—	—	1,242
Aliança Norte (Belo Monte plant)	527	(2)	—	—	51	—	1	577
Retiro Baixo	162	10	—	(14)	—	—	—	158

Total of investments	8,753	(252)	(41)	(420)	292	(569)	29	7,792

Guanhães Energia – Uncovered liabilities of jointly-controlled entity (1)	(59)	—	—	—	—	—	59	—

	8,694	(252)	(41)	(420)	292	(569)	88	7,792

1)	Uncovered liability reversed through injection of capital.

	2015	Equity method gain (Statement of income)	Gain (loss) by equity method (Other comprehensive income)	Dividends	Injections / acquisitions	Sales	Merger	Other	2016
Companhia Transleste de Transmissão	18	6	—	(2)	—	—	—	—	22
Companhia Transudeste de Transmissão	18	4	—	(1)	—	—	—	—	21
Companhia Transirapé de Transmissão	19	5	—	—	—	—	—	—	24
Transchile	108	2	(23)	—	—	(87)	—	—	—
Companhia de Transmissão Centroeste de Minas	18	5	—	(2)	—	—	—	—	21
Light	1,188	(121)	3	—	—	—	—	—	1,070
Axxiom Soluções Tecnológicas	24	(5)	—	—	—	—	—	—	19
Lepsa	—	(18)	1	(57)	252	—	166	—	344
RME	—	(20)	—	(58)	247	—	169	1	339
Hidrelétrica Cachoeirão	42	10	—	(2)	—	—	—	—	50
Guanhães Energia (1)	19	(103)	—	—	25	—	—	59	—
Hidrelétrica Pipoca	27	5	—	—	—	—	—	—	32
Madeira Energia (Santo Antônio Plant through Madeira Energia)	676	(71)	—	—	39	—	—	—	644
FIP Melbourne (Santo Antônio Plant through Madeira Energia)	703	(63)	—	—	40	—	—	(3)	677
LightGer	37	5	—	—	—	—	—	—	42
Baguari Energia	187	41	—	(14)	—	—	—	(52)	162
Central Eólica Praias de Parajuru	63	—	—	—	—	—	—	—	63
Central Eólica Volta do Rio	85	(4)	—	—	—	—	—	—	81
Central Eólica Praias de Morgado	62	(2)	—	—	—	—	—	—	60
Amazônia Energia (Belo Monte Plant through Norte Energia)	495	(6)	—	—	292	—	—	—	781
Ativas Data Center (2)	—	(31)	—	—	99	—	—	(50)	18
Parati	358	(24)	1	—	—	—	(335)	—
Taesa	2,242	342	—	(382)	—	(619)	—	—	1,583
Renova (3)	1,527	(372)	19	—	278	—	—	(763)	689
Usina Hidrelétrica Itaocara S.A.	—	—	—	—	3	—	—	—	3
Aliança Geração	1,327	104	—	(112)	—	—	—	—	1,319
Aliança Norte (Belo Monte Plant through Norte Energia)	354	(7)	—	—	180	—	—	—	527
Retiro Baixo	148	16	—	(2)	—	—	—	—	162

Total of investments	9,745	(302)	1	(632)	1,455	(706)	—	(808)	8,753

Ativas Data Center – Uncovered liabilities of jointly-controlled entity	(28)	—	—	—	—	—	—	28	—
Guanhães Energia – Uncovered liabilities of jointly-controlled entity	—	—	—	—	—	—	—	(59)	(59)

Total	9,717	(302)	1	(632)	1,455	(706)	—	(839)	8,694

(1)	Transfer to uncovered liabilities.
(2)	The amount of R$ 50 refers to the dilution of shareholding interest arising from subscription of share capital by a new shareholder.
(3)	The amount of R$ 763 refers to the impairment of intangible concession assets resulting from the financial difficulties of Renova.

	2014	Equity method gain (Statement of income)	Equity method gain (Other comprehensive income)	Dividends	Injections / acquisitions	Other	2015
Companhia Transleste de Transmissão	14	8	—	(4)	—	—	18
Companhia Transudeste de Transmissão	13	5	—	—	—	—	18
Companhia Transirapé de Transmissão	13	6	—	—	—	—	19
Transchile	67	5	36	—	—	—	108
Companhia de Transmissão Centroeste de Minas	22	2	—	(6)	—	—	18
Light	1,198	(11)	2	(1)	—	—	1,188
Axxiom Soluções Tecnológicas	23	1	—	—	—	—	24
Hidrelétrica Cachoeirão	34	8	—	—	—	—	42
Guanhães Energia	69	(49)	—	(1)	—	—	19
Hidrelétrica Pipoca	28	2	—	(3)	—	—	27
Madeira Energia (Santo Antônio plant through Madeira Energia)	674	2	—	—	—	—	676
FIP Melbourne (Santo Antônio plant through Madeira Energia)	708	(5)	—	—	—	—	703
Lightger	38	(1)	—	—	—	—	37
Baguari Energia	193	12	—	(18)	—	—	187
Central Eólica Praias de Parajuru	62	2	—	(1)	—	—	63
Central Eólica Volta do Rio	84	2	—	(1)	—	—	85
Central Eólica Praias de Morgado	62	—	—	—	—	—	62
Amazônia Energia (Belo Monte Plant through Norte Energia)	395	(19)	—	(1)	120	—	495
Ativas Data Center	—	(28)	—	—	—	28	—
Epícares Empreendimentos (1)	92	1	—	1	—	(94)	—
Parati	372	3	—	(17)	—	—	358
Taesa	2,188	383	—	(329)	—	—	2,242
Renova	1,538	(25)	15	(1)	—	—	1,527
Aliança Geração	3	107	—	(93)	581	729	1,327
Aliança Norte (Belo Monte Plant through Norte Energia)	—	(13)	—	—	367	—	354
Retiro Baixo	150	(5)	—	—	3	—	148

Total of investments	8,040	393	53	(475)	1,071	663	9,745

Ativas Data Center – Uncovered liabilities of jointly-controlled entity	—	—	—	—	—	(28)	(28)

Total	8,040	393	53	(475)	1,071	635	9,717

(1)	The amount of R$ 94 refers to the assets subscribed to constitute Aliança Geração;

c)	Information from the subsidiaries and jointly-controlled entities:

Company	Number of shares	2017			2016			2015
		Cemig interest %	Share capital	Equity	Cemig interest %	Share capital	Equity	Cemig interest %	Share capital	Equity
Cemig Geração e Transmissão	2,896,785,358	100.00	1,838	4,794	100.00	1,838	4,583	100.00	1,838	4,684
Hidrelétrica Cachoeirão	35,000,000	49.00	35	118	49.00	35	103	49.00	35	83
Guanhães Energia	330,536,000	49.00	331	51	49.00	186	—	49.00	138	38
Hidrelétrica Pipoca	41,360,000	49.00	41	53	49.00	41	65	49.00	41	54
Retiro Baixo	222,850,000	49.90	223	258	49.90	223	264	49.90	223	296
Aliança Norte (Belo Monte Plant)	3,622,440,125	49.00	1,119	1,066	49.00	1,014	1,077	49.00	647	723
Madeira Energia (Santo Antônio Plant)	9,730,201,137	18.13	9,547	5,327	18.13	10,152	6,419	18.05	9,762	7,642
Lightger	79,078,937	49.00	79	83	49.00	79	85	49.00	79	76
Baguari Energia S.A. (1)	26,157,300,278	69.39	187	214	69.39	187	248	69.39	262	270
Renova (2)	417,197,244	36.23	2,919	780	34.15	2,856	1,956	27.37	2,526	5,581
Aliança Geração	1,291,582,500	45.00	1,291	1,858	45.00	1,291	1,973	45.00	1,291	2,949
Central Eólica Praias de Parajuru	70,560,000	49.00	71	89	49.00	71	89	49.00	71	129
Central Eólica Volta do Rio	117,230,000	49.00	117	116	49.00	117	137	49.00	117	174
Central Eólica Praias de Morgado	52,960,000	49.00	53	54	49.00	53	65	49.00	53	127
Amazônia Energia (1) (Belo Monte Plant)	1,229,600,123	74.50	1,230	1,163	74.50	1,116	1,048	74.50	723	665
Usina Hidrelétrica Itaocara S.A.	11,102,420	49.00	11	8	49.00	6	6	—	—	—
Cemig Distribuição	2,359,113,452	100.00	2,772	3,737	100.00	2,362	2,500	100.00	2,362	2,696
Light	203,934,060	26.06	2,226	3,462	26.06	2,226	3,354	26.06	2,226	4,558
CemigTelecom	448,340,822	100.00	292	247	100.00	242	192	100.00	225	169
Rosal Energia	46,944,467	100.00	47	107	100.00	47	141	100.00	47	122
Sá Carvalho	361,200,000	100.00	37	103	100.00	37	106	100.00	37	103
Gasmig	409,255,483	99.57	665	1,224	99.57	665	1,426	99.57	665	1,408
Horizontes Energia	39,257,563	100.00	39	53	100.00	39	52	100.00	64	71
Usina Térmica Ipatinga	174,281	100.00	—	5	100.00	—	4	100.00	—	4
Cemig PCH	35,952,000	100.00	36	97	100.00	36	92	100.00	36	85
Lepsa	1,379,839,905	100.00	406	456	66.62	438	443	—	—	—
RME	1,365,421,406	75.00	403	453	66.27	434	440	—	—	—
Companhia Transleste de Transmissão	49,569,000	—	50	—	25.00	50	81	25.00	50	73
UTE Barreiro		100.00	17	18	100.00	31	39	100.00	31	30
Companhia Transudeste de Transmissão	30,000,000	—	30	—	24.00	30	85	24.00	30	73
Empresa de Comercialização de Energia Elétrica	486,000	100.00	—	18	100.00	—	20	100.00	—	9
Companhia Transirapé de Transmissão	22,340,490	—	22	—	24.50	22	98	24.50	22	79
Transchile	—	—	—	—	—	—	—	49.00	237	221
Efficientia	6,051,994	100.00	6	7	100.00	6	5	100.00	6	6
Cemig Comercializadora de Energia Incentivada	1,000,000	100.00	1	2	100.00	1	2	100.00	5	6
Companhia de Transmissão Centroeste de Minas	28,000,000	51.00	28	40	51.00	28	42	51.00	28	34
Cemig Trading	1,000,000	100.00	1	29	100.00	1	29	100.00	—	30
Axxiom Soluções Tecnológicas	17,200,000	49.00	47	24	49.00	47	39	49.00	47	49
Parati	1,432,910,602	—	—	—	—	—	—	25.00	1,433	1,431
Taesa	1,033,496,721	21.68	3,042	4,347	31.54	3,042	4,308	43.36	3,042	5,171

(1)	Jointly-control under a Shareholders’ Agreement.
(2)	Due to the increase in the equity interest in Renova, there was a loss item of R$2 million reflecting the fact that Renova reported a loss for the year 2016.

On December 31, 2017, the current liabilities of some jointly-controlled entities exceeded their current assets, as follows:

Light: On December 31, 2017, Light had consolidated negative working capital of R$ 1,355 (R$ 1,259 on December 31, 2016). The management of Light has been negotiating the renewal of short-term loans and financings, and is in the process of extending its debt maturity profile in 2018 through new issues of debt instruments. Management believes that by extending its debt maturity profile the current financial situation will be reverted.

Madeira Energia (‘Mesa’): The excess of current liabilities over current assets, equal to R$ 1,474 (R$ 1,611 in 2016), arises mainly from the balances of the accounts Suppliers, Other liabilities and Loans and financings. Mesa expects to adjust the flow of its debt servicing payments with the BNDES and the onlending banks, and the release of funds from the reserve account to be allocated to these payments, which will be replaced by a bank guarantee and operational cash generation.

Renova Energia: In 2017, Renova Energia reported accumulated losses of R$ 2,195 (R$ 1,101 in 2016 and R$ 93 in 2015), and current liabilities of R$ 1,607 (R$ 3,211 in 2016) in excess of current assets. Renova Energia is required to obtain capital to comply with the construction commitments of wind and solar generating plants.

For this purpose it has taken several measures to rebalance its liquidity and cash flow structure through the sale of assets, using the funds to pay suppliers and amortize debt, as well as optimizing the portfolio, with sale of projects and/or operational assets.

The management of Renova Energia believes that with the success of these measures it will be possible to recover the economic and financial equilibrium, and liquidity.

Management has analyzed the indications of impairment referred to above and, based on available information and believes that there is no material uncertainty as to the continuation of the operations of these investees.

The balances for the affiliated companies and jointly-controlled entities, at December 31, 2017, 2016 and 2015, are as follows:

2017	Centroeste	RME	Light	Taesa	Axxiom	Aliança Norte	Itaocara	Lightger	Amazônia Energia	Aliança Geração
Assets
Current	56	2	4,250	1,970	46	1	5	51	—	622
Cash and cash equivalents	17	1	342	2	3	—	5	1	—	468
Non-current	1	451	11,181	6,608	11	1,065	11	142	1,163	2,398

Total assets	57	453	15,431	8,578	57	1,066	16	193	1,163	3,020

Liabilities
Current	4	—	5,575	736	29	—	1	31	—	448
Suppliers	—	—	2,023	48	1	—	1	20	—	44
Loans and financings – Current	3	—	1,373	—	5	—	—	—	—	84
Non-current	13	—	6,394	3,495	4	—	7	79	—	714
Equity	40	453	3,462	4,347	24	1,066	8	83	1,163	1,858

Total liabilities	57	453	15,431	8,578	57	1,066	16	193	1,163	3,020

Statement of income
Net sales revenue	15	—	11,315	1,104	43	—	—	42	—	920
Cost of sales	(4)	—	—	(209)	(55)	—	(4)	(28)	—	(554)
Depreciation and amortization	(1)	—	—	(1)	(2)	—	—	(11)	—	(127)

Gross profit (loss)	11	—	11,315	895	(12)	—	(4)	14	—	366
General and administrative expenses	—	(1)	(9,941)	(124)	(7)	(1)	—	(2)	(1)	(11)
Finance income	2	16	136	368	1	—	—	4	2	30
Finance expenses	(2)	—	(1,212)	(434)	(1)	—	—	(9)	—	(65)

Operational profit (loss)	11	15	298	705	(19)	(1)	(4)	7	1	320
Income and Social Contribution taxes	(1)	—	(174)	(58)	6	—	—	(3)	—	(104)

Net income (loss) for the year	10	15	124	647	(13)	(1)	(4)	4	1	216

Comprehensive income (loss) effects	—	(2)	(15)	—	—	—	—	—	—	—

Comprehensive income (loss) for the year	10	13	109	647	(13)	(1)	(4)	4	1	216

The “Transmineiras” companies (Companhia Transleste de Transmissão S.A.; Companhia Transudeste de Transmissão S.A. and Companhia Transirapé de Transmissão S.A.) were removed from the table for 2017, due to their sale in November 2017.

LEPSA is not presented in the 2017 table due to the fact that it has been under the Company’s control since November 2017.

2017	Hidrelétrica Cachoeirão	Baguari Energia	Guanhães Energia	Madeira Energia	Hidrelétrica Pipoca	Retiro Baixo	Renova	Central Eólica de Parajuru	Central Eólica de Morgado	Central Eólica Volta do Rio
Assets
Current	51	29	11	557	15	23	32	41	11	16
Cash and cash equivalents	46	5	7	55	6	14	—	35	7	5
Non-current	87	209	42	23,594	95	366	1,679	121	136	233

Total assets	138	238	53	24,151	110	389	1,711	162	147	249

Liabilities
Current	10	18	2	2,031	18	27	395	26	90	126
Suppliers	1	10	—	203	6	3	25	1	2	1
Non-current	10	6	—	16,793	39	104	536	47	3	7
Equity	118	214	51	5,327	53	258	780	89	54	116

Total liabilities	138	238	53	24,151	110	389	1,711	162	147	249

Statement of income
Net sales revenue	39	64	—	2,971	29	67	—	21	14	22
Cost of sales	(17)	(37)	(1)	(1,859)	(18)	(34)	(5)	(16)	(17)	(28)
Depreciation and amortization	(4)	(9)	—	—	(3)	(10)	(5)	(10)	(10)	(17)
Gross profit (loss)	22	27	(1)	1,112	11	33	(5)	5	(3)	(6)
General and administrative expenses	—	—	—	(817)	(1)	—	—	(2)	(1)	(3)
Provision for loss	—	—	(22)	—	—	—	—	—	—	—
Financial income	4	6	1	115	2	3	4	3	2	3
Finance expenses	(2)		(3)	(1,551)	(5)	(11)	(1,260)	(6)	(8)	(12)
Operational profit (loss)	24	33	(25)	(1,141)	7	25	(1,261)	—	(10)	(18)
Income and Social Contribution taxes	(3)	(11)	—	49	(2)	(3)	121	—	(1)	(3)

Net income (loss) for the year	21	22	(25)	(1,092)	5	22	(1,140)	—	(11)	(21)

Comprehensive income (loss) effects	—	—	—	—	—	—	(99)	—	—	—

Comprehensive income (loss) for the year	21	22	(25)	(1,092)	5	22	(1,239)	—	(11)	(21)

2016	Parati	Transleste	Transirapé	Centroeste	Transudeste	Lepsa	RME	Light	Taesa	Axxiom	Aliança Norte
Assets
Current	12	50	41	61	32	6	3	3,612	1,955	66	2
Cash and cash equivalents	8	3	2	20	4	—	—	668	102	9	2
Non-current	1,327	123	122	1	78	437	437	10,718	6,456	13	1,075

Total assets	1,339	173	163	62	110	443	440	14,330	8,411	79	1,077

	—	—	—	—	—	—	—	—	—	—	—
Liabilities	—	—	—	—	—	—	—	—	—	—	—
Current	—	28	33	5	22	—	—	4,871	1,074	32	—
Suppliers	—	—	—	—	—	—	—	1,342	37	1	—
Loans and financings – Current	—	18	19	3	19	—	—	15,568	9	10	—
Non-current	—	63	32	15	3	—	—	6,105	3,029	8	—
Equity	1,339	82	98	42	85	443	440	3,354	4,308	39	1,077

Total liabilities	1,339	173	163	62	110	443	440	14,330	8,411	79	1,077

	—	—	—	—	—	—	—	—	—	—	—
Statement of income	—	—	—	—	—	—	—	—	—	—	—
Net sales revenue	—	34	45	13	22	—	—	9,645	1,391	57	—
Cost of sales	—	(2)	(19)	(2)	(1)	—	—	(8,042)	(149)	(64)	—
Depreciation and amortization	—	—	—	(1)	—	—	—	(452)	(1)	(2)	—

Gross profit (loss)	—	32	26	11	21	—	—	1,603	1,242	(7)	—
General and administrative expenses (SG&A) :	(6)	—	(1)	—	(1)	(1)	(1)	(753)	(107)	(8)	(2)
Finance income	4	2	1	4	1	—	1	148	58	1	—
Finance expenses	(60)	(11)	(5)	(3)	(4)	(41)	(41)	(1,281)	(223)	—	(7)

Operational profit (loss)	(62)	23	21	12	17	(42)	(41)	(283)	970	(14)	(9)
Income tax and the Social Contribution tax	—	(2)	(2)	(1)	(1)	—	—	(30)	(108)	5	—

Net income (loss) for the year	(62)	21	19	11	16	(42)	(41)	(313)	862	(9)	(9)

Comprehensive income (loss) effects	1	—	—	—	—	—	—	3	—	—	—

Comprehensive income (loss) for the year	(61)	21	19	11	16	(42)	(41)	(310)	862	(9)	(9)

2016	Hidrelétrica Cachoeirão	Baguari Energia	Guanhães Energia	Madeira Energia	Hidrelétrica Pipoca	Retiro Baixo	Renova	Central Eólica de Parajuru	Central Eólica de Morgado	Central Eólica Volta do Rio	Lightger	Amazônia Energia	Aliança Geração
Assets
Current	43	45	16	1,520	20	30	136	38	24	37	35	—	388
Cash and cash equivalents	40	11	1	58	17	19	36	18	17	27	32	—	147
Non-current	86	220	65	23,557	98	377	5,765	128	142	245	152	1,048	2,512

Total assets	129	265	81	25,077	118	407	5,901	166	166	282	187	1,048	2,900

	—	—	—	—	—	—	—	—	—	—	—	—	—
Liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Current	9	12	191	3,131	8	25	3,347	19	27	37	16	—	592
Suppliers	2	6	—	662	—	1	547	1	1	1	6	—	101
Non-current	17	5	11	15,527	45	118	598	58	74	108	86	—	335
Equity	103	248	(121)	6,419	65	264	1,956	89	65	137	85	1,048	1,973

Total liabilities	129	265	81	25,077	118	407	5,901	166	166	282	187	1,048	2,900

	—	—	—	—	—	—	—	—	—	—	—	—	—
Statement of income	—	—	—	—	—	—	—	—	—	—	—	—	—
Net sales revenue	34	65	—	2,803	25	62	484	27	22	29	36	—	804
Cost of sales	(10)	(12)	—	(1,845)	(6)	(29)	(454)	(17)	(17)	(27)	(17)	—	(314)
Depreciation and amortization	(3)	(9)	—	(673)	(3)	(9)	(93)	(10)	(10)	(17)	(11)	—	(125)

Gross profit (loss)	24	53	—	958	19	33	30	10	5	2	19	—	490
General and administrative expenses (SG&A)	—	(1)	—	(146)	(2)	—	(41)	(1)	(1)	(2)	(1)	(1)	(58)
Impairment of PP&E	—	—	—	—	—	—	(281)	—	—	—	—	—	—
Adjustment for losses on investment	—	—	—	—	—	—	(455)	—	—	—	—	—	—
Finance income	4	15	—	146	2	2	16	3	3	5	3	—	46
Finance expenses	(3)	(1)	(208)	(1,552)	(6)	(15)	(424)	(7)	(10)	(15)	(10)	(8)	(58)

Operational profit (loss)	25	66	(208)	(594)	13	20	(1,155)	5	(3)	(10)	11	(9)	420
Income tax and the Social Contribution tax	(2)	(7)	—	(23)	(2)	(3)	54	(2)	1	3	(3)	—	(127)

Net income (loss) for the year	23	59	(208)	(617)	11	17	(1,101)	3	(2)	(7)	8	(9)	293

Comprehensive income (loss) effects	—	—	—	—	—	—	99	—	—	—	—	—	—

Comprehensive income (loss) for the year	23	59	(208)	(617)	11	17	(1,002)	3	(2)	(7)	8	(9)	293

2015	Parati	Transleste	Transirapé	Centroeste	Transudeste	Transchile	Light	Taesa	Axxiom	Aliança Norte	Cachoeirão
Assets
Current	59	47	34	58	32	39	3,976	2,082	74	1	28
Cash and cash equivalents	46	8	6	16	6	36	447	132	7	1	23
Non-current	1,408	128	114	1	81	299	11,818	7,574	14	726	89

Total assets	1,467	175	148	59	113	338	15,794	9,656	88	727	117

Liabilities
Current	36	18	20	4	17	21	4,399	1,008	34	—	10
Suppliers	—	—	—	—	—	—	1,450	34	2	—	2
Loans and financings – current	—	6	3	2	—	10	1,629	628	5	—
Non-current	—	84	49	21	23	96	6,838	3,477	5	4	24
Equity	1,431	73	79	34	73	221	4,557	5,171	49	723	83

Total liabilities	1,467	175	148	59	113	338	15,794	9,656	88	727	117

Statement of Income
Net sales revenue	—	33	34	14	22	28	1,222	1,973	66	—	30
Cost of sales	—	(4)	(13)	(4)	(2)	(10)	(460)	(287)	(59)	—	(14)
Depreciation and amortization	—	—	—	(1)	—	(9)	(412)	(15)	(1)	—	(3)

Gross profit (loss)	—	29	21	10	20	18	762	1,686	7	—	16
General and administrative expenses	—	—	—	—	—	—	(91)	—	(6)	—	—
Net Finance income (expenses)	11	(9)	(5)	(3)	(5)	(6)	(672)	(562)	—	(27)	(1)
Financial income	48	2	1	2	1	—	1,371	769	1	—	2
Finance expenses	(37)	(11)	(6)	(5)	(6)	(6)	(2,043)	(1,331)	(1)	(27)	(3)

Operational profit (loss)	11	20	16	7	15	12	(1)	1,124	1	(27)	15
Income tax and Social Contribution tax	—	(2)	(1)	(1)	(1)	—	(40)	(241)	—	—	(2)

Net income (loss) for the year	11	18	15	6	14	12	(41)	883	1	(27)	13

Comprehensive income (loss) effects	1	—	—	—	—	—	8	—	—	—	—

Comprehensive income (loss) for the year	12	18	15	6	14	12	(33)	883	1	(27)	13

2015	Baguari Energia	Guanhães Energia	Madeira Energia	Pipoca	Retiro Baixo	Renova	Parajuru	Morgado	Volta do Rio	Lightger	Amazônia Energia	Aliança Geração
Assets
Current	72	2	1,608	13	10	551	21	31	46	23	—	243
Cash and cash equivalents	9	1	300	—	1	66	12	12	20	14	—	70
Non-current	220	248	23,754	101	443	8,425	192	209	290	161	666	3,093

Total assets	292	250	25,362	114	453	8,976	213	240	336	184	666	3,336

Liabilities
Current	16	212	2,151	10	25	1,497	18	28	36	14	—	113
Suppliers	6	—	384	—	6	570	—	—	1	4	—	36
Non-current	6	—	15,569	50	132	1,898	66	85	126	94	—	274
Equity	270	38	7,642	54	296	5,581	129	127	174	76	666	2,949

Total liabilities	292	250	25,362	114	453	8,976	213	240	336	184	666	3,336

Statement of Income
Net sales revenue	59	—	2,605	22	53	458	31	34	47	32	—	797
Cost of sales	(46)	—	(1,103)	(11)	(40)	(5)	(16)	(18)	(28)	(25)	—	(442)
Depreciation and amortization	(9)	—	(471)	(3)	(9)	(4)	(10)	(10)	(17)	(10)	—	(69)

Gross profit (loss)	13	—	1,502	11	13	453	15	16	19	7	—	355
General and administrative expenses	—	(86)	(816)	(2)	(11)	—	(5)	(6)	(2)	(1)	(2)	(69)
Net Finance income (expenses)	9	(14)	(967)	(3)	(13)	(355)	(5)	(8)	(11)	(7)	(23)	(18)
Financial income	10	—	950	2	1	41	2	2	3	2	—	9
Finance expenses	(1)	(14)	(1,917)	(5)	(14)	(396)	(7)	(10)	(14)	(9)	(23)	(27)

Operational profit (loss)	22	(100)	(281)	6	(11)	98	5	2	6	(1)	(25)	268
Income tax and Social Contribution tax	(5)	—	266	(1)	1	(191)	(1)	(1)	(2)	(2)	—	(30)

Net income (loss) for the year	17	(100)	(15)	5	(10)	(93)	4	1	4	(3)	(25)	238

Comprehensive income (loss) effects	—	—	—	—	—	54	—	—	—	—	—	—

Comprehensive income (loss) for the year	17	(100)	(15)	5	(10)	(39)	4	1	4	(3)	(25)	238

Investment in the Santo Antônio hydroelectric plant, through Madeira Energia S.A. (‘Mesa’) and FIP Melbourne

The Company has a direct and indirect investments, of 10% and 8.13% respectively, in Madeira Energia S.A. (which holds an investment in Santo Antônio Energia S.A.), of R$ 1,117 at December 31, 2017 (R$ 1,321 at December 31, 2016).

Madeira Energia S.A. (‘Mesa’) and its subsidiary Santo Antônio Energia S.A. (‘Saesa’) are incurring construction costs related to the construction of the Santo Antônio hydroelectric plant. Total construction costs related to amounted to R$ 21,611 (Mesa, consolidated) on December 31, 2017. According to financial projections prepared by its management, such construction costs will be recovered through future revenues from operations as all the entity’s generation plants are currently under operation.

The Federal Public Attorneys’ Office, have conducted and are in the process of conducting investigations and other legal measures are in progress, involving other indirect Shareholders of Madeira Energia S.A. and certain executives of those other indirect Shareholders. In this context, the Federal Public Attorneys have started investigations on irregularities involving contractors and suppliers of Mesa and of its other Shareholders. In response to allegations of possible illegal activities, the investee and its other Shareholders have started an independent internal investigation. It is not possible to determine the results of these investigations, or the developments arising from them, which may at some time in the future affect the investee.

The effects of any changes to the current scenario will be reflected, appropriately, in the financial statements of the Company and its subsidiary Cemig GT.

Arbitration proceedings

In 2014, Cemig GT and SAAG Investimentos S.A. (SAAG), a vehicle through which Cemig GT holds an indirect equity interest in Mesa, opened arbitration proceedings, in the Market Arbitration Chamber, challenging the following: (a) the increase approved in the capital of Mesa of approximately R$ 750 partially to be allocated to payment of the claims by the Santo Antonio Construction Consortium (‘CCSA’), based on absence of quantification of the amounts supposedly owed, and absence of prior approval by the Board of Directors, as required by the bylaws and Shareholders’ Agreement of Mesa; and also on the existence of credits owed to Mesa by CCSA, for an amount greater than the claims; and (b) the adjustment for impairment carried out by the Executive Board of Mesa, in the amount of R$ 750, relating to certain credits owed to Mesa by CCSA, on the grounds that those credits are owed in their totality by express provision of contract.

The arbitration judgment by the Market Arbitration Chamber recognized the right of Cemig GT and SAAG in full, and ordered the annulment of the acts being impugned. As a consequence of this decision, Mesa reversed the impairment, and posted a provision for receivables in the amount of R$ 679 in its financial statements as of December 31, 2017.

To resolve the question of the liability of the CCSA consortium to reimburse the costs of re-establishment of the collateral and use of the contractual limiting factor, the affiliated company opened arbitration proceedings with the International Chamber of Commerce (ICC) against CCSA, which are in progress. This process is confidential under the Arbitration Regulations of the ICC.

Investment in the Belo Monte Plant through Amazônia Energia S.A. and Aliança Norte

Amazônia Energia and Aliança Norte are Shareholders in Norte Energia S.A. (‘Nesa’), which holds the concession to operate the Belo Monte Hydroelectric Plant, on the Xingu River, in the State of Pará, and manages that interest. Through the jointly-controlled entities referred to above, Cemig GT owns an indirect equity interest in Nesa of 11.74%.

Nesa will still require significant funds for costs of organization, development and pre-operating costs for completion of the plant. According to estimates and forecasts, these costs will be recovered through revenues from future operations.

On April 7, 2015, Nesa was awarded a preliminary injunction ordering the regulator to “abstain, until hearing of the application for an injunction made in the original case, from applying to Appellant any penalties or sanctions in relation to the Belo Monte Hydroelectric Plant not starting operations on the date established in the original timetable for the project, including those specified in an Aneel Normative Resolution and in the Concession Contract for the Belo Monte Hydroelectric Plant”. The legal advisers of Nesa have classified the probability of loss as ‘possible’ and estimated the potential loss on December 31, 2017 to approximately R$ 286 (R$ 74 on December 31, 2016).

Investigations and other legal measures are in progress, conducted by the Federal Public Attorneys’ Office, which involve other Shareholders of Nesa and certain executives of those other Shareholders. In this context, the Federal Public Attorneys have started investigations on irregularities involving contractors and suppliers of Nesa and of its other Shareholders, which are still in progress. At present it is not possible to determine the outcome of these investigations, and their possible consequences. These might at some time in the future affect the investee. In addition, based on the results of the independent internal investigation conducted by Nesa and its other Shareholders, a write-down of the value of the infrastructure of Nesa, by R$ 183 was already recorded.

The effects of any changed in the current scenario will be reflected, appropriately, in the financial statements of the Company.

Investment in Renova Energia S.A. (‘Renova’)

Investment in TerraForm

The indirectly jointly-controlled entity Renova had investments in TerraForm Global Inc., designated as financial assets available for sale, recorded at fair value, based on the quoted market price of the shares of TerraForm on a stock exchange (NASDAQ), of which the gain arising from the change in the quoted price of the shares (fair value), in the amount of R$ 73, was recorded in Other comprehensive income in the jointly-controlled entity.

On May 15, 2017, Renova sold to Brookfield Asset Management (‘Brookfield’) the investment that it held in TerraForm Global Inc. (‘TerraForm Global’), for R$ 306, and reclassified the accumulated positive adjustments previously posted in Other comprehensive income, in the amount of R$ 172 (of which the impact on Cemig GT was R$ 60), to the Statement of income.

In June 2017 Renova further signed an agreement with TerraForm Global in which the parties agreed to terminate the arbitration proceedings that were in existence between the parties, through financial compensation to Renova of R$ 49. This was paid jointly with the settlement of the sale of the shares of TerraForm.

Adjustment for impairment

In 2017 and 2016 Renova posted impairments of its PP&E, resulting in the recognition of an impairment loss of R$ 787, (the impact on Cemig GT being R$ 285), and R$ 264 (impact on Cemig GT: R$ 90), respectively.

Sale of assets – Umburanas wind complex

On August 23, 2017 Renova signed, with Engie Brasil S.A. (‘Engie’), the Contract for Assignment of Rights and Obligations of the Umburanas Wind Power Complex, with total installed capacity of 605 MW. The base price of the transaction was R$ 15.

The transfer of the Umburanas Complex to Engie was approved on October 24, 2017, at the 40th Public Meeting of the Council of Aneel.

Grant of exclusivity

On February 23, 2018, Renova received a binding offer from Brookfield Energia Renovável S.A. (‘BER’) for acquisition of the assets of the whole Alto Sertão III Complex (‘ASIII Complex’), and also approximately 1.1 GW in certain wind projects under development. The value presented for the ASIII Complex was R$ 650 , to be paid on completion of the transaction, this amount being subject to usual post-closing adjustments (‘the Price’). The Price may be increased by an earn-out of up to R$ 150 linked to future generation by the ASIII Complex, to be calculated after 5 years from its start of operation, plus R$ 187 per MW of installed capacity for the wind projects in development. On February 27, 2018 the Board of Directors of Renova approved the proposal received and granted BER exclusivity for a further 30 (thirty) days, automatically renewable for 30 (thirty) additional days, for finalization of the documents of the transaction. The proceeds from the transaction will be prioritized for payment of suppliers and creditors of the Alto Sertão III project.

Risks related to compliance with laws and regulations

On January 19, 2018, Renova responded to a formal statement by the Civil Police of Minas Gerais State received in November 2017, relating to the investigation being carried out by that Police Force related to certain capital injections made by the equity holders of the parent of Renova, and capital injections made by Renova in certain projects under development in previous years. As a consequence, the governance bodies of Renova requested the opening of an internal investigation, which is being conducted by an independent party.

The investigation is in progress, and it is not possible to determine any effects of this investigation, nor any impacts on the financial statements of Renova, of the Company for the year ended December 31, 2017.

Binding proposal by Cemig presented to Renova

On March 27, 2018 Cemig (the equity holder of Cemig GT) presented a binding proposal to the jointly-controlled entity Renova, for acquisition of 100% of the shares in Chipley SP Participações S.A. (‘Chipley’) held by Renova, or 51% of the shares in Brasil PCH S.A. held by Chipley.

This proposal relates to the recent changes in the negotiations for capitalization of Renova, Renova’s interest in bringing forward revenues from power purchase agreements, and execution of Cemig’s disinvestment program.

Cemig’s intention is that Renova should sell its interest in Brasil PCH to a third party, or to Cemig or to any of its affiliated companies, in the terms of the Proposal, to make possible payment of the amounts owed to Cemig GT.

Completion of this transaction, if accepted by Renova, will be subject to precedent conditions, specified in the Proposal, that are customary in this type of transaction.

In view of the above, Cemig GT has not participated in the governance bodies of Renova in relation to any decision and debate relating to the binding proposal.

Interest in RME and Lepsa

On November 30, 2017, the Company made an additional acquisition of an interest in RME, acquiring control of that company as a result of partial exercise of the put option held by the other Shareholders, as descried in more detail in Note 30 – Financial Instruments and Risk Management.

On that date Cemig acquired all of the outstanding shares in Lepsa, and all of the outstanding preferred shares in RME, held by BB-BI, BV Financeira and Santander, which corresponded to fair value of R$ 185, comprising R$ 147 in Lepsa and R$ 38 in RME.

With this acquisition, Cemig increased its interestship in RME from 66.27% to 75% of the total capital, while continuing to own a 50% interest in the voting shares of RME; and increased in interestship in Lepsa from 66.62% to 100% of the total and voting.

The fair value of the assets acquired are as follows:

Lepsa			RME
	ASSETS	LIABILITIES + EQUITY		ASSETS	LIABILITIES + EQUITY
Fair value, current	4	—	Fair value, current	2	—
Fair value, non-current	428	—	Fair value, non-current	428	—
Fair value, equity	—	432	Fair value, equity	—	430

Total	432	432	Total	430	430

Considering its acquisition of control of Lepsa, Cemig measured its original participation in the investment at fair value, recognizing a loss of R$ 72 during in 2017.

Merger of Cemig Telecom

On February 28, 2018, Company shareholders’ Meeting approved the merger of Cemig Telecom that was completed on March 31, 2018.

Since this is an merger of a wholly-owned subsidiary, there was no capital increase nor issue of new shares by Cemig. The shares in the subsidiary were canceled, on the merger date, and the necessary accounting adjustment were made.

Disposal Taesa’s units

In November 2017 the Company sold part of its equity interest in the jointly-controlled entity Taesa in an auction and raised R$ 717. The Company sold 34 million Units of Taesa at the price of R$ 21.10 per Unit. With the sale, the Company’s holding in the share capital of Taesa was reduced from 31.54% to 21.68%.

The shares that were sold are not part of the controlling shareholding block of Taesa, and as a result Cemig continues to be in the controlling block of Taesa.

Sale of the Transmineiras to Taesa

In november 2017, Cemig completed the shareholding restructuring involving transfer to Taesa of the equity interests held by Cemig GT in the following transmission concession holders:

•	Companhia Transleste de Transmissão S.A. (‘Transleste’),

•	Companhia Transudeste de Transmissão S.A. (‘Transudeste’), and

•	Companhia Transirapé de Transmissão S.A. (‘Transirapé’)

(‘the Transmineiras Companies’). The amount received by Cemig was R$ 56.

17.	PROPERTY, PLANT AND EQUIPMENT

	2017			2016
	Historical cost	Accumulated depreciation	Net value	Historical cost	Accumulated depreciation	Net value
In service
Land	225	(14)	211	287	(8)	279
Reservoirs, dams and watercourses	3,285	(2,051)	1,234	5,347	(3,586)	1,761
Buildings, works and improvements	1,117	(786)	331	1,789	(1,371)	418
Machinery and equipment	2,936	(2,062)	874	4,519	(3,347)	1,172
Vehicles	29	(26)	3	29	(25)	4
Furniture and utensils	16	(13)	3	15	(12)	3

	7,608	(4,952)	2,656	11,986	(8,349)	3,637
In progress	106	—	106	138	—	138

Net property, plant and equipment	7,714	(4,952)	2,762	12,124	(8,349)	3,775

This table shows the changes in PP&E:

	2016	Addition	Jaguara, Miranda and Volta Grande Plants (1)	Disposals	Depreciation	Transfers / capitalizations	2017
In service
Land	279	—	(61)	(1)	(6)	—	211
Reservoirs, dams and watercourses	1,761	—	(441)	(4)	(85)	3	1,234
Buildings, works and improvements	418	—	(69)	—	(20)	2	331
Machinery and equipment	1,172	—	(305)	(5)	(93)	105	874
Vehicles	4	—	—	—	(1)	—	3
Furniture and utensils	3	—	—	—	—	—	3

	3,637	—	(876)	(10)	(205)	110	2,656
In progress	138	83		(17)	—	(98)	106

Net property, plant and equipment	3,775	83	(876)	(27)	(205)	12	2,762

(1)	Transferred to Concession financial assets , in relation to the Jaguara, Miranda and Volta Grande Plants (more details in Note 15).

	2015	Addition	Disposals	Depreciation	Transfers / capitalizations	2016
In service
Land	279	—	—	—	—	279
Reservoirs, dams and watercourses	1,830	—	—	(99)	30	1,761
Buildings, works and improvements	437	—	(1)	(23)	5	418
Machinery and equipment	1,192	—	(42)	(110)	132	1,172
Vehicles	8	—	—	(2)	(2)	4
Furniture and utensils	4	—	—	—	(1)	3

	3,750	—	(43)	(234)	164	3,637
In progress	190	120	(13)	—	(159)	138

Net property, plant and equipment	3,940	120	(56)	(234)	5	3,775

	2014	Additions	Disposals	Transfer of assets to Aliança Geração de Energia	Indemnity receivable	Depreciation	Transfers to Other long term assets	Transfers / capitalizations	2015
In service
Land	372	—	(12)	(41)	(16)	(3)	(17)	(4)	279
Reservoirs, dams and water courses	2,261	—	—	(163)	(46)	(127)	(102)	7	1,830
Buildings, works and improvements	609	—	(1)	(116)	(17)	(32)	(13)	7	437
Machinery and equipment	2,053	—	(3)	(308)	(466)	(149)	(69)	134	1,192
Vehicles	9	—	—	—	—	(3)	—	2	8
Furniture and utensils	5	—	—	—	—	—	—	(1)	4

	5,309	—	(16)	(628)	(545)	(314)	(201)	145	3,750
In progress	235	126	(4)	(3)	(1)	(1)	(22)	(140)	190

Net PP&E	5,544	126	(20)	(631)	(546)	(315)	(223)	5	3,940

The average annual depreciation rate for the year 2017 is 3.14% (cf. 3.51% in 2016 and 3.39% in 2015). Depreciation rates, which take into consideration the expected useful life of the assets, are revised annually by Management.

The Company has not identified any evidence of impairment of its Property, plant and equipment assets. The generation concession contracts provide that at the end of each concession the grantor must determine the amount to be paid to Cemig GT for the residual value of the infrastructure assets. Management believes that the amounts ultimately received will be higher than the historical residual value.

The residual value of the assets is the residual balance of the assets at the end of the concession contract which will be transferred to the grantor at the end of the concession contract and for which Cemig is entitled to receive in cash. For contracts under which Cemig does not have a right to receive such amounts or there is uncertainty related to collection of the amounts, such as in the case of thermal generation and hydroelectric generation as an independent power producer, no residual value is recognized, and the depreciation rates are adjusted so that all the assets are depreciated within the concession term.

Consortium

Cemig GT is a partner in the electricity generation consortium for the Queimado plant, for which no separate company with independent legal existence was formed to manage the object of the concession, whose controls are being kept in Fixed assets and Intangible assets. Cemig GT’s portion in the consortium is recorded and controlled separately in the respective categories of PP&E and Intangible assets.

	Interest in power output, %	Average annual depreciation rate %	2017	2016
In service
Queimado plant	82.50	4.0	217	217
Accumulated depreciation	—	—	(91)	(90)

Total in operation			126	127

18.	INTANGIBLE ASSETS

Concession intangible assets

In accordance with IFRIC 12, the portion of the distribution infrastructure that will be amortized during the concession period, comprising of the distribution assets, net of the interests held by customers (‘Special Obligations’), is reported as an intangible asset.

The amortization reflects the pattern in which future economic benefits of the asset are expected to be consumed by the Company. The consumption pattern of the assets are related to the economic useful lives of each of the underlying assets that comprise the concession. This economic useful life is also used by the regulator to determine the basis for measuring the tariff for rendering the services of the concession.

a)	Composition of the balance at December 31, 2017 and 2016

	2017			2016
	Historical cost	Accumulated amortization	Residual value	Historical cost	Accumulated amortization	Residual value
In service
Useful life defined
Temporary easements	12	(2)	10	12	(2)	10
Paid concession	19	(11)	8	19	(10)	9
Assets of concession	17,837	(7,402)	10,435	16,288	(7,040)	9,248
Others	82	(65)	17	77	(59)	18

	17,950	(7,480)	10,470	16,396	(7,111)	9,285
In progress	686	—	686	1,535	—	1,535

Net intangible assets	18,636	(7,480)	11,156	17,931	(7,111)	10,820

b)	Changes in Intangible assets

	2016	Addition	Disposals	Amortization	Transfer (1)	2017
In service
Useful life defined
Temporary easements	10	—	—	—	—	10
Paid concession	9	—	—	(1)	—	8
Assets of concession	9,248	—	(11)	(638)	1,836	10,435
Others	18	—	—	(7)	6	17

	9,285	—	(11)	(646)	1,842	10,470
In progress	1,535	1,105	(8)	—	(1,946)	686

Net intangible assets	10,820	1,105	(19)	(646)	(104)	11,156

(1)	The residual balance of the transfers refers to the balances transferred to Financial assets.

	2015	Addition	Special obligations – write-down (1)	Disposals	Amortization	Transfer (2)	2016
In service
Useful life defined
Temporary easements	10	—	—	—	—	—	10
Paid concession	9	—	—	—		—	9
Assets of concession	8,967	6	98	(32)	(595)	804	9,248
Others	14	—	—	—	(4)	8	18

	9,000	6	98	(32)	(599)	812	9,285
In progress	1,275	1,157	—	(8)	—	(889)	1,535

Net intangible assets	10,275	1,163	98	(40)	(599)	(77)	10,820

(1)	The write-down of a Special Obligation arises from signature of a Debt Recognition Contract by Eletrobras, in the amount of R$ 98, for restitution of amounts calculated in the final settlement of Financing and Subsidy Contracts for the Luz Para Todos (‘Light for All’) program, with funds from the CDE account, and return of funds related to the Global Reversion Reserve (RGR).
(2)	The residual balance of the transfers refers to the balances transferred to Financial assets.

	2014	Additions	Transfer of assets to Aliança Geração de Energia	Disposals	Amortization	Transfer from Financial to Intangible on renewal of concessions(*)	Transfers	2015
In service
Useful life defined
Temporary easements	12	—	(2)	—	—	—	—	10
Paid concession	24	—	(13)	—	(2)	—	—	9
Assets of concession	2,223	8	—	(21)	(512)	7,162	107	8,967
Other	17	—	1	—	(5)	—	1	14

	2,276	8	(14)	(21)	(519)	7,162	108	9,000
In progress	1,103	1,108	—	(17)	—	—	(919)	1,275

Net intangible assets	3,379	1,116	(14)	(38)	(519)	7,162	(811)	10,275

(*)	See comments in Note 15.

The intangible asset Easements, onerous concessions, assets of concession, and Others, are amortizable by the straight-line method and taking into account the consumption pattern of these rights. The Company have not identified any evidence of impairment of its intangible assets. The Company has no intangible assets with non-defined useful life. The amount of additions in 2017, R$ 1,143 , includes R$ 71 (R$ 142 in 2016 and R$159 in 2015) of capitalized borrowing costs, as presented in Note 21.

The annual average amortization rate is 3.85%. The main amortization reflect the expected pattern of their consumption as follows:

Under the regulations of the electricity sector, goods and facilities used in the distribution are linked to these services, and cannot be withdrawn, disposed of, assigned or given in mortgage guarantee without the prior express authorization of the Regulator. Undoing of that link, for assets of an electricity concession requires that the proceeds of the disposal are used for purposes of the concession.

On December 31, 2017 Cemig D has recorded as Intangible assets the gross book value of R$ 2,368 (R$ 2,243 at December 31, 2016) relating to assets fully amortized but still in operation. These assets are not considered as regulatory assets in the determination of the tariffs of Cemig D.

19.	SUPPLIERS

	2017	2016
Energy on spot market – CCEE (1)	468	168
Charges for use of energy network (2)	153	78
Energy purchased for resale (3)	871	677
Itaipu Binacional	240	207
Gas bought for resale	187	462
Materials and services	424	348

	2,343	1,940

(1)	The balance payable to the CCEE refers basically to the hydrological risk of quotas for Itaipu. The increase in the balance payable, due to the hydrological risk, and also of the CCEARs, is associated with the adverse hydrological context.
(2)	The charges payable by distribution and generation agents for use of the facilities that are components of the national grid. The amounts to be paid are set by an Aneel Resolution.
(3)	In 2017 the Company reported higher expenses of energy due to the higher cost of supply in the wholesale market, arising from the low level of reservoirs, which resulted in lower output of power by the hydroelectric plants.

20.	TAXES, INCOME TAX AND SOCIAL CONTRIBUTION

a)	Taxes payable

	2017	2016
Current
ICMS (I)	497	502
Cofins	126	128
Pasep	27	28
Social security contributions	20	25
Others	35	111

	705	794
Non-current
Cofins (II)	24	595
Pasep (II)	4	129

	28	724

	733	1,518

Amounts to be restituted to customers
Non-current
Pasep and Cofins (II)	1,087	—

	1,087	—

(I)	The Tax Anmesty Program (PRCT).

In 2017 the subsidiaries Cemig D and Cemig GT joined the terms of the Minas Gerais State Tax Anmesty Program (Plano de Regularização de Créditos Tributários, or PRCT), for payment of ICMS through installments, updated and net of the reductions of penalty payments and interest as specified in State Law 22,549, and subsequent decrees that specified the conditions for payment of tax debits by installments.

The main tax issues that led to the decision of Cemig D to subscribe to the PRCT relate to ICMS on the CDE subvention in the period January 2013 to October 2016, and also to the classification of residential condominiums in the commercial category, which has a different ICMS rate, generating disagreement with the tax authority on interpretation, over the period 2013 to 2015. The amount included in the PRCT for Cemig D, in the amount of R$ 558, net of the reduction in interest and penalty payments by 90%, will be paid in 6 (six) installments, adjusted at a 50% of the Selic rate.

As of December 31, 2017 Cemig D had settled 3 (three) installments in the amount of R$ 282, with a balance of R$ 283 to be settled by March 2018.

The tax issue that led to Cemig GT adopting the PRCT relates to payment of ICMS on transfer of power supply received from a Consortium, where there was a difference in understanding between the Company and the tax authority in relation to the moment of payment. The amount of R$ 30, net of the 95% reduction in interest and penalties, was settled on October 31, 2017.

The total effects of acceptance of the PRCT, in the total amount of R$ 595, were recognized in the Statement of income for the year ended December 31, 2017.

Additionally, on December 31, 2017 The Company had a balance of ICMS payable, of R$ 214, arising from their operations.

(II)	On December 31, 2016 the long-term obligations for the Pasep and Cofins included the amounts relating to the Court challenge of the constitutionality of inclusion of the amount of ICMS tax within the base amount on which these contributions are calculated. The subsidiaries Cemig D and Cemig GT obtain interim relief from the Court allowing them not to make the payment and authorizing payment of the deposits into court (starting in 2008), and maintained this procedure until August 2011. After that date, while continuing to challenge the basis of the calculation in court, it opted to pay the taxes monthly.

In October 2017, the Federal Supreme Court (STF) published its Joint Judgment on the Extraordinary Appeal, on the basis of setting a global precedent, in favor of the argument of the subsidiaries. Based on the opinion of its legal advisers, the subsidiaries adopted the following procedures:

•	Cemig GT reversed the provision in the amount of R$ 101, with effect on Net income for 2017, recording the reversal as a deductions of revenue.

•	Cemig D wrote down the liabilities relating to these contributions, constituting a liability to its customers in the amount of R$ 1,087, which is of an equivalent level to the updated amount of the escrow deposits already made which total R$ 1,110, net of the Pasep and Cofins incident on its revenue from updating, in the amount of R$ 23. This liability was recorded considering that the subsidiary passes to its Customers the tax effects incident upon its electricity bill, maintaining the neutrality of tariffs. The restitution to Customers will depend upon the court escrow deposit being lifted and a decision by Aneel on the mechanisms to be adopted. The net effect arising from the postings in question on the net income for the year, was null.

Income and Social Contribution

	2017	2016
Current
Income	88	19
Social contribution	27	8

	115	27

21.	LOANS, FINANCINGS AND DEBENTURES

Financing source	Principal maturity	Annual financial cost %	Currency	2017			2016
				Current	Non-current	Total	Total
FOREIGN CURRENCY
KfW	2019	1,78%	Euros	4	—	4	7
Eurobonds	2024	9.25%	USD	25	3,308	3,333	—
Banco do Brasil: Various Bonds (1)	2024	Various	US$	2	22	24	23
(-) Transaction costs				—	(15)	(15)	—
(-) Interest paid in advance				—	(48)	(48)	—

Debt in foreign currency				31	3,267	3,298	30
BRAZILIAN CURRENCY
Banco do Brasil	2017	108.33% of the CDI Rate	R$	—	—	—	73
Banco do Brasil	2017	108.00% of CDI	R$	—	—	—	151
Banco do Brasil	2017	111.00% of CDI Rate	R$	—	—	—	51
Banco do Brasil	2021	140.00% of CDI Rate	R$	1	741	742	1,156
Banco do Brasil	2022	146.50% of CDI	R$	—	500	500	510
BNDES	2017	TJLP+2.34%	R$	—	—	—	74
Caixa Econômica Federal	2018	119.00% of CDI	R$	8	—	8	109
Caixa Econômica Federal	2022	146.50% of CDI	R$	1	626	627	698
Eletrobras	2023	UFIR; RGR + 6.00 to 8.00%	R$	17	33	50	68
Large customers	2024	Various	R$	2	2	4	6
Finep	2018	TJLP + 5% and TJLP + 8%	R$	2	—	2	6
Promissory Notes – 7th Issue	2017	128.00% of CDI	R$	—	—	—	674
Banco da Amazônia S.A.	2018	CDI + 1.90%	R$	122	—	122	123
Sonda (2)	2021	110.00% of CDI	R$	—	42	42	83
(-) Transaction costs				(2)	(24)	(26)	(53)
Debt in Brazilian currency				151	1,920	2,071	3,729

Total of loans and financings				182	5,187	5,369	3,759

Debentures – 3rd Issue, 1st series (3)	2017	CDI + 0.90%	R$	—	—	—	543
Debentures – 3rd Issue, 2nd Series (3)	2019	IPCA + 6.00%	R$	158	143	301	293
Debentures – 3rd Issue, 3rd Series (3)	2022	IPCA + 6.20%	R$	51	960	1,011	984
Debentures – 5th Issue, 1st series (3)	2018	CDI + 1.70%	R$	703	—	703	1,411
Debentures – 6th Issue, 1st series (3)	2018	CDI + 1.60%	R$	508	—	508	1,041
Debentures – 6th Issue, 2nd series (3)	2020	IPCA +8.07%	R$	1	31	32	31
Debentures – 7th Issue, 1st series (3)	2021	140.00% of CDI	R$	47	1,636	1,683	2,242
Debentures – 2nd Issue (4)	2017	IPCA + 7.96%	R$	—	—	—	235
Debentures – 3rd Issue, 1st series (4)	2018	CDI + 0.69%	R$	447	—	447	464
Debentures – 3rd Issue, 2nd series (4)	2021	IPCA + 4.70%	R$	59	1,478	1,537	1,496
Debentures – 3rd Issue, 3rd series (4)	2025	IPCA + 5.10%	R$	39	882	921	896
Debentures – 4th Issue, single series (4)	2018	CDI + 4.05%	R$	20	—	20	1,627
Debentures – 5th Issue, single series (4)	2022	146.50% of CDI	R$	1	1,575	1,576	—
Debentures (5)	2018	CDI + 1.60%	R$	100	—	100	101
Debentures (5)	2018	CDI + 0.74%	R$	34	—	34	67
Debentures (5)	2022	TJLP+1.82% (75%); Selic+1.82% (25%)	R$	33	122	155	133
Debentures (5)	2019	116.50% of CDI	R$	—	50	50	—
Debentures (2)	2019	128.50% of CDI	R$	15	11	26	—
(-) FIC Pampulha: Securities of subsidiary companies (6)				(25)	—	(25)	(65)
(-) Transaction costs				(2)	(48)	(50)	(79)

Total, debentures				2,189	6,840	9,029	11,420

Overall total				2,371	12,027	14,398	15,179

(1)	Net balance of the Restructured Debt comprising bonds at par and discounted, with balance of R$ 149, less the amounts given as Deposits in guarantee, with balance of R$ 126. Interest rates vary – from 2 to 8% p.a.; six-month Libor plus spread of 0.81% to 0.88% p.a.
(2)	CemigTelecom.
(3)	Cemig Geração e Transmissão.
(4)	Cemig Distribuição.
(5)	Gasmig.
(6)	FIC Pampulha has financial investments in securities issued by subsidiaries of the Company. For more information on this fund, see Note 30.

Guarantees

The guarantees of the debtor balance on loans and financings, on December 31, 2017, were as follows:

2017
Promissory Notes and Sureties	8,850
Receivables	3,963
Shares	1,390
Without guarantee	195

TOTAL	14,398

The composition of loans, financings and debentures, by currency and indexor, with the respective amortization, is as follows:

	2018	2019	2020	2021	2022	2023	2024	After 2024	Total
Currency
Euros	4	—	—	—	—	—	—	—	4
US dollar	27	—	—	—	—	—	3,330	—	3,357

Total, currency denominated	31	—	—	—	—	—	3,330	—	3,361
Indexors
IPCA (1)	308	647	820	819	547	220	220	220	3,801
Ufir / RGR (2)	17	13	11	3	3	2	—	—	49
CDI (3)	1,990	1,044	1,165	1,571	1,432	—	—	—	7,202
URTJ / TJLP (4)	27	23	23	23	23	—	—	—	119
IGP–DI (5)	2	—	1	—	—	1		—	4

Total governed by indexors	2,344	1,727	2,020	2,416	2,005	223	220	220	11,175

(-) Transaction costs	(4)	(15)	(19)	(22)	(15)	—	(16)	—	(91)
(-) Interest paid in advance	—	—	—	—	—	—	(47)	—	(47)

Overall total	2,371	1,712	2,001	2,394	1,990	223	3,487	220	14,398

(1)	Expanded National Customer Price (IPCA) Index.
(2)	Fiscal Reference Unit (Ufir / RGR).
(3)	CDI: Interbank Rate for Certificates of Deposit.
(4)	URTJ: Interest rate reference unit.
(5)	IGP-DI (‘General – Domestic Availability’) Price Index.

The principal currencies and indexors used for monetary updating of loans and financings had the following variations:

Currency	Accumulated change in 2017, %	Accumulated change in 2016, %	Indexor	Accumulated change in 2017, %	Accumulated change in 2016, %
US dollar	1.50	(16.54)	IPCA	2.95	6.29
Euros	15.41	(19.10)	CDI	9.93	14.06

The changes in loans, financings and debentures were as follows:

Balance on December 31, 2014	13,509
Loans and financings obtained	5,817
Funding costs	(78)
Financings obtained net of funding costs	5,739
Monetary and exchange rate variation	400
Financial charges provisioned	1,529
Amortization of transaction cost	16
Financial charges paid	(1,331)
Amortization of financings	(4,695)

Balance on December 31, 2015	15,167
Loans and financings obtained	5,878
(-) Transaction costs	(141)

Financings obtained, net	5,737
Monetary and exchange rate variation	231
Financial charges provisioned	2,002
Amortization of transaction cost	68
Financial charges paid	(2,369)
Amortization of financings	(5,592)

Subtotal	15,244
(–) FIC Pampulha: Securities of subsidiary companies	(65)

Balance at December 31, 2016	15,179
Loans and financings obtained	3,363
(–) Transaction costs (1)	(16)
(–) Interest paid in advance (1)	(48)

Financings obtained, net	3,299
Transaction costs (2)	(11)
Monetary and exchange rate variation	168
Financial charges provisioned	1,537
Amortization of transaction cost	67
Financial charges paid	(1,749)
Amortization of financings	(4,131)

Subtotal	14,359
FIC Pampulha: Securities of subsidiary companies	39

Balance on December 31, 2017	14,398

(1)	Includes taxes with no cash effect, of R$ 10.
(2)	Transaction costs arising from the 5th issue of debentures by Cemig D, as per table of funds raised below.

Borrowing costs, capitalized

Costs of loans directly related to acquisition, construction or production of an asset which necessarily requires a significant time to be concluded for the purpose of use or sale are capitalized as part of the cost of the corresponding asset. For borrowings raised for the construction of a specific PP&E asset, the Company capitalizes all of the financial costs related to the borrowings directly to the respective assets being financed. For other borrowings raised that are not linked directly to a specific PP&E asset, a weighted average rate is established for the capitalization of the costs of those loans. All other costs of loans are recorded as finance costs in the period in which they are incurred. Costs of loans include interest and other costs incurred by the Company in relation to the loan.

The subsidiaries Cemig D and Gasmig transferred to Intangible assets the costs of loans and financings linked to working in progress, as follows:

	2017	2016	2015
Costs of loans and financings	1,604	2,070	1,545
Financing costs on Intangible assets	(71)	(142)	(159)

Net effect in Profit or loss	1,533	1,928	1,386

The amounts of the capitalized borrowing costs have been excluded from the statement of cash flows, in the additions to cash flow of investment activities, because they do not represent an outflow of cash for acquisition of the related asset.

The average rate of capitalization of the loans and financings whose costs were transferred to work in progress was 14.28% (18.02% in 2016 and 15.25% in 2015).

Funding raised

This table gives the totals of funds raised in 2017, 2016 and 2015:

Financing source 2017	Signature date	Principal maturity	Annual financing cost – %	Amount (*)
Foreign currency
Eurobonds	12/05/2017	2024	9.25%	3,252
(–) Transaction costs (*)				(16)
Interest paid in advance (*)				(48)
Brazilian currency
Debentures (1)	11/04/2013	2022	CDI + 0.74%	34
Debentures (2)	04/22/2017	2019	128.50% of CDI	26
Debentures – 5th Issue, single series (3)	12/14/2017	2022	146.50% of CDI	1,575
(–) Transaction costs (3)				(11)

Total raised				4,812

(*)	Includes taxes without cash effect, of R$ 10.
(1)	Subscription by BNDESPar of Gasmig’s fourth debentures Issue, in June 2017, to support the plan for investment in expansion of the gas distribution network.
(2)	CemigTelecom completed its second issue of non-convertible debentures in May 2017 with real guarantees and additional surety, in a single series, to roll over debt and strengthen cash position.
(3)	On December 14, 2017 Cemig Telecom made its 5th issue of non-convertible debentures, with maturity 4.5 years, annual remuneration of 146.50% of the CDI, to be amortized in 36 monthly installments becoming due as from July 2019. Payment for subscription of the Debentures of the 5th issue was made with the debentures of the 4th issue – thus there was no cash effect in the Company.

Funding raised 2016	Principal maturity	Annual financial cost, %	Amount raised
Brazilian currency
Caixa Econômica Federal – Cemig D	2020	132.14% of CDI	674
Debentures (Cemig D)	2018	CDI + 4.05%	1,575
KfW (Cemig GT)	2018	1.78%	2
Promissory Notes – Cemig GT – 7th Issue	2017	128% of CDI	606
Debentures – 4th Issue – 7th Series (Gasmig)	2020	TJLP	24
Debentures – 7th Issue (CEMIG GT)	2021	140% of CDI	2,195
Banco do Brasil	2018	132.90% of CDI	580
Sonda (Cemig Telecom)	2021	110% of CDI	81

Financings obtained net of funding costs			5,737

Funding raised 2015	Principal maturity	Annual financial cost, %	Amount raised
Brazilian currency
Banco do Brasil (Cemig GT)	2015	106.90% of CDI	593
Debentures 6th Issue – 1st Series (Cemig GT)	2018	CDI + 1.60%	967
Debentures 6th Issue – 2nd Series (Cemig GT)	2020	IPCA + 8.07%	27
Promissory Notes – 6th Issue (Cemig GT)	2016	120% of CDI	1,407
Banco da Amazônia (Cemig GT)	2018	CDI + 1.90%	118
Caixa Econômica Federal (Cemig D)	2018	119% of CDI	200
Promissory Notes – 8th Issue (Cemig D)	2016	111.70% of CDI	1,685
Banco do Brasil (Cemig D)	2020	114% of CDI	487
Banco do Brasil (Cemig D)	2017	111% of CDI	98
Debentures – 4th Issue (Gasmig)	2022	TJLP + 7.82 (75%) and Selic + 1.82 (25%)	34
Debentures – 5th Issue (Gasmig)	2018	CDI + 1.60%	100
Itaú Unibanco/Banco BBM (Cemig Telecom)	2016	120% of CDI	23

Total funding			5,739

Eurobonds

In December 2017 Cemig GT issued Eurobonds in the international market for a total of US$ 1,000, with six-monthly coupon, at 9.25% p.a. The 7-year issue has maturity in December 2024, with an option for prepayment, without premium after six years from issue.

The issuance had a surety guarantee from the Company, and proceeds were used to amortize short-term debt. Fitch and Standard&Poors gave the issue the rating ‘B’.

To protect against foreign exchange variation, concomitantly with the receipt of proceeds on December 5, 2017, Cemig GT contracted a hedge transaction, at the cost of 150.5% of the variation arising from the CDI, for the total amount including the interest, through a combination of interest rate swap and call spread on the principal (i.e. in which Cemig GT accepts that the protection is up to an agreed price level). The issuance deed had restrictive covenants and specified default events, which could generate early maturity of the debt. The package of covenants contains restrictions on investment, on indebtedness, on payment of dividends, and real guarantees, among other items, thus providing a combination of operational and financial flexibility for the issue and protection for investors. The covenants were defined according to the commonly accepted covenants for High Yield issues, and will cease to apply if and when Cemig GT is rated ‘investment grade’ by two rating agencies.

Debentures

The debentures issued by the Company’s subsidiaries are not convertible into shares, and have the following characteristics:

Issuer	Type of guarantee	Annual cost, %	Maturity	2017	2016
Cemig GT – 3rd Issue – 1st Series	Unsecured	CDI Rate + 0.90%	2017	—	543
Cemig GT – 3rd Issue – 2nd Series	Unsecured	IPCA + 6.00%	2019	301	293
Cemig GT – 3rd Issue – 3rd Series	Unsecured	IPCA + 6.20%	2022	1,011	984
Cemig GT – 5th Issue, 1st Series	Unsecured	CDI + 1.70%	2018	703	1,411
Cemig GT – 6th Issue – 1st Series	Surety	CDI + 1.60%	2018	508	1,041
Cemig GT – 6th Issue – 2nd Series	Surety	IPCA +8.07%	2020	32	31
Cemig GT – 7th Issue – 1st Series	Receivables (Revenue)	140.00% of CDI	2021	1,683	2,242
Cemig D – 2nd Issue	None	IPCA + 7.96%	2017	—	235
Cemig D – 3rd Issue – 1st Series	Surety	CDI + 0.69%	2018	447	464
Cemig D – 3rd Issue – 2nd Series	Surety	IPCA + 4.70%	2021	1,537	1,496
Cemig D – 3rd Issue – 3rd Series	Surety	IPCA + 5.10%	2025	921	896
Cemig D – 4th Issue – single Series	Surety	CDI + 4.05%	2018	20	1,627
Cemig D – 5th Issue – single Series	Surety /Receivables	146.50% of CDI	2022	1,576	—
Gasmig	Unsecured	CDI + 1.60%	2018	100	101
Gasmig	Unsecured	CDI + 0.74%	2018	34	67
Gasmig	Unsecured	TJLP+1.82% (75%); Selic+1.82% (25%)	2022	155	133
Gasmig	Unsecured	116.50% of CDI	2019	50	—
CemigTelecom	Receivables	128.50% of CDI	2019	26	—
(–) FIC Pampulha: Securities of subsidiary companies				(25)	(65)
(–) Transaction costs				(50)	(79)

TOTAL				9,029	11,420

For the debentures issued by the subsidiaries, there are no agreements for renegotiation, nor debentures held in treasury. There is an early maturity clause for cross-default in the event of non-payment, by Cemig GT or by the Company, of any pecuniary obligation with individual or aggregate value greater than R$ 50 million (“cross default”).

Restrictive covenants

The Company has contracts with covenants linked to financial index, as follows:

Title	Parameter	Ratio required – Issuer	Ratio required – Cemig (Guarantor)	Compliance required
Banco do Brasil: Bank Credit Notes, and Fixed Credit Cemig GT (1)	Net debt / (Ebitda + Dividends received)

The following, or less:

5.5 on June 30, 2018

5.0 on December 31, 2018

5.0 on June 30, 2019

4.5 on December 31, 2019

4.5 on June 30, 2020

3.0 on December 31, 2020

3.0 on June 30, 2021

2.5 on / after Dec. 31, 2021

The following, or less:

4.5 on June 30, 2018

4.25 on December 31, 2018

4.25 on June 30, 2019

3.5 on December 31, 2019

3.5 on June 30, 2020

3.0 on December 31, 2020

3.0 on June 30, 2021

2.5 on / after Dec. 31, 2021

Half-yearly

7th Debenture Issue Cemig GT (2)	Net debt / (Ebitda + Dividends received)	The following, or less: 5.5 in 2017 5.0 in 2018 4.5 in 2019 3.0 in 2020 2.5 in 2021	The following, or less: 4.5 in 2017 4.25 in 2018 3.5 in 2019 3.0 in 2020 2.5 in 2021	Half-yearly

Eurobonds Cemig GT (3)	Net debt / Ebitda adjusted for the Covenant

The following, or less:

5.5 on December 31, 2017

5.5 on June 30, 2018

5.0 on December 31, 2018

5.0 on June 30, 2019

4.5 on December 31, 2019

4.5 on June 30, 2020

3.0 on December 31, 2020

3.0 on June 30, 2021

2.5 on /after Dec. 31, 2021

The following, or less:

5.0 on December 31, 2017

5.0 on June 30, 2018

4.25 on December 31, 2018

4.25 on June 30, 2019

3.5 on December 31, 2019

3.5 on June 30, 2020

3.0 on December 31, 2020

3.0 on June 30, 2021

3.0 on and after Dec. 31, 2021

Half-yearly

Bank Credit Notes of Banco do Brasil and Caixa Econômica Federal; and 5th Debenture Issue CEMIG D (4)	Net debt / (Ebitda + Dividends received)

The following, or less:

7.5 on December 31, 2017

7.5 on June 30, 2018

4.5 on December 31, 2018

3.8 on June 30, 2019

3.8 on December 31, 2019

3.3 on June 30, 2020

3.3 on December 31, 2020

3.3 on June 30, 2021

3.3 on /after Dec. 31, 2021

The following, or less:

4.5 on December 31, 2017

4.5 on June 30, 2018

4.25 on December 31, 2018

4.25 on June 30, 2019

3.5 on December 31, 2019

3.5 on June 30, 2020

3.0 on December 31, 2020

3.0 on June 30, 2021

2.5 on / after Dec. 31, 2021

Half-yearly
	Current liquidity	0.6x on/after Dec. 31, 2017	0.6x on/ after Dec. 31, 2027

	Overall indebtedness (Total liabilities/Total assets)	Less than 0.6	—	Annual
Gasmig – Debentures (5)	Ebitda / Debt servicing	1.3 or more	—	Annual
	Ebitda / Net finance income (expenses)	2.5 or more	—	Annual
	Net debt / Ebitda	2.5 or less	—	Annual

(1)	Through contractual amendments, a further early maturity clause was added to Cemig GT’s Bank Credit Notes and Fixed Credit Line with Banco do Brasil, requiring compliance with a financial ratio similar to that required by the 7th Debenture Issue.
(2)	7th Issue of Debentures by Cemig GT, in December 2016, of R$ 2,240.
(3)	There is also an obligation to comply with a ‘maintenance’ covenant – which requires that the debt in Cemig Consolidated (as per financial statements), shall have asset guarantee for debt of 1.75x Ebitda (2.0 in December 2017); and a ‘damage’ covenant, requiring real guarantee for debt in Cemig GT of 1.5x Ebitda. In the event that ‘maintenance financial covenants’ are exceeded at any time, the interest rate will automatically be increased by 2% p.a. as long as the excess continues.
(4)	The Bank Credit Notes of Banco do Brasil and Caixa Econômica Federal were amended in December 2017, to include requirement for 6-monthly compliance with covenants as described above. The 5th Debenture Issue included demand ability of compliance with the Covenants.
(5)	If Gasmig does not achieve the required covenants, Gasmig must, within 120 days from the date of notice in writing from BNDES or BNDESPar, constitute guarantees acceptable to the debenture holders for the total amount of the debt, subject to the rules of the National Monetary Council (CMN), unless the required ratios are restored within that period. Cross-default: Certain contractually specified situations can cause early maturity of other debts.

As of December 31, 2017, the Company was in compliance with the covenants requiring annual and semi-annual compliance.

22.	REGULATORY CHARGES

	2017	2016
Assets
Receivable from Eletrobras – RGR (1)	—	48
Receivable from Eletrobras – CDE	4	90
Liabilities
Global Reversion Reserve (RGR)	37	35
Energy Development Account (CDE)	206	189
Aneel inspection charge	2	3
Energy Efficiency	224	288
Research and development	233	234
Energy System Expansion Research	3	3
National Scientific and Technological Development Fund	5	5
Proinfa – Alternative Energy Program	7	8
Royalties for use of water resources	15	23
Emergency capacity charge	31	31
Customer charges – ‘Tariff Flag’ amounts	—	17

	763	836

Current liabilities	513	381
Non-current liabilities	250	455

(1)	Cemig GT requested from Aneel a review of the amounts paid for the RGR Contribution in prior years, due to the basis of calculation used at the time for calculation of the charge. Cemig GT recognized the right to recover the amount paid in excess, to be offset against RGR payable, only after the conclusion, in 2016, of a judgment by Aneel, as per Aneel Technical Note 162/2016, which accepted Cemig GT’s claim. As per decision by Aneel, management of the RGR became the responsibility of Eletrobras.

23.	POST-RETIREMENT OBLIGATION

The Forluz Pension plan (a Supplementary retirement pension plan)

Cemig is a sponsor of Forluz – Forluminas Social Security Foundation, a non-profit legal entity whose object is to provide its associates and participants and their dependents with a finance income to complement retirement and pension, in accordance with the pension plan that they are subscribed in.

Forluz makes the following supplementary pension benefit plans available to its participants:

Mixed Benefit Plan (‘Plan B’): This plan operates as a defined-contribution plan in the fund accumulation phase for retirement benefits for normal time of service, and as a defined-benefit plan for disability or death of participants still in active employment, and for receipt of benefits for time of contribution. The Sponsors match the basic monthly contributions of the participants. This is the only plan open for joining by new participants.

Funded Benefit Plan (‘Plan A’): This plan includes all currently employed and assisted participants who opted to migrate from the Company’s previously sponsored defined benefit plan, and are entitled to a benefit proportional to those balances. For participants who are still working, this benefit has been deferred to the retirement date.

Cemig, Cemig GT and Cemig D also maintain, independently of the plans made available by Forluz, payments of part of the life insurance premium for the retirees, and contribute to a health plan and a dental plan for the active employees, retired employees and dependents, administered by Cemig Saúde.

Amortization of the actuarial obligations and recognition in the financial statements

In this Note the Company states its obligations and expenses incurred for purposes of the Retirement Plan, Health Plan, Dental Plan and the Life Insurance Plan in accordance with the terms of IAS 19—Employee Benefits, and the independent actuarial opinion issued as of December 31, 2017.

The Company have recognized an obligation for past actuarial deficits relating to the pension fund in the amount of R$ 721 on December 31, 2017 (R$ 787 on December 31, 2016). This amount has been recognized as an obligation payable by Cemig and its subsidiaries, and is being amortized by June 2024, through monthly installments calculated by the system of constant installments (known as the ‘Price’ table), and adjusted by the IPCA (Expanded National Customer Price) inflation index (published by the Brazilian Geography and Statistics Institute – IBGE) plus 6% per year. The Company is required to pay this debt even if Forluz has a surplus, the Company maintain recorded the debt in full, and record the effects of monetary updating and interest in finance income (expenses) in the Statement of income.

Agreement to cover the deficit on Forluz Pension Plan ‘A’

In May 2017 Forluz and the sponsors Cemig, Cemig GT and Cemig D signed an Instrument of Assumption of Debt for Coverage of Deficit in accordance with the deficit solution plan for Plan A (the Retirement Benefits Balances Plan) approved by the Governing Council of Forluz on December 15, 2016. On December 31, 2017 the total amount payable by Cemig and its subsidiaries Cemig D and Cemig GT as a result of the deficit found in Plan A is R$ 283 with monthly amortizations up to June 2031, calculated by the system of constant installments (known as the ‘Price Table’). Remuneratory interest applicable to the outstanding balance is 6% p.a., plus the effect of the IPCA (Expanded National Customer Price) index published by the IBGE.

In February 2018 the Board of Directors of Cemig authorized signature of a new Debt Assumption Instrument between Forluz and the sponsors Cemig, Cemig GT and Cemig D, in accordance with a plan for coverage of the deficit of Plan A of Forluz. The total amount to be paid by Cemig and its subsidiaries as a result of the deficit found in Plan A is R$ 99, through 167 monthly installments. Remuneratory interest applicable to the outstanding balance is 6% p.a., plus the effect of the IPCA (Expanded National Customer Price) index published by the IBGE. If the plan reaches actuarial surplus before the full period of amortization of the contract, The Company will not be required to pay the remaining installments and the contract will be extinguished.

Actuarial information

The actuarial information is as follows:

2017	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Present value of funded obligations	10,545	1,809	39	270	12,663
Fair value of plan assets	(8,546)	—	—	—	(8,546)

Initial net liabilities	1,999	1,809	39	270	4,117
Adjustment to asset ceiling	69	—	—	—	69

Net liabilities in the statement of financial position	2,068	1,809	39	270	4,186

2016	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Present value of funded obligations	9,743	1,711	38	814	12,306
Fair value of plan assets	(8,128)	—	—	—	(8,128)

Initial net liabilities	1,615	1,711	38	814	4,178

Adjustment to asset ceiling	64	—	—	—	64

Net liabilities in the statement of financial position	1,679	1,711	38	814	4,242

The asset ceiling is the present value of any economic benefits available in the form of restitutions coming from the plan or reductions in future contributions to the plan.

The present value of the liabilities of the pension plan is adjusted to the asset ceiling, which corresponds to the surplus result of Plan B, which has a specific destination allocation under the regulations of the National Private Pension Plans Council (CNPC).

The changes in the present value of the defined benefit obligation are as follows:

	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Defined-benefit obligation on December 31, 2014	8,124	1,120	32	680	9,956
Cost of current service	6	7	1	3	17
Interest on the actuarial obligation	934	135	3	81	1,153
Actuarial losses (gains):
Due to changes in demographic assumptions	8	43	1	(71)	(19)
Due to changes in financial assumptions	(822)	128	(1)	(122)	(817)
Due to adjustments based on experience	533	(33)	(4)	69	565
	(281)	138	(4)	(124)	(271)
Plan amendment—Past service	—	—	—	(74)	(74)
Benefits paid	(734)	(77)	(2)	(12)	(825)

Defined-benefit obligation on December 31, 2015	8,049	1,323	30	554	9,956
Cost of current service	5	9	—	3	17
Interest on the actuarial obligation	1,013	174	4	72	1,263
Actuarial losses (gains):
Due to changes in demographic assumptions	(1)	—	—	—	(1)
Due to changes in financial assumptions	1,253	391	9	175	1,828
Due to adjustments based on experience	231	(87)	(3)	21	162

	1,483	304	6	196	1,989

Benefits paid	(807)	(99)	(2)	(11)	(919)

Defined-benefit obligation on December 31, 2016	9,743	1,711	38	814	12,306

Cost of current service	5	11	—	3	19
Interest on the actuarial obligation	980	178	3	85	1,246
Actuarial losses (gains):
Due to changes in demographic assumptions	191	—	—	—	191
Due to changes in financial assumptions	414	66	2	55	537
Due to adjustments based on experience	53	(44)	(2)	(60)	(53)

	658	22	—	(5)	675

Plan amendment – Past service	—	—	—	(619)	(619)
Benefits paid	(841)	(113)	(2)	(8)	(964)

Defined-benefit obligation on December 31, 2017	10,545	1,809	39	270	12,663

The Company have made changes to life insurance, resulting in reduction of the capital insured of retirees by 20% at each 5-year interval, from aged 60, down to a minimum of 20%. These changes resulted in a reduction of R$ 619 in the post-retirement obligation reported on December 31, 2017, with counterpart in the Statement of income in 2017.

Changes in the fair values of the plan assets were as follows:

Pension plans and retirement supplement plans
Fair value at December 31, 2014	8,051
Real return on the investments	(730)
Contributions from the Employer	116
Benefits paid	(734)

Fair value of the plan assets at December 31, 2015	6,703
Real return on the investments	2,105
Contributions from the employer	127
Benefits paid	(807)

Fair value of the plan assets at December 31, 2016	8,128
Real return on the investments	1,100
Contributions from the employer	159
Benefits paid	(841)

Fair value of the plan assets at December 31, 2017	8,546

The amounts recognized in the 2017, 2016 and 2015 Statement of income are as follows:

2017	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Cost of current service	5	11	—	3	19
Interest on the actuarial obligation	980	178	3	85	1,246
Expected return on the assets of the Plan	(810)	—	—	—	(810)
Past service cost	—	—	—	(619)	(619)

Expense (recovery of expense) in 2017 according to actuarial calculation	175	189	3	(531)	(164)

2016	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Cost of current service	5	9	—	3	17
Interest on the actuarial obligation	1,014	173	4	72	1,263
Expected return on the assets of the Plan	(833)	—	—	—	(833)

Total expense in 2016 according to actuarial calculation	186	182	4	75	447

2015	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Cost of current service	6	7	1	3	17
Interest on the actuarial obligation	934	135	3	81	1,153
Expected return on the assets of the Plan	(933)	—	—	—	(933)
Past service cost	—	—	—	(74)	(74)

Expense as per actuarial opinion	7	142	4	10	163

Adjustment relating to debt to Forluz	122	—	—	—	122

Expense in 2015	129	142	4	10	285

Changes in net liabilities were as follows:

	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Net liabilities on December 31, 2014	798	1,120	33	680	2,631
Expense Recognized in Statement of income	129	142	4	84	359
Contributions paid	(116)	(77)	(3)	(12)	(208)
Plan amendment—Past service	—	—	—	(74)	(74)
Actuarial losses (gains)	535	138	(4)	(124)	545

Net liabilities on December 31, 2015	1,346	1,323	30	554	3,253
Expense recognized in Statement of income	187	182	4	75	448
Contributions paid	(128)	(99)	(2)	(11)	(240)
Actuarial losses (gains) ( * )	274	305	6	196	781

Net liabilities on December 31, 2016	1,679	1,711	38	814	4,242
Expense recognized in Statement of income	175	189	3	88	455
Contributions paid	(160)	(113)	(2)	(7)	(282)
Plan amendment – Past service	—	—	—	(619)	(619)
Actuarial losses (gains) ( * )	374	22	(1)	(5)	390

Net liabilities on December 31, 2017	2,068	1,809	38	271	4,186

				2017	2016
Current liabilities				232	199
Non-current liabilities				3,954	4,043

(*)	Recognized directly in Comprehensive income.

The amounts reported as ‘Expense recognized in the Statement of income’ refer to the costs of post-retirement obligations, totaling R$ 391 in 2017 (R$ 345 in 2016 and R$230 in 2015), plus the finance expenses and monetary updating on the debt with Forluz, in the amounts of R$ 65 in 2017, R$103 in 2016, and R$129 in 2015. Further, due to the alterations in the life insurance in 2017 and 2015, a recovery of expense, of R$ 619, was posted in the Statement of income in 2017 (R$74 in 2015).

The independent actuary’s estimation for the expense to be recognized for 2018 is as follows:

	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Cost of current service	3	10	—	2	15
Interest on the actuarial obligation	959	173	4	25	1,161
Expected return on the assets of the Plan	(771)	—	—	—	(771)

Total expense in 2018 as per actuarial opinion	191	183	4	27	405

The expectation for payment of benefits for 2018 is as follows:

	Pension plans and retirement supplement plans – Forluz	Health Plan	Dental Plan	Life insurance	Total
Estimate of payment of benefits	875	117	3	8	1,003

The Company Cemig GT and Cemig D have expectation of making contributions to the pension plan in 2018 of R$ 166 for amortization of the deficit of Plan A, and R$ 90 for the Defined Contribution Plan (recorded directly in the Statement of income for the year).

The average maturity periods of the obligations of the benefit plans, in years, are as follows:

Pension plans and retirement supplement plans		Health Plan	Dental Plan	Life insurance
Plan A	Plan B
9.28	11.55	13.68	13.68	11.55

The main categories of assets of the plan, as a percentage of the total of the plan’s assets, are as follows:

	2017	2016
Shares in Brazilian companies	6.63%	3.84%
Fixed income securities	74.12%	74.96%
Real estate property	8.05%	8.14%
Others	11.20%	13.06%

Total	100.00%	100.00%

The following assets of the pension plan, valued at fair value, are related to the Company:

	2017	2016
Non-convertible debentures issued by the Company and subsidiaries	363	397
Shares issued by the Company	10	7
Real estate properties of the Foundation, occupied by the Company and subsidiaries	725	710

	1,098	1,114

This table gives the main actuarial assumptions:

	2017	2016	2015
Annual discount rate for present value of the actuarial obligation	9.48%	10.50%	13.20%
Annual expected return on plan assets	9.48%	10.50%	13.20%
Long-term annual inflation rate	4.00%	4.50%	5.50%
Estimated future annual salary increases	6.08%	6.59%	7.61%
General mortality table	AT-2000 D10%	AT-2000	AT-2000
Disability table	Not adopted	Álvaro Vindas	Álvaro vindas
Disabled mortality table	AT 49	AT 49	AT 49

Below is a sensitivity analysis of the effects of changes in the main actuarial assumptions used to determine the defined-benefit obligation on December 31, 2017:

Effects on the defined-benefit obligation	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Reduction of one year in the mortality table	273	36	1	(16)	294
Increase of one year in the mortality table	—	—	—	15	15
Reduction of 1% in the discount rate	1,103	244	5	43	1,395

In the presentation of the sensitivity analysis, the present value of the defined-benefit obligation was calculated using the Unit Projected Credit method, the same method used to calculate the defined-benefit obligation recognized in the Statement of financial position. The Company has not made changes in the methods used to calculate its post-retirement obligations for the business years ended December 31, 2017 and 2016.

24.	PROVISIONS

The Company is involved in certain legal and administrative proceedings before various courts and government bodies, arising in the normal course of business, regarding employment-law, civil, tax, environmental and regulatory matters, and other issues.

Actions in which the Company is defendant

The Company recorded Provisions for contingencies in relation to the legal actions in which, based on the assessment of the Company and its legal advisors, the chances of loss are assessed as ‘probable’ (i.e. an outflow of funds to settle the obligation will be necessary), as follows:

	2016	Additions	Reversals	Settled	2017
Labor	350	210	(4)	(82)	474
Civil
Consumer relations	15	21	(2)	(16)	18
Other civil actions	40	10	(2)	(5)	43

	55	31	(4)	(21)	61
Tax	68	9	(2)	(18)	57
Environmental	—	—	—	—	—
Regulatory	44	15	(18)	(1)	40
Corporate (1)	239	—	(239)	—	—
Other	59	13	(19)	(7)	46

Total	815	278	(286)	(129)	678

	2015	Additions	Reversals	Closed	2016
Labor	290	125	(5)	(60)	350
Civil	—	—	—	—	—
Consumer relations	18	15	(3)	(15)	15
Other civil actions	28	18	—	(6)	40

	46	33	(3)	(21)	55
Tax	67	3	(1)	(1)	68
Environmental	—	—	—	—	—
Regulatory	46	3	(3)	(2)	44
Corporate (1)	269	—	(30)	—	239
Other	37	35	(4)	(9)	59

Total	755	199	(46)	(93)	815

	2014	Additions	Reversals	Closed	2015
Labor	323	39	(35)	(37)	290
Civil
Customer relations	19	14	(2)	(13)	18
Other civil actions	24	10	—	(6)	28

	43	24	(2)	(19)	46
Tax	72	5	(9)	(1)	67
Environmental	1	—	(1)	—	—
Regulatory	36	13	(3)	—	46
Corporate (1)	239	30	—	—	269
Other	41	6	(9)	(1)	37

TOTAL	755	117	(59)	(58)	755

(1)	The difference in monetary updating of the Advance against Future Capital Increase made by the government of Minas Gerais State, subject of dispute, has been provisioned with a counterpart in finance income (expenses).

The Company’s management, in view of the long periods and manner of working of the Brazilian judiciary and tax and regulatory systems, believes that it is not practical to provide information that would be useful to the users of these financial statements in relation to the the timing of any cash outflows, or any possibility of reimbursements, might occur. The Company’s management believes that any disbursements in excess of the amounts provisioned, when the respective processes are completed, will not significantly affect the Company’s result of operations or financial position.

The details on the main provisions and contingent liabilities are provided below, with the best estimation of expected future disbursements for these contingencies:

Provisions, made for legal actions in which the chances of loss have been assessed as ‘probable’; and contingent liabilities, for actions in which the chances of loss are assessed as ‘possible’

Labor claims

The Company is involved in various legal claims filed by its employees and by employees of service providing companies. Most of these claims relate to overtime and additional pay, severance payments, various benefits, salary adjustments and the effects of such items on a supplementary retirement plan. In addition to these actions, there are others relating to outsourcing of labor, complementary additions to or re-calculation of retirement pension payments by Forluz, and salary adjustments.

The aggregate amount of the contingency is approximately R$ 1,854 (R$ 1,544 on December 31, 2016), of which R$ 474 (R$ 349 on December 31, 2016) has been provisioned – the amount estimated as probably necessary for settlement of these disputes.

Customers claims

The Company is involved in various civil actions relating to indemnity for pain and suffering and for material damages, arising, principally, from allegations of irregularity in measurement of consumption, and claims of undue charging, in the normal course of business, totaling R$ 56 (R$ 33 on December 31, 2016), of which R$ 19 (R$ 15 on December 31, 2016) has been provisioned – this being the probable estimate for funds needed to settle these disputes.

Other civil proceedings

The Company is involved in various civil actions claiming indemnity for moral and material damages, among others, arising from incidents occurred in the normal course of business, in the amount of R$ 218 (R$ 227 on December 31, 2016), of which R$ 43 (R$ 40 on December 31, 2016) has been provisioned – the amount estimated as probably necessary for settlement of these disputes.

Tax

The Company is involved in numerous administrative and judicial claims actions relating to taxes, including, among other matters, subjects relating to the ICMS (Value Added tax on goods and services); the Urban Property Tax (Imposto sobre a Propriedade Territorial Urbana, or IPTU); the Rural Property Tax (ITR); the Tax on Donations and Legacies (ITCD); the Social Integration Program (Programa de Integração Social, or PIS); the Contribution to Finance Social Security (Contribuição para o Financiamento da Seguridade Social, or Cofins); Corporate Income (Imposto de Renda Pessoa Jurídica, or IRPJ); the Social Contribution (Contribuição Social sobre o Lucro Líquido, or CSLL); and motions to tax enforcement. The aggregate amount of this contingency is approximately R$ 159 (R$ 200 on December 31, 2016), of which R$ 44 (R$ 57 on December 31, 2016) has been provisioned – the amount estimated as probably necessary for settlement of these disputes.

In addition to the issues above The Company are involved in various proceedings on the applicability of the IPTU Urban Land Tax to real estate properties that are in use for providing public services. The aggregate amount of the contingency is approximately R$ 122 (R$ 95 on December 31, 2016). Of this total, R$ 13 has been recognized (R$ 13 on December 31, 2016) – this being the amount estimated as probably necessary for settlement of these disputes.

Environmental

The Company is involved in environmental matters, in which the subjects include protected areas, environmental licenses, recovery of environmental damage, and other matters, in the approximate total amount of R$ 68 (R$ 34 on December 31, 2016).

Regulatory

The Company is involved in numerous administrative and judicial proceedings, challenging, principally: (i) tariff charges in invoices for use of the distribution system by a self-producer; (ii) alleged violation of targets for continuity indicators in retail supply of electricity; and (iii) the tariff increase made during the federal government’s economic stabilization plan referred to as the ‘Cruzado Plan’, in 1986. The aggregate amount of the contingency is approximately R$ 222 (R$ 236 on December 31, 2016), of which R$ 40 (R$ 43 on December 31, 2016) has been recognized as provision – the amount estimated as probably necessary for settlement of these disputes.

Corporate

Difference of monetary adjustment on the Advance for Future Capital Increase (AFAC) made by the Minas Gerais State Government

On December 19, 2014 the Finance Secretary of Minas Gerais State sent an Official Letter to Cemig requesting recalculation of the amounts relating to the Advances for Future Capital Increase made in 1995, 1996, and 1998, which were returned to Minas Gerais State in December 2011, for review of the criterion used by the Company for monetary updating, arguing that application of the Selic rate would be more appropriate, replacing the IGP-M index.

On December 29, 2014 the Company made an administrative deposit applying for suspension of enforceability of the credit being requested by the state, and for its non-inclusion in the Register of Debts owed to the state and in the Registry of Defaulted Payments owed to the State (CADIN).

The Company’s management held negotiations with the government of the State of Minas Gerais, and obtained the approvals requested by its governance bodies to sign a Debt Recognition Agreement with Minas Gerais State, through its Tax Office, under which the State undertook to return to the Company the total amount deposited, after monetary updating by the IGP-M index. This was signed on October 25, 2017. With this new scenario the chances of loss in this action were re-assessed to ‘remote’, and as a result the Company has reversed the provision of R$ 239, due to the expectation that there will be no future disbursement to liquidate this obligation, which had until then been provisioned. More details in Note 12.

Other legal actions in the normal course of business

Breach of contract – Power line pathways and accesses cleaning services contract

The Company is involved in disputes alleging losses suffered as a result of supposed breaches of contract at the time of provision of services of cleaning of power line pathways and firebreaks. The amount recorded is R$ 32 (R$ 28 at December 31, 2016), this being estimated as the likely amount of funds necessary to settle this dispute.

Other legal proceedings

The Company is involved in a lawsuit disputing the removal of residents in areas of access to transmission lines or under transmission line towers. The chance of loss in this action was re-assessed to ‘remote’, since in a similar action the court refused an application by the Public Attorneys. On December 31, 2016 the amount provisioned was R$ 21.

In addition to the proceedings described above, The Company is involved as plaintiff or defendant, in other less significant claims, related to the normal course of their operations, with an estimated total amount of R$ 170 (R$ 158 on December 31, 2016), of which R$ 14 (R$ 9 on December 31, 2016) – the amount estimated as probably necessary for settlement of these disputes – has been provisioned. Management believes that it has appropriate defense for these proceedings, and does not expect these issues to give rise to significant losses that could have an adverse effect on the Company’s financial position or profit.

Contingent liabilities – whose loss are assessed as ‘possible’, and the Company believes it has arguments of merit for legal defense

Taxes and contributions

The Company is involved in numerous administrative and judicial proceedings in relation to taxes. Below are details of the main claims:

Indemnity of employees’ future benefit (the ‘Anuênio’)

In 2006 The Company paid an indemnity to its employees, totaling R$ 178, in exchange for rights to future payments (referred to as the Anuênio) for time of service, which would otherwise be incorporated, in the future, into salaries. The Company did not pay income tax and Social Security contributions on this amount because it considered that those obligations are not applicable to amounts paid as an indemnity. However, to avoid the risk of a future fine, The Company obtained an injection, which permitted to make a escrow deposit of R$ 122, which updated now represents the amount of R$ 267 (R$ 255 at December 31, 2016). The updated amount of the contingency is R$ 311 (R$ 290 on December 31, 2016) and, based on the arguments above, management has classified the chance of loss as ‘possible’.

Social Security contributions

The Brazilian federal tax authority (Secretaria da Receita Federal) has filed administrative proceedings related to various matters: employee profit sharing; the Workers’ Food Program (Programa de Alimentação do Trabalhador, or PAT); education benefit; food benefit; Special Additional Retirement payment; overtime payments; hazardous occupation payments; matters related to Sest/Senat (transport workers’ support programs); and fines for non-compliance with accessory obligations. The Company have presented defenses and await judgment. The amount of the contingency is approximately R$ 1,647 (R$ 1,510 on December 31, 2016). Management has classified the chance of loss as ‘possible’, also taking into account assessment of the chance of loss in the judicial sphere, (the claims mentioned are in the administrative sphere), based on the evaluation of the claims and the related case law.

Non-homologation of offsetting of tax credit

The federal tax authority did not ratify the Company’s declared offsetting, in Corporate income tax returns, of carry-forwards and undue or excess payment of federal taxes – IRPJ, CSLL, PIS and Cofins – identified by official tax deposit receipts (‘DARFs’ and ‘DCTFs’). The Company are contesting the non-homologation of the amounts offset. The amount of the contingency is R$ 275 (R$ 317 on December 31, 2016), and the chance of loss was classified as ‘possible’, since the relevant requirements of the National Tax Code (CTN) have been complied with.

Corporate tax return – restitution and offsetting

The Company was a party in an administrative case involving requests for restitution and compensation of credits arising from tax losses carry-forward balances indicated in the corporate tax returns for the calendar years from 1997 to 2000, and also for over payments identified in the corresponding tax payment receipts (DARFs and DCTFs). Due to completion of all appeals in the administrative sphere, an ordinary legal action has been filed, for the approximated amount of R$ 576 (R$ 535 on December 31, 2016). The chances of loss in this action are assessed as ‘possible’, due to nullities in the conduct of the administrative proceedings and the understanding that mistaken assumptions were used by the tax authorities in the administrative judgment, and also based on analysis of the Company’s argument and documents of proof.

Income tax withheld on capital gain in a shareholding transaction

The federal tax authority issued a tax assessment on Cemig as a jointly responsible party with its jointly-controlled entity Parati S.A. Participações em Ativos de Energia Elétrica (Parati), relating to withholding income tax (Imposto de Renda Retido na Fonte, or IRRF) allegedly applicable to returns paid by reason of a capital gain in a shareholding transaction relating to the purchase by Parati, and sale, by Enlighted, on July 7, 2011, of 100.00% of the equity interests in Luce LLC (a company with head office in Delaware, USA), holder of 75.00% of the shares in the Luce Brasil equity investment fund (FIP Luce), which was indirect holder, through Luce Empreendimentos e Participações S.A., of approximately 13.03% of the total and voting shares of Light S.A. (Light). The amount of the contingency is approximately R$ 212 (R$ 198 on December 31, 2016), and the loss has been assessed as ‘possible’.

The Social Contribution tax on net income (CSLL)

The federal tax authority issued a tax assessment against The Company for the years of 2012 and 2013, alleging undue non-addition, or deduction, of amounts relating to the following items in calculating the Social Contribution tax on net income: (i) taxes with liability suspended; (ii) donations and sponsorship (Law 8,313/91); and (iii) fines for various alleged infringements. The amount of this contingency is R$ 322 (R$ 280 on December 31, 2016). The Company has classified the chances of loss as ‘possible’, in accordance with the analysis of the case law on the subject.

ICMS (value added tax)

The tax authority of Minas Gerais state has opened several administrative actions against Cemig D, raising a supposed divergence in the classification, for tax purposes, of certain customers in the years 2011 through 2015.

The cases have been dismissed in view of Cemig’s acceptance of the terms of the Minas Gerais State Tax Anmesty Program (PRCT), in which the settlement included the amounts involved in these cases. The amount of this contingency was R$ 82 on December 31, 2016.

Regulatory matters

Public Lighting Contribution (CIP)

Cemig and Cemig D are defendants in several public civil claims (class actions) requesting nullity of the clause in the Electricity Supply Contracts for public illumination signed between the Company and the various municipalities of its concession area, and restitution by the Company of the difference representing the amounts charged in the last 20 years, in the event that the courts recognize that these amounts were unduly charged. The actions are grounded on a supposed error by Cemig in the estimation of the period of time that was used in calculation of the consumption of electricity for public illumination, funded by the Public Lighting Contribution (Contribuição para Iluminação Pública, or CIP).

The Company and its subsidiary believes it has arguments of merit for defense in these claims, since the charge at present made is grounded on Aneel Normative Resolution 456/2000. As a result it has not constituted a provision for this action, the amount of which is estimated at R$ 1,224 (R$ 1,305 on December 31, 2016). The Company has assessed the chances of loss in this action as ‘possible’, due to the Customer Defense Code (Código de Defesa do Consumidor, or CDC) not being applicable, because the matter is governed by the specific regulation of the electricity sector, and because Cemig complied with Aneel Resolutions 414 and 456, which deal with the subject.

Accounting of electricity sale transactions in the Electricity Trading Chamber (CCEE)

In a claim dating from August 2002, AES Sul Distribuidora challenged in the courts the criteria for accounting of electricity sale transactions in the wholesale electricity market (Mercado Atacadista de Energia, or MAE) (predecessor of the present Wholesale Electricity Exchange Chamber – Câmara de Comercialização de Energia Elétrica, or CCEE), during the period of rationing. It obtained a favorable interim judgment in February 2006, which ordered Aneel, working with the CCEE, to comply with the claim by AES Sul and recalculate the settlement of the transactions during the rationing period, not considering Aneel’s Dispatch 288 of 2002. This should take effect in the CCEE as from November 2008, resulting in an additional disbursement for Cemig GT, related to the expense on purchase of energy in the spot market on the CCEE, in the approximate amount of R$ 288 (R$ 264 on December 31, 2016). On November 9, 2008 Cemig GT obtained an interim decision in the Regional Federal Appeal Court (Tribunal Regional Federal, or TRF) suspending the obligatory nature of the requirement to pay into court the amount that would have been owed under the Special Financial Settlement made by the CCEE.

Cemig GT has classified the chance of loss as ‘possible’, since this action deals with the General Agreement for the Electricity Sector, in which the Company has the full documentation to support its arguments.

System Service Charges (ESS) – Resolution of the National Energy Policy Council

Resolution 3 of the National Energy Policy Council (Conselho Nacional de Política Energética, or CNPE) of March 6, 2013 established new criteria for the prorating of the cost of additional dispatch of thermal plants. Under the new criteria, the costs of the System Service Charges for Electricity Security (Encargos do Serviço do Sistema, or ESS), which were previously prorated in full between free customers and distributors, was now to be prorated between all the agents participating in the National Grid System, including generators and traders.

In May 2013, the Brazilian Independent Electricity Producers’ Association (Associação Brasileira dos Produtores Independentes de Energia Elétrica, or Apine), of which Cemig GT is a member, obtained an interim court decision suspending the effects of Articles 2 and 3 of Resolution CNPE 3, exempting generators from payment of the ESS under that Resolution.

As a result of the interim decision, the CCEE carried out the financial settlement for transactions from April through December 2013 using the criteria prior to Resolution. As a result, Cemig GT recorded the costs of the ESS in accordance with the criteria for financial settlement published by the CCEE, without the effects of Resolution CNPE 3.

The applications by the plaintiff (Apine) were granted in the first instance, confirming the interim decision granted in favor of its members, which include Cemig GT and its subsidiaries. This decision was subject of an appeal, distributed to the 7th Panel of the Regional Federal Court (Tribunal Federal Regional, or TRF) of the 1st Region, which is still pending of judgment.

The amount of the contingency is approximately R$ 202 (R$ 182 on December 31, 2016). In spite of the successful judgment at first instance, the Association’s legal advisers still considered the chances of loss of this contingency as ‘possible’. Cemig GT agrees with this, since there are not yet elements to make it possible to foresee the outcome of the Appeal filed by the Federal Government.

Tariff increases

Exclusion of customers classified as low-income

The Federal Public Attorneys’ Office filed a class action against the Company and Aneel, to avoid exclusion of customers from classification in the Low-income residential tariff sub-category, requesting an order for Cemig D to pay twice the amount paid in excess by customers. Judgment was given in favor of the plaintiffs, but the Company and Aneel have filed an interlocutory appeal and await judgment. The amount of the contingency is approximately R$ 275 (R$ 254 on December 31, 2016). Cemig D has classified the chances of loss as ‘possible’ due to other favorable decisions on this matter.

Periodic Tariff Adjustment – Neutrality of ‘Portion A’

The Municipal Association for Protection of the Customer and the Environment (Associação Municipal de Proteção ao Consumidor e ao Meio Ambiente, or Amprocom) filed a class action against Cemig D and Aneel, requiring identification of all customers allegedly damaged in the processes of Periodic Review and Annual Adjustment of tariffs in the period from 2002 to 2009, and restitution, through credits on electricity bills, of any amounts unduly charged arising from inclusion of the impact of future variations in customer energy demand, from the distributor’s non-manageable costs components (‘Portion A’ costs), and the allegedly undue inclusion of these gains in the distributor’s manageable costs (‘Portion B’ costs), causing economic/financial imbalance of the contract. This is an action that could affect all distribution concession holders, which could thus lead to a new Electricity Sector Agreement.

As a result of Cemig D’s favorable decision, and no appeal filed against this decision, the provision for this case has been reversed (on December 31, 2016 the amount of the action was R$ 317).

Environmental claims

Impact arising from construction of power plants

The Public Attorneys of Minas Gerais State, together with an association and individuals, have brought class actions requiring Cemig GT to invest at least 0.5% of the annual gross operating revenue of the Emborcação, Pissarrão, Funil, Volta Grande, Poquim, Paraúna, Miranda, Nova Ponte, Rio de Pedras and Peti plants in environmental protection and preservation of the water tables of the counties where these power plants are located, and proportional indemnity for allegedly irrecoverable environmental damage caused, arising from omission to comply with Minas Gerais State Law 12,503/1997. Cemig GT has filed appeals to the Higher Appeal Court (STJ) and the Federal Supreme Court (STF). Based on the opinions of its legal advisers, Cemig GT believes that this is a matter involving legislation at infra-constitutional level (there is a Federal Law with an analogous object) and thus a constitutional matter, on the issue of whether the state law is constitutional or not, so that the final decision is one for the national Higher Appeal Court (STJ) and the Federal Supreme Court (STF). No provision has been made, since based on the opinion of its legal advisers management has classified the chance of loss as ‘possible’. The amount of the contingency is R$ 127 (R$ 113 on December 31, 2016).

The Public Attorneys’ Office of Minas Gerais State has filed class actions requiring the formation of a Permanent Preservation Area (APP) around the reservoir of the Capim Branco hydroelectric plant, suspension of the effects of the environmental licenses, and recovery of alleged environmental damage. Based on the opinion of its legal advisers in relation to the changes that have been made in the new Forest Code and in the case law on this subject, Cemig GT has classified the chance of loss in this dispute as ‘possible’. The estimated value of the contingency is R$ 79 (R$ 71 on December 31, 2016).

Other contingent liabilities

Early settlement of the CRC (Earnings Compensation) Account

The Company is involved in an administrative proceeding at the Audit Court of the State of Minas Gerais which challenges: (i) a difference of amounts relating to the discount offered by Cemig for early repayment of the credit owed to Cemig by the State under the Receivables Assignment Contract in relation to the CRC Account (Conta de Resultados a Compensar, or Earnings Compensation Account) – this payment was completed in the first quarter of 2013; and also (ii) possible undue financial burden on the State after the signature of the Amendments that aimed to re-establish the economic and financial balance of the Contract. The amount of the contingency is approximately R$ 398 (R$ 390 on December 31, 2016), and, based on the Opinion of the Public Attorneys’ Office of the Audit Board of the State of Minas Gerais, the Company believes that it has met the legal requirements. Thus, it has assessed the chances of loss as ‘possible’, since it believes that the adjustment was made in faithful obedience to the legislation applicable to the case.

Contractual imbalance

Cemig D is a party in disputes alleging losses suffered by third parties as a result of supposed breach of contract at the time of implementation of part of the rural electrification program known as Luz Para Todos (‘Light for All’). The estimated amount is R$ 261 (R$ 237 on December 31, 2016), and no provision has been made. Cemig D has classified the chances of loss as ‘possible’ as a result of the analysis that has been made of the argument and documentation used by the contracted parties in attempting to make the Company liable for any losses that allegedly occurred.

The Parent company is also a party in other disputes arising from alleged non-compliance with contracts in the normal course of business, for an estimated total of R$ 80 (R$ 71 on December 31, 2016). Cemig D has classified the chance of loss as ‘possible’, after analysis of the case law on this subject.

Irregularities in competitive tender proceedings

Cemig D is a party in a dispute alleging irregularities in competitive tender proceedings, governed by an online invitation to bid. The estimated amount is R$ 26 (R$ 26 on December 31, 2016), and no provision has been made. Cemig D has classified the chance of loss as ‘possible’, after analysis of the case law on this subject.

Alteration of the monetary updating index of labor claims

The Higher Labor Appeal Court (Tribunal Superior do Trabalho, or TST), considering a position adopted by the Federal Supreme Court (Supremo Tribunal Federal, STF) in two actions on constitutionality that dealt with the index for monetary updating of federal debts, decided on August 4, 2015 that labor claims not yet decided that discuss debts subsequent to June 30, 2009 should be updated based on the variation of the IPCA-E (Expanded National Customer Price) Index, rather than of the TR reference interest rate. On October 16, 2015 an interim injunction was given by the STF that suspended the effects of the TST decision, on the grounds that decisions on matters of general constitutional importance should be decided exclusively by the STF.

The estimated value of the difference between the monetary updating indices of the labor claims is R$ 220 (R$ 176 on December 31, 2016). No additional provision has been made, since The Company, based on the assessment by its legal advisers, has assessed the chances of loss in the action as ‘possible’, as a result of the decision by the STF, and of there being no established case law, nor analysis by legal writers on the subject after the injunction given by the Federal Supreme Court.

25.	EQUITY AND REMUNERATION TO SHAREHOLDERS

The Company’s issued and outstanding share capital on December 31, 2017, 2016 and 2015 is R$ 6,294, represented by 420,764,708 common shares and 838,076,946 preferred shares, all with nominal value of R$ 5.00 (five Reais), as follows:

Shareholders	Number of shares on December 31, 2017
	Common	%	Preferred	%	Total	%
State of Minas Gerais	214,414,739	51	—	—	214,414,739	17
Other entities of Minas Gerais State	56,703	—	4,860,228	1	4,916,931	1
FIA Dinâmica Energia S.A.	41,635,754	10	62,469,590	7	104,105,344	8
Others
In Brazil	110,343,209	26	237,174,007	28	347,517,216	27
Foreign shareholders	54,314,303	13	533,573,121	64	587,887,424	47

Total	420,764,708	100	838,076,946	100	1,258,841,654	100

Shareholders	Number of shares on December 31, 2016
	Common	%	Preferred	%	Total	%
State of Minas Gerais	214,414,739	51	—	—	214,414,739	17
Other entities of Minas Gerais State	56,703	—	4,860,228	1	4,916,931	1
AGC Energia S.A.	84,357,856	20	—	—	84,357,856	7
Other	—	—	—	—	—	—
In Brazil	112,584,011	27	252,478,755	30	365,062,766	28
Foreign shareholders	9,351,399	2	580,737,963	69	590,089,362	47

Total	420,764,708	100	838,076,946	100	1,258,841,654	100

Shareholders	Number of shares on December 31, 2015
	Common	%	Preferred	%	Total	%
Minas Gerais State	214,414,739	51	—	—	214,414,739	17
Other entities of M.G. State	56,703	—	10,418,812	1	10,475,515	1
AGC Energia S.A.	138,700,848	33	42,671,763	5	181,372,611	15
Others
In Brazil	58,127,167	14	179,358,041	21	237,485,208	18
Foreign shareholders	9,465,251	2	605,628,330	73	615,093,581	49

Total	420,764,708	100	838,076,946	100	1,258,841,654	100

(a)	Earnings per share

In view of the capital increase described in more detail in subclause ‘e’ of this explanatory note, the calculation of the basic and diluted earnings taking into account the new shares that will potentially be subscribed, as follows:

Number of shares	2017	2016	2015
Common shares already paid up	420,764,708	420,764,708	420,764,708
Common shares to be paid up	66,849,505	—	—
Shares in treasury	(69)	(69)	(69)

	487,614,144	420,764,639	420,764,639

Preferred shares already paid up	838,076,946	838,076,946	838,076,946
Preferred shares to be paid up	133,061,442	—	—
Shares in treasury	(560,649)	(560,649)	(560,649)

	970,577,739	837,516,297	837,516,297

Total	1,458,191,883	1,258,280,936	1,258,280,936

Basic earnings per share

The Company’s preferred shares carry the right to a minimum mandatory dividend, as shown in more detail in item ‘c’.

The calculation of basic earnings per share is as follows:

	2017	2016	2015
Net income for the year	1,001	334	2,469
Minimum mandatory dividend for preferred shares from income for the period (item c)	486	204	422
Income not distributed arising from the net income for the year – preferred shares	333	87	1,221

Total of the earnings for the preferred shares (A)	819	291	1,643
Minimum mandatory dividend for the common shares	15	—	212
Income not distributed arising from the net income for the period – common shares	167	44	614

Total earnings for the common shares (B)	182	44	826
Basic earnings per preferred share ( A / number of preferred shares )	0.84	0.35	1.96
Basic earnings per common share ( B / number of common shares )	0.37	0.10	1.96

Diluted profit per share

The call and put options in shares of investees, described in more detail in Note 30, have potential to dilute the Company’s shares. The following shows the calculation of diluted profit per share:

	2017	2016	2015
Net income for the year	1,001	334	2,469
Total basic earnings for the preferred shares	819	291	1,643
Dilution effect related to the RME/Lepsa Option	—	(22)	—
Dilution effect related to the Ativas Option	—	(5)	—

Diluted earnings for the preferred shares (C)	819	264	1,643
Total earnings for the year for the common shares	182	43	826
Dilution effect related to the RME/Lepsa Option	—	(11)	—
Dilution effect related to the Ativas Option	—	(2)	—

Diluted earnings for the common shares (D)	182	30	826
Diluted earnings per preferred share ( C / No. of preferred shares )	0.84	0.32	1.96
Diluted earnings per common share ( D / No. of common shares )	0.37	0.07	1.96

Shareholders’ agreement

On August 1, 2011, the government of Minas Gerais State signed a Shareholders’ Agreement with AGC Energia S.A., with BNDES Participações S.A. as consenting party, valid for 15 years. The agreement maintained the State of Minas Gerais as dominant, sole and sovereign equity holder of the Company, and attributes to AGC Energia certain prerogatives for the purpose of contributing to the sustainable growth of the Company, among other provisions. On September 7, 2017 AGC Energia unilaterally resiled the Shareholders’ agreement.

(b)	Reserves

Capital reserves and Profit reserves are made up as follows:

Capital reserves and shares in Treasury	2017	2016	2015
Investment-related subsidies	1,857	1,857	1,857
Goodwill on issuance of shares	69	69	69
Shares in treasury	(1)	(1)	(1)

	1,925	1,925	1,925

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

Profit reserves	2017	2016	2015
Legal reserve	853	853	853
Statutory Reserve	57	57	57
Retained Earnings reserve	3,341	2,813	2,906
Incentives tax reserve	58	57	50
Reserve for mandatory dividends not distributed	1,420	1,420	797

	5,729	5,200	4,663

Legal Reserve

Constitution of the Legal Reserve is mandatory, up to the limits established by law. The purpose of the reserve is to ensure the security of the share capital, its use being allowed only for offsetting of losses or increase capital. The Company did not record Legal Reserve due to that reserve having reached its legal limit.

Statutory reserve

The Reserve under the By-laws is for future payment of extraordinary dividends, in accordance with Article 28 of the by-laws.

Retained earnings reserve

The Retained Earnings Reserves are for profits not distributed in prior years, to guarantee execution of the Company’s Investment Program, and amortizations of loans and financings planned for 2018. The retentions are supported by capital budgets approved by the Board of Directors in the related periods.

Incentives Tax reserve

The federal tax authority (‘Receita Federal’) recognized the right of the subsidiaries Cemig D and Cemig GT to reduction of 75% in income tax, including the tax paid at the additional rate, calculated on the basis of the operating profit in the region of Sudene (the Development Agency for the Northeast), for 10 years starting in 2014. The amount of the incentive recognized in the Statement of income was R$ 1 in 2017 (R$ 7 in 2016 and R$ 21 in 2015), and it was subsequently transferred to the Incentives Tax reserve. The amount of the Tax incentives reserve on December 31, 2017 was R$ 58 (R$ 57 at December 31, 2016). This reserve cannot be used for payment of dividends.

(c)	Dividends

Reserve for mandatory dividends not distributed

2017
Dividends withheld, arising from the net income of 2015	623
Dividends withheld, arising from the net income of 2014	797

1,420

These dividends were retained in Equity, in years 2015 and 2014, in the account Reserve for mandatory dividends not distributed; and as per the proposal approved in the Annual General Meetings of 2016 and 2015, the dividends retained will be paid as soon as the Company’s financial situation permits.

Common dividends

Under its by-laws, Cemig is required to pay to its shareholders, as mandatory dividends, 50% of the net income of each year.

The preferred shares have preference in the event of reimbursement of capital and participate in profits on the same conditions as the common shares. They have the right, when there is profit, to a minimum annual dividend equal to the greater of:

(a)	10% of their par value, and

(b)	3% of the portion of equity that they represent.

Under its by-laws, Cemig’s shares held by private individuals and issued up to August 5, 2004 have the right to a minimum dividend of 6% per year on their par value in all years when Cemig does not obtain sufficient profits to pay dividends to its Shareholders. This guarantee is given by the State of Minas Gerais by Article 9 of State Law 828 of December 14, 1951 and by State Law 15,290 of August 4, 2004.

Under the by-laws, if the Company is able to pay dividends higher than the mandatory minimum dividends required for the preferred Shareholders, and the remaining net income is sufficient to offer equal dividends for both the common and preferred shares, then the dividend per share will be the same for the holders of common shares and preferred shares. Dividends declared are paid in two equal installments, the first by June 30 and the second by December 30, of the year following the generation of the profit to which they refer. The Executive Board decides the location and processes of payment, subject to these periods.

Under the proposal for capital increase approved by the General Meeting of October 26, 2017 it was decided that the subscribed shares (described in more detail in subclause ‘e’ of this Note) have the full right to all benefits, including dividends and/or Interest on Equity, that are declared by the Company; and the calculations of the minimum dividends proposed for distribution to Shareholders already takes into account the full capitalization of the new preferred shares originating from the capital increase, to be assessed and completed on the occasion of the Extraordinary General Meeting to be called for ratification of the capital increase.

The calculation of the minimum dividends proposed for distribution to Shareholders as a result of the 2017, as mentioned in the previous paragraph, is as follows:

	2017	2016	2015
Calculation of Minimum Dividends required by the By-laws for the preferred shares
Nominal value of the preferred shares	4,191	4,190	4,190
Nominal value of the preferred shares to be capitalized	665	—	—

	4,856	4,190	4,190

Percentage applied to the nominal value of the preferred shares	10.00%	10.00%	10.00%

Amount of the dividends by the First payment criterion	486	419	419
Equity	14,326	12,930	12,984
Preferred shares as a percentage of Equity (net of shares held in Treasury)	66.58%	66.58%	66.58%

Portion of Equity represented by the preferred shares	9,538	8,609	8,645

Percentage applied to the portion of Equity represented by the preferred shares	3.00%	3.00%	3.00%

Amount of the dividends by the Second payment criterion	286	258	259

Minimum Dividends required by the Bylaws for the preferred shares	486	419	419

Calculation of the Minimum Dividend under the by-laws based on the net income for the period
Mandatory dividend
Net income for the year	1,001	334	2,469
Mandatory dividends – 50% of Net income	500	167	1,235

In 2017 the mandatory minimum dividends under the by-laws for the preferred shares is R$ 486.

Allocation of Net income for 2017 – Management’s Proposal

The Board of Directors decided to propose to the annual General Meeting of Shareholders to be held on April 30, 2018 that the profit for 2018, in the amount of R$ 1,001, and retained earnings, of R$ 28, should be allocated as follows:

•	R$ 486 for payment of the mandatory minimum dividend to holders of preferred shares whose names are in the Company’s Nominal Share Registry on the date of the AGM.

•	R$ 14 to payment of the mandatory minimum dividend to holders of common shares whose names are in the Company’s Nominal Share Registry on the date of the AGM.

•	R$ 528 to be held in Equity in the Retained earnings reserve, to ensure the Company’s consolidated investments planned for 2018, as per capital budget.

•	R$ 1 to be held in Equity in the Incentives Tax reserve, in reference to the tax incentive amounts obtained in 2017 in relation to the investments made in the region of Sudene.

(d)	Equity valuation adjustments

	2017	2016	2015
Deemed cost of PP&E	639	685	720
Accumulated Other Comprehensive Income
Variation in fair value of financial asset available for sale in jointly-controlled entity	—	37	18
Cumulative translation adjustments	—	—	63
Adjustments to actuarial liabilities – Employee benefits	(1,476)	(1,211)	(699)

Equity valuation adjustments	(837)	(489)	102

The amounts reported as deemed cost of the generation assets represent the fair value of the generation assets determined using the replacement cost at initial adoption of IFRS on January 1, 2009. The valuation of the generation assets resulted in an increase in their book value, recorded in a specific line in Equity, net of the tax effects. These values are being realized based on the depreciation of the assets.

(e)	Cemig’s capital increase proposal

On October 26, 2017, an Extraordinary Meeting of Shareholders unanimously decided to approve the proposal by the Board of Directors for a capital increase in the amount of R$ 1,000, through issuance of up to 199,910,947 new shares, each with par value of R$ 5.00, comprising up to 66,849,505 common shares and up to 133,061,442 preferred shares, at the price of R$ 6.57 per share.

All the shares resulting from this subscription will carry the same rights as the shares in the same class which originated the capital increase. The increase will be by private subscription, with preference for existing Shareholders to participate in proportion to their present holdings, as to 15.89% of a new share for each share they held at the end of the day that the EGM that approve the capital increase.

By December 31, 2017, R$ 1,215 had been subscribed by Shareholders, and a total of 14,945,429 shares had not been subscribed, comprising 13,139,679 ON (common) shares and 1,815,750 PN (preferred) shares. The Company expects to sell all of the remaining shares within the first quarter of 2018, by auction.

After this sale, the Company will submit to an Extraordinary General Meeting of Shareholders a proposal for verifying and ratification of increase in the Company’s share capital from R$ 6,294 to R$ 7,294.

26.	REVENUE

The revenue of The Company is as follows:

	2017	2016	2015
Revenue from supply of energy (a)	23,701	23,430	22,526
Revenue from use of the electricity distribution systems (TUSD) (b)	1,611	1,705	1,465
CVA, and Other financial components in tariff increases (c)	988	(1,455)	1,704
Transmission revenue
Transmission concession revenue (d)	371	312	261
Transmission construction revenue (e)	25	54	146
Transmission indemnity revenue (g)	373	751	101
Generation Indemnity Revenue (h)	271	—	—
Distribution construction revenue (e)	1,094	1,139	1,106
Adjustment to expectation of cash flow from indemnifiable Financial asset of distribution concession (j)	9	8	576
Revenue from financial updating of the Concession Grant Fee (f)*	317	300	—
Energy transactions on the CCEE (i)	860	161	2,425
Supply of gas	1,759	1,444	1,667
Other operating revenues (k)	1,484	1,421	1,440
Deductions on revenue (l)	(11,151)	(10,497)	(11,549)

Net operating revenue	21,712	18,773	21,868

(*)	In 2016, the amounts are presented net of monetary updating of the remaining portion at that time payable for the Concession Grant Fee, which was settled in July 2016.

a)	Revenue from energy supply

This table shows energy supply by type of customer:

	GWh (1)			R$
	2017	2016	2015	2017	2016	2015
Residential	10,008	9,916	9,830	7,842	7,819	7,297
Industrial	17,761	19,494	22,969	4,907	5,396	5,781
Commercial, Services and Others	7,507	6,573	6,434	4,342	4,359	3,956
Rural	3,651	3,575	3,380	1,629	1,463	1,407
Public authorities	866	886	892	532	545	548
Public lighting	1,367	1,350	1,326	537	528	533
Public services	1,301	1,252	1,204	589	547	540

Subtotal	42,461	43,046	46,035	20,378	20,657	20,062

Own consumption	37	37	38	—	—	—
Unbilled revenue	—	—	—	61	(199)	257

	42,498	43,083	46,073	20,439	20,458	20,319

Wholesale supply to other concession holders (2)	12,777	12,509	10,831	1,727	2,713	2,358
Wholesale supply unbilled, net	—	—	—	1,535	259	(151)

Total	55,275	55,592	56,904	23,701	23,430	22,526

(1)	Data not audited by external auditors.
(2)	Includes a CCEAR (Regulated Market Sales Contract), ‘bilateral contracts’ with other agents, and the revenues from management of generation assets (GAG) for the 18 hydroelectric plants of Lot D of Auction no 12/2015.

b)	Revenue from Use of the Distribution System (the TUSD charge)

A significant part of the large industrial customers in the concession areas of Cemig D are now ‘Free Customers’ – energy is sold to them by the Cemig group’s generation and transmission company, Cemig GT, and also by other generators. Thus, the charges for use of the distribution network (‘TUSD’) of these Free customers are charged separately from the posting under this line.

c)	The CVA Account, and Other financial components

The results from variations in (i) the CVA Account (Portion A Costs Variation Compensation Account), and in (ii) Other financial components in calculation of tariffs, refer to the positive and negative differences between the estimate of non-manageable costs of the subsidiary Cemig D and the payments actually made. The amounts recognized arise from balances recorded in the current period, homologated or to be homologated in tariff adjustment processes. For more information please see Note 15.

d)	Transmission concession revenue

Transmission revenue comprises the amount received from agents of the electricity sector for operation and maintenance of transmission lines of the national grid, in the form of the Permitted Annual Revenue (Receita Anual Permitida, or RAP), plus an adjustment for expectation of cash flow arising from the variation in the fair value of the Remuneration Assets Base.

e)	Construction revenue

Entities that are within the scope of IFRIC should record a construction or improvement of the infrastructure of the concession in accordance with IAS 11 – Construction Contracts. The costs of infrastructure construction carried out by the Company are measured reliably; the revenues and expenses corresponding to these construction services are recognized as and when they are incurred, up to the reporting date. Any expected loss on construction contracts is recognized immediately as an expense. Considering that the regulatory model currently in effect does not provide for specific remuneration for construction or improvement of the infrastructure of the concession; that constructions and improvements are substantially executed through specialized services of outsourced parties; and that all construction revenues is related to the construction of the infrastructure of the energy distribution services, the Company’s management believed that revenues related to construction services are imaterial.

f)	Gain on financial updating of the Concession Grant Fee

Represents the inflation adjustment using the IPCA inlfation index, plus interest, on the Concession Grant Fee for the concession awarded as Lot D of Auction 12/2015. See Note 15.

g)	Transmission indemnity revenue

In 2017 Cemig GT recognized revenue in the total amount of R$ 373, of which R$ 224 corresponded to updating, by the IPCA index, of the balance of indemnity receivable existing in December 2016, and R$ 149 for the adjustment of the BRR of the transmission assets, due to the approval by ANEEL in 2017 of amounts to be paid relating to the conducting cables not being part of the calculation of transmission revenue. See Note 13.

h)	Generation indemnity revenue

In 2017 Cemig GT recognized revenue of R$ 271 , for the adjustment to the balance of non-amortized indemnities for the concessions of the São Simão and Miranda Hydroelectric Plants, as per Ministerial Order 291/17, also taking into account the updating of the amounts. See Notes 4 and 15.

i)	Revenue from energy transactions in the CCEE (Wholesale Trading Chamber)

The revenue from transactions made through the Wholesale Electricity Exchange (Câmara de Comercialização de Energia Elétrica, or CCEE) is the monthly positive net balance of settlements of transactions for purchase and sale of energy in the Spot Market, through the CCEE.

j)	Adjustment to expected cash flow from Financial assets on residual value of infrastructure asses of distribution concessions

Monetary adjustment of the Regulatory Remuneration Asset Base resulting in the recognition of income from the adjustments on the expectation of cash flow from the Financial asset on the residual value of the infrastructure assets of distribution concessions.

k)	Other operating revenues

	2017	2016	2015
Charged service	10	6	14
Telecoms services	149	137	134
Services rendered	156	167	131
Subsidies (*)	1,034	1,001	996
Rental and leasing	121	105	93
Other	14	5	72

	1,484	1,421	1,440

(*)	Revenue recognized for the tariff subsidies applied to users of distribution services, reimbursed by Eletrobras.

l)	Taxes and charges reported as deductions on revenue

	2017	2016	2015
Taxes on revenue
ICMS (1) (2)	5,847	5,211	4,487
Cofins	2,237	2,041	2,263
PIS and Pasep	455	443	491
Others	8	7	6

	8,547	7,702	7,247
Charges to the customer
Global Reversion Reserve (RGR)	17	(18)	36
Energy Efficiency Program	56	58	45
Energy Development Account (CDE)	1,822	2,074	2,870
Research and Development (R&D)	38	48	47
National Scientific and Technological Development Fund (FNDCT)	38	48	47
Energy System Expansion Research (EPE of MME)	19	24	24
Customer charges – Proinfa alternative sources program	39	43	27
Energy Services Inspection Charge	29	35	37
Royalties for use of water resources	92	123	102
Customer charges – the ‘Flag Tariff’ system	454	360	1,067

	2,604	2,795	4,302

	11,151	10,497	11,549

(1)	Includes the effects of acceptance of the Tax Anmesty Program (PRCT), in the amount of R$ 532. More details in Note 20.
(2)	As from January 1, 2016, the rate for customers in the Commercial, services and other activities category was changed from 18% to 25% (Decree nº 46.924, of December 29, 2015).

27.	OPERATING COSTS AND EXPENSES

	2017	2016	2015
Personnel (a)	1,627	1,643	1,435
Employees’ and managers’ profit sharing	5	7	137
Post-retirement benefits – Note 23	(229)	345	156
Materials	61	58	154
Raw materials and inputs for production of energy	10	—	—
Outsourced services (b)	974	867	899
Energy bought for resale (c)	10,919	8,273	9,542
Depreciation and amortization	850	834	835
Operating provisions (d)	854	704	1,401
Charges for use of the national grid	1,174	947	999
Gas bought for resale	1,071	878	1,051
Construction costs (e)	1,119	1,193	1,252
Other operating expenses, net (f)	383	155	426

	18,818	15,904	18,287

a)	Personnel expenses

Programmed Voluntary Retirement Plan (PDVP)

In March 2017, the Company approved the 2017 Employee Voluntary Severance Program (‘the 2017 PDVP’). Those eligible to take part were any employees who have worked with Cemig for 25 years or more by December 31, 2017. The period for acceptance of the 2017 PDVP was April 3 2017, through October 17, 2017. It provided for payment of an additional premium of five monthly salaries to employees who joined in April 2017, and resigned the Company in May 2017. The premium diminished progressively depending on the month of acceptance. Thus, for employees who adhered to the program only in August 2017, for voluntary retirement in September 2017, the corresponding premium payment was only one month’s salary. For those who joined as from September 1, 2017, there was no premium. The program also paid the standard legal severance payments – including: payment for the period of notice, and especially, an amount equal to the ‘penalty’ payment of 40% of the Base Value of the employee’s FGTS fund, as well as the other payments specified by the legislation. On December 31, 2017 the amount appropriated as expense for the 2017 PDVP, including severance amounts, was R$ 214 , corresponding to acceptance, up to that date, by 1,189 employees.

In 2016, the amount appropriated to Personnel as expense on the PDVP in effect at that time was R$ 93.

b)	Outsourced services

	2017	2016	2015
Meter reading and bill delivery	142	140	122
Communication	66	55	64
Maintenance and conservation of electrical facilities and equipment	266	246	238
Building conservation and cleaning	108	97	100
Contracted labor	15	13	6
Freight and airfares	8	7	10
Accommodation and meals	13	13	17
Security services	23	25	28
Consultancy	16	15	17
Maintenance and conservation of furniture and utensils	4	4	4
Information technology	62	49	42
Maintenance and conservation of vehicles	2	8	11
Disconnection and reconnection	35	7	26
Environment	11	19	22
Legal services	22	26	21
Legal procedural costs	3	4	3
Tree pruning	21	14	23
Cleaning of power line pathways	16	8	30
Copying and legal publications	23	16	14
Inspection of customer units	1	1	4
Printing of tax invoices and energy bills	3	3	4
Other expenses	114	97	93

	974	867	899

c)	Energy purchased for resale

	2017	2016	2015
Supply from Itaipu Binacional	1,243	1,144	1,734
Physical guarantee quota contracts	461	537	252
Quotas for Angra I and II nuclear plants	244	217	200
Spot market	1,498	761	935
Proinfa Program	303	323	253
‘Bilateral’ contracts	385	292	326
Energy acquired in Regulated Market auctions	3,555	2,540	3,978
Energy acquired in the Free Market	4,283	3,279	2,762
Pasep and Cofins credits	(1,053)	(820)	(898)

	10,919	8,273	9,542

d)	Operating provisions (reversals)

	2017	2016	2015
Estimated losses on doubtful receivables	248	382	175
Estimated losses on other accounts receivables	27	40	—
Contingency provisions (reversals)
Labor claims	206	120	4
Civil	27	30	22
Tax	7	2	(4)
Environmental	—	—	(1)
Regulatory	(3)	—	10
Other	(6)	31	(3)

	231	183	28

	506	605	203

Adjustment for losses
Put option – Parati (Note 30)	231	55	1,079
Put option – SAAG (Note 30)	116	49	119
Put option – Sonda (Note 30)	1	(5)	—

	348	99	1,198

	854	704	1,401

e)	Construction cost

	2017	2016	2015
Personnel and managers	36	58	65
Materials	550	534	521
Outsourced services	406	448	504
Others	127	153	162

	1,119	1,193	1,252

f)	Other operating expenses (revenues), net

	2017	2016	2015
Leasing and rentals	103	112	102
Advertising	30	13	11
Own consumption of energy	24	22	21
Subsidies and donations	19	17	31
Paid concession	3	3	7
Insurance	8	9	9
CCEE annual charge	8	8	8
Net loss (gain) on deactivation and disposal of assets	193	112	30
Forluz – Administrative running cost	26	25	22
Collection agents	71	70	71
Gain on disposal, Taesa	(207)	(181)	—
Gain on disposal, Transchile	—	(134)	—
Loss on investment	9	—	—
Other expenses	96	79	114

	383	155	426

Operating leasing

The Company has operating lease contracts relating to, mainly, vehicles and buildings used in its operations. Related amounts are not material in relation to the total costs of the Company.

28.	FINANCE INCOME AND EXPENSES

	2017	2016	2015
FINANCE INCOME
Income from cash investments	205	317	251
Arrears fees on sale of energy	261	277	230
Foreign exchange variations	19	62	76
Monetary variations	46	106	36
Monetary variations – CVA	—	204	68
Monetary updating on Court escrow deposits	191	46	212
Pasep and Cofins charged on finance income	(53)	(88)	(84)
Other	135	117	74

	804	1,041	863
FINANCE EXPENSES
Costs of loans and financings	(1,466)	(1,860)	(1,370)
Cost of debt – amortization of transaction cost	(67)	(68)	(16)
Foreign exchange variations	(73)	(35)	(172)
Monetary updating – loans and financings	(109)	(245)	(387)
Monetary updating – onerous concessions	—	(3)	(11)
Charges and monetary updating on post-retirement obligation	(65)	(103)	(129)
Losses on financial instruments	(32)	—	—
Monetary updating – CCEE obligations	—	(10)	—
Monetary updating – CVA	(41)	—	—
Monetary updating – AFAC	239	—	—
Monetary updating – Advance sales of power supply	(45)	—	—
Adjustment to present value	(2)	—	—
Other	(139)	(154)	(119)

	(1,800)	(2,478)	(2,204)

NET FINANCE INCOME (EXPENSES)	(996)	(1,437)	(1,341)

The Pasep and Cofins expenses apply to Interest on Equity.

29.	RELATED PARTY TRANSACTIONS

Cemig’s main balances and transactions with related parties and its jointly-controlled entities are as follows:

COMPANY / item	ASSETS		LIABILITIES		REVENUE			EXPENSES
	2017	2016	2017	2016	2017	2016	2015	2017	2016	2015
Shareholder
Minas Gerais State Govt
Current
Customers and traders (1)	55	71	—	—	136	152	150	—	—	—
Public Lighting Contribution (CIP) (1)	1	—	—	—	—	—	—	—	—	—
Accounts Receivable (2)	235	—	—	—	42	—	—	—	—	—
Non-current
Customers and traders (1)	50	—	—	—	—	—	—	—	—	—
Public Lighting Contribution (CIP) (1)	1	—	—	—	—	—	—	—	—	—
Jointly-controlled entity
Aliança Geração
Current
Transactions with energy (3)	—	—	7	7	—	—	—	(147)	(142)	(106)
Provision of services (4)	2	4	—	—	13	14	6	—	—	—
Interest on Equity, and dividends	72	—	—	—	—	—	—	—	—	—
Baguari Energia
Current
Transactions with energy (3)	—	—	1	1	—	—	—	(7)	(7)	(6)
Services (4)	—	—	—	—	1	1	—	—	—	—
Interest on Equity, and dividends	—	6	—	—	—	—	—	—	—	—
Madeira Energia
Current
Transactions with energy (3)	—	—	57	18	27	8	—	(686)	(574)	(638)
Advance for future power supply (5)	66	—	—	—	—	—	12	—	—	—
Non-current
Advance for future power supply (5)	7	—	—	—	—	—	—	—	—	—
Norte Energia
Current
Transactions with energy (3)	—	—	4	4	9	2	—	(122)	(49)	—
Lightger
Current
Transactions with energy (3)	—	—	—	—	—	—	—	(19)	(19)	(17)
Hidrelétrica Pipoca
Current
Transactions with energy (3)	—	—	—	1	—	—	—	(15)	(16)	(11)
Interest on Equity, and dividends	1	—	—	—	—	—	—	—	—	—
Retiro Baixo
Current
Transactions with energy (3)	—	1	1	—	—	—	—	(6)	(6)	(3)
Interest on Equity, and dividends	3	2	—	—	—	—	—	—	—	—
Guanhães Energia
Current
Adjustment for losses (6)	—	—	—	59	—	—	—	—	—	—
Renova
Current
Transactions with energy (3)	—	—	2	—	—	—	—	(179)	(159)	(12)
Non-current
Accounts receivable (7)	350	74	—	—	—	14	—	—	—	—
Advance for future delivery of power supply (7)	—	229	—	—	—	17	—	—	—	—
Empresa Amazonense de Transmissão de Energia (AETE)
Current
Transactions with energy (3)	—	—	3	3	—	—	—	(26)	(25)	(28)
Light
Current
Transactions with energy (3)	1	—	—	—	54	59	47	(1)	(1)	(1)
Interest on Equity, and dividends	—	7	—	—	—	—	—	—	—	—
Taesa
Current
Transactions with energy (3)	—	—	12	10	—	—	—	(127)	(110)	(94)
Services (4)	—	—	—	—	1	1	—	—	—	—

COMPANY	ASSETS		LIABILITIES		REVENUE			EXPENSES
	2017	2016	2017	2016	2017	2016	2015	2017	2016	2015
Cia. Transirapé de Transmissão
Current
Transactions with energy (3)	—	—	1	1	—	—	—	(10)	(9)	(7)
Provision of services (4)	—	—	—	—	1	1	1	—	—	—
Interest on Equity, and dividends	1	1	—	—	—	—	—	—	—	—
Axxiom
Current
Provision of services (8)	—	—	3	7	—	—	—	—	—	—
Interest on Equity, and dividends	—	—	—	—	—	—	—	—	—	—
Transudeste
Current
Transactions with energy (3)	—	—	—	—	—	—	—	(2)	(1)	(1)
Provision of services (4)	—	—	—	—	1	1	1	—	—	—
Interest on Equity, and dividends	—	—	—	—	—	—	—	—	—	—
Transleste
Current
Transactions with energy (3)	—	—	—	—	—	—	—	(3)	(2)	(2)
Provision of services (4)	—	—	—	—	1	1	1	—	—	—
Interest on Equity, and dividends	—	—	—	—	—	—	—	—	—	—
Other related parties
FIC Pampulha
Current
Cash and cash equivalents	322	428	—	—	—	—	—	—	—	—
Securities	1,037	1,027	—	—	9	197	115	—	—
(-) Securities issued by subsidiary companies (9)	(25)	(49)	—	—	—	—	—	—	—	—
Non-current
Securities	30	46	—	—	—	—	—	—	—	—
(-) Securities issued by subsidiary companies (9)	—	(15)	—	—	—	—	—	—	—	—
Forluz
Current
Post-retirement obligations (10)	—	—	109	86	—	—	—	(174)	(186)	(129)
Supplementary pension contributions (11)	—	—	—	—	—	—	—	(84)	(100)	(85)
Administrative running costs (12)	—	—	—	—	—	—	—	(26)	(25)	(22)
Operational leasing (13)	—	—	5	10	—	—	—	(55)	(39)	(18)
Non-current
Post-retirement obligations (10)	—	—	1,960	1,593	—	—	—	—	—	—
Cemig Saúde
Current
Health Plan and Dental Plan (14)	—	—	115	102	—	—	—	(193)	(187)	(146)
Non-current
Health Plan and Dental Plan (14)	—	—	1,633	1,647	—	—	—	—	—	—

The	main conditions and characteristics of interest with reference to the related party transactions are:
(1)	This refers to sale of energy supply to the Minas Gerais State government. The price of the supply is the one set by Aneel through a Resolution relating to the annual tariff adjustment of Cemig D. In 2017 the government of Minas Gerais State signed a debt recognition agreement with Cemig D for payment of debits relating to the supply of power due and unpaid, in the amount of R$ 113 , to be settled in 24 installments, updated monthly by the variation of the IGP-M. The first portion, in the amount of R$ 5 , was settled in December 2017, and the others have due dates as from January 2018.
(2)	This refers to the recalculation of the monetary updating of amounts relating to the Advance for Future Capital Increase (AFAC), which were returned to the State of Minas Gerais. Amount transferred from administrative deposit to Accounts Receivable from Minas Gerais State, on September 30, 2017 (see Notes 12 and 13).
(3)	Transactions with energy between generators and distributors were made in auctions organized by the federal government; transactions for transport of electricity, made by transmission companies, arise from the centralized operation of the National Grid carried out by the National System Operator (ONS).
(4)	Refers to a contract to provide plant operation and maintenance services.
(5)	In 2017, advance payments of R$ 70 were made to Santo Antônio Energia, subsidiary of Madeira Energia: R$ 52 was advanced by Cemig GT; R$ 12 by Sá Carvalho; and R$ 6 by Rosal. For the purposes of settlement invoices for energy supply to be issued by Santo Antônio Energia starting in 2018, in 12 tranches, will be used;
(6)	A liability was recognized in 2016 corresponding to the Company’s interest in the share capital of Guanhães, due to its negative equity (see Note 1);
(7)	Cemig GT has an item of R$ 272 receivable from Renova, as follows: (i) R$ 60 , to be paid by an initial payment of R$ 6 in January 2018, and 11 monthly installments, the last becoming due in December 2018, with monetary updating at 150% of the CDI rate; (ii) R$ 94 to be settled in 12 monthly installments over the year 2020 with updating at 155% of the CDI rate; and (iii) R$ 118 to be settled in 12 monthly installments over 2021 with actualization at 155% of the CDI rate. The payment of these itens is in process of renegotiation.
(8)	This refers to a contract for development of management software between Cemig D and Axxiom Soluções Tecnológicas S.A., instituted in Aneel Dispatch 2657/2017.
(9)	FIC Pampulha has financial investments in securities issued by subsidiary companies of the Company. There is more information, and characteristics of the fund, in the description below.
(10)	The contracts of Forluz are updated by the Expanded Customer Price Index (IPCA) calculated by the Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística, or IBGE) (See Note 23) and will be amortized up to the business year of 2024.
(11)	The Company’s contributions to the pension fund for the employees participating in the Mixed Plan, and calculated on the monthly remuneration, in accordance with the regulations of the Fund.
(12)	Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s payroll.
(13)	Rental of the Company’s administrative head offices, in effect to March 2019 and May 2034, adjusted annually by IPCA inflation index.
(14)	Post-retirement obligations relating to the employees’ health and dental plan (see Note 23).

Guarantees on loans, financings and debentures

Cemig has provided guarantees on loans, financings and debentures of the following related parties – not consolidated in the financial statements because they relate to jointly-controlled entities or affiliated companies:

Related party	Relationship	Type	Objective	Maturity	2017
Norte Energia (‘Nesa’)	Affiliated	Surety	Financing	2042	2,507
Light (1)	Jointly-controlled entity	Counter-guarantee	Financing	2042	684
Santo Antônio Energia S.A. (Saesa)	Jointly-controlled entity	Surety	Financing	2034	1,946
Santo Antônio Energia S.A. (Saesa)	Jointly-controlled entity	Surety	Debentures	2037	783
Centroeste	Jointly-controlled entity	Surety	Financing	2023	8

					5,928

(1)	Related to execution of guarantees of the Norte Energia financing.

At December 31, 2017, Management believes that there is no need to recognize any provisions in the Company’s financial statements for the purpose of meeting any obligations arising under these sureties and/or guarantees.

Cash investments in FIC Pampulha – investment fund of Cemig, its subsidiaries and affiliates

Cemig and its subsidiaries and affiliates invest part of their financial resources in an investment fund which has the characteristics of fixed income and obeys the Company’s cash investment policy. The amounts invested by the fund at December 31, 2017 are reported in Securities in Current or Non-current assets, or presented after deduction of the account line Debentures in Current or Non-current liabilities.

The funds applied are allocated only in public and private fixed income securities, subject only to credit risk, with various maturity periods, obeying the unit holders’ cash flow needs.

The financial investments of the investment fund in securities of related parties are as follows:

Issuer of security	Type	Annual contractual conditions	Maturity	2017
				Cemig 4.17%	Cemig GT 26.85%	Cemig D 19.90%	Other subsidiaries 21.36% (1)	Total 72.28%
ETAU	Debentures	108.00% of CDI	Dec. 01, 2019	—	3	2	2	7
Light	Promissory Note	CDI + 3.50%	Jan. 22, 2019	1	5	4	4	14

				1	8	6	6	21

Issuer of security	Type	Annual contractual conditions	Maturity	2016
				Cemig 10.12%	Cemig GT 20.86%	Cemig D 24.94%	Other subsidiaries 22.39% (1)	Total 78.31%
Axxiom	Debentures	109.00% of CDI Rate	Jan 29, 2017	1	1	1	1	4
ETAU	Debentures	108.00% of CDI	Dec. 01, 2019	1	2	3	2	8

				2	3	4	3	12

(1)	Refers to the other companies consolidated by Cemig, which also have participation in the investment funds.

Remuneration of key management personnel

The total costs of key personnel, comprising the Executive Board, the Fiscal Council and the Board of Directors, in the business years 2017, 2016 and 2015, are as follows:

	2017	2016	2015
Remuneration	32	25	19
Profit sharing (reversal)	1	(1)	2
Assistance benefits	2	2	1

Total	35	26	22

30.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Financial instruments of The Company are: Cash and cash equivalents; Securities; Customers and Traders; Concession Holders – Energy Transport; Advance sales of energy supply; Concession financial assets related to infrastructure; Low-income subsidy; Funding from Energy Development Account (CDE); Investments in infrastructure; Restricted cash; Escrow deposits in litigation; Receivables from related parties; the CVA Account; and Other financial components; in tariff adjustments; the Minas Gerais State Tax Anmesty Program (PRCT); Loans and financings; Obligations under debentures; Obligations under concessions; Obligations to suppliers; Debt agreed with the pension fund (Forluz); Post-retirement obligations; Put options; and Swaps. Gains and losses on transactions are reported in full in the Statement of income for the year or in Equity, by the accrual method.

See Note 1 on the various steps taken by the Company to increase liquidity by new financing contracts, or refinancing existing obligations, and possible sales of assets that are not part of the end-activity. Any additional lowering of credit ratings could have negative consequences for the Company’s capacity to obtain financing, or could impact the cost of financing, making refinancing of maturing obligations more difficult or more costly. Any financing or refinancing of the Company’s debt may be contracted on the basis of higher interest rates and could require that the Company complies with more onerous restrictive covenants, which could further restrict operational activities.

The financial instruments of The Company are classified as follows:

•	Loans and receivables – this category contains: Short-term investments; Customers and traders; Concession holders (power transport); Restricted cash; Receivables from related parties; the CVA Account and Other financial components, in tariff adjustments; Low-income subsidy; Reimbursement of tariff subsidies; Other credits owed by Eletrobras; Escrow deposits in litigation; and Concession financial assets. They are recognized at their nominal realization value, which is similar to fair value.

•	Financial instruments measured at fair value through profit or loss –

1.	Securities held for trading, in the amount of R$ 1,044 (R$ 995 on December 31, 2016). They are valued at fair value and the gains or losses are recognized directly in the Statement of income .

2.	Derivative financial instruments (Swap transactions): The Company maintains derivative hedge instruments to regulate its exposure to risks of variation in exchange rates. Derivatives are recognized initially at their fair value and the attributable transaction costs are recognized in the Statement of income when they are incurred. After the initial recognition, derivatives are measured at fair value and changes in fair value are accounted in the Statement of income .

3.	Derivative financial instruments (put options): Financial liability for put option: the option to sell units in FIP Melbourne and FIP Malbec (‘the SAAG Put’) and the options to sell shares in RME (‘the Parati Put’) have been measured at fair value using the Black-Scholes-Merton (BSM) method.

•	Financial instruments held to maturity: In this category are Securities, in the amount of R$ 45 at December 31, 2017 and R$ 50 on December 31, 2016, included in Note 7. There is positive intention to hold them to maturity. They are measured at amortized cost using the effective rates method. Their fair values, of R$ 45 on December 31, 2017, and R$ 50 on December 31, 2016, were measured using information of Level 2.

•	Financial instruments available for sale: In this category are Concession financial assets related to distribution infrastructure. These are measured through Assets Remuneration Base of the concession, as per legislation established by the regulator (Aneel), taking into account the alterations in estimated cash flow, using as a basis factors such as the New Replacement Value (VNR) and updating by the IPCA inflation index – they are considered equivalent to fair value on the reporting date of these financial statements.

•	Other financial liabilities – Non-derivative financial liabilities: In this category are Loans and financings; Obligations under debentures; Debt agreed with the Pension Fund (Forluz); Concessions payable; the Minas Gerais State Tax Regularization Plan (PRCT); Suppliers; and Advanced sales of power supply. They are measured at amortized cost using the effective rates method. The Company has calculated the fair value of its Loans, financings and debentures using 147.5% of the CDI rate – based on its most recent funding. For the following, the Company considered fair value to be substantially equal to book value: Loans, financings and debentures with annual rates between IPCA + 4.70% and 8.07%, and CDI + 0.69% to 5.62%. For the financings with Eletrobras, fair value is conceptually similar to book value, due to the specific characteristics of the transactions.

On December 31, 2017, the book values of the financial instruments are similar to the fair values. On December 31, 2016, the book values of the financial instruments are similar to the fair values, with the exception of Loans, financings and debentures, of which the accounting balance is R$ 15,179 and fair value is R$ 14,711, being measured as Level 2, using similar liabilities as reference.

Derivative financial instruments:

Put options

The Company holds options to sell certain securities (put options) for which it has calculated the fair value based on the Black and Scholes Merton (BSM) model. This takes the following variables into account: exercise price of the option; closing price of the underlying asset on December 31, 2017; the risk-free interest rate; the volatility of the price of the underlying asset; and the time to maturity of the option.

Analytically, calculation of the exercise price of the options, the risk-free interest rate and the time to maturity is primarily deterministic, so that the main divergence in the put options takes place in the measurement of the closing price and the volatility of the underlying asset.

On December 31, 2017 and 2016, the existing options were as follows:

	2017	2016
Put option for shares in RME and Lepsa (1)	507	1,150
Put option – SAAG	312	196
Put / call options – Ativas and Sonda	(4)	(5)

	815	1,341

(1)	The options in Lepsa were exercised on November 30, 2017, and the Company now owns 100% of the equity in that company.

Put option – SAAG

Option contracts were signed between Cemig GT and the private pension entities that participate in the investment structure of SAAG (comprising FIP Melbourne, Parma Participações S.A. and FIP Malbec, jointly, ‘the Investment Structure’), giving those entities the right to sell units in the Funds that comprise the Investment Structure, at the option of the Funds, in the 84th (eighty-fourth) month from June 2014. The exercise price of the Put Options will correspond to the amount invested by each private pension plan in the Investment Structure, updated pro rata temporis by the Expanded National Customer Price (IPCA) index published by the IBGE, plus interest at 7% per year, less such dividends and Interest on Equity as shall have been paid by SAAG to the pension plan entities. This option was considered to be a derivative instrument, accounted at fair value through profit or loss.

For measurement of the fair value of SAAG put options Cemig GT uses the Black-Scholes-Merton (‘BCM’) model. The assumption was made that the future expenditures of FIP Malbec and FIP Melbourne are insignificant, so that the options are valued as if they were direct equity interests in Mesa. However, neither SAAG nor Mesa are traded on a securities exchange, so that some assumptions are necessary for calculation of the price of the asset and its volatility for application of the BSM model. The closing price of the share of Mesa on December 31, 2017 is ascertained on the basis of free cash flow to equity holders (FCFE), expressed by equivalence of the indirect interests held by the FIPs. Volatility, in turn, is measured as an average of historic volatility (based on the hypothesis that the series of the difference of continuously capitalized returns follows a normal distribution) of comparable companies in the electricity generation sector that are traded on the Bovespa.

Based on the studies made, a liability of R$ 312 is recorded in the Company’s financial statements (R$ 196 on December 31, 2016), for the difference between the exercise price and the estimated fair value of the assets.

The changes in the value of the options are as follows:

Balance on December 31, 2014	29
Adjustment to fair value	119

Balance on December 31, 2015	148
Adjustment to fair value	48
Balance at December 31, 2016	196

Variation in fair value	121
Reversals	(5)

Balance on December 31, 2017	312

Cemig GT made an analysis of the sensitivity of the exercise price of the option, varying the risk-free interest rate and the volatility, keeping the other variables of the model unchanged. In this context, scenarios for the risk-free interest rate at 6.05% to 10.05% p.a., and for volatility between 23% and 83% p.a., were used, resulting in estimates of minimum and maximum price for the put option of R$ 276 and R$ 377, respectively.

Put options of RME and Lepsa’s shares

Cemig granted a put option to Fundo de Participações Redentor – which is now (following the shareholding reorganization of Parati S.A.) a Shareholder of Luce Empreeendimentos e Participações S.A. (Lepsa) and Rio Minas Energia Participações S.A. (RME) – the right for Redentor to sell all of its shares in Parati (now shares in RME and Lepsa), exercisable in May 2016. The exercise price of the option is calculated based on the sum of the value of the amounts injected by the Fund into Parati, plus the expenses of the fund, less Interest on Equity, and dividends, distributed by Parati.

The exercise price is subject to monetary updating by the CDI (Interbank CD) plus financial remuneration at 0.9% per year.

RME and Lepsa own common and preferred shares of Light, and currently exercise jointly control, with the Company, the activities of that investee. Therefore, this option was considered to be a derivative instrument, accounted at fair value through profit or loss.

In the second quarter of 2016 Amendments were signed to the Shareholders’ Agreement of Parati. The principal changes arising from these amendments are as follows:

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

On September 6, 2016 Cemig received from Banco BTG Pactual (‘BTG Pactual’) Notice of Intention to Exercise a Put Option, informing irrevocable exercise of BTG Pactual’s right to sell to Cemig 153,634,195 preferred shares representing its shareholding in Parati (‘Shares subject of the Put Option’).

In October 2016, due to the extinction of Parati, the Put Option was divided between RME and Lepsa in the proportion of 50% each, with all the conditions of the original Put Option being maintained, except the items modified in the amendments, including alteration to their bylaws.

On November 30, 2016, Cemig paid R$ 222 for the portion of BTG Pactual in RME and Lepsa, under exercise of the first ‘window’ of the put.

b)	Second option exercise window: The intention to exercise may be stated by any direct Shareholder/s who decide to do so, independently of the exercise of the Put Option by the other direct Shareholders, up to September 23, 2017, inclusive, and may cover the totality of the shares in Parati, being independent of any exercise, or not, of the Put Option in the first payment window. Cemig made the payment on November 30, 2017.

On September 15, 2017 Cemig received Notices of Intention to Exercise Put Options, under the ‘Second Exercise Window’, from

–	BB–Banco de Investimento S.A. (‘BB-BI’),

–	BV Financeira S.A. – Crédito, Financiamento e Investimento (‘BV Financeira’), and

–	Banco Santander (Brasil) S.A. (‘Santander’)

(jointly, ‘the Shareholder Banks’), giving notice of irrevocable decision to exercise their right to sell to Cemig the totality of their holdings of common and preferred shares (‘the Shares Subject of the Put Option’), comprising the totality of their equity interests, in RME and Lepsa.

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

3)	As guarantee for the full payment of the Put Option, on May 31, 2016 Cemig offered to the holders of the Put Option 55,234,637 common shares and 110,469,274 preferred shares in Transmissora Aliança de Energia S.A. (Taesa), and as further guarantee, 53,152,298 shares that Cemig directly holds in Light.

On November 22, 2017 Cemig signed the First Amendment to the Shareholders’ Agreement of RME – Rio Minas Energia Participações S.A. (‘RME’), with: Banco Santander (Brasil) S.A. (‘Santander’), BV Financeira S.A. – Crédito Financiamento e Investimento (‘BV’ Financeira’) and BB-Banco de Investimento S.A. (‘BB-BI’), (jointly, ‘the Shareholder banks’) to formalize the partial postponement of the date of the Put option granted by Cemig to the Shareholder Banks, the new exercise date being moved from November 30, 2017 to November 30, 2018.

In relation to the Put option granted by Cemig to the Shareholder Banks in Lepsa, the exercise date remained unchanged, and as a result on November 30, 2017, Cemig acquired the totality of the shares in Lepsa, and the totality of the preferred shares in RME held by BB-BI, BV Financeira and Santander, as described in greater detail in Note 16.

Amount of the Company’s exposure

The change in the value of the options – the difference between the estimated fair value for the assets and the corresponding exercise price, on December 31, 2017, 2016 and 2015, has been as follows:

Balance on December 31, 2014	166
Variation in fair value	1,079

Balance on December 31, 2015	1,245
Variation in fair value	55
Reversals	(150)

Balance at December 31, 2016	1,150
Variation in fair value	187
Written down, due to exercise of Put	(830)

Balance on December 31, 2017	507

In the calculation of the fair value of the option based on the Black-Scholes-Merton analysis, the following variables are taken into account: exercise price of the option; closing price of the share of Light on December 31, 2017 (as a reference for the value of the indirect equity interest held by the direct Shareholders of RME and Lepsa in Light); the risk-free interest rate; the volatility of the price of the underlying asset; and the time to maturity of the option.

The Company made an analysis of the sensitivity of the exercise price of the option, varying the risk-free interest rate and the volatility, keeping the other variables of the model unchanged. In this context, scenarios for the risk-free interest rate at 3.5% p.a. to 11.5% p.a., and for volatility between 20.0% and 90.0% p.a., were used, resulting in estimates of minimum and maximum price for the put option of R$ 487 and R$ 532, respectively.

Sonda options

As part of the shareholding restructuring process, CemigTelecom and Sonda signed a Purchase Option Agreement (issued by CemigTelecom) and a Sale Option Agreement (issued by Sonda).

These resulted in CemigTelecom simultaneously having a right (put option) and an obligation (call option). The exercise price of the put option will be equivalent to fifteen times the adjusted net income of Ativas in the year prior to the exercise date. The exercise price of the call option will be equivalent to sixteen times the adjusted net income of Ativas in the business year prior to the exercise date. Both options, if exercised, result in the sale of the shares in Ativas currently owned by the Company, and the exercise of one of the options results in nullity of the other. The options may be exercised as from January 1, 2021.

The put and call options in Ativas (‘the Ativas Options’) were measured at fair value and posted at their net value, i.e. the difference between the fair values of the two options on the reporting date of the financial statements for 2016. Depending on the value of the options, the net value of the Ativas Options may be an asset or a liability of the Company.

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

Considering that the exercise prices of the options are contingent upon the future financial accounting results of Ativas, the estimate of the exercise prices on the date of maturity was based on statistical analyzes and on information of comparable listed companies.

The net effect of the calculation of the call and put options in shares of Ativas amounted to a credit amount of R$ 1 in the income statement for 2017.

Swap transactions

Considering that part of the loans and financings of the Company’s subsidiaries is denominated in foreign currency, the companies use derivative financial instruments (swap transactions) to protect the servicing associated with these debts (principal plus interest). The derivative instruments contracted have the purpose of protecting the operations against the risks arising from foreign exchange variation and are not used for speculative purposes.

The amounts of the principal of derivative transactions are not presented in the balance sheet, since they refer to transactions that do not require cash principal payments to be made: only the gains or losses that actually occur are recorded. The net result of these transactions was negative adjustment, on December 31, 2017, of R$ 32, recorded in finance income (expenses).

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

The table below shows the derivative instruments contracted at December 31, 2017:

Cemig’s right (1)	Cemig’s obligation	Maturity period	Trading market	Value of principal contracted	Unrealized gain /loss
					Amount according to contract 2017	Fair value 2017
US$: FX variation + Rate (9.25% p.a.)	R$: 150.49% of CDI	12/2017 to 12/2024	Over the counter	US$1,000,000	51	(32)

(1)	For the principal, the swap operation has a floor of R$ 3.25 and ceiling of R$ 5.00.

The counterparties of the derivative transactions are the banks Bradesco, Itaú, Goldman Sachs and BTG Pactual.

The Company is guarantor of the derivative instruments contracted by Cemig GT.

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

The principal risks to which the Company is exposed are as follows:

Exchange rate risk

Cemig and its subsidiaries are exposed to the risk of increase in exchange rates, with effect on Loans and financings, Suppliers, and cash flow.

The net exposure to exchange rates is as follows:

Exposure to exchange rates	2017		2016
	Foreign currency	R$	Foreign currency	R$
US dollar
Loans and financings (Note 21)	1,015	3,357	7	23
Suppliers (Itaipu Binacional)	74	240	62	207

	1,089	3,597	69	230
Euros	—	—	—	—
Loans and financings – Euros (Note 21)	1	4	2	7

Net liabilities exposed		3,601		237

Sensitivity analysis

Based on information from its financial consultants, the Company estimates that in a probable scenario the variation of the exchange rates of foreign currencies in relation to the Real at the end of 2018 will be an appreciation of the dollar by 3.11%, to R$ 3.411/US$, and depreciation of the Euro by 1.13%, to R$ 3.922/€. The Company has made a sensitivity analysis of the effects on the Company’s profit arising from depreciation of the Real exchange rate by 25%, and by 50%, in relation to this ‘probable’ scenario.

Risk: foreign exchange rate exposure	Base Scenario 2017	‘Probable’ scenario US$1=R$3.411 EUR1=R$3.922	‘Possible’ scenario FX depreciation 25.00% US$1=R$4.264 EUR1=R$4.903	‘Remote’ scenario FX depreciation 50.00% US$1=R$5.117 EUR1=R$5.883
US dollar
Loans and financings (Note 21)	3,357	3,461	4,326	5,191
Suppliers (Itaipu Binacional)	240	248	310	372

	3,597	3,709	4,636	5,563
Euros
Loans and financings (Note 21)	4	4	5	7

Net liabilities exposed	3,601	3,713	4,641	5,570

Net effect of exchange rate variation		112	1,040	1,969

Interest rate risk

On December 31, 2017 and 2016 the Company was exposed to the risk of increase in Brazilian domestic interest rates. This exposure occurs as a result of net liabilities indexed to variation in interest rates, as follows:

Risk: Exposure to domestic interest rate changes	2017	2016
Assets
Cash equivalents – Cash investments (Note 6)	917	894
Securities (Note 7)	1,088	1,045
Accounts receivable – Renova (Note 29)	350	75
Advance for future delivery of energy supply	123	230
Receivable for residual value – Generation – SELIC (Note 15)	1,084	—
Restricted cash	106	367
CVA and in tariffs – Selic rate * (Note 15)	369	398
Credits owed by Eletrobras	4	138

	4,041	3,147
Liabilities
Loans, financings and debentures – CDI rate (Note 21)	(7,202)	(11,058)
Loans, financings and debentures – TJLP (Note 21)	(119)	(213)
Advance sales of energy supply – CDI (Note 8)	(188)	—
CVA and Other financial components in tariffs – Selic rate (Note 15)	(415)	(805)
Adherence to the Tax Anmesty Program (PRCT) (Note 20)	(283)	—

	(8,207)	(12,076)

Net liabilities exposed	(4,166)	(8,929)

(*)	Amounts of CVA and Other financial components indexed by the Selic rate.

Sensitivity analysis

In relation to the most significant interest rate risk, The Company estimate that, in a probable scenario, on December 31, 2018 the Selic and TLP rates will be 6.75% and 7.00%, respectively. The Company has made a sensitivity analysis of the effects on its profit arising from increases in rates of 25% and 50% in relation to the ‘probable’ scenario. Variation in the CDI rate accompanies the variation in the Selic rate.

Estimation of scenarios for the path of interest rates considers the projections made by The Company, based on its financial consultants.

Risk: Increase in Brazilian interest rates	2017	December 31, 2018
	Book value	‘Probable’ scenario Selic 6.75% TJLP 6.75%	‘Possible’ scenario Selic 8.44% TJLP 8.44%	‘Remote’ scenario Selic 10.13% TJLP 10.13%
Assets
Short-term investments	917	979	994	1,010
Securities	1,088	1,162	1,180	1,198
Accounts receivable – Renova (Note 29)	350	374	380	386
Advance for future delivery of energy supply	123	131	133	135
Receivable for residual value – Generation – SELIC (Note 15)	1,084	1,157	1,175	1,194
Restricted cash	106	113	115	117
CVA and Other financial components in tariff adjustments – Selic rate	369	394	400	406

Credits owed by Eletrobras	4	5	5	5

	4,041	4,315	4,382	4,451

Liabilities
Loans and financings – CDI (Note 21)	(7,202)	(7,689)	(7,810)	(7,932)
Loans and financings – TJLP (Note 21)	(119)	(127)	(129)	(131)
Advance sales of energy supply—CDI (Note 8)	(188)	(201)	(204)	(207)
CVA and Other Financial components in tariffs (Note 15)	(415)	(443)	(450)	(457)
Adherence to Tax Anmesty Program (PRCT) (Note 20)	(283)	(302)	(307)	(312)

	(8,207)	(8,762)	(8,900)	(9,039)

Net assets (liabilities) exposed	(4,166)	(4,447)	(4,518)	(4,588)

Net effect of variation in interest rates		(281)	(352)	(422)

Risk of increase in inflation

This table shows the Company’s net exposure to inflation rates:

Exposure to increase in inflation	2017	2016
Assets
Concession financial assets related to Distribution infrastructure—IPCA (Note 15)	111	128
Receivable for residual value –Transmission – IPCA (Note 15)	1,928	1,805
Concession Grant Fee – IPCA (Note 15)	2,337	2,254

	4,376	4,187
Liabilities
Loans, financings and debentures – IPCA (Note 21)	(3,801)	(3,935)
Debt agreed with pension fund (Forluz) – IPCA	(721)	(787)
Forluz deficit of pension plan	(283)	—

	(4,805)	(4,722)

Net assets (liabilities) exposed	(429)	(535)

Sensitivity analysis

In relation to the most significant risk of increase in inflation, the Company estimates that, in a probable scenario, on December 31, 2018 the IPCA inflation index will be 4.43%. The Company has made a sensitivity analysis of the effects on its profit arising from increases in inflation of 25% and 50% in relation to the ‘probable’ scenario, naming these the ‘possible’ and ‘remote’ scenarios, respectively.

Risk: increase in inflation	2017	December 31, 2018
	Amount Book value	‘Probable’ scenario IPCA 4.28%	‘Possible’ scenario IPCA 5.35%	‘Remote’ scenario IPCA 6.42%
Assets
Concession financial assets related to Distribution infrastructure – IPCA (Note 15)	111	116	117	118
Receivable for residual value – Transmission – IPCA (Note 15)	1,928	2,010	2,031	2,052
Concession Grant Fee – IPCA (Note 15)	2,337	2,437	2,462	2,487

	4,376	4,563	4,610	4,657
Liabilities
Loans, financings and debentures – IPCA (Note 21)	(3,801)	(3,964)	(4,004)	(4,045)
Debt agreed with pension fund (Forluz) – IPCA	(721)	(751)	(759)	(767)
Forluz deficit of pension plan	(283)	(295)	(298)	(301)

	(4,805)	(5,010)	(5,061)	(5,113)

Net assets (liabilities) exposed	(429)	(447)	(451)	(456)

Net effect of variation in IPCA and IGP–M indices		(18)	(22)	(27)

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

In managing cash investments, the Company seeks to obtain profitability through a rigid analysis of financial institutions’ credit, applying operational limits for each bank, based on assessments that take into account their ratings, exposures and balance sheets. It also seeks greater returns on investments by strategically investing in securities with longer investment maturities, while bearing in mind the Company’s minimum liquidity control requirements.

The greater part of the energy sold by the Company is generated by hydroelectric plants. A prolonged period of scarce rainfall can result in lower water volumes in the plants’ reservoirs, possibly causing losses due to increased costs of purchasing energy, due to replacement by thermoelectric generation, or reduction of revenues due to reduction in consumption caused by implementation of wide-ranging programs for saving energy. Prolongation of generation by thermoelectric plants can pressure costs of acquisition of energy by the distributors, causing a greater need for cash, and can impact future tariff increases – as indeed has happened with the Extraordinary Tariff Review granted to the distributors in March 2015.

On the reporting date, the Company presented excess of current liabilities over current assets.

Note 1 refers to the Company’s various measures taking to increase its liquidity, through: new financings, refinancing of existing obligations or, potentially, disinvestment of assets that are not part of the Company’s core business. Any reduction in the Company’s ratings could result in a reduction of its ability to obtain new financings and could also make refinancings of debts not yet due more difficult or more costly. In this situation, any financing or refinancing of the Company’s debt could have higher interest rates or might require compliance with more onerous covenants, which could additionally cause restrictions to the operations of the business.

The flow of payments of the Company’s obligation to suppliers, for debts agreed with the pension fund, loans, financings and debentures, at floating and fixed rates, including future interest up to contractual maturity dates, is shown in this table:

	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at (interest rates):
- Floating rates
Loans, financings and debentures	43	1,005	2,231	11,755	6,488	21,522
Tax Anmesty Program (PRCT)	94	193	—	—	—	287
Onerous concessions	—	—	2	10	15	27
Debt agreed with pension plan (Forluz)	11	22	102	607	260	1,002
Solution plan for deficit of the pension plan (Forluz) (Note 23)	3	5	23	138	400	569

	151	1,225	2,358	12,510	7,163	23,407
- Fixed rate
Suppliers	2,343	—	—	—	—	2,343

	2,494	1,225	2,358	12,510	7,163	25,750

Credit risk

The distribution concession contract requires levels of service on a very wide basis within the concession area, and disconnection of supply of defaulting customers is permitted. Additionally, the Company used numerous tools of communication and collection to avoid increase in default. These include: telephone contact, emails, text messages, collection letters, posting of clients with credit protection companies, and collection through the courts.

The risk arising from the possibility of Cemig and its subsidiaries incurring losses as a result of difficulty in receiving amounts billed to its customers is considered to be low. The credit risk is also reduced by the extremely wide customers base.

The allowance for doubtful debtors constituted on December 31, 2017, considered to be adequate in relation to the credits in arrears receivable by The Company, was R$ 546 (R$ 660 on December 31, 2016).

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

The minimum requirements for concession of credit to financial institutions are centered on three items:

1.	Rating by three risk rating agencies.

2.	Equity greater than R$ 400 million.

3.	Basel ratio above 12.

Banks that exceed these thresholds are classified in three groups, by the value of their equity; and within this classification, limits of concentration by group and by institution are set:

Group	Equity	Concentration	Limit per bank (% of equity)(*)
A1	Over R$ 3.5 billion	Minimum of 80%	Between 6% and 9%
A2	R$ 1.0 billion to R$ 3.5 billion	Maximum 20%	Between 5% and 8%
B	R$ 400 million to R$ 1.0 billion	Maximum 20%	Between 5% and 7%

(*)	The percentage assigned to each bank depends on individual assessment of indicators, e.g. liquidity, and quality of the credit portfolio.

Further to these points, Cemig also sets two concentration limits:

1.	No bank may have more than 30% of the Group’s portfolio.

2.	No bank may have more than 50% of the portfolio of any individual company.

Risk of over-contracting and under-contracting of energy supply

Sale or purchase of power supply in the spot market to cover a positive or negative exposure of supply contracted, to serve the captive market of Cemig D, is a risk inherent to the energy distribution business. The regulatory limit for 100% pass-through to customers of exposure to the spot market, valued at the difference between the distributor’s average purchase price and the spot price (PLD), is only the margin between 100% and 105% of the distributor’s contracted supply. Any exposure that can be proved to have arisen from factors outside the distributor’s control (‘involuntary exposure’) may also be passed through in full to customers. The Company’s Management is continually managing its contracts for purchase of power supply to mitigate the risk of exposure is to the spot market.

Risk of continuity of the concession

The risk to continuity of the distribution concession arises from the new terms included in the extension of Cemig D’s concession for 30 years from January 1, 2016, as specified by Law 12,783/13. The extension, coming into force on January 1, 2016, brought changes to the present contract. Under the new contract, continuity of the concession is conditional upon compliance by the distributor with new criteria for quality and economic-financial sustainability.

The extension is conditional on compliance with indicators contained in the contract itself, which aim to guarantee quality of the service provided and economic and financial sustainability of the company. These are determinant for actual continuation of the concession in the first five years of the contract, since non-compliance with them in two consecutive years, or in the fifth year, results in cancellation of the concession.

Additionally, as from 2021, non-compliance with the quality criteria for three consecutive years, or with the minimum parameters for economic/financial sustainability for two consecutive years, results in opening of proceedings with a view to termination of the distribution concession.

Hydrological risk

The greater part of the energy sold by the Company’s subsidiaries is generated by hydroelectrical plants. A prolonged period of scarce rainfall can result in lower water volumes in the plants’ reservoirs, possibly causing losses due to increased costs of purchasing electricity, due to replacement by thermoelectric generation, or reduction of revenues due to reduction in consumption caused by implementation of wide-ranging programs for saving of electricity. Prolongation of the generation of energy using the thermal plants potentially could lead to cost increases for the energy distributors, causing a greater need for cash, and could result in future increases in tariffs.

Risk of early maturity of debt

The Company’s subsidiaries have loan contracts with restrictive covenants normally applicable to this type of transaction, related to compliance with a financial index. Non-compliance with these covenants could result in earlier maturity of debts. For more details please see Note 21.

Capital management

This table shows comparisons of the Company’s net liabilities and its Equity on December 31, 2017 and 2016:

	2017	2016
Total liabilities	27,910	29,102
(–) Cash and cash equivalents	(1,030)	(995)
(–) Restricted cash	(106)	(367)

Net liabilities	26,774	27,740

Total equity	14,330	12,934

Net liabilities / equity	1.87	2.14

31.	MEASUREMENT AT FAIR VALUE

The Company measures its financial assets and liabilities at fair value. Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Fair Value Hierarchy aims to increase consistency and comparability: it divides the inputs used in measuring fair value into three broad levels, as follows:

•	Level 1 – Active market – Quoted prices: A financial instrument is considered to be quoted in an active market if the prices quoted are promptly and regularly made available by an exchange or organized over-the-counter market, by operators, by brokers or by a market association, by entities whose purpose is to publish prices, or by regulatory agencies, and if those prices represent regular arm’s length market transactions made without any preference.

•	Level 2 – No active market – Valuation technique: For an instrument that does not have an active market, fair value should be found by using a method of valuation/pricing. Criteria such as data on the current fair value of another instrument that is substantially similar, or discounted cash flow analysis or option pricing models, may be used. The objective of the valuation technique is to establish what would be the transaction price on the measurement date in an arm’s-length transaction motivated by business considerations.

•	Level 3 – No active market – No observable inputs: The fair value of investments in securities for which there are no prices quoted on an active market, or of derivatives linked to them which are to be settled by delivery of unquoted securities, is determined based on generally accepted valuation techniques, mainly related to discounted cash flow analysis.

The following is a summary of the instruments that are measured at fair value:

	Balance on December 31, 2017	Fair value at December 31, 2017
		Active market – quoted price (Level 1)	No active market – Valuation technique (Level 2)	No active market – No observable inputs (Level 3)
Assets
Fair value through profit or loss
Securities held for trading
Bank certificates of deposit	3	—	3	—
Treasury Financial Notes (LFTs)	290	—	290	—
Financial Notes – Banks	740	740	—	—
Debentures	11	—	11	—

	1,044	740	304	—
Derivative financial instruments (swap)	9	—	—	9

	1,053	740	304	9
Available for sale
Concession financial assets related to infrastructure	370	—	—	370

	370	—	—	370
Liabilities
Fair value through profit or loss
Derivative financial instruments (swap)	(41)			(41)
Derivative financial instruments (sale options)	(816)	—	(507)	(309)

	(857)	—	(507)	(350)

	566	740	(203)	29

	Balance on December 31, 2016	Fair value at December 31, 2016
		Active market – quoted price (Level 1)	No active market – Valuation technique (Level 2)	No active market – No observable inputs (Level 3)
Assets
Held for trading
Securities
Bank certificates of deposit	33	—	33	—
Treasury Financial Notes (LFTs)	193	193	—	—
Financial Notes – Banks	724	—	724	—
Debentures	45	—	45	—

	995	193	802	—
Available for sale
Concession financial assets related to infrastructure	216	—	—	216

	216	—	—	216
Liabilities
Fair value through profit or loss
Derivative financial instruments	(1,342)	—	(1,150)	(192)

	(1,342)	—	(1,150)	(192)

	(131)	193	(348)	24

Fair value calculation of financial positions

Concession financial assets related to infrastructure: Measured at New Replacement Value (Valor novo de reposição, or VNR), according to criteria established in regulations by the Concession grantor (‘Grantor’), based on fair value of the assets in service belonging to the concession and which will be revertible at the end of the concession, and on the Weighted average cost of capital (WACC) used by the Grantor, which reflects the concession holder’s return on the operations of the concession. The VNR and the WACC are public information disclosed by the Grantor and by Cemig. The movement in Concession financial assets is shown in Note 15.

Cash investments: The fair value of cash investments is calculated taking into consideration the market prices of the security, or market information that makes such calculation possible, and future rates in the fixed income and FX markets applicable to similar securities. The market value of the security is deemed to be its maturity value discounted to present value by the discount factor obtained from the market yield curve in Reais.

Put options: The Company adopted the Black-Scholes-Merton method for measuring the fair value of the SAAG, RME, Lepsa and Sonda options. The fair value of these options was calculated on the basis of the estimated exercise price on the day of exercise of the option, less the fair value of the underlying shares, also estimated for the date of exercise, brought to present value at the reporting date. The movement in relation to the put options, and other information, is given in Note 15.

32.	INSURANCE

The Company maintains insurance policies to cover damages on certain assets, in accordance with orientation by specialists, as listed below, taking into account the nature and the degree of risk, for amounts considered sufficient to cover any significant losses related to its assets and responsibilities. The risk assumptions adopted, due to their nature, are not part of the scope of an audit of the financial statements, and consequently were not examined by the external auditors.

	Cover	Dates of cover	Amount insured (1)	Annual premium (1)
Companhia Energética de Minas Gerais
Facilities in buildings	Fire	01/08/2018 – 01/08/2019	R$53,348	R$12
Cemig Geração e Transmissão
Air transport / Aircraft	Fuselage Third party	04/29/2017 – 04/29/2018	US$4,675 US$14,000	US$58
Warehouse stores	Fire	10/02/2017 – 10/02/2018	R$14,931	R$21
Buildings	Fire	01/08/2018 – 01/08/2019	R$454,828	R$98
Telecoms equipment	Fire	01/08/2018 – 01/08/2019	R$11,514	R$5
Operational risk	—	12/07/2017 – 12/07/2018	R$1,333,711	R$1,790
Cemig Distribuição
Air transport / Aircraft / Guimbal equipment	Fuselage Third party	04/29/2017 – 04/29/2018	US$3,613 US$14,000	US$42
Warehouse stores	Fire	10/02/2017 – 10/02/2018	R$84,169	R$120
Facilities in buildings	Fire	01/08/2018 – 01/08/2019	R$1,003,221	R$217
Telecoms equipment	Fire	01/08/2018 – 01/08/2019	R$17,208	R$7
Operational risk – Transformers above 15MVA and other energy distribution equipment with value above R$ 1,000 (2)	Total	12/07/2017 – 12/07/2018	R$471,265	R$633
Gasmig
Gas distribution network / Third party	Third party	12/15/17 – 12/15/18	R$60,000	R$429
Own vehicle fleet (Operation)	Damage to third parties only	07/07/17 – 07/07/18	R$500	R$2
Own vehicle fleet (Directors)	Full cover	10/25/17 – 10/25/18	R$100	R$1
Facilities—multirisk	Robbery, theft and fire	01/01/17 – 01/01/18	R$41,374	R$50

(1)	Amounts expressed in R$ ‘000 or US$’000.
(2)	Maximum indemnity limit: R$ 231 million for Cemig GT; R$ 214 million for Cemig D.

The Company, except for its aircraft, does not have third party liability insurance covering accidents, and is not seeking proposals for this type of insurance. Additionally, the Company has not sought proposals for, and does not have current policies for, insurance against events that could affect its facilities such as earthquakes, floods, systemic failures or business interruption. The Company has not suffered significant losses arising from the above-mentioned risks. The Company has not suffered significant losses as a result of the above-mentioned risks.

33.	COMMITMENTS

Cemig and its subsidiaries have contractual obligations and commitments that include, principally, amortization of loans and financings, contracts with contractors for construction of new projects, and purchase of energy from Itaipu and other sources, as follows:

	2018	2019	2020	2021	2022	After 2022	Total
Purchase of energy from Itaipu	1,278	1,332	1,367	1,339	1,326	1,298	7,940
Purchase of energy – auctions	2,837	2,815	3,178	3,724	3,898	4,040	20,492
Purchase of energy – ‘bilateral contracts’	296	307	323	338	356	375	1,995
Quotas for Angra 1 and Angra 2	264	272	291	297	311	325	1,760
Transport of energy from Itaipu	227	232	236	220	206	216	1,337
Other energy purchase contracts	3,497	2,735	2,758	2,994	3,030	2,647	17,661
Purchase of gas for resale	546	559	586	611	640	669	3,611
Operating leasing transactions	98	76	61	64	68	72	439

Total	9,043	8,328	8,800	9,587	9,835	9,642	55,235

34.	THE ANNUAL TARIFF ADJUSTMENT

On May 23, 2017 Aneel approved the Annual Tariff Adjustment for Cemig D. It resulted in an average decrease in tariffs of 10.66%, in effect May 28, 2017, through May 27, 2018.

The average negative affect of 10.66% arises from the following factors:

•	Adjustment of the cost items of Portions A and B, contributing 1.29% to the average effect.

•	Inclusion of the financial components calculated in the current tariff adjustment for offsetting in the subsequent 12 months, resulting in a reduction of 4.68%.

•	Removal of the financial components established in the 2016 tariff adjustment process, which remained in effect up to the date of the adjustment being processed, contributing 7.28% reduction.

35.	NON-CASH TRANSACTIONS

In 2017, 2016 and 2015, the Company made the following transaction not involving cash, which are not reflected in the Cash flow statement:

◾	Capitalized financial costs of R$ 71 in 2017 (R$ 142 in 2016 and R$ 159 in 2015).

36.	SUBSEQUENT EVENTS

2018 PDVP Programmed Voluntary Retirement Plan

In March 2018, the Company approved the Programmed Voluntary Retirement Program (‘the 2018 PDVP’). Employees eligible to be part of the program are those will have worked for Cemig for 25 years or more by December 31, 2018. The period for joining the program was April 2 through 30, 2018. The program offers payment of the severance amounts specified by law, including payment for notice period, and especial deposit of the ‘penalty’ amount of 40% of the FGTS (Labour Guarantee Fund) Base Value, and other charges specified by the legislation, with no provision for the payment of any additional amounts.

Advanced payment for future energy supply

From January 01, 2018 until the date of this report 2018, Cemig GT made advanced payments of R$ 71 to its joint venture investee Renova, in relation to future energy supply becoming due between April and August 2018. These advances are adjusted to present value at a rate of 155% of the CDI.

Sale of remaining shares not initially subscribed in capital increase

On March 21, 2018, Cemig sold the totality of the remaining shares not subscribed in the Capital increase approved by the Shareholders’ Extraordinary General Meeting held on October 26, 2017, through a public offer of a single and indivisible lot of shares, which resulted in a financial volume of R$ 111. A total of 13,139,799 remaining common shares (ON) were sold for an average price of R$ 7.30, totaling R$ 96; and 1,815,750 remaining preferred shares (PN) were sold for an average price of R$ 8.22, for a total of R$15.

Cemig’s capital increase

On April 23, 2018, the Shareholders’ Extraordinary General Meeting approved a Company capital increase in the amount of R$ 1,000, whose capital increased from R$ 6,294 to R$ 7,294, throughout the issue and subscription of 199,910,947 new shares, each with par value of R$ 5.00 (five Reais), comprising 66,849,505 common shares and 133,061,442 preferred shares.

The capital increase, considering the issuance price, represented proceeds of R$1,324. The difference, in the amount of R$ 324, will be allocated to the capital reserve account.

Shareholders’ Annual General Meeting

On April 30, 2018, the Shareholders’ Annual General Meeting approved Company’s 2017 statutory financial statements and the allocation of retained earnings and net income for 2017, as proposed by the Board of Directors and mentioned on Note 25 (c).

Issue of Commercial Promissory Notes

In May 2018, Cemig D issued Commercial Promissory Notes in the amount of R$400 million, due on October 24, 2019 and bears interest of 151% of the CDI Rate (Interbank Rate for Interbank Certificates of Deposit or Certificados de Depósito Inter-bancário – CDIs), which will be paid on the maturity date.

Renova refusal of binding proposal by Cemig

On May 3, 2018, Renova’s Board of Directors decided not to accept the binding proposal received from Cemig for acquisition of 100% of the shares in Chipley SP Participações S.A. (‘Chipley’) held by Renova, or 51% of the shares in Brasil PCH S.A. held by Chipley as mentioned on Note 16.

Renova’s Executive Board announced that it is carrying out studies for a new restructuring plan, which will be presented soon to its Board of Directors, aiming to resolve the situation of Renova’s capital structure and honor all the commitments Renova has undertaken.