Form 20-F
period 2018-12-31
ENERGY CO OF MINAS GERAIS
filed 2019-05-17
CIK 1157557

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Avenida Barbacena, 1200, Belo Horizonte, M.G., 30190-131

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol (s)	Name of exchange on which registered:
Preferred Shares, R$5.00 par value	CIG	New York Stock Exchange*
American Depositary Shares, each representing 1 Preferred Share, without par value		New York Stock Exchange
Common Shares, R$5.00 par value	CIG.C	New York Stock Exchange*
American Depositary Shares, each representing 1 Common Share, without par value		New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common share as of the close of the period covered by the annual report:

487,614,213 Common Shares

971,138,388 Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☒    No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes ☐    No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

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

We maintain our books and records in reais. We prepare our statutory financial statements in accordance with generally accepted accounting practices adopted in Brazil, and with International Financial Reporting Standards (or “IFRS”), as issued by the International Accounting Standards Board (“IASB”). For purposes of this annual report, we prepared the consolidated statement of financial position as of December 31, 2018 and 2017 and the related consolidated statement of income and comprehensive income, changes in equity and cash flows for the years ended December 31, 2018, 2017 and 2016, in reais in accordance with IFRS, as issued by the IASB.

Ernst & Young Auditores Independentes S.S. (“EY”) audited our consolidated financial statements as of December 31, 2018 and 2017. Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte Touche Tohmatsu”) audited our consolidated financial statements as of December 31, 2016. The financial statements of Madeira Energia S.A. as of and for the years ended December 31, 2018, 2017 and 2016 and of Norte Energia S.A. as of and for the years ended December 31, 2017 and 2016 were audited by PricewaterhouseCoopers Auditores Independentes, whose reports related to those financial statements have been presented to EY and Deloitte Touche Tohmatsu and are the sole base for the opinion of EY and Deloitte Touche Tohmatsu on the financial statements of Madeira Energia S.A. and Norte Energia S.A. Madeira Energia S.A. and Norte Energia S.A. are investments of the Company accounted for under the equity method.

This annual report contains translations of certain real amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such U.S. dollar amounts have been translated from reais at an exchange rate of R$3.8804 to US$1.00, as certified for customs purposes by the U.S. Federal Reserve Board as of December 31, 2018. See “Item 3. Key Information – Exchange Rates” for additional information regarding exchange rates. We cannot guarantee that U.S. dollars can be converted into reais, or that reais can be converted into U.S. dollars, at the above rate or at any other rate”.

MARKET POSITION AND OTHER INFORMATION

The information contained in this annual report regarding our market position is, unless otherwise indicated, presented for the year ended December 31, 2018 and is based on, or derived from, reports issued by the Brazilian National Electric Energy Agency (Agência Nacional de Energia Elétrica, or “ANEEL”), and by the Brazilian Electric Power Trading Chamber (Câmara de Comercialização de Energia Elétrica, or “CCEE”).

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

FORWARD-LOOKING INFORMATION

This annual report includes certain forward-looking statements, mainly in “Item 3. Key Information,” “Item 5, Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and contingencies including, but not limited to, the following:

•

general economic, political and business conditions, principally in Brazil, the State of Minas Gerais (“Minas Gerais”), the State of Rio de Janeiro (“Rio de Janeiro”), as well as other states in Brazil;

•	inflation and fluctuations in exchange rates and in interest rates;

•	existing and future governmental regulation as to energy rates, energy usage, competition in our concession area and other matters;

•	existing and future policies of the Federal Government of Brazil, which we refer to as the Federal Government;

•	on-going high profile anticorruption investigations in Brazil;

•	our expectations and estimates concerning future financial performance and financing plans;

•	our level, or maturity profile, of indebtedness;

•	the likelihood that we will receive payment in connection with accounts receivable;

•	our capital expenditure plans;

•	our ability to satisfactorily serve our customers;

•	our ability to implement our divestment program;

•	failure or hacking of our security and operational infrastructure or systems;

•	our ability to renew our concessions, approvals and licenses on terms as favorable as those currently in effect or at all;

•	our ability to integrate the operations of companies we have acquired and that we may acquire;

•	changes in volumes and patterns of customer energy usage;

•	competitive conditions in Brazil’s energy generation, transmission and distribution markets;

•	trends in the energy generation, transmission and distribution industry in Brazil, particularly in Minas Gerais and Rio de Janeiro;

•	changes in rainfall and the water levels in the reservoirs used to run our hydroelectric power generation facilities;

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

Selected Consolidated Financial Data

From January 1, 2018, we were required to adopt IFRS 9 – Finnacial Instruments and IFRS 15 – Revenue from contracts with customers. We are not required to retrospectively apply IFRS 9 and IFRS 15 to any periods prior to January 1, 2018. IFRS 9 introduced changes to the measurement and classification of financial instruments, as well as changes to the method for calculating impairment of financial instruments. IFRS 15 established a new method to recognize revenue from contracts with customers by applying a five-step analysis, including contract identification, performance obligation identification, transaction price determination, transaction price allocation and recognition of revenue. Our financial statements as of and for the year ended December 31, 2018 reflect the adoption of IFRS 9 and IFRS 15. We used the modified retrospective approach when adopting such standards; thus, we did not restate our financial statements as of and for the years ended December 31, 2017, 2016, 2015 and 2014 for the adoption of IFRS 9 and IFRS 15. Accordingly, our financial statements as of and for the year ended December 31, 2018 and our financial statements for the comparative periods are not directly comparable when it comes to such standards. For more information regarding the adoption of IFRS 9 and IFRS 15 and its effects on our financial statements, see note 2.4 to our Consolidated Financial Statements included in “Item 18. Financial Statements.”

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

The selected consolidated financial data as of December 31, 2018 and 2017 and for each of the years ended December 31, 2018, 2017 and 2016, prepared in accordance with IFRS, has been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this annual report. U.S. dollar amounts in the table below are presented for your convenience. Unless indicated otherwise, these U.S. dollar amounts have been translated from reais at R$3.8804 per US$1.00, the exchange rate as of December 31, 2018. The real has historically experienced high volatility. We cannot guarantee that U.S. dollars can or could have been converted into reais, or that reais can or could have been converted into U.S. dollars at the above rate or at any other rate. The selected consolidated financial data as of December 31, 2016, 2015 and 2014 and for each of the years ended December 31, 2015 and 2014 has been derived from our audited consolidated financial statements not included in this annual report on Form 20-F.

Consolidated Statement of Income Data

	Year ended December 31,
	2018	2018(4)	2017	2016	2015	2014
	(in millions of US$)(1)	(in millions of R$ except per share/ADS data or otherwise indicated)
Net operating revenue
Energy sales to final customers	5,639	21,882	20,438	20,458	20,319	14,922
Revenue from wholesale supply to other concession holders	771	2,990	3,263	2,972	2,207	2,310
CVA (compensation for changes in ‘Parcel A’ items) and other financial components in tariff increases	508	1,973	988	(1,455)	1,704	1,107
Revenue from use of the energy distribution systems (TUSD)	527	2,045	1,611	1,705	1,465	855
Transmission concession revenue	106	411	371	312	261	557
Transmission indemnity revenue	64	250	373	751	101	420
Generation indemnity revenue	14	55	272	—	—	—
Adjustment to expectation of cash flow from indemnifiable Financial asset of the distribution concession	—	—	9	8	576	55
Revenue from financial updating of the Concession Grant Fee	83	321	317	300	—	—
Construction revenue	231	898	1,119	1,193	1,252	941
Energy transactions on the CCEE	56	217	860	161	2,425	2,348
Supply of gas	514	1,995	1,759	1,444	1,667	422
Fine for violation of service continuity indicator	(11)	(44)	—	—	—	—
Other operating revenues	408	1,585	1,483	1,421	1,440	1,284
Deductions from revenue	(3,173)	(12,312)	(11,151)	(10,497)	(11,549)	(5,626)
Total net operating revenue	5,738	22,266	21,712	18,773	21,868	19,595
Operating costs and expenses
Energy purchased for resale	(2,856)	(11,084)	(10,919)	(8,273)	(9,542)	(7,428)
Charges for the use of the national grid	(381)	(1,479)	(1,174)	(947)	(999)	(744)
Depreciation and amortization	(215)	(835)	(850)	(834)	(835)	(801)
Personnel	(363)	(1,410)	(1,627)	(1,643)	(1,435)	(1,252)
Gas purchased for resale	(319)	(1,238)	(1,071)	(877)	(1,051)	(254)
Outsourced services	(280)	(1,087)	(974)	(867)	(899)	(953)
Post-employment obligations	(87)	(337)	229	(345)	(156)	(212)
Materials	(27)	(104)	(61)	(58)	(154)	(381)
Operating provisions, net	(120)	(467)	(854)	(704)	(1,402)	(581)
Employee’ and managers’ profit sharing	(20)	(77)	(5)	(7)	(137)	(249)
Infrastructure construction costs	(231)	(897)	(1,119)	(1,193)	(1,252)	(942)
Other operating expenses, net	(105)	(405)	(393)	(155)	(426)	(651)
Total operating costs and expenses	(5,004)	(19,420)	(18,818)	(15,903)	(18,288)	(14,448)
Share of (loss) profit, net, of associates and joint ventures	(27)	(104)	(252)	(302)	393	210
Gain on acquisition of control of investee	—	—	—	—	—	281
Remeasurement of previously held equity interest in subsidiaries acquired	(31)	(119)	—	—	—
Impairment loss on Investments	(33)	(127)	—	(763)	—	—
Fair value gain on shareholding transaction	—	—	—	—	729	—
Income before finance income (expenses) and taxes	643	2,496	2,642	1,805	4,702	5,638
Finance income (expenses), net	(133)	(518)	(996)	(1,437)	(1,340)	(1,159)
Income before income tax and social contribution tax	509	1,978	1,646	368	3,362	4,479
Income taxes expense	(154)	(599)	(644)	(34)	(893)	(1,342)
Net income for the year from continuing operations	355	1,379	1,002	334	2,469	3,137
Net income after tax from discontinued operations	83	322	—	—	—	—
Net income before non-controlling interests	438	1,700	1,002	334	2,469	3,137

	Year ended December 31,
	2018	2018(4)	2017	2016	2015	2014
	(in millions of US$)(1)	(in millions of R$ except per share/ADS data or otherwise indicated)
Non-controlling interests
Non-controlling interests from continuing operations	—	1	—	—	—	—
Non-controlling interests from discontinued operations	10	41	—	—	—	—
Net income	448	1,742	1,002	334	2,469	3,137
Other comprehensive income (loss)	(119)	(463)	(302)	(553)	(307)	(41)
Comprehensive income	329	1,279	700	(219)	2,162	3,096
Basic earnings:
Per common share	0.30	1.17	0.37	0.10	1.96	2.49
Per preferred share	0.30	1.17	0.84	0.35	1.96	2.49
Per ADS common share	0.30	1.17	0.37	0.10	1.96	2.49
Per ADS preferred share	0.30	1.17	0.84	0.35	1.96	2.49
Diluted earnings:
Per common share	0.30	1.17	0.37	0.07	1.96	2.49
Per preferred share	0.30	1.17	0.84	0.32	1.96	2.49
Per ADS common share	0.30	1.17	0.37	0.07	1.96	2.49
Per ADS preferred share	0.30	1.17	0.84	0.32	1.96	2.49

Statement of Financial Position Data

	Year ended December 31,
	2018	2018(4)	2017	2016	2015	2014
	(in millions of US$)(1)	(in millions of R$ except per share/ADS data or otherwise indicated)
Assets
Assets classified as held for sale	5,011	19,446	—	—	—	—
Other current assets	2,152	8,350	8,537	8,285	9,377	6,554
Total current assets	7,163	27,796	8,537	8,285	9,377	6,554
Property, plant and equipment, net	686	2,662	2,762	3,775	3,940	5,544
Intangible assets	2,777	10,777	11,156	10,820	10,275	3,379
Concession financial assets	1,270	4,927	6,605	4,971	2,660	7,475
Other assets	3,529	13,693	13,180	14,185	14,605	12,048
Total assets	15,425	59,855	42,240	42,036	40,857	35,000
Liabilities
Current loans financing and debentures	566	2,198	2,371	4,837	6,300	5,291
Liabilities directly associated to assets held for sale	4,193	16,272	—	—	—	—
Other current liabilities	1,269	4,924	6,292	6,610	6,774	4,832
Total current liabilities	6,028	23,394	8,663	11,447	13,074	10,123
Non-current loans financing and debentures	3,240	12,574	12,027	10,342	8,866	8,218
Non-current post-employment obligations	1,220	4,736	3,954	4,043	3,086	2,478
Other non-current liabilities	829	3,212	3,266	3,270	2,843	2,896
Total non-current liabilities	5,289	20,522	19,247	17,655	14,795	13,592
Share capital	1,880	7,294	6,294	6,294	6,294	6,294
Capital reserves	580	2,250	1,925	1,925	1,925	1,925
Profit reserves	1,640	6,362	5,729	5,200	4,663	2,594
Equity valuation reserve	(342)	(1,327)	(837)	(489)	102	468
Subscription of shares to be capitalized	—	—	1,215	—	—	—
Equity attributable to non-controlling interests	350	1,360	4	4	4	4
Total equity	4,108	15,939	14,330	12,934	12,988	11,285
Total liabilities and equity	15,425	59,855	42,240	42,036	40,857	35,000

Other data

	2018	2017	2016	2015	2014
Outstanding shares basic:
Common (3)	487,614,144	487,614,144	420,764,639	420,764,639	420,764,639
Preferred (3)	970,577,739	970,577,739	837,516,297	837,516,297	837,516,297
Dividends per share
Common	R$0.59	R$0.03	—	R$0.50	R$0.63
Preferred	R$0.50	R$0.50	R$0.50	R$0.50	R$0.63
Dividends per ADS common	R$0.59	R$0.03	—	R$0.50	R$0.63
Dividends per ADS preferred	R$0.50	R$0.50	R$0.50	R$0.50	R$0.63
Dividends per share (2)
Common	US$0.15	US$0.01	—	US$0.13	US$0.24
Preferred	US$0.13	US$0.15	US$0.15	US$0.13	US$0.24
Dividends per ADS (2) common	US$0.15	US$0.01	—	US$0.13	US$0.24
Dividends per ADS (2) preferred	US$0.13	US$0.15	US$0.15	US$0.13	US$0.24
Outstanding shares—diluted:
Common (3)	487,614,144	487,614,144	420,764,639	420,764,639	420,764,639
Preferred (3)	970,577,739	970,577,739	837,516,297	837,516,297	837,516,297
Dividends per share diluted
Common	R$0.59	R$0.03	—	R$0.50	R$0.63
Preferred	R$0.50	R$0.50	R$0.50	R$0.50	R$0.63
Dividends per ADS diluted common	R$0.59	R$0.03	—	R$0.50	R$0.63
Dividends per ADS diluted Preferred	R$0.50	R$0.50	R$0.50	R$0.50	R$0.63
Dividends per share diluted (2)
Common	US$0.15	US$0.01	—	US$0.13	US$0.24
Preferred	US$0.13	US$0.15	US$0.15	US$0.13	US$0.24
Dividends per ADS diluted common (2)	US$0.15	US$0.01	—	US$0.13	US$0.24
Dividends per ADS diluted preferred (2)	US$0.13	US$0.15	US$0.15	US$0.13	US$0.24

(1)	Converted at R$3.8804 /US$, the exchange rate on December 31, 2018. See “– Exchange rates”.
(2)	This information is presented in U.S. dollars at the exchange rate in effect as of the end of each year.
(3)	For the year ended December 31, 2017 new shares issued through a capital increase were included. Please See “Item 4. Information on the Company”
(4)

As of December 31, 2018, we adopted IFRS 9 and IFRS 15. Since we used the modified retrospective approach when adopting such standards; we did not restate our financial statements as of and for the years ended December 31, 2017, 2016, 2015 and 2014.

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

The table below sets forth, for the periods indicated the low, high, average and period-end exchange rates for reais, expressed in reais per US$1.00

Year Ended December 31.	Reais per US$1.00
	Low	High	Average	Period-end
2014	2.1940	2.7306	2.3498	2.6563
2015	2.5644	4.1638	3.3360	3.9593
2016	3.4112	4.1299	3.4839	3.2532
2017	3.0557	3.3823	3.1916	3.3121
2018	3.1470	4.2016	3.6513	3.8804

	Reais per US$1.00
Month	Low	High	Average	Period end
October 2018	3.6670	4.0059	3.7611	3.7129
November 2018	3.6965	3.8919	3.7860	3.8571
December 2018	3.8353	3.9298	3.8834	3.8804
January 2019	3.6501	3.8123	3.7356	3.6501
February 2019	3.6552	3.7650	3.7244	3.7493
March 2019	3.7670	3.9689	3.8407	3.8892
April 2019	3.8269	3.9758	3.8974	3.9367
May 2019 (through May 10, 2019)	3.9195	3.9847	3.9517	3.9614

Source: U.S. Federal Reserve Board.

Risk Factors

The investor should take into account the risks described below, and the other information contained in this Annual Report, when evaluating an investment in our Company.

Risks Relating to CEMIG

We are not certain whether new concessions or authorizations, as applicable, will be obtained, nor that our present concessions or authorizations will be extended on terms similar to those currently in effect, nor that any compensation we receive in the event of non-extension will be sufficient to cover the full value of our investment.

We operate most of our power generation, transmission and distribution activities under concession agreements entered into with the Brazilian Federal Government or pursuant to authorizations granted to companies of the CEMIG Group. The Brazilian Constitution determines that all concessions related to public services must be granted through a bidding process. In 1995, in an effort to implement these constitutional provisions, the Brazilian Federal Government adopted certain laws and regulations, which are collectively known as the “Concessions Law,” which governs bidding procedures in the electric power industry.

On September 11, 2012, the Brazilian Federal Government issued Provisional Act No. 579 (“PA 579”), later converted into Law No. 12,783 of January 11, 2013 (“Law No. 12,783/13”), which governs the extensions of concessions granted prior to Law No. 9,074/95. Law No. 12,783/13 determines that, as of September 12, 2012, concessions prior to Law No. 9,074/95 can be extended once, for up to 30 years, at the option of the concession authority.

With respect to generation activities, the Company chose not to accept the mechanism offered to extend the generation concessions that would expire in the period from 2013 to 2017. These concessions are: Três Marias, Salto Grande, Itutinga, Volta Grande, Camargos, Peti, Piau, Gafanhoto, Tronqueiras, Joasal, Martins, Cajuru, Paciência, Marmelos, Dona Rita, Sumidouro, Poquim and Anil.

Following publication of the tender documents for Generation Auction No. 12/2015, on October 7, 2015 (“Auction 12/2015”), which was held under the revised regulatory structure for renewal of concessions of existing power plants as set forth in Law No. 13,203 of December 8, 2015 (“Law No. 13,203/15”), the Company’s Board of Directors authorized CEMIG Geração e Transmissão S.A. (“CEMIG GT”) to bid at an auction, held on November 25, 2015, in which CEMIG GT was successful. In the auction, CEMIG GT won the concessions for the 18 hydroelectrical plants comprising “Lot D”, for 30 years: Três Marias, Salto Grande, Itutinga, Camargos, Cajuru, Gafanhoto, Martins, Marmelos, Joasal, Paciência, Piau, Coronel Domiciano, Tronqueiras, Peti, Dona Rita, Sinceridade, Neblina and Ervália. The total installed capacity of these plants is 699.5 MW, and their offtake guarantee is 420.2 MW average.

In relation to the Jaguara, São Simão and Miranda power plants, which the date of the first contractual extension of their concessions fell after the issuance of PM 579, the Company understood that the Generation Concession Contract No. 007/1997 enables the extension of the concessions of these power plants for 20 years, i.e. until 2033, 2035 and 2036 respectively, without any restrictions.

Based on this understanding, CEMIG GT filed for a judicial order of mandamus against the actions of the Brazilian Mining and Energy Ministry (“MME”) to safeguard its rights to an extension of the concession term for the Jaguara, São Simão and Miranda Hydroelectrical Power Plant, under the terms of Clause 4 of the Generation Concession Contract No. 007/1997, and in accordance with the original terms and conditions of that agreement, which was signed prior to Law No. 12,783/13.

On February 21, 2017, CEMIG GT made a renewal request to the MME, renewing its administrative application for extension, for a term of 20 years, of the concessions of the Jaguara, São Simão and Miranda hydroelectrical plants pursuant to Clause 4 of Generation Concession Contract No. 007 of 1997. In this renewal request, which reaffirmed the Company’s interests in these plants, CEMIG GT also made an alternative request, in the event the application is denied, for the concession of these hydroelectrical plants to be transferred/granted to one of its subsidiaries, for the purposes specified by Paragraph 1-C of Article 8 of Law 12,783/13 (as amended by Law 13,360 of November 17, 2016), which enables the Federal Government to grant a power generation concession for 30 years when associated with transfer of control of a legal entity providing this service which is under direct or indirect control of a state, the Federal District or a municipality. The Concession-granting Power (the “Grantor”) refused this request.

On September 27, 2017, the Brazilian Federal Government auctioned the concessions of the São Simão, Jaguara, Miranda and Volta Grande hydroelectrical power plants formerly owned by CEMIG GT with a total capacity of 2,922 MW for a total of R$12.13 billion. In each case, the winning bidder of the concessions was a third party unrelated to CEMIG. The ownership of the Volta Grande power plant was transferred to the winning bidder on November 30, 2017, the ownership of the Jaguara and Miranda power plants was transferred on December 30, 2017 and the ownership of the São Simão power plant was transferred on May 9, 2018.

The applications for mandamus relating to the Jaguara and Miranda hydroelectric plants have now reached final judgment against the Company and further appeal is not possible. As a result of these judgments the Company assesses that the chances of success in the application for mandamus in relation to the São Simão hydroelectric plant, which has not yet reached final judgment, is remote.

CEMIG GT believes that it complied with the requirements necessary to maintain the concessions of the São Simão, Jaguara and Miranda power plants, which were each subject to automatic renewals. Several legal actions, public acts and negotiation meetings were held with the MME and ANEEL in order to seek a solution to the litigation that has extended since 2012. In the case of Volta Grande, CEMIG GT has also worked intensively to negotiate renewal terms for that concession. Despite the outcome of the auction, CEMIG GT plans to continue to assert its rights with respect to this concession in court. Following these legal actions that are in progress at the STF and the STJ, additional proceedings have been brought in the administrative and judicial sphere related to the indemnity to which the Company is entitled.

Despite the result of the auction, CEMIG plans to continue to make significant efforts to keep the concessions for the Emborcação and Nova Ponte plants – which have a maturity on July 23, 2025 – and also for the Sá Carvalho hydroelectric plant, the concession for which is held by Empresa Sá Carvalho S.A., a wholly-owned subsidiary of CEMIG. All the scenarios relating to continuation of commercial operation of these concessions by the Companies are being studied.

In parallel to the discussions on extension of the generation concessions, proceedings were filed in the administrative and judicial spheres relating to the indemnity to which the Company is entitled, originating from the generation concessions that have passed their maturity dates without the Company’s investments in them having been amortized. On August 3, 2017, by its Ministerial Order 291, the MME established the amounts of the indemnity owed to CEMIG GT for investments made in the São Simão and Miranda power plants. The total amount of the indemnity has been calculated at R$1.028 billion, of which R$243.59 million relates to the residual value the São Simão plant and R$784.15 million relates to the indemnity for the Miranda plant. These amounts are as of September 2015 and December 2016, respectively, and are to be adjusted, up to the date of payment, by the IPCA inflation index and by the Selic rate.

In parallel to the proceedings in the administrative sphere, CEMIG GT filed a case against the Federal Government on November 27, 2017, in the 13th Civil Court of the SJDF (Judiciary of the Federal District) and requested an interim measure ordering the Federal Government to provide documents, and also pay the amount, already recognized through Ministerial Order 291/2017, of R $ 1.028 billion. On its contestation, on December 18, 2017, the Federal Government applied for the case to be set aside without judgment on the merits on the grounds that the matter had been the subject of a judgment against which there is no possibility of further appeal, or of the Federal Government having no standing to be sued, and, for the case to be set aside with a decision on the merits on the grounds of expiration of the statute of limitations. On January 17, 2018, CEMIG amended its writ to convert the writ into an ordinary court action for a declaration of nullity of Article 1°, §§1 and 2, and Article 2, of MME Ministerial Order 291/2017, and the consequent payment of reimbursement of all investment made in the concession by CEMIG GT, and also immediate payment of the non-contested portion of the amount.

In the administrative sphere, on March 13, 2018, CEMIG GT delivered correspondence to the MME requiring (i) that CEMIG GT should be informed whether the indemnity contained in MME Ministerial Order 291/2017 deals only with the Basic Plan of the hydroelectric plants, or whether it includes amounts relating to additional investments carried out after the generating plants had started operation; and (ii) that CEMIG GT should be supplied with a full copy of the proceedings on which the amounts in the Ministerial Order were defined.

In response, on March 22, 2018, the MME sent a copy of the requested proceedings, and also stated that the assets of the Jaguara and Volta Grande hydroelectric plants are 100% depreciated and amortized, so that there is no value for indemnity. As to the Miranda and São Simão plants, it stated that the amount was calculated based on the information of the Basic Plan supplied to ANEEL by the concession holder. On August 24, 2018, CEMIG GT sent to the Ministry a letter in which it stated adherence to MME Ministerial Order 291/2017, and further requested payment of the indemnity referred to in it, which took place on August 31, 2018, in the total, updated, amount of approximately R$1.14 billion.

In this situation, on November 13, 2018, in the case in progress before the federal courts, the Company filed a petition for extinction of the action. The Federal Government was served notice to give statement on CEMIG GT’s application. A possibility still remains of receipt of complementary indemnity to include the investments subsequent to the Basic Plan of the Jaguara, Miranda, São Simão and Volta Grande Plants in the administrative sphere.

On February 26, 2019, a decision to extinguish the lawsuit was published without its merits being judged. The judge of the case based his decision on the claim of supervening loss of interest by CEMIG on the action, arising from the request made on August 24, 2018. Considering that this decision allows the Company to file a new lawsuit similar to this in the future, especially for the indemnification of assets not included in the payment received on August 31, 2018, we did not appeal this decision.

Regarding transmission activities, on December 4, 2012, the Company signed the second amendment to Transmission Concession Agreement No. 006/1997, extending the concession for 30 years from January 1, 2013. The concession extension resulted in a reduction of the Permitted Annual Revenue (Receita Anual Permitida, or “RAP”), which decreased from R$ 485 million (in June 2012) to R$ 296 million (in June 2016). The Brazilian Federal Government has compensated us for the reduction of the RAP of those concessions. In our view, Law 12,783/13 states that the Federal Government is required to compensate us, using the IPCA index as a basis, RAP reductions of assets operating before 2000 within a 30-year period. According to MME Ordinance No. 120/2016, as of July 2017, the transmission companies that extended their concession agreements will have their assets not yet compensated included in the Regulatory Remuneration Base and will also receive the recovery of past revenues from those assets. This applies to CEMIG.

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

Further, the Brazilian Federal Government can revoke any of our concessions or authorizations before the expiration of the concession term, in the event of bankruptcy or dissolution, or by legal termination, if determined to be in the public interest. It can also intervene in concessions to ensure adequate provision of the services, full compliance with the relevant provisions of agreements, authorizations, regulations and applicable law, and where it has concerns about the operations of the facilities of the Company.

Delays in the implementation and construction of new energy undertakings can trigger the imposition of regulatory penalties by ANEEL, which, under ANEEL’s Normative Resolution No. 63 of May 12, 2004, can vary from warnings to the termination of concessions or withdrawal of authorizations.

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

Rules under the Fifth Amendment to the distribution concession contract came into effect in 2016. They contain new targets for service quality, and requirements related to CEMIG D’s economic and financial sustainability. These targets must be complied with over the 30 years of the concession. Compliance with these targets is assessed annually, and non-compliance could result in an obligation for CEMIG to inject capital into CEMIG D or a limitation on distribution of dividends or the payment of interest on capital by CEMIG D to CEMIG. According to ANEEL regulations, in case of failure to comply with global annual targets for collective continuity indicators for two consecutive years, or three times in five years, or at any time in the last five years of the agreement term, distribution of dividends or payment of interest on shareholders’ equity may be limited until compliance is resumed. Furthermore, in the first five years, non-compliance with a target for two consecutive years, or with any one of the targets in the fifth year will result in legal termination of the concession.

We are subject to extensive and uncertain governmental legislation and regulation, and any changes to such legislation and regulation could have a material adverse effect on our business, results of operations and financial situation.

Our operations are highly regulated and supervised by the Brazilian Federal Government, through the MME, ANEEL, the National System Operator (Operador Nacional do Sistema, or “ONS”), and other regulatory authorities. These authorities have a substantial degree of influence on our business. MME, ANEEL and ONS have discretionary authority to implement and change policies, interpretations and rules applicable to different aspects of our business, particularly operations, maintenance, health and safety, compensation and inspection. Any significant regulatory measure implemented by such authorities may result in a significant burden on our activities, which may have a material adverse effect on our business, results of operations and financial condition.

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

The President of Brazil is currently considering changes in the legislation, arising from Public Consultation No. 33/2017, which includes some proposals for changes in the current regulatory model of the sector. These changes consist of subsidy reductions and revision of the allocation of costs, among others, creating the basis for a more open market. There is a possibility that the President may present this draft law to Congress for a vote.

Amendments in the legislation or regulations relating to the Brazilian energy industry could adversely affect our business strategy and the conduct of our activities if we are not able to anticipate the new conditions or if we are unable to absorb the new costs or pass them on to customers. Also, we cannot guarantee that measures taken in the future by the Brazilian Federal Government, in relation to development of the Brazilian energy system, will not have a negative effect on our activities. Further, we are unable to predict to what extent such measures might affect us. If we are required to conduct our business and operations in a way that is substantially different from that specified in our business plan, our business, results of operations or financial position may be negatively affected.

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

Our ability to carry out our capital expenditure program is dependent upon a number of factors, including our ability to charge adequate rates for our services, access to the domestic and international capital markets, and a variety of operational and other factors. Further, our plans to expand our generation and transmission capacity are subject to compliance with competitive bidding processes. These bidding processes are governed by Law 13,303/2016 (the “State Companies Law”).

In relation to loans from third parties: (i) as a state-controlled company, we are subject to rules and limits relating to the level of credit applicable to the public sector, including rules established by the National Monetary Council (Conselho Monetário Nacional, or “CMN”), and by the Brazilian Central Bank; and (ii) we are subject to the rules and limits established by ANEEL that regulate indebtedness for companies in the energy sector. Also, although we may access both the international and local debt capital markets, we, as a state-controlled company, can only be financed with funds extended by local commercial banks if such debt is guaranteed by receivables, as well as with funds extended by Brazilian federal banks in transactions with the purpose of refinancing financial obligations contracted with entities of the Brazilian financial system.

Further, we are subject to certain contractual conditions under our existing debt instruments, and we may enter into new loans that contain restrictive covenants or similar clauses that could restrict our operational flexibility. These restrictions might also affect our ability to obtain new loans that are necessary for financing our activities and our growth strategy, and for meeting our future financial obligations when they become due, and this could adversely affect our ability to comply with our financial obligations. We have financing contracts and other debt obligations containing restrictive covenants, including Brazilian local market debentures, Eurobonds on international market and loans from Caixa Econômica Federal and Banco do Brasil.

We have approximately R$11.0 billion of outstanding debt with financial covenant restrictions, and any breach could have severe negative consequences to us. See “– The Company has a considerable amount of debt, and it is exposed to limitations on its liquidity – a factor that might make it more difficult for the Company to obtain financing for investments that are planned, and might negatively affect its financial condition and its results of operation.”

If, for example, we breach a financial covenant under the CEMIG GT’s 9.25% Senior Notes due 2024 (the “Eurobonds”), we would be subject to an interest increase or acceleration of certain debt as a result of cross-default provisions under certain of our outstanding debt agreements. Similarly, if the Company violates a covenant under our debenture issuance, the debenture holders may accelerate the maturity of the debt in a meeting organized by the Fiduciary Agent (Trustee), unless 75% of the debenture holders decide not to do so. Any acceleration of our outstanding debt could have a material adverse effect on our financial situation, and may also trigger cross-default clauses in other financial instruments.

In the event of a default and acceleration, our assets and cash flow might be insufficient to repay amounts due, or to comply with the servicing of such debt. In the past, we have, on certain occasions, failed to comply with certain financial covenants that had conditions that were more restrictive than those currently in place. Although we were able to obtain waivers from our creditors in relation to past non-compliance, we cannot guarantee that we will be successful in obtaining any particular waiver in the future.

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

A reduction in our credit risk rating or in Brazil’s sovereign credit ratings could adversely affect the availability of new financing and increase our cost of capital.

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

In the event of a downgrade due to any external factors, our operational performance or high levels of debt, our cost of capital could increase and our ability to comply with existing financial covenants in the instruments that regulate our debt could be adversely affected. Further, our operating or financial results and the availability of future financing could be adversely affected.

In addition, probable reductions in Brazilian sovereign ratings could adversely affect the perception of risk in relation to securities of Brazilian issuers, and, as a result, increase the cost of any future issues of debt securities. Any reductions in our ratings or Brazil’s sovereign ratings could adversely affect our operating and financial results, and our access to future financing.

Disruptions in the operation of, or deterioration of the quality of, our services, or those of our subsidiaries, could have an adverse effect on our business, financial condition and results of operations.

The operation of complex energy generation, transmission and distribution networks and systems involves various risks, operational difficulties and unexpected interruptions, caused by accidents, damage to or failure of equipment or processes, performance below planned levels of availability and efficiency of assets, or disasters (such as explosions, fires, natural phenomena, floods, landslides, sabotage, terrorism, vandalism or other similar events). In the event of any such occurrence, the insurance coverage for operational risks may be insufficient to fully repay costs and losses incurred as a result of damage caused to assets or interruptions of services. Also, operational decisions taken by an entity responsible for the operation of the national grid, or actions or decisions taken by authorities responsible for regulation of the power industry, or for the environment or for issues that affect the energy generation, transmission and distribution businesses could have an adverse effect on the functioning and profitability of the operations of the Company’s generation, transmission and distribution systems.

The revenues that the Company generates from establishing, operating and maintaining facilities are, directly or indirectly, correlated with the availability of equipment and assets, and to the quality of the services (continuity, and compliance with the regulatory requirements). Under our concession agreements, the Company is subject to: (i) a reduction of their “Parcel B” allocation due to increase of the component Q in the formula for the “X Factor” at the time of the tariff review for the distributors; (ii) reduction of the Permitted Annual Revenue (RAP) of the Transmission Companies, due to non-availability of transmission lines and substation equipment; and (iii) impacts on the revenue of the generation companies arising from the Availability Factor (Fator de Disponibilidade, or “FID”), and from reduction of the guarantee offtake levels of the plants. The hydroelectrical plants share the hydrological risk, and based on the applicable regulations and on the level of the guarantees offered previously by agents, to the extent that the plants do not meet the necessary production levels, on average agents will have to acquire the equivalent of the shortfall in volume of power at the spot price (Preço de Liquidação de Diferenças – Differences Settlement Price, or “PLD”), which tends to be highly volatile.

The generation agents are exposed to financial risks, since there may be differences in the financial accounting of the contracts in the sub-markets of the CCEE, depending on: (a) the location of the plant, which determines the PLD used in the accounting procedure for the vendors; and (b) the location of consumption of the contract, which will determine the PLD used in the accounting procedure for the consuming agent. If there is a difference between the PLD of the sub-markets, the agents will be subject to these differences.

Penalties and payments of offsetting or other compensation are applicable, depending on the scope, severity and duration of the unavailability of service or equipment. Thus, stoppages in our generation, transmission or distribution facilities, substations or networks, may have a material adverse effect on our business, financial situation and operating results.

We have a considerable amount of debt, and we are exposed to limitations on our liquidity – a factor that might make it more difficult for us to obtain financing for investments that are planned, and might negatively affect our financial condition and our results of operations.

In order to finance the capital expenditures needed to meet our long-term growth objectives, we have incurred a substantial amount of debt. As our cash flow from operations in recent years has not been sufficient to fund our capital expenditures, debt service and payment of dividends, our debt has significantly increased from 2012 to 2017. Our total loans, financing and debentures (including interest) of R$ 14,772 million on December 31, 2018; R$14,398 million on December 31, 2017 and R$15,179 million on December 31, 2016 increased by 2.6% compared to 2017 and decreased by 2.7% compared to 2016. Currently, 42% of our existing loans, financing and debentures—totaling R$ 6,223 million, have maturities in the next three years. To meet our growth objectives, maintain our ability to fund our operations and comply with scheduled debt maturities, we will need to raise debt capital from a range of funding sources. To service its debt after meeting the capital expenditure targets, the Company has relied upon, and may continue to rely upon, a combination of cash flows provided by its operations, sale of assets, drawdowns under its available credit facilities, its cash and short-term financial investments balance and the incurrence of additional indebtedness. Any further lowering of its credit ratings may have adverse consequences on the Company’s ability to obtain financing or may impact its cost of financing, also making it more difficult or costly to refinance maturing obligations. If, for any reason, the Company were to face difficulties in accessing debt financing, this could hamper its ability to make capital expenditures in the amounts needed to maintain its current level of investments or its long-term targets and could impair its ability to timely meet its principal and interest payment obligations with its creditors. A reduction in the Company’s capital expenditure program or the sale of assets could significantly and adversely affect its results of operations.

Our divestment program depends on external factors that could impede its successful implementation.

Our Divestment Program was implemented in 2017 and contemplates the sale of a total of R$ 8,046 million in assets. This Divestment Program is intended to re-establish our financial equilibrium, through a rapid reduction of our debt. External factors, such as deterioration of Brazilian and global economic conditions, a Brazilian political crisis, or fluctuations in the exchange rate, could adversely affect our ability to sell these assets or might reduce their fair value. The sale of assets under our Divestment Program will allow us to reduce our total indebtedness and improve our short-term liquidity position. However, such sales will result in a decrease in our cash flows from operations, which could have a material adverse effect on our long-term operating growth prospects and consequently our results of operations in the medium and long term. As of December 31, 2018, CEMIG had sold R$1,529 million of assets.

We might be unable to implement the strategies in our long-term strategic planning within a desired time, or without incurring unforeseen costs, which could have adverse consequences for our business, results of operations and financial condition.

Our ability to meet strategic objectives depends, to a large extent, on successful, cost-effective and timely implementation of our Long-term Strategy and our Multi-year Business Plan. The following are some of the factors that could negatively affect this implementation:

•	Inability to generate cash flow, or obtain the future financing, necessary for implementation of the projects;

•	Inability to obtain necessary governmental licenses and approvals;

•	Unexpected engineering and environmental problems;

•	Unexpected delays in the processes of eminent domain and establishment of servitude rights;

•	Unavailability of the necessary workforce or of equipment;

•	Labor strikes;

•	Delay in delivery of equipment by suppliers;

•	Delay resulting from failings of suppliers or third parties in compliance with their contractual obligations;

•	Interference by climate factors, or environmental restrictions;

•	Changes in the environmental legislation creating new obligations and causing additional costs for projects;

•	Legal instability caused by political issues; and

•	Substantial changes in economic, regulatory, hydrological or other conditions.

The occurrence of the above factors, separately or in the aggregate, might lead to a significant increase of costs, and might delay or impede implementation of initiatives, and consequently compromise the execution of the strategic plan, negatively affecting our operating and financial results.

Furthermore, because we are a mixed-capital company controlled by the State of Minas Gerais, we are subject to changes to our board of directors and executive officers as a result of change in the political agents of the Executive Branch of government due to the electoral process and also due to political instability. These types of changes may adversely affect the continuity of the Company’s strategy.

The operating and financial results of our subsidiaries and minority investees might negatively affect our strategies, operating results and financial situation.

We own equity in and do business through various subsidiaries and investees, including companies with assets in energy generation, transmission and distribution. The future development of our subsidiaries and minority investees, such as Transmissora Aliança de Energia Elétrica S.A. (“TAESA”), Light S.A. (“Light”) and Aliança Geração de Energia S.A. (“Aliança”) as well as Renova Energia S.A. (“Renova”), Guanhães Energia S.A. and Madeira Energia S.A. (“Mesa”), in which the Company has significant financial commitments, could have a significant impact on our business and operating results. The Company’s ability to meet its financial obligations is correlated, in part, to the cash flow and the profits of its subsidiaries and investees, and the consequent distribution to the Company of such profits in the form of dividends or other advances or payments. If these companies’ abilities to generate profit and cash flow are reduced, this might cause a reduction of dividends and interest on capital paid to the Company, which could have a material adverse effect on our results of operations and financial position.

Further, some of our subsidiaries and investees might, in the future, enter into agreements with creditors that could restrict dividend payments or other transfers of funds to the Company.

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

The level of default by our customers could adversely affect our business, operating results and/or financial situation as well as those of our subsidiaries.

On December 31, 2018, the total of our past-due receivables owed by customers, traders and power transport concession holders was approximately R$1,381 million (R$1,038 million in 2017), corresponding to 6.20% of our consolidated net revenue in 2018 (4.78% in 2017). We have recorded in 2018 a provision for doubtful receivables in the amount of R$751 million (R$568 million in 2017). The possibility exists that we might be unable to collect amounts receivable from various customers which are in arrears. If such debts are not totally or partially settled, we will suffer an adverse impact on our business, operation results and/or financial situation. Additionally, the amount of debts in arrears from our customers that exceeds the provision that we have made could cause an adverse effect on our business, operating results and/or financial condition.

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

CEMIG’s Total Losses Index as of December 31, 2018, using a 12 month window was 12.82%. This percentage is in relation to the total energy injected into the distribution system (the total volume of losses was 6,607 GWh). Of that percentage, 8.77% comprised technical losses, and 4.05% comprised non-technical losses. This result was 1.42 percentage points lower than the result for December 2017 (14.24%), and above the regulatory target set by ANEEL for 2018 (11.75%).

Since 2014, the adverse macroeconomic scenario in Brazil, with high unemployment, and the changes in the energy sector resulting from Provisional Act 579 (converted into Law No. 12,783 of 2013), affected the cash flow and situation of the distribution company. These resulted in successive tariff increases in order to compensate the negative effects caused by such facts. Additionally in our point of view these facts also contributed to an increase in fraud against the energy supply in CEMIG’s concession area, beginning in 2014.

From a regulatory point of view, ANEEL has been increasingly rigorous in establishing target caps for distribution losses. The target caps for non-technical losses are set on the basis of a benchmarking model that compares using an index which measures the social-economic complexity of each concession area and how efficient the distributors are in combating non-technical energy losses. For the targets for technical losses, ANEEL uses metering measurements and power flow software.

In light of this complex scenario, involving regulatory uncertainties, even with the implementation of a strategy to reduce technical and commercial losses, CEMIG cannot guarantee that the target caps for losses established by ANEEL will be met in the medium term, and this could affect the Company’s financial situation and operating results, since the portion of a distribution company’s power losses that exceeds the regulatory cap cannot be passed through to the customer as an expense in the form of an increase in tariffs.

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

We might be held responsible for impacts on our own workforce, on the population and the enviroment, due to electric accidents related to our generation, transmission and distribution systems and facilities.

Our operations, specially those related to transmission and distribution lines, present risks that may lead to accidents, such as electrocutions, explosions and fires. These accidents may be caused by natural occurrences, human errors, technical failures and other factors. As a significant part of our operations is conducted in urban areas, the population is a factor to be constantly considered. Any incident that occurs on our facilities or in human occupied areas, whether regurlaly or irregularly, can result in serious damages such as human losses, environmental and material damage, loss of production and liability in civil, criminal and environmental lawsuits. These events may also result in reputational damage, financial compensations, penalities for the Company and its officers and directors, and difficulties in obtaining or mantaining concession contracts and operating licenses.

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

Any non-compliance with environmental laws and regulations, such as construction and operation of a potentially polluting facility without a valid license or authorization, could give rise to the obligation to remedy any damages that are caused (third party liability) and result in criminal and administrative sanctions. Under Brazilian legislation, criminal penalties, such as imprisonment and restriction of rights, may be applied to individuals (including managers of legal entities), and penalties such as fines, restriction of rights or community service may be applied to companies. With respect to administrative sanctions, depending on the circumstances, the environmental authorities may: (i) impose warnings, or fines, ranging from R$50,000 to R$50 million; (ii) require partial or total suspension of activities; (iii) suspend or restrict tax benefits; (iv) cancel or suspend lines of credit from governmental financial institutions; or (v) prohibit us from contracting with governmental agencies, companies or authorities. Any of these actions could adversely affect our business, results of operations and financial condition.

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

Among the provisions of law that can lead to operating investments and expenses, one is compliance with the Stockholm Convention on Persistent Organic Pollutants (the “Convention”), to which Brazil is a signatory, assuming the international commitment to withdraw the use of PCB by 2025, and its complete prohibition by 2028, through Decree No. 5,472, of June 20, 2005. The legislation to be enacted for this purpose could have a major effect on the energy industry and on CEMIG, due to the possibility of obligations to list, replace and dispose of equipment and materials containing substances included in the Convention such as Polychlorinated Biphenyls (“PCBs”).

If we are unable to meet the technical requirements established by the environmental agencies during the process of licensing, this might prejudice the installation and operation of our projects, or make carrying out of our activities more difficult, which could negatively affect our results of operations.

Finally, the adoption or implementation of new safety, health and environmental laws, new interpretations of existing laws, increased rigidity in the application of the environmental laws, or other developments in the future might require us to make additional capital expenditure or incur additional operating expenses in order to maintain our current operations. They might also restrain our production activities or demand that we take other action that could have an adverse effect on our business, results of operations or financial condition.

Increases in energy purchase prices could cause an imbalance in CEMIG D’s cash flows.

The expense on purchase of power from the distributors is currently strongly linked to the PLD Price (Availability Contracts, Physical Guarantee quotas, and Itaipu Hydroelectric Plant quotas) and to MRE’s adjustment factor (Physical Guarantee quotas, Itaipu quotas and Hydrological Risk of the plants that have been renegotiated).

In 2018, a combination of negative factors affected purchases by the distribution companies, including (i) an adverse period in terms of rainfall, resulting in high spot prices from May to October; and (ii) seasonalization of the physical guarantee of the MRE, allocating a large volume of energy in the second half of 2018, resulting in very low MRE adjustment factors between June and October.

In the second half of 2018, these factors significantly increased the distributors’ expenses on purchases of energy. The balance on the Tariff Flag account went into deficit by more than R$ 3.5 billion, and as a result the present Tariff Flag mechanism was not enough to cover the mismatch in the distributors’ cash flow in 2018.

The methodology of the Tariff Flag system is reviewed every year, always seeking to make improvement, but under the present methodology very adverse situations can occur which affect the distributors’ cash position. This factor could have an adverse effect on our business, operating results and financial condition.

Brazil’s supply of energy is heavily dependent on hydroelectrical plants, which in turn depend on climatic conditions to produce energy. Adverse hydrological conditions that result in lower generation of hydroelectrical power could adversely affect our business, results of operations and financial condition.

Hydroelectrical generation is predominant in Brazil. The advantages of hydroelectrical power have also been widely publicized due to it is a renewable resource, and avoids substantial expenditures on fuels in thermal generation plants. At the same time the main difficulty in the use of this resource arises from the variability of the flows to the plants. There are substantial seasonal variations in monthly and annual flows, which depend fundamentally on the volume of rain that falls in each rainy season. Adverse hydrological conditions in the Brazilian southeast region caused drought and water scarcity in the states of São Paulo, Minas Gerais and Rio de Janeiro in the recent past. These conditions might become worse during the dry period, which occurs from April through September. This could cause rationing of water consumption and/or energy, which could have a material adverse effect on the Company’s business and results of operations.

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

The operation of the Brazilian energy system is coordinated by the National Energy System Operator (Operador Nacional do Sistema, or “ONS”). Its primary function is to achieve optimal operation of the resources available, minimizing operating cost, and the risks of shortage of energy. In periods when the hydrological situation is adverse, a decision by the ONS might, for example, reduce generation by hydroelectrical plants and increase thermal generation, which results in higher costs for the hydroelectrical generating agents, as happened in 2014. In the distribution companies, this increase in costs generates an increase in the purchase price of energy that is not always passed through to the customer at the same moment, generating mismatches in cash flows, with an adverse effect on the business and financial situation of those distribution companies. Also, in extreme cases of scarcity of power due to adverse hydrological situations, the system might undergo rationing, which could result principally in reduction of cash flow.

The Energy Reallocation Mechanism (Mecanismo de Realocação de Energia, or “MRE”) aims to mitigate the impact of the variability of generation of the hydroelectrical plants. This mechanism shares the generation of all the hydroelectrical plants in the system in such a way as to supplement the shortage of generation of one plant with excess generation by another. However, this mechanism is not able to eliminate the risk of the generation players, because when there is an extremely unfavorable hydrological situation, to the extent that all the plants in aggregate are unable to reach the sum of their Physical Guarantee levels of power output, this mechanism makes an adjustment to the Physical Guarantee of each plant through the Physical Guarantee Adjustment Factor (Fator de Ajuste da Garantia Física, or GSF), resulting in the generating companies being exposed to the short-term (“spot”) market.

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

Those operators that did not subscribe to the renegotiation continued to have injunctions preventing charging of the hydrological risk in full. These injunctions are causing a deficit of approximately R$6.97 billion in the short-term market as of January, 2019. This position increases the level of default calculated by the CCEE, thus reducing the amounts received by creditor agents in the short-term market. To avoid this effect, some creditor agents filed for further injunctions to acquire the right to priority in receipt. This effect leads to uncertainty in the market, reduction of liquidity, increase of default, and reduction in amounts received in the short-term market, representing a risk for the Company.

Any substantial seasonal variation in the monthly flows and in the total of flows over the year could limit hydroelectrical generation, making it necessary to use alternative generation systems, which could have a significant adverse effect on the Company’s costs, including court fees and expenses relating to the subject.

The draft law No. 33/2017, currently with the Brazilian President for submission to the Brazilian Congress, proposes certain modifications to the MRE, which includes the exclusion from the calculation of the MRE of the following items: (i) generation in disregard of the merit order which means dispatching energy to the grid in disregard of the ascending price ranking for energy generation, (ii) anticipation of delivery of firm energy to the system of relevant power plants, and (iii) restriction to the supply of energy to the grid due to delay in the transmission system. Other changes may be included in the bill during discussions in the Brazilian Congress.

The rules for energy trading and market conditions may affect the sale prices of energy.

Under applicable laws, our generation companies are not allowed to sell energy directly to distribution companies. Thus, the power generated by our companies is sold in the Regulated Market (Ambiente de Contratação Regulado, or ACR) – also referred to as the “Pool” – through public auctions held by ANEEL, or through the Free Market (Ambiente de Contratação Livre, or ACL) through bilateral negotiations with customers and traders. The applicable legislation allows distributors that sign contracts for existing energy supply (“energia existente”) with generation companies in the Regulated Market to reduce the quantity of energy contracted by up to 4%, per year, in relation to the amount of the original contract, for the entire period of the contract. This exposes our generation companies to the risk of not selling the de-contracted supply at adequate prices.

We conduct trading activities through power purchase and sale agreements, mainly in the Free Market, through our generation and trading companies. Contracts in the Free Market may be entered into with other generating entities, energy traders, or mainly, with “free customers.” Free customers are customers with a demand of 3MW or more: they are allowed to choose their energy supplier. Some contracts have flexibility in the amount sold, allowing the customer to consume a higher or lower amount (5% on average) from our generating companies than the original amount contracted, which might cause an adverse impact on our business, operating results and/or financial situation.

Other contracts do not allow for this kind of flexibility in the purchase of energy, but increased competition in the Free Market could influence the occurrence of this type of arrangement in purchase contracts.

In addition to the free customers referred to above, there is a category of customers referred to as “Special Customers”, which are those with contracted demand between 500kW and 3MW. Special Customers are eligible to participate in the Free Market provided they buy energy from incentive-bearing alternative sources, such as Small Hydroelectrical plants, biomass plants or wind farms. The Company has conducted sales transactions for this category of energy from specific energy resources in particular companies of the CEMIG Group and, since 2009, the volume of these sales has gradually increased. The Company has formed a portfolio of purchase contracts which now occupies an important space in the Brazilian energy market for incentive-bearing alternative power sources. Contracts for the sale of energy to these customers have specific flexibilities to serve their needs, and these flexibilities of greater or lesser consumption are linked to the historic behavior of these loads. Higher or lower levels of consumption by these customers may cause purchase or sale exposures to spot prices, which can have an adverse impact on our business, operating results and/or financial situation. Market variations, such as variations of prices for signature of new contracts, and of volumes consumed by our customers in accordance with flexibilities previously contracted, can lead to spot market positions, which can potentially have a negative financial impact on our results.

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

The PLD’s value is calculated through the results of the optimization models of the operation of the national grid used by the ONS and by the CCEE. The PLD is currently published weekly by the CCEE for three load levels (Medium, Light and Heavy). The models depend on entry data revised by the ONS at each period of four months, monthly, and weekly. In this system, there is the possibility that errors occur during the input of data into the model, which can lead to an unexpected change in the PLD. Alteration of these models, and errors in data input, constitute risks for the trading business, because they cause uncertainty in the market, reducing liquidity, and financial losses due to the unexpected change of price. To mitigate the risk of change of the models during the current year, the National Energy Policy Council (CNPE) published a note in 2016 which established that changes in the mathematical models used in the sector will need to be approved by the CPAMP (Comissão Permanente para Análise de Metodologias – Standing Committee for Methodologies Analysis and Energy Industry Computer Programs) by July 31 of each year in order to be in force in the subsequent year.

In 2020, the frequency of changes in the PLD are expected to be increased to once each hour. This change was to have taken place in 2019, but the process of model validation and entering of data was not ready on July 31, 2018, so the CPAMP postponed the date for the hourly PLD model to come into effect in 2020. Having an hourly PLD improves the PLD’s adherence to the real operation of the system, which will then better capture the hourly changes in the intermittent sources (Solar and Wind). This better alignment of price with operation tends to reduce the System and Service Charges (ESS), and also to remunerate the thermoelectric generation plants more efficiently when they are activated. On the other hand, the quality of the entry data when input on an hourly basis, especially for solar and wind sources, introduces one more element of uncertainty to the pricing of the market.

The anticorruption investigations currently in progress in Brazil, which have had large-scale public exposure, and any allegations against or anticorruption investigations of CEMIG, might have adverse effects on the perception of the country, and on us.

Certain anti-corruption investigations could have adverse effects on CEMIG or other companies of the CEMIG Group. Investors’ perception about Brazil has been adversely affected by investigations of public corruption in large Brazilian companies, and by political events which might represent potential risks to the social and economic outlooks for Brazil.

Among the Brazilian companies involved in these investigations are state-controlled companies in the oil and gas, electricity and infrastructure sectors, and private companies in the construction sector, which are being submitted to investigations due to accusations of corruption by the Brazilian Securities Commission (CVM), the Federal Police, the Brazilian Public Attorneys, the Federal Audit Board, the U.S. Securities and Exchange Commission (SEC) and the U.S. Department of Justice (DOJ).

In the power industry, Eletrobras has set up an independent internal investigation into possible non-compliances with law and/or regulations indicated by media reports that alleged illegal acts related to service providers of Norte Energia S.A. (“NESA”) and of Madeira Energia S.A. (“MESA”) for the construction of Belo Monte and Santo Antônio hydroelectrical plants, respectively and some other special pusposes entities, in which Eletrobras holds a minority stake. There have been no direct findings against NESA or MESA nor against any of its managers or employees, and the supposed illegal acts are in fact alleged to have taken place before NESA was formed. The internal investigation, however, estimated the economic and financial impact of these alleged illegal acts, related to NESA’s service providers at R$ 183 million, and this was considered by Eletrobras and by NESA in accounting analyses and conclusions for the year ended December 31, 2015. This total supposedly represents amounts estimated in excess for acquisition of machines, equipment, services, capitalized charges and administrative expenses, since the alleged improper payments were not made by NESA, but by contractors and suppliers of the Belo Monte hydroelectrical plant; and this also impedes identification of the amount and precise periods of the payments.

CEMIG holds an 11.69% indirect minority stake in NESA, through the jointly-controlled subsidiaries Aliança Norte Energia Participações S.A. and Amazônia Energia S.A. and the estimated amount of losses has already been recorded in Cemig’s consolidated financial statements as of and for the year ended December 31, 2015.

The independent internal investigation of MESA, concluded in February 2019, in the absence of any future developments such as any leniency agreements by third parties that may come to be signed or collaboration undertakings that may be signed by third parties with the Brazilian authorities, found no objective evidence enabling it to be affirmed that there were any supposed undue payments by MESA that should be considered for possible accounting write-off, passthrough or increase of costs to compensate undue advantages and/or linking of MESA with the acts of its suppliers, in the terms of the witness accusations and/or cooperation statements that have been made public.

Since 2017, Renova, a company in which CEMIG has an indirect stake of 36.23%, is part of a formal investigation conducted by the Civil Police of Minas Gerais State in relation to certain injections of capital made by some of its controlling stockholders, and injections of capital made in certain projects under development in previous years.

As a result of this issue, Renova started an internal investigation on the subject, which is being carried out by an independent investigation company. The internal investigation is still in progress and, although deficiencies on Renova’s internal controls were appointed, no evidence supporting the allegations has been uncovered so far. Additional procedures are still required to complete the last phase of the investigation, but no adjustments were recorded on the financial statements of jointly controlled Renova nor on the Company’s consolidated financial statements for the year ended December 31, 2018.

In addition to the cases above, there are investigations being conducted by the Public Attorneys’ Office of the State of Minas Gerais (‘MPMG’) and by the Civil Police of the State of Minas Gerais (‘PCMG’), which aim to investigate possible irregularities in the investments by CEMIG at Guanhães Energia S.A. and also at MESA (Santo Antônio Energia S.A.). These proceedings are being investigated by analysis of documents demanded by the respective authorities, and by hearing of witnesses. At present it is not possible to determine what the results of these public authorities’ investigations will be.

Taking into account these investigations, we hired a specialized independent company to analyze the internal procedures related to these investments. The first phase of the internal independent investigation was completed and considering the results no effect was recorded in Company’s consolidated financial statements. The investigations are expected to continue, and as such it is not yet possible to measure any effects of these analyses, nor any impacts on the consolidated financial statements of the Company. A separate independent internal monitoring committee was also set up to accompany the internal independent investigations, jointly with the Audit Committee. Its members are: one independent member of the Board; the Chair of the Fiscal Council; and the Chair of the Board of Directors.

On March 9, 2018, the Federal Police begun Operation Fortuna, in the 49th phase of ‘Operação Lavajato’ (‘Carwash Operation’). According to news reports, this operation investigates payment of bribes by the construction consortium of the Belo Monte power plant, comprising the companies Camargo Corrêa, Andrade Gutierrez, Odebrecht, OAS and J. Malucelli.

On April 11, 2019, the Federal Police, along with the Federal Revenue Service, executed a warrant for search and seizure of documents in Cemig’s files, related to the investigation known as Operação Descarte – in its phase referred to as “E o Vento Levou” (“Gone with the Wind”) – resulting from reports of misappropriation of funds causing financial loss to Cemig, in 2014, in a transaction involving Renova, allegedly followed by fictional economic transactions and alleged remittances of funds outside Brazil without basis in an economic transaction. CEMIG collaborated with the authorities in complying with said warrant.

We have not been notified of, nor are we aware of, any investigation in progress by the SEC or the DOJ involving CEMIG. However, we cannot guarantee that CEMIG or companies of the CEMIG Group will not in the future become the target of legal actions based on these or future anti-corruption investigations, whether in the United States or Brazil.

Any future anti-corruption actions which might find failures of conduct by the managers of the Company or by third parties might result in fines, penalties or significant negative postings in the accounts, or intangible damage, such as damage to reputation, and/or other significant, unforeseen, adverse effects.

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

Further, we are subject to the risks that our employees, contractors or any person who may do business with us might become involved in activities of fraud, corruption or bribery, circumventing our internal controls and procedures, misappropriating or using our assets for private benefit to the detriment of the Company’s interests. This risk is exacerbated by the fact that there are some affiliates, such as special-purpose companies and joint ventures, in which we do not have control.

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

A member of our board of directors and certain former members of our management are party to administrative and judicial proceedings and ongoing corruption investigations.

Brazilian authorities have been conducting anticorruption investigations in a number of governmental areas, including partnerships and equity interests held by Brazilian governmental entities in the private sector. These investigations have resulted in administrative, civil and criminal proceedings against the individuals under investigation.

One of the members of our board of directors is a defendant in two “Civil Action of Administrative Impropriety due to Damages to the Public Treasury” proceedings, not criminal cases and not related to such investigations. Both actions are in the pre-trial proceeding stage, and the relevant complaints have not been accepted by the Court yet. For more information, see “Item 6. Significant Civil and Criminal Proceedings Involving Key Management Members.” We cannot assure you that judicial and administrative proceedings, or even the commencement of new judicial and administrative proceedings against any members of our management or board of directors, will not impose limitations or restraints on the performance of the members of our management and board of directors that are a party to these proceedings. In addition, we cannot assure you that these limitations will not adversely affect us and our reputation.

The multiple uses of water and the various interests related to this natural resource might give rise to conflicts of interest between CEMIG and society as a whole, which might cause losses to our business, results of operations or financial condition.

At present, taking into account projects and companies that are jointly controlled, CEMIG has more than 80 hydroelectric power plants, with 5,791.35 MW and representing 96% of our installed capacity.

Water is the main raw material for CEMIG’s production of energy, and is a resource that is sensitive to climate change and vulnerable to the consequences of exploration of other natural resources, significantly impacted by human actions and subject to a regulatory environment.

CEMIG’s operation of reservoirs for generation of hydroelectrical power essentially requires consideration of the multiple uses of water by other users in a river basin; and this in turn, leads to the need to take into account a range of constraints — environmental, safety, irrigation, human consumption, waterways and bridges, among others. In periods of severe drought, like those of 2013 until 2018, monitoring and forecasting the levels of reservoirs and the constant dialogue with the public authorities, civil society and users were essential for ensuring the generation of energy, and also the other uses of this resource.

Finally, CEMIG uses a Risk Management System to analyze scenarios and determine the degree of financial exposure to risks, considering the probability of occurrence and its effect. In the scenarios relating to potential conflicts with other users, CEMIG evaluates both the effects arising from prolonged droughts, which can lead to an increase of competition between the energy sector and other users, and also the effects of flood events occurring due to excessive rain. While CEMIG engages with other essential users, and takes steps to analyze community input and studies on issues relating to the impact of water use, competing interests relating to water use could, subject to certain minimum limits previously established by law, affect its availability to us for use in the operations of certain of our projects, which could adversely affect our business results of operations and financial condition.

We are controlled by the government of the State of Minas Gerais, which might have interests that are different from the interests of the other investors, or even of the Company.

As our controlling shareholder, the government of the State of Minas Gerais exercises substantial influence on the strategic orientation of our business. Currently it holds 51% of the common shares of CEMIG and as majority shareholder has full powers to decide on all business relating to the Company’s objects as stated in the by-laws, and to adopt whatever decisions it deems to be necessary for the defense of its interests and development.

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

Our Company is subject to various different regulatory structures, of which the following are examples: (i) laws and regulations of the Brazilian energy sector, such as Law No. 10,848/04 (on trading in energy), regulations by ANEEL; (ii) the laws and regulations that apply to listed companies with securities traded on the Brazilian capital market, such as Law No. 6,404/76 (the “Corporate Law”), regulations of the CVM; (iii) laws and regulations that apply to Brazilian companies with majority state-owned shareholdings, such as Law No. 8,666/93 (the “Tenders Law”) and Law No. 13,303/2016 (the “State Companies Law”); and (iv) laws and regulations that apply to Brazilian companies that have securities registered with the SEC, such as the Sarbanes-Oxley Act of 2002, the Foreign Corrupt Practices Act (FCPA) and regulations of the SEC, among others.

Furthermore, in recent years, Brazil has intensified and improved its legislation and structures relating to maintaining competition, combat of improbity and prevention of corrupt practices. For instance, Law No. 12,846/13 (the “Anticorruption Law”) established objective liabilities for Brazilian companies that commit acts against Brazilian or foreign public administration, including acts relating to tender processes and administrative contracts, and established tough penalties for those companies that are punished.

The Company has a high number of administrative contracts with high values and a large number of suppliers and customers, which increases its exposure to risks of fraud and administrative impropriety.

Our Company has structures and policies for the prevention and combat of fraud and corruption, audit and internal controls, and has adopted the recommendations for Best Corporate Governance Practices recommended by the Brazilian Corporate Governance Institute (Instituto Brasileiro de Governança Corporativa, or “IBGC”) and the framework of COSO (Committee of Sponsoring Organizations of the Treadway Commission). Furthermore, due to the majority interest held by the State Government in our shareholding structure, we are required to contract the greater part of our works, services, advertising, purchases, disposals and rentals, through competitive tenders and administrative contracts which are ruled by the Tenders Law, State Companies Law and other complementary legislation.

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

We might also be unable completely to prevent accounting errors in our financial reports and to prevent the occurrence of material weaknesses in the future. Our management identified material weaknesses in our internal control over financial reporting with respect to 2016, 2017 and 2018. For more information on the material weaknesses identified by our management, see: “Item 15—Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting”.

Furthermore, we might be incapable of reporting the results of our operations, and other material information, with precision and timeliness in future periods, and/or successfully remedying the material weakness identified, and/or filing the timely documentation and information required by the authorities, including the SEC and the CVM. Non-compliance with laws and regulations, and other rules; accounting errors with material weaknesses; and not presenting precise and timely information as required by public authorities all are risks that might result in penalties, loss of licenses, damages to our reputation, or significant financial losses.

Our management has identified material weaknesses in internal control over financial reporting, and has concluded that our internal control over financial reporting was not effective on December 31, 2016, 2017 and 2018, which may have a material adverse effect on the Company’s results of operations and financial condition.

Our management identified material weaknesses in our internal control over financial reporting for 2016, 2017 and 2018. For further information on the material weakness identified by our management, see “Item 15—Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting”. As a result of the identified material weaknesses, our management concluded that our internal control over financial reporting was not effective as of December 31, 2016, 2017 and 2018. Although we have developed and implemented several measures to remedy these material weaknesses, we cannot be certain that we will remedy our material weaknesses or that there will be no other material weaknesses in our internal control over financial reporting in the future.

If our efforts to remediate the material weaknesses are not successful, we may be unable to report the Company’s results of operations for future periods accurately and in a timely manner and make our required filings with government authorities, including the SEC. There is also a risk that there could be accounting errors in our financial reporting, and we cannot be certain that in the future additional material weaknesses will not exist or otherwise be discovered. Any of these occurrences could adversely affect our and the Company’s business, results of operations and financial condition.

Cyber-attacks, or violation of the security of our data might lead to an interruption of our operations, or a leak of confidential information either of the Company, or of our customers, third parties or interested parties, might cause financial losses, legal exposure, damage to reputation or other severe negative consequences for the Company.

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

The costs we may incur to eliminate or address the foregoing security problems and security vulnerabilities before or after a cyber-related incident could be significant. Our remediation efforts may not be successful and could result in interruptions, delays or cessation of service, and loss of existing or potential customers that may impede our critical functions.

In addition, breaches of our security measures and the dissemination of proprietary information or sensitive or confidential data about us or our customers or other third parties could expose us, our customers or other third parties affected to a risk of loss or misuse of this information, result in litigation and potential liability for us, damage our brand and reputation, or otherwise harm our business. In addition, we rely in certain limited capacities on third-party data management providers whose potential security problems and security vulnerabilities could have similar effects on us.

Failures in the security of our databases containing customer personal data, as well as events related to non-compliance with data privacy and protecion legislation, may have an adverse effect on our business, results of operation and reputation.

We have databases containing collected personal data from our customers, partners and collaborators. Any misuse of this data, or failures in the correct use of our security protocols may negatively affect the integrity of those databases.

Unauthorized access to information concernig our customers, or unauthorized disclosure of sensitive information, may subject us to lawsuits, and as consequence we might incur financial liabilities, penalities and reputational damage.

In 2018, Brazil approved the General Data Protection Act or Lei Geral de Proteção de Dados (“LGPD”). This law establishes rules and obligations regarding the collection, processing, storage and use of personal data and will affect all economic sectors including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment. The law will come into effect in August 2020. In December 2018, a provisional measure nº 869 ammended Law 13709/2018 and created the National Data Protection Authority (Autoridade Nacional de Proteção de Dados or “ANPD”). The ANPD is expected to have as main responsibilities: (i) enact rules and regulations relating to data protection; (ii) analyze and interpret, in the administrative sphere, matters relating to the LGPD; (iii) request access to information from data controllers and processors; (iv) supervise processing activities and impose sanctions; and (v) promote cooperation with international and transnational data protection authorities.

The new legislation establishes penalties for non-compliance, that include application of fines of up 2% of revenues, limited to R$50 million.

Potential shortages of skilled personnel in operational areas could adversely affect our business and results of operations.

It is possible that we may experience shortages of qualified key personnel. In recent years, we have been carrying out voluntary severance incentive programs open to all of our employees. Such programs may reduce our employees headcount by more than our ability to hire new employees to fill key positions. Our success depends on our ability to continue to successfully train our personnel so they can assume key positions in the organization. We cannot assure you that we will be able to properly train, qualify or retain key staff, or do so without costs or delays. Nor can we assure you that we will be able to hire new qualified personnel, in particular in operational areas, should the need arise. Any such failure could adversely affect our results of operations and our business.

Instability of inflation rates and interest rates could adversely affect our results of operations and financial condition.

Brazil has historically experienced high rates of inflation, particularly prior to 1995. Inflation, as well as government efforts to combat inflation, had significant negative effects on the Brazilian economy. More recently, inflation rates were 3.75% in 2018, 2.95% in 2017 and 6.29% in 2016, as measured by the Amplified National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or “IPCA”), compiled by IBGE (Brazilian Institute of Geography and Statistics).

The Brazilian Federal Government may introduce policies to reduce inflationary pressures, such as maintaining a tight monetary policy with high real interest rates, which could have the effect of reducing the overall performance of the Brazilian economy. Some of these policies may have an effect on our ability to access foreign capital or reduce our ability to execute our business plan.

We are also exposed to losses linked to fluctuations in domestic interest rates and inflation rates, due to the existence of assets and liabilities indexed to the variations in the Selic and CDI rates, and the IPCA and IGP-M inflation index.

A significant increase in interest rates or inflation would have an adverse effect on our finance expenses and financial results as a whole. At the same time, a significant reduction in the CDI rate, or in inflation, could negatively affect the revenue generated by our financial investments, but also have the positive effect of revaluing adjustments to the balances of our concession financial assets.

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

Because we are a holding company with no revenue-producing operations other than those of our operating subsidiaries, we can only distribute dividends to shareholders if the Company receives dividends or other cash distributions from its operating subsidiaries. The dividends that our subsidiaries can distribute depend on our subsidiaries generating sufficient profit in any given fiscal year and on restrictive covenant clauses in contracts for loans and financing of these subsidiaries, which place limits upon their payments of dividends. Similarly, we have a limitation on the payment of dividends which cannot exceed the mandatory minimum of 50% of the net income for the business year, as contained in our by-laws, due to restrictive covenant clauses in the contracts for loans and financing of the subsidiaries in which we are guarantors. Dividends are calculated and paid in accordance with applicable Brazilian corporate law (“Brazilian Corporate Law”) and the provisions of the by-laws of each of our regulated subsidiaries.

ANEEL has discretion to establish the rates that distribution companies charge their customers. These rates are determined by ANEEL in such a way as to preserve the economic and financial balance of concession contracts entered into with ANEEL.

Concession agreements and Brazilian law have established a mechanism that permits three types of rate adjustment: (i) the Annual Adjustment; (ii) the Periodic Review; and (iii) the Extraordinary Review. The purpose of the Annual Adjustment (Reajuste Anual) is to compensate for changes in costs that are beyond a company’s control, such as the cost of energy for supply to customers, the sector charges that are set by the Federal Government, and charges for use of the transmission and distribution facilities of other companies. Manageable costs, on the other hand, are adjusted by the IPCA inflation index, less a productivity and efficiency factor, known as the X Factor, which considers aspects such as distribution productivity and service quality standards. Every five years, there is a Periodic Tariff Review (Revisão Periódica Tarifária, or RTP), the purpose of which is to: identify the variations in costs referred to above; provide an adequate return on the assets that the company has constructed during the period; and establish a factor based on economies of scale, which will be taken into account in the subsequent annual tariff adjustments. An Extraordinary Tariff Review takes place whenever there is any unforeseen development that significantly alters the economic/financial equilibrium of the concession. Thus, although CEMIG D’s concession contracts specify preservation of their economic and financial equilibrium, we cannot guarantee that ANEEL will set tariffs that do remunerate us adequately in relation to the investments made or the operating costs incurred by reason of the concession, and this might have a material adverse effect on our business, financial situation and operating results.

ANEEL has discretion in setting the Permitted Annual Revenue (Receita Anual Permitida or “RAP”) of our transmission companies; if any adjustments result in a reduction of the RAP, this could have a material adverse effect on our results of operations and financial condition.

The RAP that we receive through our transmission companies is determined by ANEEL, on behalf of the Federal Government. The concession contracts provide for two mechanisms for the adjustment of revenues: (i) the annual tariff adjustments; and (ii) the Periodic Tariff Review (Revisão Tarifária Periódica). The annual tariff adjustment of our transmission revenues takes place annually in June and is effective in July of the same year. The annual tariff adjustments take into account the permitted revenues of the projects that have come into operation, and the revenue from the previous period is adjusted by the inflation index (IPCA for Contract No. 006/1997 and IGP-M for Contract No. 079/2000). The periodic tariff review previously took place every four years, but Law No. 12,783/2013 changed the tariff review period to five years. The next periodic tariff review was scheduled for July 2018, as stated in our transmission concession contract. However, the rules for the tariff review are still being discussed between ANEEL and the public via public hearings. As a result, this review was postponed to July 2019, with retroactive effects. During the periodic tariff review, the investments made by a concession holder in the period and the operating costs of the concession are analyzed by ANEEL, taking into account only investments that it deems to be prudent, and operating costs that it assesses as having been efficient, using a benchmarking methodology developed by employing an efficiency model which compares the data of the various transmission companies in Brazil. Thus, the tariff review mechanism is subject to some extent to the discretionary power of ANEEL, since it may omit to include investments that have been made, and could recognize operating costs as being lower than those actually incurred. This could result in a material adverse effect on our business, results of operations and financial condition.

The concession for the greater part of CEMIG’s transmission assets was extended for 30 years from January 2013, in accordance with Law 12783/13, which resulted in an adjustment of the RAP of these concessions, reducing the revenue received in relation to the revertible assets that had been totally amortized. Further, under that law, the concession-granting power is authorized to pay an amount relative to the assets considered not to have been depreciated in existence on May 31, 2000 recorded by the concession holder and recognized by ANEEL. On April 20, 2016, the MME issued Ministerial Order 120, laying down that the amounts of the non-depreciated assets would now become part of the Regulatory Remuneration Base (BRR) of the transmission concession holders, and that the cost of capital should be added to the related Permitted Annual Revenues and recognized as from July 2017. The cost of capital corresponding to the period from January 2013 to June 2017 will be paid over a period of eight years (financial item). The Regulatory Remuneration Base (BRR), corresponding to the period from July 2017 onward, will be depreciated based on the residual useful life of the assets, and updated by the IPCA inflation index (economic item).

An Extraordinary Tariff Review takes place whenever there is any unforeseen development that significantly alters the economic/financial equilibrium of the concession. Thus, although our concession agreements specify that the economic and financial balance of the contract shall be preserved, we cannot guarantee that ANEEL will set tariffs that adequately compensate us in relation to the investments made or in relation to the operating costs incurred by reason of the concession, which may have a material adverse effect on our business, financial condition and results of operations.

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

We are party to several legal and administrative proceedings relating to civil, administrative, environmental, tax, regulatory, labor and other claims. These claims involve a wide range of issues and seek indemnities and restitution in money and by specific performance. Several individual disputes account for a significant part of the total amount of claims against the Company. See “Item 8. Financial Information – Legal and Administrative Proceedings.” Our consolidated financial statements includes provisions for risks in a total amount of R$ 641 million, as of December 31, 2018, for actions in which the chances of loss have been assessed as “probable”.

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

In addition, certain members of our management are involved as defendants in criminal proceedings that are currently pending, which may distract our management and negatively affect us and our reputation. See “Item 6. Significant Civil and Criminal Proceedings Involving Key Management Members”.

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

Our business is normally subject to a range of risks, including industrial accidents, labor disputes, unexpected geological conditions, changes in the regulatory environment, environmental and climatic risks, and other natural phenomena. Also, we and our subsidiaries might be found responsible for losses and damages caused to third parties as a result of failures to provide generation, transmission and/or distribution service.

We only maintain insurance for fire, risks involving our aircraft, and operational risks, as well as those types of insurance coverage that are required by law, such as transport insurance of goods belonging to legal entities.

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

All of our employees are represented by labor unions. Disagreements on issues involving divestments or changes in our business strategy, reductions in our personnel, as well as potential employee contributions, could lead to labor unrest. We cannot ensure that strikes affecting our production levels will not occur in the future. Strikes, work stoppages or other forms of labor unrest at any of our major suppliers, contractors or their facilities could impair our ability to operate our business, complete major projects and adversely impact our ability to achieve our long-term objectives.

A substantial portion of the Company’s assets is tied to the provision of public services and would not be available for liquidation in the event of our bankruptcy for attachment as collateral for the enforcement of any court decision.

A substantial portion of the Company’s assets is tied to the provision of public services. These assets are not available for liquidation in the event of our bankruptcy nor can they be attached as collateral for the enforcement of any court decision because the assets revert to the concession-granting authority to ensure continuity in the provision of public services, according to applicable legislation and our concession agreements. Although the Brazilian Federal Government would be obligated to compensate us for early termination of our concessions, we cannot assure you that the amount ultimately paid by the Brazilian Federal Government would be equal to the market value of the reverted assets. These restrictions on liquidation may lower significantly the amounts available to holders of the notes in the event of our liquidation and may adversely affect our ability to obtain adequate financing.

There are uncertainties about the methodology and parameters to be adopted by the regulatory authorities in the first Tariff Review cycle to be applied to our subisidiary Gasmig.

Gasmig obtained the concession for distribution of piped gas in the state of Minas Gerais for 30 years from the date of publication of State Law No. 11,021, of January 11, 1993, with the possibility of extension provided certain requirements were met. On December 26, 2014, the Second Amendment to the respective Concession Contract was signed and the period of the concession was extended until January 10, 2053.

Under the Concession Contract, Gasmig will continue its natural gas distribution activities until the end of the concession, being compensated through tariffs paid by the users of distribution services. It is expected that the tariffs resulting from this tariff review process will be sufficient to maintain the economic-financial equilibrium of the concession up to 2022.

The Minas Gerais State Department for Economic Development, Science, Technology and Higher Education (Secretaria de Estado de Desenvolvimento Econômico, Ciência, Tecnologia e Ensino Superior, or Sedectes), which is responsible for regulation of distribution of piped gas, expects to complete Gasmig’s first tariff review in the first half of 2019, in accordance with parameters relating to expectations for investments, costs, volumes and other variables of the business which Gasmig has presented.

The volumes of natural gas supplied by Gasmig are concentrated in few sectors and few customers.

The large-scale industrial market sustains the volume of sales and accounted for 91.9% of the volume of gas not sold to thermal energy generation plants in 2018. Gasmig’s largest customers are in steel, metallurgy, mining and manufacture of pulp, which accounted for an aggregate 73.7% of the non-thermal-generation volume consumed in 2018.

After three consecutive years of significant falls in production, Brazilian industry is now showing a trend of recovery: In 2018, physical industrial production was, according to IBGE data (Monthly Industrial Survey – Physical Production, or PIM-PF), 1% higher than in 2017.

Even with this recent positive performance, the average index of industrial production in 2018 is still 13.9% below the record level achieved in 2011.

In 2018, the volume sold by Gasmig to the industrial sector, comprising companies in steel, metallurgy, mining and pulp, was 2.15% lower than in 2017, when there were operational adjustments in some of its principal customers. Continuation of the market structure served by Gasmig, in the event of a reversal of expectations and under an adverse economic scenario, could have a negative effect on the business, operating results and financial conditions of Gasmig.

The existence in Brazil of a sole supplier of natural gas affects competitiveness.

In January 2017, Gasmig and Petrobras signed the Seventh Amendment to their Additional Supply Contract, adjusting the contracted quantity, the price of gas, and other matters. The price of gas acquired from Petrobras follows a variation defined by a contractual formula, and is adjusted in accordance with the price of oil. In 2018, the average price of acquisition for the market, increased by approximately 38.1% compared to the prior year.

Since the second half of 2016, Petrobras has been decreasing its presence in the natural gas supply chain. In 2017, it sold part of its transportation pipeline to Canadian Brookfield Infrastructure Partners, although it retained the operation of the gas transportation system.

The Brazilian Federal Government has launched the “Gás para Crescer” (Gas to Grow) initiative, which aims to foster the gas market in Brazil through changes in the regulatory environment of the Natural Gas Industry, preparing it for the reduction of Petrobras’ participation. The proposals of the “Gás para Crescer” program were incorporated into the draft law currently being analyzed by the federal Congress. Further, as a consequence of this program, the National Oil, Natural Gas and Biofuels Agency launched Public Contribution Tenders for receipt of contributions from agents in the natural gas production chain aiming at enabling the entry of new players into the market. However, up to the present moment, there has been no practical change in the natural gas market.

In 2017, Petrobras also reviewed its policy of prices in energy sources that compete with natural gas. The price of LPG (liquefied petroleum gas) and fuel oil underwent many variations in the last year, resulting in a decrease of 7.9% for the LPG, and an increase of 25.5% for fuel oil, by December 2018 compared to the prior year. The prices of these energy products also vary in accordance with the price of oil, which could result in gas maintaining its competitiveness.

However, Petrobras is entitled to, at any time, review the price policy of its products, which can change the market demand, since price drives customer choice between natural gas and competing fuels, usually LPG, gas oil and/or fuel oil. If this happens, Petrobras could cause a positive or negative impact on the demand for natural gas, directly impacting Gasmig’s operating results and financial condition.

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

Historically, the Brazilian political environment has influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect investor confidence and that of the general public, which resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies. The Brazilian economy today continues to be subject to the effects of the process of impeachment against former President Dilma Rousseff. On August 31, 2016, after a judgment by the Senate, Dilma Rousseff, until then President, was formally impeached. The then Vice-President, Michel Temer, assumed the position of President of Brazil and was succeeded by President Jair Messias Bolsonaro, whose term commenced on January 1, 2019. The President of Brazil has power to determine the governmental policies and actions related to the Brazilian economy and, consequently, to affect the operations and financial performance of companies, including ours.

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

Uncertainty on whether the Brazilian Federal Government will make changes in policy or regulation that affect these or other factors in the future might contribute to the economic uncertainty in Brazil and to greater volatility of the Brazilian securities markets and the markets for securities issued outside Brazil by companies. Measures by the Brazilian Federal Government to maintain economic stability, and also speculation on any future acts of the Brazilian Federal Government, might generate uncertainties in the Brazilian economy, and increase the volatility of the domestic capital markets, adversely affecting our business, results of operations and financial condition. If the political and economic situations deteriorate, we may also face increased costs.

The stability of the Brazilian real is affected by its relationship with the U.S. dollar, inflation and Brazilian Federal Government policy regarding exchange rates. Our business could be adversely affected by any recurrence of volatility affecting our foreign currency-linked receivables and obligations as well as increases in prevailing market interest rates.

The Brazilian currency has experienced high degrees of volatility in the past. The Brazilian Federal Government has implemented several economic plans, and has used a wide range of foreign currency control mechanisms, including sudden devaluation, small periodic devaluation during which the occurrence of the changes varied from daily to monthly, floating exchange market systems, exchange controls and parallel exchange market. From time to time, there was a significant degree of fluctuation between the U.S. dollar and the Brazilian Real and other currencies. On December 31, 2018, the exchange rate between the Real and the US dollar was R$ 3.8804 for US$ 1.00. There is no guarantee that the Real will not depreciate, or appreciate, in relation to the US dollar, in the future.

The instability of the Brazilian Real/U.S. Dollar exchange rate could have a material adverse effect on us. Depreciation of the Real against the United States dollar and other principal foreign countries could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy, and consequently, our growth. Depreciation of the Real could cause an increase in financial and operating costs, since we have payment obligations under financing contracts and import contracts indexed to exchange rate variations. Also, depreciation of the Real could cause inflationary pressure that might result in abrupt increases in the inflation rate, which would increase our operating costs and expenses, which might adversely affect our business, results of operations, or outlook.

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

Brazil has historically experienced extremely high rates of inflation. Inflation, and some of the Federal Government’s measures taken in an attempt to curb inflation, have had significant negative effects on the Brazilian economy. Since the introduction of the Real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. Brazilian annual inflation as measured by the IPCA index in the years 2016, 2017 and 2018 was, respectively, 6.29%, 2.95% and 3.75%. No assurance can be given that inflation will remain at these levels.

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

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than the major securities markets in the United States. This might substantially limit an investor’s ability to sell the shares underlying his preferred or common ADSs for the desired price and within the desired period. In 2018, the São Paulo Stock Exchange (Brasil, Bolsa, Balcão S.A or B3), the only stock exchange in Brazil on which our shares are traded, had an annual market capitalization of approximately R$ 3.49 trillion, and average daily trading volume of approximately R$ 12.19 billion.

Holders of the preferred and common ADSs, and holders of our shares, may have different shareholders’ rights than holders of shares in U.S. companies.

Our corporate governance, disclosure requirements and accounting practices are governed by our by-laws, by the Level 1 Differentiated Corporate Governance Practices Regulations (Regulamento de Práticas Diferenciadas de Governança Corporativa Nível 1) of the B3 (the main Brazilian stock exchange) by the Brazilian Corporate Law (Federal Law No. 6,404/76) and by the rules issued by the CVM. These regulations may differ from the legal principles that would apply if our Company were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in other jurisdictions outside Brazil. In addition, the rights of an ADS holder, which are derived from the rights of holders of our common or preferred shares, as the case may be, to have his interests protected in relation to decisions by our board of directors or our controlling shareholder, may be different under the Brazilian Corporate Law from the rules of other jurisdictions. Rules against insider trading and self-dealing and other rules for the preservation of shareholder interests may also be different in Brazil if compared to the United States rules, potentially establishing a disadvantage for holders of the preferred shares, common shares, or preferred or common ADSs.

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

Organizational and Historical Background

CEMIG started its activities on May 22, 1952 in Minas Gerais, Brazil as a sociedade por ações de economia mista (a state-controlled mixed capital company), pursuant to Minas Gerais State Law No. 828 of December 14, 1951 and its implementing regulation, Minas Gerais State Decree No. 3,710 of February 20, 1952. The Company’s full legal name is Companhia Energética de Minas Gerais – CEMIG, and it is headquartered at Avenida Barbacena, 1200, Belo Horizonte, Minas Gerais, Brazil.

In order to comply with legal and regulatory provisions pursuant to which we were required to unbundle our vertically integrated businesses, in 2004, we incorporated two wholly-owned subsidiaries: CEMIG Geração e Transmissão S.A., referred to as CEMIG GT, and CEMIG Distribuição S.A., referred to as CEMIG D, which were established to carry on the business of energy generation and transmission, and distribution, respectively.

The first three hydroelectric power plants built by CEMIG were commissioned in the 1950s- Tronqueiras, Itutinga and Salto Grande.

In 1960, CEMIG commenced its energy transmission and distribution operations. During the same period the “Canambra” consortium was formed, by a group of Canadian, American and Brazilian technical experts, who between 1963 and 1966, identified and evaluated the hydroelectric potential of the State of Minas Gerais. This study, which was aligned with the concept of sustainable development, revolutionized the focus of construction of power plants in Brazil, and defined which projects could be developed to supply future electric power needs.

In the 1970s, CEMIG took over responsibility for the distribution of energy in the region of the city of Belo Horizonte, incorporated Companhia Força e Luz de Minas Gerais, and embarked on the construction of more major power plants. In 1978, CEMIG commissioned the São Simão hydroelectric power plant, at that time its largest plant. In the 1970s, the State of Minas Gerais saw major progress in transmission with the construction of 6,000 km of power lines.

In the 1980s, a partnership between CEMIG, Eletrobrás (Centrais Elétricas Brasileiras S.A.) and the Brazilian Federal Government launched the Minas-Luz Program, to expand service to low-income populations in rural areas and outer urban suburbs, including the shantytowns. The Emborcação hydroelectric power plant, on the Paranaíba River, started operation in 1982. At that time, it was the Company’s second largest power plant, and together with the São Simão plant it tripled the Company’s generation capacity. In 1983, CEMIG established its Ecological Program Coordination Management Unit, which is responsible for the planning and development of an environmental protection policy. This enabled the research of alternative energy sources, such as wind power and solar generation, biomass and natural gas, which became a focus of our research projects.

The subsidiary Gasmig was established in 1986, for purposes of distributing natural gas. On September 18, 1986, CEMIG changed its corporate name from Centrais Elétricas de Minas Gerais to Companhia Energética de Minas Gerais – CEMIG to reflect the expansion of its area of operation, including multiple sources of power. By the end of the 1980s, CEMIG was distributing energy to 96% of the State of Minas Gerais, according to ANEEL, the Brazilian regulatory agency.

In 2000, CEMIG was included in the Dow Jones Sustainability Index for the first time and it’s been part of this index since then. CEMIG sees this as confirmation of its dedication to the balance between the three pillars of corporate sustainability: economic, environmental and social.

In 2001, CEMIG’s ADRs representing its preferred shares were upgraded to Level 2 on the New York Stock Exchange.

In the year 2004 CEMIG: the new Brazilian regulatory framework came into force, with its main requirement being the “unbundling” of CEMIG’s distribution, generation and transmission activities. Beginnig in 2005, as a consequence of this “unbundling”, CEMIG operated as a holding company, with two wholly-owned subsidiaries: CEMIG Distribuição S.A. and CEMIG Geração e Transmissão S.A.

In 2006, CEMIG began to operate in other states, with the acquisition of a significant interest in Light S.A. (“Light”), which concession is in the state of Rio de Janeiro, and Transmissoras Brasileiras de Energia – TBE, which owned transmission lines in Northern, Midwest and Southern Brazil.

In 2008, CEMIG initiated its participation in the UHE Santo Antônio generation project at the Madeira River.

In April 2009, CEMIG GT acquired Terna Participações S.A., now called Transmissora Aliança de Energia Elétrica S.A. (“TAESA”). In May 2013, it increased its holdings in the energy transmission sector with the acquisition of equity interests in five other transmission companies. This increased CEMIG’s market share in Brazilian energy transmission from 5.4% to 12.6% at that time.

In 2011, CEMIG GT expanded its participation in relevant generation and transmission assets, including the acquisition, by Amazônia Energia S.A. (in which CEMIG and Light have, respectively, 74.5% and 25.5% of the total capital) of a 9.77% stake in Norte Energia S.A. (“NESA”), the owner of the concession for the construction and operation of Belo Monte Hydroelectrical Power Plant, in Xingu River, State of Pará. The transaction added 818 MW of generation capacity to our total activities and increased Light’s total generation capacity by 280 MW. Also in 2011, CEMIG acquired a controlling stake in Renova Energia S.A. (“Renova”), which has been working with Small Hydroelectric Power Plants (“SHPs”) and wind farms for over a decade.

In 2015, the association between Vale S.A. (“Vale”) and CEMIG GT to form Aliança Geração de Energia (“Aliança”) was concluded. The two companies subscribed shares issued by Aliança which were paid in by means of the equity interests they held in the following energy generation assets: Porto Estrela, Igarapava, Funil, Capim Branco I, Capim Branco II, Aimorés and Candonga; plus a 100% interest in the following wind generation SPEs: Central Eólica Garrote Ltda., Central Eólica Santo Inácio III Ltda., Central Eólica Santo Inácio IV Ltda. and Central Eólica São Raimundo Ltda. CEMIG GT won the concession for Lot D in ANEEL’s Auction No. 012/2015, for placement of concessions for hydroelectric plants under a regime of allocation of generating capacity and physical offtake guarantees. Lot D is comprised of 13 plants that were previously owned by CEMIG, and an additional five plants which were owned by Furnas Centrais Elétricas S.A. The aggregate installed generation capacity of these 18 plants is 699.57 MW.

The following describe certain activities relating to CEMIG subsidiaries, jointly-controlled entities and associates during 2016:

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

Sale of Interest in Transchile

On September 12, 2016, CEMIG signed a share purchase agreement for sale of the whole of its interest in Transchile Charrúa Transmisión S.A.—corresponding to 49% of the share capital—to Ferrovial Transco Chile SpA., a company controlled by Ferrovial S.A., for US$ 57 million. This transaction was concluded on October 6, 2016.

Renova Group

On February 2, 2016, the Board of Directors of Renova approved an increase in the capital of Renova in which we would take part through CEMIG GT, which approved the allocation of up to R$ 240 million.

On April 1, 2016, Renova terminated the purchase and sale of shares for the sale of the ESPRA project (“ESPRA Agreement”) owned by Renova to Terraform Global, Inc. (“Terraform Global”) by an agreement between the parties, upon a break-up fee payment in the amount of US$10 million to Renova. In this way, the ESPRA projects (three SHPs) contracted under PROINFA, with 41.8MW installed capacity), would remain within Renova and return to compose Renova’s portfolio of operational assets.

On June 14, 2016, the Board of Directors of Renova approved the cancellation of the power purchase agreement entered into between Renova Comercializadora de Energia S.A. (“Renova Trading”) and CEMIG GT for supply by 25 wind farms in the region of Jacobina, in the Brazilian state of Bahia, with 676.2 MW of installed capacity, for operational startup on January 1, 2019. The Board of Directors of Renova approved an advance payment of R$ 118 million for contracted future energy supply under the agreement between Renova Trading and CEMIG GT. The agreement, signed in 2013, provides for the parties to make earlier or later payments for the power supply that is the subject of the agreement.

CEMIG increased its capital of Renova, through CEMIG GT. Such capital increase was ratified on June 21, 2016, in the total amount of R$280 million (R$ 240 million by CEMIG and R$ 40 million by Light Energia S.A.), by means of a issuance of 42,042,219 common shares and 165 preferred shares, subscribed and paid up for the issuance price of R$6.66 per share (common or preferred) and R$19.98 per unit.

Investment in Renova – Loss on impairment of assets available for sale

Put options contract

On September 18, 2015, a contract was signed providing Renova the option to sell to SunEdison, Inc. (“SunEdison”), on or after March 31, 2016, up to 7,000,000 shares in TerraForm Global.

The exercise price of this option was R$ 50.48 per share, while SunEdison, at its own discretion, had the right to pay US$15.00 per share rather than R$ 50.48. The contract also gave SunEdison an option to buy 7 million shares on the same terms.

Renova notified SunEdison and TerraForm Global of its intention to exercise its option to sell 7,000,000 shares in TerraForm Global, on the terms specified by the contract, which was publicly stated by Renova on September 18, 2015.

On April 21, 2016, SunEdison applied for Chapter 11 bankruptcy protection in the United States. On June 1, 2016, the period for payment of the option by SunEdison expired.

Renova priced the option using the Black-Scholes-Merton mathematical model, the future expectation for the exchange rate, and the credit risk.

In the first half of 2016, Renova recognized a loss of R$111 million, resulting in the change in the fair value of the option, considering the credit risk. In addition, it recognized a loss of R$63 million relating to the expiration of the option, and commenced an arbitration proceeding seeking, among other items, indemnity for losses. On May 26, 2017, Renova and Terraform Global signed an agreement for the parties to terminate arbitration proceedings, upon compensation to Renova of US$15.0 million. On the same date, Renova signed a Share Purchase Agreement to sell its shares in TerraForm Global to Orion US Holding 1 L.P., a vehicle of Brookfield Asset Management (“Brookfield”). The price for the acquisition was US$92.8 million, paid to Renova in cash.

Investment in TerraForm Global – pricing of the shares

Renova also recognized a loss, in the first half of 2016, of R$272 million, reflecting the negative volatility in the share price of TerraForm in the period, in which Renova has an equity interest of 11.65%, valued on the basis of the market price of the shares.

The effect on CEMIG is proportional to its interest of 34.2% in Renova at such time, valued by the equity method, in the amount of R$93 million.

Advances to Renova under Power Purchase Agreement

In December 2015, CEMIG GT made an advance payment to Renova Trading in the amount of R$60 million to purchase future energy supply under the Power Purchase Agreement between CEMIG GT and Renova Trading in 2014 (the “Power Purchase Agreement”). The amount due would be settled by delivery of power supply, which started in January 2017, in the amounts specified in the Power Purchase Agreement.

In June 2016, CEMIG GT made another advance payment to Renova Trading of R$94 million under the Power Purchase Agreement. The funds from these two first advance payments were allocated to pay the interest on the debentures with Banco do Brasil, which is the responsibility of Renova. The amount due will be settled by delivery of energy supply, starting in January 2020, in the amounts specified in the Power Purchase Agreement.

In June 2016, Renova Trading also signed an agreement placing a security interest on 100% of the shares in Enerbrás S.A. and 100% of the shares in the special-purpose companies of Phase B of the Alto Sertão III Project on behalf of CEMIG GT. In addition, a Call Option Agreement has been signed which will enable CEMIG GT to convert the total amount advanced into a shareholding interest in 100% of the shares of Enerbrás S.A. Exercise of the call option is conditional upon approval by Banco do Nordeste do Brasil S.A., ANEEL and the Brazilian Competition Authority (CADE).

On September 6, 2016, the Renova Board of Directors approved an advance payment of R$118 million by CEMIG GT to Renova for future contracted energy supply under the Power Purchase Agreement between Renova Comercializadora de Energia S.A. and CEMIG GT, which was signed in 2013.

The agreement provided for the parties to elect to make advance payments for power. The payments were meant to be primarily allocated to the Alto Sertão III project, and also to meet other needs of Renova. The amount due would be settled by delivery of power supply, in the amounts specified in such agreement, starting in May 2021.

From January 1, 2018 until the date of this annual report, CEMIG GT made advance payments of R$ 175.8 million to Renova, in relation to future energy supply becoming due between April 2018 and November 2019. These advances are adjusted to the present value at a discount rate of 155% of the CDI (Interbank Rate for Interbank Certificates of Deposit or Certificados de Depósito Inter-bancário – CDIs, or “CDI Rate”).

Adjustment for impairment in value of investments

In 2016, CEMIG GT posted an adjustment for a reduction in value of investments of R$ 763 million related to its investment in Renova. Renova incurred losses totaling R $1,101 million for the year ended December 31, 2016, had negative working capital of R$ 3,211 million as of December 31, 2016 and presented negative cash flow generation. The main reasons for these negative financials were: (i) energy purchases Renova was forced to make to comply with previous commitments because of a delay in certain wind farms becoming operational; (ii) substantial investments Renova made in the construction of the Alto Sertão III wind farm; (iii) a delay in obtaining BNDES long-term financing; (iv) Renova’s failure to meet certain covenants and obtain creditors’ approval in 2016, which resulted in certain long-term debt being reclassified as current liabilities and (v) losses resulting from its Terraform operation. In addition, currently Renova was late on certain payments and in negotiation with creditors under several contracts. As a result, Renova’s management has been taking various measures to rebalance its liquidity and cash generation structure such as selling assets, decreasing administrative and operational structure and administrative costs, increasing shareholders’ commitment of financial support, entering into long-term financing with BNDES, starting cash flow equalization projects and seeking the consent of creditors to reclassify certain current debts as noncurrent liabilities.

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

On December 27, 2016, TAESA received the notice sent by Fundo de Investimento em Participações Coliseu and Fundo de Investimento em Ações Taurus (jointly, “Sellers”), informing that a Share Purchase Agreement was executed with Interconexión Eléctrica S.A. E.S.P. (“Agreement” and “Buyer”, respectively) for the sale of the totality of their equity interests bound to the block of control of TAESA, representing, jointly, 26.03% of the common shares and 14.88% of the total capital stock of TAESA, for the total amount of R$1,056 million.

On June 13, 2017, TAESA received a notice from ISA Investimentos e Participações do Brasil S.A. (“ISA Brasil”) regarding the sale of the common shares connected to Taesa’s controlling block held by Fundo de Investimento em Participações Coliseu and by Fundo de Investimento em Ações Taurus (together, the “Sellers”), pursuant to the Agreement. Pursuant to the terms and conditions of the Agreement, the Sellers sold a total of 153,775,790 common shares representing 26.03% of the voting capital and 14.88% of the total capital of TAESA. These shares were transferred to ISA Brasil for the total amount of R$1,019 million.

The following describe certain activities relating to CEMIG subsidiaries, jointly-controlled entities and associates during 2017:

Increase in Capital of Renova

CEMIG GT increased its stake in Renova in the amount of R$56 million through a capital increase that was ratified on June 21, 2017, in the total amount of R$112.8 million by means of a issuance of 50,888,993 common shares and 5,492,938 preferred shares, subscribed and paid up to the issuance price of R$2.00 per share (common or preferred) and R$6.00 per unit.

Negotiations with Brookfield Energia Renovável S.A.concerning Renova

On July 4, 2017, Renova and Light received a non-binding offer from Brookfield Energia Renovável S.A. (“Brookfield”) for the capitalization of Renova and acquisition of the equity interest in Renova held by Light Energia S.A. (“Light Energia”), a subsidiary of Light.

On July 17, 2017, the Board of Directors of CEMIG GT approved, and also recommended to its representatives at the meeting of the Board of Directors of Renova, held on the same date, to approve, the grant of exclusivity to Brookfield for due diligence and negotiation of the final documents for a primary subscription of capital in Renova, and sale of the equity interest held by Light Energia in Renova, as proposed in a non-binding offer. This exclusivity was granted for a period of 60 calendar days from July 17, 2017, and was extended until October 17, 2017.

On November 12, 2017, Renova received a binding proposal from Brookfield for primary investment in Renova. This proposal was accepted by Renova’s board of directors on November 24, 2017.

Sale of Alto Sertão II Wind Farm Complex by Renova

On August 3, 2017, CEMIG GT’s affiliate Renova completed the sale to AES Tietê Energia (“AES Tietê”) of Renova’s entire equity interest in Nova Energia Holding S.A. (“Nova Energia”), which, through Renova Eólica Participações S.A. (“Renova Eólica”), owns the Alto Sertão II Wind Farm Complex (the “Complex”). The base value of the acquisition (“the Acquisition Price”) was R$ 600 million, and AES Tietê has also assumed the debt of the Alto Sertão II Complex, which totaled R$ 1.15 billion on December 31, 2016. The Acquisition Price was adjusted based on certain variations in working capital and net debt of the Complex. It may also be increased by up to R$ 100 million under earn-out clauses, depending on the performance of the Complex as measured over a period of five years from the completion of the transaction. A tranche totaling R$364.6 million of the Acquisition Price was allocated to extraordinary amortization of the debentures of Renova’s Third Issue of Nonconvertible Debentures (Unsecured, with Additional Asset Guarantee, for Public Distribution, in a Single Series, with Restricted Distribution Efforts), settling the whole of the outstanding balance of principal and remuneratory interest owed by Renova under that issue.

Disposal of TerraForm Global Inc. shares

On May 26, 2017, Renova entered into a Share Purchase Agreement to sell its equity interests in TerraForm Global Inc. to Orion US Holding 1 L.P., a vehicle of Brookfield Asset Management (“Brookfield”). The price for the acquisition was set to be US$92.8 million paid to Renova in cash. Also on the same date, Renova and Terraform Global signed an agreement for the parties to terminate certain arbitration proceedings, upon payment of compensation to Renova of US$15.0 million. The transaction closed on July 3, 2017.

Renova’s management has stated that the transaction is aligned with its new directional strategy, the goals of which are the (i) restoration of the balance of its capital structure; and (ii) sustainability of the business in the long term.

Decision on disposal of interest of Light

On June 21, 2017, the Board of Directors of CEMIG decided to begin the process to sell its entire interest in the share capital of Light S.A. (“Light”), and on July 14, 2017 Rio Minas Energia Participações S.A. (“RME”) and Luce Empreendimentos e Participações S.A. (“Lepsa”) made formal decisions to start the process to sell their entire interest in Light. This formalized the joint decision of CEMIG, RME and Lepsa to dispose of the totality of the controlling shareholding block of Light, which comprises an aggregate holding of 52.12% of the share capital of Light.

Transfer of transmission companies to TAESA

On July 13, 2017, CEMIG GT signed an agreement regarding an equity restructuring involving the transfer to TAESA of the equity interests held by CEMIG in the following public energy transmission concession holders (referred to jointly as the “Transmineiras Companies”): Companhia Transleste de Transmissão S.A. (“Transleste”), Companhia Transudeste de Transmissão S.A. (“Transudeste”) and Companhia Transirapé de Transmissão S.A. (“Transirapé”).

The initial value of the transaction was approximately R$ 76 million, payable on the date of closing. This amount was subject to adjustment for: (i) accumulated variation of the IPCA inflation index as from January 1, 2017, inclusive, up to the day immediately prior to the date of signature of the agreement; and (ii) accumulated variation resulting from application of 100% of the CDI rate, from the date of signature, inclusive, up to the day immediately prior to the date of closing and was subject to discounting of any amounts of dividends and/or interest on capital declared as from January 1, 2017 (inclusive) by the Transmineiras Companies in favor of CEMIG GT, whether paid or not, up to the date of closing, duly updated by the accumulated variation of the IPCA inflation index from the date of the payment to the day immediately prior to the date of closing.

Under the terms of the agreement, a further tranche with a maximum value of R$ 11.7 million may be divided between TAESA and CEMIG GT if the Transmineiras Companies obtain a favorable judgment in certain legal proceedings that are in progress. This amount should be updated by the accumulated variation resulting from application of 100% of the CDI rate from January 1, 2017, inclusive, to the day immediately prior to the day of payment.

Following approval by the Brazilian competition authority CADE (Conselho Administrativo de Defesa Econômica), ANEEL (the Brazilian electricity regulator), and the financing banks, on November 30, 2017, CEMIG concluded the shareholding restructuring involving transfer to TAESA of the shareholdings held by CEMIG in the Transmineiras Companies. The amount received by CEMIG in this Transaction was R$ 56 million– this being the amount resulting from monetary updating by: (i) the accumulated variation of the IPCA inflation index from January 1, 2017, inclusive, to the day immediately prior to the signature of the final closing document for the Transaction; and (ii) accumulated variation of 100% of the CDI rate from date of signature, inclusive, to the day immediately prior to date of closing, and after discounting of: any amounts of dividends and/or Interest on capital declared as from January 1, 2017 (inclusive) by the Transmineiras Companies in favor of CEMIG, whether paid or not, up to the date of closing of the transaction, with monetary updating by the IPCA from the date of payment to the business day immediately prior to the closing date.

TAESA – Columbia Consortium

On April 24, 2017, the Columbia Consortium formed by TAESA and Companhia de Transmissão de Energia Elétrica Paulista (“CTEEP”) won the bid for Branch 1 of the Transmission Auction No. 5/2016, carried out by ANEEL by offering R$267 million of Annual Allowable Revenue (RAP). The project, which requires a R$1,936 million investment, comprises (i) 525 kV Guaíra—Sarandi transmission lines, extending them 266.3 kilometers; (ii) Foz do Iguaçu – Guaíra transmission lines, extending them 173 kilometers; (iii) Londrina – Sarandi transmission lines, extending them 75.5 kilometers; and (iv) the 230 kV Sarandi—Paranavaí Norte line, extending it 85 kilometers, plus constructing and operating three substations (Guaíra, Sarandi and Paranavaí Norte), located in Paraná. The deadline for execution of the work is 60 months and the commercial operation start is scheduled for August, 2022.

CEMIG sold 34 million Units in TAESA

On November 24, 2017, CEMIG sold, by auction on the B3 exchange (the “Auction”) 34,000,000 Units in TAESA (TAEE11) for R$ 21.10 per Unit. This reduced CEMIG’s equity interest in TAESA from 31.54% to 21.68%. CEMIG now owns 218,370,005 common shares in TAESA, equal to 36.97% of TAESA’s total common shares and 5,646,184 preferred shares in TAESA, equal to 1.28% of TAESA’s total preferred shares. The controlling shareholding block of TAESA remains unchanged, since the shares sold were not bound by the Shareholders’ Agreement. The proceeds from the sale were held in an escrow account to execute the Company’s commitments in relation to the put option granted by CEMIG to the shareholders of RME and Lepsa.

CEMIG’s Bank Debt Refinancing

In 2017, CEMIG entered into negotiations with its main creditors in connection with the Bank Debt Refinancing, representing up to R$3.4 billion of debt, in order to refinance short and medium term indebtedness of CEMIG GT and CEMIG D and to balance CEMIG’s short and medium term cash flows. The reprofiling involved extending the amortization schedules of existing debt maturities, ranging from 2017 through 2020, into facilities with a principal amortization grace period in 2018 and final maturities in 2022.

In December 2017, CEMIG D concluded the reprofiling by means of a local notes issuance in the amount of R$1,575 million and amendments to debt agreements entered into with Banco do Brasil (R$500 million) and Caixa Econômica Federal – CEF (R$625 million). As to CEMIG GT, there were amendments to debt agreements entered into with Banco do Brasil (R$741 million). In the aggregate, the bank debt reprofiling reached approximately R$3.4 billion. The new debt of CEMIG D would pay interest of 146.5% of CDI (local interest rate), whereas the new debt of CEMIG GT would pay interest of 140% of CDI. The amortization of principal began in January 2019, with 36 equal monthly payments for CEMIG GT, and the amortization of principal will begin in July 2019, with 36 monthly payments corresponding to an annual distribution of 6.75% in 2019, 13.50% in 2020, 27% in 2021, 11.25% and a balloon of 41.50% in 2022, for CEMIG D.

The Bank Debt Refinancing did not involve a principal reduction and the new facilities are senior secured indebtedness. The collateral for CEMIG GT’s Bank Debt Refinancing is comprised of a cash sweep on CEMIG GT’s asset sales (35% of every asset sale), a pledge on dividends earned from some of CEMIG and CEMIG GT’s subsidiaries (TAESA, Aliança, CEMIG Geração Carmagos S.A., CEMIG Geração Itutinga S.A., CEMIG Geração Leste S.A., CEMIG Geração Oeste S.A., CEMIG Geração Salto Grande S.A., CEMIG Geração Sul S.A. and CEMIG Geração Três Marias S.A.), a fiduciary assignment (alienação fiduciária) of 34.34% of the preferred shares issued by Gasmig, a pledge on receivables (R$125 million per month for the life of the new debt facility) and an escrow account equal to the amount of the next three payments due. The collateral for CEMIG D’s Bank Debt Refinancing, shared among the local debentures, Caixa Econômica Federal – CEF and Banco do Brasil, is comprised of: (i) a cash sweep on CEMIG’s asset sales (35% of every asset sale) and (ii) a pledge on certain receivables (R$400 million per month for the life of the new debt facility with respect to the local debentures and a debt agreement entered into with Caixa Econômica Federal – CEF and other receivables with respect to the debt agreements entered into with Caixa Econômica Federal – CEF and Banco do Brasil). In addition, the collateral for the debt agreements entered into with Banco do Brasil also includes a pledge of receivables (duplicate invoice). There is also a corporate guarantee by CEMIG of both CEMIG D and CEMIG GT’s Bank Debt Refinancing.

CEMIG’s Capital Increase

On October 26, 2017, CEMIG’s Extraordinary General Meeting of Shareholders authorized an increase of the Company’s share capital through the issuance of new shares that were available only for subscription by the Company’s existing shareholders, with the following terms and conditions (the “Capital Increase”):

1.

Amount of the Capital Increase: up to R$ 1 billion through the issuance of up to 199,910,947 new shares each with nominal value of R$ 5.00, for an issue price of R$ 6.57, for both common and preferred shares. The difference between the issue price (R$ 6.57) and the nominal price (R$ 5.00) was allocated to the capital reserve account;

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

4	Preemptive right exercise term: the preemptive right for the subscription of the new shares were exercised by the shareholders between October 30, 2017 to November 29, 2017.

5.	Remaining shares: Not all the newly issued shares have been subscribed, shareholders were eligible to subscribe the remaining shares may do so at the same price and on the same conditions.

Citibank, as the Depositary Bank for the ADRs, sold the corresponding preemptive rights only in the Brazilian market and, on December 13, 2017, Citibank made a distribution of the net proceeds arising from such sale (gross revenue from the sales, less charges and expenses), in US dollars, to the holders of the ADRs.

On March 21, 2018, all the remaining shares were sold through a public auction, resulting in proceeds from the Capital Increase of R$ 1.3 billion. On April 23, 2018, the Extraordinary General Meeting of Shareholders approved the Capital Increase and, the resulting amendment of CEMIG’s by-laws to reflect the new amount of its share capital: in the aggregate amount of R$ 7,294 million, represented by 487,614,213 common shares and 971,138,388 preferred shares.CEMIG did not register the Capital Increase with the U.S. Securities and Exchange Commission (SEC).

Auction of Former CEMIG GT Generation Concessions and Indemnification

The concessions of the Jaguara, São Simão, Miranda and Volta Grande hydroelectric plants, operated by CEMIG GT, expired in August 2013, January 2015, December 2016 and February 2017, respectively.

As per the original terms of the concession contracts of Jaguara, São Simão and Miranda plants, CEMIG GT believed that it had the right for the renewal of such concessionsand filed administrative and court proceedings requesting for the extension the contracts. These requests, however, were rejected by the MME on the view that the request was made out of time in relation to the period/rules set by Law 12,783/13.

As part of the court decision, in March 2017 the preliminary injunctions that had maintained CEMIG GT in possession and operation of the concessions of the Jaguara and Miranda plants were revoked. CEMIG GT remained in control of the assets, and recognized revenues from the sale of energy and the operating costs of the assets through the date that the preliminary injunction was revoked. From that date onwards, CEMIG GT ceased to recognize any depreciation on the assets and began to recognize revenues relating to the provision of services of operation and maintenance of these plants in accordance with the regime of quotas specified by Law 12,783/13 (the “Quotas Regime”). As ordered by the MME Order 432/2015, the São Simão plant was operated under the Quotas Regime since September 2015.

Despite the ongoing court legal proceedings involving the São Simão, Jaguara and Miranda plants, on September 27, 2017, the Brazilian Federal Government tendered the concessions for the São Simão, Jaguara, Miranda and Volta Grande plants. The Volta Grande plant concession contract expired in February 2017. These plants have total generation capacity of 2,922 MW, and the concession price in the bid amounted to R$12,131 million. The parties that won these concessions are not related to CEMIG.

The new concession contracts were signed on November 10, 2017, and on this date extension of the periods in which CEMIG GT was engaged to temporarily continue to operate the assets was agreed upon as follows:

•	Volta Grande plant: until November 30, 2017.

•	Jaguara and Miranda plants: until December 28, 2017.

•	São Simão plant: until May 9, 2018.

Annual Generation Revenue (Receita Anual de Geração, or RAG) of these plants was recognized in the amount of R$ 136 million in 2018 (R$ 462 million in 2017 and R$319 million in 2016).

On August 3, 2017, the MME Order 291/17 determined the amount payable to CEMIG GT for the residual value of the infrastructure assets of the São Simão and Miranda plants at the end of the contract, at R$1,028 million, of which R$244 million relates to the residual value of the São Simão Plant, and R$784 million for the residual value of the Miranda Plant – these amounts being expressed in Reais as of September 2015 and December 2016, respectively. The amounts had being adjusted by the Brazilian Selic rate for federal securities, and the total adjustment recognized in 2018 as an operating income amounted to R$ 55 million (see Notes 4, 15 and 26 to our consolidated financial statements). On August 31, 2018, CEMIG GT received the amounts of reimbursement relating to the assets not previously amortized or depreciated in the basic plans of the São Simão and Miranda hydroelectric plants, as specified in MME Order 291/2017. The total amount received was R$ 1,139 million.

The MME has not yet established indemnification amounts with respect to the Jaguara and Volta Grande power plants.

As of December 31, 2018, investments made after the Jaguara, São Simão and Miranda plants came into operation, in the amounts of R$ 174 million, R$ 2.7 million and R$ 23 million, respectively, are recorded as concession financial assets, and the final determination of the amounts to be paid to CEMIG GT are under discussions with the regulator. Management does not expect losses in the realization of these amounts.

The following describe certain activities relating to CEMIG subsidiaries, jointly controlled entities and associates during 2018:

Renova Group

Negotiations with Brookfield Energia Renovável S.A.

On February 23, 2018, Renova received a new binding proposal from Brookfield replacing the previous offer for primary capitalization. This new proposal provided for the acquisition of all assets of the Alto Sertão III Complex (the “ASIII Complex”), in addition to certain other wind projects under development with total planned generating capacity of approximately 1.1 GW.

On February 27, 2018, the board of directors of Renova decided to accept Brookfield’s February 23, 2018 binding offer for the acquisition of ASIII Complex and additional wind power projects under development. Renovas’s board of directors also approved a grant to Brookfiled of an exclusivity term of up to 60 days for the negotiation.

On May 10, 2018, Renova announced that it had terminated negotiations with Brookfield involving sale of the ASIII Complex since an agreement had not been reached on the final terms of the transaction.

CEMIG offer to acquire Renova’s interest in Brasil PCH / Chipley

On March 27, 2018, CEMIG made a binding offer to Renova for acquisition of 100% of the shares in Chipley SP Participações S.A. (“Chipley”) held by Renova or 51% of the shares in Brasil PCH S.A. (“Brasil PCH”) held by Chipley. On May 3, 2018, the Board of Directors of Renova decided not to accept the binding offer received from CEMIG.

Negotiations with AES Tietê Energia S.A. concerning Renova

On December 4, 2018, Renova received a binding offer (the “Offer”) from AES Tietê Energia S.A. for acquisition of all of its shareholdings in the special-purpose companies comprising the Alto Sertão III Wind Power Generation Complex, alongside wind power projects totaling approximately 1.1 GW that are currently in development. At a meeting on December 28, 2018, the Board of Directors of Renova decided not to approve the Offer made by AES Tietê Energia S.A.

On March 21, 2019 Renova accepted the binding proposal from AES Tietê Energia S.A. for acquisition of all its interests in the special-purpose companies of the Alto Sertão III wind power complex, which is under development. The transaction for sale to AES of the Alto Sertão III wind complex was subdivided into: Phase A, with installed capacity of 438MW, for R$ 350 million; and Phase B, with 305 MW to be built, for R$ 90 million, and a purchase option for up to 1.1 GW of wind projects in development, for up to R$ 76 million. The transaction is also subject to: (i) a potential addition in the form of an earn-out, if the performance of the wind projects of phase A exceeds the reference level assumed in the negotiation, and (ii) a reduction on the acquisition price of Phase A payable to AES in the amount of R$ 20 million per rate die in case of delay in the closing date of the transaction which was expected to occur on May 2, 2019.

On the same date, Renova informed its shareholders and the market of the following transactions, approved by its Board of Directors for the purpose of resolving its main outstanding debts:

•	Reprofiling of the debts to related parties: R$ 768 million with CEMIG GT and R$ 253 million with Light Energia;

•	Reprofiling of bank debts with Citibank and BTG Pactual, in the amounts of approximately R$ 176 million and R$ 179 million, respectively.

CEMIG GT also announced to the market on the same date that it had signed a share purchase agreement for acquisition by CEMIG GT and Light Energia from CG I Fundo de Investimento em Participações (“CG I”) and some of its related parties, of up to 7,282,036 nominal shares in Renova without par value, comprising 6,637,878 common shares and 644,158 preferred shares. The closing of the acquisition of shares is subject to compliance with the conditions that are usual in this type of transaction, and to completion of the acts of financial restructuring of Renova. Also, the Board of Directors of CEMIG GT has approved, subject to the closing of the acquisition of shares, a public offer to acquire shares in Renova, to be made by CEMIG GT and Light Energia, on a date to be announced, in which the stockholders of Renova will be offered equal treatment to that being offered to CG I.

TAESA

Taesa – Eletrobras Auction

On September 27, 2018, Taesa submitted bids for lots L (Brasnorte), M (Transmineiras), N (ETAU) and P (Centroeste), object of Eletrobras Auction No. 01/2018 held on such date, relating to shareholdings in the Special-Purpose Entities (“SPEs”) held by Centrais Elétricas Brasileiras S/A (“Eletrobras”).

Taesa placed the minimum bid for each lot mentioned above. For lots L, N and P, there were no higher bids. According to the rules of the auction notice, Taesa should now wait for the other shareholders of each SPE to express interest concerning their first right of refusal. Regarding lot M, considering that the winner won the lot with the same minimum price offered by Taesa, the Company may exercise, in the strict terms of the shareholders’ agreement, its first right of refusal in each of the SPEs within 60 days, as stipulated by the rules of the auction notice.

Taesa—Right of First Refusal—Lot M (Transmineiras)—Eletrobrás Notification

On October 4, 2018, Taesa notified Eletrobras that it would exercise its right of first refusal over the SPEs related to lot M, object of Eletrobras Auction No. 01/2018, as stipulated by the auction notice and the terms of Transmineiras’ shareholders’ agreements.

Taesa – Eletrobras ratifies Lot M (‘Transmineiras’) auction

On November 26, 2018, Taesa received notification from the Disposals Committee of Eletrobras Auction 01/2018 stating that the Executive Board of Eletrobras decided unanimously, without reservations, to ratify award of Lot M of the Auction to the external shareholder Taesa, which exercised its first refusal right, on the whole of Eletrobras’s shareholding, in accordance with the Shareholders’ Agreement of the SPEs.

Taesa – Closing of Eletrobras Auction Process

On January 15, 2019, Taesa was informed about the formal closing of the process of Eletrobras Auction No. 01/2018, regarding the lots L, N and P, for which it placed the minimum bid. Through a notice, the Sale Committee of the Eletrobras Auction No. 01/2018 stated that, on January 14, 2019, Eletrobras’s Executive Board unanimously approved, without any reservations the ratification of Eletrobras Auction No. 01/2018, referring to lot L (Brasnorte), lot N (ETAU) and lot P (Centroeste). On April 29, 2019, Taesa concluded the acquisition of shares of ETAU, with the payment of R$ 32.9 million.

Taesa signs an SPA for the acquisition of four operational transmission assets

On December 17, 2018, Taesa entered into a Sales and Purchase Agreement with Âmbar Energia Ltda. (“Âmbar”) and Fundo de Investimento em Participações Multiestratégia Milão (“FIP” and, together with Âmbar, the “Sellers”), for the acquisition by Taesa of (a) all shares representing the total and voting capital of São João Transmissora de Energia S.A. (“SJT”) and São Pedro Transmissora de Energia S.A. (“SPT”), and (b) of 51% of the shares representing the total and voting capital of Triangulo Mineiro Transmissora de Energia S.A. (“TMT”) and Vale do São Bartolomeu Transmissora de Energia S.A. (“VSB”).

For the acquisition, Taesa would pay R$942.5 million subject to: (i) monetary adjustment by the variation of the Interbank Deposit Certificate (CDI) rate from the base date until the closing date, (ii) to positive or negative adjustments resulting from, among others, the variation between the net debt and the working capital between the base date and the closing date, and (iii) other adjustments after the closing. The agreement provides for the possibility of different closing dates under certain conditions.

On January 3, 2019, Taesa’s Extraordinary General Meeting approved the acquisition of SJT, SPT, TMT and VSB. The completion of the acquisition is subject to certain conditions precedent, including, among others, (a) regulatory authorizations of ANEEL and CADE; (b) the non-exercise of the preemptive right by Furnas Centrais Elétricas S.A. (Furnas) in relation to shares issued by TMT and the non-exercise of the preemptive right by Furnas and CELG Geração e Transmissão S.A. in relation to shares issued by VSB; (c) confirmation of fulfillment of the obligations set forth in the Leniency Agreement signed by J&F Investimentos S.A. and the Sellers, including the commitment that no indemnifying or sanctioning measures be proposed against the purchaser; and (d) non-occurrence of any material adverse effect.

Taesa wins dispute for Lot 12

On December 20, 2018, Taesa won the dispute for the lot 12 related to the Transmission Auction 004/2018, promoted on this date by ANEEL:

Lot 12
Winning RAP	R$ 58,956,000.00
Discount	38.8%
Location	State of Rio Grande do Sul
Extension	587 km
Substations	5
CAPEX ANEEL	R$ 610 million
Construction Period (month)	48 months

The volume of investments (CAPEX) and the construction period mentioned above are based on the call notice of the auction published by ANEEL. However, Taesa expects a reduction in the estimated volume of investments as well as in the period to conclude and energize the project.

Centroeste

On December 20, 2018, CEMIG notified Eletrobras stating its interest in exercising its first refusal right to acquire the interest held by Eletrobras in Companhia Transmission Centroeste de Minas Gerais S.A.—Centroeste, which constituted Lot P of Eletrobras Auction 01/2018.

As officially reported by Eletrobras on October 22, 2018, the winning bid was for the amount of R$43.2 million.

The first refusal right will be exercised on the same terms as contained in the Auction Announcement. The amount stated above will be adjusted by the accumulated variation in the Selic rate over the period from the reference date to the closing date of this transaction, less dividends and/or interest on capital paid or declared in favor of Eletrobras in the period.

On January 15, 2019, CEMIG announced that it had been informed of the acceptance and ratification by Eletrobras of the exercise by CEMIG of its first refusal right for acquisition of the equity interest in Centroeste.

Light

Put Option Amortization and Reprofiling

The put option granted in 2011 by CEMIG in favor of the unit holders of FIP Redentor, initially scheduled to be exercised on May 31, 2016 was postponed and divided into three separate exercise dates:

a) First option exercise window: up to, and including, September 23, 2016, only with respect to preferred shares, up to a limit of 153,634,195 preferred shares in RME and Lepsa, representing 1.46% of the total shares in Light held by the other direct shareholders. With respect to shares put within this exercise window, CEMIG paid on November 30, 2016.

b) Second option exercise window: up to, and including, September 23, 2017, and not restricted to preferred shares in RME and Lepsa, and may include the totality of the common shares in Lepsa, representing 5.49% of the total shares in Light held by the other direct shareholders, regardless of the exercise of the put option in the first payment window. With respect to shares put within this exercise window, CEMIG paid on November 30, 2017.

c) Third option exercise window: up to, and including, September 23, 2018, only with respect to common shares in RME, representing 3.26% of the total shares in Light held by the other direct shareholders, regardless of the exercise of the put option in the first or second payment window. With respect to shares put within this exercise window, CEMIG paid on November 30, 2018.

Decision on disposal of interest holding in Light

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

On November 27, 2018, RME sold 4,350,000 of its common shares in Light, reducing its holding to 10.90% of Light, thus reducing the combined interest of CEMIG, RME and LEPSA from 52.12% to 49.99% of Light’s share capital.

Light S.A.—Business combination

Until November 27, 2018, the Company had, through RME and Lepsa, an aggregate direct and indirect equity position of 48.9% in the shares of Light.

On that date, RME sold a portion totaling 2.13% of its equity interest in Light, for R$ 65 million and, as a result, RME recognized a loss of R$ 7 million.

a)	Acquisition of additional equity interest in RME, and control of Light.

On November 30, 2018, BB-Banco de Investimento S.A., BV Financeira S.A. – Crédito, Financiamento e Investimento and Banco Santander (Brasil) S.A. exercised their put option to sell the remaining interests in the shares of RME, equivalent to 25% of the investee, for R$ 659 million, in accordance with the calculation of the exercise price of the option.

With this acquisition Cemig became holder of 100% of the share capital of RME.

Of the total amount paid, R$104 million was the fair value of the shares of RME acquired, and R$556 million corresponded to the loss already recognized by the Company upon valuation of the put option given to the other shareholders of RME, as disclosed in Note 32 to the Consolidated Financial Statements.

b)	Acquisition of control of Light

Considering the disposal of the shares in RME by the other shareholders, the Shareholders’ Agreement on jointly control of the investee became null and without effect, and Cemig became holder of an aggregate direct and indirect equity interest of 49.99% in Light.

Due to the considerations above and the provisions of IFRS 10 – Consolidated financial statements, the Company concluded that it now has the control of Light.

Additionally, since the Company had jointly control, exclusively together with Light, in the investees Lightger, Axxiom, Guanhães Energia and Itaocara, those investees also became subsidiaries.

As described in Note 33 to the Consolidated Financial Statements, on November 30, 2018, the Company began to classify its investment in Light, Lightger, Axxiom, Guanhães Energia and Itaocara as Assets held for sale, as management believe they have achieve all the requiremets to classify these investments as available for sale and discontinued operations.

CEMIG Telecomunicações S.A.

The merger of CEMIG Telecomunicações S.A. by CEMIG

On January 12, 2018 in a meeting, CEMIG’s Board of Directors decided to submit a proposal to an Extraordinary General Meeting of Shareholders that CEMIG should merger its wholly-owned subsidiary CEMIG Telecomunicações S.A. (“CEMIG Telecom”). The merger would provide gains from optimization of assets and synergies, and reduce financial, operational and administrative costs through concentration of existing administrative structures, while improving options for use of available funds.

An Extraordinary General Meeting of Shareholders of CEMIG, and an Extraordinary General Meeting of Shareholders of CEMIG Telecom, both held on February 28, 2018, approved and authorized the signature of the Protocol of Merger and Justification establishing the terms and conditions governing merger of CEMIG Telecom into CEMIG.

The merger of CEMIG Telecom by CEMIG was completed on March 31, 2018.

Since this is a merger of a wholly-owned subsidiary, there was no capital increase or issue of new shares by CEMIG. The shares in the subsidiary were canceled, on the merger date, and the necessary accounting records made.

Following the merger of CEMIG Telecom, on May 25, 2018, CEMIG announced an auction for the sale of the telecommunications assets not within its core business, as well as the assignment of the contractual positions associated with those assets.

On August 8, 2018 CEMIG held a Public Auction in order to sell its telecommunications assets not within scope of primary business, as specified in Tender Announcement 500-Y12121.

•	The winning bid for Lot 1, presented by American Tower do Brasil – Internet das Coisas Ltda., was for R$571 million, 70.41% above the minimum sale value specified in the Tender Announcement.

•	The winning bid for Lot 2, presented by Algar Soluções em TIC S.A., was for R$77.9. 139.86% above the minimum sale value specified in the Tender Announcement.

Following compliance with the suspensive conditions, including approval by the Brazilian Monopolies Authority (“CADE”), on November 1, 2018, CEMIG concluded all these sale transactions.

CEMIG GT

Wind Farms in the State of Ceará

On May 17, 2018, CEMIG GT signed a private transaction agreement with Energimp S.A. (“Energimp”). This transaction has the objective of eliminating the cross holdings between CEMIG GT and Energimp in the following companies: Central Eólica Praias de Parajuru S.A. (“Parajuru”), Central Eólica Volta do Rio S.A. (“Volta do Rio”) and Central Eólica Praias do Morgado S.A. (“Morgado”), as well as to terminate the corporate partnership between CEMIG GT and Energimp.

On December 20, 2018, following compliance with the conditions specified in the transaction agreement, CEMIG GT and Energimp signed the related Memorandum of Conclusion of Elimination of Cross-holdings. With the signature of this document: (i) elimination is completed of the cross-holdings previously existing between the parties in Parajuru, Volta do Rio and Morgado; (ii) all shareholding partnership between the parties no longer exists; and (iii) CEMIG GT now owns 100% of the share capital of Parajuru and Volta do Rio, and Energimp owns 100% of the share capital of Morgado.

The companies incorporated in Brazil described below are our major subsidiaries and affiliates. The subsidiary companies were recorded under the equity method:

CEMIG’s main subsidiaries and jointly-controlled investees include the following:

•	CEMIG Geração e Transmissão S.A. (“CEMIG GT”) – 100% owned: operates in energy generation and transmission.

•	CEMIG Distribuição S.A. (“CEMIG D”) – 100% owned: operates in energy distribution;

•	Companhia de Gás de Minas Gerais (“Gasmig”) – 99.57% owned: acquires, transports, distributes and sells natural gas;

•

Transmissora Aliança de Energia Elétrica S.A. (“TAESA”) – jointly-controlled entity, with ownership of 36.97% of the voting stock and 21.68% of the total stock: construction, operation and maintenance of energy transmission facilities in 18 states of Brazil; and

•

Light S.A. (“Light”) – subsidiary, with a direct holding of 26.06% and an indirect holding of 23.93% of total stock, totaling 49.99%: energy generation, transmission, trading and distribution, and other related services; direct or indirect holding of interests in companies operating in these areas.

•

Aliança Geração de Energia S.A. (“Aliança”) – jointly-controlled entity, with direct ownership of 45% of the voting and total share. Aliança is privately owned and operates as a platform for consolidation of generation assets and investments in future generation projects.

•

SPEs of Lot D – 100% owned: Geração Camargos S.A., CEMIG Geração Itutinga S.A., CEMIG Geração Leste S.A., CEMIG Geração Oeste S.A., CEMIG Geração Salto Grande S.A., CEMIG Geração Sul S.A. and CEMIG Geração Três Marias S.A.. Lot D is comprised of 13 plants that were previously owned by CEMIG, and an additional five plants which were owned by Furnas Centrais Elétricas S.A. The aggregate installed generation capacity of these 18 plants is 699.57 MW.

Investment in the Belo Monte Plant through Amazônia Energia S.A. and Aliança Norte

Amazônia Energia S.A. and Aliança Norte are shareholders in Norte Energia S.A.-NESA, which holds the concession to operate the Belo Monte Hydroelectric Plant, on the Xingu River, in the State of Pará.

Through the jointly-controlled entities referred to above, CEMIG GT owns an indirect equity interest in NESA of 11.7%. NESA will still require significant funds for organizational, developmental, pre-operational and operating costs for the completion of the plant. According to estimates and forecasts, these costs will be repaid by the revenues from future operations.

For more details see Note 1 to our financial stements - Operating Context.

Long-Term Strategic Plan

The long-term strategy and the multiannual business plan, reviewed and approved by the Board of Directors in 2018, defined that our mission is to provide integrated solutions for clean power, accessible to society, in an innovative, sustainable and competitive way.

Additionally, the Board of Directors stablish that our vision is to be among the three best-integrated groups in electric power in Brazil as for governance, financial health, asset performance and customer satisfaction.

The long-term strategic guidelines focus on the following main cornerstones:

•	Credit and Capital Markets;

•	Energy Market—Generation, Transmission, Distribution, Distributed Generation, Marketing and Innovation;

•	Governance and Management;

Capital Expenditures

Capital expenditures for the years ended December 31, 2018, 2017 and 2016 in millions of reais, were as follows:

	Year ended December 31,
	2018	2017	2016
Distribution network	861	1,083	1,460
Power Generation(1)	479	308	3,133
Transmission network(2)	96	25	54
Others	79	104	219

Total capital expenditures(3)	1,515	1,520	4,866

(1)

Includes borrowing costs, capitalized in the amount of R$31 million, R$71 million and R$142 million in 2018, 2017 and 2016. Includes the consideration paid for a 51% interest in Parajuru and Volta do Rio in the amount of R$ 166 million in 2018, and additions in generation financial assets in the amount of R$ 2,217 million in 2016.

(2)	Includes additions in transmission financial assets in the amount of R$96 million, R$25 million and R$54 million in 2018, 2017 and 2016.
(3)

The capital expenditures are presented in our Consolidated Statement of Cash Flow mainly on account lines related to Contract Assets, Acquisition of equity investees, capital contributions in investees, PP&E, acquisition of subsidiaries and intangible assets.

In 2019, we plan to make capital investments in relation to our fixed assets in the amount of approximately R$ 1,367 million, corresponding to our basic program. We expect to allocate these expenditures primarily to the expansion of our distribution system. We will also allocate R$ 372 million for injection of capital into subsidiaries in 2019, to meet specific capital needs.

The amounts planned for 2019 do not include investments in acquisitions, and other projects, that are not remunerated by the concession-granting power – which are not recognized in the calculations of tariffs made by ANEEL.

We expect to fund our capital expenditures in 2019 mainly from the cash flow from operations and, to a lesser extent, through financing. We expect to finance our expansion and projects from commercial bank loans through debt rollover and from the issuance of promissory notes and debentures in the local market.

Business Overview

General

Our business involves the generation, transmission, distribution and sale of energy, gas distribution, telecommunications and to provide of energy solutions.

CEMIG

We are engaged in transactions to buy and sell energy through our subsidiaries. The total volume of energy resourced in December 31, 2018 was 80,190 GWH or 2.9 % less than in 2017 of 82,479 GWH or 2.1 % more than in 2016. The amount of energy produced by us in 2018 was 4,871 GWh or 26.3% less than the 6,606 GWh produced in 2017, which was 30.0% less than 2016. The amount of energy purchased by us in 2018 was 75,319 GWh or 0.7% less than the 75,873 GWh purchased in 2017, which was 6.4% less than in 2016. These figures include 5,738 GWh purchased from Itaipu in 2018 and 6,230 GWh in 2017, and through the Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) and from other companies, we purchased 69,581 GWh in 2018 and 69,632 GWh in 2017.

The energy traded in 2018 totaled 80,190 GWh, an amount 2.9% lower than 2017. 53% of that volume (42,707GWh) was traded to final customers, both captive and free.

Total losses of energy in the core and distribution networks in 2018 totaled 6,881 GWh, which corresponds to 8.6% of total resources, and 3.5% less than the 7,121 GWh loss in 2017.

The table below presents the breakdown of resources and power requirements by CEMIG traded in the last three years:

CEMIG’S ELECTRIC ENERGY BALANCE

(GWh)	2018	2017	2016
	(in GWh)
RESOURCES	80,190	82,479	80,774
Energy generated by CEMIG	3,770	5,708	8,852
Energy generated by Sá Carvalho	326	214	238
Energy generated by Horizontes	61	64	69
Energy generated by CEMIG PCH	81	94	94.2
Energy generated by Rosal Energia	182	128	134
Energy generated by SPE	451	398	—
Energy bought from Itaipu	5,738	6,230	5,921
Energy bought from CCEE and other companies	69,581	69,643	65,392

(GWh)	2018	2017	2016
REQUIREMENTS	80,190	82,479	80,744
Energy delivered to final customers	42,707	40,147	45,322
Energy delivered by Barreiro		—	8
Energy delivered by Cachoeirao		—	133
Energy delivered by Sá Carvalho	472	461	473
Energy delivered by Horizontes	87	79	76
Energy delivered by CEMIG PCH	124	65	82
Energy delivered by Rosal Energia	235	213	202
Energy delivered by SPEs	882	788
Energy delivered to the CCEE and other companies	28,802	33,605	27,754
Losses(1)	6,881	7,121	6,723

(1)	Discounting the losses attributed to generation (82 GWh in 2018) and the internal consumption of the generating plants.

Generation

The electric power generation business consists of the generation of energy through the use of renewable energy sources (water, wind, sun and biomass), or non-renewable sources (fossil and nuclear fuels).

According to ANEEL, as of December 31, 2018, we were the fourth largest energy generation group in Brazil, by total installed capacity. As of that date, we were generating energy at over 80 hydroelectrical plants (small hydroelectric power plants (“PCH”) and hydroelectric power plants (“UHE”), thermoelectric plants, wind and solar plants, with total installed capacity of over 6,000 MW, with plants present in 10 states of Brazil. The vast majority of our capacity is generated at hydroelectrical plants (96.6% of installed capacity), with the remaining being generated by thermal and wind plants. Our top five power plants accounted for over 61.4% of our installed energy generation capacity in 2018 are:

Rank (Installed Capacity)	Generation Power Plant	CEMIG Group Company Holding Stake	Restricted / Unrestricted Group in This Offering	Installed Capacity (MW)	Start of Comm. Operations	Expiration of Concession or Authorization	Type of Power Plant	CEMIG´s Stake
1	Emborcação	CEMIG GT	Restricted	1,192.0	1982	23/07/2025	UHE	100%
2	Belo Monte	Norte Energia	Unrestricted	976.5	2016	26/08/2045	UHE	11.69%
3	Santo Antônio	SAESA	Unrestricted	646.9	2012	12/06/2043	UHE	15.51%
4	Nova Ponte	CEMIG GT	Restricted	510.0	1994	23/07/2025	UHE	100%
5	Irapé	CEMIG GT	Restricted	399.0	2006	28/02/2035	UHE	100%
	Sub-Total: Top 5			3,724
	Total (All Plants):			6,068

Transmission

The transmission business consists of transporting energy power from the facilities where it is generated to points of consumption, distribution networks and free customers (which are customers with demand equal to or greater than 3 MW, or customers with demand equal to or greater than 500 kW from alternative energy sources, such as wind, biomass or small hydroelectrical plants). Its revenue depends directly on the availability of its assets. The transmission network comprises energy transmission lines and substations with voltage of 230kV or more, and is part of the Brazilian Grid regulated by ANEEL and operated by the ONS. See “The Brazilian Power Industry.” On December 31, 2018, CEMIG GT and other CEMIG transmission networks had approximately 4,134 miles of lines, as follows:

Classification	CEMIG GT	Other CEMIG Group Companies (proportional to CEMIG’s stake in the relevant concession)
> 525kv Lines	—	59 miles
500kv Lines	1,355 miles	654 miles
440kv Lines	—	68 miles
345kv Lines	1,231 miles	31 miles
230kv Lines	478 miles	258 miles
220kv Lines	—	—
Total	3,064 miles	1,070 miles

Distribution

Within the CEMIG Group, energy distribution activities are conducted by a wholly owned subsidiary, CEMIG Distribution (“CEMIG D”), in addition to Light S.A. (“Light”), in which CEMIG has a 49.99% interest.

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

CEMIG D’s concession area covers approximately 219,104 square miles, or 96.7% of the territory of the State of Minas Gerais. On December 31, 2018, CEMIG D’s energy system comprised 333,391 miles of distribution lines, through which it supplied 25,271 GWh to 8,407,906 regulated customers and transported 19,286 GWh to 1,138 free customers that use our distribution networks. The total volume of energy distributed was 44,557 GWh, of which 45.7% was distributed to regulated and free industrial customers, 14.3% to regulated and free commercial customers, 23.0% to regulated residential customers, and 17.0% to other regulated customers.

Light has a concession for areas in 31 municipalities of the State of Rio de Janeiro, totaling 4,366 square miles. This is a region with more than 11 million people and has approximately 4.5 million customers. Consumption in the concession area of Light SESA in 2018 was 28,027 GWh, of which 18,455 GWh was sold in the captive market, 6,906 GWh sold in the Free Market, and 2,666 GWh sold to other concession holders. The residential customer category consumed 30.7% of the total billed market, followed by the commercial segment with 27.7%, other categories with 13.6%, other concession holders with 9.5%, and the industrial category with 18.5%.

Other Businesses

While our main business consists of the generation, transmission and distribution of energy, we also engage in the following businesses: (i) energy solutions consulting business for both Brazilian and international customers, through our subsidiary Efficientia S.A. (ii) exploitation of natural gas, through five consortia; (iii) sale and trading of energy, through structuring and intermediation of purchase and sale transactions, trading energy in the Free Market, through our wholly-owned subsidiaries CEMIG Trading S.A. and Empresa de Serviços de Comercialização de Energia Elétrica S.A. and CEMIG Comercializadora de Energia Incentivada S.A.; (iv) acquisition, transport and distribution of gas and its subproducts and derivatives through Companhia de Gás de Minas Gerais (Gasmig); (v) technology systems and systems for operational management of public service concessions, including companies operating in energy, gas, water and sewerage and other utility companies, through Axxiom Soluções Tecnológicas S.A.; and (vi) distributed generation, through CEMIG Geração Distribuída S.A.

Revenue Sources

The following table illustrates the revenues attributable to each of our principal revenue sources, in millions of reais, for the periods indicated:

	Year ended December 31,
	2018	2017	2016
Energy sales to final customers	21,882	20,439	20,458
Revenue from wholesale supply to other concession holders	2,990	3,263	2,972
CVA (compensation for changes in ‘Parcel A’ items) and other financial components	1,973	988	(1,455)
Revenue from use of the energy distribution systems – TUSD	2,045	1,611	1,705
Revenue from use of the concession transmission system	411	371	312
Transmission indemnity revenues	250	373	751
Generation indemnity revenue	55	271	—
Adjustment to expectation of cash flow from the indemnifiable financial asset of the distribution concession	—	9	8
Revenue from financial adjusting of the Concession Grant Fee	321	317	300
Construction revenues	898	1,118	1,193
Transactions with energy on the CCEE	217	860	161
Supply of gas	1,995	1,759	1,444
Fine for violation of service continuity indicator	(44)	—	—
Other operating revenues	1,585	1,484	1,421
Deductions from revenue	(12,312)	(11,151)	(10,497)

Total net operating revenues	22,266	21,712	18,773

Power Generation and Trading

Overview

CEMIG’s top five power plants accounted for over 61.4% of its installed energy generation capacity as of December 31, 2018.

On September 27, 2017, the Brazilian Federal Government auctioned to third parties the concessions of four of CEMIG’s top ten power plants (São Simão, Jaguara, Miranda and Volta Grande power plants) with a total capacity of 2,922MW.

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

The total volume of transactions in energy in 2018 was 80,190 GWh, a decrease of 2.8% in comparison to the 82,479 GWh in 2017.

Generation Assets

As noted above, on September 27, 2017, the Brazilian Federal Government auctioned to third parties the concessions of four of CEMIG’s power plants with a total capacity of 2,922 MW: São Simão, Jaguara, Miranda and Volta Grande. As a result, as of the date of this annual report, the subsidiaries and jointly-controlled subsidiaries of CEMIG operated more than 80 plants, totaling 6,068 MW (excluding the São Simão, Jaguara, Miranda and Volta Grande power plants).

We have incorporated subsidiaries in the State of Minas Gerais and other states in Brazil to operate certain of our generation facilities and to hold the related concessions.

The following are companies in which CEMIG GT owns 100% of the equity:

•

CEMIG Geração Camargos S.A., CEMIG Geração Itutinga S.A., CEMIG Geração Leste S.A., CEMIG Geração Oeste S.A., CEMIG Geração Salto Grande S.A., CEMIG Geração Sul S.A. and CEMIG Geração Três Marias S.A.. These companies were incorporated by CEMIG GT in 2016 to hold the concession contracts for 18 hydroelectrical plants won in the auction the year before. The total installed generation capacity secured to CEMIG GT’s portfolio was 699 MW.

•	CEMIG PCH S.A. – Independent power producer, operating the Pai Joaquim small hydroelectrical power plant.

•

Horizontes Energia S.A. – An independent power producer, operating the Machado Mineiro and Salto do Paraopeba SHPs in Minas Gerais; and the Salto do Voltão and Salto do Passo Velho hydroelectrical plants, in the State of Santa Catarina.

•	Rosal Energia S.A. – Concession holder operating the Rosal hydro plant, on the border between the States of Rio de Janeiro and Espírito Santo.

•	Sá Carvalho S.A.– Production and sale of energy as a public energy service concession holder, through the Sá Carvalho hydroelectrical power plant.

•

Barreiro S.A. Thermal Power Plant – An independent power producer which operated the 12.9 MW Barreiro thermoelectric plant, on the premises of the metal products company V&M do Brasil S.A. (“Vallourec & Mannesmann”), in Belo Horizonte, Minas Gerais. UTE Barreiro ended its production of energy in the second semester of 2016 and, by the end of the year, it was sold to Vallourec & Mannesmann.

The generation companies in which CEMIG GT has joint control are:

•

Aliança Geração de Energia S.A. (45%) – Platform of growth and consolidation of generation assets held by CEMIG GT and Vale (55%). The assets involved in the formation of the Aliança include the Aimorés and Funil hydroelectrical plants and the following generation consortia: Porto Estrela, Igarapava, Capim Branco I, Capim Branco II and Candonga. In addition to the hydroelectrical plants in operation, there are four wind plants, which will compose the Complexo Eólico Santo Inácio in northeastern Brazil, in implementation phase. The company has installed hydro capacity of 1,170 MW in operation, among other generation projects, and will be responsible for investments in future projects of energy generation.

•

Aliança Norte Energia Participações S.A. (49%) – Together with Vale (51%), the company holds participation of 9% of Norte Energia S.A., corresponding to an indirect equity interest of 4.41% and representing an installed capacity of 495 MW.

•

Amazônia Energia Participações S.A. (49% of voting share, 74.5% of total capital) – Owned jointly with Light (25.5%), holds 9.77% of Norte Energia S.A., holder of the concession to operate the Belo Monte hydroelectrical plant, on the Xingu river, in the State of Pará, representing an installed capacity of 818 MW directly held by CEMIG GT.

•

Renova (45.83% of voting stock, 36.23% of total capital) – This company is the group’s vehicle for growth in generation from alternative generation and the group’s Small Hydroelectrical Plants (SHPs). As of December 31, 2018, Renova had generation supply contracts totaling 627.6 MW of generation capacity, of which 190.2 MW were already in commercial operation. CEMIG also has an indirect interest in Renova through Light (21.72% of voting stock, 17.17% of total capital).

•

Baguari Energia S.A. (69.39%) – The company operates the Baguari Hydroelectrical Plant through the Baguari Hydro Plant Consortium, together with Furnas Centrais Elétricas S.A. (30.61%). Baguari Energia S.A. owns 49% of the plant in partnership with Neoenergia, which owns the remaining 51%, through Baguari I Geração de Energia Elétrica.

•

Retiro Baixo Energética S.A. (49.9%) – Holds the concession for the operation of the hydroelectrical power plant Retiro Baixo, located in the lower course of the Paraopeba River in the State of Minas Gerais, which has installed capacity of 82 MW and assured energy of 36.6 MW.

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

•

Madeira Energia S.A (“MESA”) (8.54%) – MESA owns 100% of Santo Antônio Energia S.A., hydroelectric plant in the Madeira River in the state of Rondônia. CEMIG GT’s indirect holding in MESA amounts to 6.97% and takes place through the following companies: SAAG, FIP Melbourne (33.12%), Parma (56.75%) and FIP Malbec (49.92%).

CEMIG also controls the following entity that operate generation assets:

•

Light (26.06%) – Owns 25.5% of Amazônia Energia Participações S.A, 51% of Lightger S.A. (other 49% owned by Cemig GT), 100% of Itaocara Energia Ltda. Light Energia has investments in several jointly-controlled entities – for example 51% of Guanhães Energia S.A. (other 49% owned by Cemig GT); 21.72% of the voting stock and 17.17% of the total stock, of Renova; and 100% of Lajes Energia S.A., São Judas Tadeu and Fontainha. Light has a total installed generation capacity of 1,119 MW, and an assured energy of 686 average MW, including proportional stakes in associates. In December 2018 Cemig became the holder of the shareholding control of Light, with an equity interest of 49.99% and consolidates it in its financial statements. See more information in Notes 17.1 and 33.

In addition, CEMIG GT has the following interests in consortium, as of December 31, 2018:

•

Queimado Hydroelectrical Power Plant – We hold an 82.5% interest in this entity and our partner in this project is CEB Participações S.A. (“CEBPar”), a subsidiary of Companhia Energética de Brasília (“CEB”), a state-controlled energy company, which owns 17.5% equity interest in the plant.

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

The following consortia were established to develop future projects:

•

Tapajós Consortium – The Tapajós Consortium was created to develop technical and environmental feasibility studies of hydro plants in the Tapajos river basin. Technical studies have already been finished and sent to ANEEL for analysis while environmental studies depend on certain licenses to be concluded.

•	Davinópolis Hydroelectric Plant – This consortium (CEMIG has a 49% interest) was established with Neoenergia (51%) to conduct a feasibility study of the project.

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

CEMIG GT owns 100% of the equity in the following companies with wind farms investments:

•	Central Eólica Praia de Parajuru S.A and Central Eólica Volta do Rio—Wind farms located in the State of Ceará with a total installed capacity of 70.8 MW.

CEMIG GT has joint participation in the following companies with wind farms investments:

•	Renova (45.83% of voting share and 36.23% of total capital) –CEMIG also has indirect participation in Renova through Light which has 21.72% of voting share and 17.17% of total capital.

•

Aliança Geração de Energia S.A. (45%) – Four wind farms, which compose the Santo Inácio Wind Project. The project, located at Icapuí, in the State of Ceará, started its commercial operation in December of 2017 and has an installed capacity of 98.7 MW.

Expansion of Generation Capacity

We are involved in the construction of hydroelectrical plants – Belo Monte and four SHPs: Dores de Guanhães, Senhora do Porto, Fortuna II and Jacaré. These plants will increase our total installed hydroelectrical generation capacity by 437 MW (proportional stake) over the coming year.

Guanhães Project: Guanhães Energia S.A. is subsidiary, which has four wholly-owned subsidiaries – PCH Dores de Guanhães S.A., PCH Senhora do Porto S.A., PCH Jacaré S.A. and PCH Fortuna II S.A.. Guanhães Energia S.A. is engaged in construction and commercial operation of these four SHPs. Three of them – Dores de Guanhães, Senhora do Porto and Jacaré – are in the municipality of Dores de Guanhães; and one, Fortuna II, is in the municipalities of Virginópolis and Guanhães, all in the State of Minas Gerais. They will have an aggregate installed capacity of 44 MW. Construction was halted on December 2015 due to delays in implementantion of the project which resulted in the termination of the contract with the construction consortium. In November 2017, the construction was resumed, and first generation unit of Senhora do Porto started operating in May 2018. In November 2018 two plants, Senhora do Porto e Dores de Guanhães, were fully operating, and the remaining 5 generation units, of Fortuna II and Jacaré, are expected to be operating until June 2019.

Belo Monte Project: Norte Energia S.A. (NESA) is a special-purpose company which holds the concession to build, operate and maintain the Belo Monte hydroelectrical plant, located on the Xingu River, in the Amazon Region, in the North of Brazil. CEMIG GT has an indirect interest in NESA of 11.7% through Amazônia Energia S.A. and Aliança Norte Energia Participações S.A., shareholders of Norte Energia S.A.. NESA will still require significant funds to complete the electromechanical assembly of the remaining 6 generation units, in addition to funds to cover organizational, development and pre-operating costs for the completion of the plant. According to estimates, these costs will be repayed by revenues from future operations. When fully completed—scheduled for 2020, it will have a total capacity of 11,233 MW and will be one of the largest hydroelectrical power plants in the world.

Also, on April 30, 2015, the Consortium UHE Itaocara (“Consortium”), in which CEMIG GT has 49% and Itaocara Energia Ltda., a SPC owned by Light, has 51%, won the concession of Itaocara I, a 150-MW hydroelectrical plant, to be constructed on the Paraíba do Sul River, between the municipalities of Itaocara and Aperibé, in the State of Rio de Janeiro. The energy of this power plant is to be delivered on January 1, 2020 and the concession period is 35 years. On July 5, 2016, ANEEL transferred the concession of Itaocara I power plant from the Consortium to Usina Hidrelétrica Itaocara S.A., a special purpose company held by CEMIG GT (49%) and Itaocara Energia Ltda (51%). Due to the worsening of Brazilian macroeconomic conditions in recent years, construction has not started yet and the project is currently being reevaluated.

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

The following tables give operating information on our transmission capacity for the dates indicated:

	Circuit Length of Transmission Lines in Miles
	As of December 31,
Voltage of Transmission Lines	2018	2017	2016
500 kV	1,355	1,355	1,355
345 kV	1,231	1,231	1,228
230 kV	478	478	478

Total	3,064	3,064	3,061

	Transformation Capacity(1) of Transmission Substations
	As of December 31,
Substations	2018	2017	2016
Number of transmission substations(2)	38	38	37
MVA	17,615	17,615	17,573

(1)	Transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.
(2)	Shared substations are not included.

The tables below present operational information on the transmission capacity of the joint venture (subsidiaries and affiliates transmission CEMIG), proportional to the equity interest held by the CEMIG Group in each case, on the dates indicated:

	Transmission Network Extension in Miles
	As of December 31,
Voltage of Transmission Lines	2018	2017	2016
>525 kV	59	59	86
500 kV	654	674	856
440 kV	68	68	98
345 kV	31	31	66
230 kV	258	263	486
220 kV	—	—	—

Total	1,070	1,095	1,592

Subsidiaries and Affiliates of CEMIG – Transmission
Company	Number of transmission substations
TAESA	37 (6 private and shared 31)
ATE III	4 (1 private and shared 3)
EATE	5 (1 private and shared 4)
Lumitrans	2 shared
EBTE	7 (2 private and shared 5)
ERTE	3 (1 private and shared 2)
STC	4 (2 private and shared 2)
ENTE	3 shared
ECTE	2 shared
ETSE	2 private
ETEP	2 shared
ESDE	1 private
São Gotardo	1 shared
Brasnorte	4 (2 private and shared 2)
ETAU	4 (2 private and shared 2)
Transleste	2 (1 private and shared 1)
Transirapé	2 (1 private and shared 1)
Transudeste	2 shared
Centroeste	2 shared

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

Transmissora Aliança de Energia Elétrica S.A. – TAESA is a private company jointly controlled by CEMIG, which holds 36.97% of the voting capital and 21.68% of the total capital of TAESA, and by ISA Investimentos e Participações do Brasil S.A. (14.88% of the total capital). TAESA has led CEMIG’s growth vector in the transmission segment, dedicated to the construction, operation and maintenance of transmission lines in all regions of the country.

This table presents the percentage holdings in the transmission companies as of December 31, 2018:

Subsidiary and affiliate transmission companies	% equity interest (Direct and Indirect)
	CEMIG	TAESA
TAESA	21.68	—
ATE III	21.68	100.00
EATE	10.84	49.98
Lumitrans	8.67	39.98
EBTE	16.15	74.49
ERTE	10.84	49.99
STC	8.67	39.98
ENTE	10.84	49.99
ECTE	4.14	19.09
ETSE	4.14	19.09
ETEP	10.84	49.98
ESDE	10.84	49.98
ESTE	10.84	49.98
EDTE	10.84	49.99
São Gotardo	21.68	100.00
Brasnorte	8.38	38.66

Subsidiary and affiliate transmission companies	% equity interest (Direct and Indirect)
	CEMIG	TAESA
ETAU	11.40	52.58
Mariana	21.68	100.00
Transleste	6.50	30.00
Transirapé	6.40	29.50
Transudeste	6.29	29.00
Centroeste	51.00	—
Miracema	21.68	100.00
Janaúba	21.68	100.00
Aimorés	10.84	50.00
Paraguaçu	10.84	50.00
ERB1	10.84	50.00

The Itabirito 2–Vespasiano 2 Transmission Line – TAESA was awarded this concession (Lot ‘A’) at ANEEL Auction No. 013/2013 in December 2013 – to build, operate and maintain the 52-mile, 500-kV Itabirito 2–Vespasiano 2 transmission line, in Minas Gerais. Annual Permitted Revenue (RAP) is R$11 million. The project construction is scheduled for completion in 2019.

In April 2017, TAESA, as part of the Consortium Columbia (50% TAESA and 50% CTEEP), was the winning bidder of Branch 1 in Auction 005/2016 of Public Power Transmission Lines auction promoted by ANEEL. Branch 1 comprises 600 dual circuit kms totaling 1200 kms in Parana State. ANEEL granted TAESA the right to explore the concessions for 30 years. RAP is R$ 267.3 million.

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

In 2018, we invested approximately R$ 768 million in the construction and acquisition of the property, plant and equipment needed to expand and to increase the capacity of our distribution system.

The following tables provide certain operating information pertaining to our distribution system, on the dates indicated:

	Circuit length of distribution lines in miles – High voltage (from distribution substations to final customers)
	As of December 31,
Voltage of distribution lines	2018	2017	2016
161 kV	30.25	30.12	28.84
138 kV	7,945.68	7,879.51	7,635.47
69 kV	2,221.78	2,228.23	2,250.22
34.5 kV + Others	633.75	606.59	522.13

Total	10,831.46	10,744.45	10,436.66

	Circuit length of distribution lines in miles – Medium and low voltage (from distribution substations to final customers)
	As of December 31,
Voltage of distribution network	2018	2017	2016
Overhead urban distribution lines	65,999.52	65,734.68	61,969.21
Underground urban distribution lines	1,535.05	1,530.63	1,351.94
Overhead rural distribution lines	255,024.50	251,925.70	241,325.01

Total	322,559.07	319,191.01	304,646.16

	Step-down transformation capacity(1) of distribution substations
	As of December 31,
	2018	2017	2016
Number of substations	405	404	393
MVA	10,681.35	10,585.91	10,279.18

(1)	Step-down transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.

Light – Power Distribution

The power distribution activity of Light comprises the transport of power supply from the frontier with the national grid up to the point of delivery to final consumers. Light SESA has a distribution network comprising 2,514 lines, of which 34 lines are at 6kV, 2,314 are at 13.8 KV, and 166 are at 25 KV, mostly above ground, although Light SESA has one of the largest underground distribution systems in Brazil. Large industrial and commercial consumers receive electricity at high voltage; smaller industrial and commercial customers and residential customers, receive power at lower voltages. On December 31, 2018, Light had 85,080 distribution transformers above ground, 7,328 subterranean distribution transformers, and 221 fixed distribution substations (10,522.3 MVA), with a total distribution network of approximately 48,407 miles (44,835 miles above ground, 3,572 miles underground), of which 14,761 miles carry power at medium voltage, and 33,646 miles at low voltage.

Expansion of Distribution Capacity

Our distribution expansion plan for the next five years is based on projections of market growth. In the next five years, we anticipate an increase of approximately 920,000 new urban customers and approximately 35,000 rural customers. In order to accommodate this growth, we expect that we will need to add 198,709 medium-voltage poles, 1,292 miles of distribution lines and 53 step-down substations, adding 1,076 MVA to our distribution network.

Purchase of Electric Power

During the year ended December 31, 2018, we purchased 5,738 GWh of energy from Itaipu, which represented approximately 13% of the energy we sold to final users, and 624 GWh (1.5%) of energy from PROINFA. We also purchased 1,076 GWh under Nuclear Energy Quota Contracts (Contratos de Cotas de Energia Nuclear, or “CCENs”) (2.5%) and 7,549 GWh of energy under Assured Energy Quota Contracts (Contratos de Cota de Garantia Física, or “CCGFs”) (18%). In addition to this compulsory purchase, we have two other types of supply arrangements: (i) purchases through public auctions, which accounted for approximately 23% of the energy purchased for resale during the year ended December 31, 2018; and (ii) long-term agreements existing prior to the New Industry Model Law, which represented approximately 2% of the energy purchased in 2018.

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

We are one of the power distribution companies operating in the south, southeast and west-central regions of Brazil that are jointly required to purchase all of Brazil’s portion of the energy generated by Itaipu, in accordance with the Law No. 5,899/1973. The Federal Government allocates Brazil’s portion of Itaipu’s power among these energy companies in amounts proportionate to their respective historical market share of total energy sales. ANEEL enacted Resolution No. 2,178/2016 which set 10.39% as the percentage of Itaipu’s power production bestowed upon CCEE that CEMIG D would have to purchase in 2017. For 2018, Resolution No. 2355/2017 set it at 10.09% and for 2019, it was set at 10.03% (Resolution No. 2500/2018). These rates are fixed to defray Itaipu’s operating expenses and payments of principal and interest on Itaipu’s dollar-denominated borrowings and the cost in reais of transmitting such power to the Brazilian grid. These rates are above the national average for bulk supply of power and are calculated in U.S. dollars. Therefore, fluctuations in the U.S. dollar/real exchange rate affect the cost, in real terms, of energy we are required to purchase from Itaipu. Historically, we have been able to recover the cost of such energy by charging supply rates to customers. According to our concession contract, increases in the supply rates may be transferred to the final customer upon approval by ANEEL.

Since 2007, ANEEL publishes at the end of each year the amount of energy to be purchased from Itaipu by each of the electric power distribution companies for the following year, as guidance for the five subsequent years. Based on this, the distribution companies can estimate their remaining energy needs in advance of the next public auctions.

CCENs: These are contracts that formalize the purchase of energy and power as established in Law No. 12,111/09 and ANEEL Resolution No. 530/12 between distributors and Electronuclear for the energy produced by the Angra I and Angra II plants.

CCGFs: Decree No. 7,805/12 regulated Provisional Act No. 579/12 and created contractual arrangements governing contracting of energy and power from the plants whose concessions were extended under Law No. 12,783/13.

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

Average Tariff (R$/MWh)	Energy Contracted (MW —average per year)	Term of the Contract
138.85	61.23	2010 to 2039
134.67	431.17	2010 to 2039
120.86	24.71	2010 to 2024
137.44	23.24	2010 to 2024
128.42	63.89	2010 to 2024
129.14	56.57	2011 to 2040
128.37	126.34	2011 to 2025
78.87	122.83	2011 to 2025
77.97	457.75	2012 to 2041
102.00	52.76	2012 to 2026
80.10	336.40	2012 to 2041
262.00	27.00	2015 to 2044
270.81	69.03	2014 to 2044
99.48	46.80	2014 to 2033
67.31	136.73	2015 to 2044
129.70	25.09	2015 to 2044
121	15.68	2016 to 2035
133.29	32.13	2018 to 2047
117.51	16.27	2018 to 2037
135.58	19.30	2018 to 2047
96.28	16.41	2018 to 2037
119.03	2.62	2018 to 2042
121.00	15.68	2017 to 2046
129.96	32.13	2017 to 2036
161.89	3.20	2019 to 2048
205.19	311.11	2019 to 2043
136.00	56.06	2019 to 2038
183.66	4.94	2020 to 2049
278.46	23.21	2020 to 2044
205.01	0.535	2018 to 2047
212.75	0.701	2018 to 2037
181.14	3.843	2018 to 2037
219.20	6.81	2023 to 2052
168.35	188.51	2023 to 2046
108.28	66.08	2023 to 2042
138.85	61.23	2010 to 2039
134.67	431.17	2010 to 2039
120.86	24.71	2010 to 2024
137.44	23.24	2010 to 2024
128.42	63.89	2010 to 2024
129.14	56.57	2011 to 2040

“Bilateral Contracts” — CEMIG D entered into ‘bilateral contracts’ with various suppliers prior to the enactment of the New Industry Model Law in 2004. Such agreements are valid under their original terms but cannot be renewed. During the year ended December 31, 2018 CEMIG D didn’t enter into new contracts.

Other Businesses

Natural Gas Distribution

Gasmig was established in Minas Gerais, Brazil, in 1986, for the purpose of developing and implementing the distribution of natural gas in the State of Minas Gerais. CEMIG holds 99.57% of the shares of Gasmig and the Municipality of Belo Horizonte owns the remaining shares.

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

Gasmig’s marketing efforts focus on its ability to provide a more economically efficient and environmentally friendly alternative to oil products, like diesel and liquefied petroleum gas (“LPG”), wood, wood products and charcoal. From January to December 2018, Gasmig supplied approximately 3.03 million cubic meters of natural gas per day to 42,301 customers in thirty six cities: 109 large and medium-sized industrial plants, 756 small industrial plants and commercial customers, 53 retail distribution stations supplying compressed natural gas (“CNG”) to vehicles, 2 gas fired power generation plants, 4 co-generation projects, 2 distributors of CNG to industrial customers and vehicular retail stations, and 41,377 homes.

From January to December 2018, Gasmig registered an expense for the acquisition of gas of R$1,238 million compared to an expense of R$ 1,070 million in the period from January to December 2017, an increase of 15.7%. Although the volumes have declined by 16.3%, the expense has increased mainly due to 38.3% increase in the average cost.

Many energy-intensive industries, such as cement, steel, iron-alloys and metallurgical plants, operate at significant volume in Minas Gerais. Gasmig’s principal strategy is expansion of its distribution network to cover the part of demand that has not yet been met. Gasmig dedicates efforts to development of new projects for expansion of its natural gas distribution system, to supply customers in other areas of Minas Gerais, especially those densely industrialized.

From January to December 2018, capital expenditures totaled R$ 50.1 million and 45.6 kilometers were added to our natural gas network. In 2018, Gasmig began to supply the residential market in the city of Juiz de Fora, built the pipeline for supplying a new large industrial plant at the city of Jacutinga and acquired the site in which the operational center is located.

Gas distribution concessions

The concessions for distribution of natural gas are granted by each Brazilian state. In the state of Minas Gerais the tariffs for natural gas are set by the regulator, the State’s Economic Development Secretariat, by market segment. The tariffs are comprised of a portion for the cost of gas and a portion for the distribution of gas. Each quarter the tariffs are adjusted to pass through the cost of gas, and once a year they are adjusted to update the portion allocated to cover the costs relating to the provision of the distribution service – remuneration of invested capital and to cover all the operating, commercial and administrative expenses of the concession holder.

In addition to these adjustments, in April 2015, the Economic Development Secretariat sent to our subsidiary Gasmig an Official Letter, SEDE/GAB/Nº303/2014 stating the timetable set for the first Tariff Review cycle. Due to delays, the methodology of the first Tariff Review cycle was decided in July 2017, and the public consultation on Required Revenue was opened in December 2018; the contributions were sent in February 2019. Ratification of the tariff for this tariff cycle is expected to take place in 2019. These reviews occur every five years, from the end of the first cycle, to evaluate the changes in the costs of Gasmig, and to adjust the tariffs. The concession contract also specifies the possibility of an extraordinary review of tariffs if any event occurs that puts the economic-financial balance of the concession at risk.

On December 14, 2018, the Minas Gerais State Department for Economic, Scientific, Technological and Higher Education Development (‘Sedectes’) or (‘the grantor power’) presented a study, prepared by Fundação Getulio Vargas Business school (“FGV”), related to financial economic rebalancing of the Gasmig concession agreement, also supported by consultation from General Attorney’s Office of the State. The rebalancing that has been requested by the grantor is based on the contractual obligation to build a gas pipeline to serve the Nitrogen Fertilizers Unit (UFN), which should have been built by Petrobras. Due to this reason Gasmig was requested to pay the State of Minas Gerais the amount of which Sedectes estimates at R$852 million. Based on the study, SEDECTES requested a response from Gasmig and began discussion for solution related to imbalance referred to, considering that one of its conditions for extension of the concession contract (from 2023 to 2053, as specified in the second amendment to the contract) was execution of investments for construction of the gas pipeline.

In this context, Gasmig contracted specialized consultants to prepare an independent financial-economic valuation and legal opinion, to establish the fair value of the consideration to be paid to the State, for the purpose of enabling the rebalancing of the concession. We and Gasmig are accompanying the development of these discussions with the grantor power.

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

These consortia were included by CEMIG as assets that are part of the divestment program.

Consulting and Other Services

Efficientia S.A., created as a wholly-owned subsidiary of CEMIG in 2002, implemented its own business model, launching an implementation of projects based on performance contracts, with reflects an innovative approach to the implementation of projects in the Brazilian market. The principal source of revenue for Efficientia has been the implementation of energy efficiency projects through performance contracts. Sixty projects have already been implemented.

In 2017, Efficientia developed consulting projects for four hospitals at Belo Horizonte. The funds to finance these projects were invested by the Energy Eficiency Program of CEMIG D.

•	Hospital da Baleia: Retrofit of the lightining system, using LED technology (savings of 272.9 MWh / year); Investment: R$ 305,092

•	Hospital Evangélico: Retrofit of the lightining system, using LED technology, and implemantation of a solar heat system for baths (savings of 26.9 MWh /year); Investment: R$ 214,302

•	Hospital Mário Penna: implemantation of a solar heat system for baths (savings of 31.84 MWh / year); Investment: R$ 104,984

•	Hospital Risoleta Neves: Retrofit of the lightining system, using LED technology (savings of 357.08 MWh / year); Investment: R$ 340,929

Sale and Trading of Energy

We provide services related to the sale and trading of energy in the Brazilian energy sector, such as evaluation of scenarios, representation of customers in the CCEE, structuring and intermediating of energy purchase and sale transactions, and consultancy and advisory services, besides services related to the purchase and sale of energy in the Free Market through our wholly-owned subsidiary companies CEMIG Trading S.A., ESCEE Empresa de Serviços de Comercialização de Energia Elétrica S.A. (“ESCEE”) and CCEI CEMIG Comercialização de Energia Incentivada S.A. (“CCEI”).

Energy Losses

CEMIG

The total recorded by CEMIG as energy losses has two components: (i) an allocated portion of the losses arising in the National Grid; and (ii) the total of technical and non-technical losses (commercial losses) in the local distribution network of CEMIG D.

The total energy losses recorded by CEMIG in the year of 2018 was 6,881 GWh, a decrease of 3.4% in comparison to 2017. The CCEE apportioned losses in the national grid totaling 500 GWh to CEMIG D. Other energy losses, totaling 6,381 GWh, include technical and non-technical losses in the local distribution system.

Technical losses were approximately 70.27% of the total losses related to CEMIG D for the year ended December 31, 2018. Losses in distribution are inevitable as a result of transport of energy and its transformation into different levels of voltage. We seek to minimize technical losses by rigorous and regular assessments of the operational conditions of the distribution facilities, and investment to expand distribution capacity, for the purpose of maintaining quality and reliable levels, thus reducing technical losses; we also operate the system in accordance with certain specific voltage levels, to reduce the level of losses. Technical losses are not strictly comparable: longer distribution distances (for example, in rural areas), naturally have higher technical loss levels.

Non-technical losses were approximately 29.73% of CEMIG D’s total energy losses in 2018. Such losses are caused by customer fraud, illegal connections to the distribution network, errors in metering and defects in meters. To minimize non-technical losses, preventive actions are taken regularly: customers’ meters and connections are inspected; meter readers are trained; metering systems are modernized; procedures for installation and inspection of meters are standardized; meters with quality control guarantees are installed; and the database of customers is updated.

The non-technical losses of different distribution companies can be partially comparable, taking into account the social complexities in the concession area and the effectiveness of efforts to prevent losses.

Light

For the year ended December 31, 2018, Light’s total losses amounted to 8,827 GWh, or 23.95% of the total load, an increase of 10.3% compared to the year ended December 31, 2017.

The success of the program to combat theft of power supply is measured in practice by the level of reduction of losses, however, it also affects the figures for revenue and the expected provision for doubtful receivables. In 2018, the main pillar of the program’s strategy was its actions of inspection and normalization of customers. In a range of actions in the field, approximately 420 teams visited locations where the rates of losses were highest. The priority focus of the current strategy is on what are referred to as ‘possible areas’ – the areas of Light’s concession where there are minimum conditions of safety for Light to operate. Total losses at Light over 12 months, through December 2018 were 8,827 GWh – representing 23.95% of the system’s total load. In 2018 the program’s target parameter were losses totaling 1,074 GWh – of which 705 GWh were classified as recovery of energy (‘REN’), 268 GWh were classified as inclusion (IEN), and 101 GWh referred to reduction of load. These figures overall represent 16.5% less than in 2017.

As progress is made in disciplining the market, the tendency is for REN volumes to be gradually reduced, and the incremental consumption incorporated into billing (IEN) to increase progressively, since customers will remain normalized and integrated into the base.

In the program to combat power theft, field inspections prioritize customers that are already connected, thus including potential for payment of debt. Also, intensification of inspection of the field services and the quality of inspections, jointly with production of Formal Inspection Reports (TOIs) are expected to contribute to reduction of legal proceedings, and standardization of actions, as per the orientation from the regulator.

Light currently has 898,400 electronic meters installed, which allows to control approximately 64% of billing remotely, through the metering control center. This monitoring is of fundamental importance for disciplining the market and to minimize future recurrences of theft of power.

Quality indicators – DEC and FEC (SAIDI and SAIFI)

At the end of 2018, the indicators that measure the quality of supply by CEMIG D – (i) System Average Interruption Duration Index (“SAIDI”), expressed as a figure per customer, in hours per year; and (ii) System Average Interruption Frequency Index (“SAIFI”), also expressed as a customer-experienced average, were 10.06 and 5.06, respectively. In 2017, the figures with respect to CEMIG D for SAIDI and SAIFI were 10.83 and 5.43, respectively. At the end of 2018, the SAIDI and SAIFI for Light were 7.78 and 4.44, respectively, compared to 9.14 and 5.26 in 2017.

Customers and Billing

Customer base

The CEMIG Group sells energy through the companies CEMIG D, CEMIG GT and other wholly-owned subsidiaries – Horizontes Energia, Sá Carvalho, CEMIG PCH, Rosal Energia, CEMIG Geração Camargos, CEMIG Geração Itutinga, CEMIG Geração Salto Grande, CEMIG Geração Três Marias, CEMIG Geração Leste, CEMIG Geração Oeste and CEMIG Geração Sul.

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

In 2018 we sold a total of 55,555 GWh, or 0.50% more than in 2017, while the total of power we transported for free customers was 8.72% higher, at 19,286 GWh.

Sales of energy to final customers plus our own consumption in 2018 totaled 43,563 GWh, or 2.5% more than in 2017.

Sales to distributors, traders, other generating companies and independent power producers in 2018 totaled 11,991 GWh – or 6.15% less than in 2017.

In December 2018, CEMIG Group invoiced 8,409,535 customers – a growth of 0.74% in the customer base in the year since December 2017. Of these, 8,409,183 are final customers, including CEMIG’s own consumption; and 352 are other agents in the Brazilian energy sector.

Sales to Final Customers

Residential

The residential customer category accounted for 18.5% of CEMIG’s energy sales in 2018, totaling 10,266 GWh – or 2.58% more than in 2017 and average monthly consumption per customer in 2018 was 125.5 kWh/month, or 1.37% more than in 2017 (123.8 kWh/month);

This higher consumption by the residential customer category was the result of the following factors:

a)	Increase of 52,164 customers;

b)	The billing calendar in 2018 had 1.1 more days than in 2017 (365.3 days, compared to 364.2 days in 2017);

c)	The growth of the Brazilian economy in 2018 (GDP was 1.1% higher year-on-year for Brazil and 1.2% higher year-on-year for Minas Gerais).

Industrial

Energy billed to regulated and free industrial customers in the State of Minas Gerais and other states was 31.8% of the total volume of energy traded by us in 2018, at 17,689 GWh, or 0.4% less than in 2017.

This decline is the result of a 0.85% reduction in the captive market, and a 0.33% reduction in the Free Market.

The segment of captive customers was affected by the number of customers being 2.02% lower than in 2017, a reduction of 1,492 customers.

In the free customer segment, the result was due to the lower amount of energy supplied to the Free Customers of CEMIG GT in 2018 than in 2017.

Commercial and Services

Energy sold to regulated and free customers in this category in Minas Gerais and other states was 15.08% of the total volume of energy traded by us in 2018, at 8,380 GWh, 11.63% higher than in 2017. The increase of consumption in this category is associated with the growth of the Brazilian economy in 2018 (GDP was 1.1% higher year-on-year for Brazil and 1.2% higher year-on-year for Minas Gerais). This reflects a reduction of 1.19% in the volume billed to regulated customers of CEMIG D, and an increase of 41.5% in the volume billed by CEMIG GT and its wholly-owned subsidiaries to free customers in Minas Gerais and other Brazilian states.

The reduction of consumption in the captive market is associated with the migration of regulated customers to the Free Market. The increased consumption in the Free Market is associated with an increase of 82 customers billed in 2018.

Rural Customers

Energy consumed by the rural customer category in 2018, at 3,615 GWh, was 0.99% less than in 2017, and was 6.5% of the total traded by us in 2018. Consumption for irrigation was 6.77% lower, and use in agriculture and the raising of livestock was 2.98% higher. There was a higher volume of rainfall in 2018 than in 2017, affecting the total consumption of rural customers.

Other customer categories

Supply to other categories – government, public lighting, public services, and our own consumption – totaled 3,571 GWh in 2018, or 1.04% more than in 2017.

Sales in the Free Market, and ‘Bilateral Contracts’

In 2018, total sales of energy were 9,658 GWh, or 7.27% less than in 2017.In 2017, CEMIG GT sold a higher volume to energy traders. Sales and trading transactions in energy with other agents of the energy sector in the Free Market often results from taking previously-created selling opportunities, which lead to short-term sales contracts.

Sales in the Regulated Market

Sales in the Regulated Market in 2018 totaled 2,333 GWh, or 1.2% less than in 2017 due to reductions in contracts. The table below presents CEMIG Group’s market in more detail, itemizing transactions in 2018 compared to 2017:

Type of Sale	2018				2017				Variation YoY
	Customers		Energy		Customers		Energy		Customers	Energy
	Amount	Participacion	Amount	Participacion	Amount	Participacion	Amount	Participacion	Variation	Variation
	( u n )	(%)	( GWh )	(%)	( u n )	(%)	( GWh )	(%)	(%)	(%)
Traded Energy	8,409,535	100.00	55,555	100.00	8,347,483	100.00	55,277	100.00	0.7	0.5

Sales to final customers	8,408,481	99.99	43,522	78.34	8,346,349	99.99	42,463	76.82	0.7	2.5
Residential	6,817,365	81.07	10,266	18.48	6,765,201	81.04	10,008	18.11	0.8	2.6
Industrial	73,003	0.87	17,689	31.84	74,497	0.89	17,761	32.13	-2.0	-0.4
Captive	72,341	0.86	2,588	4.66	73,833	0.88	2,611	4.72	-2.0	-0.8
Free	662	0.01	15,101	27.18	664	0.01	15,150	27.41	-0.3	-0.3
Comercial	721,149	8.58	8,380	15.08	718,520	8.61	7,508	13.58	0.4	11.6
Captive	720,535	8.57	5,190	9.34	717,988	8.60	5,253	9.50	0.4	-1.2
Free	614	0.01	3,190	5.74	532	0.01	2,255	4.08	15.4	41.5
Rural	712,793	8.48	3,615	6.51	705,541	8.45	3,652	6.61	1.0	-1.0
Captive	712,792	8.48	3,614	6.51	705,541	8.45	3,648	6.61	1.0	-1.0
Free	1	0.00	1	0.00	1	0.00	4	0.48	0.0	-75.0
Other Categories	84,171	1.00	3,571	6.43	82,590	0.99	3,534	6.39	1.9	1.0
Own Consumption	702	0.01	41	0.07	751	0.01	37	0.07	-6.5	10.1
Wholesale sales	352	0.00	11,991	21.58	383	0.00	12,777	23.12	-8.1	-6.2
Contracts in Regulated Market	28	0.00	2,333	4.20	46	0.00	2,362	4.27	-39.1	-1.2
Free and bilateral contracts	324	0.00	9,658	17.38	337	0.00	10,415	18.84	-3.9	-7.3

This table presents the CEMIG’s Group’s sales to the Industrial user category as a whole in 2018, by sector of activity:

Sector of activity	Volume invoiced, (GWh)%
Metallurgy	4,078	23.1
Mining	2,688	15.2
Non metallic minerals	1,868	10.6
Foods	1,805	10.2
Chemicals	1,097	6.2
Machinery and equipment	510	2.9
Automotive	906	5.1
Textile	776	4.4
Plastic Products	934	5.3
Other sectors	3,026	17.1

Total, industrial customers	17,689	100.0

The ten largest industrial customers served by the CEMIG Group, located in Minas Gerais and other states of Brazil, in terms of revenue, are:

Customer	Activity
USIMINAS	Metallurgy and Mining
CSN	Metallurgy
VALLOUREC	Metallurgy
SAINT GOBAIN	Chemicals, Non metallic mining
ARCELORMITTAL	Metallurgy
KINROSS BRASIL	Mining
FIAT	Automotive
ANGLO AMERICAN	Mining
HOLCIM	Non metallic mining
NOVELIS DO BRASIL	Metallurgy

Billing

Billing of customers who have active supply contracts with CEMIG D is regulated, among other instruments, by Normative Resolution 414/2010, published by the National Energy Agency (ANEEL).

According to the Resolution, consumption of energy, and other items charged, are billed monthly, on the basis of the voltage level delivered to the customer unit and the installed load at that unit. ‘Installed load’ means the sum of the nominal potentials of the electrical equipment installed in the customer unit that is in a condition to operate, expressed in kilowatts (kW). ‘Customer unit’ means the group of items comprising installations, facilities, branch connection, electrical equipment, cables and accessories (including the substation, in cases of supply at primary voltage), with receipt of energy at only one point of delivery, and individualized metering corresponding to a single customer located in one single property or in contiguous properties.

CEMIG D’s customers are divided into Low, Medium and High Voltage.

Invoices of High voltage customers, which are connected directly to the transmission network, are payable five working days after reading of the meter. These customers receive the payment document – the energy invoice – by email.

Medium Voltage customers are those that receive supply at a voltage of 2.3 kV or more, which amount to about 13,828 customers, which are billed within two business days after the meter reading. They receive invoices both in printed form and by email, payable five business days from the date of delivery at the customer’s address. Due to modernization and automation of the meter reading of these customer units, by using remote metering, CEMIG D now has approximately 86% of its billing automated. This enables the customer unit to be metered in real time – so that CEMIG D records and updates consumption of energy at regular intervals.

Low Voltage customers are billed in cycles, which vary between 27 and 33 days. The bill is delivered simultaneously with the meter reading. A total of 7.7 million customer units are billed using this technology, which is known as “On Site Billing”. These bills are payable five business days from the date of their delivery (or 10 business days for the establishments of public entities and bodies). The great majority of the amounts billed to this category of customers are for energy actually consumed. Only 0.8% of these customers are billed based on estimated consumption, (i.e., on the arithmetic mean of the amounts recorded for the 12 months prior to the consumption that is not measured).

In addition to the implementation of “On Site Billing”, CEMIG D has invested to increase the number of bills sent by email, which grew by 63.28% in 2018, with approximately 220,000 customers now receiving their billing online. CEMIG intends to intensify campaigns to incentivize customers to choose this way of receiving their monthly bills. The reduction in the volume of printed paper used for billing helps reduce its global cost to the Company and contributes to environmental sustainability for the planet.

In 2018, CEMIG D saved approximately R$4 million with the procedures of simultaneous reading and printing and about R$500 thousand with the electronic invoices sent monthly. Modernization of the billing system and the distribution network has significantly contributed to customers’ satisfaction and the quality of CEMIG’s energy supply. CEMIG intends to continue with improvement in this and related fields.

Seasonality

CEMIG’s sales of energy are affected by seasonality. Historically, consumption by industrial and commercial customers increases in the fourth quarter due to their increase in activity. The seasonality of rural consumption is usually associated with rainfall periods. During the dry season between the months of May and November more energy is used to irrigate crops. The table below presents quarterly figures for energy billed by the CEMIG Group to final users, regulated customers and free customers from 2016 to 2018, in GWh:

Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2018	10,309	11,090	11,014	11,110
2017	10,364	10,712	10,607	10,817
2016	10,580	10,778	10,845	10,942

Competition

Contracts with Free Customers

On December 31, 2018 CEMIG GT had a portfolio of contracts with 1,257 free customers. Of this total, 640 customers were located outside of the State of Minas Gerais, amounting to 45.6 % of the total volume of energy sold by CEMIG GT in 2018.

The strategy adopted by CEMIG in the Free Market is to negotiate and enter into long-term contracts, thus establishing and maintaining a long-term relationship with customers. We seek to differentiate ourselves in the Free Market from our market competitors by the type of relationship we have with our customers and the quality of our services, which have added value for CEMIG GT. This strategy, together with a sales strategy that seeks to minimize exposure to short-term prices and contracts with a minimum demand on a take-or-pay basis, translates into lower risk and greater predictability of our results.

Raw Materials

Fluvial water is the main raw material used by CEMIG for hydroelectrical generation of energy. As of December 31, 2018, 80 of CEMIG’s 88 plants use this source and provide 96.6% of our generation.

The cost of the water may be considered as nil, since water is a natural resource that comes from rivers and rain. In a smaller proportion, the Company also produces energy from wind (also with a nil cost) and in thermoelectric plants, burning fuel oil (the cost varies with the price of oil on the international market).

Environmental Matters

Overview

Our generation, transmission and distribution of energy and our distribution of natural gas are subject to federal and state legislation relating to preservation of the environment. The Brazilian Constitution gives the Federal Government, states and municipalities powers to enact laws designed to protect the environment and issue enabling regulations under these laws. Generally, while the Federal Government has the power to promulgate general environmental regulations, state governments have the power to enact specific and even more stringent environmental regulation and municipalities also have the power to enact laws in their local interest. As of the day of this annual report, we believe that we are in compliance with the relevant environmental laws and regulations in all material aspects.

In accordance with our environmental policy, we have established various programs to prevent and minimize damage, aiming to limit our risks related to environmental issues.

Management of vegetation in the energy system

The Environmental Management Unit of CEMIG D, among other activities, develops methods and procedures for dealing with urban trees that are adjacent to the electric power system. Vegetation management is necessary due to the obligation to ensure the operational security of the system, and from the high number of interruptions in supply of energy caused by trees. In 2018, trees were the cause of 32,967 energy supply outages, in both urban and rural areas, and were the sixth largest cause of unscheduled outages in the Company’s distribution system.

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

Environmental Licensing

The purpose of environmental licensing is to establish conditions, restrictions and environmental control measures that should be complied with by entities and individuals to install, expand and operate entities or activities that use environmental resources or have the potential to cause damage to the environment.

Brazilian law requires that licenses be obtained for several activities, including construction, installation, expansion and operation of any facility that utilizes environmental resources, causes environmental degradation, or pollutes or has the potential to cause environmental degradation or pollution or to harm historical, cultural and archaeological heritage.

Failure to obtain and comply with the requirements of an environmental license to construct, implement, operate, expand or enlarge an entity that causes environmental impact, such as the energy plants operated and in implementation by CEMIG, is subject to administrative sanctions, such as fines, suspension of operations, as well as criminal sanctions, such as fines and imprisonment for individuals and restriction of rights for legal entities.

We have projects licensed at both the federal and state levels.

Environmental Operating Licensing

Federal Law No. 9,605, enacted on February 12, 1998, stipulates penalties for facilities that operate without environmental licenses. In 1998, the Federal Government issued Provisional Act No. 1,710 (currently Provisional Act No. 2,163-41/01), which allows project operators to enter into agreements with the relevant environmental regulators in order to comply with Federal Law No. 9,605/98. Accordingly, we have been negotiating with (i) IBAMA; and (ii) the Regional Environmental Management Units (“Suprams”), which is the environmental authority of the State of Minas Gerais to obtain the environmental operating licenses for all our plants and transmission lines that began operating prior to February 1986.

For the generation facilities located in the State of Minas Gerais, which are subject to the environmental licensing under state level, we have agreed with Supram and IBAMA to bring our facilities into compliance on a gradual basis.

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

In 2018, 19 licenses and authorizations for regularization of projects of CEMIG D were obtained, in the category of Authorizing Documents for Environmental Interventions (Documentos Autorizativos para Intervenção Ambiental, or “DAIAs”). All the above projects have been regularized in the Suprams spread out over the State of Minas Gerais.

Distribution of natural gas by Gasmig through pipelines throughout Minas Gerais is also subject to environmental control. All licenses necessary for the regular operation of Gasmig’s activities have been issued by the environmental authority of the State of Minas Gerais (Secretaria de Estado de Meio Ambiente e Desenvolvimento Sustentável – SEMAD).

Environmental licenses and authorizations issued by relevant municipal, state and federal bodies usually impose conditions relating to environmental impacts inherent to our activities, which must be complied with in order for the environmental licenses to remain valid. They have to be complied with as long as the license is in force. To this end, CEMIG is taking appropriate steps for full compliance, and to provide evidence of compliance to the relevant environmental authorities, in each case to avoid any subsequent administrative or criminal penalties, which can include fines, suspension of operations or revocation of licenses.

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

Permanent Preservation Areas

The vegetation surrounding the reservoir is statutorily classified as Permanent Preservation Area (Área de Preservação Permanente or “APPs”). The length of the APP varies depending on whether the reservoir is located in rural or urban areas. In rural areas, at least 30 meters should be preserved, while in urban areas, at least 15 meters should be preserved. Preservation of APPs is mandatory, being the intervention allowed in specific situations.

Lack of preservation of vegetation in APPs or unauthorized suppression of vegetation in APPs may lead to administrative sanctions, such as fines ranging from R$5,000 to R$50,000 per hectare, limited to R$50 million and criminal liability.

Law 12,651/12 regulates that the APPs of artificial reservoirs should be subject to a specific program created to regulate the use and conservation measures of the area surrounding the reservoir. Such program is called Environmental Plan for Use and Conservation of the Reservoir Surrounding Area (Plano Ambiental de Conservação e Uso do Entorno do Reservatório or “PACUERA”) and should be prepared according to the minimum requirements determined by the competent environmental authority in the environmental licensing proceeding.

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

In June 2007 we created the Fish Alive (“Peixe Vivo”) program as a result of members of senior management believing that it was necessary to take more effective measures to preserve fish populations of the rivers where the company has operations. The program’s main activities are summed up in its mission, which is: “To minimize the impact on fish species, seeking handling solutions and technologies that will integrate energy generation by CEMIG with conservation of native fish species, promoting involvement of the community”. Since its creation, the program has been operating on two fronts – one seeking preservation of fish populations in the State of Minas Gerais, and the other focusing on forming protection strategies to avoid and prevent fish deaths at CEMIG’s hydroelectrical plants. The adoption of scientific criteria for decision-making, establishment of partnerships with other institutions and modification of practices adopted as a result of the information generated are the principles that guide the work of the Peixe Vivo team.

On average, over the period 2007 to 2018 CEMIG spent R$6.0 million per year in activities and research projects in relation to the Peixe Vivo program. We invested a further R$6.6 million in physical barriers to prevent fish from entering the draft tube at Três Marias Hydroelectrical Power Plant.

The Peixe Vivo program runs five scientific projects in partnership with research institutions, involving more than 32 students and researchers.

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

Urban Occupation of Rights of Way and Reservoir Banks

Gas Pipelines — GASMIG’s natural gas distribution networks are underground and run through rural and urban areas. Pipes are usually installed on public roads near pluvial drainage, sanitation, energy and telecommunications, among other utilities. Installation of the networks in the urban subsoil presents risks of damage to the pipelines from third party maintenance workers. However, all of our gas networks are flagged according to national standards and internal procedures. In addition to security signaling, the presence of the GASMIG network in roads, streets and other areas is shown on the Company’s website, where the network map is made available in a complete and up-to-date manner. Gasmig provides free on- site guidance services for third parties excavations through its Dig Safely (“Escave com Segurança”) program. Guidance and support for safe execution of their work can be requested through Gasmig’s 24-hour helpline.

GASMIG also has network inspection plans, in order to verify the security conditions of the system and prevent illegal intrusions, constructions or erosions nearby the pipelines.

In 2018, due to the effectiveness of the preventive actions adopted by GASMIG, there was a very low frequency of damage caused by third parties. Losses were reduced due to low operating pressure of any damaged nets and short response times for the containment of leaks.

Transmission Lines — We have easements for our transmission and distribution networks over land with approximately 26,966 Km in length. A significant portion of such land is occupied by unauthorized construction, including residential constructions. This type of activity causes risks of electric shock and accidents involving local residents, and constitutes an obstacle to the maintenance and operation of our energy system. We are currently seeking solutions for these problems, which will involve either removal of these occupants or improvements that would make it possible to maintain our energy system safely and efficiently.

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

Reservoir Areas — We have implemented safety measures to protect our energy generation facilities against invasions, using observation posts and mobile patrols to control the banks of reservoirs. Electronic security systems to monitor the generation power plant installations are also planned. Any invaders found inside the facilities are detained and taken to police stations, where police complaints are filed. There are signs on the banks of the reservoirs of our hydroelectrical generation facilities, indicating ownership. Periodic inspections by the mobile patrol units operating on the reservoir areas report any invaders of reservoir banks. We frequently have to take legal action to recover possession of invaded areas. Due to the vast area and number of reservoirs, we are continually subject to new trespasses and occupation of the banks of the reservoirs by unauthorized construction. However, we are making our best efforts to prevent these invasions, and prevent any environmental damage to APPs, around the reservoirs. To patrol the reservoir areas, during 2018 we drove approximately 166,622 Km in vehicles, spent 722 hours navigating on reservoirs and waterways and made over 7,853 surveys. We have recently added more inspection posts for monitoring reservoir banks, since São Simão, Volta Grande, Jaguara e Miranda plants ceased to be part of CEMIG’s operations.

The Carbon Market — We believe that Brazil has a significant potential to generate carbon credits from clean energy projects that observe the Clean Development Mechanism, or “CDM”, or the Voluntary Markets. Every year, we seek to quantify our emissions and publish our main initiatives in reducing the emission of carbon dioxide, for example through the Carbon Emission Project.

The CEMIG Group participates in CDM projects registered in the United Nations Framework Convention on Climate Change (UNFCCC), which includes seven SHPs with a capacity of 116 MW and two hydroelectrical power plants with a combined generation capacity of 3,708 MW and a solar power plant with capacity of 3 MW. The process of verification and emission of part of the carbon credits of Cachoeirão SHP and UHEs Baguari and Santo Antônio has been completed, corresponding to approximately 1,402 tons of CO2 emissions avoided through this program.

Management of equipment and waste contaminated with Polychlorinated Biphenyls, or “PCBs” — At CEMIG, most of the large equipment contaminated with PCBs was removed from the electrical system and sent for incineration in 2002. Since then, the remaining mass of PCB identified has been progressively eliminated. Brazilian legislation prohibits the sale of PCBs since 1981, but permits their use in equipment that is still in operation. The Stockholm Convention (EC), which Brazil is a signatory and has been ratified by Decree No. 5472/2005, provides for the withdrawal of operation of equipment contaminated with PCBs until 2025 and its final disposal by 2028.

Two proposals for management of PCBs are at the preparation stage: Draft Law No.1075/2011, and Conama Submission No. 02000.001745/2012-63. Some provisions in the text of both these proposed regulations have demands that go beyond the requirements of the Stockholm Convention and the practices adopted in several developed countries. Thus, depending on what regulations are approved, management of PCBs could have an effect on the concession contract, and a technical and economic effect on CEMIG and all concession holders in the Brazilian power industry, especially the distributors.

CEMIG participates actively in the discussion on these regulations through the Brazilian Energy Distributors’ Association, and the Power Industry Environment Forum.

Operational Technologies – CEMIG

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

Load Dispatch Center

CEMIG’s System Operation Center (Centro de Operação do Sistema, or “COS”), located at our head office in Belo Horizonte, is the nerve center of our operations. With two modern control rooms, it coordinates the operations of our entire energy system, in real time, providing operational integration of the generation and transmission of energy. It also operates the interconnection with other generation, transmission and distribution companies. The supervision and control executed by the COS now extends to more than 50 high and extra high voltage substations, more than 16 major generating power plants, 14 SHPs, one thermal power plant and one wind farm.

Through its activities, the COS permanently guarantees the security, continuity and quality of our supply of energy. The activities of the COS are supported by up-to-date telecommunications, automation and information technology resources, and executed by highly qualified personnel. The COS has a Quality Management System, with ISO 9001:2015 certification.

Distribution Operation Center

Our distribution network is managed by a Distribution Operation Center (Centro de Operações de Distribuição, or “COD”), located in Belo Horizonte. The COD monitors and coordinates our distribution network operations in real time. The COD is responsible for the supervision and control of 405 distribution substations, 322,531 miles of medium voltage distribution lines, and 10,831 miles of sub-transmission lines and 8.37 million customers and operates in 774 municipalities of Minas Gerais.

We provided an average of 14,769 operating services in the field a day in 2018. The COD is certified according to ISO Quality Standard 9001:2000. There are various systems in use to automate and support the COD’s processes including: trouble call, field crew management, distribution substation supervision and control, restoration of power, emergency switching, network disconnection, and inspection. Technologies including a geographic information system and satellite data communication helpline to reduce customer service restoration time and provide better customer service. These are devices, installed along our distribution network, that sense and interrupt fault currents, and automatically restore service after momentary outages, improving operational performance and reducing restoration time and costs.

Geoscience Information System

The Atlantis Project aims at modernizing and unifying CEMIG’s system of geoprocessing of distribution lines and Networks. The new system enables management of resources with a geospatial vision, allows the planning of expansions, records electrical equipment to the analysis of electrical networks, and also assists in compliance with ANEEL’s normative resolutions.

The GIS (Geographic Information System) will enable us to give support to the processes of registry and design, as well as supporting the following corporate processes: network expansion and maintenance, protection of revenues, planning and supplies, property services and management of assets through full integration with the ERP (Enterprise Resource Planning) system, besides supporting the operation. Additionally, it provides support to engineering through integration with the electrical and mechanical calculations system that offers network analysis and suitable network sizing. The Atlantis project began in 2015 and part of the solution was deployed in August 2017. The remaining deployment steps will be concluded in February 2020.

Internal Telecommunications Network

CEMIG’s telecommunications network is composed of high performance microwave links provided by more than 376 communication stations, and an optical system of approximately 1,038 miles of optical fiber providing a mix of telecommunications. Our robust data network also contains communications facilities that share the site with more than 418 substations, 44 generation plants and 172 high and extra high-voltage transmission and distribution lines.

The solutions provided range from corporate telephonic and corporate networks to mission critical telecommunications grid dedicated to monitoring, protection and control of generation plants, substations, transmission and distribution lines, dispatching of field crews to carry out technical and commercial services, lightning and storm prediction and hydro meteorological system to operate reservoirs.

In order to support supervision and control of the medium-voltage mission critical distribution system, a proprietary radio communication system is in place, installed in approximately 700 reclosers and 77 automated switches. Other 8,720 reclosers are monitored and controlled utilizing third part solution, begin 8,570 supported by cellular solution and 150 by satellite media.

Commercial and technical service dispatch are supported by 1,200 vehicle mobile terminals connected by a hybrid satellite and Cellular Solution and 400 handhelds equipped with cellular solution.

Approximately 15,000 energy meters are equipped with cellular solution and dedicated to revenue protection. Additionally, more than 5,000 meters utilizing RF Mesh and PLC solution are installed in low voltage customers and medium voltage transformers at Sete Lagoas region constituting a complete proof-of-concept of Advanced Metering Infrastructure – AMI.

The corporate data network serves more than 230 offices and units within the concession area.

The Telecommunications Network Operation monitors and operates the infrastructure 24 hours x 7 days a week to guarantee continuity and reliability, according to Brazilian regulations and in compliance with ANEEL regulations, National Grid Operator – ONS operational procedures and other specific regulations.

Corporate Data Network

Our corporate data network services 377 units in 275 cities of Minas Gerais linked by an infrastructure which includes microwave links, optical fibers and metal cables, owned either by ourselves or by contracted operators. The architecture is in line with market standards, using state-of-the-art equipment, which is monitored, operated and managed using the latest technological solutions.

The physical and logical network topologies employ security resources such as firewalls, intrusion prevention system (IPS), access control, antivirus and antispam systems, which are continuously updated to protect against unauthorized access, in accordance with ISO 27002. A security information and event management system (SIEM) makes it possible to investigate adverse events, while also providing a historical record base to meet legal requirements.

The Network and Security Operations Center, at the Company’s head office, in Belo Horizonte, monitors, operates and manages the whole network and security infrastructure in real time (24 hours per day x 7 days a week), maintaining confidentiality, integrity and availability of the data throughout the whole network.

IT Governance Program

Our Information Technology Governance Program aims to continually align IT with our business, adding value by applying information technology, appropriate resource management, risk management and compliance with legal, regulatory and Sarbanes-Oxley requirements.

In order to meet the company strategy and objectives, the Company uses the Balanced Scored Card methodology. The strategic objectives are deployed in IT contribution goals. This enable IT alignment with business needs.

The IT processes and services are structured and monitored using a Itil methodology. This monitoring allows to handle deviations and ensures continuous process improvement.

The company has a risk and controls management system based on Cobit 5 to meet the requirements of the Sarbanes Oxley Act. This system is evaluated annually by the internal audit and independent external auditors.

Customer Relationship Channels

We have nine major channels of service to our Minas Gerais customers. Customer service contact, whether of an emergency nature or to deal with, service requests, can be made via: (i) our call center, which can handle up to 294,000 daily calls, and also operates with an efficient electronic service through Interactive Voice Response (“IVR”, or Unidade de Resposta Audível); (ii) in person at branches in the 774 municipalities of our concession; (iii) through our Virtual Branch, on our website, which offers 26 types of service; (iv) via SMS; (v) via the social networks Facebook, Whatsapp and Twitter; (vi) smartphone application “CEMIG Atende” which offers 18 types of service and Telegram Messenger application which offers 5 types of services.

Commercial Management System

We have established and consolidated an efficient customer service system, based on SAP CCS (Customer Care Solution)/ CRM (Customer Relationship Management) platform, fully integrated with the Business Intelligence (BI) database, which supports our customer service processes.

The employees use CCS/CRM to manage and serve approximately 9 million customers who receive high, medium and low voltage energy supply.

Both corporate tools offer security, quality and productivity to our business process and delivery with efficiency in accordance with the regulatory and market requirements.

CEMIG creates a database which brings all the information of customers, with their requirements in order to manage and follow up the services.

Making possible the CEMIG’s team to identify and drive its customers according to their needs and also to manage marketing campaigns.

Providing personalized relationship with customers, improving their satisfaction.

Supply the employees with information and processes in order to better know about the customers, understand their needs and establish effective relationships between the company and the customers.

Maintenance and Repair Systems

The 10,831 miles of high voltage distribution lines in CEMIG D’s network, operating at from 34.5kV to 161kV, are supported by approximately 53,151 structures, mainly made of metal.

The network of CEMIG GT has 3,064 miles of high voltage transmission lines, operating at from 230kV to 500kV, supported by approximately 11,754 structures.

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

CEMIG maintains an ongoing safety awareness program for its employees through annual campaigns. This year, we conducted a training using a E-learning, in which 2500 employees were trained.

Management Tools

The SAP GRC (Software Solutions for Governance, Risk & Compliance) solution controls our processes, with a focus on meeting requirements of internal audit activities. The GRC Process Control module enables to perform continuous controls monitoring using automated workflows to effectively manage compliance activities. Some of the critical IT controls are being automated with this module. The user access management, role management and segregation of duties (SoD) risks review processes have also been improved with Access Control module.

Property, Plant, and Equipment and Intangible Assets

Our main assets are our power generation plants, transmission and distribution infrastructure described on Item 4. Our net book value of total property, plant and equipment and intangible assets, including our investment in certain consortia that operate energy generation projects, including projects under construction, was R$13,439 million on December 31, 2018.

Generation facilities represented 21.26% of this net book value, intangible assets represented 80.19%, of this net book value, (distribution facilities in intangible assets represented 82.49%, and other intangible, including our gas distribution system represented 15.62% and other miscellaneous property and equipment, including transmission and telecommunication facilities, represented 1.89%.

The average annual depreciation rates applied to these facilities were: 3.61% for hydroelectrical generation facilities, 8.42% for administration facilities, and 4.59% for thermoelectric facilities.

Apart from our distribution and generation network, no single one of our assets produced more than 10% of our total revenues in 2018. Our infrastructure is adequate for our present needs and suitable for their intended purposes. We have rights of way for our distribution lines, which are our assets and do not revert to the landowner upon expiration of our concessions.

The Brazilian Power Industry

General

In the Brazilian energy sector, generation, transmission and distribution activities were traditionally conducted by a small number of companies that had always been owned by either the Federal Government or the governments of individual states. Since the 1990s, several state-controlled companies were privatized, in an effort to increase efficiency and competition. The Fernando Henrique Cardoso administration (1995–2002) aimed to privatize the state-controlled part of the energy sector, but the Luis Inácio Lula da Silva administration (2003–2010) ended this process and implemented a “New Industry Model” for the Brazilian energy sector, expressed in Law No. 10,848, enacted on March 15, 2004, referred to as the “New Industry Model Law”.

Significant changes were implemented during Dilma Rousseff’s administration (i.e. from 2011 through 2016), by means of Provisional Act No. 579/12, converted into Law No. 12,783/13, establishing new rules for renewal of concessions, including rebidding for hydroelectric power generation concessions.

Subsequently, under the administration of Michel Temer (2016–2018), other changes were introduced in the sector by Provisional Act 735/16, enacted as Law No. 13,360/16, including a change of the bidding rules for energy generation, transmission and distribution concessions as well as addressing the renegotiation of hydrological risk. Also in 2017, a series of public consultations which discussed proposals for modernization and expansion of the Free Market in electric power supply with the industry (Public Consultation No. 33) began.

The New Industry Model

The primary objective of the New Industry Model was to guarantee security of supply and reasonableness of rates. With the objective of ensuring security of supply, the New Industry Model Law (a) requires distributors to contract their entire energy production, and to be responsible for making realistic projections of demand requirements; and (b) aims to arrange for the construction of new hydroelectric and thermal plants to be decided in ways that best balance security of supply and reasonableness of rates. To achieve reasonable rates, the New Industry Model Law requires that all purchases of energy by distributors to be by auction, based on lowest price criteria, and that contracting be carried out through the Regulated Market. Auctions are categorized into two types: (i) auctions for supply from new plants, aimed at expansion of the system; and (ii) auctions for power generated by existing plants, aiming to meet existing demand.

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

Requirements for expansion of the sector are evaluated by the Federal Government through the MME. Two entities were created to provide structure for the sector: (i) the Energy Research Company (Empresa de Pesquisa Energética or “EPE”), a state-controlled company responsible for planning expansion of generation and transmission; and (ii) CCEE, a private entity responsible for the accounting and settlement of short-term (spot) energy transactions. CCEE is also responsible, through delegation by ANEEL, for organizing and conducting Regulated Market public power auctions, in which the distributors purchase energy.

The New Industry Model eliminated self-dealing, forcing distributors to purchase energy at the lowest available price rather than from related parties. The New Industry Model exempted contracts executed prior to the enactment of the law, in order to provide regulatory stability to transactions carried out before it was enacted.

Several categories of power supply are not subject to the requirement for public auction via the Regulated Market: (1) certain low capacity generation projects located near consumption points (such as certain co-generation plants and SHPs); (2) plants qualified under the PROINFA program; (3) power from Itaipu and, as from January 1, 2013, from Angra I and II; (4) power purchase agreements entered into before the New Industry Model Law; and (5) concessions extended by Law No. 12,783. The rates at which the energy generated by Itaipu is traded are denominated in U.S. dollars and established by ANEEL pursuant to a treaty between Brazil and Paraguay, and there are also compulsory procurement volumes. As a consequence, the price of energy from Itaipu rises or falls according to the U.S. Dollar/real exchange rate. Changes in the price of Itaipu-generated energy are, however, neutralized by the Brazilian Federal Government, which buys all the energy credits from Eletrobrás.

The New Industry Model Law is currently being challenged on constitutional grounds before the Brazilian Federal Supreme Court. The Brazilian Federal Government moved to dismiss the actions, arguing that the constitutional challenges were moot because they relate to a provisional act that had already been converted into law. To date, the Brazilian Supreme Court has not reached a final decision upon the merits of this action and we do not know when such a decision may be reached. Thus, the New Industry Model Law is currently in force. Regardless of the Supreme Court’s final decision, certain portions of the New Industry Model Law related to restrictions on distributors performing activities unrelated to the distribution of energy, including sale of energy by distributors to free customers and the elimination of agreements between related parties, are expected to remain in full force and effect.

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

Potentially free customers are those whose energy demand exceeds 3 MW at a voltage equal to or higher than 69kV or at any voltage level if their supply began after July 1995. Since January 2019, customers whose supply began before 1995 were also able to migrate to the Free Market pursuant to Law No. 13,360/16. In July 2019 the restriction to be a free customer will be reduced to 2,5 MW and in January 2020 to 2 MW (Ministerial Order 514/2018). In addition, customers with contracted demand of 500kW or more may be serviced by suppliers other than their local distribution company if they purchase from certain alternative energy sources, such as SHPs, wind or biomass of a certain size.

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

Reduction of the Level of Contracted Energy

Decree No. 5,163/04, which regulates trading in energy under the New Industry Model Law, allows distribution companies to reduce their CCEARs: (1) to compensate for the exit of potentially free customers from the regulated market, pursuant to a specific declaration delivered to the Mining and Energy Ministry, (2) by up to 4.0% per year of the initial contracted amount due to market deviations from their estimated market projections, at the distribution company’s discretion, starting two years after the initial energy demand was declared; and (3) in the event of increases in the amounts of energy acquired under contracts entered into before March16, 2004 (date of publication of Law No. 10,848/04). This reduction may be made only with CCEARs of existing power plants.

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

In 2016, a New Energy MCSD was created, which allows the transfer of new energy contracts between distributors in order to compensate for surpluses and deficits. If there is more surplus than deficit, the mechanism also allows the generators to offer reduction of the contracts to the distributors in order to compensate this surplus. The reduction is then effected in descending order of price and there is no financial compensation for the reduction. In the end of 2017, ANEEL restricted the reduction’s offer to generators that are not in commercial operation (delayed operation).

In addition to the New Energy MCSD, ANEEL’s Normative Resolution No. 711/16 was also published, which allows bilateral negotiation of contracts between generators and distributors, enabling partial or full reduction of contracted energy under CCEARs. This mechanism provides financial compensation if the reduced contract is priced above the average price of the distributor’s portfolio (PMIX). Such compensation is limited to a 36-month period. If the CCEAR has a price lower than the PMIX, the loss must be reimbursed to the customer. In the end of 2017, ANEEL changed Resolution No. 711/16, thus restricting bilateral negotiations with distributors to generators that are not in commercial operation, ANEEL also reduce the financial compensation to 12-month revenue for permanent reduction.

To compensate the restrictions in the New Energy MCSD and the Normative Resolution No. 711/16 mechanisms, ANEEL through Normative Resolution No. 824/2018 creating a new mechanism (MVE – Mecanismo de Venda de Excendentes) for the distributor to sell their surplus. The MVE will make public auction with annual, semiannual and quarterly products, where the distributors can offer their surplus to free market agents. If the distributor surplus is under the 105% the positive difference between bid price and PLD (on the product period) will be split between distribution company and the customer, else if the difference is negative the distribution company will assume the loss. Above 105% the company assumes all results positives and negatives.

Limitations on Pass-Through

The New Industry Model also limits the pass-through of costs of energy to final customers. The Annual Reference Value corresponds to the weighted average of the energy prices in “A–5” and “A–3” auctions, calculated for all distribution companies, and creates an incentive for distribution companies to contract for their expected energy demands in the A–5 auctions, where prices are expected to be lower than in A–3 auctions. The Annual Reference Value is applied in the first three years of power purchase agreements from new power generation projects. After the fourth year, the energy acquisition costs from these projects will be allowed to be passed through in full. Decree No. 5,163/04 establishes the following limitations on the ability of distribution companies to pass through costs to customers:

◾	No pass-through of costs for energy purchases that exceed 105% of regulatory demand.

◾	Limited pass-through of costs for energy purchases made in an A–3 auction, if the volume of the acquired energy exceeds 2.0% of the demand found in A–5 auctions.

◾

Limited pass-through of energy acquisition costs from new energy generation projects if the volume re-contracted through CCEARs of existing generation facilities is below a “Contracting Limit” defined by Decree No. 5,163.

◾

Energy purchases from existing facilities in the “A-1” auction are limited to 0.5% of distribution companies’ demand, frustrated purchases in previous A–1 auctions, involuntary exposure to regulated customer demand, plus the “replacement”, defined as the amount of energy needed to replace the power from power purchase agreements that expire in the current year (A–1), according to ANEEL Resolution No. 450/2011. If the acquired energy in the A–1 auction exceeds the limit, the pass-through to final customers of costs of the excess portion is limited to 70.0% of the average value of such acquisition costs of energy generated by existing generation facilities. MME will establish the maximum acquisition price for energy generated by existing projects.

◾

Energy purchases in “market adjustment” auctions are limited to 5.0% of a distribution concession holder’s total demand (the previous limit, modified by Decree 8,379/14, was 1.0%, except for 2008 and 2009) and pass-through of costs is limited to Annual Reference Value.

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

Rates

Electric energy rates in Brazil are set by ANEEL, which has the authority to adjust and review rates in accordance with applicable concession contracts and regulations. Each distribution company’s concession contract provides for an annual rate. In general, “Parcel A costs” are fully passed through to customers. “Parcel A costs” are the portion of the rate calculation formula which provides for the recovery of certain costs that are not within the control of the distribution company. “Portion B costs”, which are costs that are under the control of the distributors, are adjusted for inflation in accordance with IPCA index. The average annual rate adjustment includes components such as the inter-year variation of Parcel A costs (“CVA”) and other financial adjustments, which compensate for changes in the company’s costs up or down that could not be previously taken into account in the rate charged in the previous period.

Distribution concessionaires are also entitled to periodic reviews. Our concession agreements establish a five-year period between periodic reviews. These reviews mainly aim: (i) to ensure necessary revenues to cover efficient operating costs, determined by the regulator, and adequate return for investments deemed essential for the services within the scope of each company’s concession; and (ii) to determine the “X factor”, which is calculated based on the average productivity gains from increases in scale, and on labor costs. The X factor is a result of three components: a productivity factor representing those productivity gains (Xpd); the quality factor XQ, which punishes or rewards the distribution company depending on the quality of the service provided, and the factor Xt, which has the objective of reducing or increasing the regulatory operating costs during the five-year period between the rates reviews, to reach the level defined for the previous year of the review cycle.

In 2011, ANEEL concluded the Public Hearing No. 040/2010, in which it dealt with the methodology for the third periodic review. To calculate the rate of return, ANEEL used the methodology of Weighted Average Cost of Capital (“WACC”), which resulted in a rate of 7.50% after tax, compared to the rate of 11.25% applied in the previous cycle. This rate of return was applicable to the investments made by CEMIG D until the next tariff cycle, which was conducted in 2018. After that, the new rate of return calculated by the regulator is 8.09% after tax.

ANEEL also changed the methodology used to calculate the X Factor: from a method based on discounted cash flow to the Total Factor Productivity (“TFP”) method, which consists of defining potential productivity gains for each company based on average productivity gains. It also included the other two components, as mentioned above: XQ and Xt. The components of the X factor, determined in the 2018 review, for the period 2018/2023, were: Xt = -1.33%, On each review an Xpd and XQ is calculated and added to the previous values.

ANEEL has also issued regulations governing access to the distribution and transmission facilities, and establishing TUSD; and the TUST. The rates to be paid by distribution companies, generators and free customers for use of the interconnected power system are reviewed annually. The review of the TUST takes into account the RAP of transmission concessionaires under their concession contracts. For more detailed information on the rate-setting structure, see “—Rates for the Use of the Distribution and Transmission Systems.”

In 2015, ANEEL separated part of the variable energy costs of distributors, which were previously agreed to be applied in 2016, and created an additional fee that would be passed on to customers through their energy bills. This system became known as “tariff flags.” The system provides customers with a system disclosing the real costs of energy generation. The system is a simple one: the colors of flags (green, yellow or red) indicate whether, based on the conditions of energy generation, the cost of energy to customers will increase or decrease. When the system provides a green flag, the hydrological conditions for power generation are favorable and there should be no additional fee included in the customers’ rate. If the conditions are somewhat less favorable, the system will indicate a yellow flag and there will be additional charges proportional to consumption, at a ratio of R$2.50 per 100 kWh (or fractions thereof). If conditions are even less favorable, the system will indicate a red flag and there will be an additional fee imposed on customers proportional to the consumption rate of R$4.50 per 100 kWh (or fractions thereof). Throughout the year 2015 the flag remained red. In 2016, the additional charges corresponding to each flag were adjusted as follows: the yellow flag was set to R$1.50 per 100 kWh, the red flag level 1 was set to R$3.00 per 100 kWh and the red flag level 2 was set to R$ 4.50 per 100 kWh. During 2016, there were red flags in January and February, yellow flags in March and November and green flags in all other months. In 2017, the additional charges corresponding to each flag were adjusted as follows: the yellow flag was set to R$ 2.00 per 100 kWh, the red flag level 1was set to R$ 3.00 per 100 kWh and the red flag level 2 was set to R$ 3.50 per 100 kWh. During 2017, there were red flags 2 in October and November, red flags 1 in April, May, August and December, yellow flags in March, July and September and green flags in all other months. In 2018, the additional charges corresponding to each flag were adjusted as follows: the yellow flag was set to R$ 1.00 per 100 kWh, the red flag level 1 was set to R$ 3.00 per 100 kWh and the red flag level 2 was set to R$ 5.00 per 100 kWh. During 2018, there were red flags 2 from June to October, yellow flags in May and November and green flags in all other months.

Acquisition of land

The concessions granted to CEMIG by the Federal Government assign to the concessionaire the acquisition of the lands in which the plants and substations will be implanted. Energy companies in Brazil have to negotiate with each property owner to obtain the land needed for the implementation of the entity. However, in the event that a concessionaire is unable to obtain the necessary land amicably, such land may be acquired for use by the concessionaire through specific legislation. In cases of acquisition, through legal proceedings, the concessionaires may have to participate in negotiations regarding the value of compensation to owners and the resettlement of communities in legal proceedings. The Company makes every effort to negotiate with the owners and affected communities before taking legal action.

The Brazilian Electric Power System – Operational Overview

Brazil’s power production and transmission is a large-scale hydroelectric and thermal system made up predominantly of hydroelectric power stations, with many separate owners. The Brazilian Interconnected Grid connects companies in the Southern, Southeastern, Center-West, and Northeastern Regions and part of the Northern Region of Brazil. Approximately 2% of the country’s energy production capacity is not connected to the Brazilian Grid, in small isolated systems located mainly in the Amazon region. Brazil’s abundant hydrological resources are managed through storage reservoirs. It is estimated that Brazil has hydroelectric power generation potential of close to 246,313 MW, of which only 44% has been developed or is under construction, according to Eletrobrás studies compiled in December 2017.

Source: Banco de Informações de Geração

By April 2019, Brazil had an installed capacity in the interconnected power system of 164,050 GW, approximately 63.75% of which is hydroelectric, according to the Matriz de Energia Elétrica available at the Banco de Informações de Geração “BIG”, published by ANEEL. This installed capacity includes half of the installed capacity of Itaipu – a total of 14,000MW owned equally by Brazil and Paraguay.

Approximately 31% of Brazil’s installed generating capacity and 49% of Brazil’s high voltage transmission lines are operated by Eletrobrás, a company owned by the Federal Government. Eletrobrás has historically been responsible for implementing energy policy, and conservation and environmental management programs. The remaining high-voltage transmission lines are owned by state-controlled or local electric power companies. Distribution is conducted by approximately 60 state or local utilities, a majority of which have been privatized by the Federal Government or state governments.

Historical Background

The Brazilian Constitution provides that the development, use and sale of energy may be undertaken directly by the Brazilian Federal Government or indirectly through the granting of concessions, permissions or authorizations. Since 1995, the Brazilian Federal Government has taken a number of measures to restructure the power industry. In general, these have aimed to increase the role of private investment and eliminate restrictions on foreign investment, thus increasing overall competition in the power industry.

In particular, the Brazilian Federal Government has taken the following measures:

•

The Brazilian Constitution was amended in 1995 to authorize foreign investment in power generation. Prior to this amendment, all generation concessions were held either by a Brazilian individual, or by an entity controlled by Brazilian individuals, or by the Brazilian Federal Government or a state government.

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

•

eliminated the need for a concession to construct and operate power projects with capacity from 1 MW to 30 MW, or Small Hydroelectrical plants, (SHPs), which was amended on May 28, 2009 by Law No. 11,943 and further by Law No. 13,360/16, raising the limit from 30 MW to 50 MW, regardless of being characterized as an SHP or not.

•	The current regulator, ANEEL, and the Conselho Nacional de Política Energética (National Energy Policy Council, or “CNPE”), were created in 1997.

In 1998, the Federal Government enacted Law No. 9,648 (“Power Industry Law”), to overhaul the basic structure of the energy industry, providing as follows:

•

Establishment of a self-regulated body responsible for operation of the short-term energy market, or Wholesale Energy Market, replacing the prior system of regulated generation prices and supply contracts.

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

On March 15, 2004, the Brazilian Federal Government enacted Law No. 10,848, (or the “New Industry Model Law”), in an effort to further restructure the power industry, with the ultimate goal of providing customers with security of supply combined with fair rates. On July 30, 2004, the Brazilian Federal Government published Decree No. 5,163, governing trading rules under the New Industry Model Law, as well as the granting of authorizations and concessions for energy generation projects. These include rules relating to auction procedures, the form of power purchase agreements and the method of passing costs through to final customers.

On September 12, 2013, the Brazilian Federal Government issued Provisional Measure No. 579, enacted as Law No. 12,783, related to the extension of the concessions granted prior to Law 9074 of July 7, 1995, aiming to decrease the sector’s charges and achieving more reasonable tariffs. This legislation changed the rules applicable to certain concessions, and implemented new bidding process rules for certain utilities, and adjustments to tariffs.

On August 18, 2015, the Brazilian Federal Government published Provisional Act No. 688, which was converted into Law No. 13,203, on December 8, 2015, which created the mechanism of voluntary re-negotiation of hydrological risks affecting the hydroelectric generation companies. In the same law, the government changed the bidding process rules for certain concessions too.

In June 22, 2016, the Brazilian Federal Government issued Provisional Act No. 735, that was converted into Law No. 13,360, enacted on November 17, 2016, which, among other measures, altered Chapter III of Law 12,783, governing competitive bids for energy generation, transmission and distribution concessions.

On July 2017, the MME organized two public consultation proceedings with the purpose of gathering contributions from sectorial agents to improve the national electric energy sector and update its regulatory framework.

On February 9, 2018, the MME submitted for analysis by the Brazilian President a draft bill including several proposed changes to the industry regulation. Among other issues addressed by the MME in the draft of the bill, we highlight:

(a) Divestment of hydro power plants. In case of divestment of hydro power plants, the new concession would be granted by means of payment of compensation to the government and it would not be subject to the quota regime established by Law No. 12,783/2013 (for generation concessions renewed in accordance with Law No.12,783/2013, the energy produced by the power plant must be sold to all distribution companies in Brazil according to a quota system);

(b) Expansion of the free market. The consumption requirement for the characterization of free customers would be reduced. Currently, free customers must have an energy load of 3MW. Between 2020 and 2024, the load criteria qualifying the free customer would vary from 2 MW to 300kW. By 2026, there would not be a minimum energy load required, as long as the free customer is connected to tension equal or higher than 2,3kV;

(c) Incentives for renewable energy. MME’s proposal tends to reduce incentives granted to renewable energies through discount over connection tariffs. Such discount may be subject to certain conditions;

(d) Hydrological risk. The hydrological risk of differences in power production due to a hydrological scenario would exclude: (i) generation in disregard of the merit order which means dispatching energy to the grid in disregard of the ascending price raking for energy generation, (ii) anticipation of delivery of firm energy to the system of relevant power plants, and (iii) restriction to the supply of energy to the grid due to delay in the transmission system; and

(e) Separation between energy consumption and firm energy. A timeline for implementation of the legislative model that separates the charges for firm energy added to the grid and energy consumption.

Furthermore, it is under analysis in Congress the Bill of Law nº 622/2015, which establishes a deadline, defined in 2017, for the application of discounts not lower than 50% in tariffs for use of the transmission and distribution systems (TUST and TUSD) for projects using alternative energy sources such as solar, wind, biomass and qualified cogeneration, as stated in Article 26 and paragraphs of Law 9.427/1996. In its current status, the bill states that such discounts will stay valid for current grants, even if extended, and for future grants up to December 31, 2027. The bill also imposes on the Federal Government the obligation to create a market mechanism to encourage investments in low-carbon energy sources, to be implemented on January 1, 2027. Currently, Bill of Law nº 622/2015 is in the Infrastructural Services Commission, awaiting appointment of a rapporteur.

Rationing and Extraordinary Rate Increases

Rationing of energy; government measures to compensate energy concession holders.

In late 2000 and early 2001, low levels of rainfall, significant growth in demand for energy, and Brazil’s significant dependence on energy generated from hydroelectric sources resulted in an abnormal fall in levels at several of the reservoirs used by Brazil’s largest hydroelectric generation plants. In May 2001, the Brazilian Federal Government announced a group of measures requiring reduction in consumption of energy in response to those conditions (“Brazilian Energy Rationing Plan”). Under this plan, energy distribution and generation companies (such as CEMIG) were compensated for the losses of revenue resulting from the rationing imposed by the Brazilian Federal Government – either due to lower volume of sales, or reduction in energy selling prices, or purchases of energy within CCEE. This compensation was given in the form of the right to charge extraordinary increases in energy rates to customers for a future period, which averaged 74 months, and ended in March 2008.

However, the New Industry Model (its main purpose being to guarantee the supply of energy) created auctions for the Regulated Market, in which it is possible to buy energy from new plants to seek security of supply. Since the New Industry Model was introduced, approximately 109,713 MW of capacity have been placed in these auctions.

Of this amount, a total of 12,319 MW was contracted in “Reserve Auctions” – that is to say, this power capacity is not committed to any contract, or to any minimum supply.

In the rainy season of late 2012 and early 2013, there was much less rainfall than expected in Brazil’s Southeastern region (November to March), and in this situation the thermoelectric plants were activated to generate complementary supply to meet the system’s energy consumption needs. During this period, the principal strategy of ONS was to preserve storage capacity at the reservoirs of hydroelectric plants and to ensure supply of the system’s energy needs over the whole of the year 2013. This resulted in a high level of expenses on thermoelectric generation, and a sustained increase in the spot market price – which is calculated weekly by CCEE and averaged R$121.29/MWh in July 2013.

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

In order to maintain the requisite supply during 2015, the ONS continued to utilize the full capacity of thermoelectric plants, as there was no improvement in hydrology during the rainy season. In order to avoid possible rationing, the Brazilian Federal Government revised the applicable tariffs by removing subsidies and passing the cost of thermoelectric generation directly to customers, resulting in an increase in the cost of energy by 50%. The effect of the increase in energy prices, along with the poor performance of the economy, led to a drop in energy consumption of 1.3% compared to 2014. With lower power consumption, additional thermal utilization and the improvement in the hydrology of the second half of 2015, the Brazilian energy system met the demand and there was no need for rationing. Once again, we ended the year with low levels of water storage in reservoirs.

In the spot market, the spot price closed December 31, 2015, with a yearly average of R$287.20/MWh. The price cap for 2015 was R$388.48/MWh.

With the drop in energy consumption and increased rainfall close to the historical average in the rainy season, pressure on the operation of the system was relieved in 2016, which enabled the gradual shutdown of the thermal plants that were operating due to energy security. However, the northern and northeastern regions continued to have shortages and recorded historically low rainfall. As a result, some thermal plants in those regions remained in operation. In 2016, the average spot price was R$ 93.98 / MWh with a ceiling of R$ 422.56 / MWh. In 2017, the average spot price was R$ 324.17/MWh with a ceiling of R$ 533.82/MWh, and in 2018, it amounted to R$ 288.57 / MWh with a ceiling of R$ 505.18/MWh

Conflicts of interest between CEMIG and other users of water.

The operation of reservoirs for generation of energy by CEMIG requires it to assess the multiple uses of water by other users of the relevant river basin, and this in turn requires it to consider the applicability of a number of factors, including environmental factors, irrigation, waterways and bridges. In periods of severe drought, such as the one beginning in 2013, CEMIG was actively involved in monitoring and forecasting the levels of reservoirs and in maintaining a dialogue with public authorities, civil society and users. While CEMIG engages other essential users and takes into account societal interests with respect to its water use, competing interests with respect to the use of water could, subject to certain minimum limits established by law, affect the use of water in our operations, which in turn could affect our operating results or financial condition. Potential conflicts between CEMIG and other users are monitored through CEMIG’s active participation in River Basin Committees, and also in the related Technical Boards and Working Groups, where users of water, organized civil society and public authorities are represented. CEMIG participates in 5 River Basin Committees of rivers under federal control, and 20 River Basin Committees of rivers under local State control. CEMIG also monitors news published in various media outlets, receives comments and complaints during the periods of floods or drought, and acts to resolve any conflicts with communities living in the river basins where it has hydroelectric plants.

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

Concessions

We conduct the majority of our activities in generation, transmission and distribution of energy through concession contracts executed with the Brazilian Federal Government. The Brazilian Constitution requires that all concessions for public services must be subject to competitive tenders. In 1995, in an effort to implement these provisions of the Constitution, the Federal Government instituted certain laws and regulations, referred to collectively as the Concessions Law, which governs the procedures for competitive tenders in the energy sector.

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

On September 11, 2012, the Federal Government issued Provisional Act No. 579 of 2012 (“PA 579”), which was converted into No. 12,783 of January 11, 2013, governing the extension of concessions granted before Law No. 9,074/95. Under PA 579, concessions granted before Law No. 9,074/95 could be extended for a single time, for a period of up to 30 years.

On December 4, 2012, CEMIG signed the second amendment to transmission contract No. 006/97, which extended the concessions under such contract for 30 years, in accordance with PA 579, beginning on January 1, 2013. This resulted in an adjustment to the RAP from these concessions, which will reduce the revenue which we will receive arising from those concessions. The Brazilian Federal Government has compensated us for the reduction of the RAP in part, but we have not yet been compensated for the assets in operation before 2000. In accordance with Law No. 12,783, we are required to be compensated for the reduction of the RAP of the assets in operation before 2000, over a period of 30 years, the amounts being adjusted by the IPCA inflation index. This compensation was addressed by Mining and Energy Ministry Order No. 120/16, which determined that recognition of the amounts owed would take place as from the tariff adjustment process of 2017.

Also on December 4, 2012, CEMIG elected not to accept the extension of the generation concessions that expired in the years 2013 to 2017, namely Três Marias, Salto Grande, Itutinga, Volta Grande, Camargos, Peti, Piau, Gafanhoto, Tronqueiras, Joasal, Martins, Cajuru, Paciência, Marmelos, Dona Rita, Sumidouro, Poquim and Anil. In relation to the power plants that had their first extension of the related concessions after the issuance of PA 579, namely Jaguara, São Simão and Miranda, CEMIG believes that Generation Concession Contract No. 007/97 enables CEMIG to extend these concessions for an additional 20 years, until 2033, 2035 and 2036, respectively, without restrictions.

Based on this understanding, CEMIG GT applied for a writ of mandamus against an act of the Mining and Energy Minister with the objective of ensuring its right to extend the concession of the Jaguara hydroelectric plant, pursuant to the terms of Clause 4 of Concession Contract No. 007/97. The Company was granted an interim injunction on September 3, 2013 that entitled it to continue commercial operation of the Jaguara plant until a judgment was issued by the courts on the writ of mandamus. Judgment was issued on this action, denying CEMIG GT’s writ of mandamus application. Before the result of this decision was published, CEMIG GT petitioned to the STF seeking another provisional decision and asking for an interim injunction permitting it to continue operating and managing the plant. The interim injunction was granted on December 21, 2015. With the publication of the result of the writ of mandamus, CEMIG GT filed an ordinary appeal to the STF on March 1, 2016. On March 21, 2017, the interim injunction granted in the case of the provisional decision cited above was revoked by the Reporting Justice.

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

In addition to the litigation relating to the Jaguara plant, CEMIG GT has also applied for a writ of mandamus at the STJ with respect to the São Simão plant against an act of the Mining and Energy Minister, in order to ensure its right to extend the concession of this plant. The interim injunction originally obtained by the Company on December 19, 2014, to remain in control of commercial operation of the São Simão plant until the judgment on the writ of mandamus, was reviewed, and overturned, by the Reporting Judge on June 30, 2015. While this proceeding is ongoing, CEMIG GT is still in control of the plant, and since September 2015 the power generated by the São Simão plant has been allocated to the Regulated Market and has been paid for under the ‘quota’ regime, whereby CEMIG GT is entitled to receive an amount equal to the costs of operating and maintaining the plant and is subject to adjustments related to the performance of the plant, instead of being able to sell the energy in the Free Market. Even so the Reporting Justice of the case at STJ, in view of the granting of the interim decision by the Federal Supreme Court suspending the action in relation to the Jaguara Plant, served notice on CEMIG GT to state its position on the suspension of the case in relation to the São Simão hydroelectric plant. CEMIG GT stated its interest in the suspension, but requested granting of the interim decision with the same outcome that was employed in the case of the Jaguara plant, namely keeping CEMIG GT as holder of the concession of the São Simão plant, on the same conditions as the Jaguara plant, that is to say observing the original terms of Concession Contract No. 007/97, prior to Law No. 12,783/13. The injunction was granted by the Reporting Justice to allow CEMIG GT to retain ownership of the São Simão concession, under the initial bases of Concession Contract No. 007/97, until the conclusion of the judgment. On March 28, 2017, that interim injunction was revoked. On December 13, 2017, the First Section of the Higher Appeal Court (STJ) ruled to reject CEMIG’s applications. The Company is currently assessing lines of appeal. The chance of loss in this action has been classed as ‘probable’, due to the judgment given against the Company in Ordinary Appeal 34.203/STF, which was filed in the case of the mandamus on the Jaguara hydroelectrical plant (see above) – since both proceedings have the same issues and facts to be considered, and in the last analysis will be heard and judged by the same court body.

CEMIG GT filed a renewed application for mandamus, requesting interim relief, against an act of the Mining and Energy Minister that was illegal and violated the plaintiff’s right to obtain an extension of the period of concession of the Miranda Hydroelectric Plant based on Clause 4 of Concession Contract No. 007/97. CEMIG GT was granted an interim injunction to continue in commercial operation of the Miranda hydroelectric plant until a final judgment is reached on this application for mandamus. In response to a motion for revision of judgment brought by the Brazilian Federal Government against the Internal Appeal, the Reporting Justice revoked this interim decision on March 29, 2017. There is presently no judgment on the merit of this action. The chance of loss in this action was classified as probable due to the judgment given against the Company in Ordinary Appeal 34.203/STF, which was filed in the case of the mandamus proceedings relating to the Jaguara hydroelectrical plant (see above) – since both proceedings have the same issues and facts to be considered, and in the last analysis will be heard and judged by the same court body.

In addition to the Mandamus mentioned above, on February 21, 2017, CEMIG GT made a renewed request to MME, reiterating its administrative application for extension, for 20 (twenty) years, of the concessions of the Jaguara, São Simão and Miranda hydroelectric plants in the terms specified by Clause 4 of Concession Contract No. 007/97. In this new request, which restates the Company’s interests in these plants, CEMIG GT also made a subsidiary request, for the concession of these hydroelectric plants to be transferred/granted to one of its subsidiaries, for the purposes specified by Paragraph 1-C of Article 8 of Law 12,783/13 (included in that law by Law No. 13360 of November 17, 2006), which enables the Brazilian Federal Government to grant a power generation concession for 30 years when associated with transfer of control of a legal entity providing this service which is under direct or indirect control of a State, the Federal District or a municipality. The presentation of the subsidiary request does not result in any waiver by CEMIG GT of its right to guaranteed extension of the concessions as specified in Clause 4 of Concession Contract 007/97, which is the subject of the legal actions that it currently has in progress against the Brazilian Federal Government. On September 27, 2017 the Brazilian Federal Government auctioned the concessions for the São Simão, Jaguara, Miranda and Volta Grande hydroelectrical plants, the concessions for which had been previously held by CEMIG GT. These plants have aggregate generation capacity of 2,922 MW, and the price of the sale was R$ 12.13 billion. In each case the winning bidder of the concessions was a third party not related to CEMIG GT. CEMIG GT worked intensely to maintain the concessions of the São Simão, Jaguara and Miranda plants and despite of the result of the auction, CEMIG GT will continue to fight for its rights to be recognized by the courts. As well as the legal actions in progress in the Federal Supreme Court (STF) and in the Higher Appeal Court (STJ), proceedings were brought in the administrative and the judicial sphere related to the indemnity to which CEMIG GT is entitled.

The amounts payable of the indemnities corresponding to the portions of investments linked to revertible goods not amortized or depreciated, recognized by MME in Ministerial Order 291/2017, were impugned in the administrative sphere (still awaiting decision – a hierarchy appeal), and, in the judiciary, CEMIG GT applied for a Prior Provisional Decision, on November 27, 2016, with the objective of obtaining an order for the Federal Government to exhibit the documentation that supported its calculation of the indemnity for reversion of the assets of the Jaguara, Miranda, São Simão and Volta Grande hydroelectrical plants, and also immediately deposit the non-contested portion of the indemnity, which had been set at R$ 1.027 million. In this case, the application for interim decision was refused and CEMIG GT filed an Interlocutory Appeal (currently pending judgment). Additionally, on January 17, 2018, CEMIG amended the writ: (i) to reiterate the need for exhibition of documents; (ii) applying for declaration of nullity of Article 1, §1 and 2, and Article 2, of Mining and Energy Ministry Order 291/2017, and consequent payment of indemnity to include all the investments made by CEMIG GT in the concessions referred to; and (iii) requesting immediate payment of the non-contested amount. In the years 2014 and 2015, Brazil experienced a severe drought culminating in further alterations to the regulatory framework, established by Provisional Act No. 688/15 and later converted into Law No. 13,203/15. This law, among other measures, significantly altered Law No. 12,783/13, creating a mechanism of voluntary renegotiation of hydrological risks, since they affect the hydroelectric generation companies, and changing the rules for bidding for certain hydroelectric generation concessions. Subsequently, in 2016, other changes were introduced to the sector by Provisional Act No. 735/16, enacted as Law No. 13,360/16 which, among other measures, changed Chapter III of Law No. 12,783/13, which relates to bidding for energy generation, transmission and distribution concessions.

Following publication of the tender documents for Generation Auction No. 12/15 on October 7, 2015, which included the new regulatory provisions for renewal of concessions of existing plants stipulated by Law No. 13,203/15, CEMIG’s Board of Directors authorized our participation in Generation Auction No. 12/2015, and CEMIG GT was successful at this auction, held at the B3 on November 25, 2015. CEMIG won concessions for Lot ’D’ – which comprises the concessions for 18 hydroelectric plants: Três Marias, Salto Grande, Itutinga, Camargos, Cajuru, Gafanhoto, Martins, Marmelos, Joasal, Paciência, Piau, Coronel Domiciano, Tronqueiras, Peti, Dona Rita, Sinceridade, Neblina and Ervália. The total installed capacity of these plants is 699.5 MW, and their guaranteed basic offtake is 420.2 MW average.

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

Ministry of Mines and Energy – MME

The MME is the Brazilian Federal Government’s primary regulator of the power industry. Following the adoption of the New Industry Model Law, the Brazilian Federal Government, acting primarily through the MME, undertook certain duties that were previously under the responsibility of ANEEL, including the drafting of guidelines governing the granting of concessions and the issuance of directives governing the bidding process for concessions related to public services and public assets.

National Electric Energy Agency – ANEEL

The Brazilian power industry is regulated by ANEEL, an independent federal regulatory agency. After enactment of the New Industry Model Law, ANEEL’s primary responsibility is to regulate and supervise the power industry in line with the policy issued by MME and to respond to matters which are delegated to it by the Brazilian Federal Government.

National System Operator – ONS

The ONS was created in 1998 as a non-profit private entity comprising free customers, energy utilities engaged in the generation, transmission and distribution of energy, and other private participants such as importers and exporters. The New Industry Model Law granted the Brazilian Federal Government the power to appoint three directors of the ONS, including the Director-general. The primary role of the ONS is to coordinate and control the generation and transmission operations in the interconnected power system, subject to ANEEL’s regulation and supervision.

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

In 2002, the PROINFA Program was established by the Brazilian Federal Government to create certain incentives for development of alternative sources of energy, such as wind energy projects, SHPs and biomass projects. It was established in accordance with Law No. 10,438, dated April 26, 2002, to create incentives for the development of alternative electric energy sources, including wind energy projects, small hydro power plants and biomass projects. In accordance with PROINFA, Eletrobrás purchases the energy generated by such alternative sources for a period of 20 years, which is subsidized by all final customers connected to the Brazilian Interconnected Grid—SIN, both in the free and regulated market, with the exception of low-income customers. PROINFA aims to include renewable energy in the national energy matrix. In its first phase, which started in 2004, 2,527 MW of renewable energy (1,100 MW of wind energy, 327 MW from biomass and 1,100 MW from PCHs) became part of the national energy matrix. By 2020, generated power under the PROINFA is likely to represent at least 15% of the annual growth, according to MME.

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

The Brazilian Federal Government has imposed a fee on IPPs reliant on hydrological resources, except for SHPs and generators under the public services regime, similar to the fee levied on public-industry companies in connection with the RGR. IPPs are required to make contributions to the Public Use Fund (Fundo de Uso de Bem Público, or “UBP”), according to the rules of the corresponding public bidding process for the granting of concessions. Until December 31, 2002 Eletrobrás received the UBP payments. Since then they have been paid directly to the Brazilian Federal Government.

Since January 2013, the Global Reversion Fund has not been charged to: (i) any distribution companies; (ii) any transmission or generation utilities whose concessions have been extended under Law No. 12,783; or (iii) any transmission utilities that started their bidding procedure on or after September 12, 2012.

Fuel Consumption Account – CCC

The Fuel Consumption Account (Conta de Consumo de Combustível, or “CCC”), was created in 1973 to generate financial reserves to cover the high costs associated with the use of thermoelectric energy plants, especially in the Northern Region of Brazil, due to the higher operating costs of thermoelectric plants compared to hydroelectric plants. All energy companies were required to contribute annually to the CCC. Annual contributions were calculated on the basis of estimates of the cost of fuel needed by the thermoelectric energy plants in the following year. The CCC was then used to reimburse generators operating thermoelectric plants for a substantial portion of their fuel costs. Starting in 2013, CCC’s expenditures are included in the annual budget of the CDE. The CCC was managed by Eletrobrás and, as of May 2017, it has been managed by CCEE pursuant to Law No. 13,360/2016.

Charge for the Use of Water Resources

With the exception of Small Hydroelectric Plants, all hydroelectric utilities in Brazil must pay fees to Brazilian states and municipalities for the use of hydrological resources. The amounts are based on the amount of energy generated by each utility and are paid to the states and municipalities where the plant or the plant’s reservoir is located.

Energy Development Account – CDE

In 2002, the Brazilian Federal Government created the CDE to be in effect for 25 years, funded by: (i) annual payments made by concessionaires for the use of public assets; (ii) penalties and fines imposed by ANEEL; and, (iii) since 2003, the annual fees to be paid by agents offering energy to final customers, by means of a charge to be added to the rates for the use of the transmission and distribution system. The amounts are adjusted annually. The CDE was created to support: (1) development of energy production throughout the country; (2) production of energy from alternative sources; and (3) universalization of energy services throughout Brazil. With the enactment of Law No. 12,783/2013, these fees were used to contribute to reduction of energy rates. The CDE is managed by CCEE.

Under the New Industry Model Law, failure to pay the contribution to the RGR, the PROINFA Program, the CDE or any payments for purchases of energy in the regulated market prevents the defaulting party from receiving a rate readjustment (except for an extraordinary review), or receiving resources arising from the RGR or CDE.

ANEEL Inspection Charge (“TFSEE”)

The Energy Services Inspection Charge, is an annual tax charged by ANEEL for its administrative and operating costs. It is calculated according to the Tariff Regulation Procedure (Procedimento de Regulação Tarifária, or “Proret”) – (Subsection 5.5: Energy Services Inspection Charge) based on the type of service provided (including independent production), and is proportional to the size of the concession, permission or authorization. It is limited to 0.4% of the annual economic benefit, considering the installed capacity, earned by the concessionaire, permit holder or authorized party and must be paid directly to ANEEL in 12 monthly installments.

The Regulated Market Account

Contracts held by distribution companies for a total supply of approximately 8,600 MW expired in December 2012. These contracts had been executed in the first auctions of energy from existing supply sources in 2005, and the energy should have been re-contracted in a further auction, but the Brazilian Federal Government did not hold the auction in 2012, because it expected that, with the renewal of the concession contracts this supply would come from Assured Energy Quota Contracts. However, the energy supply that was renewed was lower than expected and the distribution companies were under-contracted by 2,000 MW in 2014 and by 2,500 MW in 2015. By 2016, the decrease of consumption of energy resulted in a balance between the power purchase agreements and the demand from distribution companies. The Regulated Market Account was established in 2014 to cover the exposure that distribution companies could have as a result of under-contracted amounts. By 2015, the lower consumption of energy eliminated the under-contracted shortfall and resulted in a more regular contracting level. Thus, the Regulated Market Account was not needed to cover the exposure of distribution companies during 2015.

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

To deal with this, the government created the Regulated Market Account, by Decree No. 8,221/14 enacted on January 1, 2014, regulated by ANEEL Resolution No. 612/04, which created an account to be managed by the CCEE, aiming to cover part or all of the costs resulting from the involuntary exposure to the spot market and of the dispatching of the thermal plants related to the availability contracts in the regulated market. To cover these costs, CCEE obtained a financing from a group of private and public institutions. These funds were then passed to the distribution companies, as determined by Decree No. 8,221/14 and ANEEL Resolution No. 612/2014. In 2014 and 2015, R$21 billion was raised by this account and passed through to the distribution companies.

The ANEEL Resolution No. 1,863/15 defined the charges to be applied on the energy customers and the Resolution No. 2004/2015 later updated those charges. These loans were charged by means of the payment through CDE, and were inserted in the energy rates after the Annual Tariff Adjustment of each distribution company proportionally to their captive markets. Initially CEMIG D had 59 months to pay the loan, and in December 2015, that period was updated to 47 months.

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

In the Free Market, the system did not have the same acceptance levels that were present in the regulated market, since the value of the risk premium was too high and, in order to hedge their GSF exposure, the generation companies would have to acquire reserve energy contracts. For these reasons, and considering that there are other alternatives available in the free market to mitigate the hydrological risks, the voluntary negotiation was deemed inefficient by generation companies.

Consequently, acceptance of the mechanism by the regulated market was, approximately 90%. However, it was not accepted by the free market.

In 2018, the average GSF stood at 0.84, still impacted by a hydrological condition below the historical average and lower reservoir levels. The chart below presents the average price and GSF for the periods shown:

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

Law 9,427/96 defines the application of discounts not lower than 50% in tariffs for use of the distribution and transmission systems (TUSD and TUST) for projects using alternative energy sources such as solar, wind, biomass and qualified cogeneration, as stated in his Article 26 and paragraphs.

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

As mentioned above, this tariff may suffer changes regarding the application of discounts for generators using the low-carbon energy sources defined in Article 26 and paragraphs of Law 9,427/1996.

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

In general, Parcel A costs are fully passed through to customers. Portion B costs, however, are adjusted for inflation in accordance with the IGP–M inflation index adjusted by the X Factor. Energy distribution companies, according to their concession contracts, are also entitled to periodic reviews. These reviews mainly aim: (i) to ensure necessary revenues to cover efficient Portion B operating costs and adequate compensation for investments deemed essential for the services within the scope of each company’s concession; and (2) to determine the X factor.

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

You should read the information contained in this section together with our consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016, contained elsewhere in this annual report. The following discussion is based on our consolidated financial statements, which have been prepared in accordance with IFRS and presented in millions of reais.

Basis of Measurement

a)	Statement of compliance

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Company’s management confirms that all relevant and material information in the financial statements is being disclosed, which is used by management in its administration of the Company.

On May 15, 2019, the Company’s Fiscal Council authorized the issuance of the consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016.

b)	Basis of measurement

The consolidated financial statements were prepared on a historical cost basis, except in the case of certain financial instruments which are measured at fair value, as detailed in Note 32 to the Financial Statements.

Functional currency and presentation currency

The consolidated financial statements are presented in Reais, which is the functional currency of the Company and its subsidiaries, joint ventures and affiliates, and all amounts are rounded to the nearest million, except when otherwise indicated.

Transactions in foreign currency were converted to Reais at the exchange rate as of the transaction date. Balances of monetary assets and liabilities denominated in foreign currency are translated to Reais at the exchange rates at the reporting date. Foreign exchange gains and losses resulting from the settlement or translation of assets and liabilities denominated in foreign currency are recorded in finance income and costs in the consolidated statement of income.

c)	Use of estimates and judgments

Preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Uncertainties about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Estimates and assumptions are periodically reviewed, using as a reference both historical experience and any significant change in scenarios that could affect the Company’s financial position or results of operations. Revisions in relation to accounting estimates are recognized in the period in which the estimates are reviewed, and in any future periods affected.

The principal estimates and judgments that have a signficiant effect on the amounts recognized in the financial statements are as follows:

•	Adjustments for loss on doubtful accounts – Note 8 to the Financial Statements;

•	Deferred income and social contribution taxes – Note 10 to the Financial Statements.

•	Financial assets and liabilities of the concession – Note 15 to the Financial Statements.

•	Concession contract assets – Note 16 to the Financial Statements.

•	Investments – Note 17 to the Financial Statements.

•	Property, plant and equipment (“PP&E”) and useful life of assets – Note 18 to the Financial Statements.

•	Intangible assets and useful life of assets – Note 19 to the Financial Statements.

•	Employee post-employment obligations –Note 24 to the Financial Statements.

•	Provisions – Note 25 to the Financial Statements.

•	Unbilled revenue – Note 28 to the Financial Statements.

•	Financial instruments measurement and fair value measurement – Note 32 to the Financial Statements.

The settlement of the transactions involving those estimates may result in amounts that are significantly different from those recorded in the financial statements due to the uncertainty inherent to the estimation process. The Company reviews its significant estimates at least annually.

New accounting standards and interpretations

a)	New accounting standards, interpretation or revisions of accounting standards, applied for the first time in 2018

The Company has applied, for the first time, new accounting standards that became effective for annual periods beginning January 1, 2018 or later, as described below:

IFRS 9 – Financial Instruments

IFRS 9, Financial Instruments, replaces IAS 39, Financial Instruments: Recognition and Measurement, for annual periods beginning on or after 1 January 2018, bringing together all three aspects of the accounting for financial instruments: classification and measurement; impairment; and hedge accounting.

IFRS 9 establishes that all financial assets recognized that are within the scope of IAS 39 should subsequently be measured at amortized cost, fair value through profit or loss and fair value through OCI, reflecting the business model in which the assets are managed, and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest on the principal amount outstanding.

The standard eliminated the categories under IAS 39 and, thus, the Company reclassified those categories to comply with the new standard, as follows:

Classification

	IAS 39	IFRS 9
Financial assets
Cash and cash equivalents – Investments (1)	Loans and receivables	Fair value – profit or loss
Marketable securities – Cash investments (2)	Held to maturity	Amortized cost
Marketable securities – Cash investments (2)	Held for trading	Fair value – profit or loss
Customers and Traders; Concession holders (transmission service)	Loans and receivables	Amortized cost
Restricted cash	Loans and receivables	Amortized cost
Advances to suppliers	Loans and receivables	Amortized cost
Accounts receivable from the State of Minas Gerais	Loans and receivables	Amortized cost
Receivable from related parties	Loans and receivables	Amortized cost
Concession financial assets – CVA (Portion ‘A’ Costs Variation Compensation) Account, and Other financial components, in tariff adjustments	Loans and receivables	Amortized cost
Reimbursement of tariff subsidy payments	Loans and receivables	Amortized cost
Low-income subsidy	Loans and receivables	Amortized cost
Escrow deposits	Loans and receivables	Amortized cost
Derivative financial instruments (swaps)	Fair value –profit or loss	Fair value – profit or loss
Concession financial assets – Distribution infrastructure	Held for trading	Fair value – profit or loss
Indemnities receivable – Transmission	Loans and receivables	Amortized cost
Generation indemnity receivable	Loans and receivables	Fair value – profit or loss
Concession grant fee – Generation concessions	Loans and receivables	Amortized cost
Other credits	Loans and receivables	Amortized cost
Financial liabilities
Loans, financing and debentures	Amortized cost	Amortized cost
Debt agreed with pension fund (Forluz)	Amortized cost	Amortized cost
Concession financial liabilities – CVA (Portion ‘A’ Costs Variation Compensation) Account, and Other financial components, in tariff adjustments	Amortized cost	Amortized cost
Onerous concessions	Amortized cost	Amortized cost
Tax Amnesty Program (PRCT)	Amortized cost	Amortized cost
Suppliers	Amortized cost	Amortized cost
Advances from customers	Amortized cost	Amortized cost
Derivative financial instruments (swaps)	Fair value – profit or loss	Fair value – profit or loss
Derivative financial instruments – Put options	Fair value – profit or loss	Fair value – profit or loss

(1)	They are recognized at their nominal amounts, which are similar to fair value.
(2)	The Company holds ‘marketable securities’ with different classifications under a IFRS 9.

Impairment of financial assets

The adoption of IFRS 9 has fundamentally changed the Company’s accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking expected credit loss (ECL) approach. This approach requires a significant degree of judgment on how the changes in economic factors affect expected losses in realization of credits, to be determined based on weighted probabilities. This model applies to financial assets measured at amortized cost, debt securities measured at fair value through other comprehensive income (FVOCI), with the exception of investments in equity instruments (shares) and concession contract assets.

Under IFRS 9, provisions for expected losses are to be measured on one of the following bases: (i) 12-month expected credit losses, that is to say, losses of credit that result from possible default events within 12 months after the base date; and (ii) ‘full lifetime expected credit losses, i.e. credit losses expected to result from all of the possible default events over the expected life of a financial instrument, if the credit risk has increased significantly since its initial recognition. As required by IFRS 9, the Company used the simplified approach in calculating ECL for trade receivables and contract assets that did not contain a significant financing component. The Company applied the practical expedient to calculate ECL using a provision matrix.

The Company adopted the new standard using the retrospective modified method, with the effects accounted on retained earnings as of January 1, 2018. As a result, the Company will not apply the requirements of this new standard to the comparative years presented.

The impacts arising from the initial adoption of IFRS 9 on January 1, 2018 have been recognised directly to Equity, without impact on the Statement of Income, as follows:

Jan. 01, 2018
IFRS 9
Customers and traders; power transmission (a)	(150)
Adjustment arising from Light (b)	(83)
Deferred income and social contribution taxes (a)	51

(182)

(a)	Expected losses on doubtful receivables from customers of distribution segment and deferred tax effects.
(b)	Refers to the effects of first time adoption of IFRS 9 by Light recognized directly to Equity as of January 1, 2018 based on modified retrospective method.

IFRS 15 – Revenue from contracts with customers

IFRS 15, supersedes IAS 11, Construction Contracts, IAS 18, Revenue, and related interpretations and it applies, with limited exceptions, to all revenue arising from contracts with its customers. IFRS 15 establishes a five-step model to account for revenue arising from contracts with customers and requires that revenue be recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

IFRS 15 requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. Additionally, IFRS 15 establishes requirements for more detailed presentation and disclosure than the rules until then in effect.

The Company performed an assessment of the five steps for recognition and measurement of revenue, as required by IFRS 15:

1.	Identify the contracts signed with its customers;

2.	Identify the performance obligations in each type of contract;

3.	Determine the price of each type of transaction;

4.	Allocate the price to the performance obligations contained in the contract; and

5.	Recognize the revenue when (or to the extent that) the entity satisfies each performance obligation of the contract.

The Company adopted the new standard using the retrospective modified method, with the effects accounted on retained earnings as of January 1, 2018. As a result, the Company will not apply the requirements of this new standard to the comparative years presented.

The table below summarizes the impacts of adoption of IFRS 15, net of taxes, on the Statement of financial position and the Statement of income as of and for the year ended December 31, 2018:

Consolidated statement of income (IN MILLIONS OF REAIS - R$ mn)	December 31, 2018 Amounts prepared under Previous IFRS	Adjustment IFRS 15	December 31, 2018 Amounts prepared under IFRS 15
CONTINUING OPERATIONS
NET REVENUE (1)	22,222	44	22,266
OPERATING COSTS	(17,677)	—	(17,677)
OPERATING EXPENSES (1)	(1,699)	(44)	(1,743)
Share of (loss) profit, net, of subsidiaries and joint ventures	(104)	—	(104)
Remeasurement of previously held equity interest in subsidiaries acquired	(119)	—	(119)
Adjustment for impairment of Investments	(127)	—	(127)
Finance income (expenses), net	(518)	—	(518)
Income tax and social contribution tax	(599)	—	(599)

Net income from continuing operations	1,379	—	1,379

Consolidated statement of financial position (IN MILLIONS OF REAIS - R$ mn)	December 31, 2018 Amounts prepared under Previous IFRS	Adjustment IFRS 15	December 31, 2018 Amounts prepared under IFRS 15
Current assets	27,796	—	27,796
Concession financial assets (2)	1,202	(131)	1,071
Concession contract assets (2)	—	131	131
Other current assets	26,594	—	26,594
Non-current assets	32,059	—	32,059
Concession financial assets (2)	5,925	(998)	4,927
Concession contract assets (2 and 3)	—	1,598	1,598
Intangible assets (3)	11,377	(600)	10,777
Other non-current assets	14,757	—	14,757

Total assets	59,855	—	59,855
Current liabilities	23,394	—	23,394
Non-current liabilities	20,522	—	20,522

Total liabilities	43,916	—	43,916

Shareholders’ equity	15,939	—	15,939

(1)

Adjustment related to reimbursements to customers, arising from penalties for violation of electricity supply quality indicators determined by the grantor, as reduction in Revenues for use of the distribution network (TUSD). Up to December, 31, 2017, these reimbursements were recognized as operational expenses.

(2)

Change in the classification of assets linked to transmission infrastructure. Considering the performance obligation, during the period of the concession, as comprising availability, operation and maintenance of the transmission lines, the assets linked to transmission infrastructure, which until 2017 were recognized as financial assets, began to be recognized as concession contract assets as from January 1, 2018. For more details see Note 16 to the Financial Statements.

(3)

Classification of the financial assets related to infrastructure of the concession during the period of construction to contract asset as defined under iFRS 15. Infrastructure under construction refers to assets in the distribution segment still in the process of construction, for which the performance obligation is satisfied over the time during which they are constructed. Until 2017, these assets were initially recorded in Intangible assets, and when they were ready for their intended use, the total balance was allocated to financial assets and intangible assets. As from January 1, 2018, these assets are classified as concession contract assets, and later splited between financial assets and intangible assets when they came into operation. For more details see Note 16 to the Financial Statements.

The impacts arising from the initial adoption of IFRS 15 on January 1, 2018 by Company’s equity investees have been recognised directly to Equity, without impact on the Statement of Income, as follows:

(IN MILLIONS OF REAIS - R$ mn)	Jan. 01, 2018
IFRS 15
Adjustment arising from Taesa (a)	25

25

(a)	Refers to the effect of first time adoption of IFRS 15 by the equity investee Taesa recognized directly to Equity as of January 1, 2018 based on modified retrospective method.

Impact of the newly applied standards on contracts under the scope of IFRIC 12 – Concession contracts

The changes introduced by IFRS 15 and IFRS 9 have impacted the distribution and transmission segments in the classification and measurement of their concession related assets, which are already under the scope of IFRIC 12. Under IFRS 15, the consideration is required to be allocated to each performance obligation identified in the contract with the customer, and the financial asset that was previously recognized under IAS 39, need now to be classified under IFRS 15 (Contract asset, Receivable) and under IFRS 9, as a financial asset classified as either amortized cost or fair value through profit or loss. Under IFRS 15, the Company concluded that it has contracts with the following identified performance obligations: (i) construction – to build; (ii) to operate and maintain; and (iii) to provide financing to the concession Grantor. In the transmission segment, the Company has concluded that it has a single contract with a customer (the transmission line concession), with those same obligations. Thus, based on the contractual characteristics, the Company classified the financial asset that was recorded under IAS 39, as a contract asset under IFRS 15, upon completion of the construction of the infrastructure. This is because the Company is required to operate and maintain the infrastructure, and it is also subject to periodic tariff reviews, in order to bill for the construction services. For the same reasoned and based on the contractual characteristics, the assets related to the the infrastructure of the distribution concession agreements that are still under construction are recorded as contract assets.

Because of the long-term nature of the concession contracts, the Company has identified that there is a significant financing component that requires to be accounted for separately.

The impacts on the measurement of the concession contract assets are described in Note 16 to the Financial Statements.

Other interpretation or revisions of accounting standards without relevant effects in the consolidated financial statements

Company applied all amendments and new interpretation to IFRSs issued by the IASB which are effective for fiscal years commencing on January 1, 2018, however, they did not have a material effect in the consolidated financial statements and are described below:

IFRIC Interpretation 22 Foreign Currency Transactions and Advance Considerations

The Interpretation clarifies that, in determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognises the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, then the entity must determine the date of the transactions for each payment or receipt of advance consideration. This Interpretation did not have any impact on Company’s consolidated financial statements.

Amendments to IAS 28 Investments in Associates and Joint Ventures—Clarification that measuring investees at fair value through profit or loss is an investment-by-investment choice

The amendments clarify that an entity that is a venture capital organisation, or other qualifying entity, may elect, at initial recognition on an investment-by-investment basis, to measure its investments in associates and joint ventures at fair value through profit or loss. If an entity that is not itself an investment entity, has an interest in an associate or joint venture that is an investment entity, then it may, when applying the equity method, elect to retain the fair value measurement applied by that investment entity associate or joint venture to the investment entity associate’s or joint venture’s interests in subsidiaries. This election is made separately for each investment entity associate or joint venture, at the later of the date on which: (a) the investment entity associate or joint venture is initially recognised; (b) the associate or joint venture becomes an investment entity; and (c) the investment entity associate or joint venture first becomes a parent. These amendments did not have any impact on the Company’s consolidated financial statements.

b)	Standards issued but not yet effective

Below are details of standards, new or updated interpretations, issued but not yet in effective up to the reporting date of the Company. The Company intends to adopt these standards, new interpretations, and updates when they come into effect.

IFRS 16 – Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17, Leases, IFRIC 4, Determining whether an Arrangement contains a Lease, SIC-15, Operating Leases-Incentives and SIC-27, Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ‘low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

The Company adopted IFRS 16 on January 1, 2019, using the modified retrospective method, therefore, comparative periods will not be restated. The Company will use the exemptions proposed by on lease terms ends within 12 months as of the date of initial application, and lease contracts for which the underlying asset if of low value.

The Company’s assessment and detailed evaluation of the impacts of adoption of IFRS 16 was based mainly on the following lease contracts:

•	Commercial real estate used for serving customers;

•	Buildings used as headquarters;

•	Commercial vehicles used in operations.

Impact on the statement of financial position is as follows:

(IN MILLIONS OF REAIS - R$ mn)	January 1, 2019
Assets – right of use	342
Liabilities – Obligations referring to operation leasing agreements	(342)

IFRIC 23 – Uncertainty over income tax treatments

The interpretation addresses the accounting for income taxes taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include the requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

•	Whether the entity considers uncertain tax treatments separately.

•	The assumptions that the entity makes in relation to the examination of tax treatments by the tax authorities.

•	How the entity determines taxable profit (tax loss), the bases, unused tax credits, and tax rates.

•	How the entity consider changes in facts and circumstances.

An entity is has to determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed. The Interpretation effective for annual reporting periods beginning on or after January 1, 2019, but certain transition reliefs are available. The Company will apply the interpretation from its effective date.

The Company is still evaluating the potential effects of application of this new Interpretation on the consolidated financial statements.

The Company expects that other amended standards and interpretations not yet in effect will not likely have a significant impact on its consolidated financial statements.

Summary of significant accounting policies

The significant accounting policies described below have been applied consistently to all the periods presented in the consolidated financial statements, except for the practices which were applied prospectively as from 2018, in accordance with the standards and regulations previously described in this section.

•	Financial instruments

Fair value through profit or loss: this includes the concession financial assets related to distribution segment infrastructure. These financial assets are measured at the expected New Replacement Value (Valor Novo de Reposição, or VNR), as defined in the concession agreement, which represent the fair value of the residual value of the infrastructure as of the balance sheet date. The Company recognizes a financial asset resulting from a concession contract when it has an unconditional contractual right to receive cash or another financial asset from, or under the direction of the grantor for the services of construction and maintenance of the infrastructure.

Financial assets also include; cash equivalents, marketable securities, derivative financial instruments, concession financial assets for distribution infrastructure, and indemnities receivable from the generation assets.

Derivative financial instruments (Swap transactions): The Company, through its subsidiary Cemig GT, maintains derivative instruments to manage its exposure to the risks of changes in foreign currency exchange rates, mainly the US dollar. Derivative instruments are recognized initially at their fair value and the related transaction costs are recognized in the Statement of income when they are incurred. After initial recognition, derivatives are measured at fair value and changes in fair value are recorded in the Consolidated Statement of Income.

Derivative financial instruments (Put options) – The options to sell to Cemig GT units of the FIP Melbourne and FIP Malbec funds (‘the SAAG Put’) were measured at fair value using the Black-Scholes-Merton (BSM) method, using as reference the related put options obtained by the BSM model valued on the closing date of the financial statements for the year ended December 31, 2018. See note 32 to the Financial Statements for further details.

Amortized cost: This includes; accounts receivables from customers, traders and power transport concession holders; advances to suppliers; accounts receivable from Minas Gerais State; restricted cash; escrow deposits in litigation; marketable debt securities with the intention of holding them until maturity; concession financial assets related to the concession grant fee; indemnifiable receivable for transmission assets; accounts receivable from related parties; suppliers; loans and debentures; debt agreed with the pension fund (Forluz); concessions payable; the Minas Gerais State PRCT Tax Amnesty Program; advances from customers; assets and liabilities related to the CVA account and Other financial components in tariff adjustments; the low-income subsidy; reimbursement of tariff subsidies; and other credits.

•	Customers, traders and power transport concession holders

Accounts receivable from customers, traders and power transport concession holders are initially recognized at the sales value and subsequently measured at amortized cost.

In order to estimate future losses on receivables, the Company adopted a simplified approach, considered that the accounts receivable from customers do not have significant financial components, and calculated the expected loss considering the historical average of non-collection over the total billed in each month (based on the last 12 months of billing), segregated by type of customer and projected for the next 12 months, taking into account the age of maturity of invoices, including those not yet due. The estimated loss for the past due balances of customers who have renegotiated their debt has been calculated based on the maturity date of the original invoice, with the new terms negotiated not being taken into account. For the balances that are more than 12 months past due, expectation of total loss is assumed.

Provisions for expected losses are measured based on expected losses for the next 12 months, as a function of the potential default events, or losses of credit expected for the whole life of a financial instrument, if the credit risk has significantly increased since its initial recognition.

For large customers, the provision for doubtful receivables is recorded based on estimates by Management, in an amount sufficient to cover probable losses. The principal criteria used by the Company are: (i) customers with significant balances, the receivable balance is analyzed in the light of the history of the debt, negotiations in progress, and asset guarantees; and (ii) for large customers, an individual analysis of the debtors and the initiatives in progress to realize the overdue credits.

•	Investments

The Company has investments in associates and joint ventures. These investments are accounted using the equity method in the consolidated financial statement and are, initially, recognized at fair value.

Control is obtained when the Company and/or one of its subsidiaries has the power to control the financial and operational policies of an entity to receive benefits from its activities.

The consolidated financial statements include the financial statements of the Company and its subsidiaries.

The investments of the Company includes the intangible assets representing the right to commercial operation of the regulated activity identified in the process of allocation of the price for acquisition of the jointly-held entities and affiliated companies, net of any accumulated impairment.

•	Business combination

Business combinations are accounted for using the acquisition method of accounting. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at the acquisition date fair value, and the amount of the any non-controlling interest in the acquiree. Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date.

A business combination occurs when the Company acquires control of a business, whatever its legal form. At the acquisition date the Company recognizes and measures the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. Goodwill is initially measured at cost, which being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed.

When a business combination is carried out in stages (“step-acquisition method”), the interest previously held by the Company in its investee is remeasured at the fair value at the acquisition date and the corresponding gain or loss, if any, is recognized in the statement of income.

•	Concession assets

Energy Distribution segment: concession intangible assets are amortized during the concession period, as provided for in IFRIC 12 – Concession contracts. As disclosed in note 2.4 to the Financial Statements, the changes introduced by IFRS 15 have affected the classification of distribution assets.

The Company recognizes a financial assets for to the residual value of the infrastructure at the end of the concession, representing an unconditional right to receive cash or other financial asset directly from the grantor. Until December 31, 2017 the financial assets was classified as held for trading (available for sale). Starting January 1, 2018, and due to the application of IFRS 9 the financial asset that is now classified as a financial instrument in the Fair value through profit or loss category.

The amortization period of the concession intangible asset includes an extension period of 30 years, as described in more detail in Note 4 to the Financial Statements.

Additions to the concession infrastructure are initially recorded as a contract assets at cost, including capitalized borrowing costs. When the infrastructure starts operations, at that point the infrastructure cost is split and part is allocated to a financial assets, as explained above, and the remaining to an intangible assets. The financial assets is subsequently measured at the estimated fair value.

Transmission segment: Starting January 1, 2018, and due to the application of IFRS 15, the financial asset related to the unconditional right to receive the infrastructure cost was reclassified to a contract asset. See Note 2.4 to the Financial Statements.

Consideration monthly received is allocated to revenue related to the operation and maintenance service and to the collection of the financial asset related to the construction service based on their relative fair value. Costs of expansion and upgrades of the infrastructure are recorded as contract assets.

Due to the acceptance of the terms of renewal of the old transmission concessions, part of the transmission assets of the concessions terminated on December 31, 2012, is subject of reimbursement by the granting authority, and an accounts receivable was recognized corresponding to the estimated indemnity to be received over a period of eight years. For further information, see Note 16 to the Financial Statements.

Generation segment: As described in Note 15 to the Financial Statements, the concession fee right paid for the concession contracts granted by the Brazilian Regulator (Aneel) in November 2015, has been classified as a financial asset, at amortized cost, as it represents an unconditional right to receive cash, adjusted by the IPCA index, and remuneratory interest, during the period of the concession.

Gas distribution segment: concession intangible assets recorded in the gas distribution segment are amortized during the concession period, as provided for in IFRIC 12 – Concession contracts.

The amortization reflects the pattern in which future economic benefits of the asset are expected to be consumed. The consumption pattern of the assets are related to the economic useful lives of each of the underlying assets that comprise the concession. This economic useful life is also used by the regulator to determine the basis for measuring the tariff for rendering the concession services.

The Company recognizes a financial asset related to the residual value of the infrastructure at the end of the concession, representing an unconditional right to receive cash or other financial asset directly from the grantor.

Starting on January 1, 2018, and due to the application of IFRS 15, the financial asset related to the unconditional right to receive the infrastructure cost including capitalized borrowing costs, was reclassified to a contract asset. See Note 2.4 to the Financial Statements.

Additions and upgrades to the concession infrastructure are initially recorded as a contract assets at cost, including capitalized borrowing costs. When the infrastructure starts operations, at that point the infrastructure cost is split and part is allocated to a financial assets, as explained above, and the remaining to an intangible assets. The financial assets is subsequently measured at the estimated fair value.

•	Intangible assets

Intangible assets are mainly, comprised of the intangible assets related to the service concession contracts as described in topic (e) above as well as software. Intangible assets are stated at cost, less amortization, and any accumulated impairments when applicable.

•	Property, plant and equipment

Property, plant and equipment are stated at the cost, including deemed cost (upon initial application of IFRSs) and capitalized borrowing costs, less accumulated depreciation.

Depreciation is calculated on a straight-line basis, over the estimated useful lives of the assets, or the concession term, whatever is shorter. Depreciation rates are shown in Note 18 to the Financial Statements.

Gains and losses resulting from the disposal of a property, plant and equipment, are measured as the difference between the net proceeds obtained from the sale and the asset’s book value, and are recognized in the Statement of income when the asset is disposed of.

•	Impairment

In assessing impairment of financial assets, the Company uses historical trends of the probability of default, timing of recovery and the amounts of loss incurred, adjusted to reflect management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

Additionally, management revises, annually, the carrying value of non-financial assets, for the purpose of assessing if there is any indication, such as events or changes in the economic, operational or technological conditions that an asset may be impaired. If any indication exists, or when annul impairment testing of an asset is required, the Company estimates the asset´s recoverable. The recoverable value of an asset or cash generating unit is defined as the higher between its value in use and its fair value less costs to sell. When the carrying value of an asset or cash generating unit exceeds its recoverable value, an impairment loss is recognized, adjusting the carrying value of the asset or cash generating unit to its recoverable value.

•	Employee benefits

The liability recorded in the consolidated statement of financial position related the Company’s retirement benefit pension plan obligations, is the greater of: (a) the amount to be paid in accordance with the terms of the pension plan for amortization of the actuarial obligations, and (b) the present value of the actuarial obligation, as calculated by a qualified actuary, less the fair value of the plan’s assets, and adjusted for unrecognized actuarial gains and losses. Expenses related to the debt agreed upon with the pension trust fund were recorded in finance income (expenses), because they represent financial interest and inflation adjustment. Other expenses related to the pension fund were recorded as operating expenses.

The Company offers post-employment healthcare benefits to its employees as well life insurance for active and retired employees. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology that is used for defined benefit pension plans. These obligations are measured annually by a qualified independent actuary.

Actuarial gains and losses arising as a result of changes in actuarial assumptions are recognized in other comprehensive income.

Short-term benefits to employees: Employees’ profit sharing as determined in the Company’s by-laws are recorded in accordance with the collective agreement established with the employees’ union and recorded in employees’ and managers’ profit sharing in the Statement of income.

•	Income tax and Social Contribution tax

Current

Advances, or tax credits, are presented as current or non-current assets, in accordance with the expected date of their realization at the balance sheet date, when the tax amounts are duly calculated and offsetted against advances made.

Deferred

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences except:

•

When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

•

In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible the temporary differences and unused tax loss carryforwards to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and unused tax loss carryforwards can be utilized, except:

•

When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

•

In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized

The carrying amount of deferred income and social contribution tax assets is reviewed at each reporting date, and are reduced to the extent that is no longer probable that sufficient taxable profit will be available to allow the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognised to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

•	Non-current assets classified as held for sale and discontinued operations

The Company classify non-current assets as held for sale when their carrying amount will be recovered, principally, through a sale transaction rather than through continuous use. This condition is met only when the asset (or group of assets) is available for immediate sale in its current condition subject only to usual and customary terms for the sale of the asset (or group of assets) and its sale is considered highly probable. Management must be committed to the sale which is expected to be completed within one year from the date of classification. Assets held for sale are measured at the lower of its carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset, excluding finance expenses and income tax expenses. Fixed assets (PP&E) and Intangible assets are not depreciated or amortized as long as they are classified as held for sale. Assets and liabilities classified as held for sale are presented separately as current items in the Statement of Financial Position.

A disposal group qualifies as discontinued operation if it is a component of an entity that either has been disposed of, or is classified as held for sale, and:

•	Represents a separate major line of business or geographical area of operations

•	Is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations

Or

•	Is a subsidiary acquired exclusively with a view to resale

Discontinued operations are excluded from the reported profit from continuing operations, and are presented as a single amount, after taxes, based on discontinued operations, in the statement of income.

Additional disclosures are presented in Note 33 to the Financial Statements. All the other notes to the financial statements include amounts for continuing operations, except when otherwise stated.

•	Revenue recognition

Through December 31, 2017, revenue was measured at fair value of the consideration received or receivable, less any estimates or refunds and other similar deductions.

As from January 1, 2018, in general, revenue contracts with customers in the Company’s energy, gas and other sectors, are recognized when the performance obligation is satisfied, at the amount of consideration that is expected to be received in exchange for the goods or services transferred. The Company recognizes revenue only when it is probable that it will receive the consideration in exchange for the goods or services transferred, taking into account the customer’s ability and intention to pay that amount of consideration when it is due.

Revenues from the sale of energy are recorded based on the energy supplied and the tariffs specified in the terms of the contract or in effect in the market. Revenues from retail supply of energy to final customers are recorded when the delivery has taken place. The billing is carried out monthly. Unbilled retail supply of energy, from the period between the last billing and the end of each month, is estimated based on the supply contracted. Historically, the differences between the estimated amounts and the actual revenues recognized are not significant.

Revenue from the supply of energy to the Brazilian grid system is recorded when the delivery has taken place and is invoiced to customers on a monthly basis, in accordance with the payment schedules specified in the concession agreement.

Revenues from transmission concession services are recognized in the Statement of income monthly, and represent the fair value of construction, operation and maintenance of the transmission lines and the remuneration of the financial asset.

The services provided include charges for connection and other related services; the revenues are recognized when the services are rendered.

In order to satisfy its performance obligations under the transmission concession contracts the Company is required to maintain the transmission infrastructure available to users and in return receives a remuneration refer to as “Permitted Annual Revenue (RAP)” for the concession period, which is billed monthly.

Revenues from use of the distribution system (TUSD) received by the Company from other concession holders and other customers that use the distribution network are recognized in the month in which the services are provided. Unbilled retail supply of energy, from the period between the last consumption and the end of each month, is estimated based on the billing from the previous month or the contractual amount. Historically, the differences between the estimated amounts and the actual revenues recognized are not significant.

The ‘Parcel A’ revenue and other financial components in tariff adjustments are recognized in the Statement of income when the energy acquisition costs effectively incurred are different from those considered by the Grantor to stablishes the energy distribution tariff. For further details, see Note 15 to the Financial Statements.

Any adjustment of expected cash flows from the concession financial asset of the energy distribution concession contract is presented as operating revenue, together with the other revenues related to the energy distribution services.

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

The operating results of all operating segments for which discrete financial information is available, are reviewed regularly by the Company’s CEO, to make decisions about resources to be allocated to the segment, and to assess its performance.

Segment results that are reported to the CEO include items directly attributable to the segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily the Company’s headquarters) and head office expenses.

Segment capital expenditure is the total cost incurred during the year to acquire: concession financial assets, intangible assets, concession contract assets and property, plant and equipment.

Principal Factors Affecting our Financial Performance

Analysis of Energy Sales and Cost of Energy Purchased

Energy rates in Brazil, related to energy distribution companies’ sales to regulated customers, are set by ANEEL, which has the authority to readjust and review rates in accordance with the applicable provisions of the concession contracts. See “Item 4: The Brazilian Power Industry—Tariffs”.

We charge regulated customers for their actual energy consumption during each 30-day billing period at specified rates. Certain large industrial customers are charged according to the energy capacity contractually made available to them by us, with adjustments to those rates according to consumption during peak demand time, as well as capacity requirements that exceed the contracted amount.

In general, rates on energy that we purchase are determined by reference to the capacity contracted for as well as the volumes actually used.

The following table sets forth the average rate (in reais per MWh) and volume (by GWh) components of energy sales and purchases for the periods indicated. The term “average rate” refers to revenues for the relevant class of customers divided by the MWh used by such class and does not necessarily reflect actual rates and usage by a specific class of end-users during any particular period.

	Year ended December 31,
	2018	2017	2016
Energy sales:
Average rate to final customers (R$/MWh)
Industrial rate	276.61	276.27	276.80
Residential rate	843.28	783.53	788.52
Commercial rate	558.83	578.36	663.17
Rural rate	496.27	446.09	409.23
Public services rate and others	505.74	469.17	464.45
Total sales to final customers (GWh)
Industrial customers	17,689	17,761	19,494
Residential customers	10,267	10,008	9,916
Commercial customers	8,380	7,508	6,573
Rural customers	3,615	3,651	3,575
Public services and other customers	3,571	3,534	3,488
Average rate (R$/MWh)	501.68	479.90	474.85
Total revenues (R$million)	21,882	20,438	20,458
Sales to distributors:
Volume (GWh)	11,992	12,777	12,509
Average rate (R$/MWh)	249.33	255.37	237.61
Total revenues (R$million)	2,990	3,263	2,972

Distribution Rates

Our operating results have been significantly affected by fluctuations in the levels of rates that CEMIG D is authorized to charge for distribution of energy. The process of setting rates in Brazil has been influenced, historically, by government attempts to control inflation. With the restructuring of the Brazilian energy sector, which began in 1995, and under the terms of the renewal of the concession contract that we signed with ANEEL in 1997, there have been significant changes in the process of setting tariffs.

CEMIG D’s periodic tariff review takes place every five years and has the objective of re-evaluating the company’s manageable costs, which primarily include the operating costs and the costs of fixed assets that comprise the remuneration and depreciation of these assets. In the tariff review, the regulator applies the methodology for defining efficient operating costs and evaluates the incremental investments made in the asset base since the last review, as well as the write-offs and depreciation of the existing assets, composing a new remuneration base.

The result of the 2018 tariff review became effective as of May 28, 2018, and the revenue to cover the manageable costs defined in this review will be valid for a period of five years being readjusted annually by the IPCA minus the X Factor, which is the average productivity for the distribution sector in Brazil, plus some adjustments. For CEMIG D, we had an improvement in Parcel B revenue in the 2018 tariff review due to: (1) incorporation of the Risk Remuneration methodology of Special Obligations in the amount of approximately R$550 million, which are assets incorporated with third-party capital; (2) increase in the net remuneration base resulting from the investments made in the 2013 to 2018 cycle; and (3) increase in revenue to cover CAIMI (Custo Anual de Instalações Móveis e Imóveis) due to changes in methodology by ANEEL.

On May 22, 2018, ANEEL defined the annual tariff adjustment for CEMIG D: an average increase of 23.19%. Such rate was in effective on starting May 28, 2018 and it remain the same until May 27, 2019. Such increase had the following components: (i) an increase of 13.30% due to the Tariff Adjustment Index; (ii) an increase of 4.59% due to the variation in Parcel A costs (CVA – non-manageable costs); and (iii) an increase of 5.30% related to other financial adjustments. The average annual tariff adjustments of CEMIG D in 2018, 2017 and 2016, and the revisions of their respective components were as follows:

	2018	2017	2016
Average annual/periodic tariff adjustment	23.19%	(10.66)%	3.78%
Components
Tariff adjustment index	13.30%	1.29%	0.20%
Inter-year variation in fixed costs (CVA)	4.59%	(5.27)%	4.19%
Other financial adjustments	5.30%	(6.68)%	0.61%

On May 16, 2017, ANEEL determined that the annual tariff adjustment should be applied to the tariffs of CEMIG D. The result was an average decrease in customer energy rates by 10.66%, applied from May 28, 2017 until May 27, 2018.

On May 24, 2016, ANEEL determined that the annual tariff adjustment should be applied to the tariffs of CEMIG D. The result was an average increase in customer energy rates by 3.78%, applied from May 28, 2016 until May 27, 2017.

Light – Tariff Review

On March 15, 2017, Light signed the fifth amendment to the Concession Contract: by this amendment Aneel approved bringing forward of the date of the Company’s Periodic Tariff Review (“PTR” – referred to in Portuguese as RTP or Revisão Tarifária Periódica), with an average upward adjustment of 10.45% – this review had previously been scheduled for November 2018. The positive effects for Light included: (i) incorporation into the Regulatory Base for Remuneration (Base de Remuneração Regulatória – BRR) of the investments made in 2013–2016 (mainly comprising amounts spent on the 2016 Olympic Games, for which the remuneration would normally occur only as from 2018) with a very small discount of 3% – with this, Light SESA becomes the Brazilian distributor with the highest net BRR; and (ii) increase in the percentage of non-technical losses passed through to the tariff, from 30.11% to 36.06%; and increase in the percentage for technical losses passed through to the tariff, from 5.40% to 6.34%.

The main changes between the annual Tariff Adjustment of November 2016 and the PTR (initially to have been held in 2018 but in fact held in 2017) were as follows:

	2016 Tariff Adjustment (Annual IRT = Tariff Adjustment Index)	2017 Periodic Tariff Review (‘PTR’)
Passthrough of losses
Non-technical	30.11%	36.06%
Technical	5.40%	6.34%
‘Special Obligations’ and Specific Targets	As per 3rd PTR	None
BRR – R$ billion
Gross	14.94	15.78
Net	8.37	8.47
Regulatory Ebitda – R$ billion	1.49	1.66
Portion B and Non-recoverable Revenues – R$ million	2,535	2,911
Date of Next Tariff Review	Was programmed for Nov. 16, 2018 (with next one in 2023)	Issued in fact on March 15, 2017 (next one in 2022)
End of concession	June 4, 2026	June 4, 2026

Transmission Rates

In January 2013, our transmission concession was renewed for another 30 years in accordance with the rules defined in Law 12,783 / 2013. At that time, there was an Extraordinary Review and transmission revenue was strictly reduced to the amount necessary to cover operation and maintenance costs, being part of the non-reversible assets indemnified.

In 2017, the capital cost of the reversible assets not yet amortized at the time of renewal of the transmission became part of the Allowed Annual Revenue (RAP) of transmission concessionaires covered by Law 12,783 / 2013, according to rules defined in MME Administrative Rule no. 120/2016 (Portaria MME nº 120/2016). This revenue consists of two components. One refers to the financial component, which corresponds to the cost of capital of the non-indemnified assets for the period from January 2013 to June 2017. During this period the transmission company remained without any revenue for the assets made available that had not yet been indemnified. The second component, called the economic component, refers to the cost of capital to be paid to the end of the asset lifespan.

According to Technical Note No. 183/2017, appended to Homologatory Resolution No. 2,258 / 2017, which ratified the RAP calculation for the 2017-2018 cycle, the total value of the cost of capital of assets not indemnified for this cycle is R$ 370.8 million.

With respect to the readjustment processes, the transmission concession agreement provides for a review every five years. The first review after the concession renewal was to occur in July 2018. However, this review will occur only in 2019 with retroactive effect from July 2018. The methodology for this review was approved by Normative Resolution No. 816/2018, which covers a new criterion for valuation of the asset base, a new model for calculating operating costs and capturing other revenues for tariff moderation.

In July 2018, CEMIG GT’s RAP was reduced by 10.66%, as a result of an inflation adjustment to the revenue previously approved based on the IPCA index, recognition of new improvements strengthening the transmission network and also the review of the RAP concerning the cost of non incorporated capital after the concession renewal, according to the MME Decree No. 120/2016. Disregarding the non incorporated capital cost on the RAP, the readjustment would be an increase of 4.00%. In CEMIG Itajubá case (concession contract No. 079/2000) was awarded an adjustment of 3.32%. The concession contract No. 079/2000 provides that for the first 15 years of the concession the RAP will be flat and thereafter for the following 15 years the RAP will be 50% of the value during the first 15 years. At the time this adjustment, all our assets under the concession contract No. 079/2000 already had a 15 year lifetime.

In July 2017, CEMIG GT’s RAP was increased by 131.3%, as a result of an inflation adjustment to the revenue previously approved based on the IPCA index, recognition of new improvements strengthening the transmission network and also the addition of the cost of non-incorporated capital after the concession renewal, according to the MME Decree No. 120/16. Disregarding the non-incorporated capital cost on the RAP, the readjustment would have been an increase of 6.5%. In the case of CEMIG Itajubá (concession contract No. 079/00), it had a negative adjustment of 41.2%. The concession contract No. 079/2000 provides that for the first 15 years of the concession, the RAP will be flat and thereafter for the following 15 years the RAP will be 50% of the value during the first 15 years. At the time of such negative adjustment of 41.2%, all CEMIG GT’s assets under the concession contract No. 079/00 already had a 15 year lifetime (some of them had already met this margin on the previous cycle), which is the reason for the negative adjustment to the RAP of close to 50%.

In July 2016, CEMIG GT’s RAP was increased by 26.2%, as a result of an inflation adjustment to the revenue previously approved based on the IPCA index, and also due to recognition of new improvements strengthening the transmission network. The substation that had been put out to tender, CEMIG Itajubá, concession contract No. 079/2000, was awarded a positive adjustment of 3.0%. The increase for the Itajubá facility was lower than average inflation as measured by the IGP-M index, due to the reduction of the RAP for this concession starting on the first half of 2017. This reduction was established in concession contract No. 079/200 determining that the structure of the cash flow from the operations was higher in the first fifteen years, so the investors could face the higher debt from the financial structure in the beginning of the concession period. The approved revenue for the 2016-17 period for the two concessions, totaled an aggregate of R$334 million. The approved revenue for the 2017-18 period for the two concessions totaled R$ 709 million, of which R$ 371 million corresponded to the cost of non-incorporated capital.

Rationing of Energy and Government Measures to Compensate Energy Concession Holders

By 2016, still under “El Niño’s” (climate phenomenon that occurs when Pacific Ocean gets warmer than average) effect the Southeast had an above historic average rainfall in January leading to a great recover in the south east reservoir. Due to these improved conditions for hydroelectrical generation, in February 2016 the ONS began to reduce thermoelectric generation.

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

In 2017, the system experienced low flows during the dry period, which prevented the principal reservoirs to recover. At the end of April 2017, storage in the national grid system was close to 40% of its maximum capacity. In this scenario of low storage and low flows prices were high, which increased dispatching of the thermoelectric plants. The northeastern region which continued to have shortages of low rainfall. In 2017, the average PLD in the system was R$ 324.17/MWh, with a ceiling of R$ 533.82/MWh.

In 2018, the low inflows of the 2017/2018 wet period kept the reservoirs low, which raised the PLD reaching the maximum value in August (R$ 505.18/MWh). In October, beginning of the 2018/2019 period, the inflows improved considerably reflecting in a fast reduction of the price to R$ 59 / MWh at the beginning of December.

Exchange Rates

Substantially all of our revenues and operating expenses are denominated in reais. However, we have some foreign currency-denominated debt. As a result, in reporting periods when the real declines against the U.S. dollar or other foreign currencies in which our debt is denominated, our operating results and financial position can be adversely affected even with such foreign currency-denominated debt being hedged. Foreign exchange gain or loss and monetary variation gain or loss may impact our results of operations in periods in which there are wide swings in the value of the real relative to the U.S. dollar or high inflation. We have a number of financial and other contracts under which we owe, or are entitled to, amounts in respect of monetary variation as measured by an index of price inflation in Brazil.

Operating Results

Year Ended December 31, 2018 compared to the Year Ended December 31, 2017

From January 1, 2018, we were required to adopt IFRS 9 – Financial Instruments and IFRS 15 – Revenue from contracts with customers. We are not required to retrospectively apply IFRS 9 and IFRS 15 to any periods prior to January 1, 2018. IFRS 9 introduced changes to the measurement and classification of financial instruments, as well as changes to the method for calculating impairment of financial instruments. IFRS 15 established a new method to recognize revenue from contracts with customers by applying a five-step analysis, including contract identification, performance obligation identification, transaction price determination, transaction price allocation and recognition of revenue. Our financial statements as of and for the year ended December 31, 2018 reflect the adoption of IFRS 9 and IFRS 15. We used the modified retrospective approach when adopting such standards; thus, we did not restate our financial statements as of and for the years ended December 31, 2017 and 2016 for the adoption of IFRS 9 and IFRS 15. Accordingly, our financial statements as of and for the year ended December 31, 2018 and our financial statements for the comparative periods are not directly comparable when it comes to such standards. For more information regarding the adoption of IFRS 9 and IFRS 15 and its effects on our financial statements, see note 2.4 to our Consolidated Financial Statements included in “Item 18. Financial Statements.”

Net operating revenues

Net operating revenues increased by 2.55% from R$21,712 million in 2017 to R$22,266 million in 2018, as follows.

	2018	% of net operating revenues	2017	% of net operating revenues	2018 versus 2017%
	(in millions of R$)		(in millions of R$)
Energy sales to final customers	21,882	98.3	20,439	94.1	7.06
Revenue from wholesale supply to other concession holders	2,990	13.4	3,263	15.0	(8.37)
CVA (compensation for changes in ‘Parcel A’ items) and Other financial components in tariff increases	1,973	8.9	988	4.6	99.70
Revenue from use of the energy distribution systems – TUSD	2,045	9.2	1,611	7.4	26.94
Transmission concession revenue	411	1.8	371	1.7	10.78
Transmission indemnity revenue	250	1.1	373	1.7	(32.98)
Generation indemnity revenue	55	0.2	271	1.3	(79.70)
Adjustment to expectation of cash flow from indemnifiable Financial asset of the distribution concession	—	—	9	0.1	—
Revenue from financial updating of the Concession Grant Fee	321	1.4	317	1.5	1.26
Construction revenues	898	4.0	1,118	5.1	(19.68)
Transactions in energy on the CCEE	217	1.0	860	4.0	(74.77)
Supply of gas	1,995	9.0	1,759	8.1	13.42
Fine for violation of service continuity indicator	(44)	(0.2)	—	—	—
Other operating revenues	1,585	7.1	1,484	6.8	6.81
Deductions on revenue	(12,312)	(55.3)	(11,151)	(51.4)	10.41
Total net operating revenue	22,266	100.0	21,712	100.0	2.55

Energy sales to final customers

Total revenue from energy sold to final customers, excluding CEMIG’s own consumption, in 2018 was R$ 21,882 million, or 7.06% higher than the figure for 2017 of R$ 20,439 million.

The main items that affected total revenue from energy sold to final customers were:

•

The annual tariff adjustment for CEMIG D effective as from May 28, 2018, with an average upward effect of 23.19% on customer tariffs, in comparison an average downward effect on customer tariffs of 10.66% effective as from May 28, 2017.

•

Higher revenues from the ‘Tariff flag’ components of customer bills: R$ 655 million in 2018, compared to R$ 454 million in 2017. This reflects the low level of reservoirs, activating the ‘Yellow Flag’ and ‘Red Flag’ additional tariff rates, leading to higher revenue in 2018.

•	Volume of energy sold to final customers 2.51% higher year-on-year.

Market Evolution

The total for sales in CEMIG’s consolidated energy market comprises sales to: (i) Captive customers in CEMIG’s concession area in the State of Minas Gerais; (ii) Free Customers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL); (iii) other agents of the energy sector – traders, generators and independent power producers, also in the Free Market; (iv) Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and (v) the Wholesale Trading Exchange (Câmara de Comercialização de Energia Elétrica – CCEE) eliminating transactions between companies of the CEMIG Group.

As illustrated in the table below, the total volume of energy sold by CEMIG in 2018 increased by 0.5% as compared to 2017:

	GWh (2)
	2018	2017	Var %
Residential	10,267	10,008	2.6
Industrial	17,689	17,761	(0.4)
Commercial, Services and Others	8,380	7,507	11.6
Rural	3,615	3,652	(1.0)
Public Power	871	866	0.6
Public Illumination	1,384	1,367	1.2
Public Service	1,316	1,301	1.2
Subtotal	43,522	42,462	2.5
Own Consumption	41	37	10.8
	43,563	42,499	2.5
Supply to Other Concessionaires(1)	11,992	12,777	(6.1)
Total	55,555	55,276	0.5

(1)	Includes Regulated Market Energy Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.
(2)	Data not audited by external auditors; includes Regulated Market Energy Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Residential: Residential consumption in 2018 was 2.6% higher than in 2017. This increase is primarily due to new customer connections made in 2018, in CEMIG D.

Industrial: Total volume of energy consumed by regulated and free industrial customers was 0.4% lower in 2018 than in 2017. This decrease was due primarily to industrial activity not resuming growth at the rate expected for the year.

Commercial, Services and Others: Consumption was 11.6% higher in 2018, mainly due to the incorporation of new customers in CEMIG GT’s portfolio.

Rural: Consumption by rural users decreased by 1% in 2018, mainly due to lower use of irrigation systems.

Supply to Other concessionaires: The energy sale to other concessionaires decreased 6.1% compared to 2017 due to a lower volume of energy available sold in this segment, considering the low level of Brazilian reservoirs in 2018 and the allocation of energy sold to final customers.

Revenue from Use of Distribution Systems (the TUSD charge)

This is revenue from charging Free Customers the Tariff for Use of the Distribution System (TUSD) on the volume of energy distributed. In 2018, this revenue was R$ 2,045 million, compared to R$ 1,611 million in 2017, an increase of 26.94% year-on-year, mainly reflecting the following:

•

upward adjustment of approximately 36% in the TUSD, in CEMIG D’s 2018 annual tariff adjustment, effective from May 28, 2018 in comparison to a downward adjustment of approximately 40% in the TUSD, in CEMIG D’s 2017 annual tariff adjustment, effective May 28, 2017;

•	contracted demand approximately 8.18% higher in 2018; and

•	approximately 14.29% more facilities being billed under Contracts for Use of the Distribution System (CUSDs).

The CVA Account and Other financial components, in rate increases

CEMIG recognizes the difference between actual non-controllable costs (in which the CDE, and energy bought for resale, are significant components) and the costs that were used as the basis of decision of the rates charged to customers. The amount of this difference is passed through to customers in CEMIG D’s next tariff adjustment – in 2018 this represented an increase in revenue of R$ 1,973 million, compared to an increase in 2017 of R$ 988 million. The higher figure in 2018 than 2017 is mainly due to a higher difference in 2018 than 2017 between actual costs of energy and the estimated figures used for future cost of energy in the tariff calculation (this difference generates a financial asset to be reimbursed to the Company through the next tariff adjustment).

Transmission indemnity revenue

In 2018, we recognized transmission indemnity revenue of R$ 250 million compared to R$373 million in 2017. In 2017 CEMIG GT recorded R$ 149 million related to transmission concession assets, which were not included in the calculation basis for revenues in the previous tariff reviews.

Generation indemnity revenue

In 2018 the Company recognized revenue of R$ 55 million compared to R$ 271 million in 2017 for the adjustment to the balance not yet amortized of the concessions for the São Simão and Miranda Hydroelectric Plants, as per Ministerial Order 291/17.

Revenue from transactions in energy on the CCEE

Revenue from transactions in energy on the CCEE was R$ 217 million in 2018, compared to R$ 860 million in 2017, a decrease of 74.77% year-on-year. This reflects lower volume of energy available for settlement in the wholesale market in 2018 considering the low level of brazilian reservoirs in 2018 and energy allocated to be sold to other segments. In the first quarter of 2017 the Company reported revenues relating to the available energy of the Jaguara and Miranda plants.

Revenue from supply of gas

CEMIG reported revenue from supply of gas totaling R$ 1,995 million in 2018, compared to R$ 1,759 million in 2017, an increase of 13.42%. This mainly reflects the increase in the cost of gas, which was passed through to customers – since there was in fact a reduction of 16.26% in the volume of gas sold (from 1,319,242 m³ in 2017 to 1,104,745 m³ in 2018). The cost of gas suffered a significant effect from FX variation in 2018.

Construction revenues

Distribution infrastructure construction revenues totaled R$ 898 million in 2018, compared to R$ 1,118 million in 2017, a reduction of 19.68%. This revenue is fully offset by Construction costs, of the same amount, and corresponds to the Company’s investments in assets of the concession in the year.

Other operating revenues

Other operating revenues was R$ 2,273 million in 2018, up 4.22% from 2017 (R$ 2,181 million). This increase was primarily due to an increase in revenues related to subsidies and reimbursement for decontracted supply partially compensated by a revenue related to Telecom services of R$149 million recorded in 2017, considering that the Telecom business was sold in 2018. See more information on Note 33 to the Financial Statements. The breakdown of the other revenues is presented on Note 28 to the Financial Statements.

Deductions from Revenue

Taxes and charges applied to revenue in 2018 were R$12,312 million, or 10.41% higher than in 2017 (R$11,151 million), as follows.

CDE

The amounts of payments to the Energy Development Account (CDE) are decided by an ANEEL Resolution. The purpose of the CDE is to cover costs of concession indemnities, tariff subsidies, the subsidy for balanced tariff reduction, the low-income customer subsidy, the coal consumption subsidy, and the Fuels Consumption Account (CCC). Charges for the CDE in 2018 were R$ 2,603 million, compared to R$ 1,822 million in 2017.

This is a non-manageable cost: the difference between the amounts used as a reference for setting of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Customer charges – the “Tariff Flag” system

The Tariff Flag bands are activated as a result of low levels of water in the system’s reservoirs – tariffs are temporarily increased due to scarcity of rain. The ‘Red’ band has two levels – Level 1 and Level 2. Level 2 comes into effect when scarcity is more intense. Activation of the tariff flags generates an impact on billing in the subsequent month.

Income from charges to the customer related to the Tariff Flag bands was 44.27% higher in 2018, at R$ 655 million, compared to R$ 454 million in 2017.

This reflects greater application of the Red band in 2018 than in 2017, due to (i) lower reservoir levels, and (ii) lower expectations of rain.

Other taxes and charges on revenue

The other significant deductions from revenue are taxes, which are calculated as a percentage of sales revenue. Thus, their variations arise, substantially, from the changes in revenue.

Operating costs and expenses

Operating costs and expenses, in 2018 were R$19,420 million, an increase of 3.20% as compared to 2017 (R$18,818 million).

The following table illustrates the components of operating costs and expenses in 2018 and 2017 expressed as a percentage of net operating revenues:

	2018	% of net operating revenues	2017	% of net operating revenues	2018 versus 2017%
	(in millions of R$)		(in millions of R$)
Energy bought for resale	(11,084)	(49.8)	(10,919)	(50.3)	1.51
Gas bought for resale	(1,238)	(5.6)	(1,071)	(4.9)	15.59
Charges for the use of the national grid	(1,480)	(6.6)	(1,174)	(5.4)	25.98
Depreciation and amortization	(835)	(3.8)	(850)	(3.9)	(1.76)
Personnel	(1,410)	(6.3)	(1,627)	(7.5)	(13.34)
Employees’ and managers’ profit sharing	(77)	(0.3)	(5)	—	1,440.00
Outsourced services	(1,087)	(4.9)	(974)	(4.5)	11.60
Post-employment benefits	(337)	(1.5)	229	1.1	—
Materials	(104)	(0.5)	(71)	(0.3)	46.48
Operating provisions	(466)	(2.1)	(854)	(3.9)	(45.43)
Construction costs	(897)	(4.0)	(1,119)	(5.2)	(19.84)
Other operating expenses, net	(405)	(1.8)	(383)	(1.8)	5.74

Total operating costs and expenses	(19,420)	(87.2)	(18,818)	(86.6)	3.20

The following are the main variations in operating costs and expenses between 2018 and 2017:

Personnel

Personnel expenses were R$ 1,410 million in 2018, compared to R$1,627 million in 2017, a decrease of 13.34%. The decrease was mainly due to a 69.16% decrease in expenses related to our voluntary retirement plan from R$214 million in 2017 to R$66 million in 2018. This decrease was partially offset by the following:

•	Salary increase of 1.83% under the Collective Work Agreement, which came into effect in November 2017 (full effect in 2018).

•	Salary increase of 4.00% under the Collective Work Agreement, which came into effect in November 2018.

Energy purchased for resale

Expenses due to energy purchased for resale in 2018 were R$11,084 million, compared to R$10,919 million in 2017, representing an increase of 1.51%. The main factors contributing to such increase were:

•

The cost of purchases of supply in the spot market was 21.36% higher at R$1,818 million in 2018, compared to R$1,498 million in 2017, reflecting CEMIG D’s higher exposure to the wholesale market in 2018.

•

Expenses on supply acquired through physical guarantee quota contracts were 47.29% higher, at R$679 million in 2018, compared to R$461 million in 2017. This mainly reflects CEMIG D’s average quota tariff being 52.98% higher in 2018, at R$ 92.51/MWh, compared to R$ 60.47/MWh in 2017.

•

Expenses on energy acquired in regulated market auctions decreased by 5.88%, totalling R$3,346 million in 2018, as compared to R$3,555 million in 2017, mainly due to low level of the water reservoirs of the hydroelectric plants in the system, the number of thermoelectric plants dispatched was larger in 2017 – with a consequent higher expense on fuel for these plants.

•

Expenses on supply acquired in the free market and ‘bilateral contracts’ were 6.71% lower, at R$ 4.355 billion in 2018, compared to R$ 4.668 billion in 2017. This mainly reflects CEMIG GT’s expenses being 10.13% lower (R$ 4.055 billion in 2018, compared to R$ 4.512 billion in 2017) due to the volume of energy acquired being 8.99% lower (22,742,263 MWh in 2017, compared to 20,697,022 MWh in 2018).

This is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment. For further details see Note 29 to the Financial Statements.

Charges for the use of the national grid

Charges for the use of the national grid totaled R$ 1,480 million in 2018, 26.06% higher than in 2017 (R$ 1,174 million).

This expense is payable by energy distribution and generation agents for use of the facilities that are components of the national grid. The amounts to be paid are set by an ANEEL Resolution. The higher amounts in 2018 are due to increased transmission costs related to the payment of the transmission indemnities to the agents of the energy sector that accepted the terms of Law 12,783/13.

This is a non-manageable cost in the energy distribution business: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Operating provisions

Operating provisions in 2018 totaled R$ 466 million, compared to R$ 854 million in 2017, an decrease of 45.43%.

The decrease was mainly due to:

•

The lower provisions for employment-law contingencies, which were R$ 42 million in 2018, compared to R$ 206 million in 2017. The significant amount provisioned in 2017 mainly reflects re-evaluations of potential losses in various legal actions as a result of change in the procedural phase of provisional execution, and its effect on actions disputing: the basis for calculation of hazardous work remuneration; claims for equal payment for allegedly unlawful outsourcing; and subsidiary/joint liability. In 2018, a new case law of the Federal Supreme Court (STF) on the lawfulness of outsourcing of any activities, whether for means or for end-use, led to re-evaluation of the potential loss on several actions on this subject, with consequent reduction of the amounts previously provisioned. See further Information in Note 25 to the Financial Statements.

•

Reduction of R$ 155 million in the fair value of the investment options in RME, Lepsa and SAAG in 2018. This was 55.46% less than in 2017 (reduction of R$ 348 million). See more details related to the put options on Note 29 and 32 to the Financial Statements.

•

On the other hand, estimated losses on doubtful receivables were 6.45% higher, at R$ 264 million in 2018, compared to R$ 248 million in 2017. Rather than representing an increase in default as a percentage of billing, this difference reflects an increase in the basis for calculation of the provision, partly due to the higher total billing in 2018 resulting from the May 2018 tariff adjustment for CEMIG D.

Construction cost

Construction costs in 2018 totaled R$897 million, or 19.84% less than in 2017 (R$ 1,119 million). This cost is fully offset by Construction revenue, of the same amount, and corresponds to the Company’s investment in assets of the concession in the period.

Gas bought for resale

In 2018 the Company reported expense of R$ 1,238 million on acquisition of gas, 15.59% more than the expense of R$ 1,071 million in 2017. This is primarily due to the increase in the price of gas and was partially offset by a reduction of 16.20% in the volume of gas purchased (from 1,309,459 m³ in 2017 to 1,097,275 m³ in 2018). The price of gas suffered a significant effect from exchange rate variation in 2018.

Post-employment obligations

The impact of the post-employment obligations of the Company on operational profit was an expense totaling R$ 337 million in 2018, compared to a reversal of expense of R$ 229 million in 2017.

This is due to changes made in the life insurance policy in 2017, which resulted in the insured capital for retirees being reduced by 20% every 5 years, as from age 60, reaching a minimum of 20%. This represented a reduction of R$ 619 million in the post-employment obligations for the year ended December 31, 2017.

Other operating revenues and expenses recognized as discontinued operations

A highlight component was the completion, in November 2018, of the process of disposal of the assets of CEMIG Telecom, which resulted in a gain of R$ 378 million in 2018. More details are in Note 33 to the financial statements.

Share of (loss) profit, net, of associates and joint ventures

In 2018, CEMIG reported a loss by the equity method of R$ 104 million, a 58.73% decrease compared to a loss of R$252 million reported in 2017. This basically reflects losses in 2018 and 2017 on the interests in Renova and Santo Antônio Energia.

See Note 17 to the Financial Statements for details on the results from the investees recognized under this line.

Remeasurement of previously held equity inerest in subsidiaries acquired

Due to the exercise of the put option on the RME’s shares, by the other shareholders of RME, the Shareholders’ Agreement related to the jointly control of the investee Light lost effect, and the Company directly and indirectly holds an aggregated 49.99% of Light’s voting shares. As a result the Company currently controls Light, in accordance with the provisions of IFRS 10 – Consolidated financial statements.

In addition, upon obtaining control of Light, the investments Lightger, Axxiom, Guanhães Energia and Itaocara in which the Company exercised joint control with Light, became controlled subsidiaries of the Company.

As specified in IFRS 3 – Business combinations, the Company remeasured the interest previously held in the investments at fair value, and a loss related to the difference between the fair value and the carrying value of the previously held interest in the amount of R$199 million was recognized in the statement of income for the year.

On December 20, 2018, the Company acquired 51% equity interest held by Energimp in Parajuru and Volta do Rio, which became wholly-owned subsidiaries, in exchange for its 49% interest in Morgado.

Prior to the transaction above, the Company owned a joint controlled interest of 49% in the share capital of Parajuru and Volta do Rio. As such these investment were accounted for under the equity method.

Upon obtaining control, the Company remeasured the previously held interest in these investments at fair value, and gain related to the difference between the fair value and the carrying value in the amount of R$80 million was recognized in the statement of income for the year.

More details are Note 17.1. to the Financial Statements.

Net Finance Expenses

Net finance expenses totaled R$518 million in 2018, compared to net finance expenses of R$996 million in 2017. The main factors contributing to this decrease in net finance expenses were:

•

Recognition, in 2018, of a gain of R$ 893 million from the hedge transaction related to the Eurobond Issue, compared to recognition of a loss of R$ 32 million in 2017. The adjustment of the hedge transaction to fair value resulted in a positive effect, due to a lower variation in the future curve for the DI (Interbank Deposit) rate than in the future curve for the US dollar exchange rate. This gain should be considered together with the expense on foreign exchange variation arising from the Eurobond, as described below.

•	Recognition in 2018 of R$ 56 million in income from charges related to lending to related parties. There is more information in Note 31 to the financial statements.

•

Costs and charges on loans and financing were 14.26% lower, at R$ 1.257 billion in 2018, compared to R$ 1.466 billion in 2017. This reflects the lower CDI rate (principal index of the debt) – which totaled a variation of 6.40% over the whole of 2018, compared to 9.93% in 2017.

•

Income from late charges on energy bills 34.87% higher in 2018, at R$ 352 million, compared to R$ 261 million in 2017. This mainly reflects the effects of renegotiation of past due bills with customers, with recognition of interest and monetary updating.

•

Higher net result of monetary updating on the balances of CVA and Other financial components in tariff increases: net revenue of R$ 62 million in 2018, compared to a net expense of R$ 41 million in 2017, primarily reflecting the higher balance of net assets in 2018 than in 2017.

The decrease was partially offset by the following:

•

Income from financial investments 43.41% lower, at R$ 116 million in 2018, compared to R$ 205 million in 2017. This primarily reflects a lower total of funds invested in 2018, and a lower average CDI Rate: 6.40% in 2018 compared to 9.93% in 2017.

•

Monetary updating on escrow deposits 82.20% lower, at R$ 34 million in 2018, vs. R$ 191 million in 2017. In 2017 CEMIG GT posted a gain of R$ 82 million, for reversal of the provision for the lawsuit challenging the constitutionality of inclusion of ICMS tax (payable or already paid) within the amount of revenue on which two other taxes – the Pasep and Cofins taxes – were charged (more details in Note 13 to our Financial Statements).

•

Expense on monetary updating of loans and financing 22.94% higher, at R$ 134 million in 2018, vs. R$ 109 million in 2017. This mainly reflects the higher IPCA index – one of the principal index of the debt – in the year: 3.75% in 2018 compared to 2.95% in 2017.

•

There was a foreign exchange variation expense of R$ 579 million in 2018, relating to the dollar-indexed funding of the Eurobond issue (placed in two parts: US$1 billion (R$ 3.2 billion) in December 2017 and US$500 million (R$ 1.9 billion) in July 2018).

The breakdown of Financial income and expenses is in Note 30 to the Financial Statements.

Income Tax and the Social Contribution Tax

In 2018, the Company’s expense on income tax and the Social Contribution tax totaled R$ 728 million, on pre-tax profit of R$ 2.304 billion, an effective rate of 31.60%. In 2017, the Company’s expense on income tax and the Social Contribution tax totaled R$ 644 million, on pre-tax profit of R$ 1.646 billion, an effective rate of 39.13%.

There is a reconciliation of these effective rates with the nominal tax rates in Note 10(d) to the financial statements.

Year Ended December 31, 2017 compared to the Year Ended December 31, 2016

Net operating revenues

Net operating revenues increased by 15.66% from R$18,773 million in 2016 to R$21,712 million in 2017 mainly due to a positive effect of R$988 million in CVA (compensation for changes in ‘Parcel A’ items) and Other financial components in tariff increases in 2017 as compared to a negative effect of R$ 1,455 million in 2016. Such variation in CVA (compensation for changes in ‘Parcel A’ items) and Other financial components in tariff revenues was mainly due to the increase in the costs of acquiring energy at auction in 2017, as compared to the costs used as the basis for tariffs. This generated a financial asset for CEMIG, which, in turn, resulted in an amount to be reimbursed by customers in the next tariff adjustment.

	2017	% of net operating revenues	2016	% of net operating revenues	2017 versus 2016%
	(in millions of R$)		(in millions of R$)
Energy sales to final customers	20,438	94.1	20,458	109.0	0.10
Revenue from wholesale supply to other concession holders	3,263	15.0	2,972	15.8	9.79
CVA (compensation for changes in ‘Parcel A’ items ) and Other financial components in tariff increases	988	4.6	(1,455)	(7.8)	—
Revenue from use of the energy distribution systems – TUSD	1,611	7.4	1,705	9.1	(5.51)
Transmission concession revenue	371	1.7	312	1.7	18.91
Transmission indemnity revenue	373	1.7	751	4.0	(50.33)
Generation indemnity revenue	272	1.3	—	—	—
Adjustment to expectation of cash flow from indemnifiable Financial asset of the distribution concession	9	0.1	8	—	12.50
Revenue from financial updating of the Concession Grant Fee	317	1.5	300	1.6	5.67
Construction revenues	1,119	5.1	1,193	6.4	(6.20)
Transactions in energy on the CCEE	860	4.0	161	0.9	334.16
Supply of gas	1,759	8.1	1,444	7.7	21.81
Other operating revenues	1,483	6.8	1,421	7.6	4.36
Deductions on revenue	(11,151)	(51.4)	(10,497)	(55.9)	6.23
Total net operating revenue	21,712	100.0	18,773	100.0	15,66

Energy sales to final customers

Total revenue from energy sales to final customers (excluding CEMIG’s own consumption) was R$20,438 million in 2017, representing a decrease of 0.10% as compared to 2016 (R$20,458 million).

The main items that affected total revenue from energy sales to final customers were:

•	The Annual Tariff Adjustment for CEMIG D, with an average decrease on customer tariffs of 10.66%, effective from May 28, 2017.

•	Volume of energy sold in 2017 was 1.36% lower than in 2016.

•	The Annual Tariff Adjustment for CEMIG D, with an average increase on customer tariffs of 3.78%, effective from May 28, 2016 (full effect in 2017).

•

The decrease was partially offset by an increase of customer charges – ‘Tariff Flag’ amounts, to R$ 454 million in 2017, compared to R$ 360 million in 2016, due to the low level of hydroelectric reservoir water storage levels, with the activation of the yellow and red flags, which led to a higher collection in 2017 of additional charges related to the flags.

Market Evolution

The total for sales of CEMIG’s consolidated energy market comprises sales to: (i) regulated customers in our concession area in the State of Minas Gerais, (ii) free customers in both the State of Minas Gerais and other states of Brazil, in the Free Market, (iii) other agents of the energy sector – traders, generators and independent power producers, also in the Free Market, (iv) distributors, in the Regulated Market; and (v) sales in the CCEE, eliminating transactions between companies of the CEMIG Group.

As illustrated in the table below, the total volume of energy sold by CEMIG in 2017 decreased by 0.57% as compared to 2016:

	GWh
	2017	2016	Var %
Residential	10,008	9,916	0.93
Industrial	17,761	19,494	(8.89)
Commercial, Services and Others	7,507	6,573	14.21
Rural	3,651	3,575	2.13
Public Power	866	886	(2.26)
Public Illumination	1,367	1,350	1.26
Public Service	1,301	1,252	3.91
Subtotal	42,461	43,046	(1.36)
Own Consumption	37	37	—
	42,499	43,083	(1.36)
Supply to Other Concessionaires(1)	12,777	12,509	2.15
Total	55,276	55,592	(0.57)

(1)	Includes Regulated Market Energy Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Comments on the various customer categories:

Residential: Residential consumption in 2017 was 0.92% higher than in 2016. This increase is primarily due to the new customer connections made in 2017.

Industrial: Total volume of energy consumed by regulated and free industrial customers was 8.89% lower in 2017 than in 2016. This decrease was due primarily to the migration of such customers to the free market.

Commercial, Services and Others: Consumption was 14.21% higher in 2017, mainly due to the incorporation of new customers in CEMIG GT’s portfolio.

Rural: Consumption by rural users increased by 2.13% in 2017, mainly due to higher use of irrigation systems and an increase in the customer base.

Revenue from Use of Distribution Systems (the TUSD charge)

Revenue from the Tariff for Use of the Distribution System (Tarifa de Uso do Sistema de Distribuição, or TUSD) is derived from the tariff charged to free customers for the transport of energy sold. In 2017, this revenue totaled R$1,611 million, representing a decrease of 5.51% as compared to 2016 (R$1,705 million).

The main items that affected the revenue from the use of distribution systems are as follows:

•	Reduction of 0.52% in the tariff for free customers, given in the annual tariff adjustment of May 28, 2016.

•	Reduction of 40% in the tariff for free customers, given in the annual tariff adjustment of May 28, 2017.

•	The decrease was partially offset by an increase in the volume of energy distributed of 10.92% in 2017, mainly due to the resumption of production by the ferro-alloys sector in 2017.

The CVA Account and Other financial components, in tariff increases

CEMIG recognizes the difference between actual non-controllable costs (in which the CDE and energy bought for resale are significant components) and the costs that were used as the basis for determining the rates charged to customers. The amount of this difference is passed through to customers in CEMIG D’s next tariff adjustment. In 2017, this resulted in an increase of R$ 988 million in revenue, as compared to a reduction of R$ 1,455 million in 2016. This increase in revenues is mainly due to the increase in the costs of acquiring energy at auction in 2017, as compared to the costs used as the basis for tariffs. This generated a financial asset for CEMIG, thereby resulting in an amount to be reimbursed by customers in the next tariff adjustment.

Adjustment to expectation of cash flow from the indemnifiable Financial asset of the distribution concession

We realized a gain of R$9 million on an adjustment to the expectation of cash flow from the indemnifiable financial asset of the distribution concession compared to a gain of R$ 8 million in 2016, an increase of 12.50%. This was due to an increase in the estimate of the financial assets to be indemnified at the end of the concession, following the renewal of the concession contract in December 2015. Please refer to Note 15 to our consolidated financial statements for more details.

Transmission indemnity revenue

In 2017, we recognized transmission indemnity revenue of R$ 373 million compared to R$751 million in 2016. In 2016, as a result of the definition by the Ministry of Mines and Energy of the criteria for updating the transmission indemnity, the amount of the indemnification to be received was recorded retroactively to 2013 based on the cost of regulatory capital, which significantly affected the revenue recorded.

The amount recorded in 2017, of R$ 149 million, related to a difference of assets of the transmission concession, whose amounts were not included in the revenue calculation basis in previous See Note 15 – Concession Financial and Sector Assets and Liabilities. The amount recorded was based on Technical Note 183/201-SGT/ANEEL of June 22, 2017.

Revenue from transactions in energy on the CCEE

Revenue from transactions in energy on the CCEE was R$ 860 million in 2017 compared to R$ 161 million in 2016 – a year-on-year increase of 434.16%.

This increase in revenue from transactions in energy on the CCEE was due to an increase in the volume of energy available for settlement in the wholesale market during 2017 and an increase of 244.28% in the wholesale energy price (324.17/MWh in 2017 and R$94.16/MWh in 2016).

Revenue from supply of gas

CEMIG reported revenue from the supply of gas totaling R$ 1,759 million in 2017, compared to R$ 1,444 million in 2016, an increase of 21.81%. This mainly reflects a higher volume of gas sold (1,319,242 m³ in 2017 compared to 1,066,351 m³ in 2016), an increase of 23.72%.

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

Revenue from financial updating of the Concession Grant Fee

In 2017, we recognized revenue from financial updating of the Concession Grant Fee in the amount of R$317 million, compared to R$300 million in 2016. This revenue resulted from updating by the IPCA index, plus remuneratory interest, on the Concession Grant Fee for the concession awarded as Lot D of Auction 12/See Note 15 to our consolidated financial statements.

Generation indemnity revenue

In 2017, the Company recorded revenue in the amount of R$271 million related to the adjustment of the unamortized balance of the concessions of the São Simão and Miranda plants, according to the Administrative Rule nº 291/17. For more details please see Notes 4 and 15 to our consolidated financial statements.

Deductions from Revenue

Taxes and charges applied to revenue in 2017 were R$ 11,151 million, or 6.23% higher than in 2016 (R$ 10,497 million).

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

Customer charges – the “Tariff Flag” system

Charges to customers arising from the Tariff Flag system were higher, at R$ 454 million in 2017, compared to R$ 360 million in 2016, due to the low level of hydroelectric reservoir water storage levels, with the activation of the yellow and red flags, which led to a higher collection in 2017 of additional charges related to the flags.

Other taxes and charges on revenue

The other significant deductions from revenue are taxes, which are calculated as a percentage of sales revenue. Thus their variations arise, substantially, from the changes in revenue.

Operating costs and expenses

Operating costs and expenses, in 2017 were R$18,818 million, an increase of 18.32% as compared to 2016 (R$15,904 million). For more information please refer to Note 27 to our consolidated financial statements.

The following table illustrates the components of operating costs and expenses in 2017 and 2016 expressed as a percentage of net operating revenues:

	2017	% of net operating revenues	2016	% of net operating revenues	2017 versus 2016%
	(in millions of R$)		(in millions of R$)
Energy bought for resale	(10,919)	(50.3)	(8,273)	(44.1)	31.98
Gas bought for resale	(1,071)	(4.9)	(877)	(4.7)	22.01
Charges for the use of the national grid	(1,174)	(5.4)	(947)	(5.0)	23.97
Depreciation and amortization	(850)	(3.9)	(834)	(4.4)	1.92
Personnel	(1,627)	(7.5)	(1,643)	(8.8)	0.97
Employees’ and managers’ profit sharing	(5)	—	(7)	—	(28.57)
Raw materials and inputs for production of energy	(10)	—	—	—	—
Outsourced services	(974)	(4.5)	(867)	(4.6)	12.34
Post-employment benefits	229	1.1	(345)	(1.8)	—
Materials	(61)	(0.3)	(58)	(0.3)	5.17
Operating provisions	(854)	(3.9)	(704)	(3.8)	21.31
Construction costs	(1,119)	(5.2)	(1,193)	(6.4)	(6.20)
Other operating expenses, net	(383)	(1.8)	(156)	(0.8)	145.51

Total operating costs and expenses	(18,818)	(86.6)	(15,904)	(84.7)	18.32

The following are the main variations in operating costs and expenses between 2017 and 2016:

Expenses due to energy purchased for resale in 2017 was R$10,919 million, compared to R$8,273 million in 2016, representing an increase of 31.98%. The main factors contributing to such increase were:

•

Expenses on energy acquired in regulated market auctions increased by 40.00%, totalling R$ 3,556 million in 2017, as compared to R$ 2,540 million in 2016, mainly due to activation of thermal plants in 2017 due to the low level of the reservoirs of the hydroelectric plants in the system, with an increase in the expense on combustion fuel for those plants.

•

The expense on energy from Itaipu Binacional increased by 8.65% and totaled R$ 1,243 million in 2017, compared to R$ 1,144 million in 2016 when indexed to the U.S. dollar. This variation was mainly due to the increase of the rate, which was US$ 25.78/kW per month in 2016, as compared to US$ 28.73/kW per month in January 2017.

•

The cost of purchases of supply in the spot market was 96.85% higher at R$ 1,498 million in 2017, compared to R$ 761 million in 2016, reflecting the higher cost of energy in the wholesale market in 2017 (R$94.16/MWh in 2016 compared to R$324.17/MWh in 2017).

Charges for the use of the national grid totaled R$ 1,174 million in 2017, 23.97% higher than in 2016 (R$ 947 million). This expense is payable by energy distribution and generation agents for use of the facilities that are components of the national grid. The amounts to be paid by CEMIG are set by an ANEEL Resolution.

Operating provisions in 2017 totaled R$ 854 million, compared to R$ 704 million in 2016, an increase of 21.31%. In relation to provisions for contingencies, we highlight the increase in labor provisions (R$206 million in 2017 compared to R$ 120 million in 2016). The increase in the provisioned amount is due to the revaluation caused by new facts which occurred during 2017. For more information please refer to Note 24 to our consolidated financial statements.

Personnel expenses were R$ 1,627 million in 2017, compared to R$ 1,643 million in 2016, a decrease of 0.97%. This decrease was mainly due to a 14.31% reduction in the average number of employees (6,447 in 2017 compared to 7,524 in 2016). This decrease was partially offset by the following:

•	Salary increase of 8.50% under the Collective Work Agreement, which came into effect in November 2016.

•	Salary increase of 1.83% under the Collective Work Agreement, which came into effect in November 2017.

•	Recognition, in 2017 and 2016, of expenses in the amount of R$214 million and R$ 93 million, respectively, related to the voluntary retirement plan.

Expenses on raw materials and inputs for production of energy in 2017 totaled R$ 10 million, compared to R$ 40 thousand in 2016. These expenses represent the fuel expenses to operate the Igarapé thermal plant. The higher expense in 2017 was due to worse hydrological conditions in 2017 compared to 2016.

Construction costs in 2017 totaled R$ 1,119 million, or 6.20% less than in 2016 (R$ 1,193 million). This line item records CEMIG’s investment in assets of the transmission and distribution concessions in the period, and is fully offset by the line Construction Revenue, in the same amount.

The expense on employees’ and managers’ profit shares in 2017 was R$ 5 million, compared to R$ 7 million in 2016. This expense represents the estimate of the amount to be paid to employess whose labor unions have signed specific profit sharing agreements with CEMIG.

The impact of CEMIG’s post-employment obligations on the bottom line was a reversion of expense of R$229 million in 2017, compared to an expense of R$345 million in 2016. This was due to changes in the life insurance policy, which resulted in the reduction of insured capital by 20% every 5 years, from 60 years, to a minimum of 20%, representing a reduction of R $ 619 million in post-employment obligations recorded as of December 31, 2017.

In 2017, CEMIG reported an expense of R$ 1,071million for gas purchased for resale, compared to an expense of R$ 877 million in 2016, an increase of 22.12%. The increase mainly reflects a higher volume of gas purchased (1,309,459 m³ in 2017 compared to 1,063,677 m³ in 2016).

Adjustment for impairment in value of investments

In 2016, CEMIG posted an adjustment for a reduction in value of investments of R$ 763 million related to its investment in Renova. For additional information, see Note 16 to our consolidated financial statements.

Share of (loss) profit, net, of associates and joint ventures

In 2017, CEMIG reported a loss by the equity method of R$ 252 million, which compares with a loss of R$ 302 million reported in 2016. This variation primarily reflects better results from our interest in Light that presented a gain of R$35 million in 2017 compared to a loss of R$121 million in 2016. For more details please refer to Note 16 to our consolidated financial statements.

Net Finance Expenses

Net finance expenses totaled R$ 997 million in 2017, compared to net finance expenses of R$ 1,437 million in 2016. The main factors contributing to this decrease in net finance expenses were:

•

Costs of loans and financing and debt, including transaction costs, decreased by 20.49%, totaling R$1,533 million in 2017, as compared to R$1,928 million in 2016. This decrease is due mainly to the lower variation in the CDI rate: 9.93% in 2017 compared to 14.06% in 2016.

•

Expense on monetary variation in loans and financing decreased by 55.51%, at R$ 109 million in 2017 compared to R$ 245 million in 2016, mainly due to the lower inflation rate posted by the IPCA index (2.95% in 2017 compared to 6.29% in 2016).

•

This decrease was partially offset by an expense on foreign exchange variation of R$53 million in 2017 compared to a net revenue of R$27 million in 2016. This variation is due mainly to an expense recorded in 2017 in the amount of R$57 million related to the issuance of Eurobonds in 2017.

•

The decrease was also partially offset by a reduction in the income from cash investments: R$205 million in 2017 compared to R$317 million in 2016. This result is due to a lower variation of CDI of 9.93% in 2017 (compared to 14.06% in 2016).

•

The decrease was also partially offset by an increase in the monetary updating of court escrow deposits: R$191 million in 2017 compared to R$46 million in 2016. In 2017, CEMIG recorded an amount of R$82 million due to the reversion provision related to the court challenge of the constitutionality of inclusion of the amount of ICMS tax within the base amount on which these contributions are calculated.

Income Tax and the Social Contribution Tax

In 2017, the expense on income tax and the Social Contribution tax totaled R$ 644 million, on income before income tax and social contribution tax of R$ 1,646 million, an effective tax rate of 39.13%.

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

Cash and Cash Equivalents

Cash and cash equivalents on December 31, 2018 totaled R$ 891 million, compared to R$ 1,030 million on December 31, 2017 and R$995 million on December 31, 2016. No cash nor cash equivalents were held in any other currency than the Real. The main components of this variation:

Cash flows from (used in) operating activities

The totals of Net cash generated by operating activities in 2018 and 2017 were, respectively, R$ 1,008 million and R$ 580 million. The higher cash generated in 2018 compared to 2017 mainly reflects the reimbursement received for the São Simão and Miranda hydroelectric plants, and the Company’s increased in profitability.

The totals of net cash generated by operating activities in 2017 and 2016 were, respectively, R$580 million and R$1,213 million. The lower cash generated in 2017 compared to 2016 was mainly due to higher cash outflow in 2017 to cover ‘Parcel A’ non-manageable costs, due to the higher expense of energy due, in turn, to the lower hydroelectric reservoir levels, resulting in the need to store water in the system and to activate thermoelectric plants, resulting in a higher price for power in 2017.

Cash flow from (used in) investing activities

The Company used net cash of R$ 211 million in investing activities in 2018, compared to net cash used in investing activities of R$ 386 million in 2017. The decrease reflects the high volume of the Company’s investments in the distribution system and capital contribution on investees in the period, net of the amounts received from sale of assets – which totaled R$ 655 million in 2018, and R$ 766 million in 2017.

Net cash used in investing activities totaled R$386 million in 2017, compared to net cash used in investing activities of R$614 million in 2016. In 2017, the total invested in securities was R$ 4 million, compared to redemptions of R$1,400 million in 2016. In addition, we made capital injections into investees totaling R$254 million in 2017 compared to R$ 1,455 million in 2016.

Cash flow from (used in) financing activities

Cash used in financing activities in 2018 totaled R$ 936 million, comprising R$509 million related to dividends and interest on capital paid, amortization of financing totaling R$ 3,527 million partially offset by new financing of R$ 2,990 million and subscription of capital by shareholders in the amount of R$110 million.

In 2017, financing activities resulted in a net outflow of R$159 million primarily related to the payment of loans, financing and debentures in the amount of R$4,131 million, R$11 million related to borrowing costs and R$540 million related to dividends and interest on capital paid, which were partially offset by an inflow from loans, financing and debentures of R$3,308 million and subscription of capital by shareholders to be capitalized in the amount of R$1,215 million.

In 2016, financing activities resulted in a net outflow of R$529 million, comprising R$5,591 million paid in amortization of financing; R$675 million paid in dividends and interest on capital; and inflow from financing of R$5,737 million.

Indebtedness

Our indebtedness from loans, financing and debentures (current and non-current) as of December 31, 2018 was R$14,772 million, which was comprised of R$2,198 million of current debt and R$12,574 million of non-current debt. Of our debt as of December 31, 2018, R$5,827 million was denominated in foreign currencies (R$5,826 million of which was U.S. dollar-denominated and R$0,2 million of which was Euro-denominated) and R$8,945 million denominated in reais.

Our indebtedness from loans, financing and debentures (current and non-current) as of December 31, 2017 was R$14,398 million, which was comprised of R$2,371 million of current debt and R$12,027 million of non-current debt. Of our debt as of December 31, 2017, R$3,297 million was denominated in foreign currencies (R$3,293 million of which was U.S. dollar-denominated and R$4 million of which was Euro-denominated) and R$11,100 million denominated in reais.

Our main financing contracts, on a consolidated basis, as of December 31, 2018, are shown in the following table (in millions of Reais):

Financing source	Principal maturity	Annual financial cost %	Currency	2018			2017
				Current	Non-current	Total	Total
FOREIGN CURRENCY
Banco do Brasil: Various Bonds (1) (4)	2024	Various	US$	2	24	26	24
Eurobonds (2)	2024	9.25%	US$	44	5,812	5,856	3,333
KfW (2)	2019	1.78%	EURO	—	—	—	4
(-) Transaction costs				—	(21)	(21)	(15)
(±) Interest paid in advance (3)				—	(34)	(34)	(48)

Debt in foreign currency				46	5,781	5,827	3,298

BRAZILIAN CURRENCY
Banco do Brasil S.A. (2)	2018	140.00% do CDI	R$	—	—	—	742
Banco do Brasil S.A. (4)	2022	146.50% do CDI	R$	37	466	503	500
Caixa Econômica Federal (4)	2018	119.00% do CDI	R$				8
Caixa Econômica Federal (4)	2022	146.50% do CDI	R$	44	583	627	627
Caixa Econômica Federal (5)	2021	TJLP + 2.50%	R$	—	56	56	—
Caixa Econômica Federal (6)	2022	TJLP + 2.50%	R$	—	108	108	—
Eletrobrás (4)	2023	UFIR + 6.00% a 8.00%	R$	13	20	33	50
Large customers (4)	2024	IGP-DI + 6.00%	R$	2	3	5	4
FINEP (2)	2018	TJLP+5.00% e TJLP+8.00%	R$	—	—	—	2
—Banco da Amazônia S.A. (2)	2018	CDI + 1.90%	R$	—	—	—	122
Sonda (7)	2021	110.00% do CDI	R$	—	46	46	42
Promissory Notes – 9th Issue—single series (4)	2019	151.00% do CDI	R$	426	—	426	—

Financing source	Pricipal maturity	Annual financial cost %	Currency	2018			2017
				Current	Non-current	Total	Total
(-) FIC Pampulha—Securities of subsidiary companies (9)				(25)	—	(25)	—
(-)Transaction costs				(2)	(11)	(13)	(26)
Debt in Brazilian currency				495	1,271	1,766	2,071

Total of loans and financing				541	7,052	7,593	5,369

Debentures—3th Issue—2nd Series (2)	2019	IPCA + 6.00%	R$	156	—	156	301
Debentures—3th Issue—3rd Series (2)	2022	IPCA + 6.20%	R$	53	996	1,049	1,011
Debentures—5th ª Issue—single series (2)	2018	CDI + 1.70%	R$	—	—	—	703
Debentures—6th Issue—1st Series (2)	2018	CDI + 1.60%	R$	—	—	—	508
Debentures—6th Issue—2nd Series (2)	2020	IPCA + 8.07%	R$	17	16	33	32
Debentures—7th Issue—Single Series (2)	2021	140.00% do CDI	R$	342	681	1,023	1,683
Debentures—3th Issue—1st Series (4)	2018	CDI + 0.69%	R$	—	—	—	447
Debentures—3th Issue—2nd Series (4)	2021	IPCA + 4.70%	R$	569	1,027	1,596	1,537
Debentures—3th Issue—3rd Series (4)	2025	IPCA + 5.10%	R$	41	916	957	921
Debentures—4th Issue—Single Series (4)	2018	CDI + 4.05%	R$	—	—	—	20
Debentures—5th Issue—Single Series (4)	2022	146.50% do CDI	R$	112	1,468	1,580	1,576
Debentures—6th Issue—Single Series (4)	2020	CDI + 1.75%	R$	276	275	551	—
Debentures (8)	2018	CDI + 1.60%	R$	—	—	—	100
Debentures (8)	2018	CDI + 0.74%	R$	—	—	—	34
Debentures (8)	2022	TJLP+1.82% (69%) e Selic+1.82% (31%)	R$	33	92	125	155
Debentures (8)	2019	116.50% do CDI	R$	50		50	50
Debentures (8)	2023	CDI + 1.50%	R$	20	80	100	—
Debentures 2th Emissão—Série Única (7)	2019	128.50% do CDI	R$	—	—	—	26
(-) FIC Pampulha: Securities of subsidiary companies (9)				—	—	—	(25)
(-) Transaction costs				(12)	(29)	(41)	(50)

Total, debentures				1,657	5,522	7,179	9,029

Overall total				2,198	12,574	14,772	14,398

(1)

Net balance of the Restructured Debt comprising bonds at par and discounted, with balance of R$ 174,790, less the amounts given as Deposits in guarantee, with balance of R$ 148,854. Interest rates vary – from 2 to 8% p.a.; six-month Libor plus spread of 0.81% to 0.88% p.a.

(2)	CEMIG Geração e Transmissão.
(3)	Advance of funds to achieve the yield to maturity agreed in the Eurobonds contract.
(4)	CEMIG Distribuição.
(5)	In Central Eólica Praias de Parajuru, resulting from the transactions to eliminate cross-shareholdings between CEMIG GT and Energimp. For more details please see Note 17 to the financial statements.
(6)	Central Eólica Volta do Rio – result of elimination of cross-shareholdings between CEMIG GT and Energimp. For more details please see Note 17 to the financial statements.
(7)	CEMIG Company. Arising from merger of CEMIG Telecom.
(8)	Gasmig.
(9)	FIC Pampulha has financial investments in securities issued by subsidiary companies of the Company. For more information and characteristics of this fund, see Note 31 to the financial statements.

2018

The following financing contracts were entered into during the year ended December 31, 2018:

Issuance of Commercial Promissory Notes

In May 2018, CEMIG D issued Commercial Promissory Notes in the amount of R$400 million, due on October 24, 2019. The promissory notes bear interest at 151% of the CDI Rate, which will be paid on the maturity date. The proceeds will be used to recompose CEMIG D’s cash, due to the payment of the 3rd issuance of debentures, and to enhance working capital. The issuance is guaranteed by CEMIG and benefits from collateral composed of a fiduciary assignment (alienação fiduciária) of shares issued by Gasmig. The Commercial Promissory Notes have restrictive financial covenants, requiring the maintenance of a Net Debt/EBITDA ratio less than or equal to: (A) for CEMIG: (i) 4.5x for June 2018; (ii) 4.25x for the fiscal year 2018; and (iii) 4.25x for June 2019; and (B) for CEMIG D (i) 7.5x for June 2018; (ii) 4.5x for the fiscal year 2018; and (iii) 3.8x for June 2019.

On December 19, 2018, CEMIG D completed the public offering of the 6th issuance of simple non-convertible secured debentures, in a single series, under which 550,000 debentures, with par value unit of R$1,000, at the issue date of December 3, 2018, in a total amount of R$550 million that shall be paid in 12 monthly installments, maturing on June 3, 2020. The net proceeds from the issuance were used for replenishment of the CEMIG D’s cash position due to expenses related to purchased energy and for the payment of debts maturating in February 2019. The debentures pay interests of CDI plus 1.75% per year. The interest will be paid monthly, with the first installment due on January 3, 2019 and the last installment on the maturity date. The debentures are guaranteed by (i) CEMIG´s Guaranty; (ii) fiduciary assignment (alienação fiduciária) of 33.37% common shares issued by Gasmig. The indenture also has restrictive financial covenants, requiring the maintenance of minimum capitalization rate as expressed by Net Debt/EBITDA plus dividends received that shall be equal or below (A) for CEMIG D: (i) 4.50x for the fiscal year of 2018; (ii) 3.80x for June 2019; (iii) 3.80x for the fiscal year of 2019; inclusive. and (B) for CEMIG (i) 4.25x for the fiscal year of 2018; (ii) 4.25x for June 2019; (iii) 3.50x for the fiscal year of 2019; inclusive.

CEMIG GT’s retap of Eurobonds

On July 18, 2018, CEMIG GT issued an additional US$500 million of its Eurobonds. The proceeds were used to repay debt. As with the original issuance of Eurobonds by CEMIG GT in December 2017, the issuance was hedged by a coupon swap and a call spread on the principal, in order to protect the company against foreign exchange volatility.

2017

The following financing contracts were entered into during the year ended December 31, 2017:

CEMIG’s Bank Debt Refinancing

In 2017, CEMIG entered into negotiations with its main creditors in connection with the Bank Debt Refinancing, representing up to R$3.4 billion of debt, in order to refinance short and medium term indebtedness of CEMIG GT and CEMIG D and to balance CEMIG’s short and medium term cash flows. The reprofiling involved extending the amortization schedules of existing debt maturities, ranging from 2017 through 2020, into facilities with a principal amortization grace period in 2018 and final maturities in 2022.

In December 2017, CEMIG D concluded the reprofiling by means of a local notes issuance in the amount of R$1,575 million and amendments to debt agreements entered into with Banco do Brasil (R$500 million) and Caixa Econômica Federal – CEF (R$625 million). As to CEMIG GT, there were amendments to debt agreements entered into with Banco do Brasil (R$741 million). In the aggregate, the bank debt reprofiling reached approximately R$3.4 billion. The new debt of CEMIG D will pay interest of 146.5% of CDI (local interest rate), whereas the new debt of CEMIG GT will pay interest of 140% of CDI. The amortization of principal will begin in January 2019, with 36 equal monthly payments for CEMIG GT, and the amortization of principal will begin in July 2019, with 36 monthly payments corresponding to an annual distribution of 6.75% in 2019, 13.50% in 2020, 27% in 2021, 11.25% and a balloon of 41.50% in 2022, for CEMIG D.

The Bank Debt Refinancing did not involve a principal reduction and the new facilities are senior secured indebtedness. The collateral for CEMIG GT’s Bank Debt Refinancing is comprised of a cash sweep on CEMIG GT’s asset sales (35% of every asset sale), a pledge on dividends earned from some of CEMIG and CEMIG GT’s subsidiaries (TAESA, Aliança, CEMIG Geração Carmagos S.A., CEMIG Geração Itutinga S.A., CEMIG Geração Leste S.A., CEMIG Geração Oeste S.A., CEMIG Geração Salto Grande S.A., CEMIG Geração Sul S.A. and CEMIG Geração Três Marias S.A.), a fiduciary assignment (alienação fiduciária) of 34.34% of the preferred shares issued by Gasmig, a pledge on receivables (R$125 million per month for the life of the new debt facility) and an escrow account equal to the amount of the next three payments due. The collateral for CEMIG D’s Bank Debt Refinancing, shared among the local debentures, Caixa Econômica Federal – CEF and Banco do Brasil, is comprised of: (i) a cash sweep on CEMIG’s asset sales (35% of every asset sale) and (ii) a pledge on certain receivables (R$400 million per month for the life of the new debt facility with respect to the local debentures and a debt agreement entered into with Caixa Econômica Federal – CEF, and other receivables with respect to the debt agreements entered into with Caixa Econômica Federal – CEF and Banco do Brasil). In addition, the collateral for the debt agreements entered into with Banco do Brasil also includes a pledge of receivables (duplicate invoice). There is also a corporate guarantee by CEMIG of both CEMIG D and CEMIG GT’s Bank Debt Refinancing.

CEMIG GT’s issuance of Eurobonds

In the same context of lengthening the amortization schedule, CEMIG GT issued the Eurobonds in December 2017. The issuance was priced in December with a 9.25% coupon and 9.5% yield and the proceeds were used to repay existing short-term debt. The bonds will pay interests semiannually and the principal will fall due in December 2024, with an option for prepayment, without premium after 6 years from issue. The issuance was hedged by a coupon swap and a call spread on the principal, in order to protect the company against foreign exchange volatility.

The Eurobonds contain certain restrictive covenants which, among other things, limit CEMIG GT’s ability to (i) incur additional debt; (ii) make certain dividend payments, redeem capital stock and make certain investments; (iii) transfer and sell assets; (iv) enter into any agreements that would limit the ability of subsidiaries to pay dividends or make distributions; (v) create liens on assets; (vi) effect a consolidation, merger or sale of assets; and (vii) enter into transactions with affiliates. The Eurobonds also contain certain financial maintenance covenants applicable to CEMIG and CEMIG GT. The indenture governing the Eurobonds contains customary events of default. CEMIG GT has the right, at its option, to redeem any of the Eurobonds, in whole or in part, at any time on or after December 5, 2023, at the redemption prices set forth in the indenture governing the Eurobonds. Prior to December 5, 2023, CEMIG GT has the right, at its option, to redeem the Eurobonds, in whole but not in part, at a redemption price equal to the greater of (i) 100% of the principal amount of such Eurobonds and (ii) the sum of the present value at such redemption date of (a) the redemption price of the Eurobonds on December 5, 2023 plus (b) all required interest payments on the Eurobonds through December 5, 2023 (excluding accrued but unpaid interest to the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus in each case any accrued interest on the principal amount of the Eurobonds to, but excluding, the date of redemption.

2016

The following financing contracts were entered into during the year ended December 31, 2016:

Debentures Issuance and Refinancing of Banco do Brasil Credits

On December 29, 2016 CEMIG GT completed the public offering of the 7th issuance of simple non-convertible secured debentures, in a single series, with restricted placement efforts, under which 224,000 debentures, with par value unit of R$10,000, at the issue date of December 23, 2016, in a total amount of R$2,240 million that shall be paid in 37 monthly installments, with final maturity date on December 23, 2021. The net proceeds from the issuance were used for the repayment of 144 Commercial Promissory Notes of its 6th Commercial Notes Public Issuance and for replenishment of the CEMIG GT’s cash position. The debentures pay an interest equal to 140% of the CDI rate per year. The interest will be paid monthly, with the first installment due on January 23, 2017 and the last installment on the maturity date. The debentures are guaranteed by (i) CEMIG’s Guaranty; (ii) fiduciary assignment of receivables of CEMIG GT; and (iii) fiduciary assignment (alienação fiduciária) of 49% common shares issued by CEMIG Geração Carmagos S.A., CEMIG Geração Itutinga S.A., CEMIG Geração Leste S.A., CEMIG Geração Oeste S.A., CEMIG Geração Salto Grande S.A., CEMIG Geração Sul S.A. and CEMIG Geração Três Marias S.A. (together “CEMIG GT – SPEs”). The Indenture also has a restrictive financial covenants for CEMIG, requiring the maintenance of minimum capitalization rate as expressed by Net Debt/EBITDA plus dividends received that shall be equal or inferior than (i) 4.5x for the fiscal year of 2017; (ii) 4.35x for the fiscal year of 2018; (iii) 3.5x for the fiscal year of 2019; (iv) 3.0x for the fiscal year of 2020; and (v) 2.5x for the fiscal year of 2021, inclusive. Additionally, CEMIG GT’s 7th issuance of debentures had a provision in which, in case there was a debt issuance abroad, CEMIG GT undertook to use 40% of the proceeds to carry out the early redemption or extraordinary amortization of the debentures. CEMIG GT’s 7th issuance of debentures also had a provision in which, in case there was an asset sale, CEMIG GT undertook to use 40% of the proceeds to carry out the early redemption or extraordinary amortization of the debentures. However, if more than 50% of the debentures had already been prepaid, 20% of the proceeds had to be used to carry out an early redemption or extraordinary amortization. The indenture governing the 7th issuance of debentures was amended in April 2018 to reduce to 20% the percentage of a debt issuance abroad or of an asset sale that has to be used to carry out an early redemption or extraordinary amortization of the 7th issuance of debentures.

On October 21, 2016 CEMIG D repaid to Banco do Brasil S.A. two Commercial Credit Notes issued on May 27, 2010, as amended on May 10, 2013 and on April 22, 2016 with final maturities in April 2018, paying the total principal amount of R$600 million, plus interest, calculated up to the date of settlement, of R$25 million. The payment was made from CEMIG D’s own funds.

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

Issues of Promissory Notes

On July 1, 2016, CEMIG GT concluded its 7th issuance of Commercial Promissory Notes, comprised of 124 notes, representing a total of R$620 million. The net proceeds were used to pay the second portion of the concession grant fee for the hydroelectrical plants in Lot D of ANEEL Auction No. 12/2015, and to improve CEMIG GT’s working capital. The Promissory Notes pay interest equal to 128% of the average one-day ‘DI’ rate, the daily interbank deposit rate, to be paid on the maturity date. The notes initially had a 360 day term, but they were amended to mature on December 7, 2017 and the final value that was paid at maturity was R$599 million.

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

Because we have a significant portion of our financing, totaling R$2,198 million, due for payment in 2019, we need short- term funds to pay and refinance these obligations. As a state company, we are subject to restrictions, under present laws and regulations, in relation to financing and our capacity to obtain financing in certain situations, including registration of foreign financing with the Brazilian Central Bank. In addition, financial institutions in Brazil are subject to restrictions on exposure to the risks related to State governments, governmental bodies and state-controlled companies such as CEMIG. Still, such restrictions do not prohibit local financial institutions from acquiring debentures and other local debt instruments issued by CEMIG or, even, to extend credit if they have room in their limit exposure. However, there can be no assurance that these restrictions may not be amended and, therefore, hinder our ability to obtain financing in the future. See “Item 3. Key Information – Risk Factors – Risks Relating to CEMIG – We are subject to restrictions on our ability to make capital investments and to incur indebtedness, which could adversely affect our business, results of operations and financial condition.”

The recent changes in the regulations of the energy sector, especially those introduced for generation and the transmission by Law No. 12,783/13, and the tariff review of CEMIG D, which occurred in April 2013, have demanded more precise budget planning. In 2016, we covered our expenditure on capital and investments in acquisitions and met our needs for liquidity through a combination of cash flow from operations and financing. In 2017, we met our liquidity needs, through a combination of cash flow from operations and financing, including the issuance of Eurobonds. The same happened in 2018, when we issued local notes and retaped the international bond market. Since we principally use cash generated by operations to provide funding for our liquidity and capital needs, factors that result in an increase or reduction of our revenues and net income could have a corresponding effect on our access to sources of liquidity.

In the long term, we foresee that it will be necessary to make significant capital expenditures on maintenance and updating of our generation, transmission, and distribution facilities, and we expect to employ various sources of liquidity, such as cash flow from operations and financing, in relation to such needs.

CEMIG Financing Guarantees

CEMIG has provided total financing guarantees in the amount of R$4,538 million, as described below.

Related party	Relationship	Type	Objective	2018	Maturity
				(R$ ‘000)
Norte Energia (NESA)	Affiliated	Surety	Financing	2,571,420	2042
Light	Jointly-controlled entity	Counter-guarantee	Financing	683,615	2042
Santo Antônio Energia (SAESA)	Jointly-controlled entity	Surety	Financing	875,297	2034
Santo Antônio Energia (SAESA)	Jointly-controlled entity	Surety	Debentures	400,726	2037
Centroeste	Jointly-controlled entity	Surety	Financing	6,816	2023

				4,537,874

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

NESA entered into a financing agreement No. 12.2.1238.1 with BNDES, dated as of December 18, 2012, in the amount of R$9.815 billion, with final maturity date on January 15, 2042, which proceeds were used for the construction of Belo Monte hydroelectrical complex. The interest rate is TJLP with a spread of 2.25% per year, to be paid along with the amortization of the principal amount. This agreement is guaranteed by (i) pledge of the shares issued by NESA and held by its shareholders; (ii) fiduciary assignment of credit rights; and (ii) guaranty by CEMIG, with a limited liability up to 4.79% of the total amount of the agreement.

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

SAESA entered into a financing agreement No. 1/2013 with Banco Santander (Brasil) S.A., Banco Bradesco S.A., Banco do Brasil S.A., Banco Itaú BBA S.A., Caixa Econômica Federal, and BES Investimento do Brasil S.A. – Banco de Investimento, dated as of August 28, 2013, in the amount of R$995 million, with final maturity date on March 15, 2034, which proceeds were used to the construction of Santo Antônio hydroelectrical complex. The interest rate varies between 3.8% to 2.8%, per year, to be paid along with the amortization of the principal amount. This agreement is guaranteed by (i) pledge of the shares issued by SAESA and held by MESA; (ii) fiduciary assignment of credit rights; (iii) equity support agreement by Santo Antônio’s shareholders and (ii) guaranty by CEMIG, with a limited liability up to 10% of the total amount of the agreement.

On December 14, 2018, SAESA entered into an agreement with BNDES and the other creditors concerning the reprofiling of the abovementioned financing, allowing the company to use the funds in the reserve account, extending the debt maturity until 2040, rearranging the guarantee structure, as well as changing the indexation of BNDES contracts.

Santo Antônio entered into a financing agreement No. 1/2009 with Banco Santander S.A., Banco Bradesco S.A., Banco do Brasil S.A., Unibanco – União de Bancos Brasileiros S.A., Banco do Nordeste do Brasil S.A., Banco Itaú BBA S.A., Caixa Econômica Federal, Banco da Amazônia S.A. and BES Investimento do Brasil S.A. – Banco de Investimento, dated as of March 11, 2009, in the amount of R$3 billion, with final maturity date on March 15, 2034, which proceeds were used to the construction of Santo Antônio hydroelectrical complex and its transmission system. The interest rate varies between 3.8% to 2.8%, per year, to be paid along with the amortization of the principal amount. This agreement is guaranteed by (i) pledge of the shares issued by Santo Antônio and held by MESA; (ii) fiduciary assignment of credit rights; (iii) equity support agreement by SAESA’s shareholders and (ii) guaranty by CEMIG, with a limited liability up to 10% of the total amount of the agreement.

SAESA entered into a credit facility agreement No. 08.2.1120.1 with BNDES, dated March 4, 2009, in the amount of R$ 3.09 billion, with final maturity date on March 15, 2034 which proceeds were used to the construction of Santo Antônio hydroelectrical complex and its transmission system. The interest rate is TJLP with a spread of 2.4% per year, to be paid along with the amortization of the principal amount. This agreement is guaranteed by (i) pledge of the shares issued by Santo Antônio and held by MESA; (ii) fiduciary assignment of credit rights; (iii) equity support agreement by Santo Antônio’s shareholders and (ii) guaranty by CEMIG, with a limited liability up to 10% of the total amount of the agreement.

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

Restricted Covenant Clauses

The Company has contracts with covenants linked to financial ratios, as follows:

Title - Security	Covenant	Ratio required – Issuer	Ratio required Cemig (guarantor)	Ratio required – Parajuru and Volta do Rio	Compliance required
7th Debenture Issue Cemig GT (1)	Net debt / (Ebitda + Dividends received)	The following or less: 5.0 in 2018 4.5 in 2019 3.0 in 2020 2.5 in 2021	The following or less: 4.25 in 2018 3.5 in 2019 3.0 in 2020 2.5 in 2021	—	semi-annually
Eurobonds Cemig GT (3)	Net debt / Ebitda adjusted for the Covenant	The following or less: 5.5 on June, 30, 2018 5.0 on Dec. 31, 2018 5.0 on June, 30, 2019 4.5 on Dec. 31, 2019 4.5 on June, 30, 2020 3.0 on Dec. 31, 2020 3.0 on June, 30, 2021 2.5 on/after Dec. 31, 2021	The following or less: 5.0 on June, 30, 2018 4.25 on Dec. 31, 2018 4.25 on June, 30, 2019 3.5 on Dec. 31, 2019 3.5 on June, 30, 2020 3.0 on Dec. 31, 2020 3.0 on June, 30, 2021 3.0 on/after Dec. 31, 2021	—	semi-annually
Bank Credit Notes of Banco do Brasil and Caixa Econômica Federal; and 5th and 6th Debenture Issue and 9th Note Issue Cemig D (3)	Net debt / (Ebitda + Dividends received) Current liquidity

The following or less:

7.5 on June, 30. 2018

4.5 on Dec, 31. 2018

3.8 on June, 30. 2019

3.8 on Dec, 31. 2019

3.3 on June, 30. 2020

3.3 on Dec, 31. 2020

3.3 on June, 30. 2021

3.3 on/after Dec, 31. 2021

0.6x or more on/after June. 30. 2018

The following or less:

4.5 on June, 30, 2018

4.25 on December, 31, 2018

4.25 on June, 30, 2019

3.5 on December, 31, 2019

3.5 on June, 30, 2020

3.0 on December, 31, 2020

3.0 on June, 30, 2021

2.5 on/after December, 31, 2020

0.6x or more on/after June. 30. 2018

				— —	semi-annually
Debentures GASMIG (4)	Overall indebtedness (Total liabilities/Total assets)	Less than 0.6	—	—	Annual
	Ebitda / Debt servicing	1.3 or more	—	—	Annual
	Ebitda / Net finance income (expenses)	2.5 or more	—	—	Annual
	Net debt / Ebitda	2.5 or more	—	—	Annual
Financiamento Caixa Econômica Federal Parajuru e Volta do Rio (5)	Debt servicing coverage index Equity / Total liabilities Share capital subscribed in investee / Total investments made in the project financed	— — —	— — —	1.20 or more 20.61% or more (Parajuru) 20.63% or more (Volta do Rio) 20.61% or more (Parajuru) 20.63% or more (Volta do Rio)	Annual (during amortization) Permanent assets Permanent assets

(1)	7th Issue of Debentures by Cemig GT, in December 2016, of R$ 2,240.
(2)

In the event of a possible overrun of the financial maintenance covenants, interest will automatically be increased by 2% p.a. during the period in which they remain exceeded. There is also an obligation to comply with a ‘maintenance’ covenant – which requires that the debt in Cemig Consolidated (as per financial statements), shall have asset guarantee for debt of 1.75x Ebitda (2.0 in December 2017); and a ‘damage’ covenant, requiring real guarantee for debt in Cemig GT of 1.5x Ebitda.

(3)	The instruments described above have compliance requirements for their covenants with specific ratios up to their maturity dates, as shown in the detail table at the beginning of this Note.
(4)

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

(5)

The financing contracts with Caixa Econômica Federal for the Praias de Parajuru and Volta do Rio wind power plants have financial covenants with compliance relating to early maturity of the remaining balance of the debt. Compliance with the debt servicing coverage index is considered to be demandable only annually and during the period of amortization, which begins in July 2020.

At the end of December 31, 2018, all the covenants were complied with.

Certain loans, financing and debentures agreements of Light S.A. and subsidiaries has clauses that may cause the early maturity of debt, including cross default. The early maturity only occurs when one of the ratios has not been complied with in two consecutive quarters or four intercalate quarters, and when certain nonfinancial covenants have not been complied with. Loans, financing and debentures agreements require that Light S.A. and subsidiaries to maintains certain net debt/EBITDA ratios and covenants. On December 31, 2018, Light S.A. and subsidiaries were in conformity with the required debt covenants, except for the Bonds. The Bonds have restrictive debt covenants and, on December 31, 2018, the subsidiary exceeded the limit of 3.50 times net debt/EBITDA ratio, thus being obliged to respect the limits for contracting new debts until it resumes compliance with the established covenants As of December 31, 2018, the lack of compliance by Light to the debt/EBITDA ratio had no impact in any other covenants of Light and/or the Company.

Review of Compliance and Corporate Governance System

CEMIG has undertaken a number of initiatives to boost its compliance and corporate governance system, including revising its bylaws in light of the new State Companies Law (Law No. 13,303/16), its code of ethics in light of the Brazilian Anticorruption Law (Law No. 12,846/13), maintaining a compliance program (current cycle 2016/2018) and providing training on its code of conduct to all of its employees.

Research and Development

We dedicate ourselves to projects that use technological advances not only in energy systems, but in all fields related to energy, such as development of alternative energy sources, environmental control, performance of energy systems and safety optimization.

CEMIG currently invests around R$ 38 million in research projects and Development (R&D). In 2018, CEMIG transferred R$ 38 million to the National Scientific and Technological Development Fund (Fundo Nacional de Desenvolvimento Científico e Tecnológico, or “FNDCT”), a federal fund to support research and development, and R$ 19 million to the Energy Research Company (Empresa de Pesquisa Energética, or “EPE”).

In 2017, we invested R$40 million in research and development, and transferred R$37.8 million to the FNDCT, and R$18.9 million to the EPE.

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

As to the question of reliability of supply of energy, the structural capacity of the system is adequate to meet the market’s needs for consumption of energy, and the expansion of generation and transmission capacity currently in development will be able to meet the expected demand for consumption from the market. Rates of growth of energy consumption in Brazil in recent years have been 2.1% (2014-2015), -0.9% (2015-2016), 4.2% (2016-2017) and 3.73% (2017-2018), as a result of strong recovery of energy consumption after two years of economic recession. The Brazilian Federal Government has been successful with the “new supply” auctions starting in 2005 – which have made possible the construction of new projects such as the Santo Antônio hydroelectrical plant (3,150 MW) and the Jirau hydroelectrical plant (3,750 MW), on the Madeira River; the Belo Monte plant (11,233 MW) on the Xingu River; and the Teles Pires plant (1,820 MW) on the Teles Pires River, in accordance with the needs of the distribution companies for acquisition of energy.

Regarding capital expenditures, in 2019 we plan to make capital investments in relation to our fixed assets in the amount of approximately R$ 1,367 million, corresponding to our basic program. We expect to allocate these expenditures primarily to the expansion of our distribution system. We will also allocate R$ 372 million for injection of capital into subsidiaries in 2019, to meet specific capital needs. For more details see item 4 (Capital Expenditures).

Commitments

CEMIG GT and the private pension plan entities participating in the investment of SAAG entered into put option agreements exercisable by the funds in July 2021. The exercise price of the put options will correspond to the amount invested by each private pension plan, adjusted pro rata temporis, by the IPCA index as published by the IBGE, plus interest at 7% p.a., discounting dividends and interest on capital that have already been paid by SAAG to the private pension plan entities. For more details please see Note 16 to our consolidated financial statements.

CEMIG and its subsidiaries have commitments that include acquisition of energy from Itaipu, acquisition of energy at auctions, physical quota guarantees and other commitments, as follows as of December 31, 2018:

	2019	2020	2021	2022	2023	After 2024	Total
Purchase of energy from Itaipu	1,352	1,416	1,381	1,440	1,532	45,656	52,777
Purchase of energy – auctions	2,753	3,129	3,525	3,808	4,293	85,444	102,952
Purchase of energy –‘bilateral contracts’	314	333	349	366	385	469	2,216
Quotas for Angra 1 and Angra 2	267	285	291	305	321	12,431	13,900
Transport of energy from Itaipu	233	237	220	207	217	6,962	8,076
Other energy purchase contracts	3,963	3,041	3,057	3,814	3,395	37,159	54,429
Physical quota guarantees (1)	858	896	933	979	1,028	39,890	44,584
Operating leasing transactions (2)	75	69	30	—	—	—	174

Loans, financing and debentures	2,198	1,927	2,098	2,060	251	6,238	14,772
Total	12,013	11,333	11,884	11,125	11,422	234,249	293,880

1)	ANEEL apportions the physical guarantee of the generators that are in the regime of quotas among the distributors, the parcels of the apportionment are called quotas of physical guarantee.
2)

This refers to the total of non-cancellable future minimum payments on vehicle rental for the company’s end-activities, with annual adjustment by the IGP–M inflation index, without renewal clauses; and rental of real estate properties at the administrative headquarters for end-activities (more details in Note 31 to our financial statements).

We do not have any material off-balance sheet arrangements.

Item 6.	Directors, Senior Managers and Employees

Directors and Senior Management

CEMIG is managed by its Board of Directors, composed of 9 members, and by the Executive Board, which consists of 7 Executive Officers. The Minas Gerais State Government, as the majority shareholder, has the right to elect the majority of the members of the Board of Directors. Every holder of CEMIG common shares has the right to vote in an election for members of our Board of Directors. Under the Brazilian Corporation Law, any shareholder holding at least 5% of CEMIG’s common shares in circulation may request the adoption of a multiple vote procedure, which confers upon each share a number of votes equal to the present number of members of the Board of Directors and gives the shareholder the right to accumulate his or her votes in a sole candidate, or distribute them among several.

Under the Brazilian Corporation Law, holders of preferred shares representing at least 10% of CEMIG’s share capital, and also holders of common shares representing at least 15% of its registered capital (other than the controlling shareholder) have the right to elect a member of the Board of Directors in a separate election. If none of the holders of common shares or preferred shares qualifies under the minimum limits specified above, shareholders representing, in the aggregate, a minimum of 10% of the share capital may combine their holdings to elect a member of the Board of Directors.

CEMIG and its wholly-owned subsidiaries CEMIG GT and CEMIG D all have the same Board of Directors, Fiscal council and Executive Board, and any exceptions must be approved by the Board of Directors.

Board of Directors

CEMIG’s Board of Directors meets, ordinarily, at least once a month and, extraordinarily, whenever called by its Chairman, Vice-Chairman, or by one-third of its members, or by the Executive Board (“Board of Executive Officers”). Its responsibilities include setting the corporate strategy, general orientation of CEMIG’s businesses, approval of certain significant transactions, and the election, dismissal and monitoring of our Executive Officers.

All members of the Board of Directors are elected by the Shareholders’ General Meeting. No member of the Board of Directors has any employment contract with CEMIG, or with any subsidiary, that provides for any benefit in the event of its termination.

Under CEMIG’s by-laws, the Board of Directors is made up of 9 members, elected for a concurrent period of two years, with a maximum of three consecutive renewals, observing the requirements and prohibitions established in the applicable legislation and regulations.

The following rules apply to the composition of the Board of Directors:

(a) The following two groups of shareholders each have the right to elect one member, in separate votes, in accordance with the applicable legislation: (i) the minority holders of common shares, and (ii) the holders of preferred shares.

(b) At least 25% of the members must be independent, or at least one of them, if there is a decision for the minority shareholders to exercise their option to use the multiple vote mechanism.

(c) The employees have the right to elect one member.

(d) In any event, the majority of the members shall be elected by the controlling shareholder of the Company.

Currently, the seats are occupied by five members appointed by the Minas Gerais State Government, three members appointed by minority shareholders, and one appointed as the representative of the employees, as per Article 19 of the Law 13303/16.

The period of office of the present members of the Board of Directors expires at the Annual General Meeting of Shareholders to be held in April 2020. The names and positions and dates of initial appointment of the present board members are as follows:

Name	Position	Date of first appointment
Márcio Luiz Simões Utsch (1)	Chair	March 25, 2019
Cledorvino Belini (1)	Board Member	March 25, 2019
Antônio Rodrigues dos Santos e Junqueira (1)	Board Member	March 25, 2019
José Reinaldo Magalhaes (1)	Board Member	March 25, 2019
Romeu Donizete Rufino (1)	Board Member	March 25, 2019
Renata Bezerra Cavalcanti (2)	Board Member	March 25, 2019
Marcelo Gasparino da Silva (2)	Board Member	May 2, 2016
José João Abdalla Filho (2)	Board Member	April 30, 2014
Márcio José Peres (3)	Board Member	March 25, 2019

(1)	Elected by State of Minas Gerais and other shareholders
(2)	Elected by minority shareholders
(3)	Elected by a representative of the employees

Below is biographical information about each member of the Board of Directors:

Márcio Luiz Simões Utsch—Mr. Utsch was born in 1959 and earned a degree in law. He held executive positions in the department store Mesbla S.A., as General Manager of Purchasing and Operations; in the electronics games company Gradiente Entertainment, as Chief Officer for Sales and Distribution Logistics; and joined Alpargatas S.A. in 1997, where he acted as CEO from 2003 to 2019, when he retired at the age of 60.

Cledorvino Belini – Mr. Belini has a degree in business administration from Mackenzie University, a postgraduate and master’s degree from USP and an MBA from FDC/Insead. Over his 44-year career at Fiat, Mr. Belini served as its CEO in Brazil and Latin America for 11 years (2004-2015), and in 2009 he joined the Fiat Group Executive Council (GEC), the highest governing body of the Fiat Group worldwide. In 2010–2013 he was president of the Brazilian Vehicle Manufacturers’ Association (Anfavea). Since October 2017 he is an Independent Member of the Board of Directors of the JBS group.

Antônio Rodrigues dos Santos e Junqueira – Mr. Junqueira is the Founding Partner of Vinland Capital, and since May 2018, is responsible for the Company and Equity Research department. He held the position of Executive Director and Partner at Banco BTG Pactual and was responsible for the Electricity and Water Services Sectors, on the sellers’ side (from 2007 to 2018). Additionally, he worked in the Company and Equity Research Department at UBS Investment Bank from 2005 to 2006.

José Reinaldo Magalhães – Mr. Magalhães was Manager of private equity FIP funds at BR-Investimentos and Bozano Investimentos Gestoras de Recursos from 2009 to 2015, as team member he was responsible for the Funds’ investment and disinvestment decisions. From 2006 to 2018, he held the position of Director of Investments at the Institutional Investor Department at PREVI (Banco do Brasil pension fund). At Banco do Brasil he was Assistant Manager of the New York branch (from 2004 to 2005), Deputy Manager at the Chicago Representative Office (from 2002 to 2004), and Executive Manager at the Director’s Department for Planning and Risk Management (from 1998 to 2002). At PREVI, he was Division Manager of the International Financial Institutions Management (from 1995 to 1998) and Trainee at the Overseas Manager Training Program in São Paulo, Austin and London (from 1994 to 1998). He was an Analyst at the Technical Department of BB-B1 Banco de Investimentos (from 1990 to 1994). He joined DETEC in October 1975, and from 1983 to 1989 he was Technical Adviser at the Minas Gerais State Supervision Office of DETEC.

Romeu Donizete Rufino—Mr. Rufino was born in 1956. From 1978 to 1982 he joined PricewaterhouseCoopers as an assistant and became supervising Auditor. At Eletronorte he was Manager of the Accounts Department (from 1983 to 1998), and advisor to the Chief Financial Officer’s Department. During this period, he served on the Audit Boards of Companhia Energética de Brasília (CEB) and Previnorte (the Eletronorte pension fund). At ANEEL (Brazilian Electricity Regulatory Agency) he was General Manager of Inspection (from 1998 to 2006), Director (2006 to 2013), and Director General (from 2013 to 2018).

Renata Bezerra Cavalcanti—Mrs. Cavalcanti was Division head of Petrobras (from 1995 to 2000) and Energy Secretariat (from 2007 to 2012). She is Council member of Firjan (Rio de Janeiro Industries Federation) since 2012 and a member of the Energy Board of the Rio de Janeiro Chamber of Commerce since 2014.

Marcelo Gasparino da Silva – Mr. Silva was born in 1971. He is a lawyer specializing in corporate tax law, with a degree from ESAG, and MBA in Controllership, Auditing and Finance. He began his executive career in 2007 as Legal and Institutional Director of Celesc. He is the Coordinator of the Santa Catarina Chapter, Holder of Board Member Certification from, and a member of the Council of, IBGC (the Brazilian Corporate Governance Institute). He is Chair of the Board of Directors of Usiminas, and is a member of the Board of Directors of Bradespar and Eternit. He has served as a Member of the Boards of Directors of Eletrobras, Celesc, AES Eletropaulo, Tecnisa and SC Gás, and as a member of the Fiscal councils of Bradespar, AES Eletropaulo, AES Tietê and Renuka do Brasil. He is Coordinator of the Legal and Compliance Committee of Eternit. He is the spokesperson of the GGG (Corporate Governance Group).

José João Abdalla Filho – Mr. Abdalla Filho was born in 1945. He holds the position of banker, CEO and controlling shareholder of Banco Clássico S.A.; Substitute Member of the Board of Directors of CEG (Companhia Distribuidora de Gás do Rio de Janeiro) and Substitute Member of the Board of Directors of Tractebel Energia S.A.; CEO of Dinâmica Energia S.A.; and CEO of Social S.A. Mineração e Intercâmbio Comercial e Industrial.

Márcio José Peres – Mr. Márcio José Peres has a degree in electrical engineering from the Federal University of Uberlândia, and MBA in management practice from Ibmec. He has worked at CEMIG since 1989, serving in a range of management functions since 2004. At present he is General Manager for Implementation and Operational Management of Wholly-owned Subsidiaries and Jointly-owned Projects. He also serves as a statutory director of wholly-owned subsidiaries of the CEMIG Group.

Significant Civil and Criminal Proceedings Involving Key Management Members

Mr. Marcelo Gasparino da Silva, a member of the Board of Directors of CEMIG, is a defendant in two “Civil Action of Administrative Impropriety due to Damages to the Public Treasury” proceedings (not criminal cases), both of which were filed before the 1st Public Treasury Court of Florianópolis in Santa Catarina State, Brazil.

In the first case, the prosecutor in Santa Catarina State, Brazil has alleged irregularities regarding a specific business acquisition by Celesc Distribuição S.A. approved on December 11, 2008 without the required auction proceeding. Such acquisition was made in reliance on an emergency decree by the State Governor. Mr. Marcelo Gasparino da Silva was named as a defendant as a result of his role as Celesc Distribuição’s Legal Officer from 2007 to 2009. In the other civil action involving Mr. Marcelo Gasparino da Silva, the prosecutor has alleged irregularities in the agreement entered into by Celesc Distribuição S.A. and Monreal Corporação Nacional de Serviços e Cobranças S/C Ltda. Almost all former members of the Celesc Distribuição’s board of directors between 2003 and 2009 were named as defendants in the case. Both actions are in the pre-trial proceeding stage, and the relevant complaints have not been considered by the Court yet.

Mr. Ronald Cavalcante de Freitas, Director of Communication of Light S.A. since December 11, 2015, is defendant in a class action filed on February 23, 2016, before the First Public Accounts and Authorities Court of the Legal District of Belo Horizonte (Minas Gerais), which disputes the legitimacy of an institutional advertising campaign relating to payment of the national minimum salary for teachers, published by the Minas Gerais State Government during the period in which Mr. Freitas acted as Undersecretary of Communication of the Minas Gerais State Government, and is also seeking return to the public funds of the amount spent on this advertising. In April 2018 the plaintiffs presented answer to the motion for clarification filed by the Government of Minas Gerais State, and on May 17, 2018 the judge gave judgment partially in favor of that motion, revoking part of the decision that closed the disclosure phase, and making an order requiring the defendants to state what matters of fact the witness testimony would deal with. On June 7, 2018 plaintiffs requested attachment to the case records of the interlocutory appeal, which maintained the interim relief given that had suspended publication of the institutional advertising campaign discussed in the action, and on June 8, 2018 the defendants filed petition stating which facts they aimed to clarify with the witness testimony that had been applied for. At present a decision is awaited on the production of the witness testimony.

Board of Executive Officers

CEMIG’s Executive Board, made up of seven Executive Officers, is responsible, among other things, for putting into effect the decisions of the Board of Directors and for day-to-day management. The members of the Executive Board – the Executive Officers – have individual responsibilities established in the by-laws and hold their positions for a period of two years, observing the requirements established in the applicable legislation and regulation, with a maximum of three consecutive renewals. The period of office for the present Executive Officers expires at the Annual Shareholders’ General Meeting to be held in April 2020. The Executive Officers are elected by the Board of Directors. Ordinary meetings are held at least twice per month and extraordinary meetings are held whenever called by the Chief Executive Officer, or CEO, or by two Executive Officers other than the CEO.

The Executive Officers exercise their positions as full-time occupations dedicated to the service of CEMIG. They may simultaneously exercise non-remunerated positions in the management of our subsidiaries or other affiliates, at the option of the Board of Directors. They are, however, obligated to hold and exercise the corresponding positions in the wholly-owned subsidiaries CEMIG D and CEMIG GT

The Executive Board is responsible for the daily management of CEMIG’s business, subject to the obligation to adhere to the Long-Term Strategic Plan, the Multi-year Business Plan and the Annual Budget. The Executive Board meets, ordinarily, at least two times each month; and, extraordinarily, whenever called by the Chief Executive Officer or by two Executive Officers with at least two days’ prior notice in writing or by email or other digital medium – such notice not being required if all the Executive Officers are present. The decisions of the Executive Board are taken by vote of the majority of its members, and in the event of a tie the Chief Executive Officer shall have a casting vote.

It is the duty of every member of the Executive Board to comply with, and to cause others to comply with, the following: the Company’s bylaws, the decisions of the General Meeting of Shareholders and of the Board of Directors, the Internal Regulations, and the decisions of the Executive Board.

The names, positions and dates of initial appointment of our Executive Officers are as follows:

Members of the Executive Board

Name	Position	Date of original appointment
Cledorvino Belini	Chief Executive Officer (CEO)	February 8, 2019
Maurício Fernandes Leonardo Júnior	Chief Finance and Investor Relations Officer	March 19, 2018
Paulo Mota Henriques	Chief Generation and Transmission Officer	March 21, 2019
Daniel Faria Costa	Chief Officer for Managements	March 19, 2018
Ronaldo Gomes de Abreu	Interim Chief Corporate Management Officer	February 21, 2017
Dimas Costa	Chief Trading Officer	September 1, 2016
Ronaldo Gomes de Abreu	Chief Distribution and Sales Officer	March 21, 2019

Cledorvino Belini – Mr. Belini has a degree in business administration from Mackenzie University, a postgraduate and master’s degree from USP and an MBA from FDC/Insead. Over his 44-year career at Fiat, Mr. Belini served as its CEO in Brazil and Latin America for 11 years (2004-2015), and in 2009 he joined the Fiat Group Executive Council (GEC), the highest governing body of the Fiat Group worldwide. In 2010–2013 he was president of the Brazilian Vehicle Manufacturers’ Association (Anfavea). Since October 2017 he is an Independent Member of the Board of Directors of the JBS group.

Maurício Fernandes Leonardo Júnior - Mr. Maurício Fernandes Leonardo Júnior has a degree in literature from Unoeste, with postgraduate studies in accounting and finance at the Federal University of Paraná (UFPR), a master’s degree in production engineering from the Federal University of Santa Catarina (UFSC), post-graduate studies in marketing at PUC Rio de Janeiro, and MBA in business management from the Federal University of Mato Grosso (UFMT). Working for Banco do Brasil, from 1998 to 2017, his posts included: Deputy Branch Manager (1998–2000); Division Manager (2001–2003); Executive Manager at the New Business Directorate (2005–2008); Executive Manager in the Controller’s Department (2005–2013); Executive Manager, USA (2008–2010); CEO and Chair of the Board of Directors of Banco do Brasil Money Transfers, New York (2010–2013); Deputy General Manager, New York (2013); Executive Manager in the Human Resources Directorate (2014–2015); and Chief Operations Officer in Vienna, Austria (2015 to 2017). From 2005 to 2007 he was a member, and later Chair, of the Fiscal Council of Ativos S.A, and has served as a member of the Fiscal Councils of: CPFL Energia, and CPFL Geração (2005-2007); BrasilPrev Seguros e Previdencia; and CASSI (health insurance provider for Banco do Brasil employees) (2014–2015). He has served on the Boards of Directors of BB Money Transfers, USA (2010–2011), and Fundação Banco do Brasil (2004-2007); and as General Manager of Economus Instituto de Seguridade Social in São Paulo (from 2017 to date).

Daniel Faria Costa - Mr. Daniel Faria Costa has a degree in law from Universidade Federal de Uberlândia and postgraduate degrees in Financial Management and Business Management from Fundação Dom Cabral. Mr. Costa worked at Banco do Brasil group (from 1979 to 2018) mainly in corporate banking and restructuring of assets. He served as General Manager in New York (from 2007 to 2011), Executive Manager of Chief Sales Officer’s Department in Brasília (2011). In 2012 he was General Manager for Sales of Banco Patagônia S.A., in Buenos Aires, Argentina; In 2014 he worked as an Executive Manager of the Related Entities Governance Unit in Brasília (from 2013 to 2015); and (from 2016 to 2018) National General Manager for Restructuring of Assets, in São Paulo.

Paulo Mota Henriques – Mr. Henriques was born in August 1962. He has a degree in electrical engineering from the Federal University of Juiz de Fora, a MBA from the Getúlio Vargas Foundation and a specialization degree in Industrial Automation Engineering from the Federal University of Minas Gerais (UFMG His career started at CEMIG in 1987, where he worked as General Manager of Transmission in Belo Horizonte from 2004 to 2007 and was responsible for technical, financial and administrative management of extra-high-voltage substations and transmission lines in the national grid, and other transmission facilities. He was General Manager of Generation and Transmission Management Control at CEMIG GT from 2007 to 2009 and his responsibilities included planning, implementation, coordination and development of the Strategy Management in the Chief Generation and Transmission Officer’s Department. In 2009 he was General Manager for Coordination, Generation and Transmission at CEMIG GT and was responsible for management of corporate processes in the office of the Chief Generation and Transmission Officer, planning and management of Generation and Transmission projects in companies and wholly-owned subsidiaries. He also served as General Manager of Taesa (from 2009 to 2011). He was a member of the Boards of Directors of the following CEMIG affiliated companies: Companhia Transleste de Transmissão (from 2007 to 2009), Companhia Transirapé de Transmissão (from 2007 to 2009) and PCH Guanhães Energia (from 2007 to 2009). He was General Manager for Transmission Maintenance at CEMIG (from 2011 to 2016), and Director at Brazilian Power Transmission Companies Association (Abrate) (from 2017 to 2019).

Dimas Costa – Mr. Costa earned a degree in electrical engineering from PUC Minas in 1978. In 1978–1980 he worked as an engineer in the Minas Gerais State Water and Energy Department, where he was a Division Head from 1980 to 1985. With CEMIG, in 1985–1987, he was an engineer in the Distribution Unit; from 1987 to 1995 he was an Assistant in the Senior Management Unit for Energy Planning and Development; from 1995 to 1998 he was Manager of the Energy Development Department; from 1998 to 2007 he was Sales Manager for Corporate Customers; from 2007 to 2010 he was the Company’s General Manager for Customer Sales; and from 2011 to 2013 he was the Company’s General Manager for Incentive-bearing Customer Sales. He is a former Director of Ponta Energia Consultores Associados Ltda. (from 2013 to 2016).

Ronaldo Gomes de Abreu – Mr. Abreu was elected Chief Distribution and Sales Officer of CEMIG in June 2017. He has a degree in business administration from the Management and Accounting Sciences School of UNA; a law degree from the Law School of Sete Lagoas, and an MBA in strategic and business management from the Federal University of Minas Gerais (UFMG). He joined CEMIG as an employee in 1985 and since 1994 has held positions of management in CEMIG’s departments of Distribution and Sales, and Finance and Investor Relations. In his management career at CEMIG he has worked in areas and processes of customer relationship, billing, revenue management, expansion and planning of the energy system, regulation, and tariffs.

Compensation of Members of the Board of Directors and Executive Officers

The total and individual compensation of the members of the Board of Directors, the Executive Board, the Audit Committee and Fiscal Council, is established by the General Meeting of Shareholders, in accordance with the legislation from time to time in force, and payment of participation, of any kind, in the profits of CEMIG is not permitted to the members of the Audit Committee and the Board of Directors, except for the board member representing employees.

In the fiscal year ended December 31, 2018 the total compensation paid to CEMIG’s directors and officers and to the directors and officers of CEMIG D and CEMIG GT, including health insurance, paid leave, bonuses, retirement, other benefits and labor contribution taxes, totaled approximately R$40.6 million. The following chart presents the compensation to the members of the Board of Directors, Executive Board, Fiscal Council and Support Committee members in 2018 and 2017:

	2018 (1)	2017 (1)
Remuneration	34,088	32,284
Profit sharing	4,170	491
Assistance benefits	2,342	1,783

Total	40,600	34,558

(1)	Amounts expressed in R$ ‘000

There is no contract between CEMIG or its wholly-owned subsidiaries and affiliates and any director or officer of CEMIG that grants any kind of -retirement benefits, other than the retirement plan of Forluz and the healthcare plan CEMIG Saúde, which is applicable to the Executive Officers (as long as they qualify under the rules and regulations of Forluz) on the same terms as for other employees.

The Fiscal Council

Under CEMIG’s by-laws, its Fiscal Council is established permanently. It sets forth ordinary monthly meetings and extraordinary meetings whenever necessary. It comprises five members, and their respective substitute members, elected by the shareholders at the General Meeting, for a term of two years. A member may be re-elected a total of two times. The holders of the preferred shares, as a group, are entitled to elect one member of the Fiscal Council and a corresponding substitute. A single minority holder of common shares, or a group of minority holders of common shares, with a joint interest of at least 10% of the total shares, has the right to elect one member of the Fiscal Council and a corresponding substitute. The majority of the members shall be elected by the controlling shareholder and at least one member shall be a public servant. The primary responsibility of the Fiscal Council, which is independent from management and from the independent external auditors appointed by the Board of Directors, is to review the financial statements and report on them to the shareholders. The Fiscal Council is also responsible for providing opinions on any proposals by management to be submitted to the General Meeting of Shareholders related to: (i) changes in the share capital; (ii) issue of debentures or warrants; (iii) capital expenditures plans and budgets; (iv) distribution of dividends; (v) changes in the corporate structure; or (vi) corporate reorganization, such as mergers, consolidations and spin-offs. The Fiscal Council also examines the activities of management and reports on them to the shareholders.

The current members of the Fiscal Council, and their substitute members, all of whose terms expire at the Annual General Meeting of Shareholders to be held in 2020, are as follows:

Name	Position	Date of initial appointment
José Afonso Bicalho Beltrão da Silva – Chair (1)	Member	April 30, 2018
Helvécio Miranda Magalhães Júnior (1)	Alternate	July 23, 2018
Marco Antônio de Rezende Teixeira Vacant (1)	Member	April 30, 2018
Flávia Cristina Mendonça Faria da Pieve (1)	Alternate	July 23, 2018
Camila Nunes da Cunha Pereira Paulino (1)	Member	April 30, 2018
Wieland Silberschneider (1)	Alternate	July 23, 2018
Rodrigo de Mesquita Pereira (2)	Member	April 30, 2018
Michele da Silva Gonsales (2)	Alternate	April 30, 2018
Cláudio Morais Machado (3)	Member	April 30, 2018
Carlos Roberto de Albuquerque Sá (3)	Alternate	April 30, 2018

(1)	Appointed by State of Minas Gerais (as the controlling shareholder).
(2)	Appointed by the holders of the preferred shares.
(3)	Appointed by the minority of the holders of voting shares.

Below is a brief biography of each member of our Fiscal Council:

José Afonso Bicalho Beltrão da Silva – Born in 1948, Mr. da Silva has a degree in economics from the Federal University of Minas Gerais (UFMG), a master’s degree in regional economics from Cedeplar (the Development and Planning Unit) of UFMG, and is Ph.D. in economics from the University of Manchester, England. He was CEO of Credireal (Banco de Crédito Real de Minas Gerais) in 1994–7, and of BEMGE (Banco do Estado de Minas Gerais) in 1994–98. From January 2006 to July 2012 he was Secretary of Finance of the prefecture of Belo Horizonte. From March 2009 to July 2014 he was CEO of PBH Ativos S.A. From April 2013 to December 2014 he was an Advisor to the Minister of Development, Industry and Foreign Trade, and an Advisor to the Brazilian Development Bank (BNDES). From January 22, 2015 to April 30, 2018 he served as a member of the Boards of Directors of CEMIG, CEMIG D and CEMIG GT. Since January 2015 he has served as Finance Secretary of the State of Minas Gerais, and since October 2015 he has also been a member of the Board of Directors of Transmissora Aliança de Energia Elétrica S.A. (“Taesa”).

Marco Antônio de Rezende Teixeira – Born in 1956, Mr Teixeira has a degree in law from the Federal University of Minas Gerais (UFMG). Since 1983 he has been a lawyer for Companhia Brasileira de Trens Urbanos (CBTU). He was Procurator-General of the city of Belo Horizonte from 1997 to 2012. Since 2012 he has been managing partner of Rezende Teixeira Sociedade de Advogados. He currently serves as State Secretary of the State of Minas Gerais, since 2015. He served as a member of the Boards of Directors of CEMIG, CEMIG D and CEMIG GT since January 2015.

Camila Nunes da Cunha Pereira Paulino – Ms. Paulino has served since September 2016 as advisor to the CEO of the Minas Gerais water utility Copanor. She served as a member of the Fiscal Councils of CEMIG, CEMIG D and CEMIG GT since May 12, 2017.

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

Cláudio Morais Machado – Mr. Cláudio Morais Machado, a graduate in accounting, served in the Brazilian Central Bank, as Auditor, Head of Inspection and Regional Delegate for Porto Alegre (State of Rio Grande do Sul), from 1976 until retirement in April 1997, and as an auditor on the State Fiscal Council of the State of Rio Grande do Sul, from 1971 to 1976. He is currently a director and partner of BMCP Auditores Independentes S/C, Quantum Consultoria and CMCS Consultoria. From 1998 to 2003, he was vice-president of the Regional Accounting Council of Rio Grande do Sul (CRCRS); member of Committees of the Federal Accounting Council (CFC); and Director of the Brazilian Institute of Accountants—Ibracon—6th Regional Section, from 1997 to 2008. From 2006 to 2009 he was a Substitute Member of the Council of the CFC for Rio Grande do Sul. From 2003 to 2007 he served on the CFC Technical Examination Committee for Qualification of Independent Auditors; and from 1998 to 2017 he was a technical expert witness in accounting, with focus on financing, for the State and Federal Judiciary. He lectured in graduate courses in accounting and auditing from 1973 to 2015; was a lecturer and facilitator in the courses of Ibracon (6th Regional Sector), CRCRS and the IBGC; and has been a university lecturer in postgraduate courses, specialized in accounting, auditing and corporate governance, since 1990. He has served as a member of the Fiscal Councils of: Everest Hotel Group, of Rio de Janeiro, in 2015; Profarma Distribuidora de Produtos Farmacêuticos S.A., of Rio, in 2015; Tupi S.A., of Joinville, Santa Catarina State, from 2010 to 2016; as a substitute Member of the Fiscal Council of Instituto de Desenvolvimento Gerencial S.A., of Nova Lima, Minas Gerais, from 2011 to 2015; as a member of the Fiscal Council of Banrisul S.A., of Porto Alegre (RS), and its Chair since 2003; and a member of the Fiscal Councils of the holding company Paludo Participações S.A., of Porto Alegre (RS), from 2014, and the NGO Fundação Projeto Pescar, of Porto Alegre, from 2012. He joined the Fiscal Council of CEMIG, nominated by BNDESPar, in 2018.

Customer Council

In accordance with Brazilian law, CEMIG has established a Customer Council, comprising representatives of customer groups and advocacy organizations, but not members of the Board of Directors. The Customer Council advises us in questions of service and other concerns of the customers.

Audit Committee

On June 11, 2018, we established an Audit Committee in compliance with the State Companies Law. Our Audit Committee is comprised of three members, nominated and elected by the Board of Directors in the first meeting after the Annual General Meeting, for periods of office of three years, not to run concurrently. Two of the members are independent members. The functions of the Audit Committee include operational autonomy to conduct or order consultations, evaluations and investigations within the scope of its activities, including contracting and use of independent external specialists.

The current members of the Audit Committee, whose terms expire at the Annual General Meetings of Shareholders to be held in 2020 with respect to one member and 2021 with respect to the other two members, are as follows:

Name	Position
Márcio de Lima Leite	Member
Pedro Carlos de Mello	Member
Renata Bezerra Cavalcanti	Member

Below is a brief biography of each member of our Audit Committee:

Pedro Carlos de Mello—Mr. de Mello has an accounting degree from AEUDF of the Federal District (Brasília – 1979–82); a degree in economics from the Political and Economic Sciences University of Cruz Alta (Rio Grande do Sul, 1971-74); and MBA in controllership with postgraduate studies at Fipecafi (Accounting, Actuarial and Financial Research Institute of São Paulo University (Brasília, 1995-96); and MBA degrees from the Postgraduate Management Research Institute (Coppead) of Rio de Janeiro Federal University (May–June 1994) and in Accounting, Costs and Auditing, from the Getúlio Vargas Foundation (Brasília, Aug–Dec. 1982). For the National Private Pension Plans Authority (Previc), he was Management Information General Coordinator in the Technical Analysis Directorate (Ditec) from March-July 2014.

For the Accounting Management Unit of Banco do Brasil S.A. in Brasília (DF), he was Chief Accountant from April 2007 to March 2009; Executive Manager for Supervision of Brazilian Subsidiaries and Foreign Offices (Gesex) from April 1999 to April 2007; and acted as General Manager for Accounting, in absences of the principal office holder (in Brasília), from 1998 to April 2007. On the Audit Committee of the Minas Gerais Development Bank (BDMG), he has been a member since September 2016, and Coordinator of the Committee since August 2017. From April 2016 to April 2017 he was a substitute member of the Fiscal Council of Usiminas (Usinas Siderúrgicas de Minas Gerais S.A.)

Renata Bezerra Cavalcanti—Mrs. Cavalcanti was Division head of Petrobras (from 1995 to 2000) and Energy Secretariat (from 2007 to 2012). She is Council member of Firjan (Rio de Janeiro Industries Federation) since 2012 and a member of the Energy Board of the Rio de Janeiro Chamber of Commerce since 2014.

Márcio de Lima Leite – Legal and Governance Officer of Fiat Chrysler Automóveis Brasil Ltda.; Member of Risk and Internal Controls Committee for Latin America – responsible for training in compliance, antitrust, anti-corruption law; and code of conduct for employees, suppliers and concession holders; participation in M&A projects. PUC University of Minas Gerais: Visiting Professor at the LL.M course in Tax Law, Accounting and Governance. Member of Audit Board of the NGP Instituto Minas Pela Paz (IMPP). Torino Foundation: Chief Counsel. Vice-president, Anfavea (Brazilian Automobile Manufacturers’ Association). Director, Minas Gerais State Chamber of Commerce. Automotive Committee, Minas Gerais Industries Association (Fiemg).

Employees

As of December 31, 2018, we had 6,083 employees at CEMIG, CEMIG D and CEMIG GT, of which 244 were management level and 316 were contracted to provide temporary outsourced services. As of December 31, 2017, we had 5,864 employees at CEMIG, CEMIG D and CEMIG GT, of which 254 were management level and 333 were contracted to provide temporary outsourced services. As of December 31, 2016 we had 7,119 employees at CEMIG, CEMIG D and CEMIG GT, of which 230 were at management level and 192 were contracted to provide temporary outsourced services. This table presents the breakdown of our employees by type on those dates:

Number of Employees as of December 31, (1)	2018 (2)	2017 (3)	2016
Managers	244	254	230
Professional staff	1,188	1,096	1,323
Operational technical staff and office employees	4,651	4,514	5,566

Total	6,083	5,864	7,119

(1)	These figures include only employees of CEMIG GT, CEMIG D and CEMIG.
(2)	In 2018, 359 employees were hired and 244 left CEMIG.
(3)	In 2017, 27 employees were hired and 1,189 left CEMIG.

Unions

Meetings are held throughout the year for collective negotiation with the unions that represent the employees. The Collective Work Agreements (Acordos Coletivos de Trabalho, or “ACTs”) that result from these meetings cover salary adjustments, benefits, rights and duties of the employment relationship, and come into effect starting on November 1 of each year until the end of the validity of each respective Collective Work Agreement.

Negotiations between the Company and the Unions for the 2017-2019 Collective Work Agreements were concluded.

During the 2017/2019 negotiations, the company and the unions agreed to a readjustment of economic benefits, in November 2017, to ensure replacement of losses due to inflation in the period, with an adjustment of 1.83% in line with inflation, in addition to ensuring the correction of salaries and benefits, in November 2018, by the inflation index (INPC-IBGE) accumulated between November 1, 2017 and October 31, 2018.

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

During the 2017/2019 negotiations, there was a stoppage/strike of one day, with a minimal participation of employees. In the event of strikes, CEMIG has an Operational Emergency Committee, created with the basic objective of establishing a Contingency Plan to maintain our essential services In the event of strikes, CEMIG has an Operational Contingency Council aimed at setting forth a Contingency Plan for continuation of its essential services.

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

The current PCR was put in place in 2004 aiming to provide us with the instruments of compensation considered to be necessary to maintain an equitable and competitive payment structure and establish criteria for promotions. With the change of the Executive Board of CEMIG held in January 2015 and the reformulation of our Strategic Plan, the PCR review project was completed in the first half of 2018. The aim is adapting it to the new reality of the entity business, the strategic planning of CEMIG and aligning to other HR processes.

This table presents the monthly average of base salary and of compensation, by job category of CEMIG:

	Average base salary as of December 31, 2018		Average compensation as of December 31, 2018
Managers	R$	19,988,55	R$	33,314.34
Professional staff	R$	9,718,06	R$	11,982.39
Operational technical staff and office employees	R$	4,960,70	R$	7,833.84

Program for Sharing in Profit, Results, and Productivity

CEMIG has a program for sharing profits and results with employees in accordance with applicable Brazilian employment legislation. Profits are distributed only if, in aggregate, at least 50% of the corporate targets are achieved, after relative weighting for each of the corporate and operational indicators.

In 2018, in accordance with the terms of the Collective Agreement PLR 2017, CEMIG distributed part of its profits to the employees represented by the unions that signed the program and simplified the list of indicators to 7 corporate and 28 operational indicators, facilitating the monitoring of the results by its employees. CEMIG also signed the Collective Agreement PLR that will distribute part of the profits to employees, based on the results in 2018.

In 2017, CEMIG distributed part of its profits to the Program for Sharing in Profit and reduced the operational indicators to 28 targets. In 2016, in accordance with the terms of the Specific Collective Agreement PLR 2016, CEMIG distributed 4% of its profits to the program and simplified the list of indicators, facilitating the monitoring of results by its employees.

Benefits

CEMIG provides its employees a range of benefits, such as reimbursement of disability-related expenses of employees and/or their dependents, funeral assistance in the event of death of an employee or of his or her direct dependents, and payment of part of the employee’s contribution to the complementary pension plan. In 2018, a total of R$ 214.2 million was paid in employee benefits, comprising R$ 78.3 million in contributions to the pension plan and R$ 135.8 million in assistance benefits.

Voluntary Retirement Programs

In April 2016, CEMIG launched its PDVP Programmed Voluntary Retirement Plan (PDVP 2016) for employees who would have worked for the Company for 25 years or more on December 31, 2016. The offer included the following items, as extra compensation: (i) 40% of the balance on the employee’s account with the FGTS; and (ii) payment of the amount normally paid to employees who are dismissed, which can vary from one month to 90 days of the severance reference salary, as specified by Law No. 12,506/11. This was accepted by 578 employees, who left the company during the period between June 2, 2016 and October 20, 2016.

In March 2017, CEMIG launched its PDVP Programmed Voluntary Retirement Plan (PDVP 2017) for employees who would have worked for the Company for 25 years or more as of December 31, 2017. The offer included the payment of an additional premium of up to five salaries in the following terms:

Deadline to enroll in the program	Additional premium
04/03 to 04/28/2017	5 salaries
05/02 to 05/31/2017	4 salaries
06/01 to 06/30/2017	3 salaries
07/03 to 07/31/2017	2 salaries
08/01 to 08/31/2017	1 salary
09/01 to 09/29/2017	None

In addition to the additional premium there were also the following items, as extra compensation: (i) 40% of the balance of the employee’s account with the FGTS; and (ii) payment of the amount normally paid to employees who are dismissed, which can vary from one month to 90 days of the severance reference salary, as specified by Law No. 12,506/11. This was accepted by 1,189 employees, who began to leave the company during the period between May 2, 2017 and October 17, 2017 and the amount expensed was R$ 214 million.

In March 2018, CEMIG approved the Programmed Voluntary Retirement Program (the “2018 PDVP”). Employees eligible to be part of the 2018 PDVP are those that will have worked for CEMIG for 25 years or more as of December 31, 2018. The period for joining the 2018 PDVP was April 2 through April 30, 2018. The 2018 PDVP offered payment of the severance amounts specified by law, including payment for the notice period, and deposit of the penalty amount of 40% of the FGTS (Labor Guarantee Fund) Base Value, as well as the other payments specified by the legislation. The 2018 PDVP was accepted by 151 employees, for which the estimated cost in the amount of R$ 25.6 million was recorded.

In December 2018, the Company created the Programmed Voluntary Retirement Plan for 2019 (the “2019 PDVP”). Those eligible – any employees who had worked with the Company for 25 years or more by December 31, 2018 – were able to join from January 7 to 31, 2019. The program will pay the standard legal payments for severance – including: payment for the period of notice, and especially, an amount equal to the ‘penalty’ payment of 40% of the Base Value of the employee’s FGTS fund, as well as the other payments under the legislation, but with no additional premium. A total of R$ 66 million has been appropriated as expense for the 2019 PDVP, including severance payments, corresponding to acceptance by 458 employees, recorded in 2018.

In March 2019 the Company approved reopening of the 2019 DVP program, for those joining between April 1 and 10, 2019, with some changes in the requirements for joining, but the same financial conditions.

Health and Safety

As a result of CEMIG’s various actions and programs focused on health, hygiene and occupational safety issues, the accident indicators have shown a significant reduction in the last seven years. In 2018, the Accident Frequency with Time off Work (TFA), relative to the force of work, was 1.52 accidents per one million hours worked, 3.4% higher than in 2017, and 22% below the limit of 1.95.

In 2018 there was also a 33.59% increase in the TFA for contract personnel, compared to the results obtained in 2017.

Share Ownership

No member of the Board of Directors or Executive Board owns more than 0.03% of our preferred shares or more than 0.03% of our common shares.

Item 7.	Major shareholders and related party transactions

Principal Shareholders

On March 31, 2019, the government of the State of Minas Gerais was the holder, directly and indirectly of 248,536,849 common shares, or 50.97% of CEMIG’s shares carrying the right to vote. As of the same date, FIA Dinâmica Energia, our second largest shareholder, held 48,700,000 common shares, or approximately 9.99% of that class of shares, and 55,905,344 preferred shares, or approximately 5.76% of that class of shares.

The table below provides information about ownership of the common and preferred shares in CEMIG as of March 31, 2019:

Shareholder	Common Shares	% of the Class	Preferred Shares	% of the Class
Minas Gerais State Government (1)	248,536,849	50.97%	418,893	0.04%
FIA Dinâmica Energia Fund	48,700,000	9.99%	55,905,344	5.76%
BNDES Participações S/A – BNDESPar	54,342,992	11.14%	26,220,938	2.70%
Total of all members of Board of Directors, Executive Board and Fiscal Council	0	0%	36,200	0%
Others	136,034,303	27.90%	887,996,364	91.44%

Total shares	487,614,144	100%	970,577,739	99.94%
Shares in treasury	69	—	560,649	0.06%

Total shares issued	487,614,213	100%	971,138,388	100%

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

As of March 31, 2019 CEMIG had 1 holder of common shares represented by ADRs who were registered in the United States, holding a total of 595,267 common shares; and 14 holders of preferred shares represented by ADRs who were registered in the United States, holding a total of 164,403,865 preferred shares.

Although the by-laws do not make any restriction on a change in control of CEMIG, under the legislation of the State of Minas Gerais such a change would require a state law authorizing the change of control. Because CEMIG is controlled by the State, any sale that results in the state government not holding more than 50% of the voting shares of CEMIG (or any other transaction that could transfer the control of CEMIG, in whole or in part), requires approval by legislation specifically authorizing this change, made by the legislative power of Minas Gerais, approved by a minimum of 60% of the members of the State Assembly; and this authorization must then also be approved by the local citizens in a referendum.

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

On January 20, 2016, FIA Dinâmica Energia Fund acquired 2,360,000 preferred shares of CEMIG. With this acquisition, FIA Dinâmica Energia held at that time 5.28% of the preferred shares issued by CEMIG.

On March 3, 2016, BNDESPar exchanged the totality of its holding of debentures issued under the Deed of the First Private Issue by AGC Energia of Non-convertible Permanent Asset guaranteed Exchangeable Shareholders’ Debentures, in a Single Series, dated February 28, 2011 and amended January 17, 2012, for 54,342,992 common shares and 16,718,797 preferred shares in CEMIG, owned by AGC Energia. After the exchange, the equity interest held by BNDESPar in CEMIG — which on March 2, 2016, totaled 0% of the common shares and 1.13% of the preferred shares — increased to 12.9% of the common shares and 3.13% of the preferred shares.

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

CEMIG is party to the following transactions with related parties (please refer to Note 31 to our consolidated financial statements for more details):

•

Sale of energy supply to the Minas Gerais State government. The price of the supply is the one set by ANEEL through a Resolution relating to the annual tariff adjustment of CEMIG D In 2017 the government of Minas Gerais State signed a debt recognition agreement with CEMIG D for payment of debt relating to the supply of power due and unpaid, in the amount of R$ 113 million, to be settled in 24 installments, updated monthly by the variation of the IGP-M index, up to November 2019. The first installment, of R$ 5 million, was paid in December 2017. Nine installments were unpaid on December 31, 2018. These receivables have a guarantee in the form of CEMIG’s right to retain dividends and Interest on capital otherwise payable to the State (in proportion to the State’s equity interest in the Company), for as long as any payments are overdue or in default. The amount of the Public Lighting Contribution relating to the debt recognition agreement on December 31, 2018 was R$ 2 million.

•

Recalculation of the inflation adjustment of amounts relating to the Advance for Future Capital Increase (AFAC), which were returned to the State of Minas Gerais. Amount transferred to Accounts receivable from Minas Gerais State, on September 30, 2017. The outstanding amount on December 31, 2018 was R$ 246 million (see Note 12 to the Financial Statements).

•	Financial gain of R$ 12 million from bringing forward ICMS tax, as per Minas Gerais State Decree 47488.

•

Transactions in energy between generators and distributors were made in auctions organized by the Federal Government; transactions for transport of energy, made by transmission companies, arise from the centralized operation of the National Grid carried out by the National System Operator (ONS) (see Note 31 to the Financial Statements).

•	Contract to provide plant operation and maintenance services.

•

In 2017, payments of R$ 70 million were made to Santo Antônio Energia, subsidiary of Madeira Energia: R$ 52 million was advanced by CEMIG GT; R$ 12 million by Sá Carvalho; and R$ 6 million by Rosal. The last installment was paid in January 2019.

•

Reimbursement for the supply that was decontracted due to alteration of the power purchase agreements (CCEARs) between Santo Antônio Energia S.A., a subsidiary of Madeira Energia, and CEMIG Distribuição – totaling R$ 84 million, to be settled in 24 monthly installments, with inflation adjustment by the Selic rate and maturities up to January 2020. The outstanding amount on December 31, 2018 was R$ 46 million.

•

Bringing forward of payments under a Purchase Agreement for Incentive-Bearing Power becoming due in January through October 2019, to be settled by July 9, 2090, with monetary updating at 155% of the CDI rate. The agreement for early payment has guarantees, shared between CEMIG and Light, related to their shareholding interest in Renova, dividends of its investees, and wind projects to be developed. The outstanding amount on December 31, 2018 was R$ 87 million.

•

CEMIG GT has a R$ 445 million receivable from Renova that will be paid in monthly installments up to December 2021 with financial updating at 150% to 155% of the CDI rate. The accounts receivable have guarantees, shared between CEMIG and Light, related to their shareholding interest in Renova, dividends of its investees, and wind projects to be developed.

•

On February 20, 2009 the Company signed the eighth amendment to the wind power purchase agreement with Renova, extending the due date of the sole payment from January 10, 2019 to July 9, 2019. The financial updating is calculated on the basis of 155% of the CDI rate. On December, 31, 2018 the amount to be reimbursed by Renova as indemnity for suspension of supply of power from July to September 2018 is R$ 52 million. The amount to be reimbursed by Renova is covered by guarantees, shared between CEMIG and Light, related to their shareholding interest and dividends of investees of Renova and also wind projects to be developed.

•

On February 20, 2019, the Company signed the reimbursement contract arising from a term of assignment of a power purchase agreement for the period December 1 to 31, 2018. The amount of R$ 10 million is to be settled by July 9, 2019 with monetary adjustment at 155% of the CDI rate. The amount to be reimbursed by Renova is covered by guarantees, shared between CEMIG and Light, related to their shareholding interest and dividends of investees of Renova and also wind projects to be developed.

•

Contract for development of management software between CEMIG D and Axxiom Soluções Tecnológicas S.A., instituted in ANEEL Dispatch 2657/2017. The outstanding amount on December 31, 2018 was R$ 0.2 million.

•

The contracts of Forluz are updated by the Expanded Customer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA) calculated by the Brazilian Geography and Statistics Institute (IBGE) plus interest of 6% p.a. and will be amortized up to the business year of 2031 (see Note 24 to the Financial Statements).

•

The Company’s contributions to the pension fund for the employees participating in the Mixed Plan, and calculated on the monthly remuneration, in accordance with the regulations of the Fund. In 2018, it represented an expense of R$ 78 million.

•

Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s payroll. In 2018, it represented an expense of R$ 28 million.

•

Rental of the Company’s administrative head offices with Forluz, in effect up to October 2020 (able to be extended every five years, up to 2035) and February 2019 (contract in the process of renewal, able to be extended every five years, up to 2034), with annual inflation adjustment by the IPCA index and price reviewed every 60 months.

•	Post-employment obligations relating to the employees’ health and dental plan (CEMIG Sáude) in amount of R$120 million and R$2,271 million, respectively. (see Note 24 to the Financial Statements).

Government-Controlled Companies Law

On June 30, 2016, Federal Law No. 13,303/16 (the “State Companies Law”) came into force. According to this law, all government-owned companies, mixed capital companies (sociedades de economia mista), as well as their subsidiaries, must comply with new standards regarding corporate governance, contracting with third parties and public bidding procedures.

On June 11, 2018, CEMIG’s Extraordinary General Shareholders’ Meeting approved changes in the bylaws of CEMIG and its subsidiaries in order to formalize best practices of corporate governance and to comply with the requirements of the State Companies Law. The improvements formally incorporated in CEMIG’s by-laws include:

•

Reduction of the number of members of the Board of Directors from 15 to 9 – reflecting the Best Corporate Governance Practices Code of the Brazilian Corporate Governance Institute (Instituto Brasileiro de Governança Corporativa, IBGC) and the Corporate Sustainability Assessment Manual of the Dow Jones Sustainability Index.

•	The employees have the right to elect one member.

•	At least 25% (twenty five per cent) of the members must be independent; and at least one, in the event that the minority shareholders decide to exercise the option of multiple vote.

•	Creation of the Audit Committee (Comitê de Auditoria). The Fiscal Council (Conselho Fiscal) remains in existence.

•

Where filling of appointments to positions on the Board of Directors and/or Executive Board of the Company’s subsidiaries or affiliates is the competency of the Company, it shall do so in accordance with the criteria of the State Companies Law and its bylaws.

•

The creation or review of the following policies by the Board of Directors: dividend policy; policy on transactions with the related parties; people management policy; information disclosure policy; policy on communication and spokespersons; policy on nominations; policy on holdings and corporate risk policy.

•	The Eligibility and Assessment Policy for appointments to the Board of Directors or Executive Board of subsidiaries or affiliates.

•	The Related Party Transactions Policy.

•	Formal designation for the Board of Directors to ensure implementation of and supervision of our systems of risks and internal controls.

•	The CEO to have responsibility for directing compliance and corporate risk management.

•	Greater emphasis on control functions: internal audit, compliance and corporate risk management.

•	Adoption of an arbitration chamber for resolution of any disputes among the company, its shareholders, board of directors and members of the Fiscal Council.

•	Every year the members of the Board of Directors, Executive Board and the members of the statutory committees shall undergo individual and collective performance evaluation.

•	Only the Board of Directors can appoint, from among the Company’ career employees, and dismiss, in both cases with due justification, the head of the Internal Audit Unit.

Item 8.	Financial Information

Consolidated Financial Statements and Other Financial Information

Please find our consolidated financial statements which begin on page F-1 of this document, and “Item 3. Key Information – Selected Consolidated Financial Data.”

Legal and Administrative Proceedings

The Company, in particular CEMIG GT and CEMIG D, are involved in certain legal and administrative proceedings regarding tax, regulatory, customer, administrative, environmental, employment-law and other issues, in relation to its business. In accordance with IFRS, we record and disclose the amounts of the proceedings that we have determined a loss to “probable”, and disclose the amounts of the proceedings in which we have determined a loss to be “possible”, to the extent these amounts can be reasonably estimated. For more information regarding such contingencies, see the Note 25 to our consolidated financial statements.

Regulatory Matters

CEMIG and CEMIG D are parties in lawsuits arising from clauses of energy supply contracts for public lighting, signed with various municipalities in the concession area. These actions request restitution of a portion of amounts charged in the last 20 years, in the event that the courts recognize that these amounts were unduly charged. The proceedings are based on an alleged mistake by CEMIG in the estimate of time used for the calculation of the consumption of energy by public lighting paid for by the Public Lighting Contribution (Contribuição de Iluminação Pública, or “CIP”). On December 31, 2018, the amount involved in these actions was approximately R$975 million, and the chances of loss were assessed as ‘possible’, since, although the case law is amply in favor of Cemig, it has not been definitively consolidated.

CEMIG GT filed an application to be included a joint defendant in a lawsuit brought by AES Sul against ANEEL, seeking annulment of ANEEL Dispatch No. 288/2002, which set the guidelines for interpretation of ANEEL Resolution No. 290/2000, and thus changed the situation of AES Sul Distribuidora, from creditor to debtor of the Wholesale Energy Market (Mercado Atacadista de Energia, or “MAE”), predecessor of the present CCEE. CEMIG GT obtained an interim decision to suspend the deposit that had been ordered in favor of AES, determined in the process of financial settlement, for the historic amount. The application to be joined as a party was granted and CEMIG GT is a co-litigant with Centrais Elétricas de Santa Catarina S.A. (“CELESC”) in the principal case (“Ordinary Action”), resulting in CEMIG D being able to present petitions and appeals in that action if necessary. A Special Appeal was filed against the decision allowing for CEMIG D’s joinder before the STJ, which awaits judgment. This appeal does not prevent CEMIG GT from acting in the case to which it was admitted. Judgment at first instance was given against said Ordinary Action, and AES filed an appeal, which was granted. The Appeal Court Judgment on the appeal was the subject of a Motion for Clarification by CEMIG GT, on which judgment was given (cognizance taken, and appeal granted in part as to confirmation that only ANEEL should bear the costs of loser’s fees). As to the merits of the question, an appeal was lodged (against non-unanimous decision by an appellate court), which awaits judgment. On December 31, 2018, the amount involved in the action was R$317 million, and the chances of loss were assessed as possible since there is still the possibility of the second instance decision being modified in the appeals that are currently awaiting judgment.

CEMIG GT and its subsidiaries are represented by the Brazilian Independent Energy Producers Association (Associação Brasileira dos Produtores Independentes de Energia Elétrica, or “APINE”) in a legal action in which APINE seeks a declaration of nullity of Articles 2 and 3 of CNPE Resolution No. 3, enacted on March 6, 2013, which states, in summary, that the ONS shall have the power, in addition to what is indicated by the computer programs, to dispatch energy resources or change the direction of exchange between sub-markets, and that the cost of the additional dispatch will be prorated between all the agents of the market, in proportion to the energy traded. The ability to make such rulings represents imposition of a burden on the Generating Agents of the market, which led them, through their associations, including APINE, to question the legality of this Resolution in the Courts. The Plaintiff’s request was granted by the trial court, with interim decision in favor of members of APINE, including CEMIG GT and its subsidiaries. This decision has been challenged distributed to the 7th Panel of the Regional Federal Court (Tribunal Regional Federal, or “TRF”) of the 1st Region, which unanimously rejected it. The Federal Government filed a motion for clarification, which was denied. On January 16, 2017, the Federal Government filed a Special Appeal, which was denied. The updated amount of this claim for CEMIG GT and its subsidiaries on December 31, 2018, was approximately R$225 million, and the chances of loss were assessed as ‘possible,’ in view of the unprecedented nature of the subject matter.

The CEMIG D received infringement notices from ANEEL for alleged non-compliance regarding the calculation of the service outage indicators DEC (duration) and FEC (frequency) for the year ended December 31, 2016 and December 31, 2017. The infringement notices requires CEMIG to recalculate the two indicators and assesses a fine of R$28.2 million. The Company filed a defense, in both cases, that have not yet been definitively judged in the administrative scope. On December 31, 2018, the amount involved in these administrative proceedings was R$ 28.2 million and the chances of loss have been established as possible.

Tariff Increases

The Federal Public Attorneys’ Office filed a class action against CEMIG D and ANEEL, to avoid exclusion of customers from classification in the Low-income Residential Tariff Sub-category, and also requesting an order for CEMIG D to pay 200% of the amount allegedly paid in excess by customers in that sub-category. Judgment at first instance was given in favor of the Federal Public Attorneys, and CEMIG D and ANEEL have filed an appeal with TRF. A decision by the Court in this case has been pending since March 2008. As of December 31, 2018 the amount involved in this case was approximately R$303 million The chance of loss has been classified as ‘possible’ due to the existence of other judgments, both in the judiciary and in the administrative sphere, that are in favor of the argument put forward by CEMIG D.

Tax and Similar Charges

CEMIG and its subsidiaries, especially CEMIG GT and CEMIG D, are parties in several administrative and judicial tax-related proceedings concerning the imposition of state sales tax (Imposto Sobre a Circulação de Mercadorias e Serviços, or “ICMS”), rural real estate ownership tax (Imposto Sobre a Propriedade Territorial Rural, or “ITR”), the Contribution for Social Integration (Programa de Integração Social, or “PIS”), Pasep and Cofins (which are taxes on gross sales revenue), the social contribution tax on net income (Contribuição Social Sobre o Lucro Líquido, or “CSLL”), and federal corporate income tax (Imposto de Renda da Pessoa Jurídica, or “IRPJ”), among others. The principal contingencies are set out below.

CEMIG, CEMIG GT and CEMIG D are parties in various legal actions disputing the applicability of the Urban Land Tax (Imposto Territorial Urbano, or “IPTU”), on real estate properties designed for public service concessions. This is a matter on which case law has not been established by the higher courts. There is an Extraordinary Appeal awaiting judgment by the Federal Supreme Court which, because it will give rise to a global precedent, will be applied to the other legal actions involving the same question. As of December 31, 2018 the amount involved in these actions was approximately R$142 million. The amounts for which chances of loss were assessed as ‘probable’ totaled approximately R$5 million and the proceedings in which the chances of loss were assessed ‘possible’ totaled approximately R$ 137 million.

In 2006, CEMIG, CEMIG GT and CEMIG D advanced funds to some of their employees in exchange for their rights to future payments, referred to as the “Anuênio.” No income tax or social security contributions were collected in connection with those payments, since it is our opinion that they are not applicable The Brazilian Federal Revenue Service, however, initiated an administrative proceeding seeking to levy taxes on such payments. In order to avoid the risk of imposition of penalties, we filed two writs for mandamus, which were decided unfavorably to us in the lower court. We have appealed and are awaiting the ruling of the Court of Appeals on whether the income tax is applicable. Regarding the social security contributions, the TRF ruled against us. We appealed to the Superior Courts, which have not yet rendered a decision. On December 31, 2018, the amount involved in these actions was, approximately, R$304 million, and we have assessed the chance of loss as possible, in view of the indemnity nature of the advance payments made to the employees and the absence of specific case law in STJ and the TRF of the First Region. We emphasize that, in relation to Income Tax, both the STJ and the TRF of the First Region adopt the position that there is no tax levied on payments arising from the suppression of employees’ collective bargaining rights when agreed through a collective agreement, since such amounts are considered as being of an indemnity nature.

INSS initiated an administrative proceeding against CEMIG in 2006 alleging non-payment of the social security contribution on the amounts paid to our employees and directors as profit-sharing in the period 1998 to 2004. In 2007, we filed a writ of mandamus seeking declaration that such profit-sharing payments were not subject to social security contributions. We received a partial favorable decision in 2008, which declared non-applicability of the contribution of social security on the profit-sharing amounts paid for employees, and its applicability on the profit-sharing amounts paid to directors. We have appealed the decision and are waiting for the upper court to decide. As of December 31, 2018, the amount involved in this action was assessed as approximately R$ 200 million, and we have assessed the chance of loss as possible, based on the result of judgments of the Administrative Tax Appeals Committee (Conselho Administrativo de Recursos Fiscais, or “CARF”), on similar cases.

The Brazilian Federal Tax Authority (Secretaria da Receita Federal) has brought administrative proceedings against CEMIG, CEMIG GT, CEMIG D and Rosal Energia S.A., in relation to Social Security contributions under various headings: employee profit sharing, the Workers’ Food Program (Programa de Alimentação do Trabalhador, or “PAT”), the education support contribution (auxílio-educação), time-of-service bonuses, Special Additional Retirement payments, taxes under suspended enforcement, overtime payments, hazardous occupation payments, matters related to Sest/Senat (transport workers’ support programs), donations, sponsorships, and fines for non-compliance with accessory obligations. We have presented defenses and wait for judgment. As of December 31, 2018, the amount involved in these actions was approximately R$ 1.22 billion. The amounts for which chances of loss were assessed as ‘probable’ totaled approximately R$0.4 million and the proceedings in which the chances of loss were assessed ‘possible’ totaled approximately R$ 1.219 billion. This amount will be reduced as a result of final decisions won by CEMIG GT in 2017 in administrative proceedings relating to employees’ and management’s profit shares for 2005 and 2006; but the decision on the amount of the reduction still depends on calculation by the Federal Tax Authority of the tax credit remaining in these specific proceedings.

CEMIG, CEMIG GT, CEMIG D and Sá Carvalho S.A. are parties in administrative proceedings in relation to Corporate Income Tax (“IRPJ”) and the Social Contribution on Net income (“CSLL”). As of December 31, 2018, the amount involved in these actions were assessed as approximately R$350 million, and the chances of loss assessed as ‘possible’. The infringement notices for the Social Contribution (CSLL) tax are due in particular to the companies having excluded, from their declared basis of calculation for this tax, amounts relating to: (i) cultural and artistic donations and sponsorship; (ii) payments of punitive fines; (iii) taxes with liability suspended; and (iv) expenses on amortization of goodwill, since there is no provision in law that supports taxation of amounts reported under this heading. The infringement notices for corporate income tax are due to the fact that when calculating the Real Profit the companies considered as expenses the amounts spent on technological innovation, under Law 11196/05. The Trade and Industry Ministry (MCTI), which initially, due to lack of information, had not recognized this legal categorization of these amounts, is reviewing its legal opinions now that it is in possession of the information sent by the companies.

The Federal Tax Authority issued an infringement notice on Parati – Participações em Ativos de Energia Elétrica (Parati), a CEMIG affiliated company, and as a jointly responsible party, on CEMIG, in relation to the Withholding Income Tax (Imposto de Renda Retido na Fonte, or “IRRF”) allegedly applicable to capital gains arising from the disposal of assets or rights in Brazil by a non-resident, on the basis of allegedly being the legal entity responsible for the withholding and payment of the tax. The transaction in question was in regards to the purchase by Parati, and sale by Enlighted, on July 7, 2011, of a 100% interest in Lepsa LLC (a company headquartered in Delaware, USA). Lepsa LLC was also the owner of 75% of the quotas of Luce Brasil Fundo de Investimento em Participações (“FIP Luce”), which in turn was the indirect holder, through Luce Empreendimentos e Participações S.A., of approximately 13.03% of the total and voting share of Light (Light, which has only issued common shares). After certain transactions, Parati became the direct holder of 100% of the shares of Luce Empreendimentos e Participações S.A. (LEPSA), which in turn was the holder of approximately 13.03% of the voting share and total share capital of Light. Subsequently, the total spin-off of Parati was completed, and that company was succeeded, 50% by LEPSA and 50% by RME. FIP Luce was liquidated on December 6, 2012 and Lepsa LLC on May 18, 2012. On May 2, 2016, the Delegated Judgment office of the Federal Tax Authority decided on the challenge presented by Parati and CEMIG: it maintained the posting of the tax credit against Parati, and in relation to CEMIG, it upheld the principle of joint liability. The companies then appealed, and the Voluntary Appeal is pending judgment by CARF. As of December 31, 2018, the amount claimed in this case totaled approximately R$221 million and the chance of loss was assessed as ‘possible’, mainly due to the matters of fact: (i) On the question of joint responsibility, CEMIG is merely an affiliated entity, because it had assigned its contractual rights to Parati; (ii) on the question of simulation, the situation in this specific case is more favorable than that in the precedents that are found in the case law. If the allegation of simulation is overturned, we believe that there will be no legal case for the demand for payment; (iii) on the merits, because this is a very specific transaction, there are no similar precedents; and (iv) with regards to the fine, the same arguments hold as to the singular nature of this specific case.

CEMIG and its wholly-owned subsidiaries, especially CEMIG GT and CEMIG D, are parties in various court and administrative proceedings dealing with offsetting of credits arising from tax losses in corporate income tax returns, and also payments made in excess, identified by Federal Revenue Payment or Credit Receipts, involving corporate income tax, the Social Contribution on net income and the PIS and Cofins taxes. The companies are contesting the non-ratification by the authorities of these offsettings, and attempts by the federal tax authorities to recover the amounts of these taxes to be compensated. In February 2016, the Delegated Judgment Office of the Brazilian Federal Tax Authority served notice on CEMIG GT and CEMIG D of judgments which that Office had given partially in favor of the impugnments presented, approving and ratifying the greater part of the offsetting requested by the companies in two proceedings that involve significant amounts, reducing the amount in dispute in the administrative sphere. In 2017, certain lawsuits on the matter involving high amounts were terminated with a decision in favor of the companies, reducing the amount under dispute in the administrative sphere. On December 31, 2018 the amount involved in these proceedings was approximately R$146 million and the chance of loss in the case was assessed as ‘possible’.

The Company is a party in one judicial proceeding involving requests for restitution and offsetting of credits arising from tax carryforward balances indicated in the tax returns, and also for excess payments identified by the corresponding tax payment receipts for the calendar years from 1997 to 2000. On November 20, 2014, judgment was given at first instance in favor of the Company, annulling the debits charged by the federal tax authority, and in April 2016, at the second instance (appeal), the Regional Federal Appeal Court of the First Region confirmed the decision in favor of CEMIG. In March 16, 2018 this case was definitively judgment in Cemig’s favor. As of December 31, 2017, the amount involved in this action was approximately R$576 million.

Contracts

CEMIG D is a party in court disputes involving claims for rebalancing of contracts to implement part of the rural electrification program known as Luz Para Todos (“Light for All”). As of December 31, 2018, the amount involved in these actions was approximately R$ 291 million. The chances of loss in these actions have been assessed as ‘possible’.

CEMIG and the State of Minas Gerais are parties in an administrative proceeding filed by the Audit Court of the State of Minas Gerais (“TCMG”), on a representation of supposed irregularities in the manner used for application of arrears interest, and in the percentage of discount given, at the time of the settlement of the debt owed by the State of Minas Gerais to CEMIG in relation to the Contract for Assignment of the Outstanding Balance Receivable on the Earnings Compensation Account (“CRC”). In June 2018, the Court’s Technical Unit and the Public Attorneys’ Accounting Department gave opinions, against the Representation. The principal arguments presented by Cemig were accepted. Proceedings in the case before the Reporting Member of the Court have been completed, and will be included in a judgment agenda for decision by the full Court sitting in session. As of December 31, 2018, the amount involved in this action was approximately R$412 million, and the chances of loss in the action were assessed as ‘possible’.

Employment Law Obligations

CEMIG, CEMIG GT and CEMIG D are parties in various labor claims filed by their employees and by employees of companies that provide them with services. Most of these claims relate to overtime and additional pay, severance payments, various benefits, salary adjustments and the effects of such matters on a supplementary retirement plan, and the use of outsourced labor. Under Brazilian employment laws, claimants must file claims for any unpaid amounts to which they are entitled within two years from the relevant termination of the employment contract, and such rights are limited to a period of five years prior to the filing of the claim. On December 31, 2018 the value of the claims for which the chances of loss had been assessed as ‘probable’ was approximately R$457 million; for those with chances of loss assessed as ‘possible’ the amount was R$1.3 billion.

Environmental Issues

The Public Attorneys’ Office of the State of Minas Gerais and other parties, have brought civil public actions against CEMIG, CEMIG GT and CEMIG D requiring them to invest at least 0.5% of their annual operating revenue since 1997 in environmental protection and preservation of the water tables of the municipalities where hydroelectrical plants are located, and to indemnify the State of Minas Gerais, proportionately, for environmental damage allegedly caused, arising from omission to comply with Minas Gerais State Law No. 12,503/97. Partial judgment has been given in favor of the plaintiffs in four of these actions by the Minas Gerais State Court of Appeals, ordering CEMIG and CEMIG GT to invest 0.5% of gross annual revenue since 1997 in measures for preservation and protection of the water tables. The Companies have filed appeals with the STJ and with the STF, since the actions involve federal laws and constitutional matters. On February 9, 2015, the STF recognized the general repercussion of the dispute. As of December 31, 2018, the amount involved in these actions was approximately R$148 million, and the chances of loss were assessed as ‘possible’.

Additionally, CEMIG, CEMIG GT and CEMIG D are party to a number of other administrative and judicial proceedings and claims involving environmental matters, regarding certain protected areas, environmental licenses and remediation of environmental damages, among others. As of December 31, 2018 the amount for which chance of loss was assessed as ‘probable’ was approximately R$1.3 million and the total of proceedings in which chances of loss were assessed as ‘possible’ was approximately R$101 million. These proceedings also include other public civil actions in which the amounts involved cannot be precisely assessed, in our view, since most of these lawsuits are related to alleged environmental damages and claim indemnity, remediation of damaged areas and compensation measures that will be defined in the course of the proceedings, by expert verification of the amounts involved. Also, since public civil lawsuits are related to collective rights, individual actions may be filed seeking reparations or damages arising from judicial decisions to be issued under the public civil actions.

Property and Liability

CEMIG, CEMIG GT and CEMIG D are party in several legal proceedings, mainly as defendant, relating to real property and to indemnity arising from accidents taking place in the ordinary course of the business. On December 31, 2018 the amount for which chances of loss were assessed as ‘probable’ was approximately R$37 million, and the total of proceedings in which chances of losses were assessed as ‘possible’ was approximately R$345 million.

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

In a public joint judgment of November 1, 2018, the Higher Employment Appeal Court decided that the IPCA-E should be adopted as the index for inflation adjustment of employment-law debts for cases proceedings filed from March 25, 2015 to November 10, 2017, and the TR continue to be used for the other periods. This results in a reduction of the estimated value of the difference between the inflation adjustment indices for employment-law cases proceedings, which is R$88 million as of December 31, 2018 (R$220 million on December 31, 2017). No additional provision has been made, since The Company, based on the assessment by its legal advisers, has assessed the chances of loss in the action as ‘possible’, as a result of the decision by the STF, and of there being no established case law, nor analysis by legal writers on the subject after the injunction given by the Federal Supreme Court.

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

The Annual General Meeting of Shareholders held on May 12, 2017 approved payment of dividends for the business year 2016, of R$204 million, to holders of preferred shares, this amount being below the mandatory minimum specified by the by-laws, of R$419 million. On December 21, 2016, the Company declared payment of Interest on Capital (Juros sobre Capital Próprio, or JCP) in the amount of R$380 million, using the balance of the Retained Earnings Reserve, and payable to shareholders whose names were on the Company’s Nominal Share Registry on December 26, 2016. Of this amount of Interest on Capital, the amount of R$215 million, net of income tax, was allocated to the holders of the preferred shares. Sub-item III of CVM Decision 683/2012 specifies that Interest on Capital paid or credited may be imputed against the minimum mandatory dividend only at its value net of withholding income tax. Any amount remaining after the payment of the mandatory dividend on common share must be distributed on an equal, pro rata basis with respect to all preferred shares and common shares.

The Annual General Meeting of Shareholders held on April 30, 2018 approved payment of dividends for the year 2017, of R$ 486 million, to holders of preferred shares and R$15 million to holders of common shares. The payment of dividends was made in a single tranche on December 30, 2018.

On December 18, 2018, the Company declared payment of Interest on Capital in the amount of R$210 million, on account of the amount of the minimum mandatory dividend for 2018, and payable to shareholders whose names were on the Company’s Nominal Share Registry on December 21, 2018. This amount will be paid in two installments, the first by June 28, 2019 and the second by December 30, 2019. The Board of Directors proposed to the Annual General Meeting to be held on May 3, 2019 the payment of dividends for the year 2018 of R$437 million, to holders of preferred shares and R$220 million to holders of common shares. The payment of dividends will be made in a single tranche by December 30, 2019.

Without prejudice to the mandatory dividend, every two years, or shorter period if the Company’s cash position permits, we distribute extraordinary dividends, up to the limit of the cash available, as determined by the Board of Directors, under the Company’s Strategic Guidelines Plan and the dividend policy specified in that plan.

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

Under Brazilian Corporate Law, profits of subsidiaries or affiliates are accounted by the equity method and income from term sales, realizable after the end of the next fiscal year, are accounted for as unrealized profit.

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

Interest on Capital

Brazilian corporations are permitted to distribute dividends in the form of a tax deductible notional interest expense on shareholders’ equity in accordance with Law No. 9,249/1995 of December 26, 1995, as amended. The amount of tax deductible interest that may be paid is calculated by applying the daily pro rata variation of the TJLP on the shareholders’ equity during the relevant period and cannot exceed the greater of:

•

50.0% of net income (before taking into account such distribution and any deductions for income taxes and after taking into account any deductions for social contributions on net income) for the period in respect of which the payment is made; or

•	50.0% of earnings reserves and retained earnings.

Non-residents shareholders must register with the Central Bank so that the foreign currency proceeds of their dividend, Interest on Capital payments, or of sale or other amounts relating to their shares, may be remitted to them outside Brazil. The preferred shares underlying our Preferred ADSs and the common shares underlying our Common ADSs are held in Brazil by the custodian bank, as agent for the depositary bank, which is the registered owner of the shares.

Dividends and interest on shareholders’ equity over the minimum established in a Company’s by-laws are recognized when approved by the shareholders in the general meeting.

Currency Exchange

Payments of cash dividends and distributions, if any, will be made in reais to the custodian on behalf of the depositary bank, which will then convert such proceeds into U.S. dollars and transfer such U.S. dollars to the depositary bank for distribution to holders of ADRs. In the event that the custodian is unable to immediately convert the reais received as dividends into U.S. dollars, the amount of U.S. dollars payable to the holders of ADRs may be adversely affected by devaluations of the real that occur before such dividends are converted and remitted. The real depreciated approximately 17.16% in comparison to the U.S. dollar in 2018. See “Item 3, Key Information—Risk Factors—Risks Relating to Brazil— The Federal Government exercises significant influence on the Brazilian economy, Political and economic conditions can have a direct impact on our business.”

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

History of Dividend Payments

The table below gives the history of recent declarations of dividends and Interest on Capital to holders of our common and preferred shares. In each case, the payment takes place in the year following the year for the results of which the dividend was declared. Please see the section “Item 3 – Material information – Selected Consolidated Financial Information”.

Declaration History of Dividends and Interest on Capital (1)

Dividend Year	Common Shares		Preferred Shares
	(in millions R$)(2)	(in millions US$)(3)	(in millions R$)(2)	(in millions US$)(3)
2016(4)	127	39	253	78
2016(5)	—	—	204	63
2017(6)	15	5	486	147
2018(7)	290	75	577	149

(1)

Under Brazilian accounting practices, dividends and Interest on Capital are accounted in the business year in which the income from which the dividends are declared, provided that they are previously approved.

(2)	Amounts expressed in reais are expressed in nominal reais.
(3)

The amounts in USD displayed above are for illustrative purposes only and were calculated by dividing the amount of dividends and interest on capital paid, expressed in nominal reais, by the exchange rate obtained from the Federal Reserve Board’s website on respective “record dates”; for 2018—as of April 05, 2019

(4)

According to the proposal of the Ordinary and Extraordinary General Meetings of Shareholders held on May 12, 2017, the Company declared payment of Interest on Capital in a total of R$ 380 million, of which R$127 million to the common shares and R$253 million to the preferred shares using the balance of the Retained Earnings Reserve payable to shareholders whose names were on the Nominal Share Registry on December 26, 2016. The amount declared to the preferred shares was on account of the minimum mandatory dividend for 2016.

(5)	The dividends for 2016 refer to the amounts that were approved at the proposal of the Ordinary and Extraordinary General Meetings of Shareholders held on May 12, 2017.
(6)

According to the Ordinary and Extraordinary General Meetings of Shareholders held on April 30, 2018, the Company declared payment of R$486 million as mandatory minimum dividend to holders of preferred shares whose names are on the Company’s Nominal Share registry on the date on which the Ordinary (Annual) General Meeting is held. The Company also proposed payment of R$ 15 million as the mandatory minimum dividend to holders of common shares whose names are on the Company’s Nominal Share registry on the date on which the Ordinary (Annual) General Meeting is held.

(7)

On December 18, 2018, the Company declared payment of Interest on Capital in the amount of R$210 million, on account of the amount of the minimum mandatory dividend for 2018, and payable to shareholders whose names were on the Company’s Nominal Share Registry on December 21, 2018. This amount will be paid in two installments, the first by June 28, 2019 and the second by December 30, 2019.According to the proposal of the Ordinary and Extraordinary General Meetings of Shareholders to be held on May 3, 2019, the Company proposed payment of R$437 million as mandatory minimum dividend to holders of preferred shares whose names are on the Company’s Nominal Share registry on the date on which the Ordinary (Annual) General Meeting is held. The Company also proposed payment of R$220 million as the mandatory minimum dividend to holders of common shares whose names are on the Company’s Nominal Share registry on the date on which the Ordinary (Annual) General Meeting is held.

Item 9.	Offer and Listing Details

Trading Market

The principal trading market for our preferred shares is the Brazilian Stock Exchange (B3). Our Preferred ADSs, each representing one preferred share as of December 31, 2018 have traded on the NYSE under the symbol “CIG” since September 18, 2001. Prior to that date, our Preferred ADSs were traded in the over-the-counter, or OTC, market in the United States. The Preferred ADSs are evidenced by Preferred ADRs issued by Citibank, N.A., as depositary, pursuant to a Second Amended and Restated Deposit Agreement, dated August 10, 2001, as amended on June 11, 2007 and on September 11, 2012 by and among the Company, the depositary and the holders and beneficial owners of Preferred ADSs evidenced by Preferred ADRs issued thereunder. As of December 31, 2018 there were approximately 166,960,865 Preferred ADSs outstanding (each representing one preferred share), representing approximately 17.2% of our 971,138,388 preferred shares.

The principal trading market for our common shares is the B3. Our Common ADSs, each representing one common share as of December 31, 2018 have traded on the NYSE under the symbol “CIG.C” since June 12, 2007, when we established an American Depositary Shares program for our common shares. The Common ADSs are evidenced by Common ADRs issued by Citibank, N.A., as depositary, pursuant to a Deposit Agreement, dated June 12, 2007, by and among Company, the depositary and the holders and beneficial owners of Common ADSs evidenced by Common ADRs issued thereunder. As of December 31, 2018 there were approximately 474,136 Common ADSs outstanding (each representing one common share), representing 0.10% of our 487,614,213 common shares.

As of December 31, 2018, the closing price per preferred share on the B3 was R$ 13.86 and the closing price per Preferred ADS on the NYSE was US$ 3.56.

As of December 31, 2018, the closing price per common share on the B3 was R$ 15.03 and the closing price per Common ADS on the NYSE was US$ 3.93.

The following table sets forth the reported high and low closing sale prices for the preferred and common shares on the B3 and the Preferred and common ADSs on the NYSE for the periods indicated.

The shares price and ADSs price were adjusted to the new number of shares, after the share dividend.

	Common Shares		Common ADSs		Preferred Shares		Preferred ADS
Year	Price in Nominal R$		Price in US$		Price in Nominal R$		Price in US$
	High	Low	High	Low	High	Low	High	Low
2014	15.38	8.46	7.07	3.70	13.94	7.65	6.41	3.29
2015	13.69	5.16	4.82	1.14	12.34	4.49	4.19	1.14
2016	9.08	3.94	3.03	0.98	8.26	3.43	2.63	0.86
2017	13.45	6.05	4.44	1.81	10.23	5.92	3.34	1.76
2018	15.03	5.97	4.26	1.54	13.86	6.09	3.56	1.58

	Common Shares		Common ADSs		Preferred Shares		Preferred ADS
Quarter	Price in Nominal R$		Price in US$		Price in Nominal R$		Price in US$
	High	Low	High	Low	High	Low	High	Low
2017
1 Q	13.45	7.64	4.44	2.42	10.23	6.54	3.34	2.05
2 Q	11.33	7.03	3.69	2.23	9.00	6.32	2.92	1.97
3 Q	8.77	7.63	3.05	2.38	8.23	7.15	2.66	2.21
4 Q	8.13	6.05	2.58	1.81	7.63	5.92	2.45	1.76
2018
1 Q	7.71	6.06	2.29	1.82	8.13	6.09	2.42	1.88
2 Q	7.68	5.97	2.19	1.57	8.07	6.49	2.31	1.69
3 Q	6.86	6.24	1.72	1.54	7.32	6.73	1.79	1.58
4 Q	15.03	6.45	4.26	1.60	13.86	6.93	3.56	1.69

	Common Shares		Common ADSs		Preferred Shares		Preferred ADS
Month	Price in Nominal R$		Price in US$		Price in Nominal R$		Price in US$
	High	Low	High	Low	High	Low	High	Low
October 2018	11.68	6.45	3.06	1.60	11.92	6.93	3.24	1.69
November 2018	12.59	10.99	3.25	2.86	12.57	10.87	3.23	2.90
December 2018	15.03	12.23	4.26	2.99	13.86	12.06	3.56	3.01
January 2019	16.90	15.09	4.59	3.91	14.49	13.38	3.84	3.53
February 2019	16.90	15.48	4.60	3.81	14.69	13.09	3.92	3.47
March 2019	17.79	15.81	4.60	4.03	14.88	13.27	3.94	3.38
April 2019	17.67	15.27	4.40	3.96	14.74	13.50	3.83	3.49
	Common Shares		Common ADSs		Preferred Shares		Preferred ADS
Period	Price in Nominal R$		Price in US$		Price in Nominal R$		Price in US$
	High	Low	High	Low	High	Low	High	Low
As of May 15, 2019	17.76	16.60	4.41	4.08	14.75	13.08	3.68	3.24

The table below represents the share dividends paid on the common and preferred shares and their respective Common and Preferred ADSs, resulting in an adjustment to the price per share and ADS:

Record of share dividends paid on common and preferred shares and Common and Preferred ADSs
Year	Declaration	Record date Brazil	Payment date Brazil	Record date NYSE	Payment date NYSE
2016	04/29/2016	04/29/2016	12/29/2016	05/04/2016	01/05/2017
2017	05/12/2017	05/12/2017	12/28/2017	05/07/2017	01/05/2018
2018	04/30/2018	04/30/2018	12/28/2018	05/03/2018	01/08/2019

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

We have been a member of Special Corporate Governance Level 1 of the B3 since October 2001. The rules regarding such corporate governance segment are comprised by the Special Corporate Governance Level 1 Regulations (“Regulamento de Listagem do Nível 1 de Governança Corporativa”), which were amended on March 21, 2011 by B3 and approved by the CVM. Such revised set of rules became effective on May 10, 2011. Among the obligations that are contemplated by such regulations, we are required to:

•

present our consolidated statement of financial position, Standardized Financial Statements – DFP, consolidated statement of income, quarterly financial statements – ITR, and the Reference Form (Formulário de Referência);

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

Memorandum and Articles of Association

By-laws

We are a state-controlled company registered under the laws of Brazil. The registration number (“NIRE”) given to us by the Board of Trade of Minas Gerais (Junta Comercial do Estado de Minas Gerais) is 5804055. Set forth below is a brief summary of certain significant provisions of (i) our by-laws, as amended by our general and special shareholders’ meeting on March 25, 2019 and (ii) Brazilian Corporate Law. The description of our by-laws contained herein does not purport to be complete and is qualified by reference to our by-laws, which have been filed as an exhibit to this annual report.

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

(iii)	to provide consultancy services within its field of operation to companies in and outside Brazil; and

(iv)

to carry out activities directly or indirectly related to its objects, including the development and commercial operation of telecommunication and information systems, technological research and development, and innovation.

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

Article 172 of the Brazilian Corporate Law provides that each shareholder has a general preemptive right to subscribe for new shares or convertible securities issued in any capital increase, in proportion to that shareholder’s shareholding, except in the event of the exercise of any option to acquire shares of our capital share. Shareholders must exercise their preemptive rights within 30 days of the publication of the notice of capital increase.

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

General Meetings of Shareholders

General Meetings of Shareholders are held for the purposes specified in law, as stated in Brazilian Corporate Law. Ordinary General Meetings are held within the first four months of the business year, and must be called with 15 days’ prior notice. Brazilian Corporate Law also specifies that the following decisions may only be taken at a General Meeting of Shareholders:

•	examine the management accounts, discuss and vote on the Financial Statements;

•	deliberate on the destination of the net income of the year and distribution of dividends;

•	election and/or dismissal of members of the Board of Directors or of the Fiscal Council, establishment of the member’s remunerations and of an additional budget to remunerate the committees;

•	approval of corrections of the monetary expression of the Company’s capital share;

•	any change in the by-laws;

•	suspension of exercise of the rights of a shareholder who has violated Brazilian Corporate Law or the by-laws;

•	deliberate on the valuation of shareholders’ assets for the formation of the capital share;

•	issuance of beneficiary parts;

•	issuance of debentures;

•	the merger of the Company into another company, its dissolution, transformation, split, merger or liquidation, as well as appointment and/or dismissal of the respective liquidator and its accounts;

•	election and/or dismissal, at any time, of members of the Board of Directors or of the Fiscal Council;

•	any action relating to bankruptcy or concordata.

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

•

holders of at least 5% of the voting share, or 5% of those shareholders who do not have the right to vote, if the Board of Directors omits to call a General Meeting of Shareholders within eight calendar days of receipt from those shareholders of a request to place the Fiscal Council in session.

Remote voting procedure

Pursuant to CVM Instruction No. 561, it is mandatory that remote voting – an absentee ballot system – should be available for Ordinary (Annual) General Meetings and Extraordinary General Meetings of Shareholders held to elect members of the Board of Directors or the Fiscal Council.

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

The Board of Directors

Our by-laws require our Board of Directors to have nine members. One must be appointed Chair of the Board, and one Deputy Chair.

Key functions specific to the Board of Directors include the following:

•	to set the general orientation of the Company’s business;

•	to elect, dismiss and evaluate the Executive Officers of the Company, in accordance with the applicable legislation, subject to the by-laws;

•	to approve the policy on transactions with the related parties;

•

to decide, upon proposal by the Executive Board, on disposal of, or placement of a charge upon, any of the Company’s property, plant or equipment, and on the Company giving any guarantee to any third party of which the individual value is equal to 1% or more of the Company’s Shareholders’ equity;

•

to decide, upon proposal by the Executive Board, on the Company’s investment projects, signing of contracts and other legal transactions, contracting of loans or financing, or the constitution of any obligations in the name of the Company which, individually or jointly, have value equal to 1% or more of the Company’s Shareholders’ equity, including injections of capital into wholly-owned or other subsidiaries or affiliates or the consortia in which the Company participates;

•	to call the General Meeting of Shareholders;

•

to monitor and inspect the management by the Executive Board: the Board of Directors may, at any time, examine the books and papers of the Company, and request information on contracts entered into or in the process of being entered into, and on any other administrative facts or acts which it deems to be of interest to it;

•	to give a prior opinion on the Executive Board’s report of management and accounts of the Company;

•

to choose and to dismiss the Company’s auditors, from among companies with international reputation that are authorized by the Securities Commission (CVM) to audit listed companies, subject to statement of position by the Fiscal Council;

•

to authorize, upon proposal by the Executive Board, opening of administrative tender proceedings, or proceedings for dispensation or non-requirement of tender, or of non-applicability of the duty to tender, and the corresponding contractings, when the amount is more than 1% or more of the Company’s Shareholders’ equity, or more than R$ 100,000,000.00, as adjusted annually by the IPCA Inflation Index, if positive;

•

upon proposal by the Executive Board, to authorize filing of legal actions, or administrative proceedings, or entering into court or out-of-court settlements, for amounts equal to 1% or more of the Company’s Shareholders’ equity;

•

to authorize the issuance of securities in the Brazilian or external market, for raising of funding in the form of non-convertible debentures, promissory notes, commercial papers and other instruments;

•	to approve the Long-term Strategy, the Multi-year Business Plan and the Annual Budget, and alterations and revisions to them;

•

annually, to set the directives and establish the limits, including financial limits, for spending on personnel, including concession of benefits and collective employment agreements, subject to the competency of the General Meeting of Shareholders and subject to the Annual Budget;

•

to authorize the exercise of the right of preference and rights under shareholders’ agreements or voting agreements in wholly-owned or other subsidiaries or affiliates and the consortia in which the Company participates, except in the cases of the wholly-owned subsidiaries CEMIG Distribuição S.A. and CEMIG Geração e Transmissão S.A., for which the General Meeting of Shareholders has the competency for decision on these matters;

•	to approve participation in the share capital of, and constitution or extinction of, any company, undertaking or consortium;

•

to approve, in accordance with its Internal Regulations, the institution of committees supporting the Board of Directors – the opinions or decisions of which are not a necessary condition for decision on the matters by the Board of Directors;

•	to accompany the activities of internal auditing;

•	to discuss, approve and monitor decisions that involve corporate governance practices, relationship with interested parties, people management policy and code of conduct;

•

to ensure implementation of, and to supervise, the systems for management of risks and internal controls established for the prevention and mitigation of the principal risks to which the Company is exposed, including the risks related to safety and security of accounting and financial information and the occurrence of corruption or fraud;

•	to establish an information disclosure policy to mitigate the risk of contradiction between the various areas and the managers of the Company;

•

to make statements on any increase in number of the Company’s own staff, concession of benefits or advantages, or revision of a salaries and careers plan, including alteration in the amount paid for commissioned posts or free appointments, and compensation of Chief Officers;

•	to appoint, and to dismiss, in both cases with grounds, the head of the Internal Audit Unit, from among the Company’ career employees;

•

to elect the members of the Audit Committee, at the first meeting held after the Annual General Meeting, and to dismiss them, at any time, upon vote given with grounds by absolute majority of the members of the Board of Directors;

•

to arrange for analysis, every year, of the success in meeting targets and results in execution of the Multi-year Business Plan and the Long-term Strategy, and to publish its conclusions and state them to the Legislative Assembly of Minas Gerais State and to the Minas Gerais State Audit Court; and

•	to approve the complementary policies, including the policy on holdings, in accordance with the terms of these by-laws.

The financial limits relating to decisions by the Board of Directors that are identified by a percentage of the Company’s Shareholders’ equity shall be automatically adopted when the financial statements of each year are approved.

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

•	to reduce the mandatory distribution of dividends (3);

•	to change the Company’s purpose (4);

•	to merge into another company or to consolidate with another company, subject to the conditions set forth in Brazilian Corporate Law (5);

•	to transfer all of our shares to another company in order to make us a wholly-owned subsidiary of that company, known as incorporação de ações (6);

•	to approve acquisition of the control of another company at a price that exceeds certain limits set out in Brazilian Corporate Law (7);

•	to split up, subject to the conditions set forth in Brazilian Corporate Law (8);

•	to transform the Company into another type of company (9);

•	to participate in a centralized group of companies, as defined under Brazilian Corporate Law and subject to the conditions set forth therein (10);

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

Taxation

The following summary contains a description of certain Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of preferred shares, common shares, and Preferred ADSs or Common ADSs by a United States person, as defined in section 7701(a)(30) of the Internal Revenue Code of 1986, or the Code, as amended, or a holder that otherwise will be subject to U.S. federal income tax on a net income basis in respect of preferred shares, common shares, Preferred ADSs or Common ADSs, which we refer to as a U.S. holder, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase preferred shares, common shares, Preferred ADSs or Common ADSs. In particular this summary deals only with U.S. holders that will hold preferred shares, common shares, Preferred ADSs or Common ADSs as capital assets and does not address the tax treatment of U.S. holders that own or are treated as owning 10% or more of the total combined voting power of all classes of stock entitled to vote of the Company or 10% or more of the total value of shares of all classes of stock of the Company or that may be subject to special tax rules, such as banks or other financial institutions, insurance companies, retirement plans, regulated investment companies, real estate investment trusts, dealers in securities or currencies, brokers, traders in securities that elect to mark to market, persons who are subject to section 451(b) of the Code, tax-exempt organizations, persons liable for alternative minimum tax, “pass-through entities” such as partnerships or persons that will hold preferred shares, common shares, Preferred ADSs or Common ADSs as part of a hedging transaction, constructive sale transaction, position in a “straddle” or a “conversion transaction” for tax purposes, and persons that have a “functional currency” other than the U.S. dollar. If an entity treated as a partnership for U.S. federal income tax purposes invests in our preferred shares, common shares, Preferred ADSs or Common ADSs, the U.S. federal income tax considerations relating to such investment will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners relating to the purchase, ownership and disposition of such shares or ADSs. This summary, as relates to U.S. tax considerations, does not describe any implications under U.S. state or local tax law, non-U.S. tax law, or the federal estate tax or gift tax. U.S. shareholders should consult their own tax advisors regarding such matters.

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

Payments of ‘Interest on capital’– Law No. 9,249, enacted on December 26, 1995, as amended, enables Brazilian corporations to make distributions to shareholders, in Brazilian currency, of a payment referred to as Interest on capital (‘Juros sobre Capital Próprio’). The payment is calculated based on multiplying the value of the company’s Shareholders’ equity by the Federal Government’s “TJLP”, as set forth by the Central Bank, and payments up to such an amount may be deducted by the company as an expense when calculating its profit that will be taxable by income tax and the Social Contribution Tax, subject to the deduction not exceeding the greater of:

•

50% of the net income (after deduction of the Social Contribution tax on Net Income, and before the provision for corporate income tax and the amounts attributed to shareholders as Interest on capital) for the period in which the payment will be made; or

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

Law No. 9,430, enacted on December 27, 1996 was amended by Law No. 11,727 enacted on June 24, 2008, and later by Law No. 11,941 enacted on May 27, 2009, establishing the concept of a ‘privileged tax regime’, to govern transactions involving transfer pricing, and to strict rules for capitalization. This concept has a wider reach than the concept of a Nil or Low Taxation Jurisdiction. Under the new laws, a ‘privileged tax regime’ is defined as one which has one or more of the following characteristics: (i) it does not tax income or it taxes it at a maximum rate lower than 20%; (ii) it grants tax advantages to non-resident entities or individuals (a) without requiring substantial economic activity in the country or territory or (b) conditional upon non-exercise of substantive business activity in the country or territory; (iii) it does not generate tax income outside its territory, or taxes such income with a maximum rate lower than 20% (or 17% if the jurisdiction follows international standards of tax transparency, as defined by Brazilian Internal Revenue Office, especially in what regards to the disclosure of information in respect to corporate structure, ultimate beneficial owner, ownership of assets and business activities carried on in their territory) or (iv) it does not allow access to information on shareholdings, ownership of assets or rights, or to the business transactions carried out.

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

Sale of Preferred ADSs and Common ADSs by U.S. Holders to Other Non-Residents in Brazil—Pursuant to Section 26 of Law No. 10,833, published on December 29, 2003, the sale of property located in Brazil involving non-resident investors is subject to Brazilian income tax as of February 1, 2004. Our understanding is that ADSs do not qualify as property located in Brazil and, thus, should not be subject to the Brazilian withholding tax; nevertheless, there is a risk that the Tax Authorities will try to assert Brazilian tax jurisdiction in such situation, reason why Non-Resident Holders should consult with their own tax advisors the chances of success in that respect Insofar as the regulatory norm referred to is generic and has not been tested through the administrative or judicial courts, we are unable to assure the final outcome of such situation.

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

U.S. Tax Considerations

In general, and taking into account the earlier assumptions, for U.S. federal income tax purposes, a U.S. holder of ADSs is typically treated as the owner of the underlying shares represented by those ADSs. Consequently, exchanges of ADSs into shares, and shares into ADSs, generally, will not be subject to U.S. federal income tax.

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

Distributions to U.S. holders of additional common shares or preemptive rights relating to such common shares with respect to their common shares or Common ADSs that are made as part of a pro rata distribution to all shareholders of the Company generally will not be treated as dividend income for U.S. federal income tax purposes, but could result in additional U.S.-source taxable gain upon the sale of such additional shares or preemptive rights. Non-pro rata distributions of such shares or rights generally would be included in the U.S. holder’s gross income to the same extent and in the same manner as distributions payable in cash. In that event, the amount of such distribution (and the basis of the new shares or preemptive rights so received) generally will equal the fair market value of the shares or preemptive rights on the date of distribution. It is not entirely clear whether the preferred shares will be treated as preferred shares or common shares for this purpose. If the preferred shares are treated as common shares for these purposes the treatment above would apply to distributions of shares or preemptive rights with respect to preferred shares or Preferred ADSs. On the other hand, if the preferred shares are treated as preferred shares a distribution of additional shares or preemptive rights would be included in gross income to the same extent as a cash distribution whether or not such distribution is considered a pro rata distribution.

Qualified Dividend Income –Notwithstanding the foregoing, certain dividends received by individual U.S. holders that constitute “qualified dividend income” currently may be subject to a reduced maximum marginal U.S. federal income tax rate. Qualified dividend income generally includes, among other dividends, dividends received during the taxable year from “qualified foreign corporations”. In general, a foreign corporation is treated as a qualified foreign corporation with respect to any dividend paid by the corporation with respect to shares of the corporation that are readily tradable on an established securities market in the United States. For this purpose, a share is treated as readily tradable on an established securities market in the United States if an ADR backed by such share is so traded.

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

Passive Foreign Investment Company Rules – Certain adverse U.S. federal income tax rules generally, apply to a U.S. person that owns or disposes of stock in a non-U.S. corporation that is classified as a passive foreign investment company (a “PFIC”). In general, a non-U.S. corporation will be classified as a PFIC for any taxable year during which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either (i) 75% or more of the non-U.S. corporation’s gross income is “passive income” or (ii) 50% or more of the gross value (determined on a quarterly basis) of the non-U.S. corporation’s assets produce passive income or are held for the production of passive income. For these purposes, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions (other than certain active business gains from the sale of commodities). In determining whether a non-U.S. corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

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

Documents on Display

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may be obtained from the SEC’s Public Reference Room at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, copies of the exhibits that accompany this annual report may be inspected at our principal executive offices located at Avenida Barbacena, 1219, 30190-131 Belo Horizonte, Minas Gerais, Brazil.

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

We do not have insurance coverage for the risk of interruption of business, which means that damages suffered by our company, and consequent damages suffered by our customers as a result of interruption in the supply of energy, are in general not covered by our insurance and we may be subject to significant losses. See the Section “Item 3, Key Information-Risk Factors-Risks relating to CEMIG. We operate without insurance policies against natural disasters and third-party liability.”

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

A plaintiff (whether Brazilian or non-Brazilian) residing outside Brazil during the course of litigation in Brazil must, in order to cover court costs and legal fees, provide a bond or if the plaintiff does not own any real property in Brazil, a guarantee. The bond must have a value sufficient to satisfy the payment of court fees and the defendant’s attorney fees, as determined by a judge in Brazil. This requirement does not apply to a proceeding to enforce a foreign judgment which has been confirmed by the STJ (Superior Tribunal de Justiça).

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk resulting from foreign currency exchange rates and interest rates fluctuations.

Foreign exchange risk results from certain of our loans and financing being denominated in currencies (primarily the U.S. dollar) other than the currency in which we earn revenues (the Brazilian real). See “Item 5. Operating and Financial Review and Prospects – Critical Accounting Policies.”

Exchange Rate Risk

On December 31, 2018 approximately 39.82% of our outstanding indebtedness, or R$5,882 million, was denominated in foreign currencies, of which approximately 100%, or R$5,882 million, was denominated in U.S. dollars. We do not have substantial revenues denominated in any foreign currencies and, due to regulations that require us to keep excess cash on deposit in real-denominated accounts at Brazilian banks, we do not have monetary assets denominated in foreign currencies.

In 2018, a hypothetical 25% and 50% depreciation of the real against the U.S. dollar would result in an additional annual rate expense, of approximately R$1,508 million and R$3,016 million, respectively, reflecting the increased cost in reais of foreign currency-denominated indebtedness from loans, financing and debentures, compared to probable scenario. This sensitivity analysis assumes a simultaneous unfavorable 25% and 50% fluctuation in each of the exchange rates affecting the foreign currencies in which our indebtedness is denominated.

The foreign exchange variations of the acquisition of energy from Itaipu is balanced by the CVA and Other financial components in tariff adjustment. This amount is passed through to customers in next tariff adjustment. Thus, this exposure affects the cash flow of the year, but does not affect the result of the year.

The table below provides summarized information regarding our exposure to exchange rate risk as of December 31, 2018:

(in millions of R$)
U.S. Dollar:
Financing	5,882
Supplier (Itaipu)	268

6,150
Other Currencies:
Financing	—

Net liabilities exposed to exchange rate risk	6,150

Interest Rate Risk

On December 31, 2018 we had R$14,772 million in loans and financing outstanding, of which approximately R$5,169 million bear interest at rates tied to CDI rate and other floating indexes.

On December 31, 2018, we had liabilities, net of other assets leaving interest at floating rates in the amount of R$1,747 million. The assets consisted mainly of cash equivalents, as summarized in the tables below. A hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to floating rate financial assets and liabilities held on December 31, 2018 would result in a potential loss of R$17 million accounted as a finance expense in our consolidated financial statements.

Total Debt Portfolio

(in millions of R$)
Floating rate debt:
Real-denominated	8,999
Fixed Rate debt:
Foreign currency-denominated	5,882
Transaction costs (-)	(75)
Paid interest	(35)

Total	14,772

Total Portfolio
Interest Rate Risk (in millions of R$)
Assets:
Cash equivalents	783
Securities	812
Accounts receivable – Renova	532
Advance for future delivery of power supply	94
CVA and other financial components	1,081
Reimbursement – Decontracting of supply	98
Reimbursement – Cessation of contracts	10
Restricted Cash	91

Total	3,501
Liabilities:
Advance sales of power supply	(79)
Financing	(5,169)

Total liabilities	(5,248)

Total	(1,747)

Item 12.	Description of Securities Other than Equity Securities

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

Direct and indirect depositary payments

We have an agreement with the Depositary to reimburse the Company, up to a limited amount, for certain expenses in connection with our ADR programs, including listing fees, legal and accounting expenses, proxy distribution costs and investor relation related expenses. These reimbursements for the year ended December 31, 2018 totaled a net amount of approximately US$ 3.6 million, after deduction of applicable U.S. taxes, in the amount of US$ 1.5 million.

PART II

Item 13.	Defaults, Dividend Arrears and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and procedures

(a)	Assessment of Controls and Procedures for Disclosure

Our Executive Board, including the Chief Executive Officer (“CEO”) and Chief Finance and Investor Relations Officer, has assessed the effectiveness of our controls and procedures for financial disclosure and, although there are inherent limitations to the effectiveness of any system of controls, they are planned in order to provide reasonable assurance that the Company will achieve its objectives.

Our CEO and Chief Financial and Investor Relations Officer have concluded that as of December 31, 2018, controls and procedures for financial purposes were not sufficient to ensure that our files and records disclosed under the Exchange Act were:

(i)	registered, processed, summarized and reported in the appropriate period as determined by the rules and regulations issued by the SEC; and

(ii)	aggregated and communicated to our management, including to our CEO and Chief Financial and Investor Relations Officer to enable decisions to be taken on a timely basis.

However, the ineffectiveness of the Company’s internal control over financial reporting as of December 31, 2018, did not impact our consolidated financial statements, which adequately present our consolidated financial position as of December 31, 2018 and the consolidated results of our operations and our cash flows for the year then ended.

(b)	Management’s Annual Report on Internal Controls over Financial Reporting

Our Executive Board, including our CEO and Chief Finance and Investor Relations Officer, are responsible for establishing and maintaining adequate internal control over financial reporting and evaluating their effectiveness.

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

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Further, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that controls may become inadequate due to changes in the conditions or that the degree of compliance with the policies or procedures might deteriorate.

Consistent with the guidance issued by the Securities and Exchange Commission that an assessment of recently acquired businesses may be omitted from management’s annual report on internal control over financial reporting in the year of acquisition, management excluded the assessment of the effectiveness of internal control over financial reporting of Light S.A. More details regarding Light S.A.’s acquisition of control by the Company during 2018 can be found in note 33 of our consolidated financial statements for the year ended December 31, 2018.

Light S.A., which has been classified as an investment held for sale in our consolidated financial statements for the year ended December 31, 2018, represented the following amounts and percentages in our consolidated financial statements for the year ended December 31, 2018:

As of December 31, 2018
Total Assets (in millions of Reais)	Percentage of Company’s Total Assets (%)	Net Assets (in millions of Reais)	Percentage of Company’s Net Assets (%)	Net Income for the year (in millions of Reais)	Percentage of Company’s Net Income for the year (%)
17,863	29.85	3,389	21.26	59	3.39

Our management has assessed the effectiveness of our internal control over financial reporting on December 31, 2018, based on the criteria established in the integrated framework issued by the Committee of Sponsoring Organizations of Treadway Commission, or COSO (2013 framework).

Based on this criteria, and due to the material weakness, described below, our management has concluded that our internal control over financial reporting were not effective as of December 31, 2018, although this ineffectiveness has not compromised the consolidated financial statements as of December 31, 2018 and for the year then ended.

Material Weakness in Internal Control over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in the internal control over financial reporting, such that there is a reasonable possibility that a material misstatement in the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Our management has identified a material weakness related to lack of identification, design and execution of relevant controls on business and financial reporting processes to prevent or detect material misstatements of the Company’s annual or interim financial statements on a timely basis.

(c) Plans for Remediation of Material Weakness

Our management is actively involved in the conception and implementation of efforts for remediation to resolve the material weakness that has been identified. The remediation efforts described below have been implemented or are in the process of implementation and are the responsibility of our management.

Identification and Execution of Relevant Controls

Actions already implemented:

•

A survey with employees responsible for controls, to understand the perceptions and difficulties that they have in the execution and management of the controls and to obtain information for actions of training, and identification of opportunities for improvement, in the Company’s internal control over financial reporting environment;

•	Carry out visits to companies listed with the SEC in order to better understand the best practices in relation to internal control over financial reporting;

•

Develop and give additional training to management, employees responsible for controls, personnel involved in the accounting of unusual and complex transactions and other key personnel involved in internal control over financial reporting;

•	Partial review of the Company’s control matrix;

•	Hire specialized advisory services from external consultants to support us analyzing new accounting pronouncements and unusual and complex transactions, in specific situations;

•	Identification and testing of some automated controls; and

•

Establish frequent meetings of the Executive Board and monthly meetings with members of the Company’s Audit Committee and the Fiscal Council to discuss matters related to internal control over financial reporting, focusing on topics related to the progress of the remediation plan.

Actions in progress:

•	Expand the involvement of the internal control department in matters related to internal control over financial reporting;

•	Increase of our accounting and financial reporting staff;

•

Hire specialized services to support us in a major review of the Company’s control matrix, establish our remediation plan with employees responsible for controls and perform procedures to evaluate the design and operating effectiveness of internal control over financial reporting; and

•	Continuous training to management, employees responsible for controls, the internal control team and internal auditors.

(d) Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2018, has been audited by Ernst & Young Auditores Independentes S.S., the Company’s independent registered public accounting firm. Their audit reports on the Company’s consolidated financial statements for the year ended December 31, 2018 and on management’s assessment of internal control over financial reporting as of December 31, 2018, are included in our 2018 audited consolidated financial statements included in this Form 20-F. Their report on management’s assessment of internal control over financial reporting as of December 31, 2018, expresses an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2018.

Edifício Phelps Offices Towers Rua Antônio de Albuquerque, 156 11º andar - Savassi 30112-010 - Belo Horizonte - MG - Brasil Tel: +55 31 3232-2100 Fax: +55 31 3232-2106 ey.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Companhia Energética de Minas Gerais – CEMIG

Opinion on Internal Control over Financial Reporting

We have audited Companhia Energética de Minas Gerais – CEMIG’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Companhia Energética de Minas Gerais – CEMIG (the Company) has not maintained effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness related to the lack of identification, design and execution of relevant controls on business and financial reporting processes to fully address the requirements of the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Light S.A., which is included in the 2018 consolidated financial statements of the Company and constituted 29.85% and 21.26% of total and net assets, respectively, as of December 31, 2018 and 3.39% of net income for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Light S.A.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2018, and the related notes. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2018 consolidated financial statements, and this report does not affect our report dated May 15, 2019, which expressed an unqualified opinion thereon.

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

/s/ Ernst & Young Auditores Independentes S.S.

Belo Horizonte, Brazil

May 15, 2019

(e) Changes in the Internal Control over Financial Reporting

During the year ended December 31, 2018, we made certain changes to our internal control over financial reporting, in order to respond to the material weakness related to the ineffectiveness of our IT General Controls (ITGC) environment, which was identified and reported in our 2017 Form 20-F and eliminated this material weakness.

Item 16A.	Financial Specialist of the Audit Committee

Although we established an audit committee on June 11, 2018 in compliance with the Brazilian State Companies Law, we continue to maintain an Audit Board which operates as an Audit Committee for the purpose of the Sarbanes-Oxley Law of 2002. Under Section 10A–3 of the SEC rules on Audit Committees of companies listed on the New York Stock Exchange, non-US issuers can opt not to have a separate Audit Committee made up of independent members provided that they have an established Audit Board that has been chosen in accordance with the legal rules of its origin country, which expressly require or permit this Board should comply with certain obligations. Also under this section, a Fiscal Council may carry out the obligations and responsibilities of a US Audit Committee, up to the limit permitted by the Brazilian legislation. The Financial Expert of our Fiscal Council is Cláudio Morais Machado.

Item 16B.	Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our Chief Executive Officer, Chief Finance and Investor Relations Officer, and to persons performing similar functions, members of the Board of Directors, other officers, and employees. In 2019, we made minor adjustments to our code of ethics to comply with Brazilian Law No. 13.303, which is filed with the SEC as an exhibit to this Form 20-F, and is available on our website www.cemig.com.br. If we change the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Finance and Investor Relations Officer, and/or persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such change or waiver within five business days following the date of the change or waiver, on our website at the same address.

Item 16C.	Principal Accountant Fees and Services

Ernst &Young Auditores Independentes acted as our independent registered public accounting firm for the fiscal years ended December 31, 2017 and 2018 and Deloitte Touche Tohmatsu Auditores Independentes acted as our independent registered public accounting firm for the fiscal year ended December 31, 2016.

Fees for professional services provided by our independent auditors in each of the last three fiscal years, in each of the following categories are:

	Year ended December 31,
	2018	2017	2016
	(thousands of reais)
Audit fees	8,111	6,053	1,570
Audit-related fees	4,232	845	—
Tax fees	767	758	82

Total fees	13,110	7,656	1,652

The fees disclosed in 2018, include fees related to professional services performed by Ernst &Young Auditores Independentes for Light S.A. amounting of R$ 5,207 thousand.

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

Audit Committee Pre-Approval Policies and Procedures

Our Fiscal Council currently serves as our audit committee for purposes of the Sarbanes-Oxley Act of 2002. However, as required by Brazilian legislation, we have adopted pre-approval policies and procedures whereby all audit and non-audit services provided by external auditors must be approved by the Board of Directors. Any service proposals submitted by external auditors need to be discussed and approved by the Board of Directors during its meetings. Once the proposed service is approved, we formalize the engagement of the relevant services. The approval of any audit and non-audit services to be provided by our external auditors is specified in the minutes of the meetings of the Board of Directors. All fees mentioned above were pre-approved by the Board of Directors and the Fiscal Council.

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

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F:	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Corporate Governance Differences from NYSE Practices

On November 4, 2003, the NYSE established new corporate governance rules. Under the rules, foreign private issuers are subject to a more limited set of corporate governance requirements than U.S. domestic issuers. Under the NYSE rules, we are required only to: (i) have an audit committee or Fiscal Council, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, (ii) provide prompt certification by our CEO of any material noncompliance with any corporate governance rules, and (iii) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies. The discussion of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below.

For more information on our corporate governance practices, see Item 9. The Offer and Listing Trading Market—Trading on the B3.

Section	NYSE Corporate Governance Rule for U.S.Domestic Issuers	Our Approach
303A.01	A listed company must have a majority of independent directors; “Controlled companies” are not required to comply with this requirement.

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

303A.12	Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.	CEMIG’s CEO will promptly notify the NYSE in writing after any executive officer of CEMIG becomes aware of any material non-compliance with any applicable provisions of the NYSE corporate governance rules.

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 17.	Financial Statements

See “Item 18. Financial Statements.”

Item 18.	Financial Statements

Reference is made to pages F-1 through F-163 hereof.

The following financial statements are filed as part of this annual report on Form 20-F:

•	Audited Consolidated Statement of Financial Position as of December 31, 2018 and 2017;

•	Audited Consolidated Statement of Income for the years ended December 31, 2018, 2017 and 2016;

•	Audited Consolidated Statement of Comprehensive Income for the years ended December 31, 2018, 2017 and 2016;

•	Audited Consolidated Statement of Changes in Equity for the years ended December 31, 2018, 2017 and 2016;

•	Audited Consolidated Statement of Cash Flow for the years ended December 31, 2018, 2017 and 2016; and

•	Notes to the Consolidated Financial Statements.

•	Report of Ernst & Young Auditores Independentes as of December 31, 2018 and 2017 and for each of the two years ended December 31, 2018;

•	Report of Deloitte Touche Tohmatsu Auditores Independentes for the year ended December 31, 2016;

•	Independent Auditor’s Report (Pricewaterhouse Coopers) of Madeira Energia S.A. – MESA as of December 31, 2018 and 2017 and for each of the three years ended December 31, 2018;

•	Independent Auditor’s Report (Pricewaterhouse Coopers) of Norte Energia S.A. – NESA of December 31, 2017 and 2016 and for each of the two years ended December 31, 2017;

Item 19.	Exhibits

The following documents are included as exhibits to this annual report:

Exhibit Number	Document
1	Corporate by-laws of CEMIG, as amended and in effect since March 25, 2019.
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

2.6

Indenture, dated as of December  5, 2017, among Cemig Geração e Transmissão S.A., as issuer, Companhia Energética de Minas Gerais – CEMIG, as notes guarantor, and the Bank of New York Mellon as trustee, paying agent, transfer agent and registrar and the Bank of NewYork Mellon SA/NV, Luxembourg Branch, as Luxembourg Paying Agent, Luxembourg Transfer Agent and Luxembourg Listing Agent.

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

4.36	Excerpts from concession contracts for energy generation Nos. 8, 9, 10, 11, 12, 13, 14, 15 and 16 between the Mining and Energy Minstry and CEMIG GT.
8	List of Subsidiaries (incorporated by reference to Exhibit 8 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15224)).
11	Code of Ethics.
12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 15, 2019.

Exhibit Number	Document
12.2	Chief Officer for Finance and Investor Relations Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 15, 2019.
13.1	Chief Executive Officer Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 15, 2019.
13.2	Chief Officer for Finance and Investor Relations Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 15, 2019.
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

(P)	Paper exhibits.
*	To be filed by amendment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By:	/s/ Cledorvino Belini
Name:	Cledorvino Belini
Title:	Chief Executive Officer

Date: May 16, 2019

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By:	/s/ Maurício Fernandes Leonardo Júnior
Name:	Maurício Fernandes Leonardo Júnior
Title:	Chief Officer for Finance and Investor Relations

Date: May 16, 2019

Companhia Energética de Minas

Gerais – CEMIG

Consolidated Financial Statements as of December 31, 2018 and 2017 and for each of the Years Ended December 31, 2018, 2017 and 2016 and Report of Independent Registered Public Accounting Firm

Edifício Phelps Offices Towers Rua Antônio de Albuquerque, 156 11º andar - Savassi 30112-010 - Belo Horizonte - MG - Brasil Tel: +55 31 3232-2100 Fax: +55 31 3232-2106 ey.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Companhia Energética de Minas Gerais – CEMIG

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Companhia Energética de Minas Gerais – CEMIG (the Company) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

We did not audit the 2018 and 2017 financial statements of Madeira Energia S.A., a corporation in which the Company has, directly and indirectly, at December 31, 2018 and 2017, an 15.5% and 18.1% interest, respectively. In the consolidated financial statements, the Company’s investment in Madeira Energia S.A. at December 31, 2018 and 2017, is stated at R$740 million and R$1,117 million, respectively, and the Company’s equity in the losses of Madeira Energia S.A., in 2018 and 2017, is stated at R$302 million and R$204 million, respectively. We did not audit the 2017 financial statements of Norte Energia S.A., a corporation in which the Company has, directly and indirectly, at December 31, 2017, an 11.7% interest. In the consolidated financial statements, the Company’s investment in Norte Energia S.A. at December 31, 2017, is stated at R$1,444 million, and the Company’s equity in the losses of Norte Energia S.A. in 2017 is stated at R$1 million. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Madeira Energia S.A. and Norte Energia S.A., is based solely on the reports of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated May 15, 2019, expressed an adverse opinion thereon.

Edifício Phelps Offices Towers Rua Antônio de Albuquerque, 156 11º andar - Savassi 30112-010 - Belo Horizonte - MG - Brasil Tel: +55 31 3232-2100 Fax: +55 31 3232-2106 ey.com.br

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

/s/ Ernst & Young Auditores Independentes S.S.

We have served as the Company’s auditor since 2017.

Belo Horizonte, Brazil

May 15, 2019

Deloitte Touche Tohmatsu Rua Antônio de Albuquerque, 330 - 12º andar 30112-010 - Belo Horizonte - MG Brasil Tel.: + 55 (31) 3269-7400 Fax: + 55 (31) 3269-7470 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Companhia Energética de Minas Gerais - CEMIG

Belo Horizonte - MG - Brazil

We have audited the accompanying consolidated statements of income, of comprehensive income, of changes in shareholder’s equity and of cash flows of Companhia Energética de Minas Gerais - CEMIG and subsidiaries (the “Company”) for the year ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of Madeira Energia S.A. and Norte Energia S.A., both investees of the Company, accounted for under the equity method of accounting. The Company’s equity in losses of unconsolidated investee Madeira Energia S.A. was R$112 million for the year ended December 31, 2016, and the Company’s equity in losses of unconsolidated investee Norte Energia S.A. was R$12 million for the year ended December 31, 2016. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Madeira Energia S.A. and Norte Energia S.A., is based solely on the reports of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board – PCAOB (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Companhia Energética de Minas Gerais – CEMIG and subsidiaries for the year ended December 31, 2016, in accordance with International Financial Reporting Standards - IFRS, issued by the International Accounting Standards Board - IASB.

As disclosed in note 17 to the consolidated financial statements, the Company holds noncontrolling interest in Renova Energia S.A., whose conditions indicate the existence of material uncertainty that may cast significant doubt on the ability of Renova Energia S.A. to continue as a going concern.

Belo Horizonte, MG, Brazil

May 16, 2017

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes

2019-BHZ-0176 VF.docx

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

Deloitte provides audit, consulting, financial advisory, risk management, tax and relates services to public and private clients spanning multiple industries. Deloitte serves four out of five Fortune Global 500® companies through a globally connected network of member firms in more than 150 countries bringing world-class capabilities, insights, and high-quality service to address clients’ most complex business challenges. To learn more about how Deloitte’s approximately 286,200 professionals make an impact that matters, please connect with us on Facebook, LinkedIn or Twitter.

© 2017 Deloitte Touche Tohmatsu. All rights reserved.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Madeira Energia S.A. - MESA

Opinion on the Financial Statements

We have audited the consolidated balance sheets of Madeira Energia S.A.–MESA and its subsidiary (the “Company”) as of December 31, 2018 and 2017 and the related consolidated statements of operations, comprehensive (loss) income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”) (not presented herein). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Auditores Independentes

Salvador-Bahia, Brazil

April 29, 2019

We have served as the Company’s auditor since 2009.

PricewaterhouseCoopers, Av. Tancredo Neves 2539, 22º, Ed. CEO Salvador Shopping, Torre Nova Iorque, Salvador, BA, Brasil, 41820-021, T: +55 (71) 3417 7500, www.pwc.com.br

Report of independent registered

public accounting firm

To Board of Directors and Shareholders

Norte Energia S.A.

Opinion on the financial statements

We have audited the balance sheets of Norte Energia S.A. (The “Company”) as of December 31, 2017 and 2016 and the related statements of operations, comprehensive loss, changes in equity and cash flows each of the two years in the period ended December 31, 2017, including the related notes (collectively referred to as the “financial statements”) (not presented herein). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and December 31, 2016 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the auditing standards generally accepted in the United States of America and in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Brasília, April 30, 2018

/s/ PricewaterhouseCoopers

Auditores Independentes

We have served as the Company’s auditor since 2015.

PricewaterhouseCoopers, SHS Quadra 6, Cj. A, Bloco C, Ed. Business Center Tower, Salas 801 a 811, Brasília, DF, Brasil, 70322-915, Caixa Postal 08850, T: +55 (61) 2196 1800, www.pwc.com.br

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2018 AND 2017

ASSETS

(IN MILLIONS OF REAIS—R$ mn)

	Note	2018	2017
CURRENT
Cash and cash equivalents	6	891	1,030
Marketable securities	7	704	1,058
Customers and traders and concession holders – Transport of electricity	8	4,092	3,885
Concession financial assets	15	1,071	848
Concession contract assets	16	131	—
Recoverable taxes	9	124	174
Income and social contribution tax credits	10a	387	340
Dividends receivables	17	120	77
Restricted cash	11	91	106
Inventories		36	38
Advances to suppliers		7	116
Accounts receivable from the State of Minas Gerais	12	—	235
Reimbursement of tariff subsidies payments	14	91	77
Low-income customer subsidy		30	27
Derivative financial instruments	32	69	—
Others		506	526

		8,350	8,537
Assets classified as held for sale	33	19,446	—

TOTAL CURRENT		27,796	8,537

NON-CURRENT
Marketable securities	7	109	30
Advances to suppliers	31	87	7
Customers and traders and concession holders – Transport of electricity	8	81	255
Recoverable taxes	9	242	231
Income and social contribution taxes recoverable	10a	6	21
Deferred income and social contribution taxes	10c	2,147	1,871
Escrow deposits	13	2,502	2,336
Derivative financial instruments	32	744	9
Accounts receivable from the State of Minas Gerais	12	246	—
Others		696	628
Concession financial assets	15	4,927	6,605
Concession contract assets	16	1,598	—
Investments – Equity method	17	5,235	7,792
Property, plant and equipment	18	2,662	2,762
Intangible assets	19	10,777	11,156

TOTAL NON-CURRENT		32,059	33,703

TOTAL ASSETS		59,855	42,240

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2018 AND 2017

LIABILITIES

(IN MILLIONS OF REAIS—R$ mn)

	Note	2018	2017
Suppliers	20	1,801	2,343
Regulatory charges	23	514	513
Profit sharing		79	9
Taxes payable	21a	410	705
Income and social contribution tax	10b	112	115
Interest on equity and dividends payable	26	864	428
Loans, financing and debentures	22	2,198	2,371
Payroll and related charges		284	207
Post-employment obligations	24	253	232
Concession financial liabilities	15	—	415
Derivatives financial Instruments	32	—	520
Advances from customers	8	79	233
Others		528	572

		7,122	8,663
Liabilities directly associated to assets held for sale	33	16,272	—

TOTAL CURRENT		23,394	8,663

NON-CURRENT
Regulatory charges	23	179	250
Loans, financing and debentures	22	12,574	12,027
Taxes payable	21a	29	28
Deferred income and social contribution taxes	10c	728	735
Provisions	25	641	678
Post-employment obligations	24	4,736	3,954
Pasep and Cofins taxes to be reimbursed to customers	21a	1,124	1,087
Derivative financial Instruments	32	419	336
Other obligations		92	152

TOTAL NON-CURRENT		20,522	19,247

TOTAL LIABILITIES		43,916	27,910

EQUITY	26
Share capital		7,294	6,294
Capital reserves		2,250	1,925
Profit reserves		6,362	5,729
Equity valuation adjustments		(1,327)	(837)
Deemed cost of property, plant and equipment		611	639
Accumulated other comprehensive income		(1,938)	(1,476)
Subscription of shares, to be capitalized		—	1,215
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	27	14,579	14,326

NON-CONTROLLING INTERESTS		1,360	4
TOTAL EQUITY		15,939	14,330

TOTAL LIABILITIES AND EQUITY		59,855	42,240

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(IN MILLIONS OF REAIS—R$ mn, except earnings per share)

	Notes	2018	2017	2016
CONTINUING OPERATIONS
NET REVENUE	28	22,266	21,712	18,773
OPERATING COSTS
COST OF ENERGY AND GAS	29
Energy purchased for resale		(11,084)	(10,919)	(8,273)
Charges for use of the national grid		(1,480)	(1,174)	(947)
Gas purchased for resale		(1,238)	(1,071)	(878)

		(13,802)	(13,164)	(10,098)
OTHER OPERATING COSTS	29
Personnel		(1,098)	(1,270)	(1,348)
Materials		(81)	(73)	(41)
Outsourced services		(913)	(759)	(720)
Depreciation and amortization		(761)	(787)	(802)
Operating provisions, net		(40)	(226)	(171)
Infrastructure construction cost		(897)	(1,119)	(1,193)
Others		(85)	(90)	(57)

		(3,875)	(4,324)	(4,332)
TOTAL COST		(17,677)	(17,488)	(14,430)
GROSS PROFIT		4,589	4,224	4,343
OPERATING EXPENSES	29
Selling expenses		(264)	(248)	(382)
General and administrative expenses		(672)	(763)	(667)
Operating provisions		(167)	(353)	(5)
Other operating (expenses) income, net		(640)	34	(420)

		(1,743)	(1,330)	(1,474)
Share of loss, net, of subsidiaries and joint ventures	17	(104)	(252)	(302)
Remeasurement of previously held equity interest in subsidiaries acquired	17	(119)	—	—
Impairment loss on Investments	17	(127)	—	(763)

Income before finance income (expenses) and taxes		2,496	2,642	1,804
Finance income	30	1,706	804	1,041
Finance expenses	30	(2,224)	(1,800)	(2,478)

Income before income and social contribution taxes		1,978	1,646	367
Current income and social contribution taxes	10d	(583)	(446)	(174)
Deferred income and social contribution taxes	10d	(16)	(198)	141

Net income for the year from continuing operations		1,379	1,002	334

DISCONTINUED OPERATIONS
Net income after tax for the year from discontinued operations	33	363	—	—

NET INCOME FOR THE YEAR		1,742	1,002	334

	Notes	2018	2017	2016
Total of net income for the year attributed to:
Equity holders of the parent
Net income from continuing operations		1,378	1,001	334
Net income from discontinued operations		322	—	—

Net income for the year attributed to equity holders of the parent		1,700	1,001	334

Non-controlling interests
Net income from continuing operations	27	1	1	—
Net income from discontinued operations		41	—	—

		42	1	—

NET INCOME FOR THE YEAR		1,742	1,002	334

Basic earnings per preferred share – R$	26	1.17	0.84	0.35
Basic earnings per common share – R$		1.17	0.37	0.10
Diluted earnings per preferred share – R$		1.17	0.84	0.32
Diluted earnings per common share – R$		1.17	0.37	0.07
Basic earnings per preferred share from continuing operations – R$		0.95	0.84	0.35
Basic earnings per common share from continuing operations – R$		0.95	0.37	0.10
Diluted earnings per preferred share from continuing operations – R$		0.95	0.84	0.32
Diluted earnings per common share from continuing operations – R$		0.95	0.37	0.07

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(IN MILLIONS OF REAIS—R$ mn)

	2018	2017	2016
NET INCOME FOR THE YEAR	1,742	1,002	334
OTHER COMPREHENSIVE INCOME
Items not to be reclassified to profit or loss in subsequent periods
Post retirement liabilities – remesurement of obligations of the defined benefit plans	(702)	(394)	(780)
Income and social contribution taxes on restatement of defined benefit plans (note 10c)	239	133	265
Equity gain (loss) on other comprehensive income in subsidiary and jointly-controlled entity	—	(3)	4

	(463)	(264)	(511)
Items that may be reclassified to the profit or loss in subsequent periods
Equity gain (loss) on other comprehensive income of subsidiaries and jointly-controlled entities, relating to fair value of financial asset and conversion of transactions outside Brazil	—	(38)	(3)
Reclassification of translation adjustments to the profit or loss arising from sale of Transchile	—	—	(40)

	—	(38)	(43)

COMPREHENSIVE INCOME FOR THE YEAR	1,279	700	(220)

Total of comprehensive income for the year attributed to:
Equity holders of the parent	1,237	699	(220)
Non-controlling interests	42	1	—

	1,279	700	(220)

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(IN MILLIONS OF REAIS—R$ mn, except where otherwise indicated)

	Attributable to the equity holders of the parent							Non- controlling interests	Total Equity
	Share capital	Subscription of shares to be capitalized	Capital reserves	Profit reserves	Equity valuation adjustments	Retained earnings	Total
AS OF DECEMBER 31, 2017	6,294	1,215	1,925	5,729	(837)	—	14,326	4	14,330
First time adoption of IFRS 9 and IFRS 15	—	—	—	—	—	(157)	(157)	—	(157)

AS OF JANUARY 01, 2018	6,294	1,215	1,925	5,729	(837)	(157)	14,169	4	14,173

Proposed dividends from prior years	—	—	—	(127)	—	—	(127)	—	(127)
Expired dividends of previous years	—	—	—	—	—	42	42	—	42
Subscription of shares, to be capitalized	—	110	—	—	—	—	110	—	110
Subscription of capital	1,000	(1,000)	—	—	—	—	—	—	—
Goodwill on subscription of shares	—	(325)	325	—	—	—	—	—	—
Net income for the year	—	—	—	—	—	1,700	1,700	42	1,742
Remeasurement of obligations of the defined benefit plans, net of taxes	—	—	—	—	(463)	—	(463)	—	(463)
Realization of PP&E deemed cost	—	—	—	—	(27)	42	15	—	15
Appropriation of Net income for the period
Tax incentives reserve (note 26c)	—	—	—	9	—	(9)	—	—	—
Proposed dividends (R$ 0,59 per share)	—	—	—	—	—	(867)	(867)	—	(867)
Appropriation of retain earnings to profit reserves	—	—	—	751	—	(751)	—	—	—
Non-controlling interests	—	—	—	—	—	—	—	1,314	1,314

AS OF DECEMBER 31, 2018	7,294	—	2,250	6,362	(1,327)	—	14,579	1,360	15,939

	Attributable to the equity holders of the parent							Non- controlling interests	Total Equity
	Share capital	Subscription of shares to be capitalized	Capital reserves	Profit reserves	Equity valuation adjustments	Retained earnings	Total
AS OF DECEMBER 31, 2016	6,294	—	1,925	5,200	(489)	—	12,930	4	12,934

Subscription of shares. to be capitalized	—	1,215	—	—	—	—	1,215	—	1,215
Net income for the year	—	—	—	—	—	1,001	1,001	1	1,002
Remeasurement of obligations of the defined benefit plans, net of taxes	—	—	—	—	(261)	—	(261)	—	(261)
Equity gain (loss) on Other comprehensive income in subsidiary and jointly-controlled entity	—	—	—	—	(41)	—	(41)	—	(41)
Realization of PP&E deemed cost	—	—	—	—	(46)	28	(18)	—	(18)
Appropriation of Net income for the period
Tax incentives reserve	—	—	—	1	—	(1)	—	—	—
Proposed dividends (R$ 0.51 per share)	—	—	—	—	—	(500)	(500)	—	(500)
Additional dividends proposed. non-controlling interests	—	—	—	—	—	—	—	(1)	(1)
Appropriation of retain earnings to profit reserves	—	—	—	528	—	(528)	—	—	—

AS OF DECEMBER 31, 2017	6,294	1,215	1,925	5,729	(837)	—	14,326	4	14,330

	Attributable to the equity holders of the parent						Non- controlling interests	Total Equity
	Share capital	Capital reserves	Profit reserves	Equity valuation adjustments	Retained earnings	Total
AS OF DECEMBER 31, 2015	6,294	1,925	4,663	102	—	12,984	4	12,988

Net income for the year	—	—	—	—	334	334	—	334
Remeasurement of obligations of the defined benefit plans, net of taxes	—	—	—	(515)	—	(515)	—	(515)
Equity loss on Other comprehensive income in subsidiary and jointly-controlled entity				(39)		(39)		(39)
Realization of PP&E deemed cost	—	—	—	(37)	37	—	—	—
Appropriation of Net income for the period
Tax incentives reserve	—	—	7	—	(7)	—	—	—
Proposed dividends (R$ 0.16 per share)	—	—	(380)	—	—	(380)	—	(380)
Additional dividends proposed. non-controlling interests	—	—	623	—	—	623	—	623
Reserve for mandatory dividends not distributed	—	—	127	—	(204)	(77)	—	(77)
Appropriation of retain earnings to profit reserves	—	—	160	—	(160)	—	—	—

AS OF DECEMBER 31, 2016	6,294	1,925	5,200	(489)	—	12,930	4	12,934

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(IN MILLIONS OF REAIS—R$ mn)

		2018	2017	2016
CASH FLOW FROM OPERATIONS
Net income for the year from continuing operations		1,379	1,002	334
Net income for the year from discontinuing operations		363	—	—

Net income for the year		1,742	1,002	334
Adjustments to reconcile net income to net cash flows:
Non-controlling interests		(42)	(1)	—
Income tax and social contribution taxes	10.d	16	198	(141)
Depreciation and amortization	18 and 19	850	850	834
Loss on write-off of net residual value of unrecoverable Concession financial assets , PP&E and Intangible assets	15, 18 and 19	61	48	109
Impairment of contract assets	16	42	—	—
Gain on sale of investments	33	(378)	(197)	(315)
Impairment loss on investments	17	127	—	763
Generation Indemnity Revenue	15	(55)	(271)	—
Adjustment to Remuneration Assets Base - BRR for transmission assets		—	(75)	—
Share of loss, net, of subsidiaries and joint ventures	17	104	252	302
Updating of concession financial and concession contract assets	15 and 16	(585)	(753)	(1,110)
Interest and monetary variation		1,207	1,498	1,851
Exchange variation on loans	22	582	56	—
Reversal of monetary updating on Advance for Future Capital Increase - AFAC		—	(239)	—
Tax Anmesty Program (PRCT)		—	283	—
Appropriation of transaction costs	22	33	67	68
Provisions for operating losses	29.d	466	854	704
Provision for reimbursement for suspension of energy supply – Renova		(60)	—	—
Net loss on derivative instruments at fair value through profit or loss	30	(893)	32	—
CVA (Parcel A items Compensation) Account and Other financial components in tariff adjustments	15	(1,973)	(988)	1,455
Remeasurement of previously held equity interest in subsidiaries acquired	17	119	—	—
Loss on other credits	17.1	12	—	—
Post-employment obligations	24	405	(164)	447

		1,780	2,452	5,301

Working capital adjustments
(Increase) / decrease in assets
Customers and traders and Concession holders – Transport of electricity		(391)	(818)	(56)
Accounts Receivable from the State of Minas Gerais		—	46	—
CVA and Other financial components in tariff adjustments	15	909	586	341
Energy Development Account (CDE)		—	(10)	8
Recoverable taxes		38	10	19
Income and social contribution tax credits		615	385	(62)
Escrow deposits		(109)	(4)	(28)
Dividends received from investees	17	311	354	683
Concession financial assets: reimbursement – generation plants	15	1,139	—	—
Concession contract and financial assets	15 and 16	565	398	(1,941)
Advances to suppliers		29	(116)	(120)
Gas drawing rights		75	537	(193)
Others		(27)	122	105

		3,154	1,490	(1,244)

Increase (decrease) in liabilities
Suppliers		(553)	403	38
Taxes payable		(291)	(248)	38
Income and social contribution taxes payable		(6)	14	198
Payroll and related charges		77	(18)	4
Regulatory charges		(70)	(73)	92
Advances from customers		(153)	52	—
Post-employment obligations	24	(307)	(282)	(239)
Derivative financial instruments –Put options	32	(555)	(830)	(150)
Others		(165)	(357)	(167)

		(2,023)	(1,339)	(186)

Cash generated by operating activities		2,911	2,603	3,871

Interest paid on loans and financing	22	(1,290)	(1,797)	(2,369)
Income and social contribution taxes paid		(650)	(226)	(289)
Cash inflows from settlement of derivatives instruments		37	—	—

NET CASH FROM OPERATING ACTIVITIES		1,008	580	1,213

	Note	2018	2017	2016
INVESTING ACTIVITIES
Marketable securities		276	(4)	1,400
Restricted cash		15	261	(367)
Investments		—	—	—
Acquisition of equity investees	17 and 37	(109)	(38)	—
Disposal of investments	33 and 17	655	766	949
Capital contributions in investees	17	(241)	(254)	(1,455)
Cash arising from business combination	37	71	—	—
Property, plant and equipment	18	(77)	(83)	(120)
Concession contract assets – gas and distribution infrastructure	16	(771)	—	—
Intangible assets	19	(30)	(1,034)	(1,021)

NET CASH USED IN INVESTING ACTIVITIES		(211)	(386)	(614)

FINANCING ACTIVITIES
Subscription of shares, to be capitalized		—	1,215	—
Capital increase		110	—	—
Interest on capital and dividends paid		(509)	(540)	(675)
Proceeds from Loans, financings and debentures	22	2,990	3,308	5,737
Borrowing costs	22	—	(11)	—
Payment of loans, financing and debentures	22	(3,527)	(4,131)	(5,591)

NET CASH USED IN FINANCING ACTIVITIES		(936)	(159)	(529)

Net (decrease) increase in cash and cash equivalents for the year		(139)	35	70
Cash and cash equivalents at the beginning of the year	6	1,030	995	925

Cash and cash equivalents at the end of the year	6	891	1,030	995

The Notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED ON DECEMBER

31, 2018, 2017 AND 2016

(IN MILLIONS OF REAIS—R$ mn—except where otherwise indicated)

1. OPERATING CONTEXT

a) The Company

Companhia Energética de Minas Gerais (‘Parent company’ or ‘Holding company’) is a listed corporation, with shares traded on the São Paulo Stock Exchange) (‘B3’) at Corporate Governance Level 1; through ADRs on the New York Stock Exchange (‘NYSE’); and on the stock exchange of Madrid (‘Latibex’). The Company is a state-controlled mixed capital company controlled by the State of Minas Gerais. It is domiciled in Brazil, with head office at Avenida Barbacena 1200, Belo Horizonte, Minas Gerais. It operates exclusively as a holding company, with subsidiaries and investments in associates or jointly controlled entities (collectively refer to as ‘Cemig’ or the ‘Company’), which are engaged in the construction and operation of infrastructure used in the generation, transformation, transmission, distribution and sale of energy, and also activities in the various fields of energy sector, for the purpose of commercial operation.

Cemig has equity interests in the following subsidiaries, jointly-controlled entities and affiliates, all of which principal activities are: construction and operation of systems of production, distribution and sale of energy and gas (information in MWh has not been audited by the external auditors):

Investments	Classification	Description
SUBSIDIARIES:
Cemig Geração e Transmissão S.A. (‘Cemig GT’ or ‘Cemig Geração e Transmissão’)	Subsidiary	Wholly-owned subsidiary engaged in the energy generation and transmission services. Its shares are listed in Brazil, but are not actively traded. Cemig GT has interests in 64 power plants (60 of which are hydroelectric, 2 are wind power, 1 is a thermal plant and 1 is solar) and associated transmission lines, most of which are part of the Brazilian national generation and transmission grid system, with total installed generation capacity of 3,509 MW (information not reviewed by the external auditors).

Cemig Baguari	Subsidiary	Corporation engaged in the production and sale of energy as an independent power producer in future projects.

Cemig GeraçaoTrês Marias S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public service concession holder, by commercial operation of the Três Marias Hydroelectric Plant, and sale and trading of energy in the Free Market. This subsidiary has installed capacity of 396 MW, and guaranteed offtake level of 239 MW average.

Cemig Geração Salto Grande S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public service concession holder, by commercial operation of the Salto Grande Hydroelectric Plant, and sale and trading of energy in the Free Market. This subsidiary has installed capacity of 102 MW, and guaranteed offtake level of 75 MW average.

Investments	Classification	Description

Cemig Geração Itutinga S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public service concession holder, by commercial operation of the Itutinga Hydroelectric Plant, and sale and trading of energy in the Free Market. This subsidiary has installed capacity of 52 MW, and guaranteed offtake level of 28 MW average.

Cemig Geração Camargos S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public service concession holder, by commercial operation of the Camargos Hydroelectric Plant, and sale and trading of energy in the Free Market. This subsidiary has installed capacity of 46 MW, and guaranteed offtake level of 21 MW average.

Cemig Geração Sul S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public concession holder, by commercial operation of the Coronel Domiciano, Marmelos, Joasal, Paciência and Piau Small Hydroelectric Plants, and trading in energy in the Free Market. Aggregate installed generation capacity is 39.53 MW; average offtake guarantee is 27.42 MW.

Cemig Geração Leste S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public concession holder, by operation of the Dona Rita, Sinceridade, Neblina, Ervália, Tronqueiras and Peti Small Hydroelectric Plants, and trading in energy in the Free Market. Aggregate installed generation capacity of these plants is 35.16 MW; average offtake guarantee is 18.64 MW.

Cemig Geração Oeste S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public service concession holder, by commercial operation of the Gafanhoto, Cajuru and Martins Small Hydroelectric Plants, and sale and trading of energy in the Free Market. It has aggregate installed capacity of 28.90 MW, and aggregate offtake guarantee of 11.21 MW average.

Rosal Energia S.A. (‘Rosal’)	Subsidiary	Corporation that holds the concession to generate and sell energy, operating the Rosal Hydroelectric Plant, on the border between the states of Rio de Janeiro and Espírito Santo.

Sá Carvalho S.A. (‘Sá Carvalho’)	Subsidiary	Corporation that holds the concession to generate and sell energy, operating the Sá Carvalho Hydroelectric Plant.

Horizontes Energia S.A. (‘Horizontes’)	Subsidiary	Corporation that is classified as an independent power producer operating the Machado Mineiro and Salto do Paraopeba Hydroelectric Plants in Minas Gerais; and the Salto do Voltão and Salto do Passo Velho Hydroelectric Plants, in the state of Santa Catarina.

Cemig PCH S.A. (‘PCH’)	Subsidiary	Corporation that is classified as an independent power producer operating the Pai Joaquim hydroelectric power plant.

Cemig Comercializadora de Energia Incentivada S.A.	Subsidiary	Corporation that is classified as an independent thermal generation power producer, in future projects.

Cemig Trading S.A. (‘Cemig Trading’)	Subsidiary	Corporation engaged in trading and intermediation of energy.

Empresa de Serviços e Comercialização de Energia Elétrica S.A.	Subsidiary	Corporation engaged in the production and sale of energy as an independent power producer, in future projects.

Investments	Classification	Description
UTE Barreiro S.A. (‘Barreiro’)	Subsidiary	Corporation engaged in the production and sale of thermally generated energy, as an independent producer, through construction and operation of the UTE Barreiro thermal generation plant, located on the premises of V&M do Brasil S.A., in the State of Minas Gerais

Central Eólica Praias de Parajuru S.A. (‘Central Eólica Praias de Parajuru’)	Subsidiary	Corporation engaged in the production and sale of energy at the wind power plant of the same name in the northeastern Brazilian state of Ceará.

Central Eólica Volta do Rio S.A. (‘Central Eólica Volta do Rio’)	Subsidiary	Corporation engaged in the production and sale of energy at the wind power plant of the same name in Acaraú, northeastern Brazilian state of Ceará.

Amazônia Energia Participações S.A (‘Amazônia Energia’)	Subsidiary	Special-purpose company created by Cemig GT (74.50% ownership) and Light (25.50%), for acquisition of an equity interest of 9.77% in Norte Energia S.A. (‘Nesa’), the company holding the concession for the Belo Monte Hydroelectric Plant, on the Xingu River, in the Northern Brazilian State of Pará.

Cemig Distribuição S.A. (‘Cemig D’ or ‘Cemig Distribuição’)	Subsidiary	Wholly-owned subsidiary, whose shares are listed in Brazil but are not actively traded; engaged in the distribution of energy through networks and distribution lines throughout almost the whole of Minas Gerais State.

Companhia de Gás de Minas Gerais (‘Gasmig’)	Subsidiary	Corporation engaged in the acquisition, transportation and distribution of combustible gas or sub-products and derivatives, through a concession for the distribution of gas in the State of Minas Gerais.

Cemig Geração Distribuída	Subsidiary	Wholly owned subsidiary engaged in: building and maintaining projects and equipment associated with energy efficiency and micro- and mini- distributed generation; providing consultancy and studies for distributed generation projects and equipment, for subscription to systems for customers to supply to the grid as generators, and technical, regulatory and economic feasibility analyses for these purposes.

Luce Empreendimentos e Participações (‘LEPSA’) (1)	Subsidiary	Non-operational holding company, whose primary purpose is to hold direct equity interest in Light.

Rio Minas Energia Participações – (‘RME’) (1)	Subsidiary	Non-operational holding company, whose primary purpose is to hold direct equity interest in Light.

Efficientia S.A. (‘Efficientia’)	Subsidiary	Corporation that provides energy efficiency and optimization services and energy solutions through studies and execution of projects; and services of operation and maintenance of energy supply facilities.

SUBSIDIARIES HELD FOR SALE(*):

Guanhães Energia S.A. (‘Guanhães Energia’)	Subsidiary	Corporation engaged in the production and sale of energy through building and commercial operation of the following Small Hydro Plants: Dores de Guanhães, Senhora do Porto and Jacaré, in the county of Dores de Guanhães; and Fortuna II, in the county of Virginópolis, in Minas Gerais. The Senhora do Porto and Dores hydroelectric plants began operation in 2018 and the other two (Fortuna and Jacaré) are expected to be operating in the second quarter of 2019.

LightGer S.A. (‘LightGer’)	Subsidiary	Corporation classified as independent power producer, formed to build and operate the Paracambi Small Hydro Plant (or PCH), on the Ribeirão das Lages river in the county of Paracambi, Rio de Janeiro State.

Usina Hidrelétrica Itaocara S.A. (‘UHE Itaocara’)	Subsidiary	Corporation, comprising the partners of the UHE Itaocara Consortium, formed by Cemig GT and Itaocara Energia (of the Light group), responsible for construction of the Itaocara I Hydroelectric Plant.

Light S.A. (‘Light’)	Subsidiary	Listed company engaged in the following activities: energy generation, transmission, trading, distribution, and related services; and holding direct or indirect interest in companies engaged in similar activities.

(1)	As mentioned in note 38, on April 24, 2019 the merger of the subsidiaries Lepsa and RME into the Company was completed.

Investments	Classification	Description
Axxiom Soluções Tecnológicas S.A. (‘Axxiom’)	Subsidiary	Unlisted corporation, providing technology and systems solutions for operational management of public service concession holders, including companies operating in energy, gas, water and sewerage, and other utilities. Jointly controlled by Light (51%) and Cemig (49%).

JOINTLY-CONTROLLED ENTITIES

Hidrelétrica Cachoeirão S.A. (‘Cachoeirão’)	Jointly-controlled entity	Production and sale of energy as an independent power producer, through the Cachoeirão hydroelectric power plant located at Pocrane, in the State of Minas Gerais.

Hidrelétrica Pipoca S.A. (‘Pipoca’)	Jointly-controlled entity	Independent production of energy, through construction and commercial operation of the Pipoca Small Hydro Plant (SHP, or Pequena Central Hidrelétrica – PCH), on the Manhuaçu River, in the municipalities of Caratinga and Ipanema, in Minas Gerais State.

Retiro Baixo Energética S.A. (‘RBE’)	Jointly-controlled entity	Corporation that holds the concession to operate the Retiro Baixo Hydroelectric Plant, on the Paraopeba River, in the São Francisco river basin, in the municipalities of Curvelo and Pompeu, in Minas Gerais.

Aliança Norte Energia Participações S.A. (‘Aliança Norte’)	Jointly-controlled entity	Special-purpose company created by Cemig GT (49.9% ownership) and Vale S.A. 50.1%), for acquisition of an equity interest of 9% in Norte Energia S.A. (‘Nesa’), the company holds the concession for the Belo Monte Hydroelectric Plant, on the Xingu River, in the Northern Brazilian State of Pará.

Baguari Energia S.A. (‘Baguari Energia’)	Jointly-controlled entity	Corporation engaged in the construction, operation, maintenance and commercial operation of the Baguari Hydroelectric Plant, through participation in the UHE Baguari Consortium (Baguari Energia 49.00%, Neoenergia 51.00%), on the Doce river in Governador Valadares, Minas Gerais.

Renova Energia S.A. (‘Renova Energia’)	Jointly-controlled entity	Listed company engaged in the development, construction and operation of plants generating power from renewable sources – wind power, small hydro plants (SHPs), and solar energy; trading of energy; and related activities.

Aliança Geração de Energia S.A. (‘Aliança’)	Jointly-controlled entity	Unlisted company created by Cemig GT and Vale S.A. as a platform for consolidation of generation assets held by the two parties in generation consortia, and investments in future generation projects. For their shares, the two parties subscribed the following generation plant assets: Porto Estrela, Igarapava, Funil, Capim Branco I, Capim Branco II, Aimorés, and Candonga. With these assets Aliança has total installed generation capacity, in operation, of 1,170 MW (physical offtake guarantee 668 MW average). It also has other generation projects. Vale and Cemig GT respectively hold 55% and 45% of the total capital.

Transmissora Aliança de Energia Elétrica S.A. (‘TAESA’)	Jointly-controlled entity	Corporation engaged in the construction, operation and maintenance of energy transmission facilities in 17 states of Brazil through direct and indirect equity interests in investees

Ativas Datacenter S.A. (‘Ativas’)	Jointly-controlled entity	Corporation engaged in the supply of IT and communication infrastructure services, including physical hosting and related services for medium-sized and large corporations.

Companhia de Transmissão Centroeste de Minas (‘Centroeste’)	Jointly-controlled entity	Corporation engaged in the construction, operation and maintenance of the Furnas-Pimenta transmission line – part of the national grid.

Affiliated Company

Madeira Energia S.A. (‘Madeira’)	Affiliated company	Corporation engaged in the construction and commercial operation of the Santo Antônio Hydroelectric Plant, through its subsidiary Santo Antônio Energia S.A., in the basin of the Madeira river, in the State of Rondônia.

Investments	Classification	Description
FIP Melbourne (Usina de Santo Antônio)	Affiliated entity	Investment fund managed by Banco Modal S.A., whose objective is to seek appreciation of capital invested through acquisition of shares, convertible debentures or warrants issued by listed or unlisted companies, and/or other assets. This fund held 83% of the share capital of SAAG Investimentos S.A. (‘SAAG’), the objects of which are to own equity in Madeira Energia S.A. (‘Mesa’).

Investments in which the Company exercises joint control it does so through Shareholders’ agreements entered into with the other shareholders of the investment. See further information on the subsidiaries, jointly-controlled entities and affiliates in Notes 3 and 17; and on transactions between related parties in Note 31.

Management has assessed the capacity of the Company to continue as a going concern, and believes that its operations will generate sufficient future cash flows to enable continuity of its businesses. In addition, Management is not aware of any material uncertainties that could generate significant doubts about its ability to continue as a going concern. Therefore, these financial statements are prepared on a going concern basis.

Merger of Cemig Telecomunicações S.A. (‘Cemig Telecom’) and disposal of telecom assets

On March 31, 2018 the merger of wholly-owned subsidiary Cemig Telecom and Cemig was completed, at book value, and Cemig became the successor of all the assets, rights and obligations. Since this is a merger of a subsidiary there will be no capital increase nor issuance of new shares. The shares in the subsidiary were canceled, on the merger date.

The balance sheet of Cemig Telecom used for the merger, as of March 31, 2018, is as follows:

Mar. 31, 2018
Asset
Current	25
Non-current
Non-current assets	15
Investments – Equity method	17
Property, plant and equipment	272
Intangible assets	12

316

Total assets	341

Mar. 31, 2018
Liabilities
Current	34
Non-current	55
—
—
—
—
Equity	252

Total liabilities and equity	341

On November 1, 2018, Company’s management completed the process of disposal of the merged assets of Cemig Telecom. For further information see Note 33.

Acquisition of control of Light S.A. (‘Light’)

On November 30, 2018 Cemig acquired the shares in RME, the holding company of Light, held by BB-Banco de Investimento S.A., BV Financeira S.A.—Crédito, Financiamento e Investimento and Banco Santander (Brasil) S.A., for R$ 659, as a result of the exercise of a put option by these shareholders.

As a result, the Company acquired control of Light, directly and indirectly holding an aggregated 49.99% of Light’s outstanding voting interest, however, Light has been classified as a discontinued operation in the consolidated financial statements as of December 31, 2018. See Notes 17.1 and 33.

Changes in the Company’s by-laws – enhancement of corporate governance

On June 11, 2018 the General Shareholders Meeting approved changes Cemig’s by-laws, to formalize best corporate governance practices and meet the requirements of Federal Law 13,303/2016 (the ‘Government-controlled Companies Law’). The improvements, now formally incorporated in the by-laws include:

•

Reduction of the number of members of the Board of Directors from 15 to 9, in line with the IBGC’s (Brazilian Corporate Governance Institute) Best Corporate Governance Practices Code and the Corporate Sustainability Evaluation Manual of the Dow Jones Sustainability Index;

•	Creation of the Audit Committee. The Fiscal Council remains in existence.

The changes in the Company’s by-laws have not affected the dividends policy.

2.	BASIS OF PREPARATION

2.1 Statement of compliance

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Company’s management confirms that all relevant and material information in the financial statements is being disclosed, which is used by management in its administration of the Company.

On May 15, 2019, the Company’s Fiscal Council authorized the issuance of the consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016.

2.2 Basis of measurement

The consolidated financial statements were prepared on a historical cost basis, except in the case of certain financial instruments which are measured at fair value, as detailed in Note 32.

Functional currency and presentation currency

The consolidated financial statements are presented in Reais, which is the functional currency of the Company and its subsidiaries, joint ventures and affiliates, and all amounts are rounded to the nearest million, except when otherwise indicated.

Transactions in foreign currency were converted to Reais at the exchange rate as of the transaction date. Balances of monetary assets and liabilities denominated in foreign currency are translated to Reais at the exchange rates at the reporting date. Foreign exchange gains and losses resulting from the settlement or translation of assets and liabilities denominated in foreign currency are recorded in finance income and costs in the consolidated statement of income.

2.3 Use of estimates and judgments

Preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Uncertainties about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Estimates and assumptions are periodically reviewed, using as a reference both historical experience and any significant change in scenarios that could affect the Company’s financial position or results of operations. Revisions in relation to accounting estimates are recognized in the period in which the estimates are reviewed, and in any future periods affected.

The principal estimates and judgments that have a signficiant effect in the amounts recognized in the financial statements are as follows:

•	Adjustments for loss on doubtful accounts – Note 8;

•	Deferred income and social contribution taxes – Note 10.

•	Financial assets and liabilities of the concession – Note 15.

•	Concession contract assets – Note 16.

•	Investments – Note 17.

•	Property, plant and equipment (“PP&E”) and useful life of assets – Note 18.

•	Intangible assets and useful life of assets – Note 19.

•	Employee post-employment obligations – Note 24.

•	Provisions – Note 25.

•	Unbilled revenue – Note 28.

•	Financial instruments measurement and fair value measurement – Note 32.

The settlement of the transactions involving those estimates may result in amounts that are significantly different from those recorded in the financial statements due to the uncertainty inherent to the estimation process. The Company reviews its significant estimates at least annually.

2.4 New accounting standards, interpretation or revisions of accounting standards, applied for the first time in 2018

The Company has applied, for the first time, new accounting standards that became effective for annual periods beginning January 1, 2018 or later, as described below:

IFRS 9—Financial Instruments

IFRS 9, Financial Instruments, replaces IAS 39, Financial Instruments: Recognition and Measurement, for annual periods beginning on or after 1 January 2018, bringing together all three aspects of the accounting for financial instruments: classification and measurement; impairment; and hedge accounting.

IFRS 9 establishes that all financial assets recognized that are within the scope of IAS 39 should subsequently be measured at amortized cost, fair value through profit or loss and fair value through OCI, reflecting the business model in which the assets are managed, and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest on the principal amount outstanding.

The standard eliminated the categories under IAS 39 and, thus, the Company reclassified those categories to comply with the new standard, as follows:

Classification
	IAS 39	IFRS 9
Financial assets
Cash and cash equivalents – Investments (1)	Loans and receivables	Fair value – profit or loss
Marketable securities – Cash investments (2)	Held to maturity	Amortized cost
Marketable securities – Cash investments (2)	Held for trading	Fair value – profit or loss
Customers and Traders; Concession holders (transmission service)	Loans and receivables	Amortized cost
Restricted cash	Loans and receivables	Amortized cost
Advances to suppliers	Loans and receivables	Amortized cost
Accounts receivable from the State of Minas Gerais	Loans and receivables	Amortized cost
Receivable from related parties	Loans and receivables	Amortized cost
Concession financial assets – CVA (Parcel ‘A’ Costs Variation Compensation) Account, and Other financial components, in tariff adjustments	Loans and receivables	Amortized cost
Reimbursement of tariff subsidy payments	Loans and receivables	Amortized cost
Low-income subsidy	Loans and receivables	Amortized cost
Escrow deposits	Loans and receivables	Amortized cost
Derivative financial instruments (swaps)	Fair value – profit or loss	Fair value – profit or loss
Concession financial assets – Distribution infrastructure	Held for trading	Fair value – profit or loss
Indemnities receivable – Transmission	Loans and receivables	Amortized cost
Generation indemnity receivable	Loans and receivables	Fair value – profit or loss
Concession grant fee – Generation concessions	Loans and receivables	Amortized cost
Other credits	Loans and receivables	Amortized cost

Financial liabilities
Loans, financings and debentures	Amortized cost	Amortized cost
Debt agreed with pension fund (Forluz)	Amortized cost	Amortized cost
Concession financial liabilities – CVA (Parcel ‘A’ Costs Variation Compensation) Account, and Other financial components, in tariff adjustments	Amortized cost	Amortized cost
Onerous concessions	Amortized cost	Amortized cost
Tax Amnesty Program (PRCT)	Amortized cost	Amortized cost
Suppliers	Amortized cost	Amortized cost
Advances from customers	Amortized cost	Amortized cost
Derivative financial instruments (swaps)	Fair value – profit or loss	Fair value – profit or loss
Derivative financial instruments – Put options	Fair value – profit or loss	Fair value – profit or loss

(1)	They are recognized at their nominal amounts, which are similar to fair value.
(2)	The Company holds ‘marketable securities’ with different classifications under a IFRS 9.

Impairment of financial assets

The adoption of IFRS 9 has fundamentally changed the Company’s accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking expected credit loss (ECL) approach. This approach requires a significant degree of judgment on how the changes in economic factors affect expected losses in realization of credits, to be determined based on weighted probabilities. This model applies to financial assets measured at amortized cost, debt securities measured at fair value through other comprehensive income (FVOCI), with the exception of investments in equity instruments (shares) and concession contract assets.

Under IFRS 9, provisions for expected losses are to be measured on one of the following bases: (i) 12-month expected credit losses, that is to say, losses of credit that result from possible default events within 12 months after the base date; and (ii) ‘full lifetime expected credit losses, i.e. credit losses expected to result from all of the possible default events over the expected life of a financial instrument, if the credit risk has increased significantly since its initial recognition. As required by IFRS 9, the Company used the simplified approach in calculating ECL for trade receivables and contract assets that did not contain a significant financing component. The Company applied the practical expedient to calculate ECL using a provision matrix.

The Company adopted the new standard using the retrospective modified method, with the effects accounted on retained earnings as of January 1, 2018. As a result, the Company will not apply the requirements of this new standard to the comparative years presented.

The impacts arising from the initial adoption of IFRS 9 on January 1, 2018 have been recognised directly to Equity, without impact on the Statement of Income, as follows:

Jan. 01, 2018
IFRS 9
Customers and traders; power transmission (a) (Note 8)	(150)
Adjustment arising from Light (b)	(83)
Deferred income and social contribution taxes (a) (Note 10c)	51

(182)

(a)	Expected losses on doubtful receivables from customers of distribution segment and deferred tax effects.
(b)	Refers to the effects of first time adoption of IFRS 9 by Light recognized directly to Equity as of January 1, 2018 based on modified retrospective method.

IFRS 15—Revenue from contracts with customers

IFRS 15, supersedes IAS 11, Construction Contracts, IAS 18, Revenue, and related interpretations and it applies, with limited exceptions, to all revenue arising from contracts with its customers. IFRS 15 establishes a five-step model to account for revenue arising from contracts with customers and requires that revenue be recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

IFRS 15 requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. Additionally, IFRS 15 establishes requirements for more detailed presentation and disclosure than the rules until then in effect.

The Company performed an assessment of the five steps for recognition and measurement of revenue, as required by IFRS 15:

1.	Identify the contracts signed with its customers;

2.	Identify the performance obligations in each type of contract;

3.	Determine the price of each type of transaction;

4.	Allocate the price to the performance obligations contained in the contract; and

5.	Recognize the revenue when (or to the extent that) the entity satisfies each performance obligation of the contract.

The Company adopted the new standard using the retrospective modified method, with the effects accounted on retained earnings as of January 1, 2018. As a result, the Company will not apply the requirements of this new standard to the comparative years presented.

The table below summarizes the impacts of adoption of IFRS 15, net of taxes, on the Statement of financial position and the Statement of income as of and for the year ended December 31, 2018:

Consolidated statement of income	December 31, 2018 Amounts prepared under Previous IFRS	Adjustment IFRS 15	December 31, 2018 Amounts prepared under IFRS 15
CONTINUING OPERATIONS
NET REVENUE (1)	22,222	44	22,266
OPERATING COSTS	(17,677)	—	(17,677)
OPERATING EXPENSES (1)	(1,699)	(44)	(1,743)
Share of (loss) profit, net, of subsidiaries and joint ventures	(104)	—	(104)
Remeasurement of previously held equity interest in subsidiaries acquired	(119)	—	(119)
Adjustment for impairment of Investments	(127)	—	(127)
Finance income (expenses), net	(518)	—	(518)
Income tax and social contribution tax	(599)	—	(599)

Net income from continuing operations	1,379	—	1,379

Consolidated statement of financial position	December 31, 2018 Amounts prepared under Previous IFRS	Adjustment IFRS 15	December 31, 2018 Amounts prepared under IFRS 15
Current assets	27,796	—	27,796
Concession financial assets (2)	1,202	(131)	1,071
Concession contract assets (2)	—	131	131
Other current assets	26,594	—	26,594
Non-current assets	32,059	—	32,059
Concession financial assets (2)	5,925	(998)	4,927
Concession contract assets (2 and 3)	—	1,598	1,598
Intangible assets (3)	11,377	(600)	10,777
Other non-current assets	14,757	—	14,757

Total assets	59,855	—	59,855
Current liabilities	23,394	—	23,394
Non-current liabilities	20,522	—	20,522

Total liabilities	43,916	—	43,916

Shareholders’ equity	15,939	—	15,939

(1)

Adjustment related to reimbursements to customers, arising from penalties for violation of electricity supply quality indicators determined by the grantor, as reduction in Revenues for use of the distribution network (TUSD). Up to December, 31, 2017, these reimbursements were recognized as operational expenses.

(2)

Change in the classification of assets linked to transmission infrastructure. Considering the performance obligation, during the period of the concession, as comprising availability, operation and maintenance of the transmission lines, the assets linked to transmission infrastructure, which until 2017 were recognized as financial assets, began to be recognized as concession contract assets as from January 1, 2018. For more details see Note 16 – Concession contract assets.

(3)

Classification of the financial assets related to infrastructure of the concession during the period of construction to contract asset as defined under iFRS 15. Infrastructure under construction refers to assets in the distribution segment still in the process of construction, for which the performance obligation is satisfied over the time during which they are constructed. Until 2017, these assets were initially recorded in Intangible assets, and when they were ready for their intended use, the total balance was allocated to financial assets and intangible assets. As from January 1, 2018, these assets are classified as concession contract assets, and later splited between financial assets and intangible assets when they came into operation. For more details see Note 16 – Concession contract assets.

The impacts arising from the initial adoption of IFRS 15 on January 1, 2018 by Company’s equity investees have been recognised directly to Equity, without impact on the Statement of Income, as follows:

Jan. 01, 2018
IFRS 15	—
Adjustment arising from Taesa (a)	25

25

(a)	Refers to the effect of first time adoption of IFRS 15 by the equity investee Taesa recognized directly to Equity as of January 1, 2018 based on modified retrospective method.

Impact of the newly applied standards on contracts under the scope of IFRIC 12 – Concession contracts

The changes introduced by IFRS 15 and IFRS 9 have impacted the distribution and transmission segments in the classification and measurement of their concession related assets, which are already under the scope of IFRIC 12. Under IFRS 15, the consideration is required to be allocated to each performance obligation identified in the contract with the customer, and the financial asset that was previously recognized under IAS 39, need now to be classified under IFRS 15 (Contract asset, Receivable) and under IFRS 9, as a financial asset classified as either amortized cost or fair value through profit or loss. Under IFRS 15, the Company concluded that it has contracts with the following identified performance obligations: (i) construction – to build; (ii) to operate and maintain; and (iii) to provide financing to the concession Grantor. In the transmission segment, the Company has concluded that it has a single contract with a customer (the transmission line concession), with those same obligations. Thus, based on the contractual characteristics, the Company classified the financial asset that was recorded under IAS 39, as a contract asset under IFRS 15, upon completion of the construction of the infrastructure. This is because the Company is required to operate and maintain the infrastructure, and it is also subject to periodic tariff reviews, in order to bill for the construction services. For the same reasoned and based on the contractual characteristics, the assets related to the infrastructure of the distribution concession agreements that are still under construction are recorded as contract assets.

Because of the long-term nature of the concession contracts, the Company has identified that there is a significant financing component that requires to be accounted for separately.

The impacts on the measurement of the concession contract assets are described in Note 16.

Other interpretation or revisions of accounting standards without relevant effects in the consolidated financial statements

Company applied all amendments and new interpretation to IFRSs issued by the IASB which are effective for fiscal years commencing on January 1, 2018, however, they did not have a material effect in the consolidated financial statements and are described below:

IFRIC Interpretation 22 Foreign Currency Transactions and Advance Considerations

The Interpretation clarifies that, in determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, then the entity must determine the date of the transactions for each payment or receipt of advance consideration. This Interpretation did not have any impact on Company’s consolidated financial statements.

Amendments to IAS 28 Investments in Associates and Joint Ventures – Clarification that measuring investees at fair value through profit or loss is an investment-by-investment choice

The amendments clarify that an entity that is a venture capital organization, or other qualifying entity, may elect, at initial recognition on an investment-by-investment basis, to measure its investments in associates and joint ventures at fair value through profit or loss. If an entity that is not itself an investment entity, has an interest in an associate or joint venture that is an investment entity, then it may, when applying the equity method, elect to retain the fair value measurement applied by that investment entity associate or joint venture to the investment entity associate’s or joint venture’s interests in subsidiaries. This election is made separately for each investment entity associate or joint venture, at the later of the date on which: (a) the investment entity associate or joint venture is initially recognised; (b) the associate or joint venture becomes an investment entity; and (c) the investment entity associate or joint venture first becomes a parent. These amendments did not have any impact on the Company’s consolidated financial statements.

2.5 Standards issued but not yet effective

Below are details of standards, new or updated interpretations, issued but not yet effective up to the reporting date of the Company. The Company intends to adopt these standards, new interpretations, and updates when they come into effect.

IFRS 16 – Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17, Leases, IFRIC 4, Determining whether an Arrangement contains a Lease, SIC-15, Operating Leases-Incentives and SIC-27, Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ‘low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

The Company adopted IFRS 16 on January 1, 2019, using the modified retrospective method, therefore, comparative periods will not be restated. The Company will use the exemptions proposed by on lease terms ends within 12 months as of the date of initial application, and lease contracts for which the underlying asset if of low value.

The Company’s assessment and detailed evaluation of the impacts of adoption of IFRS 16 was based mainly on the following lease contracts:

•	Commercial real state used for serving customers;

•	Buildings used as headquarters;

•	Commercial vehicles used in operations.

Impact on the statement of financial position is as follows:

January 1, 2019
Assets – Right of use	342
Liabilities – Obligations referring to operation leasing agreements	(342)

IFRIC 23 – Uncertainty over income tax treatments

The interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include the requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

•	Whether the entity considers uncertain tax treatments separately

•	The assumptions that the entity makes in relation to the examination of tax treatments by the tax authorities

•	How the entity determines taxable profit (tax loss), the bases, unused tax credits, and tax rates

•	How the entity consider changes in facts and circumstances.

An entity is has to determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed. The Interpretation effective for annual reporting periods beginning on or after January 1, 2019, but certain transition reliefs are available. The Company will apply the interpretation from its effective date.

The Company is still evaluating the potential effects of application of this new Interpretation on the consolidated financial statements.

The Company expects that other amended standards and interpretations not yet in effect will not likely have a significant impact on its consolidated financial statements.

2.6 Summary of significant accounting policies

The significant accounting policies described below have been applied consistently to all the periods presented in the consolidated financial statements, except for the practices which were applied prospectively as from 2018, in accordance with the standards and regulations described in Item 2.1 – Compliance statement.

a)	Financial instruments

Fair value through profit or loss: this includes the concession financial assets related to distribution segment infrastructure. These financial assets are measured at the expected New Replacement Value (Valor Novo de Reposição, or VNR), as defined in the concession agreement, which represent the fair value of the residual value of the infrastructure as of the balance sheet date. The Company recognizes a financial asset resulting from a concession contract when it has an unconditional contractual right to receive cash or another financial asset from, or under the direction of the grantor for the services of construction and maintenance of the infrastructure.

Financial assets also include; cash equivalents, marketable securities, derivative financial instruments, concession financial assets for distribution infrastructure, and indemnities receivable from the generation assets.

Derivative financial instruments (Swap transactions): The Company, through its subsidiary Cemig GT, maintains derivative instruments to manage its exposure to the risks of changes in foreign currency exchange rates, mainly the US dollar. Derivative instruments are recognized initially at their fair value and the related transaction costs are recognized in the Statement of income when they are incurred. After initial recognition, derivatives are measured at fair value and changes in fair value are recorded in the Consolidated Statement of Income.

Derivative financial instruments (Put options) – The options to sell to Cemig GT units of the FIP Melbourne and FIP Malbec funds (‘the SAAG Put’) were measured at fair value using the Black-Scholes-Merton (BSM) method, using as reference the related put options obtained by the BSM model valued on the closing date of the financial statements for the year ended December 31, 2018. See note 32 for further details.

Amortized cost: This includes; accounts receivables from customers, traders and power transport concession holders; advances to suppliers; accounts receivable from Minas Gerais State; restricted cash; escrow deposits in litigation; marketable debt securities with the intention of holding them until maturity; concession financial assets related to the concession grant fee; indemnifiable receivable for transmission assets; accounts receivable from related parties; suppliers; loans and debentures; debt agreed with the pension fund (Forluz); concessions payable; the Minas Gerais State PRCT Tax Amnesty Program; advances from customers; assets and liabilities related to the CVA account and Other financial components in tariff adjustments; the low-income subsidy; reimbursement of tariff subsidies; and other credits.

b)	Customers, traders and power transport concession holders

Accounts receivable from customers, traders and power transport concession holders are initially recognized at the sales value and subsequently measured at amortized cost.

In order to estimate future losses on receivables, the Company adopted a simplified approach, considered that the accounts receivable from customers do not have significant financial components, and calculated the expected loss considering the historical average of non-collection over the total billed in each month (based on the last 12 months of billing), segregated by type of customer and projected for the next 12 months, taking into account the age of maturity of invoices, including those not yet due. The estimated loss for the past due balances of customers who have renegotiated their debt has been calculated based on the maturity date of the original invoice, with the new terms negotiated not being taken into account. For the balances that are more than 12 months past due, expectation of total loss is assumed.

Provisions for expected losses are measured based on expected losses for the next 12 months, as a function of the potential default events, or losses of credit expected for the whole life of a financial instrument, if the credit risk has significantly increased since its initial recognition.

For large customers, the provision for doubtful receivables is recorded based on estimates by Management, in an amount sufficient to cover probable losses. The principal criteria used by the Company are: (i) customers with significant balances, the receivable balance is analyzed in the light of the history of the debt, negotiations in progress, and asset guarantees; and (ii) for large customers, an individual analysis of the debtors and the initiatives in progress to realize the overdue credits.

c)	Investments

The Company has investments in associates and joint ventures. These investments are accounted using the equity method in the consolidated financial statement and are, initially, recognized at fair value.

Control is obtained when the Company and/or one of its subsidiaries has the power to control the financial and operational policies of an entity to receive benefits from its activities.

The consolidated financial statements include the financial statements of the Company and its subsidiaries.

The investments of the Company includes the intangible assets representing the right to commercial operation of the regulated activity identified in the process of allocation of the price for acquisition of the jointly-held entities and affiliated companies, net of any accumulated impairment.

d)	Business combination

Business combinations are accounted for using the acquisition method of accounting. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at the acquisition date fair value, and the amount of the any non-controlling interest in the acquiree. Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date.

A business combination occurs when the Company acquires control of a business, whatever its legal form. At the acquisition date the Company recognizes and measures the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. Goodwill is initially measured at cost, which being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed.

When a business combination is carried out in stages (“step-acquisition method”), the interest previously held by the Company in its investee is remeasured at the fair value at the acquisition date and the corresponding gain or loss, if any, is recognized in the statement of income.

e)	Concession assets

Energy Distribution segment: concession intangible assets are amortized during the concession period, as provided for in IFRIC 12 – Concession contracts. As disclosed in note 2.4, the changes introduced by IFRS 15 have affected the classification of distribution assets.

The Company recognizes a financial assets for to the residual value of the infrastructure at the end of the concession, representing an unconditional right to receive cash or other financial asset directly from the grantor. Until December 31, 2017 the financial assets was classified as held for trading (available for sale). Starting January 1, 2018, and due to the application of IFRS 9 the financial asset that is now classified as a financial instrument in the Fair value through profit or loss category.

The amortization period of the concession intangible asset includes an extension period of 30 years, as described in more detail in Note 4.

Additions to the concession infrastructure are initially recorded as a contract assets at cost, including capitalized borrowing costs. When the infrastructure starts operations, at that point the infrastructure cost is split and part is allocated to a financial assets, as explained above, and the remaining to an intangible assets. The financial assets is subsequently measured at the estimated fair value.

Transmission segment: Starting January 1, 2018, and due to the application of IFRS 15, the financial asset related to the unconditional right to receive the infrastructure cost was reclassified to a contract asset. See Note 2.4.

Consideration monthly received is allocated to revenue related to the operation and maintenance service and to the collection of the financial asset related to the construction service based on their relative fair value. Costs of expansion and upgrades of the infrastructure are recorded as contract assets.

Due to the acceptance of the terms of renewal of the old transmission concessions, part of the transmission assets of the concessions terminated on December 31, 2012, is subject of reimbursement by the granting authority, and an accounts receivable was recognized corresponding to the estimated indemnity to be received over a period of eight years. For further information, see Note 16 – Concession contract assets.

Generation segment: As described in Note 15, the concession fee right paid for the concession contracts granted by the Brazilian Regulator (Aneel) in November 2015, has been classified as a financial asset, at amortized cost, as it represents an unconditional right to receive cash, adjusted by the IPCA index, and remuneratory interest, during the period of the concession.

Gas distribution segment: concession intangible assets recorded in the gas distribution segment are amortized during the concession period, as provided for in IFRIC 12 – Concession contracts.

The amortization reflects the pattern in which future economic benefits of the asset are expected to be consumed. The consumption pattern of the assets are related to the economic useful lives of each of the underlying assets that comprise the concession. This economic useful life is also used by the regulator to determine the basis for measuring the tariff for rendering the concession services.

The Company recognizes a financial asset related to the residual value of the infrastructure at the end of the concession, representing an unconditional right to receive cash or other financial asset directly from the grantor.

Starting on January 1, 2018, and due to the application of IFRS 15, the financial asset related to the unconditional right to receive the infrastructure cost including capitalized borrowing costs, was reclassified to a contract asset. See Note 2.4.

Additions and upgrades to the concession infrastructure are initially recorded as a contract assets at cost, including capitalized borrowing costs. When the infrastructure starts operations, at that point the infrastructure cost is split and part is allocated to a financial assets, as explained above, and the remaining to an intangible assets. The financial assets is subsequently measured at the estimated fair value.

f)	Intangible assets

Intangible assets are mainly, comprised of the intangible assets related to the service concession contracts as described in topic (e) above as well as software. Intangible assets are stated at cost, less amortization, and any accumulated impairments when applicable.

g)	Property, plant and equipment

Property, plant and equipment are stated at the cost, including deemed cost (upon initial application of IFRSs) and capitalized borrowing costs, less accumulated depreciation.

Depreciation is calculated on a straight-line basis, over the estimated useful lives of the assets, or the concession term, whatever is shorter. Depreciation rates are shown in Note 18.

Gains and losses resulting from the disposal of a property, plant and equipment, are measured as the difference between the net proceeds obtained from the sale and the asset’s book value, and are recognized in the Statement of income when the asset is disposed of.

h)	Impairment

In assessing impairment of financial assets, the Company uses historical trends of the probability of default, timing of recovery and the amounts of loss incurred, adjusted to reflect management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

Additionally, management revises, annually, the carrying value of non-financial assets, for the purpose of assessing if there is any indication, such as events or changes in the economic, operational or technological conditions that an asset may be impaired. If any indication exists, or when annul impairment testing of an asset is required, the Company estimates the asset´s recoverable. The recoverable value of an asset or cash generating unit is defined as the higher between its value in use and its fair value less costs to sell. When the carrying value of an asset or cash generating unit exceeds its recoverable value, an impairment loss is recognized, adjusting the carrying value of the asset or cash generating unit to its recoverable value.

i)	Employee benefits

The liability recorded in the consolidated statement of financial position related the Company’s retirement benefit pension plan obligations, is the greater of: (a) the amount to be paid in accordance with the terms of the pension plan for amortization of the actuarial obligations, and (b) the present value of the actuarial obligation, as calculated by a qualified actuary, less the fair value of the plan’s assets, and adjusted for unrecognized actuarial gains and losses. Expenses related to the debt agreed upon with the pension trust fund were recorded in finance income (expenses), because they represent financial interest and inflation adjustment. Other expenses related to the pension fund were recorded as operating expenses.

The Company offers post-employment healthcare benefits to its employees as well life insurance for active and retired employees. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology that is used for defined benefit pension plans. These obligations are measured annually by a qualified independent actuary.

Actuarial gains and losses arising as a result of changes in actuarial assumptions are recognized in other comprehensive income.

Short-term benefits to employees: Employees’ profit sharing as determined in the Company’s by-laws are recorded in accordance with the collective agreement established with the employees’ union and recorded in employees’ and managers’ profit sharing in the Statement of income.

j)	Income tax and Social Contribution tax

Current

Advances, or tax credits, are presented as current or non-current assets, in accordance with the expected date of their realization at the balance sheet date, when the tax amounts are duly calculated and offsetted against advances made.

Deferred

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences except:

•

When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

•

In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible the temporary differences and unused tax loss carryforwards to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and unused tax loss carryforwards can be utilized, except:

•

When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

•

In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized

The carrying amount of deferred income and social contribution tax assets is reviewed at each reporting date, and are reduced to the extent that is no longer probable that sufficient taxable profit will be available to allow the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognised to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

k)	Non-current assets classified as held for sale and discontinued operations

The Company classify non-current assets as held for sale when their carrying amount will be recovered, principally, through a sale transaction rather than through continuous use. This condition is met only when the asset (or group of assets) is available for immediate sale in its current condition subject only to usual and customary terms for the sale of the asset (or group of assets) and its sale is considered highly probable. Management must be committed to the sale which is expected to be completed within one year from the date of classification. Assets held for sale are measured at the lower of its carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset, excluding finance expenses and income tax expenses. Fixed assets (PP&E) and Intangible assets are not depreciated or amortized as long as they are classified as held for sale. Assets and liabilities classified as held for sale are presented separately as current items in the Statement of Financial Position.

A disposal group qualifies as discontinued operation if it is a component of an entity that either has been disposed of, or is classified as held for sale, and:

•	Represents a separate major line of business or geographical area of operations

•	Is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations

Or

•	Is a subsidiary acquired exclusively with a view to resale

Discontinued operations are excluded from the reported profit from continuing operations, and are presented as a single amount, after taxes, based on discontinued operations, in the statement of income.

Additional disclosures are presented in Note 33. All the other notes to the financial statements include amounts for continuing operations, except when otherwise stated.

l)	Revenue recognition

Through December 31, 2017, revenue was measured at fair value of the consideration received or receivable, less any estimates or refunds and other similar deductions.

As from January 1, 2018, in general, revenue contracts with customers in the Company’s energy, gas and other sectors, are recognized when the performance obligation is satisfied, at the amount of consideration that is expected to be received in exchange for the goods or services transferred. The Company recognizes revenue only when it is probable that it will receive the consideration in exchange for the goods or services transferred, taking into account the customer’s ability and intention to pay that amount of consideration when it is due.

Revenues from the sale of energy are recorded based on the energy supplied and the tariffs specified in the terms of the contract or in effect in the market. Revenues from retail supply of energy to final customers are recorded when the delivery has taken place. The billing is carried out monthly. Unbilled retail supply of energy, from the period between the last billing and the end of each month, is estimated based on the supply contracted. Historically, the differences between the estimated amounts and the actual revenues recognized are not significant.

Revenue from the supply of energy to the Brazilian grid system is recorded when the delivery has taken place and is invoiced to customers on a monthly basis, in accordance with the payment schedules specified in the concession agreement.

Revenues from transmission concession services are recognized in the Statement of income monthly, and represent the fair value of construction, operation and maintenance of the transmission lines and the remuneration of the financial asset.

The services provided include charges for connection and other related services; the revenues are recognized when the services are rendered.

In order to satisfy its performance obligations under the transmission concession contracts the Company is required to maintain the transmission infrastructure available to users and in return receives a remuneration refer to as “Permitted Annual Revenue (RAP)” for the concession period, which is billed monthly.

Revenues from use of the distribution system (TUSD) received by the Company from other concession holders and other customers that use the distribution network are recognized in the month in which the services are provided. Unbilled retail supply of energy, from the period between the last consumption and the end of each month, is estimated based on the billing from the previous month or the contractual amount. Historically, the differences between the estimated amounts and the actual revenues recognized are not significant.

The ‘Parcel A’ revenue and other financial components in tariff adjustments are recognized in the Statement of income when the energy acquisition costs effectively incurred are different from those considered by the Grantor to stablishes the energy distribution tariff. For further details, see Note 15.

Any adjustment of expected cash flows from the concession financial asset of the energy distribution concession contract is presented as operating revenue, together with the other revenues related to the energy distribution services.

m)	Finance income and expenses

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

n)	Segment reporting

The operating results of all operating segments for which discrete financial information is available, are reviewed regularly by the Company’s CEO, to make decisions about resources to be allocated to the segment, and to assess its performance.

Segment results that are reported to the CEO include items directly attributable to the segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily the Company’s headquarters) and head office expenses.

Segment capital expenditure is the total cost incurred during the year to acquire: concession financial assets, intangible assets, concession contract assets and property, plant and equipment.

3. PRINCIPLES OF CONSOLIDATION

The year end of the financial statements of subsidiaries and jointly-controlled entities is the same as Cemig’s year end. Accounting practices are applied uniformly in line with those used by Cemig.

The following subsidiaries are included in the consolidated financial statements:

Subsidiary	Form of valuation	2018		2017
		Direct interest, %	Indirect interest, %	Direct interest, %	Indirect interest, %
Cemig Geração e Transmissão	Consolidation	100.00	—	100.00	—
Cemig Distribuição	Consolidation	100.00	—	100.00	—
Gasmig	Consolidation	99.57	—	99.57	—
Cemig Telecom (1)	Consolidation	—	—	100.00	—
Cemig Geração Distribuída (Usina Térmica Ipatinga)	Consolidation	100.00	—	100.00	—
Efficientia	Consolidation	100.00	—	100.00	—
Luce Empreendimentos e Participações S.A.	Consolidation	100.00	—	100.00	—
Rio Minas Energia e Participações	Consolidation	100.00	—	75.00	—
Light (2)	Consolidation	26.06	23.93	26.06	22.80
LightGer (3)	Consolidation	—	74.49	—	73.92
Guanhães (3)	Consolidation	—	74.49	—	73.92
Axxion (3)	Consolidation	49.00	25.49	49.00	24.92
UHE Itaocara (3)	Consolidation	—	74.49	—	73.92

(1)	Merged with Cemig on March 31, 2018.
(2)

In December 2018, the Company obtained control of Light, holding an equity interest of 49.99%. As of December 31, 2018, Light is classified as a discontinued operation. See more information in Notes 17.1 and 33.

(3)	As a result of acquiring control of Light, also obtained control on these entities and classified it as discontinued operations. See more information in Notes 17.1 and 33.

Although Cemig indirectly holds 100% of the total shares of Amazonia Energia Participações S.A., this investment is not consolidated as it is jointly controlled with other shareholders. Amazonia Energia Participações S.A. is a holding company with no operations and it only holds one material asset, which is the investment in Norte Energia S.A.

a) Subsidiaries and jointly-controlled entities

The financial statements of subsidiaries are included in the consolidated financial statements as from the date on which control is obtained, until the date on which the control. The assets, liabilities and profit (loss) of the subsidiaries are consolidated using full consolidation. The accounting policies of the subsidiaries and jointly-controlled entities are aligned with the policies adopted by the Company.

Jointly-controlled entities are accounted for under the equity method.

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

In 2016, the financial statements of Transchile, for the purposes of calculations by the equity method, are converted from US dollars (the functional currency of Transchile) to Reais based on the exchange rate at last quoted day of the year, since Cemig’s functional currency is the Real. Foreign currency differences are recognized in other comprehensive income and presented in equity up to the date of the sale of the interest in Transchile. After conclusion of the sale, the amount recognized in other comprehensive income, in equity, was transferred in full to the Income statement. In 2016, the whole of Cemig’s interest in Transchile was sold to Ferrovial Transco Chile SpA., a company controlled by Ferrovial S.A.

4. CONCESSIONS AND AUTHORIZATIONS

Cemig, through its subsidiaries, holds the following concessions or authorizations:

	Company holding concession or authorization	Concession or authorization contract	Expiration date
POWER GENERATION
Hydroelectric plants
Emborcação (1)	Cemig GT	07/1997	07/2025
Nova Ponte (1)	Cemig GT	07/1997	07/2025
Santa Luzia (1)	Cemig GT	07/1997	02/2026
Sá Carvalho (1)	Sá Carvalho	01/2004	12/2024
Rosal (1)	Rosal Energia	01/1997	05/2032
Machado Mineiro (1) Salto Voltão (1) Salto Paraopeba (1) Salto do Passo Velho (1)	Horizontes Energia	Resolution 331/2002	07/2025 10/2030 10/2030 10/2030
PCH Pai Joaquim (1)	Cemig PCH	Authorizing Resolution 377/2005	04/2032
Irapé (1)	Cemig GT	14/2000	02/2035
Queimado (Consórcio) (1)	Cemig GT	06/1997	01/2033
Salto Morais (1)	Cemig GT	02/2013	07/2020
Rio de Pedras (1)	Cemig GT	02/2013	09/2024
Luiz Dias (1)	Cemig GT	02/2013	08/2025
Poço Fundo (1)	Cemig GT	02/2013	08/2025
São Bernardo (1)	Cemig GT	02/2013	08/2025
Xicão (1)	Cemig GT	02/2013	08/2025
Três Marias (2)	Cemig Geração Três Marias	08/2016	01/2046
Salto Grande (2)	Cemig Geração Salto Grande	09/2016	01/2046
Itutinga (2)	Cemig Geração Itutinga	10/2016	01/2046
Camargos (2)	Cemig Geração Camargos	11/2016	01/2046
Coronel Domiciano, Joasal, Marmelos, Paciência e Piau (2)	Cemig Geração Sul	12/2016 and 13/2016	01/2046
Dona Rita, Ervália, Neblina, Peti, Sinceridade e Tronqueiras (2)	Cemig Geração Leste	14/2016 and 15/2016	01/2046
Cajurú, Gafanhoto e Martins (2)	Cemig Geração Oeste	16/2016	01/2046
Thermal plants
Igarapé (1)	Cemig GT	07/1997	08/2024
Wind power plants
Central Geradora Eólica Praias de Parajuru (3)	Parajuru	Resolution 526/2002	09/2032
Central Geradora Eólica Volta do Rio (3)	Volta do Rio	Resolution 660/2001	01/2031
POWER TRANSMISSION
Rede Básica (4)	Cemig GT	006/1997	01/2043
Subestação – SE Itajubá (4)	Cemig GT	79/2000	10/2030
ENERGY DISTRIBUTION (5)	Cemig D	002/1997 003/1997 004/1997 005/1997	12/2045
GAS DISTRIBUTION (5)	Gasmig	State Law 11,021/1993	01/2053
DISCONTINUED OPERATIONS
Light SESA	Light	06/1996	06/2026
Light Energia	Light	06/1996	06/2026
PCH Lajes	Light	07/2014	05/2026

(1)

Generation concession contracts that are not within the scope of IFRIC 12, whose infrastructure assets are recorded as PP&E since the concession grantor does not have control over whom the service is provided to as the output is being sold mainly in the Free Market (‘ACL’).

(2)	Generation concession contracts within the scope of IFRIC 12, under which Cemig has the right to receive cash and therefore, recognizes a concession financial assets.
(3)

This refers to concessions, given by the process of authorization, for generation, as an independent power producer, of wind power, sold under the Proinfa program. The assets tied to the right of commercial operation are recorded in PP&E. The rights of authorization of commercial operation that are classified as an Intangible.

(4)	These refer to transmission concession contracts, for which a contract asset was recognized upon the application of IFRS 15 effective from January 1, 2018. See Note 2.4.
(5)

Concession contracts that are within the scope of IFRIC 12 and under which the concession infrastructure assets are recorded under the intangible and financial assets bifurcation model, and in compliance with IFRS 15, the infrastructure under construction has been classified as a contract asset.

Generation concessions

In the generation business, the Company sells energy:

(1)	Through auctions, to distributors to meet the demands of their captive markets; and

(2)	To free customers in the free market (Ambiente de Contratação Livre, or ACL).

In the free market, energy is traded by the generation concession holders, small hydro plants (PCHs, or SHPs), self-producers, traders, and importers of energy.

Transmission concessions

Under the transmission concession contracts, the Company, through its subsidiaries, is authorized to charge a Tariff for use of the Transmission System (Tarifa de Uso do Sistema de Transmissão, or TUST). Tariffs are adjusted annually on the same date the Permitted Annual Revenue (Receitas Anuais Permitidas, or RAP) of transmission concessions contracts is adjusted. This tariff is in effect from July 1 of each year, upon its publication, until June 30 of the subsequent year.

The payment for use of transmission service also applies to generation provided by the Itaipu Binacional. However, due to the legal characteristics of that plant, the corresponding charges are assumed by the holders of distribution concessions that hold quotas of its output.

Onerous concessions

When obtaining the concessions for construction of certain generation projects, the Company is required to make payments to the regulator over the period of the contract or for up to 5 years upon signature of the concession contract for plants with installed capacity between 1 and 50 MW, as compensation for the right to operate them. The information on the concessions and the amounts to be paid are as follows:

Project	Nominal value in 2018	Present value in 2018	Period of the concession	Updating indexer
Irapé	32,964	14,707	03/2006 – 02/2035	IGPM
Queimado (Consortium)	8,229	4,027	01/2004 – 12/2032	IGPM
Salto Morais Small Hydro Plant	—	—	06/2013 – 07/2020	IPCA
Rio de Pedras Small Hydro Plant	—	—	06/2013 – 09/2024	IPCA
Various Small Hydro Plants (*)	—	—	06/2013 – 08/2025	IPCA

(*)	Various SHPs, with installed capacity less than 50 MW: Luiz Dias, Poço Fundo, São Bernardo and Xicão.

The concessions fee are paid monthly to the grantor for an amount that changes over time. These payments are recorded as an intangible asset, representing a right to operate the concession and to charge users through the concession period, they are recorded as from the date of signature of the contracts at the present value of the future payment obligations.

The amounts paid to the grantor in 2018, the nominal value and the present value of the amounts to be paid in the next 12 months, are as follows:

Project	Interest, %	Amounts paid in 2018	Nominal value of amounts to be paid in the next 12 months	Present value of amounts to be paid in the next 12 months
Irapé	100.00	1,762	2,019	1,902
Queimado (Consortium)	82.50	501	588	554
Salto Morais Small Hydro Plant	100.00	12	—	—
Rio de Pedras Small Hydro Plant	100.00	35	—	—
Various Small Hydro Plants	100.00	171	—	—

The rate used by the Company to discount the above liabilities to its present value, was 12.50%, and represents the average cost of funding in normal conditions on the date the concession contract was entered into.

Distribution concessions

The Company operates the concession for the distribution of electricity in the greater part of the State of Minas Gerais, which expires in December 2045.

According to the concession contract, all assets and facilities that are used in the provision of the distribution service and which have been constructed by the concession holder are considered part of the assets of the related concession and must be returned to the grantor at the end of the contract. Cemig is entitled to receive a payment for the residual value of the infrastructure assets at the end of the concession contract taking into consideration the amounts involved and the timing when they became part of the infrastructure.

The Company is not subject to make any payments to the grantor in order to operate the distribution concessions, but is required to comply with certain quality standards and make infrastructure investments.

The concession contracts and the Brazilian legislation establish a mechanism of maximum prices that allows for three types of adjustments to tariffs: (i) an annual tariff adjustment; (ii) periodic review of tariffs; and (iii) extraordinary reviews.

Each year the Company has the right to request for the annual adjustment, the purpose of which is to be compensated the effects of inflation on the tariffs, and to allow for certain changes in costs that are outside the Company’s control to be passed through to customers – for example the cost of electricity purchased for resale and sector charges including charges for the use of the transmission and distribution facilities.

Also, the regulator performs a Periodic Review of tariffs every five years, which aims to make adjustments due to changes in the Company’s costs, and to establish a factor based on scale gains, which will be applied in the annual tariff adjustments, for the purpose of sharing such gains with the Company’s customers.

The Company also has the right to request an extraordinary review of tariffs, in the event that any unforeseen development significantly affects the economic-financial equilibrium of the concession. The Periodic Review and the Extraordinary Review are subject, to a certain degree, to the discretion of the regulator, although there are pre-established provisions for each revision cycle. When the Company requests an annual tariff adjustment, it is required to prove the financial impact on operations resulting from these events.

Under the distribution concession contracts, the Company is authorized to charge customers a tariff consisting of two components: (i) A component related to costs of energy purchased for resale, charges for use of the transmission grid and charges for use of the distribution system that are not under its control (‘Parcel A costs’); and (ii) a portion relating to operating costs (‘Parcel B costs’).

Renewal of the distribution concession

On December 21, 2015, the Company signed, with the Mining and Energy Ministry, the Fifth Amendment to its concession contracts, extending its energy distribution concessions for an additional 30 years, starting January 1, 2016.

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

•	There is a requirement for injections of capital from the controlling shareholder in an amount sufficient to meet the minimum conditions for economic and financial sustainability.

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

The criteria of efficiency in economic and financial management are as follows:

•	Operational cash generation (–) QRR¹ (–) interest on the debt[2] ≥ 0;

•	Ebitda [3] ≥ 0 (by the end of 2017, maintained in 2018, 2019 and 2020);
•	[Ebitda (–) QRR] ≥ 0 (by the end of 2018, maintained in 2019 and 2020);

•	{Net debt4 / [Ebitda (–) QRR]} ≤ 1 / (80% of the Selic rate) (by the end of 2019); and,

•	{Net debt / [Ebitda (–) QRR]} ≤ 1 / (111% of the Selic rate) (by the end of 2020).

1.	QRR = ‘Regulatory reintegration quota’, or Regulatory depreciation expense.
2.	Net debt x 111% of the Selic rate.
3.	Calculated according to the method defined by the regulator (Aneel), contained in distribution concession contract.
4.	Gross debt, less financial assets.

The Company was in compliance with the above criteria as of December 31, 2018.

Gas distribution concessions

The concessions for distribution of natural gas are granted by each Brazilian state. In the state of Minas Gerais the tariffs for natural gas are set by the regulator, the State’s Economic Development Secretariat, by market segment. The tariffs is comprised of a portion for the cost of gas and a portion for the distribution of gas. Each quarter the tariffs are adjusted to pass through the cost of gas, and once a year they are adjusted to update the portion allocated to cover the costs relating to the provision of the distribution service – remuneration of invested capital and to cover all the operating, commercial and administrative expenses of the concession holder.

In addition to these adjustments, in April 2015 the Economic Development Secretariat sent to the subsidiary Gasmig and Official Letter, SEDE/GAB/Nº303/2014 stating the timetable set for the first Tariff Review cycle. Due to delays, the methodology of the first Tariff Review cycle was decided in July 2017, and the homologation of the tariff for this tariff cycle is expected to occur in 2019. These reviews occur every five years, from the end of the first cycle, to evaluate the changes in the costs of the Gasmig, and to adapt the tariffs. The concession contract also specifies the possibility of an extraordinary review of tariffs if any event occurs that puts the economic-financial balance of the concession at risk.

On December 14, 2018, the Minas Gerais State Department for Economic, Scientific, Technological and Higher Education Development (‘Sedectes’) or (‘the grantor power’) presented a study, prepared by Fundação Getulio Vargas Business school (“FGV”), related to financial economic rebalancing of the Gasmig concession agreement, also supported by consultation from General Attorney’s Office of the State. The rebalancing that has been requested by the grantor is based on the contractual obligation to build a gas pipeline to serve the Nitrogen Fertilizers Unit (UFN), which should have been built by Petrobras. As a result Company was requested to paid the State of Minas Gerais the amount of R$852 million. Based on the study, Sedectes requested a response from Gasmig and began discussion for solution related to imbalance referred to, considering that one of its conditions for extension of the concession contract (from 2023 to 2053, as specified in the second amendment to the contract) was the requirement to make investments for the construction of the gas pipeline.

In this context, Gasmig hired specialized consultants to prepare an independent financial-economic valuation and legal opinion, to establish the fair value of the consideration to be paid to the Minas Gerais State, for the purpose of enabling the rebalancing of the concession. The Company is accompanying the development of these discussions with the grantor authority.

The payment of the concession grant fee, when made, will be considered a concession intangible asset.

No changes in the accounting treatment of the concession contract, considering its extension, was made as a result of these events in the financial statements of the Company for the year ended December, 31, 2018.

5. OPERATING SEGMENTS

The operating segments of the Company reflect their management and their organizational structure, used to monitoring its results.

The tables below show segment information for 2018, 2017 and 2016:

INFORMATION BY SEGMENT AS OF AND FOR THE YEAR ENDED DECEMBER 31. 2018
DESCRIÇÃO	ENERGY			GAS	TELECOM (1)	OTHER (1)	ELIMINATIONS	TOTAL
	GENERATION (1)	TRANSMISSION	DISTRIBUTION (1)
SEGMENT ASSETS	14,671	3,862	37,840	1,822	10	2,607	(957)	59,855
INVESTMENTS IN SUBSIDIARIES AND JOINTLY-CONTROLLED ENTITIES	4,055	1,163	—	—	—	17	—	5,235
ADDITIONS TO THE SEGMENT	559	—	129	—	9	—	—	697
ADDITIONS TO FINANCIAL ASSETS	—	96	727	70	—	—	—	893
CONTINUING OPERATIONS
NET REVENUE	6,374	675	13,757	1,619	—	134	(293)	22,266
COST OF ENERGY AND GAS
Energy bought for resale	(3,917)	—	(7,238)	—	—	—	71	(11,084)
Charges for use of the national grid	(216)	—	(1,463)	—	—	—	200	(1,480)
Gas bought for resale				(1,238)				(1,238)

Total	(4,133)	—	(8,701)	(1,238)	—	—	271	(13,802)
OPERATING COSTS AND EXPENSES
Personnel	(230)	(108)	(965)	(60)	(18)	(29)	—	(1,410)
Employees’ and managers’ profit sharing	(10)	(7)	(51)	—	—	(10)	—	(77)
Post-employment obligations	(46)	(27)	(224)	—	—	(41)	—	(337)
Materials	(39)	(4)	(58)	(2)	(1)	—	—	(104)
Outsourced services	(123)	(40)	(880)	(20)	(9)	(30)	15	(1,087)
Depreciation and amortization	(164)	—	(595)	(74)	(1)	(1)	—	(835)
Operating provisions (reversals)	(107)	(12)	(332)	2	1	(18)	—	(466)
Construction costs	—	(96)	(757)	(45)	—	—	—	(897)
Other operating expenses, net	(65)	(17)	(203)	(13)	(3)	(109)	7	(405)

Total cost of operation	(784)	(311)	(4,065)	(212)	(31)	(238)	22	(5,618)

OPERATING COSTS AND EXPENSES	(4,917)	(311)	(12,766)	(1,450)	(31)	(238)	293	(19,420)
Equity in earning of unconsolidated investees, net	(353)	231	33	—	(1)	(14)	—	(104)
Remeasurement of previously held equity interest in subsidiaries acquired	80	—	(52)	—	—	(147)	—	(119)
Adjustment for impairment of Investments	(127)	—	—	—	—	—	—	(127)

OPERATING INCOME BEFORE FINANCE INCOME (EXPENSES)	1,057	595	972	169	(32)	(265)	—	2,496
Finance income	1,113	61	434	84	1	13	—	1,706
Finance expenses	(1,536)	(5)	(621)	(38)	(5)	(19)	—	(2,224)

INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAXES	634	651	785	215	(36)	(271)	—	1,978
Income and Social Contribution taxes	(276)	(122)	(217)	(53)	12	57	—	-599

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	358	529	568	162	(24)	(214)	—	1,379
DISCONTINUED OPERATIONS
NET INCOME AFTER TAX FROM DISCONTINUED OPERATIONS (Note 33)	11	—	62	—	290	—	—	363

NET INCOME (LOSS) FOR THE YEAR	369	529	630	162	266	(214)	—	1,742
Equity holders of the parent	361	529	599	161	266	(216)	—	1,700
Non-controlling interests	8	—	31	1	—	2	—	42

	369	529	630	162	266	(214)	—	1,742

(1)

As stated in Note 33, certain assets in generation, distribution, telecommunications and other market segments were classified as held for sale. The revenues and expenses from these segments have been presented separating profits (losses) from continuing operations from those relating to discontinued operations.

The following is a breakdown of the revenue of the Company by activity:

2018	ENERGY			GAS	OTHER	ELIMINATIONS	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION
Revenue from supply of energy	7,065	—	17,885	—	—	(78)	24,872
Revenue from Use of Distribution Systems (the TUSD charge)	—	—	2,067	—	—	(22)	2,045
CVA and Other financial components in tariff adjustment	—	—	1,973	—	—	—	1,973
Transmission concession revenue	—	589	—	—	—	(178)	411
Transmission construction revenue	—	96	—	—	—	—	96
Concession assets – indemnity revenue	—	250	—	—	—	—	250
Generation assets – indemnity revenue	55	—	—	—	—	—	55
Distribution construction revenue	—	—	757	45	—	—	802
Adjustment to expectation of cash flow from Financial assets of distribution concession to be indemnified	—	—	—	—	—	—	—
Gain on inflation updating of Concession Grant Fee	321	—	—	—	—	—	321
Transactions in energy on the CCEE	217	—	—		—	—	217
Supply of gas	—	—	—	1,995	—	—	1,995
Fine for violation of continuity indicator	—	—	(44)	—	—	—	(44)
Other operating revenues	82	29	1,345	—	144	(15)	1,585
Sector / Regulatory charges reported as Deductions from revenue	(1,366)	(288)	(10,226)	(421)	(11)	—	(12,312)

Net operating revenue	6,374	676	13,757	1,619	133	-293	22,266

For further details of operating revenue, see Note 28.

INFORMATION BY SEGMENT AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2017
	ENERGY			TELECOMS	GAS	OTHER	ELIMINATIONS	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION
SEGMENT ASSETS	14,366	3,955	20,021	347	2,000	1,582	(32)	42,239
INVESTMENTS IN SUBSIDIARIES AND JOINTLY-CONTROLLED ENTITIES	4,723	1,122	1,918	—	—	29	—	7,792
ADDITIONS TO THE SEGMENT	308	—	1,083	47	56	1	—	1,495
ADDITIONS TO FINANCIAL ASSETS	—	25	—	—	—	—	—	25
NET REVENUE	7,190	777	12,312	127	1,482	112	(288)	21,712
COST OF ENERGY AND GAS
Energy bought for resale	(4,209)	—	(6,783)	—	—	—	73	(10,919)
Charges for use of the national grid	(353)	—	(1,002)	—	—	—	181	(1,174)
Gas bought for resale	—	—	—	—	(1,071)	—	—	(1,071)

Operational costs, total	(4,562)	—	(7,785)	—	(1,071)	—	254	(13,164)
OPERATING COSTS AND EXPENSES
Personnel	(281)	(106)	(1,123)	(20)	(56)	(41)	—	(1,627)
Employees’ and managers’ profit sharing	(1)	—	(3)	—	—	(1)	—	(5)
Post-employment obligations	39	19	180	—	—	(9)	—	229
Materials	(11)	(4)	(43)	—	(2)	(1)	—	(61)
Raw materials and inputs for production of energy	(10)	—	—	—	—	—	—	(10)
Outsourced services	(127)	(31)	(785)	(28)	(17)	(16)	30	(974)
Depreciation and amortization	(176)	—	(567)	(35)	(71)	(1)	—	(850)
Operating provisions (reversals)	(139)	(10)	(469)	(1)	(2)	(233)	—	(854)
Construction costs	—	(25)	(1,045)	—	(49)	—	—	(1,119)
Other operating expenses, net	(117)	(11)	(408)	(23)	(15)	187	4	(383)

Total cost of operation	(823)	(168)	(4,263)	(107)	(212)	(115)	34	(5,654)
OPERATING COSTS AND EXPENSES	(5,385)	(168)	(12,048)	(107)	(1,283)	(115)	288	(18,818)
OPERATING INCOME BEFORE EQUITY GAINS (LOSSES) AND FINANCE INCOME (EXPENSES)	1,805	609	264	20	199	(3)	—	2,894
Equity in earnings of unconsolidated investees, net	(519)	234	42	(2)	—	(7)	—	(252)
Finance income	226	9	397	3	49	120	—	804
Finance expenses	(1,161)	(3)	(815)	(15)	(43)	237	—	(1,800)

INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAXES	351	849	(112)	6	205	347	—	1,646
Income and social contribution taxes	(257)	(189)	31	(3)	(71)	(155)	—	(644)

NET INCOME (LOSS) FOR THE YEAR	94	660	(81)	3	134	192	—	1,002

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss
Post retirement liabilities – restatement of obligations of the defined benefit plans, net of taxes	(47)	(23)	(145)	—	—	(46)	—	(261)
Equity gain (loss) on Other comprehensive income in subsidiary and jointly-controlled entity, net of tax	—	—	—	—	—	(3)	—	(3)

	(47)	(23)	(145)	—	—	(49)	—	(264)
Items that may be reclassified to profit or loss
Equity gain on Other comprehensive income, in subsidiary and jointly-controlled entity, relating to fair value of financial asset available for sale, net of tax	(34)	—	—	—	—	(4)	—	(38)

	(34)	—	—	—	—	(4)	—	(38)

COMPREHENSIVE INCOME FOR THE YEAR	13	637	(226)	3	134	139	—	700

Equity holders of the parent	13	637	(226)	3	133	139	—	699
Non-controlling interests	—	—	—	—	1	—	—	1

	13	637	(226)	3	134	139	—	700

The following is a breakdown of the revenue of the Company by activity:

2017	ENERGY			TELECOMS	GAS	OTHER	ELIMINATIONS	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION
Revenue from supply of energy	7,340	—	16,442	—	—		(81)	23,701
Revenue from Use of Distribution Systems (the TUSD charge)	—	—	1,643	—	—	—	(32)	1,611
CVA and Other financial components in tariff adjustment	—	—	988	—	—	—	—	988
Transmission concession revenue	—	519	—	—	—	—	(148)	371
Transmission construction revenue	—	25	—	—	—	—	—	25
Concession assets – reimbursement revenue	—	373	—	—	—	—	—	373
Generation assets – reimbursement revenue	271	—	—	—	—	—	—	271
Distribution construction revenue	—	—	1,045	—	49	—	—	1,094
Adjustment to expectation from reimbursement of distribution concession financial assets	—	—	9	—	—	—	—	9
Gain on inflation updating of concession grant fee	317	—	—	—	—	—	—	317
Transactions in energy on the CCEE	860	—	—	—	—	—	—	860
Supply of gas	—	—	—	—	1,759	—	—	1,759
Other operating revenues	37	9	1,175	168	1	120	(26)	1,484
Sector / Regulatory charges reported as Deductions from revenue	(1,430)	(167)	(9,177)	(41)	(327)	(9)	—	(11,151)

Net operating revenue	7,395	759	12,125	127	1,482	111	(287)	21,712

For further details of operating revenue, see Note 28.

INFORMATION BY SEGMENT AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2016
	ENERGY			TELECOMS	GAS	OTHER	ELIMINATIONS	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION
SEGMENT ASSETS	14,414	4,267	18,166	338	2,737	2,389	(276)	42,035
ADDITIONS TO THE SEGMENT	916	—	1,602	163	56	—	—	2,737
ADDITIONS TO FINANCIAL ASSETS	2,217	54	—	—	—	—	—	2,271
INVESTMENTS IN SUBSIDIARIES AND JOINTLY-CONTROLLED ENTITIES	5,292	1,670	1,754	18	—	19	—	8,753
NET REVENUE	5,875	1,113	10,597	125	1,181	116	(234)	18,773
COST OF ENERGY AND GAS	—	—	—	—	—	—	—	—
Energy bought for resale	(3,071)	—	(5,260)	—	—	—	59	(8,272)
Charges for use of the national grid	(321)	—	(760)	—	—	—	134	(947)
Gas bought for resale	—	—	—	—	(877)	—	—	(877)

Operating costs, total	(3,392)	—	(6,020)	—	(877)	—	193	(10,096)
OPERATING COSTS AND EXPENSES	—	—	—	—	—	—	—	—
Personnel	(271)	(111)	(1,147)	(23)	(47)	(45)	—	(1,644)
Employees’ and managers’ profit sharing	(1)	—	(10)	(1)	—	4	—	(8)
Post-employment obligations	(54)	(23)	(231)	—	—	(37)	—	(345)
Materials	(11)	(3)	(42)	—	(2)	—	—	(58)
Outsourced services	(129)	(30)	(674)	(23)	(16)	(32)	37	(867)
Depreciation and amortization	(202)	—	(525)	(38)	(54)	(16)	—	(835)
Operating provisions (reversals)	(88)	(10)	(544)	(4)	—	(67)	—	(713)
Construction costs	—	(54)	(1,102)	—	(37)	—	—	(1,193)
Other operating expenses, net	(57)	(13)	(395)	11	(8)	313	4	(145)

Total cost of operation	(813)	(244)	(4,670)	(78)	(164)	120	41	(5,808)
OPERATING COSTS AND EXPENSES	(4,205)	(244)	(10,690)	(78)	(1,041)	120	234	(15,904)
OPERATING INCOME BEFORE EQUITY GAINS (LOSSES) AND FINANCE INCOME (EXPENSES)	1,670	869	(93)	47	140	236	—	2,869
Equity in earnings of unconsolidated investees, net	(448)	362	(180)	(31)	—	(5)	—	(302)
Adjustment for loss of value in Investments	(763)	—	—	—	—	—	—	(763)
Finance income	190	7	743	4	15	82	—	1,041
Finance expenses	(1,320)	(4)	(1,078)	(9)	(49)	(18)	—	(2,478)

INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAXES	(671)	1,234	(608)	11	106	295	—	367
Income tax and the Social Contribution tax	(24)	5	103	(6)	(8)	(103)	—	(33)

NET INCOME (LOSS) FOR THE YEAR	(695)	1,239	(505)	5	98	192	—	334
OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss
Post retirement liabilities – restatement of obligations of the defined benefit plans, net of taxes	(92)	—	(380)	—	—	(43)	—	(515)
Equity gain (loss) on Other comprehensive income in jointly-controlled entities	—	—	—	—	—	4	—	4
Items that may be reclassified to profit or loss
Conversion adjustment of equity gain (loss) in other comprehensive income in subsidiary and jointly-controlled entity	—	—	—	—	—	(3)	—	(3)
Recycling of conversion adjustments to the Income statement arising from sale of Transchile	—	(39)	—	—	—	—	—	(39)

COMPREHENSIVE INCOME FOR THE YEAR	(787)	1,200	(885)	5	98	150	—	(219)

Equity holders of the parent	(787)	1,200	(885)	5	98	150	—	(219)
Non-controlling interests	—	—	—	—	—	—	—	—

	(787)	1,200	(885)	5	98	150	—	(219)

The following is a breakdown of the revenue of the Company by activity:

2016	ENERGY			TELECOMS	GAS	OTHER	ELIMINATIONS	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION
Revenue from supply of energy	6,809	—	16,688	—	—	—	(67)	23,430
Revenue from Use of Distribution Systems (the TUSD charge)	—	—	1,740	—	—	—	(35)	1,705
CVA and Other financial components in tariff adjustment	—	—	(1,455)	—	—	—	—	(1,455)
Transmission concession revenue	—	410	—	—	—	—	(98)	312
Transmission construction revenue	—	54	—	—	—	—	—	54
Concession assets – reimbursement revenue	—	751	—	—	—	—	—	751
Generation assets – reimbursement revenue	—	—	—	—	—	—	—
Distribution construction revenue	—	—	1,102	—	37		—	1,139
Adjustment to expectation from reimbursement of distribution concession financial assets	—	—	8	—	—	—	—	8
Gain on inflation updating of concession grant fee	300	—	—		—	—	—	300
Transactions in energy on the CCEE	161	—	—	—	—	—	—	161
Supply of gas	—	—	—	—	1,444	—	—	1,444
Other operating revenues	22	14	1,134	159	—	125	(33)	1,421
Sector / Regulatory charges reported as Deductions from revenue	(1,322)	(211)	(8,620)	(34)	(301)	(9)	—	(10,497)

Net operating revenue	5,970	1,018	10,597	125	1,180	116	(233)	18,773

For further details of operating revenue, see Note 28.

6. CASH AND CASH EQUIVALENTS

	2018	2017
Bank accounts	108	113
Cash equivalents
Bank certificates of deposit (CDBs) (1)	555	686
Overnight (2)	228	227
Others	—	4

	783	917

	891	1,030

(1)

Bank Certificates of Deposit (Certificados de Depósito Bancário, or CBDs), accrued interest at 40% to 106%, of the CDI Rate (Interbank Rate for Interbank Certificates of Deposit or Certificados de Depósito Inter-bancário – CDIs) published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip) in 2018 (50% to 106% in 2017). For these CDBs, the Company has repo transactions which state, on their trading notes, the bank’s commitment to repurchase the security, on demand, on the maturity date of the transaction, or earlier, at the Company’s option.

(2)

Overnight transactions are repos available for redemption on the following day. They are usually backed by Treasury Bills, Notes or Bonds and referenced to a pre-fixed rate of 6.39%, in 2018 (6.89% in 2017). Their purpose is to settle the short-term obligations of the Company, or to be used in the acquisition of other assets with better return to replenish the portfolio.

Note 32 provides information in relation to the exposure of the Company to interest rate risks, and a sensitivity analysis of their effects on financial assets and liabilities.

7. MARKETABLE SECURITIES

	2018	2017
Investments
Current
Bank certificates of deposit (CDBs) (1)	—	3
Financial Notes (LFs) – Banks (2)	435	303
Treasury Financial Notes (LFTs) (3)	254	740
Debentures (4)	11	11
Others	4	1

	704	1,058
Non-current
Financial Notes – Banks (2)	109	—
Debentures (4)	—	30

	109	30

	813	1,088

(1)

Bank Certificates of Deposit (Certificados de Depósito Bancário, or CDBs), were remunerated in 2018 at 80% of the Interbank Rate for Interbank Certificates of Deposit, Certificados de Depósito Inter-bancário – CDIs (100.25% to 105.25% in 2017).

(2)

Bank Financial Notes (Letras Financeiras, or LFs) are fixed-rate fixed-income securities, issued by banks and that accrued interest a percentage of the CDI rate published by Cetip. The LFs had remuneration rates varying between 102% and 111.25% of the CDI rate in 2018 (102.01% to 112% in 2017).

(3)	Treasury Financial Notes (LFTs) are fixed-rate securities, their yield follows the daily changes in the Selic rate between the date of purchase and the date of maturity.
(4)

Debentures are medium and long term debt securities, which give their holders a right of credit against the issuing company. The debentures have remuneration varying from 104.25% to 151% of the CDI Rate in 2018 (104.25% to 161.54% of CDI in 2017).

Note 32 provides a classification of these marketable securities. Investments in marketable securities of related parties are shown in Note 31.

8. CUSTOMERS, TRADERS AND POWER TRANSPORT CONCESSION HOLDERS

	Balances not yet due	Up to 90 days past due	More than 91 up to 360 days past due	More than 361 days past due	Dec. 31, 2018	Dec. 31, 2017
Billed supply	1,345	759	393	492	2,989	2,687
Unbilled supply	1,048	—	—	—	1,048	994
Other concession holders – wholesale supply	7	36	2	2	47	26
Other concession holders – wholesale supply, unbilled	282	—	—	—	282	283
CCEE (Wholesale Trading Exchange)	1	158	—	7	166	382
Concession Holders – power transport	76	15	3	86	180	159
Concession Holders – power transport, unbilled	212	—	—	—	212	177
(–) Provision for doubtful receivables	(179)	(21)	(20)	(531)	(751)	(568)

	2,792	947	378	56	4,173	4,140

Current assets					4,092	3,885
Non-current assets					81	255

The Company’s exposure to credit risk related to customers and traders is provided in Note 32.

The allowance for doubtful accounts is considered to be sufficient to cover any potential losses in the realization of accounts receivable, and the breakdown by type of customers is as follows:

	2018	2017
Residential	137	160
Industrial	172	178
Commercial, services and others	189	117
Rural	33	17
Public authorities	119	12
Public lighting	6	5
Public services	27	10
Charges for use of the network (TUSD)	68	68
Others	—	1

	751	568

Changes in the allowance for doubtful accounts in 2018, 2017 and 2016 are as follows:

Balance at December 31, 2015	625
Additions, net	382
Disposals	(347)

Balance at December 31, 2016	660
Additions, net	248
Disposals	(340)

Balance at December 31, 2017	568
Effect of adoption of IFRS 9 on Jan. 1, 2018 (1) (Note 2.4)	150
Additions, net (Note 29 d)	264
Disposals	(231)

Balance at December 31, 2018	751

(1)	Recognized directly to Equity, without inclusion in Statement of income

Advances from customers

The Company receives advance payments for the sale of energy from certain customers. Advance payments related to services not yet provided are as follows:

Balance at Dec. 31, 2016	181
Additions	325
Disposals	(318)
Inflation adjustment (Note 30)	45

Balance at Dec. 31, 2017	233
Additions	50
Disposals	(215)
Inflation adjustment (Note 30)	11

Balance at Dec. 31, 2018	79

Advance payments are adjusted until the actual delivery of the energy supply under the following terms:

2018				2018	2017
Counterparty	Specified period for billing	Index for adjusting prepaid amounts	GWh deliverable
BTG Pactual	—	1.20 to 1.57% a.m.	—	—	44
Deal Comercializadora	—	1.2% a.m.	—	—	1
White Martins Gases Industriais Ltda.	January to March of 2019	124% do CDI	72	40	146
White Martins Gases Industriais Ltda. (1)	January to March of 2019	124% do CDI	—	—	42
Ferroligas	January to June of 2019	136% do CDI	—	39	—

				79	233

(1)	Contracts signed with Cemig D, relating to the billing of Contract for Use of the Distribution System (CUSD), containing the components: transportation and other charges.

Revenue from advanced sales of energy supply is recognized in the Statement of income only when the Company’s performace obligation is satisfies when the energy supply actually take place.

9. RECOVERABLE TAXES

	2018	2017
Current
ICMS (VAT)	80	71
PIS and Pasep	4	12
Cofins	21	56
Others	19	35

	124	174
Non-current
ICMS (VAT)	240	225
PIS and Pasep	—	1
Cofins	—	3
Others	2	2

	242	231

	366	405

The ICMS (VAT) credits that are reported in non-current assets arise mainly from acquisitions of property, plant and equipment, and intangible assets, and can be offset against taxes payable in the next 48 months The transfer to non-current is made in accordance with management’s best estimate of the amounts which will likely be realized after December 31, 2019.

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

	2018	2017
Income tax	253	231
Social contribution tax	140	130
	393	361

Current	387	340

Non-current	6	21

b) Income and Social Contribution taxes

The balances of income tax and Social Contribution tax recorded in current liabilities refer mainly to the taxes owed by the subsidiaries which report by the Real Profit method and have opted to make monthly payments based on estimated revenue, and also by the subsidiaries that have opted for the Presumed Profit method, in which payments are made quarterly.

	2018	2017
Current
Income tax	83	88
Social contribution tax	29	27

	112	115

c) Deferred income and social contribution taxes

The Company has deferred taxed assets from unused tax loss carryforwards, negative base for the Social Contribution tax, and deductible temporary differences, at the statutory rates applicable to each legal entity in Brazil of 25% (for Income tax) and 9% (for the Social Contribution tax), as follows:

	2018	2017
Deferred tax assets
Tax loss carryforwards	373	524
Provisions for contingencies	218	218
Provisions for losses on investments	609	335
Operating provisions	455	539
Provisions for profit sharing	25	1
Post-employment obligations	1,477	1,179
Estimated provision for doubtful receivables	279	207
Taxes with suspended liability	—	14
Onerous concession	8	8
Adjustment to fair value: Swap/Loss	—	13
Others	27	14

Total	3,471	3,052

Deferred tax liabilities
Funding cost	(25)	(31)
Deemed cost	(239)	(276)
Acquisition costs of equity interests	(501)	(464)
Borrowing costs capitalized	(168)	(166)
Taxes on revenues not redeemed – Presumed Profit accounting method	(5)	(1)
Adjustment to expectation of cash flow – Concession assets	(804)	(937)
Adjustment to fair value: Swap/Gains	(277)	(1)
Others	(33)	(40)

Total	(2,052)	(1,916)

Total, net	1,419	1,136

Total assets	2,147	1,871
Total liabilities	(728)	(735)

The changes in deferred income and social contribution taxes were as follows:

Consolidated
Balance at December 31, 2015	809
Effects allocated to Statement of income	141
Effects allocated to Statement of comprehensive income	265
Balance at Dec. 31, 2016	1,215
Effects allocated to Statement of income	(198)
Effect allocated to Statement of comprehensive income Net loss (gain) on actuarial restatement	133
Variations in deferred tax assets and liabilities	(14)

Balance at Dec. 31, 2017	1,136

Effects allocated to Statement of income – continuing operations	(16)
Effect allocated to Statement of comprehensive income
Re-measurement of defined-benefit plan obligations	239
Effects allocated to Equity
First-time adoption of IFRS 9 – effects allocated to equity (Note 2.5)	51
Reversal of deemed cost	18
Transfer to assets held for sale	(3)
Variations in deferred tax assets and liabilities	(3)
Deferred taxes arising from business combination	(3)

Balance at December 31, 2018	1,419

On March 28, 2019, the Board of Directors meeting approved the Company’s estimated future taxable profits forecast. This forecast was also submitted for examination by the Fiscal Council on March 28, 2019.

The Company estimated that the balance of deferred tax asset as of December 31, 2018 will be realized, as follows:

2019	567
2020	566
2021	542
2022	547
2023	492
2024 to 2026	458
2027 to 2028	299

3,471

d) Reconciliation of income tax and Social Contribution tax effective rate

This table reconciles the statutory income tax (rate 25%) and social contribution tax (rate 9%) with the current income tax expense in the Statement of income:

	2018	2017	2016
Profit before income and Social Contribution taxes	1,978	1,646	367
Income tax and Social Contribution tax – nominal expense (34%)	(672)	(560)	(125)
Tax effects applicable to:
Gain (loss) in subsidiaries by equity method (net of effects of Interest on Equity)	(61)	(129)	(132)
Interest on Equity	71	—	129
Gain on dilution of an equity interest	—	8
Deduction – Intangible assets of concession amortized – capital gain –Taesa	—	—	20
Non-deductible contributions and donations	(6)	(6)	(4)
Tax incentives	29	11	3
Tax credits not recognized	(1)	—	5
Difference between Presumed Profit and Real Profit	89	81	126
Non-deductible penalties	(12)	(14)	(16)
Excess reactive power and demand	—	(2)	(12)
Others	(36)	(33)	(27)

Income tax and Social Contribution – effective gain (expense)	(599)	(644)	(33)

Current tax	(583)	(446)	(174)
Deferred tax	(16)	(198)	141

	(599)	(644)	(33)

Effective rate	30.30%	39.13%	8.99%

11. RESTRICTED CASH

Restricted cash of R$ 91 on December 31, 2018, comprises mainly the amount deposited in a guarantee account by Cemig GT in relation to guarantees of power purchase agreements with Saesa, Eletronorte and Copel and the amount of R$ 106 on December, 31, 2017 referred to guarantee for settlement of the put option on shares in RME, and was used in full in the settlement of that put option on November 30, 2018 (more details in Note 32).

12. ACCOUNTS RECEIVABLE FROM THE STATE OF MINAS GERAIS

The Company has accounts receivable from the State of Minas Gerais, arising from return of an administrative deposit made for a dispute on the rate of inflation and other adjustment to be applied to an advance for future capital increase (‘AFAC’), made in prior years, which was the subject of a debt recognition agreement. The agreement provided for payment by the Minas Gerais State in 12 consecutive monthly installments, each updated by the IGP–M index up to the date of actual payment, the first to become due on November 10, 2017. The agreement states that, in the event of arrears or default by the State in payment of the agreed consecutive monthly installments, Cemig is authorized to retain dividends or Interest on Equity distributable to the State in proportion to the State’s equity interest, for as long as the arrears and/or default continues.

As such, on December 28, 2018, the Company withheld an amount of R$ 8, corresponding to the dividends that would have been payable to Minas Gerais State on that date.

On December, 31, 2018, R$ 46 was received corresponding to two installments, net of the R$ 8 of retained dividends. The remaining balance receivable, R$ 246, was classified as Non-current assets, as a result of the delays in installments past due since January 2018. Management believes that it will not suffer losses in the realization of these receivables, as the amounts due are subject to the guarantees mentioned above, which the Company intends to execute in the event of non-receipt of the amount agreed in the debt recognition agreement.

13. ESCROW DEPOSITS

	2018	2017
Labor claims	335	304
Tax contingencies
Income tax on Interest on Equity	28	27
Pasep and Cofins taxes (1)	1,402	1,337
Donations and legacy tax (ITCD)	51	49
Urban property tax (IPTU)	87	80
Finsocial tax	38	37
Income and Social Contr. Tax on indemnity for employees’ ‘Anuênio’ benefit	275	267
Income tax withheld at source on inflationary profit	8	—
Contribution tax effective rate (2)	18	—
Others	156	117

	2,063	1,914
Others
Regulatory	53	60
Third party	9	16
Customer relations	6	6
Court embargo	12	14
Others	24	22

	104	118

	2,502	2,336

(1)	See more details in Note 25 – Provisions under the section relating to the ‘Anuênio indemnity’.
(2)

Escrow deposit in the legal action challenging an infringement claim relating to application of Social Contribution tax to amounts of cultural and artistic donations and sponsorship, expenses on punitive fines, and taxes with liability suspended.

Inclusion of ICMS tax in the taxable basis for Pasep/Cofins

This refers to the escrow deposits into court made in the action challenging the constitutionality of inclusion of ICMS (VAT), already charged, within the taxable amount for calculation of these two contributions. The subsidiaries Cemig D and Cemig GT obtained interim relief from the Court allowing them not to make the payment, and authorizing payment as escrow deposits, starting in 2008, and maintained this procedure until August 2011. After that date, while continuing to challenge the basis of the calculation in court, they opted to pay the taxes monthly.

In October 2017, the Federal Supreme Court (STF) published its Joint Judgment on the Extraordinary Appeal, in the form that creates overall precedent, in favor of the argument of the two subsidiaries. Based on the opinion of its legal advisers, the subsidiaries adopted the following:

•

Cemig GT reversed the provision in the amount of R$ 101, with effect on the net income for 2017, posting it as a reversal of deductions from revenue, in the fourth quarter of that year, with an amount of R$ 201 remaining deposited in escrow on December 31, 2018 (R$ 184 on December 31, 2017).

•

Cemig D maintains an escrow deposit of R$ 1,149 (R$ 1,110 on December 31, 2017); wrote down the liabilities relating to these contributions; and constituted a liability for reimbursement to its customers. For more details, see Note 21.

14. REIMBURSEMENT OF TARIFF SUBSIDIES

Subsidies on tariffs charged to users of distribution services – TUSD and EUST (Charges for Use of the Transmission System) are reimbursed to distributors through the funds from the Energy Development Account (CDE).

In 2018, the amount recognized as subsidies revenues was R$953 (R$842 in 2017 and R$ 792 in 2016). Of such amounts, Cemig D has a receivable of R$82, as of December 31, 2018 (R$ 73 in 2017) and Cemig GT has a receivable of R$9 (R$4 in 2017) in current assets.

15. CONCESSION FINANCIAL AND SECTOR ASSETS AND LIABILITIES

Concession financial assets	2018	2017
Financial assets (15.1)
Distribution concessions	396	371
Indemnifiable receivable – Transmission (15.2)	1,296	1,928
Transmission concessions (15.3)	—	547
Indemnifiable receivable – Generation (15.4)	816	1,901
Concession grant fee – Generation concessions (15.5)	2,409	2,337

	4,917	7,084

Concession sector assets	2018	2017
Amounts receivable from Parcel A (CVA) and Other Financial Components (15.6)	1,081	369

Total	5,998	7,453

Current assets	1,071	848
Non-current assets	4,927	6,605

Concession sector liabilities	2018	2017
Amounts payable from Parcel A (CVA) and Other Financial Components (15.6)	—	415
Current liabilities	—	415

The changes in concession financial assets related to infrastructure are as follows:

	Transmission	Generation	Distribution	Total
Balances at December 31, 2016	2,287	2,800	216	5,303

Additions	25	—	—	25
Transfers of indemnity – plants not renewed	—	1,082	—	1,082
Amounts received	(264)	(232)	—	(496)
Transfers between PP&E, Financial assets and Intangible assets	2	—	146	148
Monetary updating	224	317	—	541
Adjustment of expectation of cash flow from the Concession financial assets	54	—	9	63
Disposals	(2)	—	—	(2)
Adjustment of BRR of Transmission Assets	149	—	—	149
Adjustment on indemnities of plants not renewed (Ministerial Order 291) – including financial updating	—	271	—	271

Balances at December 31, 2017	2,475	4,238	371	7,084

Effects of first-time adoption of IFRS (15.1, 15.3)	(1,092)			(1,092)
Amounts received	(249)	(1,389)		(1,638)
Transfers between PP&E and concession contract assets	—		27	27
Others transfers	—	(1)	(1)	(2)
Monetary updating	162	377	—	539
Disposals	—	—	(1)	(1)

Balances at December 31, 2018	1,296	3,225	396	4,917

15.1	Distribution – Financial assets

The energy and gas distribution concession contracts are within the scope of IFRIC 12. The financial assets under these contracts refer to the investments made in infrastructure for which the residual value will paid by grantor at the end of the concession period and they are measured at fair value through profit or loss.

15.2	Transmission – Indemnifiable receivable

On August 16, 2016, the regulator homologated the amount of R$ 892 as of November 2012, for the portion of the residual value of assets to be indemnify to the Company. Such amount was recorded as a financial asset, with specific maturity and interest rate, in accordance with its characteristics.

The amount of the indemnity receivable, updated to December 31, 2018, of R$1,296 (R$1,928 on December, 31, 2017) is classified as a financial asset, at amortized cost, in accordance with IFRS 9, as follows:

•	Portion of remuneration and depreciation not paid since the extensions of concessions

An amount of R$ 937 (R$993 in 2017), corresponding to remuneration and depreciation not paid since the extension of the concessions, until the tariff adjustment of 2017, which will be inflation adjusted using the IPCA (Expanded National Customer Price) index and remunerated at the weighted average cost of capital of the transmission segment as defined by the regulator for the periodic tariff review, to be paid over a period of eight years through the RAP, since July of 2017.

•	Residual Value of transmission assets – injunction awarded to industrial customers

On April 10, 2017, a preliminary injunction was granted to the Brazilian Large Free Customers’ Association (Associação Brasileira de Grandes Consumidores Livres), the Brazilian Auto Glass Industry Technical Association (Associação Técnica Brasileira das Indústrias Automáticas de Vidro) and the Brazilian Ferro-alloys and Silicon Metal Producers’ Association (Associação Brasileira dos Produtores de Ferroligas e de Silicio Metálico) in their legal action against the regulator and the Federal Government requesting suspension of the effects on their tariffs of payment of the residual value of the Existing Basic Network System (RBSE).

The preliminary injunction was partial, with effects related to suspension of the inclusion in the customer tariffs paid by these associations of the portion of the indemnity corresponding to the remuneration at cost of capital included since the date of extension of the concessions – amounting to R$359 at December 31, 2018 (R$316 at December 31, 2017, inflation-adjusted by the IPCA index.

In compliance with the court decision, the regulator, presented a new calculation, excluding the amounts that refer to the cost of own capital. The Company and its subsidiary Cemig GT believe that this is a provisional decision, and that its right to receive the amount referring to the assets of RBSE is guaranteed by law, so that no adjustment to the amount recorded at December 31, 2018 is necessary.

•	Adjustment of the BRR of Transmission Assets

The regulator (Aneel), accepted Cemig GT’s claim for inclusion of certain conducting cables in the tariff calculation, and calculated the differences between the revenue amounts ratified in the tariff reviews of June 23, 2009 and June 8, 2010. The new amounts, calculated to include the value of these cables in the Remuneration Assets Base (Base de Remuneração de Ativos, or BRR), for the period from July 2005 through December 2012, resulted in a credit of R$ 149 when updated to currency of July 2017, and Cemig GT received this amount in twelve months, through RAP, from July 2017 to June 2018.

15.3	Transmission – Assets remunerated by tariff

Assets linked to transmission infrastructure, in the amount of R$ 1,092, were recognized as from 2018 as contract assets, as required by IFRS 15. Until December, 31, 2017, these assets were classified as financial assets under the criteria of IFRIC 12, as described in Note 16 – Concession contract assets.

15.4	Generation – Indemnity receivable

As from August 2013, with the extinction of the concession for various plants operated by Cemig GT under Concession Contract 007/1997, the subsidiary has a right to receive an amount corresponding to the residual value of the infrastructure assets, as specified in the concession contract. These balances are recognized in financial assets, at fair value through profit or loss, and totaled R$ 816 on December 31, 2018 (R$ 816 on December 31, 2017).

Generation plant	Concession expiration date	Installed capacity (MW)	Net balance of assets based on historical cost	Net balance of assets based on fair value (replacement cost)
Lot D
UHE Três Marias	July 2015	396	72	413
UHE Salto Grande	July 2015	102	11	39
UHE Itutinga	July 2015	52	4	7
UHE Camargos	July 2015	46	8	23
PCH Piau	July 2015	18.01	1	9
PCH Gafanhoto	July 2015	14	1	10
PCH Peti	July 2015	9.4	1	8
PCH Dona Rita	Sep. 2013	2.41	1	1
PCH Tronqueiras	July 2015	8.5	2	12
PCH Joasal	July 2015	8.4	1	8
PCH Martins	July 2015	7.7	2	4
PCH Cajuru	July 2015	7.2	4	4
PCH Paciência	July 2015	4.08	1	4
PCH Marmelos	July 2015	4	1	4
Others
UHE Volta Grande	Feb. 2017	380	26	70
UHE Miranda (1)	Dec. 2016	408	27	23
UHE Jaguara (1)	Aug. 2013	424	40	174
UHE São Simão (1)	Jan. 2015	1,710	1	3

		3,601.70	204	816

(1)

Investments made after the Jaguara, São Simão and Miranda plants came into operation, in the amounts of R$174, R$3 and R$ 23, respectively, are recorded as concession financial assets, and the determination of the final amounts to be paid to Cemig GT is in a process of discussion with the regulator (Aneel). Management does not expect losses in realization of these amounts.

As specified by the regulator (Aneel), the valuation reports that support the amounts to be received by the Company in relation to the residual value of the plants, previously operated by Cemig GT, that were included in Lot D and for the Volta Grande plant have been submitted to the regulator. The Company does not expect any losses in the realization of these amounts.

Miranda and São Simão plants – Basic plans

On August 31, 2018 the subsidiary Cemig GT received indemnity, of R$ 1,139 for the basic plan construction of the São Simão and Miranda plants. This amount had been inflation-adjusted by the Selic rate up to the date of its receipt.

Plant	Miranda	São Simão	Total
Residual value of assets on 2017 based on deemed cost	610	203	813
Adjustment regarding MME Order 291/17	174	41	215

Amounts based on MME Order 291/17	784	244	1,028
Monetary adjustment	25	31	56

Residual value of assets of Basic Plans at Dec. 31, 2017	809	275	1,084
Monetary adjustment (1)	42	13	55
Amounts received	(851)	(288)	(1,139)

Residual value of assets of Basic Plan at Dec. 31, 2018	—	—	—

(1)	Inflation adjustment, net of transfers, of R$ 323

15.5	Concession grant fee – Generation concessions

The concession grant fee paid by the Company for a 30-year concession contract related to 18 hydroelectric plants for an amount of R$ 2,216. The amount of the concession fee was recognized as a financial asset measured at amortized cost, as the Company has an unconditional right to receive the amount paid, updated by the IPCA Index and remuneratory interest (the total amount of which is equal to the internal rate of return on the project), during the period of the concession. Of the energy produced by these plants, 70% is sold in the Regulated Market (ACR) and 30% in the Free Market (ACL).

The changes in concession financial assets are as follows:

SPE	Plants	2017	Monetary updating	Amounts received	2018
Cemig Geração Três Marias S.A.	Três Marias	1,330	174	(134)	1,370
Cemig Geração Salto Grande S.A.	Salto Grande	417	55	(42)	430
Cemig Geração Itutinga S.A.	Itutinga	156	23	(18)	161
Cemig Geração Camargos S.A.	Camargos	116	17	(13)	120
Cemig Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência e Piau	152	24	(19)	157
Cemig Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade e Tronqueiras	103	18	(14)	107
Cemig Geração Oeste S.A.	Cajurú, Gafanhoto e Martins	63	11	(10)	64

Total		2,337	322	(250)	2,409

SPE	Plants	2016	Monetary updating	Amounts received	2017
Cemig Geração Três Marias S.A.	Três Marias	1,283	172	(125)	1,330
Cemig Geração Salto Grande S.A.	Salto Grande	403	54	(40)	417
Cemig Geração Itutinga S.A.	Itutinga	150	23	(17)	156
Cemig Geração Camargos S.A.	Camargos	112	17	(13)	116
Cemig Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência, Piau	147	23	(18)	152
Cemig Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade, Tronqueiras	99	17	(13)	103
Cemig Geração Oeste S.A.	Cajurú, Gafanhoto, Martins	60	11	(8)	63

Total		2,254	317	(234)	2,337

Sector assets and liabilities

15.6	Account for compensation of variation of parcel A items (CVA) and Other financial components

The Amendment that extended concession period of Cemig D guarantees that, in the event of termination of the concession contract, for any reason, the remaining balances (assets and liabilities) of any shortfall in payment or reimbursement through the tariff must also be paid by the grantor. The balances on (i) the CVA (Compensation for Variation of Parcel A items) Account, (ii) the account for Neutrality of

Sector Charges, and (iii) Other financial components in the tariff calculation, refer to the positive and negative differences between the estimate of the Company’s non-manageable costs and the payments actually made. The variations are subject to monetary adjustment using the Selic rate and considered in the subsequent tariff adjustments.

The balance of these sector financial assets and liabilities, which are presented at net value, in assets or liabilities, in accordance with the tariff adjustments that have been authorized or are to be ratified, are as follows:

	2018			2017
Balance sheet	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total
Assets	1,184	2,545	3,729	382	2,331	2,713
Current assets	1,184	1,505	2,689	382	1,379	1,761
Non-current assets	—	1,040	1,040	—	952	952
Liabilities	(1,140)	(1,509)	(2,649)	(797)	(1,962)	(2,759)
Current liabilities	(1,140)	(902)	(2,042)	(797)	(1,221)	(2,018)
Non-current liabilities	—	(607)	(607)	—	(741)	(741)

Total current, net	44	603	647	(415)	158	(257)

Total non-current, net	—	433	433	—	211	211

Total, net	44	1,036	1,080	(415)	369	(46)

	2018			2017
Financial components	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total
Items of ‘Parcel A’
Energy Development Account (CDE) quota	1	220	221	(154)	(90)	(244)
Tariff for use of transmission facilities of grid participants	24	(6)	18	9	24	33
Tariff for transport of Itaipu supply	2	16	18	2	2	4
Alternative power source program (Proinfa)	3	5	8	(5)	1	(4)
ESS/EER System Service/Energy Charges	(246)	(287)	(533)	(40)	(587)	(627)
Energy bought for resale (1)	667	1,402	2,069	(91)	1,327	1,236
Other financial components
Over contracting of supply	(204)	(13)	(217)	8	(211)	(203)
Neutrality of Parcel A	53	(15)	38	(30)	73	43
Other financial items	(236)	(212)	(448)	(112)	—	(112)
Tariff Flag balances (2)	—	(11)	(11)	—	(134)	(134)
Excess demand and reactive power	(21)	(62)	(83)	(2)	(36)	(38)

TOTAL	43	1,037	1,080	(415)	369	(46)

(1)

The amount of the CVA for energy supply constituted in 2018 after the Tariff Review, for inclusion in the tariff adjustment of 2019, is due mainly to the increased expenses on purchase of energy and coverage of hydrological risk, in view of the increase in the price of energy in the wholesale market, and operation of the thermoelectric plants due to the low level of reservoirs.

(2)	Billing arising from the ‘Flag’ Tariff System not yet homologated by the regulator (Aneel).

Changes in balances of financial assets and liabilities:

Balance at December 31, 2015	1,350
Net constitution of financial liabilities	(858)
Amortization	(597)
Payments from the Flag Tariff Centralizing Account	(341)
Transfer	(165)
Updating – Selic rate	204

Balance at December 31, 2016	(407)
Additions	811
Amortization	177
Payments from the Flag Tariff Centralizing Account	(586)
Updating – Selic rate	(41)

Balance at December 31, 2017	(46)

Additions (1)	1,638
Amortization	335
Others – R&D Reimbursement (2)	(115)
Payments from the Flag Tariff Centralizing Account	(794)
Updating – Selic rate (Note 30)	62

Balance at December 31, 2018	1,080

(1)

The CVA asset recognized in the period is mainly due to higher difference in 2018 between actual costs of energy and the estimate figures used for future cost of energy in the tariff calculation (this difference generates a financial asset to be reimbursed to the Company through the next tariff adjustment).

(2)

Refers to reimbursement of the additional tax collected, of 0.3% of net operating revenue passed through to energy tariffs and paid to the National Treasury from January 2010 to December 2012. The aim of this collection was to reimburse states and municipalities for any loss of ICMS tax revenue, applying to fossil fuels used in the generation of energy in the 24 months following connection of the related isolated systems to the National Grid.

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

Pass-throughs of funds from the Flag Account in 2018 totaled R$ 794 (R$586 in 2017 and R$341 in 2016) and were recognized as a partial realization of the CVA receivable previously constituted.

16. CONCESSION CONTRACT ASSETS

	2018	2017
Distribution – Infrastructure assets under construction	518	—
Gas – Infrastructure assets under construction	82	—
Transmission – Indemnity assets incorporated into the Assets Remuneration Base	492	—
Transmission – Assets remunerated by tariff	637	—

	1,729	—

Current	131	—
Non-current	1,598	—

Changes in concession contract assets are as follows:

	Transmission	Distribution	Gas	Total
Balance at December 31, 2017	—	—	—	—

Effects of IFRS 15 first-time adoption (Notes 15 and 19)	1,092	532	90	1,714
Additions (1) (Note 15e)	96	727	70	893
Inflation adjustment	88	—	—	88
Adjustment to expected contract cash flow from the concession	13	—	—	13
Amounts received	(161)	—	—	(161)
Transfers to financial assets	—	(27)	—	(27)
Transfers to intangible assets	—	(672)	(78)	(750)
Transfers to PP&E	1		—	1
Provision for impairment (2)		(42)		(42)

Balance at December 31, 2018	1,129	518	82	1,729

(1)	The additions to distribution assets, of R$ 726, made during 2018, include R$ 26 of capitalized borrowing costs, as presented in Note 22.
(2)

As of December, 31, 2018, the subsidiary Cemig D recognized a provision of R$ 42 for impairment of certain long-term assets in progress. The Company has not identified any additional indications of impairment of its other contract assets, which have defined useful lives. The Company has no contract assets with non-defined useful life.

Energy and gas distribution activities

In accordance with IFRS 15 – Revenue from contracts with customers, the concession infrastructure assets still under construction are recognized initially as contract assets, considering the right of the subsidiaries Cemig D and Gasmig to charge for the services provided to customers or receive an indemnity at the end of the concession for assets not yet amortized. New assets are recorded initially as contract assets, measured at amortized cost, including capitalized borrowing costs. When the asset start operations, the construction performance obligation is concluded, and the assets are split into financial assets and intangible assets.

Until December 31, 2017 the distribution infrastructure under construction was classified as an intangible in accordance with the scope of IFRIC 12 and measured at amortized cost.

The transmission activity

In accordance with IFRS 15 – Revenue from contracts with customers, the transmission the concession infrastructure assets were classified as contract assets as from January 1, 2018, considering the performance obligation during the period of the concession, represented by the construction, operation, maintenance and availability of the transmission lines.

The abovementioned assets are as follows:

•

Remaining balance to be received through RAP: The remaining balance of the indemnity for transmission, due to acceptance of the terms of Law 12,783/13, of R$ 492, at December 31, 2018 (R$ 544 at December 31, 2017, classified as financial assets) was incorporated into the Assets Remuneration Base and is being recovered through the Annual Permitted Revenue (RAP).

Transmission – Assets remunerated by tariff: For new assets related to improvements and upgrades of facilities constructed by transmission concession holders, the regulator (ANEEL) calculates an additional portion of Permitted Annual Revenue (RAP) from the date that the new facilities enter commercial operation. In the periods between tariff reviews, the revenues associated with the improvements and upgrades of facilities are provisional. They are then ultimately determined in the review immediately subsequent to the start of commercial operation of the facilities; this review then has effect starting on the date when commercial operations begin. At December, 31, 2018 the receivable amounts to R$ 637 (R$ 548 on December, 31, 2017, classified as financial assets).

The infrastructure during the construction phase, grants to the operator a right to receive consideration due to performance obligations represented by the construction, operation and maintenance of the transmission lines, and not only to the passage of time, being revenue and costs related to construction of these assets recognized as costs incurred.

Thus, the consideration for construction and upgrade services carried out on the concession assets as from January 1, 2018, is now recorded as a contract assets, since consideration for those services is conditional on the satisfaction of another performance obligation.

17. INVESTMENTS

	Control	2018	2017
Hidrelétrica Cachoeirão	Jointly-controlled	49	58
Hidrelétrica Pipoca	Jointly-controlled	31	26
Retiro Baixo	Jointly-controlled	171	158
Aliança Norte (Belo Monte plant)	Jointly-controlled	664	577
Madeira Energia (Santo Antônio plant)	Affiliated	270	535
FIP Melbourne (Santo Antônio plant)	Affiliated	470	582
Baguari Energia	Jointly-controlled	162	148
Renova	Jointly-controlled	—	282
Aliança Geração	Jointly-controlled	1,217	1,242
Central Eólica Praias de Parajuru	Subsidiary	—	60
Central Eólica Volta do Rio	Subsidiary	—	68
Central Eólica Praias de Morgado	Jointly-controlled	—	51
Amazônia Energia (Belo Monte Plant)	Jointly-controlled	1,013	867
Light (1)	Subsidiary	—	1,534
Guanhães Energia (1)	Subsidiary	—	25
Axxiom Soluções Tecnológicas (1)	Subsidiary	—	12
Usina Hidrelétrica Itaocara S.A. (1)	Subsidiary	—	4
Lightger (1)	Subsidiary	—	41
Taesa	Jointly-controlled	1,143	1,101
Ativas Data Center	Affiliated	16	17
RME (2)	Subsidiary	—	383
UFV Janaúba Geração de Energia Elétrica Distribuída (3)	Affiliated	9	—
Companhia de Transmissão Centroeste de Minas	Jointly-controlled	20	21

Total of investments		5,235	7,792

(1)

Until December 31, 2017 Light was a jointly-controlled entity as described in Note 17.1. On November 30, 2018 Company obtained control of Light, and subsequently, in accordance with IFRS 5, reclassified the investment in Light, Axxion, Lightger, Guanhães and Itaocara as Non-current assets held for sale.

(2)

On November 30, 2018 the Company acquired all RME’s shares, and therefore as from that date on it consolidates that company in its financial statements. RME’s sole asset is its holdings in the share capital of Light. Hence, the Comapay no longer presents the investment that it previously held at RME in its consolidated statement, presenting only the interest in Light.

(3)

Special-purpose Company (SPC) constituted by Efficientia and GD Energia (holding company of the Mori Group) to develop a 5MW photovoltaic generation plant in Janaúba, Minas Gerais, to be leased to customers of Cemig Distribuição that qualify under Aneel Resolution 482/2012.

The Company’s investees that are not consolidated are jointly-controlled entities, with the exception of the interests in the Santo Antônio power plant, and Ativas Data Center.

a) Right to exploitation of the regulated activity

In the process of allocate the purchase price for of the acquisition of the jointly-controlled subsidiaries and affilites, a valuation was made for the intangible assets relating to the right to operate the infraestructure. This asset is presented together with the acquisition cost of the investments in the previous table. These assets will be amortized over the remaining period of the concessions on a straight-line basis.

Changes in these assets are as follows:

Investees	2015	Addition	Amortization	Written off	2016	Amortization	Written off	2017	Addition	Amortization	Written off	2018
Taesa	415	—	(18)	(109)	288	(13)	(86)	189	—	(9)	—	180
Light	231	—	(22)	—	209	(23)	—	186	—	(22)	(164)	—
Lepsa	—	50	(1)	—	49	(6)	(43)	—	—	—	—	—
RME	—	49	(1)	—	48	(5)	—	43	20	(5)	(58)	—

Total	646	99	(42)	(109)	594	(47)	(129)	418	20	(36)	(222)	180

b) This table shows the changes in investments in subsidiaries, jointly-controlled entities and affiliates:

Investee	2017	Gain (loss) by equity method (Income statement)	Remeasurement of previously held equity interest in subsidiaries acquired (step- acquisition)	Dividends	Additions / acquisitions	Disposals	Reclassification to held for sale	Others	2018
Companhia de Transmissão Centroeste de Minas	21	5	—	(6)	—	—	—	—	20
Light (1)	1,534	19	(231)	(8)	—	—	(1,255)	(59)	—
RME (1)/(5)	383	3	(52)	(1)	104	—	(326)	(111)	—
Axxiom Soluções Tecnológicas (1)	12	(7)	—	—	—	—	(4)	(1)	—
Lightger (1)	41	3	84	(2)	—	—	(126)	—	—
Guanhães Energia (1)	25	30	—	—	57	—	(112)	—	—
Usina Hidrelétrica Itaocara S.A. (1)	4	(4)	—	—	5	—	(5)	—	—
Hidrelétrica Pipoca	26	7	—	(2)	—	—	—	—	31
Madeira Energia (Santo Antônio plant) (2) (4)	535	(163)	—	—	25	—	—	(127)	270
FIP Melbourne (Santo Antônio plant) (4)	582	(139)	—	—	27	—	—	—	470
Hidrelétrica Cachoeirão	58	10	—	(19)	—	—	—	—	49
Baguari Energia	148	28	—	(15)	—	—	—	1	162
Central Eólica Praias de Parajuru (3)	60	(6)	21	—	74	(3)	—	(146)	—
Central Eólica Volta do Rio (3)	68	(16)	59	—	92	(22)	—	(181)	—
Central Eólica Praias de Morgado (3)	51	(15)	—	—	—	(12)	—	(24)	—
Amazônia Energia (Belo Monte Plant)	867	80	—	—	69	—	—	(3)	1,013
Aliança Norte (Belo Monte plant)	577	44	—	—	43	—	—	—	664
Ativas Data Center	17	(1)	—	—	—	—	—	—	16
Taesa (1)	1,101	225	—	(208)	—	—	—	25	1,143
Renova	282	(282)	—	—	—	—	—	—	—
Aliança Geração	1,242	65	—	(90)	—	—	—	—	1,217
Retiro Baixo	158	10	—	(3)	6	—	—	—	171
UFV Janaúba Geração de Energia Elétrica Distribuída		0	—	—	9	—	—	—	9
Total of investments	7,792	(104)	(119)	(354)	511	(37)	(1,828)	(626)	5,235

(1)

The movement in the Others column arises from the first-time adoption of the new accounting standards on January 1, 2018, recognized by the investees directly in equity without inclusion in the statement of income. For more details, please see Note 2.5. The column Reclassification to held for sale includes the effect of the reclassification of the investment in Light, Axxion, Lightger, Guanhães and Itaocara to Non-current assets held for sale, in accordance with IFRS 5.

(2)

Due to the result of analysis of impairment indication, due to the recurring losses incurred by Madeira, a provision was recognized for loss of part of the residual added value of the investment in Madeira, to limit its balance to the minimum value of the excess of future economic benefits arising from use of the net fixed asset on December, 31, 2018, using the nominal WACC of 9.59% as the discount rate. The provision is presented in the statement of income for the year ended December, 31, 2018 as Impairment loss on Investments.

(3)

Movements arising from the business combination between the Company and Energimp. The rights to exploitation of the regulated activity are classified in the consolidated statement of financial position under Intangible. Details of the transaction are in the topic Parajuru, Volta do Rio and Morgado in this note.

(4)

In October 2018 the subsidiary Cemig GT subscribed capital increases in Mesa and FIP Melbourne, of R$ 25 and R$ 27, respectively. These funds were entirely applied in capital contributions to Santo Antônio Energia S.A. (‘Saesa’ or ‘Santo Antônio Hydroelectric Plant’).

(5)	As mentioned in note 38, on April 24, 2019 the merger of the subsidiaries Lepsa and RME into the Company was completed.

	2016	Gain (loss) by equity method (Income statement)	Gain (loss) by equity method (Other comprehensive income)	Dividends	Additions / acquisitions	Disposals	Others	2017
Companhia Transleste de Transmissão	22	5	—	(7)	—	(20)	—	—
Companhia Transudeste de Transmissão	21	3	—	(12)	—	(12)	—	—
Companhia Transirapé de Transmissão	24	4	—	(6)	—	(22)	—	—
Companhia de Transmissão Centroeste de Minas	21	5	—	(5)	—	—	—	21
Light (1)	1,070	35	(3)	—	—	—	432	1,534
Axxiom Soluções Tecnológicas	19	(7)	—	—	—	—	—	12
Lepsa (1)	344	—	(2)	—	—	—	(342)	—
RME	339	7	(2)	—	38	—	1	383
Hidrelétrica Cachoeirão	50	10	—	(3)	—	—	1	58
Guanhães Energia (2)	—	(13)	—	—	97	—	(59)	25
Hidrelétrica Pipoca	32	2	—	(8)	—	—	—	26
Madeira Energia (Santo Antônio plant)	644	(109)	—	—	—	—	—	535
FIP Melbourne (Santo Antônio plant)	677	(95)	—	—	—	—	—	582
Lightger	42	2	—	(3)	—	—	—	41
Baguari Energia	162	17	—	(30)	—	—	(1)	148
Central Eólica Praias de Parajuru	63	(1)	—	—	—	—	(2)	60
Central Eólica Volta do Rio	81	(12)	—	—	—	—	(1)	68
Central Eólica Praias de Morgado	60	(8)	—	—	—	—	(1)	51
Amazônia Energia (Belo Monte Plant)	781	1	—	—	85	—	—	867
Ativas Data Center	18	(2)	—	—	—	—	1	17
Taesa (3)	1,583	216	—	(183)	—	(515)	—	1,101
Renova	689	(390)	(34)	—	18	—	(1)	282
Usina Hidrelétrica Itaocara S.A.	3	(2)	—	—	3	—	—	4
Aliança Geração	1,319	72	—	(149)	—	—	—	1,242
Aliança Norte (Belo Monte plant)	527	(2)	—	—	51	—	1	577
Retiro Baixo	162	10	—	(14)	—	—	—	158

Total of investments	8,753	(252)	(41)	(420)	292	(569)	29	7,792

Guanhães Energia – Uncovered liabilities of jointly-controlled entity (2)	(59)	—	—	—	—	—	59	—

Total	8,694	(252)	(41)	(420)	292	(569)	88	7,792

(1)

On November 30, 2017 the Company acquired all Lepsa’s shares, and therefore as from that date on it consolidates that company in its financial statements. Lepsa’s sole asset is its holdings in the share capital of Light. Hence, the Company no longer presents the investment that it previously held at Lepsa in its consolidated statement, presenting only the interest in Light.

(2)	Uncovered liability reversed through injection of capital.
(3)

On November 2017 the Company sold part of its equity interest in the jointly-controlled entity Taesa. The Company sold 34 million Units of Taesa at the price of R$ 21.10 per Unit. With the sale, the Company’s holding in the share capital of Taesa was reduced from 31.54% to 21.68%. The shares that were sold are not part of the controlling shareholding block of Taesa, and as a result Cemig continues to be in the controlling block of Taesa.

	2015	Equity method gain (Statement of income)	Gain (loss) by equity method (Other comprehensive income)	Dividends	Additions / acquisitions	Disposals	Merger	Other	2016
Companhia Transleste de Transmissão	18	6	—	(2)	—	—	—	—	22
Companhia Transudeste de Transmissão	18	4	—	(1)	—	—	—	—	21
Companhia Transirapé de Transmissão	19	5	—	—	—	—	—	—	24
Transchile	108	2	(23)	—	—	(87)	—	—	—
Companhia de Transmissão Centroeste de Minas	18	5	—	(2)	—	—	—	—	21
Light	1,188	(121)	3	—	—	—	—	—	1,070
Axxiom Soluções Tecnológicas	24	(5)	—	—	—	—	—	—	19
Lepsa	—	(18)	1	(57)	252	—	166	—	344
RME	—	(20)	—	(58)	247	—	169	1	339
Hidrelétrica Cachoeirão	42	10	—	(2)	—	—	—	—	50
Guanhães Energia (1)	19	(103)	—	—	25	—	—	59	—
Hidrelétrica Pipoca	27	5	—	—	—	—	—	—	32
Madeira Energia (Santo Antônio Plant through Madeira Energia)	676	(71)	—	—	39	—	—	—	644
FIP Melbourne (Santo Antônio Plant through Madeira Energia)	703	(63)	—	—	40	—	—	(3)	677
LightGer	37	5	—	—	—	—	—	—	42
Baguari Energia	187	41	—	(14)	—	—	—	(52)	162
Central Eólica Praias de Parajuru	63	—	—	—	—	—	—	—	63
Central Eólica Volta do Rio	85	(4)	—	—	—	—	—	—	81
Central Eólica Praias de Morgado	62	(2)	—	—	—	—	—	—	60
Amazônia Energia (Belo Monte Plant through Norte Energia)	495	(6)	—	—	292	—	—	—	781
Ativas Data Center (2)	—	(31)	—	—	99	—	—	(50)	18
Parati	358	(24)	1	—	—	—	(335)	—
Taesa	2,242	342	—	(382)	—	(619)	—	—	1,583
Renova (3)	1,527	(372)	19	—	278	—	—	(763)	689
Usina Hidrelétrica Itaocara S.A.	—	—	—	—	3	—	—	—	3
Aliança Geração	1,327	104	—	(112)	—	—	—	—	1,319
Aliança Norte (Belo Monte Plant through Norte Energia)	354	(7)	—	—	180	—	—	—	527
Retiro Baixo	148	16	—	(2)	—	—	—	—	162

Total of investments	9,745	(302)	1	(632)	1,455	(706)	—	(808)	8,753

Ativas Data Center – Uncovered liabilities of jointly-controlled entity	(28)	—	—	—	—	—	—	28	—
Guanhães Energia – Uncovered liabilities of jointly-controlled entity	—	—	—	—	—	—	—	(59)	(59)

Total	9,717	(302)	1	(632)	1,455	(706)	—	(839)	8,694

1)	Transfer to uncovered liabilities.
2)	The amount of R$ 50 refers to the dilution of shareholding interest arising from subscription of share capital by a new shareholder.
3)	The amount of R$ 763 refers to the impairment of intangible concession assets resulting from the financial difficulties of Renova.

Changes in dividends receivable are as follows:

	2018	2017
Initial balance	77	11
Investees’ dividends proposed	354	420
Amounts received	(311)	(354)

Final balance	120	77

c)	Information from the subsidiaries, jointly-controlled entities and affiliates:

Company	Number of shares	2018			2017			2016
		Cemig interest %	Share capital	Equity	Cemig interest %	Share capital	Equity	Cemig interest %	Share capital	Equity
Cemig Geração e Transmissão	2,896,785,358	100.00	2,600	4,980	100.00	1,838	4,794	100.00	1,838	4,583
Madeira Energia (Usina Santo Antônio)	12,034,025,147	15.51	10,620	4,657	18.13	9,547	5,327	18.13	10,152	6,419
Hidrelétrica Cachoeirão	35,000,000	49.00	35	100	49.00	35	118	49.00	35	103
Guanhães Energia	396,401,600	49.00	396	228	49.00	331	51	49.00	186	-
Hidrelétrica Pipoca	41,360,000	49.00	41	63	49.00	41	53	49.00	41	65
Baguari Energia (1)	26,157,300,278	69.39	187	234	69.39	187	214	69.39	187	248
Central Eólica Praias de Parajuru (4)	71,834,843	100.00	72	80	49.00	71	89	49.00	71	89
Central Eólica Volta do Rio (4)	138,867,440	100.00	139	84	49.00	117	116	49.00	117	137
Central Eólica Praias de Morgado (4)	—	—	—	—	49.00	53	54	49.00	53	65
Lightger	79,078,937	49.00	79	86	49.00	79	83	49.00	79	85
Aliança Norte (Usina Belo Monte)	41,437,698,407	49.00	1,206	1,247	49.00	1,119	1,066	49.00	1,014	1,077
Amazônia Energia (Usina Belo Monte) (1)	1,322,427,723	74.50	1,322	1,359	74.50	1,230	1,163	74.50	1,116	1,048
Aliança Geração	1,291,582	45.00	1,291	1,858	45.00	1,291	1,858	45.00	1,291	1,973
Retiro Baixo	222,850,000	49.90	223	278	49.90	223	258	49.90	223	264
Renova (1)	41,719,724	36.23	2,919	-76	36.23	2,919	780	34.15	2,856	1,956
Usina Hidrelétrica Itaocara S.A.	22,165,114	49.00	22	10	49.00	11	8	49.00	6	6
Cemig Ger.Três Marias S.A.	1,291,423,369	100.00	1,291	1,396	100.00	1,291	1,392	100.00	1,291	1,410
Cemig Ger.Salto Grande S.A.	405,267,607	100.00	405	440	100.00	405	440	100.00	405	444
Cemig Ger. Itutinga S.A.	151,309,332	100.00	151	179	100.00	151	171	100.00	151	170
Cemig Geração Camargos S.A.	113,499,102	100.00	113	132	100.00	113	130	100.00	113	127
Cemig Geração Sul S.A.	148,146,505	100.00	148	176	100.00	148	168	100.00	148	167
Cemig Geração Leste S.A.	100,568,929	100.00	101	121	100.00	101	116	100.00	101	116
Cemig Geração Oeste S.A.	60,595,484	100.00	61	70	100.00	61	69	100.00	61	70
Rosal Energia S.A. (3)	46,944,467	100.00	47	125	—	—	—	—	—	—
Sá Carvalho S.A. (3)	361,200,000	100.00	37	94	—	—	—	—	—	—
Horizontes Energia S.A. (3)	39,257,563	100.00	39	55	—	—	—	—	—	—
Cemig PCH S.A. (3)	45,952,000	100.00	46	93	—	—	—	—	—	—
Usina Termelétrica do Barreiro S.A. (3)	16,902,000	100.00	17	18	—	—	—	—	—	—
Empresa de Serviços de Comercialização de Energia Elétrica S.A. (3)	486,000	100.00	—	27	—	—	—	—	—	—
Cemig Comercializadora de Energia Incentivada S.A. (3)	1,000,000	100.00	1	3	—	—	—	—	—	—
Cemig Trading S.A. (3)	1,000,000	100.00	1	28	—	—	—	—	—	—
Cemig Distribuição	2,359,113,452	100.00	2,772	4,642	100.00	2,772	3,737	100.00	2,362	2,5
Rosal Energia (3)	—	—	—	—	100.00	47	107	100.00	47	141
Sá Carvalho (3)	—	—	—	—	100.00	37	103	100.00	37	106
Horizontes Energia (3)	—	—	—	—	100.00	39	53	100.00	39	52
Cemig PCH (3)	—	—	—	—	100.00	36	97	100.00	36	92
UTE Barreiro (3)	—	—	—	—	100.00	17	18	100.00	31	39
Empresa de Comercialização de Energia Elétrica (3)	—	—	—	—	100.00	—	18	100.00	—	20
Cemig Comercializadora de Energia Incentivada (3)	—	—	—	—	100.00	1	2	100.00	1	2
Cemig Trading (3)	—	—	—	—	100.00	1	29	100.00	1	29
Light	203,934,060	26.06	2,226	3,389	26.06	2,226	3,462	26.06	2,226	3,354
TAESA	1,033,496,721	21.68	3,042	4,572	21.68	3,042	4,347	31.54	3,042	4,308
Cemig Telecom (2)	—	—	—	—	100.00	292	247	100.00	242	192
Ativas Data Center	456,540,718	19.60	182	84	—	—	—	—	—	—
Gasmig	409,255,483	99.57	665	1,001	99.57	665	1,224	99.57	665	1,426
Cemig Geração Distribuída (5)	174,281	100.00	0	3	100.00	0	5	100.00	—	4
LEPSA	1,379,839,905	100.00	406	447	100.00	406	456	66.62	438	443
RME	1,365,421,406	100.00	403	423	75.00	403	453	66.27	434	440
Efficientia	15,121,845	100.00	15	18	100.00	6	7	100.00	6	5
Companhia de Transmissão Centroeste de Minas	28,000,000	51.00	28	39	51.00	28	40	51.00	28	42
Companhia Transleste de Transmissão	49,569,000	—	—	—	—	—	—	25.00	50	81
Companhia Transudeste de Transmissão	30,000,000	—	—	—	—	—	—	24.00	30	85
Companhia Transirapé de Transmissão	22,340,490	—	—	—	—	—	—	24.50	22	98
Axxiom Soluções Tecnológicas	46,600,000	49.00	47	17	49.00	47	24	49.00	47	39

(1)	Jointly-control under a Shareholders’ Agreement.
(2)	On March 31, 2018 Cemig Telecom was merged into the Company.
(3)

On November 30, 2018 ownership of the Company’s wholly-owned subsidiaries Rosal Energia, Sá Carvalho, Horizontes Energia, Cemig PCH, UTE Barreiro, Empresa de Comercialização de Energia Elétrica, Cemig Comercializadora de Energia Incentivada and Cemig Trading was transferred to the wholly-owned subsidiary Cemig GT.

(4)

Movements arising from the business combination between the Company and Energimp. The rights to exploitation of the regulated activity are classified in the consolidated statement of financial position under Intangible. Details of the transaction are in the topic Parajuru, Volta do Rio and Morgado in this note.

(5)	Previously named “Usina Térmica Ipatinga S.A” until December, 2017.

The main balances for the affiliated and jointly-controlled entities, at December 31, 2018, 2017 and 2016, are as follows:

2018	Centroeste	Ativas Data Center	Taesa	Hidrelétrica Cachoeirão	Hidrelétrica Pipoca	Retiro Baixo	Aliança Norte
Assets
Current	19	17	1,679	23	12	47	—
Cash and cash equivalents	—	1	19	18	4	36	—
Non-current	36	106	6,750	85	95	354	1,247

Total assets	55	123	8,429	108	107	401	1,247
Liabilities
Current	6	23	606	7	11	32	—
Loans and financings – Current	3	9	8	—	7	14	—
Non-current	10	16	3,252	—	33	91	—
Loans and financings – Non-Current	10	13	402	—	33	82	—
Equity	39	84	4,572	100	63	278	1,247

Total liabilities	55	123	8,430	107	107	401	1,247
Statement of income
Net sales revenue	14	70	1,245	50	29	71	—
Cost of sales	(1)	(72)	(185)	(29)	(12)	(29)	—
Depreciation and amortization	—	—	—	(3)	(3)	(10)	—
Gross profit (loss)	13	(2)	1,060	21	17	42	—
General and administrative expenses	—	(16)	(138)	—	—	(4)	(3)
Finance income	1	—	53	1	—	2	1
Finance expenses	(3)	(3)	(275)	—	(4)	(11)	(1)
Operational profit (loss)	11	(21)	700	22	13	29	(3)
Share of (loss) profit, net, of subsidiaries and joint ventures	—	—	481	—	—	—	97
Income and Social Contribution taxes	(1)	—	(110)	(2)	(1)	(3)	—

Net income (loss) for the year	10	(21)	1,071	20	12	26	94

Comprehensive income (loss) for the year
Net income (loss) for the year	10	(21)	1,071	20	12	26	94

Comprehensive income (loss) for the year	10	(21)	1,071	20	12	26	94

2018	Amazônia Energia	Madeira Energia	Baguari Energia	Renova	Aliança Geração
Assets
Current	—	618	44	295	712
Cash and cash equivalents	—	69	8	—	344
Non-current	1,360	22,453	201	1,229	2,277

Total assets	1,360	23,071	245	1,524	2,989
Liabilities
Current	1	1,281	7	442	534
Loans and financings – Current	—	53	—	342	149
Non-current	—	17,134	5	1,158	597
Loans and financings – Non-Current	—	10,220	—	—	140
Equity	1,359	4,656	233	(76)	1,858

Total liabilities	1,360	23,071	245	1,524	2,989
Statement of income
Net sales revenue	—	3,005	74	—	907
Cost of sales	—	(2,689)	(31)	(4)	(555)
Depreciation and amortization	—	—	(9)	(4)	(125)
Gross profit (loss)	—	316	43	(4)	352
General and administrative expenses	(1)	(195)	—	(93)	(31)
Finance income	2	128	3	1	30
Finance expenses	(2)	(1,881)	(1)	(84)	(67)
Operational profit (loss)	(1)	(1,632)	45	(180)	284

Share of (loss) profit, net, of subsidiaries and joint ventures	105	—	—	(676)	10
Income and Social Contribution taxes	(1)	(112)	(4)	—	(96)

Net income (loss) for the year	103	(1,744)	41	(856)	198

Comprehensive income (loss) for the year
Net income (loss) for the year	103	(1,744)	41	(856)	198

Comprehensive income (loss) for the year	103	(1,744)	41	(856)	198

2017 (1)	Centroeste	RME	Light	Taesa	Axxiom	Aliança Norte	Itaocara	Lightger	Amazônia Energia	Aliança Geração
Assets
Current	56	2	4,250	1,970	46	1	5	51	—	622
Cash and cash equivalents	17	1	342	2	3	—	5	1	—	468
Non-current	1	451	11,181	6,608	11	1,065	11	142	1,163	2,398

Total assets	57	453	15,431	8,578	57	1,066	16	193	1,163	3,020

Liabilities
Current	4	—	5,575	736	29	—	1	31	—	448
Suppliers	—	—	2,023	48	1	—	1	20	—	44
Loans and financings – Current	3	—	1,373	—	5	—	—	—	—	84
Non-current	13	—	6,394	3,495	4	—	7	79	—	714
Equity	40	453	3,462	4,347	24	1,066	8	83	1,163	1,858

Total liabilities	57	453	15,431	8,578	57	1,066	16	193	1,163	3,020

Statement of income
Net sales revenue	15	—	11,315	1,104	43	—	—	42	—	920
Cost of sales	(4)	—	—	(209)	(55)	—	(4)	(28)	—	(554)
Depreciation and amortization	(1)	—	—	(1)	(2)	—	—	(11)	—	(127)

Gross profit (loss)	11	—	11,315	895	(12)	—	(4)	14	—	366
General and administrative expenses	—	(1)	(9,941)	(124)	(7)	(1)	—	(2)	(1)	(11)
Finance income	2	16	136	368	1	—	—	4	2	30
Finance expenses	(2)	—	(1,212)	(434)	(1)	—	—	(9)	—	(65)

Operational profit (loss)	11	15	298	705	(19)	(1)	(4)	7	1	320
Income and Social Contribution taxes	(1)	—	(174)	(58)	6	—	—	(3)	—	(104)

Net income (loss) for the year	10	15	124	647	(13)	(1)	(4)	4	1	216

Comprehensive income (loss) for the year
Net income (loss) for the year	10	15	124	647	(13)	(1)	(4)	4	1	216

Comprehensive income (loss) for the year	10	15	124	647	(13)	(1)	(4)	4	1	216

(1)

The ‘Transmineiras’ companies (Companhia Transleste de Transmissão S.A.; Companhia Transudeste de Transmissão S.A. and Companhia Transirapé de Transmissão S.A.) were removed from the table for 2017, due to their sale in November 2017. LEPSA is not presented in the 2017 table due to the fact that it has been under the Company’s control since November 2017.

2017	Hidrelétrica Cachoeirão	Baguari Energia	Guanhães Energia	Madeira Energia	Hidrelétrica Pipoca	Retiro Baixo	Renova	Central Eólica de Parajuru	Central Eólica de Morgado	Central Eólica Volta do Rio
Assets
Current	51	29	11	557	15	23	32	41	11	16
Cash and cash equivalents	46	5	7	55	6	14	—	35	7	5
Non-current	87	209	42	23,594	95	366	1,679	121	136	233

Total assets	138	238	53	24,151	110	389	1,711	162	147	249

Liabilities
Current	10	18	2	2,031	18	27	395	26	90	126
Suppliers	1	10	—	203	6	3	25	1	2	1
Non-current	10	6	—	16,793	39	104	536	47	3	7
Equity	118	214	51	5,327	53	258	780	89	54	116

Total liabilities	138	238	53	24,151	110	389	1,711	162	147	249

Statement of income
Net sales revenue	39	64	—	2,971	29	67	—	21	14	22
Cost of sales	(17)	(37)	(1)	(1,859)	(18)	(34)	(5)	(16)	(17)	(28)
Depreciation and amortization	(4)	(9)	—	—	(3)	(10)	(5)	(10)	(10)	(17)
Gross profit (loss)	22	27	(1)	1,112	11	33	(5)	5	(3)	(6)
General and administrative expenses	—	—	—	(817)	(1)	—	—	(2)	(1)	(3)
Provision for loss	—	—	(22)	—	—	—	—	—	—	—
Financial income	4	6	1	115	2	3	4	3	2	3
Finance expenses	(2)	—	(3)	(1,551)	(5)	(11)	(1,260)	(6)	(8)	(12)
Operational profit (loss)	24	33	(25)	(1,141)	7	25	(1,261)	—	(10)	(18)
Income and Social Contribution taxes	(3)	(11)	—	49	(2)	(3)	121	—	(1)	(3)

Net income (loss) for the year	21	22	(25)	(1,092)	5	22	(1,140)	—	(11)	(21)

Comprehensive income (loss) for the year
Net income (loss) for the year	21	22	(25)	(1,092)	5	22	(1,140)	—	(11)	(21)

Comprehensive income (loss) for the year	21	22	(25)	(1,092)	5	22	(1,140)	—	(11)	(21)

2016	Parati	Transleste	Transirapé	Centroeste	Transudeste	Lepsa	RME	Light	Taesa	Axxiom	Aliança Norte
Assets
Current	12	50	41	61	32	6	3	3,612	1,955	66	2
Cash and cash equivalents	8	3	2	20	4	—	—	668	102	9	2
Non-current	1,327	123	122	1	78	437	437	10,718	6,456	13	1,075

Total assets	1,339	173	163	62	110	443	440	14,330	8,411	79	1,077

	—	—	—	—	—	—	—	—	—	—	—
Liabilities	—	—	—	—	—	—	—	—	—	—	—
Current	—	28	33	5	22	—	—	4,871	1,074	32	—
Suppliers	—	—	—	—	—	—	—	1,342	37	1	—
Loans and financings	—	18	19	3	19	—	—	15,568	9	10	—
Non-current	—	63	32	15	3	—	—	6,105	3,029	8	—
Equity	1,339	82	98	42	85	443	440	3,354	4,308	39	1,077

Total liabilities	1,339	173	163	62	110	443	440	14,330	8,411	79	1,077

	—	—	—	—	—	—	—	—	—	—	—
Statement of income	—	—	—	—	—	—	—	—	—	—	—
Net sales revenue	—	34	45	13	22	—	—	9,645	1,391	57	—
Cost of sales	—	(2)	(19)	(2)	(1)	—	—	(8,042)	(149)	(64)	—
Depreciation and amortization	—	—	—	(1)	—	—	—	(452)	(1)	(2)	—

Gross profit (loss)	—	32	26	11	21	—	—	1,603	1,242	(7)	—
General and administrative expenses	(6)	—	(1)	—	(1)	(1)	(1)	(753)	(107)	(8)	(2)
Finance income	4	2	1	4	1	—	1	148	58	1	—
Finance expenses	(60)	(11)	(5)	(3)	(4)	(41)	(41)	(1,281)	(223)	—	(7)

Operational profit (loss)	(62)	23	21	12	17	(42)	(41)	(283)	970	(14)	(9)
Income tax and the Social Contribution tax	—	(2)	(2)	(1)	(1)	—	—	(30)	(108)	5	—

Net income (loss) for the year	(62)	21	19	11	16	(42)	(41)	(313)	862	(9)	(9)

Comprehensive income (loss) effects	1	—	—	—	—	—	—	3	—	—	—

Comprehensive income (loss) for the year	(61)	21	19	11	16	(42)	(41)	(310)	862	(9)	(9)

2016	Hidrelétrica Cachoeirão	Baguari Energia	Guanhães Energia	Madeira Energia	Hidrelétrica Pipoca	Retiro Baixo	Renova	Central Eólica de Parajuru	Central Eólica de Morgado	Central Eólica Volta do Rio	Lightger	Amazônia Energia	Aliança Geração
Assets
Current	43	45	16	1,520	20	30	136	38	24	37	35	—	388
Cash and cash equivalents	40	11	1	58	17	19	36	18	17	27	32	—	147
Non-current	86	220	65	23,557	98	377	5,765	128	142	245	152	1,048	2,512

Total assets	129	265	81	25,077	118	407	5,901	166	166	282	187	1,048	2,900

	—	—	—	—	—	—	—	—	—	—	—	—	—
Liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Current	9	12	191	3,131	8	25	3,347	19	27	37	16	—	592
Suppliers	2	6	—	662	—	1	547	1	1	1	6	—	101
Non-current	17	5	11	15,527	45	118	598	58	74	108	86	—	335
Equity	103	248	(121)	6,419	65	264	1,956	89	65	137	85	1,048	1,973

Total liabilities	129	265	81	25,077	118	407	5,901	166	166	282	187	1,048	2,900

	—	—	—	—	—	—	—	—	—	—	—	—	—
Statement of income	—	—	—	—	—	—	—	—	—	—	—	—	—
Net sales revenue	34	65	—	2,803	25	62	484	27	22	29	36	—	804
Cost of sales	(10)	(12)	—	(1,845)	(6)	(29)	(454)	(17)	(17)	(27)	(17)	—	(314)
Depreciation and amortization	(3)	(9)	—	(673)	(3)	(9)	(93)	(10)	(10)	(17)	(11)	—	(125)

Gross profit (loss)	24	53	—	958	19	33	30	10	5	2	19	—	490
General and administrative expenses	—	(1)	—	(146)	(2)	—	(41)	(1)	(1)	(2)	(1)	(1)	(58)
Impairment of PP&E	—	—	—	—	—	—	(281)	—	—	—	—	—	—
Adjustment for losses on investment	—	—	—	—	—	—	(455)	—	—	—	—	—	—
Finance income	4	15	—	146	2	2	16	3	3	5	3	—	46
Finance expenses	(3)	(1)	(208)	(1,552)	(6)	(15)	(424)	(7)	(10)	(15)	(10)	(8)	(58)

Operational profit (loss)	25	66	(208)	(594)	13	20	(1,155)	5	(3)	(10)	11	(9)	420
Income tax and the Social Contribution tax	(2)	(7)	—	(23)	(2)	(3)	54	(2)	1	3	(3)	—	(127)

Net income (loss) for the year	23	59	(208)	(617)	11	17	(1,101)	3	(2)	(7)	8	(9)	293

Comprehensive income (loss) effects	—	—	—	—	—	—	99	—	—	—	—	—	—

Comprehensive income (loss) for the year	23	59	(208)	(617)	11	17	(1,002)	3	(2)	(7)	8	(9)	293

Madeira Energia S.A. (‘MESA’) and FIP Melbourne

On December 31, 2018 the investee MESA reported a loss of R$1,743 (R$1,091 on 2017 and R$ 617) and current liabilities in excess of current assets by R$663 (R$ 1,474 on 2017). To balance the situation of negative working capital, in addition to its long-term sale contracts that ensure regularity in its operational cash flow; MESA concluded in December 2018, the reprofiling of its debt with BNDES, adjusting the flow of payments of the debt to its cash generation capacity. The values for the guarantee provided by the Company in relation to these debts are given in Note 27. Additionally, to ensure its liquidity, MESA also rely on financial support from its shareholders, under an equity support agreement signed for this purpose. Under this agreement the Company is required, in accordance with a limit defined by its shareholding interest, to fund any cash shortfalls that occur, or any frustrations of sources of funds specified in the project.

The FID (Availability Factor)

On April 10, 2018 the Federal Supreme Court re-established the requirement for application of the Availability Factor (FID) in relation to the generating units of the Santo Antônio Hydroelectric Plant not dispatched by the National System Operator (ONS). Obeying this decision, the CCEE agreed to accept payment of the FID in installments, for a total of approximately R$738, recorded as liabilities under Suppliers, that has being paid in 36 equal installments, from September 2018, with the addition of inflation adjustment and interest.

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

The arbitration judgment recognized the right of Cemig GT and SAAG in full, and ordered the annulment of the acts being impugned. As a consequence of this decision, MESA reversed the impairment, and posted a provision for receivables in the amount of R$ 679 in its financial statements as of December 31, 2017.

To resolve the question of the liability of the CCSA consortium to reimburse the costs of re-establishment of the collateral and use of the contractual limiting factor, the affiliated company opened arbitration proceedings with the International Chamber of Commerce (ICC) against CCSA, which are in progress. This process is confidential under the Arbitration Regulations of the ICC.

Renova Energia S.A. (‘Renova’)

Going concern

On December 31, 2018 the jointly controlled investee Renova reported a consolidated loss of R$ 856 (R$ 1,139 on 2017 and R$1,101 on 2016), accumulated losses of R$ 3,051 (R$ 2,195 on 2017), current liabilities in excess of current assets by R$ 458 (R$ 1,607 on 2017), an equity deficit of R$ 76, negative gross margin and needs to obtain capital to comply with its commitments, including those for construction of wind and solar power plants..

These events or conditions indicate the existence of relevant uncertainty that may raise significant doubt about its ability to continue as a going concern as of December 31, 2018.

In this scenario, the investee and its shareholders, including the Company, approved a corporate and financing restructuring plan with the aim of rebalancing its liquidity and cash flow structure, resolving the capital structure and honoring its commitments, including the approval of a binding proposal from AES Tietê Energia S.A. for purchase of the investee’s wind farms and renegotiation of debt with financial creditors. Management of the Company and the investee believe that, with the success of the measures approved, it will be possible to recover economic, financial and liquidity balance to continue the investee’s business in the future.

However, in view of the investee’s equity deficit, the Company has reduced the carrying value of its equity interests at Renova to zero and no further losses have been recognized, considering the non-existence of any legal or constructive obligations to the investee.

The continuity of Renova as a going concern depends on the success of the implementation of these measures, continuity of the flow of dividends from its investees, and obtaining of the necessary funding, from its shareholders and/or from outside parties.

Amazônia Energia S.A. and Aliança Norte Energia S.A.

Amazônia Energia and Aliança Norte are shareholders of Norte Energia S.A. (‘NESA’), which holds the concession to operate the Belo Monte Hydroelectric Plant. Through the jointly-controlled entities referred to above, Cemig GT owns an indirect equity interest in NESA of 11.69%.

NESA has expended significant funds for costs of organization, development and pre-operating costs, resulting in negative net working capital of R$ 2,762 as of December 31, 2018 (R$2,651 as of December 31, 2017). The completion of the construction of the Belo Monte plant, and consequent generation of revenues, in turn, depend on the capacity of the investee to continue to comply with the planned construction schedule, as well as obtaining the necessary financial resources, either from its shareholders and / or from third parties.

On April 7, 2015, NESA was awarded a preliminary injunction ordering the regulator to ‘abstain, until hearing of the application for an injunction made in the original case, from applying to Appellant any penalties or sanctions in relation to the Belo Monte Hydroelectric Plant not starting operations on the date established in the original timetable for the project, including those specified in an the regulator (Aneel) Normative Resolution 595/2013 and in the Concession Contract for the Belo Monte Hydroelectric Plant’. The legal advisers of NESA have classified the probability of loss as ‘possible’ and estimated the potential loss on December 31, 2018 to approximately R$ 1,643 (R$286 on December 31, 2017).

Companhia de Transmissão Centroeste de Minas

On December 20, 2018 Cemig stated to Eletrobras its intention of exercise its right of first refusal for acquisition of the equity interest held by Eletrobras in Companhia de Transmissão Centroeste de Minas S.A. (‘Centroeste’) which was the subject of Lot P in Eletrobras Auction 01/2018, held on September 27, 2018.

On January 15, 2019 Cemig became aware of the ratification by Eletrobras of the object of Eletrobras Auction 01/2018, referring to the exercise of first refusal, by the Company, in acquisition of the shareholding interest in Centroeste, conclusion of which will take place in 2019.

17.1 – Business combination

Light S.A. (‘Light’)

Acquisition of additional equity interest in RME, and control of Light.

Until November 27, 2018, the Company held, through the holding companies, RME (jointly controlled entity at that time) and Lepsa, an aggregate direct and indirect equity interest of 48.9% in Light. On that same date, RME sold 2.13% of its equity interest in Light, for R$ 65, and, as a result, a loss of R$ 7 was recognized in the RME’s statement of income.

On November 30, 2018, BB-Banco de Investimento S.A., BV Financeira S.A. – Crédito, Financiamento e Investimento and Banco Santander (Brasil) S.A. exercised their put option to sell to the Company the remaining interests in the shares of RME, equivalent to 25% interest, for R$ 659. Of the total amount paid, R$104 represented the fair value of the shares of RME acquired, and R$556 corresponded to the loss already recognized by the Company upon valuation of the put, as disclosed in Note 32.

As a result of the above, the Company holds 100% of the share of RME.

Acquisition of control of Light

Due to the exercise of the put option on the RME’s shares, by the other shareholders of RME, the Shareholders’ Agreement related to the jointly control of the investee Light lost effect, and the Company directly and indirectly holds an aggregated 49.99% of Light’s voting shares. As a result the Company currently controls Light, in accordance with the provisions of IFRS 10 – Consolidated financial statements.

In addition, upon obtaining control of Light, the investments Lightger, Axxiom, Guanhães Energia and Itaocara in which the Company exercised joint control with Light, became controlled subsidiaries of the Company.

As specified in IFRS 3 – Business combinations, the Company remeasured the interest previously held in the investments at fair value, and any difference between the fair value and the carrying value of the previously held interest was recognized in the statement of income for the year, as follows:

	Light	Lightger	Total
Fair value at November 30, 2018	3,198	257	3,455
Equity interest held by the Company before the acquisition of control	47.25%	49.00%
Company’s original interest, valued at fair value on the acquisition date	1,511	126	1,637
Original book value	(1,794)	(42)	(1,836)

Gain (loss) on remeasurement of previously held equity interest in subsidiaries acquired	(283)	84	(199)

The fair value of the net assets acquired, and the remeasurement of the previous held interest in the subsidiaries is as follows:

	Light	Lightger	Total
Total consideration paid (1)	104	—	104
Previously held interest, valued at fair value on the acquisition date	1,511	257	1,768

Total	1,615	257	1,872

Intangible – Right to exploitation of the regulated activity	475	127	602
Fair value of other assets and liabilities identified	1,140	130	1,270

Total	1,615	257	1,872

(1)	The interest in LightGer was acquired indirectly and did not involve a payment of consideration.

The above, related to the right to exploitation of the regulated activity and the fair value of other assets and liabilities identified are presented in the operating segments of generation and distribution. No material effects were identified between the fair value and the book value of the assets and liabilities of Axxiom, Guanhães and Itaocara.

As described in Note 33, on November 30, 2018, the Company classified its investment in Light, Lightger, Axxiom, Guanhães Energia and Itaocara as Assets held for sale and discontinued operations.

Parajuru, Volta do Rio and Morgado

On May 17, 2018, Company signed a ‘Private Transaction Agreement’ with Energimp S.A. (‘Energimp’), in relation to investments held by both, the Company and Energimp in Central Eólica Praias de Parajuru S.A. (‘Parajuru’), Central Eólica Volta do Rio S.A. (‘Volta do Rio’) and Central Eólica Praia de Morgado S.A. (‘Morgado’), and settlement of the debt owed by Energimp to the Company.

Energimp debt arose due to a contractual penalty for the delay in the start of the operations of the three wind farms, in which the Company acquired a 49% interest in 2009. As a result of this delay, an adjustment was made to the original purchase price for an amount of R$37.

On December 20, 2018, the Company acquired 51% equity interest held by Energimp in Parajuru and Volta do Rio, which became wholly-owned subsidiaries, in exchange for its 49% interest in Morgado.

Consideration paid for the 51% interest in Parajuru and Volta do Rio was as follows:

Amount owed by Energimp due to the adjustment of the original acquisition price of the investees	37
Inflation adjustment of the adjustment to the acquisition price (Note 30).	77
Indemnities	2
Adjustments under the negotiation for elimination of crossover holdings of the assets (1)	(12)

Total amount owed to the Company by Energimp as a result of the arbitration process.	104
49% equity interest held by the Company in Morgado (2).	39
Cash consideration (3).	24

Consideration paid for a 51% interest in Parajuru and Volta do Rio	167

(1)

Amounts have been adjusted in accordance with the terms of the agreement. On December 20, 2018, a valuation was made to determine the fair value of the net assets acquired, resulting in an adjustment for the difference between the fair value of the net assets and the value used as a reference.

(2)	The fair value of Morgado was calculated by independent appraisal using of the discounted cash flow valuation model.
(3)

Cash payment to Energimp for the reimbursement of amounts paid in excess of the final settled amount comprised of: R$ 5 already been paid in 2018, R$ 16 that will be paid in 2019, and R$ 3 that were deposited in an escrow account as guarantee against future contingencies.

Prior to the transaction above, the Company owned a joint controlled interest of 49% in the share capital of Parajuru and Volta do Rio. As such these investment were accounted for under the equity method.

Upon obtaining control, the Company remeasured the previously held interest in these investments at fair value, and the difference between the fair value and the carrying value was recognized in the statement of income for the year, as follows:

	Parajuru	Volta do Rio	Total
Fair value on the transaction date	146	181	327
Previously held interest before the acquisition of control	49%	49%

Previously held interest at fair value on the acquisition date	71	89	160
Carrying value as of acquisition date	50	30	80

Gain on remeasurement of previously held equity interest in subsidiaries acquired	21	59	80

The allocation of the fair value of the interest acquired, and the remeasurement of the previous equity interest in the subsidiaries are as follows:

	Parajuru	Volta do Rio	Total
Total consideration paid for 51% interest in Parajuru and Volta do Rio.	75	92	167
Previously held interest, of 49%, at fair value on the acquisition date	71	89	160

Total	146	181	327

Intangible – Right to exploitation of the regulated activity (1)	66	96	162
Fair value of other assets and liabilities identified	80	85	165

Total	146	181	327

(1)	Intangible corresponding to the right of authorization to generate wind power granted to the investees, identifiable and with defined useful life.

The above effects are presented in the operating segment of generation.

17.2 - Risks related to compliance with law and regulations

Jointly controlled investees:

Norte Energia S.A. (‘NESA’) - through Amazônia Energia and Aliança Norte

Investigations and other legal measures are in progress since 2015, conducted by the Federal Public Attorneys’ Office, which involve other shareholders of NESA and certain executives of those other shareholders. In this context, the Federal Public Attorneys have started investigations on irregularities involving contractors and suppliers of NESA and of its other shareholders, which are still in progress. At present, it is not possible to determine the outcome of these investigations, and their possible consequences. These might at some time in the future affect the investee. In addition, based on the results of the independent internal investigation conducted by NESA and its other shareholders, an infrastructure write-down of the R$ 183 was already recorded at NESA, and reflected in the Company’s consolidated financial statements through the equity pick effect in 2015.

On March 9, 2018 Operação Fortuna started, as a 49th phase of ‘Operation Lava Jato’ (‘Operation Carwash’). According to what has been disclosed by the media this operation investigates payment of bribes by the construction consortium of the Belo Monte power plant, comprising the companies Camargo Corrêa, Andrade Gutierrez, Odebrecht, OAS e J. Malucelli. Management of NESA believes that so far there are no new facts that have been disclosed by the 49th phase of ‘Operation Carwash’ that require additional procedures and internal independent investigation in addition to those already carried out.

Madeira Energia S.A. (‘MESA’)

Investigations and other legal measures are in progress since 2015, conducted by the Federal Public Attorneys’ Office, which involve other indirect shareholders of MESA and certain executives of those other indirect shareholders. In this context, the Federal Public Attorneys have started investigations searching for irregularities involving contractors and suppliers of MESA and of its other shareholders. In response to allegations of possible illegal activities, the investee and its other shareholders started an independent internal investigation.

The independent internal investigation, concluded in February 2019, in the absence of any future developments such as any leniency agreements by third parties that may come to be signed or collaboration undertakings that may be signed by third parties with the Brazilian authorities, found no objective evidence enabling it to be affirmed that there were any supposed undue payments by MESA (SAESA) that should be considered for possible accounting write-off, passthrough or increase of costs to compensate undue advantages and/or linking of MESA with the acts of its suppliers, in the terms of the witness accusations and/or cooperation statements that have been made public.

Renova Energia S.A. (‘Renova’)

Since 2017 Renova is part of a formal investigation by the Civil Police of Minas Gerais State related to certain capital injections made by some of its controlling shareholders, including Cemig GT and capital injections made by Renova in certain projects under development in previous years. As a consequence, the Board of Directors of Renova requested an internal independent investigation, which is being conducted by a third party investigator. A separate independent internal monitoring committee was also set up to accompany the internal investigation, jointly with the Audit Committee.

On April 11, 2019, the Brazilian Federal Police commenced the “Operation E o Vento Levou” as part of the Lava Jato Investigation, and executed a search and seizure warrant issued by a Federal Court of São Paulo at Renova’s head office in São Paulo, based on allegations and indications of misappropriation of funds harmful to the interests of Cemig. Based on the allegations being investigated, these events are alleged to have taken place before 2015.

The internal investigation is in progress and, although deficiencies in internal controls were noted in relation to the documentation of certain payments and the archiving of support documentation for services provided by third parties, no evidence supporting the allegations has been uncovered so far. Additional procedures are still required to complete the last phase of the investigation. As a result, no adjustments were recorded on the financial statements of jointly controlled Renova nor on the Company’s consolidated financial statements for the year ended December 31, 2018.

Other investigations

In addition to the cases above, there are investigations being conducted by the Public Attorneys’ Office of the State of Minas Gerais (‘MPMG’) and by the Civil Police of the State of Minas Gerais (‘PCMG’), which aim to investigate possible irregularities in the investments made by Cemig GT at Guanhães Energia and also at MESA. These proceedings are being investigated through the analysis of documents demanded by the respective authorities, and by hearing of witnesses.

Internal procedures for risks related to compliance with law and regulations

Taking into account the investigations that are being conducted at the Company, at Cemig GT and at certain investees, as described above, the governance bodies of the Company have authorized contracting a specialized company to analyze the internal procedures related to these investments. This independent investigation is subject to oversight of an independent committee whose creation was approved by our Board of Directors on October 5, 2018. (Comitê Especial de Investigação) (the “Independent Committee”).

On April 11, 2019, agents of the Brazilian Federal Police presented themselves at Company’s head office in Belo Horizonte to execute a search and seizure warrant issued by a Federal Court of São Paulo in connection with the operation named ‘Operação e o Vento Levou’ as previously described.

The first phase of Company’s internal investigation was completed and the report was delivered on May 14, 2019, and considering the current status and preliminary results of the internal investigations, no effect was recorded in the consolidated financial statements as of December 31, 2018.

The Company will evaluate any changes in the future scenario and eventual impacts that could affect the Financial Statements, when applicable. The Company will collaborate with the relevant authorities and their analysis related to the investigations in progress.

18. PROPERTY, PLANT AND EQUIPMENT

	2018			2017
	Historical cost	Accumulated depreciation	Net value	Historical cost	Accumulated depreciation	Net value
In service
Land	231	(16)	215	225	(14)	211
Reservoirs, dams and watercourses	3,282	(2,132)	1,150	3,285	(2,051)	1,234
Buildings, works and improvements	1,114	(800)	314	1,117	(786)	331
Machinery and equipment	2,773	(1,919)	854	2,936	(2,062)	874
Vehicles	32	(27)	5	29	(26)	3
Furniture and utensils	16	(12)	4	16	(13)	3

	7,448	(4,906)	2,542	7,608	(4,952)	2,656

In progress	120	—	120	106	—	106

Net property, plant and equipment	7,568	(4,906)	2,662	7,714	(4,952)	2,762

Changes in PP&E are as follows:

	2017	Additions	Disposals	Depreciation	Transfer to Held for sale	Adjustment for business combination	Transfers / capitalizations	2018
In service
Land	211	—	—	(2)	—	—	6	215
Reservoirs, dams and watercourses	1,234	—	(2)	(82)	—	—	—	1,150
Buildings, works and improvements	331	—	—	(19)	—	—	2	314
Machinery and equipment	874	—	(9)	(70)	(256)	296	19	854
Vehicles	3	—		(2)	—	—	4	5
Furniture and utensils	3	—	—	—	—	—	1	4

	2,656	—	(11)	(175)	(256)	296	32	2,542

In progress	106	77	(22)				(41)	120

Net property, plant and equipment	2,762	77	(33)	(175)	(256)	296	(9)	2,662

	2016	Additions	Jaguara, Miranda and Volta Grande Plants (1)	Disposals	Depreciation	Transfers / capitalizations	2017
In service
Land	279	—	(61)	(1)	(6)	—	211
Reservoirs, dams and watercourses	1,761	—	(441)	(4)	(85)	3	1,234
Buildings, works and improvements	418	—	(69)	—	(20)	2	331
Machinery and equipment	1,172	—	(305)	(5)	(93)	105	874
Vehicles	4	—	—	—	(1)	—	3
Furniture and utensils	3	—	—	—	—	—	3

	3,637	—	(876)	(10)	(205)	110	2,656
In progress	138	83		(17)	—	(98)	106

Net property, plant and equipment	3,775	83	(876)	(27)	(205)	12	2,762

	2015	Additions	Disposals	Depreciation	Transfers / capitalizations	2016
In service
Land	279	—	—	—	—	279
Reservoirs, dams and watercourses	1,830	—	—	(99)	30	1,761
Buildings, works and improvements	437	—	(1)	(23)	5	418
Machinery and equipment	1,192	—	(42)	(110)	132	1,172
Vehicles	8	—	—	(2)	(2)	4
Furniture and utensils	4	—	—	—	(1)	3

	3,750	—	(43)	(234)	164	3,637
In progress	190	120	(13)	—	(159)	138

Net property, plant and equipment	3,940	120	(56)	(234)	5	3,775

The average annual depreciation rate for the year 2018 is 3.72% (3.14% in 2017 and 3.51% in 2016). Depreciation rates, which take into consideration the expected useful life of the assets, are revised annually by Management.

Generation	(%)	Administration	(%)
Reservoirs, dams and watercourses	2	Software	20
Buildings – Machine room	2	Vehicles	14.29
Buildings – Other	3.33	IT equipment in general	16.67
Generator	3.33	General equipment	6.25
Water turbine	2.5	Buildings – Other	3.33
Pressure tunnel	3.13
Command station, panel and cubicle	3.57
Town planning and improvements	3.33

The Company has not identified any evidence of impairment of its Property, plant and equipment assets. The generation concession contracts provide that at the end of each concession the grantor must determine the amount to be indemnified to Cemig GT for the residual value of the infrastructure assets. Management believes that the amounts ultimately received will be higher than the historical residual value.

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

19. INTANGIBLE ASSETS

The composition of the balance at December 31, 2018 and 2017 is as follow:

	2018			2017
	Historical cost	Accumulated amortization	Residual value	Historical cost	Accumulated amortization	Residual value
In service
Useful life defined
Temporary easements	11	(3)	8	12	(2)	10
Onerous concession	19	(12)	7	19	(11)	8
Assets of concession	18,674	(7,994)	10,680	17,837	(7,402)	10,435
Others	85	(66)	19	82	(65)	17

	18,789	(8,075)	10,714	17,950	(7,480)	10,470
In progress	63		63	686	—	686

Net intangible assets	18,852	(8,075)	10,777	18,636	(7,480)	11,156

(1)

The rights of authorization to generate wind power granted to the investees, which are considered in the financial statements of Cemig GT as investments, are classified in the consolidated statement of financial position of Cemig GT and of the Company under Intangible assets.

Changes in Intangible assets are as follow:

	2017	Assets arising from business combination (2)	Additions	Disposals	Effects of first- time adoption of IFRS 15 (1)	Amortization	Transfer to Held for sale	Transfers	2018
In service
Useful life defined
Temporary easements	10	—	—	—	—	(1)	—	—	9
Onerous concession	8	—	—	—	—	(1)	—	—	7
Assets of concession	10,435	162	—	(23)	—	(668)	—	774	10,680
Others	17	4	1	—	—	(5)	(7)	8	18

	10,470	166	1	(23)	—	(675)	(7)	782	10,714
In progress	686	—	33	(4)	(621)	—	—	(31)	63

Net intangible assets	11,156	166	34	(27)	(621)	(675)	(7)	751	10,777

(1)	Amount transferred to Concession contract assets on January 1, 2018, as a result of the first-time adoption of IFRS 15, as described in Note 16.
(2)

The added value of the wind generation concessions, in the amount of R$162, acquired in a business combination, as per Note 17.2, refers to the rights of authorization of commercial operation, which are considered the consolidated statement of financial position as intangible assets.

	2016	Additions	Disposals	Amortization	Transfer (1)	2017
In service
Useful life defined
Temporary easements	10	—	—	—	—	10
Onerous concession	9	—	—	(1)	—	8
Assets of concession	9,248	—	(11)	(638)	1,836	10,435
Others	18	—	—	(7)	6	17

	9,285	—	(11)	(646)	1,842	10,470
In progress	1,535	1,105	(8)	—	(1,946)	686

Net intangible assets	10,820	1,105	(19)	(646)	(104)	11,156

(1)	Balances transferred to financial assets.

	2015	Additions	Special obligations – write-down (1)	Disposals	Amortization	Transfers (2)	2016
In service
Useful life defined
Temporary easements	10	—	—	—	—	—	10
Onerous concession	9	—	—	—	—	—	9
Assets of concession	8,967	6	98	(32)	(595)	804	9,248
Others	14	—	—	—	(4)	8	18

	9,000	6	98	(32)	(599)	812	9,285
In progress	1,275	1,157	—	(8)	—	(889)	1,535

Net intangible assets	10,275	1,163	98	(40)	(599)	(77)	10,820

(1)

The write-down of a Special Obligation arises from signature of a Debt Recognition Contract by Eletrobras, in the amount of R$ 98, for restitution of amounts calculated in the final settlement of Financing and Subsidy Contracts for the Luz Para Todos (‘Light for All’) program, with funds from the CDE account, and return of funds related to the Global Reversion Reserve (RGR).

(2)	Balances transferred to financial assets.

Concession assets

Due to adoption of IFRS 15, as from January 1, 2018 the energy and gas distribution concession infrastructure assets that still under construction began to be recognized initially as contract assets. For further details, see Note 16.

The intangible asset easements, onerous concessions, assets of concession, and others, are amortized by the straight-line method taking into account the consumption pattern of these rights.

The amount of additions in 2018 includes R$4 (R$71 in 2017 and R$ 142 in 2016) of capitalized borrowing costs, as presented in Note 22.

The annual average amortization rate is 4.12%. The main amortization rates, which take into account the useful life that management expects for the asset, and reflect the expected pattern of their consumption, are as follows:

Energy	(%)	Administration	(%)
System cable – below 69 KV	6.67	Software	20
System cable – below 69 KV	3.57	Vehicles	14.29
Structure – Posts	3.57	General equipment	6.25
Overhead distribution transformer	4	Buildings	3.33
Circuit breaker – up to 69 kV	3.03
Capacitor bank – up to 69 kV	6.67
Voltage regulator – up to 69 kV	4.35

Gas	(%)	Administration	(%)
Tubing	3.33	Software	20
Buildings, works and improvements	4	Vehicles	20
Improvements in leased properties	10	Data processing equipment	20
Machinery and equipment	5 a 20	Furniture	10

Under the regulations of the energy segment, property, plant and equipment used in the distribution concession are linked to these services, and cannot be withdrawn, disposed of, assigned or provided in guarantee without the prior express authorization of the Regulator.

20. SUPPLIERS

	2018	2017
Energy on spot market – CCEE	139	468
Charges for use of energy network	122	153
Energy purchased for resale	775	871
Itaipu Binacional	268	240
Gas purchased for resale	124	187
Materials and services	373	424

	1,801	2,343

21. TAXES PAYABLE, AMOUNTS TO BE RESTITUTED TO CUSTOMERS, INCOME TAX AND SOCIAL CONTRIBUTION

a) Taxes payable and amounts to be restituted to customers

	2018	2017
Current
ICMS (I)	168	497
COFINS	146	126
PASEP	32	27
INSS	23	20
Outros	41	35

	410	705

Non-current
COFINS	25	24
PASEP	4	4

	29	28

	439	733

Amounts to be restituted to customers
Non-current
PASEP/COFINS (II)	1,124	1,087

	1,124	1,087

(I)	ICMS (value added) tax

In 2017, the subsidiary Cemig D accepted the Minas Gerais State tax amnesty plan (PRCT) for settlement the ICMS tax on the CDE subsidy from the period of January 2013 to October 2016, and also the ICMS tax arising from classification of residential condominiums in the commercial customer category, from 2013 to 2015. The amount included in the PRCT for Cemig D, R$ 557 (net of the 90% reduction in interest and penalty), was paid in 6 (six) installments, updated at 50% of the Selic rate and the last payment was done on April 2, 2018.

(II)

The non-current obligations for Pasep and Cofins taxes include amounts relating to the Court challenge of the constitutionality of inclusion of ICMS tax within the basis on which these contributions are calculated. The subsidiaries Cemig D and Cemig GT obtain interim relief from the Court allowing them not to make the payment and authorizing payment of the deposits into court (starting in 2008), and maintained this procedure until August 2011. After that date, while continuing to challenge the basis of the calculation in court, it opted to pay the taxes monthly.

In October 2017, the Federal Supreme Court (STF) published its Joint Judgment on the Extraordinary Appeal, in the form that creates overall precedent, in favor of the argument of the two subsidiaries. Based on the opinion of its legal advisers, the subsidiaries write off the liabilities for these contributions, and Cemig D recorded a liability for the reimbursement of these amounts to its customers. At the end of 2018 this liability was R$ 1,124 (R$ 1,087 in 2017), which is equivalent to the updated value of the escrow deposits amounting R$ 1,149 (R$ 1,110 in 2017), net of the Pasep and Cofins taxes applicable to the amounts of the inflation-adjustment updating, which was R$ 25 (R$ 23 in 2017). This liability has been constituted since Cemig D passes through to its customers the tax effects which are incident upon energy bills, maintaining what is referred to as ‘tariff neutrality’. The restitution to customers will depend upon the court escrow deposit being lifted and decision by the regulator (Aneel) on the mechanisms to be adopted. There were no effects on the statement of income resulting from this matter.

b) Income tax and social contribution

	2018	2017
Current
Income tax	83	88
Social contribution	29	27

	112	115

22. LOANS, FINANCING AND DEBENTURES

Financing source	Principal maturity	Annual financial cost %	Currency	2018			2017
				Current	Non-current	Total	Total
FOREIGN CURRENCY
Banco do Brasil: Various Bonds (1) (4)	2024	Diversas	US$	2	24	26	24
Eurobonds (2)	2024	9.25%	US$	44	5,812	5,856	3,333
KfW (2)	2019	1.78%	EURO	0		0	4
(-)Transaction costs					(21)	(21)	(15)
(±) Interest paid in advance (3)					(34)	(34)	(48)

Debt in foreign currency				46	5,781	5,827	3,298
BRAZILIAN CURRENCY
Banco do Brasil S.A. (2)	2018	140.00% do CDI	R$	—	—	—	742
Banco do Brasil S.A.(4)	2022	146.50% do CDI	R$	37	466	503	500
Caixa Econômica Federal (4)	2018	119.00% do CDI	R$				8
Caixa Econômica Federal (4)	2022	146.50% do CDI	R$	44	583	627	627
Caixa Econômica Federal (5)	2021	TJLP + 2.50%	R$		56	56	—
Caixa Econômica Federal (6)	2022	TJLP + 2.50%	R$		108	108	—
Eletrobrás (4)	2023	UFIR + 6.00% a 8.00%	R$	13	20	33	50
Large customers (4)	2024	IGP-DI + 6.00%	R$	2	3	5	4
FINEP (2)	2018	TJLP+5.00% e TJLP+8.00%	R$	—	—	—	2
—Banco da Amazônia S.A. (2)	2018	CDI + 1.90%	R$	—	—	—	122
Sonda (7)	2021	110.00% do CDI	R$	—	46	46	42
Promissory Notes – 9th Issue - Single series (4)	2019	151.00% do CDI	R$	426		426	—
(-) FIC Pampulha - Marketable securities of subsidiary companies (9)				(25)	—	(25)	—
(-)Transaction costs				(2)	(11)	(13)	(26)
Debt in Brazilian currency				495	1,271	1,766	2,071

Total of loans and financings				541	7,052	7,593	5,369

Debentures – 3th Issue – 2nd Serie (2)	2019	IPCA + 6.00%	R$	156	—	156	301
Debentures - 3th Issue – 3rd Serie (2)	2022	IPCA + 6.20%	R$	53	996	1,049	1,011
Debentures - 5th ª Issue – Single serie (2)	2018	CDI + 1.70%	R$	—	—	—	703
Debentures - 6th Issue – 1st Serie (2)	2018	CDI + 1.60%	R$	—	—	—	508
Debentures - 6th Issue – 2nd Serie (2)	2020	IPCA + 8.07%	R$	17	16	33	32
Debentures - 7th Issue – Single Serie (2)	2021	140.00% do CDI	R$	342	681	1,023	1,683
Debentures - 3th Issue – 1st Serie (4)	2018	CDI + 0.69%	R$	—	—	—	447
Debentures - 3th Issue – 2nd Serie (4)	2021	IPCA + 4.70%	R$	569	1,027	1,596	1,537
Debentures - 3th Issue – 3rd Serie (4)	2025	IPCA + 5.10%	R$	41	916	957	921
Debentures - 4th Issue – Single Serie (4)	2018	CDI + 4.05%	R$	—	—	—	20
Debentures - 5th Issue - Single Serie (4)	2022	146.50% do CDI	R$	112	1,468	1,580	1,576
Debentures - 6th Issue - Single Serie (4)	2020	CDI + 1.75%	R$	276	275	551	—
Debentures (8)	2018	CDI + 1.60%	R$	—	—	—	100
Debentures (8)	2018	CDI + 0.74%	R$	—	—	—	34
Debentures (8)	2022	TJLP+1.82% (69%) e Selic+1.82% (31%)	R$	33	92	125	155
Debentures (8)	2019	116.50% do CDI	R$	50		50	50
Debentures (8)	2023	CDI + 1.50%	R$	20	80	100	—
Debentures 2th Issue – Single Serie (7)	2019	128.50% do CDI	R$	—	—	—	26
(-)FIC Pampulha: Marketable securities of subsidiary companies (9)				—	—	—	(25)
(-) Transaction costs				(12)	(29)	(41)	(50)

Total, debentures				1,657	5,522	7,179	9,029

Total				2,198	12,574	14,772	14,398

(1)

Net balance of the Restructured Debt comprising bonds at par and discounted, with balance of R$ 175, less the amounts given as Deposits in guarantee, with balance of R$ 149. Interest rates vary – from 2 to 8% p.a.; six-month Libor plus spread of 0.81% to 0.88% p.a.

(2)	Cemig Geração e Transmissão;
(3)	Advance of funds to achieve the yield to maturity agreed in the Eurobonds contract.
(4)	Cemig Distribuição;
(5)	Central Eólica Praias de Parajuru, resulting from the business combination. For more details please see Note 17.
(6)	Central Eólica Volta do Rio – result from the business combination. For more details please see Note 17.
(7)	Arising from merger of Cemig Telecom.
(8)	Gasmig;
(9)	FIC Pampulha has financial investments in marketable securities issued by subsidiaries of the Company. For more information on this fund, see Note 31.

The debentures issued by the subsidiaries are non-convertible; there are no agreements for renegotiation, nor debentures held in treasury.

There are early maturity clauses for cross-default in the event of non-payment by Cemig GT or by the Company, of any pecuniary obligation with individual or aggregate value greater than R$ 50 million.

Funding raised

This table provides the totals of funds raised in 2018, 2017 and 2016:

Financing source 2018	Signature date	Principal maturity	Annual financial cost %	Amount
FOREIGN CURRENCY
Eurobonds (1)	July, 2018	2024	9.25%	1,946
(-) Transactions costs				(8)
(±)Interest paid in advance (2)				10

				1,948
BRAZILIAN CURRENCY
Promissory Notes – 9th Issue - Single Serie (3)	May, 2018	2019	151% do CDI	400
(-)Transactions costs				(4)
Debentures				—
Debentures (4)	August, 2018	2023	CDI + 1.50%	100
Debentures – 6th Issue – Single Serie (5)	December, 2018	2020	CDI + 1.75%	550
(-)Transactions costs				(4)

				1,042

Total raised				2,990

(1)

In July 2018, Cemig GT completed financial settlement of an additional tranche to its initial Eurobond issue completed on December 5, 2017. The new tranche, of US$ 500 million, which brought the total of the issuance to R$ 1.946 billion, has half-yearly coupon of 9.25% p.a., with maturity of the principal in 2024.

(2)	Advance of funds to achieve the yield to maturity agreed in the Eurobonds contract.
(3)	In May 2018 Cemig D made its 9th Promissory Note issue, with maturity at 18 months, annual remuneration of 151% of the CDI rate, and single bullet amortization on October 24, 2019.
(4)	In August 2018 Gasmig completed its 7th debenture issue, with maturity at 5 years, paying CDI + 1.50%, with annual amortization from August 2019.
(5)	In December 2018 the 6th Debenture Issue was placed, with maturity at 18 months, annual remuneration of CDI +1.75%, and monthly amortization in 12 payments from July 3, 2019.

Financing source 2017	Signature date	Principal maturity	Annual financing cost – %	Amount (*)
Foreign currency
Eurobonds	12/05/2017	2024	9.25%	3,252
(–) Transaction costs (*)				(16)
Interest paid in advance (*)				(48)
Brazilian currency
Debentures (1)	11/04/2013	2022	CDI + 0.74%	34
Debentures (2)	04/22/2017	2019	128.50% of CDI	26
Debentures – 5th Issue, single series (3)	12/14/2017	2022	146.50% of CDI	1,575
(–) Transaction costs (3)				(11)

Total raised				4,812

(*)	Includes taxes without cash effect, of R$ 10.
(1)	Subscription by BNDESPar of Gasmig’s 4th debentures Issue, in June 2017, to support the plan for investment in expansion of the gas distribution network.
(2)

CemigTelecom (merged into Company in 2018) completed its second issue of non-convertible debentures in May 2017 with real guarantees and additional surety, in a single series, to roll over debt and strengthen cash position.

(3)

On December 14, 2017 CemigTelecom made its 5th issue of non-convertible debentures, with maturity 4.5 years, annual remuneration of 146.50% of the CDI, to be amortized in 36 monthly installments due as from July 2019. Payment for subscription of the Debentures of the 5th issue was made with debentures of the 4th issue – thus there was no cash effect.

Financing source 2016	Principal maturity	Annual financial cost, %	Amount
Brazilian currency
Caixa Econômica Federal – Cemig D	2020	132.14% of CDI	674
Debentures (Cemig D)	2018	CDI + 4.05%	1,575
KfW (Cemig GT)	2018	1.78%	2
Promissory Notes – Cemig GT – 7th Issue	2017	128% of CDI	606
Debentures – 4th Issue, 7th Series (Gasmig)	2020	TJLP	24
Debentures: 7th Issue (CEMIG GT)	2021	140% of CDI	2,195
Banco do Brasil	2018	132.90% of CDI	580
Sonda (Cemig Telecom)	2021	110% of CDI	81

Total raised			5,737

In December 2017 and July 2018 two tranchs, of US$1 billion (R$ 3.2 billion) and US$ 500 million (R$ 1.9 billion), respectively, were raised in a Eurobond issue outside Brazil, with maturity of the principal in 2024. Also, in 2018 early repayment was made of R$ 1.5 billion in debt – which was borrowed at a cost of 140% of the CDI rate, with original maturity in 2021. These initiatives of 2017 and 2018 have balanced Company’s and Cemig GT’s cash flows, extended average debt maturities, and improved credit quality.

The Company measured the effects related to debt reprofiling in 2017 and did not identify a substantial difference between the terms of the original and refinanced debt. Therefore, in accordance with IAS 39 – Financial Instruments, no gain or loss was recognized in the Company’s consolidated net income for the year ended December 31, 2017.

Guarantees

The guarantees of the debt balance on loans and financing, on December 31, 2018, were as follows:

2018
Promissory notes and Sureties	9,590
Receivables	3,884
Shares	1,141
Unsecured	157

TOTAL	14,772

The composition of loans, financing and debentures, by currency and index, with the respective amortization, is as follows:

	2019	2020	2021	2022	2023	2024	2025	Total
Currency
US dollar	46	—	—	—	—	5,836	—	5,882

Total, currency denominated	46	—	—	—	—	5,836	—	5,882
Index
IPCA (1)	836	851	850	567	229	229	229	3,791
UFIR/RGR (2)	13	12	3	3	2	—	—	33
CDI (3)	1,292	1,009	1,145	1,454	20	—	—	4,920
URTJ/TJLP (4)	23	68	114	44	—	—	—	249
IGP-DI (5)	3	1	1	1	—	—	—	6

Total by index	2,167	1,941	2,113	2,069	251	229	229	8,999
(-)Transaction costs	(15)	(14)	(15)	(9)	0	(22)	0	(75)
(±)Interest paid in advance	—	—	—	—	—	(34)	—	(34)

Overall total	2,198	1,927	2,098	2,060	251	6,009	229	14,772

(1)	Expanded National Customer Price (IPCA) Index.
(2)	Fiscal Reference Unit (Ufir / RGR).
(3)	CDI: Interbank Rate for Certificates of Deposit.
(4)	Interest rate reference unit (URTJ) / Long-Term Interest Rate (TJLP)
(5)	IGP-DI (‘General – Domestic Availability’) Price Index.

The principal currencies and index used for monetary updating of loans and financings had the following variations:

Currency	Accumulated change in 2018, %	Accumulated change in 2017, %	Indexer	Accumulated change in 2018, %	Accumulated change in 2017, %
US dollar	17.13	1.50	IPCA	3.75	2.95
Euros	11.83	15.41	CDI	6.40	9.93
			TJLP	(0.29)	(6.67)

The changes in loans, financing and debentures are as follows:

Consolidated
Balance at December 31, 2015	15,167
Loans and financing obtained	5,878
(-) Transaction costs	(141)
Financing obtained, net	5,737
Monetary and exchange rate variation	231
Financial charges provisioned	2,002
Amortization of transaction cost	68
Financial charges paid	(2,369)
Amortization of financing	(5,592)
Subtotal	15,244
(–) FIC Pampulha: Marketable securities of subsidiary companies	(65)

Balance at December 31, 2016	15,179

Loans and financing obtained	3,363
(–) Transaction costs (1)	(16)
(–) Interest paid in advance (1)	(48)

Financing obtained, net	3,299

Transaction costs (2)	(11)

Monetary variation	109
Exchange rate variation	59
Financial charges provisioned	1,537
Amortization of transaction cost	67
Financial charges paid	(1,749)
Amortization of financing	(4,131)

Subtotal	14,359
FIC Pampulha: Marketable securities of subsidiary companies	39

Balance at December 31, 2017	14,398

Liabilities arising from business combination (3)	163

Initial balance for consolidation purposes	14,561
Loans and financing obtained	2,996
(–) Transaction costs	(16)
(–) Interest paid in advance	10

Financing obtained, net	2,990
Monetary variation	134
Exchange rate variation	582
Financial charges provisioned	1,287
Amortization of transaction cost	33
Financial charges paid	(1,290)
Amortization of financing	(3,527)

Subtotal	14,770
FIC Pampulha: Marketable securities of subsidiary companies	2

Balance at December 31, 2018	14,772

(1)	Includes taxes with no cash effect, of R$10.
(2)	Transaction costs arising from the 5th issue of debentures by Cemig D, which was subscribed by transfer of the debentures of the 4th issue – thus there was no cash effect in the Company.
(3)	Refers to the balance of loans of the Volta do Rio and Praias de Parajuru wind farms, arising from the business combination.

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

The subsidiaries Cemig D and Gasmig transferred to intangible assets and to concession contract assets the costs of loans and financing linked to construction in progress, as follows:

	2018	2017	2016
Costs of loans and financing	1,287	1,604	2,070
Financing costs on intangible assets (1) (note 19)	(4)	(71)	(142)
Financing costs on concession contract assets (note 16)	(26)	—	—

Net effect in Profit or loss	1,257	1,533	1,928

(1)	The average capitalization rate p.a. in 2018 was 9.37% (14.28% in 2017 and 18.02% in 2016).

The amounts of the capitalized borrowing costs have been excluded from the statement of cash flows, in the additions to cash flow of investment activities, as they do not represent an outflow of cash for acquisition of the related asset.

Restrictive covenants

The Company has contracts with financial covenants as follows:

Title - Security	Covenant	Ratio required – Issuer	Ratio required Cemig (guarantor)	Ratio required – Parajuru and Volta do Rio	Compliance required
7th Debentures Issue Cemig GT (1)	Net debt / (Ebitda + Dividends received)	The following or less: 5.0 in 2018 4.5 in 2019 3.0 in 2020 2.5 in 2021	The following or less: 4.25 in 2018 3.5 in 2019 3.0 in 2020 2.5 in 2021	—	Half-yearly and annual
Eurobonds Cemig GT (3)	Net debt / Ebitda adjusted for the Covenant	The following or less: 5.5 on June, 30, 2018 5.0 on Dec. 31, 2018 5.0 on June, 30, 2019 4.5 on Dec. 31, 2019 4.5 on June, 30, 2020 3.0 on Dec. 31, 2020 3.0 on June, 30, 2021 2.5 on/after Dec. 31, 2021	The following or less: 5.0 on June, 30, 2018 4.25 on Dec. 31, 2018 4.25 on June, 30, 2019 3.5 on Dec. 31, 2019 3.5 on June, 30, 2020 3.0 on Dec. 31, 2020 3.0 on June, 30, 2021 3.0 on/after Dec. 31, 2021	—	Half-yearly and annual
Bank Credit Notes of Banco do Brasil and Caixa Econômica Federal; and 5th and 6th Debentures Issue and 9th Note Issue Cemig D (3)	Net debt / (Ebitda + Dividends received) Current liquidity

The following or less:

7.5 on June, 30. 2018

4.5 on Dec, 31. 2018

3.8 on June, 30. 2019

3.8 on Dec, 31. 2019

3.3 on June, 30. 2020

3.3 on Dec, 31. 2020

3.3 on June, 30. 2021

3.3 on/after Dec, 31. 2021

0.6x or more on/after June. 30. 2018

The following or less:

4.5 on June, 30, 2018

4.25 on December, 31, 2018

4.25 on June, 30, 2019

3.5 on December, 31, 2019

3.5 on June, 30, 2020

3.0 on December, 31, 2020

3.0 on June, 30, 2021

2.5 on/after December, 31, 2020

0.6x or more on/after June. 30. 2018

				— —	Half-yearly and annual
Debentures GASMIG (4)	Overall indebtedness (Total liabilities/Total assets)	Less than 0.6	—	—	Annual
	Ebitda / Debt servicing	1.3 or more	—	—	Annual
	Ebitda / Net finance income (expenses)	2.5 or more	—	—	Annual
	Net debt / Ebitda	2.5 or more	—	—	Annual

	Debt servicing coverage index	—	—	1.20 or more	Annual (during amortization)
Financiamento Caixa Econômica Federal	Equity / Total liabilities	—	—	20.61% or more (Parajuru) 20.63% or more (Volta do Rio)	Always
Parajuru e Volta do Rio (5)	Share capital subscribed in investee / Total investments made in the project financed	—	—	20.61% or more (Parajuru) 20.63% or more (Volta do Rio)	Always

(1)	7th Issue of Debentures by Cemig GT, as of December 31, 2016, of R$ 2,240.
(2)

In the event of a possible breach of the financial covenants, interest will automatically be increased by 2% p.a. during the period in which they remain exceeded. There is also an obligation to comply with a ‘maintenance’ covenants – that the consolidated debt, shall have a guarantee for debt of 1.75x Ebitda (2.0 as of December 31, 2017); and a ‘damage’ covenant, requiring real guarantee for debt at Cemig GT of 1.5x Ebitda.

(3)	The instruments described above have compliance requirements for their covenants with specific ratios up to their maturity dates, as shown in the detail table at the beginning of this Note.
(4)

If Gasmig does not achieve the required covenants, it must, within 120 days from the date of notice in writing from BNDES or BNDESPar, constitute guarantees acceptable the debenture holders by the total amount of the debt, subject to the rules of the National Monetary Council (CMN), unless the required ratios are restored within that period. Certain contractually specified situations can cause early maturity of other debts (cross-default).

(5)

The financing contracts with Caixa Econômica Federal for the Praias de Parajuru and Volta do Rio wind power plants have financial covenants with compliance relating to early maturity of the debt remaining balance. Compliance with the debt servicing coverage index is considered to be demandable only annually and during the period of amortization, which begins in July 2020.

As of December 31, 2018, Company is in compliance with all financial covenants.

The information on the derivative financial instruments (swaps) contracted to hedge the debt servicing of the Eurobonds (principal, in foreign currency, plus interest), and the Company’s exposure to interest rate risks, are disclosed in Note 32.

23. REGULATORY CHARGES

	2018	2017
Liabilities
Global Reversion Reserve (RGR)	29	37
Energy Development Account (CDE)	122	206
Regulator inspection fee – ANEEL	2	2
Energy Efficiency Program	258	224
Research and development (R&D)	225	233
Energy System Expansion Research	2	3
National Scientific and Technological Development Fund	5	5
Proinfa – Alternative Energy Program	7	7
Royalties for use of water resources	6	15
Emergency capacity charge	31	31
Others	6	—

	693	763

Current liabilities	514	513
Non-current liabilities	179	250

24. POST-EMPLOYMENT OBLIGATIONS

Forluz Pension plan (a Supplementary retirement pension plan)

Cemig and its subsidiaries are sponsors of Forluz – Forluminas Social Security Foundation, a non-profit legal entity whose object is to provide its associates and participants and their dependents with a finance income to complement retirement and pension, in accordance with the pension plan that they are subscribed in.

Forluz provides the following supplementary pension benefit plans available to its participants:

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

Actuarial obligations and recognition in the financial statements

On this Note the Company discloses its obligations and expenses incurred for purposes of the Retirement Plan, Health Plan, Dental Plan and the Life Insurance Plan in accordance with the terms of IAS 19—Employee Benefits, and the independent actuarial opinion issued as of December 31, 2018.

Debt with the pension fund (Forluz)

The Company has recognized an obligation for past actuarial deficits relating to the pension fund in the amount of R$652 on December 31, 2018 (R$721 on December 31, 2017). This amount has been recognized as an obligation payable by Cemig and its subsidiaries, and will be amortized until June of 2024, through monthly installments calculated by the system of constant installments (known as the ‘Price’ table), and adjusted by the IPCA (Expanded National Customer Price) inflation index (published by the Brazilian Geography and Statistics Institute – IBGE) plus 6% per year. The Company is required to pay this debt even if Forluz has a surplus, thus, the Company maintain recorded the debt in full, and record the effects of monetary updating and interest in finance income (expenses) in the Statement of income.

Agreement to cover the deficit on Forluz Pension Plan ‘A’

Forluz and the sponsors Cemig, Cemig GT and Cemig D have signed a Debt Assumption Instrument to cover the deficit of Plan A for the years of 2015 and 2016. On December 31, 2018 the total amount payable by Cemig and its subsidiaries as a result of the Plan A deficit is R$ 378 (R$283 on December, 31, 2017) with monthly amortizations up to June 2031.

On March 28, 2019, Cemig’s Board of Directors authorized the signature of a new Debt Assumption Instrument between Forluz and the sponsors Cemig, Cemig GT and Cemig D, in accordance with a plan for coverage of the deficit of Plan A related to 2017. The total amount to be paid by Cemig and its subsidiaries as a result of the 2017 Plan A deficit is R$178, through 167 monthly installments.

Remuneratory interest applicable to the outstanding balance is 6% p.a., plus the effect of the IPCA. If the plan reaches actuarial surplus before the full period of amortization of the debt, also Company will not be required to pay the remaining installments and the contract will be extinguished.

Actuarial information

2018	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Present value of obligations	11,073	2,344	48	427	13,892
Fair value of plan assets	(9,062)	—	—	—	(9,062)

Initial net liabilities	2,011	2,344	48	427	4,830
Adjustment to asset ceiling	159	—	—	—	159

Net liabilities in the statement of financial position	2,170	2,344	48	427	4,989

2017	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Present value of funded obligations	10,545	1,809	39	270	12,663
Fair value of plan assets	(8,546)	—	—	—	(8,546)

Initial net liabilities	1,999	1,809	39	270	4,117
Adjustment to asset ceiling	69	—	—	—	69

Net liabilities in the statement of financial position	2,068	1,809	39	270	4,186

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

The changes in the present value of the defined benefit obligation are as follows:

	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Defined-benefit obligation at December 31. 2015	8,049	1,323	30	554	9,956
Cost of current service	5	9	—	3	17
Interest on actuarial obligation	1,013	174	4	72	1,263
Actuarial losses (gains):
Due to changes in demographic assumptions	(1)	—	—	—	(1)
Due to changes in financial assumptions	1,253	391	9	175	1,828
Due to adjustments based on experience	231	(87)	(3)	21	162

	1,483	304	6	196	1,989
Benefits paid	(807)	(99)	(2)	(11)	(919)

Defined-benefit obligation at December 31. 2016	9,743	1,711	38	814	12,306
Cost of current service	5	11	—	3	19
Interest on actuarial obligation	980	178	3	85	1,246
Actuarial losses (gains):
Due to changes in demographic assumptions	191	—	—	—	191
Due to changes in financial assumptions	414	66	2	55	537
Due to adjustments based on experience	53	(44)	(2)	(60)	(53)

	658	22	—	(5)	675
Plan amendment – Past service	—	—	—	(619)	(619)
Benefits paid	(841)	(113)	(2)	(8)	(964)

Defined-benefit obligation at December 31. 2017	10,545	1,809	39	270	12,663

Cost of current service	3	10	—	2	15
Interest on actuarial obligation	959	173	4	25	1,161
Actuarial losses (gains):
Due to changes in demographic assumptions
Due to changes in financial assumptions	467	402	8	26	903
Due to adjustments based on experience	(20)	68	—	113	161

	447	470	8	139	1,064
Benefits paid	(881)	(118)	(3)	(9)	(1,011)

Defined-benefit obligation at December 31. 2018	11,073	2,344	48	427	13,892

On 2017, the Company changed its life insurance policy, resulting in reduction of the retirees’ capital insured by 20% at each 5-year interval, from aged 60, down to a minimum of 20%. These changes resulted in a reduction of R$ 619 in the post-employment obligations reported on December 31, 2017, with counterpart in the Statement of income in 2017.

Changes in the fair values of the plan assets are as follows:

Pension plans and retirement supplement plans
Fair value of plan assets at December 31, 2015	6,703
Return on investments	2,105
Contributions from employer	127
Benefits paid	(807)

Fair value of plan assets at December 31, 2016	8,128
Return on investments	1,100
Contributions from employer	159
Benefits paid	(841)

Fair value of plan assets at December 31, 2017	8,546

Return on investments	1,220
Contributions from employer	178
Benefits paid	(881)

Fair value of the plan assets at December 31, 2018	9,063

The amounts recognized in 2018, 2017 and 2016 statement of income are as follows:

2018	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Current service cost	4	10	0	1	15
Interest on the actuarial obligation	959	172	4	26	1,161
Expected return on the assets of the Plan	(771)	—	—	—	(771)

Expense (recovery of expense) in 2018 according to actuarial calculation	192	182	4	27	405

2017	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Current service cost	5	11	—	3	19
Interest on the actuarial obligation	980	178	3	85	1,246
Expected return on the assets of the Plan	(810)	—	—	—	(810)
Past service cost	—	—	—	(619)	(619)

Expense (recovery of expense) in 2017 according to actuarial calculation	175	189	3	(531)	(164)

2016	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Current service cost	5	9	—	3	17
Interest on the actuarial obligation	1,014	173	4	72	1,263
Expected return on the assets of the Plan	(833)	—	—	—	(833)

Total expense in 2016 according to actuarial calculation	186	182	4	75	447

Changes in net liabilities were as follows:

	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Net liabilities at December 31, 2015	1,346	1,323	30	554	3,253
Expense recognized in Statement of income	187	182	4	75	448
Contributions paid	(128)	(99)	(2)	(11)	(240)
Actuarial losses (1)	274	305	6	196	781

Net liabilities at December 31, 2016	1,679	1,711	38	814	4,242
Expense recognized in Statement of income	175	189	3	88	455
Contributions paid	(160)	(113)	(2)	(7)	(282)
Plan amendment – Past service	—	—	—	(619)	(619)
Actuarial losses (gains) (1)	374	22	(1)	(5)	390

Net liabilities at December 31, 2017	2,068	1,809	38	271	4,186

Expense recognized in Statement of income	193	183	4	25	405
Contributions paid	(178)	(118)	(2)	(9)	(307)
Actuarial losses (1)	87	470	8	140	705

Net liabilities at December 31, 2018	2,170	2,344	48	427	4,989

	2018	2017
Current liabilities	253	232
Non-current liabilities	4,736	3,954

(1)	Recognized directly in Comprehensive income.

Amounts recorded as current liabilities refer to contributions to be made by Cemig and its subsidiaries in the next 12 months for the amortization of the actuarial liabilities.

The amounts reported as ‘Expense recognized in the Statement of income’ refer to the costs of post-employment obligations, totaling R$ 337 in 2018 (R$ 391 in 2017 and R$ 345 in 2016), plus the finance expenses and monetary updating on the debt with Forluz, in the amounts of R$ 68 in 2018 (R$ 65 in 2017 and R$103 in 2016).

The independent actuary’s estimation for the expense to be recognized for 2019 is as follows:

	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Current service cost	1	14	—	3	18
Interest on the actuarial obligation	978	208	4	38	1,228
Expected return on the assets of the Plan	(782)	—	—	—	(782)

Estimated total expense in 2019 as per actuarial report	197	222	4	41	464

The expectation for payment of benefits for 2019 is as follows:

	Pension plans and retirement supplement plans – Forluz	Health plan	Dental plan	Life insurance	Total
Estimated payment of benefits	863	127	3	17	1,010

The Company and its subsidiaries Cemig GT and Cemig D have expectation of making contributions to the pension plan in 2019 of R$ 184 for amortization of the deficit of Plan A, and R$ 82 for the Defined Contribution Plan (recorded directly in the Statement of income for the year).

The average maturity periods of the obligations of the benefit plans, in years, are as follows:

Pension plans and retirement supplement plans		Health plan	Dental plan	Life insurance
Plan A	Plan B
9.59	11.31	12.72	12.67	16.50

The main categories plan’s assets, as a percentage of total plan’s assets are as follows:

	2018	2017
Shares of Brazilian companies	7.11%	6.63%
Fixed income securities	71.92%	74.12%
Real estate property	4.69%	8.05%
Others	16.28%	11.20%

Total	100.00%	100.00%

The following assets of the pension plan, measured at fair value, are related to the Company:

	2018	2017
Non-convertible debentures issued by the Company and subsidiaries	380	363
Shares issued by the Company	35	10
Real estate properties of the Foundation, occupied by the Company and subsidiaries	662	725

	1,077	1,098

This table provides the main actuarial assumptions:

	2018
	Pension plans and retirement supplement plans	Health plan and Dental plan	Life insurance
Annual discount rate for present value of the actuarial obligation	9.02%	9.13%	9.16%
Annual expected return on plan assets	9.02%	9.13%	9.16%
Long-term annual inflation rate	4.01%	4.01%	4.01%
Estimated future annual salary increases	4.01%	Not applicable	5.26%
General mortality table	AT-2000 M S10% D10%	AT-2000 M S10% D20%	AT-2000 M S10% D20%
Disability table	Not applicable	Álvaro Vindas D30%	Álvaro Vindas D30%
Disabled mortality table	AT 49 M	Winklevoss D30%	Winklevoss D30%
Real growth of contributions above inflation (1)	—	1.00%	—

(1)	Starting in 2018, Company adopted the assumption of real growth of the contributions above inflation at the rate of 1% p.a.

	2017
	Pension plans and retirement supplement plans	Health and Dental plans	Life insurance
Annual discount rate for present value of the actuarial obligation	9.48%	9.60%	9.57%
Annual expected return on plan assets	9.48%	9.60%	9.57%
Long-term annual inflation rate	4.00%	4.00%	4.00%
Estimated future annual salary increases	4.00%	Not applicable	6.08%
General mortality table	AT-2000 M S10% D10%	AT-2000 M S10% D20%	AT-2000 M S10% D20%
Disability table	Not applicable	Álvaro Vindas D30%	Álvaro Vindas D30%
Disabled mortality table	AT 49 M	Winklevoss D30%	Winklevoss D30%

	2016
	Pension plans and retirement supplement plans	Health and Dental plans	Life insurance
Annual discount rate for present value of the actuarial obligation	10.47%	10.40%	10.50%
Annual expected return on plan assets	10.47%	10.40%	10.50%
Long-term annual inflation rate	4.50%	4.50%	4.50%
Estimated future annual salary increases	4.50%	Not applicable	6.59%
General mortality table	AT-2000 M S10% D10%	AT-2000 M S10% D20%	AT-2000 M S10% D20%
Disability table	Álvaro Vindas	Álvaro Vindas D10%	Álvaro Vindas D10%
Disabled mortality table	AT 49 M	Winklevoss D30%	Winklevoss D30%

Below is a sensitivity analysis of the effects of changes in the main actuarial assumptions used to determine the defined-benefit obligation at December 31, 2018:

Effects on the defined-benefit obligation	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Reduction of one year in the mortality table	229	45	1	(15)	260
Increase of one year in the mortality table	(233)	(45)	(1)	16	(263)
Reduction of 1% in the discount rate	1,183	327	7	78	1,595

In the presentation of the sensitivity analysis, the present value of the defined-benefit obligation was calculated using the Unit Projected Credit method, the same method used to calculate the defined-benefit obligation recognized in the Statement of financial position. The Company has not made changes in the methods used to calculate its post-employment obligations for the business years ended December 31, 2018 and 2017.

25. PROVISIONS

Company and its subsidiaries are involved in certain legal and administrative proceedings at various courts and government bodies, arising in the normal course of business, regarding employment-law, civil, tax, environmental and regulatory matters, and other issues.

Actions in which the Company and its subsidiaries are defendant

Company recorded provisions for contingencies in relation to the legal actions in which, based on the assessment of the Company’s management and its legal advisors, the chances of loss are assessed as ‘probable’ (i.e. an outflow of funds to settle the obligation will be necessary), as follows:

	2017	Additions	Reversals	Settled	2018
Labor	474	67	(25)	(59)	457
Civil
Customer relations	18	17	—	(16)	19
Other civil actions	43	10	(14)	(10)	29

	61	27	(14)	(26)	48
Tax	57	5	(10)		52
Environmental	—	1	—	—	1
Regulatory	40	8	(10)	(1)	37
Others	46	7	(5)	(2)	46

Total	678	115	(64)	(88)	641

	2016	Additions	Reversals	Settled	2017
Labor	350	210	(4)	(82)	474
Civil
Customer relations	15	21	(2)	(16)	18
Other civil actions	40	10	(2)	(5)	43

	55	31	(4)	(21)	61
Tax	68	9	(2)	(18)	57
Regulatory	44	15	(18)	(1)	40
Corporate	239	—	(239)	—	—
Other	59	13	(19)	(7)	46

Total	815	278	(286)	(129)	678

	2015	Additions	Reversals	Settled	2016
Labor	290	125	(5)	(60)	350
Civil
Customer relations	18	15	(3)	(15)	15
Other civil actions	28	18	—	(6)	40

	46	33	(3)	(21)	55

Tax	67	3	(1)	(1)	68
Regulatory	46	3	(3)	(2)	44
Corporate	269	—	(30)	—	239
Other	37	35	(4)	(9)	59

Total	755	199	(46)	(93)	815

The Company’s management, in view of the extended period and the Brazilian judiciary, tax and regulatory systems, believes that it is not practical to provide information that would be useful to the users of these financial statements in relation to the the timing of any cash outflows, or any possibility of reimbursements, might occur. The Company’s believes that any disbursements in excess of the amounts provisioned, when the respective claims are completed, will not significantly affect the Company’s result of operations or financial position.

The details on the main provisions and contingent liabilities are provided below, with the best estimation of expected future disbursements for these contingencies:

Provisions, made for legal actions in which the chances of loss have been assessed as ‘probable’ and contingent liabilities, for actions in which the chances of loss are assessed as ‘possible’

Labor claims

Company and its subsidiaries are involved in various legal claims filed by its employees and by employees of service providing companies. Most of these claims relate to overtime and additional pay, severance payments, various benefits, salary adjustments and the effects of such items on a supplementary retirement plan. In addition to these actions, there are others relating to outsourcing of labor, complementary additions to or re-calculation of retirement pension payments by Forluz, and salary adjustments.
The aggregate amount of the contingency is approximately R$ 1,725 (R$ 1,854 at December 31, 2017), of which R$ 457 (R$ 474 at December 31, 2017) has been recorded – the amount estimated as probably necessary for settlement of these disputes.

Customers claims

Company and its subsidiaries are involved in various civil actions relating to indemnity for moral injury and for material damages, arising, principally, from allegations of irregularity in measurement of consumption, and claims of undue charging, in the normal course of business, totaling R$ 66 (R$ 56 at December 31, 2017), of which R$ 19 (R$ 19 at December 31, 2017) has been recorded – this being the probable estimate for funds needed to settle these disputes.

Other civil proceedings

Company and its subsidiaries are involved in various civil actions claiming indemnity for moral and material damages, among others, arising from incidents occurred in the normal course of business, in the amount of R$ 277 (R$ 218 at December 31, 2017), of which R$ 29 (R$ 43 at December 31, 2017) has been recorded – the amount estimated as probably necessary for settlement of these disputes.

Tax

Company and its subsidiaries are involved in numerous administrative and judicial claims actions relating to taxes, including, among other matters, subjects relating to the Urban Property Tax (Imposto sobre a Propriedade Territorial Urbana, or IPTU); the Rural Property Tax (ITR); the Tax on Donations and Legacies (ITCD); the Social Integration Program (Programa de Integração Social, or PIS); the Contribution to Finance Social Security (Contribuição para o Financiamento da Seguridade Social, or Cofins); Corporate Income tax (Imposto de Renda Pessoa Jurídica, or IRPJ); the Social Contribution (Contribuição Social sobre o Lucro Líquido, or CSLL); and motions to tax enforcement. The aggregate amount of this contingency is approximately R$ 160 (R$ 159 at December 31, 2017), of which R$ 46 (R$ 44 at December 31, 2017) has been recorded – the amount estimated as probably necessary for settlement of these disputes.

In addition to the issues above the Company and its subsidiaries are involved in various proceedings on the applicability of the IPTU Urban Land Tax to real estate properties that are in use for providing public services. The aggregate amount of the contingency is approximately R$ 142 (R$ 122 at December 31, 2017). Of this total, R$ 5 has been recognized (R$ 13 at December 31, 2017) – this being the amount estimated as probably necessary for settlement of these disputes. The lower total provision at December, 31, 2018 arises from re-evaluation of the chances of loss from ‘probable’ to ‘possible’, due to new case law in favor of the subsidiaries.

Environmental

Company and its subsidiaries are involved in environmental matters, in which the subjects include protected areas, environmental licenses, recovery of environmental damage, and other matters, in the approximate total amount of R$ 15 (R$ 68 at December 31, 2017). Of this total, R$1 has been recognized – this being the amount estimated as probably necessary for settlement of these disputes.

Regulatory

Company and its subsidiaries are involved in numerous administrative and judicial proceedings, challenging, principally: (i) tariff charges in invoices for use of the distribution system by a self-producer; (ii) alleged violation of targets for continuity indicators in retail supply of energy; and (iii) the tariff increase made during the federal government’s economic stabilization plan referred to as the ‘Cruzado Plan’, in 1986. The aggregate amount of the contingency is approximately R$ 260 (R$ 222 at December 31, 2017), of which R$ 37 (R$ 40 at December 31, 2017) has been recorded as provision – the amount estimated as probably necessary for settlement of these disputes.

Other legal actions in the normal course of business

Breach of contract – Power line pathways and accesses cleaning services contract

Company and its subsidiaries are involved in disputes alleging losses suffered as a result of supposed breaches of contract at the time of provision of services of cleaning of power line pathways and firebreaks. The amount recorded is R$ 36 (R$ 32 at December 31, 2017), this being estimated as the likely amount of funds necessary to settle this dispute.

Other legal proceedings

Company and its subsidiaries are involved as plaintiff or defendant, in other less significant claims, related to the normal course of their operations including: environmental matters; provision of cleaning service in power line pathways and firebreaks, removal of residents from risk areas; and indemnities for rescission of contracts, on a lesser scale, related to the normal course of its operations, with an estimated total amount of R$189 (R$196 at December, 31, 2017), of which R$11 (R$14 at December, 31, 2017), the amount estimated as probably necessary for settlement of these disputes – has been provisioned. Management believes that it has appropriate defense for these proceedings, and does not expect these issues to give rise to significant losses that could have an adverse effect on the financial position or profit of the Company or its subsidiaries.

Contingent liabilities – whose loss are assessed as ‘possible’, and the Company and its subsidiaries believe it has arguments of merit for legal defense

Taxes and contributions

Company and its subsidiaries are involved in numerous administrative and judicial proceedings in relation to taxes. Below are details of the main claims:

Indemnity of employees’ future benefit (the ‘Anuênio’)

In 2006 the Company and its subsidiaries paid an indemnity to its employees, totaling R$ 178, in exchange for rights to future payments (referred to as the Anuênio) for time of service, which would otherwise be incorporated, in the future, into salaries. The Company and its subsidiaries did not pay income tax and Social Security contributions on this amount because it considered that those obligations are not applicable to amounts paid as an indemnity. However, to avoid the risk of a future fine, the Company obtained an injection, which permitted to make an escrow deposit of R$ 122, which updated now represents the amount of R$ 275 (R$ 267 at December 31, 2017). The updated amount of the contingency is R$ 304 (R$ 311 at December 31, 2017) and, based on the arguments above, management has classified the chance of loss as ‘possible’.

Social Security contributions

The Brazilian federal tax authority (Secretaria da Receita Federal) has filed administrative proceedings related to various matters: employee profit sharing; the Workers’ Food Program (Programa de Alimentação do Trabalhador, or PAT); education benefit; food benefit; Special Additional Retirement payment; overtime payments; hazardous occupation payments; matters related to Sest/Senat (transport workers’ support programs); and fines for non-compliance with accessory obligations. The Company have presented defenses and await judgment. The amount of the contingency is approximately R$ 1,420 (R$ 1,334 at December 31, 2017). Management has classified the chance of loss as ‘possible’, also taking into account assessment of the chance of loss in the judicial sphere, (the claims mentioned are in the administrative sphere), based on the evaluation of the claims and the related case law.

Non-homologation of offsetting of tax credit

The federal tax authority did not ratify the Company’s declared offsetting, in Corporate income tax returns, of carry-forwards and undue or excess payment of federal taxes – IRPJ, CSLL, PIS and Cofins – identified by official tax deposit receipts (‘DARFs’ and ‘DCTFs’). The Company is contesting the non-homologation of the amounts offset. The amount of the contingency is R$ 146 (R$ 275 at December 31, 2017), and the chance of loss was classified as ‘possible’, since the relevant requirements of the National Tax Code (CTN) have been complied with.

Corporate tax return – restitution and offsetting

The Company and its subsidiaries were party in an administrative case involving requests for restitution and compensation of credits arising from tax losses carry-forward balances indicated in the corporate tax returns for the calendar years from 1997 to 2000, and also for over payments identified in the corresponding tax payment receipts (DARFs and DCTFs). This case was settled after the Company won the case on final appeal. On December 31, 2017 the amount of the contingency was approximately R$ 576.

Income tax withheld on capital gain in a shareholding transaction

The federal tax authority issued a tax assessment against Cemig as a jointly responsible party with its jointly-controlled entity Parati S.A. Participações em Ativos de Energia Elétrica (Parati), relating to withholding income tax (Imposto de Renda Retido na Fonte, or IRRF) allegedly applicable to returns paid by reason of a capital gain in a shareholding transaction relating to the purchase by Parati, and sale, by Enlighted, at July 7, 2011, of 100.00% of the equity interests in Luce LLC (a company with head office in Delaware, USA), holder of 75.00% of the shares in the Luce Brasil equity investment fund (FIP Luce), which was indirect holder, through Luce Empreendimentos e Participações S.A., of approximately 13.03% of the total and voting shares of Light S.A. (Light). The amount of the contingency is approximately R$ 221 (R$ 212 at December 31, 2017), and the loss has been assessed as ‘possible’.

The Social Contribution tax on net income (CSLL)

The federal tax authority issued a tax assessment against the Company for the years of 2012 and 2013, alleging undue non-addition, or deduction, of amounts relating to the following items in calculating the Social Contribution tax on net income: (i) taxes with liability suspended; (ii) donations and sponsorship (Law 8,313/91); and (iii) fines for various alleged infringements. The amount of this contingency is R$ 350 (R$ 322 at December 31, 2017). The Company has classified the chances of loss as ‘possible’, in accordance with the analysis of the case law on the subject.

Regulatory matters

Public Lighting Contribution (CIP)

Cemig and Cemig D are defendants in several public civil claims (class actions) requesting nullity of the clause in the Electricity Supply Contracts for public illumination signed between the Company and the various municipalities of its concession area, and restitution by the Company of the difference representing the amounts charged in the last 20 years, in the event that the courts recognize that these amounts were unduly charged. The actions are grounded on a supposed error by Cemig in the estimation of the period of time that was used in calculation of the consumption of energy for public illumination, funded by the Public Lighting Contribution (Contribuição para Iluminação Pública, or CIP).

The Company and its subsidiary believes it has arguments of merit for defense in these claims, since the charge at present made is grounded on Aneel Normative Resolution 456/2000. As a result it has not constituted a provision for this action, the amount of which is estimated at R$ 975 (R$ 1,224 at December 31, 2017). The Company has assessed the chances of loss in this action as ‘possible’, due to the Customer Defense Code (Código de Defesa do Consumidor, or CDC) not being applicable, because the matter is governed by the specific regulation of the electricity sector, and because Cemig complied with Aneel Resolutions 414 and 456, which deal with the subject.

Accounting of energy sale transactions in the Electricity Trading Chamber (CCEE)

In a claim dating from August 2002, AES Sul Distribuidora challenged in the court the criteria for accounting of energy sale transactions in the wholesale energy market (Mercado Atacadista de Energia, or MAE) (predecessor of the present Wholesale Electricity Exchange Chamber – Câmara de Comercialização de Energia Elétrica, or CCEE), during the period of rationing. It obtained a favorable interim judgment on February 2006, which ordered the regulator (Aneel), working with the CCEE, to comply with the claim by AES Sul and recalculate the settlement of the transactions during the rationing period, not considering the regulator (Aneel) Dispatch 288 of 2002. This should take effect in the CCEE as from November 2008, resulting in an additional disbursement for Cemig GT, related to the expense on purchase of energy in the spot market on the CCEE, in the approximate amount of R$ 317 (R$288 at December 31, 2017). On November 9, 2008 Cemig GT obtained an interim decision in the Regional Federal Appeal Court (Tribunal Regional Federal, or TRF) suspending the obligatory nature of the requirement to pay into court the amount that would have been owed under the Special Financial Settlement made by the CCEE. Cemig GT has classified the chance of loss as ‘possible’, since this action deals with the General Agreement for the Electricity Sector, in which the Company has the full documentation to support its arguments.

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

The applications by the plaintiff (Apine) were granted in the first instance, confirming the interim decision granted in favor of its members, which include Cemig GT and its subsidiaries. This decision was subject of an appeal, which is still pending of judgment.

The amount of the contingency is approximately R$ 225 (R$ 202 at December 31, 2017). In spite of the successful judgment at first instance, the Association’s legal advisers still considered the chances of loss of this contingency as ‘possible’. Cemig GT agrees with this, since there are not yet elements to make it possible to foresee the outcome of the Appeal filed by the Federal Government.

Tariff increases

Exclusion of customers classified as low-income

The Federal Public Attorneys’ Office filed a class action against the Company and the regulator (Aneel), to avoid exclusion of customers from classification in the Low-income residential tariff sub-category, requesting an order for Cemig D to pay twice the amount paid in excess by customers. A decision was given in favor of the plaintiffs, but the Company and the regulator (Aneel) have filed an interlocutory appeal and await judgment. The amount of the contingency is approximately R$ 303 (R$ 275 at December 31, 2017). Cemig D has classified the chances of loss as ‘possible’ due to other favorable decisions on this matter.

Environmental claims

Impact arising from construction of power plants

The Public Attorneys of Minas Gerais State, together with an association and individuals, have brought class actions requiring Cemig GT to invest, since 1997, at least 0.5% of the annual gross operating revenue of the Emborcação, Pissarrão, Funil, Volta Grande, Poquim, Paraúna, Miranda, Nova Ponte, Rio de Pedras and Peti plants in environmental protection and preservation of the water tables of the counties where these power plants are located, and proportional indemnity for allegedly irrecoverable environmental damage caused, arising from omission to comply with Minas Gerais State Law 12,503/1997. Cemig GT has filed appeals to the Higher Appeal Court (STJ) and the Federal Supreme Court (STF). Based on the opinions of its legal advisers, Cemig GT believes that this is a matter involving legislation at infra-constitutional level (there is a Federal Law with an analogous object) and thus a constitutional matter, on the issue of whether the state law is constitutional or not, so that the final decision is one for the national Higher Appeal Court (STJ) and the Federal Supreme Court (STF). No provision has been made, since based on the opinion of its legal advisers management has classified the chance of loss as ‘possible’. The amount of the contingency is R$ 148 (R$ 127 at December 31, 2017).

The Public Attorneys’ Office of Minas Gerais State has filed class actions requiring the formation of a Permanent Preservation Area (APP) around the reservoir of the Capim Branco hydroelectric plant, suspension of the effects of the environmental licenses, and recovery of alleged environmental damage. Based on the opinion of its legal advisers in relation to the changes that have been made in the new Forest Code and in the case law on this subject, Cemig GT has classified the chance of loss in this dispute as ‘possible’. The estimated value of the contingency is R$ 87 (R$ 79 at December 31, 2017).

Other contingent liabilities

Early settlement of the CRC (Earnings Compensation) Account

The Company is involved in an administrative proceeding at the Audit Court of the State of Minas Gerais which challenges:

(i) a difference of amounts relating to the discount offered by Cemig for early repayment of the credit owed to Cemig by the State under the Receivables Assignment Contract in relation to the CRC Account (Conta de Resultados a Compensar, or Earnings Compensation Account) – this payment was completed in the first quarter of 2013; and also (ii) possible undue financial burden on the State after the signature of the Amendments that aimed to re-establish the economic and financial balance of the Contract. The amount of the contingency is approximately R$ 412 (R$ 398 at December 31, 2017), and, based on the Opinion of the Public Attorneys’ Office of the Audit Board of the State of Minas Gerais (Tribunal de Contas), the Company believes that it has met the legal requirements. Thus, it has assessed the chances of loss as ‘possible’, since it believes that the adjustment was made in faithful obedience to the legislation applicable to the case.

Contractual imbalance

Cemig D is a party in disputes alleging losses suffered by third parties as a result of supposed breach of contract at the time of implementation of part of the rural electrification program known as Luz Para Todos (‘Light for All’). The estimated amount is R$ 291 (R$ 261 at December 31, 2017), and no provision has been made. Cemig D has classified the chances of loss as ‘possible’ as a result of the analysis that has been made of the argument and documentation used by the contracted parties in attempting to make the Company liable for any losses that allegedly occurred.

Cemig D is also a party in other disputes arising from alleged non-compliance with contracts in the normal course of business, for an estimated total of R$ 90 (R$ 80 at December 31, 2017). Cemig D has classified the chance of loss as ‘possible’, after analysis of the case law on this subject.

Change of the monetary updating index of labor claims

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

In a public joint judgment of November 1, 2018, the Higher Employment Appeal Court decided that the IPCA-E should be adopted as the index for inflation adjustment of employment-law debts for proceedings filed from March 25, 2015 to November 10, 2017, and the TR continue to be used for the other periods. This results in a reduction of the estimated value of the difference between the inflation adjustment indices for employment-law proceedings, which is R$88 (R$220 at December 31, 2017). No additional provision has been made, since The Company, based on the assessment by its legal advisers, has assessed the chances of loss in the action as ‘possible’, as a result of the decision by the STF, and of there being no established case law, nor analysis by legal writers on the subject after the injunction given by the Federal Supreme Court.

26. EQUITY AND REMUNERATION TO SHAREHOLDERS

a) Share capital

As of December 31, 2018, the Company’s issued and share capital is R$7,294 (6,294 at December 31, 2017 and 2016), represented by 487,614,213 common shares (420,764,708 at December 31, 2017) and 971,138,388 preferred shares (838,076,946 at December 31, 2017), both of them with nominal value of R$ 5.00 (five Reais), as follows:

Shareholders	Number of shares on December 31, 2018
	Common	%	Preferred	%	Total	%
State of Minas Gerais	248,480,146	51	—	—	248,480,146	17
Other entities of Minas Gerais State	56,703	—	647,647	—	704,350	—
FIA Dinâmica Energia S.A.	48,200,000	10	55,905,344	6	104,105,344	7
Others
In Brazil	159,745,194	33	396,559,885	41	556,305,079	38
Foreign shareholders	31,132,170	6	518,025,512	53	549,157,682	38

Total	487,614,213	100	971,138,388	100	1,458,752,601	100

Shareholders	Number of shares on December 31, 2017
	Common	%	Preferred	%	Total	%
State of Minas Gerais	214,414,739	51	—	—	214,414,739	17
Other entities of Minas Gerais State	56,703	—	4,860,228	1	4,916,931	1
FIA Dinâmica Energia S.A.	41,635,754	10	62,469,590	7	104,105,344	8
Others
In Brazil	110,343,209	26	237,174,007	28	347,517,216	27
Foreign shareholders	54,314,303	13	533,573,121	64	587,887,424	47

Total	420,764,708	100	838,076,946	100	1,258,841,654	100

Shareholders	Number of shares on December 31, 2016
	Common	%	Preferred	%	Total	%
State of Minas Gerais	214,414,739	51	—	—	214,414,739	17
Other entities of Minas Gerais State	56,703	—	4,860,228	1	4,916,931	1
AGC Energia S.A.	84,357,856	20	—	—	84,357,856	7
Other	—	—	—	—	—	—
In Brazil	112,584,011	27	252,478,755	30	365,062,766	28
Foreign shareholders	9,351,399	2	580,737,963	69	590,089,362	47

Total	420,764,708	100	838,076,946	100	1,258,841,654	100

The Company’s Share Capital may be increased by up to a limit of 10% (ten percent) of the share capital set in the by-laws, without need for change in the by-laws and upon decision of the Board of Directors, having previously heard statement of opinion issued by the Fiscal Council.

Capital increase

On April 23, 2018 a Shareholders’ Extraordinary General Meeting approved an increase in the Company’s capital, of R$ 999, from R$ 6,294 to R$ 7,294, through issuance of 199,910,947 new shares, each with nominal value of R$ 5.00, comprising 66,849,505 common shares and 133,061,442, preferred shares.

The amount subscribed and paid-up by the shareholders was R$ 1,325. The difference between the capital increase and the amount subscribed, of R$ 325 was allocated to the Capital reserve.

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

b) Earnings per share

In view of the capital increase on April, 23, 2018, described above, the calculation of the basic and diluted earnings is as follows:

Number of shares	2018	2017	2016
Common shares already paid up	487,614,213	420,764,708	420,764,708
Common shares to be paid up	—	66,849,505	—
Shares in treasury	(69)	(69)	(69)

	487,614,144	487,614,144	420,764,639
Preferred shares already paid up	971,138,388	838,076,946	838,076,946
Preferred shares to be paid up	—	133,061,442	—
Shares in treasury	(560,649)	(560,649)	(560,649)

	970,577,739	970,577,739	837,516,297

Total	1,458,191,883	1,458,191,883	1,258,280,936

Basic and diluted earnings per share

The Company’s preferred shares carry the right to a minimum mandatory dividend, as shown in more detail in item ‘e’.

The shares that were subscribed in the capital increase of April 23, 2018, were considered in full in the calculation of basic and diluted profit for 2017, since the proposal for subscription of new shares was decided in an Extraordinary Shareholders’ Meeting on October 26, 2017, and these new shares already had potential for subscription since that date, as decided by the shareholders.

The calculation of basic earnings per share is as follows:

	2018	2017	2016
Net income for the year attributed to equity holders of the parent	1,700	1,001	334
	—	—
Minimum mandatory dividend from net income for the year – preferred shares	577	486	204
Net income for the year not distributed – preferred shares	554	333	87

Total earnings – preferred shares (A)	1,131	819	291
Minimum mandatory dividend from net income for the year – common shares	290	15	—
Net income for the year not distributed – common shares	279	167	44

Total earnings – common shares (B)	569	182	44
Basic earnings per preferred share (A / number of preferred shares)	1.17	0.84	0.35
Basic earnings per common share (B / number of common shares)	1.17	0.37	0.10

	2018	2017	2016
Net income for the year from continuing operations attributed to equity holders of the parent	1,378	1,001	334
Minimum mandatory dividend from net income for the year from continuing operations – preferred shares	527	486	204
Net income for the year from continuing operations not distributed – preferred shares	390	333	87

Total earnings from continuing operations - preferred shares (A.1)	917	819	291
Minimum mandatory dividend from net income for the year from continuing operations – common shares	290	15	-
Net income for the year from continuing operations not distributed – common shares	171	167	44

Total earnings from continuing operations - common shares (B.1)	461	182	44
Basic earnings from continuing operations per preferred share (A.1 / number of preferred shares)	0.95	0.84	0.35
Basic earnings from continuing operations per common share (B.1 / number of common shares)	0.95	0.37	0.10

The put and call options described in more detail on Note 32 have potential to dilute basic earnings per share. The calculation of diluted earnings per share is as follows:

	2018	2017	2016
Net income for the year attributed to equity holders of the parent	1,700	1,001	334
	—
Total basic earnings – preferred shares (A)	1,131	819	291
Dilution effect related to the RME/Lepsa Option	—	—	(22)
Dilution effect related to the Ativas Option	—	—	(5)

Total diluted earnings – preferred shares (C)	1,131	819	264
		—
Total basic earnings – common shares (B)	569	182	44
Dilution effect related to the RME/Lepsa Option	—	—	(11)
Dilution effect related to the Ativas Option	—	—	(3)

Total diluted earnings – common shares (D)	569	182	30
Diluted earnings per preferred share (C / number of preferred shares)	1.17	0.84	0.32
Diluted earnings per common share (D / number of common shares)	1.17	0.37	0.07

	2018	2017	2016
Net income for the year from continuing operations attributed to equity holders of the parent	1,378	1,001	334
	—
Total basic earnings from continuing operations - preferred shares (A.1)	917	819	291
Dilution effect related to the RME/Lepsa Option	-	-	(22)
Dilution effect related to the Ativas Option	-	-	(5)

Total diluted earnings from continuing operations - preferred shares (C.1)	917	819	264
		—
Total basic earnings from continuing operations - common shares (B.1)	461	182	44
Dilution effect related to the RME/Lepsa Option	—	—	(11)
Dilution effect related to the Ativas Option	—	—	(3)

Total diluted earnings from continuing operations - common shares (D.1)	461	182	30
Diluted earnings from continuing operations per preferred share (C.1 / number of preferred shares)	0.95	0.84	0.32
Diluted earnings from continuing operations per common share (D.1 / number of common shares)	0.95	0.37	0.07

c) Reserves

Capital reserves

	2018	2017	2016
Investment-related donations and subsidies	1,857	1,857	1,857
Goodwill on issuance of shares	394	69	69
Shares in treasury	(1)	(1)	(1)

	2,250	1,925	1,925

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

Profit reserves

	2018	2017	2016
Legal reserve	853	853	853
Statutory reserve	57	57	57
Retained earnings reserve	3,965	3,341	2,813
Incentive tax reserve	67	58	57
Reserve for mandatory dividends not distributed	1,420	1,420	1,420

	6,362	5,729	5,200

Legal reserve

Constitution of the legal reserve is mandatory, up to the limits established by law. The purpose of the reserve is to ensure the security of the share capital, its use being allowed only for offsetting of losses or increase capital. The Company did not record legal reserve due to that reserve had reached its legal limit.

Statutory reserve

The reserve under the By-laws is for future payment of extraordinary dividends, in accordance with Article 28 of the by-laws.

Retained earnings reserve

Retained earnings reserves refers to profits not distributed in prior years, to guarantee execution of the Company’s Investment Program, and amortization of loans and financing. The retentions are supported by capital budgets approved by the Board of Directors in the years.

The calculation of the retained earnings reserve is as follows:

	2018	2017	2016
Net income for the year	1,700	1,001	334
Expired dividends	42	—	—
Incentives tax reserve	(9)	(1)	(7)
Deemed cost realization	42	28	37
Adjustment for initial adoption of IFRS 9 and IFRS 15.	(157)	—	—
Dividends proposed	(867)	(500)	(203)

Retained earnings reserve	751	528	161

Incentives tax reserve

The federal tax authority (‘Receita Federal’) recognized the right of the subsidiaries Cemig D and Cemig GT to reduction of 75% in income tax, including the tax paid at the additional rate, calculated on the basis of the operating profit in the region of Sudene (the Development Agency for the Northeast), for 10 years starting in 2014. The amount of the incentive recognized in the Statement of income was R$ 9 in 2018 (R$ 1 in 2017 and R$ 7 in 2016), and it was subsequently transferred to the Incentives Tax reserve. The amount of the Tax incentives reserve on December 31, 2018 was R$ 67 (R$ 58 at December 31, 2017). This reserve cannot be used for payment of dividends.

Reserve for mandatory dividends not distributed

2018
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

d) Rights and preferences of the common and preferred shares.

Every holder of Cemig common shares has a tag-along right to receive 80% of the value paid per share owned by the controlling stockholder in the event of a change of control.

Every holder of Cemig common shares has the right to vote in an election for members of our Board of Directors. Under the Brazilian Corporate Law, any shareholder holding at least 5% of Cemig’s common shares in circulation may request adoption of a multiple vote procedure, which confers upon each share a number of votes equal to the present number of members of the Board of Directors and gives the shareholder the right to accumulate his or her votes in one sole candidate, or distribute them among several.

Under the Brazilian Corporate Law, holders of preferred shares representing at least 10% of Cemig’s share capital, and also holders of common shares representing at least 15% of its share capital (other than the controlling shareholder) have the right to appoint a member of the Board of Directors and his or her respective substitute member in a separate election. If none of the holders of common or preferred shares qualifies under the minimum limits specified above, shareholders representing, in the aggregate, a minimum of 10% of the share capital may combine their holdings to elect a member of the Board of Directors, and that member’s substitute member.

Under Article 171 of the Corporate Law, every shareholder has a generic right of first refusal in subscription of new shares, or securities convertible into shares, issued in any capital increase, in proportion to their percentage shareholding, except in the event of exercise of any option to acquire shares in our share capital. Shareholders are required to exercise their right of first refusal within 30 days from publication of the notice of increase of capital.

Every holder of Cemig preferred shares has preference in the event of share redemption.

The dividend rights of the preferred and common shares are described below:

e) Dividends

Under its by-laws, Cemig is required to pay to its shareholders, as mandatory dividends, 50% of the net income of each year.

The preferred shares have preference in the event of reimbursement of capital and participate in profits on the same conditions as the common shares have the right, when there is net income, to a minimum annual dividends equal to the greater of:

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

-The calculation of the minimum dividends proposed for distribution to Shareholders as a result of the 2018, as mentioned in the previous paragraph, is as follows:

	2018	2017	2016
Calculation of Minimum Dividends required by the By-laws for the preferred shares
Nominal value of the preferred shares	4,856	4,191	4,190
Nominal value of the preferred shares to be capitalized	—	665	—

	4,856	4,856	4,190
Percentage applied to the nominal value of the preferred shares	10.00%	10.00%	10.00%

Amount of the dividends by the first payment criterion	486	486	419
Equity	14,579	14,326	12,930
Preferred shares as a percentage of Equity (net of shares held in Treasury)	66.58%	66.58%	66.58%

Portion of Equity represented by the preferred shares	9,704	9,538	8,609
Percentage applied to the portion of Equity represented by the preferred shares	3.00%	3.00%	3.00%

Amount of the dividends by the second payment criterion	291	286	258

Minimum Dividends required by the Bylaws for the preferred shares	486	486	419

Calculation of the Minimum Dividend under the by-laws based on the net income for the period
Mandatory dividend
Net income for the year	1,700	1,001	334
Mandatory dividends – 50% of Net income	850	500	167
Withholding income tax on Interest on equity	17	—	—

	867	500	167
Dividends recorded, as specified in the by-laws
Interest on Equity	210	—	—
Ordinary dividends	657	500	167

	867	500	167
Total dividends for the preferred shares	577	486	419
Total dividends for the common shares	290	14	—
Unit value of dividends – R$
Minimum dividends required by the by-laws for the preferred shares	0.50	0.50	0.50
Mandatory dividends (including withholding income tax on Interest on Equity)	0.59	0.34	0.50
Dividends proposed: Common (ON) shares	0.59	0.50	—
Dividends proposed: Preferred (PN) shares	0.59	0.03	0.50

This table provides the changes on dividends and interest on capital payable:

Balances at December, 31, 2017	428
Dividends and interest on equity	867
Withholding income tax on interest on capital	(17)
Dividends proposed for non-controlling shareholder.	127
Proposed dividends of previous years	(42)
Expired dividends	(8)
Dividends retained – Minas Gerais state government (Note 12)	(491)

Balances at December, 31, 2018	864

Allocation of net income for 2018 – Management’s proposal

The Board of Directors decided to propose to the Annual General Meeting to be held on April 30, 2019 the following allocation of the net income for 2018, totaling R$ 1,700, and the negative balance of retained earnings, amounting R$ 72, referring to the initial adoption of IFRS 9 and IFRS 15, in the amount of R$ 157, less R$ 42 from realization of the deemed cost of PP & E and reversal of R$ 42 of expired dividends.

•	R$867 for payment of the mandatory minimum dividends to Company’s holders, as follows:

•

R$ 210 in the form of Interest on Equity, to be paid in two equal installments, by June 28, 2019 and by December 30, 2019, to shareholders whose names were on the Company’s Nominal Share Registry on December 21, 2018;

•	R$657 as dividends of 2018, to be paid by December 30, 2019, to holders whose names are in the Company’s Nominal Share Registry on the date of the AGM.

•	R$751 to be held in the Retained earnings reserve, to ensure the Company’s consolidated investments planned for 2019, as per capital budget.

•	R$9 to be recorded as Incentives Tax reserve, in reference to the tax incentive amounts obtained in 2018 in relation to the investments made in the region of Sudene.

f) Equity valuation adjustments

	2018	2017	2016
Adjustments to actuarial liabilities – Employee benefits	(257)	(235)	(169)

Subsidiaries, jointly-controlled entities and affiliated company
Adjustments to actuarial liabilities – Employee benefits	(1,681)	(1,241)	(1,042)
Deemed cost of PP&E (1)	611	639	685
Variation in fair value of financial asset available for sale	—	—	37

	(1,070)	(602)	(320)

Equity valuation adjustments	(1,327)	(837)	(489)

1)

The variation in the balance of deemed cost of fixed assets in 2018 is net of the reversal of deferred taxes on the deemed cost. The change is mainly due to a reversal of R$ 18 in the subsidiary Rosal Energia, arising from the change in the taxation criterion of this subsidiary from the real profit method to the presumed profit method.

The adjustments to post-employment benefit obligations comprise gains or losses resulting from re-measurements of the net defined-benefit obligation, in accordance with the actuarial report.

The amounts recorded as deemed cost of the generation assets represents its fair value determined using the replacement cost at initial adoption of IFRS on January 1, 2009. The valuation of the generation assets resulted in an increase in their book value, recorded in a specific line in Equity, net of the tax effects. These values are being realized based on the depreciation of the assets.

27. SUBSIDIARIES WITH SIGNIFICANT INTERESTS HELD BY NON-CONTROLLING SHAREHOLDERS

The following is the information for the subsidiaries in which non-controlling shareholders have significant interests:

Company	Equity interest held by non-controlling partner
	2018	2017	2016
Gasmig	0.43%	0.43%	0.43%
Light S.A	50.01%	—	—
LightGer	25.51%	—	—
Guanhães	25.51%	—	—
Axxion	25.51%	—	—
Amazônia	12.75%	—	—
UHE Itaocara	25.51%	—	—

Total equity held by non-controlling shareholders:

	2018	2017	2016
Gasmig	4	4	6
Light S.A	1,277	—	—
LightGer	22	—	—
Guanhães	50	—	—
Axxion	5	—	—
UHE Itaocara	3	—	—

Total	1,361	4	6

Net income (loss) allocated to non-controlling interests:

	2018	2017	2016
Gasmig	1	1	1
Light S.A	31	—	—
LightGer	—	—	—
Guanhães	8	—	—
Axxion	2	—	—
UHE Itaocara	0	—	—

Total	42	1	1

28. REVENUE

Revenues are measured at the fair value of the consideration received or to be received and are recognized on a monthly basis as and when: (i) Rights and obligations of the contract with the customer are identified; (ii) the performance obligation of the contract is identified; (iii) the price for each transaction has been determined; (iv) the transaction price has been allocated to the performance obligations defined in the contract; and (v) the performance obligations have been complied.

	2018	2017	2016
Revenue from supply of energy(a)	24,872	23,701	23,430
Revenue from use of the electricity distribution systems (TUSD) (b)	2,045	1,611	1,705
CVA, and Other financial components (c)	1,973	988	(1,455)
Transmission revenue
Transmission concession revenue (d)	411	371	312
Transmission construction revenue (e)	96	25	54
Transmission indemnity revenue (f)	250	373	751
Generation Indemnity Revenue (g)	55	271	—
Distribution construction revenue (e)	802	1,094	1,139
Adjustment to expectation of cash flow from indemnifiable financial assets of distribution concession (h)	—	9	8
Revenue on financial updating of the Concession Grant Fee (i)	321	317	300
Energy transactions on the CCEE (i)	217	860	161
Supply of gas	1,995	1,759	1,444
Fine for violation of service continuity indicator (1)	(44)	—	—
Other operating revenues (k)	1,585	1,484	1,421
Deductions on revenue (l)	(12,312)	(11,151)	(10,497)

Net operating revenue	22,266	21,712	18,773

(1)	As mentioned in Note 2.5, as from January 1, 2018 these amounts began to be recognized as a reduction of revenue, rather than as operational expenses, as per the change contained in IFRS 15.

For further details about discontinued operations, see Note 33.

a) Revenue from energy supply

These items are recognized upon delivery of supply, and the revenue is recorded as and when billed, based on the tariff approved by the regulator for each class of customer.

This table shows energy supply by type of customer:

	GWh (1)			R$
	2018	2017	2016	2018	2017	2016
Residential	10,267	10,008	9,916	8,658	7,842	7,819
Industrial	17,689	17,761	19,494	4,893	4,907	5,396
Commercial, services and others	8,380	7,507	6,573	4,683	4,342	4,359
Rural	3,615	3,651	3,575	1,794	1,629	1,463
Public authorities	871	866	886	575	532	545
Public lighting	1,384	1,367	1,350	585	537	528
Public services	1,316	1,301	1,252	646	589	547

Subtotal	43,522	42,461	43,046	21,834	20,378	20,657

Own consumption	41	37	37	48	—	—
Unbilled revenue		—	—	—	61	(199)

	43,563	42,498	43,083	21,882	20,439	20,458

Wholesale supply to other concession holders (2)	11,992	12,777	12,509	3,002	1,727	2,713
Wholesale supply unbilled, net	—	—	—	(12)	1,535	259

Total	55,555	55,275	55,592	24,872	23,701	23,430

(1)	Data not audited by external auditors.
(2)

Includes a CCEAR (Regulated Market Sales Contract), ‘bilateral contracts’ with other agents, and the revenues from management of generation assets (GAG) for the 18 hydroelectric plants of Lot D of Auction no 12/2015.

b) Revenue from Use of the Distribution System (the TUSD charge)

These are recognized upon the distribution infrastructure become available to customers, and the fair value of the consideration is calculated according to the TUSD tariff of those customers, set by the regulator.

c) The CVA account, and Other financial components

The results from variations in (i) the CVA account (Parcel A Costs Variation Compensation Account), and in (ii) Other financial components in calculation of tariffs, refer to the positive and negative differences between the estimated non-manageable costs of the subsidiary Cemig D and the cost actually incurred. The amounts recognized arise from balances recorded in the current year, homologated or to be homologated in tariff adjustment processes. For more information please see Note 15.

d) Transmission concession revenue

Transmission revenue comprises the amount received from agents of the energy sector for operation and maintenance of transmission lines of the national grid, in the form of the Permitted Annual Revenue (Receita Anual Permitida, or RAP), plus an adjustment for expectation of cash flow arising from the variation in the fair value of the Remuneration Assets Base, in the amout of R$13 in 2018.

e) Construction revenue

Construction revenue corresponds to the performance obligation to build the infrastructure which becomes the investment in concession assets made by the subsidiaries in the year. Recognition of this revenue is directly related to the expenditure incurred on the addition of the contracted assets. Considering that the regulatory model does not provide for specific remuneration for construction or improvement of the infrastructure of the concession; that constructions and improvements are substantially executed through outsourced parties; and that all construction revenues is related to the construction of the infrastructure of the energy distribution services, Company’s management concluded that construction contract revenue has zero profit margin.

f) Transmission indemnity revenue

On 2018 Cemig GT recognized revenue in the total amount of R$250 (R$373 on 2017 and R$751 on 2016), corresponded to updating, by the IPCA index, of the balance of transmission indemnity receivable . For further information, please see Note 15.

g) Generation indemnity revenue

On 2018 Cemig GT recognized revenue of R$55 (R$ 271 on 2017), for the adjustment to the balance of the financial asset related to indemnities for the concessions of the São Simão and Miranda Hydroelectric Plants as described in Note 15.

h) Adjustment to expected cash flow from financial assets on residual value of infrastructure asses of distribution concessions

Income from adjustment of expectation of cash flow from indemnifiable distribution concession financial assets, due to inflation adjustment of the Regulatory Remuneration Asset Base.

i) Revenue on financial updating of the Concession Grant Fee

Represents the inflation adjustment using the IPCA inlfation index, plus interest, on the Concession Grant Fee for the concession awarded as Lot D of Auction 12/2015. See Note 15.

j) Energy transactions on the CCEE (Wholesale Trading Chamber)

The revenue from transactions made through the Wholesale Electricity Exchange (Câmara de Comercialização de Energia Elétrica, or CCEE) is the monthly positive net balance of settlements of transactions for purchase and sale of energy in the Spot Market, through the CCEE, for which the consideration corresponds to the product of energy sold at the Spot Price.

k) Other operating revenues

	2018	2017	2016
Charged service	14	10	6
Telecoms services (1)	0	149	137
Services rendered	188	156	167
Subsidies (2)	1,136	1,034	1,001
Rental and leasing	90	121	105
Reimbursement for decontracted supply (3)	145	—	—
Other	12	14	5

	1,585	1,484	1,421

(1)

Due to the classification of certain telecommunications assets as held for sale, the revenues from the discontinued operations were segregated. The sale of the telecom assets previously classified as held for sale took place in November 2018, as described in Note 33.

(2)	Revenue recognized for the tariff subsidies applied to users of distribution services, reimbursed by Eletrobras.
(3)

The amount of R$84 refers to the reimbursement of the contracted energy supply agreed between Santo Antônio Energia S.A., a subsidiary of Madeira Energia, and Cemig Distribuição, due to change in the power purchase agreements (CCEARs). The amount will be settled in 24 monthly installments, with monthly inflation correction at the Selic rate; R$50 refers to the reimbursement of the contracted supply agreed between Renova and Cemig GT due to suspension by Renova of supply of contracted energy for the period July to December 2018. The advances made by Cemig GT related to this period will be settled in a single payment in January 2019, with inflation adjustment at 155% of the DI rate (published by Cetip).

l) Deductions on revenue

	2018	2017	2016
Taxes on revenue
ICMS(1)	5,657	5,847	5,211
Cofins	2,547	2,237	2,041
PIS and Pasep	553	455	443
Others	8	8	7

	8,765	8,547	7,702
Charges to the customer
Global Reversion Reserve (RGR)	19	17	(18)
Energy Efficiency Program (PEE)	64	56	58
Energy Development Account (CDE)	2,603	1,822	2,074
Research and Development (R&D)	38	38	48
National Scientific and Technological Development Fund (FNDCT)	38	38	48
Energy System Expansion Research (EPE of MME)	19	19	24
Customer charges – Proinfa alternative sources program	40	39	43
Energy services inspection fee	26	29	35
Royalties for use of water resources	45	92	123
Customer charges – the ‘Flag Tariff’ system	655	454	360

	3,547	2,604	2,795

	12,312	11,151	10,497

(1)	As from January 1, 2016, the rate for customers in the Commercial, services and other activities category was changed from 18% to 25% (Decree nº 46.924, of December 29, 2015).

29. OPERATING COSTS AND EXPENSES

The operating costs are as follows:

	2018	2017	2016
Personnel (a)	1,410	1,627	1,643
Employees’ and managers’ profit sharing	77	5	7
Post-employment benefits – Note 24	337	(229)	345
Materials	104	61	58
Raw materials and inputs for production of energy	—	10	—
Outsourced services (b)	1,087	974	867
Energy bought for resale (c)	11,084	10,919	8,273
Depreciation and amortization	835	850	834
Operating provisions (reversals) and adjustments for operating losses (d)	466	854	704
Charges for use of the national grid	1,480	1,174	947
Gas bought for resale	1,238	1,071	878
Construction costs (e)	897	1,119	1,193
Other operating expenses, net (f)	405	383	155

	19,420	18,818	15,904

For details about the discontinued operating costs and expenses, see Note 33.

a)	Personnel

2018 Programmed Voluntary Retirement Plan (‘PDVP’)

On March 2018, the Company approved the Programmed Voluntary Retirement Plan (‘the 2018 PDVP’). Those eligible to take part were any employees who will have worked with the Company for 25 years or more by December 31, 2018, and would join the program between April 2 and 30, 2018. The program will pay the standard legal payments for severance – including: payment for the period of notice, and especially, an amount equal to the ‘penalty’ payment of 40% of the base value of the employee’s FGTS fund, as well as the other payments under the legislation, but with no additional premium.

The amount appropriated as expense in the year for this program, including the severance payments, was R$ 26, corresponding to acceptance of the plan by 151 employees.

In 2017, the amount appropriated as expense on the 2017 PDVP (including severance payments) was R$ 214, corresponding to acceptance of the plan by 1,189 employees. In 2016, the amount appropriated to Personnel as expense on the PDVP in effect at that time was R$ 93.

2019 Programmed Voluntary Retirement Plan (‘PDVP’)

On December 2018, the Company launched the Programmed Voluntary Retirement Plan for 2019 (‘the 2019 PDVP’). Those eligible – any employees who had worked with the Company for 25 years or more by December 31, 2018 – were able to join from January 7 to 31, 2019. The program will pay the standard legal payments for severance – including: payment for the period of notice, and especially, an amount equal to the ‘penalty’ payment of 40% of the Base Value of the employee’s FGTS fund, as well as the other payments under the legislation, but with no additional premium.

A total of R$ 66 has been appropriated as expense in 2018 related to the 2019 PDVP, including severance payments, corresponding to acceptance by 458 employees.

2019 Programmed Voluntary Retirement Plan (‘PDVP’) reopened

On March 2019 the Company launch again the 2019 PDVP program, for those joining between April 1 and 10, 2019, with some changes in the requirements for joining, but with the same financial conditions. A total of R$ 21 has been appropriated as expense in 2019 related to the relaunch of 2019 PDVP, including severance payments, corresponding to acceptance by 155 employees.

b) Outsourced services

	2018	2017	2016
Meter reading and bill delivery	129	142	140
Communication	80	66	55
Maintenance and conservation of electrical facilities and equipment	323	266	246
Building conservation and cleaning	110	108	97
Contracted labor	21	15	13
Freight and airfares	7	8	7
Accommodation and meals	12	13	13
Security services	20	23	25
Consultant	16	16	15
Maintenance and conservation of furniture and utensils	4	4	4
Information technology	59	62	49
Maintenance and conservation of vehicles	2	2	8
Disconnection and reconnection	62	35	7
Environmental services	14	11	19
Legal services	25	22	26
Legal procedural costs	2	3	4
Tree pruning	28	21	14
Cleaning of power line pathways	41	16	8
Copying and legal publications	21	23	16
Inspection of customer units	10	1	1
Printing of tax invoices and energy bills	—	3	3
Other expenses	101	114	97

	1,087	974	867

c) Energy purchased for resale

	2018	2017	2016
Supply from Itaipu Binacional	1,351	1,243	1,144
Physical guarantee quota contracts	679	461	537
Quotas for Angra I and II nuclear plants	267	244	217
Spot market	1,818	1,498	761
Proinfa Program	324	303	323
‘Bilateral’ contracts	484	385	292
Energy acquired in Regulated Market auctions	3,346	3,555	2,540
Energy acquired in the Free Market	3,871	4,283	3,279
Pasep and Cofins credits	(1,056)	(1,053)	(820)

	11,084	10,919	8,273

d) Operating provision (reversals) and adjustments for operating losses

	2018	2017	2016
Estimated losses on doubtful accounts receivables (Note 8)	264	248	382
Estimated losses on other accounts receivables	(4)	27	40
Contingency provisions (reversals) (Note 25)
Labor claims	42	206	120
Civil	13	27	30
Tax	(5)	7	2
Environmental	1	—	—
Regulatory	(2)	(3)	—
Other	2	(6)	31

	51	231	183

	311	506	605

Adjustment for losses
Put option – Sonda	—	1	(5)
Put option – RME and LEPSA (Note 32)	48	231	55
Put option – SAAG (Note 32)	107	116	49

	155	348	99

	466	854	704

e) Construction costs

	2018	2017	2016
Personnel and managers	70	36	58
Materials	379	550	534
Outsourced services	364	406	448
Others	84	127	153

	897	1,119	1,193

f) Other operating expenses (revenues), net

	2018	2017	2016
Leasing and rentals	93	103	112
Advertising	19	30	13
Own consumption of energy	27	24	22
Subsidies and donations	22	19	17
Onerous concession	3	3	3
Insurance	7	8	9
CCEE annual charge	6	8	8
Net loss (gain) on deactivation and disposal of assets	7	193	112
Forluz – Administrative running cost	28	26	25
Collection agents	78	71	70
Gain on disposal, Taesa (1)	—	(207)	(181)
Gain on disposal, Transchile	—	—	(134)
Fine for violation of service continuity standard (2)	—	42	—
Taxes and charges	9	—	—
Other expenses	106	63	79

	405	383	155

(1)	On 2017 and 2016 the Company sold part of its equity interest in the jointly-controlled entity Taesa.
(2)	As stated in Note 2.2, as from January 1, 2018 these amounts started to be recognized as reduction of revenue instead of operational expenses, as per a change contained in IFRS 15.

Operating leasing

The Company and its subsidiaries have operating lease contracts relating to, mainly, vehicles and buildings used in its operating activities. Related amounts are not material in relation to the total costs of the Company.

30. FINANCE INCOME AND EXPENSES

	2018	2017	2016
FINANCE INCOME
Income from financial investments	116	205	317
Interest on sale of energy	352	261	277
Foreign exchange variations	—	19	62
Monetary variations	19	46	106
Monetary variations – CVA (Note 15)	62	—	204
Monetary updating of escrow deposits	34	191	46
Pasep and Cofins charged on finance income (2)	(68)	(53)	(88)
Gains on financial instruments – swap (Note 32)	893	—	—
Finance income from advance payments	29	—	—
Inflation adjustment in arbitration case (1) (Note 17)	77	—	—
Borrowing costs paid by related parties (Note 31)	56	—	—
Other	136	135	117

	1,706	804	1,041
FINANCE EXPENSES
Charges on loans and financings	(1,257)	(1,466)	(1,860)
Cost of debt – amortization of transaction cost (Note 22)	(33)	(67)	(68)
Foreign exchange variations – loans and financing (Note 22)	(582)	(73)	(35)
Foreign exchange variations – Itaipu	(29)
Monetary updating – loans and financings (Note 22)	(134)	(109)	(245)
Monetary updating – onerous concessions	(3)	—	(3)
Charges and monetary updating on post-employment obligations (Note 24)	(68)	(65)	(103)
Losses on financial instruments (Note 32)	—	(32)	—
Monetary updating – CCEE obligations	—	—	(10)
Monetary updating – CVA	—	(41)	—
Monetary updating – AFAC	—	239	—
Monetary updating – Advance sales of energy supply (Note 8)	(11)	(45)	—
Adjustment to present value	—	(2)	—
Other	(107)	(139)	(154)

	(2,224)	(1,800)	(2,478)

NET FINANCE INCOME (EXPENSES)	(518)	(996)	(1,437)

(1)

inflation and other adjustments on the debt assumed by Energimp arising from the decision in favor of the company in arbitration, originating from non-compliance with the deadline for wind farms to start operation, agreed in the acquisition of a 49% interest in them, in 2009. For more information see Note 17.

(2)	The Pasep and Cofins expenses apply to Interest on Equity.

31. RELATED PARTY TRANSACTIONS

Cemig’s main balances and transactions with related parties and its jointly-controlled entities are as follows:

COMPANY / item	ASSETS		LIABILITIES		REVENUE			EXPENSES

	2018	2017	2018	2017	2018	2017	2016	2018	2017	2016
Shareholder
Minas Gerais State Government
Current
Customers and traders (1)	245	55	—	—	163	136	152	—	—	—
Public Lighting Contribution (CIP) (1)	2	1	—	—	—	—	—	—	—	—
Accounts Receivable (2)	—	235	—	—	—	42	—	—	—	—
ICMS tax – early payment (3)	—	—	—		12	—	—	—	—	—
Non-current			—		—		—	—	—	—
Customers and traders (1)	—	50	—	—	—	—	—	—	—	—
Public Lighting Contribution (CIP) (1)	—	1	—	—	18	—	—	—	—	—
Accounts Receivable – AFAC (2)	246	—	—
Jointly-controlled entity
Aliança Geração
Current
Transactions with energy (4)	—	—	13	7	34	30	—	(165)	(147)	(142)
Provision of services (5)	2	2	—	—	12	13	14	—	—	—
Interest on Equity, and dividends	91	72	—	—	—	—	—	—	—	—
Baguari Energia
Current
Transactions with energy (4)	—	—	1	1	—	—	—	(10)	(7)	(7)
Services (5)	—	—	—	—	1	1	1	—	—	—
Madeira Energia
Current
Transactions with energy (4)	5	—	64	57	70	27	8	(778)	(686)	(574)
Advance for future energy supply (6)	7	66	—	—	9	—	—		—	—
Reimbursement due to cancelled contract (7)	42	—	—	—	2	—	—	—	—	—
Non-current
Advance for future energy supply (6)	—	7		—	—	—	—	—	—	—
Reimbursement for cancelled contract (7)	3	—	—	—	—	—	—	—	—	—
Norte Energia
Current
Transactions with energy (4)	—	—	6	4	16	9	2	(202)	(122)	(49)
Lightger
Current
Transactions with energy (4)	—	—	—	—	—	—	—	(21)	(19)	(19)
Hidrelétrica Pipoca
Current
Transactions with energy (4)	—	—	1	—		—	—	(19)	(15)	(16)
Interest on Equity, and dividends	—	1	—	—		—	—	—	—	—
Retiro Baixo
Current
Transactions with energy (4)	—	—	1	1		—	—	(5)	(6)	(6)
Interest on Equity, and dividends	5	3		—		—	—		—	—
Hidrelétrica Cachoeirão
Current					2	2	—	—	—	—
Transactions with energy (4)	—	—	—	—	—	—	—	—	—	—
Interest on Equity, and dividends	3	—	—	—
Renova
Current
Transactions with energy (4)	—	—	1	2	—	—	—	(81)	(179)	(159)
Non-current
Advance for future energy supply (8)	87	—	—	—	7	—	17	—	—	—
Accounts Receivable (9)	445	350	—	—	37	—	14	—	—	—
Reimbursement for suspension of supply of power (10)	52	—	—	—	52	—	—	—	—	—
Reimbursement for cessation of power purchase agreement (11)	10	—	—	—	10	—	—	—	—	—
Empresa Amazonense de Transmissão de Energia (EATE)
Current
Transactions with energy (4)	—	—	2	3	—	—	—	(19)	(26)	(25)

COMPANY	ASSETS		LIABILITIES		REVENUE			EXPENSES
	2018	2017	2018	2017	2018	2017	2016	2018	2017	2016
Light
Current
Transactions with energy (4)	—	1	1	—	60	54	59	(1)	(1)	(1)
Interest on Equity, and dividends	10	—	—	—	—	—	—	—	—	—
Taesa
Current
Transactions with energy (4)	—	—	8	12	—	—	—	(109)	(127)	(110)
Services (5)	—	—	—	—	—	1	1	—	—	—
Taesa
Cia. Transirapé de Transmissão
Current
Transactions with energy (4)	—	—	1	1	—	—	—	(10)	(10)	(9)
Provision of services (5)	—	—		—	1	1	1	—	—	—
Interest on Equity, and dividends	—	1	—	—	—	—	—	—	—	—
Axxiom
Current
Provision of services (12)	—	—	—	3	—	—	—	—	—	—
Transudeste
Current
Transactions with energy (4)	—	—	—	—	—	—	—	(1)	(2)	(1)
Provision of services (5)	—	—	—	—	1	1	1	—	—	—
Transleste
Current
Transactions with energy (4)	—	—	—	—	—	—	—	(2)	(3)	(2)
Provision of services (5)	—	—	—	—	1	1	1	—	—	—
Centroeste
Current
Interest on Equity, and dividends	1	—	—	—	—	—	—	—	—	—
LUCE
Current
Interest on Equity, and dividends	5	—	—	—	—	—	—	—	—	—
RME
Current
Interest on Equity, and dividends	2	—	—	—	—	—	—	—	—	—
Other related parties
FIC Pampulha
Current
Cash and cash equivalents	274	322	—	—	—	—	—	—	—	—
Marketable securities	727	1,037	—	—	1,106	9	197	—	—	—
(-) Marketable securities issued by subsidiary companies (Note 22)	(24)	(25)	—	—	—	—	—	—	—	—
Non-current			—		—			—
Marketable securities	101	30	—	—	—	—	—	—	—	—
Forluz
Current
Post-employment obligations (13)	—	—	123	109	—	—	—	(192)	(174)	(186)
Supplementary pension contributions – Defined contribution plan (14)	—	—		—	—	—	—	(78)	(84)	(100)
Administrative running costs (15)	—	—		—	—	—	—	(28)	(26)	(25)
Operating leasing (16)	—	—	2	5	—	—	—	(46)	(55)	(39)
Non-current
Post-employment obligations (13)	—	—	2,046	1,960	—	—	—	—	—	—
Cemig Saúde
Current
Health Plan and Dental Plan (17)	—	—	120	115	—	—	—	(186)	(193)	(187)
Non-current
Health Plan and Dental Plan (17)	—	—	2,271	1,633	—	—	—	—	—	—

The main conditions and characteristics of interest with reference to the related party transactions are:

(1)

Refers to sale of energy supply to the Minas Gerais State government. The price of the supply is set by the regulator (Aneel) through a Resolution relating to the annual tariff adjustment of Cemig D In 2017 the government of Minas Gerais State signed a debt recognition agreement with Cemig D for payment of debits relating to the supply of power due and unpaid, in the amount of R$ 113 , to be settled in 24 installments, updated monthly by the variation of the IGP-M index, up to November 2019. The first installment, of R$ 5, was paid in December 2017. Nine installments were unpaid at December 31, 2018. These receivables have guarantee in the form of Cemig’s right to retain dividends and Interest on Equity otherwise payable to the State (in proportion to the State’s equity interest in the Company), for as long as any payments are overdue or in default. The amount of the Public Lighting Contribution relating to the debt recognition agreement at January 31, 2018 is R$ 2.

(2)

Refers to the recalculation of the inflation adjustment of amounts relating to the Advance for Future Capital Increase (AFAC), which were returned to the State of Minas Gerais. Amount transferred from administrative deposit to Accounts receivable from Minas Gerais State, on September 30, 2017 (see Note 12).

(3)	Refers to financial income from ICMS tax anticipation, as per Minas Gerais State Decree 47,488.
(4)

Transactions with energy between generators and distributors were made in auctions organized by the Federal Government; transactions for transport of energy, made by transmission companies, arise from the centralized operation of the National Grid carried out by the National System Operator (ONS).

(5)	Refers to a contract to provide plant operation and maintenance services.
(6)

In 2017, payments of R$ 70 were made to Santo Antônio Energia, subsidiary of Madeira Energia: R$ 52 was advanced by Cemig GT; R$ 12 by Sá Carvalho; and R$ 6 by Rosal. The last installment was paid in January 2019.

(7)

Refers to reimbursement due to termination of contract related to change of the “power purchase agreements” (CCEARs) between Santo Antônio Energia S.A., a subsidiary of Madeira Energia, and Cemig Distribuição – totaling R$ 84, to be settled in 24 monthly installments, with inflation adjustment by the Selic rate and maturities up to January 2020. The outstanding amount at December 31, 2018 was R$ 45.

(8)

This refers to advanced payments under a Purchase Agreement for Incentive-Bearing Power becoming due in January through October 2019, to be settled by July 9, 2019, with monetary updating at 155% of the CDI rate. The advanced payment has guarantees, shared between Cemig and Light, related to their shareholding interest at Renova, dividends of its investees, and wind projects to be developed.

(9)

Cemig GT has R$445 receivable from Renova that is expected toll be paid in monthly installments up to December 2021 with financial updating at 150% to 155% of the CDI rate. The accounts receivable have guarantees, shared between Cemig and Light, related to their shareholding interest at Renova, dividends of its investees, and wind power projects to be developed.

(10)

On February 20, 2019 the Company signed the 8th amendment to the wind power purchase agreement with Renova, extending the due date of the sole payment from January 10, 2019 to July 9, 2019. The financial updating is calculated on the basis of 155% of the CDI rate. On December, 31, 2018 the amount to be reimbursed by Renova as indemnity for suspension of supply of power from July to September 2018 is R$ 52. The amount to be reimbursed by Renova is covered by guarantees, shared between Cemig and Light, related to their shareholding interest and dividends of investees of Renova and also wind projects to be developed.

(11)

On February 20, 2019, the Company signed the reimbursement contract arising from a term of assignment of a power purchase agreement for the period December 1 to 31, 2018. The amount of R$ 10 is to be settled by July 9, 2019 with monetary adjustment at 155% of the CDI rate. The amount to be reimbursed by Renova is covered by guarantees, shared between Cemig and Light, related to their shareholding interest and dividends of investees of Renova and also wind projects to be developed.

(12)	Refers to a contract for development of management software between Cemig D and Axxiom Soluções Tecnológicas S.A., instituted in the regulator (Aneel) Dispatch 2657/2017.
(13)

The contracts of Forluz are updated by the Expanded Customer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA) calculated by the Brazilian Geography and Statistics Institute (IBGE) plus interest of 6% p.a. and will be amortized up to the business year of 2031 (see Note 24).

(14)	The Company’s contributions to the pension fund for the employees participating in the Mixed Plan, and calculated on the monthly remuneration, in accordance with the regulations of the Fund.
(15)	Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s payroll.
(16)

Rental of the Company’s administrative head offices, effective starting October 2020 (able to be extended every five years, up to 2035) and February 2019 (contract in the process of renewal, able to be extended every five years, up to 2034), with annual inflation adjustment by the IPCA index and price reviewed every 60 months.

(17)	Post-employment obligations relating to the employees’ health and dental plan (see Note 24).

Dividends receivable from equity investees’ investments

Dividends receivable from Company’s equity investees are as follows:

	2018	2017
Aliança Geração	91	72
Retiro Baixo	6	3
Hidrelétrica Cachoeirão	3	-
Companhia de Transmissão Centroeste de Minas	1	-
Others	19	2

	120	77

Loans from related parties

On September 18, 2018 a loan agreement of R$ 400 was signed between Cemig GT (lender) and Cemig (borrower) to be settled in a single payment in December 2019, bears interest at 125.52% of the CDI rate. As a guarantee, Cemig signed a promissory note in the amount of R$ 442, corresponding to the amount of the debt plus the estimated interest for the 15-month period of the agreement.

In the same period, Cemig GT (lender) and Cemig D (borrower) also signed a loan contract for R$ 630, settled in November and December 2018 with interest of R$ 9 corresponding to 125.52% of the CDI rate. As guarantee, Cemig D signed a promissory note in the amount of R$ 639, corresponding to the amount of the debt plus the estimated interest for the 104 day duration of the agreement. The loan had the consent of the regulator (Aneel).

Guarantees on loans, financing and debentures

Cemig has provided guarantees on loans, financing and debentures of the following related parties – not consolidated in the financial statements because they relate to jointly-controlled entities or affiliated companies:

Related party	Relationship	Type	Objective	2018	Maturity
Norte Energia (NESA)	Affiliated	Surety	Financing	2,571	2042
Light (1)	Subsidiary	Counter-guarantee	Financing	684	2042
Santo Antônio Energia (SAESA) (2)	Jointly-controlled entity	Surety	Financing	875	2034
Santo Antônio Energia (SAESA) (2)	Jointly-controlled entity	Surety	Debentures	401	2037
Centroeste	Jointly-controlled entity	Surety	Financing	7	2023

				4,538

(1)	Related to execution of guarantees of the Norte Energia financing.
(2)	Corporate guarantee given by Cemig to Saesa. More details in Note 17.

At December 31, 2018, Management believes that there is no need to recognize any provisions in the Company’s financial statements for the purpose of meeting any obligations arising under these sureties and/or guarantees.

Cash investments at FIC Pampulha

Cemig and its subsidiaries and affiliates invest part of their financial resources in an investment fund which has the characteristics of fixed income and obeys the Company’s cash investment policy. The amounts invested by the fund at December 31, 2018 are reported in Marketable securities in current or non-current assets, or presented after deduction of the account line Debentures in Current or Non-current liabilities.

The funds applied are allocated only in public and private fixed income securities, subject only to credit risk, with various maturity periods, obeying the unit holders’ cash flow needs.

The financial investments of the investment fund in marketable securities of related parties are as follows:

Issuer of security	Type	Annual contractual conditions	Maturity	2018
				Cemig 4.65%	Cemig D 24.47%	Other subsidiaries 14.33 (2)	Total 44.20%
ETAU (1)	Debentures	108.00% of CDI	Dec. 01, 2019	1	2	2	5
Light	Promissory Note	CDI + 3.50%	Jan. 22, 2019	—	2	1	3

				1	4	3	8

Issuer of security	Type	Annual contractual conditions	Maturity	2017
				Cemig 4.17%	Cemig GT 26.85%	Cemig D 19.90%	Other subsidiaries 21.36% (2)	Total 72.28%
ETAU (1)	Debentures	108.00% of CDI	Dec. 01, 2019	—	3	2	2	7
Light	Promissory Note	CDI + 3.50%	Jan. 22, 2019	1	5	4	4	14

				1	8	6	6	21

Issuer of security	Type	Annual contractual conditions	Maturity	2016
				Cemig 10.12%	Cemig GT 20.86%	Cemig D 24.94%	Other subsidiaries 22.39% (2)	Total 78.31%
Axxiom	Debentures	109.00% of CDI Rate	Jan 29, 2017	1	1	1	1	4
ETAU (1)	Debentures	108.00% of CDI	Dec. 01, 2019	1	2	3	2	8

				2	3	4	3	12

(2)	Transmissão do Alto Uruguai S.A.
(3)	Refers to the other companies consolidated by Cemig, which also have participation in the investment funds.

Remuneration of key management personnel

The total costs of key personnel, comprising the Executive Board, the Fiscal Council, the Audit Committee and the Board of Directors in 2018, 2017 and 2016, are within the limits approved at a General Shareholders’ Meeting, and the effects on the income statements of the years ended, are as follows:

	2018	2017	2016
Remuneration	34	32	25
Profit sharing (reversal)	4	1	(1)
Assistance benefits	3	2	2

Total	41	35	26

32. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Financial instruments classification and fair value

The main financial instruments, classified in accordance with the accounting principles adopted by the Company, are as follows:

	Level	2018		2017
		Balance	Fair value	Balance	Fair value
Financial assets
Amortized cost (1)
Marketable securities – Cash investments	2	117	117	45	45
Customers and Traders; Concession holders (transmission service)	2	3,928	3,928	4,035	4,035
Restricted cash	2	91	91	106	106
Advances to suppliers	2	94	94	123	123
Customers – Accounts receivable from the State of Minas Gerais		245	245	105	105
Other accounts receivable from the State of Minas Gerais (CIP)		2	2	1	1
Accounts receivable from the State of Minas Gerais (AFAC)	2	246	246	235	235
Concession financial assets – CVA (Parcel ‘A’ Costs Variation Compensation) Account and Other financial components	3	1,081	1,081	369	369
Reimbursement of tariff subsidies	2	91	91	77	77
Low-income subsidy	2	30	30	27	27
Escrow deposits	2	2,502	2,502	2,336	2,336
Concession grant fee – Generation concessions	3	2,409	2,409	2,337	2,337
Reimbursements receivable – Transmission		1,296	1,296	1,928	1,928
Accounts receivable – Renova	2	532	532	350	350
Reimbursement – Decontracting of supply	2	97	97	—	—
Reimbursement – Assignment of contract		10	10	—	—

		12,771	12,771	12,074	12,074
Fair value through profit or loss
Cash equivalents – Cash investments		783	783	917	917
Marketable securities		—	—	—	—
Bank certificates of deposit	2	—	—	3	3
Treasury Financial Notes (LFTs)	1	254	254	740	740
Financial Notes – Banks	2	435	435	289	289
Debentures	2	7	7	11	11

		1,479	1,479	1,960	1,960
Transmission concession financial assets – remunerated by tariff		—	—	547	547
Derivative financial instruments (Swaps)	3	813	813	9	9
Derivative financial instruments (Ativas and Sonda Put options)(2)	3	4	4	4	4
Concession financial assets – Distribution infrastructure	3	396	396	371	371
Reimbursements receivable – Generation	3	816	816	1,901	1,901

		3,508	3,508	4,792	4,792

		16,279	16,279	16,866	16,866

Financial liabilities
Amortized cost (1)
Loans, financing and debentures	2	(14,772)	(14,772)	(14,398)	(14,398)
Debt with pension fund (Forluz)	2	(652)	(652)	(720)	(720)
Deficit of pension fund (Forluz)	2	(378)	(378)	(283)	(283)
Concession financial liabilities – CVA (Parcel ‘A’ Costs Variation) Account and Other financial components	3	—	—	(415)	(415)
Concessions payable	3	(19)	(19)	(21)	(21)
Minas Gerais State tax amnesty plan (PRCT)	2	—	—	(283)	(283)
Suppliers	2	(1,801)	(1,801)	(2,343)	(2,343)
Advances from customers	2	(79)	(79)	(233)	(233)

		(17,701)	(17,701)	(18,696)	(18,696)
Fair value through profit or loss
Derivative financial instruments (Swaps)	3	—	—	(41)	(41)
Derivative financial instruments (RME put options)	2	—	—	(507)	(507)
Derivative financial instruments (SAAG put options)	3	(419)	(419)	(312)	(312)

		(419)	(419)	(860)	(860)

		(18,120)	(18,120)	(19,556)	(19,556)

(1)	On December 31, 2018 and 2017, the book values of financial instruments reflect their fair values.
(2)	Options in shares of Sonda in the amount of R$ 4, recognized in the Company’s assets due to the merger of Cemig Telecom.

At initial recognition the Company measures its financial assets and liabilities at fair value and classifies them according to the accounting standards currently in effect. Fair value is a measurement based on assumptions that market participants would use in pricing an asset or liability. The Company uses the following classification to its financial instruments:

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

•

Level 2 – No active market – Valuation technique: For an instrument that does not have an active market, fair value should be found by using a method of valuation/pricing. Criteria such as data on the current fair value of another instrument that is substantially similar, or discounted cash flow analysis or option pricing models, may be used. The objective of the valuation technique is to establish what would be the transaction price on the measurement date in an arm’s-length transaction motivated by business model.

•

Level 3 – No active market – No observable inputs: The fair value of investments in securities for which there are no prices quoted on an active market, and/or of derivatives linked to them which are to be settled by delivery of unquoted securities. Fair value is determined based on generally accepted valuation techniques, such as on discounted cash flow analysis or other valuation techniques such as, for example, New Replacement Value (Valor novo de reposição, or VNR).

Fair value calculation of financial positions

Distribution infrastructure concession financial assets, and transmission concession financial assets – Assets remunerated by tariff: These are measured at New Replacement Value (Valor novo de reposição, or VNR), according to criteria established by the Concession-granting power (‘Grantor’), based on fair value of the concession assets in service and which will be revertible at the end of the concession, and on the weighted average cost of capital (WACC) defined by the Grantor, which reflects the concession holder’s return on the operations of the concession. The VNR and the WACC are public information disclosed by the Grantor and by Cemig respectively. Changes in concession financial assets are disclosed in Note 15.

Indemnifiable receivable – transmission: These are measured at New Replacement Value (Valor novo de reposição, or VNR), according to criteria established by the Concession-granting power (‘Grantor’), based on fair value of the assets to be indemnify as a result of acceptance of the terms of Law 12,783/13, and on the weighted average cost of capital (WACC) used by the Grantor, which reflects the concession holder’s return on the operations of the concession. The VNR and the WACC are public information disclosed by the Grantor and by Cemig, respectively.

Indemnifiable receivable – generation: measured at New Replacement Value (VNR), as per criteria set by regulations of the grantor power, based on the fair value of the assets to be indemnify at the end of the concession.

Marketable securities: Fair value of marketable securities is determined taking into consideration the market prices of the investment, or market information that makes such calculation possible, considering future interest rates and exchange of investments to similar securities. The market value of the security is deemed to be its maturity value discounted to present value by the discount rate obtained from the market yield curve.

Put options: The Company adopted the Black-Scholes-Merton method for measuring fair value of the SAAG, RME and Sonda options. The fair value of these options was calculated on the basis of the estimated exercise price on the day of exercise of the option, less the fair value of the underlying shares, also estimated for the date of exercise, brought to present value at the reporting date.

Swaps: Fair value was calculated based on the market value of the security at its maturity adjusted to present value by the discount rate from the market yield curve.

Other financial liabilities: Fair value of its loans, financing and debentures were determined using 141.90% of the CDI rate – based on its most recent funding. For the loans, financing, debentures and debt renegotiated with Forluz, with annual rates between IPCA + 4.70% to 8.07% and CDI + 0.64% to 3.26%, Company believes that their carrying amount is approximated to their fair value.

b) Derivative financial instruments

Put options

Company holds options to sell certain securities (put options) for which it has calculated the fair value based on the Black and Scholes Merton (BSM) model, considering the following assumptions: exercise price of the option; closing price of the underlying asset as of December 31, 2018; risk-free interest rate; volatility of the price of the underlying asset; and the time to maturity of the option.

Analytically, calculation of the exercise price of the options, the risk-free interest rate and the time to maturity is primarily deterministic, so that the main divergence in the put options takes place in the measurement of the closing price and the volatility of the underlying asset.

On December 31, 2018 and 2017, the options values were as follows:

	2018	2017
Put option for shares in RME	—	507
Put option – SAAG	419	312
Put / call options – Ativas and Sonda	(4)	(4)

	415	815

Put option – SAAG

Option contracts were signed between Cemig GT and the private pension entities that participate in the investment structure of SAAG (comprising FIP Melbourne, Parma Participações S.A. and FIP Malbec, jointly, ‘the Investment Structure’), giving those entities the right to sell units in the Funds that comprise the Investment Structure, at the option of the Funds, in the 84th (eighty-fourth) month from June 2014. The exercise price of the Put Options will correspond to the amount invested by each private pension plan in the Investment Structure, updated pro rata temporis by the Expanded National Customer Price (IPCA) index published by the IBGE, plus interest at 7% per year, less such dividends and Interest on Equity as shall have been paid by SAAG to the pension plan entities. This option was considered to be a derivative instrument, accounted at fair value through profit and loss.

For measurement of the fair value of SAAG put options Cemig GT uses the Black-Scholes-Merton (‘BCM’) model. The assumption was made that the future expenditures of FIP Malbec and FIP Melbourne are insignificant, so that the options are valued as if they hold direct equity interests at Mesa. However, neither SAAG nor Mesa have its share traded on a securities exchange, so that some assumptions are necessary for calculation of the price of the asset and its volatility for application of the BSM model. The closing price of the share of Mesa on December 31, 2018 is ascertained based on free cash flow (FCFE), expressed by equity pick-up of the indirect interests held by the FIPs. Volatility, in turn, is measured as an average of historic volatility (based on the hypothesis that the series of the difference of continuously capitalized returns follows a normal distribution) of comparable companies in the energy generation sector that are traded at Bovespa.

Based on the analysis performed, a liability of R$419 was recorded in the Company’s financial statements (R$312 on December 31, 2017), for the difference between the exercise price and the estimated fair value of the assets.

The changes in the value of the options are as follows:

Balance at December 31, 2015	148
Adjustment to fair value	48
Balance at December 31, 2016	196

Variation in fair value	121
Reversals	(5)
Balance at December 31, 2017	312

Adjustment to fair value	107

Balance at December 31, 2018	419

Cemig GT performed the sensitivity analysis of the exercise price of the option, varying the risk-free interest rate and the volatility, keeping the other variables of the model unchanged. In this context, scenarios for the risk-free interest rate at 4.86% to 8.86% p.a., and for volatility between 23% and 83% p.a., were used, resulting in estimates of minimum and maximum price for the put option of R$ 396 and R$ 449, respectively.

This option can potentially dilute basic profit per share in the future; however, they have not caused dilution of profit per share in the years presented.

Put options of RME and Lepsa’s shares

Cemig had a contract under which Fundo de Participações Redentor had the option to sell to Cemig all of its shares at RME and Lepsa. The exercise price of the option was calculated from the sum of the value of the amounts injected by the Fund into the investee, plus the operating expenses of the fund, less Interest on equity, and dividends, distributed by RME and Lepsa. The exercise price is subject to monetary adjustment by the CDI (Interbank CD) Rate plus financial remuneration at 0.9% per year.

The exercise of the options was divided into two stages, as follows: The first was exercised on November 30, 2017, when Cemig acquired the totality of Lepsa’s shares, and the totality of RME’s preferred shares, held by BB-BI, BV Financeira and Santander, which fair value was R$ 185, comprising R$ 147 in Lepsa and R$ 38 in RME.

With that exercise of the first stage of the options, Cemig increased its shareholding position at RME from 66.27 to 75% of the total capital, while continuing to own a 50% interest in the voting stock of RME; and increased its shareholding position at Lepsa from 66.62% to 100% of the total and voting stock.

On November 22, 2017 Cemig signed the First Amendment to the Shareholders’ Agreement of RME – Rio Minas Energia Participações S.A. (‘RME’), with: Banco Santander (Brasil) S.A. (‘Santander’), BV Financeira S.A. – Crédito Financiamento e Investimento (‘BV Financeira’) and BB-Banco de Investimento S.A. (‘BB-BI’), (jointly, ‘the Shareholder banks’) to formalize the partial postponement of the exercise date of the Put option granted by Cemig to the Shareholder Banks, from November 30, 2017 to November 30, 2018.

On November 30, 2018 the second stage of the options was exercised, in which Cemig acquired the totality of the common shares in RME held by BB-Banco de Investimento S.A., BV Financeira S.A. – Crédito, Financiamento e Investimento and Banco Santander (Brasil) S.A., for R$ 659, and settled all commitments to the said shareholders in relation to the put option. With this acquisition Cemig became also holder of 100% of the share capital of RME.

The change in the value of the options – the difference between the estimated fair value for the assets and the corresponding exercise price, on December 31, 2018, 2017 and 2016, is as follows:

Balance at December 31, 2015	1,245
Variation in fair value	55
Reversals	(150)

Balance at December 31, 2016	1,150
Variation in fair value	187
Written down, due to exercise of Put	(830)
Balance at December 31, 2017	507

Variation in fair value	48
Written down, due to exercise of Put	(555)

Balance at December 31, 2018	—

The effects of the options contract on the net income for 2018, 2017 and 2016 were recognized at fair value based on the Black-Scholes-Merton analysis, considering: exercise price of the option; closing price of the stock of Light on the record dates (as a reference for the value of the indirect equity interest held by the direct shareholders of RME and Lepsa in Light); risk-free interest rate; volatility of the price of the underlying asset; and time to maturity of the option.

Sonda options

As part of the shareholding restructuring, CemigTelecom and Sonda signed a Purchase Option Agreement (issued by CemigTelecom) and a Sale Option Agreement (issued by Sonda). With the merger of Cemig Telecom into Cemig, on March 31, 2018, the option contract became an agreement between Cemig and Sonda.

This resulted in Cemig simultaneously having a right (put option) and an obligation (call option). The exercise price of the put option will be equivalent to fifteen times the adjusted net income of Ativas in the year prior to the exercise date. The exercise price of the call option will be equivalent to seventeen times the adjusted net income of Ativas in the business year prior to the exercise date. Both options, if exercised, result in the sale of the shares in Ativas currently owned by the Company, and the exercise of one of the options results in nullity of the other. The options may be exercised as from January 1, 2021.

The put and call options in Ativas (‘the Ativas Options’) were measured at fair value and posted at their net value, i.e. the difference between the fair values of the two options on the reporting date of the financial statements for 2018 and 2017. Depending on the value of the options, the net value of the Ativas Options may be an asset or a liability of the Company.

The measurement has been made using the Black-Scholes-Merton (BSM) model. In the calculation of the fair value of the Ativas Options based on the BSM model, the following variables are taken into account: closing price of the underlying asset in 2018; the risk-free interest rate; the volatility of the price of the underlying asset; the time to maturity of the option; and the exercise prices on the exercise date.

The closing price of the underlying asset was based on the valuation prepared by the same specialized consulting firm responsible for calculating the options. The valuation base date is December 31, 2018, the same date as the closing of the Company’s Financial Statements, and the methodology used to calculate the fair value of the company is discounted cash flow (DCF) based on the value of the shares transaction of Ativas by Sonda, occurred on October 19, 2016. The calculation of the risk-free interest rate was based on yields of National Treasury Bills. Maturity was calculated assuming exercise date of December 31, 2021.

Considering that the exercise prices of the options are contingent upon the future financial results of Ativas, the estimated exercise prices on the maturity date was based on statistical analyses and information of comparable listed companies.

Swap transactions

Considering that part of the loans and financings of the Company’s subsidiaries is denominated in foreign currency, the companies use derivative financial instruments (swaps) to protect the servicing associated with these debts (principal plus interest).

The derivative financial instruments contracted have the purpose of protecting the operations against the risks arising from foreign exchange variation and are not used for speculative purposes.

The notional amount of derivative transactions are not presented in the statement of financial position, since they refer to transactions that do not require cash as only the gains or losses actually incurred are recorded. The net result of those transactions on December 31, 2018 was a positive adjustment of R$ 893 (negative adjustment of R$ 32 on December 31, 2017), which was posted in finance income (expenses).

The Company has a Financial Risks Management Committee, to monitor the financial risks in relation to volatility and trends of inflation index, exchange rates and interest rates that affect its financial transactions and which could negatively affect its liquidity and profitability. The Committee implements action plans and sets guidelines for proactive control of the financial risks environment.

The counterparties of the derivative transactions are the banks Bradesco, Itaú, Goldman Sachs and BTG Pactual and Cemig is guarantor of the derivative financial instruments contracted by Cemig GT.

This table presents the derivative instruments contracted by Cemig GT as of December 31, 2018 and 2017.

Assets (1)	Liability	Maturity period	Trade market	Notional amount (2)		Unrealized gain / loss		Unrealized gain / loss
						Carrying amount 2018	Fair value 2018	Carrying amount 2017	Fair value 2017
US$ exchange variation + Rate (9.25% p.y.)	Local currency + R$ 150.49% of CDI	Interest: Half-yearly Principal: Dec. 2024	Over the counter	US$	1,000	679	627	51	(32)
US$ exchange variation + Rate (9.25% p.y.)	Local currency + R$125.52% of CDI	Interest: Half-yearly Principal: Dec. 2024	Over the counter	US$	500	33	186	—	—

						712	813	51	(32)

1)

For the US$1 billion Eurobond issued on December 2017: (i) for the principal, a call spread was contracted, with floor at R$ 3.25/US$ and ceiling at R$ 5.00/US$; and (ii) a swap was contracted for the total interest, for a coupon of 9.25% p.a. at an average rate equivalent to 150.49% of the CDI.

For the additional US$500 million issuance of the same Eurobond issued on July 2018: (1) a call spread was contracted for the principal, with floor at R$ 3.85/US$ and ceiling at R$ 5.00/US$; and (2) a swap was contracted for the interest, resulting in a coupon of 9.25% p.a., with an average rate equivalent to 125.52% of the CDI rate.

2)	In millions of US$.

In accordance with market practice, Cemig GT uses a mark-to-market method to measure its derivatives financial instruments for its Eurobonds. The principal indicators for measuring the fair value of the swap are the B3 future market curves for the DI rate and the dollar. The Black & Scholes model is used to price the call spread.

The fair value at December 31, 2018 was R$ 813, which would be the reference if Cemig GT would liquidate the financial instrument on that date, but the swap contracts protect the Company’s cash flow up to the maturity of the bonds in 2024 and they have carrying value of R$ 712 at December 31, 2018.

Cemig GT is exposed to market risk due to having contracted this hedge, the principal potential impact being a change in future interest rates and/or the future exchange rates. Based on the futures curves for interest rates and dollar, Cemig GT prepare a sensitivity analyses and estimates that in a probable scenario its results would be affected by the swap and call spread at the end of the period in the amount of R$ 1.2 billion for the option (call spread), partially compensated by R$ 43 for the swap – comprising a total of R$ 1.15 billion.

The sensitivity analyses was prepared in accordance with CVM instruction 475/2008, with the objective of analyzing the impact of changes in market variables on each Company’s financial instruments.

Cemig GT has measured the effects on its net income of reduction of the estimated fair value for the ‘probable’ scenario by 25% and 50%, respectively, as follows:

	Base scenario Dec. 31, 2018	‘Probable’ scenario:	‘Possible’ scenario exchange rate depreciation and interest rate increase 25%	‘Remote’ scenario: exchange rate depreciation and interest rate increase 50%
Swap (asset)	5,981	5,934	4,875	3,921
Swap (liability)	(6,095)	(5,977)	(6,130)	(6,269)
Option / Call spread	927	1,196	588	193

Derivative hedge instrument	813	1,153	(667)	(2,155)

The same methods of measuring marked to market of the derivative financial instruments described above were applied to the estimation of fair value.

c) Financial risk management

Corporate risk management is a management tool that is part of the Company’s corporate governance practices, and is aligned with the process of planning, which sets the Company’s strategic business objectives.

The Company has a Financial Risks Management Committee, whose purpose is to implement guidelines and monitor the financial risk of transactions that could negatively affect the Company’s liquidity or profitability, recommending hedge protection strategies to minimize the Company’s exposure to foreign exchange rate risk, interest rate risk, and inflation risks, which are effective, in alignment with the Company’s business strategy.

The main risks to which the Company is exposed are as follows:

Exchange rate risk

Cemig and its subsidiaries are exposed to the risk of appreciation in exchange rates, with effect on loans and financing, suppliers, and cash flow.

The net exposure to exchange rates is as follows:

	2018		2017
Exposure to exchange rates	Foreign currency	R$	Foreign currency	R$
US dollar
Loans and financing (Note 22)	1,518	5,882	1,015	3,357
Suppliers (Itaipu Binacional)	70	268	74	240

	1,588	6,150	1,089	3,597
Loans and financing (Note 22)	—	—	1	4

Net liabilities exposed		6,150		3,601

Sensitivity analysis

Based on information from its financial consultants, the Company estimates that in a probable scenario the variation of the exchange rates of foreign currencies in relation to the Real at the end of 2019 will be an depreciation of the dollar by 1.92%, to R$3.80, and a depreciation of the euro by 1.55%, to R$4,37. The Company has prepared a sensitivity analysis of the effects on the Company’s net income arising from depreciation of the Real exchange rate by 25%, and by 50%, in relation to this ‘probable’ scenario.

Risk: foreign exchange rate exposure	Base Scenario	‘Probable’ scenario US$1=R$ 3.80 EUR1= R$ 4.37	‘Possible’ scenario Appreciation 25.00% US$1= R$ 4.75 EUR1= R$ 5.46	‘Remote’ scenario Appreciation 50.00% US$1=R$ 5.70 EUR1= R$ 6.55
US dollar
Loans and financings (Note 22)	5,882	5,769	7,212	8,654
Suppliers (Itaipu Binacional)	268	263	328	394

	6,150	6,032	7,540	9,048

Net liabilities exposed	6,150	6,032	7,540	9,048

Net effect of exchange rate fluctuation		(118)	1,390	2,898

Company has entered into swap operations to replace the exposure to the US dollar fluctuation with exposure to fluctuation in the CDI Rate, as described in more detail in the item ‘Swap Transactions’ in this Note.

Interest rate risk

The Company is exposed to the risk of increase in Brazilian domestic interest rates. This exposure occurs as a result of net liabilities indexed to variation in interest rates, as follows:

Risk: Exposure to domestic interest rate changes	2018	2017
Assets
Cash equivalents – Cash investments (Note 6) – CDI	783	917
Marketable securities (Note 7) – CDI / SELIC	813	1,088
Accounts receivable – Renova (Note 31) – CDI	532	350
Advance for future delivery of energy – CDI	94	123
Restricted cash – CDI	91	106
CVA and in tariffs (Note 15) – SELIC	1,081	369
Receivable for residual value – Generation (Note 15) – SELIC	—	1,084
Reimbursement due to termination of contract (Note 31) – SELIC / CDI	97	—
Reimbursement related to cancelled contracts – CDI	10	—
Credits owed by Eletrobras	—	4

	3,501	4,041
Liabilities
Loans, financing and debentures (Note 22) – CDI	(4,920)	(7,202)
Loans, financing and debentures (Note 22) – TJLP	(249)	(119)
Advance sales of energy supply – CDI	(79)	(188)
CVA and Other financial components (Note 15) – SELIC	—	(415)
Adherence to the Tax Anmesty Program (PRCT) (Note 20) – SELIC	—	(283)

	(5,248)	(8,207)

Net liabilities exposed	(1,747)	(4,166)

Sensitivity analysis

In relation to the most significant interest rate risk, Company estimates that, in a probable scenario, at December 31, 2019 Selic and TJLP rates will be 6.5% and 6.4757%, respectively. The Company has made a sensitivity analysis of the effects on its net income arising from increases in rates of 25% and 50% in relation to the ‘probable’ scenario. Fluctuation in the CDI rate accompanies the fluctuation of Selic rate.

	2018	2019

Risk: Increase in Brazilian interest rates	Book value	‘Probable’ scenario Selic 6.50% TJLP 6.48%	‘Possible’ scenario Selic 8.12% TJLP 8.09%	‘Remote’ scenario Selic 9.75% TJLP 9.71%
Assets
Cash equivalents (Note 6) – CDI	783	834	847	860
Marketable securities (Note 7) – CDI / SELIC	813	865	878	891
Accounts receivable – Renova (Note 31) – CDI	532	567	576	584
Advance for future delivery of energy – CDI	94	100	102	103
Restricted cash – CDI	91	97	98	100
CVA and Other financial components – SELIC	1,081	1,151	1,168	1,186
Reimbursement due to termination of contracts (Note 31) – SELIC / CDI	97	104	105	107
Reimbursement – cancelled contracts – CDI	10	11	11	11

	3,501	3,729	3,785	3,842
Liabilities
Loans and financing (Note 22) – CDI	(4,920)	(5,239)	(5,319)	(5,399)
Loans and financing (Note 22) – TJLP	(249)	(266)	(270)	(274)
Advanced sales of energy (Note 8) – CDI	(79)	(85)	(86)	(87)

	(5,248)	(5,590)	(5,675)	(5,760)

Net assets (liabilities) exposed	(1,747)	(1,861)	(1,890)	(1,918)

Net effect of fluctuation in interest rates		(114)	(143)	(171)

Increase in inflation risk

This table presents the Company’s net exposure to inflation index:

Exposure to increase in inflation	2018	2017
Assets
Concession financial assets related to Distribution infrastructure – IPCA (1)	396	111
Receivable from Minas Gerais state government (Debt recognition agreement) – IGPM index (Note 12 and 31)	247	108
Receivable from Minas Gerais state government (AFAC) – IGPM (Note 12 and 31)	246	235
Receivable for residual value – Transmission – IPCA (Note 15)	1,296	1,928
Transmission – Assets remunerated by tariff – IPCA index (Note 15)	—	496
Concession Grant Fee – IPCA (Note 15)	2,409	2,337

	4,594	5,215
Liabilities
Loans, financing and debentures – IPCA (Note 22)	(3,791)	(3,801)
Debt with pension fund (Forluz) – IPCA	(652)	(721)
Deficit of pension plan (Forluz) – IPCA	(378)	(283)

	(4,821)	(4,805)

Net assets (liabilities) exposed	(227)	410

(1)	Portion of the concession financial assets relating to the Regulatory Remuneration Base of Assets ratified by the regulator (Aneel) after the 3rd tariff review cycle.

Sensitivity analysis

In relation to the most significant risk of reduction in inflation index, reflecting the consideration that the Company has more assets than liabilities indexed to inflation indices, the Company estimates that, in a probable scenario, at December 31, 2019 the IPCA inflation index will be 4.0881% and the IGPM inflation index will be 4.35%. The Company has prepared a sensitivity analysis of the effects on its net income arising from a reduction in inflation of 25% and 50% in relation to the ‘probable’ scenario.

Risk: increase in inflation	2018	2019
	Amount Book value	‘Probable’ scenario IPCA 4.28%	‘Possible’ scenario (25%) IPCA 5.11% IGPM 5.44%	Amount Book value
Assets
Concession financial assets related to Distribution infrastructure – IPCA (1)	396	412	416	420
Receivable from Minas Gerais state government (Debt recognition) – IGPM (Note 31)	247	258	260	263
Accounts receivable from Minas Gerais state government (AFAC) – IGPM index (Note 31)	246	256	259	262
Receivable for residual value – Transmission – IPCA (Note 15)	1,296	1,349	1,363	1,376
Concession Grant Fee – IPCA (Note 15)	2,409	2,507	2,532	2,557

	4,594	4,782	4,830	4,878
Liabilities
Loans, financing and debentures – IPCA – IPCA	(3,791)	(3,946)	(3,985)	(4,024)
Debt agreed with pension fund (Forluz) – IPCA	(652)	(679)	(685)	(692)
Deficit of pension plan (Forluz) – IPCA	(378)	(393)	(397)	(401)

	(4,821)	(5,018)	(5,067)	(5,117)

Net liability exposed	(227)	(236)	(237)	(239)

Net effect of fluctuation in IPCA and IGP–M indices		(9)	(10)	(12)

(1)	Portion of the Concession financial assets relating to the Regulatory Remuneration Base of Assets ratified by the regulator (Aneel) after the 3rd tariff review cycle.

Liquidity risk

Cemig has sufficient cash flow to cover the cash needs related to its operating activities.

The Company manages liquidity risk with a group of methods, procedures and instruments that are coherent with the complexity of the business, and applied in permanent control of the financial processes, to guarantee appropriate risk management.

Cemig manages liquidity risk by permanently monitoring its cash flow in a budget-oriented manner. Balances are projected monthly, for each one of the companies, over a period of 12 months, and daily liquidity is projected over 180 days.

Short-term investments must comply with investing principles established in the Company’s Cash Investment Policy, which was approved by the Financial Risks Management Committee. These include applying its resources in private credit investment funds, without market risk, and investment of the remainder directly in bank CDs or repo contracts which earn interest at the CDI rate.

In managing cash investments, the Company seeks to obtain profitability through a rigid analysis of financial institutions’ credit risk, applying operational limits for each bank, based on assessments that take into account their ratings, exposures and balance sheet. It also seeks greater returns on investments by strategically investing in securities with longer investment maturities, while bearing in mind the Company’s minimum liquidity control requirements.

Any reduction in the Company’s ratings could result in a reduction of its ability to obtain new financing and could also make refinancing of debts not yet due more difficult or more costly. In this situation, any financing or refinancing of the Company’s debt could have higher interest rates or might require compliance with more onerous covenants, which could additionally cause restrictions to the operations of the business.

The flow of payments of the Company’s obligation to suppliers, debts with the pension fund, loans, financing and debentures, at floating and fixed rates, including future interest up to contractual maturity dates, is as follows:

	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at (interest rates):
- Floating rates
Loans, financing and debentures	111	975	2,101	10,081	7,803	21,071
Onerous concessions	—	—	2	8	14	24
Debt with pension plan (Forluz) (Note 24)	12	23	106	626	87	854
Deficit of the pension plan (FORLUZ) (Note 24)	4	7	33	192	477	713

	127	1,005	2,242	10,907	8,381	22,662
- Fixed rate
Suppliers	1,659	141	1	—	—	1,801

	1,786	1,146	2,243	10,907	8,381	24,463

Credit risk

The distribution concession contract requires levels of service on a very wide basis within the concession area, and disconnection of supply of defaulting customers is permitted. Additionally, the Company uses numerous tools of communication and collection to avoid increase in default. These include: telephone contact, emails, text messages, collection letters, posting of customers with credit protection companies, and collection through the courts.

The risk arising from the possibility of Cemig and its subsidiaries incurring losses as a result of difficulty in receiving amounts billed to its customers is considered to be low. The credit risk is also reduced by the extremely wide customers’ base.

The allowance for doubtful accounts receivable recorded on December 31, 2018, considered to be adequate in relation to the credits in arrears receivable by the Company, was R$751 (R$546 on December 31, 2017).

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

As a management instrument, Cemig and its subsidiaries divide the investment of its funds into direct purchases of securities (own portfolio) and investment funds. The investment funds invest the funds exclusively in fixed income products, having companies of the Group as the only unit holders. They obey the same policy adopted in the investments for the Company’s directly-held own portfolio.

The minimum requirements for concession of credit to financial institutions are centered on three items:

1.	Rating by three risk rating agencies.

2.	Equity greater than R$ 400 million.

3.	Basel ratio one percentage point above the minimum set by the Brazilian Central Bank.

Banks that exceed these thresholds are classified in three groups, by the value of their equity; and within this classification, limits of concentration by group and by institution are set:

Group	Equity	Concentration	Limit per bank (% of equity)*
A1	Over R$ 3.5 billion	Minimum of 80%	Between 6% and 9%
A2	R$ 1.0 billion to R$ 3.5 billion	Maximum 20%	Between 5% and 8%
B	R$ 400 million to R$ 1.0 billion	Maximum 20%	Between 5% and 7%

*	The percentage assigned to each bank depends on individual assessment of indicators, e.g. liquidity, and quality of the credit portfolio.

Further to these points, Cemig also sets two concentration limits:

1.	No bank may have more than 30% of the Group’s portfolio.

2.	No bank may have more than 50% of the portfolio of any individual company.

Risk of over-contracting and under-contracting of energy supply

Sale or purchase of energy supply in the spot market to cover a positive or negative exposure of supply contracted, to serve the captive market of Cemig D, is an inherent risk to the energy distribution business. The regulatory agent limits for 100% pass-through to customers the exposure to the spot market, valued at the difference between the distributor’s average purchase price and the spot price (PLD), is only the margin between 95% and 105% of the distributor’s contracted supply. Any exposure that can be proved to have arisen from factors outside the distributor’s control (‘involuntary exposure’) may also be passed through in full to customers. Company’s management is continually monitories its contracts for purchase of energy supply to mitigate the risk of exposure to the spot market.

Risk of continuity of the concession

The risk to continuity of the distribution concession arises from the new terms included in the extension of Cemig D’s concession for 30 years from January 1, 2016, as specified by Law 12,783/13. The extension introduced changes to the present contract, conditional upon compliance by the distributor with new criteria for quality, and for economic and financial sustainability.

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

Additionally, as from 2021, non-compliance with the quality criteria for three consecutive years, or the minimum parameters for economic/financial sustainability for two consecutive years, results in opening of proceedings for termination of the concession.

The efficiency criteria for continuity of supply and for economic and for financial management, required to maintain the distribution concession, were met in the year ended December 31, 2018.

Hydrological risk

The greater part of the energy sold by the Company’s subsidiaries is generated by hydroelectric plants. A prolonged period of drought can result in lower water volumes in the reservoirs of these plants, which can lead to an increase in the cost of acquisition of energy, due to replacement by thermoelectric generation, or reduction of revenues due to reduction in consumption caused by implementation of wide-ranging programs for saving of energy. Prolongation of the generation of energy using the thermal plants could pressure costs of acquisition of supply for the distributors, causing a greater need for cash, and could result in future increases in tariffs.

Risk of debt early maturity

The Company’s subsidiaries have loan contracts with restrictive covenants normally applicable to this type of transaction, related to compliance with a financial index. Non-compliance with these covenants could result in earlier maturity of debts.

On December, 31, 2018, the Company was compliant with all the covenants for financial index requiring half-yearly and annual compliance. More details in Note 22.

Capital management

This table shows comparisons of the Company’s net liabilities and its Equity on December 31, 2018 and 2017:

	2018	2017
Total liabilities	43,916	27,910
(–) Cash and cash equivalents	(891)	(1,030)
(–) Restricted cash	(91)	(106)

Net liabilities	42,934	26,774

Total equity	15,939	14,330

Net liabilities / equity	2.70	1.87
33. ASSETS AS HELD FOR SALE AND DISCONTINUED OPERATIONS

On December 31, 2018 assets and liabilities classified as held for sale, and the results of discontinued operations, were as follows:

	Investments	Telecom assets	Total

Assets	19,446	—	19,446
Liabilities	(16,272)	—	(16,272)

Net Asset	3,174	—	3,174

Attributed equity holders of the parent	1,818	—	1,818
Attributed to non-controlling interests	1,356	—	1,356
Net income (loss) from discontinued operations	73	290	363

Attributed to equity holders of the parent	32	290	322
Attributed to non-controlling interests	41	—	41

Basic and diluted earnings per preferred share from discontinued operations – R$			0,22
Basic and diluted earnings per common share from discontinued operations – R$			0,22

The changes in assets and liabilities classified as held for sale in 2018 were as follows:

Reclassification of investments – Note 17(*)	1,786
The changes in assets and liabilities classified as held for sale in 2018 were as follows:	32

1,818

(*)	Net value of the adjustment to fair value, less costs of disposal (R$ 42).

Telecom assets:

On May 25, 2018 Cemig announced its intention to sell certain telecom assets that were acquired in the merger of Cemig Telecomunicações with Company on March 31, 2018.

The assets that were the subject of the tender were a group of the Company’s assets, and positions in infrastructure and services contracts. They were separated into two lots where the winning bid for Lot 1, presented by American Tower do Brasil – Comunicação Multimídia Ltda., was for R$ 576, i.e. 71.87% above the minimum sales price specified in the tender announcement. The winning bid for Lot 2, presented by Algar Soluções em TIC S.A., was for R$ 79, or 141.05% above the minimum sale value specified in the tender announcement.

Considering the requirements of IFRS 5, Company classified the telecom assets subject to the tender offer as held for sale, and discontinued operations.

In November 2018, the sale of these assets was completed for and amount of R$ 655 paid in cash. The carrying value of these asset amounted to R$ 277, which resulted in the recognition of a gain on sale of R$ 378.

The detail of Telecom assets results presented as discontinued operations on Company’s net income was as follows:

2018
Results of discontinued operations
Net revenue	119

Outsourced services expenses	(23)
Depreciation and amortization	(15)
Gain on disposal of assets	378
Other operating expenses, net	(21)

Income before finance income (expenses) and taxes	438

Finance income	1
Income before income and social contribution taxes	439
Current income and social contribution taxes	(145)
Deferred income and social contribution taxes	(4)

Net income	290

The effects on cash flow arising from the disposal of the telecom assets are as follows:

Consolidated
Operational activity – gain on sale of investment	(378)
Investment activity – amount of sale	655

277

Light S.A.

Upon obtaining control of Light (See Note 17.1), on November 27, 2018, the Board of Directors committed as a priority for 2019, to dispose of its controlling interest in Light, on conditions that would be compatible with the market and also in accordance with the interests of shareholders. The Company expects to complete the sale until the end of 2019.

As a result, the Company has assessed if the provisions of IFRS 5 – Non-current assets held for sale and discontinued operations, were met and concluded that the sale is highly probable within the near future. Thus the Company has evaluated the effects on the investments held in the investees LightGer, Axxiom, Guanhães and UHE Itaocara, which were jointly controlled by the Company and Light.

This table provides the information on the assets and liabilities of the investments classified as discontinued operations on December, 31, 2018:

	Light	LightGer	Guanhães	Axxion	Itaocara	Total
ASSETS
Assets classified as held for sale
Cash and cash equivalents	707	58	5	7	5	782
Marketable securities	977	—	—	—	—	977
Customers and traders	2,855	11	—	—	—	2,866
Recoverable taxes	75	—	—	1	—	76
Accounts receivable	344	—	—	20	—	364
Inventories	38	—	—	—	—	38
Concession financial assets	564	—	—	—	—	564
Other current assets	75	—	—	—	—	75

Total, current assets	5,635	69	5	28	5	5,742

Customers and traders	1,013	—	—	—	—	1,013
Recoverable taxes	52	—	2	—	—	54
Deferred income and social contribution taxes	405	—	—	18	—	423
Financial assets of the concession	4,420	—	—	—	—	4,420
Concession contract assets	330	—	—	—	—	330
Property, plant and equipment	1,560	131	345	1	6	2,043
Intangible assets	3,097	—	3	6	9	3,115
Capex	547	—	—	—	—	547
Other non-current assets	804	1	13	2	—	820

Total, non-current assets	12,228	132	363	27	15	12,765

Total assets of subsidiaries classified as held for sale	17,863	201	368	55	20	18,507

LIABILITIES
Liabilities directly associated to assets held for sale
Suppliers	2,119	34	13	3	—	2,169
Loans, financing and debentures(1)	1,996	8	13	9	—	2,026
Taxes and social contribution payable	339	1	—	1	—	341
Other current liabilities	824	1	1	19	—	845

Total, non-current liabilities	5,278	44	27	32	—	5,381

Loans, financing and debentures(1)	8,032	71	139	1	—	8,243
Taxes and social contribution payable	305	—	1	1	—	307
Other non-current liabilities(2)	859	—	4	4	9	876

Total, non-current liabilities	9,196	71	144	6	9	9,426

Total liabilities of subsidiaries associated with assets classified as held for sale	14,474	115	171	38	9	14,807

(1)

Certain loans, financing and debentures agreements of Light S.A. and subsidiaries has clauses that may cause the early maturity of debt, including cross default. The early maturity only occurs when one of the ratios has not been complied with in two consecutive quarters or four intercalate quarters, and when certain nonfinancial covenants have not been complied with. Loans, financing and debentures agreements require that Light S.A. and subsidiaries to maintains certain net debt/EBITDA ratios and covenants. On December 31, 2018, Light S.A. and subsidiaries were in conformity with the required debt covenants, except for the Bonds. The Bonds have restrictive debt covenants and, on December 31, 2018, the subsidiary exceeded the limit of 3.50 times net debt/EBITDA ratio, thus being obliged to respect the limits for contracting new debts until it resumes compliance with the established covenants. As of December 31, 2018, the lack of compliance by Light to the debt/EBITDA ratio had no impact in any other covenants of Light and/or the Company.

(2)

Light S.A. and subsidiaries are parties in tax, labor, civil lawsuits and regulatory proceedings in several courts. Management periodically assesses the risks of contingencies related to these proceedings, and as of December 31, 2018, based on the legal counsel’s opinion, recorded a provision of R$ 476,244, regarding unfavorable decisions that are probable and whose amounts are quantifiable. As of December 31, 2018, Light S.A. and subsidiaries are parties to civil, labor and tax lawsuits in the amounts of R$909, R$320 and R$4,467, respectively, whose risk of loss Management believes is less than probable, based on the opinion of its legal counsels. Therefore, no provision was established.

The results of these discontinued operations for the month of December 2018 are as follows:

	31/12/2018
	Light	LightGer	Guanhães	Axxion	Itaocara	Total
Results of discontinued operations
Net revenue	1,052	4	1	6	—	1,063
General costs and expenses	(980)	(2)	29	(3)	—	(956)
Share of (loss) profit of subsidiaries and joint ventures, and goodwill	(9)	—	—	—	—	(9)
Income before finance income (expenses) and taxes	63	2	30	3	—	98
Finance income	92	—	—	—	—	92

Finance expenses	(44)	—	—	—	—	(44)
Income before income and social contribution taxes	111	2	30	3	—	146

Current income and social contribution taxes	(14)	—	—	5	—	(9)
Deferred income and social contribution taxes	(38)	—	—	—	—	(38)
Net income of discontinued operations in the period	59	2	30	8	—	99

34. INSURANCE

The Company and its subsidiaries maintain insurance policies to cover damages on certain assets, in accordance with orientation by specialists, as listed below, taking into account the nature and the degree of risk, for amounts considered sufficient to cover any significant losses related to its assets and responsibilities. The risk assumptions adopted, due to their nature, are not part of the scope of an audit of the financial statements, and consequently were not examined by the external auditors.

	Coverage	Coverage period	Amount insured (1)		Annual premium (1)
Companhia Energética de Minas Gerais
Facilities in buildings	Fire	Jan. 8, 2019 to Jan. 8, 2020	R$	6,628	R$	1
Cemig Geração e Transmissão
Air transport / Aircraft	Fuselage Third party	April 29, 2018 to April 29, 2019 April 29, 2018 to April 29, 2019	US$ US$	4,385 14,000	US$	49
Warehouse stores	Fire	Nov. 2, 2018 to Nov. 2, 2020	R$	21,775	R$	22
Buildings	Fire	Jan. 8, 2019 to Jan. 8, 2020	R$	271,446	R$	59
Telecoms equipment	Fire	Jan. 8, 2019 to Jan. 8, 2020	R$	11,514	R$	5
Operational risk	—	Dec. 7, 2018 to Dec. 7, 2019	R$	992,147	R$	1,332
Cemig Distribuição
Air transport / Aircraft / Guimbal equipment	Fuselage Third party	April 29, 2018 to April 29, 2019	US$ USS	3,285 14,000	US$	35
Warehouse stores	Fire	Nov. 2, 2018 to Nov. 2, 2020	R$	164,514	R$	169
Facilities in buildings	Fire	Jan. 8, 2019 to Jan. 8, 2020	R$	436,994	R$	94
Telecoms equipment	Fire		R$	17,208	R$	7
Operational risk – Transformers above 15MVA and other energy distribution equipment with value above R$ 1,000 (2)	Total	Dec. 7, 2018 to Dec. 7, 2019	R$	542,976	R$	729
Gasmig
Gas distribution network / Third party	Third party	Dec. 15, 2018 to Dec. 15, 2019		60,000	R$	398
Own vehicle fleet (Operation)	Damage to third parties only	Jul. 7, 2018 to Jul. 7, 2019		500	R$	3
Own vehicle fleet (Directors)	Full cover	Oct. 25, 2018 to Oct. 25, 2019		100	R$	2
Facilities—multirisk (3)	Robbery, theft and fire	Jan. 1, 2018 to Jan. 1, 2019		41,374	R$	50

(1)	Amounts expressed in R$ ‘000 or US$’000.
(2)	Maximum indemnity limit: R$ 231 million for Cemig GT
(3)	Contracting of a new policy is in progress.

The Company, except for its aircraft, does not have third party liability insurance covering accidents, and is not seeking proposals for this type of insurance. Additionally, Company has not sought proposals for, and does not have current policies for, insurance against events that could affect its facilities such as earthquakes, floods, systemic failures or business interruption. The Company has not suffered significant losses arising from the above-mentioned risks.

35. COMMITMENTS

Cemig and its subsidiaries have contractual obligations and commitments that include, mainly purchase of energy from Itaipu and other sources and operating leasing transactions, as follows:

	2019	2020	2021	2022	2023	After 2024	Total
Purchase of energy from Itaipu	1,352	1,416	1,381	1,440	1,532	45,656	52,777
Purchase of energy – auctions	2,753	3,129	3,525	3,808	4,293	85,444	102,952
Purchase of energy – ‘bilateral contracts’	314	333	349	366	385	469	2,216
Quotas of Angra 1 and Angra 2	267	285	291	305	321	12,431	13,900
Transport of energy from Itaipu	233	237	220	207	217	6,962	8,076
Other energy purchase contracts	3,963	3,041	3,057	3,814	3,395	37,159	54,429
Physical quota guarantees	858	896	933	979	1,028	39,890	44,584
Operating leasing transactions (1)	75	69	30	—	—	—	174

Total	9,815	9,406	9,786	10,919	11,171	228,011	279,108

1)

This refers to the total of non-cancellable future minimum payments on vehicle rental for the company’s end-activities, with annual adjustment by the IGP–M inflation index, without renewal clauses; and rental of real estate properties at the administrative headquarters for end-activities (more details in Note 31).

36. THE ANNUAL TARIFF ADJUSTMENT

On May, 28, 2018, the regulator (Aneel) approved the Annual Tariff Adjustment for Cemig D. This provided a tariff increase of 23.19%, whereas 4.30% correspond to Cemig D’s manageable costs and the remaining 18.89% has zero economic effect, not affecting profitability, because it represents direct pass-through, within the tariff, relating to the following items: (i) increase of 9.00% in non-manageable (‘Parcel A’) costs – mainly purchase of energy supply and transmission charges; and (ii) 9.89% increase in the Other financial components element of the tariff.

The increase is in effect from May 28, 2018 to May 27, 2019.

37. NON-CASH TRANSACTIONS

On 2018, 2017 and 2016, the Company had the following transactions not involving cash, which are not reflected in the Cash flow statement:

•	Capitalized financial costs of R$ 31 on 2018 (R$ 71 on 2017, R$ 142 on 2016).

•

Except for the cash arising from the acquisition of the subsidiaries Parajuru and Volta do Rio amounting R$ 4, and the payment of R$ 5, this business combination did not generate effects in the Company’s cash flow.

•

Except for the consideration paid for acquisition of an additional equity interest at RME and control of Light, in the amount of R$ 104, and the cash arising from RME, of R$ 67, this business combination did not generate effects in the Company’s cash flow.

38. SUBSEQUENT EVENTS

•	Acquisition of equity interest at Centroeste

On January 15, 2019 the Company became aware of the ratification by Centrais Elétricas Brasileiras S.A. (‘Eletrobras’) of the result of Eletrobras Auction 01/2018, relating to the exercise by Cemig of its first refusal right to acquire an equity interest in Companhia de Transmissão Centroeste de Minas Gerais S.A. (‘Centroeste’), as mentioned in Note 17.

•	Renova

Extension and renewed debt agreements with related parties

On February 20, 2019, Cemig GT and Renova signed the first amendment to Debt Recognition Agreement (‘TARD’) 01/2018, and the eighth amendment to TARD 047/2016, postponing the due dates of payments by Renova until July 9, 2019, with financial adjustment at 155% of the CDI rate from the original maturity date until actual settlement.

On the same day new debt recognition agreements were signed, for recognition of debts contracted by Renova in the total amount of R$ 139, with settlement to be made by July 9, 2019, and financial updating at 155% of the CDI rate.

Sale of Alto Sertão III

On March 21, 2019 the Board of Directors accepted a new binding offer presented by AES Tietê Energia S.A., for acquisition of all the shares in the special-purpose companies comprising the Alto Sertão III wind farm complex belonging to Renova. The transaction was still subject to satisfactory negotiation of the definitive documents between the parties involved, which are to include compliance with conditions precedent, and the necessary approvals for completion.

Signature of contract to acquire interest in Renova, and public offer for shares

On March 21, 2019 a share purchase agreement was signed for acquisition by Cemig GT and Light Energia S.A. (‘Light Energia’) of up to 7,282,036 shares in Renova owned by CGI funded investments in parts but signs (‘CG I’) and certain parties related to that Fund. The shares to be acquired from CGI include the shares currently bound by the Shareholders’ Agreement of Renova, signed on December 19, 2014.

The shares in CG I will be acquired in the proportion of 67.85% by Cemig GT and 32.15% by Light Energia and, in consideration CG I will receive securities issued by Light Energia and by Cemig GT in the same proportion, corresponding to nominal value of R$ 14.68 per share in Renova, common or preferred, which will be subject to adjustments arising, among other matters, from the following: (i) the costs incurred for regularization of land ownership of Renova; and (ii) existence of certain contingencies up to the date of closing of the transaction.

The Agreement also provides that certain common shares owned by CG I shall be converted into preferred shares, enabling Cemig GT to form ‘Units’ in Renova in the terms specified in Article 54 of the by-laws of Renova. As a result, after the closing, Cemig GT will be owner of 50% or less of the common shares in Renova.

The closing of the acquisition of shares is subject to compliance with the conditions that are usual in this type of transaction, and to completion of the acts of financial restructuring of Renova.

Also, the Board of Directors of Cemig GT have approved, subject to the closing of the share acquisition, a Public Offering to Acquire Shares in Renova, to be made by Cemig GT and Light Energia, on a date to be announced, in which the shareholders of Renova will be offered equal treatment to that being offered to CG I.

On April 24, 2019, Cemig GT received notice from BNDES Participações S.A. (‘BNDESPar’), of exercise of BNDESPar’s right of joint sale (‘tag-along’) over the totality of the shares held by BNDESPar at Renova, comprising 696,683 Units representing a total of 5.01% of the share capital of Renova – in accordance with the terms of the Shareholders’ Agreement to which Cemig GT adhered on September 29, 2014. Under that Shareholders’ agreement, in the event of any of the controlling shareholders of Renova wishing to transfer any shares bound by that agreement, BNDESPar has a right of joint sale, giving it the option of transferring its entire holding of Units (each Unit comprising two preferred shares and one common share) to the acquiring party, in the same transaction and on the same terms. The transaction is still subject to several conditions precedent specified in the Share Purchase Agreement.

Debt restructuring

On March 21, 2019, the Board of Directors approved the re-profiling of the debts of Renova with related parties: R$ 768 owed to Cemig GT, and R$ 253 owed to Light Comercializadora de Energia S.A. (‘LightCom’) on base dates March 2019; and the debts to Citibank and BTG Pactual, of approximately R$ 176 and R$ 179, respectively.

The re-profiled debts will have maturity of six years, grace period of one year and interest at 155% of the CDI rate, with asset and/or surety guarantees.

On May 3, 2019, the debt renegotiation instruments were signed by Renova, Citibank and BTG Pactual.

The transactions with Cemig GT and Light are still subject to satisfactory negotiation of the definitive documents between the parties involved.

•	Light

Extension of loan with Citibank

On February 1, 2019 the transaction between the affiliated company Light Sesa and Citibank under Resolution 4131, for R$ 657, was refinanced. The new transaction has a grace period of one year for the principal, half-yearly amortization, quarterly interest payments, and maturity in August 2022. A swap transaction was contracted on 100% of the principal, interest and tax at a cost of CGI +2.20% p.a.

Funding raised for 2017-18 capex

On February 26, 2019, the subsidiary Light Sesa received R$ 200, the first release of funds under the contract with the BNDES for financing of capex for 2017–18. The cost of the transaction is TLP +3.16% p.a., with maturity at seven years and monthly amortization.

Tariff adjustment, and Extraordinary Tariff Review

On March 12, 2019 the regulator (Aneel) approved the process of adjustment of the tariffs of the subsidiary Light Sesa. The result provides an average increase in the tariff to the customer of 11.12%, and covers all the customer categories. The new tariffs come into effect since March 15, 2019. In a public meeting held on March 26, 2019, the regulator (Aneel) also approved an extraordinary tariff review for the subsidiary Light Sesa, considering only the inclusion of a negative financial item to reflect the early settlement of the amortization of the lending contracted with the Wholesale Power Exchange (ECE) in management of the Regulated Market Account (the ACR Account’), under Normative Resolution 612 of 2014. The average effect for customers will be a reduction of 2.30%, coming into effect on April 1, 2019.

16th Issue of debentures of subsidiary Light SESA

On May 7, 2019, the 16th issue of debentures of the subsidiary Light SESA, in the amount of R$617,950, was placed through three series, bears interest rates from CDI + 0.90% to CDI + 1.35% and maturity from April 15, 2022 to April 15, 2025.

•	Merger of LEPSA e RME into Cemig

On April 24, 2019 the merger of the subsidiaries Lepsa and RME into the Company was completed.

Since this is a merger of wholly-owned subsidiaries, there will be no capital increase nor need for issue of new shares by Cemig. This merger does not change the aggregate percentage equity interest in Light held by Cemig.