Form 20-F/A
period 2018-12-31
ENERGY CO OF MINAS GERAIS
filed 2019-06-03
CIK 1157557

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

Avenida Barbacena, 1200, Belo Horizonte, M.G., 30190-131

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol (s).	Name of exchange on which registered:
Preferred Shares, R$5.00 par value	CIG	New York Stock Exchange*
American Depositary Shares, each		New York Stock Exchange
representing 1 Preferred Share, without par value
Common Shares, R$5.00 par value		New York Stock Exchange*
American Depositary Shares, each	CIG.C	New York Stock Exchange
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

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F of ENERGY CO OF MINAS GERAIS (the “Company”) amends the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 (the “Original 20-F”), which was filed with the Securities and Exchange Commission on May 16, 2019.

The Company is filing this Amendment No. 1 solely to furnish Exhibit 101, which was not included in the Original 20-F. Exhibit 101 includes information about the Company in extensible Business Reporting Language (XBRL). Except as described above, this Amendment No. 1 does not amend any information set forth in the Original 20-F, and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to May 16, 2019.

PART III

ITEM 19.	EXHIBITS

Exhibit Number	Description
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By:	/s/ Cledorvino Belini
Name:	Cledorvino Belini
Title:	Chief Executive Officer

Date: June 03, 2019

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By:	/s/ Maurício Fernandes Leonardo Júnior
Name:	Maurício Fernandes Leonardo Júnior
Title:	Chief Officer for Finance and Investor Relations

Date: June 03, 2019