Form 20-F
period 2020-12-31
ENERGY CO OF MINAS GERAIS
filed 2021-04-30
CIK 1157557

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

1200, Avenida Barbacena; Belo Horizonte/MG, Brazil CEP 30190-131

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

566,036,634 Common Shares

1,127,325,434 Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐No ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes ☐ No ☒

PART I

PRESENTATION OF FINANCIAL INFORMATION

The Companhia Energética de Minas Gerais – CEMIG is a state-controlled mixed capital company (‘sociedade por ações, de economia mista’) organized under the laws of the Federative Republic of Brazil, or Brazil. References in this annual report to ‘CEMIG’, the ‘CEMIG Group’, the ‘Company’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ are to Companhia Energética de Minas Gerais – CEMIG and its consolidated subsidiaries, and references to ‘CEMIG Holding’ are to Companhia Energética de Minas Gerais – CEMIG on an individual basis, except when the context otherwise requires. References to the ‘Real,’ ‘Reais’ or ‘R$’ are to Brazilian Reais (plural) and the Brazilian Real (singular), the official currency of Brazil. References to ‘U.S. dollars’, ‘dollars’ or ‘US$’ are to United States dollars.

We maintain our books and records in Reais. We prepare our statutory financial statements in accordance with generally accepted accounting practices adopted in Brazil, and with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). For purposes of this annual report, we prepared the consolidated statements in accordance with IFRS, as issued by the IASB. Our consolidated financial statements for the years ended December 31, 2019 and 2018 and the opening balance as of January 1, 2019 have been restated to reflect the change in accounting policy disclosed in note 2.8 of our annual consolidated financial statements.

Ernst & Young Auditores Independentes S.S. (‘EY’) audited the consolidated statement of financial position of Companhia Energética de Minas Gerais – CEMIG as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020. The consolidated balance sheets of Madeira Energia S.A.  as of December 31, 2020 and 2019, and the related consolidated statement of operations, of comprehensive (loss) income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2020 were audited by PricewaterhouseCoopers Auditores Independentes (‘PWC’) whose report related to this financial statement has been presented to EY and are the sole base for the opinion of EY on the financial statements of Madeira Energia S.A., which is a significant investment of the Company accounted for under the equity method.

This annual report contains translations of certain Real amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such U.S. dollar amounts have been translated from Reais at an exchange rate of R$5.1935 to US$1.00, as certified for customs purposes by the U.S. Federal Reserve Board as of December 31, 2020. See “Item 3. Key Information – Exchange Rates” for additional information regarding exchange rates. We cannot guarantee that U.S. dollars can be converted into Reais, or that Reais can be converted into U.S. dollars, at the above rate or at any other rate.

MARKET POSITION AND OTHER INFORMATION

The information contained in this annual report regarding our market position is, unless otherwise indicated, presented for the year ended December 31, 2020. It is based on, or derived from, reports issued by the Brazilian National Electric Energy Agency (Agência Nacional de Energia Elétrica, or ‘ANEEL’), and by the Brazilian Electric Power Trading Chamber (Câmara de Comercialização de Energia Elétrica, or ‘CCEE’).

Certain terms are defined the first time they are used in this annual report. As used herein, all references to ‘GW’ and ‘GWh’ are to gigawatts and gigawatt hours, respectively, references to ‘MW’ and ‘MWh’ are to megawatts and megawatt-hours, respectively, and references to ‘kW’ and ‘kWh’ are to kilowatts and kilowatt-hours, respectively.

References in this annual report to the ‘common shares’ and ‘preferred shares’ are to our common shares and preferred shares, respectively. References to ‘Preferred American Depositary Shares’ or ‘Preferred ADSs’ are to American Depositary Shares, each representing one preferred share. References to ‘Common American Depositary Shares’ or ‘Common ADSs’ are to American Depositary Shares, each representing one common share. Our Preferred ADSs and Common ADSs are referred to collectively as ‘ADSs,’ and our Preferred American Depositary Receipts, or Preferred ADRs, and Common American Depositary Receipts, or Common ADRs, are referred to collectively as ‘ADRs.’

The Preferred ADSs are evidenced by Preferred ADRs, issued pursuant to a Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, as amended on June 11, 2007, by and among us, Citibank N.A., as depositary, and the holders and beneficial owners of Preferred ADSs evidenced by Preferred ADRs issued thereunder (the ‘Second Amended and Restated Deposit Agreement’). The Common ADSs are evidenced by Common ADRs, issued pursuant to a Deposit Agreement, dated as of June 12, 2007, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of Common ADSs evidenced by Common ADRs issued thereunder (the ‘Common ADS Deposit Agreement’ and, together with the Second Amended and Restated Deposit Agreement, the ‘Deposit Agreements’).

FORWARD-LOOKING INFORMATION

This annual report includes certain forward-looking statements, mainly in “Item 3. Key Information”, “Item 4. Information on the Compay”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and contingencies including, but not limited to, the following:

•	General economic, political and business conditions, principally in Brazil, the State of Minas Gerais (‘Minas Gerais’), as well as other states in Brazil;
•	Inflation and fluctuations in exchange rates and in interest rates;
•	Increases in the costs of projects and delays or the failure to successfully complete projects;
•	Result in the failure of facilities to operate or generate income in accordance with our expectations;
•	Existing and future governmental regulation as to energy rates, energy usage, competition in our concession area and other matters;
•	Existing and future policies of the Federal Government of Brazil, which we refer to as the Federal Government;
•	On-going high-profile anticorruption investigations in Brazil;
•	Our expectations and estimates concerning future financial performance and financing plans;
•	Our level, or maturity profile, of indebtedness;
•	Our ability to comply with financial covenants;
•	The likelihood that we will receive payment in connection with accounts receivable;
•	Our capital expenditure plans;
•	Our ability to implement our divestment program;
•	Failure or hacking of our security and operational infrastructure or systems;
•	Our ability to renew our concessions, approvals and licenses on terms as favorable as those currently in effect or at all;
•	Our ability to integrate the operations of companies we have acquired and that we may acquire;
•	Changes in volumes and patterns of customer energy usage;
•	Competitive conditions in Brazil’s energy generation, transmission and distribution markets;
•	Trends in the energy generation, transmission and distribution industry in Brazil, particularly in Minas Gerais;
•	Changes in rainfall and the water levels in the reservoirs used to run our hydroelectric power generation facilities;
•	Existing and future policies of the government of Minas Gerais (the ‘State Government’), including policies affecting its investment in us and its plans for future expansion of energy generation, transmission and distribution in Minas Gerais;
•	Impacts of the Covid-19 global pandemic on our businesses and on our results of operations, financial condition and cash flows and our ability to timely and efficiently implement measures to address these impacts; and
•	Other risk factors identified in “Item 3. Key Information—Risk Factors”.

The words ‘believe,’ ‘may,’ ‘could,’ ‘will,’ ‘plan,’ ‘estimate,’ ‘continue,’ ‘anticipate,’ ‘seek,’ ‘intend,’ ‘expect’ and similar words are intended to identify forward-looking statements. We do not undertake to publicly update or revise any forward-looking statements because of new information, future events or otherwise. Considering these risks and uncertainties, the forward-looking information, events and circumstances discussed in this annual report might not materialize as described. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

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

The selected consolidated financial data as of December 31, 2020 and 2019 and for each of the years ended December 31, 2020, 2019 and 2018, prepared in accordance with IFRS, has been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this annual report. U.S. dollar amounts in the table below are presented for your convenience. The selected consolidated financial data as of December 31, 2018, 2017 and 2016 and for each of the years ended December 31, 2017 and 2016 has been derived from our audited consolidated financial statements not included in this annual report on Form 20-F, which have not been restated to reflect the change in accounting policy.

Consolidated Statement of Income Data

Year Ended December 31,	2020	2020	2019 (4)(5) (Restated)	2018 (3)(5) (Restated)	2017 (6)	2016 (6)
	(in millions of US$) (1)	(in millions of R$, except per share/ADS data or otherwise indicated)
NET REVENUE	4,858	25,228	25,486	22,299	21,712	18,773

Operating costs and expenses
Energy purchased for resale	(2.332)	(12,111)	(11,286)	(11,084)	(10,919)	(8,273)
Charges for use of the national grid	(337)	(1,748)	(1,426)	(1,479)	(1,174)	(947)
Depreciation and amortization	(190)	(989)	(958)	(835)	(850)	(834)
Personnel	(246)	(1,276)	(1,272)	(1,410)	(1,627)	(1,643)
Gas purchased for resale	(209)	(1,083)	(1,436)	(1,238)	(1,071)	(877)
Outsourced services	(244)	(1,265)	(1,239)	(1,087)	(974)	(867)
Post-employment obligations	(84)	(438)	(408)	(337)	229	(345)
Materials	(15)	(79)	(91)	(104)	(61)	(58)
Operating provisions (reversals)	(81)	(423)	(2,401)	(467)	(854)	(704)
Employee’s and managers’ profit sharing	(27)	(142)	(263)	(77)	(5)	(7)
Infrastructure construction costs	(304)	(1,581)	(1,200)	(897)	(1,119)	(1,193)
Other operating expenses, net	(57)	(297)	(494)	(405)	(393)	(155)
Total operating costs and expenses	(4,127)	(21,432)	(22,474)	(19,420)	(18,818)	(15,903)

Periodic Tariff Review, net	97	502	-	-	-	-
Share of profit (loss), net, of affiliates and jointly-controlled entities	69	357	125	(104)	(252)	(302)
Dividends declared by investee classified as held for sale	-	-	73	-	-	-
Remeasurement of previously held equity interest in subsidiaries acquired	-	-	-	(119)	-	-
Impairment loss on Investments	-	-	-	(127)	-	(763)
Result of business combinations	10	51	-	-	-	-
Income before finance income (expenses) and taxes	906	4,706	3,210	2,529	2,642	1,805
Finance income (expenses), net	(174)	(906)	1,358	(518)	(996)	(1,437)
Income before income tax and social contribution tax	732	3,800	4,570	2,011	1,646	368
Income taxes expense	(180)	(936)	(1,600)	(599)	(644)	(34)
Net income for the year from continuing operations	552	2,864	2,970	1,379	1,002	334
Net income after tax from discontinued operations	-	-	224	363	-	-
Net income for the year	552	2,864	3,195	1,742	1,002	334

Non-controlling interests:
Non-controlling interests from continuing operations	-	(1)	(1)	(1)	(1)	-
Non-controlling interests from discontinued operations	-	-	-	(41)	-	-
Net income for the year attributed to equity holders of the parent	551	2,863	3,194	1,700	1,001	334

Net income for the year	552	2,864	3,195	1,742	1,002	334
Other comprehensive income (loss)	(1)	(7)	(1,055)	(463)	(302)	(553)
Comprehensive income for the year	550	2,857	2,139	1,279	700	(219)

Basic earnings:
Per common share (7)	0.33	1.69	1.89	1.02	0.37	0.10
Per preferred share (7)	0.33	1.69	1.89	1.02	0.84	0.35
Per ADS common share (7)	0.33	1.69	1.75	0.83	0.37	0.10
Per ADS preferred share (7)	0.33	1.69	1.75	0.83	0.84	0.35

Diluted earnings:
Per common share (7)	0.33	1.69	1.89	1.02	0.37	0.07
Per preferred share (7)	0.33	1.69	1.89	1.02	0.84	0.32
Per ADS common share (7)	0.33	1.69	1.75	0.83	0.37	0.07
Per ADS preferred share (7)	0.33	1.69	1.75	0.83	0.84	0.32

Statement of Financial Position Data

Year Ended December 31,	2020	2020	2019 (4)(5) (Restated)	2018 (3)(5) (Restated)	2017 (6)	2016 (6)
	in millions of US$ (1)	(in millions of R$ except per share/ADS data or otherwise indicated)
Assets
Assets classified as held for sale	242	1,258	1,258	19,446	-	-
Other current assets	2,734	14,198	9,096	8,520	8,537	8,285
Total current assets	2,976	15,456	10,354	27,966	8,537	8,285
Property, plant and equipment, net	463	2,407	2,450	2,662	2,762	3,775
Intangible assets	2,274	11,810	11,624	10,777	11,156	10,820
Concession financial assets	731	3,799	3,759	3,812	6,605	4,971
Other assets	3,969	20,611	22,339	15,122	13,180	14,185
Total assets	10,414	54,083	50,526	60,339	42,240	42,036

Liabilities
Current loans, financing and debentures	396	2,059	2,747	2,198	2,371	4,837
Liabilities directly associated to assets held for sale	-	-	-	16,272	-	-
Other current liabilities	1,469	7,631	5,218	4,967	6,292	6,610
Total current liabilities	1,866	9,690	7,965	23,437	8,663	11,447
Non-current loans, financing and debentures	2,496	12,961	12,030	12,574	12,027	10,342
Non-current post-employment obligations	1,259	6,538	6,421	4,736	3,954	4,043
Other non-current liabilities	1,428	7,416	8,007	3,507	3,266	3,270
Total non-current liabilities	5,183	26,915	26,458	20,817	19,247	17,655

Share capital	1,462	7,594	7,294	7,294	6,294	6,294
Capital reserves	433	2,250	2,250	2,250	1,925	1,925
Profit reserves	1,937	10,061	8,750	6,362	5,729	5,200
Equity valuation adjustments	(468)	(2,431)	(2,407)	(1,327)	(837)	(489)
Subscription of shares to be capitalized	-	-	-	-	1,215	-
Retained earnings…………………………………………………………..	-	-	212	146
Equity attributable to non-controlling interest	1	4	4	1,360	4	4
Total equity	3,365	17,478	16,103	16,085	14,330	12,934
Total liabilities and equity	10,414	54,083	50,526	60,339	42,240	42,036

Other data

	2020	2019	2018	2017	2016
Outstanding shares basic:
Common	566,036,634	566,036,634	566,036,634	487,614,144	420,764,639
Preferred	1,127,325,434	1,127,325,434	1,127,325,434	970,577,739	837,516,297

Dividends per share:
Common	R$0.99	R$0.52	R$0.59	R$0.03	-
Preferred	R$0.99	R$0.52	R$0.59	R$0.50	R$0.50
Dividends per ADS common	R$0.99	R$0.52	R$0.59	R$0.03	-
Dividends per ADS preferred	R$0.99	R$0.52	R$0.59	R$0.50	R$0.50

Dividends per share: (2)
Common	US$0.19	US$0.13	US$0.15	US$0.01	-
Preferred	US$0.19	US$0.13	US$0.15	US$0.15	US$0.15
Dividends per ADS common	US$0.19	US$0.13	US$0.15	US$0.01	-
Dividends per ADS preferred	US$0.19	US$0.13	US$0.15	US$0.15	US$0.15

Outstanding shares—diluted:
Common	566,036,634	566,036,634	566,036,634	487,614,144	420,764,639
Preferred	1,127,325,434	1,127,325,434	1,127,325,434	970,577,739	837,516,297

Dividends per share diluted:
Common	R$0.99	R$0.52	R$0.59	R$0.03	-
Preferred	R$0.99	R$0.52	R$0.59	R$0.50	R$0.50
Dividends per ADS diluted common	R$0.99	R$0.52	R$0.59	R$0.03	-
Dividends per ADS diluted preferred	R$0.99	R$0.52	R$0.59	R$0.50	R$0.50

Dividends per share diluted: (2)
Common	US$0.19	US$0.13	US$0.15	US$0.01	-
Preferred	US$0.19	US$0.13	US$0.15	US$0.15	US$0.15
Dividends per ADS diluted common	US$0.19	US$0.13	US$0.15	US$0.01	-
Dividends per ADS diluted preferred	US$0.19	US$0.13	US$0.15	US$0.15	US$0.15

(1)	Converted at R$5.1935/US$, the exchange rate on December 31, 2020. See ‘Exchange rates’.
(2)	This information is presented in U.S. dollars at the exchange rate in effect as of the end of each year.
(3)	From January 1, 2018, we adopted IFRS 9 and IFRS 15. Since we used the modified retrospective approach when adopting such standards, we did not restate our financial statements as of and for the years ended December 31, 2017 and 2016.
(4)	From January 1, 2019, we adopted IFRS 16. Since we used the modified retrospective approach when adopting such standard, we did not restate our financial statements as of and for the years ended December 31, 2018, 2017 and 2016.
(5)	Data for the years ended December 31, 2019 and 2018, have been restated to reflect to retrospective application of a change in an accounting policy, as described in note 2.8 to our consolidated financial statements.
(6)	We have not restated data for 2017 and 2016 to reflect retrospective application of a change in an accounting policy, as described in note 2.8 to our consolidated financial statements.
(7)	For the year ended December 31, 2018, 2019 and 2020, new shares issued through a capital increase in April 30, 2021 were included. See “Item 4. Information on the Company”.

Exchange Rates

On March 4, 2005, the National Monetary Council (Conselho Monetário Nacional, or ‘CMN’), consolidated the commercial rate exchange market and the floating rate market into a single exchange market. Such regulation, as restated in 2008, allows subject to certain procedures and specific regulatory provisions, the purchase and sale of foreign currency and the international transfer of Reais by a foreign person or company, without restriction as to the amount. Additionally, all foreign exchange transactions must be carried out by financial institutions authorized by the Brazilian Central Bank (Banco Central do Brasil, or the ‘Central Bank’), to operate in this market.

Brazilian law provides that whenever there (i) is a significant deficit in Brazil’s balance of payments or (ii) are major reasons to foresee a significant deficit in Brazil’s balance of payments, temporary restrictions may be imposed on remittances of foreign capital abroad. In the past, the Central Bank has occasionally intervened to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Federal Government will continue to let the Reais float freely or will intervene in the exchange rate market. The Reais may depreciate or appreciate against the U.S. dollar and other currencies substantially in the future, Exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of Preferred ADSs or Common ADSs. We will make any distributions with respect to our preferred shares or common shares in Reais and the depositary will convert these distributions into U.S. dollars for payment to the holders of Preferred ADSs and Common ADSs. We cannot make assurances that such measures will not be undertaken by the Brazilian Government in the future, which could prevent us from making payments to the holders of our ADSs. Exchange rate fluctuations may also affect the U.S. dollar equivalent of the Reais price of the preferred shares or common shares on the Brazilian stock exchange on which they are traded. Exchange rate fluctuations may also affect our results of operations. For more information see ‘Risk Factors—Risks Relating to Brazil—Exchange rate instability may adversely affect our business, results of operations and financial condition and the market price of our shares, the Preferred ADSs and the Common ADSs’.

The table below sets forth, for the periods indicated the low, high, average and period-end exchange rates for Reais, expressed in Reais per US$1.00.

	Reais per US$1.00
Year Ended December 31,	Low	High	Average	Period-end
2016	3.1142	4.1299	3.4839	3.2532
2017	3.0557	3.3823	3.1916	3.3121
2018	3.1470	4.2016	3.6513	3.8804
2019	3.6501	4.2594	3.9440	4.0190
2020	4.0378	5.9204	5.1587	5.1935

	Reais per US$1.00
Month	Low	High	Average	Period end
October 2020	5.5220	5.7790	5.6253	5.7588
November 2020	5.3069	5.7425	5.4482	5.3785
December 2020	5.0538	5.3016	5.1447	5.1935
January 2021	5.2304	5.4809	5.3673	5.4479
February 2021	5.3153	5.5724	5.4132	5.5724
March 2021	5.4750	5.8084	5.6351	5.6590
April 2021 (through April 27, 2021)	5.4971	5.7075	5.6144	5.5011

Source: U.S. Federal Reserve Board.

Risk Factors

The investor should take into account the risks described below, and the other information contained in this Annual Report, when evaluating an investment in our Company.

Risks Relating to CEMIG

The Covid-19 pandemic and its ongoing effects could adversely affect our business, operational results and financial condition.

The Company is closely monitoring the impacts of the Covid-19 pandemic on the Brazilian macroeconomic environment, especially in relation to its business and the market in which it operates, and deciding on actions to maintain the sustainability of its operations, mitigate economic and financial effects, and protect the health of its employees. The Company established the Coronavirus Crisis Management Committee (‘Comitê Diretor de Gestão da Crise do Coronavírus’) in March 2020, to ensure its readiness to making decisions in light of the fast-changing situation, which has become more widespread, complex and systemic. Several measures were taken to protect the Company´s liquidity, such as capital expenditure restraint and expenses reduction, payment of only minimum mandatory dividends to shareholders, and deferral of dividends and interest on equity to the end of 2020 and the negotiating of contracts with its customers on the free market.

In order to cope with the reduction in collections resulting from the economic crises, measures to support the sector have been implemented by the Grantor and regulated by ANEEL, with a view to ensure that companies maintain adequate liquidity, and are able to comply with contracts in the electricity sector supply chain. This scenario resulted in the need for internal reassessment by the Company of its Investment Program, revision of the budgets for revenue and expenses, and alteration of the assumptions used in calculating the fair and recoverable value of certain financial and non-financial assets. Among the measures implemented by ANEEL having a greater financial impact on us was the creation of the ‘Covid-account’, issued on May 18, 2020, to support the energy distribution sector, which, as the customer interface, is the basis of the energy sector financial flow, aimed either to cover the distribution agents revenue/cash flow deficit or to anticipate sector receivables. The ‘Covid-account’ increased CEMIG D cash flow by R$1.4 billion in 2020 enabling it to meet its financial obligations, in spite of the collection reduction resulting from the economic crisis.

The total load carried by the Brazilian electricity system fell by approximately 1.5%, comparing 2020 to the year before, with gradual recovery since that period. The effects for the Company in the energy Market were also observed on a similar scale to these national effects with a consequent decrease in its revenue.

The most critical period to date of the pandemic regarding the energy supply in Brazil occurred in the second and third quarters of 2020. The Company cannot foresee the duration of these effects on the economic condition arising from social isolation, and its future impact on its market and revenue, nor the effectiveness of the ongoing actions that are being implemented by the federal government, such as the beginning of the population´s vaccination program, as well as the mitigation of the effects of the crisis. The continuing duration or a worsening of the pandemic could have a material adverse effect on our business, liquity, capital resources, results of operations and financial condition.

We are not certain whether new concessions or authorizations, as applicable, will be obtained, nor that our present concessions or authorizations will be extended on terms similar to those currently in effect, nor that any compensation we receive in the event of non-extension will be sufficient to cover the full value of our investment.

We operate most of our power generation, transmission and distribution activities under concession agreements entered into with the Brazilian Federal Government or pursuant to authorizations granted to companies of the CEMIG Group. The Brazilian Constitution determines that all concessions related to public services must be granted through a bidding process. In 1995, in an effort to implement these constitutional provisions, the Brazilian Federal Government adopted certain laws and regulations, which are collectively known as the ‘Concessions Law,’ which governs bidding procedures in the electric power industry.

On September 11, 2012, the Brazilian Federal Government issued Provisional Act No. 579 (‘PA 579’), later converted into Law No. 12,783 of January 11, 2013 (‘Law No. 12,783/13’), which governs the extensions of concessions granted prior to Law No. 9,074/95. Law No. 12,783/13 determines that, as of September 12, 2012, concessions prior to Law No. 9,074/95 can be extended once, for up to 30 years, provided that the concession operators accept and meet certain conditions described in such Law. With respect to generation activities, the Company chose not to accept the mechanism offered to extend the generation concessions that would expire in the period from 2013 to 2017. These concessions are: Três Marias, Salto Grande, Itutinga, Volta Grande, Camargos, Peti, Piau, Gafanhoto, Tronqueiras, Joasal, Martins, Cajuru, Paciência, Marmelos, Dona Rita, Sumidouro, Poquim and Anil.

Following publication of the tender documents for Generation Auction No. 12/2015, on October 7, 2015 (‘Auction 12/2015’), which was held under the revised regulatory structure for renewal of concessions of existing power plants as set forth in Law No. 13,203 of December 8, 2015 (‘Law No. 13,203/15’), the Company’s Board of Directors authorized CEMIG Geração e Transmissão S.A. (CEMIG GT) to bid at an auction, held on November 25, 2015, in which CEMIG GT was successful. In the auction, CEMIG GT won the concessions for the 18-hydroelectrical plants comprising ‘Lot D’, for 30 years: Três Marias, Salto Grande, Itutinga, Camargos, Cajuru, Gafanhoto, Martins, Marmelos, Joasal, Paciência, Piau, Coronel Domiciano, Tronqueiras, Peti, Dona Rita, Sinceridade, Neblina and Ervália. The total installed capacity of these plants is 699.5 MW, and their offtake guarantee is 420.2 MW average.

In relation to the Jaguara, São Simão and Miranda power plants, which the date of the first contractual extension of their concessions fell after the issuance of PA 579, the Company understood that the Generation Concession Contract No. 007/1997 enables the extension of the concessions of these power plants for 20 years, i.e. until 2033, 2035 and 2036 respectively, without any restrictions.

Based on this understanding, on February 21, 2017, CEMIG GT filed for a judicial order of mandamus against the actions of the Brazilian Mining and Energy Ministry (MME) to safeguard its rights to an extension of the concession term for the Jaguara, São Simão and Miranda Hydroelectric Power Plant, under the terms of Clause 4 of the Generation Concession Contract No. 007/1997, and in accordance with the original terms and conditions of that agreement, which was signed prior to Law No. 12,783/13.

Nevertheless, on September 27, 2017, the Brazilian Federal Government auctioned the concessions of Jaguara, São Simão, Miranda and Volta Grande hydroelectric power plants formerly owned by CEMIG GT with a total capacity of 2,922 MW for a total of R$12.13 billion. In each case, the winning bidder of the concessions is unrelated to CEMIG. Volta Grande power plant concession was transferred to the winning bidder on November 30, 2017, Jaguara and Miranda power plants concession were transferred on December 30, 2017 and São Simão power plant concession was transferred on May 9, 2018.

The applications for mandamus relating to the Jaguara and Miranda hydroelectric plants have now reached final judgment against the Company and further appeal is not possible. Because of these judgments, the Company assesses that the chances of success in the application for mandamus in relation to the São Simão hydroelectric plant, which has not yet reached final judgment, is remote.

In parallel to the discussions on extension of the generation concessions, because the concession for various plants operated by CEMIG under Concession Contract 007/1997 have expired, CEMIG GT has a right to be reimbursed for the assets not yet amortized, as set out in the concession contract. The accounting balances corresponding to these assets are recorded as financial assets and are analyzed by Brazilian Regulatory Agency (ANEEL).

On August 31, 2018, CEMIG received R$1,139 million as indemnification for the basic project of the São Simão and Miranda plants. This amount had been adjusted by the Selic rate up to the date of its receipt.

Considering the degree of discretion granted to the Brazilian Federal Government in relation to new concession contracts or new authorizations, as applicable, and renewal of existing concessions and authorizations, and due to Law No. 12,783/13 and amendments, for renewals of generation, transmission and distribution concession agreements, we cannot guarantee that: (i) new concessions and authorizations will be obtained; (ii) our existing concessions and authorizations will be extended on terms similar to those currently in effect; nor (iii) the compensation received in the event of non-extension of a concession or authorization will be in an amount sufficient to cover the full value of our investment. Our inability to obtain new or extended concessions or authorizations could have a material adverse effect on our business, results of operations and financial condition. For more information about the renewal of our concessions and authorizations, see “Item 8. Financial Information – Legal and Administrative Proceedings”.

On September 9, 2020, the Law 14,052 was issued, changing the Law 13,203/2015 and establishing new conditions for renegotiation of hydrological risk in relation to the portion of costs incurred due to the GSF, borne by the holders of hydroelectric plants participating in the Energy Reallocation Mechanism (MRE) since 2012, when there was a serious crisis in water sources.

The compensation to the holders of hydroelectric occurs through the extension of the concession period for generation grants and will be recognized as an intangible asset in exchange for a compensation of electricity costs.

This renegotiation represents important progress for the electricity sector, reducing levels of litigation – and also for CEMIG, in that it enables extension of the periods of its generation concessions.

The periods of extension, published by the CCEE, which are still awaiting approval by ANEEL, indicate an extension of approximately two years for two of our principal power plants, Emborcação and Nova Ponte, and also extensions of seven years for the plants of Lot D – as well as extensions for the other plants where we hold an equity interest directly or through investees.

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
14

Further, the Brazilian Federal Government can revoke any of our concessions or authorizations before the expiration of the concession term, in the event of bankruptcy or dissolution, or by legal termination, if determined to be in the public interest. It can also intervene in concessions to ensure adequate provision of the services, full compliance with the relevant provisions of agreements, authorizations, regulations and applicable law; and where it has concerns about the operations of the facilities of the Company.

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

Our operations are highly regulated and supervised by the Brazilian Federal Government, through the MME, ANEEL, the National System Operator (Operador Nacional do Sistema, or ‘ONS’), and other regulatory authorities. These authorities have a substantial degree of influence on our business. MME, ANEEL and ONS have discretionary authority to implement and change policies, interpretations and rules applicable to different aspects of our business, particularly operations, maintenance, health and safety, consideration to be received and inspection. Any significant regulatory measure implemented by such authorities may result in a significant burden on our activities, which may have a material adverse effect on our business, results of operations and financial condition.

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

Currently, the Law Project 232/2016 is under evaluation by the Congress. This draft law proposes changes in the legislation, arising from the former Public Consultation No. 33/2017, which includes some proposals for changes in the current regulatory model of the sector. These changes consist of subsidy reductions and revision of the allocation of costs, among others, creating the basis for a more open market.

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

Our ability to carry out our capital expenditure program is dependent upon a number of factors, including our ability to charge adequate rates for our services, access to the domestic and international capital markets, and a variety of operational and other factors. Further, our plans to expand our generation and transmission capacity are subject to compliance with competitive bidding processes. These bidding processes are governed by Law 13,303/2016 (the ‘State Companies Law’).

In relation to loans from third parties: (i) as a state-controlled company, we are subject to rules and limits relating to the level of credit applicable to the public sector, including rules established by the National Monetary Council (Conselho Monetário Nacional, or ‘CMN’), and by the Brazilian Central Bank; and (ii) we are subject to the rules and limits established by ANEEL that regulate indebtedness for companies in the energy sector. Also, although we may access both the international and local capital markets, we, as a state-controlled company, can only be financed with funds extended by local commercial banks if such debt is guaranteed by receivables, as well as with funds extended by Brazilian federal banks in transactions with the purpose of refinancing financial obligations contracted with entities of the Brazilian financial system.

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

We have approximately R$12.6 billion of outstanding debt with financial covenant restrictions, and any breach could have severe negative consequences to us. See ‘– The Company has a considerable amount of debt, and it is exposed to limitations on its liquidity – a factor that might make it more difficult for the Company to obtain financing for investments that are planned and might negatively affect its financial condition and its results of operation.’

If, for example, we breach a financial covenant under the CEMIG GT’s 9.25% Senior Notes due 2024 (the ‘Eurobonds’), we would be subject to an interest increase or acceleration of certain debt as a result of cross-default provisions under certain of our outstanding debt agreements. Similarly, if the Company violates a covenant under our debenture issuance, the debenture holders may accelerate the maturity of the debt in a meeting organized by the Fiduciary Agent (‘Trustee’), unless 75% of the debenture holders decide not to do so. Any acceleration of our outstanding debt could have a material adverse effect on our financial situation and may trigger cross-default clauses in other financial instruments.

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

The Company could suffer adverse effects in connection with its minority interest in Renova Energia S.A. if such entity is unable to continue as a going concern

We have a 36.23% investment in Renova, which is currently in a court-supervised reorganization, and has reported recurring losses and equity deficit for the year ended December 31, 2020.

However, in view of the investee’s equity deficit, the Company reduced the carrying value of its equity interests in Renova to zero. No further losses have been recognized, considering the non-existence of any legal or constructive obligations to the investee. Additionally, since June 30, 2019, considering Renova's financial situation the Company recorded an impairment of the full amount of credits with the jointly controlled entity in the amount of R$688 million.

On October 16, 2019, the request for processing the court-supervised reorganization of Renova Group was granted by São Paulo Bankruptcy Court and the respective court-supervised reorganization plans were approved by Renova goup of creditors at the General Meeting of Creditors held on December 18, 2020 and ratified by the Second Bankruptcy and Court-Supervised Reorganization Court of São Paulo. The main effects of the the court-supervised reorganization plan were recorded on Renova’s financial statements at December 2020 and its measures are in progress. See Note 16 to our Financial Statements.

Further, Renova is being investigated by the Civil Police of Minas Gerais State and the Brazilian Federal Police, see risk factor ‘Anti-corruption investigations currently in progress in Brazil, which have received wide public exposure, and any allegations against CEMIG or anti-corruption investigations of CEMIG, could have adverse effects on perception of Brazil and of CEMIG’.

Since the Company´s investment in Renova is fully impaired at December 31, 2020, and since no contractual or constructive obligations in relation to the investee have been assumed by the Company, it is not expected that effects resulting from the court-supervised reorganization process (the plan was approved and if its implementation is successful), or the investigations, or the operational activities of this investee can significantly impact the Company’s financial statements (refer to Note 16 to our consolidated financial statements for more detail).

Renova signed with the Company Debtor in Possession (DIP) loan agreements in the total amount of R$37 million. The funds of these loans, made under specific rules of court-supervised reorganization proceedings, were necessary to support the expenses of maintaining the activities of Renova, and were authorized by the second State of São Paulo Bankruptcy and the Court-supervised Reorganization Court. They are guaranteed by a fiduciary assignment of shares in a company owning assets of a wind power project owned by Renova, and they also have priority of receipt in the court-supervised reorganization process.

On May 2, 2020, the State of São Paulo Bankruptcy and Court-supervised Reorganization Court issued a decision ordering that the DIP loan, in the total amount of R$37 million, with asset guarantee, already constituted and registered, would be subscribed as a capital increase in Renova. Company has filed a Motion for Clarification and in a virtual and permanent session of the 2nd Chamber of Business Law of the São Paulo Court of Justice, decided to uphold the appeal. Thus, the clauses of the court-supervised plan that deal with the loan contracts signed by the Company are maintained.

A reduction in our credit risk rating or in Brazil’s sovereign credit ratings could adversely affect the availability of new financing and increase our cost of capital.

The credit risk rating agencies Fitch Ratings, Moody’s, and Standard and Poor’s attribute a rating to the Company and its debt securities on a Brazilian basis, and also a rating for the Company on a global basis.

Ratings reflect, among other factors, the outlook for the Brazilian energy sector, the hydrological conditions of Brazil, the political and economic conditions, country risk, and the rating and outlook for the Company controlling shareholder, the State of Minas Gerais.

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

In order to finance the capital expenditures needed to meet our long-term growth objectives, we have incurred a substantial amount of debt. As of December 31, 2020, our total loans, financing and debentures (including interest) was R$15,020 million; an increase of 1.64% compared to the R$14,777 million reported as of December 31, 2019 and an increase of 1.68% compared to R$14,772 million reported as of December 31, 2018. Currently, 27.14 % of our existing loans, financing and debentures - totaling R$4,076 million, have maturities in the next three years. To meet our growth objectives, maintain our ability to fund our operations and comply with scheduled debt maturities, we will need to raise debt capital from a range of funding sources. To service its debt after meeting the capital expenditure targets, the Company has relied upon a combination of cash flows provided by its operations, sale of assets, drawdowns under its available credit facilities, its cash and short-term financial investments balance and the incurrence of additional indebtedness. Any further lowering of its credit ratings may have adverse consequences on the Company’s ability to obtain financing or may affect its cost of financing, also making it more difficult or costly to refinance maturing obligations. If, for any reason, the Company were to face difficulties in accessing debt financing, this could hamper its ability to make capital expenditures in the amounts needed to maintain its current level of investments or its long-term targets and could impair its ability to timely meet its principal and interest payment obligations with its creditors. A reduction in the Company’s capital expenditure program or the sale of assets could significantly and adversely affect its results of operations.

Our strategy for maximizing value for CEMIG’s shareholdings depends on external factors that could impede its successful implementation.

CEMIG’s strategy for shareholdings is the maximization of value and capital recycling based on three pillars:

•	Divestments: non-strategic or low synergy assets, and opportunistic offerings;
•	Expansion: mainly through investments in our distribution and transmission concessions, greenfield projects in renewable sources and with the renewing of power generation concessions; and
•	Management: synergy improvement, capital structure and distribution policy and governance enhancing.

All those pillars can be affected by external factors, especially divestment that has to take into consideration particular risks associated to each business such as performance (technical, operational, commercial and financial), market risks, sectorial risks and national and international macroeconomic risks (e.g. market volatility). Furthermore, closing of divestment operations will depend on favorable development of negotiations with potential investors regarding the conditions of the possible transactions.

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

Our ability to meet strategic objectives depends, largely, on successful, cost-effective and timely implementation of our Long-term Strategy and our Multi-year Business Plan. The following are some of the factors that could negatively affect this implementation:

•	Inability to generate cash flow, or obtain the future financing, necessary for implementation of the projects;
•	Inability to obtain necessary governmental licenses and approvals;
•	Unexpected engineering and environmental problems;
•	Unexpected delays in the processes of eminent domain and establishment of servitude rights;
19

•	Unavailability of the necessary workforce or of equipment;
•	Labor strikes;
•	Delay in delivery of equipment by suppliers;
•	Delay resulting from failings of suppliers or third parties in compliance with their contractual obligations;
•	Interference by climate factors, or environmental restrictions;
•	Changes in the environmental legislation creating new obligations and causing additional costs for projects;
•	Legal instability caused by political issues;
•	Substantial changes in economic, regulatory, hydrological or other conditions; and
•	The extension of the duration and severity of the coronavirus (Covid-19) pandemic and its impacts on our business.

The occurrence of the above factors, separately or taken together, might lead to a significant increase of costs, and might delay or impede implementation of initiatives, and consequently compromise the execution of the strategic plan, negatively affecting our operating and financial results.

Furthermore, as we are a mixed-capital company controlled by the State of Minas Gerais, we are subject to changes to our board of directors and executive officers because of change in the political agents of the Executive Branch of government due to the electoral process and due to political instability. These types of changes may adversely affect the continuity of the Company’s strategy.

The operating and financial results of our subsidiaries, jointly controlled entities and affiliates, minority investees or from those companies, which may be acquired in the future, might negatively affect our strategies, operating results and financial situation.

We own equity in and do business through various subsidiaries and investees, including companies with assets in energy generation and transmission, energy and natural gas distribution and other correlated business. The future development of our subsidiaries, jointly-controlled entities and affiliates, such as Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’) and Aliança Geração de Energia S.A. (‘Aliança’) as well as Renova Energia S.A. (Renova), Guanhães Energia S.A., Norte Energia S.A. (‘NESA’) and Madeira Energia S.A. (‘MESA’), in which the Company has significant financial commitments, could have a significant impact on our business and operating results. The Company’s ability to meet its financial obligations is correlated, in part, to the cash flow and the profits of its subsidiaries and investees, and the consequent distribution to the Company of such profits in the form of dividends or other advances or payments. If these companies’ abilities to generate profit and cash flow are reduced, this might cause a reduction of dividends and interest on capital paid to the Company, which could have a material adverse effect on our results of operations and financial position.

In addition, the investees might not reach the results expected when they were acquired. The process of integration for any acquired business could subject the Company to certain risks, such as, for example, the following: (i) unexpected expenses; (ii) inability to integrate the activities of the companies acquired with a view to obtaining the expected economies of scale and efficiency gains; (iii) possible delays related to integration of the operations of companies; (iv) exposure to potential contingencies; (v) legal claims made against the acquired business that were unknown at the moment of its acquisition, might negatively affect our strategies, operating results and financial situation, (vi) environmental licensing and liabilities, (vii) hydrological risk, (viii) power system operation and control, and (ix) general claims. The Company might be unsuccessful in dealing with these or other risks, or problems related to any other operation of a future acquisition and be negatively affected by the companies acquired or which may be acquired in the future.

Further, some of our subsidiaries and investees might, in the future, enter into agreements with creditors that could restrict dividend payments or other transfers of funds to the Company.

Due to the Covid-19 pandemic, results of subsidiaries and investees might be affected, since the reduction on economic activity has the potential to decrease energy consumption, leading some of those companies to lose their abilities to generate profit, reducing cash flow and dividends and interest on capital paid to the Company. These subsidiaries are separate legal entities. Any right that we might have in relation to receipt of assets or other payments in the event of liquidation or reorganization of any subsidiary, will likely be in fact structurally subordinated to the demands of the creditors of such subsidiary (including tax authorities, commercial creditors and lenders to those subsidiaries).

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

We are constantly engaged in the construction and expansion of our plants, transmission lines, distribution networks and substations, and studying other potential load expansion projects. The company’s capability to complete projects within deadlines and on budget, without adverse economic effects, is subject to various risks. For instance, we may encounter the following:

•	Numerous complications in the planning and execution stages of load expansion projects and other new investments may occur, such as strikes, lagging suppliers of materials and services, delays in tender processes, embargos on work, unexpected geological and climate conditions, political and environmental uncertainties, financial instability of our partners, contractors and subcontractors;
•	Regulatory or legal challenges that delay the date expansion projects are put into operation;
•	New assets might operate below the planned capacity, or their operation/installation costs might be greater than planned;
•	Difficulty to obtain adequate working capital to fund the expansion projects;
•	The unintentional shutdown of the transmission assets during the execution of the load expansion projects can reduce the revenue of the Transmission business;
•	ONS’s (‘Operador Nacional do Sistema’, Brazil’s ISO) refusal to authorize the execution of work on the transmission grid, due to power system restrictions;
•	Environmental demands and claims by local communities during construction of power generation plants, transmission lines, distribution lines, distribution networks and substations; and
•	Depletion of the outage duration indicator limit – SAIDI-i (known as Duração Equivalente de Interrupção por Unidade Consumidora - DECi) forcing construction to halt. If SAIDI-i limit is violated (either by system fault, equipment failure or construction work) for two years in a row between 2016 and 2020, or violated specifically in the year 2020, this will result in the Regulator initiating a legal process for the termination of the concession agreement. In 2020, CEMIG did not exceed the limit for the SAIDI-I limit, and in the fifth year of the concession, the Company achieved the best result in its history, 9.58 hours, compared to the limit of 10.44 hours set by the Regulator (‘ANEEL’).

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

On December 31, 2020, the total of our past-due receivables owed by customers, traders and power transport concession holders was approximately R$1,510 million (R$1,635 million in 2019), corresponding to 5.99% of our consolidated net revenue in 2020 (6.42% in 2019). We have recorded in 2020 an allowance for doubtful accounts in the amount of R$712 million (R$810 million in 2019). The possibility exists that we might be unable to collect amounts receivable from various customers, which are in arrears. If such debts are not totally or partially settled, we will suffer an adverse impact on our business, operation results and/or financial situation. Additionally, the amount of debts in arrears from our customers that exceeds the allowance could cause an adverse effect on our business, operating results and/or financial condition.

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

CEMIG’s Total Losses Index as of December 31, 2020, using a 12-month window was 12.57%. This percentage is in relation to the total energy injected into the distribution system (the total volume of losses was 6,545 GWh). Of that percentage, 8.77% comprised technical losses, and 3.80% comprised non-technical losses. This result was 0.16 percentage points lower than the result for December 2019 (12.73%), and above the regulatory target set by ANEEL for 2020 (11.43%).

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

In light of this complex scenario, involving regulatory uncertainties, even with the implementation of a strategy to reduce technical and commercial losses, CEMIG cannot guarantee that the target caps for losses established by ANEEL will be met in the short term, and this could affect the Company’s financial situation and operating results, since the portion of a distribution company’s power losses that exceeds the regulatory cap cannot be passed through to the customer as an expense in the form of an increase in tariffs.

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

Among the provisions of law that can lead to operating investments and expenses, one is compliance with the Stockholm Convention on Persistent Organic Pollutants (the ‘Convention’), to which Brazil is a signatory, assuming the international commitment to withdraw the use of PCB by 2025, and its complete prohibition by 2028, through Decree No. 5,472, of June 20, 2005. The legislation to be enacted for this purpose could have a major effect on the energy industry and on CEMIG, due to the possibility of obligations to list, replace and dispose of equipment and materials containing substances included in the Convention such as Polychlorinated Biphenyls (PCBs).

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

We manage and store personal and sensitive or confidential data related to our business. Our information technology systems may be vulnerable to a variety of and cybersecurity breaches and incidents. Computer hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of third parties, create system disruptions, or cause shutdowns. Computer hackers also may be able to develop and deploy viruses, worms and other malicious software programs that attack our products or otherwise exploit any security vulnerabilities of our products.

The costs we may incur to eliminate or address the security problems and security vulnerabilities before or after a cyber-related incident could be significant. Our remediation efforts may not be successful and could result in interruptions, delays or cessation of service, and loss of existing or potential customers that may impede our critical functions.

Successful cybersecurity attacks, breaches, employee malfeasance, or human or technological error may result in unauthorized access to, disclosure, modification, improper use, loss or destruction of data or systems, including those belonging to us, our customers or third parties; theft of sensitive, regulated or confidential data including personal information; the loss of access to critical data or systems through ransomware, destructive attacks or other means; transaction errors; business delays; and service or system disruptions. We have observed an increase in cybersecurity attacks worldwide in 2020, and the remote working arrangements that we have implemented due to the Covid-19 pandemic have increased our dependence on information technology systems and infrastructure, and they may further expand our vulnerability to this risk. In the event of such actions, we, our customers or other third parties could be exposed to risk of loss or improper use of this information, resulting in litigation and potential liability, damage to our brand and reputation, or otherwise harm our business. In addition, we rely on third-party infrastructure providers whose potential security vulnerabilities could have impact in our business.

On December 25, 2020 an anomalous behavior, related to ransomware attacks, was detected by our Security Operation Center (SOC). Due to a quick and efficient response by CEMIG Cyber Security Team (CSIRT) the Industrial Control System (ICS) related to our critical infrastructure and the main databases (customers, billing and enterprise management) were not affected and no data was exfiltrated, causing no impact to customer services this way.

The regulatory environment with regards to cybersecurity, privacy and data protection issues is increasingly complex and may have impacts on our business, including increased risk, costs and expanded compliance obligations.

Failures in the security of our databases containing customer personal data, as well as events related to non-compliance with data privacy and protection legislation may have an adverse effect on our business, results of operation and reputation.

We have databases containing collected personal data from our customers, partners and collaborators. Any improper use of this data, or failures in the correct use of our security protocols may negatively affect the integrity of those databases. Unauthorized access to information concerning our customers, or unauthorized disclosure of sensitive information, may subject us to lawsuits, and as consequence, we might incur financial liabilities, penalties and reputational damage.

The Brazil General Data Protection Law (Lei Geral de Proteção de Dados Pessoais, or LGPD), was signed into law in August 2018 and came into effect on September 18, 2020, with the exception of the administrative sanctions, which are expected to come into effect in August 2021. This law establishes rules and obligations regarding the collection, processing, storage and use of personal data and will affect all economic sectors including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment. Violations of the LGPD carry financial risks due to penalties for data breach or improper processing of personal data. The new legislation establishes penalties for non-compliance that include application of fines of up 2% of revenues, limited to R$50 million, for the most serious infringements. An increased number of data protection laws around the globe may continue to result in increased compliance costs and risks. The potential costs of compliance with or imposed by new or existing regulations and policies that are applicable to us may affect our business and could have a material adverse effect on our results of operations.

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

The ‘Flag Account’ (Conta Centralizadora de Recursos de Bandeiras Tarifárias – CCRBT or ‘Conta Bandeira’) manages the funds that are collected from captive customers of distribution concession and permission holders operating in the national grid, and are paid, on behalf of the CDE, directly to the Flag Account. The resulting funds are passed through by the CCEE to distribution agents, based on the difference between the realized amounts of costs of thermal generation and the exposure to short term market prices, and the amount covered by the tariff in force.

The first half of 2019 had a smaller deficit on the Tariff Flag account compared to same period in the previous year and, as of June, 2019, the account no longer presented a deficit and 2019 ended with an accumulated surplus of R$745 million for all distribution companies in Brazil. This positive result was due to the better hydrological conditions of the system.

In 2020, the surplus lasted for almost the entire year, but started a declining trend from October, reaching a deficit of around R$3 billion in November for all distribution companies. The reason for the deficit was the increase in energy costs, mainly due to a considerable increase in PLD prices in that month. Due to the actions undertaken to mitigate the impacts of the pandemic, ANEEL suspended the application of tariff flags in 2020, but with the scenario getting worse, there was a necessity to reapply it in December 2020 at its maximum value.

The methodology of the Tariff Flag system is reviewed every year, always seeking improvements, but under the present methodology, when very adverse situations occur the system cannot respond sufficiently, resulting in negative effects on the distributors’ cash position. This factor could have an adverse effect on our business, operating results and financial condition.

Brazil’s supply of energy is heavily dependent on hydroelectric plants, which in turn depend on climatic conditions to produce energy. Adverse hydrological conditions that result in lower generation of hydroelectric power could adversely affect our business, results of operations and financial condition.

Hydroelectric generation is predominant in Brazil. The advantages of hydroelectric power have also been widely publicized due to it is a renewable resource and avoids substantial expenditures on fuels in thermal generation plants. At the same time, the main difficulty in the use of this resource arises from the variability of the flows to the plants. There are substantial seasonal variations in monthly and annual flows, which depend fundamentally on the volume of rain that falls in each rainy season. Adverse hydrological conditions in the Brazilian southeast region caused drought and water scarcity in the states of São Paulo, Minas Gerais and Rio de Janeiro in recent past. These conditions might become worse during the dry period, which occurs from April through September. This could cause rationing of water consumption and/or energy, which could have a material adverse effect on the Company’s business and results of operations.

To deal with this difficulty, the Brazilian system has a complementary component of thermoelectric generation plants, and a growing portfolio of wind farms and Photovoltaic solar farms. It also has accumulation reservoirs, the purpose of which is to secure water from the rainy to the dry period and from one year to the next. However, these mechanisms are not able to absorb all the adverse consequences of a prolonged hydrological shortage, like the one that we have seen in the recent past.

The National Energy System Operator (Operador Nacional do Sistema, or ‘ONS’) coordinates the operation of the Brazilian energy system. Its primary function is to achieve optimal operation of the resources available, minimizing operating cost, and the risks of shortage of energy. In periods when the hydrological situation is adverse, a decision by the ONS might, for example, reduce generation by hydroelectric plants and increase thermal generation, which results in higher costs for the hydroelectric generating agents, as happened in 2014. In the distributors, this increase in costs generates an increase in the purchase price of energy that is not always passed through to the customer at the same moment, generating mismatches in cash flows, with an adverse effect on the business and financial situation of those distributors. In addition, in extreme cases of scarcity of energy due to adverse hydrological situations, the system might undergo rationing, which could result principally in reduction of cash flow.

The MRE aims to mitigate the impact of the variability of generation of the hydroelectrical plants. This mechanism shares the generation of all the hydroelectrical plants in the system in such a way as to supplement the shortage of generation of one plant with excess generation by another. However, this mechanism is not able to eliminate the risk of the generation players, because when there is an extremely unfavorable hydrological situation, to the extent that all the plants in aggregate are unable to reach the sum of their Physical Guarantee levels of energy output, this mechanism makes an adjustment to the Physical Guarantee of each plant through the Physical Guarantee Adjustment Factor (Fator de Ajuste da Garantia Física, or ‘GSF’), resulting in the generating companies being exposed to the short-term (‘spot’) market.

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

Those operators that did not subscribe to the renegotiation continued to have injunctions preventing charging of the hydrological risk in full. These injunctions are causing a deficit of approximately R$10.030 billion in the short-term market as of December 2020. This position increases the level of default calculated by the CCEE, thus reducing the amounts received by creditor agents in the short-term market. To avoid this effect, some creditor agents filed for further injunctions to acquire the right to priority in receipt. This effect leads to uncertainty in the market, reduction of liquidity, increase of default, and reduction in amounts received in the short-term market, representing a risk for the Company.

Any substantial seasonal variation in the monthly flows and in the total of flows over the year could limit hydroelectric generation, making it necessary to use alternative generation systems, which could have a significant adverse effect on the Company’s costs, including court fees and expenses relating to the subject.

Law 14,052/2020 and Resolution 895/2020, proposed the reimbursement of agents holding the concession of hydraulic plants in the MRE of the effects: (i) generation in disregard of the merit order which means dispatching energy to the grid in disregard of the ascending price ranking for energy generation, (ii) anticipation of delivery of firm energy to the system of relevant power plants, and (iii) restriction to the supply of energy to the grid due to delay in the transmission system. These effects will be calculated retroactively from 2012 to 2020, updated and remunerated at the ANEEL rate of 9.63%. The amount will then be paid through extension of the plants' concession. With this new agreement, injunctions are expected to be withdrawn and market deficits to be settled. In this way, the liquidity of the market in the short term and the default in the CCEE should return to their historical values.

The rules for energy trading and market conditions may affect the sale prices of energy.

Under applicable laws, our generation companies are not allowed to sell energy directly to distributors. Thus, the power generated by our companies is sold in the Regulated Market (Ambiente de Contratação Regulado, or ‘ACR’) – also referred to as the ‘Pool’ – through public auctions held by ANEEL, or through the Free Market (Ambiente de Contratação Livre, or ‘ACL’) through bilateral negotiations with customers and traders. The applicable legislation allows distributors that sign contracts for existing energy supply (‘energia existente’) with generation companies in the Regulated Market to reduce the quantity of energy contracted by up to 4%, per year, in relation to the amount of the original contract, for the entire period of the contract. This exposes our generation companies to the risk of not selling the de-contracted supply at adequate prices.

We conduct trading activities through power purchase and sale agreements, mainly in the Free Market, through our generation and trading companies. Contracts in the Free Market may be entered into with other generating entities, energy traders, or mainly, with ‘free customers.’ Free customers are customers with a demand of 1.5 MW or more: they are allowed to choose their energy supplier, this limit will be reduced to 1.0 MW in 2022 and 0.5 MW in 2023 (Ordinance 465, published by the Ministry of Mines and Energy in December 2019). Some contracts have flexibility in the amount sold, allowing the customer to consume a higher or lower amount (5% on average) from our generating companies than the original amount contracted, which might cause an adverse impact on our business, operating results and/or financial situation.

Other contracts do not allow for this kind of flexibility in the purchase of energy, but increased competition in the Free Market could influence the occurrence of this type of arrangement in purchase contracts.

In addition to the free customers referred to above, there is a category of customers referred to as ‘Special Customers’, which are those with contracted demand between 0.5 MW and 1.5 MW. Special Customers are eligible to participate in the Free Market provided they buy energy from incentive-bearing alternative sources, such as Small Hydroelectric plants, biomass plants or wind farms. As envisaged by the Ordinance 465/ 2019, by 2023 the demand restriction for free consumers will suffer reduction from 3.0 MW to 0.5 MW, and consider there will be no more separation of free and special consumers. The Company has conducted sales transactions for this category of energy from specific energy resources in particular companies of the CEMIG Group and, since 2009; the volume of these sales has gradually increased. The Company has formed a portfolio of purchase contracts, which now occupies an important space in the Brazilian energy market for incentive-bearing alternative power sources. Contracts for the sale of energy to these customers have specific flexibilities to serve their needs, and these flexibilities of greater or lesser consumption are linked to the historic behavior of these loads. Higher or lower levels of consumption by these customers may cause purchase or sale exposures to spot prices, which can have an adverse impact on our business, operating results and/or financial situation. Market variations, such as variations of prices for signature of new contracts, and of volumes consumed by our customers in accordance with flexibilities previously contracted, can lead to spot market positions, which can potentially have a negative financial impact on our results.

The MRE aims to reduce the exposure of generators of hydroelectric power, such as our generation companies, to the uncertainties of hydrology. It functions as a pool of hydroelectric Generation Companies, in which the generation of all the plants participating in the MRE is shared in such a way as to meet the demand of the pool. When the totality of the plants generates less than the amount demanded, the mechanism reduces the assured offtake levels of the plants, causing a negative exposure to the short-term (‘spot’) market and, as a consequence, the need to purchase power supply at the spot price. Correspondingly, when the total generation of the plants is higher than the volume demanded, the mechanism increases the guaranteed offtake level of the plants, leading to a positive exposure, permitting the liquidation of power at the PLD. In years of poor rainfall, the reduction factor, which applies to the assured energy levels, can reduce the levels of the hydroelectric plants by 20% or more.

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

The PLD’s value is calculated through the results of the optimization models of the operation of the national grid used by the ONS and by the CCEE. The PLD is currently published weekly by the CCEE for three load levels (light, medium and heavy). The models depend on entry data revised by the ONS at each period of four months, monthly, and weekly. In this system, there is the possibility that errors occur during the input of data into the model, which can lead to an unexpected change in the PLD. Alteration of these models, and errors in data input, constitute risks for the trading business, because they cause uncertainty in the market, reducing liquidity, and financial losses due to the unexpected change of price. To mitigate the risk of change of the models during the current year, the National Energy Policy Council (CNPE) published a note in 2016 which established that changes in the mathematical models used in the sector will need to be approved by the CPAMP (‘Comissão Permanente para Análise de Metodologias’ – Standing Committee for Methodologies Analysis and Energy Industry Computer Programs) by July 31 of each year in order to be in force in the subsequent year.

The Covid-19 pandemic has put the world on alert, prompting countries to take measures to contain people to reduce the spread of the virus. In Brazil, these measures started in Mid-March of 2020 and their impacts on the Brazilian energy market were noticed almost immediately with a reduction in the energy consumption of the National Integrated System of approximately 13% in the week following the implementation of these measures. The reduction in consumption, with the consequent deceleration of the economy, lead to an increase in the levels of the reservoirs, since less hydroelectric generation is necessary to meet the lower consumption. Thus, the combination of these factors led to a reduction in prices in the short-term market. With regard to market prices, the evolution of systemic conditions and the revision in market forecasts led to a reduction in contract prices in the medium term. In this sense, the increase or decrease in exposure will depend on the contractual position and contract flexibility at each moment.

In 2020, the frequency of changes in the PLD were increased to hourly. Having an hourly PLD improves the PLD’s adherence to the real operation of the system, which will then better capture the hourly changes in the intermittent sources (solar and wind). This better alignment of price with operation tends to reduce the System and Service Charges (‘ESS’), and to remunerate the thermoelectric generation plants more efficiently when they are activated. On the other hand, the quality of the entry data when input on an hourly basis, especially for solar and wind sources, introduces one more element of uncertainty to the pricing of the market.

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

Among the Brazilian companies involved in these investigations are state-controlled companies in the oil and gas, electricity and infrastructure sectors, and private companies in the construction and equipment supplier sectors, which are being submitted to investigations due to accusations of corruption by the Brazilian Securities Commission (‘CVM’), the Federal Police, the Brazilian Public Attorneys, the Federal Audit Board, the U.S. Securities and Exchange Commission (‘SEC’) and the U.S. Department of Justice (‘DOJ’), among others.

In the energy industry, Eletrobrás has set up an independent internal investigation into possible non-compliances with law and/or regulations indicated by media reports that alleged illegal acts related to service providers of Norte Energia S.A. (NESA) and of Madeira Energia S.A. (MESA) for the construction of Belo Monte and Santo Antônio hydroelectrical plants, respectively and some other special purposes entities, in which Eletrobras holds a minority stake. There have been no direct findings against NESA or MESA nor against any of its managers or employees, and the supposed illegal acts are in fact alleged to have taken place before NESA was formed. The internal investigation, however, estimated the economic and financial impact of these alleged illegal acts, related to NESA’s service providers at R$183 million, and this was considered by Eletrobras and by NESA in accounting analyses and conclusions for the year ended December 31, 2015. This total supposedly represents amounts estimated in excess for acquisition of machines, equipment, services, capitalized charges and administrative expenses, since the alleged improper payments were not made by NESA, but by contractors and suppliers of the Belo Monte hydroelectrical plant; and this impedes identification of the amount and precise periods of the payments.

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

On April 11, 2019, the Brazilian Federal Police commenced the ‘Operation E o Vento Levou’ as part of the Lava Jato Investigation, and executed a search and seizure warrant issued by a Federal Court of São Paulo at Renova’s head office in São Paulo, based on allegations and indications of misappropriation of funds harmful to the interests of CEMIG. Based on the allegations being investigated, these events are alleged to have taken place before 2015. On July 25, 2019, the second phase of such investigation initiated.

The ‘Operation E o Vento Levou’ and the police investigation of the Minas Gerais State Civil Police have not yet been concluded. Thus, there is a possibility that material information may be revealed in the future. If a criminal action is filed against agents who damaged Renova, Renova intends to act as auxiliary to the prosecution in any criminal proceedings, and subsequently sue for civil recovery of the damages suffered.

In 2019, the tax authority issued infraction notices against Renova, questioning the calculation of income tax and social contribution tax, and payment of withholding income, relating to contracts of services which allegedly did not have the due perfomance, in the estimated amount of R$89 million. Based on the opinion of its legal advisors, Renova provided for this amount as contingency on its financial statements.

Due to these third party investigations, the governance bodies of Renova requested the opening of an internal investigation, conducted by an independent company with the support of an external law firm. The internal investigation was concluded on February 20, 2020, and according to a statement Renova issued at the time, no concrete evidence of acts of corruption or diversion of funds to political campaigns was identified.

However, the independent investigators identified irregularities in the conducting of business and agreement of contracts by Renova, including: (i) payments without evidence of the performance of services, in the total amount of approximately R$40 million; (ii) payments not in accordance with the company’s internal policies and best governance practices, in the total amount of approximately R$137 million; and (iii) deficiencies in the internal controls of the investee.

As a result of the analysis of the above mentioned values, Renova concluded that R$35 million relates to effective assets and therefore no impairment was necessary. The remaining amount of R$142 million was already impaired in previous years, producing no impact on the consolidated financial statements for the year ended December 31, 2019.

In response to the irregularities found, and based on the recommendations of the Monitoring committee and legal advisers, the Board of Directors of Renova decided to take all the steps necessary to preserve the rights of the investee, continue with the measures to obtain reimbursement of the losses caused, and strengthen Renova’s internal controls. Additionally, the Executive Board of Renova hired a Chief Officer for Governance, Risk and Compliance, who will be responsible, among other duties, for ensuring the effiectiveness of Renova´s internal controls and compliance processes.

Since our investment at Renova is fully impaired at December 31, 2020, and since no contractual or constructive obligations in relation to the investee have been assumed by the Company, it is not expected that effects resulting from the investigations can significantly impact the Company’s financial statements, even if such effects may not yet be recorded by Renova.

In addition to the cases above, there are investigations being conducted by the Public Attorneys’ Office of the State of Minas Gerais (MPMG) and by the Civil Police of the State of Minas Gerais (PCMG), which aim to investigate possible irregularities in the investments made by CEMIG in Guanhães Energia S.A. and in MESA (Santo Antônio Energia S.A. or ‘SAESA’). Additionally, on April 11, 2019 agents of the Brazilian Federal Police were in the Company’s head office in Belo Horizonte to execute a search and seizure warrant issued by a São Paulo Federal Court in connection with the ‘Operation E o Vento Levou’, as described above. These proceedings are being investigated by reviewing of documents requested by the respective authorities, and by hearing of witnesses. At present, it is not possible to determine what the results of the MPMG and PCMG’s investigations will be.

Taking into account these investigations, we contracted specialized independent advisers to analyze the internal procedures related to these investments, as well as the Company internal proceedings related to the acquisition of Light’s interest in Enlighted (see Note 25 of the Financial Statements). The specialized independent company’s investigation was subject to oversight of an independent investigation committee whose creation was approved by our Board of Directors. The specialized independent advisers’ investigation was completed in May 2020 and identified no objective evidence substantiating illegal acts made by Company in the Company’s investments that were the subjects of the investigation. Therefore, there was no impact in the consolidated financial statements as of December 31, 2020.

By the end of 2020, CEMIG initiated internal investigations into allegations that are the subjects of inquiries conducted by the Minas Gerais State Public Attorneys´ Office, regarding certain alleged irregularities in public bidding and purchasing processes. The investigations are being conducted by a new Special Investigation Committee (Comitê Especial de Investigação – ‘CEI’), with support from specialized independent advisers.

The Executive Board determined the establishment of a disciplinary administrative process (‘Processo Administrativo Disciplinar) to verify the veracity of the allegations and to pursue the preventive removal of certain personnel from the Supply and Logistics area, which aims to ensure impartiality and exemption in the investigations.

CEMIG is and has been fully cooperating with any and all investigation and inspection by competent authorities, whether in the United States or Brazil. For example, in July 2019, pursuant to the DOJ’s Corporate Enforcement Policy, the Company disclosed the above-described investigation to the DOJ and the SEC and has been cooperating with those agencies. We cannot guarantee that CEMIG or companies of the CEMIG Group will not in the future become target of legal actions based on these or future investigations, whether in the United States or Brazil.

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

One member of our board of directors is a defendant in two "Civil Actions of Administrative Impropriety due to Damages to the Public Treasury" and another member of our board of directors is a defendant in a ‘Tax Evasion Action’, all in pre-trial proceeding stage. For more information, see “Item 6. Significant Civil and Criminal Proceedings Involving Key Management Members”. We cannot assure you that judicial and administrative proceedings, or even the commencement of new judicial and administrative proceedings against any members of our management or board of directors, will not impose limitations or restraints on the performance of the members of our management and board of directors that are a party to these proceedings. In addition, we cannot assure you that these limitations will not adversely affect us and our reputation.

The multiple uses of water and the various interests related to this natural resource might give rise to conflicts of interest between CEMIG and society as a whole, which might cause losses to our business, results of operations or financial condition.

At present, considering projects and companies that are jointly controlled, CEMIG has more than 70 hydroelectric power plants, with 5,969 MW and representing 98.1% of our installed capacity.

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

As our controlling shareholder, the government of the State of Minas Gerais exercises substantial influence on the strategic orientation of our business. Currently it holds 51% of the common shares of CEMIG and as majority shareholder has full powers to decide on business relating to the Company’s objects as stated in the by-laws, and to adopt whatever decisions it deems to be necessary for the defense of its interests and development.

The government of the State of Minas Gerais can elect the majority of our senior management and has the competency to approve, among other subjects, matters that require a qualified quorum of shareholders. The latter include transactions with related parties, shareholding reorganizations and the date and payment of dividends.

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

Our Company is subject to various different regulatory structures, of which the following are examples: (a) laws and regulations of the Brazilian energy sector, such as Law No. 10,848/04 (on trading in energy), regulations by ANEEL; (b) the laws and regulations that apply to listed companies with securities traded on the Brazilian capital market, such as Law No. 6,404/76 (the ‘Corporate Law’), regulations of the CVM; (c) laws and regulations that apply to Brazilian companies with majority state-owned shareholdings, such as Law No. 13,303/2016 (the ‘State Companies Law’); (d) laws and regulations that apply to Brazilian companies that have securities registered with the SEC, such as the Sarbanes-Oxley Act of 2002, the Foreign Corrupt Practices Act (FCPA) and regulations of the SEC; and (e) laws and regulations regarding privacy and data protection, such as Law no. 13,709/2018 (the ‘General Data Protection Law, LGPD’), among others.

Furthermore, Brazil has intensified and improved its legislation and structures relating to maintaining competition, combat of improbity and prevention of corrupt practices. For instance, Law No. 12,846/13 (the ‘Anticorruption Law’) established objective liabilities for Brazilian companies that commit acts against Brazilian or foreign public administration, including acts relating to tender processes and administrative contracts, and established tough penalties for those companies that are punished.

The Company has a high number of administrative contracts with high values and a large number of suppliers and customers, which increases its exposure to risks of fraud and administrative impropriety.

Our Company has structures and policies for the prevention and combat of fraud and corruption, audit and internal controls, and has adopted the recommendations for Best Corporate Governance Practices recommended by the Brazilian Corporate Governance Institute (Instituto Brasileiro de Governança Corporativa, or ‘IBGC’) and the framework of the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Furthermore, due to the majority interest held by the State Government in our shareholding structure, we are required to contract the greater part of our works, services, advertising, purchases, disposals and rentals, through competitive tenders and administrative contracts, which are ruled by the Tenders Law, State Companies Law and other complementary legislation.

However, despite the Company having processes of governance, risk management and compliance, we might be unable to avoid future violations of the laws and regulations to which we are subject (regarding labor, tax, environment, energy, among others), or violations of our internal control mechanisms, our Declaration of Ethical Principles and Code of Professional Conduct, or the occurrence of fraudulent or dishonest behavior by employees, or individuals or legal entities that are contracted, or other agents that may represent the company in dealings with third parties, especially with the Public Authorities.

Our management has identified material weaknesses in internal control over financial reporting, and has concluded that our internal control over financial reporting was not effective on December 31, 2016, 2017, 2018, 2019 and 2020, which may have a material adverse effect on the Company’s results of operations and financial condition.

Our management identified material weaknesses in our internal control over financial reporting for the last 5 years. For further information on the material weakness identified by our management, see “Item 15 - Controls and Procedures - Management’s Annual Report on Internal Control over Financial Reporting”. Because of the identified material weaknesses, our management concluded that our internal control over financial reporting was not effective as of December 31, for the last 5 years. Although we have developed and implemented several measures to remedy these material weaknesses, we cannot be certain that we will remedy our existing material weakness or that there will be no other material weaknesses in our internal control over financial reporting in the future.

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

Because we are a holding company with no revenue-producing operations other than those of our operating subsidiaries, we can only distribute dividends to shareholders if the Company receives dividends or other cash distributions from its operating subsidiaries. The dividends that our subsidiaries can distribute depend on our subsidiaries generating sufficient profit in any given fiscal year and on restrictive covenant clauses in contracts for loans and financing of these subsidiaries as well as by any restriction imposed by the regulator, all of which place limits upon their payments of dividends. Similarly, we have a limitation on the payment of dividends which cannot exceed the mandatory minimum of 50% of the net income for the business year, as contained in our by-laws, due to restrictive covenant clauses in the contracts for loans and financing of the subsidiaries in which we are guarantors. Dividends are calculated and paid in accordance with applicable Brazilian corporate law Brazilian Corporate Law’) and the provisions of the by-laws of each of our regulated subsidiaries.

ANEEL has discretion to establish the rates that distributors charge their customers. These rates are determined by ANEEL in such a way as to preserve the economic and financial balance of concession contracts entered into with ANEEL.

Concession agreements and Brazilian law have established a mechanism that permits three types of rate adjustment: (a) the Annual Adjustment; (b) the Periodic Review; and (c) the Extraordinary Review. The purpose of the Annual Adjustment (‘Reajuste Annual’) is to compensate for changes in costs that are beyond a company’s control, such as the cost of energy for supply to customers, the sector charges that are set by the Federal Government, and charges for use of the transmission and distribution facilities of other companies. Manageable costs, on the other hand, are adjusted by the IPCA inflation index, less a productivity and efficiency factor, known as the X Factor, which considers aspects such as distribution productivity and service quality standards. Every five years, there is a Periodic Tariff Review (Revisão Periódica Tarifária, or ‘RTP’), the purpose of which is to: identify the variations in costs referred to above; provide an adequate return on the assets that the company has constructed during the period, establish a factor based on economies of scale, which will be taken into account in the subsequent annual tariff adjustments and define the efficient operational costs. An Extraordinary Tariff Review takes place whenever there is any unforeseen development that significantly alters the economic/financial equilibrium of the concession. Thus, although CEMIG D’s concession contracts specify preservation of their economic and financial balance, we cannot guarantee that ANEEL will set tariffs that do remunerate us adequately in relation to the investments made or the operating costs incurred due to the concession, and this might have a material adverse effect on our business, financial situation and operating results.

ANEEL has established the Permitted Annual Revenue (Receita Anual Permitida or ‘RAP’) of our transmission companies; if any adjustments result in a reduction of the RAP, this could have a material adverse effect on our results of operations and financial condition.

ANEEL defines the RAP that we receive through our transmission companies, on behalf of the Federal Government. The concession contracts provide for two mechanisms for the adjustment of revenues: (a) the annual tariff adjustments; and (b) the Periodic Tariff Review (‘Revisão Tarifária Periódica’). The annual tariff adjustment of our transmission revenues takes place annually in June and is effective in July of the same year. The annual tariff adjustments take into account the permitted revenues of the projects that have come into operation, and the revenue from the previous period is adjusted by the inflation index (IPCA for Contract No. 006/1997 and IGP-M for Contract No. 079/2000). The periodic tariff review takes place every five years. During the periodic tariff review, the investments made by a concession holder in the period and the operating costs of the concession are analyzed by ANEEL. The regulator takes into account only investments that it deems to be prudent, and operating costs that it assesses as having been efficient, using a benchmarking methodology. Thus, the tariff review mechanism is subject to some extent to the discretionary power of ANEEL, since it may omit investments that have been made, and could recognize revenues for operating costs lower than those actually incurred. This could result in a material adverse effect on our business results.

An Extraordinary Tariff Review takes place whenever there is any unforeseen development that significantly alters the economic/financial equilibrium of the concession. Thus, although our concession agreements specify that the economic and financial balance of the contract shall be preserved, we cannot guarantee that ANEEL will set tariffs that adequately compensate us in relation to the investments made or in relation to the operating costs incurred because of the concession. This may have a material adverse effect on our business, financial condition and results of operations.

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

We are party to several legal and administrative proceedings relating to civil, administrative, environmental, tax, regulatory, labor and other claims. These claims involve a wide range of issues and seek indemnities and restitution in money and by specific performance. Several individual disputes account for a significant part of the total amount of claims against the Company. See “Item 8. Financial Information – Legal and Administrative Proceedings”. Our consolidated financial statements include provisions for risks in a total amount of R$1.9 billion, as of December 31, 2020, for actions in which the probability of loss have been assessed as ‘probable’.

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

A substantial portion of the Company’s assets is tied to the provision of public services and would not be available for attachment as collateral for the enforcement of any court decision.

A substantial portion of the Company’s assets is tied to the provision of public services. These assets can not be attached as collateral for the enforcement of any court decision because the assets revert to the concession-granting authority to ensure continuity in the provision of public services, according to applicable legislation and our concession agreements. Although the Brazilian Federal Government would be obligated to compensate us for early termination of our concessions, we cannot assure you that the amount ultimately paid by the Brazilian Federal Government would be equal to the market value of the reverted assets. These restrictions on liquidation may lower significantly the amounts available to holders of the notes in the event of our liquidation and may adversely affect our ability to obtain adequate financing.

Loss by our subsidiary Gasmig of its concession could cause losses in Gasmig’s results.

In 1993, Gasmig obtained the concession for commercial operation of supply of piped gas to the industrial, automotive, commercial, institutional and residential sectors in the state of Minas Gerais for a period of 30 years (‘the Concession Contract’). The concession was extended to January 10, 2053 under the Second Amendment to the Concession Contract, dated December 26, 2014.

On September 19, 2019, Gasmig executed the Third Amendment to the Concession Contract, which replaced the obligation of Gasmig to build a gas pipeline from the city of Queluzito, in Minas Gerais, in the direction of the city of Uberaba, Minas Gerais, for a compensatory grant payment of R$852 million to the State of Minas Gerais, and confirmed extension of the Concession Contract to January 10, 2053. In addition, Gasmig committed to reach a total of 100,000 clients served by the end of 2022, and to build networks to serve the seven meso-regions of the State of Minas Gerais. Currently, Gasmig serves five of these meso-regions.

Under Article 35 of Law 8987 of February 13, 1995 (‘the Concessions Law’), the concession is subject to termination under certain circumstances, including the following: (i) expiration of the contractual term; (ii) the operation being taken over by the state; (iii) termination for other reasons, usually of time, arising from law; (iv) rescission of the contract (amicably, or by the courts); (v) annulment of the concession contract as a result of a failing or irregularity found in a tender or public bid procedure or in the manner of its grant; or (vi) bankruptcy or extinction of the concession holder. In any of these circumstances, the concession assets will revert to the Concession-granting Power, the state of Minas Gerais (‘the Grantor’). In the event that Gasmig loses its concession for any reason, we cannot guarantee that any indemnity payable to Gasmig will be sufficient to compensate its investments, the implicit rate of return, nor loss of future profits relating to the assets not yet totally amortized or depreciated.

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

In addition, Gasmig may suffer the intervention of the Grantor in the event that, in the Grantor´s opinion, there is a risk of Gasmig failing to perform the services, or if Gasmig has failed to perform its obligations under the concession contract or the applicable law. In such events, the Grantor could also levy fines against Gasmig or even revoke its concession.

Early termination of the Concession contract, and penalties in connection with such termination, would generate significant impacts on Gasmig’s results, and affect its capacity to pay and comply with its financial obligations. Gasmig’s concession will expire in January 2053, and may be extended, at the sole discretion of the Grantor.

Changes in the methodology and parameters adopted by the regulatory authorities in connection with the tariff review cycles of Gasmig may adversely impact our operations and financial condition

The general parameters of tariff regulation are specified in the Concession Contract, which: (i) determines the general guidelines for adjustment of tariff; (ii) guarantees pass-through of the cost of acquisition of gas and of the tariff review; and (iii) determines the distribution margin, which enables the economic and financial sustainability of Gasmig in accordance with the best practices used by Brazilian and international regulatory agencies for the natural gas distribution sector.

The concession contract also provides that the tariff will be reviewed if events occur that put the economic and financial equilibrium of the Concession Contract at risk, in the form of and for the periods necessary to avoid losses due to tariffs becoming inadequate.

In November 2019 the Economic Development Department of Minas Gerais State (SEDE), a division of the Minas Gerais State Government, responsible for regulating the distribution of piped gas, completed the first tariff review cycle, in which the parameters for the remuneration rate, expectations of investments, costs and volumes for determining the tariffs in the 2018-2022 cycle were determined. In addition, SEDE included the impact of the payment of the Compensatory Grant in tariffs.

Changes in the tariff review cycles could cause a material adverse effect on Gasmig’s activities, affecting its financial condition and the results of its operations. These changes may also impact on market conditions and the prices of securities in Brazil, consequently adversely affecting Gasmig, and could change the price of gas or increase the costs of its activities.

Gasmig might not succeed in implementing the strategies in its long-term strategic plan at the desired moment, or might incur unexpected costs, which could have adverse consequences for its business, operational results and financial condition.

Gasmig’s capacity to comply with the strategic objectives depends, largely, on timely and successful implementation, with a good cost-benefit ratio, of its long-term strategy.

The following are some of the factors that could negatively affect this implementation:

•	Substantial alterations in the economic conditions;
•	Substantial alterations in regulatory matters;
•	Capacity to generate cash flow, or obtain future financings, necessary for implementation of projects;
•	Inability to obtain necessary governmental licenses and approvals;
•	Unexpected engineering problems;
•	Unexpected investments in environmental matters arising from alterations in legislation and/or incidents that demand indemnities for environment damage;
•	Unexpected delays in the processes of expropriation and establishment of easements;
•	Non-availability of the workforce or of the necessary equipment;
•	Strikes;
•	Delay in delivery of equipment by suppliers;
•	Inappropriateness of the physical facilities and equipment for ensuring uninterrupted activities of the business and protecting the critical processes against failures and accidents;
•	Delay resulting from failings by suppliers or third parties to comply with their contractual obligations;
•	Interference by climate factors, or environmental restrictions;
•	Significant variations of hydrological conditions from the historic average, that is to say, occurrence of rains in a volume or frequency not in accordance with the historic average;
•	Changes in the environmental legislation, creating new obligations and causing additional costs for projects;
•	Legal instability caused by political issues;
•	Continuation, for a long period, of the restrictive conditions imposed by Covid-19; and
•	Occurrence of any of the above factors could result in significant increases in costs, or delay or inhibit implementation of initiatives, and consequently compromise the execution of Gasmig’s strategic plan, with negative effect on the operational and financial results of Gasmig and CEMIG.

The existence of a single supplier of natural gas in Brazil affects competitiveness in the market in which Gasmig operates.

The Brazilian gas market is undergoing a process of opening, but there are still some obstacles to be overcome. Currently, Petrobras holds the monopoly on supply and transport of natural gas. Gasmig and Petrobras entered into a Purchase Agreement for the supply of natural gas under the ‘Firm Inflexible’ regime, specifying the quantity contracted, the price of gas, and other factors. The price of gas acquired from Petrobras varies according to a contractual formula, and is adjusted in accordance with changes in the price of Brent oil, and the US dollar exchange rate. In 2020, the price of acquisition for gas other than for thermoelectric power varied significantly, decreasing by as much as 27.4%, but later increased at the end of the year to a price 3.7% lower than at the end of 2019.

The contract is for the period up to 2023, and the pricing of the molecule portion may be altered only by agreement between the parties. The price of the transportation of natural gas is regulated by, and may be revised by, the National Oil, Natural Gas and Biofuels Agency (ANP). If ANP changes the pricing, the difference is passed through to the distributors.

Changes in the prices and/or pricing policies of products that are substitutes for the product that Gasmig sells could affect the price of the energy products sold by Gasmig.

Petrobras also controls the prices of the principal energy substitutes that compete with natural gas. In 2017, Petrobras revised its pricing policy for energy sources that compete with natural gas. The prices of LPG (‘Liquefied Petroleum Gas’) and Fuel Oil fluctuated significantly during the last year. The prices of these energy products also vary in accordance with the oil price, and the US dollar exchange rate, which might result in their maintaining their competitiveness in relation to gas.

Petrobras may revise its pricing policy at any time. Any changes could influence the market´s demand for natural gas and its competing fuels, such as LPG, petroleum gas, and/or Fuel Oil, which could positively or negatively impact Gasmig’s operational results and financial situation.

Opening of the gas market or measures to encourage reduction of the price could affect the profitability of Gasmig.

In 2016 the Brazilian federal government launched the ‘Gás para Crescer’ (‘Gas for Growth’) program, with the objective of fostering the natural gas market in Brazil, through implementation of changes in the regulatory environment of the natural gas sector, preparing it for a reduction in the participation of Petrobras. The proposals of the Gás para Crescer program were incorporated into a draft law, which has been going through Brazil´s Congress for some years. Also because of this program, the National Oil, Natural Gas and Biofuels Agency (ANP) issued Requests for Public Contributions, with a view to receiving contributions from agents in the natural gas chain to enable the entry of new players in the market.

The ‘Gás para Crescer’ program was succeeded by the ‘Novo Mercado de Gás’ (‘New Gas Market’) program. The main directives of the program are consolidated in CNPE Resolution 16/2019, which sets principles and objectives for the promotion of free competition in Brazil’s natural gas market.

Among the directives, it is established that there should be an incentive for the States and the Federal District to adopt good regulatory practices that contribute to effective liberalization of the market, increase in transparency and efficiency, de-verticalization of the sector, and appropriate pricing in the supply of natural gas, by segment of users. This will likely also involve an incentive for the States and the Federal District to adopt reforms and structuring measures, including a possible amendment to concession contracts to reflect good regulatory practices, which include the regulatory principles for Free Consumers, independent producers and independent importers. Finally, there would be an incentive for the States to arrange for privatization of the local state piped gas concession holders.

In July 2019, Petrobras and the Brazilian antitrust authority CADE (‘Conselho Administrativo de Defesa Econômica’, or Economic Defense Administrative Council) signed an Undertaking for Cessation (‘Termo de Compromisso de Cessação –TCC’), under which Petrobras undertook to sell the holdings that it presently owns in the transporters Nova Transportadora do Sudeste S. A. – NTS (10%), and TBG - Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. (51%). Petrobras will also sell indirect equity interest in distributors, by selling either its shares in Gaspetro or Gaspetro’s equity interests in the distributors. Petrobras also made an undertaking to adopt certain measures to give more transparency to the contracts for transport, and for third parties to have access to the capacity of the existing assets.

These measures, if implemented, might affect Gasmig, and there could be a variation in the cost price of gas and in the competitiveness of natural gas compared to other energy sources, generating a possible devaluation of natural gas in the market and altering Gasmig’s operational cash flow – i.e. it might have to pay a higher price than expected for the same product, generating negative financial consequences for Gasmig.

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

Further, Gasmig will have to comply with certain requirements for the renewal of the gas supply contract, and for this reason cannot guarantee that this contract will be renewed, or that it will be renewed on the same terms. If the supply contract is not renewed, or if it is renewed on less favorable terms, the business, financial situation and operational results of Gasmig could be negatively affected.

The volumes of natural gas supplied by Gasmig are concentrated in few sectors, and few clients.

The large-scale industrial market sustains the sales volume, and constituted 77% of the volume of gas not sold to thermal electricity generation plants in 2020. Gasmig’s largest clients are in steel, metallurgy, mining, and manufacture of wood pulp.

In the event of reversal of expectations and/or an adverse economic scenario, continuity of the structure of the market served by Gasmig might have a negative effect on Gasmig’s business, operational results and financial situation.

Discussions in progress on the new directives of public policies in relation to the gas market in Brazil could negatively affect Gasmig’s business, if implemented.

Since the second half of 2016, Petrobras has been reducing its presence in the natural gas supply chain. In 2017 it sold 90% of its stockholding interest in Nova Transportadora do Sudeste S.A. – NTS, to the Canadian company Brookfield Infrastructure Partners, and in June 2020, completed the sale of 100% of its interest in Transportadora Associada de Gás S.A. – TAG, to the group comprising Engie and the Canadian fund Caisse de Dépôt et Placement du Québec (CPDQ).

Even with these divestitures, Petrobras continues to have a dominant position in the market, because it has a contract for the transport of gas from these assets, and continues to be the monopoly supplier in the Brazilian gas market.

In 2019 the ‘Novo Mercado de Gás’ (‘New Gas Market’) program, developed by the Mining and Energy Ministry in partnership with the Economy Ministry, ANP, CADE and EPE, was instituted, with four sectors: Promotion of competition; Integration of natural gas with the electricity and industrial sectors; Harmonization of the state and federal regulations; and Removal of tax barriers. As practical results of the program, we highlight Resolution 16 of June 24, 2019, enacted by the National Energy Policy Council (CNPE) and the signature of the Cessation Undertaking (TCC) between the monopolies authority CADE (‘Conselho Administrativo de Defesa Econômica’) and Petrobras. CNPE Resolution 16 details guidelines of energy policy to achieve the objectives of the ‘New Gas Market’, especially in relation to promotion of competition. The TCC signed by CADE and Petrobras aims to stimulate competition in the sector and prevent future occurrence of anticompetitive conduct, covering total disposal of transport assets by the dominant agent, release of excess transport capacity to the market, and negotiation of non-discriminatory access for third parties to the infrastructures of outflow and processing of natural gas.

Finally, Draft Law 6407/2013, known as ‘The New Gas Law’ (‘Nova Lei do Gás’), which brings together some measures that are necessary for formation of an open natural gas market, was passed by the Senate on December 10, 2020, and now requires only passage by the Chamber of Deputies (the lower house of Congress) and signature by the President.

The proposed changes could contain negative impacts on the natural gas distribution business, and generate uncertainties on some aspects. The adoption of systems of entry and exit to the transport activity generates uncertainties in relation to the future cost of the service of transport. The incentive for the States to adopt harmonized regulatory principles for free agents (independent producers, independent importers) could represent risks to the distribution concession holders of having to bear the burden of commitments to minimum withdrawals included in supply contracts, or even suffer physical bypass by the large consumers.

The regulatory agency responsible for the distribution of piped gas is controlled by the government of Minas Gerais State, whose interests might conflict with the interests of economic balance of the concession granted to Gasmig.

The Brazilian Federal Constitution lays down that the commercial operation of local piped gas services is a function of the States, directly or through concessions. Gasmig is indirectly controlled by the State of Minas Gerais, through the majority stockholding position held by CEMIG in Gasmig. The Minas Gerais Economic Development Department (SEDE) is a division of Minas Gerais State government, responsible for the function of regulation of piped gas distribution services. Further, SEDE is also responsible for the promotion of sustainable development in Minas Gerais State.

As indirect controlling shareholder of Gasmig, and at the same time regulator of the public service, through SEDE, the government of Minas Gerais State has the authority to direct the efforts and investments of Gasmig in accordance with its own interests – political, economic or social which could have a negative impact on the economic equilibrium of the concession.

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

Further, Brazilian markets have experienced a high level of volatility due to the uncertainties arising from on-going anti-corruption and other investigations being carried out by the Brazilian Federal Prosecutors, and their impact on the economy and on the Brazilian political environment. Such events could cause the trading value of our shares, preferred and common, of our preferred and common ADSs, and our other securities to be reduced, and could negatively affect our access to the international financial markets. Furthermore, any political instability resulting from such events, including upcoming political elections at the federal and state levels, if it affects the Brazilian economy, could cause us to re-evaluate our strategy.

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

The Brazilian Federal Government frequently intervenes in the country’s economy and occasionally makes significant changes in monetary, fiscal and regulatory policy. Our business, results of operations and financial condition may be adversely affected by changes in government policies, as well as other factors including, without limitation:

•	Fluctuations in the exchange rate;
•	Regulatory policy for the energy sector;
•	Inflation;
•	Changes in interest rates;
•	Fiscal policy;
•	Other political, diplomatic, social and economic developments which may affect Brazil or the international markets;
•	Liquidity of the domestic markets for capital and loans;
•	Development of the energy sector;
•	Controls on foreign exchange and restrictions on remittances out of the country; and/or
•	Limits on international trade.

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

Additionally, there are uncertainties regarding the federal government's capacity to promote actions in 2021 that minimize the impacts of Covid-19 and promote a faster economic recovery.

These uncertainties, together with the current economic crisis that Brazil is undergoing and other future developments in the Brazilian economy, may adversely affect our business, results of operations and financial condition.

The stability of the Brazilian Real is affected by its relationship with the U.S. dollar, inflation and Brazilian Federal Government policy regarding exchange rates. Our business could be adversely affected by any recurrence of volatility affecting our foreign currency-linked receivables and obligations as well as increases in prevailing market interest rates.

The Brazilian currency has experienced high degrees of volatility in the past. The Brazilian Federal Government has implemented several economic plans, and has used a wide range of foreign currency control mechanisms, including sudden devaluation, small periodic devaluation during which the occurrence of the changes varied from daily to monthly, floating exchange market systems, exchange controls and parallel exchange market. From time to time, there was a significant degree of fluctuation between the U.S. dollar and the Brazilian Real and other currencies. On December 31, 2020, the exchange rate between the Real and the US dollar was R$5.1935 for US$ 1.00. There is no guarantee that the Real will not depreciate, or appreciate, in relation to the US dollar, in the future.

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

Brazil has historically experienced extremely high rates of inflation. Inflation, and some of the Federal Government’s measures taken in an attempt to curb inflation, have had significant negative effects on the Brazilian economy. Since the introduction of the Real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. Brazilian annual inflation as measured by the IPCA index in the years 2018, 2019 and 2020 was, respectively, 3.75%, 4.31% and 4.52%. No assurance can be given that inflation will remain at these levels.

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

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than the major securities markets in the United States. This might substantially limit an investor’s ability to sell the shares underlying his preferred or common ADSs for the desired price and within the desired period. In 2020, the São Paulo Stock Exchange (Brasil, Bolsa, Balcão S.A or ‘B3’), the only stock exchange in Brazil on which our shares are traded, had an annual market capitalization of approximately R$5.14 trillion, and average daily trading volume of approximately R$29.8 billion.

Holders of the preferred and common ADSs, and holders of our shares, may have different shareholders’ rights than holders of shares in U.S. companies.

Our corporate governance, disclosure requirements and accounting practices are governed by our by-laws, by the Level 1 Differentiated Corporate Governance Practices Regulations (‘Regulamento de Práticas Diferenciadas de Governança Corporativa Nível 1’) of the B3 (the main Brazilian stock exchange) by the Brazilian Corporate Law (Federal Law No. 6,404/76) and by the rules issued by the CVM. These regulations may differ from the legal principles that would apply if our Company were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in other jurisdictions outside Brazil. In addition, the rights of an ADS holder, which are derived from the rights of holders of our common or preferred shares, as the case may be, to have his interests protected in relation to decisions by our board of directors or our controlling shareholder, may be different under the Brazilian Corporate Law from the rules of other jurisdictions. Rules against insider trading and self-dealing and other rules for the preservation of shareholder interests may also be different in Brazil if compared to the United States rules, potentially establishing a disadvantage for holders of the preferred shares, common shares, or preferred or common ADSs.

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

In order to have a judgment rendered outside of Brazil enforced in Brazil, the party seeking enforcement would need to be recognized in the courts of Brazil (to the extent that Brazilian courts may have jurisdiction) and such courts would enforce such judgment without any retrial or reexamination of the merits of the original action only if such judgment had been previously ratified by the STJ, in accordance with Articles 216-A to 216- X of the Internal Regulations of the STJ (RISTJ), introduced by Regulatory Amendments No. 18/2014 and No. 24/2016. Notwithstanding the foregoing, no assurance can be given that ratification will be obtained.

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

If the investor decides to exchange his preferred ADSs or common ADSs for the underlying shares, the investor will be able to continue to rely, for five business days from the date of the exchange, on the depositary bank’s electronic certificate of registration in order to receive any proceeds distributed in connection with the shares. After that period, the investor may not be able to obtain and remit U.S. dollars abroad upon sale of our common/preferred shares, or distributions relating to our common/preferred shares, unless he or she obtains his or her own certificate of registration or registers the investment under CMN Resolution No. 4,373/2014, dated September 29, 2014, which entitles registered foreign investors (‘Resolution No. 4,373/2014’) to buy and sell on a Brazilian stock exchange. If the investor does not obtain a certificate of registration or register under Resolution No. 4,373/2014, the investor will generally be subject to less favorable tax treatment on gains with respect to our common shares.

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

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our common shares, we will not be required to discharge any such obligations in a currency other than Reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than Reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and any such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange rate may not afford non-Brazilian investors full compensation for any claim arising out of, or related to, our obligations under our common shares.

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

Organizational and Historical Background

Companhia Energética de Minas Gerais – CEMIG is a state-controlled mixed capital company (‘sociedade por ações de economia mista’). CEMIG has its registered office located at Avenida Barbacena, 1200, Belo Horizonte, Minas Gerais, Brazil. The U.S. Securities and Exchange Commission (the “SEC”) maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC. Our internet address is https://www.cemig.com.br. The information posted on our website or that could be accessed through our website is not an integral part of, or attached to or incorporated by reference into, this Form 20-F.

CEMIG built its first three hydroelectric power plants in the 1950s and commenced its energy transmission and distribution operations in 1960. CEMIG was incorporated on May 22, 1952 and is organized and existing under the laws of Brazil and the State of Minas Gerais. In the 1970s, CEMIG took over the distribution of energy in the region of the city of Belo Horizonte, commissioned the São Simão hydroelectric power plant and advanced the transmission of energy with the construction of 6,000 km (3,728 miles) of power lines.

In the 1980s, a partnership between CEMIG, Centrais Elétricas Brasileiras S.A. (‘Eletrobras’) and the Brazilian Federal Government launched the Minas-Luz Program, to expand service to low-income populations in rural areas and outer urban suburbs, including the shantytowns. The Emborcação hydroelectric power plant, at the Paranaíba River, started operating in 1982. At that time, together with the São Simão plant, the Emborcação plant tripled the Company’s generation capacity. In 1983, CEMIG created its Ecological Program Coordination Management Unit, which is responsible for planning and developing the Company’s environmental policies. This new unit fostered the research of alternative energy sources, such as wind power and solar generation, biomass and natural gas. Since then, the Company has focused its research projects on such alternative energy sources.

In 1986, CEMIG’s subsidiary Companhia de Gas de Minas Gerais – Gasmig, a natural gas distribution company, was incorporated. By the end of the 1980s, CEMIG’s energy distribution business had a market share in the State of Minas Gerais of 96%.

In 2000, CEMIG was listed in the Dow Jones Sustainability Index for the first time and continues to be listed since then. We believe this to confirm our dedication to the balance between the economic, environmental and social pillars of corporate sustainability. In 2001, CEMIG’s ADRs representing its preferred shares were upgraded to Level 2 on the New York Stock Exchange. In 2004, due to new legal and regulatory requirements, CEMIG transferred its operations to two wholly owned subsidiaries: the energy generation and transmission company CEMIG Geração e Transmissão S.A. (‘CEMIG GT’) and the energy distribution company CEMIG Distribuição S.A. (‘CEMIG D’).

In 2006, CEMIG began to operate in other states, with the acquisition of a significant interest in Light S.A. (‘Light’), which concession is in the state of Rio de Janeiro, and Transmissoras Brasileiras de Energia – TBE, which owned transmission lines in Northern, Midwest and Southern Brazil. In 2008, CEMIG initiated its participation in the UHE Santo Antônio generation project at the Madeira River. In April 2009, CEMIG GT acquired Terna Participações S.A., now called Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’). In May 2013, it increased its holdings in the energy transmission sector with the acquisition of equity interests in five other transmission companies. This increased CEMIG’s market share in Brazilian energy transmission from 5.4% to 12.6% at that time. In 2011, CEMIG GT expanded its participation in relevant generation and transmission assets, including the acquisition, by Amazônia Energia S.A. (in which CEMIG and Light have, respectively, 74.5% and 25.5% of the total capital) of a 9.77% stake in Norte Energia S.A. (‘NESA’), the owner of the concession for the construction and operation of Belo Monte Hydroelectric Power Plant, in Xingu River, State of Pará. The transaction added 818 MW of generation capacity to our total activities and increased Light’s total generation capacity by 280 MW. Also in 2011, CEMIG acquired a controlling stake in Renova Energia S.A. (‘Renova’), which has been working with Small Hydroelectric Power Plants (SHPs) and wind farms for over a decade. In 2015, the association between Vale S.A. (‘Vale’) and CEMIG GT to form Aliança Geração de Energia (‘Aliança’) was concluded. The two companies subscribed shares issued by Aliança which were paid in by means of the equity interests they held in the following energy generation assets: Porto Estrela, Igarapava, Funil, Capim Branco I, Capim Branco II, Aimorés and Candonga; plus a 100% interest in the following wind generation Special-Purpose Entities (‘SPEs’): Central Eólica Garrote Ltda., Central Eólica Santo Inácio III Ltda., Central Eólica Santo Inácio IV Ltda. And Central Eólica São Raimundo Ltda. CEMIG GT won the concession for Lot D in ANEEL’s Auction No. 012/2015, for placement of concessions for hydroelectric plants under a regime of allocation of generating capacity and physical offtake guarantees. Lot D is comprised of 13 plants that were previously owned by CEMIG, and an additional five plants which were owned by Furnas Centrais Elétricas S.A. (‘Furnas’). The aggregate installed generation capacity of these 18 plants is 699.57 MW.

On July 17, 2019, in connection with the public offering of shares by Light, the Company sold 33,333,333 shares that it held in that investee, at the price per share of R$18.75, in the total amount of R$625 million.

On January 22, 2021, the Company sold 68,621,264 shares that it held in that investee, at the price per share of R$20.00, in the total amount of R$1,372 million. The transaction is part of the execution of CEMIG’s divestment program. With the completion of this transaction, CEMIG is no longer a stockholder of Light.

2020 Capital Increase

On July 31, 2020, the Shareholders’ Ordinary General Meeting approved an increase in the Company’s capital, of R$0.3 million, from R$7,294 million to R$7,594 million, through issuance of 60 million new shares, each with nominal value of R$5.00, comprising 20,056,076 common shares and 39,943,924, preferred shares. The shares that were subscribed in the capital increase of July 31, 2020, were considered in full in the calculation of basic and diluted profit for 2020, since these new shares already had potential for subscription since that date, as decided by the shareholders.

2021 Capital Increase

Considering that on December 31, 2020 the profit reserves, with the exclusion of the Tax Incentive reserves, exceeded the registered share capital by R$1,529 million, the Annual General Meeting of Shareholders approved on April 30, 2021, the Management´s proposal for increase of the registered share capital to R$8,467 million, as per Article 199 of the Brazilian Corporate Law through the issuance of new shares through a stock dividend available only to the Company’s existing shareholders, with the following terms and conditions (the ‘Capital Increase’):

•	Amount of the Capital Increase through stock dividend: R$873 million through the issuance of 174,609,467 new shares (58,366,345 nominal common shares and 116,243,122 nominal preferred shares) each with nominal value of R$5.00, for both common and preferred shares; and
•	The new shares have the same rights of the shares of the same class, including with respect to dividends and/or distributions on equity that may be declared by the Company.

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

As part of the court decision, in March 2017 the preliminary injunctions that had maintained CEMIG GT in possession and operation of the concessions of the Jaguara and Miranda plants were revoked. CEMIG GT remained in control of the assets, and recognized revenues from the sale of energy and the operating costs of the assets through the date that the preliminary injunction was revoked. From that date onwards, CEMIG GT ceased to recognize any depreciation on the assets and began to recognize revenues relating to the provision of services of operation and maintenance of these plants in accordance with the regime of quotas specified by Law 12,783/13 (the ‘Quotas Regime’). As ordered by the MME Order 432/2015, the São Simão plant was operated under the Quotas Regime since September 2015.

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

On August 3, 2017, the MME Order 291/17 determined the amount payable to CEMIG GT for the residual value of the infrastructure assets of the São Simão and Miranda plants at the end of the contract, at R$1,028 million, of which R$244 million relates to the residual value of the São Simão Plant, and R$784 million for the residual value of the Miranda Plant – these amounts being expressed in Reais as of September 2015 and December 2016, respectively. The amounts had been adjusted by the Brazilian Selic rate for federal securities, and the total adjustment recognized in 2018 as an operating income amounted to R$55 million. On August 31, 2018, CEMIG GT received the amounts of reimbursement relating to the assets not previously amortized or depreciated in the basic plans of the São Simão and Miranda hydroelectric plants, as specified in MME Order 291/2017. The total amount received was R$1,139 million. As of December 31, 2020, investments made after the Jaguara, São Simão and Miranda plants came into operation, in the amounts of R$174 million, R$2.7 million and R$23 million, respectively, are recorded as concession financial assets, and the final determination of the amounts to be paid to CEMIG GT are under discussions with the regulator. Management does not expect losses in the realization of these amounts.

The MME has not yet established indemnification amounts with respect to the Jaguara and Volta Grande power plants.

Wind Farms in the State of Ceará

On May 17, 2018, CEMIG GT signed an agreement with Energimp S.A. (‘Energimp’).

On December 20, 2018, following compliance with the conditions specified in the transaction agreement, CEMIG GT and Energimp signed the related Memorandum of Conclusion of Elimination of Cross-holdings. With the signature of this document: (i) the cross-holdings previously existing between the parties in Parajuru, Volta do Rio and Morgado were eliminated; (ii) all shareholding partnership between the parties was terminated; and (iii) CEMIG GT now owns 100% of the share capital of Parajuru and Volta do Rio, and Energimp owns 100% of the share capital of Morgado.

The following describe certain activities relating to CEMIG subsidiaries, jointly controlled entities and associates during 2020, 2019 and 2018 (aggregated by business):

RENOVA GROUP

Change in control of Renova

On October 15, 2019, Light sold, for R$1.00, the totality of its shares in the jointly controlled entity Renova, equivalent in total to 17.17% of the share capital of the company, to CG I Fundo de Investimento em Participações Multiestratégia, namely 7,163,074 shares and 98 preferred shares. Additionally, Lightcom Comercializadora de Energia S.A. signed an Assignment Agreement through which it assigned all the credits held against Renova to CG I. With the expiry of the period specified in the Shareholders’ Agreement of Renova, the subsidiary CEMIG GT did not exercise its right of first refusal nor its right of joint sale, and thus there has been no change in its direct equity interest in Renova.

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

On December 18, 2020, the General Meeting of Creditors approved the court-supervised reorganization plans submitted to the court by Renova. In this sense, the plans describe the means of recovery in detail, give details of the DIP bridge loan, identify the Isolated Production Units (UPIs) and specify the procedure for resources disposal and allocation. For more details related to the court-supervised reorganization plans, see Item.3 – Risck Factors and see note 16 to our Financial Statements.

Considering the non-existence of any legal or constructive obligations to the investee, the Company has concluded that the court-supervised reorganization filed by Renova does not have any additional impact on its financial statements.

LIGHT

Divestiture of Light

On June 21, 2017, CEMIG started a process to sell all its equity interest in Light S.A. (‘Light’). On July 14, 2017, Rio Minas Energia Participações S.A. (‘RME’) and Luce Empreendimentos e Participações S.A. (‘Lepsa’) also decided to start a process to sell all their interest in Light. This formalized the joint decision of CEMIG, RME and Lepsa to divest of their aggregate 52.12% controlling interest in Light at the time.

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

Thus, as from that date, the Company no longer had power that gave it control of this investee. In accordance with IFRS 10 – Consolidated financial statements, the investee was no longer considered a subsidiary, and therefore was no longer consolidated in the Company’s financial statements.

On January 22, 2021, in the public offering of common shares of Light, CEMIG sold its entire remaining holding of shares in Light at R$20.00 (twenty Reais) per share for a total of R$1,372 million. With the completion of this transaction, CEMIG is no longer a stockholder of Light.

TAESA

Acquisition of 11.624% of the shares of Brasnorte Transmissora de Energia S.A. (‘Brasnorte’)

On August 30, 2019, Taesa concluded the acquisition of 11.624% of Brasnorte increasing its equity interest from 88.376% to 100.00%. For the acquisition, Taesa will pay to the seller R$18,024 million.

Acquisition by Taesa of 100% of the shares of Rialma Transmissora de Energia 1 S.A. (‘Rialma’)

On March 13, 2020, Taesa concluded the acquisition of 100% of the shares of Rialma. The asset located in the State of Rio Grande do Norte, interconnected with one of Taesa’s substations – SE Lagoa Nova of Paraíso Açu Transmissora de Energia S.A., will allow operational advantages in maintaining the new asset, and consequently contributing to Taesa´s growth plan and its consolidation in the Brazilian transmission sector. Rialma comprises the transmission line LT Lagoa Nova II – Currais Novos II, voltage of 230 kV, double circuit, with an extension of 28km and Annual Permitted Revenues (RAP) of R$12.6 million (2019-2020 cycle).

For the acquisition, Taesa will pay to the seller R$60,482 million, subject to positive or negative adjustments resulting from the variation between the net debt and the working capital between the base date and the closing date, as well as other adjustments after the closing.

Taesa – Closing of Eletrobras Auction Process

On January 15, 2019, Taesa was informed about the formal closing of the process of Eletrobras Auction No. 01/2018, regarding the lots L, N and P, for which it placed the minimum bid. Through a notice, the Sale Committee of the Eletrobras Auction No. 01/2018 stated that, on January 14, 2019, Eletrobras’s Executive Board unanimously approved, without any reservations the ratification of Eletrobras Auction No. 01/2018, referring to lot L (‘Brasnorte’) and lot N (‘ETAU’). Concerning Lot P (‘Centroeste’), CEMIG, which was already a shareholder along with Eletrobras, exercised its right of first refusal, as detailed along this document.

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

Taesa signs a SPA for the acquisition of four operational transmission assets

On December 17, 2018, Taesa entered into a Sales and Purchase Agreement with Âmbar Energia Ltda. (‘Âmbar’) and Fundo de Investimento em Participações Multiestratégia Milão (‘FIP’ and, together with Âmbar, the ‘Sellers’), for the acquisition by Taesa of (i) all shares representing the total and voting capital of São João Transmissora de Energia S.A. (‘SJT’) and São Pedro Transmissora de Energia S.A. (‘SPT’), and (ii) of 51% of the shares representing the total and voting capital of Triangulo Mineiro Transmissora de Energia S.A. (‘TMT’) and Vale do São Bartolomeu Transmissora de Energia S.A. (‘VSB’).

On January 3, 2019, Taesa´s Extraordinary General Meeting approved the acquisition of SJT, SPT, TMT and VSB. The completion of the acquisition is subject to certain conditions precedent, including, among others: (i) regulatory authorizations of ANEEL and CADE; (ii) the non-exercise of the preemptive right by Furnas Centrais Elétricas S.A. (‘Furnas’) in relation to shares issued by TMT and the non-exercise of the preemptive right by Furnas and CELG Geração e Transmissão S.A. in relation to shares issued by VSB; (iii) confirmation of fulfillment of the obligations set forth in the Leniency Agreement signed by J&F Investimentos S.A. and the Sellers, including the commitment that no indemnifying or sanctioning measures be proposed against the purchaser; and (iv) non-occurrence of any material adverse effect.

On February 14, 2020, Taesa completed the acquisitions of SJT and SPT for an adjusted amount of R$753.2 million. The acquisitions of TMT and VSB were cancelled due to the failure to obtain the consent by the creditors.

CEMIG SIM

Launch of CEMIG Soluções Inteligentes em Energia – CEMIG SIM

On October 08, 2019, CEMIG Soluções Inteligentes em Energia – CEMIG SIM was launched. It comprises the activities developed by Efficientia and CEMIG Geração Distribuída – CEMIG GD. Efficientia's by laws were modified in order to adapt to the new object of CEMIG SIM and change of corporate name. On October 19, 2020, a CEMIG’s Extraordinary General Meeting of Shareholders approved the merger of Geração Distribuída – CEMIG GD (wholly-owned subsidiary), at book value, and as a result the investee ceased to exist and the Company took over of all its rights and liabilities.The proposal is for CEMIG SIM to act, in this first moment, but not limited, in the following segments: distributed generation, account services, cogeneration, energy efficiency (with PEE resources), and supply and storage management.

On November 25, 2020, the Company’s wholly-owned subsidiary CEMIG Sim acquired 49% of interest in seven special-purpose companies operating in photovoltaic solar generation for the distributed generation market (‘geração distribuída’), with total installed capacity of 29.45MWp, for R$55 million. On August 19, 2020 and on September 30, 2020, this wholly-owned subsidiary also acquired 49% of interest in two others SPCs operating in the same market segment for R$8 million and R$10 million, respectively, with total installed capacity of 11.62 MWp.

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

Prior to the acquisition above and as of December 31, 2019, the Company held a 51% share of the investee, and did not control the entity according to its shareholders agreement, therefore, the investments in Centroeste was accounted for under the equity method. See more information on Note 16 to our consolidated financial statement - Investments.

The companies incorporated in Brazil described below are our major subsidiaries and affiliates. The subsidiary companies were recorded under the equity method (*):

Companhia Energética de Minas Gerais
March 31, 2021
Cemig D 100%
Cemig GT 100%
Gasmig 99.57%
TAESA 21.68%
Centroeste 100%
Ativas Data Center 19.6%
Cemig SIM 100%
Axxiom 49%
Aliança Geração 45%
Baguari Energia
Cachoeirão 49%
Retiro Baixo 49.90%
Pipoca 49%
Madeira 15.51%
Lightger 49%
Aliança Norte 49%
Cemig G. Três Marias 100%
Amazônia 74.53%
Cemig G. Salto 100%
Guanhães 49%
Cemig G. Itutinga 100%
Itaocara 49%
Cemig G. Camargos 100%
Renova Energia 36.23%
Cemig G. Leste 100%
Parajuru 100%
Cemig G. Oeste 100%
Volta do Rio 100%
Cemig G. Sul 100%
Consortium Cemig-CEB 82.50%
Cemig PCH 100%
Horizontes 100%
Sá Carvalho 100%
Rosal 100%
Cemig G. Poço Fundo 100%
ESCEE 100%
Trading 100%
Holding
Gas Distribution Company
Generation Companies
Distribution Company
Wind Generation Companies
Trading Companies
Transmission Companies
Service Companies
Generation Consortium

* As of March 31, 2021 the only change in our major subsidiaries and affiliates from December 31, 2020 to March 31, 2021 was the sale of the interest on Light which was already configured as an asset held for sale. For more information, see “Divestment of Light."

CEMIG’s main subsidiaries and jointly controlled entities and affiliates include the following:

•	CEMIG Geração e Transmissão S.A. (‘CEMIG GT’) – 100% owned: operates in energy generation and transmission;
•	CEMIG Distribuição S.A. (‘CEMIG D’) – 100% owned: operates in energy distribution;
•	Companhia de Gás de Minas Gerais (‘Gasmig’) – 99.57% owned: acquires, transports, distributes and sells natural gas;
•	SPEs of Lot D – 100% owned: Geração Camargos S.A., CEMIG Geração Itutinga S.A., CEMIG Geração Leste S.A., CEMIG Geração Oeste S.A., CEMIG Geração Salto Grande S.A., CEMIG Geração Sul S.A. and CEMIG Geração Três Marias S.A.; Lot D is comprised of 13 plants, previously owned by CEMIG, and an additional 5 plants, which belonged to other companies. The aggregate installed generation capacity of these 18 plants is 699.57 MW;
•	SPEs – Wind Energy - 100% owned: Central Eólica Praias de Parajuru S.A. and Central Eólica Volta do Rio S.A., wind farms with 47 wind turbines with 71.20 MW;
•	CEMIG SIM - 100% owned: distributed generation, account services, cogeneration, energy efficiency, and supply and storage management;
•	Centroeste – 100% owned: operates in construction, operation and maintenance of the transmission facilities of the Furnas-Pimenta transmission line – part of the national grid;
56

•	Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’) – jointly-controlled entity, with ownership of 36.97% of the voting stock and 21.68% of the total stock: construction, operation and maintenance of energy transmission facilities in 17 states of Brazil and in the Federal District;
•	Aliança Geração de Energia S.A. (‘Aliança’) – jointly controlled entity, with direct ownership of 45% of the voting and total share. Aliança is privately owned and operates as a platform for consolidation of generation assets and investments in future generation projects;
•	Investment in the Belo Monte Plant through Amazônia Energia S.A. and Aliança Norte: Amazônia Energia S.A. and Aliança Norte are shareholders in Norte Energia S.A.-NESA, which holds the concession to operate the Belo Monte Hydroelectric Plant, on the Xingu River, in the State of Pará. Through the jointly controlled entities referred to above, CEMIG GT owns an indirect equity interest in NESA of 11.69%. After its completion, with the installation of its 18th turbine, on November 2019, the installed capacity of the dam complex is 11,233 megawatts (MW). Belo Monte Hydroelectric Plant is the largest 100% Brazilian hydroelectric plant and one of the largest in the world; and
•	Investment in the Santo Antônio Plant through Madeira Energia S.A (‘MESA’) which owns 100% of Santo Antônio Energia S.A., hydroelectric plant in the Madeira River in the state of Rondônia with an installed capacity of 3,568 megawatts (MW). CEMIG GT's holds 15.51% of MESA´s total shares.

Long-Term Strategic Plan

The long-term strategy and the multiannual business plan, reviewed and approved by the Board of Directors in 2018, defined that our mission is to provide integrated solutions for clean power, accessible to society, in an innovative, sustainable and competitive way.

In 2021, the Board of Directors approved a revision of the strategic plan for 2021 – 2030. The principal guidelines and directives include the following:

•	Transform the customer experience to become one of the top companies in customer satisfaction;
•	Execute the program of disinvestment of non-core assets, assets that do not provide returns, assets in which holdings are non-material in scale, and assets with liquidity, to leverage new investment;
•	Investing to modernize core businesses, expand operations and develop new line of businesses for the future creating superior value;
•	Redesign and digitize internal processes as well as customer interactions;
•	Ensure operational efficiency of the businesses;
•	Consolidate competencies, increase productivity and optimize personnel costs;
•	Consolidate Health and Safety as a value;
•	Be innovative in the quest for technological solutions for the businesses;
•	Comply with the regulatory requirements; and;
•	Reinforce the practices of environmental, social, and governance – ESG.

A process of evaluation of structures for disinvestment of the Company’s equity interest in the share capital of TAESA is in progress, within the overall concept of optimization of the Company’s allocation of capital.

Capital Expenditures

Capital expenditures for the years ended December 31, 2020, 2019 and 2018 in millions of Reais, were as follows:

Year ended December 31,	2020	2019	2018
Distribution network	1,319	986	861
Power Generation (1)	58	26	479
Transmission network (2)	153	223	96
Others	68	68	79
Total capital expenditures (3)	1,599	1,303	1,515
(1)	Includes borrowing costs, capitalized in the amount of R$55 million, R$23 million and R$31 million in 2020, 2019 and 2018, respectively. Includes the consideration paid for a 51% interest in Parajuru and Volta do Rio in the amount of R$166 million in 2018.
(2)	Includes additions in transmission financial assets in the amount of R$153 million, R$223 million and R$96 million in 2020, 2019 and 2018, respectively.
(3)	The capital expenditures are presented in our Consolidated Statement of Cash Flow mainly on account lines related to contract assets, acquisition of equity investees, capital contributions in investees, PP&E, acquisition of subsidiaries and intangible assets.

For 2021, we plan to make capital investments in the amount of approximately R$2,347 million, corresponding to our basic program. We expect to allocate these expenditures primarily to the expansion of our distribution system. We will also allocate R$196 million for injection of capital into subsidiaries in 2021, to meet specific capital needs. The amounts planned for 2021 do not include investments in acquisitions, and other projects, that are not remunerated by the concession-granting power – which are not recognized in the calculations of tariffs made by ANEEL and we expect to fund our capital expenditures in 2021 mainly from the cash flow from operations and, to a lesser extent, through financing.

Business Overview

General

Our business involves the generation, transmission, distribution and sale of energy, gas distribution and to provide of energy solutions.

CEMIG

We are engaged in transactions to buy and sell energy through our subsidiaries. The total volume of energy resourced in 2020 was 82,552 GWh or 0.7% more than in 2019 of 81,993 GWh or 2.9% more than in 2018 of 80,190 GWh. The amount of energy produced by us in 2020 was 9,080 GWh or 34.4% more than the 6,756 GWh produced in 2019 or 86.5% more than the 4,871 GWh produced in 2018. The amount of energy purchased by us in 2020 was 73,471 GWh or 2.3% less than the 75,237 GWh purchased in 2019 or 2.5%, less than the 75,319 GWh purchased in 2018. These figures include 5,835 GWh purchased from Itaipu in 2020, 5,659 GWh in 2019; and 5,738 GWh in 2018, and through the Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) and from other companies, we purchased 67,601GWh in 2020; 69,577 GWh in 2019 and 69,581 GWh in 2018.

The energy traded in 2020 totaled 82,552 GWh, an amount 0.7% more than 2019 in which, 47% of that volume (39,026 GWh), was traded to final customers, both captive and free. Total losses of energy in the core and distribution networks in 2020 totaled 7,012 GWh, which corresponds to 8% of total resources and 7.2% less than the 7,554 GWh loss in 2019. The table below presents the breakdown of resources and power requirements by CEMIG traded in the last three years:

CEMIG’S ELECTRIC ENERGY BALANCE

(GWh)	2020	2019	2018
RESOURCES	82,552	81,993	80,190
Energy generated by CEMIG	7,132	5,533	3,770
Energy generated by Sá Carvalho	420	295	326
Energy generated by Horizontes	53	48	61
Energy generated by CEMIG PCH	75	96	481
Energy generated by Rosal Energia	389	192	182
Energy generated by SPE	1,011	592	451
Energy bought from Itaipu	5,835	5,659	5,738
Energy bought from CCEE and other companies	67,637	69,577	69,581

REQUIREMENTS	82,552	81,993	80,190
Energy delivered to final customers	39,026	42,397	42,707
Energy delivered by Sá Carvalho	522	472	472
Energy delivered by Horizontes	85	89	87
Energy delivered by CEMIG PCH	121	121	124
Energy delivered by Rosal Energia	249	213	235
Energy delivered by SPEs	940	706	882
Energy delivered to the CCEE and other companies	34,597	30,441	28,802
Losses (1)	7,012	7,554	6,881
(1)	Discounting the losses attributed to generation (184 GWh in 2020) and the internal consumption of the generating plants.

Generation

The electric power generation business consists of the generation of energy using renewable energy sources (water, wind, sun and biomass).

As of December 31, 2020, we were one of the largest energy generation groups in Brazil, by total installed capacity. As of that date, we were generating energy at over 89 hydroelectric plants (small hydroelectric power plants (‘PCH’) and hydroelectric power plants (‘UHE’)), wind plants and solar plants, with total installed capacity of over 6,000 MW, with plants present in 10 states of Brazil. The vast majority of our capacity is generated at hydroelectric plants (98.1% of installed capacity), with the remaining being generated by wind plants and a solar plant.

Our top five power plants accounted for over 66% of our installed energy generation capacity in 2020 are:

Rank (Installed Capacity)	Generation Power Plant	CEMIG Group Company Holding Stake	Restricted / Unrestricted Group	Installed Capacity (MW)(*)	Start of Comm. Operations	Expiration of Concession or Authorization	Type of Power Plant	CEMIG´s Stake
1st	Belo Monte	Norte Energia	Unrestricted	1,376	2016	08/26/2045	UHE	12.25%
2nd	Emborcação	CEMIG GT	Restricted	1,192	1982	07/23/2025	UHE	100%
3rd	Santo Antônio	SAESA	Unrestricted	553	2012	06/12/2043	UHE	15.51%
4th	Nova Ponte	CEMIG GT	Restricted	510	1994	07/23/2025	UHE	100%
5th	Irapé	CEMIG GT	Restricted	399	2006	02/28/2035	UHE	100%
Sub-Total (Top 5)				4,030
Total (All Plants)				6,086

(*) the installed capacity presented refers to the CEMIG’s stake

Transmission

The transmission business consists of transporting energy power from the facilities where it is generated to points of consumption, distribution networks and free customers (which are customers with demand equal to or greater than 3 MW, or customers with demand equal to or greater than 0.5 MW from alternative energy sources, such as wind, biomass or small hydroelectric plants. In 2021, this range will start from 1.5 MW, reaching 1.0 MW in 2022. Its revenue depends directly on the availability of its assets. The transmission network comprises energy transmission lines and substations with voltage of 230 kV or more, and is part of the Brazilian Grid regulated by ANEEL and operated by the ONS. See ‘The Brazilian Power Industry’. On January 27, 2021, CEMIG GT and other CEMIG transmission networks had approximately 4,374 miles of lines, as follows:

CEMIG GT and other CEMIG transmission networks lines in miles
Classification	CEMIG GT	Other CEMIG Group Companies (1)
> 525 kV Lines	-	70
500 kV Lines	1,355	740
440 kV Lines	-	68
345 kV Lines	1,230	67
230 kV Lines	477	367
220 kV Lines	-	-
Total	3,062	1.312
(1)	Proportional to CEMIG’s stake in the relevant concession

Distribution

Within the CEMIG Group, energy distribution activities are conducted by a wholly owned subsidiary, CEMIG Distribution (‘CEMIG D’).

CEMIG D has four public service energy distribution concession contracts in the State of Minas Gerais, granting rights to the commercial operation of services related to the supply of energy to customers in the regulated ACR market in municipalities in its concession area, including customers that may be eligible, under the legislation, to become customers in the free market (Ambiente de Contratação Livre-ACL, the ‘Free Market’).

CEMIG D’s concession area covers approximately 219,104 square miles, or 96.7% of the territory of the State of Minas Gerais. On December 31, 2020, CEMIG D’s energy system comprised 339,086 miles of distribution lines, through which it supplied 24,240 GWh to 8,695,421 regulated customers and transported 20,078 GWh to 1,774 free customers that use our distribution networks. The total volume of energy distributed was 44,318 GWh, of which 45.6% was distributed to regulate and free industrial customers, 12.8% to regulate and free commercial customers, 24.8% to regulated residential customers, and 16.8% to other regulated and free customers.

Other Businesses

While our main business consists of the generation, transmission and distribution of energy, we also engage in the following businesses: (i) distributed generation, account services, cogeneration, energy efficiency (with PEE resources), supply and storage management, through our subsidiary CEMIG Soluções Inteligentes em Energia-CEMIG SIM; (ii) sale and trading of energy, through structuring and intermediation of purchase and sale transactions, trading energy in the Free Market, through our wholly-owned subsidiaries CEMIG Trading S.A. and Empresa de Serviços de Comercialização de Energia Elétrica S.A.; (iii) acquisition, transport and distribution of gas and its sub products and derivatives through Companhia de Gás de Minas Gerais (‘Gasmig’); (iv) cloud solution, IT infrastructure, IT management services and cybersecurity through Ativas Data Center; and (v) technology systems and systems for operational management of public service concessions, including companies operating in energy, gas, water and sewerage and other utility companies, through Axxiom Soluções Tecnológicas S.A.

Revenue Sources

The following table illustrates the revenues attributable to each of our principal revenue sources, in million of Reais, for the periods indicated:

Year ended December 31,	2020	2019 (Restated)	2018 (Restated)
Energy sales to final customers	23,018	24,052	21,882
Revenue from wholesale supply to other concession holders	3,414	2,876	2,990
CVA (compensation for changes in ‘Parcel A’ items ) and other financial components	455	58	1,973
Financial component arising from PIS/Pasep and Cofins taxes refunded to customers– realization	266	-	-
Revenue from use of the energy distribution systems – TUSD	3,022	2,722	2,045
Transmission operation and maintenance revenue	280	352	343
Interest revenue arising from the financing component in the transmission contract asset	438	328	311
Adjustment to expectation of cash flow from the indemnifiable financial asset of the distribution concession	16	18	-
Revenue from financial adjusting of the Concession Grant Fee	347	318	321
Construction revenues	1,637	1,292	940
Transactions with energy on the CCEE	154	432	217
Mechanism for the sale of surplus	234	-	-
Supply of gas	2,011	2,298	1,995
Fine for violation of service continuity indicator	(51)	(58)	(44)
Recovery of PIS/Pasep and Cofins taxes credits over ICMS	-	1,428	-
Other	1,709	1,721	1,640
Deductions from revenue	(11,722)	(12,351)	(12,314)
Total net revenues	25,228	25,486	22,299

Power Generation and Trading

Overview

CEMIG’s top five power plants accounted for over 66% of its installed energy generation capacity as of December 31, 2020.

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

The total volume of transactions in energy in 2020 was 82,552 GWh, an increase of 0.7% in comparison to the 81,993 GWh in 2019.

Generation Assets

As of the date of this annual report, the subsidiaries, jointly controlled entities and affiliates of CEMIG operated 80 hydro plants, totaling 5,937.07 MW.

We have incorporated subsidiaries in the State of Minas Gerais and other states in Brazil to operate certain of our generation facilities and to hold the related concessions.

The following are companies in which CEMIG GT owns 100% of the equity:

•	CEMIG Geração Camargos S.A., CEMIG Geração Itutinga S.A., CEMIG Geração Leste S.A., CEMIG Geração Oeste S.A., CEMIG Geração Salto Grande S.A., CEMIG Geração Sul S.A. and CEMIG Geração Três Marias S.A.; CEMIG GT incorporated these companies in 2016 to hold the concession contracts for 18 hydroelectric plants won in the auction the year before. The total installed generation capacity secured to CEMIG GT’s portfolio was 699,6 MW;
•	CEMIG PCH S.A. – Independent power producer, operating the Pai Joaquim small hydroelectric power plant;
•	Horizontes Energia S.A. – An independent power producer, operating the Machado Mineiro and Salto do Paraopeba SHPs in Minas Gerais; and the Salto do Voltão and Salto do Passo Velho hydroelectric plants, in the State of Santa Catarina;
•	Rosal Energia S.A. – Concession holder operating the Rosal hydro plant, on the border between the States of Rio de Janeiro and Espírito Santo;
•	Sá Carvalho S.A. – Production and sale of energy as a public energy service concession holder, through the Sá Carvalho hydroelectric power plant.

The generation companies in which CEMIG GT has joint control are:

•	Aliança Geração de Energia S.A. (45%) – Platform of growth and consolidation of generation assets held by CEMIG GT and Vale (55%). The assets involved in the formation of the Aliança include the Aimorés and Funil hydroelectric plants and the following generation consortia: Porto Estrela, Igarapava, Capim Branco I, Capim Branco II and Candonga. In addition to the hydroelectric plants in operation, there are four wind plants, which compose the Complexo Eólico Santo Inácio in northeastern Brazil. The company has installed capacity of 1,257 MW in operation, and will be responsible for investments in future projects of energy generation;
•	Aliança Norte Energia Participações S.A. (49%) – Together with Vale (51%), the company holds participation of 9% of Norte Energia S.A., holder of the concession to operate the Belo Monte hydroelectric plant, corresponding to an indirect equity interest of 4.41% and representing an installed capacity of 495 MW;
•	Amazônia Energia Participações S.A. (49% of voting share, 74.5% of total capital) – Owned jointly with Light (25.5%), holds 9.77% of Norte Energia S.A., representing an installed capacity of 818 MW indirectly held by CEMIG GT;
•	Renova (48.21% of voting stock, 36.23% of total capital) –As of December 31, 2020, Renova had generation supply contracts totaling 627.8 MW of generation capacity, of which 190.5 MW were already in commercial operation;
•	Baguari Energia S.A. (69.39%) – The Company operates the Baguari Hydroelectric Plant through the Baguari Hydro Plant Consortium, together with Furnas Centrais Elétricas S.A. (30.61%). Baguari Energia S.A. owns 49% of the plant in partnership with Neoenergia, which owns the remaining 51%, through Baguari I Geração de Energia Elétrica;
•	Retiro Baixo Energética S.A. (49.9%) – Holds the concession for the operation of the hydroelectric power plant Retiro Baixo, located in the lower course of the Paraopeba River in the State of Minas Gerais, which has installed capacity of 82 MW and assured energy of 36.6 MW;
•	Hidrelétrica Cachoeirão S.A. (49%) – An independent power producer operating the Cachoeirão SHP, located at Pocrane, in the State of Minas Gerais. The other 51% is held by Santa Maria Energética;
62

•	Hidrelétrica Pipoca S.A. (49%) – An independent power producer that built and operates the Pipoca SHP, on the Manhuaçu River, in the municipalities of Caratinga and Ipanema, in the State of Minas Gerais. The other 51% is held by Asteri Energia S.A.;
•	Lightger S.A. (49%) – Independent power producer, formed to build and operate the Paracambi SHP (or PCH), on the Ribeirão das Lages river in the county of Paracambi, in the state of Rio de Janeiro. The remaining 51% shareholding is owned by Light;
•	Guanhães Energia S.A. (49%) – Guanhães Energia S.A. is jointly-controlled entity, which has four wholly-owned subsidiaries – PCH Dores de Guanhães S.A., PCH Senhora do Porto S.A., PCH Jacaré S.A. and PCH Fortuna II S.A.. Guanhães Energia S.A. is engaged in commercial operation of these four SHPs. Three of them – Dores de Guanhães, Senhora do Porto and Jacaré – are in the municipality of Dores de Guanhães; and one, Fortuna II, is in the municipalities of Virginópolis and Guanhães, all in the State of Minas Gerais. In July 2019, the project reached its 44MW aggregate installed capacity;
•	Madeira Energia S.A (‘MESA’) (8.54%) – MESA owns 100% of Santo Antônio Energia S.A., hydroelectric plant in the Madeira River in the state of Rondônia. CEMIG GT´s indirect holding in MESA amounts to 6.97% and takes place through the following companies: SAAG, FIP Melbourne (33.12%), Parma (56.75%) and FIP Malbec (49.92%); and
•	Queimado Hydroelectric Power Plant – CEMIG GT holds an 82.5% interest in this entity and our partner in this project is CEB Participações S.A. (‘CEBPar’), a subsidiary of Companhia Energética de Brasília (‘CEB’), which owns 17.5% equity interest in the plant.

The following consortia were established to develop future projects:

•	Tapajós Consortium – The Tapajós Consortium was created to develop technical and environmental feasibility studies of hydro plants in the Tapajos river basin. Technical studies have already been finished and sent to ANEEL for analysis while environmental studies depend on certain licenses to be concluded. In December 2020, due to lack of predictability of a bidding process to be conducted by ANEEL, CEMIG GT formalized its withdrawal from the Consortium; and
•	Davinópolis Hydroelectric Plant (49%) – Consortium formed with Neoenergia (51%) to study the project's feasibility. Due to the lack of predictability regarding the holding of the ANEEL Auction and considering the economic and financial unfeasibility of the project with data previously collected, CEMIG GT intends to formalize its withdrawal from the Consortium in 2021.

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

CEMIG GT has joint participation in the following companies with wind farms investments:

Renova (48.21% of voting share and 36.23% of total capital) - The Alto Sertão III Phase A Wind Complex, currently under implementation and approximately 85% completed, will consist of 26 wind farms located in the State of Bahia with a generation capacity of 432.6 MW.

Aliança Geração de Energia S.A. (45%) – Four wind farms, which compose the Santo Inácio Wind Project. The project, located at Icapuí, in the State of Ceará, started its commercial operation in December of 2017 and has an installed capacity of 98.7 MW. There are also two projects under construction: Projeto Eólico Acauã and Central Eólica Gravier. The latter is located at the State of Ceará, it will have a total installed capacity of 71.4 MW and its commercial operation is estimated to start at the beginning of 2022. The former is composed of Acauã I, Acauã II and Acauã III wind farms, it is located at the State of Rio Grande do Norte and has a total installed capacity of 109.2 MW. Its commercial operation is also estimated to start in 2022.

Expansion of Generation Capacity

Poço Fundo

On February 5, 2019, Brazilian electricity regulatory agency ANEEL approved an expansion of installed capacity of Poço Fundo, a Small Hydroelectric Power Plant located on the Machado River, in the state of Minas Gerais, from 9.16MW to 30MW. Additionally, the concession was extended until May 29, 2045. Upon completion of expansion, the plant will consist of two generating units of 15MW each.

On January 6, 2020, expansion works started and the commercial operation of its first generation unit is expected to begin by June 21, 2022.

CEMIG SIM

CEMIG SIM, a wholly owned subsidiary of CEMIG that operates in distributed generation and energy solutions, invested in its first year of activity (2020), approximately R$73.5 million in the acquisition of 49% stakes in nine photovoltaic plants. Currently CEMIG SIM has reached 3,000 customers in the commercial and industrial low voltage segments, which consume 6.2 GWh monthly.

In 2021, CEMIG SIM plans to invest R$113 million in the commercial and industrial segments and will also operate in the residential segment.

Transmission

Overview

The transmission business consists of the transfer of energy from generation power plants to customers directly connected to the basic transmission grid, free customers and distributors. The transmission system comprises transmission lines and step-down substations with voltages ranging from 230 kV to 500 kV.

All the basic transmission grid users, including generators, distributors, free customers, and others, execute contracts for the use of the transmission system – CUST with the ONS, and make payments to the transmission companies for making available the use of their basic transmission grid equipment. See ‘The Brazilian Power Industry’ and “Item 5. Operating and Financial Review and Prospects”.

The following tables give operating information on our transmission capacity for the dates indicated:

	Circuit Length of Transmission Lines in Miles as of December 31,
Voltage of Transmission Lines	2020	2019	2018
500 kV	1,355	1,355	1,355
345 kV	1,230	1,231	1,231
230 kV	477	478	478
Total	3,062	3,064	3,064

	Transformation Capacity (1) of Transmission Substations as of December 31,
Substations	2020	2019	2018
Number of transmission substations (2)	39	38	38
MVA	18,854.65	18,104.65	17,615
(1)	Transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.
(2)	Shared substations are not included.

The tables below present operational information on the transmission capacity of the joint venture (subsidiaries and affiliates transmission CEMIG), proportional to the equity interest held by the CEMIG Group in each case, on the dates indicated:

	Transmission Network Extension in Miles as of December 31,
Voltage of Transmission Lines	2020	2019	2018
>525 kV	70	59	59
500 kV	740	685	654
440 kV	68	68	68
345 kV	67	67	31
230 kV	367	307	258
Total	1,312	1,186	1,070

Transmission assets

Furnas–Pimenta Transmission Line (Companhia de Transmissão Centroeste de Minas – ‘Centroeste’) – In September 2004, a consortium formed by Furnas and CEMIG, holding 49% and 51%, respectively, won the bid for the concession of the Furnas–Pimenta transmission line. As required by the tender rules, the partners formed a company, Companhia de Transmissão Centroeste de Minas S.A., which is responsible for the construction and operation of the transmission line. This 345-kV transmission line extending for approximately 39 miles connects the substation of the Furnas hydroelectric plant to a substation at Pimenta, a city in the Center-West region of Minas Gerais. It began commercial operation in March 2010 and the concession expires in March 2035. On January 13, 2020, the Company concluded the acquisition of 49% of the share capital held by Eletrobras in Centroeste, becoming the sole owner of the investee since then.

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

In 2020, we invested approximately R$1,273 million in the construction and acquisition of the property, plant and equipment needed to supply energy to our customers, expand and increase the capacity of our distribution system.

The following tables provide certain operating information pertaining to our distribution system, on the dates indicated:

Circuit length of distribution lines in miles – High voltage (from distribution substations to final customers) as of December 31,
Voltage of distribution lines	2020	2019	2018
161 kV	30.25	30.25	30.25
138 kV	7,946.62	7,970.98	7,945.68
69 kV	2,223.91	2,221.78	2,221.78
34.5 kV + 230 kV	633.78	633.75	633.75
Total	10,834.55	10,856.76	10,831.46

Circuit length of distribution lines in miles – Medium and low voltage (from distribution substations to final customers)
	As of December 31,
Voltage of distribution network	2020	2019	2018
Overhead urban distribution lines.	67,527.30	66,223.50	65,999.52
Underground urban distribution lines	1,524.16	1,539.70	1,535.05
Overhead rural distribution lines	259,200.32	256,819.88	255,024.50
Total	328,251.78	324,583.08	322,559.07

Step-down transformation capacity (1) of distribution substations as of December 31,
	2020	2019	2018
Number of substations	414	409	405
MVA	10,884.05	10,742.00	10,681.35
(1)	Step-down transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.

Expansion of Distribution Capacity

Our distribution expansion plan for the period of five years, comprising from 2018/ 2022, is based on projections of market growth. In order to accommodate this growth, we plan to add on distribution lines, up to 7,389 miles of medium and low-voltage, and 1,838 miles of high-voltage; 80 step-down substations, adding 2,150 MVA to our distribution network.

Purchase of Electric Power

During the year ended December 31, 2020, we purchased 5,835 GWh of energy from Itaipu, which represented approximately 15% of the energy we sold to final users, and 610 GWh (1.6%) of energy from PROINFA. We also purchased 1,091 GWh under Nuclear Energy Quota Contracts - Contratos de Cotas de Energia Nuclear, or ‘CCENs’. (2.8%) and 7,507 GWh of energy under Assured Energy Quota Contracts - Contratos de Cota de Garantia Física, or ‘CCGFs’. (19%). In addition to this compulsory purchase, we have two other types of supply arrangements: (i) purchases through public auctions, which accounted for approximately 24% of the energy purchased for resale during the year ended December 31, 2020; and (ii) long-term agreements existing prior to the New Industry Model Law, which represented approximately 2% of the energy purchased in 2020.

Itaipu — Itaipu is one of the largest operational hydroelectric plants in the world, with an installed capacity of 14,000 MW. Centrais Elétricas Brasileiras S.A. (‘Eletrobras’), a holding company controlled by the Federal Government, owns a 50% interest in Itaipu, while the government of Paraguay owns the remaining 50%. Brazil, pursuant to its 1973 treaty with Paraguay, has the option to purchase all of the energy generated by Itaipu that is not consumed by Paraguay. Brazil generally purchases more than 95% of the energy generated by Itaipu.

We are one of the power distributors operating in the south, southeast and west-central regions of Brazil that are jointly required to purchase all of Brazil’s portion of the energy generated by Itaipu, in accordance with the Law No. 5,899/1973. The Federal Government allocates Brazil’s portion of Itaipu’s power among these energy companies in amounts proportionate to their respective historical market share of total energy sales. ANEEL enacted Resolution No. 2,178/2016, which set 10.39% as the percentage of Itaipu’s power production bestowed upon CCEE that CEMIG D would have to purchase in 2017. For 2018, Resolution No. 2,355/2017 set it at 10.09% and for 2019 it was set at 10.03% (Resolution No. 2,500/2018). For 2020 the Resolution no 2,642/2019 set it at 10.32% for CEMIG-D. These rates are fixed to defray Itaipu’s operating expenses and payments of principal and interest on Itaipu’s dollar-denominated borrowings and the cost in Reais of transmitting such power to the Brazilian grid. These rates are above the national average for bulk supply of power and are calculated in U.S. dollars. Therefore, fluctuations in the U.S. dollar/Real exchange rate affect the cost, in Real terms, of energy we are required to purchase from Itaipu. Historically, we have been able to recover the cost of such energy by charging supply rates to customers. According to our concession contract, increases in the supply rates may be transferred to the final customer upon approval by ANEEL.

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

‘Bilateral Contracts’ — CEMIG D entered into ‘bilateral contracts’ with various suppliers prior to the enactment of the New Industry Model Law in 2004. Such agreements are valid under their original terms but cannot be renewed. During the year ended December 31, 2020 CEMIG D didn’t enter into new bilateral contracts.

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

Gasmig’s marketing efforts focus on its ability to provide a more economically efficient and environmentally friendly alternative to oil products, like diesel and liquefied petroleum gas (‘LPG’), wood, wood products and charcoal. From January to December 2020, Gasmig supplied approximately 2,584 million cubic meters of natural gas per day to 61,414 customers in forty cities: 95 large and medium-sized industrial plants, 1,121 small industrial plants and commercial customers, 57 retail distribution stations supplying compressed natural gas (‘CNG’) to vehicles, 2 gas fired power generation plants, 5 co-generation projects, 4 distributors of CNG to industrial customers and vehicular retail stations, and 60,128 homes, 2 thermoelectric plants.

From January to December 2020, Gasmig registered an expense for the acquisition of gas of R$1,083 million compared to an expense of R$1,436 million in the period from January to December 2019, a reduction of 24.58%. Although the number of customers has increased 18.18% (mainly residential), the volumes have decreased 4% and 28% for industrial plants and retail distribution stations supplying Compressed Natural Gas (‘CNG’) to vehicles respectively mainly due to pandemic negative side effects in that sector.

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

From January to December 2020, capital expenditures totaled R$42.6 million and 67.68 kilometers were added to our natural gas network. In 2018, Gasmig began to supply the residential market in the city of Juiz de Fora, built the pipeline for supplying a new large industrial plant at the city of Jacutinga and acquired the site in which the operational center is located.

In the city of Belo Horizonte, the main projects developed were those aimed at serving the Urban Market. High Density Polyethylene (‘HDPE’) densification networks were implemented in the São Pedro, Santo Antônio, Luxembourg, Prado and Cidade Nova neighborhoods.

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

The rate reviews occur every five years, from the end of the first cycle, from 2018 to 2022, to evaluate the changes in the costs of Gasmig, and to adjust the tariffs. The concession contract also specifies the possibility of an extraordinary review of tariffs if any event occurs that puts the economic-financial balance of the concession at risk.

On December 14, 2018, the Minas Gerais State Department for Economic, Scientific, Technological and Higher Education Development (‘Sedectes’ actually ‘SEDE’) or (‘the grantor’) presented a study, prepared by Fundação Getulio Vargas Business school (‘FGV’), related to financial economic rebalancing of the Gasmig concession agreement, also supported by consultation from General Attorney’s Office of the State. The rebalancing that has been requested by the grantor is based on the contractual obligation to build a gas pipeline to serve the Nitrogen Fertilizers Unit (UFN), which should have been built by Petrobras. Due to this reason Gasmig was requested to pay the State of Minas Gerais the amount of which Sedectes estimates at R$852 million. Based on the study, SEDECTES requested a response from Gasmig and began discussion for solution related to imbalance referred to, considering that one of its conditions for extension of the concession contract (from 2023 to 2053, as specified in the second amendment to the contract) was execution of investments for construction of the gas pipeline.

On September 19, 2019, the Company entered into, with the State of Minas Gerais, as Grantor, the Third Amendment to the Concession Agreement for Industrial, Institutional and Residential Exploration of Piped Gas Services in the State of Minas Gerais, which represents the conclusion of the economic and financial rebalancing process of the concession contract, upon payment of a grant fee in the amount of R$852 million, updated from January 1, 2019 to the date of its payment at by the DI rate (Interbank Deposits, extra group) and ensures that Gasmig maintains the extension of the term of its concession until the year 2053.

On September 26, 2019, the Company issued Commercial Promissory Notes, in a single series, totaling R$850 million with a maturity of 12 months and interest of 107% of the DI rate, without any guarantees or endorsement. The proceeds from this issue were fully used, on September 26, 2019, to pay the granting bonus due to the Granting Authority updated by the variation of the DI rate since January 1, 2019 in the amount of R$891.2 million.

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

Consulting and Other Services

CEMIG SIM was created in October 2019, as before the company Efficientia, to operate in the markets of: distributed generation, energy efficiency and energy solutions. As well as the branding and marketing strategy focused on the retail sector, and on digital transformation of the electricity sector, the organizational culture of SIM, which has a strong character of innovation and technology, is being constructed so that clients are always at the center of decisions.

In 2019, CEMIG SIM sold supply totaling 2,656 MWh/month, generated by three photovoltaic plants (the Janaúba, Corinto, Manga, Mirabela, Porteirinha I and Porteirinha II plants). CEMIG SIM achieved 810 clients as of December 31, 2019.

In 2020, CEMIG SIM sold supply totaling 3,962 MWh/month, generated by ten photovoltaic plants (the Janaúba, Corinto, Manga, Bonfinópolis II, Lagoa Grande, Lontra, Mato Verde, Mirabela, Porteirinha I and Porteirinha II plants). CEMIG SIM achieved 2,024 clients as of December 31, 2020.

In energy solutions, CEMIG SIM will operate in 2021 in implementation of photovoltaic plants at medium-voltage clients, and also in energy efficiency projects. Business models are also being developed for the markets of: energy storage, electric vehicles, and cogeneration.

Sale and Trading of Energy

We provide services related to the sale and trading of energy in the Brazilian energy sector, such as evaluation of scenarios, representation of customers in the CCEE, structuring and intermediating of energy purchase and sale transactions, and consultancy and advisory services, besides services related to the purchase and sale of energy in the Free Market through our wholly-owned subsidiary companies CEMIG Trading S.A. and Empresa de Serviços de Comercialização de Energia Elétrica S.A. (‘ESCEE’).

Energy Losses

CEMIG

The total recorded by CEMIG as energy losses has two components: (i) an allocated portion of the losses arising in the National Grid; and (ii) the total of technical and non-technical losses (commercial losses) in the local distribution network of CEMIG D.

The total energy losses recorded by CEMIG in the year of 2020 was 7,012 GWh, a 7.2 % decrease in comparison to 2019 (7,554 GWh). The CCEE apportioned losses in the national grid totaling 467 GWh to CEMIG D. Other energy losses, totaling 6,545 GWh, include technical and non-technical losses in the local distribution system.

Technical losses were approximately 70% of the total losses related to CEMIG D for the year ended December 31, 2020. Losses in distribution are inevitable because of transport of energy and its transformation into different levels of voltage. We seek to minimize technical losses by rigorous and regular assessments of the operational conditions of the distribution facilities, and investment to expand distribution capacity, for maintaining quality and reliable levels, thus reducing technical losses; we also operate the system in accordance with certain specific voltage levels, to reduce the level of losses. Technical losses are not strictly comparable: longer distribution distances (for example, in rural areas), naturally have higher technical loss levels.

Non-technical losses were approximately 30% of CEMIG D’s total energy losses in 2020. Such losses are caused by customer fraud, illegal connections to the distribution network, and errors in metering and defects in meters. To minimize non-technical losses, preventive actions are taken regularly: customers’ meters and connections are inspected; meter readers are trained; metering systems are modernized; procedures for installation and inspection of meters are standardized; meters with quality control guarantees are installed; and the database of customers is updated.

The non-technical losses of different distributors can be partially comparable, taking into account the social complexities in the concession area and the effectiveness of efforts to prevent losses.

Quality indicators – DEC and FEC (SAIDI and SAIFI)

At the end of 2020, the indicators that measure the quality of supply by CEMIG D – (i) System Average Interruption Duration Index (‘SAIDI’), expressed as a figure per customer, in hours per year; and (ii) System Average Interruption Frequency Index (‘SAIFI’), also expressed as a customer-experienced average, were 9.64 and 5.05, respectively. In 2019, the figures for SAIDI and SAIFI were 10.64 and 5.06, respectively. The indicator calculation process is certified according to ISO Quality Standard 9001.

The result achieved in 2020 shows the efficiency in the application of resources, as well as the commitment to continuous improvement and customer service.

In December 2015, CEMIG D signed the contractual amendment that unified its concession contracts for the provision of public electricity distribution services, which extended the concessions from January 1, 2016 until December 31, 2045. The contract defined limits for the internal portion of the continuity indicators, Internal System Average Interruption Duration Index (‘SAIDI-i’) and Internal System Average Interruption Frequency Index (‘SAIFI-i’), and since 2016 CEMIG has been complying with the contract limits, as shown in the table below.

	SAIDI-i (hours)					SAIFI-i. (Interruption)
Year	2016	2017	2018	2019	2020	2016	2017	2018	2019	2020
Limit	11.62	11.32	11.03	10.73	10.44	8.12	7.76	7.39	7.03	6.67
Performed	11.57	11.18	10.42	10.56	9.58	5.37	5.44	5.13	4.85	4.86

In 2020, CEMIG did not exceed the limit for the SAIDI-i and SAIFI-i limit, and in the fifth year of the concession, the Company achieved the best result in its history, 9.58 hours, compared to the limit of 10.44 hours set by the Regulator (‘ANEEL’).

The concession contracts has limitation of in the distribution of dividends and/or payment of Interest on Equity to the minimum established by law, in the envent of non-compliance with the annual indicators for outages (SAIDI and SAIFI) for two consecutive years, or three times in a period of five years, until the regulatory parameters are restored. CEMIG D was non-complaint for three times in the past five years, and, in such circumstances, CEMIG D limited the amount of dividend and interest on equity, to 25% of net income.

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

In 2020, we sold a total of 53,309 GWh, or -1.52% less than in 2019, while the total of power we transported for free customers was 3.8% higher, at 20,078 GWh. Sales of energy to final customers plus our own consumption in 2020 totaled 39,402 GWh, or 6.7% less than in 2019. Sales to distributors, traders, other generating companies and independent power producers in 2020-totaled 13,907 GWh – or 16.7% higher than in 2019.

In December 2020, CEMIG Group invoiced 8,698,095 customers – a growth of 1.9% in the customer base in the year since December 2019. Of these, 8,697,714 are final customers, including CEMIG’s own consumption; and 381 are other agents in the Brazilian energy sector.

Sales to Final Customers

Residential

The residential customer category accounted for 20.6% of CEMIG’s energy sales in 2020, totaling 10,981 GWh – or 4.2% more than in 2019 and average monthly consumption per customer in 2020 was 128.6 kWh/month, or 2.0% more than in 2019 (126,1 kWh/month).

This higher consumption by the residential customer category can be explained by the growth of 2.1% in the number of customers and also because people stayed at home more in 2020 due to the social distancing measures due to the Covid-19 pandemic.

Industrial

Energy billed to regulated and free industrial customers in the State of Minas Gerais and other states was 23.9% of the total volume of energy traded by us in 2020, at 12,731 GWh, or 14.4% less than in 2019.

This decline is the result of a 25.6% reduction in the captive market, and a 12.3% reduction in the Free Market.

This category was strongly affected by the crisis caused by the Covid-19 pandemic.

In the captive market the number of customers was 1.2% lower than in 2019, a reduction of 350 customers. This reduction is due to the migration of customers to the free market and a reclassification of customers to other classes (registration adequacy process).

Commercial and Services

Energy sold to regulated and free customers in this category in Minas Gerais and other states was 16.1% of the total volume of energy traded by us in 2020, at 8,571 GWh, 8.2% less than in 2019. This reflects a decrease of 15.9% in the volume billed to regulated customers of CEMIG D, and an increase of 1.6% in the volume billed by CEMIG GT and its wholly owned subsidiaries to free customers in Minas Gerais and other Brazilian states.

The main factor that explains the behavior of the commercial category is the reflection of the restrictions and measures of social distancing caused by the Covid-19 pandemic. In the captive market the migration of customers to the free market and to distributed microgeneration also contributed to the reduction. The free market grew due to the increase in customers.

Rural Customers

Energy consumed by the rural customer category in 2020, at 3,766 GWh, was 0.8% less than in 2019, and 7.1% of the total in 2020.

Other customer categories

Supply to other categories – government, public lighting, public services, and our own consumption – totaled 3,353 GWh in 2020 or 8.7% less than in 2019. In the public lighting category, there was an impact of an adjustment made in the billing calendar (ANEEL – Resolution nº 888/2020) and the insertion of LED lamps is some cities.

Sales in the Free Market, and ‘Bilateral Contracts’

In 2020, total sales of energy were 11,808 GWh, or 20.3% higher than in 2019.

At CEMIG GT there was a higher volume of short-term sales to traders in the first months of 2020, aiming redeeming part of the high credit that a company has at CCEE. In addition, there were also sales acquired with supply in the second half of 2020, with the expectation of recovering part of the reduction caused by the drop in consumption by free customers.

Sales in the Regulated Market

Sales in the Regulated Market in 2020 totaled 2,099 GWh or 0.4% less than in 2019.

The table below presents CEMIG Group’s market in more detail, itemizing transactions in 2020 compared to 2019:

Type of Sale	2020				2019				Variation YoY
	Customers		Energy		Customers		Energy		Customers	Energy
	Amount (un)	Participation (%)	Amount (GWh)	Participation (%)	Amount (un)	Participation (%)	Amount (GWh)	Participation (%)	Variation (%)	Variation (%)
Traded Energy	8,698,095	100.00	53,309	100.00	8,537,540	100.00	54,134	100.00	1.88	-1.52
Sales to final customers	8,697,006	99.99	39,368	73.85	8,536,459	99.99	42,176	79.13	1.88	-6.66
Residential	7,113,837	81.79	10,981	20.60	6,966,696	81.60	10,538	19.14	2.11	4.20
Industrial	30,630	0.35	12,731	23.88	30,657	0.36	14,873	29.11	-0.09	-14.40
- Captive	29,525	0.34	1,773	3.33	29,875	0.35	2,383	4.33	-1.17	-25.61
- Free	1,105	0.01	10,958	20.56	782	0.01	12,490	24.78	41.30	-12.26
Commercial	778,119	8.95	8,571	16.08	806,602	9.45	9,335	17.38	-3.53	-8.19
- Captive	776,942	8.93	4,384	8.22	805,811	9.44	5,214	9.47	-3.58	-15.93
- Free	1,177	0.01	4,187	7.85	791	0.01	4,121	7.91	48.80	1.61
Rural	688,212	7.91	3,766	7.06	647,066	7.58	3,795	6.90	6.36	-0.76
- Captive	688,201	7.91	3,749	7.03	647,064	7.58	3,792	6.89	6.36	-1.13
- Free	11	0.00	17	0.03	2	0.00	3	0.01	450.00	453.45
Other Categories	86,208	0.99	3,319	6.23	85,438	1.00	3,634	6.60	0.90	-8.67
Own Consumption	708	0.01	34	0.06	715	0.01	38	0.07	-0.98	-9.88
Wholesale sales	381	0.00	13,907	26.09	366	0.00	11,920	20.80	4.10	16.67
- Contracts in Regulated Market	27	0.00	2,099	3.94	27	0.00	2,108	3.83	0.00	-0.44
- Free and bilateral contracts	354	0.00	11,808	22.15	339	0.00	9,812	16.97	4.42	20.35

This table presents the CEMIG’s Group’s sales to the Industrial user category as a whole in 2020, by sector of activity:

Sector of activity	Volume invoiced (GWh)	(%)
Mining	1,940	15.2
Foods	1,769	13.9
Metallurgy	1,650	13.0
Nonmetallic minerals	1,469	11.5
Chemicals	1,014	8.0
Plastic Products	998	7.8
Automotive	808	6.4
Textile	654	5.1
Cellulose and Paper	425	3.3
Other sectors	2,002	15.7
Total, industrial customers	12,731	100.0

The ten largest industrial customers served by the CEMIG Group, located in Minas Gerais and other states of Brazil, in terms of revenue, are:

Customer	Activity
USIMINAS	Metallurgy and Mining
CARBETO DE SILICIO SIKA BRASIL	Chemicals
NOVELIS DO BRASIL	Metallurgy
COMPANHIA BRAS DE METALURGIA E MINERACAO	Metallurgy and Mining
HOLCIM	Non-metallic mineral product manufacturing
WHITE MARTINS	Chemicals
SAINT GOBAIN	Non-metallic mineral product manufacturing
ANGLOGOLD ASHANTI	Metallic Mining
ANGLO AMERICAN MINERIO FERRO BRASIL	Metallic Mining
CIMENTO TUPI	Non-metallic mineral product manufacturing

Billing

Normative Resolution 414/2010, published by the ANEEL, regulates billing of customers who have active supply contracts with CEMIG D, among other instruments.

According to the Resolution, consumption of energy, and other items charged, are billed monthly, based on the voltage level delivered to the customer unit and the installed load at that unit. ‘Installed load’ means the sum of the nominal potentials of the electrical equipment installed in the customer unit that is in a condition to operate, expressed in kilowatts (‘kW’). ‘Customer unit’ means the group of items comprising installations, facilities, branch connection, electrical equipment, cables and accessories (including the substation, in cases of supply at primary voltage), with receipt of energy at only one point of delivery, and individualized metering corresponding to a single customer located in one single property or in contiguous properties.

CEMIG D’s customers are divided into Low, Medium and High Voltage.

Invoices of High voltage customers, which are connected directly to the transmission network, are payable five working days after reading of the meter. These customers receive the payment document – the energy invoice – by email.

Medium Voltage customers are those that receive supply at a voltage of 2.3 kV or more, which amount to about 13,570 customers, which are billed within two business days after the meter reading. They receive invoices both in printed form and by email, payable five business days from the date of delivery at the customer’s address. Due to modernization and automation of the meter reading of these customer units, by using remote metering, CEMIG D now has approximately 96.34% of its billing automated. This enables the customer unit to be metered in Real time – so that CEMIG D records and updates consumption of energy at regular intervals.

Low Voltage customers are billed in cycles, which vary between 27 and 33 days. The bill is delivered simultaneously with the meter reading. A total of 7,983 million customer units are billed using this technology, which is known as ‘On Site Billing’. These bills are payable five business days from the date of their delivery (or 10 business days for the establishments of public entities and bodies). The great majority of the amounts billed to this category of customers are for energy actually consumed. Only 0.97% of these customers are billed based on estimated consumption (i.e., on the arithmetic mean of the amounts recorded for the 12 months prior to the consumption that is not measured).

In addition to the implementation of ‘On Site Billing’, CEMIG D has invested to increase the number of bills sent by email, which grew by 54% in 2020, with approximately 471 thousand customers now receiving their billing online. CEMIG intensify campaigns to incentivize customers to choose this way of receiving their monthly bills. The reduction in the volume of printed-paper used for billing helps reduce its global cost to the Company and contributes to environmental sustainability for the planet.

In 2020, CEMIG D saved approximately R$918 thousand with the electronic invoices sent monthly. Modernization of the billing system and the distribution network has significantly contributed to customers’ satisfaction and the quality of CEMIG’s energy supply. CEMIG intends to continue with improvement in this and related fields.

Seasonality

CEMIG’s sales of energy are affected by seasonality. Historically, consumption by industrial and commercial customers increases in the fourth quarter due to their increase in activity. The seasonality of rural consumption is usually associated with rainfall periods. During the dry season between the months of May and November, more energy is used to irrigate crops. The table below presents quarterly figures for energy billed by the CEMIG Group to final users, regulated customers and free customers from 2018 to 2020, in GWh:

Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2020	10,119	9,267	9,754	10,227
2019	10,343	10,339	10,656	10,838
2018	10,309	11,090	11,014	11,110

Competition

Contracts with Free Customers

On December 31, 2020 CEMIG GT had a portfolio of contracts with 2,693 free customers. Of this total, 1,664 customers were located outside of the State of Minas Gerais, amounting to 59% of the total volume of energy sold by CEMIG GT in 2020.

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

Environmental Matters

Overview

Our generation, transmission and distribution of energy and our distribution of natural gas are subject to federal and state legislation relating to preservation of the environment. The Brazilian Constitution gives the Federal Government, states and municipalities powers to enact laws designed to protect the environment and issue enabling regulations under these laws. Generally, while the Federal Government has the power to promulgate general environmental regulations, state governments have the power to enact specific and even more stringent environmental regulation and municipalities also have the power to enact laws in their local interest. We have complied with the relevant environmental laws and regulations in all material aspects.

In accordance with our environmental policy, we have established various programs to prevent and minimize damage, aiming to limit our risks related to environmental issues.

Management of vegetation in the energy system

The Environmental Management Unit of CEMIG D, among other activities, develops methods and procedures for dealing with urban trees that are adjacent to the electric power system. Vegetation management is necessary due to the obligation to ensure the operational security of the system, and from the high number of interruptions in supply of energy caused by trees. In 2020, trees were the cause of approximately 33,010 energy supply outages, in both urban and rural areas, and were the sixth largest cause of unscheduled outages in the Company’s distribution system.

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

Brazilian law requires obtaining licenses for various activities, including construction, installation, expansion and operation of any facility that uses environmental resources, causes significant environmental or polluting degradation or has the potential to cause environmental degradation or pollution or harm historic, cultural and archaeological heritage.

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

Environmental Operating Licensing

Federal Law No. 9,605, enacted on February 12, 1998, stipulates penalties for facilities that operate without environmental licenses. In 1998, the Federal Government issued Provisional Act No. 1,710 (currently Provisional Act No. 2,163-41/01), which allows project operators to enter into agreements with the relevant environmental regulators in order to comply with Federal Law No. 9,605/98. Accordingly, we have been negotiating with (i) IBAMA; and (ii) the Regional Environmental Management Units (‘Suprams’), which is the environmental authority of the State of Minas Gerais to obtain the environmental operating licenses for all our plants and transmission lines that began operating prior to February 1986.

For the generation facilities located in the State of Minas Gerais, which are subject to the environmental licensing under state level, we have agreed with Supram and IBAMA to bring our facilities into compliance on a gradual basis. For those facilities of CEMIG GT that started operations before February 1986, we have prepared the required environmental assessments, filed applications before the appropriate environmental bodies, and submitted them for analysis. Under the applicable law, the Company is allowed to operate while awaiting the requisition appreciation. In order to comply with the conditions, we used the Condition Compliance Index – ‘ICC’.

In 2020, 9 licenses and authorizations for regularization of projects of CEMIG D were obtained, in the category of Authorizing Documents for Environmental Interventions. All the above projects have been regularized in the IEFs agencies (State Institute of Forests – Minas Gerais State Environmental Agencies) spread out over the State of Minas Gerais.

Distribution of natural gas by Gasmig through pipelines throughout Minas Gerais is also subject to environmental control. In most cases the environmental authority of the State of Minas Gerais (Secretary of State for Environment and Sustainable Development – ‘SEMAD’) has issued all licenses necessary for the regular operation of Gasmig’s activities.

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

Environmental Legal Reserves

Under Article No. 12 of Federal Law No. 12,651, of May 25, 2012 (the new ‘Brazilian Forest Code’), a Legal Reserve is an area located inside a rural property or holding that is necessary for the sustainable use of natural resources, conservation or rehabilitation of ecological processes, conservation of biodiversity or for shelter or protection of native fauna and flora. Generally, all owners of rural properties have to preserve an area as a Legal Reserve. However, Article 12, §7 of the new Brazilian Forest Code establishes that a Legal Reserve will not be required for areas acquired or expropriated by the holder of a concession, permission or authorization to exploit hydroelectric power potential, in which projects for electric power generation, or energy substations or transmission or distribution lines are operating.

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

Permanent Preservation Areas

The vegetation surrounding the reservoir is statutorily classified as Permanent Preservation Areas or APPs. The length of the APP varies depending on whether the reservoir is located in rural or urban areas. In rural areas, at least 30 meters should be preserved, while in urban areas, at least 15 meters should be preserved.

Lack of preservation of vegetation in APPs or unauthorized suppression of vegetation in APPs may lead to administrative sanctions, such as fines ranging from R$5,000 to R$50,000 per hectare, limited to R$50 million and criminal liability.

Law 12,651/12 regulates that the APPs of artificial reservoirs should be subject to a specific program created to regulate the use and conservation measures of the area surrounding the reservoir. Such program is called Environmental Plan for Use and Conservation of the Reservoir Surrounding Area (Plano Ambiental de Conservação e Uso do Entorno do Reservatório or ‘PACUERA’) and should be prepared according to the minimum requirements determined by the competent environmental authority in the environmental licensing proceeding.

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

State Decree No. 45,175/2009 was amended by Decree No. 45,629/2011, which established the reference value of projects that cause significant environmental impact, as follows:

For projects executed before the publication of Federal Law No. 9,985, enacted in 2000, the net book value (Valor Contábil Líquido or ‘VCL’) will be used, excluding revaluations or, in its absence, the value of the investment made to the project; and

Compensation for environmental projects executed after the publication of Federal Law No. 9,985, enacted in 2000, will use the reference established in Item IV of Article 1 of Decree No. 45,175, enacted in 2009, calculated at the time of execution of the project, and updated based on an inflation-linked adjustment index.

Due to the impact of the 2013 Energy Concessions Law (Law No. 12,783, enacted on January 11, 2013) on the business of CEMIG GT, the Company filed a consultation with the IEF, to be informed about the environmental compensation payable in relation to the Transmission System. The IEF submitted the inquiry to the Federal General Attorneys’ Office (Advocacia Geral da União, or ‘AGU’). As of the date of this annual report, the Company has not received a reply to this consultation.

In addition to the environmental compensation referred to above, forest compensations for cleaning of energy tower paths and accesses in which vegetation has been suppressed are routine.

Other environmental requirements can become applicable due to the impacts of various projects; such requirements could include the structuring and operation of programs to monitor fauna and flora of regions surrounding facilities of the energy system, environmental education programs, and programs for recovery of degraded areas (Programas de Recuperação de Áreas Degradadas, or ‘PRADs’).

Fish Management – The Peixe Vivo Program

Construction of hydroelectric plants may create a risk for fish due to various changes in the aquatic environment caused by operation of plants. One of the main activities of CEMIG’s Environmental Management Department is to prevent and mitigate environmental accidents involving the native fish population at its hydroelectric power plants. Further, CEMIG has developed a methodology for evaluating the risk of fish mortality at the plants to mitigate the impacts caused by the operation of its plants. The company also carries out research projects in partnership with universities and research centers to develop scientific knowledge to serve as a basis for more effective fish population conservation programs to be implemented by CEMIG.

In June 2007, we created the Peixe Vivo Program (‘Programa Peixe Vivo’) as a result of members of senior management believing that it was necessary to take more effective measures to preserve fish populations of the rivers where the company has operations. The program’s main activities are summed up in its mission, which is: ‘To minimize the impact on fish species, seeking handling solutions and technologies that will integrate energy generation by CEMIG with conservation of native fish species, promoting involvement of the community’. Since its creation, the program has been operating on two fronts – one seeking preservation of fish populations in the State of Minas Gerais, and the other focusing on forming protection strategies to avoid and prevent fish deaths at CEMIG’s hydroelectric plants. The adoption of scientific criteria for decision-making, establishment of partnerships with other institutions and modification of practices adopted because of the information generated are the principles that guide the work of the Peixe Vivo team.

Since 2018, the members of Peixe Vivo Program develop the fish death risk assessment program (Programa de Avaliação do Risco de Morte de Peixes – ‘PARMP´) aiming to mitigate potential risks related to maintenance and operation of hydroelectric plants. Fish fauna monitoring executed periodically and before operational procedures of plants is the main action of Peixe Vivo Program team to reach the goal of PARMP. Biologists evaluate fish density and environmental conditions based on monitoring data. The PARMP has been developed and validated during two consecutive research projects and is now implemented as a continually optimizing program of the Company. So far, a 77.7% reduction of mean monthly fish biomass impacted by operation of plants has been observed since the beginning of PARMP.

On average, over the period 2007 to 2020 CEMIG spent R$6 million per year in activities and research projects in relation to the Peixe Vivo program.

The Peixe Vivo program runs five scientific projects in partnership with research institutions, involving more than 64 students and researchers. These partnerships, which have been operating since 2007, have resulted in 656 technical publications up to today’s date, and have been referenced nationally and internationally for the practices of fish conservation and dialog with the community, presenting CEMIG’s work in several countries, and various states of Brazil. These academic results, jointly with the involvement of the community, have been used to create more efficient and practical conservation programs that make it possible for fish to coexist with generation plants in Brazilian rivers.

Urban Occupation of Rights of Way and Reservoir Banks

Gas Pipelines — Gasmig’s natural gas distribution networks are underground and run through rural and urban areas. Pipes are usually installed on public roads near pluvial drainage, sanitation, energy and telecommunications, among other utilities. Installation of the networks in the urban subsoil presents risks of damage to the pipelines from third party maintenance workers. However, all of our gas networks are flagged according to national standards and internal procedures. In addition to security signaling, the presence of the GASMIG network in roads, streets and other areas is shown on the Company’s website, where the network map is made available in a complete and up-to-date manner. Gasmig provides free on- site guidance services for third parties excavations through its Dig Safely (‘Escave com Segurança’) program. Guidance and support for safe execution of their work can be requested through Gasmig’s 24-hour helpline.

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

Irregular occupation of high-voltage overhead lines – we have easements for our transmission and distribution networks over land subject to restrictions. A significant portion of such land areas, however, has been occupied by unauthorized construction, majority residential constructions. This type of activity causes risks of electric shock and accidents involving local residents, and constitutes an obstacle to the maintenance and operation of our energy system. We are currently seeking solutions for these problems, which will involve either resettlement of these occupants or improvements that would make it possible to maintain our energy system safely and efficiently.

To mitigate these risks, we have been monitoring and recording invasions and by taking action to prevent invasions on the paths of the transmission and sub transmission lines. A number of measures have been adopted to preserve the security of these lines, including: contracting of a company for systematic inspection, and implementation of security measures and works to minimize the risks of accidents; and removal of occupation of the transmission line pathways through agreements with local residents and partnerships with the municipalities in our concession area.

Irregular occupation in Generation assets – security measures are adopted to protect power generation facilities against invasions. Invaders found inside the facility are included by the surveillance team and removed from the site, which occurs without resistance or violence.

The plants are marked with fences and warning signs, indicating that the property is private, that hunting, fishing and swimming are prohibited on site.

In order to optimize security at the plants, the implementation of electronic security systems is planned.

In the risk areas of hydroelectric generation facilities, there are signs indicating ownership of the prohibition on fishing and swimming, due to the possibility of a sudden rise in the water level causing fatal accidents. The use of nautical signaling buoys close to large dams indicates a safe area and prohibits the entry of vessels.

The Company maintains a team to carry out periodic inspections in its areas, advising the community on the prohibition of construction and removal of irregular occupants, before the company takes legal action for repossession.

The Company is implementing in its inspection methodology the use of satellite images to identify irregular occupations.

The Carbon Market

We believe that Brazil has a significant potential to generate carbon credits from clean energy projects that observe the Clean Development Mechanism, or ‘CDM’, or the Voluntary Markets. Every year, we seek to quantify our emissions and publish our main initiatives in reducing the emission of carbon dioxide, for example through the Carbon Emission Project.

The CEMIG Group participates in CDM projects registered in the United Nations Framework Convention on Climate Change (UNFCCC), which includes seven SHPs with a capacity of 116 MW and two hydroelectric power plants with a combined generation capacity of 3,708 MW and a solar power plant with capacity of 3 MW. The process of verification and emission of part of the carbon credits of Cachoeirão SHP and UHEs Baguari and Santo Antônio has been completed, corresponding to approximately 1,402 tons of CO2 emissions avoided through this program.

Management of equipment and waste contaminated with Polychlorinated Biphenyls, or ‘PCBs’

Brazil has signed and ratified the Stockholm Convention (‘SC’) that includes goals related to the management of PCBs within electrical equipment. Brazil has prohibited the production, import and sale of PCBs since 1981 and it has been making efforts towards the goals of the SC.

At CEMIG, almost all of the large equipment contaminated with PCB were removed from the electrical system and sent for incineration. The few large equipment contaminated with PCB still under operation are going to be properly disposed of within the deadlines of the SC.

CEMIG has been maintaining its historical good practices in order to avoid further contamination.

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

Load Dispatch Center

CEMIG’s System Operation Center (Centro de Operação do Sistema, or ‘COS’), located at the head office in Belo Horizonte, is the nerve center of the transmission and generation operations. With a modern control room, it coordinates the operations of the entire energy system, in Real time, providing operational integration of the generation and transmission of power. It also operates the interconnections with other generation, transmission and distribution companies. The supervision and control executed by the COS now extends to 51 extra high voltage substations, 16 major generating power plants, 15 minor generating power plants and 1 wind farm.

Through its activities, the COS permanently guarantees the security, continuity and quality of the energy supply to its clients and to the system. The activities of the COS are supported by up-to-date telecommunications, automation and information technology resources, and executed by highly qualified personnel. The COS has a Quality Management System, with ISO 9001:2015 certification.

Distribution Operation Center

Our distribution network is managed by a Distribution Operation Center (Centro de Operações de Distribuição, or ‘COD’), located in Belo Horizonte. The COD monitors and coordinates our distribution network operations in Real time. They are responsible for the supervision and control of 414 distribution substations, 328,252 miles of medium and low voltage distribution lines, and 10,835 miles of sub-transmission lines and 8.71 million customers and operates in 774 municipalities of Minas Gerais.

We provided an average of 15,158 operating services in the field a day in 2020. There are various systems in use to automate and support the COD’s processes, including trouble call, field crew management, distribution substation supervision and control, restoration of power, emergency switching, network disconnection, and inspection. Technologies, including a Geographic Information System and Satellite Data Communication Helpline, to reduce customer service restoration time and provide better customer service. These are devices, installed along our distribution network, that sense and interrupt fault currents, and automatically restore service after momentary outages, improving operational performance and reducing restoration time and costs.

Geoscience Information System

The Atlantis Project aims at modernizing and unifying CEMIG’s system of geoprocessing of distribution lines and networks. The new system enables management of resources with a geospatial vision, allows the planning of expansions, records electrical equipment to the analysis of electrical networks, and assists in compliance with ANEEL’s normative resolutions.

The Geographic Information System (‘GIS’) will enable us to give support to the processes of registry and design, as well as supporting the following corporate processes: network expansion and maintenance, protection of revenues, planning and supplies, property services and management of assets through full integration with the Enterprise Resource Planning (‘ERP’) system, besides supporting the operations.

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

In 2020 the system was fully deployed.

There are another IT solutions based in GIS technologies, such as, geographic panels with data available in tabular and map views, automation panels for distribution's operations, system to management, inspection and security of dams and integrations to permit access to simple map views.

Internal Telecommunications Network

CEMIG’s telecommunications network is composed of high-performance microwave links provided by more than 376 communication stations, and an optical system of approximately 1,161 miles of optical fiber providing a mix of telecommunications. Our robust data network also contains communications facilities that share the site with more than 418 substations, 44-generation plants and 172 high and extra high voltage transmission and distribution lines.

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

In order to support supervision and control of the medium-voltage mission critical distribution system, a proprietary radio communication system is in place, installed in approximately 1,023 reclosers and 77 automated switches. Other 12,087 reclosers are monitored and controlled utilizing third part solution; begin 11,187 supported by cellular solution and 910 by satellite media.

Commercial and technical service dispatch are supported by 1,200 vehicle mobile terminals connected by a hybrid satellite and Cellular Solution and 400 handhelds equipped with cellular solution.

Approximately 39,118 energy meters are equipped with cellular solution and dedicated to revenue protection. Additionally, more than 5,000 meters utilizing RF Mesh and PLC solution are installed in low voltage customers and medium voltage transformers at Sete Lagoas region constituting a complete proof-of-concept of Advanced Metering Infrastructure (‘AMI’).

The corporate data network serves more than 230 offices and units within the concession area.

The Telecommunications Network Operation monitors and operates the infrastructure 24 hours x 7 days a week to guarantee continuity and reliability, according to Brazilian regulations and in compliance with ANEEL regulations, National Grid Operator (‘ONS’) operational procedures and other specific regulations.

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

The Network and Security Operations Centers (‘NOC’ and ‘SOC’), at the Company’s head office, in Belo Horizonte, monitors, operates and manages the whole network and security infrastructure in Real time (24 hours per day, 7 days a week), maintaining confidentiality, integrity and availability of the data throughout the whole network.

Information Security Management

Information security, a permanent concern of ours, is ensured by a management system based on the Brazilian Standard (‘ABNT’) NBR ISO/IEC 27001:2013, which is aligned with best market practices. Our information security management system includes processes for policy, risk, communication, information classification and information security management and control. In addition, recurring actions for improvement in processes, communication, awareness and training strengthen our information security practices.

CEMIG maintains an ongoing safety awareness program for its employees through annual campaigns.

IT Governance Program

Our Information & Technology Governance program seeks alignment with the business, adding value through the application of the appropriate management of resources and risks, constantly monitoring performance and compliance, ensuring adherence to legal, regulatory and compliance requirements that are continuously audited. In order to execute corporate strategy and objectives, the company aligns interests and goals with control objectives and with governance and management processes, translating business opportunities and needs into results with compliance and within the appropriate levels of risk. To support this governance program and ensure that the strategy is implemented, the processes employed by the IT department are directly related to the control objectives and are based on IT service management (‘ITIL’) best practices.

Commercial Management System

We have established and consolidated an efficient customer service system, based on SAP CCS (‘Customer Care Solution’)/ CRM (‘Customer Relationship Management’) platform, fully integrated with the Business Intelligence (‘BI’) database, which supports our customer service processes.

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

The Salesforce solution was increased by the deployment of a portal accessed by specific customers. This portal offers an interface so that customers can make their requests and claims regarding energy quality.

During 2020, due to the emergencies caused by the Covid-19 pandemic, we implemented several adjustments focusing the automation and availability of our customer system and offering services by the internet and mobile app.

Management Tools

In 2019, we started a project to install new IT products to improve engineering processes, based on the Cyme Platform (‘CYME’), provided by Cooper Power Systems.

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

The project continued in 2020, although affected by pandemic. Interfaces and integrations were developed and customized to connect to Geographic Information System (‘GIS’) GE Smallworld, Outage Management System (‘OMS’) application, Advanced Metering Infrastructure (‘AMI’) and other systems. The CymDIS application that performs electric calculations based on our electric network was also delivered.

New mobile solution for collection of readings and simultaneous printing of invoices in the field: Since August 2020, we have readers using the new application "SGL Collector" (SGL is a reading management system) on smartphones. The new solution provides benefits of an application with a more intuitive graphical interface that makes it easy for the reader to learn and perform activities, associated with handling smaller, lighter equipment and with lower costs compared to the PDAs previously used. The installation and updating of versions of the application on the readers' smartphones is done remotely and centrally, through a UEM (‘Unified Endpoint Management’) platform that guarantees all the security and integrity of the equipment and applications used by the field teams in the execution of the activities throughout CEMIG's concession area.

Customer Relationship Channels

We have nine major channels of service to our Minas Gerais customers. Customer service contact, whether of an emergency nature or to deal with, service requests, can be made via: (i) our call center, which can handle an average of 40,000 daily calls, and also operates with an efficient electronic service through Interactive Voice Response (‘IVR’, or Unidade de Resposta Audível); (ii) in person at branches in the 774 municipalities of our concession; (iii) through our Virtual Branch, on our website, which offers 46 types of service; (iv) via SMS; (v) via the social networks Facebook, WhatsApp and Twitter; (vi) smartphone application ‘CEMIG Atende’ which offers 7 types of service and Telegram Messenger application which offers 12 types of services.

Maintenance and Repair Systems

The 10,835 miles of high voltage distribution lines in CEMIG D’s network, operating at from 34.5 kV to 230 kV, are supported by approximately 53,151 structures, mainly made of metal.

The network of CEMIG GT has 3,062 miles of high voltage transmission lines, operating at from 230 kV to 500 kV, supported by approximately 11,754 structures.

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

Property, Plant, and Equipment and Intangible Assets

Our main assets are our power generation plants, transmission and distribution infrastructure. Our net book value of total property, plant and equipment and intangible assets, including our investment in certain consortium that operate energy generation projects, including projects under construction, was R$14,217 million on December 31, 2020.

Generation facilities represented 16.93% of this net book value, intangible assets represented 83.07%, of this net book value, distribution facilities in intangible assets represented 77.96%, and other intangible, including our gas distribution system represented 15.35% and other miscellaneous property and equipment, including transmission and telecommunication facilities, represented 6.69%.

The average annual depreciation rates applied to these facilities were: 2.96% for hydroelectric generation facilities, 6.19% for administration facilities, and 4.94% for wind facilities.

Apart from our distribution and generation network, no single one of our assets produced more than 10% of our total revenues in 2020. Our infrastructure is adequate for our present needs and suitable for their intended purposes. We have rights of way for our distribution lines, which are our assets and do not revert to the landowner upon expiration of our concessions.

The Brazilian Energy Industry

General

In the Brazilian energy sector, generation, transmission and distribution activities were traditionally conducted by a small number of companies that had always been owned by either the Federal Government or the governments of individual states. Since the 1990s, several state-controlled companies were privatized, in an effort to increase efficiency and competition. The Fernando Henrique Cardoso administration (1995 – 2002) aimed to privatize the state-controlled part of the energy sector, but the Luis Inácio Lula da Silva administration (2003 – 2010) ended this process and implemented a ‘New Industry Model’ for the Brazilian energy sector, expressed in Law No. 10,848, enacted on March 15, 2004, referred to as the ‘New Industry Model Law’.

Significant changes were implemented during Dilma Rousseff’s administration (2011 – 2016), by means of Provisional Act No. 579/12, converted into Law No. 12,783/13, establishing new rules for renewal of concessions, including rebidding for hydroelectric power generation concessions.

Subsequently, under the administration of Michel Temer (2016–2018), other changes were introduced in the sector by Provisional Act 735/16, enacted as Law No. 13,360/16, including a change of the bidding rules for energy generation, transmission and distribution concessions as well as addressing the renegotiation of hydrological risk. In addition, in 2017, a series of public consultations, which discussed proposals for modernization, and expansion of the Free Market in electric power supply with the industry (Public Consultation No. 33) began.

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

Under the New Industry Model Law, the price of energy in the spot market, known as the Differences Settlement Price (Preço de Liquidação de Diferenças, or ‘PLD’), takes into account factors similar to the ones used to determine the Wholesale Energy Market spot prices prior to the New Industry Model Law. Among these factors, the variation of the PLD will mainly vary according to the balance between the market supply and demand for energy, as well as the impact that any variation on this balance may have on the optimal use of the energy generation resources by the ONS.

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

Permanent Commission for Analysis of Methodologies and Computation Programs of the Electric Sector – CPAMP

Ordinance No. 47, enacted on February 19, 2008, created the Permanent Committee for Analysis of Methodologies and Computation Programs of the Electric Sector (‘CPAMP’), with the purpose of guaranteeing coherence and integration of the methodologies and computational programs used by MME, EPE, ONS and CCEE.

Ownership Limitations

On November 10, 2009, ANEEL issued Resolution No. 378, requiring it to notify the Economic Law Secretariat of the Ministry of Justice (‘SDE’) if it identifies any act that may cause unfair competition or may result in significant market control (under Article 54 of Law 8,884 enacted on June 11, 1994). After the notification, SDE must inform CADE. On November 30, 2011, Law No. 8,884 was revoked and replaced by Law No. 12,529, which terminated the SDE and replaced it with the Competition General Management Unit (‘Superintendência Geral’). Such unit, if necessary, will require ANEEL to analyze any such events, upon which CADE will decide if there should be any sanctions applied. Under Articles 37 and 45 of Law No. 12,529, these may vary from pecuniary penalties to dissolution or other disposition of the offending company.

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

Requirements for expansion of the sector are evaluated by the Federal Government through the MME. Two entities were created to provide structure for the sector: (i) the Energy Research Company (Empresa de Pesquisa Energética or ‘EPE’), a state-controlled company responsible for planning expansion of generation and transmission; and (ii) CCEE, a private entity responsible for the accounting and settlement of short-term (spot) energy transactions. CCEE is also responsible, through delegation by ANEEL, for organizing and conducting Regulated Market public power auctions, in which the distributors purchase energy.

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

Energy purchases take place through two types of bilateral contracts: (i) Energy Agreements (Contrato de Quantidade de Energia) and (ii) Capacity Agreements (Contratos de Disponibilidade de Energia). Under an Energy Agreement, a generator commits to supply a certain amount of energy and assumes the risk that energy supply could be adversely affected by hydrological conditions and low reservoir levels, among other conditions, that could interrupt the supply of energy, in which case the generator will be required to purchase the energy from third parties to meet its supply commitments. Under a Capacity Agreement, a generator commits to make a certain amount of capacity available to the Regulated Market. In this case, the revenue of the generator is guaranteed under the contractual conditions and the distributor assumes the hydrological risk. However, if there are additional costs to the distributors, these are passed on to customers. Together, these agreements comprise the power purchase agreements (Contratos de Comercialização de Energia no Ambiente Regulado, or ‘CCEARs’) in the Regulated Market.

The regulations under the New Industry Model Law establish that distributors that contract less than 100% of their total demand, accounted in the CCEE, will be subject to penalties. There are mechanisms to reduce the possibility of penalties, such as participation in the MCSD mechanism (‘Mechanism of compensation of surpluses and deficits’), which allows for the managing of surpluses and deficits among distributors, or purchase of supply in auctions during the year. Any remaining shortfall from 100% of total demand may be purchased at the spot market. If a company contracts more than 105% of its total demand, it would be subject to price risk if it sells that supply in the spot market in the future. To reduce this price risk, a company may reduce its purchase contracts made at ‘existing source’ auctions by up to 4% each year, by bilateral negotiation through Regulation 711, through MCSD ‘New Energy contracts’, and through loss of customers that have opted to become free customers (and are thus supplied by generators directly).

With the renewal of the hydroelectric power plant concessions, Contracts for the Physical Accounts Security (‘CCGF’) were created. These contracts take into account 90% of the energy generated by the plants whose concessions were renewed in order to mitigate the hydrological risk. The execution of CCGF is mandatory and each distributor received an amount according to the assessment made by ANEEL.

The Free Market

In the Free Market, energy is traded by power generators. The Free Market also includes certain grandfathered existing bilateral contracts between generators and distributors until the expiration of their current terms. Upon expiration, new contracts would have to be executed under the New Industry Model Law.

Potentially free customers are those whose energy demand exceeds 3 (three) MW at a voltage equal to or higher than 69kV or at any voltage level if their supply began after July 1995. Since January 2019, customers whose supply began before 1995 were also able to migrate to the Free Market pursuant to Law No. 13,360/16. In July 2019, the restriction to be a free customer will be reduced to 2.5 MW and in January 2020 to 2 MW (Ministerial Order 514/2018). On December 12, 2019, Ministerial Order no. 465/2019 reduced the restriction to be free consumer to 1.5 MW in January 2021, to 1.0 MW in January 2022 and to 0.5 MW in January 2023. This order also gave ANEEL and CCEE a dead line (January 2022) to finish and present regulatory measures necessary to allow the free market to be opened for consumers with a load below 0.5 MW, including the regulated energy trader and proposed opening schedule beginning January 1, 2024.

Until the total opening, customers with contracted demand of 500 kW or more may be serviced by suppliers other than their local distribution company if they purchase from certain alternative energy sources, such as SHPs, wind or biomass of a certain size.

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

Restricted Activities for Distribution companies

Distribution companies in the Brazilian Interconnected Grid (Sistema Interligado Nacional, or ‘SIN’) are not permitted to: (1) operate in the business of the generation or transmission of energy; (2) sell energy to free customers, except for those in their concession area and under the same conditions and rates as regulated customers in the Regulated Market; (3) directly or indirectly hold any interest in any other company, except entities incorporated for raising, investment and management of funds necessary for the distributor (or its parent company or related companies or partnerships); or (4) engage in activities that are unrelated to their respective concessions, except for those permitted by law or in the concession agreement.

Contracts Executed Prior to the New Industry Model Law

Under the New Industry Model Law, contracts executed by distributors and approved by ANEEL before the enactment of that law will not be amended to reflect any extension of their terms or change in prices or volumes of energy already contracted.

Limitations on Pass-Through

The New Industry Model also limits the pass-through of costs of energy to final customers. The Annual Reference Value corresponds to the weighted average of the energy prices in ‘A - 5’ and ‘A - 3’ auctions, calculated for all distributors, and creates an incentive for distributors to contract for their expected energy demands in the A - 5 auctions, where prices are expected to be lower than in A - 3 auctions. The Annual Reference Value is applied in the first three years of power purchase agreements from new power generation projects. After the fourth year, the energy acquisition costs from these projects will be allowed to be passed through in full. Decree No. 5,163/04 establishes the following limitations on the ability of distributors to pass through costs to customers:

•	No pass-through of costs for energy purchases that exceed 105% of regulatory demand;
•	Limited pass-through of costs for energy purchases made in an A–3 auction, if the volume of the acquired energy exceeds 2.0% of the demand found in A–5 auctions;
•	Limited pass-through of energy acquisition costs from new energy generation projects if the volume re-contracted through CCEARs of existing generation facilities is below a ‘Contracting Limit’ defined by Decree No. 5,163;
•	Energy purchases from existing facilities in the ‘A - 1’ auction are limited to 0.5% of distributors’ demand, frustrated purchases in previous A - 1 auctions, involuntary exposure to regulated customer demand, plus the ‘replacement’, defined as the amount of energy needed to replace the power from power purchase agreements that expire in the current year (A - 1), according to ANEEL Resolution No. 450/2011. If the acquired energy in the A - 1 auction exceeds the limit, the pass-through to final customers of costs of the excess portion is limited to 70.0% of the average value of such acquisition costs of energy generated by existing generation facilities. MME will establish the maximum acquisition price for energy generated by existing projects;
•	Energy purchases in ‘market adjustment’ auctions are limited to 5.0% of a distribution concession holder’s total demand (the previous limit, modified by Decree 8,379/14, was 1.0%, except for 2008 and 2009) and pass-through of costs is limited to Annual Reference Value;
•	If distributors fail to comply with the obligation to fully contract their demand, the pass-through of the costs from energy acquired in the short-term market will be the equivalent to the lower of the PLD or the Annual Reference Value.

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

Rates

Electric energy rates in Brazil are set by ANEEL, which has the authority to adjust and review rates in accordance with applicable concession contracts and regulations. Each distribution company’s concession contract provides for an annual rate. In general, ‘Parcel A costs’ are fully passed through to customers. ‘Parcel A costs’ are the portion of the rate calculation formula which provides for the recovery of certain costs that are not within the control of the distribution company. ‘Parcel B costs’, which are costs that are under the control of the distributors, are adjusted for inflation in accordance with IPCA index. The average annual rate adjustment includes components such as the inter-year variation of Parcel A costs (‘CVA’) and other financial adjustments, which compensate for changes in the company’s costs, upward or downward, that could not be previously taken into account in the rate charged in the previous period.

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

In 2011, ANEEL concluded the Public Hearing No. 040/2010, in which it dealt with the methodology for the third periodic review. To calculate the rate of return, ANEEL used the methodology of Weighted Average Cost of Capital (‘WACC’), which resulted in a yearly rate of 7.50% after tax, compared to the rate of 11.25% applied in the previous cycle. This rate of return was applicable to the investments made by CEMIG D until the next tariff cycle, which was conducted in 2018. After that, the new rate of return calculated by the regulator is 8.09% after tax.

ANEEL also changed the methodology used to calculate the X Factor: from a method based on discounted cash flow to the Total Factor Productivity (‘TFP’) method, which consists of defining potential productivity gains for each company based on average productivity gains in the later years. It also included the other two components, as mentioned above: XQ and Xt. The components of the X factor, determined in the 2018 review, for the period 2018/2023, were: Xt = -1.33%, which is applicable on each annual readjustment, Xpd and XQ which are defined ex-post and added to the previous value based, respectively, on the productivity gains from the last year and from changes in the quality of services provided.

ANEEL has also issued regulations governing access to the distribution and transmission facilities, and establishing TUSD and the TUST. The rates to be paid by distribution companies, generators and free customers for use of the interconnected power system are reviewed annually. The review of the TUST takes into account the RAP of transmission concessionaires under their concession contracts For more detailed information on the rate-setting structure, see ‘Rates for the Use of the Distribution and Transmission Systems.’

In 2015, ANEEL created an additional fee that would be passed on to customers through their energy bills. This system is known as ‘tariff flags.’ The system provides customers with a system disclosing the Real costs of energy generation. The system is a simple one: the colors of flags (green, yellow or red) indicate whether, based on the conditions of energy generation, the cost of energy to customers will increase or decrease. When the system provides a green flag, the hydrological conditions for power generation are favorable and there should be no additional fee included in the customers’ rate. If the conditions are somewhat less favorable, the system will indicate a yellow flag and there will be additional charges proportional to consumption. If conditions are even less favorable, the system will indicate a red flag, which has two levels.

In 2019, the additional charges remain the same as 2018 until July when the additional charges corresponding to each flag were adjusted as follows: the yellow flag was set to R$1.50 per 100 kWh, the red flag level 1 was set to R$4.00 per 100 kWh and the red flag level 2 was set to R$6.00 per 100 kWh. Those additional charges were adjusted again in November 1st when the additional charges corresponding to each flag were adjusted as follows: the yellow flag was set to R$1.343 per 100 kWh, the red flag level 1 was set to R$4.169 per 100 kWh and the red flag level 2 was set to R$6.243 per 100 kWh. During 2020, due to the Covid 19 pandemic, the tariff flags were suspended from June/2020 until November/2020 (ANEEL’s dispatch nº 1,511/2020). ANEEL’s Dispatch nº 3,364/2020 restored the tariff flags on December/2020 there was a red flag level 2 in December, a yellow flag in January and a green flags in all other months.

Acquisition of land

The concessions granted to CEMIG by the Federal Government assign to the concessionaire the acquisition of the lands in which the plants and substations will be implanted. Energy companies in Brazil have to negotiate with each property owner to obtain the land needed for the implementation of the entity. However, in the event that a concessionaire is unable to obtain the necessary land amicably, these lands may be acquired for use by the concessionaire through specific legislation. In cases of acquisition, through legal proceedings, the concessionaires may have to participate in negotiations regarding the value of compensation to owners and the resettlement of communities in legal proceedings. The Company makes every effort to negotiate with the owners and affected communities before taking legal action.

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

Source: Banco de Informações de Geração (SIGA ANEEL – 16/02/2021)

By April 2021, Brazil had an installed capacity in the interconnected power system of 175.35 GW, approximately 51% of which is hydroelectric, according to the ‘Matriz de Energia Elétrica’ (Eletric Power Matrix) available at the Sistemas de Informação de Geração – ‘SIGA’, published by ANEEL. This installed capacity includes half of the installed capacity of Itaipu – a total of 14,000 MW owned equally by Brazil and Paraguay.

Eletrobrás, a company owned by the Federal Government, operate approximately 30% of Brazil’s installed generating capacity and 49% of Brazil’s high voltage transmission lines. Eletrobrás has historically been responsible for implementing energy policy, and conservation and environmental management programs. State-controlled or local electric power companies own the remaining high-voltage transmission lines. Distribution is conducted by approximately 60 state or local utilities, a majority of which has been privatized by the Federal Government or state governments.

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

In particular, the Brazilian Federal Government has taken the following measures:

•	The Brazilian Constitution was amended in 1995 to authorize foreign investment in power generation. Prior to this amendment, all generation concessions were held either by a Brazilian individual, or by an entity controlled by Brazilian individuals, or by the Brazilian Federal Government or a state government;
•	The Federal Government enacted Law No.8,987 on February 13, 1995, or the Concessions Law, and Law No.9,074 on July 7, 1995, or the Power Concessions Law, that together:
o	required that all concessions for the provision of energy-related services be granted through public bidding processes;
o	gradually allowed certain energy customers with significant demand (generally greater than 3 MW), referred to as free customers, to purchase energy directly from suppliers holding a concession, permission or authorization;
o	provided for the creation of generation entities, or Independent Power Producers, which, by means of a concession, permission or authorization, may generate and sell all or part of their energy to free customers, distribution concessionaires and trading agents, among others;
o	granted free customers and energy suppliers open access to the distribution and transmission grids;
o	eliminated the need for a concession to construct and operate power projects with capacity from 1 MW to 30 MW, or Small Hydroelectric plants, (SHPs), which was amended on May 28, 2009 by Law No. 11,943 and further by Law No. 13,360/16, raising the limit from 30 MW to 50 MW, regardless of being characterized as an SHP or not;

The current regulator, ANEEL, and the Conselho Nacional de Política Energética (National Energy Policy Council, or ‘CNPE’), were created in 1997.

In 1998, the Federal Government enacted Law No. 9,648 (‘Power Industry Law’), to overhaul the basic structure of the energy industry, providing as follows:

•	Establishment of a self-regulated body responsible for operation of the short-term energy market, or Wholesale Energy Market, replacing the prior system of regulated generation prices and supply contracts;
•	Creation of the ONS a non-profit, private entity responsible for the operational management of the generation and transmission activities of the interconnected power system;
•	Establishment of public bidding processes for concessions for construction and operation of power plants and transmission facilities, in addition to the bidding process requirements under the Concessions Law and the Power Concessions Law, On March 15, 2004, the Brazilian Federal Government enacted Law No. 10,848, (or the ‘New Industry Model Law’), in an effort to further restructure the power industry, with the ultimate goal of providing customers with security of supply combined with fair rates. On July 30, 2004, the Brazilian Federal Government published Decree No. 5,163, governing trading rules under the New Industry Model Law, as well as the granting of authorizations and concessions for energy generation projects. These include rules relating to auction procedures, the form of power purchase agreements and the method of passing costs through to final customers.

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

On February 9, 2018, the MME submitted for analysis by the Brazilian President a draft bill including several proposed changes to the industry regulation. Among other issues addressed by the MME in the draft of the bill, we highlight:

•	Divestment of hydro power plants. In case of divestment of hydro power plants, the new concession would be granted by means of payment of compensation to the government and it would not be subject to the quota regime established by Law No. 12,783/2013 (for generation concessions renewed in accordance with Law No. 12,783/2013, the energy produced by the power plant must be sold to all distributors in Brazil according to a quota system);
•	Expansion of the free market. The consumption requirement for the characterization of free customers would be reduced. Currently, free customers must have an energy load of 3MW. Between 2020 and 2024, the load criteria qualifying the free customer would vary from 2 MW to 300kW. By 2026, there would not be a minimum energy load required, as long as the free customer is connected to tension equal or higher than 2,3kV;
•	Incentives for renewable energy. MME’s proposal tends to reduce incentives granted to renewable energies through discount over connection tariffs. Such discount may be subject to certain conditions;
•	Hydrological risk. The hydrological risk of differences in power production due to a hydrological scenario would exclude: (i) generation in disregard of the merit order which means dispatching energy to the grid in disregard of the ascending price raking for energy generation, (ii) anticipation of delivery of firm energy to the system of relevant power plants, and (iii) restriction to the supply of energy to the grid due to delay in the transmission system; and
•	Separation between energy consumption and firm energy. A timeline for implementation of the legislative model that separates the charges for firm energy added to the grid and energy consumption.

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

The publication of Law 14.052/2020 and Resolution 895/2020, proposed the reimbursement of agents holding the concession of hydraulic plants in the MRE of the effects: (i) generation in disregard of the merit order which means dispatching energy to the grid in disregard of the ascending price ranking for energy generation, (ii) anticipation of delivery of firm energy to the system of relevant power plants, and (iii) restriction to the supply of energy to the grid due to delay in the transmission system. These effects will be calculated retroactively from 2012 to 2020, updated and remunerated at the ANEEL rate of 9.63%. The amount will then be paid through extension of the plants' concession. With this new agreement, injunctions are expected to be withdrawn and market deficits to be settled. In this way, the liquidity of the market in the short term and the default in the CCEE should return to their historical values.

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

For new projects, CEMIG prepares a socio-environmental impact study, and carries out public hearings with all interested parties, where suggestions in assessing any potential conflicts are analyzed. When the project is operational, a Plan for Environmental Conservation and Use of the Artificial Reservoir Surroundings (‘Plano Ambiental de Conservação e Uso do Entorno de Reservatório Artificial’) is prepared with the participation of stakeholders. This plan is intended to govern conservation, recovery, use and environmental protection of the reservoir and its surrounding area in a balanced way, complying with the applicable legislation, the needs of the project and the demands of society.

CEMIG also conducts a program called Proximidade (‘Proximity’), which coordinates activities aimed at improving the relationship with affected communities. Through this program, CEMIG hosts public meetings that cover topics such as the operational and security procedures in its hydroelectric plants; climate conditions; and environmental aspects. CEMIG also provides opportunities for the public to take guided tours of plant facilities. By means of the Proximidade program, CEMIG also receives comments and complaints from the affected population and establishes partnerships with local community leaders, public entities, the local media and other actors responsible for safety and flood, including Civil Defense associations, the Fire Brigade and the Military Police.

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

Transmission:

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

The amounts payable of the indemnities corresponding to the portions of investments linked to revertible goods not amortized or depreciated, recognized by MME in Ministerial Order 291/2017, were impugned in the administrative sphere (still awaiting decision – a hierarchy appeal), and, in the judiciary. CEMIG GT applied for a Prior Provisional Decision, on November 27, 2016, with the objective of obtaining an order for the Federal Government to exhibit the documentation that supported its calculation of the indemnity for reversion of the assets of Jaguara, Miranda, São Simão and Volta Grande hydroelectric plants. The Federal Government immediately deposit the non-contested portion of the indemnity, which had been set at R$1,028 million. In this case, the application for interim decision was refused and CEMIG GT filed an Interlocutory Appeal (currently pending judgment). Additionally, on January 17, 2018, CEMIG amended the writ: (i) to reiterate the need for exhibition of documents; (ii) applying for declaration of nullity of Article 1, §1 and 2, and Article 2, of Mining and Energy Ministry Order 291/2017, and consequent payment of indemnity to include all the investments made by CEMIG GT in the concessions referred to; and (iii) requesting immediate payment of the non-contested amount.

Generation contracts:

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

On September 9, 2020, the Law 14,052 was issued, changing the Law 13,203/2015 and establishing new conditions for renegotiation of hydrological risk in relation to the portion of costs incurred due to the GSF, borne by the holders of hydroelectric plants participating in the MRE between 2012 and 2017, when there was a serious crisis in water sources.

The aim of this new law is to compensate the holders of hydroelectric plants participating in the MRE for non-hydrological risks caused by:

(i)        Generation ventures classified as structural, related to bringing forward of physical guarantee of the plants;

(ii) The restrictions on start of operation of the transmission facilities necessary for outflow of the generation output of structural projects; and

(iii) Generation outside the merit order system, and importation.

This compensation will take the form, of extension of the grant of concession or authorization to operate, limited to 7 years, calculated on the basis of the parameters applied by ANEEL.

On December 1, 2020, ANEEL issued its Normative Resolution 895, which established the methodology for calculation of the compensation, and the procedures for renegotiation of hydrological risk. To be eligible for the compensations under Law 14,052, the holders of hydroelectric plants participating in the MRE are required to:

(i)        Cease any legal actions which claimed exemption from, or mitigation of hydrological risks related to the MRE;

(ii) Relinquish any claims and/or further legal actions in relation to exemptions from or mitigation of hydrological risks related to the MRE; and

(iii) Not to have renegotiated hydrological risk under Law 13,203/2015.

On March 2, 2021 the CCEE sent to ANEEL the calculations for the concessions extensions in the Free Market (ACL) that have opted to accept the conditions proposed by ANEEL Normative Resolution 895/2020 and Law 14,052/2020. The Company’s management is awaiting ratification and publication by ANEEL of its extensions of the concession grants, for subsequent submission to the Company’s governance bodies for approval. Thus, no impact arising from this subject has been recorded in the financial statements at December 31, 2020.

Based on the preliminary data supplied by CCEE to ANEEL, the Company’s plants will have the right to the following periods of extension:

Power plant	Physical Guarantee (average MW)	Preliminary expectation of Concession extension (months)
Emboração	500	23
Nova Ponte	270	25
Sá Carvalho	56	22
Rosal	29	46
Others (1)	399	-

(1)Includes 11 power plants, of which 7 are owned by CEMIG GT, 1 is owned by CEMIG PCH and 3 are owned by Horizontes. The average concession extension in months varies between 1 and 84 months.

With the approval of Law 14,120/2021, the right to reimbursement for the generation plants of Lot D was recognized, enabling the CCEE to make a new calculation, including these plants, indicating the right to their concession extension by the allowed maximum (seven years). Official confirmation of these amounts is pending regulations to be issued by ANEEL.

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

Such compliance will be annually assessed by ANEEL, and if there is non-compliance, the concessionaire may be obliged to arrange for capital contributions by its controlling shareholders. Non-compliance for two consecutive years, or for five non-consecutive years, will result in forfeiture of the concession.

Regulatory Charges

Global Reversion Fund and Public Use Fund – RGR and UBP

In certain circumstances, power companies are compensated for assets used in connection with a concession if this concession is eventually revoked or is not renewed. In 1971, the Brazilian Congress created a Global Reversion Fund (Reserva Global de Reversão, or ‘RGR’), designed to provide funds for such compensation. In February 1999, ANEEL revised the assessment of a fee requiring all distributors, transmission companies and certain generators operating under public service regimes to make monthly contributions to the RGR at an annual rate equal to 2.5% of the company’s fixed assets in service, but not to exceed 3.0% of total operating revenues in any year. In recent years, the RGR has been used mainly to finance generation and distribution projects.

The Brazilian Federal Government has imposed a fee on IPPs reliant on hydrological resources, except for SHPs and generators under the public services regime, similar to the fee levied on public-industry companies in connection with the RGR. IPPs are required to contribute to the Public Use Fund (Fundo de Uso de Bem Público, or ‘UBP’), according to the rules of the corresponding public bidding process for the granting of concessions. Until December 31, 2002, Eletrobrás received the UBP payments. Since then they have been paid directly to the Brazilian Federal Government.

Since January 2013, the Global Reversion Fund has not been charged to: (i) any distributors; (ii) any transmission or generation utilities whose concessions have been extended under Law No. 12,783; or (iii) any transmission utilities that started their bidding procedure on or after September 12, 2012.

Fuel Consumption Account – CCC

The Fuel Consumption Account (Conta de Consumo de Combustível, or ‘CCC’), was created in 1973 to generate financial reserves to cover the high costs associated with the use of thermoelectric energy plants, especially in the Northern Region of Brazil, due to the higher operating costs of thermoelectric plants compared to hydroelectric plants. All energy companies were required to contribute annually to the CCC. Annual contributions were calculated on the basis of estimates of the cost of fuel needed by the thermoelectric energy plants in the following year. The CCC was then used to reimburse generators operating thermoelectric plants for a substantial portion of their fuel costs. Starting in 2013, CCC's expenditures are included in the annual budget of the CDE. Eletrobrás managed the CCC and, as of May 2017, it has been managed by CCEE pursuant to Law No. 13,360/2016.

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

ANEEL Inspection Charge – TFSEE

The Energy Services Inspection Charge, is an annual tax charged by ANEEL for its administrative and operating costs. It is calculated according to the Tariff Regulation Procedure (Procedimento de Regulação Tarifária, or ‘Proret’) – (Subsection 5.5: Energy Services Inspection Charge) based on the type of service provided (including independent production), and is proportional to the size of the concession, permission or authorization. It is limited to 0.4% of the annual economic benefit, considering the installed capacity, earned by the concessionaire, permit holder or authorized party and must be paid directly to ANEEL in 12 monthly installments.

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

Since the cost of the distributors’ exposure is passed through to customers only in the following year, this gap caused a problem in the companies’ cash flow. By 2015, the new price cap was lower than in 2014 and the ‘tariff flags’ mechanism helped the distributors to balance their exposure so no new loan was necessary.

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

Energy Reallocation Mechanism

The Energy Reallocation Mechanism (Mecanismo de Realocação de Energia, or ‘MRE’), attempts to mitigate the risks involved in the generation of hydroelectric power by mandating that all hydroelectric power generators share the hydrological risks within the Brazilian grid. Under Brazilian law, the revenue from sales by generators does not depend on the amount of energy they in fact generate, but on the ‘Guaranteed Energy’ or ‘Assured Energy’ of each plant, indicated in each concession agreement.

Any imbalances between the power actually generated and the Assured Energy is covered by the MRE. In other words, the MRE reallocates the energy, transferring a surplus from those who generated in excess of their Assured Energy to those who generated less than their Assured Energy. The volume of energy actually generated by the plant, either more or less than the Assured Energy, is priced pursuant to an ‘Energy Optimization Rate,’ which covers the operation and maintenance costs of the plant. This additional revenue or expense is accounted for on a monthly basis by each generator.

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

In 2014, Brazil was subject to very adverse hydrological conditions, which resulted in a lower level of hydroelectric generation, and on the full utilization of thermoelectric plants of the system, as noted above. This led the plants of the MRE to generate at levels below their physical guarantee levels, causing an exposure for the generation companies to the short-term market. The proportion of the exposure is calculated by the ratio between the energy generated by all the plants of the MRE and the total of all the physical guarantees. This ratio is called the Generation Scaling Factor (‘GSF’) (Fator de ajuste da energia). In 2014, the GSF was 0.91, which indicates that the generation companies had their physical guarantee reduced by 9% in that year. In 2015, this exposure continued to occur, despite of a slightly better hydrology, but with the continued thermal dispatch and lower energy consumption the GSF closed the year at 0.84.

During 2015, the low values of GSFs along with high spot prices again left producers of hydroelectric generation with high financial exposure. Thus, starting in March 2015, generators began to obtain court injunctions to prevent such exposure. Such injunctions claimed that the GSF’s calculation methodology was incorrect and that it caused undue exposure to producers. From March to September, there was an exponential increase in the number of injunctions issued, which led to a paralysis of the market. In order to address this situation, the Brazilian Federal Government proposed (by means of Provisional Act No. 688) the renegotiation of the hydrological risk, enabling generators with Free Market contracts to transfer the exposure to customers in exchange for a risk’s premium payment to be deposited in the so-called tariff band deposit account (the tariff band surcharges are deposited in such account and transferred to the distribution concessionaires) and would be indemnified for the losses suffered in 2015 by means of, among other measures, an extension of their power generation grants (concessions or authorizations, as the case may be) for up to 15 years. In other words, hydroelectric power plants would recover the costs incurred with GSF deficits retroactively to January 2015, and such recovery would form a ‘regulatory asset,’ which would be amortized over the term of the concession/authorization. If the remaining concession/authorization period is insufficient (i.e. not long enough to amortize the regulatory asset), generating companies would have a concession/authorization extension (limited to 15 years). To be able to use the mechanism the companies have to waive all claims filed and all injunctions obtained, as well as waive any further rights they would have in connection with any such legal action. This mechanism enabled plants with contracts signed in the regulated market and the free market to renegotiate them. However, the system and mechanism for renegotiating are different in the two markets. In both, this mechanism functions as a hedge, in which the generators bear the high cost of reserve of energy, and they receive the amount stipulated by the spot market price for their generation.

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

In 2020, the average GSF stood at 0.83 still impacted by a hydrological condition below the historical average and lower reservoir levels. The chart below presents the average price and GSF for the periods shown:

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

You should read the information contained in this section together with our consolidated financial statements as of December 31, 2020, 2019 and January 1, 2019 and for the years ended December 31, 2020, 2019 and 2018, contained elsewhere in this annual report. The following discussion is based on our consolidated financial statements, which have been prepared in accordance with IFRS and presented in million of Reais.

Our consolidated financial statements for the years ended December 31, 2019 and the opening balance as of January 1, 2019 have been restated to reflect the application of change in accounting policy disclosed in note 2.8 of our annual consolidated financial statements.

Basis of Preparation

Statement of compliance

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’).

Company’s management certifies that all relevant and material information in the financial statements is being disclosed, which is used by management in its administration of the Company.

As part of its normal operations, the Company receives written comments and/ or requests from local regulators (i.e. ANEEL and CVM) regarding some of the information reported by the Company on its quarterly and annual reports, as well as on its regulatory financial statements filled locally in Brazil. The Company responds to such requests timely and its management believes that these comments and/ or requests would not have a material impact on the current or previously issued financial statements.

On April 30, 2021, the Company’s Audit Committee authorized the issuance of the consolidated financial statements as of December 31, 2020, 2019 and January 1, 2019 and for the years ended December 31, 2020, 2019 and 2018.

Basis of measurement

The consolidated financial statements were prepared on a historical cost basis, except in the case of certain financial instruments and assets as held for sale, which are measured at fair value and fair value less costs to sell, in accordance with the standards applicable, as detailed in Note 31 and 32, respectively.

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

The main estimates and judgments that have a significant effect on the amounts recognized in the financial statements are as follows:

•	Adjustments for loss on doubtful accounts – Note 8 to the Financial Statements;
•	Deferred income tax and social contribution tax – Note 10 to the Financial Statements;
•	Financial assets and liabilities of the concession – Note 14 to the Financial Statements;
•	Concession contract assets – Note 15 to the Financial Statements;
•	Investments – Note 16 to the Financial Statements;
•	Property, plant and equipment (‘PP&E’) and useful life of assets – Note 17 to the Financial Statements;
•	Intangible assets and useful life of assets – Note 18 to the Financial Statements;
•	Leasing transaction – Note 19 to the Financial Statements;
•	Amounts to be refunded to customers – Note 21 to the Financial Statements;
•	Employee post-employment obligations –Note 24 to the Financial Statements;
•	Provisions – Note 25 to the Financial Statements;
•	Unbilled revenue – Note 27 to the Financial Statements;
•	Financial instruments measurement and fair value measurement – Note 31 to the Financial Statements;
•	Assets held for sale measurement – Note 32 to the Financial Statements.

The settlement of the transactions involving those estimates may result in amounts that are significantly different from those recorded in the financial statements due to the uncertainty inherent to the estimation process. The Company reviews its significant estimates at least annually.

The main new accounting standards and interpretations

a)	New accounting standards, interpretation or amendments of accounting standards, applied for the first time in 2020

The new accounting standards, interpretation or amendments of accounting standards, applied for the first time in 2020 had no impact on the consolidated financial statements of the Company. (See Note 2 of the financial statements).

b)	Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed in the financial statements. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective. (See Note 2 of the financial statement).

Summary of significant accounting policies

The significant accounting policies described in the financial statements have been applied consistently to all the periods presented in the consolidated financial statements, except for the practices, which were applied prospectively as from 2020, in accordance with the standards and regulations previously described in this section. (See Note 2 of the financial statement)

The main accounting policies relating to the Company´s present operations that require judgment and the use of specific valuation criteria are the following:

Financial instruments

Financial instruments are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (‘OCI’), and fair value through profit or loss, depending on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them.

Fair value through profit or loss: this includes the concession financial assets related to distribution segment infrastructure. The financial assets related to energy distribution infrastruture are measured at the expected New Replacement Value (Valor Novo de Reposição, or ‘VNR’), as defined in the concession agreement, which represent the fair value of the residual value of the infrastructure as of the balance sheet date. The financial assets related to gas distribution infrastruture are measured based on the fair value of the indemnity established in the concession contract. The Company recognizes a financial asset resulting from a concession contract when it has an unconditional contractual right to receive cash or another financial asset from, or under the direction of the grantor for the services of construction and maintenance of the infrastructure.

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

Derivative financial instruments (Put options) – The options to sell to CEMIG GT units of the FIP Melbourne and FIP Malbec funds (‘the SAAG PUT’) were measured at fair value using the Black-Scholes-Merton (BSM) method, using as reference the related put options obtained by the BSM model valued on its exercise date. See note 31 to the Financial Statements for further details.

Amortized cost: This includes accounts receivables from customers, traders and power transport concession holders; accounts receivable from Minas Gerais State; restricted cash; escrow deposits in litigation; marketable debt securities with the intention of holding them until maturity and the terms of their contracts originate known cash flows that constitute exclusively payments of principal and interest; concession financial assets related to generation concession grant fee; accounts receivable from related parties; suppliers; loans and debentures; debt agreed with the pension fund (‘Forluz’); concessions payable; the Minas Gerais State PRCT Tax Amnesty Program; advances from customers; assets and liabilities related to the CVA account and Other financial components in tariff adjustments; the low-income subsidy; reimbursement of tariff subsidies; and other credits.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate (‘EIR’).

Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

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

The Annual Permitted Revenue (‘RAP’) is the consideration received as revenue from the investment in the national grid as well as the construction or upgrades, operation and maintenance services. The revenue from the energy transmission concession contracts is recognized when the performance obligation is satisfied. The contract asset is transferred to the financial asset, falling within the scope of IFRS 9, after the issuance of the credit notice, monthly issued by ONS, authorizing RAP billing, which is when the right to consideration is unconditional. The revenue is recognized at the transaction price and the assets are subsequently measured at amortized cost, using the effective interest method, adjusted by impairment losses, when applicable, and recognizing the deferred taxes. As required by IFRS 9 – Financial Instruments, the financial asset carrying amount is analyzed and, when applicable, a loss allowance for expected credit losses is recognized.

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

Concession assets

Energy and Gas Distribution segment: Concession infrastructure under construction are initially recorded as contract assets, in accordance with IFRS 15 and IFRIC 12, considering that the Company is entitled to consideration for performance completed to date, and, only when the construction phases ends, has the right to charge for the services provided to customers or receive an indemnity at the end of the concession period for assets not yet amortized. In accordance with IFRS 15 and IFRIC 12, construction revenues equivalent to new infrastructure are initially recorded as contract assets, measured at construction cost plus margin (which, for the construction business, is deemed as zero). Construction cost include borrowing costs.

The portion of the infrastructure to be amortized during the concession period is recorded as an intangible asset, as provided for in IFRIC 12 – Concession contracts, and is subsequently measured at cost less amortization. The amortization rates reflect the expected pattern of their consumption and are measured based on the asset carrying amount using the straight-line method, using the rates based on the expected useful life of the energy distribution assets that are used by the Regulator during the tariff process.

The Company recognizes a financial asset for the residual value of the infrastructure at the end of the concession, representing an unconditional right to receive cash or another financial asset directly from the grantor. This portion is subsequently measured at the estimated fair value, which represents the New Replacement Value (Valor Novo de reposição, or VNR), based on the Regulatory Remuneration Base of Assets ratified by the regulator (‘ANEEL’) in the tariff processes.

Transmission segment: When construction is finalized, concession infrastructure assets remains as contract asset, considering the existence of performance obligations during the concession period, represented by the network construction, operation and maintenance, as there is no unconditional right to receive the consideration for the construction service unless the company operates and maintains the infrastructure. The contract asset is reclassified as a financial asset (accounts receivable) only after the performance obligation to operate and maintain the infrastructure is satisfied, since from that point nothing more than the passage of time is necessary for the consideration to be received. The costs related to the infrastructure construction are recognized as incurred in the statement of income. The construction or upgrade services revenues are recognized in accordance with the stage of completion of the construction service, based on the costs actually incurred, including construction margin.

The margin added to the performance obligation related to the construction and improvements is based on Company’s expectations regarding its projects profitability.

When adjusting the amount of consideration for the concession contract asset financing component, the Company uses the discount rate which reflects the Company’s estimation of the financing of the transmission infrastructure investments. This reflects the rate that discounts the nominal amount of the consideration to the price that the customer would pay in cash for the goods or services when (or as) they transfer to the customer. The interest rates implicit in the contract are defined at the beginning of the investments and take into account the credit risk of the counterparties.

When the tariff set is changed at the time of the periodic tariff reviews, the contract asset is remeasured, discounting the future revenue (RAPs) using the contract original discount rate, implicit in the contract. The amount remeasured is confronted to the carrying amount and the difference is recognized as an adjustment to revenue (either as an increase in or a reduction of revenue) at the date of the contract modification (the adjustment to revenue is made on a cumulative catch-up basis).

Consideration monthly received is allocated to revenue related to the operation and maintenance service and to the collection of the contract asset related to the construction service based on their relative fair value. Costs of expansion and upgrades of the infrastructure are recorded as contract assets.

Financial portion of remuneration and depreciation unpaid since the extensions of concessionsin in accordance with Law 12,783/2013: corresponding to the portion of remuneration and depreciation unpaid from the date of the extension of the concessions until it was incorporated into the Assets Remuneration Base (January 1, 2013 until June 30, 2017), to be paid over a period of eight years through the RAP.

The amounts to be received are subject to the applicable regulatory rules in the tariff process, including the mechanisms that monitor and measure efficiency. In this new context, the unconditional right to consideration depends on the satisfaction of the performance obligation to operate and maintain, and is, thus, characterized as a contractual asset.

Generation segment: The concession fee right paid for the concession contracts granted by ANEEL in November 2015 are classified as a financial asset, at amortized cost, as it represents an unconditional right to receive cash, adjusted by the IPCA index, and remuneratory interest, during the period of the concession.

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

Income tax and social contribution tax

The income tax and social contribution tax expenses represents the total amount of current and deferred taxes, which are presented separately in the financial statements. The Company is subject to the regular tax regime ‘Lucro Real’. However, its subsidiaries that can benefit from the favorable tax regime, according to tax law, analyze the payable tax projection for the next year, in order to determine the tax regime that reduces its taxes payment.

Deferred and current tax related to items recognized directly in equity or in other comprehensive income (OCI) are recognized directly in equity.

Periodically, in accordance with IFRIC 23, the Company and its subsidiaries evaluate positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Current

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date.

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

Deferred tax liabilities are recognized for all the inter-temporal tax differences. Deferred tax assets are recognized for all the temporary differences deductible, to the extent that it is probable that future taxable profit will be available for the temporary differences to be offset, except:

•	When the deferred tax (asset or liability) arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;
•	In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future;
•	In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized;
110

•	Theses taxes are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred income tax and social contribution tax assets are reviewed at the reporting date, and are reduced to the extent that their realization is no longer probable.

The Company offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity.

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

Dividends received from jointly controlled entities and affiliates, classified as held for sale, are recognized in the Income statement, in view of the discontinuation of measurement by the equity method, under IFRS 5.

A disposal group qualifies as discontinued operation if it is a component of an entity that either has been disposed of, or is classified as held for sale, and:

•	Represents a separate major line of business or geographical area of operations;
•	Is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
•	Is a subsidiary acquired exclusively with a view to resale.

Discontinued operations are excluded from the reported profit from continuing operations, and are presented as a single amount, after taxes, based on discontinued operations, in the statement of income.

Additional disclosures are presented in Note 32. All the other notes to the financial statements include amounts for continuing operations, except when otherwise stated.

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

Revenues from use of the distribution system (TUSD) received by the Company from other concession holders and other customers that use the distribution network are recognized in the period in which the services are provided. Unbilled retail supply of energy, from the period between the last measured consumption, according to the schedules specified in the concession regulation, and the end of each month, is estimated based on the billing from the previous month or the contractual amount.

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

Construction revenue – corresponds to the performance obligation to build the infrastructure, by the investments in concession assets made by the Company in the reporting period. Recognition of this revenue is directly related to the expenditure incurred on the addition of contractual assets.

Revenues from the sale of gas are measured based on the volume of gas sold and the tariffs specified in the terms of the contract. Revenues from supply of gas are recorded when the delivery has taken place, based on the volume measured and billed. The billing is carried out monthly. In addition, unbilled supply of gas, from the period between the last billing and the end of each month, is estimated based on the supply contracted and on the volume of gas delivered but not yet billed. Historically, the differences between the estimated amounts and the actual revenues recognized are not significant and are recorded in the following month.

Revenues from transmission concession services are recognized in the statement of income monthly, and includes:

•	Construction revenue corresponds to the performance obligation to build the transmission infrastructure, recognized based on the satisfaction of performance obligation over time. They are measured based on the cost incurred, including PIS/Pasep and Cofins taxes over the total revenues and the profit margin of the project.
•	Operation and maintenance revenue corresponds the performance obligation of operation and maintenance specified in the transmission concession contract, after termination of the construction phase. They are recognized when the services are rendered and he invoices for the RAPs are issued.
•	Interest revenue in the contract asset recognized, recorded as transmission concession gross revenue in statement income. Revenue corresponds to the significant financing component in the contractual asset, and is recognized by the linear effective interest rate method based on the rate determined at the beginning of the investments, which is not subsequently changed. The average of the implicit rates is 6.68%. The rates are determined for each authorization and are applied on the amount to be received (future cash flow) over the contract duration. This includes financial updating by the inflation index specified for each transmission contract.

The services provided include charges for connection and other related services; the revenues are recognized when the services are rendered.

The profit margin on operation and maintenance of transmission infrastructure is determined based on the individual sale price of the service, based on available information on the value of the consideration that the entity expects to have the right to, in exchange for the services promised to the client, in cases where the Company’s transmission subsidiaries have the right, separately, to the remuneration for the activity of operation and maintenance, as per IFRS 15 – Revenue from contracts with clients, and the costs incurred for the provision of services of operation and maintenance.

The Resolution ANEEL 729/2016 regulates the Variable Portion (‘Parcela Variável’ or ‘PV’), which is the pecuniary penalty applied by the grantor as a result of any unavailability’s or operational restrictions on facilities that are part of the National Grid and the surcharge corresponding to the pecuniary bonuses provided to concessionaries as an incentive to improve the transmissions facilities availability. The Company assessed the PV effects, based on historical data, and concluded that recognizing the occasional variable consideration arising from the PV estimated would not result in relevant account information. Therefore, for the both situations described, it is recognized as an adjustment to revenue, either as an increase in or a reduction of operation and maintenance revenue, when it occurs.

Leases

As from the IFRS 16 first adoption, on January 01, 2019, the Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets.

When recording a lease operation, the lessee recognizes a liability to make the payments (a leasing liability) and an asset, representing the right to use the subject asset during the period of the leasing (an asset of right to use).

Right-of-use assets: Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated amortization and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are amortized on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets; as described in Note 19 to the Financial Statements.

If ownership of the leased asset transfers to the Company at the end of the lease term or the cost reflects the exercise of a purchase option, amortization is calculated using the estimated useful life of the asset.

Lease liabilities: At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

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

The Company recognize separately the expenses of interest on the leasing liability and the expense of depreciation of the asset of the right to use.

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

The following table sets forth the average rate (in Reais per MWh) and volume (by GWh) components of energy sales and purchases for the periods indicated. The term ‘average rate’ refers to revenues for the relevant class of customers divided by the MWh used by such class and does not necessarily reflect actual rates and usage by a specific class of end-users during any particular period.

Year ended December 31,	2020	2019 (Restated)	2018 (Restated)
Energy sales:
Average rate to final customers (R$/ MWh)
Industrial rate	327.62	320.04	276.61
Residential rate	899.31	917.41	843.28
Commercial rate	580.91	582.62	558.83
Rural rate	581.49	542.26	496.27
Public services rate and others	540.52	548.43	505.74

Total sales to final customers (GWh)
Industrial customers	12,731	14,873	17,689
Residential customers	10,981	10,538	10,267
Commercial customers	8,571	9,335	8,380
Rural customers	3,766	3,795	3,615
Public services and other customers	3,319	3,634	3,571
Average rate (R$/ MWh)	584,18	569,76	501.32
Total revenues (R$million)	23,018	24,052	21,882

Sales to concession holders:
Volume (GWh)	13,907	11,920	11,992
Average rate (R$/ MWh)	241.82	246.90	250.33
Total revenues (R$million)	3,363	2,943	3,002

Distribution Rates

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

On May 15, 2020, in view of the public calamity scenario resulting from the Covid-19 pandemic, CEMIG submitted a request to ANEEL to defer the application of the result of its tariff process until June 30, 2020, in order to mitigate the effects on consumers in its concession area, the tariff that was in force since May 2019 remaining. On June 25, 2020, ANEEL’s Board approved the result of CEMIG's readjustment with an average impact of 4.27%.

On August 5, 2020, CEMIG submitted to ANEEL a proposal for the reversal of R$714 million, for consumers in its concession area, regarding the financial component of reimbursement of Pasep / Cofins, with the objective of complying with contribute to low tariffs at a time when society as a whole was seeking to reduce the impacts of the pandemic. On August 18, 2020, ANEEL approved the readjustment with the insertion of this negative component reducing the average effect of CEMIG D’s 2020 tariff adjustment to zero. Such rate was effective starting on August 19, 2020 and it remains the same until May 27, 2021. Such updating had the following components: (i) an increase of 6.07% due to the Tariff Adjustment Index; (ii) an decrease of 14.31% due to the variation in Parcel A costs (CVA – non-manageable costs); and (iii) a increase of 8.24% related to other financial adjustments. The average annual tariff adjustments of CEMIG D in 2020, 2019 and 2018, and the revisions of their respective components were as follows:

115

	2020	2019	2018
Average annual/periodic tariff adjustment	0.00%	8.73%	23.19%
Components
Tariff adjustment index	6.07%	1.94%	13.30%
Inter-year variation in fixed costs (CVA)	-14.31%	15.98%	4.59%
Other financial adjustments	8.24%	-9.18%	5.30%

Transmission Rates

In January 2013, our transmission concession was renewed for another 30 years in accordance with the rules defined in Law 12,783/2013. At that time, there was an Extraordinary Review and transmission revenue was strictly reduced to the amount necessary to cover operation and maintenance costs, being part of the non-reversible assets indemnified.

In 2017, the capital cost of the reversible assets not yet amortized at the time of renewal of the transmission became part of the Allowed Annual Revenue (‘RAP’) of transmission concessionaires covered by Law 12,783/2013, according to rules defined in MME Administrative Rule no. 120/2016. This revenue consists of two components. One refers to the financial component, which corresponds to the cost of capital of the non-indemnified assets for the period from January 2013 to June 2017. During this period, the transmission company remained without any revenue for the assets made available that had not yet been indemnified. The second component, called the economic component, refers to the cost of capital to be paid to the end of the asset lifespan.

According to Technical Note No. 183/2017, appended to Resolution No. 2,258/2017, which ratified the RAP calculation for the 2017-2018 cycle, the total value of the cost of capital of assets not indemnified for this cycle was R$370.8 million.

Concerning the readjustment processes, the transmission concession agreement provides for a review every five years. The first review after the concession renewal was to occur in July 2018. However, this review occurred only in 2020 with a retroactive effect from July 2018. The methodology for this review was approved by Normative Resolution No. 816/2018, which covers a new criterion for valuation of the asset base and captures other revenues for tariff moderation. A new model for calculating operating costs is being discussed with the regulator. In July 2020, CEMIG GT’s RAP was increased by 15.7%. The main positive variations were observed in the Economic and Financial Component of the Annual Cost of Assets (‘CAA’) of Basic Network of the Existing System (‘BNES’), due to the change of the WACC and the reinclusion of the Ke parameter on the Financial Component, both effects of the Review process of the 2018-2023 cycle. The postponement of the RAP Review of the 2018-2023 cycle (which took place, as expected, in 2020) generated an Adjustment Portion of R$165 million, referring to the positive effects of the review on the revenue of the 2018-2019 and 2019-2020 cycles. This amount will be paid in three installments of R$55 million (June 2020 prices) in the 2020-2021, 2021-2022, and 2022-2023 cycles, adjusted by the IPCA. In CEMIG Itajubá case (concession contract No. 079/2000) there was awarded an adjustment of 6.5%, as the result of an inflation adjustment to the revenue previously approved based on the IGP-M index.

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

Impacts of Covid-19

Overview

On March 11, 2020, the World Health Organization characterized Covid-19 as a pandemic, reinforcing the restrictive measures recommendations to prevent the virus dissemination worldwide. These measures are based, mainly, on social distancing, which have been causing major negative impact on entities, affecting their production process, interrupting their supply chains, causing workforce shortages and closing of stores and facilities. The economies around the world are developing measures to handle the economic crisis and reduce any possible effect, especially by their central banks and fiscal authorities.

Government measures aimed at Brazilian energy sector

Several measures were implemented by the Brazilian government, specifically aimed at energy sector, which include:

•	The provisional normative act. 950/2020 issued on April 8, 2020, which provides for 100% discount in the calculation of social energy tariff (‘Tarifa Social de Energia Elétrica’), from April 1, 2020 to June 30, 2020, applicable to customers included in low-income residential subclass, with energy consumption less than or equal to 220 kWh/month. The act also authorizes the Federal Government to allocate resources to Energy Development Account (CDE), limited to R$900 million, to cover the tariff discounts established.
•	Expansion on the limit of total amount of energy that can be declared by energy distributors in the process of the mechanism for the sale of surplus (‘Mecanismo de Venda de Excedentes’ - MVE), during 2020, from 15% to 30%, for the purpose of facilitating contractual reductions.
•	Provision of financial resources available in the reserve fund in April 2020, by CCEE, in accordance with ANEEL Dispatch 986/2020, dedicated to reduce future regulatory fees. CEMIG D was granted with R$122 million.
•	Under Resolution 878/2020, issued on March 24, 2020, the regulator has implemented some measures in an attempt to maintain the public service of energy supply, which include: prohibiting energy supply suspension due to default of certain categories of customers (residential), for 90 days, extended to July 31, 2020, prioritizing emergency assistance and energy supply to services and activities regarded as essential, drawing up specific contingency plans to assist health care units and hospital services, among others. Under Resolution 879/2020, issued in July 21, 2020, the regulator changed the Resolution 878/2020, as of August, 2020, maintaining the prohibition of energy supply suspension only to low income residential subclass, revoking the provisions applied to the other residential subclasses and related to services and activities regarded as essential.
•	Authorization to create the ‘Covid-Account’ under the Decree 10,350/2020 issued on May 18, 2020, as detailed in the following topic.

Company’s initiatives

On March 23, 2020, the Company established the Coronavirus Crisis Management Committee (‘Comitê Diretor de Gestão da Crise do Coronavírus’) to ensure its readiness to making decisions because of the fast-changing situation, which became more widespread, complex and systemic.

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

In August 2020 the Company started the plan for the gradual return-to-office, which is in compliance with measures for prevention, control and mitigation of risks of Covid-19 transmission in work environments.

In-person service to the general public was suspended temporarily, and resumed, subject to appointment, from August 3, 2020, in the municipalities that subscribed to the plan created by the State of Minas Gerais, called ‘Plano Minas Consciente’, and which are in the ‘Green Wave’ phase of the program. The decision to serve the public in person by appointment obeys the rules of the plan, and is in accordance with responsible resumption of the economy in Minas Gerais state, following the Covid-19 pandemic.

The Company maintains the communication with its customers on virtual channels and essential assistance in customers’ facilities, ensuring the appropriate energy supply.

The Company also adopted the following measures in order to contribute with society:

•	Providing payment flexibility to low-income residential subclass customers, registered as social tariff, who will be able to pay their debts in up to six installments, without interest or penalties, applied until July 1, 2020;
•	Providing payment flexibility to public and philanthropic hospitals as well as to emergency rooms units, without interest or penalties, conditions applied until July 1, 2020;
•	Offering the entities regarded as small business by Brazilian law the option for payment in up to six installments, without interest or penalties, conditions applied until July 1, 2020;
•	A negotiation campaign was launched, in effect until October 31, 2020, enabling customers to pay debt by installments in up to 12 months without interest.

In addition, the Company Executive Board approved the following measures, in order to support the fight against the Covid-19 during the critical period named “purple wave” (‘onda roxa’) instituted by the Extraordinary Covid-19 Committee of the State of Minas Gerais, through the Deliberation n. 138, of March 16, 2021, in the State of Minas Gerais:

•	Suspending the interruption in supply of energy of customers classified as low income residential subclass;
•	Providing payment in installments to customers classified as low income residential subclass, under the specific conditions of the program, available in the Company website.
•	Providing payment in installments to customers from other classes, including commercial customers classified as as small business by Brazilian law, operating in the sectos affected by the crises, under the specific conditions of the program, available in the Company website;
•	Prioritizing emergency assistance and energy supply to health care units and hospital services and others activities regarded as essential; and
•	Communication initiatives aimed at raising awareness of the population about the importance of staying at home, rational use of energy, and electronic equipment use, preventing overload, short-circuit and fires.

The Company is working diligently to mitigate the crisis impacts on its liquidity, implementing the following measures, among others:

•	Restraint of the capital expenditure planned for 2020, in the approximate amount of R$349 million and a budget review, which reduced the expenses related to labor, material, outsourced services and others, in the approximate amount of R$164 million;
•	Reduction in dividends payments to shareholders, and deferral dividends and interest on equity payments to the end of 2020;
•	Negotiating with its customers on the free market their contracts;
118

•	Negotiating the terms and conditions established in contracts signed with gas suppliers, including Petrobrás;
•	Deferral, during the year, payment of taxes and social charges payment, as authorized by legislation.

“Covid-account” (‘Conta-Covid’)

On May 18, 2020, in order to mitigate the financial effects caused by the Covid-19 pandemic, the Decree n. 10,350/20 authorized the creation of Covid account, to support the energy distribution sector, which is the basis of the energy sector financial flow, aimed to either cover the distribution agents revenue/cash flow deficit or to anticipate their revenues, related to (i) over-contracted purchases due to market retraction, (ii) “CVA” sector assets (iii) maintaining the neutrality of regulatory charges, (iv) compensation for the delay in applying tariff adjustments until June 30, 2020 and (v) anticipation of “parcel B” revenues as determined by ANEEL regulation.

On June 23, 2020, the regulator issued the Normative Resolution n. 885/2020, which set out the criteria and procedures to manage the “Covid-account”, as well as regulated the use of the CDE regulatory charge.

On January 26, 2021, ANEEL issued the Despatch nº 181/2021, which defined the monthly charge to be paid in order to amortize the loan, as well as the respective coverage to be included into the tariff to pay the charge. The annual quote of ‘CDE-Covid-Account’ will be paid by the distribution agents through the tariff charge included in the energy tariff and in the tariff of use of distribution system (‘TUSD’).

The amount received by CEMIG D will be converted, updated by Selic rate, as a tariff negative financial component in the tariff processes of 2021, ensuring the neutrality.

CEMIG D joined the financial compensation mechanism under the Covid-account (‘Conta-Covid’), in order to boost its cash flow enabling it to meet its financial obligations, in spite of the collection reduction resulting of the economic crises. The total total amount from the “Covid-Account”received by CEMIG D, in installments, was R$1,404 million.

There are some rules applied to distribution agents entitled to the Covid-account resources, such as (i) relinquishing any intention to reduce or end the purchase of energy from generators because of a reduction in the sales caused by the pandemic crises, until December 2020; (ii) in the event of default on payments, limiting their dividend payments to the legal minimum of 25% of net income and (iii) renounce the right to complain in court or arbitral tribunals on the conditions, procedures or obligations determined in legal and regulatory provisions on Covid-account. Notwithstanding, the right to request an extraordinary tariff review is fully preserved.

Due to the statements of renunciations established in the Acceptance Document under the Normative Resolution 885/2020, on July 3, 2020 CEMIG D’s Shareholders Extraordinary General Meeting approved alteration to its by-laws, to include §4 on Clause 33 limiting the distribution of mandatory dividend or interest on equity to the legal minimum, exceptionally for the cases and conditions that the regulator may demand, by rule or by contract, in order to mitigate a situation of financial imbalance caused by any fact or event attributable to a third party, or overriding government rulings, or expressly recognized force majeure.

Impact of Covid-19 on Financial Statements

Since March 2020, the Company has been monitoring the Covid-19 pandemic impact on its business and the market in which it operates. The Company has implemented a series of precautionary measures to protect the health of its employees and to prevent the spread of the novel coronavirus in its operational and administrative facilities. The measures are in accordance with the recommendations of World Health Organization (WHO) and Brazilian Ministry of Health and aim to contribute with the populations and Brazilian Authorities efforts, in order to help prevent the virus dissemination.

The Coronavirus crises made an impact on the Company operations, especially related to energy distribrution market, due to the contraction of the economic activities and the social distancing measures, affecting entities production process, interrupting their supply chains, causing workforce shortages and closing of stores and facilities. These effects might result in lower energy consumption and an increase in delinquency.

In this scenario intervention in market policies, and the initiatives to reduce transmission of Covid-19, also led to lower consumption of natural gas in 2020 than in 2019: consumption by the industrial sector was 3% lower year-on-year, and consumption by the automotive sector was 28% lower. At the same time, consumption in 2020 by residential users was 20% higher year-on-year, and by commercial users was 14% higher – reflecting the natural motivation of increased use of natural gas as a safer option when supply is continuous.

As of December 31, 2020, from the observation of the pandemic’s economic effects, the Company assessed the assumptions used for calculating fair value and recoverable amount of certain financial and non-financial assets, as follows:

•	The subsidiary CEMIG GT assessed whether the greater pressure on the exchange rate, combined with a lack of financial market liquidity, will have a negative impact on derivative financial instruments entered into to protect its operations against the risks arising from foreign exchange rate changes. At this point, given the current market conditions, the change in derivative instrument’s fair value, based on the forecasts of future interest and exchanges rates, cannot offset the Company’s total exposure to foreign exchange rate variability, resulting in a net loss of R$4 million in the period of January to December of 2020. The long-term projections carried out for the foreign exchange rate are lower than the current dollar quotation, which may represent a decrease in Company’s foreign exchange variation expense, if the projected scenario occurs;
•	The Company is assessing the circumstances arising from Covid-19 pandemic and associated measures aimed at reducing the impact of the economic contraction on customer delinquency when measuring expected credit losses. The Company has intensified measures to mitigate the risks of delinquency, such as a campaign of negotiation with clients in arrears whose energy supply the Company was temporarily prohibited from suspending as well as intensifying the usual collection measures;
•	The Company also reviewed the financial assets and liabilities measured at fair value to reflect the conditions and current rates projected, which impacts are presented in Note 31 to the Financial Statements;
•	The total load on the Brazilian national grid fell in 2020, especially from March to May, and has been recovering gradually since. Year to date, the energy transported and sold to CEMIG D customers increased 4.42% and reduced 5.31%, respectively. In the second semester of 2020, the energy transported increased 10.29% and the energy sold expanded 94.66%, compared with the same period of the last year, reflecting the easing of social distancing rules;
•	The accumulated variation of the CEMIG D’s captive customers market, measured from the pandemic outbreak until December 2020, reduced by 8%. It is important to mention that the effects of the financing expenses arising from energy purchase were minimized by the ‘Covid-Account’ creation; and
•	The Company is starting negotiations and deferrals with its customers and energy and gas suppliers, in order to maintain CEMIG GT and Gasmig liquidity during the economic crisis.

The impacts of the Covid-19 pandemic disclosed are based on the Company’s best estimates. Despite the impact of the pandemic on the Company’s liquidity in 2020, significant long-term effects are not expected.

Operating Results

Year Ended December 31, 2020 compared to the Year Ended December 31, 2019

Net revenues

Our consolidated financial statements for the years ended December 31, 2019 and 2018 have been restated to reflect the change in an accounting policy and its impacts are disclosed in note 2.8 of our consolidated financial statements.

Net revenues decreased by 1.02% from R$25,486 million in 2019 (restated) to R$25,228 million in 2020, as follows.

	2020	Net revenues	2019 (Restated)	Net revenues	2020 vs 2019
	(in million of R$)	(%)	(in million of R$)	(%)	(%)
Energy sales to final customers	23,018	91.24	24,052	94.37	(4.30)
Revenue from wholesale supply to other concession holders	3,414	13.53	2,876	11.28	18.71
CVA (compensation for changes in ‘Parcel A’ items ) and Other financial components	455	1.80	58	0.23	684.48
Financial component arising from PIS/Pasep and Cofins taxes refunded to customers– realization	266	1.05	-	-	-
Revenue from use of the electricity distribution systems – TUSD	3,022	11.98	2,722	10.68	11.02
Transmission operation and Maintenance revenue	280	1.11	352	1.38	(20.45)
Interest revenue arising from the financing component in the transmission contract asset	438	1.74	328	1.29	33.54
Adjustment to expectation of cash flow from indemnifiable financial asset of the distribution concession	16	0.06	18	0.07	(11.11)
Revenue on financial updating of the Concession Grant Fee	347	1.38	318	1.25	9.12
Construction revenues	1,637	6.49	1,292	5.07	26.70
Energy transactions on the CCEE	154	0.61	432	1.69	(64.35)
Mechanism for the sale of surplus	234	0.93	-	-	-
Supply of gas	2,011	7.97	2,298	9.02	(12.49)
Fine for violation of service continuity indicator	(51)	(0.20)	(58)	(0.23)	(12.07)
Recovery of PIS/Pasep and Cofins taxes credits over ICMS	-	-	1,428	5.60	-
Other revenue	1,709	6.77	1,721	6.76	(0.75)
Deductions on revenue	(11,722)	(46.46)	(12,351)	(48.46)	(5.09)
Total net revenue	25,228	100.00	25,486	100.00	(1.02)

Energy sales to final customers

Total revenue from energy sold to final customers in 2020 was R$23,018 million, or 4.30% lower than the figure for 2019 of R$24,052 million.

The main items that affected total revenue from energy sold to final customers were:

•	The annual tariff adjustment for CEMIG D effective as from May 28, 2019, with an average upward effect of 8.73% on customer tariffs, in comparison an average upward effect on customer tariffs of 23.19% effective as from May 28, 2018; and
•	Volume of energy sold to final customers 6.66% lower year-on-year.

The annual tariff adjustment for CEMIG D, effective July 1, 2020, with average upward effect on customer tariffs was 4.27% and from August 19, 2020, the adjustment was recalculated, resulting in the adjustment having a null effect on customer tariffs, due to reimbursement to customers of R$714 million, corresponding to the escrow deposits released after the success of CEMIG’s legal action (against which there is no further appeal), which recognized the right to exclude the ICMS amounts from the calculation basis of PIS/Pasep and Cofins taxes. See Note 14 to the financial statements.

Market Evolution

The total for sales in CEMIG’s consolidated energy market comprises sales to: (i) Captive customers in CEMIG’s concession area in the State of Minas Gerais; (ii) Free Customers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL); (iii) other agents of the energy sector – traders, generators and independent power producers, also in the Free Market; (iv) Distributors, in the ACR Market; and (v) the Wholesale Trading Exchange (Câmara de Comercialização de Energia Elétrica – CCEE).

As illustrated in the table below, the total volume of energy sold by CEMIG in 2020 decreased by 1.52% as compared to 2019:

GWh (2)	2020	2019	Var %
Residential	10,981	10,538	4.20
Industrial	12,731	14,873	(14.40)
Commercial, Services and Others	8,571	9,335	(8.18)
Rural	3,766	3,795	(0.76)
Public Power	714	905	(21.10)
Public Illumination	1,243	1,357	(8.40)
Public Service	1,362	1,373	(0.80)
Subtotal	39,368	42,176	(6.66)
Own Consumption	34	38	(10.53)
	39,402	42,214	(6.66)
Supply to Other Concessionaires (1)	13,907	11,919	16.68
Total	53,309	54,134	(1.52)
(1)	Includes Regulated Market Energy Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.
(2)	Data not audited by external auditors; includes Regulated Market Energy Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Residential: Residential consumption in 2020 was 4.20% higher than in 2019. This increase is primarily due to new customer connections made in 2020, in CEMIG D.

Industrial: Total volume of energy consumed by regulated and free industrial customers was 14.40% lower in 2020 than in 2019. This decrease was due primarily to industrial activity not resuming growth due to the Covid-19 pandemic during the year.

Commercial, Services and Others: Consumption was 8.18 % lower in 2020, mainly due to the Covid-19 pandemic during the year.

Rural: Consumption by rural users increased by 0.76 % in 2020.

Supply to Other concessionaires: The energy sale to other concessionaires increased 16.68% compared to 2019 due to a higher volume of energy available sold in this segment, to redeem part of the high credit that those companies have at CCEE.

Revenue from Use of Distribution Systems (the TUSD charge): This is revenue from charging Free Customers the Tariff for Use of the Distribution System (TUSD) on the volume of energy distributed. In 2020, this revenue was R$3,022 million, compared to R$2,722 million in 2019, an increase of 11.02% year-on-year, mainly reflecting the following:

•	Upward adjustment of 15.47% in the TUSD, in CEMIG D’s 2019 annual tariff adjustment, effective from May 28, 2019 added to an upward adjustment of 5.74% in the TUSD, in CEMIG D’s 2020 annual tariff adjustment, effective from May 28, 2020.

The CVA Account and Other financial components, in rate increases: CEMIG recognizes the difference between actual non-controllable costs (in which the CDE, and energy bought for resale, are significant components) and the costs that were used as the basis of decision of the rates charged to customers. The amount of this difference is passed through to customers in CEMIG D’s next tariff adjustment – in 2020 this represented a revenue of R$455 million, compared to the R$58 million. The higher figure in 2020 compared to 2019 is mainly due higher cost of energy and the estimated figures used for future cost of energy in the tariff calculation (this difference generates a financial asset to be reimbursed to the Company through the next tariff adjustment).

Transmission concession revenue

•	Construction revenue corresponds to the performance obligation to build the transmission infrastructure, recognized based on the satisfaction of obligation performance over time. They are measured based on the cost incurred, including PIS/Pasep and Cofins taxes over the total revenues and the profit margin of the project. For more information, see note 15 to the Financial Statements.
•	Operation and maintenance revenue correspondes to the performance obligation of operation and maintenance specified in the transmission concession contract, after termination of the construction phase. They are recognized when the services are rendered and the invoices for the RAPs are issued.
•	Interest revenue in the contract asset recognized, recorded as transmission concession gross revenue in statement income. Revenue corresponds to the significant financing component in the contractual asset, and is recognized by the linear effective interest rate method based on the rate determined at the start of the investments, which is not subsequently changed. The average of the implicit rates is 6.68%. The rates are determined for each authorization and are applied on the amount to be received (future cash flow) over the contract duration. This includes financial updating by the inflation index specified for each transmission contract.

Revenue from transactions in energy on the CCEE: Revenue from transactions in energy on the CCEE was R$154 million in 2020, compared to R$432 million in 2019, a decrease of 64.35% year-on-year. This reflects lower volume of energy available for settlement in the wholesale market in 2020 considering the low level of Brazilian reservoirs and energy allocated to be sold to other segments.

Revenue from supply of gas: CEMIG reported revenue from supply of gas totaling R$2,011 million in 2020, compared to R$2,298 million in 2019, a decrease of 12.49%. This mainly reflects the decrease on the volume of gas sold to the wholesale market in 2020, mainly in the thermal and industrial segment.

Construction revenues: Distribution and transmission infrastructure construction revenues totaled R$1,637 million in 2020, compared to R$1,292 million in 2019 (restated), an increase of 26.70%. This revenue is fully offset by Construction costs in the distribution segment, of the same amount, and corresponds to the Company’s investments in assets of the concession in the year. For the transmission segment, this represents investment in small improvements in 2020, due to regulatory changes and the suspension of contracts with works suppliers’ reinforcements.

Recovery of PIS/Pasep and Cofins taxes credits over ICMS: The credits of PIS/Pasep and Cofins totaling R$1,428 million in 2019, resulted from the success in the Company’s legal action questioning the inclusion of ICMS tax in these amounts since July 2003.

Revenue from the mechanism for the sale of energy surplus: The revenue from the mechanism for the sale of energy surplus (MVE) were R$234 million in 2020, relating to offers of supply made at the end of 2019 by CEMIG D. This mechanism is an instrument regulated by ANEEL enabling distributors to sell overcontracted supply – the energy amount that exceeds the quantity required to supply captive customers.

Other: Other revenues totaled R$1,709 million in 2020, compared to R$1,721 million in 2019, 0.75% lower year-on-year. The breakdown of the other revenues is presented on Note 27 to the Financial Statements.

Deductions from Revenue: Taxes and charges applied to revenue in 2020 were R$11,722 million, or 5.09% lower than in 2019 (R$12,351 million) (restated), mainly reflecting the following:

•	CDE: The amounts of payments to the Energy Development Account (CDE) are decided by an ANEEL Resolution. The purpose of the CDE is to cover costs of concession indemnities, tariff subsidies, and the subsidy for balanced tariff reduction, the low-income customer subsidy, the coal consumption subsidy, and the Fuels Consumption Account (CCC). Charges for the CDE in 2020 were R$2,443 million, compared to R$2,448 million in 2019. This is a non-controllable cost: the difference between the amounts used as a reference for setting of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

•	Customer charges – the ‘Tariff Flag’ system: The Tariff Flag bands are activated because of low levels of water in the system’s reservoirs – tariffs are temporarily increased due to scarcity of rain. The ‘Red’ band has two levels – Level 1 and Level 2. Level 2 comes into effect when scarcity is more intense. Activation of the tariff flags generates an impact on billing in the subsequent month. Income from charges to the customer related to the Tariff Flag bands was 49.32% lower in 2020, at R$149 million, compared to R$294 million in 2019. This reflects application of the Green band for the whole year of 2020, due to reduction of the demand due to the Covid-19 Pandemic effects.

•	Other taxes and charges on revenue: The other significant deductions from revenue are taxes, which are calculated as a percentage of sales revenue. Thus, their variations arise, substantially, from the changes in revenue.

Periodic Tariff Review

The tariff review effected in June 2020 for Contract 006/1997 resulted in recognition of revenue of R$529 million, comprising R$322 million for new assets in the National Grid, and R$207 million for existing assets in the National Grid, corresponding to the extension of the concessions, under Law 12,783/13, which were included in the regulatory remuneration base. In December 2020, contract 079/2020 was also submitted to the periodic tariff review, and this resulted in recognition of revenue of R$23 million (R$22 million net of PIS/Pasep and Cofins taxes). The revenues resulting from the periodic tariff reviews reflect, principally, the change in the rate of regulatory remuneration for the transmission activity, and remeasurement of the New Replacement Value (Valor Novo de Reposição – VNR) of the regulatory remuneration base (BRR).

Additionally, these revenues were impacted by the increase in annual RAP, in July 2020, and includes the effects of inflation and also new revenues resulting from investments authorized.

Operating costs and expenses

Operating costs and expenses in 2020 were R$21,432 million, a decrease of 4.64% as compared to 2019 (R$22,475 million).

The following table illustrates the components of operating costs and expenses in 2020 and 2019 expressed as a percentage of net revenues:

	2020	Net revenues	2019 (Restated)	Net revenues	2020 vs 2019
	(in million of R$)	(%)	(in million of R$)	(%)	(%)
Energy bought for resale	(12,111)	48.01	(11,286)	44.28	7.32
Charges for use of the national grid	(1,748)	6.93	(1,426)	5.60	22.58
Depreciation and amortization	(989)	3.92	(958)	3.76	3.24
Personnel	(1,276)	5.06	(1,272)	4.99	0.31
Gas bought for resale	(1,083)	4.29	(1,436)	5.63	(24.58)
Outsourced services	(1,265)	5.01	(1,239)	4.86	2.10
Post-employment benefits	(438)	1.74	(408)	1.60	7.35
Materials	(79)	0.31	(91)	0.36	(13.19)
Operating provisions and impairment………..	(423)	1.68	(2,401)	9.42	(82.38)
Employees’ and managers’ profit sharing…..	(142)	0.56	(263)	1.03	(46.01)
Infrastructure construction costs	(1,581)	6.27	(1,200)	4.71	31.75
Other operating expenses, net	(297)	1.17	(494)	1.94	(40.20)
Total operating costs and expenses	(21,432)	84.95	(22,474)	88.18	(4.64)

The following are the main variations in operating costs and expenses between 2020 and 2019 (restated):

Employees´and managers´ profit sharing

The expense on employees and managers profit sharing was R$142 million in 2020, compared to R$263 million in 2019. The decrease was due to a lower consolidated net income of CEMIG – the basis of calculation for this expense.

Energy purchased for resale

Expenses due to energy purchased for resale in 2020 were R$12,111 million, compared to R$11,286 million in 2019, representing an increase of 7.31%. The main factors contributing to such increase were:

•	Expenses on energy acquired in regulated market auctions increased by 10.36%, totalling R$3,334 million in 2020, as compared to R$3,021 million in 2019, mainly due to the increase in the volume of energy acquired;
•	Expense on supply from Itaipu was 39.26% higher, at R$1,990 million in 2020, compared to R$1,429 million in 2019. The difference is mainly due to the increase of 31.80% in the average dollar quotation in 2020 compared to 2019 (R$5.23 and R$3.97, respectively), which has contributed to the rise in dollar energy price per KW (US$28.41/KW in 2020 and US$27.71/KW in 2019);
•	The expenses on distributed generation (‘geração distribuída’) acquired was R$678 million in 2020, compared to R$207 million in 2019, 227.54% higher. This reflects the higher number of generation units installed (63,845 in December 2020, compared to 31,172 in December 2019); and the higher volume of energy injected into the grid (1,008,589,663 MWh in 2020, compared to 412,290,475 MWh in 2019);
125

•	The cost of purchases of supply in the spot market was at R$1,497 million in 2020, compared to R$1,886 million in 2019. The result expressed for spot-price supply is the net balance between revenues and expenses of transactions on the Power Trading Chamber (CCEE). The lower figure is mainly due to the average spot price (PLD) being 22.06% lower, at R$177.00/MWh in 2020, compared to R$227.10/MWh in 2019.

This is a non-controllable cost for CEMIG Distribution: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment. For further details see Note 29 to the Financial Statements.

Charges for use of the national grid

Charges for use of the national grid in 2020 were R$1,748 million, compared to R$1,426 million in 2019, representing an increase of 22.58%.

This expense is payable by energy distribution and generation agents for use of the facilities that are components of the national grid. The amounts to be paid are set by an ANEEL Resolution. The higher figure is mainly due to the annual adjustment in charges for use of the National Grid, which usually takes place in July, and had an effect of approximately 27.4% in 2020.

This is a non-manageable cost for CEMIG Distribution: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Operating provisions and impairment

Operating provisions in 2020 totaled R$423 million, compared to R$2,401 million in 2019, a decrease of 82.38%. The decrease was mainly due to:

•	Provisions for employment-law legal actions amounting R$46 million in 2020, compared to a provisions of R$136 million in 2019. This arises mainly from reassessment of the probability of loss in existing actions, based on application of the IPCA-E inflation index instead of the TR reference rate in monetary adjustment for employment-law legal actions dealing with debts.
•	Variation of provisions for taxes, which represented the recognition of R$75 million in 2020, compared to R$1,228 million in 2019. This variation results, mainly, of the Company’s reassessment, based on the opinion of its legal advisers, of the probability of loss on administrative and court proceedings opened against the Company relating to social security contributions on the payment of profit shares to its employees, alleging that Company did not previously establish clear and objective rules for the distribution of these amounts. For further details see Note 28 to the Financial Statements.
•	Expected losses on doubtful receivables from clients 38.24% lower, at R$147 million in 2020, compared to R$238 million in 2019. This difference mainly reflects reversal of expected losses for debts for energy consumption and services owed by the direct and indirect administration of Minas Gerais State of R$210 million, in 2020, that the Company will be able to be offset against ICMS tax owed to the state, under State Decree 47,908/2020. For more information, see Note 11to the Financial Statements. Also, default in 2020 declined due to clients’ acceptance of the negotiation rules approved by the Company for dealing with the impacts of the Covid-19 pandemic.
•	This was partially offset by the recognition of an estimated loss on realization of the receivables from Renova, in the amount of R$688 million, after an assessment of the investee’s credit risk, which deteriorated in the current year, that increased the cost with operating provisions in 2019.

For further Information see Note 25 to the Financial Statements.

Infrastructure construction costs

Infrastructure construction costs in 2020 totaled R$1,581 million, or 31.75% more than in 2019 (R$1,200 million).

Construction revenues for energy and gas distribution segment are equivalent to new infrastructure are initially recorded as contract assets, measured at construction cost plus margin (which, for the construction business, is deemed as zero). Construction cost include borrowing costs.

Construction revenues for transmission segment are recorded when construction is finalized, concession infrastructure assets remains as contract asset, considering the existence of performance obligations during the concession period, represented by the network construction, operation and maintenance, as there is no unconditional right to receive the consideration for the construction service unless the company operates and maintains the infrastructure.

Gas bought for resale

In 2020 the Company reported expense of R$1,083 million on acquisition of gas, 24.58% less than the expense of R$1,436 million in 2019. This is primarily due to the decrease of 16.28% in the volume of gas bought from Petrobras, related to the impacts of the Covid-19 pandemic in the thermal and industrial sector demand.

Post-employment obligations

The Company’s post-retirement obligations were 7.35% higher in 2020, than 2019, being R$438 million and R$408 million, respectively. This mainly reflects a higher cost for the Health Plan in 2020, due to reduction of the discount rate used in the actuarial valuation made in December 2019.

Share of profit (loss), net, of associates and joint ventures

In 2020, CEMIG reported a gain by the equity method of R$357 million, compared to R$125 million reported in 2019. This primarily reflects higher gains in 2020 on the investments in TAESA compared to losses on the investments in Santo Antônio Energia and Itaocara in 2019. See Note 16 to the Financial Statements for details on the results from the investees recognized under this line.

Net finance income (expense)

Net finance income totaled R$905 million in 2020, compared to net finance expenses of $1,360 million in 2019. The main factors contributing to this change in net finance income and expenses were:

•	Recognition, in 2020, of R$1,753 million from the hedge transaction related to the Eurobond transaction, compared to recognition of a gain of R$998 million in 2019. The adjustment of the hedge transaction to fair value resulted in a positive effect, due to a lower variation in the future curve for the DI (Interbank Deposit) rate than in the future curve for the US dollar exchange rate. This gain should be considered together with the expense on foreign exchange variation arising from the Eurobond, as described below; and
•	Revenue of Monetary updating of the PIS/Pasep and Cofins taxes credits over ICMS, adding up to R$1,580 million in 2019. CEMIG, CEMIG GT and CEMIG D filed an Ordinary Action for a declaration that it was unconstitutional to include the ICMS value added tax within the taxable amount for calculation of PIS/Pasep and Cofins; and for recognition of these companies’ right to offsetting of amounts unduly paid for the 10 years prior to the action being filed, with monetary adjustment by the Selic rate. For more information see Note 10 to the Financial Statements.

This was partially offset by the following:

•	Higher interest on loans in foreign currency – which in 2020 represented a financial expense of R$850 million, compared a financial expense of R$664 million in 2019. This higher increase is due to 29% higher exchange rate in effect in in 2020 (R$5.19 in 2020, compared to R$4.03 in 2019);
•	Higher foreign exchange variation on loans in foreign currency – which in 2020 represented a financial expense of R$1,742 million, compared a financial expense of R$226 million in 2019. This higher increase is due to the higher exchange rate in effect in the period (29% in 2020, compared to 4% in 2019).

The breakdown of financial income and expenses is in Note 29 to the Financial Statements.

Income Tax and the Social Contribution Tax

In 2020, the Company’s expense on income tax and the Social Contribution tax totaled R$936 million, on pre-tax profit of R$3,801 million, an effective rate of 24.63%. In 2019, the Company’s expense on income tax and the Social Contribution tax totaled R$1,599 million (restated), on pre-tax profit of R$4,570 million (restated), an effective rate of 34.99%.

Operating Results

Year Ended December 31, 2019 compared to the Year Ended December 31, 2018

Our consolidated financial statements for the years ended December 31, 2019 and 2018 have been restated to reflect the change in accounting policy disclosed in note 2.8 of our annual consolidated financial statements.

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

The Company has made an analysis of the initial application of IFRS 16 in their financial statements as from January 1, 2019, and elected to apply the recognition exemptions for short-term leases (contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option), and leases for which the underlying asset is of low value. We used the modified retrospective approach when adopting such standards; thus, we did not restate our financial statements as of and for the year ended December 31, 2018 and 2017 for the adoption of IFRS 16. Accordingly, our financial statements as of and for the year ended December 31, 2019 and our financial statements for the comparative periods are not directly comparable when it comes to such standard. For more information regarding the adoption of IFRS 16 and its effects on our financial statements, see note 2.4 to the Financial Statements included in “Item 18. Financial Statements”.

Net revenues (restated)

Net revenues increased by 14.30% from R$22,299 million in 2018 to R$25,486 million in 2019, as follows.

	2019 (restated)	Net revenues	2018 (restated)	Net revenues	2019 vs 2018
	(in million of R$)	(%)	(in million of R$)	(%)	(%)
Energy sales to final customers	24,052	94.37	21,882	98.13	9.92
Revenue from wholesale supply to other concession holders	2,876	11.28	2,990	13.41	(3.81)
CVA (compensation for changes in ‘Parcel A’ items ) and Other financial components	58	0.23	1,973	8.85	(97.06)
Revenue from use of the electricity distribution systems – TUSD	2,722	10.68	2,045	9.17	33.11
Transmission operation and maintenance revenue	352	1.38	343	1.54	2.62
Interest revenue arising from the financing component in the transmission contract asset	328	1.29	311	1.39	5.47
Generation assets - indemnity revenue	-	-	55	0.25	-
Adjustment to expectation of cash flow from indemnifiable financial asset of the distribution concession	18	0.07	-	-	-
Revenue on financial updating of the Concession Grant Fee	318	1.25	321	1.44	(0.93)
Construction revenues	1,292	5.07	940	4.22	37.45
Energy transactions on the CCEE	432	1.69	217	0.97	99.08
Supply of gas	2,298	9.02	1,995	8.95	15.19
Fine for violation of service continuity indicator	(58)	(0.23)	(44)	(0.20)	31.82
Recovery of PIS/Pasep and Cofins taxes credits over ICMS	1,428	5.6	-	-	-
Other revenue	1,721	6.76	1,585	7.11	8.64
Deductions on revenue	(12,351)	(48.46)	(12,314)	(55.22)	0.30
Total net revenue	25,486	100.0	22,299	100.0	14.30

Energy sales to final customers

Total revenue from energy sold to final customers in 2019 was R$24,052 million, or 9.92 % higher than the figure for 2018 of R$21,882 million.

The main items that affected total revenue from energy sold to final customers were:

•	The annual tariff adjustment for CEMIG D effective as from May 28, 2019, with an average upward effect of 8.73% on customer tariffs, in comparison an average upward effect on customer tariffs of 23.19% effective as from May 28, 2018;
•	Lower revenues from the ‘Tariff flag’ components of customer bills: R$294 million in 2019, compared to R$655 million in 2018. This reflects the level of reservoirs, activating the ‘green Flag’ for most of the months in 2019, as a consequence of the best hydrological conditions compared to the year of 2018;
•	Volume of energy sold to final customers 0.08% higher year-on-year.

Market Evolution

The total for sales in CEMIG’s consolidated energy market comprises sales to: (i) Captive customers in CEMIG’s concession area in the State of Minas Gerais; (ii) Free Customers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL); (iii) other agents of the energy sector – traders, generators and independent power producers, also in the Free Market; (iv) Distributors, in the ACR Market; and (v) the Wholesale Trading Exchange (Câmara de Comercialização de Energia Elétrica – CCEE).

As illustrated in the table below, the total volume of energy sold by CEMIG in 2019 decreased by 2.56% as compared to 2018:

GWh (2)	2019	2018	Var %
Residential	10,538	10,267	2.64
Industrial	14,873	17,689	(15.92)
Commercial, Services and Others	9,335	8,380	11.40
Rural	3,795	3,615	4.98
Public Power	905	871	3.90
Public Illumination	1,357	1,384	(1.95)
Public Service	1,373	1,316	4.33
Subtotal	42,176	43,522	(3.09)
Own Consumption	38	41	(7.32)
	42,214	43,563	(3.10)
Supply to Other Concessionaires (1)	11,920	11,992	(0.60)
Total	54,134	55,555	(2.56)

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

Industrial: Total volume of energy consumed by regulated and free industrial customers was 15.92% lower in 2019 than in 2018. This decrease was due primarily to industrial activity not resuming growth at the rate expected for the year.

Commercial, Services and Others: Consumption was 11.40 % higher in 2019, mainly due to the incorporation of new customers in CEMIG GT’s portfolio.

Rural: Consumption by rural users increased by 4.98 % in 2019.

Supply to Other concessionaires: The energy sale to other concessionaires decreased 0.60 % compared to 2018 due to a lower volume of energy available sold in this segment, considering the low level of Brazilian reservoirs in 2019 and the allocation of energy sold to final customers.

Revenue from Use of Distribution Systems (the TUSD charge): This is revenue from charging Free Customers the Tariff for Use of the Distribution System (TUSD) on the volume of energy distributed. In 2019, this revenue was R$2,722 million, compared to R$2,045 million in 2018, an increase of 33.11% year-on-year, mainly reflecting the following:

•	upward adjustment of 17.44% in the TUSD, in CEMIG D’s 2018 annual tariff adjustment, effective from May 28, 2018 in comparison to a upward adjustment of 17.28% in the TUSD, in CEMIG D’s 2019 annual tariff adjustment, effective from May 28, 2019.

The CVA Account and Other financial components, in rate increases: CEMIG recognizes the difference between actual non-controllable costs (in which the CDE, and energy bought for resale, are significant components) and the costs that were used as the basis of decision of the rates charged to customers. The amount of this difference is passed through to customers in CEMIG D’s next tariff adjustment – in 2019 this represented a decrease in revenue of R$58 million, compared to an increase in 2018 of R$1,973 million. The lower figure in 2019 than 2018 is mainly due to a lower difference in 2019 than 2018 between actual costs of energy and the estimated figures used for future cost of energy in the tariff calculation (this difference generates a financial asset to be reimbursed to the Company through the next tariff adjustment).

Transmission concession revenue

•	Construction revenue corresponds to the performance obligation to build the transmission infrastructure, recognized based on the satisfaction of obligation performance over time. They are measured based on the cost incurred, including PIS/Pasep and Cofins taxes over the total revenues and the profit margin of the project. For more information, see note 15 to the Financial Statements.
•	Operation and maintenance revenue correspondes to the performance obligation of operation and maintenance specified in the transmission concession contract, after termination of the construction phase. They are recognized when the services are rendered and the invoices for the RAPs are issued.
•	Interest revenue in the contract asset recognized, recorded as transmission concession gross revenue in statement income. Revenue corresponds to the significant financing component in the contractual asset, and is recognized by the linear effective interest rate method based on the rate determined at the start of the investments, which is not subsequently changed. The average of the implicit rates is 6.68%. The rates are determined for each authorization and are applied on the amount to be received (future cash flow) over the contract duration. This includes financial updating by the inflation index specified for each transmission contract.

Revenue from transactions in energy on the CCEE: Revenue from transactions in energy on the CCEE was R$432 million in 2019, compared to R$217 million in 2018, an increase of 99.08% year-on-year. This reflects higher volume of energy available for settlement in the wholesale market in 2019 considering the low level of Brazilian reservoirs and energy allocated to be sold to other segments.

Revenue from supply of gas: CEMIG reported revenue from supply of gas totaling R$2,298 million in 2019, compared to R$1,995 million in 2018, an increase of 15.19%. This mainly reflects the increase in the cost of gas, which was passed through to customers of 6.74% higher year-on-year.

Construction revenues: Distribution infrastructure construction revenues totaled R$1,292 million in 2019 (restated), compared to R$940 million in 2018 (restated), an increase of 37.45%. This revenue is fully offset by Construction costs, of the same amount, and corresponds to the Company’s investments in assets of the concession in the year.

Recovery of PIS/Pasep and Cofins taxes credits over ICMS: The credits of PIS/Pasep and Cofins taxes (previously erroneously charged to include the amounts of ICMS taxes paid or due), totaling R$1,428 million, resulted from the success in the Company’s legal action questioning the inclusion of ICMS tax in these amounts, and is backdated to July 2003.

Other revenues: Other revenues was R$1,721 million in 2019, compared to R$1,585 million in 2018, 8.64% higher year-on-year. This was primarily due to an increase in revenues related to subsidies and reimbursement for decontracted supply that are reimbursed by Eletrobras. The breakdown of the other revenues is presented on Note 29 to the Financial Statements.

Deductions from Revenue: Taxes and charges applied to revenue in 2019 were R$12,351 million (restated), or 0.30% higher than in 2018 (R$12,314 million) (restated), mainly reflecting the following:

•	CDE: The amounts of payments to the Energy Development Account (CDE) are decided by an ANEEL Resolution. The purpose of the CDE is to cover costs of concession indemnities, tariff subsidies, and the subsidy for balanced tariff reduction, the low-income customer subsidy, the coal consumption subsidy, and the Fuels Consumption Account (CCC). Charges for the CDE in 2019 were R$2,448 million, compared to R$2,603 million in 2018. This is a non-manageable cost: the difference between the amounts used as a reference for setting of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.
•	Customer charges – the ‘Tariff Flag’ system: The Tariff Flag bands are activated because of low levels of water in the system’s reservoirs – tariffs are temporarily increased due to scarcity of rain. The ‘Red’ band has two levels – Level 1 and Level 2. Level 2 comes into effect when scarcity is more intense. Activation of the tariff flags generates an impact on billing in the subsequent month. Income from charges to the customer related to the Tariff Flag bands was 55.11% lower in 2019, at R$294 million, compared to R$655 million in 2018. This reflects less application of the Red band in 2019 than in 2018, due to (i) stabilized reservoir levels, and (ii) slightly higher expectations of rain.
131

•	Other taxes and charges on revenue: The other significant deductions from revenue are taxes, which are calculated as a percentage of sales revenue. Thus, their variations arise, substantially, from the changes in revenue.

Operating costs and expenses

Operating costs and expenses, in 2019 were R$22,475 million (restated), an increase of 15.73% as compared to 2018 (R$19,420 million).

The following table illustrates the components of operating costs and expenses in 2019 and 2018 expressed as a percentage of net revenues:

	2019 (restated)	Net revenues	2018	Net revenues	2019 vs 2018
	(in million of R$)	(%)	(in million of R$)	(%)	(%)
Energy bought for resale	(11,286)	(44.28)	(11,084)	(49.71)	1.82
Gas bought for resale	(1,436)	(5.63)	(1,238)	(5.55)	15.99
Charges for use of the national grid	(1,426)	(5.60)	(1,480)	(6.64)	(3.65)
Depreciation and amortization	(958)	(3.76)	(835)	(3.74)	14.73
Personnel	(1,272)	(4.99)	(1,410)	(6.32)	(9.79)
Employees’ and managers’ profit sharing	(263)	(1.03)	(77)	(0.35)	241.56
Outsourced services	(1,239)	(4.86)	(1,087)	(4.87)	13.98
Post-employment benefits	(408)	(1.60)	(337)	(1.51)	21.07
Materials	(91)	(0.36)	(104)	(0.47)	(12.50)
Operating provisions and impairment	(2,401)	(9.42)	(466)	(2.09)	415.24
Construction costs	(1,200)	(4.71)	(897)	(4.02)	33.78
Other operating expenses, net	(494)	(1.94)	(405)	(1.82)	22.22
Total operating costs and expenses	(22,474)	(88.18)	(19,420)	(87.09)	15.73

The following are the main variations in operating costs and expenses between 2019 and 2018:

Personnel

Personnel expenses were R$1,272 million in 2019, compared to R$1,410 million in 2018, a decrease of 9.79%. The was mainly due to a reduction of 10% in the avarage number of employees in 2019 compared to 2018 (5,796 in 2019 and 5,923 in 2018).

Employees´and managers´ profit sharing

The expense on employees and managers profit sharing was R$263 million in 2019, compared to R$77 million in 2018. The increase was due to a higher consolidated net income of CEMIG – the basis of calculation for this expense.

Energy purchased for resale

Expenses due to energy purchased for resale in 2019 were R$11,286 million, compared to R$11,084 million in 2018, representing an increase of 1.82%. The main factors contributing to such were:

•	The cost of purchases of supply in the spot market was at R$1,886 million in2019, compared to R$1,818 million in 2018, reflecting CEMIG D’s exposure to the wholesale market in 2019.
•	Expenses on supply acquired through physical guarantee quota contracts were 5.30% higher, at R$715 million in 2019, compared to R$679 million in 2018. This mainly reflects CEMIG D’s average quota tariff being in 2019, at R$102.22/MWh, compared to R$92.51/MWh in 2018.
•	Expenses on energy acquired in regulated market auctions by 9.71% lower, totalling R$3,021 million in 2019, as compared to R$3,346 million in 2018, mainly due to level of the water reservoirs of the hydroelectric plants in the system, the number of thermoelectric plants dispatched was larger in– with a consequent higher expense on fuel for these plants.

Expenses on supply acquired in the free market and ‘bilateral contracts’ were, at R$4,098 million in 2019, compared to R$3,871 million in 2018. This mainly reflects CEMIG GT’s expenses being (R$4,097 million in 2019, compared to R$4,055 million in 2018) due to the volume of energy acquired.

This is a non-manageable cost for CEMIG Distribution: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment. For further details see Note 28 to the Financial Statements.

Charges for use of the national grid

Charges for use of the national grid in 2019 were R$1,426 million, compared to R$1,480 million in 2018, representing a decrease of 3.65%.

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

Operating provisions and impairment

Operating provisions in 2019 totaled R$2,401 million, compared to R$466 million in 2018, an increase of 415.24%. The increase was mainly due to:

•	Recognition of an estimated loss on realization of the receivables from Renova, in the amount of R$688 million, after an assessment of the investee’s credit risk, which deteriorated in the current year;
•	Provisions for employment-law legal actions amounting R$136 million in 2019, compared to a reversal of provisions of R$42 million in 2018. This arises mainly from new actions, or from reassessment of the probability of loss in existing actions, based on adverse court decisions taking place in the period. Also, a difference was recognized for application of the IPCA-E inflation index instead of the TR reference rate in monetary adjustment for employment-law legal actions dealing with debts arising from March 25, 2015 to November 10, 2017. These are at the advanced execution phase and now have probability of loss assessed as ‘probable’, due to the recent decision by the Regional Employment-law Appeal Court of the Minas Gerais region (3rd Region) to apply the decision of the Higher Employment-law Appeal Court, ordering use of the IPCA-E index. For further Information see Note 25 to the Financial Statements; and
133

•	Variation of provisions for taxes, which represented the recognition of R$1,228 million in 2019, compared to the reversion of R$5 million in 2018. This variation results, mainly, of the Company’s reassessment, based on the opinion of its legal advisers, of the probability of loss on administrative and court proceedings opened against the Company relating to social security contributions on the payment of profit shares to its employees, alleging that Company did not previously establish clear and objective rules for the distribution of these amounts. For further Information see Note 25 to the Financial Statements.

Infrastructure construction cost

Infrastructure construction costs in 2019 totaled R$1,200 million, or 33.78% more than in 2018 (R$897 million). This cost is fully offset by Construction revenue, of the same amount, and corresponds to the Company’s investment in assets of the concession in the period.

Construction revenues for energy and gas distribution segment are equivalent to new infrastructure are initially recorded as contract assets, measured at construction cost plus margin (which, for the construction business, is deemed as zero). Construction cost include borrowing costs.

Construction revenues for transmission segment are recorded when construction is finalized, concession infrastructure assets remains as contract asset, considering the existence of performance obligations during the concession period, represented by the network construction, operation and maintenance, as there is no unconditional right to receive the consideration for the construction service unless the company operates and maintains the infrastructure.

Gas bought for resale

In 2019 the Company reported expense of R$1,436 million on acquisition of gas, 15.99% more than the expense of R$1,238 million in 2018. This is primarily due to the increase of 23.11% in the cost of gas bought from Petrobras.

Post-employment obligations

The Company´s post-retirement obligations were 21.07% higher in 2019, than 2018, being R$408 million and R$337 million, respectively. This mainly reflects a higher cost for the Health Plan in 2019, due to reduction of the discount rate used in the actuarial valuation made in December 2018.

Share of profit (loss), net, of associates and joint ventures

In 2019, CEMIG reported a gain by the equity method of R$125 million, compared to a loss of R$104 million reported in 2018. This primarily reflects higher losses in 2018 on the investments in Renova and Santo Antônio Energia. See Note 16 to the Financial Statements for details on the results from the investees recognized under this line.

Net finance income (expense)

Net finance income totaled R$1,360 million in 2019, compared to net finance expenses of R$518 million in 2018. The main factors contributing to this in net finance expenses were:

•	Revenue of Monetary updating of the PIS/Pasep and Cofins taxes credits over ICMS, adding up to R$1,580 million. CEMIG, CEMIG GT and CEMIG D filed an Ordinary Action for a declaration that it was unconstitutional to include the ICMS value added tax within the taxable amount for calculation of PIS/Pasep and Cofins; and for recognition of these companies’ right to offsetting of amounts unduly paid for the 10 years prior to the action being filed, with monetary adjustment by the Selic rate. For more information see Note 9.
134

The increase was partially offset by the following:

•	Recognition, in 2019, of R$998 million from the hedge transaction related to the Eurobond Issue, compared to recognition of a gain of R$893 million in 2018. The adjustment of the hedge transaction to fair value resulted in a positive effect, due to a lower variation in the future curve for the DI (Interbank Deposit) rate than in the future curve for the US dollar exchange rate. This gain should be considered together with the expense on foreign exchange variation arising from the Eurobond, as described below;
•	Lower foreign exchange variation on loans in foreign currency – which in 2019 represented a financial expense of R$226 million, compared a financial expense of R$582 million in 2018. This reduction is due to the lower exchange rate in effect in the period (4.02% in 2019, compared to 17.03% in 2018).

The breakdown of financial income and expenses is in Note 29 to the Financial Statements.

Income Tax and the Social Contribution Tax

In 2019, the Company’s expense on income tax and the Social Contribution tax totaled R$1,599 million (restated), on pre-tax profit of R$4,568 million (restated), an effective rate of 35.00%. In 2018, the Company’s expense on income tax and the Social Contribution tax totaled R$610 million (restated), on pre-tax profit of R$2,011 million (restated), an effective rate of 30.33%.

Year Ended December 31, 2020 compared to the Year Ended December 31, 2019

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

Cash and Cash Equivalents

Cash and cash equivalents on December 31, 2020 totaled R$1,680 million, compared to R$536 million on December 31, 2019 and R$891 million on December 31, 2018. No cash nor cash equivalents were held in any other currency than the Real. The main components of this variation:

Net Cash flows from operating activities

The totals of net cash generated by operating activities in 2020 and 2019 were, respectively, R$8,607 million and R$2,036 million. The higher net cash from operations in 2020 was mainly due to the receipt of R$1,404 referring to the Covid account, in addition to the amounts raised from judicial deposits referring to the Pasep/ Cofins action on the ICMS, in the amount of R$1,383 million. In addition, in 2020 the Company started to offset Pasep/Cofins credits on ICMS against federal taxes payable, which caused a lower cash outflow to pay taxes in comparison with 2019, being R$240 million in 2020 compared to R$1,767 million in 2019.

The totals of net cash generated by operating activities in 2019 and 2018 were, respectively, R$2,036 million and R$1,008 million. The higher net cash from operations in 2019 was mainly due to the Company’s higher profitability, and the ratio between non-manageable costs and the tariff receipts for CEMIG D, expressed in the change in the “CVA” account (“Parcel A” items variation compensation) and the item “Other financial components”.

Net Cash flow used in investing activities

The Company used net cash of R$5,076 million in investing activities in 2020, compared to net cash used in investing activities of R$1,188 million in 2019. The increase reflects the high volume of the Company’s investments in the marketable securities – which totaled R$3,368 million in 2020, and R$79 million in 2019, mainly due to more cash available.

The Company used net cash of R$1,188 million in investing activities in 2019, compared to net cash used of R$211 million in 2018. This figure results from: payment by Gasmig of the concession grant fee, of R$891 million, with the objective of re-establishing the economic-financial equilibrium of the concession contract, and its extension up to 2053. This amount was added to the Remuneration Base of Assets (BRR) of Gasmig, as an intangible asset, to be amortized over the period up to the end of the concession contract.

Net Cash flow used in financing activities

In 2020, cash used in financing activities totaled R$2,387 million primarily related to the payment of loans, financing and debentures in the amount of R$2,531 million, R$84 million related to leasing payments and R$598 million related to dividends and interest on capital paid, which were partially offset by an inflow from loans, financing and debentures of R$826 million.

Cash used in financing activities in 2019 totaled R$1,203 million, comprising: R$4,883 million in amortization of financings, R$4,477 million in new funding received; R$96 million in leasing payments; and R$701 million in dividends and interest on equity paid to shareholders.

In 2018, cash used in financing activities totaled R$936 million, comprising R$509 million related to dividends and interest on capital paid, amortization of financing totaling R$3,527 million partially offset by new financing of R$2,990 million and subscription of capital by shareholders in the amount of R$110 million.

Indebtedness

Our indebtedness from loans, financing and debentures (current and non-current) as of December 31, 2020 was R$15,020 million, which was comprised of R$2,059 million of current debt and R$12,961 million of non-current debt. Of our debt as of December 31, 2020, R$7,825 million was denominated in foreign currencies of which was U.S. dollar-denominated and R$7,195 million denominated in Reais.

Our indebtedness from loans, financing and debentures (current and non-current) as of December 31, 2019 was R$14,777 million, which was comprised of R$2,747 million of current debt and R$12,030 million of non-current debt. Of our debt as of December 31, 2019, R$6,061 million was denominated in foreign currencies of which was U.S. dollar-denominated and R$8,716 million denominated in Reais.

Our indebtedness as of December 31, 2020, is shown in the following table (in millions of Reais):

	Principal maturity	Annual financial cost %	Currency	2020			2019
				Current	Non-current	Total	Total
FOREIGN CURRENCY
Banco do Brasil: Various Bonds (1) (4)	2024	Diverse	US$	2	10	12	18
Eurobonds (2)	2024	9.25%	US$	59	7,795	7,854	6,092
(-)Transaction costs				-	(16)	(16)	(19)
(±) Interest paid in advance (3)				-	(25)	(25)	(30)
Debt in foreign currency				61	7,764	7,825	6,061
BRAZILIAN CURRENCY
Caixa Econômica Federal (5)	2021	TJLP + 2.50%	R$	17	-	17	61
Caixa Econômica Federal (6)	2022	TJLP + 2.50%	R$	14	-	14	118
Eletrobrás (4)	2023	UFIR + 6.00% at 8.00%	R$	3	5	8	20
Large customers (4)	2024	IGP-DI + 6.00%	R$	-	-	-	5
Sonda (7)	2021	110.00% of CDI	R$	50	-	50	49
Promissory Notes – 1st Issue - Single series (8)	2020	107.00% of CDI	R$	-	-	-	875
(-) FIC Pampulha - Marketable securities of subsidiary companies (9)				-	-	-	(3)
Debt in Brazilian currency				84	5	89	1,125
Total of loans and financings				145	7,769	7,914	7,186
Debentures - 3th Issue – 3rd Series (2)	2022	IPCA + 6.20%	R$	395	367	762	1,088
Debentures - 6th Issue – 2nd Series (2)	2020	IPCA + 8.07%	R$	-	-	-	17
Debentures - 7th Issue – Single series (2) (11)	2021	140.00% of CDI	R$	289	-	289	578
Debentures - 3th Issue – 2nd Series (4)	2021	IPCA + 4.70%	R$	588	-	588	1,109
Debentures - 3th Issue – 3rd Series (4)	2025	IPCA + 5.10%	R$	43	992	1,035	991
Debentures - 7th Issue – 1st Series (4)	2024	CDI + 0.45%	R$	542	1,350	1,892	2,165
Debentures - 7th Issue – 2nd Series (4)	2026	IPCA + 4.10%	R$	3	1,585	1,588	1,520
Debentures – 4th Issue – 1st Series (8)	2022	TJLP+1.82%	R$	10	10	20	31
Debentures – 4th Issue – 2nd Series (8)	2022	Selic + 1,82%	R$	5	4	9	14
Debentures – 4th Issue – 3th Series (8)	2022	TJLP + 1,82%	R$	12	10	22	34
Debentures – 4th Issue – 4th Series (8)	2022	Selic + 1,82%	R$	5	5	10	15
Debentures – 7th Issue – Single series (8)	2023	CDI + 1.50%	R$	20	40	60	80
Debentures – 8th Issue – Single series (8)	2031	IPCA + 5.27%	R$	14	876	890	-
(-) Discount on the issuance of debentures (10)				-	(18)	(18)	(22)
(-) Transaction costs				(12)	(29)	(41)	(29)
Total, debentures				1,914	5,192	7,106	7,591
Total				2,059	12,961	15,020	14,777

(1)	Net balance of the Restructured Debt comprising bonds at par and discounted, with balance of R$234 million, less the amounts given as Deposits in guarantee, with balance of R$222 million. Interest rates vary – from 2 to 8% p.a.; six-month Libor plus spread of 0.81% to 0.88% p.a.;
(2)	CEMIG Geração e Transmissão;
(3)	Advance of funds to achieve the yield to maturity agreed in the Eurobonds contract;
(4)	CEMIG Distribuição;
(5)	In Central Eólica Praias de Parajuru, resulting from the transactions to eliminate cross-shareholdings between CEMIG GT and Energimp. For more details see Note 18 to the financial statements;
(6)	Central Eólica Volta do Rio – result of elimination of cross-shareholdings between CEMIG GT and Energimp. For more details see Note 18 to the financial statements;
(7)	CEMIG Company. Arising from merger of CEMIG Telecom;
(8)	Gasmig. The proceeds from the 8th debenture issue, concluded by Gasmig on September 10, 2020, in the amount of R$850 million, were used to redeem the Promissory Notes issued on September 26, 2019, with maturity at 12 months, whose proceeds were used in their entirety for payment of the concession grant fee for the gas distribution concession contract;
(9)	FIC Pampulha has financial investments in securities issued by subsidiary companies of the Company. For more information and characteristics of this fund, see Note 30 to the financial statements;
(10)	Discount on sale price of the 2nd series of the 7th Issue by CEMIG Distribution (CEMIG D).

On February 2, 2021, CEMIG GT effected extraordinary amortization of its 7th issue of non-convertible debentures, in the amount of R$265 million, which had final maturity in December 2021.

The following financing contracts were entered into during the year ended December 31, 2020 (in millions of Reais):

Financing source 2019	Date	Principal maturity	Annual financial cost %	Amount
BRAZILIAN CURRENCY
Debentures – 8th Issue – single Series (1)	September, 2020	2031	IPCA + 5.27%	850
(-)Transactions costs				(24)
Total raised				826
(1)	Gasmig

On September 10, 2020, Gasmig concluded its 8th issue of simple debentures, not convertible into shares, in the amount of R$850 million, in a single series, with an 11-year term and monetary restatement by the IPCA plus interest of 5.27% per year, based on 252 working days. The total net funds raised were allocated to Gasmig, on the present date, of the mandatory early redemption of the 1st Issue of Commercial Promissory Notes, in a single series, with a total amount of R$850 million on the issue date.

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

On July 22, 2019, the Company completed the distribution of its 7th issue of simple debentures, non-convertible secured debentures, in the amount of R$3,685 million, in two series. The 1st series, with a term of 5 years, for R$2,160 million and paying interest of CDI + 0.45%. The 2nd series, with a 7 year term, in the amount of R$1,500 million and paying monetary restatement by the IPCA plus interest of 4.10%, making an average equivalent cost estimated at 108.61% of CDI.

The Company used the proceeds to prepay the outstanding balance of the 9th issue of promissory notes, with final maturity in October 2019, of the 6th issue of simple debentures, with final maturity in June 2020, of the 5th issue of simple debentures, with final maturity in June 2022, and Bank Credit Notes, with final maturities in June 2022, totaling R$3,644 million in principal, interest and charges.

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

CEMIG GT’s issuance of Eurobonds

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

CEMIG Financing Guarantees

CEMIG has provided total financing guarantees for R$15,020 million on loans, financing and debentures, on December 31, 2020, were as follows: (in millions of Reais)

2020
Promissory notes and Sureties	10,197
Guarantee and Receivables	3,454
Receivables	112
Shares	330
Unsecured	927
TOTAL	15,020

Restricted Covenant Clauses

The Company has contracts with covenants linked to financial ratios, as follows:

Title - Security	Covenant	Ratio required – Issuer	Ratio required CEMIG (guarantor)	Compliance required
7th Debentures Issue CEMIG GT (1)	Net debt / (Ebitda + Dividends received)	The following or less: 3.0 in 2020 2.5 in 2021	The following or less: 3.0 in 2020 2.5 in 2021	Semi-annual and annual
Eurobonds CEMIG GT (2)	Net debt / Ebitda adjusted for the Covenant (6)	The following or less: 3.0 on Dec. 31, 2020 3.0 on June 30, 2021 2.5 on/after Dec. 31, 2021	The following or less: 3.0 on Dec. 31, 2020 3.0 on June 30, 2021 3.0 on/after Dec. 31, 2021	Semi-annual and annual
7th Debentures Issue CEMIG D	Net debt / Ebitda adjusted	The following or less than 3.5	The following or less than 3.0	Semi-annual and annual
Debentures GASMIG (3)	Overall indebtedness (Total liabilities/Total assets)	Less than 0.6	-	Annual
	Ebitda / Debt servicing	1.3 or more	-	Annual
	Ebitda / Net finance income (expenses)	2.5 or more	-	Annual
	Net debt / Ebitda	The following or less than 2.5 on Dec, 31.2020	-	Annual
8th Debentures Issue Gasmig Single series (4)	Ebtida/Debt servicing Net debt/Ebitda	1.3 or more as of Dec, 31.2020 3.0 or less as of Dec, 31.2020	- -	Annual Annual
Financing Caixa Econômica Federal Parajuru and Volta do Rio (5)	Debt servicing coverage index Equity / Total liabilities Share capital subscribed in investee / Total investments made in the project financed	1.20 or more 20.61% or more (Parajuru) 20.63% or more (Volta do Rio) 20.61% or more (Parajuru) 20.63% or more (Volta do Rio)	- - -	Annual (during amortization) Always Always

(1)	7th Issue of Debentures by CEMIG GT, as of December 31, 2016, of R$2,240 million.
(2)	In the event of a possible breach of the financial covenants, interest will automatically be increased by 2% p.a. during the period in which they remain exceeded. There is also an obligation to comply with a ‘maintenance’ covenants – that the consolidated debt, shall have a guarantee for debt of 1.75x Ebitda (2.0 as of December 31, 2017); and a ‘damage’ covenant, requiring real guarantee for debt at CEMIG GT of 1.5x Ebitda.
(3)	If Gasmig does not achieve the required covenants, it must, within 120 days from the date of notice in writing from BNDES or BNDESPar, constitute guarantees acceptable by the debenture holders for the total amount of the debt, subject to the rules of the National Monetary Council (CMN), unless the required ratios are restored within that period. Certain contractually specified situations can cause early maturity of other debts (cross-default).
140

(4)	Non-compliance with the financial covenants results in automatic early maturity. If early maturity is declared by the debenture holders, Gasmig must make the payment after receipt of notification.
(5)	The financing contracts with Caixa Econômica Federal for the Praias de Parajuru and Volta do Rio wind power plants have financial covenants with compliance relating to early maturity of the debt remaining balance. Compliance with the debt servicing coverage index is considered to be demandable only annually and during the period of amortization, which begins in July 2020.
(6)	The adjusted Ebtida arises from earings before interest, income taxes and social contribution on net income, depreciation and amortization in accordance with CVM Instruction No 527 from October 4, 2012.

The Company is in compliance with all covenants as of December 31, 2020, except for non-compliance with the financial covenant of the loan contracts with the CEF of the subsidiaries Central Eólica Praias de Parajuru and Central Eólica Volta do Rio. Thus, exclusively to comply with the requirement of item 69 IAS 1, the Company reclassified R$2 million, to current liabilities, referring to the loans of those subsidiaries, which were originally classified in non-current liabilities. Additionally, the Company assessed the possible consequences arising from this matter in their other contracts for loans, financings and debentures, and concluded that no further reclassifications were necessary.

Research and Development

We dedicate ourselves to projects that use technological advances not only in energy systems, but also in all fields related to energy, such as development of environmental control, storage energy systems, performance of energy systems and safety optimization. CEMIG currently invests around R$43 million in research projects and Development (‘R&D’).

In 2020, CEMIG transferred R$43 million to the National Scientific and Technological Development Fund (Fundo Nacional de Desenvolvimento Científico e Tecnológico, or ‘FNDCT’), a federal fund to support research and development, and R$21 million to the Energy Research Company (Empresa de Pesquisa Energética, or ‘EPE’).

In 2019, we transferred R$41 million to the FNDCT, and R$20 million to the EPE.

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

As to the question of reliability of supply of energy, the structural capacity of the system is adequate to meet the market’s needs for consumption of energy, and the expansion of generation and transmission capacity currently in development will be able to meet the expected demand for consumption from the market. Rates of growth of energy consumption in Brazil in recent years have been -0.9% (2015-2016), 4.2% (2016-2017), 3.73% (2017-2018), 1.92% (2018-2019) and -1.56% (2019-2020), as a result of strong recovery of energy consumption after two years of economic recession. The Brazilian Federal Government has been successful with the ‘new supply’ auctions starting in 2005 – which have made possible the construction of new projects such as the Santo Antônio hydroelectric plant (3,150 MW) and the Jirau hydroelectric plant (3,750 MW), on the Madeira River; the Belo Monte plant (11,233 MW) on the Xingu River; and the Teles Pires plant (1,820 MW) on the Teles Pires River, in accordance with the needs of the distributors for acquisition of energy.

Regarding capital expenditures, for 2021 we planned to make capital investments in relation to our fixed assets in the amount of approximately R$2,347 million, corresponding to our basic program. We expect to allocate these expenditures primarily to the expansion of our distribution system. We will also allocate R$196 million for injection of capital into subsidiaries to meet specific capital needs. For more details see item 4 ‘Capital Expenditures’.

In the matter of the pandemic situation, caused by the new coronavirus, see ‘Risk Factors’ and ‘Impacts of Covid-19’, where the Company addresses its initiatives and possible impacts on its business.

Commitments

CEMIG GT and the private pension plan entities participating in the investment of SAAG entered into put option agreements exercisable by the funds in July 2021. The exercise price of the put options will correspond to the amount invested by each private pension plan, adjusted pro rata temporis, by the IPCA index as published by the IBGE, plus interest at 7% p.a., discounting dividends and interest on capital that have already been paid by SAAG to the private pension plan entities. The Company believes that the premises and conditions that were the grounds for the investment in Santo Antônio Energia and the legal structure of the various contracts signed for this purpose underwent substantial changes which resulted in the options imbalance and invoked the arbitration cause to discuss the terms of the agreements. For more details, see Note 34 to our consolidated financial statements.

CEMIG and its subsidiaries have commitments that include acquisition of energy from Itaipu, acquisition of energy at auctions, physical quota guarantees and other commitments, as follows as of December 31, 2020: (in millions of Reais)

	2021	2022	2023	2024	2025	After 2026	Total
Purchase of energy from Itaipu	1,515	1,548	1,595	1,595	1,595	33,499	41,347
Purchase of energy – auctions	3,416	3,387	3,378	3,536	3,328	47,855	64,900
Purchase of energy – ‘bilateral contracts’	332	332	332	222	67	80	1,365
Quotas of Angra 1 and Angra 2	288	291	299	301	300	6,340	7,819
Transport of energy from Itaipu	189	215	218	222	159	521	1,524
Other energy purchase contracts	4,450	4,723	4,622	3,478	3,310	28,777	49,360
Physical quota guarantees	812	812	812	812	812	17,043	21,103
Total	11,002	11,308	11,256	10,166	9,571	134,115	187,418

CEMIG and its subsidiaries have loans, financing and debentures, by currency and index, with the respective amortization, as follows: (in millions of Reais)

	2021	2022	2023	2024	2025	2026 And thereafter	Total
Currency
US dollar	61	-	-	7,805	-	-	7,866
Total, currency denominated	61	-	-	7,805	-	-	7,866
Index
IPCA (1)	1,043	615	248	341	1,138	1,478	4,863
UFIR/RGR (2)	3	3	2	-	-	-	8
CDI (3)	912	570	560	268	-	-	2,310
URTJ/TJLP (4)	53	20	-	-	-	-	73
Total by index	2,011	1,208	810	609	1,138	1,478	7,254
(-)Transaction costs	(12)	(1)	(1)	(18)	(5)	(20)	(57)
(±)Interest paid in advance	-	-	-	(25)	-	-	(25)
(-) Discount	-	-	-	-	(9)	(9)	(18)
Overall total	2,060	1,207	809	8,371	1,124	1,449	15,020
(1)	Expanded National Customer Price (IPCA) Index,
(2)	Fiscal Reference Unit (Ufir / RGR)
(3)	CDI: Interbank Rate for Certificates of Deposit,
(4)	Interest rate reference unit (URTJ) / Long-Term Interest Rate (TJLP)
(5)	IGP-DI (‘General – Domestic Availability’) Price Index,

CEMIG and its subsidiaries have contracts containing a lease that are, in their majority, indexed to the IPCA inflation index on an annual basis. Below is an analysis of maturity of lease contracts:

(R$ million)	Consolidated (nominal)
2021	56
2022	27
2023	26
2024	26
2025	26
2026 at 2045	483
Undiscounted values	644
Embedded interest	(417)
Leasing liabilities	227

Item 6.	Directors, Senior Managers and Employees

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

The following rules apply to the composition of the Board of Directors:

a)	The following two groups of shareholders each have the right to elect one member, in a separate vote, in accordance with the applicable legislation: (i) the minority holders of common shares, and (ii) the holders of preferred shares;
b)	At least 25% (twenty five per cent) of the members must be independent, or, under Article 141 of Law 6,404/1976, at least one of them if there is a decision for the minority shareholders to exercise their option to use the multiple vote mechanism;
c)	The employees have the right to elect one member, subject to the terms of Federal Law 12,353 of December 28, 2010, as applicable;
d)	In any event, the majority of the members shall be elected by the controlling shareholder of the Company.

Composition of the Board of Directors:

Board of Directors
Nomination	Position	Date of first appointment
Márcio Luiz Simões Utsch (1)	Chair	March 25, 2019
Afonso Henriques Moreira Santos (1)	Member	July 31, 2020
Cledorvino Belini (1)	Member	March 25, 2019
José Reinaldo Magalhães (1)	Member	March 25, 2019
(Seat vacant) (1)	Member	-
Paulo César de Souza e Silva (2)	Member	July 31, 2020
José João Abdalla Filho (3)	Member	April 30, 2014
Marcelo Gasparino da Silva (2)	Member	May 2, 2016
Marco Aurélio Dumont Porto (4)	Member	February 17, 2020
(1)	Elected by State of Minas Gerais and other shareholders
(2)	Elected by minority shareholders
(3)	Appointed by the holders of the preferred shares.
(4)	Elected by a representative of the employees
144

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

Afonso Henriques Moreira Santos, born in 1957, has a degree in electric engineering. From April, 2019 to December of the same year he was member of the Board of Directors of Light S.A. Board member at IX Estudos e Projetos LTDA from October, 2006 to April, 2019. He served as full time professor at the Federal University of Itajubá from January 1980 to March 2016.

Cledorvino Belini, born in 1949, has a degree in business administration from Mackenzie University, a master's degree and postgraduate degree from São Paulo University (USP), and MBA from FDC/ Insead. In a 44-year career at Fiat, he served as its CEO in Brazil and Latin America for 11 years (2004-2015), and in 2009 joined the Fiat Group Executive Council (‘GEC’), the highest governing body of the Fiat Group worldwide. In 2010–2013, he was president of the Brazilian Vehicle Manufacturers’ Association (‘Anfavea’). Since October 2017, he has been an Independent Member of the Board of Directors of the JBS group.

José Reinaldo Magalhães, born in 1956, was manager of private equity FIP funds at BR-Investimentos and Bozano Investimentos Gestoras de Recursos from 2009 to 2015 – the team member responsible for the Funds’ investment and disinvestment decisions. At PREVI (Banco do Brasil pension fund), he was Director of Investments, Institutional Investor Department, from – 2006–2018. At Banco do Brasil, he was New York Branch Assistant Manager in 2004–2005, Deputy Manager of the Chicago Representative Office (2002-4), and Executive Manager in the Director’s Department for Planning and Risk Management, from 1998 to2002. At PREVI, he was Division Manager, International Financial Institutions Management, from 1995 to 1998. From 1994–1998, he was a Trainee in the Overseas Manager Training Program, in São Paulo, Austin, Texas and London, and from 1990 to 1994, an analyst in the Technical Department (‘DETEC’) of BB-B1 Banco de Investimentos. He joined DETEC in October 1975, and from 1983–1989 was Technical Adviser to the Minas Gerais State Supervision Office.

Paulo César de Souza e Silva, born in 1955, graduated in economics at Mackenzie University in São Paulo. He took part of the executive board of Embraer from October 1997 to May 2019.

José João Abdalla Filho, born in 1945, is CEO and controlling shareholder of Banco Clássico S.A.; Substitute Member of the Board of Directors of CEG (Companhia Distribuidora de Gás do Rio de Janeiro); Substitute Member of the Board of Directors of Tractebel Energia S.A.; CEO of Dinâmica Energia S.A.; and CEO of Social S.A. Mineração e Intercâmbio Comercial e Industrial.

Marcelo Gasparino da Silva, born in 1971. He is a lawyer specializing in corporate tax law, with a degree from ESAG, and MBA in Controllership, Auditing and Finance. He began his executive career in 2007 as Legal and Institutional Director of Celesc. He is the Coordinator of the Santa Catarina Chapter, Holder of Board Member Certification from, and a member of the Council of, IBGC (the Brazilian Corporate Governance Institute). He is Chair of the Board of Directors of Usiminas, and is a member of the Board of Directors of Bradespar and Eternit. He has served as a Member of the Boards of Directors of Eletrobras, Celesc, AES Eletropaulo, Tecnisa and SC Gás, and as a member of the Fiscal councils of Bradespar, AES Eletropaulo, AES Tietê and Renuka do Brasil. He is Coordinator of the Legal and Compliance Committee of Eternit. He is the spokesperson of the GGG (Corporate Governance Group).

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

In the first case, the prosecutor in Santa Catarina State, Brazil has alleged irregularities regarding a specific business purchase by Celesc Distribuição S.A. approved on December 11, 2008 without the required auction proceeding. Such purchase was made in reliance on an emergency decree by the State Governor. Mr. Marcelo Gasparino da Silva was named as a defendant as a result of his role as Celesc Distribuição's Legal Officer from 2007 to 2009. In the other civil action involving Mr. Marcelo Gasparino da Silva, the prosecutor has alleged irregularities in the agreement entered into by Celesc Distribuição S.A. and Monreal Corporação Nacional de Serviços e Cobranças S/C Ltda. Almost all former members of the Celesc Distribuição’s board of directors between 2003 and 2009 were named as defendants in the case. Both actions are in the pre-trial proceeding stage, and the relevant complaints have not been accepted by the Court yet. Since the last report in 2021, there hasn't been significant development on these cases and there's no verdict, they are still on the pre-trial proceeding stage.

Mr. José João Abdalla Filho, a member of the Company’s Board of Directors, is defendant in a criminal action pending before the 2nd Federal Criminal Court of Rio de Janeiro, for which he is accused of having committed the crime of tax evasion, for alleged omission of information in his 2010 income tax return. Mr. Abdalla Filho presented his defense, in which he alleges that the Court is unfit to proceed with the criminal action, and non-occurrence of the criminal practice, considering that the facts found (sale of real estate) occurred in the 1910s and 1940s, and not in the year 2001, according to the accusatory view. On August 3, 2020, the Court gave judgment “ruling the criminal action to be extinct, without decision on the merit, due to recognition of absence of process, namely, absence of correct, and consequently valid, constitution of the tax credit”. The Federal Public Attorneys then filed an appeal, on September 8, 2020. At this time, the case was remitted to the regional Federal Appeal Court of the 2nd Region. The regional Attorneys of the Republic presented an opinion on September 19, 2020. A date for hearing by the Court for judgment on the appeal is pending.

In another criminal action, before the first Federal Court of Araçatuba – Judiciary of São Paulo State, Mr. Abdalla Filho is accused of the crime of tax evasion, for alleged false declaration of the totality of his revenues, and omission of revenues in a company in which he was CEO, majority shareholder and manager during the years 2006–2008. In preliminary defense, Mr. Abdalla stated the view that the accusation should be rejected, due to the case being null in its entirety, and that on the merit, the accusation is without grounds, and a ruling of complete acquittal should be given. On June 5, 2019, the Federal Public Attorneys presented an amendment to the accusation to include the allegation that Mr. Abdalla Filho had committed the same offenses for the years 2010 and 2011. However, by an interim decision of the Chair of the Federal Supreme Court on July 15, 2019, the exclusion applied for by Mr. Abdalla was granted. On December 10, 2019, a further judgment ordered the case to go forward, due to the view taken by the full Supreme Court in the final judgment on the Special Appeal referred to. On the same occasion, the court determined issuance of Letters Rogatory to the federal judiciary of Rio de Janeiro to serve notice on Mr. Abdalla for presentation of a new preliminary defense due to the amendment to the accusation. With the case being digitalized, a writ pointing to failures in the digitalization was presented on January 1, 2021, and a judgment was given ordering the secretariat to check the digitalization, to correct the failings, and subsequently serve notice on the defendant to present preliminary defense. This regularization of the digitalization, and service of notice on the defendant for presentation of a new preliminary defense, is still pending.

A third criminal action, also about tax evasion, was presented in the first Federal Court of Americana – judiciary of São Paulo State. The Federal Public Attorneys allege omission of information, false declaration to the tax authorities, and attempt to defraud tax inspection. The case involves more than one company chaired and managed by Mr. Abdalla. After the preliminary defense, Mr. Abdalla is of the view that the accusation should be rejected, that the case is null in its entirety, and that on the merit the accusation cannot proceed, since an acquittal judgment has been given. However, due to the interim decision by the Chair of the Federal Supreme Court on July 15, 2019, in the Special Appeal RE 1.55.941/SP, with ergo omnes effect as precedent over all other cases, dismissal of the criminal action was requested, and granted. On January 30, 2020, a further decision ruled that the case should be resumed, due to the understanding stated by the Full Supreme Court in the final judgment on the said Special Appeal. The case records in the criminal action have been digitalized, and designation of the date for hearing of evidence and judgment is pending.

Executive Board

The Executive Board comprises seven Executive Officers, who may be shareholders, resident in Brazil, elected by the Board of Directors for a period of two years, subject to the requirements of the applicable legislation and regulations. Re-election for a maximum of three consecutive periods of office is permitted. The periods of office of the present members of the Board of Directors expire at the Annual General Meeting of Shareholders to be held in April 2022. The Executive Board meets ordinarily at least twice per month, and extraordinarily whenever called by the Chief Executive Officer or by two Executive Officers.

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

The following are the names, positions and dates of first appointment of the Members of the Executive Board:

Executive Board
Chief Officer	Nomination	Date of initial appointment
Chief Executive Officer – CEO	Reynaldo Passanezi Filho	January 13, 2020
Chief Trading Officer	Dimas Costa	September 1, 2016
Chief Distribution Officer	Marney Tadeu Antunes	January 5, 2021
Chief Generation and Transmission Officer	Paulo Mota Henriques	March 21, 2019
CEMIGPar Director	Maurício Dall’Agnese	December 11, 2020
Chief Finance and Investor Relations Officer	Leonardo George de Magalhães	March 20, 2020
Chief Counsel and Chief Officer for Regulation	Eduardo Soares	March 20, 2020

Reynaldo Passanezi Filho, born in 1965, is a graduate of the Senior Executive Program, the principal course in the Stanford University Graduate School of Business (July-August 2018); he attended the CEO course of the Getúlio Vargas Foundation in Entrepreneurial Management from March 2015 to July 2017; has a doctorate in economics from São Paulo University, 1995-2000; a master’s degree in economics from the University of Campinas, 1987-92, with distinction, for the dissertation in Industrial Organization on the subject ‘financial Solutions and Privatization for Brazilian Steel’; a degree in economics from São Paulo University, 1983-86 (sixth-placed in the University Entrance examination); and a degree in Law from the Pontifícia Universidade Católica of São Paulo, 1983-89. He is a member of the Brazilian Bar Association (OAB). He has wide experience in positions of senior leadership in the private sector, the financial sector and the public sector; excellence in strategy and management, with a track record of success in privatizations, restructurings and growth; solid qualification in finance and mergers and acquisitions, with profound knowledge of Latin America and infrastructure, especially electricity.

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

Marney Tadeu Antunes, born in 1962, has a degree in electrical engineering from the College of Engineering of Sorocaba, with specialization and postgraduate degrees and studies in subjects including Management, Strategy, Project Management, Marginal Costs and Electricity Tariffs. He has 34 years’ experience in the Brazilian electricity sector. Most recently, he was Chief Distribution Officer of the electricity distributor EDP in São Paulo (from 2015 to 2020) and Sales Director of the distribution companies of the CPFL Energia Group (2011–2015).

Paulo Mota Henrique, born in 1962, has a degree in electrical engineering from the Federal University of Juiz de Fora, MBA from the Getúlio Vargas Foundation, and specialization in Industrial Automation Engineering from the Federal University of Minas Gerais (UFMG). His professional career began at CEMIG in 1987, where he worked as General Manager for Transmission in Belo Horizonte from 2004 to 2007, and was responsible for the technical, financial and administrative management of the assets of substations and transmissions lines of ultra-high voltage belonging to the national grid, and other transmission facilities. He was General Manager, Generation and Transmission Management Control, CEMIG GT, from 2007 to 2009: - where responsibilities included planning, implementation, coordination and development of Strategy Management in the Chief Generation and Transmission Officer's Office. In 2009, he became General Manager for Coordination, Generation and Transmission, CEMIG GT – responsible for management of corporate processes in the office of the Chief Generation and Transmission Officer’s Office, and planning and management of Generation and Transmission projects in companies and wholly owned subsidiaries. He also served as General Manager of Taesa (from 2009 to 2011) and Director of the Brazilian Power Transmission Companies’ Association (‘Abrate’) (from 2017 to 2019).

Maurício Dall’Agnese, born in 1984, has a degree in economics from São Paulo University (USP), and wide experience in M&A processes in the electric power sector. Since April 2020 he has served as CEMIG’s Associate Director for Strategy and Innovation. Previously he has served in leadership positions at BBVA, ISA CTEEP and Vale.

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

Compensation of Members of the Board of Directors and Executive Board

The total costs of key personnel, comprising the Executive Board, the Fiscal Council, the Audit Committee and the Board of Directors in 2020, 2019 and 2018, are within the limits approved at a General Shareholders’ Meeting, and the effects on the income statements of the years ended, are as follows:

(in millions of Reais)	2020	2019	2018
Remuneration	27	25	34
Profit sharing (reversal)	9	6	4
Assistance benefits	1	1	3
Total	37	32	41

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

The current members of the Fiscal Council and their substitute members, whose terms expire at the Annual General Meeting of Shareholders to be held in 2020, are as follows:

Name	Position	Date of initial appointment
Gustavo de Oliveira Barbosa (1)	Chair Member	August 7, 2019
Igor Mascarenhas Eto (1)	Substitute member	November 9, 2020
Fernando Scharlack Marcato (1)	Member	October 19, 2020
Carlos Eduardo Amaral Pereira da Silva (1)	Substitute member	August 7, 2019
Elizabeth Jucá e Mello Jacometti (1)	Member	August 7, 2019
Fernando Passalio de Avelar (1)	Substitute member	July 31, 2020
Michele da Silva Gonsales Torres (2)	Member	July 31, 2020
Ronaldo Dias (2)	Substitute member	August 7, 2019
Cláudio Morais Machado (3)	Member	June 11, 2018
Carlos Roberto de Albuquerque Sá (3)	Substitute member	June 11, 2018

(1)	Appointed by State of Minas Gerais (as the controlling shareholder).
(2)	Appointed by the holders of the preferred shares.
(3)	Appointed by the minority of the holders of voting shares.

Below is a brief biography of each member of our Fiscal Council:

Gustavo de Oliveira Barbosa, born in 1965, has a degree in accounting from UNICEUB (‘Centro de Ensino Unificado de Brasília’), and post-graduation, with MBA in executive management of Pension Funds, from the Federal District University Centre (‘ICAT/UDF’). He was Chief Executive Officer of the Rio de Janeiro State Pension Fund (‘Rioprevidência’) from 2010 to 2016. He then served as State Secretary for Finance and Planning of Rio de Janeiro from 2016 to 2018; Technical Banking Advisor in the Regional Headquarters for Public Legal Entities at Caixa Econômica, from 2018 to 2019, and consultant at Barbosa & Mello Consultoria in 2019. He is currently State Secretary for Finance in the Minas Gerais State Government.

Igor Mascarenhas Eto, born in 1991, has a degree in Business Administration from IBMEC Minas Gerais. He was Commercial Annalist in Ceres Finances from October 2012 to jolly 2013, Finance Intern in Libe Construction Company from July 2013 to December 2013, owner-partner of ArteClube Communication Company from January 2015 to November 2016 and of Person Strategic Management and Consulting Company from May 2014 to November 2016 and to January 2018 to august 2019. Igor was also Project Manager in 2LM Strategic Management and Consulting Company from March 2016 to December 2017 and he developed activities in Partido Novo (political party), in Belo Horizonte city, as Secretary of Finances from April 2017 to April 2019, Administration Coordination of Campanha Romeu Zema Governador (‘Governor Romeu Zema Campaign’) from August 2018 to October 2018, Party Expansion Leader of Metropolitan Region of Belo Horizonte city (‘RMBH’) since August 2017. Subsequently, he was General Secretary of Minas Gerais Government from January 2019 to March 2020 and he is currently State Secretary in Minas Gerais Government since March 2020.

Fernando Scharlack Marcato, born in 1978, has a master’s degree in Public Law from Paris University 1 (‘Panthéon-Sorbonne’). He worked for over 12 years in the multidisciplinary structuring of infrastructure projects and he was also Executive Secretary for New Business at SABESP – Basic Sanitation Company of São Paulo state for 5 years. He has been a law teacher for 8 years in law course at Getúlio Vargas Foundation of São Paulo (‘FGV Direito-SP’), having coordinated and organized FGV’s first post-graduate course in infrastructure Law, in addition to coordinating FGV’s PPP’s (Public-Private Partnerships), Concession and Privatizations Study Group and he was co-founder of Infracast, first Portuguese Language podcast and social network channel on the topic PPP’s (‘Public-Private Partnerships’), Concession and Privatizations. He was also founding partner of GO Association, multidisciplinary consultancy in the Brazil’s infrastructure and co-author of the book Infrastructure Law, vol 1, Saraiva Publisher Company in 2017. He is currently the State Secretary for Infrastructure and Mobility in the Minas Gerais Government.

Carlos Eduardo Amaral Pereira da Silva, born in 1969, has a degree in Medicine from the Federal University of Juiz de Fora (UFJF), with MBA in management of Business and Projects from the same university, and MBA in Patient Health and Safety Management from the Juiz de Fora Medicine & Health School (‘Suprema’). Since 1994, he has served as a neurosurgeon at the Minas Gerais State Hospital Foundation (‘FHEMIG’), also serving since 1998 at Juiz de Fora Federal University (‘UFJF’). Since 1996, he has been a neurosurgeon at the Monte Sinai Hospital (‘HMS-NCI’). He is currently State Secretary for Health in the Minas Gerais State Government.

Elizabeth Jucá e Mello Jacometti, born in 1960, has a degree in Economics, specialization course in finance, from Juiz de Fora Federal University (UFJF), and master’s degree in Leadership and management from the Public Leadership Centre (‘CLP’)/ Instituto Singularidade. From 2013 to 2016 she was Planning and Management Secretary of the Prefecture of Juiz de Fora, where she was also Municipal Health Secretary from 2016 to 2018. She is currently State Secretary for Social Development in the Minas Gerais State Government.

Fernando Passalio de Avelar, born in 1978, has a degree in Business Administration from Estácio de Sá College, postgraduate degree in Government Audit from Gama Filho Foundation and postgraduate degree in Financial Institutions Management from Pontifical Catholic University of Minas Gerais (‘PUC Minas’). Fernando has professional background, included as business person, and an academic experience in private financial institutions as well as in public agencies as government employee of the State Public Finance Secretary since 2008. He worked, since 2009, as internal auditor and, for many years, as public manager working on public projects and public policies aimed at supporting the productive sector.

Michele da Silva Gonsales Torres, born in 1983, is a lawyer specialized in Corporate Law at Mackenzie University and Compliance Specialist at LEC-Legal, Ethics & Compliance. Member of the Compliance Committee of IASP/SP, currently is responsible of contracts and compliance office area and management office since 2015 at the law firm ALFM Advogados. Michele has worked for many years as Legal Manager of a medium-sized construction and engineering company, and has been operating with company risk management, preparing Codes of Conduct and implementing Compliances Program. Moreover, Michele is specialist in analysis, preparation and management of all sort of contracts, elaboration of corporate acts, strategic legal planning for business deals. She was the Fiscal Council Member of COMPANHIA ENERGÉTICA DE MINAS GERAIS-CEMIG (2018-2019) and was elected again in 2020 (2020-2022). She is also the Fiscal Council Member of Light S.A. (2020-2021).

Ronaldo Dias, born in 1946, has a degree in Accounting from Faculdade Moraes Júnior. From 2014 to 2016 he was a substitute member of the Fiscal Council of CEG, the Rio de Janeiro Gas Distribution Company. Subsequently he was a substitute member of the Fiscal Council of CEMIG, from 2016 to 2018. Since 2017 he has been a director of Banco Clássico.

Cláudio Morais Machado, born in 1943, has a degree in Accounting, with updating from 1998 to 2017, and serves as an Accounting Expert Witness for State and Federal Courts of Rio Grande do Sul, with focus on finance. He has lectured at postgraduate courses in accounting and auditing from 1973 to 2015; giving lectures and serving as facilitator in courses of Ibracon (6th Regional Sector), CRCRS and IBGC; and is a university lecturer in postgraduate courses specialized in accounting, auditing and corporate governance, since 1990. He has also served as a Member of the Fiscal Councils of the following companies: Grupo Everest Hotel, do Rio de Janeiro, 2015; Profarma Distribuidora de Produtos Farmacêuticos S.A., Rio, 2015; Tupi S.A., Joinville, Santa Catarina, 2010–2016; Porto Alegre (city of Rio Grande do Sul), which he chaired since 2003; the holding company Paludo Participações S.A., of Porto Alegre (RS), since 2014; and the NGO Fundação Projeto Pescar, Porto Alegre, since 2012. From 2011 to 2015 he served as substitute member of the Fiscal Council of the Management Development Institute (‘IDG’) of Nova Lima, Minas Gerais. He joined the Fiscal Council of CEMIG, nominated by BNDESPar, in 2018.

Carlos Roberto de Albuquerque Sá, born in 1950, has a degree in accounting and economics, and a postgraduate degree in finance, from PUC (‘Pontifícia Universidade Católica’) of Rio de Janeiro. Since 2011 he has been coordinator of the Audit Committee of Lojas Marisa; a since 2016 has been a member of the Fiscal Council of the holding company of Itaú/ Unibanco, and of Marfig Global Foods. He is a partner in the company CS Consult.

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

The Audit Committee has four members, all of which are independent, nominated and elected by the Board of Directors in the first meeting after the Annual General Meeting for periods of office of three years, not to run concurrently. One re-election is permitted.

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

Name	Position
Pedro Carlos de Mello	Coordinator
Afonso Henriques Moreira Santos	Member
Márcio de Lima Leite	Member
Roberto Tommasetti	Member

The following is a brief biography of each member of our Audit Committee:

Pedro Carlos de Mello, born in 1952, has a degree in accounting from the Federal District Unified Teaching Association (AEUDF), and a degree in Economics from the Political Sciences and Economics College of Cruz Alta. He has an MBA degree in controllership from Fipecafi (The Accounting, Actuarial and Financial Research Institute Foundation of São Paulo University – USP), MBA in training of executives from Coppead (the Postgraduate Management Research Institute of Rio de Janeiro Federal University – ‘UFRJ’), and postgraduate degree in accounting, costs and auditing from the Getúlio Vargas Foundation (‘FGV’). For the Accounting Management Unit of Banco do Brasil S.A. in Brasília (DF), he was Chief Accountant from April 2007 to March 2009; Executive Manager for Supervision of Brazilian Subsidiaries and Foreign Offices (‘Gesex’) from April 1999 to April 2007; and acted as General Manager for Accounting, in absences of the principal office holder (in Brasília), from 1998 to April 2007. He was General Coordinator of Management Information for the Technical Analysis Director (‘DITEC’) of the National Pension Plan Authority (‘Previc’) in 2014, and a substitute member of the Fiscal Council of Usiminas in 2016 and 2017. Since 2016 he has been a member of the Audit Committee of the Minas Gerais Development Bank (‘BDMG’).

Afonso Henriques Moreira Santos, born in 1957, has a degree in Electric Engineering. From April, 2019 to December of the same year he was member of the Board of Directors of Light S.A. Board member at IX Estudos e Projetos LTDA from October, 2006 to April, 2019. He served as full time professor at the Federal University of Itajubá from January 1980 to March 2016.

Márcio de Lima Leite, born in 1971, has a law degree from the Milton Campos Faculty and in accounting from the Pontifícia Universidade Católica (‘PUC’) of Minas Gerais. He has a postgraduate degree in Strategic Management with specialization in finance from Minas Gerais Federal University (‘UFMG’), and a master’s degree in law, economic and social relations from the Milton Campos Faculty. He is currently director of the Commercial Association of Minas Gerais (‘ACMinas’); a guest professor at PUC of Minas Gerais; and Chief Counsel and Business Development Director at Fiat Chrysler Automobiles (‘FIAT’) of Latin America.

Roberto Tommasetti, born in 1973, has a degree in Economics from University ‘Federico II’ (Italy), revalidated by Rio de Janeiro State University (‘UERJ’), and in accounting from UFRJ (‘Rio de Janeiro Federal University’). He has a master’s degree in accounting and finance from PUC, São Paulo, and a doctorate in accounting from UFRJ. CPA in Brazil and Italy, he is a partner of a consulting firm and lectures financial and management accounting in graduate and postgraduate courses. Member of Italian-Brazilian Chamber of Commerce of Rio de Janeiro, where he is part of the Brazil-Italy Energy Council, he has been a member of the Board of Directors and the Audit Committee of different companies and served as CFO, Chief Controller, and independent auditor.

Employees

As of December 31, 2020, we had 5,254 employees at CEMIG, CEMIG D and CEMIG GT, of which 179 were management level and 103 were contracted to provide temporary outsourced services. As of December 31, 2019, we had 5,596 employees at CEMIG, CEMIG D and CEMIG GT, of which 185 were management level and 72 were contracted to provide temporary outsourced services. As of December 31, 2018, we had 6,083 employees at CEMIG, CEMIG D and CEMIG GT, of which 244 were management level and 316 were contracted to provide temporary outsourced services. This table presents the breakdown of our employees by type on those dates:

Number of Employees as of December 31, (1)	2020 (2)	2019 (3)	2018 (4)
Managers	179	185	244
Professional staff	1,133	1,147	1,188
Operational technical staff and office employees	3,942	4,264	4,651
Total	5,254	5,596	6,083
(1)	These figures include only employees of CEMIG GT, CEMIG D and CEMIG.
(2)	In 2020, 104 employees were hired and 444 left CEMIG.
(3)	In 2019, 272 employees were hired and 762 left CEMIG.
(4)	In 2018, 359 employees were hired and 244 left CEMIG.

Unions

Meetings are held throughout the year for collective negotiation with the unions that represent the employees. The Collective Work Agreements (Acordos Coletivos de Trabalho, or ‘ACTs’) that result from these meetings cover salary adjustments, benefits, rights and duties of the employment relationship, and come into effect starting on November 1 of each year until the end of the validity of each respective Collective Work Agreement. Negotiations between the Company and the Unions for the 2019-2021 Collective Work Agreements were concluded.

During the October 2019 to January 2021, negotiations, the company and the unions agreed to a readjustment of economic benefits to ensure replacement of losses due to inflation in the period, with an adjustment of 2.55% in line with inflation, in addition to ensuring the correction of salaries and benefits, in November 2020, by the inflation index (INPC-IBGE) accumulated between November 1, 2019 and October 31, 2020.

The agreement reaffirmed benefits as: payment of day and night overtime; setting of a ceiling for grant of financial help for training in technical or graduation courses; advance of the first installment of the annual 13th salary payment; assistance benefits; release of union leaders and provisional job stability; and funds for grant of salary alterations in accordance with the Careers and Remuneration Plan (Plano de Cargos e Remunerações, or ‘PCR’).

In health and safety in the workplace, the employees have the following benefits guaranteed: regulated Internal Accident Prevention Committees (Comissões Internas de Prevenção de Acidentes, or ‘CIPAs’), with participation by the unions; medical health inventory; inspection of contractors as to their work safety; and notification of serious or fatal accidents.

During the 2019/2021 negotiations, there wasn`t a stoppage/strike. However, in the event of strikes, CEMIG has an Operational Emergency Committee, created with the basic objective of establishing a Contingency Plan to maintain our essential services In the event of strikes; CEMIG has an Operational Contingency Council aimed at setting forth a Contingency Plan for continuation of its essential services.

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

The current Careers and Remuneration Plan was put in place in September 2018 aiming to provide us with the instruments of compensation considered to be necessary to maintain an equitable and competitive payment structure and establish criteria for promotions. In order to maintain a current plan that is consistent with the business context, the Careers and Remuneration Plan is being revised. The review is expected to be completed in the first half of 2021.

This table presents the monthly average of base salary and of compensation, by job category of CEMIG:

December 31, 2020 (R$)	Average base salary as of	Average compensation as of
Managers	20,047.06	34,292.17
Professional staff	10,681.08	12,957.84
Operational technical staff and office employees	5,253.13	8,153.58

Program for Sharing in Profit, Results, and Productivity

CEMIG has a program for sharing profits and results with employees in accordance with applicable Brazilian employment legislation. Profits are distributed only if, in aggregate, at least 70% of the corporate targets are achieved, after relative weighting for each of the corporate and operational indicators.

In 2020, in accordance with the terms of the Collective Agreement, CEMIG distributed 4.3% of its profits.

In 2019, in accordance with the terms of the Collective Agreement, CEMIG distributed 4% of its profits, with the possibility of an increase of another 20% of the value of this profit that exceeds the budget, reaching the maximum limit to be distributed of 7.5% of the Consolidated Net Income.

The calculation of the profit sharing distribution will be based on the Result of Indicators, and the payment will be made 100% in proportion to the individual remuneration of each employee among all the employees represented by the signatory entities of the referred agreement.

Distribution will occur only if at least 70% of the goals are achieved as a whole, observing the relative weight of each of the indicators. The basket of indicators for the year 2020 contains 10 corporate indicators.

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

Benefits

CEMIG provides its employees a range of benefits, such as reimbursement of disability-related expenses of employees and/or their dependents, funeral assistance in the event of death of an employee or of his or her direct dependents, and payment of part of the employee’s contribution to the complementary pension plan. In 2020, a total of R$183 million was paid in employee benefits, comprising R$100 million in contributions to the pension plan and R$83 million in assistance benefits.

Voluntary Retirement Programs

In April 2020, the Company approved the Voluntary Programmed Separation Plan for 2020 (PDVP 2020). Those eligible - all employees who had worked at the Company for 25 years or more by December 31, 2020 - were able to join from May 4 to May 22, 2020. The program paid the standard legal severance pay per termination agreement, being 50% of the notice period, an amount equal to 20% of the Base Value of the employee's FGTS fund, an additional premium equal to 50% of the notice period, plus 20% of the Base Value of the FGTS fund, as well as other payments foreseen in the legislation. The program has reached 396 employees and the Company expects to save approximately R$100 million per year.

In December 2019, the Company created the Programmed Voluntary Retirement Plan (PDVP 2019). Eligible employees – all employees who worked at the Company for 25 years or more as of December 31, 2019 – were able to join the program between January 7 and January 31, 2019. The PDVP provided for the payment of the legal severance payments, including indemnified notice, deposit of the amount corresponding to a fine of 40% of the FGTS base amount for retirement purposes and other charges provided by the legislation, with no provision for payment of additional premium. In March 2019, the Company approved the reopening of the PDVP 2019, with the adhesion period between April 1 and 10, 2019, and changes to the requirements for adhesion, keeping the other conditions unchanged. The program reached 613 employees and the Company expects savings of approximately R$150 million per year.

In March 2018, CEMIG approved the Programmed Voluntary Retirement Program (the ‘2018 PDVP’). Employees eligible to be part of the 2018 PDVP are those that will have worked for CEMIG for 25 years or more as of December 31, 2018. The period for joining the 2018 PDVP was April 2 through April 30, 2018. The 2018 PDVP offered payment of the severance amounts specified by law, including payment for the notice period, and deposit of the penalty amount of 40% of the FGTS (Labor Guarantee Fund) Base Value, as well as the other payments specified by the legislation. The 2018 PDVP was accepted by 151 employees, for which the estimated cost in the amount of R$25.6 million was recorded.

Health and Safety

As a result of the various initiatives and programs from CEMIG, focused on health, hygiene and safety at work, accident indicators have shown a significant reduction over the last seven years. The corporate indicator Frequency Rate of Work Related Injuries with Absence (‘TFA’) of the workforce, which had been stable in recent years, reached 1.66 in December/2020, the last recorded, signaling an increase of 3,75% compared to the result recorded in 2019 and 9.21% above the limit set by the company of 1.52. We also registered a fatal accident that killed 3 employees of one of our partner companies.

In 2019, the Frequency Rate of Work Related Injuries with Absence (‘TFA’), relative to the workforce, was 1.60 accidents per million hours worked, 5.26% higher than in 2018, and 18.75% below the 1.90 limit.

It is also important to note that, the Coronavirus pandemic brought about a series of difficulties for the company's usual activities, generating the need to implement a series of additional measures, led by the company's health area, to enable business continuity and safeguard the integrity of all the workers in our workforce.

Item 7.	Major shareholders and related party transactions

Principal Shareholders

On March 31, 2021, the government of the State of Minas Gerais was the holder, directly and indirectly of 258,759,424 common shares, or 50.97% of CEMIG’s shares carrying the right to vote. As of the same date, FIA Dinâmica Energia, our second largest shareholder, held 129,606,377 common shares, or approximately 25.53% of that class of shares, and 35,328,172 preferred shares, or approximately 3.49% of that class of shares.

The table below provides information about ownership of the common and preferred shares in CEMIG as of March 2021:

Shareholder	Common Shares	% of the Class	Preferred Shares	% of the Class
Minas Gerais State Government (1)	258,759,424	50.97%	11,112,048	1.10%
FIA Dinâmica Energia Fund	129,606,377	25.53%	35,328,172	3.49%
BNDES Participações S/A – BNDESPar	56,578,175	11.14%	27,299,432	2.70%
Total of all members of Board of Directors, Executive Board and Fiscal Council	10,313	-	67,478	0.01%
Others	62,715,929	12.35%	936,691,473	92.64%
Total shares	507,670,218	100%	1,010,498,603	99.94%
Shares in treasury	71	-	583,709	0.06%
Total shares issued	507,670,289	100%	1,011,082,312	100%
(1)	The shares attributed in this line to the State of Minas Gerais include shares held by Minas Gerais Participações S.A., a Brazilian stock company (sociedade por ações), and other agencies of the State government and companies controlled by the State of Minas Gerais.

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

As of March 31, 2021 CEMIG had 1 holder of common shares represented by ADRs who were registered in the United States, holding a total of 2,587,491 common shares; and 12 registered holders of preferred shares represented by ADRs who were registered in the United States, holding a total of 227,670,421 preferred shares.

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

CEMIG is party to the following transactions with related parties (refer to Note 30 to the Financial Statements for more details):

•	Sale of energy supply to the Minas Gerais State government. The price of the supply is the one set by ANEEL through a Resolution relating to the annual tariff adjustment of CEMIG D. In 2017 the government of Minas Gerais State signed a debt recognition agreement with CEMIG D for payment of debt relating to the supply of power due and unpaid, in the amount of R$113 million, to be settled in 24 installments, updated monthly by the variation of the IGP-M index, up to November 2019. Twenty installments were unpaid on December 31, 2020. These receivables have a guarantee in the form of CEMIG’s right to retain dividends and Interest on capital otherwise payable to the State (in proportion to the State’s equity interest in the Company), for as long as any payments are overdue or in default. CEMIG D filed an application with the tax authority of Minas Gerais state to accept the terms of State Law 23,510/2020, to enable part of the ICMS tax payable to be offset against the debt owed by the government of Minas Gerais state to the Company. At present, the state tax authority is validating the invoices presented, to authorize the compensation of credits. As a result, the Company has reversed the amount of R$210 million previously recognized as expected losses for doubtful receivables;
•	Inflation advance against Future Capital Increase (AFAC), which were returned to the State of Minas Gerais. These receivables have guarantee in the form of CEMIG´s right to retain dividends and Interest on Equity otherwise payable to the State (in proportion to the State’s equity interest in the Company), for as long as any payments are overdue or in default. The balance receivable on December 31, 2020, is R$12 million (R$115 million on December 31, 2019);
•	Transactions in energy between generators and distributors were made in auctions organized by the Federal Government; transactions for transport of energy, made by transmission companies, arise from the centralized operation of the National Grid carried out by the National System Operator (ONS);
•	Contract to provide plant operation and maintenance services related to transmission services;
•	Legal actions realized and legal actions provisioned arising from the agreement made between Aliança Geração (jointly controlled entity), Vale S.A. (company which we have joint ventures in common) and CEMIG. The action is provisioned in the amount of R$119 million, of which CEMIG’s portion is R$41 million;
•	Advance payments for energy supply made in 2019 to Norte Energia (jointly controlled entity), established by auction and by contract registered with the CCEE (Wholesale Trading Exchange). Norte Energia delivered contracted supply until December 31, 2020, starting on January 01, 2020. There is no financial updating of the contract;
•	CEMIG GT (subsidiary) has an R$688 million receivable from Renova (jointly-controlled entity) that due to the uncertainties related to continuity of Renova (jointly-controlled entity), an estimated loss on realization of the receivables was recorded for the full value of the balance;
•	On November 25, 2019, December 27, 2019 and January 27, 2020, DIP loan contracts under the court-supervised reorganization proceedings, referred to as ‘DIP’, ‘DIP 2’ and ‘DIP 3’, were entered into between the Company and Renova (jointly-controlled entity), which is in-court reorganization , in the amounts of R$10 million, R$6.5 million, and R$20 million respectively. The contracts specify interest equal to 100% of the accumulated variation in the DI rate, plus an annual spread, applied pro rata die (on 252-business-days basis), of 1.083% for the DIP contract, 2.5% for the DIP2 contract and 1.5% for the DIP3, up to the date of respective full payment. The Company recognized an impairment loss for the receivables from Renova, of its total carrying amount of R$37 million, in the second semester of 2020. For further information, see note 16 (c) to our consolidated financial statements;
•	Liability recognized relating to the Company’s interest in the share capital of Hidrelétrica Itaocara, due to its negative equity (see Note 16 to the Financial Statements);
157

•	Contract for development of management software between CEMIG D (subsidiary) and Axxiom Soluções Tecnológicas S.A., instituted in ANEEL Dispatch 2657/2017. The liability on December 31, 2020, is R$4 million (R$3 million on December 31, 2019);
•	The contracts of Forluz are updated by the Expanded Customer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA) calculated by the Brazilian Geography and Statistics Institute (IBGE) plus interest of 6% p.a. and will be amortized up to the business year of 2031 (see Note 24 to the Financial Statements);
•	The Company’s contributions to the pension fund for the employees participating in the Mixed Plan, and calculated on the monthly remuneration, in accordance with the regulations of the Fund;
•	Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s payroll;
•	Rental of the Company’s administrative head offices from Forluz (the employee pension fund), in effect up to November 2020 and August 2024 (able to be extended every five years, up to 2034), with annual inflation adjustment by the IPCA index and price reviewed every 60 months. Aiming at costs reduction, in November 2019, CEMIG returned the Aureliano Chaves building to Forluz and in November, 2020, CEMIG decided to renew with Forluz and returned the remaining leased floors of Aureliano Chaves building;
•	Post-employment obligations relating to the employees’ health and dental plan (CEMIG Saúde). (See Note 24 to the Financial Statements);
•	The relationship between CEMIG and its investees are described in Note 16 – Investments to the Financial Statements;

Item 8.	Financial Information

Consolidated Financial Statements and Other Financial Information

Find our consolidated financial statements, which begin on page F-1 of this document, and “Item 3. Key Information – Selected Consolidated Financial Data”.

Legal and Administrative Proceedings

The Company, in particular CEMIG GT and CEMIG D, are involved in certain legal and administrative proceedings regarding tax, regulatory, customer, administrative, environmental, employment-law and other issues, in relation to its business. In accordance with IFRS, we record and disclose the amounts of the proceedings that we have determined a loss to ‘probable’, and disclose the amounts of the proceedings in which we have determined a loss to be ‘possible’; to the extent, these amounts can be reasonably estimated. For more information regarding such contingencies, see Note 25 to the Financial Statements.

Regulatory Matters

CEMIG and CEMIG D are parties in lawsuits arising from clauses of energy supply contracts for public lighting, signed with various municipalities in the concession area. These actions request restitution of a portion of amounts charged in the last 20 years, in the event that the courts recognize that these amounts were unduly charged. The proceedings are based on an alleged mistake by CEMIG in the estimate of time used for the calculation of the consumption of energy by public lighting paid for by the Public Lighting Contribution (Contribuição de Iluminação Pública, or ‘CIP‘). On December 31, 2020, the amount involved in these actions was approximately R$1.072 billion, and the probability of loss were assessed as ‘possible’, since, although the case law is amply in favor of CEMIG, it has not been definitively consolidated.

CEMIG GT filed an application to be included a joint defendant in a lawsuit brought by AES Sul against ANEEL, seeking annulment of ANEEL Dispatch No. 288/2002, which set the guidelines for interpretation of ANEEL Resolution No. 290/2000, and thus changed the situation of AES Sul Distribuidora, from creditor to debtor of the Wholesale Energy Market (Mercado Atacadista de Energia, or ‘MAE’), predecessor of the present CCEE. CEMIG GT obtained an interim decision to suspend the deposit that had been ordered in favor of AES, determined in the process of financial settlement, for the historic amount. The application to be joined as a party was granted and CEMIG GT is a co-litigant with Centrais Elétricas de Santa Catarina S.A. (‘CELESC’) in the principal case (‘Ordinary Action’), resulting in CEMIG D being able to present petitions and appeals in that action if necessary. A Special Appeal was filed against the decision allowing for CEMIG D’s joinder before the STJ, which awaits judgment. This appeal does not prevent CEMIG GT from acting in the case to which it was admitted. Judgment at first instance was given against said Ordinary Action, and AES filed an appeal, which was granted. The Appeal Court Judgment on the appeal was the subject of a Motion for Clarification by CEMIG GT, on which judgment was given (cognizance taken, and appeal granted in part as to confirmation that only ANEEL should bear the costs of loser’s fees). As to the merits of the question, an appeal was lodged (against non-unanimous decision by an appellate court), which awaits judgment. On December 31, 2020, the amount involved in the action was R$376 million, and the probability of loss were assessed as ‘possible’ since there is still the possibility of the second instance decision being modified in the appeals that are currently awaiting judgment.

Company and its subsidiaries are involved in numerous administrative and judicial proceedings, challenging, principally: (i) tariff charges in invoices for use of the distribution system by a self-producer; (ii) alleged violation of targets for continuity indicators in retail supply of energy; and (iii) the tariff increase made during the federal government’s economic stabilization plan referred to as the ‘Cruzado Plan’, in 1986. The aggregate amount of the contingency is approximately R$293 million (R$280 million at December 31, 2019), of which R$52 million (R$36 million at December 31, 2019) has been recorded as provision – the amount estimated as probably necessary for settlement of these disputes.

Tariff Increases

The Federal Public Attorneys’ Office filed a class action against CEMIG D and ANEEL, to avoid exclusion of customers from classification in the Low-income Residential Tariff Sub-category, and also requesting an order for CEMIG D to pay 200% of the amount allegedly paid in excess by customers in that sub-category. Judgment at first instance was given in favor of the Federal Public Attorneys, and CEMIG D and ANEEL have filed an appeal with TRF. A decision by the Court in this case has been pending since March 2008. As of December 31, 2020 the amount involved in this case was approximately R$357 million The chance of loss has been classified as ‘possible’ due to the existence of other judgments, both in the judiciary and in the administrative sphere, that are in favor of the argument put forward by CEMIG D.

Tax and Similar Charges

CEMIG, CEMIG GT and CEMIG D are parties in various legal actions disputing the applicability of the Urban Land Tax (Imposto Territorial Urbano, or ‘IPTU’), on Real estate properties designed for public service concessions. This is a matter on which case law has not been established by the higher courts. There is an Extraordinary Appeal awaiting judgment by the Federal Supreme Court which, because it will give rise to a global precedent, will be applied to the other legal actions involving the same question. As of December 31, 2020 the amount involved in these actions for which probability of loss were assessed as ‘probable’ totaled approximately R$4 million and the proceedings in which the probability of loss were assessed ‘possible’ totaled approximately R$81 million.

In 2006, CEMIG, CEMIG GT and CEMIG D advanced funds to some of their employees in exchange for their rights to future payments, referred to as the ‘Anuênio.’ No income tax or social security contributions were collected in connection with those payments, since it is our opinion that they are not applicable The Brazilian Federal Revenue Service, however, initiated an administrative proceeding seeking to levy taxes on such payments. In order to avoid the risk of imposition of penalties, we filed two writs for mandamus, which were decided unfavorably to us in the lower court. We have appealed and are awaiting the ruling of the Court of Appeals on whether the income tax is applicable. Regarding the social security contributions, the TRF ruled against us. We appealed to the Superior Courts, which have not yet rendered a decision. On December 31, 2020, the amount involved in these actions was, approximately, R$295 million, and we have assessed the chance of loss as ‘possible’, in view of the indemnity nature of the advance payments made to the employees and the absence of specific case law in STJ and the TRF of the First Region. We emphasize that, in relation to Income Tax, both the STJ and the TRF of the First Region adopt the position that there is no tax levied on payments arising from the suppression of employees’ collective bargaining rights when agreed through a collective agreement, since such amounts are considered as being of an indemnity nature.

INSS initiated an administrative proceeding against CEMIG in 2006 alleging non-payment of the social security contribution on the amounts paid to our employees and directors as profit-sharing in the period 1998 to 2004. In 2007, we filed a writ of mandamus seeking declaration that such profit-sharing payments were not subject to social security contributions. We received a partial favorable decision in 2008, which declared non-applicability of the contribution of social security on the profit-sharing amounts paid for employees, and its applicability on the profit-sharing amounts paid to directors. We have appealed the decision and, on August 23, 2019, the TRF of the 1st Region issued a ruling giving partial approval to declare the decay of tax credits related to taxable events that occurred up to August 2001, but denying the other requests. As a result of that decision, on December 31, 2020, the amount involved in this action was assessed as approximately R$139 million, and we have assessed the chance of loss as ‘probable’.

The Brazilian Federal Tax Authority (‘Secretaria da Receita Federal’) has brought, in addition to the process mentioned above, other administrative proceedings against CEMIG, CEMIG GT, CEMIG D and Rosal Energia S.A., in relation to Social Security contributions under various headings: employee profit sharing, the Workers’ Food Program (Programa de Alimentação do Trabalhador, or ‘PAT’), the education support contribution (‘auxílio-educação’), time-of-service bonuses, Special Additional Retirement payments, taxes under suspended enforcement, overtime payments, hazardous occupation payments, matters related to Sest/Senat (transport workers’ support programs), donations, sponsorships, and fines for non-compliance with accessory obligations. We have presented defenses and wait for judgment. As of December 31, 2020, the amount involved in these actions was approximately R$1.5 billion. As a result of the decision by the TRF of the 1st Region mentioned above, the amounts for which probability of loss were assessed as ‘probable’ totaled approximately R$1.137 billion and the proceedings in which the probability of loss were assessed ‘possible’ totaled approximately R$354 million.

CEMIG, CEMIG GT, CEMIG D and Sá Carvalho S.A. are parties in administrative proceedings in relation to Corporate Income Tax (‘IRPJ’) and the Social Contribution on Net income (‘CSLL’). As of December 31, 2020, the amount involved in these actions were assessed as approximately R$425 million, and the probability of loss assessed as ‘possible’. The infringement notices for the Social Contribution (CSLL) tax are due in particular to the companies having excluded, from their declared basis of calculation for this tax, amounts relating to: (i) cultural and artistic donations and sponsorship; (ii) payments of punitive fines; (iii) taxes with liability suspended; and (iv) expenses on amortization of goodwill, since there is no provision in law that supports taxation of amounts reported under this heading. The infringement notices for corporate income tax are due to the fact that when calculating the Real Profit the companies considered as expenses the amounts spent on technological innovation, under Law 11,196/05. The Trade and Industry Ministry (‘MCTI’), which initially, due to lack of information, had not recognized this legal categorization of these amounts, is reviewing its legal opinions now that it is in possession of the information sent by the companies.

The Federal Tax Authority issued an infringement notice on Parati – Participações em Ativos de Energia Elétrica (‘Parati’), a CEMIG affiliated company, and as a jointly responsible party, on CEMIG, in relation to the Withholding Income Tax (Imposto de Renda Retido na Fonte, or ‘IRRF’) allegedly applicable to capital gains arising from the disposal of assets or rights in Brazil by a non-resident, on the basis of allegedly being the legal entity responsible for the withholding and payment of the tax. The transaction in question was in regards to the purchase by Parati, and sale by Enlighted, on July 7, 2011, of a 100% interest in Lepsa LLC (a company headquartered in Delaware, USA). Lepsa LLC was also the owner of 75% of the quotas of Luce Brasil Fundo de Investimento em Participações (‘FIP Luce’), which in turn was the indirect holder, through Luce Empreendimentos e Participações S.A., of approximately 13.03% of the total and voting share of Light (Light, which has only issued common shares). After certain transactions, Parati became the direct holder of 100% of the shares of Luce Empreendimentos e Participações S.A. (LEPSA), which in turn was the holder of approximately 13.03% of the voting share and total share capital of Light. After successive corporate transactions, Parati was merged into CEMIG and, consequently, succeed its position in this process. On May 2, 2016, the Delegated Judgment office of the Federal Tax Authority decided on the challenge presented by Parati and CEMIG: it maintained the posting of the tax credit against Parati, and in relation to CEMIG, it upheld the principle of joint liability. The companies then appealed, and the Voluntary Appeal is pending judgment by CARF. As of December 31, 2020, the amount claimed in this case totaled approximately R$234 million and the chance of loss was assessed as ‘possible’, mainly due to the matters of fact: (i) on the question of simulation, the situation in this specific case is more favorable than that in the precedents that are found in the case law. If the allegation of simulation is overturned, we believe that there will be no legal case for the demand for payment; (ii) on the merit, because this is a very specific transaction, there are no similar precedents; and (iii) with regards to the fine, the same arguments hold as to the singular nature of this specific case.

CEMIG and its wholly-owned subsidiaries, especially CEMIG GT and CEMIG D, are parties in various court and administrative proceedings dealing with offsetting of credits arising from tax losses in corporate income tax returns, and also payments made in excess, identified by Federal Revenue Payment or Credit Receipts, involving corporate income tax, the Social Contribution on net income and the PIS and Cofins taxes. The companies are contesting the non-ratification by the authorities of these offsetting, and attempts by the federal tax authorities to recover the amounts of these taxes to be compensated. On December 31, 2020, the amount involved in these for which the probability of loss were assessed ‘possible’ totaled approximately R$203 million.

CEMIG and its subsidiaries are involved in numerous administrative and judicial claims actions relating to taxes, including, among other matters, subjects relating to the Rural Property Tax (‘ITR’); the Tax on Donations and Legacies (‘ITCD’); the Social Integration Program (Programa de Integração Social, or ‘PIS’); the Contribution to Finance Social Security (Contribuição para o Financiamento da Seguridade Social, or ‘Cofins’); Corporate Income tax (‘Imposto de Renda Pessoa Jurídica’, or ‘IRPJ’); the Social Contribution (‘Contribuição Social sobre o Lucro Líquido’, or ‘CSLL’); and motions to tax enforcement. As of December 31, 2020, the amount involved in these actions for which probability of loss were assessed as ‘probable’ totaled approximately R$14 million and the proceedings in which the probability of loss were assessed ‘possible’ totaled approximately R$152 million.

ICMS (local state value added tax)

From December 2019 to November 2020 the Tax Authority of Minas Gerais State issued infraction notices against the subsidiary Gasmig, in the total amount of R$55 million, relating to reduction of the calculation base of ICMS tax in the sale of natural gas to its customers over the period from December 2014 to December 2016, alleging a divergence between the form of calculation used by Gasmig and the opinion of that tax authority. The claims comprises: principal of R$17 million, penalty payments of R$27 million and interest of R$11 million.

Considering that the State of Minas Gerais, over a period of more than 25 years, has never made any allegations against the methodology of calculation by the Company, the managers, together with their legal advisers, believe that there is a defense under Article 100, III of the National Tax Code, which removes claims for penalties and interest; and that the contingency for loss related to these amounts is ‘remote’. In relation to the argument on the difference between the amount of ICMS tax calculated by Gasmig and the new interpretation by the state tax authority, the probability of loss was considered ‘possible’. On December 31, 2020 the amount of the contingency for the period relating to the rules on expiry by limitation of time is R$107 million.

Contracts

CEMIG D is a party in court disputes involving claims for rebalancing of contracts to implement part of the rural electrification program known as Luz Para Todos (‘Light for All’). As of December 31, 2020, the amount involved in these actions was approximately R$356 million. The amounts for which probability of loss were assessed as ‘probable’ totaled approximately R$1 million and the proceedings in which the probability of loss were assessed ‘possible’ totaled approximately R$355 million.

CEMIG and the State of Minas Gerais are parties in an administrative proceeding filed by the Audit Court of the State of Minas Gerais (‘TCMG’), on a representation of supposed irregularities in the manner used for application of arrears interest, and in the percentage of discount given, at the time of the settlement of the debt owed by the State of Minas Gerais to CEMIG in relation to the Contract for Assignment of the Outstanding Balance Receivable on the Earnings Compensation Account (‘CRC’). In June 2018, the Court’s Technical Unit and the Public Attorneys’ Accounting Department gave opinions, against the Representation. The principal arguments presented by CEMIG were accepted. Proceedings in the case before the Reporting Member of the Court have been completed, and will be included in a judgment agenda for decision by the full Court sitting in session. As of December 31, 2020, the amount involved in this action was approximately R$448 million, and the probability of loss in the action were assessed as ‘possible’.

Employment Law Obligations

CEMIG, CEMIG GT and CEMIG D are parties in various labor claims filed by their employees and by employees of companies that provide them with services. Most of these claims relate to overtime and additional pay, severance payments, various benefits, salary adjustments and the effects of such matters on a supplementary retirement plan, and the use of outsourced labor. Under Brazilian employment laws, claimants must file claims for any unpaid amounts to which they are entitled within two years from the relevant termination of the employment contract, and such rights are limited to a period of five years prior to the filing of the claim. On December 31, 2020, the value of the claims for which the probability of loss had been assessed as ‘probable’ was approximately R$427 million; for those with probability of loss assessed as ‘possible’ the amount was R$959 million.

Alteration of the monetary updating index of labor claims

The Higher Labor Appeal Court (Tribunal Superior do Trabalho, or ‘TST’), considering a position adopted by the Federal Supreme Court (Supremo Tribunal Federal, ‘STF’) in two actions on constitutionality that dealt with the index for monetary updating of federal debts, decided on August 4, 2015 that labor claims not yet decided that discuss debts subsequent to June 30, 2009 should be updated based on the variation of the IPCA-E (‘Expanded National Customer Price’) Index, rather than of the TR reference interest rate. On October 16, 2015, an interim injunction was given by the STF that suspended the effects of the TST decision, on the grounds that decisions on matters of general constitutional importance should be decided exclusively by the STF. In a public joint judgment of November 1, 2018, the Higher Employment Appeal Court decided that the IPCA-E should be adopted as the index for inflation adjustment of employment-law debts for cases proceedings filed from March 25, 2015 to November 10, 2017 and the TR continue to be used for the other periods.

However, in December 2020, the Federal Supreme Court, aiming to end the discussion around the topic involving the updating index of labor claims, gave partial judgment in favor of two actions for declaration of constitutionality, deciding for the unconstitutionality of Reference Rate (TR) and ruled that monetary adjustment applied to employment-law liabilities should be by the IPCA-E index until the stage of service of notice in a legal action, and thereafter by application of the Selic rate,. The effects of this decision were modulated as follows: (a) payments already made in due time and in the appropriate manner, using application of the TR, the IPCA-E or any other indexer, will remain valid and may not be the subject of any further contestation; (b) actions in progress that are at the discovery phase, should be subject to backdated application of the Selic rate, on penalty of future allegation of non-demandability of judicial title based on an interpretation contrary to the position of the Supreme Court; and; (c) the decision is automatically applicable to actions in which final judgment has been given against which there is no appeal, provided that there is no express submission in relation to the monetary adjustment indices and interest rates; and this also applies to cases of express omission, or simple consideration of following the legal criteria.

Environmental Issues

The Public Attorneys’ Office of the State of Minas Gerais and other parties, have brought civil public actions against CEMIG, CEMIG GT and CEMIG D requiring them to invest at least 0.5% of their annual operating revenue since 1997 in environmental protection and preservation of the water tables of the municipalities where hydro electrical plants are located, and to indemnify the State of Minas Gerais, proportionately, for environmental damage allegedly caused, arising from omission to comply with Minas Gerais State Law No.°12,503/97. Partial judgment has been given in favor of the plaintiffs in four of these actions by the Minas Gerais State Court of Appeals, ordering CEMIG and CEMIG GT to invest 0.5% of gross annual revenue since 1997 in measures for preservation and protection of the water tables. The Companies have filed appeals with the STJ and with the STF, since the actions involve federal laws and constitutional matters. On February 9, 2015, the STF recognized the general repercussion of the dispute. In May / 2020, the virtual trial by the STF was concluded, which, by majority, considering theme 774 of general repercussion, granted the extraordinary appeal, considering the unconstitutionality of State Law No. 12,503 / 1997, as it constituted an undue State intervention in the contract of concession of the exploitation of the energy use of water courses, an activity of the Union's competence, according to art. 21, XII, ‘b’, of the Federal Constitution. As of December 31, 2020, the amount involved in these actions was approximately R$186 million, and the probability of loss were assessed as ‘remote’.

Additionally, CEMIG, CEMIG GT and CEMIG D are party to a number of other administrative and judicial proceedings and claims involving environmental matters, regarding certain protected areas, environmental licenses and remediation of environmental damages, among others. As of December 31, 2020, the amount for which chance of loss was assessed as ‘probable’ was approximately R$131.4 thousand and the total of proceedings in which probability of loss were assessed as ‘possible’ was approximately R$165 million. These proceedings also include other public civil actions in which the amounts involved cannot be precisely assessed, in our view, since most of these lawsuits are related to alleged environmental damages and claim indemnity, remediation of damaged areas and compensation measures that will be defined in the course of the proceedings, by expert verification of the amounts involved. Also, since public civil lawsuits are related to collective rights, individual actions may be filed seeking reparations or damages arising from judicial decisions to be issued under the public civil actions.

Property and Liability

CEMIG, CEMIG GT and CEMIG D are party in several legal proceedings, mainly as defendant, relating to Real property and to indemnity arising from accidents taking place in the ordinary course of the business. On December 31, 2020 the amount for which probability of loss were assessed as ‘probable’ was approximately R$41 million and the total of proceedings in which probability of losses were assessed as ‘possible’ was approximately R$448million.

Other proceedings

Company and its subsidiaries are involved as plaintiff or defendant, in other less significant claims, related to the normal course of their operations including: provision of cleaning service in power line pathways and firebreaks, indemnities for rescission of contracts, on a lesser scale, and disputes alleging losses suffered as a result of supposed breaches of contract at the time of provision of services of cleaning of power line pathways and firebreaks. As of December 31, 2020, the amount involved in these actions for which probability of loss were assessed as ‘possible’ totaled approximately R$591 million and the proceedings in which the probability of loss were assessed ‘probable’ totaled approximately R$54 million.

Customer’s claims

Company and its subsidiaries are involved in various civil actions relating to indemnity for moral injury and for material damages, arising, principally, from allegations of irregularity in measurement of consumption, and claims of undue charging, in the normal course of business. As of December 31, 2020, the amount involved in these actions for which probability of loss were assessed as ‘possible’ totaled approximately R$119 million and the proceedings in which the probability of loss were assessed ‘probable’ totaled approximately R$22 million.

Renova: Application to override corporate identity

A Receivables Investment Fund (Fundo de Investimento em Direitos Creditórios – FIDC) filed an application for Override of Legal Identity (Incidente de Desconsideração da Personalidade Jurídica – IDPJ) in relation to certain companies of the Renova group, aiming to include some shareholders of Renova, including the Company and its subsidiary CEMIG GT, as defendants jointly and severally liable. The amount involved in this dispute is estimated at R$76 million at December 31, 2020. The probability of loss have been assessed as ‘possible’.

Dividend Policy and Payments

Mandatory Dividend—Priority and Amount of Dividends

Under our by-laws, we are required to pay to our shareholders, as mandatory dividends, 50% of the net income of each fiscal year ending December 31, determined in accordance with Law No. 6,404, enacted on December 15, 1976, or ‘Brazilian Corporate Law’. Our preferred shares have priority in the allocation of the minimum mandatory dividend for the period in question. The order of priority of the dividend distribution is as follows:

The annual minimum dividend for the preferred shares: these have preference in the event of repurchase of shares, and have an annual minimum dividend equal to the greater of the following:

•	10% of their par value; or
•	3% of the shareholders’ equity associated with it;
•	The dividends on the common shares, up to the minimum percentage for the preferred shares.

The Annual General Meeting of Shareholders held on April 30, 2018 approved payment of dividends for the year 2017, of R$486 million, to holders of preferred shares and R$15 million to holders of common shares. The payment of dividends was made in a single tranche on December 30, 2018.

On December 18, 2018, the Company declared payment of Interest on Capital in the amount of R$210 million, on account of the amount of the minimum mandatory dividend for 2018, and payable to shareholders whose names were on the Company’s Nominal Share Registry on December 21, 2018. This amount was paid in two installments, the first on June 28, 2019 and the second on December 27, 2019. The Board of Directors proposed to the Annual General Meeting (AGM) held on May 3, 2019 the payment of dividends for the year 2018 of R$437 million, to holders of preferred shares and R$220 million to holders of common shares. The payment of dividends was made in a single tranche on December 27, 2019.

On December 18, 2019, the Company declared payment of Interest on Capital in the amount of R$400 million, on account of the amount of the minimum mandatory dividend for 2019, and payable to shareholders whose names were on the Company’s Nominal Share Registry on December 23, 2019. This amount will be paid in two installments, the first by June 30, 2020 and the second by December 30, 2020. The Board of Directors decided to propose to the Annual General Meeting (AGM) to be held on July 31, 2020 the payment of dividends for the year 2019 of R$364 million, to holders whose names are in the Company´s Nominal Share Registry on the date of the AGM. The payment of dividends was made in a single tranche on December 30, 2020.

On September 22 and December 23, 2020, the Company declared payment of Interest on Capital in the amount of R$553 million, on account of the amount of the minimum mandatory dividend for 2020, and payable to shareholders whose names were on the Company’s Nominal Share Registry on September 22 and December 30, 2020. This amount will be paid in two installments, the first by June 30, 2021 and the second by December 30, 2021. The Board of Directors decided to propose to the Annual General Meeting (AGM) to be held on April 30, 2021. The payment of dividends for the year 2020 of R$929 million, to holders whose names are in the Company´s Nominal Share Registry on the date of the AGM. The payment of dividends will be paid in two installments, the first by June 30, 2021 and the second by December 30, 2021.

Unrealized profit reserve: Article 197 of the Brazilian corporate law nº 6,404/76 allows the Company to pay the mandatory dividend, calculated as required by the Bylaws, up to the amounts of the realized portion of the net income for the year (received in cash). The excess between such mandatory dividend amount and the dividends that will be actually paid was recorded in the ‘Unrealized profit reserve’.

In 2020, Company presented a positive net share of profit of subsidiaries, jointly controlled entities and affiliates of R$2,704 million, which can be regarded as unrealized portion of net income for the year, in accordance with the Brazilian corporate law. The share of profit of subsidiaries and joint ventures might not be realized in 2021, which means it might not be converted into cash, considering the macro-economic scenario and the fact that the impacts of Covid-19 – coronavirus on investees’ cash flows and financial results may continue in 2021.

In light of the realized profit for the year, as stated above, Management proposed the constitution of unrealized profit reserve will be maintained with a balance in the amount of R$835 million, considering the reversal of the reserve constituted in 2019 and the new constitution of the same amount in 2020.

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

The mandatory dividend is calculated on the basis of adjusted net income, defined as net income after taking onto account: (a) amounts allocated to the legal reserve, (b) amounts allocated to record contingency reserves and reversal of these reserves accumulated in prior fiscal years, and (c) any unrealized profit transferred to the unrealizedprofit reserve account, and any amounts previously posted to this reserve account which have been realized in the fiscal year and used to offset losses.

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

Interest on Equity

Brazilian corporations are permitted to distribute dividends in the form of a tax-deductible notional interest expense on shareholders’ equity in accordance with Law No. 9,249/1995 of December 26, 1995, as amended. The amount of tax-deductible interest that may be paid is calculated by applying the daily pro rata variation of the TJLP on the shareholders’ equity during the relevant period and cannot exceed the greater of:

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

Currency Exchange

Payments of cash dividends and distributions, if any, will be made in Reais to the custodian on behalf of the depositary bank, which will then convert such proceeds into U.S. dollars and transfer such U.S. dollars to the depositary bank for distribution to holders of ADRs. In the event that the custodian is unable to immediately convert the Reais received as dividends into U.S. dollars, the amount of U.S. dollars payable to the holders of ADRs may be adversely affected by devaluations of the Real that occur before such dividends are converted and remitted. The Real depreciated approximately 22.61% in comparison to the U.S. dollar in 2020. See “Item 3, Key Information—Risk Factors—Risks Relating to Brazil— The Federal Government exercises significant influence on the Brazilian economy, Political and economic conditions can have a direct impact on our business”.

Dividends in respect of the preferred shares and common shares paid to non-resident holders, including holders of Preferred ADSs and Common ADSs, are generally not subject to Brazilian withholding tax, although in general payments of interest on capital are subject to withholding tax. See “Item 10, Additional Information - Taxation - Brazilian Tax Considerations - Taxation of Dividends’ and ‘- U.S. Tax Considerations - Taxation of Distributions.” There is no specific record date upon which the depositary bank will determine the exchange rate to be used in connection with converting cash dividends or other cash distributions. Pursuant to the Deposit Agreements, the depositary bank will arrange for the funds to be converted into U.S. dollars upon receipt of notice of cash dividends or other cash distributions.

History of Dividend Payments

The table below gives the history of recent declarations of dividends and Interest on Capital to holders of our common and preferred shares. In each case, the payment takes place in the year following the year for the results of which the dividend was declared. See the section “Item 3 – Material information – Selected Consolidated Financial Information”.

Declaration History of Dividends and Interest on Capital (1)

Dividend Year	Common Shares		Preferred Shares
	(in millions R$) (2)	( in millions US$) (3)	(in millions R$) (2)	(in millions US$) (3)
2018 (4)	290	75	577	149
2019 (5)	255	49	509	99
2020 (6)	496	88	986	176
(1)	Under Brazilian accounting practices, dividends and Interest on Capital are accounted in the business year in which the income from which the dividends are declared, provided that they are previously approved;
(2)	Amounts expressed in Reais are expressed in nominal Reais;
(3)	The amounts in USD displayed above are for illustrative purposes only and were calculated by dividing the amount of dividends and interest on capital paid, expressed in nominal Reais, by the exchange rate obtained from the Federal Reserve Board’s website on respective ‘record dates’; for 2020 - as of April 16, 2021;
(4)	On December 18, 2018, the Company declared payment of Interest on Capital in the amount of R$210 million, on account of the amount of the minimum mandatory dividend for 2018, and payable to shareholders whose names were on the Company’s Nominal Share Registry on December 21, 2018. This amount will be paid in two installments, the first by June 28, 2019 and the second by December 30, 2019.According to the proposal of the Ordinary and Extraordinary General Meetings of Shareholders held on May 3, 2019, the Company proposed payment of R$437 million as mandatory minimum dividend to holders of preferred shares whose names are on the Company’s Nominal Share registry on the date on which the Ordinary (Annual) General Meeting is held. The Company also proposed payment of R$220 million as the mandatory minimum dividend to holders of common shares whose names are on the Company’s Nominal Share registry on the date on which the Ordinary (Annual) General Meeting is held;
(5)	On December 18, 2019, the Company declared payment of Interest on Capital in the amount of R$400 million, on account of the amount of the minimum mandatory dividend for 2019, and payable to shareholders whose names were on the Company’s Nominal Share Registry on December 23, 2019. This amount will be paid in two installments, the first by June 30, 2020 and the second by December 30, 2020. According to the proposal of the Ordinary and Extraordinary General Meetings of Shareholders to be held on July 31, 2020, the Company proposed payment of R$364 million as mandatory minimum dividend to holders of common and preferred shares whose names are on the Company’s Nominal Share registry on the date on which the Ordinary (Annual) General Meeting is held.
(6)	On September 22, 2020, the Company declared payment of Interest on Capital in the amount of R$120 million, on account of the amount of the minimum mandatory dividend for 2020, and payable to shareholders whose names were on the Company’s Nominal Share Registry on September 25, 2020. This amount will be paid in two installments, the first by June 30, 2021 and the second by December 30, 2021. On December 23, 2020, the Company declared payment of Interest on Capital in the amount of R$433 million, on account of the amount of the minimum mandatory dividend for 2020, and payable to shareholders whose names were on the Company’s Nominal Share Registry on December 30, 2020. This amount will be paid in two installments, the first by June 30, 2021 and the second by December 30, 2021. According to the proposal of the Ordinary and Extraordinary General Meetings of Shareholders to be held on April 30, 2021, the Company proposed payment of R$929 million as mandatory minimum dividend to holders of common and preferred shares whose names are on the Company’s Nominal Share registry on the date on which the Ordinary (Annual) General Meeting is held.

Item 9.	Offer and Listing Details

Trading Market

The principal trading market for our preferred shares is the Brazilian Stock Exchange (B3). Our Preferred ADSs, each representing one preferred share as of December 31, 2020 have traded on the NYSE under the symbol ‘CIG’ since September 18, 2001. Prior to that date, our Preferred ADSs were traded in the over-the-counter, or OTC, market in the United States. The Preferred ADSs are evidenced by Preferred ADRs issued by Citibank, N.A., as depositary, pursuant to a Second Amended and Restated Deposit Agreement, dated August 10, 2001, as amended on June 11, 2007 and on September 11, 2012 by and among the Company, the depositary and the holders and beneficial owners of Preferred ADSs evidenced by Preferred ADRs issued thereunder. As of March 31, 2021 there were approximately 227,670,421 Preferred ADSs outstanding (each representing one preferred share), representing approximately 20.19% of our 1,011,082,312 preferred shares (without considering the effect of the capitalization of 116,243,122 preferred shares approved on April 30).

The principal trading market for our common shares is the B3. Our Common ADSs, each representing one common share as of December 31, 2020 have traded on the NYSE under the symbol ‘CIG.C’ since June 12, 2007, when we established an American Depositary Shares program for our common shares. The Common ADSs are evidenced by Common ADRs issued by Citibank, N.A., as depositary, pursuant to a Deposit Agreement, dated June 12, 2007, by and among Company, the depositary and the holders and beneficial owners of Common ADSs evidenced by Common ADRs issued thereunder. As of March 31, 2021 there were approximately 2,587,491 Common ADSs outstanding (each representing one common share), representing 0.51% of our 507,670,289 common shares (without considering the effect of the capitalization of 58,366,345 common shares approved on April 30). The following prices are net of earnings, including dividends:

As of December 31, 2020, the closing price per preferred share on the B3 was R$14.27 and the closing price per Preferred ADS on the NYSE was US$2.82.

As of December 31, 2020, the closing price per common share on the B3 was R$16.11 and the closing price per Common ADS on the NYSE was US$3.18.

The following table sets forth the reported high and low closing sale prices adjusted for dividends for the preferred and common shares on the B3 and the Preferred and common ADSs on the NYSE for the periods indicated.

	Common Shares		Common ADSs		Preferred Shares		Preferred ADS
	Price in Nominal R$		Price in US$		Price in Nominal R$		Price in US$
Year	High	Low	High	Low	High	Low	High	Low
2016	9.08	3.94	3.03	0.98	8.26	3.43	2.63	0.86
2017	13.45	6.05	4.44	1.81	10.23	5.92	3.34	1.76
2018	15.03	5.97	4.26	1.54	13.86	6.09	3.56	1.58
2019	18.71	13.73	4.83	3.21	15.09	12.24	3.95	2.86
2020	16.33	7.10	4.06	1.37	14.61	7.25	3.40	1.24

	Common Shares		Common ADSs		Preferred Shares		Preferred ADS
Quarter	Price in Nominal R$		Price in US$		Price in Nominal R$		Price in US$
2019	High	Low	High	Low	High	Low	High	Low
1 Q	17.03	14.45	4.40	3.65	14.13	12.43	3.74	3.21
2 Q	18.71	14.62	4.77	3.79	14.94	12.24	3.81	3.00
3 Q	18.56	15.23	4.83	3.59	15.09	13.62	3.95	3.24
4 Q	15.82	13.73	3.90	3.21	14.21	12.30	3.37	2.86
2020
1 Q	16.30	7.10	4.06	1.45	14.61	7.46	3.40	1.42
2 Q	11.57	7.19	2.51	1.37	11.03	7.25	2.30	1.24
168

3 Q	11.71	9.98	2.31	1.84	11.35	9.90	2.24	1.80
4 Q	16.33	10.76	3.22	1.89	14.27	9.95	2.84	1.80

	Common Shares		Common ADSs		Preferred Shares		Preferred ADS
	Price in Nominal R$		Price in US$		Price in Nominal R$		Price in US$
Month	High	Low	High	Low	High	Low	High	Low
October 2020	12.18	10.76	2.19	1.89	10.78	9.95	1.99	1.80
November 2020	13.91	11.57	2.65	1.98	12.38	10.13	2.37	1.82
December 2020	16.33	14.09	3.22	2.67	14.27	12.41	2.84	2.50
January 2021	17.37	15.82	3.27	2.85	15.25	13.46	2.93	2.50
February 2021	16.92	14.50	3.17	2.57	14.42	11.96	2.67	2.11
March 2021	15.79	13.67	2.85	2.39	13.03	11.36	2.27	1.99
April 2021 (until April 26,2021)	15.80	15.26	2.90	2.77	13.50	12.51	2.43	2.13

* Source: Economatica – net earnings prices, including dividends.

The table below represents the dividends paid on the common and preferred shares and their respective Common and Preferred ADSs, resulting in an adjustment to the price per share and ADS:

Record of dividends paid on common and preferred shares and Common and Preferred ADSs
Year	Declaration	Record date Brazil	Payment date Brazil	Record date NYSE	Payment date NYSE
2018	04/30/2018	04/30/2018	12/28/2018	05/03/2018	01/08/2019
2019	05/03/2019	05/03/2019	12/26/2019	05/07/2019	01/07/2020
2020	07/31/2020	07/31/2020	12/30/2020	08/14/2020	01/08/2021

Since July 12, 2002, our shares have been traded on the LATIBEX, under the ticker symbol ‘XCMIG,’ The LATIBEX is an electronic trading market created in 1999 by the Madrid Stock Exchange in order to facilitate the trading market of Latin American Securities in Euros.

Trading on the B3 S.A. - BRASIL, BOLSA, BALCÃO (‘B3’)

The preferred shares and common shares are traded on the B3, the only Brazilian stock exchange that trades shares. Trading on the B3 is limited to brokerage firms and a limited number of authorized entities. The CVM and B3 have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances.

Trading on the B3 is conducted between 10:00 a.m. and 5:00 p.m. or from 11:00 a.m. to 6:00 p.m. (during daylight savings time in Brazil). The B3 also permits trading from 5:30 p.m. to 6:00 p.m. during a different trading period called the ‘after market’, except during daylight time. Trading during aftermarket is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers.

If you were to trade in the preferred shares or common shares on the B3, your trade is settled in three business days after the date of the trade. Delivery of and payment for shares is made through the facilities of a separate clearinghouse, which maintains accounts for brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the date of the trade. The clearing house for the B3 is the Câmara de Ações (previously organized as Companhia Brasileira de Liquidação e Custódia, or ‘CBLC’).

In order to better control volatility, the B3 has adopted a ‘circuit breaker’ system pursuant to which trading sessions may be suspended (i) for a period of 30 minutes whenever the index of this stock exchange falls more than 10% from the index registered for the previous day; (ii) for one hour if the index of this stock exchange falls 15% or more from the index registered for the previous day, after the reopening of trading; and (iii) for a certain period of time to be defined by the B3, if the index of this stock exchange falls 20% or more from the index registered for the previous day, after the reopening of trading. The minimum and maximum price is based on a reference price for each asset, which will be the previous session’s closing quote, when considering the asset at the beginning of the day before the first trade, or the price of the day’s first trade. The asset’s reference price will be altered during the session if there is an auction sparked by the intraday limit being breached. In this case, the reference price will become whatever results from the auction.

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

Trading on the B3 by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a ‘non Brazilian holder,’ is subject to certain limitations under Brazilian foreign investment regulations. With limited exceptions, non-Brazilian holders may trade on Brazilian stock exchanges in accordance with the requirements of CMN Resolution No. 4,373/2014, which requires that securities held by non-Brazilian holders be maintained in the custody of financial institutions authorized by the Central Bank and by the CVM or in deposit accounts with financial institutions. In addition, Resolution No. 4,373/2014 requires non Brazilian holders to restrict their securities trading to transactions on the B3 or qualified over the counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 4,373/2014 to other non-Brazilian holders through a private transaction.

We have been a member of Special Corporate Governance Level 1 of the B3 since October 2001. The rules regarding such corporate governance segment are comprised by the Special Corporate Governance Level 1 Regulations (‘Regulamento de Listagem do Nível 1 de Governança Corporativa’), which were amended on March 21, 2011 by B3 and approved by the CVM. Such revised set of rules became effective on May 10, 2011. Among the obligations that are contemplated by such regulations, we are required to:

•	Present our consolidated statement of financial position, Standardized Financial Statements – DFP, consolidated statement of income, quarterly financial statements – ITR, and the Reference Form (‘Formulário de Referência’);
•	Include, in the notes to our quarterly financial statements, a note regarding related party transactions, containing the disclosure provided in the applicable accounting rules to annual financial statements;
•	Disclose any direct or indirect ownership interest per type and class exceeding 5% of each type and class of the Company’s capital share, to the level of individual shareholders, once the Company has been provided with such information;
•	Disclose the amount of free float shares and their respective percentage in relation to total shares outstanding, which shall be of at least 25% of shares representing our capital share;
•	Disclose, by December 10th of each year, an annual timetable of corporate events, containing, at a minimum, the date of (a) acts and corporate events, (b) public meetings with analysts and other applicable parties, and (c) disclosure of financial information scheduled for the next fiscal year, Any changes in scheduled events must be notified to the B3 and to the public at least 5 days in advance;
•	Hold at least one annual meeting with market analysts and any other interested parties to disclose information about their economic and financial situation, projects and perspectives;
•	Prepare, disclose and submit to the B3, a securities trading policy and a code of conduct establishing the values and principles that guide the Company, the controlling shareholder, the members of the
170

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

Under Brazilian Corporate Law, a corporation is either public (‘companhia aberta’), such as we are, or a closed company (‘companhia fechada’). All public companies, including us, are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded on the Brazilian stock exchanges or in the Brazilian over-the-counter market. Our common shares are listed and traded on the B3 and may be traded privately subject to some limitations between individuals in which a financial institution registered with the CVM serves as intermediary.

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

CEMIG’s Compliance and Corporate Governance System

CEMIG seeks to keep its compliance and corporate governance system aligned to best market practices. Over recent years, the Company has been enhancing its system of governance. This now includes all the requirements specified in Federal Law 13,303/16 (‘the State Companies Law’). Under this law, all companies that are controlled or partly owned by the state, and their subsidiaries, have the obligation to comply with new rules on corporate governance, contracting of outsourced entities or individuals, and public competitions.

CEMIG now includes the following practices of good governance and compliance demanded by this legislation:

1.       The Board of Directors is responsible for ensuring implementation and supervision of our systems of risk management and internal controls.

2.       At least 25% of the Board of Directors must be independent.

3.       We have an Audit Committee.

4.       The CEO has the responsibility of directing compliance and corporate risk management.

5.       The members of the Board of Directors, the Executive Board and the members of committees formed under the by-laws must be submitted to individual and collective performance evaluation annually.

6.       The head of the Internal Audit Unit may be appointed, and dismissed, only by the Board of Directors, in both cases only with due justification, and must be chosen from among the Company’s career employees.

7.       Adaptation of the Company to the General Data Protection Law (LGPD), with a structure dedicated to the subject, and designation of an Official Responsible for Data Protection.

As well as adopting good corporate governance and compliance practices, CEMIG has a group of policies that establish directives for related subjects. These include:

CEMIG´s Anti-fraud Policy; the Related Party Transactions Policy; the Nominations and Eligibility Policy; the Governance and Management Policy for Non-controlled Investees; the Conflict of Interests Policy; the Data Privacy Policy for Clients and the Public; the Data Privacy Policy for Employees, Suppliers and Service Providers; and the Corporate Risks Management and Compliance Policy.

CEMIG’s Compliance Policy comprises consolidation of the directives that aim to assure the Company’s commitment to adoption of a high standard of integrity and compliance with rules and the law, in the conduct of its business. CEMIG’s commitment to the concept and principle of Integrity is one of its Values, approved by the Board of Directors. The following are objectives of CEMIG’s Compliance Policy:

•	To create and maintain an organizational culture that encourages ethical conduct and commitment to best compliance practices, and obedience to internal and external rules (a ‘compliance culture’);
•	To prevent, detect and respond to any failings in compliance with CEMIG’s internal and external rules, and any deviations of conduct; and
•	To concentrate on mitigation of compliance risks prioritized by the Company.

The Compliance Policy establishes the directives and means for achieving these objectives, including among other matters: the role of Senior Management and the Company’s leadership; maintenance of documented rules and procedures; training and teaching in communication; implementation of internal controls; and availability of channels for consultations and reports of adverse behavior.

In terms of anti-corruption action, the Company’s most significant risks relating to fraud and corruption have been mapped, documented and approved by Senior Management. In this mapping process, probabilities of materialization of risks are estimated, in accordance with their causes and the severity of the consequences if they occur, and the internal controls and measures related to mitigation of each risk are mapped.

Three areas – Compliance; Risk Management and Internal Controls; and Privacy and Data Protection – are responsible for coordinating the related processes in the company and supporting the individuals responsible for each area of risk and controls. The Internal Audit unit is responsible for periodically checking the compliance and effectiveness of functioning of the Company’s systems of internal controls, compliance and risk management, including the risks and controls related to prevention of and combating corruption.

On its corporate intranet, CEMIG makes a group of rules and procedures permanently available to employees, which orient appropriate conduct by employees in management of processes and execution of all their activities.

The Company also has an Anonymous Reporting Channel, an Ombudsman, and an Ethics Committee, which are accessible for interactions with their internal and external public and able to record and deal with any ethical irregularities or dilemmas affecting operations.

Matters related to compliance are continually dealt with through the Company’s internal channels and mechanisms for communication and training. For this, we use several internal channels, including email, the intranet, the Leadership Channel, banners and WhatsApp. In 2020, with the impacts of the pandemic on the work environment, online means of communication were extremely important tools for increasing internal communications. We covered a range of subjects through articles, texts and videos, aiming to take highly important contents on the culture of integrity and compliance to everyone in the Company. Internal Policies and Procedures were also widely disseminated through these channels.

Training sessions in compliance are made available periodically to the Company’s employees. Training courses were held in 2020 on Moral and Sexual Harassment in the Workplace, and Prevention of Fraud and Corruption. Also, all employees must mandatorily receive the training on CEMIG’s Code of Conduct, every year.

In 2019 and 2020, CEMIG carried out its Compliance Maturity Survey. The aim of this survey is to assess the levels of knowledge on what compliance is, on CEMIG’s Compliance Policy, on adherence to our values (culture), and on employees’ perception in terms of CEMIG’s procedures for prevention, detection and response that are currently in place. Together, these dimensions express the maturity of compliance in the Company. The data resulting from the survey show us that there is attention and commitment on the part of employees in relation to compliance culture and behavior, recognition of its importance, and growing interest in the subject.

Finally, we highlight that CEMIG is a signatory to the UN Global Compact, of which principle number 10 is: ‘Work against corruption in all its forms, including extortion and bribery’; and of the Entrepreneurs’ Pact for Integrity and Against Corruption, organized by the Ethos Institute of Brazil.

Memorandum and Articles of Association

By-laws

We are a state-controlled company registered under the laws of Brazil. The registration number (‘NIRE’) given to us by the Board of Trade of Minas Gerais (Junta Comercial do Estado de Minas Gerais, or ‘Jucemg’) is 7968077. Set forth below is a brief summary of certain significant provisions of (i) our by-laws, as amended by our general and special shareholders’ meeting on July 31, 2020 and (ii) Brazilian Corporate Law. The description of our by-laws contained herein does not purport to be complete and is qualified by reference to our by-laws, which have been filed as an exhibit to this annual report.

Objects and purpose

As described in Clause 1 of its by-laws, CEMIG was incorporated with four main objects:

i.To	build, operate and commercially operate systems of generation, transmission, distribution and sale of energy, and related services;
ii.To	operate in the various fields of energy, from whatever source, with a view to economic and commercial operation;
iii.To	provide consultancy services within its field of operation to companies in and outside Brazil; and
iv.To	carry out activities directly or indirectly related to its objects, including the development and commercial operation of telecommunication and information systems, technological research and development, and innovation.

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

Minority Shareholders

Our by-laws provide that the preferred and minority common shareholders are entitled to elect one member to the Board of Directors, respectively, in a separate vote in accordance with the applicable legislation, as more fully described in ‘—Rights of Shareholders—Rights of Minority Shareholders.’

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

•	To changes the by-laws;
•	To elect or dismiss, at any time, the members of the company’s management or Fiscal Council or committee, subject to sub-item II of Article 142 of the Corporate Law;
•	Annually, to receive the accounts of management, and to decide on the financial statements presented by them;
•	To authorize issuance of debentures;
•	To suspend exercise of shareholders’ rights;
•	To decide on valuation of goods or assets that a shareholder provides for formation of the share capital;
•	To authorize issuance of ‘founder’s shares’;
•	To decide on transformation, merger, absorption or split of or by the company, its dissolution or liquidation; To elect or dismiss liquidators, and take decisions on their accounts; and
•	To authorize the managers to admit bankruptcy or seek concordats.

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

Subject to provisions of the Corporate Law and our by-laws, our Board of Directors may routinely call our General Meetings of Shareholders. General Meetings of Shareholders may also be called:

•	By the Fiscal Council, if the Board of Directors omits to call the General Meeting within one month from the date on which this has been requested of it, in accordance with the applicable law, or a General Meeting at any moment in the event that serious and urgent matters affect our Company;
176

•	By any shareholder, whenever the Board of Directors omits to call the General Meeting of Shareholders within 60 days from the date on which this has been requested of it in accordance with the Brazilian Corporate Law or our by-laws;
•	By shareholders holding at least 5% of the share capital, in the event that the Board of Directors omits to call the General Meeting within 8 calendar days from receipt of a request from these shareholders to call a General Meeting, with indication of the matters to be discussed; or,
•	By any holders of at least 5% of our voting stock or 5% of the shareholders without the right to vote, if our Board of Directors omits to call the General Meeting of Shareholders within 8 calendar days from receipt of a request from said shareholders to install the Fiscal Council.

Remote voting procedure

Pursuant to CVM Instruction No. 561, it is mandatory that remote voting – an absentee ballot system – should be available for Ordinary (Annual) General Meetings and Extraordinary General Meetings of Shareholders held to elect members of the Board of Directors or the Fiscal Council.

Shareholders may exercise the vote in General Meetings by filling in the Remote Voting Statement (Boletim de Voto à Distância, or ‘BVD’), which must contain all the subjects to be decided. The BVD may be delivered through the custody agent, through the administrator for book-entry shares, or directly at the Company.

The objective of remote voting is to increase shareholders’ participation in general meetings, by facilitating the process of voting/representation. It also enables reduction of the costs of attending meetings and representation in them. In accordance with the provisions of the legislation, CEMIG is adopting remote voting as from the start of the current year.

The Board of Directors

Our by-laws require our Board of Directors to have nine members. One must be appointed Chair of the Board, and one Deputy Chair.

Key functions specific to the Board of Directors include the following:

•	To set the general orientation of the Company’s business;
•	To elect, dismiss and evaluate the Executive Officers of the Company, in accordance with the applicable legislation, subject to the by-laws;
•	To approve the policy on transactions with the related parties;
•	To decide, upon proposal by the Executive Board, on disposal of, or placement of a charge upon, any of the Company’s property, plant or equipment, and on the Company giving any guarantee to any third party of which the individual value is equal to 1% or more of the Company’s Shareholders’ equity;
•	To decide, upon proposal by the Executive Board, on the Company’s investment projects, signing of contracts and other legal transactions, contracting of loans or financing, or the constitution of any obligations in the name of the Company which, individually or jointly, have value equal to 1% or more of the Company’s Shareholders’ equity, including injections of capital into wholly-owned or other subsidiaries or affiliates or the consortia in which the Company participates;
•	To call the General Meeting of Shareholders;
•	To monitor and inspect the management by the Executive Board: the Board of Directors may, at any time, examine the books and papers of the Company, and request information on contracts entered into or in the process of being entered into, and on any other administrative facts or acts which it deems to be of interest to it;
•	To give a prior opinion on the Executive Board’s report of management and accounts of the Company;
•	to choose and to dismiss the Company’s auditors, from among companies with international reputation that are authorized by the Securities Commission (CVM) to audit listed companies, subject to statement of position by the Fiscal Council;
177

•	To authorize, upon proposal by the Executive Board, opening of administrative tender proceedings, or proceedings for dispensation or non-requirement of tender, or of non-applicability of the duty to tender, and the corresponding contracting, when the amount is more than 1% or more of the Company’s Shareholders’ equity, or more than R$100,000,000.00, as adjusted annually by the IPCA Inflation Index, if positive;
•	Upon proposal by the Executive Board, to authorize filing of legal actions, or administrative proceedings, or entering into court or out-of-court settlements, for amounts equal to 1% or more of the Company’s Shareholders’ equity;
•	To authorize the issuance of securities in the Brazilian or external market, for raising of funding in the form of non-convertible debentures, promissory notes, commercial papers and other instruments;
•	To approve the Long-term Strategy, the Multi-year Business Plan and the Annual Budget, and alterations and revisions to them;
•	Annually, to set the directives and establish the limits, including financial limits, for spending on personnel, including concession of benefits and collective employment agreements, subject to the competency of the General Meeting of Shareholders and subject to the Annual Budget;
•	To authorize the exercise of the right of preference and rights under shareholders’ agreements or voting agreements in wholly-owned or other subsidiaries or affiliates and the consortia in which the Company participates, except in the cases of the wholly-owned subsidiaries CEMIG Distribuição S.A. and CEMIG Geração e Transmissão S.A., for which the General Meeting of Shareholders has the competency for decision on these matters;
•	To approve participation in the share capital of, and constitution or extinction of, any company, undertaking or consortium;
•	To approve, in accordance with its Internal Regulations, the institution of committees supporting the Board of Directors – the opinions or decisions of which are not a necessary condition for decision on the matters by the Board of Directors;
•	To accompany the activities of internal auditing;
•	To discuss, approve and monitor decisions that involve corporate governance practices, relationship with interested parties, people management policy and code of conduct;
•	To ensure implementation of, and to supervise, the systems for management of risks and internal controls established for the prevention and mitigation of the principal risks to which the Company is exposed, including the risks related to safety and security of accounting and financial information and the occurrence of corruption or fraud;
•	To establish an information disclosure policy to mitigate the risk of contradiction between the various areas and the managers of the Company;
•	To make statements on any increase in number of the Company’s own staff, concession of benefits or advantages, or revision of a salaries and careers plan, including alteration in the amount paid for commissioned posts or free appointments, and compensation of Chief Officers;
•	To appoint, and to dismiss, in both cases with grounds, the head of the Internal Audit Unit, from among the Company’ career employees;
•	To elect the members of the Audit Committee, at the first meeting held after the Annual General Meeting, and to dismiss them, at any time, upon vote given with grounds by absolute majority of the members of the Board of Directors;
•	To arrange for analysis, every year, of the success in meeting targets and results in execution of the Multi-year Business Plan and the Long-term Strategy, and to publish its conclusions and state them to the Legislative Assembly of Minas Gerais State and to the Minas Gerais State Audit Court; and
•	To approve the complementary policies, including the policy on holdings, in accordance with the terms of these by-laws.

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

Redemption Rights

Brazilian Corporate Law provides that, under limited circumstances, a shareholder has the right to withdraw his or her equity interest from the company and to receive payment for the portion of shareholder’s equity attributable to his or her equity interest. Our common shares and preferred shares are not redeemable, with the exception that a dissenting shareholder is entitled under Brazilian Corporate Law to obtain redemption in the event of any of the following decisions being made at a shareholders’ meeting by shareholders representing at least 50% of the voting shares:

•	Creating preferred shares or increasing an existing class of preferred shares without maintaining the existing ratio with the remaining class of preferred shares, unless when already set forth in or authorized by the bylaws (1);
•	To modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than the existing classes of preferred shares (2);
•	To reduce the mandatory distribution of dividends (3);
•	To change the Company’s purpose (4);
•	To merge into another company or to consolidate with another company, subject to the conditions set forth in Brazilian Corporate Law (5);
•	To transfer all of our shares to another company in order to make us a wholly-owned subsidiary of that company, known as ‘incorporação de ações’ (6);
•	To approve acquisition of the control of another company at a price that exceeds certain limits set out in Brazilian Corporate Law (7);
•	To split up, subject to the conditions set forth in Brazilian Corporate Law (8);
•	To transform the Company into another type of company (9);
•	To participate in a centralized group of companies, as defined under Brazilian Corporate Law and subject to the conditions set forth therein (10);

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

Exchange Controls

There are no restrictions on the ownership of preferred shares or common shares of non-financial institutions by legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of preferred shares or common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation, which generally requires, among other things, that you register the relevant investment with the Central Bank and the CVM. Such restrictions on the remittance of foreign capital abroad may hinder or prevent the custodian for our common shares represented by our ADSs or the holders of our common shares from converting dividends, distributions or the proceeds from any sale of these shares into U.S. dollars and remitting the U.S. dollars abroad. Holders of our ADSs couldbe adversely affected by delays in, or refusal to grant any, required government approval to convert Brazilian currency payments on the common shares underlying our ADS and to remit the proceeds abroad.

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

As of January 1, 2016, foreign investors that intend to be registered with the CVM shall fulfill the requirements under CVM Instruction No. 560/2015. In accordance with CMN Resolution No. 4,373/2014, the definition of a foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad. In order to become a 4,373 Holder, a foreign investor must:

•	Appoint at least one representative in Brazil, with powers to perform actions relating to its investment;
•	Appoint an authorized custodian in Brazil for its investments, which must be a financial institution or entity duly authorized by the Central Bank or CVM;
•	Appoint a tax representative in Brazil;
•	Through its representative in Brazil, register itself as a foreign investor with the CVM;
•	Through its representative in Brazil, register its foreign investment with the Central Bank; and
•	Be registered with the Federal Tax Authority (‘Secretaria da Receita Federal’), or the ‘RFB’, pursuant to RFB Normative Instruction 1,634/2016, enacted on May 06, 2016, and RFB Normative Instruction No. 1,548/2015, enacted on February 13, 2015.

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

In the event that a holder of Preferred ADSs exchanges such Preferred ADSs for preferred shares, or a holder of Common ADSs exchanges such Common ADSs for common shares, such investment will need to be registered with the Central Bank, according to Resolution No. 4,373. Thereafter, the holder may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, the preferred shares or the common shares, unless the holder is a duly qualified investor under Resolution No. 4,373 by registering with the CVM and the Central Bank and appointing a representative in Brazil. If not so registered, the holder will be subject to less favorable Brazilian tax treatment than a holder of Preferred ADSs or Common ADSs. Regardless of qualification under Resolution No. 4,373, residents in tax havens are subject to less favorable tax treatment than other foreign investors. See ‘—Taxation—Brazilian Tax Considerations.’

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

Taxation

The following summary contains a description of certain Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of preferred shares, common shares, and Preferred ADSs or Common ADSs by a United States person, as defined in section 7701(a)(30) of the Internal Revenue Code of 1986, or the Code, as amended, or a holder that otherwise will be subject to U.S. federal income tax on a net income basis in respect of preferred shares, common shares, Preferred ADSs or Common ADSs, which we refer to as a U.S. holder, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase preferred shares, common shares, Preferred ADSs or Common ADSs. In particular this summary deals only with U.S. holders that will hold preferred shares, common shares, Preferred ADSs or Common ADSs as capital assets and does not address the tax treatment of U.S. holders that own or are treated as owning 10% or more of the total combined voting power of all classes of stock entitled to vote of the Company or 10% or more of the total value of shares of all classes of stock of the Company or that may be subject to special tax rules, such as banks or other financial institutions, insurance companies, retirement plans, regulated investment companies, real estate investment trusts, dealers in securities or currencies, brokers, traders in securities that elect to mark to market, tax-exempt organizations, persons liable for alternative minimum tax, ‘pass-through entities’ such as partnerships or persons that will hold preferred shares, common shares, Preferred ADSs or Common ADSs as part of a hedging transaction, constructive sale transaction, position in a ‘straddle’ or a ‘conversion transaction’ for tax purposes, and persons that have a ‘functional currency’ other than the U.S. dollar. If an entity treated as a partnership for U.S. federal income tax purposes invests in our preferred shares, common shares, Preferred ADSs or Common ADSs, the U.S. federal income tax considerations relating to such investment will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners relating to the purchase, ownership and disposition of such shares or ADSs. This summary, as relates to U.S. tax considerations, does not describe any implications under U.S. state or local tax law, non-U.S. tax law, or the federal estate tax or gift tax. U.S. shareholders should consult their own tax advisors regarding such matters.

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

Payments of ‘Interest on capital’– Law No. 9,249, enacted on December 26, 1995, as amended, enables Brazilian corporations to make distributions to shareholders, in Brazilian currency, of a payment referred to as Interest on capital (‘Juros sobre Capital Próprio’). The payment is calculated based on multiplying the value of the company’s Shareholders’ equity by the Federal Government’s ‘TJLP’, as set forth by the Central Bank, and payments up to such an amount may be deducted by the company as an expense when calculating its profit that will be taxable by income tax and the Social Contribution Tax, subject to the deduction not exceeding the greater of:

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

Although interpretation of the current Brazilian tax legislation might lead to the conclusion that the concept of ‘privileged tax regime’ should apply only for the purposes of rules to govern transfer pricing in Brazil, it is unclear whether such concept would also apply to other types of transaction, such as investments carried out in the Brazilian financial and capital markets for the purposes of this law. In the event that the ‘privileged tax regime’ concept is interpreted to be applicable to transactions carried out in the Brazilian financial and capital markets, this tax law would accordingly result in the imposition of taxes on a Non-Brazilian-Resident Holder that meets the privileged tax regime requirements in the same way as is applicable to a Nil or Low Taxation Jurisdiction. Current and prospective investors should consult with their own tax advisors regarding the consequences of the implementation of Law 9,430 enacted on December 27, 1996, as amended, and of any related Brazilian tax law or regulation concerning the concepts of ‘Nil or Low Taxation Jurisdiction’ or ‘privileged tax regimes’.

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

Capital gains realized by non-Brazilian holders on the disposal of shares sold on the Brazilian stock exchange (which includes the transactions carried out on the official over-the-counter market) are subject to:

•	Withholding income tax at a zero percent rate, when realized by a non-Brazilian holder that (i) has registered its investment in Brazil whit the Central Bank under the rules of the Brazilian Monetary Council, (‘CMN’) (‘Resolution No. 4,373 enacted on September 29, 2014’), or a Registered Holder, and (ii) is not a Nil or Low Taxation Jurisdiction Holder;
•	In all other cases, including gains realized by a Non-Resident Holder that is not a Registered Holder and/or is a resident of or domiciled in a Nil or Low Taxation Jurisdiction, subject to income tax at a 15.0% rate. In this case, a withholding income tax of 0.005% shall be applicable and can be offset against any income tax due on the capital gain.

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

Upon receipt of the underlying preferred shares in exchange for Preferred ADSs or the underlying common shares in exchange for Common ADSs, non-Brazilian holders may also elect to register with the Central Bank the U.S. dollar value of such preferred shares or common shares as a foreign portfolio investment under CMN Resolution No. 4,373/2014, which will entitle them to the tax treatment referred to above in connection with ‘U.S. market investors’.

Alternatively, the non-Brazilian holder is entitled to register with the Central Bank the U.S. dollar value of such preferred shares or common shares as a foreign direct investment under Law No. 4,131/62, in which case the respective sale would be subject to the tax treatment referred in the section ‘Taxation of Gains’.

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

Taxation of foreign exchange transactions—Brazilian law imposes Financial Transactions Tax ("Imposto sobre Operações Financeiras, or ‘IOF’) on foreign exchange transactions (known as the IOF/Câmbio, or ‘FX IOF’), on conversion of Reais into foreign currency or vice-versa. The currently applicable rate of this tax for almost all foreign exchange transactions is 0.38%. However, exchange transactions carried out for the inflow of funds in Brazil for investments in the Brazilian financial and capital market made by a foreign investor (including a Non-Resident Holder, as applicable) are subject to IOF/Exchange at a 0%. The IOF/Exchange rate will also be 0% for the outflow of funds from Brazil related to these types of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market.

Notwithstanding the said rates of the FX IOF tax in effect on the date of publication hereof, the Finance Ministry is authorized by law to increase the rate of this tax up to a maximum of 25% of the value of the transaction, but only for future transactions.

Taxation on transactions relating to securities—Brazilian legislation imposes a tax on financial transactions relating to securities (referred to as the IOF tax on Securities, or ‘IOF/Títulos’), including transactions made on Brazilian stock exchanges.

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

Taxation of Distributions—Subject to the discussion below under ‘Passive Foreign Investment Company Rules’, distributions with respect to the shares or the ADSs (other than distributions in redemption of the shares subject to Section 302(b) of the Code or in a liquidation of the Company) will, to the extent made from current or accumulated earnings and profits of the Company as determined under U.S. federal income tax principles, constitute dividends. A distribution also includes distributions characterized as interest attributable to shareholders’ capital for Brazilian law purposes and the amount of any Brazilian taxes withheld on any such distribution, if any, even though a U.S. holder will not receive such amount as part of their distribution. Whether current or accumulated earnings and profits will be sufficient for all such distributions on the shares or ADSs to qualify as dividends depends on the future profitability of the Company and other factors, many of which are beyond the control of the Company. To the extent that such a distribution exceeds the amount of the Company’s earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in the shares or ADSs, and thereafter as capital gains. As used below, the term ‘dividend’ means a distribution that constitutes a dividend for U.S. federal income tax purposes. The Company does not currently intend to continue the calculations of its earnings and profits under U.S. federal income tax principles. Accordingly, U.S. holders should expect that all distributions made with respect to the shares or ADSs will generally be treated as dividends. Cash dividends (including distributions characterized as interest attributable to shareholders’ capital for Brazilian law purposes and amounts withheld in respect of Brazilian taxes) paid with respect to:

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

Dividends will generally constitute foreign source income and will generally constitute ‘passive category income’ or, in the case of certain U.S. holders, ‘general category income,’ for foreign tax credit purposes. In the event Brazilian withholding taxes are imposed on such dividends, such taxes may be treated as a foreign income tax eligible, subject to generally applicable limitations and conditions under U.S. federal income tax law, for a credit against a U.S. holder’s U.S. federal income tax liability (or at a U.S. holder’s election, may be deducted in computing taxable income). The calculation and availability of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a U.S. holder’s particular circumstances. U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits with respect to Brazilian withholding taxes.

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

Qualified Dividend Income – Notwithstanding the foregoing, certain dividends received by individual U.S. holders that constitute ‘qualified dividend income’ currently may be subject to a reduced maximum marginal U.S. federal income tax rate. Qualified dividend income generally includes, among other dividends, dividends received during the taxable year from ‘qualified foreign corporations’. In general, a foreign corporation is treated as a qualified foreign corporation with respect to any dividend paid by the corporation with respect to shares of the corporation that are readily tradable on an established securities market in the United States. For this purpose, a share is treated as readily tradable on an established securities market in the United States if an ADR backed by such share is so traded.

Notwithstanding this previous rule, dividends received from a foreign corporation that is a passive foreign investment company (as defined below under ‘Passive Foreign Investment Company Rules’) in either the taxable year of the corporation in which the dividend was paid or the preceding taxable year will not constitute qualified dividend income. In addition, the term ‘qualified dividend income’ will not include, among other dividends, any (i) dividends on any share or ADS which is held by a taxpayer for 60 days or less during the 121-day period beginning on the date which is 60 days before the date on which such share or the shares backing the ADS become ex-dividend with respect to such dividends (as measured under section 246(c) of the Code) or (ii) dividends to the extent that the taxpayer is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. Moreover, special rules apply in determining a taxpayer’s foreign tax credit limitation under section 904 of the Code in the case of qualified dividend income.

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

Subject to the discussion below under – ‘Passive Foreign Investment Company Rules’, gains or losses realized by a U.S. holder on the sale, redemption or other taxable disposition of shares or ADSs will be subject to U.S. federal income taxation as capital gains or losses in an amount equal to the difference between such U.S. holder’s basis in the shares or the ADSs and the amount realized on the disposition in the case of the shares as determined in U.S. dollars. Gains or losses recognized by a U.S. holder on such a sale, redemption or other taxable disposition generally will be long-term capital gains or losses if, at the time of the sale or other taxable disposition, the shares or ADSs, as applicable, have been held for more than one year. Certain non-corporate U.S. holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes.

A gain realized by a U.S. holder on a sale, redemption or other taxable disposition of shares or ADSs, including a gain that arises because the U.S. holder’s basis in the shares or ADSs has been reduced because a distribution is treated as a return of capital rather than as a dividend, generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Accordingly, if Brazilian withholding tax or income tax is imposed on the sale, redemption or other disposition of shares or ADSs as described in — ‘Taxation—Brazilian Tax Considerations’, such tax generally will not be available as a credit for the U.S. holder against U.S. federal income tax unless the U.S. holder has other income treated as derived from foreign sources, in the appropriate category, for purposes of the foreign tax credit rules.

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

Passive Foreign Investment Company Rules – Certain adverse U.S. federal income tax rules generally, apply to a U.S. person that owns or disposes of stock in a non-U.S. corporation that is classified as a passive foreign investment company (a ‘PFIC’). In general, a non-U.S. corporation will be classified as a PFIC for any taxable year during which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either (i) 75% or more of the non-U.S. corporation’s gross income is ‘passive income’ or (ii) 50% or more of the gross value (determined on a quarterly basis) of the non-U.S. corporation’s assets produce passive income or are held for the production of passive income. For these purposes, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions (other than certain active business gains from the sale of commodities). In determining whether a non-U.S. corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

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

Tax on Net Investment Income – A U.S. holder that is an individual, an estate or a trust (other than a trust that falls into a special class of trusts that is exempt from such tax) will be subject to a 3.8% tax on the lesser of (i) the U.S. holder’s ‘net investment income’ (in the case of individuals) or ‘undistributed net investment income’ (in the case of estates and trusts) for the relevant taxable year and (ii) the excess of the U.S. holder’s ‘modified adjusted gross income’ (in the case of individuals) or ‘adjusted gross income’ in the case of estates and trusts) for the taxable year over a certain threshold (which, in the case of individuals, will be between $125,000 and $250,000 depending upon the individual’s circumstances). A U.S. holder’s net investment income will generally include its dividend income on the shares or ADSs, and its net gains from the disposition of the shares or ADSs. U.S. holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to their income and gains in respect of the shares or ADSs.

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

Disclosure Requirements for Specified Foreign Financial Assets – Certain U.S. holders that own certain ‘specified foreign financial assets’ with an aggregate value in excess of US$50,000 on the last day of the tax year or US$75,000 at any time during the tax year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. ‘Specified foreign financial assets’ generally include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. U.S. holders who fail to report on their specified foreign financial assets could be subject to substantial tax penalties. U.S. holders should consult their own tax advisors regarding the application of these information reporting rules to the ADSs or shares, including the application of these rules to their own particular circumstances.

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

Difficulties of Enforcing Civil Liabilities against Non-U.S. Persons

We are a state-controlled mixed capital company established under the laws of Brazil. All of our executive officers and directors presently reside in Brazil. In addition, substantially all of our assets are located in Brazil. As a result, it will be necessary for holders of Preferred ADSs or Common ADSs to comply with Brazilian law in order to obtain an enforceable judgment against our executive officers or directors or our assets. It may not be possible for holders of Preferred ADSs or Common ADSs to effect service of process within the United States upon our executive officers and directors, or to enforce in the United States judgments against these persons obtained in U.S. courts based upon civil liabilities of these persons, including any judgments based upon U.S. federal securities laws, to the extent these judgments exceed these persons’ U.S. assets. We have been advised by Brazilian counsel, Rolim, Viotti, Goulart, Cardoso Advogados, that judgments of U.S. courts for civil liabilities based upon the federal securities laws of the United States may be, subject to the requirements described below, enforced in Brazil to the extent Brazilian courts may have jurisdiction. A judgment against the Company, or the persons described above, obtained outside Brazil, is subject to confirmation by the Brazilian Superior Court of Justice, without reconsideration of the merits. That confirmation will occur if the foreign judgment:

•	Fulfills all formalities required for its enforceability under the laws of the country where the foreign judgment is granted;
•	Is issued by a competent court after proper service of process is made, or after sufficient evidence of the parties’ absence has been given, as established pursuant to applicable Law;
•	Is not subject to appeal;
•	Is for the payment of a specified amount;
•	Except if otherwise provided in the Apostille Convention, is authenticated by a Brazilian consular officer in the country where the foreign judgment is issued and is accompanied by a sworn translation into Portuguese; and
•	Is not contrary to Brazilian national sovereignty, public policy, public morality or human dignity.

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
193

A plaintiff (whether Brazilian or non-Brazilian) residing outside Brazil during the course of litigation in Brazil must, in order to cover court costs and legal fees, provide a bond or if the plaintiff does not own any real property in Brazil, a guarantee. The bond must have a value sufficient to satisfy the payment of court fees and the defendant’s attorney fees, as determined by a judge in Brazil. This requirement does not apply to a proceeding to enforce a foreign judgment, which has been confirmed by the STJ (“Superior Tribunal de Justiça”).

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk resulting from foreign currency exchange rates and interest rates fluctuations.

Foreign exchange risk results from certain of our loans and financing being denominated in currencies (primarily the U.S. dollar) other than the currency in which we earn revenues (the Brazilian Real). See “Item 5. Operating and Financial Review and Prospects – Critical Accounting Policies”.

Exchange Rate Risk

On December 31, 2020, R$7,866 million, representing 52.37% of our outstanding indebtedness, were denominated in foreign currencies, of which 100.00%, was denominated in U.S. dollars. We do not have substantial revenues denominated in any foreign currencies and, due to regulations that require us to keep excess cash on deposit in Real-denominated accounts at Brazilian banks; we do not have monetary assets denominated in foreign currencies.

In 2020, a hypothetical 25% and 50% depreciation of the Real against the U.S. dollar would result in an additional annual rate expense, of approximately R$1,972 million and R$3,940 million, respectively, reflecting the increased cost in Reais of foreign currency-denominated indebtedness from loans, financing and debentures, compared to probable scenario. This sensitivity analysis assumes a simultaneous unfavorable 25% and 50% fluctuation in each of the exchange rates affecting the foreign currencies in which our indebtedness is denominated.

The foreign exchange variations of the acquisition of energy from Itaipu is balanced by the CVA and Other financial components in tariff adjustment. This amount is passed through to customers in next tariff adjustment. Thus, this exposure affects the cash flow of the year, but does not affect the result of the year.

The table below provides summarized information regarding our exposure to exchange rate risk as of December 31, 2020:

U.S. Dollar:	(in millions of R$)
Financing	7,866
Supplier (Itaipu)	325
8,191
Other Currencies:
Financing	-
Net liabilities exposed to exchange rate risk	8,191

Swap transactions

On December 31, 2020 we had R$7,854 million in loans and financing outstanding that we use derivative instruments (swaps) to protect the servicing associated with these debts (principal plus interest).

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

The table presents the derivative instruments contracted by the Company as of December 31, 2020:

Assets (1)	Liability (1)	Maturity period	Trade market	Notional amount (2)	Unrealized gain/loss
					Carrying amount 2020	Fair value 2020
US$ exchange variation + Rate (9.25% p.y.)	Local currency + R$150.49% of CDI	Interest: Semi-annual Principal: Dec. 2024	Over the counter	US$1,000	1,772	2,110
US$ exchange variation + Rate (9.25% p.y.)	Local currency + R$125.52% of CDI	Interest: Semi-annual Principal: Dec. 2024	Over the counter	US$500	588	839
					2,360	2,949
Current asset						523
Non-current asset						2,426

(1)	For the US$1 billion Eurobond issued on December 2017: (i) for the principal, a call spread was contracted, with floor at R$3.25/US$ and ceiling at R$5.00/US$; and (ii) a swap was contracted for the total interest, for a coupon of 9.25% p.a. at an average rate equivalent to 150.49% of the CDI. For the additional US$500 issuance of the same Eurobond issued on July 2018: (1) a call spread was contracted for the principal, with floor at R$3.85/US$ and ceiling at R$5.00/US$; and (2) a swap was contracted for the interest, resulting in a coupon of 9.25% p.a., with an average rate equivalent to 125.52% of the CDI rate. The upper limit for the exchange rate in the hedge instrument contracted by the Company for the principal of the Eurobonds is R$5.00/US$. The instrument matures in December 2024. If the USD/BRL exchange rate is still over R$5.00 in December 2024, the company will disburse, on that date, the difference between the upper limit of the protection range and the spot dollar on that date. The Company is monitoring the possible risks and impacts associated with the dollar being valued above R$5.00, and assessing various strategies for mitigating the foreign exchange risk up to the maturity date of the transaction. The hedge instrument fully protects the payment of six-monthly interest, independently of the USD/BRL exchange rate.”
(2)	In million of US$.

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

Interest Rate Risk

On December 31, 2020 we had R$15,020 million in loans and financing outstanding, of which approximately R$2,383 million bear interest at rates tied to CDI rate and other floating indexes.

On December 31, 2020, we had assets, net of other liabilities leaving interest at floating rates in the amount of R$3,296 million. The assets consisted mainly of cash equivalents, as summarized in the tables below. A hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to floating rate financial assets and liabilities held on December 31, 2020 would result in a potential gain of R$33 million accounted as a finance expense in our consolidated financial statements.

Total Debt Portfolio	(in millions of R$)
Floating rate debt:
Real-denominated	7,254
Fixed Rate debt:
Foreign currency-denominated	7,866
Transaction costs ( - )	(57)
Paid interest (-)	(25)
Discount on the issuance (-)	(18)
Total	15,020

Total Portfolio	Interest Rate Risk (in millions of R$)
Assets:
Cash equivalents	1,587
Securities	4,125
Restricted Cash	64
CVA and other financial components	134
Total	5,910

Liabilities:
Financing	(2,383)
Liabilities financial components…………………………………………………………………………………...	(231)
Total liabilities	(2,614)
Total	3,296

Item 12.	Description of Securities Other than Equity Securities

American Depositary Shares

Citibank, N.A, serves as the depositary (the ‘Depositary’) for both our Common ADSs and Preferred ADSs. Holders of ADSs, any person or entity having a beneficial interest deriving from the ownership of the ADSs, and persons depositing shares or surrendering ADSs for cancellation and withdrawal of Deposited Securities (as defined in the Deposit Agreements) are required to pay to the Depositary certain fees and related charges as identified below.

The fees associated with our Common ADSs are as follows:

Service	Rate	By Whom Paid
(1) Issuance of Common ADSs upon deposit of common shares (excluding issuances as a result of distributions described in paragraph (4) below).	Up to $5.00 per 100 Common ADSs (or fraction thereof) issued.	Persons depositing common shares or persons receiving Common ADSs.
(2) Delivery of Deposited Securities, property and cash against surrender of Common ADSs.	Up to $5.00 per 100 Common ADSs (or fraction thereof) surrendered.	Persons surrendering Common ADSs for purpose of withdrawal of Deposited Securities or persons to whom Deposited Securities are delivered.
(3) Distribution of cash dividends or other cash distributions (i.e. sale of rights and other entitlements).	Up to $2.00 per 100 Common ADSs (or fraction thereof) held.	Persons to whom a distribution is made.
(4) Distribution of Common ADSs pursuant to (i) share dividends or other free share distributions, or (ii) exercise of rights to purchase additional Common ADSs.	Up to $5.00 per 100 Common ADSs (or fraction thereof) issued.	Persons to whom a distribution is made.
(5) Distribution of securities other than Common ADSs or rights to purchase additional Common ADSs (i.e., spin off shares).	Up to $5.00 per 100 Common ADSs (or fraction thereof) issued.	Persons to whom a distribution is made.
(6) Transfer of ADRs.	$1.50 per certificate presented for transfer.	Persons presenting certificate for transfer.

The fees associated with our Preferred ADSs are as follows:

Service	Rate	By Whom Paid
(1) Issuance of Preferred ADSs upon deposit of preferred shares (excluding issuances contemplated by paragraphs (3) (b) and (5) below).	Up to $5.00 per 100 Preferred ADSs (or fraction thereof) issued.	Persons for whom deposits are made or persons receiving Preferred ADSs.
(2) Delivery of Deposited Securities, property and cash against surrender of Preferred ADSs.	Up to $5.00 per 100 Preferred ADSs (or fraction thereof) surrendered.	Persons surrendering Preferred ADSs or making withdrawal.
(3) Distribution of (a) cash dividend or (b) Preferred ADSs pursuant to share dividends (or other free distribution of share).	No fee, as long as prohibited by the exchange upon which the Preferred ADSs are listed. If the charging of such fee is not prohibited, the fees specified in (1) above shall be payable in respect of a distribution of Preferred ADSs pursuant to share dividends (or other free distribution of share) and the fees specified in (4) below shall be payable in respect of distributions of cash.	Persons to whom a distribution is made.
(4) Distribution of cash proceeds (i.e., upon sale of rights and other entitlements).	Up to $2.00 per 100 Preferred ADSs (or fraction thereof) held.	Persons to whom a distribution is made.
(5) Distribution of Preferred ADSs pursuant to exercise of rights.	Up to $5.00 per 100 Preferred ADSs (or fraction thereof) issued.	Persons to whom a distribution is made.

Direct and indirect depositary payments.

We have an agreement with the Depositary to reimburse the Company, up to a limited amount, for certain expenses in connection with our ADR programs, including listing fees, legal and accounting expenses, proxy distribution costs and investor relation related expenses. These reimbursements for the year ended December 31, 2020 totaled a net amount of approximately US$0.958 million, after deduction of applicable U.S. taxes, in the amount of US$0.404 million.

PART II

Item 13.	Defaults, Dividend Arrears and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and procedures

(a)       Assessment of Controls and Procedures for Disclosure

Our Executive Board, including our Chief Executive Officer (‘CEO’) and Chief Financial and Investor Relations Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31 2020, and have concluded that because of the material weakness in our internal control over financial reporting as discussed below in Item 15 (b), these controls and procedures were not effective.

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time period specified in the SEC rules and forms. These disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit is accumulated and communicated to management of the Company, including the principal executive officer and financial officer, as appropriate to allow timely decisions regarding required disclosure. In light of the material weaknesses discussed below, we performed additional analysis and other post-closing procedures to ensure our consolidated financial statements are prepared in accordance with generally accepted accounting principles. Accordingly, our management, including our principal executive and financial officer, have concluded that the consolidated financial statements included in this Form 20-F present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS as issued by the IASB.

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

Management evaluated the internal control over financial reporting under the supervision of our CEO and Chief Financial and Investor Relations Officer, as of December 31, 2020. Management evaluated the effectiveness of our internal control over financial reporting based on the criteria set forth in the Committee of Sponsoring Organizations of Treadway Commission framework of 2013.

Based on these criteria, a material weakness was identified and management concluded that as of December 31, 2020 our internal control over financial reporting were not effective. As previously highlighted herein, this ineffectiveness has not compromised the consolidated financial statements as of December 31, 2020.

Material Weakness in Internal Control over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in the internal control over financial reporting such that there is a reasonable possibility that a material misstatement in the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Our management has identified a material weakness related to lack of identification, design and execution of relevant controls on business and financial reporting processes and information technology general controls (ITGC), to prevent or detect material misstatements of the Company’s annual or interim financial statements on a timely basis.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2020, has been audited by Ernst & Young Auditores Independentes S.S., the Company’s independent registered public accounting firm. Their audit report on management’s assessment of internal control over financial reporting as of December 31, 2020, is included below in this Form 20-F and expresses an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2020.

(c)       Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Companhia Energética de Minas Gerais – CEMIG

Opinion on Internal Control over Financial Reporting

We have audited Companhia Energética de Minas Gerais – CEMIG’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Companhia Energética de Minas Gerais – CEMIG (the Company has not maintained effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness related to the lack of identification, design and execution of relevant controls on business and financial reporting processes and information technology general controls (ITGC).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2020 consolidated financial statements, and this report does not affect our report dated April 30, 2021, which expressed an unqualified opinion thereon.

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

/s/ Ernst & Young Auditores Independentes S.S.

Belo Horizonte, Brazil

April 30, 2020

(d)       Plans for Remediation of Material Weakness

Remediation plans are in progress to assure (I) the deployment of a PAM tool (Privileged Access Manager), adoption  of procedures to revoke non-revised key-users access’s rights and (III) implementation of EDR (End-point Detection and Response) tool and CSIR (Computer Security Incident Response) procedures. Corroborating the assertiveness and timeliness of corrections and remedial actions, the Company's Internal Controls area validated with Management the anticipation of the 2021 work schedule, prioritizing actions and completing remedies in order to be tested and audited with compared to the previous years' schedule.In addition, control failures will be stratified, demonstrating the dependence and influence of other company departments on the appointments in order to act responsibly at all levels and organizational areas, acting on the root cause and mitigating the recurrence of the failure.

Item 16A.	Financial Specialist of the Audit Committee

We established an Audit Committee on June 11, 2018 in compliance with the Brazilian State Companies Law, which operates as an audit committee for the purpose of the Sarbanes-Oxley Law of 2002. Under Section 10A–3 (c) (3) of the SEC rules on audit committees of companies listed on the New York Stock Exchange, non-US issuers can opt not to have a separate audit committee made up of independent members provided that they have an established audit board or committee that has been chosen in accordance with the legal rules of its origin country, which expressly require or permit this committee or board should comply with certain obligations. The Financial Expert of our Audit Committee is Pedro Carlos de Mello and he also satisfies the independence requirements of Rule 10A-3.

Item 16B.	Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our Chief Executive Officer, Chief Finance and Investor Relations Officer, and to persons performing similar functions, members of the Board of Directors, other officers, and employees. In 2019 we made minor adjustments to our code of ethics to comply with Brazilian Law No. 13.303 of 2016, which is filed with the SEC as an exhibit to this Form 20-F, and is available on our website www.cemig.com.br. If we change the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Finance and Investor Relations Officer, and/or persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such change or waiver within five business days following the date of the change or waiver, on our website at the same address.

Item 16C.	Principal Accountant Fees and Services

Ernst &Young Auditores Independentes acted as our independent registered public accounting firm for the fiscal years ended December 31, 2020 and 2019. Fees for professional services provided by our independent auditors in each of the last three fiscal years, in each of the following categories are:

	(thousands of Reais)
Year ended December, 31	2020	2019
Audit fees	7,327	7,116
Audit-related fees	865	-
Tax fees	880	842
Total	9,072	7,958

Audit fees include the audit of our annual consolidated financial statements and internal control over financial reporting, the quarterly reviews of our consolidated interim financial statements, statutory audits of our subsidiaries and certain regulatory audits. Audit-related fees include mostly services related to the issuance of comfort letter in connection with our debentures. Tax fees refers to certain tax compliance services.

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

We rely on the general exemption from the listing standards relating to audit committees contained in Rule 10A-3(c) (3) under the Exchange Act. Our Audit Committee carries out the functions of an audit committee of the United States to the extent permitted under Brazilian law. Brazilian law requires our Audit Committee to be separate from our board of directors, and members of our Audit Committee are not elected by the Company’s management.  Brazilian law provides standards for the independence of our Audit Committee from our management. Our Audit Committee is composed of four members, one of which is member of our board of directors.

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

For more information on our corporate governance practices, see Item 9. The Offer and Listing Trading Market—Trading on the B3.

Section	NYSE Corporate Governance Rule for U.S. Domestic Issuers	Our Approach
303A.01	A listed company must have a majority of independent directors; ‘Controlled companies’ are not required to comply with this requirement.	Under Section 303A of the rules of the NYSE, ‘controlled company’ is taken to include a company in which more than 50% of the voting power is held by one individual, a group or another company. Since 50.97% of the voting share of CEMIG is held by the State of Minas Gerais, it is considered to be a controlled company. Therefore, this requirement currently does not apply to CEMIG.
303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.	The non-management directors of CEMIG do not meet at regularly scheduled executive sessions without management.
303A.04	A listed company must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. ‘Controlled companies’ are not required to comply with this requirement.	As a controlled company, CEMIG is not required to have a nominating/governance committee. Nonetheless, CEMIG has a Corporate Governance Committee, composed of dependent and independent directors, and its responsibilities are clearly defined in the internal regulations of the Board of Directors.
303A.05	A listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties; ‘Controlled companies’ are not required to comply with this requirement.	As a controlled company, CEMIG would not be required to comply with the compensation committee requirements as if it were a U.S. domestic issuer. CEMIG does not have a compensation committee.
303A.06 and 303A.07	A listed company must have an audit committee with a minimum of three independent directors that satisfy the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, with a written charter that covers certain minimum specified duties.	CEMIG exercised its prerogative under SEC Rule 10A-3 and the Sarbanes Oxley Act of 2002, which allow non-U.S. issuers not to have an Audit Committee. Our Audit Committee carries out the functions of an Audit Committee of the United States up to the limit permitted by Brazilian law.
CEMIG’s Audit Committee is a permanent body, responsible, principally, for inspection and supervision of the activities of the management and for verifying the managers’ compliance with their duties under the law and under the by-laws.
303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under Brazilian Corporate Law, shareholder preapproval is required for the adoption of equity compensation plans.
303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.	CEMIG’s listing on B3 is at Corporate Governance Level 1, and CEMIG is thus obliged to comply with the rules contained in those related regulations. In addition, CEMIG’s Manual for Disclosure and Use of Information, its Securities Trading Policy, the Internal Regulations of its Board of Directors, and its Code of Ethics outline important rules of corporate governance, which orient its management.
303A.12	Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.	CEMIG’s CEO will promptly notify the NYSE in writing after any executive officer of CEMIG becomes aware of any material non-compliance with any applicable provisions of the NYSE corporate governance rules.
204

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 17.	Financial Statements

See “Item 18. Financial Statements”.

Item 18.	Financial Statements

Reference is made to pages F-1 through F- 179 hereof.

The following financial statements are filed as part of this annual report on Form 20-F:

•	Audited Consolidated Statement of Financial Position as of December 31, 2020, 2019 and January 1, 2019;
•	Audited Consolidated Statement of Income for the years ended December 31, 2020, 2019 and 2018;
•	Audited Consolidated Statement of Comprehensive Income for the years ended December 31, 2020, 2019 and 2018;
•	Audited Consolidated Statement of Changes in Equity for the years ended December 31, 2020, 2019 and 2018;
205

•	Audited Consolidated Statement of Cash Flow for the years ended December 31, 2020, 2019 and 2018;
•	Notes to the Consolidated Financial Statements;
•	Ernst & Young Auditores Independentes S.S. (‘EY’) audited our consolidated financial statements as of and for the years ended December 31, 2020, 2019 and 2018. The financial statements of Madeira Energia S.A. as of and for the year ended December 31, 2020, 2019 and 2018 were audited by PricewaterhouseCoopers Auditores Independentes (‘PWC’)

Item 19.	Exhibits

The following documents are included as exhibits to this annual report:

No.	Description
1	Corporate by-laws of CEMIG, as amended and in effect since July 31, 2020.
2.1	Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs filed on August 20, 2001 (File No. 333-13826)). (P)
2.2	Shareholders’ Agreement, dated June 18, 1997, between the State Government and Southern, relating to the rights and obligations of owners of our shares (incorporated by reference to Exhibit 2.1 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)). (P)
2.3	Amendment No. 1 to the Second Amended and Restated Deposit Agreement, dated August 10, 2001, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs filed on June 11, 2007 (File No. 333-143636)).
2.4	Deposit Agreement, dated as of June 12, 2007, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the common share ADSs filed on May 7, 2007 (File No. 333-142654)).
2.5	The total amount of long-term debt securities of CEMIG and its subsidiaries under any one instrument does not exceed 10.0% of our total assets on a consolidated basis. We agree to furnish copies of instruments defining the rights of certain holders of long-term debt to the Securities and Exchange Commission upon request.
2.6	Indenture, dated as of December 5, 2017, among CEMIG Geração e Transmissão S.A., as issuer, Companhia Energética de Minas Gerais – CEMIG, as notes guarantor, and the Bank of New York Mellon as trustee, paying agent, transfer agent and registrar and the Bank of New York Mellon SA/NV, Luxembourg Branch, as Luxembourg Paying Agent, Luxembourg Transfer Agent and Luxembourg Listing Agent (incorporated by reference to Exhibit 8 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15224)).
4.1	Contract of Concession for Generating Electric Energy, dated July 10, 1997, between the Federal Government and us, relating to the provision of electric energy generation services to the public (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)). (P)
4.2	Contract of Concession of Electric Energy Transmission Services, dated July 10, 1997, between the Federal Government and us, relating to the transmission of electric energy to the public (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)). (P)
4.3	Second Amendment to the Energy Transmission Concession Contract, dated September 16, 2005 (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224))
4.4	Third Amendment to the Energy Transmission Concession Contract, for the Northern, Southern, Eastern, and Western geographic areas, dated April 13, 2010 (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).
4.5	Contracts of Concession of Public Service for Distribution of Electric Energy, dated July 10, 1997, between the Federal Government and us, relating to the provision of electric energy distribution services to the public (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)). (P)
206

4.6	First Amendment to the Energy Distribution Concession Contract, dated March 31, 2005 (incorporated by reference to Exhibit 4.5 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).
4.7	Second Amendment to the Energy Distribution Concession Contract, dated September 16, 2005 (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).
4.8	Contract for the Assignment of CRC Account, dated May 31, 1995, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)). (P)
4.9	First Amendment to the Contract for the Assignment of CRC Account, dated February 24, 2001, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.5 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).
4.10	Second Amendment to the Contract for the Assignment of CRC Account, dated October 14, 2002, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).
4.11	Third Amendment to the Contract for the Assignment of CRC Account, dated October 24, 2002, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).
4.12	Fourth Amendment to the Contract for the Assignment of CRC Account, dated January 23, 2006, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.14 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).
4.13	Announcement of Start of Public Distribution of Senior Units under CRC Account Securitization Fund, dated as of January 26, 2006 (incorporated by reference to Exhibit 4.15 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).
4.14	Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated August 24, 2006, between CEMIG D and Unibanco—União dos Bancos Brasileiros S.A. (incorporated by reference to Exhibit 4.18 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).
4.15	Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated April 17, 2007, between CEMIG GT and Unibanco—União dos Bancos Brasileiros S.A. (incorporated by reference to Exhibit 4.19 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).
4.16	Summary of Indenture Covering the Second Issuance of Debentures, dated December 19, 2007, between CEMIG D and BB Banco de Investimento S.A. (incorporated by reference to Exhibit 4.20 to our Annual Report on Form 20-F filed on June 30, 2008 (File No. 1-15224)).
4.17	Share Purchase Agreement, dated April 23, 2009, between CEMIG GT, Terna—Rete Elettrica Nazionale S.p.A., and CEMIG (incorporated by reference to Exhibit 4.22 to our Registration Statement on Form 20-F filed on June 19, 2009 (File No. 1-15224)).
4.18	English Summary of Share Purchase Agreement between CEMIG and Andrade Gutierrez Concessões S.A., dated December 30, 2009 (incorporated by reference to Exhibit 4.18 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).
4.19	English Summary of Share Purchase Agreement between CEMIG and Fundo de Investimento em Participações PCP, dated December 31, 2009 (incorporated by reference to Exhibit 4.19 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).
4.20	English Summary of Put Option Agreement between CEMIG and Enlighted Partners Venture Capital LLC, dated March 24, 2010 (incorporated by reference to Exhibit 4.20 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).
4.21	English Summary of Share Purchase Agreement among, Taesa, Abengoa Concessões Brasil Holding S.A. and Abengoa Participações Holding S.A., dated June 2, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).
207

4.22	English Summary of Share Purchase Agreement among, Taesa, Abengoa Concessões Brasil Holding S.A., Abengoa Construção Brasil Ltda., NTE—Nordeste Transmissora de Energia S.A. and Abengoa Participações Holding S.A., dated June 2, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).
4.23	Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated March 3, 2010, between CEMIG GT and BB – Banco de Investimento S.A. (incorporated by reference to Exhibit 4.23 to our Annual Report on Form 20-F filed on June 30, 2011 (File No. 1-15224)).
4.24	English Summary of Share Purchase Agreement between Taesa and Abengoa Concessões Brasil Holding S.A. dated March 16, 2012 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).
4.25	English Summary of Investment Agreement among RR Participações S.A., Light and Renova dated July 8, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).
4.26	English Summary of Put Option Agreement between Parati S.A. and Fundação de Seguridade Social Braslight dated July 15, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).
4.27	English Summary of Share Purchase and Sale Agreement entered into between Amazônia Energia Participações S.A. and Construtora Queiroz Galvão S.A., Construtora OAS Ltda., Contern Construções e Comércio Ltda., Cetenco Engenharia S.A., Galvão Engenharia S.A. and J. Malucelli Construtora de Obras S.A., for shares in Norte Energia S.A. dated October 25, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).
4.28	English Summary of Share Acquisition Agreement between CEMIG and the State of Minas Gerais dated December 27, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).
4.29	Summary of Indenture Covering the Public Distribution of Non-Convertible Unsecured Debentures, dated March 13, 2012, between CEMIG Geração e Transmissão S.A., HSBC Corretora de Títulos e Valores Mobiliários S.A., Banco BTG Pactual S.A. and Banco do Nordeste do Brasil S.A. (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).
4.30	Initial Announcement of Public Distribution, under the Regime of Firm Guarantee of Placement, of Unsecured Debentures Not Convertible into Shares, with Additional Guarantee, in Three Series, of the Third Issue by CEMIG D, dated March 19, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).
4.31	Initial Announcement of Public Distribution, under the Regime of Best Efforts for Placement, of Unsecured Debentures Not Convertible into Shares, with Additional Guarantee, in up to Three Series, of the Third Issue by CEMIG GT, dated March 12, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).
4.32	Summary of Private Contract for Investment in Transmission Assets, among CEMIG, CEMIG GT and Taesa dated May 17, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).
4.33	Summary of the Share Purchase Agreement between CEMIG Capim Branco Energia S.A., Suzano Papel e Celulose S.A., and Suzano Holding S.A., intervening by Comercial Agrícola Paineiras LTDA. (‘Paineiras’) e Epícares Empreendimentos e Participações LTDA. (‘Epícares’), dated March 12, 2013 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).
4.34	Summary of the Commitment Undertaking for Settlement, signed between the State of Minas Gerais and CEMIG, dated November 22, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).
4.35	Fifth Amendment to Concession Contracts No. S 002/1997–DNAEE, 003/1997–DNAEE, 004/1997–DNAEE and 005/1997–DNAEE, dated December 21, 2015, between the Federal Republic of Brazil and us, related to energy distribution service (incorporated by reference to the Form 20-F filed on November 14, 2016 (File No. 1-15224)).
4.36	Excerpts from concession contracts for energy generation Nos. 8, 9, 10, 11, 12, 13, 14, 15 and 16 between the Mining and Energy Ministry and CEMIG GT.
8	List of Subsidiaries (incorporated by reference to Exhibit 8 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15224)).
11	Statement of Ethical Principles And Code of Professional Conduct.
12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2021.
12.2	Chief Officer for Finance and Investor Relations Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2021.
208

13.1	Chief Executive Officer Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2021.
13.2	Chief Officer for Finance and Investor Relations Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2021.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

209

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Date: April 30, 2021

By:	/s/ Reynaldo Passanezi Filho
Name: Reynaldo Passanezi Filho
Title: Chief Executive Officer

By:	/s/ Leonardo George de Magalhães
Name: Leonardo George de Magalhães
Title: Chief Officer for Finance and Investor Relations

Companhia Energética de Minas Gerais – CEMIG

Consolidated Financial Statements as of December 31, 2020, 2019 and January 1st, 2019 and for each of the Years Ended December 31, 2020, 2019 and 2018 and Report of Independent Registered Public Accounting

Report Of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Companhia Energética de Minas Gerais – CEMIG

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Companhia Energética de Minas Gerais – CEMIG (the Company) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

We did not audit the financial statements of Madeira Energia S.A., a corporation in which the Company has, directly and indirectly, 15.5% interest. In the consolidated financial statements, the Company’s investment in Madeira Energia S.A. is stated at R$367 million and R$552 million as of December 31, 2020 and 2019, respectively, and the Company’s equity in the losses of Madeira Energia S.A., is stated at R$185 million in 2020, R$188 million in 2019 and R$302 million in 2018. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Madeira Energia S.A., is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 30, 2021, expressed an adverse opinion thereon.

Change in Accounting Principle

As discussed in Note 2.8 to the consolidated financial statements, the Company has elected to change its accounting policy for concession contract assets related to the transmission segment in 2020, 2019 and 2018. See below for discussion on our related critical audit matter.

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

Concession infrastructure assets

Description of the matter

As described in Notes 14, 15 and 18 to the consolidated financial statements, the Company’s concession infrastructure assets as of December 31, 2020, which are comprised by concession financial assets, contract assets and intangible assets, amounted to R$3,924 million, R$4,980 million and R$11,810 million, respectively. Accounting for concession infrastructure assets is highly dependent on information technology (IT) systems and internal controls which were ineffective due to a material weakness identified by management. As discussed above and in Note 2.8 to the consolidated financial statements, the Company has elected to change its accounting policy for concession contract assets related to the transmission segment.

Auditing the measurement of the Company’s concession infrastructure assets, including the information derived from internal controls and IT systems impacted by the material weakness identified, was complex, required the performance of incremental audit procedures and significant auditor judgement due to the subjectivity of management’s judgments when: determining the indemnifiable amounts to be reimbursed by the grantor at the end of the concession period, for concession contracts in the generation segment; determining the impacts of the change on the Company’s accounting policy for concession contract assets related to the transmission segment, including the reassessment of the discount rate for the concession contracts long-term consideration and, consequently, to the margin allocation used when recognizing revenue; and determining which expenditures are eligible for capitalization under concession contracts in the distribution segment.

How we addressed the matter in our audit

To test the measurement of the Company’s concession infrastructure assets, our audit procedures included, among others, designing and performing incremental audit procedures to test the underlying records of transaction data obtained from the IT systems impacted by the material weakness; reading concession agreements; evaluating indemnifiable amounts recorded by the Company; assessing the history of payments related to indemnification clauses made by the grantor to companies that operate in the generation segment; examining communications between the Company and the grantor throughout the year; evaluating the change in accounting policy for concession contract assets related to the transmission segment; assessing, with the support of our valuation specialists, the discount rate used in management calculation, as well as the projected financial information and methodology used when determining margin; performing a sensitivity analysis to evaluate the changes in contract assets that would result from changes in certain key underlying assumptions; testing costs incurred against supporting documentation; testing the mathematical accuracy of cash flow projections; comparing the expected consideration inputs used in management calculation with the respective concession agreement; evaluating expenditures capitalized by comparing with the terms and conditions of the concession agreement and relevant accounting standards; testing expenditures capitalized against supporting documentation and comparing expenditures capitalized against historical data and observable industry trends. We also evaluated the disclosures included in Notes 2.8, 14, 15 and 18 to the consolidated financial statements.

Impairment of investments in associates and joint ventures

Description of the matter

As described in Note 16 to the consolidated financial statements, the Company periodically assesses for impairment its investments in associates and joint ventures accounted for as investees under the equity method. In 2020, as a result of such analysis, the Company concluded that there was indication of impairment in Madeira Energia S.A., Norte Energia S.A., Renova Energia S.A. and Guanhães Energia S.A. and, consequently, proceeded with the analysis and determination of their recoverable value, recognizing losses when applicable.

Auditing the Company's impairment assessment was complex and required significant auditor judgement as estimates underlying the fair value of evaluated assets are based on assumptions affected by future market and economic conditions, and to the existence of specific circumstances related to certain associates and joint ventures’ delayed operations start-up and going concern risks.

How we addressed the matter in our audit

To test the Company's impairment assessment our audit procedures included, among others, assessing the significant assumptions and financial and operating data used to estimate fair value; comparing the significant assumptions used to estimate prospective cash flows to current industry and economic trends; comparing relevant inputs to Company´s financial and operating data; performing a sensitivity analysis to evaluate the fair value estimate and involving our valuation specialists to assist in evaluating the discount rate and methodology used in the fair value calculation. We also evaluated the disclosures included in Note 16 to the consolidated financial statements.

/s/ Ernst & Young Auditores Independentes S.S.

We have served as the Company‘s auditor since 2017.

Belo Horizonte, Brazil

April 30, 2021

Madeira Energia S.A. - MESA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Madeira Energia S.A. - MESA

Opinion on the Financial Statements

We have audited the consolidated balance sheets of Madeira Energia S.A. - MESA and its subsidiary (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statement of operations, of comprehensive (loss) income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”) (not presented herein). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

PicewaterhouseCoopers, Av. Tancredo Neves, 2539, Caminho das Árvores, Ed. CEO Salvador Shopping - Torre Nova Iorque
Salvador - BA, Brasil, CEP 41820-021 T: (71) 3417-7500, F: (71) 3417-7698, www.pwc.com/br

Madeira Energia S.A. - MESA

Assessment of Impairment for long lived non-financial assets

As described in Note 3.8 c), 12 and 13 to the consolidated financial statements (not presented herein), the Company’s consolidated long lived non-financial assets balances amounted to R$ 19,316,488 thousand at December 31, 2020. Management evaluates impairment indicators for long lived non-financial assets. Potential impairment is identified by comparing the carrying value of the cash generating unit (CGU) to its recoverable amount, which is determined at the higher between its value in use and fair value less cost to disposal. An impairment charge is recognized when the carrying value exceeds the recoverable amount. The recoverable amounts of the CGU were determined by management at their estimated value in use. The process of estimating the recoverable amounts using value in use approach involves management´s significant judgments and assumptions related to revenue growth rates, projected operating profit and the discount rate.

The principal considerations for our determination that performing procedures relating to the impairment assessment for long lived non-financial assets is a critical audit matter are (i) the significant judgment by management when developing the value in use of the CGU; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to revenue growth rates, projected operating profit and the discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included, among others, understanding management’s process for developing the value in use estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness and accuracy of underlying data used in the model; and evaluating the reasonableness of the significant assumptions used by management related to the discount rate, revenue growth rates, and projected operating profit. Evaluating management’s assumptions related to revenue growth rates and projected operating profit involved evaluating whether the assumptions used by management were reasonable considering (i) the contractual conditions of the concession contract; (ii) the current and past performance of the CGU, (iii) the consistency with external market and industry data, and (iv) the consistency of these assumptions with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s management discounted cash flow model the discount rate assumption.

Assessment of Recoverability of Deferred taxes

As described in Note 11.2 to the consolidated financial statements (not presented herein), the Company’s consolidated deferred income and social contribution tax assets balances were R$ 507,820 thousand, at December 31, 2020. Deferred tax assets are recognized for temporary differences, income tax losses carryforwards and negative basis of social contribution, to the extent that they are considered probable by Company´s management, considering sufficient future taxable profits against which the deferred tax assets can be utilized, on individual entity level. The process of estimating the recoverability of deferred tax assets using a cash flow projection involves management´s significant judgments and assumptions related to revenue growth rates, projected operating and taxable profits.

The principal considerations for our determination that performing procedures relating to the recoverability of deferred tax assets is a critical audit matter are (i) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to revenue growth rates, projected operating and taxable profits; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included, among others, understanding management’s process for estimating the recoverability of deferred tax assets; evaluating the appropriateness of the cash flow projection, testing significant assumptions used by management in the projection of recoverability of deferred tax assets and testing the nature and amounts of the tax loss carryforwards, negative tax base and temporary differences. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s management cash flow projection.

/s/ PricewaterhouseCoopers

Auditores Independentes

Salvador-Bahia, Brazil

April 27, 2021

We have served as the Company's auditor since 2009.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2020, 2019 AND JANUARY 1ST, 2019

ASSETS

(IN MILLIONS OF REAIS - R$ mn)

	Note	2020	2019 Restated(1)	01/01/2019 Restated(1)
CURRENT
Cash and cash equivalents	6	1,680	536	891
Marketable securities	7	3,360	740	704
Receivables from customers, traders and power transport concession holders	8	4,373	4,524	4,092
Concession financial assets	14	258	891	890
Concession contract assets	15	737	576	482
Recoverable taxes	9	1,850	99	124
Income tax and social contribution tax credits	10	598	621	387
Dividends receivables	16	188	186	120
Public lighting contribution		179	165	148
Reimbursement of tariff subsidies payments	13	88	97	91
Derivative financial instruments	31	523	235	70
Others		364	426	521
		14,198	9,096	8,520

Assets classified as held for sale	32	1,258	1,258	19,446

TOTAL CURRENT		15,456	10,354	27,966

NON-CURRENT
Marketable securities	7	765	13	109
Receivables from customers, traders and power transport concession holders	8	161	77	81
Recoverable taxes	9	3,442	6,349	242
Income tax and social contribution tax recoverable	10	347	228	6
Deferred income tax and social contribution tax	10	2,453	2,430	2,147
Escrow deposits	12	1,056	2,540	2,502
Derivative financial instruments	31	2,426	1,456	744
Accounts receivable from the State of Minas Gerais	11	12	115	246
Concession financial assets	14	3,799	3,759	3,812
Concession contract assets	15	4,243	3,307	3,026
Investments – Equity method	16	5,415	5,400	5,235
Property, plant and equipment	17	2,407	2,450	2,662
Intangible assets	18	11,810	11,624	10,777
Leasing – right-of-use assets	19	212	277	—
Others		79	147	784
TOTAL NON-CURRENT		38,627	40,172	32,373
TOTAL ASSETS		54,083	50,526	60,339

(1)	For further details of restatement of comparative balances, see Note 2.8

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2020, 2019 AND JANUARY 1ST, 2019

LIABILITIES

(IN MILLIONS OF REAIS - R$ mn)

	Note	2020	2019 Restated (1)	01/01/2019 Restated (1)
Suppliers	20	2,358	2,080	1,801
Regulatory charges	23	446	457	514
Profit sharing		122	212	79
Taxes payable	21	506	411	453
Income tax and social contribution tax	10	140	134	112
Interest on equity and dividends payable	26	1,449	744	864
Loans, financing and debentures	22	2,059	2,747	2,198
Payroll and related charges		213	200	284
Public lighting contribution		305	252	281
Post-employment obligations	24	305	288	253
Sector financial liabilities	14	231	—	—
PIS/Pasep and Cofins taxes to be refunded to customers	21	448	—	—
Put options SAAG	31	536	—	—
Lease liabilities	19	48	85	—
Others		524	355	326
		9,690	7,965	7,165
Liabilities classified as held for sale	32	—	—	16,272

TOTAL CURRENT		9,690	7,965	23,437

NON-CURRENT
Regulatory charges	23	291	147	179
Loans, financing and debentures	22	12,961	12,030	12,574
Taxes payable	21	263	227	249
Deferred income tax and social contribution tax	10	1,040	770	803
Provisions	25	1,892	1,888	641
Post-employment obligations	24	6,538	6,421	4,736
PIS/Pasep and Cofins taxes to be refunded to customers	21	3,570	4,193	1,124
Put options SAAG	31	—	483	419
Lease liabilities	19	179	203	—
Others		181	96	93
TOTAL NON-CURRENT		26,915	26,458	20,818
TOTAL LIABILITIES		36,605	34,423	44,255

EQUITY	26
Share capital		7,594	7,294	7,294
Capital reserves		2,250	2,250	2,250
Profit reserves		10,061	8,750	6,362
Equity valuation adjustments		(2,431)	(2,407)	(1,327)
Retained earnings		—	212	145
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		17,474	16,099	14,724
NON-CONTROLLING INTERESTS	26	4	4	1,360
TOTAL EQUITY		17,478	16,103	16,084
TOTAL LIABILITIES AND EQUITY		54,083	50,526	60,339

(1)	For further details of restatement of comparative balances, see Note 2.8

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(IN MILLIONS OF REAIS - R$ mn, except earnings per share)

	Notes	2020	2019 Restated (1)	2018 Restated (1)
CONTINUING OPERATIONS
NET REVENUE	27	25,228	25,486	22,299
OPERATING COSTS
COST OF ENERGY AND GAS	28
Energy purchased for resale		(12,111)	(11,286)	(11,084)
Charges for use of the national grid		(1,748)	(1,426)	(1,480)
Gas purchased for resale		(1,083)	(1,436)	(1,238)
		(14,942)	(14,148)	(13,802)
OTHER OPERATING COSTS	28
Personnel		(1,012)	(1,002)	(1,098)
Materials		(62)	(74)	(81)
Outsourced services		(1,087)	(1,043)	(913)
Depreciation and amortization		(865)	(815)	(761)
Operating provisions, net		(168)	(1,214)	(40)
Infrastructure construction cost		(1,581)	(1,200)	(897)
Others		(128)	(102)	(85)
		(4,903)	(5,450)	(3,875)

TOTAL COST		(19,845)	(19,598)	(17,677)
GROSS PROFIT		5,383	5,888	4,622

OPERATING EXPENSES (REVENUES)	28
Selling expenses		(147)	(238)	(264)
General and administrative expenses		(583)	(642)	(672)
Operating provisions		(108)	(950)	(167)
Other operating (expenses) income, net		(749)	(1,046)	(640)
		(1,587)	(2,876)	(1,743)

Share of profit (loss), net, of affiliates and jointly-controlled entities	16	357	125	(104)
Dividends declared by investee classified as held for sale	32	—	73	—
Result of business combination		51	—	—
Periodic Tariff Review adjustments		502	—	—
Remeasurement of previously held equity interest in subsidiaries acquired	16	—	—	(119)
Impairment loss on investments	16	—	—	(127)
Income before finance income (expenses) and taxes		4,706	3,210	2,529

Finance income	29	2,445	3,207	1,706
Finance expenses	29	(3,350)	(1,847)	(2,224)
Income before income tax and social contribution tax		3,801	4,570	2,011

Current income tax and social contribution tax	10	(684)	(1,454)	(583)
Deferred income tax and social contribution tax	10	(252)	(145)	(27)
Net income for the year from continuing operations		2,865	2,971	1,401
DISCONTINUED OPERATIONS
Net income after tax for the year from discontinued operations	32	—	224	363

NET INCOME FOR THE YEAR		2,865	3,195	1,764
Total of net income for the year attributed to:
Equity holders of the parent
Net income from continuing operations		2,864	2,970	1,400
Net income from discontinued operations	32	—	224	322
Net income for the year attributed to equity holders of the parent		2,864	3,194	1,722
Non-controlling interests
Net income from continuing operations		1	1	1
Net income from discontinued operations		—	—	41
		1	1	42
NET INCOME FOR THE YEAR		2,865	3,195	1,764

Basic and diluted earnings per preferred share – R$	26	1.69	1.89	1.02
Basic and diluted earnings per common share – R$	26	1.69	1.89	1.02
Basic and diluted earnings per preferred share from continuing operations – R$	26	1.69	1.75	0.83
Basic and diluted earnings per common share from continuing operations – R$	26	1.69	1.75	0.83
Basic and diluted earnings per preferred share from discontinued operations – R$	26	—	0.14	0.19
Basic and diluted earnings per common share from discontinued operations – R$	26	—	0.14	0.19

(1)	For further details of restatement of comparative balances, see Note 2.8.

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(IN MILLIONS OF REAIS - R$ mn)

	2020	2019 Restated (1)	2018 Restated (1)
NET INCOME FOR THE YEAR	2,865	3,195	1,764
OTHER COMPREHENSIVE INCOME
Items not to be reclassified to profit or loss in subsequent periods
Post retirement liabilities – remeasurement of obligations of the defined benefit plans	(10)	(1,599)	(702)
Income tax and social contribution tax on restatement of defined benefit plans	4	544	239
Others	(1)	—	—
	(7)	(1,055)	(463)

COMPREHENSIVE INCOME FOR THE YEAR	2,858	2,140	1,301

Total of comprehensive income for the year attributed to:
Equity holders of the parent	2,857	2,139	1,259
Non-controlling interests	1	1	42
	2,858	2,140	1,301
(1)	For further details of restatement of comparative balances, see Note 2.8

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND JANUARY 1ST, 2019

(IN MILLIONS OF REAIS - R$ mn, except where otherwise indicated)

	Attributable to the equity holders of the parent						Non-controlling interests	Total Equity
	Share capital	Capital reserves	Profit reserves	Equity valuation adjustments	Retained earnings	Total
AS OF JANUARY 01, 2020 (Restated) (1)	7,294	2,250	8,750	(2,407)	212	16,099	4	16,103
Non-controlling interests (Note 26)	—	—	—	—	—	—	(1)	(1)
Net income for the year	—	—	—	—	2,864	2,864	1	2,865
Subscription of capital	300	—	(300)	—	—	—	—	—
Other comprehensive income	—	—	—	(7)	—	(7)	—	(7)
Realization of PP&E deemed cost	—	—	—	(17)	17	—	—	—
Appropriation of Net income for the year
Tax incentives reserve (note 26)	—	—	18	—	(18)	—	—	—
Legal reserve (note 26)	—	—	142	—	(142)	—	—	—
Proposed dividends	—	—	—	—	(1,482)	(1,482)	—	(1,482)
Retained earnings reserve (note 26)	—	—	1,451	—	(1,451)	—	—	—
AS OF DECEMBER 31, 2020	7,594	2,250	10,061	(2,431)	—	17,474	4	17,478

(1)	For further details of restatement of comparative balances, see Note 2.8

	Attributable to the equity holders of the parent						Non-controlling interests	Total Equity
	Share capital	Capital reserves	Profit reserves	Equity valuation adjustments	Retained earnings	Total
AS OF JANUARY 01, 2019 (Restated) (1)	7,294	2,250	6,362	(1,327)	145	14,724	1,360	16,084
Non-controlling interests (Note 26)	—	—	—	—	—	—	(1,357)	(1,357)
Net income for the year	—	—	—	—	3,194	3,193	1	3,195
Remeasurement of obligations of the defined benefit plans, net of taxes	—	—	—	(1,055)	—	(1,055)	—	(1,055)
Realization of PP&E deemed cost	—	—	—	(25)	25	—	—	—
Appropriation of Net income for the year
Tax incentives reserve (note 26)	—	—	18	—	(18)	—	—	—
Proposed dividends	—	—	—	—	(764)	(764)	—	(764)
Retained earnings reserve (note 26)	—	—	1,535	—	(1,535)	—	—	—
Unrealized profit reserve (note 26)	—	—	835	—	(835)	—	—	—
AS OF DECEMBER 31, 2019	7,294	2,250	8,750	(2,407)	212	16,099	4	16,103

(1)	For further details of restatement of comparative balances, see Note 2.8

	Attributable to the equity holders of the parent							Non-controlling interests	Total Equity
	Share capital	Subscription of shares to be capitalized	Capital reserves	Profit reserves	Equity valuation adjustments	Retained earnings	Total
AS OF JANUARY 01, 2018 (Restated) (1)	6,294	1,215	1,925	5,729	(837)	(34)	14,292	4	14,296
Proposed dividends from prior years	—	—	—	(127)	—	—	(127)	—	(127)
Expired dividends of previous years	—	—	—	—	—	42	42	—	42
Subscription of shares, to be capitalized	—	110	—	—	—	—	110	—	110
Subscription of capital	1,000	(1,000)	—	—	—	—	—	—	—
Goodwill on subscription of shares	—	(325)	325	—	—	—	—	—	—
Non-controlling interests	—	—	—	—	—	—	—	1,314	1,314
Net income for the year	—	—	—	—	—	1,722	1,722	42	1,764
Remeasurement of obligations of the defined benefit plans, net of taxes	—	—	—	—	(463)	—	(463)	—	(463)
Realization of PP&E deemed cost	—	—	—	—	(27)	42	15	—	15
Appropriation of Net income for the year
Tax incentives reserve (Note 26)	—	—	—	9	—	(9)	—	—	—
Proposed dividends	—	—	—	—	—	(867)	(867)	—	(867)
Retained earnings reserve (Note 26)	—	—	—	751	—	(751)	—	—	—
AS OF DECEMBER 31, 2018	7,294	—	2,250	6,362	(1,327)	145	14,724	1,360	16,084

(1)	For further details of restatement of comparative balances, see Note 2.8

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(IN MILLIONS OF REAIS - R$ mn)

	Note	2020	2019 Restated (1)	2018 Restated (1)
CASH FLOW FROM OPERATIONS
Net income for the year from continuing operations		2,865	2,971	1,401
Net income for the year from discontinuing operations		—	224	363
Adjustments to reconcile net income to net cash flows:
Deferred income tax and social contribution tax	10	252	145	27
Depreciation and amortization	17 and 18	989	958	850
Loss on write-off of net residual value of unrecoverable concession financial assets, concessional contract asset, PP&E and Intangible assets	14, 15, 17 and 18	39	125	61
Impairment of contract asset and intangible assets	15 and 18	(12)	24	42
Share of (gain) loss, net, of subsidiaries and joint ventures	16	(357)	(125)	104
Periodic Tariff Review adjustments		(552)	—	—
Result of business combination		(51)	—	119
Dividends declared by investee classified as held for sale	32	—	(73)	—
Impairment loss on investments		—	—	127
Generation indemnity revenue	14	—	—	(55)
Reimbursement of PIS/Pasep and Cofins over ICMS credits to customers– realization		(266)	—	—
Remeasuring of concession financial and concession contract assets	14 and 15	(801)	(756)	(677)
Interest and monetary variation		1,202	1,190	1,207
Recognition of PIS/Pasep and Cofins taxes credits over ICMS	9	—	(2,952)	—
Exchange variation on loans	22	1,742	226	582
Appropriation of transaction costs	22	15	38	33
Provisions for operating losses	28	423	2,401	466
Provision for reimbursement for suspension of energy supply – Renova		—	—	(60)
Net gain on derivative instruments at fair value through profit or loss		(1,753)	(998)	(893)
CVA (Parcel A items Compensation) Account and Other financial components in tariff adjustments	14	(455)	(58)	(1,973)
Post-employment obligations	24	491	464	405
Others		56	(8)	(28)
		3,827	3,796	2,101
Working capital adjustments
Increase (decrease) in assets
Receivables from customers and traders and Concession holders – Transport of electricity		(78)	(666)	(391)
CVA and Other financial components in tariff adjustments	14	1,467	362	909
Recoverable taxes		(59)	(12)	38
Income tax and social contribution tax credits		(162)	(71)	615
Escrow deposits		1,538	11	(109)
Dividends received from investees	16	387	283	311
Concession contract and financial assets	14 and 15	688	511	1,761
Others		187	26	77
		3,968	444	3,211
Increase (decrease) in liabilities
Suppliers		278	279	(553)
Taxes payable		824	(162)	(291)
Income tax and social contribution tax payable		690	1,433	(6)
Payroll and related charges		13	(84)	77
Regulatory charges		132	(89)	(70)
Advances from customers		—	(81)	(153)
Post-employment obligations	24	(367)	(343)	(307)
Derivative financial instruments –Put options	31	—	—	(555)
Others		106	4	(165)
		1,676	957	(2,023)
Cash generated by operating activities		9,471	5,197	3,289
Interest paid on loans, financing and debentures	22	(1,081)	(1,265)	(1,290)
Interest paid on leasing contracts	19	(4)	(5)	—
Income tax and social contribution tax paid		(240)	(1,767)	(650)
Cash inflows from settlement of derivatives instruments		461	100	37
Net cash flows from continuing operating activities		8,607	2,260	1,386
Net cash flows used in discontinued operating activities	32	—	(224)	(378)
NET CASH FLOWS FROM OPERATING ACTIVITIES		8,607	2,036	1,008

	Note	2020	2019 Restated(1)	2018 Restated(1)
INVESTING ACTIVITIES
Marketable securities		(3,368)	79	276
Restricted cash		(51)	79	15
Investments
Acquisition of equity investees	16	—	—	(109)
Capital contributions in investees	16	(120)	(38)	(241)
Cash arising from business combination		27	—	71
Loans to related parties		(27)	(6)	—
Property, plant and equipment	17	(132)	(70)	(77)
Intangible assets	18	(41)	(932)	(801)
Contract assets – distribution of gas and energy infrastructure	15	(1,364)	(925)	—
Net cash flows used in continuing investment activities		(5,076)	(1,813)	(866)
Net cash flows from discontinued investment activities	16 and 32	—	625	655
NET CASH FLOWS USED IN INVESTING ACTIVITIES		(5,076)	(1,188)	(211)

FINANCING ACTIVITIES
Proceeds from Loans, financings and debentures, net from transaction costs	22	826	4,477	2,990
Interest on capital and dividends paid	26	(598)	(701)	(509)
Capital increase		—	—	110
Payment of loans, financing and debentures	22	(2,531)	(4,883)	(3,527)
Payment of principal portion of lease liabilities	19	(84)	(96)	—
NET CASH FLOWS USED IN FINANCING ACTIVITIES		(2,387)	(1,203)	(936)

Net (decrease) increase in cash and cash equivalents for the year		1,144	(355)	(139)
Cash and cash equivalents at the beginning of the year	6	536	891	1,030
Cash and cash equivalents at the end of the year	6	1,680	536	891

(1)	For further details of restatement of comparative balances, see Note 2.8.

The Notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED ON DECEMBER 31, 2020, 2019 AND 2018

(IN MILLIONS OF REAIS - R$ mn - except where otherwise indicated)

1.	OPERATING CONTEXT

a)       The Company

Companhia Energética de Minas Gerais (´Parent company’ or ‘Holding company’) is a listed corporation, with shares traded on the São Paulo Stock Exchange (‘B3’) at Corporate Governance Level 1; through ADRs on the New York Stock Exchange (‘NYSE’); and on the stock exchange of Madrid (‘Latibex’). The Company is a state-controlled mixed capital company controlled by the State of Minas Gerais. It is domiciled in Brazil, with head office at Avenida Barbacena 1200, Belo Horizonte, Minas Gerais. It operates exclusively as a holding company, with subsidiaries and investments in affiliates or jointly-controlled entities (collectively refer to as ‘Cemig’ or the ‘Company’), which are engaged in the construction and operation of infrastructure used in the generation, transformation, transmission, distribution and sale of energy, and also activities in the various fields of energy sector and gas distribution, for the purpose of commercial operation.

Cemig has equity interests in the following subsidiaries, jointly-controlled entities and affiliates, all of which principal activities are construction and operation of systems of production, distribution and sale of energy and gas (information in MWh has not been audited by the external auditors):

Investments	Classification	Description
SUBSIDIARIES:
Cemig Geração e Transmissão S.A. (‘Cemig GT’ or ‘Cemig Geração e Transmissão’)	Subsidiary	Wholly-owned subsidiary engaged in the energy generation and transmission services. Its shares are listed in Brazil, but are not actively traded. Cemig GT has interests in 82 power plants (75 of which are hydroelectric, 6 are wind power and 1 is solar) and associated transmission lines, most of which are part of the Brazilian national generation and transmission grid system, with total installed generation capacity of 5,786 MW (5)
Cemig Baguari	Subsidiary	Corporation engaged in the production and sale of energy as an independent power producer and in interests in investees or joint operations that are engaged in the production and sale of energy in future projects.
Cemig Geração Três Marias S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public service concession holder, by commercial operation of the Três Marias Hydroelectric Plant, and sale and trading of energy in the Free Market. This subsidiary has installed capacity of 396 MW (5), and guaranteed offtake level of 239 MW (5) average.
Cemig Geração Salto Grande S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public service concession holder, by commercial operation of the Salto Grande Hydroelectric Plant, and sale and trading of energy in the Free Market. This subsidiary has installed capacity of 102 MW (5), and guaranteed offtake level of 75 MW (5) average.
F-17

Cemig Geração Itutinga S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public service concession holder, by commercial operation of the Itutinga Hydroelectric Plant, and sale and trading of energy in the Free Market. This subsidiary has installed capacity of 52 MW (5), and guaranteed offtake level of 28 MW (5) average.
Cemig Geração Camargos S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public service concession holder, by commercial operation of the Camargos Hydroelectric Plant, and sale and trading of energy in the Free Market. This subsidiary has installed capacity of 46 MW (5), and guaranteed offtake level of 21 MW (5) average.
Cemig Geração Sul S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public concession holder, by commercial operation of the Coronel Domiciano, Marmelos, Joasal, Paciência and Piau Small Hydroelectric Plants, and trading in energy in the Free Market. Aggregate installed generation capacity is 39.53 MW (5); guaranteed offtake level of 27.42 MW (5) average.
Cemig Geração Leste S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public concession holder, by operation of the Dona Rita, Sinceridade, Neblina, Ervália, Tronqueiras and Peti Small Hydroelectric Plants, and trading in energy in the Free Market. Aggregate installed generation capacity of these plants is 35.17 MW (5); guaranteed offtake level of 18.80 MW (5) average.
Cemig Geração Oeste S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public service concession holder, by commercial operation of the Gafanhoto, Cajuru and Martins Small Hydroelectric Plants, and sale and trading of energy in the Free Market. It has aggregate installed capacity of 28.90 MW (5), and guaranteed offtake level of 11.21 MW (5) average.
Rosal Energia S.A. (‘Rosal’)	Subsidiary	Corporation that holds the concession to generate and sell energy, operating the Rosal Hydroelectric Plant, on the border between the states of Rio de Janeiro and Espírito Santo.
Sá Carvalho S.A. (‘Sá Carvalho’)	Subsidiary	Corporation that holds the concession to generate and sell energy, operating the Sá Carvalho Hydroelectric Plant.
Horizontes Energia S.A. (‘Horizontes’)	Subsidiary	Corporation that is classified as an independent power producer operating the Machado Mineiro and Salto do Paraopeba Hydroelectric Plants in Minas Gerais; and the Salto do Voltão and Salto do Passo Velho Hydroelectric Plants, in the state of Santa Catarina.
Cemig PCH S.A. (‘PCH’)	Subsidiary	Corporation that is classified as an independent power producer operating the Pai Joaquim hydroelectric power plant.
Cemig Trading S.A. (‘Cemig Trading’)	Subsidiary	Corporation engaged in trading and intermediation of energy.
Empresa de Serviços e Comercialização de Energia Elétrica S.A.	Subsidiary	Corporation engaged in the production and sale of energy as an independent power producer, in future projects.
Cemig Geração Poço Fundo	Subsidiary	Corporation engaged in the production and sale of energy, as an independent producer, through construction and operation of the hydroelectric power plant Poço Fundo, located in Machado river, in the State of Minas Gerais.
Central Eólica Praias de Parajuru S.A. (‘Central Eólica Praias de Parajuru’)	Subsidiary	Corporation engaged in the production and sale of energy at the wind power plant of the same name in the northeastern Brazilian state of Ceará.
Central Eólica Volta do Rio S.A. (‘Central Eólica Volta do Rio’)	Subsidiary	Corporation engaged in the production and sale of energy at the wind power plant of the same name in Acaraú, northeastern Brazilian state of Ceará.
Cemig Distribuição S.A. (‘Cemig D’ or ‘Cemig Distribuição’)	Subsidiary	Wholly owned subsidiary, whose shares are listed in Brazil but are not actively traded; engaged in the distribution of energy through networks and distribution lines throughout almost the whole of Minas Gerais State.
Companhia de Gás de Minas Gerais (‘Gasmig’)	Subsidiary	Corporation engaged in the acquisition, transportation and distribution of combustible gas or sub-products and derivatives, through a concession for the distribution of gas in the State of Minas Gerais.
F-18

Cemig Sim (‘Efficientia’) (1)	Subsidiary	Corporation that provides energy efficiency and optimization services and energy solutions through studies and execution of projects; and services of operation and maintenance of energy supply facilities.
Companhia de Transmissão Centroeste de Minas (‘Centroeste’) (2)	Subsidiary	Corporation engaged in the construction, operation and maintenance of the Furnas-Pimenta transmission line – part of the national grid.
JOINTLY-CONTROLLED ENTITIES
Guanhães Energia S.A. (‘Guanhães Energia’)	Jointly-controlled entity	Corporation engaged in the production and sale of energy through building and commercial operation of the following Small Hydro Plants: Dores de Guanhães, Senhora do Porto and Jacaré, in the county of Dores de Guanhães; and Fortuna II, in the county of Virginópolis, in Minas Gerais.
LightGer S.A. (‘LightGer’)	Jointly-controlled entity	Corporation classified as independent power producer, formed to build and operate the Paracambi Small Hydro Plant (or PCH), on the Ribeirão das Lages river in the county of Paracambi, Rio de Janeiro State.
Usina Hidrelétrica Itaocara S.A. (‘UHE Itaocara’)	Jointly-controlled entity	Corporation, comprising the partners of the UHE Itaocara Consortium, formed by Cemig GT and Itaocara Energia (of the Light group), responsible for construction of the Itaocara I Hydroelectric Plant.
Axxiom Soluções Tecnológicas S.A. (‘Axxiom’)	Jointly-controlled entity	Unlisted corporation, providing technology and systems solutions for operational management of public service concession holders, including companies operating in energy, gas, water and sewerage, and other utilities. Jointly controlled by Light (51%) and Cemig (49%).
Hidrelétrica Cachoeirão S.A. (‘Cachoeirão’)	Jointly-controlled entity	Production and sale of energy as an independent power producer, through the Cachoeirão hydroelectric power plant located at Pocrane, in the State of Minas Gerais.
Hidrelétrica Pipoca S.A. (‘Pipoca’)	Jointly-controlled entity	Independent production of energy, through construction and commercial operation of the Pipoca Small Hydro Plant (SHP, or Pequena Central Hidrelétrica – PCH), on the Manhuaçu River, in the municipalities of Caratinga and Ipanema, in Minas Gerais State.
Retiro Baixo Energética S.A. (‘RBE’)	Jointly-controlled entity	Corporation that holds the concession to operate the Retiro Baixo Hydroelectric Plant, on the Paraopeba River, in the São Francisco river basin, in the municipalities of Curvelo and Pompeu, in Minas Gerais.
Amazônia Energia Participações S.A (‘Amazônia Energia’)	Jointly-controlled entity	Special-purpose company created by Cemig GT (74.50% ownership) and Light (25.50%), for acquisition of an equity interest of 9.77% in Norte Energia S.A. (‘Nesa’), the company holding the concession for the Belo Monte Hydroelectric Plant, on the Xingu River, in the Northern Brazilian State of Pará.
Aliança Norte Energia Participações S.A. (‘Aliança Norte’)	Jointly-controlled entity	Special-purpose company created by Cemig GT (49% ownership) and Vale S.A. 51%, for acquisition of an equity interest of 9% in Norte Energia S.A. (‘Nesa’), the company holds the concession for the Belo Monte Hydroelectric Plant, on the Xingu River, in the Northern Brazilian State of Pará.
Baguari Energia S.A. (‘Baguari Energia’)	Jointly-controlled entity	Corporation engaged in the construction, operation, maintenance and commercial operation of the Baguari Hydroelectric Plant, through participation in the UHE Baguari Consortium (Baguari Energia 49%, Baguari I (Neoenergia) 51%), on the Doce river in Governador Valadares, Minas Gerais.
Renova Energia S.A. (‘Renova Energia’) – court supervised reorganization	Jointly-controlled entity	Listed company engaged in the development, construction and operation of plants generating power from renewable sources – wind power, small hydro plants (SHPs), and solar energy; trading of energy; and related activities. This jointly-controlled investee is currently under court supervised reorganization.
Aliança Geração de Energia S.A. (‘Aliança’)	Jointly-controlled entity	Unlisted company created by Cemig GT and Vale S.A. as a platform for consolidation of generation assets held by the two parties in generation consortia, and investments in future generation projects. For their shares, the two parties subscribed the following generation plant assets: Porto Estrela, Igarapava, Funil, Capim Branco I, Capim Branco II, Aimorés, and Candonga. With these assets Aliança has total installed generation capacity, in operation, of 1,158 MW (physical offtake guarantee 661 MW average). It also has other generation projects. Vale and Cemig GT respectively hold 55% and 45% of the total capital.
Transmissora Aliança de Energia Elétrica S.A. (‘TAESA’)	Jointly-controlled entity	Corporation engaged in the construction, operation and maintenance of energy transmission facilities all states of Brazil through direct and indirect equity interests in investees

UFV Janaúba Geração de Energia Elétrica Distribuída SA

UFV Corinto Geração de Energia Elétrica Distribuída SA

UFV Manga Geração de Energia Elétrica Distribuída SA

UFV Bonfinópolis II Geração de Energia Elétrica Distribuída SA

UFV Lagoa Grande Geração de Energia Elétrica Distribuída SA,

UFV Lontra Geração de Energia Elétrica Distribuída SA,

UFV Mato Verde Geração de Energia Elétrica Distribuída SA,

UFV Mirabela Geração de Energia Elétrica Distribuída SA,

UFV Porteirinha Geração de Energia Elétrica Distribuída SA and

UFV Porteirinha II Geração de Energia Elétrica Distribuída AS (3)

	Jointly-controlled entity	Generation of electric power from photovoltaic solar sources to the Distributed Generation market (‘Geração Distribuída’), with total installed capacity of 46.26MWp. The wholly owned subsidiary Cemig Sim and Mori Energia holds 49% and 51% of the total equity, respectively.
F-19

Affiliated Company
Madeira Energia S.A. (‘Madeira’)	Affiliated company	Corporation engaged in the construction and commercial operation of the Santo Antônio Hydroelectric Plant, through its subsidiary Santo Antônio Energia S.A., in the basin of the Madeira river, in the State of Rondônia.
Ativas Datacenter S.A. (‘Ativas’)	Affiliated entity	Corporation engaged in the supply of IT and communication infrastructure services, including physical hosting and related services for medium-sized and large corporations.
FIP Melbourne (Usina de Santo Antônio)	Affiliated entity

Investment fund managed by Banco Modal S.A., whose objective is to seek appreciation of capital invested through acquisition of shares, convertible debentures or warrants issued by listed or unlisted companies, and/or other assets. This fund held 83% of the share capital of SAAG Investimentos S.A. (‘SAAG’), the objects of which are to own equity in Madeira Energia S.A. (‘Mesa’).

Affiliated Company held for sale:
Light S.A. (‘Light’) (4)	Affiliated entity

Listed company engaged in the following activities: energy generation, transmission, trading, distribution, and related services; and holding direct or indirect interest in companies engaged in similar activities.

(1)	On April 14, 2020, the Annual Shareholders General Meeting approved changes in this subsidiary’s By-laws, changing the name of this subsidiary, from Efficientia S.A. to Cemig Soluções Inteligentes em Energia S.A.-CEMIG SIM.
(2)	On January 13, 2020, the Company concluded the acquisition of 49% of the share capital held by Eletrobras in Centroeste, becoming the sole owner of the investee since then.
(3)	In 2020, Cemig concluded acquisition of interests in special-purpose companies operation in photovoltaic solar generation. For further information, see item (c) of this Note.
(4)	In Light’s public offering of commom shares, completed on January 22, 2021, the Company sold its entire holding of shares in Light. For further information, see Note 31.

(5)	Information not examined by the external auditors.

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

b)	Centroeste control acquisition

On January 13, 2020, the Company concluded the acquisition of the equity interest of 49% of the share capital held by Eletrobras in Centroeste, resulting in its now holding 100% of that investee. The acquisition, which resulted in the Company obtaining control, based on the provisions of accounting standard IFRS 10– Consolidated Financial Standard, is the result of exercise of the right of first refusal for acquisition of the shareholding offered in Eletrobras Auction 01/2018, Lot P, held on September 27, 2018, and confirmed on January 15, 2019.

The effects of business combination in this Financial statement are present in Note 16 (d).

c)    Acquisition of interest in special-purpose companies (‘SPCs’) operating in photovoltaic solar generation

On November 25, 2020, the Company’s wholly-owned subsidiary Cemig Soluções Inteligentes em Energia S.A. (‘Cemig Sim’) acquired 49% of interest in seven special-purpose companies operating in photovoltaic solar generation for the distributed generation market (‘geração distribuída’), with total installed capacity of 29.45MWp, for 55. On August 19, 2020 and on September 30, 2020, this wholly-owned subsidiary also acquired 49% of interest in two others SPCs operating in the same market segment for R$8 and R$10, respectively, with total installed capacity of 11.62 MWp. For more details, see Note 16.

d)   Covid-19

General Context

On March 11, 2020, the World Health Organization characterized Covid-19 as a pandemic, reinforcing the restrictive measures recommendations to prevent the virus dissemination worldwide. These measures are based, mainly, on social distancing, which have been causing major negative impact on entities, affecting their production process, interrupting their supply chains, causing workforce shortages and closing of stores and facilities. The economies around the world are developing measures to handle the economic crisis and reduce any possible effect, especially by their central banks and fiscal authorities.

Government measures aimed at Brazilian energy sector

Several measures were implemented by the Brazilian government, specifically aimed at energy sector, which include:

▪

The provisional normative act. 950/2020 issued in April 8, 2020, which provides for 100% discount in the calculation of social energy tariff (‘Tarifa Social de Energia Elétrica’), from April 1, 2020 to June 30, 2020, applicable to customers included in low-income residential subclass, with energy consumption less than or equal to 220 kWh/month. The act also authorizes the Federal Government to allocate resources to Energy Development Account (CDE), limited to R$900, to cover the tariff discounts established.

▪

Expansion on the limit of total amount of energy that can be declared by energy distributors in the process of the mechanism for the sale of surplus (‘Mecanismo de Venda de Excedentes’ - MVE), during 2020, from 15% to 30%, for the purpose of facilitating contractual reductions.

▪

Provision of financial resources available in the reserve fund in April 2020, by Power Trading Chamber – CCEE, in accordance with Aneel Dispatch 986/2020, dedicated to reduce future regulatory fees. Cemig D was granted with R$122.

F-21

▪

Under Resolution 878/2020, issued on March 24, 2020, the grantor has implemented some measures in an attempt to maintain the public service of energy supply, which include: prohibiting energy supply suspension due to default of certain categories of customers (residential), for 90 days, extended to July 31, 2020, prioritizing emergency assistance and energy supply to services and activities regarded as essential, drawing up specific contingency plans to assist health care units and hospital services, among others. Under Resolution 891/2020, issued in July 21, 2020, the grantor changed the Resolution 878/2020, as of august, 2020, maintaining the prohibition of energy supply suspension only to low income residential subclass, revoking the provisions applied to the other residential subclasses and related to services and activities regarded as essential.

▪	Authorization to create the ‘Covid-Account’ under the Decree 10,350/2020 issued on May 18, 2020, as detailed in the following topic.

“Covid-account” (‘Conta-Covid’)

On May 18, 2020, in order to cope with the public calamity caused by the Covid-19 pandemic, the Decree n. 10,350/20 authorized the creation of “Covid account”, to support the energy distribution sector, which is the basis of the energy sector financial flow, aimed to either cover the distribution agents revenue/cash flow deficit or to anticipate their revenues, related to (i) over-contracted purchases due to market retraction, (ii) “CVA” sector assets (iii) maintaining the neutrality of regulatory charges, (iv) compensation for the delay in applying tariff adjustments until June 30, 2020 and (v) anticipation of “parcel B” revenues as determined by Aneel regulation.

On June 23, 2020, the grantor issued the Normative Resolution n. 885/2020, which set out the criteria and procedures to manage the “Covid-account”, as well as regulated the use of the CDE regulatory charge.

On January 26, 2021, Aneel issued the Dispatch nº 181/2021, which defined the monthly charge to be paid in order to amortize the loan, as well as the respective coverage to be included into the tariff to pay the charge. The annual quote of ‘CDE-Covid-Account’ will be paid by the distribution agents through the tariff charge included in the energy tariff and in the tariff of use of distribution system (‘TUSD’).

The amount received by Cemig D will be converted, updated by Selic rate, as a tariff negative financial component in the tariff processes of 2021, ensuring the neutrality.

Cemig D joined the financial compensation mechanism under the Covid-account (‘Conta-Covid’), in order to boost its cash flow enabling it to meet its financial obligations, in spite of the collection reduction resulting of the economic crises. The total amount from the “Covid-Account “received by Cemig D, in installments, was R$1,404. The first installment was received in July 2020, in the amount of 1,186, whist the remaining was received until December 2020, affecting positively the balance of cash and equivalent cash and market securities at December 31, 2020.

There are some rules applied to distribution agents entitled to the Covid-account resources, such as (i) relinquishing any intention to reduce or end the purchase of energy from generators because of a reduction in the sales caused by the pandemic crises, until December 2020; (ii) in the event of default on payments, limiting their dividend payments to the legal minimum of 25% of net income and (iii) renounce the right to complain in court or arbitral tribunals on the conditions, procedures or obligations determined in legal and regulatory provisions on Covid-account. Notwithstanding, the right to request an extraordinary tariff review is fully preserved.

Due to the statements of renunciations established in the Acceptance Document under the Normative Resolution 885/2020, on July 3, 2020 Cemig D’s Shareholders Extraordinary General Meeting approved alteration to its by-laws, to include §4 on Clause 33 limiting the distribution of mandatory dividend or interest on equity to the legal minimum, exceptionally for the cases and conditions that the grantor may demand, by rule or by contract, in order to mitigate a situation of financial imbalance caused by any fact or event attributable to a third party, or overriding government rulings, or expressly recognized force majeure.

Company’s initiatives

On March 23, 2020, the Company established the Coronavirus Crisis Management Committee (‘Comitê Diretor de Gestão da Crise do Coronavírus’) to ensure its readiness to making decisions because of the fast-changing situation, which became more widespread, complex and systemic.

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

In August the Company began the plan for the gradual return-to-office, which is in compliance with measures for prevention, control and mitigation of risks of Covid-19 transmission in work environments.

In-person service to the general public was suspended temporarily, and resumed, subject to appointment, from August 3, 2020, in the municipalities that subscribed to the plan created by the State of Minas Gerais, called ‘Plano Minas Consciente’, and which are in the ‘Green Wave’ phase of the program. The decision to serve the public in person by appointment obeys the rules of the plan, and is in accordance with responsible resumption of the economy in Minas Gerais state, following the Covid-19 pandemic.

The Company maintain the communication with its customers on virtual channels and essential assistance in customers’ facilities, ensuring the appropriate energy and gas supply.

The Company also adopted the follow measures in order to contribute with society:

▪

Providing payment flexibility to low-income residential subclass customers, registered as social tariff, who will be able to pay their debts in up to six installments, without interests or penalties, applied until July 1, 2020;.

▪	Providing payment flexibility to public and philanthropic hospitals as well as to emergency rooms units, without interests or penalties, conditions applied until July 1, 2020;
▪	Offering the entities regarded as small business by Brazilian law the option for payment in up to six installments, without interests or penalties, conditions applied until July 1, 2020;
▪	A negotiation campaign was launched, in effect until October, 31, 2020, enabling customers to pay debt by installments in up to 12 months without interest.
▪

A negotiation campaign was launched, on April 20, 2021, in effect for 30 days, enabling commercial customers at low voltage to pay debt by installments in up to 12 months without interest, including an exemption from financing updating not yet billed.

In Addition, the Company Executive Board approved the following measures, in order to support the fight against the Covid-19 during the critical period named “purple wave” (‘onda rocha’) instituted by the Extraordinary Covid-19 Committee of the State of Minas Gerais, through the Deliberation n. 138, of March 16, 2021 of, in the State of Minas Gerais:

▪	Suspending the interruption in supply of energy of customers classified as low income residential subclass;
▪	Providing payment in installments to customers classified as low income residential subclass, under the specific conditions of the program, available in the Company website;
▪

Providing payment in installments to customers from other classes, including commercial customers classified as small business by Brazilian law, operating in the sectors affected by the crises, under the specific conditions of the program, available in the Company website;

▪	prioritizing emergency assistance and energy supply to health care units and hospital services and others activities regarded as essential;
▪

communication initiatives aimed at raising awareness of the population about the importance of staying at home, rational use of energy, and electronic equipment use, preventing overload, short-circuit and fires.

The measures above result in a postpone of cash of until R$151 to the next year, considering the installments due in 2021.

The Company is working diligently to mitigate the crisis impacts on its liquidity, implementing the following measures, among others:

▪	restraint of the capital expenditure planned for 2020, in the approximate amount of R$349 and a budget review, which reduced the expenses related to labor, material, outsourced services and others, in the approximate amount of R$164;

▪	reduction in dividends payments to shareholders, and deferral dividends and interest on equity payments to the end of 2020 (see Note 26);

▪	negotiating with its customers on the free market their contracts;

▪	negotiating the terms and conditions established in contracts signed with gas suppliers, including Petrobrás;

▪	Deferral, during the year, of taxes and social charges payment, as authorized by legislation.

Impact of Covid-19 on Financial Statements

Since March, 2020, the Company has been monitoring the Covid-19 pandemic impact on its business and the market in which it operates. The Company has implemented a series of precautionary measures to protect the health of its employees and to prevent the spread of the novel coronavirus in its operational and administrative facilities. The measures are in accordance with the recommendations of World Health Organization (WHO) and Brazilian Ministry of Health and aim to contribute with the populations and Brazilian authorities efforts, in order to prevent the virus dissemination.

The Coronavirus crises made an impact on the Company operations, especially related to energy distribution market, due to the contraction of the economic activities and the social distancing measures, affecting entities production process, interrupting their supply chains, causing workforce shortages and closing of stores and facilities. This effects might result in lower energy consumption and an increase in delinquency.

In this scenario intervention in market policies, and the initiatives to reduce transmission of Covid-19, also led to lower consumption of natural gas in 2020 than in 2019: consumption by the industrial sector was 3% lower year-on-year, and consumption by the automotive sector was 28% lower. At the same time, consumption in 2020 by residential users was 20% higher year-on-year, and by commercial users was 14% higher – reflecting the natural motivation of increased use of natural gas as a safer option when supply is continuous.

As of December 31, 2020, from the observation of the pandemic’s economic effects, the Company assessed the assumptions used for calculating fair value and recoverable amount of certain financial and non-financial assets, as follows:

▪	The subsidiary Cemig GT assessed whether the greater pressure on the exchange rate, combined with a lack of financial market liquidity, will have a negative impact on derivative financial instruments hired to protect its operations against the risks arising from foreign exchange rate changes. At this point, given the current market conditions, the change in derivative instrument’s fair value, based on the forecasts of future interest and exchanges rates, cannot offset the Company’s total exposure to foreign exchange rate variability, resulting in a net loss of R$4 in the period of January to December of 2020. The long-term projections carried out for the foreign exchange rate are lower than the current dollar quotation, which may represent a decrease in Company’s foreign exchange variation expense, if the projected scenario occurs.

▪	As a result of Covid-19 situation, the market conditions have deteriorated, and, under the current circumstances, the fair value of the Company’s interest in Light has decreased significantly. However, the market price of the shares increased in the end of 2020, resulting in the reversal of the impairment loss recognized during the year because of the decline in its market price less cost to sell. The Company sold its entire holding of shares in Light in the public offering of common shares in Light, completed on January 22, 2021, as described in Note 32.

▪	The Company assessed the circumstances arising from Covid-19 pandemic and associated measures aimed at reducing the impact of the economic contraction on customer delinquency to measure expected credit losses. The Company has intensified measures to mitigate the risks of delinquency, such as a campaign of negotiation with clients in arrears whose energy supply the Company was temporarily prohibited from suspending as well as intensifying the usual collection measures. The return of economic activities after the peak of the coronavirus outbreak, as well as the authorization of the energy supply suspension, as of August, 2020, provided by Normative Resolution n. 891/2020, have contributed to the reestablishment of the collection behavior. In addition, the negotiations to enable the recovery of past due receivables and the grantor’s measures to reestablish economic balance mitigated the negative effects of the economic crisis on collection.

▪	The management’s assumptions applied to determine the recoverable amount of the relevant investments in subsidiaries, joint-controlled entities and associates were not influenced significantly by the Covid-19 situation, since these investees’ cash flows are mainly related to long-term rights to commercial operation of the regulated activity. Therefore, no additional impairment losses were recognized to its investments in subsidiaries, joint-controlled entities and associates due to the economic crisis.

▪	Despite the uncertainties related to the crisis unfolding and its potential long-term effects, the Company does not expect that the negative impact on its projections of likely future taxable profits might compromise the recoverability of its deferred tax assets.

▪	The Company also reviewed the financial assets and liabilities measured at fair value to reflect the conditions and current rates projected, which impacts are presented in Note 31.

▪	The total load on the Brazilian national grid fell in 2020, especially from March to May, and has been recovering gradually since. Year to date, the energy transported and sold to Cemig D customers increased 4.42% and reduced 5.31%, respectively. In the second semester of 2020, the energy transported increased 10.29% and the energy sold expanded 94.66%, compared with the same period of the last year, reflecting the easing of social distancing rules.

▪	The accumulated variation of the Cemig D’s captive customers market, measured from the pandemic outbreak until December 2020 reduced 8%. It is important to mention that the effects of the financing expenses arising from energy purchase were minimized by the ‘Covid-Account’ creation.

▪	The Company has maintained negotiations and deferrals with its customers and energy and gas suppliers, in order to maintain Cemig GT and Gasmig liquidity during the economic crisis.

The impacts of the Covid-19 pandemic disclosed in this financial statement were based on the Company’s best estimates. Despite the impact of the pandemic on the Company’s financial position in 2020, significant long-term effects are not expected.

2.	BASIS OF PREPARATION
2.1	Statement of compliance

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements provide comparative information in respect of the previous period. In addition, the Company presents an additional statement of financial position at the beginning of the preceding period when there is a retrospective application of an accounting policy, a retrospective restatement, or a reclassification of items in financial statements. An additional statement of financial position as at January 1, 2019 is presented in these consolidated financial statements due to the retrospective application of a change in an accounting policy (see Note 2.8).

Company’s management certifies that all relevant and material information in financial statements is being disclosed, which is used by management in its administration of the Company.

On April 30, 2021, the Company’s Audit Committee authorized the issuance of the consolidated financial statements as of December 31, 2020, 2019 and January 01, 2019 and for the years ended December 31, 2020, 2019 and 2018.

2.2    Basis of measurement

The consolidated financial statements were prepared on a historical cost basis, except in the case of certain financial instruments and assets as held for sale which are measured at fair value and fair value less costs to sell, in accordance with the standards applicable, as detailed in Note 31 and 32, respectively.

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

The principal estimates and judgments that have a signficiant effect in the amounts recognized in the financial statements are as follows:

▪	Adjustments for loss on doubtful accounts – Note 8;
▪	Deferred income tax and social contribution tax – Note 10;
▪	Financial assets and liabilities of the concession – Note 14;
▪	Concession contract assets – Note 15;
▪	Investments – Note 16;
▪	Property, plant and equipment (“PP&E”) and useful life of assets – Note 17;
▪	Intangible assets and useful life of assets – Note 18;
▪	Leasing transaction – Note 19;
▪	Amounts to be refunded to customers – Note 21;
▪	Employee post-employment obligations –Note 24;
▪	Provisions – Note 25;
▪	Unbilled revenue – Note 27;
▪	Financial instruments measurement and fair value measurement – Note 31;
▪	Assets held for sale measurement – Note 32.

The settlement of the transactions involving those estimates may result in amounts that are significantly different from those recorded in the financial statements due to the uncertainty inherent to the estimation process. The Company reviews its significant estimates at least annually.

2.5    New accounting standards, interpretation or amendments of accounting standards, applied for the first time in 2020

The Company has applied, for the first time, new accounting standards that became effective for annual periods beginning January 1, 2020 or later, as described below:

IFRS 03 – Business Combinations: The amendment clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that, together, significantly contribute to the ability to create output. Furthermore, it clarifies that a business can exist without including all of the inputs and processes needed to create outputs. These amendments must be applied to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2020 and to asset acquisitions that occur on or after the beginning of that period.

IAS 1 and IAS 8: Provide a new definition of “material” and clarifies some aspects of this definition. The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users.

IAS 39, IFRS 7 and IFRS 09 – “Interest rate benchmark reform“: provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainty about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument.

IFRS 16: provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concession arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any chance in lease payment resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.

Conceptual Framework for Financial Reporting: The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the IASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards. This will affect those entities which developed their accounting policies based on the Conceptual Framework. The revised Conceptual Framework includes some new concepts, updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts.

These amendments had no material impact on the consolidated financial statements of the Company.

2.6    Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

IFRS 17 – Insurance Contracts, issued by IASB in May 2017: The overall objective of IFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers. IFRS 17 is effective for reporting periods beginning on or after 1 January 2023, with comparative figures required. This standard is not applicable to the Company.

IAS 1 – Classification of Liabilities as Current or Non-current: In January 2020, the IASB issued amendments the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify: (I) what is meant by a right to defer settlement,; (ii) that a right to defer must exist at the end of the reporting period (iii) that classification is unaffected by the likelihood that an entity will exercise its deferral right (iv) that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification. The amendments are effective for annual reporting periods beginning on or after 1 January 2023 and must be applied retrospectively.

IAS 16 - Property, Plant and Equipment – Proceeds before intended use: In May 2020, the IASB issued amendments to IAS 16 which prohibits entities deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, these proceeds from the selling such items and the costs of producing those items must be recognized in profit or loss. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment.

IFRS 9 - Financial Instruments – Fees in the ’10 per cent’ test for derecognition of financial liabilities – As part of its 2018-2020 annual improvements to IFRS standards process the IASB issued amendment to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted.

Management does not expect significant impacts on the Company's financial statements resulting from these amendments

2.7    Summary of significant accounting policies

The significant accounting policies described below have been applied consistently to all the periods presented in the consolidated financial statements, except for the practices which were applied prospectively as from 2020, in accordance with the standards and regulations described in Item 2.1 – Compliance statement.

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

Fair value through profit or loss: this includes the concession financial assets related to energy and gas distribution segment infrastructure. The financial assets related to energy distribution infraestruture are measured at the expected New Replacement Value (Valor Novo de Reposição, or VNR), as defined in the concession agreement, which represent the fair value of the residual value of the infrastructure as of the balance sheet date. The financial assets related to gas distribution infraestruture are measured based on the fair value of the indemnity established in the concession contract. The Company recognizes a financial asset resulting from a concession contract when it has an unconditional contractual right to receive cash or another financial asset from, or under the direction of the grantor for the services of construction and maintenance of the infrastructure.

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

Derivative financial instruments (Put options) – The options to sell to Cemig GT units of the FIP Melbourne and FIP Malbec funds (‘the SAAG PUT’) were measured at fair value using the Black-Scholes-Merton (BSM) method, using as reference the related put options obtained by the BSM model valued on its exercise date.

Amortized cost: This includes accounts receivables from customers, traders and power transport concession holders; accounts receivable from Minas Gerais State; restricted cash; escrow deposits in litigation; marketable securities with the intention of holding them until maturity and the terms of their contracts originate known cash flows that constitute exclusively payments of principal and interest; concession financial assets related to generation concession grant fee; accounts receivable from related parties; suppliers; loans and debentures; debt agreed with the pension fund (Forluz); concessions payable; the Minas Gerais State PRCT Tax Amnesty Program; advances from customers; assets and liabilities related to the CVA account and Other financial components in tariff adjustments; the low-income subsidy; reimbursement of tariff subsidies; and other credits.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate (EIR). More details, see note 31.

Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired.

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

The Annual Permitted Revenue (‘Receita Annual Permitida’ - RAP) is the consideration received as revenue from the investment in the national grid as well as the construction or upgrades, operation and maintenance services. The revenue from the energy transmission concession contracts is recognized when the performance obligations are satisfied. The contract asset is transferred to the financial asset, falling within the scope of IFRS 9, after the issuance of the credit notice, monthly issued by ONS, authorizing RAP billing, which is when the right to consideration is unconditional. The revenue is recognized at the transaction price and the assets are subsequently measured at amortized cost, using the effective interest method, adjusted by impairment losses, when applicable, and recognizing the deferred taxes. As required by IFRS 9 – Financial Instruments, the financial asset carrying amount is analyzed and, when applicable, a loss allowance for expected credit losses is recognized.

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

Energy and Gas Distribution segment: Concession infrastructure under construction is initially recorded as contract assets, in accordance with IFRS 15 and IFRIC 12, considering that the Company is entitled to consideration for performance completed to date, and, only when the construction phases ends, has the right to charge for the services provided to customers or receive an indemnity at the end of the concession period for assets not yet amortized. In accordance with IFRS 15 and IFRIC 12, construction revenues equivalent to new infrastructure are initially recorded as contract assets, measured at construction cost plus margin. Construction cost include borrowing costs.

The portion of the infrastructure to be amortized during the concession period is recorded as an intangible asset, as provided for in IFRIC 12 – Concession contracts, and subsequently measured at cost less amortization. The amortization rates reflect the expected pattern of their consumption and are measured based on the asset carrying amount using the straight-line method, using the rates based on the expected useful life of the assets that are used by the Regulator during the tariff process.

The Company recognizes a financial asset for the residual value of the infrastructure at the end of the concession, representing an unconditional right to receive cash or another financial asset directly from the grantor. This portion is subsequently measured at the estimated fair value, which represents the New Replacement Value (Valor Novo de reposição, or VNR), based on the Regulatory Remuneration Base of Assets ratified by the grantor (Aneel) in the tariff review processes.

Transmission segment: When construction is finalized, concession infrastructure assets remains as contract asset, considering the existence of performance obligations during the concession period, represented by the network construction, operation and maintenance, as there is no unconditional right to receive the consideration for the construction service unless the company operates and maintains the infrastructure. The contract asset is reclassified as a financial asset (accounts receivable) only after the performance obligation to operate and maintain the infrastructure is satisfied, since from that point nothing more than the passage of time is necessary for the consideration to be received. The costs related to the infrastructure construction are recognized as incurred in the statement of income. The construction or upgrade services revenues are recognized in accordance with the stage of completion of the construction service, based on the costs actually incurred, including construction margin.

The margin added to the performance obligation related to the construction and improvements is based on Company’s expectations regarding its projects profitability.

When adjusting the amount of consideration for the concession contract asset financing component, the Company uses the discount rate which reflects the Company’s estimation of the financing of the transmission infrastructure investments. This reflects the rate that discounts the nominal amount of the consideration to the price that the customer would pay in cash for the goods or services when (or as) they transfer to the customer. The interest rates implicit in the contract are defined at the beginning of the investments and take into account the credit risk of the counterparties.

When the tariff set is changed at the time of the periodic tariff reviews, the contract asset is remeasured, discounting the future revenue (RAPs) using the contract original discount rate, implicit in the contract. The amount remeasured is confronted to the carrying amount and the difference is recognized as an adjustment to revenue (either as an increase in or a reduction of revenue) at the date of the contract modification (the adjustment to revenue is made on a cumulative catch-up basis).

Consideration monthly received is allocated to revenue related to the operation and maintenance service and to the collection of the contract asset related to the construction service based on their relative fair value. Costs of expansion and upgrades of the infrastructure are recorded as contract assets.

Financial portion of remuneration and depreciation unpaid since the extensions of concessions in accordance with Law 12,783/2013: corresponding to the portion of remuneration and depreciation unpaid from the date of the extension of the concessions until it was incorporated into the Assets Remuneration Base (January 1, 2013 until June 30, 2017), to be paid over a period of eight years through the RAP.

The amounts to be received are subject to the applicable regulatory rules in the tariff process, including the mechanisms that monitor and measure efficiency. In this new context, the unconditional right to consideration depends on the satisfaction of the performance obligation to operate and maintain, and is, thus, characterized as a contract asset. For more information, see Note 2.8.

Generation segment: The concession fee right paid for the concession contracts granted by the Brazilian Grantor (Aneel) in November 2015, are classified as a financial asset, at amortized cost, as it represents an unconditional right to receive cash, adjusted by the IPCA index, and remuneratory interest, during the period of the concession.

f)	Intangible assets

Intangible assets are mainly comprised of the intangible assets related to the service concession contracts as described in topic (e) above as well as software. Intangible assets are stated at cost, less amortization, and any accumulated impairments when applicable. Amortization rates are shown in Note 16.

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

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, or in certain circumstances, the concession term, whatever is shorter. Depreciation rates are shown in Note 17.

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

The income tax and social contribution tax expenses represents the total amount of current and deferred taxes, which are presented separately in the financial statements. The Company is subject to the regular tax regime ‘Lucro Real’. However, its subsidiaries that can benefit from the favorable tax regime, according to tax law, analyze the payable tax projection for the next year, in order to determine the tax regime that reduces its taxes payment.

Deferred and current tax related to items recognized directly in equity or in other comprehensive income (OCI) are recognized directly in equity.

Periodically, in accordance with IFRIC 23, the Company and its subsidiaries evaluate positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Current

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date.

Advances, or tax credits, are presented as current or non-current assets, in accordance with the expected date of their realization at the balance sheet date, when the tax amounts are duly calculated and offset against advances made.

Deferred

Deferred tax is recognized for temporary differences between the carrying amount of an asset or liability in the statement of financial position and its tax base at the reporting date and for unused tax losses or unused tax credits .

Deferred tax liabilities are recognized for all the inter-temporal tax differences. Deferred tax assets are recognized for all the temporary differences deductible and unused tax losses or unused tax credits, to the extent that it is probable that future taxable profit will be available for the temporary differences to be offset, except:

▪	When the deferred tax (asset or liability) arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.
▪	In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

▪	In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

These taxes are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred income tax and social contribution tax assets are reviewed at the reporting date, and are reduced to the extent that their realization is no longer probable.

The Company offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity.

k)	Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received, and all attached conditions will be complied with.

The Company has operations in an area incentivized by SUDENE and recognize its right to a 75% reduction in income tax, including the 10% additional. Such tax incentives, in the form of exemption or reduction of income tax, comply with the concept of government grants and are recognized as income on a systematic basis over the periods that the related income tax expense for which it is intended to compensate, is recorded.

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

A disposal group qualifies as discontinued operation if it is a component of an entity that either has been disposed of, or is classified as held for sale, and:

▪	represents a separate major line of business or geographical area of operations;
▪	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
▪	is a subsidiary acquired exclusively with a view to resale.

Discontinued operations are excluded from the reported profit from continuing operations, and are presented as a single amount, after taxes, based on discontinued operations, in the statement of income.

Additional disclosures are presented in Note 32. All the other notes to the financial statements include amounts for continuing operations, except when otherwise stated.

m)	Current versus non-current classifications

The Company presents assets and liabilities in the statement of financial position based on current/non-current classification. Assets and liabilities are current when they are:

▪	Expected to be realized, intended to be sold, consume or settled in the normal operating cycle
▪	Held primarily for the purpose of trading
▪	Expected to be realized or settled within twelve months after the reporting period
▪	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period
F-41

▪	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

The terms of the liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

n)	Revenue recognition

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

Revenues from the sale of gas are measured based on the volume of gas sold and the tariffs specified in the terms of the contract. Revenues from supply of gas are recorded when the delivery has taken place, based on the volume measured and billed. The billing is carried out monthly. In addition, unbilled supply of gas, from the period between the last billing and the end of each month, is estimated based on the supply contracted and on the volume of gas delivered but not yet billed. Historically, the differences between the estimated amounts and the actual revenues recognized are not significant and are recorded in the following month.

Revenues from transmission concession services are recognized in the Statement of income monthly and include:

▪

Construction revenue corresponds to the performance obligation to build the transmission infrastructure, recognized based on the satisfaction of performance obligation over time. They are measured based on the cost incurred, including PIS/Pasep and Cofins taxes over the total revenues and the profit margin of the project.

▪

Operation and maintenance revenue corresponds to the performance obligation of operation and maintenance specified in the transmission concession contract, after termination of the construction phase. They are recognized when the services are rendered and the invoices for the RAPs are issued.

▪	Interest revenue in the contract asset recognized, recorded as transmission concession gross revenue in statement income. Revenue corresponds to the significant financing component in the contract asset, and is recognized by the linear effective interest rate method based on the rate determined at the begining of the investments, which is not subsequently changed. Company’s average implicit rates is 6.68%. The rates are determined for each authorization and are applied on the amount to be received (future cash flow) over the life of contract. This includes financial updating by the inflation index specified for each transmission contract.

The services provided include charges for connection and other related services; the revenues are recognized when the services are rendered.

The profit margin on operation and maintenance of transmission infrastructure is determined based on the individual sale price of the service, based on available information on the value of the consideration that the entity expects to have the right to, in exchange for the services promised to the client, in cases where the Company’s transmission subsidiaries have the right, separately, to the remuneration for the activity of operation and maintenance, as per IFRS 15 – Revenue from contracts with clients, and the costs incurred for the provision of services of operation and maintenance.

The Resolution Aneel 729/2016 regulates the variable portion (‘Parcela Variável’ or ‘PV’), which is the pecuniary penalty applied by the grantor as a result of any unavailability’s or operational restrictions on facilities that are part of the National Grid and the surcharge corresponding to the pecuniary bonuses provided to concessionaries as an incentive to improve the transmissions facilities availability. The Company assessed the PV effects, based on historical data, and concluded that recognizing the occasional variable consideration arising from the PV estimated would not result in relevant account information. Therefore, for the both situations described, it is recognized as an adjustment to revenue, either as an increase or a reduction of operation and maintenance revenue, when it occurs and the amount is deemed to be significant.

o)	Sales tax

Expenses and non-current assets acquired are recognized net of the amount of sales taxes when they are recoverable from the taxation authority.

p)	Finance income and expenses

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

q)	Cash dividends

A liability to pay a dividend is recognized when the distribution is authorized or is enforced by law or Company’s bylaws and the distribution is no longer at the discretion of the Company.

r)	Segment reporting

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

s)	Leases

As from the IFRS 16 first adoption, on January 01, 2019, the Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The contracts that contain a lease component are described in Note 19.

When recording a lease operation, the lessee recognizes a liability to make the payments (a lease liability) and an asset, representing the right to use the subject asset during the period of the leasing (an asset of right to use).

Right-of-use assets

Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated amortization and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are amortized on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as described in Note 19.

If ownership of the leased asset transfers to the Company at the end of the lease term or the cost reflects the exercise of a purchase option, amortization is calculated using the estimated useful life of the asset.

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

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

The Company recognize separately the expenses of interest on the lease liability and the expense of depreciation of the asset of the right to use.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases. It also applies the lease of low-value assets recognition exemption to leases that are considered to be low value. Lease payments on short-term leases and leases of low value assets are recognized as expense on a straight-line basis over the lease term.

2.8	Retrospective application of accounting policy and reclassification of items in financial statements

On January 1, 2018, at the first adoption of IFRS 15, considering the characteristics of its concession contracts, the Company classified as contract assets: (i) the consideration to be received for the construction of power transmission infrastructure corresponding to the remaining balance of National Grid assets (‘BNES’ - Basic Network of the Existing System), re-incorporated into the remuneration base (the economic portion), and (ii) the assets remunerated by tariff, since the performance obligation of construction and upgrade is conditional upon satisfaction of the performance obligation of operation and maintenance.

On the other hand, at first adoption of IFRS 15, the financial portion of the National Grid assets, which represents the amount owed since the extension of the concessions until its incorporation into the tariff (i.e. from January 1, 2013 to June 30, 2017), was classified as a financial asset, since it no longer involves the construction of infrastructure assets and exclusively represented installments not paid by the grantor, updated by the regulatory cost of capital of the transmission sector. The classification of this portion as a financial asset was based on the belief that the non-existence of infrastructure assets linked to the financial component of the national grid assets in relation to which a performance obligation could be required would substantiate its classification as financial asset.

On June 30, 2020, as result of Company’s Periodic Tariff Review, Aneel reset the amount of the Permitted Annual Revenue (RAP) to be applied retrospectively as from July 1, 2018. In this tariff review, considering the results and criteria applied by the grantor in the formulation of the regulations to be applied for the National Grid assets – which among other factors include subjection of the amounts of the National Grid assets to operational efficiency measurement mechanisms, no longer having indemnity nature, it clarified certain elements for determination of Company’s accounting policy.

Accordingly, the Company’s change on its method of accounting policy for contractual transmission assets resulted substantially from the change in:

▪	Presentation of the assets of Basic Network of the Existing System (‘BNES’, standing for the network existent before year 2000) as contract assets, due to the inclusion of the consideration associated with these assets in the regulatory remuneration base, subjecting them to efficiency mechanisms for the performance obligations to operate and maintain the transmission infrastructure;
▪	Review of margin allocation for the concession contracts long term consideration and consequently to the margem allocation, based on the ‘expected cost plus margin’ approach and the criteria for definition of the implicit rate used in the calculation of the financing component of the contract;
▪	Inclusion of current and deferred PIS/Pasep and Cofins taxes in the calculation of the revenues under the contracts.

Additionally, and partially in connection with the clarifications, the Brazilian Securities and Exchange Commission (CVM) published on December 1, 2020 complementary interpretative guidance, CVM/SNC/SEP Circular Nº 04/2020, and the Company revised and retrospectively applied the following points in accordance with these regulations enacted by CVM, which were also adopted by the companies on the Brazilian power transmission sector, including: (i) classification of the National Grid assets as contract assets, relating to the renewal of the concession under Law 12783/14; (ii) allocation of the margin to performance obligations under the concession contract; and (iii) determination of the discount rate to be used for recognition of the financial component in the contract asset.

The main effects of these changes on the accounting policy in accordance with IAS 08 – Accounting Policies, Changes in Accounting Estimates and Errors on the restated financial statements as of December 31, 2019 and January 01, 2019 are as follows:

Statement of financial position	December 31, 2019				January 01,2019
	As presented	Reclassification	Adjustment	Restated	As presented	Reclassification	Adjustment	Restated
CURRENT ASSET
Concession financial assets (1)	1,080	(189)	—	891	1,071	(181)	—	890
Concession contract assets (1) (2)	172	189	215	576	131	181	170	482
Others	8,887	—	—	8,887	26,594	—	—	26,594
Total current assets	10,139	—	215	10,354	27,796	—	170	27,966

NON-CURRENT ASSETS
Concession financial assets (1)	4,851	(1,092)	—	3,759	4,927	(1,115)	—	3,812
Concession contract assets - transmission (1) (2)	1,024	1,092	383	2,499	999	1,115	313	2,427
Others	33,914	—	—	33,914	26,134	—	—	26,134
Total non-current assets	39,789	—	383	40,172	32,060	—	313	32,373
TOTAL ASSETS	49,928	—	598	50,526	59,856	—	483	60,339

	December 31, 2019			January 01,2019
Statement of financial position	As presented	Adjustment	Restated	As presented	Adjustment	Restated
CURRENT LIABILITIES
Taxes payable (3)	359	52	411	409	44	453
Others	7,554	—	7,554	22,984	—	22,984
Total current liabilities	7,913	52	7,965	23,393	44	23,437

NON-CURRENT LIABILITIES
Taxes payable (3)	1	226	227	30	219	249
Deferred income tax and social contribution tax (4)	661	109	770	728	75	803
Others	25,461	—	25,461	19,766	—	19,766
Total non-current liabilities	26,123	335	26,458	20,524	294	20,818
TOTAL LIABILITIES	34,036	387	34,423	43,917	338	44,255

EQUITY
Retained earnings	—	212	212	—	145	145
Others	15,887	—	15,887	14,579	—	14,579
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT (5)	15,887	212	16,099	14,579	145	14,724
NON-CONTROLLING INTERESTS	4	—	4	1,360	—	1,360
TOTAL EQUITY	15,891	212	16,103	15,939	145	16,084

(1)	Reclassification of the financial portion of the Basic Network of the Existing System (‘BNES’) asset to contract asset, since it was included into the remuneration base, and, thus, it is subject to the efficiency mechanisms applied to the operation and maintenance performance obligation.
(2)	Recognition of the profit margin associated to the performance obligation to construct and upgrade the transmission infrastructure, as well as the interest revenue resulting from the financing component in the contract asset and the result of the periodic tariff revision;
(3)	Effects of PIS/Pasep and Cofins over contract revenues.
(4)	Deferral of income tax and social contribution tax over the adjustments;
(5)	Effects of retrospective application of accounting policy, recorded as retained earnings, in accordance with IAS 08.

STATEMENT OF INCOME	Dec 31, 2019			Dec 31, 2018
As presented	Adjustment	Restated	As presented	Adjustment	Restated
CONTINUING OPERATIONS
NET REVENUE (1)	25,390	96	25,486	22,266	33	22,299

TOTAL COST	(19,598)	—	(19,598)	(17,677)	—	(17,677)

GROSS PROFIT	5,792	96	5,888	4,589	33	4,622

OPERATING EXPENSES (2)	(2,881)	5	(2,876)	(1,743)	—	(1,743)

Share of profit (loss), net, of affiliates and jointly-controlled entities	125	—	125	(104)	—	(104)
Dividends declared by investee classified as held for sale	73	—	73
Remeasurement of previously held equity interest in subsidiaries acquired	—	—	—	(119)	—	(119)
Impairment loss on investments	—	—	—	(127)	—	(127)
Net finance income	1,360	—	1,360	(518)	—	(518)
Income before income tax and social contribution tax	4,469	101	4,570	1,978	33	2,011

Current income tax and social contribution tax	(1,454)	—	(1,454)	(583)	—	(583)
Deferred income tax and social contribution tax (3)	(111)	(34)	(145)	(16)	(11)	(27)
Net income for the year from continuing operations	2,904	67	2,971	1,379	22	1,401
DISCONTINUED OPERATIONS
Net income after tax for the year from discontinued operations	224	—	224	363	—	363

NET INCOME FOR THE YEAR	3,128	67	3,195	1,742	22	1,764

Total of net income for the year attributed to:
Equity holders of the parent
Net income from continuing operations	2,903	67	2,970	1,378	22	1,400
Net income from discontinued operations	224	—	224	322	—	322
Net income for the year attributed to equity holders of the parent	3,127	67	3,194	1,700	22	1,722
Non-controlling interests
Net income from continuing operations	1	—	1	1	—	1
Net income from discontinued operations	—	—	—	41	—	41
NET INCOME FOR THE YEAR	3,128	67	3,195	1,742	22	1,764

Basic and diluted earnings per preferred share – R$ (4)	2.06	0.17	1.89	1.17	(0.15)	1.02
Basic and diluted earnings per common share – R$ (4)	2.06	0.17	1.89	1.17	(0.15)	1.02
Basic and diluted earnings per preferred share from continuing operations – R$ (4)	1.91	0.14	1.75	0.95	(0.12)	0.83
Basic and diluted earnings per common share from continuing operations – R$ (4)	1.91	0.14	1.75	0.95	(0.12)	0.83
Basic and diluted earnings per preferred share from discontinued operations – R$ (4)	0.15	0.01	0.14	0.22	(0.03)	0.19
Basic and diluted earnings per common share from discontinued operations – R$ (4)	0.15	0.01	0.14	0.22	(0.03)	0.19

(1)	Recognition of the profit margin associated to the performance obligation to construct and upgrade the transmission infrastructure, as well as the interest revenue resulting from the financing component;
(2)	Reversal of expected losses recorded in others expenses in prior periods.;
(3)	Deferral of income tax and social contribution tax over the adjustments;
(4)	The basic and diluted earnings per share for the years ended in December 31, 2019 and 2018 were also adjusted retrospectively in order to reflect the increase in the number of shares in 2021. For more information, see Note 26.
F-49

STATEMENT OF CASH FLOWS	Dec 31, 2019 As presented	Adjustment	Dec 31, 2018 Restated
CASH FLOW FROM OPERATIONS
Net income for the year from continuing operations	2,904	67	2,971
Net income for the year from discontinuing operations	224	—	224
Adjustments to reconcile net income to net cash flows:
Deferred income tax and social contribution tax (2)	111	34	145
Loss on write-off of net residual value of unrecoverable concession financial assets, concessional contract asset, PP&E and Intangible assets (3)	130	(5)	125
Adjustment to expectation of contract asset and financial concession asset (4)	(507)	(249)	(756)
Deffered PIS/Pasep and Cofins over contract revenues (6)	—	15	15
Others	1,072	—	1,072
TOTAL	3,934	(138)	3,796
(Increase) decrease in assets
Concession contract and financial assets (5)	373	138	511
Others	(67)	—	(67)
TOTAL	306	138	444
Increase (decrease) in liabilities	957	—	957
Cash generated by operating activities	5,197	—	5,197

(1)	Effects of retrospective application of accounting policy, recorded as retained earnings, in accordance with IAS 08.
(2)	Deferral of income tax and social contribution tax over the adjustments;
(3)	Others immaterial adjustments referring to impairment losses and others expected losses.
(4)	Recognition of the profit margin associated to the performance obligation to construct and upgrade the transmission infrastructure, as well as the interest revenue resulting from the financing component and the result of the periodic tariff revision;
(5)	Adjustments in the amounts of the contract assets that were received, due to the reallocation of the consideration to performance obligation to construct and upgrade.
(6)	Effects of PIS/Pasep and Cofins over contract revenues, including the deferred taxes;

STATEMENT OF CASH FLOWS	Dec 31, 2019 As presented	Adjustment	Dec 31, 2018 Restated
CASH FLOW FROM OPERATIONS
Net income for the year from continuing operations	1.379	22	1.401
Net income for the year from discontinuing operations	363	—	363
Adjustments to reconcile net income to net cash flows:
Deferred income tax and social contribution tax (2)	16	11	27
Adjustment to expectation of contract asset and financial concession asset (3)	(585)	(92)	(677)
Others (4)	985	2	987
TOTAL	2,158	(57)	2,101
(Increase) / decrease in assets
Concession contract and financial assets (5)	1,704	57	1,761
Others	1,450	—	1,450
TOTAL	3,154	57	3,211
Increase (decrease) in liabilities	(2,023)	—	(2,023)
TOTAL	3,289	—	3,289

(1)	Effects of retrospective application of accounting policy, recorded as retained earnings, in accordance with IAS 08.
(2)	Deferral of income tax and social contribution tax over the adjustments;
(3)	Recognition of the profit margin associated to the performance obligation to construct and upgrade the transmission infrastructure, as well as the interest revenue resulting from the financing component) and the result of the periodic tariff revision;
(4)	Adjustments in the amounts of the contract assets that were received, due to the reallocation of the consideration to performance obligation to construct and upgrade;
(5)	Effects of PIS/Pasep and Cofins over contract revenues, including the deferred taxes.
F-50

Statement of comprehensive income	Dec 31, 2019 As presented	Adjustment	Dec 31, 2019 Restated	Dec 31, 2018 As presented	Adjustment	Dec 31, 2018 Restated
NET INCOME FOR THE YEAR	3,128	67	3,195	1,742	22	1,764
OTHER COMPREHENSIVE INCOME
Items not to be reclassified to profit or loss in subsequent periods	(1,055)	—	(1,055)	(463)	—	(463)

COMPREHENSIVE INCOME FOR THE YEAR	2,073	67	2,140	1,279	22	1,301
Total of comprehensive income for the year attributed to:
Equity holders of the parent	2,072	67	2,139	1,237	22	1,259
Non-controlling interests	1	—	1	42	—	42
	2,073	67	2,140	1,279	22	1,301

The income tax and social contribution tax over the adjustments were also recognized.

The adjustment did not have an impact on the Company’s operating, investing and financing cash flows. The retrospective application only affected the transmission segment, presented in Note 5.

3.	PRINCIPLES OF CONSOLIDATION

The year end of the financial statements of subsidiaries and jointly-controlled entities is the same as Cemig’s year end. Accounting practices are applied uniformly in line with those used by Cemig.

The following subsidiaries are included in the consolidated financial statements:

Subsidiary	Form of valuation	2020		Form of valuation	2019
		Direct interest, %	Indirect interest, %		Direct interest, %	Indirect interest, %
Cemig Geração e Transmissão	Consolidation	100.00	—	Consolidation	100.00	—
Cemig Distribuição	Consolidation	100.00	—	Consolidation	100.00	—
Gasmig	Consolidation	99.57	—	Consolidation	99.57	—
Cemig Geração Distribuída (Usina Térmica Ipatinga) (1)	—	—	—	Consolidation	100.00	—
Cemig Sim (Efficientia) (2)	Consolidation	100.00	—	Consolidation	100.00	—
Centroeste (3)	Consolidation	100.00	—	Equity method	51.00	—

(1)	On October 19, 2020, an Extraordinary General Meeting of Shareholders approved the merger of this wholly-owned subsidiary, at book value, and as a result the investee ceased to exist and the Company took over of all its rights and liabilities.
(2)	On April 14, 2020, the Annual Shareholders General Meeting decided to change this subsidiary’s By-laws, changing the name of this subsidiary to Cemig Soluções Inteligentes em Energia S.A.-Cemig Sim.
(3)	On January 13, 2020, the Company concluded acquisition of the equity interest of 49% of the share capital held by Eletrobras in Centroeste, resulting in its now holding 100% of that investee. More details see notes 1 and 16.

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

4.	CONCESSIONS AND AUTHORIZATIONS

Cemig, through its subsidiaries, holds the following concessions or authorizations:

	Company holding concession or authorization	Concession or authorization contract*	Expiration date
POWER GENERATION

Hydroelectric plants
Emborcação (1) (2)	Cemig GT	07/1997	07/2025
Nova Ponte (1) (2)	Cemig GT	07/1997	07/2025
Santa Luzia (1)	Cemig GT	07/1997	02/2026
Sá Carvalho (1)	Sá Carvalho	01/2004	12/2024
Rosal (1)	Rosal Energia	01/1997	05/2032
Machado Mineiro (1) Salto Voltão (1) Salto Paraopeba (1) Salto do Passo Velho (1)	Horizontes Energia	Resolution 331/2002	07/2025 10/2030 10/2030 10/2030
PCH Pai Joaquim (1)	Cemig PCH	Authorizing Resolution 377/2005	04/2032
Irapé (1)	Cemig GT	14/2000	02/2035
Queimado (Consortium) (1)	Cemig GT	06/1997	01/2033
Rio de Pedras (1)	Cemig GT	02/2013	09/2024
Poço Fundo (1) (8)	Cemig Geração Poço Fundo	01/2021	05/2045
São Bernardo (1)	Cemig GT	02/2013	08/2025
Três Marias (3)	Cemig Geração Três Marias	08/2016	01/2046
Salto Grande (3)	Cemig Geração Salto Grande	09/2016	01/2046
Itutinga (3)	Cemig Geração Itutinga	10/2016	01/2046
Camargos (3)	Cemig Geração Camargos	11/2016	01/2046
Coronel Domiciano, Joasal, Marmelos, Paciência and Piau (3)	Cemig Geração Sul	12/2016 and 13/2016	01/2046
Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras (3)	Cemig Geração Leste	14/2016 and 15/2016	01/2046
Cajurú, Gafanhoto and Martins (3)	Cemig Geração Oeste	16/2016	01/2046

Thermal plants
Igarapé (6)	Cemig GT	07/1997	08/2024

Wind power plants
Central Geradora Eólica Praias de Parajuru (4)	Parajuru	Resolution 526/2002	09/2032
Central Geradora Eólica Volta do Rio (4)	Volta do Rio	Resolution 660/2001	01/2031

POWER TRANSMISSION
National grid (5)	Cemig GT	006/1997	01/2043
Substation – SE Itajubá (5)	Cemig GT	79/2000	10/2030
Furnas – Pimenta - Transmission line (5)	Centroeste	004/2005	03/2035

ENERGY DISTRIBUTION (7)	Cemig D	002/1997 003/1997 004/1997 005/1997	12/2045

GAS DISTRIBUTION (7)	Gasmig	State Law 11,021/1993	01/2053

(1)	Generation concession contracts that are not within the scope of IFRIC 12, whose infrastructure assets are recorded as PP&E since the concession grantor does not have control over whom the service is provided to as the output is being sold mainly in the Free Market (‘ACL’).
(2)	On July 17, 2020, Cemig GT filed a statement of its interest in extending these plants concession, under the independent producer regime, outside the regime of quotas, to ensure its right of option under the legislative changes currently under discussion, relating to the group of measures to modernize the electricity sector. Any actual decision will only be made after publication by the Brazilian Mining and Energy Ministry and by the grantor, Aneel, of the conditions for extension, which will be submitted to decision by Cemig’s governance bodies at the due time.
(3)	Generation concession contracts within the scope of IFRIC 12, under which Cemig has the right to receive cash and therefore, recognizes a concession financial assets.
(4)	This refers to concessions, given by the process of authorization, for generation, as an independent power producer, of wind power, sold under the Proinfa program. The assets tied to the right of commercial operation are recorded in PP&E. The rights of authorization of commercial operation that are classified as an Intangible.
(5)	These refer to transmission concession contracts, for which a contract asset was recognized upon the application of IFRS 15, for being subject to satisfaction of performance obligations.
(6)	On December 6, 2019, Aneel suspended Igarapé Plant commercial operation upon Cemig GT’s claim for early termination of its concession contract, and, as a result, the corresponding assets were written-off from Cemig GT’s financial statement position. In February 2021, the Thermal Plant Igarapé concession was extinct. by the Brazilian Mining and Energy Ministry, in consideration of the termination request submitted by Cemig GT.
(7)	Concession contracts that are within the scope of IFRIC 12 and under which the concession infrastructure assets are recorded under the intangible and financial assets bifurcation model, and in compliance with IFRS 15, the infrastructure under construction has been classified as a contract asset.

(8)	Aneel approved, through Authorizing Resolution n. 9.735, on Februarty 23, 2021, the transfer of the concession contract from Cemig GT to Cemig Poço Fundo. This transfer was formally agreed on April 16, 2021, resulting in a new contract (01/2021), which also extended the concession to 05/2045.

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

Transmission concessions

Under the transmission concession contracts, the Company, through its subsidiaries, is authorized to charge a Tariff for use of the Transmission System (Tarifa de Uso do Sistema de Transmissão, or TUST). Tariffs are adjusted annually on the same date the Permitted Annual Revenue (Receitas Anuais Permitidas, or RAP) of transmission concessions contracts is adjusted by the grantor. This tariff is in effect from July 1 of each year, upon its publication, until June 30 of the subsequent year.

The payment for use of transmission service also applies to generation provided by the Itaipu Binacional. However, due to the legal characteristics of that plant, the corresponding charges are assumed by the holders of distribution concessions that hold quotas of its output.

Onerous concessions

When obtaining the concessions for construction of certain generation projects, the Company is required to make payments to the grantor over the period of the contract or for up to 5 years upon signature of the concession contract for plants with installed capacity between 1 and 50 MW, as compensation for the right to operate them. The information on the concessions and the amounts to be paid are as follows:

Project	Nominal value in 2020	Present value in 2020	Period of the concession	Updating indexer
Irapé	38	18	03/2006 – 02/2035	IGPM
Queimado (Consortium)	9	5	01/2004 – 12/2032	IGPM

The contracts for three Small Hydro Plants (SHPs) – Luiz Dias, Salto Morais and Xicão – with installed capacity of 1,620kW, 2,394kW and 1,808kW, respectively, were extinguished by Aneel at Cemig GT’s request, by authorizing resolutions of October 13, 2020, without reversion of assets, for further register as small hydropower plant with intalled capacity lower than 5MW (so-called ‘Central Geradora Hidrelétrica – CGH’ under Brazillian law), under the legislation and regulations. Cemig GT continues to operate these plants. The concession for the Salto Morais plant was terminated in July 2020, in accordance with the contract signed with Aneel, but continued to be operated by Cemig GT, since its installed capacity is lower than 5MW, and under the legislation grant of concession or authorization is not necessary in this case.

Cemig generate energy from nine hydroelectric plants that have the capacity of 5MW or less, including those mentioned in the previous paragraph – having a total installed capacity of 11.53MW, and thus under Law 9,074/95, these are dispensed from concession, permission or authorization, and do not have a final concession date.

The concessions fee are paid monthly to the grantor for an amount that changes over time. These payments are recorded as an intangible asset, representing a right to operate the concession and to charge users through the concession period, they are recorded as from the date of signature of the contracts at the present value of the future payment obligations.

The amounts paid to the grantor in 2020, the nominal value and the present value of the amounts to be paid in the next 12 months, are as follows:

Project	Interest, %	Amounts paid in 2019	Amounts to be paid in the next 12 months
Irapé	100.00	2	2
Queimado (Consortium)	82.50	1	1

(*)Under Aneel Resolution 467/2011 the power plants with total installed generation capacity of 1 to 50 MW must pay Aneel for five years, starting on the date that the concession contract is signed.

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

Also, the grantor performs a Periodic Review of tariffs every five years, which aims to make adjustments due to changes in the Company’s costs, and to establish a factor based on scale gains, which will be applied in the annual tariff adjustments, for the purpose of sharing such gains with the Company’s customers.

The Company also has the right to request an extraordinary review of tariffs in the event that any unforeseen development significantly affects the economic-financial equilibrium of the concession. The Periodic Review and the Extraordinary Review are subject, to a certain degree, to the discretion of the grantor, although there are pre-established provisions for each revision cycle.

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

The principal characteristics and terms of the Amendment are as follows:

▪	The annual tariff adjustment will occur on May 28 of each year, according the rules set for in Clause 6 of the Amendment will be applied.
▪	Limitation of in the distribution of dividends and/or payment of Interest on Equity to the minimum established by law, in the envent of non-compliance with the annual indicators for outages (DECi and FECi) for two consecutive years, or three times in a period of five years, until the regulatory parameters are restored.
F-56

▪	There is a requirement for injections of capital from the controlling shareholder in an amount sufficient to meet the minimum conditions for economic and financial sustainability.
▪	Subject to the compliance of efficiency criteria related to continuity of supply and the economic and financial management to guarantee the concession’s operations, being assured the right to a full defense and the right to appeal, as: (i) for five years starting January 1, 2016, any non-compliance for two consecutive years, or non-compliance with any of the conditions at the end of five years, will result in cancelation of the concession contract; (ii) starting January 1, 2021, any non-compliance for three consecutive years with the criteria of efficiency in continuity of supply, or for two consecutive years with the criteria of efficiency in economic and financial management, will result in proceedings to establish expiration of the concession.

The criteria of efficiency in economic and financial management are as follows:

▪	Operational cash generation (–) QRR¹ (–) interest on the debt[2] ≥ 0;
▪	Ebitda [3] ≥ 0 (by the end of 2017, maintained in 2018, 2019 and 2020);
▪	[Ebitda (–) QRR] ≥ 0 (by the end of 2018, maintained in 2019 and 2020);
▪	{Net debt4 / [Ebitda (–) QRR]} ≤ 1 / (80% of the Selic rate) (by the end of 2019); and,
▪	{Net debt / [Ebitda (–) QRR]} ≤ 1 / (111% of the Selic rate) (by the end of 2020).

1.     QRR = ‘Regulatory reintegration quota’, or Regulatory depreciation expense.

2.     Net debt x 111% of the Selic rate.

3.     Calculated according to the method defined by the grantor (Aneel), contained in distribution concession contract.

4.     Gross debt, less financial assets.

Cemig D was in compliance with the above criteria as of December 31, 2020 and 2019.

Notwithstanding Cemig D’s compliance with the Customer Unit Average Outage Duration indicator – DEC for 2020, it was non-complaint for three times over the past five years, and, in such circumstances, Cemig D must limit the amount of dividends and interest on equity to 25% of net income, less the amounts allocated to the legal reserve.

Gas distribution concessions

The concessions for distribution of natural gas are granted by each Brazilian state. In the state of Minas Gerais, the tariffs for natural gas are set by the grantor, the State’s Economic Development Secretariat, by market segment. The tariffs is comprised of a portion for the cost of gas and a portion for the distribution of gas. Each quarter the tariffs are adjusted to pass through the cost of gas, and once a year they are adjusted to update the portion allocated to cover the costs relating to the provision of the distribution service – remuneration of invested capital and to cover all the operating, commercial and administrative expenses of the concession holder.

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

On September 19, 2019 Gasmig signed, with the State of Minas Gerais as Grantor, the third amendment to the concession contract for distribution of natural gas in the State of Minas Gerais, which represents conclusion of the process of economic-financial rebalancing of the concession contract, upon payment of a grant fee of R$852, updated from January 1, 2019 to the date of payment, by the DI (Interbank Deposit) rate. This guarantees maintenance of Gasmig’s concession period up to 2053.

Under the third amendment to the concession contract, the total value paid for the compensatory grant fee will be added to Gasmig’s Remuneration Base of Assets, and considered in the process of tariff review by the grantor as an intangible asset to be amortized until the end of the concession period, producing immediate effect in terms of setting and review of tariffs.

5.	OPERATING SEGMENTS

The operating segments of the Company reflect their management and their organizational structure, used to monitoring its results.

The Company also operates in the gas market, through its subsidiary Gasmig, and in other businesses with less impact on the results of its operations. These segments are reflected in the Company’s management, organizational structure, and monitoring of results.

The tables below show segment information for 2020, 2019 and 2018.

INFORMATION BY SEGMENT AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020
	ENERGY
DESCRIPTION	Generation and sale	Transmission	Distribution	Gas	Other	Eliminations	TOTAL
SEGMENT ASSETS	16,150	5,870	26,399	2,615	3,712	(663)	54,083
INVESTMENTS IN SUBSIDIARIES AND JOINTLY-CONTROLLED ENTITIES	3,927	1,467	—	—	21	—	5,415
INVESTMENTS IN AFFILIATES CLASSIFIED AS HELD FOR SALE	—	—	1,258	—	—	—	1,258
ADDITIONS TO THE SEGMENT	238	246	1,384	50	—	—	1,918

CONTINUING OPERATIONS
NET REVENUE	6,537	743	16,512	1,664	105	(333)	25,228
COST OF ENERGY AND GAS
Energy bought for resale	(4,026)	—	(8,161)	—	—	76	(12,111)
Charges for use of the national grid	(199)	—	(1,799)	—	—	250	(1,748)
Gas bought for resale	—	—	—	(1,083)	—	—	(1,083)
Total	(4,225)	—	(9,960)	(1,083)	—	326	(14,942)

OPERATING COSTS AND EXPENSES
Personnel	(192)	(114)	(886)	(60)	(24)	—	(1,276)
Employees’ and managers’ profit sharing	(24)	(12)	(92)	—	(14)	—	(142)
Post-employment obligations	(53)	(41)	(297)	—	(47)	—	(438)
Materials	(13)	(4)	(61)	(1)	—	—	(79)
Outsourced services	(113)	(46)	(1,055)	(25)	(33)	7	(1,265)
Depreciation and amortization	(207)	(5)	(668)	(106)	(3)	—	(989)
Operating provisions (reversals)	(122)	(10)	(272)	(1)	(18)	—	(423)
Construction costs	—	(147)	(1,384)	(50)	—	—	(1,581)
Other operating expenses, net	(68)	11	(212)	(12)	(16)	—	(297)
Total cost of operation	(792)	(368)	(4,927)	(255)	(155)	7	(6,490)

OPERATING COSTS AND EXPENSES	(5,017)	(368)	(14,887)	(1,338)	(155)	333	(21,432)

Equity in earnings of unconsolidated investees, net	(129)	494	—	—	(8)	—	357
Periodic Tariff Review adjustments	—	502	—	—	—	—	502
Gain on a bargain purchase and remeasurement of previously held equity interest in subsidiary acquired in business combinations transactions	—	51	—	—	—	—	51

OPERATING INCOME BEFORE FINANCE INCOME (EXPENSES)	1,391	1,422	1,625	326	(58)	—	4,706
Finance income	1,711	175	514	44	—	—	2,444
Finance expenses	(2,509)	(274)	(505)	(58)	(4)	—	(3,350)
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAX	593	1,323	1,634	312	(62)	—	3,800
Income tax and social contribution tax	(206)	(209)	(430)	(85)	(6)	—	(936)
NET INCOME FROM CONTINUING OPERATIONS	387	1,114	1,204	227	(68)	—	2,864

Equity holders of the parent	387	1,114	1,204	226	(68)	—	2,863
Non-controlling interests	—	—	—	1	—	—	1
	387	1,114	1,204	227	(68)	—	2,864

The following is a breakdown of the revenue of the Company by activity:

2020	ENERGY			GAS	OTHER	ELIMINATIONS	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION
Revenue from supply of energy	7,337	—	19,174	—	—	(79)	26,432
Revenue from Use of Distribution Systems (the TUSD charge)	—	—	3,046	—	—	(24)	3,022
CVA and Other financial components in tariff adjustment	—	—	455	—	—	—	455
Reimbursement of PIS/Pasep and Cofins over ICMS credits to customers– realization	—	—	266	—	—	—	266
Transmission operation and maintenance revenue	—	506	—	—	—	(226)	280
Transmission construction revenue	—	201	—	—	—	—	201
Interest revenue arising from the financing component in transmission contract asset	—	438	—	—	—	—	438
Distribution construction revenue	—	—	1,385	51	—	—	1,436
Adjustment to expectation of cash flow from Financial assets of distribution concession to be indemnified	—	—	16	—	—	—	16
Gain on inflation updating of Concession Grant Fee	347	—	—	—	—	—	347
Transactions in energy on the CCEE	154	—	—	—	—	—	154
Mechanism for the sale of surplus	—	—	234	—	—	—	234
Supply of gas	—	—	—	2,011	—	—	2,011
Fine for violation of continuity indicator	—	—	(51)	—	—	—	(51)
Other operating revenues	5	34	1,561	—	113	(4)	1,709
Sector / Regulatory charges reported as Deductions from revenue	(1,306)	(436)	(9,574)	(398)	(8)	—	(11,722)
Net revenue	6,537	743	16,512	1,664	105	(333)	25,228

INFORMATION BY SEGMENT AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2019
	ENERGY
DESCRIPTION	Generation and sale	Transmission	Distribution	Gas	Other	Eliminations	TOTAL
SEGMENT ASSETS	14,749	4,712	25,616	2,689	3,888	(1,127)	50,527
INVESTMENTS IN SUBSIDIARIES AND JOINTLY-CONTROLLED ENTITIES	4,133	1,237	—	—	29	—	5,399
INVESTMENTS IN AFFILIATES CLASSIFIED AS HELD FOR SALE	—	—	1,258	—	—	—	1,258
ADDITIONS TO THE SEGMENT	102	220	936	934	9	—	2,201

CONTINUING OPERATIONS
NET REVENUE	6,882	811	15,919	1,858	323	(307)	25,486
COST OF ENERGY AND GAS
Energy bought for resale	(3,841)	—	(7,517)	—	—	72	(11,286)
Charges for use of the national grid	(190)	—	(1,459)	—	—	223	(1,426)
Gas bought for resale	—	—	—	(1,436)	—	—	(1,436)
Total	(4,031)	—	(8,976)	(1,436)	—	295	(14,148)

OPERATING COSTS AND EXPENSES
Personnel	(207)	(115)	(869)	(46)	(35)	—	(1,272)
Employees’ and managers’ profit sharing	(36)	(27)	(183)	—	(17)	—	(263)
Post-employment obligations	(50)	(38)	(277)	—	(43)	—	(408)
Materials	(17)	(6)	(63)	(2)	(3)	—	(91)
Outsourced services	(125)	(45)	(1,016)	(20)	(40)	7	(1,239)
Depreciation and amortization	(210)	(6)	(652)	(86)	(4)	—	(958)
Operating provisions (reversals)	(975)	(135)	(1,101)	(2)	(188)	—	(2,401)
Construction costs	—	(220)	(937)	(43)	—	—	(1,200)
Other operating expenses, net	(175)	(16)	(298)	(10)		5	(494)
Total cost of operation	(1,795)	(608)	(5,396)	(209)	(330)	12	(8,326)

OPERATING COSTS AND EXPENSES	(5,826)	(608)	(14,372)	(1,645)	(330)	307	(22,474)

Equity in earnings of unconsolidated investees, net	(88)	215	—	—	(2)	—	125
Dividends declared by investee classified as held for sale	—	—	73	—	—	—	73

OPERATING INCOME BEFORE FINANCE INCOME (EXPENSES)	968	418	1,620	213	(9)	—	3,210
Finance income	1,282	98	1,535	21	271	—	3,207
Finance expenses	(1,035)	(115)	(632)	(46)	(19)	—	(1,847)
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAX	1,215	401	2,523	188	243	—	4,570
Income tax and social contribution tax	(551)	(70)	(806)	(48)	(124)	—	(1,599)
NET INCOME FROM CONTINUING OPERATIONS	664	331	1,717	140	119	—	2,971

DISCONTINUED OPERATIONS
NET INCOME AFTER TAX FROM DISCONTINUED OPERATIONS	—	—	224	—	—	—	224
NET INCOME (LOSS) FOR THE YEAR	664	331	1,941	140	119	—	3,195

Equity holders of the parent	664	331	1,941	139	119	—	3,194
Non-controlling interests	—	—	—	1	—	—	1
	664	331	1,941	140	119	—	3,195

The following is a breakdown of the revenue of the Company by activity:

	ENERGY
2019 (Restated)	GENERATION	TRANSMISSION	DISTRIBUTION	GAS	OTHER	ELIMINATIONS	TOTAL
Revenue from supply of energy	7,037	—	19,967	—	—	(76)	26,928
Revenue from Use of Distribution Systems (the TUSD charge)	—	—	2,747	—	—	(25)	2,722
CVA and Other financial components in tariff adjustment	—	—	58	—	—	—	58
Transmission operation and maintenance	—	550	—	—	—	(198)	352
Transmission construction revenue	—	312	—	—	—	—	312
Interest revenue arising from the financing component in transmission contract asset	—	328	—	—	—	—	328
Distribution construction revenue	—	—	937	43	—	—	980
Adjustment to expectation of cash flow from Financial assets of distribution concession to be indemnified	—	—	18	—	—	—	18
Gain on inflation updating of Concession Grant Fee	318	—	—	—	—	—	318
Transactions in energy on the CCEE	439	—	(7)	—	—	—	432
Supply of gas	—	—	—	2,298	—	—	2,298
Fine for violation of continuity indicator	—	—	(58)	—	—	—	(58)
PIS/Pasep and Cofins taxes credits over ICMS	414	—	830	—	184	—	1,428
Other operating revenues	82	28	1,468	—	151	(8)	1,721
Sector / Regulatory charges reported as Deductions from revenue	(1,408)	(407)	(10,041)	(483)	(12)	—	(12,351)
Net revenue	6,882	811	15,919	1,858	323	(307)	25,486

INFORMATION BY SEGMENT AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2018 (Restated)
DESCRIPTION	ENERGY			Gas	Telecom*	Other	Eliminations	TOTAL
	Generation and sale	Transmission	Distribution
SEGMENT ASSETS	14,671	4,346	37,840	1,822	10	2,607	(957)	60,339
INVESTMENTS IN SUBSIDIARIES AND JOINTLY-CONTROLLED ENTITIES	4,055	1,163	—	—	—	17	—	5,235
ADDITIONS TO THE SEGMENT	559	138	856	70	9	—	—	1,632

CONTINUING OPERATIONS
NET REVENUE	6,374	708	13,757	1,619	—	134	(293)	22,299
COST OF ENERGY AND GAS
Energy bought for resale	(3,917)	—	(7,238)	—	—	—	71	(11,084)
Charges for use of the national grid	(216)	—	(1,463)	—	—	—	199	(1,480)
Gas bought for resale				(1,238)				(1,238)
Total	(4,133)	—	(8,701)	(1,238)	—	—	270	(13,802)

OPERATING COSTS AND EXPENSES
Personnel	(230)	(108)	(965)	(60)	(18)	(29)	—	(1,410)
Employees’ and managers’ profit sharing	(10)	(7)	(51)	—	—	(9)	—	(77)
Post-employment obligations	(46)	(27)	(224)	—	—	(40)	—	(337)
Materials	(39)	(4)	(58)	(2)	(1)	—	—	(104)
Outsourced services	(123)	(40)	(880)	(20)	(9)	(30)	15	(1,087)
Depreciation and amortization	(164)	—	(595)	(74)	(1)	(1)	—	(835)
Operating provisions (reversals)	(107)	(12)	(332)	2	1	(18)	—	(466)
Construction costs	—	(96)	(757)	(44)	—	—	—	(897)
Other operating expenses, net	(65)	(17)	(203)	(13)	(3)	(112)	8	(405)
Total cost of operation	(784)	(311)	(4,065)	(211)	(31)	(239)	23	(5,618)

OPERATING COSTS AND EXPENSES	(4,917)	(311)	(12,766)	(1,449)	(31)	(239)	293	(19,420)

Equity in earnings of unconsolidated investees, net	(353)	231	33	—	(1)	(14)	—	(104)
Remeasurement of previously held equity interest in subsidiaries acquired	80	—	(52)	—	—	(147)	—	(119)
Impairment of investments	(127)	—	—	—	—	—	—	(127)

OPERATING INCOME BEFORE FINANCE INCOME (EXPENSES)	1,057	628	972	170	(32)	(266)	—	2,529
Finance income	1,113	61	434	84	1	13	—	1,706
Finance expenses	(1,536)	(5)	(621)	(38)	(5)	(19)	—	(2,224)
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAX	634	684	785	216	(36)	(272)	—	2,011
Income tax and social contribution tax	(276)	(133)	(217)	(53)	12	57	—	(610)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	358	551	568	163	(24)	(215)	—	1,401

DISCONTINUED OPERATIONS
NET INCOME AFTER TAX FROM DISCONTINUED OPERATIONS	11	—	62	—	290	—	—	363
NET INCOME (LOSS) FOR THE YEAR	369	551	630	163	266	(215)	—	1,764

Equity holders of the parent	361	551	599	162	266	(217)	—	1,722
Non-controlling interests	8	—	31	1	—	2	—	42
	369	551	630	163	266	(215)	—	1,764

(*) On March 31, 2018 Cemig Telecom assets and liabilities were merged into the Company.

The following is a breakdown of the revenue of the Company by activity:

2018 (Restated)	ENERGY			GAS	OTHER	ELIMINATIONS	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION
Revenue from supply of energy	7,065	—	17,885	—	—	(78)	24,872
Revenue from Use of Distribution Systems (the TUSD charge)	—	—	2,067	—	—	(22)	2,045
CVA and Other financial components in tariff adjustment	—	—	1,973	—	—	—	1,973
Transmission operation and maintenance	—	520	—	—	—	(177)	343
Transmission construction revenue	—	138	—	—	—	—	138
Interest revenue arising from the financing component in transmission contract asset	—	311	—	—	—	—	311
Generation assets – indemnity revenue	55	—	—	—	—	—	55
Distribution construction revenue	—	—	757	45	—	—	802
Adjustment to expectation of cash flow from Financial assets of distribution concession to be indemnified	—	—	—	—	—	—	—
Gain on inflation updating of Concession Grant Fee	321	—	—	—	—	—	321
Transactions in energy on the CCEE	217	—	—		—	—	217
Supply of gas	—	—	—	1,995	—	—	1,995
Fine for violation of continuity indicator	—	—	(44)	—	—	—	(44)
Other operating revenues	82	29	1,345	—	145	(16)	1,585
Sector / Regulatory charges reported as Deductions from revenue	(1,366)	(290)	(10,226)	(421)	(11)	—	(12,314)
Net revenue	6,374	708	13,757	1,619	134	(293)	22,299

For further details of operating revenue, see Note 27.

As stated in Note 2.8, the effects of the retrospective application adjustments in balances for December 31, 2019 and 2018 only affected the transmission segment.

6.	CASH AND CASH EQUIVALENTS

	2020	2019
Bank accounts	93	210
Cash equivalents
Bank deposit certificates (CDBs) (1)	1,416	290
Overnight (2)	171	36
	1,587	326
	1,680	536

(1)	Bank Deposit Certificates (CDBs), accrued interest at 50% to 108%, of the CDI Rate (Interbank deposit rates) published by the Custody and Settlement Chamber (Cetip) in 2020 (80% to 106% in 2019 and 40% to 106% in 2018). For these CDBs, the Company has repo transactions which state, on their trading notes, the bank’s commitment to repurchase the security, on demand, on the maturity date of the transaction, or earlier.
(2)	Overnight transactions are repos available for redemption on the following day. They are usually backed by Treasury Bills, Notes or Bonds and referenced to a pre-fixed rate of 1.89% in 2020 (4.39%, in 2019 and 6.39% in 2018). Their purpose is to settle the short-term obligations of the Company, or to be used in the acquisition of other assets with better return to replenish the portfolio.

Note 31 provides information in relation to the exposure of the Company to interest rate risks, and a sensitivity analysis of their effects on financial assets and liabilities.

7.	MARKETABLE SECURITIES

	2020	2019
Investments
Current
Bank deposit certificates (CDBs) (1)	545	—
Financial Notes (LFs) – Banks (2)	2,074	645
Treasury Financial Notes (LFTs) (3)	731	94
Others	10	1
	3,360	740
Non-current
Financial Notes (LFs) – Banks (2)	730	11
Debentures (4)	25	2
Others	10	—
	765	13
	4,125	753

(1)	Bank Deposit Certificates (CBDs), accrued interest at 106% a 110% of the CDI Rate (Interbank deposit rates) published by the Custody and Settlement Chamber (Cetip) in 2020.

(2)	Bank Financial Notes (Letras Financeiras, or LFs) are fixed-rate fixed-income securities, issued by banks and that accrued interest a percentage of the CDI rate published by Cetip. The LFs had remuneration rates varying between 99.5% and 130% of the CDI rate in 2020 (101.95% and 113% in 2019 and 102% to 111.25% in 2018).
(3)	Treasury Financial Notes (LFTs) are fixed-rate securities, their yield follows the daily changes in the Selic rate between the date of purchase and the date of maturity.
(4)	Debentures are medium and long term debt securities, which give their holders a right of credit against the issuing company. The debentures have remuneration varying from TR+1% to 109% of the CDI Rate in 2020 (108.25% to 113% of CDI in 2019 and 104.25% to 151% of CDI in 2018).

Note 31 provides a classification of these marketable securities. Investments in marketable securities of related parties are shown in Note 30.

8.	RECEIVABLES FROM CUSTOMERS, TRADERS AND POWER TRANSPORT CONCESSION HOLDERS
	Balances not yet due	Up to 90 days past due	More than 91 up to 360 days past due	More than 361 days past due	2020	2019

Billed supply	1,518	637	387	583	3,125	3,130
Unbilled supply	1,145	—	—	—	1,145	1,204
Other concession holders – wholesale supply	18	26	1	5	50	47
Other concession holders – wholesale supply, unbilled	260	—	—	—	260	204
CCEE (Power Trading Chamber)	21	189	—	—	210	386
Concession Holders – power transport	45	14	17	85	161	187
Concession Holders – power transport, unbilled	295	—	—	—	295	253
(–) Provision for doubtful receivables	(278)	(12)	(15)	(407)	(712)	(810)
	3,024	854	390	266	4,534	4,601

Current assets					4,373	4,524
Non-current assets					161	77

The Company’s exposure to credit risk related to customers and traders is provided in Note 31.

The allowance for doubtful accounts is considered to be sufficient to cover any potential losses in the realization of accounts receivable, and the breakdown by type of customers is as follows:

F-65

	2020	2019
Residential	110	131
Industrial	188	197
Commercial, services and others	190	161
Rural	30	32
Public authorities	83	201
Public lighting	2	2
Public services	35	31
Charges for use of the network (TUSD)	74	55
	712	810

On July 31, 2020 Cemig D filed an application to the tax authority of State of Minas Gerais to offset debts for energy consumption and service owed by the direct and indirect administrations of Minas Gerais State, using amounts of ICMS tax payable, under Article 3 of Minas Gerais State Decree 47,908/2020, which regulated State Law 47,891/2020.  The debts from the State of Minas Gerais that qualify for offset are those past due at June 30, 2019, estimated at R$240, which are still being analized by the tax authority of State of Minas Gerais. The offset will initiate after the tax authority ratification and conclusion of the debt recognition agreement. As a consequence, Cemig D reversed the impairment previously recognized for the debts owed by Minas Gerais state, in the amount of R$210.

Changes in the allowance for doubtful accounts in 2020, 2019 and 2018 are as follows:

Balance at December 31, 2017	568
Effect of adoption of IFRS 9 on Jan. 1, 2018	150
Additions, net (Note 30 d)	264
Write-off	(231)
Balance at December 31, 2018	751
Additions, net (Note 30 d)	238
Disposals	(179)
Balance at December 31, 2019	810
Additions, net (Note 30 d)	146
Disposals	(244)
Balance at December 31, 2020	712

9.	RECOVERABLE TAXES

	2020	2019
Current
ICMS (VAT)	97	65
PIS/Pasep (a) (b)	311	3
Cofins (a) (b)	1,426	7
Others	16	24
	1,850	99
Non-current
ICMS (VAT) (b)	257	277
PIS/Pasep (a)	588	1,102
Cofins (a)	2,594	4,968
Others	3	2
	3,442	6,349
	5,292	6,448

a)	Pis/Pasep and Cofins taxes credits over ICMS

On May 8, 2019, the Company and its subsidiaries Cemig D and Cemig GT obtained a final unappealable ruiling recognizing their right to exclude the ICMS amounts from the calculation basis of PIS/Pasep and Cofins taxes, as from five years prior to the action initial filing– that is, from July 2003.

Thus, the Company recorded the PIS/Pasep and Cofins credits corresponding to the amount of these taxes over ICMS paid from the period of July 2003 to May 2019.

A final unappealable ruling was also handed to Cemig’s wholly-owned subsidiaries Sá Carvalho, Cemig Geração Distribuída (former UTE Ipatinga S.A.), Cemig Geração Poço Fundo S.A. (previously denominated UTE Barreiro S.A.) and Horizontes Energia S.A..

The Company has two expedients to recover the tax credits: (i) offsetting amounts receivable against amounts payable of PIS/Pasep and Cofins taxes, monthly, within the five-year period specified by the relevant law of limitation; or (ii) receiving securities issued in connection with Federal Government debts (“precatórios”).

Cemig D and Cemig GT prioritized the credits offsetting, to accelerate recovery. For the Company itself, priority will be given to receipt of the credits through precatórios letters of credit, since the Company does not have enough monthly payments of PIS/Pasep and Cofins taxes to enable offsetting.

On May 12, 2020, the Brazilian tax authority (Receita Federal) granted the Company’s request for ratification of the credits of PIS/Pasep and Cofins taxes arising from the legal action on which final judgment, subject to no further appeal, was given in favor of Cemig D and Cemig GT in 2019 and the subsidiaries are offsetting the amount receivable against amounts of federal taxes payable on a monthly basis, starting in May 2020, within the five-year statute of limitations period.

The Company recorded in current asset and non-current asset the amounts of R$1,725 and R$ 3,180, respectively, corresponding to the tax credits of PIS/Pasep and Cofins.

Based on the opinion of its legal advisers, the Company believes that a portion of the tax credits to be received by Cemig D should be reimbursed to its customers, considering a maximum period for calculation of the reimbursement of 10 years. Thus, Cemig D has constituted a liability corresponding to the total amount of the tax credits comprising the period of the last 10 years, from June 2009 to May 2019, net of PIS/Pasep and Cofins taxes over monetary updating, presented in Note 21. Cemig D awaits from the grantor a conclusion about the mechanisms and criteria for the reimbursement to its customers.

On February 9, 2021, Aneel held a public consultation aimed at discussing how to return tax credits to customers, as described in Note 21. Aneel's proposal, which is being discussed, provides for the return of the amounts through a rebate in the next tariff review, within a period of up to five years. Aneel did not comment on the period for returning these credits to the customers.

The accounting effects relating to the recognition of the PIS/Pasep and Cofins taxes credits, including their monetary updating by the Selic rate, were recognized in the statement of income in 2019, at net amount, updated to December 31, 2019, of R$1,965. Out of this amount, R$1,428 and R$1,550 were recognized as operational revenue and financial revenue (net of PIS/Pasep and Cofins taxes), respectively. In addition, the amount of R$1,012 was recorded as IRPJ and CSLL.

These credits and the reimbursement to customers are updated by the Selic rate until offsetting of the amount receivable against amounts payable or until reimbursement to customers. On December 31, 2020, the net effect in the finance income is R$42, more details see note 29.

Until December 31, 2020, credits of PIS/Pasep and Cofins taxes offset against payable federal taxes amouted R$1,275.

b)	Other recoverable taxes

The ICMS (VAT) credits, reported in non-current assets, arise mainly from acquisitions of property, plant and equipment, and intangible assets, and can be offset against taxes payable in the next 48 months. The transfer to non-current is made in accordance with management's best estimate of the amounts which will likely be realized in 12 months after these financial statements reporting date.

Credits of PIS/Pasep and Cofins generated by the acquisition of machinery and equipment can be offset immediately.

10.	INCOME AND SOCIAL CONTRIBUTION TAXES

a) Income tax and social contribution tax recoverable

The balances of income tax and social contribution tax refer to tax credits in the corporate income tax returns of previous years and to advance payments which will be offset against federal taxes eventually payable. Current tax assets and current tax liabilities related to income tax and social contribution tax are offset in the statement of financial position subject to criteria established in IAS 12.

	2020	2019
Income tax	698	608
Social contribution tax	247	241
	945	849

Current	598	621
Non-current	347	228

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

	2020	2019
Current
Income tax	108	99
Social contribution tax	32	35
	140	134

c)	Deferred income tax and social contribution tax

The Company has deferred taxed assets and liabilities from unused tax loss carryforwards, negative base for the social contribution tax, and deductible temporary differences, at the statutory rates applicable to each legal entity in Brazil of 25% (for Income tax) and 9% (for the social contribution tax), as follows:

	2020	2019 (Restated)	01/01/2019 (Restated)
Deferred tax assets
Tax loss carryforwards	401	116	373
Provisions for contingencies	538	544	218
Impairment on investments	640	660	882
Fair value of derivative financial instruments (PUT SAAG)	182	164	143
Post-employment obligations	2,168	2,090	1,477
Estimated provision for doubtful receivables	256	283	279
Others	138	171	99
Total	4,323	4,028	3,471

Deferred tax liabilities
Funding cost	(11)	(16)	(25)
Deemed cost	(225)	(232)	(239)
Acquisition costs of equity interests	(486)	(503)	(501)
Borrowing costs capitalized	(169)	(166)	(168)
Adjustment to expectation of cash flow – Concession assets	(242)	(247)	(252)
Revenues arising from transmission contract asset	(768)	(624)	(627)
Adjustment to fair value: Swap/Gains	(1,002)	(575)	(277)
Others	(7)	(5)	(38)
Total	(2,910)	(2,368)	(2,127)
Total, net	1,413	1,660	1,344

Total assets	2,453	2,430	2,147
Total liabilities	(1,040)	(770)	(803)

The changes in deferred income tax and social contribution tax were as follows:

	2020	2019 (Restated)	01/01/2019 (Restated)
Balance at January 01	1,660	1,344	1,072
Effects allocated to net profit from continuing operations	(252)	(145)	(27)
Effect allocated to other comprehensive income	4	544	239
Effects allocated to net profit from discontinuing operations (note 32)	—	(85)	—
Effects allocated to Equity
First-time adoption of IFRS 9 – effects allocated to equity	—	—	51
Reversal of deemed cost	—	—	18
Transfer to assets held for sale	—	—	(3)
Variations in deferred tax assets and liabilities	—	—	(3)
Deferred taxes arising from business combination	—	—	(3)
Others	1	2	—
Balance at December 1	1,413	1,660	1,344

The estimated taxable profits forecast, on which the realization of deferred tax asset are based, are determined by the annual budget and the long-term budget, both reviewed periodically, and by the historical profit. However, the taxable profit may be either higher or lower than the evaluation used by the management when the amount of the deferred tax recognized was determined.

Based on Company and its subsidiaries’ estimates, it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. The Company estimated that the balance of deferred tax asset as of December 31, 2020 will be recovered, as follows:

Consolidated
2021	681
2022	708
2023	624
2024	563
2025	563
2026 to 2028	743
2029 to 2030	441
4,323

d)	Reconciliation of income tax and social contribution tax effective rate

This table reconciles the statutory income tax (rate 25%) and social contribution tax (rate 9%) with the current income tax expense in the Statement of income:

	2020	2019 (Restated)	2018 (Restated)
Profit before income tax and social contribution tax	3,800	4,570	2,011
Income tax and social contribution tax – nominal expense (34%)	(1,292)	(1,554)	(683)
Tax effects applicable to:
Gain (loss) in subsidiaries by equity method	93	8	(61)
Interest on Equity	188	136	71
Non-deductible contributions and donations	(10)	(13)	(6)
Tax incentives	39	66	29
Effects from subsidiaries taxed based on gross revenues	97	89	89
Non-deductible penalties	(25)	(135)	(12)
Impairment of accounts receivable from related parties	(13)	(234)	—
Others	(13)	38	(37)
Income tax and social contribution tax – effective expense	(936)	(1,599)	(610)

Current tax	(684)	(1,454)	(583)
Deferred tax	(252)	(145)	(27)
	(936)	(1,599)	(610)
Effective rate	24.63%	35.00%	30.33%

11.	ACCOUNTS RECEIVABLE FROM THE STATE OF MINAS GERAIS

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

Considering the reference in the previous paragraph, the Company withheld an amount of R$130 in 2020 (R$148 in 2019), corresponding to the dividends that would have been payable to Minas Gerais State. The balance receivable on December 31, 2020, is R$12 (R$115 on December 31, 2019), was classified as Non-current asset, as a result of the delays in installments past due since January 2018.

Considering the guarantees mentioned above, which the Company intends to execute in the event of default of the amount agreed in the debt recognition agreement, there are no expectation of losses on these receivables.

12.	ESCROW DEPOSITS

	2020	2019
Labor claims	278	355

Tax contingencies
Income tax on Interest on Equity	29	29
PIS/Pasep and Cofins taxes (1)	66	1,448
Donations and legacy tax (ITCD)	54	53
Urban property tax (IPTU)	84	79
Finsocial tax	40	40
Income tax and social contr. tax on indemnity for employees’ ‘Anuênio’ benefit (2)	286	282
Income tax withheld at source on inflationary profit	9	9
Contribution tax effective rate (3)	18	18
ICMS (VAT) credits on PP&E	—	39
Others (4)	98	92
	684	2,089

Others
Regulatory	52	43
Third party	9	11
Customer relations	8	7
Court embargo	13	12
Others	12	23
	94	96
	1,056	2,540

(1)	This refers to escrow deposits in the action challenging the constitutionality of inclusion of ICMS value added tax within the taxable amount for calculation of PIS/Pasep and Cofins taxes.
(2)	See more details in Note 25 – Provisions under the section relating to the ‘Anuênio indemnity’.
(3)	Escrow deposit in the legal action challenging an infringement claim relating to application of social contribution tax to amounts of cultural and artistic donations and sponsorship, expenses on punitive fines, and taxes with liability suspended.
(4)	Includes escrow deposits from legal actions related to INSS and PIS/Pasep and Cofins taxes

Release of escrow deposits

On February 13, 2020, the escrow deposits in the action challenging the constitutionality of inclusion of ICMS value added tax within the calculation basis of PIS/Pasep and Cofins taxes, as disclosed in Note 9a) were released amounting R$1,382, out of which R$1,186 and R$196 relates to Cemig D and Cemig GT, respectively. The escrow deposit of R$6 made by the subsidiary Sá Carvalho was released in the third quarter of 2020. The escrow deposits from the others wholly-owned subsidiaries is expected to be released once their claims reach a final unappealable ruling.

13.	REIMBURSEMENT OF TARIFF SUBSIDIES

Subsidies on tariffs charged to users of distribution services – TUSD and EUST (Charges for Use of the Transmission System) are refunded to distributors through the funds from the Energy Development Account (CDE).

In 2020, the amount recognized as subsidies revenues was R$1,057 (R$1,097 in 2019 and R$953 in 2018). Of such amounts, the Company has a receivable of R$88 in current assets, being R$83 (R$94 on December 31, 2019) held by Cemig D and R$6 (R$3 on December 31, 2019) held by Cemig GT.

14.	CONCESSION FINANCIAL AND SECTOR ASSETS AND LIABILITIES
Concession financial assets	2020	2019 (Restated)	01/01/2019 (Restated)
Concession financial assets related to the infrastructure
Energy distribution concession (14.1)	530	460	396
Gas distribution concession (14.1)	29	24	—
Indemnifiable receivable – Generation (14.2)	816	816	816
Concession grant fee – Generation concessions (14.3)	2,549	2,468	2,409
	3,924	3,768	3,621
Sector financial assets
Amounts receivable from Parcel A (CVA) and Other Financial Components (14.4)	133	882	1,081
Total	4,058	4,650	4,702

Current assets	258	891	890
Non-current assets	3,799	3,759	3,812

Concession sector liabilities	2020	2019
Amounts receivable from Parcel A (CVA) and Other Financial Components (14.4)	231	—
Total	231	—

Current liabilities	231	—
Non-current liabilities	—	—

The changes in concession financial assets related to infrastructure are as follows:

	Transmission	Generation	Distribution	Gas	Total
Balances at January 1st 2018 (Restated)	—	4,238	371	—	4,609
Amounts received	—	(1,389)	—	—	(1,389)
Transfers from PP&E	—	—	27	—	27
Others transfers	—	(1)	(1)	—	(2)
Monetary updating	—	377	—	—	377
Disposals	—	—	(1)	—	(1)
Balances at January 1, 2019 (Restated)	—	3,225	396	—	3,621
Amounts received	—	(259)	—	—	(259)
Transfers from contract assets	—	—	48	—	48
Transfers from (to) intangible assets	—	—	(1)	24	23
Monetary updating	—	318	18	—	336
Disposals	—	—	(1)	—	(1)
Balances at December 31, 2019 (Restated)	—	3,284	460	24	3,768
Amounts received	—	(266)	—	—	(266)
Transfers from contract assets	—		60		60
Transfers from (to) intangible assets	—		(5)		(5)
Monetary updating	—	347	15	5	367
Balances at December 31, 2020	—	3,365	530	29	3,924

14.1	Distribution - Financial assets

The energy and gas distribution concession contracts are within the scope of IFRIC 12. The financial assets under these contracts refer to the investments made in infrastructure that will be paid by grantor at the end of the concession period. These financial assets are measured at fair value through profit or loss.

14.2	Generation – Indemnity receivable

As from August 2013, with the extinction of the concession for various plants operated by Company under Concession Contract 007/1997, it has a right to receive an amount corresponding to the residual value of the infrastructure assets, as specified in the concession contract. These balances are recorded as financial assets at fair value through profit or loss, and totaled R$816 on December 31, 2020 and 2019.

Generation plant	Concession expiration date	Installed capacity (MW)	Net balance of assets based on historical cost	Net balance of assets based on fair value (replacement cost)

Lot D
UHE Tress Marias	July 2015	396	71	413
UHE Salto Grande	July 2015	102	11	39
UHE Itutinga	July 2015	52	3	7
UHE Camargos	July 2015	46	8	23
PCH Piau	July 2015	18.01	2	9
PCH Gafanhoto	July 2015	14	1	10
PCH Peti	July 2015	9.4	1	8
PCH Dona Rita	Sep. 2013	2.41	1	1
PCH Tronqueiras	July 2015	8.5	2	12
PCH Joasal	July 2015	8.4	1	8
PCH Martins	July 2015	7.7	2	4
PCH Cajuru	July 2015	7.2	4	4
PCH Paciência	July 2015	4.08	1	4
PCH Marmelos	July 2015	4	1	4
Others
UHE Volta Grande	Feb. 2017	380	26	70
UHE Miranda	Dec. 2016	408	27	23
UHE Jaguara	Aug. 2013	424	40	174
UHE São Simão	Jan. 2015	1,710	2	3
		3,601.70	204	816

As specified by the grantor (Aneel) in Normative Resolution 615/2014, the valuation reports that support the amounts in relation to the residual value of the plants, previously operated by Cemig GT, that were included in Lot D and for the Volta Grande plant have been submitted to the grantor. The Company does not expect any losses in the realization of these amounts.

On December 31, 2020, investments made after the Jaguara, São Simão and Miranda plants came into operation, in the amounts of R$174, R$3 and R$23, respectively, are recorded as concession financial assets, and the determination of the final amounts to be received by the Company is in discussion with Aneel (the grantor). The Company does not expect losses in realization of these amounts.

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

14.3	Concession grant fee – Generation concessions

The concession grant fee paid by the Company for a 30-year concession contracts, related to 18 hydroelectric plants, as an amount of R$2,216. The amount of the concession fee was recognized as a financial asset measured at amortized cost, as the Company has an unconditional right to receive the amount paid, updated by the IPCA Index and remuneratory interest (the total amount of which is equal to the internal rate of return on the project), during the period of the concession.

The changes in these concession financial assets are as follows:

SPE	Plants	2019	Monetary updating	Amounts received	2020
Cemig Geração Três Marias S.A.	Três Marias	1,402	188	(143)	1,447
Cemig Geração Salto Grande S.A.	Salto Grande	440	59	(45)	454
Cemig Geração Itutinga S.A.	Itutinga	165	25	(19)	171
Cemig Geração Camargos S.A.	Camargos	124	18	(14)	128
Cemig Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência and Piau	161	26	(20)	167
Cemig Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras	110	19	(15)	114
Cemig Geração Oeste S.A.	Cajurú, Gafanhoto and Martins	66	12	(9)	69
Total		2,468	347	(265)	2,550

SPE	Plants	2018	Monetary updating	Amounts received	2019
Cemig Geração Três Marias S.A.	Três Marias	1,370	171	(139)	1,402
Cemig Geração Salto Grande S.A.	Salto Grande	430	54	(44)	440
Cemig Geração Itutinga S.A.	Itutinga	161	23	(19)	165
Cemig Geração Camargos S.A.	Camargos	120	17	(13)	124
Cemig Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência and Piau	157	24	(20)	161
Cemig Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras	107	18	(15)	110
Cemig Geração Oeste S.A.	Cajurú, Gafanhoto and Martins	64	11	(9)	66
Total		2,409	318	(259)	2,468

SPE	Plants	2017	Monetary updating	Amounts received	2018
Cemig Geração Três Marias S.A.	Três Marias	1,330	174	(134)	1,370
Cemig Geração Salto Grande S.A.	Salto Grande	417	55	(42)	430
Cemig Geração Itutinga S.A.	Itutinga	156	23	(18)	161
Cemig Geração Camargos S.A.	Camargos	116	17	(13)	120
Cemig Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência and Piau	152	24	(19)	157
Cemig Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras	103	18	(14)	107
Cemig Geração Oeste S.A.	Cajurú, Gafanhoto and Martins	63	11	(10)	64
Total		2,337	322	(250)	2,409

Of the energy produced by these plants, 70% is sold in the Regulated Market (ACR) and 30% in the Free Market (ACL).

Sector assets and liabilities

14.4	Account for compensation of variation of parcel A items (CVA) and Other financial components

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

The balance of these sector financial assets and liabilities, which are presented at net value, in assets or liabilities, in accordance with the tariff adjustments that have been authorized, are as follows:

Financial position	2020			2019
	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total
Assets	84	1,562	1,646	1,286	2,144	3,430
Current assets	84	834	918	1,286	1,269	2,555
Non-current assets	—	728	728	—	875	875

Liabilities	(246)	(1,498)	(1,744)	(882)	(1,666)	(2,548)
Current liabilities	(246)	(903)	(1,149)	(882)	(1,033)	(1,915)
Non-current liabilities	—	(595)	(595)	—	(633)	(633)

Total current, net	(162)	(69)	(231)	404	236	640
Total non-current, net	—	133	133	—	242	242
Total, net	(162)	64	(98)	404	478	882

Financial components	2020			2019
	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total
Items of ‘Parcel A’
Energy Development Account (CDE) quota	1	—	1	119	29	148
Tariff for use of transmission facilities of grid participants	1	218	219	(18)	114	96
Tariff for transport of Itaipu supply	—	18	18	9	16	25
Alternative power source program (Proinfa)	—	6	6	11	(6)	5
ESS/EER System Service/Energy Charges	(1)	39	38	(161)	(136)	(297)
Energy bought for resale	4	449	453	661	632	1,293

Other financial components
Over contracting of supply (1)	(56)	165	109	(84)	216	132
Neutrality of Parcel A	(3)	110	107	(30)	(12)	(42)
Other financial items	(86)	(899)	(985)	(71)	(206)	(277)
Tariff Flag balances	—	—	—	—	(103)	(103)
Excess demand and reactive power	(22)	(42)	(64)	(32)	(66)	(98)
TOTAL	(162)	64	(98)	404	478	882

(1)	The wholly-owned subsidiary Cemig D was over contracted in 2017 and 2018 and the gain arising from the sale of the excess of energy in the spot market was provisionally passed through to customers by Aneel in the tariff adjustments of 2018 and 2019, including the portion in excess of the limit of 105% of the regulatory load – thus reducing the tariff that was determined. To establish whether this is a voluntary over contracting, the Company considers that the portion above the regulatory limit will be recovered in the subsequent tariff adjustment. On August 27, 2020, Aneel published the Dispatch 2,508/2020-SRM-SGT, which set new amounts for distributors’ over contracting for the years 2016 and 2017, based on a new valuation criterion established by Aneel Technical Note 97/2020-SRM-SGT – not contained in the regulatory rules which were currently in force. As a result, Cemig D filed an appeal with the Council of Aneel, for the amounts of distribution agents’ over contracting to be reset in accordance with the calculation criteria based on maximum effort contained in Aneel Normative Resolution 453/2011. The Company’s position on this case is reinforced by the fact that the Brazilian Energy Distributors’ Association (Abradee) filed a similar appeal, supported by the opinion of contracted legal advisors. The Company has no expectation of loss in relation to realization of these amounts. The Company recognizes this receivable asset, in the amount of R$222 on December 31, 2020, as ‘Other financial components’ to be ratified. At the reporting date for this financial statements, this matter was still pending analysis by Aneel.

Changes in balances of these sector assets and liabilities:

Balance at December 31, 2017	(46)
Additions	1,638
Amortization	335
Others – R&D Reimbursement	(115)
Payments from the Flag Tariff Centralizing Account	(794)
Updating – Selic rate (Note 31)	62
Balance at December 31, 2018	1,080
Additions	724
Amortization	(666)
Payments from the Flag Tariff Centralizing Account	(361)
Updating – Selic rate (Note 31)	105
Balance at December 31, 2019	882
Additions	611
Amortization	(156)
Payments from the Flag Tariff Centralizing Account	(63)
Receipt funds of “Covid-account” (1)	(1,404)
Updating – Selic rate (Note 29)	32
Balance at December 31, 2020	(98)

(1)	The amount received via ‘Covid-account’ will be reversed in a negative financial component in the 2021 or 2022 tariff processes, as detailed in note 1.

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

Pass-through of funds from the Flag Account in 2020 totaled R$63 (R$361 in 2019 and R$794 in 2018) and were recognized as a partial realization in advance of the following tariff adjustment.

Cemig D tariff adjustment

On June 25, 2020, the grantor (Aneel) approved the Annual Adjustment for Cemig D, which would be in effect from May 28, 2020 to May 27, 2021, with an average increase for customers of 4.27%. This result reflected Cemig D’s manageable costs (Portion B), of 0.84% and the direct pass-through, within the tariff, of 3.43%, the latter having zero economic effect, not affecting profitability, relating to the following itens: (i) increase of 5.30% in non-manageable (‘Parcel A’) costs – mainly purchase of energy supply, regulatory charges and transmission charges; (ii) increase of 6.71% in the financial components of the current process, led by the CVA currently being processed, which had an effect of 5.47%; and (iii) 8.58% was withdrawn from the financial components of the prior process.

Although the adjustment is effective from May 28, 2020 to May 27, 2021, its application was suspended until June 30, 2020, maintaining the previous tariffs during the suspension period. Cemig D also recognized the right to receive a total of R$51, based on the energy market, for non-receipt of the additional tariff component in the period. Considering that the amount of R$63 was received from Covid Account funds on July 31, 2020, completing the total amount established for Cemig D to receive in Covid Account funds, under Normative Resolution 885/2020, the Company recognized a net obligation of R$12, updated by the Selic rate until September 30, 2020. For more information on the Covid-account, see Note 1(e) to this financial statements.

Administrative appeals were filed with Aneel, contesting the ratification of the annual tariff increase of 4.27% to Cemig D, and requesting its annulment, with the restitution to Cemig D’s customers of the amounts of the escrow deposits released as a result of the Supreme Court judgment, as decribed in Note 12, in the form that creates overall precedent, which determined the exclusion of ICMS tax amounts from the basis for calculation of PIS/ Pasep and Cofins taxes payable. The current administrative appeals request a creation of a negative financial component in the calculation of Cemig D’s annual tariff adjustment.

Aneel has given Cemig D the right of reply, and, based on internal assessments and those of its legal advisers, as well as the exceptional economic scenario caused by the Covid-19 pandemic, Cemig D, on August 5, 2020, has submitted to Aneel a proposal for a the restitution to its customers of a total amount of R$714 – corresponding to part of the escrow deposits released by the court due to Cemig’s success in the Claim.

On August 18, 2020, Aneel decided to grant the appeal, in part, and through its Ratifying Resolution 2,757/2020 reduced the average effect of Cemig D’s 2020 tariff adjustment to zero, due to the inclusion of the negative financial component of R$714.

Cemig’s decision represents an anticipation of the effects, and treatment in terms of regulations of the Supreme Court’s decision that determined the exclusion of ICMS tax amounts from the basis for calculation of PIS/ Pasep and Cofins taxes. These regulations will be applied equally to all energy distribution concessions through an Aneel normative ruling, which will be issued after conclusion of Public Consultation 005/2020 – during which there will be discussion on the merits, and in which Cemig will be able to take part in a wide-ranging discussion on the subject. The portion of the credits that Cemig D proposes to reimburse to its customers is recognized as a liability, as explained in Note 21. Of this amount, R$266, had been passed through to customers tariff by December 31, 2020.

15.	CONCESSION CONTRACT ASSETS

Under IFRS 15 – Revenue from contracts with customers, the infrastructure construction revenue for which the right to consideration depends on satisfaction of performance obligations related to the completion of its construction, or its future operation and maintenance are classified as contract assets as follows:

	2020	2019 (Restated)	01/01/2019 (Restated)
Distribution – Infrastructure assets under construction	1,142	740	518
Gas – Infrastructure assets under construction	94	68	81
Transmission – Assets reincorporated into the assets remuneration base	1,896	1,928	2,272
Transmission – Assets remunerated by tariff	1,848	1,147	637
	4,980	3,883	3,509

Current	737	576	482
Non-current	4,243	3,307	3,026

Changes in concession contract assets are as follows:

	Transmission	Distribution	Gas	Total
Balances at January 1, 2018	-	-	-	-
Effects of adoption of IFRS 15 (Restated)	2,927	532	90	3,549
Additions	138	727	70	935
Inflation adjustment	311	—	—	311
Amounts received	(467)	—	—	(467)
Transfers to financial assets	—	(27)	—	(27)
Transfers to intangible assets	—	(672)	(78)	(750)
Impairment	—	(42)	—	(42)
Balances at January 1, 2019 (Restated)	2,909	518	82	3,509
Additions	312	903	43	1,258
Inflation adjustment	328	—	—	328
Amounts received	(473)	—	—	(473)
Disposals	—	—	(2)	(2)
Transfers to financial assets	—	(48)	—	(48)
Transfers to intangible assets	—	(630)	(55)	(685)
Impairment	—	(3)	—	(3)
Balances at December 31, 2019 (Restated)	3,076	740	68	3,884
Additions	201	1,346	50	1,597
Inflation adjustment	438	—	—	438
Results of the Periodic Tariff Review	552	—	—	552
Amounts received	(623)	—	—	(623)
Disposals	(7)	—	(2)	(9)
Transfers to financial assets	—	(60)	—	(60)
Transfers to intangible assets	—	(883)	(23)	(906)
Contract assets arising from business combination (Note 16d)	108	—	—	108
Impairment	—	(1)	—	(1)
Balances at December 31, 2020	3.745	1,142	93	4,980

The amount of additions in the period ended December 31, 2020 includes R$34 of borrowing costs, as presented in Note 29.

Energy and gas distribution activities

The concession infrastructure assets still under construction are recognized initially as contract assets, measured at amortized cost, including capitalized borrowing costs. When the asset starts operations, the construction performance obligation is concluded, and the assets are split into financial assets and intangible assets.

The transmission activity

For transmission concessions, the consideration to be paid to the Company arises from the concession contracts n. 006/97 and n. 079/00, as follows:

	2020	2019 (Restated)	01/01/2019 (Restated)
Current
Concession contract - 004/05	19	—	—
Concession contract - 079/00	29	21	19
Concession contract - 006/97
Basic Network of the Existing System (BNES)	533	434	347
Basic Network of New Facilities (BNNF)	156	121	116
	737	576	482
Non-current
Concession contract - 004/05	91	—	—
Concession contract - 079/00	133	95	93
Concession contract - 006/97
Basic Network of the Existing System (BNES)	1,363	1,494	1,714
Basic Network of New Facilities (BNNF)	1,421	911	620
	3,008	2,500	2,427
	3,745	3,076	2,909

a)	Concession contract n. 006/97

The contract regulates the public service of commercial operation of transmission facilities that are classified as parts of the National Grid, pursuant to Law 9,074/1995 and to the regulation applicable, in effect until December 31, 2042.

The contract was renewed on December 4, 2012, for 30 years, from January 1, 2013, under Provisional Act 579 of September 11, 2012 (converted into Law 12,783/2013), which specified reimbursement for the assets that had not been depreciated on December 31, 2012.

The criteria for calculation of New Replacement Value (Valor Novo de Reposição – VNR) of the transmission facilities, for the purposes of reimbursement, were set by Aneel Normative Resolution 589 of December 10, 2013.

The process and period of payment of the reimbursement were set by Brazilian Ministry of Mining and Energy (MME), by Ministerial Order 120, of April 20, 2016, which specified that the amounts ratified by Aneel, through a Dispatch, for the National Grid facilities which had not yet been amortized, nor depreciated, nor indemnified by the concession-granting power (‘the Grantor’), associated to the concession contracts that were renewed under Law 12,783/2013, should become part of the Regulatory Remuneration Base as from the tariff process of 2017.

Aneel Normative Resolution 762/2017 set the procedures and criteria to be used in the calculation of the cost of capital to be added to the Permitted Annual Revenue, under Law 12,783/2013, in accordance with MME Ministerial Order 120/2016.

At the first adoption of IFRS 15, on January 01, 2018, considering the characteristics of its concession contracts, the Company classified as contract assets: (i) the consideration to be received for the construction of power transmission infrastructure corresponding to the remaining balance of National Grid assets, re-incorporated into the remuneration base (the economic portion), and (ii) the assets remunerated by tariff, since the performance obligation of construction and upgrade depends on satisfaction of the performance obligation of operation and maintenance.

On December 31, 2020, as described in Note 2.8, the Company reclassified to contract asset the amounts recorded as financial asset at the first adoption of IFRS 15, related to the National Grid (‘BNES’) financial portion, which represents the amount to be paid since the extension of the concessions until its incorporation into the tariff, to be received in 8 years, starting in June 2017, and exclusively by installments not paid from January 1, 2013 to June 30, 2017, updated by the regulatory cost of capital of the transmission sector. The amounts reclassified in the statement of financial position at December 31, 2019 for January 01, 2019 are R$1,281 and R$1,296, respectively.

The classification of these assets as a contract asset is based on its inclusion in the Remuneration Assets Base – ‘BRR’ of the transmission concession agents. Although this new regulation determined that the amounts to be paid were subject to the regulatory rules applicable to the tariff process, including the mechanisms for measuring efficiency, the tariff review specific rules were not clear about the treatment that would be applied to the financial portion, especially related to the asset write-off in the period. The Periodic Tariff Review, which occurred in 2020, confirmed the impact of the write-off on this component in the period. In this new context, the consideration to be received is associated to the performance obligation to operate and maintain. Thus, the asset has the distinctive characteristics which is pertinent to its classification as a contract asset.

The next Periodic Tariff Review (RTP) will take place in June 2023, with effect from July 1, 2023. The indexer used to update the contract is the Expanded Consumer Price Index (Índice de Preços ao Consumidor Amplo – IPCA).

National Grid Assets - ‘BNES’ – the regulatory cost of capital updating

On April 10, 2017, a preliminary injunction was granted to the Brazilian Large Free Customers’ Association (Associação Brasileira de Grandes Consumidores Livres), the Brazilian Auto Glass Industry Technical Association (Associação Técnica Brasileira das Indústrias Automáticas de Vidro) and the Brazilian Ferro-alloys and Silicon Metal Producers’ Association (Associação Brasileira dos Produtores de Ferroligas e de Silicio Metálico) in their legal action against the grantor and the Federal Government requesting suspension of the effects on their tariffs of remuneration at cost of equity of portions of “National Grid” assets not yet paid from 2013 to 2017 owned to the agents that accepted the terms of Law 12,783/13.

The preliminary injunction was partial, with effects related to suspension of the inclusion in the customer tariffs paid by these associations of the portion of the indemnity corresponding to the remuneration at cost of equity included since the date of extension of the concessions.

In June 2020, due to revocation of the majority of the injunctions, and in compliance with the Execution Opinions issued by the Federal Public Attorneys’ Office to Aneel, the effects caused by the reversal of these injunctions were calculated, for inclusion of the cost of equity in the transmission revenue starting with the 2020-21 cycle, considering all retrospective effects, including those arising from the assumptions adopted in the 2018 RAP periodic reset.

At this moment Aneel provisionally ratified only the inclusion of the cost of equity updated by IPCA index of the period between the 2017-18 and 2019-20 tariff cycles, considering the need for deeper examination of the legal conditions for analysis of the Company’s appeal, which require the inclusion of the WACC remuneration for the periods in which it was suspended.

On January 06, 2021, the Brazilian General Attorney's Office issued a legal opinion about the effects of the reversal of the court decision that had suspended the cost of equity remuneration of the transmission agents determined by Ministerial Order 120, of April 20, 2016.

The legal opinion concluded that the interest not received in the period of January 2013 to June 2017 – cost of capital remuneration – must be updated by the cost of equity rate, as established in the MME Ministerial Order 120/2016 and in the Aneel Resolution 762/2017, until July 01, 2020, which is the date that the payment took place, and must be included to RAP as of July 1, 2020 (2020-2021 cycle) for eight years.

The Company believes that the treatment given to this component, which includes updating by the IPCA inflation index, plus the regulatory weighted average cost of capital, of the period from June 2017 to June 2020, appropriately reflects the regulations issued by the grantor authority. Company has no expectation of loss in relation to realization of these amounts.

b)	Concession contract 079/00

The contract regulates commercial operation of public transmission service, comprising construction, maintenance and operation of transmission of the following facilities: The Itajubá 3 Substation; the Itajubá 3 – Poços de Caldas Transmission Line; and the Itajubá 3–Cachoeira Paulista Transmission Line, in effect until October 4, 2034.

The contract does not provide the review of the established revenue. Only of the revenues provisionally established, arising from enhancements and upgrades authorizations are reset. Thus, on December 15, 2020, the Resolution 2,825/2020 ratified the RAP Periodic Tariff Review of bid contracts of energy transmission, whose tariff review was scheduled for July 2019. More information on this matter is provided further in this Note.

The Periodic Tariff Reviews determined the tariff reset, with effects backdated to the date of the start of commercial operation, resulting in a repositioning factor of 57.5%. In addition, an adjustment portion relating to the backdating of the repositioning of RAP since the date of start of commercial operation in the amount of R$24.

The amounts will comprise the new RAP as from the adjustment for the 2021/2022 cycle and the adjustment portion relating to the backdating will be paid in 3 installments during the next adjustment processes.

The next Periodic Tariff Review (RTP) of the enhancements that have been approved will take place in June 2024, and be in effect from July 1, 2024. The indexer used for adjustment of the contract is the General Market Prices Index (Índice Geral de Preços do Mercado – IGP-M).

Assumptions considered in the estimation of the expected consideration for the construction services related to enhancements and upgrades of infrastructure.

a)	The margin is allocated to the performance obligation to construct the transmission infrastructure, using the cost incurred, plus margin;

b)	Future RAPs are calculated based on management’s best estimates, considering the cost of capital, plus the remuneration specified by the regulations;

c)	The discount rate used for calculation of present value of future RAPs is the implicit rate related to the financing component of the contract, corresponding to the best estimate of the amount that reflects the price that a customer would have paid for the promised goods or services if the customer had paid cash for the infrastructure construction services when (or as) they transfer to the customer (i.e. the cash selling price).

d)	PIS/Pasep and Cofins taxes are included in the calculation of the revenues from the contracts, and these taxes deferral is recognized;

e)	The estimated construction margin for the projects in service and in progress are obtained on the basis of the rate of profitability expected by management for the transmission activity in the period of commencement of the investments – this is considered individually, by an act of regulation (a concession contract or an Authorizing Resolution).

Periodic Tariff Revision of Permitted Annual Revenue – RAP

On June 30, 2020, Aneel ratified the results of the Periodic Tariff Review – RTP through Ratifying Resolution 2,712/2020, setting the revaluation of the Permitted Annual Revenue (RAP) to be applied from July 1, 2018. The result of the RAP Periodic Revision of the period 2018-2019 was a net increase of 9.13% compared to the provisional RAP of this same period. Although it was concluded only in 2020, the Revision had retrospective effects since July 2018.

The RTP comprised the reset of the BNES and BNNF (New National Grid Facilities) revenues, as follows:

▪	Basic Network of the Existing System ('BNES')

Increase of 13.15% in revenues of this type, due to:

(i)	upward variation in the WACC, after tax, from 6.64% to 7.71%;
(ii)	incorporation of the amounts referring to the remuneration of the Annual Cost of Assets (Custo Anual do Ativos – CAA) of the National Grid not incorporated into revenue for the period from January 2013 through June 2017 (Ke);
(iii)	changes in the asset base, taking into account write-offs and assets that have been fully depreciated. Due to these effects, the economic and financial components of Tariff Review Process (TRP) n. 120/2016 for the National Grid were increased, by 7% and 38%, respectively. The financial components include the remuneration of Ke (cost of equity). The RAP of the National Grid also contains amounts for O&M, which were 3% lower.

▪	Basic Network of the New Facilities (BNNF)
Reduction of 10% in relation to the RAP of the original authorization, due to:

(i)	changing in the remuneration base due to the difference between the reference prices (‘banco de preços’) of the authorization and the prices used in the review;
(ii)	effect of the diminishing profile of the RAP on the recalculation of the revenue for the new cycle. Since the repositioning has effect backdated to July 2018, an Adjustment Amount (‘Parcela de Ajuste – PA’) was established, referring to the difference between the amount of the repositioning and the provisional amount of the RAPs in effect in the period 2018–2020. This Adjustment Amount will undergo monetary updating by the IPCA index at each tariff adjustment and will be in effect in the cycles of 2020–2023. In spite of the reduction of the RAP in relation to the authorization, the review generated an increase in the present value of the contract asset, due mainly to the positive difference between the price of the transaction calculated on the basis of New Replacement Value (Valor Novo de Reposição – VNR) used in the review and the transaction price estimated based on the costs incurred.

On December 15, 2020 Aneel ratified, by Authorizing Resolution 2825/2020, the result of the Periodic Tariff Reviews of Permitted Annual Revenue (RAP) of Transmission Contracts resulting from public bidding. The revenues from enhancements and upgrades with date of start of commercial operation up to January 31, 2019 were submitted to the Periodic Review, with effects backdated to the date of the start of commercial operation. The enhancements and upgrades that were subject to review received a repositioning factor of 57.5%, plus an adjustment portion relating to the backdating of the repositioning of RAP since the date of start of commercial operation. The amounts will comprise the RAP of Itajubá as from the adjustment for the 2021/2022 cycle.

As a result of the RTP of the contract 006/1997, the Company recognized a revenue of R$528 in the statement of income. Of this amount, R$321 refers to the BNNF assets whilst R$207 refers to BNES assets, the latter corresponding to the concessions extension, based on the Law 12,783/13, which were incorporated in the regulatory remuneration base. The RTP of the contract 079/2020 resulted in the recognition of a revenue of R$23, in the statement of income for the year ended in December 31, 2020. The revenue arising from the revisions represents, mainly, the variation in the remuneration regulatory rate set for the transmission sector and the remeasurement of the New Replacement Value (Valor Novo de Reposição, or VNR) of the regulatory remuneration base – BRR. The total amount recognized in the statement of income relate to the Periodic Tariff Revision, net of PIS/Pasep and Cofins taxes, is R$502.

16.	INVESTMENTS

	Control	2020	2019
Hidrelétrica Cachoeirão	Jointly-controlled	53	54
Guanhães Energia	Jointly-controlled	131	131
Hidrelétrica Pipoca	Jointly-controlled	36	31
Retiro Baixo	Jointly-controlled	195	180
Aliança Norte (Belo Monte plant)	Jointly-controlled	631	671
Amazônia Energia (Belo Monte plant)	Jointly-controlled	965	1,028
Madeira Energia (Santo Antônio plant)	Affiliated	209	167
FIP Melbourne (Santo Antônio plant)	Affiliated	158	385
Lightger	Jointly-controlled	131	128
Baguari Energia	Jointly-controlled	159	157
Aliança Geração	Jointly-controlled	1,167	1,192
Taesa	Jointly-controlled	1,467	1,213
Ativas Data Center	Affiliated	17	16
UFV Janaúba Geração de Energia Elétrica Distribuída	Jointly-controlled	10	10
UFV Manga Geração de Energia Elétrica Distribuída	Jointly-controlled	11	—
UFV Corinto Geração de Energia Elétrica S.A.	Jointly-controlled	10	—
UFV Bonfinópolis Geração de Energia Elétrica Distribuída	Jointly-controlled	6	—
UFV Lagoa Grande Geração de Energia Elétrica Distribuída	Jointly-controlled	15	—
UFV Lontra Geração de Energia Elétrica Distribuída	Jointly-controlled	17	—
UFV Mato Verde Geração de Energia Elétrica Distribuída	Jointly-controlled	6	—
UFV Mirabela Geração de Energia Elétrica Distribuída	Jointly-controlled	4	—
UFV Porteirinha I Geração de Energia Elétrica Distribuída	Jointly-controlled	6	—
UFV Porteirinha II Geração de Energia Elétrica Distribuída	Jointly-controlled	7	—
Companhia de Transmissão Centroeste de Minas	Subsidiary	—	24
Axxiom Soluções Tecnológicas	Jointly-controlled	4	13
Total of investments		5,415	5,400
Itaocara – equity deficit (1)	Jointly-controlled	(30)	(22)
Total		5,385	5,378
(1)	On December 31, 2020 and 2019, the investee has negative net equity. Thus, after reducing the accounting value of its interest to zero, the Company recognized the provision for losses to the extent of its obligations, in the amount of R$30 (R$22 on December 31, 2019), resulting from contractual obligations assumed with the jointly-controlled entity and the other shareholders.

The Company’s investees that are not consolidated are jointly-controlled entities, with the exception of the interests in the affiliates Light, classified as asset held for sale, Madeira Energia ‘Santo Antônio’ power plant and Ativas Data Center.

On December 31, 2019, the investee ‘Usina Hidrelétrica Itaocara’ had negative shareholders’ equity. Thus, after reducing the accounting value of its interest to zero, the Company recognized the loss to the extent that it assumed contractual obligations with the subsidiary and the other shareholders, which on December 31, 2020 is R$30 (R$22 on December 31, 2019).

On December 31, 2020, management considered that there was some indication, due to the economic shock of the Covid-19 pandemic (Note 1e), of potential decline in value of assets, as referred to in IAS 36– Impairments of Assets. Considering, however, the pandemic’s effects on the economic context, and the fact that the long-term expectation of realization of the assets underwent no change, management of the Company assessed the recoverable amount of the assets for which there were indications that they may be impaired and concluded that the reported assets net carrying amount is recoverable, and thus that there was no need to recognize any impairment loss in the Company nor its subsidiaries as a result of the current economic scenario.

Additionally, in relation to the above, the Company’s management has assessed the risk threatening all its investments ability to continue as a going concern, taking substantially into consideration: the economic-financial clauses of Cemig D and Gasmig; the guarantee of revenues of the transmission companies; the protection against force majeure reduction in regulated generation contracts; and all the legal measures that have been applied by the federal government and by Aneel – and has concluded that the Company and its subsidiaries’ ability to continue as going concern is secure.

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

The rights of authorization to generate wind energy granted to Parajuru and Volta do Rio, valued at R$54 (R$60 on December 31, 2019) and R$74 (R$67 on December 31, 2019), respectively, are classified in the financial statements of the Company under Intangibles. These concession assets are amortized by the straight-line method, during the period of the concession. For further information see note 18.

Changes in these assets are as follows:

Investees	2017	Additions	Amortization	Written off	2018	Amortization	2019	Amortization	2020
Retiro Baixo	28	6	(2)	—	32	(1)	31	(1)	30
Central Eólica Praias de Parajuru (1)	17	—	(2)	(15)	—	—	—	—	—
Central Eólica Volta do Rio (1)	11	—	(1)	(10)	—	—	—	—	—
Central Eólica Praias de Morgado (1)	24	—	(2)	(22)	—	—	—	—	—
Madeira Energia (Santo Antônio plant)	151	—	(6)	(127)	18	(1)	17	(1)	16
Lightger	—	84	—	—	84	(3)	81	(3)	78
Aliança Geração	403	—	(25)	—	378	(25)	353	(25)	328
Aliança Norte (Belo Monte plant)	55	—	(2)	—	53	(2)	51	(2)	49
Taesa	189	—	(9)	—	180	(9)	171	(8)	163
Light	186	—	(20)	(166)	—	—	—	—	—
RME	44	20	(5)	(59)	—	—	—	—	—
Total	1,108	110	(74)	(399)	745	(41)	704	(40)	664

(1)	As from 2018 the investees Central Eólica Praias de Parajuru and Central Eólica Volta do Rio are being consolidated.

b)	This table shows the changes in investments in subsidiaries, jointly-controlled entities and affiliates:

Investee	2019	Gain (loss) by equity method (Income statement) (3)	Remeasurement of previously held equity interest in subsidiaries acquired (step-acquisition)	Dividends	Additions / acquisitions	Others	Disposals	2020
Companhia de Transmissão Centroeste de Minas	24	—	37	—	45	14	(120)	—
Hidrelétrica Cachoeirão	54	9	—	(10)	—	—	—	53
Guanhães Energia (1)	131	—	—	—	—	—	—	131
Hidrelétrica Pipoca	31	11	—	(6)	—	—	—	36
Madeira Energia (Santo Antônio plant)	167	42	—	—	—	—	—	209
FIP Melbourne (Santo Antônio plant)	385	(227)	—	—	—	—	—	158
Lightger (1)	128	10	—	(7)	—	—	—	131
Baguari Energia	157	23	—	(21)	—	—	—	159
Amazônia Energia (Belo Monte plant)	1,028	(63)	—	—	—	—	—	965
Aliança Norte (Belo Monte plant)	671	(40)	—	—	—	—	—	631
Ativas Data Center	16	1	—	—	—	—	—	17
Taesa	1,213	494	—	(240)	—	—	—	1,467
Aliança Geração	1,192	89	—	(114)	—	—	—	1,167
Retiro Baixo	180	15	—	—	—	—	—	195
UFV Janaúba Geração de Energia Elétrica Distribuída	10	1	—	(1)	—	—	—	10
UFV Corinto Geração de Energia Elétrica Distribuída	—	1	—	—	9	—	—	10
UFV Manga Geração de Energia Elétrica Distribuída	—	1	—	—	10	—	—	11
UFV Bonfinópolis II Geração de Energia Elétrica Distribuída	—	—	—	—	6	—	—	6
UFV Lagoa Grande Geração de Energia Elétrica Distribuída	—	3	—	—	12	—	—	15
UFV Lontra Geração de Energia Elétrica Distribuída	—	3	—	—	14	—	—	17
UFV Mato Verde Geração de Energia Elétrica Distribuída	—	1	—	—	5	—	—	6
UFV Mirabela Geração de Energia Elétrica Distribuída	—	—	—	—	5	(1)	—	4
UFV Porteirinha I Geração de Energia Elétrica Distribuída	—	—	—	—	6	—	—	6
UFV Porteirinha II Geração de Energia Elétrica Distribuída	—	1	—	—	6	—	—	7
Axxiom Soluções Tecnológicas (1)	13	(9)	—	—	—	—	—	4
Total of investments	5,400	366	37	(399)	118	13	(120)	5,415
Itaocara – equity déficit (2)	(22)	(9)	—	—	1	—	—	(30)
Total	5,378	357	37	(399)	119	13	(120)	5,385

(1)	With the loss of control of Light, the remaining equity interest in these investees was recognized as an investment in affiliates or jointly-controlled subsidiaries, and measured by the equity method, in accordance with IFRS 10. More details see notes 1 and 33.
(2)	On December 31, 2019, the investee had negative shareholders’ equity. Thus, after reducing the accounting value of its interest to zero, the Company recognized the provision for losses on investments, in the amount of R$22, resulting from contractual obligations assumed with the subsidiary and the other shareholders.
(3)	Includes bargain purchase related to the acquisition of the joint-controlled entities UFV Corinto, UFV Manga, UFV Lagoa Grande, UFV Lontra, UFV Mato Verde and UFV Porteirinha II, in the amount of R$7.

Investee	2018	Gain (loss) by equity method (Income statement)	Remeasurement of equity interest held in subsidiaries after loss of control	Dividends	Additions / acquisitions	Others	2019
Companhia de Transmissão Centroeste de Minas	20	4	—	—	—	—	24
Axxiom Soluções Tecnológicas	—	—	4	—	9	—	13
Lightger	—	—	128	—	—	—	128
Guanhães Energia	—	—	131	—	—	—	131
Usina Hidrelétrica Itaocara S.A.	—	(50)	5	—	23	22	—
Hidrelétrica Pipoca	31	4	—	(4)	—	—	31
Madeira Energia (Santo Antônio plant)	270	(103)	—	—	—	—	167
FIP Melbourne (Santo Antônio plant)	470	(85)	—	—	—	—	385
Hidrelétrica Cachoeirão	49	11	—	(6)	—	—	54
Baguari Energia	162	22	—	(27)	—	—	157
Amazônia Energia (Belo Monte plant)	1,013	15	—	—	—	—	1,028
Aliança Norte (Belo Monte plant)	664	6	—	—	1	—	671
Ativas Data Center	16	—	—	—	—	—	16
Taesa	1,143	210	—	(141)	—	1	1,213
Aliança Geração	1,217	78	—	(103)	—	—	1,192
Retiro Baixo	171	12	—	(3)	—	—	180
UFV Janaúba Geração de Energia Elétrica Distribuída	9	1	—	—	—	—	10
Total of investments	5,235	125	268	(284)	33	23	5,400
Itaocara – equity deficit	—	—	—	—	—	(22)	(22)
Total	5,235	125	268	(284)	33	1	5,378

(1)	With the loss of control of Light, the remaining equity interest in these investees was recognized as an investment in affiliates or jointly-controlled subsidiaries, and measured by the equity method, in accordance with IFRS 10. More details see notes 1 and 32.
(2)	On December 31, 2019, the investee had negative shareholders’ equity. Thus, after reducing the accounting value of its interest to zero, the Company recognized the provision for losses on investments, in the amount of R$22, resulting from contractual obligations assumed with the subsidiary and the other shareholders.

Investee	2017	Gain (loss) by equity method (Income statement)	Remeasurement of previously held equity interest in subsidiaries acquired (step-acquisition)	Dividends	Additions / acquisitions	Disposals	Reclassification to held for sale	Others	2018
Companhia de Transmissão Centroeste de Minas	21	5	—	(6)	—	—	—	—	20
Light (1)	1,534	19	(231)	(8)	—	—	(1,255)	(59)	—
RME (1)	383	3	(52)	(1)	104	—	(326)	(111)	—
Axxiom Soluções Tecnológicas (1)	12	(7)	—	—	—	—	(4)	(1)	—
Lightger (1)	41	3	84	(2)	—	—	(126)	—	—
Guanhães Energia (1)	25	30	—	—	57	—	(112)	—	—
Usina Hidrelétrica Itaocara S.A. (!)	4	(4)	—	—	5	—	(5)	—	—
Hidrelétrica Pipoca	26	7	—	(2)	—	—	—	—	31
Madeira Energia (Santo Antônio plant) (2) (4)	535	(163)	—	—	25	—	—	(127)	270
FIP Melbourne (Santo Antônio plant) (4)	582	(139)	—	—	27	—	—	—	470
Hidrelétrica Cachoeirão	58	10	—	(19)	—	—	—	—	49
Baguari Energia	148	28	—	(15)	—	—	—	1	162
Central Eólica Praias de Parajuru (3)	60	(6)	21	—	74	(3)	—	(146)	—
Central Eólica Volta do Rio (3)	68	(16)	59	—	92	(22)	—	(181)	—
Central Eólica Praias de Morgado (3)	51	(15)	—	—	—	(12)	—	(24)	—
Amazônia Energia (Belo Monte plant)	867	80	—	—	69	—	—	(3)	1,013
Aliança Norte (Belo Monte plant)	577	44	—	—	43	—	—	—	664
Ativas Data Center	17	(1)	—	—	—	—	—	—	16
Taesa (1)	1,101	225	—	(208)	—	—	—	25	1,143
Renova	282	(282)	—	—	—	—	—	—	—
Aliança Geração	1,242	65	—	(90)	—	—	—	—	1,217
Retiro Baixo	158	10	—	(3)	6	—	—	—	171
UFV Janaúba Geração de Energia Elétrica Distribuída	—	—	—	—	9	—	—	—	9
Total of investments	7,792	(104)	(119)	(354)	511	(37)	(1,828)	(626)	5,235

(1)	Others arises from first adoption of the new accounting standards on January 1, 2018, recognized by the investees directly in equity without inclusion in the Income statement. The column Reclassification to ” held for sale” includes the effect of the reclassification of the investment in Light, Axxiom, Lightger, Guanhães and Itaocara to Non-current assets held for sale, in accordance with IFRS 5.
(2)	Due to the result of analysis of impairment indication, due to the recurring losses incurred by Madeira, a provision was recognized for loss of part of the residual added value of the investment in Madeira, to limit its balance to the minimum value of the excess of future economic benefits arising from use of the net fixed asset on December 31, 2018, using the nominal WACC of 9.59% as the discount rate. The provision is presented in the statement of income for the year ended December 31, 2018 as Impairment loss on Investments.
(3)	Arising from the business combination between the Company and Energimp. The rights to exploitation of the regulated activity are classified in the consolidated statement of financial position under Intangible.
(4)	In October 2018 the Company subscribed capital increases in Mesa and FIP Melbourne, of R$25 and R$26, respectively. These funds were entirely applied in capital contributions to Santo Antônio Energia S.A. (‘Saesa’ or ‘Santo Antônio Hydroelectric Plant’).

Changes in dividends receivable are as follows:

	2020	2019
Opening balances	186	119
Dividends proposed by investees	399	285
Elimination of dividends due to business combination	(1)	—
Dividends proposed by investee classified as held for sale	—	73
Adjustment of dividends proposed by investee classified as held for sale	(1)	—
Withholding income tax on Interest on equity	(8)	(8)
Amounts received	(387)	(283)
Ending balances	188	186

c)	Main information on the subsidiaries, jointly-controlled entities and affiliates, not adjusted for the percentage represented by the Company’s ownership interest:

Investee	Number of shares	2020			2019			01/01/2019
		Cemig interest %	Share capital	Equity	Cemig interest %	Share capital	Equity	Cemig interest %	Share capital	Equity
Cemig Geração e Transmissão	2,896,785,358	100.00	4,000	5,842	100.00	2,600	5,348	100.00	2,600	5,125
Madeira Energia (Santo Antônio plant)	12,034,025,147	15.51	10,620	2,259	15.51	10,620	3,705	15.51	10,620	4,657
Hidrelétrica Cachoeirão	35,000,000	49.00	35	110	49.00	35	110	49.00	35	100
Guanhães Energia	548,626,000	49.00	549	268	49.00	549	268	49.00	396	228
Hidrelétrica Pipoca	41,360,000	49.00	41	73	49.00	41	63	49.00	41	63
Baguari Energia (1)	26,157,300,278	69.39	187	229	69.39	187	227	69.39	187	234
Central Eólica Praias de Parajuru	70,560,000	100.00	71	107	100.00	72	89	100.00	72	80
Central Eólica Volta do Rio	117,230,000	100.00	117	171	100.00	139	58	100.00	139	84
Lightger	79,078,937	49.00	79	106	49.00	79	95	49.00	79	86
Aliança Norte (Belo Monte plant)	41,923.360.811	49.00	1,209	1,189	49.00	1,208	1,266	49.00	1,206	1,247
Amazônia Energia (Belo Monte plant) (1)	1,322,597,723	74.50	1,323	1,296	74.50	1,323	1,380	74.50	1,322	1,359
Aliança Geração	1,291,500	45.00	1,291	1,858	45.00	1,291	1,858	45.00	1,291	1,858
Retiro Baixo	225,350,000	49.90	225	325	49.90	225	300	49.90	223	278
Renova (1) (2)	41,719,724	36.23	2,961	(1,108)	36.23	2,961	(1,130)	36.23	2,919	(76)
Usina Hidrelétrica Itaocara S.A.	71,708,500	49.00	72	(60)	49.00	69	(45)	49.00	22	10
Cemig Ger.Três Marias S.A.	1,291,423,369	100.00	1,291	1,452	100.00	1,291	1,408	100.00	1,291	1,396
Cemig Ger.Salto Grande S.A	405,267,607	100.00	405	455	100.00	405	446	100.00	405	440
Cemig Ger. Itutinga S.A.	151,309,332	100.00	151	180	100.00	151	184	100.00	151	179
Cemig Geração Camargos S.A.	113,499,102	100.00	113	144	100.00	113	136	100.00	113	132
Cemig Geração Sul S.A.	148,146,505	100.00	148	174	100.00	148	179	100.00	148	176
Cemig Geração Leste S.A.	100,568,929	100.00	101	127	100.00	101	127	100.00	101	121
Cemig Geração Oeste S.A.	60,595,484	100.00	61	84	100.00	61	73	100.00	61	70
Rosal Energia S.A.	46,944,467	100.00	47	127	100.00	47	128	100.00	47	125
Sá Carvalho S.A.	361,200,000	100.00	37	115	100.00	37	124	100.00	37	94
Horizontes Energia S.A.	39,257,563	100.00	39	55	100.00	39	57	100.00	39	55
Cemig PCH S.A.	45,952,000	100.00	46	90	100.00	46	98	100.00	46	93
Cemig Geração Poço Fundo S.A.	1,402,000	100.00	1	4	100.00	1	4	100.00	17	18
Empresa de Serviços de Comercialização de Energia Elétrica S.A.	486,000	100.00	—	57	100.00	—	28	100.00	—	27
Cemig Comercializadora de Energia Incentivada S.A. (3)	—	—	—	—	100.00	1	3	100.00	1	3
Cemig Trading S.A.	1,000,000	100.00	1	30	100.00	1	31	100.00	1	28
Cemig Distribuição	2,359,113,452	100.00	5,372	6,022	100.00	5,372	4,708	100.00	2,772	4,708
TAESA	1,033,496,721	21.68	3,042	6,026	21.68	3,042	4,927	21.68	3,042	4,572
Ativas Data Center	456,540,718	19.60	182	86	19.60	182	82	19.60	182	84
Gasmig	409,255,483	99.57	665	1,079	99.57	665	988	99.57	665	1,001
Cemig Geração Distribuída (4)	—	—	—	—	100.00	—	11	100.00	—	3
LEPSA	—	—	—	—	—	—	—	100.00	406	447
RME	—	—	—	—	—	—	—	100.00	403	423
Cemig Sim (Efficientia) (5)	24,431,845	100.00	24	94	100.00	15	17	100.00	15	18
Companhia de Transmissão Centroeste de Minas (6)	28,000,000	51.00	28	118	51.00	28	47	51.00	28	39
Axxiom Soluções Tecnológicas	65,165,000	49.00	65	9	49.00	58	27	49.00	47	17
UFV Janaúba Geração de Energia Elétrica Distribuída	18,509,900	49.00	19	22	—	—	—	—	—	—
UFV Corinto Geração de Energia Elétrica Distribuída	18,000,000	49.00	18	20	—	—	—	—	—	—
UFV Manga Geração de Energia Elétrica Distribuída	21,235,933	49.00	21	24	—	—	—	—	—	—
UFV Bonfinópolis Geração de Energia Elétrica Distribuída	13,197,187	49.00	13	13	—	—	—	—	—	—
UFV Lagoa Grande Geração de Energia Elétrica Distribuída	25,471,844	49.00	25	26	—	—	—	—	—	—
UFV Lontra Geração de Energia Elétrica Distribuída	29,010,219	49.00	29	29	—	—	—	—	—	—
UFV Mato Verde Geração de Energia Elétrica Distribuída	11,030,391	49.00	11	12	—	—	—	—	—	—
UFV Mirabela Geração de Energia Elétrica Distribuída	9,320,875	49.00	9	9	—	—	—	—	—	—
UFV Porteirinha I Geração de Energia Elétrica Distribuída	12,348,392	49.00	12	13	—	—	—	—	—	—
UFV Porteirinha II Geração de Energia Elétrica Distribuída	11,702,733	49.00	12	12	—	—	—	—	—	—

(1)	Jointly-control under a Shareholders’ Agreement.
(2)	In view of Renova’s negative net equity, the Company reduced to zero the carrying value of its equity interests in this investee, at December 31, 2018. Renova adjusted its equity interest in the joint-venture Brasil PCH and recognized adjustments in its financial statements related to shares in profits and losses arising from this investee from the year of 2018, which resulted in restatement of its financial statements of December 31, 2019.
(3)	On October 1, 2020, Cemig GT completed the merger of its subsidiary Cemig Comercializadora de Energia Incentivada S.A., at book value, with consequent extinction of this investee, and the Cemig GT becoming its successor in all its assets, rights and obligations.
(4)	On October 19, 2020, the Cemig Geração Distribuída was merged with the Company, at book value, with consequent extinction of this investee, and the Company becoming its successor in all its assets, rights and obligations.
(5)	On April 14, 2020, the minute of the Annual General Meeting that decided about changes in this subsidiary’s By-laws was registered in the commercial registry authority, changing the name of this subsidiary to Cemig Soluções Inteligentes em Energia S.A.-CEMIG SIM.
(6)	On January 13, 2020, the Company concluded acquisition of the equity interest of 49% of the share capital held by Eletrobras in Centroeste.
F-92

On December 31, 2020, the Company had indirect equity interests in the following investees:

	2020 and 2019 (1)
	Direct interest %	Indirect interest %
Amazônia	74.50%	5.76%
LightGer	49.00%	11.52%
Guanhães	49.00%	11.52%
Axxiom	49.00%	11.52%
UHE Itaocara	49.00%	11.52%
(1)	After selling the shares held in Light, on January 22, 2021, the Company no longer holds the indirect interest above.

The main balances for the affiliated and jointly-controlled entities, at December 31, 2020, 2019 and 2018, are as follows:

2020	Hidrelétrica Itaocara S.A.	Ativas Data Center	Taesa	Axxiom Soluções Tecnológicas	Lightger	Hidrelétrica Cachoeirão
Assets
Current	3	39	2,360	20	103	30
Cash and cash equivalents	2	12	896	3	80	26
Non-current	10	104	11,745	21	129	80
Total assets	13	143	14,105	41	232	110

Liabilities
Current	73	39	841	25	72	2
Loans and financings – Current	—	27	121	7	9	—
Non-current	—	18	7,238	7	54	—
Loans and financings – Non-Current	—	16	923	1	54	—
Equity	(60)	86	6,026	9	106	108
Total liabilities and equity	13	143	14,105	41	232	110

Statement of income
Net sales revenue	—	94	3,561	41	52	34
Cost of sales	(13)	(78)	(1,048)	(38)	(9)	(15)
Depreciation and amortization	—	(15)	(7)	(2)	(11)	(3)
Gross profit (loss)	(13)	16	2,513	3	43	19
General and administrative expenses	—	(8)	(153)	(5)	(1)	—
Finance income	—	—	39	—	2	1
Finance expenses	(5)	(3)	(514)	(1)	(16)	—
Operational profit (loss)	(18)	5	1,885	(3)	28	20
Share of (loss) profit, net, of subsidiaries and joint ventures	—	—	834	—	—	—
Income tax and social contribution tax	—	(2)	(456)	—	(2)	(1)
Net income (loss) for the year	(18)	3	2,263	(3)	26	19

Comprehensive income (loss) for the year	(18)	3	2,263	(3)	26	19

2020	Hidrelétrica Pipoca	Retiro Baixo	Aliança Norte	Guanhães Energia	Amazônia Energia	Renova	Madeira Energia
Assets
Current	21	87	—	13	—	998	945
Cash and cash equivalents	8	74	—	6	—	29	263
Non-current	89	331	1,189	405	1,296	1,299	21,370
Total assets	110	418	1,189	418	1,296	2,297	22,315

Liabilities
Current	17	30	—	27	—	725	1,150
Loans and financings – Current	7	14	—	12	—	380	108
Non-current	20	63	—	123	—	2,680	18,906
Loans and financings – Non-Current	20	55	—	106	—	1,083	4,902
Equity	73	325	1,189	268	1,296	(1,108)	2,259
Total liabilities and equity	110	418	1,189	418	1,296	2,297	22,315

Statement of income
Net sales revenue	33	73	—	49	—	70	3,200
Cost of sales	(6)	(29)	—	(36)	—	(46)	(2,720)
Depreciation and amortization	(3)	(11)	—	(17)	—	(7)	(869)
Gross profit (loss)	27	44	—	13	—	24	480
General and administrative expenses	(1)	(4)	(1)	—	—	(122)	(82)
Finance income	—	2	—	—	—	—	258
Finance expenses	(2)	(6)	—	(10)	—	26	(2,112)
Operational profit (loss)	24	36	(1)	3	—	(72)	(1,456)
Share of (loss) profit, net, of subsidiaries and joint ventures	—	—	(77)	—	(84)	95	—
Income tax and social contribution tax	(2)	(3)	—	(2)	—	(1)	10
Net income (loss) for the year	22	33	(78)	1	(84)	22	(1,446)

Comprehensive income (loss) for the year	22	33	(78)	1	(84)	22	(1,446)

2020	Baguari Energia	Aliança Geração	UFV Janaúba	UFV Corinto	UFV Manga	Manga UFV Bonfinópolis II
Assets
Current	63	805	3	2	1	—
Cash and cash equivalents	10	385	2	1	—	—
Non-current	209	2,461	19	18	23	13
Total assets	272	3,266	22	20	24	13

Liabilities
Current	22	503	—	—	—	—
Loans and financings – Current	—	19	—	—	—
Non-current	21	905	—	1	2	—
Loans and financings – Non-Current	—	261	—	—	—	—
Equity	229	1,858	22	19	22	13
Total liabilities and equity	272	3,266	22	20	24	13

Statement of income
Net sales revenue	73	1,042	—	3	3	—
Cost of sales	(30)	(580)	3	—	—	—
Depreciation and amortization	(11)	(154)	(1)	(1)	(1)	—
Gross profit (loss)	43	462	3	3	3	—
General and administrative expenses	5	(47)	—	(1)	(2)	—
Finance income	2	28	—	—	—	—
Finance expenses	(1)	(63)	—	—	—	—
Operational profit (loss)	49	380	3	2	1	—
Share of (loss) profit, net, of subsidiaries and joint ventures	—	—	—	—	—	—
Income tax and social contribution tax	(17)	(126)	—	—	—	—
Net income (loss) for the year	32	254	3	2	1	—

Comprehensive income (loss) for the year	32	254	3	2	1	—

2020	UFV Lagoa Grande	UFV Lontra	UFV Mato Verde	UFV Mirabela	UFV Porteirinha I	UFV Porteirinha II
Assets
Current	2	—	1	—	1	—
Cash and cash equivalents	1	—	—	—	—	—
Non-current	24	29	11	9	12	12
Total assets	26	29	12	9	13	12

Liabilities
Current	—	1	—	—	—	—
Non-current	—	1	—	—	—	—
Equity	26	27	12	9	13	12
Total liabilities and equity	26	29	12	9	13	12

Statement of income
Net sales revenue	2	—	—	1	—	—
Cost of sales	—	(1)	—	—	—	—
Gross profit (loss)	2	(1)	—	1	—	—
General and administrative expenses	(1)	(1)	—	—	—	(1)
Operational profit (loss)	1	(2)	—	1	—	(1)
Income tax and social contribution tax	—	—	—	—	—	1
Net income (loss) for the year	1	(2)	—	1	—	—

Comprehensive income (loss) for the year	1	(2)	—	1	—	—

2019	Centroeste	Ativas Data Center	Taesa	Axxiom Soluções Tecnológicas	Hidrelétrica Cachoeirão	Hidrelétrica Pipoca	Retiro Baixo	Aliança Norte
Assets
Current	29	33	3,568	34	35	11	68	1
Cash and cash equivalents	27	8	83	7	30	2	56	1
Non-current	35	107	7,662	26	82	89	343	1,266
Total assets	64	140	11,230	60	117	100	411	1,267

Liabilities
Current	6	24	996	28	7	11	34	1
Loans and financings – Current	3	13	10	8	—	7	14	—
Non-current	11	34	5,307	5	—	26	77	—
Loans and financings – Non-Current	8	31	4,159	—	—	26	68	—
Equity	47	82	4,927	27	110	63	300	1,266
Total liabilities and equity	64	140	11,230	60	117	100	411	1,267

Statement of income
Net sales revenue	17	83	1,795	53	38	30	70	—
Cost of sales	(5)	(75)	(574)	(54)	(17)	(15)	(30)	—
Depreciation and amortization	(1)	(18)	(5)	(2)	(3)	(3)	(9)	—
Gross profit (loss)	12	8	1,221	(1)	21	15	40	—
General and administrative expenses	(2)	(7)	(122)	(11)	—	—	(4)	(2)
Finance income	2	—	97	—	1	—	3	—
Finance expenses	(2)	(3)	(356)	(2)	—	(3)	(8)	—
Operational profit (loss)	10	(2)	840	(14)	22	12	31	(2)
Share of (loss) profit, net, of subsidiaries and joint ventures	—	—	306	—	—	—	—	19
Income tax and social contribution tax	(1)	—	(144)	5	(2)	(1)	(3)	—
Net income (loss) for the year	9	(2)	1,002	(9)	20	11	28	17
			—
Comprehensive income (loss) for the year	9	(2)	1,002	(9)	20	11	28	17

2019	Amazônia Energia	Madeira Energia	Baguari Energia	Renova (restated)	Lightger	Guanhães Energia	Aliança Geração
Assets
Current	—	750	60	21	87	11	935
Cash and cash equivalents	—	78	9	5	69	5	435
Non-current	1,380	21,680	187	2,269	124	419	2,409
Total assets	1,380	22,430	247	2,330	211	430	3,344
						—
Liabilities						—
Current	1	1,177	16	2,928	53	27	610
Loans and financings – Current	—	73	—	1,507	9	12	161
Non-current	—	17,548	4	493	63	136	876
Loans and financings – Non-Current	—	10,925	—	55	63	127	276
Equity	1,379	3,705	227	(1,130)	95	267	1,858
Total liabilities and equity	1,380	22,430	247	2,291	211	430	3,344

Statement of income
Net sales revenue	—	3,198	68	98	50	51	1,103
Cost of sales	—	(2,508)	(23)	(66)	(27)	(38)	(681)
Depreciation and amortization	—	(869)	(9)	(9)	(11)	(14)	(151)
Gross profit (loss)	—	690	45	32	23	13	422
General and administrative expenses	—	(99)	—	(660)	(2)	(5)	(31)
Finance income	—	131	4	3	4	1	39
Finance expenses	—	(1,683)	(1)	(448)	(7)	(9)	(90)
Operational profit (loss)	—	(961)	48	(1,073)	18	—	340
Share of (loss) profit, net, of subsidiaries and joint ventures	20		—	66	—	—
Income tax and social contribution tax	—	10	(16)	(7)	(3)	(2)	(111)
Net income (loss) for the year	20	(951)	32	(1,014)	15	(2)	229

Comprehensive income (loss) for the year	20	(951)	32	(1,014)	15	(2)	229

2018	Centroeste	Ativas Data Center	Taesa	Hidrelétrica Cachoeirão	Hidrelétrica Pipoca	Retiro Baixo	Aliança Norte
Assets
Current	19	17	1,927	23	12	47	—
Cash and cash equivalents	—	1	21	18	4	36	—
Non-current	36	106	6,689	85	95	354	1,247
Total assets	55	123	8,616	108	107	401	1,247

Liabilities
Current	6	23	647	8	11	32	—
Loans and financings – Current	3	9	11	—	7	14	—
Non-current	10	16	3,397	—	33	91	—
Loans and financings – Non-Current	10	13	410	—	33	82	—
Equity	39	84	4,572	100	63	278	1,247
Total liabilities and equity	55	123	8,616	108	107	401	1,247

Statement of income
Net sales revenue	14	70	1,635	50	29	71	—
Cost of sales	(1)	(72)	(362)	(29)	(12)	(29)	—
Depreciation and amortization	—	—	—	(3)	(3)	(10)	—
Gross profit (loss)	13	(2)	1,273	21	17	42	—
General and administrative expenses	—	(16)	(144)	—	—	(4)	(3)
Finance income	1	—	63	1	—	2	1
Finance expenses	(3)	(3)	(274)	—	(4)	(11)	(1)
Operational profit (loss)	11	(21)	918	22	13	29	(3)
Share of (loss) profit, net, of subsidiaries and joint ventures	—	—	301	—	—	—	97
Income tax and social contribution tax	(1)	—	(147)	(2)	(1)	(3)	—
Net income (loss) for the year	10	(21)	1,072	20	12	26	94

Comprehensive income (loss) for the year	10	(21)	1,072	20	12	26	94

2018	Amazônia Energia	Madeira Energia	Baguari Energia	Renova (restated)	Aliança Geração
Assets
Current	—	618	44	1,738	791
Cash and cash equivalents	—	69	8	15	381
Non-current	1,360	22,453	201	867	2,440
Total assets	1,360	23,071	245	2,605	3,231

Liabilities
Current	1	1,281	7	2,195	564
Loans and financings – Current	—	53	—	349	168
Non-current	—	17,134	5	510	809
Loans and financings – Non-Current	—	10,220	—	64	348
Equity	1,359	4,656	233	(100)	1,858
Total liabilities and equity	1,360	23,071	245	2,605	3,231

Statement of income
Net sales revenue	—	3,006	74	710	984
Cost of sales	—	(2,689)	(31)	(834)	(599)
Depreciation and amortization	—	(887)	(9)	(10)	(153)
Gross profit (loss)	—	317	43	(124)	385
General and administrative expenses	(1)	(195)	—	(458)	(31)
Finance income	2	128	3	3	33
Finance expenses	(2)	(1,881)	(1)	(320)	(89)
Operational profit (loss)	(1)	(1,631)	45	(899)	298
Share of (loss) profit, net, of subsidiaries and joint ventures	105	—	—	49	—
Income tax and social contribution tax	(1)	(112)	(4)	(6)	(100)
Net income (loss) for the year	103	(1,743)	41	(856)	198
		—		—
Comprehensive income (loss) for the year	103	(1,743)	41	(856)	198

Madeira Energia S.A. (‘MESA’) and FIP Melbourne

MESA is the parent company of Santo Antônio Energia S.A (‘SAESA’), whose objects are operation and maintenance of the Santo Antônio Hydroelectric Plant and its transmission system, on the Madeira River. MESA’s shareholders include Furnas, Odebrecht Energia, SAAG and the Company.

On December 31, 2020 MESA reported a loss of R$1,445 (R$951 on 2019) and negative net working capital of R$205 (R$427 on 2019). Hydroelectric plants project finances structurally present negative net working capital in the first years of operation, because they are built using high levels of financial leverage. On the other hand, they have firm long term contracts for energy supply as support and guarantee of payment of their debts. To balance the situation of negative working capital, in addition to its long-term sale contracts that ensure regularity in its operational cash flow, MESA benefits from its debt reprofiling, which adjusted its debt repayments flow to its cash generation capacity, so that the investee does not depend on additional investment from the shareholders.

Arbitration proceedings

In 2014, Cemig GT and SAAG Investimentos S.A. (SAAG), a vehicle through which Cemig GT holds an indirect equity interest in MESA, opened arbitration proceedings, in the Market Arbitration Chamber, challenging the following: (a) the approved increase in the capital of MESA of approximately R$678 partially to be allocated to payment of the claims by the Santo Antonio Construction Consortium (‘CCSA’), based on absence of quantification of the amounts supposedly owed, and absence of prior approval by the Board of Directors, as required by the bylaws and Shareholders’ Agreement of MESA; and also on the existence of credits owed to MESA by CCSA, for an amount greater than the claims; and (b) against the adjustment for impairment carried out by the Executive Board of MESA, in the amount of R$678, relating to certain credits owed to Mesa by CCSA, on the grounds that those credits are owed in their totality by express provision of contract.

The arbitration judgment recognized the right of Cemig GT and SAAG in full, and ordered the annulment of the acts being impugned. As a consequence of this decision, MESA reversed the impairment, and posted a provision for receivables in the amount of R$678 in its financial statements as of December 31, 2017. On December 31, 2020, the investee confirmed its assets recoverability expectation and maintained the provision for receivables in the amount of R$678.

To resolve the question of the liability of the CCSA consortium to reimburse the costs of re-establishment of the collateral and use of the contractual limiting factor, the affiliated company opened arbitration proceedings with the International Chamber of Commerce (ICC) against CCSA, which are in progress. This process is confidential under the Arbitration Regulations of the ICC.

Cemig GT and SAAG Investimentos S.A. applied to the judiciary for provisional remedy prior to the arbitration proceeding, to suspend the effects of the capital increase approved by an Extraordinary General Meeting of Shareholders of Mesa held on August 28, 2018. This process is also confidential under the Arbitration Regulations of the Market Arbitration Chamber.

Renova Energia S.A. - court-supervised reorganization (‘Renova’)

The investee Renova, currently in court-supervised reorganization, has been reporting recurring losses and presenting negative net working capital, net equity (uncovered liabilities) throughout the past years.

On December 31, 2020, the jointly-controlled investee Renova, reported a consolidated profit of R$22 (loss of R$1,014 in 2019 and R$856 in 2018), accumulated losses of R$ 3,994 (R$ 4,017 in 2019 and R$3,058 in 2018), an equity deficit of R$1,108 (R$1,130 in 2019 and R$100 in 2018). Renova reported a positive net working capital in 2020 of R$273, in contrast to the negative net working capital reported in the past years of R$2,907 in 2019 and R$457 in 2018. This scenario reflects the court-supervised reorganization plan, which provide the agreements to balance the group liabilities, the renegociation of interest rates and the extension of debts maturity.

In view of the investee’s equity deficit, the Company reduced the carrying value of its equity interests in Renova, at December 31, 2018, to zero and no further losses have been recognized, considering the non-existence of any legal or constructive obligations to the investee.

Additionally, the Company recorded, since June 30, 2019, an impairment of the receivables with the jointly-controlled entity in the amount of R$688.

Renova for court-supervised reorganization

On October 16, 2019, was granted court-supervised reorganization petition applied by Renova, and by the other companies of the group (‘the Renova Group’).

On October 25, 2019, Cemig GT made an Advance for Future Capital Increase to Renova, of R$5 and subsenquently was agreeded between the Company and Renova a Debtor in Possession (DIP) loan agreements in the total amount of R$37. The funds of these loans, made under specific rules of court-supervised reorganization proceedings, were necessary to support the expenses of maintaining the activities of Renova, and were authorized by the second State of São Paulo Bankruptcy and Court-supervised Reorganization Court. They are guaranteed by a fiduciary assignment of shares in a company owning assets of a wind power project owned by Renova, and they also have priority of receipt in the court-supervised reorganization process.

On May 2, 2020, the State of São Paulo Bankruptcy and Court-supervised Reorganization Court issued a decision ordering that the DIP loan, in the total amount of R$37, with asset guarantee, already constituted and registered, would be subscribed as a capital increase in Renova. Company has filed a Motion for Clarification and in a virtual and permanent session of the 2nd Chamber of Business Law of the São Paulo Court of Justice, decided to uphold the appeal. Thus, the clauses of the court-supervised plan that deal with the loan contracts signed by the Company are maintained, for a while.

On September 21, 2020, Renova approved the proposal made by the Company for suspension of the obligations in the PPA signed between them, as amended from time to time, for incentive-bearing wind power which were linked to phase A of the Alto Sertão III Wind Complex. The suspension will remain in effect until the beginning of the commercial operation of the facilities aimed at the Free Market, planned for December 2022, and is duly aligned with the strategic planning set out for compliance with the Renova reorganization plan.

On October 8, 2020, the Board of Renova approved acceptance of the binding proposal presented by Prisma Capital Ltda. for acquisition of the rights and assets related to Phase B of the Alto Sertão III Wind Complex, under first proposer (‘Stalking Horse’) conditions, with right of preference in the acquisition, subject to the usual conditions precedent, including approval by a General Meeting of Creditors, which occurred on December 18,2020. The proceeds obtained will be specifically directed to compliance with its obligations under the Court-Supervised Reorganization Plan and restart of the works on Phase A of the Alto Sertão III Wind Complex.

On December 18, 2020, the General Meeting of Creditors approved the court-supervised reorganization plans submitted to the court by Renova. The economic and financial reasonableness of the two plans was presented at the creditors’ meeting, as follows:

(i)	raising of a bridge loan for completion of the Alto Sertão III wind complex – this was signed on December 17, 2020, in the amount of R$350, in the Debtor in Possession (DIP) financing form, by the subsidiary Chipley SP Participações S.A., with co-obligations by Renova Energia S.A. And Renova Participações S.A., to be allocated specifically to resumption of the works on Phase A of the Alto Sertão III Wind Complex;
(ii)	sale of assets, principally the shareholding in Brasil PCH, and some wind power ongoing projects;
(iii)	renegotiation of the period for settlement of liabilities, with alteration only of maturities, and not amounts; and
(iv)	conclusion of the works on the Alto Sertão III Wind Complex.

In this sense, the plans describe the means of recovery in detail, give details of the DIP bridge loan, identify the Isolated Production Units (UPIs) and specify the procedure for resources disposal and allocation.

The mainly effects of the approval of the court-supervised reorganization plan on Renova’s financial statements at December 2020 are as follow:

(i)	the investments in Brazil PCH, Enerbras, AS III Phase B and Mina de Ouro are presented as held for sale, in current assets;
(ii)	liabilities were updated from the date of application for court-supervised reorganization until December 31, 2020 at 100% of the CDI rate;
(iii)	the liabilities to controlling shareholders were updated from the date of approval of the application for court-supervised reorganization, at 100% of the CDI rate; and
(iv)	the interest provisioned for the period between approval of the application and approval of the plan was reversed.

On February 11, 2021, PSS Principal Fundo de Investimento em Participações Multiestratégia, managed by Prisma Capital Ltda., won the competitive tender for sale of the Phase B UPI specified in the Renova Group’s court-supervised reorganization Plan, with the proposal of R$58, 16.77% higher than the minimum value specified in the Plan. Renova and the PSS Principal Fund will sign the final instruments for acquisition, in the terms of the Tender of the Phase B UPI, in order to begin compliance with the precedent conditions that are usual in such transactions.

Further, on March 1, 2021 the Board of Directors of Renova approved an increase in the share capital of this investee of until R$1,421, with the condition that partial subscription of R$ 332 or more, corresponding to the amount of the credits to be capitalized under the Plans, will be accepted. The capital increase and its final amount are subject to approval by the Board of Directors, after expiry of the periods for exercise of rights of first refusal and subscription of leftover shares by holders of subscription rights. The Company is not part of the group of creditors that requested conversion of their credits into equity, and also will not subscribe any part of the capital increase. As a result, the equity interest held by the Company in Renova will be reduced from 29.81% to 15.15% of the total capital, considering that no other shareholder subscribes the capital increase. There will be no effect on the present jointly control of Renova.

On March 2, 2021 the contract for sale of shares of the Phase B UPI was signed, on the terms specified in the Tender of that UPI and in the Renova Group’s court-supervised reorganization Plan, subject to implementation of the suspensive conditions that are usual in the market.

On March 5, 2021, in the context of the court-supervised reorganization, Renova received R$362 from the Debtor in Possession financing contracted by its subsidiary Chipley SP Participações S.A. – in court-supervised reorganization with co-obligations by Renova and Renova Participações S.A. – in court-supervised reorganization, through a Bank Credit Note structured by Quadra Gestão de Recursos S.A. (‘Quadra Capital’) and issued in favor of QI Sociedade de Crédito Ltda., as specified and authorized in the court-supervised reorganization proceedings of the Renova Group, currently under the 2nd Court for Bankruptcies and Court-Supervised Reorganization of the Legal District of São Paulo State. The funds obtained will enable resumption of the works for conclusion of construction and start of commercial operation of Phase A of Alto Sertão III.

Considering the non-existence of any legal or constructive obligations to the investee, the Company has concluded that the granted of court-supervised reorganization filed by Renova and approved by the court does not have any additional impact in its financial statements.

Amazônia Energia S.A. and Aliança Norte Energia S.A.

Amazônia Energia and Aliança Norte are shareholders of Norte Energia S.A. (‘NESA’), which holds the concession to operate the Belo Monte Hydroelectric Plant. Through the jointly-controlled entities referred to above, Cemig GT owns an indirect equity interest in NESA of 11.69%.

On December 31, 2020 NESA presents negative net working capital of R$160 (R$3.309 on December 31, 2019), and will spend further amounts on projects specified in its concession contract, even after conclusion of the construction and full operation of the Belo Monte Hydroelectric Plant. According to the estimates and projections, the negative net working capital, and the future demands for investments in the hydroelectric plant, will be supported by revenues from future operations and/or raising of bank loans.

NESA joined the BNDES Program to Support Maintenance of Productive Capacity, Employment and Income, in the context of the Covid-19 pandemic crisis, obtaining suspension of the FINEM Direct Installment payment from June to November 2020, and the FINEM Indirect Installment payment from July to December 2020, and in consequence, it cannot distribute dividends greater than 25% in 2020. The investee’s adherence to this program contributed significantly to reduction of its negative net working capital on December 31, 2020.

On September, 2015, NESA was awarded a preliminary injunction ordering the grantor to ‘abstain, until hearing of the application for an injunction made in the original case, from applying to Appellant any penalties or sanctions in relation to the Belo Monte Hydroelectric Plant not starting operations on the date established in the original timetable for the project, including those specified in an the grantor (Aneel) Normative Resolution 595/2013 and in the Concession Contract for the Belo Monte Hydroelectric Plant’. The legal advisors of NESA have classified the probability of loss as ‘possible’ and estimated the potential loss on December 31, 2020 to approximately R$2,407 (R$1,962 on December 31, 2019).

d)	Business combination - Centroeste

On January 13, 2020, Centroeste became a wholly own subsidiary of the Company through the acquisition of the remaining equity interest of 49% held by Eletrobras. The acquisition, which resulted in the Company obtaining control, is the result of exercise of the right of first refusal for acquisition of the shareholding offered in Eletrobras Auction 01/2018, Lot P, held on September 27, 2018, and confirmed on January 15, 2019.

Centroeste operates in construction, operation and maintenance of the transmission facilities of the Furnas-Pimenta transmission line – part of the national grid.

The cash consideration paid for the acquisition was R$45, resulting from the price in the Tender Announcement, adjusted by the accumulated variation of the Selic rate up to the date of conclusion of the transaction, less all dividends and/or interest on equity paid or declared by Centroeste in favor of Eletrobras in the period.

The Company applied the acquisition method to account for the business combination and measured the identifiable assets and liabilities assumed at their acquisition-date fair value, in accordance with IFRS 3.

Assets acquired – Fair value calculation

The fair value of the net assets acquired and the remeasurement of the previously held interest, which impacts were recognized in 2020, are as follows:

Centroeste
Fair value on the acquisition date	120
Equity interest held by the Company before the acquisition of control	51%
Previously held interest at fair value on the date control was obtained	61
Carrying value of the investment	(24)
Remeasurement of previously held equity interest in subsidiaries acquired	37

The fair value of interest acquired in relation to cash consideration is as follows:

Centroeste
Cash consideration paid for 49% of the equity of Centroeste	45
Previously held interest, valued at fair value on the acquisition date – 51%	61
Bargain purchase	14
Total	120

The fair value of the assets and liabilities acquired at the acquisition date, is as follows:

Assets	Fair value	Liabilities	Fair value
Current	29	Current	6
Cash and cash equivalents	27	Loans and financings	3
Other current assets	2	Interest on equity and dividends payable	2
Non-current	108	Other current liabilities	1
Contract assets	108	Non-current	11
		Loans and financings	8
		Provisions	3
		Fair value of net identifiable assets	120

Effect upon profit or loss in 2020

Regarding the adjustments mentioned above, the total amounts recognized in profit or loss in 2020 arising from the acquisition of Centroeste’s equity interest of 49% is as follows:

Centroeste
Gain on remeasurement of previously held equity interest in the subsidiaries acquired (51%)	37
Bargain purchase – gain arising from the acquisition of the additional equity interest of 49%	14
Total	51

The above mentioned effects are presented in the operating segment of transmission.

e)   Acquisition of interest in special-purpose companies (‘SPCs’) operating in photovoltaic solar generation

On November 25, 2020, the Company’s wholly-owned subsidiary Cemig Soluções Inteligentes em Energia S.A. (‘Cemig Sim’) acquired 49% of interest in seven special-purpose companies operating in photovoltaic solar generation for the distributed generation market (‘geração distribuída’), with total installed capacity of 29.45MWp, for R$55. On August 19, 2020 and on September 30, 2020, this wholly-owned subsidiary also acquired 49% of interest in two others SPCs operating in the same market segment for R$8 and R$10, respectively, with total installed capacity of 11.62 MWp.

Cemig Sim acquired the shares as result of exercising a call option, which granted Cemig Sim the right to buy 49% of the shares of the special-purpose companies that were owned by Mori Energia Holding S.A, as established in the Memorandum of Understanding (MOU) signed in June 2019. The conditions established in the shareholders agreements signed by Cemig Sim and Mori Energia in order to determine the entities management composition and their corporate governance lead to the their qualification as jointly controlled entities.

The acquisition-date fair values of the identifiable assets and liabilities and other related information are presented below:

Entity	Generation Capacity (MW)	Generation Capacity (MWp)	Acquisition date	Net fair value of the identifiable assets and liabilities – Cemig Sim shareholding (49%)	Transaction price - R$	Bargain purchase /Loss
Corinto	5	5.28	19/08/2020	9	9	—
Manga	5	6.34	30/09/2020	11	10	1
Bonfinópolis	2.5	3.45	25/11/2020	6	6	—
Lagoa Grande	5	7.33	25/11/2020	15	12	3
Lontra	5	6.38	25/11/2020	17	14	3
Mato Verde	2.5	3.23	25/11/2020	6	5	1
Mirabela	2	2.59	25/11/2020	4	5	(1)
Porteirinha	2.5	3.23	25/11/2020	6	6	—
Porteirinha II	2.5	3.23	25/11/2020	6	6	—
Total	32	41.06	—	80	73	7

The excess of the Cemig Sim’s share of the net fair value of the investee’s identifiable assets and liabilities over the cost of the investment (bargain purchase) was included as income in the determination of the Cemig Sim’s share of the entities’ profit or loss in the period in which the investment was acquired. The deferred tax liability was recognized, according to IAS 12.

f)    Risks related to compliance with law and regulations

Jointly controlled entities and affiliates:

Norte Energia S.A. (‘NESA’) - through Amazônia Energia and Aliança Norte

Investigations and other legal measures are in progress since 2015, conducted by the Federal Public Attorneys’ Office, which involve other shareholders of NESA and certain executives of those other shareholders. In this context, the Federal Public Attorneys have started investigations on irregularities involving contractors and suppliers of NESA and of its other shareholders, which are still in progress. At present, it is not possible to determine the outcome of these investigations, and their possible consequences. These might at some time in the future affect the investee. In addition, based on the results of the independent internal investigation conducted by NESA and its other shareholders, an infrastructure write-down of R$183 was already recorded at NESA, and reflected in the Company’s consolidated financial statements through the equity pick effect in 2015.

On March 9, 2018 ‘Operação Buona Fortuna’ started, as a 49th phase of ‘Operation Lava Jato’ (‘Operation Carwash’). According to what has been disclosed by the media this operation investigates payment of bribes by the construction consortium of the Belo Monte power plant, comprising the companies Camargo Corrêa, Andrade Gutierrez, Odebrecht, OAS and J. Malucelli. Management of NESA believes that so far there are no new facts that have been disclosed by the 49th phase of ‘Operation Carwash’ that require additional procedures and internal investigation in addition to those already carried out.

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

Madeira Energia S.A. (‘MESA’)

There are ongoing Investigation and other legal measures conducted by the Federal Public Attorneys’ Office, which involve other indirect shareholders of MESA and certain executives of those other indirect shareholders. In this context, the Federal Public Attorneys have started investigations searching for irregularities involving contractors and suppliers of MESA and of its other shareholders. In response to allegations of possible illegal activities, the investee and its other shareholders started an independent internal investigation.

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

Renova Energia S.A. (‘Renova’)

Since 2017 Renova has been part of a formal investigation by the Civil Police of Minas Gerais State and other public authorities related to certain capital injections made by some of its controlling shareholders, including the Company and capital injections made by Renova in certain projects under development in previous years.

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

The ‘Operation E o Vento Levou’ and the police investigation by the Minas Gerais State Civil Police have not yet concluded. Thus, there is a possibility that material information may be revealed in the future. If a criminal action is filed against agents who damaged Renova, Renova intends to act as auxiliary to the prosecution in any criminal proceedings, and subsequently sue for civil recovery of the damages suffered.

Due to these third party investigations, the governance bodies of Renova requested opening of an internal investigation, conducted by an independent company with the support of an external law firm, the scope of which comprises assessment of the existence of irregularities, including noncompliance with: the Brazilian legislation related to acts of corruption and money laundering; Renova’s Code of Ethics; and its integrity policies. Additionally, a Monitoring Committee was established in Renova which, jointly with the Audit Committee, accompanied this investigation. The internal investigation was concluded on February 20, 2020, and no concrete evidences of acts of corruption or diversion of funds to political campaigns was identified.

However, the independent investigators identified irregularities in the conducting of business and agreement of contracts by Renova, including: (i) payments without evidence of the performance of services, in the total amount of approximately R$40; (ii) payments not in accordance with the company’s internal policies and best governance practices, in the total amount of approximately R$137; and (iii) deficiencies in the internal controls of the investee.

As a result of the analysis of the above mentioned values, Renova concluded that R$35 relates to effective assets and therefore no impairment is necessary. The remaining amount of R$142 was already impaired in previous years, producing no impact on the consolidated financial statements for the year ended December 31, 2019 and December 31, 2020.

In response to the irregularities found, and based on the recommendations of the Monitoring Committee and legal advisers, the Board of Directors of Renova decided to take all the steps necessary to preserve the rights of the investee, continue with the measures to obtain recovery of the losses caused, and strengthen the company’s internal controls.

Since the investment at Renova is fully impaired at December 31, 2020, and since no contractual or constructive obligations in relation to the investee have been assumed by the Company, it is not expected that effects resulting from the court-supervised reorganization process, or the investigations, or the operational activities of this investee can significantly impact the Company’s financial statements, even if such effects may not yet recorded by Renova.

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

These proceedings are being performed through reviewing documents demanded by the respective authorities, and by hearing of witnesses.

Internal procedures for risks related to compliance with law and regulations

Taking into account the investigations that are being conducted by public authorities relating to the Company and to certain investees, the governance bodies of the Company have authorized contracting specialized advisers to analyze the internal procedures related to these investments, as well as internal proceedings related to the acquisition of Light’s interest in Enlighted (see Note 25 of the Financial Statements). This independent investigation was subject to oversight of an independent Special Investigation Committee whose creation was approved by our Board of Directors.

The Company’s internal investigation was completed and the corresponding report was issued on May 8, 2020, and identified no objective evidence substantiating illegal acts made by Company in the Company’s investments that were the subjects of the investigation. Therefore, there was no impact in the Company consolidated financial statements, neither for the year ended in December 31, 2020 nor for prior periods.

Due to the completion of the internal investigations for which the Special Investigating Committee was constituted, the governance bodies of the Company decided to extinguish that Committee. If future needs arise from developments in this matter, the Committee can be reinstated.

In 2020, the Company began internal procedures for investigation of allegations that are the subject of inquiries by the Minas Gerais State Public Attorneys’ Office regarding certain alleged irregularities in public bidding purchasing processes. The investigation is being conducted by a new Special Investigation Committee (Comitê Especial de Investigação – CEI), with support from specialized independent advisers.

In the second semester of 2019, Company signed tolling agreements with the Securities and Exchange Commission (SEC) and US Department of Justice (DOJ), which was extended in February 2021 for an additional period of six months. Cemig continues to cooperate with the SEC and the DOJ.

The Company will evaluate any changes in the future and potential impacts that could affect the financial statements, if appropriate. The Company will continue to cooperate with the relevant domestic and foreign authorities in these investigations.

17.	PROPERTY, PLANT AND EQUIPMENT
	2020			2019
	Historical cost	Accumulated depreciation	Net value	Historical cost	Accumulated depreciation	Net value
In service
Land	247	(23)	224	248	(19)	229
Reservoirs, dams and watercourses	3,300	(2,280)	1,020	3,280	(2,200)	1,080
Buildings, works and improvements	1,100	(836)	264	1,092	(818)	274
Machinery and equipment	2,647	(1,930)	717	2,598	(1,869)	729
Vehicles	21	(19)	2	20	(18)	2
Furniture and utensils	14	(11)	3	14	(11)	3
	7,329	(5,099)	2,230	7,252	(4,935)	2,317

In progress	177	—	177	133	—	133
Net property, plant and equipment	7,506	(5,099)	2,407	7,385	(4,935)	2,450

Changes in PP&E are as follows:

	2019	Additions	Disposals (3)	Depreciation	Transfers / capitalizations (2)	2020
In service
Land (1)	229	—	(1)	(4)	—	224
Reservoirs, dams and watercourses	1,080	—	—	(80)	20	1,020
Buildings, works and improvements	274	—	—	(18)	8	264
Machinery and equipment	729	20	(2)	(79)	49	717
Vehicles	2	—	—	—	—	2
Furniture and utensils	3	—	—	—	—	3
	2,317	20	(3)	(181)	77	2,230
In progress	133	112	11	—	(79)	177
Net property, plant and equipment	2,450	132	8	(181)	(2)	2,407

(1)	Certain land sites linked to concession contracts and without provision for reimbursement are amortized in accordance with the period of the concession.
(2)	Balances of R$2 were transferred to Intangible assets from PP&E.
(3)	Includes the impairment loss recognized for assets in progress.

	2018	Additions	Disposals	Depreciation	Transfers / capitalizations (2)	2019
In service
Land (1)	215	—	—	(3)	17	229
Reservoirs, dams and watercourses	1,150	—	(4)	(80)	14	1,080
Buildings, works and improvements	314	—	(5)	(19)	(16)	274
Machinery and equipment	854	—	(81)	(78)	34	729
Vehicles	5	—	—	(3)	—	2
Furniture and utensils	4	—	(1)	—	—	3
	2,542		(91)	(183)	49	2,317
In progress	120	70	(12)	—	(45)	133
Net property, plant and equipment	2,662	70	(103)	(183)	4	2,450

(1)	Certain land sites linked to concession contracts and without provision for reimbursement are amortized in accordance with the period of the concession.
(2)	Balances of R$4 were transferred between Intangible assets, concession contract assets and PP&E.

	2017	Additions	Disposals	Depreciation	Transfer to Held for sale	Adjustment for business combination	Transfers / capitalizations	2018
In service
Land (1)	211	—	—	(2)	—	—	6	215
Reservoirs, dams and watercourses	1,234	—	(2)	(82)	—	—	—	1,150
Buildings, works and improvements	331	—	—	(19)	—	—	2	314
Machinery and equipment	874	—	(9)	(70)	(256)	296	19	854
Vehicles	3	—		(2)	—	—	4	5
Furniture and utensils	3	—	—	—	—	—	1	4
	2,656	—	(11)	(175)	(256)	296	32	2,542
In progress	106	77	(22)				(41)	120
Net property, plant and equipment	2,762	77	(33)	(175)	(256)	296	(9)	2,662

(1)	Certain land sites linked to concession contracts and without provision for reimbursement are amortized in accordance with the period of the concession.

Depreciation rates, which take into consideration the expected useful life of the assets, are revised annually by Management and are as follows:

Generation	(%)	Administration	(%)
Reservoirs, dams and watercourses	2	Software	20
Buildings – Machine room	2	Vehicles	14.29
Buildings – Other	3.33	IT equipment in general	16.67
Generator	3.33	General equipment	6.25
Water turbine	2.5	Buildings – Other	3.33
Pressure tunnel	3.13
Command station, panel and cubicle	3.57
Floodgate	3.33

The average annual depreciation rate for the year 2020 is 3.14% (3.13% in 2019 and 3.72% in 2018). The segregation by activity is as follows:

Hydroelectric Generation	Wind Power Generation	Administration
2.96%	4.94%	6,19%

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

Consortium

The Company is a partner in an energy generation consortium for the Queimado plant, for which no separate company with independent legal existence was formed to manage the object of the concession. The Company’s portion in the consortium is recorded and controlled individually in the respective categories of PP&E and Intangible assets.

	Stake in power output (%)	Average annual depreciation rate (%)	2020	2019
In service
Usina de Queimado	82.50	3.93	218	217
Accumulated depreciation			(117)	(109)
Total			101	108

In progress
Usina de Queimado	82.50	—	2	1
Total			2	1

18.	INTANGIBLE ASSETS

The composition of the balance at December 31, 2020 and 2019 is as follow:

	2020			2019
	Historical cost	Accumulated amortization	Residual value	Historical cost	Accumulated amortization	Residual value
In service
Useful life defined
Temporary easements	13	(4)	9	12	(4)	8
Onerous concession	19	(13)	6	20	(13)	7
Assets of concession (1)	20,781	(9.107)	11,674	20,039	(8,522)	11,517
Others	78	(70)	8	77	(67)	10
	20,891	(9,194)	11,697	20,148	(8,606)	11,542
In progress	113	—	113	82	—	82
Net intangible assets	21,004	(9,194)	11,810	20,230	(8,606)	11,624

(1)	The rights of authorization to generate wind power granted to the subsidiary Parajuru and Volta do Rio, at the net value of R$128, and of the gas distribution concession, granted to Gasmig, valued at R$412, are classified in the consolidated statement of financial position under intangibles assets and are amortized by the straight-line method, for the period of the concessions.

Changes in Intangible assets are as follow:

	2019	Additions	Disposals (1)	Amortization	Transfers (2)	2020
In service
Useful life defined
Temporary easements	8	—	—	—	1	9
Onerous concession	7	—	—	(1)	—	6
Assets of concession	11,517	—	(24)	(738)	919	11,674
Others	10	—	—	(5)	3	8
	11,542	—	(24)	(744)	923	11,697
In progress	82	41	—	—	(10)	113
Net intangible assets	11,624	41	(24)	(744)	913	11,810

(1)	This includes the impairment reversal, in the amount of R$14, recognized in the Income Statement under “Other expenses”, as a result of the test of impairment of intangible assets, relating to the authorization for wind power generation granted to Volta do Rio, on December 31, 2020. More information is available on this note.

(2)	The transfers were made between Intangible assets, concession contract assets, financial assets and property, plant and equipment are as follows: (1) R$906 from concession contract assets to intangible assets; (2) R$2 from property, plant and equipment to intangible assets; and (3) R$5 from concession financial asset to intangible assets.

	2018	Additions	Disposals (1)	Amortization	Transfers (2)	2019
In service
Useful life defined
Temporary easements	9	—	—	(1)	—	8
Onerous concession	7	—	—	—	—	7
Assets of concession	10,680	891	(41)	(698)	685	11,517
Others	18	7	—	(5)	(10)	10
	10,714	898	(41)	(704)	675	11,542
In progress	63	36	—	—	(17)	82
Net intangible assets	10,777	934	(41)	(704)	658	11,624

(1)	This includes the impairment, in the amount of R$22 recognized in the Income Statement under “Other expenses”. The test of impairment of intangible assets, relating to the authorization for wind power generation granted to Volta do Rio, recognized in 2018 as part of the its business combination, arises from non-achievement of the operational performance expected in 2019 for the wind generation assets of the subsidiary. The Value in Use of the assets was calculated based on the projection of future expected cash flows for the operation of the assets of the subsidiary, brought to present value by the weighted average cost of capital defined for the company’s activity, using the Firm Cash Flow (FCFF) methodology.

(2)	The transfers were made between Intangible assets, concession contract assets and property, plant and equipment are as follows: (1) R$685 from concession contract assets to intangible assets; (2) (R$4) from intangible assets to property, plant and equipment and; and (3) (R$23) from intangible assets to concession financial assets.

	2017	Assets arising from business combination	Additions	Disposals	Effects of first-time adoption of IFRS 15	Amortization	Transfer to Held for sale	Transfers	2018
In service
Useful life defined
Temporary easements	10	—	—	—	—	(1)	—	—	9
Onerous concession	8	—	—	—	—	(1)	—	—	7
Assets of concession	10,435	162	—	(23)	—	(668)	—	774	10,680
Others	17	4	1	—	—	(5)	(7)	8	18
	10,470	166	1	(23)	—	(675)	(7)	782	10,714
In progress	686	—	33	(4)	(621)	—	—	(31)	63
Net intangible assets	11,156	166	34	(27)	(621)	(675)	(7)	751	10,777

Concession assets

The energy and gas distribution infrastructure assets already in service and that will be fully amortized during the concession term are recorded as intangible assets. Assets linked to the infrastructure of the concession that are still under construction are posted initially as contract assets, as detailed in Note 15.

The Company has not identified any evidence of impairment of the intangible asset with useful life defined.

The intangible asset easements, onerous concessions, assets of concession, and others, are amortized by the straight-line method taking into account the consumption pattern of these rights. The amount of additions in 2020 includes R$1(R$2 in 2019 and R$4 in 2018) of borrowing costs, as presented in Note 23.

The main amortization rates, which take into account the useful life that management expects for the asset, and reflect the expected pattern of their consumption, are as follows:

Energy	(%)	Administration	(%)
System cable – below 69 KV	6.67	Software	20.00
System cable – below 69 KV	3.57	Vehicles	14.29
Structure – Posts	3.57	General equipment	6.25
Overhead distribution transformer	4.00	Buildings	3.33
Circuit breaker – up to 69 kV	3.03
Capacitor bank – up to 69 kV	6.67
Voltage regulator – up to 69 kV	4.35

Gas	(%)	Administration	(%)
Tubing	3.33	Software	20.00
Buildings, works and improvements	4.00	Vehicles	20.00
Improvements in leased properties	10.00	Data processing equipment	20.00
Machinery and equipment	5.00 a 20.00	Furniture	10.00

The annual average amortization rate is 4.05%. The segregation by activity is as follows:

Hydroelectric Generation	Wind Power Generation	Gas	Distribution	Administration
9.06%	8.88%	3.48%	3.90%	15.74%

Under the regulations of the energy segment, property, plant and equipment used in the distribution concession are linked to these services, and cannot be withdrawn, disposed of, assigned or provided in guarantee without the prior express authorization of the Grantor.

The rights of authorization to generate wind power granted to the subsidiary Parajuru and Volta do Rio, in the total amount of R$128 (R$127 on December 31, 2019) and of the gas distribution concession, granted to Gasmig, valued at R$412 (R$427 on December 31, 2019), are classified in the consolidated statement of financial position under intangibles assets and are amortized by the straight-line method, for the period of the concessions.

In 2019, the Company recognized an impairment loss for the intangible asset related to the right of authorization for wind power generation granted to the subsidiary Volta do Rio, in the amount of R$22, recorded in “Other expenses” arising from non-achievement of the operational performance expected in 2019 for the wind generation assets of the subsidiary.

On December 31, 2020, upon conclusion of the refurbishment of the 19 aero generators of the subsidiary Volta do Rio and full resumption of its generation capacity, the Company tested its operation assets for impairment, and it was found that economic and financial equilibrium, and the liquidity, of the subsidiary will be re-established. As a result, the Company reversed part of the loss that had been recognized, resulting in a net reversal of R$ 14 on December 31, 2020, which is posted in the statement of income as other expenses.

The Value in Use of the assets was calculated based on the projection of future expected cash flows for the operation of the assets of the subsidiary, brought to present value by the weighted average cost of capital defined for the company’s activity, using the Firm Cash Flow (FCFF) methodology.

The Company has not identified any evidence of impairment in any other intangible asset, whose useful life is finite.

Renegotiation of hydrological risk – the Generation Scaling Factor (GSF)

On September 9, 2020, the Law 14,052 was issued, changing the Law 13,203/2015 and establishing new conditions for renegotiation of hydrological risk in relation to the portion of costs incurred due to the GSF, borne by the holders of hydroelectric plants participating in the Energy Reallocation Mechanism (MRE) between 2012 and 2017, when there was a serious crisis in water sources.

The aim of this new law is to compensate the holders of hydroelectric plants participating in the MRE for non-hydrological risks caused by:

(i)	generation ventures classified as structural, related to bringing forward of physical guarantee of the plants;
(ii)	the restrictions on start of operation of the transmission facilities necessary for outflow of the generation output of structural projects; and
(iii)	generation outside the merit order system, and importation.

This compensation will take the form of extension of the grant of concession or authorization to operate, limited to 7 years, calculated on the basis of the parameters applied by Aneel.

On December 1, 2020, Aneel issued its Normative Resolution 895, which established the methodology for calculation of the compensation, and the procedures for renegotiation of hydrological risk. To be eligible for the compensations under Law 14,052, the holders of hydroelectric plants participating in the MRE are required to:

(i)	cease any legal actions which claimed exemption from or mitigation of hydrological risks related to the MRE;
(ii)	relinquishing any claims and/or further legal actions in relation to exemptions from or mitigation of hydrological risks related to the MRE; and
(iii)	not to have renegotiated hydrological risk under Law 13,203/2015.

On March 2, 2021 the CCEE sent to Aneel the calculations for the concessions extensions in the Free Market (ACL) that have opted to accept the conditions proposed by Aneel Normative Resolution 895/2020 and Law 14,052/2020. The Company’s management is awaiting ratification and publication by Aneel of its extensions of the concessions grants, for subsequent submission to the Company’s governance bodies for approval. Thus, no impact arising from this subject has been recorded in the financial statements at December 31, 2020.

Based on the data supplied by CCEE to Aneel, the Company’s plants will have the right to the following periods of extension:

Power plant	Physical Guarantee (average MW)	Concession extension (months)
Emboração	500	23
Nova Ponte	270	25
Sá Carvalho	56	22
Rosal	29	46
Others (1)	399	—

(1)	Includes 11 power plants, of which 7 are owned by Cemig GT, 1 is owned by Cemig PCH and 3 are owned by Horizontes. The average concession extension in months varies between 1 and 84 months.

The accounting effect arising from renegotiation of hydrological risk comprises: recognition of an intangible asset, related to the right of grant arising from the compensation for costs incurred in prior years, based on fair value, with counterpart in energy cost compensation in statement of income. These effects will be recognized after approval by the Company’s governance bodies of the proposal for renegotiation of hydrological risk. This is expected to take place at the end of the first half of 2021.

With the approval of Law 14,120/2021, the right to reimbursement for the generation plants of Lot D was recognized, enabling the CCEE to make a new calculation, including these plants, indicating the right to their concession extension by the allowed maximum (seven years). Official confirmation of these amounts is pending regulations to be issued by Aneel.

19.	LEASING TRANSACTIONS

The Company recognized a right to use and a lease liability for the following contracts which contain a lease in accordance with IFRS 16:

▪	Leasing of commercial real estate used for serving customers;
▪	Leasing of buildings used as administrative headquarters;
F-115

▪	Leasing of commercial vehicles used in operations.

The Company has elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (short-term leases), and lease contracts for which the underlying asset is of low value (low-value assets). Thus, these leasing agreements are recognized as an expense in the income statement on the straight-line basis, over the period of the leasing. Their effects on net income from January to December 2020 were immaterial.

The discount rates were obtained by reference to the Company’s incremental borrowing rate, based on the debts contracted by the Company and through quotations with potential financial institutions and reflect the Company’s credit risk and the market conditions at the lease agreement date, as follows:

Marginal rate	Annual rate (%)	Monthly rate (%)
Initial application
Up to two years	7.96	0.64
Three to five years	10.64	0.85
Six to twenty years	13.17	1.04

Contracts entered – 2019 and 2020
Up to three years	6.87	0.56
Three to four years	7.33	0.59
Four to twenty years	8.08	0.65

a)	Right-of-use assets

The right-of-use assets were valued at cost, corresponding to the amount of the initial measurement of the lease liabilities, adjusted by its remeasurements, and amortized on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

Changes in the right-of-use assets are as follows:

	Real estate property	Vehicles	Total
Balances at December 31, 2018	-	-	-
Adoption on January 1, 2019	238	104	342
Disposals (contracts terminated)
Addition	28	4	32
Disposals (contracts terminated)	(13)	—	(13)
Amortization (1)	(37)	(39)	(76)
Remeasurement (2)	(10)	2	(8)
Balances at December 31, 2019	206	71	277
Disposals (contracts terminated)	(9)	—	(9)
Amortization (1)	(25)	(40)	(65)
Addition	6	—	6
Remeasurement (2)	7	(4)	3
Balances at December 31, 2020	185	27	212

(1)	Amortization of the right-of-use assets is recognized in the Income Statement is net of use of the credits of PIS, Pasep and Cofins taxes on leasing payments of R$2.
(2)	The Company has identified events giving rise to modifications of their principal contracts. When occurred, the lease liabilities adjustments are recognized in counterpart of the right-of-use assets.

b)	Lease liabilities

The liability for leasing agreements is measured at the present value of lease payments to be made over the lease term, discounted at the Company’s incremental borrowing rate. The liability carring amount is remeasured to reflect leases modifications as specified in IFRS 16.

The changes in the lease liabilities are as follows:

2019
Balances at December 31, 2018
January 1, 2019 (1)	342
Addition	32
Disposals (contracts terminated)	(13)
Accrued interest (2)	36
Payment of principal portion of lease liability	(96)
Payment of interest	(5)
Remeasurement (3)	(8)
Balances at December 31, 2019	288
Addition	6
Disposals (contracts terminated)	(10)
Accrued interest (2)	29
Payment of principal portion of lease liability	(84)
Payment of interest	(3)
Remeasurement (3)	2
Balances at December 31, 2020	227

Current liabilities	48
Non-current liabilities	179

(1)	Financial expenses recognized in the income statement are net of PIS/Pasep and Cofins taxes credits on lease payments in the amounts of R$2 (R$2 on December 31, 2019).
(2)	The Company identified events that give rise to modifications of their principal contracts. When occurred, the lease liabilities adjustments are recognized in counterpart of the right-of-use assets.

The potential right to recovery of PIS/Pasep and Cofins taxes embedded in the leasing consideration, according to the periods specified for payment, is as follows:

Cash flow	Nominal	Adjusted to present value
Consideration for the leasing	644	227
Potential PIS/Pasep and Cofins (9.25%)	55	18

The cash flows of the contracts containing a lease are, in their majority, indexed to the IPCA inflation index on an annual basis. Below is an analysis of maturity of lease contracts:

2021	56
2022	27
2023	26
2024	26
2025	26
2026 at 2045	483
Undiscounted values	644
Embedded interest	(417)
Lease liabilities	227

20.	SUPPLIERS

	2020	2019
Energy on spot market – CCEE	490	401
Charges for use of energy network	192	145
Energy purchased for resale	808	764
Itaipu Binacional	325	243
Gas purchased for resale	127	143
Materials and services	416	384
	2,358	2,080

21.	TAXES PAYABLE AND AMOUNTS TO BE REFUNDED TO CUSTOMERS

	2020	2019 (Restated)	01/01/2019 (Restated)
Current
ICMS	112	112	168
COFINS (2)	184	177	182
PIS/PASEP (2)	41	39	39
INSS	29	25	23
Others (1)	140	58	41
	506	411	453

Non-current
COFINS (3)	216	186	206
PIS/PASEP (3)	47	41	43
	263	227	249
	769	638	702

Amounts to be refunded to customers
Current
PIS/PASEP and COFINS	448	—	—
Non-current
PIS/PASEP and COFINS	3,570	4,193	1,124
	4,018	4,193	1,124

(1)	This includes the withholding income tax on Interest on equity paid in January 2020, in accordance with the tax legislation.
(2)	Includes Cofins and PIS/Pasep recognized in current liability includes the deferred taxes related to the interest revenue arising from the financing component in contract asset and to the revenue of construction and upgrade associated with the transmission concession contract, whose consideration will be received in at least twelve months after the reporting period. For more information, see note 2.8 and 15.
(3)	The deferral of PIS/Pasep and Cofins taxes related to the interest revenue arising from the financing component in contract asset and to the revenue of construction and upgrade associated with the transmission concession contract, whose consideration will be received in at least twelve months after the reporting period. For more information, see note 2.8 and 15.

The amounts of PIS/Pasep and Cofins taxes to be refunded to customers refer to the credits to be received by the Company following the inclusion of the ICMS value added tax within the taxable amount for calculation of those taxes. According note 9 (a), the Company recognized, in 2019, its right to offsetting of amounts unduly paid for the 10 years prior to the action being filed, with monetary updating by the Selic rate, due to the final judgment – against which there is no appeal – on the Ordinary Action, in favor of the Company.

The Company has a liability corresponding to the credits to be reimbursed to its customers, which comprises the period of the last 10 years, from June 2009 to May 2019, net of PIS/Pasep and Cofins taxes over monetary updating.

The definitive criteria for the refunding of PIS/Pasep and Cofins taxes to customers are pending, awaiting conclusion of discussions with Aneel and the mechanisms and criteria for reimbursement, when actual offsetting of the tax credits takes place.

On August 18, 2020, Aneel ratified the inclusion into the tariff readjustment for 2020 of a negative financial component of R$714, in effect from August 19, 2020 to May 27, 2021 – this corresponds to the release of the escrow funds deposited in court following final judgment in the Company’s favor against which there is no further appeal. For more information see Note 14.5.

22.	LOANS, FINANCING AND DEBENTURES

Financing source	Principal maturity	Annual financial cost %	Currency	2020			2019
				Current	Non-current	Total	Total
FOREIGN CURRENCY
Banco do Brasil: Various Bonds (1) (4)	2024	Diverse	US$	2	10	12	18
Eurobonds (2)	2024	9.25%	US$	59	7,795	7,854	6,092
(-)Transaction costs				—	(16)	(16)	(19)
(±) Interest paid in advance (3)				—	(25)	(25)	(30)
Debt in foreign currency				61	7,764	7,825	6,061
BRAZILIAN CURRENCY
Caixa Econômica Federal (5)	2021	TJLP + 2.50%	R$	17	—	17	61
Caixa Econômica Federal (6)	2022	TJLP + 2.50%	R$	14	—	14	118
Eletrobrás (4)	2023	UFIR + 6.00% at 8.00%	R$	3	5	8	20
Large customers (4)	2024	IGP-DI + 6.00%	R$	—	—	—	5
Sonda (7)	2021	110.00% of CDI	R$	50	—	50	49
Promissory Notes – 1st Issue - Single series (8)	2020	107.00% of CDI	R$	—	—	—	875
(-) FIC Pampulha - Marketable securities of subsidiary companies (9)				—	—	—	(3)
Debt in Brazilian currency				84	5	89	1,125
Total of loans and financings				145	7,769	7,914	7,186
Debentures - 3th Issue – 3rd Series (2)	2022	IPCA + 6.20%	R$	395	367	762	1,088
Debentures - 6th Issue – 2nd Series (2)	2020	IPCA + 8.07%	R$	—	—	—	17
Debentures - 7th Issue – Single series (2) (11)	2021	140.00% of CDI	R$	289	—	289	578
Debentures - 3th Issue – 2nd Series (4)	2021	IPCA + 4.70%	R$	588	—	588	1,109
Debentures - 3th Issue – 3rd Series (4)	2025	IPCA + 5.10%	R$	43	992	1,035	991
Debentures - 7th Issue – 1st Series (4)	2024	CDI + 0.45%	R$	542	1,350	1,892	2,165
Debentures - 7th Issue – 2nd Series (4)	2026	IPCA + 4.10%	R$	3	1,585	1,588	1,520
Debentures – 4th Issue – 1st Series (8)	2022	TJLP+1.82%	R$	10	10	20	31
Debentures – 4th Issue – 2nd Series (8)	2022	Selic + 1,82%	R$	5	4	9	14
Debentures – 4th Issue – 3th Series (8)	2022	TJLP + 1,82%	R$	12	10	22	34
Debentures – 4th Issue – 4th Series (8)	2022	Selic + 1,82%	R$	5	5	10	15
Debentures – 7th Issue – Single series (8)	2023	CDI + 1.50%	R$	20	40	60	80
Debentures – 8th Issue – Single series (8)	2031	IPCA + 5.27%	R$	14	876	890	—
(-) Discount on the issuance of debentures (10)				—	(18)	(18)	(22)
(-) Transaction costs				(12)	(29)	(41)	(29)
Total, debentures				1,914	5,192	7,106	7,591
Total				2,059	12,961	15,020	14,777

(1)	Net balance of the Restructured Debt comprising bonds at par and discounted, with balance of R$234, less the amounts given as Deposits in guarantee, with balance of R$222. Interest rates vary – from 2 to 8% p.a.; six-month Libor plus spread of 0.81% to 0.88% p.a.
(2)	Cemig Geração e Transmissão;
(3)	Advance of funds to achieve the yield to maturity agreed in the Eurobonds contract.
(4)	Cemig Distribuição;
(5)	Central Eólica Praias de Parajuru;
(6)	Central Eólica Volta do Rio;
(7)	Arising from merger of Cemig Telecom.
(8)	Gasmig. The proceeds from the 8th debenture issue, concluded by Gasmig on September 10, 2020, in the amount of R$850, were used to redeem the Promissory Notes issued on September 26, 2019, with maturity at 12 months, whose proceeds were used in their entirety for payment of the concession grant fee for the gas distribution concession contract.
(9)	FIC Pampulha has financial investments in marketable securities issued by subsidiaries of the Company. For more information on this fund, see Note 31.
(10)	Discount on the sale price of the 2nd series of the Seventh issue of Cemig Distribuição.
(11)	On February 02, 2021, the Company made the mandatory early redemption of this debentures, in the amount of R$264, with 20% discount of the funds obtained by the sale of the Company’s interest in Light. For more information about the sale of the Company’s interest in Light, see Note 32.
F-119

The debentures issued by the subsidiaries are non-convertible, there are no agreements for renegotiation, nor debentures held in treasury.

There are early maturity clauses for cross-default in the event of non-payment by Cemig GT or by the Company, of any pecuniary obligation with individual or aggregate value greater than R$50 (“cross default”).

Funding raised

On September 10, 2020 Gasmig concluded its eighth non-convertible debenture issue, for R$850, in a single series, with 11-year maturity, monetary updating by the IPCA inflation index, and remuneratory interest of 5.27% per year on the 252 business days basis. The total of the net proceeds was used for the obligatory early redemption of Gasmig’s first Commercial Promissory Note issue, in a single series, totaling R$850 on the issue date.

Financing source 2020	Signature date	Principal maturity	Annual financial cost %	Amount
BRAZILIAN CURRENCY
Debentures – 8th Issue – Single series	September 2020	2031	IPCA + 5.27%	850
(-)Transactions costs				(24)

Total raised				826

Financing source 2019	Signature date	Principal maturity	Annual financial cost %	Amount
BRAZILIAN CURRENCY
Debentures – 7th Issue – 1st Series (1)	July 2019	2024	CDI + 0.454%	2,160
Debentures – 7th Issue – 2nd Series (1)	July 2019	2026	4.10% of IPCA	1,500
Promissory Notes – 1st Issue (2)	September 2019	2020	107.00% of CDI	850
(-)Transactions costs				(10)
(-)Discount on the issuance of debentures (3)				(23)

Total raised				4,477

(1)	Cemig Distribuição
(2)	Gasmig
(3)	Discount on the sale price of the 2nd series of the debentures issued by Cemig Distribuição.

Financing source 2018	Signature date	Principal maturity	Annual financial cost %	Amount
FOREIGN CURRENCY
Eurobonds (1)	July 2018	2024	9.25%	1,946
(-) Transactions costs				(8)
(±)Interest paid in advance (2)				10
				1,948
BRAZILIAN CURRENCY
Promissory Notes – 9th Issue - Single Series (3)	May 2018	2019	151% of CDI	400
(-)Transactions costs				(4)
Debentures				—
Debentures (4)	August 2018	2023	CDI + 1.50%	100
Debentures – 6th Issue – Single Series (5)	December 2018	2020	CDI + 1.75%	550
(-)Transactions costs				(4)
				1,042
Total raised				2,990

(1)	In July 2018, Cemig GT completed financial settlement of an additional tranche to its initial Eurobond issue completed on December 5, 2017. The new tranche, of US$ 500, which brought the total of the issuance to R$ 1,946 billion, has half-yearly coupon of 9.25% p.a., with maturity of the principal in 2024.
(2)	Advance of funds to achieve the yield to maturity agreed in the Eurobonds contract.
(3)	In May 2018 Cemig D made its 9th Promissory Note issue, with maturity at 18 months, annual remuneration of 151% of the CDI rate, and single bullet amortization on October 24, 2019.
(4)	In August 2018 Gasmig completed its 7th debenture issue, with maturity at 5 years, paying CDI + 1.50%, with annual amortization from August 2019.
(5)	In December 2018 the 6th Debenture Issue was placed, with maturity at 18 months, annual remuneration of CDI +1.75%, and monthly amortization in 12 payments from July 3, 2019.

Guarantees

The guarantees of the debt balance on loans and financing, on December 31, 2020, were as follows:

2020
Promissory notes and Sureties	10,197
Guarantee and Receivables	3,454
Receivables	112
Shares	330
Unsecured	927
TOTAL	15,020

The composition of loans, financing and debentures, by currency and index, with the respective amortization, is as follows:

	2021	2022	2023	2024	2025	2026	Total
Currency
US dollar	61	—	—	7,805	—	—	7,866
Total, currency denominated	61	—	—	7,805	—	—	7,866
Index
IPCA (1)	1,043	615	248	341	1,138	1,478	4,863
UFIR/RGR (2)	3	3	2	—	—	—	8
CDI (3)	912	570	560	268	—	—	2,310
URTJ/TJLP (4)	53	20	—	—	—	—	73
Total by index	2,011	1,208	810	609	1,138	1,478	7,254
(-)Transaction costs	(12)	(1)	(1)	(18)	(5)	(20)	(57)
(±)Interest paid in advance	—	—	—	(25)	—	—	(25)
(-) Discount	—	—	—	—	(9)	(9)	(18)
Overall total	2,060	1,207	809	8,371	1,124	1,449	15,020

(1) Expanded National Customer Price (IPCA) Index.

(2) Fiscal Reference Unit (Ufir / RGR).

(3) CDI: Interbank Rate for Certificates of Deposit.

(4) Interest rate reference unit (URTJ) / Long-Term Interest Rate (TJLP)

The principal currencies and index used for monetary updating of loans and financings had the following variations:

Currency	Accumulated change in 2020, %	Accumulated change in 2019, %	Indexer	Accumulated change in 2020, %	Accumulated change in 2019, %
US dollar	28.93	4.02	IPCA	4.52	4.31
			CDI	2.77	5.97
			TJLP	(18.31)	(20.20)

The changes in loans, financing and debentures are as follows:

Balance at December 31, 2017	14,398
Liabilities arising from business combination	163
Initial balance for consolidation purposes	14,561
Loans and financing obtained	2,996
(–) Transaction costs	(16)
Interest paid in advance	10
Financing obtained, net	2,990
Monetary variation	134
Exchange rate variation	582
Financial charges provisioned	1,287
Amortization of transaction cost	33
Financial charges paid	(1,290)
Amortization of financing	(3,527)
Subtotal	14,770
FIC Pampulha: Marketable securities of subsidiary companies	2
Balance at December 31, 2018	14,772
Loans and financing obtained	4,510
(–) Transaction costs	(10)
(–) Discount in the issues of securities	(23)
Financing obtained, net	4,477
Monetary variation	142
Exchange rate variation	226
Financial charges provisioned	1,250
Amortization of transaction cost	38
Financial charges paid	(1,265)
Amortization of financing	(4,883)
Subtotal	14,757
FIC Pampulha: Marketable securities of subsidiary companies	20
Balance at December 31, 2019	14,777
Liabilities arising from business combination (1)	10
Initial balance for consolidation purposes	14,787
Loans and financing obtained	850
(–) Transaction costs	(24)
Monetary variation	187
Exchange rate variation	1,742
Financial charges provisioned	1,211
Amortization of transaction cost	15
Financial charges paid (2)	(1,212)
Amortization of financing	(2,531)
Reclassification to “Other obligations” (3)	(8)
Subtotal	15,017
FIC Pampulha: Marketable securities of subsidiary companies	3
Balance at December 31, 2020	15,020

(1)	Loans arising from business combinations due to the acquisition of the remaining equity interest in Companhia Centroeste de Minas, settled in full in August 2020.
(2)	Withholding income tax on remittance of interest on Eurobonds, in the amount of R$130, was offset against PIS/Pasep and Cofins credits.
(3)	Reclassification to Cemig D’s customers (CMM and Serra da Fortaleza).

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

The subsidiaries Cemig D and Gasmig considered the costs of loans and financing linked to construction in progress as construction costs of intangible and concession contract assets, as follows:

	2020	2019	2018
Costs of loans and financing	1,211	1,250	1,287
Financing costs on intangible assets and contract assets (1) (Notes 15 and 18)	(33)	(23)	(30)
Net effect in Profit or loss	1,178	1,227	1,257

(1)	The average capitalization rate p.a. in 2020 was 5.39% (6.79% in 2019 and 9.64% in 2018).

The amounts of the capitalized borrowing costs have been excluded from the statement of cash flows, in the additions to cash flow of investment activities, as they do not represent an outflow of cash for acquisition of the related asset.

Restrictive covenants

The Company has contracts with financial covenants as follows:

Title - Security	Covenant	Ratio required – Issuer	Ratio required Cemig (guarantor)	Compliance required
7th Debentures Issue Cemig GT (1)	Net debt / (Ebitda + Dividends received)	The following or less: 3.0 in 2020 2.5 in 2021	The following or less: 3.0 in 2020 2.5 in 2021	Semi-annual and annual
Eurobonds Cemig GT (2)	Net debt / Ebitda adjusted for the Covenant (6)	The following or less: 3.0 on Dec. 31, 2020 3.0 on June 30, 2021 2.5 on/after Dec. 31, 2021	The following or less: 3.0 on Dec. 31, 2020 3.0 on June 30, 2021 3.0 on/after Dec. 31, 2021	Semi-annual and annual
7th Debentures Issue Cemig D	Net debt / Ebitda adjusted	The following or Less than 3.5	The following or Less than 3.0	Semi-annual and annual
Debentures GASMIG (3)	Overall indebtedness (Total liabilities/Total assets)	Less than 0.6	-	Annual
	Ebitda / Debt servicing	1.3 or more	-	Annual
	Ebitda / Net finance income (expenses)	2.5 or more	-	Annual
	Net debt / Ebitda	The following or less: 2.5 on/after Dec, 31.2020	-	Annual
8th Debentures Issue Gasmig Single series (4)	EBITDA/Debt servicing Net debt/EBITDA	1.3 or more as of Dec, 31.2020 3.0 or less as of Dec, 31.2020	- -	Annual Annual
Financings Caixa Econômica Federal (CEF) Parajuru and Volta do Rio (5)	Debt servicing coverage index Equity / Total liabilities Share capital subscribed in investee / Total investments made in the project financed	1.20 or more 20.61% or more (Parajuru) 20.63% or more (Volta do Rio) 20.61% or more (Parajuru) 20.63% or more (Volta do Rio)	- - -	Annual (during amortization) Always Always

(1)	7th Issue of Debentures by Cemig GT, as of December 31, 2016, of R$2,240.
(2)	In the event of a possible breach of the financial covenants, interest will automatically be increased by 2% p.a. during the period in which they remain exceeded. There is also an obligation to comply with a ‘maintenance’ covenants – that the consolidated debt, shall have a guarantee for debt of 1.75x Ebitda (2.0 as of December 31, 2017); and a ‘damage’ covenant, requiring real guarantee for debt at Cemig GT of 1.5x Ebitda.
(3)	If Gasmig does not achieve the required covenants, it must, within 120 days from the date of notice in writing from BNDES or BNDESPar, constitute guarantees acceptable by the debenture holders for the total amount of the debt, subject to the rules of the National Monetary Council (CMN), unless the required ratios are restored within that period. Certain contractually specified situations can cause early maturity of other debts (cross-default).
(4)	Non-compliance with the financial covenants results in automatic early maturity. If early maturity is declared by the debenture holders, Gasmig must make the payment after receipt of notification.
(5)	The financing contracts with Caixa Econômica Federal for the Praias de Parajuru and Volta do Rio wind power plants have financial covenants with compliance relating to early maturity of the debt remaining balance. Compliance with the debt servicing coverage index is considered to be demandable only annually and during the period of amortization, which begins in July 2020.
(6)	Ebitda is defined as: (i) Profit before interest, income tax and Social Contribution tax on profit; depreciation; and amortization, calculated in accordance with CVM Instruction 527, of October 4, 2012; – less: (ii) non-operational profit; any non-recurring non-monetary credits or gains that increase net profit; any payments in cash made on consolidated basis during the period relating to non-monetary charges that were newly added in the calculation of Ebitda in any prior period; and any non-recurring non-monetary expenses or charges.

The covenants remain in compliance as of December 31, 2020, with the exception non-compliance with the non-financial covenant of the loan contracts with the CEF of the subsidiaries Central Eólica Praias de Parajuru and Central Eólica Volta do Rio. Thus, exclusively to comply with the requirement of item 69 IAS 1, the Company reclassified R$2 to current liabilities, referring to the loans of those subsidiaries, which were originally classified in non-current liabilities. Additionally, the Company assessed the possible consequences arising from this matter in their other contracts for loans, financings and debentures, and concluded that no further adjustments were necessary.

The information on the derivative financial instruments (swaps) contracted to hedge the debt servicing of the Eurobonds (principal, in foreign currency, plus interest), and the Company’s exposure to interest rate risks, are disclosed in Note 31.

23.	REGULATORY CHARGES

	2020	2019
Liabilities
Global Reversion Reserve (RGR)	28	31
Energy Development Account (CDE)	64	58
Grantor inspection fee – ANEEL	3	3
Energy Efficiency Program	265	255
Research and development (R&D)	225	199
Energy System Expansion Research	4	3
National Scientific and Technological Development Fund	8	6
Proinfa – Alternative Energy Program	7	8
Royalties for use of water resources	13	10
Emergency capacity charge	26	26
Customer charges – Tariff flags	90	—
Others	4	5
	737	604

Current liabilities	446	457
Non-current liabilities	291	147

24.	POST-EMPLOYMENT OBLIGATIONS

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

Actuarial obligations and recognition in the financial statements

On this Note the Company discloses its obligations and expenses incurred for purposes of the Retirement Plan, Health Plan, Dental Plan and the Life Insurance Plan in accordance with the terms of IAS 19 - Employee Benefits, and the independent actuarial opinion issued as of December 31, 2020.

Debt with the pension fund (Forluz)

The Company has recognized an obligation for past actuarial deficits relating to the pension fund in the amount of R$473 on December 31, 2020 (R$566 on December 31, 2019). This amount has been recognized as an obligation payable by Cemig and its subsidiaries, and will be amortized until June of 2024, through monthly installments calculated by the system of constant installments (known as the ‘Price’ table), and adjusted by the IPCA (Expanded National Customer Price) inflation index (published by the Brazilian Geography and Statistics Institute – IBGE) plus 6% per year. The Company is required to pay this debt even if Forluz has a surplus, thus, the Company maintain recorded the debt in full, and record the effects of monetary updating and interest in finance income (expenses) in the statement of income.

Agreement to cover the deficit on Forluz Pension Plan ‘A’

Forluz and the Company have signed a Debt Assumption Instrument to cover the deficit of Plan A for the years of 2015, 2016 and 2017. On December 31, 2020 the total amount payable by Cemig and its subsidiaries as a result of the Plan A deficits is R$540 (R$550 on December 31, 2019, referring to the Plan A deficits of 2015 and 2016). The monthly amortizations, calculated by the constant installments system (Price Table), will be paid until 2031 for the 2015 and 2016 deficits, in the amount of R$363, and up to 2033 for the 2017 deficit, in the amount of R$177. Remuneratory interest applicable to the outstanding balance is 6% p.a., plus the effect of the IPCA. If the plan reaches actuarial surplus before the full period of amortization of the debt, also Company will not be required to pay the remaining installments and the contract will be extinguished.

In December 2020, in accordance with the applicable legislation, Forluz proposed to Cemig a new Debt Assumption Instrument to be signed, if approved, by Forluz, Cemig, Cemig GT and Cemig D, in accordance with the plan to cover the deficit of Plan A, that occurred in 2019. The total amount to be paid by the Company to cover the deficit is R$160, through 166 monthly installments. The remuneration interest rate over the outstanding balance is 6% per year, plus the effect of the IPCA. If the plan reaches actuarial balance before the full period of amortization of the debt, the Company will not be required to pay the remaining installments and the contract will be extinguished.

Actuarial information

2020	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Present value of obligations	13,308	3,319	64	551	17,242
Fair value of plan assets	(10,420)	—	—	—	(10,420)
Initial net liabilities	2,888	3,319	64	551	6,822
Adjustment to asset ceiling	21	—	—	—	21
Net liabilities in the statement of financial position	2,909	3,319	64	551	6,843

2019	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Present value of obligations	13,285	3,102	61	574	17,022
Fair value of plan assets	(10,366)	—	—	—	(10,366)
Initial net liabilities	2,919	3,102	61	574	6,656
Adjustment to asset ceiling	53	—	—	—	53
Net liabilities in the statement of financial position	2,972	3,102	61	574	6,709

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

The changes in the present value of the defined benefit obligation are as follows:

	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Defined-benefit obligation at December 31, 2017	10,545	1,809	39	270	12,663
Cost of current service	3	10	—	2	15
Interest on actuarial obligation	959	173	4	25	1,161
Actuarial losses (gains):
Due to changes in demographic assumptions
Due to changes in financial assumptions	467	402	8	26	903
Due to adjustments based on experience	(20)	68	—	113	161
	447	470	8	139	1,064

Benefits paid	(881)	(118)	(3)	(9)	(1,011)
Defined-benefit obligation at December 31, 2018	11,073	2,344	48	427	13,892
Cost of current service	1	14	—	3	18
Interest on actuarial obligation	963	208	4	38	1,213
Actuarial losses (gains):
Due to changes in demographic assumptions	6	—	—	—	6
Due to changes in financial assumptions	2,058	576	11	130	2,775
Due to adjustments based on experience	83	91	—	(14)	160
	2,147	667	11	116	2,941
Benefits paid	(899)	(131)	(2)	(10)	(1,042)
Defined-benefit obligation at December 31, 2019	13,285	3,102	61	574	17,022
Cost of current service	1	21	1	3	26
Interest on actuarial obligation	887	215	4	41	1,147
Actuarial losses (gains):
Due to changes in demographic assumptions	135	395	4	—	534
Due to changes in financial assumptions	(375)	(152)	(4)	(34)	(565)
Due to adjustments based on experience	289	(119)	1	(23)	148
	49	124	1	(57)	117
Benefits paid	(914)	(143)	(3)	(10)	(1,070)
Defined-benefit obligation at December 31, 2020	13,308	3,319	64	551	17,242

Changes in the fair values of the plan assets are as follows:

Pension plans and retirement supplement plans
Fair value of plan assets at December 31, 2017	8,546
Return on investments	1,220
Contributions from employer	178
Benefits paid	(881)
Fair value of the plan assets at December 31, 2018	9,063
Return on investments	2,003
Contributions from employer	199
Benefits paid	(899)
Fair value of the plan assets at December 31, 2019	10,366
Return on investments	757
Contributions from employer	211
Benefits paid	(914)
Fair value of the plan assets at December 31, 2020	10,420

The amounts recognized in 2020, 2019 and 2018 statement of income are as follows:

2020	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Current service cost	1	21	1	3	26
Interest on the actuarial obligation	887	215	4	41	1,147
Expected return on the assets of the Plan	(682)	—	—	—	(682)
Expense (recovery of expense) in 2020 according to actuarial calculation	206	236	5	44	491

2019	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Current service cost	1	14	—	2	17
Interest on the actuarial obligation	963	208	5	38	1,214
Expected return on the assets of the Plan	(767)	—	—	—	(767)
Expense (recovery of expense) in 2019 according to actuarial calculation	197	222	5	40	464

2018	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Current service cost	4	10	0	1	15
Interest on the actuarial obligation	959	172	4	26	1,161
Expected return on the assets of the Plan	(771)	—	—	—	(771)
Expense (recovery of expense) in 2018 according to actuarial calculation	192	182	4	27	405

Changes in net liabilities were as follows:

	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Net liabilities at December 31, 2017	2,068	1,809	38	271	4,186
Expense recognized in Statement of income	193	183	4	25	405
Contributions paid	(178)	(118)	(2)	(9)	(307)
Actuarial gains (losses)	87	470	8	140	705
Net liabilities at December 31, 2018	2,170	2,344	48	427	4,989

Expense recognized in Statement of income	197	222	5	40	464
Contributions paid	(200)	(131)	(2)	(10)	(343)
Actuarial gains (losses)	805	667	10	117	1,599
Net liabilities at December 31, 2019	2,972	3,102	61	574	6,709

Expense recognized in Statement of income	206	236	5	44	491
Contributions paid	(211)	(143)	(3)	(10)	(367)
Actuarial gains (losses)	(58)	124	1	(57)	10
Net liabilities at December 31, 2020	2,909	3,319	64	551	6,843

				2020	2019
Current liabilities				305	288
Non-current liabilities				6,538	6,421

Amounts recorded as current liabilities refer to contributions to be made by Cemig and its subsidiaries in the next 12 months for the amortization of the actuarial liabilities.

The amounts reported as ‘Expense recognized in the Statement of income’ refer to the costs of post-employment obligations, totaling R$438 in 2020 (R$408 in 2019 and R$337 in 2018), plus the finance expenses and monetary updating on the debt with Forluz, in the amounts of R$53 in 2020 (R$56 in 2019 and R$68 in 2018).

The independent actuary’s estimation for the expense to be recognized for 2021 is as follows:

	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Current service cost	2	21	1	3	27
Interest on the actuarial obligation	884	231	5	39	1,159
Expected return on the assets of the Plan	(685)	—	—	—	(685)
Estimated total expense in 2020 as per actuarial report	201	252	6	42	501

The expectation for payment of benefits for 2021 is as follows:

	Pension plans and retirement supplement plans – Forluz	Health plan	Dental plan	Life insurance	Total
Estimated payment of benefits	928	172	3	18	1,121

The Company have expectation of making contributions to the pension plan in 2021 of R$221 for amortization of the deficit of Plan A, and R$81 for the Defined Contribution Plan (recorded directly in the Statement of income for the year).

The average maturity periods of the obligations of the benefit plans, in years, are as follows:

Pension plans and retirement supplement plans		Health plan	Dental plan	Life insurance
Plan A	Plan B
11.58	12.81	13.8	15.01	18.66

The main categories plan’s assets, as a percentage of total plan’s assets are as follows:

	2020	2019
Shares	9.25%	9.51%
Fixed income securities	72.17%	72.28%
Real estate property	3.71%	3.79%
Others	14.87%	14.42%
Total	100.00%	100.00%

The following assets of the pension plan, measured at fair value, are related to the Company:

	2020	2019
Non-convertible debentures issued by the Company	338	398
Shares issued by the Company	4	24
Real estate properties of the Foundation, occupied by the Company	285	503
	627	925

This table provides the main actuarial assumptions:

	2020
	Pension plans and retirement supplement plans	Health plan and Dental plan	Life insurance
Annual discount rate for present value of the actuarial obligation	6.83%	7.14%	7.25%
Annual expected return on plan assets	6.83%	Not applicable	Not applicable
Long-term annual inflation rate	3.32%	3.32%	3.32%
Estimated future annual salary increases	3.32%	Not applicable	4.56%
General mortality table	AT-2000 M S10% D10%	AT-2000 M S10% D20%	AT-2000 M S10% D20%
Disability table	Not applicable	Álvaro Vindas D30%	Álvaro Vindas D30%
Disabled mortality table	AT-49 M	MI-85 F	MI-85 F
Real growth of contributions above inflation (1)	—	1%	—

(1)	Starting in 2018, Company adopted the assumption of real growth of the contributions above inflation at the rate of 1% p.a.

	2019
	Pension plans and retirement supplement plans	Health plan and Dental plan	Life insurance
Annual discount rate for present value of the actuarial obligation	6.87%	7.09%	7.19%
Annual expected return on plan assets	6.87%	Not applicable	Not applicable
Long-term annual inflation rate	3.61%	3.61%	3.61%
Estimated future annual salary increases	3.61%	Not applicable	4.85%
General mortality table	AT-2000 M S10% D10%	AT-2000 M S10% D20%	AT-2000 M S10% D20%
Disability table	Not applicable	Álvaro Vindas D30%	Álvaro Vindas D30%
Disabled mortality table	AT-49 M	MI-85 F	MI-85 F
Real growth of contributions above inflation (1)	—	1%	—

(1)	Starting in 2018, Company adopted the assumption of real growth of the contributions above inflation at the rate of 1% p.a.

F-130

	2018
	Pension plans and retirement supplement plans	Health plan and Dental plan	Life insurance
Annual discount rate for present value of the actuarial obligation	9.02%	9.60%	9.57%
Annual expected return on plan assets	9.02%	Not applicable	Not applicable
Long-term annual inflation rate	4.01%	4.00%	4.00%
Estimated future annual salary increases	4.01%	Not applicable	6.08%
General mortality table	AT-2000 M S10% D10%	AT-2000 M S10% D20%	AT-2000 M S10% D20%
Disability table	Not applicable	Álvaro Vindas D30%	Álvaro Vindas D30%
Disabled mortality table	AT 49 M	Winklevoss D30%	Winklevoss D30%
Real growth of contributions above inflation (1)	—	1%	—

(1)	Starting in 2018, Company adopted the assumption of real growth of the contributions above inflation at the rate of 1% p.a.

The sensitivity analysis of the effects of changes in the main actuarial assumptions used to determine the defined-benefit obligation at December 31, 2020 is shown below:

Effects on the defined-benefit obligation	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Reduction of one year in the mortality table	336	79	1	(15)	401
Increase of one year in the mortality table	(338)	(80)	(1)	16	(403)
Reduction of 1% in the discount rate	1,513	483	10	111	2,117

In the presentation of the sensitivity analysis, the present value of the defined-benefit obligation was calculated using the Unit Projected Credit method, the same method used to calculate the defined-benefit obligation recognized in the Statement of financial position.

The Company has not made changes in the methods used to calculate its post-employment obligations for the years ended December 31, 2020 and 2019.

25.	PROVISIONS

Company is involved in certain legal and administrative proceedings at various courts and government bodies, arising in the normal course of business, regarding employment-law, civil, tax, environmental and regulatory matters, and other issues.

Actions in which the Company is defendant

Company recorded provisions for contingencies in relation to the legal actions in which, based on the assessment of the Company’s management and its legal advisors, the probability of loss are assessed as ‘probable’ (i.e. an outflow of funds to settle the obligation will be necessary), as follows:

	2019	Additions	Reversals	Settled / Reversal (1)	Provisions arising from business combination (2)	2020
Labor	497	106	(60)	(116)	—	427
Civil
Customer relations	19	22	—	(18)	—	23
Other civil actions	18	21	—	(7)	—	32
	37	43	—	(25)	—	55
Tax	1,260	113	(38)	(41)	—	1,294
Regulatory	36	16	—	—	—	52
Others	58	13	(7)	(3)	3	64
Total	1,888	291	(105)	(185)	3	1,892

(1)	This includes the amount of R$39, corresponding to the reversal of the contingency provisions relating to ICMS credits, recognized as recoverable taxes, due to a final judgment, against which there is no further appeal, in favor of the subsidiary Gasmig, on June 9, 2020.
(2)	On January 13, 2020, the Company obtained the Centroeste control, which is consolidated as of 2020 first quarter. More details see note 16.

	2018	Additions	Reversals	Settled	2019
Labor	457	180	(44)	(96)	497
Civil
Customer relations	19	21	(1)	(20)	19
Other civil actions	29	16	(12)	(15)	18
	48	37	(13)	(35)	37
Tax	52	1,236	(8)	(20)	1,260
Environmental	1	—	(1)	—	—
Regulatory	37	2	(1)	(2)	36
Others	46	13	(1)	—	58
Total	641	1,468	(68)	(153)	1,888

	2017	Additions	Reversals	Settled	2018
Labor	474	67	(25)	(59)	457
Civil
Customer relations	18	17	—	(16)	19
Other civil actions	43	10	(14)	(10)	29
	61	27	(14)	(26)	48
Tax	57	5	(10)		52
Environmental	—	1	—	—	1
Regulatory	40	8	(10)	(1)	37
Others	46	7	(5)	(2)	46
Total	678	115	(64)	(88)	641

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

The details on the main provisions and contingent liabilities are provided below, with the best estimation of expected future disbursements for these contingencies:

Provisions, made for legal actions in which the probability of loss have been assessed as ‘probable’ and contingent liabilities, for actions in which the probability of loss are assessed as ‘possible’

Labor claims

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

The aggregate amount of the contingency is approximately R$1,386 (R$1,679 at December 31, 2019), of which R$427 (R$497 at December 31, 2019) has been recorded – the amount estimated as probably necessary for settlement of these disputes.

Alteration of the monetary updating index of employment-law cases

In December 2020 the Federal Supreme Court gave partial judgment in favor of two actions for declaration of constitutionality, and ruled that monetary adjustment applied to employment-law liabilities should be by the IPCA-E index until the stage of service of notice in a legal action, and thereafter by application of the Selic rate, and the Reference Rate (TR) is not applicable to any employment-law obligations as well. The effects of this decision were modulated as follows:

▪	payments already made in due time and in the appropriate manner, using application of the TR, the IPCA-E or any other indexer, will remain valid and may not be the subject of any further contestation;
▪	actions in progress that are at the discovery phase, should be subject to backdated application of the Selic rate, on penalty of future allegation of non-demandability of judicial title based on an interpretation contrary to the position of the Supreme Court; and;
▪	the decision is automatically applicable to actions in which final judgment has been given against which there is no appeal, provided that there is no express submission in relation to the monetary adjustment indices and interest rates; and this also applies to cases of express omission, or simple consideration of following the legal criteria.
F-133

Customers claims

The Company is involved in various civil actions relating to indemnity for personal injury and for material damages, arising, principally, from allegations of irregularity in measurement of consumption, and claims of undue charging, in the normal course of business, totaling R$142 (R$68 at December 31, 2019), of which R$23 (R$19 at December 31, 2019) has been recorded – this being the probable estimate for funds needed to settle these disputes.

Other civil proceedings

The Company is involved in various civil actions claiming indemnity for personal injury and for material damages, among others, arising from incidents occurred in the normal course of business, in the amount of R$359 (R$300 at December 31, 2019), of which R$32 (R$18 at December 31, 2019) has been recorded – the amount estimated as probably necessary for settlement of these disputes.

Tax

The Company is involved in numerous administrative and judicial claims actions relating to taxes, including, among other matters, subjects relating to the Urban Property Tax (Imposto sobre a Propriedade Territorial Urbana, or IPTU); the Rural Property Tax (ITR); the Tax on Donations and Legacies (ITCD); the Social Integration Program (Programa de Integração Social, or PIS); the Contribution to Finance Social Security (Contribuição para o Financiamento da Seguridade Social, or Cofins); Corporate Income tax (Imposto de Renda Pessoa Jurídica, or IRPJ); the Social Contribution (Contribuição Social sobre o Lucro Líquido, or CSLL); and motions to tax enforcement. The aggregate amount of this contingency is approximately R$166 (R$204 at December 31, 2019), of which R$14 (R$43 at December 31, 2019) has been recorded – the amount estimated as probably necessary for settlement of these disputes.

In addition to the issues above the Company is involved in various proceedings on the applicability of the IPTU Urban Land Tax to real estate properties that are in use for providing public services. The aggregate amount of the contingency is approximately R$85 (R$79 at December 31, 2019). Of this total, R$4 has been recognized (R$4 at December 31, 2019) – this being the amount estimated as probably necessary for settlement of these disputes. The company has been successful in its efforts to have its IPTU tax liability suspended, winning judgments in favor in some cases – this being the principal factor in the reduction of the total value of the contingency.

Social Security contributions on profit sharing payments

The Brazilian tax authority (Receita Federal) has filed administrative and court proceedings against the Company, relating to social security contributions on the payment of profit sharing to its employees over the period 1999 to 2016, alleging that the Company did not comply with the requirements of Law 10,101/2000 on the argument that it did not previously establish clear and objective rules for the distribution of these amounts. In August 2019, the Regional Federal Court of the First Region published a decision against the Company on this issue. As a result the Company, based on the opinion of its legal advisers, reassessed the probability of loss from ‘possible’ to ‘probable’ for some portions paid as profit-sharing amounts, maintaining the classification of the chance of loss as 'possible' for the other portions, since it believes that it has arguments on the merit for defense and/or because it believes that the amounts questioned are already within the period of limitation.

The amount of the contingencies is approximately R$1,520 (R$1,451 on December 31, 2019), of which R$1,276 (R$1,213 on December 31, 2019) has been provisioned, this being the estimate of the probable amount of funds to settle these disputes.

Non-homologation of offsetting of tax credit

The federal tax authority did not ratify the Company’s declared offsetting, in Corporate income tax returns, of carry-forwards and undue or excess payment of federal taxes – IRPJ, CSLL, PIS/Pasep and Cofins – identified by official tax deposit receipts (‘DARFs’ and ‘DCTFs’). The Company is contesting the non-homologation of the amounts offset. The amount of the contingency is R$203 (R$160 at December 31, 2019), and the probability of loss was classified as ‘possible’, since the relevant requirements of the National Tax Code (CTN) have been complied with.

Regulatory

The Company is involved in numerous administrative and judicial proceedings, challenging, principally: (i) tariff charges in invoices for use of the distribution system by a self-producer; (ii) alleged violation of targets for continuity indicators in retail supply of energy; and (iii) the tariff increase made during the federal government’s economic stabilization plan referred to as the ‘Cruzado Plan’, in 1986. The aggregate amount of the contingency is approximately R$345 (R$280 at December 31, 2019), of which R$52 (R$36 at December 31, 2019) has been recorded as provision – the amount estimated as probably necessary for settlement of these disputes.

Other legal actions in the normal course of business

Breach of contract – Power line pathways and accesses cleaning services contract

Company is involved in disputes alleging losses suffered as a result of supposed breaches of contract at the time of provision of services of cleaning of power line pathways and firebreaks. The amount recorded is R$46 (R$41 at December 31, 2019), this being estimated as the likely amount of funds necessary to settle this dispute.

‘Luz Para Todos’ Program

The Company is a party in disputes alleging losses suffered by third parties as a result of supposed breach of contract at the time of implementation of part of the rural electrification program known as the ‘Luz Para Todos’. The estimated amount of the contingency is approximately R$356 (R$322 on December 31, 2019). Of this total, R$1 has been provided for the amount estimated as probably necessary for settlement of these disputes.

Other legal proceedings

The Company is involved as plaintiff or defendant, in other less significant claims, related to the normal course of their operations including: environmental matters; provision of cleaning service in power line pathways and firebreaks, removal of residents from risk areas; and indemnities for rescission of contracts, on a lesser scale, related to the normal course of its operations, with an estimated total amount of R$621 (R$452 at December 31, 2019), of which R$17 (R$13 at December 31, 2019), the amount estimated as probably necessary for settlement of these disputes – has been provisioned.

Contingent liabilities – loss assessed as ‘possible’

Taxes and contributions

The Company is involved in numerous administrative and judicial proceedings in relation to taxes. Below are details of the main claims:

Indemnity of employees’ future benefit (the ‘Anuênio’)

In 2006 the Company paid an indemnity to its employees, totaling R$178, in exchange for rights to future payments (referred to as the Anuênio) for time of service, which would otherwise be incorporated, in the future, into salaries. The Company did not pay income tax and Social Security contributions on this amount because it considered that those obligations are not applicable to amounts paid as an indemnity. However, to avoid the risk of a future fine, the Company obtained an injection, which permitted to make an escrow deposit of R$122, which updated now represents the amount of R$286 (R$282 at December 31, 2019). The updated amount of the contingency is R$295 (R$289 at December 31, 2019) and, based on the arguments above, management has classified the chance of loss as ‘possible’.

Social Security contributions

The Brazilian federal tax authority (Secretaria da Receita Federal) has filed administrative proceedings related to various matters: employee profit sharing; the Workers’ Food Program (Programa de Alimentação do Trabalhador, or PAT); education benefit; food benefit; Special Additional Retirement payment; overtime payments; hazardous occupation payments; matters related to Sest/Senat (transport workers’ support programs); and fines for non-compliance with accessory obligations. The Company have presented defenses and await judgment. The amount of the contingency is approximately R$110 (R$112 at December 31, 2019). Management has classified the chance of loss as ‘possible’, also taking into account assessment of the chance of loss in the judicial sphere, (the claims mentioned are in the administrative sphere), based on the evaluation of the claims and the related case law.

Income tax withheld on capital gain in a shareholding transaction

The federal tax authority issued a tax assessment against Cemig as a jointly responsible party with its jointly-controlled entity Parati S.A. Participações em Ativos de Energia Elétrica (Parati), relating to withholding income tax (Imposto de Renda Retido na Fonte, or IRRF) allegedly applicable to returns paid by reason of a capital gain in a shareholding transaction relating to the purchase by Parati, and sale, by Enlighted, at July 7, 2011, of 100.00% of the equity interests in Luce LLC (a company with head office in Delaware, USA), holder of 75.00% of the shares in the Luce Brasil equity investment fund (FIP Luce), which was indirect holder, through Luce Empreendimentos e Participações S.A., of approximately 13.03% of the total and voting shares of Light S.A. (Light). The amount of the contingency is approximately R$234 (R$230 at December 31, 2019), and the loss has been assessed as ‘possible’.

The social contribution tax on net income (CSLL)

The federal tax authority issued a tax assessment against the Company for the years of 2012 and 2013, alleging undue non-addition, or deduction, of amounts relating to the following items in calculating the social contribution tax on net income: (i) taxes with liability suspended; (ii) donations and sponsorship (Law 8,313/91); and (iii) fines for various alleged infringements. The amount of this contingency is R$425 (R$400 at December 31, 2019). The Company has classified the probaility of loss as ‘possible’, in accordance with the analysis of the case law on the subject.

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

The claims comprises: principal of R$17, penalty payments of R$27 and interest of R$11. Considering that the State of Minas Gerais, over a period of more than 25 years, has never made any allegations against the methodology of calculation by the Company, Management and Company’s legal advisors, believe that there is a defense under Article 100, III of the National Tax Code, which removes claims for penalties and interest; and that the contingency for loss related to these amounts is ‘remote’. In relation to the argument on the difference between the amount of ICMS tax calculated by Gasmig and the new interpretation by the state tax authority, the probability of loss was considered ‘possible’. On December 31, 2020 the amount of the contingency for the period relating to the rules on expiry by limitation of time is R$107.

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

The Company believes it has arguments of merit for defense in these claims, since the charge at present made is grounded on Aneel Normative Resolution 456/2000. As a result, it has not constituted a provision for this action, the amount of which is estimated at R$1,072 (R$959 at December 31, 2019). The Company has assessed the probability of loss in this action as ‘possible’, due to the Customer Defense Code (Código de Defesa do Consumidor, or CDC) not being applicable, because the matter is governed by the specific regulation of the electricity sector, and because Cemig complied with Aneel Resolutions 414 and 456, which deal with the subject.

Accounting of energy sale transactions in the Power Trading Chamber (CCEE)

In a claim dating from August 2002, AES Sul Distribuidora challenged in the court the criteria for accounting of energy sale transactions in the wholesale energy market (Mercado Atacadista de Energia, or MAE) (predecessor of the present Power Exchange Chamber – Câmara de Comercialização de Energia Elétrica, or CCEE), during the period of rationing. It obtained a favorable interim judgment on February 2006, which ordered the grantor (Aneel), working with the CCEE, to comply with the claim by AES Sul and recalculate the settlement of the transactions during the rationing period, not considering the grantor (Aneel) Dispatch 288 of 2002.

This should take effect in the CCEE as from November 2008, resulting in an additional disbursement for Cemig GT, related to the expense on purchase of energy in the spot market on the CCEE, in the approximate amount of R$376 (R$343 at December 31, 2019). On November 9, 2008 Cemig GT obtained an interim decision in the Regional Federal Appeal Court (Tribunal Regional Federal, or TRF) suspending the obligatory nature of the requirement to pay into court the amount that would have been owed under the Special Financial Settlement made by the CCEE. Cemig GT has classified the chance of loss as ‘possible’, since this action deals with the General Agreement for the Electricity Sector, in which the Company has the full documentation to support its arguments.

Tariff increases

Exclusion of customers classified as low-income

The Federal Public Attorneys’ Office filed a class action against the Company and the grantor (Aneel), to avoid exclusion of customers from classification in the Low-income residential tariff sub-category, requesting an order for Cemig D to pay twice the amount paid in excess by customers. A decision was given in favor of the plaintiffs, but the Company and the grantor (Aneel) have filed an interlocutory appeal and await judgment. The amount of the contingency is approximately R$357 (R$327 at December 31, 2019). Cemig D has classified the probability of loss as ‘possible’ due to other favorable decisions on this matter.

Environmental claims

Impact arising from construction of power plants

The Public Attorneys of Minas Gerais State, together with an association and individuals, have brought class actions requiring Cemig GT to invest, since 1997, at least 0.5% of the annual gross operating revenue of the Emborcação, Pissarrão, Funil, Volta Grande, Poquim, Paraúna, Miranda, Nova Ponte, Rio de Pedras and Peti plants in environmental protection and preservation of the water tables of the counties where these power plants are located, and proportional indemnity for allegedly irrecoverable environmental damage caused, arising from omission to comply with Minas Gerais State Law 12,503/1997. In May 2020, the Federal Supreme Court (STF) declared unconstitutional the rule from the state that requires the investment of a portion of the revenue from the distribution agent’s in the protection and preservation of water resources, since it characterizes undue State intervention in the concession contract for the exploitation of the energy use of watercourse, which is compentence of the Union. As a result, the Company reassessed the probability of loss to remote, in the amount of R$186 on December 31, 2020 (R$165 at December 31, 2019).

The Public Attorneys’ Office of Minas Gerais State has filed class actions requiring the formation of a Permanent Preservation Area (APP) around the reservoir of the Capim Branco hydroelectric plant, suspension of the effects of the environmental licenses, and recovery of alleged environmental damage. Based on the opinion of its legal advisers in relation to the changes that have been made in the new Forest Code and in the case law on this subject, Cemig GT has classified the chance of loss in this dispute as ‘possible’. The estimated value of the contingency is R$106 (R$95 at December 31, 2019).

Other contingent liabilities

Early settlement of the CRC (Earnings Compensation) Account

The Company is involved in an administrative proceeding at the Audit Court of the State of Minas Gerais which challenges: (i) a difference of amounts relating to the discount offered by Cemig for early repayment of the credit owed to Cemig by the State under the Receivables Assignment Contract in relation to the CRC Account (Conta de Resultados a Compensar, or Earnings Compensation Account) – this payment was completed in the first quarter of 2013; and also (ii) possible undue financial burden on the State after the signature of the Amendments that aimed to re-establish the economic and financial balance of the Contract. The amount of the contingency is approximately R$448 (R$426 at December 31, 2019), and, based on the Opinion of the Public Attorneys’ Office of the Audit Board of the State of Minas Gerais (Tribunal de Contas), the Company believes that it has met the legal requirements. Thus, it has assessed the probability of loss as ‘possible’, since it believes that the adjustment was made in faithful obedience to the legislation applicable to the case.

Contractual imbalance

Company is party in other disputes arising from alleged non-compliance with contracts in the normal course of business, for an estimated total of R$167 (R$149 at December 31, 2019). Company has classified the chance of loss as ‘possible’, after analysis of the case law on this subject.

Renova: Application to override corporate identity

A Receivables Investment Fund (Fundo de Investimento em Direitos Creditórios – FIDC) filed an application for Override of Legal Identity (Incidente de Desconsideração da Personalidade Jurídica – IDPJ) in relation to certain companies of the Renova group, aiming to include some shareholders of Renova, including the Company and its subsidiary Cemig GT, as defendants jointly and severally liable. The amount involved in this dispute is estimated at R$ 76 at December 31, 2020. The probability of loss have been assessed as ‘possible’.

26.	EQUITY AND REMUNERATION TO SHAREHOLDERS

a)	Share capital

As of December 31, 2020, the Company’s issued and share capital is R$7,594 (R$7,294 at December 31, 2019 and 2018), represented by 507,670,289 common shares (487,614,213 at December 31, 2019) and 1,011,082,312 preferred shares (971,138,388 at December 31, 2019), both of them with nominal value of R$5.00 (five Reais), as follows:

Shareholders	Number of shares on December 31, 2020
	Common	%	Preferred	%	Total	%
State of Minas Gerais	258,738,711	51	11,788	—	258,750,499	17
Other entities of Minas Gerais State	20,713	—	7,442,037	1	7,462,750	—
FIA Dinâmica Energia S.A.	114,172,677	22	43,975,272	4	158,147,949	10
BNDES Participações	56,578,175	11	27,299,432	3	83,877,607	6
BlackRock	—	—	153,689,970	15	153,689,970	10
Others
In Brazil	55,717,246	11	212,704,725	21	268,421,971	18
Foreign shareholders	22,442,767	5	565,959,088	56	588,401,855	39
Total	507,670,289	100	1,011,082,312	100	1,518,752,601	100

Shareholders	Number of shares on December 31, 2019
	Common	%	Preferred	%	Total	%
State of Minas Gerais	248,516,953	51	11,323	—	248,528,276	17
Other entities of Minas Gerais State	19,896	—	1,411,276	—	1,431,172	—
FIA Dinâmica Energia S.A.	48,700,000	10	55,133,744	6	103,833,744	7
BNDES Participações	54,342,992	11	26,220,938	3	80,563,930	6
Others
In Brazil	101,170,317	21	328,982,856	34	430,153,173	29
Foreign shareholders	34,864,055	7	559,378,251	57	594,242,306	41
Total	487,614,213	100	971,138,388	100	1,458,752,601	100

Shareholders	Number of shares on December 31, 2018
	Common	%	Preferred	%	Total	%
State of Minas Gerais	248,480,146	51	—	—	248,480,146	17
Other entities of Minas Gerais State	56,703	—	647,647	—	704,350	—
FIA Dinâmica Energia S.A.	48,200,000	10	55,905,344	6	104,105,344	7
BNDES Participações	54,342,992	11	26,220,938	3	80,563,930	5
Others
In Brazil	105,402,202	22	370,338,947	38	475,741,149	33
Foreign shareholders	31,132,170	6	518,025,512	53	549,157,682	38
Total	487,614,213	100	971,138,388	100	1,458,752,601	100

The Company’s Share Capital may be increased by up to a limit of 10% (ten percent) of the share capital set in the by-laws, without need for change in the by-laws and upon decision of the Board of Directors, having previously heard statement of opinion issued by the Fiscal Council.

Capital increase

The Annual General Meeting held on July 31, 2020 approved Management's proposal for allocation of the profits for 2019, disclosed in the 2019 financial statements, and a capital increase from R$ 7,294 to R$ 7,594, as per Article 199 of the Brazilian Corporate Law (Law 6,404/76), since the profit reserves at December 31, 2019 (excluding tax incentive reserve and unrealized profit reserve) exceeded the share capital, by R$537. This capital increase was made through the issuance of 60,000,000 new shares, of which 20,056,076 were common shares and 39,943,924 preferred shares, by capitalization of R$300 from profit reserves, and as a result, a share bonus of 4.11% in new shares was issued to shareholders, of the same type as those held, and with nominal unit value of R$5.00.

In addition, the Annual General Meeting held on April 30, 2021 approved the Management’s proposal for increase of the registered share capital from R$7,594 to R$8,467, also pursuant to Article 199 of the Brazilian Corporate Law, since the profit reserve at December 31, 2020, (excluding tax incentive reserve and the unrealized profit reserve), exceed the registered share capital by R$1,529. This capital increase was made through the issuance of 174,609,467 new shares, of which 58,366,345 were common shares and 116,243,122 preferred shares, with nominal unit value of R$5.00, by the capitalization of R$873 from retained earnings reserve.

b)	Earnings per share

The number of shares included in the calculation of basic and diluted earnings, considering the new shares issued in 2020 and in 2021, is described in the table below. The comparative information for 2019 and 2018 was adjusted retrospectively in order to reflect the capital increases.

Number of shares	2020	2019	2018
Common shares already paid up	566,036,634	566,036,634	566,036,634
Shares in treasury	(79)	(79)	(79)
	566,036,555	566,036,555	566,036,555

Preferred shares already paid up	1,127,325,434	1,127,325,434	1,127,325,434
Shares in treasury	(650,817)	(650,817)	(650,817)
	1,126,674,617	1,126,674,617	1,126,674,617
Total	1,692,711,172	1,692,711,172	1,692,711,172

Basic and diluted earnings per share

The Company’s preferred shares carry the right to a minimum mandatory dividend, as shown in more detail in item ‘e’.

The purchase and sale options of investments described in Note 32 could potentially dilute basic earning per share in the future; however, they have not caused dilution of enaring per share in 2020, 2019 and 2018.

The calculation of basic and diluted earnings per share is as follows:

	2020	2019 (Restated)	2018 (Restated)
Net income for the year attributed to equity holders of the parent	2,864	3,194	1,722

Minimum mandatory dividend from net income for the year - preferred shares	986	509	577
Net income for the year not distributed - preferred shares	920	1,617	569
Total earnings - preferred shares (A)	1,906	2,126	1,146

Minimum mandatory dividend from net income for the year - common shares	496	256	290
Net income for the year not distributed - common shares	462	812	286
Total earnings - common shares (B)	958	1,068	576

Basic and diluted earnings per preferred share (A / number of preferred shares)	1.69	1.89	1,02
Basic and diluted earnings per common share (B / number of common shares)	1.69	1.89	1,02

	2020	2019 (Restated)	2018 (Restated)
Net income for the year from continuing operations attributed to equity holders of the parent	2,864	2,970	1,400

Minimum mandatory dividend from net income for the year from continuing operations – preferred shares	986	509	577
Net income for the year from continuing operations not distributed – preferred shares	920	1,468	355
Total earnings from continuing operations - preferred shares (A.1)	1,906	1,977	932

Minimum mandatory dividend from net income for the year from continuing operations - common shares	496	256	290
Net income for the year from continuing operations not distributed – common shares	462	737	178
Total earnings from continuing operations - common shares (B.1)	958	993	468

Basic and diluted earnings from continuing operations per preferred share (A.1 / number of preferred shares)	1.69	1.75	0.83
Basic and diluted earnings from continuing operations per common share (B.1 / number of common shares)	1.69	1.75	0.83

Considering that each class of share participates equally in the profit reported, the earning per share in the fiscal years ended in December 31, 2020, 2019 and 2018 were, respectively, R$1.69, R$1.89 and R$1.02. These figures are calculated based on the Company’s number of shares on December 31, 2020, adjusting the earning per share of the comparative prior years, 2019 and 2018.

c)	Equity valuation adjustments

	2020	2019	2018
Adjustments to actuarial liabilities – Employee benefits	(340)	(343)	(257)
Subsidiary and jointly-controlled entity
Adjustments to actuarial liabilities – Employee benefits	(2,660)	(2,650)	(1,681)
Deemed cost of PP&E	569	586	611
	(2,091)	(2,064)	(1,070)
Equity valuation adjustments	(2,431)	(2,407)	(1,327)

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

d)	Reserves

Capital reserves

	2020	2019	2018
Investment-related donations and subsidies	1,857	1,857	1,857
Goodwill on issuance of shares	394	394	394
Shares in treasury	(1)	(1)	(1)
	2,250	2,250	2,250

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

Profit reserves

	2020	2019 (Restated)	2018 (Restated)
Legal reserve	995	853	853
Statutory reserve	57	57	57
Retained earnings reserve	6,650	5,500	3,965
Unrealized profit reserve	835	835	—
Incentive tax reserve	103	85	67
Reserve for mandatory dividends not distributed	1,420	1,420	1,420
	10,060	8,750	6,362

Legal reserve

Constitution of the legal reserve is mandatory, up to the limits established by law. The purpose of the reserve is to ensure the security of the share capital, its use being allowed only for offsetting of losses or increase capital. This reserve constitution corresponds to 5% of the net income for the year, less the amount allocated to incentive tax reserve.

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

In 2020, Company presented a positive net share of profit of subsidiaries, jointly-controlled entities and affiliates of R$2,704, which can be regarded as unrealized portion of net income for the year, in accordance with the Brazilian corporate law.

Additionally, the above does not apply to the payment of the minimum mandatory dividends on preferred shares, which are required to be paid in full for an amount of R$506, as described in further details in f) below. In addition, since the creation of the unrealized profit reserve is optional, Management decided to propose the same proportion of dividend payment to shareholders owning common shares, considering Company’s expected financial capacity.

The outstanding balance of the unrealized profit reserve will remain R$835, considering the reversal of the reserve recorded in 2019 and the creation of a new one in 2020, in the same amount.

The unrealized profit reserve amounts can only be used to pay mandatory dividends. Hence, when the Company realizes such profits in cash, it must distribute the corresponding dividend in the subsequent period, after offsetting of any losses in subsequent years.

Incentives tax reserve

The Company has a right to a 75% reduction in income tax, including the tax paid at the additional rate, calculated on the basis of the operating profit in the region of Sudene (the Development Agency for the Northeast), for 10 years starting in 2014. The amount of the incentive recognized in the Statement of income was R$18 in 2020 (R$18 in 2019 and R$9 in 2018), and it was subsequently transferred to the Incentives Tax reserve. The amount of the Tax incentives reserve on December 31, 2020 was R$103 (R$85 at December 31, 2019). This reserve cannot be used for payment of dividends.

Reserve for mandatory dividends not distributed

2020
Dividends withheld, arising from the net income of 2015	623
Dividends withheld, arising from the net income of 2014	797
1,420

These dividends were retained in Equity, in years 2015 and 2014, in the account Reserve for mandatory dividends not distributed; and as per the proposal approved in the Annual General Meetings of 2016 and 2015, the dividends retained will be paid as soon as the Company’s financial situation permits. The Company's Management, in view of the uncertainties present in the current macroeconomic scenario and the estimated cash requirement for the nex year, concluded that the financial situation does not yet allow the payment of these retained dividends.

e)	Rights and preferences of the common and preferred shares

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

The dividend rights of the preferred and common shares are described below.

f)	Dividends

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

Calculation of the minimum dividends proposed

The calculation of the minimum dividends proposed for distribution to Shareholders, considering the 2020 unrealized profit assumption mentioned in the previous paragraphs, is as follows:

	2020	2019	2018
Calculation of Minimum Dividends required by the By-laws for the preferred shares
Nominal value of the preferred shares	5,055	4,856	4,856
	5,055	4,856	4,856
Percentage applied to the nominal value of the preferred shares	10.00%	10.00%	10.00%
Amount of the dividends by the first payment criterion	506	486	486

Equity	17,473	15,887	14,579
Preferred shares as a percentage of Equity (net of shares held in Treasury)	66.56%	66.56%	66.56%
Portion of Equity represented by the preferred shares	11,630	10,574	9,704
Percentage applied to the portion of Equity represented by the preferred shares	3.00%	3.00%	3.00%
Amount of the dividends by the second payment criterion	349	317	291

Minimum Dividends required by the Bylaws for the preferred shares	506	486	486

Calculation of the Minimum Dividend under the by-laws based on the net income for the year
Mandatory dividend
Net income for the year	2,864	3,127	1,700

Mandatory dividends – 50% of Net income	1,432	1,564	850
Unrealized profit reserve	(835)	(835)
Reversal of the unrealized profit reserve established in 2019	835	—	—
Withholding income tax on Interest on equity	50	35	17
	1,482	764	867
Dividends recorded, as specified in the by-laws
Interest on Equity	553	400	210
Ordinary dividends	929	364	657
	1,482	764	867

Total dividends for the preferred shares	986	509	577
Total dividends for the common shares	496	255	290

Unit value of dividends – R$
Minimum dividends required by the by-laws for the preferred shares	0.50	0.50	0.50
Mandatory dividends (including withholding income tax on Interest on Equity)	0.99	0.52	0.59
Dividends proposed: Common (ON) shares	0.99	0.52	0.59
Dividends proposed: Preferred (PN) shares	0.99	0.52	0.59

This table provides the changes on dividends and interest on capital payable:

Balances at December 31, 2018	864
Proposed dividends	764
Withholding income tax on interest on capital	(35)
Dividends retained – Minas Gerais state government (Note 11)	(148)
Dividends paid	(701)
Balances at December 31, 2019	744
Proposed dividends	1,482
Proposed dividends - Non-controlling interests	1
Withholding income tax on interest on capital	(50)
Dividends retained – Minas Gerais state government (Note 11)	(130)
Dividends paid	(598)
Balances at December 31, 2020	1,449

Allocation of net income for 2020 – Management’s proposal

The Annual General Meeting (AGM) held on April 30, 2021 approved the following allocation of the net income for 2020, totaling R$2,864, less R$17 from realization of the deemed cost of PP&E, added to R$835 from the realization of the unrealized profit reserve and R$212 from prior periods adjustments:

▪	R$142 to be held in the Legal Reserve, as established in Brazilian corporate law.
▪	R$1,482 for payment of the mandatory minimum dividends to Company’s holders, as follows:

-	R$553 in the form of Interest on Equity, to be paid in two equal installments, by June 30, 2021 and by December 31, 2021, to shareholders whose names were on the Company’s Nominal Share Registry on September 22, 2020 and December 23, 2020;
-	R$929 as dividends of 2020, to be paid by December 31, 2021, to holders whose names are in the Company’s Nominal Share Registry on the date of the AGM.

▪	R$1,451 to be held in the Retained earnings reserve, to ensure the Company’s consolidated investments planned for 2021, as per capital budget.

▪	R$18 to be recorded as Incentives Tax reserve, in reference to the tax incentive amounts obtained in 2019 in relation to the investments made in the region of Sudene.

The amount of R$835 remains as unrealized profit reserve, considering the reversal of the reserve constituted in 2019 and the new constitution in 2020, of the same amount.

27.	REVENUE

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

	2020	2019 (Restated)	2018 (Restated)
Revenue from supply of energy (a)	26,432	26,928	24,872
Revenue from use of the electricity distribution systems (TUSD) (b)	3,022	2,722	2,045
CVA, and Other financial components (c)	455	58	1,973
Reimbursement of PIS/Pasep and Cofins over ICMS credits to customers– realization (1)	266	—	—
Transmission revenue
Transmission operation and maintenance revenue (d)	280	352	343
Transmission construction revenue (d) (note 14)	201	312	138
Interest revenue arising from the financing component in the transmission contract asset (d) (note 14)	438	328	311
Generation assets - indemnity revenue	—	—	55
Distribution construction revenue (e)	1,436	980	802
Adjustment to expectation of cash flow from indemnifiable financial assets of distribution concession (g)	16	18	—
Revenue on financial updating of the Concession Grant Fee (h)	347	318	321
Energy transactions on the CCEE (i)	154	432	217
Mechanism for the sale of surplus (h)	234	—	—
Supply of gas	2,011	2,298	1,995
Fine for violation of service continuity indicator	(51)	(58)	(44)
Recovery of PIS/Pasep and Cofins (note 9)	—	1,428	—
Other operating revenues (j)	1,709	1,721	1,585
Deductions on revenue (k)	(11,722)	(12,351)	(12,314)
Net revenue	25,228	25,486	22,299
(1)	For more information, see note 9 from this financial statements.

a)	Revenue from energy supply

These items are recognized upon delivery of supply, based on the tariff specified in the contractual terms and approved by the grantor for each class of customer or in effect in the market. Unbilled supply of energy, from the period between the last billing and the end of each month, is estimated based on the supply contracted. For the distribution concession contract, the unbilled supply is estimated based on the volume of energy delivered but not yet billed.

This table shows energy supply by type of customer:

	GWh (1)			R$
	2020	2019	2018	2020	2019	2018
Residential	10,981	10,538	10,267	9,875	9,668	8,658
Industrial	12,731	14,873	17,689	4,171	4,760	4,893
Commercial, services and others	8,571	9,335	8,380	4,979	5,439	4,683
Rural	3,766	3,795	3,615	2,190	2,058	1,794
Public authorities	714	905	871	522	654	575
Public lighting	1,243	1,357	1,384	550	614	585
Public services	1,362	1,373	1,316	722	725	646
Subtotal	39,368	42,176	43,522	23,009	23,918	21,834
Own consumption	34	38	41	—	—	—
Unbilled revenue	—	—	—	9	134	48
	39,402	42,214	43,563	23,018	24,052	21,882
Wholesale supply to other concession holders (2)	13,907	11,920	11,992	3,363	2,943	3,002
Wholesale supply unbilled, net	—	—	—	51	(67)	(12)
Total	53,309	54,134	55,555	26,432	26,928	24,872
(1)	Data not audited by external auditors.
(2)	Includes a CCEAR (Regulated Market Sales Contract), ‘bilateral contracts’ with other agents, and the revenues from management of generation assets (GAG) for the 18 hydroelectric plants of Lot D of Auction no 12/2015.
b)	Revenue from Use of the Distribution System (the TUSD charge)

These are recognized upon the distribution infrastructure becoming available to customers, and the fair value of the consideration is calculated according to the TUSD tariff of those customers, set by the grantor. The total amount of energy transported, in MWh, is as follows:

	GWh (1)
	2020	2019
Industrial	18,612	17,723
Commercial	1,300	1,320
Rural	32	17
Concessionaires	315	341
Total	20,259	19,401
(1)	Data not reviewed by external auditors

c)	The CVA account, and Other financial components

The results from variations in the CVA account (Parcel A Costs Variation Compensation Account), and in Other financial components in calculation of tariffs, refer to the positive and negative differences between the estimated non-manageable costs of the subsidiary Cemig D and the cost actually incurred. The amounts recognized arise from balances recorded in the current year, homologated or to be homologated in tariff adjustment processes. For more information please see Note 14.

d)	Transmission concession revenue
▪	Construction revenue corresponds to the performance obligation to build the transmission infrastructure, recognized based on the satisfaction of performance obligation over time. They are measured based on the cost incurred, including PIS/Pasep and Cofins taxes over the total revenues and the profit margin of the project. For more information, see note 15.
F-150

▪	Operation and maintenance revenue correspondes to the performance obligation of operation and maintenance specified in the transmission concession contract, after termination of the construction phase. They are recognized when the services are rendered and he invoices for the RAPs are issued.
▪	Interest revenue in the contract asset recognized, recorded as transmission concession gross revenue in statement income. Revenue corresponds to the significant financing component in the contract asset, and is recognized by the linear effective interest rate method based on the rate determined at the start of the investments, which is not subsequently changed. The average of the implicit rates is 6.86%. The rates are determined for each authorization and are applied on the amount to be received (future cash flow) over the contract duration. This includes financial updating by the inflation index specified for each transmission contract.

The margin defined for each performance obligation from the transmission concession contract is as follows:

	2020	2019	2018
Construction and upgrades revenue	201	312	138
Construction and upgrades costs	(147)	(220)	(96)
Margin	54	92	42
Mark-up (%)	36.73%	41.82%	43.75%
Operation and maintenance revenue	279	352	343
Operation and maintenance cost	(223)	(388)	(215)
Margin	56	(36)	128
Mark-up (%)	25,11%	(9.28%)	59.53%

(1)	The negative margin observed in 2019 related to the performance obligation to operate and maintain is due the recognition of the non-recurring tax provision, in the amount of R$135.

e)	Distribution construction revenue

Construction revenue corresponds to the performance obligation to build the distribution infrastructure during the construction phase. Considering that constructions and improvements are substantially executed through outsourced parties; and that all construction revenues is related to the construction of the infrastructure of the energy distribution and transmission services, Company’s management concluded that construction contract revenue has zero profit margin.

f)	Adjustment to expected cash flow from financial assets on residual value of infrastructure asses of distribution concessions

Income from fair value change of the Regulatory Remuneration Asset Base.

g)	Revenue on financial updating of the Concession Grant Fee

Represents the inflation adjustment using the IPCA inlfation index, plus interest, on the Concession Grant Fee for the concession awarded as Lot D of Auction 12/2015. See Note 14.

h)	Energy transactions on the CCEE (Power Trading Chamber)

The revenue from transactions made through the Power Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) is the monthly positive net balance of settlements of transactions for purchase and sale of energy in the Spot Market, through the CCEE, for which the consideration corresponds to the product of energy sold at the Spot Price.

i)	Mechanism for the sale of energy surplus

The revenue from the surplus sale mechanism (‘Mecanismo de Venda de Excedentes – MVE’) refers to the sale of power surpluses by distributor agents. This mechanism is an instrument regulated by Aneel enabling distributors to sell over contracted supply – the energy amount that exceeds the quantity required to supply captive customers.

j)	Other operating revenues
	2020	2019	2018
Charged service	11	17	14
Services rendered	139	183	188
Subsidies (1)	1,395	1,266	1,136
Rental and leasing	164	189	90
Reimbursement for decontracted supply (2)	—	65	145
Other	—	1	12
	1,709	1,721	1,585

(1)	Includes the revenue recognized for the tariff subsidies applied to users of the distribution system, in accordance with the Decree n.7,891/2013, in the amount of R$1,035 in 2020 (R$1,079 in 2019). Includes the subsidies for sources that are subject to incentive, rural, irrigators, public services and the generation sources that are subject to the incentive; and also includes the tariff flag revenue in the amount of R$47 in 2020, recognized because of the creditor position assumed by the Company in CCRBT.
(2)	Reimbursement for suspension of energy supply –Renova.

k)	Deductions on revenue

	2020	2019 (Restated)	2018 (Restated)
Taxes on revenue
ICMS	6,098	6,358	5,657
Cofins	2,214	2,408	2,549
PIS/Pasep	481	524	553
Others	5	7	8
	8,798	9,297	8,767
Charges to the customer
Global Reversion Reserve (RGR)	16	16	19
Energy Efficiency Program (PEE)	73	69	64
Energy Development Account (CDE)	2,443	2,448	2,603
Research and Development (R&D)	43	41	38
National Scientific and Technological Development Fund (FNDCT)	43	41	38
Energy System Expansion Research (EPE of MME)	21	20	19
Customer charges – Proinfa alternative sources program	39	52	40
Energy services inspection fee	35	30	26
Royalties for use of water resources	62	43	45
Customer charges – the ‘Flag Tariff’ system	149	294	655
	2,924	3,054	3,547
	11,722	12,351	12,314

28.	OPERATING COSTS AND EXPENSES

The operating costs are as follows:

	2020	2019 (Restated)	2018
Personnel (a)	1,276	1,272	1,410
Employees’ and managers’ profit sharing	142	263	77
Post-employment benefits (reversals) – Note 24	438	408	337
Materials	79	91	104
Outsourced services (b)	1,265	1,239	1,087
Energy bought for resale (c)	12,111	11,286	11,084
Depreciation and amortization (1)	989	958	835
Operating provisions and adjustments for operating losses (d)	423	2,401	466
Charges for use of the national grid	1,748	1,426	1,480
Gas bought for resale	1,083	1,436	1,238
Construction costs (e)	1,581	1,200	897
Other operating expenses, net (f)	297	494	405
	21,432	22,474	19,420

(1)	Net of PIS/Pasep and Cofins taxes applicable to amortization of the right-of-use assets in the amount of R$2.

For details about the discontinued operating costs and expenses, see Note 32.

a)	Personnel

2020 Programmed Voluntary Retirement Plan (‘PDVP’)

On April 2020, the Company approved the Programmed Voluntary Retirement Plan for 2020 (‘the 2020 PDVP’). Those eligible – any employees who had worked with the Company for 25 years or more by December 31, 2020 – are able to join from May 4 to 22, 2020. The program provided the standard legal payments for severance, 50% of the period of notice, an amount equal to 20% of the Base Value of the employee’s FGTS fund, an additional premium equal to 50% of the period of notice plus 20% of the Base Value of the employee’s FGTS fund, as well as the other payments under the legislation. The total amount of R$59 has been recorded as expense related to this program, corresponding to acceptance by 396 employees. In March 2019, has been appropriated as expense, including severance payments, a total of R$21 (155 employees).

b)	Outsourced services

	2020	2019	2018
Meter reading and bill delivery	127	128	129
Communication	71	69	80
Maintenance and conservation of electrical facilities and equipment	443	404	323
Building conservation and cleaning	108	110	110
Contracted labor	9	17	21
Freight and airfares	2	7	7
Accommodation and meals	9	14	12
Security services	19	18	20
Consultant	41	24	16
Maintenance and conservation of furniture and utensils	6	5	4
Information technology	80	63	59
Maintenance and conservation of vehicles	2	3	2
Disconnection and reconnection	39	70	62
Environmental services	10	14	14
Legal services	21	28	27
Tree pruning	48	46	28
Cleaning of power line pathways	75	61	41
Copying and legal publications	17	21	21
Inspection of customer units	35	14	10
Other expenses	103	123	101
	1,265	1,239	1,087

c)	Energy purchased for resale

	2020	2019	2018
Supply from Itaipu Binacional	1,990	1,429	1,351
Physical guarantee quota contracts	780	715	679
Quotas for Angra I and II nuclear plants	303	269	267
Spot market	1,497	1,886	1,818
Proinfa Program	318	376	324
‘Bilateral’ contracts	333	311	484
Energy acquired in Regulated Market auctions	3,334	3,021	3,346
Energy acquired in the Free Market	3,977	4,098	3,871
Distributed generation (‘Geração distribuída’)	678	207	—
PIS/Pasep and Cofins credits	(1,099)	(1,026)	(1,056)
	12,111	11,286	11,084

d)	Operating provision (reversals) and adjustments for operating losses

	2020	2019	2018
Estimated losses on doubtful accounts receivables (Note 8) (1)	147	238	264
Estimated losses on other accounts receivables (2)	—	11	(4)
Estimated losses on accounts receivables from related parties (3) (note 30)	37	688	—

Contingency provisions (reversals) (Note 25) (4)
Labor claims	46	136	42
Civil	43	24	13
Tax (5)	75	1,228	(5)
Other	22	12	1
	186	1,400	51
	370	2,337	311
Adjustment for losses
Put option – RME and LEPSA	—	—	48
Put option – SAAG (Note 31)	53	64	107
	53	64	155
	423	2,401	466

(1)	The expected losses on receivables are presented as selling expenses in the Statement of Income.

(2)	The estimated losses on other accounts receivable are presented in the consolidated Statement of income as operating expenses.
(3)	Estimated losses on accounts receivable from Renova, as a result of the assessment of the jointly-controlled entity credit risk.
(4)	The provisions for contingencies of the holding company are presented in the consolidated statement of income for the year as operating expenses.
(5)	The provision recognized in 2019 is due to the Company’s reassessment, based on the opinion of its legal advisers, of the probability of loss in legal actions disputing social security contributions on the payments of profit-sharing to its employees from 1999 to 2016. For more information, see note 25.

e)	Construction costs

	2020	2019	2018
Personnel and managers	83	85	70
Materials	775	595	379
Outsourced services	598	421	364
Others	125	99	84
	1,581	1,200	897

f)	Other operating expenses (revenues), net

	2020	2019 (Restated)	2018
Leasing and rentals	11	20	93
Advertising	7	9	19
Own consumption of energy	24	21	27
Subsidies and donations	22	40	22
Onerous concession	3	3	3
Insurance	25	12	7
CCEE annual charge	6	6	6
Net loss (gain) on deactivation and disposal of assets	81	88	7
Forluz – Administrative running cost	30	30	28
Collection agents	86	88	78
Obligations deriving from investment contracts (1)	9	32	—
Taxes and charges	7	10	9
Other expenses (2)	(14)	135	106
	297	494	405

(1)	This refers to claims under the agreement made between Aliança Geração, Vale S.A. and Cemig. The action is provisioned at the cost of R$119 (R$98 on December 31, 2019), of which Cemig is responsible for R$41 (R$32 on December 31, 2019).
(2)	Includes the impairment loss recognized for intangible asset relating to the authorization for wind power generation granted to Volta do Rio in the amount of R$22.

29.	FINANCE INCOME AND EXPENSES

	2020	2019	2018
FINANCE INCOME
Income from financial investments	95	102	116
Interest on sale of energy	399	361	352
Monetary variations	42	30	19
Monetary variations – CVA (Note 14)	32	105	62
Monetary updating of escrow deposits	53	50	34
PIS/Pasep and Cofins charged on finance income (1)	(96)	(128)	(68)
Gains on financial instruments –swap (Note 31)	1,753	998	893
Inflation adjustment in arbitration case	—	—	77
Borrowing costs paid by related parties	30	48	56
Monetary updating on PIS/Pasep and Cofins taxes credits over ICMS (Note 9)	42	1,580	—
Others	95	61	165
	2,445	3,207	1,706
FINANCE EXPENSES
Charges on loans and financings (Note 22)	(1,178)	(1,227)	(1,257)
Cost of debt – amortization of transaction cost (Note 22)	(15)	(38)	(33)
Foreign exchange variations - loans and financing (Note 22)	(1,742)	(226)	(582)
Foreign exchange variations – Itaipu	(47)	(13)	(29)
Monetary updating – loans and financings (Note 22)	(187)	(142)	(134)
Monetary updating – onerous concessions	(9)	(3)	(3)
Charges and monetary updating on post-employment obligations (Note 24)	(53)	(56)	(68)
Monetary updating – Lease liabilities (Note 19)	(27)	(34)	—
Finance income of P&D and PEE	(21)	(24)	(23)
Others	(71)	(84)	(95)
	(3,350)	(1,847)	(2,224)
NET FINANCE INCOME (EXPENSES)	(906)	1,360	(518)

(1)	The PIS/Pasep and Cofins expenses apply to Interest on Equity.

30.	RELATED PARTY TRANSACTIONS

Cemig’s main balances and transactions with related parties and its jointly-controlled entities are as follows:

COMPANY	ASSETS		LIABILITIES		REVENUE			EXPENSES
	2020	2019	2020	2019	2020	2019	2018	2020	2019	2018
Shareholder
Minas Gerais State Government
Current
Receivables from customers and traders (1)	335	346		—	127	166	163		—	—
ICMS tax – early payment		—		—			11		—	—
Non-current
Accounts Receivable – AFAC (2)	12	115		—	27	17	18		—	—

Affiliated (3)
Madeira Energia	2	6	92	58	35	68	70	(1,200)	(730)	(778)
Current
Transactions with energy (4)					35

Jointly-controlled entity
Aliança Geração
Current
Transactions with energy (4)	—	—	14	14	42	40	35	(174)	(166)	(165)
Provision of services (5)	—	1	—	—	5	7	12	—	—	—
Interest on Equity, and dividends	114	103	—	—	—	—	—	—	—	—
Contingency (6)	—	—	41	32	—	—	—	(9)	(32)	—

Baguari Energia
Current
Transactions with energy (4)	—	—	1	1	—	—	—	(8)	(8)	(11)
Provision of services (5)	—	—	—	—	—	1	1	—	—	—

Norte Energia
Current
Transactions with energy (4)	—	—	25	24	28	22	16	(265)	(228)	(202)
Advance for future power supply (7)	—	40	—	—	—	—	—	—	—	—

Lightger
Current
Transactions with energy (4)	—	—	2	2	—	—	—	(23)	(21)	(21)

Hidrelétrica Pipoca
Current
Transactions with energy (4)	—	—	3	1	—	—	—	(26)	(19)	(19)
Interest on Equity, and dividends	3	—	—	—	—	—	—	—	—	—

Retiro Baixo
Current
Transactions with energy (4)	—	—	—	1	5	5	4	(5)	(5)	(5)
Interest on Equity, and dividends	—	6	—	—	—	—	—	—	—	—

Hidrelétrica Cachoeirão
Current										—
Transactions with energy (4)	—	—	—	—	2	—	—	—	—	—
Interest on Equity, and dividends	—	3	—	—	—	—	—	—	—	—

Renova
Current
Transactions with energy	—	—	—	—	—	4	—	(7)	—	(81)
Non-current
Accounts Receivable (8)	—	—	—	—	—	94	106	—	(688)	—
Loans from related parties (9)	—	17	—	6	—	—	—	(37)	—	—

Light
Current
Transactions with energy (4)	6	6	—	1	67	98	60	(2)	(9)	(1)
Interest on Equity, and dividends	71	73	—	—	—	—	—	—	—	—

Taesa
Current
Transactions with energy (4)	—	—	8	9	—	—	—	(100)	(96)	(109)
Provision of services (5)	—	—	—	—	—	1	1	—	—	—

Hidrelétrica Itaocara
Current
Adjustment for losses (10)	—	—	30	22	—	—	—	—	—	—

Axxiom
Current
Provision of services (11)	—	—	4	3	—	—	—	—	—	—

Other related parties
FIC Pampulha
Current
Cash and cash equivalents	171	36	—	—	—	—	—	—	—	—
Marketable securities	3,356	743	—	—	33	8	1,106	—	—	—
(-) Marketable securities issued by subsidiary companies (Note 22)	—	(3)	—	—	—	—	—	—	—	—
Non-current
Marketable securities	755	2	—	—	—	—	—	—	—	—

Forluz
Current
Post-employment obligations (12)	—	—	159	145	—	—	—	(206)	(197)	(192)
Supplementary pension contributions – Defined contribution plan (13)	—	—	—	—	—	—	—	(77)	(78)	(78)
Administrative running costs (14)	—	—	—	—	—	—	—	(30)	(30)	(28)
Operating leasing (15)	167	179	22	35	—	—	—	(2)	(55)	(46)
Non-current
Post-employment obligations (12)	—	—	2,750	2,827	—	—	—	—	—	—
Operating leasing (15)	—	—	156	149	—	—	—	—	—	—

Cemig Saúde
Current
Health Plan and Dental Plan (16)	—	—	154	141	—	—	—	(241)	(227)	(186)
Non-current
Health Plan and Dental Plan (16)	—	—	3,229	3,022	—	—	—	—	—	—
F-157

The main conditions and characteristics of interest with reference to the related party transactions are:

(1)	Refers to sale of energy supply to the Minas Gerais State government. The price of the supply is set by the grantor (Aneel) through a Resolution relating to the annual tariff adjustment of Cemig D. In 2017 the government of Minas Gerais State signed a debt recognition agreement with Cemig D for payment of debits relating to the supply of power due and unpaid, in the amount of R$113, up to November 2019. Twenty installments were unpaid at December 31, 2020. These receivables have guarantee in the form of Cemig’s right to retain dividends and Interest on Equity otherwise payable to the State (in proportion to the State’s equity interest in the Company), for as long as any payments are overdue or in default. Cemig D filed an application with the tax authority of Minas Gerais state to accept the terms of State Law 23,510/2020, to enable part of the ICMS tax payable to be offset against the debt owed by the government of Minas Gerais state to the Company. At present, the state tax authority is validating the invoices presented, to authorize the compensation of credits. As a result, the Company has reversed the amount of R$210 previously recognized as expected losses for doubtful receivables.
(2)	This refers to the recalculation of the inflation adjustment of amounts relating to the Advance against Future Capital Increase (AFAC), which were returned to the State of Minas Gerais. These receivables have guarantee in the form of Cemig’s right to retain dividends and Interest on Equity otherwise payable to the State (in proportion to the State’s equity interest in the Company), for as long as any payments are overdue or in default. For further information, see Note 11.
(3)	The relationship between Cemig and its investees are described in Note 16 – Investments.
(4)	The transactions in sale and purchase of energy between generators and distributors take place through auctions in the Regulated Market, and are organized by the federal government. In the Free Market, transactions are made through auctions or through direct contracting, under the applicable legislation. Transactions for transport of energy, on the other hand, are carried out by transmission companies and arise from the centralized operation of the National Grid, executed by the National System Operator (ONS).
(5)	Refers to a contract to provide plant operation and maintenance services.
(6)	This refers to the aggregate amounts of legal actions realized and legal actions provisioned arising from the agreement made between Aliança Geração, Vale S.A. and Cemig. The action is provisioned in the amount of R$119 (R$98 on December 31, 2019), of which Cemig’s portion is R$41 (R$32 on December 31, 2019).
(7)	Refers to advance payments for energy supply made in 2019 to Norte Energia, established by auction and by contract registered with the CCEE (Power Trading Chamber). Norte Energia delivered contracted supply until December 31, 2020, starting on January 01, 2020. There is no financial updating of the contract.
(8)	As mentioned in Note 16 (b), in June 2019, due to the uncertainties related to continuity of Renova, an estimated loss on realization of the receivables was recorded for the full value of the balance in the amount of R$688.
(9)	On November 25 and December 27, 2019, DIP loan contracts under court-supervised reorganization proceedings, referred to as ‘DIP’ and ‘DIP 2’, “DIP 3’ were entered into between the Company and Renova Energia S.A., in the amounts of R$10, R$6.5 and R$20, respectively. The contracts specify interest equal to 100% of the accumulated variation in the DI rate, plus an annual spread, applied pro rata die (on 252-business-days basis), of 1.083% for the DIP contract, 2.5% for the DIP2 contract and 1.5% for the DIP3, until the date of respective full payment. The Company recognized an impairment loss for the receivables from Renova, of its total carrying amount of R$3, in the second semester of 2020. For further information, see note 16 (c).
(10)	A liability was recognized corresponding to the Company’s interest in the share capital of Hidrelétrica Itaocara, due to its negative equity (see Note 16).
(11)	This refers to a contract for development of management software between Cemig D and Axxiom Soluções Tecnológicas S.A., instituted in Aneel Dispatch 2657/2017;
(12)	The contracts of Forluz are updated by the Expanded Customer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA) calculated by the Brazilian Geography and Statistics Institute (IBGE) plus interest of 6% p.a. and will be amortized up to the business year of 2031 (see Note 24).
(13)	The Company’s contributions to the pension fund for the employees participating in the Mixed Plan, and calculated on the monthly remuneration, in accordance with the regulations of the Fund.
(14)	Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s payroll.
(15)	Rental of the Company’s administrative head offices, in effect until November 2020 and August 2024 (able to be extended every five years, up to 2034), with annual inflation adjustment by the IPCA index and price reviewed every 60 months. Aiming at costs reduction, in November 2019, Cemig returned the Aureliano Chaves building to Forluz and on November, 2020. By the end of the contract term, the Company decided not to renew the lease contract and, therefore, the Company vacated the Aureliano Chaves building facilities.
(16)	Post-employment obligations relating to the employees’ health and dental plan (see Note 24).

Dividends receivable from equity investees

Dividends receivable from Company’s equity investees are as follows:

Dividends receivable	2020	2019
Light	71	73
Aliança Geração	114	103
Others	3	10
	188	186

Guarantees on loans, financing and debentures

Cemig has provided guarantees on loans, financing and debentures of the following related parties – not consolidated in the financial statements because they relate to jointly-controlled entities or affiliated companies:

Related party	Relationship	Type	Objective	2020	Maturity
Norte Energia (NESA) (1)	Affiliated	Surety	Financing	2,601	2042
Light	Affiliated	Counter-guarantee	Financing	684	2042
Santo Antônio Energia (SAESA) (2)	Jointly-controlled	Surety	Debentures	445	2037
Santo Antônio Energia (SAESA)	Jointly-controlled	Guarantee	Financing	1,023	2034
Norte Energia (NESA)	Affiliated	Surety	Debentures	67	2030
				4,820

(1)	Related to execution of guarantees of the Norte Energia financing.
(2)	Corporate guarantee given by Cemig to Saesa.

At December 31, 2020, Management believes that there is no need to recognize any provisions in the Company’s financial statements for the purpose of meeting any obligations arising under these sureties and/or guarantees.

Cash investments in FIC Pampulha – the investment fund of Cemig and its subsidiaries and affiliates

Cemig and its subsidiaries and affiliates invest part of their financial resources in an investment fund which has the characteristics of fixed income and obeys the Company’s cash investment policy. The amounts invested by the fund at December 31, 2020 are reported as Cash and cash equivalents, marketable securities or as a deduction of debentures account balances.

The funds applied are allocated only in public and private fixed income securities, subject only to credit risk, with various maturity periods, obeying the unit holders’ cash flow needs.

Remuneration of key management personnel

The total costs of key personnel, comprising the Executive Board, the Fiscal Council, the Audit Committee and the Board of Directors in 2020, 2019 and 2018, are within the limits approved at a General Shareholders’ Meeting, and the effects on the income statements of the years ended, are as follows:

F-159

	2020	2019	2018
Remuneration	27	25	34
Profit sharing (reversal)	9	6	4
Pension plans	1	1	3
Total	37	32	41

31.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Financial instruments classification and fair value

The main financial instruments, classified in accordance with the accounting principles adopted by the Company, are as follows:

	Level	2020		2019 (Restated)
		Balance	Fair value	Balance	Fair value
Financial assets
Amortized cost (1)
Marketable securities – Cash investments	2	1,214	1,214	102	102
Accounts receivable from Customers and traders; Concession holders (transmission service)	2	4,534	4,534	4,601	4,601
Restricted cash	2	64	64	12	12
Accounts receivable from the State of Minas Gerais (AFAC)	2	12	12	115	115
Concession financial assets – CVA (Parcel ‘A’ Costs Variation Compensation) Account and Other financial components	3	133	133	882	882
Reimbursement of tariff subsidies	2	88	88	97	97
Low-income subsidy	2	43	43	30	30
Escrow deposits	2	1,056	1,056	2,540	2,540
Concession grant fee – Generation concessions	3	2,549	2,549	2,468	2,468
		9,693	9,693	10,847	10,847
Fair value through profit or loss
Cash equivalents – Cash investments		1,587	1,587	326	326
Marketable securities
Bank certificates of deposit (CDBs)		545	545	—	—
Treasury Financial Notes (LFTs)	1	731	731	94	94
Financial Notes – Banks	2	1,635	1,635	557	557
		4,498	4,498	977	977
Derivative financial instruments (Swaps)	3	2,949	2,949	1,691	1,691
Derivative financial instruments (Ativas and Sonda Put options)	3	3	3	3	3
Concession financial assets – Distribution infrastructure	3	559	559	484	484
Indemnifiable receivable – Generation	3	816	816	816	816
		8,825	8,825	3,971	3,971
		18,518	18,518	14,818	14,818
Financial liabilities
Amortized cost (1)
Loans, financing and debentures	2	(15,020)	(15,020)	(14,777)	(14,777)
Debt with pension fund (Forluz)	2	(473)	(473)	(566)	(566)
Deficit of pension fund (Forluz)	2	(540)	(540)	(550)	(550)
Concessions payable	3	(23)	(23)	(20)	(20)
Suppliers	2	(2,358)	(2,358)	(2,080)	(2,080)
Leasing transactions	2	(227)	(227)	(288)	(288)
Sector financial liabilities	2	(231)	(231)	—	—
		(18,872)	(18,872)	(18,281)	(18,281)
Fair value through profit or loss
Derivative financial instruments (SAAG put options)	3	(536)	(536)	(483)	(483)
		(536)	(536)	(483)	(483)
		(19,408)	(19,408)	(18,764)	(18,764)

(1)	On December 31, 2020 and 2019, the book values of financial instruments reflect their fair values.
F-160

At initial recognition the Company measures its financial assets and liabilities at fair value and classifies them according to the accounting standards currently in effect. Fair value is a measurement based on assumptions that market participants would use in pricing an asset or liability, assuming that market participants act in their economic best interest. To increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value as follows:

▪	Level 1 – Active market – Quoted prices: A financial instrument is considered to be quoted in an active market if the prices quoted are promptly and regularly made available by an exchange or organized over-the-counter market, by operators, by brokers or by a market association, by entities whose purpose is to publish prices, or by regulatory agencies, and if those prices represent regular arm’s length market transactions made without any preference.

▪	Level 2 – No active market – Valuation technique: For an instrument that does not have an active market, fair value should be found by using a method of valuation/pricing. Criteria such as data on the current fair value of another instrument that is substantially similar, or discounted cash flow analysis or option pricing models, may be used. The objective of the valuation technique is to establish what would be the transaction price on the measurement date in an arm’s-length transaction motivated by business model.

▪	Level 3 – No active market – No observable inputs: The fair value of investments in securities for which there are no prices quoted on an active market, and/or of derivatives linked to them which are to be settled by delivery of unquoted securities. Fair value is determined based on generally accepted valuation techniques, such as on discounted cash flow analysis or other valuation techniques such as, for example, New Replacement Value (Valor novo de reposição, or VNR).

For assets and liabilities that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization.

Fair value calculation of financial positions

Distribution infrastructure concession financial assets: These are measured at New Replacement Value (Valor novo de reposição, or VNR), according to criteria established by the Concession-granting power (‘Grantor’), based on fair value of the concession assets in service and which will be revertible at the end of the concession, and on the weighted average cost of capital (WACC) defined by the Grantor, which reflects the concession holder’s return on the operations of the concession. The VNR and the WACC are public information disclosed by the Grantor and by Cemig respectively. Changes in concession financial assets are disclosed in Note 16.

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

Other financial liabilities: Fair value of its loans, financing and debentures were determined using 133.82% of the CDI rate – based on its most recent funding. For the loans, financing, debentures and debt renegotiated with Forluz, with annual rates between IPCA + 4.10% to 8.07% and CDI + 0.16% to 0.97%, Company believes that their carrying amount is approximated to their fair value.

b)	Derivative financial instruments

Put options

On December 31, 2020 and 2019, the options values were as follows:

	2020	2019
Put option – SAAG	536	483
Put / call options – Ativas and Sonda	(3)	(3)
	533	480

Put option – SAAG

Option contracts were signed between Cemig GT and the private pension entities that participate in the investment structure of SAAG (comprising FIP Melbourne, Parma Participações S.A. and FIP Malbec, jointly, ‘the Investment Structure’), giving those entities the right to sell units in the Funds that comprise the Investment Structure, at the option of the Funds, in the 84th (eighty-fourth) month from June 2014. The provision of exercise price of the Put Options will correspond to the amount invested by each private pension plan in the Investment Structure, updated pro rata temporis by the Expanded National Customer Price (IPCA) index published by the IBGE, plus interest at 7% per year, less such dividends and Interest on Equity as shall have been paid by SAAG to the pension plan entities. This option was considered to be a derivative instrument until the early exercise of the option (for further details, see the next topic of this note), of accounted at fair value through profit and loss, measured using the Black-Scholes-Merton (“BSM”) model.

Based on the analysis performed, a liability of R$536 was recorded in the Company’s financial statements (R$482,841 on December 31, 2019), for the difference between the exercise price and the estimated fair value of the assets. Since the option is due to be settled within twelve months after December 31, 2020, this amount was classified as current liabilities.

The changes in the value of the options are as follows:

Balance at December 31, 2017	312
Adjustment to fair value	107
Balance at December 31, 2018	419
Adjustment to fair value	64
Balance at December 31, 2019	483
Adjustment to fair value	53
Balance at December 31, 2020	536

This option can potentially dilute basic earning per share in the future; however, they have not caused dilution of earning per share in the years presented.

Early liquidation of Funds, and early maturity of put option

On September 9, 2020, the administrator of the FIP funds, Banco Modal S.A., notified its unit holders of the beginning of the early liquidation process of the funds Melbourne, Parma Participações S.A. and FIP Malbec, due to expiration of the period of 180 days from its resignation, and the resignation of the manager of the Fund, from their respective positions, without there having been any indication of new service providers, as specified in the Fund’s Regulations.

As established by contract, funds liquidation is one of the events that would result in expiration date of the option, which the private pension plan entities stated interest in exercising in the period from September 9 to October 2, 2020, to be settled within 15 days from the statement of interest.

However, the Company’s management believes that the premises and conditions that were the grounds for the investment in Santo Antônio Energia and the legal structure of the various contracts signed for this purpose underwent substantial changes which resulted in the options imbalance.

Thus, using the contractual prerogative contained in the option instruments, the Company invoked the contractual mechanism of Amicable Resolution for the contractual terms negotiation with the private pension plan entities. Since the amicable negotiation did not succeed, the Company invoked the arbitration clause for resolution of conflict between the parties, which awaits the decision of the Brazil Canada Chamber of Commerce of the State of São Paulo. The Company recorded the accounting effects of this contract in accordance with the contracts original terms.

Ativas and Sonda options

The Company, as successor of CemigTelecom, and Sonda Procwork Outsourcing Informática signed a Purchase Option Agreement (issued by Cemig Telecom) and a Sale Option Agreement (issued by Sonda), which resulted in the Company simultaneously having a right (put option) and an obligation (call option) related to the shares held by the investee Ativas Datacenter S.A. (“Ativas”). The exercise price of the put option and the call option is equivalent to fifteen times and seventeen times, respectively, the adjusted net income of Ativas in the year prior to the exercise date. Both options, if exercised, result in the sale of the shares in Ativas, currently owned by the Company, and the exercise of one of the options results in nullity of the other. The options may be exercised as from January 1, 2021.

The put and call options in Ativas (‘the Ativas Options’) were measured at fair value and posted at their net value, i.e. the difference between the fair values of the two options on the reporting date of the financial statements for 2020.

The measurement has been made using the Black-Scholes-Merton (BSM) model. In the calculation of the fair value of the Ativas Options based on the BSM model, the following variables are taken into account: closing price of the underlying asset in 2020; the risk-free interest rate; the volatility of the price of the underlying asset; the time to maturity of the option; and the exercise prices on the exercise date.

The valuation base date is December 31, 2020, the same date as the closing of the Company’s Financial Statements, and the methodology used to calculate the fair value of the company is discounted cash flow (DCF) based on the value of the shares transaction of Ativas by Sonda, occurred on October 19, 2016. Maturity was calculated assuming exercise date between January 1, 2021 and March 31, 2021.This is the first opportunity for the exercise of the option, which will be available at the same period of the following years, since the option grants the Company the right of selling to Sonda its interests held in Ativas, as of 2021.

Considering that the exercise prices of the options are contingent upon the future financial results of Ativas, the estimated exercise prices on the maturity date was based on statistical analyses and information of comparable listed companies.

Swap transactions

Considering that part of the loans and financings of the Company’s subsidiaries is denominated in foreign currency, the companies use derivative financial instruments (swaps and currency options) to protect the servicing associated with these debts (principal plus interest).

The derivative financial instruments contracted have the purpose of protecting the operations against the risks arising from foreign exchange variation and are not used for speculative purposes.

The notional amount of derivative transactions are not presented in the statement of financial position, since they refer to transactions that do not require cash as only the gains or losses actually incurred are recorded. The net result of those transactions on December 31, 2020 was a positive adjustment of R$1,753 (positive adjustment of R$998 on December 31, 2019), which was posted in finance income (expenses).

The counterparties of the derivative transactions are the banks Bradesco, Itaú, Goldman Sachs and BTG Pactual and Cemig is guarantor of the derivative financial instruments contracted by Company.

This table presents the derivative instruments contracted by Company as of December 31, 2020 and 2019:

					Unrealized gain / loss		Unrealized gain / loss
Assets (1)	Liability (1)	Maturity period	Trade market	Notional amount (2)	Carrying amount 2020	Fair value 2020	Carrying amount 2019	Fair value 2019
US$ exchange variation + Rate (9.25% p.y.)	Local currency + R$ 150.49% of CDI	Interest: Half-yearly Principal: Dec. 2024	Over the counter	US$1,000	1,772	2,110	814	1,235
US$ exchange variation + Rate (9.25% p.y.)	Local currency + R$125.52% of CDI	Interest: Half-yearly Principal: Dec. 2024	Over the counter	US$500	588	839	108	456
					2,360	2,949	922	1,691
Current asset						523		235
Non-current asset						2,426		1,456

1)	For the US$1 billion Eurobond issued on December 2017: (i) for the principal, a call spread was contracted, with floor at R$ 3.25/US$ and ceiling at R$ 5.00/US$; and (ii) a swap was contracted for the total interest, for a coupon of 9.25% p.a. at an average rate equivalent to 150.49% of the CDI. For the additional US$500 issuance of the same Eurobond issued on July 2018: (1) a call spread was contracted for the principal, with floor at R$ 3.85/US$ and ceiling at R$ 5.00/US$; and (2) a swap was contracted for the interest, resulting in a coupon of 9.25% p.a., with an average rate equivalent to 125.52% of the CDI rate The upper limit for the exchange rate in the hedge instrument contracted by the Company for the principal of the Eurobonds is R$ 5.00/US$. The instrument matures in December 2024. If the USD/BRL exchange rate is still over R$ 5.00 in December 2024, the company will disburse, on that date, the difference between the upper limit of the protection range and the spot dollar on that date. The Company is monitoring the possible risks and impacts associated with the dollar being valued above R$ 5.00, and assessing various strategies for mitigating the foreign exchange risk up to the maturity date of the transaction. The hedge instrument fully protects the payment of six-monthly interest, independently of the USD/BRL exchange rate.
2)	In millions of US$.

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

The fair value at December 31, 2020 was R$2,949 (R$1,691 in December 31, 2019), which would be the reference if Cemig GT would liquidate the financial instrument on that date, but the swap contracts protect the Company’s cash flow up to the maturity of the bonds in 2024 and they have carrying value of R$2,360 at December 31, 2020 (R$922 in December 31, 2019).

Company is exposed to market risk due to having contracted this hedge, the principal potential impact being a change in future interest rates and/or the future exchange rates. Based on the futures curves for interest rates and dollar, Company prepare a sensitivity analyses and estimates that in a probable scenario its results at December 31, 2020, would be affected by the swap and call spread at the end of the period in the amount of R$1,708 for the option (call spread), and R$1,098 for the swap – comprising a total of R$2,805.

Company has measured the effects on its net income of reduction of the estimated fair value for the ‘probable’ scenario, analyzing sensitivity for the risks of interest rates, exchange rates and volatility changes, by 25% and 50%, as follows:

	Base scenario Dec. 31, 2020	‘Probable’ scenario:	‘Possible’ scenario exchange rate depreciation and interest rate increase 25%	‘Remote’ scenario: exchange rate depreciation and interest rate increase 50%

Swap (asset)	6,996	6,616	5,866	5,147
Swap (liability)	(5,607)	(5,519)	(5,595)	(5,668)
Option / Call spread	1,560	1,708	1,019	338
Derivative hedge instrument	2,949	2,805	1,290	(183)

The same methods of measuring marked to market of the derivative financial instruments described above were applied to the estimation of fair value.

c)	Financial risk management

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

The main risks to which the Company is exposed are as follows:

Exchange rate risk

The Company is exposed to the risk of appreciation in exchange rates, with effect on loans and financing, suppliers (energy purchased from Itaipu) and cash flow. For the debt denominated in foreign currency, the Company contracted a derivative financial instrument that protects the risks associated with the interest and principal, in the form of a swap and a call spread, respectively, in accordance with the hedge policy of the Company. The Company exposure to market risk associated to this instrument is described in the topic “Swap transaction” of this note. The risk exposure of Cemig D is mitigated by the account for compensation of variation of parcel A items (CVA).

The net exposure to exchange rates is as follows:

Exposure to exchange rates	2020		2019
	Foreign currency	R$	Foreign currency	R$
US dollar
Loans and financing (note 22)	(1,514)	(7,866)	(1,516)	(6,110)
Suppliers (Itaipu Binacional) (note 20)	(63)	(325)	(60)	(243)
	(1,577)	(8,191)	(1,576)	(6,353)
Net liabilities exposed		(8,191)		(6,353)

Sensitivity analysis

Based on information from its financial consultants, the Company estimates that in a probable scenario the variation of the exchange rates of foreign currencies in relation to the Real at the end of 2021 will be an appreciation of the dollar by 7.63% to R$4.80. The Company has prepared a sensitivity analysis of the effects on the Company’s net income arising from variation in the Real exchange rate considering the increase of 25%, and 50%, in relation to this ‘probable’ scenario.

Risk: foreign exchange rate exposure	Base Scenario	‘Probable’ scenario US$1=R$5.20	‘Possible’ scenario Appreciation 25.00% US$1= R$6.50	‘Remote’ scenario Appreciation 50.00% US$1=R$7.80
US dollar
Loans and financings (note 22)	(7,866)	(7,871)	(9,838)	(11,806)
Suppliers (Itaipu Binacional) (note 20)	(325)	(325)	(407)	(488)
	(8,191)	(8,196)	(10,245)	(12,294)

Net liabilities exposed	(8,191)	(8,196)	(10,245)	(12,294)
Net effect of exchange rate fluctuation		(5)	(2,054)	(4,103)

Company has entered into swap operations to replace the exposure to the US dollar fluctuation with exposure to fluctuation in the CDI Rate, as described in more detail in the item ‘Swap Transactions’ in this Note.

Interest rate risk

The Company is exposed to the risk of decrease in Brazilian domestic interest rates on December 31, 2020. This risk arises from the effect of variations in Brazilian interest rates on financial revenues from cash investments made by the Company, and also to the financial assets related to the CVA and other financial components, net of the effects on financial expenses associated to loans, financings and debentures in Brazilian currency, and also sectorial financial liabilities.

Part of the loans and financings in Brazilian currency comprises financings obtained from various financial agents that specify interest rates taking into account basic interest rates, the risk premium compatible with the companies financed, their guarantees, and the sector in which they operate. These loans and financings are measured at the amortized cost, based on their contractual rates.

The Company does not contract derivative financial instruments for protection from this risk. Variations in interest rates are continually monitored with the aim of assessing the need for contracting of financial instruments that mitigate this risk.

This exposure occurs as a result of net assets (liabilities) indexed to variation in interest rates, as follows:

Risk: Exposure to domestic interest rate changes	2020	2019
Assets
Cash equivalents – Cash investments (Note 6) – CDI	1,587	326
Marketable securities (Note 7) – CDI / SELIC	4,125	753
Restricted cash – CDI	64	12
CVA and in tariffs (Note 14) – SELIC	133	882
	5,909	1,973
Liabilities
Loans, financing and debentures (Note 22) – CDI	(2,310)	(3,773)
Loans, financing and debentures (Note 22) – TJLP	(73)	(244)
Sector financial liabilities (note 14)	(231)	—
	(2,614)	(4,017)
Net assets (liabilities) exposed	3,295	(2,044)

Sensitivity analysis

In relation to the most significant interest rate risk, Company estimates that, in a probable scenario, at December 31, 2021 Selic and TJLP rates will be 5.50% and 4.87%, respectively. The Company has made a sensitivity analysis of the effects on its net income arising from increases in rates of 25% and 50% in relation to the ‘probable’ scenario. Fluctuation in the CDI rate accompanies the fluctuation of Selic rate.

Risk: Increase in Brazilian interest rates	2020	2021
	Book value	‘Probable’ scenario Selic 5.50% TJLP 4.87%	‘Possible’ scenario Selic 4.13% TJLP 3.65%	‘Remote’ scenario Selic 2.75% TJLP 2.44%
Assets
Cash equivalents (Note 6)	1,587	1,674	1,653	1,631
Marketable securities (Note 7)	4,125	4,352	4,295	4,238
Restricted cash	64	68	67	66
CVA and Other financial components – SELIC (note 14)	133	140	138	137
	5,909	6,234	6,153	6,072
Liabilities
Loans and financing (Note 22) – CDI	(2,310)	(2,437)	(2,405)	(2,374)
Loans and financing (Note 22) – TJLP	(73)	(77)	(76)	(75)
Sector financial liabilities (note 14)	(231)	(244)	(241)	(237)
	(2,614)	(2,758)	(2,722)	(2,686)

Net assets (liabilities) exposed	3,295	3,476	3,431	3,386
Net effect of fluctuation in interest rates		181	136	91

Increase in inflation risk

The Company is exposed to the risk of increase in inflation index on December 31, 2020. A portion of the loans, financings and debentures as well as the pension fund liabilities are adjusted using the IPCA (Expanded National Customer Price). The revenue is also adjusted using the IPCA and IGP-M index, mitigating part of the Company risk exposure.

This table presents the Company’s net exposure to inflation index:

Exposure to increase in inflation	2020	2019
Assets
Concession financial assets related to Distribution infrastructure - IPCA (1)	559	484
Receivable from Minas Gerais state government (AFAC) – IGPM (Note 11 and 30)	12	115
Concession Grant Fee – IPCA (Note 14)	2,549	2,468
	3,120	3,067

Liabilities
Loans, financing and debentures – IPCA and IGP-DI (Note 22)	(4,863)	(4,730)
Debt with pension fund (Forluz) – IPCA	(473)	(566)
Deficit of pension plan (Forluz) – IPCA	(540)	(550)
	(5,876)	(5,846)
Net assets (liabilities) exposed	(2,756)	(2,779)

(1) Portion of the concession financial assets relating to the Regulatory Remuneration Base of Assets ratified by the grantor (Aneel) after the 4rd tariff review cycle.

Sensitivity analysis

In relation to the most significant risk of reduction in inflation index, reflecting the consideration that the Company has more assets than liabilities indexed to inflation indices, the Company estimates that, in a probable scenario, at December 31, 2021 the IPCA inflation index will be 4.53% and the IGPM inflation index will be 11.65%. The Company has prepared a sensitivity analysis of the effects on its net income arising from an increase in inflation of 25% and 50% in relation to the ‘probable’ scenario.

Risk: increase in inflation	2019	2020
	Amount Book value	‘Probable’ scenario IPCA 4.53% IGPM 11.65%	‘Possible’ scenario (25%) IPCA 5.66% IGPM 14.56%	‘Remote’ scenario (50%) IPCA 6.80% IGPM 17.48%
Assets
Concession financial assets related to Distribution infrastructure – IPCA (1)	559	584	591	597
Accounts receivable from Minas Gerais state government (AFAC) – IGPM index (Note 30)	12	13	14	14
Concession Grant Fee – IPCA (Note 14)	2,549	2,664	2,693	2,722
	3,120	3,261	3,298	3,333

Liabilities
Loans, financing and debentures – IPCA and IGP-DI	(4,863)	(5,083)	(5,138)	(5,194)
Debt agreed with pension fund (Forluz) – IPCA	(473)	(494)	(500)	(505)
Deficit of pension plan (Forluz)	(540)	(564)	(571)	(577)
	(5,876)	(6,141)	(6,209)	(6,276)
Net liability exposed	(2,756)	(2,880)	(2,911)	(2,943)
Net effect of fluctuation in IPCA and IGP–M indices		(124)	(155)	(187)

(1) Portion of the Concession financial assets relating to the Regulatory Remuneration Base of Assets ratified by the grantor (Aneel) after the 4rd tariff review cycle.

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

The flow of payments of the Company’s obligation to suppliers, debts with the pension fund, loans, financing and debentures, at floating and fixed rates, including future interest up to contractual maturity dates, is as follows:

	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at (interest rates):
- Floating rates
Loans, financing and debentures	79	1,291	1,638	12,845	1,842	17,695
Onerous concessions	—	1	2	11	14	28
Debt with pension plan (Forluz) (Note 24)	13	25	115	406	—	559
Deficit of the pension plan (FORLUZ) (Note 24)	6	11	51	295	522	885
	98	1,328	1,806	13,557	2,378	19,167
- Fixed rate
Suppliers	2,138	218	2	—	—	2,358
	2,236	1,546	1,808	13,557	2,378	21,525

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

The allowance for doubtful accounts receivable recorded on December 31, 2020, considered to be adequate in relation to the credits in arrears receivable by the Company, was R$712 (R$810 on December 31, 2019).

Company manage the counterparty risk of financial institutions based on an internal policy, applied since 2004.

This Policy assesses and scales the credit risks of the institutions, the liquidity risk, systemic risk related to macroeconomic and regulatory conditions, the market risk of the investment portfolio and the Treasury operational risk.

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

The minimum requirements for concession of credit to financial institutions are centered on three items:

1.	Rating by three risk rating agencies.
2.	Equity greater than R$400.
3.	Basel ratio one percentage point above the minimum set by the Brazilian Central Bank.

Banks that exceed these thresholds are classified in three groups, in accordance with their equity value, plus a specific segment comprising those whose credit risk is associated only with federal government, and within this classification, limits of concentration by group and by institution are set:

Group	Equity	Limit per bank (% of equity)*
Federal Risk (FR)	-	10%
A1	Over R$ 3.5 billion	Between 6% and 9%
A2	R$ 1.0 billion to R$ 3.5 billion	Between 5% and 8%
A3	R$ 400 to R$ 1.0 billion	Between 0% and 7%

* The percentage assigned to each bank depends on individual assessment of indicators, e.g. liquidity, and quality of the credit portfolio.

Further to these points, Cemig also sets two concentration limits:

1.	No bank may have more than 30% of the Group’s portfolio.
2.	“Federal Risk” and “A1” banks may have more than 50% of the portfolio of any individual company.

COVID-19 Pandemic – Risks and uncertainties related to Cemig’s business

The Company’s assessment concerning the risks and potential impacts of Covid-19 are disclosed in Note 1e.

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

On April 07, 2020, Aneel expanded the limit of total amount of energy that can be declared by energy distributors in the process of the mechanism for the sale of surplus (‘Mecanismo de Venda de Excedentes’ - MVE), during 2020, from 15% to 30%, for the purpose of facilitating contractual reductions, considering the scenario caused by Covid-19 pandemic.

On May 18, 2020, the Decree 10,350/2020 authorized the creation and management of the Covid Account by the CCEE (Power Trading Exchange), whose purposes includes the coverage of the financial effects of over contracting caused by the pandemic. The amount estimated for this coverage was R$212. The Decree also added a sub-item to Article 3 of the Decree 5,163/2004, reducing the charge arising from the effects of the Covid-19 pandemic, calculated in accordance with an Aneel regulation, as one of the possible items to be treated as involuntary over contracting, and as a result passed through to customers.

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

Due to the inspection carried out by Aneel, the indicators of efficiency criteria regarding service continuity were recalculated for the period from January 2016 to May 2019, resulting in a non-compliance of the annual global limit for the indicator DEC (Customer Unit Average Outage Duration) for the periods of 2016 and 2017. Once the DEC calculated for the year of 2019 also exceeded the regulatory global limit, the prohibition on declaration of dividends and interest on equity, provided in Article 2º of Aneel Normative Resolution 747/2016, was applied, limiting the amount of Cemig D dividend and interest on equity, isolated or jointly, to 25% of net income, less the amounts allocated to the legal reserve and the Contingency Reserve. It is important to note that the internal indicators (DECi and FECi) for maintaining the distribution concession were complied with in all periods.

The efficiency criteria for continuity of supply and for economic and for financial management, required to maintain the distribution concession, were met in the year ended December 31, 2020.

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

On December 31, 2020, the Company was compliant with all the covenants for financial index requiring half-yearly and annual compliance. Exception was noticed for the CEF contract non-financial covenant at the loan contracts of the subsidiaries Central Eólica Praias de Parajuru and Central Eólica Volta do Rio. More details in Note 22.

Capital management

This table shows comparisons of the Company’s net liabilities and its Equity on December 31, 2020 and 2019:

	2020	2019 (Restated)
Total liabilities	36,605	34,423
(–) Cash and cash equivalents	(1,680)	(536)
(–) Restricted cash	(64)	(12)
Net liabilities	34,861	33,875

Total equity	17,478	16,103
Net liabilities / equity	1.99	2.10

32.	ASSETS AS HELD FOR SALE AND DISCONTINUED OPERATIONS

Assets and liabilities classified as held for sale, and the results of discontinued and continuing operations, were as follows:

Consolidated and Parent company – Statements of financial position	2020	2019
Assets held for sale – investment in an affiliate	1,258	1,258

Consolidated and Parent company – Statements of income	2019
Loss for write-down of non-current assets held for sale arising from continuing operations, before taxes	73
Net income after taxes – continuing operations	73
Profit for write-down of non-current assets held for sale arising from continuing operations, before taxes	309
Deferred taxes arising from non-current assets held for sale, recognized in continuing operations	(85)
Net income after taxes - discontinued operations	224

Disposal of interest in and control of Light

Partial disposal in 2019

On November 27, 2018, the Board of Directors of the Company decided, in the context of Cemig’s disinvestment program, to maintain as a priority for 2019 the firm commitment to sale of its shares in Light S.A., on conditions that are compatible with the market and also in accordance with the interests of shareholders.

The Company has concluded that its investment in Light meets the criteria of IFRS 5 – Non-current assets held for sale and discontinued operations; being its sale in the near future is highly probable. The Company has also evaluated the effects on the investments held in the companies LightGer, Axxiom, Guanhães and UHE Itaocara, which are jointly controlled by the Company and by Light.

On July 17, 2019, together with the public offering of shares, the Company sold 33,333,333 shares that it held in Light, at the price per share of R$ 18.75, in the total amount of R$625.

With completion of the public offering of shares, the Company’s equity interest in the total capital of this investee was reduced from 49.99% to 22.58%, corresponding 68,621,263 shares of the total 303,934,060. This limited its right of voting in meetings of shareholders, and consequently its ability to direct material activities of the investee.

Thus, as from that date, with the changes of the equity interest in Light, the Company ceased its control over this investee. In these circumstances, the Company wrote down the values of assets and liabilities of its former subsidiary, and recognized, at fair value, its remaining equity interest as an investment in an affiliate or jointly-controlled entity, in accordance with IFRS 10– Consolidated financial statements.

Since the Company maintained its firm commitment to dispose of the remaining equity interest in Light in the near future, the investment in Light continued to be classified as Assets held for sale, in accordance with IFRS 5 – Non-current assets held for sale, and discontinued operations, at the lower of its carrying amount and its fair value less cost to sale. The remeasurement of the remaining equity interest in Light at fair value used the sale price of the shares on the date of the loss of control (Level 1 in the fair value hierarchy), of R$18.75 per share, less the estimated costs for the sale estimated at R$29. The difference between the book value of the remaining equity interest and its fair value was recognized in the net income for the year from continuing operations.

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

Since this the interest held in light is an investment in associate, it was classified as a non-current asset held for sale, but not as a discontinued operation.

Sale of retained investiment in Light

On January 7, 2021, the Company Board of Directors approved the sale of its 68,621,264 common shares in Light, comprising the Company’s entire holding, in a public offering for distribution of a total of 137,242,528 common shares in Light. This offering comprises: (a) primary distribution of 68,621,264 new common shares in Light (“the Primary Offering”); and (b) a secondary distribution, of the Company shares, with restricted placement efforts. The Board of Directors also approved the non-exercise of the Company’s right of first refusal in the Primary Offering, and, consequently waiver, by the Company, of that right of priority in subscription of shares in the Primary Offering.

On January 22, 2021, the public offering of common shares in Light was completed, and, thus, the Company sold its entire holding of shares in Light at R$20.00 per share for a total of R$1,372.

As a result, the Company recognized, in January 2021, the gain before taxes of R$109, considering the carrying amount of the non-current asset held for sale at the transaction date. The fiscal cost of the investment was adjusted for the tax calculation, pursuant to tax law, considering the equity value of the investment, plus the goodwill and the excess of net fair value of the investee’s identifiable assets and liabilities over the cost paid in the step-acquisitions.

Cemig’s shares	68,621,263
Sale price of the shares – January 21, 2021	20
Total value	1,372
Estimated cost to sell (0.42%) (1)	(5)
Fair value, less cost to sell on 01/22/2021	1,367
Non-current asset held for sale carrying amount in 12/31/2019	(1,258)
Gains	109
IRPJ and CSLL (2)	(37)
Gain after taxes	72

(1)	The estimated cost to sell includes financing, accounting and legal advices services.
(2)	The adjustment in the tax calculation resulted in a positive effect of R$113.

33.	INSURANCE

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

	Coverage	Coverage period	Amount insured (1)	Annual premium (1)
Companhia Energética de Minas Gerais
Facilities in buildings	Fire	Jan. 8, 2021 to Jan. 8, 2022	R$8,661	R$2
Cemig Geração e Transmissão
Air transport / Aircraft	Fuselage Third party	April 29, 2020 to April 29, 2021 April 29, 2020 to April 29, 2021	US$1,140 US$4,000	US$24
Warehouse stores	Fire	Nov. 2, 2020 to Nov. 2, 2021	R$18,981	R$17
Buildings	Fire	Jan. 8, 2021 to Jan. 8, 2022	R$240,527	R$70
Telecoms equipment (3)	Fire	Jan. 8, 2020 to Jan. 8, 2021	R$2,650	R$2
Operational risk - Transformers above 15MVA and other power distribution equipment with value above R$1,000	(2)	Dec. 7, 2020 to Dec. 7, 2021	R$75,118	R$941

Cemig Distribuição
Air transport / Aircraft / Guimbal equipment	Fuselage Third party	April 29, 2020 to April 29, 2021	US$3,370 USS14,000	US$51
Warehouse stores	Fire	Nov. 2, 2020 to Nov. 2, 2021	R$74,575	R$68
Buildings	Fire	Jan. 8, 2021 to Jan. 8, 2022	R$616,157	R$179
Telecoms equipment (3)	Fire	Jul. 8, 2020 to Jul. 8, 2021	R$31,082	R$28
Operational risk – Transformers above 15MVA and other energy distribution equipment with value above R$ 1,000 (2)	Total	Dec. 7, 2020 to Dec. 7, 2021	R$545,062	R$717

Gasmig
Gas distribution network / Third party	Third party	Dec. 15, 2020 to Dec. 15, 2021	R$60,000	R$378
Own vehicle fleet (Operation)	Damage to third parties only	Jul. 7, 2020 to Jul. 7, 2021	R$500	R$3
Own vehicle fleet (Directors)	Full cover	Oct. 25, 2020 to Oct. 25, 2021	R$100	R$2
Facilities – multirisk	Robbery, theft and fire	Dec. 31, 2020 to Dec. 31, 2021	R$32,667	R$39

(1) Amounts expressed in R$ ‘000 or US$’000.

(2) Maximum indemnity limit: R$231

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

34.	COMMITMENTS

Cemig and its subsidiaries have contractual obligations and commitments as follows:

	2021	2022	2023	2024	2025	After 2026	Total
Purchase of energy from Itaipu	1,515	1,548	1,595	1,595	1,595	33,499	41,347
Purchase of energy – auctions	3,416	3,387	3,378	3,536	3,328	47,855	64,900
Purchase of energy – ‘bilateral contracts’	332	332	332	222	67	80	1,365
Quotas of Angra 1 and Angra 2	288	291	299	301	300	6,340	7,819
Transport of energy from Itaipu	189	215	218	222	159	521	1,524
Other energy purchase contracts	4,450	4,723	4,622	3,478	3,310	28,777	49,360
Physical quota guarantees	812	812	812	812	812	17,043	21,103
Total	11,002	11,308	11,256	10,166	9,571	134,115	187,418

35.	NON-CASH TRANSACTIONS

On 2020, 2019 and 2018, the Company had the following transactions not involving cash, which are not reflected in the Cash flow statement:

▪	Capitalized financial costs of R$33 on 2020 (R$23 on 2019, R$30 on 2018);
▪	Except for the cash arising from the business combination, in the amount of R$27, and the payment of R$45, the acquisition of the Centroeste’s remaining equity interest did not generate effects in the Company’s cash flow;
▪	Except for the cash arising from the merger of the subsidiaries RME and LUCE amounting R$22, this transaction did not generate effects in the Company’s cash flow on 2019;
▪	Lease addition in the amount of R$6 (R$31, on December 31, 2019);
▪	Capital increase from retained profit reserve, with the issuance of shares, in the amount of R$300, on July 30, 2020.

36.	SUBSEQUENT EVENTS

The ‘Covid Account’

On January 26, 2021, Aneel published its Dispatch 181, setting the periods for payment, and the amounts of the monthly quotas, of the Energy Development Account (Conta de Desenvolvimento Energético – CDE) payable by distribution agents under the ‘Covid Account’, for amortization of the lending transaction contracted by the CCEE to support the cash position of distribution agentes, as specified in Normative Resolution 885 of 2020, and explained in Note 1 to the financial statements.

The monthly charge payable by Cemig D is approximately R$ 41 per month, to be paid to the CCE as from the ordinary tariff adjustment process of 2021, with payment until the 10th day of the subsequent month. Under Aneel Technical Note 05/2021-SGT, this amount will be included in tariffs for 48 months (2021 to 2025), and Aneel will revisit, annually, the parameters for the definition of the charge; any residual balance will be returned to customers at the end of the period. To guarantee an equilibrium between tariff coverage, payment and collection, the Covid Account CDE Charge will be subject to calculation of CVA and Neutrality.

Process of evaluation of disinvestment strategies

A process of evaluation of structures for disinvestment of the Company’s equity interest in the share capital of TAESA is in progress, within the overall concept of optimization of the Company’s allocation of capital. The process is at the phase of identification and assessment by the Company’s Executive Board, with the help of specialized advisors, of the alternatives available for making the disinvestment and does not does not constitute an offer for sale of the Company’s equity interest in Taesa. As soon as the analyses on a model and structure for a potential disinvestment of the Company’s interest in Taesa are finalized, the matter will be submitted to the Company’s Board of Directors for consideration.

