Form 20-F/A
period 2020-12-31
ENERGY CO OF MINAS GERAIS
filed 2021-05-03
CIK 1157557

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes ☐ No ☒

EXPLANATORY NOTE

On April 30, 2021, Companhia Energética de Minas Gerais - CEMIG (the “Company”) filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2020 (the “Original Form 20-F”). This Amendment No. 1 (the “Amendment”) amends the Original Form 20-F solely to correct a typographical error to the date of the report of independent registered public accounting firm, Ernst & Young Auditores Independentes S.S., included in Item 15(c) of the Original Form 20-F.

This Amendment speaks as of the original filing date and does not reflect events occurring after the filing of the Original Form 20-F. No revisions are being made to the Company’s financial statements or any other disclosure contained in the Original Form 20-F.

In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by the Company’s principal executive officer and principal financial officer are filed herewith as exhibits to this Amendment pursuant to Rule 13a-14(a) of the Exchange Act.

Item 15.	Controls and procedures
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

/s/ Ernst & Young Auditores Independentes S.S.

Belo Horizonte, Brazil

April 30, 2021

Item 19.	Exhibits

The following documents are included as exhibits to this annual report:

No.	Description

12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 3, 2021.
12.2	Chief Officer for Finance and Investor Relations Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 3, 2021.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Date: May 3, 2021

By:	/s/ Reynaldo Passanezi Filho
Name: Reynaldo Passanezi Filho
Title: Chief Executive Officer

By:	/s/ Leonardo George de Magalhães
Name: Leonardo George de Magalhães
Title: Chief Officer for Finance and Investor Relations