Form 20-F
period 2021-12-31
ENERGY CO OF MINAS GERAIS
filed 2022-05-17
CIK 1157557

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: N/A

Commission file number 1-15224

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

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

735,847,624 Common Shares

1,465,523,064 Preferred Shares

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

Yes ☒ No☐

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

We maintain our books and records in Reais. We prepare our statutory financial statements in accordance with the accounting practices adopted in Brazil, and with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). For purposes of this annual report, we prepared our consolidated financial statements in accordance with the IFRS, as issued by the IASB.

Ernst & Young Auditores Independentes S.S. (‘EY’) audited our consolidated statement of financial position of Companhia Energética de Minas Gerais – CEMIG as of December 31, 2021 and 2020, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021. The consolidated balance sheets of Madeira Energia S.A. as of December 31, 2020 and the related consolidated statement of operations, of comprehensive (loss) income, of changes in equity and of cash flows for each of the two years in the period ended December 31, 2020 were audited by PricewaterhouseCoopers Auditores Independentes (‘PWC’) whose report related to this financial statement has been presented to EY and are the sole base for the opinion of EY on the financial statements of Madeira Energia S.A., which was a significant investment of the Company accounted for under the equity method.

This annual report contains translations of certain Real amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such U.S. dollar amounts have been translated from Reais at an exchange rate of R$5.5749 to US$1.00, as certified for customs purposes by the U.S. Federal Reserve Board as of December 30, 2021. See “Item 3. Key Information – Exchange Rates” for additional information regarding exchange rates. We cannot guarantee that U.S. dollars can be converted into Reais, or that Reais can be converted into U.S. dollars, at the above rate or at any other rate.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals and/or subtotals in certain tables may not be an arithmetic aggregation of the figures that precede them.

MARKET POSITION AND OTHER INFORMATION

The information contained in this annual report regarding our market position is, unless otherwise indicated, presented for the year ended December 31, 2021. It is based on, or derived from, reports issued by the Brazilian National Electric Energy Agency (Agência Nacional de Energia Elétrica, ‘Grantor’, or ‘ANEEL’), and by the Brazilian Electric Power Trading Chamber (Câmara de Comercialização de Energia Elétrica, or ‘CCEE’).

Certain terms are defined the first time they are used in this annual report. As used herein, all references to ‘GW’ and ‘GWh’ are to gigawatts and gigawatt hours, respectively, references to ‘MW’ and ‘MWh’ are to megawatts and megawatt-hours, respectively, and references to ‘kW’ and ‘kWh’ are to kilowatts and kilowatt-hours, respectively.

References in this annual report to the ‘common shares’ and ‘preferred shares’ are to our common shares and preferred shares, respectively. References to ‘Preferred American Depositary Shares’ or ‘Preferred ADSs’ are to American Depositary Shares, each representing one preferred share. References to ‘Common American Depositary Shares’ or ‘Common ADSs’ are to American Depositary Shares, each representing one common share. Our Preferred ADSs and Common ADSs are referred to collectively as ‘ADSs’, and our Preferred American Depositary Receipts, or Preferred ADRs, and Common American Depositary Receipts, or Common ADRs, are referred to collectively as ‘ADRs’.

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

FORWARD-LOOKING INFORMATION

This annual report includes certain forward-looking statements, mainly in “Item 3. Key Information”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and contingencies including, but not limited to, the following:

•	General economic, political and business conditions, principally in Brazil, the State of Minas Gerais (‘Minas Gerais’), as well as other states in Brazil;
•	Inflation and fluctuations in exchange rates and in interest rates;
•	Increases in the costs of projects and delays or the failure to successfully complete projects;
•	Result in the failure of facilities to operate or generate income in accordance with our expectations;
•	Existing and future governmental regulation as to energy rates, energy usage, competition in our concession area and other matters;
•	Existing and future policies of the Federal Government of Brazil, which we refer to as the Federal Government;
•	On-going high-profile anticorruption investigations in Brazil;
•	Our expectations and estimates concerning future financial performance and financing plans;
•	Our level, or maturity profile, of indebtedness;
•	Our ability to comply with financial covenants;
•	The likelihood that we will receive payment in connection with accounts receivable;
•	Our capital expenditure plans;
•	Our ability to implement our divestment program;
•	Failure or hacking of our security and operational infrastructure or systems;
•	Our ability to renew our concessions, approvals and licenses on terms as favorable as those currently in effect or at all;
•	Our ability to integrate the operations of companies we have acquired and that we may acquire;
•	Changes in volumes and patterns of customer energy usage;
•	Competitive conditions in Brazil’s energy generation, transmission and distribution markets, and related services;
•	Trends in the energy generation, transmission and distribution industry in Brazil, and related services, particularly in Minas Gerais;
•	Changes in rainfall and the water levels in the reservoirs used to run our hydroelectric power generation facilities;
•	Existing and future policies of the government of Minas Gerais (the ‘State Government’), including policies affecting its investment in us and its plans for future expansion of energy generation, transmission and distribution, and related services, in Minas Gerais;
•	Impacts of the Covid-19 global pandemic on our businesses and on our results of operations, financial condition and cash flows and our ability to timely and efficiently implement measures to address these impacts; and
•	Other risk factors identified in “Item 3. Key Information—Risk Factors”.

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

SUMMARY OF RISK FACTORS

The Company’s business, results of operations, financial conditions and cash flows are subject to, and could be materially adversely affected by, a number of risks and uncertainties, including risks relating to the nature of the Company's business and its operations in Brazil. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Risks Relating to the Company’s Business

•	The Covid-19 pandemic and its ongoing effects could adversely affect our business, operational results and financial condition.
•	Ongoing military conflict between Russia and Ukraine may have a material adverse effect on the global economy, certain material and commodity prices and our business.
•	We are not certain whether new concessions or authorizations, as applicable, will be obtained, nor that our present concessions or authorizations will be extended on terms similar to those currently in effect, nor that any compensation we receive in the event of non-extension will be sufficient to cover the full value of our investment.
•	Our subsidiaries might suffer intervention by Brazilian public authorities to ensure adequate levels of service or be sanctioned by ANEEL for non-compliance with their concession agreements, or the authorizations granted to them, which could result in fines, other penalties and/or, depending on the severity of the non-compliance, legal termination of concession agreements or revocation of authorizations.
•	We are subject to extensive and governmental legislation and regulation which may be subject to change, and any changes to such legislation and regulation could have a material adverse effect on our business, results of operations and financial situation.
•	Changes in Brazilian tax law or conflicts regarding its interpretation may adversely affect us.
•	We are subject to restrictions on our ability to make capital investments and to incur indebtedness, which could adversely affect our business, results of operations and financial condition.
•	The Company could suffer adverse effects in connection with its previous minority interest in Renova Energia S.A. if such entity is unable to continue as a going concern.
•	A reduction in our credit risk rating or in Brazil’s sovereign credit ratings could adversely affect the availability of new financing and increase our cost of capital.
•	Disruptions in the operation of, or deterioration of the quality of, our services, or those of our subsidiaries, could adversely affect our business, operating results and financial condition.
•	We have a considerable amount of debt, and we are exposed to limitations on our liquidity – a factor that might make it more difficult for us to obtain financing for investments that are planned and might negatively affect our financial condition and our results of operations.
•	Our strategy for maximizing value for CEMIG’s shareholders depends on external factors that could impede its successful implementation.
•	We may be unable to implement our long-term strategic plans within the desired timeframe, or without incurring unforeseen costs, which could have adverse consequences for our business, results of operations and financial condition.
•	The operating and financial results of our subsidiaries, jointly controlled entities and affiliates, minority investees or from any companies which we may acquire in the future, may negatively affect our strategies, operating results and financial situation.

•	Delayed completion of construction projects or late capitalization of new investments in our generation, transmission and distribution companies could adversely affect our business, operating results and financial condition.
•	The level of default by our customers could adversely affect our business, operating results and/or financial situation, as well as those of our subsidiaries.
•	CEMIG D’s economic and financial sustainability is directly related to the effectiveness of the actions to control energy losses, and the regulatory limits established for it. If CEMIG D fails in successfully controlling energy loss, its business, operations, profit and financial situation could be substantially and adversely affected.
•	Dams are part of the critical and essential infrastructure in the Brazilian energy sector. Dam failures can cause serious damage to affected communities and to the Company.
•	We might be held responsible for impacts on our own workforce, on the population and the environment, due to accidents related to our generation, transmission and distribution systems and facilities.
•	Requirements and restrictions imposed by environmental agencies might require the Company to incur additional costs.
•	Cyberattacks, or violation of the security of our data might lead to an interruption of our operations, or a leak of confidential information either of the Company, or of our customers, third parties or interested parties, might cause financial losses, legal exposure, damage to reputation or other severe negative consequences for the Company.
•	Failures in the security of our databases containing customer personal data, as well as events related to non-compliance with data privacy and protection legislation may have an adverse effect on our business, results of operations and reputation.
•	The Company’s businesses rely heavily on data collection, management and processing, and information systems, several of which are provided by third parties. Operational failures or security breaches with respect to any of the foregoing could adversely affect the Company, including the effectiveness of its risk management and internal control systems. Additionally, the Company may experience cyberattacks or system defects and failures (including failures to update systems), viruses, worms, and other malicious software from computer “hackers” or other sources, which could unexpectedly interfere with the operation of the Company’s systems.
•	Increases in energy purchase prices could cause an imbalance in CEMIG D’s cash flows.
•	Brazil’s supply of energy is heavily dependent on hydroelectric plants, which in turn depends on climatic conditions to produce energy. Adverse hydrological conditions that result in lower generation of hydroelectric power could adversely affect our business, results of operations and financial condition.
•	The rules for energy trading and market conditions may affect the sale prices of energy.
•	The anticorruption investigations currently in progress in Brazil, which have had large-scale public exposure, and any allegations against, or anticorruption investigations of, CEMIG may have adverse effects on the perception of Brazil, as well as on our business, financial conditions and results of operations.
•	We may be exposed to behaviors that are incompatible with our standards of ethics and compliance, and we might be unable to prevent, detect or remedy them in time, which might cause material adverse effects on our business, results of operations, financial condition and reputation.
•	Two members of our board of directors are party to administrative and judicial proceedings and ongoing corruption investigations.
•	The multiple uses of water and the various interests related to this natural resource might give rise to conflicts of interest between CEMIG and the society , which might cause losses to our business, results of operations or financial condition.
•	We are controlled by the government of the State of Minas Gerais, which might have interests that are different from the interests of our other investors, or even of the Company.
•	Our processes of governance, risk management, compliance and internal controls might fail to avoid regulatory penalties, damages to our reputation, or other adverse effects on our business, results of operations or financial condition.

•	Our management has identified material weaknesses in internal controls over financial reporting and has concluded that our internal controls over financial reporting was not effective as of December 31, 2016 to 2021, which may have a material adverse effect on the Company’s results of operations and financial condition.
•	Potential shortages of skilled personnel in operational areas could adversely affect our business and results of operations.
•	Our ability to distribute dividends is subject to limitations.
•	ANEEL has discretion to establish the rates that distributors charge their customers. These rates are determined by ANEEL in such a way as to preserve the economic and financial balance of concession contracts entered into with the Federal Union.
•	ANEEL through concessions contracts establish the Permitted Annual Revenue (Receita Anual Permitida or ‘RAP’) of our transmission companies; if any adjustments result in a reduction of the RAP, this could have a material adverse effect on our results of operations and financial condition.
•	We have strict liability for any damages caused to third parties resulting from inadequate provision of energy services.
•	We may incur losses and reputational damage in connection with pending litigation.
•	Environmental regulations require us to perform environmental impact studies on future projects and obtain regulatory permits.
•	We operate without insurance policies against catastrophes and third-party liability.
•	The insurance contracted by us might be insufficient to reimburse costs of damage.
•	Strikes, work stoppages or labor unrest by our employees or by the employees of our suppliers or contractors could adversely affect our results of operations and our business.
•	A substantial portion of the Company’s assets is tied to the provision of public services and would not be available for attachment as collateral for the enforcement of any court decision.
•	Loss by our subsidiary Gasmig of its concession could cause losses in Gasmig’s results.
•	Changes in the methodology and parameters adopted by the regulatory authorities in connection with the tariff review cycles of Gasmig may adversely impact our operations and financial condition
•	Gasmig might not succeed in implementing the strategies in its long-term strategic plan at the desired moment, or might incur unexpected costs, which could have adverse consequences for its business, results of operations and financial condition.
•	The existence of a single supplier of natural gas in Brazil affects competitiveness in the market in which Gasmig operates.
•	Changes in the prices and/or pricing policies of products that are substitutes for the product that Gasmig sells could affect the price of the energy products sold by Gasmig.
•	The opening of the gas market, or measures to encourage reduction of the price, could affect the profitability of Gasmig.
•	The renewal or extension of the gas supply contracts is not guaranteed, and Gasmig’s growth strategy might be adversely affected.
•	The volumes of natural gas supplied by Gasmig are concentrated in few sectors, and few clients.
•	New public policy directives for the gas market in Brazil could negatively affect Gasmig’s business, if implemented.
•	The regulatory agency responsible for the distribution of piped gas is under the influence by the government of Minas Gerais State, whose interests might conflict with the interests of economic balance of the concession granted to Gasmig.
•	Climate change can have significant impacts on our distribution, generation and transmission activities.

Risks Relating to Brazil

•	Political and economic instability in Brazil could have effects on the economy and affect us.
•	The Brazilian Federal Government has exercised, and continues to exercise, significant influence on the Brazilian economy. Political and economic conditions can have a direct impact on our business, financial condition, results of operations and prospects.

•	The stability of the Brazilian Real is affected by its relationship with the U.S. dollar, inflation and Brazilian Federal Government policy regarding exchange rates. Our business could be adversely affected by any recurrence of volatility affecting our foreign currency-linked receivables and obligations as well as increases in prevailing market interest rates.
•	Inflation and certain government measures aimed to control it might contribute significantly to economic uncertainty in Brazil and could have a material adverse effect on our business, results of operations, financial condition and the market price of our shares.

Risks relating to the Preferred and Common Shares, and the Preferred and Common ADSs

•	Instability of the exchange rate could adversely affect the value of remittances of dividends outside Brazil, and the market price of the ADSs.
•	Changes in economic and market conditions in other countries, especially Latin American and emerging market countries, may adversely affect our business, results of operations and financial condition, as well as the market price of our shares, preferred ADSs and common ADSs.
•	The relative volatility and illiquidity of the Brazilian securities market may adversely affect our shareholders.
•	Holders of the preferred and common ADSs, and holders of our shares, may have different shareholders’ rights than holders of shares in U.S. companies.
•	Exchange controls and restrictions on remittances from Brazil might adversely affect holders of preferred and common ADSs.
•	Foreign shareholders may be unable to enforce judgments given in non-Brazilian courts against the Company, or against members of its Board of Directors or Executive Board.
•	Exchange of preferred ADSs or common ADSs for underlying shares may have adverse consequences.
•	An investor of our common shares and ADSs might be unable to exercise preemptive rights and tag-along rights with respect to the common shares.
•	Judgments of Brazilian courts with respect to our shares will be payable only in Reais.
•	Sales of a substantial number of shares, or the perception that such sales might take place, could adversely affect the prevailing market price of our shares, or of the preferred or common ADSs.
•	The preferred shares and preferred ADSs generally do not have voting rights, and the common ADSs can only be voted by proxy by providing voting instructions to the depositary.
•	Future equity issuances may dilute the holdings of current holders of our common shares or ADSs and could materially affect the market price for those securities.
•	The Brazilian Government may assert that the ADS taxation for Non- Resident Holders shall be payable in Brazil.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

The following tables present our selected consolidated financial and operating information as of the dates and for each of the periods indicated.

The selected consolidated financial data as of December 31, 2021 and 2020 and for each of the years ended December 31, 2021, 2020 and 2019, has been derived from our audited consolidated financial statements, prepared in accordance with IFRS, as issued by the IASB, and included elsewhere in this annual report.

You should read the following information together with our consolidated financial statements, including the notes thereto, included in this annual report and the information set forth in “Item 5. Operating and Financial Review and Prospects” and “Presentation of Financial Information”.

This annual report contains translations of certain real amounts into U.S. dollar amounts at specified rates solely presented for your convenience. You should not construe these translations as representations by us that the real amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rates.

Consolidated Statement of Income Data

Year Ended December 31,	2021	2021	2020	2019
	(in millions of US$) (1)	(in millions of R$, except per share/ADS data or otherwise indicated)
NET REVENUE	6,035	33,646	25,228	25,486

Operating costs and expenses
Energy purchased for resale	(2,888)	(16,101)	(12,111)	(11,286)
Charges for use of the national grid	(599)	(3,337)	(1,748)	(1,426)
Depreciation and amortization	(188)	(1,049)	(989)	(958)
Personnel	(222)	(1,240)	(1,276)	(1,272)
Gas purchased for resale	(361)	(2,011)	(1,083)	(1,436)
Outsourced services	(260)	(1,450)	(1,265)	(1,239)
Post-employment obligations	(3)	(16)	(438)	(408)
Materials	(17)	(94)	(79)	(91)
Operating provisions	(67)	(375)	(423)	(2,401)
Employee’s and managers’ profit sharing	(24)	(134)	(142)	(263)
Infrastructure construction costs	(365)	(2,036)	(1,581)	(1,200)
Other operating expenses, net	(71)	(394)	(297)	(494)
Total operating costs and expenses	(5,065)	(28,237)	(21,432)	(22,474)

Periodic Tariff Review, net	39	215	502	-
Share of profit (loss), net, of affiliates and jointly controlled entities	33	182	357	125

Year Ended December 31,	2021	2021	2020	2019
	(in millions of US$) (1)	(in millions of R$, except per share/ADS data or otherwise indicated)
Dividends declared by investee classified as held for sale	-	-	-	73
Renegotiation of hydrological risk (Law 14,052/20), net	185	1,032	-	-
Gains arising from the sale of non-current asset held for sale	20	109	-	-
Result of business combinations	1	4	51	-
Income before finance income (expenses) and taxes	1,247	6,951	4,706	3,210
Finance income (expenses), net	(404)	(2,252)	(905)	1,358
Income before income tax and social contribution tax	843	4,699	3,801	4,570
Income taxes expense	(170)	(946)	(936)	(1,600)
Net income for the year from continuing operations	673	3,753	2,865	2,970
Net income after tax from discontinued operations	-	-	-	224
Net income for the year	673	3,753	2,865	3,195

Non-controlling interests:
Non-controlling interests from continuing operations	-	(2)	(1)	(1)
Non-controlling interests from discontinued operations	-	-	-	-
Net income for the year attributed to equity holders of the parent	673	3,751	2,864	3,194

Net income for the year	673	3,753	2,865	3,195
Other comprehensive income (loss)	36	199	(7)	(1,055)
Comprehensive income for the year	709	3,952	2,858	2,140

Basic earnings:
Per common share (3)	0.30	1.70	1.30	1.45
Per preferred share (3)	0.30	1.70	1.30	1.45
Per ADS common share (3)	0.30	1.70	1.30	1.45
Per ADS preferred share (3)	0.30	1.70	1.30	1.45

Diluted earnings:
Per common share (3)	0.30	1.70	1.30	1.45
Per preferred share (3)	0.30	1.70	1.30	1.45
Per ADS common share (3)	0.30	1.70	1.30	1.45
Per ADS preferred share (3)	0.30	1.70	1.30	1.45

Statement of Financial Position Data

Year Ended December 31,	2021	2021	2020	2019
	in millions of US$ (1)	(in millions of R$ except per share/ADS data or otherwise indicated)
Assets
Assets classified as held for sale	-	-	1,258	1,258
Other current assets	2,323	12,949	14,198	9,096
Total current assets	2,323	12,949	15,456	10,354
Property, plant and equipment, net	434	2,419	2,407	2,450
Intangible assets	2,323	12,953	11,810	11,624
Concession financial assets	891	4,969	3,799	3,759
Other assets	3,364	18,756	20,611	22,339
Total assets	9,336	52,046	54,083	50,526

Liabilities
Current loans, financing and debentures	263	1,465	2,059	2,747
Liabilities directly associated to assets held for sale	-	-	-	-
Other current liabilities	1,654	9,223	7,631	5,218
Total current liabilities	1,917	10,688	9,690	7,965
Non-current loans, financing and debentures	1,776	9,899	12,961	12,030
Non-current post-employment obligations	1,051	5,858	6,538	6,421
Other non-current liabilities	1,101	6,139	7,416	8,007
Total non-current liabilities	3,928	21,896	26,915	26,458

Share capital	1,519	8,467	7,594	7,294
Capital reserves	404	2,250	2,250	2,250
Profit reserves	1,964	10,948	10,061	8,750
Equity valuation adjustments	(396)	(2,208)	(2,431)	(2,407)
Subscription of shares to be capitalized	-	-	-	-
Retained earnings	-	-	-	212
Equity attributable to non-controlling interest	1	5	4	4
Total equity	3,491	19,462	17,478	16,103
Total liabilities and equity	9,336	52,046	54,083	50,526

Table of Contents	Table of Contents

Other data

	2021	2020	2019
Outstanding shares basic (4):
Common	566,036,634	566,036,634	566,036,634
Preferred	1,127,325,434	1,127,325,434	1,127,325,434

Dividends per share (4):
Common	R$1.16	R$0.99	R$0.52
Preferred	R$1.16	R$0.99	R$0.52
Dividends per ADS common	R$1.16	R$0.99	R$0.52
Dividends per ADS preferred	R$1.16	R$0.99	R$0.52

Dividends per share: (2)
Common	US$0.21	US$0.19	US$0.13
Preferred	US$0.21	US$0.19	US$0.13
Dividends per ADS common	US$0.21	US$0.19	US$0.13
Dividends per ADS preferred	US$0.21	US$0.19	US$0.13

Outstanding shares—diluted (4):
Common	566,036,634	566,036,634	566,036,634
Preferred	1,127,325,434	1,127,325,434	1,127,325,434

Dividends per share diluted (4):
Common	R$1.16	R$0.99	R$0.52
Preferred	R$1.16	R$0.99	R$0.52
Dividends per ADS diluted common	R$1.16	R$0.99	R$0.52
Dividends per ADS diluted preferred	R$1.16	R$0.99	R$0.52

Dividends per share diluted: (2)
Common	US$0.21	US$0.19	US$0.13
Preferred	US$0.21	US$0.19	US$0.13
Dividends per ADS diluted common	US$0.21	US$0.19	US$0.13
Dividends per ADS diluted preferred	US$0.21	US$0.19	US$0.13

(1)	Converted at R$5.5749/US$, the exchange rate on December 31, 2021. See “Exchange rates”.
(2)	This information is presented in U.S. dollars at the exchange rate in effect as of the end of each year. See “Exchange rates”
(3)	For the year ended December 31, 2019, 2020 and 2021, new shares issued through and the capital increase on April 29, 2022during 2021 and 2020 were included. See “Item 4. Information on the Company”.
(4)	Without considering the effect of the capitalization of 338,197,630 preferred shares approved on April 29, 2022.

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

The table below sets forth, for the periods indicated the low, high, average and period-end exchange rates for Reais, expressed in Reais per US$1.00.

	Reais per US$1.00
Year Ended December 31,	Low	High	Average	Period-end
2017	3.0557	3.3823	3.1916	3.3121
2018	3.1470	4.2016	3.6513	3.8804
2019	3.6501	4.2594	3.9440	4.0190
2020	4.0378	5.9204	5.1587	5.1935
2021	4.9169	5.8084	5.3958	5.5749

	Reais per US$1.00
Month	Low	High	Average	Period end
October 2021	5.3674	5.7223	5.5416	5.6291
November 2021	5.4341	5.6795	5.5668	5.6569
December 2021	5.5395	5.7475	5.6549	5.5749
January 2022	5.2893	5.7027	5.5300	5.2893
February 2022	5.0181	5.3266	5.1984	5.1599
March 2022	4.7264	5.1595	4.9764	4.7264
April 2022	4.6171	5.0058	4.7547	4.9325

Source: U.S. Federal Reserve Board.

Risk Factors

The investor should take into account the risks described below, and the other information contained in this Annual Report, when evaluating an investment in our Company.

Risks Relating to CEMIG

The Covid-19 pandemic and its ongoing effects could adversely affect our business, operational results and financial condition.

The COVID-19 pandemic and its effect on the Brazilian and global economies have continued to impact the Company, and the future effects of the COVID-19 pandemic remain uncertain. COVID-19 necessitated governments, including in Brazil, to respond at unprecedented levels to protect public health, and to support local economies and livelihoods. The resulting government support measures and restrictions have created additional challenges given the rapid pace of change and significant operational demands. Renewed outbreaks, particularly those resulting from the emergence of new variants of the virus, emphasize the ongoing threat of COVID-19 and could result in further tightening of government restrictions.

The Company continues to closely monitor the impacts of the Covid-19 pandemic on the Brazilian macroeconomic environment, especially in relation to its business and the market in which it operates, in order to decide on actions to maintain the sustainability of its operations, mitigate economic and financial effects, and protect the health of its employees. The Company established the Coronavirus Crisis Management Committee (‘Comitê Diretor de Gestão da Crise do Coronavírus’) in March 2020, to ensure its readiness to make decisions in light of the fast-changing situation, which has become more widespread, complex and systemic. Several measures were taken to protect the Company´s liquidity position in 2020, such as capital expenditure restraints and expense reductions, the payment of only minimum mandatory dividends to shareholders, and deferral of dividends and interest on equity to the end of 2020 and the negotiating of contracts with its customers on the free market. The Company continued to implement similar policies throughout 2021.

In order to cope with the reduction in collections resulting from the economic crisis, in 2020 measures to support the sector were implemented by the Grantor and regulated by ANEEL, with a view to ensure that companies maintain adequate liquidity and were able to comply with contracts in the electricity sector supply chain. This scenario resulted in the need for internal reassessment by the Company of its Investment Program, revision of the budgets for revenue and expenses, and alteration of the assumptions used in calculating the fair and recoverable value of certain financial and non-financial assets. Among the measures implemented by ANEEL having a greater financial impact on us was the creation of the ‘Covid-account’, issued on May 18, 2020, to support the energy distribution sector, which, as the customer interface, is the basis of the energy sector financial flow, aimed either to cover the distribution agents revenue/cash flow deficit or to anticipate sector receivables. The ‘Covid-account’ increased CEMIG D's cash flow by R$1.4 billion in 2020 enabling it to meet its financial obligations, in spite of the collection reduction resulting from the economic crisis.

Since February 2021, the load on the National Interconnected System (SIN) has been higher than in the previous years of 2020 and 2019, and overall has been slightly above the projected loan levels for 2021 which were published in December 2020, except for the month of October 2021, which was lower than the prior months (but still above the projection), and the months of November and December which were lower than the 2021 projections. The most critical period to date of the pandemic regarding the energy supply in Brazil occurred in the second and third quarters of 2020.

Since the onset of the COVID-19 pandemic in 2020, the negative economic conditions arising from the pandemic have negatively impacted the Company’s financial results, in particular during 2020, in various respects. Furthermore, the Company cannot foresee the future impacts of the COVID-19 pandemic on the Brazilian economy or on its business and results of operations. The Company still faces the ongoing effects of the COVID-19 pandemic which may have an adverse effect on its business and results of operations.

Ongoing military conflict between Russia and Ukraine may have a material adverse effect on the global economy, certain material and commodity prices and our business.

Global markets are currently operating in a period of economic uncertainty, volatility and disruption as the military conflict between Russia and Ukraine unfolds, following Russia’s full-scale invasion of Ukraine on February 24, 2022. Such military conflict and the effect of the resulting economic sanctions imposed on Russia and certain Russian citizens and enterprises could have a negative effect on the global economy and are highly uncertain and difficult to predict. As a result, many entities outside the region may be adversely affected by rising prices of commodities such as oil, gas and wheat, or by a potential slowdown in the global economy. The occurrence of large-scale business disruptions potentially gives rise to liquidity issues for certain entities and there may also be consequential impacts on the credit quality of some suppliers. As of the date of this annual report, while we are not directly involved in the region and, therefore, our exposure to Russia and Ukraine is limited, considering the uncertainties surrounding the impact of the conflict on global economy, we are unable to estimate in advance the extent of their potential effects on our business, financial position, or operational results.

We are not certain whether new concessions or authorizations, as applicable, will be obtained, nor that our present concessions or authorizations will be extended on terms similar to those currently in effect, nor that any compensation we receive in the event of non-extension will be sufficient to cover the full value of our investment.

We operate most of our power generation, transmission and distribution activities, and related services under concession agreements entered into with the Brazilian Federal Government or pursuant to authorizations granted to companies of the CEMIG Group. The Brazilian Constitution determines that all concessions related to public services must be granted through a bidding process. In 1995, in an effort to implement these constitutional provisions, the Brazilian Federal Government adopted certain laws and regulations, which are collectively known as the ‘Concessions Law,’ which governs bidding procedures in the electric power industry.

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

Following publication of the tender documents for Generation Auction No. 12/2015, on October 7, 2015 (‘Auction 12/2015’), which was held under the revised regulatory structure for renewal of concessions of existing power plants as set forth in Law No. 13,203 of December 8, 2015 (‘Law No. 13,203/15’), the Company’s Board of Directors authorized CEMIG Geração e Transmissão S.A. (CEMIG GT) to bid at an auction, held on November 25, 2015, in which CEMIG GT was successful. In the auction, CEMIG GT won the concessions for the 18-hydroelectric plants comprising ‘Lot D’, for 30 years: Três Marias, Salto Grande, Itutinga, Camargos, Cajuru, Gafanhoto, Martins, Marmelos, Joasal, Paciência, Piau, Coronel Domiciano, Tronqueiras, Peti, Dona Rita, Sinceridade, Neblina and Ervália. The total installed capacity of these plants is 699.5 MW, and their offtake guarantee is 420.2 MW average.

In relation to the Jaguara, São Simão and Miranda power plants, which the date of the first contractual extension of their concessions fell after the issuance of PA 579, the Company understood that the Generation Concession Contract No. 007/1997 enables the extension of the concessions of these power plants for 20 years, i.e., until 2033, 2035 and 2036 respectively, without any restrictions.

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

In parallel to the discussions on extension of the generation concessions because the concession for various plants operated by CEMIG under Concession Contract 007/1997 have expired, CEMIG GT has a right to be reimbursed for the assets not yet amortized, as set out in the concession contract. The accounting balances corresponding to these assets are recorded as financial assets and are analyzed by Brazilian Regulatory Agency (ANEEL).

On August 31, 2018, CEMIG received R$1,139 million as indemnification for the basic project of the São Simão and Miranda plants. This amount had been adjusted by the Selic rate up to the date of its receipt.

On September 9, 2020, Law 14,052 was issued, changing Law 13,203/2015 and establishing new conditions for renegotiation of hydrological risk in relation to the portion of costs incurred due to the GSF, borne by the holders of hydroelectric plants participating in the Energy Reallocation Mechanism (MRE) since 2012, when there was a serious crisis in water sources.

The compensation to the holders of hydroelectric were granted through the extension of the concession period for generation plants and were recognized as an intangible asset in exchange for a compensation of electricity costs.

This renegotiation represents important progress for the electricity sector, reducing levels of litigation – and for CEMIG, in that it enables extension of the periods of its generation concessions.

The periods of extension approved by ANEEL through normative resolutions 2,919/2021 and 2,932/2021, assured an extension of approximately two years for two of our principal power plants, Emborcação and Nova Ponte, and extensions of seven years for the plants of Lot D – as well as extensions for the other plants where we hold an equity interest directly or through investees.

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

Our subsidiaries might suffer intervention by Brazilian public authorities to ensure adequate levels of service or be sanctioned by ANEEL for non-compliance with their concession agreements, or the authorizations granted to them, which could result in fines, other penalties and/or, depending on the severity of the non-compliance, legal termination of concession agreements or revocation of authorizations.

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

Furthermore, the Brazilian Federal Government can revoke any of our concessions or authorizations before the expiration of the concession term, in the event of bankruptcy or dissolution, or by legal termination, if determined to be in the public interest. It can also intervene in concessions to ensure adequate provision of the services, full compliance with the relevant provisions of agreements, authorizations, regulations and applicable law; and where it has concerns about the operations of the facilities of the Company.

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

Our ability to carry out our capital expenditure program is dependent upon several factors, including our ability to charge adequate rates for our services, access to the domestic and international capital markets, and a variety of operational and other factors. Further, our plans to expand our generation and transmission capacity are subject to compliance with competitive bidding processes. These bidding processes are governed by Law 13,303/2016 (the ‘State Companies Law’).

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

Furthermore, we are subject to certain contractual conditions under our existing debt instruments, and we may enter into new loans that contain restrictive covenants or similar clauses that could restrict our operational flexibility. These restrictions might also affect our ability to obtain new loans that are necessary for financing our activities and our growth strategy, and for meeting our future financial obligations when they become due, and this could adversely affect our ability to comply with our financial obligations. We have financing contracts and other debt obligations containing restrictive covenants, including Brazilian local market debentures and Eurobonds on international market.

We have approximately R$9.8 billion of outstanding debt with financial covenant restrictions, and any breach could have severe negative consequences to us. See ‘– The Company has a considerable amount of debt, and it is exposed to limitations on its liquidity – a factor that might make it more difficult for the Company to obtain financing for investments that are planned and might negatively affect its financial condition and its results of operation.’

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

The Company could suffer adverse effects in connection with its previous minority interest in Renova Energia S.A. if such entity is unable to continue as a going concern

We had a 13.80% investment in Renova Energia S.A. (‘Renova’), which is currently in a court-supervised reorganization, and has reported recurring losses and an equity deficit for the year ended December 31, 2021.

On October 16, 2019, the request for processing the court-supervised reorganization of Renova Group was granted by São Paulo Bankruptcy Court and the respective court-supervised reorganization plans were approved by Renova goup of creditors at the General Meeting of Creditors held on December 18, 2020 and ratified by the Second Bankruptcy and Court-Supervised Reorganization Court of São Paulo. The main effects of the court-supervised reorganization plan were recorded in Renova’s financial statements in December 2020 and its measures are in progress. See Note 16 to our Financial Statements.

In 2020, Renova entered into Debtor in Possession (DIP) loan agreements signed with the Company (CEMIG) in the total amount of R$37 million. The funds from these loans, made under specific rules of court-supervised reorganization proceedings, were necessary to support the expenses of maintaining the activities of Renova, and were authorized by the second State of São Paulo Bankruptcy and the Court-supervised Reorganization Court. Such loans are guaranteed by a fiduciary assignment of shares of a company that owns assets of a wind power project owned by Renova, and they also have priority of receipt in the court-supervised reorganization process.

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

On December 18, 2020, the in court supervised reorganization Plans filed by Renova were approved by the General Meeting of Creditors (AGC) and ratified by the recovery court on the same day.

On May 06, 2021 and August 23, 2021, the Renova Board of Directors approved partial ratification of its first and second capital increase, within the limit of the authorized capital, and in accordance with the terms of the court supervised reorganization plan. Cemig GT was not part of the group of creditors that requested conversion of their credits into equity and will not subscribe any part of the capital increase. On November 11, 2021 the third ‘window’ agreed for increase in Renova’s capital, specified in the in court supervised reorganization Plan, ended. This resulted in aggregate credits of not more than R$15. The equity interest held by Cemig GT in the common shares of Renova reduced from 36.23% to 13.80%.

On November 11, 2021, Cemig GT signed a Contract for Share Purchase and Assignment of Credits for Consideration, for disposal of its entire equity interest in Renova Energia S.A., and for assignment, for consideration, of the totality of its credits held against that investee. Thus, the investment was classified as a non-current asset held for sale. However, in view of the Renova’s equity deficit, the Company reduced the carrying value of its equity interests in Renova to zero. No further losses have been recognized, considering the non-existence of any legal or constructive obligations to the Renova. Additionally, since June 30, 2019, considering Renova's financial situation the Company recorded an impairment of the full amount of credits with the jointly controlled entity in the amount of R$688 million.

On December 1, 2021, sale of Renova’s entire equity interest in the UPI Brasil PCH to the other shareholders of Brasil PCH S.A. (BSB Energética S.A and Eletroriver S.A, exercising their right of first refusal under the Shareholders’ Agreement) was concluded, in the terms specified in the Tender Offer and in the in court supervised reorganziation Plan of the Renova Group. The funds received in the transaction, in the amount of R$1,100, were used for early settlement of the Debtor in Possession (DIP) loan contracted by its subsidiary Chipley SP Participação S.A., with co-obligation by Renova and Renova Participações S.A., with Quadra Gestão de Recursos S.A..

On January 27, 2022, Renova accepted the proposal presented by AES GF1 HOLDING S.A., under a share purchase agreement for sale of certain assets and rights of the Cordilheira dos Ventos complex, comprising the projects Facheiro II, Facheiro III and Labocó, in the State of Rio Grande do Norte, with potential for development of wind generation capacity of 305 MW. The agreement included the right to an earn-out if the generation capacity built in the areas comprising the project turns out to be higher than 305 MW. The transaction is subject to certain conditions precedent, including holding of a competitive proceeding for the disposal of the Cordilheira dos Ventos UPI, under the in court supervised reorganization Proceedings, with AES as First Proposer (i.e. of a ‘Stalking Horse’ offer), with the right to match any offer made by third parties interested in the acquisition. On March 15, 2022, this process was ratified by the Judge of the second Bankruptcies and Supervised Reorganization Court of the Central legal district of São Paulo, with AES GF1 Holding S.A. being declared the winner, for the amount of R$42.

Considering the non-existence of any legal or constructive obligations to the investee, the Company has concluded that the court-supervised reorganization filed by Renova does not have any additional impact on its financial statements for the year ended December 31, 2021.

On November 11, 2021, the Company signed a Share Purchase Agreement with AP Energias Renováveis Fundo de Investimento em Participações Multiestratégia, an Angra Partners’ investment vehicle, administered and managed by Mantiq Investimentos Ltda, including the sale of the whole equity interest held in Renova and the assignment, for consideration, of all credits owed to the Company by Renova Comercializadora de Energia S.A., for total consideration of R$60 million. The contract establishes the Company right to an earn-out, depending on certain future events.

On May 5, 2022, Cemig concluded the sale of its entire equity interest held in Renova Energia S.A. – In-court supervised reorganization – as well as the assignment, for consideration, of all credits owed to CEMIG by Renova Comercializadora de Energia S.A. – In court supervised reorganization – for a total consideration of R$60 million, with a right to receive an earn out subject to certain future events, as provided in Share Purchase Agreement (‘the Agreement’) entered into with AP Energias Renováveis Fundo de Investimento em Participações Multiestratégia on November 11, 2021.

In addition, since 2017, Renova has been a party to a formal investigation by the Civil Police of Minas Gerais State and the Brazilian Federal Police (see “The anticorruption investigations currently in progress in Brazil, which have had large-scale public exposure, and any allegations against, or anticorruption investigations of, CEMIG, may have adverse effects on the perception of Brazil, as well as on our business, financial conditions and results of operations.”). While this investigation remains ongoing, the Company cannot predict the outcome of these proceedings or how any such outcome may affect the business of the Company. The Company will continue to evaluate future developments with respect to its investment in Renova and will continue to cooperate with authorities in their analysis related to the ongoing investigation.

The Company cannot assure that, for the foregoing reasons, its shareholding in Renova will not have a material adverse effect on its business, financial condition or results of operations.

A reduction in our credit risk rating or in Brazil’s sovereign credit ratings could adversely affect the availability of new financing and increase our cost of capital.

The credit risk rating agencies Standard and Poor’s, Moody’s and Fitch Ratings attribute a rating to the Company and its debt securities on a Brazilian basis, and also a rating for the Company on a global basis.

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

The Company's income is highly dependent on equipment availability, service quality and regulatory compliance of the assets and facilities it builds, operates and maintains. Failure to comply may lead to business and operating losses. For example, the distribution business may be penalized in the tariff revision process with a higher "X-factor", would reducing its expected annual revenue requirement; the transmission business may have its annual permitted revenue reduced due to any asset unavailability; and the generation business may have its earnings affected if a power plant does not meet minimum availability levels, because in the event that hydro generation does not fully meet previously contracted energy levels, the equivalent shortfall has to be acquired at the spot price, which is highly volatile.

Penalties and financial compensation are applicable depending on the scope, severity and duration of the service or equipment unavailability. Thus, disruptions in power plants, transmission and distribution facilities, substations or networks, may have a material adverse effect on our business, financial situation and operating results.

We have a considerable amount of debt, and we are exposed to limitations on our liquidity – a factor that might make it more difficult for us to obtain financing for investments that are planned and might negatively affect our financial condition and our results of operations.

In order to finance the capital expenditures needed to meet our long-term growth objectives, we have incurred a substantial amount of debt. As of December 31, 2021, our total loans, financing and debentures (including interest) were R$11,364 million; a decrease of 24.3% compared to the R$15,020 million reported as of December 31, 2020 and, which 2020 amount represented increase of 1.7% compared to R$14,776 million reported as of December 31, 2019. Currently, 20.2 % of our existing loans, financing and debentures - totaling R$2,302 million, have maturities in the next two years. To meet our growth objectives, maintain our ability to fund our operations and comply with scheduled debt maturities, we will need to raise debt capital from a range of funding sources. To service its debt after meeting the capital expenditure targets, the Company has relied upon a combination of cash flows provided by its operations, sale of assets, drawdowns under its available credit facilities, its cash and short-term financial investments balance and the incurrence of additional indebtedness. Any further lowering of its credit ratings may have adverse consequences on the Company’s ability to obtain financing or may affect its cost of financing, also making it more difficult or costly to refinance maturing obligations. If, for any reason, the Company were to face difficulties in accessing debt financing, this could hamper its ability to make capital expenditures in the amounts needed to maintain its current level of investments or its long-term targets and could impair its ability to timely meet its principal and interest payment obligations with its creditors. A reduction in the Company’s capital expenditure program or the sale of assets could significantly and adversely affect its results of operations.

Our strategy for maximizing value for CEMIG’s shareholders depends on external factors that could impede its successful implementation.

CEMIG’s strategy to maximize shareholder value in the Company is based on three pillars:

•	Divestments: non-strategic or low synergy assets, and opportunistic offerings;
•	Expansion: mainly through investments in our distribution and transmission concessions, greenfield projects in renewable sources and with the renewing of power generation concessions; and
•	Management: synergy improvement, capital structure and distribution policy and governance enhancing.

All of these pillars may be affected by external factors that are beyond the control of the Company, in particular any divestment transactions which must take into consideration particular risks associated with each relevant business, such as performance (technical, operational, commercial and financial), market risks, sectorial risks and national and international macroeconomic risks (e.g., market volatility). Furthermore, any closing of divestment transactions will depend on the favorable development of negotiations with potential investors regarding the conditions of the possible transactions. The Company cannot provide any assurances that factors outside of its control will not hinder the implementation of its strategies to maximize shareholder value.

We may be unable to implement our long-term strategic plans within the desired timeframe, or without incurring unforeseen costs, which could have adverse consequences for our business, results of operations and financial condition.

Our ability to meet our strategic objectives depends, largely, on successful, cost-effective and timely implementation of our Long-term Strategy and our Multi-year Business Plan. The following are some of the factors that could negatively affect the implementation of our strategic plans:

•	Inability to generate cash flow, or obtain the future financing, necessary for implementation of the particular projects or strategic objectives;
•	Inability to obtain necessary governmental licenses and approvals;
•	Unexpected engineering and environmental problems;
•	Unexpected delays in the processes of eminent domain and establishment of servitude rights;
•	Unavailability of the necessary workforce or equipment;
•	Labor strikes;
•	Delays in delivery of equipment by suppliers;
•	Delays resulting from failures of suppliers or third parties to comply with their contractual obligations;
•	Delays or stoppages caused by climate factors, or environmental restrictions;
•	Changes in the environmental legislation creating new obligations and causing additional costs for projects;
•	Legal instability caused by political issues;
•	Substantial changes in economic, regulatory, hydrological or other conditions; and
•	The extension of the duration and severity of the Covid-19 pandemic and its impacts on our business.

The occurrence of the above factors, separately or taken together, could lead to a significant increase in costs, and might delay or impede the implementation of initiatives, and consequently compromise the execution of our strategic plans and negatively affect our operating and financial results.

Furthermore, as we are a mixed-capital company controlled by the State of Minas Gerais, we are subject to changes to our board of directors and executive officers because of changes in the Executive Branch of the State government from time to time, as a result of elections and political instability. These types of changes may adversely affect the continuity of the Company’s strategy.

The operating and financial results of our subsidiaries, jointly controlled entities and affiliates, minority investees or from any companies, which we may acquire in the future, may negatively affect our strategies, operating results and financial situation.

We own equity in and do business through various subsidiaries and investees, including companies with assets in the energy generation and transmission sectors, energy and natural gas distribution sectors and other related business. The future development of our subsidiaries, jointly controlled entities and affiliates, such as Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’) and Aliança Geração de Energia S.A. (‘Aliança’), Guanhães Energia S.A., Norte Energia S.A. (‘NESA’) and Madeira Energia S.A. (‘MESA’), in which the Company has significant financial commitments, could have a significant impact on our business and operating results. The Company’s ability to meet its financial obligations is correlated, in part, to the cash flow and the profits of its subsidiaries and investees, and the distribution to the Company by such companies of profits in the form of dividends or other advances or payments. If these companies’ abilities to generate profits and cash flows are reduced, this may cause a reduction of dividends and interest on capital paid to the Company, which could have a material adverse effect on our results of operations and financial position.

In addition, the investees may not achieve the results expected when they were acquired. The process of integration for any acquired business could subject the Company to certain risks, such as, for example, the following: (i) unexpected expenses; (ii) inability to integrate the activities of the companies acquired with a view to obtaining the expected economies of scale and efficiency gains; (iii) possible delays related to integration of the operations of companies; (iv) exposure to potential contingencies; (v) legal claims made against the acquired business that were unknown at the time of its acquisition; (vi) environmental licensing and liabilities, (vii) hydrological risk, (viii) power system operation and control, and (ix) general claims. The Company might be unsuccessful in dealing with these or other risks, or problems related to any other operation of a future acquisition and be negatively affected by the companies acquired or which may be acquired in the future.

Furthermore, some of our subsidiaries and investees might, in the future, enter into agreements with creditors that could restrict dividend payments or other transfers of funds to the Company.

These subsidiaries are separate legal entities. Any rights that we may have in relation to the receipt of assets or other payments in the event of liquidation or reorganization of any subsidiary, could be structurally subordinated to the demands of the creditors of such subsidiary (including tax authorities, commercial creditors and lenders to those subsidiaries).

Any deterioration in the operating results or financial conditions of these subsidiaries, and any sanctions or penalties imposed on them, could have a material adverse effect on the Company’s business results of operations or financial condition.

Delayed completion of construction projects or late capitalization of new investments in our generation, transmission and distribution companies could adversely affect our business, operating results and financial condition.

We are constantly engaged in the construction and expansion of our plants, transmission lines, distribution networks and substations, and regularly consider other potential load expansion projects. The Company’s ability to complete projects within deadlines and on budget, without adverse economic effects, is subject to various risks. For instance, we may encounter the following:

•	Complications in the planning and execution stages of load expansion projects and other new investments may occur, such as strikes, lagging suppliers of materials and services, delays in tender processes, embargos on work, unexpected geological and climate conditions, political and environmental uncertainties, financial instability of our partners, contractors and subcontractors;
•	Regulatory or legal challenges that delay the date expansion projects are put into operation;
•	New assets might operate below planned capacity, or cost related to their operation or installation may be higher than planned;
•	Difficulty in obtaining adequate working capital to fund expansion projects;
•	The unintentional shutdown of transmission assets during execution of the load expansion projects can reduce the revenue of the Transmission business;
•	ONS’s (‘Operador Nacional do Sistema’, Brazil’s ISO) refusal to authorize the execution of work on the transmission grid, due to power system restrictions;
•	Environmental demands and claims by local communities during construction of power generation plants, transmission lines, distribution lines, distribution networks and substations; and
•	Depletion of the outage duration indicator limit – SAIDI-i (known as Duração Equivalente de Interrupção por Unidade Consumidora - DECi) forcing construction to halt. If SAIDI-i limit is violated (either by system fault, equipment failure or construction work) for two years in a row between 2017 and 2021, or violated specifically in the year 2021, this will result in the Grantor initiating a legal process for the termination of the concession agreement. Please read the information in the section entitled “Quality indicators – DEC and FEC (SAIDI and SAIFI)” for a more thorough description of these and other risks.

If faced with any of these or similar issues related to the new investments or to the expansion of our generation, transmission or distribution capacity, the Company might incur increased costs or lower profitability than originally expected for the projects.

The level of default by our customers could adversely affect our business, operating results and/or financial situation, as well as those of our subsidiaries.

On December 31, 2021, the past-due receivables owed by our customers, traders and concession holders were approximately R$1,249 million (R$1,510 million in 2020), corresponding to 3.71% of our consolidated net revenue in 2021 (5.99% in 2020). We have recorded in 2021 an allowance for doubtful accounts in the amount of R$833 million (R$712 million in 2020). The possibility exists that we may be unable to collect amounts receivable from various customers, which are in arrears. If such debts are not totally or partially settled, we will suffer an adverse impact on our business, operating results and/or financial situation. Additionally, the amount of debts in arrears from our customers that exceeds the allowance could cause an adverse effect on our business, operating results and/or financial condition.

CEMIG D’s economic and financial sustainability is directly related to the effectiveness of the actions to control energy losses, and the regulatory limits established for it. If CEMIG D fails in successfully controlling energy loss, its business, operations, profit and financial situation could be substantially and adversely affected.

The energy losses of a distribution company comprise two types of losses: technical losses and non-technical (commercial) losses. Technical losses are inherent to the process of transporting and the transformation of electric power and occur in the cables and equipment of the energy system. Non-technical losses comprise energy that is supplied and not invoiced, which may be the result of illegal connections (theft), fraud, metering errors or failures in internal processes.

CEMIG’s Total Losses Index as of December 31, 2021, using a 12-month window, was 11.27%. This percentage is in relation to the total energy injected into the distribution system (the total volume of losses was 6,135 GWh). Of that percentage, 8.77% comprised technical losses, and 2.50% comprised non-technical losses. This result was 1.3 percentage points lower than the result for December 2020 (12.57%), and below the regulatory target set by ANEEL for 2021 (11.28%).

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

In light of this complex scenario involving regulatory uncertainties, even with the implementation of a strategy to reduce technical and commercial losses, CEMIG cannot guarantee that the target caps for losses established by ANEEL will be met in the short term, and this could affect the Company’s financial situation and operating results, since the portion of a distribution company’s power losses that exceeds the regulatory cap cannot be passed through to customers as an expense in the form of an increase in tariffs.

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

Our operations, especially those related to transmission and distribution lines, present risks that may lead to accidents, such as electrocutions, explosions and fires. These accidents may be caused by natural occurrences, human errors, technical failures and other factors. As a significant part of our operations is conducted in urban areas, the population is a factor to be constantly considered. Any incident that occurs at our facilities or in human occupied areas, whether regularly or irregularly, can result in serious damages such as loss of life, environmental and material damage, loss of production and liability in civil, criminal and environmental lawsuits. These events may also result in reputational damage, financial damages, penalties for the Company and its officers and directors, and difficulties in obtaining or maintaining concession contracts and operating licenses.

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

If we are unable to meet the technical requirements established by the environmental agencies during the process of licensing, this might prejudice the installation and operation of our projects, or make carrying out of our activities more difficult, which could negatively affect our business, financial, condition and results of operations.

Finally, the adoption or implementation of new safety, health and environmental laws, new interpretations of existing laws, increased rigidity in the application of the environmental laws, or other developments in the future might require us to make additional capital expenditures or incur additional operating expenses in order to maintain our current operations. They might also restrain our production activities or demand that we take other action that could have an adverse effect on our business, results of operations or financial condition.

Cyberattacks, or violation of the security of our data might lead to an interruption of our operations, or a leak of confidential information either of the Company, or of our customers, third parties or interested parties, might cause financial losses, legal exposure, damage to reputation or other severe negative consequences for the Company.

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

Successful cybersecurity attacks, breaches, employee malfeasance, or human or technological error may result in unauthorized access to, disclosure, modification, improper use, loss or destruction of data or systems, including those belonging to us, our customers or third parties; theft of sensitive, regulated or confidential data including personal information; the loss of access to critical data or systems through ransomware, destructive attacks or other means; transaction errors; business delays; and service or system disruptions. We have observed an increase in cybersecurity attacks worldwide in 2020 and 2021, and the remote working arrangements that we have implemented due to the Covid-19 pandemic have increased our dependence on information technology systems and infrastructure, and they may further expand our vulnerability to this risk. In the event of such actions, we, our customers or other third parties could be exposed to risk of loss or improper use of this information, resulting in litigation and potential liability, damage to our brand and reputation, or otherwise harm our business. In addition, we rely on third-party infrastructure providers whose potential security vulnerabilities could have impact in our business.

The regulatory environment with regards to cybersecurity, privacy and data protection issues is increasingly complex and may have impacts on our business, including increased risk, costs and expanded compliance obligations.

Failures in the security of our databases containing customer personal data, as well as events related to non-compliance with data privacy and protection legislation may have an adverse effect on our business, results of operations and reputation.

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

The Brazil General Data Protection Law (Lei Geral de Proteção de Dados Pessoais, or LGPD), was signed into law in August 2018 and came into effect on September 18, 2020, with the exception of the administrative sanctions, which are expected to come into effect in August 2021 establishes rules and obligations regarding the collection, processing, storage and use of personal data and impacts all economic sectors including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment. Violations of the LGPD carry financial risks due to penalties for data breach or improper processing of personal data. The new legislation establishes penalties for non-compliance that include application of fines of up 2% of revenues, limited to R$50 million, for the most serious infringements. An increased number of data protection laws around the globe may continue to result in increased compliance costs and risks. The potential costs of compliance with or imposed by new or existing regulations and policies that are applicable to us may affect our business and could have a material adverse effect on our results of operations.

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

In 2021, a combination of negative factors affected purchases by the distributors, including (i) an adverse period in terms of rainfall, resulting in high spot prices from May to October; and (ii) seasonality of the physical guarantee of the MRE, allocating a large volume of energy in the second half of 2021, resulting in very low MRE adjustment factors between June and November.

The ‘Flag Account’ (Conta Centralizadora de Recursos de Bandeiras Tarifárias – CCRBT or ‘Conta Bandeira’) manages the funds that are collected from captive customers of distribution concession and permission holders operating in the national grid, and are paid, on behalf of the CDE, directly to the Flag Account. The resulting funds are passed through by the CCEE to distribution agents, based on the difference between the realized amounts of costs of thermal generation and the exposure to short term market prices, and the amount covered by the tariff in force The first half of 2019 had a smaller deficit on the Flag account compared to same period in the previous year and, as of June, 2019, the account no longer presented a deficit and 2019 ended with an accumulated surplus of R$745 million for all distribution companies in Brazil. This positive result was due to the better hydrological conditions of the system.

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

In 2021, hydrological conditions continued to deteriorate and several measures were taken to avoid energy rationing. As a result, the Company decided to carry out a greater dispatch of energy from plants with higher costs (thermal generation), which had a consequential impact on the costs of the flag account. 2021 started with a deficit of approximately R$3 billion, which amount increased throughout the year. In order to stabilize the balance of the account against the increase in generation cost of electricity power, the Brazilian government instituted the so-called “bandeira escassez hídrica”, increasing the amount of the surcharge to be charged from consumers and which will be used during the period of September 2021 until April 2022.

The methodology of the Tariff Flag system is reviewed every year; however, under the present methodology, when very adverse situations occur the system cannot respond sufficiently, resulting in negative effects on distributors’ cash position. This factor could have an adverse effect on our business, operating results and financial condition.

Brazil’s supply of energy is heavily dependent on hydroelectric plants, which in turn depends on climatic conditions to produce energy. Adverse hydrological conditions that result in lower generation of hydroelectric power could adversely affect our business, results of operations and financial condition.

Hydroelectric generation is predominant in Brazil. The advantages of hydroelectric power have also been widely publicized due to it being a renewable resource and avoids substantial expenditures on fuels in thermal generation plants. At the same time, the main risk related to the use of this resource arises from the variability of the flows to the plants. There are substantial seasonal variations in monthly and annual flows, which depend fundamentally on the volume of rain that falls in each season. Adverse hydrological conditions in the Brazilian southeast region caused drought and water scarcity in the states of São Paulo, Minas Gerais and Rio de Janeiro in the past. These conditions might become worse during the dry period, which occurs from April through September. This could cause rationing of water consumption and/or energy, which could have a material adverse effect on the Company’s business and results of operations.

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

The National Energy System Operator (Operador Nacional do Sistema, or ‘ONS’) coordinates the operation of the Brazilian energy system. Its primary function is to achieve optimal operation of the resources available, minimizing operating costs, and the risks of energy shortage. In periods when the hydrological situation is adverse, a decision by the ONS might, for example, reduce generation by hydroelectric plants and increase thermal generation, which results in higher costs for the hydroelectric generating agents, as happened in 2014. In the distributors, this increase in costs generates an increase in the purchase price of energy that is not always passed through to the customer at the same moment, generating mismatches in cash flows, with an adverse effect on the business and financial situation of those distributors. In addition, in extreme cases of scarcity of energy due to adverse hydrological situations, the system might undergo rationing, which could result principally in reduction of cash flow.

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

Those operators that did not subscribe to the renegotiation continued to have injunctions preventing charging of the hydrological risk in full. These injunctions are causing a deficit of approximately R$1.078 billion in the short-term market as of December 2021. This position increases the level of default calculated by the CCEE, thus reducing the amounts received by creditor agents in the short-term market. To avoid this effect, some creditor agents filed for further injunctions to acquire the right to priority in receipt. This effect leads to uncertainty in the market, reduction of liquidity, increase of default, and reduction in amounts received in the short-term market, representing a risk for the Company.

Any substantial seasonal variation in the monthly flows and in the total of flows over the year could limit hydroelectric generation, making it necessary to use alternative generation systems, which could have a significant adverse effect on the Company’s costs, including court fees and expenses relating to the subject.

Law 14,052/2020 and Resolution 895/2020 proposed the reimbursement of agents holding the concession of hydraulic plants in the MRE of the effects: (i) generation in disregard of the merit order which means dispatching energy to the grid in disregard of the ascending price ranking for energy generation, (ii) anticipation of delivery of firm energy to the system of relevant power plants, and (iii) restriction to the supply of energy to the grid due to delay in the transmission system. These effects were calculated retroactively from 2012 to 2020, updated and remunerated at the ANEEL rate of 9.63%. The amount has been paid through extension of the plants' concession. With this new agreement, injunctions are expected to be withdrawn and market deficits to be settled. In this way, the liquidity of the market in the short term and the default in the CCEE should return to their historical values.

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

In addition to the free customers referred to above, there is a category of customers referred to as ‘Special Customers’, which are those with contracted demand between 0.5 MW and 1.5 MW. Special Customers are eligible to participate in the Free Market provided they buy energy from incentive-bearing alternative sources, such as Small Hydroelectric plants, biomass plants or wind farms. As envisaged by the Ordinance 465/2019, by 2023 the demand restriction for free consumers will suffer reduction from 3.0 MW to 0.5 MW and consider there will be no more separation of free and special consumers. The Company has conducted sales transactions for this category of energy from specific energy resources in particular companies of the CEMIG Group and, since 2009; the volume of these sales has gradually increased. The Company has formed a portfolio of purchase contracts, which now occupies an important space in the Brazilian energy market for incentive-bearing alternative power sources. Contracts for the sale of energy to these customers have specific flexibilities to serve their needs, and these flexibilities of greater or lesser consumption are linked to the historic behavior of these loads. Higher or lower levels of consumption by these customers may cause purchase or sale exposures to spot prices, which can have an adverse impact on our business, operating results and/or financial situation. Market variations, such as variations of prices for signature of new contracts, and of volumes consumed by our customers in accordance with flexibilities previously contracted, can lead to spot market positions, which can potentially have a negative financial impact on our results.

The MRE aims to reduce the exposure of generators of hydroelectric power, such as our generation companies, to the uncertainties of hydrology. It functions as a pool of hydroelectric Generation Companies, in which the generation of all the plants participating in the MRE is shared in such a way as to meet the demand of the pool. When the totality of the plants generates less than the amount demanded, the mechanism reduces the assured offtake levels of the plants, causing a negative exposure to the short-term (‘spot’) market and, therefore, the need to purchase power supply at the spot price. Correspondingly, when the total generation of the plants is higher than the volume demanded, the mechanism increases the guaranteed offtake level of the plants, leading to a positive exposure, permitting the liquidation of power at the PLD. In years of poor rainfall, the reduction factor, which applies to the assured energy levels, can reduce the levels of the hydroelectric plants by 20% or more.

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

The Covid-19 pandemic has put the world on alert, prompting countries to take substantial measures to reduce the spread of the virus. In Brazil, these measures started in Mid-March of 2020 and their impacts on the Brazilian energy market were noticed almost immediately with a reduction in the energy consumption of the National Integrated System of approximately 13% in the week following the implementation of these measures. The reduction in consumption, with the consequent deceleration of the economy, lead to an increase in the levels of the reservoirs, since less hydroelectric generation is necessary to meet the lower consumption. Thus, the combination of these factors led to a reduction in prices in the short-term market. With regard to market prices, the evolution of systemic conditions and the revision in market forecasts led to a reduction in contract prices in the medium term. In this sense, the increase or decrease in exposure will depend on the contractual position and contract flexibility at each moment.

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

The anticorruption investigations currently in progress in Brazil, which have had large-scale public exposure, and any allegations against or anticorruption investigations of CEMIG, may have adverse effects on the perception of Brazil, as well as on our business, financial conditions and results of operations.

Certain anti-corruption investigations could have adverse effects on CEMIG or other companies of the CEMIG Group. Investors’ perception of Brazil has been adversely affected by investigations of public corruption in large Brazilian companies, and by political events, which may represent potential risks to the social and economic outlooks for Brazil.

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

In the energy industry, Eletrobras has set up an independent internal investigation into possible non-compliance with law and/or regulations indicated by media reports that alleged illegal acts related to service providers of Norte Energia S.A. (NESA) and of Madeira Energia S.A. (MESA) for the construction of Belo Monte and Santo Antônio hydroelectric plants, respectively and some other special purposes entities, in which Eletrobras holds a minority stake. There have been no direct findings against NESA or MESA nor against any of its managers or employees, and the supposed illegal acts are in fact alleged to have taken place before NESA was formed. The internal investigation, however, estimated the economic and financial impact of these alleged illegal acts, related to NESA’s service providers at R$183 million, and this was considered by Eletrobras and by NESA in accounting analyses and conclusions for the year ended December 31, 2015. This total supposedly represents amounts estimated in excess for acquisition of machines, equipment, services, capitalized charges and administrative expenses, since the alleged improper payments were not made by NESA, but by contractors and suppliers of the Belo Monte hydroelectric plant; and this impedes identification of the amount and precise periods of the payments.

CEMIG holds, through CEMIG GT, an 11.69% indirect minority stake in NESA, through the jointly controlled entities Aliança Norte Energia Participações S.A. and Amazônia Energia S.A. and the estimated amount of losses has already been recorded in CEMIG’s consolidated financial statements as of and for the year ended December 31, 2015.

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

Since 2017, Renova, a company in which CEMIG has a direct stake of 13.80%, is part of a formal investigation conducted by the Civil Police of Minas Gerais State in relation to certain injections of capital made by some of its controlling shareholders, including the Company, and capital injections made by Renova in certain projects under development in previous years. The equity interest held in Renova, which carrying amount is zero, was classified as an asset held for sale on December 31, 2021.

On April 11, 2019, the Brazilian Federal Police commenced the ‘Operation E o Vento Levou’ as part of the Lava Jato Investigation and executed a search and seizure warrant issued by a Federal Court of São Paulo at Renova’s head office in São Paulo, based on allegations and indications of misappropriation of funds harmful to the interests of CEMIG. Based on the allegations being investigated, these events are alleged to have taken place before 2015. On July 25, 2019, the second phase of such investigation was initiated.

The ‘Operation E o Vento Levou’ and the police investigation of the Minas Gerais State Civil Police (PCMG) have not yet been concluded. Thus, there is a possibility that material information may be revealed in the future. If a criminal action is filed against agents who damaged Renova, Renova intends to act as auxiliary to the prosecution in any criminal proceedings, and subsequently sue for civil recovery of the damages suffered.

In 2019, the tax authority issued infraction notices against Renova, questioning the calculation of income tax and social contribution tax, and payment of withholding income, relating to contracts of services which allegedly did not have the due performance, in the estimated amount of R$89 million. Based on the opinion of its legal advisors, Renova provided for this amount as contingency on its financial statements.

Due to these third-party investigations, the governance bodies of Renova requested the opening of an internal investigation, conducted by a third-party investigator with the support of an external law firm. The internal investigation was concluded on February 20, 2020, and according to a statement Renova issued at the time, no concrete evidence of acts of corruption or diversion of funds to political campaigns was identified.

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

As a result of the analysis of the above-mentioned values, Renova concluded that R$35 million relates to effective assets and therefore no impairment was necessary. The remaining amount of R$142 million was already impaired in previous years, producing no impact on the consolidated financial statements for the year ended December 31, 2019.

In response to the irregularities found and based on the recommendations of the Monitoring committee and legal advisers, the Board of Directors of Renova decided to take all the steps necessary to preserve the rights of the investee, continue with the measures to obtain reimbursement of the losses caused, and strengthen Renova’s internal controls. Additionally, the Executive Board of Renova hired a Chief Officer for Governance, Risk and Compliance, who will be responsible, among other duties, for ensuring the effectiveness of Renova´s internal controls and compliance processes.

Since our investment at Renova, classified as held for sale, is fully impaired on December 31, 2021 and since no contractual or constructive obligations in relation to the investee have been assumed by the Company, it is not expected that effects resulting from the investigations can significantly impact the Company’s financial statements, even if such effects may not yet be recorded by Renova.

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

Considering these investigations, we contracted third-party investigator to analyze the internal procedures related to these investments, as well as the Company internal proceedings related to the acquisition of Light’s interest in Enlighted (see Note 25 of the Financial Statements). The independent investigation was subject to oversight of an independent investigation committee whose creation was approved by our Board of Directors. The independent investigation was completed in May 2020 and identified no objective evidence substantiating illegal acts made by Company in the Company’s investments that were the subjects of the investigation. Therefore, there was no impact in the consolidated financial statements as of December 31, 2020.

By the end of 2020, CEMIG initiated internal investigations into allegations that are the subjects of inquiries conducted by the MPMG, regarding certain alleged irregularities in public bidding and purchasing processes. The investigations are being conducted by a new Investigation Committee with support from third-party investigator and external law firm.

On November 24, 2021 the independent internal investigation begun in 2020 has been concluded, and its final report has been delivered and was approved by the Investigation Committee. However, the Company awaits completion of the investigations by the Public Attorneys’ Office of Minas Gerais State (MPMG) and by other Brazilian and international authorities that are still ongoing.

The Executive Board determined the establishment of a disciplinary administrative process (‘Processo Administrativo Disciplinar) to verify the veracity of the allegations and to pursue the preventive removal of all managers from the Supply and Logistics area, which aims to ensure impartiality and exemption in the investigations.

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

Our businesses, including our relationships with third parties, are guided by ethical principles and rules of conduct that we have established. We have a range of internal rules that aim to orient our managers, employees and contractors, and to reinforce our ethical principles and rules of professional conduct. Due to the wide distribution and outsourcing of the production chains of our suppliers, we are unable to control all possible irregularities of these third parties. This means that we cannot guarantee that the financial, technical, commercial and legal evaluations that we use in our selection processes will be sufficient prevent our suppliers from having problems related to employment law, or sustainability, or in the outsourcing of the production chain with inadequate safety conditions. We also cannot guarantee that these suppliers, or third parties related to them, will not involve themselves in irregular practices. If a significant number of our suppliers involve themselves in irregular practices, we might be adversely affected.

Furthermore, we are subject to the risks that our employees, contractors or any person who may do business with us might become involved in activities of fraud, corruption or bribery, circumventing our internal controls and procedures, misappropriating or using our assets for private benefit to the detriment of the Company’s interests. This risk is exacerbated by the fact that there are some affiliates, such as special-purpose companies and joint ventures, in which we do not have control.

Our internal controls systems to identify, monitor and mitigate risks may not be effective in all circumstances, especially in relation to companies that are not under our control. In the case of companies, we have acquired, our internal controls systems might be incapable of identifying fraud, corruption or bribery that took place prior to the acquisition. Any failing in our capacity to prevent or detect non-compliance with the applicable rules of governance or of regulatory obligation could cause harm to our reputation, limit our capacity to obtain financing, or otherwise cause material adverse effects on our, business, results of operations, financial condition and reputation.

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

The multiple uses of water and the various interests related to this natural resource might give rise to conflicts of interest between CEMIG and the society, which might cause losses to our business, results of operations or financial condition.

At present, considering projects and companies that are jointly controlled, CEMIG has 63 hydroelectric power plants, with 5,638 MW and representing 98% of our installed capacity.

Water is the main raw material for CEMIG’s production of energy and is a resource that is sensitive to climate change and vulnerable to the consequences of exploration of other natural resources, significantly impacted by human actions and subject to a regulatory environment.

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

Finally, CEMIG uses a Risk Management System to analyze scenarios and determine the degree of financial exposure to risks, considering the probability of occurrence and its effect. In the scenarios relating to potential conflicts with other users, CEMIG evaluates both the effects arising from prolonged droughts, which can lead to an increase of competition between the energy sector and other users, and the effects of flood events occurring due to excessive rain. While CEMIG engages with other essential users and takes steps to analyze community input and studies on issues relating to the impact of water use, competing interests relating to water use could, subject to certain minimum limits previously established by law, affect its availability to us for use in the operations of certain of our projects, which could adversely affect our business results of operations and financial condition.

We are controlled by the government of the State of Minas Gerais, which might have interests that are different from the interests of our other investors, or even of the Company.

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

The government of the State of Minas Gerais can elect the majority of our senior management and has the authority to approve, among other subjects, matters that require a qualified quorum of shareholders. The latter include transactions with related parties, shareholding reorganizations and the date and payment of dividends.

The government of the State of Minas Gerais, as our controlling shareholder, has the capacity to direct us to engage in activities and to make investments that promote the controlling shareholder’s economic or social objectives, and these might not be strictly aligned with the Company’s strategy or the strategies of our other shareholders, adversely affecting the direction of our business.

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

Furthermore, Brazil has rigorous legislation relating to maintaining competition combat of improbity and preventing corrupt practices. For instance, Law No. 12,846/13 (the ‘Anticorruption Law’) established objective liabilities for Brazilian companies that commit acts against Brazilian or foreign public administration, including acts relating to tender processes and administrative contracts, and established tough penalties for those companies that are punished.

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

Our management has identified material weaknesses in internal controls over financial reporting and has concluded that our internal controls over financial reporting were not effective as of December 31, 2016 to 2021, which may have a material adverse effect on the Company’s results of operations and financial condition.

Our management identified material weaknesses in our internal controls over financial reporting for the last six years. For further information on the material weakness identified by our management, see “Item 15 - Controls and Procedures - Management’s Annual Report on Internal Control over Financial Reporting”. Although we have developed and implemented several remediation measures, we cannot be certain that we will remedy our existing material weakness or that there will be no other one in our internal control over financial reporting in the future.

If our efforts to remediate the material weakness are not successful, we may be unable to report the Company’s results of operations for future periods accurately and in a timely manner and make our required filings with government authorities, including the SEC and the CVM. Any of these occurrences could adversely affect the company’s business, results of operations and financial condition.

Potential shortages of skilled personnel in operational areas could adversely affect our business and results of operations.

It is possible that we will experience shortages of qualified key personnel. In recent years, we have been carrying out voluntary severance incentive programs open to all our employees. Such programs may reduce our employees’ headcount by more than our ability to hire new ones to fill key positions. Our success depends on our ability to continue to successfully train our personnel so they can assume key positions in the organization. We cannot assure you that we will be able to properly train, qualify or retain key staff, or do so without costs or delays. Nor can we assure you that we will be able to hire new qualified personnel, in particular in operational areas, should the need arise. Any such failure could adversely affect our results of operations and our business.

Our ability to distribute dividends is subject to limitations.

Whether or not an investor receives dividends depends on whether our financial situation permits us to distribute dividends under Brazilian law, and whether our shareholders, on the recommendation of our Board of Directors, acting in its discretion, determine suspension, due to our financial circumstances, of the distribution of dividends in excess of the amount of mandatory distribution required under our by-laws in the case of the preferred shares.

Because we are a holding company with revenue-producing operations other than those of our operating subsidiaries, we can only distribute dividends to shareholders if the Company receives dividends or other cash distributions from our operating subsidiaries. The dividends that our subsidiaries can distribute depend on our subsidiaries generating sufficient profits in any given fiscal year and on restrictive covenant clauses in contracts for loans and financings of these subsidiaries as well as on any restriction imposed by the regulator, all of which place limits upon our subsidiaries’ payments of dividends to the Company. Similarly, we have a limitation on the payment of dividends which cannot exceed the mandatory minimum of 50% of the net income for the business year, as contained in our by-laws, due to restrictive covenant clauses in the contracts for loans and financings of the subsidiaries in which we are guarantors. Dividends are calculated and paid in accordance with applicable Brazilian corporate law and the provisions of the by-laws of each of our regulated subsidiaries.

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

ANEEL through concessions contracts establish the Permitted Annual Revenue (Receita Anual Permitida or ‘RAP’) of our transmission companies; if any adjustments result in a reduction of the RAP, this could have a material adverse effect on our results of operations and financial condition.

ANEEL defines the RAP that we receive through our transmission companies, on behalf of the Federal Government. The concession contracts provide for two mechanisms for the adjustment of revenues: (a) the annual tariff adjustments; and (b) the Periodic Tariff Review (‘Revisão Tarifária Periódica’). The annual tariff adjustment of our transmission revenues takes place annually in June and is effective in July of the same year. The annual tariff adjustments take into account the permitted revenues of the projects that have come into operation, and the revenue from the previous period is adjusted by the inflation index (IPCA for Contract No. 006/1997 and IGP-M for Contract No. 079/2000). The periodic tariff review takes place every five years. During the periodic tariff review, the investments made by a concession holder in the period and the operating costs of the concession are analyzed by ANEEL. The grantor takes into account only investments that it deems to be prudent, and operating costs that it assesses as having been efficient, using a benchmarking methodology. Thus, the tariff review mechanism is subject to some extent to the discretionary power of ANEEL, since it may omit investments that have been made, and could recognize revenues for operating costs lower than those actually incurred. This could result in a material adverse effect on our business results.

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

Under Brazilian law, we are strictly liable for direct and indirect damages resulting from the inefficient rendering of energy generation, transmission, distribution and related services. In addition, when damages are caused to final customers as a result of outages or disturbances in the generation, transmission and distribution system, whenever these outages or disturbances are not attributed to an identifiable member of the ONS or to the ONS itself, the liability for such damages is shared among generation, distribution and transmission companies. Until a party with final responsibility has been identified, the liability for such damages will be shared in the proportion of 35.7% to the distribution agents, 28.6% to the transmission agents and 35.7% to the generation agents. The number of votes establishes these proportions that each of these types of energy concession holders receives in the general meetings of the ONS, and as such, are subject to change in the future. Consequently, our business, results of operations and financial condition might be adversely affected in the event we are held liable for any such damages.

We may incur losses and reputational damage in connection with pending litigation.

We are party to several legal and administrative proceedings relating to civil, administrative, environmental, tax, regulatory, labor and other claims. These claims involve a wide range of issues and seek indemnities and restitution in money and by specific performance. Several individual disputes account for a significant part of the total amount of claims against the Company. See “Item 8. Financial Information – Legal and Administrative Proceedings”. Our consolidated financial statements include provisions for risks in a total amount of R$1,9 billion, as of December 31, 2021, for actions in which the probability of loss have been assessed as ‘probable’.

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

A substantial portion of the Company’s assets is tied to the provision of public services. These assets cannot be attached as collateral for the enforcement of any court decision because the assets revert to the concession-granting authority to ensure continuity in the provision of public services, according to applicable legislation and our concession agreements. Although the Brazilian Federal Government would be obligated to compensate us for early termination of our concessions, we cannot assure you that the amount ultimately paid by the Brazilian Federal Government would be equal to the market value of the reverted assets. These restrictions on liquidation may lower significantly the amounts available to holders of the notes in the event of our liquidation and may adversely affect our ability to obtain adequate financing.

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

On September 19, 2019, Gasmig executed the Third Amendment to the Concession Contract, which replaced the obligation of Gasmig to build a gas pipeline from the city of Queluzito, in Minas Gerais, in the direction of the city of Uberaba, Minas Gerais, for a compensatory grant payment of R$852 million to the State of Minas Gerais and confirmed extension of the Concession Contract to January 10, 2053. In addition, Gasmig committed to reach a total of 100,000 clients served by the end of 2022, and to build networks to serve the seven meso-regions of the State of Minas Gerais. Currently, Gasmig serves five of these meso-regions.

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

Changes in the methodology and parameters adopted by the regulatory authorities in connection with the tariff review cycles of Gasmig may adversely impact our operations and financial condition.

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

In August 2021, the Grantor proposed bringing forward the tariff review, for the purpose of making the necessary adaptations regarding the assumptions on which Gasmig’s tariff is based, with particular attention to the current scenario of the distributor’s operational costs and capital situation, and also adaptation of the targets for clients and investments, as specified, compared to those actually achieved in the current tariff cycle, so as to guarantee the economic-financial equilibrium of the concession Through Resolution No. 03, of January 31, 2022, the Sede/MG approved a tariff adjustment to be applied by Gasmig for the Industrial, Cogeneration, CNG/LNG, CNG, Residential and Commercial consumer classes as of February 1, 2022, with an average increase ranging from 16% to 26%, depending on the consumer class, in relation to the tariffs that have been in effect since November 2021. This increase refers to the variation in the costs of gas acquired by the Company and the readjustment of its distribution margin.

Changes in the tariff review cycles could cause a material adverse effect on Gasmig’s activities, affecting its financial condition and the results of its operations. These changes may also impact on market conditions and the prices of securities in Brazil, consequently adversely affecting Gasmig, and could change the price of gas or increase the costs of its activities.

Gasmig might not succeed in implementing the strategies in its long-term strategic plan at the desired moment, or might incur unexpected costs, which could have adverse consequences for its business, results of operations and financial condition.

Gasmig’s capacity to comply with its strategic objectives depends, largely, on the timely, cost efficient and successful implementation of its long-term strategy.

The following are some of the factors that could negatively affect this implementation:

•	Substantial changes in the economic conditions;
•	Substantial changes in regulatory matters;
•	Capacity to generate cash flow, or obtain future financing, necessary for implementation of projects;
•	Inability to obtain necessary governmental licenses and approvals;
•	Unexpected engineering problems;
•	Unexpected investments in environmental matters arising from alterations in legislation and/or incidents that require indemnities for environment damage;
•	Unexpected delays in the processes of expropriation and establishment of easements;
•	Unavailability of sufficient workforce or of necessary equipment;
•	Strikes or labor stoppages;
•	Delay in delivery of equipment by suppliers;
•	Inappropriateness of the physical facilities and equipment for ensuring uninterrupted activities of the business and protecting critical processes against failures and accidents;
•	Delay resulting from failings by suppliers or third parties to comply with their contractual obligations;
•	Climate-related factors, or environmental restrictions;
•	Significant variations in hydrological conditions from historic averages, in particular rainfall at volumes or frequencies that deviate from historic averages;
•	Changes in environmental legislation, creating obligations and causing additional costs for projects;
•	Legal instability caused by political issues;
•	Continuation of the restrictive conditions imposed by Covid-19 pandemic; and
•	Occurrence of any of the above factors could result in significant increases in costs, or delay or inhibit the implementation of initiatives, and consequently compromise the execution of Gasmig’s strategic plan, with negative effects on the operational and financial results of Gasmig and CEMIG.

The existence of a single supplier of natural gas in Brazil affects competitiveness in the market in which Gasmig operates.

The Brazilian gas market is in the process of becoming more open and competitive, but there are still some obstacles to be overcome. In 2021 Gasmig held a bid for acquisition of gas. Various market players sent proposals; however as of the end of 2021, only Petrobras had the conditions necessary to guarantee the supply of gas to Gasmig. This reflects the fact that Petrobras still holds the monopoly on supply and transport of natural gas in Brazil.

Gasmig and Petrobras entered into two Purchase Agreements regarding the supply of natural gas under the ‘Firm Inflexible’ regime, specifying the quantity contracted, the price of gas, and other factors. In both contracts, the price of gas acquired from Petrobras varies according to a contractual formula and is adjusted in accordance with changes in the price of Brent oil, and the US dollar exchange rate. Pricing of the molecule component in the two contracts can be altered only by agreement between the parties.

The price of transportation of natural gas is regulated, and can be revised by the National Oil, Natural Gas and Biofuels Agency (ANP). If ANP changes the pricing, the amount will be passed through to the distributors.

The longest standing contract that serves only the non-thermoelectric-generation market is in force until 2023. In 2021 its price increased by 59.1%. The most recent contract, on the other hand, has pricing 36.8% higher than the older contract, but is for less than 20% of the total volume contracted by Gasmig.

Due to the foregoing, the Company cannot guarantee that adequate supplies of gas will exist in future periods, or that gas prices will not fluctuate in such a way as to cause a material adverse effect on the Company's business, financial condition and results of operations.

Changes in the prices and/or pricing policies of products that are substitutes for the product that Gasmig sells could affect the price of the energy products sold by Gasmig.

Petrobras also controls the prices of the principal energy substitutes that compete with natural gas. In 2017, Petrobras revised its pricing policy for energy sources that compete with natural gas. The prices of LPG (‘Liquefied Petroleum Gas’) and Fuel Oil increased significantly during the last year. The prices of these energy products also vary in accordance with the oil price, and the US dollar exchange rate, which might result in their maintaining their competitiveness in relation to gas.

Petrobras may revise its pricing policy at any time. Any changes could influence the market´s demand for natural gas and its competing fuels, such as LPG, petroleum gas, and/or Fuel Oil, which could positively or negatively impact Gasmig’s and the Company's business, operating results and financial situation.

The opening of the gas market, or measures to encourage reduction of the price, could affect the profitability of Gasmig.

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

In July 2019, Petrobras and the Brazilian antitrust authority CADE (‘Conselho Administrativo de Defesa Econômica’, or Economic Defense Administrative Council) signed an Undertaking for Cessation (‘Termo de Compromisso de Cessação –TCC’), under which Petrobras undertook to sell the holdings that it presently owns in the transporter Nova Transportadora do Sudeste S. A. – NTS (10%), and TBG – Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. (51%). Petrobras will also sell indirect equity interest in distributors, by selling either its shares in Gaspetro or Gaspetro’s equity interests in the distributors. Petrobras also made an undertaking to adopt certain measures to give more transparency to the contracts for transport, and for third parties to have access to the capacity of the existing assets.

These measures, which are already being implemented, might affect Gasmig, and there could be a variation in the cost price of gas and in the competitiveness of natural gas compared to other energy sources, generating a possible devaluation of natural gas in the market and altering Gasmig’s operational cash flow – i.e., it might have to pay a higher price than expected for the same product, generating negative financial consequences for Gasmig.

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

The large-scale industrial market accounts for the significant majority of natural gas sales volumes in Brazil, with approximately 77% of the volume of gas volumes sold directly to such clients in 2021, as opposed to being sold to thermoelectric generators. Gasmig’s largest clients are concentrated in a few economic sectors: steelmaking, the metallurgical industry, mining, and the manufacture of wood pulp.

Given the concentration of Gasmig's primary natural gas customers in a limited number of economic sectors, in the event that any one or more of these sectors experiences adverse economic conditions during future periods Gasmig's sales volumes and results could be materially adversely affected, which could materially and adversely affect the Company's business, operating results or financial condition.

New public policy directives for the gas market in Brazil could negatively affect Gasmig’s business, if implemented.

Since the second half of 2016 Petrobras has been reducing its presence in the natural gas supply chain. In 2020, it concluded the sale of its equity interest in Transportadora Associada de Gás S.A. (TAG) and, in 2021, it concluded the sale of its equity interest in Nova Transportadora do Sudeste S.A. (NTS).

Even with these divestitures, Petrobras continues to have a dominant position in the market, because it has a contract for the transport of gas from these assets and continues to be the monopoly supplier in the Brazilian gas market.

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

On April 8, 2021, the President of Brazil sanctioned the Law 14,134/2021, known as the ‘New Gas Law’ (‘Nova Lei do Gás’), brings together the measures that are necessary for formation of an open natural gas market.

The consequences arising from this new law could negatively impact the natural gas distribution business and generate uncertainties in certain respects. The adoption of systems of entry and exit to the transport activity generates uncertainties in relation to the future cost of the service of transport. The incentive for Brazilian States to adopt harmonized regulatory principles for free agents (independent producers, independent importers) could represent risks to the distribution concession holders of having to bear the burden of commitments to minimum withdrawals included in supply contracts, or even suffer a physical bypass by the large consumers. The Company cannot provide any assurances as to whether these or any other developments related to the implementation of the New Gas Market would materially adversely affect its business, financial condition or results of operations.

The regulatory agency responsible for the distribution of piped gas is under the influence by the government of Minas Gerais State, whose interests might conflict with the interests of economic balance of the concession granted to Gasmig.

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

As indirect controlling shareholder of Gasmig, and at the same time grantor of the public service, through SEDE, the government of Minas Gerais State has the authority to direct the efforts and investments of Gasmig in accordance with its own interests – political, economic or social which could have a negative impact on the economic equilibrium of the concession.

Climate change can have significant impacts on our distribution, generation and transmission activities.

The effects of climate change, the increase in the frequency and intensity of extreme climate events and regulatory changes can directly affect our distribution, generation and transmission activities, which can lead to financial impacts, loss of competitiveness, risk of disinvestment and reputational damage.

Given that virtually all of Cemig’s generation site is composed of hydroelectric power plants, changes in rainfall totals and rainfall dispersion impact certain business activities. Extreme events can also impact distribution and transmission activities, mainly related to asset availability. On the other hand, high water flow is also a potential risk, since the Company is required to open floodgates to ensure dam safety, thus flooding the downstream area. Moreover, with increased severity and frequency of extreme climate events, such as cyclones and floods, heavy rainfall may occur in a short period accompanied by windstorms and lightning. These events may damage power transportation and distribution facilities, making the resource unavailable to customers. Furthermore, Cemig may be required to adjust to possible regulatory changes defined by the government to achieve the goals to which it has committed through the National Policy on Climate Change, which defines commitments to reduce emissions by 2030, and through emerging regulations that include carbon pricing mechanisms. The actions include a regulation applicable to the consumption of fossil fuels. The carbon price applied in the fuel sector would imply an increase in fossil fuel prices or fossil source-based thermal plants. Cemig’s business may also be impacted by new technologies in the medium and long term if it does not build strategic partnerships or is unable to implement technological changes to its services. If we fail to adapt or experience delays in adapting to this new global scenario, our operations and financial results may be adversely affected.

Risks Relating to Brazil

Political and economic instability in Brazil could have effects on the economy and affect us.

Historically, the Brazilian political environment has influenced, and continues to influence, the performance of the country’s economy. Political crises has affected and continue to affect investor confidence and that of the general public, which resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies. The President of Brazil has power to determine the governmental policies and actions related to the Brazilian economy and, consequently, to affect the operations and financial performance of companies, including ours.

General elections are scheduled to be held on October 2, 2022 in Brazil to elect the President, Vice President, and the National Congress. In addition, on the same date elections for State Governors and Vice Governors, as well as State Legislative Assemblies, including those of Minas Gerais, will also take place. The results of these elections, and the policies eventually implemented by both the Federal Government and State governments, could have a material impact on our business.

Furthermore, Brazilian markets have experienced a high level of volatility due to the uncertainties arising from on-going anticorruption and other investigations being carried out by the Brazilian Federal Prosecutors, and their impact on the economy and on the Brazilian political environment. Such events could cause the trading value of our shares, preferred and common, of our preferred and common ADSs, and our other securities to be reduced, and could negatively affect our access to the international financial markets. Furthermore, any political instability resulting from such events, including upcoming political elections at the federal and state levels, if it affects the Brazilian economy, could cause us to re-evaluate our strategy.

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

Additionally, there are uncertainties regarding the federal government's capacity to promote actions in 2022 that promote a faster economic recovery from the impacts of the coronavirus (COVID – 19). These uncertainties, together with the current economic crisis that Brazil is undergoing and other future developments in the Brazilian economy, may adversely affect our business, results of operations and financial condition.

The stability of the Brazilian Real is affected by its relationship with the U.S. dollar, inflation and Brazilian Federal Government policy regarding exchange rates. Our business could be adversely affected by any recurrence of volatility affecting our foreign currency-linked receivables and obligations as well as increases in prevailing market interest rates.

The Brazilian currency has experienced high degrees of volatility in the past. The Brazilian Federal Government has implemented several economic plans and has used a wide range of foreign currency control mechanisms, including sudden devaluation, small periodic devaluation during which the occurrence of the changes varied from daily to monthly, floating exchange market systems, exchange controls and parallel exchange market. From time to time, there was a significant degree of fluctuation between the U.S. dollar and the Brazilian Real and other currencies. On December 31, 2021, the exchange rate between the Real and the US dollar was R$5.5749 for US$ 1.00. There is no guarantee that the Real will not depreciate, or appreciate, in relation to the US dollar, in the future. The instability of the Brazilian Real/U.S. Dollar exchange rate could have a material adverse effect on us. Depreciation of the Real against the United States dollar and other principal foreign countries could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy, and consequently, our growth. Depreciation of the Real could cause an increase in financial and operating costs, since we have payment obligations under financing contracts and import contracts indexed to exchange rate variations. In addition, depreciation of the Real could cause inflationary pressure that might result in abrupt increases in the inflation rate, which would increase our operating costs and expenses, which might adversely affect our business, results of operations, or outlook.

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

Inflation and certain government measures aimed to control it might contribute significantly to economic uncertainty in Brazil and could have a material adverse effect on our business, results of operations, financial condition and the market price of our shares.

Brazil has historically experienced extremely high rates of inflation. Inflation, and some of the Federal Government’s measures taken in an attempt to curb inflation, have had significant negative effects on the Brazilian economy. Since the introduction of the Real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. Brazilian annual inflation as measured by the IPCA index in the years 2019, 2020 and 2021 was, respectively, 4.31%, 4.52% and 10.06%. In 2021, the inflation rate was impacted partially supply chain issues around the world due to residuals from the 2020 pandemic effects. No assurance can be given that inflation will remain at these levels.

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

A significant increase in interest rates or inflation would have an adverse effect on our finance expenses and financial results as a whole. At the same time, a significant reduction in the CDI rate, or in inflation, could negatively affect the revenue generated by our financial investments, but also have the positive effect of revaluing adjustments to the balances of our concession financial assets. Substantially, all our cash operating expenses are denominated in Reais and tend to increase with Brazilian inflation. Inflationary pressures might also hinder our ability to access foreign financial markets or might lead to further government intervention in the economy, including the introduction of government policies that could harm our business, results of operations and financial condition or adversely affect the market value of our shares and as a result, of our preferred ADSs, common ADSs and other securities.

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

Changes in economic and market conditions in other countries, especially Latin American and emerging market countries, may adversely affect our business, results of operations and financial condition, as well as the market price of our shares, preferred ADSs and common ADSs.

The market value of the securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including other Latin American countries and emerging market countries. Although the economic conditions of such countries may differ significantly from the economic conditions of Brazil, the reactions of investors to events in those countries may have an adverse effect on the market value of the securities of Brazilian issuers. Crisis in other emerging market countries might reduce investors’ interest in the securities of Brazilian issuers, including our Company. In the future, this could make it more difficult for us to access the capital markets and finance our operations on acceptable terms or at all. Due to the characteristics of the Brazilian power industry (which requires significant investments in operating assets) and due to our financing needs, if access to the capital and credit markets is limited, we could face difficulties in completing our investment plans and the refinancing our obligations, and this could adversely affect our business, results of operations and financial condition.

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

In 2021, the São Paulo Stock Exchange (Brasil, Bolsa, Balcão S.A or ‘B3’), the only stock exchange in Brazil on which our shares are traded, had an annual market capitalization of approximately R$7.25 trillion, and average daily trading volume of approximately R$28.9 billion.

Holders of the preferred and common ADSs, and holders of our shares, may have different shareholders’ rights than holders of shares in U.S. companies.

Our corporate governance, disclosure requirements and accounting practices are governed by our by-laws, by the Level 1 Differentiated Corporate Governance Practices Regulations (‘Regulamento de Práticas Diferenciadas de Governança Corporativa Nível 1’) of the B3 (the main Brazilian stock exchange) by the Brazilian Corporate Law (Federal Law No. 6,404/76) and by the rules issued by the CVM. These regulations may differ from the legal principles that would apply if our Company were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in other jurisdictions outside Brazil. In addition, the rights of an ADS holder, which are derived from the rights of holders of our common or preferred shares to have his interests protected in relation to decisions by our board of directors or our controlling shareholder, may be different under the Brazilian Corporate Law from the rules of other jurisdictions. Rules against insider trading and self-dealing and other rules for the preservation of shareholder interests may also be different in Brazil if compared to the United States rules, potentially establishing a disadvantage for holders of the preferred shares, common shares, or preferred or common ADSs.

Exchange controls and restrictions on remittances from Brazil might adversely affect holders of preferred and common ADSs.

Investors in our preferred and common ADSs may be adversely affected by the imposition of restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion from Reais (R$) into foreign currencies. Restrictions of this type would hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of preferred shares or common shares from Reais (R$) into U.S. dollars (US$). We cannot guarantee that the Federal Government will not take restrictive measures in the future.

Foreign shareholders may be unable to enforce judgments given in non-Brazilian courts against the Company, or against members of its Board of Directors or Executive Board.

All our directors and officers reside in Brazil. Our assets, as well as the assets of these individuals, are located mostly in Brazil. As a result, it may not be possible for foreign shareholders to effect service of process on them within the United States or other jurisdictions outside Brazil, or to attach their assets, or to enforce against them, or against the Company in United States courts, or in the courts of other jurisdictions outside Brazil, judgments that are predicated upon the civil liability provisions of the securities laws of the United States or the respective laws of such other jurisdictions.

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

If the ADR investors attempt to obtain their own certificate of registration, they may incur expenses or suffer delays in the application process, which could delay their ability to receive dividends or distributions relating to our common shares or the return of their capital in a timely manner. The custodian’s certificate of registration or any foreign capital registration obtained by an investor may be affected by future legislative changes, and additional restrictions applicable to the investor, the disposition of the underlying common/preferred shares or the repatriation of the proceeds of disposition may be imposed in the future.

If the investors decide to exchange their preferred or common shares back into preferred ADSs or common ADSs, respectively, once they have registered their investment in preferred shares or common shares, they may deposit their preferred or common shares with the custodian and rely on the depositary bank’s registration certificate, subject to certain conditions. We cannot guarantee that the depositary bank’s certificate of registry or any certificate of foreign capital registration obtained by an investor may not be affected by future legislative or other regulatory changes, nor that additional Brazilian restrictions applicable to the investor, or to the sale of the underlying preferred shares, or to repatriation of the proceeds from the sale, will not be imposed in the future.

An investor of our common shares and ADSs might be unable to exercise preemptive rights and tag-along rights with respect to the common shares.

U.S. investors of common shares and ADSs may not be able to exercise the preemptive rights and tag-along rights relating to common shares unless a registration statement under the U.S. Securities Act of 1933, as amended, or the Securities Act, is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to our common shares relating to these rights, and we cannot assure that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, an ADR investor may receive only the net proceeds from the sale of their preemptive rights and tag-along rights or, if these rights cannot be sold, they will lapse and the ADR investor will receive only the net proceeds from the sale of their preemptive rights and tag-along rights or, if these rights cannot be sold, they will lapse and the ADR holder will receive no value for them.

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

In 2006, CEMIG began to operate in other states, with the acquisition of a significant interest in Light S.A. (‘Light’), which concession is in the state of Rio de Janeiro, and Transmissoras Brasileiras de Energia – TBE, which owned transmission lines in Northern, Midwest and Southern Brazil. In 2008, CEMIG initiated its participation in the UHE Santo Antônio generation project at the Madeira River. In April 2009, CEMIG GT acquired Terna Participações S.A., now called Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’). In May 2013, it increased its holdings in the energy transmission sector with the acquisition of equity interests in five other transmission companies. This increased CEMIG’s market share in Brazilian energy transmission from 5.4% to 12.6% at that time. In 2011, CEMIG GT expanded its participation in relevant generation and transmission assets, including the acquisition, by Amazônia Energia S.A. (in which CEMIG and Light have, respectively, 74.5% and 25.5% of the total capital) of a 9.77% stake in Norte Energia S.A. (‘NESA’), the owner of the concession for the construction and operation of Belo Monte Hydroelectric Power Plant, in Xingu River, State of Pará. The transaction added 818 MW of generation capacity to our total activities and increased Light’s total generation capacity by 280 MW. Also, in 2011, CEMIG acquired a controlling stake in Renova Energia S.A. (‘Renova’), which has been working with Small Hydroelectric Power Plants (SHPs) and wind farms for over a decade. In 2015, the association between Vale S.A. (‘Vale’) and CEMIG GT to form Aliança Geração de Energia (‘Aliança’) was concluded. The two companies subscribed shares issued by Aliança which were paid in by means of the equity interests they held in the following energy generation assets: Porto Estrela, Igarapava, Funil, Capim Branco I, Capim Branco II, Aimorés and Candonga; plus, a 100% interest in the following wind generation Special-Purpose Entities (‘SPEs’): Central Eólica Garrote Ltda., Central Eólica Santo Inácio III Ltda., Central Eólica Santo Inácio IV Ltda. And Central Eólica São Raimundo Ltda. CEMIG GT won the concession for Lot D in ANEEL’s Auction No. 012/2015, for placement of concessions for hydroelectric plants under a regime of allocation of generating capacity and physical offtake guarantees. Lot D is comprised of 13 plants that were previously owned by CEMIG, and an additional five plants which were owned by Furnas Centrais Elétricas S.A. (‘Furnas’). The aggregate installed generation capacity of these 18 plants is 699.57 MW.

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

On November 11, 2021, CEMIG entered into a Share Purchase Agreement (‘the Agreement’) with AP Energias Renováveis Fundo de Investimento em Participações Multiestratégia, including the following terms (‘the Transaction’): (i) sale of all of CEMIG equity interest in Renova Energia S.A. – In Judicial Recovery, (ii) assignment, for consideration, of all credits owed to CEMIG by Renova Comercializadora de Energia S.A. – In Judicial Recovery – for a total consideration of R$60 million, and (iii) a CEMIG earn-out right subject to certain future events. The closing of this transaction is subject to compliance with certain conditions precedent that are specified in the Agreement, including prior approval by the competent regulatory bodies, by the creditors holding asset guarantees listed in Renova’s Judicial Recovery Plan, and by third parties who are signatories of certain commercial contracts with the Company.

On May 5, 2022, Cemig concluded the sale of its entire CEMIG equity interest held in Renova Energia S.A. – In-court supervised reorganization – as well as the assignment, for consideration, of all credits owed to CEMIG by Renova Comercializadora de Energia S.A. – In court supervised reorganization – for a total consideration of R$60 million, with a right to receive an earn out subject to certain future events, as provided in Share Purchase Agreement (‘the Agreement’) entered into with AP Energias Renováveis Fundo de Investimento em Participações Multiestratégia on November 11, 2021.

2022 Capital Increase

Considering that on December 31, 2021 the profit reserves, with the exclusion of the Tax Incentive reserves, exceeded the registered share capital by R$1,523 million, the Annual General Meeting of Shareholders approved on April 29, 2022, the Management´s proposal for increase of the registered share capital to R$11,007 million, as per Article 199 of the Brazilian Corporate Law through the issuance of new shares through a stock dividend available only to the Company’s existing shareholders, with the following terms and conditions (the ‘Capital Increase’):

•	Amount of the Capital Increase through stock dividend: R$2,540 million through the issuance of 508,008,620 new shares (169,810,990 nominal common shares and 338,197,630 nominal preferred shares) each with nominal value of R$5.00, for both common and preferred shares; and
•	The new shares have the same rights of the shares of the same class, including with respect to dividends and/or distributions on equity that may be declared by the Company.

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

The following describe certain activities relating to CEMIG subsidiaries, jointly controlled entities and associates during 2021, 2020 and 2019 (aggregated by business):

RENOVA GROUP

Change in control of Renova

On October 15, 2019, Light sold, for R$ 1.00, the totality of its shares in the jointly controlled entity Renova, equivalent in total to 17.17% of the share capital of the company, to CG I Fundo de Investimento em Participações Multiestratégia, namely 7,163,074 shares and 98 preferred shares. Additionally, Lightcom Comercializadora de Energia S.A. signed an Assignment Agreement through which it assigned all the credits held against Renova to CG I. With the expiry of the period specified in the Shareholders’ Agreement of Renova, the subsidiary CEMIG GT did not exercise its right of first refusal nor its right of joint sale, and thus there has been no change in its direct equity interest in Renova. On December 31, 2021, this investment is classified as an asset held for sale.

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

On December 18, 2020, the General Meeting of Creditors approved the court-supervised reorganization plans submitted to the court by Renova. In this sense, the plans describe the means of recovery in detail, give details of the DIP bridge loan, identify the Isolated Production Units (UPIs) and specify the procedure for resources disposal and allocation. For more details related to the court-supervised reorganization plans, see Item.3 – Risk Factors and see note 16 to our Financial Statements.

In 2021, in line with its Judicial Recovery Plans, Renova sold the assets and rights of Phase B of the Alto Sertão III wind power complex (R$ 59.8 million), and the equity interests held in Brasil PCH S.A. (R$ 1.1 billion), in March 2022 Renova sold its rights and assets in Enerbrás (R$ 265.8 billion).

Additionally, the Board of Directors of Renova approved ratification of the increase corresponding to the amount of the credits to be capitalized under the terms of the court supervised reorganization plan, which the amount aproximally R$380 milions were converted into equity in Renova, until December 31, 2021, reducing the indebtedness of Renova and its subsidiaries.

Phase A of the Alto Sertão III wind power complex is Renova’s main project in development and one of the main reasons related to the success of the Judicial Recovery Plan. During Phase A, in December 2021, the first seven aerogenerators of the AbIl Wind Farm began test operations, with aggregate installed capacity of 21 MW. The works of Phase A of the Alto Sertão III windfarm complex are currently approximately 92.5% completed.

Considering the non-existence of any legal or constructive obligations to the investee, the Company has concluded that the court-supervised reorganization filed by Renova does not have any additional impact on its financial statements.

LIGHT

Divestiture of Light

On July 17, 2019, Light announced the closing of the primary and secondary public offering of common, nominative and book-entry shares issued by Light, with no par value, free and unencumbered of any charges or liens. In the context of the offering, there were (i) 100,000,000 (one hundred million) newly issued shares of Light, following an increase in Light’s capital stock, and (ii) 33,333,333 (thirty-three million, three hundred thirty-three thousand, three hundred thirty-three) shares held by CEMIG at a price per share of R$ 18.75.

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

On January 22, 2021, in the public offering of common shares of Light, CEMIG sold its entire remaining holding of shares in Light at R$ 20.00 (twenty Reais) per share for a total of R$ 1,372 million. With the completion of this transaction, CEMIG is no longer a stockholder of Light.

TAESA

Acquisition of 11.624% of the shares of Brasnorte Transmissora de Energia S.A. (‘Brasnorte’)

On August 30, 2019, Taesa concluded the acquisition of 11.624% of Brasnorte increasing its equity interest from 88.376% to 100.00%. For the acquisition, Taesa paid to the seller R$ 18,024 million.

Acquisition by Taesa of 100% of the shares of Rialma Transmissora de Energia 1 S.A. (‘Rialma’)

On March 13, 2020, Taesa concluded the acquisition of 100% of the shares of Rialma. The asset located in the State of Rio Grande do Norte, interconnected with one of Taesa’s substations – SE Lagoa Nova of Paraíso Açu Transmissora de Energia S.A., will allow operational advantages in maintaining the new asset, and consequently contributing to Taesa´s growth plan and its consolidation in the Brazilian transmission sector. Rialma comprises the transmission line LT Lagoa Nova II – Currais Novos II, voltage of 230 kV, double circuit, with an extension of 28km and Annual Permitted Revenues (RAP) of R$ 12.6 million (2019-2020 cycle).

For the acquisition, Taesa paid to the seller R$ 60,482 million, subject to positive or negative adjustments resulting from the variation between the net debt and the working capital between the base date and the closing date, as well as other adjustments after the closing.

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

On May 31, 2019, Taesa concluded the acquisition of Brasnorte with payment of R$ 75.6 million and of Transmineiras, with payment of R$ 77.5 million.

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

On February 14, 2020, Taesa completed the acquisitions of SJT and SPT for an adjusted amount of R$ 753.2 million. The acquisitions of TMT and VSB were cancelled due to the failure to obtain the consent by the creditors.

On September 1st, 2021, Taesa announced that delivered the project Janaúba Transmissora de Energia Elétrica, 100% controlled by the Company, in reference to lot 17 of the transmission auction No. 01/2015 (part 2), conducted in October 2016. As such, the Janaúba concession became commercially operational, generating an additional R$ 213.6 million of Annual Permitted Revenues (RAP) for the Company. The project was concluded proximally 6 months ahead of ANEEL’s required deadline on February 9, 2022 and achieved cost savings of approximately 18% in comparison to ANEEL’s stipulated capex, resulting in a total investment of R$950 million. It is important to note that Janaúba is Taesa’s largest greenfield project delivered to date, with an extension of 542 km of lines located between the states of Minas Gerais and Bahia.

On December 17, 2021, Taesa won of the bid regarding lot 1, related to the Transmission Auction No. 02/2021, promoted on this date by ANEEL. The project will generate an additional R$129.9 million of RAP for the company, the result of a discount offered of 47.76%. Furthermore, lot 1 is composed by 363 km of transmission lines, located in the states of São Paulo and Paraná and has an investment forecast of R$1,750,054 million, according to ANEEL, which estimates a construction period of 60 months. The awarded lot has important synergies, it takes advantage of Taesa’s existing Operating and Maintenance structure, in addition to expected CAPEX efficiencies and anticipated project delivery, as usually performed by Taesa.

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

On November 25, 2020, the Company’s wholly owned subsidiary CEMIG Sim acquired 49% of interest in seven special-purpose companies operating in photovoltaic solar generation for the distributed generation market (‘geração distribuída’), with total installed capacity of 29.45MWp, for R$55 million. On August 19, 2020 and on September 30, 2020, this wholly owned subsidiary also acquired 49% of interest in two others SPCs operating in the same market segment for R$8 million and R$10 million, respectively, with total installed capacity of 11.62 MWp.

In 2021, CEMIG SIM achieved 107% growth in sold supply energy totaling 8,199 MWh/month, generated by eleven photovoltaic plants (the Janaúba, Corinto, Manga, Bonfinópolis II, Lagoa Grande, Lontra, Mato Verde, Mirabela, Porteirinha I, Porteirinha II, and Brasilândia plants). On December 2021, CEMIG SIM had 4,752 clients.

CENTROESTE

On December 20, 2018, CEMIG notified Eletrobras stating its interest in exercising its right of first refusal to acquire the interest held by Eletrobras in Companhia Transmission Centroeste de Minas Gerais S.A. - Centroeste, which constituted Lot P of Eletrobras Auction 01/2018. As officially reported by Eletrobras on October 22, 2018, the winning bid was for R$43 million.

On January 15, 2019, CEMIG announced that it had been informed of the acceptance and ratification by Eletrobras of the exercise by CEMIG of its right of first refusal.

On January 13, 2020, Centroeste became a wholly owned subsidiary of the Company through the acquisition of the remaining equity interest of 49% held by Eletrobras.

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

Prior to the acquisition above and as of December 31, 2019, the Company held 51% of the investee, and did not control the entity according to its shareholders agreement, therefore, the investments in Centroeste were accounted for under the equity method. See more information on Note 16 to our consolidated financial statement - Investments.

Sete Lagoas Transmissora de Energia

On December 23, 2021, Cemig completed the acquisition of all equity interests held by Cobra Brasil Serviços, Comunicações e Energia S.A. and Cobra Instalaciones y Servicios S.A. in Sete Lagoas Transmissora de Energia S.A. (SLTE), becoming the holder of 100% of that company. The amount paid by Cemig was R$ 48 million.

SLTE acquired the concession of Lot H in ANEEL Transmission Auction 008/2010, for construction and operation of the Sete Lagoas 4 substation, in the city of Sete Lagoas, Minas Gerais. The Sete Lagoas 4 substation began operation in June 2014, and its concession contract expires in June 2041.

The assets of SLTE comprise Sete Lagoas 4’s substation, which accesses the national grid through the Neves 1–Três Marias 345kV transmission line, owned by Cemig GT itself. Management believes that are significant synergies that will benefit for CEMIG GT (Generation and Transmission), and for CEMIG D (Distribution).

The companies incorporated in Brazil described below are our major subsidiaries and affiliates. The subsidiary companies were recorded under the equity method (*):

* As of March 31, 2022, the only change in our major subsidiaries and affiliates from December 31, 2021 to March 31, 2022, was amendment of the bylaws of Cemig Participações Minoritárias S.A. - Cemigpar, a non-operating company, changing the corporate name to UFV Três Marias S.A., as well as the corporate purpose, making it possible to incorporate the assets of the photovoltaic plant installed in Três Marias.

CEMIG’s main subsidiaries and jointly controlled entities and affiliates include the following:

•	CEMIG Geração e Transmissão S.A. (‘CEMIG GT’) – 100% owned: operates in energy generation and transmission;
•	CEMIG Distribuição S.A. (‘CEMIG D’) – 100% owned: operates in energy distribution;
•	Companhia de Gás de Minas Gerais (‘Gasmig’) – 99.57% owned: acquires, transports, distributes and sells natural gas;
•	SPEs of Lot D – 100% owned: Geração Camargos S.A., CEMIG Geração Itutinga S.A., CEMIG Geração Leste S.A., CEMIG Geração Oeste S.A., CEMIG Geração Salto Grande S.A., CEMIG Geração Sul S.A. and CEMIG Geração Três Marias S.A.; Lot D is comprised of 13 plants, previously owned by CEMIG, and an additional 5 plants, which belonged to other companies. The aggregate installed generation capacity of these 18 plants is 699.57 MW;

•	SPEs – Wind Energy - 100% owned: Central Eólica Praias de Parajuru S.A. and Central Eólica Volta do Rio S.A., wind farms with 47 wind turbines with 71.20 MW;
•	CEMIG SIM - 100% owned: distributed generation, account services, cogeneration, energy efficiency, and supply and storage management;
•	Centroeste – 100% owned: operates in construction, operation and maintenance of the transmission facilities of the Furnas-Pimenta transmission line – part of the national grid;
•	Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’) – jointly-controlled entity, with ownership of 36.97% of the voting stock and 21.68% of the total stock: construction, operation and maintenance of energy transmission facilities in 17 states of Brazil and in the Federal District;
•	Aliança Geração de Energia S.A. (‘Aliança’) – jointly controlled entity, with direct ownership of 45% of the voting and total share. Aliança is privately owned and operates as a platform for consolidation of generation assets and investments in future generation projects;
•	Investment in the Belo Monte Plant through Amazônia Energia S.A. and Aliança Norte: Amazônia Energia S.A. and Aliança Norte are shareholders in Norte Energia S.A.-NESA, which holds the concession to operate the Belo Monte Hydroelectric Plant, on the Xingu River, in the State of Pará. Through the jointly controlled entities referred to above, CEMIG GT owns an indirect equity interest in NESA of 11.69%. After its completion, with the installation of its 18th turbine, on November 2019, the installed capacity of the dam complex is 11,233 megawatts (MW). Belo Monte Hydroelectric Plant is the largest 100% Brazilian hydroelectric plant and one of the largest in the world; and
•	Investment in the Santo Antônio Plant through Madeira Energia S.A (‘MESA’) which owns 100% of Santo Antônio Energia S.A., hydroelectric plant in the Madeira River in the state of Rondônia with an installed capacity of 3,568 megawatts (MW). CEMIG GT's holds 17.91% of MESA´s total shares.

Long-Term Strategic Plan

The long-term strategy and the multiannual business plan, reviewed and approved by the Board of Directors in 2018, defined that our mission is to provide integrated solutions for clean power, accessible to society, in an innovative, sustainable and competitive way.

In 2021 the Board of Directors approved a revision of the strategic plan for 2021 – 2030. The principal guidelines and directives include the following:

•	Transform the customer experience to become one of the top companies in customer satisfaction;
•	Execute the program of disinvestment of non-core assets, assets that do not provide returns, assets in which holdings are non-material in scale, and assets with liquidity, to leverage new investment;
•	Investing to modernize core businesses, expand operations and develop new line of businesses for the future creating superior value;
•	Redesign and digitize internal processes as well as customer interactions;
•	Ensure operational efficiency of the businesses;
•	Consolidate competencies, increase productivity and optimize personnel costs;
•	Consolidate Health and Safety as a value;
•	Be innovative in the quest for technological solutions for the businesses;
•	Comply with the regulatory requirements; and;
•	Reinforce the practices of environmental, social, and governance – ESG.

Capital Expenditures

Capital expenditures for the years ended December 31, 2021, 2020 and 2019 in millions of Reais, were as follows:

Year ended December 31,	2021	2020	2019
Distribution network (1)	1,553	1,319	986
Power Generation	157	58	26
Transmission network (2)	242	153	223
Others	118	68	68
Total capital expenditures (3)	2,069	1,599	1,303

(1)	Includes additions in distribution financial assets in the amount of R$ 15 million, R$ 33 million and R$ 23 million in 2021, 2020 and 2019, respectively.
(2)	Includes additions in transmission contract assets in the amount of R$ 183 million, R$ 147 million and R$ 220 million in 2021, 2020 and 2019, respectively.
(3)	The capital expenditures are presented in our Consolidated Statement of Cash Flow mainly on account lines related to contract assets, acquisition of equity investees, capital contributions in investees, PP&E, acquisition of subsidiaries and intangible assets.

For 2022, we plan to make capital investments in the amount of approximately R$3,679 million, corresponding to our basic and expansion program. We expect to allocate these expenditures primarily to the expansion of our distribution, power generation and transmission system. We will also allocate R$122 million for injection of capital into subsidiaries in 2022, to meet specific capital needs. The amounts planned for 2022 do not include investments in acquisitions, and other projects, that are not remunerated by the concession-granting power – which are not recognized in the calculations of tariffs made by ANEEL and we expect to fund our capital expenditures in 2022 mainly from the cash flow from operations and, to a lesser extent, through financing.

Business Overview

General

Our business involves the generation, transmission, distribution and sale of energy, gas distribution and to provide of energy solutions.

CEMIG

We are engaged in transactions to buy and sell energy through our subsidiaries. The total volume of energy resourced in 2021 was 84,716 GWh or 2.6% more than the 82,552 GWh in 2020, which was 3.3% more than the 81,993GWh in 2019. The amount of energy produced by us in 2021 was 5,169 GWh or 43.1% less than the 9,080 GWh produced in 2020, and 23.5% less than the 6,756 GWh produced in 2019. The amount of energy purchased by us in 2021 was 79,547 GWh or 8.3% more than the 73,471 GWh purchased in 2020, and 5.7%, more than the 75,237 GWh purchased in 2019. These figures include 5,580 GWh purchased from Itaipu in 2021, 5,835 GWh in 2020, and 5,659 GWh in 2019, and through the Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) and from other companies, we purchased 73,917GWh in 2021, 67,601 GWh in 2020 and 69,577 GWh in 2019.

The energy traded in 2021 totaled 84,716 GWh, an amount 2.6% more than in 2020 in which 54% of that volume (46,120 GWh), was traded to final customers, both captive and free. Total losses of energy in the core and distribution networks in 2021 totaled 6,717 GWh, which corresponds to 7.9% of total resources and is 4.2% less than the 7,012 GWh loss in 2020. The table below presents the breakdown of resources and power requirements by CEMIG traded in the last three years:

CEMIG’S ELECTRIC ENERGY BALANCE

(GWh)	2021	2020	2019
RESOURCES	84,716	82,552	81,993
Energy generated by CEMIG	3,633	7,132	5,533
Energy generated by Sá Carvalho	326	420	295
Energy generated by Horizontes	51	53	48
Energy generated by CEMIG PCH	74	75	96
Energy generated by Rosal Energia	338	389	192
Energy generated by SPE	731	1,011	592
Energy generated by Poço Fundo	16	-	-
Energy purchased from Itaipu	5,580	5,835	5,659
Energy purchased from CCEE and other companies	73,967	67,637	69,577
REQUIREMENTS	84,716	82,552	81,993
Energy delivered to final customers	46,120	39,026	42,397
Energy delivered by Sá Carvalho	472	522	472
Energy delivered by Horizontes	87	85	89
Energy delivered by CEMIG PCH	120	121	121
Energy delivered by Rosal Energia	214	249	213
Energy delivered by SPEs	1,111	940	706
Energy delivered by Poço Fundo	11	-	-
Energy delivered to the CCEE and other companies	29,864	34,597	30,441
Losses (1)	6,717	7,012	7,554

(1)	Discounting the losses attributed to generation (94 GWh in 2021) and the internal consumption of the generating plants.

Generation

The electric power generation business consists of the generation of energy using renewable energy sources (water, wind, sun and biomass).

As of December 31, 2021, we were one of the largest energy generation groups in Brazil, by total installed capacity. As of that date, we were generating energy at 70 hydroelectric plants (small hydroelectric power plants (‘PCH’) and hydroelectric power plants (‘UHE’)), wind plants and solar plants, with total installed capacity of over 5,700 MW, with plants present in nine states of Brazil. The vast majority of our capacity is generated at hydroelectric plants (98% of installed capacity), with the remaining being generated by wind plants and a solar plant.

Our top five power plants accounted for over 69% of our installed energy generation capacity in 2022 are:

Rank (Installed Capacity)	Generation Power Plant	CEMIG Group Company Holding Stake	Restricted / Unrestricted Group	Installed Capacity (MW) *	Start of Comm. Operations	Expiration of Concession or Authorization	Type of Power Plant	CEMIG´s Stake
1st	Belo Monte	Norte Energia	Unrestricted	1,313	2016	08/26/2045	UHE	11.69%
2nd	Emborcação	CEMIG GT	Restricted	1,192	1982	07/23/2025	UHE	100.00%
3rd	Santo Antônio	SAESA	Unrestricted	553	2012	06/12/2043	UHE	15.51%
4th	Nova Ponte	CEMIG GT	Restricted	510	1994	07/23/2025	UHE	100.00%
5th	Irapé	CEMIG GT	Restricted	399	2006	02/28/2035	UHE	100.00%
Sub-Total (Top 5)				3,967
Total (All Plants)				5,755

(*) the installed capacity presented refers to the CEMIG’s stake

Transmission

The transmission business consists of transporting energy power from the facilities where it is generated to points of consumption, distribution networks and free customers. Its revenue depends directly on the availability of its assets. The transmission network comprises energy transmission lines and substations with voltage of 230 kV or more and is part of the Brazilian Grid regulated by ANEEL and operated by the ONS. See ‘The Brazilian Power Industry’.

On December 31, 2021, CEMIG GT and other CEMIG transmission networks had approximately 4,449 miles of lines, as follows:

CEMIG GT and other CEMIG transmission networks lines in miles
Classification	CEMIG GT	Other CEMIG Group Companies (1)
> 525 kV Lines	-	70
500 kV Lines	1,355	799
440 kV Lines	-	68
345 kV Lines	1,230	67
230 kV Lines	483	377
220 kV Lines	-	-
Total	3,068	1,381

(1)	Proportional to CEMIG’s stake in the relevant concession

Distribution

Within the CEMIG Group, energy distribution activities are conducted by a wholly owned subsidiary, CEMIG Distribution (‘CEMIG D’).

CEMIG D has five public service energy distribution concession contracts in the State of Minas Gerais, granting rights to the commercial operation of services related to the supply of energy to customers in the regulated ACR market in municipalities in its concession area, including customers that may be eligible, under the legislation, to become customers in the free market (Ambiente de Contratação Livre-ACL, the ‘Free Market’).

CEMIG D’s concession area covers approximately 219,104 square miles, or 96.7% of the territory of the State of Minas Gerais. On December 31, 2021, CEMIG D’s energy system comprised 339,086 miles of distribution lines, through which it supplied 24,374 GWh to 8,882,293 regulated customers and transported 22,183 GWh to 2,260 free customers that use our distribution networks. The total volume of energy distributed was 46,557 GWh, of which 47.3% was distributed to regulate and free industrial customers, 12.2% to regulate and free commercial customers, 24.0% to regulated residential customers, and 16.6% to other regulated and free customers.

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

Revenue Sources

The following table illustrates the revenues attributable to each of our principal revenue sources, in millions of Reais, for the periods indicated:

Year ended December 31,	2021	2020	2019
Energy sales to final customers	26,651	23,018	24,052
Revenue from wholesale supply to other concession holders	2,968	3,414	2,876
CVA (compensation for changes in ‘Parcel A’ items) and other financial components	2,146	455	58
Financial component arising from PIS/Pasep and Cofins taxes refunded to customers– realization	1,317	266	-
Revenue from use of the energy distribution systems – TUSD	3,448	3,022	2,722
Transmission operation and maintenance revenue	355	280	352
Interest revenue arising from the financing component in the transmission contract asset	660	438	328
Adjustment to expectation of cash flow from the indemnifiable financial asset of the distribution concession	54	16	18
Revenue from financial adjusting of the Concession Grant Fee	523	347	318
Construction revenues	2,104	1,637	1,292
Transactions with energy on the CCEE	1,157	154	432
Mechanism for the sale of surplus	453	234	-
Supply of gas	3,470	2,011	2,298
Fine for violation of service continuity indicator	(70)	(51)	(58)
Recovery of PIS/Pasep and Cofins taxes credits over ICMS	154	-	1,428
Other	1,935	1,709	1,721
Deductions from revenue	(13,679)	(11,722)	(12,351)
Total net revenues	33,646	25,228	25,486

Power Generation and Trading

Overview

CEMIG’s top five power plants accounted for over 69% of its installed energy generation capacity as of December 31, 2021.

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

The total volume of transactions in energy in 2021 was 84,716 GWh, an increase of 2.6% in comparison to the 82,552 GWh in 2020.

Generation Assets

As of the date of this annual report, the subsidiaries, jointly controlled entities and affiliates of CEMIG operated 65 hydro plants, totaling 5,662.10 MW.

We have incorporated subsidiaries in the State of Minas Gerais and other states in Brazil to operate certain of our generation facilities and to hold the related concessions.

The following are companies in which CEMIG GT owns 100% of the equity:

•	CEMIG Geração Camargos S.A., CEMIG Geração Itutinga S.A., CEMIG Geração Leste S.A., CEMIG Geração Oeste S.A., CEMIG Geração Salto Grande S.A., CEMIG Geração Sul S.A. and CEMIG Geração Três Marias S.A.; CEMIG GT incorporated these companies in 2016 to hold the concession contracts for 18 hydroelectric plants won in the auction the year before. The total installed generation capacity secured to CEMIG GT’s portfolio was 699,6 MW;
•	CEMIG PCH S.A. – Independent power producer, operating the Pai Joaquim small hydroelectric power plant;
•	Horizontes Energia S.A. – An independent power producer, operating the Machado Mineiro and Salto do Paraopeba SHPs in Minas Gerais; and the Salto do Voltão and Salto do Passo Velho hydroelectric plants, in the State of Santa Catarina;
•	Rosal Energia S.A. – Concession holder operating the Rosal hydro plant, on the border between the States of Rio de Janeiro and Espírito Santo;
•	Sá Carvalho S.A. – Production and sale of energy as a public energy service concession holder, through the Sá Carvalho hydroelectric power plant;
•	Cemig Geração Poço Fundo S.A. – Independent power producer, operating the Poço Fundo small hydro power plant, in Minas Gerais state, which assets were transferred from Cemig GT.

The generation companies in which CEMIG GT has joint control are:

•	Aliança Geração de Energia S.A. (45%) – Platform of growth and consolidation of generation assets held by CEMIG GT and Vale (55%). The assets involved in the formation of the Aliança include the Aimorés and Funil hydroelectric plants and the following generation consortia: Porto Estrela, Igarapava, Capim Branco I, Capim Branco II and Candonga. In addition to the hydroelectric plants in operation, there are four wind plants, which compose the Complexo Eólico Santo Inácio in northeastern Brazil. The company has installed capacity of 1,257 MW in operation, and will be responsible for investments in future projects of energy generation;
•	Aliança Norte Energia Participações S.A. (49%) – Together with Vale (51%), the company holds participation of 9% of Norte Energia S.A., holder of the concession to operate the Belo Monte hydroelectric plant, corresponding to an indirect equity interest of 4.41% and representing an installed capacity of 495 MW;
•	Amazônia Energia Participações S.A. (49% of voting share, 74.5% of total capital) – Owned jointly with Light (25.5%), holds 9.77% of Norte Energia S.A., representing an installed capacity of 818 MW indirectly held by CEMIG GT;
•	Renova (27.22% of voting stock, 13.80% of total capital classified as a non-current asset held for sale) – As of December 31, 2021, Renova had generation supply contracts totaling 627.8 MW of generation capacity, of which 190.5 MW were already in commercial operation;
•	Baguari Energia S.A. (69.39%) – The Company operates the Baguari Hydroelectric Plant through the Baguari Hydro Plant Consortium, together with Furnas Centrais Elétricas S.A. (30.61%). Baguari Energia S.A. owns 49% of the plant in partnership with Neoenergia, which owns the remaining 51%, through Baguari I Geração de Energia Elétrica;

•	Retiro Baixo Energética S.A. (49.9%) – Holds the concession for the operation of the hydroelectric power plant Retiro Baixo, located in the lower course of the Paraopeba River in the State of Minas Gerais, which has installed capacity of 82 MW and assured energy of 36.6 MW;
•	Hidrelétrica Cachoeirão S.A. (49%) – An independent power producer operating the Cachoeirão SHP, located at Pocrane, in the State of Minas Gerais. The other 51% is held by Santa Maria Energética;
•	Hidrelétrica Pipoca S.A. (49%) – An independent power producer that built and operates the Pipoca SHP, on the Manhuaçu River, in the municipalities of Caratinga and Ipanema, in the State of Minas Gerais. The other 51% is held by Asteri Energia S.A.;
•	Lightger S.A. (49%) – Independent power producer, formed to build and operate the Paracambi SHP (or PCH), on the Ribeirão das Lages river in the county of Paracambi, in the state of Rio de Janeiro. The remaining 51% shareholding is owned by Light;
•	Guanhães Energia S.A. (49%) – Guanhães Energia S.A. is jointly-controlled entity, which has four wholly-owned subsidiaries – PCH Dores de Guanhães S.A., PCH Senhora do Porto S.A., PCH Jacaré S.A. and PCH Fortuna II S.A.. Guanhães Energia S.A. is engaged in commercial operation of these four SHPs. Three of them – Dores de Guanhães, Senhora do Porto and Jacaré – are in the municipality of Dores de Guanhães; and one, Fortuna II, is in the municipalities of Virginópolis and Guanhães, all in the State of Minas Gerais. In July 2021, the project reached its 44 MW aggregate installed capacity;
•	Madeira Energia S.A (‘MESA’) (9.86%) – MESA owns 100% of Santo Antônio Energia S.A., hydroelectric plant in the Madeira River in the state of Rondônia. CEMIG GT´s indirect holding in MESA amounts to 8.05% and takes place through the following companies: SAAG, FIP Melbourne (33.12%), Parma (56.75%) and FIP Malbec (49.92%); and
•	Queimado Hydroelectric Power Plant – CEMIG GT holds an 82.5% interest in this entity and our partner in this project is CEB Participações S.A. (‘CEBPar’), a subsidiary of Companhia Energética de Brasília (‘CEB’), which owns 17.5% equity interest in the plant.

The following consortia were established to develop future projects:

•	Tapajós Consortium – The Tapajós Consortium was created to develop technical and environmental feasibility studies of hydro plants in the Tapajos river basin. Technical studies have already been finished and sent to ANEEL for analysis while environmental studies depend on certain licenses to be concluded. In December 2020, due to lack of predictability of a bidding process to be conducted by ANEEL, CEMIG GT formalized its withdrawal from the Consortium; and
•	Davinópolis Hydroelectric Plant (49%) – Consortium formed with Neoenergia (51%) to study the project’s feasibility of hydroelectric plant construction. Due to the unpredictability of whether the ANEEL Auction will be held, the economic and financial unfeasibility of the project with data previously collected, Neoenergia and CEMIG GT terminated the consortium in July 2021.

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

CEMIG GT owns 100% of the equity in the following companies with wind farms investments:

Central Eólica Praias de Parajuru S.A and Central Eólica Volta do Rio - Wind farms located in the State of Ceará with a total installed capacity of 70.8 MW.

CEMIG GT has joint participation in the following companies with wind farms investments:

Renova (27.22% of voting share and 13.80% of total capital classified as a non-current asset held for sale) - The Alto Sertão III Phase A Wind Complex, currently under implementation and approximately 92.5% completed, will consist of 26 wind farms located in the State of Bahia with a generation capacity of 432.6 MW.

Aliança Geração de Energia S.A. (45%) – Four wind farms, which compose the Santo Inácio Wind Project. The project, located at Icapuí, in the State of Ceará, started its commercial operation in December of 2017 and has an installed capacity of 98.7 MW. There are also two projects under construction: Projeto Eólico Acauã and Central Eólica Gravier. The latter is located at the State of Ceará, it will have a total installed capacity of 71.4 MW and its commercial operation is estimated to start at the beginning of 2022. The former is composed of Acauã I, Acauã II and Acauã III wind farms, it is located at the State of Rio Grande do Norte and has a total installed capacity of 109.2 MW. Its commercial operation is also estimated to start in 2023.

Expansion of Generation Capacity

Poço Fundo

On February 5, 2019, Brazilian electricity regulatory agency ANEEL approved an expansion of installed capacity of Poço Fundo, a Small Hydroelectric Power Plant located on the Machado River, in the state of Minas Gerais, from 9.16 MW to 30 MW. Additionally, the concession was extended until May 29, 2045. Upon completion of expansion, the plant will consist of two generating units of 15 MW each.

On January 6, 2020, expansion works started and the commercial operation of its first-generation unit is expected to begin in the first semester, 2022.

Três Marias GD

On December 20, 2021, the operation of photovoltaic plant Três Marias Geração Distribuída was initiated. This is the second solar plant designed and built by CEMIG GT. The investment amount was R$12 million. This enterprise generates 3.4 MWp and is located near the Hydro Plant UHE Três Marias.

Other Greenfield Projects

The Company has been developing other greenfield projects aligned with its strategic planning. The following projects are in the pursuing stage of selecting a seller and set the agreements:

•	PV Boa Esperança (107 MWp)
•	PV Jusante (87 MWp)
•	PV Três Marias Flutuante (76 MWp)

CEMIG GT continues to develop projects of windfarm and small hydro plant projects. The objective is to grow up 1 GW in generation power, with investments of R$4.5 Billion in CAPEX, until 2025, in order to accomplish the strategic plans.

CEMIG SIM

CEMIG SIM, a wholly owned subsidiary of CEMIG that operates in distributed generation and energy solutions, invested in its first two years of activity (2020 and 2021), approximately R$87.2 million in the acquisition of 49% stakes in eleven photovoltaic plants. Currently CEMIG SIM has reached 3,495 customers in the commercial and industrial low voltage segments, which consume 8.2 GWh monthly.

In 2022, CEMIG SIM plans to invest R$440 million in the commercial, residential and industrial segments.

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

The following tables give operating information on our transmission capacity for the dates indicated:

	Circuit Length of Transmission Lines in Miles as of December 31
Voltage of Transmission Lines	2021	2020	2019
500 kV	1,355	1,355	1,355
345 kV	1,230	1,230	1,231
230 kV	483	477	478
Total	3,068	3,062	3,064

	Transformation Capacity (1) of Transmission Substations as of December 31,
Substations	2021	2020	2019
Number of transmission substations (2)	39	39	38
MVA	18,613.15	18,854.65	18,104.65

(1)	Transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.
(2)	Shared substations are not included.

The tables below present operational information on the transmission capacity of the joint venture (subsidiaries and affiliates transmission CEMIG), proportional to the equity interest held by the CEMIG Group in each case, on the dates indicated:

	Transmission Network Extension in Miles as of December 31,
Voltage of Transmission Lines	2021	2020	2019
>525 kV	70	70	59
500 kV	799	740	685
440 kV	68	68	68
345 kV	67	67	67
230 kV	377	367	307
Total	1,381	1,312	1,186

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

On December 23, 2021, Cemig completed acquisition of the totality of the equity interests held by Cobra Brasil Serviços, Comunicações e Energia S.A. and Cobra Instalaciones y Servicios S.A. in Sete Lagoas Transmissora de Energia S.A. (SLTE), becoming the holder of a 100% of the shares in that company. The amount disbursed by Cemig was R$ 48 million.

SLTE acquired the concession for Lot H in ANEEL Auction 008/2010, for construction and operation of the Sete Lagoas 4 substation. The concession period of Sete Lagoas 4 substation started from in June 2014 until June 2041.

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

In 2021, we invested approximately R$1,520 million in the construction and acquisition of the property, plant and equipment needed to supply energy to our customers, expand and increase the capacity of our distribution system.

The following tables provide certain operating information pertaining to our distribution system, on the dates indicated:

Circuit length of distribution lines in miles – High voltage (from distribution substations to final customers) as of December 31,
Voltage of distribution lines	2021	2020	2019
161 kV	30.64	30.25	30.25
138 kV	8,076.86	7,946.62	7,970.98
69 kV	2,257.52	2,223.91	2,221.78
34.5 kV + 230 kV	636.95	633.78	633.75
Total	11,001.97	10,834.55	10,856.76

Circuit length of distribution lines in miles – Medium and low voltage (from distribution substations to final customers)
	As of December 31,
Voltage of distribution network	2021	2020	2019
Overhead urban distribution lines.	74,961.63	67,527.30	66,223.50
Underground urban distribution lines	1,577.20	1,524.16	1,539.70
Overhead rural distribution lines	263,181.41	259,200.32	256,819.88
Total	339,720.23	328,251.78	324,583.08

Step-down transformation capacity (1) of distribution substations as of December 31,
	2021	2020	2019
Number of substations	417	414	409
MVA	11,021.6	10,884.05	10,742.00

(1)	Step-down transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.

Expansion of Distribution Capacity

Our distribution expansion plan for the period of five years, comprising from 2018/2022, is based on projections of market growth. In order to accommodate this growth, we plan to add on distribution lines, up to 7,389 miles of medium and low-voltage, and 1,838 miles of high-voltage; 80 step-down substations, adding 2,150 MVA to our distribution network.

Purchase of Electric Power

During the year ended December 31, 2021, we purchased 5,580 GWh of energy from Itaipu, which represented approximately 12% of the energy we sold to final users, and 606 GWh (1.3%) of energy from PROINFA. We also purchased 1,063 GWh under Nuclear Energy Quota Contracts - Contratos de Cotas de Energia Nuclear, or ‘CCENs’. (2.3%) and 7,519 GWh of energy under Assured Energy Quota Contracts - Contratos de Cota de Garantia Física, or ‘CCGFs’. (16%). In addition to this compulsory purchase, we have two other types of supply arrangements: (i) purchases through public auctions, which accounted for approximately 23% of the energy purchased for resale during the year ended December 31, 2021; and (ii) long-term agreements existing prior to the New Industry Model Law, which represented approximately 2% of the energy purchased in 2021.

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

We are one of the electricity power distributors operating in the south, southeast and west-central regions of Brazil that are jointly required to purchase all of Brazil’s portion of the energy generated by Itaipu, in accordance with the Law No. 5,899/1973. The Federal Government allocates Brazil’s portion of Itaipu’s power among these energy companies in amounts proportionate to their respective historical market share of total energy sales. ANEEL enacted Resolution No. 2,355/2017 which set 10.09% as the percentage of Itaipu’s power production bestowed upon CCEE that CEMIG D would have to purchase in 2018. For 2019, Resolution No. 2,500/2018 set it at 10.03% and for 2020 it was set at 10.32% (Resolution No. 2,642/2019). For 2021, the resolution No. 2,804/2020 set it at 10.20%. These rates are fixed to defray Itaipu’s operating expenses and payments of principal and interest on Itaipu’s dollar-denominated borrowings and the cost in Reais of transmitting such power to the Brazilian grid. These rates are above the national average for bulk supply of power and are calculated in U.S. dollars. Therefore, fluctuations in the U.S. dollar/Real exchange rate affect the cost, in Real terms, of energy we are required to purchase from Itaipu. Historically, we have been able to recover the cost of such energy by charging supply rates to customers. According to our concession contract, increases in the supply rates may be transferred to the final customer upon approval by ANEEL.

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

‘Bilateral Contracts’ — CEMIG D entered into ‘bilateral contracts’ with various suppliers prior to the enactment of the New Industry Model Law in 2004. Such agreements are valid under their original terms but cannot be renewed. During the year ended December 31, 2021 CEMIG D didn’t enter new bilateral contracts.

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

Gasmig’s marketing efforts focus on its ability to provide a more economically efficient and environmentally friendly alternative to oil products, like diesel and liquefied petroleum gas (‘LPG’), wood, wood products and charcoal. From January to December 2021, Gasmig supplied approximately 3,801 million cubic meters of natural gas per day to 71,236 customers in forty cities: 99 large and medium-sized industrial plants, 1,154 small industrial plants and commercial customers, 59 retail distribution stations that supply natural gas to vehicles, 1 retail distribution stations supplying compressed natural gas (‘CNG’) to vehicles, 5 co-generation projects, 4 distributors of CNG to industrial customers, 69,912 homes, and 2 thermoelectric plants.

From January to December 2021, Gasmig registered an expense for the acquisition of gas of R$2,011 million compared to an expense of R$1,083 million in the period from January to December 2020, an increase of 85.69%. The number of customers has increased 15.99% (mainly residential), the increase in volumes are 19.81% and 65.70% for industrial plants and small industrial plants and commercial.

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

From January to December 2021, capital expenditures totaled R$43.5 million and 50.9 kilometers were added to our natural gas network. In 2021, studies began for the SDGN Centro Oeste Project, which aims to interconnect the municipalities of Betim, Sarzedo, Juatuba, Mateus Leme, Igarapé, São Joaquim de Bicas, Itaúna and Divinópolis, and later, the distribution of natural gas to other municipalities in the Central and Midwest regions.

In the city of Belo Horizonte, the main projects developed were those aimed at serving the Urban Market. High Density Polyethylene (‘HDPE’) densification networks were implemented in the Belvedere, Buritis, Camargos, Cidade Nova, Prado, Sion e Serra neighborhoods.

Gas distribution concessions

The concessions for distribution of natural gas are granted by each Brazilian state. In the state of Minas Gerais, the regulator, the State’s Economic Development Secretariat, sets the tariffs for natural gas by market segment. The tariffs are comprised of a portion for the cost of gas and a portion for the distribution of gas. Each quarter the tariffs are adjusted to pass through the cost of gas, and once a year they are adjusted to update the portion allocated to cover the costs relating to the provision of the distribution service – remuneration of invested capital and to cover all the operating, commercial and administrative expenses of the concession holder.

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

Also, under Third Amendment to the Concession Agreement, the total amount paid for the compensatory grant will be added to the Company's asset remuneration base and considered in the tariff review process by the grantor as an intangible asset to be amortized until the end of the concession contract, with immediate effects on the setting and review of tariffs.

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

On October 28, 2021, the Economic Development of Minas Gerais State - SEDE approved a tariff adjustment to be applied by GASMIG for the classes of industrial, cogeneration and GNC/LNG consumers, as of November 1st, 2021, with an average increase was 3% in relation to tariffs that were in force since August 2021. This increase refers to the variation in gas costs purchased by the Company.

On October 4, 2021, SEDE published on its website the result of Public Consultation No. 25/2021, which determined the cost rate of GASMIG's capital at 8.71% and that such rate should be applied at the end of the current tariff review process, effective from the next tariff cycle, starting as early as 2022. The Periodic Tariff Review (RTP) is a mandatory five-year process that is set forth in the concession contract entered into between the State of Minas Gerais and the concessionaire.

On January 03, 2021, the State’s Economic Development Secretariat (SEDE/MG) approved the tariff adjustment for Gasmig with effect from February 1, 2022 applied for the Industrial, Co-generation, Compressed Natural Gas, Liquid Natural Gas, Vehicle Natural Gas, Residential and Commercial customers. The average increase, depending on the customer category, was from 16% to 26%, compared to the tariffs in effect from November 2021, resulted from the variation in the cost of gas acquired to sell.

On January 28, 2022, the Minas Gerais State Government, through its SEDE, started the process of public consultation for Gasmig’s second Periodic Tariff Review, to establish the revenue required to be in effect in Gasmig’s next tariff cycle. The public consultation runs for 21 calendar days, ending on February 18, 2022.

Consulting and Other Services

CEMIG SIM was created in October 2019, as a merger of the companies Efficientia and CEMIG GD, to operate in the markets of distributed generation, energy efficiency and energy solutions. As well as the branding and marketing strategy focused on the retail sector, and on digital transformation of the electricity sector, the organizational culture of SIM, which has a strong character of innovation and technology, is being constructed so that clients are always at the center of decisions.

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

In 2021, CEMIG SIM sold the total of 7.753 MWh/month in supply, generated by 11 (eleven) photovoltaic plants (the Janaúba, Corinto, Manga, Bonfinópolis II, Lagoa Grande, Lontra, Mato Verde, Mirabela, Porteirinha I, Porteirinha II and Brasilândia plants) and CEMIG SIM had 4,752 clients.

Regarding energy solutions, in 2022, CEMIG SIM will work on the implementation of photovoltaic plants at medium-voltage clients and on energy efficiency projects. Business models are also being developed for the markets of energy storage, electric vehicles, and cogeneration.

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

The total energy losses recorded by CEMIG in the year of 2021 was 6,717 GWh, a 4.2% decrease in comparison to 2020 (7,012 GWh). The CCEE apportioned losses in the national grid totaling 477 GWh to CEMIG D. Other energy losses, totaling 6,240 GWh, include technical and non-technical losses in the local distribution system.

Technical losses were approximately 78% of the total losses related to CEMIG D for the year ended December 31, 2021. Losses in distribution are inevitable because of transport of energy and its transformation into different levels of voltage. We seek to minimize technical losses by rigorous and regular assessments of the operational conditions of the distribution facilities, and investment to expand distribution capacity, for maintaining quality and reliable levels, thus reducing technical losses; we also operate the system in accordance with certain specific voltage levels, to reduce the level of losses. Technical losses are not strictly comparable: longer distribution distances (for example, in rural areas), naturally have higher technical loss levels.

Non-technical losses were approximately 22% of CEMIG D’s total energy losses in 2021. Such losses are caused by customer fraud, illegal connections to the distribution network, and errors in metering and defects in meters. To minimize non-technical losses, preventive actions are taken regularly: customers’ meters and connections are inspected; meter readers are trained; metering systems are modernized; procedures for installation and inspection of meters are standardized; meters with quality control guarantees are installed; and the database of customers is updated.

The non-technical losses of different distributors can be partially comparable, take into account the social complexities in the concession area and the effectiveness of efforts to prevent losses.

Quality indicators – DEC and FEC (SAIDI and SAIFI)

At the end of 2021, the indicators that measure the quality of supply by CEMIG D – (i) System Average Interruption Duration Index (‘SAIDI’), expressed as a figure per customer, in hours per year; and (ii) System Average Interruption Frequency Index (‘SAIFI’), also expressed as a customer-experienced average, were 9.46 and 4.60, respectively. In 2020, the figures for SAIDI and SAIFI were 9.71 and 5.07, respectively. The indicator calculation process is certified according to ISO Quality Standard 9001.

The result achieved in 2021 shows the efficiency in the application of resources, as well as the commitment to continuous improvement and customer service.

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

	SAIDI-i (hours)					SAIFI-i. (Interruption)
Year	2017	2018	2019	2020	2021	2017	2018	2019	2020	2021
Limit	11.32	11.03	10.73	10.44	10.08	7.76	7.39	7.03	6.67	6.56
Performed	11.18	10.42	10.56	9.58	9.46	5.44	5.13	4.85	4.86	4.60

In 2021, the Company achieved the best result in its history, 9.46 hours, compared to the limit of 10.08 hours set by the Grantor (‘ANEEL’).

The concession contracts have limitation of in the distribution of dividends and/or payment of Interest on Equity to the minimum established by law, in the event of non-compliance with the annual indicators for outages (SAIDI and SAIFI) for two consecutive years, or three times in a period of five years, until the regulatory parameters are restored. CEMIG D was non-complaint for three times in the past five years, and, in such circumstances, CEMIG D limited the amount of dividend and interest on equity, to 25% of net income.

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

This market comprises sales of energy to:

•	Regulated customers in CEMIG’s concession area in the State of Minas Gerais;
•	Free customers both in the State of Minas Gerais and other states of Brazil, through the Free Market;
•	Other participants of the energy sector – traders, generators, and independent power producers, also in the Free Market; and
•	Distributors, in the Regulated Market.

In 2021, we sold a total of 54,087 GWh, or 1.5% more than in 2020, while the total of power we transported for free customers was 10.5% higher, at 22,183 GWh. Sales of energy to final customers plus our own consumption in 2021 totaled 43,263 GWh, or 9.8% higher than in 2020. Sales to distributors, traders, other generating companies, and independent power producers in 2021-totaled 10,825 GWh – or 22.2% less than in 2020.

In December 2021, CEMIG Group invoiced 8,886,126 customers – a growth of 2.2% in the customer base in the year since December 2020. Of these, 8,885,708 are final customers, including CEMIG’s own consumption; and 418 are other agents in the Brazilian energy sector.

Sales to Final Customers

Residential

The residential customer category accounted for 20.7% of CEMIG’s energy sales in 2021, totaling 11,186 GWh – or 1.9% more than in 2020. The average monthly consumption per customer in 2021 was 127.7 kWh/month, or 0.7% less than in 2020 (128,6 kWh/month).

This higher consumption by the residential customer category can be explained by the growth of 2.6% in the number of customers.

Industrial

Energy billed to regulated and free industrial customers in the State of Minas Gerais and other states was 30.2% of the total volume of energy traded by us in 2021, at 16,361 GWh, or 28.5% higher than in 2020.

This increase is the result of the reduction of 4.4% in the captive market, and the increase of 33.8% in the free market.

The reduction in the captive market is due to the migration of consumers to the free market, and the variation in energy sold to free industrial customers is related to new sales contracts from January 2021 and increased consumption after flexibilization of activities during the Covid-19 pandemic.

Commercial and Services

Energy sold to regulated and free customers in this category in Minas Gerais and other states was 15.4% of the total volume of energy traded by us in 2021, at 8,334 GWh, 2.8% less than in 2020. This reflects a decrease of 5.5% in the volume billed to regulated customers of CEMIG D, and an increase of 0.1% in the volume billed by CEMIG GT and its wholly owned subsidiaries to free customers in Minas Gerais and other Brazilian states.

The commercial and services category was affected by the impacts of the Covid-19 pandemic. In addition, the captive market reflects the significant migration of consumers to distributed microgeneration and the migration of consumers to the free market.

Rural Customers

Energy consumed by the rural customer category in 2021, at 3,975 GWh, was 5.6% higher than in 2020, and 7.3% of the total in 2021. These results are primarily related to the increase in consumption of the irrigation segment, due to less rainfall in several months of 2021 compared to 2020.

Other customer categories

Supply to other categories – government, public lighting, public services, and our own consumption – totaled 3,406 GWh in 2021 or 1.6% higher than in 2020.

Sales in the Free Market, and ‘Bilateral Contracts’

In 2021, total sales of energy were 8,728 GWh, or 26.1% less than in 2020.

This reduction is resulted of the variation of the volume contracted with traders of customers and the higher volume of short-term sales to traders in the first months of 2020, that happened in order to redeem part of the credit that CEMIG GT has in the CCEE.

Sales in the Regulated Market

Sales in the Regulated Market in 2021 totaled 2,097 GWh or 0.1% less than in 2020.

The table below presents CEMIG Group’s market in more detail, itemizing transactions in 2021 compared to 2020:

Type of Sale	2021				2020				Variation YoY
	Customers		Energy		Customers		Energy		Customers	Energy
	Amount (un)	Participation (%)	Amount (GWh)	Participation (%)	Amount (un)	Participation (%)	Amount (GWh)	Participation (%)	Variation (%)	Variation (%)
Traded Energy	8,886,126	100.00	54,087	100.00	8,698,095	100.00	53,309	100.00	2.16	1.46
Sales to final customers	8,884,978	99.99	43,229	79.93	8,697,006	99.99	39,368	73.85	2.16	9.81
Residential	7,297,174	82.12	11,186	20.68	7,113,837	81.79	10,981	20.60	2.58	1.87
Industrial	31,009	0.35	16,361	30.25	30,630	0.35	12,731	23.88	1.24	28.51
- Captive	29,580	0.33	1,695	3.13	29,525	0.34	1,773	3.33	0.19	-4.41
- Free	1,429	0.02	14,666	27.12	1,105	0.01	10,958	20.56	29.32	33.84
Commercial	795,684	8.95	8,334	15.41	778,119	8.95	8,571	16.08	2.26	-2.76
- Captive	793,708	8.93	4,143	7.66	776,942	8.93	4,384	8.22	2.16	-5.49
- Free	1,976	0.02	4,191	7.75	1,177	0.01	4,187	7.85	67.88	0.09
Rural	673,018	7.57	3,975	7.35	688,212	7.91	3,766	7.06	-2.21	5.55
- Captive	673,008	7.57	3,944	7.29	688,201	7.91	3,749	7.03	-2.21	5.20
- Free	10	0.00	31	0.06	11	0.00	17	0.03	-9.09	84.29
Other Categories	88,093	0.99	3,373	6.24	86,208	0.99	3,319	6.23	2.19	1.63
Own Consumption	730	0.01	33	0.06	708	0.01	34	0.06	3.11	-2.98
Wholesale sales	418	0.00	10,825	20.01	381	0.00	13,907	26.09	9.71	-22.16
- Contracts in Regulated Market	28	0.00	2,097	3.88	27	0.00	2,099	3.94	3.70	-0.10
- Free and bilateral contracts	390	0.00	8,728	16.44	354	0.00	11,808	22.15	10.17	-26.08

This table presents the CEMIG’s Group’s sales to the Industrial user category in 2021, by sector of activity:

Sector of activity	Volume invoiced (GWh)	(%)
Mining	2,332	14.3
Foods	2,053	12.5
Nonmetallic minerals	1,891	11.6
Chemicals	1,620	9.9
Metallurgy	1,572	9.6
Plastic Products	1,462	8.9
Automotive	1,107	6.8
Cellulose and Paper	1,021	6.2
Textile	741	4.5
Other sectors	2,562	15.7
Total, industrial customers	16,361	100.0

The ten largest industrial customers served by the CEMIG Group, located in Minas Gerais and other states of Brazil, in terms of revenue, are:

Customer	Activity
WHITE MARTINS	Chemicals
HOLCIM	Non-metallic mineral product manufacturing
SYLVAMO DO BRASIL	Paper
USIMINAS	Metallurgy and Mining
SAMARCO	Metallic Mining
COMPANHIA BRASILEIRA DE METALURGIA E MINERACAO	Metallurgy and Mining
CARBETO DE SILICIO SIKA BRASIL	Chemicals
NOVELIS DO BRASIL	Metallurgy
FIAT CHRYSLER AUTOMOVEIS BRASIL	Automotive
ARCELORMITTAL	Metallurgy

Billing

Normative Resolution 1,000/2021, published by the ANEEL, regulates billing of customers who have active supply contracts with CEMIG D, among other instruments.

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

Medium Voltage customers are those that receive supply at a voltage of 2.3 kV or more, which amount to about 13,552 customers, which are billed within two business days after the meter reading. They receive invoices both in printed form and by email, payable five business days from the date of delivery at the customer’s address. Due to modernization and automation of the meter reading of these customer units, by using remote metering, CEMIG D now has approximately 99.89% of its billing automated. This enables the customer unit to be metered in Real time – so that CEMIG D records and updates consumption of energy at regular intervals.

Low Voltage customers are billed in cycles, which vary between 27 and 33 days. The bill is delivered simultaneously with the meter reading. A total of 8,167 million customer units are billed using this technology, which is known as ‘On Site Billing’. These bills are payable five business days from the date of their delivery (or 10 business days for the establishments of public entities and bodies). The great majority of the amounts billed to this category of customers are for energy actually consumed. Only 1.08% of these customers are billed based on estimated consumption (i.e., on the arithmetic mean of the amounts recorded for the 12 months prior to the consumption that is not measured).

In addition to the implementation of ‘On Site Billing’, CEMIG D has invested to increase the number of bills sent by email, which grew by 53.9% in 2021, with approximately 725 thousand customers now receiving their billing online. CEMIG intensify campaigns to incentivize customers to choose this way of receiving their monthly bills. The reduction in the volume of printed-paper used for billing helps reduce its global cost to the Company and contributes to environmental sustainability for the planet.

In 2021, CEMIG D saved approximately R$1.651 million with the electronic invoices sent monthly. Modernization of the billing system and the distribution network has significantly contributed to customers’ satisfaction and the quality of CEMIG’s energy supply. CEMIG intends to continue with improvement in this and related fields.

Seasonality

CEMIG’s sales of energy are affected by seasonality. Historically, consumption by industrial and commercial customers increases in the fourth quarter due to their increase in activity. The seasonality of rural consumption is usually associated with rainfall periods. During the dry season between the months of May and November, more energy is used to irrigate crops. The table below presents quarterly figures for energy billed by the CEMIG Group to final users, regulated customers and free customers from 2019 to 2021, in GWh:

Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2021	10,507	10,627	10,931	11,165
2020	10,119	9,267	9,754	10,227
2019	10,343	10,339	10,656	10,838

Competition

Contracts with Free Customers

On December 31, 2021 CEMIG GT had a portfolio of contracts with 4,647 free customers. Of this total, 3,363 customers were located outside of the State of Minas Gerais, amounting to 73% of the total volume of energy sold by CEMIG GT in 2021.

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

Environmental Matters

Overview

Our generation, transmission and distribution of energy and our distribution of natural gas are subject to federal and state legislation relating to preservation of the environment. The Brazilian Constitution gives the Federal Government, states and municipalities powers to enact laws designed to protect the environment and issue enabling regulations under these laws. As a general rule, while the Federal Government has the power to promulgate general environmental regulations, state governments have the power to enact specific and even more stringent environmental regulation and municipalities also have the power to enact laws in their local interest. We have complied with the relevant environmental laws and regulations in all material aspects.

In accordance with our environmental policy, we have established various programs to prevent and minimize damage, aiming to limit our risks related to environmental issues.

Management of vegetation in the energy system

The important and essential role of vegetation for maintaining life on the planet is widely known in various fields of research. The presence of trees and green areas in an urban environment – the presence of volumes of trees in urban areas – is determinant for maintaining safe environmental conditions for society.

However, the interaction of trees with electricity distribution cables can cause serious risks to the population as well as outages in supply of electricity to consumers. As a result, CEMIG carries out regular annual preventive maintenance programs in both urban and rural regions.

In urban areas, maintenance mainly takes the form of pruning of trees that present a real or potential risk of touching electricity cables. The pruning is supervised by professionals legally qualified for this work and carried out by trained teams to preserve the electricity system and the health and safety of the trees.

In rural areas, the path below electricity cables is cleaned, which consists of the removal of vegetation, whether on the scale of herbal species, bushes or trees that are in the path of electricity power networks and distribution lines. This activity is also supervised by trained and qualified professionals and can be carried out on a localized one-off basis, to achieve maximum preservation of the environmental conditions at the location.

Research and Development projects

In recent years CEMIG has invested a considerable amount of funds in innovation projects, through the Research and Development (P&D– ‘Pesquisa e Desenvolvimento’) program of Brazil’s electricity regulator, ANEEL (Agência Nacional de Energia Elétrica). The innovations developed through the Company's R&D projects directly benefit the public. Some examples include an electric car project, a project for an unmanned aerial vehicle, and expansion of the use of solar energy.

The Vegetable Handling unit has also developed research projects for generation of innovative methodologies and improvement of CEMIG’s environmental performance in this area. Some highlights are:

•	P&D 601 The Project “Breaking Tree Branches: a model for risk of tree branches falling, for preventive maintenance and reduction of impact on the distribution network”. This is a project in partnership with the São Paulo Technological Research Institute (Instituto de Pesquisas Tecnológicas de São Paulo – IPT), to build an easy-to-use mathematical model to be able to predict the risk of falling branches that are located above electricity networks, based on their physical and morphological characteristics. This enables preventive measures to be taken to avoid accidents and electricity outages.
•	P&D 615: “Development of a methodology for evaluating urban trees for risk of falling, using ground penetrating radar.” This is a project in partnership with the Sete Lagoas campus of the Federal University of São João del Rei, aiming to develop a method of assessing the conditions of the roots of urban trees, since the greatest cause of trees falling on electricity networks is rupture or absence of sustaining roots.

•	P&D 628: “Development of a Computer Tool for Management of Trees Close to Electricity Networks – Continuation: Other Causes”. This is a continuation of Project D509, a partnership with Rio de Janeiro Federal University, aiming to construct a low-cost system for monitoring of electricity outages caused by interaction between vegetation and distribution cables.

Environmental Licensing

The purpose of environmental licensing is to establish conditions, restrictions and environmental control measures that should be complied with by entities and individuals to install, expand and operate entities or activities that use environmental resources or have the potential to cause damage to the environment.

Brazilian law requires obtaining licenses for various activities, including construction, installation, expansion and operation of any facility that uses environmental resources, causes significant environmental or polluting degradation or has the potential to cause environmental degradation or pollution or even impacts heritage archaeological, historical and cultural of the community.

Each license is valid for a specific period of time, and a renewal filing must be made before its expiration. Under Complementary Law No. 140 of December 8, 2011, the renewal filing of an environmental license must be made at least 120 days before the license expires and remains valid until the environmental authority states an opinion and/or issues a new license. If the renewal filing is not made within this period, and the license is not renewed, and the company continues its activities, the company will be subject to administrative and criminal sanctions.

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

For the generation facilities located in the State of Minas Gerais, which are subject to the environmental licensing under state level, we have agreed with Supram and IBAMA to bring our facilities into compliance on a gradual basis. For those facilities of CEMIG GT that started operations before February 1986, we have prepared the required environmental assessments, filed applications before the appropriate environmental bodies, and submitted them for analysis. Under the applicable law, the Company is allowed to operate while awaiting the requisition appreciation. In order to comply with the conditions, we used the Condition Compliance Index – ICC.

In 2021, CEMIG GT obtained four corrective operational licenses, entered into one Conduct Adjustment Commitment, and received four Authorizations for Environmental Intervention (Documentos Autorizativos para Intervenção Ambiental – DAIAs); and CEMIG D received 35 Authorizations for Regularization for projects, within the DAIA category. All the processes referred to above were regularized in the regional units of the Minas Gerais State Forests Institute (Instituto Estadual de Florestas – IEF) by its offices distributed throughout the State of Minas Gerais.

Distribution of natural gas by Gasmig through pipelines throughout Minas Gerais is also subject to environmental control. In most cases the environmental authority of the State of Minas Gerais (Secretary of State for Environment and Sustainable Development – SEMAD) has issued all licenses necessary for the regular operation of Gasmig’s activities.

Environmental licenses and authorizations issued by relevant municipal, state and federal bodies usually impose conditions relating to environmental impacts inherent to our activities, which must be complied with for the environmental licenses to remain valid. They must be complied with as long as the license is in force. To this end, CEMIG is taking appropriate steps for full compliance, and to provide evidence of compliance to the relevant environmental authorities, in each case to avoid any subsequent administrative or criminal penalties, which can include fines, suspension of operations or revocation of licenses.

Environmental Legal Reserves

Under Article No. 12 of Federal Law No. 12,651, of May 25, 2012 (the new “Brazilian Forest Code”), a Legal Reserve is an area located inside a rural property or holding that is necessary for the sustainable use of natural resources, conservation or rehabilitation of ecological processes, conservation of biodiversity or for shelter or protection of native fauna and flora. As a general rule, all owners of rural properties must preserve an area as a Legal Reserve. However, Article 12, §7º of the new Brazilian Forest Code establishes that a Legal Reserve will not be required for areas acquired or expropriated by the holder of a concession, permission or authorization to exploit hydroelectric power potential, in which projects for electric power generation, or energy substations or transmission or distribution lines are operating.

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

Permanent Preservation Areas

The vegetation surrounding the reservoir is statutorily classified as Permanent Preservation Areas or APPs. The length of the APP varies depending on whether the reservoir is located in rural or urban areas. In rural areas, at least 30 meters should be preserved, while in urban areas, at least 15 meters should be preserved. Preservation of APPs is mandatory, and intervention is allowed in specific situations, and pursuant to State Law No. 20,922/ 2013, for reservoirs that were registered or had their concession or authorization contracts entered into before August 24, 2001, the APP range will be the distance between the maximum normal operating level and the maximum quota.

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

Fish Management – The Peixe Vivo Program

Construction of hydroelectric plants may create a risk for a fish due to various changes in the aquatic environment caused by operation of plants. One of the main activities of CEMIG’s Environmental Management Department is to prevent and mitigate environmental accidents involving the native fish population at its hydroelectric power plants. Further, CEMIG has developed a methodology for evaluating the risk of fish mortality at the plants to mitigate the impacts caused by the operation of its plants. The company also carries out research projects in partnership with universities and research centers to develop scientific knowledge to serve as a basis for more effective fish population conservation programs to be implemented by CEMIG.

In June 2007, we created the Peixe Vivo Program (“Programa Peixe Vivo”) as a result of members of senior management believing that it was necessary to take more effective measures to preserve fish populations of the rivers where the company has operations. The program’s main activities are summed up in its mission, which is: “To minimize the impact on fish species, seeking handling solutions and technologies that will integrate energy generation by CEMIG with conservation of native fish species, promoting involvement of the community”.  Since its creation, the program has been operating on two fronts – one seeking preservation of fish populations in the State of Minas Gerais, and the other focusing on forming protection strategies to avoid and prevent fish deaths at CEMIG’s hydroelectric plants. The adoption of scientific criteria for decision-making, establishment of partnerships with other institutions and modification of practices adopted because of the information generated are the principles that guide the work of the Peixe Vivo team.

Since 2018, the members of Peixe Vivo Program have been developing the fish death risk assessment program (‘Programa de Avaliação do Risco de Morte de Peixes – PARMP’) aiming to mitigate potential risks related to maintenance and operation of hydroelectric plants. Fish fauna monitoring executed periodically and before operational procedures of plants is the main action of Peixe Vivo Program team to reach the goal of PARMP. Biologists evaluate fish density and environmental conditions based on monitoring data. The PARMP has been developed and validated during two consecutive research projects and is now implemented as continually optimizing program of the Company. So far, a 78% reduction of mean monthly fish biomass impacted by operation of plants has been observed since the beginning of PARMP.

On average, over the period 2007 to 2021 CEMIG spent R$6.2 million per year in activities and research projects in relation to the Peixe Vivo program.

The Peixe Vivo program runs five scientific projects in partnership with research institutions, involving more than 78 students and researchers.

These partnerships, which have been operating since 2007, have resulted in 670 technical publications up to today’s date, and have been referenced nationally and internationally for the practices of fish conservation and dialog with the community, presenting CEMIG’s work in several countries, and various states of Brazil. These academic results, jointly with the involvement of the community, have been used to create more efficient and practical conservation programs that make it possible for fish to coexist with generation plants in Brazilian rivers.

Urban Occupation of Rights of Way and Reservoir Banks

Gas Pipelines — Gasmig’s natural gas distribution networks are underground and run through rural and urban areas. Pipes are usually installed on public roads near pluvial drainage, sanitation, energy and telecommunications, among other utilities. Installation of the networks in the urban subsoil presents risks of damage to the pipelines from third party maintenance workers. However, all our gas networks are flagged according to national standards and internal procedures. In addition to security signaling, the presence of the Gasmig network in roads, streets and other areas is shown on the Company’s website, where the network map is made available in a complete and up-to-date manner. Gasmig provides free on- site guidance services for third parties excavations through its Dig Safely (“Escave com Segurança”) program. Guidance and support for safe execution of their work can be requested through Gasmig’s 24-hour helpline.

Gasmig also has network inspection plans, in order to verify the security conditions of the system and prevent illegal intrusions, constructions or erosions nearby the pipelines.

In 2021, mitigation measurements adopted by Gasmig reduced third parties’ damages flaws comparing prior numbers. The efficiency of third parties’ damages prevention was about 99.73%, considering the total number of interventions executed near the pipelines. Gasmig’s distribution networks have clear signage, with geo-referencing recorded on a central register. This register is available for prior consultation and orientation when the public or other organizations are preparing or proposing projects. Orientation is given for carrying out works that might interfere with gas pipelines. The loss of natural gas was reduced because of the low pressure used on damages ducts and because of the short time response to leak containment. In collaboration to shorten the response of incidents, safe zones (blockades) were created, making the attendance more effective. Gasmig also implemented a Management Plan of the Integrity of Metallic Gas Pipeline. From that plan, appropriate techniques are being used to a direct assessment threats to external and internal corrosion of gas pipelines.

Irregular occupation of high-voltage overhead lines – we have easements for our transmission and distribution networks over land subject to restrictions. A significant portion of such land areas, however, has been occupied by unauthorized construction, majority residential constructions. This type of activity causes risks of electric shock and accidents involving residents and constitutes an obstacle to the maintenance and operation of our energy system. We are currently seeking solutions for these problems, which will involve either resettlement of these occupants or improvements that would make it possible to maintain our energy system safely and efficiently.

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

Irregular occupation in Generation assets – Generation assets security measures are adopted to protect power generation facilities against invasions. Invaders found inside the facility are included by the surveillance team and provided to retire from the site, which occurs without resistance or violence.

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

The Company maintains a team to carry out periodic inspections in its areas, advising the community on the prohibition of construction and removal of irregular occupants before the company takes legal action for repossession.

Considering the vast area and the number of reservoirs, the Company is implementing in its inspection methodology the use of satellite images to identify irregular occupations, which helps to identify these invasions and any environmental damage with greater efficiency.

The Carbon Market

We believe that Brazil has a significant potential to generate carbon credits from clean energy projects that observe the Clean Development Mechanism, or “CDM”, or the Voluntary Markets. Every year, we seek to quantify our emissions and publish our main initiatives in reducing the emission of carbon dioxide, for example through the Carbon Emission Project.

The CEMIG Group participates in CDM projects registered in the United Nations Framework Convention on Climate Change (UNFCCC), which includes seven SHPs with a capacity of 116 MW and two hydroelectric power plants with a combined generation capacity of 3,708 MW and a solar power plant with capacity of 3MW. The process of verification and emission of part of the carbon credits of Cachoeirão SHP and UHEs Baguari and Santo Antônio has been completed, corresponding to approximately 1,402 tons of CO2 emissions avoided through this program.

Management of equipment and waste contaminated with Polychlorinated Biphenyls, or “PCBs”

Brazil has signed and ratified the Stockholm Convention (SC) that includes goals related to the management of PCBs within electrical equipment. Brazil has prohibited the production, import and sale of PCBs since 1981 and it has been making efforts towards the goals of the SC.

At CEMIG, almost all of the large equipment contaminated with PCB were removed from the electrical system and sent for incineration. The few large equipment contaminated with PCB still under operation are going to be properly disposed of within the deadlines of the SC.

CEMIG has been maintaining its historical good practices in order to avoid further contamination.

Environmental Actions of Gasmig

Gasmig is carrying out environmental recovery operations in areas of the Serra do Rola Moça State Park, due to the need for environmental offsetting in relation to gas pipelines being installed.

The Serra do Rola Moça State Park covers parts of the municipalities of Belo Horizonte, Brumadinho, Nova Lima and Ibirité. The Serra do Rola Moça State Park has a rich biodiversity and it has great importance in the protection of hydrological resources.

The areas in which Gasmig is working were degraded by old mine facilities and are in an area that is easy to access, close to the Integrated Operations Center.

Physical adaptations have been made for improvements in surface water runoff, with the construction of various palisades for retention of sediments, to favor site quality for planting of 3,000 saplings of tree species that are native to the region.

Gasmig’s planning includes construction of the Center-West Natural Gas Distribution System (Sistema de Distribuição de Gás Natural Centro Oeste, or SDGN Centro Oeste), a gas pipeline initially enabling interconnection of the municipalities of Betim, Sarzedo, Juatuba, Mateus Leme, Igarapé, Itaúna and Divinópolis.

All the environmental studies have been completed – including the Environmental Impact Study (Estudo de impactos ambientais- “EIA) and the related Environmental Impact Statement (RIMA). These studies will support consideration of the application for the environmental license, which is the responsibility of the Minas Gerais State Priority Projects Supervision Authority (Autoridade de Supervisão de Projetos Prioritários do Estado de Minas Gerais -Suppri), of the State Environment and Sustainable Development Department (Semad).

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

Load Dispatch Center

CEMIG’s System Operation Center (Centro de Operação do Sistema, or ‘COS’), located at the head office in Belo Horizonte, is the nerve center of the transmission and generation operations. With a modern control room, it coordinates the operations of the entire energy system, in Real time, providing operational integration of the generation and transmission of power. It also operates the interconnections with other generation, transmission, and distribution companies. The supervision and control executed by the COS now extends to 53 extra high voltage substations, 17 major generating power plants, 29 minor generating power plants and 3 wind farms.

Through its activities, the COS permanently guarantees the security, continuity, and quality of the energy supply to its clients and to the system. The activities of the COS are supported by up-to-date telecommunications, automation, and information technology resources, and executed by highly qualified personnel. The COS has a Quality Management System, with ISO 9001:2015 certification.

Distribution Operation Center

Our distribution network is managed by a Distribution Operation Center (Centro de Operações de Distribuição, or ‘COD’), located in Belo Horizonte. The COD monitors and coordinates our distribution network operations in real time. They are responsible for the supervision and control of 417 distribution substations, 328,251 miles of medium and low voltage distribution lines, and 11,122 miles of sub-transmission lines and 8.85 million customers and operates in 774 municipalities of Minas Gerais.

We provided an average of 19,141 operating services in the field a day in 2021. There are various systems in use to automate and support the COD’s processes, including trouble call, field crew management, distribution substation supervision and control, restoration of power, emergency switching, network disconnection, and inspection. Technologies, including a Geographic Information System and Satellite Data Communication Helpline, to reduce customer service restoration time and provide better customer service. These are devices, installed along our distribution network, that sense and interrupt fault currents, and automatically restore service after momentary outages, improving operational performance and reducing restoration time and costs.

Geoscience Information System

The Atlantis system modernized and unified CEMIG’s system of geoprocessing of distribution lines and networks. The system enables management of resources with a geospatial vision, allows the planning of expansions, records electrical equipment to the analysis of electrical networks, and assists in compliance with ANEEL’s normative resolutions.

The Geographic Information System (‘GIS’) enable us to give support to the processes of registry and design, as well as supporting the following corporate processes: network expansion and maintenance, protection of revenues, planning and supplies, property services and management of assets through full integration with the Enterprise Resource Planning (‘ERP’) system, besides supporting the operations.

Additionally, it provides support to engineering through integration with the electrical and mechanical calculations system that offers network analysis and suitable network sizing. The Atlantis system is used by CEMIG's high, medium, and low voltage asset registration teams.

In 2019, we´ve implemented the reconciliation of the grid registration units with the elements registered in SAP/ERP, the consultation module and the electrical calculation module.

Last year the Project Machine module was activated, which manages the process of elaborating electrical projects in an integrated way with the SAP/ECC system, so that the generation of the BOM (material list) is created in an automated way from the technical drawing elaborated in Atlantis with synchronization of all the steps of the process between the Atlantis System and the PM module of SAP/ECC. The process includes the customer's request in SAP/CRM, execution authorization, drawing preparation, sending of the BOM, budget preparation, authorization for execution of the work, construction, project modifications (as built), inspection, measurement of construction, payment, closing and capitalization of the assets deployed.

In 2021, we replaced the obsolete PIDION Windows Mobile platform - equipment used by electricians to attend customers services, deploying a up to date technology Android smartphone solution. This upgrade brought agility, safety and better experience for our field workers. This engineering system (acronymous GDIS - Gestão da Distribuição) is responsible for coordinating field service operations (maintenance, restoration and customer services in low and medium electric tensions), attending around 27 thousand customer services per day, performed by 2 thousand teams daily connected to this system by GPRS exchange message or satellite connection, sending about 700 thousand messages monthly.

CEMIG has another IT solutions based in GIS technologies, such as, geographic panels with data available in tabular and map views, automation panels for distribution's operations, system to management, inspection and security of dams and integrations to permit access to simple map views.

Internal Telecommunications Network

CEMIG's telecommunications network comprise 1036 Communication Stations. 387 of these have high-performance microwave links and an optical system of approximately 2,519 km of optic fiber providing a mix of telecommunications network. Our robust data network also contains communication facilities that share the infrastructure of substations, generation plants and high voltage transmission and distribution lines.

The solution provides a range of services from corporate and operational telephonic networks to the critical telecommunications network, which is dedicated to monitoring, protection and control of generation plants, substations, transmission and distribution lines, the dispatching of field teams to carry out technical and commercial services, as well as the forecast of lightning and storms and hydro meteorological systems to operate reservoirs.

To support the control and supervision of the medium voltage distribution network's system, there is a private radio communication system, installed in approximately 1,100 automated protection or switching equipment. Another 1,338 automated devices are monitored by a satellite solution, and a third party, with around 9,600 equipment (cellular and modems) are served by a public mobile network.

Commercial and technical services dispatch are supported by 1,200 mobile vehicle terminals connected by a hybrid satellite and cellular solution and 400 handhelds equipped with the cellular solution.

Approximately 60,000 energy meters make up an Advanced Metering Infrastructure ('AMI') and are equipped with the cellular or satellite communication solution and dedicated to revenue protection. There are currently 47,532 points settled in low voltage customers in the metropolitan region of Belo Horizonte.

The Telecommunication architecture is aligned with market standards, using latest version equipment, which is monitored, operated and managed using the latest technological solutions.

The Telecommunication Network Operation monitors and operates the infrastructure 24 hours a day, 7 days a week to ensure the continuity and reliability, in accordance with Brazilian´s regulatory requirements and in compliance with ANEEL regulations, operating procedures of the National Grid Operator ('ONS') and others specific regulations.

Corporate Data Network

Our corporate data network serves 608 units in 335 cities of Minas Gerais linked to a mix of private and public telecommunication infrastructure which includes microwave links, optical fibers and metallic cables networks.

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

In 2021 CEMIG strengthened its cybersecurity program by adopting new technologies and tools to prevent cyber-attacks and data privacy breaches. That includes a new data loss prevention solution, modern antimalware, alert and monitoring tools.

CEMIG maintains an ongoing safety awareness program for its employees through annual campaigns.

IT Governance Program

Our Information & Technology Governance program seeks alignment with the business, adding value through the application of the appropriate management of resources and risks, constantly monitoring performance and compliance, ensuring adherence to legal, regulatory and compliance requirements that are continuously audited. In order to execute corporate strategy and objectives, the company aligns interests and goals with control objectives and with governance and management processes, translating business opportunities and needs into results with compliance and within the appropriate levels of risk. To support this governance program and ensure that the strategy is implemented, the processes employed by the IT department are directly related to the control objectives (based on COBIT framework, whenever possible), providing high-level requirements to be provided by management for effectiveness of each IT process and are based on IT service management (‘ITIL’) best practices.

IT Service Manager System

In order to serve CEMIG’s business areas and meet regulatory and compliance requirements, CEMIG has an IT service management system (ITSMS) that applies a set of management practices capable of capturing strategic business needs and expectations and which, through engagement with the company's business areas, performs the acquisition/construction of solutions, design, transition, deliver and support of products and services.

In order to enable and increase the effectiveness of this system, DTI has established a standardized mechanism for modeling the relationship between infrastructure assets and configuration of systems and applications with the Company's business processes, better representing the enterprise architecture and identification of applications and systems critical to CEMIG’s business. This mechanism includes the discovery and automated mapping of infrastructure elements for further modeling of these elements with applications and business processes. This end-to-end service modeling allows the simulation of situations with business impact analysis and cause analysis, provides data for all practices and processes of the value chain, enhancing decision making, risk assessment, information security and quality in the construction of new solutions.

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

An important delivery carried out in 2021 was the functionality regarding payment of energy invoices by clients through PIX (PIX is a way of transferring money created by Brazil´s Central Bank – similar to Venmo and Zelle in the U.S.) directly to CEMIG, using a QR Code available in the invoice. This process of payment is integrated with SAP/CCS system.

Several customizations were developed in SAP/CCS to provide integrations with clients, which is the implementation of the Omnichannel strategy, with the integration of virtual agency, mobile app, WhatsApp application, call center, SMS messages and other channels of customer relationship.

Since 2019, we have used a solution based in Salesforce software to improve the efficiency and reliability of energy trading and trading actions related for the use of distribution system assets. We have obtained improvements in controls over energy sales processes, greater traceability of information, management of customer portfolios with mapping of new opportunities, use of mobile devices such as tablets and smartphones and greater agility for customer billing.

The Salesforce solution was increased by the deployment of a portal accessed by specific customers. This portal offers an interface so that customers can make their requests and claims regarding energy quality.

A new solution of ETRM - Energy Trade and Risk Management has been deployed to users. This software makes it possible to systematize the energy contracting process and purchase and sale management in the Regulated Contracting Environment and Free Contracting Environment, in the Distribution, Generation and Commercial profiles. The ETRM software has also enabled the modernization and automation of processes that aim to improve the efficiency and reliability of energy trading activities and operations, providing a single work environment for managing contracts, payments and sales.

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

In 2021, the CYME project made two major deliveries: The CYME Server workshop and the CYME Gateway client interface tests. These deliveries will be the basis for the deployment of the CYME Server and subsequent completion of the project.

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

In 2021, we deployed a new version of the SGL Collector running in the Android operating system, and it has been installed and distributed to the teams of reading gradually.

The new web system SOE ("Sistema de Orçamento Empresarial") was installed in the financial department to help with corporative budget management. This software controls the entire flow of planning, load, execution and availability of financial resources and, because of this solution, we were able to adopt the new concept of Budget Basis Zero, named OBZ.

Customer Relationship Channels

We have six major channels of service to our Minas Gerais customers. Customer service contact, whether of an emergency nature or to deal with service requests, can be made via: (i) our call center, which can handle an average of 35,000 daily calls, also operates with an efficient electronic service through Interactive Voice Response (‘IVR or unidade de Resposta Audível’); (ii) in person at branches in the 774 cities of our concession area; (iii) through our Virtual Branch, called ‘CEMIG Atende Web’, on our website, which offers 72 types of service; (iv) via SMS; (v) via social networks as Facebook, WhatsApp and Twitter; (vi) smartphone application ‘CEMIG Atende’ which offers 14 types of service and Telegram Messenger application which offers 17 types of services.

Maintenance and Repair Systems

The 11,002 miles of high voltage distribution lines in CEMIG D’s network, operating at from 34.5 kV to 230 kV, are supported by approximately 55,177 structures, mainly made of metal.

The network of CEMIG GT has 3,068 miles of high voltage transmission lines, operating at from 230 kV to 500 kV, supported by approximately 11,548 structures.

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

Property, Plant, and Equipment and Intangible Assets

Our main assets are our power generation plants, transmission and distribution infrastructure. Our net book value of total property, plant and equipment and intangible assets, including our investment in certain consortium that operate energy generation projects, including projects under construction, was R$15,372 million on December 31, 2021.

Generation facilities represented 22.96% of this net book value, intangible assets represented 84.26% of this net book value, distribution facilities in intangible assets represented 72.96%, and other intangible, including our gas distribution system represented 13.75% and other miscellaneous property and equipment, including transmission and telecommunication facilities, represented 13.29%.

The average annual depreciation rates applied to these facilities were: 3.14% for hydroelectric generation facilities, 6.35% for administration facilities, and 5.20% for wind facilities.

Apart from our distribution and generation network, no single one of our assets produced more than 10% of our total revenues in 2021. Our infrastructure is adequate for our present needs and suitable for their intended purposes. We have rights of way for our distribution lines, which are our assets and do not revert to the landowner upon expiration of our concessions.

The Brazilian Energy Industry

General

In the Brazilian energy sector, generation, transmission, and distribution activities were traditionally conducted by a small number of companies that had always been owned by either the Federal Government or the governments of individual states. Since the 1990s, several state-controlled companies were privatized, in an effort to increase efficiency and competition. The Fernando Henrique Cardoso administration (1995 – 2002) aimed to privatize the state-controlled part of the energy sector, but the Luis Inácio Lula da Silva administration (2003 – 2010) ended this process and implemented a ‘New Industry Model’ for the Brazilian energy sector, expressed in Law No. 10,848, enacted on March 15, 2004, referred to as the ‘New Industry Model Law’.

Significant changes were implemented during Dilma Rousseff’s administration (2011 – 2016), by means of Provisional Act No. 579/12, converted into Law No. 12,783/13, establishing new rules for renewal of concessions, including rebidding for hydroelectric power generation concessions.

Subsequently, under the administration of Michel Temer (2016–2018), other changes were introduced in the sector by Provisional Act 735/16, enacted as Law No. 13,360/16, including a change of the bidding rules for energy generation, transmission and distribution concessions, and related services as well as addressing the renegotiation of hydrological risk. In addition, in 2017, a series of public consultations, which discussed proposals for modernization, and expansion of the Free Market in electric power supply with the industry (Public Consultation No. 33) began.

During the first year under Jair Bolsonaro (2019 – present), the government proceeded with the studies proposed by public consultation nº 33, holding several workshops and meetings with agents to study the following topics: separation of energy contracts into capacity and energy contracts, pricing, definition of price limits and reduction of the spot price time base.

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

Under the New Industry Model Law, the price of energy in the spot market, known as the Differences Settlement Price (Preço de Liquidação de Diferenças, or ‘PLD’), considers factors similar to the ones used to determine the Wholesale Energy Market spot prices prior to the New Industry Model Law. Among these factors, the variation of the PLD will mainly vary according to the balance between the market supply and demand for energy, as well as the impact that any variation on this balance may have on the optimal use of the energy generation resources by the ONS.

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

Ownership Limitations

On November 10, 2009, ANEEL issued Resolution No. 378, requiring it to notify the Economic Law Secretariat of the Ministry of Justice (‘SDE’) if it identifies any act that may cause unfair competition or may result in significant market control (under Article 54 of Law No.  8,884 enacted on June 11, 1994). After the notification, SDE must inform CADE. On November 30, 2011, Law No. 8,884 was revoked and replaced by Law No. 12,529, which terminated the SDE and replaced it with the Competition General Management Unit (‘Superintendência Geral’). Such unit, if necessary, will require ANEEL to analyze any such events, upon which CADE will decide if there should be any sanctions applied. Under Articles 37 and 45 of Law No. 12,529, these may vary from pecuniary penalties to dissolution or other disposition of the offending company.

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

Several categories of power supply are not subject to the requirement for public auction via the Regulated Market: (1) certain low-capacity generation projects located near consumption points (such as certain co-generation plants and SHPs); (2) plants qualified under the PROINFA program; (3) power from Itaipu and, as from January 1, 2013, from Angra I and II; (4) power purchase agreements entered into before the New Industry Model Law; and (5) concessions extended by Law No. 12,783. The rates at which the energy generated by Itaipu is traded are denominated in U.S. dollars and established by ANEEL pursuant to a treaty between Brazil and Paraguay, and there are compulsory procurement volumes. Consequently, the price of energy from Itaipu rises or falls according to the U.S. Dollar/Real exchange rate. Changes in the price of Itaipu-generated energy are, however, neutralized by the Brazilian Federal Government, which buys all the energy credits from Eletrobrás.

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

Potentially free customers are those whose energy demand exceeds 3 (three) MW at a voltage equal to or higher than 69kV or at any voltage level if their supply began after July 1995. Since January 2019, customers whose supply began before 1995 were also able to migrate to the Free Market pursuant to Law No. 13,360/16. In July 2019, the restriction to be a free customer will be reduced to 2.5 MW and in January 2020 to 2 MW (Ministerial Order 514/2018). On December 12, 2019, Ministerial Order no. 465/2019 reduced the restriction to be free consumer to 1.5 MW in January 2021, to 1.0 MW in January 2022 and to 0.5 MW in January 2023. This order also gave ANEEL and CCEE a deadline (January 2022) to finish and present regulatory measures necessary to allow the free market to be opened for consumers with a load below 0.5 MW, including the regulated energy trader and proposed opening schedule beginning January 1, 2024.

Until the total opening, customers with contracted demand of 500 kW or more may be serviced by suppliers other than their local distribution company if they purchase from certain alternative energy sources, such as SHPs, wind, or biomass of a certain size.

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

Limitations on Pass-Through

The New Industry Model also limits the pass-through of costs of energy to final customers. The Annual Reference Value corresponds to the weighted average of the energy prices in ‘A - 5’ and ‘A - 3’ auctions, calculated for all distributors, and creates an incentive for distributors to contract for their expected energy demands in the A - 5 auctions, where prices are expected to be lower than in A - 3 auctions. The Annual Reference Value is applied in the first three years of power purchase agreements from new power generation projects. After the fourth year, the energy acquisition costs from these projects will be allowed to be passed through in full. Decree No. 5,163/04 establishes the following limitations on the ability of distributors to pass through costs to customers:

•	No pass-through of costs for energy purchases that exceed 105% of regulatory demand;
•	Limited pass-through of costs for energy purchases made in an A–3 auction, if the volume of the acquired energy exceeds 2.0% of the demand found in A–5 auctions;
•	Limited pass-through of energy acquisition costs from new energy generation projects if the volume re-contracted through CCEARs of existing generation facilities is below a ‘Contracting Limit’ defined by Decree No. 5,163;
•	Energy purchases from existing facilities in the ‘A - 1’ auctions are limited to 0.5% of distributors’ demand, frustrated purchases in previous A - 1 auctions, involuntary exposure to regulated customer demand, plus the ‘replacement’, defined as the amount of energy needed to replace the power from power purchase agreements that expire in the current year (A - 1), according to ANEEL Resolution No. 450/2011. If the acquired energy in the A - 1 auction exceeds the limit, the pass-through to final customers of costs of the excess portion is limited to 70.0% of the average value of such acquisition costs of energy generated by existing generation facilities. MME will establish the maximum acquisition price for energy generated by existing projects;
•	Energy purchases in ‘market adjustment’ auctions are limited to 5.0% of a distribution concession holder’s total demand (the previous limit, modified by Decree 8,379/14, was 1.0%, except for 2008 and 2009) and pass-through of costs is limited to Annual Reference Value;
•	If distributors fail to comply with the obligation to fully contract their demand, the pass-through of the costs from energy acquired in the short-term market will be the equivalent to the lower of the PLD or the Annual Reference Value.

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

In 2011, ANEEL concluded the Public Hearing No. 040/2010, in which it dealt with the methodology for the third periodic review. To calculate the rate of return, ANEEL used the methodology of Weighted Average Cost of Capital (‘WACC’), which resulted in a yearly rate of 7.50% after tax, compared to the rate of 11.25% applied in the previous cycle. This rate of return was applicable to the investments made by CEMIG D until the next tariff cycle, which was conducted in 2018. After that, the new rate of return calculated by the grantor is 8.09% after tax.

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

ANEEL has also issued regulations governing access to the distribution and transmission facilities and establishing TUSD and the TUST. The rates to be paid by distribution companies, generators, and free customers for use of the interconnected power system are reviewed annually. The review of the TUST takes into account the RAP of transmission concessionaires under their concession contracts. For more detailed information on the rate-setting structure, see ‘Rates for the Use of the Distribution and Transmission Systems.’

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

In 2019, the additional charges remain the same as 2018 until July when the additional charges corresponding to each flag were adjusted as follows: the yellow flag was set to R$ 1.50 per 100 kWh, the red flag level 1 was set to R$ 4.00 per 100 kWh and the red flag level 2 was set to R$ 6.00 per 100 kWh. Those additional charges were adjusted again on November 1st when the additional charges corresponding to each flag were adjusted as follows: the yellow flag was set to R$1,343 per 100 kWh, the red flag level 1 was set to R$4,169 per 100 kWh and the red flag level 2 was set to R$6,243 per 100 kWh. During 2020, due to the Covid 19 pandemic, the tariff flags were suspended from June/2020 until November/2020 (ANEEL’s dispatch nº 1,511/2020). ANEEL’s Dispatch nº 3,364/2020 restored the tariff flags in December/2020 there was a red flag level 2 in December, a yellow flag in January and a green flag in all other months.

In June 2021, those additional charges were adjusted in accordance with each flag as follows: the yellow flag was set to R$ 1,874 per 100 kWh, the red flag level 1 was set to R$ 3,971 per 100 kWh and the red flag level 2 was set to R$ 9,492 per 100 kWh. In August 2021, the Câmara de Regras Excepcionais para Gestão Hidroenergética (“CREG”) created the water scarcity flag, set to R$ 14.20 per 100 kWh.

Acquisition of land

The concessions granted to CEMIG by the Federal Government assign to the concessionaire the acquisition of the lands in which the plants and substations will be implanted. Energy companies in Brazil must negotiate with each property owner to obtain the land needed for the implementation of the entity. However, in the event that a concessionaire is unable to obtain the necessary land amicably, these lands may be acquired for use by the concessionaire through specific legislation. In cases of acquisition, through legal proceedings, the concessionaires may have to participate in negotiations regarding the value of compensation to owners and the resettlement of communities in legal proceedings. The Company makes every effort to negotiate with the owners and affected communities before taking legal action.

The Brazilian Electric Power System – Operational Overview

Brazil’s energy production and transmission is a large-scale hydroelectric and thermal system made up predominantly of hydroelectric power stations, with many separate owners. The Brazilian Interconnected Grid connects companies in the Southern, Southeastern, Center-West, and Northeastern Regions and part of the Northern Region of Brazil. Approximately 1% of the country’s energy production capacity is not connected to the Brazilian Grid, in small isolated systems located mainly in the Amazon region. Brazil’s abundant hydrological resources are managed through storage reservoirs. It is estimated that Brazil has hydroelectric power generation potential of close to 246,241 MW, of which only 44% has been developed or is under construction, according to Eletrobrás studies compiled in December 2018.

Source: Banco de Informações de Geração (SIGA ANEEL – 06/04/2022)

By April 2022, Brazil had an installed capacity in the interconnected power system of 184.53 GW, approximately 59% of which is hydroelectric, according to the ‘Matriz de Energia Elétrica’ (Eletric Power Matrix) available at the Sistemas de Informação de Geração – ‘SIGA’, published by ANEEL. This installed capacity includes half of the installed capacity of Itaipu – a total of 14,000 MW owned equally by Brazil and Paraguay.

Eletrobrás, a company owned by the Federal Government, operate approximately 28% of Brazil’s installed generating capacity and 49% of Brazil’s high voltage transmission lines. Eletrobrás has historically been responsible for implementing energy policy, and conservation and environmental management programs. State-controlled or local electric power companies own the remaining high-voltage transmission lines. Distribution is conducted by approximately 60 state or local utilities, a majority of which has been privatized by the Federal Government or state governments.

Historical Background

The Brazilian Constitution provides that the development, use and sale of energy may be undertaken directly by the Brazilian Federal Government or indirectly through the granting of concessions, permissions, or authorizations. Since 1995, the Brazilian Federal Government has taken a number of measures to restructure the power industry. In general, these have aimed to increase the role of private investment and eliminate restrictions on foreign investment, thus increasing overall competition in the power industry.

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

The current grantor, ANEEL, and the Conselho Nacional de Política Energética (National Energy Policy Council, or ‘CNPE’), were created in 1997.

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

On June 22, 2016, the Brazilian Federal Government issued Provisional Act No. 735, which was converted into Law No. 13,360, enacted on November 17, 2016, which, among other measures, altered Chapter III of Law 12,783, governing competitive bids for energy generation, transmission and distribution concessions, and related services.

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

Furthermore, it is under analysis in Congress the Bill of Law no. 622/2015, which establishes a deadline, defined in 2017, for the application of discounts not lower than 50% in tariffs for use of the transmission and distribution systems (TUST and TUSD) for projects using alternative energy sources such as solar, wind, biomass, and qualified cogeneration, as stated in Article 26 and paragraphs of Law 9,427/1996. In its status, the bill states that such discounts will stay valid for current grants, even if extended, and for future grants up to December 31, 2027. The bill also imposes on the Federal Government the obligation to create a market mechanism to encourage investments in low-carbon energy sources, to be implemented on January 1, 2027.Currently, Bill of Law no. 622/2015 is in the Infrastructural Services Commission, awaiting appointment of a rapporteur.

The publication of Law 14,052/2020 and Resolution 895/2020, proposed the reimbursement of agents holding the concession of hydraulic plants in the MRE of the effects: (i) generation in disregard of the merit order which means dispatching energy to the grid in disregard of the ascending price ranking for energy generation, (ii) anticipation of delivery of firm energy to the system of relevant power plants, and (iii) restriction to the supply of energy to the grid due to delay in the transmission system. These effects will be calculated retroactively from 2012 to 2020, updated and remunerated at the ANEEL rate of 9.63%. The amount will then be paid through extension of the plants’ concession. With this new agreement, injunctions are expected to be withdrawn and market deficits to be settled. In this way, the liquidity of the market in the short term and the default in the CCEE should return to their historical values.

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

Finally, CEMIG uses a risk management system to analyze scenarios and estimate the degree of financial exposure to risks, considering the probability of each event, and its impact. In the scenarios related to potential conflicts with other users, CEMIG also evaluates the effects arising from prolonged droughts, which may lead to an increase in competition for water between the energy sector and other users, and the risks arising from consequences of floods due to excessive rain.

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

Transmission:

On December 4, 2012, CEMIG signed the second amendment to transmission contract Nº 006/97, which extended the concessions under such contract for 30 years, in accordance with PA 579, beginning on January 1, 2013. This resulted in an adjustment to the RAP from these concessions, reducing the revenue from those concessions. The Brazilian Federal Government has compensated us for the reduction of the RAP in part, but we have not yet been compensated for the assets in operation before 2000. In accordance with Law No. 12,783, we are required to be compensated for the reduction of the RAP of the assets in operation before 2000, over a period of 30 years, the amounts being adjusted by the IPCA inflation index. This compensation was addressed by Mining and Energy Ministry Order No. 120/16, which determined that recognition of the amounts owed would take place as from the tariff adjustment process of 2017.

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

Generation contracts:

In the years 2014 and 2015, Brazil experienced a severe drought culminating in further alterations to the regulatory framework, established by Provisional Act No. 688/15 and later converted into Law No. 13,203/15. This law, among other measures, significantly altered Law No. 12,783/13, creating a mechanism of voluntary renegotiation of hydrological risks, since they affect the hydroelectric generation companies, and changing the rules for bidding for certain hydroelectric generation concessions. Subsequently, in 2016, other changes were introduced to the sector by Provisional Act No. 735/16, enacted as Law No. 13,360/16, which, among other measures, changed Chapter III of Law No. 12,783/13, which relates to bidding for energy generation, transmission, and distribution concessions.

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

These concession contracts have a period of 30 years beginning in January 2016 and expiring in January 2046 and, during the first half of 2016, were assigned by CEMIG GT to 7 wholly owned subsidiaries created for commercial operation of these concessions (CEMIG Geração Camargos, CEMIG Geração Itutinga, CEMIG Geração Três Marias, CEMIG Geração Volta Grande, CEMIG Geração Leste, CEMIG Geração Oeste and CEMIG Geração Sul).

On September 9, 2020, the Law 14,052 was issued, changing the Law 13,203/2015, and establishing new conditions for renegotiation of hydrological risk in relation to the portion of costs incurred due to the GSF, borne by the holders of hydroelectric plants participating in the MRE between 2012 and 2017, when there was a serious crisis in water sources.

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

This compensation will take the form, of extension of the grant of concession or authorization to operate, limited to 7 years, calculated based on the parameters applied by ANEEL.

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

On March 2, 2021 the CCEE sent to ANEEL the calculations for the concessions extensions in the Free Market (ACL) that have opted to accept the conditions proposed by ANEEL Normative Resolution 895/2020 and Law 14,052/2020. The Company’s management is awaiting ratification and publication by ANEEL of its extensions of the concession grants, for subsequent submission to the Company’s governance bodies for approval. Thus, no impact arising from this subject has been recorded in the financial statements on December 31, 2020.

Based on the Resolutions 2,919/2021 and 2,932/2021, released by ANEEL the Company’s plants were granted the right to the following periods of extension:

Power plant	Assured Energy (average MW)	Concession extension (days)
Emborcação	500	672
Nova Ponte	270	750
Sá Carvalho	56	635
Rosal	29	1.314
Others (1)	399	-

(1)	Includes 11 power plants, of which 7 are owned by CEMIG GT, 1 is owned by CEMIG PCH and 3 are owned by Horizontes. The average concession extension in months varies between 1 and 84 months.

With the approval of Law No.14,120/2021, the Resolution No. 2,919/2021 also assured the right of reimbursement for the generation plants of Lot D. Their concession extension reached the maximum allowed (seven years / 2,555 days).

Distribution contracts:

In relation to the extension of the distribution concession contracts, CEMIG D, in accordance with Law No. 12,783/2013, Decree No. 7,805/2012 and Decree No. 8,461/2015, indicated acceptance of the extension of its concession contracts, and signed the Fifth Amendment to its Concession Contract in December 2015. This amendment guarantees extension of the foregoing concessions for an additional 30 years, from January 1, 2016 until January 2, 2046. The new amendment also requires CEMIG’s compliance with more stringent rules regarding service quality and with respect to CEMIG’s economic and financial sustainability, which must be met during the full 30 years of the concession.

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

The Brazilian Federal Government has imposed a fee on IPPs reliant on hydrological resources, except for SHPs and generators under the public services regime, similar to the fee levied on public-industry companies in connection with the RGR. IPPs are required to contribute to the Public Use Fund (Fundo de Uso de Bem Público, or ‘UBP’), according to the rules of the corresponding public bidding process for the granting of concessions. Until December 31, 2002, Eletrobrás received the UBP payments. Since then, they have been paid directly to the Brazilian Federal Government.

Since January 2013, the Global Reversion Fund has not been charged to: (i) any distributors; (ii) any transmission or generation utilities whose concessions have been extended under Law No. 12,783; or (iii) any transmission utilities that started their bidding procedure on or after September 12, 2012.

Fuel Consumption Account – CCC

The Fuel Consumption Account (Conta de Consumo de Combustível, or ‘CCC’), was created in 1973 to generate financial reserves to cover the high costs associated with the use of thermoelectric energy plants, especially in the Northern Region of Brazil, due to the higher operating costs of thermoelectric plants compared to hydroelectric plants. All energy companies were required to contribute annually to the CCC. Annual contributions were calculated based on estimates of the cost of fuel needed by the thermoelectric energy plants in the following year. The CCC was then used to reimburse generators operating thermoelectric plants for a substantial portion of their fuel costs. Starting in 2013, CCC's expenditures are included in the annual budget of the CDE. Eletrobrás managed the CCC and, as of May 2017, it has been managed by CCEE pursuant to Law No. 13,360/2016.

Charge for the Use of Water Resources

With the exception of Small Hydroelectric Plants, all hydroelectric utilities in Brazil must pay fees to Brazilian states and municipalities for the use of hydrological resources. The amounts are based on the amount of energy generated by each utility and are paid to the states and municipalities where the plant or the plant’s reservoir is located.

Energy Development Account – CDE

In 2002, the Brazilian Federal Government created the CDE to be in effect for 25 years, funded by: (i) annual payments made by concessionaires for the use of public assets; (ii) penalties and fines imposed by ANEEL; and (iii) since 2003, the annual fees to be paid by agents offering energy to final customers, by means of a charge to be added to the rates for the use of the transmission and distribution system. The amounts are adjusted annually. The CDE was created to support: (1) development of energy production throughout the country; (2) production of energy from alternative sources; and (3) universalization of energy services throughout Brazil. With the enactment of Law No. 12,783/2013, these fees were used to contribute to reduction of energy rates. The CDE is managed by CCEE.

Under the New Industry Model Law, failure to pay the contribution to the RGR, the PROINFA Program, the CDE or any payments for purchases of energy in the regulated market prevents the defaulting party from receiving a rate readjustment (except for an extraordinary review), or receiving resources arising from the RGR or CDE.

ANEEL Inspection Charge – TFSEE

The Energy Services Inspection Charge is an annual tax charged by ANEEL for its administrative and operating costs. It is calculated according to the Tariff Regulation Procedure (Procedimento de Regulação Tarifária, or ‘Proret’) – (Subsection 5.5: Energy Services Inspection Charge) based on the type of service provided (including independent production), and is proportional to the size of the concession, permission or authorization. It is limited to 0.4% of the annual economic benefit, considering the installed capacity, earned by the concessionaire, permit holder or authorized party, and must be paid directly to ANEEL in 12 monthly installments.

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

This situation was further exacerbated by the fact that certain power plants started operation when expected, and by the low level of contracting in the auctions held in 2013 and 2014. The result was that the total level of under contracting in 2014 was 3,500 MW. In this scenario the only option for the distributors, in a situation of under contracting, was to purchase the required supply in the spot market.

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

To deal with this, the government created the Regulated Market Account, by Decree No. 8,221/14 enacted on January 1, 2014, regulated by ANEEL Resolution No. 612/04, which created an account to be managed by the CCEE, aiming to cover part or all the costs resulting from the involuntary exposure to the spot market and of the dispatching of the thermal plants related to the availability contracts in the regulated market. To cover these costs, CCEE obtained a financing from a group of private and public institutions. These funds were then passed to the distributors, as determined by Decree Nº 8,221/14 and ANEEL Resolution No. 612/2014. In 2014 and 2015, R$21 billion was raised by this account and passed through to the distributors.

The ANEEL Resolution No. 1,863/15 defined the charges to be applied on the energy customers and the Resolution No. 2004/2015 later updated those charges. These loans were charged by means of the payment through CDE and were inserted in the energy rates after the Annual Tariff Adjustment of each distribution company proportionally to their captive markets. Initially CEMIG D had 59 months to pay the loan, and in December 2015, that period was updated to 47 months.

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

Any imbalances between the power generated and the Assured Energy is covered by the MRE. In other words, the MRE reallocates the energy, transferring a surplus from those who generated in excess of their Assured Energy to those who generated less than their Assured Energy. The volume of energy generated by the plant, either more or less than the Assured Energy, is priced pursuant to an ‘Energy Optimization Rate,’ which covers the operation and maintenance costs of the plant. This additional revenue or expense is accounted for on a monthly basis by each generator.

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

In the Free Market, the system did not have the same acceptance levels that were present in the regulated market, since the value of the risk premium was too high and, in order to hedge their GSF exposure, the generation companies would have to acquire reserve energy contracts. For these reasons and considering that there are other alternatives available in the free market to mitigate the hydrological risks, generation companies deemed the voluntary negotiation inefficient. Consequently, acceptance of the mechanism by the regulated market was, approximately 90%. However, it was not accepted by the free market.

In 2021, the average GSF stood at 0.77 still impacted by a hydrological condition below the historical average and lower reservoir levels. The chart below presents the average price and GSF for the periods shown:

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

TUSD

The TUSD is paid to a distribution company by generation companies, other distributors, and customers, for the use of the distribution system to which they are connected. It is adjusted annually according to an inflation index, the variation in transmission costs, and regulatory charges. This adjustment is passed to customers of the distribution network in the Annual Rate Adjustment or Reviews.

Law 9,427/96 defines the application of discounts not lower than 50% in tariffs for use of the distribution and transmission systems (TUSD and TUST) for projects using alternative energy sources such as solar, wind, biomass and qualified cogeneration, as stated in his Article 26 and paragraphs.

TUST

The TUST is paid by generators, distributors, and free customers, for the use of the basic transmission grid to which they are connected. It is adjusted annually according to an inflation index and taking into account any adjustment to the annual revenue of the transmission companies. According to criteria established by ANEEL, owners of the different parts of the transmission grid were required to transfer the coordination of their facilities to the ONS in return for receiving regulated payments from the transmission system users. Generation and distributors, and free customers, also pay a fee for exclusive transmission connections to some transmission companies. The grantor sets the fee for a 12-month period and it is paid monthly through the issuance of invoices.

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

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the Company’s consolidated financial statements and the related notes as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019, contained elsewhere in this annual report. See Item 18, “Financial Statements.” This discussion intends to provide the reader with information that will assist in understanding the Company’s financial statements, the changes in certain key items in those financial statements from period to period and the primary factors that accounted for those changes. It also discusses certain performance metrics that management uses to assess the Company's performance. Additionally, the discussion in this section provides information about the financial results of each of the Company's business segments in order to provide a better understanding of how each of those segments and its results of operations affect the financial position and results of operations of the Company as a whole. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The Company’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information” or in other parts of this annual report.

The consolidated financial statements and the financial information discussed below have been prepared and presented in accordance the IFRS as issued by the IASB and presented in millions of Reais.

Basis of Preparation

Statement of compliance

Company’s management certifies that all relevant and material information in the consolidated financial statements is being disclosed, which is used by management in its administration of the Company.

As part of its normal operations, the Company receives written comments and/ or requests from local regulators (i.e. ANEEL and CVM) regarding some of the information reported by the Company on its quarterly and annual reports, as well as on its regulatory financial statements filled locally in Brazil. The Company responds to such requests timely and its management believes that these comments and/ or requests would not have a material impact on the current or previously issued consolidated financial statements.

On May 16, 2022, the Company’s Audit Committee authorized the issuance of the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019.

Basis of measurement

The consolidated financial statements were prepared on a historical cost basis, except in the case of certain financial instruments and assets held for sale, which are measured at fair value and fair value less costs to sell, in accordance with the standards applicable, as detailed in Note 31 and 32, respectively.

Functional currency and presentation currency

The consolidated financial statements are presented in Reais, which is the functional currency of the Company and its subsidiaries, joint ventures and affiliates, and all amounts are rounded to the nearest million, except when otherwise indicated.

Transactions in foreign currency were converted to Reais at the exchange rate as of the transaction date. Balances of monetary assets and liabilities denominated in foreign currency are translated to Reais at the exchange rates at the reporting date. Foreign exchange gains and losses resulting from the settlement or translation of assets and liabilities denominated in foreign currency are recorded in finance income or finance expenses in the consolidated statement of income.

The main new accounting standards and interpretations

a)	New accounting standards, interpretations or amendments of accounting standards, applied for the first time in 2021

The new accounting standards, interpretation or amendments of accounting standards, applied for the first time in 2021 had no impact on the consolidated financial statements of the Company. (See Note 2 to the consolidated financial statements).

b)	Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s consolidated financial statements are disclosed in the consolidated financial statements. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective. (See Note 2 to the consolidated financial statement).

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

The main estimates and judgments that have a significant effect on the amounts recognized in the consolidated financial statements of the Company are as follows:

•        Provision for expected credit losses of accounts receivable – Note 8 to the Financial Statements;

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

•        Assets held for sale measurement – Note 32 to the Financial Statements.

The settlement of the transactions involving those estimates may result in amounts that are significantly different from those recorded in the consolidated financial statements due to the uncertainty inherent to the estimation process. The Company reviews its significant estimates at least annually.

Summary of significant accounting policies

The significant accounting policies described in the consolidated financial statements have been applied consistently to all the periods presented, except for the practices, which were applied prospectively as from 2021, in accordance with the standards and regulations previously described in this section. (See Note 2 to the consolidated financial statement)

The main accounting policies relating to the Company´s present operations that require judgment and the use of specific valuation criteria are the following:

Financial instruments

Financial instruments are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss, depending on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them.

Fair value through profit or loss: this includes the concession financial assets related to energy and gas distribution segment infrastructure. The financial assets related to energy distribution infrastructure are measured at the expected New Replacement Value (Valor Novo de Reposição, or VNR), as defined in the concession agreement, which represent the fair value of the residual value of the infrastructure as of the balance sheet date. The financial assets related to gas distribution infrastructure are measured based on the fair value of the indemnity established in the concession contract. The Company recognizes a financial asset resulting from a concession contract when it has an unconditional contractual right to receive cash or another financial asset from, or under the direction of the grantor for the services of construction and maintenance of the infrastructure.

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

Derivative financial instruments (Put options) – The options to sell to Cemig GT units of the FIP Melbourne and FIP Malbec funds (‘the SAAG PUT’) were measured at fair value using the Black-Scholes-Merton (BSM) method until the of exercise date of the options, that occurred in 2020.

Amortized cost: This includes accounts receivables from customers, traders and concession holders; restricted cash; escrow deposits in litigation; marketable securities with the intention of holding them until maturity and the terms of their contracts originate known cash flows that constitute exclusively payments of principal and interest; concession financial assets related to generation concession grant fee; accounts receivable from related parties; suppliers; loans and debentures; debt agreed with the pension fund (Forluz); concessions payable; the Minas Gerais State PRCT Tax Amnesty Program;; assets and liabilities related to the CVA account and Other financial components in tariff adjustments; the low-income subsidy; reimbursement of tariff subsidies; and other credits.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate (EIR).

Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

Receivables from customers, traders and concession holders

Accounts receivable from customers, traders and concession holders are initially recognized at the sales value and subsequently measured at amortized cost. These receivables are stated including sales tax and net of withholding taxes, which are recognized as recoverable taxes.

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

For large customers, the provision for expected credit losses of accounts receivable based on estimates by Management, in an amount sufficient to cover probable losses. The main criteria used by the Company are: (i) customers with significant open balances, the receivable balance is analyzed based on the debt history, negotiations in progress, and asset guarantees; and (ii) for large customers, an individual analysis of the debtors and the initiatives in progress to realize the receivables.

The Annual Permitted Revenue (‘Receita Anual Permitida’ - RAP) is the consideration received as revenue from the investment in the national grid as well as the construction or upgrades, operation and maintenance services. The revenue from the energy transmission concession contracts is recognized when the performance obligations are satisfied. The contract asset is transferred to the financial asset, falling within the scope of IFRS 9, after the issuance of the credit notice, monthly issued by ONS, authorizing RAP billing, which is when the right to consideration is unconditional. The revenue is recognized at the transaction price and the assets are subsequently measured at amortized cost, using the effective interest method, adjusted by impairment losses, when applicable, and recognizing the deferred taxes. As required by IFRS 9 – Financial Instruments, the financial asset carrying amount is analyzed and, when applicable, a loss allowance for expected credit losses is recognized.

Concession assets

Energy and Gas Distribution segment: Concession infrastructure under constructions are initially recorded as contract assets, in accordance with IFRS 15 and IFRIC 12, considering that the Company is entitled to consideration for performance completed to date, and only when the construction phases ends, has the right to charge for the services provided to customers or receive an indemnity at the end of the concession period for assets not yet amortized. In accordance with IFRS 15 and IFRIC 12, construction revenues equivalent to new infrastructure are initially recorded as contract assets, measured at construction cost plus margin. Construction costs include borrowing costs. After the assets start operation, the conclusion of the performance obligation linked to construction is recorded, and the assets are split between financial assets and intangible assets.

The portion of the infrastructure to be amortized during the concession period is recorded as an intangible asset, as provided for in IFRIC 12 – Concession contracts, and subsequently measured at cost less amortization. The amortization rates reflect the expected pattern of their consumption and are measured based on the asset carrying amount using the straight-line method, using the rates based on the expected useful life of the assets that are used by the Grantor during the tariff review process.

The Company recognizes a financial asset for the residual value of the infrastructure at the end of the concession, representing an unconditional right to receive cash or another financial asset directly from the grantor. This portion is subsequently measured at the estimated fair value, which represents the New Replacement Value (Valor Novo de reposição, or VNR), based on the Regulatory Remuneration Base of Assets ratified by the grantor (‘ANEEL’) in the tariff review processes.

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

The margin added to the performance obligation related to the construction and improvements is based on Company’s expectations regarding its project’s profitability.

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

The amounts to be received are subject to the applicable regulatory rules in the tariff process, including the mechanisms that monitor and measure efficiency. In this new context, the unconditional right to consideration depends on the satisfaction of the performance obligation to operate and maintain, and is, thus, characterized as a contract asset. It is classified to financial assets only after an authorizing dispatch by ANEEL.

Generation segment: The concession fee right paid for the concession contracts granted by the Brazilian Grantor (ANEEL) in November 2015 are classified as a financial asset, at amortized cost, as it represents an unconditional right to receive cash, adjusted by the IPCA index, and remuneratory interest, during the period of the concession.

For the extension of the concession of the hydroelectric plants participating in the MRE, relating to the compensation for non-hydrological risks specified in Law No. 14,052/2020, an intangible asset was recognized, considering the nature of the right, which enables, by provision of law, the plants to be used for a period longer than the one specified in their original contracts. During the contract extension, the Company is entitled to sell the energy generated without constraint. The asset is measured at fair value at the initial recognition. The asset is amortized by the straight-line method for the new remaining period of the concession.

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

Actuarial gains and losses arising as a result of changes in actuarial assumptions are recognized in other comprehensive income and shall not be reclassified as income statement in a subsequent period.

The past service cost – reflecting amendment (change or withdrawal) of the defined benefit plan, and the gain or loss on settlement of obligations, is determined by remeasurement of the net present value of the obligation, using the revised actuarial assumptions, and is recognized directly in the income statement for the year in which the change, withdrawal or settlement is made.

Short-term benefits to employees: Employees’ profit sharing as determined in the Company’s by-laws are recorded in accordance with the collective agreement established with the employees’ union and recorded in employees’ and managers’ profit sharing in the statement of income.

Income tax and social contribution

The income tax and social contribution expenses represents the total amount of current and deferred taxes, which are presented separately in the financial statements. The Company is subject to the regular tax regime ‘Lucro Real’. However, its subsidiaries that can benefit from the favorable tax regime, according to tax law, analyze the payable tax projection for the next year, in order to determine the tax regime that reduces its taxes payment.

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

•        These taxes are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred income tax and social contribution tax assets are reviewed at the reporting date and are reduced to the extent that their realization is no longer probable or recognized to the extent that it becomes probable that future taxable profits will allow them to be recovered.

The Company offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either taxable entity.

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

Property, plant and equipment (PP&E) and Intangible assets are not depreciated or amortized as long as they are classified as held for sale. Assets and liabilities classified as held for sale are presented separately as current items in the Statement of financial position. Dividends received from jointly controlled entities and affiliates, classified as held for sale, are recognized in the Income statement, in view of the discontinuation of measurement by the equity method, under IFRS 5.

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

Additional disclosures are presented in Note 32 to the consolidated financial statements. All the other notes to the consolidated financial statements include amounts for continuing operations, except when otherwise stated.

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

Revenues from the sale of energy are measured based on the energy supplied and the tariffs specified in the terms of the contract or in effect in the market. Revenues from supply of energy to final customers are recorded when the delivery has taken place. The billing is carried out monthly. Unbilled supply of energy, from the period between the last billing and the end of each month, is estimated based on the supply contracted and on the volume of energy delivered but not yet billed. In the case of the distribution concession contract, the unbilled revenue is estimated based on the volume of energy consumed and unbilled in the period. The supply is billed in monthly basis in accordance with the metering calendar in accordance with the sector’s regulations.

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

Revenues from supply of gas are recorded when the delivery has taken place, based on the volume measured and the tariffs specified in the terms of the contract. The billing is carried out monthly. In addition, unbilled supply of gas, from the period between the last billing and the end of each month, is estimated based on the volume of gas delivered but not yet billed. Historically, the differences between the estimated amounts and the actual revenues recognized are not significant and are recorded in the following month.

Revenues from transmission concession services are recognized in the monthly Statement of Income and include:

•	Construction revenue corresponds to the performance obligation to build the transmission infrastructure, recognized based on the satisfaction of performance obligation over time. They are measured based on the cost incurred, including PIS/Pasep and Cofins taxes over the total revenues and the profit margin of the project.
•	Operation and maintenance revenue corresponds the performance obligation of operation and maintenance specified in the transmission concession contract, after termination of the construction phase. They are recognized when the services are rendered and the invoices for the RAPs are issued.
•	Interest revenue in the contract asset recognized, recorded as transmission concession gross revenue in statement income. Revenue corresponds to the significant financing component in the contract asset and is recognized by the linear effective interest rate method based on the rate determined at the beginning of the investments, which is not subsequently changed. The Company’s average implicit rates are 6.68%. The rates are determined for each authorization and are applied on the amount to be received (future cash flow) over the duration of the contract. This includes financial updating by the inflation index specified for each transmission contract.

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

The Resolution ANEEL 729/2016 regulates the variable portion (‘Parcela Variável’ or ‘PV’), which is the pecuniary penalty applied by the grantor as a result of any unavailability’s or operational restrictions on facilities that are part of the National Grid and the surcharge corresponding to the pecuniary bonuses provided to concessionaries as an incentive to improve the transmissions facilities availability. The Company assessed the PV effects, based on historical data, and concluded that recognizing the occasional variable consideration arising from the PV estimated would not result in relevant account information. Therefore, for both situations described, it is recognized as an adjustment to revenue, either as an increase in or a reduction of operation and maintenance revenue, when it occurs.

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

Year ended December 31,	2021	2020	2019
Energy sales:
Average rate to final customers (R$/ MWh)
Industrial rate	322.41	327.62	320.04
Residential rate	994.43	899.31	917.41
Commercial rate	662.38	580.91	582.62
Rural rate	645.45	581.49	542.26
Public services rate and others	646.24	540.52	548.43

Total sales to final customers (GWh)
Industrial customers	16,361	12,731	14,873
Residential customers	11,186	10,981	10,538
Commercial customers	8,334	8,571	9,335
Rural customers	3,975	3,766	3,795
Public services and other customers	3,373	3,319	3,635
Average rate (R$/ MWh)	616.83	584.18	569.76
Total revenues (R$ million)	26,665	23,009	23,918

Sales to concession holders:
Volume (GWh)	10,825	13,907	11,920
Average rate (R$/ MWh)	279.35	241.82	246.90
Total revenues (R$ million)	3,023	3,363	2,943

Distribution Rates

CEMIG D's periodic tariff review takes place every five years and has the objective of re-evaluating the company's manageable costs, which primarily include the operating costs and the costs of fixed assets that comprise the remuneration and depreciation of these assets. In the tariff review, the grantor applies the methodology for defining efficient operating costs and evaluates the incremental investments made in the asset base since the last review, as well as the write-offs and depreciation of the existing assets, composing a new remuneration base.

On May 20, 2021, CEMIG submitted to ANEEL a proposal for the reversal of R$1.573 million, for consumers in its concession area, regarding the financial component of reimbursement of Pasep / Cofins, with the objective of complying with contribute to low tariffs at a time when society as a whole was seeking to reduce the impacts of the pandemic. On May 25, 2021, ANEEL approved the readjustment with the insertion of this negative component reducing the average effect of CEMIG D’s 2021 tariff adjustment to 1.28%. Such rate was effective starting May 28, 2021 and it remains the same until May 27, 2022. Such updating had the following components: (i) an increase of 11.48% due to the Tariff Adjustment Index; (ii) an increase of 13.17% due to the variation in Parcel A costs (CVA – non-manageable costs); and (iii) a decrease of 23.27% related to other financial adjustments.

The average annual tariff adjustments of CEMIG D in 2021, 2020 and 2019, and the revisions of their respective components were as follows:

123

	2021	2020	2019
Average annual/periodic tariff adjustment	1.28%	0.00%	8.73%
Components
Tariff adjustment index	11.48%	6.07%	1.94%
Inter-year variation in fixed costs (CVA)	13.17%	-14.31%	15.98%
Other financial adjustments	-23.37%	8.24%	-9.18%

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

The total of the RAPs of CEMIG GT for the 2021–2022 cycle – for Concession Contracts 06/1997, 079/2000 and 04/2005 – was R$ 753 million. Further to the amounts of the RAPs, Adjustment Components (Parcelas de Ajuste – PAs) in the amount of R$21 million were ratified for these concessions. In the previous cycle, the RAPs of these concession contracts totaled R$ 840 million, and the PA was equivalent to R$ 66 million. The lower figure for 2021–2022 reflects the reprofiling of the Financial Component of the Annual Cost of the Assets Within the National Grid of Concession Contract 06/1997.

In the 2021–2022 cycle, the revenue for Concession Contract 06/1997 was equivalent to R$ 697 million, compared to R$ 858 million related to the previous cycle, a reduction of R$ 161 million. The reprofiling of the Financial Component resulted in a reduction in the revenue of R$ 237 million. The Financial Component for the 2020–2021 cycle was R$ 332 million (R$ 264 million in RAP, and R$ 69 million paid in the form of the Adjustment Component) and was reduced to R$ 96 million in the 2021–2022 cycle. The IPCA inflation index applied in the adjustment of RAP was equivalent to 8.05%. There was an increase in the RAP for the National Grid, due to new works entering the total during 2020-2021 – an increase of R$ 26 million in RAP prices regarding June 2021.

As well as the RAP, an Adjustment Component of R$ 13.2 million was ratified in the 2021–2022 cycle, relating to the differences between the Permitted Revenue and amounts actually received in the previous cycle.

In relation to the Financial Component, although the reprofiling resulted in a significant reduction in the 2021–2022 cycle, it results in a gain in the flow up to 2028:

June 2021 R$ ’000

Tariff Review 120/2016 – Financial Component	2020 – 2021	2021 – 2022	2022 – 2023	2023 – 2024	2024 – 2025	2025 – 2026	2026 – 2027	2027 – 2028	NPV @7.71%
Ratified in the Tariff Review	359,724*	359,724	359,724	359,724	359,724	359,724	359,724	359,724	1,338,779
With reprofiling	359,274	95,805	140,422	297,755	297,755	297,755	297,755	297,755	1,487,218

* The 2020-21 cycle of the flow of the review includes the corresponding portion of the PA, which after reprofiling was considered as an integral part of the RAP.

The RAP of CEMIG GT Itajubá (Concession Contract 079/2000) was increased by 46% in the 2021–2022 cycle from the previous period, reflecting (i) the IGPM inflation index of the period, which was 37.04%, and (ii) the result of the Periodic Tariff Review for the 2019–2024 period (Ratifying Resolution 2,839/2021), which repositioned RAPs for the National Grid by 72%.

The Adjustment Component for CEMIG GT Itajubá also has a significant positive value, reflecting the effect of the backdated adjustment of the RAPs for the National Grid, when they underwent Periodic Tariff Review. In this cycle the Adjustment Component was equivalent to R$ 9.1million, of which R$ 16 million was the effect of the backdated revision of the RAPs for the National Grid, and the difference between the Permitted Revenue and the actual revenue received in the previous cycle was a negative amount of R$ 7 million. The positive effect of the backdated adjustment will extend up to the 2023–2024 cycle since it was divided into three portions to be paid over the remaining years of the revision cycle for this concession contract.

As well as Concession Contracts 06/1997 and 079/2000, CEMIG also holds the concession of Centroeste, with Concession Contract 04/2005, for which the RAP in the 2021–2022 cycle was equivalent to R$ 27.5 million. Its value is adjusted in accordance with the IGPM inflation index. The amount of the Adjustment Component ratified for this contract in the 2021–2022 cycle was not significant at R$1.0 million.

In December 2021, CEMIG GT also acquired the concession holder Sete Lagoas Transmissora de Energia (SLTE), which holds the Concession Contract 059/2010 SLTE, of which the RAP for the 2021–2022 cycle was equivalent to an additional amount of R$ 8.0 million. This is updated in accordance with the IPCA inflation index. The Adjustment Component of this contract was equivalent to negative R$0.4 million.

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

Impacts of Covid-19

Overview

While 2020 was greatly impacted by the COVID-19 pandemic, generating a high social, economic and financial impact, 2021 was a year of economic recovery thanks to the rapid distribution and application of vaccines throughout the world, including in Brazil, which allowed a return to a certain normality in terms of activity.

On March 23, 2020, the Company established the Coronavirus Crisis Management Committee (‘Comitê Diretor de Gestão da Crise do Coronavírus’) to ensure its readiness to making decisions because of the fast-changing situation, which became more widespread, complex and systemic.

Also, in connection with recommendations of the World Health Organization (WHO) and the Ministry of Health, aiming to contribute to the population and Brazilian authorities’ efforts to prevent the disease outbreak, the Company has implemented an operational contingency plan and several precautionary measures designed to keep its employees healthy and safe, including: security and health technicians contacting operational staff on a daily basis; interacting daily with the Social Service department to monitor the evolution of suspicious cases; changing working schedules to prevent gatherings; limiting national and international travel; suspending technical visits and events at Company facilities; using remote means of communication; adopting work-from-home policies for a substantial number of employees, which gradually started working returning to work in-person ageing in January, 2022, providing face masks for employees in external service or in service into its facilities, and requiring outsourcing providers to put the same procedures in place.

The Company also adopted the following additional measures:

•	Flexible terms for the flow of payments and installments of amounts collected from clients, under the programs launched by the Company during 2020;
•	Launched, on April 20, 2021, a negotiation campaign which enables payments by low-voltage commercial customers who are in default, to pay what is owed in up to 12 monthly installments without interest, including exemption for 45 days from inflation, with the purpose of keeping the payments low from small traders and services sector, ensuring their sustainability and contributing to their survival in the most critical period of the pandemic;
•	Joining the civil society movement named ‘Unidos Pela Vacina’ (‘United for the Vaccine’), in order to collaborate effectively with the process of vaccination in the State of Minas Gerais, providing direct support to 425 municipalities. The Company’s participation happened through its employees’ support, who helped transport vaccines and take professionals to various municipalities to deliver vaccines in rural regions, including people who were bedridden, as well as the donation of R$3 per person who took the vaccine, in order to promote access to the vaccine to combat Covid-19 in municipalities of the State of Minas Gerais.

Impact of Covid-19 on Financial Statements

Since March 2020, the Company has been monitoring the COVID-19 pandemic's impact on its business and the market in which it operates. The Company has implemented a series of precautionary measures to protect the health of its employees and to prevent the spread of the novel coronavirus in its operational and administrative facilities, many of which remained in place during part or all of 2021. These measures have been implemented in accordance with the recommendations of World Health Organization (WHO) and the Brazilian Ministry of Health and aim to supplement the public's and Brazilian authorities' efforts to prevent the further spread of the virus.

CEMIG encountered significant challenges as a result of the pandemic; however, the Company has shown operational resilience and sustainability, enabling quality energy supply to its customers, ensuring the provision of uninterrupted service to hospitals and other public services. Because CEMIG is an integrated company, with diversified businesses in the sectors of energy generation, transmission, sale and distribution, the Company has been able to maintain what it believes to be stable financial performance during the pandemic.

As of December 31, 2021, from the observation of the pandemic’s economic effects, the Company assessed the assumptions used for calculating fair value and recoverable amount of certain financial and non-financial assets, as follows:

•	The Cemig’s subsidiary assessed whether the greater pressure on the exchange rate, combined with a lack of financial market liquidity, will have a negative impact on derivative financial instruments entered into to protect its operations against the risks arising from foreign exchange rate changes. At this point, given the current market conditions, the exposure to the exchange variation of the principal amount out debts, and the change in derivative instrument’ fair value, based on the forecasts of future interest and exchanges rates, and the semiannual settlement of derivatives instruments, resulting in a net loss of R$892 million in 2021. The long-term projections carried out for the foreign exchange rate are lower than the current dollar quotation, which may represent a decrease in Company’s foreign exchange variation expense, if the projected scenario occurs. Seeking to diligently manage its liabilities and reducing its liquidity risk and exposure to the US dollar, on August 05, 2021, Cemig launched its Cash Tender Offer to acquire its debt securities issued in the external market, with mature in 2024 and have a with 9.25% annual coupon, up to an amount of US$500 million. Additionally, on June 7 and 8, 2021 the hedge transactions contracted were partially undone, for a volume of US$500 million. This resulted in a reported gain in favor of the Company of US$774 million. For more details, see note 31 (b).

•	In measuring the expected loss from doubtful receivables, the Company assessed the circumstances of the Covid-19 pandemic, and the measures taken to reduce the impact of the economic contraction. The Company has intensified measures to mitigate risks of default, with a specific campaign of negotiation with clients, individual collections through the courts, expansions of the channels for negotiation, and diversification of means of payment. The Company believes that the measures adopted have mitigated the effects of the economic crisis on the collection of receivables. ANEEL Resolution 928 and 936 extended the rule on suspension of supply of energy to the low-income sub-category of residential users, and certain other customers until December 31, 2021.
•	Management’s assumptions applied to determine the recoverable amount of the relevant investments in subsidiaries, joint-controlled entities and associates were not influenced significantly by the Covid-19 pandemic, since these investees’ cash flows are mainly related to long-term rights to commercial operation of the relevant regulated activity. Therefore, no additional impairment losses were recognized to its investments in subsidiaries, joint-controlled entities and associates due to the economic crisis.
•	Despite the uncertainties related to the crisis unfolding and its potential long-term effects, the Company does not expect that the negative impact on its projections of likely future taxable profits would compromise the recoverability of its deferred tax assets.
•	The Company has assessed the behavior of the interest rates and discount rates that are the basis for calculation of post-employment obligations and believes that these are not significantly affected by macroeconomic issues in the short and medium term, since the main assumptions used are long-term.
•	The Company reviewed the financial assets and liabilities measured at fair value to reflect the conditions and current rates projected, which impacts are presented in Note 31.
•	In the energy market, the volume of energy sold to captive customers, and transported for Free customer and distributors with access to CEMIG D’s networks, increased 5.1% from January to December of 2021, compared to the same period of 2020, reflecting the easing of social isolation requirements. This increase is comprised of two components: consumption by the captive market was 0.6% higher and use of the network by Free Clients was 10.3% higher.

The impacts of the Covid-19 pandemic disclosed in these financial statements were based on the Company’s best estimates and significant long-term effects are not expected.

Operating Results

Year Ended December 31, 2021 compared to the Year Ended December 31, 2020

Net revenues

Net revenues increased by 33.37% from R$25,228 million in 2020 to R$33,646 million in 2021, as follows.

	2021	Net revenues	2020	Net revenues	2021 vs 2020
	(in millions of R$)	(%)	(in millions of R$)	(%)	(%)
Energy sales to final customers	26,651	79.21	23,018	91.24	15.78
Revenue from wholesale supply to other concession holders	2,968	8.82	3,414	13.53	(13.06)
CVA (compensation for changes in ‘Parcel A’ items) and Other financial components	2,146	6.38	455	1.80	371.65
Financial component arising from PIS/Pasep and Cofins taxes refunded to customers– realization	1,317	3.91	266	1.05	395.11
Revenue from use of the electricity distribution systems – TUSD	3,448	10.25	3,022	11.98	14.10
Transmission operation and Maintenance revenue	355	1.06	280	1.11	26.79
Interest revenue arising from the financing component in the transmission contract asset	660	1.96	438	1.74	50.68
Adjustment to expectation of cash flow from indemnifiable financial asset of the distribution concession	54	0.16	16	0.06	237.50
Revenue on financial updating of the Concession Grant Fee	523	1.55	347	1.38	50.72
Construction revenues	2,104	6.25	1,637	6.49	28.53
Energy transactions on the CCEE	1,157	3.44	154	0.61	651.30
Mechanism for the sale of surplus	453	1.35	234	0.93	93.59
Supply of gas	3,470	10.31	2,011	7.97	72.55
Fine for violation of service continuity indicator	(70)	(0.21)	(51)	(0.20)	37.25
Recovery of PIS/Pasep and Cofins taxes credits over ICMS	154	0.46	-	-	-
Other revenue	1,935	5.75	1,709	6.77	13.22
Deductions on revenue	(13,679)	(40.66)	(11,722)	(46.46)	16.70
Total net revenue	33,646	100.00	25,228	100.00	33.37

Energy sales to final customers

Total revenue from energy sold to final customers in 2021 was R$26,651 million, or 15.78% higher than the figure for 2020 of R$23,018 million.

The main items that affected total revenue from energy sold to final customers were:

•          The annual tariff adjustment for CEMIG D effective as from May 25, 2021, with an average upward effect of 1.28% on customer tariffs, in comparison an average upward effect on customer tariffs of 8.73% effective as from May 28, 2019; and

•          Volume of energy sold to final customers 9.81% higher year-on-year.

The Cemig D Annual Tariff Adjustment, effective from May 28, 2021 to May 27, 2022, with an average increase perceived by customers of 1.28% – its components included average increases of: 2.14% for high-voltage customers, and 0.89% for customers connected at low voltage. There was no adjustment to tariffs for residential customers connected at low voltage. This result arises from: (i) variation of 2.64% in the Parcel B costs, and the direct pass-throughs within the tariff, which were reduced by 1.37% – the latter having zero economic effect for the Company, not affecting profitability – relating to the following items: (a) increase of 8.84% in non-manageable costs (Parcel A), mainly related to purchase of energy supply, regulatory charges and transmission charges; (b) decrease of 8.80% in financial components of the current process, led by the reduction of R$1,573 relating to credits of PIS/Pasep and Cofins taxes, which generated a negative variation in the tariff of 9.67%, and the reversal of the Covid account (8.78%); and (c) withdrawal of 1.41% from the financial components of the prior process. See Note 14 to the consolidated financial statements.

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

As illustrated in the table below, the total volume of energy sold by CEMIG in 2021 increased by 1.46% as compared to 2020:

GWh (2)	2021	2020	Var %
Residential	11,186	10,981	1.87
Industrial	16,361	12,731	28.51
Commercial, Services and Others	8,334	8,571	(2.77)
Rural	3,975	3,766	5.55
Public Authorities	729	714	2.10
Public Lighting	1,226	1,243	(1.37)
Public Service	1,418	1,362	4.11
Subtotal	43,229	39,368	9.81
Own Consumption	33	34	(2.94)
	43,262	39,402	9.80
Wholesale supply to other concession holders (1)	10,825	13,907	(22.16)
Total	54,087	53,309	1.46

1.	Includes Regulated Market Energy Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.
2.	Data not audited by external auditors; includes Regulated Market Energy Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Residential: Residential consumption in 2021 was 1.87% higher than in 2020. This increase is primarily due to new customer connections made in 2021, in CEMIG D (2.6% higher YoY).

Industrial: Total volume of energy consumed by regulated and free industrial customers was 28.51% higher in 2021 than in 2020. This increase was mainly reflecting new contracts for sales to free clients, starting supply in January 2021.

Commercial, services and others: Decrease of 2.77% in the volume of supply sold to the commercial customer category, mainly because of the significant migration of customers to Distributed Generation and the Free Market. In addition, this customer category continues to experience a decrease in 2021, more than the other categories, due to the impact of the pandemic on the economic activity, and thus on consumption.

Public services: Consumption was 4.11 % higher in 2021, mainly reflecting an increase in consumption related to capture of water, due to the low volume of rains in various months of 2021, and also the very low consumption by this consumer category in 2020.

Rural: Consumption by rural users increased by 5.55 % in 2021, mainly reflecting the fact that consumption for irrigation was higher, due to the lower volume of rains in 2021.

Wholesale supply to other concession holders: The energy sale to other concessionaires decreased 22.16% compared to 2020, mainly because of the significant migration of customers to Distributed Generation and the Free Market. In addition, this customer category continues to experience a decrease in 2021, more than the others categories, due to the impact of the pandemic on the economic activity, and thus on consumption.

Revenue from Use of Distribution Systems (the TUSD charge): This is revenue from charging Free Customers the Tariff for Use of the Distribution System (TUSD) on the volume of energy distributed. In 2021, this revenue was R$3,448 million, compared to R$3,022 million in 2020, an increase of 14.10% year-on-year, mainly reflecting the following:

•          The volume of energy transported from January to December 2021 was 10.27% higher than the same period of 2020, due to: (i) the increase in consumption for irrigation by rural customers; (ii) the migration of commercial customers to Free Market; and (iii) growth in the industrial market in 2021, due to the recovery of the economy.

The CVA Account and Other financial components, in rate increases: CEMIG recognizes the difference between actual non-controllable costs (in which the CDE, and energy purchase for resale, are significant components) and the costs that were used as the basis of decision of the rates charged to customers. The amount of this difference is passed through to customers in CEMIG D’s next tariff adjustment – in 2021 this represented a revenue of R$2,146 million, compared to the R$455 million in 2020. The increase is due to the cost of energy acquired in regulated market and transmission costs.

Transmission concession revenue

•          Construction revenue corresponds to the performance obligation to build the transmission infrastructure, recognized based on the satisfaction of obligation performance over time. They are measured based on the cost incurred, including PIS/Pasep and Cofins taxes over the total revenues and the profit margin of the project. For more information, see Note 15 to the consolidated financial statements.

•          Operation and maintenance revenue corresponds to the performance obligation of operation and maintenance specified in the transmission concession contract, after termination of the construction phase. They are recognized when the services are rendered and the invoices for the RAPs are issued.

•          Interest revenue in the contract asset recognized, recorded as transmission concession gross revenue in statement income. Revenue corresponds to the significant financing component in the contractual asset and is recognized by the linear effective interest rate method based on the rate determined at the start of the investments, which is not subsequently changed. The rates are determined for each authorization and are applied on the amount to be received (future cash flow) over the contract duration. This includes financial updating by the inflation index specified for each transmission contract.

Revenue from transactions in energy on the CCEE: Revenue from transactions in energy on the CCEE was R$1,157 million in 2021, compared to R$154 million in 2020, an increase of 651.30% year-on-year. This higher amount is due to excess of energy from January to December 2021, compared to deficit positions in 2020. From January to December 2021, short-term bilateral sales were made that increased the Company’s exposure on the CCEE.

Revenue from supply of gas: CEMIG reported revenue from supply of gas totaling R$3,470 million in 2021, compared to R$2,011 million in 2020, an increase of 72.55%. This mainly reflects the increase on the volume of gas sold to the wholesale market in 2021, mainly in the thermal and industrial segment.

Construction revenues: Distribution and transmission infrastructure construction revenues totaled R$1,852 million in 2021, compared to R$1,435 million in 2020, an increase of 29.06%. This variation is mainly due to the execution of a larger proportion of the Investment Plan budget in assets related to distribution concession infrastructure, especially those related to the sub-transmission networks, in expansion, strengthening and enhancement of high-voltage infrastructure.

Revenue arising from advances for services provided: Revenue in the amount of R$154 million arising from the negotiation with a free customer that resulted in a revenue recognition related to trading services provided in advance by the subsidiary ESCEE, in June 2021.

Other: Other revenues totaled R$1,934 million in 2021, compared to R$1,709 million in 2020, 13.17% higher year-on-year. The breakdown of the other revenues is presented on Note 27 to the consolidated financial statements.

Deductions from Revenue: Taxes and charges applied to revenue in 2021 were R$13,679 million, or 16.70% more than in 2020 (R$11,722 million), mainly reflecting the following:

•          CDE: The amounts of payments to the Energy Development Account (CDE) are decided by an ANEEL Resolution. The purpose of the CDE is to cover costs of concession indemnities, tariff subsidies, and the subsidy for balanced tariff reduction, the low-income customer subsidy, the coal consumption subsidy, and the Fuels Consumption Account (CCC). Charges for the CDE in 2021 were R$2,658 million, compared to R$2,443 million in 2020. This is a non-controllable cost: the difference between the amounts used as a reference for setting of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

•          Other taxes and charges on revenue: The other significant deductions from revenue are taxes, which are calculated as a percentage of sales revenue. Thus, their variations arise, substantially, from the changes in revenue.

Operating costs and expenses

Operating costs and expenses in 2021 were R$28,236 million, an increase of 31.75% as compared to 2020 (R$21,432 million).

The following table illustrates the components of operating costs and expenses in 2020 and 2019 expressed as a percentage of net revenues:

	2021	Net revenues	2020	Net revenues	2021 vs 2020
	(in millions of R$)	(%)	(in millions of R$)	(%)	(%)
Energy purchase for resale	(16,101)	47.85	(12,111)	48.01	32.93
Charges for use of the national grid	(3,337)	9.92	(1,748)	6.93	90.90
Depreciation and amortization	(1,049)	3.12	(989)	3.92	6.07
Personnel	(1,240)	3.69	(1,276)	5.06	(2.82)
Gas bought for resale	(2,011)	5.98	(1,083)	4.29	85.69
Outsourced services	(1,450)	4.31	(1,265)	5.01	14.62
Post-employment benefits	(16)	0.05	(438)	1.74	(96.35)
Materials	(94)	0.28	(79)	0.31	18.99
Operating provisions and impairment	(375)	1.11	(423)	1.68	(11.35)
Employees’ and managers’ profit sharing	(134)	0.40	(142)	0.56	(5.63)
Infrastructure construction costs	(2,036)	6.05	(1,581)	6.27	28.78
Other operating expenses, net	(394)	1.17	(297)	1.17	33.11
Total operating costs and expenses	(28,237)	83.92	(21,432)	84.95	31.75

The following are the main variations in operating costs and expenses between 2021 and 2020:

Energy purchased for resale

Expenses due to energy purchased for resale in 2021 were R$16,101 million, compared to R$12,111 million in 2020, representing an increase of 32.95%. The main factors contributing to such increase were:

•	Expenses on energy acquired in regulated market auctions increased by 87.22%, totaling R$6,242 million in 2021, as compared to R$3,334 million in 2020. This increase many arises from higher variable costs in energy trading contracts in the Regulated Market, due to higher dispatching of thermal plants;
•	The expenses on distributed generation (‘geração distribuída’) acquired was R$1,268 million in 2021, compared to R$678 million in 2020, 87.02% higher. This reflects the higher number of generation units installed (115,868 in December 2021, compared to 63,845 in December 2020); and the higher volume of energy injected into the grid (1,919,881 MWh in 2021, compared to 1,008,589,663 MWh in 2020);
•	Costs on energy acquired in the Free Market 25.12% higher, at R$4,976 million from January to December, compared to R$3,977 million in the prior year, mainly associated with new purchase contracts made to mitigate the exposure risk and the replenishment of incentive-bearing energy sources in energy balance.

This is a non-controllable cost for CEMIG Distribution: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment. For further details see Note 28 to the consolidated financial statements..

Charges for use of the national grid

Charges for use of the national grid in 2021 were R$3,337 million, compared to R$1,748 million in 2020, representing an increase of 90.90%.

The difference is mainly due to lower transmission charges in 2Q20, resulting in lower cash outflow from distributors during the Covid-19 pandemic. The increase in 2021, was due to the reduced transmission volume in 2020, which was restarted in 2021 by approximately 40% as from July 2020. And even considering that, in July 2021 we had a reduction of approximately 10% in the increase, the final result for the year of 2021 was, on average, a cost 17% higher than in 2020.

This is a non-manageable cost for CEMIG Distribution: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Personnel

Expenses due to personnel in 2021 were R$1,240 million, compared to R$1.276 million in 2020, representing a decrease of 2.82%. this variation is due, mainly, to a reduction of 4.36% in the average number of employees, being 5,025 in 2021 compared to 5,254 in 2020. Reduction in costs and expenses with the voluntary dismissal program in the first half of 2021, in the amount of R$35,238, compared to R$58,850 in the same period in 2020. And salary readjustment of 4.77% and 11.08% as of November 2020 and 2021, respectively, due to the Collective Bargaining Agreement.

Gas bought for resale

In 2021 the Company reported expense of R$2,011 million on acquisition of gas, 85.69% more than in 2020 of R$1,083 million. This is primarily due to the increase of 45.20%, mainly due to thermoelectric power generation, which consumption was 205.32% higher, due to the levels of the plants’ reservoirs were lower than expected in 2021. This caused a greater dispatch of the thermoelectric plants. The margin on natural gas was adjusted, in accordance with the IGPM inflation index, by 25.70% in 2021. Another important aspect is the increase in the average cost of gas in 2021, in the order of 42.70%, which was also reflected in the tariff.

Operating provisions and impairment

Operating provisions in 2021 totaled R$375 million, compared to R$423 million in 2020, a decrease of 11.35%. The decrease was mainly due to:

•	Provisions for the SAAG put option 88.68% higher, representing an expense of R$100 million in 2021, compared to R$53 million in 2020, mainly reflecting the negative effects on the fair value of Mesa resulting from the adverse judgment given in the arbitration proceedings involving SAE.
•	Variation of provisions for taxes, which represented the constitution of R$2 million in 2021, compared to R$75 million in 2020. This variation results, mainly, from a judgment given in favor of the Company in one of the administrative cases relating to social security contributions from January to October 2010, which resulted in cancellations of tax debits, according to calculations by the tax authority (Receita Federal). For further details see Note 28 to the consolidated financial statements.

•	Constitution of estimated provisions for losses on loans to related parties, from January to December 2020, referring to credits owed by Renova totaling R$37.

For further Information see Note 25 to the consolidated financial statements.

Employees´ and managers´ profit sharing

The expense on employees and managers profit sharing was R$134 million in 2021, compared to R$142 million in 2020. The decrease was due to a lower consolidated net income of CEMIG – the basis of calculation for this expense.

Infrastructure construction costs

Infrastructure construction costs in 2021 totaled R$2,036 million, or 28.78% more than in 2020 (R$1,581 million).

The difference mainly arises the higher volume of investments in distribution in January to December 2021, compared to 2020, especially in sub-transmission, in expansion, reinforcement and improvement of high-voltage infrastructure.

This line records the Company’s investment in assets of the concession in the period, and is fully offset by the line Construction revenue, in the same amount.

Share of profit (loss), net, of associates and joint ventures

In 2021, CEMIG reported a gain by the equity method of R$182 million, compared to R$357 million reported in 2020. The difference is mainly due losses 186.33% higher on the investee Santo Antônio Energia, which reported a loss, resulting in negative equity income of R$528 million in 2021, compared to negative equity income of R$184 million in 2020. This difference primarily reflects recognition of the effects of the judgments given in the arbitration proceedings in which SAESA is a party. See Note 16 to the consolidated financial statements for details on the results from the investees recognized under this line.

Until the end of the collective bargaining agreement ended in October 2021, the Company offered retirees a 50% coverage of the life insurance policy, with certain specific features. However, due to the changes made in the Collective Bargaining Agreement 2021/2023 to offer and fund life insurance for employees and former employees, the said post-employment benefit was terminated and thus the Company wrote off the balance of the obligation, remeasured by the revised actuarial assumptions, against results and equity, in the amounts of R$415 million and R$59 million.

Net finance income (expense)

Net finance income totaled R$2,253 million in 2021, compared to net finance expenses of R$905 million in 2020.

The main factors contributing to this change in net finance income and expenses were:

•          Recognition, in 2021, an expense of R$538 million from the hedge transaction related to the Eurobond transaction, compared to recognition of a gain of R$1,753 million in 2020. The variation in 2021 arises from a fall in the future interest yield curve; and

This was partially offset by the following:

•          Appreciation of the dollar against the real from January to December 2021 of 7.39%, compared to appreciation, of 29%, in 2020 – generating a posting of expenses of R$354 million from January to December 2021, vs. expenses, of R$1,749 million, in 2020;

•          Recognition of the premium on repurchase of debt securities in the amount of R$491 million as a result of the partial buyback of its Eurobonds – Tender Offer.

The breakdown of financial income and expenses is in Note 29 to the consolidated financial statements.

Income Tax and the Social Contribution

In 2021, the Company’s income tax and the social contribution expense totaled R$945 million, on pre-tax profit of R$4,698 million, an effective rate of 20.12%. In 2020, the Company’s income tax and social contribution expense totaled R$936 million, on pre-tax profit of R$3,801 million, an effective rate of 24.63%.

Year Ended December 31, 2020 compared to the Year Ended December 31, 2019

Net revenues

Net revenues decreased by 1.02% from R$25,486 million in 2019 to R$25,228 million in 2020, as follows.

	2020	Net revenues	2019	Net revenues	2020 vs 2019
	(in millions of R$)	(%)	(in millions of R$)	(%)	(%)
Energy sales to final customers	23,018	91.24	24,052	94.37	(4.30)
Revenue from wholesale supply to other concession holders	3,414	13.53	2,876	11.28	18.71
CVA (compensation for changes in ‘Parcel A’ items) and Other financial components	455	1.80	58	0.23	684.48
Financial component arising from PIS/Pasep and Cofins taxes refunded to customers– realization	266	1.05	-	-	-
Revenue from use of the electricity distribution systems – TUSD	3,022	11.98	2,722	10.68	11.02
Transmission operation and Maintenance revenue	280	1.11	352	1.38	(20.45)
Interest revenue arising from the financing component in the transmission contract asset	438	1.74	328	1.29	33.54
Adjustment to expectation of cash flow from indemnifiable financial asset of the distribution concession	16	0.06	18	0.07	(11.11)
Revenue on financial updating of the Concession Grant Fee	347	1.38	318	1.25	9.12
Construction revenues	1,637	6.49	1,292	5.07	26.70
Energy transactions on the CCEE	154	0.61	432	1.69	(64.35)
Mechanism for the sale of surplus	234	0.93	-	-	-
Supply of gas	2,011	7.97	2,298	9.02	(12.49)
Fine for violation of service continuity indicator	(51)	(0.20)	(58)	(0.23)	(12.07)
Recovery of PIS/Pasep and Cofins taxes credits over ICMS	-	-	1,428	5.60	-
Other revenue	1,709	6.77	1,721	6.76	(0.75)
Deductions on revenue	(11,722)	(46.46)	(12,351)	(48.46)	(5.09)
Total net revenue	25,228	100.00	25,486	100.00	(1.02)

Energy sales to final customers

Total revenue from energy sold to final customers in 2020 was R$23,018 million, or 4.30% lower than the figure for 2019 of R$24,052 million.

The main items that affected total revenue from energy sold to final customers were:

•	The annual tariff adjustment for CEMIG D effective as from May 28, 2019, with an average upward effect of 8.73% on customer tariffs, in comparison an average upward effect on customer tariffs of 23.19% effective as from May 28, 2018; and
•	Volume of energy sold to final customers 6.66% lower year-on-year.

The annual tariff adjustment for CEMIG D, effective July 1, 2020, with average upward effect on customer tariffs was 4.27% and from August 19, 2020, the adjustment was recalculated, resulting in the adjustment having a null effect on customer tariffs, due to reimbursement to customers of R$714 million, corresponding to the escrow deposits released after the success of CEMIG’s legal action (against which there is no further appeal), which recognized the right to exclude the ICMS amounts from the calculation basis of PIS/Pasep and Cofins taxes. See Note 14 to the consolidated financial statements.

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

As illustrated in the table below, the total volume of energy sold by CEMIG in 2020 decreased by 1.52% as compared to 2019:

GWh (2)	2020	2019	Var %
Residential	10,981	10,538	4.20
Industrial	12,731	14,873	(14.40)
Commercial, Services and Others	8,571	9,335	(8.18)
Rural	3,766	3,795	(0.76)
Public Authorities	714	905	(21.10)
Public Lighting	1,243	1,357	(8.40)
Public Service	1,362	1,373	(0.80)
Subtotal	39,368	42,176	(6.66)
Own Consumption	34	38	(10.53)
	39,402	42,214	(6.66)
Wholesale supply to other concession holders (1)	13,907	11,919	16.68
Total	53,309	54,134	(1.52)

(1)	Includes Regulated Market Energy Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.
(2)	Data not audited by external auditors; includes Regulated Market Energy Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

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

Wholesale supply to other concession holders: The energy sale to other concessionaires increased 16.68% compared to 2019 due to a higher volume of energy available sold in this segment, to redeem part of the high credit that those companies have at CCEE.

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

The CVA Account and Other financial components, in rate increases: CEMIG recognizes the difference between actual non-controllable costs (in which the CDE, and energy purchase for resale, are significant components) and the costs that were used as the basis of decision of the rates charged to customers. The amount of this difference is passed through to customers in CEMIG D’s next tariff adjustment – in 2020 this represented a revenue of R$455 million, compared to the R$58 million. The higher figure in 2020 compared to 2019 is mainly due higher cost of energy and the estimated figures used for future cost of energy in the tariff calculation (this difference generates a financial asset to be reimbursed to the Company through the next tariff adjustment).

Transmission concession revenue

•	Construction revenue corresponds to the performance obligation to build the transmission infrastructure, recognized based on the satisfaction of obligation performance over time. They are measured based on the cost incurred, including PIS/Pasep and Cofins taxes over the total revenues and the profit margin of the project. For more information, see Note 15 to the consolidated financial statements.
•	Operation and maintenance revenue corresponds to the performance obligation of operation and maintenance specified in the transmission concession contract, after termination of the construction phase. They are recognized when the services are rendered and the invoices for the RAPs are issued.
•	Interest revenue in the contract asset recognized, recorded as transmission concession gross revenue in statement income. Revenue corresponds to the significant financing component in the contractual asset and is recognized by the linear effective interest rate method based on the rate determined at the start of the investments, which is not subsequently changed. The average of the implicit rates is 6.68%. The rates are determined for each authorization and are applied on the amount to be received (future cash flow) over the contract duration. This includes financial updating by the inflation index specified for each transmission contract.

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

Construction revenues: Distribution and transmission infrastructure construction revenues totaled R$1,637 million in 2020, compared to R$1,292 million in 2019, an increase of 26.70%. This revenue is fully offset by Construction costs in the distribution segment, of the same amount, and corresponds to the Company’s investments in assets of the concession in the year. For the transmission segment, this represents investment in small improvements in 2020, due to regulatory changes and the suspension of contracts with works suppliers’ reinforcements.

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

Other: Other revenues totaled R$1,709 million in 2020, compared to R$1,721 million in 2019, 0.75% lower year-on-year. The breakdown of the other revenues is presented on Note 27 to the consolidated financial statements.

Deductions from Revenue: Taxes and charges applied to revenue in 2020 were R$11,722 million, or 5.09% lower than in 2019 (R$12,351 million), mainly reflecting the following:

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

Operating costs and expenses

Operating costs and expenses in 2020 were R$21,432 million, a decrease of 4.64% as compared to 2019 (R$22,475 million).

The following table illustrates the components of operating costs and expenses in 2020 and 2019 expressed as a percentage of net revenues:

	2020	Net revenues	2019	Net revenues	2020 vs 2019
	(in millions of R$)	(%)	(in millions of R$)	(%)	(%)
Energy purchase for resale	(12,111)	48.01	(11,286)	44.28	7.32
Charges for use of the national grid	(1,748)	6.93	(1,426)	5.60	22.58
Depreciation and amortization	(989)	3.92	(958)	3.76	3.24
Personnel	(1,276)	5.06	(1,272)	4.99	0.31
Gas bought for resale	(1,083)	4.29	(1,436)	5.63	(24.58)
Outsourced services	(1,265)	5.01	(1,239)	4.86	2.10
Post-employment benefits	(438)	1.74	(408)	1.60	7.35
Materials	(79)	0.31	(91)	0.36	(13.19)
Operating provisions and impairment	(423)	1.68	(2,401)	9.42	(82.38)
Employees’ and managers’ profit sharing	(142)	0.56	(263)	1.03	(46.01)
Infrastructure construction costs	(1,581)	6.27	(1,200)	4.71	31.75
Other operating expenses, net	(297)	1.17	(494)	1.94	(40.20)
Total operating costs and expenses	(21,432)	84.95	(22,474)	88.18	(4.64)

The following are the main variations in operating costs and expenses between 2020 and 2019:

Employees and managers´ profit sharing

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

Energy purchased for resale

Expenses due to energy purchased for resale in 2020 were R$12,111 million, compared to R$11,286 million in 2019, representing an increase of 7.31%. The main factors contributing to such increase were:

•	Expenses on energy acquired in regulated market auctions increased by 10.36%, totaling R$3,334 million in 2020, as compared to R$3,021 million in 2019, mainly due to the increase in the volume of energy acquired;
•	Expense on supply from Itaipu was 39.26% higher, at R$1,990 million in 2020, compared to R$1,429 million in 2019. The difference is mainly due to the increase of 31.80% in the average dollar quotation in 2020 compared to 2019 (R$5.23 and R$3.97, respectively), which has contributed to the rise in dollar energy price per KW (US$28.41/KW in 2020 and US$27.71/KW in 2019);
•	The expenses on distributed generation (‘geração distribuída’) acquired was R$678 million in 2020, compared to R$207 million in 2019, 227.54% higher. This reflects the higher number of generation units installed (63,845 in December 2020, compared to 31,172 in December 2019); and the higher volume of energy injected into the grid (1,008,589,663 MWh in 2020, compared to 412,290,475 MWh in 2019);
•	The cost of purchases of supply in the spot market was at R$1,497 million in 2020, compared to R$1,886 million in 2019. The result expressed for spot-price supply is the net balance between revenues and expenses of transactions on the Power Trading Chamber (CCEE). The lower figure is mainly due to the average spot price (PLD) being 22.06% lower, at R$177.00/MWh in 2020, compared to R$227.10/MWh in 2019.

This is a non-controllable cost for CEMIG Distribution: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment. For further details see Note 29 to the consolidated financial statements.

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

Operating provisions and impairment

Operating provisions in 2020 totaled R$423 million, compared to R$2,401 million in 2019, a decrease of 82.38%. The decrease was mainly due to:

•	Provisions for employment-law legal actions amounting R$46 million in 2020, compared to a provisions of R$136 million in 2019. This arises mainly from reassessment of the probability of loss in existing actions, based on application of the IPCA-E inflation index instead of the TR reference rate in monetary adjustment for employment-law legal actions dealing with debts.
•	Variation of provisions for taxes, which represented the recognition of R$75 million in 2020, compared to R$1,228 million in 2019. This variation results, mainly, of the Company’s reassessment, based on the opinion of its legal advisers, of the probability of loss on administrative and court proceedings opened against the Company relating to social security contributions on the payment of profit shares to its employees, alleging that Company did not previously establish clear and objective rules for the distribution of these amounts. For further details see Note 28 to the consolidated financial statements.
•	Provision for expected credit losses of account receivables from clients 38.24% lower, at R$147 million in 2020, compared to R$238 million in 2019. This difference mainly reflects reversal of expected losses for debts for energy consumption and services owed by the direct and indirect administration of Minas Gerais State of R$210 million, in 2020, that the Company will be able to be offset against ICMS tax owed to the state, under State Decree 47,908/2020. For more information, see Note 11 to the consolidated financial statements. Also, default in 2020 declined due to clients’ acceptance of the negotiation rules approved by the Company for dealing with the impacts of the Covid-19 pandemic.
•	This was partially offset by the recognition of an estimated loss on realization of the receivables from Renova, in the amount of R$688 million, after an assessment of the investee’s credit risk, which deteriorated in the current year, that increased the cost with operating provisions in 2019.

For further Information see Note 25 to the consolidated financial statements.

Infrastructure construction costs

Infrastructure construction costs in 2020 totaled R$1,581 million, or 31.75% more than in 2019 (R$1,200 million).

Construction revenues for energy and gas distribution segment are equivalent to new infrastructure are initially recorded as contract assets, measured at construction cost plus margin (which, for the construction business, is deemed as zero). Construction costs include borrowing costs.

Construction revenues for transmission segment are recorded when construction is finalized, concession infrastructure assets remain as contract asset, considering the existence of performance obligations during the concession period, represented by the network construction, operation and maintenance, as there is no unconditional right to receive the consideration for the construction service unless the company operates and maintains the infrastructure.

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

Share of profit (loss), net, of associates and joint ventures

In 2020, CEMIG reported a gain by the equity method of R$357 million, compared to R$125 million reported in 2019. This primarily reflects higher gains in 2020 on the investments in TAESA compared to losses on the investments in Santo Antônio Energia and Itaocara in 2019. See Note 16 to the consolidated financial statements for details on the results from the investees recognized under this line.

Net finance income (expense)

Net finance income totaled R$905 million in 2020, compared to net finance expenses of $1,360 million in 2019. The main factors contributing to this change in net finance income and expenses were:

•	Recognition, in 2020, of R$1,753 million from the hedge transaction related to the Eurobond transaction, compared to recognition of a gain of R$998 million in 2019. The adjustment of the hedge transaction to fair value resulted in a positive effect, due to a lower variation in the future curve for the DI (Interbank Deposit) rate than in the future curve for the US dollar exchange rate. This gain should be considered together with the expense on foreign exchange variation arising from the Eurobond, as described below; and
•	Revenue of monetary updating of the PIS/Pasep and Cofins taxes credits over ICMS, adding up to R$1,580 million in 2019. CEMIG, CEMIG GT and CEMIG D filed an Ordinary Action for a declaration that it was unconstitutional to include the ICMS value added tax within the taxable amount for calculation of PIS/Pasep and Cofins; and for recognition of these companies’ right to offsetting of amounts unduly paid for the 10 years prior to the action being filed, with monetary adjustment by the Selic rate. For more information see Note 10 to the consolidated financial statements.

This was partially offset by the following:

•	Higher interest on loans in foreign currency – which in 2020 represented a financial expense of R$850 million, compared a financial expense of R$664 million in 2019. This higher increase is due to 29% higher exchange rate in effect in in 2020 (R$5.19 in 2020, compared to R$4.03 in 2019);
•	Higher foreign exchange variation on loans in foreign currency – which in 2020 represented a financial expense of R$1,742 million, compared a financial expense of R$226 million in 2019. This higher increase is due to the higher exchange rate in effect in the period (29% in 2020, compared to 4% in 2019).

The breakdown of financial income and expenses is in Note 29 to the consolidated financial statements.

Income Tax and the Social Contribution

In 2020, the Company’s income tax and the social contribution expense totaled R$936 million, on pre-tax profit of R$3,801 million, an effective rate of 24.63%. In 2019, the Company’s expense on income tax and social contribution expense totaled R$1,599 million, on pre-tax profit of R$4,570 million, an effective rate of 34.99%.

Indebtedness

Our indebtedness from loans, financing and debentures (current and non-current) as of December 31, 2021 was R$ 11,364 million, which was comprised of R$ 1,465 million of current debt and R$ 9,899 million of non-current debt. Of our debt as of December 31, 2021, R$ 5,601 million was denominated in U.S. dollar-denominated and R$ 5,763 million was denominated in Reais.

Our indebtedness from loans, financing and debentures (current and non-current) as of December 31, 2020 was R$15,020 million, which was comprised of R$2,059 million of current debt and R$12,961 million of non-current debt. Of our debt as of December 31, 2020, R$7,825 million was denominated in foreign currencies of which was U.S. dollar-denominated and R$7,195 million denominated in Reais.

Our indebtedness as of December 31, 2021, is shown in the following table (in millions of Reais):

Financing source	Principal maturity	Annual financial cost %	Currency	2021			2020
				Current	Non-current	Total	Total
FOREIGN CURRENCY
Banco do Brasil: Various Bonds (1) (4)	2024	Diverse	US$	-	-	-	12
Eurobonds (2) (12)	2024	9.25%	US$	42	5,581	5,623	7,854
(-)Transaction costs				-	(8)	(8)	(16)
(±) Interest paid in advance (3)				-	(14)	(14)	(25)
Debt in foreign currency				42	5,559	5,601	7,825
BRAZILIAN CURRENCY
Caixa Econômica Federal (6)	2021	TJLP + 2.50%	R$	-	-	-	17
Caixa Econômica Federal (7)	2022	TJLP + 2.50%	R$	-	-	-	14
Eletrobrás (4)	2023	UFIR + 6.00% at 8.00%	R$	4	2	6	8
Sonda (8)	2022	110.00% of CDI	R$	52	-	52	50
Debt in Brazilian currency				56	2	58	89
Total of loans and financings				98	5,561	5,659	7,914
Debentures - 3th Issue – 3rd Series (2)	2022	IPCA + 6.20%	R$	428	-	428	762
Debentures - 7th Issue – Single series (2) (11)	2021	140.00% of CDI	R$	-	-	-	289
Debentures - 3th Issue – 2nd Series (4) (5)	2021	IPCA + 4.70%	R$	-	-	-	588
Debentures - 3th Issue – 3rd Series (4)	2025	IPCA + 5.10%	R$	323	824	1,147	1,035
Debentures - 7th Issue – 1st Series (4)	2024	CDI + 0.45%	R$	546	810	1,356	1,892
Debentures - 7th Issue – 2nd Series (4)	2026	IPCA + 4.10%	R$	4	1,756	1,760	1,588
Debentures – 4th Issue – 1st Series (9)	2022	TJLP+1.82%	R$	10	-	10	20
Debentures – 4th Issue – 2nd Series (9)	2022	Selic + 1,82%	R$	4	-	4	9
Debentures – 4th Issue – 3th Series (9)	2022	TJLP + 1,82%	R$	11	-	11	22
Debentures – 4th Issue – 4th Series (9)	2022	Selic + 1,82%	R$	5	-	5	10
Debentures – 7th Issue – Single series (9)	2023	CDI + 1.50%	R$	20	20	40	60
Debentures – 8th Issue – Single series (9)	2031	IPCA + 5.27%	R$	19	968	987	890
(-) Discount on the issuance of debentures (10)				-	(15)	(15)	(18)
(-) Transaction costs				(3)	(25)	(28)	(41)
Total, debentures				1,367	4,338	5,705	7,106
Total				1,465	9,899	11,364	15,020

(1)	On June 18, 2021, Cemig D made early settlement of the debt under the Debt Confirmation and Consolidation Agreement, in the principal amount of US$45, considering the guarantees constituted in the amount of US$43, by payment in cash, of roughly US$2. The total amount disbursed, comprising the basic cash amount, interest and fees, is R$10 on the date of payment.
(2)	Cemig Geração e Transmissão;
(3)	Advance of funds to achieve the yield to maturity agreed in the Eurobonds contract.
(4)	Cemig Distribuição;
(5)	In February 2021 Cemig D amortized the Second Series of its Third Debenture Issue.
(6)	Central Eólica Praias de Parajuru. Early payment of the entire debt was made on July 23, 2021, in the amount of R$5,320. Until the settlement of the contracts, guarantees were maintained and the contractual obligations complied with;
(7)	Central Eólica Volta do Rio. Early payment of the entire debt was made on July 23, 2021 in the amount of R$8,766. Until the settlement of the contracts, guarantees were maintained and the contractual obligations complied with;
(8)	Arising from merger of Cemig Telecom.
(9)	Gasmig. The proceeds from the 8th debenture issue, concluded by Gasmig on September 10, 2020, in the amount of R$850, were used to redeem the Promissory Notes issued on September 26, 2019, with maturity at 12 months, whose proceeds were used in their entirety for payment of the concession grant fee for the gas distribution concession contract.
(10)	Discount on the sale price of the 2nd series of the Seventh issue of Cemig Distribuição.
(11)	On February 02, 2021, the Company made the mandatory early redemption of this debentures, in the amount of R$264, with 20% discount of the funds obtained by the sale of the Company’s interest in Light. For more information about the sale of the Company’s interest in Light, see Note 32.
(12)	In August 2021, Cemig GT carried out a partial buyback of its Eurobonds issue, in the principal amount of US$500. There are more details on this transaction later in this Note.

On February 2, 2021, CEMIG GT effected extraordinary amortization of its 7th issue of non-convertible debentures, in the amount of R$ 265 million, which had final maturity in December 2021.

In August 2021, Cemig GT repurchased US$ 500 million of its Eurobonds, reducing the principal of this debt to US$ 1.0 billion, which matures in 2024.

The Company did not enter into any additional financing contracts during the year ended December 31, 2021.

The following financing contracts were entered into during the year ended December 31, 2020 (in millions of Reais):

Financing source 2019	Date	Principal maturity	Annual financial cost %	Amount
BRAZILIAN CURRENCY
Debentures – 8th Issue – single Series (1)	September, 2020	2031	IPCA + 5.27%	850
(-) Transactions costs				(24)
Total raised				826

(1)	Gasmig

On September 10, 2020, Gasmig concluded its 8th issue of simple debentures, not convertible into shares, in the amount of R$850 million, in a single series, with an 11-year term and monetary restatement by the IPCA plus interest of 5.27% per year, based on 252 working days. The total net funds raised were allocated to Gasmig, on the present date, of the mandatory early redemption of the 1st Issue of Commercial Promissory Notes, in a single series, with a total amount of R$ 850 million on the issue date.

CEMIG GT’s tender offer for Eurobonds

The Company did not enter into any additional financing contracts during the year ended December 31, 2021

In August 2021, Cemig GT repurchased US$ 500 million of its Eurobonds, reducing the principal of this debt to US$ 1.0 billion, which matures in 2024.

CEMIG Financing Guarantees

CEMIG has provided total financing guarantees for R$ 11,364 million on loans, financing and debentures, on December 31, 2021, were as follows: (in millions of Reais)

2021
Promissory notes and Sureties	7,177
Guarantee and Receivables	3,094
Receivables	36
Shares	52
Unsecured	1,005
TOTAL	11,364

Restricted Covenant Clauses

The Company has contracts with covenants linked to financial ratios, as follows:

Title - Security	Covenant	Ratio required – Issuer	Ratio required CEMIG (guarantor)	Compliance required
7th Debentures Issue CEMIG GT (1)	Net debt / (Ebitda + Dividends received)	The following or less: 2.5 in 2021	The following or less: 2.5 in 2021	Semi-annual and annual
Eurobonds CEMIG GT (2)	Net debt / Ebitda adjusted for the Covenant (6)	The following or less: 3.0 on June 30, 2021 2.5 on/after Dec. 31, 2021	The following or less: 3.0 on June 30, 2021 3.0 on/after Dec. 31, 2021	Semi-annual and annual
7th Debentures Issue CEMIG D	Net debt / Ebitda adjusted	The following or less than 3.5	The following or less than 3.0	Semi-annual and annual
Debentures GASMIG (3)	Overall indebtedness (Total liabilities/Total assets)	Less than 0.6	-	Annual
	Ebitda / Debt servicing	1.3 or more	-	Annual
	Ebitda / Net finance income (expenses)	2.5 or more	-	Annual
	Net debt / Ebitda	The following or less than 2.5	-	Annual
8th Debentures Issue Gasmig Single series (4)	Ebtida / Debt servicing Net debt / Ebitda	1.3 or more 3.0 or less	- -	Annual Annual
Financing Caixa Econômica Federal Parajuru and Volta do Rio (5)	Debt servicing coverage index Equity / Total liabilities Share capital subscribed in investee / Total investments made in the project financed	1.20 or more 20.61% or more (Parajuru) 20.63% or more (Volta do Rio) 20.61% or more (Parajuru) 20.63% or more (Volta do Rio)	- - -	Annual (during amortization) Always Always

(1)	7th Issue of Debentures by CEMIG GT, as of December 31, 2016, of R$2,240 million.
(2)	In the event of a possible breach of the financial covenants, interest will automatically be increased by 2% p.a. during the period in which they remain exceeded. There is also an obligation to comply with a ‘maintenance’ covenants – that the consolidated debt, shall have a guarantee for debt of 1.75x Ebitda (2.0 as of December 31, 2017); and a ‘damage’ covenant, requiring real guarantee for debt at CEMIG GT of 1.5x Ebitda.
(3)	If Gasmig does not achieve the required covenants, it must, within 120 days from the date of notice in writing from BNDES or BNDESPar, constitute guarantees acceptable by the debenture holders for the total amount of the debt, subject to the rules of the National Monetary Council (CMN), unless the required ratios are restored within that period. Certain contractually specified situations can cause early maturity of other debts (cross-default).
(4)	Non-compliance with the financial covenants results in automatic early maturity. If early maturity is declared by the debenture holders, Gasmig must make the payment after receipt of notification.
(5)	The financing contracts with Caixa Econômica Federal for the Praias de Parajuru and Volta do Rio wind power plants have financial covenants with compliance relating to early maturity of the debt remaining balance. Compliance with the debt servicing coverage index is considered to be demandable only annually and during the period of amortization, which begins in July 2020.
(6)	The adjusted Ebtida arises from earings before interest, income taxes and social contribution on net income, depreciation and amortization in accordance with CVM Instruction No 527 from October 4, 2012.

The Company is in compliance with all covenants as of December 31, 2021.

Research and Development

We dedicate ourselves to projects that use technological advances not only in energy systems, but also in all fields related to energy, such as development of environmental control, storage energy systems, performance of energy systems and safety optimization. CEMIG currently invests around R$27,6 million in research projects and Development (‘R&D’).

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

As to the question of reliability of supply of energy, the structural capacity of the system is adequate to meet the market’s needs for consumption of energy, and the expansion of generation and transmission capacity currently in development will be able to meet the expected demand for consumption from the market. Rates of growth of energy consumption in Brazil in recent years have been 4.2% (2016-2017), 3.73% (2017-2018), 1.92% (2018-2019), -1.56% (2019-2020) and 4.0% (2020-2021) strong growth due to the COVID pandemic in 2020). The Brazilian Federal Government has been successful with the ‘new supply’ auctions starting in 2005 which have made possible the construction of new projects such as the Santo Antônio hydroelectric plant (3,150 MW) and the Jirau hydroelectric plant (3,750 MW), on the Madeira River; the Belo Monte plant (11,233 MW) on the Xingu River; and the Teles Pires plant (1,820 MW) on the Teles Pires River, in accordance with the needs of the distributors for acquisition of energy.

Regarding capital expenditures, for 2022 we planned to make capital investments in relation to our fixed assets in the amount of approximately R$3,679 million, corresponding to our basic program. We expect to allocate these expenditures primarily to the expansion of our distribution system. We will also allocate R$122 million for injection of capital into subsidiaries to meet specific capital needs. For more details see item 4 ‘Capital Expenditures’.

In the matter of the pandemic situation, caused by the new coronavirus, see ‘Risk Factors’ and ‘Impacts of Covid-19’, where the Company addresses its initiatives and possible impacts on its business.

Commitments

Option contracts were signed between Cemig GT and the private pension entities that participate in the investment structure of SAAG (comprising FIP Melbourne, Parma Participações S.A. and FIP Malbec, jointly, ‘the Investment Structure’), giving those entities the right to sell units in the Funds that comprise the Investment Structure, at the option of the Funds, in the 84th (eighty-fourth) month from June 2014. The provision of the exercise price of the Put Options will correspond to the amount invested by each private pension plan in the Investment Structure, updated pro rata temporis by the Expanded National Customer Price (IPCA) index published by the IBGE, plus interest at 7% per year, less such dividends and Interest on Equity as shall have been paid by SAAG to the pension plan entities. This option was considered to be a derivative instrument until the early exercise of the option (for further details, see the next topic of this note), of accounted at fair value through profit and loss, measured using the Black-Scholes-Merton (“BSM”) model. For more details, see Notes 31 and 34 to our consolidated financial statements.

CEMIG and its subsidiaries have commitments that include acquisition of energy from Itaipu, acquisition of energy at auctions, physical quota guarantees and other commitments, as follows as of December 31, 2021: (in millions of Reais)

	2022	2023	2024	2025	2026	After 2027	Total
Purchase of energy from Itaipu	1,530	1,577	1,577	1,577	1,576	31,536	39,373
Purchase of energy – auctions	3,823	3,341	3,553	3,356	3,033	44,839	61,945
Purchase of energy – ‘bilateral contracts’	332	332	333	222	68	54	1,341
Quotas of Angra 1 and Angra 2	256	263	265	264	264	5,314	6,626
Transport of energy from Itaipu	215	218	222	159	92	429	1,335
Other energy purchase contracts	5,072	4,287	3,764	3,541	3,529	28,101	48,294
Physical quota guarantees	852	709	668	563	477	10,600	13,869
Total	12,080	10,727	10,382	9,682	9,039	120,873	172,783

CEMIG and its subsidiaries have loans, financing and debentures, by currency and index, with the respective amortization, as follows: (in millions of Reais)

	2022	2023	2024	2025	2026	Total
Currency
US dollar	42	-	5,581	-	-	5,623
Total, currency denominated	42	-	5,581	-	-	5,623
Index
IPCA (1)	774	275	377	1,261	1,635	4,322
UFIR/RGR (2)	4	2	-	-	-	6
CDI (3)	628	560	270	-	-	1,458
URTJ/TJLP (4)	21	-	-	-	-	21
Total by index	1,427	837	647	1,261	1,635	5,807
(-) Transaction costs	(3)	(1)	(11)	(5)	(17)	(37)
(±)Interest paid in advance	-	-	(14)	-	-	(14)
(-) Discount	-	-	-	(8)	(7)	(15)
Overall total	1,466	836	6,203	1,248	1,611	11,364

(1)	Expanded National Customer Price (IPCA) Index,
(2)	Fiscal Reference Unit (Ufir / RGR)
(3)	CDI: Interbank Rate for Certificates of Deposit,
(4)	Interest rate reference unit (URTJ) / Long-Term Interest Rate (TJLP)

CEMIG and its subsidiaries have contracts containing a lease that are, in their majority, indexed to the IPCA inflation index on an annual basis. Below is an analysis of maturity of lease contracts:

(R$ million)	Consolidated (nominal)
2022	65
2023	29
2024	29
2025	28
2026	28
2027 at 2046	484
Undiscounted values	663
Embedded interest	(419)
Lease liabilities	244

Item 6.	Directors, Senior Managers and Employees

The Company is managed by the Board of Directors and the Executive Board. The Board of Directors of the Company comprises nine members, of which one shall be the Chair and another the Deputy Chair. The Executive Board has seven Executive Officers, who may be shareholders, resident in Brazil, elected by the Board of Directors for a period of two years, subject to the requirements of the applicable law and regulations. Re-election for a maximum of three further consecutive periods of office is permitted. The structure and composition of the Board of Directors and the Executive Board shall be identical in the wholly owned subsidiaries CEMIG Distribuição S.A and CEMIG Geração e Transmissão S.A., with occasional exceptions if approved by the Board of Directors.

Board of Directors

The Board of Directors meets, ordinarily, at least once a month and, extraordinarily, whenever called by its Chair, Deputy Chair, or by one third of its members, or by the Executive Board. Its responsibilities include setting the corporate strategy, general orientation of CEMIG’s businesses, approval of significant transactions, and election, dismissal, and monitoring of the Chief Officers (members of the Executive Board).

All the members of the Board of Directors are elected by the General Meeting of Shareholders. With exception of the member of the Board of Directors representing the Employees, no other member of the Board of Directors has an employment contract with CEMIG or with any subsidiary that provides any benefit in the event of its rescission.

The following rules apply to the composition of the Board of Directors:

a)	The following two groups of shareholders each have the right to elect one member, in a separate vote, in accordance with the applicable legislation: (i) the minority holders of common shares, and (ii) the holders of preferred shares;
b)	At least 25% (twenty-five per cent) of the members must be independent, or, under Article 141 of Law 6,404/1976, at least one of them if there is a decision for the minority shareholders to exercise their option to use the multiple vote mechanism;
c)	The employees have the right to elect one member, subject to the terms of Federal Law 12,353 of December 28, 2010, as applicable;
d)	In any event, the majority of members shall be elected by the controlling shareholder of the Company.

Composition of the Board of Directors:

Board of Directors
Nomination	Position	Date of first appointment
Márcio Luiz Simões Utsch (1)	Chair	March 25, 2019
Jaime Leoncio Singer (1)	Member	Feb 25, 2022
Marcus Leonardo Silberman (1)	Member	Feb 25, 2022
José Reinaldo Magalhães (1)	Member	March 25, 2019
Afonso Henriques Moreira Santos (1)	Member	July 31, 2020
Ricardo Menin Gaertner (1)	Member	April 29, 2022
Marcelo Gasparino da Silva (2)	Member	June 11 2018
Roger Daniel Versieux (2)	Member	April 29, 2022
José João Abdalla Filho (3)	Member	July 31, 2020
Paulo César de Souza e Silva (2)	Member	July 31, 2020
Anderson Rodrigues (4)	Member	April 29, 2022

(1)	Elected by State of Minas Gerais and other shareholders.
(2)	Elected by minority shareholders.
(3)	Appointed by the holders of the preferred shares.
(4)	Elected by a representative of the employees.

Below are brief biographical information about each member of the Board of Directors:

Márcio Luiz Simões Utsch was born in 1959, has a law degree. Principal executive positions: Mesbla S.A. (department store): General Manager, Purchasing and Operations; Gradiente Entertainment (electronics, games): Chief Officer for Sales and Distribution Logistics. Alpargatas S.A.: Joined 1997. CEO from 2003 until retirement, age 60, in 2019.

Jaime Leoncio Singer was born in 1966, graduated in economics. Principal executive positions (“C- Level” executive): CIELO S.A. - Payments/Acquiring (2016-2019); and MARFRIG GLOBAL FOODS - Food/Agribusiness/ Animal Protein (2013-2015). Current mandates: (i) Neoway – Big Data Analytics and Artificial Intelligence (August 2021 – present) – Member of the board of directors; (ii) Taesa– Transmissora Aliança de Energia Elétrica, an electric energy transmission company (April 2021 – present) - Member of the board of directors, appointed by Cemig (investor), Coordinator of the Strategy, Governance and Human Resources Committee; (iii) Naturgy/CEG – Gas Infrastructure/Distribution (December 2020 - present) - Independent member of the board of directors; (iv) Transpetro - Logistic/Infrastructure and Fuel Transportation (November 2020 – present) - Independent member of the Board of Directors; (v) Adubos Araguaia – Fertilizers, Seeds and Retail (Nov 20 – Present) - Independent member of the Advisory Board; and (vi) Centroflora – Phytopharmaceuticals (April 17 – present) - Independent member of the Advisory Board.

Marcus Leonardo Silberman was born in 1962, current is the Chief Financial Officer of Itiquira Acquisition Corp (NASDAQ: ITQRU), a Special Purpose Acquisition Company listed on February 3rd, 2021 and focused on Brazilian target growth companies. He is also a Director at CH Global Capital, an Asset Management and Investment Advisory company, since April 2019. Head of Latin America M&A at Bank of America Securities, from September 2014 to March 2019. Head of Emerging Markets M&A and a member of the Global Advisory Investment Banking Committee of Credit Suisse, from January 1998 to June 2014. Marcus has more than 25 years of M&A experience and closed more than 50 transactions totaling more than $140 billion. Holds a PhD in Finance from the Marshall School of Business at the University of Southern California, an MSc in Industrial Engineering from Pontifícia Universidade Católica do Rio de Janeiro and a BS in Industrial Engineering from Universidad Federal do Rio de Janeiro.

José Reinaldo Magalhães was born in 1956, was manager of private equity FIP funds at BR-Investimentos and Bozano Investimentos Gestoras de Recursos from 2009 to 2015 – the team member responsible for the Funds’ investment and disinvestment decisions. At PREVI (Banco do Brasil pension fund), he was Director of Investments, Institutional Investor Department, from – 2006–2018. At Banco do Brasil, he was New York Branch Assistant Manager in 2004–2005, Deputy Manager of the Chicago Representative Office (2002-4), and Executive Manager in the Director’s Department for Planning and Risk Management, from 1998 to2002. At PREVI, he was Division Manager, International Financial Institutions Management, from 1995 to 1998. From 1994–1998, he was a Trainee in the Overseas Manager Training Program, in São Paulo, Austin, Texas and London, and from 1990 to 1994, an analyst in the Technical Department (‘DETEC’) of BB-B1 Banco de Investimentos. He joined DETEC in October 1975, and from 1983–1989 was Technical Adviser to the Minas Gerais State Supervision Office.

Afonso Henriques Moreira Santos was born in 1957, has a degree in electric engineering. From April 2019 to December of the same year he was member of the Board of Directors of Light S.A. Board member at IX Estudos e Projetos LTDA from October 2006 to April 2019. He served as full time professor at the Federal University of Itajubá from January 1980 to March 2016.

Ricardo Menin Gaertner was born in 1975, has a law degree. Since 2019, he became a partner of Barbosa e Gaertner Advogados Associados. He specializes and has extensive experience in complex M&A deals, initial public offerings, private placements and real estate deals. Among others, he has provided legal and regulatory services to Iguá Saneamento S.A., which controls 18 public water and sewage service concessionaires. Before becoming a partner at his current law firm, he served as a consultant at FIPECAFI – Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras. From 2014 to 2018 he served as Legal Director of J&F Investimentos S.A, were he was appointed as chairman of its board of directors from 2017 to 2018.

Marcelo Gasparino da Silva was born in 1971, has a law degree. He specializes in corporate tax law, with a degree from ESAGM. He also holds a MBA in Controllership, Auditing and Finance from ESAGM. He began his career in 2007 as Legal and Institutional Director of Celesc. He is the coordinator of the Santa Catarina Chapter, and a member of the Council of IBGC (the Brazilian Corporate Governance Institute). He is chair of the board of directors of Usiminas and is a member of the board of directors of Bradespar and Eternit. He has served as member of the board of directors of Eletrobras, Celesc, AES Eletropaulo, Tecnisa and SC Gás and as a member of the Fiscal councils of Bradespar, AES Eletropaulo, AES Tietê and Renuka do Brasil. He is coordinator of the Legal and Compliance Committee of Eternit. He is also the spokesperson of the GGG (Corporate Governance Group).

Roger Daniel Versieux was born in 1975. Lawyer over 21 years specialized in litigation and consulting in corporate and public matters, in connection with administrative, environmental, tax, economic crimional law, particularly, in sectors of mining, infrastruture and labor unions. Legal advisor of Empresa de Assistência Técnica e extensão Rural de Minas Gerais - EMATER-MG from 2005 to 2008, specialized in Public Law, with emphasis on public bidding, management in the administrative framework, public contracts and legal support to the board of the state-owned company. Senior lawyer in Vale S/A (2013). Since 2010, appointed legal counsel for economically disadvantaged people with the Federal Regional Court of the 3rd Region. Professor at the Federal University of Mato Grosso do Sul. (2009 to 2013), having taught in Criminal and Civil Procedure, Contracts, Private International Law and Ethics. Responsible Professor at the Legal Practice Center at UFMS. (2010 to 2011). Professor of the Post-graduate Course at the Center for International Law – Cedin, Belo Horizonte. (2016 and 2020).

José João Abdalla Filho was born in 1945, is CEO and controlling shareholder of Banco Clássico S.A.; Substitute Member of the Board of Directors of CEG (Companhia Distribuidora de Gás do Rio de Janeiro); Substitute Member of the Board of Directors of Tractebel Energia S.A.; CEO of Dinâmica Energia S.A.; and CEO of Social S.A. Mineração e Intercâmbio Comercial e Industrial.

Paulo César de Souza e Silva was born in 1955, graduated in economics from Mackenzie University in São Paulo. Since 2019, he has been a member of the board of directors of Águia Branca Group. He was a member of the executive board of Embraer from 1997 to 2019 and also a member of the board of directors of Petrobrás from 2020 to 2021.

Anderson Rodrigues was born in 1972, holds a degree in Electric Engineering with Emphasis on Power Systems from Pontifícia Universidade Católica de Minas Gerais - PUC/MG as well as a post-gradaute degree in Work Security Engineering from Universidade FUMEC. He also holds a master degree in management - innovation and organizational dynamic, from Centro Universitário - UMA and a doctorate in Information Systems and Knowledge Management from Universidade FUMEC (in progress).

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

Executive Board

The Executive Board comprises seven Executive Officers, who may be shareholders, resident in Brazil, elected by the Board of Directors for a period of two years, subject to the requirements of the applicable legislation and regulations. Re-election for a maximum of three consecutive periods of office is permitted. The periods of office of the present members of the Board of Directors will be expire at the Annual General Meeting of Shareholders to be held in April 2024. The Executive Board meets ordinarily at least twice per month, and extraordinarily whenever called by the Chief Executive Officer or by two Executive Officers.

The Executive Officers exercise their positions as full-time occupations in service of the Company. They may at the same time exercise non-remunerated positions in the management of the Company’s wholly owned or other subsidiaries, or affiliated companies, at the option of the Board of Directors. They obligatorily hold and exercise, however, the corresponding positions in the wholly owned subsidiaries CEMIG Distribuição S.A. and CEMIG Geração e Transmissão S.A.

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

Subject to the provisions in the preceding Clauses and good corporate governance practices, it shall be the duty of each member of the Executive Board to comply with these by-laws, the decisions of the General Meeting of Shareholders, and of the Board of Directors, the Internal Regulations, and decisions of the Executive Board, these being duties of the related Chief Officers’ Offices.

The following are the names, positions and dates of first appointment of the Members of the Executive Board:

Executive Board
Chief Officer	Nomination	Date of initial appointment
Chief Executive Officer – CEO	Reynaldo Passanezi Filho	January 13, 2020
Chief Trading Officer	Dimas Costa	September 1, 2016
Chief Distribution Officer	Marney Tadeu Antunes	January 5, 2021
Chief Generation and Transmission Officer	Thadeu Carneiro da Silva	July 16, 2021
CEMIGPar Director	Marco da Camino Ancona Lopez Soligo	May 2, 2022
Chief Finance and Investor Relations Officer	Leonardo George de Magalhães	March 20, 2020
Chief Counsel and Chief Officer for Regulation	Eduardo Soares	March 20, 2020

Reynaldo Passanezi Filho was born in 1965, is a graduate of the Senior Executive Program, the principal course in the Stanford University Graduate School of Business (July-August 2018); he attended the CEO course of the Getúlio Vargas Foundation in Entrepreneurial Management from March 2015 to July 2017; has a doctorate in economics from São Paulo University, 1995-2000; a master’s degree in economics from the University of Campinas, 1987-92, with distinction, for the dissertation in Industrial Organization on the subject ‘financial Solutions and Privatization for Brazilian Steel’; a degree in economics from São Paulo University, 1983-86 (sixth-placed in the University Entrance examination); and a degree in Law from the Pontifícia Universidade Católica of São Paulo, 1983-89. He is a member of the Brazilian Bar Association (OAB). He has wide experience in positions of senior leadership in the private sector, the financial sector, and the public sector; excellence in strategy and management, with a track record of success in privatizations, restructurings and growth; solid qualification in finance and mergers and acquisitions, with profound knowledge of Latin America and infrastructure, especially electricity.

Dimas Costa was born in 1954, earned a degree in electrical engineering from PUC Minas in 1978. From 1978 to 1980, he was an Engineer in the Water & Energy Department of Minas Gerais, where he was Division Head from 1980 to 1985. From 1978 to 1980, he worked as an engineer in the Minas Gerais Water & Energy Department. At CEMIG, in 1985-1987, he was an engineer in the Distribution Unit; from 1987 to 1995 he was assistant in the Senior Power Planning & Development Management Unit; from 1995 to 1998 he was manager of the Energy Development Department; from 1998 to 2007, manager for sales to corporate clients; from 2007 to 2010, general manager for sales to clients of the company; and in 2011 to 2013, general manager of the company for sales to the company’s clients with incentive benefits. He was formerly Director and managing partner of Ponta Energia Consultores Associados Ltda, from 2013 to 2016.

Marney Tadeu Antunes was born in 1962, has a degree in electrical engineering from the College of Engineering of Sorocaba, with specialization and postgraduate degrees and studies in subjects including Management, Strategy, Project Management, Marginal Costs and Electricity Tariffs. He has 34 years’ experience in the Brazilian electricity sector. Most recently, he was Chief Distribution Officer of the electricity distributor EDP in São Paulo (from 2015 to 2020) and Sales Director of the distribution companies of the CPFL Energia Group (2011–2015).

Thadeu Carneiro da Silva was born in 1982 and holds a degree in Mechanic Engineering and a post-graduate degree in Commissioning Engineering. He also holds a certification PMP, a master´s degree in Energy and a doctorate in Energy (in progress). He has over 17 years of experience in the energy sector and currently holds a position as chief executive officer of various energy companies such as Costa Oeste Transmissora de Energia S.A, Cutia Empreendimentos Eolicos S.A and Marumbi Transmissora de Energia S.A.

Marco da Camino Ancona Lopez Soligo was born in 1968 and holds a degree in economics from USP (‘Universidade de São Paulo’), MBA in Administration and Management, with emphasis in Marketing in Université Catholique de Louvain and Specialization in Social Law. He has over 25 years of experience, being 3 years as President, 16 years in corporate, financial and governance departments of energy companies in Brazil, and 9 years in credit, corporate, equity research and financial modeling in national and international investment banks (Brazil, United States and Europe). CEO and CFO of publicly traded companies, with shares traded at B3 - Brasil, Bolsa, Balcão. He has: (i) a consistent experience in privatizations, M&A, controllership and financial planning, debt restructuring, corporate governance, risk and internal controls, and equity investment; and (ii) solid additional academic background, published book and literary reviews, and proficiency in five languages (Portuguese, English, French, Spanish and Italian).

Leonardo George de Magalhães has a degree in accounting and has been an employee of CEMIG for more than 30 years. Since 2008, he has worked in the Controller’s Department, with numerous executive responsibilities in the Finance Department including accounting, tax planning, financial planning, budget, valuation of investments, cash management and forecasting of results.

Eduardo Soares is a lawyer, with a career of 30 years in the profession, dedicated to the areas of infrastructure, energy, structured financings, project finance, and administrative and corporate law. He has wide experience in financial transactions, M&A, restructurings and stockholding transactions.

Compensation of Members of the Board of Directors and Executive Board

The total costs of key personnel, comprising the Executive Board, the Fiscal Council, the Audit Committee and the Board of Directors in 2021, 2020 and 2019, are within the limits approved at a General Shareholders’ Meeting, and the effects on the income statements of the years ended, are as follows:

(in millions of Reais)	2021	2020	2019
Remuneration	28	27	25
Profit sharing (reversal)	4	9	6
Assistance benefits	2	1	1
Total	34	37	32

There is no contract between CEMIG or its wholly owned subsidiaries and affiliates and any director or officer of CEMIG that grants any kind of retirement benefits, other than the retirement plan of Forluz and the healthcare plan CEMIG Saúde, which is applicable to the Executive Officers (as long as they qualify under the rules and regulations of Forluz) on the same terms as for other employees.

The Fiscal Council

Under CEMIG’s by-laws, its Fiscal Council is established permanently. It sets forth ordinary monthly meetings and extraordinary meetings whenever necessary. It comprises five members, and their respective substitute members, elected by the shareholders at the General Meeting, for a term of two years. A member may be re-elected a total of two times. The holders of the preferred shares, as a group, are entitled to elect one member of the Fiscal Council and a corresponding substitute. A single minority holder of common shares, or a group of minority holders of common shares, with a joint interest of at least 10% of the total shares, has the right to elect one member of the Fiscal Council and a corresponding substitute. The majority of the members shall be elected by the controlling shareholder and at least one member shall be a public servant. The primary responsibility of the Fiscal Council, which is independent from management and from the independent external auditors appointed by the Board of Directors, is to review the consolidated financial statements and report on them to the shareholders. The Fiscal Council is also responsible for providing opinions on any proposals by management to be submitted to the General Meeting of Shareholders related to: (i) changes in the share capital; (ii) issue of debentures or warrants; (iii) capital expenditures plans and budgets; (iv) distribution of dividends; (v) changes in the corporate structure; or (vi) corporate reorganization, such as mergers, consolidations, and spin-offs. The Fiscal Council also examines the activities of management and reports on them to the shareholders.

The current members of the Fiscal Council and their substitute members, whose terms expire at the Annual General Meeting of Shareholders to be held in 2021, are as follows:

Name	Position	Date of initial appointment
Gustavo de Oliveira Barbosa (1)	Chair Member	August 7, 2019
Igor Mascarenhas Eto (1)	Substitute member	November 9, 2020
Fernando Scharlack Marcato (1)	Member	October 19, 2020
Julia Figueiredo Goytacaz Sant’Anna (1)	Substitute member	April 30, 2021
Elizabeth Jucá e Mello Jacometti (1)	Member	August 7, 2019
Fernando Passalio de Avelar (1)	Substitute member	July 31, 2020
Michele da Silva Gonsales Torres (2)	Member	July 31, 2020
Ronaldo Dias (2)	Substitute member	August 7, 2019
João Vicente Silva Machado (3)	Member	April 29, 2022
Ricardo José Martins Gimenez (3)	Substitute member	April 29, 2022

(1)	Appointed by State of Minas Gerais (as the controlling shareholder).
(2)	Appointed by the holders of the preferred shares.
(3)	Appointed by the minority of the holders of voting shares.

Below is a brief biography of each member of our Fiscal Council:

Gustavo de Oliveira Barbosa was born in 1965, has a degree in accounting from UNICEUB (‘Centro de Ensino Unificado de Brasília’), and post-graduation, with MBA in executive management of Pension Funds, from the Federal District University Centre (‘ICAT/UDF’). He was Chief Executive Officer of the Rio de Janeiro State Pension Fund (‘Rioprevidência’) from 2010 to 2016. He then served as State Secretary for Finance and Planning of Rio de Janeiro from 2016 to 2018; Technical Banking Advisor in the Regional Headquarters for Public Legal Entities at Caixa Econômica, from 2018 to 2019, and consultant at Barbosa & Mello Consultoria in 2019. He is currently State Secretary for Finance in the Minas Gerais State Government.

Igor Mascarenhas Eto was born in 1991, has a degree in Business Administration from IBMEC Minas Gerais. He was Commercial Annalist in Ceres Finances from October 2012 to jolly 2013, Finance Intern in Libe Construction Company from July 2013 to December 2013, owner-partner of ArteClube Communication Company from January 2015 to November 2016 and of Person Strategic Management and Consulting Company from May 2014 to November 2016 and to January 2018 to august 2019. Igor was also Project Manager in 2LM Strategic Management and Consulting Company from March 2016 to December 2017 and he developed activities in Partido Novo (political party), in Belo Horizonte city, as Secretary of Finances from April 2017 to April 2019, Administration Coordination of Campanha Romeu Zema Governador (‘Governor Romeu Zema Campaign’) from August 2018 to October 2018, Party Expansion Leader of Metropolitan Region of Belo Horizonte city (‘RMBH’) since August 2017. Subsequently, he was General Secretary of Minas Gerais Government from January 2019 to March 2020, and he is currently State Secretary in Minas Gerais Government since March 2020.

Fernando Scharlack Marcato was born in 1978, has a master’s degree in Public Law from Paris University 1 (‘Panthéon-Sorbonne’). He worked for over 12 years in the multidisciplinary structuring of infrastructure projects, and he was also Executive Secretary for New Business at SABESP – Basic Sanitation Company of São Paulo state for 5 years. He has been a law teacher for 8 years in law course at Getúlio Vargas Foundation of São Paulo (‘FGV Direito-SP’), having coordinated and organized FGV’s first post-graduate course in infrastructure Law, in addition to coordinating FGV’s PPP’s (Public-Private Partnerships), Concession and Privatizations Study Group and he was co-founder of Infracast, first Portuguese Language podcast and social network channel on the topic PPP’s (‘Public-Private Partnerships’), Concession and Privatizations. He was also founding partner of GO Association, multidisciplinary consultancy in the Brazil’s infrastructure and co-author of the book Infrastructure Law, vol 1, Saraiva Publisher Company in 2017. He is currently the State Secretary for Infrastructure and Mobility in the Minas Gerais Government.

Julia Figueiredo Goytacaz Sant’Anna was born in 1977, has a degree in Social Communication (Journalism) from UFRJ (‘Universidade Federal do Rio de Janeiro’) in 1999, graduate in Public Politics in 2004 at IUPERJ (‘University Research Institute of Rio de Janeiro’) and PhD in Political Science in 2012 from UERJ (Universidade Estadual do Rio de Janeiro). Fiscal council since April 2019 at: (i) Light Serviços de Eletricidade S.A since April 2019; and (ii) Transmissora Aliança de Energia Elétrica S.A.

Elizabeth Jucá e Mello Jacometti was born in 1960, has a degree in Economics, specialization course in finance, from Juiz de Fora Federal University (UFJF), and master’s degree in Leadership and management from the Public Leadership Centre (‘CLP’)/ Instituto Singularidade. From 2013 to 2016 she was Planning and Management Secretary of the Prefecture of Juiz de Fora, where she was also Municipal Health Secretary from 2016 to 2018. She is currently State Secretary for Social Development in the Minas Gerais State Government.

Fernando Passalio de Avelar was born in 1978, has a degree in Business Administration from Estácio de Sá College, postgraduate degree in Government Audit from Gama Filho Foundation and postgraduate degree in Financial Institutions Management from Pontifical Catholic University of Minas Gerais (‘PUC Minas’). Fernando has professional background, included as businessperson, and an academic experience in private financial institutions as well as in public agencies as government employee of the State Public Finance Secretary since 2008. He worked, since 2009, as internal auditor and, for many years, as public manager working on public projects and public policies aimed at supporting the productive sector.

Michele da Silva Gonsales Torres was born in 1983, is a lawyer specialized in Corporate Law at Mackenzie University and Compliance Specialist at LEC-Legal, Ethics & Compliance. Member of the Compliance Committee of IASP/SP currently is responsible of contracts and compliance office area and management office since 2015 at the law firm ALFM Advogados. Michele has worked for many years as Legal Manager of a medium-sized construction and engineering company, and has been operating with company risk management, preparing Codes of Conduct and implementing Compliances Program. Moreover, Michele is specialist in analysis, preparation and management of all sort of contracts, elaboration of corporate acts, strategic legal planning for business deals. She was the Fiscal Council Member of COMPANHIA ENERGÉTICA DE MINAS GERAIS-CEMIG (2018-2019) and was elected again in 2020 (2020-2022). She is also the Fiscal Council Member of Light S.A. (2020-2021).

Ronaldo Dias, was born in 1946, has a degree in Accounting from Faculdade Moraes Júnior. From 2014 to 2016 he was a substitute member of the Fiscal Council of CEG, the Rio de Janeiro Gas Distribution Company. Subsequently he was a substitute member of the Fiscal Council of CEMIG, from 2016 to 2018. Since 2017 he has been a director of Banco Clássico.

João Vicente Silva Machado was born in 1983, he is a lawyer working as a Cabinet Officer, management position, of the Office of a Judge of the Third Chamber of Commercial Law of the TJSC, from November 2015 to February 2017 and, since then, legal advisor in the office of a member of the Fourth Chamber of Public Law of the TJSC until July 2020; In July 2020, he held management positions in private companies, besides corporate law practice, focused on Corporate Governance. Member of the Fiscal Council of Eternit S.A. since 2020 and Substitute member of the Fiscal Council of Tecnisa S.A. from 2019 to 2020.

Ricardo José Martins Gimenez was born in 1967, he is an Equity partner at ALFM - Alves Ferreira & Mesquita Sociedade de Advogados, since July 2015, acting as Lawyer, Administrator and Financial, in HR Management; Time Card Control; Dismissal and Admission.

The Audit Committee

The Audit Committee is an independent, consultative body, permanently established, with its own budget allocation. Its objective is to provide advice and assistance to the Board of Directors, to which it reports. It also has the responsibility for such other activities as are attributed to it by legislation.

The main activities conducted by the Audit Committee are related to: (i) supervision of independent auditors’ activities, (ii) supervision of the activities carried out in the areas of internal control, internal audit, and preparation of the consolidated financial statements of the Company, and (iii) monitor the quality and integrity of the internal control mechanisms, the consolidated financial statements, information, and measurements disclosed by the Company.

The Audit Committee has four members, all of which are independent, nominated and elected by the Board of Directors in the first meeting after the Annual General Meeting for periods of office of three years, not to run concurrently. One re-election is permitted.

The Audit Committee has operational autonomy to conduct or order consultations, evaluations, and investigations within the scope of its activities, including contracting and use of independent external specialists.

The Audit Committee must have means for receiving accusations, including those of a confidential nature, internal and external to the Company, on subjects related to its area of duties.

The Audit Committee may exercise its duties and responsibilities in relation to such wholly owned and other subsidiaries of the Company as adopt the structure of joint sharing of an Audit Committee.

Name	Position
Pedro Carlos de Mello	Coordinator
Afonso Henriques Moreira Santos	Member
Márcio de Lima Leite	Member
Roberto Tommasetti	Member

The following is a brief biography of each member of our Audit Committee:

Pedro Carlos de Mello, born in 1952, has a degree in accounting from the Federal District Unified Teaching Association (AEUDF), and a degree in Economics from the Political Sciences and Economics College of Cruz Alta. He has an MBA degree in controllership from Fipecafi (The Accounting, Actuarial and Financial Research Institute Foundation of São Paulo University – USP), MBA in training of executives from Coppead (the Postgraduate Management Research Institute of Rio de Janeiro Federal University – ‘UFRJ’), and postgraduate degree in accounting, costs, and auditing from the Getúlio Vargas Foundation (‘FGV’). For the Accounting Management Unit of Banco do Brasil S.A. in Brasília (DF), he was Chief Accountant from April 2007 to March 2009; Executive Manager for Supervision of Brazilian Subsidiaries and Foreign Offices (‘Gesex’) from April 1999 to April 2007; and acted as General Manager for Accounting, in absences of the principal office holder (in Brasília), from 1998 to April 2007. He was General Coordinator of Management Information for the Technical Analysis Director (‘DITEC’) of the National Pension Plan Authority (‘Previc’) in 2014, and a substitute member of the Fiscal Council of Usiminas in 2016 and 2017. Since 2016 he has been a member of the Audit Committee of the Minas Gerais Development Bank (‘BDMG’).

Afonso Henriques Moreira Santos, born in 1957, has a degree in Electric Engineering. From April 2019 to December of the same year he was member of the Board of Directors of Light S.A. Board member at IX Estudos e Projetos LTDA from October 2006 to April 2019. He served as full time professor at the Federal University of Itajubá from January 1980 to March 2016.

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

Employees

On December 31, 2021, we had 5,025 employees at CEMIG, CEMIG D and CEMIG GT, of which 190 were management level and 52 were contracted to provide temporary outsourced services. As of December 31, 2020, we had 5,254 employees at CEMIG, CEMIG D and CEMIG GT, of which 179 were management level and 103 were contracted to provide temporary outsourced services. As of December 31, 2019, we had 5,596 employees at CEMIG, CEMIG D and CEMIG GT, of which 185 were management level and 72 were contracted to provide temporary outsourced services.

This table presents the breakdown of our employees by type on those dates:

Number of Employees as of December 31, (1)	2021 (2)	2020 (3)	2019 (4)
Managers	190	179	185
Professional staff	1,113	1,133	1,147
Operational technical staff and office employees	3,722	3,942	4,264
Total	5,025	5,254	5,596

(1)	These figures include only employees of CEMIG GT, CEMIG D and CEMIG.
(2)	In 2021, 235 employees were hired and 467 left CEMIG.
(3)	In 2020, 104 employees were hired and 444 left CEMIG.
(4)	In 2019, 272 employees were hired and 762 left CEMIG.

Unions

Meetings are held throughout the year for collective negotiation with the unions that represent the employees. The Collective Work Agreements (Acordos Coletivos de Trabalho, or ‘ACTs’) that result from these meetings cover salary adjustments, benefits, rights and duties of the employment relationship, and come into effect starting on November 1 of each year until the end of the validity of each respective Collective Work Agreement. Negotiations between the Company and the Unions for the 2021-2023 Collective Work Agreements were concluded with effective from November 1, 2021 to October 31, 2023.

In the 2021/2023 collective work agreement, the company and the unions agreed on a readjustment of the economic benefits to ensure the replacement of losses resulting from inflation in the period, with an adjustment of 11.08%, which corresponds to the full inflationary index accumulated in the last 12 months before the base date, in addition to ensuring the correction of salaries and benefits, in November 2022, by the inflation index (INPC-IBGE) accumulated between November 1st, 2021 and October 31st, 2022.

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

During the 2021/2023 ACT’s negotiations, there wasn`t a stoppage/strike. However, in the event of strikes, CEMIG has an Operational Emergency Committee, created with the basic objective of establishing a Contingency Plan to maintain our essential services in the event of strikes; CEMIG has an Operational Contingency Council aimed at setting forth a Contingency Plan for continuation of its essential services.

Compensation

CEMIG compensates its employees in a competitive way, in line with best market practices.

CEMIG’s compensation strategy reflects a compatible and competitive positioning with the market, with benefits and programs for the welfare of its employees. Thus, CEMIG has a Careers and Remuneration Plan in which the positions are described based on their nature and complexity, as well as the knowledge requirements necessary for the performance of their functions. The fees are set considering the reviews of positions, made according to specific methodology. The plan is designed to attract, develop, retain, and enhance the best talented Company professionals needed to conduct CEMIG’s business while preserving our culture, the alignment to its business objectives, competitiveness and longevity in the market where it operates without losing sight of the particularities of its segment and the commitment of the employees with the result of their work. In addition, the Careers and Remuneration Plan establishes criteria for granting horizontal and vertical progressions that include, among other things, employee performance.

The current Careers and Remuneration Plan was put in place in September 2018 aiming to provide us with the instruments of compensation considered to be necessary to maintain an equitable and competitive payment structure and establish criteria for promotions. In order to maintain a current plan that is consistent with the business context, the Careers and Remuneration Plan is being revised. The review is expected to be completed in the first half of 2022.

This table presents the monthly average of base salary and of compensation, by job category of CEMIG:

December 31, 2021 (R$)	Average base salary as of	Average compensation as of
Managers	20,419.99	37,788.49
Professional staff	11,012.14	15,400.54
Operational technical staff and office employees	5,211.25	9,115.75

Program for Sharing in Profit, Results, and Productivity

CEMIG has a program for sharing profits and results with employees in accordance with applicable Brazilian employment legislation. Profits are distributed only if, in aggregate, at least 70% of the corporate targets are achieved, after relative weighting for each of the corporate and operational indicators.

In 2021 the collective agreement for distribution of profits or results established a maximum percentage of 4.5% of adjusted net income, covering in the program all its employees, including managerial positions. To qualify to receive this portion, Cemig monitors and calculates a basket of corporate indicators and specific indicators for each manager, linked to the challenges of the business and the economic and financial sustainability of the company.

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

The calculation of the profit-sharing distribution will be based on the Result of Indicators, and the payment will be made 100% in proportion to the individual remuneration of each employee among all the employees represented by the signatory entities of the referred agreement.

Distribution will occur only if at least 70% of the goals are achieved as a whole, observing the relative weight of each of the indicators. The basket of indicators for the year 2020 contains 10 corporate indicators.

Benefits

CEMIG provides its employees a range of benefits, such as reimbursement of disability-related expenses of employees and/or their dependents, funeral assistance in the event of death of an employee or of his or her direct dependents, and payment of part of the employee’s contribution to the complementary pension plan. In 2021, a total of R$173 million was paid in employee benefits, comprising R$86 million in contributions to the pension plan and R$87 million in assistance benefits.

Voluntary Retirement Programs

On May 2021, the Company approved the Programmed Voluntary Retirement Plan for 2021 (‘the 2021 PDVP’). All the employees are eligible to join the program, except as provided for in the Program, from May 10 to 31, 2021. The program provided the standard legal payments for voluntary termination of employment and a bonus, as an indemnity, which is calculated by the application of a percentage determined by the length of time the employee has worked for Cemig, on the current remuneration, for each year of employment, according to the Program terms, and, for those employees whose job tenure in Cemig is longer than 36 years, the value of 10.5 remunerations. The program has reached 324 employees and the Company expects to save approximately R$35 million per year.

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

Health and Safety

As a result of the various initiatives and programs from CEMIG, focused on health and safety at work, accident indicators have shown a significant reduction over the last years. The corporate indicator Frequency Rate of Work Related Injuries with Absence (‘TFA’) of the workforce, reached 1.17 in December, 2021, best result achieved by the company in the last seven years, signaling a decrease of 29.52% compared to the result recorded in 2020 and 23.02% under the limit set by the company of 1.52.

It is also important notice that in 2021 the Coronavirus pandemic had its highest peaks of cases and challenge for the company's regular activities remained, resulting in measures adoption and protocols created in 2020, by the company's health area. These protocols were adopted to ensure business continuity, since the service is essential, and safeguard the health is integrity of the entire Workforce.

In 2020, the Frequency Rate of Work-Related Injuries with Absence ('TFA'), in relation to the workforce, was 1.52 accidents per million hours worked, 8.43% lower than in 2019 and 10.14% above the limit of 1.38. In 2019, the Frequency Rate of Work-Related Injuries with Absence (‘TFA’), relative to the workforce, was 1.60 accidents per million hours worked, 5.26% higher than in 2018, and 18.75% below the 1.90 limit.

Item 7.	Major shareholders and related party transactions

Principal Shareholders

On April 30, 2022, the government of the State of Minas Gerais was the holder, directly and indirectly of 375,061,323 common shares, or 50.97% of CEMIG’s shares carrying the right to vote. As of the same date, FIA Dinâmica Energia, our second largest shareholder, held 199,360,626 common shares, or approximately 27.09% of that class of shares, and 122,469,954 preferred shares, or approximately 8.36% of that class of shares.

The table below provides information about ownership of the common and preferred shares in CEMIG as of April 2022:

Shareholder	Common Shares	% of the Class	Preferred Shares	% of the Class
Minas Gerais State Government (1)	375,061,323	50.97%	22,437,645	1.53%
FIA Dinâmica Energia Fund	199,360,626	27.09%	122,469,954	8.36%
BNDES Participações S/A – BNDESPar	82,007,784	11.14%	—	—
Total of all members of Board of Directors, Executive Board and Fiscal Council	17,806	—	170,562,00	0.01%
Others	79,399,983	10.79%	1,319,598,841	90.04%
Total shares	735,847,522	100.00%	1,464,677,002	99.94%
Shares in treasury	102	—	846,062	0.06%
Total shares issued	735,847,624	100.00%	1,465,523,064	100.00%

(1)	The shares attributed in this line to the State of Minas Gerais include shares held by Minas Gerais Participações S.A., a Brazilian stock company (sociedade por ações), and other agencies of the State government and companies controlled by the State of Minas Gerais.

Since CEMIG was formed, its operations have been influenced by the fact that it is controlled by the government of the Brazilian State of Minas Gerais. Its operations have had and will continue to have an important impact in the development of trade and industry of Minas Gerais and on the social conditions in the State. Occasionally in the past the Minas Gerais state government has oriented the company to dedicate itself to certain activities and make certain expenditures specifically designed to promote the social, political, or economic objectives of the government of the State of Minas Gerais, and not necessarily destined to generate profit for CEMIG, and there is the possibility that the state government may orient us in this direction in the future. See “Item 3. Material Information – Risk factors – Risks Relating to CEMIG – We are controlled by the government of the Brazilian State of Minas Gerais, which might have interests that are different from the interests of the other investors, or even of the Company”.

As of April 30, 2022 CEMIG, had 1 registered holder of common shares represented by ADRs who were registered in the United States, holding a total of 1,554,972 common shares; and 12 registered holders of preferred shares represented by ADRs who were registered in the United States, holding a total of 215,794,183 preferred shares.

Although the by-laws do not make any restriction on a change in control of CEMIG, under the legislation of the State of Minas Gerais such a change would require a state law authorizing the change of control. Since CEMIG is controlled by the State, any sale that results in the state government not holding more than 50% of the voting shares of CEMIG (or any other transaction that could transfer the control of CEMIG, in whole or in part), requires approval by legislation specifically authorizing this change, made by the legislative power of Minas Gerais, approved by a minimum of 60% of the members of the State Assembly; and this authorization must then also be approved by the local citizens in a referendum.

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

CEMIG is party to the following transactions with related parties (refer to Note 30 to the consolidated financial statements for more details):

•	Sale of energy supply to the Minas Gerais State government. The price of the supply is set by the grantor (ANEEL) through a Resolution relating to the annual tariff adjustment of Cemig D. In 2017 the government of Minas Gerais State signed a debt recognition agreement with Cemig D for payment of debts relating to the supply of power due and unpaid, in the amount of R$113 million, up to November 2019. These receivables have guarantees in the form of CEMIG’s right to retain dividends and Interest on Equity otherwise payable to the State (in proportion to the State’s equity interest in the Company), for as long as any payments are overdue or in default. On March 31, 2021, Cemig D obtained authorization from the Minas Gerais State Finance Secretary to offset part of the ICMS tax payable to the state against the debt owed by the State government to the company, under State Law No. 23,705/2020. By now, nine installments had been offset;
•	Inflation advances against Future Capital Increase (AFAC), which were returned to the State of Minas Gerais. These receivables have guarantee in the form of CEMIG´s right to retain dividends and Interest on Equity otherwise payable to the State (in proportion to the State’s equity interest in the Company), for as long as any payments are overdue or in default. The balance receivable on December 31, 2021, is R$13 million (R$12 million on December 31, 2020);
•	Transactions in energy between generators and distributors were made in auctions organized by the Federal Government; transactions for transport of energy, made by transmission companies, arise from the centralized operation of the National Grid carried out by the National System Operator (ONS);

•	An uncovered liability was recognized corresponding to the Company’s equity interest in Madeira Energia S.A. as a result of the judgment given in the arbitration proceedings. On December 31, 2021, the liability was equivalent to R$162 million.
•	Contract to provide plant operation and maintenance services related to transmission services;
•	Legal actions realized and legal actions provisioned arising from the agreement made between Aliança Geração (jointly controlled entity), Vale S.A. (company which we have joint ventures in common) and CEMIG. The action is provisioned in the amount of R$149 million (R$119 million on December 31, 2020), of which Cemig’s portion is R$52 million (R$41 million on December 31, 2020);
•	Liability recognized relating to the Company’s interest in the share capital of Hidrelétrica Itaocara, due to its negative equity (see Note 16 to the consolidated financial statements);
•	The contracts of Forluz are updated by the Expanded Customer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA) calculated by the Brazilian Geography and Statistics Institute (IBGE) plus interest of 6% p.a. and will be amortized up to the business year of 2031 (see Note 24 to the consolidated financial statements);
•	The Company’s contributions to the pension fund for the employees participating in the Mixed Plan, and calculated on the monthly remuneration, in accordance with the regulations of the Fund;
•	Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s payroll;
•	Rental of the Company’s administrative head offices from Forluz (the employee pension fund), in effect up to November 2020 and August 2024 (able to be extended every five years, up to 2034), with annual inflation adjustment by the IPCA index and price reviewed every 60 months. On April 27, 2021 the Company signed with Forluz a contract amendment due to the transfer of Cemig Sim e Gasmig facilities to Júlio Soares building, reducing the Company’s rent expenses. On September 20, 2021, the lease contract was adjusted upward by 9.68%, corresponding to accumulated IPCA inflation over the prior 12 months;
•	Post-employment obligations relating to the employees’ health and dental plan (CEMIG Saúde). (See Note 24 to the consolidated financial statements);
•	The relationship between CEMIG and its investees are described in Note 16 – Investments to the consolidated financial statements;

Item 8.	Financial Information

Consolidated Financial Statements and Other Financial Information

Find our consolidated financial statements, which begin on page F-1 of this document, and “Item 3. Key Information – Selected Consolidated Financial Data.”

Legal and Administrative Proceedings

The Company, in particular CEMIG GT and CEMIG D, are involved in certain legal and administrative proceedings regarding tax, regulatory, customer, administrative, environmental, employment-law and other issues, in relation to its business. In accordance with IFRS, we record and disclose the amounts of the proceedings that we have determined a loss to ‘probable’ and disclose the amounts of the proceedings in which we have determined a loss to be ‘possible’; to the extent, these amounts can be reasonably estimated. For more information regarding such contingencies, see Note 25 to the consolidated financial statements.

Regulatory Matters

CEMIG and CEMIG D are parties in lawsuits arising from clauses of energy supply contracts for public lighting, signed with various municipalities in the concession area. These actions request restitution of a portion of amounts charged in the last 20 years, in the event that the courts recognize that these amounts were unduly charged. The proceedings are based on an alleged mistake by CEMIG in the estimate of time used for the calculation of the consumption of energy by public lighting paid for by the Public Lighting Contribution (Contribuição de Iluminação Pública, or ‘CIP‘). On December 31, 2021, the amount involved in these actions was approximately R$1.269 billion, and the probability of loss were assessed as ‘possible’, since, although the case law is amply in favor of CEMIG, it has not been definitively consolidated.

CEMIG GT filed an application to be included a joint defendant in a lawsuit brought by AES Sul against ANEEL, seeking annulment of ANEEL Dispatch No. 288/2002, which set the guidelines for interpretation of ANEEL Resolution No. 290/2000, and thus changed the situation of AES Sul Distribuidora, from creditor to debtor of the Wholesale Energy Market (Mercado Atacadista de Energia, or ‘MAE’), predecessor of the present CCEE. CEMIG GT obtained an interim decision to suspend the deposit that had been ordered in favor of AES, determined in the process of financial settlement, for the historic amount. The application to be joined as a party was granted and CEMIG GT is a co-litigant with Centrais Elétricas de Santa Catarina S.A. (‘CELESC’) in the principal case (‘Ordinary Action’), resulting in CEMIG D being able to present petitions and appeals in that action if necessary. A Special Appeal was filed against the decision allowing for CEMIG D’s joinder before the STJ, which awaits judgment. This appeal does not prevent CEMIG GT from acting in the case to which it was admitted. Judgment at first instance was given against said Ordinary Action, and AES filed an appeal, which was granted. The Appeal Court Judgment on the appeal was the subject of a Motion for Clarification by CEMIG GT, on which judgment was given (cognizance taken, and appeal granted in part as to confirmation that only ANEEL should bear the costs of loser’s fees). As to the merits of the question, an appeal was lodged (against non-unanimous decision by an appellate court), which awaits judgment. On December 31, 2021, the amount involved in the action was R$ 437 million, and the probability of loss were assessed as ‘possible’ since there is still the possibility of the second instance decision being modified in the appeals that are currently awaiting judgment.

Company and its subsidiaries are involved in numerous administrative and judicial proceedings, challenging, principally: (i) tariff charges in invoices for use of the distribution system by a self-producer; (ii) alleged violation of targets for continuity indicators in retail supply of energy; and (iii) the tariff increase made during the federal government’s economic stabilization plan referred to as the ‘Cruzado Plan’, in 1986. On December 31, 2021, the aggregate amount of the contingency is approximately R$ 337 million (R$293 million on December 31, 2020), of which R$48 million (R$52 million on December 31, 2020) has been recorded as provision – the amount estimated as probably necessary for settlement of these disputes.

Tariff Increases

The Federal Public Attorneys’ Office filed a class action against CEMIG D and ANEEL, to avoid exclusion of customers from classification in the Low-income Residential Tariff Sub-category and requesting an order for CEMIG D to pay 200% of the amount allegedly paid in excess by customers in that sub-category. Judgment at first instance was given in favor of the Federal Public Attorneys, and CEMIG D and ANEEL have filed an appeal with TRF. A decision by the Court in this case has been pending since March 2008. As of December 31, 2021, the amount involved in this case was approximately R$413 million the chance of loss has been classified as ‘possible’ due to the existence of other judgments, both in the judiciary and in the administrative sphere, that are in favor of the argument put forward by CEMIG D.

Tax and Similar Charges

CEMIG, CEMIG GT and CEMIG D are parties in various legal actions disputing the applicability of the Urban Land Tax (Imposto Territorial Urbano, or ‘IPTU’), on Real estate properties designed for public service concessions. This is a matter on which case law has not been established by the higher courts. There is an Extraordinary Appeal awaiting judgment by the Federal Supreme Court which, because it will give rise to a global precedent, will be applied to the other legal actions involving the same question. As of December 31, 2021, the amount involved in these actions for which probability of loss were assessed as ‘probable’ totaled approximately R$3 million and the proceedings in which the probability of loss were assessed ‘possible’ totaled approximately R$84 million.

In 2006, CEMIG, CEMIG GT and CEMIG D advanced funds to some of their employees in exchange for their rights to future payments, referred to as the ‘Anuênio.’ No income tax or social security contributions were collected in connection with those payments, since it is our opinion that they are not applicable The Brazilian Federal Revenue Service, however, initiated an administrative proceeding seeking to levy taxes on such payments. In order to avoid the risk of imposition of penalties, we filed two writs for mandamus, which were decided unfavorably to us in the lower court. We have appealed and are awaiting the ruling of the Court of Appeals on whether the income tax is applicable. Regarding the social security contributions, the TRF ruled against us. We appealed to the Superior Courts, which have not yet rendered a decision. On December 31, 2021, the amount involved in these actions was, approximately, R$302 million, and we have assessed the chance of loss as ‘possible’, in view of the indemnity nature of the advance payments made to the employees and the absence of specific case law in STJ and the TRF of the First Region. We emphasize that, in relation to Income Tax, both the STJ and the TRF of the First Region adopt the position that there is no tax levied on payments arising from the suppression of employees’ collective bargaining rights when agreed through a collective agreement, since such amounts are considered as being of an indemnity nature.

INSS initiated an administrative proceeding against CEMIG in 2006 alleging non-payment of the social security contribution on the amounts paid to our employees and directors as profit-sharing in the period 1998 to 2004. In 2007, we filed a writ of mandamus seeking declaration that such profit-sharing payments were not subject to social security contributions. We received a partial favorable decision in 2008, which declared non-applicability of the contribution of social security on the profit-sharing amounts paid for employees, and its applicability on the profit-sharing amounts paid to directors. We have appealed the decision and, on August 23, 2019, the TRF of the 1st Region issued a ruling giving partial approval to declare the decay of tax credits related to taxable events that occurred up to August 2001 but denying the other requests. As a result of that decision, on December 31, 2021, the amount involved in this action was assessed as approximately R$144 million, and we have assessed the chance of loss as ‘probable’.

The Brazilian Federal Tax Authority (‘Secretaria da Receita Federal’) has brought, in addition to the process mentioned above, other administrative proceedings against CEMIG, CEMIG GT, CEMIG D and Rosal Energia S.A., in relation to Social Security contributions under various headings: employee profit sharing, the Workers’ Food Program (Programa de Alimentação do Trabalhador, or ‘PAT’), the education support contribution (‘auxílio-educação’), time-of-service bonuses, Special Additional Retirement payments, taxes under suspended enforcement, overtime payments, hazardous occupation payments, matters related to Sest/Senat (transport workers’ support programs), donations, sponsorships, and fines for non-compliance with accessory obligations. We have presented defenses and wait for judgment. As of December 31, 2021, the amount involved in these actions was approximately R$1.4 billion. As a result of the decision by the TRF of the 1st Region mentioned above, the amounts for which probability of loss were assessed as ‘probable’ totaled approximately R$1.128 billion and the proceedings in which the probability of loss were assessed ‘possible’ totaled approximately R$282 million.

CEMIG, CEMIG GT, CEMIG D and Sá Carvalho S.A. are parties in administrative proceedings in relation to Corporate Income Tax (‘IRPJ’) and the Social Contribution on Net income (‘CSLL’). As of December 31, 2021, the amount involved in these actions were assessed as approximately R$453.9 million, and the probability of loss assessed as ‘possible’. The infringement notices for the Social Contribution (CSLL) tax are due in particular to the companies having excluded from their declared basis of calculation for this tax, amounts relating to: (i) cultural and artistic donations and sponsorship; (ii) payments of punitive fines; (iii) taxes with liability suspended; and (iv) expenses on amortization of goodwill, since there is no provision in law that supports taxation of amounts reported under this heading. The infringement notices for corporate income tax are due to the fact that when calculating the real profit, the companies considered as expenses the amounts spent on technological innovation, under Law 11,196/05. The Trade and Industry Ministry (‘MCTI’), which initially, due to lack of information, had not recognized this legal categorization of these amounts, is reviewing its legal opinions now that it is in possession of the information sent by the companies.

The Federal Tax Authority issued an infringement notice on Parati – Participações em Ativos de Energia Elétrica (‘Parati’), a CEMIG affiliated company, and as a jointly responsible party, on CEMIG, in relation to the Withholding Income Tax (Imposto de Renda Retido na Fonte, or ‘IRRF’) allegedly applicable to capital gains arising from the disposal of assets or rights in Brazil by a non-resident, on the basis of allegedly being the legal entity responsible for the withholding and payment of the tax. The transaction in question was in regard to the purchase by Parati, and sale by Enlighted, on July 7, 2011, of a 100% interest in Lepsa LLC (a company headquartered in Delaware, USA). Lepsa LLC was also the owner of 75% of the quotas of Luce Brasil Fundo de Investimento em Participações (‘FIP Luce’), which in turn was the indirect holder, through Luce Empreendimentos e Participações S.A., of approximately 13.03% of the total and voting share of Light (Light, which has only issued common shares). After certain transactions, Parati became the direct holder of 100% of the shares of Luce Empreendimentos e Participações S.A. (LEPSA), which in turn was the holder of approximately 13.03% of the voting share and total share capital of Light. After successive corporate transactions, Parati was merged into CEMIG and, consequently, succeed its position in this process. On May 2, 2016, the Delegated Judgment office of the Federal Tax Authority decided on the challenge presented by Parati and CEMIG: it maintained the posting of the tax credit against Parati, and in relation to CEMIG, it upheld the principle of joint liability. The companies then appealed, and the Voluntary Appeal is pending judgment by CARF. As of December 31, 2021, the amount claimed in this case totaled approximately R$239 million and the chance of loss was assessed as ‘possible’, mainly due to the matters of fact: (i) on the question of simulation, the situation in this specific case is more favorable than that in the precedents that are found in the case law. If the allegation of simulation is overturned, we believe that there will be no legal case for the demand for payment; (ii) on the merit, because this is a very specific transaction, there are no similar precedents; and (iii) with regards to the fine, the same arguments hold as to the singular nature of this specific case.

CEMIG and its wholly owned subsidiaries, especially CEMIG GT and CEMIG D, are parties in various court and administrative proceedings dealing with offsetting of credits arising from tax losses in corporate income tax returns, and payments made in excess, identified by Federal Revenue Payment or Credit Receipts, involving corporate income tax, the Social Contribution on net income and the PIS and Cofins taxes. The companies are contesting the non-ratification by the authorities of these offsetting and attempts by the federal tax authorities to recover the amounts of these taxes to be compensated. On December 31, 2021, the amount involved in these for which the probability of loss was assessed ‘possible’ totaled approximately R$198 million.

CEMIG and its subsidiaries are involved in numerous administrative and judicial claims actions relating to taxes, including, among other matters, subjects relating to the Rural Property Tax (‘ITR’); the Tax on Donations and Legacies (‘ITCD’); the Social Integration Program (Programa de Integração Social, or ‘PIS’); the Contribution to Finance Social Security (Contribuição para o Financiamento da Seguridade Social, or ‘Cofins’); Corporate Income tax (‘Imposto de Renda Pessoa Jurídica’, or ‘IRPJ’); the Social Contribution (‘Contribuição Social sobre o Lucro Líquido’, or ‘CSLL’); and motions to tax enforcement. As of December 31, 2021, the amount involved in these actions for which probability of loss were assessed as ‘probable’ totaled approximately R$19 million and the proceedings in which the probability of loss were assessed ‘possible’ totaled approximately R$355 million.

ICMS (local state value added tax)

From December 2019 to November 2021 the Tax Authority of Minas Gerais State issued infraction notices against the subsidiary Gasmig, in the total amount of R$357 million, relating to reduction of the calculation base of ICMS tax in the sale of natural gas to its customers over the period from December 2014 to September 2021, alleging a divergence between the form of calculation used by Gasmig and the opinion of that tax authority. The claims comprise: principal of R$124 million, penalty payments of R$201 million and interest of R$32 million.

Considering that the State of Minas Gerais, over a period of more than 25 years, has never made any allegations against the methodology of calculation by the Company, the managers, together with their legal advisers, believe that there is a defense under Article 100, III of the National Tax Code, which removes claims for penalties and interest; and that the contingency for loss related to these amounts is ‘remote’. In relation to the argument on the difference between the amount of ICMS tax calculated by Gasmig and the new interpretation by the state tax authority, the probability of loss was considered ‘possible’. In July 2021, Gasmig filed a lawsuit against the State of Minas Gerais. The infraction notices are suspended until the merits of the action are determined. On December 31, 2021 the amount of the contingency for the period relating to the rules on expiry by limitation of time is R$140 million.

Contracts

CEMIG D is a party in court disputes involving claims for rebalancing of contracts to implement part of the rural electrification program known as Luz Para Todos (‘Light for All’). As of December 31, 2021, the amount involved in these actions was approximately R$419 million. The amounts for which probability of loss were assessed as ‘probable’ totaled approximately R$1 million and the proceedings in which the probability of loss were assessed ‘possible’ totaled approximately R$419 million.

CEMIG and the State of Minas Gerais are parties in an administrative proceeding filed by the Audit Court of the State of Minas Gerais (‘TCMG’), on a representation of supposed irregularities in the manner used for application of arrears interest, and in the percentage of discount given, at the time of the settlement of the debt owed by the State of Minas Gerais to CEMIG in relation to the Contract for Assignment of the Outstanding Balance Receivable on the Earnings Compensation Account (‘CRC’). In August 2021, the Court of Audit of the State of Minas Gerais published a decision recognizing the statute of limitations for punitive and reparatory actions, since no decision on the merits of the case had been rendered in more than five years from the first cause interrupting the statute of limitations. On November 18, 2021 the proceeding was terminated.

Employment Law Obligations

CEMIG, CEMIG GT and CEMIG D are parties in various labor claims filed by their employees and by employees of companies that provide them with services. Most of these claims relate to overtime and additional pay, severance payments, various benefits, salary adjustments and the effects of such matters on a supplementary retirement plan, and the use of outsourced labor. Under Brazilian employment laws, claimants must file claims for any unpaid amounts to which they are entitled within two years from the relevant termination of the employment contract, and such rights are limited to a period of five years prior to the filing of the claim. On December 31, 2021, the value of the claims for which the probability of loss had been assessed as ‘probable’ was approximately R$404 million; for those with probability of loss assessed as ‘possible’ the amount was R$1.167 billion.

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

However, in December 2020, the Federal Supreme Court, aiming to end the discussion around the topic involving the updating index of labor claims, gave partial judgment in favor of two actions for declaration of constitutionality, deciding for the unconstitutionality of Reference Rate (TR) and ruled that monetary adjustment applied to employment-law liabilities should be by the IPCA-E index until the filing date of the lawsuit, and thereafter by application of the Selic rate. The effects of this decision were modulated as follows: (a) payments already made in due time and in the appropriate manner, using application of the TR, the IPCA-E or any other indexer, will remain valid and may not be the subject of any further contestation; (b) actions in progress that are at the discovery phase, should be subject to backdated application of the Selic rate, on penalty of future allegation of non-demandability of judicial title based on an interpretation contrary to the position of the Supreme Court; and; (c) the decision is automatically applicable to actions in which final judgment has been given against which there is no appeal, provided that there is no express submission in relation to the monetary adjustment indices and interest rates; and this also applies to cases of express omission, or simple consideration of following the legal criteria.

Environmental Issues

CEMIG, CEMIG GT and CEMIG D are party to several other administrative and judicial proceedings and claims involving environmental matters, regarding certain protected areas, environmental licenses and remediation of environmental damages, among others. As of December 31, 2021, the amount for which chance of loss was assessed as ‘remote’.

Property and Liability

CEMIG, CEMIG GT and CEMIG D are party in several legal proceedings, mainly as defendant, relating to Real property and to indemnity arising from accidents taking place in the ordinary course of the business. On December 31, 2021 the amount for which probability of loss were assessed as ‘probable’ was approximately R$45 million and the total of proceedings in which probability of losses were assessed as ‘possible’ was approximately R$543 million.

Other proceedings

Company and its subsidiaries are involved as plaintiff or defendant, in other less significant claims, related to the normal course of their operations including: provision of cleaning service in power line pathways and firebreaks, indemnities for rescission of contracts, on a lesser scale, and disputes alleging losses suffered because of supposed breaches of contract at the time of provision of services of cleaning of power line pathways and firebreaks. As of December 31, 2021, the amount involved in these actions for which probability of loss were assessed as ‘possible’ totaled approximately R$373,2 million and the proceedings in which the probability of loss were assessed ‘probable’ totaled approximately R$60.3 million.

Customer’s claims

Company and its subsidiaries are involved in various civil actions relating to indemnity for moral injury and for material damages, arising, principally, from allegations of irregularity in measurement of consumption, and claims of undue charging, in the normal course of business. As of December 31, 2021, the amount involved in these actions for which probability of loss were assessed as ‘possible’ totaled approximately R$149 million and the proceedings in which the probability of loss were assessed ‘probable’ totaled approximately R$32 million.

Renova: Application to override corporate identity

A Receivables Investment Fund (Fundo de Investimento em Direitos Creditórios – FIDC) filed an application for Override of Legal Identity (Incidente de Desconsideração da Personalidade Jurídica – IDPJ) in relation to certain companies of the Renova group, aiming to include some shareholders of Renova, including the Company and its subsidiary CEMIG GT, as defendants jointly and severally liable. The amount involved in this dispute is estimated at R$86 million on December 31, 2021. The probability of loss has been assessed as ‘possible’.

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

On September 22 and December 23, 2020, the Company declared payment of Interest on Capital in the amount of R$553 million, on account of the amount of the minimum mandatory dividend for 2020, and payable to shareholders whose names were on the Company’s Nominal Share Registry on September 22 and December 30, 2020. This amount will be paid in two installments, the first by June 30, 2021 and the second by December 30, 2021. The Board of Directors decided to propose to the Annual General Meeting (AGM) held on April 30, 2021. The payment of dividends for the year 2020 of R$929 million, to holders whose names are in the Company´s Nominal Share Registry on the date of the AGM. The payment of dividends was made in two installments, the first by June 30, 2021 and the second by December 29, 2021.

On December 7, 2021, the Company declared payment of Interest on Capital in the amount of R$ 955 million, on account of the amount of the minimum mandatory dividend for 2021, and payable to shareholders whose names were on the Company’s Nominal Share Registry on December 21, 2021. This amount will be paid in two installments, the first by June 30, 2022 and the second by December 30, 2022. The Board of Directors proposed to the Annual General Meeting (AGM) held on April 29, 2022 the payment of dividends for the year 2021 of R$1.012 million, to holders whose names are in the Company´s Nominal Share Registry on the date of the AGM. The payment of dividends will be made by December 30, 2022, in accordance with the availability of cash and at the decision of the Executive Board.

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

In 2020, Company presented a positive net share of profit of subsidiaries, jointly controlled entities, and affiliates of R$2,704 million, which can be regarded as unrealized portion of net income for the year, in accordance with the Brazilian corporate law. The share of profit of subsidiaries and joint ventures might not be realized in 2021, which means it might not be converted into cash, considering the macro-economic scenario and the fact that the impacts of Covid-19 – coronavirus on investees’ cash flows and financial results may continue in 2021.

Considering the realized profit for the year, as stated above, Management proposed the constitution of unrealized profit reserve will be maintained with a balance in the amount of R$835 million, considering the reversal of the reserve constituted in 2019 and the new constitution of the same amount in 2020.

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

Amounts Available for Distribution

The amount available for distribution is calculated based on the financial statements prepared in accordance with generally accepted accounting practices adopted in Brazil and the procedures described below.

The mandatory dividend is calculated based on adjusted net income, defined as net income after taking onto account: (a) amounts allocated to the legal reserve, (b) amounts allocated to record contingency reserves and reversal of these reserves accumulated in prior fiscal years, and (c) any unrealized profit transferred to the unrealized profit reserve account, and any amounts previously posted to this reserve account which have been realized in the fiscal year and used to offset losses.

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

The total of income reserves (except for the reserve for contingencies relating to expected losses, tax benefits and the unrealized profit reserve), the legal reserve, the special reserves, the reserve for investment projects, and retained earnings may not be greater than the Company’s registered capital. The amount in excess of our registered capital must be used to increase our registered capital or be distributed as cash dividends.

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

Non-resident’s shareholders must register with the Central Bank so that the foreign currency proceeds of their dividend, Interest on Capital payments, or of sale or other amounts relating to their shares, may be remitted to them outside Brazil. The preferred shares underlying our Preferred ADSs and the common shares underlying our Common ADSs are held in Brazil by the custodian bank, as agent for the depositary bank, which is the registered owner of the shares.

Dividends and interest on shareholders’ equity over the minimum established in a Company’s by-laws are recognized when approved by the shareholders in the general meeting.

Currency Exchange

Payments of cash dividends and distributions, if any, will be made in Reais to the custodian on behalf of the depositary bank, which will then convert such proceeds into U.S. dollars and transfer such U.S. dollars to the depositary bank for distribution to holders of ADRs. In the event that the custodian is unable to immediately convert the Reais received as dividends into U.S. dollars, the amount of U.S. dollars payable to the holders of ADRs may be adversely affected by devaluations of the Real that occur before such dividends are converted and remitted. The Real depreciated approximately 7.34 % in comparison to the U.S. dollar in 2021. See “Item 3, Key Information—Risk Factors—Risks Relating to Brazil— The Federal Government exercises significant influence on the Brazilian economy, Political and economic conditions can have a direct impact on our business”.

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

Declaration History of Dividends and Interest on Capital (1)

Dividend Year	Common Shares		Preferred Shares
	(in millions of R$) (2)	(in millions of US$) (3)	(in millions of R$) (2)	(in millions of US$) (3)
2019 (4)	255	49	509	99
2020 (5)	496	88	986	176
2021 (6)	658	133	1.309	265

(1)	Under Brazilian accounting practices, dividends and Interest on Capital are accounted in the business year in which the income from which the dividends are declared, provided that they are previously approved;

(2)	Amounts expressed in Reais are expressed in nominal Reais;
(3)	The amounts in USD displayed above are for illustrative purposes only and were calculated by dividing the amount of dividends and interest on capital paid, expressed in nominal Reais, by the exchange rate obtained from the Federal Reserve Board’s website on respective ‘record dates’; for 2021 - as of April 29, 2022;
(4)	On December 18, 2019, the Company declared payment of Interest on Capital in the amount of R$400 million, on account of the amount of the minimum mandatory dividend for 2019, and payable to shareholders whose names were on the Company’s Nominal Share Registry on December 23, 2019. This amount will be paid in two installments, the first by June 30, 2020 and the second by December 30, 2020. According to the proposal of the Ordinary and Extraordinary General Meetings of Shareholders to be held on July 31, 2020, the Company proposed payment of R$364 million as mandatory minimum dividend to holders of common and preferred shares whose names are on the Company’s Nominal Share registry on the date on which the Ordinary (Annual) General Meeting is held.
(5)	On September 22, 2020, the Company declared payment of Interest on Capital in the amount of R$120 million, on account of the amount of the minimum mandatory dividend for 2020, and payable to shareholders whose names were on the Company’s Nominal Share Registry on September 25, 2020. This amount will be paid in two installments, the first by June 30, 2021 and the second by December 30, 2021. On December 23, 2020, the Company declared payment of Interest on Capital in the amount of R$433 million, on account of the amount of the minimum mandatory dividend for 2020, and payable to shareholders whose names were on the Company’s Nominal Share Registry on December 30, 2020. This amount will be paid in two installments, the first by June 30, 2021 and the second by December 30, 2021. According to the proposal of the Ordinary and Extraordinary General Meetings of Shareholders to be held on April 30, 2021, the Company proposed payment of R$929 million as mandatory minimum dividend to holders of common and preferred shares whose names are on the Company’s Nominal Share registry on the date on which the Ordinary (Annual) General Meeting is held.
(6)	On December 07, 2021, the Company declared payment of Interest on Capital in the amount of R$ 955 million, on account of the amount of the minimum mandatory dividend for 2021, and payable to shareholders whose names were on the Company’s Nominal Share Registry on December 21, 2021. This amount will be paid in two installments, the first by June 30, 2022 and the second by December 30, 2022. The Board of Directors proposed to the Annual General Meeting (AGM) held on July 29, 2022 the payment of dividends for the year 2021 of R$1.011 million, to holders whose names are in the Company´s Nominal Share Registry on the date of the AGM. The payment of dividends will be paid in two installments, the first by June 30, 2022 and the second by December 30, 2022.

Item 9.	Offer and Listing Details

Trading Market

The principal trading market for our preferred shares is the Brazilian Stock Exchange (B3). Our Preferred ADSs, each representing one preferred share as of December 31, 2021 have traded on the NYSE under the symbol ‘CIG’ since September 18, 2001. Prior to that date, our Preferred ADSs were traded in the over the counter, or OTC, market in the United States. The Preferred ADSs are evidenced by Preferred ADRs issued by Citibank, N.A., as depositary, pursuant to a Second Amended and Restated Deposit Agreement, dated August 10, 2001, as amended on June 11, 2007 and on September 11, 2012 by and among the Company, the depositary and the holders and beneficial owners of Preferred ADSs evidenced by Preferred ADRs issued thereunder. As of April 30, 2022, there were approximately 215,794,183 Preferred ADSs outstanding (each representing one preferred share), representing approximately 19.14% of our 1,465,523,064 preferred shares.

The principal trading market for our common shares is the B3. Our Common ADSs, each representing one common share as of December 31, 2021 have traded on the NYSE under the symbol ‘CIG.C’ since June 12, 2007, when we established an American Depositary Shares program for our common shares. The Common ADSs are evidenced by Common ADRs issued by Citibank, N.A., as depositary, pursuant to a Deposit Agreement, dated June 12, 2007, by and among Company, the depositary and the holders and beneficial owners of Common ADSs evidenced by Common ADRs issued thereunder. As of April 30, 2022, there were approximately 2,884,972 Common ADSs outstanding (each representing one common share), representing 0.51% of our 735,847,624 common shares. The following prices are net of earnings, including dividends:

As of December 31, 2021, the closing price per preferred share on the B3 was R$12.98 and the closing price per Preferred ADS on the NYSE was US$2.41.

As of December 31, 2021, the closing price per common share on the B3 was R$18.39 and the closing price per Common ADS on the NYSE was US$3.52.

The following table sets forth the reported high and low closing sale prices adjusted for dividends for the preferred and common shares on the B3 and the Preferred and common ADSs on the NYSE for the periods indicated.

	Common Shares		Common ADSs		Preferred Shares		Preferred ADS
	Price in Nominal R$		Price in US$		Price in Nominal R$		Price in US$
Year	High	Low	High	Low	High	Low	High	Low
2017	13.45	6.05	4.44	1.81	10.23	5.92	3.34	1.76
2018	15.03	5.97	4.26	1.54	13.86	6.09	3.56	1.58
2019	18.71	13.73	4.83	3.21	15.09	12.24	3.95	2.86
2020	16.33	7.10	4.06	1.37	14.61	7.25	3.40	1.24
2021	18.40	11.19	3.59	2.24	14.53	9.03	2.63	1.50

	Common Shares		Common ADSs		Preferred Shares		Preferred ADS
Quarter	Price in Nominal R$		Price in US$		Price in Nominal R$		Price in US$
2020
1 Q	16.30	7.10	4.06	1.45	14.61	7.46	3.40	1.42
2 Q	11.57	7.19	2.51	1.37	11.03	7.25	2.30	1.24
3 Q	11.71	9.98	2.31	1.84	11.35	9.90	2.24	1.80
4 Q	16.33	10.76	3.22	1.89	14.27	9.95	2.84	1.80
2021
1 Q	12.94	11.19	3.16	2.24	12.55	9.03	2.29	1.50
2 Q	14.41	12.53	3.55	2.52	13.32	10.10	2.60	1.64
3 Q	14.88	12.71	3.48	2.56	13.87	10.73	2.55	1.98
4 Q	17.13	15.91	3.59	2.90	14.53	12.15	2.63	2.07

	Common Shares		Common ADSs		Preferred Shares		Preferred ADS
	Price in Nominal R$		Price in US$		Price in Nominal R$		Price in US$
Month	High	Low	High	Low	High	Low	High	Low
October 2021	17.01	15.91	3.55	2.90	14.53	12.15	2.63	2.11
November 2021	16.72	16.04	3.50	2.90	13.43	12.16	2.45	2.07
December 2021	17.63	16.20	3.59	2.95	13.68	12.30	2.42	2.12
January 2022	17.30	15.89	3.67	2.88	13.20	11.92	2.52	2.13
February 2022	17.18	16.50	3.66	3.23	13.27	12.26	2.65	2.35
March 2022	18.30	16.24	4.38	3.24	15.30	12.04	3.22	2.42
April 2022	15.52	13.84	4.55	3.87	11.55	10.62	3.25	2.87

* Source: Economatica – net earnings prices, including dividends.

The table below represents the dividends paid on the common and preferred shares and their respective Common and Preferred ADSs, resulting in an adjustment to the price per share and ADS:

Record of dividends paid on common and preferred shares and Common and Preferred ADSs
Year	Declaration	Record date Brazil	Payment date Brazil	Record date NYSE	Payment date NYSE
2019	05/03/2019	05/03/2019	12/26/2019	05/07/2019	01/07/2020
2020	07/31/2020	07/31/2020	12/30/2020	08/14/2020	01/08/2021
2021	04/30/2021	04/30/2021	06/30/2021	05/04/2021	07/12/2021
2021	04/30/2021	04/30/2021	12/29/2021	05/04/2021	01/06/2022

Since July 12, 2002, our shares have been traded on the LATIBEX, under the ticker symbol ‘XCMIG,’ The LATIBEX is an electronic trading market created in 1999 by the Madrid Stock Exchange to facilitate the trading market of Latin American Securities in Euros.

Trading on the B3 S.A. - BRASIL, BOLSA, BALCÃO (‘B3’)

The preferred shares and common shares are traded on the B3, the only Brazilian stock exchange that trades shares. Trading on the B3 is limited to brokerage firms and a limited number of authorized entities. The CVM and B3 have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances.

Trading on the B3 is conducted between 10:00 a.m. and 5:00 p.m. or from 11:00 a.m. to 6:00 p.m. (during daylight savings time in Brazil). The B3 also permits trading from 5:30 p.m. to 6:00 p.m. during a different trading period called the ‘aftermarket’, except during daylight time. Trading during aftermarket is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers.

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

Trading on the B3 is significantly less liquid than trading on the NYSE or other major exchanges in the world. Although any of the outstanding shares of a listed company may trade on the B3, in most cases fewer than half of the listed shares are available for trading by the public, the remainder being held by a controlling group or by government entities.

Trading on the B3 by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a ‘non-Brazilian holder,’ is subject to certain limitations under Brazilian foreign investment regulations. With limited exceptions, non-Brazilian holders may trade on Brazilian stock exchanges in accordance with the requirements of CMN Resolution No. 4,373/2014, which requires that securities held by non-Brazilian holders be maintained in the custody of financial institutions authorized by the Central Bank and by the CVM or in deposit accounts with financial institutions. In addition, Resolution No. 4,373/2014 requires non-Brazilian holders to restrict their securities trading to transactions on the B3 or qualified over the counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 4,373/2014 to other non-Brazilian holders through a private transaction.

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

Disclosure of Trading by Insiders

Brazilian securities regulations require our controlling shareholders, management, members of our Fiscal Council and any other technical or advisory body to disclose to us, the CVM and the B3 the number and types of securities issued by us, our subsidiaries and our controlling companies that are held by them or by persons closely related to them and any changes in their respective ownership positions during the preceding 12 months. The information regarding the trading of such securities (amount, price, and date of acquisition) must be provided to the CVM and the B3 by the Company within 10 days of the end of the month in which they occurred or of the month in which the managers of the Company were empowered.

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

We have the option to request that trading in our securities on the B3 be suspended in anticipation of a material announcement. Trading may also be suspended on the initiative of the B3, or the CVM based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the stock exchange.

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

Trading on the B3 by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for the preferred shares or the common shares must register with the Central Bank of Brazil to be eligible for the remittance of funds in U.S. dollars abroad for payments of dividends, any other cash disbursements, or upon the disposition of the shares and sales proceeds thereof. In the event of a holder of Preferred ADSs exchanges it is Preferred ADSs for preferred shares or a holder of Common ADSs exchanges it is Common ADSs for common shares, the investor will need to apply for registration, as required by Resolution No. 4,373, enacted on September 29, 2014, which regulates investments in Brazilian financial and securities markets by foreigners. See “Item 10. Additional Information—Exchange Controls”.

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

CEMIG’s Compliance and Corporate Governance System

CEMIG seeks to keep its compliance and corporate governance system aligned to best market practices. Over recent years, the Company has been enhancing its system of governance. This includes all the requirements specified in Federal Law 13,303/16 (‘the State Companies Law’). Under this law, all companies that are controlled or partly owned by the state, and their subsidiaries, have the obligation to comply with rules on corporate governance, contracting of outsourced entities or individuals, and public competitions.

CEMIG includes the following practices of good governance and compliance demanded by this legislation:

•	The Board of Directors is responsible for ensuring implementation and supervision of our systems of risk management and internal controls.
•	At least 25% of the Board of Directors must be independent.
•	We have an Audit Committee.
•	The CEO has the responsibility of directing compliance and corporate risk management.
•	The members of the Board of Directors, the Executive Board and the members of committees formed under the by-laws must be submitted to individual and collective performance evaluation annually.
•	The head of the Internal Audit Unit may be appointed, and dismissed, only by the Board of Directors, in both cases only with due justification, and must be chosen from among the Company’s career employees.
•	Adaptation of the Company to the General Data Protection Law (LGPD), with a structure dedicated to the subject, and designation of an Official Responsible for Data Protection.

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

The Compliance Policy establishes the directives for achieving these objectives, including among other matters: the role of Senior Management and the Company’s leadership; maintenance of documented rules and procedures; training and teaching in communication; implementation of internal controls; and availability of channels for consultations and reports of adverse behavior.

In terms of anti-corruption action, the Company’s most significant risks relating to fraud and corruption have been mapped, documented, and approved by Senior Management. In this mapping process, probabilities of materialization of risks are estimated, in accordance with their causes and the severity of the consequences if they occur, and the internal controls and measures related to mitigation of each risk are mapped.

Three areas – Compliance; Risk Management and Internal Controls; and Privacy and Data Protection – are responsible for coordinating the related processes in the company and supporting the individuals responsible for each area of risk and controls. The Internal Audit unit is responsible for periodically checking the compliance and effectiveness of functioning of the Company’s systems of internal controls, compliance, and risk management, including the risks and controls related to prevention of and combating corruption.

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

Matters related to compliance are continually dealt with through the Company’s internal channels and mechanisms for communication and training. For this, we use several internal channels, including email, the intranet, CEMIG Online (newsletter) the Leadership Channel, banners, and WhatsApp. In 2021, with the impacts of the pandemic on the work environment, online means of communication were extremely important tools for increasing internal communications. We covered a range of subjects through articles, texts, webinars and videos, aiming to take highly important contents on the culture of integrity and compliance to everyone in the Company. Internal Policies and Procedures were also widely disseminated through these channels.

In 2021, the Ethics Committee Secretariat, responsible for managing the Company hotline and ethical complaints management, became a new attribution of the Compliance Management. Also, all employees must mandatorily receive the training on CEMIG’s Code of Conduct, every year.

In the last three years CEMIG carried out, its Compliance Maturity Survey. The aim of this survey is to assess the levels of knowledge on what compliance is, on CEMIG’s Compliance Policy, on adherence to our values (culture), and on employees’ perception in terms of CEMIG’s procedures for prevention, detection and response that are currently in place. Together, these dimensions express the maturity of compliance in the Company. The data resulting from the survey show us that there is attention and commitment on the part of employees in relation to compliance culture and behavior, recognition of its importance, and growing interest in the subject.

Finally, we highlight that CEMIG is a signatory to the UN Global Compact, of which principle number 10 is: ‘Work against corruption in all its forms, including extortion and bribery’.

Memorandum and Articles of Association

By-laws

We are a state-controlled company registered under the laws of Brazil. The registration number (‘NIRE’) given to us by the Board of Trade of Minas Gerais (Junta Comercial do Estado de Minas Gerais, or ‘Jucemg’) is 31300040127. Set forth below is a summary of certain significant provisions of (i) our by-laws, as amended by our general and special shareholders’ meeting in April 29, 2022 and (ii) Brazilian Corporate Law. The description of our by-laws contained herein does not purport to be complete and is qualified by reference to our by-laws, which have been filed as an exhibit to this annual report.

Objects and purpose

As described in Clause 1 of its by-laws, CEMIG was incorporated with four main objects:

i.	To build, operate and make commercial use of systems for generation, transmission, distribution and sale of electricity, and related services;
ii.	To operate in the various fields of energy, from whatever source, with a view to economic and commercial operation.
iii.	To provide consultancy services within its field of operation to companies in and outside Brazil; and
iv.	To carry out activities directly or indirectly related to its objects, including the development and commercial operation of telecommunication and information systems, technological research and development, and innovation.

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

General Meetings of Shareholders

The general meetings of shareholders are held for the purposes provided for by law, specifically in the Brazilian Corporate Law. They take place within the first four months following the end of the business year and are called by prior notice of at least 15 days. The Corporate Law also specifies that the following decisions can be made only by the General Meeting of Shareholders:

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

As a general rule, a vote in favor by shareholders representing at least the majority of the common shares in circulation, present in person or represented by holders of power of attorney, at a General Meeting of Shareholders, is required for approving or ratifying any measure proposed. Abstentions are not counted. However, an affirmative vote by shareholders representing a majority of the share capital in circulation is required for decisions which:

•	Create preferred shares or increase an existing class of preferred shares in a manner not proportional in relation to the other classes of shares, unless the measure is specified or authorized by the by-laws;
•	Change any preference, prerogative or condition of redemption or amortization conferred upon one or more classes of preference shares; or create a class with greater prerogatives than those of the existing classes of preferred shares;
•	Reduce the percentage of the obligatory dividends;
•	Make any change to the company’s corporate Objects;
•	Carry out any transaction of absorption or merger of the company with any other company;
•	Carry out a split of part of the company’s assets or liabilities;
•	Approve our participation in a group of companies;
•	Apply for cancellation of the state of liquidation;
•	Approve dissolution of the company;
•	Approve the creation of ‘founder’s shares’; and/or
•	Approve incorporation of all our shares into those of another company in such a way as to make us a wholly owned subsidiary of that other company.

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

Subject to provisions of the Corporate Law and our by-laws, our Board of Directors may routinely call our General Meetings of Shareholders. General Meetings of Shareholders may also be called:

•	By the Fiscal Council, if the Board of Directors omits to call the General Meeting within one month from the date on which this has been requested of it, in accordance with the applicable law, or a General Meeting at any moment in the event that serious and urgent matters affect our Company;
•	By any shareholder, whenever the Board of Directors omits to call the General Meeting of Shareholders within 60 days from the date on which this has been requested of it in accordance with the Brazilian Corporate Law or our by-laws;
•	By shareholders holding at least 5% of the share capital, in the event that the Board of Directors omits to call the General Meeting within 8 calendar days from receipt of a request from these shareholders to call a General Meeting, with indication of the matters to be discussed; or,
•	By any holders of at least 5% of our voting stock or 5% of the shareholders without the right to vote if our Board of Directors omits to call the General Meeting of Shareholders within 8 calendar days from receipt of a request from said shareholders to install the Fiscal Council.

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

The Board of Directors

Our by-laws require our Board of Directors to have nine members. One must be appointed Chair of the Board, and one Deputy Chair.

Key functions specific to the Board of Directors include the following:

•	To set the general orientation of the Company’s business;
•	To elect, dismiss and evaluate the Executive Officers of the Company, in accordance with the applicable legislation, subject to the by-laws;
•	To approve the policy on transactions with the related parties;
•	To decide, upon proposal by the Executive Board, on disposal of, or placement of a charge upon, any of the Company’s property, plant or equipment, and on the Company giving any guarantee to any third party of which the individual value is equal to 1% or more of the Company’s Shareholders’ equity;
•	To decide, upon proposal by the Executive Board, on the Company’s investment projects, signing of contracts and other legal transactions, contracting of loans or financing, or the constitution of any obligations in the name of the Company which, individually or jointly, have value equal to 1% or more of the Company’s Shareholders’ equity, including injections of capital into wholly owned or other subsidiaries or affiliates or the consortia in which the Company participates;
•	To call the General Meeting of Shareholders;
•	To monitor and inspect the management by the Executive Board: The Board of Directors may, at any time, examine the books and papers of the Company, and request information on contracts entered into or in the process of being entered into, and on any other administrative facts or acts which it deems to be of interest to it;
•	To give a prior opinion on the Executive Board’s report of management and accounts of the Company;

•	to choose and to dismiss the Company’s auditors, from among companies with international reputation that are authorized by the Securities Commission (CVM) to audit listed companies, subject to statement of position by the Fiscal Council;
•	To authorize, upon proposal by the Executive Board, opening of administrative tender proceedings, or proceedings for dispensation or non-requirement of tender, or of non-applicability of the duty to tender, and the corresponding contracting, when the amount is more than 1% or more of the Company’s Shareholders’ equity, or more than R$100,000,000.00, as adjusted annually by the IPCA Inflation Index, if positive;
•	Upon proposal by the Executive Board, to authorize filing of legal actions, or administrative proceedings, or entering into court or out-of-court settlements, for amounts equal to 1% or more of the Company’s Shareholders’ equity;
•	To authorize the issuance of securities in the Brazilian or external market, for raising of funding in the form of non-convertible debentures, promissory notes, commercial papers and other instruments;
•	To approve the Long-term Strategy, the Multi-year Business Plan and the Annual Budget, and alterations and revisions to them;
•	Annually, to set the directives and establish the limits, including financial limits, for spending on personnel, including concession of benefits and collective employment agreements, subject to the competency of the General Meeting of Shareholders and subject to the Annual Budget;
•	To authorize the exercise of the right of preference and rights under shareholders’ agreements or voting agreements in wholly owned or other subsidiaries or affiliates and the consortia in which the Company participates, except in the cases of the wholly owned subsidiaries CEMIG Distribuição S.A. and CEMIG Geração e Transmissão S.A., for which the General Meeting of Shareholders has the competency for decision on these matters;
•	To approve participation in the share capital of, and constitution or extinction of, any company, undertaking or consortium;
•	To approve, in accordance with its Internal Regulations, the institution of committees supporting the Board of Directors – the opinions or decisions of which are not a necessary condition for decision on the matters by the Board of Directors;
•	To accompany the activities of internal auditing;
•	To discuss, approve and monitor decisions that involve corporate governance practices, relationship with interested parties, people management policy and code of conduct;
•	To ensure implementation of, and to supervise, the systems for management of risks and internal controls established for the prevention and mitigation of the principal risks to which the Company is exposed, including the risks related to safety and security of accounting and financial information and the occurrence of corruption or fraud;
•	To establish an information disclosure policy to mitigate the risk of contradiction between the various areas and the managers of the Company;
•	To make statements on any increase in number of the Company’s own staff, concession of benefits or advantages, or revision of a salaries and careers plan, including alteration in the amount paid for commissioned posts or free appointments, and compensation of Chief Officers;
•	To appoint, and to dismiss, in both cases with grounds, the head of the Internal Audit Unit, from among the Company’ career employees;
•	To elect the members of the Audit Committee, at the first meeting held after the Annual General Meeting, and to dismiss them, at any time, upon vote given with grounds by absolute majority of the members of the Board of Directors;
•	To arrange for analysis, every year, of the success in meeting targets and results in execution of the Multi-year Business Plan and the Long-term Strategy, and to publish its conclusions and state them to the Legislative Assembly of Minas Gerais State and to the Minas Gerais State Audit Court; and
•	To approve the complementary policies, including the policy on holdings, in accordance with the terms of these by-laws.

The financial limits relating to decisions by the Board of Directors that are identified by a percentage of the Company’s Shareholders’ equity shall be automatically adopted when the financial statements of each year are approved.

Under Brazilian Corporate Law, members of the Board of Directors of a company usually have certain duties equivalent to those imposed by the laws of the majority of the States of the USA, including duty of loyalty to the company, duty not to trade in their own personal interest, and the duty diligently attend to the management of the company’s business. The Members of our Board of Directors and our Executive Board may be held liable for failure in these duties to us and to our shareholders and may be subject to legal action in proceedings brought by government bodies or by our shareholders.

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

Voting Rights

As a general rule, only our common shares are entitled to vote, and each common share corresponds to one vote. Holders of preferred shares acquire voting rights if, during three consecutive fiscal years, we fail to pay a fixed or minimum dividend to which the preferred shares are entitled. If a holder of preferred shares acquires voting rights in this manner, such rights will be identical to the voting rights of a holder of common shares and will continue until the dividend is paid. No restrictions exist on the right of a holder of common shares or preferred shares to exercise voting rights with respect to such shares by virtue of such holder being a non-resident of Brazil or a citizen of a country other than Brazil. However, holders of Preferred ADSs may only vote the underlying preferred shares through the depositary according to the terms of the Second Amended and Restated Deposit Agreement, and holders of Common ADSs may only vote the underlying common shares through the depositary according to the terms of the Common ADS Deposit Agreement. In any circumstance in which holders of preferred shares are entitled to vote, each preferred share will entitle its holder to one vote.

Redemption Rights

Brazilian Corporate Law provides that, under limited circumstances, a shareholder has the right to withdraw his or her equity interest from the company and to receive payment for the portion of shareholder’s equity attributable to his or her equity interest. Our common shares and preferred shares are not redeemable, with the exception that a dissenting shareholder is entitled under Brazilian Corporate Law to obtain redemption in the event of any of the following decisions being made at a shareholders’ meeting by shareholders representing at least 50% of the voting shares:

•	Creating preferred shares or increasing an existing class of preferred shares without maintaining the existing ratio with the remaining class of preferred shares, unless when already set forth in or authorized by the bylaws;
•	To modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than the existing classes of preferred shares;
•	To reduce the mandatory distribution of dividends;
•	To change the Company’s purpose;
•	To merge into another company or to consolidate with another company, subject to the conditions set forth in Brazilian Corporate Law;
•	To transfer all of our shares to another company in order to make us a wholly owned subsidiary of that company, known as ‘incorporação de ações’;
•	To approve acquisition of the control of another company at a price that exceeds certain limits set out in Brazilian Corporate Law;
•	To split up, subject to the conditions set forth in Brazilian Corporate Law;
•	To transform the Company into another type of company;
•	To participate in a centralized group of companies, as defined under Brazilian Corporate Law and subject to the conditions set forth therein;

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

Rights of Minority Shareholders – Brazilian Corporate Law provides that shareholders owning at least 5% of the capital share of a corporation are afforded the following rights, among others:

•	The right to require that the books of the corporation be made available for review, whenever there is any indication of an act violating the Brazilian legislation or the Company’s by-laws, or whenever these have been violated, or if there are grounds for suspicion that serious irregularities have been committed by the company’s management; the right to require the Company’s managers to reveal:
o	The number of securities issued by the company or by subsidiaries, or companies of the same group, that They have acquired or sold, directly or through other people, in the prior business year;
o	Share purchase options that management have contracted or exercised in the prior business year;
o	All benefits or advantages, whether indirect or complementary, that they have received or which they are receiving from the company, or from affiliated or subsidiary companies or companies of the same group;
o	The terms of such employment contracts as have been signed by the company with directors or high-level employees; and/or
o	Any other material acts or facts in relation to the activities of the company.
•	The right to require that the members of the Fiscal Council supply information about matters within their sphere of competence;
•	The right to call General Meetings of Shareholders, in certain circumstances, whenever the members of the Board of Directors or of the Executive Board omit to do so; and
•	The right to file legal actions for indemnity against members of the Board of Directors or the Executive Board as the case may be for losses and/or damages caused to the company’s property, whenever it is decided in the General Meeting of Shareholders that such an application for indemnity will not be presented.

Minority shareholders that own, individually or in aggregate, our outstanding common shares (since at least 10% of our outstanding common shares are held by minority shareholders), and holders of our preferred shares, have the right to appoint one member of the Fiscal Council and an alternate. All shareholders have the right to attend general meetings of shareholders.

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

Going Private Transactions and Delisting from the B3 – Our delisting, as a public company, must be preceded by a tender offer by our controlling shareholders or the Company for the acquisition of all the then outstanding shares, subject to the conditions below:

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

Exchange Controls

There are no restrictions on the ownership of preferred shares or common shares of non-financial institutions by legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of preferred shares or common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation, which generally requires, among other things, that you register the relevant investment with the Central Bank and the CVM. Such restrictions on the remittance of foreign capital abroad may hinder or prevent the custodian for our common shares represented by our ADSs or the holders of our common shares from converting dividends, distributions, or the proceeds from any sale of these shares into U.S. dollars and remitting the U.S. dollars abroad. Holders of our ADSs could be adversely affected by delays in, or refusal to grant any, required government approval to convert Brazilian currency payments on the common shares underlying our ADS and to remit the proceeds abroad.

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

The Law No. 4,131/1962 is the main legislation concerning investment of direct foreign capital and foreign direct equity in companies based in Brazil. It is applicable to any amount of capital that enters Brazil in the form of foreign currency, goods, or services. Foreign investment portfolios are regulated by CMN Resolution No. 4,373/2014, CVM Instruction No. 559/2015, enacted on March 27, 2015, which regulates the approval of ADR programs by the CVM, and CVM Instruction No. 560/2015, enacted on March 27, 2015, which regulates the filing of transactions and disclosure of information by foreign investors, all reflecting the provisions of CMN Resolution No. 4,373/2014.

As of January 1, 2016, foreign investors that intend to be registered with the CVM shall fulfill the requirements under CVM Instruction No. 560/2015. In accordance with CMN Resolution No. 4,373/2014, the definition of a foreign investor includes individuals, legal entities, mutual funds, and other collective investment entities, domiciled, or headquartered abroad. In order to become a 4,373 Holder, a foreign investor must:

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

Electronic certificates of registration have been issued in the name of Citibank, N.A., the depositary bank, with respect to the Preferred ADSs and the Common ADSs and are maintained by Citibank Distribuidora de Títulos e Valores Mobiliários S.A., the Brazilian custodian for the preferred shares and the common shares, on behalf of the depositary bank. These electronic certificates of registration are registered through the Central Bank Information System. Pursuant to the certificates of registration, the custodian and the depositary bank are able to convert dividends and other distributions or sales proceeds with respect to the preferred shares represented by Preferred ADSs and the common shares represented by the Common ADSs into foreign currency and remit the proceeds outside Brazil.

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

Taxation

The following summary contains a description of certain Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of preferred shares, common shares, and Preferred ADSs or Common ADSs by a United States person, as defined in section 7701(a)(30) of the Internal Revenue Code of 1986, or the Code, as amended, or a holder that otherwise will be subject to U.S. federal income tax on a net income basis in respect of preferred shares, common shares, Preferred ADSs or Common ADSs, which we refer to as a U.S. holder, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase preferred shares, common shares, Preferred ADSs or Common ADSs. In particular this summary deals only with U.S. holders that will hold preferred shares, common shares, Preferred ADSs or Common ADSs as capital assets and does not address the tax treatment of U.S. holders that own or are treated as owning 10% or more of the total combined voting power of all classes of stock entitled to vote of the Company or 10% or more of the total value of shares of all classes of stock of the Company or that may be subject to special tax rules, such as banks or other financial institutions, insurance companies, retirement plans, regulated investment companies, real estate investment trusts, dealers in securities or currencies, brokers, traders in securities that elect to mark to market, tax-exempt organizations, persons liable for alternative minimum tax, ‘pass-through entities’ such as partnerships or persons that will hold preferred shares, common shares, Preferred ADSs or Common ADSs as part of a hedging transaction, constructive sale transaction, position in a ‘straddle’ or a ‘conversion transaction’ for tax purposes, and persons that have a ‘functional currency’ other than the U.S. dollar. If an entity treated as a partnership for U.S. federal income tax purposes invests in our preferred shares, common shares, Preferred ADSs or Common ADSs, the U.S. federal income tax considerations relating to such investment will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners relating to the purchase, ownership, and disposition of such shares or ADSs. This summary, as relates to U.S. tax considerations, does not describe any implications under U.S. state or local tax law, non-U.S. tax law, or the federal estate tax or gift tax. U.S. holders should consult their own tax advisors regarding such matters.

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

Brazilian Tax Considerations

General — The following discussion summarizes the main Brazilian material tax consequences of the acquisition, ownership and disposal of preferred shares, common shares, Preferred ADSs or Common ADSs, as the case may be, by a holder that is not domiciled in Brazil, which we refer to as a non-Brazilian holder for purposes of Brazilian taxation. In the case of a holder of preferred shares or common shares, we assume the investment is registered with the Central Bank. The following discussion does not address all the Brazilian tax considerations applicable to any particular non-Brazilian holder. Therefore, each non-Brazilian holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in our preferred shares, common shares, Preferred ADSs or Common ADSs.

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

Payments of ‘Interest on capital’– Law No. 9,249, enacted on December 26, 1995, as amended, enables Brazilian corporations to make distributions to shareholders, in Brazilian currency, of a payment referred to as Interest on capital (‘Juros sobre Capital Próprio’). The payment is calculated based on multiplying the value of the company’s Shareholders’ equity by the Federal Government’s ‘TJLP’, as set forth by the Central Bank, and payments up to such an amount may be deducted by the company as an expense when calculating its profit that will be taxable by income tax and the Social Contribution Tax, subject to the deduction not exceeding the greater of:

•	50% of the net income (after deduction of the Social Contribution tax on Net Income, and before the provision for corporate income tax and the amounts attributed to shareholders as Interest on capital) for the period in which the payment will be made; or
•	50% of the sum of retained earnings and appropriation to profit reserves as of the date of the beginning of the period in respect of which the payment is made.

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

Taxation of Gains — According to Law No. 10,833/03, the gains recognized on a disposal of assets located in Brazil, such as CEMIG shares, by a non-Brazilian holder, are subject to withholding income tax in Brazil. This rule is applicable regardless of whether the disposal is conducted in Brazil or abroad whether the disposal is made to an individual or entity resident or domiciled in Brazil.

Generally, capital gains realized as a result of a disposal transaction are the positive difference between the amount realized on the disposal of the asset and the respective acquisition cost.

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

Gains on the Exchange of Preferred ADSs for Preferred Shares or the Exchange of Common ADSs for Common Shares—Although there is no clear regulatory guidance, the exchange of ADSs for shares should not be subject to Brazilian tax to the extent that, as described above, ADSs do not qualify as property located in Brazil for the purposes of Law Nº 10,833. Non-Brazilian holders may exchange Preferred ADSs for the underlying preferred shares or Common ADSs for the underlying common shares, sell the preferred shares or common shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days of the date of exchange (according to the depositary’s electronic registration), with no tax consequences. Although there is no clear regulatory guidance, the exchange of ADSs for shares should not be subject to Brazilian withholding income tax. Nevertheless, it is important to mention that there is no precedent regarding this matter in administrative or judicial courts.

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

Alternatively, the non-Brazilian holder is entitled to register with the Central Bank the U.S. dollar value of such preferred shares or common shares as a foreign direct investment under Law Nº 4,131/62, in which case the respective sale would be subject to the tax treatment referred in the section ‘Taxation of Gains’.

Gains on the Exchange of Preferred Shares for Preferred ADSs or Common Shares for Common ADSs— With reference to the deposit of preferred shares in exchange for the Preferred ADSs or common shares in exchange for the Common ADSs, the difference between the acquisition cost of the preferred shares or common shares and the market price of the preferred shares or common shares is considered to be a capital gain subject to income tax at a rate from 15% or 25% for Nil or Low Taxation Jurisdiction Holders. Although there is no clear regulatory guidance, such taxation should not apply in case of Non-Resident Holders registered under CMN Resolution Nº 4,373/2014, except for Nil or Low Taxation Jurisdiction Residents. Law Nº 13,259 of March 17, 2016 increased the income tax rates applicable to gains derived by Brazilian individuals up to 22.5% and, such increase, applicable as of January 2017, may affect Non-Resident Holders. Non-Resident Holders should consult with their own tax advisors regarding the consequences of Law 13,259/2016.

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

U.S. Tax Considerations – In general, and taking into account the earlier assumptions, for U.S. federal income tax purposes, a U.S. holder of ADSs is typically treated as the owner of the underlying shares represented by those ADSs. Consequently, exchanges of ADSs into shares, and shares into ADSs, as a general rule, will not be subject to U.S. federal income tax.

Taxation of Distributions—Subject to the discussion below under ‘Passive Foreign Investment Company Rules’, distributions with respect to the shares or the ADSs (other than distributions in redemption of the shares subject to Section 302(b) of the Code or in a liquidation of the Company) will, to the extent made from current or accumulated earnings and profits of the Company as determined under U.S. federal income tax principles, constitute dividends. A distribution also includes distributions characterized as interest attributable to shareholders’ capital for Brazilian law purposes and the amount of any Brazilian taxes withheld on any such distribution, if any, even though a U.S. holder will not receive such amount as part of their distribution. Whether current or accumulated earnings and profits will be sufficient for all such distributions on the shares or ADSs to qualify as dividends depends on the future profitability of the Company and other factors, many of which are beyond the control of the Company. To the extent that such a distribution exceeds the amount of the Company’s earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in the shares or ADSs, and thereafter as capital gains. As used below, the term ‘dividend’ means a distribution that constitutes a dividend for U.S. federal income tax purposes. The Company does not currently intend to calculate its earnings and profits under U.S. federal income tax principles. Accordingly, U.S. holders should expect that all distributions made with respect to the shares or ADSs will generally be treated as dividends. Cash dividends (including distributions characterized as interest attributable to shareholders’ capital for Brazilian law purposes and amounts withheld in respect of Brazilian taxes) paid with respect to:

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

Distributions to U.S. holders of additional common shares or preemptive rights relating to such common shares with respect to their common shares or Common ADSs that are made as part of a pro rata distribution to all shareholders of the Company generally will not be treated as dividend income for U.S. federal income tax purposes but could result in additional U.S.-source taxable gain upon the sale of such additional shares or preemptive rights. Non-pro rata distributions of such shares or rights generally would be included in the U.S. holder’s gross income to the same extent and in the same manner as distributions payable in cash. In that event, the amount of such distribution (and the basis of the new shares or preemptive rights so received) generally will equal the fair market value of the shares or preemptive rights on the date of distribution. It is not entirely clear whether the preferred shares will be treated as preferred shares or common shares for this purpose. If the preferred shares are treated as common shares for these purposes the treatment above would apply to distributions of shares or preemptive rights with respect to preferred shares or Preferred ADSs. On the other hand, if the preferred shares are treated as preferred shares a distribution of additional shares or preemptive rights would be included in gross income to the same extent as a cash distribution whether or not such distribution is considered a pro rata distribution.

Qualified Dividend Income – Notwithstanding the foregoing, certain dividends received by individual or other non-corporate U.S. holders that constitute ‘qualified dividend income’ may be subject to a reduced maximum marginal U.S. federal income tax rate. Qualified dividend income generally includes, among other dividends, dividends received during the taxable year from ‘qualified foreign corporations’. In general, a foreign corporation is treated as a qualified foreign corporation with respect to any dividend paid by the corporation with respect to shares of the corporation that are readily tradable on an established securities market in the United States. For this purpose, a share is treated as readily tradable on an established securities market in the United States if an ADS backed by such share is so traded. Our Preferred ADSs and our Common ADSs are listed on the NYSE so we anticipate that our ADSs should qualify as readily tradable on an established securities market in the United States, although there can be no assurances in this regard.

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

Subject to the discussion below under – ‘Passive Foreign Investment Company Rules’, gains or losses realized by a U.S. holder on the sale, redemption or other taxable disposition of shares or ADSs will be subject to U.S. federal income taxation as capital gains or losses in an amount equal to the difference between such U.S. holder’s adjusted tax basis in the shares or the ADSs and the amount realized on the disposition as determined in U.S. dollars. Gains or losses recognized by a U.S. holder on such a sale, redemption or other taxable disposition generally will be long-term capital gains or losses if, at the time of the sale or other taxable disposition, the shares or ADSs, as applicable, have been held for more than one year. Certain non-corporate U.S. holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes.

A gain realized by a U.S. holder on a sale, redemption or other taxable disposition of shares or ADSs, including a gain that arises because the U.S. holder’s adjusted tax basis in the shares or ADSs has been reduced because a distribution is treated as a return of capital rather than as a dividend, generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Accordingly, if Brazilian withholding tax or income tax is imposed on the sale, redemption or other disposition of shares or ADSs as described in — ‘Taxation—Brazilian Tax Considerations’, such tax generally will not be available as a credit for the U.S. holder against U.S. federal income tax unless the U.S. holder has other income treated as derived from foreign sources, in the appropriate category, for purposes of the foreign tax credit rules.

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

Passive Foreign Investment Company Rules – Certain adverse U.S. federal income tax rules as a general rule, apply to a U.S. person that owns or disposes of stock in a non-U.S. corporation that is classified as a passive foreign investment company (a ‘PFIC’). In general, a non-U.S. corporation will be classified as a PFIC for any taxable year during which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either (i) 75% or more of the non-U.S. corporation’s gross income is ‘passive income’ or (ii) 50% or more of the gross value (determined on a quarterly basis) of the non-U.S. corporation’s assets produce passive income or are held for the production of passive income. For these purposes, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions (other than certain active business gains from the sale of commodities). In determining whether a non-U.S. corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

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

Information Reporting and Backup Withholding — Information reporting requirements will generally apply to U.S. holders (other than certain U.S. holders that are ‘exempt recipients’, such as a corporations) of ADSs and such U.S. holders will be required to comply with applicable certification procedures to establish that they are not subject to backup withholding. Investors who are individuals and fail to report the required information could be subject to substantial penalties. Investors should consult their own tax advisors regarding these requirements. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the U.S. Internal Revenue Service on a timely basis.

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

Insurance

We have insurance policies covering fire damages to owned or rented buildings, including their contents. Since January 8, 2022, the insurance for the building where our head office is located only covers its contents, as the insurance for the building was assumed by the owner of the building. Our operational risk insurance policy covers damages to the turbines, generators and transformers of our principal generating plants and substations caused by lightning, fire and explosion or risks such as equipment failure. We also have insurance policies covering damage to or caused by aircraft used in our operations. We do not have general third-party liability insurance to cover accidents, and we do not seek proposals for this type of insurance. There is however a possibility that we may contract this type of insurance in the future.

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

Exchange Rate Risk

On December 31, 2021, R$ 5,623 million, representing 56.16% of our outstanding indebtedness, were denominated in foreign currencies, of which 100.00%, was denominated in U.S. dollars. We do not have substantial revenues denominated in any foreign currencies and, due to regulations that require us to keep excess cash on deposit in Real-denominated accounts at Brazilian banks; we do not have monetary assets denominated in foreign currencies.

In 2021, a hypothetical 25% and 50% depreciation of the Real against the U.S. dollar would result in an additional annual rate expense, of approximately R$806 million and R$2,086 million, respectively, reflecting the increased cost in Reais of foreign currency-denominated indebtedness from loans, financing and debentures, compared to probable scenario. This sensitivity analysis assumes a simultaneous unfavorable 25% and 50% fluctuation in each of the exchange rates affecting the foreign currencies in which our indebtedness is denominated.

The foreign exchange variations of the acquisition of energy from Itaipu is balanced by the CVA and Other financial components in tariff adjustment. This amount is passed through to customers in next tariff adjustment. Thus, this exposure affects the cash flow of the year, but does not affect the result of the year.

The table below provides summarized information regarding our exposure to exchange rate risk as of December 31, 2021:

U.S. Dollar:	(in millions of R$)
Financing	5,623
Supplier (Itaipu)	331
5,954
Other Currencies:
Financing	-
Net liabilities exposed to exchange rate risk	5,954

Swap transactions

On December 31, 2021 we had R$5,623million in loans and financing outstanding that we use derivative instruments (swaps) to protect the servicing associated with these debts (principal plus interest).

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

The table below presents the derivative instruments contracted by the Company as of December 31, 2021:

Assets (1)	Liability (1)	Maturity period	Trade market	Notional amount (2)	Unrealized gain/loss
					Carrying amount 2021	Fair value 2021
US$ exchange variation + Rate (9.25% p.y.)	Local currency + R$150.49% of CDI	Interest: Semi-annual Principal: Dec. 2024	Over the counter	US$500	873	706
US$ exchange variation + Rate (9.25% p.y.)	Local currency + R$125.52% of CDI	Interest: Semi-annual Principal: Dec. 2024	Over the counter	US$500	578	507

					1,451	1,213
Current asset						-
Non-current asset						1,219
Current liabilities						(6)

(1)	For the US$1 billion Eurobond issued on December 2017: (i) for the principal, a call spread was contracted, with floor at R$3.25/US$ and ceiling at R$5.00/US$; and (ii) a swap was contracted for the total interest, for a coupon of 9.25% p.a. at an average rate equivalent to 150.49% of the CDI. In July 20 21, Cemig GT dismantled a total of US$500 of the original hedge issued. For the additional US$500 issuance of the same Eurobond issued on July 2018: (1) a call spread was contracted for the principal, with floor at R$3.85/US$ and ceiling at R$5.00/US$; and (2) a swap was contracted for the interest, resulting in a coupon of 9.25% p.a., with an average rate equivalent to 125.52% of the CDI rate The upper limit for the exchange rate in the hedge instrument contracted by the Company for the principal of the Eurobonds is R$5.00/US$. The instrument matures in December 2024. If the USD/BRL exchange rate is still over R$5.00 in December 2024, the company will disburse, on that date, the difference between the upper limit of the protection range and the spot dollar on that date. The Company is monitoring the possible risks and impacts associated with the dollar being valued above R$5.00 and assessing various strategies for mitigating the foreign exchange risk up to the maturity date of the transaction. The hedge instrument fully protects the payment of six-monthly interest, independently of the USD/BRL exchange rate.
(2)	In millions of US$.

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

Interest Rate Risk

On December 31, 2021 we had R$11,364 million in loans and financing outstanding, of which approximately R$1,479 million bear interest at rates tied to CDI rate and other floating indexes.

On December 31, 2021, we had assets, net of other liabilities leaving interest at floating rates in the amount of R$3,423 million. The assets consisted mainly of cash equivalents, as summarized in the tables below. A hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to floating rate financial assets and liabilities held on December 31, 2021 would result in a potential gain of R$34 million accounted as a finance expense in our consolidated financial statements.

Total Debt Portfolio	(in millions of R$)
Floating rate debt:
Real-denominated	5,807
Fixed Rate debt:
Foreign currency-denominated	5,623
Transaction costs	(37)
Interest paid in advance	(14)
Discount on the issuance of debentures	(15)
Total	11,364

Total Portfolio	Interest Rate Risk (in millions of R$)
Assets:
Cash equivalents	708
Securities	2,078
Restricted Cash	19
CVA and other financial components	2,148
Total	4,953

Liabilities:
Financing	(1,479)
Liabilities financial components	(51)
Total liabilities	(1,530)
Total	3,423

Item 12.	Description of Securities Other than Equity Securities

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

We have an agreement with the Depositary to reimburse the Company, up to a limited amount, for certain expenses in connection with our ADR programs, including listing fees, legal and accounting expenses, proxy distribution costs and investor relation related expenses. These reimbursements for the year ended December 31, 2021 totaled a net amount of approximately US$5.662 million, after deduction of applicable U.S. taxes, in the amount of US$3.966 million.

PART II

Item 13.	Defaults, Dividend Arrears and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and procedures

(a)       Assessment of Controls and Procedures for Disclosure

Our Executive Board, including our Chief Executive Officer (‘CEO’) and Chief Financial and Investor Relations Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2021, and have concluded that because of the material weakness in our internal control over financial reporting as discussed below in Item 15 (b), these controls and procedures were not effective.

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

Management evaluated the internal controls over financial reporting under the supervision of our CEO and Chief Financial and Investor Relations Officer, as of December 31, 2021 based on the criteria established in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO (2013). Based on these criteria, despite the efforts and improvements that we made during the year, management has identified a material weakness related to the lack of design and execution of controls on business processes, to fully address the requirements of the COSO criteria. Our management concluded that, for the year ended December 31, 2021 the system of internal control was not effective. As previously highlighted herein, this ineffectiveness has not compromised the consolidated financial statements as of December 31, 2021. Our CEO and CFO have certified that, based on their knowledge, the financial statements, and other financial information included in this Form 20-F, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this Form 20-F. Ernst & Young Auditores Independentes S.S. has issued an unqualified opinion on our financial statements, which is included elsewhere in this annual report.

(c)       Attestation Report of Independent Registered Public Accounting Firm

Ernst & Young Auditores Independentes S.S., the independent registered certified public accounting firm who audited our consolidated financial statements, included elsewhere in this annual report, has issued an adverse attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2021, which is included elsewhere in this annual report.

(d)       Changes in Internal Control over Financial Reporting

Management implemented remediation plans that improved our internal control over Financial Reporting.

Specifically, in the information technology environment, which supports the Financial Reports, several actions were taken including (I) the global review of all users of its Enterprise Resource Planning - ERP including the implementation of automatic blocking of unreviewed accesses, (II) implementation of security systems and changes in processes, systems, hardware to mitigate the risk of cyberattacks.

In addition to the actions related to Information Technology, other actions to improve the internal control environment were implemented in 2021, namely: (I) restructuring and adjusting our internal controls team with the support of a specialized consulting, (II) implementation of the process owner as a focal point to address deficiencies identified on each control related to the most relevant classes of transactions, (III) improvement in communication with the areas involved and responsible through reports and periodic meetings, including reinforcement and focus on supervision by governance acting on responsibilities and, (IV) adequacy of the calendar to support timely remediation procedures.

These actions promoted a better scenario of our internal control over Financial Reporting than we have experimented in previous years, with more effectiveness both quantitative and qualitatively. Despite all these actions, the Company still have some improvements related to internal controls over financial report.

For the year 2022, our management is undertaking the following actions in order to improve internal controls:

•	strengthen the training of control owners in relation to the sufficiency of supporting documentation and the completeness of control records;
•	prioritize the remediation of ineffective controls accordingly with their criticality;
•	anticipate the execution of tests of design and operation effectiveness;
•	expand the project for automating information flows and generating evidence of execution of controls;
•	enhance quarterly reporting on the remediation measures to the Audit Committee of the Board of Directors.

Our management is committed to achieving and maintaining a strong internal control environment and believes that these actions will result in significant improvements in our controls during the current fiscal year. This commitment is accompanied by management’s focus on processes and related controls to achieve accurate and reliable financial reporting. We believe the above actions will be effective and we will continue to devote time and attention to these efforts in order to ensure our full compliance with the requirements of the Sarbanes-Oxley Act and the related rules promulgated by the SEC.

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

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our Chief Executive Officer, Chief Finance, and Investor Relations Officer, and to persons performing similar functions, members of the Board of Directors, other officers, and employees. In 2022, the document was completely revised, having undergone a change in its name, format and content, with the purpose of giving greater clarity to all involved about the ethical principles and rules of conduct of the Company. Our code of ethics is filed with the SEC as an exhibit to this Form 20-F and is available on our website www.cemig.com.br. If we change the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Finance, and Investor Relations Officer, and/or persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such change on our website at the same address.

Item 16C.	Principal Accountant Fees and Services

Ernst &Young Auditores Independentes S.S. acted as our independent registered public accounting firm for the fiscal years ended December 31, 2021 and 2020. The table below sets forth the total fees for professional services provided by our independent accountants in 2021 and 2020, including out-of-pocket expenses, and a breakdown of these amounts by category of service, as follows:

	(thousands of Reais)
Year ended December, 31	2021	2020
Audit fees	8,682	7,327
Audit-related fees	-	865
Tax fees	934	880
Total	9,616	9,072

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

Ernst & Young Auditores Independentes S.S., or EY, was appointed to act as our independent public accounting firm to audit our consolidated financial statements for the fiscal years ended December 31, 2020 and 2021. Pursuant to CVM regulations, Brazilian public companies are required to rotate their independent public accounting firm every five years. Due to the limitations set forth in these regulations, we did not seek to renew Ernst & Young Auditores Independentes S.S. contract when it expired, and Ernst & Young Auditores Independentes S.S. could not attempt to stand for reelection.

As disclosed in our current report on Form 6-K furnished on May 13, 2022 to the SEC, our executive board approved the change of Ernst & Young Auditores Independentes S.S., or EY, as independent registered public accounting firm and the engagement of KPMG Auditores Independentes Ltda., or KPMG, to serve as our new independent registered public accounting firm as of the second quarter of 2022 for the fiscal year ending December 31, 2022, and future fiscal years until a new auditor rotation is required.

EY’s audit report dated May 16, 2022 on our consolidated financial statements for the fiscal year ended December 31, 2021, does not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. EY’s audit report dated April 30, 2021, on our consolidated financial statements for the fiscal year ended December 31, 2020, also did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

EY’s audit report dated May 16, 2022, on the effectiveness of our internal control over financial reporting as of December 31, 2021, expresses an adverse opinion related to a material weakness related to the lack of design and execution of relevant controls on business processes, to fully address the requirements of the COSO criteria.

During the fiscal years ended December 31, 2021 and 2020, there were no disagreements between us and EY on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreement in its report on our consolidated financial statements. During the fiscal years ended December 31, 2021 and 2020, there were no "reportable events” as that term is defined in Item 16F(a)(1)(v) of the instructions to Form 20-F.

We have provided EY with a copy of this Item 16F and have requested and received from EY a letter addressed to the SEC stating whether or not EY agrees with the above statements. A copy of the letter from EY is attached as Exhibit 16.1 to this annual report.

During the fiscal years ended December 31, 2021 and 2020, neither us nor anyone acting on our behalf consulted KPMG regarding any of the matters or events set forth in Item 16F(a)(2) of the instructions to Form 20-F.

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
303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under Brazilian Corporate Law, shareholder preapproval is required for the adoption of equity compensation plans.
303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.	CEMIG’s listing on B3 is at Corporate Governance Level 1, and CEMIG is thus obliged to comply with the rules contained in those related regulations. In addition, CEMIG’s Manual for Disclosure and Use of Information, its Securities Trading Policy, the Internal Regulations of its Board of Directors, and its Code of Ethics outline important rules of corporate governance, which orient its management.
303A.12	Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.	CEMIG’s CEO will promptly notify the NYSE in writing after any executive officer of CEMIG becomes aware of any material non-compliance with any applicable provisions of the NYSE corporate governance rules.

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 17.	Financial Statements

See “Item 18. Financial Statements”.

Item 18.	Financial Statements

Reference is made to pages F-1 through F- 170 hereof.

The following financial statements are filed as part of this annual report on Form 20-F:

•	Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements of Companhia Energética de Minas Gerais – Cemig (PCAOB ID: 01448)
•	Report of Independent Registered Public Accounting Firm on Affiliated Financial Statements of Madeira Energia S.A. (PCAOB ID: 01351)
•	Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting of Companhia Energética de Minas Gerais – Cemig (PCAOB ID: 01448)
•	Audited Consolidated Statement of Financial Position as of December 31, 2021 and 2020;
•	Audited Consolidated Statement of Income for the years ended December 31, 2021, 2020 and 2019;
•	Audited Consolidated Statement of Comprehensive Income for the years ended December 31, 2021, 2020 and 2019;

•	Audited Consolidated Statement of Changes in Equity for the years ended December 31, 2021, 2020 and 2019;
•	Audited Consolidated Statement of Cash Flow for the years ended December 31, 2021, 2020 and 2019;
•	Notes to the Consolidated Financial Statements;
•	Ernst & Young Auditores Independentes S.S. (‘EY’) audited our consolidated financial statements as of December 31, 2021 and 2020 and for the each of the three years in the period ended December 31, 2021. The financial statements of Madeira Energia S.A. as of and for the years ended December 31, 2020 and 2019 were audited by PricewaterhouseCoopers Auditores Independentes (‘PWC’).

Item 19.	Exhibits

The following documents are included as exhibits to this annual report:

No.	Description
1	Corporate by-laws of CEMIG, as amended and in effect since April 29, 2022.
2.1	Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs filed on August 20, 2001 (File No. 333-13826)). (P)
2.2	Shareholders’ Agreement dated June 18, 1997, between the State Government and Southern, relating to the rights and obligations of owners of our shares (incorporated by reference to Exhibit 2.1 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)). (P)
2.3	Amendment No. 1 to the Second Amended and Restated Deposit Agreement, dated August 10, 2001, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs filed on June 11, 2007 (File No. 333-143636)).
2.4	Deposit Agreement, dated as of June 12, 2007, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the common share ADSs filed on May 7, 2007 (File No. 333-142654)).
2.5	The total amount of long-term debt securities of CEMIG and its subsidiaries under any one instrument does not exceed 10.0% of our total assets on a consolidated basis. We agree to furnish copies of instruments defining the rights of certain holders of long-term debt to the Securities and Exchange Commission upon request.
2.6	Indenture, dated as of December 5, 2017, among CEMIG Geração e Transmissão S.A., as issuer, Companhia Energética de Minas Gerais – CEMIG, as notes guarantor, and the Bank of New York Mellon as trustee, paying agent, transfer agent and registrar and the Bank of New York Mellon SA/NV, Luxembourg Branch, as Luxembourg Paying Agent, Luxembourg Transfer Agent and Luxembourg Listing Agent (incorporated by reference to Exhibit 8 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15224)).
4.1	Contract of Concession for Generating Electric Energy, dated July 10, 1997, between the Federal Government and us, relating to the provision of electric energy generation services to the public (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)). (P)
4.2	Contract of Concession of Electric Energy Transmission Services, dated July 10, 1997, between the Federal Government and us, relating to the transmission of electric energy to the public (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)). (P)
4.3	Second Amendment to the Energy Transmission Concession Contract, dated September 16, 2005 (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224))

4.4	Third Amendment to the Energy Transmission Concession Contract, for the Northern, Southern, Eastern, and Western geographic areas, dated April 13, 2010 (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).
4.5	Contracts of Concession of Public Service for Distribution of Electric Energy, dated July 10, 1997, between the Federal Government and us, relating to the provision of electric energy distribution services to the public (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)). (P)
4.6	First Amendment to the Energy Distribution Concession Contract, dated March 31, 2005 (incorporated by reference to Exhibit 4.5 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).
4.7	Second Amendment to the Energy Distribution Concession Contract, dated September 16, 2005 (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).
4.8	Contract for the Assignment of CRC Account, dated May 31, 1995, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)). (P)
4.9	First Amendment to the Contract for the Assignment of CRC Account, dated February 24, 2001, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.5 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).
4.10	Second Amendment to the Contract for the Assignment of CRC Account, dated October 14, 2002, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).
4.11	Third Amendment to the Contract for the Assignment of CRC Account, dated October 24, 2002, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).
4.12	Fourth Amendment to the Contract for the Assignment of CRC Account, dated January 23, 2006, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.14 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).
4.13	Announcement of Start of Public Distribution of Senior Units under CRC Account Securitization Fund, dated as of January 26, 2006 (incorporated by reference to Exhibit 4.15 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).
4.14	Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated August 24, 2006, between CEMIG D and Unibanco—União dos Bancos Brasileiros S.A. (incorporated by reference to Exhibit 4.18 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).
4.15	Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated April 17, 2007, between CEMIG GT and Unibanco—União dos Bancos Brasileiros S.A. (incorporated by reference to Exhibit 4.19 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).
4.16	Summary of Indenture Covering the Second Issuance of Debentures, dated December 19, 2007, between CEMIG D and BB Banco de Investimento S.A. (incorporated by reference to Exhibit 4.20 to our Annual Report on Form 20-F filed on June 30, 2008 (File No. 1-15224)).
4.17	Share Purchase Agreement, dated April 23, 2009, between CEMIG GT, Terna—Rete Elettrica Nazionale S.p.A., and CEMIG (incorporated by reference to Exhibit 4.22 to our Registration Statement on Form 20-F filed on June 19, 2009 (File No. 1-15224)).
4.18	English Summary of Share Purchase Agreement between CEMIG and Andrade Gutierrez Concessões S.A., dated December 30, 2009 (incorporated by reference to Exhibit 4.18 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).
4.19	English Summary of Share Purchase Agreement between CEMIG and Fundo de Investimento em Participações PCP, dated December 31, 2009 (incorporated by reference to Exhibit 4.19 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).
4.20	English Summary of Put Option Agreement between CEMIG and Enlighted Partners Venture Capital LLC, dated March 24, 2010 (incorporated by reference to Exhibit 4.20 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).
4.21	English Summary of Share Purchase Agreement among, Taesa, Abengoa Concessões Brasil Holding S.A. and Abengoa Participações Holding S.A., dated June 2, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

4.22	English Summary of Share Purchase Agreement among, Taesa, Abengoa Concessões Brasil Holding S.A., Abengoa Construção Brasil Ltda., NTE—Nordeste Transmissora de Energia S.A. and Abengoa Participações Holding S.A., dated June 2, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).
4.23	Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated March 3, 2010, between CEMIG GT and BB – Banco de Investimento S.A. (incorporated by reference to Exhibit 4.23 to our Annual Report on Form 20-F filed on June 30, 2011 (File No. 1-15224)).
4.24	English Summary of Share Purchase Agreement between Taesa and Abengoa Concessões Brasil Holding S.A. dated March 16, 2012 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).
4.25	English Summary of Investment Agreement among RR Participações S.A., Light and Renova dated July 8, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).
4.26	English Summary of Put Option Agreement between Parati S.A. and Fundação de Seguridade Social Braslight dated July 15, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).
4.27	English Summary of Share Purchase and Sale Agreement entered into between Amazônia Energia Participações S.A. and Construtora Queiroz Galvão S.A., Construtora OAS Ltda., Contern Construções e Comércio Ltda., Cetenco Engenharia S.A., Galvão Engenharia S.A. and J. Malucelli Construtora de Obras S.A., for shares in Norte Energia S.A. dated October 25, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).
4.28	English Summary of Share Acquisition Agreement between CEMIG and the State of Minas Gerais dated December 27, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).
4.29	Summary of Indenture Covering the Public Distribution of Non-Convertible Unsecured Debentures, dated March 13, 2012, between CEMIG Geração e Transmissão S.A., HSBC Corretora de Títulos e Valores Mobiliários S.A., Banco BTG Pactual S.A. and Banco do Nordeste do Brasil S.A. (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).
4.30	Initial Announcement of Public Distribution, under the Regime of Firm Guarantee of Placement, of Unsecured Debentures Not Convertible into Shares, with Additional Guarantee, in Three Series, of the Third Issue by CEMIG D, dated March 19, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).
4.31	Initial Announcement of Public Distribution, under the Regime of Best Efforts for Placement, of Unsecured Debentures Not Convertible into Shares, with Additional Guarantee, in up to Three Series, of the Third Issue by CEMIG GT, dated March 12, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).
4.32	Summary of Private Contract for Investment in Transmission Assets, among CEMIG, CEMIG GT and Taesa dated May 17, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).
4.33	Summary of the Share Purchase Agreement between CEMIG Capim Branco Energia S.A., Suzano Papel e Celulose S.A., and Suzano Holding S.A., intervening by Comercial Agrícola Paineiras LTDA. (‘Paineiras’) e Epícares Empreendimentos e Participações LTDA. (‘Epícares’), dated March 12, 2013 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).
4.34	Summary of the Commitment Undertaking for Settlement, signed between the State of Minas Gerais and CEMIG, dated November 22, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).
4.35	Fifth Amendment to Concession Contracts No. S 002/1997–DNAEE, 003/1997–DNAEE, 004/1997–DNAEE and 005/1997–DNAEE, dated December 21, 2015, between the Federal Republic of Brazil and us, related to energy distribution service (incorporated by reference to the Form 20-F filed on November 14, 2016 (File No. 1-15224)).
4.36	Excerpts from concession contracts for energy generation Nos. 8, 9, 10, 11, 12, 13, 14, 15 and 16 between the Mining and Energy Ministry and CEMIG GT.
8	List of Subsidiaries (incorporated by reference to Exhibit 8 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15224)).
11	Statement of Ethical Principles And Code of Professional Conduct.
12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 16, 2022.
12.2	Chief Officer for Finance and Investor Relations Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 16, 2022.

13.1	Chief Executive Officer Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 16, 2022.
13.2	Chief Officer for Finance and Investor Relations Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 16, 2022.
16.1	Letter from Ernst & Young Auditores Independentes S.S. to the SEC, dated May 16, 2022 regarding the change in independent registered public accounting firm.
101.INS	.XBRL Instance Document.
101.SCH	.XBRL Taxonomy Extension Schema Document.
101.CAL	.XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	.XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	.XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	.XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Date: May 16, 2022.

By:	/s/ Reynaldo Passanezi Filho
Name: Reynaldo Passanezi Filho
Title: Chief Executive Officer

By:	/s/ Leonardo George de Magalhães
Name: Leonardo George de Magalhães
Title: Chief Officer for Finance and Investor Relations

Companhia Energética de Minas Gerais — CEMIG

Consolidated Financial Statements as of December 31, 2021 and 2020 and for each of the Years Ended December 31, 2021, 2020 and 2019 and Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Companhia Energética de Minas Gerais – CEMIG

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Companhia Energética de Minas Gerais – CEMIG (the Company) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

We did not audit the 2020 financial statements of Madeira Energia S.A., a corporation in which the Company has, directly and indirectly, 15.5% interest. In the consolidated financial statements, the Company’s investment in Madeira Energia S.A. is stated at R$367 million as of December 31, 2020, and the Company’s equity in the losses of Madeira Energia S.A. is stated at R$185 million in 2020 and R$188 million in 2019. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Madeira Energia S.A., is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated May 16, 2022, expressed an adverse opinion thereon.

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

Concession infrastructure assets
Description of the matter

As described in Notes 14, 15 and 18 to the consolidated financial statements, the Company’s concession infrastructure assets as of December 31, 2021, are comprised of concession financial assets, contract assets and intangible assets amounting to R$4,326 million, R$6,380 million and R$12,953 million, respectively. Accounting for concession infrastructure assets is highly dependent on internal controls which were ineffective due to a material weakness identified by management.

Auditing the measurement of the Company’s concession infrastructure assets, including the information derived from internal controls impacted by the material weakness identified, was complex, required the performance of incremental audit procedures and significant auditor judgement due to the subjectivity of management’s judgment applied when; estimating the amounts to be reimbursed by the grantor at the end of the concession period related to concession contracts in the generation segment; determining the methodology used for estimating the fair value of intangible assets related to the renegotiation of hydrologic risk recorded in 2021; determining the discount rate applied to calculate contracts assets amounts; estimating the expected margins for each performance obligation identified in the contracts; and determining which expenditures are eligible for capitalization under concession contracts in the distribution segment.

How we addressed the matter in our audit

To test the measurement of the Company’s concession infrastructure assets, our audit procedures included, among others, designing and performing incremental audit procedures to test the underlying records of transaction data obtained from the IT systems; reading concession agreements; evaluating indemnifiable amounts recorded by the Company; assessing the history of payments related to indemnification clauses made by the grantor to companies that operate in the generation segment; examining communications between the Company and the grantor throughout the year; evaluating the financial model and methodology used for measuring generation intangible assets related to the renegotiation of hydrologic risk. In the transmission segment, we assessed with the support of our valuation specialists, the discount rate used in management calculations, as well as the projected financial information and methodology used when estimating the expected margin; performing a sensitivity analysis to evaluate the changes in contract assets that would result from changes in certain key underlying assumptions; testing costs incurred against supporting documentation; testing the mathematical accuracy of cash flow projections; comparing the expected consideration inputs used in management calculations of the revenue to be recognized with the respective concession agreement. In the distribution segment, we evaluated expenditures capitalized by comparing with the terms and conditions of the concession agreement and relevant accounting standards; testing expenditures capitalized against supporting documentation and comparing expenditures capitalized against historical data and observable industry trends. We also evaluated the disclosures included in Notes 14, 15 and 18 to the consolidated financial statements.

Impairment of investments in affiliates and jointly-controlled entities
Description of the matter

As described in Notes 16 and 32 to the consolidated financial statements, the Company periodically assesses for impairment its investments in affiliates and jointly-controlled entities accounted for as investees under the equity method or classified as assets held for sale. In 2021, as a result of such analysis, the Company concluded that there was indication of impairment in Madeira Energia S.A., Norte Energia S.A., Guanhães Energia S.A. and Renova Energia S.A. and, consequently, proceeded with the analysis and determination of their recoverable value, recognizing an impairment or a provision for additional losses based on the contractual obligations assumed by the Company, when applicable.

Auditing the Company's impairment assessment was complex and required significant auditor judgement as estimates underlying the fair value of evaluated assets are based on assumptions affected by future market and economic conditions, and to the existence of specific circumstances related to arbitration decisions issued, certain affiliates and jointly-controlled entities’ delayed commissioning operations and triggered going concern risks.

How we addressed the matter in our audit

To test the Company's impairment assessment our audit procedures included, among others, assessing the significant assumptions and financial and operating data used to estimate fair value; comparing the significant assumptions used to estimate prospective cash flows to current industry and economic trends; comparing relevant inputs to Company´s financial and operating data; performing a sensitivity analysis to evaluate the fair value estimate; involving our valuation specialists to assist in evaluating the discount rate and methodology used in the fair value calculation and assessing the need for and measuring provision for additional losses based on the contractual obligations assumed by the Company. We also evaluated the disclosures included in Notes 16 and 32 to the consolidated financial statements.

Allegations of non-compliance with laws and regulations
Description of the matter

As described in Notes 16 and 36 to the consolidated financial statements, currently investigations and other legal measures are being conducted by public authorities in connection with the Company and certain investees. The governance bodies of the Company have authorized engaging a third-party investigator to analyze the internal procedures and to ascertain such claims.

Auditing the Company's assessment and conclusions over this matter was specially challenging as it involves significant judgment and due to inherent complexity of the internal investigation process.

How we addressed the matter in our audit	To test the Company's assessment and conclusions of the internal investigation our audit procedures included, among others, evaluating the report issued by a third party engaged by the Company to assist in the investigation of such allegations; understanding and evaluating the main actions taken by Management and governance bodies in relation to such allegations; inquiring of the Audit Committee, members of the Investigation Committee and Management as well, as the Company's Compliance department; testing unusual transactions; involving our investigations professionals to assist in our assessment of the Company’s investigation procedures and conclusions. We also evaluated the disclosures included in Notes 16 and 36 to the consolidated financial statements.

/s/ Ernst & Young Auditores Independentes S.S.

We have served as the Company‘s auditor since 2017.

Belo Horizonte, Brazil

May 16, 2022

Report of Independent Registered Public

Accounting Firm

To the Board of Directors and Shareholders

Madeira Energia S.A. - MESA

Opinion on the Financial Statements

We have audited the consolidated balance sheets of Madeira Energia S.A. - MESA and its subsidiary (the “Company”) as of December 31, 2020, and the related consolidated statement of operations, of comprehensive (loss) income, of changes in equity and of cash flows for each of the two years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”) (not presented herein). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Salvador - Bahia, Brazil

April 27, 2021

We have served as the Company's auditor since 2009.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Companhia Energética de Minas Gerais – CEMIG

Opinion on Internal Control Over Financial Reporting

We have audited Companhia Energética de Minas Gerais – CEMIG’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Companhia Energética de Minas Gerais – CEMIG (the Company) has not maintained effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness related to the lack of design and execution of relevant controls on business processes, to fully address the requirements of the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and this report does not affect our report dated May 16, 2022, which expressed an unqualified opinion thereon.

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

/s/ Ernst & Young Auditores Independentes S.S.

Belo Horizonte, Brazil

May 16, 2022

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2021 AND 2020

ASSETS

(IN MILLIONS OF REAIS - R$ mn)

	Note	2021	2020
CURRENT
Cash and cash equivalents	6	825	1,680
Marketable securities	7	1,724	3,360
Receivables from customers, traders and concession holders	8	4,430	4,373
Concession financial assets	14	1,505	258
Concession contract assets	15	600	737
Recoverable taxes	9	1,969	1,850
Income tax and social contribution tax credits	10a	699	598
Dividends receivables	16	335	188
Public lighting contribution		233	179
Reimbursement of tariff subsidies payments	13	291	88
Derivative financial instruments	31b	—	523
Other		338	364
		12,949	14,198

Assets classified as held for sale	32	—	1,258

TOTAL CURRENT		12,949	15,456

NON-CURRENT
Marketable securities	7	354	765
Receivables from customers, traders and concession holders	8	52	161
Recoverable taxes	9	1,997	3,442
Income tax and social contribution tax recoverable	10a	315	347
Deferred income tax and social contribution tax	10c	2,465	2,453
Escrow deposits	12	1,155	1,056
Derivative financial instruments	31b	1,219	2,426
Accounts receivable from the State of Minas Gerais	11	13	12
Concession financial assets	14	4,969	3,799
Concession contract assets	15	5,780	4,243
Investments — Equity method	16	5,106	5,415
Property, plant and equipment	17	2,419	2,407
Intangible assets	18	12,953	11,810
Leasing — right-of-use assets	19a	226	212
Other		74	79
TOTAL NON-CURRENT		39,097	38,627
TOTAL ASSETS		52,046	54,083

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2021 AND 2020

LIABILITIES

(IN MILLIONS OF REAIS - R$ mn)

	Note	2021	2020
Suppliers	20	2,683	2,358
Regulatory charges	23	611	446
Profit sharing		137	122
Taxes payable	21	528	506
Income tax and social contribution tax	10b	190	140
Interest on equity and dividends payable	26f	1,910	1,449
Loans, financing and debentures	22	1,465	2,059
Payroll and related charges		225	213
Public lighting contribution		357	305
Post-employment obligations	24	347	305
Sector financial liabilities	14	51	231
PIS/Pasep and Cofins taxes to be refunded to customers	21	704	448
Derivative financial instruments — Swaps	31b	6	—
Put options SAAG	31b	636	536
Lease liabilities	19b	62	48
Other		776	524
TOTAL CURRENT		10,688	9,690

NON-CURRENT
Regulatory charges	23	205	291
Loans, financing and debentures	22	9,899	12,961
Taxes payable	21	342	263
Deferred income tax and social contribution tax	10c	962	1,040
Provisions	25	1,889	1,892
Post-employment obligations	24	5,858	6,538
PIS/Pasep and Cofins taxes to be refunded to customers	21	2,319	3,570
Lease liabilities	19b	182	179
Other		240	181
TOTAL NON-CURRENT		21,896	26,915
TOTAL LIABILITIES		32,584	36,605

EQUITY	26
Share capital		8,467	7,594
Capital reserves		2,250	2,250
Profit reserves		10,948	10,061
Valuation adjustments		(2,208)	(2,431)
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		19,457	17,474
NON-CONTROLLING INTERESTS		5	4
TOTAL EQUITY		19,462	17,478
TOTAL LIABILITIES AND EQUITY		52,046	54,083

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(IN MILLIONS OF REAIS - R$ mn, except earnings per share)

	Notes	2021	2020	2019
NET REVENUE	27	33,646	25,228	25,486
OPERATING COSTS
COST OF ENERGY AND GAS	28
Energy purchased for resale		(16,101)	(12,111)	(11,286)
Charges for use of the national grid		(3,337)	(1,748)	(1,426)
Gas purchased for resale		(2,011)	(1,083)	(1,436)
		(21,449)	(14,942)	(14,148)
OTHER OPERATING COSTS	28
Personnel		(983)	(1,012)	(1,002)
Materials		(76)	(62)	(74)
Outsourced services		(1,265)	(1,087)	(1,043)
Depreciation and amortization		(947)	(865)	(815)
Operating provisions, net		(86)	(168)	(1,214)
Infrastructure construction cost		(2,036)	(1,581)	(1,200)
Others		(81)	(128)	(102)
		(5,474)	(4,903)	(5,450)

TOTAL COST		(26,923)	(19,845)	(19,598)
GROSS PROFIT		6,723	5,383	5,888

OPERATING EXPENSES	28
Selling expenses		(144)	(147)	(238)
General and administrative expenses		(572)	(583)	(642)
Operating provisions		(145)	(108)	(950)
Other operating expenses, net		(453)	(749)	(1,046)
		(1,314)	(1,587)	(2,876)

Share of profit, net, of affiliates and jointly controlled entities	16	182	357	125
Renegotiation of hydrological risk (Law 14,052/20), net	18	1,032	—	73
Gains from the sale of non-current asset held for sale, net	32	109	—	—
Result of business combination		4	51	—
Periodic Tariff Review adjustments		215	502	—
Income before finance income (expenses) and taxes		6,951	4,706	3,210

Finance income	29	844	2,445	3,207
Finance expenses	29	(3,096)	(3,350)	(1,847)
Income before income tax and social contribution tax		4,699	3,801	4,570

Current income tax and social contribution tax	10d	(1,156)	(684)	(1,454)
Deferred income tax and social contribution tax	10d	210	(252)	(145)
Net income for the year from continuing operations		3,753	2,865	2,971
DISCONTINUED OPERATIONS
Net income after tax for the year from discontinued operations	32	—	—	224

NET INCOME FOR THE YEAR		3,753	2,865	3,195
Total of net income for the year attributed to:
Equity holders of the parent
Net income from continuing operations		3,751	2,864	2,970
Net income from discontinued operations		—	—	224
Net income for the year attributed to equity holders of the parent		3,751	2,864	3,194
Non-controlling interests
Net income from continuing operations		2	1	1
Net income from discontinued operations		—	—	—

NET INCOME FOR THE YEAR		3,753	2,865	3,195

Basic and diluted earnings per preferred share – R$	26	1.70	1.30	1.45
Basic and diluted earnings per common share – R$	26	1.70	1.30	1.45

Basic and diluted earnings per preferred share from continuing operations – R$	26	1.70	1.30	1.35
Basic and diluted earnings per common share from continuing operations – R$	26	1.70	1.30	1.35
Basic and diluted earnings per preferred share from discontinued operations – R$	26	—	—	0.10
Basic and diluted earnings per common share from discontinued operations – R$	26	—	—	0.10

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(IN MILLIONS OF REAIS - R$ mn)

	2021	2020	2019
NET INCOME FOR THE YEAR	3,753	2,865	3,195
OTHER COMPREHENSIVE INCOME
Items not to be reclassified to profit or loss in subsequent periods
Post retirement liabilities – remeasurement of obligations of the defined benefit plans	301	(10)	(1,599)
Income tax and social contribution tax on remeasurement of defined benefit plans	(102)	4	544
Other	—	(1)	—
	199	(7)	(1,055)

COMPREHENSIVE INCOME FOR THE YEAR	3,952	2,858	2,140

Total of comprehensive income for the year attributed to:
Equity holders of the parent	3,950	2,857	2,139
Non-controlling interests	2	1	1
	3,952	2,858	2,140

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(IN MILLIONS OF REAIS - R$ mn, except where otherwise indicated)

	Attributable to the equity holders of the parent
	Share capital	Capital reserves	Profit reserves	Valuation adjustments	Retained earnings	Total	Non-controlling interests	Total Equity
AS OF DECEMBER 31, 2020	7,594	2,250	10,061	(2,431)	—	17,474	4	17,478
Non-controlling interests	—	—	—	—	—	—	(1)	(1)
Net income for the year	—	—	—	—	3,751	3,751	2	3,753
Subscription of capital	873	—	(873)	—	—	—	—	—
Other comprehensive income	—	—	—	199	—	199	—	199
Actuarial losses reclassified (Note 26c)	—	—	—	39	(39)	—	—	—
Realization of PP&E deemed cost	—	—	—	(15)	15	—	—	—
Appropriation of Net income for the year
Tax incentives reserve	—	—	21	—	(21)	—	—	—
Legal reserve (note 26)	—	—	187	—	(187)	—	—	—
Proposed dividends	—	—	—	—	(1,967)	(1,967)	—	(1,967)
Profit retention reserve (note 26)	—	—	1,552	—	(1,552)	—	—	—
AS OF DECEMBER 31, 2021	8,467	2,250	10,948	(2,208)	—	19,457	5	19,462

	Attributable to the equity holders of the parent
	Share capital	Capital reserves	Profit reserves	Valuation adjustments	Retained earnings	Total	Non-controlling interests	Total Equity
AS OF DECEMBER 31, 2019	7,294	2,250	8,750	(2,407)	212	16,099	4	16,103
Non-controlling interests	—	—	—	—	—	—	(1)	(1)
Net income for the year	—	—	—	—	2,864	2,864	1	2,865
Subscription of capital	300	—	(300)	—	—	—	—	—
Other comprehensive income	—	—	—	(7)	—	(7)	—	(7)
Realization of PP&E deemed cost	—	—	—	(17)	17	—	—	—
Appropriation of Net income for the year
Tax incentives reserve	—	—	18	—	(18)	—	—	—
Legal reserve (note 26)	—	—	142	—	(142)	—	—	—
Proposed dividends	—	—	—	—	(1,482)	(1,482)	—	(1,482)
Profit retention reserve (note 26)	—	—	1,451	—	(1,451)	—	—	—
AS OF DECEMBER 31, 2020	7,594	2,250	10,061	(2,431)	—	17,474	4	17,478

	Attributable to the equity holders of the parent
	Share capital	Capital reserves	Profit reserves	Valuation adjustments	Retained earnings	Total	Non-controlling interests	Total Equity
AS OF DECEMBER 31, 2018	7,294	2,250	6,362	(1,327)	145	14,724	1,360	16,084
Non-controlling interests	—	—	—	—	—	—	(1,357)	(1,357)
Net income for the year	—	—	—	—	3,194	3,194	1	3,195
Remeasurement of obligations of the defined benefit plans, net of taxes	—	—	—	(1,055)	—	(1,055)	—	(1,055)
Realization of PP&E deemed cost	—	—	—	(25)	25	—	—	—
Appropriation of Net income for the year
Tax incentives reserve	—	—	18	—	(18)	—	—	—
Proposed dividends	—	—	—	—	(764)	(764)	—	(764)
Profit retention reserve	—	—	1,535	—	(1,535)	—	—	—
Unrealized profit reserve	—	—	835	—	(835)	—	—	—
AS OF DECEMBER 31, 2019	7,294	2,250	8,750	(2,407)	212	16,099	4	16,103

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(IN MILLIONS OF REAIS - R$ mn)

	Note	2021	2020	2019
CASH FLOW FROM OPERATIONS
Net income for the year from continuing operations		3,753	2,865	2,971
Net income for the year from discontinuing operations		—	—	224
Adjustments to reconcile net income to net cash flows:
Deferred income tax and social contribution tax	10d	(210)	252	145
Depreciation and amortization	28	1,049	989	958
Loss on write-off of net residual value of unrecoverable concession financial assets, concessional contract asset, PP&E and Intangible assets	14, 15, 17 and 18	47	39	125
Impairment of contract asset and intangible assets		—	(12)	24
Result of business combination		(4)	(51)	—
Dividends declared by investee classified as held for sale	32	—	—	(73)
Renegotiation of hydrological risk (Law 14,052/20), net		(1,032)	—
Impairment for contract assets		11	—
Premium on repurchase of debt securities	22	491	—
Share of loss (gain), net, of subsidiaries and joint ventures	16	(182)	(357)	(125)
Remeasuring of concession financial and concession contract assets	14 and 15	(1,306)	(801)	(756)
Periodic Tariff Review adjustments		(237)	(552)	—
Interest and monetary variation		1,381	1,202	1,190
Recognition of PIS/Pasep and Cofins taxes credits over ICMS	9	—	—	(2,952)
Exchange variation on loans, financing and debentures	22	353	1,742	226
Reimbursement of PIS/Pasep and Cofins over ICMS credits to customers — realization	27	(1,317)	(266)	—
Gain on sale of non-current asset held for sale	32	(109)	—
Transaction costs	22	20	15	38
Provisions for operating losses	28c	375	423	2,401
Net gain on derivative instruments at fair value through profit or loss	31	538	(1,753)	(998)
CVA (Parcel A items Compensation) Account and Other financial components in tariff adjustments	14	(2,146)	(455)	(58)
Post-employment obligations	24	86	491	464
Others		(24)	56	(8)
		1,537	3,827	3,796
Working capital adjustments
Increase (decrease) in assets
Receivables from customers and traders and Concession holders — Transport of electricity		(90)	(78)	(666)
CVA and Other financial components in tariff adjustments	14	15	1,467	362
Recoverable taxes		1,668	(59)	(12)
Income tax and social contribution tax credits		(555)	(162)	(71)
Escrow deposits		(70)	1,538	11
Dividends received from investees	16	499	387	283
Concession contract and financial assets	14 and 15	713	688	511
Other		(267)	187	26
		1,913	3,968	444
Increase (decrease) in liabilities
Suppliers		325	278	279
Taxes payable		5	824	(162)
Income tax and social contribution tax payable		1,206	690	1,433
Payroll and related charges		12	13	(84)
Regulatory charges		78	132	(89)
Advances from customers		—	—	(81)
Post-employment obligations	24	(422)	(367)	(343)
Others		101	106	4
		1,305	1,676	957
Cash generated by operating activities		4,755	9,471	5,197
Interest paid on loans, financing and debentures	22	(1,589)	(1,081)	(1,265)
Interest paid on lease contracts	19	(3)	(4)	(5)
Income tax and social contribution tax paid		(500)	(240)	(1,767)
Cash inflows from settlement of derivatives instruments		1,022	461	100
Net cash flows from continuing operating activities		3,685	8,607	2,260
Net cash flows used in discontinued operating activities			—	(224)
NET CASH FLOWS FROM OPERATING ACTIVITIES			8,607	2,036

	Note	2021	2020	2019
INVESTING ACTIVITIES
Marketable securities		2,047	(3,368)	79
Restricted cash		43	(51)	79
Investments
Acquisition of equity investees	16	(56)	(120)	(38)
Arising from the sale of equity interest, net of costs of sales	32	1,367	—	—
Cash arising from business combination		—	27	—
Loans to related parties		—	(27)	(6)
Property, plant and equipment	17	(182)	(132)	(70)
Intangible assets	18	(51)	(41)	(932)
Contract assets — distribution of gas and energy infrastructure		(1,798)	(1,364)	(825)
Net cash flows used in continuing investment activities		1,370	(5,076)	(1,813)
Net cash flows from discontinued investment activities	16 and 32	—	—	625
NET CASH FLOWS USED IN INVESTING ACTIVITIES		1,370	(5,076)	(1,188)

FINANCING ACTIVITIES
Proceeds from Loans, financings and debentures, net from transaction costs		13	826	4,477
Interest on capital and dividends paid		(1,416)	(598)	(701)
Payment of loans, financing and debentures	22	(4,437)	(2,531)	(4,883)
Payment of principal portion of lease liabilities	19	(70)	(84)	(96)
NET CASH FLOWS USED IN FINANCING ACTIVITIES		(5,910)	(2,387)	(1,203)
		—
Net (decrease) increase in cash and cash equivalents for the year		(855)	1,144	(355)
Cash and cash equivalents at the beginning of the year	6	1,680	536	891
Cash and cash equivalents at the end of the year	6	825	1,680	536

The Notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED ON DECEMBER 31, 2021, 2020 AND 2019

(IN MILLIONS OF REAIS - R$ mn - except where otherwise indicated)

1.	OPERATING CONTEXT

a)       The Company

Companhia Energética de Minas Gerais (´Parent company’ or ‘Holding company’) is a listed corporation, with shares traded on the São Paulo Stock Exchange (‘B3’) at Corporate Governance Level 1; through ADRs on the New York Stock Exchange (‘NYSE’); and on the stock exchange of Madrid (‘Latibex’). The Company is a state-controlled mixed capital company controlled by the State of Minas Gerais. It is domiciled in Brazil, with head office at Avenida Barbacena 1200, Belo Horizonte, Minas Gerais. Along with its subsidiaries (collectively refer to as ‘Cemig’ or the ‘Company’), it is engaged in the commercialization of energy, in the construction and operation of infrastructure used in the generation, transformation, transmission, distribution and sale of energy, and also activities in the various fields of energy sector and gas distribution. In the third quarter of 2021, the Company began managing its commercialization business separately as part of its corporate business strategy.

Cemig consolidates subsidiaries and holds interest in jointly controlled entities and affiliates, all of which principal activities are construction and operation of systems of generation, distribution and sale of energy and gas (information in MWh not been examined by the external auditors) as follows:

Investments	Classification	Description
SUBSIDIARIES:
Cemig Geração e Transmissão S.A. (‘Cemig GT’ or ‘Cemig Geração e Transmissão’)	Subsidiary	Wholly-owned subsidiary engaged in the energy generation and transmission services. Its shares are listed in Brazil, but are not actively traded. Cemig GT has interests in 67 power plants (60 of which are hydroelectric, 6 are wind power and 1 is solar) and associated transmission lines, most of which are part of the Brazilian national generation and transmission grid system, with total installed generation capacity of 5,755 MW (5)
Cemig Baguari	Subsidiary	Corporation engaged in the production and sale of energy as an independent power producer and in interests in investees or joint operations that are engaged in the production and sale of energy in future projects.
Cemig Geração Três Marias S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public service concession holder, by commercial operation of the Três Marias Hydroelectric Plant, and sale and trading of energy in the Free Market. This subsidiary has installed capacity of 396 MW (5), and guaranteed offtake level of 239 MW (5) average.
F-18

Investments	Classification	Description
Cemig Geração Salto Grande S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public service concession holder, by commercial operation of the Salto Grande Hydroelectric Plant, and sale and trading of energy in the Free Market. This subsidiary has installed capacity of 102 MW (5), and guaranteed offtake level of 75 MW (5) average.
Cemig Geração Itutinga S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public service concession holder, by commercial operation of the Itutinga Hydroelectric Plant, and sale and trading of energy in the Free Market. This subsidiary has installed capacity of 52 MW (4), and guaranteed offtake level of 28 MW (5) average.
Cemig Geração Camargos S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public service concession holder, by commercial operation of the Camargos Hydroelectric Plant, and sale and trading of energy in the Free Market. This subsidiary has installed capacity of 46 MW (4), and guaranteed offtake level of 21 MW (5) average.
Cemig Geração Sul S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public concession holder, by commercial operation of the Coronel Domiciano, Marmelos, Joasal, Paciência and Piau Small Hydroelectric Plants, and trading in energy in the Free Market. Aggregate installed generation capacity is 39.53 MW (5); guaranteed offtake level of 27.42 MW (5) average.
Cemig Geração Leste S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public concession holder, by operation of the Dona Rita, Sinceridade, Neblina, Ervália, Tronqueiras and Peti Small Hydroelectric Plants, and trading in energy in the Free Market. Aggregate installed generation capacity of these plants is 35.16 MW (5); guaranteed offtake level of 18.64 MW (5) average.
Cemig Geração Oeste S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public service concession holder, by commercial operation of the Gafanhoto, Cajuru and Martins Small Hydroelectric Plants, and sale and trading of energy in the Free Market. It has aggregate installed capacity of 28.90 MW (5), and guaranteed offtake level of 11.21 MW (5) average.
Rosal Energia S.A. (‘Rosal’)	Subsidiary	Corporation that holds the concession to generate and sell energy, operating the Rosal Hydroelectric Plant, on the border between the states of Rio de Janeiro and Espírito Santo.
Sá Carvalho S.A. (‘Sá Carvalho’)	Subsidiary	Corporation that holds the concession to generate and sell energy, operating the Sá Carvalho Hydroelectric Plant.
Horizontes Energia S.A. (‘Horizontes’)	Subsidiary	Corporation that is classified as an independent power producer operating the Machado Mineiro and Salto do Paraopeba Hydroelectric Plants in Minas Gerais; and the Salto do Voltão and Salto do Passo Velho Hydroelectric Plants, in the state of Santa Catarina.
Cemig PCH S.A. (‘PCH’)	Subsidiary	Corporation that is classified as an independent power producer operating the Pai Joaquim hydroelectric power plant.
Cemig Trading S.A. (‘Cemig Trading’)	Subsidiary	Corporation engaged in trading and intermediation of energy.
Empresa de Serviços e Comercialização de Energia Elétrica S.A.	Subsidiary	Corporation engaged in the production and sale of energy as an independent power producer, in future projects.
Cemig Geração Poço Fundo	Subsidiary	Corporation engaged in the production and sale of energy, as an independent producer, through construction and operation of the hydroelectric power plant Poço Fundo, located in Machado river, in the State of Minas Gerais.
Central Eólica Praias de Parajuru S.A. (‘Central Eólica Praias de Parajuru’)	Subsidiary	Corporation engaged in the production and sale of energy at the wind power plant of the same name in the northeastern Brazilian state of Ceará.
Central Eólica Volta do Rio S.A. (‘Central Eólica Volta do Rio’)	Subsidiary	Corporation engaged in the production and sale of energy at the wind power plant of the same name in Acaraú, northeastern Brazilian state of Ceará.
Cemig Distribuição S.A. (‘Cemig D’ or ‘Cemig Distribuição’)	Subsidiary	Wholly owned subsidiary, whose shares are listed in Brazil but are not actively traded; engaged in the distribution of energy through networks and distribution lines throughout almost the whole of Minas Gerais State.
F-19

Investments	Classification	Description
Companhia de Gás de Minas Gerais (‘Gasmig’)	Subsidiary	Corporation engaged in the acquisition, transportation and distribution of combustible gas or sub-products and derivatives, through a concession for the distribution of gas in the State of Minas Gerais.
Cemig Sim (‘Efficientia’)	Subsidiary	Corporation that provides energy efficiency and optimization services and energy solutions through studies and execution of projects; and services of operation and maintenance of energy supply facilities.
Companhia de Transmissão Centroeste de Minas (‘Centroeste’) (3)	Subsidiary	Corporation engaged in the construction, operation and maintenance of the Furnas-Pimenta transmission line — part of the national grid.
Sete Lagoas Transmissora de Energia S.A. (“SLTE”) (4)	Subsidiary	Energy transmission service concession, through construction, operation and maintenance of the energy transmission infrastructure of the Sete Lagoas 4 Substation in the city of Sete Lagoas, Minas Gerais.
JOINTLY CONTROLLED ENTITIES
Guanhães Energia S.A. (‘Guanhães Energia’) (1)	Jointly controlled entity	Corporation engaged in the production and sale of energy through building and commercial operation of the following Small Hydro Plants: Dores de Guanhães, Senhora do Porto and Jacaré, in the county of Dores de Guanhães; and Fortuna II, in the county of Virginópolis, in Minas Gerais.
LightGer S.A. (‘LightGer’) (1)	Jointly controlled entity	Corporation classified as independent power producer, formed to build and operate the Paracambi Small Hydro Plant (or PCH), on the Ribeirão das Lages river in the county of Paracambi, Rio de Janeiro State.
Usina Hidrelétrica Itaocara S.A. (‘UHE Itaocara’)	Jointly controlled entity	Corporation, comprising the partners of the UHE Itaocara Consortium, formed by Cemig GT and Itaocara Energia (of the Light group), responsible for construction of the Itaocara I Hydroelectric Plant.
Axxiom Soluções Tecnológicas S.A. (‘Axxiom’)	Jointly controlled entity	Unlisted corporation, providing technology and systems solutions for operational management of public service concession holders, including companies operating in energy, gas, water and sewerage, and other utilities. Jointly controlled by Light (51%) and Cemig (49%).
Hidrelétrica Cachoeirão S.A. (‘Cachoeirão’)	Jointly controlled entity	Production and sale of energy as an independent power producer, through the Cachoeirão hydroelectric power plant located at Pocrane, in the State of Minas Gerais.
Hidrelétrica Pipoca S.A. (‘Pipoca’)	Jointly controlled entity	Independent production of energy, through construction and commercial operation of the Pipoca Small Hydro Plant (SHP, or Pequena Central Hidrelétrica — PCH), on the Manhuaçu River, in the municipalities of Caratinga and Ipanema, in Minas Gerais State.
Retiro Baixo Energética S.A. (‘RBE’)	Jointly controlled entity	Corporation that holds the concession to operate the Retiro Baixo Hydroelectric Plant, on the Paraopeba River, in the São Francisco river basin, in the municipalities of Curvelo and Pompeu, in Minas Gerais.
Amazônia Energia Participações S.A (‘Amazônia Energia’)	Jointly controlled entity	Special-purpose company created by Cemig GT (74.50% ownership) and Light (25.50%), for acquisition of an equity interest of 9.77% in Norte Energia S.A. (‘Nesa’), the company holding the concession for the Belo Monte Hydroelectric Plant, on the Xingu River, in the Northern Brazilian State of Pará.
Aliança Norte Energia Participações S.A. (‘Aliança Norte’)	Jointly controlled entity	Special-purpose company created by Cemig GT (49% ownership) and Vale S.A. 51%, for acquisition of an equity interest of 9% in Norte Energia S.A. (‘Nesa’), the company holds the concession for the Belo Monte Hydroelectric Plant, on the Xingu River, in the Northern Brazilian State of Pará.
Baguari Energia S.A. (‘Baguari Energia’)	Jointly controlled entity	Corporation engaged in the construction, operation, maintenance and commercial operation of the Baguari Hydroelectric Plant, through participation in the UHE Baguari Consortium (Baguari Energia 49%, Baguari I (Neoenergia) 51%), on the Doce river in Governador Valadares, Minas Gerais.
Aliança Geração de Energia S.A. (‘Aliança’)	Jointly controlled entity	Unlisted company created by Cemig GT and Vale S.A. as a platform for consolidation of generation assets held by the two parties in generation consortia, and investments in future generation projects. For their shares, the two parties subscribed the following generation plant assets: Porto Estrela, Igarapava, Funil, Capim Branco I, Capim Branco II, Aimorés, and Candonga. With these assets Aliança has total installed generation capacity, in operation, of 1,257 MW (physical offtake guarantee 707 MW average). It also has other generation projects. Vale and Cemig GT respectively hold 55% and 45% of the total capital.
Transmissora Aliança de Energia Elétrica S.A. (‘TAESA’)	Jointly controlled entity	Corporation engaged in the construction, operation and maintenance of energy transmission facilities all states of Brazil through direct and indirect equity interests in investees
F-20

Investments	Classification	Description

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

UFV Lagoa Grande Geração de Energia Elétrica Distribuída SA,

UFV Lontra Geração de Energia Elétrica Distribuída SA,

UFV Mato Verde Geração de Energia Elétrica Distribuída SA,

UFV Mirabela Geração de Energia Elétrica Distribuída SA,

UFV Porteirinha Geração de Energia Elétrica Distribuída SA and

UFV Porteirinha II Geração de Energia Elétrica Distribuída S.A.

UFV Brasilândia Geração de Energia Elétrica Distribuída S.A.

	Jointly controlled entity	Generation of electric power from photovoltaic solar sources to the Distributed Generation market (‘Geração Distribuída’), with total installed capacity of 53.61MWp. The wholly owned subsidiary Cemig Sim and Mori Energia holds 49% and 51% of the total equity, respectively.
Affiliated Company
Madeira Energia S.A. (‘Madeira’)	Affiliated company	Corporation engaged in the construction and commercial operation of the Santo Antônio Hydroelectric Plant, through its subsidiary Santo Antônio Energia S.A., in the basin of the Madeira river, in the State of Rondônia.
Ativas Datacenter S.A. (‘Ativas’)	Affiliated entity	Corporation engaged in the supply of IT and communication infrastructure services, including physical hosting and related services for medium-sized and large corporations.
FIP Melbourne (Usina de Santo Antônio)	Affiliated entity

Investment fund managed by Banco Modal S.A., whose objective is to seek appreciation of capital invested through acquisition of shares, convertible debentures or warrants issued by listed or unlisted companies, and/or other assets. This fund held 83% of the share capital of SAAG Investimentos S.A. (‘SAAG’), the objects of which are to own equity in Madeira Energia S.A. (‘Mesa’).

Jointly controlled entity held for sale:
Renova Energia S.A. (‘Renova Energia’) — In-Court Supervised Reorganization (2)	Jointly controlled entity	Listed company engaged in the development, construction and operation of plants generating power from renewable sources — wind power, small hydro plants (SHPs), and solar energy; trading of energy; and related activities, In-Court Supervised Reorganization. Renova is the owner of three Small Hydroelectric Plants, representing 5.7 MW of the total installed generation capacity of Cemig GT. In 2021 Cemig GT classified its equity interest in Renova as a non-current asset held for sale.

(1)	On December 9, 2021, Light signed a share purchase agreement with Brasal Energia S.A. for sale of its equity interest in Guanhães and LightGer, subject to the fullfilment of conditions precedent which are customary in a transaction of this nature. Brasal Energia S.A will join the existing shareholders’ agreements of these investees, complying fully with their terms.
(2)	On November 11, 2021, Cemig GT signed a Share Purchase Agreement to the sale of the whole equity interest held in Renova S.A and the assignment, for consideration, of all credits owed to Cemig GT by Renova Comercializadora de Energia S.A.. Thus the investment was classified as a non-current asset held for sale. For more information, see Note 32.
(3)	On November 24, 2021, a Cemig GT Extraordinary General Meeting approved an increase in its share capital through its Parent company subscription of the investment held in Centroeste, completing the corporate restructuring authorized by Cemig’s Board of Directors on February 12, 2021.
(4)	On December 23, 2021 Cemig completed acquisition of 100% of the equity in Sete Lagoas Transmissora de Energia S.A. (SLTE), for consideration of R$48. For more information please see Note 16 of these financial statements.
(5)	Information not examined by the external auditors.

Management has assessed the capacity of the Company to continue as a going concern, and believes that its operations will generate sufficient future cash flows to enable continuity of its businesses. In addition, Management is not aware of any material uncertainties that could generate significant doubts about its ability to continue as a going concern. Therefore, these financial statements have been prepared on a going concern basis.

b)	Sete Lagoas Transmissora de Energia S.A acquisition.

On December 23, 2021, the Company concluded the acquisition of 100% of the equity interest of Sete Lagoas Transmissora de Energia S.A. (SLTE) held by Cobra Brasil Serviços, Comunicações e Energia S.A and Cobra Instalaciones Y Servicios S.A. The consideration transferred was R$49. The investee’s identifiable net assets at the acquisition-date fair value was 53.

SLTE holds the concession for construction and operation of the Sete Lagoas 4 Substation, in Sete Lagoas, Minas Gerais. The concession term ends in June 2041.

The effects of the business combination in Company’s financial statements are presented in Note 16 (d).

c)    Covid-19

General Context

On March 11, 2020, the World Health Organization characterized Covid-19 as a pandemic, reinforcing the restrictive measures recommendations to prevent the virus dissemination worldwide. These measures are based, mainly, on social distancing, which have been causing major negative impact on entities, affecting their production process, interrupting their supply chains, causing workforce shortages and closing of stores and facilities, demanding the developing measures to handle the economic crisis and reduce any possible effect.

On March 23, 2020, the Company established the Coronavirus Crisis Management Committee (‘Comitê Diretor de Gestão da Crise do Coronavírus’) to ensure its readiness to making decisions because of the fast-changing situation, which became more widespread, complex and systemic.

Also, in connection with recommendations of the World Health Organization (WHO) and the Ministry of Health, aiming to contribute to the population and Brazilian authorities’ efforts to prevent the disease outbreak, the Company has implemented an operational contingency plan and several precautionary measures to keep its employees healthy and safe, including: security and health technicians contacting operational staff on a daily basis; interacting daily with subcontractors Social Service department to monitor the evolution of suspicious cases; changing the schedule to prevent gatherings; restricting national and international travel; suspending technical visits and events at Company’s facilities; using remote means of communication; adopting work-from-home policies for a substantial number of employees, which are gradually returning to work in-person until January, 2022, providing face masks for employees in external service or in service into its facilities, and requiring outsourcings providers to put the same procedures in place.

The Company also adopted the follow measures in order to contribute with society:

■	Flexible terms for the flow of payments and installments of amounts collected from clients, under the programs launched by the Company during 2020;
■	Launch, on April 20, 2021, of a campaign for negotiation enabling payment by low-voltage commercial customers in default in up to 12 monthly installments without interest, including exemption for 45 days from inflation updating not yet posted on invoices, aiming to keep the payment flow from small traders and services sector, to ensure their sustainability and contribute to their survival in the most critical period of the pandemic;
■	Joining of the civil society movement named ‘Unidos Pela Vacina’ (‘United for the Vaccine’), in order to collaborate effectively with the process of vaccination in the State of Minas Gerais, providing direct support to 425 municipalities. The Company’s participation took the form of voluntary involvement by its employees in support for transport and professional traveling to various municipalities to deliver vaccines to rural regions, including people who were bedridden, as well as the donation of R$3, to promote access to the vaccine to combat Covid-19 in municipalities of the State.

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

Facing great challenges because of the pandemic, Cemig has shown operational resilience and sustainability, enabling quality energy supply to society, ensuring the provision of uninterrupted service to hospitals and other public services. As an integrated Company, coordinated by diversified business in the energy generation, transmission, sale and distribution sectors, the Company maintains its solidity, with stable financial performance, allowing for risk reduction in negative scenarios.

As of December 31, 2021, from the observation of the pandemic’s economic effects, the Company assessed the assumptions used for calculating fair value and recoverable amount of certain financial and non-financial assets, as follows:

■	The subsidiary Cemig GT assessed whether the greater pressure on the exchange rate, combined with a lack of financial market liquidity, will have a negative impact on debt and derivative financial instruments hired to protect its operations against the risks arising from foreign exchange rate changes. At this point, given the current market conditions, the exposure to the exchange variation of the debt principal and the change in derivative instrument’s fair value, based on the forecasts of future interest and exchanges rates, and the semiannual settlement of derivatives instruments, resulting in a net loss of R$892 in 2021. The long-term projections carried out for the foreign exchange rate are lower than the current dollar quotation, which may represent a decrease in Company’s foreign exchange variation expense, if the projected scenario occurs. Seeking to diligently manage its liabilities, and reducing its liquidity risk and exposure to the US dollar, on August 05, 2021, Cemig GT launched its Cash Tender Offer to acquire its debt securities issued in the external market, maturing in 2024, with 9.25% annual coupon, until an amount of US$500. Additionally, on June 7 and 8, 2021 the hedge transactions contracted were partially settled, for a volume of US$500. This resulted in a reported gain in favor of the Company of US$774. For more details, see note 31 (b).
F-23

■	In measuring the expected loss from doubtful receivables, the Company assessed the circumstances of the Covid-19 pandemic, and the measures taken to reduce the impact of the economic retraction on default. The Company has intensified measures to mitigate risks of default, with a specific campaign of negotiation with clients, individual collections through the courts, expansions of the channels for negotiation, and diversification of means of payment. The company believes that the measures adopted mitigated the effects of the economic crisis on collection of receivables. Aneel Resolution 928 and 936 extended the rule on suspension of supply of energy to the low-income sub-category of residential users, and certain other customers until December 31, 2021.
■	Management’s assumptions applied to determine the recoverable amount of the relevant investments in subsidiaries, joint-controlled entities and associates were not influenced significantly by the Covid-19 situation, since these investees’ cash flows are mainly related to long-term rights to commercial operation of the regulated activity. Therefore, no impairment losses were recognized to its investments in subsidiaries, joint-controlled entities and associates due to the economic crisis.
■	Despite the uncertainties related to the crisis unfolding and its potential long-term effects, the Company does not expect that the negative impact on its projections of likely future taxable profits might compromise the recoverability of its deferred tax assets.
■	The Company assessed the interest rates and discount rates that are the basis for calculation of Post-employment obligations and believes that these are not significantly affected by macroeconomic issues in the short and medium term, since the main assumptions used are long-term.
■	The Company also reviewed the financial assets and liabilities measured at fair value to reflect the conditions and current rates projected, which impacts are presented in Note 31.
■	In the energy market, the volume of energy sold to captive customers, and transported for Free Customers and distributors with access to Cemig D’s networks, was up 5.1% from January to December of 2021, compared to the same period of 2020, reflecting the easing of social isolation requirements. This increase has two components: consumption by the captive market 0.6% higher, and use of the network by Free Customers 10.3% higher.

The impacts of the Covid-19 pandemic disclosed in these financial statements were based on the Company’s best estimates and significant long-term effects are not expected.

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

On May 16, 2022, the Company’s Audit Committee authorized the issuance of the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019.

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

The main estimates and judgments that have a signficant effect in the amounts recognized in the financial statements are as follows:

■  Provision for expected credit losses of accounts receivable — Note 8;

■  Deferred income tax and social contribution tax — Note 10;

■  Financial assets and liabilities of the concession — Note 14;

■  Concession contract assets — Note 15;

■  Investments — Note 16;

■  Property, plant and equipment (“PP&E”) and useful life of assets — Note 17;

■  Intangible assets and useful life of assets — Note 18;

■  Leasing transaction — Note 19;

■  Amounts to be refunded to customers — Note 21;

■  Employee post-employment obligations — Note 24;

■  Provisions — Note 25;

■  Unbilled revenue — Note 27;

■  Financial instruments measurement and fair value measurement — Note 31;

■  Assets held for sale measurement — Note 32.

The settlement of the transactions involving those estimates may result in amounts different from those recorded in the financial statements due to the uncertainty inherent to the estimation process. The Company reviews its significant estimates at least annually.

2.5    New accounting standards, interpretation or amendments of accounting standards, applied for the first time in 2021

The Company applied the amendments of IFRS 16, effective for annual periods beginning January 1, 2021 or later, which provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic, when certain conditions are met, as a practical expedient.

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

IAS 1 — Classification of Liabilities as Current or Non-current: In January 2020, the IASB issued amendments the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify: (I) what is meant by a right to defer settlement; (ii) that a right to defer must exist at the end of the reporting period; (iii) that classification is unaffected by the likelihood that an entity will exercise its deferral right; (iv) that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification. The amendments are effective for annual reporting periods beginning on or after 1 January 2023 and must be applied retrospectively.

IAS 16 - Property, Plant and Equipment — Proceeds before intended use: In May 2020, the IASB issued amendments to IAS 16 which prohibits entities deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, these proceeds from the selling such items and the costs of producing those items must be recognized in profit or loss. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment.

IFRS 3 — Business Combinations — Amendment to ‘Reference to the Conceptual Framework’: As well as the changes related to the reference to the Conceptual Framework, which did not significantly alter the standards required, the Board added an exception to the recognition principle in IFRS 3, aiming to avoid the issue of potential “Day 2” gains and losses arising from such liabilities and contingent liabilities as are within the scope of IAS 37 or IFRIC 21, if incurred separately. The amendments are effective for annual reporting periods beginning on or after 1 January 2022 and apply prospectively.

IAS 37 — Provisions, Contingent liabilities and Contingent assets — Onerous Contracts: The amendment specifies which costs an entity needs to include when assessing whether a contract is onerous or loss-making. It applies a “directly-related cost approach”: Costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the terms of the contract. . The amendments are effective for annual reporting periods beginning on or after 1 January 2022 and its application is prospective. The Company do not expect any impacts arising from this amendment, which will be applied to contracts whose obligations have not been fullfilled at the beginning of the annual period in which they are first adopted.

IFRS 9 - Financial Instruments — Commissions and fees in the ‘10 per cent’ test for derecognition of financial liabilities. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. The amendment is effective for annual reporting periods beginning on or after January 1st, 2022 and applies prospectively.

IAS 08 — Accounting Policies, Changes in Accounting Estimates and Correction of Errors: The amendments clarify the distinction between changes in accounting estimates, changes in accounting policies and correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates The amendments are effective for annual reporting periods beginning on or after 1 January 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period.

IAS 01 and IFRS Practice Statement 2 – Making Materiality Judgements – Disclosure of accounting policies: These amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. These amendments are applicable for annual periods beginning on or after 1 January 2023 with earlier application permitted. Since the amendments to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary.

2.7	Summary of significant accounting policies

The significant accounting policies described below have been applied consistently to all the periods presented in the consolidated financial statements, except for the practices which were applied prospectively as from 2021, in accordance with the standards and regulations described in Item 2.1 — Compliance statement.

The accounting policies relating to Company’s present operations that require judgment and the use of specific valuation criteria are the following:

a)	Financial instruments

Financial instruments are classified, at initial recognition, as measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss, depending on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them.

Fair value through profit or loss: this includes the concession financial assets related to energy and gas distribution segment infrastructure. The financial assets related to energy distribution infrastructure are measured at the expected New Replacement Value (Valor Novo de Reposição, or VNR), as defined in the concession agreement, which represent the fair value of the residual value of the infrastructure as of the balance sheet date. The financial assets related to gas distribution infrastructure are measured based on the fair value of the indemnity established in the concession contract. The Company recognizes a financial asset resulting from a concession contract when it has an unconditional contractual right to receive cash or another financial asset from, or under the direction of the grantor for the services of construction and maintenance of the infrastructure.

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

Derivative financial instruments (Put options) — The options to sell to Cemig GT units of the FIP Melbourne and FIP Malbec funds (‘the SAAG PUT’) were measured at fair value using the Black-Scholes-Merton (BSM) method until the exercising date of the options, that occurred in 2020.

Amortized cost: This includes accounts receivables from customers, traders and concession holders; restricted cash; escrow deposits in litigation; marketable securities with the intention of holding them until maturity and the terms of their contracts originate known cash flows that constitute exclusively payments of principal and interest; concession financial assets related to generation concession grant fee; accounts receivable from related parties; suppliers; loans and debentures; debt agreed with the pension fund (Forluz); concessions payable; the Minas Gerais State PRCT Tax Amnesty Program; assets and liabilities related to the CVA account and Other financial components in tariff adjustments; the low-income subsidy; reimbursement of tariff subsidies; and other credits.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate (EIR). Gains and losses are recognized in profit or loss when the asset is derecognised, modified or impaired.

Additional disclosures of financial instruments are presented in Note 31. Information of expected credit losses is presented in Note 8.

b)	Receivables from customers, traders and concession holders

Accounts receivable from customers, traders and power transport concession holders are initially recognized at the sales value and subsequently measured at amortized cost. These receivables are stated including sales tax and net of withholding taxes, which are recognized as recoverable taxes.

In order to estimate future losses on receivables, the Cemig D adopted a simplified approach, considered that the accounts receivable from customers do not have significant financial components, and calculated the expected loss considering the historical average of non-collection over the total billed in each month (based on the last 24 months of billing), segregated by type of customer and projected for the next 12 months, taking into account the age of maturity of invoices, including those not yet due and unbilled.

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

The Annual Permitted Revenue (‘Receita Anual Permitida’ - RAP) is the consideration received as revenue from the investment in the national grid as well as the construction or upgrades, operation and maintenance services. The revenues from the energy transmission concession contracts is recognized when the performance obligations are satisfied. The contract asset is reclassified to financial asset, falling within the scope of IFRS 9, after the issuance of the credit notice, monthly issued by ONS, authorizing RAP billing, which is when the right to consideration is unconditional. Revenues are recognized at the transaction price and the assets are subsequently measured at amortized cost, using the effective interest rate method, adjusted by impairment losses, when applicable, and recognizing the deferred taxes. As required by IFRS 9 – Financial Instruments, the financial asset carrying amount is analyzed and, when applicable, a loss allowance for expected credit losses is recognized.

c)	Investments in affiliates and jointly controlled entities

The Company hold investments in affiliates and jointly controlled entities. The considerations made in determining significant influence or joint control are similar to those necessary to determine control over subsidiaries. These investments are accounted using the equity method and are initially recognized at acquisition cost, equivalent to the consideration transferred measured at fair value at the acquisition date.

The difference between the amount paid (the cost of the investment) and the entity’s share of the net fair value is recognized in Investments as:

(i)       added value, when the economic basis is substantially related to the fair value of the net assets of the subsidiary acquired; and

(ii)       goodwill premium, when the amount paid is higher than the fair value of the net assets, and this difference represents the expectation of generation of future value.

The goodwill premium arising from the acquisition is tested annually for impairment.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its affiliates or jointly controlled entities. At each reporting date, the Company determines whether there is objective evidence that the investment in the affiliates or jointly controlled entities is impaired. If there is such evidence, the investment carrying amount is subject to impairment testing.

The financial statements of the associates and jointly controlled subsidiaries are prepared for the same reporting periods as the Company. When necessary, adjustments are made to bring the accounting policies in line with those of the Company.

The Company’s interest in consortia is accounted in accordance with IFRS 11 — Joint ventures, and these investments are recognized in accordance with the Company’s participation in any assets and/or liabilities held or assumed jointly. The result of these investments is recognized in proportion to the Company’s participation in the sale of energy produced by the joint operation as well as in its expenses.

d)	Business combinations

A business combination occurs when the Company acquires control of a business, whatever its legal form. The Company determines that it has acquired a business when the group of activities and assets acquired includes, at least, an input — entry of funds, and a substantive process, which together contribute materially to the capacity to generate output — an outflow of funds.

The Company accounts business combinations using the acquisition method. Thus, the cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date at fair value, as well as the amount of any non-controlling interests. Goodwill is initially measured at cost, as the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed.

In the process of allocating the purchase price at the acquisition-date of subsidiaries that holds a concession, the fair value relating to the identifiable right to commercial operation of the regulated activity is recognized as an intangible assets with a finite useful life.

When a business combination is carried out in stages (“step-acquisition method”), the interest previously held by the Company in its investee is remeasured at the fair value at the acquisition date and the corresponding gain or loss, if any, is recognized in the statement of income.

e)	Concession assets

Energy and Gas Distribution segment: Concession infrastructure under construction is initially recorded as contract assets, in accordance with IFRS 15 and IFRIC 12, considering that the Company is entitled to consideration for performance completed to date, and, only when the construction phases ends, has the right to charge for the services provided to customers or receive an indemnity at the end of the concession period for assets not yet amortized. Construction revenues equivalent to new infrastructure are measured at construction cost plus margin. Construction cost include borrowing costs. Once the assets start operations, and the performance obligation in relation to the construction service is fulfilled, such assets are reclassified or allocated to financial assets or intangible assets.

The portion of the infrastructure to be amortized during the concession period is recorded as an intangible asset, as provided for in IFRIC 12 – Concession contracts, and subsequently measured at cost less amortization. The amortization rates reflect the expected pattern of their consumption and are measured based on the asset carrying amount using the straight-line method.

The Company recognizes a financial asset for the residual value of the infrastructure at the end of the concession, representing an unconditional right to receive cash or another financial asset directly from the Grantor. This portion is subsequently measured at the estimated fair value, which represents the Replacement Value (Valor Novo de reposição, or VNR), based on the Regulatory Remuneration Base of Assets ratified by the grantor (through the regulator Aneel) in the tariff review processes.

Transmission segment: When construction is finalized, concession infrastructure assets remain as contract asset, considering the existence of performance obligations during the concession period, represented by the network construction, operation and maintenance, as there is no unconditional right to receive the consideration for the construction service unless the company operates and maintains the infrastructure. The contract asset is reclassified as a financial asset (accounts receivable) only after the performance obligation to operate and maintain the infrastructure is satisfied, since from that point nothing more than the passage of time is necessary for the consideration to be received. The cost related to the infrastructure construction is recognized as incurred in the statement of income. The construction or upgrade services revenues are recognized in accordance with the stage of completion of the construction service, based on the costs actually incurred, including construction margin.

The margin added to the performance obligation related to the construction and improvements is based on Company’s expectations regarding its project’s profitability.

When adjusting the amount of consideration for the concession contract asset financing component, the Company uses the discount rate which reflects the Company’s estimation of the financing of the transmission infrastructure investments. This reflects the rate that discounts the nominal amount of the consideration to the price that the customer (which is deemed to be the Grantor) would pay in cash for the goods or services when (or as) they transfer to the customer. The interest rates implicit in the contract are defined at the beginning of the investments and take into account the credit risk of the counterparty.

When the tariff set is changed at the time of the periodic tariff reviews, the contract asset is remeasured, discounting the expected future cashflows (RAPs) using the contract original discount rate, implicit in the contract. The amount remeasured is confronted to the carrying amount and the difference is recognized as an adjustment to revenue (either as an increase in or a reduction of revenue) at the date of the contract modification (the adjustment to revenue is made on a cumulative catch-up basis).

Consideration monthly received is allocated to revenue related to the operation and maintenance service and to the collection of the contract asset related to the construction service based on their relative fair value.

Financial portion of remuneration and depreciation unpaid since the extensions of concessions in accordance with Law 12,783/2013: corresponding to the financial portion of remuneration for the assets related to the Existing Basic System Network (RBSE), that represents the amount payable from the date of the extension of the concessions until it was incorporated into the tariff (January 1, 2013 until June 30, 2017), to be collected over a period of eight years.

The amounts to be received are subject to the applicable regulatory rules in the tariff process, including the mechanisms that monitor and measure efficiency. In this new context, the unconditional right to consideration depends on the satisfaction of the performance obligation to operate and maintain, and is, thus, characterized as a contract asset and it is only reclassified to financial assets after an authorizing dispatch by Aneel to satisfied obligations.

Generation segment: The concession rights paid for the concession contracts granted by the Brazilian Grantor (Aneel) in November 2015, are classified as a financial asset, at amortized cost, as it represents an unconditional right to receive cash, adjusted by the IPCA index, and remuneratory interest, during the period of the concession.

In 2021, due to the concession extension of the hydroelectric plants participating in the ‘Mecanismo de Realocação de Energia’ (‘MRE'), relating to the compensation for non-hydrological risks specified in Law 14,052/2020, an intangible asset was recognized. The concession extension right, granted by such law, was classified as an intangible asset because it enables the plants to be used to generate revenues arising from sale of the energy produced for a period longer than the one specified in their original contracts. The intangible was measured at fair value at initial recognition. The asset is amortized using the straight-line method for the remaining period of the concession. For more details see Note 18.

f)	Intangible assets

Intangible assets are mainly comprised of the right provided in service concession contracts as described in topic (e) above as well as software. Intangible assets are stated at cost, less amortization, and any accumulated impairments when applicable. Amortization rates are shown in Note 18.

Any gain or loss arising on derecognition of an intangible asset, calculated as the difference between the net disposal proceeds and the carrying amount of the asset, is included in the statement of income when the asset is derecognized.

g)	Property, plant and equipment

Property, plant and equipment are stated at the cost, including deemed cost (upon initial application of IFRSs), decommissioning costs and capitalized borrowing costs, less accumulated depreciation and impairment, if there is.

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

Additionally, management revises, annually, the carrying amount of non-financial assets, for the purpose of assessing if there is any indication, such as events or changes in the economic, operational or technological conditions that an asset may be impaired. If any indication exists, or when annual impairment testing of an asset is required, the Company estimates the asset’s recoverable amount. The recoverable amount of an asset or cash generating unit is defined as the higher between its value in use and its fair value less costs to sell. When the carrying amount of an asset or cash generating unit exceeds its recoverable amount, an impairment loss is recognized, adjusting the carrying amount of the asset or cash generating unit to its recoverable amount.

i)	Employee benefits

The liability recorded in the consolidated statement of financial position related the Company’s retirement benefit pension plan obligations, is the greater of: (a) the amount to be paid in accordance with the terms of the pension plan for amortization of the actuarial obligations, and (b) the present value of the actuarial obligation, as calculated by a qualified actuary, less the fair value of the plan’s assets, and adjusted for unrecognized actuarial gains and losses. The actuarial valuation involves use of assumptions about discount rates, expected rates of return on assets, future salary increases, mortality rates and future increases in retirement and pension benefits. The assumptions are reviewed at each data base. For more information on the assumptions used, see Note 24.

Expenses related to the debt agreed upon with the pension trust fund were recorded in finance income (expenses), because they represent financial interest and inflation adjustment. Other expenses related to the pension fund were recorded as operating expenses.

Actuarial gains and losses arising as a result of changes in actuarial assumptions are recognized in other comprehensive income and shall not be reclassified to income statement in a subsequent period.

The past service cost, due change or withdrawal of the defined benefit plan, and the gain or loss on settlement of obligations, are determined by remeasurement of the net present value of the obligation, using the revised actuarial assumptions, and is recognized directly in the income statement for the year in which the change, withdrawal or settlement is made.

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

Deferred tax liabilities are recognized for all the inter-temporal tax differences. Deferred tax assets are recognized for all the temporary differences deductible and unused tax losses or unused tax credits, to the extent that it is probable that future taxable profit will be available for the temporary differences to be offset, except:

■	When the deferred tax (asset or liability) arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

■	In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.
■	In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.
F-36

These taxes are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred income tax and social contribution tax assets are reviewed at the reporting date, and are reduced to the extent that their realization is no longer probable or recognized to the extent that it becomes probable that future taxable profits will allow them to be recovered.

The Company offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

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

A disposal group qualifies as discontinued operation if it is a component of an entity that either has been disposed of, or is classified as held for sale, and:

■	represents a separate major line of business or geographical area of operations;
■	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
■	is a subsidiary acquired exclusively with a view to resale.

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

Revenues from the sale of energy are measured based on the energy supplied and the tariffs specified in the terms of the contract or in effect in the market. Revenues from supply of energy to final customers are recorded when the delivery has taken place. The billing is carried out monthly. Unbilled supply of energy, from the period between the last billing and the end of each month, is estimated based on the supply contracted and on the volume of energy delivered but not yet billed. In the case of the distribution concession contract, the unbilled revenue is estimated based on the volume of energy consumed and unbilled in the period. The supply is billed in monthly basis in accordance with the metering calendar in accordance with the sector’s regulations.

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

Revenues from supply of gas are recorded when the delivery has taken place, based on the volume measured and billed and the tariffs specified in the terms of the contract. The billing is carried out monthly. In addition, unbilled supply of gas, from the period between the last billing and the end of each month, is estimated based on the volume of gas delivered but not yet billed. Historically, the differences between the estimated amounts and the actual revenues recognized are not significant and are recorded in the following month.

Revenues from transmission concession services are recognized in the Statement of income monthly and include:

■	Construction revenue corresponds to the performance obligation to build the transmission infrastructure, recognized based on the satisfaction of performance obligation over time. They are measured based on the cost incurred, including PIS/Pasep and Cofins taxes over the total revenues and the profit margin of the project.
■	Operation and maintenance revenue corresponds to the performance obligation of operation and maintenance specified in the transmission concession contract, after termination of the construction phase. They are recognized when the services are rendered and the invoices for the RAPs are issued.
■	Interest revenue in the contract asset recognized, recorded as transmission concession gross revenue in statement income. Revenue corresponds to the significant financing component in the contract asset and is recognized by the linear effective interest rate method based on the rate determined at the beginning of the investments, which is not subsequently changed. Company’s average implicit rates is 6.86%. The rates are determined for each authorization and are applied on the amount to be received (future cash flow) over the life of contract. This includes financial updating by the inflation index specified for each transmission contract.

The services provided include charges for connection and other related services; the revenues are recognized when the services are rendered.

The profit margin on operation and maintenance of transmission infrastructure is determined based on the individual sale price of the service, based on available information costs incurred for the provision of services of operation and maintenance, on the value of the consideration that the entity expects to have the right in exchange for the services promised to the client, in cases where the Company’s transmission subsidiaries have the right, separately, to the remuneration for the activity of operation and maintenance, as per IFRS 15 – Revenue from contracts with clients.

The Resolution Aneel 729/2016 regulates the variable portion (‘Parcela Variável’ or ‘PV’), which is the pecuniary penalty applied by the grantor as a result of any unavailability’s or operational restrictions on facilities that are part of the National Grid and the surcharge corresponding to the pecuniary bonuses provided to concessionaries as an incentive to improve the transmissions facilities availability. The Company assessed the PV effects, based on historical data, and concluded that recognizing the occasional variable consideration arising from the PV estimated would not result in relevant account information. Therefore, for both situations described, it is recognized as an adjustment to revenue, either as an increase or a reduction of operation and maintenance revenue, when it occurs and the amount is deemed to be significant.

n)	Sales tax

Expenses and non-current assets acquired are recognized net of the amount of sales taxes when they are recoverable from the taxation authority.

o)	Finance income and expenses

Finance income is mainly comprised of interest income on funds invested, monetary adjustments on overdue receivables and interest income on other financial assets and liabilities. Interest income is recognized in the Statement of income using the effective interest method.

Finance expenses include interest expense on borrowings, and foreign exchange and monetary adjustments on borrowing costs of debt, financings and debentures. They also include the negative change in fair value on other financial assets and liabilities. Interest expense on the Company’s borrowings that is not capitalized is recognized in the Statement of income using the effective interest method.

p)	Cash dividends

A liability to pay a dividend is recognized when the distribution is authorized or is enforced by law or Company’s bylaws and the distribution is no longer at the discretion of the Company.

q)	Segment reporting

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

On 2021, the Company reassessed its operating segments and started disclosing its business segments of Trading, Holdings and Inter-segment Transactions, as a single segment. Due to the Company’s reassessment the corresponding information from previous years are being restated. More details see Note 5.

r)	Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a time in exchange for consideration. Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The contracts that contain a lease component are described in Note 19.

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

The year end of the financial statements of subsidiaries and jointly controlled entities is the same as Cemig’s year end. Accounting practices are applied uniformly in line with those used by Cemig.

The following subsidiaries are included in the consolidated financial statements:

Subsidiary (1)	Form of valuation	2021		2020
		Direct interest, %	Indirect interest, %	Direct interest, %	Indirect interest, %
Cemig Geração e Transmissão	Consolidation	100.00	—	100.00	—
Cemig Distribuição	Consolidation	100.00	—	100.00	—
Gasmig	Consolidation	99.57	—	99.57	—
Cemig Geração Distribuída	—	—	—	100.00	—
Cemig Sim	Consolidation	100.00	—	100.00	—
Centroeste	Consolidation	—	—	100.00	—

(1)	On November 24, 2021, an Extraordinary General Meeting of the Company approved an increase in its share capital, through subscription of the investment held in Centroeste, completing the corporate restructuring authorized by Cemig’s Board of Directors on February 12, 2021. Thus, this investee is no longer directly consolidated by the Company.

a)	Subsidiaries, jointly controlled and affiliated entities

The financial statements of subsidiaries are included in the consolidated financial statements as from the date on which control is obtained, until the date on which control ceases. The assets, liabilities and profit (loss) of the subsidiaries are consolidated using full consolidation. The accounting policies of the subsidiaries and jointly controlled entities are aligned with the policies adopted by the Company.

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

Jointly controlled and affiliated entities are accounted for under the equity method.

b)       Consortia

The Company recognizes the proportional interest in the consortium operations assets, liabilities and expenses as well as in the sale of the energy produced by them since these investments are considered to be ‘joint operations’ in accordance with the requirements of IFRS 11.

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

4.	CONCESSIONS AND AUTHORIZATIONS

Cemig, through its subsidiaries, holds the following concessions or authorizations:

	Company holding concession or authorization	Concession or authorization contract	Expiration date *
POWER GENERATION

Hydroelectric plants
Emborcação (1) (2)	Cemig GT	07/1997	07/2025
Nova Ponte (1) (2)	Cemig GT	07/1997	07/2025
Santa Luzia (1)	Cemig GT	07/1997	02/2026
Sá Carvalho (1)	Sá Carvalho	01/2004	12/2024
Rosal (1)	Rosal Energia	01/1997	05/2032
Machado Mineiro (1) Salto Voltão (1) Salto Paraopeba (1) Salto do Passo Velho (1)	Horizontes Energia	Resolution 331/2002	07/2025 10/2030 10/2030 10/2030
PCH Pai Joaquim (1)	Cemig PCH	Authorizing Resolution 377/2005	04/2032
Irapé (1)	Cemig GT	14/2000	02/2035
Queimado (Consortium) (1)	Cemig GT	06/1997	01/2033
Rio de Pedras (1)	Cemig GT	02/2013	09/2024
Poço Fundo (1) (7)	Cemig Geração Poço Fundo	01/2021	08/2045
São Bernardo (1)	Cemig GT	02/2013	08/2025
Três Marias (3)	Cemig Geração Três Marias	08/2016	01/2046
Salto Grande (3)	Cemig Geração Salto Grande	09/2016	01/2046
Itutinga (3)	Cemig Geração Itutinga	10/2016	01/2046
Camargos (3)	Cemig Geração Camargos	11/2016	01/2046
Coronel Domiciano, Joasal, Marmelos, Paciência and Piau (3)	Cemig Geração Sul	12/2016 and 13/2016	01/2046
Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras (3)	Cemig Geração Leste	14/2016 and 15/2016	01/2046
Cajurú, Gafanhoto and Martins (3)	Cemig Geração Oeste	16/2016	01/2046

Wind power plants
Central Geradora Eólica Praias de Parajuru (4)	Parajuru	Resolution 526/2002	09/2032
Central Geradora Eólica Volta do Rio (4)	Volta do Rio	Resolution 660/2001	01/2031

POWER TRANSMISSION
National grid (5)	Cemig GT	006/1997	01/2043
Substation — SE Itajubá (5)	Cemig GT	79/2000	10/2030
Furnas — Pimenta — Transmission line (5)	Centroeste	004/2005	03/2035

ENERGY DISTRIBUTION (6)	Cemig D	002/1997 003/1997 004/1997 005/1997	12/2045

GAS DISTRIBUTION (6)	Gasmig	State Law 11,021/1993	01/2053

*	The concession contract that were eligible for extension of the concession grant as a result of the renegotiation of hydrological risk (GSF) await a call from Aneel for signature of the amendment; and the eligible plants for which the grants were given by authorizing resolution await reformulation of those acts to contain the new dates. More details see Note 18.
(1)	Generation concession contracts that are not within the scope of IFRIC 12, whose infrastructure assets are recorded as PP&E since the concession grantor does not have control over whom the service is provided to as the output is being sold mainly in the Free Market (‘ACL’).
(2)	On July 17, 2020, Cemig GT filed a statement of its interest in extending these plants concession, under the independent producer regime, outside the regime of quotas, to ensure its right of option under the legislative changes currently under discussion, relating to the group of measures to modernize the electricity sector. Any actual decision will only be made after publication by the Brazilian Mining and Energy Ministry and by the grantor, Aneel, of the conditions for extension, which will be submitted to decision by Cemig’s governance bodies at the due time.
(3)	Generation concession contracts within the scope of IFRIC 12, under which Cemig has the right to receive cash and therefore, recognizes a concession financial assets.
(4)	This refers to concessions, given by the process of authorization, for generation, as an independent power producer, of wind power, sold under the Proinfa program. The assets tied to the right of commercial operation are recorded in PP&E. The rights of authorization of commercial operation that are classified as an Intangible.
(5)	These refer to transmission concession contracts, for which a contract asset was recognized upon the application of IFRS 15, for being subject to satisfaction of performance obligations.

(6)	Concession contracts that are within the scope of IFRIC 12 and under which the concession infrastructure assets are recorded under the intangible and financial assets bifurcation model, and in compliance with IFRS 15, the infrastructure under construction has been classified as a contract asset. On August 5, 2021, Gasmig was informed by an Official Letter from the Minas Gerais State Economic Development Department: (i) that the date of closing of the present tariff cycle had been brought forward to December 31, 2021; and (ii) of the start of the process of Periodic Tariff Review, which will take into account previously decided methodology, based on fundamental criteria such as clients’ profile, costs of operation and investments.
(7)	Aneel approved, through Authorizing Resolution n. 9.735, on February 23, 2021, the transfer of the concession contract from Cemig GT to Cemig Poço Fundo. This transfer was formally agreed on April 16, 2021, resulting in a new contract (01/2021).

On December 6, 2019, Aneel suspended Igarapé Plant commercial operation upon Cemig GT’s claim for early termination of its concession contract, and, as a result, the corresponding assets were written-off from Cemig GT’s financial statement position. In February, 2021, the Thermal Plant Igarapé concession of was extinct by the Brazilian Mining and Energy Ministry, in consideration of the termination request submitted by Cemig GT.

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

Schedule of concession and amount to be paid

Project	Nominal value in 2021	Present value in 2021	Period of the concession	Updating indexer
Irapé	42	21	03/2006 – 02/2035	IGPM
Queimado (Consortium)	12	6	01/2004 – 12/2032	IGPM

The contracts for three Small Hydro Plants (SHPs) — Luiz Dias, Salto Morais and Xicão — with installed capacity of 1,620kW, 2,394kW and 1,808kW, respectively, were extinguished by Aneel at Cemig GT’s request, by authorizing resolutions of October 13, 2020, without reversion of assets, for further register as small hydropower plant with intalled capacity lower than 5MW (so-called ‘Central Geradora Hidrelétrica — CGH’ under Brazillian law), under the legislation and regulations. Cemig GT continues to operate these plants. The concession for the Salto Morais Plant was terminated in July 2020, and since its power is lower than 5 MW, its commercial operation rights were converted into registration, which does not require a concession grant or authorization.

Cemig generate energy from nine hydroelectric plants that have the capacity of 5MW or less, including those mentioned in the previous paragraph — having a total installed capacity of 11.53MW, and thus under Law 9,074/95, these are dispensed from concession, permission or authorization, and do not have a final concession date.

The concessions fees are paid monthly to the grantor for an amount that changes over time. These payments are recorded as an intangible asset, representing a right to operate the concession and to charge users through the concession period, they are recorded as from the date of signature of the contracts at the present value of the future payment obligations.

The amounts paid to the grantor in 2021, the nominal value and the present value of the amounts to be paid in the next 12 months, are as follows:

Project	Interest, %	Amounts paid in 2021	Amounts to be paid in the next 12 months
Irapé	100.00	3	3
Queimado (Consortium)	82.50	1	1
(*)	Under Aneel Resolution 467/2011 the power plants with total installed generation capacity of 1 to 50 MW must pay Aneel for five years, starting on the date that the concession contract is signed.

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

The Company is not subject to make any payments to the grantor in order to operate the concessions but is has to comply with certain quality standards and make infrastructure investments.

The concession contracts and the Brazilian legislation establish a mechanism of maximum prices that allows for three types of adjustments to tariffs: (i) an annual tariff adjustment; (ii) periodic review of tariffs; and (iii) extraordinary reviews.

Each year the Company has the right to request for the annual adjustment, the purpose of which is to be compensated the effects of inflation on the tariffs, and to allow for certain changes in costs that are outside the Company’s control to be passed through to customers — for example the cost of energy purchased for resale and sector charges including charges for the use of the transmission and distribution facilities.

Also, the grantor performs a Periodic Review of tariffs every five years, which aims to adjust due to changes in the Company’s costs, and to establish a factor based on scale gains, which will be applied in the annual tariff adjustments, for the purpose of sharing such gains with the Company’s customers.

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

The principal characteristics and terms of the Amendment are as follows:

■	The annual tariff adjustment will occur on May 28 of each year, according the rules set for in Clause 6 of the Amendment will be applied.
■	Limitation of in the distribution of dividends and/or payment of Interest on Equity to the minimum established by law, in the envent of non-compliance with the annual indicators for outages (DECi and FECi) for two consecutive years, or three times in a period of five years, until the regulatory parameters are restored.
■	There is a requirement for injections of capital from the controlling shareholder in an amount sufficient to meet the minimum conditions for economic and financial sustainability.

■	Subject to the compliance of efficiency criteria related to continuity of supply and the economic and financial management to guarantee the concession’s operations, being assured the right to a full defense and the right to appeal, as: (i) for five years starting January 1, 2016, any non-compliance for two consecutive years, or non-compliance with any of the conditions at the end of five years, will result in cancelation of the concession contract; (ii) starting January 1, 2021, any non-compliance for three consecutive years with the criteria of efficiency in continuity of supply, or for two consecutive years with the criteria of efficiency in economic and financial management, will result in proceedings to establish expiration of the concession.

The criteria of efficiency in economic and financial management are as follows:

■	Operational cash generation (–) QRR[1] (–) interest on the debt[2] ≥ 0;
■	Ebitda [3] ≥ 0 (by the end of 2017, maintained in 2018, 2019 and 2020);
F-47

■	[Ebitda (–) QRR] ≥ 0 (by the end of 2018, maintained in 2019 and 2020);
■	{Net debt4 / [Ebitda (–) QRR]} ≤ 1 / (80% of the Selic rate) (by the end of 2019); and,
■	{Net debt / [Ebitda (–) QRR]} ≤ 1 / (111% of the Selic rate) (by the end of 2028).

1.     QRR = ‘Regulatory reintegration quota’, or Regulatory depreciation expense.

2.     Net debt x 111% of the Selic rate.

3.     Calculated according to the method defined by the grantor (Aneel), contained in distribution concession contract.

4.     Gross debt, less financial assets.

Cemig D was in compliance with above criteria of efficiency as of December 31, 2021 and 2020.

Gas distribution concessions

The concessions for distribution of natural gas are granted by each Brazilian state. In the state of Minas Gerais, the tariffs for natural gas are set by the grantor, the State’s Economic Development Secretariat, by market segment. The tariffs is comprised of a portion for the cost of gas and a portion for the distribution of gas. Each quarter the tariffs are adjusted to pass through the cost of gas, and once a year they are adjusted to update the portion allocated to cover the costs relating to the provision of the distribution service — remuneration of invested capital and to cover all the operating, commercial and administrative expenses of the concession holder.

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

In 2021, the Executive Board started assesing the performance of the energy trading segmentseparately and to make decisions in relation to the allocation of resources to such segment. This change in the separation of details by operational segment as disclosed by the Company arises from the increased importance of the activity of this segment in the energy market for complying with and maintaining the Company’s contractual obligations, especially after the reduction of the Company’s own generation capacity. The energy trading segment, includes the purchase and sale of energy in the free and regulated markets, and the activities related to trading such energy, including transactions on the Power Trading Exchange (CCEE).

In a further the results of affiliates and jointly controlled companies whose management is the responsibility of the Equity Management Board (‘CemigPar’) as a single segment, evaluating Cemig’s non-controlling shareholdings, in line with the Company’s business strategies. The main aim of separation of this segment is to monitor compliance with the targets established by these companies, to ensure sustainability and maximization of their return for the company. The results of the subsidiaries Gasmig and Cemig Sim are also included in this segment, since their management and analysis of performance, too, is linked to the CemigPar management unit (the office of the Chief Officer for Holdings).

Thus, in 2021, the segment information is disclosed separately into the following 5 reportable segments:

Generation: Comprise production of energy from hydroelectric and wind facilities.

Transmission: Comprise construction, operation and maintenance of transmission lines and substations.

Trading: Comprise commercialization of energy and provision of related services. As per Note 26(g), in the third quarter of 2021 the Company began the process of segregation of the commercialization business, with partial transfer from Cemig GT to the Company. There was no change in the Company’s corporate strategy of serving the market with the purpose of energy delivery to its clients.

Distribution: Comprise provision of energy distribution services, including operation and maintenance of the related infrastructure and services.

Investees: Comprise management of the equity interests in which the company does not have shareholding control, in line with the Company’s business strategies. The results of the subsidiaries Gasmig and Cemig Sim are also included in this segment, since their management, too, is linked to the CemigPar management unit (the office of the Chief Officer for Holdings).

Transfer of energy from the generation activity to the trading activity comprises a transaction between segments, since it consists of obtaining of revenue from the sale of energy generated, and costs for purchase of energy to be traded — these are measured at sale prices estimated in accordance with criteria based on the Company’s model for management of these businesses, using market prices as a reference.

In 2021, the Company reassessed its operating segments and started disclosing the segments of Trading, Investees and Inter-segment Transactions, as a single segment. Due to this Company’s reassessment the corresponding information from previous years are being restated.

INFORMATION BY SEGMENT AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2021
ACCOUNT/DESCRIPTION	ENERGY				INVESTEES	TOTAL	INTER SEGMENT TRANSACTIONS (1)	RECONCILIATION (2) (3)	TOTAL
	GENERATION	TRANSMISSION	TRADING	DISTRIBUTION
NET REVENUE	2,921	1,094	6,430	22,345	2,858	35,648	(1,575)	(427)	33,646

COST OF ENERGY, GAS AND CHARGES FOR USE OF THE NATIONAL GRID	(795)	—	(5,735)	(14,853)	(2,011)	(23,394)	1,575	370	(21,449)

OPERATING COSTS AND EXPENSES (3)
Personnel	(149)	(115)	(20)	(847)	(109)	(1,240)	—	—	(1,240)
Employees’ and managers’ profit sharing	(14)	(14)	(3)	(94)	(9)	(134)	—	—	(134)
Post-employment obligations	(5)	3	(1)	19	(32)	(16)	—	—	(16)
Materials, outsourced services and others expenses (revenues)	(209)	(94)	(14)	(1,524)	(165)	(2,006)	—	57	(1,949)
Depreciation and amortization	(254)	(3)	(1)	(683)	(108)	(1,049)	—	—	(1,049)
Operating provisions and impairment	(20)	(12)	(14)	(198)	(120)	(364)	—	—	(364)
Construction costs	—	(184)	—	(1,802)	(50)	(2,036)	—	—	(2,036)
Total cost of operation	(651)	(419)	(53)	(5,129)	(593)	(6,845)	—	57	(6,788)

OPERATING COSTS AND EXPENSES	(1,446)	(419)	(5,788)	(19,982)	(2,604)	(30,239)	1,575	427	(28,237)

Periodic tariff review, net	—	215	—	—	—	215	—	—	215
Renegotiation of hydrological risk (Law 14,052/20), net	1,032	—	—	—	—	1,032	—	—	1,032
Gains arising from the sale of non-current asset held for sale	—	—	—	—	109	109	—	—	109
Equity in earnings of unconsolidated investees, net	54	—	—	—	128	182	—	—	182
Result of business combination	—	4	—	—	—	4	—	—	4

OPERATING INCOME BEFORE FINANCE INCOME (EXPENSES)	2,561	894	642	2,363	491	6,951	—	—	6,951
Finance net income (expenses)	(758)	(395)	15	(7)	(1,107)	(2,252)	—	—	(2,252)
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAX	1,803	499	657	2,356	(616)	4,699	—	—	4,699
Income tax and social contribution tax	(409)	(78)	(224)	(655)	420	(946)	—	—	(946)
NET INCOME FOR THE YEAR	1,394	421	433	1,701	(196)	3,753	—	—	3,753
Equity holders of the parent	1,394	421	433	1,701	(198)	3,751	—	—	3,751
Non-controlling interests	—	—	—	—	2	2	—	—	2

(1)	The only inter-segment transactions are from the generation to the trading segment, as explained above.
(2)	The reconciliation between the published amounts for the segments and the accounting information on revenue and costs indicates the transactions between the consolidated companies (eliminations).
(3)	The information on operational costs and expenses separated by type is segregated in accordance with the internal business model, which has immaterial differences in relation to the accounting information.
F-51

INFORMATION BY SEGMENT AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020 (RESTATED)
ACCOUNT/DESCRIPTION	ENERGY				INVESTEES	TOTAL	INTER SEGMENT TRANSACTIONS (1)	RECONCILIATION (2) (3)	TOTAL
	GENERATION	TRANSMISSION	TRADING (1)	DISTRIBUTION
NET REVENUE	2,589	778	5,382	16,512	1,673	26,934	(1,324)	(382)	25,228

COST OF ENERGY, GAS AND CHARGES FOR USE OF THE NATIONAL GRID	(528)	—	(5,027)	(9,960)	(1,083)	(16,598)	1,324	332	(14,942)

OPERATING COSTS AND EXPENSES
Personnel	(170)	(102)	(16)	(886)	(102)	(1,276)	—	—	(1,276)
Employees’ and managers’ profit sharing	(16)	(14)	(2)	(93)	(17)	(142)	—	—	(142)
Post-employment obligations	(42)	(38)	(6)	(297)	(55)	(438)	—	—	(438)
Materials, outsourced services and others expenses (revenues)	(178)	(65)	(11)	(1,327)	(110)	(1,691)	—	50	(1,641)
Depreciation and amortization	(205)	(5)	(1)	(668)	(110)	(989)	—	—	(989)
Operating provisions and impairment	(32)	7	(1)	(274)	(123)	(423)	—	—	(423)
Construction costs	—	(147)	—	(1,384)	(50)	(1,581)	—	—	(1,581)
Total cost of operation	(643)	(364)	(37)	(4,929)	(567)	(6,540)	—	50	(6,490)

OPERATING COSTS AND EXPENSES	(1,171)	(364)	(5,064)	(14,889)	(1,650)	(23,138)	1,324	382	(21,432)

Periodic tariff review, net	—	502	—	—	—	502	—	—	502
Fair value of business combination	—	51	—	—	—	51	—	—	51
Equity in earnings of unconsolidated investees, net	11	—	—	—	346	357	—	—	357

OPERATING INCOME BEFORE FINANCE INCOME (EXPENSES)	1,429	967	318	1,623	369	4,706	—	—	4,706
Finance expenses	(322)	(152)	21	22	(474)	(905)	—	—	(905)
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAX	1,107	815	339	1,645	(105)	3,801	—	—	3,801
Income tax and social contribution tax	(308)	(222)	(81)	(430)	105	(936)	—	—	(936)
NET INCOME FOR THE YEAR	799	593	258	1,215	—	2,865	—	—	2,865
Equity holders of the parent	799	593	258	1,215	(1)	2,864	—	—	2,864
Non-controlling interests	—	—	—	—	1	1	—	—	1

(1)	The only inter-segment transactions are from the generation to the trading segment, as explained above.
(2)	The reconciliation between the published amounts for the segments and the accounting information on revenue and costs indicates the transactions between the consolidated companies (eliminations).
(3)	The information on operational costs and expenses separated by type is segregated in accordance with the internal business model, which has immaterial differences in relation to the accounting information.
F-52

INFORMATION BY SEGMENT AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2019 (RESTATED)
ACCOUNT/DESCRIPTION	ENERGY				INVESTEES	TOTAL	INTER SEGMENT TRANSACTIONS (1)	RECONCILIATION (2) (3)	TOTAL
	GENERATION	TRANSMISSION	TRADING (1)	DISTRIBUTION
NET REVENUE	3,755	934	4,595	15,919	2,054	27,257	(1,409)	(362)	25,486

COST OF ENERGY AND GAS	(658)	—	(4,801)	(8,975)	(1,436)	(15,870)	1,409	313	(14,148)

OPERATING COSTS AND EXPENSES
Personnel	(164)	(113)	(19)	(869)	(107)	(1,272)	—	—	(1,272)
Employees’ and managers’ profit sharing	(24)	(27)	(5)	(183)	(24)	(263)	—	—	(263)
Post-employment obligations	(34)	(38)	(7)	(277)	(52)	(408)	—	—	(408)
Materials, outsourced services and others expenses (revenues)	(170)	(67)	(14)	(1,375)	(247)	(1,873)	—	49	(1,824)
Depreciation and amortization	(212)	(3)	—	(652)	(91)	(958)	—	—	(958)
Operating provisions and impairment	(271)	(72)	(10)	(1,103)	(945)	(2,401)	—	—	(2,401)
Construction costs	—	(221)	—	(936)	(43)	(1,200)	—	—	(1,200)
Total cost of operation	(875)	(541)	(55)	(5,395)	(1,509)	(8,375)	—	49	(8,326)

OPERATING COSTS AND EXPENSES	(1,533)	(541)	(4,856)	(14,370)	(2,945)	(24,245)	1,409	362	(22,474)

Periodic tariff review, net	23	4	—	—	98	125	—	—	125
Dividends declared by investee classified as held for sale	—	73	—	—	—	73	—	—	73

OPERATING INCOME BEFORE FINANCE INCOME (EXPENSES)	2,245	470	(261)	1,549	(793)	3,210	—	—	3,210
Finance expenses	113	98	10	902	237	1,360	—	—	1,360
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAX	2,358	568	(251)	2,450	(555)	4,570	—	—	4,570
Income tax and social contribution tax	(641)	(112)	150	(806)	(191)	(1,600)	—	—	(1,600)
DISCONTINUED OPERATIONS
Net income after tax from discontinued operations	—	—	—	—	224	224	—	—	224
NET INCOME FOR THE YEAR	1,717	456	(101)	1,644	(522)	3,194	—	—	3,194
Equity holders of the parent
Net income from continuing operations	1,717	456	(101)	1,644	(747)	2,969	—	—	2,969
Net income from discontinued operations	—	—	—	—	224	224	—	—	224
Net income for the year attributed to equity holders of the parent	1,717	456	(101)	1,644	(523)	3,193	—	—	3,193
Non-controlling interests
Net income from continuing operations	—	—	—	—	1	1	—	—	1

(1)	The only inter-segment transactions are from the generation to the trading segment, as explained above.
(2)	The reconciliation between the published amounts for the segments and the accounting information on revenue and costs indicates the transactions between the consolidated companies (eliminations).
(3)	The information on operational costs and expenses separated by type is segregated in accordance with the internal business model, which has immaterial differences in relation to the accounting information.

The information for assets by segment is not presented, because this is not part of the information made available to the Company’s management.

6.	CASH AND CASH EQUIVALENTS

	2021	2020
Bank accounts	117	93
Cash equivalents
Bank deposit certificates (CDBs) (1)	625	1,416
Overnight (2)	81	171
Others	2	—
	708	1,587
	825	1,680

(1)	Bank Deposit Certificates (CDBs), accrued interest at 70% to 109%, of the CDI Rate (Interbank deposit rates) published by the Custody and Settlement Chamber (Cetip) in 2021 (50% to 108% in 2020). For these CDBs, the Company has repo transactions which state, on their trading notes, the bank’s commitment to repurchase the security, on demand, on the maturity date of the transaction, or earlier.
(2)	Overnight transactions are repos available for redemption on the following day. They are usually backed by Treasury Bills, Notes or Bonds and referenced to a pre-fixed rate of 8.87% to 9.14% in 2021 (1.89%, in 2020). Their purpose is to settle the short-term obligations of the Company, or to be used in the acquisition of other assets with better return to replenish the portfolio.

Note 31 provides information in relation to the exposure of the Company to interest rate risks, and a sensitivity analysis of their effects on financial assets and liabilities.

7.	MARKETABLE SECURITIES

	2021	2020
Investments
Current
Bank deposit certificates (CDBs) (1)	101	545
Financial Notes (LFs) — Banks (2)	1,417	2,074
Treasury Financial Notes (LFTs) (3)	178	731
Others	28	10
	1,724	3,360
Non-current
Financial Notes (LFs) — Banks (2)	348	730
Debentures (4)	5	25
Others	1	10
	354	765
	2,078	4,125

(1)	Bank Deposit Certificates (CBDs), accrued interest at 107.24% of the CDI Rate (Interbank deposit rates) published by the Custody and Settlement Chamber (Cetip) in 2021 (106% to 110% in 2020).
(2)	Bank Financial Notes (Letras Financeiras, or LFs) are fixed-rate fixed-income securities, issued by banks and that accrued interest a percentage of the CDI rate published by Cetip. The LFs had remuneration rates varying between 105% and 130% of the CDI rate in 2021 (99.5% and 130% in 2020).
(3)	Treasury Financial Notes (LFTs) are fixed-rate securities, their yield follows the daily changes in the Selic rate between the date of purchase and the date of maturity. The LFTs had remuneration rates varying between 9.12% and 9.50% in 2021 (1.86% and 1.90% in 2020).
(4)	Debentures are medium and long term debt securities, which give their holders a right of credit against the issuing company. The debentures have remuneration varying from TR+1% to 109% of the CDI Rate in 2021 (TR+1% to 109% of CDI in 2020).

Note 31 provides a classification of these marketable securities. Investments in marketable securities of related parties are shown in Note 30.

8.	RECEIVABLES FROM CUSTOMERS, TRADERS AND CONCESSION HOLDERS

	Balances not yet due	Up to 90 days past due	More than 91 up to 360 days past due	More than 361 days past due	2021	2020

Billed supply	1,765	720	455	470	3,410	3,125
Unbilled supply	930	—	—	—	930	1,145
Other concession holders — wholesale supply	20	30	1	1	52	50
Other concession holders — wholesale supply, unbilled	265	—	—	—	265	260
CCEE (Power Trading Chamber)	72	96	—	1	169	210
Concession Holders — power transport	63	16	13	78	170	161
Concession Holders — power transport, unbilled	319	—	—	—	319	295
(–) Provision for doubtful receivables	(201)	(35)	(88)	(509)	(833)	(712)
	3,233	827	381	41	4,482	4,534

Current assets					4,430	4,373
Non-current assets					52	161

The Company’s exposure to credit risk related to customers and traders is provided in Note 31.

The provision for expected credit losses of accounts receivable is considered to be sufficient to cover any potential losses in the realization of accounts receivable, and the breakdown by type of customers is as follows:

	2021	2020
Residential	221	110
Industrial	185	188
Commercial, services and others	220	190
Rural	34	30
Public authorities	45	83
Public lighting	2	2
Public services	38	35
Charges for use of the network (TUSD)	88	74
	833	712

Considering the pandemic effects on levels of delinquency and the emergence of new factors such as the vaccination progress in the country, mutations of the virus, and changes in government support policy, the Company, taking into account the changes in 2020 and 2021, believes that the current assumptions represent its best estimate, at this moment, for expected losses on doubtful receivables for the year ended on December 31, 2021.

On July 31, 2020 Cemig D filed an application to the tax authority of State of Minas Gerais to offset debts for energy consumption and service owed by the direct and indirect administrations of Minas Gerais State, using amounts of ICMS tax payable, under Article 3 of Minas Gerais State Decree 47,908/2020, which regulated State Law 47,891/2020.  The debts from the State of Minas Gerais that qualify for offset are those past due on June 30, 2019, an amount of R$222. Following ratification by the State Finance Secretary and formalization of the Debt Recognition Agreement, occurred on March 31, 2021, offsetting began in April 2021. Up to December 31 2021, 9 (nine) out of 21 (twenty-one) installments, in the amount of R$11 each were offset, remaining outstanding R$127. The offsetting is expected to occur on monthly basis, in this amount, up to December 2022.

Changes in the provision for expected credit losses of accounts receivable in 2021, 2020 and 2019 are as follows:

Balance at December 31, 2018	751
Additions, net	238
Disposals	(179)
Balance at December 31, 2019	810
Additions, net	146
Disposals	(244)
Balance at December 31, 2020	712
Additions, net (Note 28)	144
Disposals	(23)
Balance at December 31, 2021	833

9.	RECOVERABLE TAXES

	2021	2020
Current
ICMS (VAT)	113	97
PIS/Pasep (a) (b)	329	311
Cofins (a) (b)	1,508	1,426
Others	19	16
	1,969	1,850
Non-current
ICMS (VAT) (b)	342	257
PIS/Pasep (a)	316	588
Cofins (a)	1,339	2,594
Others	—	3
	1,997	3,442
	3,966	5,292

a)	Pis/Pasep and Cofins taxes credits over ICMS

On May 8, 2019, the Company and its subsidiaries Cemig D and Cemig GT obtained a final unappealable ruling recognizing their right to exclude the ICMS amounts from the calculation basis of PIS/Pasep and Cofins taxes, as from five years prior to the action initial filing– that is, from July 2003.

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

The Company, in addition of the ability of receiving the credits through ‘precatórios’ letters of credit, has begun to assess the possibility of credits administrative qualification, under which they will be able to be offset against federal taxes generated by the holding company’s activity.

On May 12, 2020, the Brazilian tax authority (Receita Federal) granted the Company’s request for approval of the credits of PIS/Pasep and Cofins taxes arising from the legal action on which final judgment occurred in 2019, subject to no further appeal. Since May 2020, Cemig D and Cemig GT are offsetting the amount receivable against amounts of federal taxes payable on a monthly basis, within the five-year statute of limitations period.

On May 13, 2021 the Brazilian Federal Supreme Court (‘STF’) ruled on the motion for clarification filed by the federal government, modulating the effects of the decision that ICMS tax (paid or payable) is not part of the base amount for calculation of the PIS, Pasep and Cofins taxes. The court ruled that only those who filed legal actions claiming this judgment on or before March 15, 2017 (date on which the argument was established) should have the right to reimbursement of the tax unduly paid, excluding legal and administrative actions filed after that date and before the date on which the judgment was given. Thus the changes made by the Supreme Court in the effects of the judgment do not affect the credits recognized by the Company. Further, the new ruling decided that the amounts of ICMS tax to be excluded from the basis for calculation of PIS/Pasep and Cofins taxes should be the ICMS tax stated on invoices this is in agreement with the criterion adopted by the Company for the actions which there is no further appeal. The Company recognized an increase of R$18 in the PIS/Pasep and Cofins recoverable amount, referring to the periods in which the Company excluded the ICMS tax paid from these taxes basis of calculation, instead of the ICMS tax stated on invoices.

Based on the opinion of its legal advisors, the Company believes that a portion of the tax credits to be received by Cemig D should be reimbursed to its customers, considering a maximum period for calculation of the reimbursement of 10 years. Thus, Cemig D has also recorded a liability corresponding to the total amount of the tax credits comprising the period of the last 10 years, from June 2009 to May 2019, net of PIS/Pasep and Cofins taxes over monetary updating.

Considering the modulation of effects derived from STF, the subsidiary Gasmig recognized, in the second quarter of 2021, the PIS/Pasep and Cofins taxes credits totaling R$220, updated at December 31, 2021 is R$225. In the absence of a final judgment by the courts, Gasmig recorded a liability corresponding to the amounts to be reimbursed to its customers considering a 10-year period, from the date of the year end period.

For more information about the amounts to be refunded by Cemig D and Gasmig to customers, see Note 21.

The Company carries current asset and non-current asset in the amounts of R$1,826 and R$1,651, respectively, corresponding to the tax credits of PIS/Pasep and Cofins over ICMS, with updating by the Selic rate to the date of their actual offsetting.

In 2021, credits of PIS/Pasep and Cofins taxes were offset against payable federal taxes in the amount of R$1,786 (R$1,275 on 2020).

b)	Other recoverable taxes

The ICMS (VAT) credits, reported in non-current assets, arise mainly from acquisitions of property, plant and equipment, and intangible assets, and can be offset against taxes payable in the next 48 months. The transfer to non-current is made in accordance with management’s best estimate of the amounts which will likely be realized in 12 months after these financial statements reporting date.

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

	2021	2020
Income tax	763	698
Social contribution tax	251	247
	1,014	945

Current	699	598
Non-current	315	347

The balances of income tax and social contribution tax posted in non-current assets arise from advanced payments required by tax law and withholding taxes, which the expectation of offsetting is greater than 12 months.

On September 24, 2021, the Brazilian Federal Supreme Court decided, unanimously, that the incidence of income tax and social contribution tax on the indexation charges applying Selic interest rate over undue paid taxes is unconstitutional. Since this is a constitutional decision with general repercussion, the Company is awaiting the final judgment, which is pending on eventual motions for clarification, and the result of any modulation, before assessing and recognizing any potential effects of the decision, since there is no legal action on this subject.

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

F-58

	2021		2020
Current
Income tax		147		108
Social contribution tax		43		32
	190		140

c)	Deferred income tax and social contribution tax

The Company has deferred taxed assets and liabilities from unused tax loss carryforwards, negative base for the social contribution tax, and deductible temporary differences, at the statutory rates applicable to each legal entity in Brazil of 25% (for Income tax) and 9% (for the social contribution tax), as follows:

	2021	2020	2019
Deferred tax assets
Tax loss carryforwards	807	401	116
Provisions for contingencies	542	538	544
Impairment on investments	244	640	660
Fair value of derivative financial instruments (PUT SAAG)	216	182	164
Post-employment obligations	1,981	2,168	2,090
Estimated provision for doubtful receivables	315	256	283
Others	150	138	171
Total	4,255	4,323	4,028

Deferred tax liabilities
Deemed cost	(219)	(225)	(232)
Acquisition costs of equity interests	(466)	(486)	(503)
Borrowing costs capitalized	(165)	(169)	(166)
Adjustment to expectation of cash flow – Concession assets	(245)	(242)	(247)
Revenues arising from transmission contract asset	(895)	(768)	(624)
Adjustment to fair value: Swap/Gains	(412)	(1,002)	(575)
Updating on escrow deposits	(7)	(6)	(5)
Reimbursement of costs – GSF	(319)	—	—
Others	(24)	(12)	(16)
Total	(2,752)	(2,910)	(2,368)
Total, net	1,503	1,413	1,660

Total assets	2,465	2,453	2,430
Total liabilities	(962)	(1,040)	(770)

The changes in deferred income tax and social contribution tax were as follows:

Consolidated
Balance at December 31, 2018	1,344
Effect allocated to other comprehensive income	544
Effects allocated to net profit from continuing operations	(145)
Effects allocated to net profit from discontinuing operations (note 34)	(85)
Others	2
Balance at December 31, 2019	1,660
Effects allocated to net profit from continuing operations	(252)
Effect allocated to other comprehensive income	4
Others	1
Balance at December 31, 2020	1,413
Effect allocated to other comprehensive income	(102)
Effects allocated to net profit from continuing operations	210
Deferred taxes arising from shareholding reorganization	(16)
Others	(2)
Balance at December 31, 2021	1,503

The estimated taxable profits forecast, on which the realization of deferred tax assets are based, are determined by the annual budget and the long-term budget, both reviewed periodically, and by the historical profit. However, the taxable profit may be either higher or lower than the evaluation used by the management when the amount of the deferred tax recognized was determined.

Based on Company and its subsidiaries’ estimates, it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. The Company estimated that the balance of deferred tax asset as of December 31, 2021 will be recovered, as follows:

Consolidated
2022	717
2023	583
2024	662
2025	507
2026	481
2027 to 2029	845
2030 to 2031	460
4,255

d)	Reconciliation of income tax and social contribution tax effective rate

This table reconciles the statutory income tax (rate 25%) and social contribution tax (rate 9%) with the current income tax expense in the Statement of income:

	2021	2020
Profit before income tax and social contribution tax	4,699	3,800
Income tax and social contribution tax — nominal expense (34%)	(1,597)	(1,292)
Tax effects applicable to:
Gain in subsidiaries by equity method	6	93
Interest on Equity	325	188
Tax incentives	63	39
Effects from subsidiaries taxed based on gross revenues	146	97
Non-deductible penalties	(23)	(25)
Impairment of accounts receivable from related parties	—	(13)
Income arising from the Light sale	154	—
Others	(20)	(23)
Income tax and social contribution tax — effective expense	(946)	(936)

Current tax	(1,156)	(684)
Deferred tax	210	(252)
	(946)	(936)
Effective rate	20.12%	24.62%

11.	ACCOUNTS RECEIVABLE FROM THE STATE OF MINAS GERAIS

The Company has accounts receivable from the State of Minas Gerais, arising from return of an administrative deposit made for a dispute on the rate of inflation and other adjustment to be applied to an advance for future capital increase (‘AFAC’), made in prior years, which was the subject of a debt recognition agreement. The agreement provided for payment by the Minas Gerais State in 12 consecutive monthly installments, each updated by the IGP–M index up to the date of actual payment, the first to become due on November 10, 2017. The agreement states that, in the event of late payment or default by the State in payment of the agreed consecutive monthly installments, Cemig is authorized to retain dividends or Interest on Equity distributable to the State in proportion to the State’s equity interest, for as long as the arrears and/or default continues.

However, the State of Minas Gerais government is contesting the Debt Recognition Agreement (‘TARD’) signed, in the previous years, once it believes that it was signed without obeying the legal requirements for validity of administrative acts and has notified Cemig to reimburse the 2 installments previously settled, and also the dividends retained, totaling R$299.

To solve the issue through a negotiated solution, the dispute on the TARD was submitted to the Chamber of Administrative Prevention and Resolution of Conflicts (‘Câmara de Prevenção e Resolução Administrativa de Conflitos’ — CPRAC) of State of Minas Gerais, which is currently in the initial stages.

The balance receivable on December 31, 2021, amounts R$13 (R$12 on December 31, 2020). On June 30, 2021, the Company retained the remaining portion of dividends to be paid to State of Minas Gerais and awaits development of the issue with CPRAC for the definitive write-off from accounts receivable of this remaining balance.

Regarding the discussion on the merits of the criterion used in the past for AFAC’s monetary updating, if a solution is not successfully reached either through CPRAC or any legal proceedings on the merits, Management, based on assessment of legal advisors, has assessed the chances of loss as ‘possible’.

12.	ESCROW DEPOSITS

	2021	2020
Labor claims	267	278

Tax contingencies
Income tax on Interest on Equity	30	29
PIS/Pasep and Cofins taxes (1)	68	66
Donations and legacy tax (ITCD)	56	54
Urban property tax (IPTU)	87	84
Finsocial tax	41	40
Income tax and social contr. tax on indemnity for employees’ ‘Anuênio’ benefit (2)	290	286
Income tax withheld at source on inflationary profit	9	9
Contribution tax effective rate (3)	76	18
Others (4)	103	98
	760	684

Others
Regulatory	53	52
Third party	12	9
Customer relations	8	8
Court embargo	19	13
Others	36	12
	128	94
	1,155	1,056

(1)	This refers to escrow deposits in the action challenging the constitutionality of inclusion of ICMS value added tax within the taxable amount for calculation of PIS/Pasep and Cofins taxes.
(2)	See more details in Note 25 — Provisions under the section relating to the ‘Anuênio indemnity’.
(3)	Court escrow deposit in the proceedings challenging charging of corporate income tax and the Social Contribution tax on payments of Interest on Equity, and application of the Social Contribution tax to cultural and artistic donations and sponsorship, expenses on punitive fines, and taxes with enforceability suspended.
(4)	Includes escrow deposits from legal actions related to INSS and PIS/Pasep and Cofins taxes

13.	REIMBURSEMENT OF TARIFF SUBSIDIES

The subsidies to finance the Program to Encourage Voluntary Reduction of Energy Consumption, in effect from September to December 2021, will be reimbursed through the System Services Charge (ESS). The program was created to encourage customers to save energy due to the critical moment of hydrological scarcity — an emergency measure by the government to ensure the country continuity and security of energy supply. Customers that reduced consumption in the months of September to December 2021, so that the sum of their energy consumption in these months was from 10% to 20% less than in the same period of the previous year, were to be given a bonus of R$0.50 per kilowatt-hour (kWh) on the total of the energy saved. The bonus was to be stated in the first energy bill received after December 2021 consumption calculation, and credited as a reduction in the subsequent energy bill. On December 31, 2021, the amount appropriated as revenue for subsidies under this bonus was R$205. The Company has this amount receivable, posted as a current assets.

On December 31, 2021, the amount recognized as subsidies revenues, reimbursed through the transfer of resources of Energy Development Account (CDE), was R$986 (R$1,036 on December 31, 2020 and R$1,097 on December 31, 2019). Of such amounts, the Company has a receivable of R$86 in current assets, being R$82 (R$83 on December 31, 2020) held by Cemig D and R$4 (R$6 on December 31, 2020) held by Cemig GT.

14.	CONCESSION FINANCIAL AND SECTOR ASSETS AND LIABILITIES

Concession financial assets	2021	2020
Concession financial assets related to the infrastructure
Energy distribution concession (14.1)	684	530
Gas distribution concession (14.1)	34	29
Indemnifiable receivable — Generation (14.2)	816	816
Concession grant fee — Generation concessions (14.3)	2,792	2,549
	4,326	3,924
Sector financial assets
Amounts receivable from Parcel A (CVA) and Other Financial Components (14.4)	2,148	133
Total	6,474	4,058

Current assets	1,505	258
Non-current assets	4,969	3,799

Concession sector liabilities	2021	2020
Amounts receivable from Parcel A (CVA) and Other Financial Components (14.4)	51	231
Total	51	231

Current liabilities	51	231

The changes in concession financial assets related to infrastructure are as follows:

	Generation	Distribution	Gas	Total
Balances at December 31, 2018	3,225	396	—	3,621
Amounts received	(259)	—	—	(259)
Transfers from contract assets	—	48	—	48
Transfers from (to) intangible assets	—	(1)	24	23
Monetary updating	318	18	—	336
Disposals	—	(1)	—	(1)
Balances at December 31, 2019	3,284	460	24	3,768
Amounts received	(266)	—	—	(266)
Transfers from contract assets		60		60
Transfers from (to) intangible assets		(5)		(5)
Monetary updating	347	15	5	367
Balances at December 31, 2020	3,365	530	29	3,924
Amounts received	(280)	—	—	(280)
Transfers from contract assets	—	110	—	110
Transfers from (to) intangible assets	—	(9)	—	(9)
Monetary updating	523	54	5	582
Disposals	—	(1)	—	(1)
Balances at December 31, 2021	3,608	684	34	4,326

14.1	Distribution - Financial assets

The energy and gas distribution concession contracts are within the scope of IFRIC 12. The financial assets under these contracts refer to the investments made in infrastructure that will be paid by grantor at the end of the concession period. These financial assets are measured at fair value through profit or loss, in accordance with regulation of the energy segment and concession contracts executed by Cemig and its subsidiaries and the granting authorities.

14.2	Generation — Indemnity receivable

As from August 2013, with the extinction of the concession for various plants operated by Company under Concession Contract 007/1997, it has a right to receive an amount corresponding to the residual value of the infrastructure assets, as specified in the concession contract. These balances are recorded as financial assets at fair value through profit or loss, and totaled R$816 on December 31, 2021 and 2020.

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

On December 31, 2021, investments made after the Jaguara, São Simão and Miranda plants came into operation, in the amounts of R$174, R$3 and R$23, respectively, are recorded as concession financial assets, and the determination of the final amounts to be received by the Company is in discussion with Aneel (the grantor). The Company does not expect losses in realization of these amounts.

In 2019, Publicc Hearing 003/2019 was opened to obtain inputs on improvement of the criteria and procedures for calculation of investments in assets returnable to the Grantor, not yet amortized or not depreciated, of generation concessions (whether extended or not), under Law 12,783/2013, which resulted in the publication, on July 13, 2021, of Normative Resolution 942, by Aneel.

Under Normative Resolution 942, concession holders must attest the respective investments linked to reimbursable assets, based on an evaluation report, by July 12, 2022, — this period may be extended by Aneel for an equal period. According to Grantor’s rules, the evaluation report must be prepared by a company accredited by Aneel, to be hired by the concession holder. Additionaly, the concession holders were required to state interest in receipt of the complementary amount until August 20, 2021. Cemig GT complied with this requirement within the specified period.

Appendix I of the above mentioned Resolution details the methodology and general criteria for calculation of investment portion linked to reversible assets, which must be based on the New Replacement Value — which is calculated, preferably, based on the reference database of prices, then, if it is not possible, by the concession holder’s prices database, and, as the last alternative, by the updated inspected accounting cost.

The Company is assessing the effects of this resolution, and does not expect losses in its financial assets as a result of application of these new requirements.

On August 9, 2021, the Company stated its interest in receiving the complementary amount related to the portions of the investments linked to revertible assets that had not yet been modernized or depreciated, and have not been indemnified.

The Company hired the valuation specialist service provider accredited by Aneel, and expects to meet the requirements of Normative Resolution (ReN) 942/2021, proving the realization of related investments linked to revertible assets through a valuation report, within the stipulated deadline.

14.3	Concession grant fee — Generation concessions

The concession grant fee paid to Company for a 30-year concession contracts nº 08 to 16/2016, related to 18 hydroelectric plants, as an amount of R$2,216. The amount of the concession fee was recognized as a financial asset measured at amortized cost, as the Cemig GT has an unconditional right to receive the amount paid, updated by the IPCA Index and remuneratory interest (the total amount of which is equal to the internal rate of return on the project), during the period of the concession.

The changes in these concession financial assets are as follows:

SPE	Plants	2020	Monetary updating	Amounts received	2021
Cemig Geração Três Marias S.A.	Três Marias	1,447	287	(150)	1,584
Cemig Geração Salto Grande S.A.	Salto Grande	454	90	(47)	497
Cemig Geração Itutinga S.A.	Itutinga	171	37	(21)	187
Cemig Geração Camargos S.A.	Camargos	128	27	(15)	140
Cemig Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência and Piau	167	38	(21)	184
Cemig Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras	114	27	(16)	125
Cemig Geração Oeste S.A.	Cajurú, Gafanhoto and Martins	69	17	(11)	75
Total		2,550	523	(281)	2,792

SPE	Plants	2019	Monetary updating	Amounts received	2020
Cemig Geração Três Marias S.A.	Três Marias	1,402	188	(143)	1,447
Cemig Geração Salto Grande S.A.	Salto Grande	440	59	(45)	454
Cemig Geração Itutinga S.A.	Itutinga	165	25	(19)	171
Cemig Geração Camargos S.A.	Camargos	124	18	(14)	128
Cemig Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência and Piau	161	26	(20)	167
Cemig Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras	110	19	(15)	114
Cemig Geração Oeste S.A.	Cajurú, Gafanhoto and Martins	66	12	(9)	69
Total		2,468	347	(265)	2,550
F-65

SPE	Plants	2018	Monetary updating	Amounts received	2019
Cemig Geração Três Marias S.A.	Três Marias	1,370	171	(139)	1,402
Cemig Geração Salto Grande S.A.	Salto Grande	430	54	(44)	440
Cemig Geração Itutinga S.A.	Itutinga	161	23	(19)	165
Cemig Geração Camargos S.A.	Camargos	120	17	(13)	124
Cemig Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência and Piau	157	24	(20)	161
Cemig Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras	107	18	(15)	110
Cemig Geração Oeste S.A.	Cajurú, Gafanhoto and Martins	64	11	(9)	66
Total		2,409	318	(259)	2,468

Of the energy produced by these plants, 70% is sold in the Regulated Market (ACR) and 30% in the Free Market (ACL).

Sector assets and liabilities

14.4	Account for compensation of variation of parcel A items (CVA) and Other financial components

As established in the amendment to the concession contract of Cemig D, there is a guarantee that in the event of termination of the concession contract, for any reason, the remaining balances (assets and liabilities) of any shortfall in payment or reimbursement through the tariff must also be paid by the grantor. The balances on (i) the CVA (Compensation for Variation of Parcel A items) Account, (ii) the account for Neutrality of Sector Charges, and (iii) Other financial components in the tariff calculation, refer to the positive and negative differences between the estimate of the Company’s non-controllable costs and the costs actually incurred. The variations are subject to adjustment using the Selic rate and considered in the subsequent tariff adjustments.

The balance of these sector financial assets and liabilities, which are presented at net value, in assets or liabilities, in accordance with the tariff adjustments that have been authorized, are as follows:

	2021			2020
Financial position	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total
Assets	989	4,133	5,122	84	1,562	1,646
Current assets	989	2,397	3,386	84	834	918
Non-current assets	—	1,736	1,736	—	728	728

Liabilities	(1,040)	(1,985)	(3,025)	(246)	(1,498)	(1,744)
Current liabilities	(1,040)	(1,175)	(2,215)	(246)	(903)	(1,149)
Non-current liabilities	—	(810)	(810)	—	(595)	(595)

Total current, net	(51)	1,222	1,171	(162)	(69)	(231)
Total non-current, net	—	926	926	—	133	133
Total, net	(51)	2,148	2,097	(162)	64	(98)

	2021			2020
Financial components	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total
Items of ‘Parcel A’
Energy Development Account (CDE) quota	24	(91)	(67)	1	—	1
Tariff for use of transmission facilities of grid participants	146	97	243	1	218	219
Tariff for transport of Itaipu supply	13	(1)	12	—	18	18
Alternative power source program (Proinfa)	11	19	30	—	6	6
ESS/EER System Service/Energy Charges	31	953	984	(1)	39	38
Energy purchased for resale	390	1,178	1,568	4	449	453

Other financial components
Over contracting of supply (1)	(68)	193	125	(56)	165	109
Neutrality of Parcel A	24	73	97	(3)	110	107
Billing return — Covid Account (2)	(371)	—	(371)	(86)	(395)	(481)
Other financial items	(230)	(226)	(456)	—	(504)	(504)
Excess demand and reactive power	(21)	(47)	(68)	(22)	(42)	(64)
TOTAL	(51)	2,148	2,097	(162)	64	(98)

(1)	The wholly-owned subsidiary Cemig D was over contracted in 2017 and 2018 and the gain arising from the sale of the excess of energy in the spot market was provisionally passed through to customers by Aneel in the tariff adjustments of 2018 and 2019, including the portion in excess of the limit of 105% of the regulatory load — thus reducing the tariff that was determined. To establish whether this is a voluntary over contracting, the Company considers that the portion above the regulatory limit will be recovered in the subsequent tariff adjustment. On August 27, 2020, Aneel published the Dispatch 2,508/2020-SRM-SGT, which set new amounts for distributors’ over contracting for the years 2016 and 2017, based on a new valuation criterion established by Aneel Technical Note 97/2020-SRM-SGT — not contained in the regulatory rules which were currently in force. As a result, Cemig D filed an appeal with the Council of Aneel, for the amounts of distribution agents’ over contracting to be reset in accordance with the calculation criteria based on maximum effort contained in Aneel Normative Resolution 453/2011. The Company’s position on this case is reinforced by the fact that the Brazilian Energy Distributors’ Association (Abradee) filed a similar appeal, supported by the opinion of contracted legal advisors. The Company has no expectation of loss in relation to realization of these amounts. The Company recognizes this receivable asset, in the amount of R$192 on December 31, 2021, as ‘Other financial components’ to be ratified. At the reporting date for these financial statements, this matter was still pending analysis by Aneel, however, the decision of SGT/SEM Dispatch 2508 of 2020 is in force, and was considered in the last tariff process, in which part of the amount relating to over contracting in 2017 was ratified, totaling R$39.
(2)	This is a financial component created for return to customers of the amounts that were invoiced to them but received by Cemig from the Covid Account in 2020. These amounts will be returned to customers in the tariff process of 2021, updated by the Selic rate, ensuring of neutrality.

Changes in balances of these sector assets and liabilities:

Balance at December 31, 2018	1,080
Additions	724
Amortization	(666)
Payments from the Flag Tariff Centralizing Account	(361)
Updating — Selic rate	105
Balance at December 31, 2019	882
Additions	611
Amortization	(156)
Payments from the Flag Tariff Centralizing Account	(63)
Receipt funds of “Covid-account”	(1,404)
Updating — Selic rate (Note 29)	32
Balance at December 31, 2020	(98)
Additions	1,908
Amortization	238
Transfer of other liabilities (1)	(15)
Updating — Selic rate (Note 29)	64
Balance at December 31, 2021	2,097

(1)	Amounts relating to the reversal of the credits that could not be returned to customers in final billing, due to moderation of tariffs, as specified in §6 of Article 88 of REN 414/2010, included by REN 714/2016.

Cemig D tariff adjustment

On May 25, 2021 the grantor (Aneel) approved the Annual Tariff Adjustment for Cemig D, effective from May 28, 2021 to May 27, 2022, with an average increase for customers of 1.28% – being: (i) 2.14% for high-voltage customers, and (ii) 0.89% for customers connected at low voltage. There was no adjustment to tariffs for residential customers connected at low voltage. This result arises from: (i) variation of 2.64% reflect Cemig D’s manageable costs (Parcel B), and the direct pass-throug within the tariff, of 1.37% – the latter having zero economic effect, not affecting profitability, relating to the following items: (a) increase of 8.84% in non-manageable costs (Portion A), mainly related to purchase of energy supply, regulatory charges and transmission charges; (b) decrease of 8.80% in the financial components of the current process, led by the reduction of R$1,573 relating to credits of PIS/Pasep and Cofins taxes, which generated a negative variation in the tariff of 9.67%, and the reversal of the Covid account (8.78%); and (c) withdrawal of 1.41% from the financial components of the prior process.

15.	CONCESSION CONTRACT ASSETS

Under IFRS 15 —Revenue from contracts with customers, the infrastructure construction revenue for which the right to consideration depends on satisfaction of performance obligations related to the completion of its construction, or its future operation and maintenance are classified as contract assets as follows:

	2021	2020
Distribution — Infrastructure assets under construction	1,927	1,142
Gas — Infrastructure assets under construction	95	94
Transmission — National Grid (‘BNEs’ - Basic Network of the Existing System) - Law 12,783/13	2,011	1,896
Transmission — Assets remunerated by tariff	2,347	1,848
	6,380	4,980

Current	600	737
Non-current	5,780	4,243

Changes in concession contract assets are as follows:

	Transmission	Distribution	Gas	Total
Balances at December 31, 2018	2,909	518	82	3,509
Additions	312	903	43	1,258
Inflation adjustment	328	—	—	328
Amounts received	(473)	—	—	(473)
Disposals	—	—	(2)	(2)
Transfers to financial assets	—	(48)	—	(48)
Transfers to intangible assets	—	(630)	(55)	(685)
Impairment	—	(3)	—	(3)
Balances at December 31, 2019	3,076	740	68	3,884
Additions	201	1,346	50	1,597
Inflation adjustment	438	—	—	438
Results of the Periodic Tariff Review	552	—	—	552
Amounts received	(623)	—	—	(623)
Disposals	(7)	—	(2)	(9)
Transfers to financial assets	—	(60)	—	(60)
Transfers to intangible assets	—	(883)	(23)	(906)
Contract assets arising from business combination	108	—	—	108
Impairment	—	(1)	—	(1)
Balances at December 31, 2020	3,745	1,142	93	4,980
Additions	252	1,757	50	2,059
Inflation adjustment	660	—	—	660
Results of the Periodic Tariff Review	237	—	—	237
Amounts received	(612)	—	—	(612)
Disposals	(5)	—	(3)	(8)
Impairment	—	(11)	—	(11)
Transfers to financial assets	—	(110)	—	(110)
Transfers to intangible assets	—	(851)	(51)	(902)
Contract assets arising from business combination	81	—	—	81
Others additions	—	—	6	6
Balances at December 31, 2021	4,358	1,927	95	6,380

The amount of additions in the year ended December 31, 2021 includes R$15 under the heading capitalized borrowing costs, as presented in Note 22. The average rate to determine the amount of borrowing costs was 9.44%.

The Company has not identified any evidence of impairment of the others contract assets.

Energy and gas distribution activities

The concession infrastructure assets still under construction are recognized initially as contract assets, measured at amortized cost, including capitalized borrowing costs. When the asset starts operations, the construction performance obligation is concluded, and the assets are bifurcated into financial assets and intangible assets.

The transmission activity

For transmission concessions, the consideration to be paid to the Company arises from the concession contracts n. 006/97, n. 079/00, n. 004/05 and n. 006/11, as follows:

	2021	2020
Current
Concession contract - 004/05	27	19
Concession contract - 079/00	39	29
Concession contract — 006/11	7	—
Concession contract - 006/97
Basic Network of the Existing System (BNES)	318	533
Basic Network of New Facilities (BNNF)	209	156
	600	737
Non-current
Concession contract - 004/05	89	91
Concession contract - 079/00	152	133
Concession contract — 006/11	74	—
Concession contract - 006/97
Basic Network of the Existing System (BNES)	1,694	1,363
Basic Network of New Facilities (BNNF)	1,749	1,421
	3,758	3,008
	4,358	3,745

a)	Concession contract n. 006/97

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

On April 22, 2021, Resolution 2,852 ammended the repositioning of the RAP set by Resolution 2,712/2020, with retrospectively effect from July 1, 2018, and also the Adjustment Portion of the Review, with financial effects on the adjustment of RAP for the 2021-2022 cycle, with effect from July 1, 2021 to June 30, 2022.

The next Periodic Tariff Review (RTP) will take place in June 2023, with effect from July 1st, 2023. The indexer used to update the contract is the Expanded Consumer Price Index (Índice de Preços ao Consumidor Amplo — IPCA).

National Grid Assets - ‘BNEs’ — the regulatory cost of capital updating

In 2017, the Brazilian Large Free Customers’ Association (Associação Brasileira de Grandes Consumidores Livres), the Brazilian Auto Glass Industry Technical Association (Associação Técnica Brasileira das Indústrias Automáticas de Vidro) and the Brazilian Ferro-alloys and Silicon Metal Producers’ Association (Associação Brasileira dos Produtores de Ferroligas e de Silicio Metálico) obtained the preliminary injunction in their legal action against the grantor and the Federal Government requesting suspension of the effects on their tariffs of remuneration at cost of equity of portions of “National Grid” assets not yet paid from 2013 to 2017 owned to the agents that accepted the terms of Law 12,783/13.

In 2020 Aneel provisionally ratified only the inclusion of the cost of equity updated by IPCA index of the period between the 2017-2018 and 2019-2020 tariff cycles.

On January 06, 2021, the Brazilian General Attorney’s Office issued a legal opinion about the effects of the reversal of the court decision that had suspended the cost of equity remuneration of the transmission agents determined by Ministerial Order 120/2016, concluded that it must be updated by the cost of equity rate, until July 01, 2020, which is the date that the payment took place, and must be included to RAP as of July 1st, 2020 (2020-2021 cycle) for eight years.

On April 22, 2021, Aneel published Resolution 2,852, which altered Resolution 2,712/2020, defining, among other provisions, the financial component referred to. Thus, the cost of capital associated with the financial components was incorporated into the calculation of the periodic review processes of 2018 deciding the RAP of the transmission concessions that were extended under Law 12,783/2013. This caused 2 effects: (i) A new value for the component to be considered in the RAP of the tariff cycles for 2020-2021 to 2025-2026; and (ii) a residual value for the difference between the amount paid to the transmission companies in the 2017-2018 and 2019-2020 tariff cycles and the amount payable after the injunctions were overturned.

Thus, the debt balance of this component was recalculated, using remuneration at the rate of cost of capital, up to the date of actual payment (July 1st, 2020), discounted present value of amount paid.

Additionally, Aneel opted the alternative of ‘reprofiling’ these payments, for payment gradually over a period of 8 years, guaranteeing the net present value of the transaction.

In the proposed profile the minimum payment is made in the 2021-2022 cycle, with zero amortization of the debt portion of the balance; in the 2022-2023 cycle there is amortization at a rate of 3.0%, so as to amortize part of the debt and keep the level of payments stable; and there are then constant payments over the cycles of 2023-2024 to 2027-2028, with amortization rates of 16.11% per year. Thus, to achieve regulatory stability and mitigate sector risk, this RAP’s financial component might not be included in 2023 periodic review. The effects on short-term contractual assets due to the reduction of amortization in the two annual cycles of 2021–2022 and 2022–2023, corresponding to R$269, which was reclassified to long-term.

The Company recognized the effects of the decision by Aneel put into effect by Resolution 2,852/2021, amounting to R$211, based on recalculation of the financial component including the remuneration of capital at the rate of cost of capital, substituting the weighted average regulatory cost of capital, for the period from June 2017 to June 2020, and the new amounts of the component for the cycles of 2020-2021 and 2025-2026, taking into account the reprofiling of the payments under the terms of the Resolution.

b)	Concession contract 079/00

The contract regulates commercial operation of public transmission service, comprising construction, maintenance and operation of transmission of the following facilities: The Itajubá 3 Substation; the Itajubá 3 — Poços de Caldas Transmission Line; and the Itajubá 3–Cachoeira Paulista Transmission Line, in effect until October 4, 2034.

The indexer used for adjustment of the contract is the General Market Prices Index (Índice Geral de Preços do Mercado — IGP-M).

On March 30, 2021, the Resolution nº 2,839 updated the amounts of the RAPs and the adjustment portions for this contract, resulting in R$4 in contract assets amount.

The amounts will comprise the new RAP as from the adjustment for the 2021/2022 cycle and the adjustment portion relating to the backdating will be paid in 3 installments during the next adjustment processes.

The next Periodic Tariff Review (RTP) of the enhancements that have been approved will take place in June 2024 and be in effect from July 1st, 2024.

c)	Concession contract nº. 006/2011

The contract regulates commercial operation of public transmission service, comprising construction, maintenance and operation of the Sete Lagoas 4 substation, in effect until June 15, 2041.

The indexer used for adjustment of the contract is the Expanded National Consumer Price (‘Índice de Preços ao Consumidor Amplo’ – IPCA).

On July 13, 2021, Aneel established the RAP for the 2021–2022 cycle, through Resolution 2,895, which was amended by Resolution 2,959 on October 5, 2021, due to applications for reconsideration filed by the transmission concession holders.

The financial effects of the new RAPs, comparing with the contract financial forecasting model, were not significant, considering that there have not been significant changes in the assumptions used.

d)	Concession contract nº. 004/2005

The contract regulates the concession for the second-circuit 345kV transmission facility which runs between the Furnas and Pimenta substations, a distance of approximately 75 km, for a period of 30 years from March 2005. For making the transmission facilities available for commercial operation, Centroeste will receive the Permitted Annual Revenue (RAP), adjusted annually, in the first 15 years of commercial operation. In the 16th year of commercial operation, its RAP will be reduced by 50%, until the end of the concession.

The indexer used for adjustment of the contract is the IGP-M (Índice Geral de Preços do Mercado — General Market Prices Index).

On July 13, 2021, Aneel established the RAP for the 2021–2022 cycle, through Resolution 2,895, which was amended by Resolution 2,959 on October 5, 2021, due to applications for reconsideration filed by the transmission concession agents, including the Company.

The Company is assessing the financial effects of the RAPs established, comparing these amounts with the contract projections on financial modeling, and does not expect significant variations, considering that there were no significant changes in the assumptions applied.

16.	INVESTMENTS

	Control	2021	2020
Hidrelétrica Cachoeirão	Jointly controlled	59	53
Guanhães Energia	Jointly controlled	125	131
Hidrelétrica Pipoca	Jointly controlled	47	36
Retiro Baixo	Jointly controlled	201	195
Aliança Norte (Belo Monte plant)	Jointly controlled	609	631
Amazônia Energia (Belo Monte plant)	Jointly controlled	933	965
Madeira Energia (Santo Antônio plant)	Affiliated	—	209
FIP Melbourne (Santo Antônio plant)	Affiliated	—	158
Lightger	Jointly controlled	124	131
Baguari Energia	Jointly controlled	168	159
Aliança Geração	Jointly controlled	1,141	1,167
Taesa	Jointly controlled	1,580	1,467
Ativas Data Center	Affiliated	16	17
UFV Janaúba Geração de Energia Elétrica Distribuída	Jointly controlled	3	10
UFV Manga Geração de Energia Elétrica Distribuída	Jointly controlled	11	11
UFV Corinto Geração de Energia Elétrica S.A.	Jointly controlled	9	10
UFV Bonfinópolis Geração de Energia Elétrica Distribuída	Jointly controlled	6	6
UFV Lagoa Grande Geração de Energia Elétrica Distribuída	Jointly controlled	15	15
UFV Lontra Geração de Energia Elétrica Distribuída	Jointly controlled	18	17
UFV Mato Verde Geração de Energia Elétrica Distribuída	Jointly controlled	6	6
UFV Mirabela Geração de Energia Elétrica Distribuída	Jointly controlled	4	4
UFV Porteirinha I Geração de Energia Elétrica Distribuída	Jointly controlled	5	6
UFV Porteirinha II Geração de Energia Elétrica Distribuída	Jointly controlled	7	7
UFV Brasilândia Geração de Energia Elétrica Distribuída (1)	Jointly controlled	15	—
Axxiom Soluções Tecnológicas	Jointly controlled	4	4
Total of investments		5,106	5,415
Itaocara — equity deficit (2)	Jointly controlled	(21)	(30)
Madeira Energia (Santo Antônio Plant) — provisions to losses (3)	Affiliated	(162)	—
Total		4,923	5,385

(1)	On March 31, 2021, through its wholly-owned subsidiary Cemig Soluções Inteligentes em Energia S.A. (Cemig Sim), the Company acquired 49% of the specialized generation company UFV Brasilândia Geração de Energia Elétrica Distribuída S.A. (‘Brasilândia’), which operates in photovoltaic solar generation for the distributed generation market, with installed capacity of 7.35 MWp, for R$12, achieving a fair value gain of R$2.
(2)	On December 31, 2021 and 2020, the investee has negative net equity. Thus, after reducing the accounting value of its interest to zero, the Company recognized the provision for losses to the extent of its obligations, in the amount of R$21 (R$30 on December 31, 2020), resulting from contractual obligations assumed with the jointly controlled entity and the other shareholders. The loss is recorded in the balance sheet in Other obligations. Additionally, on December 1, 2021, Cemig GT injected capital into UHE Itaocara S.A., to assist in compliance with the final Arbitration Ruling against the investee, given by the FGV in its Mediation and Arbitration Chamber, in the amount of R$40. This amount is proportional to its shareholding interest in the investee. Further, R$1,359 was injected to cover the expenses specified in the 2021 budget of the investee.
(3)	A loss was recognized to the extent that the Company has incurred obligations on behalf of the investee and the other shareholders. On December 31, 2021 this amount was R$162. See further information in this note.

The Company’s investees that are not consolidated are jointly controlled entities, with the exception of the interests in the affiliates Madeira Energia (Santo Antônio power plant), Ativas Data Center and Light, the latter was classified as an asset held for sale at December, 31, 2020, and its sale was completed on January 22, 2021. See Note 32 for more information.

On December 31, 2021, management considered that there was some indication, due to the economic shock of the Covid-19 pandemic (Note 1c), of potential decline in value of assets, as referred to in IAS 36– Impairments of Assets. As a result of the analyzes, the Company concluded that the pandemic’s effects on the economic context and the long term expectation of realization of the assets underwent no significant change. Thus, the reported assets net carrying amount is recoverable, and therefore the Company has not recognized any impairment loss related to its investments, except for the investment held in Mesa, as disclosed in more detail in this Note.

Additionally, in relation to the above, the Company’s management has assessed the risk threatening all its investments ability to continue as a going concern, taking substantially into consideration: the economic-financial clauses of Cemig D and Gasmig; the guarantee of revenues of the transmission companies; the protection against force majeure reduction in regulated generation contracts; and all the legal measures that have been applied by the federal government and by Aneel — and has concluded that the Company and its subsidiaries’ ability to continue as going concern is secure.

a)	Right to exploitation of the regulated activity

In the process of allocating the purchase price for of the acquisition of the jointly controlled subsidiaries and affiliates, a valuation was made for the intangible assets relating to the right to operate the infrastructure. These assets are presented together with the acquisition cost of the investments in the previous table. These assets will be amortized over the remaining period of the concessions on a straight-line basis.

The rights of authorization to generate wind energy granted to Parajuru and Volta do Rio, valued at R$49 (R$54 on December 31, 2020) and R$67 (R$74 on December 31, 2020), respectively, are classified in the financial statements of the Company under Intangibles. These concession assets are amortized by the straight-line method, during the period of the concession. For further information see note 18.

Changes in these assets are as follows:

Investees	2018	Amortization	2019	Amortization	2020	Amortization	Disposals (1)	2021
Retiro Baixo	32	(1)	31	(1)	30	(1)	—	29
Madeira Energia (Santo Antônio plant)	18	(1)	17	(1)	16	(1)	(15)	—
Lightger	84	(3)	81	(3)	78	(2)	—	76
Aliança Geração	378	(25)	353	(25)	328	(25)	—	303
Aliança Norte (Belo Monte plant)	53	(2)	51	(2)	49	(2)	—	47
Taesa	180	(9)	171	(8)	163	(9)	—	154
Total	745	(41)	704	(40)	664	(40)	(15)	609
(1)	The Company’s investment in Madeira Energia S.A. was written down to zero, as a result of the judgment given in the arbitration proceedings. There is more information below in this note.

b)	This table shows the changes in investments in subsidiaries, jointly controlled entities and affiliates:

Investee	2020	Gain (loss) by equity method (Income statement)	Dividends	Additions / acquisitions	Losses on investments	Others	2021
Hidrelétrica Cachoeirão	53	14	(8)	—	—	—	59
Guanhães Energia	131	(6)	—	—	—	—	125
Hidrelétrica Pipoca	36	11	—	—	—	—	47
Madeira Energia (Santo Antônio plant)	209	(209)	—	—	—	—	—
FIP Melbourne (Santo Antônio plant)	158	(158)	—	—	—	—	—
Lightger	131	5	(12)	—	—	—	124
Baguari Energia	159	31	(22)	—	—	—	168
Amazônia Energia (Belo Monte plant)	965	(32)	—	—	—	—	933
Aliança Norte (Belo Monte plant)	631	(22)	—	—	—	—	609
Ativas Data Center	17	(1)	—	—	—	—	16
Taesa	1,467	481	(368)	—	—	—	1,580
Aliança Geração	1,167	199	(225)	—	—	—	1,141
Retiro Baixo	195	13	(7)	—	—	—	201
UFV Janaúba Geração de Energia Elétrica Distribuída	10	1	(2)	—	—	(6)	3
UFV Corinto Geração de Energia Elétrica Distribuída	10	—	(1)	—	—	—	9
UFV Manga Geração de Energia Elétrica Distribuída	11	2	(2)	—	—	—	11
UFV Bonfinópolis II Geração de Energia Elétrica Distribuída	6	—	—	—	—	—	6
UFV Lagoa Grande Geração de Energia Elétrica Distribuída	15	2	(2)	—	—	—	15
UFV Lontra Geração de Energia Elétrica Distribuída	17	1	—	—	—	—	18
UFV Mato Verde Geração de Energia Elétrica Distribuída	6	1	(1)	—	—	—	6
UFV Mirabela Geração de Energia Elétrica Distribuída	4	1	(1)	—	—	—	4
UFV Porteirinha I Geração de Energia Elétrica Distribuída	6	—	(1)	—	—	—	5
UFV Porteirinha II Geração de Energia Elétrica Distribuída	7	1	(1)	—	—	—	7
UFV Brasilândia Geração de Energia Elétrica Distribuída (2)	—	4	(1)	12	—	—	15
Axxiom Soluções Tecnológicas	4	(2)	—	2	—	—	4
Total of investments	5,415	337	(654)	14	—	(6)	5,106
Itaocara — equity déficit (1)	(30)	7	—	42	(40)	—	(21)
Madeira Energia (Santo Antônio Plant) — provisions to losses (3)	—	(162)	—	—	—	—	(162)
Total	5,385	182	(654)	56	(40)	(6)	4,923

(1)	On December 1, 2021, the Company injected capital into UHE Itaocara S.A., to assist in compliance with the final Arbitration Ruling against the investee, given by the FGV in its Mediation and Arbitration Chamber, in the amount of R$40. This amount is proportional to its shareholding interest in the investee, and was recognized under Other expenses in the Company’s income statement. Further, R$1 was injected to cover the expenses specified in the 2021 budget of the investee.
(2)	Includes the amount of R$2 of the acquisition of the jointly controlled subsidiary UFV Brasilândia.
(3)	A loss was recognized for extension of the contractual obligations which the Company had assumed to the investee and the other shareholders. On December 31, 2021 this amount was R$162.There is more information below in this note.

Investee	2019	Gain (loss) by equity method (Income statement) (3)	Remeasurement of previously held equity interest in subsidiaries acquired (step-acquisition)	Dividends	Additions / acquisitions	Others	Disposals	2020
Companhia de Transmissão Centroeste de Minas	24	—	37	—	45	14	(120)	—
Hidrelétrica Cachoeirão	54	9	—	(10)	—	—	—	53
Guanhães Energia (1)	131	—	—	—	—	—	—	131
Hidrelétrica Pipoca	31	11	—	(6)	—	—	—	36
Madeira Energia (Santo Antônio plant)	167	42	—	—	—	—	—	209
FIP Melbourne (Santo Antônio plant)	385	(227)	—	—	—	—	—	158
Lightger (1)	128	10	—	(7)	—	—	—	131
Baguari Energia	157	23	—	(21)	—	—	—	159
Amazônia Energia (Belo Monte plant)	1,028	(63)	—	—	—	—	—	965
Aliança Norte (Belo Monte plant)	671	(40)	—	—	—	—	—	631
Ativas Data Center	16	1	—	—	—	—	—	17
Taesa	1,213	494	—	(240)	—	—	—	1,467
Aliança Geração	1,192	89	—	(114)	—	—	—	1,167
Retiro Baixo	180	15	—	—	—	—	—	195
UFV Janaúba Geração de Energia Elétrica Distribuída	10	1	—	(1)	—	—	—	10
UFV Corinto Geração de Energia Elétrica Distribuída	—	1	—	—	9	—	—	10
UFV Manga Geração de Energia Elétrica Distribuída	—	1	—	—	10	—	—	11
UFV Bonfinópolis II Geração de Energia Elétrica Distribuída	—	—	—	—	6	—	—	6
UFV Lagoa Grande Geração de Energia Elétrica Distribuída	—	3	—	—	12	—	—	15
UFV Lontra Geração de Energia Elétrica Distribuída	—	3	—	—	14	—	—	17
UFV Mato Verde Geração de Energia Elétrica Distribuída	—	1	—	—	5	—	—	6
UFV Mirabela Geração de Energia Elétrica Distribuída	—	—	—	—	5	(1)	—	4
UFV Porteirinha I Geração de Energia Elétrica Distribuída	—	—	—	—	6	—	—	6
UFV Porteirinha II Geração de Energia Elétrica Distribuída	—	1	—	—	6	—	—	7
Axxiom Soluções Tecnológicas (1)	13	(9)	—	—	—	—	—	4
Total of investments	5,400	366	37	(399)	118	13	(120)	5,415
Itaocara — equity déficit (2)	(22)	(9)	—	—	1	—	—	(30)
Total	5,378	357	37	(399)	119	13	(120)	5,385

(1)	With the loss of control of Light, the remaining equity interest in these investees was recognized as an investment in affiliates or jointly controlled subsidiaries, and measured by the equity method, in accordance with IFRS 10. More details see notes 1 and 32.
(2)	On December 31, 2019, the investee had negative shareholders’ equity. Thus, after reducing the accounting value of its interest to zero, the Company recognized the provision for losses on investments, in the amount of R$22, resulting from contractual obligations assumed with the subsidiary and the other shareholders.
(3)	Includes bargain purchase related to the acquisition of the joint-controlled entities UFV Corinto, UFV Manga, UFV Lagoa Grande, UFV Lontra, UFV Mato Verde and UFV Porteirinha II, in the amount of R$7.

Investee	2018	Gain (loss) by equity method (Income statement)	Remeasurement of equity interest held in subsidiaries after loss of control	Dividends	Additions / acquisitions	Others	2019
Companhia de Transmissão Centroeste de Minas	20	4	—	—	—	—	24
Axxiom Soluções Tecnológicas	—	—	4	—	9	—	13
Lightger	—	—	128	—	—	—	128
Guanhães Energia	—	—	131	—	—	—	131
Usina Hidrelétrica Itaocara S.A.	—	(50)	5	—	23	22	—
Hidrelétrica Pipoca	31	4	—	(4)	—	—	31
Madeira Energia (Santo Antônio plant)	270	(103)	—	—	—	—	167
FIP Melbourne (Santo Antônio plant)	470	(85)	—	—	—	—	385
Hidrelétrica Cachoeirão	49	11	—	(6)	—	—	54
Baguari Energia	162	22	—	(27)	—	—	157
Amazônia Energia (Belo Monte plant)	1,013	15	—	—	—	—	1,028
Aliança Norte (Belo Monte plant)	664	6	—	—	1	—	671
Ativas Data Center	16	—	—	—	—	—	16
Taesa	1,143	210	—	(141)	—	1	1,213
Aliança Geração	1,217	78	—	(103)	—	—	1,192
Retiro Baixo	171	12	—	(3)	—	—	180
UFV Janaúba Geração de Energia Elétrica Distribuída	9	1	—	—	—	—	10
Total of investments	5,235	125	268	(284)	33	23	5,400
Itaocara — equity deficit	—	—	—	—	—	(22)	(22)
Total	5,235	125	268	(284)	33	1	5,378

(1)	With the loss of control of Light, the remaining equity interest in these investees was recognized as an investment in affiliates or jointly controlled subsidiaries, and measured by the equity method, in accordance with IFRS 10. More details see notes 1 and 32.
(2)	On December 31, 2019, the investee had negative shareholders’ equity. Thus, after reducing the accounting value of its interest to zero, the Company recognized the provision for losses on investments, in the amount of R$22, resulting from contractual obligations assumed with the subsidiary and the other shareholders.

Changes in dividends receivable are as follows:

	2021	2020
Opening balances	188	186
Dividends proposed by investees	655	399
Elimination of dividends due to business combination	—	(1)
Adjustment of dividends proposed by investee classified as held for sale	—	(1)
Withholding income tax on Interest on equity	(9)	(8)
Amounts received	(499)	(387)
Ending balances	335	188

c)	Main information on the subsidiaries, jointly controlled entities and affiliates, not adjusted for the percentage represented by the Company’s ownership interest:

		2021			2020			2019
Investee	Number of shares	Cemig interest %	Share capital	Equity	Cemig interest %	Share capital	Equity	Cemig interest %	Share capital	Equity
Cemig Geração e Transmissão (3)	2,896,785,358	100.00	4,124	7,755	100.00	4,000	5,842	100.00	2,600	5,348
Madeira Energia (Santo Antônio plant) (5)	12,034,025,147	15.51	10,620	1,492	15.51	10,620	2,259	15.51	10,620	3,705
Hidrelétrica Cachoeirão	35,000,000	49.00	35	120	49.00	35	110	49.00	35	110
Guanhães Energia (4)	548,626,000	49.00	549	255	49.00	549	268	49.00	549	268
Hidrelétrica Pipoca	41,360,000	49.00	41	95	49.00	41	73	49.00	41	63
Baguari Energia (1)	26,157,300,278	69.39	187	243	69.39	187	229	69.39	187	227
Central Eólica Praias de Parajuru	85,834,843	100.00	86	128	100.00	71	107	100.00	72	89
Central Eólica Volta do Rio	274,867,441	100.00	275	207	100.00	117	171	100.00	139	58
Lightger (4)	79,078,937	49.00	79	98	49.00	79	106	49.00	79	95
Aliança Norte (Belo Monte plant)	41,923,360,811	49.00	1,209	1,148	49.00	1,209	1,189	49.00	1,208	1,266
Amazônia Energia (Belo Monte plant) (1)	1,322,597,723	74.50	1,323	1,252	74.50	1,323	1,296	74.50	1,323	1,380
Aliança Geração	1,291,582,500	45.00	1,291	1,858	45.00	1,291	1,858	45.00	1,291	1,858
Retiro Baixo	225,350,000	49.90	225	346	49.90	225	325	49.90	225	300
Usina Hidrelétrica Itaocara S.A.	156,259,500	49.00	156	(42)	49.00	72	(60)	49.00	69	(45)
Cemig Ger.Três Marias S.A.	1,291,423,369	100.00	1,291	1,652	100.00	1,291	1,452	100.00	1,291	1,408
Cemig Ger.Salto Grande S.A	405,267,607	100.00	405	527	100.00	405	455	100.00	405	446
Cemig Ger. Itutinga S.A.	151,309,332	100.00	151	212	100.00	151	180	100.00	151	184
Cemig Geração Camargos S.A.	113,499,102	100.00	113	165	100.00	113	144	100.00	113	136
Cemig Geração Sul S.A.	148,146,505	100.00	148	215	100.00	148	174	100.00	148	179
Cemig Geração Leste S.A.	100,568,929	100.00	101	148	100.00	101	127	100.00	101	127
Cemig Geração Oeste S.A.	60,595,484	100.00	61	106	100.00	61	84	100.00	61	73
Rosal Energia S.A.	46,944,467	100.00	47	115	100.00	47	127	100.00	47	128
Sá Carvalho S.A.	361,200,000	100.00	37	134	100.00	37	115	100.00	37	124
Horizontes Energia S.A.	39,257,563	100.00	39	60	100.00	39	55	100.00	39	57
Cemig PCH S.A.	45,952,000	100.00	46	90	100.00	46	90	100.00	46	98
Cemig Geração Poço Fundo S.A. (2)	97,161,578	100.00	97	114	100.00	1	4	100.00	1	4
Empresa de Serviços de Comercialização de Energia Elétrica S.A.	486,000	100.00	—	8	100.00	—	57	100.00	—	28
Cemig Trading S.A.	1,000,000	100.00	1	2	100.00	1	30	100.00	1	31
Cemig Distribuição	2,359,113,452	100.00	5,372	6,943	100.00	5,372	6,022	100.00	5,372	4,708
TAESA	1,033,496,721	21.68	3,042	6,685	21.68	3,042	6,026	21.68	3,042	4,927
Ativas Data Center	456,540,718	19.60	182	80	19.60	182	86	19.60	182	82
Gasmig	409,255,483	99.57	665	1,222	99.57	665	1,079	99.57	665	988
Cemig Sim	24,431,845	100.00	102	111	100.00	24	94	100.00	15	17
Companhia de Transmissão Centroeste de Minas	28,000,000	100.00	28	—	51.00	28	118	51.00	28	47
Sete Lagoas Transmissora de Energia	36,857,080	100.00	37	65	—	—	—	—	—	—
Axxiom Soluções Tecnológicas	68,064,706	49.00	68	9	49.00	65	9	49.00	58	27
UFV Janaúba Geração de Energia Elétrica Distribuída	18,509,900	49.00	7	5	49.00	19	22	—	—	—
UFV Corinto Geração de Energia Elétrica Distribuída	18,000,000	49.00	18	19	49.00	18	20	—	—	—
UFV Manga Geração de Energia Elétrica Distribuída	21,660,575	49.00	21	22	49.00	21	24	—	—	—
UFV Bonfinópolis Geração de Energia Elétrica Distribuída	13,197,187	49.00	13	13	49.00	13	13	—	—	—
UFV Lagoa Grande Geração de Energia Elétrica Distribuída	25,471,844	49.00	25	26	49.00	25	26	—	—	—
UFV Lontra Geração de Energia Elétrica Distribuída	29,010,219	49.00	29	29	49.00	29	29	—	—	—
UFV Mato Verde Geração de Energia Elétrica Distribuída	11,030,391	49.00	11	11	49.00	11	12	—	—	—
UFV Mirabela Geração de Energia Elétrica Distribuída	9,320,875	49.00	9	9	49.00	9	9	—	—	—
UFV Porteirinha I Geração de Energia Elétrica Distribuída	12,348,392	49.00	12	13	49.00	12	13	—	—	—
UFV Porteirinha II Geração de Energia Elétrica Distribuída	11,702,733	49.00	12	12	49.00	12	12	—	—	—
UFV Brasilândia Geração de Energia Elétrica Distribuída	25.629.900	49,00	26	27	—	—	—	—	—	—

* On November 11, 2021, Cemig GT signed a Contract for Share Purchase and Assignment of Credits for Consideration, for disposal of its entire equity interest in Renova Energia S.A., and for assignment, for consideration, of the totality of its credits held against that investee. Thus the investment was classified as a non-current asset held for sale. For more information, see Note 32.

(1)	Jointly-control under a Shareholders’ Agreement.
(2)	On February 23, 2021, Aneel authorized through Resolution 9,735 the Company transfer of ownership of the concession of the Poço Fundo Small Hydro Plant from Cemig Geração e Transmissão S.A. to Cemig Geração Poço Fundo S.A. The transfer was formalized by signature of a new concession contract, Nº. 01/2021, on April 16, 2021. In the third quarter, Cemig GT transferred to this investee, as an advance against future capital increase, the assets related to the Poço Fundo Small Hydro Plant, in the amount of R$77, as well as the amount of R$20, in cash. In the fourth quarter of 2021 the Company made a further injection, of R$40, into this investee, in cash.
(3)	On July 30, 2021, the Company made an advance for future capital increase in Cemig GT, of R$1,350, in order to provide the resources for the Cash Tender offer implementation. For further information about the Tender Offer, please see Note 22.
(4)	On December 9, 2021, Light disclosed to the market that it had signed a share purchase agreement with Brasal Energia S.A. for sale of its equity interest in Guanhães and LightGer, subject to the conditions precedent that are usual in this type of transaction. Brasal Energia S.A will join this investee existing shareholders’ agreements, complying fully with their terms.
(5)	The total of Shareholders’ equity originally disclosed by the investee was adjusted by the Company for the purposes of posting equity income (change in the value of equity in non-consolidated investees), to take into account the modifying subsequent events resulting from the judgments given in the arbitration proceedings to which Saesa is a party. There is more information below in this note.

The main balances for the affiliated and jointly controlled entities, at December 31, 2021, 2020 and 2019, are as follows:

2021	Hidrelétrica Itaocara S.A.	Ativas Data Center	Taesa	Axxiom Soluções Tecnológicas	Lightger	Hidrelétrica Cachoeirão
Assets
Current	5	42	2,135	13	35	29
Cash and cash equivalents	5	16	385	4	29	25
Non-current	11	96	13,761	19	120	93
Total assets	16	138	15,896	32	155	122

Liabilities
Current	58	39	1,417	21	11	1
Loans and financings	—	24	16	7	9	—
Non-current	—	19	7,794	2	46	1
Loans and financings	—	14	614	—	46	—
Equity	(42)	80	6,685	9	98	120
Total liabilities and equity	16	138	15,896	32	155	122

Statement of income
Net sales revenue	—	90	3,472	28	54	37
Cost of sales	(36)	(85)	(649)	(28)	(26)	(8)
Depreciation and amortization	—	(10)	(9)	(1)	(11)	(3)
Gross profit (loss)	(36)	5	2,823	—	28	29
General and administrative expenses	—	(7)	(169)	(4)	(1)	—
Finance income	—	—	34	—	2	2
Finance expenses	(30)	(3)	(844)	(1)	(11)	—
Operational profit (loss)	(66)	(5)	1,844	(5)	18	31
Share of (loss) profit, net, of subsidiaries and joint ventures	—	—	781	—	—	—
Income tax and social contribution tax	—	—	(411)	—	(3)	(2)
Net income (loss) for the year	(66)	(5)	2,214	(5)	15	29

Comprehensive income (loss) for the year
Net income (loss) for the year	(66)	(5)	(2,214)	(5)	15	29
Valuation adjustments	—	—	37	—	—	—
Comprehensive income (loss) for the year	(66)	(5)	2,251	(5)	15	29

2021	Hidrelétrica Pipoca	Retiro Baixo	Aliança Norte	Guanhães Energia	Amazônia Energia	Madeira Energia (1)	Baguari Energia
Assets
Current	18	111	—	15	—	928	72
Cash and cash equivalents	12	99	—	5	—	180	3
Non-current	101	322	1,150	392	1,254	23,286	218
Total assets	119	433	1,150	407	1,254	24,214	290

Liabilities
Current	10	38	—	41	2	2,309	21
Loans and financings	7	14	—	12	—	116	—
Non-current	14	49	2	111	—	20,413	26
Loans and financings	13	41	—	93	—	12,828	—
Equity	95	346	1,148	255	1,252	1,492	243
Total liabilities and equity	119	433	1,150	407	1,254	24,214	290

Statement of income
Net sales revenue	39	70	—	52	—	3,758	77
Cost of sales	(11)	(25)	—	(55)	(2)	(2,292)	(9)
Depreciation and amortization	(3)	(9)	—	(18)	—	(870)	(11)
Gross profit (loss)	28	45	—	(3)	(2)	1,466	68
General and administrative expenses	(2)	(3)	(2)	—	—	(80)	—
Finance income	—	4	—	—	—	265	4
Finance expenses	(2)	(5)	—	(8)	—	(3,476)	(4)
Operational profit (loss)	24	41	(2)	(11)	(2)	(1,825)	68
Share of (loss) profit, net, of subsidiaries and joint ventures	—	—	(39)	—	(42)	—	—
Income tax and social contribution tax	(1)	(13)	—	(2)	—	1,812	(23)
Net income (loss) for the year	23	28	(41)	(13)	(44)	(13)	45

Comprehensive income (loss) for the year	23	28	(41)	(13)	(44)	(79)	45
(1)	The amount of Shareholders’ equity originally disclosed by the investee was adjusted by the Company for the purposes of posting equity income (change in the value of equity in non-consolidated investees), to take into account the modifying subsequent events resulting from the judgments given in the arbitration proceedings to which Saesa is a party. There is more information below in this note.
F-82

2021	Aliança Geração	UFV Janaúba	UFV Corinto	UFV Manga	UFV Bonfinópolis II	UFV Lagoa Grande
Assets
Current	728	1	3	3	2	3
Cash and cash equivalents	378	1	2	2	2	3
Non-current	3,364	18	17	20	12	23
Total assets	4,092	19	20	23	14	26

Liabilities
Current	762	2	1	1	1	—
Loans and financings	101	—	—	—	—	—
Non-current	1,472	12	—	—	—	—
Loans and financings	700	—	—	—	—	—
Equity	1,858	5	19	22	13	26
Total liabilities and equity	4,092	19	20	23	14	26

Statement of income
Net sales revenue	1,096	5	4	6	3	6
Cost of sales	(102)	(2)	—	—	—	—
Depreciation and amortization	(157)	(2)	(1)	(1)	—	(1)
Gross profit (loss)	994	3	4	6	3	6
General and administrative expenses	(44)	—	(1)	(1)	(1)	(1)
Finance income	41	—	—	—	—	—
Finance expenses	(233)	(1)	—	—	—	—
Operational profit (loss)	758	2	3	5	2	5
Income tax and social contribution tax	(252)	(1)	—	(1)	(1)	(1)
Net income (loss) for the year	506	1	3	4	1	4

Comprehensive income (loss) for the year	506	1	3	4	1	4

2021	UFV Lontra	UFV Mato Verde	UFV Mirabela	UFV Porteirinha I	UFV Porteirinha II	UFV Brasilândia
Assets
Current	4	1	1	3	1	3
Cash and cash equivalents	3	1	1	2	—	2
Non-current	26	11	9	11	12	27
Total assets	30	12	10	14	13	30

Liabilities
Current	1	1	1	1	1	3
Equity	29	11	9	13	12	27
Total liabilities and equity	30	12	10	14	13	30

Statement of income
Net sales revenue	5	3	2	2	3	5
Depreciation and amortization	(1)	—	—	—	—	(1)
Gross profit (loss)	5	3	2	2	3	5
General and administrative expenses	(1)	(1)	(1)	—	(1)	(1)
Operational profit (loss)	4	2	1	2	2	4
Income tax and social contribution tax	(1)	—	—	—	—	(1)
Net income (loss) for the year	3	2	1	2	2	3

Comprehensive income (loss) for the year	3	2	1	2	2	3

2020	Hidrelétrica Itaocara S.A.	Ativas Data Center	Taesa	Axxiom Soluções Tecnológicas	Lightger	Hidrelétrica Cachoeirão
Assets
Current	3	39	2,360	20	103	30
Cash and cash equivalents	2	12	896	3	80	26
Non-current	10	104	11,745	21	129	80
Total assets	13	143	14,105	41	232	110

Liabilities
Current	73	39	841	25	72	2
Loans and financings	—	27	121	7	9	—
Non-current	—	18	7,238	7	54	—
Loans and financings	—	16	923	1	54	—
Equity	(60)	86	6,026	9	106	108
Total liabilities and equity	13	143	14,105	41	232	110

Statement of income
Net sales revenue	—	94	3,561	41	52	34
Cost of sales	(13)	(78)	(1,048)	(38)	(9)	(15)
Depreciation and amortization	—	(15)	(7)	(2)	(11)	(3)
Gross profit (loss)	(13)	16	2,513	3	43	19
General and administrative expenses	—	(8)	(153)	(5)	(1)	—
Finance income	—	—	39	—	2	1
Finance expenses	(5)	(3)	(514)	(1)	(16)	—
Operational profit (loss)	(18)	5	1,885	(3)	28	20
Share of (loss) profit, net, of subsidiaries and joint ventures	—	—	834	—	—	—
Income tax and social contribution tax	—	(2)	(456)	—	(2)	(1)
Net income (loss) for the year	(18)	3	2,263	(3)	26	19

Comprehensive income (loss) for the year	(18)	3	2,263	(3)	26	19

2020	Hidrelétrica Pipoca	Retiro Baixo	Aliança Norte	Guanhães Energia	Amazônia Energia	Renova	Madeira Energia
Assets
Current	21	87	—	13	—	998	945
Cash and cash equivalents	8	74	—	6	—	29	263
Non-current	89	331	1,189	405	1,296	1,299	21,370
Total assets	110	418	1,189	418	1,296	2,297	22,315

Liabilities
Current	17	30	—	27	—	725	1,150
Loans and financings	7	14	—	12	—	380	108
Non-current	20	63	—	123	—	2,680	18,906
Loans and financings	20	55	—	106	—	1,083	4,902
Equity	73	325	1,189	268	1,296	(1,108)	2,259
Total liabilities and equity	110	418	1,189	418	1,296	2,297	22,315

Statement of income
Net sales revenue	33	73	—	49	—	70	3,200
Cost of sales	(6)	(29)	—	(36)	—	(46)	(2,720)
Depreciation and amortization	(3)	(11)	—	(17)	—	(7)	(869)
Gross profit (loss)	27	44	—	13	—	24	480
General and administrative expenses	(1)	(4)	(1)	—	—	(122)	(82)
Finance income	—	2	—	—	—	—	258
Finance expenses	(2)	(6)	—	(10)	—	26	(2,112)
Operational profit (loss)	24	36	(1)	3	—	(72)	(1,456)
Share of (loss) profit, net, of subsidiaries and joint ventures	—	—	(77)	—	(84)	95	—
Income tax and social contribution tax	(2)	(3)	—	(2)	—	(1)	10
Net income (loss) for the year	22	33	(78)	1	(84)	22	(1,446)

Comprehensive income (loss) for the year	22	33	(78)	1	(84)	22	(1,446)

2020	Baguari Energia	Aliança Geração	UFV Janaúba	UFV Corinto	UFV Manga	UFV Bonfinópolis II

Assets
Current	63	805	3	2	1	—
Cash and cash equivalents	10	385	2	1	—	—
Non-current	209	2,461	19	18	23	13
Total assets	272	3,266	22	20	24	13

Liabilities
Current	22	503	—	—	—	—
Loans and financings	—	19	—	—	—
Non-current	21	905	—	1	2	—
Loans and financings	—	261	—	—	—	—
Equity	229	1,858	22	19	22	13
Total liabilities and equity	272	3,266	22	20	24	13

Statement of income
Net sales revenue	73	1,042	—	3	3	—
Cost of sales	(30)	(580)	3	—	—	—
Depreciation and amortization	(11)	(154)	(1)	(1)	(1)	—
Gross profit (loss)	43	462	3	3	3	—
General and administrative expenses	5	(47)	—	(1)	(2)	—
Finance income	2	28	—	—	—	—
Finance expenses	(1)	(63)	—	—	—	—
Operational profit (loss)	49	380	3	2	1	—
Share of (loss) profit, net, of subsidiaries and joint ventures	—	—	—	—	—	—
Income tax and social contribution tax	(17)	(126)	—	—	—	—
Net income (loss) for the year	32	254	3	2	1	—

Comprehensive income (loss) for the year	32	254	3	2	1	—

2020	UFV Lagoa Grande	UFV Lontra	UFV Mato Verde	UFV Mirabela	UFV Porteirinha I	UFV Porteirinha II
Assets
Current	2	—	1	—	1	—
Cash and cash equivalents	1	—	—	—	—	—
Non-current	24	29	11	9	12	12
Total assets	26	29	12	9	13	12

Liabilities
Current	—	1	—	—	—	—
Non-current	—	1	—	—	—	—
Equity	26	27	12	9	13	12
Total liabilities and equity	26	29	12	9	13	12

Statement of income
Net sales revenue	2	—	—	1	—	—
Cost of sales	—	(1)	—	—	—	—
Gross profit (loss)	2	(1)	—	1	—	—
General and administrative expenses	(1)	(1)	—	—	—	(1)
Operational profit (loss)	1	(2)	—	1	—	(1)
Income tax and social contribution tax	—	—	—	—	—	1
Net income (loss) for the year	1	(2)	—	1	—	—

Comprehensive income (loss) for the year	1	(2)	—	1	—	—

2019	Centroeste	Ativas Data Center	Taesa	Axxiom Soluções Tecnológicas	Hidrelétrica Cachoeirão	Hidrelétrica Pipoca	Retiro Baixo	Aliança Norte
Assets
Current	29	33	3,568	34	35	11	68	1
Cash and cash equivalents	27	8	83	7	30	2	56	1
Non-current	35	107	7,662	26	82	89	343	1,266
Total assets	64	140	11,230	60	117	100	411	1,267

Liabilities
Current	6	24	996	28	7	11	34	1
Loans and financings	3	13	10	8	—	7	14	—
Non-current	11	34	5,307	5	—	26	77	—
Loans and financings	8	31	4,159	—	—	26	68	—
Equity	47	82	4,927	27	110	63	300	1,266
Total liabilities and equity	64	140	11,230	60	117	100	411	1,267

Statement of income
Net sales revenue	17	83	1,795	53	38	30	70	—
Cost of sales	(5)	(75)	(574)	(54)	(17)	(15)	(30)	—
Depreciation and amortization	(1)	(18)	(5)	(2)	(3)	(3)	(9)	—
Gross profit (loss)	12	8	1,221	(1)	21	15	40	—
General and administrative expenses	(2)	(7)	(122)	(11)	—	—	(4)	(2)
Finance income	2	—	97	—	1	—	3	—
Finance expenses	(2)	(3)	(356)	(2)	—	(3)	(8)	—
Operational profit (loss)	10	(2)	840	(14)	22	12	31	(2)
Share of (loss) profit, net, of subsidiaries and joint ventures	—	—	306	—	—	—	—	19
Income tax and social contribution tax	(1)	—	(144)	5	(2)	(1)	(3)	—
Net income (loss) for the year	9	(2)	1,002	(9)	20	11	28	17
			—
Comprehensive income (loss) for the year	9	(2)	1,002	(9)	20	11	28	17

2019	Amazônia Energia	Madeira Energia	Baguari Energia	Renova (restated)	Lightger	Guanhães Energia	Aliança Geração
Assets
Current	—	750	60	21	87	11	935
Cash and cash equivalents	—	78	9	5	69	5	435
Non-current	1,380	21,680	187	2,269	124	419	2,409
Total assets	1,380	22,430	247	2,290	211	430	3,344
						—
Liabilities						—
Current	1	1,177	16	2,928	53	27	610
Loans and financings	—	73	—	1,507	9	12	161
Non-current	—	17,548	4	493	63	136	876
Loans and financings	—	10,925	—	55	63	127	276
Equity	1,379	3,705	227	(1,130)	95	267	1,858
Total liabilities and equity	1,380	22,430	247	2,291	211	430	3,344

Statement of income
Net sales revenue	—	3,198	68	98	50	51	1,103
Cost of sales	—	(2,508)	(23)	(66)	(27)	(38)	(681)
Depreciation and amortization	—	(869)	(9)	(9)	(11)	(14)	(151)
Gross profit (loss)	—	690	45	32	23	13	422
General and administrative expenses	—	(99)	—	(660)	(2)	(5)	(31)
Finance income	—	131	4	3	4	1	39
Finance expenses	—	(1,683)	(1)	(448)	(7)	(9)	(90)
Operational profit (loss)	—	(961)	48	(1,073)	18	—	340
Share of (loss) profit, net, of subsidiaries and joint ventures	20		—	66	—	—
Income tax and social contribution tax	—	10	(16)	(7)	(3)	(2)	(111)
Net income (loss) for the year	20	(951)	32	(1,014)	15	(2)	229

Comprehensive income (loss) for the year	20	(951)	32	(1,014)	15	(2)	229

Madeira Energia S.A. (‘MESA’) and FIP Melbourne (special purpose vehicle through which Cemig GT helds interests in ‘SAAG’)

Santo Antônio Energia S.A (‘SAESA’) is a wholy-owned subsidiary of MESA, SAESA’s, whose objects are operation and maintenance of the Santo Antônio Hydroelectric Plant and its transmission system, for 35 years from its signature, on June 13, 2008. The Santo Antônio Hydroelectric Plant began commercial operation with its first generating unit in 2012, and reached full generation in December 2016. Between the shareholders include Furnas, Odebrecht Energia, SAAG and the Company.

On December 31, 2021 MESA reported a negative net working capital, which was compounded by the arbitration decision effects described in the following topics. Hydroelectric plants project finances structurally present negative net working capital in the first years of operation, because they are built using high levels of financial leverage. On the other hand, they have firm long term contracts for energy supply as support and guarantee of payment of their debts.

To balance the situation of capital structure and liquidity, in addition to the measures described below, related to the arbitral decision effects, MESA has been adopting some actions aimed at reducing the operational expenditure, protecting the exposure to hydrological risks, optimizing the capital structure and managing the energy operations.

Arbitration proceeding 115/2018 – Madeira Energia S.A.

In 2018 SAAG and Cemig GT filed Arbitration Proceeding 115/2018, seeking to annul the capital increase, approved by MESA Extraordinary General Meeting held on August 28, 2018, through capitalization of the credits arising from the annulment of the capital increase made in 2014 , which had been annulled in a previous arbitration proceeding.

On December 13, 2021 was released the arbitration decision annulling the capital increase part of the arbitration procedding, as well as on March 16, 2022, the Market Arbitration Chamber published a decision on a motion for clarification, in which was determined the revert of the increase of capital made by the shareholders in this investee.

As a consequence of the arbitration decision, Cemig GT’s direct and indirect equity holding in Mesa is increased from 8.54% to 9.86%, and 6.97% to 8.05%, respectively, resulting in a consolidated ownership increase from 15.51% to 17.91%.

On April 29, 2022, MESA informed that the shareholder Furnas Centrais Elétricas S.A., which is also a party in the arbitration process, notified MESA that, on April 28, 2022, a preliminary injunction in their legal action was granted, for the immediate suspension of the CAM 115/2018 arbitration decision, in order to maintain the equity interest held before its effects. According to MESA’s legal advisors, the aforementioned suspension is not definitive and they assessed the probability of loss as probable, therefore, the investee maintained the provision for capital reduction in its quarterly financial information for the period ended on March 31, 2022.

Since the legal action in which the preliminary injunction was granted is currently in the initial stages, the Company, based on the opinion of its legal advisors, believes that a modification on the arbitration decision effects is remote.

Arbitration proceeding 21,511/ASM/JPA (c. 21,673/ASM) – Santo Antônio Energia S.A.

On January 31, 2022, was released the arbitration decision on arbitration proceeding in CCI (International Chamber of Commerce) Nº 21,511/ASM/JPA (c. 21,673/ASM), which consolidated the matters between Santo Antônio Energia S.A. (SAESA), Consórcio Construtor Santo Antônio (CCSA) and other parties, relating, in summary, to the following issues:

i.       Liability of CCSA for reimbursement of the costs of replenishing the collateral, and use of the contractual limitation clause, specified in contract.

ii.       Liability of SAESA relating to the increase in costs incurred by CCSA arising, mainly, from strikes and work stoppages occured from 2009 to 2013.

The result of this arbitration, made available by the International Arbitration Court of the International Chamber of Commerce on February 7, 2022, indicates that part of the claims of Saesa were accepted, as well as some of the claims of CCSA and where applicable of its co-consortium members against SAESA. Also, the arbitration decision initially declared as being without effect the instrument entitled “Terms and Conditions”, which was the basis for recognition by the Company of the “Reimbursable Expenditures”, as set out in an explanatory note to the financial statements of Saesa.

As well as the granted CCSA claims, with which Saesa vehemently disagrees, that have already been provisioned in SAESA financial statements as “Guarantee Deposits” (R$770) and “Other Provisions” (R$492), other claims were also granted with an estimated additional value of R$226 payable.

Under the financing contracts signed with the National Bank for Economic and Social Development (‘BNDES’) and financing contracts under on lending from the BNDES, any amounts that SAESA is ordered to pay will be paid in accordance with procedures determined in the respective contracts.

On March 9, 2022, SAESA filed a motion for clarification on certain matters of the final decision, including pecuniary aspects, and believes that only after evaluation of this claim and any other motions for clarification that may be requested by the other parties involved, the decision will become definitive and able to produce effects, with effective decision on any amounts that may eventually be payable by SAESA.

On April 11, 2022, SAESA requested, by means of a “exception of pre-execution” the extinction of a lawsuit filed by ‘Grupo Industrial Complexo Rio Madeira’ (GICOM), a CCSA member, for a partial execution of the arbitration decision, in the amount of R$645. In summary, GICOM believed that the decision released in the arbitration procedure would be final and enforceable. On April 17, 2022, a court decision was rendered in the lawsuit for partial execution of the arbitration decision, receiving the exception of pre-execution presented by SAESA and granting suspensive effect to interrupt the period for the executed debts payment until the Arbitral Court considers the motions for clarification or the exception of pre-execution is judged, whichever occurs first.

On April 29, 2022, the MESA Extraordinary General Meeting approved a capital increase until R$1.582, to be made in order to capitalize SAE. Cemig GT relinquished the right to subscribe the investee’s shares and will not make the contribution referring to its equity holding.

SAESA also reiterated that the arbitration proceedings are in progress, still treated with confidentiality.

Investment in Madeira Energia S.A.

The arbitration decision against the claims of SAE, is an event after the reporting period of these financial statements, with an adjusting effect and reflects the preliminary results of the arbitration decision, since it is about conditions that existed on December 31, 2021, as per the provisions of IAS 10 –Events After the Reporting Period.

As a result of the above mentioned arbitration decisions, the Company recognized a impairment of R$367, which results in reduction of the investment carrying amount to zero and, in accordance with IAS 28 – Investments in Associates and Joint Ventures, has constituted a liability of R$162 for the obligations assumed on behalf of investee in equity support and guarantee agreements.

The liability was estimated applying of the Company’s direct percentage shareholding in Mesa, currently 9.86%, applied to the expected cash outflow to settle the debt arising from the arbitration judgment. Considering that there are specific circumstances established in shareholders’ agreements, and in the share purchase agreement of SAAG, and in the guarantees themselves provided by SAAG to Saesa, the Company believes that it does not have a responsibility in relation to its indirect shareholding in Mesa, currently of 8.05%, since it did not assume the obligations which were contracted by SAAG to Saesa before it entered the business; therefore, the other shareholder, the former holder of 100% of the equity (AG Participações), remains as guarantor of all the related obligations to that investee.

Amazônia Energia S.A. and Aliança Norte Energia S.A.

Amazônia Energia and Aliança Norte are shareholders of Norte Energia S.A. (‘NESA’), which holds the concession to operate the Belo Monte Hydroelectric Plant. Through the jointly controlled entities referred to above, Cemig GT owns an indirect equity interest in NESA of 11.69%.

On December 31, 2021 NESA presents negative net working capital of R$189 (R$160 on December 31, 2020), and will spend further amounts on projects specified in its concession contract, even after conclusion of the construction and full operation of the Belo Monte Hydroelectric Plant. According to the estimates and projections, the negative net working capital, and the future demands for investments in the hydroelectric plant, will be supported by revenues from future operations and/or raising of bank loans.

The Company evaluated the recoverability amount of its investment in NESA, based on its value in use, in accordance with IAS 36 – Impairment of Assets, and IFRS 13 – Fair Value Measurement, and has concluded that the recoverable amount of the investment is higher than its carrying amout at December 31, 2021.

On September, 2015, NESA was awarded a preliminary injunction ordering the grantor to ‘abstain, until hearing of the application for an injunction made in the original case, from applying to Appellant any penalties or sanctions in relation to the Belo Monte Hydroelectric Plant not starting operations on the date established in the original timetable for the project, including those specified in an the grantor (Aneel) Normative Resolution 595/2013 and in the Concession Contract for the Belo Monte Hydroelectric Plant’. The legal advisors of NESA have classified the probability of loss as ‘possible’ and estimated the potential loss on December 31, 2019 to approximately R$2,832 (R$2,407 on December 31, 2020).

d)	Shareholding restructuring of the wholly-owned transmission - Centroeste

On November 24, 2021, the Extraordinary General Meeting of the wholly-owned subsidiary Cemig GT approved an increase in the share capital of Cemig GT, by subscription of the investment held by the Company in Centroeste, thus completing the shareholding restructuring authorized by the Company’s Board of Directors on February 12, 2021. Because it involved entities under common control, this restructuring is outside the scope of IFRS 3.

This transfer, which had the prior consent of Aneel, was recorded in amount of R$124, supported with valation report measured at book value on October 31, 2021.

e)	Acquisition of Sete Lagoas Transmissora de Energia S.A. (‘SLTE‘) - Business combination

On December 23, 2021, Cemig completed the acquisition of 100% of the shares in SLTE, under a share purchase agreement signed on July 27, 2021 with Cobra Brasil Serviços, Comunicações e Energia S.A. and Cobra Instalaciones Y Servicios S.A.

The Sete Lagoas 4 substation began operating in June 2014, and accesses the National Grid through switching from the Neves 1–Três Marias 345kW Transmission Line (345 kV), owned by Cemig GT, which already operates the related terminals at this substation.

The consideration transferred included (i) an amount of R$48 paid in cash, and (ii) a escrow account, of R$1, which is retained due to environmental issues pending resolution by SLTE. The amount retained will be transferred to Cobra if this issue is resolved on favorable terms to SLTE within 24 months, with Cemig having the right to indemnity for any losses that exceed this amount.

The Company applied the acquisition method to account the business combination and measured, provisionally, the identifiable assets acquired and the liabilities assumed at their respective acquisition-date fair value, in accordance with the provisions of IFRS 3. During the measurement period, the Company may retrospectively adjust the provisional amounts recognized at the acquisition date, to reflect any new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized. The measurement period is the period subsequent to the acquisition date during which the provisional amounts recognized for a business combination may be adjusted. It is limited to one year from the acquisition date.

Estimated fair value of net assets acquired

The preliminary fair value of net assets acquired at the acquisition date is as follows:

SLTE
Book value of the investee	58
Negative difference between fair value and equity value	(5)
Estimaged fair of net assets acquried	53
Bargain purchase, recognized in 2021 profit	(4)
Cash consideration paid for 100% of the equity of SLTE	49

The fair value of the assets and liabilities acquired at the acquisition date, is as follows:

Assets	Fair value on the transaction date	Liabilities	Fair value on the transaction date
Current	15	Current	3
Cash and cash equivalents	7	Loans and financings	2
Contract assets (1)	7	Other current liabilities	1
Other current assets	1	Non-current	35
Non-current	76	Loans and financings	11
Contract assets	73	Deferred tax liabilities	16
Other non-current assets	3	Taxes	8
		Fair value of net identifiable assets	53

(1)	Considering that the concession contract is identifiable and may be measured in objective and reliable terms, the negative difference between fair value and the carrying amount was recognized in the subgroup ‘Contractual assets’ in the consolidated financial statements, and was considered as part of the investment in the individual financial statements. The (negative) added value is amortized over the period of the concession.

The assets and liabilities of the subsidiary, and their results, are presented in operating transmission segment.

f)	Risks related to compliance with laws and regulations

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

Additionally, since 2017 Renova, whose equity interest held by Cemig GT was classified in Non-current assets held for sale in 2021, is part of an investigation conducted by the Civil Police of Minas Gerais State and other public authorities related to certain injections of capital made by the controlling shareholders, including the Company and its subsidiary Cemig GT, and injections made in prior years by Renova in certain projects under development.

The police investigations of the inquiries referred to as operation “E o vento levou” and of the Minas Gerais Civil Police have not yet been completed, but no results are expected from these investigations with effects that could significantly impact the Company’s financial statements, even if there may be any which were not recorded by Renova, since no contractual or constructive obligations to the investee were assumed either by the Company nor by any of its subsidiaries.

Considering the share purchase agreement signed for disposal of the investment held in Renova, as reported in Note 32 to these financial statements, no effects are expected after the conclusion of the sale transaction, considering that the share purchase instrument does not specify any right of indemnity against Cemig GT in relation to any act, fact, event, action or omission which took place before and/or after the date of its signature, except to the extent that they may constitute a violation or inexactitude of any of the declarations or warranties given by Cemig GT. In the contract, the parties expressly recognized the “no claims” nature of the transaction.

Internal procedures for risks related to compliance with law and regulations

Taking into account the investigations that are being conducted by public authorities relating to the Company and to certain investees, the governance bodies of the Company have authorized contracting third-party investigator to analyze the internal procedures related to these investments, as well as internal proceedings related to the acquisition of Light’s interest in Enlighted (see Note 25 of the Financial Statements). This independent investigation was subject to oversight of an independent Special Investigation Committee whose creation was approved by our Board of Directors.

The Company’s internal investigation was completed and the corresponding report was issued on May 8, 2020, and identified no objective evidence substantiating illegal acts made by Company in the Company’s investments that were the subjects of the investigation. Therefore, there was no impact in the Company consolidated financial statements, neither for the year ended in December 31, 2021 and 2020 nor for prior periods.

In the second half of 2019, Company signed tolling agreements with the Securities and Exchange Commission (SEC) and US Department of Justice (DOJ), which were extended until August, 2021, and on July 2021, respectively. Cemig has complied with the requests and intends to continue cooperating fully with the SEC and the DOJ, in accordance with any demands presented.

Due to the completion of the investigations for which the Special Investigation Committee was constituted, from the delivery of the final report by the third-party investigator, the governance bodies of the Company decided to extinguish that Committee. If there are any future needs resulting from developments in this matter, the Committee can be reinstated.

In the end of 2020 the Company began internal procedures for investigation of allegations received by the Minas Gerais State Public Attorneys’ Office, through Official Letters, the content of which refers to alleged irregularities in public bidding purchasing processes. The investigation is being conducted by a new Investigation Committee, with support from third-party investigator.

The independent internal investigation begun in 2020 has been concluded, and its final report has been delivered and was approved by the Investigation Committee on November 24, 2021: no matters was identified that might present a significant impact on the financial statements at December 31, 2021 or on financial statements for prior business years. However, the Company awaits completion of the investigations by the Public Attorneys’ Office of Minas Gerais State (MPMG) and by other Brazilian and international authorities that are still ongoing.

The Company will evaluate any changes in the future and potential impacts that could affect the financial statements, if appropriate. The Company will continue to cooperate with the relevant domestic and foreign authorities in these investigations.

17.	PROPERTY, PLANT AND EQUIPMENT

	2021			2020
	Historical cost	Accumulated depreciation	Net value	Historical cost	Accumulated depreciation	Net value
In service
Land	246	(26)	220	247	(23)	224
Reservoirs, dams and watercourses	3,296	(2,352)	944	3,300	(2,280)	1,020
Buildings, works and improvements	1,086	(838)	248	1,100	(836)	264
Machinery and equipment	2,673	(1,976)	697	2,647	(1,930)	717
Vehicles	20	(19)	1	21	(19)	2
Furniture and utensils	14	(11)	3	14	(11)	3
	7,335	(5,222)	2,113	7,329	(5,099)	2,230

In progress	306	—	306	177	—	177
Net property, plant and equipment	7,641	(5,222)	2,419	7,506	(5,099)	2,407

Changes in PP&E are as follows:

	2020	Additions	Disposals	Depreciation	Reversal of provision (2)	Transfers / capitalizations	2021
In service
Land (1)	224	—	(1)	(3)	—	—	220
Reservoirs, dams and watercourses	1,020	—	—	(81)	—	5	944
Buildings, works and improvements	264	—	—	(17)	—	1	248
Machinery and equipment	717	—	(14)	(69)	—	63	697
Vehicles	2	—	—	(1)	—	—	1
Furniture and utensils	3	—	—	—	—	—	3
	2,230	—	(15)	(171)	—	69	2,113
In progress	177	182	—	—	16	(69)	306
Net property, plant and equipment	2,407	182	(15)	(171)	16	—	2,419

(1)	Certain land sites linked to concession contracts and without provision for reimbursement are amortized in accordance with the period of the concession.
(2)	Reversal of a provision previously recognized for impairment of works in progress assets with expectation of partial or total cancellation, due to the Company’s withdrawn of a previously agreed consortium
F-94

	2019	Additions	Disposals (3)	Depreciation	Transfers / capitalizations (2)	2020
In service
Land (1)	229	—	(1)	(4)	—	224
Reservoirs, dams and watercourses	1,080	—	—	(80)	20	1,020
Buildings, works and improvements	274	—	—	(18)	8	264
Machinery and equipment	729	20	(2)	(79)	49	717
Vehicles	2	—	—	—	—	2
Furniture and utensils	3	—	—	—	—	3
	2,317	20	(3)	(181)	77	2,230
In progress	133	112	11	—	(79)	177
Net property, plant and equipment	2,450	132	8	(181)	(2)	2,407

(1)	Certain land sites linked to concession contracts and without provision for reimbursement are amortized in accordance with the period of the concession.
(2)	Balances of R$2 were transferred to Intangible assets from PP&E.
(3)	Includes the impairment loss recognized for assets in progress.

	2018	Additions	Disposals	Depreciation	Transfers / capitalizations (2)	2019
In service
Land (1)	215	—	—	(3)	17	229
Reservoirs, dams and watercourses	1,150	—	(4)	(80)	14	1,080
Buildings, works and improvements	314	—	(5)	(19)	(16)	274
Machinery and equipment	854	—	(81)	(78)	34	729
Vehicles	5	—	—	(3)	—	2
Furniture and utensils	4	—	(1)	—	—	3
	2,542		(91)	(183)	49	2,317
In progress	120	70	(12)	—	(45)	133
Net property, plant and equipment	2,662	70	(103)	(183)	4	2,450

(1)	Certain land sites linked to concession contracts and without provision for reimbursement are amortized in accordance with the period of the concession.
(2)	Balances of R$4 were transferred between Intangible assets, concession contract assets and PP&E.

Depreciation rates, which take into consideration the expected useful life of the assets, are revised annually by Management and are as follows:

Generation	(%)	Administration	(%)
Reservoirs, dams and watercourses	2	Software	20
Buildings — Machine room	2	Vehicles	14.29
Buildings — Other	3.33	IT equipment in general	16.67
Generator	3.33	General equipment	6.25
Water turbine	2.5	Buildings — Other	3.33
Pressure tunnel	3.13
Command station, panel and cubicle	3.57
Floodgate	3.33

The average annual depreciation rate for the year 2021 is 3.33% (3.14% in 2020 and 3.13% in 2019). The segregation by activity is as follows:

Hydroelectric Generation	Wind Power Generation	Administration
3.14%	5.20%	6.35%

The Company has not identified any evidence of impairment of its Property, plant and equipment assets. The generation concession contracts provide that at the end of each concession the grantor must determine the amount to be indemnified to the Company for the residual value. Management believes that the amount ultimately received will be higher than the historical residual value.

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

	Stake in power output (%)	Average annual depreciation rate (%)	2021	2020
In service
Queimado Power Plant	82.50	3.94	220	218
Accumulated depreciation			(127)	(117)
Total in service			93	101

In progress
Queimado Power Plant	82.50	—	—	2
Total in progress			—	2
Total			93	103

18.	INTANGIBLE ASSETS

	2021			2020
	Historical cost	Accumulated amortization	Residual value	Historical cost	Accumulated amortization	Residual value
In service
Useful life defined
Temporary easements	15	(5)	10	13	(4)	9
Onerous concession	13	(8)	5	19	(13)	6
Assets of concession	21,476	(9,669)	11,807	20,781	(9,107)	11,674
Assets of concession - GSF	1,032	(66)	966	—	—	—
Others	78	(74)	4	78	(70)	8
	22,614	(9,822)	12,792	20,891	(9,194)	11,697
In progress	161	—	161	113	—	113
Net intangible assets	22,775	(9,822)	12,953	21,004	(9,194)	11,810

Changes in Intangible assets are as follow:

	2020	Additions	Disposals	Amortization	Transfers (1)	2021
In service
Useful life defined
Temporary easements	9	—	—	(1)	2	10
Onerous concession	6	—	—	(1)	—	5
Assets of concession	11,674	—	(23)	(757)	913	11,807
Assets of concession - GSF	—	1,032	—	(66)	—	966
Others	8	—	—	(4)	—	4
	11,697	1,032	(23)	(829)	915	12,792
In progress	113	51	—	—	(3)	161
Net intangible assets	11,810	1,083	(23)	(829)	912	12,953

(1)	The transfers were made between concession contract assets to Intangible assets: R$902.

	2019	Additions	Disposals (1)	Amortization	Transfers (2)	2020
In service
Useful life defined
Temporary easements	8	—	—	—	1	9
Onerous concession	7	—	—	(1)	—	6
Assets of concession	11,517	—	(24)	(738)	919	11,674
Others	10	—	—	(5)	3	8
	11,542	—	(24)	(744)	923	11,697
In progress	82	41	—	—	(10)	113
Net intangible assets	11,624	41	(24)	(744)	913	11,810

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

The main amortization rates, which take into account the useful life that management expects for the asset, and reflect the expected pattern of their consumption, are as follows:

Energy	(%)	Administration	(%)
System cable – below 69 KV	6.67	Software	20.00
System cable – below 69 KV	3.57	Vehicles	14.29
Structure – Posts	3.57	General equipment	6.25
Overhead distribution transformer	4.00	Buildings	3.33
Circuit breaker – up to 69 kV	3.03
Capacitor bank – up to 69 kV	6.67
Voltage regulator – up to 69 kV	4.35

Gas	(%)	Administration	(%)
Tubing	3.33	Software	20.00
Buildings, works and improvements	4.00	Vehicles	20.00
Improvements in leased properties	10.00	Data processing equipment	20.00
Machinery and equipment	5.00 a 20.00	Furniture	10.00

The annual average amortization rate is 3.94%. The segregation by activity is as follows:

Hydroelectric Generation	Wind Power Generation	Gas	Distribution	Administration
7.44%	8.81%	3.33%	3.83%	15.82%

Under the regulations of the energy segment, property, plant and equipment used in the distribution concession are linked to these services, and cannot be withdrawn, disposed of, assigned or provided in guarantee without the prior express authorization of the Grantor.

The rights of authorization of the gas distribution concession, granted to Gasmig, valued at R$396 (R$412 on December 31, 2020), and to generate wind power granted to the subsidiary Parajuru and Volta do Rio, in the total amount of R$116 (R$128 on December 31, 2020) are classified in the consolidated statement of financial position under intangibles assets and are amortized by the straight-line method, for the period of the concessions.

The Value in Use of the assets was calculated based on the projection of future expected cash flows for the operation of the assets of the subsidiary, brought to present value by the weighted average cost of capital defined for the company’s activity, using the Firm Cash Flow (FCFF) methodology.

Renegotiation of hydrological risk – the Generation Scaling Factor (GSF)

On September 9, 2020, the Law 14,052 was passed aiming to compensate holders of hydroelectric plants for the costs incurred due to the GSF, under the Energy Reallocation Mechanism (MRE) for the period from 2012 to 2017, during which there was hydrological crisis The aim of this new law is to compensate the holders of hydroelectric plants participating in the MRE for , and the following non-hydrological risks were incurred by the hydroelectric plants holders:

(i)	generation ventures classified as structural, related to bringing forward of physical guarantee of the plants;
(ii)	the restrictions on start of operation of the transmission facilities necessary for outflow of the generation output of structural projects; and
(iii)	generation outside the merit order system, and importation.

This compensation in the form of an extension of the term of the concession or authorization to operate, limited to 7 years, calculated on the basis of the parameters applied by Aneel.

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

On June 11, 2021, the Board of Directors authorized withdrawal of any legal proceedings based on the MRE, and the signing of the Term of Acceptance of Law 14,052/2020 provisions, for the plants within the concession contracts of Cemig GT and subsidiaries. With the approval by the Board of Directors, the Company recognized, on the second quarter of 2021, an intangible asset relating to the right to the extension of concessions, with counterpart in “Operational costs – Renegotiation of Hydrological risk (Law 14,052/20)”, in the amount of R$910.

On August 03, 2021, Aneel ratified, through the Resolution nº. 2,919/2021, the terms of concession extension of hydroelectric plants participating in the MRE, including all of the Company’s plants qualified for the renegotiation, except for Queimado and Irapé, which renegotiate the hydrological risk through the Resolution nº. 684/2015 and were not covered by the Resolution nº. 2,919/2021. The values ratified are aligned with the Company estimations, based on the Resolution Aneel nº. 895/2020.

On September 14, 2021 Aneel ratified the grant extension of the hydroelectric plants participating in the MRE, through Resolution (ReH) 2,932/2021, including Irapé and Queimado, for which the extensions were under discussion with the Grantor, and, therefore, were not included in ReH 2,919/2021. Thus, in the third quarter of 2021, there was a recognition of an increase of R$122 in Intangible assets, due to the concessions extension of those plants. As a result, the total of Intangible assets was increased to R$1,032, which is recognized as a decrease in Operational costs, as Renegotiation of hydrological risk – Law 14,052/20.

The fair values of the concessions extension rights have been estimated individually, as shown in the table below, using the revenue approach, under which future values are converted into a single present value, discounted by the rate of profitability approved by Management for the energy generation activity, reflecting present market expectations in relation to the future amounts. The useful life of items that are components of Intangible assets has been adjusted for the new remaining concession period, that is the result of addition, to the original concession period, of the new concession extension granted.

Power Plant	Intangible assets – Right to extension of concession	End of concession	Extension in years	New end of concession
Cemig Geração Camargos	9	01/05/2046	7	01/03/2053
Cemig Geração Itutinga	8	01/05/2046	7	01/03/2053
Cemig Geração Leste	—
Dona Rita	—	07/03/2046	4	07/19/2050
Ervalia	—	07/03/2046	0.8	04/19/2047
Neblina	—	07/03/2046	0.8	04/19/2047
Peti	—	01/05/2046	7	01/03/2053
Sinceridade	—	07/03/2046	0.7	03/12/2047
Tronqueiras	—	01/05/2046	1	12/26/2046
Cemig Geração Oeste	—
Cajuru (Cemig)	—	01/05/2046	7	01/03/2053
Cemig Geração Salto Grande	40	01/05/2046	7	01/03/2053
Cemig Geração Sul	2
Coronel Domiciano	—	07/03/2046	0.8	04/11/2047
Joasal	1	01/05/2046	7	01/03/2053
Marmelos	—	01/05/2046	7	01/03/2053
Paciencia	—	01/05/2046	7	01/03/2053
Piau	1	01/05/2046	7	01/03/2053
Cemig Geração Três Marias	116	01/05/2046	7	01/03/2053
Cemig Poço Fundo	1	05/29/2045	7	05/27/2052
Cemig PCH (Pai Joaquim)	—	04/04/2032	0.4	09/14/2032
Horizontes	—
Machado Mineiro	—	07/08/2025	1.9	05/21/2027
Rosal	9	05/08/2032	3.6	12/13/2035
Sá Carvalho	39	12/01/2024	1.7	08/27/2026
Total	226
Nova Ponte	255	07/23/2025	2.1	08/11/2027
Irapé	105	02/28/2035	2.6	09/18/2037
Queimado	19	12/18/2032	1.8	06/26//2034
Sao Bernardo (Cemig)	1	08/19/2025	1.9	06/27/2027
Emborcação	426	07/23/2025	1.8	05/26/2027
Total Cemig GT	806
Total (R$)	1,032

The Resolution nº. 2,919/2021 ratified the amount of the right to compensation for the São Simão, Jaguara, Miranda and Volta Grande generation plants, which had been owned by Cemig GT during the period stipulated in the Law 14,052/20, but does not specify how this compensation will happen in the event of absence of debts with the Federal Government related to the regime of concessions determined in that Law. The amounts calculated are:

 Schedule of power plant offer for tender

Cemig Geração - Plant re-offered for tender	Amount
São Simão	783
Miranda	145
Jaguara	237
Volta Grande	157
Total	1,322

Considering that there is no legal provision relating to how to settled the compensation of these non-hydrological risks will happen and such compensation depends on the occurrence of uncertain future events, which are not totally under its control, these contingent assets have not been recognized.

19.	LEASING TRANSACTIONS

The Company recognized a right to use and a lease liability for the following contracts which contain a lease in accordance with IFRS 16:

▪	Leasing of commercial real estate used for serving customers;
▪	Leasing of building used as administrative headquarter;
▪	Leasing of commercial vehicles used in operations.

The Company has elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (short-term leases), and lease contracts for which the underlying asset is of low value (low-value assets). Thus, these leasing agreements are recognized as an expense in the income statement on the straight-line basis, over the period of the leasing. Their effects on net income from January to December 2021 were immaterial.

The discount rates were obtained by reference to the Company’s incremental borrowing rate. In August 2021 the Company reviewed the methodology for discount rates estimation, which is now based on the risk-free rate adjusted to the reality of the Company, in order to reflect more appropriately its credit risk, and the economic conditions on the date of the agreement, as follows:

Marginal rates	Annual rate (%)	Monthly rate (%)
Initial application
Up to two years	7.96	0.64
Three to five years	10.64	0.85
Six to twenty years	13.17	1.04

Contracts entered – 2019 at 2021
Up to three years	6.87	0.56
Three to four years	7.33	0.59
Four to twenty years	8.08	0.65

Contracts entered – August at December 2021 (1)
Up to five years	5.81	0.47
Six to ten years	5.89	0.48
Eleven to fifteen years	5.95	0.49
Sixteen to thirty years	5.95	0.49

(1)	Monthly the Company calculates the addition to the rate to be applied to the new contracts. For the purposes of publication, these are presented at the average rates used.

a)	Right-of-use assets

The right-of-use assets were valued at cost, corresponding to the amount of the initial measurement of the lease liabilities, adjusted by its remeasurements, and amortized on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

Changes in the right-of-use assets are as follows:

	Real estate property	Vehicles	Total
Balances at December 31, 2019	206	71	277
Disposals (contracts terminated)	(9)	—	(9)
Amortization	(25)	(40)	(65)
Addition	6	—	6
Remeasurement	7	(4)	3
Balances at December 31, 2020	185	27	212
Disposals (contracts terminated)	(5)	—	(5)
Amortization (1)	(8)	(41)	(49)
Addition	11	—	11
Remeasurement (2)	9	48	57
Balances at December 31, 2021	192	34	226

(1)	Amortization of the right-of-use assets is recognized in the Income Statement is net of use of the credits of PIS, Pasep and Cofins taxes on leasing payments of R$1 (R$2 on December 31, 2020).
(2)	The Company has identified events giving rise to modifications of their principal contracts. When occurred, the lease liabilities adjustments are recognized in counterpart of the right-of-use assets.

b)	Lease liabilities

The liability for leasing agreements is measured at the present value of lease payments to be made over the lease term, discounted at the Company’s incremental borrowing rate. The liability carring amount is remeasured to reflect leases modifications as specified in IFRS 16.

The changes in the lease liabilities are as follows:

2019
Balances at December 31, 2019	288
Addition	6
Disposals (contracts terminated)	(10)
Accrued interest	29
Payment of principal portion of lease liability	(84)
Payment of interest	(4)
Remeasurement (2)	2
Balances at December 31, 2020	227
Addition	11
Disposals (contracts terminated)	(5)
Accrued interest (1)	27
Payment of principal portion of lease liability	(70)
Payment of interest	(3)
Remeasurement (2)	57
Balances at December 31, 2021	244

Current liabilities	62
Non-current liabilities	182

(1)	Financial expenses recognized in the income statement are net of PIS/Pasep and Cofins taxes credits on lease payments in the amounts of R$2 (R$2 on December 31, 2020).
(2)	The Company identified events that give rise to modifications of their principal contracts. When occurred, the lease liabilities adjustments are recognized in counterpart of the right-of-use assets.

The potential right to recovery of PIS/Pasep and Cofins taxes embedded in the leasing consideration, according to the periods specified for payment, is as follows:

Cash flow	Nominal	Adjusted to present value
Consideration for the leasing	663	244
Potential PIS/Pasep and Cofins (9.25%)	56	18

The cash flows of the contracts containing a lease are, in their majority, indexed to the IPCA inflation index on an annual basis. Below is an analysis of maturity of lease contracts:

2022	65
2023	29
2024	29
2025	28
2026	28
2027 at 2046	484
Undiscounted values	663
Embedded interest	(419)
Lease liabilities	244

20.	SUPPLIERS

	2021	2020
Energy on spot market – CCEE	130	490
Charges for use of energy network	175	192
Energy purchased for resale	1,314	808
Itaipu Binacional	331	325
Gas purchased for resale	228	127
Materials and services	505	416
	2,683	2,358

21.	TAXES PAYABLE AND AMOUNTS TO BE REFUNDED TO CUSTOMERS

	2021	2020
Current
ICMS	124	112
COFINS (1)	166	184
PIS/PASEP (1)	36	41
INSS	36	29
Others (2)	166	140
	528	506

Non-current
COFINS (1)	281	216
PIS/PASEP (1)	61	47
	342	263
	870	769

Amounts to be refunded to customers
Current
PIS/PASEP and COFINS	704	448
Non-current
PIS/PASEP and COFINS	2,319	3,570
	3,023	4,018

(1)	Includes Cofins and PIS/Pasep recognized in current liability includes the deferred taxes related to the interest revenue arising from the financing component in contract asset and to the revenue of construction and upgrade associated with the transmission concession contract, whose consideration will be received in at least twelve months after the reporting period. For more information, see Note 15.
(2)	This includes the withholding income tax on Interest on equity declared on June 29, 2021. This payment was made in July 2021, in accordance with the tax legislation.

The amounts of PIS/Pasep and Cofins taxes to be refunded to customers refer to the credits to be received by the Cemig D following the extinction of the ICMS value added tax within the taxable amount for calculation of those taxes, in amount of R$2,836, as described in Note 9 (a). Until December 2021, a total of R$1,583, has been reimbursed to clients.

The Cemig D has a liability corresponding to the credits to be refunded to its customers, which comprises the period of the 10 years, from June 2009 to May 2019, net of PIS/Pasep and Cofins taxes over monetary updating.

The Company started the reimbursement of the amounts to its customers, as follows:

▪	On August 18, 2020, Aneel ratified the inclusion into the tariff adjustment for 2020 of a negative financial component of R$714, in effect from August 19, 2020 to May 27, 2021 – this corresponds to the release of the escrow funds following final judgment in Company’s favor against which there is no further appeal.

▪	On May 25, 2021, Aneel ratified incorporation into the 2021 tariff adjustment, in effect from May 28, 2021 to May 27, 2022, of the negative financial component of R$1,573, corresponding to the total amount of the credits offset and received when the escrow deposit was released. There are more details on the credits in Note 8b to these financial statements. See Note 14.4 for more information on the Cemig D tariff adjustment.

Although the definitive criteria for the refunding of PIS/Pasep and Cofins taxes to customers are pending, awaiting conclusion of discussions with Aneel and the mechanisms and criteria for reimbursement.

Additionally, as per Note 9 (a), the subsidiary Gasmig recognized the amounts of the PIS/Pasep and Cofins taxes credits over ICMS for the periods covered by the legal action that argues this matter, in the amount of R$224. In the absence of a court judgment against which there is no further appeal, the subsidiary recorded a liability in the amount of R$187, corresponding to the amounts to be refunded to its customers, based on 10 years period, from the date of the end of the quarter. The 10 years period refers to the maximum amount possibly subject to restitution, to be validated after complementary analyses of the court decisions that will be issued, and the legislation in effect when the case was ruled against which there is no further appeal.

22.	LOANS, FINANCING AND DEBENTURES

				2021			2020
Financing source	Principal maturity	Annual financial cost %	Currency	Current	Non-current	Total	Total
FOREIGN CURRENCY
Banco do Brasil: Various Bonds (1) (4)	2024	Diverse	US$	—	—	—	12
Eurobonds (2) (12)	2024	9.25%	US$	42	5,581	5,623	7,854
(-)Transaction costs				—	(8)	(8)	(16)
(±) Interest paid in advance (3)				—	(14)	(14)	(25)
Debt in foreign currency				42	5,559	5,601	7,825
BRAZILIAN CURRENCY
Caixa Econômica Federal (6)	2021	TJLP + 2.50%	R$	—	—	—	17
Caixa Econômica Federal (7)	2022	TJLP + 2.50%	R$	—	—	—	14
Eletrobrás (4)	2023	UFIR + 6.00% at 8.00%	R$	4	2	6	8
Sonda (8)	2022	110.00% of CDI	R$	52	—	52	50
Debt in Brazilian currency				56	2	58	89
Total of loans and financings				98	5,561	5,659	7,914
Debentures - 3th Issue – 3rd Series (2)	2022	IPCA + 6.20%	R$	428	—	428	762
Debentures - 7th Issue – Single series (2) (11)	2021	140.00% of CDI	R$	—	—	—	289
Debentures - 3th Issue – 2nd Series (4) (5)	2021	IPCA + 4.70%	R$	—	—	—	588
Debentures - 3th Issue – 3rd Series (4)	2025	IPCA + 5.10%	R$	323	824	1,147	1,035
Debentures - 7th Issue – 1st Series (4)	2024	CDI + 0.45%	R$	546	810	1,356	1,892
Debentures - 7th Issue – 2nd Series (4)	2026	IPCA + 4.10%	R$	4	1,756	1,760	1,588
Debentures – 4th Issue – 1st Series (9)	2022	TJLP+1.82%	R$	10	—	10	20
Debentures – 4th Issue – 2nd Series (9)	2022	Selic + 1,82%	R$	4	—	4	9
Debentures – 4th Issue – 3th Series (9)	2022	TJLP + 1,82%	R$	11	—	11	22
Debentures – 4th Issue – 4th Series (9)	2022	Selic + 1,82%	R$	5	—	5	10
Debentures – 7th Issue – Single series (9)	2023	CDI + 1.50%	R$	20	20	40	60
Debentures – 8th Issue – Single series (9)	2031	IPCA + 5.27%	R$	19	968	987	890
(-) Discount on the issuance of debentures (10)				—	(15)	(15)	(18)
(-) Transaction costs				(3)	(25)	(28)	(41)
Total, debentures				1,367	4,338	5,705	7,106
Total				1,465	9,899	11,364	15,020

(1)	On June 18, 2021, Cemig D made early settlement of the debt under the Debt Confirmation and Consolidation Agreement, in the principal amount of US$45, considering the guarantees constituted in the amount of US$43, by payment in cash, of roughly US$2. The total amount disbursed, comprising the basic cash amount, interest and fees, is R$10 on the date of payment.
(2)	Cemig Geração e Transmissão;
(3)	Advance of funds to achieve the yield to maturity agreed in the Eurobonds contract.
(4)	Cemig Distribuição;
(5)	In February 2021 Cemig D amortized the Second Series of its Third Debenture Issue.
(6)	Central Eólica Praias de Parajuru. Early payment of the entire debt was made on July 23, 2021, in the amount of R$5,320. Until the settlement of the contracts, guarantees were maintained and the contractual obligations complied with;
(7)	Central Eólica Volta do Rio. Early payment of the entire debt was made on July 23, 2021 in the amount of R$8,766. Until the settlement of the contracts, guarantees were maintained and the contractual obligations complied with;
(8)	Arising from merger of Cemig Telecom.
(9)	Gasmig. The proceeds from the 8th debenture issue, concluded by Gasmig on September 10, 2020, in the amount of R$850, were used to redeem the Promissory Notes issued on September 26, 2019, with maturity at 12 months, whose proceeds were used in their entirety for payment of the concession grant fee for the gas distribution concession contract.
(10)	Discount on the sale price of the 2nd series of the Seventh issue of Cemig Distribuição.
(11)	On February 02, 2021, the Company made the mandatory early redemption of this debentures, in the amount of R$264, with 20% discount of the funds obtained by the sale of the Company’s interest in Light. For more information about the sale of the Company’s interest in Light, see Note 32.
(12)	In August 2021, Cemig GT carried out a partial buyback of its Eurobonds issue, in the principal amount of US$500. There are more details on this transaction later in this Note.

The debentures issued by the subsidiaries are non-convertible, there are no agreements for renegotiation, nor debentures held in treasury.

Partial repurchase of Eurobonds – Tender Offer

On July 19, 2021 Cemig GT launched a Cash Tender Offer to acquire its debt securities issued in the external market, maturing in 2024, with 9.25% annual coupon, up to a principal amount of US$500. The price to be paid in the Cash Tender was 116.25%, or US$1,162.50 per US$1,000 of the principal amount.

On July 30, 2021, offers had been received from holders of Notes representing a total of US$774. Since the aggregate principal of all the Notes validly offered, until the Early Offer Date, exceeded the maximum amount, Cemig accepted the Notes offered on a pro rata basis until the ceiling amount of U$500.

In addition to the total acquisition amount, holders of validly offered notes that were accepted for purchase also received accumulated interest not yet paid since and including the last interest payment date, until but not including the Initial Settlement Date (August 5, 2021).

The financial settlement and cancellation of notes occurred on August 05, 2021 and the offers closing date is scheduled for August 13, 2021. The effects related to the repurchase of bonds are described below:

	%	US$	R$
Principal Amount	100.00	500	2,569
Premium to the market price + Tender	16.25	81	417
Accrued interests	1.54	8	40
		589	3,026

IOF (‘financial operations tax’) levied on premium	0.38	1	2
Income tax on premium	17.65	14	73
Income tax on accrued interests	17.65	1	7
		16	82

Total of payments		605	3,108

Partial disposal of hedge		—	(774)
NDF positive adjustment (*)		—	(24)
Total		605	2,310

(*) Difference between the dollar PTAX on the purchase date (R$5.137) and the financial instrument – NDF, protecting against foreign exchange, with the dollar purchase cap of R$5.0984.

Guarantees

The guarantees of the debt balance on loans and financing, on December 31, 2021, were as follows:

2021
Promissory notes and Sureties	7,177
Guarantee and Receivables	3,094
Receivables	36
Shares	52
Unsecured	1,005
TOTAL	11,364

The composition of loans, financing and debentures, by currency and index, with the respective amortization, is as follows:

	2022	2023	2024	2025	2026	Total
Currency
US dollar	42	—	5,581	—	—	5,623
Total, currency denominated	42	—	5,581	—	—	5,623
Index
IPCA (1)	774	275	377	1,261	1,635	4,322
UFIR/RGR (2)	4	2	—	—	—	6
CDI (3)	628	560	270	—	—	1,458
URTJ/TJLP (4)	21	—	—	—	—	21
Total by index	1,427	837	647	1,261	1,635	5,807
(-)Transaction costs	(3)	(1)	(11)	(5)	(17)	(37)
(±)Interest paid in advance	—	—	(14)	—	—	(14)
(-) Discount	—	—	—	(8)	(7)	(15)
Overall total	1,466	836	6,203	1,248	1,611	11,364

(1) Expanded National Customer Price (IPCA) Index.

(2) Fiscal Reference Unit (Ufir / RGR).

(3) CDI: Interbank Rate for Certificates of Deposit.

(4) Interest rate reference unit (URTJ) / Long-Term Interest Rate (TJLP)

The US dollar and index used for monetary updating of loans and financings had the following variations:

Currency	Accumulated change in 2021, %	Accumulated change in 2020, %	Indexer	Accumulated change in 2021, %	Accumulated change in 2020, %
US dollar	7.39	28.93	IPCA	10.06	4.52
			CDI	4.39	2.77
			TJLP	16.92	(18.31)

The changes in loans, financing and debentures are as follows:

Balance at December 31, 2018	14,772
Loans and financing obtained	4,510
(–) Transaction costs	(10)
(–) Discount in the issues of securities	(23)
Financing obtained, net	4,477
Monetary variation	142
Exchange rate variation	226
Financial charges provisioned	1,250
Amortization of transaction cost	38
Financial charges paid	(1,265)
Amortization of financing	(4,883)
Subtotal	14,757
FIC Pampulha: Marketable securities of subsidiary companies	20
Balance at December 31, 2019	14,777
Liabilities arising from business combination	10
Initial balance for consolidation purposes	14,787
Loans and financing obtained	850
(–) Transaction costs	(24)
Monetary variation	187
Exchange rate variation	1,742
Financial charges provisioned	1,211
Amortization of transaction cost	15
Financial charges paid	(1,212)
Amortization of financing	(2,531)
Reclassification to “Other obligations”	(8)
Subtotal	15,017
FIC Pampulha: Marketable securities of subsidiary companies	3
Balance at December 31, 2020	15,020
Liabilities arising from business combination (1)	13
Monetary variation	331
Exchange rate variation	353
Financial charges provisioned	1,162
Premium on repurchase of debt securities (Eurobonds)	491
Amortization of transaction cost	20
Financial charges paid	(1,589)
Amortization of financing	(4,437)
Balance at December 31, 2021	11,364

(1)	This refers to the debt of SLTE to the BNDES, settled in December 2021 with funds from the company’s cash position plus a cash injection, of R$7, from Cemig H.

Borrowing costs, capitalized

The subsidiaries Cemig D and Gasmig considered the costs of loans and financing linked to construction in progress as construction costs of intangible and concession contract assets, as follows:

	2021	2020	2019
Costs of loans and financing	1,162	1,211	1,250
Financing costs on intangible assets and contract assets (1) (Notes 17 and 21)	(15)	(33)	(23)
Net effect in Profit or loss	1,147	1,178	1,227

(1)	The average capitalization rate p.a. in 2021 was 9.44% (5.39% in 2020 and 6.79% in 2019).

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

The Company has contracts with financial covenants as follows:

Title - Security	Covenant	Ratio required – Issuer	Ratio required Cemig (guarantor)	Compliance required
7th Debentures Issue Cemig GT (1)	Net debt / (Ebitda + Dividends received)	The following or less: 2.5 in 2021	The following or less: 2.5 in 2021	Semi-annual and annual
Eurobonds Cemig GT (2)	Net debt / Ebitda adjusted for the Covenant (3)	The following or less: 2.5 on/after Dec. 31, 2021	The following or less: 3.0 on/after Dec. 31, 2021	Semi-annual and annual
7th Debentures Issue Cemig D	Net debt / Ebitda adjusted	The following or Less than 3.5	The following or Less than 3.0	Semi-annual and annual
Debentures GASMIG (4)	Overall indebtedness (Total liabilities/Total assets)	Less than 0.6	-	Annual
	Ebitda / Debt servicing	1.3 or more	-	Annual
	Ebitda / Net finance income (expenses)	2.5 or more	-	Annual
	Net debt / Ebitda	The following or less: 2.5	-	Annual
8th Debentures Issue Gasmig Single series (5)	EBITDA/Debt servicing Net debt/EBITDA	1.3 or more 3.0 or less	- -	Annual Annual
Financings Caixa Econômica Federal (CEF) Parajuru and Volta do Rio (6)	Debt servicing coverage index Equity / Total liabilities Share capital subscribed in investee / Total investments made in the project financed	1.20 or more 20.61% or more (Parajuru) 20.63% or more (Volta do Rio) 20.61% or more (Parajuru) 20.63% or more (Volta do Rio)	- - -	Annual (during amortization) Always Always
(1)	7th Issue of Debentures by Cemig GT, as of December 31, 2016, of R$2,240.
(2)	In the event of a possible breach of the financial covenants, interest will automatically be increased by 2% p.a. during the period in which they remain exceeded. There is also an obligation to comply with a ‘maintenance’ covenants – that the consolidated debt, shall have a guarantee for debt of 1.75x Ebitda (2.0 as of December 31, 2017); and a ‘damage’ covenant, requiring real guarantee for debt at Cemig GT of 1.5x Ebitda.
(3)	Ebitda is defined as: (i) Profit before interest, income tax and Social Contribution tax on profit; depreciation; and amortization, calculated in accordance with CVM Instruction 527, of October 4, 2012; – less: (ii) non-operational profit; any non-recurring non-monetary credits or gains that increase net profit; any payments in cash made on consolidated basis during the period relating to non-monetary charges that were newly added in the calculation of Ebitda in any prior period; and any non-recurring non-monetary expenses or charges.
(4)	If Gasmig does not achieve the required covenants, it must, within 120 days from the date of notice in writing from BNDES or BNDESPar, constitute guarantees acceptable by the debenture holders for the total amount of the debt, subject to the rules of the National Monetary Council (CMN), unless the required ratios are restored within that period. Certain contractually specified situations can cause early maturity of other debts (cross-default).
(5)	Non-compliance with the financial covenants results in automatic early maturity. If early maturity is declared by the debenture holders, Gasmig must make the payment after receipt of notification.
(6)	The financing contracts with Caixa Econômica Federal for the Praias de Parajuru and Volta do Rio wind power plants have financial covenants with compliance relating to early maturity of the debt remaining balance. Compliance with the debt servicing coverage index is considered to be demandable only annually and during the period of amortization, which begins in July 2020. Early payment of the entire debtor balance was made on July 23, 2021, in the amount of R$5 (Central Eólica Praias de Parajuru) and R$9 (Volta do Rio). Until the settlement of the contracts, guarantees were maintained and the contractual obligations complied with.

On December 31, 2021, the Company was compliant with the covenants.

The information on the derivative financial instruments (swaps) contracted to hedge the debt servicing of the Eurobonds (principal, in foreign currency, plus interest), and the Company’s exposure to interest rate risks, are disclosed in Note 31.

23.	REGULATORY CHARGES

	2021	2020
Liabilities
Global Reversion Reserve (RGR)	28	28
Energy Development Account (CDE)	110	64
Grantor inspection fee – ANEEL	3	3
Energy Efficiency Program	237	265
Research and development (R&D)	112	225
Energy System Expansion Research	4	4
National Scientific and Technological Development Fund	9	8
Proinfa – Alternative Energy Program	17	7
Royalties for use of water resources	5	13
Emergency capacity charge	26	26
Customer charges – Tariff flags	252	90
CDE on R&D (1)	3	—
CDE on EEP	5	—
Others	5	4
	816	737

Current liabilities	611	446
Non-current liabilities	205	291

(1)	Refers to the amount transferred from the R&D account, which will be paid as CDE over R&D, in accordance with Aneel Dispatch 904 of March 30, 2021.

24.	POST-EMPLOYMENT OBLIGATIONS

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

Company and its subsidiaries also maintain, independently of the plans made available by Forluz, payments to a health plan and a dental plan for the active employees, retired employees and dependents, administered by Cemig Saúde.

Life insurance

Until the end of the Collective Agreement in effect until October 2021, the Company made available coverage of 50% of the life insurance policy cost, with certain specific characteristics for retirees.

However, as a result of the amendment in the Collective Work Agreement for 2021-2023, in relation to offer and payment of life insurance for the employees and former employees, the Company understood that the post-retirement benefit in question had been canceled in its entirety, and as a result wrote off the balance of the obligation, remeasured using the revised actuarial assumptions, recognized in the income statement and Shareholders’ equity, in the amounts of R$415, and R$60.

On February 2, 2022 the Association of Retired Energy Workers and Pension Holders of Cemig and its Subsidiaries (‘Associação dos Eletricitários Aposentados e Pensionistas da Cemig e Subsidiárias – AEA/MG’) filed an injunction ordering the Company to comply with and maintain in full the same terms relating to coverage of the life insurance premium as were previously practiced. However, on February 11, 2022, the Regional Employment Law Appeal Court of the 3rd Region refused this application, on the grounds that this had been validly decided in the collective agreement.

Actuarial obligations and recognition in the financial statements

On this Note the Company discloses its obligations and expenses incurred for purposes of the Retirement Plan, Health Plan, Dental Plan and the Life Insurance Plan in accordance with the terms of IAS 19 - Employee Benefits, and the independent actuarial opinion issued as of December 31, 2021.

Debt with the pension fund (Forluz)

The Company has recognized an obligation for past actuarial deficits relating to the pension fund in the amount of R$385 on December 31, 2021 (R$473 on December 31, 2020). This amount has been recognized as an obligation payable by Cemig and its subsidiaries, and will be amortized until June of 2024, through monthly installments calculated by the system of constant installments (known as the ‘Price’ table), and adjusted by the IPCA (Expanded National Customer Price) inflation index (published by the Brazilian Geography and Statistics Institute – IBGE) plus 6% per year. The Company is required to pay this debt even if Forluz has a surplus, thus, the Company maintain recorded the debt in full, and record the effects of monetary updating and interest in finance income (expenses) in the statement of income.

Agreement to cover the deficit on Forluz Pension Plan ‘A’

Forluz and the Company have signed a Debt Assumption Instrument to cover the deficit of Plan A for the years of 2015, 2016 and 2017. On December 31, 2021 the total amount payable by Cemig and its subsidiaries as a result of the Plan A deficits is R$539 (R$540 on December 31, 2020, referring to the Plan A deficits of 2015 and 2016). The monthly amortizations, calculated by the constant installments system (Price Table), will be paid until 2031 for the 2015 and 2016 deficits, in the amount of R$353, and up to 2033 for the 2017 deficit, in the amount of R$186. Remuneratory interest applicable to the outstanding balance is 6% p.a., plus the effect of the IPCA. If the plan reaches actuarial surplus before the full period of amortization of the debt, also Company will not be required to pay the remaining installments and the contract will be extinguished.

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

The Company recognized the legal obligation in relation to the deficit of Plan A corresponding to 50% of the minimum amount, and, thus, obeying the contribution parity rule, made payments of R$7 in consignment, corresponding from April to December 2021, to remain at the disposal of Forluz to be redeemed at an account with an official bank. Due to the refusal by Forluz to receive this amount, on May 26, 2021 the Company proposed an Action of Consignment in Payment, which is in its initial pleading phase.

Due to the Debt Assumption Instrument not being signed for coverage of the minimum amount proposed in the plan for solution of the Plan A actuarial deficit for 2019, and the refusal of the payments in consignment made by the Company, on April 27, 2021 Forluz filed legal action against the Company, applying for approval and confirmation of the request to ensure compliance with the contracting of the debt for coverage of the deficit of Plan A, in the amount of R$160, for the 2019 business year. The chances of loss have been assessed as ‘possible’, due to the action still being at the instruction phase, and there being no decisions on the merit. Also, the application by Forluz for emergency writ was refused.

Actuarial information

2021	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Present value of obligations	12,026	3,469	66	—	15,561
Fair value of plan assets	(9,378)	—	—	—	(9,378)
Initial net liabilities	2,648	3,469	66	—	6,183
Adjustment to asset ceiling	22	—	—	—	22
Net liabilities in the statement of financial position	2,670	3,469	66	—	6,205

2020	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Present value of obligations	13,308	3,319	64	551	17,242
Fair value of plan assets	(10,420)	—	—	—	(10,420)
Initial net liabilities	2,888	3,319	64	551	6,822
Adjustment to asset ceiling	21	—	—	—	21
Net liabilities in the statement of financial position	2,909	3,319	64	551	6,843

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

The changes in the present value of the defined benefit obligation are as follows:

	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Defined-benefit obligation at December 31, 2018	11,073	2,344	48	427	13,892
Cost of current service	1	14	—	3	18
Interest on actuarial obligation	963	208	4	38	1,213
Actuarial losses (gains):
Due to changes in demographic assumptions	6	—	—	—	6
Due to changes in financial assumptions	2,058	576	11	130	2,775
Due to adjustments based on experience	83	91	—	(14)	160
	2,147	667	11	116	2,941
Benefits paid	(899)	(131)	(2)	(10)	(1,042)
Defined-benefit obligation at December 31, 2019	13,285	3,102	61	574	17,022
Cost of current service	1	21	1	3	26
Interest on actuarial obligation	887	215	4	41	1,147
Actuarial losses (gains):
Due to changes in demographic assumptions	135	395	4	—	534
Due to changes in financial assumptions	(375)	(152)	(4)	(34)	(565)
Due to adjustments based on experience	289	(119)	1	(23)	148
	49	124	1	(57)	117
Benefits paid	(914)	(143)	(3)	(10)	(1,070)
Defined-benefit obligation at December 31, 2020	13,308	3,319	64	551	17,242
Cost of current service	2	21	1	3	27
Past service cost (1)	—	—	—	(415)	(415)
Interest on actuarial obligation	883	232	5	39	1,159
Actuarial losses (gains):
Due to changes in demographic assumptions	378	122	1	(15)	486
Due to changes in financial assumptions	(2,393)	(252)	(5)	(127)	(2,777)
Due to adjustments based on experience	828	200	3	(26)	1,005
	(1,187)	70	(1)	(168)	(1,286)
Benefits paid	(980)	(173)	(3)	(10)	(1,166)
Defined-benefit obligation at December 31, 2021	12,026	3,469	66	—	15,561
(1)	Due to the alterations made in the Collective Work Agreement for 2021–23, for offer and payment of life insurance for the employees and former employees, the Company understood that the post-retirement benefit in question had been entirely canceled, and as a result wrote down the balance of the obligation, remeasured using the revised actuarial assumptions.

Changes in the fair values of the plan assets are as follows:

Pension plans and retirement supplement plans
Fair value of the plan assets at December 31, 2018	9,063
Return on investments	2,003
Contributions from employer	199
Benefits paid	(899)
Fair value of the plan assets at December 31, 2019	10,366
Return on investments	757
Contributions from employer	211
Benefits paid	(914)
Fair value of the plan assets at December 31, 2020	10,420
Return on investments	(298)
Contributions from employer	236
Benefits paid	(980)
Fair value of the plan assets at December 31, 2021	9,378

The amounts recognized in 2021, 2020 and 2019 statement of income are as follows:

2021	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Current service cost	2	21	1	3	27
Past service cost (1)	—	—	—	(415)	(415)
Interest on the actuarial obligation	883	232	5	39	1,159
Expected return on the assets of the Plan	(685)	—	—	—	(685)
Expense in 2021 according to actuarial calculation	200	253	6	(373)	86

2020	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Current service cost	1	21	1	3	26
Interest on the actuarial obligation	887	215	4	41	1,147
Expected return on the assets of the Plan	(682)	—	—	—	(682)
Expense in 2020 according to actuarial calculation	206	236	5	44	491

2019	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Current service cost	1	14	—	2	17
Interest on the actuarial obligation	963	208	5	38	1,214
Expected return on the assets of the Plan	(767)	—	—	—	(767)
Expense in 2019 according to actuarial calculation	197	222	5	40	464

Changes in net liabilities were as follows:

	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Net liabilities at December 31, 2018	2,170	2,344	48	427	4,989

Expense recognized in Statement of income	197	222	5	40	464
Contributions paid	(200)	(131)	(2)	(10)	(343)
Actuarial gains (losses)	805	667	10	117	1,599
Net liabilities at December 31, 2019	2,972	3,102	61	574	6,709

Expense recognized in Statement of income	206	236	5	44	491
Contributions paid	(211)	(143)	(3)	(10)	(367)
Actuarial gains (losses)	(58)	124	1	(57)	10
Net liabilities at December 31, 2020	2,909	3,319	64	551	6,843

Expense recognized in Statement of income	200	253	6	42	501
Past service cost (1)	—	—	—	(415)	(415)
Contributions paid	(236)	(173)	(3)	(10)	(422)
Actuarial gains (losses)	(203)	70	(1)	(168)	(302)
Net liabilities at December 31, 2021	2,670	3,469	66	—	6,205
				2021	2020
Current liabilities				347	305
Non-current liabilities				5,858	6,538

Amounts recorded as current liabilities refer to contributions to be made by Cemig and its subsidiaries in the next 12 months for the amortization of the actuarial liabilities.

The amounts reported as ‘Expense recognized in the Statement of income’ refer to the costs of post-employment obligations, that include the past service cost arising from the cancellation of the post-retirement life insurance obligation, totaling R$16 in 2021 (R$438 in 2020 and R$408 in 2019), plus the finance expenses and monetary updating on the debt with Forluz, in the amounts of R$70 in 2021 (R$53 in 2020 and R$56 in 2019).

The independent actuary’s estimation for the expense to be recognized for 2022 is as follows:

	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Current service cost	2	16	—	—	18
Interest on the actuarial obligation	1,224	363	7	—	1,594
Expected return on the assets of the Plan	(941)	—	—	—	(941)
Estimated total expense in 2022 as per actuarial report	285	379	7	—	671

The expectation for payment of benefits for 2022 is as follows:

	Pension plans and retirement supplement plans – Forluz	Health plan	Dental plan	Life insurance	Total
Estimated payment of benefits	1,064	208	4	—	1,276

The Company have expectation of making contributions to the pension plan in 2022 of R$246 for amortization of the deficit of Plan A, and R$86 for the Defined Contribution Plan (recorded directly in the Statement of income for the year).

The average maturity periods of the obligations of the benefit plans, in years, are as follows:

Pension plans and retirement supplement plans
Plan A	Plan B	Health plan	Dental plan	Life insurance
10.04	12.86	14.44	15.47	—

The main categories plan’s assets, as a percentage of total plan’s assets are as follows:

	2021	2020
Shares	7.77%	9.25%
Fixed income securities	73.95%	72.17%
Real estate property	5.04%	3.71%
Others	13.24%	14.87%
Total	100.00%	100.00%

The following assets of the pension plan, measured at fair value, are related to the Company:

	2021	2020
Non-convertible debentures issued by the Company	302	338
Shares issued by the Company	277	4
Real estate properties of the Foundation, occupied by the Company	—	285
	579	627

This table provides the main actuarial assumptions:

			2021
	Pension plans and retirement supplement plans	Health plan and Dental plan	Life insurance
Annual discount rate for present value of the actuarial obligation	10.60%	10.75%	10.73%
Annual expected return on plan assets	10.60%	Not applicable	Not applicable
Long-term annual inflation rate	5.03%	5.03%	5.03%
Estimated future annual salary increases	5.03%	Not applicable	6.29%
General mortality table	AT-2000 S10% by sex	AT-2000 M&F S10% D20%	AT-2000 M&F S10% D20%
Disability table	Not applicable	Tasa 1927 100%	Tasa 1927 100%
Disabled mortality table	AT-83 IAM Male	MI-85 Female	MI-85 Female
Real growth of contributions above inflation (1)	—	1%	—

(1)	Starting in 2018, Company adopted the assumption of real growth of the contributions above inflation at the rate of 1% p.a.

			2020
	Pension plans and retirement supplement plans	Health plan and Dental plan	Life insurance
Annual discount rate for present value of the actuarial obligation	6.83%	7.14%	7.25%
Annual expected return on plan assets	6.83%	Not applicable	Not applicable
Long-term annual inflation rate	3.32%	3.32%	3.32%
Estimated future annual salary increases	3.32%	Not applicable	4.56%
General mortality table	AT-2000 M S10% D10%	AT-2000 M S10% D20%	AT-2000 M S10% D20%
Disability table	Not applicable	Álvaro Vindas D30%	Álvaro Vindas D30%
Disabled mortality table	AT-49 M	MI-85 F	MI-85 F
Real growth of contributions above inflation (1)	—	1%	—

(1)	Starting in 2018, Company adopted the assumption of real growth of the contributions above inflation at the rate of 1% p.a.

			2019
	Pension plans and retirement supplement plans	Health plan and Dental plan	Life insurance
Annual discount rate for present value of the actuarial obligation	6.87%	7.09%	7.19%
Annual expected return on plan assets	6.87%	Not applicable	Not applicable
Long-term annual inflation rate	3.61%	3.61%	3.61%
Estimated future annual salary increases	3.61%	Not applicable	4.85%
General mortality table	AT-2000 M S10% D10%	AT-2000 M S10% D20%	AT-2000 M S10% D20%
Disability table	Not applicable	Álvaro Vindas D30%	Álvaro Vindas D30%
Disabled mortality table	AT-49 M	MI-85 F	MI-85 F
Real growth of contributions above inflation (1)	—	1%	—

(1)	Starting in 2018, Company adopted the assumption of real growth of the contributions above inflation at the rate of 1% p.a.

The sensitivity analysis of the effects of changes in the main actuarial assumptions used to determine the defined-benefit obligation at December 31, 2021 is shown below:

Effects on the defined-benefit obligation	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Reduction of one year in the mortality table	264	59	(1)	—	322
Increase of one year in the mortality table	(269)	(60)	1	—	(328)
Reduction of 1% in the discount rate	1,120	476	9	—	1,605

In the presentation of the sensitivity analysis, the present value of the defined-benefit obligation was calculated using the Unit Projected Credit method, the same method used to calculate the defined-benefit obligation recognized in the Statement of financial position.

The Company has not made changes in the methods used to calculate its post-employment obligations for the years ended December 31, 2021 and 2020.

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

Actions in which the Company is defendant

Company recorded provisions for contingencies in relation to the legal actions in which, based on the assessment of the Company’s management and its legal advisors, the probability of loss are assessed as ‘probable’ (i.e. an outflow of funds to settle the obligation will be necessary), as follows:

	2020	Additions	Reversals	Settled / Reversal	2021
Labor	427	81	(46)	(58)	404
Civil
Customer relations	23	36	—	(26)	33
Other civil actions	32	19	(1)	(12)	38
	55	55	(1)	(38)	71
Tax	1,294	91	(89)	(1)	1,295
Regulatory	52	7	(8)	(3)	48
Others	64	23	(3)	(13)	71
Total	1,892	257	(147)	(113)	1,889

	2019	Additions	Reversals	Settled / Reversal (1)	Provisions arising from business combination (2)	2020
Labor	497	106	(60)	(116)	—	427
Civil
Customer relations	19	22	—	(18)	—	23
Other civil actions	18	21	—	(7)	—	32
	37	43	—	(25)	—	55
Tax	1,260	113	(38)	(41)	—	1,294
Regulatory	36	16	—	—	—	52
Others	58	13	(7)	(3)	3	64
Total	1,888	291	(105)	(185)	3	1,892

(1)	This includes the amount of R$39, corresponding to the reversal of the contingency provisions relating to ICMS credits, recognized as recoverable taxes, due to a final judgment, against which there is no further appeal, in favor of the subsidiary Gasmig, on June 9, 2020.
(2)	On January 13, 2020, the Company obtained the Centroeste control, which is consolidated as of 2020 first quarter.

	2018	Additions	Reversals	Settled	2019
Labor	457	180	(44)	(96)	497
Civil
Customer relations	19	21	(1)	(20)	19
Other civil actions	29	16	(12)	(15)	18
	48	37	(13)	(35)	37
Tax	52	1,236	(8)	(20)	1,260
Environmental	1	—	(1)	—	—
Regulatory	37	2	(1)	(2)	36
Others	46	13	(1)	—	58
Total	641	1,468	(68)	(153)	1,888

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

The aggregate amount of the contingency is approximately R$1,571 (R$1,386 at December 31, 2020), of which R$404 (R$427 at December 31, 2020) has been recorded – the amount estimated as probably necessary for settlement of these disputes.

Alteration of the monetary updating index of employment-law cases

In December 2020 the Federal Supreme Court gave partial judgment in favor of two actions for declaration of constitutionality, and ruled that monetary adjustment applied to employment-law liabilities should be by the IPCA-E index until the stage of service of notice in a legal action, and thereafter by application of the Selic rate, and the Reference Rate (TR) is not applicable to any employment-law obligations as well. The effects of this decision were modulated as follows:

▪	payments already made in due time and in the appropriate manner, using application of the TR, the IPCA-E or any other indexer, will remain valid and may not be the subject of any further contestation;
▪	actions in progress that are at the discovery phase, should be subject to backdated application of the Selic rate, on penalty of future allegation of non-demandability of judicial title based on an interpretation contrary to the position of the Supreme Court; and;
▪	the decision is automatically applicable to actions in which final judgment has been given against which there is no appeal, provided that there is no express submission in relation to the monetary adjustment indexes and interest rates; and this also applies to cases of express omission, or simple consideration of following the legal criteria.
F-121

Customers claims

The Company is involved in various civil actions relating to indemnity for personal injury and for material damages, arising, principally, from allegations of irregularity in measurement of consumption, and claims of undue charging, in the normal course of business, totaling R$181 (R$142 at December 31, 2020), of which R$33 (R$23 at December 31, 2020) has been recorded – this being the probable estimate for funds needed to settle these disputes.

Other civil proceedings

The Company is involved in various civil actions claiming indemnity for personal injury and for material damages, among others, arising from incidents occurred in the normal course of business, in the amount of R$461 (R$359 at December 31, 2020), of which R$38 (R$32 at December 31, 2020) has been recorded – the amount estimated as probably necessary for settlement of these disputes.

Tax

The Company is involved in numerous administrative and judicial claims actions relating to taxes, including, among other matters, subjects relating to the Urban Property Tax (Imposto sobre a Propriedade Territorial Urbana, or IPTU); the Rural Property Tax (ITR); the Tax on Donations and Legacies (ITCD); the Social Integration Program (Programa de Integração Social, or PIS); the Contribution to Finance Social Security (Contribuição para o Financiamento da Seguridade Social, or Cofins); Corporate Income tax (Imposto de Renda Pessoa Jurídica, or IRPJ); the Social Contribution (Contribuição Social sobre o Lucro Líquido, or CSLL); and motions to tax enforcement. The aggregate amount of this contingency is approximately R$212 (R$166 at December 31, 2020), of which R$19 (R$14 at December 31, 2020) has been recorded – the amount estimated as probably necessary for settlement of these disputes.

In addition to the issues above the Company is involved in various proceedings on the applicability of the IPTU Urban Land Tax to real estate properties that are in use for providing public services. The aggregate amount of the contingency is approximately R$87 (R$85 at December 31, 2020). Of this total, R$3 has been recognized (R$4 at December 31, 2020) – this being the amount estimated as probably necessary for settlement of these disputes. The company has been successful in its efforts to have its IPTU tax liability suspended, winning judgments in favor in some cases – this being the principal factor in the reduction of the total value of the contingency.

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

The amount of the contingencies is approximately R$1,433 (R$1,520 on December 31, 2020), of which R$1,272 (R$1,276 on December 31, 2020) has been provisioned, this being the estimate of the probable amount of funds to settle these disputes. The significant change in the amount of contingencies is due, among other factors, a decision in favor of the Company in one of the administrative cases relating to social security contributions, for the period January to October 2010, which resulted in cancellations of tax debits, according to calculations made by the tax authority.

Non-homologation of offsetting of tax credit

The federal tax authority did not ratify the Company’s declared offsetting, in Corporate income tax returns, of carry-forwards and undue or excess payment of federal taxes – IRPJ, CSLL, PIS/Pasep and Cofins – identified by official tax deposit receipts (‘DARFs’ and ‘DCTFs’). The Company is contesting the non-homologation of the amounts offset. The amount of the contingency is R$199 (R$203 at December 31, 2020), of which R$1 (R$1 at December 31, 2020), has been provisioned, since the relevant requirements of the National Tax Code (CTN) have been complied with.

Regulatory

The Company is involved in numerous administrative and judicial proceedings, challenging, principally: (i) tariff charges in invoices for use of the distribution system by a self-producer; (ii) alleged violation of targets for continuity indicators in retail supply of energy; and (iii) the tariff increase made during the federal government’s economic stabilization plan referred to as the ‘Cruzado Plan’, in 1986. The aggregate amount of the contingency is approximately R$385 (R$345 at December 31, 2020), of which R$48 (R$52 at December 31, 2020) has been recorded as provision – the amount estimated as probably necessary for settlement of these disputes.

Other legal actions in the normal course of business

Breach of contract – Power line pathways and accesses cleaning services contract

Company is involved in disputes alleging losses suffered as a result of supposed breaches of contract at the time of provision of services of cleaning of power line pathways and firebreaks. The amount recorded is R$55 (R$46 at December 31, 2020), this being estimated as the likely amount of funds necessary to settle this dispute.

‘Luz Para Todos’ Program

The Company is a party in disputes alleging losses suffered by third parties as a result of supposed breach of contract at the time of implementation of part of the rural electrification program known as the ‘Luz Para Todos’. The estimated amount of the contingency is approximately R$420 (R$356 on December 31, 2020). Of this total, R$1 (R$1 on December 31, 2020) has been provided for the amount estimated as probably necessary for settlement of these disputes.

Other legal proceedings

The Company is involved as plaintiff or defendant, in other less significant claims, related to the normal course of their operations including: environmental matters; provision of cleaning service in power line pathways and firebreaks, removal of residents from risk areas; and indemnities for rescission of contracts, on a lesser scale, related to the normal course of its operations, with an estimated total amount of R$402 (R$621 at December 31, 2020), of which R$15 (R$17 at December 31, 2020), the amount estimated as probably necessary for settlement of these disputes – has been provisioned.

Contingent liabilities – loss assessed as ‘possible’

Taxes and contributions

The Company is involved in numerous administrative and judicial proceedings in relation to taxes. Below are details of the main claims:

Indemnity of employees’ future benefit (the ‘Anuênio’)

In 2006 the Company paid an indemnity to its employees, totaling R$178, in exchange for rights to future payments (referred to as the Anuênio) for time of service, which would otherwise be incorporated, in the future, into salaries. The Company did not pay income tax and Social Security contributions on this amount because it considered that those obligations are not applicable to amounts paid as an indemnity. However, to avoid the risk of a future fine, the Company obtained an injection, which permitted to make an escrow deposit of R$122, which updated now represents the amount of R$290 (R$286 at December 31, 2020). The updated amount of the contingency is R$302 (R$295 at December 31, 2020) and, based on the arguments above, management has classified the chance of loss as ‘possible’.

Social Security contributions

The Brazilian federal tax authority (Secretaria da Receita Federal) has filed administrative proceedings related to various matters: employee profit sharing; the Workers’ Food Program (Programa de Alimentação do Trabalhador, or PAT); education benefit; food benefit; Special Additional Retirement payment; overtime payments; hazardous occupation payments; matters related to Sest/Senat (transport workers’ support programs); and fines for non-compliance with accessory obligations. The Company have presented defenses and await judgment. The amount of the contingency is approximately R$121 (R$110 at December 31, 2020). Management has classified the chance of loss as ‘possible’, also taking into account assessment of the chance of loss in the judicial sphere, (the claims mentioned are in the administrative sphere), based on the evaluation of the claims and the related case law.

Income tax withheld on capital gain in a shareholding transaction

The federal tax authority issued a tax assessment against Cemig as a jointly responsible party with its jointly controlled entity Parati S.A. Participações em Ativos de Energia Elétrica (Parati), relating to withholding income tax (Imposto de Renda Retido na Fonte, or IRRF) allegedly applicable to returns paid by reason of a capital gain in a shareholding transaction relating to the purchase by Parati, and sale, by Enlighted, at July 7, 2011, of 100.00% of the equity interests in Luce LLC (a company with head office in Delaware, USA), holder of 75.00% of the shares in the Luce Brasil equity investment fund (FIP Luce), which was indirect holder, through Luce Empreendimentos e Participações S.A., of approximately 13.03% of the total and voting shares of Light S.A. (Light). The amount of the contingency is approximately R$239 (R$234 at December 31, 2020), and the loss has been assessed as ‘possible’.

The social contribution tax on net income (CSLL)

The federal tax authority issued a tax assessment against the Company for the years of 2012 and 2013, alleging undue non-addition, or deduction, of amounts relating to the following items in calculating the social contribution tax on net income: (i) taxes with liability suspended; (ii) donations and sponsorship (Law 8,313/91); and (iii) fines for various alleged infringements. The amount of this contingency is R$454 (R$425 at December 31, 2020). The Company has classified the probaility of loss as ‘possible’, in accordance with the analysis of the case law on the subject.

ICMS (local state value added tax)

From December 2019 to December 2021, the Tax Authority of Minas Gerais State issued infraction notices against the subsidiary Gasmig, in the total amount of R$357, relating to reduction of the calculation base of ICMS tax in the sale of natural gas to its customers over the period from December 2014 to September 2021, alleging a divergence between the form of calculation used by Gasmig and the opinion of that tax authority. The claims comprises principal amount of R$124, penalty payments of R$201 and interest of R$32.

Considering that the State of Minas Gerais, over a period of more than 25 years, has never made any allegations against the methodology of calculation by the Company, Management and Company’s legal advisors, believe that there is a defense under Article 100, III of the National Tax Code, which removes claims for penalties and interest; and that the contingency for loss related to these amounts is ‘remote’. In relation to the argument on the difference between the amount of ICMS tax calculated by Gasmig and the new interpretation by the state tax authority, the probability of loss was considered ‘possible’. On December 31, 2021 the amount of the contingency for the period relating to the rules on expiry by limitation of time is R$140 (R$107 on December 31, 2020). In July 2021, Gasmig filed an lawsuit for annulment of a tax debit, against the State of Minas Gerais, and this proceeding suspended the tax claim referred to above.

Interest on Equity

The Company filed an application for mandamus, with interim relief, requesting the right to deduct, from the basis of calculation of corporate income tax and Social Contribution tax, the expense relating to payment of Interest on Equity in 4Q20 calculated on the basis of prior periods (the first and second quarters of 2020), and for cancellation of the demand for new supposed credits of corporate income tax and the Social Contribution relating to the amount that was not paid as a result of the deduction of the said financial expense, with application of fines. The amount of the contingencies in this case is approximately R$60 on December 31, 2021, and the chances of loss were assessed as ‘possible’, based on analysis of current judgments by the Brazilian courts on the theme.

Reversal of credits in calculation of PIS/ Pasep and Cofins taxes

The Brazilian tax authority issued, in August 2021, two infringement notices relating to calculation of the PIS/Pasep and Cofins taxes, from August 2016 to December 2017, alleging insufficiency of payment of these contributions due to supposed undue credits deduction of the expenses on the Proinfa charge, and absence of reversal of the credits related to non-technical losses. The Company is contesting these infringement notices. On December 31, 2021 the amount of the contingency is R$162 and the Company has classified the chances of loss as ‘possible’, due to the scarcity of case law on the subject.

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

The Company and its subsidiaries believes it has arguments of merit for defense in these claims, since the charge at present made is grounded on Aneel Normative Resolution 456/2000. As a result, it has not constituted a provision for this action, the amount of which is estimated at R$1,269 (R$1,072 at December 31, 2020). The Company has assessed the probability of loss in this action as ‘possible’, due to the Customer Defense Code (Código de Defesa do Consumidor, or CDC) not being applicable, because the matter is governed by the specific regulation of the electricity sector, and because Cemig complied with Aneel Resolutions 414 and 456, which deal with the subject.

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

This should take effect in the CCEE as from November 2008, resulting in an additional disbursement for Cemig GT, related to the expense on purchase of energy in the spot market on the CCEE, in the approximate amount of R$437 (R$376 at December 31, 2020). On November 9, 2008 Cemig GT obtained an interim decision in the Regional Federal Appeal Court (Tribunal Regional Federal, or TRF) suspending the obligatory nature of the requirement to pay into court the amount that would have been owed under the Special Financial Settlement made by the CCEE. Cemig GT has classified the chance of loss as ‘possible’, since this action deals with the General Agreement for the Electricity Sector, in which the Company has the full documentation to support its arguments.

Tariff increases

Exclusion of customers classified as low-income

The Federal Public Attorneys’ Office filed a class action against the Company and the grantor (Aneel), to avoid exclusion of customers from classification in the Low-income residential tariff sub-category, requesting an order for Cemig D to pay twice the amount paid in excess by customers. A decision was given in favor of the plaintiffs, but the Company and the grantor (Aneel) have filed an interlocutory appeal and await judgment. The amount of the contingency is approximately R$413 (R$357 at December 31, 2020). Cemig D has classified the probability of loss as ‘possible’ due to other favorable decisions on this matter.

Environmental claims

Impact arising from construction of power plants

The Public Attorneys’ Office of Minas Gerais State has filed class actions requiring the formation of a Permanent Preservation Area (APP) around the reservoir of the Capim Branco hydroelectric plant, suspension of the effects of the environmental licenses, and recovery of alleged environmental damage. Based on the opinion of its legal advisers in relation to the changes that have been made in the new Forest Code and in the case law on this subject, Cemig GT has classified the chance of loss in this dispute as ‘possible’. The estimated value of the contingency is R$123 (R$106 at December 31, 2020).

Other contingent liabilities

Early settlement of the CRC (Earnings Compensation) Account

The Company was involved in an administrative proceeding at the Audit Court of the State of Minas Gerais which challenges: (i) a difference of amounts relating to the discount offered by Cemig for early repayment of the credit owed to Cemig by the State under the Receivables Assignment Contract in relation to the CRC Account (Conta de Resultados a Compensar, or Earnings Compensation Account) – this payment was completed in the first quarter of 2013; and also (ii) possible undue financial burden on the State after the signature of the Amendments that aimed to re-establish the economic and financial balance of the Contract. In August 2021, was released a decision from Audit Board of the State of Minas Gerais which recognized expiration of the punitive and compensatory claims, since it was not given within five years from the first event giving rise to the expiry period (a decision on the merits, appealable). As a result of this the case was set aside in November 2021.

Contractual imbalance

Cemig D is party in other disputes arising from alleged non-compliance with contracts in the normal course of business, for an estimated total of R$198 (R$167 at December 31, 2020). Cemig D has classified the chance of loss as ‘possible’, after analysis of the case law on this subject.

Renova: Application to override corporate identity

A Receivables Investment Fund (Fundo de Investimento em Direitos Creditórios – FIDC) filed an application for Override of Legal Identity (Incidente de Desconsideração da Personalidade Jurídica – IDPJ) in relation to certain companies of the Renova group, aiming to include some shareholders of Renova, including the Company and its subsidiary Cemig GT, as defendants jointly and severally liable. The amount involved in this dispute is estimated at R$86 at December 31, 2021. The probability of loss have been assessed as ‘possible’.

26.	EQUITY AND REMUNERATION TO SHAREHOLDERS

a)	Share capital

As of December 31, 2021, the Company’s issued and share capital is R$8,467 (R$7,594 at December 31, 2020 and R$7,294 at December 31, 2019), represented by 566,036,634 common shares (507,670,289 at December 31, 2020) and 1,127,325,434 preferred shares (1,011,082,312 at December 31, 2020), both of them with nominal value of R$5.00 (five Reais), as follows:

	Number of shares on December 31, 2021
Shareholders	Common	%	Preferred	%	Total	%
State of Minas Gerais	288,485,632	51	13,143	—	288,498,775	17
Other entities of Minas Gerais State	23,094	—	14,472,345	1	14,495,439	1
FIA Dinâmica Energia S.A.	153,354,328	27	80,004,762	7	233,359,090	14
BNDES Participações	63,082,911	11	22,141,720	2	85,224,631	5
BlackRock	—	—	123,325,741	11	123,325,741	7
Others
In Brazil	43,689,699	8	145,881,261	13	189,570,960	11
Foreign shareholders	17,400,970	3	741,486,462	66	758,887,432	45
Total	566,036,634	100	1,127,325,434	100	1,693,362,068	100

	Number of shares on December 31, 2020
Shareholders	Common	%	Preferred	%	Total	%
State of Minas Gerais	258,738,711	51	11,788	—	258,750,499	17
Other entities of Minas Gerais State	20,713	—	7,442,037	1	7,462,750	—
FIA Dinâmica Energia S.A.	114,172,677	22	43,975,272	4	158,147,949	10
BNDES Participações	56,578,175	11	27,299,432	3	83,877,607	6
BlackRock	—	—	153,689,970	15	153,689,970	10
Others
In Brazil	55,717,246	11	212,704,725	21	268,421,971	18
Foreign shareholders	22,442,767	5	565,959,088	56	588,401,855	39
Total	507,670,289	100	1,011,082,312	100	1,518,752,601	100

	Number of shares on December 31, 2019
Shareholders	Common	%	Preferred	%	Total	%
State of Minas Gerais	248,516,953	51	11,323	—	248,528,276	17
Other entities of Minas Gerais State	19,896	—	1,411,276	—	1,431,172	—
FIA Dinâmica Energia S.A.	48,700,000	10	55,133,744	6	103,833,744	7
BNDES Participações	54,342,992	11	26,220,938	3	80,563,930	6
Others
In Brazil	101,170,317	21	328,982,856	34	430,153,173	29
Foreign shareholders	34,864,055	7	559,378,251	57	594,242,306	41
Total	487,614,213	100	971,138,388	100	1,458,752,601	100

The Company’s Share Capital may be increased by up to a limit of 10% (ten percent) of the share capital set in the by-laws, without need for change in the by-laws and upon decision of the Board of Directors, having previously heard statement of opinion issued by the Fiscal Council.

Capital increase

The Annual General Meeting held on April, 30, 2021 approved Management's proposal for allocation of the profits for 2020, disclosed in the 2020 financial statements, including a capital increase from R$7,594 to R$8,467 pursuant to Article 199 of the Brazilian Corporate Law, since the profit reserve at December 31, 2020, (excluding tax incentive reserve and the unrealized profit reserve), exceed the registered share capital by R$1,529. This capital increase was made through the issuance of 174,609,467 new shares, of which 58,366,345 were common shares and 116,243,122 preferred shares, with nominal unit value of R$5.00, by the capitalization of R$873 from profit retention reserve.

In addition, the Annual General Meeting held on April 29, 2022 approved the Management’s proposal for allocation of the profits for 2021, disclosed in the 2021 financial statements, including a capital increase of the registered share capital from R$8,467 to R$11,007, also pursuant to Article 199 of the Brazilian Corporate Law, since the profit reserve at December 31, 2020, (excluding tax incentive reserve and the unrealized profit reserve), exceed the registered share capital by R$1,523. This capital increase was made through the issuance of 508,008,620 new shares, of which 169,810,990 were common shares and 338,197,630 preferred shares, with nominal unit value of R$5.00, by the capitalization of R$2,540 from profit retention reserve.

b)	Earnings per share

The number of shares included in the calculation of basic and diluted earnings per share, is described in the table below:

Number of shares	2021	2020	2019
Common shares already paid up	735,847,624	735,847,624	735,847,624
Shares in treasury	(102)	(102)	(102)
	735,847,522	735,847,522	735,847,522

Preferred shares already paid up	1,465,523,064	1,465,523,064	1,465,523,064
Shares in treasury	(846,062)	(846,062)	(846,062)
	1,464,677,002	1,464,677,002	1,464,677,002
Total	2,200,524,524	2,200,524,524	2,200,524,524

Basic and diluted earnings per share

The Company’s preferred shares carry the right to a minimum mandatory dividend, as shown in more detail in item ‘e’.

The purchase and sale options of investments in SAAG, described in Note 30, could potentially dilute basic earnings per share in the future; however, they have not caused dilution of earning per share in 2021, 2020 and 2019.

The calculation of basic and diluted earnings per share is as follows:

	2021	2020	2019
Net income for the year attributed to equity holders of the parent	3,751	2,864	3,194

Minimum mandatory dividend from net income for the year - preferred shares	1,309	986	509
Net income for the year not distributed - preferred shares	1,188	920	1,617
Total earnings - preferred shares (A)	2,497	1,906	2,126

Minimum mandatory dividend from net income for the year - common shares	657	496	256
Net income for the year not distributed - common shares	597	462	812
Total earnings - common shares (B)	1,254	958	1,068

Basic and diluted earnings per preferred share (A / number of preferred shares)	1.70	1.30	1.45
Basic and diluted earnings per common share (B / number of common shares)	1.70	1.30	1.45

	2021	2020	2019
Net income for the year from continuing operations attributed to equity holders of the parent	3,751	2,864	2,970

Minimum mandatory dividend from net income for the year from continuing operations – preferred shares	1,309	986	509
Net income for the year from continuing operations not distributed – preferred shares	1,188	920	1,468
Total earnings from continuing operations - preferred shares (A.1)	2,497	1,906	1,977

Minimum mandatory dividend from net income for the year from continuing operations - common shares	657	496	256
Net income for the year from continuing operations not distributed – common shares	597	462	737
Total earnings from continuing operations - common shares (B.1)	1,254	958	993

Basic and diluted earnings from continuing operations per preferred share (A.1 / number of preferred shares)	1.70	1.30	1.35
Basic and diluted earnings from continuing operations per common share (B.1 / number of common shares)	1.70	1.30	1.35

Considering that each class of share participates equally in the profit reported, the earning per share in the fiscal years ended in December 31, 2021, 2020 and 2019 were, respectively, R$1.70, R$1.30 and R$1.45. These figures are calculated based on the Company’s number of shares at the date of these financial statements approval, according to IAS 33, adjusting the earning per share of the comparative prior years, 2020 and 2019.

c)	Valuation adjustments

	2021	2020	2019
Adjustments to actuarial liabilities – Employee benefits	(329)	(340)	(343)
Subsidiary and jointly controlled entity
Adjustments to actuarial liabilities – Employee benefits	(2,433)	(2,660)	(2,650)
Deemed cost of PP&E	554	569	586
	(1,879)	(2,091)	(2,064)
Valuation adjustments	(2,208)	(2,431)	(2,407)

The adjustments to post-employment benefit obligations comprise gains or losses resulting from re-measurements of the net defined-benefit obligation, in accordance with the actuarial report, net of tax effects: on December 31, 2021 this balance is R$2,208 (R$2,431 on December 31, 2020).

The Company has reclassified the accumulated balance of actuarial losses related to life insurance to Retained Earnings, in the amount of R$39, net of taxes, due to the cancellation of this post-employment benefit, with write-off of the obligation balance (more details are available in Note 24).

The amounts recorded as deemed cost of the generation assets represents its fair value determined using the replacement cost at initial adoption of IFRS on January 1, 2009. The valuation of the generation assets resulted in an increase in their book value, recorded in a specific line in Equity, net of the tax effects. These values are being realized based on the depreciation of the assets.

d)	Reserves

Capital reserves

	2021	2020	2019
Investment-related donations and subsidies	1,857	1,857	1,857
Goodwill on issuance of shares	394	394	394
Shares in treasury	(1)	(1)	(1)
	2,250	2,250	2,250

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

Profit reserves

	2021	2020	2019
Legal reserve	1,181	995	853
Statutory reserve	57	57	57
Profit retention reserve	7,331	6,651	5,500
Unrealized profit reserve	835	835	835
Incentive tax reserve	124	103	85
Reserve for mandatory dividends not distributed	1,420	1,420	1,420
	10,948	10,061	8,750

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

Profit retention reserve

Profit retention reserve refers to profits not distributed in prior years, to guarantee execution of the Company’s Investment Program, and amortization of loans and financing. The retentions are supported by capital budgets approved by the Board of Directors in the respective years.

Unrealized profit reserve

Article of the Brazilian corporate law nº 6,404/76 allows the Company to pay the mandatory dividend, calculated as required by the Bylaws up to the amounts of the realized portion of the net income for the year (received in cash). The excess between such mandatory dividend amount and the dividends that will be actually paid was recorded in the “Unrealized profit reserve”.

In 2021, Company presented a positive net share of profit of subsidiaries, jointly controlled entities and affiliates of R$3,038, which can be regarded as unrealized portion of net income for the year, in accordance with the Brazilian corporate law.

Additionally, the above does not apply to the payment of the minimum mandatory dividends on preferred shares, which are required to be paid in full for an amount of R$564, as described in further details in f) below. In addition, since the creation of the unrealized profit reserve is optional, Management decided to propose the same proportion of dividend payment to shareholders owning common shares, considering Company’s expected financial capacity.

The outstanding balance of the unrealized profit reserve will remain R$835, considering the reversal of the reserve recorded in 2020 and the creation of a new one in 2021, in the same amount.

The unrealized profit reserve amounts can only be used to pay mandatory dividends. Hence, when the Company realizes such profits in cash, it must distribute the corresponding dividend in the subsequent period, after offsetting of any losses in subsequent years.

Incentives tax reserve

The Company has a right to a 75% reduction in income tax, including the tax paid at the additional rate, calculated on the basis of the operating profit in the region of Sudene (the Development Agency for the Northeast), for 10 years starting in 2014. The amount of the incentive recognized in the Statement of income was R$21 in 2021 (R$18 in 2020 and R$18 in 2019), and it was subsequently transferred to the Incentives Tax reserve. The amount of the Tax incentives reserve on December 31, 2021 was R$124 (R$103 at December 31, 2020). This reserve cannot be used for payment of dividends.

Reserve for mandatory dividends not distributed

2021
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

Calculation of the minimum dividends proposed

The calculation of the minimum dividends proposed for distribution to Shareholders, considering the 2021 unrealized profit assumption mentioned in the previous paragraphs, is as follows:

	2021	2020	2019
Calculation of Minimum Dividends required by the By-laws for the preferred shares
Nominal value of the preferred shares	5,637	5,055	4,856
	5,637	5,055	4,856
Percentage applied to the nominal value of the preferred shares	10.00%	10.00%	10.00%
Amount of the dividends by the first payment criterion	564	506	486

Equity	19,457	17,473	15,887
Preferred shares as a percentage of Equity (net of shares held in Treasury)	66.56%	66.56%	66.56%
Portion of Equity represented by the preferred shares	12,950	11,630	10,574
Percentage applied to the portion of Equity represented by the preferred shares	3.00%	3.00%	3.00%
Amount of the dividends by the second payment criterion	389	349	317

Minimum Dividends required by the Bylaws for the preferred shares	564	506	486

Calculation of the Minimum Dividend under the by-laws based on the net income for the year
Mandatory dividend
Net income for the year	3,751	2,864	3,127

Mandatory dividends – 50% of Net income	1,876	1,432	1,564
Unrealized profit reserve	(835)	(835)	(835)
Reversal of the unrealized profit reserve established in 2019	835	835	—
Withholding income tax on Interest on equity	91	50	35
	1,967	1,482	764
Dividends recorded, as specified in the by-laws
Interest on Equity	956	553	400
Ordinary dividends	1,011	929	364
	1,967	1,482	764

Total dividends for the preferred shares	1,309	986	509
Total dividends for the common shares	658	496	255

Unit value of dividends – R$
Minimum dividends required by the by-laws for the preferred shares	0.50	0.50	0.50
Mandatory dividends (including withholding income tax on Interest on Equity)	1,16	0.99	0.52
Dividends proposed: Common (ON) shares	1,16	0.99	0.52
Dividends proposed: Preferred (PN) shares	1,16	0.99	0.52

This table provides the changes on dividends and interest on capital payable:

Balances at December 31, 2019	744
Proposed dividends	1,482
Proposed dividends - Non-controlling interests	1
Withholding income tax on interest on capital	(50)
Dividends retained – Minas Gerais state government (Note 11)	(130)
Dividends paid	(598)
Balances at December 31, 2020	1,449
Proposed dividends	1,967
Proposed dividends - Non-controlling interests	1
Withholding income tax on interest on capital	(91)
Dividends retained – Minas Gerais state government (Note 11)	(13)
Dividends paid	(1,403)
Balances at December 31, 2021	1,910

Allocation of net income for 2021 – Management’s proposal

The Annual General Meeting (AGM) held on April 27, 2022 approved the following allocation of the net income for 2021, totaling R$3,753, less R$15 from realization of the deemed cost of PP&E, added to R$835 from the realization of the unrealized profit reserve and addition of R$39 to retained earnings, relating to post-employment benefits:

▪	R$187 to be held in the Legal Reserve, as established in Brazilian corporate law.
▪	R$1,967 for payment of the mandatory minimum dividends to Company’s holders, to be paid in two equal installments, by June 30 and December 30, 2022, as follows:

-	R$955 in the form of the mandatory dividends as of Interest on Equity, declared on December 07, 2021;
-	R$1,012 as dividends of 2021, to holders whose names are in the Company’s Nominal Share Registry on the date of the AGM.

▪	R$1,552 to be held in the Profit retention reserve, to ensure the Company’s consolidated investments planned for 2022, as per capital budget.

▪	R$21 to be recorded as Incentives Tax reserve, in reference to the tax incentive amounts obtained in 2020 in relation to the investments made in the region of Sudene.

The amount of R$835 remains as unrealized profit reserve, considering the reversal of the reserve constituted in 2020 and the new constitution in 2021, of the same amount.

Payment of the dividends will be made by December 30, 2022, in accordance with the availability of cash and at the decision of the Executive Board.

g)	Capital increase – Proposal by management

Considering that, on December 31, 2021, the share capital was R$8,467 and the amount of profit reserves, with the exclusion of the Tax Incentive Reserves and Unrealized Earnings Reserve, was R$9,989, exceeding the registered share capital by R$1,523, the Board of Directors will submit to the Annual General Meeting a proposal for increase of the registered share capital from R$8,467 to R$11,007, as per Article 199 of the Brazilian Corporate Law (Law 6,404/76), to be realized through capitalization of the balance of R$2,540 of the Profit retention reserve, through a stock bonus, with issuance of 508,009 new shares, each with nominal (unit) value of R$5.00 set in the by-laws, of which 169,811 will be common shares and 338,198 will be preferred shares.

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

F-136

	2021	2020	2019
Revenue from supply of energy (a)	29,619	26,432	26,928
Revenue from use of the electricity distribution systems (TUSD) (b)	3,448	3,022	2,722
CVA, and Other financial components (c)	2,146	455	58
Reimbursement of PIS/Pasep and Cofins over ICMS credits to customers– realization (1)	1,317	266	—
Transmission revenue
Transmission operation and maintenance revenue (d)	355	280	352
Transmission construction revenue (d) (note 14)	252	201	312
Interest revenue arising from the financing component in the transmission contract asset (d) (note 14)	660	438	328
Distribution construction revenue	1,852	1,436	980
Adjustment to expectation of cash flow from indemnifiable financial assets of distribution concession (e)	54	16	18
Revenue on financial updating of the Concession Grant Fee (f)	523	347	318
Energy transactions on the CCEE (g)	1,157	154	432
Mechanism for the sale of surplus (h)	453	234	—
Supply of gas	3,470	2,011	2,298
Fine for violation of service continuity indicator	(70)	(51)	(58)
Advances for services provided (i)	154	—	1,428
Other operating revenues (j)	1,935	1,709	1,721
Deductions on revenue (k)	(13,679)	(11,722)	(12,351)
Net revenue	33,646	25,228	25,486
(1)	For more information, see note 9a from these financial statements.

a)	Revenue from energy supply

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

This table shows energy supply by type of customer:

	GWh (1)			R$
	2021	2020	2019	2021	2020	2019
Residential	11,186	10,981	10,538	11,124	9,875	9,668
Industrial	16,361	12,731	14,873	5,275	4,171	4,760
Commercial, services and others	8,334	8,571	9,335	5,520	4,979	5,439
Rural	3,975	3,766	3,795	2,566	2,190	2,058
Public authorities	729	714	905	583	522	654
Public lighting	1,226	1,243	1,357	718	550	614
Public services	1,418	1,362	1,373	879	722	725
Subtotal	43,229	39,368	42,176	26,665	23,009	23,918
Own consumption	33	34	38	—	—	—
Unbilled revenue	—	—	—	(14)	9	134
	43,262	39,402	42,214	26,651	23,018	24,052
Wholesale supply to other concession holders (2)	10,825	13,907	11,920	3,023	3,363	2,943
Wholesale supply unbilled, net	—	—	—	(55)	51	(67)
Total	54,087	53,309	54,134	29,619	26,432	26,928
(1)	Data not examined by external auditors.
(2)	Includes a CCEAR (Regulated Market Sales Contract), ‘bilateral contracts’ with other agents, and the revenues from management of generation assets (GAG) for the 18 hydroelectric plants of Lot D of Auction no 12/2015.

b)	Revenue from Use of the Distribution System (the TUSD charge)

These are recognized upon the distribution infrastructure becoming available to customers, and the fair value of the consideration is calculated according to the TUSD tariff of those customers, set by the grantor. The total amount of energy transported, in MWh, is as follows:

	GWh (1)
	2021	2020	2019
Industrial	20,447	18,612	17,723
Commercial	1,535	1,300	1,320
Rural	44	32	17
Public authorities	4	—	—
Concessionaires	310	315	341
Total	22,340	20,259	19,401
(1)	Data not audited by external auditors

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

d)	Transmission concession revenue
▪	Construction revenue corresponds to the performance obligation to build the transmission infrastructure, recognized based on the satisfaction of performance obligation over time. They are measured based on the cost incurred, including PIS/Pasep and Cofins taxes over the total revenues and the profit margin of the project. For more information, see note 15.
▪	Operation and maintenance revenue corresponds to the performance obligation of operation and maintenance specified in the transmission concession contract, after termination of the construction phase. They are recognized when the services are rendered and he invoices for the RAPs are issued.
▪	Interest revenue in the contract asset recognized, recorded as transmission concession gross revenue in statement income. Revenue corresponds to the significant financing component in the contract asset and is recognized by the linear effective interest rate method based on the rate determined at the start of the investments, which is not subsequently changed. The average of the implicit rates is 6.86%. The rates are determined for each authorization and are applied on the amount to be received (future cash flow) over the contract duration. This includes financial updating by the inflation index specified for each transmission contract.
F-138

The margin defined for each performance obligation from the transmission concession contract is as follows:

	2021	2020	2019 (1)
Construction and upgrades revenue	252	201	312
Construction and upgrades costs	(183)	(147)	(220)
Margin	69	54	92
Mark-up (%)	37.40%	36.73%	41.82%
Operation and maintenance revenue	355	279	352
Operation and maintenance cost	(235)	(223)	(388)
Margin	120	56	(36)
Mark-up (%)	50.88%	25,11%	(9.28%)

(1)	The negative margin observed in 2019 related to the performance obligation to operate and maintain is due the recognition of the non-recurring tax provision, in the amount of R$135.

e)	Adjustment to expected cash flow from financial assets on residual value of infrastructure asses of distribution concessions

Income from fair value change of the Regulatory Remuneration Asset Base.

f)	Revenue on financial updating of the Concession Grant Fee

Represents the inflation adjustment using the IPCA inflation index, plus interest, on the Concession Grant Fee for the concession awarded as Lot D of Auction 12/2015. See Note 14.

g)	Energy transactions on the CCEE (Power Trading Chamber)

The revenue from transactions made through the Power Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) is the monthly positive net balance of settlements of transactions for purchase and sale of energy in the Spot Market, through the CCEE, for which the consideration corresponds to the product of energy sold at the Spot Price.

h)	Mechanism for the sale of energy surplus

The revenue from the surplus sale mechanism (‘Mecanismo de Venda de Excedentes – MVE’) refers to the sale of power surpluses by distributor agents. This mechanism is an instrument regulated by Aneel enabling distributors to sell over contracted supply – the energy amount that exceeds the quantity required to supply captive customers.

i)	Advances for services provided

Corresponds to the negotiation with a free customer that resulted in a revenue recognition related to trading services provided in advance by the subsidiary ESCEE.

j)	Other operating revenues
	2021	2020	2019
Charged service	17	11	17
Services rendered	53	139	183
Subsidies (1)	1,592	1,395	1,266
Rental and leasing	211	164	189
Reimbursement for decontracted supply (2)	27	—	65
Other	35	—	1
	1,935	1,709	1,721

(1)	Includes the revenue recognized for the tariff subsidies applied to users of the distribution system, in the amount of R$986 in 2021 (R$1,035 in 2020). Includes the subsidies for sources that are subject to incentive, rural, irrigators, public services and the generation sources that are subject to the incentive; and also includes the tariff flag revenue in the amount of R$108 in 2021, recognized because of the creditor position assumed by the Company in CCRBT; and revenue recognized arising from subsidies, in the amount of R$205, relating to the Program to Encourage Voluntary Reduction of Energy Consumption.
(2)	Reimbursement for suspension of energy supply –Renova.

k)	Deductions on revenue

	2021	2020	2019
Taxes on revenue
ICMS	6,993	6,098	6,358
Cofins	2,842	2,214	2,408
PIS/Pasep	618	481	524
Others	11	5	7
	10,464	8,798	9,297
Charges to the customer
Global Reversion Reserve (RGR)	15	16	16
Energy Efficiency Program (PEE)	74	73	69
Energy Development Account (CDE)	2,658	2,443	2,448
Research and Development (R&D)	34	43	41
National Scientific and Technological Development Fund (FNDCT)	55	43	41
Energy System Expansion Research (EPE of MME)	27	21	20
Customer charges – Proinfa alternative sources program	66	39	52
Energy services inspection fee	35	35	30
Royalties for use of water resources	37	62	43
Customer charges – the ‘Flag Tariff’ system	162	149	294
CDE on R&D	21	—	—
CDE on PEE	31	—	—
	3,215	2,924	3,054
	13,679	11,722	12,351

28.	OPERATING COSTS AND EXPENSES

The operating costs are as follows:

	2021	2020	2019
Personnel (a)	1,240	1,276	1,272
Employees’ and managers’ profit sharing	134	142	263
Post-employment benefits (reversals) – Note 24 (1)	16	438	408
Materials	94	79	91
Outsourced services (b)	1,450	1,265	1,239
Energy purchased for resale (c)	16,101	12,111	11,286
Depreciation and amortization (2)	1,049	989	958
Operating provisions and adjustments for operating losses (d)	375	423	2,401
Charges for use of the national grid	3,337	1,748	1,426
Gas bought for resale	2,011	1,083	1,436
Construction costs (e)	2,036	1,581	1,200
Other operating expenses, net (f)	394	297	494
	28,237	21,432	22,474

(1)	Due to the changes made in the Collective Work Agreement for 2021–23, for offer and payment of life insurance for the employees and former employees, the Company believes that the post-retirement benefit in question had been canceled, in its entirety, and as a result wrote down the balance of the obligation. More information, see Note 24.
(2)	Net of PIS/Pasep and Cofins taxes applicable to amortization of the right-of-use assets in the amount of R$2.

a)	Personnel

2021 Programmed Voluntary Retirement Plan (‘PDVP’)

On May 2021, the Company approved the Programmed Voluntary Retirement Plan for 2021 (‘the 2021 PDVP’). All the employees are eligible to join the program, except as provided for in the Program, from May 10 to 31, 2021. The program provided the standard legal payments for voluntary termination of employment and a bonus, as an indemnity, which is calculated by the application of a percentage determined by the length of time the employee has worked for Cemig, on the current remuneration, for each year of employment, according to the Program terms, and, for those employees whose job tenure in Cemig is longer than 36 years, the value of 10.5 remunerations.

The total amount of R$35 has been recorded as expense related to this program, corresponding to the enrollment of 324 employees.

b)	Outsourced services

	2021	2020	2019
Meter reading and bill delivery	134	127	128
Communication	148	116	69
Maintenance and conservation of electrical facilities and equipment	485	443	404
Building conservation and cleaning	72	63	110
Security services	17	19	18
Audit and consultant	43	41	24
Information technology	93	80	63
Disconnection and reconnection	82	39	70
Legal services	32	21	28
Tree pruning	46	48	46
Cleaning of power line pathways	92	75	61
Copying and legal publications	18	17	21
Inspection of customer units	33	35	14
Other expenses	155	141	183
	1,450	1,265	1,239

c)	Energy purchased for resale

	2021	2020	2019
Supply from Itaipu Binacional	1,946	1,990	1,429
Physical guarantee quota contracts	832	780	715
Quotas for Angra I and II nuclear plants	244	303	269
Spot market	1,224	1,497	1,886
Proinfa Program	401	318	376
‘Bilateral’ contracts	418	333	311
Energy acquired in Regulated Market auctions	6,242	3,334	3,021
Energy acquired in the Free Market	4,976	3,977	4,098
Distributed generation (‘Geração distribuída’)	1,268	678	207
PIS/Pasep and Cofins credits	(1,450)	(1,099)	(1,026)
	16,101	12,111	11,286

d)	Operating provision (reversals)

	2021	2020	2019
Estimated losses on doubtful accounts receivables (Note 7) (1)	144	147	238
Estimated losses on other accounts receivables (2)	21	—	11
Estimated losses on accounts receivables from related parties (4)	—	37	688

Contingency provisions (reversals) (Note 25) (3)
Labor claims	35	46	136
Civil	54	43	24
Tax	2	75	1,228
Other	19	22	12
	110	186	1,400
	275	370	2,337
Adjustment for losses
Put option – SAAG (Note 31)	100	53	64
	100	53	64
	375	423	2,401

(1)	The expected losses on receivables are presented as selling expenses in the Statement of Income.

(2)	This refers mainly to the estimated loss on credits for sharing of infrastructure (rental of overhead cable poles).
(3)	The provisions for contingencies are presented in the consolidated Statement of income as operating expenses.
(4)	Estimated losses on accounts receivable from Renova, as a result of the assessment of the jointly controlled entity credit risk.

e)	Construction costs

	2021	2020	2019
Personnel and managers	100	83	85
Materials	1,150	775	595
Outsourced services	682	598	421
Others	104	125	99
	2,036	1,581	1,200

f)	Other operating expenses (revenues), net

	2021	2020	2019
Leasing and rentals	6	11	20
Advertising	12	7	9
Own consumption of energy	28	24	21
Subsidies and donations	27	22	40
Onerous concession	3	3	3
Insurance	29	25	12
CCEE annual charge	6	6	6
Net loss (gain) on deactivation and disposal of assets	97	81	88
Forluz – Administrative running cost	32	30	30
Collection agents	85	86	88
Obligations deriving from investment contracts (1)	11	9	32
Taxes and charges	16	7	10
Losses (gains) on investments (2)	40	(13)	—
Other revenues (expenses)	2	(1)	135
Other operating expenses (revenues), net	394	297	494

(1)	This refers to claims under the agreement made between Aliança Geração, Vale S.A. and Cemig. The action is provisioned at the cost of R$149 (R$119 on December 31, 2020), of which Cemig is responsible for R$52 (R$41 on December 31, 2020).
(2)	The Company injected capital into UHE Itaocara S.A., to assist in compliance with the final Arbitration Ruling against the investee, given by the FGV in its Mediation and Arbitration Chamber, in the amount of R$40. This amount is proportional to its shareholding interest in the investee, and was recognized under Other expenses in the Company’s income statement.

29.	FINANCE INCOME AND EXPENSES

	2021	2020	2019
FINANCE INCOME
Income from financial investments	242	95	102
Interest on sale of energy	460	399	361
Monetary variations	68	42	30
Monetary variations – CVA (Note 14)	64	32	105
Monetary updating of escrow deposits	29	53	50
PIS/Pasep and Cofins charged on finance income (1)	(124)	(96)	(128)
Gains on financial instruments –swap (Note 31)	—	1,753	998
Borrowing costs paid by related parties	2	30	48
Monetary updating on PIS/Pasep and Cofins taxes credits over ICMS (Note 9) (2)	20	42	1,580
Others	83	95	61
	844	2,445	3,207
FINANCE EXPENSES
Charges on loans and financings (Note 22)	(1,147)	(1,178)	(1,227)
Cost of debt – amortization of transaction cost (Note 22)	(20)	(15)	(38)
Foreign exchange variations - loans and financing (Note 22)	(353)	(1,742)	(226)
Premium on repurchase of debt securities (Eurobonds) (Note 22)	(491)	—	—
Foreign exchange variations – Itaipu	(27)	(47)	(13)
Monetary updating – loans and financings (Note 22)	(331)	(187)	(142)
Monetary updating – onerous concessions	(8)	(9)	(3)
Charges and monetary updating on post-employment obligations (Note 24)	(70)	(53)	(56)
Loss on financial instruments –swap (Note 31)	(538)	—	—
Monetary updating – Lease liabilities (Note 19)	(25)	(27)	(34)
Others	(86)	(92)	(108)
	(3,096)	(3,350)	(1,847)
NET FINANCE INCOME (EXPENSES)	(2,252)	(905)	1,360

(1)	The PIS/Pasep and Cofins expenses apply to Interest on Equity.
(2)	The updating of the tax credits for the court judgment on PIS, Pasep, Cofins / ICMS tax, and the related liability to be refunded to customers, is presented at net value.

30.	RELATED PARTY TRANSACTIONS

Cemig’s main balances and transactions with related parties and its jointly controlled entities are as follows:

	ASSETS		LIABILITIES		REVENUE			EXPENSES
COMPANY	2021	2020	2021	2020	2021	2020	2019	2021	2020	2019
Shareholder
Minas Gerais State Government
Current
Receivables from customers and traders (1)	167	335	—	—	107	127	166	—	—	—
Non-current
Accounts Receivable – AFAC (2)	13	12	—	—	2	27	17	—	—	—

Affiliated (3)
Madeira Energia
Current
Transactions with energy (4)	8	2	13	92	95	35	—	(1,731)	(1,200)	—
Adjustment for losses (5)	—	—	162	—	—	—		(162)	—

Jointly controlled entity (3)
Aliança Geração
Current
Transactions with energy (4)	—	—	17	14	53	42	40	(196)	(174)	(166)
Provision of services (6)	1	—	—	—	5	8	7	—	—	—
Contingency (6)	—	—	52	41	—	—	—	(11)	(9)	(32)

Baguari Energia
Current
Transactions with energy (4)	—	—	1	1	—	—	—	(9)	(8)	(8)
Provision of services (6)	—	—	—	—	1	1	1	—	—	—

Norte Energia
Current
Transactions with energy (4)	2	—	35	25	26	28	22	(336)	(265)	(228)

Lightger
Current
Transactions with energy (4)	—	—	3	2	—	—	—	(28)	(23)	(21)

Hidrelétrica Pipoca
Current
Transactions with energy (4)	—	—	3	3	—	—	—	(37)	(26)	(19)
Interest on Equity, and dividends	—	3	—	—	—	—	—	—	—	—

Retiro Baixo
Current
Transactions with energy (4)	1	—	1	—	6	5	5	(5)	(5)	(5)
Interest on Equity, and dividends	7	—	—	—	—	—	—	—	—	—

Taesa
Current
Transactions with energy (4)	—	—	10	8	—	—	—	(123)	(100)	(96)
Provision of services (6)	—	—	—	—	1	1	1	—	—	—

Hidrelétrica Itaocara
Current
Adjustment for losses (8)	—	—	21	30	—	—	—	—	—	—

Axxiom
Current
Provision of services (9)	—	—	—	4	—	—	—	—	—	—

Other related parties
FIC Pampulha
Current
Cash and cash equivalents	81	171	—	—	—	—	—	—	—	—
Marketable securities	1,707	3,356	—	—	28	33	8	—	—	—
Non-current
Marketable securities	351	755	—	—	—	—	—	—	—	—

Forluz
Current
Post-employment obligations (10)	—	—	181	159	—	—	—	(201)	(206)	(197)
Supplementary pension contributions – Defined contribution plan (11)	—	—	—	—	—	—	—	(77)	(77)	(78)
Administrative running costs (12)	—	—	—	—	—	—	—	(32)	(30)	(30)
Operating leasing (13)	170	167	24	22	—	—	—	(29)	(42)	(55)
Non-current
Post-employment obligations (10)	—	—	2,490	2,750	—	—	—	—	—	—

Operating leasing (13)	—	—	163	156	—	—	—	—	—	—

Cemig Saúde
Current
Health Plan and Dental Plan (14)	—	—	184	154		—	—	(257)	(241)	(227)
Non-current
Health Plan and Dental Plan (14)	—	—	3,350	3,226	—	—	—	—	—	—

The main conditions and characteristics of interest with reference to the related party transactions are:

(1)	Refers to sale of energy supply to the Minas Gerais State government. The price of the supply is set by the grantor (Aneel) through a Resolution relating to the annual tariff adjustment of Cemig D. In 2017 the government of Minas Gerais State signed a debt recognition agreement with Cemig D for payment of debits relating to the supply of power due and unpaid, in the amount of R$113, up to November 2019. These receivables have guarantee in the form of Cemig’s right to retain dividends and Interest on Equity otherwise payable to the State (in proportion to the State’s equity interest in the Company), for as long as any payments are overdue or in default. On March, 31, 2021, Cemig D obtained authorization from the Minas Gerais State Finance Secretary to offset part of the ICMS tax payable to the state against the debt owed by the State government to the company, under State Law 23,705/2020. Until December 31, 2021, nine installments had been offset.
(2)	This refers to the recalculation of the inflation adjustment of amounts relating to the Advance against Future Capital Increase (AFAC), which were returned to the State of Minas Gerais. These receivables have guarantee in the form of Cemig’s right to retain dividends and Interest on Equity otherwise payable to the State (in proportion to the State’s equity interest in the Company), for as long as any payments are overdue or in default. For more information, see Note 11.
(3)	The relationship between Cemig and its investees are described in Note 16 – Investments.
(4)	The transactions in sale and purchase of energy between generators and distributors take place through auctions in the Regulated Market, and are organized by the federal government. In the Free Market, transactions are made through auctions or through direct contracting, under the applicable legislation. Transactions for transport of energy, on the other hand, are carried out by transmission companies and arise from the centralized operation of the National Grid, executed by the National System Operator (ONS).
(5)	An uncovered liability was recognized corresponding to the Company’s equity interest in Madeira Energia S.A. as a result of the judgment given in the arbitration proceedings (for more details see Note 16 to the financial statements).
(6)	Refers to a contract to provide plant operation and maintenance services.
(7)	This refers to the aggregate amounts of legal actions realized and legal actions provisioned arising from the agreement made between Aliança Geração, Vale S.A. and Cemig. The action is provisioned in the amount of R$149 (R$119 on December 31, 2020), of which Cemig’s portion is R$52 (R$41 on December 31, 2020).
(8)	A liability was recognized corresponding to the Company’s interest in the share capital of Hidrelétrica Itaocara, due to its negative equity (see Note 16).
(9)	This refers to a contract for development of management software between Cemig D and Axxiom Soluções Tecnológicas S.A., instituted in Aneel Dispatch 2657/2017;
(10)	The contracts of Forluz are updated by the Expanded Customer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA) calculated by the Brazilian Geography and Statistics Institute (IBGE) plus interest of 6% p.a. and will be amortized up to the business year of 2031 (see Note 24).
(11)	The Company’s contributions to the pension fund for the employees participating in the Mixed Plan, and calculated on the monthly remuneration, in accordance with the regulations of the Fund.
(12)	Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s payroll.
(13)	Rental of the Company’s administrative head office, in effect until August 2024 (able to be extended every five years, up to 2034), with annual inflation adjustment by the IPCA index and price reviewed every 60 months. On April 27, 2021, the Company signed with Forluz a contract amendment due to the transfer of Cemig Sim e Gasmig facilities to Júlio Soares building, reducing the Company’s rent expenses. On September 20, 2021 the lease contract was adjusted upward by 9.68%, corresponding to accumulated IPCA inflation over the prior 12 months.
(14)	Post-employment obligations relating to the employees’ health and dental plan (see Note 24).

Dividends receivable from equity investees

Dividends receivable from Company’s equity investees are as follows:

Dividends receivable	2021	2020
Light	71	71
Aliança Geração	225	114
Taesa	32	—
Others (1)	7	3
	335	188

(1)	The subsidiaries grouped in ‘Others’ are identified in the table above under “Interest on Equity, and Dividends”.

Guarantees on loans, financing and debentures

Cemig has provided guarantees on loans, financing and debentures of the following related parties – not consolidated in the financial statements because they relate to jointly controlled entities or affiliated companies:

Related party	Relationship	Type	Objective	2021	Maturity
Norte Energia (NESA) (1)	Jointly controlled	Surety	Financing	2,543	2042
Norte Energia (NESA) / Light (2)	Jointly controlled	Counter-guarantee	Financing	684	2042
Santo Antônio Energia S.A. (3)	Affiliated	Surety	Debentures	491	2037
Santo Antônio Energia S.A.	Affiliated	Guarantee	Financing	1,105	2034
Norte Energia (NESA)	Jointly controlled	Surety	Debentures	75	2030
				4,898

(1)	Related to Norte Energia financing.
(2)	Counter-guarantee to Light, related to execution of guarantees of the Norte Energia financing.
(3)	Corporate guarantee given by Cemig to Saesa.

At December 31, 2021, Management believes that there is no need to recognize any provisions in the Company’s financial statements for the purpose of meeting any obligations arising under these sureties and/or guarantees, except for those related to Santo Antônio Energia S.A.. For more details, see Note 16.

Purchase of energy guarantee

In the Financing Instruments of Santo Antônio Energia S.A., the Company granted a guarantee of trading of this investee’s production, until 57.42 MWaverage per year, for a minimum annual revenue of R$66, with base date December 31, 2007, adjusted by the IPCA inflation index, during the period from May 1, 2027 until conclusion of settlement of the obligations arising from those Financing Instruments. Additionally, a guarantee was given for trading of the Assured Energy of this investee, 6.04 MW average, for the period from January 1, 2030 up to completion of settlement of the obligations arising from those financing instruments.

Cash investments in FIC Pampulha – the investment fund of Cemig and its subsidiaries and affiliates

Cemig and its subsidiaries and jointly controlled entities invest part of their financial resources in an investment fund which has the characteristics of fixed income and obeys the Company’s cash investment policy. The amounts invested by at December 31, 2021, are reported as cash and cash equivalent, marketable securities, or as a deduction of debentures account balances.

The funds applied are allocated only in public and private fixed income securities, subject only to credit risk, with various maturity periods, obeying the unit holders’ cash flow needs.

Remuneration of key management personnel

The total costs of key personnel, comprising the Executive Board, the Fiscal Council, the Audit Committee and the Board of Directors in 2021, 2020 and 2019, are within the limits approved at a General Shareholders’ Meeting, and the effects on the income statements of the years ended, are as follows:

	2021	2020	2019
Remuneration	28	27	25
Profit sharing	4	9	6
Pension plans	2	1	1
Total	34	37	32

31.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Financial instruments classification and fair value

The main financial instruments, classified in accordance with the accounting principles, are as follows:

		2021		2020
	Level	Balance	Fair value	Balance	Fair value
Financial assets
Amortized cost (1)
Marketable securities – Cash investments	2	1,095	1,095	1,214	1,214
Accounts receivable from Customers and traders; Concession holders (transmission service)	2	4,482	4,482	4,534	4,534
Restricted cash	2	19	19	64	64
Accounts receivable from the State of Minas Gerais (AFAC)	2	13	13	12	12
Concession financial assets – CVA (Parcel ‘A’ Costs Variation Compensation) Account and Other financial components	3	2,148	2,148	133	133
Reimbursement of tariff subsidies	2	291	291	88	88
Low-income subsidy	2	47	47	43	43
Escrow deposits	2	1,155	1,155	1,056	1,056
Concession grant fee – Generation concessions	3	2,792	2,792	2,549	2,549
		12,042	12,042	9,693	9,693
Fair value through profit or loss
Cash equivalents – Cash investments		708	708	1,587	1,587
Marketable securities
Bank certificates of deposit (CDBs)		101	101	545	545
Treasury Financial Notes (LFTs)	1	178	178	731	731
Financial Notes – Banks	2	705	705	1,635	1,635
		1,692	1,692	4,498	4,498
Derivative financial instruments (Swaps)	3	1,219	1,219	2,949	2,949
Derivative financial instruments (Ativas and Sonda Put options)	3	—	—	3	3
Concession financial assets – Distribution infrastructure	3	718	718	559	559
Indemnifiable receivable – Generation	3	816	816	816	816
		4,445	4,445	8,825	8,825
		16,487	16,487	18,518	18,518
Financial liabilities
Amortized cost (1)
Loans, financing and debentures	2	(11,364)	(11,364)	(15,020)	(15,020)
Debt with pension fund (Forluz)	2	(385)	(385)	(473)	(473)
Deficit of pension fund (Forluz)	2	(539)	(539)	(540)	(540)
Concessions payable	3	(27)	(27)	(23)	(23)
Suppliers	2	(2,683)	(2,683)	(2,358)	(2,358)
Leasing transactions	2	(244)	(244)	(227)	(227)
Sector financial liabilities	2	(51)	(51)	(231)	(231)
		(15,293)	(15,293)	(18,872)	(18,872)
Fair value through profit or loss
Derivative financial instruments - Swaps	3	(6)	(6)	—	—
Derivative financial instruments (SAAG put options)	3	(636)	(636)	(536)	(536)
		(642)	(642)	(536)	(536)
		(15,935)	(15,935)	(19,408)	(19,408)

(1)	On December 31, 2021 and 2020, the book values of financial instruments reflect their fair values.

At initial recognition the Company measures its financial assets and liabilities at fair value and classifies them according to the accounting standards currently in effect. Fair value is a measurement based on assumptions that market participants would use in pricing an asset or liability, assuming that market participants act in their economic best interest. To increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value as follows:

▪	Level 1 – Active market – Quoted prices: A financial instrument is considered to be quoted in an active market if the prices quoted are promptly and regularly made available by an exchange or organized over-the-counter market, by operators, by brokers or by a market association, by entities whose purpose is to publish prices, or by regulatory agencies, and if those prices represent regular arm’s length market transactions made without any preference.

▪	Level 2 – No active market – Valuation technique: For an instrument that does not have an active market, fair value should be found by using a method of valuation/pricing. Criteria such as data on the current fair value of another instrument that is substantially similar, or discounted cash flow analysis or option pricing models, may be used. Level 2 is based on information that is observable, either directly or indirectly. The objective of the valuation technique is to establish what would be the transaction price on the measurement date in an arm’s-length transaction motivated by business model.

▪	Level 3 – No active market – No observable inputs: Fair value is determined based on generally accepted valuation techniques, such as on discounted cash flow analysis or other valuation techniques, including non-observable data, such as the measurement at new replacement value (Valor novo de reposição, or VNR). Non-observable data should be used to measure fair value where significant observable data is not available, admitting situations in which there is little or no market activity at the measurement date. Non-observable data are developed using the best possible information available in the circumstances, which may include the entity’s own data.

The fair value hierarchy prioritizes information (inputs) from valuation techniques, and not the valuation techniques used for measurement of fair value. In some cases information is used from different hierarchy levels in measurement of fair value, and this is classified entirely in the same level of the fair value hierarchy applicable to the significant information of a lower level. For assets and liabilities that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization.

Fair value calculation of financial positions

Distribution infrastructure concession financial assets: These are measured at New Replacement Value (Valor novo de reposição, or VNR), according to criteria established by the Concession-granting power (‘Grantor’), based on fair value of the concession assets in service and which will be revertible at the end of the concession, and on the weighted average cost of capital (WACC) defined by the Grantor, which reflects the concession holder’s return on the operations of the concession. The VNR and the WACC are public information disclosed by the Grantor and by Cemig respectively. The gas distribution assets are measured at the construction cost adjusted by the General Market Prices Index (Índice Geral de Preços de Mercado – IGPM). Changes in concession financial assets are disclosed in Note 14.

Indemnifiable receivable – generation: measured at New Replacement Value (VNR), as per criteria set by regulations of the grantor power, based on the fair value of the assets to be indemnify at the end of the concession. For more information, see Note 14.2.

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

Put options: The Company adopted the Black-Scholes-Merton method for measuring fair value of Sonda options. The fair value of these options was calculated on the basis of the estimated exercise price on the day of exercise of the option, less the fair value of the underlying shares, also estimated for the date of exercise, brought to present value at the reporting date.

Swaps: Fair value was calculated based on the market value of the security at its maturity adjusted to present value by the discount rate from the market yield curve.

Other financial liabilities: Fair value of its loans, financing and debentures were determined using 131.33% of the CDI rate – based on its most recent funding. For the loans, financing, debentures and debt renegotiated with Forluz, with annual rates between IPCA + 4.10% to 6.20% and CDI + 0.79% to 4.67%, Company believes that their carrying amount is approximated to their fair value.

b)	Derivative financial instruments

Put options

On December 31, 2021 and 2020, the options values were as follows:

	2021	2020
Put option – SAAG	636	536
Put / call options – Ativas and Sonda	—	(3)
	636	533

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

Based on the analysis performed, a liability of R$636 was recorded in the Company’s financial statements (R$536 on December 31, 2020), for the difference between the exercise price and the estimated fair value of the assets. Since the option is due to be settled within twelve months after December 31, 2021, this amount was classified as current liabilities.

The changes in the value of the options are as follows:

Balance at December 31, 2018	419
Adjustment to fair value	64
Balance at December 31, 2019	483
Adjustment to fair value	53
Balance at December 31, 2020	536
Adjustment to fair value	100
Balance at December 31, 2021	636

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

As established by contract, funds liquidation is one of the events that would result in expiration date of the option, which the private pension plan entities stated interest in exercising in the period from September 9 to October 2, 2020.

However, the Company’s management believes that the premises and conditions that were the grounds for the investment in Santo Antônio Energia and the legal structure of the various contracts signed for this purpose underwent substantial changes which resulted in the options imbalance.

Thus, using the contractual prerogative contained in the option instruments, the Company invoked the contractual mechanism of Amicable Resolution for the contractual terms negotiation with the private pension plan entities. Since the amicable negotiation failed succeed, the Company invoked the arbitration clause for resolution of conflict between the parties, which awaits the decision of the Brazil Canada Chamber of Commerce of the State of São Paulo.

The Company recorded the accounting effects of this contract in accordance with the contract’s original terms.

Ativas and Sonda options

The Company as successor of Cemig Telecom, and Sonda Procwork Outsourcing Informática signed a Purchase Option Agreement (issued by Cemig Telecom) and a Sale Option Agreement (issued by Sonda), which resulted in the Company simultaneously having a right (put option) and an obligation (call option) related to the shares held by the investee Ativas Datacenter S.A. (“Ativas”). The exercise price of the put option and the call option is equivalent to fifteen times and seventeen times, respectively, the adjusted net income of Ativas in the year prior to the exercise date. Both options, if exercised, result in the sale of the shares in Ativas, currently owned by the Company, and the exercise of one of the options results in nullity of the other. The options may be exercised as from January 1, 2021.

The put and call options in Ativas (‘the Ativas Options’) were measured at fair value and posted at their net value, i.e. the difference between the fair values of the two options on the reporting date of the financial statements for 2021.

The measurement has been made using the Black-Scholes-Merton (BSM) model. In the calculation of the fair value of the Ativas Options based on the BSM model, the following variables are taken into account: closing price of the underlying asset in June 30, 2021; the risk-free interest rate; the volatility of the price of the underlying asset; the time to maturity of the option; and the exercise prices on the exercise date.

The valuation base date is December 31, 2021, the same date as the closing of the Company’s Financial Statements, and the methodology used to calculate the fair value of the company is discounted cash flow (DCF) based on the value of the shares transaction of Ativas by Sonda, occurred on October 19, 2016. Maturity was calculated assuming exercise date between January 1, 2022 and March 31, 2022.This is the first opportunity for the exercise of the option, which will be available at the same period of the following years, since the option grants the Company the right of selling to Sonda its interests held in Ativas, as of 2021.

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

In 2021, the Company began studies and contracted services in order to take measures aimed to diligent managing its liabilities, and reducing liquidity risk and exposure to foreign currency. In this context, on July 19, 2021, the Company opened a Tender Offer to acquire, for cash, foreign market debt securities it had issued, maturing in 2024, in the principal amount of US$500.

In alignment with Cash tender offer process, on June 7 and 8, 2021 the derivative financial instruments contracted, corresponding to US$500, were partially dismantled. As a result, the Company reported a gain of R$774.

To mitigate foreign exchange exposure until the date of repurchase, on June 4, 2021 the Company contracted a short-term hedge against variation in the value of the US dollar for a volume of US$600, locking in an exchange rate of R$5.0984/US$. The instrument contracted was a non-deliverable forward (NDF), which does not include physical delivery of the currency, providing the Company with a pre-agreed rate at the maturity, which was August 3, 2021. For more details, see Note 22.

On June 7 and December 6, 2021, the half-yearly settlements of interest in the swap took place, with a positive effect of R$400, resulting in a net cash inflow to the Company of R$340. The total amount of hedge settlement until December 31, 2021 was R$1,174, with net cash inflow of R$998. The results from the settlement of the NDF was R$24, with net cash inflow of R$24.

					Realized gain / loss
Assets	Liability	Maturity period	Trade market	Notional amount	2021	2020
US$ exchange variation + Rate (9.25% p.y.)	Local currency + R$ 151.99% of CDI	Interest: Half-yearly Principal: Dec. 2024	Over the counter	US$1,000	1,019	329
US$ exchange variation + Rate (9.25% p.y.)	Local currency + R$125.52% of CDI	Interest: Half-yearly Principal: Dec. 2024	Over the counter	US$500	155	166
US$ exchange variation higher R$5.0984	US$ exchange variation lower R$5.0954	August 03, 2021	Over the counter	US$600	24	—
					1,198	495

The notional amount of derivative transactions are not presented in the statement of financial position, since they refer to transactions that do not require cash as only the gains or losses actually incurred are recorded. The net result of those transactions on December 31, 2021 was a negative adjustment of R$538 (positive adjustment of R$1,753 on December 31, 2020), which was posted in finance income (expenses).

The counterparties of the derivative transactions are the banks Bradesco, Itaú, Goldman Sachs and BTG Pactual and Cemig is guarantor of the derivative financial instruments contracted by the Company. The counterparts of the NDF were Deutsche Bank, Bradesco, XP Inc. and Goldman Sachs.

This table presents the derivative instruments contracted by Company as of December 31, 2021 and 2020:

					Unrealized gain / loss		Unrealized gain / loss
Assets	Liability	Maturity period	Trade market	Notional amount (2)	Carrying amount 2021	Fair value 2021	Carrying amount 2020	Fair value 2020
US$ exchange variation + Rate (9.25% p.y.) (1)	R$151.99% of CDI	Interest: Half-yearly Principal: Dec. 2024	Over the counter	US$500	873	706	1,772	2,110
US$ exchange variation + Rate (9.25% p.y.) (1)	R$125.52% of CDI	Interest: Half-yearly Principal: Dec. 2024	Over the counter	US$500	578	507	588	839
					1,451	1,213	2,360	2,949
Current asset						—		523
Non-current asset						1,219		2,426
Current liabilities						(6)		—

1)	For the US$1 billion Eurobond issued on December 2017: (i) for the principal, a call spread was contracted, with floor at R$ 3.25/US$ and ceiling at R$5.00/US$; and (ii) a swap was contracted for the total interest, for a coupon of 9.25% p.a. at an average rate equivalent to 150.49% of the CDI. In July 20 21, Cemig GT dismantled a total of US$500 of the original hedge issued. For the additional US$500 issuance of the same Eurobond issued on July 2018: (1) a call spread was contracted for the principal, with floor at R$3.85/US$ and ceiling at R$5.00/US$; and (2) a swap was contracted for the interest, resulting in a coupon of 9.25% p.a., with an average rate equivalent to 125.52% of the CDI rate The upper limit for the exchange rate in the hedge instrument contracted by the Company for the principal of the Eurobonds is R$5.00/US$. The instrument matures in December 2024. If the USD/BRL exchange rate is still over R$5.00 in December 2024, the company will disburse, on that date, the difference between the upper limit of the protection range and the spot dollar on that date. The Company is monitoring the possible risks and impacts associated with the dollar being valued above R$5.00, and assessing various strategies for mitigating the foreign exchange risk up to the maturity date of the transaction. The hedge instrument fully protects the payment of six-monthly interest, independently of the USD/BRL exchange rate.
2)	In millions of US$.

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

The fair value at December 31, 2021 was R$1,213 (R$2,949 in December 31, 2020), which would be the reference if Cemig GT would liquidate the financial instrument on that date, but the swap contracts protect the Company’s cash flow up to the maturity of the bonds in 2024 and they have carrying value of R$1,451 at December 31, 2021 (R$2,360 in December 31, 2020).

The Company is exposed to market risk due to having contracted this hedge, the principal potential impact being a change in future interest rates and/or the future exchange rates. Based on the futures curves for interest rates and dollar, Company prepare a sensitivity analyses and estimates that in a probable scenario its results at December 31, 2022 would be affected by the swap and call spread at the end of the period in the amount of R$133. The fair value of the financial instrument will be R$1,346, in which R$1,149 refers to the option (call spread) and R$197 refers to the swap.

The Company has measured the effects on its net income of reduction of the estimated fair value for the ‘probable’ scenario, analyzing sensitivity for the risks of interest rates, exchange rates and volatility changes, by 25% and 50%, as follows:

	Base scenario Dec. 31, 2021	‘Probable’ scenario:	‘Possible’ scenario exchange rate depreciation and interest rate increase 25%	‘Remote’ scenario: exchange rate depreciation and interest rate increase 50%
Swap (asset)	4,157	4,036	3,605	3,199
Swap (liability)	(3,943)	(3,839)	(3,902)	(3,963)
Option / Call spread	999	1,149	813	296
Derivative hedge instrument	1,213	1,346	516	(468)

The same methods of measuring marked to market of the derivative financial instruments described above were applied to the estimation of fair value.

c)	Financial risk management

Corporate risk management is a management tool that is part of the Company’s corporate governance practices, and is aligned with the process of planning, which sets the Company’s strategic business objectives.

The Company monitor the financial risk of transactions that could negatively affect the Company’s liquidity or profitability, recommending hedge protection strategies to minimize the its exposure to foreign exchange rate, interest rate and inflation risks, which are effective, in alignment with the Company’s business strategy.

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

The net exposure to exchange rates is as follows:

	2021		2020
Exposure to exchange rates	Foreign currency	R$	Foreign currency	R$
US dollar
Loans and financing (note 22)	(1,008)	(5,623)	(1,514)	(7,866)
Suppliers (Itaipu Binacional) (note 20)	(59)	(331)	(63)	(325)
	(1,067)	(5,954)	(1,577)	(8,191)
Net liabilities exposed		(5,954)		(8,191)

Sensitivity analysis

Based on information from its financial consultants, the Company estimates that in a probable scenario the variation of the exchange rates of foreign currencies in relation to the Real at the end of 2022 will be an deppreciation of the dollar by 8.61% to R$5.10. The Company has prepared a sensitivity analysis of the effects on the Company’s net income arising from variation in the Real exchange rate considering the increase of 25%, and 50%, in relation to this ‘probable’ scenario.

Risk: foreign exchange rate exposure	Base Scenario	‘Probable’ scenario US$1=R$5.10	‘Possible’ scenario Appreciation 25.00% US$1= R$6.38	‘Remote’ scenario Appreciation 50.00% US$1=R$7.65
US dollar
Loans and financings (note 22)	(5,623)	(5,139)	(6,429)	(7,709)
Suppliers (Itaipu Binacional) (note 20)	(331)	(303)	(378)	(454)
	(5,954)	(5,442)	(6,807)	(8,163)

Net liabilities exposed	(5,954)	(5,442)	(6,807)	(8,163)
Net effect of exchange rate fluctuation		512	(853)	(2,209)

Company has entered into swap operations to replace the exposure to the US dollar fluctuation with exposure to fluctuation in the CDI rate, as described on more detail in the item ‘Swap Transactions’ of this Note.

Interest rate risk

The Company is exposed to the risk of decrease in Brazilian domestic interest rates on December 31, 2021. This risk arises from the effect of variations in Brazilian interest rates on financial revenues from cash investments made by the Company, and also to the financial assets related to the CVA and other financial components, net of the effects on financial expenses associated to loans, financings and debentures in Brazilian currency, and also sectorial financial liabilities.

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

This exposure occurs as a result of net assets indexed to variation in interest rates, as follows:

Risk: Exposure to domestic interest rate changes	2021	2020
Assets
Cash equivalents – Cash investments (Note 6) – CDI	708	1,587
Marketable securities (Note 7) – CDI / SELIC	2,078	4,125
Restricted cash – CDI	19	64
CVA and in tariffs (Note 14) – SELIC	2,148	133
	4,953	5,909
Liabilities
Loans, financing and debentures (Note 22) – CDI	(1,458)	(2,310)
Loans, financing and debentures (Note 22) – TJLP	(21)	(73)
Sector financial liabilities (note 14)	(51)	(231)
	(1,530)	(2,614)
Net assets exposed	3,423	3,295

Sensitivity analysis

In relation to the most significant interest rate risk, Company estimates that, in a probable scenario, at December 31, 2022 Selic and TJLP rates will be 13.00% and 6.94%, respectively. The Company made a sensitivity analysis of the effects on its net income arising from increases in rates of 25% and 50% in relation to the ‘probable’ scenario. Fluctuation in the CDI rate accompanies the fluctuation of Selic rate.

F-157

	2021	2022
Risk: Increase in Brazilian interest rates	Book value	‘Probable’ scenario Selic 13.00% TJLP 6.94%	‘Possible’ scenario Selic 9.75% TJLP 5.21%	‘Remote’ scenario Selic 6.50% TJLP 3.47%
Assets
Cash equivalents (Note 6)	708	800	777	754
Marketable securities (Note 7)	2,078	2,348	2,281	2,213
Restricted cash	19	21	21	20
CVA and Other financial components – SELIC (Note 14)	2,148	2,427	2,357	2,288
	4,953	5,596	5,436	5,275
Liabilities
Loans and financing (Note 22) – CDI	(1,458)	(1,648)	(1,600)	(1,553)
Loans and financing (Note 22) – TJLP	(21)	(22)	(22)	(22)
Sector financial liabilities (Note 14)	(51)	(55)	(54)	(53)
	(1,530)	(1,725)	(1,676)	(1,628)

Net assets (liabilities) exposed	3,423	3,871	3,760	3,647
Net effect of fluctuation in interest rates		448	337	224

Increase in inflation risk

The Company is exposed to the risk of increase in inflation index on December 31, 2021. A portion of the loans, financings and debentures as well as the pension fund liabilities are adjusted using the IPCA (Expanded National Customer Price). The revenue is also adjusted using the IPCA and IGP-M index, mitigating part of the Company risk exposure.

This table presents the Company’s net exposure to inflation index:

Exposure to increase in inflation	2021	2020
Assets
Concession financial assets related to Distribution infrastructure - IPCA (1)	718	559
Receivable from Minas Gerais state government (AFAC) – IGPM (Note 11 and 30)	13	12
Concession Grant Fee – IPCA (Note 14)	2,792	2,549
	3,523	3,120

Liabilities
Loans, financing and debentures – IPCA and IGP-DI (Note 22)	(4,322)	(4,863)
Debt with pension fund (Forluz) – IPCA (Note 24)	(385)	(473)
Deficit of pension plan (Forluz) – IPCA (Note 24)	(539)	(540)
	(5,246)	(5,876)
Net assets (liabilities) exposed	(1,723)	(2,756)

(1) Portion of the concession financial assets relating to the Regulatory Remuneration Base of Assets ratified by the grantor (Aneel) after the 4rd tariff review cycle.

Sensitivity analysis

In relation to the most significant risk of reduction in inflation index, reflecting the consideration that the Company has more assets than liabilities indexed to inflation indexes, the Company estimates that, in a probable scenario, at December 31, 2022 the IPCA inflation index will be 6.68% and the IGPM inflation index will be 11.46%. The Company has prepared a sensitivity analysis of the effects on its net income arising from an increase in inflation of 25% and 50% in relation to the ‘probable’ scenario.

F-158

	2021	2022
Risk: increase in inflation	Amount Book value	‘Probable’ scenario IPCA 6.68% IGPM 11.46%	‘Possible’ scenario (25%) IPCA 8.35% IGPM 14.33%	‘Remote’ scenario (50%) IPCA 10.02% IGPM 17.19%
Assets
Concession financial assets related to Distribution infrastructure – IPCA (1)	718	766	778	790
Accounts receivable from Minas Gerais state government (AFAC) – IGPM index (Note 11 and 30)	13	14	15	15
Concession Grant Fee – IPCA (Note 14)	2,792	2,979	3,025	3,072
	3,523	3,759	3,818	3,877

Liabilities
Loans, financing and debentures – IPCA and IGP-DI (Note 22)	(4,322)	(4,611)	(4,683)	(4,755)
Debt agreed with pension fund (Forluz) – IPCA (Note 24)	(385)	(411)	(417)	(424)
Deficit of pension plan (Forluz) (Note 24)	(539)	(575)	(584)	(593)
	(5,246)	(5,597)	(5,684)	(5,772)
Net liability exposed	(1,723)	(1,838)	(1,866)	(1,895)
Net effect of fluctuation in IPCA and IGP–M indexes		(115)	(143)	(172)

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

The flow of payments of the Company’s obligation to suppliers, debts with the pension fund, loans, financing and debentures, at floating and fixed rates, including future interest up to contractual maturity dates, is as follows:

	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at interest rates:
- Floating rates
Loans, financing and debentures	60	967	1,126	10,398	930	13,481
Onerous concessions	—	1	3	13	15	32
Debt with pension plan (Forluz) (Note 24)	14	28	129	269	—	440
Deficit of the pension plan (FORLUZ) (Note 24)	6	12	57	331	482	888
	80	1,008	1,315	11,011	1,427	14,841
- Fixed rate
Suppliers	2,419	264	—	—	—	2,683
	2,499	1,272	1,315	11,011	1,427	17,524

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

The allowance for doubtful accounts receivable recorded on December 31, 2021, considered to be adequate in relation to the credits in arrears receivable by the Company, was R$833 (R$712 on December 31, 2020).

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

The minimum requirements for concession of credit to financial institutions are centered on three items:

1.	Minimum Brazilian long-term rating of ‘BBB’ (bra), ‘brBBB’ or ‘Baa2’ by any of the agencies: Fitch Ratings, Moody’s or Standard & Poor’s.
2.	Equity greater than R$800.
3.	Basel ratio one percentage point above the minimum set by the Brazilian Central Bank.

The quality of the financial institutions’ credit portfolio is another indicator that is monitored and may result in reduction of the institution’s limit.

Banks that exceed these thresholds are classified in three groups, in accordance with their equity value, plus a specific segment comprising those whose credit risk is associated only with federal government, and within this classification, limits of concentration by group and by institution are set:

		Limit per bank (% of equity) (1) (2)
Group	Equity	AAA	AA	A	BBB
Federal Risk	-	10%	10%	10%	10%
A1	Equal or over R$10 billion	9%	8%	7%	6%
A2	Between R$5 billion and R$10 billion	8%	7%	6%	5%
A3	Between R$2 billion and R$5 billion	7%	6%	5%	4%
A4	Between R$800 million and R$2 billion	6%	5%	4%	—

1.	The percentage assigned to each bank depends on individual assessment of indicators, e.g. liquidity, and quality of the credit portfolio.
2.	When the institution has different ratings from different risk rating agencies, the rating that is most favorable for the institution is taken into account.

Further to these points, Cemig also sets two concentration limits:

1.	No bank may have more than 30% of the Group’s portfolio.
2.	The banks in the ‘Federal risk’, ‘A1’ and ‘A2’ groups must concentrate at least 50% of the total of the funds available, comprising investments held in the Investment Funds and in the own portfolio, excluding public securities.

The Company only permits investments in securities of non-financial companies that have a rating equal to or higher than the most recent rating of the Company published by the risk rating agencies Fitch Rating, Moody’s or Standard & Poor’s.

COVID-19 Pandemic – Risks and uncertainties related to Cemig’s business

The Company’s assessment concerning the risks and potential impacts of Covid-19 are disclosed in Note 1c.

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

Risk of continuity of the concession

The risk to continuity of the distribution concession arises from the new terms included in the extension of Cemig D’s concession for 30 years from January 1, 2016, as specified by Law 12,783/13. The extension introduced changes to the present contract, conditional upon compliance by the distributor to the new criteria for quality, and for economic and financial sustainability.

Non-compliance with the quality criteria for three consecutive years, or the minimum parameters for economic/financial sustainability for two consecutive years, results in opening of proceedings for termination of the concession.

The efficiency criteria for continuity of supply and for economic and financial management, required to maintain the distribution concession, were met in the year ended December 31, 2021.

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

The Company continuously monitors the position of its energy balance and the risk position of power purchase contracting, in order to ensure that transactions are consistent with its objectives and corporate strategy.

Risk of debt early maturity

The Company’s subsidiaries have loan contracts with restrictive covenants normally applicable to this type of transaction, related to compliance with a financial index. Non-compliance with these covenants could result in earlier maturity of debts.

On December 31, 2021, the Company were in compliance with all the financial requiring half-yearly and annual compliance. More details in Note 22.

Capital management

This table shows comparisons of the Company’s net liabilities and its Equity on December 31, 2021 and 2020:

	2021	2020
Total liabilities	32,584	36,605
(–) Cash and cash equivalents	(825)	(1,680)
(–) Restricted cash	(19)	(64)
Net liabilities	31,740	34,861

Total equity	19,462	17,478
Net liabilities / equity	1.62	1.99

32.	ASSETS AS HELD FOR SALE

Assets and liabilities classified as held for sale, and the results of discontinued and continuing operations, were as follows:

Consolidated and Parent company – Statements of financial position	2021	2020
Assets held for sale – investment in an affiliate (Light)	—	1,258
Assets held for sale – investment in an jointly controlled (Renova)	—	—
	—	1,258

Sale of retained investment in Light on January 2021

On January 22, 2021, the public offering of Light’s common shares was completed. This offering comprises: (a) primary distribution of 68,621,264 new common shares in Light (“the Primary Offering”); and (b) a secondary distribution, of the Company shares, with restricted placement efforts. The Company sold its entire holding of shares in Light at R$20.00 per share for a total of R$1,372.

As a result, the Company recognized, in January of 2021, the gain before taxes of R$109, considering the carrying amount of the non-current asset held for sale at the transaction date. The fiscal cost of the investment was adjusted for the tax calculation, pursuant to tax law, considering the equity value of the investment, plus the goodwill and the excess of net fair value of the investee’s identifiable assets and liabilities over the cost paid in the step-acquisitions.

Cemig’s shares	68,621,263
Sale price of the shares – January 21, 2021	20
Total value	1,372
Estimated cost to sell (0.42%) (1)	(5)
Fair value, less cost to sell on 01/22/2021	1,367
Non-current asset held for sale carrying amount in 12/31/2020	(1,258)
Gains	109
IRPJ and CSLL	(37)
Gain after taxes	72

(1)	The estimated cost to sell includes financing, accounting and legal advices services.

Cemig GT’s interest in Renova disposal process

On November 11, 2021,  Cemig GT signed a Share Purchase Agreement with AP Energias Renováveis Fundo de Investimento em Participações Multiestratégia, an Angra Partners’ investment vehicle, administered and managed by Mantiq Investimentos Ltda, including the sale of the whole equity interest held in Renova S.A – In-Court Supervised Reorganization (“Renova”) and the assignment, for consideration, of all credits owed to Cemig GT by Renova Comercializadora de Energia S.A. – In-Court Supervised Reorganization, for total consideration of R$60. The contract establishes the Cemig GT right to an earn-out, depending on certain future events.

The agreement specifies other terms and conditions for the closing of the transaction, and is subject to compliance with certain precedent conditions that are usual in similar transactions, including prior approval by the grantor authorities, the creditors holding asset guarantees listed in Renova’s Court Supervised Reorganization Plan and the counterparties in certain commercial contracts. In the event of the Transaction being completed, there will be potential for Cemig GT to benefit from certain tax credits. The final date for implementation of Closure of the Transaction is 180 calendar days from the date of signature of the Angra Agreement.

The equity interest held in Renova, which carrying amount since December 31, 2018, classified as an asset held for sale according to IFRS 5 – Non-current Asset held for Sale and Discontinued Operation at the forth quarter of 2021, in view of the high probability of conclusion of its plan for sale, especially after approval by the competent governance body, which the signature of the instrument.

Closing of Renova’s sale transaction

On May 5, 2022, Cemig concluded the sale of its entire equity interest held in Renova Energia S.A. – In-court supervised reorganization – as well as the assignment, for consideration, of all credits owed to CEMIG by Renova Comercializadora de Energia S.A. – In court supervised reorganization – for a total consideration of R$60 million, with a right to receive an earn out subject to certain future events, as provided in Share Purchase Agreement (‘the Agreement’) entered into with AP Energias Renováveis Fundo de Investimento em Participações Multiestratégia on November 11, 2021.

The Company is determining the transaction accounting effects, which will be recognized in May, 2022.

Renova for in-court supervised reorganization

On December 31, 2021, Renova had net working capital of R$7, accumulated losses of R$3,959, negative shareholders’ equity (unsecured equity) of R$651 and net income, in the year, of R$35.

On October 16, 2019, was granted court supervised reorganization petition applied by Renova, and by the other companies of the group (‘the Renova Group’).

Considering the non-existence of any legal or constructive obligations to the investee, the Company has concluded that the granted of in-court supervised reorganization filed by Renova and approved by the court and the transactions occurred in the year ended on December 31, 2021 does not have any additional impact on its financial statements and does not affect the sale’s plan of its equity interest in the investee.

The principal events in Renova’s in Court supervised reorganization have been as follows:

▪	On October 25, 2019, Cemig GT made an Advance for Future Capital Increase to Renova, of R$5 and subsequently was agreeded between the Company and Renova a Debtor in Possession (DIP) loan agreements in the total amount of R$36.5. The funds of these loans, made under specific rules of court supervised reorganization proceedings, were necessary to support the expenses of maintaining the Renova’s activities, and were authorized by the second State of São Paulo Bankruptcy and Court Supervised Reorganization Court. They are guaranteed by a fiduciary assignment of shares in a company owning assets of a wind power project owned by Renova, in the approximate amount of R$60, and they also have priority of receipt in the court supervised reorganization process, in the sale of this asset given as guarantee. On June 30, 2020 an impairment in the amount of R$37.4, was recognized related to this loan. Under the share purchase agreement Cemig GT assumed an obligation not to exercise the amount under this loan, made after the proceedings of in court supervised reorganization had begun, until disposal of the Independent Productive Unit (UPI) SF 120, the company own in the Mina de Ouro project.

▪	On September 21, 2020, Renova approved the proposal made by the Company for suspension of the obligations in the PPA signed between them, as amended from time to time, for incentive-bearing wind power which were linked to phase A of the Alto Sertão III Wind Complex. The suspension will remain in effect until the beginning of the commercial operation of the facilities aimed at the Free Market, planned for December 2022.
▪	On December 18, 2020, the in court supervised reorganization Plans filed by Renova were approved by the General Meeting of Creditors (AGC) and ratified by the recovery court on the same day.
F-165

▪	On May 06, 2021 and August 23, 2021, the Renova Board of Directors approved partial ratification of its first and second capital increase, within the limit of the authorized capital, and in accordance with the terms of the court supervised reorganization plan. Cemig GT was not part of the group of creditors that requested conversion of their credits into equity and will not subscribe any part of the capital increase. On November 11, 2021 the third ‘window’ agreed for increase in Renova’s capital, specified in the in court supervised reorganization Plan, ended. This resulted in aggregate credits of not more than R$15. The equity interest held by Cemig GT in the common shares of Renova reduced from 36.23% to 13.80%.
▪	On November 24, 2021 the competitive proceeding for disposal of the UPI Enerbrás was ratified, with Vinci Energia Fundo de Investimentos em Participações em Infraestrutura being declared the winner, through its subsidiary V2i Energia S.A, for the amount of R$265.8, with completion subject to precedent conditions that are usual in the market.

▪	On December 1, 2021, sale of Renova’s entire equity interest in the UPI Brasil PCH to the other shareholders of Brasil PCH S.A. (BSB Energética S.A and Eletroriver S.A, exercising their right of first refusal under the Shareholders’ Agreement) was concluded, in the terms specified in the Tender Offer and in the in court supervised reorganziation Plan of the Renova Group. The funds received in the transaction, in the amount of R$1,100, were used for early settlement of the Debtor in Possession (DIP) loan contracted by its subsidiary Chipley SP Participação S.A., with co-obligation by Renova and Renova Participações S.A., with Quadra Gestão de Recursos S.A.

▪	On January 27, 2022, Renova accepted the proposal presented by AES GF1 HOLDING S.A., under a share purchase agreement for sale of certain assets and rights of the Cordilheira dos Ventos complex, comprising the projects Facheiro II, Facheiro III and Labocó, in the State of Rio Grande do Norte, with potential for development of wind generation capacity of 305 MW. The agreement included the right to an earn-out if the generation capacity built in the areas comprising the project turns out to be higher than 305 MW. The transaction is subject to certain conditions precedent, including holding of a competitive proceeding for the disposal of the Cordilheira dos Ventos UPI, under the in court supervised reorganization Proceedings, with AES as First Proposer (i.e. of a ‘Stalking Horse’ offer), with the right to match any offer made by third parties interested in the acquisition. On March 15, 2022, this process was ratified by the Judge of the second Bankruptcies and Supervised Reorganization Court of the Central legal district of São Paulo, with AES GF1 Holding S.A. being declared the winner, for the amount of R$42.

33.	INSURANCE

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

	Coverage	Coverage period	Amount insured (1)	Annual premium (1)
Companhia Energética de Minas Gerais
Facilities in buildings	Fire	Jan. 8, 2022 to Jan. 8, 2023	R$4,184	R$1
Cemig Geração e Transmissão
Air transport / Aircraft	Fuselage Third party	May 27, 2021 to May 27, 2022 May 27, 2021 to May 27, 2022	US$1,500 US$4,000	US$55
Warehouse stores	Fire	Nov. 2, 2021 to Nov. 2, 2022	R$21,119	R$35
Buildings	Fire	Jan. 8, 2022 to Jan. 8, 2023	R$220,822	R$68
Telecom’s equipment	Fire	Sep. 30, 2021 to Sep. 30, 2022	R$29,302	R$32
Operational risk - Transformers above 15MVA and other power distribution equipment with value above R$1,000	(2)	Dec. 7, 2021 to Dec. 7, 2022	R$757,263	R$1,269

Cemig Distribuição
Air transport / Aircraft / Guimbal equipment	Fuselage Third party	May 27, 2021 to May 27, 2022	US$1,500 USS4,000	US$123
Warehouse stores	Fire	Nov. 2, 2021 to Nov. 2, 2022	R$68,950	R$115
Buildings	Fire	Jan. 8, 2021 to Jan. 8, 2022	R$487,948	R$150
Telecom’s equipment	Fire	Sep. 30, 2021 to Sep. 30, 2022	R$96,115	R$104
Operational risk – Transformers above 15MVA and other energy distribution equipment with value above R$ 1,000 (2)	Total	Dec. 7, 2021 to Dec. 7, 2022	R$588,617	R$986

Gasmig
Gas distribution network / Third party	Third party	Dec. 15, 2021 to Dec. 15, 2022	R$100,000	R$1,100
Own vehicle fleet (Operation)	Damage to third parties only	Jul. 7, 2021 to Jul. 7, 2022	R$500	R$1
Own vehicle fleet (Directors)	Full cover	Oct. 25, 2021 to Oct. 25, 2022	R$187	R$2
Facilities – multirisk	Robbery, theft and fire	Dec. 31, 2021 to Dec. 31, 2022	R$33,211	R$47

(1) Amounts expressed in R$ ‘000 or US$’000.

(2) Maximum indemnity limit: R$231.

The Company, except for its aircraft, does not have third party liability insurance covering accidents, and is not seeking proposals for this type of insurance. Additionally, Company has not sought proposals for and does not have current policies for, insurance against events that could affect its facilities such as earthquakes, floods, systemic failures or business interruption. The Company has not suffered significant losses arising from the above-mentioned risks.

34.	COMMITMENTS

Cemig and its subsidiaries have contractual obligations and commitments as follows:

	2022	2023	2024	2025	2026	After 2027	Total
Purchase of energy from Itaipu	1,530	1,577	1,577	1,577	1,576	31,536	39,373
Purchase of energy – auctions	3,823	3,341	3,553	3,356	3,033	44,839	61,945
Purchase of energy – ‘bilateral contracts’	332	332	333	222	68	54	1,341
Quotas of Angra 1 and Angra 2	256	263	265	264	264	5,314	6,626
Transport of energy from Itaipu	215	218	222	159	92	429	1,335
Other energy purchase contracts	5,072	4,287	3,764	3,541	3,529	28,101	48,294
Physical quota guarantees	852	709	668	563	477	10,600	13,869
Total	12,080	10,727	10,382	9,682	9,039	120,873	172,783

35.	NON-CASH TRANSACTIONS

On 2021, 2020 and 2019, the Company had the following non-cash transactions, which are not reflected in the Cash flow statement:

▪	Capitalized financial costs of R$15 on 2021 (R$33 on 2020, R$23 on 2019);
▪	Except for the cash arising from the business combination, in the first half of 2020, in the amount of R$27, and the payment of R$45, the acquisition of the Centroeste’s remaining equity interest did not generate effects in the Company’s cash flow;
▪	Capital increase from retained profit reserve, with the issuance of shares, in the amount of R$300, on June 30, 2020;
▪	Lease addition in the amount of R$11 (R$6, on December 31, 2020).

36.	PARLIAMENTARY COMMITTEE OF INQUIRY (‘CPI’)

On June 17, 2021, the Legislative Assembly of Minas Gerais has established a Parliamentary Committee of Inquiry (‘CPI’) to investigate management acts of Cemig since 2019. At an ordinary meeting held on June 24, 2021, the Legislative Assembly of the State of Minas Gerais appointed the members of the CPI. The CPI was entitled to investigate the facts underlying the application for its creation, for 120 calendar days from appointment of its Chair and Vice-chair. This period was extended, on October 26, 2021, for 60 days.

The ‘CPI’ requested, through application, several documents and information related, mainly, to acquisition and disposal of equity interest, human resources management and procurement processes that were considered to be exempt from mandatory bidding. The Company has complied with the requests, into deadlines. Additionally, in relation to the processes of contracting, the Company carries out regular audits. At present there is an examination in progress in one of these: based on the results identified to date, no material impacts have been identified on the financial statements for the year ending December 31, 2021, nor for prior business years. The Company expects that the procedures will be concluded in the second quarter of 2022.

On February 18, 2022 the CPI approved its final report, to be submitted to the Public Attorneys’ Office of Minas Gerais State, and other public control bodies, for assessment of what further submissions of it should be made. So far there are not known to be any potential accusations that might take place by reason of the results indicated by the CPI.

The Company reaffirms that all the actions taken by the present management aimed to preserve the shareholders’ equity of the Company and ensure improvement in the offer of energy services to its clients, rigorously following the relevant legislation.

37.	SUBSEQUENT EVENTS

Gasmig – Tariff adjustment, and Extraordinary Tariff Review

On January 03, 2021, the State’s Economic Development Secretariat (SEDE/MG) approved the tariff adjustment for Gasmig with effect from February 1, 2022 applied for the Industrial, Co-generation, Compressed Natural Gas, Liquid Natural Gas, Vehicle Natural Gas, Residential and Commercial customers. The average increase, depending on the customer category, was from 16% to 26%, compared to the tariffs in effect from November 2021, resulted from the variation in the cost of gas acquired to sell.

On April 27, 2022, the SEDE/MG Resolution n. 21 approved the gas tariff review, with the following effects: cost of capital rate of 8.71%; required revenue to the 2022-2026 cycle, average margin of R$0.6626m3, average ordinary tariff index of -10,05% on the margin in force since February, 2022 and the new tariff structure to Gasmig supply. The effects of the tariff review are applied retrospectively since February, 2022 and the differences between the approved margin and the currently margin in force are offset by the compensatory account, from February 01, 2022 to the date of the tariff adjustment including the margin approved by the aforementioned Resolution.

Interest on Equity

On March 22, 2022 the Executive Board approved payment of Interest on Equity in the amount of R$245, as a minimum mandatory dividend for the 2022 business year, withholding income tax at 34% in accordance with the current legislation, the eligible the shareholders registered in the Issuer's Nominative Stock Registry on March 28, 2022.

Water Scarcity Account

On May 03, 2022, the Grantor (Aneel) determined the value related to the Water Scarcity Account regarding the amounts requested by distribution agents through the Term of Acceptance to the Decree nº 10,939, under the Normative Resolution nº 1,008/2022.

The Company requested, regarding the first payment, the resources ceiling for the Incentive Program for Voluntary Consuption Reduction, as well as for the importation of energy authorized by the Chamber of Hydroenergetic Management Exceptional Rules (‘CREG’), for July and August, 2021, amounting R$191, received on May 09, 2022.

The Company also requested full access to the resources to be made available by the Water Scarcity Account related to Tariff Flagg Resources Centralized Balance costs, referred to April, 2022, and by the Simplified Competitive Procedure (‘PCS/2021’).

The distribution agents that joined the aforemention Decree relinquished to (i) request to suspend or reduce energy acquired by purchase power agreement because of consumption reduction occurred until December, 2022; (ii) declare dividends or interest on equity exceeding 25% of their net profit, adjusted by Legal Reserve and Contingence Reserve, in case of intra-sector delinquency; (iii) the right to question, either in court or in an arbitration tribunal, the conditions established in the Decree.

The Aneel Normative Resolution 1,008, from 2022, establishes that the amount payed to each distribution agent shall be reverted into negative financial component until the 2024 tariff process, duly updated by Selic Rate, and that neutrality is guaranteed.

2022 Programmed Voluntary Retirement Plan (‘PDVP’)

On April 18, 2022 the Company approved the Programmed Voluntary Retirement Plan for 2022 (‘the 2022 PDVP’). All the employees are eligible to join the program, except as provided for in the Program, from May 02 to 20, 2022. The program will pay the standard legal payments for voluntary termination of employment and a bonus, as an indemnity, which is calculated by the application of a percentage determined by the length of time the employee has worked for Cemig, on the current remuneration, for each year of employment, according to the Program terms, and, for those employees whose job tenure in Cemig is longer than 25 years, the value of 12 remunerations.

Purchase and Sale Agreement for the acquisition of 49% of the equity interest in Specific Purpose Companies owning photovoltaic plant

On April 07, 2022, Cemig Sim entered into a Purchase and Sale Agreement of Shares and other Covenants for the acquisition of 49% of the equity interest of 6 Specific Purpose Companies, held by G2 Energia e Empreendimentos Imobiliários Ltda. (“G2”) and by Apolo Empreendimentos e Energia Ltda. (“Apolo”), for the estimated amount of R$37, wich is subject to the price adjustment methods established in the Agreement. The Specific Purpose Companies are owners of 6 photovoltaic plants in the shared distributed minigeneration mode, totaling 18.5MWp of power.

The plants, located in Lavras-MG, are fully operational and, combined, will supply approximately 1,800 customers in the residential, commercial, and low-voltage industrial markets, reducing emissions by 1,700 tons of CO2/year.

The transaction results from the share purchase right, granted to Cemig Sim through the Term Sheet, signed in November, 2020. The closing of the transaction and the conclusion of the shares acquisition of each SPE is subject to the approval of the Brazilian Antitrust Authority (‘CADE’).

