Form 20-F
period 2022-12-31
ENERGY CO OF MINAS GERAIS
filed 2023-05-16
CIK 1157557

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Leonardo George de Magalhães

Chief Officer for Finance and Investor Relations

ri@cemig.com.br | +5531 3506-5024

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes ☐ No ☒

PART I

ANNUAL REPORT AND FORM 20-F | 2022	4

PRESENTATION OF FINANCIAL INFORMATION

The Companhia Energética de Minas Gerais – CEMIG (or Company) is a state-controlled mixed capital company (‘sociedade por ações, de economia mista’) organized under the laws of the Federative Republic of Brazil, or Brazil. References in this annual report to ‘CEMIG’, the ‘CEMIG Group’, the ‘Company’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ are to Companhia Energética de Minas Gerais – CEMIG and its consolidated subsidiaries, and references to ‘CEMIG Holding’ are to Companhia Energética de Minas Gerais – CEMIG on an individual basis, except when the context otherwise requires. References to the ‘Real,’ ‘Reais’ or ‘R$’ are to Brazilian Reais (plural) and the Brazilian Real (singular), the official currency of Brazil. References to ‘U.S. dollars’, ‘dollars’ or ‘US$’ are to United States dollars.

We maintain our books and records in Reais. We prepare our statutory financial statements in accordance with the accounting practices adopted in Brazil, and with the International Financial Reporting Standards (‘IFRS’), as issued by the International Accounting Standards Board (‘IASB’). For purposes of this annual report, we prepared our consolidated financial statements in accordance with the IFRS, as issued by the IASB.

This annual report contains translations of certain Real amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such U.S. dollar amounts have been translated from Reais at an exchange rate of R$5.2860 to US$1.00, as certified for customs purposes by the U.S. Federal Reserve Board as of December 30, 2022. We cannot guarantee that U.S. dollars can be converted into Reais, or that Reais can be converted into U.S. dollars, at the above rate or at any other rate.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals and/or subtotals in certain tables may not be an arithmetic aggregation of the figures that precede them.

ANNUAL REPORT AND FORM 20-F | 2022	5

MARKET POSITION AND OTHER INFORMATION

The information contained in this annual report regarding our market position is, unless otherwise indicated, presented for the year ended December 31, 2022. It is based on, or derived from, reports issued by the Brazilian National Electric Energy Agency (Agência Nacional de Energia Elétrica, ‘Grantor’, or ‘ANEEL’), and by the Brazilian Electric Power Trading Chamber (Câmara de Comercialização de Energia Elétrica, or ‘CCEE’).

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

The Preferred ADSs are evidenced by Preferred ADRs, issued pursuant to a Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, as amended on June 11, 2007 and on April 15, 2022, by and among us, Citibank N.A., as depositary, and the holders and beneficial owners of Preferred ADSs evidenced by Preferred ADRs issued thereunder (the ‘Second Amended and Restated Deposit Agreement’). The Common ADSs are evidenced by Common ADRs, issued pursuant to a Deposit Agreement, dated as of June 12, 2007, as amended on April 15, 2022, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of Common ADSs evidenced by Common ADRs issued thereunder (the ‘Common ADS Deposit Agreement’ and, together with the Second Amended and Restated Deposit Agreement, the ‘Deposit Agreements’).

ANNUAL REPORT AND FORM 20-F | 2022	6

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

ANNUAL REPORT AND FORM 20-F | 2022	7

SUMMARY OF RISK FACTORS

The Company’s business, results of operations, financial conditions and cash flows are subject to, and could be materially adversely affected by a number of risks and uncertainties, including risks relating to the nature of the Company's business and its operations in Brazil. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Risks Relating to the Company’s Business

•	We are not certain whether new concessions or authorizations, as applicable, will be obtained, nor that our present concessions or authorizations will be extended on terms similar to those currently in effect, nor that any compensation we receive in the event of non-extension will be sufficient to cover the full value of our investment.
•	Our subsidiaries might suffer intervention by Brazilian public authorities to ensure adequate levels of service or be sanctioned by ANEEL for non-compliance with their concession agreements, or the authorizations granted to them, which could result in fines, other penalties and/or, depending on the severity of the non-compliance, legal termination of concession agreements or revocation of authorizations.
•	We are subject to extensive and governmental legislation and regulation which may be subject to change, and any changes to such legislation and regulation could have a material adverse effect on our business, results of operations and financial condition.
•	Changes in Brazilian tax law or conflicts regarding its interpretation may adversely affect us.
•	We are subject to restrictions on our ability to make capital investments and to incur indebtedness, which could adversely affect our business, results of operations and financial condition.
•	A reduction in our credit risk rating or in Brazil’s sovereign credit ratings could adversely affect the availability of new financing and increase our cost of capital.
•	Disruptions in the operation of, or deterioration of the quality of, our services, or those of our subsidiaries, could adversely affect our business, operating results and financial condition.
•	We have a considerable amount of debt, and we are exposed to limitations on our liquidity – a factor that might make it more difficult for us to obtain financing for investments that are planned and might negatively affect our financial condition and our results of operations.
•	Our strategy for maximizing value for CEMIG’s shareholders depends on external factors that could impede its successful implementation.
•	We may be unable to implement our long-term strategic plans within the desired timeframe, or without incurring unforeseen costs, which could have adverse consequences for our business, results of operations and financial condition.
•	The operating and financial results of our subsidiaries, jointly controlled entities and affiliates, non-controlling or from any companies which we may acquire in the future, may negatively affect our strategies, operating results and financial condition.
•	Delayed completion of construction projects or late capitalization of new investments in our generation, transmission and distribution companies could adversely affect our business, operating results and financial condition.
•	The level of default by our customers could adversely affect our business, operating results and/or financial condition, as well as those of our subsidiaries.
•	CEMIG D’s (Cemig Distribuição S.A or Cemig D) economic and financial sustainability is directly related to the effectiveness of the actions to control energy losses, and the regulatory limits established for it. If CEMIG D fails in successfully controlling energy loss, its business, operations, profit and financial condition could be substantially and adversely affected.
•	Dams are part of the critical and essential infrastructure in the Brazilian energy sector. Dam failures can cause serious damage to affected communities and to the Company.
•	We might be held responsible for impacts on our own workforce, on the population and the environment, due to accidents related to our generation, transmission and distribution systems and facilities.

ANNUAL REPORT AND FORM 20-F | 2022	8

•	Requirements and restrictions imposed by environmental agencies might require the Company to incur additional costs.
•	Cyberattacks, or violation of the security of our data might lead to an interruption of our operations, or a leak of confidential information either of the Company, or of our customers, third parties or interested parties, might cause financial losses, legal exposure, damage to reputation or other severe negative consequences for the Company.
•	Failures in the security of our databases containing customer personal data, as well as events related to non-compliance with data privacy and protection legislation may have an adverse effect on our business, results of operations and reputation.
•	Increases in energy generated by distributed generation (‘MMGD’) in Cemig D's concession area could cause an imbalance in its cash flows and financial results.
•	Increases in energy purchase prices could cause an imbalance in CEMIG D’s cash flows.
•	Brazil’s supply of energy is heavily dependent on hydroelectric plants, which in turn depends on climatic conditions to produce energy. Adverse hydrological conditions that result in lower generation of hydroelectric power could adversely affect our business, results of operations and financial condition.
•	The rules for energy trading and market conditions may affect the sale prices of energy.
•	The anticorruption investigations currently in progress in Brazil, which have had large-scale public exposure, and any allegations against, or anticorruption investigations of CEMIG, may have adverse effects on the perception of Brazil, as well as on our business, financial conditions and results of operations.
•	We may be exposed to behaviors that are incompatible with our standards of ethics and compliance, and we might be unable to prevent, detect or remedy them in time, which might cause material adverse effects on our business, results of operations, financial condition and reputation.
•	A member of our board of directors is party to judicial proceedings.
•	The multiple uses of water and the various interests related to this natural resource might give rise to conflicts of interest between CEMIG and the society, which might cause losses to our business, results of operations or financial condition.
•	We are controlled by the government of the State of Minas Gerais, which might have interests that are different from the interests of our other investors, or even of the Company.
•	Our processes of governance, risk management, compliance and internal controls might fail to avoid regulatory penalties, damages to our reputation, or other adverse effects on our business, results of operations or financial condition.
•	Potential shortages of skilled personnel in operational areas could adversely affect our business and results of operations.
•	Our ability to distribute dividends is subject to limitations.
•	ANEEL has discretion to establish the rates that distributors charge their customers. These rates are determined by ANEEL in such a way as to preserve the economic and financial balance of concession contracts entered into with the Federal Union.
•	ANEEL through concessions contracts establish the Permitted Annual Revenue (Receita Anual Permitida or ‘RAP’) of our transmission companies; if any adjustments result in a reduction of the RAP, this could have a material adverse effect on our results of operations and financial condition.
•	We have strict liability for any damages caused to third parties resulting from inadequate provision of energy services.
•	We may incur losses and reputational damage in connection with pending litigation.
•	Environmental regulations require us to perform environmental impact studies on future projects and obtain regulatory permits.
•	We operate without insurance policies against catastrophes and third-party liability.

ANNUAL REPORT AND FORM 20-F | 2022	9

•	The insurance contracted by us might be insufficient to reimburse costs of damage.
•	Strikes, work stoppages or labor unrest by our employees or by the employees of our suppliers or contractors could adversely affect our results of operations and our business.
•	A substantial portion of the Company’s assets is tied to the provision of public services and would not be available for attachment as collateral for the enforcement of any court decision.
•	Climate change can have significant impacts on our distribution, generation and transmission activities.
•	The outbreak of disease and health epidemics, such as the Covid-19 pandemic, could adversely affect our business, operational results and financial condition.
•	The continuing impact of the ongoing military conflict between Russia and Ukraine, or any widening of the conflict, may have a material adverse effect on the global economy, certain material and commodity prices and potentially on our business.

Risks Relating to Brazil

•	Political and economic instability in Brazil could have effects on the economy and affect us.
•	The Brazilian Federal Government has exercised, and continues to exercise, significant influence on the Brazilian economy. Political and economic conditions can have a direct impact on our business, financial condition, results of operations and prospects.
•	The stability of the Brazilian Real is affected by its relationship with the U.S. dollar, inflation and Brazilian Federal Government policy regarding exchange rates. Our business could be adversely affected by any recurrence of volatility affecting our foreign currency-linked receivables and obligations as well as increases in prevailing market interest rates.
•	Inflation and certain government measures aimed to control it might contribute significantly to economic uncertainty in Brazil and could have a material adverse effect on our business, results of operations, financial condition and the market price of our shares.

Risks relating to the Preferred and Common Shares, and the Preferred and Common ADSs

•	Instability of the exchange rate could adversely affect the value of remittances of dividends outside Brazil, and the market price of the ADSs.
•	Changes in economic and market conditions in other countries, especially Latin American and emerging market countries, may adversely affect our business, results of operations and financial condition, as well as the market price of our shares, preferred ADSs and common ADSs.
•	The relative volatility and illiquidity of the Brazilian securities market may adversely affect our shareholders.
•	Holders of the preferred and common ADSs, and holders of our shares, may have different shareholders’ rights than holders of shares in U.S. companies.
•	Exchange controls and restrictions on remittances from Brazil might adversely affect holders of preferred and common ADSs.
•	Foreign shareholders may be unable to enforce judgments given in non-Brazilian courts against the Company, or against members of its Board of Directors or Executive Board.
•	Exchange of preferred ADSs or common ADSs for underlying shares may have adverse consequences.
•	An investor of our common shares or preferred shares and common or preferred ADSs might be unable to exercise preemptive rights and tag-along rights with respect to our shares.
•	Judgments of Brazilian courts with respect to our shares will be payable only in Reais.
•	Sales of a substantial number of shares, or the perception that such sales might take place, could adversely affect the prevailing market price of our shares, or of the preferred or common ADSs.
•	The preferred shares and preferred ADSs generally do not have voting rights, and the common ADSs can only be voted by proxy by providing voting instructions to the depositary.

ANNUAL REPORT AND FORM 20-F | 2022	10

•	Future equity issuances may dilute the holdings of current holders of our shares or ADSs and could materially affect the market price for those securities.
•	The Brazilian Government may assert that the ADS taxation for Non- Resident Holders shall be payable in Brazil.

ANNUAL REPORT AND FORM 20-F | 2022	11

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information
A.	[Reserved]

Not applicable.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

On September 11, 2012, the Brazilian Federal Government issued Provisional Act 579 (‘PA 579’), later converted into Law 12,783 of January 11, 2013 (‘Law 12,783/13’), which governs the extensions of concessions granted prior to Law 9,074/95. Law 12,783/13 determines that, as of September 12, 2012, concessions prior to Law 9,074/95 can be extended once, for up to 30 years, provided that the concession operators accept and meet certain conditions described in such Law. With respect to generation activities, the Company chose not to accept the mechanism offered to extend the generation concessions that would expire in the period from 2013 to 2017. These concessions are: Três Marias, Salto Grande, Itutinga, Volta Grande, Camargos, Peti, Piau, Gafanhoto, Tronqueiras, Joasal, Martins, Cajuru, Paciência, Marmelos, Dona Rita, Sumidouro, Poquim and Anil.

Following publication of the tender documents for Generation Auction 12/2015, on October 7, 2015 (‘Auction 12/2015’), which was held under the revised regulatory structure for renewal of concessions of existing power plants as set forth in Law 13,203 of December 8, 2015 (‘Law 13,203/15’), the Company’s Board of Directors authorized CEMIG Geração e Transmissão S.A. (CEMIG GT) to bid at an auction, held on November 25, 2015, in which CEMIG GT was successful. In the auction, CEMIG GT won the concessions for the 18-hydroelectric plants comprising ‘Lot D’, for 30 years: Três Marias, Salto Grande, Itutinga, Camargos, Cajuru, Gafanhoto, Martins, Marmelos, Joasal, Paciência, Piau, Coronel Domiciano, Tronqueiras, Peti, Dona Rita, Sinceridade, Neblina and Ervália. The total installed capacity of these plants is 699.5 MW, and their offtake guarantee is 420.2 MW average.

ANNUAL REPORT AND FORM 20-F | 2022	12

On September 9, 2020, Law 14,052 was issued, changing Law 13,203/2015 and establishing new conditions for renegotiation of hydrological risk in relation to the portion of costs incurred due to the Generation Scaling Factor (‘GSF’) (Fator de ajuste da energia), borne by the holders of hydroelectric plants participating in the Energy Reallocation Mechanism (‘MRE’) since 2012, when there was a serious crisis in water sources. The compensation to the holders of hydroelectric were granted through the extension of the concession period for generation plants and were recognized as an intangible asset in exchange for a compensation of electricity costs. This renegotiation represents important progress for the electricity sector, reducing levels of litigation – and for CEMIG, in that it enables extension of the periods of its generation concessions. The periods of extension approved by ANEEL through normative resolutions 2,919/2021 and 2,932/2021 are shown in the table below:

Power plant	Capacity (MW)	Concession extension (days)	New Term of Concession
Emborcação	1,192	672	05/26/2027
Nova Ponte	510	750	08/12/2027
Irapé	399	934	09/19/2037
Três Marias	396	2,555	01/03/2053
Salto Grande	102	2,555	01/03/2053
Sá Carvalho	78	635	08/28/2026
Rosal	55	1,314	12/13/2035
Others (1)	353	-	-
(1)	Includes 20 power plants, of which 3 are owned by CEMIG GT, 1 is owned by CEMIG PCH, 3 are owned by Horizontes and the others belong to CEMIG affiliates. The average concession extension in days varies between 252 and 2,555 days.

Considering the degree of discretion granted to the Brazilian Federal Government in relation to new concession contracts or new authorizations, as applicable, and renewal of existing concessions and authorizations, and due to Law 12,783/13 and amendments, for renewals of generation, transmission and distribution concession agreements, we cannot guarantee that: (i) new concessions and authorizations will be obtained; (ii) our existing concessions and authorizations will be extended on terms similar to those currently in effect; nor (iii) the compensation received in the event of non-extension of a concession or authorization will be in an amount sufficient to cover the full value of our investment. Our inability to obtain new or extended concessions or authorizations could have a material adverse effect on our business, results of operations and financial condition. For more information about the renewal of our concessions and authorizations, see “Item 8. Financial Information – Legal and Administrative Proceedings”.

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

Depending on the severity of the non-compliance, these penalties could include:

•	Fines for breach of contract of up to 2.0% of the concession holder’s revenues in the financial year immediately prior to the date of the breach;
•	Injunctions related to the construction of new facilities and equipment;
•	Temporary suspension from participating in bidding processes for new concessions for a period of up to two years;
•	Intervention by ANEEL in the management of the concession holder that is in breach;
•	Revocation of the concession; and
•	Execution of the guarantees related to the concession.

ANNUAL REPORT AND FORM 20-F | 2022	13

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

Delays in the implementation and construction of new energy infrastructure can trigger the imposition of regulatory penalties by ANEEL, which, under ANEEL’s Normative Resolution 846 of June 11, 2019, can vary from warnings to the termination of concessions or withdrawal of authorizations. Any compensation we may receive upon rescission of the concession agreement or revocation of an authorization may not be sufficient to compensate us for the full value of certain investments. If we are responsible for the rescission of any concession agreement, the effective amount of compensation could be lower, due to fines or other penalties. The imposition of fines or penalties or the early termination or revocation by ANEEL of any of our concession agreements or authorizations, or any failure to receive sufficient compensation for investments we have made, may have a material adverse effect on our business, financial condition and results of operations, and on our ability to meet our payment obligations.

Rules under the Fifth Amendment to the distribution concession contract came into effect in 2016. They contain new targets for service quality, and requirements related to CEMIG Distribuição S.A. (or Cemig D)’s economic and financial sustainability. These targets must be complied with over the 30 years of the concession. Compliance with these targets is assessed annually, and non-compliance could result in an obligation for CEMIG to inject capital into CEMIG D or a limitation on distribution of dividends or the payment of interest on equity by CEMIG D to CEMIG. According to ANEEL regulations, in case of failure to comply with global annual targets for collective continuity indicators for two consecutive years, or three times in five years, or at any time in the last five years of the agreement term, distribution of dividends or payment of interest on equity may be limited until compliance is resumed.

Also, our Gasmig S.A. (or Gasmig)’s Concession contract establishes that in the event of non-compliance with any provision of the Concession Contract, including delays or non-compliance with targets specified in it, the State of Minas Gerais may impose penalties on Gasmig. Depending on the severity of the non-compliance, the applicable penalties include warnings and intervention. Gasmig cannot guarantee that it will not be penalized for non-compliance with its concession contract, nor that its concession contract will not be revoked in the future. The indemnity to which this subsidiary is entitled in the event of revocation of its concession may be insufficient for recovery of the full value of certain assets. Consequently, imposition of sanctions on Gasmig or revocation of its concession could result in a material adverse effect on the financial condition and results of operations of Gasmig, and of the Company.

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

The Brazilian Federal Government has been implementing policies that have a far-reaching impact on the Brazilian energy sector. As part of the restructuring, Law 10,848, of March 15, 2004 introduced a new regulatory regime for the Brazilian energy industry. This regulatory structure has undergone several changes in recent years, the most recent being the changes added by PA 579 (which was converted into Law 12,783/2013), which governs the extension of some concessions governed by Law 9,074/1995. Under this law, such concessions can, from September 12, 2012, be extended only once, for up to 30 years, at the option of the concession authority.

Draft law PL 414/2021 (formerly PLS 232/2016) is being discussed in the Chamber of Deputies. This bill proposes amendments to important legislation in the electricity sector, aiming to improve the regulatory and commercial model of the electricity sector with a view to expanding the free market, among other measures.

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

ANNUAL REPORT AND FORM 20-F | 2022	14

Changes in Brazilian tax law or conflicts regarding its interpretation may adversely affect us.

The Brazilian Federal, state and municipal governments regularly implement changes in tax policies that affect us. These changes include the creation and alteration of taxes and charges, permanent or temporary, related to specific purposes of the government. Some of these governmental measures can increase our tax burden, which could affect our profitability, and consequently our financial condition. We cannot guarantee that we will be able to maintain our cash flow and profitability after an increase in taxes and charges that apply to us, and this might result in a material adverse effect on the Company.

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

In relation to loans from third parties: (i) as a state-controlled company, we are subject to rules and limits relating to the level of credit applicable to the public sector, including rules established by the National Monetary Council (Conselho Monetário Nacional, or ‘CMN’), and by the Brazilian Central Bank; and (ii) we are subject to the rules and limits established by ANEEL that regulate indebtedness for companies in the energy sector. Also, although we may access both the international and local capital markets, we, as a state-controlled company, can only be financed with funds extended by local commercial banks if such debt is guaranteed by receivables, as well as with funds extended by Brazilian federal banks in transactions with the purpose of refinancing financial obligations contracted with entities of the Brazilian financial system. Furthermore, we are subject to certain contractual conditions under our existing debt instruments, and we may enter into new loans that contain restrictive covenants or similar clauses that could restrict our operational flexibility. These restrictions might also affect our ability to obtain new loans that are necessary for financing our activities and our growth strategy, and for meeting our future financial obligations when they become due, and this could adversely affect our ability to comply with our financial obligations. We have financing contracts and other debt obligations containing restrictive covenants, including Brazilian local market debentures and Eurobonds on international market. We have R$9.6 billion of outstanding debt with financial covenant restrictions, and any breach could have severe negative consequences to us. See ‘– The Company has a considerable amount of debt, and it is exposed to limitations on its liquidity – a factor that might make it more difficult for the Company to obtain financing for investments that are planned and might negatively affect its financial condition and its results of operation.’

If, for example, we breach a financial covenant under the CEMIG GT’s 9.25% Senior Notes due 2024 (the ‘Eurobonds’), we would be subject to an interest increase or acceleration of certain debt as a result of cross-default provisions under certain of our outstanding debt agreements. Similarly, if the Company violates a covenant under our debenture issuance, the debenture holders may accelerate the maturity of the debt in a meeting organized by the Fiduciary Agent (‘Trustee’), unless 75% of the debenture holders decide not to do so. Any acceleration of our outstanding debt could have a material adverse effect on our financial condition and may trigger cross-default clauses in other financial instruments. In the event of a default and acceleration, our assets and cash flow might be insufficient to repay amounts due, or to comply with the servicing of such debt. In the past, we have, on certain occasions, failed to comply with certain financial covenants that had conditions that were more restrictive than those currently in place. Although we were able to obtain waivers from our creditors in relation to past non-compliance, we cannot guarantee that we will be successful in obtaining any particular waiver in the future.

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

ANNUAL REPORT AND FORM 20-F | 2022	15

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

The Company's income is highly dependent on equipment availability, service quality and regulatory compliance of the assets and facilities it builds, operates and maintains. Failure to comply may lead to business and operating losses. For example, the distribution business may be penalized in the tariff revision process with a higher "X-factor", would reducing its expected annual revenue requirement; the transmission business may have its annual permitted revenue reduced due to any asset unavailability; and the generation business may have its earnings affected if a power plant does not meet minimum availability levels, because in the event that hydro generation does not fully meet previously contracted energy levels, the equivalent shortfall has to be acquired at the spot price, which is highly volatile. Penalties and financial compensation are applicable depending on the scope, severity and duration of the service or equipment unavailability. Thus, disruptions in power plants, transmission and distribution facilities, substations or networks, may have a material adverse effect on our business, financial condition and operating results.

We have a considerable amount of debt, and we are exposed to limitations on our liquidity – a factor that might make it more difficult for us to obtain financing for investments that are planned and might negatively affect our financial condition and our results of operations.

In order to finance the capital expenditures needed to meet our long-term growth objectives, we have incurred a substantial amount of debt. As of December 31, 2022, our total loans and debentures (including interest) were R$10,580 million; a decrease of 6.91% compared to the R$11,364 million reported as of December 31, 2021 and, which 2021 amount represented a decrease of 24.35% compared to R$15,020 million reported as of December 31, 2020. As of December 31, 2022, 52.48% of our existing loans and debentures - totaling R$5,552 million, have maturities in the next two years. To meet our growth objectives, maintain our ability to fund our operations and comply with scheduled debt maturities, we will need to raise debt capital from a range of funding sources. To service its debt after meeting the capital expenditure targets, the Company has relied upon a combination of cash flows provided by its operations, sale of assets, drawdowns under its available credit facilities, its cash and short-term financial investments balance and the incurrence of additional indebtedness.

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

ANNUAL REPORT AND FORM 20-F | 2022	16

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

The operating and financial results of our subsidiaries, jointly controlled entities and affiliates, non controlling or from any companies which we may acquire in the future, may negatively affect our strategies, operating results and financial condition.

We own equity in and do business through various subsidiaries and investees, including companies with assets in the energy generation and transmission sectors, energy and natural gas distribution sectors and other related business. The future development of our subsidiaries, jointly controlled entities and affiliates, such as Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’) and Aliança Geração de Energia S.A. (‘Aliança’), Guanhães Energia S.A. and Norte Energia S.A. (‘NESA’) could have a significant impact on our business and operating results. The Company’s ability to meet its financial obligations is correlated, in part, to the cash flow and the profits of its subsidiaries and investees, and the distribution to the Company by such companies of profits in the form of dividends or other advances or payments. If these companies’ abilities to generate profits and cash flows are reduced, this may cause a reduction of dividends and interest on capital paid to the Company, which could have a material adverse effect on our results of operations and financial position.

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

ANNUAL REPORT AND FORM 20-F | 2022	17

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

We are constantly engaged in the construction and expansion of our plants, transmission lines, distribution networks and substations, and regularly consider other potential expansion projects. The Company’s ability to complete projects within deadlines and on budget, without adverse economic effects, is subject to various risks. For instance, we may encounter the following:

•	Complications in the planning and execution stages of expansion of the electrical system projects and other new investments may occur, such as strikes, lagging suppliers of materials and services, delays in tender processes, embargos on work, unexpected geological and climate conditions, political and environmental uncertainties, financial instability of our partners, contractors and subcontractors;
•	Regulatory or legal challenges that delay the start-up of operations of new assets;
•	New assets might operate below planned capacity, or cost related to their operation or installation may be higher than planned;
•	Difficulty in obtaining adequate working capital to fund expansion projects;
•	The unintentional shutdown of transmission assets during execution of the expansion projects can reduce the revenue of the Transmission business;
•	ONS’s (‘Operador Nacional do Sistema’, Brazil’s ISO) refusal to authorize the execution of work on the transmission grid, due to power system restrictions; and
•	Environmental demands and claims by local communities during construction of power generation plants, transmission lines, distribution lines, distribution networks and substations.

If faced with any of these or similar issues related to the new investments or to the expansion of our generation, transmission or distribution capacity, the Company might incur increased costs or lower profitability than originally expected for the projects.

The level of default by our customers could adversely affect our business, operating results and/or financial condition, as well as those of our subsidiaries.

On December 31, 2022, the past-due receivables from our customers were R$1,825 million compared to R$1,249 million in 2021. In 2022, we recorded a provision for expected credit losses in the amount of R$820 million, compared to R$833 million in 2021.

The possibility exists that we may be unable to collect all of the amounts receivable from our customers, which are in arrears due to events beyond the control of the Company, such as limiting the performance of the suspension of energy supply by the regulatory body of the sector. If we are unable to collect all or a portion of our past-due receivables or incur losses in excess of our allowance for doubtful accounts, our results of operations and financial condition may be materially adversely affected.

ANNUAL REPORT AND FORM 20-F | 2022	18

CEMIG D’s economic and financial sustainability is directly related to the effectiveness of the actions to control energy losses, and the regulatory limits established for it. If CEMIG D fails in successfully controlling energy loss, its business, operations, profit and financial condition could be substantially and adversely affected.

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

CEMIG’s Total Losses Index as of December 31, 2022, using a 12-month window, was 11.11%. This percentage is in relation to the total energy injected into the distribution system (the total volume of losses was 6,172 GWh). Of that percentage, 8.77% comprised technical losses, and 2.34% comprised non-technical losses. This result was 1.3 percentage points lower than the result for December 2021 (11.27%), and below the regulatory target set by ANEEL for 2022 (11.23%).

From a regulatory point of view, ANEEL has been increasingly rigorous in establishing target caps for distribution losses. The target caps for non-technical losses are set based on a benchmarking model that compares using an index, which measures the social-economic complexity of each concession area and how efficient the distributors are in combating non-technical energy losses.

For the targets of technical losses, ANEEL uses metering and power flow software. In light of this complex scenario involving regulatory uncertainties, even with the implementation of a strategy to reduce technical and commercial losses, CEMIG cannot guarantee that the target caps for losses established by ANEEL will be met in the short term, and this could affect the Company’s financial condition and operating results, since the portion of a distribution company’s power losses that exceeds the regulatory cap cannot be passed through to customers as an expense in the form of an increase in tariffs.

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

ANNUAL REPORT AND FORM 20-F | 2022	19

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

Any of these actions could adversely affect our business, results of operations and financial condition. We are also subject to Brazilian legislation that requires payment of compensation if our activities have polluting effects. According to Federal Law 9,985/2000, Federal Decree 6,848/2009, and Minas Gerais State Decree 45,175/2009, up to 0.5% of the total amount invested in the implementation of a project that causes significant environmental impact should be used to pay for offsetting, based on the project’s specific level of pollution and environmental impact. State Decree 45,175/2009 (‘Decree 45,175’) also indicated that the compensation rate will be applied retroactively to projects implemented prior to promulgation of the present legislation.

Among the provisions of law that can lead to operating investments and expenses, one is compliance with the Stockholm Convention on Persistent Organic Pollutants, to which Brazil is a signatory. This relates to the international commitment to eliminate the use of Polychlorinated Biphenyls (‘PCB’) above 50 mg/kg by 2025, and the complete elimination by 2028, through Decree 5,472, of June 20, 2005. Currently there were two new legislations related to the theme: Law 14250/2021 and Interministerial Ordinance MMA/ MME 107/2022. Cemig need to adjust its practice and need to complete its inventory by PCB, according to these legislations. Further efforts may be required if there are new changes in the legislation. If we are unable to meet the technical requirements established by the environmental agencies during the process of licensing, this might prejudice the installation and operation of our projects, or make carrying out of our activities more difficult, which could negatively affect our business, financial, condition and results of operations. Finally, the adoption or implementation of new safety, health and environmental laws, new interpretations of existing laws, increased rigidity in the application of the environmental laws, or other developments in the future might require us to make additional capital expenditures or incur additional operating expenses in order to maintain our current operations. They might also restrain our production activities or demand that we take other action that could have an adverse effect on our business, results of operations or financial condition.

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

Successful cybersecurity attacks, breaches, employee malfeasance, or human or technological error may result in unauthorized access to, disclosure, modification, improper use, loss or destruction of data or systems, including those belonging to us, our customers or third parties; theft of sensitive, regulated or confidential data including personal information; the loss of access to critical data or systems through ransomware, destructive attacks or other means; transaction errors; business delays; and service or system disruptions. We have observed an increase in cybersecurity attacks worldwide in recent years.

In the event of such actions, we, our customers or other third parties could be exposed to risk of loss or improper use of this information, resulting in litigation and potential liability, damage to our brand and reputation, or other harm to our business. In addition, we rely on third-party infrastructure providers whose potential security vulnerabilities could have an impact on our business. The regulatory environment with regards to cybersecurity, privacy and data protection issues is increasingly complex and may have impacts on our business, including increased risk, costs and expanded compliance obligations.

Failures in the security of our databases containing customer personal data, as well as events related to noncompliance with data privacy and protection legislation may have an adverse effect on our business, results of operations and reputation.

We have databases containing collected personal data from our customers, partners and collaborators. Any improper use of this data, or failures in the correct use of our security protocols may negatively affect the integrity of those databases.

ANNUAL REPORT AND FORM 20-F | 2022	20

Unauthorized access to information concerning our customers, or unauthorized disclosure of sensitive information, may subject us to lawsuits, and as consequence, we might incur financial liabilities, penalties and reputational damage.

The Brazil General Data Protection Law (Lei Geral de Proteção de Dados Pessoais, or ‘LGPD’), was signed into law in August 2018 and came into effect on September 18, 2020, with the exception of the administrative sanctions, which came into effect in August 2021. LGPD establishes rules and obligations regarding the collection, processing, storage and use of personal data and impacts all economic sectors including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment.

Violations of the LGPD carry financial risks due to penalties for data breach or improper processing of personal data. The new legislation establishes penalties for non-compliance that include application of fines of up 2% of revenues, limited to R$50 million, for the most serious infringements. An increased number of data protection laws the globe may continue to result in increased compliance costs and risks. The potential costs of compliance with or imposed by new or existing regulations and policies that are applicable to us may affect our business and could have a material adverse effect on our results of operations.

Increases in energy generated by MMGD in Cemig D's concession area could cause an imbalance in its cash flows and financial results.

The tariffs of the distribution companies in Brazil carry numerous benefits aimed at specific sectors, subsidies that have been increasing the charges passed on to final consumers. In the case of subsidies to renewable generation (through what we call ‘TUSD/TUST Discounts’), the approval of Law 14,300/2022 defined a deadline for granting those benefits, thereby limiting such benefits. Furthermore, the state of Minas Gerais (Cemig D’s concession area) has two other factors that stimulate the implementation of projects characterized as distributed generation (‘MMGD’): (i) a high ICMS (state taxes that directly impact consumers’ final power tariffs) rate and (ii) large area with great insolation that benefits photovoltaic electricity generation. These points have led to an exponential growth in the implementation of photovoltaic plants in Cemig D's concession area.

With the expansion of MMGD connections in Cemig D's concession area, regulated customer consumption will be partially supplied by this distributed generation, rather than the energy supply contracts purchased by the Company. This has created an excess of energy above the regulatory limit (5%). However, there are regulatory mechanisms that allow distributors to exchange energy, enabling Cemig D to reduce its energy purchases in years where the excess is above the permitted limit when possible. Additionally, Federal Law 14,300/22 guarantees that the costs associated with this excess will be passed on to tariffs in the following year. Despite these mechanisms, energy purchases must be invoiced and the surplus is valued at the short-term price, typically lower than acquisition costs. This difference can create a cash flow mismatch, since the pass-through to tariffs only occurs in the next tariff cycle.

In addition, the customers in question are using a billing method called "net metering" (‘NEM’). This means that if a customer's energy generation exceeds their on-site needs and is exported back to the grid, they will receive a bill credit. This credit will be applied to their monthly bill at the same retail rate that they would have paid for energy consumption according to their normal rate structure. While this benefits the customer by reducing their costs, it could cause a cash flow concern for the Company as it is effectively subsidizing the excess energy generated by the customer.

Increases in energy purchase prices could cause an imbalance in CEMIG D’s cash flows.

The expense for purchase of power from the distributors is currently strongly linked to the Differences Settlement Price (Preço de Liquidação de Diferenças, or ‘PLD’) (Availability Contracts, Physical Guarantee quotas, and Itaipu Hydroelectric Plant quotas) and to MRE’s adjustment factor (Physical Guarantee quotas, Itaipu quotas and Hydrological Risk of the plants that have been renegotiated). Therefore, an adverse period in terms of rainfall may result in high spot prices and lower hydro generation that may affect the cash flow.

The ‘Flag Account’ (Conta Centralizadora de Recursos de Bandeiras Tarifárias – CCRBT or ‘Conta Bandeira’) was created to stabilize this issue. This account manages the additional funds that are collected from captive customers of distribution concession. This additional payment is defined monthly based on the assessment made by the ISO based on the supply condition of the system. Based on this analysis, ANEEL defines in which flag baseline (green, yellow, red 1 and red 2) the tariffs will be adjusted. Raises in the tariffs are indicated from the yellow flag baseline, indicating that the costs to purchase energy raised. The methodology of the Tariff Flag system is reviewed every year; however, under the present methodology, when very adverse conditions occur the system may not respond sufficiently, resulting in negative effects on distributors’ cash position. This factor could have an adverse effect on our business, operating results and financial condition.

ANNUAL REPORT AND FORM 20-F | 2022	21

By the end of 2021, the hydrological conditions started to get better and in the beginning of 2022 that was reflected in lower energy costs. The ‘Flag Account’ deficit reached a record low by the end of 2021, but the increased amount of surcharge had a very positive effect and by April 2022 the deficit ended. Due to the positive period in terms of rainfall in 2022, there was no need for an additional surcharge during 2022.

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

The National Energy System Operator (Operador Nacional do Sistema, or ‘ONS’) coordinates the operation of the Brazilian energy system. Its primary function is to achieve optimal operation of the resources available, minimizing operating costs, and the risks of energy shortage. In periods when the hydrological condition is adverse, a decision by the ONS might, for example, reduce generation by hydroelectric plants and increase thermal generation, which results in higher costs for the hydroelectric generating agents, as happened in 2014. In the distributors, this increase in costs generates an increase in the purchase price of energy that is not always passed through to the customer at the same moment, generating mismatches in cash flows, with an adverse effect on the business and financial condition of those distributors. In addition, in extreme cases of scarcity of energy due to adverse hydrological conditions, the system might undergo rationing, which could result principally in reduction of cash flow.

The MRE aims to mitigate the impact of the variability of generation of the hydroelectric plants. This mechanism shares the generation of all the hydroelectric plants in the system in such a way as to supplement the shortage of generation of one plant with excess generation by another. However, this mechanism is not able to eliminate the risk of the generation players, because when there is an extremely unfavorable hydrological condition, to the extent that all the plants in aggregate are unable to reach the sum of their Physical Guarantee levels of energy output, this mechanism makes an adjustment to the Physical Guarantee of each plant through the Physical Guarantee Adjustment Factor (Fator de Ajuste da Garantia Física, or ‘GSF’), resulting in the generating companies being exposed to the short-term (‘spot’) market. The company transferred to captive customers the hydrological risk related to Queimado and Irapé power plants (Regulated Market Contracts), in exchange for payment of a ‘risk premium’, while also receiving indemnity for the losses suffered in 2015. In the free market, we do not have the same process, since even with the payment of the premium, generation companies would have had to continue assuming the hydrological risk at moments of critical hydrology. Thus, no plant that sells energy in the free market signed up for any renegotiation of hydrological risk. Those operators that did not subscribe to the renegotiation continued to have injunctions preventing charging of the hydrological risk in full. These injunctions are causing a deficit of R$1.124 billion in the short-term market as of December 2022. This position increases the level of default calculated by the CCEE, thus reducing the amounts received by creditor agents in the short-term market. To avoid this effect, some creditor agents filed for further injunctions to acquire the right to priority in receipt. This effect leads to uncertainty in the market, reduction of liquidity, increase of default, and reduction in amounts received in the short-term market, representing a risk for the Company.

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

ANNUAL REPORT AND FORM 20-F | 2022	22

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

We conduct trading activities through power purchase and sale agreements, mainly in the Free Market, through our generation and trading companies. Contracts in the Free Market may be entered into with other generating entities, energy traders, or mainly, with ‘free customers.’ Free customers are customers with a demand of 1.0 MW or more: they are allowed to choose their energy supplier. this limit will be reduced to 0.5 MW in 2023 and by 2024 all consumers connected to high voltage lines (Ordinance 50, published by the Ministry of Mines and Energy in September 2022). Some contracts have flexibility in the amount sold, allowing the customer to consume a higher or lower amount (5% on average) from our generating companies than the original amount contracted, which might cause an adverse impact on our business, operating results and/or financial condition. Other contracts do not allow for this kind of flexibility in the purchase of energy, but increased competition in the Free Market could influence the occurrence of this type of arrangement in purchase contracts. In addition to the free customers referred to above, there is a category of customers referred to as ‘Special Customers’, which are those with contracted demand between 0.5 MW and 1.0 MW. Special Customers are eligible to participate in the Free Market provided they buy energy from incentive-bearing alternative sources, such as Small Hydroelectric plants, biomass plants or wind farms. As envisaged by the Ordinance 50/2022, by 2024 there will be no demand restriction for free customers connected to high voltage lines and in light of that there will be no more separation of free and special consumers. The Company has conducted sales transactions for this category of energy from specific energy resources in particular companies of the CEMIG Group and, since 2009, the volume of these sales has gradually increased.

The Company has formed a portfolio of purchase contracts, which now occupies an important space in the Brazilian energy market for incentive-bearing alternative power sources. Contracts for the sale of energy to these customers have specific flexibilities to serve their needs, and these flexibilities of greater or lesser consumption are linked to the historic behavior of these loads. Higher or lower levels of consumption by these customers may cause purchase or sale exposures to spot prices, which can have an adverse impact on our business, operating results and/or financial condition. Market variations, such as variations of prices for signature of new contracts, and of volumes consumed by our customers in accordance with flexibilities previously contracted, can lead to spot market positions, which can potentially have a negative financial impact on our results.

The MRE aims to reduce the exposure of generators of hydroelectric power, such as our generation companies, to the uncertainties of hydrology. It functions as a pool of hydroelectric Generation Companies, in which the generation of all the plants participating in the MRE is shared in such a way as to meet the demand of the pool. When the totality of the plants generates less than the amount demanded, the mechanism reduces the assured offtake levels of the plants, causing a negative exposure to the short-term (‘spot’) market and, therefore, the need to purchase power supply at the spot price. Correspondingly, when the total generation of the plants is higher than the volume demanded, the mechanism increases the guaranteed offtake level of the plants, leading to a positive exposure, permitting the liquidation of power at the Differences Settlement Price (Preço de Liquidação de Diferenças, or ‘PLD’). In years of poor rainfall, the reduction factor, which applies to the assured energy levels, can reduce the levels of the hydroelectric plants by 20% or more. Low liquidity or volatility in future prices, due to market conditions and/or perceptions, could negatively affect our results of operations. Further, if we are unable to sell all the power that we have available (our own generation capacity plus contracts under which we have bought supply of power) in the regulated public auctions or in the Free Market, the unsold capacity will be sold in the CCEE at the PLD, which tends to be very volatile. If this occurs in periods of low spot prices, our revenues and results of operations could be adversely affected. The PLD’s value is calculated through the results of the optimization models of the operation of the national grid used by the ONS and by the CCEE. The PLD is currently published weekly by the CCEE for three load levels (light, medium and heavy). The models depend on entry data revised by the ONS at each period of four months, monthly, and weekly. In this system, there is the possibility that errors occur during the input of data into the model, which can lead to an unexpected change in the PLD. Alteration of these models, and errors in data input, constitute risks for the trading business, because they cause uncertainty in the market, reducing liquidity, and financial

ANNUAL REPORT AND FORM 20-F | 2022	23

losses due to the unexpected change of price. To mitigate the risk of change of the models during the current year, the National Energy Policy Council (‘CNPE’) published a note in 2016 which established that changes in the mathematical models used in the sector will need to be approved by the CPAMP (‘Comissão Permanente para Análise de Metodologias’, or Standing Committee for Methodologies Analysis and Energy Industry Computer Programs) by July 31 of each year in order to be in force in the subsequent year.

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

In the energy industry, Eletrobras has set up an independent internal investigation into possible non-compliance with law and/or regulations indicated by media reports that alleged illegal acts related to service providers of Norte Energia S.A. (‘NESA’) and of Madeira Energia S.A. (‘MESA’) for the construction of Belo Monte and Santo Antônio hydroelectric plants, respectively and some other special purposes entities, in which Eletrobras holds a minority stake. There have been no direct findings against NESA or MESA nor against any of their managers or employees, and the supposed illegal acts are in fact alleged to have taken place before NESA was formed. The internal investigation, however, estimated the economic and financial impact of these alleged illegal acts, related to NESA’s service providers at R$183 million, and this was considered by Eletrobras and by NESA in accounting analyses and conclusions for the year ended December 31, 2015. This total supposedly represents amounts estimated in excess for acquisition of machines, equipment, services, capitalized charges and administrative expenses, since the alleged improper payments were not made by NESA, but by contractors and suppliers of the Belo Monte hydroelectric plant; and this impedes identification of the amount and precise periods of the payments. CEMIG holds, through CEMIG GT, an 11.69% indirect minority stake in NESA, through the jointly controlled entities Aliança Norte Energia Participações S.A. and Amazônia Energia S.A. and the estimated amount of losses was recorded in CEMIG’s consolidated financial statements as of and for the year ended December 31, 2015. The independent internal investigation of MESA, concluded in February 2019, in the absence of any future developments such as any leniency agreements by third parties that may come to be signed or collaboration undertakings that may be signed by third parties with the Brazilian authorities, found no objective evidence enabling it to be affirmed that there were any supposed undue payments by MESA that should be considered for possible accounting write-off, pass-through or increase of costs to compensate undue advantages and/or linking of MESA with the acts of its suppliers, in the terms of the witness accusations and/or cooperation statements that have been made public.

In addition to the cases above, there are investigations being conducted by the Public Attorneys’ Office of the State of Minas Gerais (‘MPMG’) and by the Civil Police of the State of Minas Gerais (‘PCMG’), which aim to investigate possible irregularities in the investments made by CEMIG in Guanhães Energia S.A. and in MESA (Santo Antônio Energia S.A. or ‘SAESA’). Additionally, on April 11, 2019 agents of the Brazilian Federal Police were in the Company’s head office in Belo Horizonte to execute a search and seizure warrant issued by a São Paulo Federal Court in connection with the ‘Operation E o Vento Levou’, as described above. These proceedings are being investigated by reviewing of documents requested by the respective authorities, and by hearing of witnesses. At present, it is not possible to determine what the results of the MPMG and PCMG’s investigations will be. Considering these investigations, we contracted a third-party investigator to analyze the internal procedures related to these investments, as well as the Company internal proceedings related to the acquisition of Light’s interest in Enlighted. The independent investigation was subject to oversight of an independent investigation committee whose creation was approved by our Board of Directors. The independent investigation was completed in May 2020 and identified no objective evidence substantiating illegal acts made by Company in the Company’s investments that were the subjects of the investigation. Therefore, there has been no impact on our consolidated financial statements.

ANNUAL REPORT AND FORM 20-F | 2022	24

By the end of 2020, CEMIG initiated internal investigations into allegations that are the subjects of inquiries conducted by the MPMG, regarding certain alleged irregularities in public bidding and purchasing processes. The investigations are being conducted by a new Investigation Committee with support from third-party investigator and external law firm. On November 24, 2021 the independent internal investigation that begun in 2020 was concluded, and its final report has been delivered and was approved by the Investigation Committee. However, the Company awaits completion of the investigations by the Public Attorneys’ Office of Minas Gerais State (‘MPMG’) and by other Brazilian and international authorities that are still ongoing. The Executive Board determined the establishment of a disciplinary administrative process (‘Processo Administrativo Disciplinar’, or ‘PAD’) to verify the veracity of the allegations and to pursue the preventive removal of all managers from the Supply and Logistics area, which aims to ensure impartiality and exemption in the investigations. CEMIG is and has been fully cooperating with any and all investigation and inspection by competent authorities, whether in the United States or Brazil.

In July 2019, pursuant to the DOJ’s Corporate Enforcement Policy, the Company disclosed the above-described investigation to the DOJ and the SEC and has been cooperating with those agencies. In December 2022, the SEC concluded its investigation with no further enforcement action. In February 2023, the DOJ closed its inquiry on possible violations of the FCPA. We cannot guarantee that CEMIG or companies of the CEMIG Group will not in the future become target of legal actions based on these or future investigations, whether in the United States or Brazil. Any future anti-corruption actions, which might find failures of conduct by the management of the Company or by third parties, might result in significant fines or penalties or significant negative postings in the accounts, or intangible damage, such as damage to reputation, and/or other significant, unforeseen, adverse effects.

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

A member of our board of directors is party to judicial proceedings.

A member of our board of directors is a defendant in several tax evasion proceedings, all in the pre-trial proceeding stage. For more information, see “Item 6. Significant Civil and Criminal Proceedings Involving Key Management Member”. We cannot assure you that judicial and administrative proceedings, or the commencement of new judicial and administrative proceedings against any members of our management or board of directors, will not impose limitations or restraints on the performance of the members of our management and board of directors that are a party to these proceedings. In addition, we cannot assure you that these limitations will not adversely affect us and our reputation.

ANNUAL REPORT AND FORM 20-F | 2022	25

The multiple uses of water and the various interests related to this natural resource might give rise to conflicts of interest between CEMIG and the society, which might cause losses to our business, results of operations or financial condition.

At present, considering projects and companies that are jointly controlled, CEMIG has 60 hydroelectric power plants, with 5,368 MW and representing 97% of our installed capacity. Water is the main raw material for CEMIG’s production of energy and is a resource that is sensitive to climate change and vulnerable to the consequences of exploration of other natural resources, significantly impacted by human actions and subject to a regulatory environment. CEMIG’s operation of reservoirs for generation of hydroelectric power essentially requires consideration of the multiple uses of water by other users in a river basin; and this in turn, leads to the need to take into account a range of constraints — environmental, safety, irrigation, human consumption, waterways and bridges, among others. In periods of severe drought, like those of 2013 until 2021, monitoring and forecasting the levels of reservoirs and the constant dialogue with the public authorities, civil society and users were essential for ensuring the generation of energy, and the other uses of this resource. Finally, CEMIG uses a Risk Management System to analyze scenarios and determine the degree of financial exposure to risks, considering the probability of occurrence and its effect. In the scenarios relating to potential conflicts with other users, CEMIG evaluates both the effects arising from prolonged droughts, which can lead to an increase of competition between the energy sector and other users, and the effects of flood events occurring due to excessive rain. While CEMIG engages with other essential users and takes steps to analyze community input and studies on issues relating to the impact of water use, competing interests relating to water use could, subject to certain minimum limits previously established by law, affect its availability to us for use in the operations of certain of our projects, which could adversely affect our business results of operations and financial condition.

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

Our Company is subject to various different regulatory structures, of which the following are examples: (a) laws and regulations of the Brazilian energy sector, such as Law 10,848/04 (on trading in energy) and regulations by ANEEL; (b) the laws and regulations that apply to listed companies with securities traded in the Brazilian capital markets, such as Law 6,404/76 (the ‘Corporate Law’) and regulations of the CVM; (c) laws and regulations that apply to Brazilian companies with majority state-owned shareholdings, such as Law 13,303/2016 (the ‘State Companies Law’); (d) laws and regulations that apply to Brazilian companies that have securities registered with the SEC, such as the Sarbanes-Oxley Act of 2002, the Foreign Corrupt Practices Act (FCPA) and regulations of the SEC; and (e) laws and regulations regarding privacy and data protection, such as Law 13,709/2018 (the ‘General Data Protection Law, LGPD’), among others.

Furthermore, Brazil has rigorous legislation relating to maintaining competition, combat of improbity and preventing corrupt practices. For instance, Law 12,846/13 (the ‘Anticorruption Law’) established objective liabilities for Brazilian companies that commit acts against Brazilian or foreign public administration, including acts relating to public bidding processes and administrative contracts, and established tough penalties for those companies that are punished. The Company has a high number of administrative contracts with high values and a large number of suppliers and customers, which increases its exposure to risks of fraud and administrative impropriety.

Our Company has structures and policies for the prevention and combat of fraud and corruption, audit and internal controls, and has adopted the recommendations for Best Corporate Governance Practices recommended by the Brazilian Corporate Governance Institute (Instituto Brasileiro de Governança Corporativa, or ‘IBGC’) and the framework of the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’). Furthermore, due to the majority interest held by the State Government in our shareholding structure, we are required to contract the greater part of our works, services, advertising,

ANNUAL REPORT AND FORM 20-F | 2022	26

purchases, disposals and rentals, through competitive bidding processes and administrative contracts, which are ruled by the Tenders Law, State Companies Law and other complementary legislation.

However, despite the Company having processes of governance, risk management and compliance, we might be unable to avoid future violations of the laws and regulations to which we are subject (regarding labor, tax, environment, energy, among others), or violations of our internal control mechanisms, our Code of Ethics and Code of Professional Conduct, or the occurrence of fraudulent or dishonest behavior by employees, or individuals or legal entities that are contracted, or other agents that may represent the company in dealings with third parties, especially with the Public Authorities.

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

Whether or not an investor receives dividends depends on whether our financial condition permits us to distribute dividends under Brazilian law, restrictive covenant clauses in contracts related to our loans and financings and whether our shareholders, on the recommendation of our Board of Directors, acting in its discretion, determine suspension, due to our financial circumstances, of the distribution of dividends in excess of the amount of mandatory distribution required under our by-laws in the case of the preferred shares. Because we are a holding company with no revenue-producing operations other than those of our operating subsidiaries, we can only distribute dividends to shareholders if the Company receives dividends or other cash distributions from our operating subsidiaries. The dividends that our subsidiaries can distribute depend on our subsidiaries generating sufficient profits in any given fiscal year and on restrictive covenant clauses in contracts for loans and financings of these subsidiaries as well as on any restriction imposed by the grantor, all of which place limits upon our subsidiaries’ payments of dividends to the Company. Similarly, we have a limitation on the payment of dividends which cannot exceed the mandatory minimum of 50% of the net income for the business year, as contained in our by-laws, due to restrictive covenant clauses in the contracts for loans and financings of the subsidiaries in which we are guarantors. Dividends are calculated and paid in accordance with applicable Brazilian corporate law and the provisions of the by-laws of each of our regulated subsidiaries.

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

ANNUAL REPORT AND FORM 20-F | 2022	27

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

Thus, although CEMIG D’s concession contracts specify preservation of their economic and financial balance, we cannot guarantee that ANEEL will set tariffs that do remunerate us adequately in relation to the investments made or the operating costs incurred due to the concession, and this might have a material adverse effect on our business, financial condition and operating results.

ANEEL through concessions contracts establish the Permitted Annual Revenue (Receita Anual Permitida or ‘RAP’) of our transmission companies; if any adjustments result in a reduction of the RAP, this could have a material adverse effect on our results of operations and financial condition.

ANEEL defines the RAP that we receive through our transmission companies, on behalf of the Federal Government. The concession contracts provide for two mechanisms for the adjustment of revenues: (a) the annual tariff adjustments; and (b) the Periodic Tariff Review (Revisão Tarifária Periódica, or ‘RTP’). The annual tariff adjustment of our transmission revenues takes place annually in June and is effective in July of the same year. The annual tariff adjustments take into account the permitted revenues of the projects that have come into operation, and the revenue from the previous period is adjusted by the inflation index (IPCA for Contract No. 006/1997 and IGP-M for Contract No. 079/2000). The periodic tariff review takes place every five years. During the periodic tariff review, the investments made by a concession holder in the period and the operating costs of the concession are analyzed by ANEEL. The grantor takes into account only investments that it deems to be prudent, and operating costs that it assesses as having been efficient, using a benchmarking methodology. Thus, the tariff review mechanism is subject to some extent to the discretionary power of ANEEL, since it may omit investments that have been made, and could recognize revenues for operating costs lower than those actually incurred. This could result in a material adverse effect on our business, results of operations and financial condition.

An Extraordinary Tariff Review takes place whenever there is any unforeseen development that significantly alters the economic/ financial equilibrium of the concession. Thus, although our concession agreements specify that the economic and financial balance of the contract shall be preserved, we cannot guarantee that ANEEL will set tariffs that adequately compensate us in relation to the investments made or in relation to the operating costs incurred because of the concession. This may have a material adverse effect on our business, financial condition and results of operations.

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

We are party to several legal and administrative proceedings relating to civil, administrative, environmental, tax, regulatory, labor and other claims. These claims involve a wide range of issues and seek indemnities and restitution in money and by specific performance. Several individual disputes account for a significant part of the total amount of claims against the Company. See “Item 8. Financial Information – Legal and Administrative Proceedings”. Our consolidated financial statements include provisions for risks in a total amount of R$2,029 million, as of December 31, 2022, for actions in which the probability of loss have been assessed as ‘probable’. One or more unfavorable decisions against us in any legal or administrative proceeding may have a material adverse effect on us. In addition to making provisions and the costs associated with legal fees, we may be required by the court to provide collateral for the proceedings, which may adversely affect our financial

ANNUAL REPORT AND FORM 20-F | 2022	28

condition. In the event that our provisions for legal actions are insufficient, payments for actions in excess of the amounts provisioned could adversely affect our results of operations and financial condition. In addition, a member of our board of directors is involved as a defendant in criminal proceedings that are currently pending, which may distract our management and negatively affect us and our reputation. See “Item 6. Significant Civil and Criminal Proceedings Involving Key Management Members”.

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

Except for use of aircraft, fire and certain operational risks, we do not have third-party liability that covers accidents and we do not seek proposals for this type of insurance. CEMIG has not sought a proposal for, and has not contracted, insurance coverage against disasters, such as earthquakes or floods, that might affect our facilities. Any events of this type could generate unexpected additional costs, resulting in adverse effects on our business, results of operations and financial condition.

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

ANNUAL REPORT AND FORM 20-F | 2022	29

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

The outbreak of disease and health epidemics, such as the Covid-19 pandemic, could adversely affect our business, operational results and financial condition.

The COVID-19 pandemic necessitated governments, including in Brazil, to respond at unprecedented levels to protect public health, and to support local economies and livelihoods. The resulting government support measures and restrictions created additional challenges given the rapid pace of change and significant operational demands. Any renewed outbreaks, particularly those resulting from the emergence of new variants of the virus, could result in the tightening of government restrictions.

The Company continues to closely monitor any further impacts of the Covid-19 pandemic on the Brazilian macroeconomic environment, especially in relation to its business and the market in which it operates, in order to decide on actions to maintain the sustainability of its operations, mitigate economic and financial effects, and protect the health of its employees. The Company established the Coronavirus Crisis Management Committee (‘Comite Diretor de Gestão da Crise do Coronavírus’) in March 2020, to ensure its readiness to make decisions in light of the fast-changing condition. Several measures were taken to protect the Company´s liquidity position in 2020, such as capital expenditure restraints and expense reductions, the payment of only minimum mandatory dividends to shareholders, and deferral of dividends and interest on equity to the end of 2020 and the negotiating of contracts with its customers on the free market.

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

ANNUAL REPORT AND FORM 20-F | 2022	30

For the year ended on December 31, 2022, COVID-19 pandemic did not have a significant negative impact on our business nor results of operations.

In accordance with World Health Organization (WHO), on May 5, 2023, more than three years into the pandemic, the WHO Emergency Committee on COVID-19 recommended to the Director-General, who accepted the recommendation, that given the disease was by now well-established and ongoing, it no longer fit the definition of a Public Health Emergency of International Concern (PHEIC). This does not mean the pandemic itself is over, but the global emergency it has caused is, for now. A Review Committee to be established will develop long-term, standing recommendations for countries on how to manage COVID-19 on an ongoing basis.

The continuing impact of the ongoing military conflict between Russia and Ukraine, or any widening of the conflict, may have a material adverse effect on the global economy, certain material and commodity prices and potentially on our business.

Global markets are currently operating in a period of economic uncertainty, volatility and disruption as the military conflict between Russia and Ukraine continues. Such military conflict and the effect of the resulting economic sanctions imposed on Russia and certain Russian citizens and enterprises, as well as the potential Russian response to such sanctions or any further sanctions, could have a negative effect on the global economy and are highly uncertain and difficult to predict. As a result, many entities outside the region may be adversely affected by rising prices of commodities such as oil, gas and wheat, or by a potential slowdown in the global economy. The occurrence of large-scale business disruptions potentially gives rise to liquidity issues for certain entities and there may also be consequential impacts on the credit quality of some suppliers. As of the date of this annual report, while we are not directly involved in the region and, therefore, our exposure to Russia and Ukraine is limited, considering the uncertainties surrounding the impact of the conflict on global economy, we are unable to estimate the extent of any potential effects of the conflict or any escalation of the conflict on our business, results of operation or financial condition.

Risks Relating to Brazil

Political and economic instability in Brazil could have effects on the economy and affect us.

Historically, the Brazilian political environment has influenced, and continues to influence, the performance of the country’s economy. Political crises has affected and continue to affect investor confidence and that of the general public, which resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies. The President of Brazil has power to determine the governmental policies and actions related to the Brazilian economy and, consequently, to affect the operations and financial performance of companies, including ours. General elections were held in October 2022, and Luiz Inácio Lula da Silva was elected as President and Geraldo Alckim as Vice President, in addition to elections in the National Congress. In addition, on the same date elections for State Governors and Vice Governors, as well as State Legislative Assemblies, including those of Minas Gerais, were held. The results of these elections, and the policies eventually implemented by both the Federal Government and State governments, could have a material impact on our business. Furthermore, Brazilian markets have experienced a high level of volatility due to the uncertainties arising from ongoing anticorruption and other investigations being carried out by the Brazilian Federal Prosecutors, and their impact on the economy and on the Brazilian political environment. Such events could cause the trading value of our shares, preferred and common, of our preferred and common ADSs, and our other securities to be reduced, and could negatively affect our access to the international financial markets. Furthermore, any political instability resulting from such events, including upcoming political elections at the federal and state levels, if it affects the Brazilian economy, could cause us to re-evaluate our strategy.

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

The Brazilian Federal Government frequently intervenes in the country’s economy and occasionally makes significant changes in monetary, fiscal and regulatory policy. Our business, results of operations and financial condition may be adversely affected by changes in government policies, as well as other factors including, without limitation:

•	Fluctuations in the exchange rate;
•	Regulatory policy for the energy sector;
•	Inflation;

ANNUAL REPORT AND FORM 20-F | 2022	31

•	Changes in interest rates;
•	Fiscal policy;
•	Other political, diplomatic, social and economic developments which may affect Brazil or the international markets;
•	Liquidity of the domestic markets for capital and loans;
•	Development of the energy sector;
•	Controls on foreign exchange and restrictions on remittances out of the country; and/or
•	Limits on international trade.

Uncertainty on whether the Brazilian Federal Government will make changes in policy or regulation that affect these or other factors in the future might contribute to the economic uncertainty in Brazil and to greater volatility of the Brazilian securities-markets and the markets for securities issued outside Brazil by companies. Measures by the Brazilian Federal Government to maintain economic stability, and speculation on any future acts of the Brazilian Federal Government, might generate uncertainties in the Brazilian economy, and increase the volatility of the domestic capital markets, adversely affecting our business, results of operations and financial condition. If the political and economic conditions deteriorate, we may also face increased costs. These uncertainties may adversely affect our business, results of operations and financial condition.

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

On December 30, 2022, the exchange rate between the Real and the US dollar was R$5.2860 for US$1.00. There is no guarantee that the Real will not depreciate, or appreciate, in relation to the US dollar, in the future. The instability of the Brazilian Real/U.S. Dollar exchange rate could have a material adverse effect on us. Depreciation of the Real against the United States dollar and other principal foreign countries could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy, and consequently, our growth. Depreciation of the Real could cause an increase in financial and operating costs, since we have payment obligations under financing contracts and import contracts indexed to exchange rate variations. In addition, depreciation of the Real could cause inflationary pressure that might result in abrupt increases in the inflation rate, which would increase our operating costs and expenses, which might adversely affect our business, results of operations, or outlook.

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

Brazil has historically experienced extremely high rates of inflation. Inflation, and some of the Federal Government’s measures taken in an attempt to curb inflation, have had significant negative effects on the Brazilian economy. Since the introduction of the Real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. Brazilian annual inflation as measured by the IPCA index in the years 2020, 2021 and 2022 was, respectively, 4.52%, 10.06% and 5.79%.

ANNUAL REPORT AND FORM 20-F | 2022	32

In 2021, the inflation rate was impacted partially due to global supply chain residuals from the 2020 pandemic effects. No assurance can be given that inflation will remain at these levels. Future measures taken by the Federal Government, including increases in interest rates, intervention in the foreign exchange market or actions intended to adjust the value of the Real, might cause an increase in the rate of inflation, and consequently, have an adverse economic impact on our business, results of operations and financial condition. If Brazil experiences high inflation rates in the future, we might be unable to adjust the rates we charge our customers to offset the effects of inflation on our cost structure. A significant increase in interest rates or inflation would have an adverse effect on our finance expenses and financial results as a whole. At the same time, a significant reduction in the CDI rate (interest rate for interbank deposit), or in inflation, could negatively affect the revenue generated by our financial investments, but also have the positive effect of revaluing adjustments to the balances of our concession financial assets.

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

Investing in Latin American securities, such as the preferred shares, common shares, preferred ADSs or common ADSs, involves a higher degree of risk than investing in securities of issuers from countries with more stable political and economic environments and such investments are generally considered speculative in nature. These investments are subject to certain economic and political risks, including, as examples, the following:

•	Changes to the regulatory, tax, economic and political environment that may affect the ability of investors to receive payment, in whole or in part, related to their investments; and
•	Restrictions on foreign investment and on repatriation of capital invested.

ANNUAL REPORT AND FORM 20-F | 2022	33

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than the major securities markets in the United States. This might substantially limit an investor’s ability to sell the shares underlying his preferred or common ADSs for the desired price and within the desired period.

In 2022, the São Paulo Stock Exchange (Brasil, Bolsa, Balcão S.A, or ‘B3’), the only stock exchange in Brazil on which our shares are traded, had an annual market capitalization of R$6.3 trillion, and average daily trading volume of R$25.2 billion.

Holders of the preferred and common ADSs, and holders of our shares, may have different shareholders’ rights than holders of shares in U.S. companies.

Our corporate governance, disclosure requirements and accounting practices are governed by our by-laws, by the Level 1 Differentiated Corporate Governance Practices Regulations (‘Regulamento de Práticas Diferenciadas de Governança Corporativa Nível 1’) of the B3 (the main Brazilian stock exchange) by the Brazilian Corporate Law (Federal Law 6,404/76) and by the rules issued by the CVM. These regulations may differ from the legal principles that would apply if our Company were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in other jurisdictions outside Brazil. In addition, the rights of an ADS holder, which are derived from the rights of holders of our common or preferred shares to have his interests protected in relation to decisions by our board of directors or our controlling shareholder, may be different under the Brazilian Corporate Law from the rules of other jurisdictions. Rules against insider trading and self-dealing and other rules for the preservation of shareholder interests may also be different in Brazil if compared to the United States rules, potentially establishing a disadvantage for holders of the preferred shares, common shares, or preferred or common ADSs.

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

All our directors and officers reside in Brazil. Our assets, as well as the assets of these individuals, are located mostly in Brazil. As a result, it may not be possible for foreign shareholders to effect service of process on them within the United States or other jurisdictions outside Brazil, or to attach their assets, or to enforce against them, or against the Company in United States courts, or in the courts of other jurisdictions outside Brazil, judgments that are predicated upon the civil liability provisions of the securities laws of the United States or the respective laws of such other jurisdictions. In order to have a judgment rendered outside of Brazil enforced in Brazil, the party seeking enforcement would need to be recognized in the courts of Brazil (to the extent that Brazilian courts may have jurisdiction) and such courts would enforce such judgment without any retrial or reexamination of the merits of the original action only if such judgment had been previously ratified by the Superior Court of Justice (Superior Tribunal de Justição, or ‘STJ’), in accordance with Articles 216-A to 216- X of the Internal Regulations of the STJ (RISTJ), introduced by Regulatory Amendments No. 18/2014 and No. 24/2016. Notwithstanding the foregoing, no assurance can be given that ratification will be obtained.

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

If the investor decides to exchange his preferred ADSs or common ADSs for the underlying shares, the investor will be able to continue to rely, for five business days from the date of the exchange, on the depositary bank’s electronic certificate of registration in order to receive any proceeds distributed in connection with the shares. After that period, the investor may not be able to obtain and remit U.S. dollars abroad upon sale of our common/preferred shares, or distributions relating to our common/preferred shares, unless he or she obtains his or her own certificate of registration or registers the investment under CMN Resolution 4,373/2014, dated September 29, 2014, which entitles registered foreign investors (‘Resolution 4,373/2014’) to buy and sell on a Brazilian stock exchange.

ANNUAL REPORT AND FORM 20-F | 2022	34

If the investor does not obtain a certificate of registration or register under Resolution 4,373/2014, the investor will generally be subject to less favorable tax treatment on gains with respect to our common shares. If the ADR investors attempt to obtain their own certificate of registration, they may incur expenses or suffer delays in the application process, which could delay their ability to receive dividends or distributions relating to our common shares or the return of their capital in a timely manner. The custodian’s certificate of registration or any foreign capital registration obtained by an investor may be affected by future legislative changes, and additional restrictions applicable to the investor, the disposition of the underlying common/preferred shares or the repatriation of the proceeds of disposition may be imposed in the future. If the investors decide to exchange their preferred or common shares back into preferred ADSs or common ADSs, respectively, once they have registered their investment in preferred shares or common shares, they may deposit their preferred or common shares with the custodian and rely on the depositary bank’s registration certificate, subject to certain conditions.

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

An investor of our common shares or preferred shares and common or preferred ADSs might be unable to exercise preemptive rights and tag-along rights with respect to our shares.

U.S. investors of common shares or preferred shares and common or preferred ADSs may not be able to exercise the preemptive rights and tag-along rights relating to our shares unless a registration statement under the U.S. Securities Act of 1933, as amended, or the Securities Act, is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to our shares relating to these rights, and we cannot assure that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, an ADR investor may receive only the net proceeds from the sale of their preemptive rights and tag-along rights or, if these rights cannot be sold, they will lapse and the ADR investor will receive only the net proceeds from the sale of their preemptive rights and tag-along rights or, if these rights cannot be sold, they will lapse and the ADR holder will receive no value for them.

Judgments of Brazilian courts with respect to our shares will be payable only in Reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our shares, we will not be required to discharge any such obligations in a currency other than Reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than Reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and any such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange rate may not afford non-Brazilian investors full compensation for any claim arising out of, or related to, our obligations under our shares.

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

ANNUAL REPORT AND FORM 20-F | 2022	35

Future equity issuances may dilute the holdings of current holders of our shares or ADSs and could materially affect the market price for those securities.

We may in the future decide to offer additional equity to raise capital or for other purposes. Any such future equity offering could reduce the proportionate ownership and voting interests of holders of our shares and ADSs, as well as our earnings and net equity value per share or ADS. Any offering of shares and ADSs by us or our main shareholders, or a perception that any such offering is imminent, could have an adverse effect on the market price of these securities.

The Brazilian Government may assert that the ADS taxation for Non- Resident Holders shall be payable in Brazil.

Pursuant to Section 26 of Law 10,833, published on December 29, 2003, the sale of property located in Brazil involving non-resident investors is subject to Brazilian income tax as of February 1, 2004. Currently, the Company understands that ADSs do not qualify as property located in Brazil and, thus, should not be subject to the Brazilian withholding tax; nevertheless, the Brazilian Tax Authorities may try to assert Brazilian tax jurisdiction in such condition, incurring on the payment of tax income in Brazil for the Non-Resident Holders.

ANNUAL REPORT AND FORM 20-F | 2022	36

Item 4.	Information on the Company
A.	History and Development of the Company

Companhia Energética de Minas Gerais – CEMIG is a state-controlled mixed capital company (‘sociedade por ações de economia mista’). CEMIG has its registered office located at Avenida Barbacena, 1200, Belo Horizonte, Minas Gerais, Brazil. The U.S. Securities and Exchange Commission (the “SEC”) maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC. Our internet address is https://www.cemig.com.br. The information posted on our website or that could be accessed through our website is not an integral part of, or attached to or incorporated by reference into, this Form 20-F.

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

ANNUAL REPORT AND FORM 20-F | 2022	37

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

On May 5, 2022, Cemig concluded the sale of its entire CEMIG equity interest held in Renova Energia S.A. – In-court supervised reorganization – as well as the assignment, for consideration, of all credits owed to CEMIG by Renova Comercializadora de Energia S.A. – In court supervised reorganization – for a total consideration of R$60 million, with a right to receive an earn out subject to certain future events, as provided in Share Purchase Agreement (‘the Agreement’) entered with AP Energias Renováveis Fundo de Investimento em Participações Multiestratégia on November 11, 2021.

Capital Increase

Since the balance of income reserves on December 31, 2021 exceeded the share capital by R$1,523, the Annual General Meeting of April 29, 2022 approved the proposal to increase the share capital from R$8,467 to R$11,007, in accordance with Article 199 of the Corporate Law (Law 6,404/76), by capitalization of R$2,540 from the retained earnings reserve, and distribution of a stock bonus, with issuance of 508,008,620 new shares, with nominal value of R$5.00, comprising 169,810,990 common shares and 338,197,630 preferred shares, in accordance with the by-laws.

The following describe certain activities relating to CEMIG subsidiaries, jointly controlled entities and associates during 2022, 2021 and 2020 (aggregated by business):

RENOVA GROUP

Disposal of Equity Interest

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

On May 5, 2022, the Cemig GT concluded the sale of its entire equity interest held in Renova, as well as the assignment, for consideration, of all credits owed to the Cemig GT by Renova for a total consideration of R$60 million, as provided for in the Agreement.

Divestment of Ativas Data Center S.A.

On December 28, 2022, Cemig completed the sale of its entire equity interest in Ativas Data Center S.A. (‘Ativas’) to Sonda Procwork Informática Ltda. (‘Sonda”). The sale price was R$ 60.02 million, which was paid by Sonda by offsetting of: (i) a loan agreement between Cemig and Sonda in the amount of R$ 57.58 million; and (ii) a debtor balance of indemnity owed by Cemig to Sonda, of R$ 2.44 million. With the completion of this transaction Cemig has no shares in Ativas, and Sonda is owner of 100% of Ativas.

Divestment of Axxiom

On December 22, 2022, Cemig signed a share purchase agreement for disposal of its 49% equity interest in Axxiom Soluções Tecnológicas S.A. (‘Axxiom’) to Light S.A., owner of the remaining 51%. The agreement is subject to certain conditions precedent, which are expected to be satisfied in the coming months, after which the transaction will be completed. The agreement has a symbolic payment by Light of R$ 1.00 (one Real), with settlement of the assets and liabilities of Axxiom.

This transaction is in line with the Company's strategic planning, which involves the divestment of assets that do not adhere to the Cemig Group's core activities.

ANNUAL REPORT AND FORM 20-F | 2022	38

TAESA

Taesa wins four lots of transmission projects

On December 17, 2021, Taesa won the bid regarding lot 1, related to the Transmission Auction 02/2021, promoted on this date by ANEEL. The project is expected to generate an additional R$129.9 million of RAP for the company, the result of a discount offered of 47.76%. Furthermore, lot 1 is composed by 363 km of transmission lines, located in the states of São Paulo and Paraná and has an investment forecast of R$1.75 billion, according to ANEEL, which estimates a construction period of 60 months.

On June 30, 2022, Taesa won the bid regarding lot 10, related to the Transmission Auction 01/2022, promoted on this date by ANEEL. It is expected to add R$18.8 million of RAP for the company, the result of a discount offered of 47.86%. Lot 10 is composed by 93 km of transmission lines, in the state of Santa Catarina at Auction 01/2022 and has an investment forecast of R$243 million, according to ANEEL, which estimates a construction period of 54 months.

On December 16, 2022, Taesa won the bids regarding two lots related to the Transmission Auction 02/2022.

Lot 3 is expected to generate an additional R$91.4 million of RAP for the company, the result of a discount offered of 47.94%, and is composed by 279 km of transmission lines and 4 substations, in the states of Maranhão and Pará. It also has an investment forecast of R$1.12 billion, according to ANEEL, which estimates a construction period of 60 months.

Lot 5 is expected to generate an additional R$152.2 million of RAP for the company, the result of a discount offered of 34.21%, and its object is the continuation of service provision in existing facilities in the states of Rio Grande do Sul and Santa Catarina. It also has an investment forecast of R$1.18 billion, according to ANEEL, which estimates a construction period of 60 months. Part of that investment refers to an indemnity to the former concessionaire and will generate revenue immediately.

The awarded lots have important synergies, as they are expected to take advantage of Taesa’s existing Operating and Maintenance structure, in addition to expected CAPEX efficiencies and anticipated project delivery, as usually performed by Taesa.

CEMIG Soluções Inteligentes em Energia – CEMIG SIM

On October 08, 2019, CEMIG Soluções Inteligentes em Energia – CEMIG SIM was launched. It comprises the activities developed by Efficientia and CEMIG Geração Distribuída – CEMIG GD. Efficientia's by laws were modified to adapt to the new object of CEMIG SIM and change of corporate name. On October 19, 2020, a CEMIG’s Extraordinary General Meeting of Shareholders approved the merger of Geração Distribuída – CEMIG GD (wholly-owned subsidiary), at book value, and as a result the investee ceased to exist and the Company took over of all its rights and liabilities. The proposal is for CEMIG SIM to act, in this first moment, but not limited, in the following segments: distributed generation, account services, cogeneration, energy efficiency (with Energy Efficiency Program resources – Programa de Eficiência Energética, or ‘PEE’), and supply and storage management.

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

In 2021, CEMIG SIM achieved 107% growth in sold supply energy totaling 8,199 MWh/month, generated by eleven photovoltaic plants (the Janaúba, Corinto, Manga, Bonfinópolis II, Lagoa Grande, Lontra, Mato Verde, Mirabela, Porteirinha I, Porteirinha II, and Brasilândia plants). On December 31, 2021, CEMIG SIM had 4,752 clients.

In 2022, CEMIG SIM invested R$82 million in the acquisition of photovoltaic plants. As of December 31, 2022, CEMIG SIM had 5,600 clients. CEMIG SIM plans to invest R$1.2 billion from 2023 through 2025 in Distributed Generation segment, according to its strategic plans.

CENTROESTE

On December 20, 2018, CEMIG notified Eletrobras stating its interest in exercising its right of first refusal to acquire the interest held by Eletrobras in Companhia Transmission Centroeste de Minas Gerais S.A. - Centroeste, which constituted Lot P of Eletrobras Auction 01/2018. As officially reported by Eletrobras on October 22, 2018, the winning bid was for R$43 million.

ANNUAL REPORT AND FORM 20-F | 2022	39

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

Through Ratifying Resolution 3,067/2022, ANEEL established the Centroeste updated RAP at R$32 million, for the period from July 1, 2022, to June 30, 2023 (R$29 million for the period from July 1, 2021 to June 30, 2022).

Sete Lagoas

Sete Lagoas Transmissora de Energia S.A. ('SLTE') is a privately held corporation, incorporated on December 14, 2010 in Rio de Janeiro.

Sete Lagoas corporate purpose is the exploitation of concessions for public services for the transmission of electric energy, provided through the construction, operation and maintenance of electric power transmission facilities, including support and administrative services, provision of equipment and reserve materials, and other complementary services necessary for the transmission of electricity, according to the standards established in the legislation and regulations.

On November 16, 2011, ANEEL authorized the Sete lagoas to implement reinforcement in the Sete Lagoas 4 substation, which entered commercial operation in June 2014.

On December 23, 2021, all the Sete Lagoas’s shares that belonged to Cobra Brasil Serviços, Comunicações e Energia S.A. and Cobra Instalaciones y Servicios S.A. were acquired by Cemig.

Through Ratifying Resolution 3,067/2022, ANEEL established the SLTE updated RAP at R$8,885 million, for the period from July 1, 2022 to June 30, 2023 (R$7,952 million for the period from July 1, 2021 to June 30, 2022).

Transmission Auction No. 02/2022

On December 16, 2022, Cemig GT won the bid regarding lot 1, related to the Transmission Auction 02/2022, promoted on this date by ANEEL. The project is expected to generate an additional R$17 million of RAP for the company, the result of a discount offered of 48.05%. Furthermore, lot 1 is composed by 165 km of transmission lines, located in the states of Minas Gerais and Espírito Santo and has an investment forecast of R$199 million, according to ANEEL, which estimates a construction period of 60 months.

The awarded lot has important synergies and is expected to take advantage of Cemig’s existing Operating and Maintenance structure.

Long-Term Strategic Plan

The strategic planning of Cemig, comprised of the Long-term Strategy (2023-2032) and the Multiannual Business Plan (2023-2027), was reviewed and approved by the Board of Directors in December 2022. The planning defined that our ambition is:

“Focus on CEMIG D and GT, leading in customer satisfaction, safety and achieving regulatory levels of efficiency, through management with private logic, modern and sustainable, achieving EBITDA R$10.0 B (2027)/R$13.7 B (2032), TSR 21% and making investments in the order of R$42.2B (2023-2027) and R$85.3 B (2023-2032) (focusing on MG) and disinvestments of R$8.0 B."

This plan aims to accelerate Cemig's transformation and has the following fundamentals: customer satisfaction, 100% digital (digital transformation), seek maximum efficiency, value creation and agile management with security. The principal guidelines and directives include the following:

•	IT: Digitize CEMIG enabling efficiency gain and increased analytical power in business;

ANNUAL REPORT AND FORM 20-F | 2022	40

•	HR and Corporate Services: Ensure the achievement of results prioritizing the well-being of collaborators;
•	Purchasing and Logistics: Enable the execution of the strategy with modern model of hiring;
•	Legal: Transform management of legal, labor and tax expenses liabilities;
•	Regulatory: Act proactively with government agencies to capture value arising from regulatory issues;
•	Communication: Enhance image and relationship with stakeholders and municipalities of MG;
•	Financial: Enable the execution of investments, making use of a healthy leverage;
•	Control and Integrity: Manage corporate risks and ensure institutional compliance with laws and ethics;
•	Innovation: Explore new avenues of growth from the transformation of the sector and development of technologies;
•	ESG: Keep the company socially conscious, sustainable and properly managed;
•	Culture: Consolidate a bold organizational culture, creating a safe, meritocratic, diverse and inclusive environment that allows us to achieve sustainable business results and ensure the satisfaction of our customers in a competitive market.

Capital Expenditures

Capital expenditures for the years ended December 31, 2022, 2021 and 2020 in millions of Reais, were as follows:

Year ended December 31,	2022	2021	2020
Distribution network	2,777	1,553	1,319
Power Generation	19	157	58
Transmission network	299	242	153
Others (1)	404	118	68
Total capital expenditures (2)	3,499	2,069	1,599
(1)	Includes investments in infrastructure and other.
(2)	The capital expenditures are presented in our Consolidated Statement of Cash Flow mainly on account lines related to Contractual assets, acquisition of equity investees, capital contributions in investees, PP&E, acquisition of subsidiaries and intangible assets.

For 2023, we plan to make capital investments in the amount of R$5,726 million (R$3,499 million in 2022), corresponding to our basic and expansion program. We expect to allocate these expenditures primarily to the expansion of our distribution, power generation and transmission system The amounts planned for 2023 do not include investments in acquisitions, and other projects, that are not remunerated by the concession-granting power – which are not recognized in the calculations of tariffs made by ANEEL. We expect to fund our capital expenditures in 2023 mainly from the cash flow from operations and, to a lesser extent, through financing.

B.	Business Overview

General

Our business involves the generation, transmission, distribution and sale of energy, gas distribution and the providing of energy solutions.

CEMIG

We are engaged in transactions to buy and sell energy through our subsidiaries. The total volume of energy resourced in 2022 was 98,551 GWh or 16.3% more than 84,716 GWh in 2021, and 19.4% more than 82,552 GWh in 2020. The amount of energy produced by us in 2022 was 7,388 GWh or 42.9% more than the 5,169 GWh produced in 2021, and 18.6% less than the 9,080 GWh produced in 2020. The amount of energy purchased by us in 2022 was 91,164 GWh or 14.6% more than 79,547 GWh purchased in 2021, and 24.1% more than the 73,471 GWh purchased in 2020. These figures include 5,596 GWh purchased from Itaipu in 2022, 5,580 GWh in 2021, and 5,835 GWh in 2020. Through the Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica, or ‘CCEE’) and from other companies, we purchased 85,567 in 2022, 73,917GWh in 2021 and 67,601 GWh in 2020.

ANNUAL REPORT AND FORM 20-F | 2022	41

Fifty percent (50%) of the energy traded in 2022 (which comprise 49,498 GWh), was traded to final customers, both captive and free. Total losses of energy in the core and distribution networks in 2022 totaled 12,538 GWh, which corresponds to 12.7% of total resources and is 86.7% more than the 6,717 GWh loss in 2021. The table below presents the breakdown of resources and power requirements by CEMIG traded in the last three years:

Cemig’s Electric Energy Balance

(GWh)	2022	2021	2020
RESOURCES	98,551	84,716	82,552
Energy generated by CEMIG	5,547	3,633	7,132
Energy generated by Sá Carvalho	284	326	420
Energy generated by Horizontes	20	51	53
Energy generated by CEMIG PCH	70	74	75
Energy generated by Rosal Energia	348	338	389
Energy generated by SPE	1,050	731	1,011
Energy generated by Poço Fundo	69	16	-
Energy purchased from Itaipu	5,596	5,580	5,835
Energy purchased from CCEE and other companies	85,567	73,967	67,637

REQUIREMENTS	98,551	84,716	82,552
Energy delivered to final customers	49,498	46,120	39,026
Energy delivered by Sá Carvalho	472	472	522
Energy delivered by Horizontes	88	87	85
Energy delivered by CEMIG PCH	121	120	121
Energy delivered by Rosal Energia	244	214	249
Energy delivered by SPEs	830	1,111	940
Energy delivered by Poço Fundo	75	11	-
Energy delivered to the CCEE and other companies	34,685	29,864	34,597
Losses (1)	12,538	6,717	7,012
(1)	Discounting the losses attributed to generation (484 GWh in 2022) and the internal consumption of the generating plants.

Generation

The electric power generation business consists of the generation of energy using renewable energy sources (water, wind, sun and biomass).

As of December 31, 2022, we were one of the largest energy generation groups in Brazil, by total installed capacity. As of that date, we were generating energy at 69 hydroelectric plants (small hydroelectric power plants (‘PCH’) and hydroelectric power plants (‘UHE’)), wind plants and solar plants, with total installed capacity of over 5,519 MW (5,700 MW in 2021), with plants present in eight states of Brazil. The vast majority of our capacity is generated at hydroelectric plants (97.3% of installed capacity), with the remaining being generated by wind plants and two solar plants.

Our top five power plants, which accounted for over 69% of our installed energy generation capacity in 2022, are:

Rank (Installed Capacity)	Generation Power Plant	CEMIG Group Company Holding Stake	Restricted / Unrestricted Group	Installed Capacity (MW) *	Start of Comm. Operations	Expiration of Concession or Authorization	Type of Power Plant	CEMIG´s Stake
1st	Belo Monte	Norte Energia	Unrestricted	1,313	2016	07/11/2046	UHE	11.69%
2nd	Emborcação	CEMIG GT	Restricted	1,192	1982	05/26/2027	UHE	100.00%
3rd	Nova Ponte	CEMIG GT	Restricted	510	1994	08/12/2027	UHE	100.00%
4th	Irapé	CEMIG GT	Restricted	399	2006	09/19/2037	UHE	100.00%
5th	Três Marias	CEMIG GT	Restricted	396	1962	01/03/2053	UHE	100.00%
Sub-Total (Top 5)				3,810
Total (All Plants)				5,519

(*) The installed capacity presented refers to CEMIG’s stake.

ANNUAL REPORT AND FORM 20-F | 2022	42

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

On December 31, 2022, CEMIG GT and other CEMIG transmission networks had 4,580 miles of lines, as follows:

CEMIG GT and other CEMIG transmission networks lines in miles
Classification	CEMIG GT	Other CEMIG Group Companies (1)
> 525 kV Lines	-	104
500 kV Lines	1,356	851
440 kV Lines	-	68
345 kV Lines	1,267	21
230 kV Lines	494	419
220 kV Lines	-	-
Total	3,117	1,463
(1)	Proportional to CEMIG’s stake in the relevant concession.

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

CEMIG D’s concession area covers 219,104 square miles, or 96.7% of the territory of the State of Minas Gerais. On December 31, 2022, CEMIG D’s energy system comprised 351,163 miles of distribution lines, through which it supplied 23,778 GWh to 9,032,513 regulated customers and transported 22,796 GWh to 2,570 free customers that use our distribution networks. The total volume of energy distributed was 46,574 GWh, of which 47.7% was distributed to regulated and free industrial customers, 13.5% to regulated and free commercial customers, 24.1% to regulated residential customers, and 14.7% to other regulated and free customers.

Other Businesses

While our main business consists of the generation, transmission and distribution of energy, we also engage in the following businesses: (i) distributed generation, account services, cogeneration, energy efficiency (with Energy Efficiency Program resources – Programa de Eficiência Energética, or ‘PEE’), supply and storage management, through our subsidiary CEMIG Soluções Inteligentes em Energia-CEMIG SIM; (ii) sale and trading of energy, through structuring and intermediation of purchase and sale transactions, trading energy in the Free Market, through our wholly-owned subsidiaries CEMIG Trading S.A. and Empresa de Serviços de Comercialização de Energia Elétrica S.A.; and (iii) acquisition, transport and distribution of gas and its sub products and derivatives through Companhia de Gás de Minas Gerais (‘Gasmig’).

Revenue Sources

The following table illustrates the revenues attributable to each of our principal revenue sources, in millions of Reais, for the periods indicated:

Year ended December 31,	2022	2021	2020
Revenue from supply of energy	30,158	29,619	26,432
Revenue from use of the energy distribution systems – TUSD	3,685	3,448	3,022
CVA (compensation for changes in ‘Parcel A’ items) and Other financial components	(1,147)	2,146	455
Financial component arising from PIS/Pasep and Cofins taxes refunded to customers– realization	2,360	1,317	266
Transmission revenue

ANNUAL REPORT AND FORM 20-F | 2022	43

Transmission operation and maintenance revenue	413	355	280
Transmission construction revenue	407	252	201
Interest revenue arising from the financing component in the transmission contract asset	575	660	438
Generation indemnity revenue	47	-	-
Construction revenues	3,246	1,852	1,436
Adjustment to expectation of cash flow from the indemnifiable financial asset of the distribution concession	39	54	16
Revenue from financial adjusting of the Concession Grant Fee	467	523	347

Transactions with energy on the CCEE	183	1,157	154
Mechanism for the sale of surplus	453	453	234
Supply of gas	4,529	3,470	2,011
Fine for violation of service continuity indicator	(94)	(70)	(51)
Recovery of PIS/Pasep and Cofins taxes credits over ICMS	-	154	-
PIS/Pasep and Cofins credits to be refunded to consumers	(830)	-	-
Other operating revenues	2,658	1,935	1,709
Deductions on revenue	(12,686)	(13,679)	(11,722)
Total net revenues	34,463	33,646	25,228

Power Generation and Trading

Overview

CEMIG’s top five power plants accounted for over 69% of its installed energy generation capacity as of December 31, 2022 and 2021.

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

The total volume of transactions in energy in 2022 was 95,551 GWh, an increase of 12.8% in comparison to the 84,716 GWh in 2021.

Generation Assets

As of the date of this annual report, the subsidiaries, jointly controlled entities and affiliates of CEMIG operated 60 hydro plants, totaling 5,368.38 MW.

We have incorporated subsidiaries in the State of Minas Gerais and other states in Brazil to operate certain of our generation facilities and to hold the related concessions.

The following are companies in which CEMIG GT owns 100% of the equity:

•	CEMIG Geração Camargos S.A., CEMIG Geração Itutinga S.A., CEMIG Geração Leste S.A., CEMIG Geração Oeste S.A., CEMIG Geração Salto Grande S.A., CEMIG Geração Sul S.A. and CEMIG Geração Três Marias S.A.; CEMIG GT incorporated these companies in 2016 to hold the concession contracts for 18 hydroelectric plants won in the auction the year before. The total installed generation capacity secured to CEMIG GT’s portfolio was 699.6 MW;
•	CEMIG PCH S.A. – Independent power producer, operating the Pai Joaquim small hydroelectric power plant;

ANNUAL REPORT AND FORM 20-F | 2022	44

•	Horizontes Energia S.A. – An independent power producer, operating the Machado Mineiro SHP in Minas Gerais; and the Salto do Voltão and Salto do Passo Velho hydroelectric plants, in the State of Santa Catarina;
•	Rosal Energia S.A. – Concession holder operating the Rosal hydro plant, on the border between the States of Rio de Janeiro and Espírito Santo;
•	Sá Carvalho S.A. – Production and sale of energy as a public energy service concession holder, through the Sá Carvalho hydroelectric power plant;
•	Cemig Geração Poço Fundo S.A. – Independent power producer, operating the Poço Fundo small hydro power plant, in Minas Gerais state, which assets were transferred from Cemig GT.

The generation companies in which CEMIG GT has joint control are:

•	Aliança Geração de Energia S.A. (45%) – Platform of growth and consolidation of generation assets held by CEMIG GT and Vale (55%). The assets involved in the formation of the Aliança include the Aimorés and Funil hydroelectric plants and the following generation consortia: Porto Estrela, Igarapava, Capim Branco I, Capim Branco II and Candonga. In addition to the hydroelectric plants in operation, there are four wind plants, which compose the Complexo Eólico Santo Inácio in northeastern Brazil. The company has installed capacity of 1,257 MW in operation, and will be responsible for investments in future projects of energy generation;
•	Aliança Norte Energia Participações S.A. (49%) – together with Vale (51%), the company holds participation of 9% of Norte Energia S.A., holder of the concession to operate the Belo Monte hydroelectric plant, corresponding to an indirect equity interest of 4.41% and representing an installed capacity of 495 MW;
•	Amazônia Energia Participações S.A. (49% of voting share, 74.5% of total capital) – Owned jointly with Light (25.5%), holds 9.77% of Norte Energia S.A., representing an installed capacity of 818 MW indirectly held by CEMIG GT;
•	Baguari Energia S.A. (69.39%) – The Company operates the Baguari Hydroelectric Plant through the Baguari Hydro Plant Consortium, together with Furnas Centrais Elétricas S.A. (30.61%). Baguari Energia S.A. owns 49% of the plant in partnership with Neoenergia, which owns the remaining 51%, through Baguari I Geração de Energia Elétrica;
•	Retiro Baixo Energética S.A. (49.9%) – Holds the concession for the operation of the hydroelectric power plant Retiro Baixo, located in the lower course of the Paraopeba River in the State of Minas Gerais, which has installed capacity of 82 MW and assured energy of 34.08 MW;
•	Hidrelétrica Cachoeirão S.A. (49%) – An independent power producer operating the Cachoeirão SHP, located at Pocrane, in the State of Minas Gerais. The other 51% is held by Santa Maria Energética;
•	Hidrelétrica Pipoca S.A. (49%) – An independent power producer that built and operates the Pipoca SHP, on the Manhuaçu River, in the municipalities of Caratinga and Ipanema, in the State of Minas Gerais. The other 51% is held by Asteri Energia S.A.;
•	Paracambi Energética S.A. (was denominated Lightger S.A up to October 2022) (49%) – Independent power producer, formed to build and operate the Paracambi SHP (or PCH), on the Ribeirão das Lages river in the county of Paracambi, in the state of Rio de Janeiro. The remaining 51% shareholding is owned by Light;
•	Guanhães Energia S.A. (49%) – Guanhães Energia S.A. is jointly-controlled entity, which has four wholly-owned subsidiaries – PCH Dores de Guanhães S.A., PCH Senhora do Porto S.A., PCH Jacaré S.A. and PCH Fortuna II S.A.. Guanhães Energia S.A. is engaged in commercial operation of these four SHPs. Three of them – Dores de Guanhães, Senhora do Porto and Jacaré – are in the municipality of Dores de Guanhães; and one, Fortuna II, is in the municipalities of Virginópolis and Guanhães, all in the State of Minas Gerais. In July 2021, the project reached its 44 MW aggregate installed capacity;
•	Queimado Hydroelectric Power Plant – CEMIG GT holds an 82.5% interest in this entity and our partner in this project is CEB Participações S.A. (‘CEBPar’), a subsidiary of Companhia Energética de Brasília (‘CEB’), which owns 17.5% equity interest in the plant.

ANNUAL REPORT AND FORM 20-F | 2022	45

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

CEMIG GT owns 100% of the equity in the following companies with wind farms investments:

Central Eólica Praias de Parajuru S.A and Central Eólica Volta do Rio – Wind farms located in the State of Ceará with a total installed capacity of 70.8 MW.

CEMIG GT has joint participation in the following companies with wind farms investments:

Aliança Geração de Energia S.A. (45%) – Four wind farms, compose the Santo Inácio Wind Project (Garrote, São Raimundo, Santo Inácio III and Santo Inácio IV wind farms). The project located at Icapuí, in the State of Ceará, started its commercial operation in December of 2017 and has an installed capacity of 98.7 MW.

The Gravier Wind Project located at Icapuí, also in the State of Ceará, began implementation of the project in January 2021 and full commercial operation started in December 2022. The project has 17 wind turbines, with a total installed capacity of 71.4 MW.

There is also one project under construction, Acauã Wind Project (composed of Acauã I, Acauã II and Acauã III wind farms), it is in the State of Rio Grande do Norte and has a total installed capacity of 109.2 MW. Its commercial operation is estimated to start in September 2023.

Expansion of Generation Capacity

Poço Fundo

On February 5, 2019, Brazilian electricity regulatory agency ANEEL approved an expansion of installed capacity of Poço Fundo, a Small Hydroelectric Power Plant located on the Machado River, in the state of Minas Gerais, from 9.16 MW to 30 MW. Additionally, the concession was extended until May 27, 2052. The plant consists of two generating units of 15 MW each.

Expansion works had been underway since January 2020. The first generation unit began its commercial operation on September 30, 2022 and the second on October 1, 2022.

Três Marias GD

On December 20, 2021, the operation of photovoltaic plant Três Marias Geração Distribuída was initiated. This is the second solar plant designed and built by CEMIG GT. The investment amount in 2022 was R$140 million (R$12 million in 2021). This enterprise generates 2.5 MWp and is located near the Hydro Plant UHE Três Marias.

Other Greenfield Projects

The Company has been developing other greenfield projects aligned with its strategic planning. The following projects are under construction with the perspective of beginning operations in September 2023:

•	PV Boa Esperança (100 MWp)
•	PV Jusante (87 MWp)

CEMIG GT continues to develop projects of hydro, windfarm and solar projects. The objective is to expand by 1.9 GW (avg) in generation power, with investments of R$26.6 billion in CAPEX, until 2032, in order to accomplish the strategic plans.

On August 23, 2022, the Company signed Full EPC (Engineering, Procurement and Construction) contracts for construction of the Boa Esperança and Jusante photovoltaic solar generation plants, for which the planned CAPEX is R$824 million – R$447 million for Boa Esperança and R$377 million for Jusante.

ANNUAL REPORT AND FORM 20-F | 2022	46

The Boa Esperança plant, on a site owned by the Company at Montes Claros, Minas Gerais, will have inverter installed capacity of 85MW (100.4 MWp). The Jusante plant, on a site owned by the Company in São Gonçalo do Abaeté, Minas Gerais, will have 7 generating plants, each with inverter installed capacity of 10MW (87 MWp).

The implementation of these plants is in accordance with the Cemig group’s strategic planning, strengthening its generation from renewable sources, with profitability compatible with the Company’s cost of capital for this type of project.

CEMIG GT also has been developing Floating PV Projects, making the most of its existing hydroelectric power plants towards the establishment of the largest plants of this type in Latin and North America. The company aims to finish the bidding process for the construction of these plants by the end of 2023.

CEMIG SIM

CEMIG SIM, a wholly owned subsidiary of CEMIG that operates in distributed generation and energy solutions, invested R$82 million in 2022 in the acquisition of photovoltaic plants. Currently CEMIG SIM has reached 5,600 clients.

CEMIG SIM plans to invest R$1.2 billion from 2023 through 2025 in Distributed Generation segment, in order to accomplish its strategic plans.

Transmission

Overview

The transmission business consists of the transfer of energy from generation power plants to customers directly connected to the basic transmission grid, free customers and distributors. The transmission system comprises transmission lines and step-down substations with voltages ranging from 230kV to 500kV.

All the basic transmission grid users, including generators, distributors, free customers, and others, execute contracts for the use of the transmission system – CUST with the ONS, and make payments to the transmission companies for making available the use of their basic transmission grid equipment. See ‘The Brazilian Power Industry’ and “Item 5. Operating and Financial Review and Prospects”.

The following tables give operating information on our transmission capacity for the dates indicated:

	Circuit Length of Transmission Lines in Miles as of December 31
Voltage of Transmission Lines	2022	2021	2020
500 kV	1,356	1,355	1,355
345 kV	1,267	1,230	1,230
230 kV	494	483	477
Total	3,117	3,068	3,062

	Transformation Capacity (1) of Transmission Substations as of December 31,
Substations	2022	2021	2020
Number of transmission substations (2)	40	39	39
MVA	19,078.15	18,613.15	18,854.65
(1)	Transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.
(2)	Shared substations are not included.

The tables below present operational information on the transmission capacity of the joint venture (subsidiaries and affiliates transmission CEMIG), proportional to the equity interest held by the CEMIG Group in each case, on the dates indicated:

	Transmission Network Extension in Miles as of December 31,
Voltage of Transmission Lines	2022	2021	2020
>525 kV	168	70	70
500 kV	1,370	799	740
440 kV	109	68	68

ANNUAL REPORT AND FORM 20-F | 2022	47

345 kV	33	67	67
230 kV	675	377	367
Total	1,463	1,381	1,312

Transmission assets

Furnas–Pimenta Transmission Line (Companhia de Transmissão Centroeste de Minas – ‘Centroeste’) – In September 2004, a consortium formed by Furnas and CEMIG, holding 49% and 51%, respectively, won the bid for the concession of the Furnas–Pimenta transmission line. As required by the tender rules, the partners formed a company, Companhia de Transmissão Centroeste de Minas S.A., which is responsible for the construction and operation of the transmission line. This 345-kV transmission line extending for 39 miles connects the substation of the Furnas hydroelectric plant to a substation at Pimenta, a city in the Center-West region of Minas Gerais. It began commercial operation in March 2010 and the concession expires in March 2035. On January 13, 2020, the Company concluded the acquisition of 49% of the share capital held by Eletrobras in Centroeste, becoming the sole owner of the investee since then.

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

On December 23, 2021, Cemig completed acquisition of the totality of the equity interests held by Cobra Brasil Serviços, Comunicações e Energia S.A. and Cobra Instalaciones y Servicios S.A. in Sete Lagoas Transmissora de Energia S.A. (‘SLTE’), becoming the holder of a 100% of the shares in that company. The amount disbursed by Cemig was R$ 48 million.

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

In 2022, we invested R$2,747 million (R$1,520 million in 2021) in the construction and acquisition of the property, plant and equipment needed to supply energy to our customers, expand and increase the capacity of our distribution system.

The following tables provide certain operating information pertaining to our distribution system, on the dates indicated:

Circuit length of distribution lines in miles – High voltage (from distribution substations to final customers) as of December 31,
Voltage of distribution lines	2022	2021	2020
161 kV	33.21	30.64	30.25
138 kV	8,850.28	8,076.86	7,946.62
69 kV	2,164.76	2,257.52	2,223.91
34.5 kV + 230 kV	567.82	636.95	633.78
Total	11,616.07	11,001.97	10,834.55

Circuit length of distribution lines in miles – Medium and low voltage (from distribution substations to final customers)
	As of December 31,
Voltage of distribution network	2022	2021	2020
Overhead urban distribution lines	74,955.17	74,961.63	67,527.30
Underground urban distribution lines	1,565.14	1,577.20	1,524.16
Overhead rural distribution lines	262,916.67	263,181.41	259,200.32
Total	339,436.98	339,720.23	328,251.78

ANNUAL REPORT AND FORM 20-F | 2022	48

Step-down transformation capacity (1) of distribution substations as of December 31,
	2022	2021	2020
Number of substations	449	417	414
MVA	11,809.7	11,021.6	10,884.05
(1)	Step-down transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.

Expansion of Distribution Capacity

Our five-year distribution expansion plan, comprising 2023 to 2027, is based on market growth projections. To accommodate this growth, we plan to add distribution lines, up to 41,850 miles of medium and low voltage and 3,500 miles of high voltage; 127 descending substations, adding 2,800 MVA to our distribution network.

Purchase of Electric Power

During the year ended December 31, 2022, we purchased 5,596 GWh of energy from Itaipu, which represented 11% of the energy we sold to final users, and 578 GWh (1.2%) of energy from PROINFA. We also purchased 1,045 GWh under Nuclear Energy Quota Contracts - Contratos de Cotas de Energia Nuclear, or ‘CCENs’. (2.1%) and 7,606 GWh of energy under Assured Energy Quota Contracts - Contratos de Cota de Garantia Física, or ‘CCGFs’ (15%). In addition to this compulsory purchase, we have two other types of supply arrangements: (i) purchases through public auctions, which accounted for 19% of the energy purchased for resale during the year ended December 31, 2022; and (ii) long-term agreements existing prior to the New Industry Model Law, which represented 1% of the energy purchased in 2022.

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

We are one of the electricity power distributors operating in the south, southeast and west-central regions of Brazil that are jointly required to purchase all of Brazil’s portion of the energy generated by Itaipu, in accordance with the Law 5,899/1973. The Federal Government allocates Brazil’s portion of Itaipu’s power among these energy companies in amounts proportionate to their respective historical market share of total energy sales. For 2020, Resolution 2,642/2019 set it at 10.32% and for 2021 it was set at 10.20% (Resolution 2,804/2020). For 2022, the Resolution 3,146/2021 set it at 10.44%. These rates are fixed to defray Itaipu’s operating expenses and payments of principal and interest on Itaipu’s dollar-denominated borrowings and the cost in Reais of transmitting such power to the Brazilian grid. These rates are above the national average for bulk supply of power and are calculated in U.S. dollars. Therefore, fluctuations in the U.S. dollar/Real exchange rate affect the cost, in Real terms, of energy we are required to purchase from Itaipu. Historically, we have been able to recover the cost of such energy by charging supply rates to customers. According to our concession contract, increases in the supply rates may be transferred to the final customer upon approval by ANEEL.

Since 2007, ANEEL publishes at the end of each year the amount of energy to be purchased from Itaipu by each of the electric power distributors for the following year, as guidance for the five subsequent years. Based on this, the distributors can estimate their remaining energy needs in advance of the next public auctions.

CCENs: These are contracts that formalize the purchase of energy and power as established in Law 12,111/09 and ANEEL Resolution 530/12 between distributors and Electronuclear for the energy produced by the Angra I and Angra II plants.

CCGFs: Decree 7,805/12 regulated Provisional Act 579/12 and created contractual arrangements governing contracting of energy and power from the plants whose concessions were extended under Law 12,783/13.

Auction Contracts: We have purchased energy in public auctions on the CCEE. These contracts are formalized between CEMIG and the various vendors in accordance with the terms and conditions in the invitation to bid.

‘Bilateral Contracts’ — CEMIG D entered into ‘bilateral contracts’ with various suppliers prior to the enactment of the New Industry Model Law in 2004. Such agreements are valid under their original terms but cannot be renewed. During the year ended December 31, 2022 CEMIG D didn’t enter new bilateral contracts.

ANNUAL REPORT AND FORM 20-F | 2022	49

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

Gasmig’s marketing efforts focus on its ability to provide a more economically efficient and environmentally friendly alternative to oil products, like diesel and liquefied petroleum gas (‘LPG’), wood, wood products and charcoal. From January to December 2022, Gasmig supplied 1,105 million cubic meters of natural gas per day to 82,582 customers in forty cities: 102 large and medium-sized industrial plants, 1,201 small industrial plants and commercial customers, 62 retail distribution stations that supply natural gas to vehicles, 2 retail distribution stations supplying compressed natural gas (‘CNG’) to vehicles, 7 co-generation projects, 5 distributors of CNG to industrial customers, 81,201 homes, and 2 thermoelectric plants.

From January to December 2022, Gasmig registered an expense for the acquisition of gas of R$2,735 million compared to an expense of R$2,011 million in the period from January to December 2021, an increase of 36%. The number of customers has increased 15.93% (mainly residential), the increase in volumes in the non-thermal market are 2.70% and 12.30% for industrial plants and small industrial plants and commercial.

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

From January to December 2022, capital expenditures totaled R$55.0 million and 46.2 miles were added to our natural gas network. In 2022, Gasmig concluded studies for the SDGN Centro Oeste Project, which aims to interconnect the municipalities of Betim, Sarzedo, Juatuba, Mateus Leme, Igarapé, São Joaquim de Bicas, Itaúna and Divinópolis, and later, the distribution of natural gas to other municipalities in the Central and Midwest regions. The first tender for the acquisition of tubes for the project was held, with delivery scheduled for June 2023.

In the city of Belo Horizonte, the main projects developed were those aimed at serving the Urban Market. High Density Polyethylene (‘HDPE’) densification networks were implemented in the Belvedere, Buritis, Camargos, Cidade Nova, Prado, Sion e Serra neighborhoods.

Gas distribution concessions

The concessions for distribution of natural gas are granted by each Brazilian state. In the state of Minas Gerais, the grantor, the State’s Economic Development Secretariat, sets the tariffs for natural gas by market segment. The tariffs are comprised of a portion for the cost of gas and a portion for the distribution of gas. Each quarter the tariffs are adjusted to pass through the cost of gas, and once a year they are adjusted to update the portion allocated to cover the costs relating to the provision of the distribution service – remuneration of invested capital and to cover all the operating, commercial and administrative expenses of the concession holder.

The rate reviews occur every five years, to evaluate the changes in the costs of Gasmig, and to adjust the tariffs. The concession contract also specifies the possibility of an extraordinary review of tariffs if any event occurs that puts the economic-financial balance of the concession at risk.

On December 14, 2018, the Minas Gerais State Department for Economic, Scientific, Technological and Higher Education Development (‘Sedectes’ currently ‘SEDE’) or (‘the grantor’) presented a study, prepared by Fundação Getulio Vargas Business school (‘FGV’), related to financial economic rebalancing of the Gasmig concession agreement, also supported by consultation from General Attorney’s Office of the State. The rebalancing that has been requested by the grantor is based on the contractual obligation to build a gas pipeline to serve the Nitrogen Fertilizers Unit (‘UFN’), which should have been built by Petrobras. Due to this reason Gasmig was requested to pay the State of Minas Gerais the amount of which SEDE estimates at R$852 million. Based on the study, SEDE requested a response from Gasmig and began discussion for solution related to imbalance referred to, considering that one of its conditions for extension of the concession contract (from 2023 to 2053, as specified in the second amendment to the contract) was execution of investments for construction of the gas pipeline.

ANNUAL REPORT AND FORM 20-F | 2022	50

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

On September 26, 2019, the Company issued Commercial Promissory Notes, in a single series, totaling R$850 million with a maturity of 12 months and interest of 107% of the DI rate, without any guarantees or endorsement. The proceeds from this issue were fully used, on September 26, 2019, to pay the granting bonus due to the Granting Authority updated by the variation of the DI rate since January 1, 2019, in the amount of R$891.2 million.

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

On October 28, 2021, the Economic Development of Minas Gerais State – SEDE/MG approved a tariff adjustment to be applied by Gasmig for the classes of industrial, cogeneration and GNC/LNG consumers, as of November 1st, 2021, with an average increase was 3% in relation to tariffs that were in force since August 2021. This increase refers to the variation in gas costs purchased by the Company.

On October 4, 2021, SEDE published on its website the result of Public Consultation No. 25/2021, which determined the cost rate of GASMIG's capital at 8.71% and that such rate should be applied at the end of the current tariff review process, effective from the next tariff cycle, starting as early as 2022. The Periodic Tariff Review (‘RTP’) is a mandatory five-year process that is set forth in the concession contract entered into between the State of Minas Gerais and the concessionaire.

On January 03, 2021, the State’s Economic Development Secretariat (SEDE/MG) approved the tariff adjustment for Gasmig with effect from February 1, 2022, applied for the Industrial, Co-generation, Compressed Natural Gas, Liquid Natural Gas, Vehicle Natural Gas, Residential and Commercial customers. The average increase, depending on the customer category, was from 16% to 26%, compared to the tariffs in effect from November 2021, resulted from the variation in the cost of gas acquired to sell.

On April 27, 2022, the Minas Gerais State Government, through its SEDE, approved the capital cost rate of 8.71% p.a., the required revenue for the 2022 to 2026 cycle, the average margin of R$ 0.6626/m³, the average ordinary tariff repositioning index of -10.05% on the margins in force since February 2022 and the new tariff structure for supplies made by Gasmig.

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

In 2022, CEMIG SIM sold the total of 8.199 MWh/month in supply, generated by eleven photovoltaic plants (the Janaúba, Corinto, Manga, Bonfinópolis II, Lagoa Grande, Lontra, Mato Verde, Mirabela, Porteirinha I, Porteirinha II, and Brasilândia plants). On December 31, 2022, CEMIG SIM had 5,600 clients.

ANNUAL REPORT AND FORM 20-F | 2022	51

Regarding energy solutions, in 2023, CEMIG SIM will work on the implementation of photovoltaic plants.

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

Energy Losses

CEMIG

The energy losses of a distribution company are comprised of two types of losses: technical losses and non-technical (commercial) losses. Technical losses are inherent to the process of transporting and the transformation of electric power and occur in the cables and equipment of the energy system. Non-technical losses comprise energy that is supplied and not invoiced, which may be the result of illegal connections (theft), fraud, metering errors or failures in internal processes.

CEMIG’s Total Losses Index as of December 31, 2022, using a 12-month window, was 11.11%. This percentage is related to the total energy injected into the distribution system (the total volume of losses was 6,172 GWh). Of that percentage, 8.77% comprised technical losses, and 2.34% comprised non-technical losses. This result was 0.16 percentage points lower than the result for 2021 (11.27%), and below the regulatory target set by ANEEL for 2022 (11.22%).

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

The total energy losses recorded by CEMIG in the year of 2022 was 6,656 GWh, a 0.91% decrease in comparison to 2021 (6,717 GWh). The CCEE apportioned losses in the national grid totaling 484 GWh to CEMIG D, which increased 1.47% in comparison to 2021 (477 GWh).

Technical losses were 78.93% of the total losses related to CEMIG D for the year ended December 31, 2022. Losses in distribution are inevitable because of energy transport and its transformation into different levels of voltage. We seek to minimize it by rigorous and regular assessments of the operational conditions of the distribution facilities, and investment to expand distribution capacity, for maintaining quality and reliable levels, thus reducing technical losses; we also operate the system in accordance with certain specific voltage levels, to reduce the level of losses. Technical losses are not strictly comparable: longer distribution distances (for example, in rural areas), naturally have higher technical loss levels.

Non-technical losses were 21.07% of CEMIG D’s total energy losses in 2022. To minimize non-technical losses, preventive actions are taken regularly: customers’ meters and connections are inspected; meter readers are trained; metering systems are modernized; smart meters were installed; procedures for installation and inspection of meters are standardized; meters with quality control guarantees are installed; the database of customers is updated, and irregular or clandestine connections are removed.

Quality indicators – DEC and FEC (SAIDI and SAIFI)

At the end of 2022, the indicators that measure the quality of supply by CEMIG D – (i) System Average Interruption Duration Index (‘SAIDI’), expressed as a figure per customer, in hours per year; and (ii) System Average Interruption Frequency Index (‘SAIFI’), also expressed as a customer-experienced average, were 9.48 and 4.58, respectively. In 2021, the figures for SAIDI and SAIFI were 9.46 and 4.60, respectively. The indicator calculation process is certified according to ISO Quality Standard 9001.

The result achieved in 2022 shows the efficiency in the application of resources, as well as the commitment to continuous improvement and customer service.

In December 2015, CEMIG D signed the contractual amendment that unified its concession contracts for the provision of public electricity distribution services, which extended the concessions from January 1, 2016, until December 31, 2045. The

ANNUAL REPORT AND FORM 20-F | 2022	52

contract defined limits for the internal portion of the continuity indicators, Internal System Average Interruption Duration Index (‘SAIDI-i’) and Internal System Average Interruption Frequency Index (‘SAIFI-i’), The table below shows the performance of the Company since 2018.

	SAIDI-i (hours)					SAIFI-i (Interruption)
Year	2018	2019	2020	2021	2022	2018	2019	2020	2021	2022
Limit	11.03	10.73	10.44	10.08	9.98	7.39	7.03	6.67	6.56	6.43
Performed	10.42	10.56	9.58	9.46	9.48	5.13	4.85	4.86	4.60	4.58

In 2022, the Company did not exceed the limit for the SAIDI-i and SAIFI-i set by the Regulatory Agency (‘ANEEL’).

The concession contracts have limitation of in the distribution of dividends and/or payment of Interest on Equity to the minimum established by law, in the event of non-compliance with the annual indicators for outages (SAIDI and SAIFI) for two consecutive years, or three times in a period of five years, until the regulatory parameters are restored. In the past five years, CEMIG D has been complying with these contractual requirements.

Customers and Billing

Customer base

The CEMIG Group sells energy through the companies CEMIG D, CEMIG GT, CEMIG and other wholly-owned subsidiaries – Horizontes Energia, Sá Carvalho, CEMIG PCH, Rosal Energia, CEMIG Geração Camargos, CEMIG Geração Itutinga, CEMIG Geração Salto Grande, CEMIG Geração Três Marias, CEMIG Geração Leste, CEMIG Geração Oeste, CEMIG Geração Sul, CE Praias de Parajuru and CE Volta do Rio.

This market comprises sales of energy to:

•	Regulated customers in CEMIG’s concession area in the State of Minas Gerais;
•	Free customers both in the State of Minas Gerais and other states of Brazil, through the Free Market;
•	Other participants of the energy sector – traders, generators, and independent power producers, also in the Free Market; and
•	Distributors, in the Regulated Market.

In 2022, we sold a total of 59,542 GWh, or 10.1% more than in 2021, while the total of power we transported for free customers was 2.8% higher, at 22,796 GWh. Sales of energy to final customers plus our own consumption in 2022 totaled 44,895 GWh, or 3.8% higher than in 2021. Sales to distributors, traders, other generating companies, and independent power producers in 2022 totaled 14,647 GWh or 35.3% higher than in 2021.

As of December 31, 2022, CEMIG Group invoiced 9,036,990 customers – a growth of 1.7% in the customer base compared to December 31, 2021. Of these, 9,036,435 are final customers, including CEMIG’s own consumption; and 555 are other agents in the Brazilian energy sector.

Sales to Final Customers

Residential

The residential customer category accounted for 18.8% of CEMIG’s energy sales in 2022, totaling 11,217 GWh or 0.3% more than in 2021. The average monthly consumption per customer in 2022 was 124.6 kWh/month, or 2.4% less than in 2021 (127.7 kWh/month).

This lower consumption of the residential customer category is associated with the migration of customers to distributed microgeneration and mini generation.

Industrial

Energy billed to regulated and free industrial customers in the State of Minas Gerais and other states was 30.6% of the total volume of energy traded by us in 2022, at 18,204 GWh, or 11.3% higher than in 2021.

This increase is the result of the reduction of 9.6% in the captive market, and the increase of 13.7% in the free market.

ANNUAL REPORT AND FORM 20-F | 2022	53

The reduction in the captive market is due to the migration of consumers to the free market and reflects the current scenario of the industrial sector in Minas Gerais. According to IBGE, the industrial production in Minas Gerais decreased 0.7% in 2022, compared to 2021.

The variation in energy sold to free industrial customers is related to new sales contracts starting in January 2022.

Commercial and Services

Energy sold to regulated and free customers in this category in Minas Gerais and other states was 10.5% of the total volume of energy traded by us in 2022, at 8,957 GWh, 7.5% higher than in 2021. This reflects an increase of 9.6% in the volume billed to regulated customers of CEMIG D, and an increase of 5.3% in the volume billed by CEMIG GT and its wholly owned subsidiaries to free customers in Minas Gerais and other Brazilian states.

According to the IBGE, the retail sales volume in Minas Gerais increased 1.0% in 2022, compared to 2021, and the volume of services increased 8.3%.

The growth in commercial sector consumption is also related to the increase in the number of customers, both in the free market (13.1%) and in the captive market (19.5%). This increase in customers in the captive market is related to the change in customer class from the Rural and Public Service class to the Commercial class, in compliance with the cadastral review defined by the Resolution of ANEEL No. 901/2020.

Rural Customers

Energy consumed by the rural customer category in 2022, at 3,093 GWh, was 22.2% less than in 2021, and represents 5.2% of the total in 2022. This result is due to a reduction of 31.3% in the numbers of captive customers, in compliance with the cadastral review defined by the Resolution of ANEEL No. 901/2020.

Other customer categories

Supply to other categories – government, public lighting, public services, and our own consumption – totaled 3,425 GWh in 2022 or 0.6% higher than 2021.

Sales in the Free Market, and ‘Bilateral Contracts’

In 2022, total sales of energy were 12,561 GWh, or 43.9% higher than 2021, due to the higher volume of short-term sales to traders and new sales contracts starting in January 2022.

Sales in the Regulated Market

Sales in the Regulated Market in 2022 totaled 2,086 GWh or 0.5% less than in 2021.

The table below presents CEMIG Group’s market in more detail, itemizing transactions in 2022 compared to 2021:

Type of Sale	2022				2021				Variation YoY
	Customers		Energy		Customers		Energy		Customers	Energy
	Amount (un)	Participation (%)	Amount (GWh)	Participation (%)	Amount (un)	Participation (%)	Amount (GWh)	Participation (%)	Variation (%)	Variation (%)
Traded Energy	9,036,990	100.00	59,542	100.00	8,886,126	100.00	54,087	100.00	1.70	10.09
Sales to final customers	9,035,666	99.99	44,864	75.35	8,884,978	99.99	43,229	79.93	1.70	3.78
Residential	7,501,704	83.01	11,217	18.84	7,297,174	82.12	11,186	20.68	2.80	0.28
Industrial	30,877	0.34	18,204	30.57	31,009	0.35	16,361	30.25	-0.43	11.26
- Captive	29,201	0.32	1,533	2.57	29,580	0.33	1,695	3.13	-1.28	-9.56
- Free	1,676	0.02	16,671	28.00	1,429	0.02	14,666	27.12	17.28	13.67
Commercial	950,849	10.52	8,957	15.04	795,684	8.95	8,334	15.41	19.50	7.47
- Captive	948,615	10.50	4,542	7.63	793,708	8.93	4,143	7.66	19.52	9.62
- Free	2,234	0.02	4,415	7.41	1,976	0.02	4,191	7.75	13.06	5.35

ANNUAL REPORT AND FORM 20-F | 2022	54

Rural	462,154	5.11	3,093	5.19	673,018	7.57	3,975	7.35	-31.33	-22.20
- Captive	462,142	5.11	3,062	5.14	673,008	7.57	3,944	7.29	-31.33	-22.37
- Free	12	0.00	31	0.05	10	0.00	31	0.06	20.00	0.15
Other Categories	90,082	1.00	3,394	5.70	88,093	0.99	3,373	6.24	2.26	0.61
Own Consumption	769	0.01	31	0.05	730	0.01	33	0.06	5.34	-6.45
Wholesale sales	555	0.01	14,647	24.60	418	0.00	10,825	20.01	32.78	35.31
- Contracts in Regulated Market	27	0.00	2,086	3.50	28	0.00	2,097	3.88	-3.57	-0.50
- Free and bilateral contracts	528	0.01	12,561	21.10	390	0.00	8,728	16.44	35.38	43.92

This table presents the CEMIG Group’s sales to the Industrial user category in 2022, by sector of activity:

Sector of activity	Volume invoiced (GWh)	(%)
Mining	2,745	15.1
Metallurgy	2,363	13.0
Foods	2,086	11.5
Chemicals	2,002	11.0
Nonmetallic minerals	1,941	10.7
Cellulose and Paper	1,264	6.9
Plastic Products	1,232	6.8
Automotive	1,168	6.4
Textile	743	4.1
Other sectors	2,660	14.6
Total, industrial customers	18,204	100.0

The ten largest industrial customers served by the CEMIG Group, located in Minas Gerais and other states of Brazil, in terms of revenue, are:

Customer	Activity
MOSAIC FERTILIZANTES	Chemicals
WHITE MARTINS	Chemicals
USIMINAS	Metallurgy and Mining
SYLVAMO DO BRASIL	Paper
HOLCIM	Non-metallic mineral product manufacturing
COMPANHIA BRASILEIRA DE METALURGIA E MINERACAO	Metallurgy and Mining
SAMARCO	Metallic Mining
NOVELIS	Metallurgy
CARBETO DE SILICIO SIKA BRASIL	Chemicals
APERAM SOUTH AMERICA	Metallurgy

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

ANNUAL REPORT AND FORM 20-F | 2022	55

delivery, and individualized metering corresponding to a single customer located in one single property or in contiguous properties.

CEMIG D’s customers are divided into Low, Medium and High Voltage.

Invoices of High voltage customers, which are connected directly to the transmission network, are payable five working days after reading of the meter. These customers receive the payment document – the energy invoice – by e-mail.

Medium Voltage customers are those that receive supply at a voltage of 2.3 kV or more, which amount to about 13,796 customers, which are billed within two business days after the meter reading. They receive invoices both in printed form and by email, payable five business days from the date of delivery at the customer’s address. Due to modernization and automation of the meter reading of these customer units, by using remote metering, CEMIG D now has 97.17% of its billing automated. This enables the customer unit to be metered in real time – so that CEMIG D records and updates consumption of energy at regular intervals.

Low Voltage customers are billed in cycles, which vary between 27 and 33 days. The bill is delivered simultaneously with the meter reading. A total of 8,285 million customer units are billed using this technology, which is known as ‘On Site Billing’. These bills are payable five business days from the date of their delivery (or 10 business days for the establishments of public entities and bodies). The great majority of the amounts billed to this category of customers are for energy actually consumed. Only 0.99% of these customers are billed based on estimated consumption (i.e., on the arithmetic mean of the amounts recorded for the 12 months prior to the consumption that is not measured).

In addition to the implementation of ‘On Site Billing’, CEMIG D has invested to increase the number of bills sent by email, which grew by 38.48% in 2022, with 1 million customers now receiving their billing online. CEMIG intensify campaigns to incentivize customers to choose this way of receiving their monthly bills. The reduction in the volume of printed-paper used for billing helps reduce its global cost to the Company and contributes to environmental sustainability for the planet.

In 2022, CEMIG D saved R$2.690 million (R$1.651 million in 2021) with the electronic invoices sent monthly. Modernization of the billing system and the distribution network has significantly contributed to customers’ satisfaction and the quality of CEMIG’s energy supply. CEMIG intends to continue with improvement in this and related fields.

Seasonality

CEMIG’s sales of energy are affected by seasonality. Historically, consumption by industrial and commercial customers increases in the fourth quarter due to their increase in activity. The seasonality of rural consumption is usually associated with rainfall periods. During the dry season between the months of May and November, more energy is used to irrigate crops. The table below presents quarterly figures for energy billed by the CEMIG Group to final users, regulated customers and free customers from 2020 to 2022, in GWh:

Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2022	10,641	11,408	11,358	11,456
2021	10,507	10,627	10,931	11,165
2020	10,119	9,267	9,754	10,227

Competition

Contracts with Free Customers

On December 31, 2022, CEMIG GT and CEMIG had a portfolio of contracts with 4,188 customers, including free customers and suppliers (energy traders, energy distributors and power generators). Of this total, 4,034 are free customers amounting to 57% of the total volume of energy sold by CEMIG GT and CEMIG in 2022.

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

ANNUAL REPORT AND FORM 20-F | 2022	56

Environmental Matters

Overview

Our generation, transmission and distribution of energy and our distribution of natural gas are subject to federal and state legislation relating to preservation of the environment. The Brazilian Constitution gives the Federal Government, states and municipalities powers to enact laws designed to protect the environment and issue enabling regulations under these laws. As a general rule, while the Federal Government has the power to promulgate general environmental regulations, state governments have the power to enact specific and even more stringent environmental regulation, and municipalities also have the power to enact laws in their local interest. We have complied with the relevant environmental laws and regulations in all material aspects.

In accordance with our environmental policy, we have established various programs to prevent and minimize damage, aiming to limit our risks related to environmental issues.

Environmental Licensing, and Facilities Operating

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

Each license is valid for a specific period, and a renewal filing must be made before its expiration. Under Complementary Law 140 of December 8, 2011, the renewal filing of an environmental license must be made at least 120 days before the license expires and remains valid until the environmental authority states an opinion and/or issues a new license. If the renewal filing is not made within this period, and the license is not renewed, and the company continues its activities, the company will be subject to administrative and criminal sanctions.

Failure to obtain and comply with the requirements of an environmental license to construct, implement, operate, expand or enlarge an entity that causes environmental impact, such as the energy plants operated and in implementation by Cemig, is subject to administrative sanctions, such as fines or suspension of operations, as well as criminal sanctions, such as fines and imprisonment for individuals and restriction of rights for legal entities. We have projects licensed at both the federal and state levels.

Federal Law 9,605 of February 12, 1998, stipulates penalties for facilities that operate without environmental licenses. In 1998, the Federal Government issued Provisional Act 1,710 (currently Provisional Act 2,163-41/01), which allows project operators to enter into agreements with the relevant environmental regulators in order to comply with Federal Law 9,605/98. Accordingly, we have been negotiating with (i) Ibama; and (ii) the Regional Environmental Management Units (‘Suprams’), which comprise the environmental authorities of the State of Minas Gerais, to obtain the environmental operating licenses for all our plants and transmission lines that began operating prior to February 1986.

For the generation facilities located in the State of Minas Gerais, which are subject to state-level environmental licensing, we have agreed with Supram and Ibama to bring our facilities into compliance on a gradual basis. For those facilities of Cemig GT that started operations before February 1986, we have prepared the required environmental assessments, filed applications with the appropriate environmental bodies, and submitted them for analysis. Under the applicable law, the Company is allowed to operate while awaiting consideration of its application. We assess the degree of compliance with the conditions by reference to the Conditions Compliance Index (‘ICC’).

In 2022, Cemig GT owned 10 facilities operating under Corrective Operational Licenses (‘LOCs’) and three Conduct Adjustment Undertakings (‘TACs’) were obtained. 44 projects were regularized via Authorizations for Environmental Intervention via application for a DAIA (Documento Autorizativo para Intervenção Ambiental) by Cemig D, and four by Cemig GT. The operation licenses of five hydroelectric power plants were also renewed.

All the processes referred to above were regularized: (a) in the regional units of the Minas Gerais State Forests Institute (Instituto Estadual de Florestas, or ‘IEF’), in the case of submission of DAIAs; or (b) in the Suprams via (i) TACs and (ii) various types of licenses, in both cases through their offices distributed throughout the State of Minas Gerais.

For Cemig GT, we obtained a DAIA for environmental intervention, for example, for the Coronel Domiciano and Paciência Small Hydro Plants (‘SHPs’), for works to adapt these two plants. Native vegetation was suppressed for opening of some access points and expansion of others.

ANNUAL REPORT AND FORM 20-F | 2022	57

Generation and transmission facilities of the Company in operation account for 50 Environmental Licenses across the different modalities. There are an estimated total of 394 environmental conditions or control mechanisms included in these licenses – they include monitoring programs, reforestation activities, water quality control and other provisions. As examples, we can cite provisions referring to the following: nine programs monitoring terrestrial and river animals, their distribution and occurrence including mammals, reptiles, amphibians and birds, and assessing how the structure of the landscape interacts with animals’ survival; nine fish monitoring programs to assess distribution and local occurrence of fish species and larvae/eggs at spawning sites; 14 fish monitoring programs to assess risk of fish deaths in hydroelectric power plants; eight programs carried out every year focusing on erosion of reservoir margins and application of control and recovery measures; 20 programs to recover degraded areas with reforestation of permanent preservation areas, acting to replenish vegetation on lands affected by facilities or where damage compensation applies; 28 programs involving the community, such as Environmental Education Programs and the Management Participative Program, which organize a variety of activities over each year, including students, farmers, Cemig employees, and local community members; and 44 programs monitoring water quality and the aquatic community, including macrophytes (plants whose excessive proliferation can cause damage to hydroelectric plants).

Of the generation and transmission projects, eight have an Environmental Operating Authorization (Autorização Ambiental de Funcionamento, or ‘AAF’), 32 have an Operating License (initial issuances, or renewals), and 10 have a Corrective Operational License (Licença de Operação Corretiva, or ‘LOC’).

In addition: (i) since December 2022 the Cajuru and Gafanhoto Small Hydroelectric Plants (‘SHPs’) have been operating under Conduct Adjustment Undertakings (Termos de Ajustamento de Conduta, or ‘TACs’); (ii) the Rio de Pedras SHP also has a TAC, in effect since July 2022; and (iii) the Poço Fundo PCH has a Prior License (‘LP’), an Installation License (‘LI’), and an Operating License (‘LO’), due to its currently undergoing adaptation works.

Environmental controls also apply to the distribution of natural gas by Gasmig by pipelines throughout Minas Gerais State. In most cases the environmental authority of the State (the State Secretariat for Environment and Sustainable Development, or Semad) has issued all licenses necessary for regular operation of Gasmig’s activities.

Environmental licenses and authorizations issued by the relevant municipal, state and federal bodies usually impose conditions relating to environmental impacts inherent to our activities, which must be complied with, for as long as the license is in force, for the environmental licenses to remain valid. To this end, Cemig takes appropriate steps for full compliance in each case, providing evidence of compliance to the relevant environmental authorities, to avoid any subsequent administrative or criminal penalties, which can include fines, suspension of operations or revocation of licenses.

Gasmig’s planning includes construction of the Center-West Natural Gas Distribution System (Sistema de Distribuição de Gás Natural Centro Oeste, or SDGN Centro Oeste), a gas pipeline initially enabling interconnection of the municipalities of Betim, Sarzedo, Juatuba, Mateus Leme, Igarapé, Itaúna and Divinópolis.

All the environmental studies have been completed – including the Environmental Impact Study (Estudo de Impactos Ambientais, or ‘EIA’) and the related Environmental Impact Statement (Relatório de Impacto Ambiental, or ‘RIMA’). These studies will support consideration of the application for the environmental license, which is the responsibility of the Minas Gerais State Priority Projects Supervision Authority (Autoridade de Supervisão de Projetos Prioritários do Estado de Minas Gerais, or ‘Suppri’), of the State Environment and Sustainable Development Department (‘Semad’).

Management of Biodiversity

Vegetation in the Energy System

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

In rural areas, the path below electricity cables is cleaned – this consists of removal of vegetation, which may be herbal species, bushes or trees that are in the path of electricity power networks and distribution lines. This activity is also supervised by trained and qualified professionals and can be carried out on a localized one-off basis, to achieve maximum preservation of the environmental conditions at the location.

ANNUAL REPORT AND FORM 20-F | 2022	58

Fish Populations

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

In June 2007, we created the Peixe Vivo Program, as a result of members of senior management believing that it was necessary to take more effective measures to preserve fish populations of the rivers where the Company has operations. The program’s main activities are summed up in its mission, which is: “To minimize the impact on fish species, seeking handling solutions and technologies that will integrate energy generation by Cemig with conservation of native fish species, promoting involvement of the community”. Since its creation, the program has been operating on two fronts – one seeking preservation of fish populations in the State of Minas Gerais, and the other focusing on forming protection strategies to avoid and prevent fish deaths at Cemig’s hydroelectric plants. The principles guiding the work of the Peixe Vivo team can be summarized as: adoption of scientific criteria for decision-making; establishment of partnerships with other institutions; and modification of practices as a result of the information generated.

Since 2018, the members of Peixe Vivo Program have been developing its Fish Death Risk Assessment Program (Programa de Avaliação do Risco de Morte de Peixes, or ‘PARMP’) aiming to mitigate potential risks related to maintenance and operation of hydroelectric plants. Its main operations are monitoring of fish fauna, periodically and prior to any operational procedures of plants. Biologists evaluate fish density and environmental conditions based on monitoring data. The PARMP has been developed and validated in two consecutive research projects and is now implemented as one of the Company’s continuous optimizing programs. So far, a 78% reduction of mean monthly fish biomass impacted by operation of plants has been observed since the PARMP began.

In 2022, Cemig spent R$7 million in activities and research projects in relation to the Peixe Vivo program. Cemig has spent on average over R$ 6 million per year on this population of aquatic fauna.

The program runs seven scientific projects in partnership with research institutions, involving more than 158 students and researchers in 2022, which have resulted in 63 documents published.

These partnerships, which have been operating since 2007, have already resulted in 690 technical publications, by 324 people, and have been referenced nationally and internationally for the practices of fish conservation and dialog with the community, presenting Cemig’s work in several countries, and various states of Brazil. These academic results, jointly with the involvement of the community, have been used to create more efficient and practical conservation programs that make it possible for fish to coexist with generation plants in Brazilian rivers.

Environmental Legal Reserves

Under Article 12 of Federal Law 12,651 of May 25, 2012 (the ‘New Brazilian Forest Code’), a Legal Reserve is an area inside a rural property or holding that is necessary for the sustainable use of natural resources, conservation or rehabilitation of ecological processes, conservation of biodiversity or for shelter or protection of native fauna and flora. Generally, all owners of rural properties must preserve an area as a Legal Reserve. However, Article 12, §7º of the New Brazilian Forest Code establishes that a Legal Reserve will not be required for areas acquired or expropriated by the holder of a concession, permission or authorization to exploit hydroelectric power potential in which projects for electric power generation, or energy substations or transmission or distribution lines are operating.

In Minas Gerais, State Law 20,922, enacted on October 16, 2013, made provisions for the state’s Forest Policy and Biodiversity Protection Policy, adapting the environmental legislation to the provisions of the Forest Code. This had the effect of revoking the requirement for a Legal Reserve in the case of hydroelectric generation projects, enabling the processes of Corrective Environmental Licensing that had been held up in the previous year for this reason to be resumed. In the federal sphere, the technical licensing team of Ibama, in relation to the corrective licensing of Cemig’s plants, expressed an opinion, in correspondence sent to us on July 29, 2008, stating that in Cemig’s case there was no need for the constitution of Legal Reserves.

The approval of the New Brazilian Forest Code and the exclusion of the hydropower projects from the need to register a Legal Reserve settled this issue, allowing for the continuation of the process of the environmental licensing of the several projects of the company, with the acquisition of the pending operating licenses and the maintenance of its legal compliance.

ANNUAL REPORT AND FORM 20-F | 2022	59

Permanent Preservation Areas and restricted use zones

The areas of vegetation surrounding a reservoir are statutorily classified as Permanent Preservation Areas, or APPs. The width of an APP varies depending on whether the reservoir is in a rural or urban area. In rural areas, at least 30 meters are to be preserved, and in urban areas at least 15 meters. Preservation of APPs is mandatory, with intervention allowed in specific conditions. Under State Law 20,922 of 2013, for reservoirs that were registered or whose concession or authorization contracts were made before August 24, 2001, the APP range is the distance between the minimum and maximum normal operating water levels.

Lack of preservation of vegetation in APPs or unauthorized suppression of vegetation in APPs may lead to administrative sanctions, such as fines ranging from R$ 5,000 to R$ 50,000 per hectare, limited to R$ 50 million, and criminal liability.

Law 12,651, of 2012, subjects APPs of artificial reservoirs to a specific program created to regulate the use of, and conservation measures for, the area surrounding it. This program, called the Environmental Plan for Use and Conservation of the Area Surrounding a Reservoir (Plano Ambiental de Conservação e Uso do Entorno do Reservatório, or ‘PACUERA’) must be prepared, for each reservoir, according to the minimum requirements determined by the competent environmental authority in the environmental licensing process.

This requirement was incorporated into state legislation by the New Forest Policy Law of Minas Gerais State, which made preparation and approval of the PACUERA a condition for the grant of operating licenses.

We have now incorporated preparation of PACUERAs into the processes for obtaining operating licenses of the projects subject to environmental licensing at the state level. As required by law, Cemig GT has prepared and filed applications with the environmental bodies relating to all the required environmental assessments, including PACUERA, in respect of all facilities using artificial reservoirs.

Uses are limited also in the paths of transmission and distribution lines. We have easements for our transmission and distribution networks over land subject to restrictions. A significant portion of these land areas, however, has been occupied by unauthorized construction, mostly residential constructions. This type of activity causes risks of electric shock and accidents involving residents and constitutes an obstacle to the maintenance and operation of our energy system. We are currently seeking solutions for these problems, which will involve either resettlement of these occupants, or improvements that would make it possible to maintain our energy system safely and efficiently.

To mitigate these risks, we have been monitoring and recording invasions, and taking action to prevent invasions on the paths of transmission and sub-transmission lines. Several measures have been taken to preserve the security of these lines, including contracting of a company for systematic inspection, with implementation of security measures and works to minimize the risks of accidents, and removal of occupation of transmission line pathways through agreements with local residents and through partnerships with the municipalities in our concession area.

We also adopt security measures for power generation assets to protect them against invasions. Invaders found inside the facility are identified by a surveillance team and arrangements made for them to withdraw from the site, without resistance or violence.

The plants are marked with fences and warning signs, indicating that the property is private, and that hunting, fishing and swimming are prohibited on the site. To optimize security at the plants, we are planning to implement electronic security systems. In the risk areas of hydroelectric generation facilities, there are signs indicating ownership, and the prohibition on fishing and swimming, due to the possibility of a sudden rise in the water level causing fatal accidents. Also, nautical signaling buoys close to large dams indicate the limits of safe areas for vessels and prohibit entry beyond them.

The Company maintains a team to carry out periodic inspections in its areas, advising the community on the prohibition of construction and removal of irregular occupants before the Company takes legal action for repossession.

Considering the vast area and the number of reservoirs, the Company has included the use of satellite images in its inspection method for identifying irregular occupations, and this has helped to identify invasions and any environmental damage with greater efficiency.

In the operations of Gasmig, the natural gas distribution networks are underground and run through both rural and urban areas. Pipes are usually installed on public roads near pluvial drainage, sanitation, energy and telecommunications, among other utilities. Installation of the networks in the urban subsoil presents risks of damage to the pipelines from third party maintenance workers. However, all our gas networks are flagged according to national standards, and internal procedures. In addition to security signaling, the presence of the Gasmig network in roads, streets and other areas is shown on the Company’s website, where the network map is made available in a complete and up-to-date manner. Gasmig provides free on-site guidance services for excavations by any outside parties through its Dig Safely (‘Escave com Segurança’) program.

Gasmig also has network inspection plans, to check the security conditions of the system and prevent any illegal intrusions, constructions or erosion near pipelines. The efficiency of our prevention of any damage by outside parties has been 99%, in

ANNUAL REPORT AND FORM 20-F | 2022	60

relation to the total number of interventions executed near the pipelines. Gasmig’s distribution networks have clear signage, with geo-referencing recorded on a central register. This register is available for prior consultation and orientation when the public or other organizations are preparing or proposing projects. Orientation is given for carrying out works that might interfere with gas pipelines. Losses of natural gas are low due to the low pressure used in damaged pipes, and because of the rapid response time for containment of leaks. Safety blockade zones have been created to shorten incident response time and make responses more effective. Gasmig has also implemented its Metallic Gas Pipeline Safety Management Plan, which employs specific appropriate techniques to assess and detect any threats from external or internal corrosion of pipelines.

Research and Development projects

In recent years Cemig has invested a considerable amount of funds in innovation projects, associated with the Research and Development (‘P&D – Pesquisa e Desenvolvimento’) program of Brazil’s electricity grantor, ANEEL (Agência Nacional de Energia Elétrica). The innovations developed by Cemig’s R&D projects benefit the public directly. Innovative projects include an electric car project, a project for an unmanned aerial vehicle, and expansion of the use of solar energy.

A specific range of studies, by the Company’s Vegetation Handling Unit, has developed innovative methods and techniques for improvement of Cemig’s environmental performance in this area – the following are examples:

•	R&D Project 601 – Breaking Tree Branches: a Model for Risk of Tree Branches Falling, for Preventive Maintenance and Reduction of Impact on the Distribution Network (2018-2022): This is a project in partnership with the São Paulo Technological Research Institute (Instituto de Pesquisas Tecnológicas de São Paulo, or ‘IPT’), to build an easy-to-use mathematical model to be able to predict the risk of falling branches located above electricity networks, based on their physical and morphological characteristics. This enables preventive measures to be taken to avoid accidents and electricity outages.
•	R&D Project 615 – Development of a Methodology for Evaluating Urban Trees for Risk of Falling, Using Ground Penetrating Radar (2018-2021): This is a project in partnership with the Sete Lagoas campus of the Federal University of São João del Rei, aiming to develop a method of assessing the conditions of the roots of urban trees, since the greatest cause of trees falling on electricity networks is rupture or absence of sustaining roots.
•	R&D Project 628 – Development of a Computer Tool for Management of Trees Close to Electricity Networks – Continuation: Other Causes (2018-2022): This is a continuation of Project 509, a partnership with Rio de Janeiro Federal University, aiming to construct a low-cost system for monitoring of electricity outages caused by interaction between vegetation and distribution cables.

Further, Cemig is always in the vanguard of projects that enhance techniques for mitigation of impacts and restoration of habitats. In 2022, we had nine projects in progress:

•	R&D Project 511 – Study to Investigate Chronic Fish Deaths at Cemig Group Generation Plants (Projeto de Pesquisa para Investigar Mortes Crônicas de Peixes em Usinas do Grupo Cemig): This research study aims to reduce fish deaths linked to operation of the hydroelectric plants by obtaining data to answer various questions necessary for understanding of them, and lead to proposals for substantive solutions.
•	R&D Project 602 – Strategies to Hasten Ecological Succession in Degraded Areas the Emborcação Hydroelectric Plant: Ecological Services in Favor of Environmental Restoration (Estratégias para Acelerar a Sucessão Ecológica em Áreas Degradadas no Entorno da UHE Emborcação: Serviços Ecológicos em Favor da Restauração Ambiental): This project, in progress at the Emborcação Hydroelectric Plant, aims to propose and test techniques for recovery of degraded areas by installation of ecological succession islands, to attract forest fauna and create conditions for native flora to re-establish.
•	R&D Project 607 – Smart Monitoring of Water Quality in Hydroelectric Reservoirs through Development of a Photogrammetry Algorithm (Monitoramento Inteligente da Qualidade da Água em Reservatórios Hidrelétricos através do Desenvolvimento de um Algoritmo Fotogramétrico): This project aims to develop methods for remote analysis and monitoring of water quality in the Cemig Group’s reservoirs, using drones and satellite images to complement traditional monitoring and provide data on a more practical and rapid basis.
•	R&D Project 610 – Ecological Integrity of Marginal Lakes for Conservation of Biodiversity of the São Francisco River (Integridade Ecológica de Lagoas Marginais para Conservação da Biodiversidade do Rio São Francisco): This project is to measure the ecological integrity of the marginal lakes of the upper São Francisco

ANNUAL REPORT AND FORM 20-F | 2022	61

River, including actions to manage integrated operation of the Três Marias hydroelectric plant, with a view to conservation of biodiversity, especially fish species.

•	R&D Project 611 – Decommissioning of the Pandeiros PCH: an Unprecedented Experience in South America (Descomissionamento da PCH Pandeiros: Uma Experiência Inédita na América do Sul): A project to assess the possible impacts of removal of the dam of the Pandeiros Small Hydro Plant, analyzing physical, biological and ecological aspects of the environment both upstream and downstream in the event of opening of the dam gates – at all times involving the local community.
•	P&D Project 612 – Importance of Free Stretches of River for the Environment in Regions close to Dams: Integrating New Technologies for Study of Fish Populations (Importância de Trechos de Rios Livres para o Contexto Ambiental em Regiões de Barramento: Integrando Novas Tecnologias para Estudo da Ictiofauna): This project aims to diagnose the importance of free stretches of river in conservation of native migratory fish populations in river basins that contain hydroelectric dams. This study works with two approaches: migration patterns in fish of the upper São Francisco River; and the spatial and temporal distribution of fish in the reservoir cascade of the Itutinga and Camargos hydroelectric plants, in the Rio Grande River basin.
•	R&D Project 622 – Development of People and Social Tools (Desenvolvendo Pessoas e Ferramentas Sociais): This assesses the process of implementation of the Irapé Hydroelectric Plant, in the Vale do Jequitinhonha region, aiming to offer scientific references and hypotheses, and effective activities validated by research and surveys, that can continue to minimize the social impacts generated on the surrounding area and on people by projects requiring relocation of populations from their place of origin.
•	R&D Project 624 – Diagnosis of Conditions for Spawning and Recruitment of Migrating Fish Species Upstream and Downstream from the Três Marias Hydroelectric Plant (Diagnóstico para as Condições de Desova e Recrutamento das Espécies de Peixes Migradores a Montante e a Jusante da UHE Três Marias): This project aims to characterize the conditions necessary for spawning and recruitment of the migratory fish species of the São Francisco River, establishing a conceptual model for these events in the area studied.
•	R&D Project 635 – Use of Innovative Tools for Detection and Monitoring of Fish in Freshwater Environments (Uso de Ferramentas Inovadoras para a Detecção e Monitoramento de Peixes em Ambientes de Água Doce): This project brings together traditional techniques and environmental echo sounding and DNA analysis, seeking to develop innovative methodologies for monitoring of fish in the reservoirs. It also aims to create a data bank for storing historic information on Cemig’s fish monitoring activities.

Compensation Measures

Federal Law 9,985, of July 18, 2000, and Decree 4,340 of August 22, 2002, require companies whose activities result in major environmental impacts to invest in and maintain Conservation Units, to mitigate those impacts. Conservation Units are areas subject to special protection and include ecological stations, biological reserves, national parks and areas of significant ecological interest. The environmental authority that is competent to license the project stipulates the environmental compensation for each company, depending on the specific degree of pollution or damage to the environment.

Federal Decree 6,848 of May 14, 2009, and Minas Gerais State Decree 45,175 of September 17, 2009, regulate the methodology for deciding these compensation measures, requiring that up to 0.5% of the total amount invested in the implementation of a project that causes significant environmental impact must be applied in compensation measures.

Compliance with the Regional Central Transmission System was obtained under Corrective Operational License (Licença de Operação Corretiva, or ‘LOC’) 083/2010, issued on May 3, 2010, by the Supram of the Central Metropolitan region.

Condition 3 defines the following procedure for the mandatory Environmental Compensation: File a request with the Environmental Compensation Management Unit of the Minas Gerais State Forestry Institute (Instituto Estadual de Florestas / Gerência de Gestão da Compensação Ambiental, or ‘IEF/GECAM’) for environmental compensation compliance (Law 9,985/2000 of the National Conservation Units System, or ‘SNUC’), under Decree 45,175/2009.

Issuance of the subsequent license, compliance with environmental compensation will be considered to have been made only after signature of the Environmental Compensation Undertaking and publication of its summary, as per Article 13 of that Decree, within 60 days after a statement in favor from the State Attorneys’ Office (Advocacia Geral do Estado, or ‘AGE’) in relation to any backdating of environmental compensation under the SNUC law.

Cemig awaited the statement from the AGE, because it believes that charging of environmental compensation for projects put in place prior to the publication of SNUC Law 9985/2000 is unlawful; and that the studies required for the Environmental License are: (i) the Environmental Control Report (Relatório de Controle Ambiental, or ‘RCA’) and (ii) the Environmental Control Plan (Plano de Controle Ambiental, or ‘PCA’), and not (a) the Environmental Impact Study (Estudo de Impacto

ANNUAL REPORT AND FORM 20-F | 2022	62

Ambiental, or ‘EIA’) and (b) the Environmental Impact Report (Relatório de Impacto Ambiental, or ‘RIMA’), as stated by the SNUC Law.

The AGE, however, did not make any statement. Meanwhile, on July 7, 2011, Minas Gerais State published a Decree 45,629 of 2011, altering Decree 45,175 of 2009. Decree 45,629 extended the obligation for environmental compensation to include projects already implemented and in operation prior to the publication of the rule and established that a court judgment identifying “significant environmental impact” may be based on other environmental studies than the EIA and RIMA. Thus, it made environmental compensation, to the Central Transmission System, obligatory.

The Environmental Compensation Process was then formalized with the environment body.

The proposal for the project’s environmental compensation measure was submitted to the Biodiversity and Protected Areas Protection Chamber (Câmara de Proteção à Biodiversidade e Áreas Protegidas) of Copam–CNR, for consideration, at its 72nd ordinary meeting, held on June 24, 2022, at which it was approved by the Board, and published in the Minas Gerais State Official Gazette (Diário Oficial) on June 25, 2022.

Decree 45,629/2011 specified that calculation of the Environmental Compensation for projects implemented before publication of Federal Law 9,885/2000 will be based on the net book value (in Portuguese, valor contábil líquido, or ‘VCL’).

Currently, an Environmental Compensation Commitment Undertaking (Termo de Compromisso de Compensação Ambiental, or ‘TCCA’) is being signed with the Minas Gerais State Forests Institute (Instituto Estadual de Florestas, or ‘IEF’), which will establish the form of compliance with the environmental compensation measure, in the context of the licensing with the Regional Central Transmission Systems.

In Cemig GT (generation), compensation through protected areas resulted in creation of three Private Natural Heritage Reserves (Reservas Particulares do Patrimônio Natural, or ‘RPPNs’): The Galheiro RPPN is linked to the Nova Ponte Hydroelectric Plant; the Coronel Domiciano RPPN is linked to the Coronel Domiciano Small Hydro Plant; and the Fartura RPPN is connected to the Irapé Hydroelectric Plant. We also have an ecology station – the Itutinga Environmental Station (Estação Ambiental Itutinga) – linked to the Itutinga Hydroelectric Plant. The first three of these plants manage these areas under Area Handling Plans (Planos de Manejo), which are documents required by Federal Law 9,985/2000. As well as functioning as a refuge for native flora and fauna, RPPNs play an important role in environmental education. At the Itutinga Environmental Station, saplings of native species of the Cerrado and Atlantic Forest biomes are produced and used in reforestation or donated to communities in locations close to Cemig projects.

In addition to the environmental compensation referred to above, forest compensations for cleaning of power line pathways and accesses in which vegetation has been suppressed are routine.

For Cemig’s distribution company (Cemig D) there are several alternative methods of environmental compensation – for example, planting of saplings of vegetation species that are native to the biome affected in the degraded area: in 2022 these comprised a total of 87.39 hectares. There was also compensation through transactions in land and its preservation. In this modality, Cemig donates areas within the limits of Conservation Units to the public authorities, to ensure restrictions on activities that could prejudice the environment by management and conservation of those areas. The proposals for regularization submitted to the competent environmental bodies and approved in 2022 totaled 429.06 hectares.

Other environmental requirements can become applicable due to the impacts of various projects. These may include structuring and operation of programs to monitor fauna and flora of regions surrounding facilities of the energy system, environmental education programs; and programs for recovery of degraded areas (Programas de Recuperação de Áreas Degradadas, or ‘PRADs’).

Gasmig is carrying out environmental recovery operations in areas of the Serra do Rola Moça State Park, due to the need for environmental offsetting in relation to gas pipelines being installed.

This state park covers parts of the municipalities of Belo Horizonte, Brumadinho, Nova Lima and Ibirité. It has rich biodiversity and has great importance in the protection of hydrological resources.

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

The Carbon Market

The Cemig Group participates in Clean Development Mechanism (‘CDM’) projects registered with the United Nations Framework Convention on Climate Change (‘UNFCCC’). These include 6 Small Hydro Plants (SHPs), with aggregate capacity of 96 MW.

ANNUAL REPORT AND FORM 20-F | 2022	63

In Guanhães Energia the potential for generation of credits is 44,488, of which 49% belong to Cemig; at the Cachoeirão SHP the total is 34,059 credits (of which 49% belong to Cemig); and at the Paracambi Hydroelectric Plant the total of credits is 33,993, of which 49% belong to Cemig. In 2022, these projects were monitored, corresponding to 57,186.92 credits for Cemig.

As part of the 2025 Strategic Planning, the company has a target of adding further capacity of 1GW (450 MW(avg)) to Cemig’s portfolio, through projects for generation from water, wind and solar sources, with appropriate financial returns, thus keeping its entire generation portfolio 100% renewable.

Project	Registry number	Status	Estimated annual reduction, tCO2eq	Period of credit	Credits issued
Guanhães SPC (4 SHPs,44 MW)	3,088	Registered	44,488	Jan 2013 – Jan 2020 (Renewable) Jan 31, 2020 – Jan 30, 2027 (Has been renewed)	–
Cachoeirão SHP (27 MW)	4,788	Registered	34,059	Feb 3, 2019 – Feb 2, 2026 (Renewable)	47,680 (Jan 2013 – Dec 2020) 15,004 (Jan 2021 – Apr 30, 2021)
Settesolar Solar Plant (3 MW)	9,056	Registered	942	Feb 2013 – Feb 2020 (Not renewed)	–
Pipoca SHP (20 MW)	6,382	Registered	17,051	Dec 2012 – Dec 2019 (Not renewed)	–
Paracambi SHP (25 MW)	9,893	Registered	38,161	Jul 9, 2021 – Jul 8, 2028	–
Santo Antônio Hydroelectric Plant (3,568 MW)	9,282	Registered	4,015,196	Jan 2013 – Dec 2022 (Fixed term – Expired)	1,057,929

Management of equipment and waste contaminated with Polychlorinated Biphenyls (‘PCB’)

Brazil has signed and ratified the Stockholm Convention (‘SC’) that includes goals related to the management of PCBs within electrical equipment. Brazil has prohibited the production, import and sale of PCBs since 1981 and it has been making efforts towards the goals of the SC. At Cemig, almost all of the large equipment contaminated with PCB has been removed from the electrical system and sent for incineration. The few large items of equipment contaminated with PCB still in operation will be properly disposed of within the deadlines of the SC. Cemig has been maintaining its historical good practices in order to avoid further contamination.

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

Load Dispatch Center

CEMIG’s System Operation Center (Centro de Operação do Sistema, or ‘COS’), located at the head office in Belo Horizonte, is the nerve center of the transmission and generation operations. With a modern control room, it coordinates the operations of the entire energy system, in real time, providing operational integration of the generation and transmission of power. It also operates the interconnections with other generation, transmission, and distribution companies. The supervision and control executed by the COS now extends to 53 extra high voltage substations, 17 major generating power plants, 31 minor generating power plants, 3 wind farms and 2 solar power plants.

ANNUAL REPORT AND FORM 20-F | 2022	64

Through its activities, the COS permanently guarantees the security, continuity, and quality of the energy supply to its clients and to the system. The activities of the COS are supported by up-to-date telecommunications, automation, and information technology resources, and executed by highly qualified personnel. The COS has a Quality Management System, with ISO 9001:2015 certification.

Distribution Operation Center

Our distribution network is managed by a Distribution Operation Center (Centro de Operações de Distribuição, or ‘COD’), located in Belo Horizonte. The COD monitors and coordinates our distribution network operations in real time. They are responsible for the supervision and control of 448 distribution substations, 339,423 miles of medium and low voltage distribution lines, and 11,741 miles of sub-transmission lines and 8.91 million customers and operates in 774 municipalities of Minas Gerais.

We provided an average of 23,516 operating services in the field a day in 2022. There are various systems in use to automate and support the COD’s processes, including trouble call, field crew management, distribution substation supervision and control, restoration of power, emergency switching, network disconnection, and inspection. Technologies, including a Geographic Information System and Satellite Data Communication Helpline, to reduce customer service restoration time and provide better customer service. These are devices, installed along our distribution network, that sense and interrupt fault currents, and automatically restore service after momentary outages, improving operational performance and reducing restoration time and costs.

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

In 2019, we implemented the reconciliation of the grid registration units with the elements registered in SAP/ERP, the consultation module and the electrical calculation module.

In 2020 the Project Machine module was activated, which manages the process of elaborating electrical projects in an integrated way with the SAP/ECC system, so that the generation of the BOM (material list) is created in an automated way from the technical drawing elaborated in Atlantis with synchronization of all the steps of the process between the Atlantis System and the PM module of SAP/ECC. The process includes the customer's request in SAP/CRM, execution authorization, drawing preparation, sending of the BOM, budget preparation, authorization for execution of the work, construction, project modifications (as built), inspection, measurement of construction, payment, closing and capitalization of the assets deployed.

Last year we started an important project to upgrade the version of “GE Smallworld Electric Office”, which is the basis software to our GIS solution. The major aim of the project is to migrate from version 4.3 of components, products, integrations and customizations to version 5.2 or superior. The forecast for deploy is May 2023.

We have an engineering system with geoprocessing functions (acronymous GDIS - Gestão da Distribuição) which is responsible for coordinating field service operations (maintenance, restoration and customer services in low and medium electric tensions), attending 27 thousand customer services per day, performed by 2 thousand teams daily connected to this system by GPRS exchange message or satellite connection, sending about 700 thousand messages monthly. In 2022 there were no significant implementations, although the efforts were to maintain the system’s stability and availability which are critical in these specific processes of energy distribution.

CEMIG has another IT solutions based in GIS technologies, such as, geographic panels with data available in tabular and map views, automation panels for distribution's operations, system to management, inspection and security of dams and integrations to permit access to simple map views.

ANNUAL REPORT AND FORM 20-F | 2022	65

Internal Telecommunications Network

CEMIG's telecommunications network comprise 1,036 Communication Stations. 387 of these have high-performance microwave links and an optical system of 2,519 km of optic fiber providing a mix of telecommunications network. Our robust data network also contains communication facilities that share the infrastructure of substations, generation plants and high voltage transmission and distribution lines.

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

To support the control and supervision of the medium voltage distribution network's system, there is a private radio communication system, installed in 1,100 automated protection or switching equipment. Another 1,338 automated devices are monitored by a satellite solution, and a third party, with 9,600 equipment (cellular and modems) are served by a public mobile network.

Commercial and technical services dispatch are supported by 1,200 mobile vehicle terminals connected by a hybrid satellite and cellular solution and 400 handhelds equipped with the cellular solution 60,000 energy meters make up an Advanced Metering Infrastructure ('AMI') and are equipped with the cellular or satellite communication solution and dedicated to revenue protection. There are currently 47,532 points settled in low voltage customers in the metropolitan region of Belo Horizonte.

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

Corporate Network

Our corporate data network serves 608 units in 335 cities of Minas Gerais linked to a mix of private and public telecommunication infrastructure which includes microwave links, optical fibers and metallic cables networks.

The physical and logical network topologies employ security resources such as firewalls, intrusion prevention system (‘IPS’), access control, Endpoint Detection and Response and antispam systems, which are continuously updated to protect against unauthorized access, in accordance with ISO 27002. A security information and event management system (‘SIEM’) makes it possible to investigate adverse events, while also providing a historical record base to meet legal requirements.

The Network and Security Operations Centers (‘NOC’ and ‘SOC’), at the Company’s head office, in Belo Horizonte, monitors, operates and manages the whole network and security infrastructure in Real time (24 hours per day, 7 days a week), maintaining confidentiality, integrity and availability of the data throughout the whole network.

A solution based on Cisco App Dynamics was implemented to monitor Customer Services Applications and metering users experience. These monitoring improve proactivity in handling incidents.

In 2022, 100% of users’ computers were updated, mostly by replacing desktops with notebooks. Operating Systems have been updated ensuring data protection and vulnerability containment policies.

Collaboration and productivity solutions based on Cloud Solutions using Microsoft Office 365 were implemented, bringing greater results in the users’ experience.

A solution using Azure Virtual Desktop (‘AVD’) was implemented in 2022 replacing legacy Virtual Desktop Infrastructure (‘VDI’) and reducing VPN connections directly to Corporate Network and also enabling Remote Desktop Connection (‘RDP’) blocking, which were points of vulnerability in the environment.

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

ANNUAL REPORT AND FORM 20-F | 2022	66

In 2022 CEMIG strengthened its cybersecurity program by adopting new technologies and tools to prevent cyber-attacks and data privacy breaches. That includes an Endpoint Detection and Response platform’s expansion for the Operational technology (‘OT’) environment, a security platform that provides industrial cyber security solution, with IoT and OT visibility, for continuous monitoring and real-time risk insights to protect from evolving threats. In the Information Technology (‘IT’) environment, Cemig has implemented mobile device management, mobile application management, multifactor authentication (‘MFA’) for network access and VPN. To help protect our sensitive data, a data loss prevention and an electronic data classification and labeling tool was implemented to apply cryptography protection to sensitive documents.

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

IT Service Manager System

In order to serve CEMIG’s business areas and meet regulatory and compliance requirements, CEMIG has an IT service management system (‘ITSMS’) that applies a set of management practices capable of capturing strategic business needs and expectations and which, through engagement with the company's business areas, performs the acquisition/construction of solutions, design, transition, deliver and support of products and services.

In order to enable and increase the effectiveness of this system, Information & Technology Department has established a standardized mechanism for modeling the relationship between infrastructure assets and configuration of systems and applications with the Company's business processes, better representing the enterprise architecture and identification of applications and systems critical to CEMIG’s business. This mechanism includes the discovery and automated mapping of infrastructure elements for further modeling of these elements with applications and business processes. This end-to-end service modeling allows the simulation of conditions with business impact analysis and cause analysis, provides data for all practices and processes of the value chain, enhancing decision making, risk assessment, information security and quality in the construction of new solutions.

During 2022 some initiatives to streamline the request for change process took place, delivering more value to customers meanwhile following the IT governance and IT controls.

Commercial Management System

We have established and consolidated an efficient customer service system, based on SAP CCS (‘Customer Care Solution’)/ CRM (‘Customer Relationship Management’) platform, fully integrated with the Business Intelligence (‘BI’) database, which supports our customer service processes.

The employees use CCS/CRM to manage and serve 9 million customers who receive high, medium and low voltage energy supply. Both corporate tools offer security, quality and productivity to our processes of energy distribution with efficiency in accordance with the regulatory and Market requirements.

In 2022 we started a project to adopt a solution for electronic invoice for electricity based on SAP technology, named “NF3e” in Brazil. The NF3e Project aims to implement a national model of electronic tax document that will replace the system for issuing the current Invoice/Electric Energy Bill, with legal validity guaranteed by the issuer's digital signature, simplifying the ancillary obligations of taxpayers and allowing, at the same time, the monitoring of the issuance in real time by the Tax Authorities.

Several customizations were reviewed or developed in SAP/CCS to provide integrations with clients, which is the implementation of the Omnichannel strategy, with the integration of new virtual agency, mobile app, WhatsApp application, call center, SMS messages and other channels of customer relationship.

ANNUAL REPORT AND FORM 20-F | 2022	67

Due to Normative Resolution No. 1,000 from ANEEL, several adjustments on both Customer Relationship Management systems, SAP CRM 7.0 and Salesforce, had to be implemented. Adjustments were required to be made on the SAP IS-U/CCS as well.

The platform modernization phase 1 took place in 2022 where the current SAP ERP ECC 6.0, SAP IS-U/CCS (Industry Specific Solution for Utilities - Customer Care & Service), SAP CRM 7.0 and Salesforce systems were assessed by third party to focus on Fit to Standard, processes streamline and automation addressing business requirements, preparing for phase 2, implementation, that is planned for the following years.

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

The project continued in 2020, although affected by the pandemic. Interfaces and integrations were developed and customized to connect to Geographic Information System (‘GIS’) GE Smallworld, Outage Management System (‘OMS’) application, Advanced Metering Infrastructure (‘AMI’) and other systems. The CymDIS application that performs electric calculations based on our electric network was also delivered.

In 2022, the CYME project (a project to install and configure Gateway and Server modules) was finished, by the deployment of the CYME Server. The new roadmap for the 2023 to 2026 phase includes the acquisition of new licenses or modules to be used by engineers or technicians.

We also implemented a new mobile solution for collection of readings and simultaneous printing of invoices in the field. Since August 2020, we have readers using the new application "SGL Collector" (SGL is a reading management system) on smartphones. The new solution provides benefits of an application with a more intuitive graphical interface that makes it easy for the reader to learn and perform activities, associated with handling smaller, lighter equipment and with lower costs compared to the PDAs previously used.

The installation and updating of versions of the application on the readers' smartphones is done remotely and centrally, through a UEM (‘Unified Endpoint Management’) platform that guarantees all the security and integrity of the equipment and applications used by the field teams in the execution of the activities throughout CEMIG's concession area.

In 2022 we deployed a new web version of the SGL system, integrating in one single server all operations to deliver the sets of readings covering the whole concession area of Cemig and direct connection to transfer data to the server.

Customer Relationship Channels

We have three major channels of service for our customers in Minas Gerais. Customer service contact, whether of an emergency nature or to deal with service requests, can be made:

I.	with our call center, which can handle an average of 35,000 telephone contacts a day, and also operates with an efficient electronic service through Interactive Voice Response (IVR);
II.	in person, at our Service Branches in the 774 cities of our concession area; or
III.	online, through Cemig Atende Web – our Online Service Branch, on our website – offering 60 types of service; or by WhatsApp or Telegram, offering 26 types of service; or using our Cemig Atende smartphone app, for Android or iOS, offering 14 services; at our standalone self-service counters (‘totems’), offering 16 services; or via the ChatBot on our home page, www.cemig.com.br

Maintenance and Repair Systems

The 11,616 miles of high voltage distribution lines in CEMIG D’s network, operating at from 34.5 kV to 230 kV, are supported by 55,276 structures, mainly made of metal.

The network of CEMIG GT has 3,117 miles of high voltage transmission lines, operating at from 230 kV to 500 kV, supported by 11,528 structures.

ANNUAL REPORT AND FORM 20-F | 2022	68

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

In addition, we do not seek proposals for, nor do we have insurance cover against major natural disasters that might affect our facilities, such as earthquakes and floods or failures of the operational system.

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

ANNUAL REPORT AND FORM 20-F | 2022	69

C.	Organizational Structure

The companies incorporated in Brazil described below are our major subsidiaries, jointly controlled and affiliates entities: (*)

* As of March 31, 2023

CEMIG’s main subsidiaries and jointly controlled entities and affiliates include the following:

•	CEMIG Geração e Transmissão S.A. (‘CEMIG GT’) – 100% owned: operates in energy generation and transmission;
•	CEMIG Distribuição S.A. (‘CEMIG D’) – 100% owned: operates in energy distribution;
•	Companhia de Gás de Minas Gerais (‘Gasmig’) – 99.57% owned: acquires, transports, distributes and sells natural gas;
•	SPEs of Lot D – 100% owned: Geração Camargos S.A., CEMIG Geração Itutinga S.A., CEMIG Geração Leste S.A., CEMIG Geração Oeste S.A., CEMIG Geração Salto Grande S.A., CEMIG Geração Sul S.A. and CEMIG Geração Três Marias S.A.; Lot D is comprised of 13 plants, previously owned by CEMIG, and an additional 5 plants, which belonged to other companies. The aggregate installed generation capacity of these 18 plants is 699.57 MW;
•	SPEs – Wind Energy - 100% owned: Central Eólica Praias de Parajuru S.A. and Central Eólica Volta do Rio S.A., wind farms with 47 wind turbines with 70.8 MW;
•	CEMIG SIM - 100% owned: distributed generation, account services, cogeneration, energy efficiency, and supply and storage management;

ANNUAL REPORT AND FORM 20-F | 2022	70

•	Centroeste – 100% owned: operates in construction, operation and maintenance of the transmission facilities of the Furnas-Pimenta transmission line – part of the national grid;
•	Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’) – jointly-controlled entity, with ownership of 36.97% of the voting stock and 21.68% of the total stock: construction, operation and maintenance of energy transmission facilities in 18 states of Brazil and in the Federal District;
•	Aliança Geração de Energia S.A. (‘Aliança’) – jointly controlled entity, with direct ownership of 45% of the voting and total share. Aliança is privately owned and operates as a platform for consolidation of generation assets and investments in future generation projects; and
•	Amazônia Energia and Aliança Norte are shareholders of Norte Energia S.A. (‘NESA’), which holds the concession to operate the Belo Monte Hydroelectric Plant. Through the jointly controlled entities referred to above, CEMIG GT owns an indirect equity interest in NESA of 11.69%.

D.	Property, Plants, and Equipment

Our main assets are our power generation plants, transmission and distribution infrastructure. Our net book value of total property, plant and equipment and intangible assets, including our investment in certain consortium that operate energy generation projects, including projects under construction, was R$17,031 million on December 31, 2022 (R$15,372 million in 2021).

Generation and Transmission segment represented 19.56% of this net book value, Distribution segments represented 66.44% and Gas distribution system represented 10.18%.

Apart from our distribution and generation network, no single one of our assets produced more than 10% of our total revenues in 2022. Our infrastructure is adequate for our present needs and suitable for their intended purposes. We have rights of way for our distribution lines, which are our assets and do not revert to the landowner upon expiration of our concessions.

The Brazilian Energy Industry

General

In the Brazilian energy sector, generation, transmission, and distribution activities were traditionally conducted by a small number of companies that had always been owned by either the Federal Government or the governments of individual states. Since the 1990s, several state-controlled companies were privatized, in an effort to increase efficiency and competition. The Fernando Henrique Cardoso administration (1995 – 2002) aimed to privatize the state-controlled part of the energy sector, but the Luis Inácio Lula da Silva administration (2003 – 2010) ended this process and implemented a ‘New Industry Model’ for the Brazilian energy sector, expressed in Law 10,848, enacted on March 15, 2004, referred to as the ‘New Industry Model Law’.

Significant changes were implemented during Dilma Rousseff’s administration (2011 – 2016), by means of Provisional Act 579/12, converted into Law 12,783/13, establishing new rules for renewal of concessions, including rebidding for hydroelectric power generation concessions.

Subsequently, under the administration of Michel Temer (2016–2018), other changes were introduced in the sector by Provisional Act 735/16, enacted as Law 13,360/16, including a change of the bidding rules for energy generation, transmission and distribution concessions, and related services as well as addressing the renegotiation of hydrological risk. In addition, in 2017, a series of public consultations, which discussed proposals for modernization, and expansion of the Free Market in electric power supply with the industry (Public Consultation No. 33) began.

Under the administration of Jair Bolsonaro (2019 – 2022), the government proceeded with the studies proposed by public consultation No. 33, holding several workshops and meetings with agents to study the following topics: separation of energy contracts into capacity and energy contracts, pricing, definition of price limits and reduction of the spot price time base.

Subsequently under the Administration of Luís Inácio Lula da Silva (2023-present) the studies continued with public consultation MME No. 146/2022.

ANNUAL REPORT AND FORM 20-F | 2022	71

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

Ministry of Mines and Energy – MME

The MME is the Brazilian Federal Government’s primary grantor of the power industry. Following the adoption of the New Industry Model Law, the Brazilian Federal Government, acting primarily through the MME, undertook certain duties that were previously under the responsibility of ANEEL, including the drafting of guidelines governing the granting of concessions and the issuance of directives governing the bidding process for concessions related to public services and public assets.

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

Brazilian Electric Power Trading Chamber– CCEE

One of the main roles of the CCEE is to run public auctions in the regulated market, including the auction of existing energy and new energy. Additionally, the CCEE is responsible, among other things, for: (1) registering all the power purchase agreements within the Regulated Market (‘CCEARs’), and the agreements within the Free Market, and (2) accounting for and settling short-term transactions.

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

ANNUAL REPORT AND FORM 20-F | 2022	72

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

Ownership Limitations

On November 10, 2009, ANEEL issued Resolution No. 378, requiring it to notify the Economic Law Secretariat of the Ministry of Justice (‘SDE’) if it identifies any act that may cause unfair competition or may result in significant market control (under Article 54 of Law 8,884 enacted on June 11, 1994). After the notification, SDE must inform CADE. On November 30, 2011, Law 8,884 was revoked and replaced by Law 12,529, which terminated the SDE and replaced it with the Competition General Management Unit (‘Superintendência Geral’). Such unit, if necessary, will require ANEEL to analyze any such events, upon which CADE will decide if there should be any sanctions applied. Under Articles 37 and 45 of Law 12,529, these may vary from pecuniary penalties to dissolution or other disposition of the offending company.

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

Several categories of power supply are not subject to the requirement for public auction via the Regulated Market: (1) certain low-capacity generation projects located near consumption points (such as certain co-generation plants and SHPs); (2) plants qualified under the PROINFA program; (3) power from Itaipu and, as from January 1, 2013, from Angra I and II; (4) power purchase agreements entered into before the New Industry Model Law; and (5) concessions extended by Law 12,783. The rates at which the energy generated by Itaipu is traded are denominated in U.S. dollars and established by ANEEL pursuant to a treaty between Brazil and Paraguay, and there are compulsory procurement volumes. Consequently, the price of energy from Itaipu rises or falls according to the U.S. Dollar/Real exchange rate. Changes in the price of Itaipu-generated energy are, however, neutralized by the Brazilian Federal Government, which buys all the energy credits from Eletrobrás.

ANNUAL REPORT AND FORM 20-F | 2022	73

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

Potentially free customers are those whose energy demand exceeds 3 (three) MW at a voltage equal to or higher than 69kV or at any voltage level if their supply began after July 1995. Since January 2019, customers whose supply began before 1995 were also able to migrate to the Free Market pursuant to Law 13,360/16. In July 2019, the restriction to be a free customer will be reduced to 2.5 MW and in January 2020 to 2 MW (Ministerial Order 514/2018). On December 12, 2019, Ministerial Order 465/2019 reduced the restriction to be free consumer to 1.5 MW in January 2021, to 1.0 MW in January 2022 and to 0.5 MW in January 2023. This order also gave ANEEL and CCEE a deadline (January 2022) to finish and present regulatory measures necessary to allow the free market to be opened for consumers (A Group consumer) with a load below 0.5 MW, including the regulated energy trader and proposed opening schedule beginning January 1, 2024.

ANNUAL REPORT AND FORM 20-F | 2022	74

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

Limitations on Pass-Through

The New Industry Model also limits the pass-through of costs of energy to final customers. The Annual Reference Value corresponds to the weighted average of the energy prices in ‘A - 5’ and ‘A - 3’ auctions, calculated for all distributors, and creates an incentive for distributors to contract for their expected energy demands in the A - 5 auctions, where prices are expected to be lower than in A - 3 auctions. The Annual Reference Value is applied in the first three years of power purchase agreements from new power generation projects. After the fourth year, the energy acquisition costs from these projects will be allowed to be passed through in full. Decree No. 5,163/04 establishes the following limitations on the ability of distributors to pass through costs to customers:

•	No pass-through of costs for energy purchases that exceed 105% of regulatory demand;
•	Limited pass-through of costs for energy purchases made in an A–3 auction, if the volume of the acquired energy exceeds 2.0% of the demand found in A–5 auctions;
•	Limited pass-through of energy acquisition costs from new energy generation projects if the volume re-contracted through CCEARs of existing generation facilities is below a ‘Contracting Limit’ defined by Decree No. 5,163;
•	Energy purchases from existing facilities in the ‘A - 1’ auctions are limited to 0.5% of distributors’ demand, frustrated purchases in previous A - 1 auctions, involuntary exposure to regulated customer demand, plus the ‘replacement’, defined as the amount of energy needed to replace the power from power purchase agreements that expire in the current year (A - 1), according to ANEEL Resolution 450/2011. If the acquired energy in the A - 1 auction exceeds the limit, the pass-through to final customers of costs of the excess portion is limited to 70.0% of the average value of such acquisition costs of energy generated by existing generation facilities. MME will establish the maximum acquisition price for energy generated by existing projects;
•	Energy purchases in ‘market adjustment’ auctions are limited to 5.0% of a distribution concession holder’s total demand (the previous limit, modified by Decree 8,379/14, was 1.0%, except for 2008 and 2009) and pass-through of costs is limited to Annual Reference Value;
•	If distributors fail to comply with the obligation to fully contract their demand, the pass-through of the costs from energy acquired in the short-term market will be the equivalent to the lower of the Differences Settlement Price (Preço de Liquidação de Diferenças, or ‘PLD’) or the Annual Reference Value.

ANNUAL REPORT AND FORM 20-F | 2022	75

Rationing under the New Industry Model Law

The New Industry Model Law establishes that, in a condition in which the Federal Government decrees a compulsory reduction in the consumption of energy in a certain region, all energy quantity agreements in the regulated market, registered within the CCEE in which the buyer is located, shall have their volumes adjusted in the same proportion to the required reduction of consumption.

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

Distribution concessionaires are also entitled to periodic reviews. Our concession agreements establish a five-year period between periodic reviews. These reviews mainly aim: (i) to ensure necessary revenues to cover efficient operating costs, determined by the grantor, and adequate return for investments deemed essential for the services within the scope of each company’s concession; and (ii) to determine the ‘X factor’, which is calculated based on the average productivity gains from increases in scale. The X factor is a result of three components: a productivity factor representing those productivity gains (Xpd); the quality factor XQ, which punishes or rewards the distribution company depending on the quality of the service provided, and the factor Xt, which has the objective of reducing or increasing the regulatory operating costs during the five-year period between the rates reviews, to reach the level defined for the efficient operating cost determined by the grantor.

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

ANNUAL REPORT AND FORM 20-F | 2022	76

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

In July 2022, those additional charges were adjusted in accordance with each flag as follows: the yellow flag was set to R$2.989 per 100 kWh, the red flag level 1 was set to R$6.50 per 100 kWh and the red flag level 2 was set to R$9.795.

Acquisition of land

The concessions granted to CEMIG by the Federal Government assign to the concessionaire the acquisition of the lands in which the plants and substations will be implanted. Energy companies in Brazil must negotiate with each property owner to obtain the land needed for the implementation of the entity. However, if a concessionaire is unable to obtain the necessary land amicably, these lands may be acquired for use by the concessionaire through specific legislation. In cases of acquisition, through legal proceedings, the concessionaires may have to participate in negotiations regarding the value of compensation to owners and the resettlement of communities in legal proceedings. The Company makes every effort to negotiate with the owners and affected communities before taking legal action.

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

Source: Banco de Informações de Geração (SIGA ANEEL – 23/02/2023)

By February 2023, Brazil had an installed capacity in the interconnected power system of 191.61 GW, 57% of which is hydroelectric, according to the ‘Matriz de Energia Elétrica’ (Eletric Power Matrix) available at the Sistemas de Informação de Geração – ‘SIGA’, published by ANEEL. This installed capacity includes half of the installed capacity of Itaipu – a total of 14,000 MW owned equally by Brazil and Paraguay.

ANNUAL REPORT AND FORM 20-F | 2022	77

Eletrobrás, a company formerly owned by the Federal Government, operates 29% of Brazil’s installed generating capacity and 49% of Brazil’s high voltage transmission lines. Eletrobrás has historically been responsible for implementing energy policy, and conservation and environmental management programs. State-controlled or local electric power companies own the remaining high-voltage transmission lines. Distribution is conducted by 60 state or local utilities, a majority of which has been privatized by the Federal Government or state governments.

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

In particular, the Brazilian Federal Government has taken the following measures:

•	The Brazilian Constitution was amended in 1995 to authorize foreign investment in power generation. Prior to this amendment, all generation concessions were held either by a Brazilian individual, or by an entity controlled by Brazilian individuals, or by the Brazilian Federal Government or a state government;
•	The Federal Government enacted Law 8,987 on February 13, 1995, or the Concessions Law, and Law 9,074 on July 7, 1995, or the Power Concessions Law, that together:
o	required that all concessions for the provision of energy-related services be granted through public bidding processes;
o	gradually allowed certain energy customers with significant demand (generally greater than 3 MW), referred to as free customers, to purchase energy directly from suppliers holding a concession, permission or authorization;
o	provided for the creation of generation entities, or Independent Power Producers, which, by means of a concession, permission or authorization, may generate and sell all or part of their energy to free customers, distribution concessionaires and trading agents, among others;
o	granted free customers and energy suppliers open access to the distribution and transmission grids;
o	eliminated the need for a concession to construct and operate power projects with capacity from 1 MW to 30 MW, or Small Hydroelectric plants, (SHPs), which was amended on May 28, 2009 by Law 11,943 and further by Law 13,360/16, raising the limit from 30 MW to 50 MW, regardless of being characterized as an SHP or not;

The current grantor, ANEEL, and the Conselho Nacional de Política Energética (National Energy Policy Council, or ‘CNPE’), were created in 1997.

In 1998, the Federal Government enacted Law 9,648 (‘Power Industry Law’), to overhaul the basic structure of the energy industry, providing as follows:

•	Establishment of a self-regulated body responsible for operation of the short-term energy market, or Wholesale Energy Market, replacing the prior system of regulated generation prices and supply contracts;
•	Creation of the ONS a non-profit, private entity responsible for the operational management of the generation and transmission activities of the interconnected power system;
•	Establishment of public bidding processes for concessions for construction and operation of power plants and transmission facilities, in addition to the bidding process requirements under the Concessions Law and the Power Concessions Law, On March 15, 2004, the Brazilian Federal Government enacted Law 10,848, (or the ‘New Industry Model Law’), in an effort to further restructure the power industry, with the ultimate goal of providing customers with security of supply combined with fair rates. On July 30, 2004, the Brazilian Federal Government published Decree No. 5,163, governing trading rules under the New Industry Model Law, as well as the granting of authorizations and concessions for energy generation projects. These include rules relating to auction procedures, the form of power purchase agreements and the method of passing costs through to final customers.

ANNUAL REPORT AND FORM 20-F | 2022	78

On September 12, 2013, the Brazilian Federal Government issued Provisional Act 579, enacted as Law 12,783, related to the extension of the concessions granted prior to Law 9,074, aiming to decrease the sector’s charges and achieving tariffs that are more reasonable. This legislation changed the rules applicable to certain concessions, and implemented new bidding process rules utilities, and adjustments to tariffs.

On August 18, 2015, the Brazilian Federal Government published Provisional Act 688, which was converted into Law 13,203, on December 8, 2015, which created the mechanism of voluntary re-negotiation of hydrological risks affecting the hydroelectric generation companies. In the same law, the government changed the bidding process rules concessions too.

On June 22, 2016, the Brazilian Federal Government issued Provisional Act 735, which was converted into Law 13,360, enacted on November 17, 2016, which, among other measures, altered Chapter III of Law 12,783, governing competitive bids for energy generation, transmission and distribution concessions, and related services.

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

On February 9, 2018, the MME submitted for analysis by the Brazilian President a draft bill including several proposed changes to the industry regulation. Among other issues addressed by the MME in the draft of the bill, we highlight:

•	Divestment of hydro power plants. In case of divestment of hydro power plants, the new concession would be granted by means of payment of compensation to the government and it would not be subject to the quota regime established by Law 12,783/2013 (for generation concessions renewed in accordance with Law 12,783/2013, the energy produced by the power plant must be sold to all distributors in Brazil according to a quota system);
•	Expansion of the free market. The consumption requirement for the characterization of free customers would be reduced. Currently, free customers must have an energy load of 3MW. Between 2020 and 2024, the load criteria qualifying the free customer would vary from 2 MW to 300kW. By 2026, there would not be a minimum energy load required, as long as the free customer is connected to tension equal or higher than 2,3kV;
•	Incentives for renewable energy. MME’s proposal tends to reduce incentives granted to renewable energies through discount over connection tariffs. Such discount may be subject to certain conditions;
•	Hydrological risk. The hydrological risk of differences in power production due to a hydrological scenario would exclude: (i) generation in disregard of the merit order which means dispatching energy to the grid in disregard of the ascending price raking for energy generation, (ii) anticipation of delivery of firm energy to the system of relevant power plants, and (iii) restriction to the supply of energy to the grid due to delay in the transmission system; and
•	Separation between energy consumption and firm energy. A timeline for implementation of the legislative model that separates the charges for firm energy added to the grid and energy consumption.

Furthermore, it is under analysis in Congress the Bill of Law 622/2015, which establishes a deadline, defined in 2017, for the application of discounts not lower than 50% in tariffs for use of the transmission and distribution systems (TUST and TUSD) for projects using alternative energy sources such as solar, wind, biomass, and qualified cogeneration, as stated in Article 26 and paragraphs of Law 9,427/1996. In its status, the bill states that such discounts will stay valid for current grants, even if extended, and for future grants up to December 31, 2027. The bill also imposes on the Federal Government the obligation to create a market mechanism to encourage investments in low-carbon energy sources, to be implemented on January 1, 2027.Currently, Bill of Law 622/2015 is in the Infrastructural Services Commission, awaiting appointment of a rapporteur.

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

ANNUAL REPORT AND FORM 20-F | 2022	79

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

Transmission:

On December 4, 2012, CEMIG signed the second amendment to transmission contract 006/97, which extended the concessions under such contract for 30 years, in accordance with PA 579, beginning on January 1, 2013. This resulted in an adjustment to the RAP from these concessions, reducing the revenue from those concessions. The Brazilian Federal Government has compensated us for the reduction of the RAP in part, but we have not yet been compensated for the assets in operation before 2000. In accordance with Law 12,783, we are required to be compensated for the reduction of the RAP of the assets in operation before 2000, over a period of 30 years, the amounts being adjusted by the IPCA inflation index. This compensation was addressed by Mining and Energy Ministry Order No. 120/16, which determined that recognition of the amounts owed would take place as from the tariff adjustment process of 2017.

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

ANNUAL REPORT AND FORM 20-F | 2022	80

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

Generation contracts:

In the years 2014 and 2015, Brazil experienced a severe drought culminating in further alterations to the regulatory framework, established by Provisional Act 688/15 and later converted into Law 13,203/15. This law, among other measures, significantly altered Law 12,783/13, creating a mechanism of voluntary renegotiation of hydrological risks, since they affect the hydroelectric generation companies, and changing the rules for bidding for certain hydroelectric generation concessions. Subsequently, in 2016, other changes were introduced to the sector by Provisional Act 735/16, enacted as Law 13,360/16, which, among other measures, changed Chapter III of Law 12,783/13, which relates to bidding for energy generation, transmission, and distribution concessions.

Following publication of the tender documents for Generation Auction No. 12/15 on October 7, 2015, which included the new regulatory provisions for renewal of concessions of existing plants stipulated by Law 13,203/15, CEMIG’s Board of Directors authorized our participation in Generation Auction No. 12/2015, and CEMIG GT was successful at this auction, held at the B3 on November 25, 2015. CEMIG won concessions for Lot ’D’ – which comprises the concessions for 18 hydroelectric plants: Três Marias, Salto Grande, Itutinga, Camargos, Cajuru, Gafanhoto, Martins, Marmelos, Joasal, Paciência, Piau, Coronel Domiciano, Tronqueiras, Peti, Dona Rita, Sinceridade, Neblina and Ervália. The total installed capacity of these plants is 699.5 MW, and their guaranteed basic offtake is 420.2 MW average.

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

The aim of this new law is to compensate the holders of hydroelectric plants participating in the MRE for non-hydrological risks caused by:

I.	Generation ventures classified as structural, related to bringing forward of physical guarantee of the plants;
II.	The restrictions on start of operation of the transmission facilities necessary for outflow of the generation output of structural projects; and
III.	Generation outside the merit order system, and importation.

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

On December 1, 2020, ANEEL issued its Normative Resolution 895, which established the methodology for calculation of the compensation, and the procedures for renegotiation of hydrological risk. To be eligible for the compensations under Law 14,052, the holders of hydroelectric plants participating in the MRE are required to:

I.	Cease any legal actions which claimed exemption from, or mitigation of hydrological risks related to the MRE;
II.	Relinquish any claims and/or further legal actions in relation to exemptions from or mitigation of hydrological risks related to the MRE; and
III.	Not to have renegotiated hydrological risk under Law 13,203/2015.

On March 2, 2021, the CCEE sent to ANEEL the calculations for the concessions’ extensions in the Free Market (‘ACL’) that have opted to accept the conditions proposed by ANEEL Normative Resolution 895/2020 and Law 14,052/2020. The Company’s management is awaiting ratification and publication by ANEEL of its extensions of the concession grants, for

ANNUAL REPORT AND FORM 20-F | 2022	81

subsequent submission to the Company’s governance bodies for approval. Thus, no impact arising from this subject has been recorded in the financial statements on December 31, 2020.

Based on Resolutions 2,919/2021 and 2,932/2021, released by ANEEL, the Company's plants had the following concession terms extended:

Power plant	Capacity (MW)	Concession extension (days)	New Term of Concession
Emborcação	1,192	672	05/26/2027
Nova Ponte	510	750	08/11/2027
Irapé	399	934	09/18/2037
Três Marias	396	2,555	01/03/2053
Salto Grande	102	2,555	01/03/2053
Sá Carvalho	78	635	08/28/2026
Rosal	55	1,314	12/13/2035
Others (1)	353	-	-
(1)	Includes 20 power plants, of which 3 are owned by CEMIG GT, 1 is owned by CEMIG PCH, 3 are owned by Horizontes and the others belong to CEMIG affiliates. The average concession extension in days varies between 252 and 2,555 days.

With the approval of Law 14,120/2021, the Resolution No. 2,919/2021 also assured the right of reimbursement for the generation plants of Lot D. Their concession extension reached the maximum allowed (seven years/ 2,555 days).

Distribution contracts:

In relation to the extension of the distribution concession contracts, CEMIG D, in accordance with Law 12,783/2013, Decree 7,805/2012 and Decree 8,461/2015, indicated acceptance of the extension of its concession contracts, and signed the Fifth Amendment to its Concession Contract in December 2015. This amendment guarantees extension of the foregoing concessions for an additional 30 years, from January 1, 2016, until January 2, 2046. The new amendment also requires CEMIG’s compliance with more stringent rules regarding service quality and with respect to CEMIG’s economic and financial sustainability, which must be met during the full 30 years of the concession.

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

Since January 2013, the Global Reversion Fund has not been charged to: (i) any distributors; (ii) any transmission or generation utilities whose concessions have been extended under Law 12,783; or (iii) any transmission utilities that started their bidding procedure on or after September 12, 2012.

ANNUAL REPORT AND FORM 20-F | 2022	82

Fuel Consumption Account – CCC

The Fuel Consumption Account (Conta de Consumo de Combustível, or ‘CCC’), was created in 1973 to generate financial reserves to cover the high costs associated with the use of thermoelectric energy plants, especially in the Northern Region of Brazil, due to the higher operating costs of thermoelectric plants compared to hydroelectric plants. All energy companies were required to contribute annually to the CCC. Annual contributions were calculated based on estimates of the cost of fuel needed by the thermoelectric energy plants in the following year. The CCC was then used to reimburse generators operating thermoelectric plants for a substantial portion of their fuel costs. Starting in 2013, CCC's expenditures are included in the annual budget of the CDE. Eletrobrás managed the CCC and, as of May 2017, it has been managed by CCEE pursuant to Law 13,360/2016.

Charge for the Use of Water Resources

With the exception of Small Hydroelectric Plants, all hydroelectric utilities in Brazil must pay fees to Brazilian states and municipalities for the use of hydrological resources. The amounts are based on the amount of energy generated by each utility and are paid to the states and municipalities where the plant or the plant’s reservoir is located.

Energy Development Account – CDE

In 2002, the Brazilian Federal Government created the CDE to be in effect for 25 years, funded by: (i) annual payments made by concessionaires for the use of public assets; (ii) penalties and fines imposed by ANEEL; and (iii) since 2003, the annual fees to be paid by agents offering energy to final customers, by means of a charge to be added to the rates for the use of the transmission and distribution system. The amounts are adjusted annually. The CDE was created to support: (1) development of energy production throughout the country; (2) production of energy from alternative sources; and (3) universalization of energy services throughout Brazil. With the enactment of Law 12,783/2013, these fees were used to contribute to reduction of energy rates. The CDE is managed by CCEE.

Under the New Industry Model Law, failure to pay the contribution to the RGR, the PROINFA Program, the CDE or any payments for purchases of energy in the regulated market prevents the defaulting party from receiving a rate readjustment (except for an extraordinary review) or receiving resources arising from the RGR or CDE.

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

The MRE is efficient in mitigating the risks of individual plants that have adverse hydrological conditions in a river basin, but it does not succeed in mitigating this risk when low hydrological levels affect the whole grid, or large regions of it. In extreme conditions, even with the MRE, the aggregate generation of the whole system will not attain the levels of the total Assured Energy, and hydrological generators may be exposed to the spot market. In these conditions, the shortage in hydro resources will be compensated by greater use of thermal generation, and spot prices will be higher.

ANNUAL REPORT AND FORM 20-F | 2022	83

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

During 2015, the low values of GSFs along with high spot prices again left producers of hydroelectric generation with high financial exposure. Thus, starting in March 2015, generators began to obtain court injunctions to prevent such exposure. Such injunctions claimed that the GSF’s calculation methodology was incorrect and that it caused undue exposure to producers. From March to September, there was an exponential increase in the number of injunctions issued, which led to a paralysis of the market. In order to address this condition, the Brazilian Federal Government proposed (by means of Provisional Act 688) the renegotiation of the hydrological risk, enabling generators with Free Market contracts to transfer the exposure to customers in exchange for a risk’s premium payment to be deposited in the so-called tariff band deposit account (the tariff band surcharges are deposited in such account and transferred to the distribution concessionaires) and would be indemnified for the losses suffered in 2015 by means of, among other measures, an extension of their power generation grants (concessions or authorizations, as the case may be) for up to 15 years. In other words, hydroelectric power plants would recover the costs incurred with GSF deficits retroactively to January 2015, and such recovery would form a ‘regulatory asset,’ which would be amortized over the term of the concession/authorization. If the remaining concession/authorization period is insufficient (i.e. not long enough to amortize the regulatory asset), generating companies would have a concession/authorization extension (limited to 15 years). To be able to use the mechanism the companies have to waive all claims filed and all injunctions obtained, as well as waive any further rights they would have in connection with any such legal action. This mechanism enabled plants with contracts signed in the regulated market and the free market to renegotiate them. However, the system and mechanism for renegotiating are different in the two markets. In both, this mechanism functions as a hedge, in which the generators bear the high cost of reserve of energy, and they receive the amount stipulated by the spot market price for their generation.

In the Free Market, the system did not have the same acceptance levels that were present in the regulated market, since the value of the risk premium was too high and, in order to hedge their GSF exposure, the generation companies would have to acquire reserve energy contracts. For these reasons and considering that there are other alternatives available in the free market to mitigate the hydrological risks, generation companies deemed the voluntary negotiation inefficient. Consequently, acceptance of the mechanism by the regulated market was 90%. However, it was not accepted by the free market.

In 2022, the average GSF stood at 0.86 still impacted by a hydrological condition below the historical average and lower reservoir levels. The chart below presents the average price and GSF for the periods shown:

PLD – Spot Price (Preço de Liquidação de Diferenças, or ‘PLD’))

ANNUAL REPORT AND FORM 20-F | 2022	84

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

Parcel A costs include, among others, the following:

•	Regulatory Charges (CDE, TFSEE and PROINFA);
•	Costs of energy purchased for resale (CCEARs, power from Itaipu, and bilateral agreements); and
•	Transmission charges (National grid, the Transmission Frontier grid, transport of energy from Itaipu, use of network for connection to other transmission companies, use of networks of other distributors, and the ONS).

Parcel B costs are those that are within the utility’s control, and include:

•	Return on investment;
•	Taxes;
•	Regulatory default;
•	Depreciation costs; and
•	Costs of operation of the distribution system.

ANNUAL REPORT AND FORM 20-F | 2022	85

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

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the Company’s consolidated financial statements and the related notes as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, contained elsewhere in this annual report. See Item 18, “Financial Statements.” This discussion intends to provide the reader with information that will assist in understanding the Company’s financial statements, the changes in certain key items in those financial statements from period to period and the primary factors that accounted for those changes. It also discusses certain performance metrics that management uses to assess the Company's performance. Additionally, the discussion in this section provides information about the financial results of each of the Company's business segments in order to provide a better understanding of how each of those segments and its results of operations affect the financial position and results of operations of the Company as a whole. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The Company’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information” or in other parts of this annual report.

The consolidated financial statements and the financial information discussed below have been prepared and presented in accordance the IFRS as issued by the IASB and are presented in millions of Reais.

Basis of Preparation

Statement of compliance

On May 16, 2023, the Company’s Audit Committee authorized the issuance of the consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020.

Operating Segments

The operating segments of the Company reflects their management and their organizational structure, used to monitoring the Company’s results. The Company also operates in the gas market, through its subsidiary Gasmig, and in other businesses with less impact on the results of its operations.

The segment information is disclosed separately into the following 5 reportable segments:

Generation: Comprises production of energy from hydroelectric and wind facilities.

Transmission: Comprises construction, operation and maintenance of transmission lines and substations.

Trading: Comprises commercialization of energy and provision of related services. In the third quarter of 2021 the Company began the process of segregation of the commercialization business, with partial transfer from Cemig GT to the Company. There was no change in the Company’s corporate strategy of serving the market with the purpose of energy delivery to its clients.

ANNUAL REPORT AND FORM 20-F | 2022	86

Distribution: Comprises provision of energy distribution services, including operation and maintenance of the related infrastructure and services.

Investees: Comprises management of the equity interests in which the company does not have shareholding control, in line with the Company’s business strategies. The results of the subsidiaries Gasmig and Cemig Sim are also included in this segment, since their management, too, is linked to the CemigPar management unit.

Transfer of energy from the generation activity to the trading activity comprises a transaction between segments, since it consists of obtaining of revenue from the sale of energy generated, and costs for purchase of energy to be traded - these are measured at sale prices estimated in accordance with criteria based on the Company’s model for management of these businesses, using market prices as a reference.

ANNUAL REPORT AND FORM 20-F | 2022	87

Operating Results

Principal Factors Affecting our Financial Performance

Analysis of Energy Sales

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

The following table sets forth the average rate (in Reais per MWh) and volume (by GWh) components of energy sales for the periods indicated. The term ‘average rate’ refers to revenues for the relevant class of customers divided by the MWh used by such class and does not necessarily reflect actual rates and usage by a specific class of end-users during any particular period.

Year ended December 31,	2022	2021	2020
Energy sales:
Average rate to final customers (R$/ MWh)
Residential rate	903.10	994.43	899.31
Industrial rate	329.10	322.41	327.62
Commercial rate	687.17	662.38	580.91
Rural rate	662.79	645.45	581.49
Public services rate and other	613.96	646.24	540.52

Total sales to final customers (GWh)
Residential customers	11,217	11,186	10,981
Industrial customers	18,204	16,361	12,731
Commercial customers	8,957	8,334	8,571
Rural customers	3,093	3,975	3,766
Public services and other customers	3,394	3,373	3,319
Average rate (R$/ MWh)	587.65	616.83	584.18
Total revenues (R$ million)	26,365	26,665	23,009

Sales to concession holders:
Volume (GWh)	16,777	10,825	13,907
Average rate (R$/ MWh)	232.10	279.35	241.82
Total revenues (R$ million)	3,894	3,023	3,363

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

On June 20, 2022, ANEEL approved the readjustment with the insertion of the reversal of R$2,811 million, for consumers in CEMIG’s concession area, regarding the financial component of reimbursement of Pasep/ Cofins, reducing the average effect

ANNUAL REPORT AND FORM 20-F | 2022	88

of CEMIG D’s 2022 tariff adjustment to 8.80%. Such rate was effective starting June 22, 2022 and it will remain the same until May 27, 2023. Such updating had the following components: (i) an increase of 9.45% due to the effect of withdrawal of financial components of the previous process; (ii) a decrease of 9.32% due to the effect of the financial components of the current process; and (iii) an increase of 8.67% related to the tariff adjustment index.

The average annual tariff adjustments of CEMIG D in 2022, 2021 and 2020, and the revisions of their respective components were as follows:

	2022	2021	2020
Average Effect to Be Perceived by Consumers	8.80%	1.28%	0.00%
Components
Effect of Withdrawal of Financial Components of the Previous Process	9.45%	-1.41%	-8.24%
Effect of the Financial Components of the Current Process	-9.32%	-8.80%	2.16%
Tariff Adjustment Index	8.67%	11.48%	6.07%

Transmission Rates

In January 2013, our transmission concession was renewed for another 30 years in accordance with the rules defined in Law 12,783/2013. At that time, there was an Extraordinary Review and transmission revenue was strictly reduced to the amount necessary to cover operation and maintenance costs, being part of the non-reversible assets indemnified.

In 2017, the capital cost of the reversible assets not yet amortized at the time of renewal of the transmission became part of the RAP of transmission concessionaires covered by Law 12,783/2013, according to rules defined in MME Administrative Rule No. 120/2016. This revenue consists of two components. One refers to the financial component, which corresponds to the cost of capital of the non-indemnified assets for the period from January 2013 to June 2017. During this period, the transmission company remained without any revenue for the assets made available that had not yet been indemnified. The second component, called the economic component, refers to the cost of capital to be paid to the end of the asset lifespan.

According to Technical Note No. 183/2017, appended to Resolution No. 2,258/2017, which ratified the RAP calculation for the 2017-2018 cycle, the total value of the cost of capital of assets not indemnified for this cycle was R$370.8 million.

Concerning the readjustment processes, the transmission concession agreement provides for a review every five years. The first review after the concession renewal was to occur in July 2018. However, this review occurred only in 2020 with a retroactive effect from July 2018. The methodology for this review was approved by Normative Resolution No. 816/2018, which covers a new criterion for valuation of the asset base and captures other revenues for tariff moderation. A new model for calculating operating costs is being discussed with the grantor.

The total of the RAPs of CEMIG GT for the 2022–2023 cycle – for Concession Contracts 06/1997, 079/2000, 04/2005 and 06/2011 – was R$ 911 million. Further to the amounts of the RAPs, Adjustment Components (Parcelas de Ajuste, or ‘Pas’) in the amount of R$14 million were ratified for these concessions. In the previous cycle, the RAPs of these concession contracts totaled R$ 760 million, and the PA was equivalent to R$ 26 million. The upper figure for RAP in 2022–2023 reflects the reprofiling of the Financial Component of the Annual Cost of the Assets Within the National Grid of Concession Contract 06/1997.

In the 2022–2023 cycle, the permitted annual revenue for Concession Contract 06/1997 was equivalent to R$ 826 million, compared to R$ 683 million related to the previous cycle, an increase of R$ 143 million. The reprofiling of the Financial Component resulted in an increase in the revenue of R$ 61 million. The Financial Component for the 2021–2022 cycle was R$ 96 million and was increased to R$ 157 million in the 2022–2023 cycle. The IPCA inflation index applied in the adjustment of RAP was equivalent to 11.73%. There was an increase in the RAP for the National Grid, due to new works entering the total during 2021-2022 – an increase of R$ 20 million in RAP prices regarding June 2022.

As well as the RAP, an Adjustment Component of negative R$ 15 million was ratified in the 2022–2023 cycle, relating to the differences between the Permitted Revenue and amounts actually received in the previous cycle.

In relation to the Financial Component, although the reprofiling resulted in a reduction in the 2020 – 2021 cycle, the flow until June 2028 is below, resulting in a gain:

ANNUAL REPORT AND FORM 20-F | 2022	89

June 2021 R$ ’000

Tariff Review 120/2016 – Financial Component	2020 –2021	2021 –2022	2022 –2023	2023 –2024	2024 –2025	2025 –2026	2026 –2027	2027 –2028	NPV @7.71%
Ratified in the Tariff Review	359,724*	359,724	359,724	359,724	359,724	359,724	359,724	359,724	1,338,779
With reprofiling	359,274	95,805	140,422	297,755	297,755	297,755	297,755	297,755	1,487,218

* The 2020-21 cycle of the flow of the review includes the corresponding portion of the PA, which after reprofiling was considered as an integral part of the RAP.

The RAP of CEMIG GT Itajubá (Concession Contract 079/2000) was R$45 million, an increase of 10.7% in the 2022–2023 cycle from the previous period, reflecting the IGPM inflation index of the period.

The Adjustment Component for CEMIG GT Itajubá also has a significant positive value, reflecting the effect of the backdated adjustment of the RAPs for the National Grid, when they underwent Periodic Tariff Review. In this cycle the Adjustment Component was equivalent to R$30 million, of which R$18 million was the effect of the backdated revision of the RAPs for the National Grid, and the difference between the Permitted Revenue and the actual revenue received in the previous cycle was a positive amount of R$12 million. The positive effect of the backdated adjustment will extend up to the 2023–2024 cycle since it was divided into three portions to be paid over the remaining years of the revision cycle for this concession contract.

As well as Concession Contracts 06/1997 and 079/2000, CEMIG also holds the concession of Centroeste, with Concession Contract 04/2005, for which the RAP in the 2022–2023 cycle was equivalent to R$32 million. Its value is adjusted in accordance with the IGPM inflation index. The amount of the Adjustment Component ratified for this contract in the 2022–2023 cycle was negative, but not significant: R$-1.0 million.

In December 2021, CEMIG GT also acquired the concession holder Sete Lagoas Transmissora de Energia (‘SLTE’), which holds the Concession Contract 006/2011 SLTE, of which the RAP for the 2022–2023 cycle was equivalent to an additional amount of R$ 9 million. This is updated in accordance with the IPCA inflation index. The Adjustment Component of this contract was equivalent to negative R$0.2 million.

Exchange Rates

Substantially all of our revenues and operating expenses are denominated in Reais. However, we have some foreign currency-denominated debt. As a result, in reporting periods when the Real declines against the U.S. dollar or other foreign currencies in which our debt is denominated, our operating results and financial position can be adversely affected even with such foreign currency-denominated debt being hedged. Foreign exchange gain or loss and monetary variation gain or loss may affect our results of operations in periods in which there are wide swings in the value of the Real relative to the U.S. dollar or high inflation. We have several financial and other contracts under which we owe, or are entitled to, amounts in respect of monetary variation as measured by an index of price inflation in Brazil.

Year Ended December 31, 2022 compared to the Year Ended December 31, 2021

Consolidated

Net revenue

Net revenue increased by 2.42% from R$33,646 million in 2021 to R$34,463 million in 2022, as follows.

	2022	2021	2022 vs 2021	2022 vs 2021
	(in millions of R$)			(%)
Revenue from supply of energy	30,158	29,619	539	1.82
Revenue from use of the electricity distribution systems – TUSD	3,685	3,448	237	6.87
CVA (compensation for changes in ‘Parcel A’ items) and Other financial components	(1,147)	2,146	(3,293)	(153.45)
Financial component arising from PIS/Pasep and Cofins taxes refunded to customers– realization	2,360	1,317	1,043	79.20
Transmission revenue
Transmission operation and Maintenance revenue	413	355	58	16.34

ANNUAL REPORT AND FORM 20-F | 2022	90

Transmission construction revenue	407	252	155	61.51
Interest revenue arising from the financing component in the transmission contract asset	575	660	(85)	(12.88)
Generation indemnity revenue	47	-	47	100.00
Distribution Construction revenues	3,246	1,852	1,394	75.27
Adj expectation of cash flow from indemnifiable financial asset of the distribution concession	39	54	(15)	(27.78)
Revenue on financial updating of the Concession Grant Fee	467	523	(56)	(10.71)
Energy transactions on the CCEE	183	1,157	(974)	(84.18)
Mechanism for the sale of surplus	453	453	-	-
Supply of gas	4,529	3,470	1,059	30.52
Fine for violation of service continuity indicator	(94)	(70)	(24)	34.29
Recovery of PIS/Pasep and Cofins taxes credits over ICMS	-	154	(154)	(100.00)
PIS/Pasep and Cofins credits to be refunded to consumers	(830)	-	(830)	-
Other revenue	2,658	1,935	(723)	37.36
Deductions on revenue	(12,686)	(13,679)	993	(7.26)
Net revenues	34,463	33,646	817	2.43

Revenue from supply of energy

Total revenue from energy sold to final customers in 2022 was R$30,158 million, or 1.82% higher than the figure for 2021 of R$29,619 million. The main items that affected total revenue from energy sold to final customers were an increase of 3.78% GWh (or R$300 million) of energy sold to final customers year-on-year with a reduction of 1.3% (or R$232 per MWh) in the Average rate to final customers.

On June 22, 2022, after an extension of the previous tariffs for 25 days while a decision at the federal level on measures for tariff mitigation were expected, Aneel ratified the result of Cemig D’s Annual Tariff Adjustment, to be in effect until May 27, 2023, with average effect on customers of 8.80% - its components included average increases of 14.31% for high-voltage customers, and of 6.23% for customers connected at low voltage. For residential customers served at low voltage, the average increase was 5.22%.

This result arises from: (i) variation of 3.89% in the Portion B costs (manageable costs), due to the IPCA inflation index over the 12 prior months, and (ii) direct pass-throughs within the tariff, which had an increase of 4.91%, but which had no economic effect for Cemig D, not affecting its profitability, relating to the following items: (a) increase of 4.78% in non-manageable costs (Portion A), mainly related to purchase of energy supply, regulatory charges and transmission charges, including the reducing effect of the R$410 inclusion in pass-throughs from the CDE (Energy Development Account) arising from the process of capitalization of Eletrobras; (b) reduction of 9.32%, referring to the financial components of the current process, in which an important element is inclusion of R$2,811 referring to the PIS/Pasep and Cofins taxes credits reimbursement, which generated a negative variation in the tariff of 15.20%; and (c) a cost decrease with effect of 9.45% relating to the financial components of the previous process. See Note 14 to the consolidated financial statements.

Market Evolution

Sales in CEMIG’s consolidated energy market comprises sales to: (i) Captive customers in CEMIG’s concession area in the State of Minas Gerais; (ii) Free Customers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ‘ACL’); (iii) other agents of the energy sector – traders, generators and independent power producers, also in the Free Market; (iv) Distributors, in the ACR Market; and (v) the Wholesale Trading Exchange (Câmara de Comercialização de Energia Elétrica, or ‘CCEE’).

As illustrated in the table below, the total volume of energy sold by CEMIG in 2022 increased by 14.03% as compared to 2021:

GWh (1)	2022	2021	Var %
Residential	11,217	11,186	0.28
Industrial	18,204	16,361	11.26
Commercial, Services and Others	8,957	8,334	7.48
Rural	3,093	3,975	(22.19)

ANNUAL REPORT AND FORM 20-F | 2022	91

Public Authorities	856	729	17.42
Public Lighting	1,138	1,226	(7.18)
Public Service	1,400	1,418	(1.27)
Subtotal	44,865	43,229	3.78
Own Consumption	31	33	(6.06)
	44,896	43,262	3.78
Wholesale supply to other concession holders (1)	16,777	10,825	54.98
Total	61,673	54,087	14.03
(1)	Includes Regulated Market Energy Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Industrial: Increase of 11.26% in the amount of energy billed to industrial consumers, due to the migration of customers from the captive market to the free market and the retraction of the industrial sector in the state of Minas Gerais in relation to the previous year.

Rural: Decrease of 22.19% in the volume of energy of energy billed for consumers by rural class due, mainly, to the 31.3% reduction in the number of consumers in this class, who migrated to other classes as a result of compliance with Aneel Normative Resolution (‘REN’) No. 901/2020, that determined the readjustment of customers who did not perform their re-registration and proof of the activity that generated the tariff benefit they were entitled to.

Wholesale supply to other concession holders: The energy sale to other concessionaires increased 54.98% in 2022 compared to 2021, mainly, due to a higher volume of energy sold in this segment.

Public lighting: Consumption was 7.18% lower in 2022, mainly due to the substitution of common light bulbs for LED bulbs, which occurred in some city halls.

Public Authorities: increase of 17.42% of energy billed for the public power class, due to the return of activities after the pandemic and the reclassification of consumer units from the Rural and Public Service classes to the Public Power class, in compliance with REN ANEEL No. 901/2020.

Revenue from Use of Distribution Systems (the TUSD charge): This is revenue from charging Free Customers the Tariff for Use of the Distribution System (TUSD) on the volume of energy distributed. In 2022, this revenue was R$3,685 million, compared to R$3,448 million in 2021, an increase of 6.87% year-on-year, mainly reflecting the following:

•	Increase of 22.82% in the average tariff on free customers in fiscal year 2022, compared to the same period in 2021, partially offset by the reduction in the ICMS rate; and
•	The volume of energy transported from January to December 2022 was 1.99% higher than the same period of 2021, due to the increase in consumption by industrial and commercial customers, offset by decrease for irrigation by rural customers.

CVA (compensation for changes in ‘Parcel A’ items) and Other financial components: CEMIG recognizes the difference between actual non-controllable costs (in which the CDE, and energy purchase for resale, are significant components) and the costs that were used as the basis of decision of the rates charged to customers. The amount of this difference is passed through to customers in CEMIG D’s next tariff adjustment. In 2022 this represented an expense of R$1,147 million, compared to the revenue of R$2,146 million in 2021. This decrease is due, mainly, to the reduction in costs with the purchase of electricity for resale, due to the more optimistic hydrological scenario in 2022, highlighting the reduction in costs of energy acquired in auctions, due to the thermal dispatches’ reduction consumption. It also contributed to the constitution of CVA to return to consumers the energy settlement payments in the CCEE in lower values than those paid in 2021, due mainly to the reduction of PLD (Spot price used to evaluate the energy traded in the spot market – ‘Preço de Liquidação de Diferenças’) in 2022, which remained at the minimum during most of the year.

Financial component arising from PIS/Pasep and Cofins taxes refunded to customers– realization: The Company recorded revenue from the refund of PIS/Pasep and Cofins credits to consumers in the amount of R$2,360 million in 2022 compared to R$1,317 million in the previous year. This revenue recomposition results from Cemig D's tariff, effective from June 2022 to May 2023, being discounted from the amounts that are being returned to the consumers related to PIS/Pasep and Cofins credits. See Note 21 to the consolidated financial statements.

Transmission operation and Maintenance revenue: The main variations in transmission concession revenue are as follows: (i) infrastructure operation and maintenance revenues were R$413 million in 2022, compared to R$355 million in 2021, an

ANNUAL REPORT AND FORM 20-F | 2022	92

increase of 16.34%, mainly associated with the annual readjustment of the RAP of the transmission companies (contracts 006/1997 and 79/2000), as well as the entry of new works; and (ii) decrease of 12.88% in the financial remuneration revenue from the transmission contract assets, which were R$575 million and R$660 million in 2022 and 2021, respectively. This variation is associated mainly with the IPCA variation, which was 5.78% in fiscal year 2022 compared to 10.06% in fiscal year 2021, the basis for the contract remuneration.

Construction revenues (Distribution and Transmission): Construction distribution revenues increased by 75.27%, related to the infrastructure of the electric energy distribution concession to R$3,246 million in 2022, compared to R$1,852 million in 2021. This increase is mainly due to the greater execution of Cemig D's investment plan in relation to the previous year, highlighting the increase in market services, mainly due to the increase in requests for client connections, execution of the Advanced Metering Infrastructure project, with the installation of 230 thousand smart meters, besides the expansion of the high voltage system, with the addition of 45 new and expanded substations and construction of 896 km of distribution lines; and (ii) revenues from construction transmission, reinforcement and improvement of infrastructure were R$407 million in 2022, compared to R$252 million in 2021, an increase of 61.60%, due, mainly, to the higher realization in transmission investment projects in 2022

This revenue is fully offset by construction costs, in the same amount, and corresponds to Cemig D's investment in the year in concession assets.

Revenue from supply of gas: Revenue from supply of gas increased by 30.52% to R$4,529 million in 2022 compared to R$3,470 million in 2021, due, mainly, to the readjustment by the IGP-M in the natural gas margin of 16% until May 2022, where the new Gasmig margins were defined, which are higher than those of 2021.

Revenue from transactions in energy on the CCEE: Revenue from transactions in energy on the CCEE was R$183 million in 2022, compared to R$1,157 million in 2021, a decrease of 84.18% year-on-year. This lower amount is due, mainly, to the 78.9% reduction in the average price for the settlement of differences (‘PLD’) of the Southeast/Central-West region, with an average value of R$58.99/MWh in 2022 compared to R$279.61/MWh in 2021, due to better hydrological conditions.

Other: Other revenues totaled R$2,658 million in 2022, compared to R$1,935 million in 2021, 37.36% higher year-on-year. The breakdown of the other revenues is presented on Note 27 to the consolidated financial statements.

Deductions from Revenue: Taxes and charges applied to revenue in 2022 were R$12,686 million, or 7.26% less than in 2021 (R$13,679 million). This decrease is substantially due to the reduction in the ICMS rate for all consumption classes and the non-levy of this tax on distribution services and sectorial charges related to electric energy operations.

Operating costs and expenses

Operating costs and expenses in 2022 were R$29,679 million, an increase of 5.1% as compared to 2021 (R$28,237 million).

The following table illustrates the components of operating costs and expenses in 2022 and 2021 expressed as a percentage of net revenues:

	2022 (in millions of R$)	Net revenues (%)	2021 (in millions of R$)	Net revenues (%)	2022 vs 2021 (%)
Energy purchase for resale	(14,614)	42.40	(16,101)	47.85	(9.24)
Charges for use of the national grid	(2,671)	7.75	(3,337)	9.92	(19.96)
Depreciation and amortization	(1,182)	3.43	(1,049)	3.12	12.68
Personnel	(1,352)	3.92	(1,240)	3.69	8.94
Gas bought for resale	(2,735)	7.94	(2,011)	5.98	36.00
Outsourced services	(1,706)	4.95	(1,450)	4.31	17.66
Post-employment benefits	(626)	1.82	(16)	0.05	3.812.50
Materials	(148)	0.43	(94)	0.28	57.45
Operating provisions	(401)	1.16	(231)	0.69	73.59
Expected credit losses (ECL)	(109)	0.32	(144)	0.43	(24.31)
Employees’ and managers’ profit sharing	(83)	0.24	(134)	0.40	(38.06)
Infrastructure construction costs	(3,536)	10.26	(2,036)	6.05	73.67
Reversal of provision for doubtful with related party – Renova	54	0.16	-	-	-
Write-off of financial asset	(172)	0.50	-	-	-
Other operating expenses, net	(398)	1.15	(394)	1.17	0.76
Total operating costs and expenses	(29,679)	86.43	(28,237)	83.93	5.10

ANNUAL REPORT AND FORM 20-F | 2022	93

The following are the main variations in operating costs and expenses between 2022 and 2021:

Energy purchased for resale

Expenses due to energy purchased for resale in 2022 were R$14,614 million, compared to R$16,101 million in 2021, representing a decrease of 9.24%. The main factor contributing to such decrease was:

•	Expenses on energy acquired in regulated market auctions decreased by 46.58%, totaling R$3,334 million in 2022, as compared to R$6,242 million in 2021, due to reduction of the dispatches by availability of thermoelectric plants and acquisition of energy by Mechanism for Compensation of Excesses and Deficits – ‘MCSD’.

This decrease was offset by the following factors:

•	The expenses on distributed generation (‘geração distribuída’) acquired were R$1,977 million in 2022, compared to R$1,268 million in 2021, 55.91% higher. This reflects the higher number of generation units installed (191,153 in December 2022, compared to 115,868 in December 2021); and the higher volume of energy injected into the grid (3,041 GWh in 2022, compared to 1,920 GWh in 2021);
•	Costs on energy acquired in the Free Market were 20.64% higher, amounting to R$6,003 million in 2022, compared to R$4,976 million in 2021, mainly associated with new purchase contracts made to mitigate the exposure risk and the replenishment of incentive-bearing energy sources in energy balance.

This is a non-controllable cost for CEMIG Distribution: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment. For further details see Note 28 to the consolidated financial statements.

Charges for use of the national grid

Charges for use of the national grid in 2022 were R$2,671 million, compared to R$3,337 million in 2021, representing a decrease of 19.96%. This cost refers to the charges due by the agents of distribution and generation, due to the use of the facilities and components of the basic network, as well as the electric system, and the amounts to be paid and/or received by the Company are defined by means of a resolution by Aneel, due to: decrease of 56.65% in costs with the System Services Charge (CCEE-ESS), resulting from the lower dispatch of plants outside the merit order, partially offset by the 39.47% increase in costs with the Distribution System Use Contract (CUSD) in relation to the previous year, due to credits that Cemig D had in 2021 that reduced its costs.

Personnel

Personnel expenses in 2022 were R$1,352 million, compared to R$1,240 million in 2021, representing an increase of 8.94%. This increase is due to the salary adjustment of 11.08% as of November 2021, in accordance with the Collective Agreement, compared to the salary adjustment of 4.00% as of November 2020, also in accordance with the Collective Agreement.

Gas bought for resale

In 2022 the Company reported expense of R$2,735 million on acquisition of gas, 36% more than in 2021 of R$2,011 million. This is primarily due to the readjustment of costs due to the contractual variation of natural gas prices.

Outsourced services

The expense for outsourced services was R$1,706 million in 2022, compared to R$1,450 million in 2021, representing an increase of 17.66%. The main variations that explain this increase are: (i) increase of 21.36% in expenses with maintenance and conservation of electrical facilities and equipment, being R$589 million in 2022, compared to R$485 million in 2021; and (ii) increase of 56.49% in information technology expenses, being R$146 million in 2022, compared to R$93 million in 2021.

ANNUAL REPORT AND FORM 20-F | 2022	94

Post-employment benefits

The impact of the Company's post-employment benefits on 2022 operating income was an expense of R$626 million compared to an expense of R$16 million in 2021. This increase is mainly due to the amendments made in 2021 by the Company to the Collective Bargaining Agreement 2021/2023 to offer and fund life insurance for employees and former employees. The Company ceased the payment of this post-employment benefit, and therefore wrote off the balance of the obligation against the result in 2021.

Operating provisions

Operating provisions in 2022 totaled R$401 million, compared to R$231 million in 2021, an increase of 73.59%. This variation is due to (i) an increase of R$180 million in the provisions for tax contingencies, which were R$182 million in fiscal year 2022, compared to R$2 million in fiscal year 2021; and (ii) an increase in the provisions for labor contingencies, which were R$98 million in fiscal year 2022, compared to R$35 million in fiscal year 2021.

Expected credit losses (‘ECL’)

Expected credit losses decreased 24.31% to R$109 million in 2022 compared to R$144 million in 2021, due to the lower default rate observed in the last 12 months and, additionally, the revision of the rules for measurement of losses, seeking greater adherence to the behavior of the Company's default.

Employees´ and managers´ profit sharing

The expense on employees and managers profit sharing was R$83 million in 2022, compared to R$134 million in 2021. The decrease of 38.06% was due to a lower consolidated net income of CEMIG – the basis of calculation for this expense.

Infrastructure construction costs

Infrastructure construction costs in 2022 totaled R$3,536 million, or 73.67% more than in 2021 (R$2,036 million). The difference mainly arises from the higher volume of investments in distribution in 2022, compared to 2021, especially in sub-transmission, in expansion, reinforcement and improvement of high-voltage infrastructure.

This line records the Company’s investment in assets of the concession in the period, and is fully offset by the line Construction revenue, in the same amount.

Share of profit (loss), net, of associates and joint ventures

In 2022, CEMIG reported a gain by the equity method of R$843 million, compared to R$182 million reported in 2021. The 2022 result is mainly associated with the following factors: (i) recognition of receivable in the amount of R$161 million, in 2022, related to the payment made by AGPar to FIP Melbourne associated with the Agreement arising from Arbitral Award CCBC-86/2016; and (ii) reversal of provision related to Cemig GT's contractual obligations assumed with the investee Madeira Energia and other shareholders in the amount of R$162 million. Such provision was constituted in 2021, negatively affecting the equity income for that period.

Net finance income (expense)

Net finance expense totaled R$1,566 million in 2022, compared to net finance expenses of R$2,253 million in 2021. This is mainly associated with the following factors: (i) depreciation of the dollar against the Real in 2022, of 6.5%, compared to an appreciation of 7.39% in 2021, generating revenues of R$338 million and expenses of R$353 million in 2022 and 2021, respectively; (ii) the fair value of the financial instrument contracted to protect the risks related to the Eurobonds recorded an expense in 2022, in the amount of R$438 million, compared to the expense in the amount of R$538 million in 2021. The variation is mainly due to the increase in the interest curve in relation to the expected growth in the dollar rate against the Brazilian Real; (iii) recognition of borrowing costs on the repurchase of debt securities amounting to R$47 million in 2022 (R$491 million in 2021) as a result of the partial repurchases of Eurobonds - Tender Offer; and (iv) increase of 189.06% in the net result of monetary variation related to the balances of CVA and other financial components, being a financial revenue of R$185 million in 2022, compared to R$64 million in 2021. This variation is basically due to the increase in the Selic rate, the balance indexer, when compared to the previous year.

ANNUAL REPORT AND FORM 20-F | 2022	95

Income Tax and the Social Contribution

Income tax was an expense of R$26 million in 2022, compared to an expense of R$946 million in 2021, mainly due to:

I.	lower net income before income taxes (R$4,121 million of income in 2022 compared to a R$4,699 million income in 2021);
II.	increase of R$176 million of gain in subsidiaries by equity method;
III.	recognition of R$397 million in interest on equity higher in 2022 when comparing with 2021, which reduce the taxes expenses in 2022;
IV.	increase of R$234 million on Estimated credit losses from related parties; and
V.	R$108 million in realization of goodwill in 2021

By segment

Distribution

In 2022 the Distribution segment represented net income of R$445 million, compared to R$1,701 million in 2021, representing a decrease of 73.8%. The main variations are presented below:

Net revenue: In 2022 our distribution net revenue was R$20,919 million compared to R$22,345 million in 2021, representing a decrease of 6.38%, mainly due to:

•	gross electricity supply revenue was R$20,209 million in 2022 compared to R$21,713 million in fiscal 2021, representing a decrease of 6.93%. The main impacts on revenue are due to the decrease of 2.45% in the volume of energy sold in 2022 compared to 2021, and the ICMS tax rate in the second half of 2022, with a reduction in the energy tariff;
•	revenue from the use of the network - free consumers increase of 6.97% to R$3,715 million, compared to R$3,473 million in 2021 referring to the tariff for the use of the distribution system (TUSD), arising from the charges collected from free consumers on the energy distributed;
•	CVA and other financial components – recognized in 2022 an expense in the amount of R$1,147 million, compared to revenue in the amount of R$2,146 million in 2021; and
•	taxes and charges on revenue were R$9,442 million in 2022 compared to R$10,992 million in 2021, representing a reduction of 14.09%. This reduction is substantially due to the significant reduction of the ICMS tax in the electricity tariffs in the second half of 2022 as a result of the ICMS tax rate being fixed for all consumption classes at a maximum of 18% and the non-levy of this tax on sectorial charges related to electricity operations.

Cost of energy: In 2022, the cost of energy decreased by 19.63% (or R$2.915 million) to R$11,938 million compared to R$14,853 million in 2021, mainly due to: (i) a decrease of 19.88% in the cost of electricity purchased for resale, in the amount of R$9,171 million in 2022 compared to R$11,447 million in 2021; and (ii) a 18.75% decrease in the electric system usage charges, in the amount of R$2,767 million in 2022, compared to R$3,406 million in 2021.

Cost of operation: In 2022, the cost of operation was R$7,488 million, compared to R$5,129 million in 2021, representing an increase of 45.99% (or R$2,359 million), mainly due to: (i) construction costs for assets related to the infrastructure of the electricity distribution concession were R$3,193 million in 2022, compared to R$1,802 million in 2021, representing an increase of 77.19%, mainly due to the greater execution of Cemig D's investment plan in relation to the previous year; and (ii) the operational provisions were R$398 million in 2022 compared to R$198 million in 2021, representing an increase of 101.22%. The main variations that explain this increase are: (i) variation in the provisions for tax contingencies, which were R$140 million in 2022 compared to a net reversal of R$18 million in 2021; and (ii) increase in the net provisions for labor contingencies, which were R$68 million in 2022 compared to R$1 million in 2021.

Transmission

In 2022 the Transmission segment represented a net income of R$350 million, compared to R$421 million in 2021, representing a decrease of 16.86%. The main variations are presented below:

Transmission operation and Maintenance revenue: infrastructure operation and maintenance revenues were R$413 million in 2022, compared to R$355 million in 2021, an increase of 16.34%, mainly associated with (i) the annual readjustment of

ANNUAL REPORT AND FORM 20-F | 2022	96

the RAP of the transmission companies (contracts 006/1997 and 79/2000), as well as the entry of new works; (ii) revenues from construction, reinforcement and improvement of infrastructure were R$407 million in 2022, compared to R$252 million in 2021, an increase of 61.60%, due, basically, to the higher realization in transmission investment projects in the period; and, (iii) decrease of 12.87% in the financial remuneration revenue from the transmission contract assets, which were R$575 million and R$660 million in 2022 and 2021, respectively. This reduction is associated mainly with the IPCA fluctuation, which was 5.78% in fiscal year 2022 compared to 10.06% in 2021, the basis for the contract remuneration.

Construction cost: construction costs were R$291 million in 2022, compared to R$183 million in 2021, an increase of 58.55%, in line with the Company's Strategic Planning, which aims to intensify investments in reinforcements and improvements for the renewal of the asset base, conditioned to the deadlines, costs and expected return. The execution of the investment portfolio in 2022 complied with the planning of the projected energizations and revenues.

Generation

In 2022 the Generation segment represented net income of R$887 million, compared to R$1,394 million in 2021, representing a decrease of 36.37%. The main variations are: (i) decrease of 86.08% in the amount of costs with electricity purchased for resale, which was R$81 million in 2022, compared to R$580 million in 2021. This variation is associated mainly with the improvement observed in the GSF, which showed an average value of 0.86 in 2022, compared to 0.77 in 2021. In addition, a 78.9% reduction in the price for the settlement of differences (PLD) of the Southeast/Central-West, with an average value of R$58.99/MWh in 2022 compared to R$279.61/MWh in 2021, due to a better hydrological condition; and (ii) impact in 2021 in the amount of R$1,032 million of the recognition of the positive effects of the repactuation of the hydrological risk - Law 14.052/20.

Trading

In 2022 the Trading segment represented net income of R$682 million, compared to R$433 million in 2021, representing an increase of 57.51%, mainly due to:

Revenue from energy transactions in CCEE: The net revenue of the commercialization segment was R$7,918 million in 2022, compared to R$6,430 million in 2021, an increase of 23.14%. This variation results, mainly, from the higher volume of energy sold, the reduction of the price difference between submarkets and the exposure in CCEE against a higher volume of purchase of energy to recompose the ballast of energy with incentives.

Expected credit losses (ECL): Decrease of 96.07% in the expected credit loss, which were R$0.5 million in 2022 compared to R$13 million in 2021, due mainly to the low delinquency observed in the last 12 months.

This was offset by the following factor:

Cost with electricity purchased for resale: The cost of electricity purchased for resale was R$6,880 million in 2022, compared to R$5,735 million in 2021, representing an increase of 19.97%. This variation results mainly from the continuity in the transfer of the energy commercialization contracts from the subsidiary Cemig GT to Cemig.

Investees

The results of the associates and jointly controlled subsidiaries and the Holding Company are evaluated as a single segment in line with the Company's business strategies. The Investees segment presented, in 2022, a net income of R$1,730 million, compared to a loss of R$196 million in the previous year.

ANNUAL REPORT AND FORM 20-F | 2022	97

Year Ended December 31, 2021 compared to the Year Ended December 31, 2020

For this discussion, see our annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on May 17, 2022.

ANNUAL REPORT AND FORM 20-F | 2022	98

B.	Liquidity and Capital Resources

Net cash from operating activities

Our net cash from operating activities was R$6,612 million in the year ended December 31, 2022, compared to R$3,685 million in the year ended December 31, 2021 (an increase of R$2,928 million or 79.5%). The increase primarily reflects:

I.	An increase of R$1,939 million in net income, adjusted for the reconciliation of net cash;
II.	A net increase of R$1,922 million in operating assets, primarily driven by Income tax and social contribution tax credits (R$822 million), Escrow deposits (R$704 million) and Concession contract and financial assets (R$210 million), partially offset by a decrease in CVA and Other financial components in tariff adjustments (R$350 million);
III.	A net decrease of R$414 million in operating liabilities, primarily due to post-employment benefits (R$318 million);
IV.	(i) A decrease in the amount of interest paid on loans and debentures (R$579 million), compensated by (ii) a decrease in cash inflows from settlement of derivatives instruments (R$893 million), and (iii) an increase in Income tax and social contribution tax paid (R$204 million).

Net cash from/used in investing activities

Our net cash used in investing activities was R$3,206 million in the year ended December 31, 2022, compared to a net cash from investing activities of R$1,370 million in the year ended December 31, 2021, mainly generated from R$3,112 million in investments in contract assets – distribution of gas and energy infrastructure.

Net cash used in financing activities

Our net cash used in financing activities was R$2,792 million in the year ended December 31, 2022, compared to R$5,910 million in the year ended December 31, 2021, which is mainly related to R$1,981 million in proceeds from loans and debentures in 2022 (R$13 million in 2021), consumption of R$2,094 million in interest on capital and dividends paid in 2022 (R$1,416 in 2021) and payment of loans and debentures in R$2,613 million in 2022 (R$4,437 in 2021).

Capital Management

The Company has the policy of maintaining a solid capital base to maintain the confidence of investors, creditors and the market and to enable the implementation of its investment program and the maintenance of its credit quality, with access to capital markets, seeking to invest in projects that offer minimum real internal rates of return equal to or greater than those provided for in the Long Term Strategy, with the cost of capital for its various businesses as a reference.

The Company monitors capital using a leverage ratio represented by Net Debt divided by Adjusted Earnings before interest, taxes, depreciation and amortization (EBITDA). Net Debt is calculated as the total of loans and debentures, less cash and cash equivalents and marketable securities. Adjusted EBITDA is calculated by non-cash effects. The Company aims to keep its consolidated net indebtedness at or below 2.5 times Adjusted EBITDA.

Indebtedness

The Company’s indebtedness from loans and debentures (current and non-current) as of December 31, 2022 was R$ 10,580 million, which was comprised of R$ 955 million of current debt and R$ 9,626 million of non-current debt. R$ 3,960 million was U.S. dollar-denominated and R$ 6,618 million was denominated in Reais.

The Company’s indebtedness from loans and debentures (current and non-current) as of December 31, 2021 was R$ 11,364 million, which was comprised of R$ 1,465 million of current debt and R$ 9,899 million of non-current debt. R$ 5,601 million was U.S. dollar-denominated and R$ 5,763 million was denominated in Reais.

CEMIG’s indebtedness as of December 31, 2022 and 2021, is shown in the following table (in millions of Reais):

Financing source	Principal maturity	Annual financial cost (%)	Currency	2022			2021
				Current	Non-current	Total	Total
FOREIGN CURRENCY
Eurobonds (1)	2024	9.25%	US$	30	3,945	3,975	5,623
(-) Transaction costs					(6)	(6)	(8)
(±) Interest paid in advance (2)					(9)	(9)	(14)

ANNUAL REPORT AND FORM 20-F | 2022	99

Debt in foreign currency				30	3,930	3,960	5,601
BRAZILIAN CURRENCY
Eletrobrás (3)	2023	UFIR + 6.00% at 8.00%	R$	2	0	2	6
Sonda (4)	2022	110.00% do CDI	R$	-	-	-	52
Debt in Brazilian currency				2	-	2	58
Total of loans and financings				32	3,930	3,962	5,659
CEMIG D
Debentures – 3rd Issuance – 3rd Series	2025	IPCA + 5.10%	R$	330	582	912	1,147
Debentures – 7th Issuance – 1st Series	2024	CDI + 0.45%	R$	544	270	814	1,356
Debentures – 7th Issuance – 2nd Series	2026	IPCA + 4.10%	R$	3	1,861	1,864	1,760
Debentures – 8th Issuance – 1st Series	2027	CDI + 1.35%	R$	3	500	503	-
Debentures – 8th Issuance – 2nd Series	2029	IPCA + 6.10%	R$	1	506	507	-
CEMIG GT
Debentures – 3rd Issuance – 3rd Series (5)	2022	IPCA + 6.20%	R$	-	-	-	428
Debentures – 9th Issuance – 1st Series	2027	CDI + 1.33%	R$	3	700	703	-
Debentures – 9th Issuance – 2nd Series	2029	IPCA + 7.63%	R$	1	301	302	-
GASMIG
Debentures – 4th Issuance – 1st Series	2022	TJLP + 1.82%	R$	-	-	-	10
Debentures – 4th Issuance – 2nd Series	2022	Selic + 1.82%	R$	-	-	-	4
Debentures – 4th Issuance – 3rd Series	2022	TJLP + 1.82%	R$	-	-	-	11
Debentures – 4th Issuance – 4th Series	2022	Selic + 1.82%	R$	-	-	-	5
Debentures – 7th Issuance – Single series	2023	CDI + 1.50%	R$	20	0	20	40
Debentures – 8th Issuance – Single series (6)	2031	IPCA + 5.27%	R$	20	1,024	1,043	987
(-) Discount on the issuance of debentures					(12)	(12)	(15)
(-) Transaction costs				(3)	(39)	(42)	(28)
Total, debentures				923	5,696	6,618	5,705
Total				955	9,626	10,580	11,364
(1)	In December 2022, Cemig GT performed a partial anticipated repurchase of external market debt securities (Eurobonds), in the principal amount of US$ 244 million (US$ 500 million in August 2021). Further details, see explanatory note No. 22 of the respective Financial Statements
(2)	Anticipation of resources to reach the rate of return until maturity (Yield to Maturity) agreed in the Eurobonds contract;
(3)	Debentures issued by CEMIG Distribuição;
(4)	In December 2022, the Company completed the sale of its entire equity interest in the capital stock of Ativas Data Center S.A. to Sonda Procwork Informática Ltda through compensation of the loan agreement between Cemig and Sonda. For more details on this operation, see explanatory note No. 32 of the Financial Statements;
(5)	In February 2022, Cemig GT settled the debenture - 3rd issue - 3rd Series;
(6)	The funds from the 8th issuance of debentures, issued on September 10, 2020, in the amount of R$ 850, were used to redeem the promissory notes issued on September 26, 2019, with maturity in 12 months, whose funds were fully intended for the payment of the granting bonus of the gas distribution concession contract;

In June 2022, CEMIG D concluded its 8th debentures issuance, not convertible into shares, in the amount of R$ 1.0 billion, in two series. The first one (R$ 500 million) has a 5-year bullet term and pays CDI plus interest of 1.35% per year, based on 252 working days. The second series (R$ 500 million), has a 7-year bullet term and pays IPCA plus interest of 6.1052% per year, based on 252 working days. The total net funds raised were related to cash flow reinforcement and investment reimbursement under the Law 12,431.

In December 2022, CEMIG GT concluded its 9th debentures issuance, not convertible into shares, in the amount of R$ 1.0 billion, in two series. The first one (R$ 700 million) has a 5-year term (amortization at 36th, 48th and 60th months) and pays CDI plus interest of 1.33% per year, based on 252 working days. The second series (R$ 300 million; ESG related) has a 7-year bullet term and pays IPCA plus interest of 7.6245% per year, based on 252 working days. The total net funds raised were related to cash flow reinforcement and investment reimbursement under the Law 12,431.

Issuance of debentures – Cemig D

On May 15, 2023 CEMIG D announced the launch of an offering of R$ 2 billion of debentures, to be guaranteed by the Company.

CEMIG GT’s tender offer for Eurobonds

Cemig GT has already performed two tender offers to reduce its Eurobonds' outstanding balance and, in both opportunities, company has partially and in advance repurchased a portion of the debt principal amount. In August 2021, the amount

ANNUAL REPORT AND FORM 20-F | 2022	100

repurchased was US$ 500 million and in December 2022 the amount repurchased was US$ 244 million, reducing the debt principal amount to US$ 756 million, which matures in 2024.

CEMIG Financing Guarantees

CEMIG has provided total financing guarantees for R$ 10,579 million on loans and debentures, as of December 31, 2022, as follows (in millions of Brazilian Reais):

	2022	2021
Promissory notes and Sureties	4,871	7,177
Guarantees and Receivables	2,663	3,094
Corporate Guarantees (1)	1,998
Receivables	2	36
Shares	-	52
Unsecured	1,047	1,005
TOTAL	10,581	11,364
(1)	The outstanding balance in 2022 is related to the 8th debentures issuance (Cemig D) and the 9th debentures issuance (Cemig GT). In previous years, equivalent values were presented as Guarantees and Receivables.

Restricted Covenant Clauses

The Company has contracts with covenants related to financial ratios, as follows:

Title - Security	Covenant	Ratio required - Issuer	Ratio required Cemig (guarantor)	Compliance required
Eurobonds CEMIG GT (1)	Net debt / Adjusted Ebitda for the Covenant (3)	2.5 or less	3.0 or less	Semi-annual and annual
7th and 8th Debentures Issuance CEMIG D	Net debt / Adjusted Ebitda	3.5 or less	3.0 or less	Semi-annual and annual
Gasmig Debentures (2)	General indebtedness (Total liabilities/Total assets)	Less than 0.6	-	Annual
	Ebitda / Debt servicing	1.3 or more	-	Annual
	Ebitda / Net finance results	2.5 or more	-	Annual
	Net debt / Ebitda	The following or less: 2.5	-	Annual
8th Debentures Issuance Gasmig	Ebitda/Debt servicing	1.3 or more	-	Annual
9th Debenture Issue CEMIG GT (3)	Net debt / Adjusted Ebitda	3.5 or less	3.0 from Dec. 31, 2022 to June 30, 2026 and, 3.5 from Dec. 31, 2026 onwards	Semi-annual and annual
(1)	Adjusted Ebtida corresponds to earnings before interest, income taxes and social contribution on net income, depreciation and amortization, calculated in accordance with CVM Resolution 156, dated June 23, 2022, from which non-operating income, any credits and non-cash gains that increase net income are subtracted, to the extent that they are non-recurring, and any cash payments made on a consolidated basis during such period in respect of non-cash charges that were added back in the determination of Ebtida in any prior period, and increased by non-cash expenses and non-cash charges, to the extent that they are non-recurring.
(2)	Non-compliance with financial covenants implies non-automatic early maturity. If early maturity is declared by the debenture holders, Gasmig must make the payment upon receipt of the notification.
(3)	Non-compliance with financial covenants implies early maturity resulting in the immediate enforceability of payment by CEMIG GT of the Unit Nominal Value or Updated Unit Nominal Value of the Debentures, as the case may be, plus remuneration, in addition to the other charges due, regardless of judicial or extrajudicial notice, notification or interpellation.

The Company is compliant with all covenants as of December 31, 2022.

C.	Research and Development, Patents and Licenses, etc.

We dedicate ourselves to projects that use technological advances not only in energy systems, but also in all fields related to energy, such as development of environmental control, storage energy systems, performance of energy systems and

ANNUAL REPORT AND FORM 20-F | 2022	101

safety optimization. CEMIG invested R$24 million in research projects and Development (‘R&D’) in 2022. This included 37 R&D projects, in several different areas., Some highlights include:

•	Developing of synergic networks applied to distribution network;
•	Development of a methodology for evaluating urban trees of falling risk, using ground penetrating radar (GPR);
•	A future Dispatch Center - Hyper-vision platform of integrated space time conditional awareness, based on artificial intelligence to operate the distribution system;
•	Adaptation of CEMIG’s virtual reality system to integrate with resources of inspection through real time images and group training of field and dispatch teams;
•	Device for individual notification to address emergency case with dams;
•	Tool for defining future prices with optimal portfolio allocation for buying and selling electricity;
•	Ecological Processes: development of new eco-technologies of diagnose and environmental processes (PROECOS Project).

D.	Trend information

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

As to the question of reliability of supply of energy, the structural capacity of the system is adequate to meet the market’s needs for consumption of energy, and the expansion of generation and transmission capacity currently in development will be able to meet the expected demand for consumption from the market. Rates of growth of energy consumption in Brazil in recent years have been -1.56% (2019-2020) (in large part due to the effect of the COVID-19 pandemic), 4.0% (2020-2021) (in part due to recovery from the COVID-19 pandemic) and 0.8% (2021-2022) (due to low average temperatures throughout the year and the increase in distributed generation). The Brazilian Federal Government has been successful with the ‘new supply’ auctions starting in 2005 which have made possible the construction of new projects such as the Santo Antônio hydroelectric plant (3,150 MW) and the Jirau hydroelectric plant (3,750 MW), on the Madeira River; the Belo Monte plant (11,233 MW) on the Xingu River; and the Teles Pires plant (1,820 MW) on the Teles Pires River, in accordance with the needs of the distributors for acquisition of energy.

Regarding capital expenditures, for 2023 we plan to make capital investments in relation to our fixed assets in the amount of R$5,726 million, corresponding to our basic program. We expect to allocate these expenditures primarily to the expansion of our distribution system. For more details see item 4 ‘Capital Expenditures’.

Commitments

Option contracts were signed between Cemig GT and the private pension entities that participate in the investment structure of SAAG (comprising FIP Melbourne, Parma Participações S.A. and FIP Malbec, jointly, ‘the Investment Structure’), giving those entities the right to sell units in the Funds that comprise the Investment Structure, at the option of the Funds, in the 84th (eighty-fourth) month from June 2014. The provision of the exercise price of the Put Options will correspond to the amount invested by each private pension plan in the Investment Structure, updated pro rata temporis by the Expanded National Customer Price (IPCA) index published by the IBGE, plus interest at 7% per year, less such dividends and Interest on Equity as shall have been paid by SAAG to the pension plan entities. This option was considered to be a derivative instrument until the early exercise of the option, of accounted at fair value through profit and loss, measured using the Black-Scholes-Merton (“BSM”) model. For more details, see Notes 31 and 34 to our consolidated financial statements.

CEMIG and its subsidiaries have commitments that include acquisition of energy from Itaipu, acquisition of energy at auctions, physical quota guarantees and other commitments, as follows as of December 31, 2022: (in millions of Reais):

	2023	2024	2025	2026	2027	2028 onwards	Total
Purchase of energy from Itaipu	1,819	1,819	1,819	1,819	1,819	36,375	45,470
Purchase of energy – auctions	3,886	3,932	3,524	3,808	3,631	54,111	72,892
Purchase of energy – ‘bilateral contracts’	488	489	310	99	19	59	1,464

ANNUAL REPORT AND FORM 20-F | 2022	102

Quotas of Angra 1 and Angra 2	375	378	377	377	379	7,583	9,469
Transport of energy from Itaipu	201	222	222	221	221	3,305	4,392
Other energy purchase contracts	5,543	5,044	4,486	4,086	3,967	28,212	51,338
Physical quota guarantees	828	777	704	634	535	11,153	14,631
Total	13,140	12,661	11,442	11,044	10,571	140,798	199,656

CEMIG and its subsidiaries have loans and debentures, by currency and index, with the respective amortization, as follows: (in millions of Reais):

	2023	2024	2025	2026	2027	2028 onwards	Total
Currency
US dollar	30	3,945	-	-	-	-	3,975
Total, currency denominated	30	3,945	-	-	-	-	3,975
Index
IPCA (1)	355	399	1,336	1,051	126	1,362	4,629
UFIR/RGR (2)	2	-	-	-	-	-	2
CDI (3)	571	270	233	233	733	-	2,040
Total by index	928	669	1,569	1,284	859	1,362	6,671
(-) Transaction costs	(3)	(8)	(5)	(5)	(5)	(21)	(47)
(±) Interest paid in advance	-	(9)	-	-	-	-	(9)
(-) Discount	-	-	(6)	(6)	-	-	(12)
Overall total	955	4,597	1,558	1,273	854	1,341	10,578
(1)	Expanded National Customer Price (IPCA) Index,
(2)	Fiscal Reference Unit (Ufir / RGR)
(3)	CDI: Interbank Rate for Certificates of Deposit,

CEMIG and its subsidiaries have contracts containing a lease that are, in their majority, indexed to the IPCA inflation index on an annual basis. Below is an analysis of maturity of lease contracts:

Years (R$ million)	Consolidated (nominal)
2023	62
2024	68
2025	58
2026	58
2027	50
2028 to 2048	510
Undiscounted values	806
Embedded interest	(452)
Lease liabilities	354

E.	Critical Accounting Estimates

For this discussion, see our audited consolidated financial statements included elsewhere in this annual report.

ANNUAL REPORT AND FORM 20-F | 2022	103

Item 6.	Directors, Senior Managers and Employees
Directors and Senior Management

The Company is managed by the Board of Directors and the Executive Board. The Board of Directors of the Company comprises eleven members, of which one shall be the Chair and another the Deputy Chair. The Executive Board has seven Executive Officers, who may be shareholders, resident in Brazil, elected by the Board of Directors for a period of two years, subject to the requirements of the applicable law and regulations. Re-election for a maximum of three further consecutive periods of office is permitted. The structure and composition of the Board of Directors and the Executive Board shall be identical in the wholly owned subsidiaries CEMIG Distribuição S.A and CEMIG Geração e Transmissão S.A., with occasional exceptions if approved by the Board of Directors.

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

The following rules apply to the composition of the Board of Directors:

a)	The following two groups of shareholders each have the right to elect one member, in a separate vote, in accordance with the applicable legislation: (i) the minority holders of common shares, and (ii) the holders of preferred shares;
b)	At least 25% (twenty-five per cent) of the members must be independent, or, under Article 141 of Law 6,404/1976, at least one of them if there is a decision for the minority shareholders to exercise their option to use the multiple vote mechanism;
c)	The employees have the right to elect one member, subject to the terms of Federal Law 12,353 of December 28, 2010, as applicable;
d)	In any event, the majority of members shall be elected by the controlling shareholder of the Company.

Composition of the Board of Directors:

Board of Directors
Nomination	Position	Date of first appointment
Márcio Luiz Simões Utsch (1)	Chair	March 25, 2019
Jaime Leoncio Singer (1)	Member	Feb 25, 2022
Marcus Leonardo Silberman (1)	Member	Feb 25, 2022
José Reinaldo Magalhães (1)	Member	March 25, 2019
Afonso Henriques Moreira Santos (1)	Member	July 31, 2020
Ricardo Menin Gaertner (1)	Member	April 29, 2022
Aloísio Macário Ferreira de Souza (2)	Member	September 29, 2022
Roger Daniel Versieux (2)	Member	April 29, 2022
José João Abdalla Filho (3)	Member	July 31, 2020
Paulo César de Souza e Silva (2)	Member	July 31, 2020
Anderson Rodrigues (4)	Member	April 29, 2022
(1)	Elected by State of Minas Gerais and other shareholders.
(2)	Elected by minority shareholders.
(3)	Appointed by the holders of the preferred shares.
(4)	Elected by a representative of the employees.

ANNUAL REPORT AND FORM 20-F | 2022	104

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

Marcus Leonardo Silberman was born in 1962, current is the Chief Financial Officer of Itiquira Acquisition Corp (NASDAQ: ITQRU), a Special Purpose Acquisition Company listed on February 3rd, 2021, and focused on Brazilian target growth companies. He is also a Director at CH Global Capital, an Asset Management and Investment Advisory company since April 2019. Head of Latin America M&A at Bank of America Securities, from September 2014 to March 2019. Head of Emerging Markets M&A and a member of the Global Advisory Investment Banking Committee of Credit Suisse, from January 1998 to June 2014. Marcus has more than 25 years of M&A experience and closed more than 50 transactions totaling more than $140 billion. Holds a PhD in Finance from the Marshall School of Business at the University of Southern California, an MSc in Industrial Engineering from Pontifícia Universidade Católica do Rio de Janeiro and a BS in Industrial Engineering from Universidad Federal do Rio de Janeiro.

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

Ricardo Menin Gaertner was born in 1975, has a law degree. Since 2019, he became a partner of Barbosa e Gaertner Advogados Associados. He specializes and has extensive experience in complex M&A deals, initial public offerings, private placements, and real estate deals. Among others, he has provided legal and regulatory services to Iguá Saneamento S.A., which controls 18 public water and sewage service concessionaires. Before becoming a partner at his current law firm, he served as a consultant at FIPECAFI – Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras. From 2014 to 2018 he served as Legal Director of J&F Investimentos S.A, where he was appointed as chairman of its board of directors from 2017 to 2018.

Aloísio Macário Ferreira de Souza was born in 1960, has a degree in Accounting Sciences, with an MBA in Business and Investment Banking Management from the Corporate University of Citibank – USA, MBA in Business Valuation by LLM Inteligência Empresarial (RJ) and an MBA in Pension and Retirement Plans for Complementary Social Security – Coppe/UFRJ. Mr. Souza is certified by IBGC – Brazilian Institute of Corporate Governance to serve as member at Boards of Directors and Supervisory Boards. He was Vice President of Human Resources and Information Technology at Usiminas, Coordinator of the IBGC – Rio de Janeiro Chapter, Manager of Corporate Governance and Minority Holdings of Previ, Manager of BB-DTVM Asset Analysis and Valuation Division, Advisor in the International Area of Banco do Brasil, Board of Directors Member at Usiminas and CPFL Energia, Member of the Supervisory Board at Eternit, Eletrobras, Celesc and Ambev. Currently he is a Member of the Supervisory Board at Usiminas and a Member of the Statutory Audit Committee of Celesc.

Roger Daniel Versieux was born in 1975. Lawyer over 21 years specialized in litigation and consulting in corporate and public matters, in connection with administrative, environmental, tax, economic criminal law, particularly, in sectors of mining,

ANNUAL REPORT AND FORM 20-F | 2022	105

infrastructure and labor unions. Legal advisor of Empresa de Assistência Técnica e extensão Rural de Minas Gerais - EMATER-MG from 2005 to 2008, specialized in Public Law, with emphasis on public bidding, management in the administrative framework, public contracts, and legal support to the board of the state-owned company. Senior lawyer in Vale S/A (2013). Since 2010, appointed legal counsel for economically disadvantaged people with the Federal Regional Court of the 3rd Region. Professor at the Federal University of Mato Grosso do Sul. (2009 to 2013), having taught in Criminal and Civil Procedure, Contracts, Private International Law and Ethics. Responsible Professor at the Legal Practice Center at UFMS. (2010 to 2011). Professor of the Post-graduate Course at the Center for International Law – Cedin, Belo Horizonte. (2016 and 2020).

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

Anderson Rodrigues was born in 1972, holds a degree in Electric Engineering with Emphasis on Power Systems from Pontifícia Universidade Católica de Minas Gerais - PUC/MG as well as a post-gradaute degree in Work Security Engineering from Universidade FUMEC. He also holds a master’s degree in management - innovation and organizational dynamic, from Centro Universitário - UMA and a doctorate in Information Systems and Knowledge Management from Universidade FUMEC (in progress).

Significant Criminal Proceedings Involving Member of Board of Directors

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

A third criminal action, also about tax evasion, was presented in the first Federal Court of Americana – judiciary of São Paulo State. The Federal Public Attorneys allege omission of information, false declaration to the tax authorities, and attempt to defraud tax inspection. The case involves more than one company chaired and managed by Mr. Abdalla. After the preliminary defense, Mr. Abdalla is of the view that the accusation should be rejected, that the case is null in its entirety, and that on the merit the accusation cannot proceed, since an acquittal judgment has been given. However, due to the interim decision by the Chair of the Federal Supreme Court on July 15, 2019, in the Special Appeal RE 1,55,941/SP, with ergo omnes effect as precedent over all other cases, dismissal of the criminal action was requested, and granted. On January 30, 2020, a further decision ruled that the case should be resumed, due to the understanding stated by the Full Supreme Court

ANNUAL REPORT AND FORM 20-F | 2022	106

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

The Executive Board is responsible for current management of the Company’s business, subject to compliance with the Long-term Strategy, the Multi-year Business Plan, and the Annual Budget, which must be prepared and approved in accordance with the by-laws. The Annual Budget shall reflect the Company’s Multi-year Business Plan and, consequently, the Long-Term Strategy, and must give details of operational revenue and expenses, costs and capital expenditure, cash flow, the amount to be allocated to payment of dividends, investments of cash from the Company’s own funds or from funds of third parties, and any other data that the Executive Board considers to be necessary.

Subject to the provisions in the preceding Clauses and good corporate governance practices, it is the duty of each member of the Executive Board to comply with these by-laws, the decisions of the General Meeting of Shareholders, and of the Board of Directors, the Internal Regulations, and decisions of the Executive Board, these being duties of the related Chief Officers’ Offices.

The following are the names, positions and dates of first appointment of the Members of the Executive Board:

Executive Board
Chief Officer	Nomination	Date of initial appointment
Chief Executive Officer – CEO	Reynaldo Passanezi Filho	January 13, 2020
Chief Trading Officer	Dimas Costa	September 1, 2016
Chief Distribution Officer	Marney Tadeu Antunes	January 5, 2021
Chief Generation and Transmission Officer	Thadeu Carneiro da Silva	July 16, 2021
CEMIGPar Director	Marco da Camino Ancona Lopez Soligo	May 2, 2022
Chief Finance and Investor Relations Officer	Leonardo George de Magalhães	March 20, 2020
Chief Counsel and Chief Officer for Regulation	Henrique Motta Pinto	November 11, 2022

Reynaldo Passanezi Filho was born in 1965, and is a graduate of the Senior Executive Program, the principal course in the Stanford University Graduate School of Business (July-August 2018). He attended the CEO course of the Getúlio Vargas Foundation in Entrepreneurial Management from March 2015 to July 2017; has a doctorate in economics from São Paulo University, 1995-2000; a master’s degree in economics from the University of Campinas, 1987-92, with distinction, for his dissertation in Industrial Organization on the subject ‘Financial Solutions and Privatization for Brazilian Steel’; a degree in economics from São Paulo University, 1983-86 (sixth-placed in the University Entrance examination); and a degree in Law from the Pontifícia Universidade Católica of São Paulo, 1983-89. He is a member of the Brazilian Bar Association (OAB). He has wide experience in positions of senior leadership in the private sector, the financial sector, and the public sector; excellence in strategy and management, with a track record of success in privatizations, restructurings and growth; and solid qualification in finance and mergers and acquisitions, with profound knowledge of Latin America and infrastructure, especially electricity.

Dimas Costa, born in 1954, earned a degree in electrical engineering from PUC Minas in 1978. From 1978 to 1980, he was an Engineer in the Water & Energy Department of Minas Gerais, where he was Division Head from 1980 to 1985. From 1978 to 1980 he worked as an engineer in the Minas Gerais Water & Energy Department. At Cemig, in 1985-1987 he was an engineer in the Distribution Unit; from 1987 to 1995 he was assistant in the Senior Power Planning & Development Management Unit; from 1995 to 1998 he was manager of the Energy Development Department; from 1998 to 2007,

ANNUAL REPORT AND FORM 20-F | 2022	107

manager for sales to corporate clients; from 2007 to 2010, general manager for sales to clients; and in 2011 to 2013, general manager for sales to the company’s clients with incentive benefits. He was formerly Director and managing partner of Ponta Energia Consultores Associados Ltda, from 2013 to 2016.

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

Marco da Camino Ancona Lopez Soligo was born in 1968 and holds a degree in economics from USP (‘Universidade de São Paulo’), MBA in Administration and Management, with emphasis in Marketing, from Université Catholique de Louvain, and Specialization in Social Law. He has over 25 years of experience in Brazilian energy companies, including 3 years as a CEO, and 16 years in corporate, financial and governance departments; and 9 years in credit, corporate, equity research and financial modeling in national and international investment banks (in Brazil, the United States and Europe). He has served as CEO and CFO of companies with shares listed on the São Paulo stock exchange (‘B3’). He has: (i) significant experience in privatizations, M&A, controllership and financial planning, debt restructuring, corporate governance, risk and internal controls, and equity investment; and (ii) a solid additional academic background, with published books and literary reviews, and proficiency in five languages (Portuguese, English, French, Spanish and Italian).

Leonardo George de Magalhães has a degree in accounting and has been an employee of CEMIG for more than 30 years. Since 2008, he has worked in the Controller’s Department, with numerous executive responsibilities in the Finance Department including accounting, tax planning, financial planning, budget, valuation of investments, cash management and forecasting of results.

Henrique Motta Pinto was born in 1982 and is a lawyer with a degree from PUC SP. From November 2022 to date, he has served as Cemig’s Chief Counsel and Chief Officer for Regulation and since February 2021 and to date he has served as the Company’s General Superintendent of Legal Affairs. He is a founding partner of the law firm Pessoa Valente | Motta Pinto Advogados, which specializes in public and regulatory law (July 2015 – November 2020).

Compensation

Compensation of Members of the Board of Directors and Executive Board

The total costs of key personnel, comprising the Executive Board, the Fiscal Council, the Audit Committee and the Board of Directors in 2022, 2021 and 2020, are within the limits approved at a General Shareholders’ Meeting, and the effects on the income statements of the years ended, are as follows:

(in millions of Reais)	2022	2021	2020
Remuneration	29	28	27
Profit sharing (reversal)	6	4	9
Assistance benefits	2	2	1
Total	37	34	37

There is no contract between CEMIG or its wholly-owned subsidiaries and affiliates and any director or officer of CEMIG that grants any kind of retirement benefits, other than the retirement plan of Forluz and the healthcare plan CEMIG Saúde, which is applicable to the Executive Officers (If qualified under the rules and regulations of Forluz) on the same terms as for other employees.

Board Practices

The Fiscal Council

Under Cemig’s by-laws, its Fiscal Council is established permanently. It holds ordinary meetings monthly and extraordinary meetings whenever necessary. It comprises five members, and their respective alternate members, elected by the

ANNUAL REPORT AND FORM 20-F | 2022	108

shareholders at the General Meeting, for a term of two years. A member may be re-elected a total of two times. The holders of the preferred shares, as a group, are entitled to elect one member of the Fiscal Council and a corresponding alternate member. A single minority holder of common shares, or a group of minority holders of common shares, with a joint interest of at least 10% of the total shares, has the right to elect one member of the Fiscal Council and a corresponding alternate. The majority of the members shall be elected by the controlling shareholder, and at least one member shall be a public employee. The primary responsibility of the Fiscal Council, which is independent from management and from the independent external auditors appointed by the Board of Directors, is to review the consolidated financial statements and report on them to the shareholders. The Fiscal Council is also responsible for providing opinions on any proposals by management to be submitted to the General Meeting of Shareholders related to: (i) changes in the share capital; (ii) issue of debentures or warrants; (iii) capital expenditure plans and budgets; (iv) distribution of dividends; (v) changes in the corporate structure; or (vi) any corporate reorganization, such as mergers, consolidations, and spin-offs. It also examines the activities of management and reports on them to the shareholders.

The current members of the Fiscal Council and their alternate members, whose terms expire at the Annual General Meeting of Shareholders to be held in 2024, are as follows:

Name	Position	Date of initial appointment
Gustavo de Oliveira Barbosa (1)	Chair	August 7, 2019
Igor Mascarenhas Eto (1)	Alternate member	November 9, 2020
Elizabeth Jucá e Mello Jacometti (1)	Member	August 7, 2019
Fernando Passalio de Avelar (1)	Alternate member	July 31, 2020
Michele da Silva Gonsales Torres (2)	Member	July 31, 2020
Ronaldo Dias (2)	Alternate member	August 7, 2019
João Vicente Silva Machado (3)	Member	April 29, 2022
Ricardo José Martins Gimenez (3)	Alternate member	April 29, 2022
(1)	Appointed by State of Minas Gerais (as the controlling shareholder).
(2)	Appointed by the holders of the preferred shares.
(3)	Appointed by the minority of the holders of voting shares.

Below is a brief biography of each member of our Fiscal Council:

Gustavo de Oliveira Barbosa, born in 1965, has a degree in accounting from UNICEUB (Centro de Ensino Unificado de Brasília), and post-graduation with MBA in executive management of Pension Funds, from the Federal District University Centre (‘ICAT/UDF’). He was Chief Executive Officer of the Rio de Janeiro State Pension Fund, Rioprevidência, from 2010 to 2016. He then served as State Secretary for Finance and Planning of Rio de Janeiro from 2016 to 2018; Technical Banking Advisor in the Regional Headquarters for Public Legal Entities at Caixa Econômica, from 2018 to 2019, and consultant at Barbosa & Mello Consultoria in 2019. He is currently State Secretary for Finance in the Minas Gerais State Government.

Igor Mascarenhas Eto, born in 1991, has a degree in Business Administration from Ibmec Minas Gerais. He was a Commercial Analyst at Ceres Finances from October 2012 to July 2013, a Finance Intern at Libe Construction Company from July 2013 to December 2013. He was an owner-partner of ArteClube Communication Company from January 2015 to November 2016; and of Person Strategic Management and Consulting Company from May 2014 to November 2016 and January 2018 to August 2019. From March 2016 to December 2017, he was also Project Manager at 2LM Strategic Management and Consulting Company. He worked for the political party Partido Novo in Belo Horizonte, as Secretary of Finances from April 2017 to April 2019, Administrative Coordinator of the campaign of Romeu Zema for Governor of Minas Gerais State from August 2018 to October 2018, and as Leader of Party Expansion for Greater Belo Horizonte since August 2017. Subsequently, he served as General Secretary of the Minas Gerais Government from January 2019 to March 2020, and since March 2020 as State Secretary of the Minas Gerais State Government.

ANNUAL REPORT AND FORM 20-F | 2022	109

Elizabeth Jucá e Mello Jacometti, born in 1960, has a degree in Economics, with specialization in finance, from Juiz de Fora Federal University (UFJF), and a master’s degree in leadership and management from the Center for Public Leadership (‘CLP’)/ Instituto Singularidade. From 2013 to 2016 she was Planning and Management Secretary of the Prefecture of Juiz de Fora, where she was also Municipal Health Secretary from 2016 to 2018. She is currently State Secretary for Social Development in the Minas Gerais State Government.

Fernando Passalio de Avelar, born in 1978, has a degree in Business Administration from Estácio de Sá College, a postgraduate degree in Government Audit from Gama Filho Foundation and a postgraduate degree in Financial Institutions Management from Pontifical Catholic University of Minas Gerais (‘PUC Minas’). He has a professional background as an executive and academic, with experience in private financial institutions and as a government employee at the State Public Finance Secretariat from 2008. Since 2009 he has worked as an internal auditor, and for many years as public manager working on public projects and policies to support the productive sector.

Michele da Silva Gonsales Torres, born in 1983, has a law degree with specialization in Corporate Law from Mackenzie University. She worked as a Compliance Specialist at LEC-Legal, Ethics & Compliance, and since 2015 has been a member of the Compliance Committee of IASP/SP, responsible for contracts and compliance in office management at the law firm ALFM Advogados. She has worked for many years as Legal Manager of a medium-sized construction and engineering company, working with company risk management, preparing Codes of Conduct and implementing the Compliance Program. She is also a specialist in analysis, preparation and management of the full range of contracts, preparation of corporate transactions and strategic legal planning for business deals. She was a member of the Fiscal Council of Cemig from 2018-2019 and was re-elected in 2020 and 2022. In 2020-2021 she was a member of the Audit Board of Light S.A.

Ronaldo Dias, born in 1946, has a degree in Accounting from Faculdade Moraes Júnior. From 2014 to 2016 he was an alternate member of the Audit Board of CEG, the Rio de Janeiro Gas Distribution Company. Subsequently he was an alternate member of the Fiscal Council of Cemig, from 2016 to 2018. Since 2017 he has been a director of Banco Clássico.

João Vicente Silva Machado, born in 1983, is a lawyer. He worked as a Cabinet Officer, a management position, in the Office of a Judge of the Third Chamber of Commercial Law of the TJSC, from November 2015 to February 2017, then as legal advisor in the office of a member of the Fourth Chamber of Public Law of the TJSC, until July 2020. Since that date he has held management positions in private companies and practiced law with a focus on corporate governance. He has been a member of the Fiscal Council of Eternit S.A. since 2020 and was an alternate member of the Fiscal Council of Tecnisa S.A. from 2019 to 2020.

Ricardo José Martins Gimenez, born in 1967, is an equity partner at the law firm ALFM – Alves Ferreira & Mesquita Sociedade de Advogados, since July 2015, acting as lawyer, administrator and financial advisor in HR subjects including management, timecard control, dismissal and admission.

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

ANNUAL REPORT AND FORM 20-F | 2022	110

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

Name	Position
Roberto Tommasetti	Member/Financial specialist
Afonso Henriques Moreira Santos	Member
Pedro Carlos de Mello	Coordinator

The following is a brief biography of each member of our Audit Committee:

Roberto Tommasetti, born in Italy in 1973, has Brazilian citizenship, and is a Certified Public Accountant in both countries. He has a degree in Economics from the University of Naples (Italy), a Master’s degree in Accounting and Actuarial Sciences from the Pontifical Catholic University of São Paulo, a Doctorate in Accounting from the Federal University of Rio de Janeiro (UFRJ) and a Post-Doctorate in Accounting & Control from the State University of Rio de Janeiro. Professor of graduate and postgraduate accounting courses at UFRJ, he is author and reviewer of accounting journals and congresses. Certified as a Board of Director, Audit Committee and Fiscal Council member by the Corporate Governance Brazilian Institute (IBGC), he has experience as a member of these boards at various companies. He served as CFO, Chief Controller, and Independent Auditor.

Afonso Henriques Moreira Santos, born in 1957, has a degree in Electrical Engineering. From April 2019 to December of the same year he was a member of the Board of Directors of Light S.A. From October 2006 to April 2019, he was a Board member at IX Estudos e Projetos Ltda. He served as full time professor at the Federal University of Itajubá from January 1980 to March 2016.

Pedro Carlos de Mello, born in 1952, has a degree in accounting from the Federal District Unified Teaching Association (AEUDF), a degree in Economics from the Political Sciences and Economics College of Cruz Alta, and MBA degree in controllership from Fipecafi (The Accounting, Actuarial and Financial Research Institute Foundation of São Paulo University – ‘USP’), MBA in training of executives from Coppead (the Postgraduate Management Research Institute of Rio de Janeiro Federal University – ‘UFRJ’), and postgraduate degree in accounting, costs, and auditing from the Getúlio Vargas Foundation (‘FGV’). For the Accounting Management Unit of Banco do Brasil S.A. in Brasília (DF), he was Chief Accountant from April 2007 to March 2009; Executive Manager for Supervision of Brazilian Subsidiaries and Foreign Offices (‘Gesex’) from April 1999 to April 2007; and acting General Manager for Accounting in absences of the principal office holder (in Brasília), from 1998 to April 2007. He was General Coordinator of Management Information for the Technical Analysis Director (‘DITEC’) of the National Pension Plan Authority (‘Previc’) in 2014, and a substitute member of the Fiscal Council of Usiminas in 2016 and 2017. Since 2016 he has been a member of the Audit Committee of the Minas Gerais Development Bank (‘BDMG’).

Employees

On December 31, 2022, we had 4,969 employees at CEMIG, CEMIG D and CEMIG GT, of which 192 were management level and 10 were contracted to provide temporary outsourced services. As of December 31, 2021, we had 5,025 employees at CEMIG, CEMIG D and CEMIG GT, of which 190 were management level and 52 were contracted to provide temporary outsourced services. As of December 31, 2020, we had 5,254 employees at CEMIG, CEMIG D and CEMIG GT, of which 179 were management level and 103 were contracted to provide temporary outsourced services.

This table presents the breakdown of our employees by type on those dates:

Number of Employees as of December 31, (1)	2022 (2)	2021 (3)	2020 (4)
Managers	192	190	179
Professional staff	1,139	1,113	1,133
Operational technical staff and office employees	3,638	3,722	3,942
Total	4,969	5,025	5,254

ANNUAL REPORT AND FORM 20-F | 2022	111

(1)	These figures include only employees of CEMIG GT, CEMIG D and CEMIG.
(2)	In 2022, 377 employees were hired and 429 left CEMIG.
(3)	In 2021, 235 employees were hired and 467 left CEMIG.
(4)	In 2020, 104 employees were hired and 444 left CEMIG.

Unions

Meetings are held throughout the year for collective negotiation with the unions that represent the employees. The Collective Work Agreements (Acordos Coletivos de Trabalho, or ‘ACTs’) that result from these meetings cover salary adjustments, benefits, rights and duties of the employment relationship, and come into effect starting on November 1st of each year until the end of the validity of each respective Collective Work Agreement.

Negotiations between the Company and the Unions for the 2021-2023 Collective Work Agreements were concluded with effective from November 1, 2021 to October 31, 2023.

In the 2021/2023 collective work agreement, the company and the unions agreed on a readjustment of the economic benefits to ensure the replacement of losses resulting from inflation in the period, with an adjustment of 11.08%, which corresponds to the full inflationary index accumulated in the last 12 months before the base date, in addition to ensuring the correction of salaries and benefits.

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

The current Careers and Remuneration Plan was put in place in June 2022 aiming to provide us with the instruments of compensation considered to be necessary to maintain an equitable and competitive payment structure and establish criteria for personnel movement between areas of the company and promotions.

This table presents the monthly average base salary and monthly average total compensation, by job category of CEMIG, as of December 31, 2022:

December 31, 2022 (R$)	Average monthly base salary	Average monthly compensation
Managers	23,637.96	37,817.30
Professional staff	12,897.80	15,228.64
Operational technical staff and office employees	6,227.96	9,448.65

ANNUAL REPORT AND FORM 20-F | 2022	112

Program for Sharing in Profit, Results, and Productivity

CEMIG has a program for sharing profits and results with employees in accordance with applicable Brazilian employment legislation. Profits are distributed only if, in aggregate, at least 70% of the corporate targets and 70% of the net income forecast in the budget are achieved, after relative weighting for each of the corporate and operational indicators.

In 2022 the collective agreement for distribution of profits or results established a maximum payment for multiple salaries, covering in the program all its employees, including managerial positions. To qualify to receive this portion, Cemig monitors and calculates a basket of corporate indicators and specific indicators for each manager, linked to the challenges of the business and the economic and financial sustainability of the company.

The calculation of the profit-sharing distribution will be based on the Result of Indicators, and the payment will be made 100% in proportion to the individual remuneration of each employee among all the employees represented by the signatory entities of the referred agreement.

The basket of indicators for 2022 contains 5 corporate indicators and 3 to 4 specific indicators, according to the specificities of each area.

Benefits

CEMIG provides its employees a range of benefits, such as reimbursement of disability-related expenses of employees and/or their dependents, funeral assistance in the event of death of an employee or of his or her direct dependents, and payment of part of the employee’s contribution to the complementary pension plan. In 2022, a total of R$170 million was paid in employee benefits, comprising R$81 million in contributions to the pension plan and R$89 million in assistance benefits.

Voluntary Retirement Programs

In April 2022, the Company approved the Voluntary Programmed Separation Plan for 2022 (‘2022 PDVP’). All the employees are eligible to join the program.

The program provided for the payment of severance funds: amounts proportional to the balance of salaries, vacation, vacation gratuity, special gratification and 13th salary. In order to make the program more attractive, the company awarded an additional award as shown in the table below:

Years at Cemig	Multiple each year
0 to 15	20% of remuneration for each year of work
16 to 24	30% of remuneration for each year of work
Greater than or equal to 25	Fixed amount of 12 remunerations

In this Program, the employment contract was terminated by dismissal "On Request", pursuant to Articles 477 and 487 of the Consolidation of Labor Laws. That is, there was no payment of the Employee’s Severance Guarantee Fund of Brazil (Fundo de Garantia por Tempo de Serviço, or ‘FGTS’) severance fine and the indemnified prior notice.

The Program has reached 298 employees and the Company expects to save R$93 million per year.

Health and Safety

As a result of the various initiatives and programs from CEMIG, focused on health and safety at work, accident indicators have shown a significant reduction over the last years.

The corporate indicator Frequency Rate of Work-Related Injuries with Absence (‘TFA’) of the workforce, reached 1.48 accidents per million hours worked in December 2022, one of the best results achieved by the Company in the last seven years. However, this was an increase of 26.5% above the rate achieved in 2021 (1.17) but a decrease of 10.8% comparing to the result in 2020 (1.66). The TFA in 2022 was 33.33% above the limit of 1.11 set by the Company.

In 2022 the Company had its workforce (working simultaneously) increase 35.4% compared to 2021 due to the end of the DDP cycle - Distribution Development Plan. The peak of employees working simultaneously in 2022 was 28,435 persons compared to 20,999 in 2021.

ANNUAL REPORT AND FORM 20-F | 2022	113

Share Ownership

None of our directors or executive officers owns, on an individual basis, 1% or more of our common shares or preferred shares (including ADSs representing common shares or preferred shares) or of our total equity share capital.

Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

ANNUAL REPORT AND FORM 20-F | 2022	114

Item 7.	Major shareholders and related party transactions
Major Shareholders

On March 31, 2023, the government of the State of Minas Gerais was the holder, directly and indirectly of 375,061,323 common shares, or 50.97% of CEMIG’s shares carrying the right to vote. As of the same date, FIA Dinâmica Energia, our second largest shareholder, held 235,488,192 common shares, or 32.00% of that class of shares, and 116,951,354 preferred shares, or 7.98% of that class of shares.

The table below provides information about ownership of the common and preferred shares in CEMIG as of March 2023:

Shareholder	Common Shares	% of the Class	Preferred Shares	% of the Class
Minas Gerais State Government (1)	375,061,323	50.97%	27,146,830	1.85%
FIA Dinâmica Energia Fund	235,488,192	32.00%	116,951,354	7.98%
BNDES Participações S/A – BNDESPar	82,007,784	11.14%	-	-
BlackRock	-	-	220,465,452	15.04%
Total of all members of Board of Directors, Executive Board and Fiscal Council	14,947	0.01%	144,574	0.01%
Others	43,275,276	5.88%	1,099,968,792	75.06%
Total shares	735,847,522	100.00%	1,464,677,002	99.94%
Shares in treasury	102	-	846,062	0.06%
Total shares issued	735,847,624	100.00%	1,465,523,064	100.00%
(1)	The shares attributed in this line to the State of Minas Gerais include shares held by Minas Gerais Participações S.A., a Brazilian stock company (‘sociedade por ações’), and other agencies of the State government and companies controlled by the State of Minas Gerais.

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

As of March 31, 2023, CEMIG had 1 registered holder of common shares represented by ADRs who were registered in the United States, holding a total of 1,829,663 common shares; and 12 registered holders of preferred shares represented by ADRs who were registered in the United States, holding a total of 238,842,388 preferred shares.

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

On June 30, 2022 the FIA Dinâmica Energia Fund notified us that it had increased its holding of common shares of CEMIG to 221,306,092, equivalent at that time to 30.07% of the voting stock of Cemig and increased its holding of preferred shares of CEMIG to 122,302,254, equivalent at that time to 8.34% of the preferred shares.

On April 10, 2023, BlackRock, Inc. (“BlackRock”) notified us that on April 4, 2023, it increased its holding of shares of CEMIG to 10.015% of the Company's total capital. Blackrock now holds 198,316,005 preferred shares and 22,149,447 ADRs, representing 22,149,447 preferred shares, totaling 220,465,452 (15.043%) preferred shares and 16,836,657 derivative financial instruments referenced to preferred shares with a financial settlement, accounting for approximately 1.148% of the total preferred shares issued by Cemig.

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

CEMIG is party to the following transactions with related parties (refer to Note 30 to the consolidated financial statements for more details):

ANNUAL REPORT AND FORM 20-F | 2022	115

•	Sale of energy supply to the Minas Gerais State government. The price of the supply is set by the grantor (ANEEL) through a Resolution relating to the annual tariff adjustment of Cemig D. In 2017 the government of Minas Gerais State signed a debt recognition agreement with Cemig D for payment of debts relating to the supply of power due and unpaid, in the amount of R$113 million, up to November 2019. These receivables have guarantees in the form of CEMIG’s right to retain dividends and Interest on Equity otherwise payable to the State (in proportion to the State’s equity interest in the Company), for as long as any payments are overdue or in default. On March 31, 2021, Cemig D obtained authorization from the Minas Gerais State Finance Secretary to offset part of the ICMS tax payable to the state against the debt owed by the State government to the Company, under State Law 23,705/2020. The monthly amount to be offset was R$10.5 million, in 21 equal installments. As of December 31, 2022, all installments were paid;
•	Inflation advances against Future Capital Increase (‘AFAC’), which were returned to the State of Minas Gerais. These receivables have a guarantee in the form of CEMIG´s right to retain dividends and Interest on Equity otherwise payable to the State (in proportion to the State’s equity interest in the Company), for as long as any payments are overdue or in default. The balance receivable on December 31, 2022 was R$13 million (R$13 million on December 31, 2021);
•	Transactions in energy between generators and distributors were made in auctions organized by the Federal Government; transactions for transport of energy, made by transmission companies, arise from the centralized operation of the National Grid carried out by the National System Operator (‘ONS’);
•	Contract to provide plant operation and maintenance services related to transmission services;
•	Legal actions realized and legal actions provisioned arising from the agreement made between Aliança Geração (jointly controlled entity), Vale S.A. (company which we have joint ventures in common) and CEMIG. The action is provisioned in the amount of R$156 million (R$149 million on December 31, 2021), of which Cemig’s portion is R$55 million (R$52 million on December 31, 2021);
•	The contracts of Forluz are updated by the Expanded Customer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or ‘IPCA’) calculated by the Brazilian Geography and Statistics Institute (‘IBGE’) plus interest of 6% p.y. and will be amortized up to the business year of 2031 (see Note 24 to the consolidated financial statements);
•	The Company’s contributions to the pension fund for the employees participating in the Mixed Plan, and calculated on the monthly remuneration, in accordance with the regulations of the Fund;
•	Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s payroll;
•	Rental of the Company’s administrative head offices from Forluz (the employee pension fund), in effect up to August 2024 (able to be extended every five years, up to 2034), with annual inflation adjustment by the IPCA index and price reviewed every 60 months. On September 20, 2021, the lease contract was adjusted upward by 8.72%, corresponding to accumulated IPCA inflation over the prior 12 months;
•	Post-employment obligations relating to the employees’ health and dental plan (CEMIG Saúde). (See Note 24 to the consolidated financial statements);
•	The relationship between CEMIG and its investees are described in Note 16 – Investments to the consolidated financial statements.

Interests of Experts and Counsel

Not applicable

Item 8.	Financial Information
Consolidated Statements and Other Financial Information

Find our consolidated financial statements, which begin on page F-1 of this document.

ANNUAL REPORT AND FORM 20-F | 2022	116

Legal and Administrative Proceedings

The Company, in particular CEMIG GT and CEMIG D, are involved in certain legal and administrative proceedings regarding tax, regulatory, customer, administrative, environmental, employment-law and other issues, in relation to its business. In accordance with IFRS, we record and disclose the amounts of the proceedings that we have determined a loss to be ‘probable’ and disclose the amounts of the proceedings in which we have determined a loss to be ‘possible’; to the extent, these amounts can be reasonably estimated. For more information regarding such contingencies, see Note 25 to the consolidated financial statements.

Regulatory Matters

CEMIG and CEMIG D are parties in lawsuits arising from clauses of energy supply contracts for public lighting, signed with various municipalities in the concession area. These actions request restitution of a portion of amounts charged in the last 20 years, in the event that the courts recognize that these amounts were unduly charged. The proceedings are based on an alleged mistake by CEMIG in the estimate of time used for the calculation of the consumption of energy by public lighting paid for by the Public Lighting Contribution (Contribuição de Iluminação Pública, or ‘CIP‘). On December 31, 2022, the amount involved in these actions was R$1.433 billion, and the probability of loss were assessed as ‘possible’, since, although the case law is amply in favor of CEMIG, it has not been definitively consolidated.

CEMIG GT filed an application to be included a joint defendant in a lawsuit brought by AES Sul against ANEEL, seeking annulment of ANEEL Dispatch No. 288/2002, which set the guidelines for interpretation of ANEEL Resolution No. 290/2000, and thus changed the condition of AES Sul Distribuidora, from creditor to debtor of the Wholesale Energy Market (Mercado Atacadista de Energia, or ‘MAE’), predecessor of the present CCEE. CEMIG GT obtained an interim decision to suspend the deposit that had been ordered in favor of AES, determined in the process of financial settlement, for the historic amount. The application to be joined as a party was granted and CEMIG GT is a co-litigant with Centrais Elétricas de Santa Catarina S.A. (‘CELESC’) in the principal case (‘Ordinary Action’), resulting in CEMIG D being able to present petitions and appeals in that action if necessary. A Special Appeal was filed against the decision allowing for CEMIG D’s joinder before the Superior Court of Justice (Superior Tribunal de Justiça, or ‘STJ’), which awaits judgment. This appeal does not prevent CEMIG GT from acting in the case to which it was admitted. Judgment at first instance was given against said Ordinary Action, and AES filed an appeal, which was granted. The Appeal Court Judgment on the appeal was the subject of a Motion for Clarification by CEMIG GT, on which judgment was given (cognizance taken, and appeal granted in part as to confirmation that only ANEEL should bear the costs of loser’s fees). As to the merits of the question, an appeal was lodged (against non-unanimous decision by an appellate court, which awaits judgment. On December 31, 2022, the amount involved in the action was R$506.7 million, and the probability of loss were assessed as ‘possible’ since there is still the possibility of the second instance decision being modified in the appeals that are currently awaiting judgment.

Company and its subsidiaries are involved in numerous administrative and judicial proceedings, challenging, principally: (i) tariff charges in invoices for use of the distribution system by a self-producer; (ii) alleged violation of targets for continuity indicators in retail supply of energy; and (iii) the tariff increase made during the federal government’s economic stabilization plan referred to as the ‘Cruzado Plan’, in 1986. On December 31, 2022, the aggregate amount of the contingency is R$484 million, of which R$47 million has been recorded as provision – the amount estimated as probably necessary for settlement of these disputes.

Tariff Increases

The Federal Public Attorneys’ Office filed a class action against CEMIG D and ANEEL, to avoid exclusion of customers from classification in the Low-income Residential Tariff Sub-category and requesting an order for CEMIG D to pay 200% of the amount allegedly paid in excess by customers in that sub-category. Judgment at first instance was given in favor of the Federal Public Attorneys, and CEMIG D and ANEEL have filed an appeal with Federal Regional Court (Tribunal Regional Federal, or ‘TRF’) and the Court upheld the appeal on August 29, 2022. Currently, the process awaits judgment of the appeal of the Federal Public Attorneys’ Office. As of December 31, 2022, the amount involved in this case was R$483 million the chance of loss has been classified as ‘possible’ due to the existence of other judgments, both in the judiciary and in the administrative sphere, that are in favor of the argument put forward by CEMIG D.

Tax and Similar Charges

CEMIG, CEMIG GT and CEMIG D are parties in various legal actions disputing the applicability of the Urban Land Tax (Imposto Territorial Urbano, or ‘IPTU’), on Real estate properties designed for public service concessions. This is a matter on which case law has not been established by the higher courts. As of December 31, 2022, the amount involved in these actions for

ANNUAL REPORT AND FORM 20-F | 2022	117

which probability of loss were assessed as ‘probable’ totaled R$4 million and the proceedings in which the probability of loss were assessed ‘possible’ totaled R$90 million.

In 2006, CEMIG, CEMIG GT and CEMIG D advanced funds to some of their employees in exchange for their rights to future payments, referred to as the ‘Anuênio.’ No income tax or social security contributions were collected in connection with those payments, since it is our opinion that they are not applicable The Brazilian Federal Revenue Service, however, initiated an administrative proceeding seeking to levy taxes on such payments. In order to avoid the risk of imposition of penalties, we filed two writs for mandamus, which were decided unfavorably to us in the lower court. We have appealed and are awaiting the ruling of the Court of Appeals on whether the income tax is applicable. Regarding the social security contributions, the Federal Regional Court (Tribunal Regional Federal, or ‘TRF’) ruled against us. We appealed to the Superior Courts, which have not yet rendered a decision. On December 31, 2022, the amount involved in these actions was, , R$169 million, and we have assessed the chance of loss as ‘possible’, in view of the indemnity nature of the advance payments made to the employees and the absence of specific case law in Superior Court of Justice (Superior Tribunal de Justiça, or ‘STJ’) and the TRF of the First Region (‘TRF1’). We emphasize that, in relation to Income Tax, both the STJ and the TRF of the First Region adopt the position that there is no tax levied on payments arising from the suppression of employees’ collective bargaining rights when agreed through a collective agreement, since such amounts are considered as being of an indemnity nature.

INSS initiated an administrative proceeding against CEMIG in 2006 alleging non-payment of the social security contribution on the amounts paid to our employees and directors as profit-sharing in the period 1998 to 2004. In 2007, we filed a writ of mandamus seeking declaration that such profit-sharing payments were not subject to social security contributions. We received a partial favorable decision in 2008, which declared non-applicability of the contribution of social security on the profit-sharing amounts paid for employees, and its applicability on the profit-sharing amounts paid to directors. We have appealed the decision and, on August 23, 2019, the TRF of the 1st Region issued a ruling giving partial approval to declare the decay of tax credits related to taxable events that occurred up to August 2001 but denying the other requests. As a result of this decision, we started a new judicial discussion with the objective of producing evidence. On December 31, 2022, the amount involved in this action was assessed as R$205 million, and we have assessed the chance of loss as ‘probable’.

The Brazilian Federal Tax Authority (‘Secretaria da Receita Federal’) has brought, in addition to the process mentioned above, other administrative proceedings against CEMIG, CEMIG GT, CEMIG D and Rosal Energia S.A., in relation to Social Security contributions under various headings: employee profit sharing, the Workers’ Food Program (Programa de Alimentação do Trabalhador, or ‘PAT’), the education support contribution (‘auxílio-educação’), time-of-service bonuses, Special Additional Retirement payments, taxes under suspended enforcement, overtime payments, hazardous occupation payments, matters related to Sest/Senat (transport workers’ support programs), donations, sponsorships, and fines for non-compliance with accessory obligations. We have presented defenses and wait for judgment. As of December 31, 2022, the amount involved in these actions was R$1.6 billion. As a result of the decision by the TRF of the 1st Region mentioned above, the amounts for which probability of loss were assessed as ‘probable’ totaled R$1.1 billion and the proceedings in which the probability of loss were assessed ‘possible’ totaled R$453 million.

CEMIG, CEMIG GT, CEMIG D and Sá Carvalho S.A. are parties in administrative proceedings in relation to Corporate Income Tax (‘IRPJ’) and the Social Contribution on Net income (‘CSLL’). As of December 31, 2022, the amount involved in these actions were assessed as R$517 million, and the probability of loss assessed as ‘possible’. The infringement notices for the Social Contribution (CSLL) tax are due in particular to the companies having excluded from their declared basis of calculation for this tax, amounts relating to: (i) cultural and artistic donations and sponsorship; (ii) payments of punitive fines; (iii) taxes with liability suspended; and (iv) expenses on amortization of goodwill, since there is no provision in law that supports taxation of amounts reported under this heading. The infringement notices for corporate income tax are due to the fact that when calculating the real profit, the companies considered as expenses the amounts spent on technological innovation, under Law 11,196/05. The Trade and Industry Ministry (‘MCTI’), which initially, due to lack of information, had not recognized this legal categorization of these amounts, is reviewing its legal opinions now that it is in possession of the information sent by the companies.

The Federal Tax Authority issued an infringement notice on Parati – Participações em Ativos de Energia Elétrica (‘Parati’), a CEMIG affiliated company, and as a jointly responsible party, on CEMIG, in relation to the Withholding Income Tax (Imposto de Renda Retido na Fonte, or ‘IRRF’) allegedly applicable to capital gains arising from the disposal of assets or rights in Brazil by a non-resident, on the basis of allegedly being the legal entity responsible for the withholding and payment of the tax. The transaction in question was in regard to the purchase by Parati, and sale by Enlighted, on July 7, 2011, of a 100% interest in Lepsa LLC (a company headquartered in Delaware, USA). Lepsa LLC was also the owner of 75% of the quotas of Luce Brasil Fundo de Investimento em Participações (‘FIP Luce’), which in turn was the indirect holder, through Luce Empreendimentos e Participações S.A., of 13.03% of the total and voting share of Light (Light, which has only issued common shares). After certain transactions, Parati became the direct holder of 100% of the shares of Luce Empreendimentos e Participações S.A. (LEPSA), which in turn was the holder of 13.03% of the voting share and total share capital of Light. After successive corporate transactions, Parati was merged into CEMIG and, consequently, succeed its position in this process. On May 2,

ANNUAL REPORT AND FORM 20-F | 2022	118

2016, the Delegated Judgment office of the Federal Tax Authority decided on the challenge presented by Parati and CEMIG: it maintained the posting of the tax credit against Parati, and in relation to CEMIG, it upheld the principle of joint liability. The companies then appealed, and the Voluntary Appeal is pending judgment by CARF. As of December 31, 2021, the amount claimed in this case totaled R$256 million and the chance of loss was assessed as ‘possible’, mainly due to the matters of fact: (i) on the question of simulation, the condition in this specific case is more favorable than that in the precedents that are found in the case law. If the allegation of simulation is overturned, we believe that there will be no legal case for the demand for payment; (ii) on the merit, because this is a very specific transaction, there are no similar precedents; and (iii) with regards to the fine, the same arguments hold as to the singular nature of this specific case.

CEMIG and its wholly owned subsidiaries, especially CEMIG GT and CEMIG D, are parties in various court and administrative proceedings dealing with offsetting of credits arising from tax losses in corporate income tax returns, and payments made in excess, identified by Federal Revenue Payment or Credit Receipts, involving corporate income tax, the Social Contribution on net income and the PIS and Cofins taxes. The companies are contesting the non-ratification by the authorities of these offsetting and attempts by the federal tax authorities to recover the amounts of these taxes to be compensated. On December 31, 2022, the amount involved in these for which the probability of loss was assessed as ‘probable’ totaled R$1.2 million and the proceedings in which the probability of loss were assessed ‘possible’ totaled R$163 million.

CEMIG and its subsidiaries are involved in numerous administrative and judicial claims actions relating to taxes, including, among other matters, subjects relating to the Rural Property Tax (‘ITR’); the Tax on Donations and Legacies (‘ITCD’); the Social Integration Program (Programa de Integração Social, or ‘PIS’); the Contribution to Finance Social Security (Contribuição para o Financiamento da Seguridade Social, or ‘Cofins’); Corporate Income tax (‘Imposto de Renda Pessoa Jurídica’, or ‘IRPJ’); the Social Contribution (‘Contribuição Social sobre o Lucro Líquido’, or ‘CSLL’); and motions to tax enforcement. As of December 31, 2022, the amount involved in these actions for which probability of loss were assessed as ‘probable’ totaled R$23 million and the proceedings in which the probability of loss were assessed ‘possible’ totaled R$433 million.

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

Considering that the State of Minas Gerais, over a period of more than 25 years, has never made any allegations against the methodology of calculation by the Company, the managers, together with their legal advisers, believe that there is a defense under Article 100, III of the National Tax Code, which removes claims for penalties and interest; and that the contingency for loss related to these amounts is ‘remote’. In relation to the argument on the difference between the amount of ICMS tax calculated by Gasmig and the new interpretation by the state tax authority, the probability of loss was considered ‘possible’. In July 2021, Gasmig filed a lawsuit against the State of Minas Gerais. The infraction notices are suspended until the merits of the action are determined. On December 31, 2022 the amount of the contingency for the period relating to the rules on expiry by limitation of time is R$182 million.

Contracts

CEMIG D is a party in court disputes involving claims for rebalancing of contracts to implement part of the rural electrification program known as Luz Para Todos (‘Light for All’). As of December 31, 2022, the amount involved in these actions was R$470.1 million and the probability of loss was assessed as ‘possible’.

Employment Law Obligations

CEMIG, CEMIG GT and CEMIG D are parties in various labor claims filed by their employees and by employees of companies that provide them with services. Most of these claims relate to overtime and additional pay, severance payments, various benefits, salary adjustments and the effects of such matters on a supplementary retirement plan, and the use of outsourced labor. Under Brazilian employment laws, claimants must file claims for any unpaid amounts to which they are entitled within two years from the relevant termination of the employment contract, and such rights are limited to a period of five years prior to the filing of the claim. On December 31, 2022, the value of the claims for which the probability of loss had been assessed as ‘probable’ was R$410 million; for those with probability of loss assessed as ‘possible’ the amount was R$1.199 billion.

ANNUAL REPORT AND FORM 20-F | 2022	119

Environmental Issues

CEMIG, CEMIG GT and CEMIG D are party to several other administrative and judicial proceedings and claims involving environmental matters, regarding certain protected areas, environmental licenses and remediation of environmental damages, among others. On December 31, 2022, the amount for which probability of loss were assessed as ‘probable’ was R$297 thousand and the proceedings in which the probability of loss were assessed ‘possible’ totaled R$255 million.

Property and Liability

CEMIG, CEMIG GT and CEMIG D are party in several legal proceedings, mainly as defendant, relating to Real property and to indemnity arising from accidents taking place in the ordinary course of the business. On December 31, 2022 the amount for which probability of loss were assessed as ‘probable’ was R$36 million and the total of proceedings in which probability of losses were assessed as ‘possible’ was R$537 million.

Specifically in civil lawsuits, involving land lawsuits, on December 31, 2022, the amount for which probability of loss is classified as "probable" is R$1.8 million, and the total of lawsuits for which probability of loss is classified as "possible" is of R$135.8 million.

Other proceedings

Company and its subsidiaries are involved as plaintiff or defendant, in other less significant claims, related to the normal course of their operations including: provision of cleaning service in power line pathways and firebreaks, indemnities for rescission of contracts, on a lesser scale, and disputes alleging losses suffered because of supposed breaches of contract at the time of provision of services of cleaning of power line pathways and firebreaks. As of December 31, 2022, the amount involved in these actions for which probability of loss were assessed as ‘possible’ totaled R$397 million and the proceedings in which the probability of loss were assessed ‘probable’ totaled R$10.2 million.

Customer’s claims

Company and its subsidiaries are involved in various civil actions relating to indemnity for moral injury and for material damages, arising, principally, from allegations of irregularity in measurement of consumption, and claims of undue charging, in the normal course of business. As of December 31, 2022, the amount involved in these actions for which probability of loss were assessed as ‘possible’ totaled R$231 million and the proceedings in which the probability of loss were assessed ‘probable’ totaled R$41 million.

Renova: Application to override corporate identity

A Receivables Investment Fund (Fundo de Investimento em Direitos Creditórios – FIDC) filed an application for Override of Legal Identity (Incidente de Desconsideração da Personalidade Jurídica – IDPJ) in relation to certain companies of the Renova group, aiming to include some shareholders of Renova, including the Company and its subsidiary CEMIG GT, as defendants jointly and severally liable. The amount involved in this dispute is estimated at R$103 million on December 31, 2022. The probability of loss has been assessed as ‘possible’.

Dividend Policy and Payments

Mandatory Dividend—Priority and Amount of Dividends

Under our by-laws, we are required to pay to our shareholders, as mandatory dividends, 50% of the net income of each fiscal year ending December 31, determined in accordance with Law 6,404, enacted on December 15, 1976, or ‘Brazilian Corporate Law’. Our preferred shares have priority in the allocation of the minimum mandatory dividend for the period in question. The order of priority of the dividend distribution is as follows:

The annual minimum dividend for the preferred shares: these have preference in the event of repurchase of shares, and have an annual minimum dividend equal to the greater of the following:

•	10% of their par value; or
•	3% of the shareholders’ equity associated with it;
•	The dividends on the common shares, up to the minimum percentage for the preferred shares.

ANNUAL REPORT AND FORM 20-F | 2022	120

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

Unrealized profit reserve: Article 197 of the Brazilian corporate law 6,404/76 allows the Company to pay the mandatory dividend, calculated as required by the Bylaws, up to the amounts of the realized portion of the net income for the year (received in cash). The excess between such mandatory dividend amount and the dividends that will be actually paid was recorded in the ‘Unrealized profit reserve’.

On December 10, 2021, the Company declared payment of Interest on Capital in the amount of R$955 million, on account of the amount of the minimum mandatory dividend for 2021, and payable to shareholders whose names were on the Company’s Nominal Share Registry on December 21, 2021. This amount was paid in two installments, the first on June 30, 2022 and the second on December 29, 2022. The Board of Directors proposed to the Annual General Meeting (‘AGM’) held on April 29, 2022 the payment of dividends for the year 2021 of R$1.012 million, to holders whose names are in the Company´s Nominal Share Registry on the date of the AGM. This amount was paid in two installments, the first on June 30, 2022 and the second on December 29, 2022.

On March 23, 2022, the Company declared payment of Interest on Capital in the amount of R$245 million, on account of the amount of the minimum mandatory dividend for 2022, and payable to shareholders whose names were on the Company’s Nominal Share Registry on March 28, 2022. This amount was paid on December 29, 2022. On June 15, 2022, the Company declared payment of Interest on Capital in the amount of R$353 million, on account of the amount of the minimum mandatory dividend for 2022, and payable to shareholders whose names were on the Company’s Nominal Share Registry on June 24, 2022. On September 20, 2022, the Company declared payment of Interest on Capital in the amount of R$471 million, on account of the amount of the minimum mandatory dividend for 2022, and payable to shareholders whose names were on the Company’s Nominal Share Registry on September 23, 2022. On December 14, 2022, the Company declared payment of Interest on Capital in the amount of R$398 million, on account of the amount of the minimum mandatory dividend for 2022, and payable to shareholders whose names were on the Company’s Nominal Share Registry on December 21, 2022. On December 22, 2022, the Company declared payment of Interest on Capital in the amount of R$515 million, on account of the amount of the minimum mandatory dividend for 2022, and payable to shareholders whose names were on the Company’s Nominal Share Registry on December 27, 2022. The amounts above will be paid in two installments, the first by June 30, 2023 and the second by December 30, 2023.

On March 24, 2023, the Board of Directors proposed to the Annual General Meeting (AGM) to be held on April 27, 2023 the payment of dividends for the year 2022 of R$249 million, to holders whose names are in the Company´s Nominal Share Registry on the date of the AGM. The payment of dividends will be paid in two installments, the first by June 30, 2023 and the second by December 30, 2023.

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

ANNUAL REPORT AND FORM 20-F | 2022	121

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

Interest on Equity

Brazilian corporations are permitted to distribute dividends in the form of a tax-deductible notional interest expense on shareholders’ equity in accordance with Law 9,249/1995 of December 26, 1995, as amended. The amount of tax-deductible interest that may be paid is calculated by applying the daily pro rata variation of the TJLP on the shareholders’ equity during the relevant period and cannot exceed the greater of:

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

Currency Exchange

Payments of cash dividends and distributions, if any, will be made in Reais to the custodian on behalf of the depositary bank, which will then convert such proceeds into U.S. dollars and transfer such U.S. dollars to the depositary bank for distribution to holders of ADRs. If the custodian is unable to immediately convert the Reais received as dividends into U.S. dollars, the amount of U.S. dollars payable to the holders of ADRs may be adversely affected by devaluations of the Real that occur before such dividends are converted and remitted. The Real appreciated 5.46% in comparison to the U.S. dollar in 2022. See “Item 3, Key Information—Risk Factors—Risks Relating to Brazil— The Federal Government exercises significant influence on the Brazilian economy, Political and economic conditions can have a direct impact on our business”.

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

ANNUAL REPORT AND FORM 20-F | 2022	122

Declaration History of Dividends and Interest on Capital (1)

Dividend Year	Common Shares		Preferred Shares
	(in millions of R$) (2)	(in millions of US$) (3)	(in millions of R$) (2)	(in millions of US$) (3)
2020 (4)	496	88	986	176
2021 (5)	658	133	1,309	265
2022 (6)	747	141	1,486	281
(1)	Under Brazilian accounting practices, dividends and Interest on Capital are accounted in the business year in which the income from which the dividends are declared, provided that they are previously approved;
(2)	Amounts expressed in Reais are expressed in nominal Reais;
(3)	The amounts in USD displayed above are for illustrative purposes only and were calculated by dividing the amount of dividends and interest on capital paid, expressed in nominal Reais, by the exchange rate obtained from the Federal Reserve Board’s website on respective ‘record dates’; for 2022 - as of December 30 2022;
(4)	On September 22, 2020, the Company declared payment of Interest on Capital in the amount of R$120 million, on account of the amount of the minimum mandatory dividend for 2020, and payable to shareholders whose names were on the Company’s Nominal Share Registry on September 25, 2020. This amount was paid in two installments, the first on June 30, 2021 and the second on December 30, 2021. On December 23, 2020, the Company declared payment of Interest on Capital in the amount of R$433 million, on account of the amount of the minimum mandatory dividend for 2020, and payable to shareholders whose names were on the Company’s Nominal Share Registry on December 30, 2020. This amount was paid in two installments, the first on June 30, 2021 and the second on December 30, 2021. According to the proposal of the Ordinary and Extraordinary General Meetings of Shareholders to be held on April 30, 2021, the Company proposed payment of R$929 million as mandatory minimum dividend to holders of common and preferred shares whose names are on the Company’s Nominal Share registry on the date on which the Ordinary (Annual) General Meeting is held. The payment of dividends was paid in two installments, the first on June 30, 2021 and the second on December 30, 2021.
(5)	On December 07, 2021, the Company declared payment of Interest on Capital in the amount of R$ 955 million, on account of the amount of the minimum mandatory dividend for 2021, and payable to shareholders whose names were on the Company’s Nominal Share Registry on December 21, 2021. This amount was paid in two installments, the first on June 30, 2022 and the second on December 30, 2022. The Board of Directors proposed to the Annual General Meeting (‘AGM’) held on July 29, 2022 the payment of dividends for the year 2021 of R$1.011 million, to holders whose names are in the Company´s Nominal Share Registry on the date of the AGM. The payment of dividends was paid in two installments, the first on June 30, 2022 and the second on December 30, 2022.
(6)	On March 23, 2022, the Company declared payment of Interest on Capital in the amount of R$245 million, on account of the amount of the minimum mandatory dividend for 2022, and payable to shareholders whose names were on the Company’s Nominal Share Registry on March 28, 2022. This amount was paid on December 29, 2022.
(7)	On June 15, 2022, the Company declared payment of Interest on Capital in the amount of R$ 353 million, on account of the amount of the minimum mandatory dividend for 2022, and payable to shareholders whose names were on the Company’s Nominal Share Registry on June 24, 2022. This amount will be paid in two installments, the first by June 30, 2023 and the second by December 30, 2023.
(8)	On September 20, 2022, the Company declared payment of Interest on Capital in the amount of R$471 million, on account of the amount of the minimum mandatory dividend for 2022, and payable to shareholders whose names were on the Company’s Nominal Share Registry on September 23, 2022. This amount will be paid in two installments, the first by June 30, 2023 and the second by December 30, 2023.
(9)	On December 14, 2022, the Company declared payment of Interest on Capital in the amount of R$398 million, on account of the amount of the minimum mandatory dividend for 2022, and payable to shareholders whose names were on the Company’s Nominal Share Registry on December 21, 2022. This amount will be paid in two installments, the first by June 30, 2023 and the second by December 30, 2023.
(10)	On December 22, 2022, the Company declared payment of Interest on Capital in the amount of R$515 million, on account of the amount of the minimum mandatory dividend for 2022, and payable to shareholders whose names were on the Company’s Nominal Share Registry on December 27, 2022. This amount will be paid in two installments, the first by June 30, 2023 and the second by December 30, 2023. On March 24, 2023, the Board of Directors proposed to the Annual General Meeting (‘AGM’) to be held on April 27, 2023 the payment of dividends for the year 2022 of R$249 million, to holders whose names are in the Company´s Nominal Share Registry on the date of the AGM. The payment of dividends will be paid in two installments, the first by June 30, 2023 and the second by December 30, 2023.

Significant Changes

Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial condition or results of operations since December 31, 2022.

Item 9.	The Offer and Listing
Offer and Listing Details

For a description of our trading markets, see Item C. Markets, below.

Plan of Distribution

Not applicable.

Markets

The principal trading market for our preferred shares is the Brazilian Stock Exchange (B3). Our Preferred ADSs, each representing one preferred share as of December 31, 2022 have been traded on the NYSE under the symbol ‘CIG’ since September 18, 2001. Prior to that date, our Preferred ADSs were traded in the over the counter, or ‘OTC’, market in the United States. The Preferred ADSs are evidenced by Preferred ADRs issued by Citibank, N.A., as depositary, pursuant to a

ANNUAL REPORT AND FORM 20-F | 2022	123

Second Amended and Restated Deposit Agreement, dated August 10, 2001, as amended on June 11, 2007 and on September 11, 2012 and on April 15, 2022 by and among the Company, the depositary and the holders and beneficial owners of Preferred ADSs evidenced by Preferred ADRs issued thereunder. As of March 31, 2023, there were 215,794,183 Preferred ADSs outstanding (each representing one preferred share), representing 19.14% of our 1,465,523,064 preferred shares.

The principal trading market for our common shares is the B3. Our Common ADSs, each representing one common share as of December 31, 2022 have been traded on the NYSE under the symbol ‘CIG.C’ since June 12, 2007, when we established an American Depositary Shares program for our common shares. The Common ADSs are evidenced by Common ADRs issued by Citibank, N.A., as depositary, pursuant to a Deposit Agreement, dated June 12, 2007, as amended on April 15, 2022, by and among Company, the depositary and the holders and beneficial owners of Common ADSs evidenced by Common ADRs issued thereunder. As of March 31, 2023, there were 2,884,972 Common ADSs outstanding (each representing one common share), representing 0.51% of our 735,847,624 common shares. The following prices are net of earnings, including dividends:

As of December 31, 2022, the closing price per preferred share on the B3 was R$10.94 and the closing price per Preferred ADS on the NYSE was US$2.03.

As of December 31, 2022, the closing price per common share on the B3 was R$15.95 and the closing price per Common ADS on the NYSE was US$3.12.

The following table sets forth the reported high and low dividend-adjusted closing sale prices for our preferred and common stock on the B3 as well as our preferred and common ADSs on the NYSE for the periods indicated.

	Common Shares		Common ADSs		Preferred Shares		Preferred ADS
	Price in Nominal R$		Price in US$		Price in Nominal R$		Price in US$
Year	High	Low	High	Low	High	Low	High	Low
2018	15.03	5.97	4.26	1.54	13.86	6.09	3.56	1.58
2019	18.71	13.73	4.83	3.21	15.09	12.24	3.95	2.86
2020	16.33	7.10	4.06	1.37	14.61	7.25	3.40	1.24
2021	18.40	11.19	3.59	2.24	14.53	9.03	2.63	1.50
2022	18.92	11.29	4.00	2.22	12.11	8.12	2.43	1.50

	Common Shares		Common ADSs		Preferred Shares		Preferred ADS
Quarter	Price in Nominal R$		Price in US$		Price in Nominal R$		Price in US$
2021
1 Q	12.94	11.19	3.16	2.24	12.55	9.03	2.29	1.50
2 Q	14.41	12.53	3.55	2.52	13.32	10.10	2.60	1.64
3 Q	14.88	12.71	3.48	2.56	13.87	10.73	2.55	1.98
4 Q	17.13	15.91	3.59	2.90	14.53	12.15	2.63	2.07
2022
1 Q	14.27	11.29	3.36	2.21	10.26	8.12	2.23	1.50
2 Q	15.28	12.13	3.50	2.48	11.00	9.31	2.35	1.76
3 Q	18.92	14.37	4.00	2.89	12.11	9.38	2.43	1.80
4 Q	17.94	15.13	3.72	2.94	11.26	9.68	2.25	1.80

	Common Shares		Common ADSs		Preferred Shares		Preferred ADS
	Price in Nominal R$		Price in US$		Price in Nominal R$		Price in US$
Month	High	Low	High	Low	High	Low	High	Low
October 2022	17.28	15.13	3.69	2.95	11.26	9.70	2.25	1.85
November 2022	17.94	15.14	3.72	2.94	11.21	9.68	2.25	1.80
December 2022	17.24	15.61	3.48	3.01	10.97	9.80	2.08	1.87

ANNUAL REPORT AND FORM 20-F | 2022	124

January 2023	16.79	15.46	3.45	3.00	11.51	10.46	2.27	1.92
February 2023	16.46	15.31	3.49	2.98	11.21	10.29	2.22	1.95
March 2023	16.78	14.52	3.39	2.89	11.35	10.1	2.25	1.93

* Source: Economatica – net earnings prices, including dividends.

The table below represents the dividends paid on the common and preferred shares and their respective Common and Preferred ADSs, resulting in an adjustment to the price per share and ADS:

Record of dividends paid on common and preferred shares and Common and Preferred ADSs
Year	Declaration	Record date Brazil	Payment date Brazil	Record date NYSE	Payment date NYSE
2020	07/31/2020	07/31/2020	12/30/2020	08/14/2020	01/08/2021
2021	04/30/2021	04/30/2021	06/30/2021	05/04/2021	07/12/2021
2021	04/30/2021	04/30/2021	12/29/2021	05/04/2021	01/06/2022
2022	04/29/2022	04/29/2022	12/29/2022	05/03/2022	01/05/2023

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

Preferred or common shares traded on the B3 are settled within three business days after the trading date. Delivery of and payment for shares is made through the facilities of a separate clearinghouse, which maintains accounts for brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the date of the trade. The clearing house for the B3 is the Câmara de Ações (previously organized as Companhia Brasileira de Liquidação e Custódia, or ‘CBLC’).

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

ANNUAL REPORT AND FORM 20-F | 2022	125

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

We have been a member of Special Corporate Governance Level 1 of the B3 since October 2001. The rules regarding such corporate governance segment are comprised by the Special Corporate Governance Level 1 Regulations (‘Regulamento de Listagem do Nível 1 de Governança Corporativa’), which were amended on March 21, 2011 by B3 and approved by the CVM. Such revised set of rules became effective on May 10, 2011. Among the obligations that are contemplated by such regulations, we are required to:

•	Present our consolidated statement of financial position, Standardized Financial Statements – DFP, consolidated statement of income, quarterly financial statements – ITR, and the Reference Form (‘Formulário de Referência’);
•	Include, in the notes to our quarterly financial statements, a note regarding related party transactions, containing the disclosure provided in the applicable accounting rules to annual financial statements;
•	Disclose any direct or indirect ownership interest per type and class exceeding 5% of each type and class of the Company’s capital share, to the level of individual shareholders, once the Company has been provided with such information;
•	Disclose the amount of free float shares and their respective percentage in relation to total shares outstanding, which shall be of at least 25% of shares representing our capital share;
•	Disclose, by December 10th of each year, an annual timetable of corporate events, containing, at a minimum, the date of (a) acts and corporate events, (b) public meetings with analysts and other applicable parties, and (c) disclosure of financial information scheduled for the next fiscal year, any changes in scheduled events must be notified to the B3 and to the public at least 5 days in advance;
•	Hold at least one annual meeting with market analysts and any other interested parties to disclose information about their economic and financial condition, projects and perspectives;
•	Prepare, disclose and submit to the B3, a securities trading policy and a code of conduct establishing the values and principles that guide the Company, the controlling shareholder, the members of the board of directors and of the Fiscal Council, when installed, and members of any bodies with technical or advisory functions created the by-laws;
•	Establish that the term of office of our board of directors shall not exceed two years, with reelection being permitted;
•	Have different persons occupying the positions of chairman of the board of directors and chief executive officer or main executive officer of our company;
•	Adopt mechanisms that provide for capital dispersion in any public share offerings through the adoption of special procedures, such as guaranteeing access to all interested investors or distributing to non-institutional individuals or investors of at least 10% of the total to be distributed; and
•	Include in our by-laws the mandatory provisions required by B3.

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

ANNUAL REPORT AND FORM 20-F | 2022	126

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

Trading on the B3 by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for the preferred shares or the common shares must register with the Central Bank of Brazil (‘BCB’) to be eligible for the remittance of funds in U.S. dollars abroad for payments of dividends, any other cash disbursements, or upon the disposition of the shares and sales proceeds thereof. In the event of a holder of Preferred ADSs exchanges it is Preferred ADSs for preferred shares or a holder of Common ADSs exchanges it is Common ADSs for common shares, the investor will need to apply for registration, as required by BCB Resolution No. 4,373, enacted on September 29, 2014, which regulates investments in Brazilian financial and securities markets by foreigners. See “Item 10. Additional Information—Exchange Controls”.

Disclosure Requirements

The CVM Resolution No. 44 of August 23, 2021, establishes some requirements regarding the disclosure and use of information related to material facts and acts of publicly held companies, including the disclosure of information on the trading and acquisition of securities issued by publicly held companies. Among others, these requirements include provisions that:

•	Establish the concept of a material fact that gives rise to reporting requirements. Material facts include decisions made by the controlling shareholders, resolutions of the general meeting of shareholders and of management of the company, or any other facts related to the company’s business (whether occurring within the company or otherwise somehow related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade those securities or to exercise any of those securities’ underlying rights;
•	Specify examples of facts that are considered to be material, which include, among others, the execution of shareholders’ agreements providing for the transfer of control, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;

ANNUAL REPORT AND FORM 20-F | 2022	127

•	Oblige the investor relations officer, controlling shareholders, other officers, directors, members of the audit committee and other advisory boards to disclose material facts;
•	Require simultaneous disclosure of material facts to all markets in which the corporation’s securities are admitted for trading;
•	Require the acquirer of a controlling stake in a corporation to publish material facts, including its intentions as to whether or not to de-list the corporation’s shares, within one year;
•	Establish rules regarding disclosure requirements in the acquisition and disposal of a material shareholding stake; and
•	Restrict the use of insider information.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

Item 10.	Additional Information
Share Capital

Not applicable.

Memorandum and Articles of Association

By-laws

We are a state-controlled company registered under the laws of Brazil. The registration number (‘NIRE’) given to us by the Board of Trade of Minas Gerais (Junta Comercial do Estado de Minas Gerais, or ‘Jucemg’) is 31300040127. Set forth below is a summary of certain significant provisions of (i) our by-laws, as amended by our general and special shareholders’ meeting on April 29, 2022 and (ii) Brazilian Corporate Law. The description of our by-laws contained herein does not purport to be complete and is qualified by reference to our by-laws, which have been filed as an exhibit to this annual report.

Objects and purpose

As described in Clause 1 of its by-laws, CEMIG was incorporated with four main objects:

I.	To build, operate and make commercial use of systems for generation, transmission, distribution and sale of electricity, and related services;
II.	To operate in the various fields of energy, from whatever source, with a view to economic and commercial operation.
III.	To provide consultancy services within its field of operation to companies in and outside Brazil; and
IV.	To carry out activities directly or indirectly related to its objects, including the development and commercial operation of telecommunication and information systems, technological research and development, and innovation.

ANNUAL REPORT AND FORM 20-F | 2022	128

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

In the event of a capital increase, holders of Preferred ADSs, which represent preferred shares, and holders of Common ADSs, which represent common shares, have preemptive rights to subscribe only for newly issued preferred shares or common shares, respectively, in proportion to their shareholdings but may be unable to exercise those rights due to U.S. securities law restrictions. See “Item 3, Risk Factors—Risks Relating to the Preferred and Common Shares and the Preferred and Common ADSs. An investor of our common or preferred shares and common or preferred ADS might be unable to exercise preemptive rights and tag-along rights with respect to our shares”.

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

General Meetings of Shareholders

The general meetings of shareholders are held for the purposes provided for by law, specifically in the Brazilian Corporate Law. They take place within the first four months following the end of the business year and are called by prior notice of at least 15 days. The Corporate Law also specifies that the following decisions can be made only by the General Meeting of Shareholders:

•	To changes the by-laws;
•	To elect or dismiss, at any time, the members of the company’s management or Fiscal Council or committee, subject to sub-item II of Article 142 of the Corporate Law;
•	Annually, to receive the accounts of management, and to decide on the financial statements presented by them;
•	To authorize issuance of debentures;
•	To suspend exercise of shareholders’ rights;
•	To decide on valuation of goods or assets that a shareholder provides for formation of the share capital;
•	To authorize issuance of ‘founder’s shares’;
•	To decide on transformation, merger, absorption or split of or by the company, its dissolution or liquidation; To elect or dismiss liquidators, and take decisions on their accounts; and
•	To authorize the managers to admit bankruptcy or seek concordats.

ANNUAL REPORT AND FORM 20-F | 2022	129

As a rule, a vote in favor by shareholders representing at least the majority of the common shares in circulation, present in person or represented by holders of power of attorney, at a General Meeting of Shareholders, is required for approving or ratifying any measure proposed. Abstentions are not counted. However, an affirmative vote by shareholders representing a majority of the share capital in circulation is required for decisions which:

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

ANNUAL REPORT AND FORM 20-F | 2022	130

The objective of remote voting is to increase shareholders’ participation in general meetings, by facilitating the process of voting/representation. It also enables reduction of the costs of attending meetings and representation in them. In accordance with the provisions of the legislation, CEMIG is adopting remote voting as from the start of the current year.

The Board of Directors

Our by-laws require our Board of Directors to have nine members. One must be appointed Chair of the Board, and one Deputy Chair.

Key functions specific to the Board of Directors include the following:

•	To set the general orientation of the Company’s business;
•	To elect, dismiss and evaluate the Executive Officers of the Company, in accordance with the applicable legislation, subject to the by-laws;
•	To approve the policy on transactions with the related parties;
•	To decide, upon proposal by the Executive Board, on disposal of, or placement of a charge upon, any of the Company’s property, plant or equipment, and on the Company giving any guarantee to any third party of which the individual value is equal to 1% or more of the Company’s Shareholders’ equity;
•	To decide, upon proposal by the Executive Board, on the Company’s investment projects, signing of contracts and other legal transactions, contracting of loans or financing, or the constitution of any obligations in the name of the Company which, individually or jointly, have value equal to 1% or more of the Company’s Shareholders’ equity, including injections of capital into wholly owned or other subsidiaries or affiliates or the consortia in which the Company participates;
•	To call the General Meeting of Shareholders;
•	To monitor and inspect the management by the Executive Board: The Board of Directors may, at any time, examine the books and papers of the Company, and request information on contracts entered into or in the process of being entered into, and on any other administrative facts or acts which it deems to be of interest to it;
•	To give a prior opinion on the Executive Board’s report of management and accounts of the Company;
•	to choose and to dismiss the Company’s auditors, from among companies with international reputation that are authorized by the Securities Commission (CVM) to audit listed companies, subject to statement of position by the Fiscal Council;
•	To authorize, upon proposal by the Executive Board, opening of administrative tender proceedings, or proceedings for dispensation or non-requirement of tender, or of non-applicability of the duty to tender, and the corresponding contracting, when the amount is more than 1% or more of the Company’s Shareholders’ equity, or more than R$100,000,000.00, as adjusted annually by the IPCA Inflation Index, if positive;
•	Upon proposal by the Executive Board, to authorize filing of legal actions, or administrative proceedings, or entering into court or out-of-court settlements, for amounts equal to 1% or more of the Company’s Shareholders’ equity;
•	To authorize the issuance of securities in the Brazilian or external market, for raising of funding in the form of non-convertible debentures, promissory notes, commercial papers and other instruments;
•	To approve the Long-term Strategy, the Multi-year Business Plan and the Annual Budget, and alterations and revisions to them;
•	Annually, to set the directives and establish the limits, including financial limits, for spending on personnel, including concession of benefits and collective employment agreements, subject to the competency of the General Meeting of Shareholders and subject to the Annual Budget;
•	To authorize the exercise of the right of preference and rights under shareholders’ agreements or voting agreements in wholly owned or other subsidiaries or affiliates and the consortia in which the Company participates, except in the cases of the wholly owned subsidiaries CEMIG Distribuição S.A. and CEMIG Geração e Transmissão S.A., for which the General Meeting of Shareholders has the competency for decision on these matters;
•	To approve participation in the share capital of, and constitution or extinction of, any company, undertaking or consortium;

ANNUAL REPORT AND FORM 20-F | 2022	131

•	To approve, in accordance with its Internal Regulations, the institution of committees supporting the Board of Directors – the opinions or decisions of which are not a necessary condition for decision on the matters by the Board of Directors;
•	To accompany the activities of internal auditing;
•	To discuss, approve and monitor decisions that involve corporate governance practices, relationship with interested parties, people management policy and code of conduct;
•	To ensure implementation of, and to supervise, the systems for management of risks and internal controls established for the prevention and mitigation of the principal risks to which the Company is exposed, including the risks related to safety and security of accounting and financial information and the occurrence of corruption or fraud;
•	To establish an information disclosure policy to mitigate the risk of contradiction between the various areas and the managers of the Company;
•	To make statements on any increase in number of the Company’s own staff, concession of benefits or advantages, or revision of a salaries and careers plan, including alteration in the amount paid for commissioned posts or free appointments, and compensation of Chief Officers;
•	To appoint, and to dismiss, in both cases with grounds, the head of the Internal Audit Unit, from among the Company’ career employees;
•	To elect the members of the Audit Committee, at the first meeting held after the Annual General Meeting, and to dismiss them, at any time, upon vote given with grounds by absolute majority of the members of the Board of Directors;
•	To arrange for analysis, every year, of the success in meeting targets and results in execution of the Multi-year Business Plan and the Long-term Strategy, and to publish its conclusions and state them to the Legislative Assembly of Minas Gerais State and to the Minas Gerais State Audit Court; and
•	To approve the complementary policies, including the policy on holdings, in accordance with the terms of these by-laws.

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

Essential Rights

Article 109 of Brazilian Corporate Law provides that a corporation may not deny certain rights to its shareholders under any circumstances. These shareholders’ rights include:

•	The right to have a share of the corporation’s earnings;

ANNUAL REPORT AND FORM 20-F | 2022	132

•	The right to have a share of the corporation’s assets, in the event of a liquidation of the Company;
•	The right to supervise our management according to Brazilian Corporate Law;
•	Preemptive rights to subscribe new shares or securities convertible into shares, except for exceptions provided by Brazilian Corporate Law and our by-laws; and
•	The right to withdraw from the company under certain circumstances provided in Brazilian Corporate Law.

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

Redemption Rights

Brazilian Corporate Law provides that, under limited circumstances, a shareholder has the right to withdraw his or her equity interest from the company and to receive payment for the portion of shareholder’s equity attributable to his or her equity interest. Our common shares and preferred shares are not redeemable, with the exception that a dissenting shareholder is entitled under Brazilian Corporate Law to obtain redemption in the event of any of the following decisions being made at a shareholders’ meeting by shareholders representing at least 50% of the voting shares:

I.	Creating preferred shares or increasing an existing class of preferred shares without maintaining the existing ratio with the remaining class of preferred shares, unless when already set forth in or authorized by the bylaws;
II.	To modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than the existing classes of preferred shares;
III.	To reduce the mandatory distribution of dividends;
IV.	To change the Company’s purpose;
V.	To merge into another company or to consolidate with another company, subject to the conditions set forth in Brazilian Corporate Law;
VI.	To transfer all of our shares to another company in order to make us a wholly owned subsidiary of that company, known as ‘incorporação de ações’;
VII.	To approve acquisition of the control of another company at a price that exceeds certain limits set out in Brazilian Corporate Law;
VIII.	To split up, subject to the conditions set forth in Brazilian Corporate Law;
IX.	To transform the Company into another type of company;
X.	To participate in a centralized group of companies, as defined under Brazilian Corporate Law and subject to the conditions set forth therein;

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

ANNUAL REPORT AND FORM 20-F | 2022	133

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

Rights of Minority Shareholders – Brazilian Corporate Law provides that shareholders owning at least 5% of the capital share of a corporation are afforded the following rights, among others:

•	The right to require that the books of the corporation be made available for review, whenever there is any indication of an act violating the Brazilian legislation or the Company’s by-laws, or whenever these have been violated, or if there are grounds for suspicion that serious irregularities have been committed by the company’s management; the right to require the Company’s managers to reveal:
o	The number of securities issued by the company or by subsidiaries, or companies of the same group, that They have acquired or sold, directly or through other people, in the prior business year;
o	Share purchase options that management have contracted or exercised in the prior business year;
o	All benefits or advantages, whether indirect or complementary, that they have received or which they are receiving from the company, or from affiliated or subsidiary companies or companies of the same group;
o	The terms of such employment contracts as have been signed by the company with directors or high-level employees; and/or
o	Any other material acts or facts in relation to the activities of the company.
•	The right to require that the members of the Fiscal Council supply information about matters within their sphere of competence;
•	The right to call General Meetings of Shareholders, in certain circumstances, whenever the members of the Board of Directors or of the Executive Board omit to do so; and
•	The right to file legal actions for indemnity against members of the Board of Directors or the Executive Board for losses and/or damages caused to the company’s property, whenever it is decided in the General Meeting of Shareholders that such an application for indemnity will not be presented.

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

ANNUAL REPORT AND FORM 20-F | 2022	134

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

Arbitration

Under the Brazilian Corporate Law and its related regulations, litigation between shareholders is subject to the arbitration specified in the by-laws. Under Clause 44 of CEMIG’s by-laws, the Company, its shareholders, managers and members of the Fiscal Council undertake to resolve through arbitration, preceded by mediation, before the Market Arbitration Chamber (‘CAM’) of the B3 or the FGV Mediation and Arbitration Chamber, all and any dispute or controversy that may arise between them related to or arising from, in particular, the application, validity, efficacy, interpretation or violation of the provisions contained in the applicable legislation and regulations, the by-laws, any shareholders’ agreements filed at the head office, the rules issued by the Brazilian Securities Commission (‘CVM’), or the other rules applicable to the functioning of the capital markets in general, as well as those contained in the Level 1 Regulations of the B3. Without prejudice to the validity of this arbitration clause, application for urgency measures, before the arbitration tribunal has been constituted, should be remitted to the Judiciary, through the courts of the fore of the district of Belo Horizonte, Minas Gerais.

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

CEMIG includes the following practices of good governance and compliance demanded by this legislation:

•	The Board of Directors is responsible for ensuring implementation and supervision of our systems of risk management and internal controls.
•	At least 25% of the Board of Directors must be independent.
•	We have an Audit Committee.
•	The CEO has the responsibility of directing compliance and corporate risk management.
•	The members of the Board of Directors, the Executive Board and the members of committees formed under the by-laws must be submitted to individual and collective performance evaluation annually.

ANNUAL REPORT AND FORM 20-F | 2022	135

•	The head of the Internal Audit Unit may be appointed, and dismissed, only by the Board of Directors, in both cases only with due justification, and must be chosen from among the Company’s career employees.
•	Adaptation of the Company to the General Data Protection Law (‘LGPD’), with a structure dedicated to the subject, and designation of an Official Responsible for Data Protection.

As well as adopting good corporate governance and compliance practices, CEMIG has a group of policies that establish directives for related subjects. These include:

CEMIG´s Compliance and Anti-fraud Policy; the Related Party Transactions Policy; the Nominations and Eligibility Policy; the Governance and Management Policy for Non-controlled Investees; the Conflict of Interests Policy; the Data Privacy Policy for Clients and the Public; the Data Privacy Policy for Employees, Suppliers and Service Providers; and the Corporate Risks Management Policy.

CEMIG’s Compliance and Anti-fraud Policy comprises consolidation of the directives that aim to assure the Company’s commitment to adoption of a high standard of integrity and compliance with rules and the law, in the conduct of its business. CEMIG’s commitment to the concept and principle of Integrity is one of its Values, approved by the Board of Directors. The following are objectives of CEMIG’s Compliance Policy:

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

In 2022, CEMIG’s Compliance Policy was updated, incorporating the guidelines contained in the Anti-Fraud Policy, making it more accessible and adherent to the legal provisions, seeking simplification, rationalization and optimization of standards that establish the company’s governance. Therefore, the document is now called CEMIG’s Compliance and Anti-Fraud Policy.

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

Matters related to compliance are continually dealt with through the Company’s internal channels and mechanisms for communication and training. For this, we use several internal channels, including email, the intranet, CEMIG Online (newsletter), the Leadership Channel, banners, and Teams. With the impacts of the pandemic on the work environment, online means of communication were extremely important tools for increasing internal communications. We covered a range of subjects through articles, texts, webinars, and videos, aiming to take highly important contents on the culture of integrity and compliance to everyone in the Company. Internal Policies and Procedures were also widely disseminated through these channels.

In the last four years CEMIG carried out, its Compliance Maturity Survey. The aim of this survey is to assess the levels of knowledge on what compliance is, on CEMIG’s Compliance Policy, on adherence to our values (culture), and on employees’

ANNUAL REPORT AND FORM 20-F | 2022	136

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

Since March 30, 2015, CMN Resolution No. 4,373/2014, of September 29, 2014, has been in full effect, providing for the issuance of depositary receipts in foreign markets in respect to shares of Brazilian issuers. CMN Resolution No. 4,373/2014, among other acts, revoked CMN Resolution No. 1,927/1992, enacted on May 18, 1992, CMN Resolution No. 1,289/1987, of March 20, 1987, and CMN Resolution No. 2,689/2000, enacted on January 26, 2000. Under Brazilian law relating to foreign investment in the Brazilian capital markets, foreign investors registered with the CVM and acting through authorized custodial accounts managed by local agents may buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Foreign investors may register their investment under Law 4,131/1962, enacted on September 3, 1962, as amended, or under CMN Resolution No. 4,373, enacted on September 20, 2014.

The Law 4,131/1962 is the main legislation concerning investment of direct foreign capital and foreign direct equity in companies based in Brazil. It is applicable to any amount of capital that enters Brazil in the form of foreign currency, goods, or services. Foreign investment portfolios are regulated by CMN Resolution No. 4,373/2014, CVM Instruction No. 559/2015, enacted on March 27, 2015, which regulates the approval of ADR programs by the CVM, and CVM Instruction No. 560/2015, enacted on March 27, 2015, which regulates the filing of transactions and disclosure of information by foreign investors, all reflecting the provisions of CMN Resolution No. 4,373/2014.

As of January 1, 2016, foreign investors that intend to be registered with the CVM shall fulfill the requirements under CVM Instruction No. 560/2015. In accordance with CMN Resolution No. 4,373/2014, the definition of a foreign investor includes individuals, legal entities, mutual funds, and other collective investment entities, domiciled, or headquartered abroad. In order to become a 4,373 Holder, a foreign investor must:

•	Appoint at least one representative in Brazil, with powers to perform actions relating to its investment;
•	Appoint an authorized custodian in Brazil for its investments, which must be a financial institution or entity duly authorized by the Central Bank or CVM;
•	Appoint a tax representative in Brazil;
•	Through its representative in Brazil, register itself as a foreign investor with the CVM;
•	Through its representative in Brazil, register its foreign investment with the Central Bank; and
•	Be registered with the Federal Tax Authority (‘Secretaria da Receita Federal’), or the ‘RFB’, pursuant to RFB Normative Instruction 1,634/2016, enacted on May 06, 2016, and RFB Normative Instruction No. 1,548/2015, enacted on February 13, 2015.

ANNUAL REPORT AND FORM 20-F | 2022	137

Investments in the preferred shares through the holding of Preferred ADSs, or in the common shares through the holding of Common ADSs, must be made pursuant to Annex II to CMN Resolution No. 4,373 enacted on September 29, 2014. Direct investments in the preferred shares upon the cancellation of the Preferred ADSs, or in the common shares upon the cancellation of the Common ADSs, may be held by foreign investors under Law 4,131 of September 3, 1962 or CMN Resolution No. 4,373 enacted on September 29, 2014, both of which effectively allow registered foreign investors to invest substantially in any capital market instrument in Brazil and extend a favorable tax treatment to all foreign investors registered and qualified under CMN Resolution No. 4,373, who are not resident in a tax haven, as defined by Brazilian tax laws.

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

Under current Brazilian legislation, the Brazilian Federal Government may impose temporary restrictions of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For nine months in 1989 and early 1990, the Brazilian Federal Government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with Brazilian Federal Government directives. We cannot assure you that the Brazilin Federal Government will not impose similar restrictions on foreign reparations in the future.

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

ANNUAL REPORT AND FORM 20-F | 2022	138

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

Payments of ‘Interest on capital’– Law 9,249, enacted on December 26, 1995, as amended, enables Brazilian corporations to make distributions to shareholders, in Brazilian currency, of a payment referred to as Interest on capital (‘Juros sobre Capital Próprio’). The payment is calculated based on multiplying the value of the company’s Shareholders’ equity by the Federal Government’s ‘TJLP’, as set forth by the Central Bank, and payments up to such an amount may be deducted by the company as an expense when calculating its profit that will be taxable by income tax and the Social Contribution Tax, subject to the deduction not exceeding the greater of:

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

Law 9,430, enacted on December 27, 1996, was amended by Law 11,727 enacted on June 24, 2008, and later by Law 11,941 enacted on May 27, 2009, establishing the concept of a ‘privileged tax regime’, to govern transactions involving transfer pricing, and to strict rules for capitalization. This concept has a wider reach than the concept of a Nil or Low Taxation Jurisdiction. Under the new laws, a ‘privileged tax regime’ is defined as one which has one or more of the following characteristics: (i) it does not tax income or it taxes it at a maximum rate lower than 20%; (ii) it grants tax advantages to non-resident entities or individuals (a) without requiring substantial economic activity in the country or territory or (b) conditional upon non-exercise of substantive business activity in the country or territory; (iii) it does not generate tax income outside its territory, or taxes such income with a maximum rate lower than 20% (or 17% if the jurisdiction follows international standards of tax transparency, as defined by Brazilian Internal Revenue Office, especially in what regards to the disclosure of information in respect to corporate structure, ultimate beneficial owner, ownership of assets and business activities carried on in their territory) or (iv) it does not allow access to information on shareholdings, ownership of assets or rights, or to the business transactions carried out.

ANNUAL REPORT AND FORM 20-F | 2022	139

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

Taxation of Gains — According to Law 10,833/03, the gains recognized on a disposal of assets located in Brazil, such as CEMIG shares, by a non-Brazilian holder, are subject to withholding income tax in Brazil. This rule is applicable regardless of whether the disposal is conducted in Brazil or abroad whether the disposal is made to an individual or entity resident or domiciled in Brazil.

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

Capital gains realized by non-Brazilian holders on the disposal of shares sold on the Brazilian stock exchange (which includes the transactions carried out on the official over-the-counter market) are subject to:

•	Withholding income tax at a zero percent rate, when realized by a non-Brazilian holder that (i) has registered its investment in Brazil whit the Central Bank under the rules of the Brazilian Monetary Council, (‘CMN’) (‘Resolution 4,373 enacted on September 29, 2014’), or a Registered Holder, and (ii) is not a Nil or Low Taxation Jurisdiction Holder;
•	In all other cases, including gains realized by a Non-Resident Holder that is not a Registered Holder and/or is a resident of or domiciled in a Nil or Low Taxation Jurisdiction, subject to income tax at a 15.0% rate. In this case, a withholding income tax of 0.005% shall be applicable and can be offset against any income tax due on the capital gain.

Any other gains assessed on the disposition of the common shares that are not carried out on the Brazilian stock exchange are subject to income tax at a rate of 15%, except for Nil or Low Taxation Jurisdiction, which, in this case, would be subject to income tax at a rate of 25%. Law 13,259 of March 17, 2016, increased the income tax rates applicable to gains derived by Brazilian individuals up to 22.5% and, such increase, applicable as of January 2017, may affect Non-Resident Holders. Non-Resident Holders should consult with their own tax advisors regarding the consequences of Law 13,259/2016. In the cases above, if the gains are related to transactions conducted on the Brazilian unofficial over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset against any income tax due on the capital gain.

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

Sale of Preferred ADSs and Common ADSs by U.S. Holders to Other Non-Residents in Brazil—Pursuant to Section 26 of Law 10,833, published on December 29, 2003, the sale of property located in Brazil involving non-resident investors is subject to Brazilian income tax as of February 1, 2004. Our understanding is that ADSs do not qualify as property located in Brazil and, thus, should not be subject to the Brazilian withholding tax; nevertheless, there is a risk that the Tax Authorities will try to assert Brazilian tax jurisdiction in such condition, reason why Non-Resident Holders should consult with their own

ANNUAL REPORT AND FORM 20-F | 2022	140

tax advisors the chances of success in that respect Insofar as the regulatory norm referred to is generic and has not been tested through the administrative or judicial courts, we are unable to assure the final outcome of such condition.

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

Gains on the Exchange of Preferred ADSs for Preferred Shares or the Exchange of Common ADSs for Common Shares—Although there is no clear regulatory guidance, the exchange of ADSs for shares should not be subject to Brazilian tax to the extent that, as described above, ADSs do not qualify as property located in Brazil for the purposes of Law 10,833. Non-Brazilian holders may exchange Preferred ADSs for the underlying preferred shares or Common ADSs for the underlying common shares, sell the preferred shares or common shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days of the date of exchange (according to the depositary’s electronic registration), with no tax consequences. Although there is no clear regulatory guidance, the exchange of ADSs for shares should not be subject to Brazilian withholding income tax. Nevertheless, it is important to mention that there is no precedent regarding this matter in administrative or judicial courts.

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

Gains on the Exchange of Preferred Shares for Preferred ADSs or Common Shares for Common ADSs— With reference to the deposit of preferred shares in exchange for the Preferred ADSs or common shares in exchange for the Common ADSs, the difference between the acquisition cost of the preferred shares or common shares and the market price of the preferred shares or common shares is considered to be a capital gain subject to income tax at a rate from 15% or 25% for Nil or Low Taxation Jurisdiction Holders. Although there is no clear regulatory guidance, such taxation should not apply in case of Non-Resident Holders registered under CMN Resolution No. 4,373/2014, except for Nil or Low Taxation Jurisdiction Residents. Law 13,259 of March 17, 2016, increased the income tax rates applicable to gains derived by Brazilian individuals up to 22.5% and, such increase, applicable as of January 2017, may affect Non-Resident Holders. Non-Resident Holders should consult with their own tax advisors regarding the consequences of Law 13,259/2016.

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

ANNUAL REPORT AND FORM 20-F | 2022	141

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

ANNUAL REPORT AND FORM 20-F | 2022	142

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

ANNUAL REPORT AND FORM 20-F | 2022	143

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

ANNUAL REPORT AND FORM 20-F | 2022	144

should consult their own tax advisors regarding the application of these information reporting rules to the ADSs or shares, including the application of these rules to their own particular circumstances.

Dividends and Paying Agents

Not applicable.

Statements by Experts.

Not applicable.

Documents on Display

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington D.C. 20549. Copies of the materials may be obtained from the SEC’s Public Reference Room at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, copies of the exhibits that accompany this annual report may be inspected at our principal executive offices located at Avenida Barbacena, 1,200, 30190-131 Belo Horizonte, Minas Gerais, Brazil.

Subsidiary Information

Not applicable.

Annual Report to Security Holders

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk resulting from foreign currency exchange rates and interest rates fluctuations.

Foreign exchange risk results from certain of our loans and financing being denominated in currencies (primarily the U.S. dollar) other than the currency in which we earn revenues (the Brazilian Real).

Exchange Rate Risk

On December 31, 2022, R$ 3,975 million, representing 37.57% of our outstanding indebtedness, were denominated in foreign currencies, of which 100%, was denominated in U.S. dollars. We do not have substantial any revenues denominated in any foreign currencies and, due to regulations that require us to keep excess cash on deposit in Real-denominated accounts at Brazilian banks; we do not have monetary assets denominated in foreign currencies.

The foreign exchange variations of the acquisition of energy from Itaipu Binacional are balanced by the CVA and Other financial components in tariff adjustment. This amount is passed through to customers in the next tariff adjustment. Thus, this exposure affects the cash flow of the year, but does not affect the result of the year.

The Company has prepared a sensitivity analysis over the exposed liabilities with respect to the depreciation of the Real against the U.S. dollar, based on a ‘probable’ and an ‘adverse’ scenario.

Based on December 31, 2022, CEMIG may find relief of R$97 million in a ‘probable’ scenario, and, in an ‘adverse’ scenario, an increase of R$637 million of their exposed liabilities for next year.

ANNUAL REPORT AND FORM 20-F | 2022	145

The table below provides summarized information regarding our exposure to exchange rate risk as of December 31, 2022:

Risk: foreign exchange rate exposure	Base scenario	Probable' scenario US$1 = R$5.10	Adverse scenario US$1 = 6.00
US dollar
Loans and financings	(3,975)	(3,885)	(4,571)
Suppliers (Itaipu Binacional)	(274)	(267)	(315)
	(4,249)	(4,152)	(4,886)

Net liabilities exposed	(4,249)	(4,152)	(4,886)
Net effect of exchange rate fluctuation		97	(637)

Swap transactions

Considering that part of the Loans and financing of the Company’s subsidiaries is denominated in foreign currency, the companies use derivative financial instruments (swaps and currency options) to protect the servicing associated with these debts (principal plus interest).

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

The table below presents the derivative instruments contracted by the Company as of December 31, 2022:

Assets (1)	Liability	Maturity period	Trade market	Notional amount (2)	Carrying amount 2022	Fair value 2022
US$ exchange variation + Rate (9.25% p.y.)	Local currency R$ + 152.01% of CDI	Interest: Semi-annual Principal: Dec. 2024	Over the counter	US$250	428	273
US$ exchange variation + Rate (9.25% p.y.)	Local currency R$ + 125.52% of CDI	Interest: Semi-annual Principal: Dec. 2024	Over the counter	US$500	568	339
					996	612
Non-current asset						703
Current liabilities						(91)
(1)	For the US$1 billion Eurobond issued on December 2017: (i) for the principal, a call spread was contracted, with floor at R$3.25/US$ and ceiling at R$5.00/US$; and (ii) a swap was contracted for the total interest, for a coupon of 9.25% p.a. at an average rate equivalent to 150.49% of the CDI. For the additional US$500 issuance of the same Eurobond issued on July 2018 a call spread was contracted for the principal, with floor at R$3.85/US$ and ceiling at R$5.00/US$, and a swap was contracted for the interest, resulting in a coupon of 9.25% p.a., with an average rate equivalent to 125.52% of the CDI rate. The upper limit for the exchange rate in the hedge instrument contracted by the Company for the principal of the Eurobonds is R$5.00/US$. The instrument matures in December 2024. If the USD/BRL exchange rate is still over R$5.00 in December 2024, the company will disburse, on that date, the difference between the upper limit of the protection range and the spot dollar on that date. The Company is monitoring the possible risks and impacts associated with the dollar being valued above R$5.00 and assessing various strategies for mitigating the foreign exchange risk up to the maturity date of the transaction. The hedge instrument fully protects the payment of six-monthly interest, independently of the USD/BRL exchange rate.
(2)	In millions of US$.

In accordance with market practice, the Company uses a mark-to-market method to measure its derivative financial instruments for its Eurobonds. The principal indicators for measuring the fair value of the swap are the B3 future market curves for the DI rate and the dollar. The Black & Scholes model is used to price the call spread, and one of the parameters of which is the volatility of the dollar, measured on the basis of its historic record over 2 years.

Interest Rate Risk

This exposure occurs as a result of net assets indexed to variation in interest rates, as follows:

2022
(in millions of R$)
Assets
Cash equivalents - Cash investments - CDI	1,345
Marketable securities - CDI / SELIC	1,878
Restricted cash - CDI	16
CVA and in tariffs - SELIC	944

ANNUAL REPORT AND FORM 20-F | 2022	146

4,183
Liabilities
Loans and debentures - CDI	(2,041)
Loans and debentures - TJLP	-
Sector financial liabilities	-
(2,041)
Net assets exposed	2,142

In relation to the most significant interest rate risk, the Company and its subsidiaries estimate that in a probable scenario the Selic rate will be 12.50% and the TJLP rate will be 7.20% on December 31, 2023. The Company and its subsidiaries made a sensitivity analysis of the effects on results considering an adverse scenario in relation to the probable scenario, as shown in the table below. The CDI rate follows the Selic rate.

Risk: Increase in Brazilian interest rates	2022	2023
	Book value	Probable' scenario	Adverse scenario
		Selic 12.5%	Selic 9.75%
		TJLP 7.2%	TJLP 5.96%
Assets
Cash equivalents	1,345	1,513	1,476
Marketable securities	1,878	2,113	2,061
Restricted cash	16	18	17
CVA and Other financial components - SELIC	944	1,062	1,036
	4,183	4,706	4,590
Liabilities
Loans and financing (Note 22) - CDI	(2,041)	(2,296)	(2,240)
	(2,041)	(2,296)	(2,240)

Net assets exposed	2,142	2,410	2,350
Net effect of fluctuation in interest rates		268	208

Increase in inflation risk

The Company is exposed to the risk of increase in inflation index on December 31, 2022. A portion of the loans, financings and debentures as well as the pension fund liabilities are adjusted using the IPCA (Expanded National Customer Price). The revenues are also adjusted using the IPCA and IGP-M index, mitigating part of the Company risk exposure.

This table presents the Company’s net exposure to inflation index:

Exposure to increase in inflation	2022	2021
Assets
Concession financial assets related to Distribution infrastructure - IPCA (1)	1,407	718
Concession Grant Fee - IPCA (Note 14)	2,950	2,792
	4,357	3,510
Liabilities
Loans and debentures - IPCA and IGP-DI	(4,630)	(4,322)
Debt with pension fund (Forluz) - IPCA	(251)	(385)
Deficit of pension plan (Forluz) - IPCA	(545)	(539)
	(5,426)	(5,246)
Net assets exposed	(1,069)	(1,736)

ANNUAL REPORT AND FORM 20-F | 2022	147

(1)	Portion of the concession financial assets relating to the Regulatory Remuneration Base of Assets ratified by the grantor (ANEEL) after the 4th tariff review cycle.

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

Any reduction in the Company’s ratings could result in a reduction of its ability to obtain new financing and could also make refinancing of debts not yet due more difficult or more costly. In this condition, any financing or refinancing of the Company’s debt could have higher interest rates or might require compliance with more onerous covenants, which could additionally cause restrictions to the operations of the business.

The flow of payments of the Company’s obligation to suppliers, debts with the pension fund, Loans and debentures, at floating and fixed rates, including future interest up to contractual maturity dates, is as follows:

	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at interest rates:
- Floating rates
Loans and debentures	55	536	1,244	10,439	618	12,892
Onerous concessions	-	1	3	13	17	34
Debt with pension plan (Forluz)	15	30	136	93	-	274
Deficit of the pension plan (FORLUZ)	6	13	60	352	412	843
	76	580	1,443	10,897	1,047	14,043
- Fixed rate
Suppliers	2,626	206	-	-	-	2,832
Total	2,702	786	1,443	10,897	1,047	16,875

Item 12.	Description of Securities Other than Equity Securities
Debt Securities

Not applicable.

Warrants and Rights

Not applicable.

Other Securities

Not applicable.

ANNUAL REPORT AND FORM 20-F | 2022	148

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

The fees associated with our ADSs are as follows:

Service	Rate	By Whom Paid
(1) Issuance of ADSs (e.g., an issuance upon a deposit of Shares, upon a change in the ADS(s)-to-Share(s) ratio, or for any other reason), excluding issuances as a result of distributions described in paragraph (4) below.	Up to $5.00 per 100 ADSs (or fraction thereof) issued.	Persons depositing shares or persons receiving ADSs.
(2) Cancellation of ADSs (e.g., a cancellation of ADSs for Delivery of deposited Shares, upon a change in the ADS(s)-to Share(s) ratio, or for any other reason).	Up to $5.00 per 100 ADSs (or fraction thereof) surrendered.	Person for whom ADSs are being cancelled
(3) Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements).	Up to $5.00 per 100 ADSs (or fraction thereof) held.	Persons to whom the distribution is made.
(4) Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) an exercise of rights to purchase additional ADSs.	Up to $5.00 per 100 ADSs (or fraction thereof) issued.	Persons to whom the distribution is made.
(5) Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., spin-off shares).	Up to $5.00 per 100 ADSs (or fraction thereof) issued.	Persons to whom the distribution is made.
(6) ADS Services	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary.	Person holding ADSs on the applicable record date(s) established by the Depositary.
(7) Registration of ADS Transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason).	U.S. $1.50 per certificate presented for transfer.	Person for whom or to whom ADSs are transferred.
(8) Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs).	Up to $5.00 per 100 ADSs (or fraction thereof) converted.	Person for whom ADSs are converted or to whom the converted ADSs are delivered.

Direct and indirect depositary payments.

We have an agreement with the Depositary to reimburse the Company, up to a limited amount, for certain expenses in connection with our ADR programs, including listing fees, legal and accounting expenses, proxy distribution costs and investor relation related expenses. These reimbursements for the year ended December 31, 2022 totaled a net amount of US$2.892 million, after deduction of applicable U.S. taxes, in the amount of US$1.214 million.

ANNUAL REPORT AND FORM 20-F | 2022	149

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and procedures
(a)	Assessment of Controls and Procedures for Disclosure

Our Executive Board, including our Chief Executive Officer (‘CEO’) and Chief Financial and Investor Relations Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022, and have concluded that these controls and procedures were effective.

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

Our internal control system was designed to provide a reasonable assurance as to the integrity and reliability of the published financial statements. Our internal control over financial reporting includes those policies and procedures that:

I.	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets;
II.	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and Chief Officers of the Company; and
III.	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance that the objectives of the control system are met.

Management evaluated internal control over financial reporting under the supervision of our CEO and Chief Financial and Investor Relations Officer, as of December 31, 2022, based on the criteria set forth in the Integrated Internal Control Framework issued by the Committee on Sponsoring Organizations of the Commission Treadway, or COSO (2013). Based on these criteria, with all the efforts and improvements we made during the year, reported in item 15 (d) below, our management concluded that, for the year ended December 31, 2022, the internal control system was effective. Our CEO and CFO have certified that, to the best of their knowledge, the financial statements and other financial information included in this Form 20-F fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of and for the periods shown on this Form 20-F.

ANNUAL REPORT AND FORM 20-F | 2022	150

(c)	Attestation Report of Independent Registered Public Accounting Firm

Our independent auditors audited the effectiveness of our internal control over financial reporting on December 31, 2022, as stated in its opinion, included in this document.

(d)	Changes in Internal Control over Financial Reporting

In 2022, Management implemented remediation plans that improved the internal control environment over Financial Reporting:

I.	Reinforcement of the own team coming from other areas of the Company, all of which were submitted to specific training of Specialists of Internal Controls;
II.	Remediation of all relevant gaps in controls and notes identified by audits in the 2021 cycle;
III.	Implementation of RPA – Robotic Process Automation to automate the alert process in relation to the storage of evidence, execution of controls according to frequency and other information sent directly to the person responsible for the control;
IV.	Training of the entire workforce by providing online training on Risk Management and Internal Controls;
V.	Constant action with the focal points of each area for timely responses identified in each control related to the most relevant classes of transactions;
VI.	Creation of a policy of consequences and accountability for SOX internal controls, requested and approved by the Board of Directors; and
VII.	Improved communication with the areas involved and responsible through periodic reports and meetings.

These actions promoted a better scenario of the environment of internal controls over the preparation of financial reports in relation to previous years, with more efficiency both in quantitative and qualitative terms.

Our management is committed to maintaining a strong internal control environment. This commitment is matched by management's focus on processes and related controls for accurate and reliable financial reporting. We will continue to devote time and attention to these efforts to ensure our full compliance with the requirements of the Sarbanes-Oxley Act and related rules enacted by the SEC.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

We established an Audit Committee on June 11, 2018 in compliance with the Brazilian State Companies Law, which operates as an audit committee for the purpose of the Sarbanes-Oxley Law of 2002. Under Section 10A–3 (c) (3) of the SEC rules on audit committees of companies listed on the New York Stock Exchange, non-US issuers can opt not to have a separate audit committee made up of independent members provided that they have an established audit board or committee that has been chosen in accordance with the legal rules of its origin country, which expressly require or permit this committee or board should comply with certain obligations. The Financial Expert of our Audit Committee is Roberto Tommasetti and he also satisfies the independence requirements of Rule 10A-3.

Item 16B.	Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our Chief Executive Officer, Chief Finance, and Investor Relations Officer, and to persons performing similar functions, members of the Board of Directors, other officers, and employees. In 2022, the document was completely revised, having undergone a change in its name, format, and content, with the purpose of giving greater clarity to all involved about the ethical principles and rules of conduct of the Company. Also, all employees must mandatorily receive the training on CEMIG’s Code of Conduct, every year.

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

ANNUAL REPORT AND FORM 20-F | 2022	151

Item 16C.	Principal Accountant Fees and Services

KPMG Auditores Independentes Ltda. (PCAOB ID 1124) acted as our independent registered public accounting firm for the fiscal year ended December 31, 2022 and Ernst &Young Auditores Independentes S.S. Ltda (PCAOB ID 01448) for the fiscal year ended December 31, 2021. The total fees for professional services provided by our independent accountants in 2022 and 2021, is R$5,670 and R$9,616, respectively. The total fees billed for professional services, including out-of-pocket expenses, and a breakdown of these amounts by category of service, as follows:

	(Thousands of Reais)
Year ended December 31	2022	2021
Audit fees	4,322	8,682
Audit-related fees	101	-
Tax fees	374	934
Total	4,797	9,616

Audit fees include the audit of our annual consolidated financial statements and internal control over financial reporting, the quarterly reviews of our consolidated interim financial statements, statutory audits of our subsidiaries and certain regulatory audits. Audit-related fees include mainly the agreed upon procedures required by the regulator (ANEEL).Tax fees refers to certain tax compliance services.

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

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

ANNUAL REPORT AND FORM 20-F | 2022	152

Item 16G.	Corporate Governance

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
303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under Brazilian Corporate Law, shareholder preapproval is required for the adoption of equity compensation plans.
303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.	CEMIG’s listing on B3 is at Corporate Governance Level 1, and CEMIG is thus obliged to comply with the rules contained in those related regulations. In addition, CEMIG’s Manual for Disclosure and Use of Information, its Securities Trading Policy, the Internal Regulations of its Board of Directors, and its Code of Ethics outline important rules of corporate governance, which orient its management.
303A.12	Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.	CEMIG’s CEO will promptly notify the NYSE in writing after any executive officer of CEMIG becomes aware of any material non-compliance with any applicable provisions of the NYSE corporate governance rules.

ANNUAL REPORT AND FORM 20-F | 2022	153

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ANNUAL REPORT AND FORM 20-F | 2022	154

PART III

Item 17.	Financial Statements

See “Item 18. Financial Statements”.

Item 18.	Financial Statements

Reference is made to pages F-1 through F-136 hereof.

The following consolidated financial statements are filed as part of this annual report on Form 20-F:

•	Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements of Companhia Energética de Minas Gerais – Cemig (PCAOB ID: 1124)
•	Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements of Companhia Energética de Minas Gerais – Cemig (PCAOB ID: 1448)
•	Report of Independent Registered Public Accounting Firm on Affiliated Financial Statements of Madeira Energia S.A. (PCAOB ID: 1351)
•	Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting of Companhia Energética de Minas Gerais – Cemig (PCAOB ID: 1124)
•	Audited Consolidated Statement of Financial Position as of December 31, 2022 and 2021;
•	Audited Consolidated Statement of Income for the years ended December 31, 2022, 2021 and 2020;
•	Audited Consolidated Statement of Comprehensive Income for the years ended December 31, 2022, 2021 and 2020;
•	Audited Consolidated Statement of Changes in Equity for the years ended December 31, 2022, 2021 and 2020;
•	Audited Consolidated Statement of Cash Flow for the years ended December 31, 2022, 2021 and 2020;
•	Notes to the Consolidated Financial Statements;

ANNUAL REPORT AND FORM 20-F | 2022	155

Item 19.	Exhibits

The following documents are included as exhibits to this annual report:

No.	Description
1	Corporate by-laws of CEMIG, as amended and in effect since April 29, 2022. (incorporated by reference to Exhibit 1 to our Form 20-F filed on May 17, 2022 (File No. 1-15224)).
2.1	Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs filed on August 20, 2001 (File No. 333-13826)). (P)
2.2	Shareholders’ Agreement dated June 18, 1997, between the State Government and Southern, relating to the rights and obligations of owners of our shares (incorporated by reference to Exhibit 2.1 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)). (P)
2.3	Amendment No. 1 to the Second Amended and Restated Deposit Agreement, dated August 10, 2001, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs filed on June 11, 2007 (File No. 333-143636)).
2.4	Amendment No. 2 to Second Amended and Restated Deposit Agreement, dated as of April 15, 2022, by and among Companhia Energética de Minas Gerais – CEMIG (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares (“ADSs”) issued under the terms of the Second Amended and Restated Deposit Agreement (incorporated by reference to the Registration Statement on Form F-6 relating to the common share ADSs filed on March 14, 2022 (File No. 333-263528 ))
2.5	Deposit Agreement, dated as of June 12, 2007, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the common share ADSs filed on May 7, 2007 (File No. 333-142654)).
2.6	Amendment No. 1 to Deposit Agreement, dated as of April 15, 2022, by and among Companhia Energética de Minas Gerais – CEMIG (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued under the terms of the Deposit Agreement (incorporated by reference to the Registration Statement on Form F-6 relating to the common share ADRs filed on March 14, 2022 (File No. 333-142654))
2.7	The total amount of long-term debt securities of CEMIG and its subsidiaries under any one instrument does not exceed 10.0% of our total assets on a consolidated basis. We agree to furnish copies of instruments defining the rights of certain holders of long-term debt to the Securities and Exchange Commission upon request.
2.8	Indenture, dated as of December 5, 2017, among CEMIG Geração e Transmissão S.A., as issuer, Companhia Energética de Minas Gerais – CEMIG, as notes guarantor, and the Bank of New York Mellon as trustee, paying agent, transfer agent and registrar and the Bank of New York Mellon SA/NV, Luxembourg Branch, as Luxembourg Paying Agent, Luxembourg Transfer Agent and Luxembourg Listing Agent (incorporated by reference to Exhibit 8 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15224)).
4.1	Contract of Concession for Generating Electric Energy, dated July 10, 1997, between the Federal Government and us, relating to the provision of electric energy generation services to the public (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)). (P)
4.2	Contract of Concession of Electric Energy Transmission Services, dated July 10, 1997, between the Federal Government and us, relating to the transmission of electric energy to the public (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)). (P)
4.3	Second Amendment to the Energy Transmission Concession Contract, dated September 16, 2005 (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224))
4.4	Third Amendment to the Energy Transmission Concession Contract, for the Northern, Southern, Eastern, and Western geographic areas, dated April 13, 2010 (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).
4.5	Contracts of Concession of Public Service for Distribution of Electric Energy, dated July 10, 1997, between the Federal Government and us, relating to the provision of electric energy distribution services to the public (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)). (P)
4.6	First Amendment to the Energy Distribution Concession Contract, dated March 31, 2005 (incorporated by reference to Exhibit 4.5 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).
4.7	Second Amendment to the Energy Distribution Concession Contract, dated September 16, 2005 (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).
4.8	Contract for the Assignment of CRC Account, dated May 31, 1995, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)). (P)

ANNUAL REPORT AND FORM 20-F | 2022	156

4.9	First Amendment to the Contract for the Assignment of CRC Account, dated February 24, 2001, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.5 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).
4.10	Second Amendment to the Contract for the Assignment of CRC Account, dated October 14, 2002, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).
4.11	Third Amendment to the Contract for the Assignment of CRC Account, dated October 24, 2002, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).
4.12	Fourth Amendment to the Contract for the Assignment of CRC Account, dated January 23, 2006, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.14 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).
4.13	Announcement of Start of Public Distribution of Senior Units under CRC Account Securitization Fund, dated as of January 26, 2006 (incorporated by reference to Exhibit 4.15 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).
4.14	Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated August 24, 2006, between CEMIG D and Unibanco—União dos Bancos Brasileiros S.A. (incorporated by reference to Exhibit 4.18 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).
4.15	Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated April 17, 2007, between CEMIG GT and Unibanco—União dos Bancos Brasileiros S.A. (incorporated by reference to Exhibit 4.19 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).
4.16	Summary of Indenture Covering the Second Issuance of Debentures, dated December 19, 2007, between CEMIG D and BB Banco de Investimento S.A. (incorporated by reference to Exhibit 4.20 to our Annual Report on Form 20-F filed on June 30, 2008 (File No. 1-15224)).
4.17	Share Purchase Agreement, dated April 23, 2009, between CEMIG GT, Terna—Rete Elettrica Nazionale S.p.A., and CEMIG (incorporated by reference to Exhibit 4.22 to our Registration Statement on Form 20-F filed on June 19, 2009 (File No. 1-15224)).
4.18	English Summary of Share Purchase Agreement between CEMIG and Andrade Gutierrez Concessões S.A., dated December 30, 2009 (incorporated by reference to Exhibit 4.18 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).
4.19	English Summary of Share Purchase Agreement between CEMIG and Fundo de Investimento em Participações PCP, dated December 31, 2009 (incorporated by reference to Exhibit 4.19 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).
4.20	English Summary of Put Option Agreement between CEMIG and Enlighted Partners Venture Capital LLC, dated March 24, 2010 (incorporated by reference to Exhibit 4.20 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).
4.21	English Summary of Share Purchase Agreement among, Taesa, Abengoa Concessões Brasil Holding S.A. and Abengoa Participações Holding S.A., dated June 2, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).
4.22	English Summary of Share Purchase Agreement among, Taesa, Abengoa Concessões Brasil Holding S.A., Abengoa Construção Brasil Ltda., NTE—Nordeste Transmissora de Energia S.A. and Abengoa Participações Holding S.A., dated June 2, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).
4.23	Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated March 3, 2010, between CEMIG GT and BB – Banco de Investimento S.A. (incorporated by reference to Exhibit 4.23 to our Annual Report on Form 20-F filed on June 30, 2011 (File No. 1-15224)).
4.24	English Summary of Share Purchase Agreement between Taesa and Abengoa Concessões Brasil Holding S.A. dated March 16, 2012 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).
4.25	English Summary of Investment Agreement among RR Participações S.A., Light and Renova dated July 8, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).
4.26	English Summary of Put Option Agreement between Parati S.A. and Fundação de Seguridade Social Braslight dated July 15, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).
4.27	English Summary of Share Purchase and Sale Agreement entered into between Amazônia Energia Participações S.A. and Construtora Queiroz Galvão S.A., Construtora OAS Ltda., Contern Construções e Comércio Ltda., Cetenco Engenharia S.A., Galvão Engenharia S.A. and J. Malucelli Construtora de Obras S.A., for shares in Norte Energia S.A. dated October 25, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).
4.28	English Summary of Share Acquisition Agreement between CEMIG and the State of Minas Gerais dated December 27, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).
4.29	Summary of Indenture Covering the Public Distribution of Non-Convertible Unsecured Debentures, dated March 13, 2012, between CEMIG Geração e Transmissão S.A., HSBC Corretora de Títulos e Valores Mobiliários S.A., Banco BTG Pactual S.A. and Banco do Nordeste do Brasil S.A. (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

ANNUAL REPORT AND FORM 20-F | 2022	157

4.30	Initial Announcement of Public Distribution, under the Regime of Firm Guarantee of Placement, of Unsecured Debentures Not Convertible into Shares, with Additional Guarantee, in Three Series, of the Third Issue by CEMIG D, dated March 19, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).
4.31	Initial Announcement of Public Distribution, under the Regime of Best Efforts for Placement, of Unsecured Debentures Not Convertible into Shares, with Additional Guarantee, in up to Three Series, of the Third Issue by CEMIG GT, dated March 12, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).
4.32	Summary of Private Contract for Investment in Transmission Assets, among CEMIG, CEMIG GT and Taesa dated May 17, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).
4.33	Summary of the Share Purchase Agreement between CEMIG Capim Branco Energia S.A., Suzano Papel e Celulose S.A., and Suzano Holding S.A., intervening by Comercial Agrícola Paineiras LTDA. (‘Paineiras’) e Epícares Empreendimentos e Participações LTDA. (‘Epícares’), dated March 12, 2013 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).
4.34	Summary of the Commitment Undertaking for Settlement, signed between the State of Minas Gerais and CEMIG, dated November 22, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).
4.35	Fifth Amendment to Concession Contracts No. S 002/1997–DNAEE, 003/1997–DNAEE, 004/1997–DNAEE and 005/1997–DNAEE, dated December 21, 2015, between the Federal Republic of Brazil and us, related to energy distribution service (incorporated by reference to the Form 20-F filed on November 14, 2016 (File No. 1-15224)).
4.36	Excerpts from concession contracts for energy generation Nos. 8, 9, 10, 11, 12, 13, 14, 15 and 16 between the Mining and Energy Ministry and CEMIG GT.
8	List of Subsidiaries (incorporated by reference to Exhibit 8 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15224)).
11	Statement of Ethical Principles and Code of Professional Conduct (incorporated by reference to Exhibit 11 to our Form 20-F filed on May 17, 2022 (File No. 1-15224)).
12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 16, 2023.
12.2	Chief Officer for Finance and Investor Relations Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 16, 2023.
13.1	Chief Executive Officer Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 16, 2023.
13.2	Chief Officer for Finance and Investor Relations Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 16, 2023.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

ANNUAL REPORT AND FORM 20-F | 2022	158

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Date: May 16, 2023.

By:	/s/ Reynaldo Passanezi Filho
Name: Reynaldo Passanezi Filho
Title: Chief Executive Officer

By:	/s/ Leonardo George de Magalhães
Name: Leonardo George de Magalhães
Title: Chief Officer for Finance and Investor Relations

ANNUAL REPORT AND FORM 20-F | 2022	159

ANNUAL REPORT AND FORM 20-F | 2022	Page F-1

CONTENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Companhia Energética de Minas Gerais - CEMIG

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Companhia Energética de Minas Gerais – CEMIG (and subsidiaries) (the Company) as of December 31, 2022, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year then ended and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated May 16, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as

ANNUAL REPORT AND FORM 20-F | 2022	Page F-2

CONTENTS

a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Measurement of the post-employment obligations

As discussed in Note 24 to the consolidated financial statements, the Company has post-employment obligations related to its defined benefit pension plans and post-employment health plans of R$ 2,318 million and R$ 3,314 million, respectively, as of December 31, 2022. The measurement of the obligation for the defined benefit pension plans and post-employment health plans is dependent, in part, on the selection of certain actuarial assumptions that require judgment, including: the discount rate; the life expectancy (derived from morality tables) of participants; the estimated future salary increases; and the real growth of contributions above inflation. The Company hired external actuaries to assist with the process of determining the actuarial assumptions and calculating these post-employment obligations.

We identified the measurement of the post-employment obligations related to the Company’s defined benefit pension plans and post-employment health plans as a critical audit matter. Specialized skills and knowledge were required to evaluate the actuarial assumptions, specifically the discount rate, the life expectancy of participants, the estimated future salary increases and the real growth of contributions above inflation. Additionally, the discount rate and the life expectancy of participants could have a significant impact on the measurement of the post-employment obligations..

The following are the primary procedures we performed to address this critical audit matter:

- We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s post-employment obligation measurement process, including controls related to the preparation, review and approvals of the actuarial assumptions, including the discount rate, the life expectancy of participants, the estimated future salary increase and the real growth of contributions above inflation.

- We assessed the scope of work, independence, competence, professional qualifications and experiences and objectivity of the external actuaries hired to assist with the measurement of the post-employment obligations.

- We involved actuarial specialists with specialized skills and knowledge, who assisted in evaluating the discount rate, the estimated future salary increase and the real growth of contributions above inflation by comparing them to data obtained from external sources.

Provisions and disclosures for lawsuits and administrative proceedings

As discussed in Notes 10 and 25 to the consolidated financial statements the Company is a defendant in civil, labor, tax, environmental and regulatory lawsuits and administrative proceedings. As of December 31, 2022 the Company has provisions of R$ 2,029 million for these claims. The Company recognizes provisions for lawsuits and administrative proceedings when it is probable that an outflow of cash or other economic resources will be required and that amount can be reliably estimated. The Company discloses a contingent liability whenever the likelihood of an outflow of cash or other economic resources is considered to be possible.

We identified the provisions and disclosures for lawsuits and administrative proceedings as a critical audit matter due to the high degree of auditor judgment required to assess the Company’s estimates and assumptions in relation to the future outcome of the lawsuits and administrative proceedings to which it is a defendant, specifically the likelihood of loss and the amounts to be paid in the event of loss.

The following are the primary procedures we performed to address this critical audit matter:

- We evaluated the design and tested the operating effectiveness of certain internal controls related to the identification, assessment, measurement and disclosure of lawsuits and administrative proceedings, including

ANNUAL REPORT AND FORM 20-F | 2022	Page F-3

CONTENTS

controls over the Company’s assessment of the likelihood of loss from these claims and the amounts that would be paid in the event of loss.

- We read letters received directly from the in-house and external legal counsel and compared the likelihood of loss and the amounts to be paid in the event of loss there-in with the Company’s accounting records and the information disclosed in the consolidated financial statements.

- We involved legal professionals, with specialized skills and knowledge, who assisted in evaluating the Company’s determination of the likelihood of loss and estimation of amounts that would be paid in the event of loss for a selection of lawsuits.

- For a selection of tax lawsuits and administrative proceedings we compared the Company’s determination of the likelihood of loss with prior court decisions related to similar matters.

- We evaluated the sufficiency of the Company’s disclosure of the lawsuits and administrative proceedings to which it is a defendant.

Estimate of unbilled revenue

As discussed in Notes 8 and 27 to the consolidated financial statements, the Company reported revenue of R$ 34,463 million in the year ended December 31, 2022, which included estimates of unbilled revenue from the distribution of electricity. Revenue from the distribution of electricity is measured based on the volume delivered and the prices specified in the contracts. The volume of electricity delivered to each consumer is measured using individual meters. The Company issues bills on a monthly basis and has a monthly meter reading cycle to support this billing process. Unbilled revenue relates to electricity delivered to consumers since the last billing date through the reporting date and is estimated based on the number of days between the date of the last meter reading and the reporting date and the volume and value of electricity billed in the prior month.

We identified the estimate of unbilled revenue as a critical audit matter. The estimate requires the extraction and processing of a large volume of historical data from one of the Company’s IT systems. Specialized skills and knowledge were needed to test the IT system and the extraction and processing of data from it.

The following are the primary procedures we performed to address this critical audit matter:

- We evaluated the design and tested the operating effectiveness of certain internal controls related to the estimate of unbilled revenue process, including controls over the completeness and accuracy of the data extracted from this system.

- We involved IT professionals with specialized skills and knowledge, who assisted in the identification and testing of the IT system from which the data used in the estimate of unbilled revenue was extracted.

- We recalculated the estimate of unbilled revenue using the data extracted by the Company.

KPMG Auditores Independentes Ltda.

We have served as the Company’s auditor since 2022.

Belo Horizonte, Minas Gerais, Brazil
May 16, 2023

ANNUAL REPORT AND FORM 20-F | 2022	Page F-4

CONTENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Companhia Energética de Minas Gerais – CEMIG

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Companhia Energética de Minas Gerais – CEMIG (the Company) as of December 31, 2021, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

We did not audit the 2020 financial statements of Madeira Energia S.A., a corporation in which the Company has, directly and indirectly, 15.5% interest. In the consolidated financial statements, the Company’s equity in the losses of Madeira Energia S.A. is stated at R$185 million in 2020 . Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Madeira Energia S.A., is based solely on the report of the other auditors.

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

/s/ Ernst & Young Auditores Independentes S/S Ltda.

We have served as the Company‘s auditor from 2017 to 2021.

Belo Horizonte, Brazil

May 16, 2022

ANNUAL REPORT AND FORM 20-F | 2022	Page F-5

CONTENTS

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

ANNUAL REPORT AND FORM 20-F | 2022	Page F-6

CONTENTS

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

ANNUAL REPORT AND FORM 20-F | 2022	Page F-7

CONTENTS

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

/s/ PricewaterhouseCoopers Auditores Independentes

Salvador - Bahia, Brazil

April 27, 2021

We have served as the Company's auditor since 2009.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-8

CONTENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Companhia Energética de Minas Gerais - CEMIG

Opinion on Internal Control Over Financial Reporting

We have audited Companhia Energética de Minas Gerais - CEMIG (and subsidiaries’) (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2022, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated May 16, 2023 expressed an unqualified opinion on those consolidated financial statements.

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

ANNUAL REPORT AND FORM 20-F | 2022	Page F-9

CONTENTS

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

KPMG Auditores Independentes Ltda.

Belo Horizonte - Minas Gerais, Brazil
May 16, 2023

ANNUAL REPORT AND FORM 20-F | 2022	Page F-10

CONTENTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2022 AND 2021

ASSETS

(IN MILLIONS OF REAIS - R$ MN)

	Note	2022	2021
CURRENT
Cash and cash equivalents	6	1,441	825
Marketable securities	7	1,745	1,724
Receivables from customers	8	4,769	4,430
Concession financial assets	14	1,055	1,505
Concession contract assets	15	728	600
Recoverable taxes	9	1,917	1,969
Income tax and social contribution tax credits	10a	775	699
Dividends receivables	30	146	335
Public lighting contribution		207	233
Receivable related to tariff subsidies	13	97	291
Other assets		585	338
TOTAL CURRENT		13,465	12,949

NON-CURRENT
Marketable securities	7	134	354
Receivables from customers	8	43	52
Recoverable taxes	9	1,358	1,997
Income tax and social contribution tax recoverable	10a	173	315
Deferred income tax and social contribution tax	10c	3,120	2,465
Escrow deposits	12	1,207	1,155
Derivative financial instruments - Swap	31a	703	1,219
Accounts receivable from the State of Minas Gerais	11	13	13
Concession financial assets	14	4,938	4,969
Concession contract assets	15	5,976	5,780
Investments - Equity method	16	5,107	5,106
Property, plant and equipment	17	2,410	2,419
Intangible assets	18	14,621	12,953
Leasing - right-of-use assets	19a	329	226
Other assets		74	74
TOTAL NON-CURRENT		40,206	39,097
TOTAL ASSETS		53,671	52,046

The Notes are an integral part of these Consolidated Financial Statements.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-11

CONTENTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2022 AND 2021

LIABILITIES

(IN MILLIONS OF REAIS - R$ MN)

	Note	2022	2021
CURRENT
Suppliers	20	2,832	2,683
Regulatory charges payable	23	510	611
Profit sharing		105	137
Taxes payable	21	885	528
Income tax and social contribution	10b	240	190
Interest on equity and dividends payable	26f	1,863	1,910
Loans and debentures	22	955	1,465
Payroll and related charges		260	225
Public lighting contribution		312	357
Accounts payable related to energy generated by residential consumers		455	236
Post-employment obligations	24	388	347
Sector financial liabilities	14	-	51
PIS/Pasep and Cofins taxes to be refunded to customers	21	1,155	704
Derivative financial instruments - Swaps	31b	91	6
Put options SAAG	31b	672	636
Leasing liabilities	19b	57	62
Other liabilities		423	540
TOTAL CURRENT		11,203	10,688

NON-CURRENT
Regulatory charges	23	65	205
Loans and debentures	22	9,626	9,899
Taxes payable	21	370	342
Deferred income tax and social contribution	10c	932	962
Provisions	25	2,029	1,889
Post-employment obligations	24	5,304	5,858
PIS/Pasep and Cofins taxes to be refunded to customers	21	1,808	2,319
Leasing liabilities	19b	297	182
Other liabilities		253	240
TOTAL NON-CURRENT		20,684	21,896
TOTAL LIABILITIES		31,887	32,584

EQUITY	26
Share capital		11,007	8,467
Capital reserves		2,250	2,250
Profit reserves		10,395	10,948
Equity valuation adjustments		(1,874)	(2,208)
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		21,778	19,457
NON-CONTROLLING INTERESTS		6	5
TOTAL EQUITY		21,784	19,462
TOTAL LIABILITIES AND EQUITY		53,671	52,046

The Notes are an integral part of these Consolidated Financial Statements.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-12

CONTENTS

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(IN MILLIONS OF REAIS - R$ MN, except earnings per share)

	Note	2022	2021	2020
NET REVENUE	27	34,463	33,646	25,228

OPERATING COSTS
Cost of energy and gas	28a	(20,020)	(21,449)	(14,942)
Infrastructure and construction cost	28b	(3,536)	(2,036)	(1,581)
Operating costs	28c	(4,095)	(3,438)	(3,322)
TOTAL COST		(27,651)	(26,923)	(19,845)

GROSS INCOME		6,812	6,723	5,383

OPERATING EXPENSES	28c
Expected credit losses		(109)	(144)	(147)
General and administrative expenses		(789)	(572)	(583)
Other operating expenses		(1,125)	(598)	(857)
Total Operating expenses		(2,023)	(1,314)	(1,587)

Periodic Tariff Revision, net		-	215	502
Renegotiation of hydrological risk (Law 14,052/20), net		-	1,032	-
Gains arising from the sale of non-current asset held for sale, net	32	52	109	-
Bargain purchase	16	5	4	51
Share of income, net, of affiliates, subsidiaries and joint ventures	16	845	182	357
Operating income before financial income (expenses) and taxes		5,686	6,951	4,706

Finance income	29	1,500	844	2,445
Finance expenses	29	(3,066)	(3,096)	(3,350)
Total financial income and expenses		(1,566)	(2,252)	(905)

Income before income tax and social contribution tax		4,120	4,699	3,801

Current income tax and social contribution tax	10d	(950)	(1,156)	(684)
Deferred income tax and social contribution tax	10d	924	210	(252)
NET INCOME FOR THE YEAR		4,094	3,753	2,865
Total of net income for the year attributed to:
Equity holders of the parent		4,092	3,751	2,864
Non-controlling interests		2	2	1
Total net income for the year		4,094	3,753	2,865
Basic and diluted earnings per preferred share - R$	26	1.86	1.70	1.30
Basic and diluted earnings per common share - R$	26	1.86	1.70	1.30

The Notes are an integral part of these Consolidated Financial Statements.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-13

CONTENTS

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(IN MILLIONS OF REAIS - R$ MN)

	2022	2021	2020
NET INCOME FOR THE YEAR	4,094	3,753	2,865
OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss in subsequent periods
Post retirement liabilities - remeasurement of obligations of the defined benefit plans	697	301	(10)
Income tax and social contribution tax on remeasurement of defined benefit plans (Note 10c)	(237)	(102)	4
Other comprehensive income	1	-	(1)
Equity gain (loss) on other comprehensive income in subsidiary and jointly controlled entity	461	199	(7)
COMPREHENSIVE INCOME FOR THE YEAR, NET OF TAXES	4,555	3,952	2,858

Total of comprehensive income for the year attributed to:
Equity holders of the parent	4,553	3,950	2,857
Non-controlling interests	2	2	1
COMPREHENSIVE INCOME FOR THE YEAR	4,555	3,952	2,858

The Notes are an integral part of these Consolidated Financial Statements.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-14

CONTENTS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(IN MILLIONS OF REAIS - R$ MN, except where otherwise indicated)

	Share capital	Capital reserves	Profit reserves	Equity valuation adjustments	Retained earnings	Total	Non-controlling interests	Total Equity
AS OF DECEMBER 31, 2021	8,467	2,250	10,948	(2,208)	-	19,457	5	19,462
Subscription of capital	2,540	-	(2,540)	-	-	-	-	-
Net income for the year	-	-	-	-	4,092	4,092	2	4,094
Other comprehensive income	-	-	-	461	-	461	(1)	460
Realization of PP&E deemed cost	-	-	-	(127)	127	-	-	-
Tax incentives reserve	-	-	26	-	(26)	-	-	-
Legal reserve (Note 26)	-	-	205	-	(205)	-	-	-
Retained earnings reserve (Note 26)	-	-	1,756	-	(1,756)	-	-	-
Proposed dividends	-	-	-	-	(2,232)	(2,232)	-	(2,232)
AS OF DECEMBER 31, 2022	11,007	2,250	10,395	(1,874)	-	21,778	6	21,784

	Share capital	Capital reserves	Profit reserves	Equity valuation adjustments	Retained earnings	Total	Non-controlling interests	Total Equity
AS OF DECEMBER 31, 2020	7,594	2,250	10,061	(2,431)	-	17,474	4	17,478
Subscription of capital	873	-	(873)	-	-	-	-	-
Net income for the year	-	-	-	-	3,751	3,751	2	3,753
Other comprehensive income	-	-	-	199	-	199	-	199
Actuarial losses reclassified (Note 26c)	-	-	-	39	(39)	-	-	-
Realization of PP&E deemed cost	-	-	-	(15)	15	-	-	-
Tax incentives reserve	-	-	21	-	(21)	-	-	-
Legal reserve (Note 26)	-	-	187	-	(187)	-	-	-
Retained earnings reserve (Note 26)	-	-	1,552	-	(1,552)	-	-	-
Proposed dividends	-	-	-	-	(1,967)	(1,967)	-	(1,967)
Non-controlling Interests	-	-	-	-	-	-	(1)	(1)
AS OF DECEMBER 31, 2021	8,467	2,250	10,948	(2,208)	-	19,457	5	19,462

	Share capital	Capital reserves	Profit reserves	Equity valuation adjustments	Retained earnings	Total	Non-controlling interests	Total Equity
AS OF DECEMBER 31, 2019	7,294	2,250	8,750	(2,407)	212	16,099	4	16,103
Subscription of capital	300	-	(300)	-	-	-	-	-
Net income for the year	-	-	-	-	2,864	2,864	1	2,865
Other comprehensive income	-	-	-	(7)	-	(7)	-	(7)
Realization of PP&E deemed cost	-	-	-	(17)	17	-	-	-
Tax incentives reserve	-	-	18	-	(18)	-	-	-
Legal reserve (Note 26)	-	-	142	-	(142)	-	-	-
Retained earnings reserve (Note 26)	-	-	1,451	-	(1,451)	-	-	-
Proposed dividends	-	-	-	-	(1,482)	(1,482)	-	(1,482)
Non-controlling Interests	-	-	-	-	-	-	(1)	(1)
AS OF DECEMBER 31, 2020	7,594	2,250	10,061	(2,431)	-	17,474	4	17,478

The Notes are an integral part of these Consolidated Financial Statements.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-15

CONTENTS

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(IN MILLIONS OF REAIS - R$ MN)

	Note	2022	2021	2020
CASH FLOW FROM OPERATIONS
Net income for the year		4,094	3,753	2,865
ADJUSTMENTS:
Deferred income tax and social contribution	10	(924)	(210)	252
Depreciation and amortization	28	1,182	1,049	989
Loss on write-off of net residual value of unrecoverable concession financial assets, concessional contract asset, PP&E and Intangible assets		74	47	39
Fair value adjustment of financial assets		172	-	-
Renegotiation of hydrological risk costs (Law 14,052/20), net	18	-	(1,032)	-
Write off related to contractual assets		1	11	(12)
Bargain purchase		(5)	(4)	(51)
Discount and premium on repurchase of debt securities		47	491	-
Share of loss of subsidiaries and joint ventures, net		(843)	(182)	(357)
Remeasuring of concession financial and concession contract assets		(1,245)	(1,306)	(801)
Periodic tariff reset adjustments		-	(237)	(552)
Interest and monetary variation	29	853	1,381	1,202
Exchange variation on loans and debentures	29	(338)	353	1,742
Reimbursement of PIS/Pasep and Cofins over ICMS credits to customers - realization		(2,360)	(1,317)	(266)
Gains arising from the sale of non-current asset held for sale	32	(52)	(109)	-
Appropriation of transaction costs	22	7	20	15
Provisions for operating losses and expected credit losses		433	375	423
Change in fair value of derivative financial instruments	31	438	538	(1,753)
CVA (Parcel A items Compensation) Account and Other financial components in tariff adjustments	14	1,147	(2,146)	(455)
Post-employment obligations	24	666	86	491
Other		130	(24)	56
Total		3,477	1,537	3,827
(Increase) decrease in assets
Receivables from customers, traders and concession holders	8	(440)	(90)	(78)
CVA and Other financial components in tariff adjustments	14	191	15	1,467
Recoverable taxes	9	2,490	1,668	(59)
Income tax and social contribution tax credits	10	149	(555)	(162)
Escrow deposits	12	31	(70)	1,538
Dividends received from investees		708	499	387
Contractual assets and concession financial assets	14	620	713	688
Other assets		87	(267)	187
Total (increase) / decrease in assets		3,836	1,913	3,968
Increase (decrease) in liabilities

ANNUAL REPORT AND FORM 20-F | 2022	Page F-16

CONTENTS

	Note	2022	2021	2020
Suppliers	20	149	325	278
Taxes payable	21	408	5	824
Income tax and social contribution tax payable	10	1,000	1,206	690
Payroll and related charges		35	12	13
Regulatory charges	23	(240)	78	132
Post-employment obligations	24	(482)	(422)	(367)
Other liabilities		18	101	106
Total increase (decrease) in liabilities		888	1,305	1,676
Cash generated by operating activities		8,201	4,755	9,471
Interest paid on loans and debentures	22	(1,010)	(1,589)	(1,081)
Interest paid on leasing contracts	19	(4)	(3)	(4)
Income tax and social contribution tax paid		(704)	(500)	(240)
Cash inflows from settlement of derivatives instruments	31	129	1,022	461
NET CASH FROM OPERATING ACTIVITIES		6,612	3,685	8,607

INVESTING ACTIVITIES
Marketable securities	7	200	2,047	(3,368)
Restricted cash		-	43	(51)
Investments
Acquisition of equity investees		(52)	(56)	(120)
Arising from the sale of equity interest, net of costs of sales		52	1,367	-
Cash arising from business combination		-	-	27
Loans to related parties		-	(27)	-
Property, plant and equipment	17	(173)	(182)	(132)
Intangible assets	18	(119)	(51)	(41)
Contract assets - distribution of gas and energy infrastructure	15	(3,112)	(1,798)	(1,364)
NET CASH FROM USED IN INVESTING ACTIVITIES		(3,204)	1,370	(5,076)

FINANCING ACTIVITIES
Proceeds from loans and debentures	22	1,981	13	826
Interest on capital and dividends paid		(2,094)	(1,416)	(598)
Payment of loans and debentures	22	(2,613)	(4,437)	(2,531)
Leasing liabilities paid	19	(66)	(70)	(84)
NET CASH USED IN FINANCING ACTIVITIES		(2,792)	(5,910)	(2,387)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS FOR THE YEAR		616	(855)	1,144
Cash and cash equivalents at the beginning of the year	6	825	1,680	536
Cash and cash equivalents at the end of the year	6	1,441	825	1,680

The Notes are an integral part of these Consolidated Financial Statements.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-17

CONTENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED ON DECEMBER 31, 2022, 2021 AND 2020

(IN MILLIONS OF REAIS - R$ MN - except where otherwise indicated)

1.	OPERATING CONTEXT
a)	The Company

Companhia Energética de Minas Gerais (‘CEMIG’ or ‘Company’) is a listed corporation registered in the Brazilian Registry of Corporate Taxpayers (‘CNPJ’) under No. 17.155.730/0001-64, with shares traded on the São Paulo Stock Exchange (‘B3’) at Corporate Governance Level 1; on the New York Stock Exchange (‘NYSE’); and on the stock exchange of Madrid (‘Latibex’).

The Company is an entity domiciled in Brazil, with head office in Belo Horizonte/MG. Constituted to operate in the commercialization of electric power and as holding company, with interests in subsidiaries or jointly controlled entities, whose objects are: construction and operation of systems for generation, transformation, transmission, distribution and sale of energy, and also activities in the various fields of energy sector, including gas distribution, for the purpose of commercial operation.

CEMIG holds equity interests in the following subsidiaries, jointly controlled entities and affiliates, all of which principal activities are construction and operation of systems of generation, distribution and sale of energy and gas.

Investments	Classification	Description (information of MW not audited)
SUBSIDIARIES:
CEMIG Geração e Transmissão S.A. (‘CEMIG GT’ or ‘CEMIG Geração e Transmissão’)	Subsidiary	Subsidiary engaged in the energy generation and transmission services. Its shares are listed in Brazil, but are not actively traded. CEMIG GT has interests in 68 power plants (60 of which are hydroelectric, 7 are wind power and 1 is solar) and associated transmission lines, most of which are part of the Brazilian national generation and transmission grid system, with total installed generation capacity of 5,517 MW.
CEMIG Baguari	Subsidiary	Corporation engaged in the production and sale of energy as an independent power producer and in interests in investees or joint operations that are engaged in the production and sale of energy in future projects.
CEMIG Geração Três Marias S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public service concession holder, by commercial operation of the Três Marias Hydroelectric Plant, and sale and trading of energy in the Free Market. This subsidiary has installed capacity of 396 MW, and guaranteed offtake level of 239 MW average.
CEMIG Geração Salto Grande S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public service concession holder, by commercial operation of the Salto Grande Hydroelectric Plant, and sale and trading of energy in the Free Market. This subsidiary has installed capacity of 102 MW, and guaranteed offtake level of 75 MW average.
CEMIG Geração Itutinga S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public service concession holder, by commercial operation of the Itutinga Hydroelectric Plant, and sale and trading of energy in the Free Market. This subsidiary has installed capacity of 52 MW, and guaranteed offtake level of 28 MW average.
CEMIG Geração Camargos S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public service concession holder, by commercial operation of the Camargos Hydroelectric Plant, and sale and trading of energy in the Free Market. This subsidiary has installed capacity of 46 MW, and guaranteed offtake level of 21 MW average.
CEMIG Geração Sul S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public concession holder, by commercial operation of the Coronel Domiciano, Marmelos, Joasal, Paciência and Piau Small Hydroelectric Plants, and trading in energy in the Free Market. Aggregate installed generation capacity is 39.53 MW; guaranteed offtake level of 27.42 MW average.
CEMIG Geração Leste S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public concession holder, by operation of the Dona Rita, Sinceridade, Neblina, Ervália, Tronqueiras and Peti Small Hydroelectric Plants, and trading in energy in the Free Market. Aggregate installed generation capacity of these plants is 35.16 MW; guaranteed offtake level of 18.64 MW average.
CEMIG Geração Oeste S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public service concession holder, by commercial operation of the Gafanhoto, Cajuru and Martins Small Hydroelectric Plants, and sale and trading of energy in the Free Market. It has aggregate installed capacity of 28.90 MW, and guaranteed offtake level of 11.21 MW average.
Rosal Energia S.A. (‘Rosal’)	Subsidiary	Corporation that holds the concession to generate and sell energy, operating the Rosal Hydroelectric Plant, on the border between the states of Rio de Janeiro and Espírito Santo.
Sá Carvalho S.A. (‘Sá Carvalho’)	Subsidiary	Corporation that holds the concession to generate and sell energy, operating the Sá Carvalho Hydroelectric Plant.
Horizontes Energia S.A. (‘Horizontes’)	Subsidiary	Corporation that is classified as an independent power producer operating the Machado Mineiro and Salto do Paraopeba Hydroelectric Plants in Minas Gerais; and the Salto do Voltão and Salto do Passo Velho Hydroelectric Plants, in the state of Santa Catarina.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-18

CONTENTS

Investments	Classification	Description (information of MW not audited)
CEMIG PCH S.A. (‘PCH’)	Subsidiary	Corporation that is classified as an independent power producer operating the Pai Joaquim hydroelectric power plant.
CEMIG Trading S.A. (‘CEMIG Trading’)	Subsidiary	Corporation engaged in trading and intermediation of energy.
Empresa de Serviços e Comercialização de Energia Elétrica S.A.	Subsidiary	Corporation engaged in the production and sale of energy as an independent power producer, in future projects.
CEMIG Geração Poço Fundo	Subsidiary	Corporation engaged in the production and sale of energy, as an independent producer, through construction and operation of the hydroelectric power plant Poço Fundo, located in Machado River, in the State of Minas Gerais.
Central Eólica Praias de Parajuru S.A. (‘Central Eólica Praias de Parajuru’)	Subsidiary	Corporation engaged in the production and sale of energy at the wind power plant of the same name in the northeastern Brazilian state of Ceará.
Central Eólica Volta do Rio S.A. (‘Central Eólica Volta do Rio’)	Subsidiary	Corporation engaged in the production and sale of energy at the wind power plant of the same name in Acaraú, northeastern Brazilian state of Ceará.
CEMIG Distribuição S.A. (‘CEMIG D’ or ‘CEMIG Distribuição’)	Subsidiary	Subsidiary, whose shares are listed in Brazil but are not actively traded; engaged in the distribution of energy through networks and distribution lines throughout almost the whole of Minas Gerais State.
Companhia de Gás de Minas Gerais (‘Gasmig’)	Subsidiary	Corporation engaged in the acquisition, transportation and distribution of combustible gas or sub-products and derivatives, through a concession for the distribution of gas in the State of Minas Gerais.
CEMIG Sim	Subsidiary	Corporation that provides energy efficiency and optimization services and energy solutions through studies and execution of projects; and services of operation and maintenance of energy supply facilities.
Companhia de Transmissão Centroeste de Minas (‘Centroeste’)	Subsidiary	Corporation engaged in the construction, operation and maintenance of the transmission line - part of the national grid.
Sete Lagoas Transmissora de Energia S.A. (‘SLTE’)	Subsidiary	Energy transmission service concession, through construction, operation and maintenance of the energy transmission infrastructure of the Sete Lagoas 4 Substation in the city of Sete Lagoas, Minas Gerais.
JOINTLYCONTROLLED ENTITIES
Guanhães Energia S.A. (‘Guanhães Energia’)	Jointly controlled entity	Corporation engaged in the production and sale of energy through building and commercial operation of the following Small Hydro Plants: Dores de Guanhães, Senhora do Porto and Jacaré, in the county of Dores de Guanhães; and Fortuna II, in the county of Virginópolis, in Minas Gerais.
Paracambi Energética S.A. (‘formerly LightGer’) (1)	Jointly controlled entity	Corporation classified as independent power producer, formed to build and operate the Paracambi Small Hydro Plant (or PCH), on the Ribeirão das Lages river in the county of Paracambi, Rio de Janeiro State.
Usina Hidrelétrica Itaocara S.A. (‘UHE Itaocara’)	Jointly controlled entity	Corporation, comprising the partners of the UHE Itaocara Consortium, formed by CEMIG GT and Itaocara Energia (of the Light group), responsible for construction of the Itaocara I Hydroelectric Plant.
Hidrelétrica Cachoeirão S.A. (‘Cachoeirão’)	Jointly controlled entity	Production and sale of energy as an independent power producer, through the Cachoeirão hydroelectric power plant located at Pocrane, in the State of Minas Gerais.
Hidrelétrica Pipoca S.A. (‘Pipoca’)	Jointly controlled entity	Independent production of energy, through construction and commercial operation of the Pipoca Small Hydro Plant (SHP, or Pequena Central Hidrelétrica - PCH), on the Manhuaçu river, in the municipalities of Caratinga and Ipanema, in Minas Gerais State.
Retiro Baixo Energética S.A. (‘RBE’)	Jointly controlled entity	Corporation that holds the concession to operate the Retiro Baixo Hydroelectric Plant, on the Paraopeba river, in the São Francisco River basin, in the municipalities of Curvelo and Pompeu, in Minas Gerais.
Amazônia Energia Participações S.A (‘Amazônia Energia’)	Jointly controlled entity	Special-purpose company created by CEMIG GT (74.50% ownership) and Light (25.50%), for acquisition of an equity interest of 9.77% in Norte Energia S.A. (‘Nesa’), the company holding the concession for the Belo Monte Hydroelectric Plant, on the Xingu River, in the Northern Brazilian State of Pará.
Aliança Norte Energia Participações S.A. (‘Aliança Norte’)	Jointly controlled entity	Special-purpose company created by CEMIG GT (49% ownership) and Vale S.A. (51%), for acquisition of an equity interest of 9% in Norte Energia S.A. (‘Nesa’), the company holds the concession for the Belo Monte Hydroelectric Plant, on the Xingu River, in the Northern Brazilian State of Pará.
Baguari Energia S.A. (‘Baguari Energia’)	Jointly controlled entity	Corporation engaged in the construction, operation, maintenance and commercial operation of the Baguari Hydroelectric Plant, through participation in the UHE Baguari Consortium (Baguari Energia 49.00%, Neoenergia 51.00%), on the Doce river in Governador Valadares, Minas Gerais.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-19

CONTENTS

Investments	Classification	Description (information of MW not audited)
Aliança Geração de Energia S.A. (‘Aliança’)	Jointly controlled entity	Unlisted company created by CEMIG GT and Vale S.A. as a platform for consolidation of generation assets held by the two parties in generation consortia, and investments in future generation projects. For their shares, the two parties subscribed the following generation plant assets: Porto Estrela, Igarapava, Funil, Capim Branco I, Capim Branco II, Aimorés, and Candonga. Subsequently, Santo Inácio Wind farm was added to the portfolio, which went in operation in December 2017. With these assets Aliança has total installed generation capacity, in operation, of 1,257 MW (physical offtake guarantee 707 MW average). It also has other generation projects. Vale and CEMIG GT respectively hold 55% and 45% of the total capital.
Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’)	Jointly controlled entity	Corporation engaged in the construction, operation and maintenance of energy transmission facilities in all regions of Brazil through direct and indirect equity interests in investees

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

UFV Lagoa Grande Geração de Energia Elétrica Distribuída SA,

UFV Lontra Geração de Energia Elétrica Distribuída SA,

UFV Mato Verde Geração de Energia Elétrica Distribuída SA,

UFV Mirabela Geração de Energia Elétrica Distribuída SA,

UFV Porteirinha Geração de Energia Elétrica Distribuída SA,

UFV Porteirinha II Geração de Energia Elétrica Distribuída SA e

UFV Brasilândia Geração de Energia Elétrica Distribuída S.A.

Apolo I Empreendimentos e Energia S.A.

G2 Campo Lindo I Energia S.A.

G2 Campo Lindo II Energia S.A.

G2 Olaria I Energia S.A.

UFV Fazenda Prudente SPE LTDA

	Jointly controlled entity	Generation of electric power from photovoltaic solar sources to the Distributed Generation market (‘Geração Distribuída’), with total installed capacity of 72.57MWp.
Affiliated Company
Madeira Energia S.A. (‘Madeira’)	Affiliated company	Corporation engaged in the construction and commercial operation of the Santo Antônio Hydroelectric Plant, through its subsidiary Santo Antônio Energia S.A., in the basin of the Madeira River, in the State of Rondônia.
FIP Melbourne (Usina de Santo Antônio)	Affiliated entity	Investment fund managed by Banco Modal S.A., whose objective is to seek appreciation of capital invested through acquisition of shares, convertible debentures or warrants issued by listed or unlisted companies, and/or other assets. This fund held 83% of the share capital of SAAG Investimentos S.A. (‘SAAG’), the objects of which are to own equity in Madeira Energia S.A. (‘Mesa’).
Renova Energia S.A. (‘Renova Energia’) - In-Court Supervised Reorganization	Jointly controlled entity	Listed company engaged in the development, construction and operation of plants generating power from renewable sources - wind power, small hydro plants (SHPs), and solar energy; trading of energy; and related activities, In-Court Supervised Reorganization. Renova is the owner of three Small Hydroelectric Plants, representing 5.7 MW of the total installed generation capacity of CEMIG GT. In 2021 CEMIG GT classified its equity interest in Renova as a non-current asset held for sale.

(1)	On June 23, 2022, Light S/A completed the sale of its equity holdings in Guanhães Energia and in Paracambi (formerly LightGer) to Brasal Energia S.A. The operation comprised the sale to Brasal Energia S.A. of the whole of the equity interest held by Light S/A, of 51% of the share capital of LightGer and of Guanhães Energia. On November 8, 2022, an Extraordinary General Assembly of the investee approved the amendment to the bylaws that changed its corporate name to ‘Paracambi Energética S.A.’.

Management has assessed the capacity of the Company to continue as a going concern and believes that its operations will generate sufficient future cash flows to enable continuity of its businesses. In addition, Management is not aware of any material uncertainties that could generate significant doubts about its ability to continue as a going concern. Therefore, these financial statements have been prepared on a going concern basis.

b)	Acceptance of the Hydrological Scarcity Account conditions

According to Decree 10,939/2022, which fixed the values of the resources of the Hydrological Scarcity Account for the amounts requested by the concessionaires through the Acceptance Agreement of ReN no. 1,008/2022, the CEMIG Distribuição S.A. (‘CEMIG D’) requested the ceiling amount of the funds in the first passthrough under the Decree, relating to the Incentive Program for Voluntary Reduction of Electricity Consumption (Programa de Incentivo à Redução Voluntária de Consumo), and also to importation of energy authorized by the Chamber of Hydroenergetic Management Exceptional

ANNUAL REPORT AND FORM 20-F | 2022	Page F-20

CONTENTS

Rules Committee on Exceptional Rules for Hydroenergetic Management (Câmara de Regras Excepcionais para Gestão Hidroenergética - ‘CREG’), for the months of July and August 2021, totaling R$191, received on May 9, 2022. This amount reduced the Revenue from supply of energy and increased CVA and Other financial components for 2021.

c)	Covid and Ukraine

Although the Company is not directly involved in the region and therefore the exposure to Russia and Ukraine is limited, given the uncertainties surrounding the impact of the conflict on the global economy. As of December 31, 2022, there was no impact on the extent of any potential effects of the conflict or any escalation of the conflict on our business and financial situation.

Faced major challenges due to the COVID-19 pandemic, enabling the supply of energy to society, ensuring the provision of uninterrupted services to hospitals and other public services. Being an integrated Company, coordinated by diversified companies in the sectors of production, transmission, sale and distribution of energy, so that in 2022 the Company maintained a stable financial performance, with no impacts on its operations.

For both issues discussed above, the company was not impacted in 2022 and does not expect significant impacts in the long term.

2.	BASIS OF PREPARATION
a)	Statement of compliance

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) (IFRS).

The consolidated financial statements provide comparative information in respect of the previous period.

On May 16, 2023, the Company’s Board of Directors authorized the issuance of the consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020.

b)	Basis of measurement

The consolidated financial statements were prepared on a historical cost basis, except in the case of certain financial instruments and assets as held for sale which are measured at fair value and fair value less costs to sell, in accordance with the standards applicable, as detailed in Note 31 and 32, respectively.

c)	Functional currency and presentation currency

The consolidated financial statements are presented in Reais - R$, which is the functional currency of the Company and its subsidiaries, joint ventures and affiliates The information is expressed in millions of Reais (R$ ’000’000), except when otherwise indicated.

Transactions in foreign currency, corresponding to those not carried out in the functional currency, were converted to Reais at the exchange rate as of the transaction date. Balances of monetary assets and liabilities denominated in foreign currency are translated to Reais at the exchange rates at the reporting date. Foreign exchange gains and losses resulting from updating assets and liabilities are recognized as finance income and cost in the statements of income.

d)	Use of estimates and judgments

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

ANNUAL REPORT AND FORM 20-F | 2022	Page F-21

CONTENTS

The main estimates and judgments that have a signficant effect in the amounts recognized in the financial statements are as follows:

•	Expected credit losses - Note 8.
•	Deferred income tax and social contribution tax - Note 10.
•	Financial assets and liabilities of the concession - Note 14.
•	Concession contract assets - Note 15.
•	Investments - Note 16.
•	Property, plant and equipment (‘PP&E’) and useful life of assets - Note 17.
•	Intangible assets and useful life of assets - Note 18.
•	Leasing - Note 19.
•	Amounts to be refunded to customers - Note 21.
•	Employee post-employment obligations - Note 24.
•	Provisions - Note 25.
•	Unbilled revenue - Note 27.
•	Financial instruments measurement and fair value measurement - Note 31.
•	Assets held for sale measurement - Note 32.

e)	New or revised accounting standards applied for the first time in 2022

The changes presented below became effective on January 1, 2022 and had no material impact on the Company's consolidated financial statements.

Standard	Main changes	Effective Date
IAS 37 - Provisions, Contingent Liabilities and Contingent Assets	Specification of which costs the entity needs to include when assessing whether a contract is onerous. The amendment applies a 'directly related cost approach', whereby the cost that directly relates to a contract to provide goods or services includes incremental costs and a cost allocation directly related to the contract activities. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly charged to the counterparty under the contract.	January 1, 2022
IAS 16 - Fixed Assets	Refers to the impossibility for entities to deduct from the cost of property, plant and equipment any revenues arising from the sale of items produced while the asset is established in the location and condition necessary for it to be capable of operating in the manner intended by management. These revenues and associated costs must be recognized directly in income.	January 1, 2022
IFRS 3 - Business Combination	In addition to the changes related to the reference to the conceptual framework, which did not significantly change the required standards, an exception to the IFRS 3 recognition principle was added to avoid the problem of potential ‘day 2’ gains and losses arising from contingent liabilities and liabilities that would be in the scope of IAS 37 or IFRIC 21 if incurred separately.	January 1, 2022

f)	Standards issued but not yet effective
Standard	Main changes	Effective Date
IFRS 17 - Insurance contracts, issued by the IASB in May 2017	The standard, not yet issued in Brazil, has the general objective of providing an accounting model for insurance contracts, regardless of the type of entity that issues them, that is more useful and consistent for insurance issuers, and is not initially applicable to the Company and its subsidiaries. This standard does not have a corresponding standard in Brazil.	January 1, 2023

ANNUAL REPORT AND FORM 20-F | 2022	Page F-22

CONTENTS

Standard	Main changes	Effective Date
IAS 1 - Review of the classification of liabilities as current and non-current	Clarify, among others, the concept of deferring the settlement of a liability, in addition to defining that the right to defer must exist at the end of the reporting period and that the classification is independent of the probability that the entity will exercise its right to defer. In addition, the revision states that only if the derivative embedded in a convertible liability is an equity instrument will the terms of the liability not impact its classification.	January 1, 2023
IAS 08 - Accounting Policies, Changes in Estimates and Correction of Errors - Definition of accounting estimates	Clarify the distinction between changes in accounting estimates, changes in accounting policies, and correction of errors, as well as how entities use measurement techniques and inputs to develop accounting estimates	January 1, 2023
IAS 01 and IFRS Practice Statement 2 - Making Materiality Judgements	Assists entities in providing accounting policy disclosures that are more useful by replacing the requirement to disclose significant accounting policies with disclosure of material accounting policies and adds guidance on how the entity applies the concept of materiality when making accounting policy disclosure decisions.	January 1, 2023
IAS 12 - Deferred tax related to assets and liabilities arising from a unique transaction	Restrict the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences, resulting in the recognition of a deferred tax asset and a deferred tax liability for temporary differences arising from the initial recognition of leases and decommissioning provisions.	January 1, 2023

In relation to the standards under discussion at the IASB or with an effective date set for a future year, the Company is following the discussions and, so far, has not identified significant impacts.

g)	Regrouping of items in the Statement of income

Starting in the third quarter of 2022, the Company made some adjustments in the classification of expenses in its profit and loss account (Statement of income), so as to group certain items more accurately in accordance with their function. Description of the nature of each type of expense continues to be presented in the related Notes to the financial statements, without alteration. These adjustments do not affect margins, or indicators, and are merely improvements proposed by the Company’s management.

To maintain comparability, the corresponding information for the period ended December 31, 2021, is being presented using the same criteria. The Company considers these adjustments not to be material.

h)	Significant accounting policies

The significant accounting policies, described in Notes, have been applied consistently to all the periods presented in the financial statements, in accordance with the standards and regulations described in Item 2.1 - Compliance statement.

3.	PRINCIPLES OF CONSOLIDATION

The reporting dates of financial statements of the subsidiaries used for the purposes of calculation of consolidation and jointly controlled entities and affiliates used for calculation of this equity method contribution are prepared as of the same reporting date of the Company.

The direct equity investments of CEMIG, included in the consolidation, are the following:

Subsidiary	2022 and 2021
	Form of valuation	Direct interest (%)
CEMIG Geração e Transmissão S.A.	Consolidation	100.00
CEMIG Distribuição S.A.	Consolidation	100.00
Companhia de Gás de Minas Gerais (‘Gasmig’)	Consolidation	99.57
CEMIG Soluções Inteligentes em Energia S.A. (‘CEMIG Sim’)	Consolidation	100.00
Sete Lagoas Transmissora de Energia S.A. (‘Sete Lagoas’)	Consolidation	100.00

Refer to the Note 1 for all direct and indirect consolidated subsidiaries.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-23

CONTENTS

a)	Subsidiaries, jointly controlled and affiliated entities

The financial statements of subsidiaries are included in the consolidated financial statements as from the date on which control is obtained, until the date on which the control ceases. The accounting policies of the subsidiaries and jointly controlled entities are aligned with the policies adopted by the Company.

The Company controls an investee when its existing rights give it the current ability to direct the relevant activities of the investee. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

When the Company loses control of an investee, it derecognizes the assets and liabilities of the former subsidiary from the statements of financial position, at the date when control is lost.

Any investment retained in the former subsidiary is recognized at its fair value and any resulting difference is recognized as gain or loss in the statement of income.

Jointly controlled and affiliated entities are accounted for under the equity method.

b)	Consortium

The Company recognizes the proportional interest in assets, liabilities, and income (loss) of consortium operations since these investments are considered to be ‘joint operations’ as defined in accounting standards.

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

4.	CONCESSIONS AND AUTHORIZATIONS

CEMIG, through its subsidiaries, holds the following public service concessions and authorizations:

	Company holding concession or authorization	Concession or authorization contract	Expiration date
POWER GENERATION

Hydroelectric plants
Emborcação (1) (2) (7)	CEMIG GT	07/1997	05/2027
Nova Ponte (1) (2) (7)	CEMIG GT	07/1997	08/2027
Santa Luzia (1)	CEMIG GT	07/1997	02/2026
Sá Carvalho (1) (7) (10)	Sá Carvalho	01/2004	08/2026
Rosal (1) (7)	Rosal Energia	01/1997	12/2035
Machado Mineiro (1) (6) Salto Voltão (1) (6) Salto Paraopeba (1) (8) Salto do Passo Velho (1) (6)	Horizontes Energia	Resolution 331/2002	05/2027 06/2033 10/2030 03/2031
PCH Pai Joaquim (1) (7)	CEMIG PCH S.A. (‘CEMIG PCH’)	Authorizing Resolution 377/2005	04/2032
Irapé (1) (7)	CEMIG GT	14/2000	09/2037
Queimado (Consortium) (1) (7)	CEMIG GT	06/1997	06/2034
Rio de Pedras (1) (7)	CEMIG GT	02/2013	12/2025
Poço Fundo (1) (7) (9)	CEMIG Geração Poço Fundo S.A. (‘CEMIG Geração Poço Fundo’)	01/2021	05/2052
São Bernardo (1) (7)	CEMIG GT	02/2013	06/2027

ANNUAL REPORT AND FORM 20-F | 2022	Page F-24

CONTENTS

Três Marias (3) (7)	CEMIG Geração Três Marias S.A. (‘CEMIG Geração Três Marias’)	08/2016	01/2053
Salto Grande (3) (7)	CEMIG Geração Salto Grande S.A. (‘CEMIG Geração Salto Grande’)	09/2016	01/2053
Itutinga (3) (7)	CEMIG Geração Itutinga S.A. (‘CEMIG Geração Itutinga’)	10/2016	01/2053
Camargos (3) (7)	CEMIG Geração Camargos S.A. (‘CEMIG Geração Camargos’)	11/2016	01/2053
Coronel Domiciano (3) (7) Joasal, Marmelos, Paciência and Piau (3) (7)	CEMIG Geração Sul S.A. (‘CEMIG Geração Sul’)	12/2016 and 13/2016	04/2047 01/2053
Dona Rita (3) (7) Ervália and Neblina (3) (7) Peti (3) (7) Sinceridade (3) (7) Tronqueiras (3) (7)	CEMIG Geração Leste S.A. (‘CEMIG Geração Leste’)	14/2016 and 15/2016	07/2050 04/2047 01/2053 03/2047 12/2046
Cajurú, Gafanhoto and Martins (3) (7)	CEMIG Geração Oeste S.A. (‘CEMIG Geração Oeste’)	16/2016	01/2053

Wind power plants
Central Geradora Eólica Praias de Parajuru (4)	Central Eólica Praias de Parajuru (‘Parajuru’)	Resolution 526/2002	09/2032
Central Geradora Eólica Volta do Rio (4)	Central Eólica Volta do Rio (‘Volta do Rio’)	Resolution 660/2001	01/2031

POWER TRANSMISSION
National grid (5)	CEMIG GT	006/1997	01/2043
Itajubá Substation (5)	CEMIG GT	79/2000	10/2030
Furnas - Pimenta - Transmission line (5)	Companhia de Transmissão Centroeste de Minas S.A. (‘Centroeste’)	004/2005	03/2035
Subestação Sete Lagoas (4) (5)	Sete Lagoas	006/2011	06/2041

ENERGY DISTRIBUTION	CEMIG D	002/1997 003/1997 004/1997 005/1997	12/2045

GAS DISTRIBUTION	Gasmig	State Law 11,021/1993	01/2053

(1)	Refer to power generation concession agreements that are not in the scope of IFRIC 12, whose infrastructure assets are recorded as property, plant and equipment since the grantor does not control to whom the services should be provided and their price, and their energy is mainly sold in the Free Contracting Environment (‘ACL’).
(2)	On July 17, 2020, CEMIG GT filed a statement of its interest in extending these plants concession, to ensure its right of option under the legislative changes currently under discussion, relating to the group of measures to modernize the energy sector. Any actual decision will only be made after publication by the Brazilian Mining and Energy Ministry and by the grantor, ANEEL (‘Agência Nacional de Energia Elétrica’), of the conditions for extension, which will be submitted to decision by CEMIG’s governance bodies at the due time.
(3)	Refers to energy generation concession contracts whose concession bonus revenue is classified as financial assets of the concession.
(4)	Refer to concessions, by means of authorization, of wind power generation in the independent production modality, commercialized in the scope of Alternative power source program (‘Proinfa’). The assets linked to the exploration right are registered in intangible assets.
(5)	These refer to power transmission concession agreements which, in accordance with IFRS 15, are classified as contract assets as they are subject to the satisfaction of performance obligations in the provision of the electric energy transmission service.
(6)	ANEEL changed, through Authoritative Resolution 12,137, of June 14, 2022, the end of the validity of the authorization grants of these plants, due to the repactuation of the hydrological risk (‘GSF’).
(7)	On October 7, 2022, the addenda to the concession contracts of these plants were signed to include the new effective date of the grant.
(8)	Plant eligible for the extension of the concession due to the agreement with ANEEL and that, since it has been granted through an authorizing resolution, awaits the reformulation of this act to include the new date.
(9)	On September 29, 2022, and October 1, 2022, ANEEL authorized the start of commercial operation of the Generating Units ‘UG-01’ and ‘UG-02’, respectively, both from PCH Poço Fundo. The start of commercial operation of the UG's occurred approximately 3 months before the supply deadline established in the A-4 Auction held by ANEEL in June 2018, when the incremental energy resulting from the expansion of PCH Poço Fundo (9.16 MW to 30.00 MW and the physical guarantee from 5.79 average MW to 16.59 average MW) was sold (information of MW not audited).
(10)	In February 2023, CEMIG GT, aiming to guarantee its right to request a new grant of the concession, filed its expression of interest in the extension of the concession of UHE Sá Carvalho through transfer of shareholding control to its wholly owned subsidiary Sá Carvalho. CEMIG GT reiterates that this expression of interest has the sole purpose of ensuring its right to an eventual extension of Concession Contract 01/2004, for up to 30 (thirty) years, at the discretion of the granting authority, after the required completion of the process of transfer of shareholder control, in accordance with the current legislation, which still has premises pending definition by the Ministry of Mines and Energy - MME.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-25

CONTENTS

Generation concessions

In the Generation business, the Company earns revenue from the sale of energy from its plants in the regulated market (ACR) and in the free market (ACL). While in the regulated environment the transactions occur by means of centralized and public auctions, in the free environment the negotiations are bilateral and reserved to the interested parties.

There is also revenue from the spot market, which remunerates agents for de-contracted energy, which is settled at the Spot Price (PLD).

Transmission concessions

Under the transmission concession contracts, the Company, through its subsidiaries, is authorized to charge a Tariff for use of the Transmission System (Tarifa de Uso do Sistema de Transmissão, or ‘TUST’). Tariffs are adjusted annually on the same date the Permitted Annual Revenue (Receitas Anuais Permitidas, or RAP) of transmission concessions contracts is adjusted. This tariff is in effect from July 1 of each year, upon its publication, until June 30 of the subsequent year.

The payment for use of transmission service also applies to generation provided by the Itaipu Binacional. However, due to the legal characteristics of that plant, the corresponding charges are assumed by the holders of distribution concessions that hold quotas of its output.

Onerous concessions

When obtaining the concessions for construction of certain generation projects, the Company is required to make payments to the grantor over the period of the contract or for up to 5 years upon signature of the concession contract for plants with installed capacity between 1 and 50 MW (information of MW not audited), as compensation for the right to operate them. The information on the concessions and the amounts to be paid are as follows, according to ANEEL's RN No. 467/2011.

The information on the grants, with the amounts to be paid, is as follows:

Project	Nominal value in 2022	Present value in 2022	Period of the concession	Updating indexer
Irapé (1) (3)	49	22	03/2006 - 09/2037	IGPM
Queimado (Consortium) (2) (3)	11	6	01/2004 - 06/2034	IGPM

(1)	In October 2022, through the 4th amendment to Concession Agreement No. 014/2000, the term of the concession for the Irapé Hydroelectric Plant was extended, in accordance with Authoritative Resolution No. 12,255 of July 5, 2022, and ReH No. 2,932, of September 14, 2021;
(2)	In October 2022, by means of the 3rd amendment to Concession Contract 006/1997, the term of the concession for the Usina Hidrelétrica Queimado was extended, pursuant to Authoritative Resolution 11,998 of July 7, 2022, and ReH No. 2,932, of September 14, 2021;
(3)	During the period of the extension of the concession term, the generator will freely dispose of the energy from the undertaking, under the terms of Law 13,203/2015, with the other clauses unchanged for both contracts.

CEMIG generates energy from nine hydroelectric plants that have the capacity of 5MW or less, including those mentioned in the previous paragraph - having a total installed capacity of 11.53MW, and thus under Law 9,074/95, these are dispensed from concession, permission or authorization, and do not have a final concession date (information of MW not audited).

The concessions fees are paid monthly to the grantor for an amount that changes over time. These payments are recorded as an intangible asset, representing a right to operate the concession and to charge users through the concession period, they are recorded as from the date of signature of the contracts at the present value of the future payment obligations.

The amounts paid to the grantor in 2022, the nominal value and the present value of the amounts to be paid in the next 12 months, are as follows:

Project	Interest, %	Amounts paid in 2022	Nominal value of amounts to be paid in the next 12 months	Present value of amounts to be paid in the next 12 months
Irapé	100.00	3	3	3
Queimado (Consortium)	82.50	1	1	1

The rate used by the Company to discount the above liabilities to its present value, was 12.50%, and represents the average cost of funding under usual conditions on the date of registration of each concession.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-26

CONTENTS

Electricity power distribution concessions

The CEMIG D (wholly owned subsidiary) operates the concession for the distribution of energy in the greater part of the State of Minas Gerais, which expires in December 2045.

According to the concession contract, all assets and facilities that are used in the provision of the distribution service and which have been constructed by the concession holder are considered revertible and part of the assets of the related concession. These assets are automatically reverted to the Grantor at the end of the contract and are then valued to determine the amount of the indemnity payable to CEMIG D, subject to the amounts and the dates on which they were incorporated into the energy system.

CEMIG D does not have obligations to make compensatory payments for commercial operation of the distribution concessions but has to comply with requirements related to quality, and investments made, in accordance with the concession contract.

The concession contracts and the Brazilian legislation establish a mechanism of maximum prices that allows for three types of adjustments to tariffs: (i) an annual tariff adjustment; (ii) periodic review of tariffs; and (iii) extraordinary reviews.

Each year the CEMIG D has the right to request for the annual adjustment, the purpose of which is to be compensated the effects of inflation on the tariffs, and to allow for certain changes in costs that are outside the CEMIG D’s control to be passed through to customers - for example the cost of energy purchased for resale and sector charges including charges for the use of the transmission and distribution facilities.

Also, the grantor performs a periodic review of tariffs every five years, which aims to adjust due to changes in the CEMIG D’s costs, and to establish a factor based on scale gains, which will be applied in the annual tariff adjustments, for the purpose of sharing such gains with the CEMIG D’s customers.

The CEMIG D also has the right to request an extraordinary review of tariffs in the event that any unforeseen development significantly affects the economic-financial equilibrium of the concession. The Periodic Review and the Extraordinary Review are subject, to a certain degree, to the discretion of the grantor, although there are pre-established provisions for each revision cycle.

Under the distribution concession contracts, the CEMIG D is authorized to charge customers a tariff consisting of two components: (i) A component related to costs of energy purchased for resale, charges for use of the transmission grid and charges for use of the distribution system that are not under its control (‘Parcel A costs’); and (ii) a portion relating to operating costs (‘Parcel B costs’).

Fifth Amendment to concession contract

On December 21, 2015, the Company signed, with the Mining and Energy Ministry, the Fifth Amendment to its concession contracts, extending its energy distribution concessions for an additional 30 years, starting January 1, 2016.

The principal characteristics and terms of the Amendment are as follows:

•	The annual tariff adjustment will occur on May 28 of each year, according the rules set for in Clause 6 of the Amendment will be applied.
•	Limitation of in the distribution of dividends and/or payment of Interest on Equity to the minimum established by law, in the envent of non-compliance with the annual indicators for outages (DECi and FECi) for two consecutive years, or three times in a period of five years, until the regulatory parameters are restored.
•	There is a requirement for injections of capital from the controlling shareholder in an amount sufficient to meet the minimum conditions for economic and financial sustainability.
•	The requirement of compliance with efficiency criteria related to the continuity of supply and economic and financial management to maintain the concession, respecting the right to full defense and the adversary in case of non-compliance, being that any non-compliance for three consecutive years for the criteria of efficiency in the continuity of supply and two consecutive years for the criteria of efficiency in economic and financial management will result in the opening of a process of forfeiture of the concession.

The criteria of efficiency in economic and financial management are as follows:

•	Operational cash generation (-) QRR¹ (-) interest on the debt[2] ≥ 0;
•	{Net debt / [Ebitda (-) QRR]} ≤ 1 / (111% of the Selic rate) (by the end of 2028).

ANNUAL REPORT AND FORM 20-F | 2022	Page F-27

CONTENTS

1.    QRR = ‘Regulatory reintegration quota’, or Regulatory depreciation expense.

2.    Net debt x 111% of the Selic rate.

3.    Calculated according to the method defined by the grantor (ANEEL), contained in distribution concession contract.

4.    Gross debt, less financial assets.

The efficiency criteria related to the continuity of supply and the economic and financial management for the maintenance of CEMIG D's concession were met in the years ended December 31, 2022 and 2021.

Gas distribution concessions

The concessions for distribution of natural gas are granted by each Brazilian state. In the state of Minas Gerais, the tariffs for natural gas are set by the grantor, the State’s Economic Development Secretariat, by market segment. The tariffs are comprised of a portion of the cost of gas and a portion of the distribution of gas. Each quarter the tariffs are adjusted to pass through the cost of gas, and once a year they are adjusted to update the portion allocated to cover the costs relating to the provision of the distribution service - remuneration of invested capital and to cover all the operating, commercial and administrative expenses of Gasmig.

In addition to these adjustments, there are periodic reviews of tariffs. These reviews may occurr every five years from the end of the first cycle, to evaluate the changes in the costs of the Gasmig and update the tariffs. The concession contract also specifies the possibility of an extraordinary review of tariffs if any event occurs that puts the economic-financial balance of the concession at risk.

On September 19, 2019 Gasmig signed, with the State of Minas Gerais as Grantor, the Third Amendment to the Concession Contract for Commercial Operation of Industrial, Institutional and Residential Piped Gas Services in the State of Minas Gerais. This guarantees maintenance of the period of Gasmig’s succession up to 2053.

Conclusion of the Tariff Review for piped natural gas distribution services

On April 28, 2022, The Minas Gerais State economic development department (Secretaria de Desenvolvimento Econômico do Estado de Minas Gerais - SEDE/MG), the state’s body responsible for regulation and ratifying of tariffs for piped gas distribution service, published conclusion of its Review of Tariffs for piped natural gas distribution service, with the following effects, approved by SEDE Resolution 21: Cost of Capital: 8.71% p.a.; operating costs within regulatory coverage, and the new tariff structure for supplies made by Gasmig. Considering the afore mentioned effects, the tariff repositioning index average interest rate was -10.05% over margins in effect since February 2022.

Its effects are backdated to February 2022, and the differences between the margins approved and those in effect will be captured by the offsetting account from February 1, 2022 and the date of ratification of the tariff adjustment with the margins approved by this Resolution.

5.	OPERATING SEGMENTS

The operating segments of the Company reflect their management and their organizational structure, used for monitoring its results. The Company also operates in the gas market, through its subsidiary Gasmig, and in other businesses with less impact on the results of its operations.

The segment information is disclosed separately into the following 5 reportable segments:

Generation: Comprises production of energy from hydroelectric and wind facilities.

Transmission: Comprises construction, operation and maintenance of transmission lines and substations.

Trading: Comprises commercialization of energy and provision of related services.

Distribution: Comprises provision of energy distribution services, including operation and maintenance of the related infrastructure and services.

Investees: Comprises management of the equity interests in which the company does not have shareholding control, in line with the Company’s business strategies. The results of the subsidiaries Gasmig and CEMIG Sim are also included in this

ANNUAL REPORT AND FORM 20-F | 2022	Page F-28

CONTENTS

segment, since their management is also linked to the CEMIGPar management unit (the office of the Chief Officer for Holdings).

Transfer of energy from the generation activity to the trading activity comprises a transaction between segments, since it consists of obtaining of revenue from the sale of energy generated, and costs for purchase of energy to be traded - these are measured at sale prices estimated in accordance with criteria based on the Company’s model for management of these businesses, using market prices as a reference.

Information by Segment as of and for The Year Ended December 31, 2022
Description	Energy				Investees	Total	Inter segment transactions (1)	Reconciliation (2) (3)	Total
	Generation	Transmission	Trading	Distribution
NET REVENUE	2,661	1,195	7,918	20,919	3,697	36,390	(1,423)	(504)	34,463

COST OF ENERGY, GAS AND CHARGES FOR USE OF THE NATIONAL GRID	(331)	-	(6,880)	(11,938)	(2,736)	(21,885)	1,423	442	(20,020)

OPERATING COSTS AND EXPENSES (3)
Personnel	(162)	(135)	(12)	(913)	(130)	(1,352)	-	-	(1,352)
‘Employees and managers’ income sharing	(15)	(11)	(6)	(40)	(11)	(83)	-	-	(83)
Post-employment obligations	(66)	(42)	(10)	(421)	(87)	(626)	-	-	(626)
Materials, outsourced services and others expenses (revenues)	(395)	(96)	(14)	(1,785)	(203)	(2,481)	-	62	(2,419)
Depreciation and amortization	(328)	-	-	(738)	(109)	(1,182)	-	-	(1,182)
Operating provisions and impairment	(18)	(3)	(34)	(398)	(3)	(456)	-	-	(456)
Construction costs	-	(291)	-	(3,193)	(52)	(3,536)	-	-	(3,536)
Total operating costs	(984)	(578)	(76)	(7,488)	(595)	(9,716)	-	62	(9,655)

OPERATING COSTS AND EXPENSES	(1,315)	(578)	(6,956)	(19,426)	(3,331)	(31,601)	1,423	504	(29,675)

Equity in earnings of unconsolidated investees, net	(2)	3	-	-	844	845	-	-	845
Gains arising from the sale of non-current asset held for sale	-	-	-	-	52	52	-	-	52
Fair value of business combination	-	-	-	-	5	5	-	-	5

OPERATING INCOME BEFORE FINANCE INCOME (EXPENSES)	1,344	620	962	1,493	1,267	5,686	-	-	5,686
Finance net income (expenses)	(150)	(96)	34	(1,115)	(239)	(1,566)	-	-	(1,566)
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAX	1,194	524	996	378	1,028	4,120	-	-	4,120
Income tax and social contribution tax	(307)	(174)	(314)	67	702	(26)	-	-	(26)
NET INCOME FOR THE YEAR	887	350	682	445	1,730	4,094	-	-	4,094
Equity holders of the parent	887	350	682	445	1,728	4,092	-	-	4,092
Non-controlling interests	-	-	-	-	2	2	-	-	2

ANNUAL REPORT AND FORM 20-F | 2022	Page F-29

CONTENTS

Information by Segment as of and for The Year Ended December 31, 2021
Account/description	Energy				Investees	Total	Inter segment transactions (1)	Reconciliation (2) (3)	Total
	Generation	Transmission	Trading	Distribution
NET REVENUE	2,921	1,094	6,430	22,345	2,858	35,648	(1,575)	(427)	33,646

COST OF ENERGY, GAS AND CHARGES FOR USE OF THE NATIONAL GRID	(795)	-	(5,735)	(14,853)	(2,011)	(23,394)	1,575	370	(21,449)

OPERATING COSTS AND EXPENSES (3)
Personnel	(149)	(115)	(20)	(847)	(109)	(1,240)	-	-	(1,240)
‘Employees and managers’ income sharing	(14)	(14)	(3)	(94)	(9)	(134)	-	-	(134)
Post-employment obligations	(5)	3	(1)	19	(32)	(16)	-	-	(16)
Materials, outsourced services and others expenses (revenues)	(209)	(94)	(14)	(1,524)	(165)	(2,006)	-	57	(1,949)
Depreciation and amortization	(254)	(3)	(1)	(683)	(108)	(1,049)	-	-	(1,049)
Operating provisions and impairment	(20)	(12)	(14)	(198)	(120)	(364)	-	-	(364)
Construction costs	-	(184)	-	(1,802)	(50)	(2,036)	-	-	(2,036)
Total operating costs	(651)	(419)	(53)	(5,129)	(593)	(6,845)	-	57	(6,788)

OPERATING COSTS AND EXPENSES	(1,446)	(419)	(5,788)	(19,982)	(2,604)	(30,239)	1,575	427	(28,237)

Periodic Tariff Revision, net	-	215	-	-	-	215	-	-	215
Renegotiation of hydrological risk (Law 14,052/20), net	1,032	-	-	-	-	1,032	-	-	1,032
Gains arising from the sale of non-current asset held for sale	-	-	-	-	109	109	-	-	109
Equity in earnings of unconsolidated investees, net	54	-	-	-	128	182	-	-	182
Fair value of business combination	-	4	-	-	-	4	-	-	4

OPERATING INCOME BEFORE FINANCE INCOME (EXPENSES)	2,561	894	642	2,363	491	6,951	-	-	6,951
Finance net income (expenses)	(758)	(395)	15	(7)	(1,107)	(2,252)	-	-	(2,252)
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAX	1,803	499	657	2,356	(616)	4,699	-	-	4,699
Income tax and social contribution tax	(409)	(78)	(224)	(655)	420	(946)	-	-	(946)
NET INCOME FOR THE YEAR	1,394	421	433	1,701	(196)	3,753	-	-	3,753
Equity holders of the parent	1,394	421	433	1,701	(198)	3,751	-	-	3,751
Non-controlling interests	-	-	-	-	2	2	-	-	2

(1)	The only inter-segment transactions are from the generation to the trading segment, as explained above.
(2)	The reconciliation between the published amounts for the segments and the accounting information on revenue and costs indicates the transactions between the consolidated companies (eliminations).
(3)	The information on operational costs and expenses separated by type is segregated in accordance with the internal business model, which has immaterial differences in relation to the accounting information.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-30

CONTENTS

Information by Segment as of and for The Year Ended December 31, 2020
Account/description	Energy				Investees	Total	Inter segment transactions (1)	Reconciliation (2) (3)	Total
	Generation	Transmission	Trading (1)	Distribution
NET REVENUE	2,589	778	5,382	16,512	1,673	26,934	(1,324)	(382)	25,228

COST OF ENERGY, GAS AND CHARGES FOR USE OF THE NATIONAL GRID	(528)	-	(5,027)	(9,960)	(1,083)	(16,598)	1,324	332	(14,942)

OPERATING COSTS AND EXPENSES
Personnel	(170)	(102)	(16)	(886)	(102)	(1,276)	-	-	(1,276)
‘Employees and managers’ income sharing	(16)	(14)	(2)	(93)	(17)	(142)	-	-	(142)
Post-employment obligations	(42)	(38)	(6)	(297)	(55)	(438)	-	-	(438)
Materials, outsourced services and others expenses (revenues)	(178)	(65)	(11)	(1,327)	(110)	(1,691)	-	50	(1,641)
Depreciation and amortization	(205)	(5)	(1)	(668)	(110)	(989)	-	-	(989)
Operating provisions and impairment	(32)	7	(1)	(274)	(123)	(423)	-	-	(423)
Construction costs	-	(147)	-	(1,384)	(50)	(1,581)	-	-	(1,581)
Total operating costs	(643)	(364)	(37)	(4,929)	(567)	(6,540)	-	50	(6,490)

OPERATING COSTS AND EXPENSES	(1,171)	(364)	(5,064)	(14,889)	(1,650)	(23,138)	1,324	382	(21,432)

Periodic Tariff Revision, net	-	502	-	-	-	502	-	-	502
Fair value of business combination	-	51	-	-	-	51	-	-	51
Equity in earnings of unconsolidated investees, net	11	-	-	-	346	357	-	-	357

OPERATING INCOME BEFORE FINANCE INCOME (EXPENSES)	1,429	967	318	1,623	369	4,706	-	-	4,706
Finance expenses	(322)	(152)	21	22	(474)	(905)	-	-	(905)
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAX	1,107	815	339	1,645	(105)	3,801	-	-	3,801
Income tax and social contribution tax	(308)	(222)	(81)	(430)	105	(936)	-	-	(936)
NET INCOME FOR THE YEAR	799	593	258	1,215	-	2,865	-	-	2,865
Equity holders of the parent	799	593	258	1,215	(1)	2,864	-	-	2,864
Non-controlling interests	-	-	-	-	1	1	-	-	1

(1)	The only inter-segment transactions are from the generation to the trading segment, as explained above.
(2)	The reconciliation between the published amounts for the segments and the accounting information on revenue and costs indicates the transactions between the consolidated companies (eliminations).
(3)	The information on operational costs and expenses separated by type is segregated in accordance with the internal business model, which has immaterial differences in relation to the accounting information.

The information for assets by segment is not presented, because this is not part of the information made available to the Company’s Chief Operating Decision Maker (‘CODM’).

Accounting policy

The operating results of all operating segments for which discrete financial information is available, are reviewed regularly by the Company’s CODM, to make decisions about resources to be allocated to the segment, and to assess its performance.

Segment results that are reported to the CODM include items directly attributable to the segment as well as those that can be allocated on a reasonable basis.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-31

CONTENTS

6.	CASH AND CASH EQUIVALENTS

	2022	2021
Bank accounts	95	117
Cash equivalents
Bank certificates of deposit (CDBs) (1)	1,049	625
Overnight (2)	294	81
Others	3	2
Short term investments	1,346	708
Cash and cash equivalents	1,441	825

(1)	Bank Certificates of Deposit (Certificados de Depósito Bancário, or CBDs), accrued interest at 80.05% to 112%, of the CDI Rate (Interbank Rate for Interbank Certificates of Deposit or Certificados de Depósito Inter-bancário - CDIs) published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip) on December 31, 2022 (70% to 109% on December 31, 2021). For these CDBs, the Company and its subsidiaries have repo transactions which state, on their trading notes, the bank’s commitment to repurchase the security, on demand, on the maturity date of the transaction, or earlier.
(2)	Overnight transactions are repos available for redemption on the following day. They are usually backed by Treasury Bills, Notes or Bonds and referenced to a pre-fixed rate of 13.62% to 13.64% on December 31, 2022 (8.87% to 9.14% on December 31, 2021). Their purpose is to settle the short-term obligations of the Company and its subsidiaries, or to be used in the acquisition of other assets with better return to replenish the portfolio.

Note 31 provides information in relation to the exposure of the Company to interest rate risks, and a sensitivity analysis of their effects on financial assets and liabilities.

Accounting policy

Cash and cash equivalents consist of balances in bank current accounts and short-term highly liquid investments subject to an insignificant risk of change in value, held to meet the short-term cash management of the Company and its subsidiaries. More information about the accounting practices is shown in Note 31.

7.	MARKETABLE SECURITIES

	2022	2021
Investments
Current
Bank certificates of deposit (CDBs) (1)	191	101
Financial Notes (LFs) - Banks (2)	1,140	1,417
Treasury Financial Notes (LFTs) (3)	402	178
Others	12	28
	1,745	1,724
Non-current
Bank certificates of deposit (CDBs) (1)	127	-
Financial Notes (LFs) - Banks (2)	-	348
Debentures (4)	7	5
Others	-	1
	134	354
	1,879	2,078

(1)	Bank Certificates of Deposit (Certificados de Depósito Bancário, or CBDs), accrued interest varying between 103% to 104.4% of the CDI Rate (Interbank Rate for Interbank Certificates of Deposit or Certificados de Depósito Inter-bancário - CDIs) published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip) on December 31, 2022 (107.24% on December 31, 2021).
(2)	Bank Financial Notes (Letras Financeiras, or LFs) are fixed-rate fixed-income securities, issued by banks and that accrued interest a percentage of the CDI rate published by Cetip. The LFs had remuneration rates varying between 103.3% and 110.26% of the CDI rate on December 31, 2022 (105% and 130% on December 31, 2021).
(3)	Treasury Financial Notes (LFTs) are fixed-rate securities, their yield follows the daily changes in the Selic rate between the date of purchase and the date of maturity. The LFTs had remuneration rates varying between 13.65% and 13.88% in 2022 (9.12% and 9.50% in 2021).
(4)	Debentures are medium and long term debt securities, which give their holders a right of credit against the issuing company. The debentures have remuneration varying from TR+1% to 114.29% of the CDI Rate on December 31, 2022 (TR+1% to 109% of the CDI Rate on December 31, 2021).

ANNUAL REPORT AND FORM 20-F | 2022	Page F-32

CONTENTS

Note 31 provides a classification of these marketable securities. Investments in marketable securities of related parties are shown in Note 30.

The Company classifies the interest of marktable securities as investing activities, which is the most appropriate classification for the business.

8.	RECEIVABLES FROM CUSTOMERS

	Balances not yet due	Up to 90 days past due	More than 91 up to 360 days past due	More than 361 days past due	2022	2021
Billed supply	1,415	568	642	615	3,240	3,410
Unbilled supply	1,244	-	-	-	1,244	930
Other concession holders - wholesale supply	22	45	-	-	67	52
Other concession holders - wholesale supply, unbilled	369	-	-	-	369	265
CCEE (Power Trading Chamber)	33	121	7	1	162	169
Concession Holders - power transport	53	18	22	87	180	170
Concession Holders - power transport, unbilled	370	-	-	-	370	319
(-) Provision for expected credit losses	(146)	(87)	(112)	(475)	(820)	(833)
	3,360	665	559	228	4,812	4,482

Current assets					4,769	4,430
Non-current assets					43	52

As from August 2022, to provide a more accurate estimate of losses expected in connection with overdue client accounts, the life time probabilities of default changed from 12 to 24 months. This resulted in a reversal of R$ 131 in the expected credit losses from clients in the year 2022.

The Company’s exposure to credit risk related to customers and traders is provided in Note 31.

The expected credit losses are considered to be sufficient to cover any potential losses in the realization of accounts receivable, and the breakdown by type of customers is as follows:

	2022	2021
Residential	272	221
Industrial	168	185
Commercial, services and others	203	220
Rural	33	34
Public authorities	28	45
Public lighting	1	2
Public services	33	38
Charges for use of the network (TUSD)	82	88
	820	833

On July 31, 2020 CEMIG D filed an application to the tax authority of State of Minas Gerais to offset debts for energy consumption and service owed by the direct and indirect administrations of Minas Gerais State, using amounts of ICMS tax payable, under Article 3 of Minas Gerais State Decree 47,908/2020, which regulated State Law 47,891/2020. The debts from the State of Minas Gerais that qualify for offset are those past due on June 30, 2019, an amount of R$222. The offsetting started in April 2021, after the approval by the State Treasury Department and the formalization of the Agreement Term and Debt Acknowledgment which occurred on March 31, 2021. In December 2022 the last installment of the total of 21 was compensated, in the amount of R$11 each.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-33

CONTENTS

Changes in the expected credit losses are as follows:

Balance on December 31, 2019	810
Additions, net (Note 28)	146
Disposals	(244)
Balance on December 31, 2020	712
Additions, net (Note 28)	144
Disposals	(23)
Balance on December 31, 2021	833
Additions, net (i) (Note 28)	109
Disposals	(122)
Balance on December 31, 2022	820

(2)	(i) Presented net of the reversal of R$ 130,569.

Accounting policy

Accounts receivable from customers, which include traders and power transport concession holders are initially recognized at the sales value of the energy supplied or the value of the gas supplied and are measured at amortized cost. These receivables are stated with the amount of sales tax included, net of the taxes withheld by the payers, which are recognized as recoverable taxes.

The adjustment for expected credit losses is recorded based on policies approved by Management. The main criteria defined by the Company and its subsidiaries are: (i) for consumers with significant amounts outstanding, the balance receivable is analyzed taking into account the history of the debt, ongoing negotiations and real guarantees; and (ii) for large consumers, an individual analysis is made of debtors and ongoing initiatives to receive the credits.

For captive customers, the Company adopts in its analysis a simplified approach, considering that the balances of its Accounts Receivable do not have significant financing components and estimates the expected loss considering the average history of non-collection over the total amount billed in each month, based on 24 months of billing, segregated by consumer class and projected for the next 12 months considering the age of maturity of the invoices, including those not yet due and unbilled.

The expected losses for overdue accounts of customers that renegotiated their debt is measured based on the maturity date of the original invoice, despite the new terms negotiated. Expected losses are fully recognized for accounts overdue for more than 24 months.

Expected losses for invoices unbilled, not yet due or less than 12 months past due are measured according to the potential default events, or losses of credit expected for the whole life of a financial instrument, if the credit risk has significantly increased since its initial recognition.

The contract asset is transferred to the financial asset (Consumers and resellers and concessionaires - Energy transport), within the scope of IFRS 9, after the issuance of the credit notice, monthly issued by ONS, authorizing RAP billing, which is when the right to consideration is unconditional.

The financial asset is recognized at the transaction price and the assets are subsequently measured at amortized cost, using the effective interest method, adjusted by impairment losses, when applicable, and recognizing the deferred taxes. As required by IFRS 9 - Financial Instruments, the financial asset carrying amount is analyzed and, when applicable, a loss allowance for expected credit losses is recognized.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-34

CONTENTS

9.	RECOVERABLE TAXES

	2022	2021
Current
ICMS (VAT)	449	113
PIS/Pasep (a) (b)	258	329
Cofins (a) (b)	1,189	1,508
Others	21	19
	1,917	1,969
Non-current
ICMS (VAT) (b)	548	342
PIS/Pasep (a)	166	316
Cofins (a)	644	1,339
	1,358	1,997
	3,275	3,966

a)	Pis/Pasep and Cofins taxes credits over ICMS

The Company and its subsidiaries recorded the PIS/Pasep and Cofins credits corresponded to the amount of these taxes over ICMS paid in the period of July 2003 to May 2019.

Thus, final court judgment has also been given, against which there is no further appeal, in favor of the similar actions filed by CEMIG’s wholly-owned subsidiaries Sá Carvalho, CEMIG Geração Distribuída (former UTE Ipatinga S.A.), CEMIG Geração Poço Fundo S.A. (previously denominated UTE Barreiro S.A.) and Horizontes Energia S.A.. The credits of these companies were approved by the Brazilian tax authority (Receita Federal do Brasil) in September 2022, and offsetting against federal taxes due has already begun.

The Company and its subsidiaries have two ways to recover the tax credit: (i) offsetting of the amount receivable against amounts payable of PIS/Pasep and Cofins taxes, monthly, within the five-year period specified by the relevant law of limitation; or (ii) receipt of specific credit instruments ‘precatórios’ from the federal government.

The Company, in addition of the ability of receiving the credits through ‘precatórios’ letters of credit, has begun to assess the possibility of credits administrative qualification, under which they will be able to be offset these credits against federal taxes generated by the Company.

On May 12, 2020, the Brazilian tax authority granted the Company’s request for ratification of the credits of PIS/Pasep and Cofins taxes arising from the legal action on which final judgment, subject to no further appeal, was given in favor of CEMIG D and CEMIG GT are offsetting since May 2020 the amount receivable against amounts of federal taxes payable on a monthly basis, within the five-year period specified by the relevant law of limitation.

Based on the opinion of legal advisors, the Company had constituted a liability related to the portion of tax credits corresponding to the period of the last 10 years, that is, from June 2009 to May 2019, net of PIS/Pasep and Cofins levied on its update revenue.

On June 27, 2022, the Draft Law 1,280/22, which provided for the full allocation of tax credits related to the issue of PIS/Pasep and Cofins on ICMS to customers of electricity distributors, without the limitation of the period of 10 years mentioned above was converted into Law 14,385/22 and the Company made an allowance, posting an additional amount in liabilities, as per Note 21.

The Company’s management awaits the Law regulation by ANEEL and is assessing possible future actions related to this matter with its legal advisers.

After the STF’s (Superior Tribunal Federal means Federal Court) decision on the modulation of effects, the subsidiary Gasmig recognized, in the second quarter of 2021, the amounts of PIS/Pasep and Cofins taxes credits on ICMS referring to the periods contemplated in the process that discusses the matter, in the amount of R$220.

On August 1, 2022, the individual action filed by Gasmig, which dealt with the exclusion of ICMS from the PIS/Pasep and Cofins calculation basis, became final and unappealable. As of the final decision, Gasmig will be able to start the procedures for withdrawing judicial deposits and qualifying the tax credit with the Federal Revenue Service.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-35

CONTENTS

For more information about the amounts to be refunded by CEMIG D and Gasmig to customers, see Note 21.

As of December 31, 2022, the Company carries current asset and non-current asset in the amount of R$1,012 and R$1,234, respectively, corresponding to the tax credits of PIS/Pasep and Cofins over ICMS, with updating by the Selic rate to the date of their actual offsetting.

In 2022, credits of PIS/Pasep and Cofins taxes were offset against payable federal taxes in the amount of R$1,453 (R$1,786 in 2021).

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

	2022	2021
Income tax	707	763
Social contribution tax	241	251
Income and social contribution tax credits	948	1,014

Current	775	699
Non-current	173	315

The balances of income tax and social contribution tax posted in non-current assets arise from advanced payments required by tax law and withholding taxes, which the expectation of offsetting is greater than 12 months.

b)	Income tax and social contribution tax payable

The balances of income tax and social contribution tax recorded in current liabilities refer mainly to the taxes owed by the subsidiaries which report by the Real Income method and have opted to make monthly payments based on estimated revenue, and also by the subsidiaries that have opted for the Presumed Income method, in which payments are made quarterly.

	2022	2021
Current
Income tax	198	147
Social contribution tax	42	43
Total	240	190

The company has some uncertainties relating to the treatments of certain taxes on income, and management has concluded that it is more probable than not that the tax authority will accept the Company’s conclusions. The effects of the potential contingencies are stated in Note 25.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-36

CONTENTS

c)	Deferred income tax and social contribution tax

The Company has deferred taxed assets and liabilities from unused tax loss carryforwards, negative base for the social contribution tax, and deductible temporary differences, at the statutory rates applicable to each legal entity in Brazil of 25% (for Income tax) and 9% (for the social contribution tax), as follows:

	2022	2021	2020
Deferred tax assets
Tax loss carryforwards	987	807	401
Provisions for contingencies	602	542	538
Impairment on investments	56	244	640
Fair value of derivative financial instruments (PUT SAAG)	229	216	182
Post-employment obligations	1,852	1,981	2,168
Estimated credit losses	319	315	256
Others	665	150	138
Total	4,710	4,255	4,323

Deferred tax liabilities
Funding cost	(9)	(5)
Deemed cost	(156)	(219)	(225)
Fair value of assets acquired in business combination	(456)	(466)	(486)
Borrowing costs capitalized	(170)	(165)	(169)
Taxes on unredeemed income - presumed income	(9)	(4)	-
Adjustment to expectation of cash flow - Concession assets	(263)	(245)	(242)
Adjustment of contract assets	(940)	(895)	(768)
Adjustment to fair value: Swap - Loss	(210)	(412)	(1,002)
Updating on escrow deposits	(8)	(7)	(6)
Reimbursement of costs - GSF	(274)	(319)	-
Others	(27)	(15)	(12)
Total	(2,522)	(2,752)	(2,910)
Total, net	2,188	1,503	1,413

Total assets	3,120	2,465	2,453
Total liabilities	(932)	(962)	(1,040)

The changes in deferred income tax and social contribution tax were as follows:

Balance on December 31, 2019	1,660
Effects allocated to net profit	(252)
Effects allocated to Statement of comprehensive income	4
Others	1
Balance on December 31, 2020	1,413
Effects allocated to net income	210
Effects allocated to Statements of comprehensive income	(102)
Deferred taxes received in corporate reorganization	(16)
Others	(2)
Balance on December 31, 2021	1,503
Effects allocated to net income	924
Effect allocated to other comprehensive income	(237)
Others	(3)
Balance on December 31, 2022	2,188

ANNUAL REPORT AND FORM 20-F | 2022	Page F-37

CONTENTS

The estimated taxable incomes forecast, on which the realization of deferred tax asset are based, are determined by the annual budget and the long-term budget, both reviewed periodically, and by the historical income. However, the taxable income may be either higher or lower than the evaluation used by the management when the amount of the deferred tax recognized was determined.

Based on the estimates from the Company and its subsidiaries, it is probable that future taxable income will be available against which the unused tax losses and unused tax credits can be utilized and the Company estimated that the balance of deferred tax asset as of December 31, 2022, will be recovered, as follows:

2023	884
2024	766
2025	621
2026	596
2027	601
2028 to 2030	865
2031 to 2032	378
4,710

d)	Reconciliation of income tax and social contribution tax effective rate

This table reconciles the statutory income tax (rate 25%) and social contribution tax (rate 9%) with the current income tax expense in the statement of income:

	2022	2021
Income before income tax and social contribution tax	4,121	4,699
Income tax and social contribution tax - nominal expense (34%)	(1,401)	(1,597)
Tax effects applicable to:
Gain in subsidiaries by equity method (net of effects of Interest on Equity)	182	6
Tax incentives	62	63
Difference between Presumed Income and Real Income	97	146
Non-deductible penalties	(45)	(23)
Interest on equity declared	722	325
Estimated credit losses from related parties	234	-
Realization of goodwill (Note 32)	108	-
Income arising from the Light sale	-	154
Others	15	(20)
Income tax and Social Contribution - effective gain (expense)	(26)	(946)
Current tax	(950)	(1,156)
Deferred tax	924	210
Income tax and social contribution tax - effective expense	(26)	(946)
Effective rate	0.63%	20.12%

Accounting policy

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

Deferred and current tax items are recognized in correlation to the underlying transaction either in OCI or directly in equity.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-38

CONTENTS

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

Deferred tax liabilities are recognized for all the inter-temporal tax differences. Deferred tax assets are recognized for all the temporary differences deductible, to the extent that it is probable that future taxable income will be available for the temporary differences to be offset, except:

•	When the deferred tax (asset or liability) arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting income nor taxable income or loss.
•	In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future; and
•	In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable income will be available against which the temporary differences can be utilized.

These taxes are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred income tax and social contribution tax assets are reviewed at the reporting date and are reduced to the extent that their realization is no longer probable or recognized to the extent that it becomes probable that future taxable incomes will allow them to be recovered.

The Company offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received, and all attached conditions will be complied with, in line with IAS 20.

The subsidiaries CEMIG D and CEMIG GT have ventures in an area incentivized by SUDENE area, which result in the recognition of its right to a 75% reduction in income tax. Such tax incentives, in the form of exemption or reduction of income tax, comply with the concept of government grants and are recognized as income on a systematic basis over the periods that the related income tax expense for which it is intended to compensate, is recorded.

Given the legal restriction on the distribution of net income corresponding to the tax incentive, the Company maintains the amount related to the incentive granted in the tax incentive reserve. For more details, see Note no. 26.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-39

CONTENTS

11.	ACCOUNTS RECEIVABLE FROM THE STATE OF MINAS GERAIS

The Company has a balance receivable from the State of Minas Gerais, recognized in non-current assets, of R$ 13 (R$ 13 on December 31, 2021), relating to return of an administrative deposit made for a dispute on the criterion for inflation correction to be applied to an advance against future capital increase (‘AFAC’), made in prior years, which was the subject of a debt recognition agreement.

On June 30, 2021, the Company retained the remaining portion of dividends to be paid to State of Minas Gerais and awaits development of the issue with CPRAC (government agency).

Regarding the discussion on the merits of the criterion used in the past for AFAC’s monetary updating, if a solution is not successfully reached either through CPRAC or any legal proceedings on the merits, Management, based on assessment of legal advisors, has assessed the chances of loss as ‘possible’.

12.	ESCROW DEPOSITS

	2022	2021
Labor claims	259	267

Tax contingencies
Income tax on Interest on Equity	31	30
PIS/Pasep and Cofins taxes (1)	70	68
Donations and legacy tax (ITCD)	60	56
Urban property tax (IPTU)	96	87
Finsocial tax	44	41
Income and Social Contr. Tax on indemnity for employees’ ‘Anuênio’ benefit (2)	305	290
Income tax withheld at source on inflationary income	9	9
Income tax and contribution tax effective rate (3)	106	76
Others (4)	123	103
Escrow deposits tax issues	844	760

Others
Regulatory	46	53
Third party	9	12
Customer relations	8	8
Court embargo	20	19
Others	21	36
Escrow deposits other	104	128
Long term escrow deposit	1,207	1,155

(1)	This refers to escrow deposits in the action challenging the constitutionality of inclusion of ICMS tax within the amount to which PIS/Pasep and Cofins taxes are applied.
(2)	See more details in Note 25 - Provisions under the section relating to the ‘Anuênio indemnity’.
(3)	Court escrow deposit in the proceedings challenging charging of corporate income tax and the Social Contribution tax on payments of Interest on Equityand application of the Social Contribution tax to cultural and artistic donations and sponsorship, expenses on punitive fines, and taxes with enforceability suspended.
(4)	Includes escrow deposits from legal actions related to INSS and PIS/Pasep and Cofins taxes.

13.	REIMBURSEMENT OF TARIFF SUBSIDIES

Subsidies given on tariffs charged to users of distribution services are reimbursed to distributors by payments of funds from the Energy Development Account (CDE).

In 2022, the amount recognized as subsidies revenues, reimbursed through the transfer of resources of Energy Development Account (CDE), was R$936 (R$986 in 2021). Of this amount, the Company has a receivable amounting to R$97 (R$86 in 2021). Of such amounts, CEMIG D has a receivable of R$91 (R$82 on December 31, 2021) and CEMIG GT has a receivable of R$6 (R$4 on December 31, 2021) in current assets.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-40

CONTENTS

On March 10, 2023, CEMIG D entered into an agreement for the assignment of credits without co-obligation with Banco ABC Brasil S.A. to anticipate the receivables with CDE in the amount of BRL 100, of which BRL 25 and BRL 75 from the invoices of April and May 2023, respectively. The total amount received on March 10, 2023 was R$98.

14.	CONCESSION FINANCIAL AND SECTOR ASSETS AND LIABILITIES

	2022	2021
Concession financial assets
Energy distribution concessions (14.1)	1,370	684
Gas distribution concessions (14.1)	37	34
Indemnifiable receivable - Generation (14.2)	692	816
Concession grant fee - Generation concessions (14.3)	2,950	2,792
	5,049	4,326
Sector financial assets
Amounts receivable from Parcel A (CVA) and Other Financial Components (14.4)	944	2,148
Total	5,993	6,474

Current assets	1,055	1,505
Non-current assets	4,938	4,969

	2022	2021
Sector financial liabilities
Amounts receivable from Parcel A (CVA) and Other Financial Components (14.4)	-	(51)
Total	-	(51)

The changes in concession financial assets related to infrastructure are as follows:

	Distribution	Generation	Gas	Total
Balance on December 31, 2019	460	3,284	24	3,768
Amounts received	-	(266)	-	(266)
Transfers from contract assets	60	-	-	60
Transfers from (to) intangible assets	(5)	-	-	(5)
Monetary adjustment	15	347	5	367
Balance on December 31, 2020	530	3,365	29	3,924
Transfers of contract assets	110	-	-	110
Transfers to intangible assets	(9)	-	-	(9)
Additions
Interest	54	523	5	582
Disposals	(1)	-	-	(1)
Amounts received	-	(280)	-	(280)
Balance on December 31, 2021	684	3,608	34	4,326
Additions	-	-	-	-
Transfers of contract assets	670	-	-	670
Transfers to intangible assets	(22)	-	-	(22)
Interest	39	514	3	556
Fair Value Adjustments	-	(171)	-	(171)
Disposals	(1)	-	-	(1)
Amounts received	-	(309)	-	(309)
Balance on December 31, 2022	1,370	3,642	37	5,049

ANNUAL REPORT AND FORM 20-F | 2022	Page F-41

CONTENTS

a)	Distribution - Financial assets

The energy and gas distribution concession contracts are within the scope of IFRIC 12. The financial assets under these contracts refer to the investments made in infrastructure that will be paid by grantor at the end of the concession period. The financial assets are measured at fair value through income or loss, in accordance with regulation of the energy segment and concession contracts executed by CEMIG and its subsidiaries and the granting authorities.

b)	Generation - Indemnity receivable

These balances were recognized in financial assets, at fair value through income or loss.

On July 28, 2022 ANEEL revoked Normative Resolution (ReN) 942, by publication of ReN 1,027, establishing the general methodology and criteria for calculation of fair value - to be based on New Replacement Value.

The Valuation Report was concluded, with the following results:

Generation plant	Concession expiration date	Installed capacity (MW) (information of MW not audited)	Net balance of assets based on historical cost	Net balance of assets based on fair value - ReN 1,027/2022	Financial Update	Net balance of assets on December 31, 2022
Lot D
UHE Três Marias	July 2015	396.00	71	167	12	179
UHE Salto Grande	July 2015	102.00	12	86	6	92
UHE Itutinga	July 2015	52.00	4	10	1	11
UHE Camargos	July 2015	46.00	7	20	1	21
PCH Piau	July 2015	18.01	2	4	-	5
PCH Gafanhoto	July 2015	14.00	1	5	-	6
PCH Peti	July 2015	9.40	1	6	-	6
PCH Dona Rita	Sep. 2013	2.41	1	2	-	2
PCH Tronqueiras	July 2015	8.50	2	9	1	9
PCH Joasal	July 2015	8.40	2	6	-	7
PCH Martins	July 2015	7.70	2	4	-	5
PCH Cajuru	July 2015	7.20	4	19	1	20
PCH Paciência	July 2015	4.08	1	4	-	4
PCH Marmelos	July 2015	4.00	1	2	-	3
Others
UHE Volta Grande	Feb. 2017	380.00	-	-	-	-
UHE Miranda	Dec. 2016	408.00	35	91	7	97
UHE Jaguara	Aug. 2013	424.00	46	138	10	148
UHE São Simão	Jan. 2015	1,710.00	27	71	5	77
		3,601.70	219	644	44	691

With the conclusion of the Valuation Report, the Company wrote off the financial asset in the amount of R$172, in June 2022. The remaining balance of R$691 represents management’s best estimate for the right to receive cash from the grantor related to the generation entities, based on the evaluation criteria set by grantor (ANEEL).

The Valuation Report on the assets is subject to inspection by ANEEL, which may request complementary documentation. As a result there may be adjustments to the amounts resulting from the valuation process - in which case the concession holder has the right of defense and reply.

The due date and form of payment of the investments made after entry into operation of the basic plant plans, which have not yet been amortized or depreciated, will be decided by the Grantor after inspection and ratification of the reimbursements amounts.

c)	Concession grant fee - Generation concessions

The concession grant fee paid by the Company for a 30-year concession contracts No. 08 to 16/2016, related to 18 hydroelectric plants of Auction 12/2015, won by CEMIG GT, was an amount of R$2,216. The amount of the concession fee

ANNUAL REPORT AND FORM 20-F | 2022	Page F-42

CONTENTS

was recognized as a financial asset measured at amortized cost, as CEMIG GT has an unconditional right to receive the amount paid, updated by the IPCA Index and remuneratory interest (the total amount of which is equal to the internal rate of return on the project), during the period of the concession.

The changes in concession financial assets are as follows:

SPC	Plants	2021	Interest	Amounts received	2022
CEMIG Geração Três Marias S.A.	Três Marias	1,584	254	(166)	1,672
CEMIG Geração Salto Grande S.A.	Salto Grande	497	80	(52)	525
CEMIG Geração Itutinga S.A.	Itutinga	187	33	(22)	198
CEMIG Geração Camargos S.A.	Camargos	140	25	(17)	148
CEMIG Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência and Piau	184	34	(23)	195
CEMIG Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras	125	26	(18)	133
CEMIG Geração Oeste S.A.	Cajurú, Gafanhoto and Martins	75	15	(11)	79
Total		2,792	467	(309)	2,950

SPC	Plants	2020	Interest	Amounts received	2021
CEMIG Geração Três Marias S.A.	Três Marias	1,447	287	(150)	1,584
CEMIG Geração Salto Grande S.A.	Salto Grande	454	90	(47)	497
CEMIG Geração Itutinga S.A.	Itutinga	171	37	(21)	187
CEMIG Geração Camargos S.A.	Camargos	128	27	(15)	140
CEMIG Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência and Piau	167	38	(21)	184
CEMIG Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras	114	27	(16)	125
CEMIG Geração Oeste S.A.	Cajurú, Gafanhoto and Martins	69	17	(11)	75
Total		2,550	523	(281)	2,792

SPC	Plants	2019	Interest	Amounts received	2020
CEMIG Geração Três Marias S.A.	Três Marias	1,402	188	(143)	1,447
CEMIG Geração Salto Grande S.A.	Salto Grande	440	59	(45)	454
CEMIG Geração Itutinga S.A.	Itutinga	165	25	(19)	171
CEMIG Geração Camargos S.A.	Camargos	124	18	(14)	128
CEMIG Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência and Piau	161	26	(20)	167
CEMIG Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras	110	19	(15)	114
CEMIG Geração Oeste S.A.	Cajurú, Gafanhoto and Martins	66	12	(9)	69
Total		2,468	347	(265)	2,550

ANNUAL REPORT AND FORM 20-F | 2022	Page F-43

CONTENTS

Sector assets and liabilities

d)	Account for compensation of variation of parcel A items (CVA) and Other financial components

As established in the amendment to the concession contract, there is a guarantee that in the event of termination of the concession contract, for any reason, the remaining balances (assets and liabilities) of any shortfall in payment or reimbursement through the tariff must also be paid by the grantor. The balances on (i) the CVA (Compensation for Variation of Parcel A items) Account, (ii) the account for Neutrality of Sector Charges and (iii) Other financial components in the tariff calculation, refer to the positive and negative differences between the estimate of the Company’s non-manageable costs and the payments actually made. The variations are subject to adjustment using the Selic rate and considered in the subsequent tariff adjustments.

The balance of these sector financial assets and liabilities, which are presented at net value, in assets or liabilities, in accordance with the tariff adjustments that have been authorized or are to be ratified, are as follows:

Financial position	2022			2021
	Amounts ratified by ANEEL in the last tariff adjustment	Amounts to be ratified by ANEEL in the next tariff adjustments	Total	Amounts ratified by ANEEL in the last tariff adjustment	Amounts to be ratified by ANEEL in the next tariff adjustments	Total
Assets	544	400	944	989	4,133	5,122
Current assets	544	202	746	989	2,397	3,386
Non-current assets	-	198	198	-	1,736	1,736

Liabilities	-	-	-	(1,040)	(1,985)	(3,025)
Current liabilities	-	-	-	(1,040)	(1,175)	(2,215)
Non-current liabilities	-	-	-	-	(810)	(810)

Total current, net	544	202	746	(51)	1,222	1,171
Total non-current, net	-	198	198	-	926	926
Total, net	544	400	944	(51)	2,148	2,097

Financial components	2022			2021
	Amounts ratified by ANEEL in the last tariff adjustment	Amounts to be ratified by ANEEL in the next tariff adjustments	Total	Amounts ratified by ANEEL in the last tariff adjustment	Amounts to be ratified by ANEEL in the next tariff adjustments	Total
Items of ‘Parcel A’
Energy Development Account (CDE) quota	141	(140)	1	24	(91)	(67)
Tariff for use of transmission facilities of grid participants	4	211	215	146	97	243
Tariff for transport of Itaipu supply	-	18	18	13	(1)	12
Alternative power source program (Proinfa)	39	(8)	31	11	19	30
ESS/EER System Service/Energy Charges	378	205	583	31	953	984
Energy bought for resale	234	(1,322)	(1,088)	390	1,178	1,568

Other financial components
Over contracting of supply (1)	40	710	750	(68)	193	125
Neutrality of Parcel A	(33)	236	203	24	73	97
Billing return - Covid Account (2)	-	-	-	(371)	-	(371)
Other financial items	(236)	538	302	(230)	(226)	(68)
Excess demand and reactive power	(23)	(48)	(71)	(21)	(47)	(456)
Total	544	400	944	(51)	2,148	2,097

(1)	CEMIG D was over contracted in 2017 and 2018 and the gain arising from the sale of the excess of energy in the spot market was provisionally passed through to customers by ANEEL in the tariff adjustments of 2018 and 2019, including the portion in excess of the limit of 105% of the regulatory load - thus reducing the tariff that was determined. To establish whether this is a voluntary over contracting, the Company considers that the portion above the regulatory limit will be recovered in the subsequent tariff adjustment. In 2020, ANEEL published the Dispatch 2,508, which set new amounts for distributors’ over contracting of 2017 in the amount of R$39, which was considered in the 2021 tariff process. Due to the administrative appeals submitted to ANEEL, the amounts of overcontracting had their values adjusted through ANEEL's dispatch 2.168, of 2022. With the publication of the order, and considering the current rules, the amount of R$219, pending transfer from 2017, will be considered in the next tariff process. Regarding the amount of R$27 related to the 2018 overcontracting, the Company continues to recognize the right and awaits publication of the respective order.
(2)	This is a financial component created for return to customers of the amounts that were invoiced to them but received by CEMIG from the Covid Account in 2020. These amounts was returned to customers in the tariff process of 2021, updated by the Selic rate, ensuring of neutrality.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-44

CONTENTS

Changes in balances of sector financial assets and liabilities are as follow:

Balance on December 31, 2019	882
Additions	611
Amortization	(156)
Payments from the Flag Tariff Centralizing Account	(63)
Receipt funds of ‘Covid-account’	(1,404)
Updating - Selic rate (Note 29)	32
Balance on December 31, 2020	(98)
Additions	1,908
Amortization	238
Transfer of other liabilities (1)	(15)
Updating - Selic rate (Note 29)	64
Balance on December 31, 2021	2,097
Additions	(386)
Amortization	(761)
(-) Proceeds from loan - Water scarcity account	(191)
Updating - Selic rate (Note 29)	185
Balance on December 31, 2022	944

(1)	Amounts relating to the reversal of the credits that could not be returned to customers in final billing, due to moderation of tariffs, as specified in §6 of Article 88 of REN 414/2010, included by REN 714/2016.

Tariff adjustment - CEMIG D

On June 22, 2022, after an extension of the previous tariffs for 25 days while decision at the federal level on measures for tariff mitigation were expected, ANEEL ratified the result of the CEMIG D’s Annual Tariff Adjustment, to be in effect until May 27, 2023, with average effect on customers of 8.80% - its components included average increases of 14.31% for high-voltage customers, and of 6.23% for customers connected at low voltage. For residential customers served at low voltage, the average increase was 5.22%.

This result arises from: (i) variation of 3.89% in the Portion B costs (manageable costs), due to the IPCA inflation index over the 12 prior months, and (ii) direct pass-throughs within the tariff, which had an impact of 4.91%, but which had no economic effect for the CEMIG D, not affecting its profitability, relating to the following items: (a) increase of 4.78% in non-manageable costs (Portion A), mainly related to purchase of energy supply, regulatory charges and transmission charges, including the reducing effect of the R$410 inclusion in pass-throughs from the CDE (Energy Development Account) arising from the process of capitalization of Eletrobras; (b) reduction of 9.32%, referring to the financial components of the current process, in which an important element is inclusion of R$2,811 referring to the PIS/Pasep and Cofins taxes credits reimbursement, which generated a negative variation in the tariff of 15.20%; and (c) an effect of 9.45% relating to the financial components of the previous process withdrawal. For more information on the PIS/Pasep and Cofins taxes credits, see Note 21.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-45

CONTENTS

Accounting policy

Energy Distribution and Gas segment

The portion of the infrastructure to be amortized during the concession period is recorded as an intangible asset, as provided for in IFRIC 12 - Concession contracts, and subsequently measured at cost less amortization. The amortization rates reflect the expected pattern of their consumption and are measured based on the asset carrying amount using the straight-line method, using the rates based on the expected useful life of the energy distribution assets, that are used by the grantor during the tariff process.

The portion of the value of the assets which will not be fully amortized by the end of the concession is reported as a financial asset because it is an unconditional right to receive cash or another financial asset directly from the grantor. This portion is subsequently measured at the estimated fair value, which represents the New Replacement Value (Valor Nove de reposição, or VNR), based on the Regulatory Remuneration Base of Assets ratified by the grantor (ANEEL) in the tariff processes.

Transmission segment

Only after the satisfaction of the performance obligation to operate and maintain the infrastructure, the contract asset is classified as a financial asset (accounts receivable - concessionaires - energy transport), considering that the receipt of the consideration only depends on the passage of time.

The discount rate related to the financial component of the concession contract asset represents the Company's best estimate for the financial remuneration of the investments in the transmission infrastructure, which represents the approximate percentage of what would be the cash price to be charged for the infrastructure built or improved by the concessionaire in a sale transaction. The implicit rate for pricing the financial component of the concession contract asset is established at the beginning of the investments and considers the credit risk of the counterparties.

Financial portion of the transmission concession contracts renewed in accordance with Law 12,783/2013

Corresponding to the financial portion of remuneration for the assets related to the Existing Basic System Network (RBSE), that represents the amount payable from the date of the extension of the concessions until it was incorporated into the tariff (January 1, 2013 until June 30, 2017), to be collected over a period of eight years.

The amounts to be received are subject to the applicable regulatory rules in the tariff process, including the mechanisms that monitor and measure efficiency. In this context, the unconditional right to consideration depends on the satisfaction of the performance obligation to operate and maintain, and is, thus, characterized as a contract asset. It is classified to financial assets only after an authorizing dispatch by ANEEL.

Generation segment

The concession fee right paid for the concession contracts granted by the Brazilian Grantor (ANEEL) in November 2015, has been classified as a financial asset, at amortized cost, as it represents an unconditional right to receive cash, adjusted by the IPCA index, and remuneratory interest, during the period of the concession.

For the extension of the concession of the hydroelectric plants participating in the MRE, relating to the compensation for non-hydrological risks specified in Law 14,052/2020, an intangible asset was recognized, considering the nature of the right, which enables, by provision of law, the plants to be used for a period longer than the one specified in their original contracts, during the contract extension, the Company is entitled to sell the energy generated without constraint. The asset was measured at fair value in the initial recognition. The asset is amortized by the straight-line method for the new remaining period of the concession. For more details see Note 18.

Impairment

In assessing impairment of financial assets, the Company and its subsidiaries use historical trends of the probability of default, timing of recovery and the amounts of loss incurred, adjusted to reflect management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-46

CONTENTS

15.	CONCESSION CONTRACT ASSETS

The balances of concession contract assets on December 31, 2022 were as follows:

	2022	2021
Distribution - Infrastructure assets under construction	1,850	1,927
Gas - Infrastructure assets under construction	117	95
Transmission - National Grid (‘BNES’ - Basic Network of the Existing System) – Law 12,783/13	1,927	2,011
Transmission - Assets remunerated by tariff	2,810	2,347
	6,704	6,380

Current	728	600
Non-current	5,976	5,780

Changes in concession contract assets are as follows:

	Transmission	Distribution	Gas	Total
Balance on December 31, 2019	3,076	740	68	3,884
Additions	201	1,346	50	1,597
Inflation adjustment	438	-	-	438
Results of the Periodic Tariff Revision	552	-	-	552
Amounts received	(623)	-	-	(623)
Disposals	(7)	-	(2)	(9)
Transfers to financial assets	-	(60)	-	(60)
Transfers to intangible assets	-	(883)	(23)	(906)
Contract assets arising from business combination	108	-	-	108
Impairment	-	(1)	-	(1)
Balance on December 31, 2020	3,745	1,142	93	4,980
Additions	252	1,757	50	2,059
Inflation adjustment	660	-	-	660
Results of the Periodic Tariff Revision	237	-	-	237
Amounts received	(612)	-	-	(612)
Disposals	(5)	-	(3)	(8)
Others additions	-	-	6	6
Transfers to financial assets	-	(110)	-	(110)
Transfers to intangible assets	-	(851)	(51)	(902)
Contract assets arising from business combination	81	-	-	81
Provision for Impairment	-	(11)	-	(11)
Balance on December 31, 2021	4,358	1,927	95	6,380
Additions	407	3,098	61	3,566
Inflation adjustment	575	-	-	575
Amounts received	(608)	-	-	(608)
Disposals	-	-	(3)	(3)
Others additions	5	-	-	5
Transfers to financial assets	-	(762)	-	(762)
Transfers to intangible assets	-	(2,412)	(36)	(2,448)
Provision for Impairment	-	(1)	-	(1)
Balance on December 31, 2022	4,737	1,850	117	6,704

ANNUAL REPORT AND FORM 20-F | 2022	Page F-47

CONTENTS

The amount of additions in the year ended December 31, 2022 includes R$47 borrowing costs, as presented in Note 22. The capitalization of financial charges is a non-cash transaction, and therefore is not reflected in the Cash Flow Statements. The average rate to determine the amount of borrowing costs was 11.36%.

The Company has not identified any evidence of impairment of the others contract assets.

Energy and gas distribution activities

The assets of concession infrastructure of energy and gas distribution still under construction are recognized initially as contract assets, measured at amortized cost, including capitalized borrowing costs. When the assets start operations, the construction performance obligation is concluded and the assets are split into financial assets and intangible assets.

The transmission activity

For transmission concessions, the consideration to be paid to the Company arises from the concession contracts no. 006/97, no. 079/00, no. 004/05 and no. 006/11, as follows:

	2022	2021
Current
Concession contract - 004/05 (d)	29	27
Concession contract - 079/00 (b)	47	39
Concession contract - 006/11 (c)	8	7
Concession contract - 006/97 (a)
National Grid (‘BNES’ - Basic Network of the Existing System)	408	318
National Grid - new facilities (RBNI)	236	209
	728	600
Non-current
Concession contract - 004/05 (d)	81	89
Concession contract - 079/00 (b)	143	152
Concession contract - 006/11 (c)	85	74
Concession contract - 006/97 (a)
National Grid (‘BNES’ - Basic Network of the Existing System)	1,519	1,694
National Grid - new facilities (RBNI)	2,182	1,749
	4,010	3,758
	4,738	4,358

a)	Concession contract no. 006/1997

The contract regulates the public service operation of the transmission facilities classified as part of the Basic Grid, in accordance with Law 9,074/1995 and pertinent regulations, in effect until December 31, 2042.

The next Periodical Tariff Review - RTP will take place in June 2023, effective as of July 1, 2023. The index used to correct the contract is the Extended Consumer Price Index - IPCA.

National Grid Assets- ‘BNES’ - the regulatory cost of capital updating

On January 06, 2021, the Brazilian General Attorney's Office issued a legal opinion about the effects of the reversal of the court decision that had suspended the cost of equity remuneration of the transmission agents determined by Ministerial Order 120/2016, concluded that it must be updated by the cost of equity rate until July 1, 2020, which is the date that the payment took place, and must be included to RAP as of July 1, 2020 (2020-2021 cycle) for eight years.

On April 22, 2021, ANEEL published Resolution no. 2,852, which altered Resolution no. 2,712/2020, defining, among other provisions, the financial component referred to. Thus, the cost capital associated with the financial components was incorporated into the calculation of the periodic review processes of 2018 deciding the RAP of the transmission concessions that were extended under Law 12,783/2013. This caused 2 effects: (i) A new value for the component to be considered in the RAP of the tariff cycles for 2020-2021 to 2025-2026; and (ii) a residual value for the difference between the amount paid

ANNUAL REPORT AND FORM 20-F | 2022	Page F-48

CONTENTS

to the transmission companies in the 2017-2018 and 2019-2020 tariff cycles and the amount payable after the injunctions were overturned.

Thus, the debt balance of this financial component was recalculated, using remuneration at the rate of cost capital, up to the date of actual payment (July 1, 2020), discounted present value of the amount paid.

In addition, ANEEL opted the alternative of ‘reprofiling’ these payments, for payment gradually over a period of 8 years, guaranteeing the net present value of the transaction.

In the proposed profile the minimum payment is made in the 2021-2022 cycle, with zero amortization of the debt portion of the balance; in the 2022-2023 cycle there is amortization at a rate of 3.0%, so as to amortize part of the debt and keep the level of payments stable; and there are then constant payments over the cycles of 2023-2024 to 2027-2028, with amortization rates of 16.11% per year.

b)	Concession contract no. 079/00

The contract regulates commercial operation of public transmission service, comprising construction, maintenance and operation of transmission of the following facilities: The Itajubá 3 Substation; the Itajubá 3 - Poços de Caldas Transmission Line; and the Itajubá 3-Cachoeira Paulista Transmission Line, in effect until October 4, 2034.

The indexer used for adjustment of the contract is the General Market Prices Index (Índice Geral de Preços do Mercado - IGPM).

The next Periodic Tariff Revision (RTP) of the enhancements that have been approved will take place in June 2024, in effect from July 1st, 2024.

c)	Concession contract no. 006/2011

The contract regulates commercial operation of public transmission service, comprising construction, maintenance and operation of the Sete Lagoas 4 substation, in effect until June 15, 2041.

The indexer used for adjustment of the contract is the Expanded National Consumer Price (‘Índice de Preços ao Consumidor Amplo’ - IPCA).

d)	Concession contract no. 004/2005

The contract regulates the concession for the second circuit 345kV transmission facility which runs between the Furnas and Pimenta substations, a distance of approximately 75 km, for a period of 30 years from March 2005. For making the transmission facilities available for commercial operation, Centroeste will receive the Permitted Annual Revenue (RAP), adjusted annually, in the first 15 years of commercial operation. In the 16th year of commercial operation, its RAP will be reduced by 50%, until the end of the concession.

The indexer used for adjustment of the contract is the IGP-M (Índice Geral de Preços do Mercado - General Market Prices Index).

Accounting policy

Energy Distribution segment

Assets linked to concession infrastructure still under construction are initially recorded as contract assets, considering the right of the Company to charge for the services provided to customers or receive an indemnity at the end of the concession period for assets not yet amortized. In accordance with IFRS 15, the counterpart amounts of construction revenues equivalent to the new assets are initially recorded as contract assets, measured at acquisition cost in including capitalized borrowing costs. After the assets start operation, the conclusion of the performance obligation linked to construction is recorded, and the assets are split between financial assets and intangible assets.

Transmission segment

When construction of transmission infrastructure is concluded the assets related to the transmission infrastructure remains classified as contract assets, considering existence of performance obligations during the concession period, represented by the network availability. The contract assets is reclassified as a financial assets only after satisfaction of the performance obligation to operate and maintain infrastructure, since from that point nothing more than the passage of time is necessary for the consideration to be received.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-49

CONTENTS

The costs related to the infrastructure construction and improvements are recognized as incurred in the statement of income. The construction or upgrade services revenues are recognized in accordance with the stage of completion of the construction service, based on the costs actually incurred, including construction margin.

The margin allocated to the infrastructure construction performance obligation is defined based on Management's best estimates and expectations about the profitability of the projects implemented by the Company.

In the changes in tariffs during the Periodic Tariff Revisions, the contract asset is remeasured, bringing to present value the future RAPs by the implicit rate originally identified, comparing the result found with the balance accounted for, for recognition of gain or loss in the result.

From the invoiced amounts of revenue from transmission concession, represented by the RAP, the portion referring to the fair value of operation and maintenance of the assets is recorded as a contra-entry to the result for the year and the portion referring to the construction revenue, originally recorded when the assets were created, is written off from the contract assets. The additions for expansion and reinforcement generate additional cash flow and, therefore, are incorporated into the balance of the contract asset.

Additional information about the accounting practices related to the assets related to the transmission segment are described in Note 14.

Gas distribution segment

New assets are classified initially as contract assets, valued at acquisition cost, including capitalized borrowing costs. When they start operation, they are split into financial assets and intangible assets.

The portion of the assets of the concession that will be fully amortized during the concession period is recorded as an Intangible asset. Amortization reflects the pattern of consumption of the rights acquired. It is calculated on the balance of the assets linked to the concession, by the straight-line method.

The portion of the assets that is not recorded in financial assets is valued based on the New Replacement Value, equivalent to fair value, having as a reference the amounts homologated for the Remuneration Base of Assets in the processes of tariff review. The book value of assets substituted is written down, with counterpart in the Income and loss account, and taken into consideration by the grantor in the next tariff review cycle.

16.	INVESTMENTS

	Control	2022	2021
CEMIG Geração e Transmissão	Controlled	-	-
Guanhães Energia S.A. (‘Guanhães Energia’)	Jointly controlled	183	125
Hidrelétrica Cachoeirão S.A. (‘Hidrelétrica Cachoeirão’)	Jointly controlled	47	59
Hidrelétrica Pipoca S.A. (‘Hidrelétrica Pipoca’)	Jointly controlled	47	47
Madeira Energia (‘MESA’) (2)	Affiliated	10	-
Fundo de Investimento em Participações Melbourne Multiestratégia (‘FIP Melbourne’) (2)	Affiliated	8	-
Retiro Baixo Energética S.A. (‘Retiro Baixo’)	Jointly controlled	185	201
Aliança Norte Participações S.A. (‘Aliança Norte’) (3)	Jointly controlled	576	609
Baguari Energia S.A. (‘Baguari Energia’)	Jointly controlled	160	168
Aliança Geração de Energia S.A. (‘Aliança Geração’)	Jointly controlled	1,194	1,141
Amazônia Energia Participações S.A. (‘Amazônia Energia’) (3)	Jointly controlled	886	933
Paracambi Energética S.A. (‘Paracambi’) (formely Lightger) (6)	Jointly controlled	134	124
Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’)	Jointly controlled	1,549	1,580
Ativas Data Center S.A. (‘Ativas’) (8)	Affiliated	-	16
CEMIG Sim	Controlled	-	-
UFVs (1)	Jointly controlled	128	99
Axxiom Soluções Tecnológicas S.A. (‘Axxiom’) (7)	Jointly controlled	-	4
Total of investments		5,107	5,106
Usina Hidrelétrica Itaocara S.A. (‘Itaocara’) (4)	Jointly controlled	-	(21)

ANNUAL REPORT AND FORM 20-F | 2022	Page F-50

CONTENTS

	Control	2022	2021
Madeira Energia S.A. (‘MESA’) (Usina de Santo Antônio) - provisions to losses (5)	Affiliated	-	(162)
Total		5,107	4,923

(1)	Set of photovoltaics bussiness, in which the investee CEMIG Sim has a interest.
(2)	Indirect interest in the Santo Antônio plant through these investees.
(3)	Indirect interest in the Belo Monte plant through these investees.
(4)	The jointly controlled entity Usina Hidrelétrica Itaocara had negative shareholders’ equity. Thus, after reducing the book value of its interest to zero, the Company recognized the loss to the extent that it assumed contractual obligations with the jointly controlled entity and the other shareholders, which on September 30, 2022 is R$14 (R$21 on December 31, 2021). In the 4th quarter of 2022, the Company made an investment in this investee in the amount of R$25, corresponding to the portion of 49% of the penalty applied by ANEEL, related to the discharge of the guarantee of faithful performance, due to the failure to implement UHE Itaocara I. With this, the provision referring to the Company's contractual obligations to the invested company and the other shareholders was reverted. Additionally, ANEEL recommended to MME the termination, upon request, of the concession of UHE Itaocara through the rescission of Concession Contract 001/2015. Given the non-recoverability of the investment, the Company recognized an impairment loss presented in the Statement of Income under Other operating expenses.
(5)	In June 2022, the provision related to the Company's contractual obligations assumed with the investee and the other shareholders was reversed. Further details are disclosed in this note.
(6)	On November 8, 2022, the investee's Extraordinary General Assembly approved the amendment of the bylaws that changed its corporate name to ‘Paracambi Energética S.A.’.
(7)	On December 22, 2022, the Company entered into a stock purchase and other agreement (‘CCVA’) for the sale of 49% of its interest in Axxiom Soluções Tecnológicas S.A. (‘Axxiom’) to Light S.A. (‘Light’), which holds 51.0% of the remaining interest. More details in Note 32.
(8)	On November 16, 2022, the Company entered into a share purchase and sale agreement and other agreements for the sale of 19.6% of its equity interest in Ativas Data Center S.A. (‘Ativas’) to Sonda Procwork Informática Ltda. On December 28, 2022, the Company concluded the sale of all its equity interest held in Ativas to Sonda. More details in Note 32.

The Company’s investees that are not consolidated are jointly controlled entities, with the exception of the interests in the affiliate Madeira Energia (Santo Antônio power plant).

For the fiscal year ended on December 31, 2022, the Company's management evaluated whether there were indications of possible devaluation of assets, as referred to in IAS 36 - Impairments of Assets. Except for the recognition of loss on the investment held in the jointly controlled entity Itaocara, the net book value of the other investments was found to be recoverable.

Additionally, in relation to the above, the Company’s management has assessed the risk threatening all its investments ability to continue as a going concern, taking substantially into consideration: the economic-financial clauses of CEMIG D and Gasmig; the guarantee of revenues of the transmission companies; the protection against force majeure reduction in regulated generation contracts; and all the legal measures that have been applied by the federal government and by ANEEL - and has concluded that the Company and its subsidiaries will continue to operate as a going concern.

The right of exploitation is recognized in the business combination and are amortized considering the concession period of each subsidiaries, associates and joint ventures.

a)	Changes in investments in subsidiaries, jointly controlled entities and affiliates:

Investee	2021	Gain (loss) by equity method (Income statement)	Dividends	Additions / Acquisitions	Others	2022
Hidrelétrica Cachoeirão	59	15	(27)	-	-	47
Guanhães Energia	125	58	-	-	-	183
Hidrelétrica Pipoca	47	16	(16)	-	-	47
MESA (3)	-	10	-	-	-	10
FIP Melbourne (3) (5)	-	169	-	-	(161)	8
Paracambi (formely Lightger)	124	17	(7)	-	-	134
Baguari Energia	168	22	(30)	-	-	160
Amazônia Energia (4)	933	(47)	-	-	-	886
Aliança Norte (4)	609	(33)	-	-	-	576
Ativas	16	(1)	-	-	(15)	-
Taesa	1,580	305	(336)	-	-	1,549
Aliança Geração	1,141	104	(48)	-	(3)	1,194
Retiro Baixo	201	22	(38)	-	-	185
UFV Janaúba Geração de Energia Elétrica Distribuída S.A. (‘UFV Janaúba’)	3	1	(1)	-	-	3
UFV Corinto Geração de Energia Elétrica Distribuída S.A. (‘UFV Corinto’) (2)	9	2	(2)	-	(1)	8
UFV Manga Geração de Energia Elétrica Distribuída S.A. (‘UFV Manga’) (2)	11	3	(2)	-	(1)	11

ANNUAL REPORT AND FORM 20-F | 2022	Page F-51

CONTENTS

Investee	2021	Gain (loss) by equity method (Income statement)	Dividends	Additions / Acquisitions	Others	2022
UFV Bonfinópolis II Geração de Energia Elétrica Distribuída S.A. (‘UFV Bonfinópolis II’) (2)	6	1	(1)	-	(1)	5
UFV Lagoa Grande Geração de Energia Elétrica Distribuída S.A. (‘UFV Lagoa Grande’) (2)	15	3	(2)	-	(1)	15
UFV Lontra Geração de Energia Elétrica Distribuída S.A. (‘UFV Lontra’) (2)	18	4	(3)	-	(1)	18
UFV Mato Verde Geração de Energia Elétrica Distribuída S.A. (‘UFV Mato Verde’) (2)	6	1	(1)	-	-	6
UFV Mirabela Geração de Energia Elétrica Distribuída S.A. (‘UFV Mirabela’) (2)	4	1	(1)	-	-	4
UFV Porteirinha I Geração de Energia Elétrica Distribuída S.A. (‘UFV Porteirinha I’) (2)	5	1	(1)	-	(1)	4
UFV Porteirinha II Geração de Energia Elétrica Distribuída S.A. (‘UFV Porteirinha II’) (2)	7	1	(1)	-	-	7
UFV Brasilândia Geração de Energia Elétrica Distribuída S.A. (‘UFV Brasilândia’) (2)	15	3	(2)	-	(1)	15
Apolo I SPE Empreendimentos e Energia S.A. (‘UFV Apolo I’)	-	1	-	6	-	7
G2 Campo Lindo I Energia S.A. (‘UFV Campo Lindo I’)	-	1	-	7	-	8
G2 Campo Lindo II Energia S.A. (‘UFV Campo Lindo II’)	-	2	-	7	-	9
G2 Olaria I Energia S.A. (‘UFV Olaria I’)	-	1	-	7	-	8
Axxiom	4	(4)	-	-	-	-
Itaocara	-	(3)	-	10	(7)	-
Total investment	5,106	676	(519)	37	(193)	5,107
Itaocara - Overdraft liability	(21)	7	-	14	-	-
MESA (3) - Loss provisions (1)	(162)	162	-	-	-	-
Total	4,923	845	(519)	51	(193)	5,107

(1)	In June 2022, the provision related to the Company's contractual obligations assumed with the investee and the other shareholders was reversed. Further details are disclosed in this note.
(2)	On May 23, 2022, the reduction of capital stock of these UFVs was approved by means of an Extraordinary General Assembly.
(3)	Indirect participation in the Santo Antônio Plant through these investees.
(4)	Indirect participation in Belo Monte Dam through these investees.
(5)	On September 12, 2022, AGPar made the payment associated with the settlement arising from Arbitral Award CCBC-86/2016 to the Melbourne Fund. Thereafter, the Company recognized the receivable against income. Further details are provided throughout this note.

Investee	2020	Gain (loss) by equity method (Income statement)	Dividends	Additions / acquisitions	Losses on investments	Others	2021
Hidrelétrica Cachoeirão	53	14	(8)	-	-	-	59
Guanhães Energia	131	(6)	-	-	-	-	125
Hidrelétrica Pipoca	36	11	-	-	-	-	47
Madeira Energia (Santo Antônio plant)	209	(209)	-	-	-	-	-
FIP Melbourne (Santo Antônio plant)	158	(158)	-	-	-	-	-
Lightger	131	5	(12)	-	-	-	124
Baguari Energia	159	31	(22)	-	-	-	168
Amazônia Energia (Belo Monte plant)	965	(32)	-	-	-	-	933
Aliança Norte (Belo Monte plant)	631	(22)	-	-	-	-	609
Ativas Data Center	17	(1)	-	-	-	-	16
Taesa	1,467	481	(368)	-	-	-	1,580
Aliança Geração	1,167	199	(225)	-	-	-	1,141
Retiro Baixo	195	13	(7)	-	-	-	201
UFV Janaúba Geração de Energia Elétrica Distribuída	10	1	(2)	-	-	(6)	3
UFV Corinto Geração de Energia Elétrica Distribuída	10	-	(1)	-	-	-	9

ANNUAL REPORT AND FORM 20-F | 2022	Page F-52

CONTENTS

Investee	2020	Gain (loss) by equity method (Income statement)	Dividends	Additions / acquisitions	Losses on investments	Others	2021
UFV Manga Geração de Energia Elétrica Distribuída	11	2	(2)	-	-	-	11
UFV Bonfinópolis II Geração de Energia Elétrica Distribuída	6	-	-	-	-	-	6
UFV Lagoa Grande Geração de Energia Elétrica Distribuída	15	2	(2)	-	-	-	15
UFV Lontra Geração de Energia Elétrica Distribuída	17	1	-	-	-	-	18
UFV Mato Verde Geração de Energia Elétrica Distribuída	6	1	(1)	-	-	-	6
UFV Mirabela Geração de Energia Elétrica Distribuída	4	1	(1)	-	-	-	4
UFV Porteirinha I Geração de Energia Elétrica Distribuída	6	-	(1)	-	-	-	5
UFV Porteirinha II Geração de Energia Elétrica Distribuída	7	1	(1)	-	-	-	7
UFV Brasilândia Geração de Energia Elétrica Distribuída (1)	-	4	(1)	12	-	-	15
Axxiom Soluções Tecnológicas	4	(2)	-	2	-	-	4
Total of investments	5,415	337	(654)	14	-	(6)	5,106
Itaocara - equity déficit (2)	(30)	7	-	42	(40)	-	(21)
Madeira Energia (Santo Antônio Plant) - provisions to losses (3)	-	(162)	-	-	-	-	(162)
Total	5,385	182	(654)	56	(40)	(6)	4,923

(1)	Includes the amount of R$2 of the acquisition of the jointly controlled subsidiary UFV Brasilândia.
(2)	On December 1, 2021, CEMIG GT injected capital into UHE Itaocara S.A., in the amount of R$40. This amount is proportional to its shareholding interest in the investee and was recognized under Other expenses in the Company’s income statement. Further, R$1 was injected to cover the expenses specified in the 2021 budget of the investee.
(3)	A loss was recognized for extension of the contractual obligations which the Company had assumed to the investee and the other shareholders. On December 31, 2021 this amount was R$162.

Investee	2019	Gain (loss) by equity method (Income statement) (3)	Remeasurement of previously held equity interest in subsidiaries acquired (step-acquisition)	Dividends	Additions / acquisitions	Others	Disposals	2020
Companhia de Transmissão Centroeste de Minas	24	-	37	-	45	14	(120)	-
Hidrelétrica Cachoeirão	54	9	-	(10)	-	-	-	53
Guanhães Energia (1)	131	-	-	-	-	-	-	131
Hidrelétrica Pipoca	31	11	-	(6)	-	-	-	36
Madeira Energia (Santo Antônio plant)	167	42	-	-	-	-	-	209
FIP Melbourne (Santo Antônio plant)	385	(227)	-	-	-	-	-	158
Lightger (1)	128	10	-	(7)	-	-	-	131
Baguari Energia	157	23	-	(21)	-	-	-	159
Amazônia Energia (Belo Monte plant)	1,028	(63)	-	-	-	-	-	965
Aliança Norte (Belo Monte plant)	671	(40)	-	-	-	-	-	631
Ativas Data Center	16	1	-	-	-	-	-	17
Taesa	1,213	494	-	(240)	-	-	-	1,467
Aliança Geração	1,192	89	-	(114)	-	-	-	1,167
Retiro Baixo	180	15	-	-	-	-	-	195
UFV Janaúba Geração de Energia Elétrica Distribuída	10	1	-	(1)	-	-	-	10
UFV Corinto Geração de Energia Elétrica Distribuída	-	1	-	-	9	-	-	10
UFV Manga Geração de Energia Elétrica Distribuída	-	1	-	-	10	-	-	11

ANNUAL REPORT AND FORM 20-F | 2022	Page F-53

CONTENTS

Investee	2019	Gain (loss) by equity method (Income statement) (3)	Remeasurement of previously held equity interest in subsidiaries acquired (step-acquisition)	Dividends	Additions / acquisitions	Others	Disposals	2020
UFV Bonfinópolis II Geração de Energia Elétrica Distribuída	-	-	-	-	6	-	-	6
UFV Lagoa Grande Geração de Energia Elétrica Distribuída	-	3	-	-	12	-	-	15
UFV Lontra Geração de Energia Elétrica Distribuída	-	3	-	-	14	-	-	17
UFV Mato Verde Geração de Energia Elétrica Distribuída	-	1	-	-	5	-	-	6
UFV Mirabela Geração de Energia Elétrica Distribuída	-	-	-	-	5	(1)	-	4
UFV Porteirinha I Geração de Energia Elétrica Distribuída	-	-	-	-	6	-	-	6
UFV Porteirinha II Geração de Energia Elétrica Distribuída	-	1	-	-	6	-	-	7
Axxiom Soluções Tecnológicas (1)	13	(9)	-	-	-	-	-	4
Total of investments	5,400	366	37	(399)	118	13	(120)	5,415
Itaocara - equity déficit (2)	(22)	(9)	-	-	1	-	-	(30)
Total	5,378	357	37	(399)	119	13	(120)	5,385

(1)	With the cessation of control of Light, the remaining equity interest in these investees was recognized as an investment in affiliates or jointly controlled subsidiaries, and measured by the equity method, in accordance with IFRS 10. More details see Notes 1 and 32.
(2)	On December 31, 2019, the investee had negative shareholders’ equity. Thus, after reducing the accounting book value of its interest to zero, the Company recognized the provision for losses on investments, in the amount of R$22, resulting from contractual obligations assumed with the subsidiary and the other shareholders.
(3)	Includes bargain purchase related to the acquisition of the joint-controlled entities UFV Corinto, UFV Manga, UFV Lagoa Grande, UFV Lontra, UFV Mato Verde and UFV Porteirinha II, in the amount of R$7.

Changes in dividends receivable are as follows:

Balance on December 31, 2019	186
Dividends proposed by investees	399
Elimination of dividends due to business combination	(1)
Adjustment of dividends proposed by investee classified as held for sale	(1)
Withholding income tax on Interest on equity	(8)
Amounts received	(387)
Balance on December 31, 2020	188
Investees’ dividends proposed	655
Amounts received	(499)
Withholding income tax on Interest on equity	(9)
Balance on December 31, 2021	335
Investees’ dividends proposed	519
Amounts received	(708)
Balance on December 31, 2022	146

ANNUAL REPORT AND FORM 20-F | 2022	Page F-54

CONTENTS

b)	Main information on the subsidiaries, jointly controlled entities and affiliates, not adjusted for the percentage represented by the Company’s ownership interest:

Investee	Numbers of shares	2022			2021			2020
		CEMIG interest (%)	Share capital	Equity	CEMIG interest (%)	Share capital	Equity	CEMIG interest (%)	Share capital	Equity
CEMIG Geração e Transmissão	2,896,785,358	100.00	5,474	8,893	100.00	4,124	7,755	100.00	4,000	5,842
MESA (3)	24,796,536,323	7.53	12,202	229	15.51	10,620	1,492	15.51	10,620	2,259
Hidrelétrica Cachoeirão	35,000,000	49.00	35	96	49.00	35	120	49.00	35	110
Guanhães Energia (2)	548,626,000	49.00	549	373	49.00	549	255	49.00	549	268
Hidrelétrica Pipoca	41,360,000	49.00	41	95	49.00	41	93	49.00	41	73
Baguari Energia (1)	26,157,300,278	69.39	187	231	69.39	187	243	69.39	187	229
Parajuru	85,834,843	100.00	86	158	100.00	86	128	100.00	71	107
Volta do Rio	274,867,441	100.00	275	248	100.00	275	207	100.00	117	171
Paracambi (formely Lightger)	79,078,937	49.00	79	123	49.00	79	98	49.00	79	106
Aliança Norte (5)	41,949,320,044	49.00	1,210	1,084	49.00	1,209	1,148	49.00	1,209	1,189
Amazônia Energia (1) (4)	1,322,897,723	74.50	1,323	1,189	74.50	1,323	1,252	74.50	1,323	1,296
Aliança Geração	1,291,582,500	45.00	1,291	2,039	45.00	1,291	1,858	45.00	1,291	1,858
Retiro Baixo	225,350,000	49.90	225	319	49.90	225	346	49.90	225	325
Itaocara	156,259,500	49.00	207	15	49.00	156	(42)	49.00	72	(60)
CEMIG Baguari	406,000	100.00	-	-	100.00	-	-	100.00	-	-
CEMIG Geração Três Marias	1,291,423,369	100.00	1,291	1,728	100.00	1,291	1,652	100.00	1,291	1,452
CEMIG Geração Salto Grande	405,267,607	100.00	405	562	100.00	405	527	100.00	405	455
CEMIG Geração Itutinga	151,309,332	100.00	151	231	100.00	151	212	100.00	151	180
CEMIG Geração Camargos	113,499,102	100.00	113	183	100.00	113	165	100.00	113	144
CEMIG Geração Sul	148,146,505	100.00	148	252	100.00	148	215	100.00	148	174
CEMIG Geração Leste	100,568,929	100.00	101	168	100.00	101	148	100.00	101	127
CEMIG Geração Oeste	60,595,484	100.00	61	126	100.00	61	106	100.00	61	84
Rosal Energia	46,944,467	100.00	47	123	100.00	47	115	100.00	47	127
Sá Carvalho	361,200,000	100.00	37	138	100.00	37	134	100.00	37	115
Horizontes Energia	39,257,563	100.00	39	61	100.00	39	60	100.00	39	55
CEMIG PCH	45,952,000	100.00	46	99	100.00	46	90	100.00	46	90
CEMIG Geração Poço Fundo	97,161,578	100.00	139	172	100.00	97	144	100.00	1	4
Empresa de Serviços de Comercialização de Energia Elétrica S.A.	486,000	100.00	-	11	100.00	-	8	100.00	-	57
CEMIG Trading	1,000,000	100.00	1	6	100.00	1	2	100.00	1	30
Centroeste	28,000,000	100.00	28	120	100.00	28	122	100.00	28	118
CEMIG Distribuição	2,359,113,452	100.00	5,372	7,105	100.00	5,372	6,943	100.00	5	6
Taesa	1,033,496,721	21.68	3,042	6,570	21.68	3,042	6,685	21.68	3	6
Gasmig	409,255,483	99.57	665	1,373	99.57	665	1,222	99.57	665	1
CEMIG Sim	112,420,992	100.00	175	199	100.00	102	111	100.00	24	94
Sete Lagoas	36,857,080	100.00	37	73	100.00	37	65	100.00	-	-
UFV Janaúba	18,509,900	49.00	7	7	49.00	7	6	49.00	19	22
UFV Corinto	18,000,000	49.00	16	17	49.00	18	19	49.00	18	20
UFV Manga	21,235,933	49.00	19	21	49.00	22	22	49.00	21	24
UFV Bonfinópolis	13,197,187	49.00	12	13	49.00	13	13	49.00	13	13
UFV Lagoa Grande	25,471,844	49.00	23	25	49.00	25	26	49.00	25	26
UFV Lontra	29,010,219	49.00	27	29	49.00	29	29	49.00	29	29
UFV Mato Verde	11,030,391	49.00	10	11	49.00	11	11	49.00	11	12
UFV Mirabela	9,320,875	49.00	9	10	49.00	9	9	49.00	9	9

ANNUAL REPORT AND FORM 20-F | 2022	Page F-55

CONTENTS

Investee	Numbers of shares	2022			2021			2020
		CEMIG interest (%)	Share capital	Equity	CEMIG interest (%)	Share capital	Equity	CEMIG interest (%)	Share capital	Equity
UFV Porteirinha I	12,348,392	49.00	11	11	49.00	12	13	49.00	12	13
UFV Porteirinha II	11,702,733	49.00	11	12	49.00	12	12	49.00	12	12
UFV Brasilândia	25,629,900	49.00	24	26	49.00	26	27	-	-	-
UFV Fazenda Prudente de Moraes (‘UFV Prudente de Moraes’)	35,050,000	100.00	35	35	-	-	-	-	-	-
UFV Apolo I	8,258,980	49.00	8	9	-	-	-	-	-	-
UFV Campo Lindo I	13,323,845	49.00	13	13	-	-	-	-	-	-
UFV Campo Lindo II	13,323,845	49.00	13	14	-	-	-	-	-	-
UFV Olaria I	13,323,845	49.00	13	13	-	-	-	-	-	-

(1)	Joint venture based on shareholders’ agreement.
(2)	On June 23, 2022, Light concluded the sale of its equity interests in Guanhães Energia and Lightger to Brasal Energia S.A.. The operation consisted of the sale to Brasal Energia S.A. of the total interest held by Light representing 51% of the capital stock of Lightger and Guanhães Energia.
(3)	Indirect participation in Santo Antônio Plant through this investee.
(4)	Indirect participation in Belo Monte Plant through this investee.

The main balances for the affiliated and jointly controlled entities on December 31, 2022:

2022	Taesa	Paracambi (formely Lightger)	Hidrelétrica Cachoeirão	Hidrelétrica Pipoca	Retiro Baixo
Assets
Current	2,261	63	15	20	63
Cash and cash equivalents	760	60	11	14	49
Non-current	13,198	109	91	98	338
Total assets	15,459	172	106	118	401

Liabilities
Current	817	11	1	8	25
Loans	1,957	9	-	7	14
Non-current	8,045	38	1	7	45
Loans	372	38	-	7	28
Equity	6,597	123	104	103	331
Total liabilities and equity	15,459	172	106	118	401

Statement of income
Net sales revenue	1,621	62	43	45	77
Cost of sales	(176)	(17)	(12)	(10)	(4)
Depreciation and amortization	(9)	(12)	(3)	-	(9)
Gross income (loss)	1,445	45	31	35	73
General and administrative expenses	(197)	(2)	-	(1)	(3)
Finance income	652	6	4	3	10
Finance expenses	(1,700)	(4)	-	(1)	(5)
Operational income (loss)	200	45	35	36	75
Share of (loss) income, net, of subsidiaries and joint ventures	925	-	-	-	-
Income tax and social contribution tax	324	(4)	(3)	(3)	(26)
Net income (loss) for the year	1,449	41	32	33	49

Comprehensive income (loss) for the year
Net income (loss) for the year	1,449	41	32	33	49
Comprehensive income (loss) for the year	1,449	41	32	33	49

ANNUAL REPORT AND FORM 20-F | 2022	Page F-56

CONTENTS

2022	Aliança Norte	Guanhães Energia	Amazônia Energia	Madeira Energia	Baguari Energia
Assets
Current	-	132	-	1,819	83
Cash and cash equivalents	-	3	-	924	10
Non-current	1,092	376	1,191	20,953	205
Total assets	1,092	508	1,191	22,772	288

Liabilities
Current	-	38	2	2,571	25
Loans	-	12	-	655	-
Non-current	8	97	-	19,972	24
Loans	-	80	-	13,546	-
Equity	1,084	373	1,189	229	239
Total liabilities and equity	1,092	508	1,191	22,772	288

Statement of income
Net sales revenue	-	57	-	4,137	81
Cost of sales	-	(45)	-	(3,451)	(31)
Depreciation and amortization	-	(16)	-	-	(10)
Gross income (loss)	-	12	-	686	50
General and administrative expenses	(65)	-	-	(150)	-
Finance income	-	90	-	361	10
Finance expenses	-	(11)	-	(3,521)	-
Operational income (loss)	(65)	91	-	(2,624)	60
Share of (loss) income, net, of subsidiaries and joint ventures	-	-	(63)	-	-
Income tax and social contribution tax	-	(32)	-	(222)	(20)
Net income (loss) for the year	(65)	59	(63)	(2,846)	40

Comprehensive income (loss) for the year
Net income (loss) for the year	(65)	59	(63)	(2,846)	40
Comprehensive income (loss) for the year	(65)	59	(63)	(2,846)	40

ANNUAL REPORT AND FORM 20-F | 2022	Page F-57

CONTENTS

2022	Aliança Geração	Usina Hidrelétrica Itaocara S.A.	UFV Janaúba	UFV Corinto	UFV Manga
Assets
Current	724	4	4	2	2
Cash and cash equivalents	449	4	3	1	1
Non-current	3,468	11	17	17	20
Total assets	4,192	15	21	19	22

Liabilities
Current	383	-	2	-	-
Loans	136	-	2	-	-
Non-current	1,489	-	12	1	1
Loans	713	-	11	-	-
Equity	2,320	15	7	18	21
Total liabilities and equity	4,192	15	21	19	22

Statement of income
Net sales revenue	1,109	-	-	6	7
Cost of sales	(608)	-	5	(1)	(1)
Depreciation and amortization	(124)	-	(1)	-	-
Gross income (loss)	501	-	5	5	6
General and administrative expenses	(43)	-	-	-	-
Finance income	61	-	-	-	-
Finance expenses	(109)	(7)	(1)	-	-
Operational income (loss)	410	(7)	4	5	6
Share of (loss) income, net, of subsidiaries and joint ventures	11	-	-	-	-
Income tax and social contribution tax	(139)	-	(1)	(1)	(1)
Net income (loss) for the year	282	(7)	3	4	5

Comprehensive income (loss) for the year
Net income (loss) for the year	282	(7)	3	4	5
Comprehensive income (loss) for the year	282	(7)	3	4	5

ANNUAL REPORT AND FORM 20-F | 2022	Page F-58

CONTENTS

2022	UFV Bonfinópolis II	UFV Lagoa Grande	UFV Lontra	UFV Olaria 1	UFV Mato Verde	UFV Mirabela
Assets
Current	2	3	4	1	1	1
Cash and cash equivalents	1	1	2	1	1	-
Non-current	12	23	27	13	11	9
Total assets	14	26	31	14	12	10

Liabilities
Current	-	-	1	-	-	-
Loans	-	-	-	-	-	-
Non-current	1	1	1	1	-	-
Loans	-	-	-	1	-	-
Equity	13	25	29	13	12	10
Total liabilities and equity	14	26	31	14	12	10

Statement of income
Net sales revenue	-	8	10	2	4	3
Cost of sales	(1)	(1)	(1)	(1)	(1)	(1)
Depreciation and amortization	-	-	-	(1)	-	-
Gross income (loss)	(1)	7	9	1	3	2
General and administrative expenses	-	-	-	-	-	-
Finance income	1	-	-	-	-	-
Finance expenses	-	-	-	-	-	-
Operational income (loss)	-	7	9	1	3	2
Share of (loss) income, net, of subsidiaries and joint ventures	-	-	-	-	-	-
Income tax and social contribution tax	3	(1)	(1)	-	-	-
Net income (loss) for the year	3	6	8	1	3	2

Comprehensive income (loss) for the year
Net income (loss) for the year	3	6	8	1	3	2
Comprehensive income (loss) for the year	3	6	8	1	3	2

ANNUAL REPORT AND FORM 20-F | 2022	Page F-59

CONTENTS

2022	UFV Porteirinha I	UFV Porteirinha II	UFV Brasilândia	UFV Apolo 1	UFV Campo Lindo 1	UFV Campo Lindo 2
Assets
Current	1	2	3	1	1	1
Cash and cash equivalents	-	1	2	-	-	1
Non-current	11	11	28	8	13	13
Total assets	12	13	31	9	14	14

Liabilities
Current	-	-	4	-	-	-
Loans	-	-	-	-	-	-
Non-current	1	1	1	-	1	1
Loans	1	-	3	-	1	1
Equity	11	12	26	9	13	13
Total liabilities and equity	12	13	31	9	14	14

Statement of income
Net sales revenue	4	4	8	2	3	2
Cost of sales	(1)	(1)	(2)	(1)	(1)	(1)
Depreciation and amortization	-	-	-	-	(1)	(1)
Gross income (loss)	3	3	6	1	2	1
General and administrative expenses	-	-	-	-	-	-
Finance income	-	-	1	-	-	-
Finance expenses	-	-	-	-	-	-
Operational income (loss)	3	3	7	1	2	1
Share of (loss) income, net, of subsidiaries and joint ventures	-	-	-	-	-	-
Income tax and social contribution tax	-	-	(1)	-	-	-
Net income (loss) for the year	3	3	6	1	2	1

Comprehensive income (loss) for the year
Net income (loss) for the year	3	3	6	1	2	1
Comprehensive income (loss) for the year	3	3	6	1	2	1

ANNUAL REPORT AND FORM 20-F | 2022	Page F-60

CONTENTS

The main balances for the affiliated and jointly controlled entities on December 31, 2021 is as follows:

2021	Hidrelétrica Itaocara S.A.	Ativas Data Center	Taesa	Axxiom Soluções Tecnológicas	Lightger	Hidrelétrica Cachoeirão
Assets
Current	5	42	2,135	13	35	29
Cash and cash equivalents	5	16	385	4	29	25
Non-current	11	96	13,761	19	120	93
Total assets	16	138	15,896	32	155	122

Liabilities
Current	58	39	1,417	21	11	1
Loans	-	24	16	7	9	-
Non-current	-	19	7,794	2	46	1
Loans	-	14	614	-	46	-
Equity	(42)	80	6,685	9	98	120
Total liabilities and equity	16	138	15,896	32	155	122

Statement of income
Net sales revenue	-	90	3,472	28	54	37
Cost of sales	(36)	(85)	(649)	(28)	(26)	(8)
Depreciation and amortization	-	(10)	(9)	(1)	(11)	(3)
Gross income (loss)	(36)	5	2,823	-	28	29
General and administrative expenses	-	(7)	(169)	(4)	(1)	-
Finance income	-	-	34	-	2	2
Finance expenses	(30)	(3)	(844)	(1)	(11)	-
Operational income (loss)	(66)	(5)	1,844	(5)	18	31
Share of (loss) income, net, of subsidiaries and joint ventures	-	-	781	-	-	-
Income tax and social contribution tax	-	-	(411)	-	(3)	(2)
Net income (loss) for the year	(66)	(5)	2,214	(5)	15	29

Comprehensive income (loss) for the year
Net income (loss) for the year	(66)	(5)	(2,214)	(5)	15	29
Equity valuation adjustments	-	-	37	-	-	-
Comprehensive income (loss) for the year	(66)	(5)	2,251	(5)	15	29

ANNUAL REPORT AND FORM 20-F | 2022	Page F-61

CONTENTS

2021	Hidrelétrica Pipoca	Retiro Baixo	Aliança Norte	Guanhães Energia	Amazônia Energia	Madeira Energia (1)	Baguari Energia
Assets
Current	18	111	-	15	-	928	72
Cash and cash equivalents	12	99	-	5	-	180	3
Non-current	101	322	1,150	392	1,254	23,286	218
Total assets	119	433	1,150	407	1,254	24,214	290

Liabilities
Current	10	38	-	41	2	2,309	21
Loans	7	14	-	12	-	116	-
Non-current	14	49	2	111	-	20,413	26
Loans	13	41	-	93	-	12,828	-
Equity	95	346	1,148	255	1,252	1,492	243
Total liabilities and equity	119	433	1,150	407	1,254	24,214	290

Statement of income
Net sales revenue	39	70	-	52	-	3,758	77
Cost of sales	(11)	(25)	-	(55)	(2)	(2,292)	(9)
Depreciation and amortization	(3)	(9)	-	(18)	-	(870)	(11)
Gross income (loss)	28	45	-	(3)	(2)	1,466	68
General and administrative expenses	(2)	(3)	(2)	-	-	(80)	-
Finance income	-	4	-	-	-	265	4
Finance expenses	(2)	(5)	-	(8)	-	(3,476)	(4)
Operational income (loss)	24	41	(2)	(11)	(2)	(1,825)	68
Share of (loss) income, net, of subsidiaries and joint ventures	-	-	(39)	-	(42)	-	-
Income tax and social contribution tax	(1)	(13)	-	(2)	-	1,812	(23)
Net income (loss) for the year	23	28	(41)	(13)	(44)	(13)	45

Comprehensive income (loss) for the year	23	28	(41)	(13)	(44)	(79)	45

(1)	The amount of Shareholders’ equity originally disclosed by the investee was adjusted by the Company for the purposes of posting equity income (change in the value of equity in non-consolidated investees), to take into account the modifying subsequent events resulting from the judgments given in the arbitration proceedings to which Saesa is a party. There is more information below in this Note.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-62

CONTENTS

2021	Aliança Geração	UFV Janaúba	UFV Corinto	UFV Manga	UFV Bonfinópolis II	UFV Lagoa Grande
Assets
Current	728	1	3	3	2	3
Cash and cash equivalents	378	1	2	2	2	3
Non-current	3,364	18	17	20	12	23
Total assets	4,092	19	20	23	14	26

Liabilities
Current	762	2	1	1	1	-
Loans	101	-	-	-	-	-
Non-current	1,472	12	-	-	-	-
Loans	700	-	-	-	-	-
Equity	1,858	5	19	22	13	26
Total liabilities and equity	4,092	19	20	23	14	26

Statement of income
Net sales revenue	1,096	5	4	6	3	6
Cost of sales	(102)	(2)	-	-	-	-
Depreciation and amortization	(157)	(2)	(1)	(1)	-	(1)
Gross income (loss)	994	3	4	6	3	6
General and administrative expenses	(44)	-	(1)	(1)	(1)	(1)
Finance income	41	-	-	-	-	-
Finance expenses	(233)	(1)	-	-	-	-
Operational income (loss)	758	2	3	5	2	5
Income tax and social contribution tax	(252)	(1)	-	(1)	(1)	(1)
Net income (loss) for the year	506	1	3	4	1	4

Comprehensive income (loss) for the year	506	1	3	4	1	4

ANNUAL REPORT AND FORM 20-F | 2022	Page F-63

CONTENTS

2021	UFV Lontra	UFV Mato Verde	UFV Mirabela	UFV Porteirinha I	UFV Porteirinha II	UFV Brasilândia
Assets
Current	4	1	1	3	1	3
Cash and cash equivalents	3	1	1	2	-	2
Non-current	26	11	9	11	12	27
Total assets	30	12	10	14	13	30

Liabilities
Current	1	1	1	1	1	3
Equity	29	11	9	13	12	27
Total liabilities and equity	30	12	10	14	13	30

Statement of income
Net sales revenue	5	3	2	2	3	5
Depreciation and amortization	(1)	-	-	-	-	(1)
Gross income (loss)	5	3	2	2	3	5
General and administrative expenses	(1)	(1)	(1)	-	(1)	(1)
Operational income (loss)	4	2	1	2	2	4
Income tax and social contribution tax	(1)	-	-	-	-	(1)
Net income (loss) for the year	3	2	1	2	2	3

Comprehensive income (loss) for the year	3	2	1	2	2	3

ANNUAL REPORT AND FORM 20-F | 2022	Page F-64

CONTENTS

The main balances for the affiliated and jointly controlled entities on December 31, 2020:

2020	Hidrelétrica Itaocara S.A.	Ativas Data Center	Taesa	Axxiom Soluções Tecnológicas	Lightger	Hidrelétrica Cachoeirão
Assets
Current	3	39	2,360	20	103	30
Cash and cash equivalents	2	12	896	3	80	26
Non-current	10	104	11,745	21	129	80
Total assets	13	143	14,105	41	232	110

Liabilities
Current	73	39	841	25	72	2
Loans	-	27	121	7	9	-
Non-current	-	18	7,238	7	54	-
Loans	-	16	923	1	54	-
Equity	(60)	86	6,026	9	106	108
Total liabilities and equity	13	143	14,105	41	232	110

Statement of income
Net sales revenue	-	94	3,561	41	52	34
Cost of sales	(13)	(78)	(1,048)	(38)	(9)	(15)
Depreciation and amortization	-	(15)	(7)	(2)	(11)	(3)
Gross income (loss)	(13)	16	2,513	3	43	19
General and administrative expenses	-	(8)	(153)	(5)	(1)	-
Finance income	-	-	39	-	2	1
Finance expenses	(5)	(3)	(514)	(1)	(16)	-
Operational income (loss)	(18)	5	1,885	(3)	28	20
Share of (loss) income, net, of subsidiaries and joint ventures	-	-	834	-	-	-
Income tax and social contribution tax	-	(2)	(456)	-	(2)	(1)
Net income (loss) for the year	(18)	3	2,263	(3)	26	19

Comprehensive income (loss) for the year	(18)	3	2,263	(3)	26	19

ANNUAL REPORT AND FORM 20-F | 2022	Page F-65

CONTENTS

2020	Hidrelétrica Pipoca	Retiro Baixo	Aliança Norte	Guanhães Energia	Amazônia Energia	Renova	Madeira Energia
Assets
Current	21	87	-	13	-	998	945
Cash and cash equivalents	8	74	-	6	-	29	263
Non-current	89	331	1,189	405	1,296	1,299	21,370
Total assets	110	418	1,189	418	1,296	2,297	22,315

Liabilities
Current	17	30	-	27	-	725	1,150
Loans	7	14	-	12	-	380	108
Non-current	20	63	-	123	-	2,680	18,906
Loans	20	55	-	106	-	1,083	4,902
Equity	73	325	1,189	268	1,296	(1,108)	2,259
Total liabilities and equity	110	418	1,189	418	1,296	2,297	22,315

Statement of income
Net sales revenue	33	73	-	49	-	70	3,200
Cost of sales	(6)	(29)	-	(36)	-	(46)	(2,720)
Depreciation and amortization	(3)	(11)	-	(17)	-	(7)	(869)
Gross income (loss)	27	44	-	13	-	24	480
General and administrative expenses	(1)	(4)	(1)	-	-	(122)	(82)
Finance income	-	2	-	-	-	-	258
Finance expenses	(2)	(6)	-	(10)	-	26	(2,112)
Operational income (loss)	24	36	(1)	3	-	(72)	(1,456)
Share of (loss) income, net, of subsidiaries and joint ventures	-	-	(77)	-	(84)	95	-
Income tax and social contribution tax	(2)	(3)	-	(2)	-	(1)	10
Net income (loss) for the year	22	33	(78)	1	(84)	22	(1,446)

Comprehensive income (loss) for the year	22	33	(78)	1	(84)	22	(1,446)

ANNUAL REPORT AND FORM 20-F | 2022	Page F-66

CONTENTS

2020	Baguari Energia	Aliança Geração	UFV Janaúba	UFV Corinto	UFV Manga	UFV Bonfinópolis II
Assets
Current	63	805	3	2	1	-
Cash and cash equivalents	10	385	2	1	-	-
Non-current	209	2,461	19	18	23	13
Total assets	272	3,266	22	20	24	13

Liabilities
Current	22	503	-	-	-	-
Loans	-	19	-	-	-
Non-current	21	905	-	1	2	-
Loans	-	261	-	-	-	-
Equity	229	1,858	22	19	22	13
Total liabilities and equity	272	3,266	22	20	24	13

Statement of income
Net sales revenue	73	1,042	-	3	3	-
Cost of sales	(30)	(580)	3	-	-	-
Depreciation and amortization	(11)	(154)	(1)	(1)	(1)	-
Gross income (loss)	43	462	3	3	3	-
General and administrative expenses	5	(47)	-	(1)	(2)	-
Finance income	2	28	-	-	-	-
Finance expenses	(1)	(63)	-	-	-	-
Operational income (loss)	49	380	3	2	1	-
Share of (loss) profit, net, of subsidiaries and joint ventures	-	-	-	-	-	-
Income tax and social contribution tax	(17)	(126)	-	-	-	-
Net income (loss) for the year	32	254	3	2	1	-

Comprehensive income (loss) for the year	32	254	3	2	1	-

ANNUAL REPORT AND FORM 20-F | 2022	Page F-67

CONTENTS

2020	UFV Lagoa Grande	UFV Lontra	UFV Mato Verde	UFV Mirabela	UFV Porteirinha I	UFV Porteirinha II
Assets
Current	2	-	1	-	1	-
Cash and cash equivalents	1	-	-	-	-	-
Non-current	24	29	11	9	12	12
Total assets	26	29	12	9	13	12

Liabilities
Current	-	1	-	-	-	-
Non-current	-	1	-	-	-	-
Equity	26	27	12	9	13	12
Total liabilities and equity	26	29	12	9	13	12

Statement of income
Net sales revenue	2	-	-	1	-	-
Cost of sales	-	(1)	-	-	-	-
Gross income (loss)	2	(1)	-	1	-	-
General and administrative expenses	(1)	(1)	-	-	-	(1)
Operational income (loss)	1	(2)	-	1	-	(1)
Income tax and social contribution tax	-	-	-	-	-	1
Net income (loss) for the year	1	(2)	-	1	-	-

Comprehensive income (loss) for the year	1	(2)	-	1	-	-

ANNUAL REPORT AND FORM 20-F | 2022	Page F-68

CONTENTS

Madeira Energia S.A. (‘MESA’) and FIP Melbourne (special purpose vehicle through which CEMIG GT holds interests in ‘SAAG’)

Santo Antônio Energia S.A (‘SAESA’) is a wholy-owned subsidiary of MESA, whose objects are operation and maintenance of the Santo Antônio Hydroelectric Plant and its transmission system, for 35 years from its signature, on June 13, 2008. The Santo Antônio Hydroelectric Plant began commercial operation with its first generating unit in 2012 and reached full generation in December 2016. Between the shareholders include Furnas, Odebrecht Energia, SAAG and the Company.

On December 31, 2022, MESA continues to have negative net working capital, in the amount of R$752. It should be noted that in the second quarter of 2022 there was a cash inflow of R$1,583, as a result of the capital increase approved at the EGM held for this purpose on April 29, 2022 and paid by the other investors. This resource was used in the third quarter of 2022, almost in its entirety, to pay the settlements resulting from the conclusion of arbitration proceedings involving the construction consortium and other parties, mentioned in more detail below. As for the low short-term liquidity, it should be noted that the hydroelectric plants constituted under the Project Finance format structurally present negative net working capital in the first years of operation, since they are constituted with high financial leverage indexes. On the other hand, they count on firm energy sales contracts of long term as support and guarantee of payment of their debts.

To equalize its capital structure and liquidity situation, MESA has also been adopting actions aimed at readjusting its operating costs, protecting its exposure to hydrological risks, improving its capital structure and managing its energy operations.

Dilution of CEMIG GT’s equity interest in Mesa

On June 7, 2022, the shareholder Furnas subscribed new common shares issued by Mesa, in the amount of R$1,583, as a result of the capital increase approved by an Extraordinary General Meeting of Shareholders held on April 29, 2022, and in view of the other shareholders waiving their first refusal rights. With the paying up of the shares subscribed, the equity interest held by Furnas in Mesa increased from 43.06% to 72.36%, diluting the total equity interest held by CEMIG GT from 15.51% to 7.58%. This percentage does not take into account the result of the arbitration proceeding CAM 115/2018, described in the next item of this Note.

On July 7, 2022, a Contract to Cancel the Shareholders’ Agreement was signed at the Extraordinary General Meeting of Shareholders of Mesa, resulting in Furnas assuming shareholding control of Mesa. This EGM also decided to change the composition of the Boards of Directors of SAE and Mesa. These boards now each have 11 members, and CEMIG GT and SAAG have the right to appoint, jointly, one member (and that member’s alternate) to each board, until such time as CEMIG GT and SAAG are completely released from all and any liabilities, obligations and/or guarantees given to Mesa and/or SAE under the financing contracts and instruments, including those related to acquisition of energy. As a result, even with the cancellation of the shareholders’ agreement, the position of the Company continued to qualify as significant influence over the investee.

With the aforementioned capital increase, the invested company started to present positive shareholders' equity, and the conditions that led the Company to recognize, on December 31, 2021, the provision for the overdraft liability no longer exist. Consequently, the Company reversed this provision. More details in Note 35.

As a result of the changes in the equity stakes in MESA motivated by the aforementioned capital increase, the amendments to SAE's financing instruments were signed in November 2022, in order to equalize the guarantees given by the shareholders and their economic groups, making them proportional to the new equity stakes.

Arbitration proceeding 21,511/ASM/JPA (c. 21,673/ASM) - Santo Antônio Energia S.A.

On January 31, 2022, the arbitration decision on arbitration proceeding in CCI (International Chamber of Commerce) No. 21,511/ASM/JPA (c. 21,673/ASM) was released, which consolidated the matters between Santo Antônio Energia S.A. (SAE), Consorcio Construtor Santo Antônio (CCSA) and other parties, relating, in summary, to the following issues:

i.	CCSA will be responsible to reimburse SAE on the energy purchased considering the delay in the power plant construction.
ii.	SAE will be responsible to reimburse the CCSA on the costs increases due to, mainly, from strikes and work stoppages occurred from 2009 to 2013.

On February 7, 2022, the International Arbitration Court of CCI indicates that part of the main claims of SAE were rejected, and the main claims of CCSA were rejected, as well as some of the claims of its co-consortium members against SAE. Also, the arbitration decision initially declared as being without effect the instrument entitled ‘Terms and Conditions’, which was

ANNUAL REPORT AND FORM 20-F | 2022	Page F-69

CONTENTS

the basis for recognition by the Company of the ‘Reimbursable Expenditures’, as set out in a note to the financial statements of SAE.

As well as the granted CCSA claims, with which SAE disagrees, that have already been provisioned in SAE financial statements as ‘Guarantee Deposits’ (R$770) and ‘Other Provisions’ (R$492), other claims were also granted with an estimated additional value of R$226 payable.

On June 30, 2022 SAE, in a joint petition with Grupo Industrial Complexo Rio Madeira - GICOM, applied for extinction of the Action for Execution of Judgment filed by GICOM, which related to a portion of the amount defined by the Arbitration Judgment, due to an amicable agreement having been reached between the parties. This agreement terminated the action in which GICOM claimed R$645.

On August 4, 2022, a Transaction Agreement was signed between SAE and Grupo Civil, part of CCSA, comprising the companies CNO S.A., Andrade Gutierrez Engenharia S.A. and Novonor Serviços e Participações S.A. - In Judicial Recovery, for definitive termination of the Arbitration Proceeding CCI 21,511/ASM/JPA.

Concomitantly with signature of the agreement, the Parties signed and filed, on August 4, 2022, a joint petition for termination of (a) Arbitration Proceeding CCI 21,511/ASM/JPA, and (b) the Action for Execution of Judgment filed by Grupo Civil, in relation to the claimed amount of R$962, which was the remainder of the amount decided by the Arbitration Judgment. On October 3, 2022, SAE paid the final tranche, of R$ 203, under the agreement signed with the construction company Grupo Civil (‘GCIVIL’), completing closure of Arbitration Proceeding CCI 21,511/ASM/JPA, and the Action for Compliance with Judgment brought by GCIVIL.

Under the financing contracts signed with the Brazilian Development Bank (‘BNDES’) and financing contracts under on lending from the BNDES, any obligations arising for SAE under judgments in the arbitration proceedings are to be paid in accordance with the terms of the respective financing contracts.

Thus, the capital increase subscribed and paid up on June 7, 2022, as described above, in the amount of R$1,583 was allocated to pay debts arising from Arbitration Judgment CCI 21,511/ASM/JPA, being used for payment of the amounts under the agreement signed with GICOM and Grupo Civil.

The agreement between FIP Melbourne and AGPar - CCBC Arbitration Judgment 86/2016

The share purchase agreement that governed the transaction for acquisition of the shares of SAAG by the Company specifies payment of indemnity to FIP Melbourne by AGPar in the event of any excess cost in Mesa as a result of any causative factor prior to the signature of that agreement. From the conclusion of the transaction in 2014, up to the year 2016, there were expenditures, which had to be borne by FIP Melbourne, and which, in FIP Melbourne’s understanding, were within the scope of the provision of the share purchase agreement. Since agreement was not reached with AGPar on these questions, FIP Melbourne filed arbitration proceedings with the Brazil-Canada Chamber of Commerce.

The final arbitration judgment was given in January 2021, in favor of FIP Melbourne, and in August 2022 an agreement was signed between the parties to terminate litigation, establishing the updated amount of compensation at R$200, which was paid on September 12, 2022.

Considering the interest of CEMIG GT in FIP Melbourne, the Company recognized a gain of R$161, in the Statement of income for 2022. Additionally, the provision for the put option was adjusted to reflect this decision.

Amazônia Energia S.A. and Aliança Norte Energia S.A.

Amazônia Energia and Aliança Norte are shareholders of Norte Energia S.A. (‘NESA’), which holds the concession to operate the Belo Monte Hydroelectric Plant. Through the jointly controlled entities referred to above, CEMIG GT owns an indirect equity interest in NESA of 11.69%.

On December 31, 2022, NESA had negative net working capital of R$494 (R$189 on December 31, 2021). According to the estimates and projections, the situation of negative net working capital, and the future demands for investments in the hydroelectric plant, will be supported by revenues from future operations.

On September 21, 2015, NESA was awarded a preliminary injunction ordering ANEEL to abstain from applying penalties or sanctions to NESA in relation to the delay in Belo Monte Hydroelectric Plant to start operations, until the hearing of the application for an injunction made in the original case. The legal advisers of NESA have classified the probability of loss as ‘possible’ and estimated the potential loss on December 31, 2022 to R$2,972 (R$2,832 on December 31, 2021). The potential impact for the Company is limited to its investment interest in NESA.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-70

CONTENTS

Share purchase agreement for acquisition of SPCs owning photovoltaic plants

On April 7, 2022, CEMIG Sim signed share purchase agreements to acquire equity interests of 49% in six special-purpose companies (SPCs), held by G2 Energia e Empreendimentos Imobiliários Ltda. and by Apolo Empreendimentos e Energia Ltda.

These SPCs own six photovoltaic plants in Lavras, Minas Gerais, operating in shared mini-distributed generation, with total generation capacity of 18.5MWp (information of MW not audited). They will serve clients in the low-voltage residential, commercial and industrial markets.

On August 4, 2022, acquisition of equity interests in four of the SPCs that were the subject of these agreements was completed, upon implementation of all the required conditions for completion, as shown in this table:

	Plant	Power (MWp) (Information of MW not audited)	Shareholders’ equity on acquisition date	Adjusted acquisition price	Retention
G2 OLARIA 1 ENERGIA S.A.	Olaria 1	3.25	13	7	(1)
G2 CAMPO LINDO 1 ENERGIA S.A.	Campo Lindo 1	3.25	13	7	(1)
G2 CAMPO LINDO 2 ENERGIA S.A.	Campo Lindo 2	3.25	14	7	(1)
APOLO 1 SPE EMPREENDIMENTOS E ENERGIA S/A	Apolo 1	2.75	9	6	(1)
G2 OLARIA 2 ENERGIA S/A	Olaria 2	3.25	-	-	-
APOLO 2 SPE EMPREENDIMENTOS E ENERGIA S/A	Apolo 2	2.75	-	-	-
Total		18.5	50	27	(4)

The value of the acquisition is R$27, of which R$23 was paid on the closing date. The remaining amount of R$4, or 15% of the acquisition price, is withheld by CEMIG Sim as a guarantee of compliance by the Vendors with obligations to indemnify the purchaser, under the agreements. Release of this amount to the Vendor depends on occurrence of certain events specified in each agreement.

On January 13, 2023, CEMIG Sim concluded the acquisition of 49% of the equity interest in Apolo 2 SPE Empreendimentos e Energia S.A.. The acquisition value corresponds to R$5,759, being effectively paid on the closing date the amount of R$5. The remaining R$0.864, representing 15% of the acquisition price, was retained by CEMIG Sim as a guarantee for compliance with the obligation of the Seller to indemnify the Buyer, in accordance with the contractual terms, and the release of the amount retained as guarantee to the Seller depends on the occurrence of certain events, as provided for in the contract. The conditions precedent for the closing of the transaction have been duly met.

The closing of the acquisition of an equity stake in SPE Olaria 2 depends on the implementation of the suspensive conditions established in the share purchase and sale agreement, and the estimated amount for this is R$7, subject to the price adjustment mechanisms provided for in the agreement.

Acquisition of interests in SPCs owning photovoltaic plants

On June 29, 2022, CEMIG approved acquisition, through its wholly owned subsidiary CEMIG Sim, of 100% of the interests held by Genesys Participação Societária Ltda. and Mr. Antônio Carlos Torres in the special-purpose companies (‘SPCs’) owning photovoltaic generation plants listed below. These businesses,which are in Minas Gerais State, are in the construction phase, except UFV Prudente de Moraes. Completion of the transaction is subject to (i) conditions precedent of the transaction, and (ii) the plants starting operation. The acquisition of UFV Montes Claros and UFV Jequitibá was not closed as of December 31, 2022.

The estimated value of the transaction is shown in the table below:

	Power (MWp) (information of MW not audited)	Consideration transferred	Operational start-up forecast
UFV Prudente de Moraes (1)	6.46	43	Jul. 2022
UFV Montes Claros	3.20	20	May. 2023
UFV Jequitibá	6.25	39	Aug. 2023
Total	16.21	102

(1)	UFV Prudente de Moraes started operating in 2022.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-71

CONTENTS

On September 7, 2022, CEMIG Sim concluded acquisition of 100% of the shares of the Prudente de Moraes photovoltaic generation business. This followed approval by the monopolies authority, CADE, and conclusion of due diligence.

The following shows preliminary measurements of the fair value of the assets and liabilities acquired:

Prudente de Morais solar generation plant	R$ ’000
Fair value of net assets acquired	48
Bargain purchase	5
Total value of the consideration paid for 100% of the Prudente de Moraes solar business (1)	43

(1)	The consideration paid include the fair value off the contingent consideration in the amount of R$ 2.

Assets	Fair value on date of acquisition	Liabilities	Fair value on date of acquisition
Current	0.132	Current	0.3
Cash and cash equivalents	0.84	Other current liabilities	0.3
Other current assets	0.48
		Non-current	5
Non-current	57	Other non-current liabilities	5
Fixed assets	35
Right to use - Leasing	5
Intangible asset - Right of commercial operation	13
		Total of the net assets at fair value	48

For the CEMIG Group, the acquisition will increase its participation in the generation sector, and its total generation output, ensuring efficient supply of energy to consumers, due to its expertise in this market.

c)	Risks related to compliance with laws and regulations

Jointly controlled investees:

Norte Energia S.A. (‘NESA’) - through Amazônia Energia and Aliança Norte

Investigations and other legal measures are in progress since 2015, conducted by the Federal Public Attorneys’ Office, which involve other shareholders of NESA and certain executives of those other shareholders. In this context, the Federal Public Attorneys have started investigations on irregularities involving contractors and suppliers of NESA and of its other shareholders, which are still in progress. At present, it is not possible to determine the outcome of these investigations, and their possible consequences. These might at some time in the future affect the investee, further to the write-downs of infrastructure assets in the amount of R$183 recorded at NESA in 2015, based on the results of the independent internal investigation conducted by NESA and its other shareholders, the results of which were reflected in the Company through the equity method in that same year.

On March 9, 2018 ‘Operação Fortuna’ started, as a 49th phase of ‘Operation Lava Jato’ (‘Operation Carwash’). This operation investigates payment of bribes by the construction consortium of the Belo Monte power plant, comprising the companies Camargo Corrêa, Andrade Gutierrez, Odebrecht, OAS and J. Malucelli.

The Company’s management, based on its knowledge of the matters described above and on the independent procedure carried out, concluded that no adjustment was necessary in the financial statements.

Other investigations

In addition to the cases above, there are investigations being conducted by the Public Attorneys’ Office of the State of Minas Gerais (‘MPMG’), which aim to investigate possible irregularities in the investments made by CEMIG GT at Guanhães Energia and also at MESA.

Internal procedures for risks related to compliance with law and regulations

Taking into account the investigations that are being conducted by public authorities at the Company and at certain investees, as described above, the governance bodies of the Company have authorized contracting a specialized company to analyze the internal procedures related to these investments, as well as the factors that led the Company to be assessed

ANNUAL REPORT AND FORM 20-F | 2022	Page F-72

CONTENTS

by federal tax authority for not paying withholding income tax in the acquisition of Light’s interest from Enlighted (see Note 24). This independent investigation was subject to oversight of an independent investigation committee whose creation was approved by the Company´s Board of Directors.

The Company’s internal investigation was completed and the corresponding report was issued on May 8, 2020. Considering the results of the internal investigations, no objective evidence was identified to affirm that there were illegal acts on the investments made by Company that were subject to the investigation, therefore, there was no impact in the Company’s consolidated financial statements.

In the second half of 2019, Company signed a cooperation agreement with the Securities and Exchange Commission (SEC) and US Department of Justice (DOJ). On December 28, 2022, and on February 13, 2023, the investigations were concluded by the SEC and DOJ respectively, without any actions being taken by these authorities.

In the end of 2020, the Company began internal procedures for investigation of allegations received by the Minas Gerais State Public Attorneys’ Office, through Official Letters, the content of which basically refers to alleged irregularities in public bidding purchasing processes. The investigation is being conducted by a new Special Investigation Committee (Comitê Especial de Investigação - CEI), with support from specialized advisers.

The independent internal investigation begun in 2020 has been concluded, and its final report has been delivered and was approved by the Investigation Committee on November 24, 2021: no matters were identified that might present a significant impact on the financial statements on December 31, 2022 or on financial statements for prior years. The Company awaits completion of the investigations by the Public Attorneys’ Office of Minas Gerais State (MPMG) that are still ongoing and the Brazilian and international authorities with whom this report was shared.

The Company will evaluate any changes in the future scenario and eventual impacts that could affect the financial information, when applicable. The Company continues to cooperate with domestic and foreign authorities in their analysis related to the ongoing investigations.

Accounting policy

Investments

The Company and its subsidiaries hold investments in affiliates and joint ventures. Control is obtained when the Company and/or one of its subsidiaries has the power to control the financial and operational policies of an entity to receive benefits from its activities. These investments are accounted using the equity method and are, initially, recognized at acquisition cost, by the consideration transferred, measured at fair value at acquisition date.

The difference between the amount paid and the amount of the shareholders’ equity acquired is recognized in Investments as: (i) added value, when the economic basis is substantially related to the fair value of the net assets of the subsidiary acquired; and (ii) goodwill premium, when the amount paid is higher than the fair value of the net assets, and this difference represents the expectation of generation of future value. The goodwill premium arising from the acquisition is tested annually for impairment.

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

The participations in consortium are accounted in accordance with IFRS 11 - Joint ventures, and these investments are recognized in accordance with the Company’s participation in any assets and/or liabilities held or assumed jointly. The result of these investments is recognized in proportion to the Company’s participation in the revenues and expenses of the joint operation.

Business combinations

A business combination occurs when the Company or its subsidiaries acquire control of a business, whatever its legal form. The Company determines that it has acquired a business when the group of activities and assets acquired includes, at least, an input - entry of funds, and a substantive process, which together contribute materially to the capacity to generate output - an outflow of funds.

The Company accounts for business combinations using the acquisition method. Thus, at the moment of acquisition the acquiring company is required to recognize and measure the identifiable assets acquired, the liabilities assumed, and the shareholding interests of non-controlling equity holders at fair value, which will result in recognition of a goodwill due to expectation of future profitability, or in a gain arising from a bargain purchase, the gain being allocated to the statement of income for the period. Costs generated by acquisition of assets are allocated directly to the statement of income as and when incurred.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-73

CONTENTS

After the initial recognition, the goodwill is measured at cost, less any accumulated impairments. For the purposes of the impairment test, the goodwill acquired in business combinations is, as from the acquisition date, allocated to each one of the cash generating units that it is expected will be benefited by the synergies of the combination.

It is the Company’s understanding that the amount specifically referred to the right of concession, the right of commercial operation, or similar rights, does not constitute goodwill, including when these rights are acquired in a business combination in which the acquired entity is a concession holder, whose right to the concession has a known and defined period.

When a business combination is carried out in stages (‘step-acquisition method’), the interest previously held by the Company in its investee is remeasured at the fair value at the acquisition date and the corresponding gain or loss, if any, is recognized in the statement of income.

17.	PROPERTY, PLANT AND EQUIPMENT

	2022			2021
	Historical cost	Accumulated depreciation	Net value	Historical cost	Accumulated depreciation	Net value
In service
Land	247	(30)	217	246	(26)	220
Reservoirs, dams and watercourses	3,303	(2,433)	870	3,296	(2,352)	944
Buildings, works and improvements	1,092	(859)	233	1,086	(838)	248
Machinery and equipment	2,765	(2,059)	706	2,673	(1,976)	697
Vehicles	15	(13)	2	20	(19)	1
Furniture	14	(11)	3	14	(11)	3
	7,436	(5,405)	2,031	7,335	(5,222)	2,113
In progress	379	-	379	306	-	306
Net property, plant and equipment	7,815	(5,405)	2,410	7,641	(5,222)	2,419

Changes in PP&E are as follows:

	2021	Additions	Disposals	Depreciation	Transfers / Capitalizations	2022
In service
Land (1)	220	-	-	(3)	-	217
Reservoirs, dams and watercourses	944	-	-	(81)	7	870
Buildings, works and improvements	248	-	-	(17)	2	233
Machinery and equipment	697	-	(12)	(70)	91	706
Vehicles	1	-	-	(1)	2	2
Furniture and utensils	3	-	-	-	-	3
	2,113	-	(12)	(172)	102	2,031
In progress	306	176	-	-	(102)	380
Net property, plant and equipment	2,419	176	(12)	(172)	-	2,411

(1)	Certain land linked to concession agreements with no indemnity provision is amortized over the concession period.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-74

CONTENTS

	2020	Additions	Disposals	Depreciation	Write-off (2)	Transfers / capitalizations	Reversion of provision	2021
In service
Land (1)	224	-	(1)	(3)	-	-	-	220
Reservoirs, dams and watercourses	1,020	-	-	(81)	-	5	-	944
Buildings, works and improvements	264	-	-	(17)	-	1	-	248
Machinery and equipment	717	-	(14)	(69)	-	63	43	697
Vehicles	2	-	-	(1)	-	-	-	1
Furniture and utensils	3	-	-	-	-	-	-	3
	2,230	-	(15)	(171)	-	69	43	2,113
In progress	177	182	-	-	16	(69)	-	306
Net property, plant and equipment	2,407	182	(15)	(171)	16	-	43	2,419

(1)	Certain land sites linked to concession contracts and without provision for reimbursement are amortized in accordance with the period of the concession.
(2)	Reversal of a provision previously recognized for impairment of works in progress assets.

	2019	Additions	Disposals	Depreciation	Transfers / capitalizations (2)	2020
In service
Land (1)	229	-	(1)	(4)	-	224
Reservoirs, dams and watercourses	1,080	-	-	(80)	20	1,020
Buildings, works and improvements	274	-	-	(18)	8	264
Machinery and equipment	729	20	(2)	(79)	49	717
Vehicles	2	-	-	-	-	2
Furniture and utensils	3	-	-	-	-	3
	2,317	20	(3)	(181)	77	2,230
In progress	133	112	11	-	(79)	177
Net property, plant and equipment	2,450	132	8	(181)	(2)	2,407

(1)	Certain land sites linked to concession contracts and without provision for reimbursement are amortized in accordance with the period of the concession.
(2)	Reversal of a provision previously recognized for impairment of works in progress assets.

Depreciation rates, which take into consideration the expected useful life of the assets, are revised annually by Management and are as follows:

Generation	(%)	Administration	(%)
Reservoirs, dams and watercourses	2	Software	20
Buildings - Machine room	2	Vehicles	14.29
Buildings - Other	3.33	IT equipment in general	16.67
Generator	3.33	General equipment	6.25
Water turbine	2.5	Buildings - Other	3.33
Pressure tunnel	3.13
Command station, panel and cubicle	3.57
Floodgate	3.33

ANNUAL REPORT AND FORM 20-F | 2022	Page F-75

CONTENTS

The Company has not identified any evidence of impairment of its Property, plant and equipment assets. The generation concession contracts provide that at the end of each concession the grantor must determine the amount to be indemnified to the Company for the exception of the concession contracts related to Lot D of Auction 12/2015. Management believes that the amount ultimately received will be higher than the historical residual value.

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

	Stake in power output (%)	Average annual depreciation rate (%)	2022	2021
In service
Queimado Power Plant	82.50	3.94	220	220
Accumulated depreciation			(135)	(127)
Total operation			85	93

In progress
Queimado Power Plant	82.50	-	2	-
Total construction			2	-
Total			87	93

Accounting policy

Property, plant and equipment are stated at the cost, including deemed cost, decommissioning costs and capitalized borrowing costs, less accumulated depreciation and impairment, if any.

Depreciation is calculated on the balance of property, plant and equipment in service and investments in consortia, by the straight-line method, using the rates that reflect the estimated useful life of the assets, for assets related to energy activities, limited in certain circumstances to the periods of the related concession contracts.

Gains and losses resulting from the disposal of a property, plant and equipment, are measured as the difference between the net proceeds obtained from the sale and the asset’s book value and are recognized in the Statement of income when the asset is disposed of.

Impairment

Management revises, annually, the carrying amount of non-financial assets, for the purpose of assessing if there is any indication, such as events or changes in the economic, operational or technological conditions that an asset may be impaired. If any indication exists and the asset carrying amount exceeds its recoverable amount, an impairment loss is recognized, adjusting the carrying amount of the asset or cash generating unit to its recoverable amount.

The recoverable amount of an asset or cash generating unit is defined as the higher between its value in use and its fair value less costs to sell. When the carrying amount of an asset or cash generating unit exceeds its recoverable amount, an impairment loss is recognized, adjusting the carrying amount of the asset or cash generating unit to its recoverable amount.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-76

CONTENTS

18.	INTANGIBLE ASSETS

	2022			2021
	Historical cost	Accumulated amortization	Residual value	Historical cost	Accumulated amortization	Residual value
In service
Useful life defined
Temporary easements	15	(6)	9	15	(5)	10
Onerous concession	14	(10)	4	13	(8)	5
Assets of concession	23,813	(10,258)	13,555	21,476	(9,669)	11,807
Assets of concession - GSF	1,032	(200)	832	1,032	(66)	966
Others	92	(77)	15	78	(74)	4
	24,966	(10,551)	14,415	22,614	(9,822)	12,792
In progress	206	-	206	161	-	161
Net intangible assets	25,172	(10,551)	14,621	22,775	(9,822)	12,953

Changes in Intangible assets are as follow:

	2021	Additions	Disposals	Amortization	Transfers (1)	2022
In service
Useful life defined
Temporary easements	10	-	-	(1)	-	9
Onerous concession	5	-	-	(1)	-	4
Assets of concession	11,807	-	(57)	(817)	2,622	13,555
Assets of concession - GSF	966	-	-	(134)	-	832
Others	4	13	-	(3)	1	15
	12,792	13	(57)	(956)	2,623	14,415
In progress	161	106	-	-	(61)	206
Net intangible assets	12,953	119	(57)	(956)	2,562	14,621

	2020	Additions	Disposals	Amortization	Transfers (1)	2021
In service
Useful life defined
Temporary easements	9	-	-	(1)	2	10
Onerous concession	6	-	-	(1)	-	5
Assets of concession	11,674	-	(23)	(757)	913	11,807
Assets of concession - GSF	-	1,032	-	(66)	-	966
Others	8	-	-	(4)	-	4
	11,697	1,032	(23)	(829)	915	12,792
In progress	113	51	-	-	(3)	161
Net intangible assets	11,810	1,083	(23)	(829)	912	12,953

(1)	The transfers were made between concession contract assets to Intangible assets: in 2022 of R$2,448 (R$902 in 2021).

	2019	Additions	Disposals (1)	Amortization	Transfers (2)	2020
In service
Useful life defined
Temporary easements	8	-	-	-	1	9
Onerous concession	7	-	-	(1)	-	6
Assets of concession	11,517	-	(24)	(738)	919	11,674
Others	10	-	-	(5)	3	8
	11,542	-	(24)	(744)	923	11,697
In progress	82	41	-	-	(10)	113
Net intangible assets	11,624	41	(24)	(744)	913	11,810
(1)	This includes the impairment reversal, in the amount of R$14, recognized in the Income Statement under “Other expenses”, as a result of the test of impairment of intangible assets, relating to the authorization for wind power generation granted to Volta do Rio, on December 31, 2020. More information is available on this note.
(2)	The transfers were made between Intangible assets, concession contract assets, financial assets and property, plant and equipment are as follows: (1) R$906 from concession contract assets to intangible assets; (2) R$2 from property, plant and equipment to intangible assets; and (3) R$5 from concession financial asset to intangible assets.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-77

CONTENTS

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

The main amortization rates, which take into account the useful life that management expects for the asset, and reflect the expected pattern of their consumption, are as follows:

Energy	(%)	Administration	(%)
System cable - below 69 KV	6.67	Software	20.00
System cable - below 69 KV	3.57	Vehicles	14.29
Structure - Posts	3.57	General equipment	6.25
Overhead distribution transformer	4.00	Buildings	3.33
Circuit breaker - up to 69 kV	3.03
Capacitor bank - up to 69 kV	6.67
Voltage regulator - up to 69 kV	4.35

Gas	(%)	Administration	(%)
Tubing	3.33	Software	20.00
Buildings, works and improvements	4.00	Vehicles	20.00
Improvements in leased properties	10.00	Data processing equipment	20.00
Machinery and equipment	5.00 to 20.00	Furniture	10.00

The annual average amortization rate is 4.00% and by segment is follows:

Hydroelectric Generation	Wind Power Generation	Gas	Distribution	Administration
7.06%	8.81%	3.33%	3.91%	15.82%

Under the regulations of the energy segment, property, plant and equipment used in the distribution concession are linked to these services, and cannot be withdrawn, disposed of, assigned or provided in guarantee without the prior express authorization of the Grantor.

The rights of authorization of the gas distribution concession, granted to Gasmig, valued at R$381 (R$396 on December 31, 2021), and to generate wind power granted to the subsidiary Parajuru and Volta do Rio, in the total amount of R$105 (R$116 on December 31, 2021) are classified in the consolidated statement of financial position under intangibles assets and are amortized by the straight-line method, for the period of the concessions.

The Value in Use of the assets was calculated based on the projection of future expected cash flows for the operation of the assets of the subsidiary, brought to present value by the weighted average cost of capital (WACC) defined for the company’s wind generation activity, using the Firm Cash Flow (FCFF) methodology.

Renegotiation of hydrological risk - the Generation Scaling Factor (GSF)

On September 9, 2020, the Law 14,052 was issued, changing the Law 13,203/2015 and establishing the right of reimbursement in relation to the portion of costs incurred due to the GSF, borne by the holders of hydroelectric plants participating in the Energy Reallocation Mechanism (MRE) between 2012 and 2017.

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

ANNUAL REPORT AND FORM 20-F | 2022	Page F-78

CONTENTS

On December 1, 2020, ANEEL issued its Normative Resolution 895, which established the methodology for calculation of the compensation, and the procedures for renegotiation of hydrological risk.

On August 03, 2021, ANEEL ratified, through the Resolution no. 2,919/2021, the terms of concession extension of hydroelectric plants participating in the MRE, including all of the Company plants suitable for the renegotiation, except for Queimado and Irapé, which renegotiate the hydrological risk through the Resolution no. 684/2015 and were not covered by the Resolution no. 2,919/2021. The values ratified are aligned with the Company estimations, based on the Resolution ANEEL no. 895/2020.

With the signing by the Company of the Term of Acceptance to the terms of Law 14,052/2020, the Company recognized, in the second quarter of 2021, an intangible asset related to the right to extend the concession, with a corresponding entry to the caption ‘Renegotiation of hydrological risk - Law 14,052/20’, in the amount of R$910.

On September 14, 2021 ANEEL ratified the grant extension of the hydroelectric plants participating in the MRE, through Resolution (ReH) 2,932/2021, including Irapé and Queimado, for which the extension were under discussion with the Grantor, and, therefore, were not included in ReH 2,919/2021. Thus, in the third quarter of 2021, there was a recognition of an increase of R$122 in Intangible assets, due to the concession’s extension of those plants. As a result, the total of Intangible assets was increased to R$ 1,032, which is recognized with a counterpart in Renegotiation of hydrological risk - Law 14,052/20.

The fair values of the concessions extension rights have been estimated individually, as shown in the table below, using the revenue approach, under which future values are converted into a single present value, discounted by the rate of profitability approved by Management for the energy generation activity, reflecting present market expectations in relation to the future amounts. The useful life of items that are components of Intangible assets has been adjusted for the new remaining concession period, i.e. the result of addition, to the original concession period, of the new concession extension granted.

Power Plant	Intangible assets - Right to extension of concession	End of concession	Extension in years	New end of concession
CEMIG Geração Camargos	9	01/05/2046	7	01/03/2053
CEMIG Geração Itutinga	8	01/05/2046	7	01/03/2053
CEMIG Geração Leste	-
Dona Rita	-	07/03/2046	4	07/19/2050
Ervalia	-	07/03/2046	0.8	04/19/2047
Neblina	-	07/03/2046	0.8	04/19/2047
Peti	-	01/05/2046	7	01/03/2053
Sinceridade	-	07/03/2046	0.7	03/12/2047
Tronqueiras	-	01/05/2046	1	12/26/2046
CEMIG Geração Oeste	-
Cajuru (CEMIG)	-	01/05/2046	7	01/03/2053
CEMIG Geração Salto Grande	40	01/05/2046	7	01/03/2053
CEMIG Geração Sul	2
Coronel Domiciano	-	07/03/2046	0.8	04/11/2047
Joasal	-	01/05/2046	7	01/03/2053
Marmelos	-	01/05/2046	7	01/03/2053
Paciencia	-	01/05/2046	7	01/03/2053
Piau	1	01/05/2046	7	01/03/2053
CEMIG Geração Três Marias	116	01/05/2046	7	01/03/2053
CEMIG Poço Fundo	1	05/29/2045	7	05/27/2052
CEMIG PCH (Pai Joaquim)	-	04/04/2032	0.4	09/14/2032
Horizontes	-
Machado Mineiro	-	07/08/2025	1.9	05/21/2027
Rosal	9	05/08/2032	3.6	12/13/2035
Sá Carvalho	40	12/01/2024	1.7	08/27/2026
Total	226
Nova Ponte	256	07/23/2025	2.1	08/11/2027
Irapé	105	02/28/2035	2.6	09/18/2037

ANNUAL REPORT AND FORM 20-F | 2022	Page F-79

CONTENTS

Power Plant	Intangible assets - Right to extension of concession	End of concession	Extension in years	New end of concession
Queimado	19	12/18/2032	1.8	06/26/2034
Sao Bernardo (CEMIG)	1	08/19/2025	1.9	06/27/2027
Emborcação	426	07/23/2025	1.8	05/26/2027
Total CEMIG GT	807
Total (R$)	1,033

The Resolution no. 2,919/2021 ratified the amount of the right to compensation for the São Simão, Jaguara, Miranda and Volta Grande generation plants, which had been owned by CEMIG GT during the period stipulated in the Law 14,052/20 to be compensated, but does not specify how this compensation will happen in the event of absence of debts with the Federal Government related to the regime of concessions determined in that Law. The amounts calculated are:

CEMIG Geração - Plant re-offered for tender	Amount
São Simão	783
Miranda	145
Jaguara	237
Volta Grande	157
Total	1,322

Considering that there is no legal provision relating to how the compensation of these non-hydrological risks will happen and the Company’s right depends on the occurrence of uncertain future events, which are not totally under its control, as such these contingent assets have not been recognized.

Accounting policy

These mainly comprise assets related to the service concession agreements described above and software. They are measured at total acquisition cost, less amortization expenses and accumulated impairment losses, when applicable.

Any gain or loss arising upon derecognition of the asset, calculated as the difference between the net disposal proceeds and the carrying amount of the asset, is included in the statement of income when the asset is derecognized.

19.	LEASING

The Company recognized a right of use and a lease liability for the following contracts which contain a lease in accordance with IFRS 16:

•	Leasing of commercial real estate used for serving customers;
•	Leasing of building used as administrative headquarter;
•	Leasing of commercial vehicles used in operations.

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

ANNUAL REPORT AND FORM 20-F | 2022	Page F-80

CONTENTS

The discount rates were obtained based on incremental borrowing rate, as follows:

Incremental borrowing rate	Annual rate (%)	Monthly rate (%)
Initial application
Up to two years	7.96	0.64
Three to five years	10.64	0.85
Six to twenty years	13.17	1.04

Contracts entered - 2019 at 2021
Up to three years	6.87	0.56
Three to four years	7.33	0.59
Four to twenty years	8.08	0.65

Contracts entered - August to December 2022 (1)
Up to five years	6.43	0.52
Six to ten years	6.54	0.53
Eleven to fifteen years	6.58	0.54
Sixteen to thirty years	6.60	0.54

(1)	Monthly the Company calculates the addition to the rate to be applied to the new contracts. For the purposes of publication, these are presented at the average rates used.

a)	Right of use assets

The right-of-use assets were valued at cost, corresponding to the amount of the initial measurement of the lease liabilities, adjusted by its remeasurements, and amortized on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

Changes in the right of use asset are as follows:

	Real estate property	Vehicles	Total
Balances on December 31, 2019	206	71	277
Disposals (contracts terminated)	(9)	-	(9)
Amortization	(25)	(40)	(65)
Addition	6	-	6
Remeasurement	7	(4)	3
Balances on December 31, 2020	185	27	212
Disposals (contracts terminated)	(5)	-	(5)
Amortization (1)	(8)	(41)	(49)
Addition	11	-	11
Remeasurement (2)	9	48	57
Balances on December 31, 2021	192	34	226
Amortization (1)	(14)	(40)	(54)
Right of use acquired in a business combination	5	-	5
Disposals (contracts terminated)	(9)	(1)	(10)
Addition	24	117	141
Remeasurement (2)	16	5	21
Balances on December 31, 2022	214	115	329

(1)	Amortization of the Right of Use recognized in the Statement of income is net of use of the credits of PIS/Pasep and Cofins taxes on payments of rentals, a total R$0.641 in 2022 (R$0.588 in 2021).
(2)	The Company have identified events giving rise to revaluation and modifications of their principal contracts. The leasing liabilities are restated with adjustment to the asset of Right of Use.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-81

CONTENTS

b)	Leasing liabilities

The liability for leasing agreements is measured at the present value of lease payments to be made over the lease term, discounted at the Company’s incremental borrowing rate. The liability carrying amount is remeasured to reflect leases modifications.

The changes in the lease liabilities are as follows:

Balance on December 31, 2020	227
Addition	11
Settled	(5)
Interest incurred (1)	27
Leasing paid	(70)
Interest in leasing contracts	(3)
Remeasurement (2)	57
Balance on December 31, 2021	244
Addition	141
Business combination adjustment	5
Interest incurred (1)	29
Leasing paid	(66)
Interest in leasing contracts paid	(4)
Settled	(16)
Remeasurement (2)	21
Balance on December 31, 2022	354

Current liabilities	57
Non-current liabilities	297

(1)	Financial expenses recognized in the Statement of income are net of incorporation of the credits for PIS/Pasep and Cofins taxes on payments of rentals, in the amounts of R$2 in 2022 (R$2 on December 31, 2021).
(2)	The Company identified events that give rise to restatement and modifications of their principal contracts; the leasing liability was remeasured with an adjustment to the asset of Right of Use.

Additions and settled in leases are non-cash transactions, and therefore are not reflected in the Statements of Cash Flows.

The potential right to recovery of PIS/Pasep and Cofins taxes embedded in the leasing consideration, according to the periods specified for payment, is as follows:

Cash flow	Nominal	Adjusted to present value
Consideration for the leasing	806	355
Potential PIS/Pasep and Cofins (9.25%)	61	22

For lease liability and right of use measuring and remeasuring, the Company used the technique of discounted cash flow, without considering projected future inflation in the flows to be discounted, as per the prohibition imposed by IFRS 16.

The cash flows of the leasing contracts are, in their majority, updated by the IPCA inflation index, annually. Below is an analysis of maturity of lease contracts:

2023	62
2024	68
2025	58
2026	58
2027	50
2028 at 2048	510
Undiscounted values	806
Embedded interest	(452)
Lease liabilities	354

ANNUAL REPORT AND FORM 20-F | 2022	Page F-82

CONTENTS

Accounting policy

The Company assess, when entering into a contract for the supply of goods or services, whether it is or contains a lease, i.e., whether it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company adopt a single recognition and measurement approach for all leases, except for short-term leases and/or leases of low-value assets. Those agreements that contain leases have been described throughout this note.

At the date of start of the leasing operation, the lessee recognizes a liability to make the payments (a leasing liability) and an asset, representing the right to use the subject asset during the period of the leasing (an asset of right to use).

Right of use assets

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

20.	SUPPLIERS

	2022	2021
Energy purchased for resale	1,162	1,314
Energy on spot market - CCEE	110	130
Charges for use of energy network	207	175
Itaipu Binacional	274	331
Gas purchased for resale	278	228
Materials and services	801	505
Suppliers	2,832	2,683

ANNUAL REPORT AND FORM 20-F | 2022	Page F-83

CONTENTS

21.	TAXES PAYABLE AND AMOUNTS TO BE REFUNDED TO CUSTOMERS

	2022	2021
Current
ICMS	108	124
Cofins (1)	199	166
PIS/Pasep (1)	43	36
INSS	44	36
Others (2)	150	166
	544	528
Non-current
Cofins (1)	304	281
PIS/Pasep (1)	66	61
	370	342
	914	870
Amounts to be refunded to customers
Current
PIS/Pasep and Cofins	1,155	704
ICMS (3)	341	-
Non-current
PIS/Pasep and Cofins	1,808	2,319
Total	3,304	3,023

(1)	PIS/Pasep and Cofins recorded in current liabilities include the deferral on the financial remuneration of the contract asset and on the construction and improvement revenues linked to the transmission contracts. For more information, see Note 15.
(2)	The December 31, 2022, balance includes income tax withholdings on interest on equity declared on December 14, 2022 and December 22, 2022, the collection of which occurred in January 2023, in accordance with tax legislation.
(3)	On June 23, 2022 Complementary Law no. 194 was enacted, with immediate effectiveness, which changed the National Tax Code (CTN) and Complementary Law no. 87/96 (Kandir Law), classifying electric energy, among other goods, as essential, prohibiting the establishment of ICMS rates for transactions with these goods at a higher level than for transactions in general, and applying the non-levy of this tax on transmission and distribution services and sectorial charges related to electric energy transactions. In December 2022, an amount of R$341 was provisioned to be returned to the consumers, referring to the period in which the tax was still charged in the invoices.

The amounts of PIS/Pasep and Cofins taxes to be refunded to customers refer to the credits to be received by the CEMIG D following the extinction of the ICMS value added tax within the taxable amount for calculation of those taxes, in amount of R$2,963, as described in Note 9 (a). Until December 2022, a total of R$3,225, has been reimbursed to clients (R$1,583 in 2021).

Complementary to the liabilities for the portion of the tax credits corresponding to the period of the last 10 years, in June 2022 CEMIG D posted the updated amount of R$624 arising from ratification of the Annual Tariff Adjustment of 2022, which took into account the effects of Draft Law 1,280/22, converted into Law 14,385/22. The balance posted is net of PIS/Pasep and Cofins taxes on the finance income arising from monetary updating of the amounts in question.

That law specifies that integral of the amounts arising from tax charged in excess (arising from the ruling that PIS, Pasep and Cofins taxes could not be charged on amounts of ICMS tax included within energy bills) should be reimbursed to customers. As a consequence, the updated amount of R$1,479 was posted for the integral reimbursement of the tax credit to customers, for the amount in excess of the amount that had been included in the 2022 Annual Tariff Adjustment relating to the period as from the 11th year, backdated to the date of the final judgment against which there was no further appeal. The Company’s management, together with its legal advisers, is assessing any future actions related to this matter.

The Company started the reimbursement of the amounts to its customers, as follows:

•	On August 18, 2020, ANEEL ratified the inclusion into the tariff adjustment for 2020 of a negative financial component of R$714, in effect from August 19, 2020 to May 27, 2021 - this corresponds to the release of the escrow funds following final judgment in Company’s favor against which there is no further appeal.
•	On May 25, 2021, ANEEL ratified incorporation into the 2021 tariff adjustment, in effect from May 28, 2021, to May 27, 2022, of the negative financial component of R$1,573, corresponding to the total amount of the credits offset and received when the escrow deposit was released.
•	On June 22, 2022, ANEEL ratified incorporation into the 2022 tariff adjustment, in effect from June 22, 2022, to May 27, 2023, of a negative financial component of R$2,811, corresponding to the reimbursements of the PIS/Pasep and Cofins taxes. There are more details on the credits in Note 8a to this interim financial information. See Note 13.4 for more information on the CEMIG D tariff adjustment.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-84

CONTENTS

The subsidiary Gasmig recognized the liability corresponding to the amounts to be refunded to its customers, based on 10 years period, in the amount of R$176 in 2022. The 10 years period refers to the maximum amount possibly subject to restitution, to be validated after further analysis of the judicial decisions and legislation that will be issued.

22.	LOANS AND DEBENTURES

Financing source	Principal maturuty	Annual financial cost	Currency	2022			2021
				Current	Non current	Total	Total
Foreign currency
Eurobonds (1)	2024	9.25%	U$$	30	3,945	3,975	5,623
(-) Transaction costs				-	(6)	(6)	(8)
(±) Interest paid in advance (2)				-	(9)	(9)	(14)
Debt in foreign currency				30	3,930	3,960	5,601
BRAZILIAN CURRENCY
Eletrobrás (3)	2023	UFIR + 6.00% at 8.00%	R$	2	-	2	6
Sonda (4)	2022	110.00% of CDI	R$	-	-	-	52
Debt in Brazilian currency				2	-	2	58
Total of loans				32	3,930	3,962	5,659
Debentures - 3rd Issue - 3rd Series (5)	2022	IPCA + 6.20%	R$	-	-	-	428
Debentures - 3rd Issue - 3rd Series (3)(7)	2025	IPCA + 5.10%	R$	330	583	913	1,147
Debentures - 7th Issue - 1st Series (3)(7)	2024	CDI + 0.45%	R$	545	271	816	1,356
Debentures - 7th Issue - 2nd Series (3)(7)	2026	IPCA + 4.10%	R$	3	1,861	1,864	1,760
Debentures - 8th Issue - 1st Series (3)(7)	2027	CDI + 1.35%	R$	3	500	503	-
Debentures - 8th Issue - 2nd Series (3)(7)	2029	IPCA + 6.10%	R$	1	506	507	-
Debentures - 4th Issue - 1st Series (8)	2022	TJLP + 1.82%	R$	-	-	-	10
Debentures - 4th Issue - 2nd Series (8)	2022	Selic + 1.82%	R$	-	-	-	4
Debentures - 4th Issue - 3rd Series (8)	2022	TJLP + 1.82%	R$	-	-	-	11
Debentures - 4th Issue - 4th Series (8)	2022	Selic + 1.82%	R$	-	-	-	5
Debentures - 7th Issue - Single Series (8)	2023	CDI + 1.50%	R$	20	-	20	40
Debentures - 8th Issue - Single Series (8)	2031	IPCA + 5.27%	R$	20	1,024	1,044	987
Debentures - 9th Issue - 1st Series (6)	2027	CDI + 1.33%	R$	3	700	703	-
Debentures - 9th Issue - 2nd Series (6)	2029	IPCA + 7.63%	R$	1	302	302	-
(-) Discount on the issuance of debentures (6)				-	(12)	(12)	(15)
(-) Transaction costs				(3)	(39)	(42)	(28)
Total, debentures				923	5,696	6,618	5,705
Total				955	9,626	10,580	11,364

(1)	In December 2022, CEMIG GT performed the partial repurchase of debt securities in the foreign market (Eurobonds) of its issue, in the principal amount of U$244 million (U$500 million in August 2021). More details of this operation are presented in this Note;
(2)	Anticipation of funds to achieve the rate of return to maturity (Yield to Maturity) agreed in the Eurobonds contract;
(3)	Debentures issued by CEMIG Distribuição;
(4)	In December 2022, the Company concluded the sale of all its interest in the capital stock of Ativas Data Center S.A. to Sonda Procwork Informática Ltda. For further details of this operation see Note 32;
(5)	In February 2022 CEMIG GT settled the debenture - 3rd Issue - 3rd Series;
(6)	In December 2022 CEMIG GT settled the 9th issue of simple debentures. More details of this operation are given in this Note;
(7)	Simple debentures, not convertible into shares, registered and book-entry, and there are no renegotiation clauses;
(8)	Gasmig. The proceeds from the 8th debenture issue, concluded by Gasmig on September 10, 2020, in the amount of R$850,000, were used to redeem the promissory notes issued on September 26, 2019, with a term of 12 months, whose proceeds were fully allocated to the payment of the concession bonus of the gas distribution concession contract;

ANNUAL REPORT AND FORM 20-F | 2022	Page F-85

CONTENTS

The debentures issued by the subsidiaries are non-convertible, there are no agreements for renegotiation, nor debentures held in treasury.

Partial repurchase of Eurobonds - Tender Offer

On November 28, 2022, the second stage of CEMIG GT's cash tender offer (‘Tender Offer’) for debt securities in the foreign market of its issue, maturing in 2024, bearing interest at 9.25% per annum, in the principal amount of up to US$250 million, was initiated.

The figures below represents the Tender Offer accepted by investors on the liquidation of the Eurobond and the liquidation of the related derivative financial instruments:

	%	US$	R$
Principal Amount	100.00	244	1,297
Premium to the market price + Tender	3.08	8	40
Discount	0.02	-	-
Accrued interests	0.41	1	5
Financial settlement total		253	1,342

IOF (‘financial operations tax’) levied on premium	0.02	-	-
Income tax on premium	0.54	1	7
Income tax on accrued interests	0.07	-	1
Financial settlement income tax on accrued interests		1	8

Total of payments		254	1,350

Partial disposal of hedge		-	(192)
NDF positive adjustment (*)		-	(32)
Total		254	1,126

(i)	It relates to the second phase of the Tender Offer expired on December 23, 2022. A total of US$244 million was subject to acceptance by investors, of which US$241 thousand were settled in advance on December 21, 2022, considering the acceptances made by investors up to December 9, 2022 (Early Tender). The remaining amount of US$3 thousand was accepted by investors after the Early Tender. Holders of Notes that validated their Notes by the Early Tender Offering Time were eligible to receive $1 for every $1 of principal amount. For holders who validated their Notes after the First Tender Offer Time, but still within the expiration date, were eligible to receive $0,981 for each $1 principal amount;
(ii)	Holders of Notes that were validly tendered and accepted for purchase also received accrued and unpaid interest from, and including, the last interest payment date through, but not including, the initial settlement date, which occurred on December 21, 2022 and final which occurred on December 28, 2022, respectively;
(iii)	Difference between the dollar PTAX on the purchase date (R$5.2040) and the financial instrument - NDF, protecting against foreign exchange, with the dollar purchase cap of R$5.3183.

Funding raised

On December 22, 2022, CEMIG GT concluded the 9th issuance of simple debentures, not convertible into shares, unsecured, with additional fiduciary guarantee, in two series, in the total amount of R$1,000, which were object of a public distribution offer, with restricted distribution efforts, pursuant to the CVM regulation.

The following were placed in this restricted offering:

i.	1st series: 700 thousand Debentures, totaling R$700, earning CDI + 1.33%, maturing in 5 years, whose resources will be allocated to the Company's cash replenishment; and
ii.	2nd series: 300 thousand Debentures, in the amount of R$300, at the remuneration rate of IPCA + 7.6245%, maturing in 7 years, whose resources will be allocated to the reimbursement of expenses related to renewable energy generation and energy efficiency projects considered to be a priority for the purposes of Law 12,431/2011 and its amendments, and also considering the allocation to such projects, the Second Series Debentures are characterized as ‘green debentures’.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-86

CONTENTS

Additionally, it should be noted that the credit risk rating agency Fitch Ratings has assigned a AA+(bra) rating to the Issue.

Company	Entry Date	Due Date Principal	Financial charges	Value
BRAZILIAN CURRENCY
Debentures - 9th Issue - 1st Series	December 2022	2027	CDI + 1.33%	700
Debentures - 9th Issue - 2nd Series	December 2022	2029	IPCA + 7.6245%	300
(-) Transaction costs				(6)
Total				994

On June 29, 2022, CEMIG D completed the 8th issuance of non-convertible debentures, with surety guarantee, in two Series, for a total of R$1,000, which were the subject of a public offering for distribution, with limited efforts, in accordance with CVM regulations.

The following were placed in this restricted offering:

i.	1st Series: 500 Debentures, with total amount of R$500, remuneration at the CDI Rate + 1.35%, and maturity at five years, the proceeds to be allocated to strengthening the Company’s cash position; and
ii.	2nd Series: 500 Debentures, with total amount of R$500, remuneration at the CDI Rate + 6.10%, and maturity at seven years, the proceeds to be allocated to expenditure on the project to expand electricity distribution, as detailed in the issue documents of the Debentures.

Company	Entry Date	Due Date Principal	Annual Financial Charges	Value
			anuais
Brazilian currency
Debentures - 8th Issue - 1st Series	June of 2022	2027	CDI + 1.35%	500
Debentures - 8th Issue - 2nd Series	June of 2022	2029	6.10% do IPCA	500
(-) Transaction costs				(12)
(-) Discount (1)				-
Total				988

(1)	Discount on the issue of debentures referring to the 2nd series of debentures.

Guarantees

The guarantees of the debt balance on loans and debentures, on December 31, 2022, were as follows:

2022
Promissory notes and Sureties	4,871
Guarantee and Receivables	2,663
Receivables	1,998
Shares	2
Unsecured	1,046
Total	10,580

The composition of loans and debentures, by currency and index, with the respective amortization, is as follows:

	2023	2024	2025	2026	2027	2028 onwards	Total
Currency
US dollar	30	3,945	-	-	-	-	3,975
Total, currency denominated	30	3,945	-	-	-	-	3,975
Index
IPCA (1)	355	399	1,336	1,051	126	1,362	4,630
UFIR/RGR (2)	2	-	-	-	-	-	2
CDI (3)	571	270	233	233	733	-	2,041
Total by index	928	669	1,569	1,284	860	1,362	6,673

ANNUAL REPORT AND FORM 20-F | 2022	Page F-87

CONTENTS

	2023	2024	2025	2026	2027	2028 onwards	Total
(-) Transaction costs	(3)	(8)	(5)	(5)	(5)	(21)	(47)
(±) Interest paid in advance	-	(9)	-	-	-	-	(9)
(-) Discount	-	-	(6)	(6)	-	-	(12)
Overall total	955	4,597	1,559	1,273	855	1,341	10,580

(1)	Expanded National Customer Price (IPCA) Index.
(2)	Fiscal Reference Unit (Ufir / RGR).
(3)	CDI: Interbank Rate for Certificates of Deposit.
(4)	Interest rate reference unit (URTJ) / Long-Term Interest Rate (TJLP)

The US dollar and index used for monetary updating of Loans had the following variations:

Currency	Accumulated change on 2022 (%)	Accumulated change on 2021 (%)	Indexer	Accumulated change on 2022 (%)	Accumulated change on 2021 (%)
US dollar	(6.50)	7.39	IPCA	5.79	10.06
			CDI	12.39	4.39
			TJLP	35.34	16.92

The changes in loans and debentures are as follows:

Balance on December 31, 2019	14,777
Liabilities arising from business combination	10
Initial balance for consolidation purposes	14,787
Loans obtained	850
Transaction costs	(24)
Monetary variation	187
Exchange rate variation	1,742
Financial charges provisioned	1,211
Amortization of transaction cost	15
Financial charges paid	(1,212)
Amortization of financing	(2,531)
Reclassification to ‘Other obligations’	(8)
Subtotal	15,017
FIC Pampulha: Marketable securities of subsidiary companies	3
Balance on December 31, 2020	15,020
Liabilities arising from business combination (1)	13
Monetary variation	331
Exchange rate variation	353
Financial charges provisioned	1,162
Discount and premium on repurchase of debt securities (Eurobonds)	491
Amortization of transaction cost	20
Financial charges paid	(1,589)
Amortization of financing	(4,437)
Balance on December 31, 2021	11,364
Borrowings	2,000
Transaction costs	(18)
Net borrowings	1,981
Monetary variation	167
Exchange variation	(338)
Accrued financial charges	975
Premium on repurchase of debt securities (Eurobonds)	47
Amortization of transaction cost	7
Financial charges paid	(1,010)
Amortization of financing	(2,613)
Balance on December 31, 2022	10,580

ANNUAL REPORT AND FORM 20-F | 2022	Page F-88

CONTENTS

Borrowing costs, capitalized

Borrowing costs directly related to the acquisition, construction or production of an asset that necessarily requires substantial time to be completed for its intended use or sale are capitalized as part of the cost of the corresponding asset. All other borrowing costs are expensed in the period in which they are incurred. Borrowing costs comprise interest and other costs incurred by the Company related to Loans and debentures.

The subsidiaries CEMIG D and Gasmig considered the costs of loans and debentures linked to construction in progress as construction costs of intangible and concession contract assets, as follows:

	2022	2021	2020
Costs of loans and debentures	975	1,162	1,211
Financing costs on intangible assets and contract assets (1)	(47)	(15)	(33)
Net effect in income or loss	928	1,147	1,178

(1)	The average capitalization rate p.a. on December 31, 2022 was 11.36% (9.44% on December 31, 2021).

The amounts of the capitalized borrowing costs have been excluded from the statement of cash flows, in the additions to cash flow of investment activities, as they do not represent an outflow of cash for acquisition of the related asset.

Restrictive covenants

There are early maturity clauses for cross-default in the event of non-payment by CEMIG GT or by the Company, of any pecuniary obligation with individual or aggregate value greater than R$50 (‘cross default’).

The Company has contracts with financial covenants as follows:

Title - Security	Covenant	Ratio required - Issuer	Ratio required CEMIG (guarantor)	Compliance required
Eurobonds CEMIG GT (1)	Net debt / Adjusted Ebitda for the Covenant (3)	2.5 or less	3.0 or less	Semi-annual and annual
7th and 8th Debentures Issuance CEMIG D	Net debt / Adjusted Ebitda	3.5 or less	3.0 or less	Semi-annual and annual
Gasmig Debentures (2)	General indebtedness (Total liabilities/Total assets)	Less than 0.6	-	Annual
	Ebitda / Debt servicing	1.3 or more	-	Annual
	Ebitda / Net finance results	2.5 or more	-	Annual
	Net debt / Ebitda	The following or less: 2.5	-	Annual
8th Debentures Issuance Gasmig Single series (3)	Ebitda/Debt servicing	1.3 or more	-	Annual
	Net debt/EBITDA	3.0 or less	-	Annual
9th Debenture Issue CEMIG GT 1st and 2nd Series (4)	Net debt / Adjusted Ebitda	3.5 or less	3.0 from Dec. 31st, 2022 to Jun. 30th, 2026 and, 3.5 from Dec. 31st, 2026 onwards	Semi-annual and annual

(1)	Adjusted Ebtida corresponds to earnings before interest, income taxes and social contribution on net income, depreciation and amortization, calculated in accordance with CVM Resolution 156, dated June 23, 2022, from which non-operating income, any credits and non-cash gains that increase net income are subtracted, to the extent that they are non-recurring, and any cash payments made on a consolidated basis during such period in respect of non-cash charges that were added back in the determination of Ebtida in any prior period, and increased by non-cash expenses and non-cash charges, to the extent that they are non-recurring.
(2)	If Gasmig is unable to achieve the required index, it will, within 120 days from the date of written notice from BNDESPAR or BNDES, provide guarantees acceptable to the debenture holders for the total amount of the debt, in compliance with the rules of the National Monetary Council, unless the required indexes are reestablished within that period. Certain contractually foreseen situations may cause early maturity of other debts (cross default).
(3)	Non-compliance with financial covenants implies non-automatic early maturity. If early maturity is declared by the debenture holders, Gasmig must make the payment upon receipt of the notification.
(4)	Non-compliance with financial covenants implies early maturity resulting in the immediate enforceability of payment by CEMIG GT of the Unit Nominal Value or Updated Unit Nominal Value of the Debentures, as the case may be, plus remuneration, in addition to the other charges due, regardless of judicial or extrajudicial notice, notification or interpellation.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-89

CONTENTS

Management monitors these indexes, so that the conditions are satisfied.

The information on the derivative financial instruments (swaps) contracted to hedge the debt servicing of the Eurobonds (principal, in foreign currency, plus interest), and the Company’s exposure to interest rate risks, are disclosed in Note 31.

23.	REGULATORY CHARGES

	2022	2021
Liabilities
Global Reversion Reserve (RGR)	28	28
Energy Development Account (CDE)	127	110
Grantor inspection fee - ANEEL	3	3
Energy Efficiency Program	221	237
Research and development (R&D)	126	112
Energy System Expansion Research	4	4
National Scientific and Technological Development Fund	8	9
Proinfa - Alternative Energy Program	10	17
Royalties for use of water resources	10	5
Emergency capacity charge	26	26
Customer charges - Tariff flags	0	252
CDE on R&D (1)	3	3
CDE on EEP	4	5
Others	5	5
Liability	575	816

Current liabilities	510	611
Non-current liabilities	65	205

24.	POST-EMPLOYMENT OBLIGATIONS

Forluz Pension plan (a Supplementary retirement pension plan)

CEMIG and its subsidiaries are sponsors of Forluz - Forluminas Social Security Foundation, a non-profit legal entity whose object is to provide its associates and participants and their dependents with a finance income to complement retirement and pension, in accordance with the pension plan that they are subscribed in.

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

Funded Benefit Plan (‘Plan A’): This plan includes all currently employed and assisted participants who opted to migrate from the Company’s previously sponsored defined benefit plan and are entitled to a benefit proportional to those balances. For participants who are still working, this benefit has been deferred to the retirement date. The benefit balances of Plan A have the characteristic of lifetime payment, and the responsibility for the risk of insufficiency of reserves to cover the benefits (deficits) is exclusively that of the sponsors.

In addition to the Forluz pension plans, CEMIG, CEMIG GT and CEMIG D , contribute to a health and a dental plan for the active employees, retired employees and dependents, administered by CEMIG Saúde.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-90

CONTENTS

Life insurance

Until the end of the Collective Agreement in effect until October 2021, the Company made available coverage of 50% of the life insurance policy cost, with certain specific characteristics for retirees.

However, as a result of the amendment in the Collective Work Agreement for 2021-2023, in relation to offer and payment of life insurance for the employees and former employees, the Company understood that the post-retirement benefit in question had been canceled in its entirety, and as a result wrote off the balance of the obligation, remeasured using the revised actuarial assumptions, recognized in the Statement of income and Shareholders’ equity, in the amounts of R$ 415 and R$ 59.

On February 2, 2022 the Association of Retired Energy Workers and Pension Holders of CEMIG and its Subsidiaries (Associação dos Eletricitários Aposentados e Pensionistas da CEMIG e Subsidiárias - AEA/MG) filed an injunction ordering the Company to comply with and maintain in full the same terms relating to coverage of the life insurance premium as were previously practiced. However, on February 11, 2022, the Regional Employment Law Appeal Court of the 3rd Region refused this application, on the grounds that this had been validly decided in the collective agreement.

Actuarial obligations and recognition in the financial statements

On this Note the Company discloses its obligations and expenses incurred for purposes of the Retirement Plan, Health Plan, Dental Plan and the Life Insurance Plan in accordance with the terms of IAS 19 - Employee Benefits, and the independent actuarial opinion issued as of December 31, 2022.

Agreement to cover the deficit on Forluz Pension Plan ‘A’

Forluz and the sponsors CEMIG, CEMIG GT and CEMIG D have signed a Debt Assumption Instrument to cover the deficit of Plan A for the years of 2015, 2016 and 2017. On September 30, 2022 the total amount payable by CEMIG and its subsidiaries as a result of the Plan A deficits was R$547 (R$539 on December 31, 2021 referring to the Plan A deficits of 2015, 2016 and 2017).

The monthly amortizations, calculated by the constant installments system (Price Table), will be paid up to 2031 for the 2015 and 2016 deficits, in the amount of R$364, and up to 2033 for the 2017 deficit, in the amount of R$184. Remuneratory interest applicable to the outstanding balance is 6% p.y., plus the effect of the IPCA. If the plan reaches actuarial surplus before the full period of amortization of the debt, the Company will not be required to pay the remaining installments and the contract will be extinguished.

Restricted deposits made to Forluz

Resolution of the 2019 deficit

In December 2020, in accordance with the applicable legislation, Forluz proposed to CEMIG a new Debt Assumption Instrument to be signed, if approved, by Forluz, CEMIG, CEMIG GT and CEMIG D, in accordance with the plan to cover the deficit of Plan A, which occurred in 2019. The total amount to be paid by the Company to cover the deficit, without considering joint contribution, is R$160, through 166 monthly installments. The remuneration interest rate over the outstanding balance is 6% per year, plus the effect of the IPCA. If the plan reaches actuarial balance before the full period of amortization of the debt, the Company will not be required to pay the remaining installments and the contract will be extinguished.

The Company recognized the legal obligation in relation to the deficit of Plan A corresponding to 50% of the minimum amount, and, thus, obeying the contribution parity rule, made payments in the amount of R$17 in consignment (R$7 on December 31, 2021), to remain at the disposal of Forluz to be redeemed at an account with an official bank. Due to the refusal by Forluz to receive this amount, on May 26, 2021 the Company proposed an Action of Consignment in Payment, which is in its initial pleading phase.

Due to the Debt Assumption Instrument not being signed for coverage of the minimum amount proposed in the plan for solution of the Plan A actuarial deficit for 2019, and the refusal of the payments in consignment made by the Company, on April 27, 2021 Forluz filed legal action against sponsors CEMIG, CEMIG GT and CEMIG D, applying for approval and confirmation of the request to ensure compliance with the contracting of the debt for coverage of the deficit of Plan A, in the amount of R$160, for the 2019 fiscal year.

In May 2022 the first instance of the Employment Law Appeal Court of Minas Gerais gave a decision in favor of Forluz, and against the Company’s requests - but in this dispute appeal lies to hire instances. As a result, the Company, based on the assessments of its specialists, has opted to maintain its assessment of the chances of loss in the action as ‘possible’.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-91

CONTENTS

Resolution of the 2020 deficit

On March 31, 2022, in view of the divergences mentioned in the previous item, payment in consignation of the 2020 deficit of Plan A has begun, with deposit of the first tranche, limited to 50% of the amounts specified in the Plan proposed by Forluz, in obedience to the constitutional rule of parity of contribution. Forluz appealed, exercising its procedural right, on April 18, 2022. The amount deposited by the Company, on December 31, 2022, was R$11, which will be held in escrow, available to Forluz, by an official bank.

The total amount to be paid by the Company arising from the deficit ascertained in Plan A, without considering parity, is R$252, in 158 monthly payments, with remuneratory interest of 6% per year on the outstanding balance, plus inflation as measured by the IPCA-IBGE (Expanded National Consumer Price index). If the plan reaches actuarial balance before the full period of amortization of the contract, the Company is dispensed from payment of the remaining installments and the contract is extinguished.

Debt with the pension fund (Forluz)

On December 31, 2022, the Company recognized an obligation for past actuarial deficits relating to the pension fund in the amount of R$251 on December 31, 2022 (R$385 on December 31, 2021). This amount has been recognized as an obligation payable by CEMIG and its subsidiaries, and will be amortized until June of 2024, through monthly installments calculated by the system of constant installments (known as the ‘Price’ table) and adjusted by the IPCA (Expanded National Customer Price) inflation index (published by the Brazilian Geography and Statistics Institute - IBGE) plus 6% per year. The Company is required to pay this debt even if Forluz has a surplus, thus, the Company maintain recorded the debt in full, and record the effects of monetary updating and interest in finance income (expenses) in the statement of income.

Actuarial information

2022	Pension plans and retirement supplement plans	Health plan	Dental plan	Total
Present value of obligations	11,404	3,314	60	14,778
Fair value of plan assets	(9,198)	-	-	(9,198)
Initial net liabilities	2,206	3,314	60	5,580
Adjustment to asset ceiling	112	-	-	112
Net liabilities in the statement of financial position	2,318	3,314	60	5,692

2021	Pension plans and retirement supplement plans	Health plan	Dental plan	Total
Present value of obligations	12,026	3,469	66	15,561
Fair value of plan assets	(9,378)	-	-	(9,378)
Initial net liabilities	2,648	3,469	66	6,183
Adjustment to asset ceiling	22	-	-	22
Net liabilities in the statement of financial position	2,670	3,469	66	6,205

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

ANNUAL REPORT AND FORM 20-F | 2022	Page F-92

CONTENTS

The changes in the present value of the defined benefit obligation are as follows:

	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Defined-benefit obligation on December 31, 2019	13,285	3,102	61	574	17,022
Cost of current service	1	21	1	3	26
Interest on actuarial obligation	887	215	4	41	1,147
Actuarial losses (gains):
Due to changes in demographic assumptions	135	395	4	-	534
Due to changes in financial assumptions	(375)	(152)	(4)	(34)	(565)
Due to adjustments based on experience	289	(119)	1	(23)	148
Due to changes and adjustments	49	124	1	(57)	117
Benefits paid	(914)	(143)	(3)	(10)	(1,070)
Defined-benefit obligation on December 31, 2020	13,308	3,319	64	551	17,242
Cost of current service	2	21	1	3	27
Past service cost (1)	-	-	-	(415)	(415)
Interest on actuarial obligation	883	232	5	39	1,159
Actuarial losses (gains):
Due to changes in demographic assumptions	378	122	1	(15)	486
Due to changes in financial assumptions	(2,393)	(252)	(5)	(127)	(2,777)
Due to adjustments based on experience	828	200	3	(26)	1,005
Due to changes and adjustments	(1,187)	70	(1)	(168)	(1,286)
Benefits paid	(980)	(173)	(3)	(10)	(1,166)
Defined-benefit obligation on December 31, 2021	12,026	3,469	66	-	15,561
Cost of current service	2	16	-	-	18
Past service cost (1)	(4)	-	-	-	(4)
Actuarial losses (gains):	1,224	361	7	-	1,592
Actuarial losses (gains):
Due to changes in demographic assumptions	(7)	(1)	-	-	(8)
Due to changes in financial assumptions	(857)	(305)	(6)	-	(1,168)
Due to adjustments based on experience	106	(20)	(3)	-	83
Due to changes and adjustments	(758)	(326)	(9)	-	(1,093)
Benefits paid	(1,086)	(206)	(4)	-	(1,296)
Defined-benefit obligation on December 31, 2022	11,404	3,314	60	-	14,778

(1)	Due to the alterations made in the Collective Work Agreement for 2021-23, for offer and payment of life insurance for the employees and former employees, the Company understood that the post-retirement benefit in question had been entirely canceled, and as a result wrote down the balance of the obligation, remeasured using the revised actuarial assumptions.
(2)	Relating to the changes in the conditions of Plan B for requesting the Enhancement of Retirement for Length of Contribution, Special or Age - MAT (Melhoria de Aposentadoria por Tempo de Contribuição, Especial ou or Idade).

ANNUAL REPORT AND FORM 20-F | 2022	Page F-93

CONTENTS

Changes in the fair values of the plan assets are as follows:

Pension plans and retirement supplement plans
Fair value of the plan assets on December 31, 2019	10,366
Return on investments	757
Contributions from employer	211
Benefits paid	(914)
Fair value of the plan assets on December 31, 2020	10,420
Return on investments	(298)
Contributions from employer	236
Benefits paid	(980)
Fair value of the plan assets on December 31, 2021	9,378
Return on investments	633
Contributions from employer	272
Benefits paid	(1,085)
Fair value of the plan assets on December 31, 2022	9,198

Changes in net liabilities were as follows:

	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Net liabilities at December 31, 2019	2,972	3,102	61	574	6,709
Expense recognized in Statement of income	206	236	5	44	491
Contributions paid	(211)	(143)	(3)	(10)	(367)
Actuarial losses (gains)	(58)	124	1	(57)	10
Net liabilities at December 31, 2020	2,909	3,319	64	551	6,843
Expense recognized in Statement of income	200	253	6	42	501
Past service cost	-	-	-	(415)	(415)
Contributions paid	(236)	(173)	(3)	(10)	(422)
Actuarial losses (gains)	(203)	70	(1)	(168)	(302)
Net liabilities at December 31, 2021	2,670	3,469	66	-	6,205
Expense recognized in Statement of income	285	378	7	-	670
Past service cost	(4)	-	-	-	(4)
Contributions paid	(272)	(206)	(4)	-	(482)
Actuarial losses (gains)	(361)	(327)	(8)	-	(696)
Net liabilities at December 31, 2022	2,318	3,314	61	-	5,692

				2022	2021
Current liabilities				388	347
Non-current liabilities				5,304	5,858

Amounts recorded as current liabilities refer to contributions to be made by CEMIG and its subsidiaries in the next 12 months for the amortization of the actuarial liabilities.

The amounts reported as ‘Expense recognized in the Statement of income’ refer to the costs of post-employment obligations, that include the past service cost arising from the cancellation of the post-retirement life insurance obligation, totaling R$626 (R$16 on December 31, 2021), plus the finance expenses and monetary updating on the debt with Forluz, in the amounts of R$40 (R$70 on December 31, 2021).

ANNUAL REPORT AND FORM 20-F | 2022	Page F-94

CONTENTS

The amounts recognized in 2022, 2021 and 2020 statement of income are as follows:

2022	Pension plans and retirement supplement plans	Health plan	Dental plan	Total
Current service cost	2	16	-	18
Past service cost	(4)	-	-	(4)
Interest on the actuarial obligation	1,224	361	7	1,592
Expected return on the assets of the Plan	(941)	-	-	(941)
Expense in 2022	281	377	7	665

2021	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Current service cost	2	21	1	3	27
Past service cost (1)	-	-	-	(415)	(415)
Interest on the actuarial obligation	883	232	5	39	1,159
Expected return on the assets of the Plan	(685)	-	-	-	(685)
Expense in 2021	200	253	6	(373)	86

2020	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Current service cost	1	21	1	3	26
Interest on the actuarial obligation	887	215	4	41	1,147
Expected return on the assets of the Plan	(682)	-	-	-	(682)
Expense in 2020	206	236	5	44	491

The independent actuary’s estimation for the expense to be recognized for 2023 is as follows:

	Pension plans and retirement supplement plans	Health plan	Dental plan	Total
Current service cost	-	14	-	14
Interest on the actuarial obligation	1,276	379	7	1,662
Expected return on the assets of the Plan	(1,004)	-	-	(1,004)
Estimated total expense in 2023 as per actuarial report	272	393	7	672

The expectation for payment of benefits for 2023 is as follows:

	Pension plans and retirement supplement plans - Forluz	Health plan	Dental plan	Total
Estimated payment of benefits	1,119	220	4	1,343

The Company CEMIG GT and CEMIG D have expectation of making contributions to the pension plan in 2023 of R$246 for amortization of the deficit of Plan A, and R$86 for the Defined Contribution Plan (recorded directly in the Statement of income for the year).

ANNUAL REPORT AND FORM 20-F | 2022	Page F-95

CONTENTS

Below is a sensitivity analysis of the liabilities effect of changes in the main actuarial assumptions used to determine the defined-benefit obligation on December 31, 2022:

Effects on the defined-benefit obligation	Pension plans and retirement supplement plans	Health plan	Dental plan	Total
Reduction of one year in the mortality table	247	53	1	301
Increase of one year in the mortality table	(251)	(54)	(1)	(306)
Reduction of 1% in the discount rate	982	418	7	1,407

In the presentation of the sensitivity analysis, the present value of the defined-benefit obligation was calculated using the Projected Unit Credit method, the same method used to calculate the defined-benefit obligation recognized in the Statement of financial position.

The average maturity periods of the obligations of the benefit plans, in years, are as follows:

Pension plans and retirement supplement plans		Health plan	Dental plan
Plan A	Plan B
873	10.83	12.79	12.37

The main categories plan’s assets, as a percentage of total plan’s assets are as follows:

	2022	2021
Shares	6.45%	7.77%
Fixed income securities	76.89%	73.95%
Real estate property	4.89%	5.04%
Others	11.77%	13.24%
Total	100.00%	100.00%

The following assets measured at fair value, are related to the Company and are not considered plan assets. According to the requirement of the standards, the amount are presented for information purpose:

	2022	2021
Non-convertible debentures issued by the Company	137	302
Shares issued by the Company	3	277
Real estate properties of the Foundation, occupied by the Company	270	-
	410	579

ANNUAL REPORT AND FORM 20-F | 2022	Page F-96

CONTENTS

This table provides the main actuarial assumptions:

	2022		2021
	Pension plans and retirement supplement plans	Health plan and Dental plan	Pension plans and retirement supplement plans	Health plan and Dental plan	Life insurance
Annual discount rate for present value of the actuarial obligation	11.73%	11.83%	10.60%	10.75%	10.73%
Annual expected return on plan assets	11.73%	Not applicable	10.60%	Not applicable	Not applicable
Long-term annual inflation rate	5.31%	5.31%	5.03%	5.03%	5.03%
Estimated future annual salary increases	5.31%	Not applicable	5.03%	Not applicable	6.29%
General mortality table	AT-2000 S10% by sex	AT-2000 M&F S10% D20%	AT-2000 S10% by sex	AT-2000 M&F S10% D20%	AT-2000 M&F S10% D20%
Disability table	Not applicable	Álvaro Vindas increase of 30%	Not applicable	Tasa 1927 increase of 100%	Tasa 1927 increase of 100%
Disabled mortality table	AT-83 IAM Male	MI-85 Female	AT-83 IAM Male	MI-85 Female	MI-85 Female
Real growth of contributions above inflation	-	1%	-	1%	-

	2020
	Pension plans and retirement supplement plans	Health plan and Dental plan	Life insurance
Annual discount rate for present value of the actuarial obligation	6.83%	7.14%	7.25%
Annual expected return on plan assets	6.83%	Not applicable	Not applicable
Long-term annual inflation rate	3.32%	3.32%	3.32%
Estimated future annual salary increases	3.32%	Not applicable	4.56%
General mortality table	AT-2000 M S10% D10%	AT-2000 M S10% D20%	AT-2000 M S10% D20%
Disability table	Not applicable	Álvaro Vindas D30%	Álvaro Vindas D30%
Disabled mortality table	AT-49 M	MI-85 F	MI-85 F
Real growth of contributions above inflation (1)	-	1%	-

The Company has not made changes in the methods used to calculate its post-employment obligations for the years ended December 31, 2022 and 2021.

Accounting policy

In the case of retirement obligations, the liability recognized in the balance sheet with respect to defined benefit pension plans is the greater of the debt agreed with the foundation for amortization of actuarial obligations and the present value of the actuarial obligation, calculated by means of an actuarial report, less the fair value of the plan's assets. The actuarial valuation involves the use of assumptions about discount rates, expected rates of return on assets, future salary increases, mortality rates, and future increases in retirement and pension benefits. All assumptions are reviewed at each base date.

Expenses related to the debt agreed upon with the pension trust fund were recorded in finance income (expenses), because they represent financial interest and inflation adjustment. Other expenses related to the pension fund were recorded as operating expenses.

Actuarial gains and losses arising as a result of changes in actuarial assumptions are recognized in other comprehensive income and shall not be reclassified to statement of income in a subsequent period.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-97

CONTENTS

The past service cost, due change or withdrawal of the defined benefit plan, and the gain or loss on settlement of obligations, are determined by remeasurement of the net present value of the obligation, using the revised actuarial assumptions, and is recognized directly in the Statement of income for the year in which the change, withdrawal or settlement is made.

25.	PROVISIONS

Company and its subsidiaries are involved in certain legal and administrative proceedings at various courts and government bodies, arising in the normal course of business, regarding employment-law, civil, tax, environmental and regulatory matters, and other issues.

Company and its subsidiaries recorded provisions for contingencies in relation to the legal actions in which, based on the assessment of the Company’s management and its legal advisors, the chances of loss are assessed as ‘probable’ (i.e. an outflow of funds to settle the obligation will be necessary), as follows:

	2021	Additions	Reversals	Settled	2022
Labor	404	124	(26)	(87)	415
Civil	-	-	-	-
Customer relations	33	44	-	(35)	42
Other civil actions	38	14	(3)	(13)	36
	71	58	(3)	(48)	78

Tax	1,295	332	(150)	(3)	1,474
Regulatory	48	12	(5)	(7)	48
Others	71	57	(57)	(57)	14
Total	1,889	583	(241)	(202)	2,029

	2020	Additions	Reversals	Settled	2021
Labor	427	81	(46)	(58)	404
Civil
Customer relations	23	36	-	(26)	33
Other civil actions	32	19	(1)	(12)	38
	55	55	(1)	(38)	71
Tax	1,294	91	(89)	(1)	1,295
Regulatory	52	7	(8)	(3)	48
Others	64	23	(3)	(13)	71
Total	1,892	257	(147)	(113)	1,889

	2019	Additions	Reversals	Settled / Reversal (1)	Provisions arising from business combination (2)	2020
Labor	497	106	(60)	(116)	-	427
Civil
Customer relations	19	22	-	(18)	-	23
Other civil actions	18	21	-	(7)	-	32
	37	43	-	(25)	-	55
Tax	1,260	113	(38)	(41)	-	1,294
Regulatory	36	16	-	-	-	52
Others	58	13	(7)	(3)	3	64
Total	1,888	291	(105)	(185)	3	1,892

ANNUAL REPORT AND FORM 20-F | 2022	Page F-98

CONTENTS

Additionally, there are lawsuits whose expected loss is considered possible, since the Company's and its subsidiaries' legal advisors assessed them as having a possible chance of success, and no provision was recorded, as follows:

Possible losses
	Consolidated
	2022	2021
Labor	1,199	1,167
Civil
Customer relations	231	149
Other civil actions	537	422
	768	571

Tax	2,149	2,114
Regulatory	2,976	2,457
Others	1,361	1,213
Total	8,453	7,522

The Company management, in view of the extended period and the Brazilian judiciary, tax and regulatory systems, believes that it is not practical to provide information that would be useful to the users of this financial statements in relation to the timing of any cash outflows, or any possibility of reimbursements.

The Company believe that any disbursements in excess of the amounts provisioned, when the respective claims are completed, will not significantly affect the Company’s result of operations or financial position.

The main provisions and contingent liabilities are provided below, with the best estimation of expected future disbursements for these contingencies:

Tax

Company and its subsidiaries are involved in numerous administrative and judicial claims actions relating to taxes, including, among other matters, subjects relating to the Urban Property Tax (Imposto sobre a Propriedade Territorial Urbana, or IPTU); the Rural Property Tax (ITR); the Tax on Donations and Legacies (ITCD); the Social Integration Program (Programa de Integração Social, or PIS); the Contribution to Finance Social Security (Contribuição para o Financiamento da Seguridade Social, or Cofins); Corporate Income tax (Imposto de Renda Pessoa Jurídica, or IRPJ); the Social Contribution (Contribuição Social sobre o Lucro Líquido, or CSLL); and motions to tax enforcement. The aggregate amount of this contingency is approximately R$276 (R$212 on December 31, 2021), of which R$23 (R$19 on December 31, 2021) has been recorded - the amount estimated as probably necessary for settlement of these disputes.

In addition to the issues above the Company is involved in various proceedings on the applicability of the IPTU Urban Land Tax to real estate properties that are in use for providing public services. The aggregate amount of the contingency is approximately R$94 (R$87 on December 31, 2021). Of this total, R$4 has been recognized (R$3 on December 31, 2021) - this being the amount estimated as probably necessary for settlement of these disputes. The Company has been successful in its efforts to have its IPTU tax liability suspended, winning judgments in favor in some cases.

Social Security contributions on income sharing payments

The Brazilian tax authority (Receita Federal) has filed administrative and court proceedings against the Company, relating to social security contributions on the payment of income sharing to its employees over the period 1999 to 2016, alleging that the Company did not comply with the requirements of Law 10,101/2000 on the argument that it did not previously establish clear and objective rules for the distribution of these amounts. In August 2019, the Regional Federal Court of the First Region published a decision against the Company on this issue. As a result the Company, based on the opinion of its legal advisers, reassessed the probability of loss from ‘possible’ to ‘probable’ for some portions paid as income-sharing amounts, maintaining the classification of the chance of loss as 'possible' for the other portions, since it believes that it has arguments on the merit for defense and/or because it believes that the amounts questioned are already within the period of limitation.

In August 2022, the Higher Tax Appeal Chamber (CSRF) of the Tax Appeals Council (CARF), changing its case law, canceled claims for Social Security contributions on amounts paid as income-sharing. The Chamber recognized that there was no change in the identity or type of the payment of these amounts, provided that they were paid to the employees after signature of the related agreement, whether or not that signature had been given after the start of the period to which the

ANNUAL REPORT AND FORM 20-F | 2022	Page F-99

CONTENTS

calculation of targets referred. Based on this decision, the Company altered its expectation for the contingency for losses related to the income-sharing payments that are still in proceedings in the administrative sphere, from ‘probable’ to ‘possible’, resulting in a reduction of R$136 in the provision. The Company continues to monitor the legal actions in progress in the judiciary, for which it has maintained the assessment of chances of loss as ‘probable’, thus maintaining the related provisioning.

The amount of the contingencies is approximately R$1,640 (R$1,433 on December 31, 2021), of which R$1,311 has been provisioned (R$1,272 on December 31, 2021), this being the estimate of the probable amount of funds to settle these disputes.

Indemnity of employees’ future benefit (the ‘Anuênio’)

In 2006 the Company paid an indemnity to its employees, totaling R$178, in exchange for rights to future payments (referred to as the Anuênio) for time of service, which would otherwise be incorporated, in the future, into salaries. The Company did not pay income tax nor Social Security contributions in relation to these amounts because it believed that amounts paid as indemnity are not taxable. However, given the possibility of dispute and to avoid risk of future penalty payments, The Company filed legal actions for recognition of the right of non-taxation on these Anuênio payments, making separate submissions and argument in relation to (a) income tax and (b) the social security contribution, in the aggregate historic amount of R$122, which is considered sufficient for payment of the lawsuit.

In the action relating to applicability of the social security contribution, a court judgment was given that impedes consideration of an appeal to the Federal Supreme Court - thus consideration by the Higher Appeal Court remains. Additionally, in October 2022, a judgment was published refusing to recognize the Special Appeal filed by the Company, reducing the chances of success in the action. As a result, the assessment of the chances of loss in this action were altered from ‘possible’ to ‘probable’, and a provision made for the amount deposited in escrow. The chances of loss in the action relating to applicability of income tax on the amounts of the anuênios, due to its current phase of procedure, have been maintained as ‘possible’. The amount of the contingency is approximately R$305 (R$290 on December 31, 2021), of which R$136 (R$129 on December 31, 2021) has been provisioned.

Lack of approval to offset tax credit

The federal tax authority did not approve the Company’s offset in corporate income tax returns, of carryforwards and undue or excess payment of federal taxes - IRPJ, CSLL, PIS/Pasep and Cofins - identified by official tax deposit receipts (‘DARFs’ and ‘DCTFs’). The Company is contesting the lack of approval of the amounts offseted. The amount of the contingency is R$164 (R$199 on December 31, 2021), of which R$1 (R$1 on December 31, 2021), has been provisioned since the relevant requirements of the National Tax Code (CTN) have been complied with. The probability of loss related to the amount not provisioned has been assessed as ‘possible’.

Social Security contributions

The Brazilian federal tax authority (Secretaria da Receita Federal, or ‘SRF’) has filed administrative proceedings related to various matters: employee income sharing; the Workers’ Food Program (Programa de Alimentação do Trabalhador, or ‘PAT’); education benefit; food benefit; Special Additional Retirement payment; overtime payments; hazardous occupation payments; matters related to Sest/Senat (transport workers’ support programs) and fines for non-compliance with accessory obligations. The Company have presented defenses and await judgment. The amount of the contingency is approximately R$125 (R$121 on December 31, 2021). Management has classified the chance of loss as ‘possible’, also taking into account assessment of the chance of loss in the judicial sphere, (the claims mentioned are in the administrative sphere), based on the evaluation of the claims and the related case law.

Income tax withheld on capital gain in a shareholding transaction

The federal tax authority issued a tax assessment against CEMIG as a jointly responsible party with its jointly controlled entity Parati S.A. Participações em Ativos de Energia Elétrica (Parati), relating to withholding income tax (Imposto de Renda Retido na Fonte, or IRRF) allegedly applicable to returns paid by reason of a capital gain in a shareholding transaction relating to the purchase by Parati, and sale, by Enlighted, at July 7, 2011, of 100.00% of the equity interests in Luce LLC (a company with head office in Delaware, USA), holder of 75.00% of the shares in the Luce Brasil equity investment fund (FIP Luce), which was indirect holder, through Luce Empreendimentos e Participações S.A., of approximately 13.03% of the total and voting shares of Light S.A. (Light). The amount of the contingency is approximately R$256 (R$239 on December 31, 2021), and the loss has been assessed as ‘possible’.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-100

CONTENTS

The social contribution tax on net income (CSLL)

The federal tax authority issued a tax assessment against the Company for the years of 2012 and 2013, alleging undue non-addition, or deduction, of amounts relating to the following items in calculating the social contribution tax on net income: (i) taxes with liability suspended; (ii) donations and sponsorship (Law 8,313/91); and (iii) fines for various alleged infringements. The amount of this contingency is R$517 (R$454 on December 31, 2021), and the probability of loss has been assessed as ‘possible’.

ICMS (local state value added tax)

From December 2019 to March 2022, the Tax Authority of Minas Gerais State issued infraction notices against the subsidiary Gasmig, in the total amount of R$357, relating to reduction of the calculation base of ICMS tax in the sale of natural gas to its customers over the period from December 1, 2014 to December 31, 2016, alleging a divergence between the form of calculation used by Gasmig and the opinion of that tax authority, The claims comprises principal amount of R$124, penalty payments of R$201 and interest of R$32.

Considering that the State of Minas Gerais, over a period of more than 25 years, has never made any allegations against the methodology of calculation by the Company, Management and Company’s legal advisors, believe that there is a defense under Article 100, III of the National Tax Code, which removes claims for penalties and interest; and that the contingency for loss related to these amounts is ‘remote’, In relation to the argument on the difference between the amount of ICMS tax calculated by Gasmig and the new interpretation by the state tax authority, the probability of loss was considered ‘possible’. On December 31, 2022, the amount of the contingency for the period relating to the rules on expiry by limitation of time is R$182 (R$140 on December 31, 2021). In July 2021, Gasmig filed a lawsuit for annulment of a tax debit, against the State of Minas Gerais, and this proceeding suspended the tax claim referred to above.

Interest on Equity

The Company filed an application for mandamus, with interim relief, requesting the right to deduct, from the basis of calculation of corporate income tax and Social Contribution tax, the expense relating to payment of Interest on Equity in 4Q20 calculated on the basis of prior periods (the first and second quarters of 2020), and for cancellation of the demand for new supposed credits of corporate income tax and the Social Contribution relating to the amount that was not paid as a result of the deduction of the said financial expense, with application of fines. The amount of the contingencies in this case is approximately R$67 (R$60 on December 31, 2021).

Reversal of credits in calculation of PIS/ Pasep and Cofins taxes

The Brazilian tax authority issued, in August 2021, two infringement notices relating to calculation of the PIS/Pasep and Cofins taxes, from August 2016 to December 2017, alleging insufficiency of payment of these contributions due to supposed undue credits deduction of the expenses on the Proinfa charge, and absence of reversal of the credits related to non-technical losses. The Company is contesting these infringement notices. The amount of the contingency is R$180 (R$162 on December 31, 2021) and the Company has classified the chances of loss as ‘possible’, due to the scarcity of case law on the subject.

Labor claims

Company and its subsidiaries are involved in various legal claims filed by its employees and by employees of service providing companies. Most of these claims relate to overtime and additional pay, severance payments, various benefits, salary adjustments and the effects of such items on a supplementary retirement plan. In addition to these actions, there are others relating, complementary additions to or re-calculation of retirement pension payments by Forluz, and salary adjustments.

The aggregate amount of the contingency is approximately R$1,613 (R$1,571 on December 31, 2021), of which R$415 (R$404 on December 31, 2021) has been recorded - the amount estimated as probably necessary for settlement of these disputes.

Customers claims

The Company is involved in various civil actions relating to indemnity for personal injury and for material damages, arising, principally, from allegations of irregularity in measurement of consumption, and claims of undue charging, in the normal

ANNUAL REPORT AND FORM 20-F | 2022	Page F-101

CONTENTS

course of business, totaling R$272 (R$181 on December 31, 2021), of which R$41 (R$32 on December 31, 2021) has been recorded - this being the probable estimate for funds needed to settle these disputes.

Other civil proceedings

The Company is involved in various civil actions claiming indemnity for personal and material damages, among others, arising from incidents occurred in the normal course of business, in the amount of R$573 (R$461 on December 31, 2021), of which R$36 (R$39 on December 31, 2021) has been recorded - the amount estimated as probably necessary for settlement of these disputes.

Regulatory

The Company is involved in numerous administrative and judicial proceedings, challenging, principally: (i) tariff charges in invoices for use of the distribution system by a self-producer; (ii) alleged violation of targets for continuity indicators in retail supply of energy; and (iii) the tariff increase made during the federal government’s economic stabilization plan referred to as the ‘Cruzado Plan’, in 1986. The aggregate amount of the contingency is approximately R$484 (R$385 on December 31, 2021), of which R$47 (R$48 on December 31, 2021) has been recorded as provision - the amount estimated as probably necessary for settlement of these disputes.

Public Lighting Contribution (CIP)

CEMIG and CEMIG D are defendants in several public civil claims (class actions) requesting nullity of the clause in the Electricity Supply Contracts for public illumination signed between the Company and the various municipalities of its concession area, and restitution by the Company of the difference representing the amounts charged in the last 20 years, in the event that the courts recognize that these amounts were unduly charged. The actions are grounded on a supposed error by CEMIG in the estimation of the period of time that was used in calculation of the consumption of energy for public illumination, funded by the Public Lighting Contribution (Contribuição para Iluminação Pública, or ‘CIP’).

The Company believes it has arguments of merit for defense in these claims, including a partial favorable decision. As a result, it has not constituted a provision for this action, the amount of which is estimated at R$1,433 (R$1,269 on December 31, 2021). The Company has assessed the probability of loss in this action as ‘possible’, due to the Customer Defense Code (Código de Defesa do Consumidor, or ‘CDC’) not being applicable, because the matter is governed by the specific regulation of the electricity sector, and because CEMIG complied with ANEEL Resolutions 414 and 456, which deal with the subject.

Accounting of energy sale transactions in the Power Trading Chamber (CCEE)

In a claim dating from August 2002, AES Sul Distribuidora challenged in the court the criteria for accounting of energy sale transactions in the wholesale energy market (Mercado Atacadista de Energia, or ‘MAE’) (predecessor of the present Power Exchange Chamber - Câmara de Comercialização de Energia Elétrica, or ‘CCEE’), during the period of rationing. It obtained a favorable interim judgment on February 2006, which ordered the grantor (ANEEL), working with the CCEE, to comply with the claim by AES Sul and recalculate the settlement of the transactions during the rationing period, not considering the grantor (ANEEL) Dispatch 288 of 2002.

This should take effect in the CCEE as from November 2008, resulting in an additional disbursement for CEMIG GT, related to the expense on purchase of energy in the spot market on the CCEE, in the approximate amount of R$507 (R$437 on December 31, 2021). On November 9, 2008 CEMIG GT obtained an interim decision in the Regional Federal Appeal Court (Tribunal Regional Federal, or TRF) suspending the obligatory nature of the requirement to pay into court the amount that would have been owed under the Special Financial Settlement made by the CCEE, CEMIG GT has classified the chance of loss as ‘possible’, since this action deals with the General Agreement for the Electricity Sector, in which the Company has the full documentation to support its arguments.

Inefficiency in provision of services

A public class action filled by the Public Attorneys’ Office of Minas Gerais state against the Company, alleging supposed inefficiency in provision of services related to the distribution of electricity to the consumers of the municipality of Rio Vermelho. The Company has presented its contestation and awaits beginning of the instruction stage. The amount of the contingency on December 31, 2022, was R$303. The Company has classified the chances of loss as ‘remote’.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-102

CONTENTS

Exclusion of customers classified as low-income

The Federal Public Attorneys’ Office filed a class action against the Company and the grantor (ANEEL), to avoid exclusion of customers from classification in the Low-income residential tariff sub-category, requesting an order for CEMIG D to pay twice the amount paid in excess by customers. A decision was given in favor of the plaintiffs, but the Company and the grantor (ANEEL) have filed an interlocutory appeal and await judgment. The amount of the contingency is approximately R$483 (R$413 on December 31, 2021), CEMIG D has classified the chances of loss as ‘possible’ due to other favorable decisions on this matter.

Environmental claims

Impact arising from construction of power plants

The Public Attorneys’ Office of Minas Gerais State has filed class actions requiring the formation of a Permanent Preservation Area (APP) around the reservoir of the Capim Branco hydroelectric plant, suspension of the effects of the environmental licenses, and recovery of alleged environmental damage, CEMIG GT, based on the opinion of its legal advisers in relation to the changes that have been made in the new Forest Code and in the case law on this subject, CEMIG GT has classified the chance of loss in this dispute as ‘possible’. The estimated value of the contingency is R$137 (R$123 on December 31, 2021).

Other legal actions in the normal course of business

Energy billing dispute

During 2022, one of the Company's clients filed an arbitration proceeding requesting changes in contractual clauses and questioning the incidence of certain taxes on its electricity bills. In September 2022, the Company was duly notified of the court decision that granted the injunction request, which determined that the Company should start billing the energy supply contract according to the request. After the arbitration procedure was initiated and the parties were heard, in January 2023, the Court revoked the previous decision and determined the reestablishment of the contractual billing system, as well as the payment of the unbilled amounts due to the injunction initially granted in favor of this customer.

The arbitration proceeding is still in progress, in which this client is questioning the points informed above. If the arbitration decision grants the client's request, the Company will have to refund the difference between the contracted amounts and the adjustments demanded, which amounted to R$117 on December 31, 2022. Management, based on the opinion of its legal advisors, classified the probability of loss as possible.

Breach of contract - Power line pathways and accesses cleaning services contract

The Company is involved in disputes alleging losses suffered as a result of supposed breaches of contract at the time of provision of services of cleaning of power line pathways and firebreaks. In October 2022, the judge authorized the opposing party to withdraw the amount deposited of R$38, converting it into payment of the conviction. The amount of R$8 (R$55 on December 31, 2021), referring to the residual issues of the process, was maintained as a provision.

‘Luz Para Todos’ Program

The Company is a party in disputes alleging losses suffered by third parties as a result of supposed breach of contract at the time of implementation of part of the rural electrification program known as the ‘Luz Para Todos’. The estimated amount of the contingency is approximately R$470 (R$420 on December 31, 2021). Of this total, R$0.141 (R$0.810 on December 31, 2021) has been provisioned the amount estimated as probably necessary for settlement of these disputes.

Contractual imbalance

CEMIG D is party in other disputes arising from alleged non-compliance with contracts in the normal course of business, for an estimated total of R$223 (R$198 on December 31, 2021). CEMIG D has classified the chance of loss as ‘possible’, after analysis of the case law on this subject.

Renova: Application to override corporate identity

A receivables investment fund filed an application for Override of Legal Identity (Incidente de Desconsideração da Personalidade Jurídica - IDPJ) in relation to certain companies of the Renova group, aiming to include some shareholders of Renova, including the Company and its subsidiary CEMIG GT, as defendants jointly and severally liable. The amount involved in this dispute is estimated at R$103 (R$86 on December 31, 2021). The probability of loss has been assessed as ‘possible’.

Other legal proceedings

Company and its subsidiaries are involved as plaintiff or defendant, in other less significant claims, related to the normal course of their operations including: environmental matters, removal of residents from risk areas; and indemnities for rescission of contracts, on a lesser scale, related to the normal course of its operations, with an estimated total amount of R$434 (R$402 at December 31, 2021), of which R$6 (R$15 at December 31, 2021), the amount estimated as probably necessary for settlement of these disputes.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-103

CONTENTS

26.	EQUITY AND REMUNERATION TO SHAREHOLDERS
a)	Share capital

On December 31, 2022, the Company’s issued and share capital was R$11,007 (R$8,467 on December 31, 2021) represented by 735,847,624 common shares and 1,465,523,064 preferred shares (566,036,634 and 1,127,325,434 on December 31, 2021, respectively), both of them with nominal value of R$5.00, as demonstrated below:

Shareholders	Number of shares on December 31, 2022
	Common	%	Preferred	%	Total	%
State of Minas Gerais	375,031,302	51	17,085	-	375,048,387	17
Other entities of Minas Gerais State	30,021	-	21,880,950	1	21,910,971	1
FIA Dinâmica Energia S/A	233,625,046	31	118,771,654	8	352,396,700	16
BNDES Participações	82,007,784	11	-	-	82,007,784	4
BlackRock	-	-	218,212,381	15	218,212,381	10
Others
In Brazil	26,546,632	4	178,219,966	12	204,766,598	9
Foreign shareholders	18,606,839	3	928,421,028	64	947,027,867	43
Total	735,847,624	100	1,465,523,064	100	2,201,370,688	100

Shareholders	Number of shares on December 31, 2021
	Common	%	Preferred	%	Total	%
State of Minas Gerais	288,485,632	51	13,143	-	288,498,775	17
Other entities of Minas Gerais State	23,094	-	14,472,345	1	14,495,439	1
FIA Dinâmica Energia S.A.	153,354,328	27	80,004,762	7	233,359,090	14
BNDES Participações	63,082,911	11	22,141,720	2	85,224,631	5
BlackRock	-	-	123,325,741	11	123,325,741	7
Others
In Brazil	43,689,699	8	145,881,261	13	189,570,960	11
Foreign shareholders	17,400,970	3	741,486,462	66	758,887,432	45
Total	566,036,634	100	1,127,325,434	100	1,693,362,068	100

Shareholders	Number of shares on December 31, 2020
	Common	%	Preferred	%	Total	%
State of Minas Gerais	258,738,711	51	11,788	-	258,750,499	17
Other entities of Minas Gerais State	20,713	-	7,442,037	1	7,462,750	-
FIA Dinâmica Energia S.A.	114,172,677	22	43,975,272	4	158,147,949	10
BNDES Participações	56,578,175	11	27,299,432	3	83,877,607	6
BlackRock	-	-	153,689,970	15	153,689,970	10
Others
In Brazil	55,717,246	11	212,704,725	21	268,421,971	18
Foreign shareholders	22,442,767	5	565,959,088	56	588,401,855	39
Total	507,670,289	100	1,011,082,312	100	1,518,752,601	100

The Company’s Share Capital may be increased by up to a limit of 10% (ten percent) of the share capital set in the by-laws, without need for change in the by-laws and upon decision of the Board of Directors, having previously heard statement of opinion issued by the Fiscal Council.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-104

CONTENTS

Capital increase

Since the balance of income reserves on December 31, 2021 exceeded the share capital by R$1,523, the Annual General Meeting of April 29, 2022 approved the proposal to increase the share capital from R$8,467 to R$11,007, in accordance with Article 199 of the Corporate Law (Law 6,404/76), by capitalization of R$2,540 from the retained earnings reserve, and distribution of a stock bonus, with issuance of 508,008,620 new shares, with nominal value of R$5.00, comprising 169,810,990 common shares and 338,197,630 preferred shares, in accordance with the by-laws.

b)	Earnings per share

Due to the capital increase, on April 29, 2022, with issuance of 508,008,620 new shares, without a corresponding entry of funds into the Company, the basic and diluted income per share is presented, retrospectively, considering the new number of Company’s shares.

The number of shares included in the calculation of basic and diluted earnings, is described in the table below:

	Number of shares
	2022	2021	2020
Common shares already paid up	735,847,624	735,847,624	735,847,624
Shares in treasury	(102)	(102)	(102)
Total common shares	735,847,522	735,847,522	735,847,522

Preferred shares already paid up	1,465,523,064	1,465,523,064	1,465,523,064
Shares in treasury	(846,164)	(846,062)	(846,062)
Total preferred shares	1,464,676,900	1,464,677,002	1,464,677,002
Total	2,200,524,422	2,200,524,524	2,200,524,524

The calculation of basic and diluted earnings per share is as follows:

	2022	2021	2020
Net income for the year attributed to equity holders of the parent	4,092	3,751	2,864

Minimum mandatory dividend from net income for the year - preferred shares	1,486	1,309	986
Net income for the year not distributed - preferred shares	1,238	1,188	920
Total earnings - preferred shares (A)	2,724	2,497	1,906

Minimum mandatory dividend from net income for the year - common shares	747	657	496
Net income for the year not distributed - common shares	622	597	462
Total earnings - common shares (B)	1,369	1,254	958

Basic and diluted earnings per preferred share (A / number of preferred shares)	1.86	1.70	1.30
Basic and diluted earnings per common share (B / number of common shares)	1.86	1.70	1.30

Considering that each class of share participates equally in the income reported, the earning per share in the fiscal years ended on December 31, 2022 and 2021 were, respectively, R$1.86 and R$2.22, calculated based on the Company’s number of shares on December 31, 2022, adjusting the earning per share of the comparative fiscal years.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-105

CONTENTS

c)	Equity valuation adjustments

	2022	2021	2020
Adjustments to actuarial liabilities - Employee benefits	(260)	(329)	(340)
Subsidiary and jointly controlled entity
Adjustments to actuarial liabilities - Employee benefits	(2,043)	(2,433)	(2,660)
Deemed cost of PP&E	427	554	569
Others	2	-	-
	(1,614)	(1,879)	(2,091)
Valuation adjustments	(1,874)	(2,208)	(2,431)

The adjustments to post-employment benefit obligations comprise gains or losses resulting from re-measurements of the net defined-benefit obligation, in accordance with the actuarial report, net of tax effects.

The amounts recorded as deemed cost of the generation assets represents its fair value determined using the replacement cost at initial adoption of IFRS on January 1, 2009. The valuation of the generation assets resulted in an increase in their book value, recorded in a specific line in Equity, net of the tax effects. These values are being realized based on the depreciation of the assets.

d)	Reserves

Capital reserves

	2022	2021	2020
Investment-related donations and subsidies	1,857	1,857	1,857
Goodwill on issuance of shares	394	394	394
Shares in treasury	(1)	(1)	(1)
	2,250	2,250	2,250

The reserve for investment-related donations and subsidies basically refers to the compensation by the Federal Government for the difference between the profitability obtained by CEMIG up to March 1993 and the minimum return guaranteed by the legislation in effect at the time.

The reserve for treasury shares refers to the pass-through by Finor (‘Fundo de Investimentos do Nordeste’) of shares arising from funds applied in CEMIG projects in the area covered by Sudene (the development agency for the Northeast) under tax incentive programs.

Income reserves

	2022	2021	2020
Legal reserve	1,387	1,181	995
Statutory reserve	57	57	57
Retained earnings reserve	6,546	7,331	6,651
Unrealized earnings reserve	835	835	835
Incentive tax reserve	150	124	103
Reserve for mandatory dividends not distributed	1,420	1,420	1,420
	10,395	10,948	10,061

Legal reserve

Constitution of the legal reserve is mandatory, up to the limits established by law. The purpose of the reserve is to ensure the security of the share capital, its use being allowed only for offsetting of losses or increase capital. This reserve constitution corresponds to 5% of the net income for the year, less the amount allocated to incentive tax reserve.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-106

CONTENTS

Statutory reserve

The reserve under the By-laws is for future payment of extraordinary dividends, in accordance with Article 28 of the by-laws.

Retained earnings reserve

Retained earnings reserves refers to incomes not distributed in prior years, to guarantee execution of the Company’s Investment Program, and amortization of loans and debentures. The retentions are supported by capital budgets approved by the Board of Directors in the respective years.

Unrealized earnings reserve

Article of the Brazilian corporate law no. 6,404/76 allows the Company to pay the mandatory dividend, calculated as required by the Bylaws up to the amounts of the realized portion of the net income for the year.

In 2022, Company presented a positive net share of income of subsidiaries, jointly controlled entities and affiliates of R$3,217, which can be regarded as unrealized portion of net income for the year, in accordance with the Brazilian corporate law.

Additionally, the above does not apply to the payment of the minimum mandatory dividends on preferred shares, which are required to be paid in full for an amount of R$733 as described in further details in (f) below. In addition, since the creation of the Unrealized Earnings Reserve is optional, Management decided to propose the same proportion of dividend payment to shareholders owning common shares, considering Company’s expected financial capacity.

The outstanding balance of the Unrealized Earnings Reserve will remain R$835, considering the reversal of the reserve recorded in 2020 and the creation of a new one in 2022, in the same amount.

The Unrealized Earnings Reserve amounts can only be used to pay mandatory dividends. Hence, when the Company realizes such incomes in cash, it must distribute the corresponding dividend in the subsequent period, after offsetting of any losses in subsequent years.

Incentives tax reserve

The Company has a right to 75% reduction in income tax, including the tax paid at the additional rate, calculated on the basis of the operating income in the region of Sudene (the Development Agency for the Northeast), for 10 years starting in 2014. The amount of the incentive recognized in the Statement of income was R$26 in 2022 (R$21 in 2021), and it was subsequently transferred to the incentives tax reserve. The amount of the tax incentives reserve on December 31, 2022 was R$150 (R$124 at December 31, 2020). This reserve cannot be used for payment of dividends.

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

e)	Rights and preferences of the common and preferred shares

Every holder of CEMIG common shares has the right to vote in an election for members of our Board of Directors. Under the Brazilian Corporate Law, any shareholder holding at least 5% of CEMIG’s common shares in circulation may request adoption of a multiple vote procedure, which confers upon each share a number of votes equal to the present number of members of the Board of Directors and gives the shareholder the right to accumulate his or her votes in one sole candidate or distribute them among several.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-107

CONTENTS

Under the Brazilian Corporate Law, holders of preferred shares representing at least 10% of CEMIG’s share capital and also holders of common shares representing at least 15% of its share capital (other than the controlling shareholder) have the right to appoint a member of the Board of Directors and his or her respective substitute member in a separate election. If none of the holders of common or preferred shares qualifies under the minimum limits specified above, shareholders representing, in the aggregate, a minimum of 10% of the share capital may combine their holdings to elect a member of the Board of Directors, and that member’s substitute member.

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

Under the by-laws, if the Company is able to pay dividends higher than the mandatory minimum dividends required for the preferred Shareholders, and the remaining net income is sufficient to offer equal dividends for both the common and preferred shares, then the dividends per share will be the same for the holders of common shares and preferred shares. Dividends declared are paid in two equal installments, the first by June 30 and the second by December 30, of the year following the generation of the income to which they refer. The Executive Board decides the location and processes of payment, subject to these periods.

Under its by-laws, CEMIG is required to pay to its shareholders, as mandatory dividends, 50% of the net income of each year.

The preferred shares have preference in the event of reimbursement of capital and participate in incomes on the same conditions as the common shares have the right, when there is net income, to a minimum mandatory dividend equal to the greater of:

(a) 10% of their par value, and

(b) 3% of the portion of equity that they represent.

Under its by-laws, CEMIG’s shares held by private individuals and issued up to August 5, 2004, have the right to a minimum dividend of 6% per year on their par value in all years when CEMIG does not obtain sufficient incomes to pay dividends to its Shareholders. This guarantee is given by the State of Minas Gerais by Article 9 of State Law 828 of December 14, 1951, and by State Law 15,290 of August 4, 2004.

Calculation of the minimum dividends proposed

The calculation of the minimum dividends proposed for distribution to Shareholders, considering the unrealized income assumption as mentioned in the previous paragraph, is as follows:

	2022	2021	2020
Calculation of minimum dividends required by the by-laws for the preferred shares
Nominal value of the preferred shares	7,328	5,637	5,055
Preferred shares	7,328	5,637	5,055
Percentage applied to the nominal value of the preferred shares	10.00%	10.00%	10.00%
Amount of the dividends by the first payment criterion	733	564	506

Equity	21,777	19,457	17,473
Preferred shares as a percentage of Equity (net of shares held in Treasury)	66.56%	66.56%	66.56%
Portion of Equity represented by the preferred shares	14,495	12,950	11,630
Percentage applied to the portion of Equity	3.00%	3.00%	3.00%
Amount of the dividends by the second payment criterion	435	389	349

Minimum dividends required by the by-laws for the preferred shares	733	564	506

ANNUAL REPORT AND FORM 20-F | 2022	Page F-108

CONTENTS

	2022	2021	2020
Calculation of the Minimum Dividend under the by-laws based on the net income for the year
Mandatory dividend
Net income for the year	4,092	3,751	2,864
	50%	50%	50%
Mandatory dividends - 50% of Net income	2,046	1,876	1,432
Unrealized earnings reserve	(835)	(835)	(835)
Reversal of the unrealized earnings reserve of 2019	835	835	835
Withholding income tax on Interest on equity	186	91	50
	2,232	1,967	1,482
Dividends recorded, as specified in the by-laws
Interest on Equity	1,983	956	553
Ordinary dividends	249	1,011	929
	2,232	1,967	1,482

Total dividends for the preferred shares	1,486	1,309	986
Total dividends for the common shares	747	658	496

Unit value of dividends - R$
Minimum dividends required by the by-laws for the preferred shares	0.50	0.50	0.50
Mandatory dividends (including withholding income tax on Interest on Equity)	1.01	1.16	0.99
Dividends proposed: Common (ON) shares	1.01	1.16	0.99
Dividends proposed: Preferred (PN) shares	1.01	1.16	0.99

This table provides the changes on dividends and interest on capital payable:

Balance on December 31, 2020	1,449
Proposed dividends	1,967
Dividends proposed for non-controlling shareholder	1
Tax withheld at source on Interest on Equity	(91)
Dividends retained - Minas Gerais state government	(13)
Dividends paid	(1,403)
Balance on December 31, 2021	1,910
Proposed dividends	2,232
Dividends proposed for non-controlling shareholder	1
Tax withheld at source on Interest on Equity	(186)
Dividends paid	(2,094)
Balance on December 31, 2022	1,863

Allocation of net income for 2022 - Management’s proposal

The Board of Directors decided to propose to the Annual General Meeting to be held in April 2023 the following allocation of the net income for 2022, totaling R$4,092, of realization of the deemed cost of PP&E, totaling R$127, realization of the unrealized earnings reserve totaling R$835, as follow:

•	R$205 will be held in Stockholders’ equity in the Legal Reserve, as established in Brazilian corporate Law 6,404/1976.
•	R$2,232 as minimum mandatory dividends, to the Company’s shareholders, to be paid in two equal installments, by June 30 and December 30, 2023, as follows:
○	R$1,984 declared as interest on own equity and imputed to the mandatory dividend, as deliberated by the Executive Board in 2022;
○	R$249 in the form of dividends, to holders whose names are in the Company’s Nominal Share Registry on the date of the AGM.

•	R$1,756 to be held in Shareholders’ equity in the Retained Earnings Reserve, to provide funding for the Company’s consolidated investments planned for 2023, as per capital budget.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-109

CONTENTS

•	R$26 to be held in Shareholders’ equity in the Tax Incentives Reserve, related to tax incentive due to investment in the region of Sudene.

The amount of R$835 remains as Unrealized Earnings Reserve, considering the reversal of the reserve constituted in 2021 and the new constitution in 2022, of the same amount.

Payment of the dividends will be made by December 30, 2023, in accordance with the availability of cash and at the decision of the Executive Board.

g)	Remuneration to shareholders

The Company’s Executive Board decided to declare Interest on Equity as follows: (i) on March 23, 2022, in the amount of R$245, payable to shareholders whose names are on the Company’s Nominal Share Register on March 28, 2022, with retention of income tax amount to R$23; (ii) on June 7, 2022, in the amount of R$353, payable to shareholders whose names are on the Company’s Nominal Share Register on June 24, 2022, with retention of income tax amount to R$32; (iii) on September 20, 2022, in the amount of R$472, payable to shareholders whose names are on the Company’s Nominal Share Register on September 23, 2022, with retention of income tax amount to R$44; (iv) on December 14, 2022, in the amount of R$399, payable to shareholders whose names are on the Company’s Nominal Share Register on December 21, 2022, with retention of income tax amount to R$38; and (v) on December 22, 2022, in the amount of R$516, payable to shareholders whose names are on the Company’s Nominal Share Register on December 27, 2022, with retention of income tax amount to R$41. The amount of income tax withheld at source, by obligation of the tax legislation, is not considered when the Interest on Equity are attributed to the mandatory dividend and is calculated at the rate of 15%, in the cases where this tax is levied, under the terms of the current legislation.

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

	2022	2021	2020
Revenue from supply of energy (a)	30,158	29,619	26,432
Revenue from use of the electricity distribution systems (TUSD)	3,685	3,448	3,022
CVA and Other financial components (b)	(1,147)	2,146	455
Reimbursement of PIS/Pasep and Cofins over ICMS credits to customers- realization (1)	2,360	1,317	266
Transmission revenue
Transmission operation and maintenance revenue (c)	413	355	280
Transmission construction revenue (c)	407	252	201
Interest revenue arising from the financing component in the transmission contract asset (c) (Note 15)	575	660	438
Generation indemnity revenue (Note 14.1)	47	-	-
Distribution construction revenue	3,246	1,852	1,436
Adjustment to expectation of cash flow from indemnifiable financial assets of distribution concession	39	54	16
Revenue on financial updating of the Concession Grant Fee (e)	467	523	347
Transactions in energy on the CCEE (f)	183	1,157	154
Mechanism for the sale of surplus (g)	453	453	234
Supply of gas	4,529	3,470	2,011
Fine for violation of service continuity indicator	(94)	(70)	(51)
Advances for services provided (2)	-	154	-
PIS/Pasep and Cofins credits to be refunded to consumers	(830)	-	-
Other operating revenues (h)	2,658	1,935	1,709
Deductions on revenue (i)	(12,686)	(13,679)	(11,722)
Net revenue	34,463	33,646	25,228

(1)	For more information, see Note 9a.
(2)	Refers to the negotiation with free consumers that resulted in the anticipation of revenue related to the provision of commercialization services by the subsidiary ESCEE.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-110

CONTENTS

a)	Revenue from energy supply

	GWh (information not audited)			R$
	2022	2021	2020	2022	2021	2020
Residential	11,217	11,186	10,981	10,133	11,124	9,875
Industrial	18,204	16,361	12,731	5,991	5,275	4,171
Commercial, services and others	8,957	8,334	8,571	6,155	5,520	4,979
Rural	3,093	3,975	3,766	2,050	2,566	2,190
Public authorities	856	729	714	660	583	522
Public lighting	1,138	1,226	1,243	535	718	550
Public services	1,400	1,418	1,362	841	879	722
Subtotal	44,865	43,229	39,368	26,365	26,665	23,009
Own consumption	31	33	34	-	-	-
Unbilled revenue	-	-	-	(189)	(14)	9
	44,896	43,262	39,402	26,176	26,651	23,018
Wholesale supply to other concession holders (1)	16,777	10,825	13,907	3,894	3,023	3,363
Wholesale supply unbilled, net	-	-	-	88	(55)	51
Total	61,673	54,087	53,309	30,158	29,619	26,432

(1)	Includes a CCEAR (Regulated Market Sales Contract), ‘bilateral contracts’ with other agents, and the revenues from management of generation assets (GAG) for the 18 hydroelectric plants of Lot D of Auction no 12/2015.

b)	The CVA account, and Other financial components

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

On November 8, 2022, ANEEL issued Normative Resolution No. 1,046, which regulated, among other aspects, the limits of transfer of energy overcontracting, voluntary exposure and the results of the Surplus Sale Mechanism (Mecanismo de Venda de Excedentes, or ‘MVE’). It was regulated how any gains earned under the MVE should be shared with the consumer, and how any losses should be fully assumed by the Distributor. In this scenario, the Company recorded a gain of R$225 for the years 2020, 2021 and until November 2022. This value already considers the sharing with consumers of the total difference between the month-to-month Spot Price (‘PLD’) and the value of the energy sold in the MVE, adjusted by Selic.

c)	Transmission concession revenue

The margin defined for each performance obligation from the transmission concession contract is as follows:

	2022	2021	2020
Construction and upgrades revenue	407	252	201
Construction and upgrades costs	(291)	(183)	(147)
Margin	116	69	54
Mark-up (%)	39.86%	37.40%	36.73%
Operation and maintenance revenue	413	355	279
Operation and maintenance cost	(287)	(235)	(223)
Margin	126	120	56
Mark-up (%)	43.90%	50.88%	25.11%

ANNUAL REPORT AND FORM 20-F | 2022	Page F-111

CONTENTS

d)	Adjustment to expected cash flow from financial assets on residual value of infrastructure asses of distribution concessions

Income from monetary updating of the Regulatory Remuneration Asset Base.

e)	Revenue on financial updating of the Concession Grant Fee

Represents the inflation adjustment using the IPCA inflation index, plus interest, on the Concession Grant Fee for the concession awarded as Lot D of Auction 12/2015. See Note 14.

f)	Energy transactions on the CCEE (Power Trading Chamber)

The revenue from transactions made through the Power Trading Chamber (Câmara de Comercialização de Energia Elétrica, or ‘CCEE’) is the monthly positive net balance of settlements of transactions for purchase and sale of energy in the Spot Market, through the CCEE, for which the consideration corresponds to the product of energy sold at the Spot Price.

g)	Mechanism for the sale of energy surplus

The revenue from the surplus sale mechanism (Mecanismo de Venda de Excedentes – ‘MVE’) refers to the sale of power surpluses by distributor agents. This mechanism is an instrument regulated by ANEEL enabling distributors to sell over contracted supply - the energy amount that exceeds the quantity required to supply captive customers.

h)	Other operating revenues

	2022	2021	2020
Charged service	19	17	11
Services rendered	66	53	139
Low-income subsidy	321	269	292
Subsidies (1)	1,684	1,323	1,103
Rental and leasing (2)	493	211	164
Contractual indemnities	-	27	-
Other	75	35	-
Total	2,658	1,935	1,709

(1)	Includes the revenue recognized as a result of the subsidies incident on the tariffs applicable to users of the public electricity power distribution service, in the amount of R$936 in 2022 (R$986 in 2021), which includes load subsidies of encouraged source, rural, night irrigators, generation of encouraged source and public service; the revenue from tariff flags, in the amount of R$290 in 2022 (R$108 in 2021), recognized as a result of the credit position acquired by the Company in CCRBT; the reversal of revenue recognized as a result of subsidies related to the Program of Incentives to the Voluntary Reduction of Electric Energy Consumption, in the amount of R$5 in 2022 (revenue of R$205 in 2021) and R$432 in 2022 referring to the amounts contributed by Eletrobras or its subsidiaries under CNPE Resolution no. 15/2021, transferred to the electric energy distribution concessionaires and permissionaires.
(2)	Includes the amount of R$187 related to the Debt Acknowledgment Agreement (TARD) signed with a large customer in June 2022, for the use of infrastructure (poles) during the period from January 2019 to May 2022. This amount and its respective monetary correction in the amount of R$10 were received in four monthly and successive installments, starting in July 2022.

i)	Deductions on revenue

	2022	2021	2020
Taxes on revenue
ICMS (1)	4,892	6,993	6,098
Cofins	2,948	2,842	2,214
PIS/Pasep	643	618	481
Others	5	11	5
	8,488	10,464	8,798
Charges to the customer
Global Reversion Reserve (RGR)	14	15	16
Energy Efficiency Program (PEE)	69	74	73

ANNUAL REPORT AND FORM 20-F | 2022	Page F-112

CONTENTS

	2022	2021	2020
Energy Development Account (CDE)	4,057	2,658	2,443
Research and Development (R&D)	35	34	43
National Scientific and Technological Development Fund (FNDCT)	49	55	43
Energy System Expansion Research (EPE of MME)	25	27	21
Customer charges - Proinfa alternative sources program	77	66	39
Energy services inspection fee	33	35	35
Royalties for use of water resources	54	37	62
Customer charges - the ‘Flag Tariff’ system	(252)	162	149
CDE on R&D	15	21	-
CDE on PEE	22	31	-
	4,198	3,215	2,924
Total	12,686	13,679	11,722
(1)	On June 23, 2022, Supplementary Law no. 194 was enacted, with immediate effectiveness, which changed the National Tax Code (CTN) and Supplementary Law no. 87/96 (Kandir Law), classifying electric power, among other goods, as essential, prohibiting the establishment of ICMS rates for transactions with these goods at a higher level than for transactions in general, and applying the non-levy of this tax on transmission and distribution services and sectorial charges related to electric power transactions.

In February 2023, an injunction was issued in Direct Unconstitutionality Action (ADI) no. 7,195, which determined the suspension of the effects of art. 3, X, of Supplementary Law no. 87/96, with wording given by Supplementary Law no. 194/2022, which excluded transmission and distribution services and sectorial charges linked to electricity operations from the ICMS tax base. With this, CEMIG adjusted ICMS calculation in light of the decision and is awaiting the definitive judgment on the merits, still pending in the Federal Supreme Court.

Accounting policy

Revenue recognition

In general, for the Company’ business in the energy sector, gas and others, revenue from contracts with customers is recognized when the performance obligation is satisfied, at an amount that reflects the consideration to which the Company expects to be entitled in exchange for the goods or services transferred, which must be allocated to that performance obligation. The revenue is recognized only when it is probable that the Company will collect the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer, considering the customer’s ability and intention to pay that amount of consideration when it is due.

Revenues from the sale of energy are measured based on the energy supplied and the tariffs specified in the terms of the contract or in effect in the market. Revenues from supply of energy to final customers are recorded when the delivery has taken place. The billing is carried out monthly. Unbilled supply of energy, from the period between the last billing and the end of each month, is estimated based on the supply contracted and on the volume of energy delivered but not yet billed. In the case of the distribution concession contract, the unbilled revenue is estimated based on the volume of energy consumed and unbilled in the period. The supply is billed in monthly basis in accordance with the metering calendar in accordance with the sector's regulations.

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

The ‘Parcel A’ revenue and other financial components in tariff adjustments are recognized in the Statement of income when the energy acquisition costs effectively incurred are different from those considered by the Grantor in the energy distribution tariff.

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

ANNUAL REPORT AND FORM 20-F | 2022	Page F-113

CONTENTS

the estimated amounts and the actual revenues recognized are not significant and are recorded in the following month.

Revenues from transmission concession services are recognized in the income monthly and include:

•	Construction revenue corresponds to the performance obligation to build the transmission infrastructure, recognized based on the satisfaction of obligation performance over time. They are measured based on the cost incurred, including PIS/Pasep and Cofins taxes over the total revenues and the income margin of the project.
•	Operation and maintenance revenue corresponds to the performance obligation of operation and maintenance specified in the transmission concession contract, after termination of the construction phase. They are recognized when the services are rendered and the invoices for the RAPs are issued.
•	Financial revenue related to financing component of transmission: corresponds to the significant financing component in the contract asset and is recognized by the effective interest rate method based on the rate determined at the start of the investments, which is not subsequently changed. The average of the implicit rates is 6.86%. The rates are determined for each authorization and are applied on the amount to be received (future cash flow) over the contract duration. This includes financial updating by the inflation index specified for each transmission contract.

The services provided include charges for connection and other related services; the revenues are recognized when the services are rendered.

The income margin on operation and maintenance of transmission infrastructure is determined based on the individual sale price of the service, based on available information costs incurred for the provision of services of operation and maintenance, on the value of the consideration that the entity expects to have the right, in exchange for the services promised to the client, in cases where the Company’s transmission subsidiaries have the right, separately, to the remuneration for the activity of operation and maintenance, as per IFRS 15 - Revenue from contracts with clients.

The Resolution ANEEL 729/2016 regulates the Variable Portion (‘Parcela Variável’ or ‘PV’), which is the pecuniary penalty applied by the grantor as a result of any unavailability’s or operational restrictions on facilities that are part of the National Grid and the surcharge corresponding to the pecuniary bonuses provided to concessionaries as an incentive to improve the transmissions facilities availability. The Company assessed the PV effects, based on historical data, and concluded that the variable consideration arising from the PV estimated is not material. Therefore, for both situations described, it is recognized as an adjustment to revenue, either as an increase in or a reduction of operation and maintenance revenue, when it occurs.

Government subsidies

The subsidiaries CEMIG D e GT receive amounts from the Energy Development Account (CDE) as reimbursement for subsidies on tariffs granted to users of the public energy distribution service - TUSD and EUST (charges for use of the transmission system). These amounts are recognized in the Statement of income in a monthly basis as those subsidiaries acquire the right of receive them.

Sales tax

Expenses and non-current assets acquired are recognized net of the amount of sales taxes when they are recoverable from the taxation authority.

28.	OPERATING COSTS AND EXPENSES

The operating costs and expenses of the Company is as follows:

a)	Cost of energy and gas

	2022	2021	2020
Energy purchased for resale
Supply from Itaipu Binacional	1,644	1,946	1,990
Physical guarantee quota contracts	925	832	780
Quotas for Angra I and II nuclear plants	357	244	303
Spot market	530	1,224	1,497
Proinfa Program	598	401	318

ANNUAL REPORT AND FORM 20-F | 2022	Page F-114

CONTENTS

	2022	2021	2020
‘Bilateral’ contracts	493	418	333
Energy acquired in Regulated Market auctions	3,334	6,242	3,334
Energy acquired in the Free Market	6,003	4,976	3,977
Distributed generation (‘Geração distribuída’)	1,977	1,268	678
PIS/Pasep and Cofins credits	(1,247)	(1,450)	(1,099)
	14,614	16,101	12,111
Basic Network Usage Charges
Transmission charges - Basic Grid	2,925	3,663	1,910
Distribution charges	50	41	40
PIS/Pasep and Cofins credits	(304)	(367)	(202)
	2,671	3,337	1,748

Gas purchased for resale	2,735	2,011	1,083

Total costs of energy and gas	20,020	21,449	14,942

b)	Construction and infrastructure costs

	2022	2021	2020
Personnel and managers	135	100	83
Materials	2,233	1,150	775
Outsourced services	1,052	682	598
Others	116	104	125
Total	3,536	2,036	1,581

c)	Other operation costs and expenses

	Operating costs		Expected credit loss		General and administrative expenses		Other operating expenses
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Personnel	976	983	-	-	376	258	-	-	1,352	1,240
Employees’ and managers’ income sharing	-	-	-	-	4	2	79	132	83	134
Post-employment benefits (Note 24)	-	-	-	-	-	-	626	15	626	16
Materials	93	76	-	-	55	18	-	-	149	94
Outsourced services	1,433	1,265	-	-	273	185	-	-	1,706	1,450
Depreciation and amortization	1,110	947	-	-	72	102	-	-	1,182	1,049
Operating provisions and adjustments for operating losses	278	86	-	-	-	-	123	145	401	231
Expected credit losses of accounts receivable	-	-	109	144	-	-	-	-	109	144
Reversal of provision for expected credit losses with related party - Renova	-	-	-	-	-	-	(54)	-	(54)	-
Write-off of financial asset (Note 14)	-	-	-	-	-	-	172	-	172	-
Other operation costs and expenses	205	81	-	-	9	7	178	306	398	394
Total	4,095	3,438	109	144	789	572	1,125	598	6,123	4,752

Personnel

2023 Programmed Voluntary Retirement Plan (‘PDVP’)

On December 16, 2022, the Company approved the Programmed Voluntary Retirement Plan (PDVP 2023), with a period for employees to join from December 20, 2022 to January 27, 2023. The program provided for the payment of the legal

ANNUAL REPORT AND FORM 20-F | 2022	Page F-115

CONTENTS

severance pay in the form of ‘On Request’ and an additional premium, as indemnity, equivalent to a fixed percentage, depending on the length of service at CEMIG, on their remuneration, for each year of work, under the terms of the Program, and, for those employees with more than 25 years of service at CEMIG, the fixed value of 12 remunerations.

The total amount of R$29 has been recorded as expense related to this program, corresponding to the enrollment of 155 employees.

2022 Programmed Voluntary Retirement Plan (‘PDVP’)

On April 18, 2022 the Company approved its Programmed Voluntary Severance Plan (‘the 2022 PDVP’). All the employees of CEMIG, CEMIG D or CEMIG GT are eligible to join the program, from May 2 to 20, 2022, except as provided for in the Program. The program was reopened for joining by employees in the period from May 30 to June 3, 2022. The program provided the standard legal payments for voluntary termination of employment and a bonus, as an indemnity, which is calculated by the application of a percentage determined by the length of time the employee has worked for CEMIG, on the current remuneration, for each year of employment, according to the Program terms, and, for those employees whose job tenure in CEMIG is longer than 25 years, the value of 12 monthly salaries.

The total amount of R$35 has been recorded as expense related to this program, corresponding to enrollment of 324 employees.

29.	FINANCE INCOME AND EXPENSES
Schedule of financial income and expenses
	2022	2021	2020
FINANCE INCOME
Income from financial investments	468	242	95
Interest on sale of energy	337	460	399
Foreign exchange variations - Itaipu	17	-	-
Foreign exchange variations - Loans	338	-	-
Interest	108	68	42
Interest - CVA	185	64	32
Interests of escrow deposits	82	29	53
PIS/Pasep and Cofins charged on finance income (1)	(117)	(124)	(96)
Gains on financial instruments - Swap	-	-	1,753
Prepayments rents	5	-	-
Borrowing costs paid by related parties	-	2	30
Monetary updating on PIS/Pasep and Cofins taxes credits over ICMS (2)	-	20	42
Others	77	83	95
Finance income	1,500	844	2,445
FINANCE EXPENSES
Charges on loans and debentures (Note 22)	(928)	(1,147)	(1,178)
Cost of debt - amortization of transaction cost	(7)	(20)	(15)
Foreign exchange variations - loans	-	(353)	(1,742)
Premium on repurchase of debt securities (Eurobonds)	(47)	(491)	-
Foreign exchange variations - Itaipu	-	(27)	(47)
Interests - loans and debentures	(167)	(331)	(187)
Charges and monetary updating on post-employment obligations	(40)	(70)	(53)
Losses with financial instruments - Swap	(438)	(538)	-
Interest on PIS/Pasep and Cofins refundable (2)	(1,294)	-	-
Onerous concessions	-	(8)	(9)
Interest on leases	(27)	(25)	(27)
Other financial expenses	(118)	(86)	(92)
Finance costs	(3,066)	(3,096)	(3,350)
NET FINANCE INCOME (EXPENSES)	(1,566)	(2,252)	(905)

(1)	PIS/Pasep and Cofins expenses are levied on financial income and interest on own capital.
(2)	The interet of the tax credits related to PIS/Pasep and Cofins, arising from the exclusion of ICMS from its calculation basis, and the liability to be refunded to consumers is presented by net value. With the offsetting of the credits, the liability to be refunded to consumers exceeded the value of the credits to be received, generating a net financial expense

ANNUAL REPORT AND FORM 20-F | 2022	Page F-116

CONTENTS

Accounting policy

Finance income is mainly comprised of interest income on financial investments and interest of overdue invoices. Interest income is recognized using the effective interest method.

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

30.	RELATED PARTY TRANSACTIONS

CEMIG’s main balances and transactions with related parties and its jointly controlled entities are as follows:

	ASSETS		LIABILTIES		REVENUES		EXPENSES
COMPANY	2022	2021	2022	2021	2022	2021	2022	2021
Transactions with energy (4)
Madeira Energia	8	8	160	13	96	95	(1,921)	(1,731)
Aliança Geração	4	-	19	17	56	53	(222)	(196)
Baguari Energia	-	-	1	1	-	-	(9)	(9)
Norte Energia	2	2	38	35	26	26	(350)	(336)
Paracambi	-	-	2	3	-	-	(33)	(28)
Hidrelétrica Pipoca	-	-	3	3	1	-	(46)	(37)
Hidrelétrica Cachoeirão	-	-	-	-	2	-	-	-
Retiro Baixo	1	1	1	1	7	6	(6)	(5)
Taesa	-	-	12	10	-	-	(139)	(123)

Customers and traders
Governo do Estado de Minas Gerais (1)	37	167	-	-	166	107	-	-

Provision of services
Aliança Geração (6)	1	1	-	-	6	5	-	-
Baguari Energia (6)	-	-	-	-	2	1	-	-
Taesa (6)	-	-	-	-	1	1	-	-

Accounts Receivable - AFAC
Governo do Estado de Minas Gerais (2)	13	13	-	-	3	2	-	-

Other credits
FIP Melbourne (9)	161	-	-	-	-	-	-	-

Contingency
Aliança Geração (7)	-	-	55	52	-	-	(3)	(11)

Adjustment for losses
Madeira Energia (5)	-	-	-	162	162	-	-	(162)
Hidrelétrica Itaocara (8)	-	-	-	21	-	-	-	-

ANNUAL REPORT AND FORM 20-F | 2022	Page F-117

CONTENTS

	ASSETS		LIABILTIES		REVENUES		EXPENSES
COMPANY	2022	2021	2022	2021	2022	2021	2022	2021
Interest on Equity, and dividends
Retiro Baixo	6	7	-	-	-	-	-	-
Hidrelétrica Pipoca	4	-	-	-	-	-	-	-
Hidrelétrica Cachoeirão	4	-	-	-	-	-	-	-

FIC Pampulha
Current
Cash and cash equivalents	292	81	-	-	-	-	-	-
Marketable securities	1,730	1,707	-	-	77	28	-	-
Non-current
Marketable securities	7	351	-	-	-	-	-	-

FORLUZ
Current
Post-employment obligations (10)	-	-	199	181	-	-	(285)	(201)
Supplementary pension contributions - Defined contribution plan (11)	-	-	-	-	-	-	(80)	(77)
Administrative running costs (12)	-	-	-	-	-	-	(36)	(32)
Operating leasing (13)	-	170	26	24	-	-	(31)	(29)
Non-current
Post-employment obligations (10)	-	-	2,119	2,490	-	-	-	-
Operating leasing (13)	178	-	179	163	-	-	-	-

CEMIG Saúde
Current
Health Plan and Dental Plan (14)	-	-	218	184	-	-	(385)	(257)
Non-current
Health Plan and Dental Plan (14)	-	-	3,156	3,350	-	-	-	-

The main conditions related to the business between related parties are shown below:

(1)	Refers to the sale of energy to the State Government of Minas Gerais considering that the price of energy is that defined by ANEEL through a resolution on the Company's annual tariff adjustment. In 2017, the Government of the State of Minas Gerais signed a Debt Acknowledgment Agreement (TARD) with CEMIG D for the payment of outstanding energy supply debts amounting to R$113, to be settled by November 2019. These receivables are guaranteed by the retention of dividends or interest on equity distributed to the State, in proportion to its indirect interest, for as long as the delinquency and/or default persists. CEMIG D obtained authorization on March 31, 2021 from the State Treasury Department of Minas Gerais to offset part of the ICMS to be collected against the debt that the State Government of Minas Gerais has with the Company under State Law 23,705/2020. The monthly amount to be offset is R$10.5, in 21 equal installments. Until December 31, 2022 all installments were compensated;
(2)	This refers to the recalculation of the monetary correction of amounts related to AFAC returned to the State of Minas Gerais. These receivables are guaranteed by the retention of dividends or interest on equity distributed to the State, in proportion to its participation, while the delay and/or default persists. For further information see Note 11;
(3)	The relationships between CEMIG and its investees are described in the investment Note 16;
(4)	The sale and purchase of electricity between generators and distributors are carried out through auctions in the regulated contracting environment organized by the Federal Government. In the free contracting environment, in turn, they are carried out by means of auctions or direct contracting, according to the applicable legislation. Electricity transport operations, on the other hand, are carried out by the transmitters and result from the centralized operation of the National Interconnected System by the National System Operator (ONS);
(5)	In June 2022, the provision relating to contractual obligations assumed by the Company in favor of the investee and the other shareholders was reversed. More details in Note 16;
(6)	Refers to service agreement for the operation and maintenance of power plants and transmission networks;
(7)	This refers to contractual obligations to the investee Aliança Geração corresponding to contingencies arising from events that occurred before the closing of the transaction that resulted in the contribution of assets by CEMIG and Vale S.A. in the capital of this investee. The total value of the shares is R$156 (R$149 at December 31, 2021), of which R$55 (R$52 at December 31, 2021) is attributable to CEMIG;
(8)	A liability was recognized corresponding to the Company's interest in the capital of Hidrelétrica Itaocara due to its negative net worth (see Note 16);
(9)	In January 2021, a final arbitration award was issued in favor of FIP Melbourne, and in August 2022 an agreement was reached between the parties to close the dispute, with the establishment of an updated compensation amount of R$200, settled on September 12, 2022 (see Note 16);

ANNUAL REPORT AND FORM 20-F | 2022	Page F-118

CONTENTS

(10)	Forluz's contracts are adjusted by the Broad National Consumer Price Index - IPCA of the Brazilian Institute of Geography and Statistics - IBGE, plus interest of 6% per year and will be amortized until 2031 (see Note 24);
(11)	Company's contributions to the Pension Fund regarding the employees participating in the Mixed Plan and calculated over monthly remunerations in conformity with the Fund's regulation;
(12)	Funds for the annual administrative funding of the Pension Fund in accordance with the specific legislation for the sector. The amounts are estimated as a percentage of the Company's payroll;
(13)	Rental of the Company's administrative headquarters, valid until August 2024 (Júlio Soares building, which can be extended every 5 years, until 2034), annually adjusted by the IPCA, and its prices are reviewed every 60 months. On September 20, 2021, the rent contract was readjusted in 8.72%, corresponding to the accumulated IPCA of the last 12 months. On April 27, 2021 an amendment to the contract was signed with Forluz, due to the transfer of the facilities of the invested companies CEMIG SIM and Gasmig to the Júlio Soares building with the consequent reduction of the rent cost to CEMIG. On September 20, 2021, the rent contract was readjusted in 8.72%, corresponding to the accumulated IPCA of the last 12 months.;
(14)	Post-employment obligations related to the employees' health and dental plan (see Note 24).

Dividends receivable

Dividends receivable	2022	2021
Light	-	71
Aliança Geração	127	225
Taesa	5	32
Others (1)	14	7
Dividends Receivable Total	155	335

(1)	The subsidiaries grouped in ‘Others’ are identified in the table above under ‘Interest on Equity, and Dividends’.

Guarantees on loans and debentures

CEMIG has provided guarantees on Loans and debentures of the following related parties - not consolidated in the financial statements because they relate to jointly controlled entities or affiliated companies:

Related party	Relationship	Type	Objective	2022	Maturity
Norte Energia (NESA) (1)	Affiliated	Surety	Financing	2,615	2042
Norte Energia (NESA) / Light (2)	Affiliated	Counter-guarantee	Financing	684	2042
Santo Antônio Energia S.A. (3)	Jointly controlled entity	Surety	Debentures	242	2037
Santo Antônio Energia S.A.	Jointly controlled entity	Guarantee	Financing	588	2034
Norte Energia (NESA)	Affiliated	Surety	Debentures	79	2030
				4,208

(1)	Related to Norte Energia loans.
(2)	Counter-guarantee to Light, related to execution of guarantees of the Norte Energia loans.
(3)	Corporate guarantee given by CEMIG to Saesa.

On December 31, 2022, Management believes that there is no need to recognize any provisions in the Company’s financial statements for the purpose of meeting any obligations arising under these sureties and/or guarantees.

Purchase of energy guarantee

In the Financing Instruments of Santo Antônio Energia S.A., the Company granted a guarantee of trading of this investee’s production, until 57.42 MW average per year, for a minimum annual revenue of R$66, with base date December 31, 2007, adjusted by the IPCA inflation index, during the period from May 1, 2027, until conclusion of settlement of the obligations arising from those Financing Instruments. Additionally, a guarantee was given for trading of the Assured Energy of this investee, 6.04 MW average, for the period from January 1, 2030, up to completion of settlement of the obligations arising from those financing instruments (information of MW not audited).

With the conclusion, in March 2023, of the sale of Cemig GT's total equity interest in MESA, Furnas agrees to assume the guarantees presented by Cemig and Cemig GT to BNDES and other creditors, in the scope of SAE's financing instruments, as well as to hold Cemig and Cemig GT harmless from any obligation related to such guarantees until the effective assumption of such obligations by Furnas. More information in note 35.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-119

CONTENTS

Cash investments in FIC Pampulha - the investment fund of CEMIG and its subsidiaries and affiliates

CEMIG and its subsidiaries and jointly controlled entities invest part of their financial resources in an investment fund which has the characteristics of fixed income and obeys the Company’s cash investment policy. The amounts invested by the fund are reported as cash and cash equivalent or marketable securities line in current and non-current assets.

The funds applied are allocated only in public and private fixed income securities, subject only to credit risk, with various maturity periods, obeying the unit holders’ cash flow needs.

Remuneration of key management personnel

The total remuneration of key personnel, comprising the Executive Board, the Fiscal Council, the Audit Committee and the Board of Directors, are within the limits approved at a General Shareholders’ Meeting, and the effects on the Statement of income of the year ended December 31, 2022, 2021 and 2020, are as follows:

	2022	2021	2020
Remuneration	29	28	27
Income sharing	6	4	9
Pension plans	2	2	1
Total	37	34	37

31.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
a)	Financial instruments classification and fair value

The main financial instruments, classified in accordance with the accounting principles, are as follows:

Schedule of financial instruments and fair value
		2022		2021
	Level	Book value	Fair value	Book value	Fair value
Financial assets
Amortized cost
Marketable securities - Cash investments		380	380	1,095	1,095
Receivables from Customers		4,812	4,812	4,482	4,482
Restricted cash		16	16	19	19
Accounts receivable from the State of Minas Gerais (AFAC)		13	13	13	13
Concession financial assets - CVA (Parcel ‘A’ Costs Variation Compensation) Account and Other financial components		944	944	2,148	2,148
Reimbursement of tariff subsidies		-	-	291	291
Escrow deposits		1,207	1,207	47	47
Concession grant fee - Generation concessions		2,950	2,950	1,155	1,155
Agreement between FIP Melbourne and AGPar		161	161	2,792	2,792
		10,483	10,483	12,042	12,042
Fair value through income or loss
Cash equivalents - Cash investments	2	1,346	1,346	708	708
Marketable securities
Bank certificates of deposit (CDBs)	2	191	191	101	101
Financial Notes - Banks	2	906	906	705	705
Treasury Financial Notes (LFTs)	1	402	402	178	178
		2,845	2,845	1,692	1,692
Derivative financial instruments (Swaps)	3	703	703	1,219	1,219
Concession financial assets - Distribution infrastructure	3	1,407	1,407	718	718

ANNUAL REPORT AND FORM 20-F | 2022	Page F-120

CONTENTS

		2022		2021
	Level	Book value	Fair value	Book value	Fair value
Reimbursements receivable - Generation	3	691	691	816	816
		5,646	5,646	4,445	4,445
		16,129	16,129	16,487	16,487

Financial liabilities
Amortized cost
Loans and debentures		(10,581)	(10,581)	(11,364)	(11,364)
Debt with pension fund (Forluz)		(251)	(251)	(385)	(385)
Deficit of pension fund (Forluz)		(545)	(545)	(539)	(539)
Concessions payable		(27)	(27)	(27)	(27)
Suppliers		(2,832)	(2,832)	(2,683)	(2,683)
Leasing transactions		(354)	(354)	(244)	(244)
Sector financial liabilities		-	-	(51)	(51)
		(14,590)	(14,590)	(15,293)	(15,293)
Fair value through income or loss
Derivative financial instruments - Swaps	3	(91)	(91)	(6)	(6)
SAAG put options	3	(672)	(672)	(636)	(636)
		(763)	(763)	(642)	(642)
		(15,353)	(15,353)	(15,935)	(15,935)

At initial recognition the Company measures its financial assets and liabilities at fair value and classifies them according to the accounting standards currently in effect. Fair value is a measurement based on assumptions that market participants would use in pricing an asset or liability, assuming that market participants act in their economic best interest. The information applied in the fair value valuation techniques is classified in three levels of fair value hierarchy, as follows:

•	Level 1 - Active market - Quoted prices: A financial instrument is considered to be quoted in an active market if the prices quoted are promptly and regularly made available by an exchange or organized over-the-counter market, by operators, by brokers or by a market association, by entities whose purpose is to publish prices, or by regulatory agencies, and if those prices represent regular arm’s length market transactions made without any preference.
•	Level 2 - No active market - Valuation technique: For an instrument that does not have an active market, fair value should be found by using a method of valuation/pricing. Criteria such as data on the current fair value of another instrument that is substantially similar, or discounted cash flow analysis or option pricing models, may be used. Level 2 is based on information that is observable, either directly or indirectly. The objective of the valuation technique is to establish what would be the transaction price on the measurement date in an arm’s-length transaction motivated by business model.
•	Level 3 - No active market - No observable inputs: Fair value is determined based on generally accepted valuation techniques, such as on discounted cash flow analysis or other valuation techniques, including non-observable data, such as the measurement at new replacement value (Valor novo de reposição, or ‘VNR’). Non-observable data should be used to measure fair value where significant observable data is not available, admitting situations in which there is little or no market activity at the measurement date. Non-observable data are developed using the best possible information available in the circumstances, which may include the entity’s own data.

The fair value hierarchy prioritizes information (inputs) from valuation techniques, and not the valuation techniques used for measurement of fair value. In some cases, information is used from different hierarchy levels in measurement of fair value, and this is classified entirely in the same level of the fair value hierarchy applicable to the significant information of a lower level. For assets and liabilities that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-121

CONTENTS

Fair value calculation of financial positions

Distribution infrastructure concession financial assets: these are measured at New Replacement Value (Valor novo de reposição, or ‘VNR’), according to criteria established by the Concession-granting power (‘Grantor’), based on fair value of the concession assets in service and which will be revertible at the end of the concession, and on the weighted average cost of capital (WACC) defined by the Grantor, which reflects the concession holder’s return on the operations of the concession. The VNR and the WACC are public information disclosed by the Grantor and by CEMIG respectively. The gas distribution assets are measured at the construction cost adjusted by the General Market Prices Index (Índice Geral de Preços de Mercado - IGPM). Changes in concession financial assets are disclosed in Note 14.

Indemnifiable receivable - generation: measured at New Replacement Value (VNR), as per criteria set by regulations of the grantor power, based on the fair value of the assets to be indemnify at the end of the concession. For more information, see Note 14.2.

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

Other financial liabilities: Fair value of its Loans and debentures were determined using 128.69% of the CDI rate - based on its most recent funding. For the loans and debentures and debt renegotiated with Forluz, with annual rates between IPCA + 4.10% to 7.62% and CDI + 1.18% to 6.96%, Company believes that their carrying amount is approximated to their fair value.

b)	Derivative financial instruments

Put option - SAAG

Option contracts were signed between CEMIG GT and the private pension entities that participate in the investment structure of SAAG (comprising FIP Melbourne, Parma Participações S.A. and FIP Malbec, jointly, ‘the Investment Structure’), giving those entities the right to sell units in the Funds that comprise the Investment Structure, at the option of the Funds, in the 84th (eighty-fourth) month from June 2014. The exercise price of the Put Options corresponds to the amount invested by each private pension plan in the Investment Structure, updated pro rata temporis by the Expanded National Customer Price (IPCA) index published by the IBGE, plus interest at 7% per year, less such dividends and Interest on Equity as shall have been paid by SAAG to the pension plan entities.

A liability of R$672 was recorded in the Company’s financial statements, for the difference between the exercise price and the estimated fair value of the assets. Considering the early liquidation of Funds, and early maturity of put option, this amount was classified as current liabilities.

Also, in the third quarter of 2022, the total value of the liability was adjusted to reflect receipt, by FIP Melbourne, under the agreement arising from Arbitration Judgment 86/2016, of the amounts paid by AGPar. More details in Note 16.

The changes in the value of the options are as follows:

Balance on December 31, 2019	483
Adjustment to fair value	53
Balance on December 31, 2020	536
Adjustment to fair value	100
Balance on December 31, 2021	636
Adjustment to fair value	36
Balance on December 31, 2022	672

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

ANNUAL REPORT AND FORM 20-F | 2022	Page F-122

CONTENTS

As established by contract, funds liquidation is one of the events that would result in expiration date of the Put option - SAAG, which the private pension plan entities stated interest in exercising in the period from September 9 to October 2, 2020.

Thus, using the contractual prerogative contained in the option instruments, the Company invoked the contractual mechanism of Amicable Resolution for the contractual terms negotiation with the private pension plan entities. Since the amicable negotiation failed, the Company invoked the arbitration clause for resolution of conflict between the parties, which awaits the decision of the Brazil Canada Chamber of Commerce of the State of São Paulo.

On February 7, 2023, the decision of the arbitration proceeding was released, condemning Cemig GT to full payment of the exercise price of the options included in the contracts. The Company, together with its legal advisors, is evaluating the appropriate measures.

Swap transactions

Considering that part of the Loans of the Company’s subsidiaries is denominated in foreign currency, the companies use derivative financial instruments (swaps and currency options) to protect the servicing associated with these debts (principal plus interest).

The derivative financial instruments contracted have the purpose of protecting the operations against the risks arising from foreign exchange variation and are not used for speculative purposes.

Tender Offer - 2021

In 2021, Cemig GT started studies and contracts in order to take actions directed to the prudent management of its liabilities and reduce the liquidity risk and foreign currency exposure. In this context, on July 19, 2021 Cemig GT started a Tender Offer for the acquisition in cash of debt securities in the foreign market issued by Cemig GT, maturing in 2024, with a principal amount of up to US$500. As part of the implementation of the operation, on June 7 and 8, 2021, the partial undoing of the contracted derivative financial instruments was carried out, in the amount of US$500, calculating, in favor of Cemig GT, the amount of R$774.

To mitigate the exchange rate exposure until the effective repurchase of the foreign currency bonds, Cemig GT contracted, on June 4, 2021, a short-term protection against dollar oscillation for the volume of US$600 million, locking the dollar at R$5.0984. The contracted instrument was an NDF (Non Deliverable Forward), an exchange derivative forward contract, without physical delivery of the currency, which guaranteed Cemig GT a predetermined rate at maturity, on August 3, 2021. The result with the settlement of the NDF was R$24, with net cash inflow of R$24.

Tender Offer - 2022

On December 28, 2022, the second stage of Cemig GT's cash tender offer ("Tender Offer") for debt securities in the foreign market of its issue, maturing in 2024, in the principal amount of up to US$250, was initiated. As part of the implementation, on August 29, 2022, a partial unwinding of the contracted derivative financial instruments was carried out, in the amount of US$250 million, in favor of Cemig GT, in the amount of R$226, with net cash inflow of R$192.

Cemig GT contracted, on August 29, 2022, a short-term protection against dollar oscillation for the volume of US$280, locking the dollar at R$5.2040. The contracted instrument was an NDF (Non Deliverable Forward), an exchange derivative forward contract, without physical delivery of the currency, which guaranteed Cemig GT a predetermined rate at maturity, on December 16, 2022. The settlement of the transaction was positive in R$32, with net cash inflow of R$32.

In 2022 the half-yearly swap interest settlements took place, with a negative result of R$95 and cash outflow in the same amount (positive of R$400 in 2021, with net cash inflow of R$400).

Assets	Liability	Maturity period	Trade market	Notional amount	Realized gain / loss
					2022	2021
US$ exchange variation + Rate (9.25% p.y.)	R$ 152.01% of CDI	Interest: Half-yearly Principal: Dec.2024	Over the counter	US$250	185	1,019
US$ exchange variation + Rate (9.25% p.y.)	R$125.52% of CDI	Interest: Half-yearly Principal: Dec.2024	Over the counter	US$500	(54)	155
US$ exchange variation higher than R$5.0984	US$ exchange variation lower than R$5.0984	August 03, 2021 December 16, 2022	Over the counter	2021: US$600 2022: US$280	32	24
					163	1,198

The notional amount of derivative transactions are not presented in the statement of financial position, since they refer to transactions that do not require cash as only the gains or losses actually incurred are recorded. The net result of those transactions on December 31, 2022 was a loss of R$437,887 (R$537,976 on December 31, 2021), which was posted in finance income (expenses).

The Company is guarantor of the derivative financial instruments contracted by CEMIG GT.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-123

CONTENTS

This table presents the derivative instruments as of December 31, 2022, and 2021:

Assets (1)	Liability	Maturity period	Trade market	Notional amount (2)	Notional amount 2022	Fair value 2022	Notional amount 2021	Fair value 2021
US$ exchange variation + Rate (9.25% p.y.) (1)	R$ + 152.01% of CDI	Interest: Half-yearly Principal: Dec. 2024	Over the counter	US$250	428	273	873	706
US$ exchange variation + Rate (9.25% p.y.) (1)	R$ + 125.52% of CDI	Interest: Half-yearly Principal: Dec. 2024	Over the counter	US$500	568	339	578	507
					996	612	1,451	1,213
Current asset						703		1,219
Current liabilities						(91)		(6)

(1)	For the US$1 billion Eurobond issued on December 2017: (i) for the principal, a call spread was contracted, with floor at R$3.25/US$ and ceiling at R$5.00/US$; and (ii) a swap was contracted for the total interest, for a coupon of 9.25% p.a. at an average rate equivalent to 150.49% of the CDI. For the additional US$500 issuance of the same Eurobond issued on July 2018 a call spread was contracted for the principal, with floor at R$3.85/US$ and ceiling at R$5.00/US$, and a swap was contracted for the interest, resulting in a coupon of 9.25% p.a., with an average rate equivalent to 125.52% of the CDI rate. The upper limit for the exchange rate in the hedge instrument contracted by the Company for the principal of the Eurobonds is R$5.00/US$. The instrument matures in December 2024. If the USD/BRL exchange rate is still over R$5.00 in December 2024, the company will disburse, on that date, the difference between the upper limit of the protection range and the spot dollar on that date. The Company is monitoring the possible risks and impacts associated with the dollar being valued above R$5.00 and assessing various strategies for mitigating the foreign exchange risk up to the maturity date of the transaction. The hedge instrument fully protects the payment of six-monthly interest, independently of the USD/BRL exchange rate.
(2)	In thousands of US$.

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

The fair value on December 31, 2022 was R$612 (R$1,213 on December 31, 2021), which would be the reference if CEMIG GT would liquidate the financial instrument on December 31, 2022, but the swap contracts protect the Company’s cash flow up to the maturity of the bonds in 2024 and they have carrying amount of R$997 at December 31, 2022 (R$1,451 on December 31, 2021).

The Company is exposed to market risk due to having contracted this hedge, the principal potential impact being a change in future interest rates and/or the future exchange rates. Based on the futures curves for interest rates and dollar, the Company prepare a sensitivity analyses and estimates that in a probable scenario its results on December 31, 2023, would be positively affected by the swap and call spread at the end of the period in the amount of R$54. The fair value of the financial instrument was estimated in R$666,688, with a gain of R$745 refers to the option (call spread) and a loss of R$79 refers to the swap.

The Company, from the base scenario observed on December 31, 2022, measured the effects on its results for the probable and adverse scenarios, in which the projections for interest rates and the US dollar are high, simulating economic stress.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-124

CONTENTS

The results are shown below:

	Base scenario 2022	Probable' scenario 2023 Selic 12.75% Dollar 5.10	Adverse scenario 2023 Selic 15.75% Dollar 6.02
Swap (asset)	2,865	2,793	2,790
Swap (liability)	(2,976)	(2,872)	(2,897)
Option / Call spread	723	745	855
Derivative hedge instrument	612	666	748

The same methods of measuring marked to market of the derivative financial instruments described above were applied to the estimation of fair value.

c)	Financial risk management

Corporate risk management is a management tool that is part of the Company’s corporate governance practices, and is aligned with the process of planning, which sets the Company’s strategic business objectives.

The Company monitor the financial risk of transactions that could negatively affect the Company’s liquidity or profitability, recommending hedge protection strategies to minimize its exposure to foreign exchange rate, interest rate and inflation risks, which are effective, in alignment with the Company’s business strategy.

Exchange rate risk

The Company is exposed to the risk of appreciation in exchange rates, with effect on loans, suppliers (energy purchased from Itaipu) and cash flow. For the debt denominated in foreign currency, the Company contracted a derivative financial instrument that protects the risks associated with the interest and principal, in the form of a swap and a call spread, respectively, in accordance with the hedge policy of the Company. The Company exposure to market risk associated to this instrument is described in the topic ‘Swap transaction’ of this Note. The risk exposure of CEMIG D is mitigated by the account for compensation of variation of parcel A items (CVA).

The net exposure to exchange rates is as follows:

	2022		2021
Exposure to exchange rates	Foreign currency	R$	Foreign currency	R$
US dollar
Loans (Note 22)	(762)	(3,975)	(1,008)	(5,623)
Suppliers (Itaipu Binacional) (Note 20)	(52)	(274)	(59)	(331)
	(814)	(4,249)	(1,067)	(5,954)
Net liabilities exposed		(4,249)		(5,954)

Sensitivity analysis

Based on finance information from its financial consultants, the Company estimates that in a probable scenario the variation of the exchange rates of foreign currencies in relation to the Real on December 31, 2022 will be an deppreciation of the dollar by 2.26%, to R$5.10. The Company has prepared a sensitivity analysis of the effects on the Company’s net income arising from depreciation of the Real exchange rate considering an adverse scenario in relation to the probable scenario.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-125

CONTENTS

		Probable' scenario	Adverse scenario
Risk: foreign exchange rate exposure	Base scenario	US$1 = R$5.10	US$1 = 6.00
US dollar
Loans (Note 22)	(3,975)	(3,885)	(4,571)
Suppliers (Itaipu Binacional) (Note 20)	(274)	(267)	(315)
	(4,249)	(4,152)	(4,886)

Net liabilities exposed	(4,249)	(4,152)	(4,886)
Net effect of exchange rate fluctuation		97	(637)

Company has entered into swap operations to replace the exposure to the US dollar fluctuation with exposure to fluctuation in the CDI rate, as described in more detail in the item ‘Swap Transactions’ in this Note.

Interest rate risk

The Company is exposed to the risk of decrease in Brazilian domestic interest rates on December 31, 2022. This risk arises from the effect of variations in Brazilian interest rates on net financial income comprised by financial revenues from cash investments made by the Company, and also to the financial assets related to the CVA and other financial components, net of the effects on financial expenses associated to loans and debentures in Brazilian currency, and also sectorial financial liabilities.

Part of the Loans in Brazilian currency comprises financings obtained from various financial agents that specify interest rates taking into account basic interest rates, the risk premium compatible with the companies financed, their guarantees, and the sector in which they operate.

The Company does not contract derivative financial instruments for protection from this risk. Variations in interest rates are continually monitored with the aim of assessing the need for contracting of financial instruments that mitigate this risk.

This exposure occurs as a result of net assets indexed to variation in interest rates, as follows:

Risk: Exposure to domestic interest rate changes	2022	2021
Assets
Cash equivalents - Cash investments (Note 6) - CDI	1,345	708
Marketable securities (Note 7) - CDI / SELIC	1,878	2,078
Restricted cash - CDI	16	19
CVA and in tariffs (Note 14) - SELIC	944	2,148
Assets	4,183	4,953
Liabilities
Loans and debentures (Note 22) - CDI	(2,041)	(1,458)
Loans and debentures (Note 22) - TJLP	-	(21)
Sector financial liabilities (Note 14)	-	(51)
Liabilities	(2,041)	(1,530)
Net assets exposed	2,142	3,423

Sensitivity analysis

In relation to the most significant interest rate risk, the Company estimate that in a probable scenario the Selic rate will be 12.50% and the TJLP rate will be 7.20% on December 31, 2023. The Company made a sensitivity analysis of the effects on results considering an adverse scenario in relation to the probable scenario, as shown in the table below. The CDI rate follows the Selic rate.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-126

CONTENTS

Risk: Increase in Brazilian interest rates	2022	2023
	Book value	Probable' scenario	Adverse scenario
		Selic 12.5%	Selic 9.75%
		TJLP 7.2%	TJLP 5.96%
Assets
Cash equivalents (Note 6)	1,345	1,513	1,476
Marketable securities (Note 7)	1,878	2,113	2,061
Restricted cash	16	18	17
CVA and Other financial components - SELIC (Note 14)	944	1,062	1,036
Assets	4,183	4,706	4,590
Liabilities
Loans and debentures - CDI (Note 22)	(2,041)	(2,296)	(2,240)
Liabilities	(2,041)	(2,296)	(2,240)

Net assets exposed	2,142	2,410	2,350
Net effect of fluctuation in interest rates		268	208

Increase in inflation risk

The Company is exposed to the risk of increase in inflation index on December 31, 2022. A portion of the loans and debentures as well as the pension fund liabilities are adjusted using the IPCA (Expanded National Customer Price). The revenues are also adjusted using the IPCA and IGP-M index, mitigating part of the Company risk exposure.

This table presents the Company’s net exposure to inflation index:

Exposure to increase in inflation	2022	2021
Assets
Concession financial assets related to Distribution infrastructure - IPCA (1)	1,407	718
Receivable from Minas Gerais state government (AFAC) – IGPM (Note 11 and 30)	-	13
Concession Grant Fee - IPCA (Note 14)	2,950	2,792
Assets	4,357	3,523
Liabilities
Loans and debentures - IPCA and IGP-DI (Note 22)	(4,630)	(4,322)
Debt with pension fund (Forluz) - IPCA (Note 24)	(251)	(385)
Deficit of pension plan (Forluz) - IPCA (Note 24)	(545)	(539)
Liabilities	(5,426)	(5,246)
Net assets exposed	(1,069)	(1,726)

(1)	Portion of the concession financial assets relating to the Regulatory Remuneration Base of Assets ratified by the grantor (ANEEL) after the 4th tariff review cycle.

Sensitivity analysis

In relation to the most significant risk of reduction in inflation index, reflecting the consideration that the Company has more assets than liabilities indexed to inflation indexes, the Company estimates that, in a probable scenario, at December 31, 2023 the IPCA inflation index will be 5.30% and the IGPM inflation index will be 3.49%. The Company has prepared a sensitivity analysis of the effects on its net income arising from reductions in rates in an adverse scenario.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-127

CONTENTS

Risk: increase in inflation index	2022	2023
	Book value	‘Probable scenario’	‘Adverse scenario’
		IPCA 5.3%	IPCA 7.9%
		IGPM 3.49%	IGPM 6.9%
Assets
Concession financial assets related to Distribution infrastructure - IPCA (1)	1,370	1,442	1,478
Concession financial assets related to gas distribution infrastructure - IGPM	37	38	39
Concession Grant Fee - IPCA (Note 14)	2,950	3,107	3,184
Assets	4,357	4,587	4,701
Liabilities
Loans and debentures - IPCA and IGP-DI (Note 22)	(4,630)	(4,875)	(4,996)
Debt agreed with pension fund (Forluz) - IPCA (Note 24)	(251)	(265)	(271)
Deficit of pension plan (Forluz) (Note 24)	(545)	(574)	(588)
Liabilities	(5,426)	(5,714)	(5,855)
Net liabilities exposed	(1,069)	(1,127)	(1,154)
Net effect of fluctuation in IPCA and IGP-M indexes		(58)	(85)

(1)	Portion of the Concession financial assets relating to the Regulatory Remuneration Base of Assets ratified by the grantor (ANEEL) after the 4th tariff review cycle.

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

The flow of payments of the Company’s obligation to suppliers, debts with the pension fund, Loans and debentures, at floating and fixed rates, including future interest up to contractual maturity dates, is as follows:

	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at interest rates:
- Floating rates
Loans and debentures	55	536	1,244	10,439	618	12,892
Onerous concessions	-	1	3	13	17	34
Debt with pension plan (Forluz) (Note 23)	15	30	136	93	-	274
Deficit of the pension plan (FORLUZ) (Note 23)	6	13	60	352	412	843

ANNUAL REPORT AND FORM 20-F | 2022	Page F-128

CONTENTS

	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
	76	580	1,443	10,897	1,047	14,043
- Fixed rate
Suppliers	2,626	206	-	-	-	2,832
Total	2,702	786	1,443	10,897	1,047	16,875

Risk of debt early maturity

The Company’s subsidiaries have loan contracts with restrictive covenants normally applicable to this type of transaction, related to compliance with a financial index. Non-compliance with these covenants could result in earlier maturity of debts.

On December 31, 2022, the Company were in compliant with all the financial covenants requiring half-yearly and annual compliance. More details in Note 22.

Capital management

The Company has the policy of maintaining a solid capital base to maintain the confidence of investors, creditors and the market and to enable the implementation of its investment program and the maintenance of its credit quality, with access to capital markets, seeking to invest in projects that offer minimum real internal rates of return equal to or greater than those provided for in the Long Term Strategy, with the cost of capital for its various businesses as a reference.

The Company monitors capital using a leverage ratio represented by net debt divided by Adjusted EBITDA. Net debt is calculated as the total of loans and debentures, less cash and cash equivalents and marketable securities. The Company aims to keep its consolidated net indebtedness at or below 2.5 times EBITDA.

This table shows comparisons of the Company’s net liabilities and its equity:

	2022	2021
Loans and debentures	10,579	11,364
(-) Cash and cash equivalents	(1,441)	(825)
(-) Marketable securities	(1,878)	(2,078)
(-) Derivative hedge instrument	(1)	(1,213)
Net debt	6,648	7,248

Adjusted EBITDA	6,928	5,932
Net debt / Adjusted EBITDA	0.96	1.22

Comparisons of the Company's consolidated net liabilities in relation to its equity are presented below:

	2022	2021
Total liabilities	31,888	32,584
(-) Cash and cash equivalents	(1,441)	(825)
(-) Restricted cash	(16)	(19)
Net liabilities	30,431	31,740
Total equity	21,783	19,462
Net liabilities / equity	1.40	1.62

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

ANNUAL REPORT AND FORM 20-F | 2022	Page F-129

CONTENTS

The risk arising from the possibility of CEMIG and its subsidiaries incurring losses as a result of difficulty in receiving amounts billed to its customers is considered to be low. The credit risk is also reduced by the extremely wide customers’ base.

The estimated credit losses recorded on December 31, 2022, considered to be adequate in relation to the credits in arrears receivable by the Company was R$820 (R$833 in 2021).

The Company managed the counterparty risk of financial institutions based on an internal policy, applied since 2004.

This Policy assesses and scales the credit risks of the institutions, the liquidity risk, systemic risk related to macroeconomic and regulatory conditions, the market risk of the investment portfolio and the Treasury operational risk.

All investments are made in financial securities that have fixed-income characteristics, always indexed to the CDI rate, and may be of public or private capital as well as financial or non-financial entities. The Company does not carry out any transactions in variable income securities or that would bring volatility risk into its financial statements.

As a management instrument, the Company divide the investment of its funds into direct purchases of securities (own portfolio) and investment funds. The investment funds invest the funds exclusively in fixed income products, having companies of the Group as the only unit holders. They obey the same policy adopted in the investments for the Company’s directly held own portfolio.

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

Banks that exceed these thresholds are classified in three groups, in accordance with their equity value, plus a specific segment comprising those whose credit risk is associated only with federal government, and within this classification, limits of concentration by group and by institution are set:

Group	Equity	Limit per bank (% of equity) (1) (2)
		AAA	AA	A	BBB
Federal Risk	-	10%	10%	10%	10%
A1	Equal or over R$10 billion	9%	8%	7%	6%
A2	Between R$5 billion and R$10 billion	8%	7%	6%	5%
A3	Between R$2 billion and R$5 billion	7%	6%	5%	4%
A4	Between R$800 million and R$2 billion	6%	5%	4%	-

1.	The percentage assigned to each bank depends on individual assessment of indicators, e.g. liquidity, and quality of the credit portfolio.
2.	When the institution has different ratings from different risk rating agencies, the rating that is most favorable for the institution is taken into account.

Further to these points, CEMIG also sets two concentration limits:

1.	No bank may have more than 30% of the Group’s portfolio.
2.	The banks in the ‘Federal risk’, ‘A1’ and ‘A2’ groups must concentrate at least 50% of the total of the funds available, comprising investments held in the Investment Funds and in the own portfolio, excluding public securities.

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

ANNUAL REPORT AND FORM 20-F | 2022	Page F-130

CONTENTS

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

The efficiency criteria for continuity of supply and for economic and for financial management, required to maintain the distribution concession, were met in the year ended December 31, 2022.

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

Accounting policy

Financial instruments are classified, at initial recognition, as measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through income or loss, depending on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them.

Fair value through income or loss: this includes the concession financial assets related to energy and gas distribution segment infrastructure. The financial assets related to energy distribution infrastructure are measured at the expected New Replacement Value (Valor Novo de Reposição, or ‘VNR’), as defined in the concession contract, which represent the fair value of the residual value of the infrastructure as of the balance sheet date. The financial assets related to gas distribution infrastructure are measured based on the fair value of the indemnity established in the concession contract.

The Company recognize a financial asset resulting from a concession contract when it has an unconditional contractual right to receive cash or another financial asset from, or under the direction of the grantor for the services of construction and maintenance of the infrastructure.

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

Derivative financial instruments (Swap transactions and call spread): CEMIG GT, maintains derivative instruments to manage its exposure to the risks of changes in foreign currency exchange rates that are recognized initially at their fair value and the related transaction costs are recognized in the statement of income when they are incurred. After the initial recognition, derivatives are measured at fair value and changes in fair value are recorded in the statement of income.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-131

CONTENTS

Derivative financial instruments (Put options) - The options to sell to CEMIG GT units of the FIP Melbourne and FIP Malbec funds (‘the SAAG PUT’) were measured at fair value using the Black-Scholes-Merton (BSM) method until the exercising date of the options, that occurred in 2020.

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

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate (EIR). Gains and losses are recognized in income or loss when the asset is derecognized, modified or impaired.

32.	DISPOSAL OF EQUITY INTEREST

CEMIG GT’s interest in Renova disposal process

On November 11, 2021, the Company signed a Share Purchase Agreement with AP Energias Renováveis Fundo de Investimento em Participações Multiestratégia, an Angra Partners’ investment vehicle, administered and managed by Mantiq Investimentos Ltda, including the sale of the whole equity interest held in Renova S.A. - In-Court Supervised Reorganization (‘Renova’) and the assignment, for consideration, of all credits owed to the Company by Renova Comercializadora de Energia S.A. - In-Court Supervised Reorganization, for total consideration of R$60 and establishes the Company right to an earn-out, depending on certain future events.

According with the agreement the closing of the transaction was subject to compliance with certain precedent conditions, including prior approval by the grantor authorities, the creditors holding asset guarantees listed in Renova’s Court-Supervised Reorganization Plan and the counterparties in certain commercial contracts.

The equity interest held in Renova, which carrying amount since December 31, 2018 is zero due to the equity deficit, was classified as an asset held for sale, according to IFRS 5 - Non-current Asset held for Sale and Discontinued Operation, at the fourth quarter of 2021, in view of the high probability of conclusion of its plan for sale, especially after approval by the competent governance body, which preceded signature of the instrument.

Conclusion of the sale transaction

On May 5, 2022, the Company concluded the sale of its entire equity interest held in Renova, as well as the assignment, for consideration, of all credits owed to the Company by Renova for a total consideration of R$60, with a right to receive an earn out subject to certain future events, as provided in Share Purchase Agreement (‘the Agreement’) entered into with AP Energias Renováveis Fundo de Investimento em Participações Multiestratégia on November 11, 2021.

Disposal process of CEMIG's equity participation in Ativas

On November 16, 2022, the Company entered into a share purchase and sale agreement and other agreements for the sale of 19.6% of its equity interest in Ativas Data Center S.A. (‘Ativas’) to Sonda Procwork Informática Ltda.

On December 28, 2022, the Company concluded the sale of all its equity interest held in Ativas to Sonda.

The amount disbursed by Sonda was R$60.02, paid by offsetting: (i) a loan agreement between CEMIG and Sonda in the amount of R$57.58 and (ii) the balance of compensation owed by CEMIG to Sonda in the amount of R$2.44.

The results of Ativas were presented in investee segment.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-132

CONTENTS

Disposal process of CEMIG's equity participation in Axxiom

On December 22, 2022, the Company entered into a Stock Purchase and Other Agreements (‘CCVA’) for the sale of 49.0% of its equity interest in Axxiom Soluções Tecnológicas S.A. (‘Axxiom’) to Light S.A. (‘Light’), which holds the remaining 51.0% interest.

The CCVA is subject to certain conditions precedent, which must be met in the coming months. The CCVA has a symbolic payment by Light of R$1.00 (one Brazilian real), with the settlement of Axxiom's assets and liabilities.

This transaction is in line with the Company's Strategic Planning, which foresees the divestment of assets that do not adhere to the CEMIG Group's core activities.

Axxiom's results are presented in the Participations and Holding segment.

Axxiom, which is presented as an asset held for sale, does not meet the definition of a discontinued operation by IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations. There are no accumulated gains or losses included in other comprehensive income related to this held for sale investment.

The balance of the investment in associate Axxiom was reduced to zero during 2022, as per Note 16. Accordingly, there are no amounts presented in the balance sheet as assets held for sale.

Accounting policy

The Company classify a non-current asset as held for sale when its carrying amount will be recovered principally through a sale transaction rather than through continuing use. They are measured at the lower of their carrying amount and fair value net of selling expenses. Selling expenses are represented by the incremental expenses directly attributable to the sale, excluding financial expenses and income taxes. Assets and liabilities classified as held for sale are presented separately as current items in the balance sheet.

Components that have been written off or are classified as held for sale and represent a major line of business or geographical area of operations, as well as those that are an integral part of a single coordinated plan for the sale of a separate major line of business or geographical area of operations or represent a subsidiary acquired exclusively for the purpose of sale, are classified as discontinued operations.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount in income after taxes.

33.	COMMITMENTS

The Company has contractual obligations and commitments that include, mainly purchase of energy from Itaipu, as follows:

	2023	2024	2025	2026	2027	2028 onwards	Total
Purchase of energy from Itaipu	1,819	1,819	1,819	1,819	1,819	36,375	45,470
Purchase of energy - auctions	3,886	3,932	3,524	3,808	3,631	54,111	72,892
Purchase of energy - ‘bilateral contracts’	488	489	310	99	19	59	1,464
Quotas of Angra 1 and Angra 2	375	378	377	377	379	7,583	9,469
Transport of energy from Itaipu	201	222	222	221	221	3,305	4,392
Other energy purchase contracts	5,543	5,044	4,486	4,086	3,967	28,212	51,338
Physical quota guarantees	828	777	704	634	535	11,153	14,631
Total	13,140	12,661	11,442	11,044	10,571	140,798	199,656

34.	PARLIAMENTARY COMMITTEE OF INQUIRY (‘CPI’)

On June 17, 2021, the Legislative Assembly of Minas Gerais has established a Parliamentary Committee of Inquiry (‘CPI’) to investigate management acts of CEMIG since 2019. The CPI was empowered to investigate the facts that were the basis for

ANNUAL REPORT AND FORM 20-F | 2022	Page F-133

CONTENTS

the request for its establishment, and by means of requirements, the CPI requested various information and documents related mainly to people management and procurement processes, which were fully met by the Company in compliance with the stipulated deadlines.

On February 18, 2022, the CPI approved its final report, to be submitted to the Public Attorneys’ Office of Minas Gerais State, and other public control bodies, for assessment of what further submissions of it should be made. So far there are not known to be any potential accusations that might take place by reason of the results indicated by the CPI.

The Company carries out regular internal audits; and based on the results identified to date, no material impacts on the financial statements for 2022, nor for prior fiscal year, have been identified.

35.	SUBSEQUENT EVENTS

Gasmig - Tariff adjustment, and Extraordinary Tariff Review

On January 25, 2023, the States Economic Development Secretariat (SEDE/MG) approved the tariff adjustment for Gasmig with effect from February 1, 2023, containing the tariff adjustments that represent a reduction of the average values between 9.19% and 10.71%, according to consumption ranges and tariff categories. The highest reduction was in the GNV category, because of Gasmig's efforts to make average margins more flexible to ensure the competitiveness of natural gas with substitute energy sources. On April 25, 2023, was published by SEDE/MG the Resolution 10, with effect from May 1, 2023, containing the tariff adjustments that represent a reduction of the average values between 4.74% and 8.34%, according to consumption ranges and tariff categories.

Disposal process of 15 Small Hydro Plant (SHP, or Pequena Central Hidrelétrica - PCH)/ Hydropower Generating Plants (CGH)

On March 17, 2023 the invitation and tender were published for a public auction to sell 15 small hydroelectric generation plants and units (PCHs and CGHs), 12 owned by CEMIG GT and 3 by its wholly-owned subsidiary Horizontes. The minimum price for the single lot of these assets is R$ 48. The auction is scheduled for August 10, 2023.

Generation plant	Ledger	Beginning of the operation	Installed capacity (MW)	Physical guarantee (MWm)	Commercial Operation Status	Site
CEMIG GT
CGH Bom Jesus do Galho	Registry	1931	0.36	0.13	Out of operation	Minas Gerais
CGH Xicão	Registry	1942	1.81	0.61	In operation	Minas Gerais
CGH Sumidouro	Registry	1954	2.12	0.53	In operation	Minas Gerais
PCH São Bernardo	Concession	1948	6.82	3.42	In operation	Minas Gerais
CGH Santa Marta	Registry	1944	1.00	0.58	In operation	Minas Gerais
CGH Santa Luzia (1)	Registry	1958	0.70	N/A	In operation	Minas Gerais
CGH Salto Morais	Registry	1957	2.39	0.60	In operation	Minas Gerais
PCH Rio de Pedras	Concession	1928	9.28	2.15	In operation	Minas Gerais
CGH Pissarrão	Registry	1925	0.80	0.55	In operation	Minas Gerais
CGH Lages (1)	Registry	1955	0.68	N/A	In operation	Minas Gerais
CGH Jacutinga	Registry	1948	0.72	0.57	In operation	Minas Gerais
CGH Anil	Registry	1964	2.06	1.10	In operation	Minas Gerais
Horizontes
CGH Salto do Paraopeba	Authorization	1955	2.46	2.21	Out of operation	Minas Gerais
CGH Salto Passo Velho	Authorization	2001	1.80	1.64	In operation	Santa Catarina
PCH Salto Voltão	Authorization	2001	8.20	7.36	In operation	Santa Catarina

ANNUAL REPORT AND FORM 20-F | 2022	Page F-134

CONTENTS

This disposal aims to comply with the directives of the Company’s strategic planning, in optimizing its portfolio of assets, seeking to improve operational efficiency and allocation of capital.

Disposal of stockholding interest – Mesa

On March 20, 2023 the Company completed the sale to Furnas Centrais Elétricas S.A of the whole of its direct and indirect stockholding interests in Mesa, equivalent to 7.53% of the share capital of that investee, which is the controlling stockholder of Santo Antônio Energia S.A. (SAE), for R$55.

With the conclusion of the sale, Furnas undertook to assume the guarantees given by CEMIG and CEMIG GT to the Brazilian Development Bank (BNDES) and other creditors, under agreements for financing of SAE, and to hold CEMIG and CEMIG GT harmless from any obligation relating to these guarantees, up to the time when these obligations are effectively assumed by Furnas.

This disposal is part of the execution of CEMIG’s disinvestment program, with the aim of redirecting management efforts and allocation of capital to the State of Minas Gerais.

Declaration of Interest on Equity

On March 22, 2023, the Executive Board, upon authorization of the Board of Directors, approved the declaration of interest on equity relative to fiscal year 2023 in the amount of R$424 million, to be paid in two equal installments, the first up to June 30, 2024 and the second up to December 30, 2024, being entitled to the shareholders whose names are registered in the Book of Registered Shares on March 27, 2023. The Executive Board is responsible for determining the places and processes for payment and imputing of interest on equity to the mandatory dividends for 2023, in a proposal to be submitted to the General Meeting.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-135

CONTENTS

Share Purchase Agreement to disposal of CEMIG GT’s interest in Retiro Baixo and Baguari

On April 14, 2023, CEMIG GT signed the Share Purchase Agreement with Furnas Centrais Elétricas S.A. to sell its whole equity interest held in Retiro Baixo Energia S.A. and Baguari Energia S.A, under the following conditions: (i) For total consideration of R$200, the whole equity interest held in Retiro Baixo by CEMIG GT, corresponding to 49.9% of the Retiro Baixo share capital, which explores the Retiro Baixo Hydroelectric Plant, located in Minas Gerais, with total installed capacity of 81.1 MW and guaranteed offtake level of 34.8 MW; and (ii) For total consideration of R$393, the indirect participation in the UHE Baguari Consortium, which explores Baguari Hydroelectric Plant, located in Minas Gerais, with total installed capacity of 140.0 MW and guaranteed offtake level of 81.9 MW, corresponding to 69.38% of the Baguari Energia share capital (information of MW not audited).

The amounts will be updated by the CDI rate, at 100%, from December 31, 2022, to the date of payment, at the transaction closing. The shares transfers are subject to the fulfillment of conditions precedent, including the approval of the Brazilian Antitrust Authority (‘CADE’) and the Brazilian grantor (through the regulator ANEEL).

After the Share Purchase Agreement was signed, in April 2023, the assets were classified as held for sale in the first quarter of 2023 , measured at it carrying amount, according to item 15 of IFRS 15. Thus, there was no impact in profit or loss.

Put option - SAAG

As detailed in Explanatory Note 31.b., the controlled entity CEMIG GT signed option contracts with private pension entities that participate in the investment structure of SAAG.

On February 7, 2023, the decision of the arbitration proceeding was released, condemning CEMIG GT to full payment of the exercise price of the options included in the contracts.

On May 8, 2023, the Company signed an Agreement with Private Pension Fund in the amount of R$781, paid by Cemig GT on May 12, 2023. As a consequence of the agreement, Cemig GT acquire the shares then held by the Funds, with the book value of R$50.

Issuance of debentures – Cemig D

On May 15, 2023 CEMIG D announced the launch of an offering of R$ 2 billion of debentures, to be guaranteed by the Company.

ANNUAL REPORT AND FORM 20-F | 2022	Page F-136