Form 20-F/A
period 2022-12-31
ENERGY CO OF MINAS GERAIS
filed 2023-07-27
CIK 1157557

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes ☐ No ☒

EXPLANATORY NOTE

On May 16, 2023, Companhia Energética de Minas Gerais – CEMIG (the “Company”) filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “Original Form 20-F”) with the U.S. Securities and Exchange Commission. This Amendment No. 1 (the “Amendment”) amends the Original Form 20-F solely to update “Item 19 – Exhibits” by replacing Exhibit 13.1 (Chief Executive Officer Certificate pursuant to 18 U.S.C. Section 1350) and Exhibit 13.2 (Chief Officer for Finance and Investor Relations Certificate pursuant to 18 U.S.C. Section 1350). Due to a typographical error in Exhibit 13.1 and Exhibit 13.2 included in the Original Form 20-F, we referenced our Annual Report for the fiscal year ended December 31, 2021, rather than for the fiscal year ended December 31, 2022. Accordingly, this Amendment includes the updated certifications and an updated signature page.

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

Risks Relating to the Company’s Business

•	We are not certain whether new concessions or authorizations, as applicable, will be obtained, nor that our present concessions or authorizations will be extended on terms similar to those currently in effect, nor that any compensation we receive in the event of non-extension will be sufficient to cover the full value of our investment.
•	Our subsidiaries might suffer intervention by Brazilian public authorities to ensure adequate levels of service or be sanctioned by ANEEL for non-compliance with their concession agreements, or the authorizations granted to them, which could result in fines, other penalties and/or, depending on the severity of the non-compliance, legal termination of concession agreements or revocation of authorizations.
•	We are subject to extensive and governmental legislation and regulation which may be subject to change, and any changes to such legislation and regulation could have a material adverse effect on our business, results of operations and financial condition.
•	Changes in Brazilian tax law or conflicts regarding its interpretation may adversely affect us.
•	We are subject to restrictions on our ability to make capital investments and to incur indebtedness, which could adversely affect our business, results of operations and financial condition.
•	A reduction in our credit risk rating or in Brazil’s sovereign credit ratings could adversely affect the availability of new financing and increase our cost of capital.
•	Disruptions in the operation of, or deterioration of the quality of, our services, or those of our subsidiaries, could adversely affect our business, operating results and financial condition.
•	We have a considerable amount of debt, and we are exposed to limitations on our liquidity – a factor that might make it more difficult for us to obtain financing for investments that are planned and might negatively affect our financial condition and our results of operations.
•	Our strategy for maximizing value for CEMIG’s shareholders depends on external factors that could impede its successful implementation.
•	We may be unable to implement our long-term strategic plans within the desired timeframe, or without incurring unforeseen costs, which could have adverse consequences for our business, results of operations and financial condition.
•	The operating and financial results of our subsidiaries, jointly controlled entities and affiliates, non-controlling or from any companies which we may acquire in the future, may negatively affect our strategies, operating results and financial condition.
•	Delayed completion of construction projects or late capitalization of new investments in our generation, transmission and distribution companies could adversely affect our business, operating results and financial condition.
•	The level of default by our customers could adversely affect our business, operating results and/or financial condition, as well as those of our subsidiaries.
•	CEMIG D’s (Cemig Distribuição S.A or Cemig D) economic and financial sustainability is directly related to the effectiveness of the actions to control energy losses, and the regulatory limits established for it. If CEMIG D fails in successfully controlling energy loss, its business, operations, profit and financial condition could be substantially and adversely affected.
•	Dams are part of the critical and essential infrastructure in the Brazilian energy sector. Dam failures can cause serious damage to affected communities and to the Company.
•	We might be held responsible for impacts on our own workforce, on the population and the environment, due to accidents related to our generation, transmission and distribution systems and facilities.

ANNUAL REPORT AND FORM 20-F | 2022	8

•	Requirements and restrictions imposed by environmental agencies might require the Company to incur additional costs.
•	Cyberattacks, or violation of the security of our data might lead to an interruption of our operations, or a leak of confidential information either of the Company, or of our customers, third parties or interested parties, might cause financial losses, legal exposure, damage to reputation or other severe negative consequences for the Company.
•	Failures in the security of our databases containing customer personal data, as well as events related to non-compliance with data privacy and protection legislation may have an adverse effect on our business, results of operations and reputation.
•	Increases in energy generated by distributed generation (‘MMGD’) in Cemig D's concession area could cause an imbalance in its cash flows and financial results.
•	Increases in energy purchase prices could cause an imbalance in CEMIG D’s cash flows.
•	Brazil’s supply of energy is heavily dependent on hydroelectric plants, which in turn depends on climatic conditions to produce energy. Adverse hydrological conditions that result in lower generation of hydroelectric power could adversely affect our business, results of operations and financial condition.
•	The rules for energy trading and market conditions may affect the sale prices of energy.
•	The anticorruption investigations currently in progress in Brazil, which have had large-scale public exposure, and any allegations against, or anticorruption investigations of CEMIG, may have adverse effects on the perception of Brazil, as well as on our business, financial conditions and results of operations.
•	We may be exposed to behaviors that are incompatible with our standards of ethics and compliance, and we might be unable to prevent, detect or remedy them in time, which might cause material adverse effects on our business, results of operations, financial condition and reputation.
•	A member of our board of directors is party to judicial proceedings.
•	The multiple uses of water and the various interests related to this natural resource might give rise to conflicts of interest between CEMIG and the society, which might cause losses to our business, results of operations or financial condition.
•	We are controlled by the government of the State of Minas Gerais, which might have interests that are different from the interests of our other investors, or even of the Company.
•	Our processes of governance, risk management, compliance and internal controls might fail to avoid regulatory penalties, damages to our reputation, or other adverse effects on our business, results of operations or financial condition.
•	Potential shortages of skilled personnel in operational areas could adversely affect our business and results of operations.
•	Our ability to distribute dividends is subject to limitations.
•	ANEEL has discretion to establish the rates that distributors charge their customers. These rates are determined by ANEEL in such a way as to preserve the economic and financial balance of concession contracts entered into with the Federal Union.
•	ANEEL through concessions contracts establish the Permitted Annual Revenue (Receita Anual Permitida or ‘RAP’) of our transmission companies; if any adjustments result in a reduction of the RAP, this could have a material adverse effect on our results of operations and financial condition.
•	We have strict liability for any damages caused to third parties resulting from inadequate provision of energy services.
•	We may incur losses and reputational damage in connection with pending litigation.
•	Environmental regulations require us to perform environmental impact studies on future projects and obtain regulatory permits.
•	We operate without insurance policies against catastrophes and third-party liability.
•	The insurance contracted by us might be insufficient to reimburse costs of damage.

ANNUAL REPORT AND FORM 20-F | 2022	9

•	Strikes, work stoppages or labor unrest by our employees or by the employees of our suppliers or contractors could adversely affect our results of operations and our business.
•	A substantial portion of the Company’s assets is tied to the provision of public services and would not be available for attachment as collateral for the enforcement of any court decision.
•	Climate change can have significant impacts on our distribution, generation and transmission activities.
•	The outbreak of disease and health epidemics, such as the Covid-19 pandemic, could adversely affect our business, operational results and financial condition.
•	The continuing impact of the ongoing military conflict between Russia and Ukraine, or any widening of the conflict, may have a material adverse effect on the global economy, certain material and commodity prices and potentially on our business.

Risks Relating to Brazil

•	Political and economic instability in Brazil could have effects on the economy and affect us.
•	The Brazilian Federal Government has exercised, and continues to exercise, significant influence on the Brazilian economy. Political and economic conditions can have a direct impact on our business, financial condition, results of operations and prospects.
•	The stability of the Brazilian Real is affected by its relationship with the U.S. dollar, inflation and Brazilian Federal Government policy regarding exchange rates. Our business could be adversely affected by any recurrence of volatility affecting our foreign currency-linked receivables and obligations as well as increases in prevailing market interest rates.
•	Inflation and certain government measures aimed to control it might contribute significantly to economic uncertainty in Brazil and could have a material adverse effect on our business, results of operations, financial condition and the market price of our shares.

Risks relating to the Preferred and Common Shares, and the Preferred and Common ADSs

•	Instability of the exchange rate could adversely affect the value of remittances of dividends outside Brazil, and the market price of the ADSs.
•	Changes in economic and market conditions in other countries, especially Latin American and emerging market countries, may adversely affect our business, results of operations and financial condition, as well as the market price of our shares, preferred ADSs and common ADSs.
•	The relative volatility and illiquidity of the Brazilian securities market may adversely affect our shareholders.
•	Holders of the preferred and common ADSs, and holders of our shares, may have different shareholders’ rights than holders of shares in U.S. companies.
•	Exchange controls and restrictions on remittances from Brazil might adversely affect holders of preferred and common ADSs.
•	Foreign shareholders may be unable to enforce judgments given in non-Brazilian courts against the Company, or against members of its Board of Directors or Executive Board.
•	Exchange of preferred ADSs or common ADSs for underlying shares may have adverse consequences.
•	An investor of our common shares or preferred shares and common or preferred ADSs might be unable to exercise preemptive rights and tag-along rights with respect to our shares.
•	Judgments of Brazilian courts with respect to our shares will be payable only in Reais.
•	Sales of a substantial number of shares, or the perception that such sales might take place, could adversely affect the prevailing market price of our shares, or of the preferred or common ADSs.
•	The preferred shares and preferred ADSs generally do not have voting rights, and the common ADSs can only be voted by proxy by providing voting instructions to the depositary.
•	Future equity issuances may dilute the holdings of current holders of our shares or ADSs and could materially affect the market price for those securities.

ANNUAL REPORT AND FORM 20-F | 2022	10

•	The Brazilian Government may assert that the ADS taxation for Non- Resident Holders shall be payable in Brazil.

ANNUAL REPORT AND FORM 20-F | 2022	11

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information
A.	[Reserved]

Not applicable.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

ANNUAL REPORT AND FORM 20-F | 2022	12

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

ANNUAL REPORT AND FORM 20-F | 2022	13

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

ANNUAL REPORT AND FORM 20-F | 2022	17

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

ANNUAL REPORT AND FORM 20-F | 2022	19

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

ANNUAL REPORT AND FORM 20-F | 2022	20

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

ANNUAL REPORT AND FORM 20-F | 2022	21

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

ANNUAL REPORT AND FORM 20-F | 2022	22

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

ANNUAL REPORT AND FORM 20-F | 2022	23

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

ANNUAL REPORT AND FORM 20-F | 2022	24

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

ANNUAL REPORT AND FORM 20-F | 2022	25

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

ANNUAL REPORT AND FORM 20-F | 2022	26

Governance Institute (Instituto Brasileiro de Governança Corporativa, or ‘IBGC’) and the framework of the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’). Furthermore, due to the majority interest held by the State Government in our shareholding structure, we are required to contract the greater part of our works, services, advertising, purchases, disposals and rentals, through competitive bidding processes and administrative contracts, which are ruled by the Tenders Law, State Companies Law and other complementary legislation.

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

ANNUAL REPORT AND FORM 20-F | 2022	27

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

ANNUAL REPORT AND FORM 20-F | 2022	28

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

ANNUAL REPORT AND FORM 20-F | 2022	29

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

ANNUAL REPORT AND FORM 20-F | 2022	30

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

The Brazilian Federal Government frequently intervenes in the country’s economy and occasionally makes significant changes in monetary, fiscal and regulatory policy. Our business, results of operations and financial condition may be adversely affected by changes in government policies, as well as other factors including, without limitation:

•	Fluctuations in the exchange rate;
•	Regulatory policy for the energy sector;
•	Inflation;
•	Changes in interest rates;
•	Fiscal policy;
•	Other political, diplomatic, social and economic developments which may affect Brazil or the international markets;

ANNUAL REPORT AND FORM 20-F | 2022	31

•	Liquidity of the domestic markets for capital and loans;
•	Development of the energy sector;
•	Controls on foreign exchange and restrictions on remittances out of the country; and/or
•	Limits on international trade.

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

ANNUAL REPORT AND FORM 20-F | 2022	32

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

ANNUAL REPORT AND FORM 20-F | 2022	33

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

ANNUAL REPORT AND FORM 20-F | 2022	34

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

ANNUAL REPORT AND FORM 20-F | 2022	35

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

ANNUAL REPORT AND FORM 20-F | 2022	39

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

This plan aims to accelerate Cemig's transformation and has the following fundamentals: customer satisfaction, 100% digital (digital transformation), seek maximum efficiency, value creation and agile management with security. The principal guidelines and directives include the following:

•	IT: Digitize CEMIG enabling efficiency gain and increased analytical power in business;
•	HR and Corporate Services: Ensure the achievement of results prioritizing the well-being of collaborators;
•	Purchasing and Logistics: Enable the execution of the strategy with modern model of hiring;

ANNUAL REPORT AND FORM 20-F | 2022	40

•	Legal: Transform management of legal, labor and tax expenses liabilities;
•	Regulatory: Act proactively with government agencies to capture value arising from regulatory issues;
•	Communication: Enhance image and relationship with stakeholders and municipalities of MG;
•	Financial: Enable the execution of investments, making use of a healthy leverage;
•	Control and Integrity: Manage corporate risks and ensure institutional compliance with laws and ethics;
•	Innovation: Explore new avenues of growth from the transformation of the sector and development of technologies;
•	ESG: Keep the company socially conscious, sustainable and properly managed;
•	Culture: Consolidate a bold organizational culture, creating a safe, meritocratic, diverse and inclusive environment that allows us to achieve sustainable business results and ensure the satisfaction of our customers in a competitive market.

Capital Expenditures

Capital expenditures for the years ended December 31, 2022, 2021 and 2020 in millions of Reais, were as follows:

Year ended December 31,	2022	2021	2020
Distribution network	2,777	1,553	1,319
Power Generation	19	157	58
Transmission network	299	242	153
Others (1)	404	118	68
Total capital expenditures (2)	3,499	2,069	1,599
(1)	Includes investments in infrastructure and other.
(2)	The capital expenditures are presented in our Consolidated Statement of Cash Flow mainly on account lines related to Contractual assets, acquisition of equity investees, capital contributions in investees, PP&E, acquisition of subsidiaries and intangible assets.

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

ANNUAL REPORT AND FORM 20-F | 2022	41

Cemig’s Electric Energy Balance

(GWh)	2022	2021	2020
RESOURCES	98,551	84,716	82,552
Energy generated by CEMIG	5,547	3,633	7,132
Energy generated by Sá Carvalho	284	326	420
Energy generated by Horizontes	20	51	53
Energy generated by CEMIG PCH	70	74	75
Energy generated by Rosal Energia	348	338	389
Energy generated by SPE	1,050	731	1,011
Energy generated by Poço Fundo	69	16	-
Energy purchased from Itaipu	5,596	5,580	5,835
Energy purchased from CCEE and other companies	85,567	73,967	67,637

REQUIREMENTS	98,551	84,716	82,552
Energy delivered to final customers	49,498	46,120	39,026
Energy delivered by Sá Carvalho	472	472	522
Energy delivered by Horizontes	88	87	85
Energy delivered by CEMIG PCH	121	120	121
Energy delivered by Rosal Energia	244	214	249
Energy delivered by SPEs	830	1,111	940
Energy delivered by Poço Fundo	75	11	-
Energy delivered to the CCEE and other companies	34,685	29,864	34,597
Losses (1)	12,538	6,717	7,012
(1)	Discounting the losses attributed to generation (484 GWh in 2022) and the internal consumption of the generating plants.

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

Revenue Sources

The following table illustrates the revenues attributable to each of our principal revenue sources, in millions of Reais, for the periods indicated:

Year ended December 31,	2022	2021	2020
Revenue from supply of energy	30,158	29,619	26,432
Revenue from use of the energy distribution systems – TUSD	3,685	3,448	3,022
CVA (compensation for changes in ‘Parcel A’ items) and Other financial components	(1,147)	2,146	455
Financial component arising from PIS/Pasep and Cofins taxes refunded to customers– realization	2,360	1,317	266
Transmission revenue
Transmission operation and maintenance revenue	413	355	280

ANNUAL REPORT AND FORM 20-F | 2022	43

Transmission construction revenue	407	252	201
Interest revenue arising from the financing component in the transmission contract asset	575	660	438
Generation indemnity revenue	47	-	-
Construction revenues	3,246	1,852	1,436
Adjustment to expectation of cash flow from the indemnifiable financial asset of the distribution concession	39	54	16
Revenue from financial adjusting of the Concession Grant Fee	467	523	347

Transactions with energy on the CCEE	183	1,157	154
Mechanism for the sale of surplus	453	453	234
Supply of gas	4,529	3,470	2,011
Fine for violation of service continuity indicator	(94)	(70)	(51)
Recovery of PIS/Pasep and Cofins taxes credits over ICMS	-	154	-
PIS/Pasep and Cofins credits to be refunded to consumers	(830)	-	-
Other operating revenues	2,658	1,935	1,709
Deductions on revenue	(12,686)	(13,679)	(11,722)
Total net revenues	34,463	33,646	25,228

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

The following are companies in which CEMIG GT owns 100% of the equity:

•	CEMIG Geração Camargos S.A., CEMIG Geração Itutinga S.A., CEMIG Geração Leste S.A., CEMIG Geração Oeste S.A., CEMIG Geração Salto Grande S.A., CEMIG Geração Sul S.A. and CEMIG Geração Três Marias S.A.; CEMIG GT incorporated these companies in 2016 to hold the concession contracts for 18 hydroelectric plants won in the auction the year before. The total installed generation capacity secured to CEMIG GT’s portfolio was 699.6 MW;
•	CEMIG PCH S.A. – Independent power producer, operating the Pai Joaquim small hydroelectric power plant;
•	Horizontes Energia S.A. – An independent power producer, operating the Machado Mineiro SHP in Minas Gerais; and the Salto do Voltão and Salto do Passo Velho hydroelectric plants, in the State of Santa Catarina;

ANNUAL REPORT AND FORM 20-F | 2022	44

•	Rosal Energia S.A. – Concession holder operating the Rosal hydro plant, on the border between the States of Rio de Janeiro and Espírito Santo;
•	Sá Carvalho S.A. – Production and sale of energy as a public energy service concession holder, through the Sá Carvalho hydroelectric power plant;
•	Cemig Geração Poço Fundo S.A. – Independent power producer, operating the Poço Fundo small hydro power plant, in Minas Gerais state, which assets were transferred from Cemig GT.

The generation companies in which CEMIG GT has joint control are:

•	Aliança Geração de Energia S.A. (45%) – Platform of growth and consolidation of generation assets held by CEMIG GT and Vale (55%). The assets involved in the formation of the Aliança include the Aimorés and Funil hydroelectric plants and the following generation consortia: Porto Estrela, Igarapava, Capim Branco I, Capim Branco II and Candonga. In addition to the hydroelectric plants in operation, there are four wind plants, which compose the Complexo Eólico Santo Inácio in northeastern Brazil. The company has installed capacity of 1,257 MW in operation, and will be responsible for investments in future projects of energy generation;
•	Aliança Norte Energia Participações S.A. (49%) – together with Vale (51%), the company holds participation of 9% of Norte Energia S.A., holder of the concession to operate the Belo Monte hydroelectric plant, corresponding to an indirect equity interest of 4.41% and representing an installed capacity of 495 MW;
•	Amazônia Energia Participações S.A. (49% of voting share, 74.5% of total capital) – Owned jointly with Light (25.5%), holds 9.77% of Norte Energia S.A., representing an installed capacity of 818 MW indirectly held by CEMIG GT;
•	Baguari Energia S.A. (69.39%) – The Company operates the Baguari Hydroelectric Plant through the Baguari Hydro Plant Consortium, together with Furnas Centrais Elétricas S.A. (30.61%). Baguari Energia S.A. owns 49% of the plant in partnership with Neoenergia, which owns the remaining 51%, through Baguari I Geração de Energia Elétrica;
•	Retiro Baixo Energética S.A. (49.9%) – Holds the concession for the operation of the hydroelectric power plant Retiro Baixo, located in the lower course of the Paraopeba River in the State of Minas Gerais, which has installed capacity of 82 MW and assured energy of 34.08 MW;
•	Hidrelétrica Cachoeirão S.A. (49%) – An independent power producer operating the Cachoeirão SHP, located at Pocrane, in the State of Minas Gerais. The other 51% is held by Santa Maria Energética;
•	Hidrelétrica Pipoca S.A. (49%) – An independent power producer that built and operates the Pipoca SHP, on the Manhuaçu River, in the municipalities of Caratinga and Ipanema, in the State of Minas Gerais. The other 51% is held by Asteri Energia S.A.;
•	Paracambi Energética S.A. (was denominated Lightger S.A up to October 2022) (49%) – Independent power producer, formed to build and operate the Paracambi SHP (or PCH), on the Ribeirão das Lages river in the county of Paracambi, in the state of Rio de Janeiro. The remaining 51% shareholding is owned by Light;
•	Guanhães Energia S.A. (49%) – Guanhães Energia S.A. is jointly-controlled entity, which has four wholly-owned subsidiaries – PCH Dores de Guanhães S.A., PCH Senhora do Porto S.A., PCH Jacaré S.A. and PCH Fortuna II S.A.. Guanhães Energia S.A. is engaged in commercial operation of these four SHPs. Three of them – Dores de Guanhães, Senhora do Porto and Jacaré – are in the municipality of Dores de Guanhães; and one, Fortuna II, is in the municipalities of Virginópolis and Guanhães, all in the State of Minas Gerais. In July 2021, the project reached its 44 MW aggregate installed capacity;
•	Queimado Hydroelectric Power Plant – CEMIG GT holds an 82.5% interest in this entity and our partner in this project is CEB Participações S.A. (‘CEBPar’), a subsidiary of Companhia Energética de Brasília (‘CEB’), which owns 17.5% equity interest in the plant.

Wind Farms

Wind farms have become one of the most promising power generation sources in Brazil. In addition to their low environmental impact, this source of energy is completely renewable and widely available in Brazil, according to numerous studies of potential wind power. Its rapid technical development over recent decades has successfully reduced costs per

ANNUAL REPORT AND FORM 20-F | 2022	45

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

ANNUAL REPORT AND FORM 20-F | 2022	46

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

The tables below present operational information on the transmission capacity of the joint venture (subsidiaries and affiliates transmission CEMIG), proportional to the equity interest held by the CEMIG Group in each case, on the dates indicated:

	Transmission Network Extension in Miles as of December 31,
Voltage of Transmission Lines	2022	2021	2020
>525 kV	168	70	70
500 kV	1,370	799	740
440 kV	109	68	68
345 kV	33	67	67
230 kV	675	377	367
Total	1,463	1,381	1,312

ANNUAL REPORT AND FORM 20-F | 2022	47

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

Further, Cemig is always in the vanguard of projects that enhance techniques for mitigation of impacts and restoration of habitats. In 2022, we had nine projects in progress:

•	R&D Project 511 – Study to Investigate Chronic Fish Deaths at Cemig Group Generation Plants (Projeto de Pesquisa para Investigar Mortes Crônicas de Peixes em Usinas do Grupo Cemig): This research study aims to reduce fish deaths linked to operation of the hydroelectric plants by obtaining data to answer various questions necessary for understanding of them, and lead to proposals for substantive solutions.
•	R&D Project 602 – Strategies to Hasten Ecological Succession in Degraded Areas the Emborcação Hydroelectric Plant: Ecological Services in Favor of Environmental Restoration (Estratégias para Acelerar a Sucessão Ecológica em Áreas Degradadas no Entorno da UHE Emborcação: Serviços Ecológicos em Favor da Restauração Ambiental): This project, in progress at the Emborcação Hydroelectric Plant, aims to propose and test techniques for recovery of degraded areas by installation of ecological succession islands, to attract forest fauna and create conditions for native flora to re-establish.
•	R&D Project 607 – Smart Monitoring of Water Quality in Hydroelectric Reservoirs through Development of a Photogrammetry Algorithm (Monitoramento Inteligente da Qualidade da Água em Reservatórios Hidrelétricos através do Desenvolvimento de um Algoritmo Fotogramétrico): This project aims to develop methods for remote analysis and monitoring of water quality in the Cemig Group’s reservoirs, using drones and satellite images to complement traditional monitoring and provide data on a more practical and rapid basis.
•	R&D Project 610 – Ecological Integrity of Marginal Lakes for Conservation of Biodiversity of the São Francisco River (Integridade Ecológica de Lagoas Marginais para Conservação da Biodiversidade do Rio São Francisco): This project is to measure the ecological integrity of the marginal lakes of the upper São Francisco River, including

ANNUAL REPORT AND FORM 20-F | 2022	61

actions to manage integrated operation of the Três Marias hydroelectric plant, with a view to conservation of biodiversity, especially fish species.

•	R&D Project 611 – Decommissioning of the Pandeiros PCH: an Unprecedented Experience in South America (Descomissionamento da PCH Pandeiros: Uma Experiência Inédita na América do Sul): A project to assess the possible impacts of removal of the dam of the Pandeiros Small Hydro Plant, analyzing physical, biological and ecological aspects of the environment both upstream and downstream in the event of opening of the dam gates – at all times involving the local community.
•	P&D Project 612 – Importance of Free Stretches of River for the Environment in Regions close to Dams: Integrating New Technologies for Study of Fish Populations (Importância de Trechos de Rios Livres para o Contexto Ambiental em Regiões de Barramento: Integrando Novas Tecnologias para Estudo da Ictiofauna): This project aims to diagnose the importance of free stretches of river in conservation of native migratory fish populations in river basins that contain hydroelectric dams. This study works with two approaches: migration patterns in fish of the upper São Francisco River; and the spatial and temporal distribution of fish in the reservoir cascade of the Itutinga and Camargos hydroelectric plants, in the Rio Grande River basin.
•	R&D Project 622 – Development of People and Social Tools (Desenvolvendo Pessoas e Ferramentas Sociais): This assesses the process of implementation of the Irapé Hydroelectric Plant, in the Vale do Jequitinhonha region, aiming to offer scientific references and hypotheses, and effective activities validated by research and surveys, that can continue to minimize the social impacts generated on the surrounding area and on people by projects requiring relocation of populations from their place of origin.
•	R&D Project 624 – Diagnosis of Conditions for Spawning and Recruitment of Migrating Fish Species Upstream and Downstream from the Três Marias Hydroelectric Plant (Diagnóstico para as Condições de Desova e Recrutamento das Espécies de Peixes Migradores a Montante e a Jusante da UHE Três Marias): This project aims to characterize the conditions necessary for spawning and recruitment of the migratory fish species of the São Francisco River, establishing a conceptual model for these events in the area studied.
•	R&D Project 635 – Use of Innovative Tools for Detection and Monitoring of Fish in Freshwater Environments (Uso de Ferramentas Inovadoras para a Detecção e Monitoramento de Peixes em Ambientes de Água Doce): This project brings together traditional techniques and environmental echo sounding and DNA analysis, seeking to develop innovative methodologies for monitoring of fish in the reservoirs. It also aims to create a data bank for storing historic information on Cemig’s fish monitoring activities.

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

ANNUAL REPORT AND FORM 20-F | 2022	63

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

ANNUAL REPORT AND FORM 20-F | 2022	64

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

ANNUAL REPORT AND FORM 20-F | 2022	65

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

ANNUAL REPORT AND FORM 20-F | 2022	66

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

ANNUAL REPORT AND FORM 20-F | 2022	67

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

ANNUAL REPORT AND FORM 20-F | 2022	68

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

ANNUAL REPORT AND FORM 20-F | 2022	73

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

ANNUAL REPORT AND FORM 20-F | 2022	80

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

ANNUAL REPORT AND FORM 20-F | 2022	81

Based on Resolutions 2,919/2021 and 2,932/2021, released by ANEEL, the Company's plants had the following concession terms extended:

Power plant	Capacity (MW)	Concession extension (days)	New Term of Concession
Emborcação	1,192	672	05/26/2027
Nova Ponte	510	750	08/11/2027
Irapé	399	934	09/18/2037
Três Marias	396	2,555	01/03/2053
Salto Grande	102	2,555	01/03/2053
Sá Carvalho	78	635	08/28/2026
Rosal	55	1,314	12/13/2035
Others (1)	353	-	-
(1)	Includes 20 power plants, of which 3 are owned by CEMIG GT, 1 is owned by CEMIG PCH, 3 are owned by Horizontes and the others belong to CEMIG affiliates. The average concession extension in days varies between 252 and 2,555 days.

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

ANNUAL REPORT AND FORM 20-F | 2022	82

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

ANNUAL REPORT AND FORM 20-F | 2022	83

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

ANNUAL REPORT AND FORM 20-F | 2022	84

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

ANNUAL REPORT AND FORM 20-F | 2022	85

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

ANNUAL REPORT AND FORM 20-F | 2022	86

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

ANNUAL REPORT AND FORM 20-F | 2022	87

A.	Operating Results

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

On June 20, 2022, ANEEL approved the readjustment with the insertion of the reversal of R$2,811 million, for consumers in CEMIG’s concession area, regarding the financial component of reimbursement of Pasep/ Cofins, reducing the average effect of CEMIG D’s 2022 tariff adjustment to 8.80%. Such rate was effective starting June 22, 2022 and it will remain the same

ANNUAL REPORT AND FORM 20-F | 2022	88

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

ANNUAL REPORT AND FORM 20-F | 2022	99

CEMIG’s indebtedness as of December 31, 2022 and 2021, is shown in the following table (in millions of Reais):

Financing source	Principal maturity	Annual financial cost (%)	Currency	2022			2021
				Current	Non-current	Total	Total
FOREIGN CURRENCY
Eurobonds (1)	2024	9.25%	US$	30	3,945	3,975	5,623
(-) Transaction costs					(6)	(6)	(8)
(±) Interest paid in advance (2)					(9)	(9)	(14)
Debt in foreign currency				30	3,930	3,960	5,601
BRAZILIAN CURRENCY
Eletrobrás (3)	2023	UFIR + 6.00% at 8.00%	R$	2	0	2	6
Sonda (4)	2022	110.00% do CDI	R$	-	-	-	52
Debt in Brazilian currency				2	-	2	58
Total of loans and financings				32	3,930	3,962	5,659
CEMIG D
Debentures – 3rd Issuance – 3rd Series	2025	IPCA + 5.10%	R$	330	582	912	1,147
Debentures – 7th Issuance – 1st Series	2024	CDI + 0.45%	R$	544	270	814	1,356
Debentures – 7th Issuance – 2nd Series	2026	IPCA + 4.10%	R$	3	1,861	1,864	1,760
Debentures – 8th Issuance – 1st Series	2027	CDI + 1.35%	R$	3	500	503	-
Debentures – 8th Issuance – 2nd Series	2029	IPCA + 6.10%	R$	1	506	507	-
CEMIG GT
Debentures – 3rd Issuance – 3rd Series (5)	2022	IPCA + 6.20%	R$	-	-	-	428
Debentures – 9th Issuance – 1st Series	2027	CDI + 1.33%	R$	3	700	703	-
Debentures – 9th Issuance – 2nd Series	2029	IPCA + 7.63%	R$	1	301	302	-
GASMIG
Debentures – 4th Issuance – 1st Series	2022	TJLP + 1.82%	R$	-	-	-	10
Debentures – 4th Issuance – 2nd Series	2022	Selic + 1.82%	R$	-	-	-	4
Debentures – 4th Issuance – 3rd Series	2022	TJLP + 1.82%	R$	-	-	-	11
Debentures – 4th Issuance – 4th Series	2022	Selic + 1.82%	R$	-	-	-	5
Debentures – 7th Issuance – Single series	2023	CDI + 1.50%	R$	20	0	20	40
Debentures – 8th Issuance – Single series (6)	2031	IPCA + 5.27%	R$	20	1,024	1,043	987
(-) Discount on the issuance of debentures					(12)	(12)	(15)
(-) Transaction costs				(3)	(39)	(42)	(28)
Total, debentures				923	5,696	6,618	5,705
Total				955	9,626	10,580	11,364
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

ANNUAL REPORT AND FORM 20-F | 2022	100

bullet term and pays IPCA plus interest of 7.6245% per year, based on 252 working days. The total net funds raised were related to cash flow reinforcement and investment reimbursement under the Law 12,431.

Issuance of debentures – Cemig D

On May 15, 2023 CEMIG D announced the launch of an offering of R$ 2 billion of debentures, to be guaranteed by the Company.

CEMIG GT’s tender offer for Eurobonds

Cemig GT has already performed two tender offers to reduce its Eurobonds' outstanding balance and, in both opportunities, company has partially and in advance repurchased a portion of the debt principal amount. In August 2021, the amount repurchased was US$ 500 million and in December 2022 the amount repurchased was US$ 244 million, reducing the debt principal amount to US$ 756 million, which matures in 2024.

CEMIG Financing Guarantees

CEMIG has provided total financing guarantees for R$ 10,579 million on loans and debentures, as of December 31, 2022, as follows (in millions of Brazilian Reais):

	2022	2021
Promissory notes and Sureties	4,871	7,177
Guarantees and Receivables	2,663	3,094
Corporate Guarantees (1)	1,998
Receivables	2	36
Shares	-	52
Unsecured	1,047	1,005
TOTAL	10,581	11,364
(1)	The outstanding balance in 2022 is related to the 8th debentures issuance (Cemig D) and the 9th debentures issuance (Cemig GT). In previous years, equivalent values were presented as Guarantees and Receivables.

Restricted Covenant Clauses

The Company has contracts with covenants related to financial ratios, as follows:

Title - Security	Covenant	Ratio required - Issuer	Ratio required Cemig (guarantor)	Compliance required
Eurobonds CEMIG GT (1)	Net debt / Adjusted Ebitda for the Covenant (3)	2.5 or less	3.0 or less	Semi-annual and annual
7th and 8th Debentures Issuance CEMIG D	Net debt / Adjusted Ebitda	3.5 or less	3.0 or less	Semi-annual and annual
Gasmig Debentures (2)	General indebtedness (Total liabilities/Total assets)	Less than 0.6	-	Annual
	Ebitda / Debt servicing	1.3 or more	-	Annual
	Ebitda / Net finance results	2.5 or more	-	Annual
	Net debt / Ebitda	The following or less: 2.5	-	Annual
8th Debentures Issuance Gasmig	Ebitda/Debt servicing	1.3 or more	-	Annual
9th Debenture Issue CEMIG GT (3)	Net debt / Adjusted Ebitda	3.5 or less	3.0 from Dec. 31, 2022 to June 30, 2026 and, 3.5 from Dec. 31, 2026 onwards	Semi-annual and annual
(1)	Adjusted Ebtida corresponds to earnings before interest, income taxes and social contribution on net income, depreciation and amortization, calculated in accordance with CVM Resolution 156, dated June 23, 2022, from which non-operating income, any credits and non-cash gains that increase net income are subtracted, to the extent that they are non-recurring, and any cash payments made on a consolidated basis during such period in respect of non-cash charges that were added back in the determination of Ebtida in any prior period, and increased by non-cash expenses and non-cash charges, to the extent that they are non-recurring.
(2)	Non-compliance with financial covenants implies non-automatic early maturity. If early maturity is declared by the debenture holders, Gasmig must make the payment upon receipt of the notification.

ANNUAL REPORT AND FORM 20-F | 2022	101

(3)	Non-compliance with financial covenants implies early maturity resulting in the immediate enforceability of payment by CEMIG GT of the Unit Nominal Value or Updated Unit Nominal Value of the Debentures, as the case may be, plus remuneration, in addition to the other charges due, regardless of judicial or extrajudicial notice, notification or interpellation.

The Company is compliant with all covenants as of December 31, 2022.

C.	Research and Development, Patents and Licenses, etc.

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

ANNUAL REPORT AND FORM 20-F | 2022	102

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
(3)	CDI: Interbank Rate for Certificates of Deposit,

CEMIG and its subsidiaries have contracts containing a lease that are, in their majority, indexed to the IPCA inflation index on an annual basis. Below is an analysis of maturity of lease contracts:

Years (R$ million)	Consolidated (nominal)
2023	62
2024	68
2025	58
2026	58
2027	50
2028 to 2048	510
Undiscounted values	806
Embedded interest	(452)
Lease liabilities	354

ANNUAL REPORT AND FORM 20-F | 2022	103

E.	Critical Accounting Estimates

For this discussion, see our audited consolidated financial statements included elsewhere in this annual report.

ANNUAL REPORT AND FORM 20-F | 2022	104

Item 6.	Directors, Senior Managers and Employees
A.	Directors and Senior Management

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

The following rules apply to the composition of the Board of Directors:

a)	The following two groups of shareholders each have the right to elect one member, in a separate vote, in accordance with the applicable legislation: (i) the minority holders of common shares, and (ii) the holders of preferred shares;
b)	At least 25% (twenty-five per cent) of the members must be independent, or, under Article 141 of Law 6,404/1976, at least one of them if there is a decision for the minority shareholders to exercise their option to use the multiple vote mechanism;
c)	The employees have the right to elect one member, subject to the terms of Federal Law 12,353 of December 28, 2010, as applicable;
d)	In any event, the majority of members shall be elected by the controlling shareholder of the Company.

Composition of the Board of Directors:

Board of Directors
Nomination	Position	Date of first appointment
Márcio Luiz Simões Utsch (1)	Chair	March 25, 2019
Jaime Leoncio Singer (1)	Member	Feb 25, 2022
Marcus Leonardo Silberman (1)	Member	Feb 25, 2022
José Reinaldo Magalhães (1)	Member	March 25, 2019
Afonso Henriques Moreira Santos (1)	Member	July 31, 2020
Ricardo Menin Gaertner (1)	Member	April 29, 2022
Aloísio Macário Ferreira de Souza (2)	Member	September 29, 2022
Roger Daniel Versieux (2)	Member	April 29, 2022
José João Abdalla Filho (3)	Member	July 31, 2020
Paulo César de Souza e Silva (2)	Member	July 31, 2020
Anderson Rodrigues (4)	Member	April 29, 2022
(1)	Elected by State of Minas Gerais and other shareholders.
(2)	Elected by minority shareholders.
(3)	Appointed by the holders of the preferred shares.
(4)	Elected by a representative of the employees.

ANNUAL REPORT AND FORM 20-F | 2022	105

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

ANNUAL REPORT AND FORM 20-F | 2022	106

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

ANNUAL REPORT AND FORM 20-F | 2022	107

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

ANNUAL REPORT AND FORM 20-F | 2022	108

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

B.	Compensation

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

C.	Board Practices

The Fiscal Council

Under Cemig’s by-laws, its Fiscal Council is established permanently. It holds ordinary meetings monthly and extraordinary meetings whenever necessary. It comprises five members, and their respective alternate members, elected by the shareholders at the General Meeting, for a term of two years. A member may be re-elected a total of two times. The holders

ANNUAL REPORT AND FORM 20-F | 2022	109

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

The current members of the Fiscal Council and their alternate members, whose terms expire at the Annual General Meeting of Shareholders to be held in 2024, are as follows:

Name	Position	Date of initial appointment
Gustavo de Oliveira Barbosa (1)	Chair	August 7, 2019
Igor Mascarenhas Eto (1)	Alternate member	November 9, 2020
Fernando Scharlack Marcato (1)	Member	October 19, 2020
Luísa Cardoso Barreto (1)	Alternate member	September 29, 2022
Elizabeth Jucá e Mello Jacometti (1)	Member	August 7, 2019
Fernando Passalio de Avelar (1)	Alternate member	July 31, 2020
Michele da Silva Gonsales Torres (2)	Member	July 31, 2020
Ronaldo Dias (2)	Alternate member	August 7, 2019
João Vicente Silva Machado (3)	Member	April 29, 2022
Ricardo José Martins Gimenez (3)	Alternate member	April 29, 2022
(1)	Appointed by State of Minas Gerais (as the controlling shareholder).
(2)	Appointed by the holders of the preferred shares.
(3)	Appointed by the minority of the holders of voting shares.

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

Fernando Scharlack Marcato, born in 1978, has a master’s degree in public law from Paris University 1 (‘Panthéon-Sorbonne’). He worked for over 12 years in multidisciplinary structuring of infrastructure projects; and was Executive Secretary for New Business at the São Paulo State water utility, Sabesp, for 5 years. For 8 years he taught a law course at the Getúlio Vargas Foundation of São Paulo (‘FGV Direito-SP’), where he coordinated and organized FGV’s first postgraduate course in Infrastructure Law; and coordinated FGV’s study group on PPPs (Public-Private Partnerships), Concessions and Privatizations. He was co-founder of Infracast, the first Portuguese language podcast and social network channel on the

ANNUAL REPORT AND FORM 20-F | 2022	110

topic of PPPs, Concessions and Privatizations. He was founding partner of GO Association, a multidisciplinary consultancy on Brazil’s infrastructure, and co-author of the book Infrastructure Law, Vol 1, published by Saraiva in 2017. He is currently State Secretary for Infrastructure and Mobility in the Minas Gerais State Government.

Luísa Cardoso Barreto has a degree in Public Management from Fundação João Pinheiro, and since September 2022 has been an alternative member of the Fiscal Council of Cemig. She has served since April 2021 as Minas Gerais State Secretary for Planning and Management. Previously, from December 2020 to April 2021 she was CEO of Emater (the Minas Gerais State company providing assistance to farmers in the state); from April 2019 to June 2020 she was Deputy Secretary of the Minas Gerais State Planning and Management Secretariat; from January to April 2019 she was coordinator of the Priority Actions Office of the deputy governor of Minas Gerais state; and from March 2015 to January 2019 she was a technical adviser to the Minas Gerais state legislature.

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

ANNUAL REPORT AND FORM 20-F | 2022	111

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

D.	Employees

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

This table presents the breakdown of our employees by type on those dates:

Number of Employees as of December 31, (1)	2022 (2)	2021 (3)	2020 (4)
Managers	192	190	179
Professional staff	1,139	1,113	1,133
Operational technical staff and office employees	3,638	3,722	3,942
Total	4,969	5,025	5,254

ANNUAL REPORT AND FORM 20-F | 2022	112

(1)	These figures include only employees of CEMIG GT, CEMIG D and CEMIG.
(2)	In 2022, 377 employees were hired and 429 left CEMIG.
(3)	In 2021, 235 employees were hired and 467 left CEMIG.
(4)	In 2020, 104 employees were hired and 444 left CEMIG.

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

This table presents the monthly average base salary and monthly average total compensation, by job category of CEMIG, as of December 31, 2022:

December 31, 2022 (R$)	Average monthly base salary	Average monthly compensation
Managers	23,637.96	37,817.30
Professional staff	12,897.80	15,228.64
Operational technical staff and office employees	6,227.96	9,448.65

ANNUAL REPORT AND FORM 20-F | 2022	113

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

ANNUAL REPORT AND FORM 20-F | 2022	114

E.	Share Ownership

None of our directors or executive officers owns, on an individual basis, 1% or more of our common shares or preferred shares (including ADSs representing common shares or preferred shares) or of our total equity share capital.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

ANNUAL REPORT AND FORM 20-F | 2022	115

Item 7.	Major shareholders and related party transactions
A.	Major Shareholders

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

ANNUAL REPORT AND FORM 20-F | 2022	116

B.	Related Party Transactions

During the regular course of our business, we engage in transactions with related parties, some of which are of a recurring nature. The following summarizes the material transactions we engage in with our principal shareholders and their affiliates.

CEMIG is party to the following transactions with related parties (refer to Note 30 to the consolidated financial statements for more details):

•	Sale of energy supply to the Minas Gerais State government. The price of the supply is set by the grantor (ANEEL) through a Resolution relating to the annual tariff adjustment of Cemig D. In 2017 the government of Minas Gerais State signed a debt recognition agreement with Cemig D for payment of debts relating to the supply of power due and unpaid, in the amount of R$113 million, up to November 2019. These receivables have guarantees in the form of CEMIG’s right to retain dividends and Interest on Equity otherwise payable to the State (in proportion to the State’s equity interest in the Company), for as long as any payments are overdue or in default. On March 31, 2021, Cemig D obtained authorization from the Minas Gerais State Finance Secretary to offset part of the ICMS tax payable to the state against the debt owed by the State government to the Company, under State Law 23,705/2020. The monthly amount to be offset was R$10.5 million, in 21 equal installments. As of December 31, 2022, all installments were paid;
•	Inflation advances against Future Capital Increase (‘AFAC’), which were returned to the State of Minas Gerais. These receivables have a guarantee in the form of CEMIG´s right to retain dividends and Interest on Equity otherwise payable to the State (in proportion to the State’s equity interest in the Company), for as long as any payments are overdue or in default. The balance receivable on December 31, 2022 was R$13 million (R$13 million on December 31, 2021);
•	Transactions in energy between generators and distributors were made in auctions organized by the Federal Government; transactions for transport of energy, made by transmission companies, arise from the centralized operation of the National Grid carried out by the National System Operator (‘ONS’);
•	Contract to provide plant operation and maintenance services related to transmission services;
•	Legal actions realized and legal actions provisioned arising from the agreement made between Aliança Geração (jointly controlled entity), Vale S.A. (company which we have joint ventures in common) and CEMIG. The action is provisioned in the amount of R$156 million (R$149 million on December 31, 2021), of which Cemig’s portion is R$55 million (R$52 million on December 31, 2021);
•	The contracts of Forluz are updated by the Expanded Customer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or ‘IPCA’) calculated by the Brazilian Geography and Statistics Institute (‘IBGE’) plus interest of 6% p.y. and will be amortized up to the business year of 2031 (see Note 24 to the consolidated financial statements);
•	The Company’s contributions to the pension fund for the employees participating in the Mixed Plan, and calculated on the monthly remuneration, in accordance with the regulations of the Fund;
•	Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s payroll;
•	Rental of the Company’s administrative head offices from Forluz (the employee pension fund), in effect up to August 2024 (able to be extended every five years, up to 2034), with annual inflation adjustment by the IPCA index and price reviewed every 60 months. On September 20, 2021, the lease contract was adjusted upward by 8.72%, corresponding to accumulated IPCA inflation over the prior 12 months;
•	Post-employment obligations relating to the employees’ health and dental plan (CEMIG Saúde). (See Note 24 to the consolidated financial statements);
•	The relationship between CEMIG and its investees are described in Note 16 – Investments to the consolidated financial statements.

C.	Interests of Experts and Counsel

Not applicable

ANNUAL REPORT AND FORM 20-F | 2022	117

Item 8.	Financial Information
A.	Consolidated Statements and Other Financial Information

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

ANNUAL REPORT AND FORM 20-F | 2022	118

Tax and Similar Charges

CEMIG, CEMIG GT and CEMIG D are parties in various legal actions disputing the applicability of the Urban Land Tax (Imposto Territorial Urbano, or ‘IPTU’), on Real estate properties designed for public service concessions. This is a matter on which case law has not been established by the higher courts. As of December 31, 2022, the amount involved in these actions for which probability of loss were assessed as ‘probable’ totaled R$4 million and the proceedings in which the probability of loss were assessed ‘possible’ totaled R$90 million.

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

ANNUAL REPORT AND FORM 20-F | 2022	119

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

ANNUAL REPORT AND FORM 20-F | 2022	120

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

The annual minimum dividend for the preferred shares: these have preference in the event of repurchase of shares, and have an annual minimum dividend equal to the greater of the following:

•	10% of their par value; or

ANNUAL REPORT AND FORM 20-F | 2022	121

•	3% of the shareholders’ equity associated with it;
•	The dividends on the common shares, up to the minimum percentage for the preferred shares.

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

ANNUAL REPORT AND FORM 20-F | 2022	122

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

ANNUAL REPORT AND FORM 20-F | 2022	123

Declaration History of Dividends and Interest on Capital (1)

Dividend Year	Common Shares		Preferred Shares
	(in millions of R$) (2)	(in millions of US$) (3)	(in millions of R$) (2)	(in millions of US$) (3)
2020 (4)	496	88	986	176
2021 (5)	658	133	1,309	265
2022 (6)	747	141	1,486	281
(1)	Under Brazilian accounting practices, dividends and Interest on Capital are accounted in the business year in which the income from which the dividends are declared, provided that they are previously approved;
(2)	Amounts expressed in Reais are expressed in nominal Reais;
(3)	The amounts in USD displayed above are for illustrative purposes only and were calculated by dividing the amount of dividends and interest on capital paid, expressed in nominal Reais, by the exchange rate obtained from the Federal Reserve Board’s website on respective ‘record dates’; for 2022 - as of December 30 2022;
(4)	On September 22, 2020, the Company declared payment of Interest on Capital in the amount of R$120 million, on account of the amount of the minimum mandatory dividend for 2020, and payable to shareholders whose names were on the Company’s Nominal Share Registry on September 25, 2020. This amount was paid in two installments, the first on June 30, 2021 and the second on December 30, 2021. On December 23, 2020, the Company declared payment of Interest on Capital in the amount of R$433 million, on account of the amount of the minimum mandatory dividend for 2020, and payable to shareholders whose names were on the Company’s Nominal Share Registry on December 30, 2020. This amount was paid in two installments, the first on June 30, 2021 and the second on December 30, 2021. According to the proposal of the Ordinary and Extraordinary General Meetings of Shareholders to be held on April 30, 2021, the Company proposed payment of R$929 million as mandatory minimum dividend to holders of common and preferred shares whose names are on the Company’s Nominal Share registry on the date on which the Ordinary (Annual) General Meeting is held. The payment of dividends was paid in two installments, the first on June 30, 2021 and the second on December 30, 2021.
(5)	On December 07, 2021, the Company declared payment of Interest on Capital in the amount of R$ 955 million, on account of the amount of the minimum mandatory dividend for 2021, and payable to shareholders whose names were on the Company’s Nominal Share Registry on December 21, 2021. This amount was paid in two installments, the first on June 30, 2022 and the second on December 30, 2022. The Board of Directors proposed to the Annual General Meeting (‘AGM’) held on July 29, 2022 the payment of dividends for the year 2021 of R$1.011 million, to holders whose names are in the Company´s Nominal Share Registry on the date of the AGM. The payment of dividends was paid in two installments, the first on June 30, 2022 and the second on December 30, 2022.
(6)	On March 23, 2022, the Company declared payment of Interest on Capital in the amount of R$245 million, on account of the amount of the minimum mandatory dividend for 2022, and payable to shareholders whose names were on the Company’s Nominal Share Registry on March 28, 2022. This amount was paid on December 29, 2022.
(7)	On June 15, 2022, the Company declared payment of Interest on Capital in the amount of R$ 353 million, on account of the amount of the minimum mandatory dividend for 2022, and payable to shareholders whose names were on the Company’s Nominal Share Registry on June 24, 2022. This amount will be paid in two installments, the first by June 30, 2023 and the second by December 30, 2023.
(8)	On September 20, 2022, the Company declared payment of Interest on Capital in the amount of R$471 million, on account of the amount of the minimum mandatory dividend for 2022, and payable to shareholders whose names were on the Company’s Nominal Share Registry on September 23, 2022. This amount will be paid in two installments, the first by June 30, 2023 and the second by December 30, 2023.
(9)	On December 14, 2022, the Company declared payment of Interest on Capital in the amount of R$398 million, on account of the amount of the minimum mandatory dividend for 2022, and payable to shareholders whose names were on the Company’s Nominal Share Registry on December 21, 2022. This amount will be paid in two installments, the first by June 30, 2023 and the second by December 30, 2023.
(10)	On December 22, 2022, the Company declared payment of Interest on Capital in the amount of R$515 million, on account of the amount of the minimum mandatory dividend for 2022, and payable to shareholders whose names were on the Company’s Nominal Share Registry on December 27, 2022. This amount will be paid in two installments, the first by June 30, 2023 and the second by December 30, 2023. On March 24, 2023, the Board of Directors proposed to the Annual General Meeting (‘AGM’) to be held on April 27, 2023 the payment of dividends for the year 2022 of R$249 million, to holders whose names are in the Company´s Nominal Share Registry on the date of the AGM. The payment of dividends will be paid in two installments, the first by June 30, 2023 and the second by December 30, 2023.

B.	Significant Changes

Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial condition or results of operations since December 31, 2022.

Item 9.	The Offer and Listing
A.	Offer and Listing Details

For a description of our trading markets, see Item C. Markets, below.

B.	Plan of Distribution

Not applicable.

C.	Markets

The principal trading market for our preferred shares is the Brazilian Stock Exchange (B3). Our Preferred ADSs, each representing one preferred share as of December 31, 2022 have been traded on the NYSE under the symbol ‘CIG’ since September 18, 2001. Prior to that date, our Preferred ADSs were traded in the over the counter, or ‘OTC’, market in the

ANNUAL REPORT AND FORM 20-F | 2022	124

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

	Common Shares		Common ADSs		Preferred Shares		Preferred ADS
	Price in Nominal R$		Price in US$		Price in Nominal R$		Price in US$
Year	High	Low	High	Low	High	Low	High	Low
2018	15.03	5.97	4.26	1.54	13.86	6.09	3.56	1.58
2019	18.71	13.73	4.83	3.21	15.09	12.24	3.95	2.86
2020	16.33	7.10	4.06	1.37	14.61	7.25	3.40	1.24
2021	18.40	11.19	3.59	2.24	14.53	9.03	2.63	1.50
2022	18.92	11.29	4.00	2.22	12.11	8.12	2.43	1.50

	Common Shares		Common ADSs		Preferred Shares		Preferred ADS
Quarter	Price in Nominal R$		Price in US$		Price in Nominal R$		Price in US$
2021
1 Q	12.94	11.19	3.16	2.24	12.55	9.03	2.29	1.50
2 Q	14.41	12.53	3.55	2.52	13.32	10.10	2.60	1.64
3 Q	14.88	12.71	3.48	2.56	13.87	10.73	2.55	1.98
4 Q	17.13	15.91	3.59	2.90	14.53	12.15	2.63	2.07
2022
1 Q	14.27	11.29	3.36	2.21	10.26	8.12	2.23	1.50
2 Q	15.28	12.13	3.50	2.48	11.00	9.31	2.35	1.76
3 Q	18.92	14.37	4.00	2.89	12.11	9.38	2.43	1.80
4 Q	17.94	15.13	3.72	2.94	11.26	9.68	2.25	1.80

	Common Shares		Common ADSs		Preferred Shares		Preferred ADS
	Price in Nominal R$		Price in US$		Price in Nominal R$		Price in US$
Month	High	Low	High	Low	High	Low	High	Low
October 2022	17.28	15.13	3.69	2.95	11.26	9.70	2.25	1.85
November 2022	17.94	15.14	3.72	2.94	11.21	9.68	2.25	1.80

ANNUAL REPORT AND FORM 20-F | 2022	125

December 2022	17.24	15.61	3.48	3.01	10.97	9.80	2.08	1.87
January 2023	16.79	15.46	3.45	3.00	11.51	10.46	2.27	1.92
February 2023	16.46	15.31	3.49	2.98	11.21	10.29	2.22	1.95
March 2023	16.78	14.52	3.39	2.89	11.35	10.1	2.25	1.93

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

ANNUAL REPORT AND FORM 20-F | 2022	126

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

ANNUAL REPORT AND FORM 20-F | 2022	127

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

Disclosure Requirements

The CVM Resolution No. 44 of August 23, 2021, establishes some requirements regarding the disclosure and use of information related to material facts and acts of publicly held companies, including the disclosure of information on the trading and acquisition of securities issued by publicly held companies. Among others, these requirements include provisions that:

•	Establish the concept of a material fact that gives rise to reporting requirements. Material facts include decisions made by the controlling shareholders, resolutions of the general meeting of shareholders and of management of the company, or any other facts related to the company’s business (whether occurring within the company or otherwise somehow related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade those securities or to exercise any of those securities’ underlying rights;

ANNUAL REPORT AND FORM 20-F | 2022	128

•	Specify examples of facts that are considered to be material, which include, among others, the execution of shareholders’ agreements providing for the transfer of control, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;
•	Oblige the investor relations officer, controlling shareholders, other officers, directors, members of the audit committee and other advisory boards to disclose material facts;
•	Require simultaneous disclosure of material facts to all markets in which the corporation’s securities are admitted for trading;
•	Require the acquirer of a controlling stake in a corporation to publish material facts, including its intentions as to whether or not to de-list the corporation’s shares, within one year;
•	Establish rules regarding disclosure requirements in the acquisition and disposal of a material shareholding stake; and
•	Restrict the use of insider information.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information
A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Objects and purpose

As described in Clause 1 of its by-laws, CEMIG was incorporated with four main objects:

I.	To build, operate and make commercial use of systems for generation, transmission, distribution and sale of electricity, and related services;
II.	To operate in the various fields of energy, from whatever source, with a view to economic and commercial operation.
III.	To provide consultancy services within its field of operation to companies in and outside Brazil; and
IV.	To carry out activities directly or indirectly related to its objects, including the development and commercial operation of telecommunication and information systems, technological research and development, and innovation.

ANNUAL REPORT AND FORM 20-F | 2022	129

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

General Meetings of Shareholders

The general meetings of shareholders are held for the purposes provided for by law, specifically in the Brazilian Corporate Law. They take place within the first four months following the end of the business year and are called by prior notice of at least 15 days. The Corporate Law also specifies that the following decisions can be made only by the General Meeting of Shareholders:

•	To changes the by-laws;
•	To elect or dismiss, at any time, the members of the company’s management or Fiscal Council or committee, subject to sub-item II of Article 142 of the Corporate Law;
•	Annually, to receive the accounts of management, and to decide on the financial statements presented by them;
•	To authorize issuance of debentures;
•	To suspend exercise of shareholders’ rights;
•	To decide on valuation of goods or assets that a shareholder provides for formation of the share capital;
•	To authorize issuance of ‘founder’s shares’;
•	To decide on transformation, merger, absorption or split of or by the company, its dissolution or liquidation; To elect or dismiss liquidators, and take decisions on their accounts; and
•	To authorize the managers to admit bankruptcy or seek concordats.

ANNUAL REPORT AND FORM 20-F | 2022	130

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

ANNUAL REPORT AND FORM 20-F | 2022	131

The objective of remote voting is to increase shareholders’ participation in general meetings, by facilitating the process of voting/representation. It also enables reduction of the costs of attending meetings and representation in them. In accordance with the provisions of the legislation, CEMIG is adopting remote voting as from the start of the current year.

The Board of Directors

Our by-laws require our Board of Directors to have nine members. One must be appointed Chair of the Board, and one Deputy Chair.

Key functions specific to the Board of Directors include the following:

•	To set the general orientation of the Company’s business;
•	To elect, dismiss and evaluate the Executive Officers of the Company, in accordance with the applicable legislation, subject to the by-laws;
•	To approve the policy on transactions with the related parties;
•	To decide, upon proposal by the Executive Board, on disposal of, or placement of a charge upon, any of the Company’s property, plant or equipment, and on the Company giving any guarantee to any third party of which the individual value is equal to 1% or more of the Company’s Shareholders’ equity;
•	To decide, upon proposal by the Executive Board, on the Company’s investment projects, signing of contracts and other legal transactions, contracting of loans or financing, or the constitution of any obligations in the name of the Company which, individually or jointly, have value equal to 1% or more of the Company’s Shareholders’ equity, including injections of capital into wholly owned or other subsidiaries or affiliates or the consortia in which the Company participates;
•	To call the General Meeting of Shareholders;
•	To monitor and inspect the management by the Executive Board: The Board of Directors may, at any time, examine the books and papers of the Company, and request information on contracts entered into or in the process of being entered into, and on any other administrative facts or acts which it deems to be of interest to it;
•	To give a prior opinion on the Executive Board’s report of management and accounts of the Company;
•	to choose and to dismiss the Company’s auditors, from among companies with international reputation that are authorized by the Securities Commission (CVM) to audit listed companies, subject to statement of position by the Fiscal Council;
•	To authorize, upon proposal by the Executive Board, opening of administrative tender proceedings, or proceedings for dispensation or non-requirement of tender, or of non-applicability of the duty to tender, and the corresponding contracting, when the amount is more than 1% or more of the Company’s Shareholders’ equity, or more than R$100,000,000.00, as adjusted annually by the IPCA Inflation Index, if positive;
•	Upon proposal by the Executive Board, to authorize filing of legal actions, or administrative proceedings, or entering into court or out-of-court settlements, for amounts equal to 1% or more of the Company’s Shareholders’ equity;
•	To authorize the issuance of securities in the Brazilian or external market, for raising of funding in the form of non-convertible debentures, promissory notes, commercial papers and other instruments;
•	To approve the Long-term Strategy, the Multi-year Business Plan and the Annual Budget, and alterations and revisions to them;
•	Annually, to set the directives and establish the limits, including financial limits, for spending on personnel, including concession of benefits and collective employment agreements, subject to the competency of the General Meeting of Shareholders and subject to the Annual Budget;
•	To authorize the exercise of the right of preference and rights under shareholders’ agreements or voting agreements in wholly owned or other subsidiaries or affiliates and the consortia in which the Company participates, except in the cases of the wholly owned subsidiaries CEMIG Distribuição S.A. and CEMIG Geração e Transmissão S.A., for which the General Meeting of Shareholders has the competency for decision on these matters;
•	To approve participation in the share capital of, and constitution or extinction of, any company, undertaking or consortium;

ANNUAL REPORT AND FORM 20-F | 2022	132

•	To approve, in accordance with its Internal Regulations, the institution of committees supporting the Board of Directors – the opinions or decisions of which are not a necessary condition for decision on the matters by the Board of Directors;
•	To accompany the activities of internal auditing;
•	To discuss, approve and monitor decisions that involve corporate governance practices, relationship with interested parties, people management policy and code of conduct;
•	To ensure implementation of, and to supervise, the systems for management of risks and internal controls established for the prevention and mitigation of the principal risks to which the Company is exposed, including the risks related to safety and security of accounting and financial information and the occurrence of corruption or fraud;
•	To establish an information disclosure policy to mitigate the risk of contradiction between the various areas and the managers of the Company;
•	To make statements on any increase in number of the Company’s own staff, concession of benefits or advantages, or revision of a salaries and careers plan, including alteration in the amount paid for commissioned posts or free appointments, and compensation of Chief Officers;
•	To appoint, and to dismiss, in both cases with grounds, the head of the Internal Audit Unit, from among the Company’ career employees;
•	To elect the members of the Audit Committee, at the first meeting held after the Annual General Meeting, and to dismiss them, at any time, upon vote given with grounds by absolute majority of the members of the Board of Directors;
•	To arrange for analysis, every year, of the success in meeting targets and results in execution of the Multi-year Business Plan and the Long-term Strategy, and to publish its conclusions and state them to the Legislative Assembly of Minas Gerais State and to the Minas Gerais State Audit Court; and
•	To approve the complementary policies, including the policy on holdings, in accordance with the terms of these by-laws.

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

Essential Rights

Article 109 of Brazilian Corporate Law provides that a corporation may not deny certain rights to its shareholders under any circumstances. These shareholders’ rights include:

•	The right to have a share of the corporation’s earnings;

ANNUAL REPORT AND FORM 20-F | 2022	133

•	The right to have a share of the corporation’s assets, in the event of a liquidation of the Company;
•	The right to supervise our management according to Brazilian Corporate Law;
•	Preemptive rights to subscribe new shares or securities convertible into shares, except for exceptions provided by Brazilian Corporate Law and our by-laws; and
•	The right to withdraw from the company under certain circumstances provided in Brazilian Corporate Law.

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

Redemption Rights

Brazilian Corporate Law provides that, under limited circumstances, a shareholder has the right to withdraw his or her equity interest from the company and to receive payment for the portion of shareholder’s equity attributable to his or her equity interest. Our common shares and preferred shares are not redeemable, with the exception that a dissenting shareholder is entitled under Brazilian Corporate Law to obtain redemption in the event of any of the following decisions being made at a shareholders’ meeting by shareholders representing at least 50% of the voting shares:

(1)	Creating preferred shares or increasing an existing class of preferred shares without maintaining the existing ratio with the remaining class of preferred shares, unless when already set forth in or authorized by the bylaws;
(2)	To modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than the existing classes of preferred shares;
(3)	To reduce the mandatory distribution of dividends;
(4)	To change the Company’s purpose;
(5)	To merge into another company or to consolidate with another company, subject to the conditions set forth in Brazilian Corporate Law;
(6)	To transfer all of our shares to another company in order to make us a wholly owned subsidiary of that company, known as ‘incorporação de ações’;
(7)	To approve acquisition of the control of another company at a price that exceeds certain limits set out in Brazilian Corporate Law;
(8)	To split up, subject to the conditions set forth in Brazilian Corporate Law;
(9)	To transform the Company into another type of company;
(10)	To participate in a centralized group of companies, as defined under Brazilian Corporate Law and subject to the conditions set forth therein;

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

ANNUAL REPORT AND FORM 20-F | 2022	134

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

ANNUAL REPORT AND FORM 20-F | 2022	135

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

CEMIG includes the following practices of good governance and compliance demanded by this legislation:

•	The Board of Directors is responsible for ensuring implementation and supervision of our systems of risk management and internal controls.
•	At least 25% of the Board of Directors must be independent.
•	We have an Audit Committee.
•	The CEO has the responsibility of directing compliance and corporate risk management.
•	The members of the Board of Directors, the Executive Board and the members of committees formed under the by-laws must be submitted to individual and collective performance evaluation annually.

ANNUAL REPORT AND FORM 20-F | 2022	136

•	The head of the Internal Audit Unit may be appointed, and dismissed, only by the Board of Directors, in both cases only with due justification, and must be chosen from among the Company’s career employees.
•	Adaptation of the Company to the General Data Protection Law (‘LGPD’), with a structure dedicated to the subject, and designation of an Official Responsible for Data Protection.

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

ANNUAL REPORT AND FORM 20-F | 2022	137

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

C.	Material Contracts

For information concerning our material contracts, see “Item 4, Information on the Company” and “Item 5, Operating and Financial Review and Prospects”.

D.	Exchange Controls

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

ANNUAL REPORT AND FORM 20-F | 2022	138

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

E.	Taxation

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

ANNUAL REPORT AND FORM 20-F | 2022	139

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

ANNUAL REPORT AND FORM 20-F | 2022	140

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

Sale of Preferred ADSs and Common ADSs by U.S. Holders to Other Non-Residents in Brazil—Pursuant to Section 26 of Law 10,833, published on December 29, 2003, the sale of property located in Brazil involving non-resident investors is subject to Brazilian income tax as of February 1, 2004. Our understanding is that ADSs do not qualify as property located in Brazil and, thus, should not be subject to the Brazilian withholding tax; nevertheless, there is a risk that the Tax Authorities will try to assert Brazilian tax jurisdiction in such condition, reason why Non-Resident Holders should consult with their own tax advisors the chances of success in that respect Insofar as the regulatory norm referred to is generic and has not been tested through the administrative or judicial courts, we are unable to assure the final outcome of such condition.

ANNUAL REPORT AND FORM 20-F | 2022	141

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

ANNUAL REPORT AND FORM 20-F | 2022	142

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

ANNUAL REPORT AND FORM 20-F | 2022	143

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

ANNUAL REPORT AND FORM 20-F | 2022	144

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

ANNUAL REPORT AND FORM 20-F | 2022	145

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts.

Not applicable.

H.	Documents on Display

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

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

The table below provides summarized information regarding our exposure to exchange rate risk as of December 31, 2022:

Risk: foreign exchange rate exposure	Base scenario	Probable' scenario US$1 = R$5.10	Adverse scenario US$1 = 6.00
US dollar
Loans and financings	(3,975)	(3,885)	(4,571)
Suppliers (Itaipu Binacional)	(274)	(267)	(315)
	(4,249)	(4,152)	(4,886)

ANNUAL REPORT AND FORM 20-F | 2022	146

Net liabilities exposed	(4,249)	(4,152)	(4,886)
Net effect of exchange rate fluctuation		97	(637)

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

Interest Rate Risk

This exposure occurs as a result of net assets indexed to variation in interest rates, as follows:

2022
(in millions of R$)
Assets
Cash equivalents - Cash investments - CDI	1,345
Marketable securities - CDI / SELIC	1,878
Restricted cash - CDI	16
CVA and in tariffs - SELIC	944
4,183
Liabilities
Loans and debentures - CDI	(2,041)
Loans and debentures - TJLP	-
Sector financial liabilities	-
(2,041)
Net assets exposed	2,142

ANNUAL REPORT AND FORM 20-F | 2022	147

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

ANNUAL REPORT AND FORM 20-F | 2022	148

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

The flow of payments of the Company’s obligation to suppliers, debts with the pension fund, Loans and debentures, at floating and fixed rates, including future interest up to contractual maturity dates, is as follows:

	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at interest rates:
- Floating rates
Loans and debentures	55	536	1,244	10,439	618	12,892
Onerous concessions	-	1	3	13	17	34
Debt with pension plan (Forluz)	15	30	136	93	-	274
Deficit of the pension plan (FORLUZ)	6	13	60	352	412	843
	76	580	1,443	10,897	1,047	14,043
- Fixed rate
Suppliers	2,626	206	-	-	-	2,832
Total	2,702	786	1,443	10,897	1,047	16,875

Item 12.	Description of Securities Other than Equity Securities
A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

ANNUAL REPORT AND FORM 20-F | 2022	149

The fees associated with our ADSs are as follows:

Service	Rate	By Whom Paid
(1) Issuance of ADSs (e.g., an issuance upon a deposit of Shares, upon a change in the ADS(s)-to-Share(s) ratio, or for any other reason), excluding issuances as a result of distributions described in paragraph (4) below.	Up to $5.00 per 100 ADSs (or fraction thereof) issued.	Persons depositing shares or persons receiving ADSs.
(2) Cancellation of ADSs (e.g., a cancellation of ADSs for Delivery of deposited Shares, upon a change in the ADS(s)-to Share(s) ratio, or for any other reason).	Up to $5.00 per 100 ADSs (or fraction thereof) surrendered.	Person for whom ADSs are being cancelled
(3) Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements).	Up to $5.00 per 100 ADSs (or fraction thereof) held.	Persons to whom the distribution is made.
(4) Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) an exercise of rights to purchase additional ADSs.	Up to $5.00 per 100 ADSs (or fraction thereof) issued.	Persons to whom the distribution is made.
(5) Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., spin-off shares).	Up to $5.00 per 100 ADSs (or fraction thereof) issued.	Persons to whom the distribution is made.
(6) ADS Services	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary.	Person holding ADSs on the applicable record date(s) established by the Depositary.
(7) Registration of ADS Transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason).	U.S. $1.50 per certificate presented for transfer.	Person for whom or to whom ADSs are transferred.
(8) Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs).	Up to $5.00 per 100 ADSs (or fraction thereof) converted.	Person for whom ADSs are converted or to whom the converted ADSs are delivered.

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

ANNUAL REPORT AND FORM 20-F | 2022	150

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and procedures

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

ANNUAL REPORT AND FORM 20-F | 2022	151

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

ANNUAL REPORT AND FORM 20-F | 2022	152

Item 16C.	Principal Accountant Fees and Services

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

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

ANNUAL REPORT AND FORM 20-F | 2022	153

Item 16G.	Corporate Governance

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
303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under Brazilian Corporate Law, shareholder preapproval is required for the adoption of equity compensation plans.
303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.	CEMIG’s listing on B3 is at Corporate Governance Level 1, and CEMIG is thus obliged to comply with the rules contained in those related regulations. In addition, CEMIG’s Manual for Disclosure and Use of Information, its Securities Trading Policy, the Internal Regulations of its Board of Directors, and its Code of Ethics outline important rules of corporate governance, which orient its management.
303A.12	Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.	CEMIG’s CEO will promptly notify the NYSE in writing after any executive officer of CEMIG becomes aware of any material non-compliance with any applicable provisions of the NYSE corporate governance rules.

ANNUAL REPORT AND FORM 20-F | 2022	154

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ANNUAL REPORT AND FORM 20-F | 2022	155

PART III

Item 17.	Financial Statements

See “Item 18. Financial Statements”.

Item 18.	Financial Statements

Reference is made to pages F-1 through F-136 hereof.

The following consolidated financial statements are filed as part of this annual report on Form 20-F:

•	Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements of Companhia Energética de Minas Gerais – Cemig (PCAOB ID: 1124)
•	Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements of Companhia Energética de Minas Gerais – Cemig (PCAOB ID: 1448)
•	Report of Independent Registered Public Accounting Firm on Affiliated Financial Statements of Madeira Energia S.A. (PCAOB ID: 1351)
•	Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting of Companhia Energética de Minas Gerais – Cemig
•	Audited Consolidated Statement of Financial Position as of December 31, 2022 and 2021;
•	Audited Consolidated Statement of Income for the years ended December 31, 2022, 2021 and 2020;
•	Audited Consolidated Statement of Comprehensive Income for the years ended December 31, 2022, 2021 and 2020;
•	Audited Consolidated Statement of Changes in Equity for the years ended December 31, 2022, 2021 and 2020;
•	Audited Consolidated Statement of Cash Flow for the years ended December 31, 2022, 2021 and 2020;
•	Notes to the Consolidated Financial Statements;

ANNUAL REPORT AND FORM 20-F | 2022	156

Item 19.	Exhibits

The following documents are included as exhibits to this annual report:

No.	Description
1	Corporate by-laws of CEMIG, as amended and in effect since April 29, 2022 (incorporated by reference to Exhibit 1 to our Form 20-F filed on May 17, 2022 (File No. 1-15224)).
2.1	Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs filed on August 20, 2001 (File No. 333-13826)). (P)
2.2	Shareholders’ Agreement dated June 18, 1997, between the State Government and Southern, relating to the rights and obligations of owners of our shares (incorporated by reference to Exhibit 2.1 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)). (P)
2.3	Amendment No. 1 to the Second Amended and Restated Deposit Agreement, dated August 10, 2001, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs filed on June 11, 2007 (File No. 333-143636)).
2.4	Amendment No. 2 to Second Amended and Restated Deposit Agreement, dated as of April 15, 2022, by and among Companhia Energética de Minas Gerais – CEMIG (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares (“ADSs”) issued under the terms of the Second Amended and Restated Deposit Agreement (incorporated by reference to the Registration Statement on Form F-6 relating to the common share ADSs filed on March 14, 2022 (File No. 333-263528))
2.5	Deposit Agreement, dated as of June 12, 2007, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the common share ADSs filed on May 7, 2007 (File No. 333-142654)).
2.6	Amendment No. 1 to Deposit Agreement, dated as of April 15, 2022, by and among Companhia Energética de Minas Gerais – CEMIG (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued under the terms of the Deposit Agreement (incorporated by reference to the Registration Statement on Form F-6 relating to the common share ADRs filed on March 14, 2022 (File No. 333-142654))
2.7	The total amount of long-term debt securities of CEMIG and its subsidiaries under any one instrument does not exceed 10.0% of our total assets on a consolidated basis. We agree to furnish copies of instruments defining the rights of certain holders of long-term debt to the Securities and Exchange Commission upon request.
2.8	Indenture, dated as of December 5, 2017, among CEMIG Geração e Transmissão S.A., as issuer, Companhia Energética de Minas Gerais – CEMIG, as notes guarantor, and the Bank of New York Mellon as trustee, paying agent, transfer agent and registrar and the Bank of New York Mellon SA/NV, Luxembourg Branch, as Luxembourg Paying Agent, Luxembourg Transfer Agent and Luxembourg Listing Agent (incorporated by reference to Exhibit 8 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15224)).
4.1	Contract of Concession for Generating Electric Energy, dated July 10, 1997, between the Federal Government and us, relating to the provision of electric energy generation services to the public (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)). (P)
4.2	Contract of Concession of Electric Energy Transmission Services, dated July 10, 1997, between the Federal Government and us, relating to the transmission of electric energy to the public (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)). (P)
4.3	Second Amendment to the Energy Transmission Concession Contract, dated September 16, 2005 (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224))
4.4	Third Amendment to the Energy Transmission Concession Contract, for the Northern, Southern, Eastern, and Western geographic areas, dated April 13, 2010 (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).
4.5	Contracts of Concession of Public Service for Distribution of Electric Energy, dated July 10, 1997, between the Federal Government and us, relating to the provision of electric energy distribution services to the public (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)). (P)
4.6	First Amendment to the Energy Distribution Concession Contract, dated March 31, 2005 (incorporated by reference to Exhibit 4.5 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).
4.7	Second Amendment to the Energy Distribution Concession Contract, dated September 16, 2005 (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).
4.8	Contract for the Assignment of CRC Account, dated May 31, 1995, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)). (P)

ANNUAL REPORT AND FORM 20-F | 2022	157

4.9	First Amendment to the Contract for the Assignment of CRC Account, dated February 24, 2001, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.5 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).
4.10	Second Amendment to the Contract for the Assignment of CRC Account, dated October 14, 2002, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).
4.11	Third Amendment to the Contract for the Assignment of CRC Account, dated October 24, 2002, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F filed on March 26, 2003 (File No. 1-15224)).
4.12	Fourth Amendment to the Contract for the Assignment of CRC Account, dated January 23, 2006, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.14 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).
4.13	Announcement of Start of Public Distribution of Senior Units under CRC Account Securitization Fund, dated as of January 26, 2006 (incorporated by reference to Exhibit 4.15 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).
4.14	Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated August 24, 2006, between CEMIG D and Unibanco—União dos Bancos Brasileiros S.A. (incorporated by reference to Exhibit 4.18 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).
4.15	Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated April 17, 2007, between CEMIG GT and Unibanco—União dos Bancos Brasileiros S.A. (incorporated by reference to Exhibit 4.19 to our Registration Statement on Form 20-F filed on July 23, 2007 (File No. 1-15224)).
4.16	Summary of Indenture Covering the Second Issuance of Debentures, dated December 19, 2007, between CEMIG D and BB Banco de Investimento S.A. (incorporated by reference to Exhibit 4.20 to our Annual Report on Form 20-F filed on June 30, 2008 (File No. 1-15224)).
4.17	Share Purchase Agreement, dated April 23, 2009, between CEMIG GT, Terna—Rete Elettrica Nazionale S.p.A., and CEMIG (incorporated by reference to Exhibit 4.22 to our Registration Statement on Form 20-F filed on June 19, 2009 (File No. 1-15224)).
4.18	English Summary of Share Purchase Agreement between CEMIG and Andrade Gutierrez Concessões S.A., dated December 30, 2009 (incorporated by reference to Exhibit 4.18 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).
4.19	English Summary of Share Purchase Agreement between CEMIG and Fundo de Investimento em Participações PCP, dated December 31, 2009 (incorporated by reference to Exhibit 4.19 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).
4.20	English Summary of Put Option Agreement between CEMIG and Enlighted Partners Venture Capital LLC, dated March 24, 2010 (incorporated by reference to Exhibit 4.20 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).
4.21	English Summary of Share Purchase Agreement among, Taesa, Abengoa Concessões Brasil Holding S.A. and Abengoa Participações Holding S.A., dated June 2, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).
4.22	English Summary of Share Purchase Agreement among, Taesa, Abengoa Concessões Brasil Holding S.A., Abengoa Construção Brasil Ltda., NTE—Nordeste Transmissora de Energia S.A. and Abengoa Participações Holding S.A., dated June 2, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).
4.23	Summary of Indenture Covering Public Distribution of Non-Convertible Unsecured Debentures, dated March 3, 2010, between CEMIG GT and BB – Banco de Investimento S.A. (incorporated by reference to Exhibit 4.23 to our Annual Report on Form 20-F filed on June 30, 2011 (File No. 1-15224)).
4.24	English Summary of Share Purchase Agreement between Taesa and Abengoa Concessões Brasil Holding S.A. dated March 16, 2012 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).
4.25	English Summary of Investment Agreement among RR Participações S.A., Light and Renova dated July 8, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).
4.26	English Summary of Put Option Agreement between Parati S.A. and Fundação de Seguridade Social Braslight dated July 15, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).
4.27	English Summary of Share Purchase and Sale Agreement entered into between Amazônia Energia Participações S.A. and Construtora Queiroz Galvão S.A., Construtora OAS Ltda., Contern Construções e Comércio Ltda., Cetenco Engenharia S.A., Galvão Engenharia S.A. and J. Malucelli Construtora de Obras S.A., for shares in Norte Energia S.A. dated October 25, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).
4.28	English Summary of Share Acquisition Agreement between CEMIG and the State of Minas Gerais dated December 27, 2011 (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).

ANNUAL REPORT AND FORM 20-F | 2022	158

4.29	Summary of Indenture Covering the Public Distribution of Non-Convertible Unsecured Debentures, dated March 13, 2012, between CEMIG Geração e Transmissão S.A., HSBC Corretora de Títulos e Valores Mobiliários S.A., Banco BTG Pactual S.A. and Banco do Nordeste do Brasil S.A. (incorporated by reference to the Form 20-F filed on April 27, 2012 (File No. 1-15224)).
4.30	Initial Announcement of Public Distribution, under the Regime of Firm Guarantee of Placement, of Unsecured Debentures Not Convertible into Shares, with Additional Guarantee, in Three Series, of the Third Issue by CEMIG D, dated March 19, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).
4.31	Initial Announcement of Public Distribution, under the Regime of Best Efforts for Placement, of Unsecured Debentures Not Convertible into Shares, with Additional Guarantee, in up to Three Series, of the Third Issue by CEMIG GT, dated March 12, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).
4.32	Summary of Private Contract for Investment in Transmission Assets, among CEMIG, CEMIG GT and Taesa dated May 17, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).
4.33	Summary of the Share Purchase Agreement between CEMIG Capim Branco Energia S.A., Suzano Papel e Celulose S.A., and Suzano Holding S.A., intervening by Comercial Agrícola Paineiras LTDA. (‘Paineiras’) e Epícares Empreendimentos e Participações LTDA. (‘Epícares’), dated March 12, 2013 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).
4.34	Summary of the Commitment Undertaking for Settlement, signed between the State of Minas Gerais and CEMIG, dated November 22, 2012 (incorporated by reference to the Form 20-F filed on April 30, 2013 (File No. 1-15224)).
4.35	Fifth Amendment to Concession Contracts No. S 002/1997–DNAEE, 003/1997–DNAEE, 004/1997–DNAEE and 005/1997–DNAEE, dated December 21, 2015, between the Federal Republic of Brazil and us, related to energy distribution service (incorporated by reference to the Form 20-F filed on November 14, 2016 (File No. 1-15224)).
4.36	Excerpts from concession contracts for energy generation Nos. 8, 9, 10, 11, 12, 13, 14, 15 and 16 between the Mining and Energy Ministry and CEMIG GT.
8	List of Subsidiaries (incorporated by reference to Exhibit 8 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15224)).
11	Statement of Ethical Principles and Code of Professional Conduct (incorporated by reference to Exhibit 11 to our Form 20-F filed on May 17, 2022 (File No. 1-15224)).
12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated July 27, 2023.
12.2	Chief Officer for Finance and Investor Relations Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated July 27, 2023.
13.1	Chief Executive Officer Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated July 27, 2023.
13.2	Chief Officer for Finance and Investor Relations Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated July 27, 2023.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

ANNUAL REPORT AND FORM 20-F | 2022	159

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Date: July 27, 2023.

By:	/s/ Reynaldo Passanezi Filho
Name: Reynaldo Passanezi Filho
Title: Chief Executive Officer

By:	/s/ Leonardo George de Magalhães
Name: Leonardo George de Magalhães
Title: Chief Officer for Finance and Investor Relations

ANNUAL REPORT AND FORM 20-F | 2022	160

ANNUAL REPORT AND FORM 20-F | 2022	Page F-1

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