Form 20-F
period 2023-12-31
ENERGY CO OF MINAS GERAIS
filed 2024-04-30
CIK 1157557

Annual Report and Form 20-F 2023 CEMIG Logo

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Leonardo George de Magalhães

Chief Officer for Finance and Investor Relations

ri@cemig.com.br | +55 31 3506-5024

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes ☐ No ☒

ANNUAL REPORT AND FORM 20-F | 2023	4

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

This annual report contains translations of certain Real amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such U.S. dollar amounts have been translated from Reais at an exchange rate of R$4.8521 to US$1.00, as certified for customs purposes by the U.S. Federal Reserve Board as of December 29, 2023. We cannot guarantee that U.S. dollars can be converted into Reais, or that Reais can be converted into U.S. dollars, at the above rate or at any other rate.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals and/or subtotals in certain tables may not be an arithmetic aggregation of the figures that precede them.

ANNUAL REPORT AND FORM 20-F | 2023	5

MARKET POSITION AND OTHER INFORMATION

The information contained in this annual report regarding our market position is, unless otherwise indicated, presented for the year ended December 31, 2023. It is based on, or derived from, reports issued by the Brazilian National Electric Energy Agency (Agência Nacional de Energia Elétrica, ‘Grantor’, or ‘ANEEL’), and by the Brazilian Electric Power Trading Chamber (Câmara de Comercialização de Energia Elétrica, or ‘CCEE’).

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

ANNUAL REPORT AND FORM 20-F | 2023	6

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
•
Other risk factors identified in “Item 3. Key Information—Risk Factors”.

ANNUAL REPORT AND FORM 20-F | 2023	7

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
•
We are subject to restrictions on our ability to make capital expenditures ('capex') and to incur indebtedness, which could adversely affect our business, results of operations and financial condition.
•
A reduction in our credit risk rating or in Brazil’s sovereign credit ratings could adversely affect the availability of new financing and/or increase our cost of capital.
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
•
We cannot guarantee the speed of our capacity for innovation and our responses to the changes that the energy sector is going through with the advancement of technology.
•
Our strategy for maximizing value for CEMIG’s shareholders depends on external factors that could impede its successful implementation.
•
We may be unable to implement our long-term strategic plans within the desired timeframe, or without incurring unforeseen costs, which could have adverse consequences for our business, results of operations and financial condition.

ANNUAL REPORT AND FORM 20-F | 2023	8

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
•
We are subject to anti-corruption, anti-bribery, anti-money laundering, and antitrust laws and regulations in Brazil.
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

ANNUAL REPORT AND FORM 20-F | 2023	9

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
•
Failure to comply with ESG guidelines could adversely affect our business, reputation and results of operations.
•
The outbreak of disease and health epidemics, such as the Covid-19 pandemic, could adversely affect our business, operational results and financial condition.
•
The ongoing military conflict between Russia and Ukraine and the Israel - Hamas conflict, or any widening of either of these conflicts, may have a material adverse effect on the global economy, certain material and commodity prices and potentially on our business.

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

ANNUAL REPORT AND FORM 20-F | 2023	10

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
•
The Brazilian Government may assert that the ADS taxation for Non- Resident Holders shall be payable in Brazil.

ANNUAL REPORT AND FORM 20-F | 2023	11

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

We operate most of our power generation, transmission and distribution activities, and related services under concession agreements entered into with the Brazilian Federal Government or pursuant to authorizations granted to companies of the CEMIG Group. The Brazilian Constitution determines that all concessions related to public services must be granted through a bidding process. In 1995, in order to implement these constitutional provisions, the Brazilian Federal Government adopted certain laws and regulations, which are collectively known as the ‘Concessions Law,’ which governs bidding procedures in the electric power industry.

On September 11, 2012, the Brazilian Federal Government issued Provisional Act 579 (‘PA 579’), later converted into Law 12,783 of January 11, 2013 (‘Law 12,783/13’), which governs the extensions of concessions granted prior to Law 9,074/95. Law 12,783/13 determines that, as of September 12, 2012, concessions prior to Law 9,074/95 can be extended once, for up to 30 years, provided that the concession operators accept and meet certain conditions described in such Law. With respect to generation activities, the Company chose not to accept the mechanism offered to extend the generation concessions that would expire in the period from 2013 to 2017. These concessions were: Três Marias, Salto Grande, Itutinga, Volta Grande, Camargos, Peti, Piau, Gafanhoto, Tronqueiras, Joasal, Martins, Cajuru, Paciência, Marmelos, Dona Rita, Sumidouro, Poquim and Anil.

Following publication of the tender documents for Generation Auction 12/2015, on October 7, 2015 (‘Auction 12/2015’), which was held under the revised regulatory structure for renewal of concessions of existing power plants as set forth in Law 13,203 of December 8, 2015 (‘Law 13,203/15’), the Company’s Board of Directors authorized CEMIG Geração e Transmissão S.A. (CEMIG GT) to bid at an auction, held on November 25, 2015, in which CEMIG GT was successful. In the auction, CEMIG GT won the concessions for the 18 hydroelectric plants comprising ‘Lot D’, for 30

ANNUAL REPORT AND FORM 20-F | 2023	12

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
•
Injunctions related to the construction of new facilities and equipment;
•
Temporary suspension from participating in bidding processes for new concessions for a period of up to two years;

ANNUAL REPORT AND FORM 20-F | 2023	13

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

ANNUAL REPORT AND FORM 20-F | 2023	14

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

We are subject to restrictions on our ability to make capital expenditures ('capex') and to incur indebtedness, which could adversely affect our business, results of operations and financial condition.

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

As of December 31, 2023, we had R$9.6 billion of outstanding debt with financial covenant restrictions, and any breach could have severe negative consequences to us.

ANNUAL REPORT AND FORM 20-F | 2023	15

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

The credit risk rating agencies Standard and Poor’s, Moody’s and Fitch Ratings attribute a rating to the Company and its debt securities on a Brazilian basis, and also a rating for the Company on a global basis. Ratings reflect, among other factors, the outlook for the Brazilian energy sector, the hydrological conditions of Brazil, the political and economic conditions, country risk, and the rating and outlook for the Company controlling shareholder, the State of Minas Gerais. In the event of a downgrade due to any external factors, our operational performance or high levels of debt, our cost of capital could increase and our ability to comply with existing financial covenants in the instruments that regulate our debt could be adversely affected. Further, our operating or financial results and the availability of future financing could be adversely affected. In addition, reductions in Brazilian sovereign ratings could adversely affect the perception of risk in relation to securities of Brazilian issuers, and, as a result, increase the cost of any future issuance of debt securities. Any reductions in our ratings or Brazil’s sovereign ratings could adversely affect our operating and financial results, and our access to future financing.

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

ANNUAL REPORT AND FORM 20-F | 2023	16

We have a considerable amount of debt, and we are exposed to limitations on our liquidity – a factor that might make it more difficult for us to obtain financing for investments that are planned and might negatively affect our financial condition and our results of operations.

In order to finance the capital expenditures needed to meet our long-term growth objectives, we have incurred a substantial amount of debt. As of December 31, 2023, our total loans and debentures (including interest) were R$9,831 million; a decrease of 7.1% compared to the R$10,580 million reported as of December 31, 2022 and, which 2022 amount represented a decrease of 6.9% compared to R$11,364 million reported as of December 31, 2021. As of December 31, 2023, 53.4% of our existing loans and debentures - totaling R$5,247 million, have maturities in the next two years. To meet our growth objectives, maintain our ability to fund our operations and comply with scheduled debt maturities, we will need to raise debt capital from a range of funding sources. To service its debt after meeting the capital expenditure targets, the Company has relied upon a combination of cash flows provided by its operations, sale of assets, drawdowns under its available credit facilities, its cash and short-term financial investments balance and the incurrence of additional indebtedness.

Any lowering of our credit ratings may have adverse consequences on the Company’s ability to obtain financing or may affect its cost of financing, also making it more difficult or costly to refinance maturing obligations. If, for any reason, the Company were to face difficulties in accessing debt financing, this could hamper its ability to make capital expenditures in the amounts needed to maintain its current level of investments or its long-term targets and could impair its ability to timely meet its principal and interest payment obligations with its creditors. A reduction in the Company’s capital expenditure program or the sale of assets could significantly and adversely affect its results of operations.

We cannot guarantee the speed of our capacity for innovation and our responses to the changes that the energy sector is going through with the advancement of technology.

The electrical energy sector is undergoing significant transformations due to constant technological advancement. Innovations such as renewable energy sources, advanced energy storage and smart transmission technologies are changing the industry landscape. The main risks of not innovating or not innovating at the appropriate speed are:

•
Competitiveness and Market Share: The inability to keep up with innovations can result in the loss of competitiveness and market share for more agile and technologically advanced companies.
•
Impact on Operational Efficiency: Lack of innovation can affect operational efficiency, resulting in higher costs and reduced profit margin.
•
Brand Reputation: A brand image associated with a lack of innovation can affect the trust of stakeholders, including customers, investors and regulators.

If we have difficulties in adapting to changes in the sector by incorporating innovations in a timely manner, our business, financial condition and results of operations could be adversely affected.

Our strategy for maximizing value for CEMIG’s shareholders depends on external factors that could impede its successful implementation.

CEMIG’s strategy to maximize shareholder value in the Company is based on three pillars:

•
Divestments: non-strategic or assets with low synergy or return, and opportunistic offerings;
•
Expansion: mainly through investments in our distribution and transmission concessions, greenfield projects in renewable sources and with the renewing of power generation concessions; and
•
Management: synergy improvement, capital structure and distribution policy and governance enhancing.

ANNUAL REPORT AND FORM 20-F | 2023	17

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

ANNUAL REPORT AND FORM 20-F | 2023	18

Energia Elétrica S.A. (‘Taesa’) and Aliança Geração de Energia S.A. (‘Aliança’), and Norte Energia S.A. (‘NESA’) could have a significant impact on our business and operating results. The Company’s ability to meet its financial obligations is correlated, in part, to the cash flow and the profits of its subsidiaries and investees, and the distribution to the Company by such companies of profits in the form of dividends or other advances or payments. If these companies’ abilities to generate profits and cash flows are reduced, this may cause a reduction of dividends and interest on capital paid to the Company, which could have a material adverse effect on our results of operations and financial position.

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

We are constantly engaged in the construction and expansion of our plants, transmission lines, distribution networks and lines and substations, and regularly consider other potential expansion projects. The Company’s ability to complete projects within deadlines and on budget, without adverse economic effects, is subject to various risks. For instance, we may encounter the following:

•
Complications in the planning and execution stages of expansion of the electrical system projects and other new investments may occur, such as strikes, lagging suppliers of materials and services, delays in tender processes, embargos on work, unexpected geological and climate conditions, political and environmental uncertainties, financial instability of our partners, contractors and subcontractors, shortage of qualified labor in the market;
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

ANNUAL REPORT AND FORM 20-F | 2023	19

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

On December 31, 2023, the past-due receivables from our customers were R$1,810 million compared to R$1,825 million in 2022. In 2023, we recorded a provision for expected credit losses in the amount of R$867 million, compared to R$820 million in 2022.

There is a possibility that we may be unable to collect all of the receivable amount from our customers, which are in arrears due to events beyond the control of the Company, such as limiting the performance of the suspension of energy supply by the regulatory body of the sector.

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

CEMIG D’s Total Losses Index as of December 31, 2023, using a 12-month window, was 10.71%. This percentage is in relation to the total energy injected into the distribution system (the total volume of losses was 6,239 GWh). Of that percentage, 8.31% comprised technical losses, and 2.40% comprised non-technical losses. This result was 0.40 percentage points lower than the result for December 2022 (11.11%), and below the regulatory target set by ANEEL for 2023 (10.84%).

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

ANNUAL REPORT AND FORM 20-F | 2023	20

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

Among the provisions of law that can lead to operating investments and expenses, one is compliance with the Stockholm Convention on Persistent Organic Pollutants, to which Brazil is a signatory. Brazil has prohibited the production, import and sale of PCBs since 1981 and it has been making efforts towards the Stockholm Convention ('SC') goals. At Cemig, almost all of the large equipment contaminated with PCB has been removed from the electrical system and incinerated. The few large items of equipment contaminated with PCB still in operation will be properly disposed of within the deadlines of the SC. Cemig is identifying small equipment contaminated with PCB, according to the statistical criteria of the Brazilian legislation and aiming to attend the SC goals and deadlines. There were two new peices of legislation related to the theme: Law 14250/2021 and Interministerial Ordinance MMA/ MME 107/2022. Cemig has adjusted its practice and need to complete its inventory by PCB, according to this legislation. Further efforts may be required if there are new changes in the legislation. If we are unable to meet the technical requirements

ANNUAL REPORT AND FORM 20-F | 2023	21

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

In the event of such actions, we, our customers or other third parties could be exposed to risk of loss or improper use of this information, resulting in litigation and potential liability, damage to our brand and reputation, or other harm to our business. In addition, we rely on third-party infrastructure providers whose potential security vulnerabilities could have an impact on our business. The regulatory environment with regards to cybersecurity, privacy and data protection issues is increasingly complex and may have impacts on our business, including increased risk, costs and expanded compliance obligations. In 2023, we did not experience any cybersecurity incidents or data breaches that had a material impact on the Company, its business, results of operations or financial condition.

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

ANNUAL REPORT AND FORM 20-F | 2023	22

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

Increases in energy generated by distributed generation ('MMGD') in Cemig D's concession area could cause an imbalance in its cash flows and financial results.

The tariffs of the distribution companies in Brazil carry numerous benefits aimed at specific sectors, subsidies that have been increasing the charges passed on to final consumers. In the case of subsidies to renewable generation (through what we call ‘TUSD/TUST Discounts’), the approval of Law 14,300/2022 defined a deadline for granting those benefits, thereby limiting such benefits. Furthermore, the state of Minas Gerais (Cemig D’s concession area) has two other factors that stimulate the implementation of projects characterized as distributed generation (‘MMGD’): (i) tax exemption on the purchase of solar generation equipment and on the energy consumed from the grid but that was netted against the injected energy (ii) large area with great insolation that benefits photovoltaic electricity generation. These points have led to an exponential growth in the implementation of photovoltaic plants in Cemig D's concession area.

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

ANNUAL REPORT AND FORM 20-F | 2023	23

At the end of 2022, the hydrological conditions were very good, generating positive impacts on energy costs. The Flag Account reached a surplus at the end of 2023 of R$7.4 billion. As 2023 was a positive year for precipitation, there was no need to apply a new surcharge, with a green flag in every month.

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

ANNUAL REPORT AND FORM 20-F | 2023	24

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

We conduct trading activities through power purchase and sale agreements, mainly in the Free Market, through our generation and trading companies. Contracts in the Free Market may be entered into with other generating entities, energy traders, or mainly, with ‘free customers.’ In 2023, free customers are customers with a demand of 0.5 MW or more: they are allowed to choose their energy supplier. This limit was reduced from 1.0 MW to 0.5 MW in 2023 and by January 01, 2024 all consumers connected to high voltage lines (Ordinance 50, published by the Ministry of Mines and Energy in September 2022). Some contracts have flexibility in the amount sold, allowing the customer to consume a higher or lower amount (5% on average) from our generating companies than the original amount contracted, which might cause an adverse impact on our business, operating results and/or financial condition. Other contracts do not allow for this kind of flexibility in the purchase of energy, but increased competition in the Free Market could influence the occurrence of this type of arrangement in purchase contracts. In addition to the free customers referred to above, there is a category of customers referred to as ‘Special Customers’, which are those with contracted demand between 0.5 MW and 1.0 MW. Special Customers are eligible to participate in the Free Market provided they buy energy from incentive-bearing alternative sources, such as Small Hydroelectric plants, biomass plants or wind farms. As envisaged by the Ordinance 50/2022, by 2024 there will be no demand restriction for free customers connected to high voltage lines and in light of that there will be no more separation of free and special consumers. The Company has conducted sales transactions for this category of energy from specific energy resources in particular companies of the CEMIG Group and, since 2009, the volume of these sales has gradually increased.

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

ANNUAL REPORT AND FORM 20-F | 2023	25

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

We are subject to anti-corruption, anti-bribery, anti-money laundering, and antitrust laws and regulations in Brazil.

We are subject to anti-corruption, anti-bribery, anti-money laundering, antitrust and other international laws and regulations and are required to comply with the applicable laws and regulations of Brazil. There can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate practices, fraud, or violations of law by our affiliates, employees, directors, officers, partners, agents, and service providers or that any such persons will not take actions in violation of our policies and procedures. Any violations by us of anti-bribery and anti-corruption laws or sanctions regulations could have a material adverse effect on our business, reputation, results of operations and financial condition.

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

ANNUAL REPORT AND FORM 20-F | 2023	26

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

A member of our board of directors is a defendant administrative action, and three criminal actions for tax evasion, in two of which he has been acquitted by the Higher Appeal Courts. There is more information in "item 6 – Significant Civil and Criminal Proceedings Involving a Key Member of Management". We cannot give any assurance that court and/or administrative proceedings, or commencement of any other court and/or administrative proceedings, against any members of our management or board of directors, will not impose limitations or restraints on the performance of the members of our management or board of directors that are a party to these proceedings. Further, we cannot give any assurance that any such limitations will not adversely affect us or our reputation.

The multiple uses of water and the various interests related to this natural resource might give rise to conflicts of interest between CEMIG and the society, which might cause losses to our business, results of operations or financial condition.

At present, considering projects and companies that are jointly controlled, CEMIG has 57 hydroelectric power plants, with 5,010 MW and representing 96.6% of our installed capacity. Water is the main raw material for CEMIG’s production of energy and is a resource that is sensitive to climate change and vulnerable to the consequences of exploration of other natural resources, significantly impacted by human actions and subject to a regulatory environment. CEMIG’s operation of reservoirs for generation of hydroelectric power essentially requires consideration of the multiple uses of water by other users in a river basin; and this in turn, leads to the need to take into account a range of constraints — environmental, safety, irrigation, human consumption, waterways and bridges, among others. In periods of severe drought, like those of 2013 until 2021, monitoring and forecasting the levels of reservoirs and the constant dialogue with the public authorities, civil society and users were essential for ensuring the generation of energy, and the other uses of this resource. Finally, CEMIG uses a Risk Management System to analyze scenarios and determine the degree of financial exposure to risks, considering the probability of occurrence and its effect. In the scenarios relating to potential conflicts with other users, CEMIG evaluates both the effects arising from prolonged droughts, which can lead to an increase of competition between the energy sector and other users, and the effects of flood events occurring due to excessive rain. While CEMIG engages with other essential users and takes steps to analyze community input and studies on issues relating to the impact of water use, competing interests relating to water use could, subject to certain minimum limits previously established by law, affect its availability to us for use in the operations of certain of our projects, which could adversely affect our business results of operations and financial condition.

ANNUAL REPORT AND FORM 20-F | 2023	27

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

The government of the State of Minas Gerais has discussed selling a portion of its shareholding in CEMIG with a view to reducing its public debt, and has considered a sale to private shareholders (privatization) or to the Federal Government (federalization). We cannot assure you regarding the timing or likelihood of any such sale and any sale of its shareholding in CEMIG by the State of Minas Gerais could have a material adverse effect on our business, results of operations and financial condition or the market price of our shares.

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

ANNUAL REPORT AND FORM 20-F | 2023	28

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

Whether or not an investor receives dividends depends on whether our financial condition permits us to distribute dividends under Brazilian law, restrictive covenant clauses in contracts related to our loans and financings and whether our shareholders, on the recommendation of our Board of Directors, acting in its discretion, determine suspension, due to our financial circumstances, of the distribution of dividends in excess of the amount of mandatory distribution required under our by-laws in the case of the preferred shares. As we are a holding company with no revenue-producing operations other than those of our operating subsidiaries, we can only distribute dividends to shareholders if the Company receives dividends or other cash distributions from our operating subsidiaries.

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

Concession agreements and Brazilian law have established a mechanism that permits three types of rate adjustment: (a) the Annual Adjustment; (b) the Periodic Review; and (c) the Extraordinary Review. The purpose of the Annual Adjustment (‘Reajuste Anual’) is to compensate for changes in costs that are beyond a company’s control, such as the cost of energy for supply to customers, the sector charges that are set by the Federal Government, and charges for use of the transmission and distribution facilities of other companies.

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

ANNUAL REPORT AND FORM 20-F | 2023	29

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

ANEEL defines the RAP that we receive through our transmission companies, on behalf of the Federal Government. The concession contracts provide for two mechanisms for the adjustment of revenues: (a) the annual tariff adjustments; and (b) the Periodic Tariff Review (Revisão Tarifária Periódica, or ‘RTP’). The annual tariff adjustment of our transmission revenues takes place annually in June and is effective in July of the same year. The annual tariff adjustments take into account the permitted revenues of the projects that have come into operation, and the revenue from the previous period is adjusted by the inflation index (IPCA for Contract 006/1997 and IGP-M for Contract 079/2000). The periodic tariff review takes place every five years. During the periodic tariff review, the investments made by a concession holder in the period and the operating costs of the concession are analyzed by ANEEL. The grantor takes into account only investments that it deems to be prudent, and operating costs that it assesses as having been efficient, using a benchmarking methodology. Thus, the tariff review mechanism is subject to some extent to the discretionary power of ANEEL, since it may omit investments that have been made, and could recognize revenues for operating costs lower than those actually incurred. This could result in a material adverse effect on our business, results of operations and financial condition.

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

We are party to several legal and administrative proceedings relating to civil, administrative, environmental, tax, regulatory, labor and other claims. These claims involve a wide range of issues and seek indemnities and restitution in money and by specific performance. Several individual disputes account for a significant part of the total amount of claims against the Company. See “Item 8. Financial Information – Legal and Administrative Proceedings”. Our consolidated financial statements include provisions for risks in a total amount of R$2,199 million, as of December 31, 2023, for actions in which the probability of loss have been assessed as ‘probable’. One or more unfavorable decisions

ANNUAL REPORT AND FORM 20-F | 2023	30

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

We believe that concern for environmental protection is also an increasing trend in our industry. Although we consider environmental protection when developing our business strategy, changes in environmental regulations, or changes in the policy of enforcement of existing environmental regulations could have a material adverse effect on our results of operations and financial condition. In addition, the implementation of investments in the transmission sector has suffered delays due to the difficulty in obtaining the necessary regulatory and environmental permits and approvals.

This could have a material adverse effect on our results of operations and our financial condition by delaying the implementation of energy projects and increasing the costs of expansion.

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

ANNUAL REPORT AND FORM 20-F | 2023	31

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

Failure to comply with ESG guidelines could adversely affect our business, reputation and results of operations.

Cemig has policies, guidelines, procedures and strategy aligned with ESG commitments. With a 100% renewable matrix and investments in the diversification of renewable sources in the short and medium term, the Company demonstrates its alignment with the energy transition driven by a low-carbon economy. Its operations are guided by its ESG commitments, in line with the sustainable development objectives (SDGs), aiming to contribute to generating value in society with electricity generation, transmission and supply services.

The focus of the Company's governance has been the balance between the economic, financial, environmental and social aspects of Cemig, with the aim of continuous contribution to sustainable development, and aiming to improve

ANNUAL REPORT AND FORM 20-F | 2023	32

its relationship with shareholders, customers, employees, society and others interested parts. With this action, the Company allows its decision-making process to be aligned with the ESG strategy, ensuring the supervision and monitoring of initiatives and allocation of the necessary resources to improve practices aimed at improving the Company's ESG performance.

We consider that the most critical topics are related to socio-environmental issues, including supply chain management, as due to a high number of contracts, there is a possibility of failure in the monitoring process that ensures compliance with labor and environmental legislation, respect for human rights and other legal requirements on the part of these suppliers, negatively exposing the Company. In the environmental sphere, although the Company has guidelines and procedures aimed at fulfilling its legal obligations, there is a risk of non-compliance with environmental legislation or inefficiency in actions to mitigate environmental impacts, which may result in loss of biodiversity, environmental pollution, death of fish , among other impacts that may affect the communities surrounding the project.

Despite our level of maturity in ESG and having a strategic plan aligned with sustainability principles, failures in ESG practices and risk mitigation actions may occur, which could result in the loss of social licenses to operate our business and could have an adverse impact on our business, reputation and results of operations.

The outbreak of disease and health epidemics, such as the Covid-19 pandemic, could adversely affect our business, operational results and financial condition.

For the years ended December 31, 2022 and 2023, the COVID-19 pandemic did not have a significant negative impact on our business nor results of operations. However, any further outbreaks of Covid-19 or any other health epidemics could have an adverse effect on our business and results of operations.

In accordance with World Health Organization (WHO), on May 5, 2023, more than three years into the pandemic, the WHO Emergency Committee on COVID-19 recommended to the Director-General, who accepted the recommendation, that given the disease was by now well-established and ongoing, it no longer fit the definition of a Public Health Emergency of International Concern (PHEIC).

Impacts from the military conflict between Russia and Ukraine and the Israel - Hamas conflict, or any widening of these conflicts, may have a material adverse effect on the global economy, certain material and commodity prices and potentially on our business.

Global markets continue to operate in a period of economic uncertainty, volatility and disruption as the military conflict between Russia and Ukraine continues. Such military conflict and the effect of the resulting economic sanctions imposed on Russia and certain Russian citizens and enterprises, as well as the potential Russian response to such sanctions or any further sanctions, could have a negative effect on the global economy and are highly uncertain and difficult to predict. As a result, many entities outside the region may be adversely affected by rising prices of commodities such as oil, gas and wheat, or by a potential slowdown in the global economy. The occurrence of large-scale business disruptions potentially gives rise to liquidity issues for certain entities and there may also be consequential impacts on the credit quality of some suppliers.

In addition, on October 7, 2023, Hamas, a terrorist group in control of Gaza, carried out a surprise attack on Israeli cities and towns near the Gaza strip. Following this terrorist attack, Israel declared war on Hamas and other terrorist organizations in Gaza. The military conflict is ongoing, and its length and outcome are highly unpredictable.

As of the date of this annual report, while we are not directly involved in these regions and, therefore, our exposure to these conflicts is limited, considering the uncertainties surrounding the impact of the conflicts on global economy, we are unable to estimate the extent of any potential effects of these conflicts or any escalation of such conflicts on our business, results of operation or financial condition.

ANNUAL REPORT AND FORM 20-F | 2023	33

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

ANNUAL REPORT AND FORM 20-F | 2023	34

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

On December 29, 2023, the exchange rate between the Real and the US dollar was R$4.8521 for US$1.00. There is no guarantee that the Real will not depreciate, or appreciate, in relation to the US dollar, in the future. The instability of the Brazilian Real/U.S. Dollar exchange rate could have a material adverse effect on us. Depreciation of the Real against the United States dollar and other principal foreign countries could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy, and consequently, our growth. Depreciation of the Real could cause an increase in financial and operating costs, since we have payment obligations under financing contracts and import contracts indexed to exchange rate variations. In addition, depreciation of the Real could cause inflationary pressure that might result in abrupt increases in the inflation rate, which would increase our operating costs and expenses, which might adversely affect our business, results of operations, or outlook.

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

Brazil has historically experienced extremely high rates of inflation. Inflation, and some of the Federal Government’s measures taken in an attempt to curb inflation, have had significant negative effects on the Brazilian economy. Since the introduction of the Real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. Brazilian annual inflation as measured by the IPCA index in the years 2021, 2022 and 2023 was, respectively, 10.06%, 5.79% and 4.62%.

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

ANNUAL REPORT AND FORM 20-F | 2023	35

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

In 2023, the São Paulo Stock Exchange (Brasil, Bolsa, Balcão S.A, or ‘B3’), the only stock exchange in Brazil on which our shares are traded, had an annual market capitalization of R$5.1 trillion, and average daily trading volume of R$20.6 billion.

ANNUAL REPORT AND FORM 20-F | 2023	36

Holders of the preferred and common ADSs, and holders of our shares, may have different shareholders’ rights than holders of shares in U.S. companies.

Our corporate governance, disclosure requirements and accounting practices are governed by our by-laws, by the Level 1 Differentiated Corporate Governance Practices Regulations (‘Regulamento de Práticas Diferenciadas de Governança Corporativa Nível 1’) of the B3 (the only Brazilian stock exchange) by the Brazilian Corporate Law (Federal Law 6,404/76) and by the rules issued by the CVM. These regulations may differ from the legal principles that would apply if our Company were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in other jurisdictions outside Brazil. In addition, the rights of an ADS holder, which are derived from the rights of holders of our common or preferred shares to have his interests protected in relation to decisions by our board of directors or our controlling shareholder, may be different under the Brazilian Corporate Law from the rules of other jurisdictions. Rules against insider trading and self-dealing and other rules for the preservation of shareholder interests may also be different in Brazil if compared to the United States rules, potentially establishing a disadvantage for holders of the preferred shares, common shares, or preferred or common ADSs.

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

All our directors and officers reside in Brazil. Our assets, as well as the assets of these individuals, are located mostly in Brazil. As a result, it may not be possible for foreign shareholders to effect service of process on them within the United States or other jurisdictions outside Brazil, or to attach their assets, or to enforce against them, or against the Company in United States courts, or in the courts of other jurisdictions outside Brazil, judgments that are predicated upon the civil liability provisions of the securities laws of the United States or the respective laws of such other jurisdictions. In order to have a judgment rendered outside of Brazil enforced in Brazil, the party seeking enforcement would need to be recognized in the courts of Brazil (to the extent that Brazilian courts may have jurisdiction) and such courts would enforce such judgment without any retrial or reexamination of the merits of the original action only if such judgment had been previously ratified by the Superior Court of Justice (Superior Tribunal de Justiça, or ‘STJ’), in accordance with Articles 216-A to 216- X of the Internal Regulations of the STJ (RISTJ), introduced by Regulatory Amendments No. 18/2014 and No. 24/2016. Notwithstanding the foregoing, no assurance can be given that ratification will be obtained.

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

ANNUAL REPORT AND FORM 20-F | 2023	37

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

ANNUAL REPORT AND FORM 20-F | 2023	38

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

ANNUAL REPORT AND FORM 20-F | 2023	39

Item 4. Information on the Company

A.
History and Development of the Company

Companhia Energética de Minas Gerais – CEMIG is a state-controlled mixed capital company (‘sociedade por ações de economia mista’). CEMIG has its registered office located at Avenida Barbacena, 1200, Belo Horizonte, Minas Gerais, Brazil. The U.S. Securities and Exchange Commission (the “SEC”) maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC. Our internet address is https://www.cemig.com.br. The information posted on our website or that could be accessed through our website is not part of, or attached to or incorporated by reference into, this Form 20-F.

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

ANNUAL REPORT AND FORM 20-F | 2023	40

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

On March 20, 2023 CEMIG concluded the sale of all the equity interest – equivalent to 7.53% of the Share Capital – it held directly and indirectly in Madeira Energia S.A. (‘MESA’), the parent company of Santo Antônio Energia S.A. (‘SAE’), to Furnas Centrais Elétricas S.A. (‘Furnas’), for R$55.4 million.

On October 6, 2023 the Company concluded sale to Furnas of its entire holding, of 69.39%, in the share capital of Baguari Energia, which represents an indirect interest of 34% in the Baguari Consortium, which operates the Baguari Hydroelectric Power Plant, located in Minas Gerais, which has an installed capacity of 140 MW and 81.9 MW of physical guarantee. The transaction totaled R$393.0 million, adjusted for 100% of the CDI from December 31, 2022 to the payment made on October 06, 2023. Dividends of R$11.6 million received on October 03, 2023, were deducted from this amount, resulting in the receipt of the closing amount of R$421.2 million.

On November 22, 2023 CEMIG GT, a wholly-owned subsidiary of CEMIG, concluded the sale of its direct equity interest of 49.9% in the share capital of Retiro Baixo Energética S.A. (‘Retiro Baixo’) to Furnas Centrais Elétricas S.A. (‘Furnas’). The transaction totaled R$223.4 million, adjusted for 100% of the CDI from December 31, 2022. Dividends of R$5.9 million received on June 28, 2023 were deducted from this amount, resulting in the net receipt of the closing amount of R$217.5 million.

ANNUAL REPORT AND FORM 20-F | 2023	41

The following describe certain activities relating to CEMIG subsidiaries, jointly controlled entities and associates during 2023, 2022 and 2021 (aggregated by business):

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

Divestment of Axxiom

On December 22, 2022, Cemig signed a share purchase agreement for disposal of its 49% equity interest in Axxiom Soluções Tecnológicas S.A. (‘Axxiom’) to Light S.A., owner of the remaining 51%. The agreement is subject to certain conditions precedent, which are expected to be satisfied in the coming months, after which the transaction will be completed. The agreement has a symbolic payment by Light of R$ 1.00 (one Real), with settlement of the assets and liabilities of Axxiom. The transaction was concluded on April 17, 2023.

This transaction is in line with the Company's strategic planning, which involves the divestment of assets that do not adhere to the Cemig Group's core activities.

Divestment of Madeira Energia S.A.

On March 20, 2023, Cemig GT concluded the sale of all the equity interest – equivalent to 7.53% of the share capital – it held directly and indirectly in Madeira Energia S.A, the parent company of Santo Antônio Energia S.A., to Furnas Centrais Elétricas S.A., for R$55.4 million. The purpose of Santo Antônio Energia S.A. is to operate and maintain the Santo Antônio HPP, located in the state of Rondônia.

This sale was made within the context of executing CEMIG’s Divestment Program, so that the Company can redirect its management and capital allocation efforts to the state of Minas Gerais.

Divestment of Baguari Energia

On April 14, 2023, Cemig GT signed a share purchase agreement with Furnas Centrais Elétricas S.A. for disposal of its 34% indirect equity interest in the Consórcio UHE Baguari, which operates Baguari HPP in Minas Gerais, representing 69.39% of the share capital of Baguari Energia. With the conclusion of transaction, Cemig GT no longer holds any equity in Baguari Energia and thus has no participation in the Consórcio UHE Baguari. The transaction was concluded on October 6, 2023, resulting in a proceed of R$432.8 million.

ANNUAL REPORT AND FORM 20-F | 2023	42

The sale is in line with the Company’s Strategic Planning, which provides for the divestment of minority interests of Cemig’s Group.

Divestment of Retiro Baixo Energia Energética S.A.

On April 14, 2023, Cemig GT signed a share purchase agreement with Furnas Centrais Elétrica S.A. for disposal of its 49.9% equity interest in the Retiro Baixo Energética S.A., which operates Retiro Baixo HPP in Minas Gerais. The transaction was concluded on November 22, 2023, resulting in a proceed of R$223.4 million.

The sale is in line with the Company’s Strategic Planning, which provides for the divestment of minority interests of Cemig’s Group.

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

CEMIG Soluções Inteligentes em Energia – CEMIG SIM

On October 08, 2019, CEMIG Soluções Inteligentes em Energia – CEMIG SIM was launched. It comprises the activities developed by Efficientia S.A ('Efficientia') and CEMIG Geração Distribuída – CEMIG GD. Efficientia's by laws were modified to adapt to the new object of CEMIG SIM and change of corporate name. On October 19, 2020, a CEMIG’s Extraordinary General Meeting of Shareholders approved the merger of Geração Distribuída – CEMIG GD (wholly-owned subsidiary), at book value, and as a result the investee ceased to exist and the Company took over of all its rights and liabilities. The proposal is for CEMIG SIM to act, in this first moment, but not limited, in the following segments: distributed generation, account services, cogeneration, energy efficiency (with Energy Efficiency Program resources – Programa de Eficiência Energética, or ‘PEE’), and supply and storage management.

ANNUAL REPORT AND FORM 20-F | 2023	43

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

In 2022, CEMIG SIM invested R$82 million in the acquisition of photovoltaic plants. As of December 31, 2022, CEMIG SIM had 5,600 customers.

In 2023, CEMIG SIM invested R$212 million in the acquisition and development of photovoltaic plants. As of December 31, 2023, CEMIG SIM had 14,400 customers.

CEMIG SIM plans to invest R$800 million from 2024 through 2025 in Distributed Generation segment, according to its strategic plans.

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

Multiannual Strategic Plan

The strategic planning of Cemig, comprised of the Multiannual Business Plan (2023-2027), was reviewed and approved by the Board of Directors in December 2023, with total investments expected of R$35.6 billion and total EBITDA ('Earnings before interest, taxes, depreciation and amortization') of R$12.2 billion expected through 2028. The planning defined that our ambition is:

“Become a leader in customer satisfaction, safety and achieving efficiency levels above to the regulatory, through a modern, sustainable management, with value generation and promotion of a results culture, investing with a focus on Minas Gerais."

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
•
Control and Integrity: Manage corporate risks and ensure institutional compliance with laws and ethics;
•
Innovation: Explore new avenues of growth from the transformation of the sector and development of technologies;

ANNUAL REPORT AND FORM 20-F | 2023	44

•
ESG: Keep the Company socially conscious, sustainable and properly managed;
•
Culture: Consolidate a bold organizational culture, creating a safe, meritocratic, diverse and inclusive environment that allows us to achieve sustainable business results and ensure the satisfaction of our customers in a competitive market.

Capital Expenditures

Capital expenditures for the years ended December 31, 2023, 2022 and 2021 in millions of Reais, were as follows:

Year ended December 31,	2023	2022	2021
Distribution network	3,175	2,777	1,553
Power Generation	752	19	157
Transmission network	168	299	242
Others (1)	338	404	118

Total capital expenditures (2)	4,433	3,499	2,070

(1)
Includes investments in infrastructure, subsidiaries and others.
(2)
The capital expenditures are presented in our Consolidated Statement of Cash Flow mainly on account lines related to Contractual assets, acquisition of equity investees, capital contributions in investees, PP&E, acquisition of subsidiaries and intangible assets.

For 2024, we plan to make capital investments in the amount of R$5,345 million (R$4,433 million in 2023), corresponding to our basic and expansion program. We expect to allocate these expenditures primarily to the expansion of our distribution, power generation and transmission system. The amounts planned for 2024 do not include investments in acquisitions, capital injections and other projects, that are not remunerated by the concession-granting power – which are not recognized in the calculations of tariffs made by ANEEL. We expect to fund our capital expenditures in 2024 mainly from the cash flow from operations and, to a lesser extent, through financing.

B.
Business Overview

General

Our business involves the generation, transmission, distribution and sale of energy, gas distribution and the providing of energy solutions.

CEMIG

We are engaged in transactions to buy and sell energy through our subsidiaries. The total volume of energy resourced in 2023 was 97,936 GWh or 0.6% less than 98,551 GWh in 2022, and 15.6% more than 84,716 GWh in 2021. The amount of energy produced by us in 2023 was 6,387 GWh or 13.5% less than the 7,388 GWh produced in 2022, and 23.6% more than the 5,169 GWh produced in 2021. The amount of energy purchased by us in 2023 was 91,550 GWh or 0.4% more than 91,163 GWh purchased in 2022, and 15.1% more than the 79,547 GWh purchased in 2021. These figures include 5,550 GWh purchased from Itaipu in 2023, 5,596 GWh in 2022, and 5,580 GWh in 2021. Through the Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica, or ‘CCEE’) and from other companies, we purchased 86,000 in 2023, 85,567 GWh in 2022 and 73,967 GWh in 2021.

Forty six percent (46%) of the energy traded in 2023 (which comprise 44,570 GWh), was traded to final customers, both captive and free. Total losses of energy in the core and distribution networks in 2023 totaled 6,475 GWh, which corresponds to 7% of total resources and is 48.4% less than the 12,538 GWh loss in 2022. The table below presents the breakdown of resources and power requirements by CEMIG traded in the last three years:

ANNUAL REPORT AND FORM 20-F | 2023	45

Cemig’s Electric Energy Balance

(GWh)	2023	2022	2021
RESOURCES	97,936	98,551	84,716
Energy generated by CEMIG (1)	4,979	5,547	3,633
Energy generated by Sá Carvalho	314	284	326
Energy generated by Horizontes	45	20	51
Energy generated by CEMIG PCH	42	70	74
Energy generated by Rosal Energia	296	348	338
Energy generated by SPE	554	1,050	731
Energy generated by Poço Fundo	156	69	16
Energy purchased from Itaipu	5,550	5,596	5,580
Energy purchased from CCEE and other companies	86,000	85,567	73,967

REQUIREMENTS	97,936	98,551	84,716
Energy delivered to final customers (2)	44,570	49,498	46,120
Energy delivered by CEMIG H	15,607	-	-
Energy delivered by Sá Carvalho	472	472	472
Energy delivered by Horizontes	81	88	87
Energy delivered by CEMIG PCH	121	121	120
Energy delivered by Rosal Energia	219	244	214
Energy delivered by SPEs	519	830	1,111
Energy delivered by Poço Fundo	149	75	11
Energy delivered to the CCEE and other companies	29,723	34,685	29,864
Losses	6,475	12,538	6,717

(1)
Discounting the losses attributed to generation (420 GWh in 2023) and the internal consumption of the generating plants.
(2)
Includes energy delivered to consumers outside the concession area (Wholesaler and Retailer).

Generation

The electric power generation business consists of the generation of energy using renewable energy sources (water, wind, sun and biomass).

As of December 31, 2023, we were one of the largest energy generation groups in Brazil, by total installed capacity. As of that date, we were generating energy at 68 hydroelectric plants (small hydroelectric power plants (‘PCH’) and hydroelectric power plants (‘UHE’)), wind plants and solar plants, with total installed capacity of over 5,190 MW (5,519 MW in 2022), with plants present in nine states of Brazil. The vast majority of our capacity is generated at hydroelectric plants (96.52% of installed capacity), with the remaining being generated by wind plants (3.43%) and solar plants (0.05%).

ANNUAL REPORT AND FORM 20-F | 2023	46

Our top five power plants, which accounted for over 73.4% of our installed energy generation capacity in 2023, are:

Rank (Installed Capacity)	Generation Power Plant	CEMIG Group Company Holding Stake	Restricted / Unrestricted Group	Installed Capacity (MW) *	Start of Comm. Operations	Expiration of Concession or Authorization	Type of Power Plant	CEMIG´s Stake
1st	Belo Monte	Norte Energia	Unrestricted	1,313.0	2016	07/11/2046	UHE	11.69%
2nd	Teodomiro C. Santiago	CEMIG GT	Restricted	1,192.0	1982	05/26/2027	UHE	100.00%
3rd	Nova Ponte	CEMIG GT	Restricted	510.0	1994	08/12/2027	UHE	100.00%
4th	Irapé	CEMIG GT	Restricted	399.0	2006	09/19/2037	UHE	100.00%
5th	Três Marias	CEMIG GT	Restricted	396.0	1962	01/03/2053	UHE	100.00%
Sub-Total (Top 5)				3,810.0
Total (All Plants)				5,190.0

(*) The installed capacity presented refers to CEMIG’s stake.

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

On December 31, 2023, CEMIG GT and other CEMIG transmission networks had 4,653 miles of lines, as follows:

CEMIG GT and other CEMIG transmission networks lines in miles
Classification	CEMIG GT	Other CEMIG Group Companies (1)
> 525 kV Lines	-	104
500 kV Lines	1,356	851
440 kV Lines	-	68
345 kV Lines	1,294	21
230 kV Lines	494	465
220 kV Lines	-	-

Total	3,144	1,509

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

CEMIG D’s concession area covers 219,104 square miles, or 96.7% of the territory of the State of Minas Gerais. On December 31, 2023, CEMIG D’s energy system comprised 344,006 miles of distribution lines, through which it supplied 23,870 GWh to 9,211,723 regulated customers and transported 23,742 GWh to 2,988 free customers that use our distribution networks. The total volume of energy distributed was 47,612 GWh, of which 46.8% was distributed to regulated and free industrial customers, 13.4% to regulated and free commercial customers, 25.4% to regulated residential customers, and 14.4% to other regulated and free customers.

ANNUAL REPORT AND FORM 20-F | 2023	47

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

Revenue Sources

The following table illustrates the revenues attributable to each of our principal revenue sources, in millions of Reais, for the periods indicated:

Year ended December 31,	2023	2022	2021
Revenue from supply of energy	31,671	30,158	29,619
Revenue from use of the energy distribution systems – TUSD	4,417	3,685	3,448
CVA (compensation for changes in ‘Parcel A’ items) and Other financial components	(213)	(1,147)	2,146
Financial component arising from PIS/Pasep and Cofins taxes refunded to customers– realization	1,909	2,360	1,317
Transmission revenue
Transmission operation and maintenance revenue	373	413	355
Transmission construction revenue	242	407	252
Interest revenue arising from the financing component in the transmission contract asset	524	575	660
Generation indemnity revenue	93	47	-
Construction revenues	3,899	3,246	1,852
Adjustment to expectation of cash flow from the indemnifiable financial asset of the distribution concession	149	39	54
Revenue from financial adjusting of the Concession Grant Fee	412	467	523
Transactions with energy on the CCEE	146	183	1,157
Mechanism for the sale of surplus	(4)	453	453
Supply of gas	4,139	4,529	3,470
Fine for violation of service continuity indicator	(139)	(94)	(70)
Recovery of PIS/Pasep and Cofins taxes credits over ICMS	-	-	154
PIS/Pasep and Cofins credits to be refunded to consumers	-	(830)	-
Other operating revenues	2,316	2,658	1,935
Deductions on revenue	(13,084)	(12,686)	(13,679)
Total net revenues	36,850	34,463	33,646

Power Generation and Trading

Overview

CEMIG’s top five power plants accounted for over 73.4% of its installed energy generation capacity as of December 31, 2023 (69% in 2022).

CEMIG’s market consists of sales of energy to:

ANNUAL REPORT AND FORM 20-F | 2023	48

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

The total volume of transactions in energy in 2023 was 97,936 GWh, an increase of 2.5% in comparison to the 95,551 GWh in 2022.

Generation Assets

As of the date of this annual report, the subsidiaries, jointly controlled entities and affiliates of CEMIG operated 57 hydro plants (5,010.4 MW), 9 wind farms (175.7 MW) and 2 photovoltaic power stations (3.9 MW), totaling 5,190.0 MW.

We have incorporated subsidiaries in the State of Minas Gerais and other states in Brazil to operate certain of our generation facilities and to hold the related concessions.

The following are companies in which CEMIG GT owns 100% of the equity:

•
CEMIG Geração Camargos S.A., CEMIG Geração Itutinga S.A., CEMIG Geração Leste S.A., CEMIG Geração Oeste S.A., CEMIG Geração Salto Grande S.A., CEMIG Geração Sul S.A. and CEMIG Geração Três Marias S.A. In 2016, CEMIG GT transferred these companies to 7 Special Purpose Entities ('SPEs') to hold the concession contracts for 18 hydroelectric plants won in the auction the year before. The total installed generation capacity secured to CEMIG GT’s portfolio was 699.6 MW. On May 31, 2023, Cemig Geração Salto Grande S.A. and Cemig Geração Três Marias S.A. were merged into Cemig GT;
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

The generation companies in which CEMIG GT has joint control are:

•
Aliança Geração de Energia S.A. (45%) – Platform of growth and consolidation of generation assets held by CEMIG GT and Vale (55%). The assets involved in the formation of the Aliança include the Aimorés and Funil hydroelectric plants and the following generation consortia: Porto Estrela, Igarapava, Capim Branco I, Capim Branco II and Candonga. In addition to the hydroelectric plants in operation, there are two wind farms operational in northeastern Brazil, Santo Inácio and Gravier. The company has installed capacity of 1,328 MW in operation, and will be responsible for investments in future projects of energy generation;
•
Aliança Norte Energia Participações S.A. (49%) – together with Vale (51%), the Company holds participation of 9% of Norte Energia S.A., holder of the concession to operate the Belo Monte hydroelectric plant, corresponding to an indirect equity interest of 4.41% and representing an installed capacity of 495 MW;

ANNUAL REPORT AND FORM 20-F | 2023	49

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
•
Hidrelétrica Pipoca S.A. (49%) – An independent power producer that built and operates the Pipoca SHP, on the Manhuaçu River, in the municipalities of Caratinga and Ipanema, in the State of Minas Gerais. The other 51% is held by Serena Energia S.A.;
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

There is also one project under construction, Acauã Wind Project (composed of Acauã I, Acauã II and Acauã III wind farms), it is in the State of Rio Grande do Norte and has a total installed capacity of 109.2 MW. Its commercial operation is estimated to start in second half of 2024.

ANNUAL REPORT AND FORM 20-F | 2023	50

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

Três Marias GD

On December 20, 2021, the operation of photovoltaic plant Três Marias Geração Distribuída was initiated. This is the second solar plant designed and built by CEMIG GT. The investment amount in 2023 was R$14.5 million (R$140 million in 2022). The plant has a capacity of 2.5 MWp and it is located near the Hydro Plant Três Marias.

Other Greenfield Projects

The Company has been developing other greenfield projects aligned with its strategic planning. The following projects are under construction with the perspective of beginning operations in May 2024:

•
PV Advogado Eduardo Soares (100 MWp)
•
PV Jusante (87 MWp)

CEMIG GT continues to develop projects of hydro, windfarm and solar projects. The objective is to expand by 1.9 GW (avg) in generation power, with investments of R$26.6 billion in CAPEX, until 2032, in order to accomplish the strategic plans.

On August 23, 2022, the Company signed Full EPC (Engineering, Procurement and Construction) contracts for construction of Advogado Eduardo Soares and Jusante photovoltaic solar generation plants, for which the planned CAPEX is R$824 million – R$447 million for Advogado Eduardo Soares and R$377 million for Jusante.

Advogado Eduardo Soares plant, on a site owned by the Company at Montes Claros, Minas Gerais, will have inverter installed capacity of 85MW (100.4 MWp). The Jusante plant, on a site owned by the Company in São Gonçalo do Abaeté, Minas Gerais, will have 7 generating plants, each with inverter installed capacity of 10MW (87 MWp).

The implementation of these plants is in accordance with the Cemig group’s strategic planning, strengthening its generation from renewable sources, with profitability compatible with the Company’s cost of capital for this type of project.

CEMIG GT also has been developing Floating PV Projects, making the most of its existing hydroelectric power plants towards the establishment of the largest plants of this type in Latin and North America. The company aims to finish the bidding process for the construction of these plants by the end of 2025.

CEMIG SIM

CEMIG SIM, a wholly owned subsidiary of CEMIG that operates in distributed generation and energy solutions, invested R$212 million in 2023 in the acquisition of photovoltaic plants. Currently CEMIG SIM has reached 14,000 customers.

CEMIG SIM plans to invest R$800 million from 2024 through 2025 in Distributed Generation segment, in order to accomplish its strategic plans.

ANNUAL REPORT AND FORM 20-F | 2023	51

Transmission

Overview

The transmission business consists of transferring energy from generation power plants to customers directly connected to the basic transmission grid, free customers and distributors. The transmission system comprises transmission lines and step-down substations with voltages ranging from 230kV to 500kV.

All the basic transmission grid users, including generators, distributors, free customers, and others, execute contracts for the use of the transmission system – CUST with the ONS, and make payments to the transmission companies for making available the use of their basic transmission grid equipment. See ‘The Brazilian Power Industry’ and “Item 5. Operating and Financial Review and Prospects”.

The following tables give operating information on our transmission capacity for the dates indicated:

	Circuit Length of Transmission Lines in Miles as of December 31
Voltage of Transmission Lines	2023	2022	2021
500 kV	1,356	1,356	1,355
345 kV	1,294	1,267	1,230
230 kV	494	494	483

Total	3,144	3,117	3,068

	Transformation Capacity (1) of Transmission Substations as of December 31,
Substations	2023	2022	2021
Number of transmission substations (2)	41	40	39
MVA	20,101.75	19,078.15	18,613.15

(1)
Transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.
(2)
Shared substations are not included.

The tables below present operational information on the transmission capacity of the joint venture proportional to the equity interest held by the CEMIG Group in each case, on the dates indicated:

	Transmission Network Extension in Miles as of December 31,
Voltage of Transmission Lines	2023	2022	2021
>525 kV	104	168	70
500 kV	851	1,370	799
440 kV	68	109	68
345 kV	21	33	67
230 kV	465	675	377

Total	1,509	1,463	1,381

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

ANNUAL REPORT AND FORM 20-F | 2023	52

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

In 2023, we invested R$3,175 million (R$2,747 million in 2022) in the construction and acquisition of the property, plant and equipment needed to supply energy to our customers, expand and increase the capacity of our distribution system.

The following tables provide certain operating information pertaining to our distribution system, on the dates indicated:

Circuit length of distribution lines in miles – High voltage (from distribution substations to final customers) as of December 31,
Voltage of distribution lines	2023	2022	2021
161 kV	30.36	33.21	30.64
138 kV	9,065.41	8,850.28	8,076.86
69 kV	2,233.01	2,164.76	2,257.52
34.5 kV + 230 kV	567.55	567.82	636.95

Total	11,896.33	11,616.07	11,001.97

Circuit length of distribution lines in miles – Medium and low voltage (from distribution substations to final customers)
	As of December 31,

Voltage of distribution network	2023	2022	2021
Overhead urban distribution lines	77,559.27	74,955.17	74,961.63
Underground urban distribution lines	1,752.90	1,565.14	1,577.20
Overhead rural distribution lines	264,694.37	262,916.67	263,181.41

Total	344,006.54	339,436.98	339,720.23

Step-down transformation capacity (1) of distribution substations as of December 31,
	2023	2022	2021
Number of substations	463	449	417
MVA	12,183.4	11,809.7	11,021.6

(1)
Step-down transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.

ANNUAL REPORT AND FORM 20-F | 2023	53

Expansion of Distribution Capacity

Our five-year distribution expansion plan, comprising 2023 to 2027, is based on market growth projections. To accommodate this growth, we plan to add distribution lines, up to 41,850 miles of medium and low voltage and 2,175 miles of high voltage; 127 descending substations, adding 2,800 MVA to our distribution network.

Purchase of Electric Power

During the year ended December 31, 2023, we purchased 5,550 GWh of energy from Itaipu, which represented 12.5% of the energy we sold to final users, and 547 GWh (1.2%) of energy from PROINFA. We also purchased 1,073 GWh under Nuclear Energy Quota Contracts - Contratos de Cotas de Energia Nuclear, or ‘CCENs’. (2.4%) and 5,938 GWh of energy under Assured Energy Quota Contracts - Contratos de Cota de Garantia Física, or ‘CCGFs’ (13.3%). In addition to this compulsory purchase, we have two other types of supply arrangements: (i) purchases of 19,218 GWh through public auctions, which accounted for 21% of the energy purchased for resale; and (ii) purchases of 1,363 GWh through long-term agreements existing prior to the New Industry Model Law, which represented 1.5% of the energy purchased in 2023.

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

ANNUAL REPORT AND FORM 20-F | 2023	54

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

Gasmig’s marketing efforts focus on its ability to provide a more economically efficient and environmentally friendly alternative to oil products, like diesel and liquefied petroleum gas (‘LPG’), wood, wood products and charcoal. From January to December 2023, Gasmig supplied 2,831 million cubic meters of natural gas per day to 95,887 customers in 47 cities: 101 large and medium-sized industrial plants, 1,339 small industrial plants and commercial customers, 63 retail distribution stations that supply natural gas to vehicles, 3 retail distribution stations supplying compressed natural gas (‘CNG’) to vehicles, 7 co-generation projects, 5 distributors of CNG to industrial customers, 94,367 homes, and 2 thermoelectric plants.

The number of customers has increased 16% (mainly residential).

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

From January to December 2023, capital expenditures totaled R$302 million and 43.2 miles were added to our natural gas network. Gasmig spent R$237 million on the mid-west project, completing environmental licensing, contracting work on the main lines and receiving the materials necessary for construction such as pipes, valves and connections.

In the city of Belo Horizonte, the main projects developed were those aimed at serving the Urban Market. High Density Polyethylene (‘HDPE’) densification networks were implemented in the Ouro Preto, Santa Efigênia, Castelo, Centro, Serra, Buritis, Barro Preto e Belvedere neighborhoods. There were also investments in the cities of Nova Lima, Poços de Caldas and Juiz de Fora.

Gas distribution concessions

The concessions for distribution of natural gas are granted by each Brazilian state. In the state of Minas Gerais (‘Grantor’), the State’s Economic Development Secretariat (‘SEDE’), sets the tariffs for natural gas by market segment. The tariffs are comprised of a portion for the cost of gas and a portion for the distribution of gas. Each quarter the tariffs are adjusted to pass through the cost of gas, and once a year they are adjusted to update the portion allocated to cover the costs relating to the provision of the distribution service – remuneration of invested capital and to cover all the operating, commercial and administrative expenses of the concession holder.

In addition to these adjustments, there are periodic reviews of tariffs. These reviews may occur every five years from the end of the first cycle, to evaluate the changes in the costs of Gasmig, and to update the tariffs. The concession contract also specifies the possibility of an extraordinary review of tariffs if any event occurs that puts the economic-financial balance of the concession at risk.

On September 19, 2019, the Gasmig signed, with the Grantor, the Third Amendment to the Concession Agreement for Industrial, Institutional and Residential Exploration of Piped Gas Services in the State of Minas Gerais. This guarantees maintenance of the period of Gasmig’s concession up to 2053.

ANNUAL REPORT AND FORM 20-F | 2023	55

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

In 2021, CEMIG SIM sold the total of 7,753 MWh/month in supply, generated by 11 photovoltaic plants (the Janaúba, Corinto, Manga, Bonfinópolis II, Lagoa Grande, Lontra, Mato Verde, Mirabela, Porteirinha I, Porteirinha II and Brasilândia plants) and CEMIG SIM had 4,752 customers.

In 2022, CEMIG SIM sold the total of 8,199 MWh/month in supply, generated by 11 photovoltaic plants (the Janaúba, Corinto, Manga, Bonfinópolis II, Lagoa Grande, Lontra, Mato Verde, Mirabela, Porteirinha I, Porteirinha II, and Brasilândia plants). On December 31, 2022, CEMIG SIM had 5,600 customers.

In 2023, CEMIG SIM sold the total of 13,718MWh/month in supply, generated by 14 photovoltaic plants (the Janaúba, Corinto, Manga, Bonfinópolis II, Lagoa Grande, Lontra, Mato Verde, Mirabela, Porteirinha I, Porteirinha II, Brasilândia, Jequitbá , Montes Carlos and Prudente de Morais plants). On December 31, 2023, CEMIG SIM had 11,806 customers.

Regarding energy solutions, in 2024, CEMIG SIM will work on the implementation of photovoltaic plants.

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

CEMIG’s Total Losses Index as of December 31, 2023, using a 12-month window, was 10.71%. This percentage is related to the total energy injected into the distribution system (the total volume of losses was 6,239 GWh). Of that percentage, 8.31% comprised technical losses, and 2.40% comprised non-technical losses. This result was 0.40 percentage points lower than the result for 2022 (11.11%), and below the regulatory target set by ANEEL for 2023 (10.84%).

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

ANNUAL REPORT AND FORM 20-F | 2023	56

The total energy losses recorded by CEMIG in the year 2023 was 6,659 GWh, a 0.045% increase in comparison to 2022 (6,656 GWh). The CCEE apportioned losses in the national grid totaling 420 GWh to CEMIG D, which decreased 13.22% in comparison to 2022 (484 GWh).

Technical losses were 77.62% of the total losses related to CEMIG D for the year ended December 31, 2023. Losses in distribution are inevitable because of energy transport and its transformation into different levels of voltage. We seek to minimize it by rigorous and regular assessments of the operational conditions of the distribution facilities, and investment to expand distribution capacity, for maintaining quality and reliable levels, thus reducing technical losses; we also operate the system in accordance with certain specific voltage levels, to reduce the level of losses. Technical losses are not strictly comparable: longer distribution distances (for example, in rural areas), naturally have higher technical loss levels.

Non-technical losses were 22.38% of CEMIG D’s total energy losses in 2023. To minimize non-technical losses, preventive actions are taken regularly: customers’ meters and connections are inspected; meter readers are trained; metering systems are modernized; smart meters were installed; procedures for installation and inspection of meters are standardized; meters with quality control guarantees are installed; the database of customers is updated, and irregular or clandestine connections are removed.

Quality indicators – DEC and FEC (SAIDI and SAIFI)

At the end of 2023, the indicators that measure the quality of supply by CEMIG D – (i) System Average Interruption Duration Index (‘SAIDI’), expressed as a figure per customer, in hours per year; and (ii) System Average Interruption Frequency Index (‘SAIFI’), also expressed as a customer-experienced average, were 9.71 and 4.86, respectively. In 2022, the figures for SAIDI and SAIFI were 9.48 and 4.58, respectively. The indicator calculation process is certified according to ISO Quality Standard 9001.

In December 2015, CEMIG D signed the contractual amendment that unified its concession contracts for the provision of public electricity distribution services, which extended the concessions from January 1, 2016, until December 31, 2045. The contract defined limits for the internal portion of the continuity indicators, Internal System Average Interruption Duration Index (‘SAIDI-i’) and Internal System Average Interruption Frequency Index (‘SAIFI-i’), The table below shows the performance of the Company since 2019.

	SAIDI-i (hours)					SAIFI-i (Interruption)
Year	2019	2020	2021	2022	2023	2019	2020	2021	2022	2023
Limit	10.73	10.44	10.08	9.98	9.59	7.03	6.67	6.56	6.43	6.00
Performed	10.56	9.58	9.46	9.48	9.71	4.85	4.86	4.60	4.58	4.86

In 2023, the Company did not exceed the limit for the SAIFI-i, but exceeded the limit for the SAIDI-i set by the Regulatory Agency (‘ANEEL’).

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

Customers and Billing

Customer base

The CEMIG Group sells energy through the companies CEMIG D, CEMIG GT, CEMIG Holding and other wholly-owned subsidiaries – Horizontes Energia, Sá Carvalho, CEMIG PCH, Rosal Energia, CEMIG Geração Camargos, CEMIG Geração Itutinga, CEMIG Geração Salto Grande, CEMIG Geração Três Marias, CEMIG Geração Leste, CEMIG Geração Oeste, CEMIG Geração Sul, CE Praias de Parajuru and CE Volta do Rio.

ANNUAL REPORT AND FORM 20-F | 2023	57

This market comprises sales of energy to:

•
Regulated customers in CEMIG’s concession area in the State of Minas Gerais;
•
Free customers both in the State of Minas Gerais and other states of Brazil, through the Free Market;
•
Other participants of the energy sector – traders, generators, and independent power producers, also in the Free Market; and
•
Distributors, in the Regulated Market.

In 2023, we sold a total of 63,134 GWh, or 2.4% more than in 2022, while the total of power we transported for free customers was 4.2% higher, at 23,742 GWh. Sales of energy to final customers plus our own consumption in 2023 totaled 45,806 GWh, or 2.0% higher than in 2022. Sales to distributors, traders, other generating companies, and independent power producers in 2023 totaled 17,328 GWh or 3.3% higher than in 2022.

As of December 31, 2023, CEMIG Group invoiced 9,217,039 customers – a growth of 2.4% in the customer base compared to December 31, 2022. Of these, 9,216,506 are final customers, including CEMIG’s own consumption; and 533 are other agents in the Brazilian energy sector.

Sales to Final Customers

Residential

The residential customer category accounted for 19.1% of CEMIG’s energy sales in 2023, totaling 12,087 GWh or 7.8% more than in 2022. The average monthly consumption per customer in 2023 was 130.4 kWh/month, or 4.6% higher than in 2022 (124.6 kWh/month).

This higher consumption of the residential customer category is with the result of growth of 3.0% in the number of customers, higher temperatures and improvement in the economic scenario. According to the IBGE, through the third quarter, the GDP grew 3.2% compared to the previous year.

Industrial

Energy billed to regulated and free industrial customers in the State of Minas Gerais and other states was 28.7% of the total volume of energy traded by us in 2023, at 18,093 GWh, or 0.6% lower than in 2022.

There was a considerable reduction of 15.1% in the captive market, and the increase of 0.7% in the free market. The reduction in the captive market is due to the migration of consumers to the free market and to the distributed microgeneration and minigeneration. The industrial sector in Minas Gerais presents stability. According to IBGE, the industrial production in Minas Gerais increased 0.2% in 2023, compared to 2022. The variation in energy sold to free industrial customers is related to new sales contracts starting in January 2023.

Commercial and Services

Energy sold to regulated and free customers in this category in Minas Gerais and other states was 15.0% of the total volume of energy traded by us in 2023, at 9,469 GWh, 5.7% higher than in 2022. This reflects a reduction of 3.5% in the volume billed to regulated customers of CEMIG D, and an increase of 15.2% in the volume billed by CEMIG GT and its wholly owned subsidiaries to free customers in Minas Gerais and other Brazilian states.

The reduction in the captive market is due to the migration of consumers to the free market and to the distributed microgeneration and minigeneration. In the free market, the number of customers increased 23.6%.

According to the IBGE, the retail sales volume in Minas Gerais increased 1.7% in 2023, compared to 2022, and the volume of services increased 2.3%.

ANNUAL REPORT AND FORM 20-F | 2023	58

Rural Customers

Energy consumed by the rural customer category in 2023, at 3,071 GWh, was 0.7% less than in 2022, and represents 4.9% of the total in 2023. This result is due to a reduction of 8.5% in the numbers of captive customers, in compliance with the cadastral review defined by the Resolution of ANEEL No. 901/2020.

Other customer categories

Supply to other categories – government, public lighting, public services, and our own consumption – totaled 3,086 GWh in 2023 or 9.9% lower than 2022.

Sales in the Free Market

In 2023, total sales of energy were 13,095 GWh, or 4.2% higher than 2022, due to new sales contracts starting in January 2023.

Sales in the Regulated Market

Sales in the Regulated Market in 2023 totaled 4,234 GWh or 0.4% higher than in 2022.

The table below presents CEMIG Group’s market in more detail, itemizing transactions in 2023 compared to 2022:

		2023		2022		Variation YoY
		Customers	Energy	Customers	Energy	Customers	Energy
Type of Sale	Class	Amount	Amount	Amount	Amount	Variation	Variation
		(un)	(GWh)	(un)	(GWh)	(%)	(%)
Traded Energy		9,217,039	63,134	9,036,990	61,671	1.99	2.37
Sales to final customers		9,216,506	45,806	9,036,435	44,895	1.99	2.03
Captive	Residential	7,725,836	12,087	7,501,704	11,217	2.99	7.76
Captive	Industrial	28,437	1,300	29,201	1,533	(2.62)	(15.14)
Captive	Commercial	943,831	4,384	948,615	4,542	(0.50)	(3.46)
Captive	Rural	422,829	3,012	462,142	3,062	(8.51)	(1.64)
Captive	Public Power	69,670	956	69,302	856	0.53	11.67
Captive	Street Lighting	6,659	1,056	7,194	1,138	(7.44)	(7.25)
Captive	Public Service	13,703	1,046	13,586	1,400	0.86	(25.32)
Captive	Own Consumption	758	30	769	31	(1.43)	(4.13)
Free	Industrial	1,987	16,792	1,676	16,671	18.56	0.73
Free	Commercial	2,762	5,085	2,234	4,415	23.63	15.17
Free	Rural	34	59	12	31	183.33	91.08
Wholesale sales		533	17,328	555	16,777	(3.96)	3.29
- Free Contracts	Supply	55	13,095	52	12,561	5.77	4.25
- Contracts in Regulated Market	Supply	478	4,234	503	4,215	(4.97)	0.43

ANNUAL REPORT AND FORM 20-F | 2023	59

This table presents the CEMIG Group’s sales to the Industrial user category in 2023, by sector of activity:

Sector of activity	Volume invoiced (GWh)	(%)
Metallurgy	2,824	15.6
Mining	2,533	14.0
Foods	2,269	12.5
Nonmetallic minerals	2,051	11.3
Chemicals	1,469	8.1
Automotive	1,459	8.1
Plastic Products	1,125	6.2
Cellulose and Paper	755	4.2
Textile	705	3.9
Other sectors	2,904	16.0

Total, industrial customers	18,093	100.0

The ten largest industrial customers served by the CEMIG Group, located in Minas Gerais and other states of Brazil, in terms of revenue, are:

Customer	Activity
MOSAIC FERTILIZANTES	Chemicals
USIMINAS	Metallurgy and Mining
HOLCIM	Non-metallic mineral product manufacturing
SAMARCO	Metallic Mining
COMPANHIA BRASILEIRA DE METALURGIA E MINERACAO	Metallurgy and Mining
CARBETO DE SILICIO SIKA BRASIL	Chemicals
FIAT AUTOMÓVEIS	Automotive
NOVELIS	Metallurgy
APERAM SOUTH AMERICA	Metallurgy
ANGLOGOLD ASHANTI	Metallic Mining

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

ANNUAL REPORT AND FORM 20-F | 2023	60

Medium Voltage customers are those that receive supply at a voltage of 2.3 kV or more, which amount to about 13,735 customers, which are billed within two business days after the meter reading. They receive invoices both in printed form and by email, payable five business days from the date of delivery at the customer’s address. Due to modernization and automation of the meter reading of these customer units, by using remote metering, CEMIG D now has 97.94% of its billing automated. This enables the customer unit to be metered in real time – so that CEMIG D records and updates consumption of energy at regular intervals.

Low Voltage customers are billed in cycles, which vary between 27 and 33 days. The bill is delivered simultaneously with the meter reading. A total of 8,422 million customer units are billed using this technology, which is known as ‘On Site Billing’. These bills are payable five business days from the date of their delivery (or 10 business days for the establishments of public entities and bodies). The great majority of the amounts billed to this category of customers are for energy actually consumed. Only 1.54% of these customers are billed based on estimated consumption (i.e., on the arithmetic mean of the amounts recorded for the 12 months prior to the consumption that is not measured).

In addition to the implementation of ‘On Site Billing’, CEMIG D has invested to increase the number of bills sent by email, which grew by 34% in 2023, with 1,349 million customers now receiving their billing online. CEMIG intensify campaigns to incentivize customers to choose this way of receiving their monthly bills. The reduction in the volume of printed-paper used for billing helps reduce its global cost to the Company and contributes to environmental sustainability for the planet.

In 2023, CEMIG D saved R$3.021 million (R$2.690 million in 2022) with the electronic invoices sent monthly. Modernization of the billing system and the distribution network has significantly contributed to customers’ satisfaction and the quality of CEMIG’s energy supply. CEMIG intends to continue with improvement in this and related fields.

Seasonality

CEMIG’s sales of energy are affected by seasonality. Historically, consumption by industrial and commercial customers increases in the fourth quarter due to their increase in activity. The seasonality of rural consumption is usually associated with rainfall periods. During the dry season between the months of May and November, more energy is used to irrigate crops. The table below presents quarterly figures for energy billed by the CEMIG Group to final users, regulated customers and free customers from 2021 to 2023, in GWh:

Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2023	10,923	11,540	11,370	11,943
2022	10,641	11,408	11,358	11,456
2021	10,507	10,627	10,931	11,165

Competition

Contracts with Free Customers

On December 31, 2023, CEMIG GT and CEMIG had a portfolio of contracts with 6,869 customers, including free customers and suppliers (energy traders, energy distributors and power generators). Of this total, 5,136 are free customers amounting to 52% of the total volume of energy sold by CEMIG GT and CEMIG in 2023.

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

ANNUAL REPORT AND FORM 20-F | 2023	61

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

Environmental Licensing and Facilities Operating

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

Federal Law 9,605 of February 12, 1998, stipulates penalties for facilities that operate without environmental licenses. In 1998, the Federal Government issued Provisional Act 1,710 (currently Provisional Act 2,163-41/01), which allows project operators to enter into agreements with the relevant environmental regulators in order to comply with Federal Law 9,605/98. Accordingly, we have been negotiating with (i) Ibama; and (ii) the Regional Environmental Regularization Units (‘URAs’), which comprise the environmental authorities of the State of Minas Gerais, to obtain the environmental operating licenses for all our plants and transmission lines that began operating prior to February 1986.

For the generation facilities located in the State of Minas Gerais, which are subject to state-level environmental licensing, we have agreed with URA and Ibama to bring our facilities into compliance on a gradual basis. For those facilities of Cemig GT that started operations before February 1986, we have prepared the required environmental assessments, filed applications with the appropriate environmental bodies, and submitted them for analysis. Under the applicable law, the Company is allowed to operate while awaiting consideration of its application. We assess the degree of compliance with the conditions by reference to the Conditions Compliance Index (‘ICC’).

In 2023, 45 projects were regularized via Authorizations for Environmental Intervention via application for a DAIA (Documento Autorizativo para Intervenção Ambiental) by Cemig D, and two by Cemig GT. For Cemig D, were obtained a DAIA for environmental intervention, for example, for the construction of the distribution line Carmópolis de Minas - Claúdio 2, 96kV. Native vegetation was suppressed for opening a lane under the line and thus enable the construction and safe operation.

ANNUAL REPORT AND FORM 20-F | 2023	62

For Cemig GT, we obtained a DAIA for environmental intervention, for the Piau Small Hydro Plant (‘SHP’), for maintenance work in the plant. Native vegetation was suppressed for opening of some access points and expansion of others.Generation and transmission facilities of the Company in operation account for 50 Environmental Licenses across the different modalities. There are an estimated total of 352 environmental conditions or control mechanisms included in these licenses – they include monitoring programs, reforestation activities, water quality control and other provisions. As examples, we can cite provisions referring to the following: seven programs monitoring terrestrial and river animals, their distribution and occurrence including mammals, reptiles, amphibians and birds, and assessing how the structure of the landscape interacts with animals’ survival; nine fish monitoring programs to assess distribution and local occurrence of fish species and larvae/eggs at spawning sites; 14 fish monitoring programs to assess risk of fish deaths in hydroelectric power plants; eight programs carried out every year focusing on erosion of reservoir margins and application of control and recovery measures; 26 programs to recover degraded areas with reforestation of permanent preservation areas, acting to replenish vegetation on lands affected by facilities or where damage compensation applies; 16 programs to monitoring erosion focus on the banks of the reservoirs, in some of them control and recovery measures are implemented; 51 programs involving the community, such as Environmental Education Programs and the Management Participative Program, which organize a variety of activities over each year, including students, farmers, Cemig employees, and local community members; and 43 programs monitoring water quality and the aquatic community, including macrophytes (plants whose excessive proliferation can cause damage to hydroelectric plants).

Of the generation and transmission projects, 137 have an Operating License (among initial issuances, renewals, corrective licenses and others). Since December 2022, the Cajuru and Gafanhoto Small Hydroelectric Plants (‘SHPs’) have been operating under Conduct Adjustment Undertakings (Termos de Ajustamento de Conduta, or ‘TACs’). The same situation can be observed to Paciência Small Hydroelectric Plants (‘SHPs’) since April 2023. The Rio de Pedras SHP, that also had a TAC in 2022, started the licensing process in 2023 linked to Itabirito city hall. The Poço Fundo PCH has two license modalities: an Operating License and a joint environmental license (Prior License - ‘LP’ + Installation License - ‘LI’ + Operating License -‘LO’) due to its currently undergoing adaptation works.

All the processes referred to above were regularized: (a) in the regional units of the Minas Gerais State Forests Institute (Instituto Estadual de Florestas, or ‘IEF’), in the case of submission of DAIAs; or (b) in the Regional Environmental Regularization Units (Unidades Regionais de Regularização Ambiental, or ‘URAs’) via (i) TACs and (ii) various types of licenses, in both cases through their offices distributed throughout the State of Minas Gerais.

Environmental controls also apply to the distribution of natural gas by Gasmig by pipelines throughout Minas Gerais State. In most cases the environmental authority of the State of Minas Gerais, the State Secretariat for Environment and Sustainable Development (Secretaria de Meio Ambiente e Desenvolvimento Sustentável or Semad), has issued all licenses necessary for regular operation of Gasmig’s activities.

Gasmig’s planning includes the construction of our Natural Gas Distribution System (Sistema de Distribuição de Gás Natural, or ‘SDGN’), to serve the Central West region, a gas pipeline that will initially allow the interconnection of the municipalities of Betim, Sarzedo, Juatuba, Mateus Leme, Igarapé, Itaúna and Divinópolis.

A crucial highlight for the environmental viability of this project was obtaining the Preliminary Environmental and Installation License, in December 2023. This achievement reinforces Gasmig's commitment to sustainable practices and strict compliance with environmental regulations. By ensuring compliance with environmental requirements, Gasmig reaffirms its social and environmental responsibility, ensuring that the development of SDGN Centro Oeste proceeds in a balanced way, respecting local ecosystems and contributing to a more sustainable future.

And following the continued expansion of SDGN, Gasmig started the Extrema-Pouso Alegre Project, marking the beginning of a promising chapter. This new project involves the interconnection of the municipalities of Pouso Alegre, São Sebastião da Bela Vista, Camanducaia, Cambuí, Estiva, Itapeva and Extrema, further expanding the natural gas distribution network in the southern region of Minas Gerais.

This project was born with the aim of implementing this future SDGN, in line with the best design practices and respecting protected areas and with the lowest possible environmental impact.

ANNUAL REPORT AND FORM 20-F | 2023	63

All the environmental studies have been completed – including the Environmental Impact Study (Estudo de Impactos Ambientais, or ‘EIA’) and the related Environmental Impact Statement (Relatório de Impacto Ambiental, or ‘RIMA’). These studies will support consideration of the application for the environmental license, which is the responsibility of Regional Environmental Regularization Units (Unidades Regionais de Regularização Ambiental, or ‘URAs’), of the State Environment and Sustainable Development Department (‘Semad’).

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

In 2023, Cemig spent just over R$4 million in activities and research projects in relation to the Peixe Vivo program. Furthermore, two scientific projects were developed in partnership with research institutions which have resulted in 12 documents published.

ANNUAL REPORT AND FORM 20-F | 2023	64

These partnerships, which have been operating since 2007, and results obtained have been referenced nationally and internationally for the practices of fish conservation and dialog with the community, presenting Cemig’s work in several countries, and various states of Brazil. These academic results, jointly with the involvement of the community, have been used to create more efficient and practical conservation programs that make it possible for fish to coexist with generation plants in Brazilian rivers.

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

ANNUAL REPORT AND FORM 20-F | 2023	65

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

ANNUAL REPORT AND FORM 20-F | 2023	66

Research and Development projects

In recent years Cemig has invested in innovation projects, associated with the Research and Development (‘P&D – Pesquisa e Desenvolvimento’) program of Brazil’s electricity grantor, ANEEL (Agência Nacional de Energia Elétrica). The innovations developed by Cemig’s R&D projects benefit the public directly. Innovative projects include an electric car project, a project for an unmanned aerial vehicle, and expansion of the use of solar energy.

A specific range of studies, by the Company’s Vegetation Handling Unit, has developed innovative methods and techniques for improvement of Cemig’s environmental performance in this area for example R&D Project 601 - Breaking Tree Branches: a Model for Risk of Tree Branches Falling, for Preventive Maintenance and Reduction of Impact on the Distribution Network. This is a project in partnership with the São Paulo Technological Research Institute (Instituto de Pesquisas Tecnológicas de São Paulo, or ‘IPT’), to build an easy-to-use mathematical model to be able to predict the risk of falling branches located above electricity networks, based on their physical and morphological characteristics. This enables preventive measures to be taken to avoid accidents and electricity outages.

Further, Cemig is always in the vanguard of projects that enhance techniques for mitigation of impacts and restoration of habitats. In 2023, we had two projects in progress:

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

Compliance with the Regional Central Transmission System was obtained under Corrective Operational License (Licença de Operação Corretiva, or ‘LOC’) 083/2010, issued on May 3, 2010, by the Supram of the Central Metropolitan region, currently named Environmental Regularization Units (‘URA’) Central. Condition 3 defined the following procedure for the mandatory Environmental Compensation: “File a request with the Environmental Compensation Management Unit of the Minas Gerais State Forestry Institute (Instituto Estadual de Florestas / Gerência de Gestão da Compensação Ambiental, or ‘IEF/GECAM’) for environmental compensation compliance (Law 9,985/2000 of the National Conservation Units System, or ‘SNUC’), under Decree 45,175/2009. For the purpose of the subsequent license issuance, compliance with the environmental compensation will be considered fulfilled only after signing the Environmental Compensation Commitment Term and publication of its extract, in accordance with Article 13 of the

ANNUAL REPORT AND FORM 20-F | 2023	67

Decree. The deadline is 60 days after a positive statement from the State Attorney General's Office (Advocacia Geral do Estado) in reference of the retroactivity of the environmental compensation of the SNUC law.”

In July 2023, the Environmental Compensation Commitment Term (TCCA) 52839868/2022 was signed with the State Forestry Institute (IEF), with the objective of establishing the attending form of the environmental compensation measure provided in article 36 of the Federal Law regulated by Federal Decree 4,340/2002 and State Decree 45,175/2009, amended by State Decree 45,629/2011, in light of the licensing of Cemig Geração e Transmissão S.A./Sistema de Transmissão Regional Centro, specifically with regard to investing in creation, implementation and maintenance of conservation units. As determined by Condition 3, the TCCA extract was published in the Official Gazette of the State of Minas Gerais, on 07/14/2023. The total value defined for compensation was R$1.6 million, duly corrected at the time of payments. The resources covered by this TCCA were distributed in the Conservation Units.

The payments were made as defined in the TCCA and the evidence was forwarded to the environmental agency, through External Letter DEA/GA 01175/2023. To make the payment to the Paraopeba National Forest, the Environmental Compensation Commitment Term – TCCA 38/2023 GABUN/ICMBio was signed with the Chico Mendes Institute for Biodiversity Conservation – ICMBio. The payment was made, as defined in TCCA 38/2023 GABUN/ICMBio. The issuance of the TCCA Certificate of Compliance by ICMBio is awaited. The Institute will send to Cemig and to the responsible agency a copy of this Certificate, indicating the discharge of the commitments assumed before the IEF. At this point, TCCA 52839868/2022, signed with the IEF, may be considered fully complied.

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

For Cemig’s distribution company (Cemig D) there are several alternative methods of environmental compensation – for example, planting of saplings of vegetation species that are native to the biome affected in the degraded area: in 2023 these comprised a total of 204.97 hectares. There was also compensation through transactions in land and its preservation. In this modality, Cemig donates areas within the limits of Conservation Units to the public authorities, to ensure restrictions on activities that could prejudice the environment by management and conservation of those areas. The proposals for regularization submitted to the competent environmental bodies and approved in 2023 totaled 242.86 hectares.

Other environmental requirements can become applicable due to the impacts of various projects. These may include structuring and operation of programs to monitor fauna and flora of regions surrounding facilities of the energy system, environmental education programs; and programs for recovery of degraded areas (Programas de Recuperação de Áreas Degradadas, or ‘PRADs’).

During 2023, small interventions were carried out by Gasmig for the adequate development of the Flora Reconstruction Technical Project implemented in 2022, in the municipality of Bugre. This Project refers to forest compensation for interventions in Permanent Preservation Areas of the works of our SDGN Polo Vale do Aço 3rd and 4th Stages. The results achieved are satisfactory, as the area under recovery presents constant improvements, with considerable development of the planted seedlings, as well as the existing vegetation resulting from natural regeneration.

ANNUAL REPORT AND FORM 20-F | 2023	68

Another significant achievement in 2023 by Gasmig, in relation to some environmental licensing conditions obligations, was the acquisition of 24.12 hectares of area, in the city of Ouro Branco, in land regularization of the Ouro Branco State Park. Therefore, the process for full compliance with the condition of forest compensation for intervention in the Atlantic Forest for the works of the RDGN Polo Vale do Aço 3rd and 4th Stages is in the final stage, with the future donation of the area to the State Forestry Institute (IEF ).

In the Serra do Rola Moça State Park, another area being restored by Gasmig also underwent several monitoring actions throughout the year. According to the final report, the success of the seedlings was evident, as the majority had new leaves, sprouts appeared on the stems and in the root pulling tests to verify rooting, strong and well-distributed roots were observed, with thicker stems and firm, as well as healthy and shiny leaves. It was also observed that the seedlings are free from aggressive pests that could compromise their establishment.

The Carbon Market

The Cemig Group participates in Clean Development Mechanism (‘CDM’) projects registered with the United Nations Framework Convention on Climate Change (‘UNFCCC’), including six Small Hydro Plants (SHPs), with aggregate capacity of 96 MW.

In Guanhães Energia the potential for generation of credits is 44,488, of which 49% belong to Cemig; at the Cachoeirão SHP the total is 34,059 credits (of which 49% belong to Cemig); and at the Paracambi Hydroelectric Plant the total of credits is 38,161, of which 49% belong to Cemig. In 2023, these projects were monitored, corresponding to 57,186.92 credits for Cemig.

Project	Registry number	Status	Estimated annual reduction, tCO2eq	Period of credit	Credits issued
Guanhães SPC (4 SHPs,44 MW)	3088	Registered	44,488	Jan 2013 – Jan 2020 (Renewable) Jan 31, 2020 – Jan 30, 2027 (Has been renewed)	-
Cachoeirão SHP (27 MW)	4788	Registered	34,059	Feb 3, 2019 – Feb 2, 2026 (Renewable)	47,680 (Jan 2013 – Dec 2020) 15,004 (Jan 2021 – Apr 30, 2021)
Paracambi SHP (25 MW)	9893	Registered	38,161	Jul 9, 2021 – Jul 8, 2028	-

Management of equipment and waste contaminated with Polychlorinated Biphenyls (‘PCB’)

Brazil has signed and ratified the Stockholm Convention (‘SC’) that includes goals related to the management of PCBs within electrical equipment. Brazil has prohibited the production, import and sale of PCBs since 1981 and it has been making efforts towards the SC goals. At Cemig, almost all of the large equipment contaminated with PCB has been removed from the electrical system and incinerated. The few large items of equipment contaminated with PCB still in operation will be properly disposed of within the deadlines of the SC. Cemig is identifying small equipment contaminated with PCB, according to the statistical criteria of the Brazilian legislation and aiming to attend the SC goals and deadlines.

ANNUAL REPORT AND FORM 20-F | 2023	69

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

System Operation Center of generation and transmission assets CEMIG’s System Operation Center (Centro de Operação do Sistema, or ‘COS’), located at the head office in Belo Horizonte, is the nerve center of the transmission and generation operations. With a modern control room, it coordinates the operations of the entire energy system, in real time, providing operational integration of the generation and transmission of power. It also operates the interconnections with other generation, transmission, and distribution companies. The supervision and control executed by the COS now extends to 48 extra high voltage substations, 17 major generating power plants, 19 minor generating power plants, four wind farms and two solar power plants.

Through its activities, the COS permanently guarantees the security, continuity, and quality of the energy supply to its clients and to the system. The activities of the COS are supported by up-to-date telecommunications, automation, and information technology resources, and executed by highly qualified personnel. The COS has a Quality Management System, with ISO 9001:2015 certification.

Distribution Operation Center

Our distribution network is managed by a Distribution Operation Center (Centro de Operações de Distribuição, or ‘COD’), located in Belo Horizonte. The COD monitors and coordinates our distribution network operations in real time. They are responsible for the supervision and control of 460 distribution substations, 342,510 miles of medium and low voltage distribution lines, and 11,323 miles of sub-transmission lines and 9.087 million customers and operates in 774 municipalities of Minas Gerais.

We provided an average of 24,686 operating services in the field a day in 2023. There are various systems in use to automate and support the COD’s processes, including trouble call, field crew management, distribution substation supervision and control, restoration of power, emergency switching, network disconnection, and inspection. Technologies, including a Geographic Information System and Satellite Data Communication Helpline, to reduce customer service restoration time and provide better customer service. These are devices, installed along our distribution network, that sense and interrupt fault currents, and automatically restore service after momentary outages, improving operational performance and reducing restoration time and costs.

Geoscience Information System

The Electric Office Cemig system (‘EOC’), known as “Atlantis” in the project phase, has modernized and unified CEMIG’s system of geoprocessing of distribution lines and networks. The system enables management of resources with geospatial vision, allows better planning of expansions, records analysis of electrical networks, and assists in compliance with ANEEL’s normative resolutions.

The Geographic Information System (‘GIS’) enable us to give support to the processes of registry and design, as well as supporting the following corporate processes: network expansion and maintenance, protection of revenues, planning and supplies, property services and management of assets through full integration with the Enterprise Resource Planning (‘ERP’) system, besides supporting the operations. Additionally, it provides support to engineering through integration with the electrical and mechanical calculations system that offers network analysis and suitable network sizing. The EOC system is used by CEMIG's high, medium, and low voltage asset registration teams.

In 2020 the Project Machine module was activated, which manages the process of elaborating electrical projects in an integrated way with the SAP/ECC system, so that the generation of the BOM (material list) is created in an automated way from the technical drawing elaborated in Atlantis with synchronization of all the steps of the process between the EOC System and the PM module of SAP/ECC. The process includes the customer's request in SAP/CRM, execution authorization, drawing preparation, sending of the BOM, budget preparation, authorization for execution of the work,

ANNUAL REPORT AND FORM 20-F | 2023	70

construction, project modifications (as built), inspection, measurement of construction, payment, closing and capitalization of the assets deployed.

In 2022 we started an important project to upgrade the version of “GE Smallworld Electric Office”, which is the basis software to our GIS solution. The major aim of the project was migrate from version 4.3 of components, products, integrations and customizations to version 5.2 or superior. The deployment of the new version occurred successfully in September 2023.

We have an engineering system with geoprocessing functions (acronymous GDIS - Gestão da Distribuição) which is responsible for coordinating field service operations (maintenance, restoration and customer services in low and medium electric tensions), attending 27 thousand customer services per day, performed by 2 thousand teams daily connected to this system by GPRS exchange message or satellite connection, sending about 700 thousand messages monthly. Since 2022 there were no significant implementations, although the efforts were to maintain the system’s stability and availability which are critical in these specific processes of energy distribution. This is due to the replacement of GDIS by a new IT solution in the next years.

In 2022 we started a project to customize and adopt a platform of ADMS - Advanced Distribution Management System based on Schneider technological products. ADMS is a software platform to perform the tasks of distribution management and optimization. This solution includes functions that automate outage restoration, self-healing and improve the performance of the distribution circuits. As it is a significant project, with several phases and deliverables, the forecast for conclusion is 2025.

CEMIG has another IT solutions based in GIS technologies, such as, geographic panels with data available in tabular and map views, automation panels for distribution's operations, system to management, inspection and security of dams and integrations to permit access to simple map views.

Internal Telecommunications Network

CEMIG's telecommunications network comprise 1,206 Communication Stations. 450 of these have high-performance microwave links and an optical system of 3,482 miles of optic fiber providing a mix of telecommunications network. Our robust data network also contains communication facilities that share the infrastructure of substations, generation plants and high voltage transmission and distribution lines.

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

To support the control and supervision of the medium voltage distribution network's system, there is a private radio communication system, installed in 1,350 automated protection or switching equipment. Another 2,022 automated devices are monitored by a satellite solution, and a third party, with 10,200 equipment (cellular and modems) are served by a public mobile network.

Commercial and technical services dispatch are supported by 1,640 mobile vehicle terminals connected by a hybrid satellite and cellular solution and 275 handhelds equipped with the cellular solution. 338,000 energy meters make up an Advanced Metering Infrastructure ('AMI') and are equipped with the cellular or satellite communication solution and dedicated to revenue protection. There are currently 322,681 points settled in low voltage customers in the metropolitan region of Belo Horizonte.

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

ANNUAL REPORT AND FORM 20-F | 2023	71

Corporate Network

Our company has 9,500 Telecommunications and a Data Networks Assets installed in 300 cities of Minas Gerais linked to a mix of private and public telecommunication infrastructure which includes microwave links, optical fibers and metallic cables networks.

The physical and logical network topologies employ security resources such as firewalls, intrusion prevention system (‘IPS’), access control, Endpoint Detection and Response and antispam systems, which are continuously updated to protect against unauthorized access, in accordance with ISO 27002. A security information and event management system (‘SIEM’) provided by a specialized third-party security company, makes it possible to investigate adverse events, while also providing a historical record base to meet legal requirements.

A external third-party Security Operations Center and an in-house Network Operation Center (‘SOC’ and ‘NOC’), monitor, operate and manage the whole network and security infrastructure in Real time (24 hours per day, 7 days a week), maintaining confidentiality, integrity and availability of the data throughout the whole network. Additionally, we contracted a threat intelligence service, linked to the SOC, with the aim of anticipating possible attacks and increasing the company's level of protection.

A solution based on Cisco App Dynamics was implemented to monitor Customer Services Applications and meter users experience. This monitoring improves proactivity in handling incidents.

Since 2022, 100% of users’ computers have been updated, mostly by replacing desktops with notebooks. Operating Systems have been updated ensuring data protection and vulnerability containment policies.

Collaboration and productivity solutions based on Cloud Solutions using Microsoft Office 365 were implemented, bringing greater results in the users’ experience.

A solution using Azure Virtual Desktop (‘AVD’) has been implemented since 2022 replacing legacy Virtual Desktop Infrastructure (‘VDI’) and reducing VPN connections directly to Corporate Network and also enabling Remote Desktop Connection (‘RDP’) blocking, which were points of vulnerability in the environment.

Multifactor Authentication (‘MFA’) was implemented in all external access as well as a unified endpoint management (‘UEM’) to ensure effective access control to the company network.

In 2023, 85% of Datacenter Server Workload was migrated to Microsoft Azure Cloud, providing high availability, high scalability and cost-effective solution.

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

Since 2022 CEMIG strengthened its cybersecurity program by adopting new technologies and tools to prevent cyber-attacks and data privacy breaches. That includes an Endpoint Detection and Response platform’s expansion for the Operational technology (‘OT’) environment, a security platform that provides industrial cyber security solution, with IoT and OT visibility, for continuous monitoring and real-time risk insights to protect from evolving threats. The entire OT network has been isolated from the IT network by jump server and firewalls so that access to this network is done through a controlled infrastructure dependent on MFA. Update and patch application control was implemented and the creation of an external site for disaster recovery increased the resilience of this environment.

In the Information Technology (‘IT’) environment, Cemig has implemented mobile device management, mobile application management, multifactor authentication (‘MFA’) for network access and reduced VPN connections directly to Corporate Network enabling Remote Desktop Connection (‘RDP’) blocking, which were points of vulnerability in the environment. To help protect our sensitive data, a data loss prevention and an electronic data classification and labeling tool was implemented to apply cryptography protection to sensitive documents. We contracted an external

ANNUAL REPORT AND FORM 20-F | 2023	72

third-party Security Operations Center (SOC) and a threat intelligence service with the aim of anticipating possible attacks and increasing the company's level of protection.

A cybersecurity maturity assessment model (C2M2) has been used with the aim of promoting safe practices and directing improvement actions.

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

During 2023 some initiatives to streamline the request for change process took place, delivering more value to customers meanwhile following the IT governance and IT controls.

Commercial Management System

We have established and consolidated an efficient customer service system, based on SAP CCS (‘Customer Care Solution’)/ CRM (‘Customer Relationship Management’) platform, fully integrated with the Business Intelligence (‘BI’) database, which supports our customer service processes.

The employees use CCS/CRM to manage and serve more than 9 million customers who receive high, medium and low voltage energy supply. Both corporate tools offer security, quality and productivity to our processes of energy distribution with efficiency in accordance with the regulatory and Market requirements.

In 2023 we installed a solution for electronic invoice for electricity based on SAP technology, named “NF3e” in Brazil. This national model of electronic tax document replaced the system for issuing the current Invoice/Electric Energy Bill, with legal validity guaranteed by the issuer's digital signature, simplifying the ancillary obligations of taxpayers and allowing, at the same time, the monitoring of the issuance in real time by the Tax Authorities.

ANNUAL REPORT AND FORM 20-F | 2023	73

Several customizations were reviewed or developed in SAP/CCS to provide integrations with clients, which is the implementation of the Omnichannel strategy, with the integration of new virtual agency, mobile app, WhatsApp application, call center, SMS messages and other channels of customer relationship.

Due to Normative Resolution No. 1,059 from ANEEL agency, in 2023 we implemented several adjustments on both Customer Relationship Management systems, SAP CRM 7.0 and Salesforce, in a sequence of obligations initiated by No. 1,000 resolution, this last announced since 2022. Adjustments were required to be made on the SAP IS-U/CCS as well.

In addition, another deliverable during 2023 was the customization of SAP IS-U/CCS system to offer conditions to negotiate debt inside the governmental program named “Desenrola”, which focused in the reduction of levels of non-payments by the customers, improving the Company’s revenue.

According to the National Electric Energy Agency (ANEEL) new regulation, taking effect by January 1, 2024, nearly 170,000 high and medium voltage consumer units will be allowed to migrate to free energy market. To be able to address this future demand, Cemig has started in March 2023 a project called “Projeto Varejista” to adjust our CRM Sales Force, who has debuted the first e-commerce, from lead to contract and then invoice, to increase market share and improve customer services. As a result of this project, by the end of 2023 we had 1,000 new customer contracts signed. It was also required to adjust the billing module of SAP IS-U/CCS with the new rules to invoice these new clients.

Management Tools

From 2019 to 2022, we executed a project to install new IT products to improve engineering processes, based on the Cyme Platform (‘CYME’), provided by Cooper Power Systems, including installation and configuration of Gateway and Server modules.

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

In 2022, the CYME project was finished in that phase, by the deployment of all acquired modules.

In 2023 we initiated a new roadmap for the 2023 to 2026 phase including the acquisition of several new licenses or modules to be used by engineers or technicians, by offering these tools to engineering process automation and modernization.

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

In 2023 we implemented a new feature in SGL to make available an option for our customers to pay the monthly invoice directly to Cemig using PIX, an instant payment method in Brazil.

ANNUAL REPORT AND FORM 20-F | 2023	74

Customer Relationship Channels

We have three major channels (Call Center, Face-to-face service and Digitals channels) of service for our customers in Minas Gerais. Customer service contact, whether of an emergency nature or to deal with service requests, can be made:

•
by our call center, which can handle an average of 43,000 telephone contacts a day, operating with an efficient electronic service through Interactive Voice Response (‘IVR’);
•
face-to-face service, at our Service Branches in the 774 cities of our concession area; or at our standalone self-service counters (‘totems’), offering 18 services;
•
using the Digital Channels, online, through three ways,
o
by Cemig Atende Web – our Online Service Branch, on our website – offering 76 types of service or via ChatBot on our home page;
o
by WhatsApp and Telegram, offering 18 types of service each one;
o
by our Cemig Atende smartphone app, for Android or iOS, which offers 20 services.

Maintenance and Repair Systems

The 11,896.33 miles of high voltage distribution lines in CEMIG D’s network, operating at from 34.5 kV to 230 kV, are supported by 54,082 structures, mainly made of metal.

The network of CEMIG GT has 3,144 miles of high voltage transmission lines, operating at from 230 kV to 500 kV, supported by 11,913 structures.

The majority of the service interruptions to our distribution and transmission lines are the result of lightning, farm surface fires, vandalism, and wind. Distribution also suffers from corrosion to structures.

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

Insurance

We have insurance policies covering fire damages to owned or rented buildings, including their contents. Since January 8, 2023, the insurance for the building where our head office is located only covers its contents, as the insurance for the building was assumed by the owner of the building. Our operational risk insurance policy covers damages to the turbines, generators and transformers of our principal generating plants and substations caused by lightning, fire and explosion or risks such as equipment failure. We also have insurance policies covering damage to or caused by aircraft used in our operations. We do not have general third-party liability insurance to cover accidents, and we do not seek proposals for this type of insurance. There is, however, a possibility that we may contract this type of insurance in the future.

ANNUAL REPORT AND FORM 20-F | 2023	75

In addition, we do not seek proposals for, nor do we have insurance cover against major natural disasters that might affect our facilities, such as earthquakes and floods or failures of the operational system.

We do not have insurance coverage for the risk of interruption of business, which means that damages suffered by our company, and consequent damages suffered by our customers because of interruption in the supply of energy are in general not covered by our insurance and we may be subject to significant losses. See the Section “Item 3, Key Information-Risk Factors-Risks relating to CEMIG – We operate without insurance policies against natural disasters and third-party liability”.

We believe that, since we contract insurance against fire and operational risk, our insurance cover is at a level that is usual in Brazil for the type of business that we conduct.

C.
Organizational Structure

The companies incorporated in Brazil described below are our major subsidiaries, jointly controlled and affiliates entities: (*)

Mar 31, 2024

Companhia Energética de Minas Gerais
Taesa 21.68%
Cemig GT 100%
Cemig D 100%
Cemig SIM 100%
Gasmig 99.57%
SLTE 100%
Aliança Geração 45%
Aliança Norte 49%
Cemig PCH 100%
Cachoeirão 49%
Amazônia 74.5%
Horizontes 100%
Pipoca 49%
Guanhães 49%
Sá Carvalho 100%
Paracambi 49%
UHE Itaocara 49%
Rosal 100%
Cemig G. Itutinga 100%
Parajuru 100%
Cemig G. Poço Fundo 100%
Cemig G. Camargos 100%
Volta do Rio 100%
ESCEE 100%
Cemig G. Leste 100%
Cons. CEMIG-CEB 82.5%
Trading 100%
Cemig G. Oeste 100%
Centroeste 100%
Cemig G. Sul 100%
UFV Três Marias 100%
Holding
Gas Distribution Company
Generation Companies
Distribution Company
Wind Power Generation Companies
Trading Companies
Transmission Companies
Service Companies
Generation Consortium

* As of March 31, 2024

CEMIG’s main subsidiaries and jointly controlled entities and affiliates include the following:

CEMIG Geração e Transmissão S.A. (‘CEMIG GT’) – 100% owned: operates in energy generation and transmission;

CEMIG Distribuição S.A. (‘CEMIG D’) – 100% owned: operates in energy distribution;

ANNUAL REPORT AND FORM 20-F | 2023	76

Companhia de Gás de Minas Gerais (‘Gasmig’) – 99.57% owned: acquires, transports, distributes and sells natural gas;

SPEs of Lot D – 100% owned: Geração Camargos S.A., CEMIG Geração Itutinga S.A., CEMIG Geração Leste S.A., CEMIG Geração Oeste S.A., CEMIG Geração Salto Grande S.A., CEMIG Geração Sul S.A. and CEMIG Geração Três Marias S.A.; Lot D is comprised of 13 plants, previously owned by CEMIG, and an additional 5 plants, which belonged to other companies. On May 31, 2023, Cemig Geração Salto Grande S.A. and Cemig Geração Três Marias S.A. were merged into Cemig GT. The aggregate installed generation capacity of these 18 plants is 699.57 MW;

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

D.
Property, Plants, and Equipment

Our main assets are our power generation plants, transmission and distribution infrastructure. Our net book value of total property, plant and equipment and intangible assets, including our investment in certain consortium that operate energy generation projects, including projects under construction, was R$18,505 million on December 31, 2023 (R$17,031 million in 2022).

Generation and Transmission segment represented 21.05% of this net book value, Distribution segments represented 65.38% and Gas distribution system represented 9.17%.

Apart from our distribution and generation network, no single one of our assets produced more than 10% of our total revenues in 2023. Our infrastructure is adequate for our present needs and suitable for their intended purposes. We have rights of way for our distribution lines, which are our assets and do not revert to the landowner upon expiration of our concessions.

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

ANNUAL REPORT AND FORM 20-F | 2023	77

Significant changes were implemented during Dilma Rousseff’s administration (2011 – 2016), by means of Provisional Act 579/12, converted into Law 12,783/13, establishing new rules for renewal of concessions, including rebidding for hydroelectric power generation concessions.

Subsequently, under the administration of Michel Temer (2016–2018), other changes were introduced in the sector by Provisional Act 735/16, enacted as Law 13,360/16, including a change of the bidding rules for energy generation, transmission and distribution concessions, and related services as well as addressing the renegotiation of hydrological risk. In addition, in 2017, a series of public consultations, which discussed proposals for modernization, and expansion of the Free Market in electric power supply with the industry (Public Consultation 33) began.

Under the administration of Jair Bolsonaro (2019 – 2022), the government proceeded with the studies proposed by public consultation 33, holding several workshops and meetings with agents to study the following topics: separation of energy contracts into capacity and energy contracts, pricing, definition of price limits and reduction of the spot price time base.

Subsequently under the Administration of Luís Inácio Lula da Silva (2023-present) the studies continued with public consultation MME 146/2022.

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

ANNUAL REPORT AND FORM 20-F | 2023	78

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

Energy Sector Monitoring Committee – CMSE

Decree 5,175 enacted on August 9, 2004, established the Energy Sector Monitoring Committee, or CMSE, which acts under the direction of the MME. The CMSE is responsible for monitoring and permanently evaluating the continuity and security of energy supply conditions and for indicating necessary steps to correct identified problems.

Permanent Commission for Analysis of Methodologies and Computation Programs of the Electric Sector – CPAMP

Ordinance 47, enacted on February 19, 2008, created the Permanent Committee for Analysis of Methodologies and Computation Programs of the Electric Sector (‘CPAMP’), with the purpose of guaranteeing coherence and integration of the methodologies and computational programs used by MME, EPE, ONS and CCEE.

Ownership Limitations

On November 10, 2009, ANEEL issued Resolution 378, requiring it to notify the Economic Law Secretariat of the Ministry of Justice (‘SDE’) if it identifies any act that may cause unfair competition or may result in significant market control (under Article 54 of Law 8,884 enacted on June 11, 1994). After the notification, SDE must inform CADE. On November 30, 2011, Law 8,884 was revoked and replaced by Law 12,529, which terminated the SDE and replaced it with the Competition General Management Unit (‘Superintendência Geral’). Such unit, if necessary, will require ANEEL to analyze any such events, upon which CADE will decide if there should be any sanctions applied. Under Articles 37 and 45 of Law 12,529, these may vary from pecuniary penalties to dissolution or other disposition of the offending company.

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

ANNUAL REPORT AND FORM 20-F | 2023	79

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

ANNUAL REPORT AND FORM 20-F | 2023	80

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

ANNUAL REPORT AND FORM 20-F | 2023	81

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

Limitations on Pass-Through

The New Industry Model also limits the pass-through of costs of energy to final customers. The Annual Reference Value corresponds to the weighted average of the energy prices in ‘A - 5’ and ‘A - 3’ auctions, calculated for all distributors, and creates an incentive for distributors to contract for their expected energy demands in the A - 5 auctions, where prices are expected to be lower than in A - 3 auctions. The Annual Reference Value is applied in the first three years of power purchase agreements from new power generation projects. After the fourth year, the energy acquisition costs from these projects will be allowed to be passed through in full. Decree 5,163/04 establishes the following limitations on the ability of distributors to pass through costs to customers:

•
No pass-through of costs for energy purchases that exceed 105% of regulatory demand;
•
Limited pass-through of costs for energy purchases made in an A–3 auction, if the volume of the acquired energy exceeds 2.0% of the demand found in A–5 auctions;
•
Limited pass-through of energy acquisition costs from new energy generation projects if the volume re-contracted through CCEARs of existing generation facilities is below a ‘Contracting Limit’ defined by Decree 5,163;
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

ANNUAL REPORT AND FORM 20-F | 2023	82

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

In 2011, ANEEL concluded the Public Hearing 040/2010, in which it dealt with the methodology for the third periodic review. To calculate the rate of return, ANEEL used the methodology of Weighted Average Cost of Capital (‘WACC’), which resulted in a yearly rate of 7.50% after tax, compared to the rate of 11.25% applied in the previous cycle. This rate of return was applicable to the investments made by CEMIG D until the next tariff cycle, which was conducted in 2018. After that, the new rate of return calculated by the grantor is 8.09% after tax.

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

ANNUAL REPORT AND FORM 20-F | 2023	83

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

The green flag was in force throughout 2023.

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

ANNUAL REPORT AND FORM 20-F | 2023	84

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

POWER GENERATION BY SOURCE (%)
Solar.; 6.60%
Nuclear.; 0.98%
Biomass.; 8.57%
Eolic.; 14.83%
Hydric.; 53.94%
Fossil.; 15.08%

Source: Banco de Informações de Geração (SIGA ANEEL – 04/19/2024)

By February 2023, Brazil had an installed capacity in the interconnected power system of 203.66 GW, 53.94% of which is hydroelectric, according to the ‘Matriz de Energia Elétrica’ (Electric Power Matrix) available at the Sistemas de Informação de Geração – ‘SIGA’, published by ANEEL. This installed capacity includes half of the installed capacity of Itaipu – a total of 14,000 MW owned equally by Brazil and Paraguay.

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

ANNUAL REPORT AND FORM 20-F | 2023	85

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
•
Establishment of public bidding processes for concessions for construction and operation of power plants and transmission facilities, in addition to the bidding process requirements under the Concessions Law and the Power Concessions Law, On March 15, 2004, the Brazilian Federal Government enacted Law 10,848, (or the ‘New Industry Model Law’), in an effort to further restructure the power industry, with the ultimate goal of providing customers with security of supply combined with fair rates. On July 30, 2004, the Brazilian Federal Government published Decree 5,163, governing trading rules under the New Industry Model Law, as well as the granting of authorizations and concessions for energy generation projects. These include rules relating to auction procedures, the form of power purchase agreements and the method of passing costs through to final customers.

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

ANNUAL REPORT AND FORM 20-F | 2023	86

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

ANNUAL REPORT AND FORM 20-F | 2023	87

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

Concessions

We conduct most of our activities in generation, transmission and distribution of energy through concession contracts executed with the Brazilian Federal Government. The Brazilian Constitution requires that all concessions for public services must be subject to competitive tenders. In 1995, in an effort to implement these provisions of the Constitution, the Federal Government instituted certain laws and regulations, collectively known as the Concessions Law, which govern bidding procedures in the energy sector.

Transmission:

On December 4, 2012, CEMIG signed the second amendment to transmission contract 006/97, which extended the concessions under such contract for 30 years, in accordance with PA 579, beginning on January 1, 2013. This resulted in an adjustment to the RAP from these concessions, reducing the revenue from those concessions. The Brazilian Federal Government has compensated us for the reduction of the RAP in part and, through Ministerial Order No.

ANNUAL REPORT AND FORM 20-F | 2023	88

120/2016, the Mining and Energy Ministry defined that the amounts referring to assets in commercial operation prior to 2000 that had not yet been compensated, would become part of the Regulatory Remuneration Base - BRR of electric energy transmission concessionaires and a revenue related to their remuneration would be calculated. From July 2017, the transmission companies began to receive revenue from these assets until these assets are effectively amortized.

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

On September 9, 2020, the Law 14,052 was issued, changing the Law 13,203/2015, and establishing new conditions for renegotiation of hydrological risk in relation to the portion of costs incurred due to the GSF, borne by the holders of hydroelectric plants participating in the MRE between 2012 and 2017, when there was a crisis in water sources.

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
II.
Relinquish any claims and/or further legal actions in relation to exemptions from or mitigation of hydrological risks related to the MRE; and
III.
Not to have renegotiated hydrological risk under Law 13,203/2015.

ANNUAL REPORT AND FORM 20-F | 2023	89

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

ANNUAL REPORT AND FORM 20-F | 2023	90

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

ANNUAL REPORT AND FORM 20-F | 2023	91

Any imbalances between the power generated and the Assured Energy is covered by the MRE. In other words, the MRE reallocates the energy, transferring a surplus from those who generated more than their Assured Energy to those who generated less than their Assured Energy. The volume of energy generated by the plant, either more or less than the Assured Energy, is priced pursuant to an ‘Energy Optimization Rate,’ which covers the operation and maintenance costs of the plant. This additional revenue or expense is accounted monthly by each generator.

The MRE is efficient in mitigating the risks of individual plants that have adverse hydrological conditions in a river basin, but it fails in mitigating this risk when low hydrological levels affect the whole grid, or large regions of it. In extreme conditions, even with the MRE, the aggregate generation of the whole system will not attain the levels of the total Assured Energy, and hydrological generators may be exposed to the spot market. In these conditions, the shortage in hydro resources will be compensated by greater use of thermal generation, and spot prices will be higher.

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

During 2015, the low values of GSFs along with high spot prices again left producers of hydroelectric generation with high financial exposure. Thus, starting in March 2015, generators began to obtain court injunctions to prevent such exposure. Such injunctions claimed that the GSF’s calculation methodology was incorrect and that it caused undue exposure to producers. From March to September, there was an exponential increase in the number of injunctions issued, which led to a paralysis of the market. In order to address this condition, the Brazilian Federal Government proposed (by means of Provisional Act 688) the renegotiation of the hydrological risk, enabling generators with Free Market contracts to transfer the exposure to customers in exchange for a risk’s premium payment to be deposited in the so-called tariff band deposit account (the tariff band surcharges are deposited in such account and transferred to the distribution concessionaires) and would be indemnified for the losses suffered in 2015 by means of, among other measures, an extension of their power generation grants (concessions or authorizations, as the case may be) for up to 15 years. In other words, hydroelectric power plants would recover the costs incurred with GSF deficits retroactively to January 2015, and such recovery would form a ‘regulatory asset,’ which would be amortized over the term of the concession/authorization. If the remaining concession/authorization period is insufficient (i.e. not long enough to amortize the regulatory asset), generating companies would have a concession/authorization extension (limited to 15 years). To be able to use the mechanism the companies must waive all claims filed and all injunctions obtained, as well as waive any further rights they would have in connection with any such legal action. This mechanism enabled plants with contracts signed in the regulated market and the free market to renegotiate them. However, the system and mechanism for renegotiating are different in the two markets. In both, this mechanism functions as a hedge, in which the generators bear the high cost of reserve of energy, and they receive the amount stipulated by the spot market price for their generation.

In the Free Market, the system did not have the same acceptance levels that were present in the regulated market, since the value of the risk premium was too high and, to hedge their GSF exposure, the generation companies would have to acquire reserve energy contracts. For these reasons and considering that there are other alternatives available in the free market to mitigate the hydrological risks, generation companies deemed the voluntary negotiation inefficient. Consequently, acceptance of the mechanism by the regulated market was 90%. However, it was not accepted by the free market.

ANNUAL REPORT AND FORM 20-F | 2023	92

In 2023, the average GSF stood at 0.90 still impacted by a hydrological condition below the historical average and lower reservoir levels. The chart below presents the average price and GSF for the periods shown:

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

ANNUAL REPORT AND FORM 20-F | 2023	93

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

Item 4A. Unresolved Staff Comments

Not Applicable.

ANNUAL REPORT AND FORM 20-F | 2023	94

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the Company’s consolidated financial statements and the related notes as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, contained elsewhere in this annual report. See Item 18, “Financial Statements.” This discussion intends to provide the reader with information that will assist in understanding the Company’s financial statements, the changes in certain key items in those financial statements from period to period and the primary factors that accounted for those changes. It also discusses certain performance metrics that management uses to assess the Company's performance. Additionally, the discussion in this section provides information about the financial results of each of the Company's business segments in order to provide a better understanding of how each of those segments and its results of operations affect the financial position and results of operations of the Company as a whole. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The Company’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information” or in other parts of this annual report.

The financial information discussed below has been derived from the consolidated financial statements which have been prepared and presented in accordance with IFRS as issued by the IASB.

Basis of Preparation

Statement of compliance

On April 30, 2024, the Company’s Audit Committee authorized the issuance of the consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021.

Operating Segments

The operating segments of the Company reflects their management and their organizational structure, used to monitoring the Company’s results. The Company also operates in the gas market, through its subsidiary Gasmig, and in other businesses with less impact on the results of its operations.

The segment information is disclosed separately into the following 6 reportable segments:

Generation: Comprises the production of energy from hydroelectric and wind facilities.

Transmission: Comprises the construction, operation and maintenance of transmission lines and substations.

Trading: Comprises the commercialization of energy and provision of related services. In the third quarter of 2021 the Company began the process of segregation of the commercialization business, with partial transfer from Cemig GT to the Company. There was no change in the Company’s corporate strategy of serving the market with the purpose of energy delivery to its clients.

Distribution: Comprises the provision of energy distribution services, including operation and maintenance of the related infrastructure and services.

Gas: Comprises the industrial, institutional and residential exploitation of piped gas distribution and commercialization services in the State of Minas Gerais.

Investees: Comprises the management of the equity interests in which the company does not have shareholding control, in line with the Company’s business strategies. The results of the subsidiaries Gasmig and Cemig Sim are also included in this segment, since their management, too, is linked to the CemigPar management unit.

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

ANNUAL REPORT AND FORM 20-F | 2023	95

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

Year ended December 31,	2023	2022	2021
Energy sales:
Average rate to final customers (R$/ MWh)
Residential rate	892.66	903.10	994.43
Industrial rate	326.35	329.10	322.41
Commercial rate	666.81	687.17	662.38
Rural rate	730.66	662.79	645.45
Public services rate and other	663.40	613.96	646.24

Total sales to final customers (GWh)
Residential customers	12,092	11,217	11,186
Industrial customers	18,088	18,204	16,361
Commercial customers	9,469	8,957	8,334
Rural customers	3,063	3,093	3,975
Public services and other customers	3,057	3,394	3,373
Average rate (R$/ MWh)	595.97	587.65	616.83
Total revenues (R$ million)	27,277	26,365	26,665

Sales to concession holders:
Volume (GWh)	17,328	16,777	10,825
Average rate (R$/ MWh)	241.40	232.10	279.35
Total revenues (R$ million)	4,183	3,894	3,023

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

ANNUAL REPORT AND FORM 20-F | 2023	96

On May 23, 2023, ANEEL approved the tariff review with the insertion of the reversal of R$1,267 million, for consumers in CEMIG’s concession area, regarding the financial component of reimbursement of Pasep/ Cofins, reducing the average effect of CEMIG D’s 2023 tariff adjustment to 13.27%. Such rate was effective starting May 28, 2023 and it will remain the same until May 27, 2024. Such updating had the following components: (i) an increase of 10.10% because of withdrawal of financial components of the previous process; (ii) a decrease of 2.58% due to the effect of the financial components of the current process; and (iii) an increase of 5.75% related to the tariff adjustment index.

The average annual tariff adjustments of CEMIG D in 2023, 2022 and 2021, and the revisions of their respective components were as follows:

	2023	2022	2021
Average Effect to Be Perceived by Consumers	13.27%	8.80%	1.28%
Components
Effect of Withdrawal of Financial Components of the Previous Process	10.10%	9.45%	(1.41)%
Effect of the Financial Components of the Current Process	(2.58)%	(9.32)%	(8.80)%
Tariff Adjustment Index	5.75%	8.67%	11.48%

Transmission Rates

In January 2013, our transmission concession was renewed for another 30 years in accordance with the rules defined in Law 12,783/2013. At that time, there was an Extraordinary Review and transmission revenue was strictly reduced to the amount necessary to cover operation and maintenance costs, being part of the non-reversible assets indemnified.

In 2017, the capital cost of the reversible assets not yet amortized at the time of renewal of the transmission became part of the RAP of transmission concessionaires covered by Law 12,783/2013, according to rules defined in MME Administrative Rule 120/2016. This revenue consists of two components. One refers to the financial component, which corresponds to the cost of capital of the non-indemnified assets for the period from January 2013 to June 2017. During this period, the transmission company remained without any revenue for the assets made available that had not yet been indemnified. The second component, called the economic component, refers to the cost of capital to be paid to the end of the asset lifespan.

According to Technical Note 183/2017, appended to Resolution 2,258/2017, which ratified the RAP calculation for the 2017-2018 cycle, the total value of the cost of capital of assets not indemnified for this cycle was R$370.8 million.

Concerning the readjustment processes, the transmission concession agreement provides for a review every five years. The first review after the concession renewal was to occur in July 2018. However, this review occurred only in 2020 with a retroactive effect from July 2018. The methodology for this review was approved by Normative Resolution 816/2018, which covers a new criterion for valuation of the asset base and captures other revenues for tariff moderation.

In 2023, the second review should have taken place, however this process was postponed by ANEEL to 2024, according to Order 402/2023. The methodology for this review is being proposed by ANEEL through Public Consultation 31/2023, which is still ongoing.

Thus, for 2023, the ordinary process of Annual Readjustment of the RAP took place. The total of the RAPs of CEMIG GT for the 2023–2024 cycle – for Concession Contracts 06/1997, 079/2000, 04/2005 and 06/2011 – was R$1,167 million. Further to the amounts of the RAPs, Adjustment Components (Parcelas de Ajuste, or ‘Pas’) in the amount of -R$24 million were ratified for these concessions. In the previous cycle, the RAPs of these concession contracts totaled R$912 million, and the PA was equivalent to R$14 million. The upper figure for RAP in 2023–2024 reflects the reprofiling of the Financial Component of the Annual Cost of the Assets Within the National Grid of Concession Contract 06/1997.

ANNUAL REPORT AND FORM 20-F | 2023	97

In the 2023–2024 cycle, the permitted annual revenue for Concession Contract 06/1997 was equivalent to R$1,085 million, compared to R$826 million related to the previous cycle, an increase of R$259 million. The reprofiling of the Financial Component resulted in an increase in the revenue of R$189 million. The Financial Component for the 2022–2023 cycle was R$157 million and was increased to R$346 million in the 2023–2024 cycle. The IPCA inflation index applied in the adjustment of RAP was equivalent to 3.94%. There was an increase in the RAP for the National Grid, due to new works entering the total during 2022-2023 an increase of R$51 million. The amount of the Adjustment Component ratified for this contract in the 2023–2024 cycle was negative and equivalent to R$39 million.

The RAP of CEMIG GT Itajubá (Concession Contract 079/2000) was R$43 million, a decrease of 4.47% in the 2023–2024 cycle from the previous period, reflecting the IGPM inflation index of the period.

The Adjustment Component for CEMIG GT Itajubá (PA) also has a significant positive value, reflecting the effect of the backdated adjustment of the RAPs for the National Grid, when they underwent Periodic Tariff Review. In this cycle, the Adjustment Component was equivalent to R$16.2 million, of which R$17 million was the effect of the backdated revision of the RAPs for the National Grid. The positive effect of the backdated adjustment lasted until the 2023–2024 cycle since it was divided into three portions to be paid over the remaining years of the revision cycle for this concession contract.

As well as Concession Contracts 06/1997 and 079/2000, CEMIG also holds the concession of Centroeste, with Concession Contract 04/2005, for which the RAP in the 2023–2024 cycle was equivalent to R$30 million. Its value is adjusted in accordance with the IGPM inflation index. The amount of the Adjustment Component ratified for this contract in the 2023–2024 cycle was negative and equivalent to R$0.9 million.

In December 2021, CEMIG GT also acquired the concession holder Sete Lagoas Transmissora de Energia (‘SLTE’), which holds the Concession Contract 006/2011 SLTE, of which the RAP for the 2023–2024 cycle was equivalent to an additional amount of R$9.2 million. This is updated in accordance with the IPCA inflation index. The Adjustment Component of this contract was negative and equivalent to -R$0.1 million.

In December 2023, the ANEEL judged the reconsideration requests to Resolution 3,216/2023, resulting in the publication of new RAP and Adjustment Components for the 2023-2024 cycle, through Order 4,675/2023. According to the aforementioned Order, the RAPs of CEMIG GT's transmission assets in operation now amount to R$ 1,179 million. The main adjustment occurred in the RAP of contract 006/1997, which increased by R$12 million. The Adjustment Components were also rectified, becoming R$10.4 million, resulting in a gain of R$14 million in relation to that approved by Resolution 3,216/2023. The main adjustment of this component was the rectification of retroactive revenues associated with large-scale improvement. The financial effects of the increase in the RAP and adjustments Components will only be realized throughout 2024, when these revenues are effectively received.

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

ANNUAL REPORT AND FORM 20-F | 2023	98

Year Ended December 31, 2023 compared to the Year Ended December 31, 2022

Consolidated

Net revenue

Net revenue increased by 6.93% to R$36,850 million in 2023 from R$34,463 million in 2022, as follows.

(in millions of R$)	2023	2022	Var R$	Var %
Revenue from supply of energy	31,671	30,158	1,513	5.02
Revenue from use of the electricity distribution systems – TUSD	4,417	3,685	732	19.86
CVA (compensation for changes in ‘Parcel A’ items) and Other financial components	(213)	(1,147)	934	(81.43)
Financial component arising from PIS/Pasep and Cofins taxes refunded to customers– realization	1,909	2,360	(451)	(19.11)
Transmission revenue
Transmission operation and Maintenance revenue	373	413	(40)	(9.69)
Transmission construction revenue	242	407	(165)	(40.54)
Interest revenue arising from the financing component in the transmission contract asset	524	575	(51)	(8.87)
Generation indemnity revenue	93	47	46	97.87
Distribution Construction revenues	3,899	3,246	653	20.12
Adj expectation of cash flow from indemnifiable financial asset of the distribution concession	149	39	110	282.05
Revenue on financial updating of the Concession Grant Fee	412	467	(55)	(11.78)
Energy transactions on the CCEE	146	183	(37)	(20.22)
Mechanism for the sale of surplus	(4)	453	(457)	(100.88)
Supply of gas	4,139	4,529	(390)	(8.61)
Fine for violation of service continuity indicator	(139)	(94)	(45)	47.87
PIS/Pasep and Cofins credits to be refunded to consumers	—	(830)	830	(100.00)
Other revenue	2,316	2,658	(342)	(12.87)
Deductions on revenue	(13,084)	(12,686)	(398)	3.14
Net revenues	36,850	34,463	2,387	6.93

Revenue from supply of energy

Total revenue from energy sold to final customers in 2023 was R$31,671 million, or 5.02% higher than the figure for 2022 of R$30,158 million. The main items that affected total revenue from energy sold to final customers were an increase of 2.01% GWh (or R$912 million) of energy sold to final customers year-on-year with an increase of 3.46% (or R$241 per MWh) in the Average rate to final customers.

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

This result arises from: (i) variation of 0.66% in the Portion B costs (manageable costs), due to the IPCA inflation index over the 12 prior months, and (ii) direct pass-throughs within the tariff, which had an increase of 12.61%, but which had no economic effect for Cemig D, not affecting its profitability, The capital return increased by 15.5% in relation to the values currently in the tariffs. This increase is mainly due to the increase in the Net Remuneration Base, in view of the investments made by Cemig D since its last tariff review.

ANNUAL REPORT AND FORM 20-F | 2023	99

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

As illustrated in the table below, the total volume of energy sold by CEMIG in 2023 increased by 2.36% as compared to 2022:

GWh (1)	2023	2022	Var %
Residential	12,092	11,217	7.80
Industrial	18,088	18,204	(0.64)
Commercial, Services and Others	9,469	8,957	5.72
Rural	3,063	3,093	(0.97)
Public Authorities	956	856	11.68
Public Lighting	1,056	1,138	(7.21)
Public Service	1,045	1,400	(25.36)
Subtotal	45,769	44,865	2.01
Own Consumption	30	31	(3.23)
	—
	45,799	44,896	2.01
Wholesale supply to other concession holders (1)	17,328	16,777	3.28
	—
Total	63,127	61,673	2.36

(1)
Includes Regulated Market Energy Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Residential: Increase of 7.80% in 2023 compared to 2022, mainly, due to: (i) an increase of 3.00% in the number of consumers; (ii) increase of 4.60% in average monthly consumption per consumer (130.4 kwh/month in 2023 compared 124.6 kWh/month in 2022).

Industrial: Decrease of 0.64% in the amount of energy billed to industrial consumers, due to the migration of customers from the captive market to the free market and the retraction of the industrial sector in the state of Minas Gerais in relation to the previous year.

Wholesale supply to other concession holders: The energy sale to other concessionaires increased 3.28% in 2023 compared to 2022, mainly, due to a higher volume of energy sold in this segment.

Public lighting: Consumption was 7.21% lower in 2023, mainly due to the substitution of common light bulbs for LED bulbs, which occurred in some city halls.

Public Authorities: Increase of 11.68% of energy billed for the public power class, due to the slow recovery of activities after the pandemic and the reclassification of customers from the Rural and Public Service classes to the Public Power class, in compliance with REN ANEEL 901/2020, which meant that the previous year still registered a low level of consumption.

Revenue from Use of Distribution Systems (the TUSD charge): This is revenue from charging Free Customers the Tariff for Use of the Distribution System (TUSD) on the volume of energy distributed. In 2023, this revenue was R$4,417 million, compared to R$3,685 million in 2022, an increase of 19.86% year-on-year, mainly reflecting the following:

Increase of 1.62% in the average tariff on free customers in fiscal year 2023, compared to the same period in 2022, partially offset by the reduction in the ICMS rate; and

ANNUAL REPORT AND FORM 20-F | 2023	100

The volume of energy transported from January to December 2023 was 4.62% higher than the same period of 2022, due to the increase in consumption by industrial and commercial customers, offset by decrease for irrigation by rural customers.

CVA (compensation for changes in ‘Parcel A’ items) and Other financial components: CEMIG recognizes the difference between actual non-controllable costs (in which the CDE, and energy purchase for resale, are significant components) and the costs that were used as the basis of decision of the rates charged to customers. The amount of this difference is passed through to customers in CEMIG D’s next tariff adjustment. In 2023, this represented an expense of R$213 million, compared to the revenue of R$1,147 million in 2022. This decrease is due, mainly, to an increase in costs with the purchase of electricity for resale and charges for use of the Basic Grid, combined with the reduction in revenue obtained from the Surplus Sales Mechanism (MVE).

Financial component arising from PIS/Pasep and Cofins taxes refunded to customers– realization: The Company recorded revenue from the refund of PIS/Pasep and Cofins credits to consumers in the amount of R$1,909 million in 2023 compared to R$2,360 million in the previous year. This revenue recomposition results from Cemig D's tariff, effective from June 2022 to May 2023, being discounted from the amounts that are being returned to the consumers related to PIS/Pasep and Cofins credits. See Note 13 to the consolidated financial statements.

Transmission operation and Maintenance revenue: The main variations in transmission concession revenue are as follows: (i) infrastructure operation and maintenance revenues were R$373 million in 2023, compared to R$413 million in 2022, a decrease of 9.69%, mainly associated with a decrease of 8.87% in the financial remuneration revenue from the transmission contract assets, which were R$524 million and R$575 million in 2023 and 2022, respectively. This variation is associated mainly with the IPCA variation, which was 4.62% in fiscal year 2023 compared to 5.78% in fiscal year 2022, the basis for the contract remuneration.

Construction revenues (Distribution and Transmission): Construction distribution revenues increased by 20.12% to R$3,899 million compared to R$3,246 in 2022, related to the infrastructure of the electric energy distribution concession. This increase is mainly due to the greater execution of Cemig D's investment plan in relation to the previous year, highlighting the increase in market services.

This revenue is fully offset by construction costs, in the same amount, and corresponds to Cemig D's investment in the year in concession assets.

Revenue from supply of gas: Revenue from supply of gas decreased by 8.61% to R$4,139 million in 2023 compared to R$4,529 million in 2022, due, mainly, to the cost of gas purchased for resale due to lower demand for the purchase of gas for resale and the lower cost of gas purchased during the year.

Revenue from transactions in energy on the CCEE: Revenue from transactions in energy on the CCEE was R$146 million in 2023, compared to R$183 million in 2022, a decrease of 20.22% year-on-year. This lower amount is due, mainly, to the reduction in energy surpluses during this period, which are settled at the CCEE.

Other: Other revenues totaled R$2,316 million in 2023, compared to R$2,658 million in 2022, 12.87% lower year-on-year. The main change relates to subsidies received from the Electricity Offsetting System ('Sistema de Compensação de Energia Elétrica – SCEE'), governing offsetting for distributed generation, released by ANEEL in the 2023 Tariff Review.. The breakdown of the other revenues is presented on Note 27 to the consolidated financial statements.

Deductions from Revenue: Taxes and charges applied to revenue in 2023 were R$13,084 million, or 3.14% higher than in 2022 (R$12,686 million). This increase is substantially due to an increase in revenue compared to the prior year.

Operating costs and expenses

Operating costs and expenses in 2023 were R$30,061 million, comprised of R$28,466 million of costs and R$1,595 million of expenses, which represents an increase of 1.47% as compared to 2022 (R$29,625 million, of which R$27,651 million of costs and R$1,974 million of expenses).

The following table illustrates the components of operating costs and expenses in 2023 and 2022 expressed as a percentage of net revenues:

ANNUAL REPORT AND FORM 20-F | 2023	101

in millions of R$	2023	Net revenues (%)	2022	Net revenues (%)	Var. (%)
Energy purchase for resale	(14,648)	39.75	(14,614)	42.40	0.23
Charges for use of the national grid	(2,937)	7.97	(2,671)	7.75	9.96
Depreciation and amortization	(1,274)	3.46	(1,182)	3.43	7.78
Personnel	(1,308)	3.55	(1,352)	3.92	(3.25)
Gas bought for resale	(2,237)	6.07	(2,735)	7.94	(18.21)
Outsourced services	(1,902)	5.16	(1,706)	4.95	11.49
Post-employment benefits	(591)	1.60	(626)	1.82	(5.59)
Materials	(140)	0.38	(148)	0.43	(5.41)
Operating provisions	(434)	1.18	(401)	1.16	8.23
Expected credit losses (ECL)	(175)	0.47	(109)	0.32	60.55
Employees’ and managers’ profit sharing	(157)	0.43	(83)	0.24	89.16
Infrastructure construction costs	(4,072)	11.05	(3,536)	10.26	15.16
Reversal of provision for doubtful with related party – Renova	(1)	0.00	54	0.16	(101.85)
Write-off of financial asset	—	—	(172)	0.50	(100.00)
Other operating expenses	(185)	0.50	(344)	1.00	(46.22)
Total operating costs and expenses	(30,061)	81.58	(29,625)	85.96	1.47

The following are the main variations in operating costs and expenses between 2023 and 2022:

Energy purchased for resale

Expenses due to energy purchased for resale in 2023 were R$14,648 million, compared to R$14,614 million in 2022, representing an increase of 0.23%. The main factor contributing to such increase was:

Expenses on energy acquired in regulated market auctions increased by 18.18%, totaling R$3,940 million in 2023, as compared to R$3,334 million in 2022, due to (i) a reflection of the annual contractual readjustments, indexed by the IPCA, and the new contracts; and (ii) The expenses on distributed generation (‘geração distribuída’) acquired were R$2,331 million in 2023, compared to R$1,977 million in 2022, 17.91% higher. This reflects the higher number of generation units installed (249,241 in December 2023, compared to 191,153 in December 2022); and the higher volume of energy injected into the grid (4,720 GWh in 2023, compared to 3.041 GWh in 2022);

This increase was offset by the following factors:

Costs on energy acquired in the Free Market were 6.51% lower, amounting to R$5,612 million in 2023, compared to R$6,003 million in 2022, mainly associated with reduction in the cost of energy purchased related to new purchase contracts made to mitigate the exposure risk.

Decrease in the cost of energy from Itaipu Binacional, which amounted to R$1,207 million in 2023, compared to R$1,644 million in 2022. This variation is mainly due to the 35% reduction in the price of Itaipu's demand, in dollars, from US$24.73KW in 2022 to US$16.19KW (April 2023) and a new regulatory change to US$20.23 in May 2023, defined by resolution.

This is a non-controllable cost for CEMIG Distribution: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment. For further details see Note 28 to the consolidated financial statements.

Charges for use of the national grid

Charges for use of the national grid in 2023 were R$2,937 million, compared to R$2,671 million in 2022, representing an increase of 9.96%. This cost refers to the charges due by the agents of distribution and generation, due to the use

ANNUAL REPORT AND FORM 20-F | 2023	102

of the facilities and components of the basic network, as well as the electric system, and the amounts to be paid and/or received by the Company are defined by means of a resolution by ANEEL, mainly, due to the increased need for thermal dispatches in 2023 due to high temperatures, as well as the operation of reserve energy contracts resulting from the Simplified Competitive Procedure of 2021 (PCS), with a consequent increase in reserve energy charges in 2023. This is an non-manageable costs, and the difference between the amount considers as a reference for tariff definition and the costs actually incurred is offset in the subsequent tariff adjustment. For more information, please refer to explanatory note No. 13b to the consolidated financial statements.

Gas bought for resale

In 2023 the Company reported expense of R$2,237 million on acquisition of gas, 18.21% less than in 2022 of R$2,735 million. This is primarily due to a reduction in the cost of gas acquired for resale due to lower consumption impacting the demand of gas for resale and the lower cost of gas during the year.

Outsourced services

The expense for outsourced services was R$1,902 million in 2023, compared to R$1,706 million in 2022, representing an increase of 11.49%. The main variations that explain this increase are: (i) increase of 20.20% in expenses with maintenance and conservation of electrical facilities and equipment, being R$708 million in 2023, compared to R$589 million in 2022; and (ii) increase of 19.18% in information technology expenses, being R$174 million in 2023, compared to R$146 million in 2022.

Post-employment benefits

The impact of the Company's post-employment benefits on 2023 operating income was an expense of R$591 million compared to an expense of R$626 million in 2022. This decrease is mainly due to the voluntary election of active employees to the new health plan, called Premium Plan, offered by the Company.

Operating provisions

Operating provisions in 2023 totaled R$434 million, compared to R$401 million in 2022, an increase of 8.23%. This variation is due to an increase in the provisions for labor contingencies, which were R$120 million in fiscal year 2023, compared to R$98 million in fiscal year 2022.

Expected credit losses (‘ECL’)

Expected credit losses increased 60.55% to R$175 million in 2023 compared to R$109 million in 2022, due to deterioration of credit risk among residential consumers related to economic factors which drove down the credit rating for some residential consumers.

Employees´ and managers´ profit sharing

The expense on employees and managers profit sharing was R$157 million in 2023, compared to R$83 million in 2022. The increase of 89.16% was due mainly to the unions' total adherence to the 2023 collective agreement compared to 2022, the year in which some unions did not adhere to the agreement.

Infrastructure construction costs

Infrastructure construction costs in 2023 totaled R$4,072 million, or 15.16% more than in 2022 (R$3,536 million). The difference mainly arises from the higher volume of investments in distribution in 2023, compared to 2022, especially in sub-transmission, in expansion, reinforcement and improvement of high-voltage infrastructure.

ANNUAL REPORT AND FORM 20-F | 2023	103

This line records the Company’s investment in assets of the concession in the period, and is fully offset by the line Construction revenue, in the same amount.

Share of profit (loss), net, of associates and joint ventures

In 2023, CEMIG reported a gain by the equity method of R$432 million, compared to R$843 million reported in 2022. This decrease is mainly associated with the following factors that occurred in 2022 and consequently did not occur in 2023: (i) recognition of receivable in the amount of R$161 million, in 2022, related to the payment made by AGPar to FIP Melbourne associated with the Agreement arising from Arbitral Award CCBC-86/2016; and (ii) reversal of provision related to Cemig GT's contractual obligations assumed with the investee Madeira Energia and other shareholders in the amount of R$162 million. Such provision was constituted in 2021, negatively affecting the equity income for that period.

Net finance income (expense)

Net finance expense totaled R$379 million in 2023, compared to net finance expenses of R$1,566 million in 2022. This decrease is mainly associated with the following factors:

(i)
depreciation of the dollar against the Real in 2023, of 7.21%, compared to an depreciation of 6.5% in 2022, generating revenues of R$277 million in 2023 and R$338 million in 2022;
(ii)
the fair value of the financial instrument contracted to protect the risks related to the Eurobonds recorded an expense in 2023, in the amount of R$177 million, compared to the expense in the amount of R$438 million in 2022. The variation is mainly due to the increase in the interest curve in relation to the expected growth in the dollar rate against the Brazilian Real;
(iii)
a decrease in 2023 in net financial expenses with the tax credits monetary update related to PIS/Pasep and Cofins resulting from the exclusion of ICMS from its calculation base, amounting to R$41 million in 2023, compared to R$1,294 million in the previous year. This decrease is due to the monetary updating in the second quarter of 2022 of liabilities relating to the part of tax credits corresponding to the last 10 years, in compliance with the legal requirement for distributors to fully allocate the amounts subject to the repetition of debt to the benefit of consumers.

Income Tax and the Social Contribution

Income tax was an expense of R$1,084 million in 2023, compared to an expense of R$26 million in 2022 and income before income tax and social contribution in 2023 of R$6,851 compared to R$4,120 in 2022, thus the variation identified between the periods is due to calculation of income tax and social contribution for the year, reflecting the main changes explained above.

By segment

Distribution

In 2023 the Distribution segment represented net income of R$1,611 million, compared to R$444 million in 2022, representing an increase of 262.8%. The main variations are presented below:

Net revenue: In 2023 our distribution net revenue was R$23,348 million compared to R$20,919 million in 2022, representing an increase of 11.61%, mainly due to:

•
gross electricity supply revenue was R$21,551 million in 2023 compared to R$20,209 million in 2022, representing an increase of 6.64%. The main impacts on revenue are due to the increase of 4.62% in the volume of energy sold in 2023 compared to 2022;

ANNUAL REPORT AND FORM 20-F | 2023	104

•
revenue from the use of the network - free consumers increase of 19.73% to R$4,448 million, compared to R$3,715 million in 2022 referring to the tariff for the use of the distribution system (TUSD), arising from the charges collected from free consumers on the energy distributed; and
•
taxes and charges on revenue were R$10,053 million in 2023 compared to R$9,442 million in 2022, representing an increase of 6.47%. Complementary Law 194/2022 excluded transmission and distribution charges from the ICMS tax base, however in February 2023, Decree 45,572/2023 added these charges back to the tax base. This led to an increase in the ICMS calculation base and consequently an increase in the taxes and charges levied on revenue. The increase in taxes and charges on revenue is also related to the increase in revenue in the Distribution segment.

The effects of increase in revenue is compensate by CVA and other financial components – recognized in 2023 an expense in the amount of R$213 million, compared to revenue in the amount of R$1,147 million in 2022.

Cost of energy: In 2023, the cost of energy increased by 6.01% to R$12,656 million compared to R$11,938 million in 2022, mainly due to: (i) a 10.83% increase in the electric system usage charges, in the amount of R$3,067 million in 2023, compared to R$2,767 million in 2022; and (ii) an increase of 4.56% in the cost of electricity purchased for resale, in the amount of R$9,589 million in 2023 compared to R$9,171 million in 2022.

Cost of operation: In 2023, the cost of operation was R$8,422 million, compared to R$7,488 million in 2022, representing an increase of 12.49% (or R$935 million), mainly due to: (i) construction costs for assets related to the infrastructure of the electricity distribution concession were R$3,600 million in 2023, compared to R$3,193 million in 2022, representing an increase of 12.75%, mainly due to the greater execution of Cemig D's investment plan in relation to the previous year; and (ii) the operational provisions were R$455 million in 2023 compared to R$398 million in 2022, representing an increase of 14.32%. The main variations that explain this increase are: (i) variation in the provisions for tax contingencies, which were R$97 million in 2023 compared to a net reversal of R$68 million in 2022; and (ii) increase in the net provisions for civil contingencies, which were R$80 million in 2023 compared to R$48 million in 2022.

Transmission

In 2023 the Transmission segment represented a net income of R$465 million, compared to R$350 million in 2022, representing an increase of 32.69%. The net increase in the Transmission segment is mainly driven by a reduction in construction cost, as presented below:

Transmission operation and Maintenance revenue: (i) revenues from construction, reinforcement and improvement of infrastructure were R$241 million in 2023, compared to R$407 million in 2022, a decrease of 40.79%, due, mainly, reflecting the forecast for projects that are in the final stages of execution, resulting in a decrease in the amounts invested in 2023 compared to 2022. In addition, the new projects are in the initial phase, with disbursements associated with the design and definition stages, which have lower costs; and, (ii) decrease of 8.71% in the financial remuneration revenue from the transmission contract assets, which were R$524 million and R$574 million in 2023 and 2022, respectively. This reduction is associated mainly with the IPCA fluctuation, which was 4.62% in fiscal year 2023 compared to 5.78% in 2022, the basis for the contract remuneration.

Construction cost: construction costs were R$172 million in 2023, compared to R$291 million in 2022, a decrease of 40.89%. The reduction reflects the forecast for projects that are in the final stages of execution, resulting in a decrease in the amounts invested in 2023 compared to 2022. In addition, the new projects are in the initial phase, with disbursements associated with the design and definition stages, which have lower costs.

Generation

In 2023 the Generation segment represented net income of R$1,387 million, compared to R$888 million in 2022, representing an increase of 56.19%. This increase is due to (i) the adjustment to the fair value of the financial asset

ANNUAL REPORT AND FORM 20-F | 2023	105

relating to the indemnity to be received from the assets not yet amortized from various Cemig GT plants; and (ii) a decrease of R$182 million (or 81.5%) in the cost of operation, due to a reduction of R$172 million in materials, outsourced services and other expenses.

Trading

In 2023 the Trading segment represented net income of R$959 million, compared to R$684 million in 2022, representing an increase of 40.20%, mainly due to:

Cost with electricity purchased for resale: The cost of electricity purchased for resale was R$6,318 million in 2023, compared to R$6,880 million in 2022, representing a decrease of 8.17%. This variation is primarily attributed to the decrease in contracted capacity in 2023 compared to 2022. Several significant contracts expired in 2022, prompting the procurement of short-term contracts to compensate for the energy short-term market in 2022. However, foreseeing lower prices in 2023, the procurement portfolio was not replenished at the same level as the previous year's contracts.

This was offset by the following factor:

Revenue from energy transactions in CCEE: The net revenue of the commercialization segment was R$7,686 million in 2023, compared to R$7,918 million in 2022, a decrease of 2.93%. This variation results, mainly, from the reduction in the volume of energy purchased and the variation in the portfolio, with the start of the supply of new contracts, impacting on the average sales price.

Gas

In 2023 the Gas segment represented net income of R$596 million, compared to R$481 million in 2022, representing an increase of 23.9%, mainly due to higher gross margin and the increase in operating income, as well as the increase in cash generation, impacted by the gas purchase costs passed on in the tariffs and by the tariff review.

Investees

The results of the associates and jointly controlled subsidiaries and the Holding Company are evaluated as a single segment in line with the Company's business strategies. The Investees segment presented, in 2023, a net income of R$749 million, compared to a loss of R$1,251 million in 2022.

Year Ended December 31, 2022 compared to the Year Ended December 31, 2021

For this discussion, see our annual report on Form 20-F/A for the fiscal year ended December 31, 2022 filed with the SEC on July 27, 2023.

B.
Liquidity and Capital Resources

Net cash from operating activities

Our net cash from operating activities was R$6,646 million in the year ended December 31, 2023, compared to R$6,544 million in the year ended December 31, 2022 (an increase of R$102 million or 1.6%). The increase primarily reflects:

An increase of R$2,203 million in net income, adjusted for the reconciliation of net cash;

A net decrease of R$2,798 million in operating assets, primarily driven by recoverable taxes (R$2,315 million) and in Receivables from customers, traders and concession holders (R$399 million)), partially offset by concession contractual assets and concession financial assets (R$285 million);

A net increase of R$679 million in operating liabilities, primarily due to taxes payable (R$370 million) and regulatory charges (R$242 million);

ANNUAL REPORT AND FORM 20-F | 2023	106

A decrease in Income tax and social contribution tax paid (R$103 million) and interest received (R$37 million), partially offset by (i)an increase in cash inflows from settlement of derivatives instruments (R$105 million), and (ii) an increase in the amount of interest paid on loans and debentures (R$16 million).

Net cash used in investing activities

Our net cash used in investing activities was R$3,969 million in the year ended December 31, 2023, compared to R$3,136 million in the year ended December 31, 2022, due, mainly, to (i) generated from R$3,679 million in investments in contract assets – distribution of gas and energy infrastructure; (ii) generated from R$1,076 million in acquisition of property, plant end equipment; and (iii) investments and redemptions in marketable securities of R$11,238 million and R$12,360 million, respectively.

Net cash used in financing activities

Our net cash used in financing activities was R$2,581 million in the year ended December 31, 2023, compared to R$2,792 million in the year ended December 31, 2022, which is mainly related to R$1,988 million in proceeds from loans and debentures in 2023 (R$1,981 million in 2022), consumption of R$1,823 million in interest on capital and dividends paid in 2023 (R$2,094 in 2022) and payment of loans and debentures in R$2,679 million in 2023 (R$2,613 in 2022).

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

Indebtedness

The Company’s indebtedness from loans and debentures (current and non-current) as of December 31, 2023 was R$9,831 million, which was comprised of R$2,630 million of current debt and R$7,201 million of non-current debt. R$1,854 million was U.S. dollar-denominated and R$7,977 million was denominated in Reais.

The Company’s indebtedness from loans and debentures (current and non-current) as of December 31, 2022 was R$10,579 million, which was comprised of R$955 million of current debt and R$9,624 million of non-current debt. R$3,960 million was U.S. dollar-denominated and R$6,619 million was denominated in Reais.

ANNUAL REPORT AND FORM 20-F | 2023	107

CEMIG’s indebtedness as of December 31, 2023 and 2022, is shown in the following table (in millions of Reais):

	Principal	Annual financial		2023			2022
Financing source	maturity	cost (%)	Currency	Current	Non-current	Total	Total
FOREIGN CURRENCY
Eurobonds (1)	2024	9.25%	US$	1,857	-	1,857	3,975
(-) Transaction costs				(1)	-	(1)	(6)
(±) Interest paid in advance (2)				(2)	-	(2)	(9)

Debt in foreign currency				1,854	-	1,854	3,960
BRAZILIAN CURRENCY
Eletrobrás	2023	UFIR + 6.00% at 8.00%	R$	-	-	-	2
Debt in Brazilian currency				-	-	-	2

Total of loans and financings				1,854	-	1,854	3,962

CEMIG D
Debentures – 3rd Issuance – 3rd Series	2025	IPCA + 5.10%	R$	331	304	635	912
Debentures – 7th Issuance – 1st Series	2024	CDI + 0.45%	R$	271	-	271	815
Debentures – 7th Issuance – 2nd Series	2026	IPCA + 4.10%	R$	3	1,945	1,948	1,865
Debentures – 8th Issuance – 1st Series	2027	CDI + 1.35%	R$	2	500	502	503
Debentures – 8th Issuance – 2nd Series	2029	IPCA + 6.10%	R$	1	529	530	507
Debentures – 9th Issuance – Single Series	2026	CDI + 2.05%	R$	32	2,000	2,032	-
CEMIG GT
Debentures – 9th Issuance – 1st Series	2027	CDI + 1.33%	R$	3	700	703	703
Debentures – 9th Issuance – 2nd Series	2029	IPCA + 7.63%	R$	1	315	316	302
GASMIG
Debentures – 7th Issuance – Single series	2023	CDI + 1.50%	R$	-	-	-	20
Debentures – 8th Issuance – Single series	2031	IPCA + 5.27%	R$	134	958	1,093	1,044
(-) Discount on the issuance of debentures				-	(9)	(9)	(12)
(-) Transaction costs				(3)	(42)	(45)	(42)

Total, debentures				776	7,201	7,977	6,617

Total				2,630	7,201	9,831	10,579

(1)
In December 2023, Cemig GT concluded a partial redemption of its Eurobonds, in the principal amount of US$ 375 million (US$ 244 million repurchased in December 2022 and US$ 500 million repurchased in August 2021). See Note 22 to our consolidated financial statements.
(2)
Accrued interest to reach the rate of return until maturity (Yield to Maturity) agreed in the Eurobonds contract.

In June 2023, Cemig D concluded its 9th debentures issuance, not convertible into shares, in the amount of R$2.0 billion, in a single series. This issuance has a 3-year term with amortizations in the second and third years and pays CDI plus 2.05% per year interest, based on 252 working days. The total net funds raised were related to cash flow reinforcement, including investments reimbursement.

Cemig GT’s repurchases and redemption of Eurobonds

Cemig GT has engaged in two tender offers and a redemption to reduce the outstanding balance of its Eurobonds. In August 2021, Cemig GT did a tender offer to repurchase US$500 million and in December 2022 Cemig GT did a tender offer to repurchase US$244 million of its Eurobonds. In December 2023, Cemig GT redeemed US$375 million of its Eurobonds, totaling US$1,119 million repurchased. This reduced the principal amount of Eurobonds outstanding to US$381 million, which mature in 2024.

ANNUAL REPORT AND FORM 20-F | 2023	108

CEMIG Financing Guarantees

CEMIG has provided total financing guarantees for R$9,831 million on loans and debentures, as of December 31, 2023 and R$10,581 million as of December, 31, 2022 as follows (in millions of Brazilian Reais):

	2023	2022
Promissory notes and Sureties	2,489	4,871
Guarantees and Receivables	2,208	2,663
Corporate Guarantees	4,059	1,998
Receivables	-	2
Unsecured	1,075	1,047

TOTAL	9,831	10,581

Restricted Covenant Clauses

The Company has contracts with covenants related to financial ratios, as follows:

Title - Security	Covenant	Ratio required - Issuer	Ratio required Cemig (guarantor)	Compliance required
Eurobonds CEMIG GT (1)	Net debt / Adjusted Ebitda for the Covenant (3)	2.5 or less	3.0 or less	Semi-annual and annual
3rd, 7th, 8th and 9th Debentures Issuance CEMIG D	Net debt / Adjusted Ebitda	3.5 or less	3.0 or less	Semi-annual and annual
	General indebtedness (Total liabilities/Total assets)	Less than 0.6	-	Annual
Gasmig Debentures (2)	Ebitda / Debt servicing	1.3 or more	-	Annual
	Ebitda / Net finance results	2.5 or more	-	Annual
	Net debt / Ebitda	2.5 or less	-	Annual
8th Debentures Issuance Gasmig	Ebitda/Debt servicing	1.3 or more	-	Annual
9th Debenture Issue CEMIG GT (3)	Net debt / Adjusted Ebitda	3.5 or less	3.0 from Dec. 31, 2022 to June 30, 2026 and 3.5 from Dec. 31, 2026 onwards	Semi-annual and annual

(1)
Adjusted Ebitda corresponds to earnings before interest, income taxes and social contribution on net income, depreciation and amortization, calculated in accordance with CVM Resolution 156, dated June 23, 2022, from which non-operating income, any credits and non-cash gains that increase net income are subtracted, to the extent that they are non-recurring, and any cash payments made on a consolidated basis during such period in respect of non-cash charges that were added back in the determination of Ebitda in any prior period, and increased by non-cash expenses and non-cash charges, to the extent that they are non-recurring.
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

The Company is compliant with all covenants as of December 31, 2023.

C.
Research and Development, Patents and Licenses, etc.

We dedicate ourselves to projects that use technological advances not only in energy systems, but also in all fields related to energy, such as development of environmental control, storage energy systems, performance of energy systems and safety optimization. CEMIG invested R$33 million in research projects and Development (‘R&D’) in 2023. This included 16 R&D projects, in several different areas., Some highlights include:

•
Developing of synergic networks applied to distribution network;
•
Development of a methodology for evaluating urban trees of falling risk, using ground penetrating radar (GPR);

ANNUAL REPORT AND FORM 20-F | 2023	109

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

As to the question of reliability of supply of energy, the structural capacity of the system is adequate to meet the market’s needs for consumption of energy, and the expansion of generation and transmission capacity currently in development will be able to meet the expected demand for consumption from the market. Rates of growth of energy consumption in Brazil in recent years have been 4.0% (2020-2021) (in part due to recovery from the COVID-19 pandemic); 0.8% (2021-2022) (due to low average temperatures throughout the year and the increase in distributed generation) and 5.28% (2022-2023) (due to a higher average temperatures and a greater economic growth). The Brazilian Federal Government has been successful with the ‘new supply’ auctions starting in 2005 which have made possible the construction of new projects such as the Santo Antônio hydroelectric plant (3,150 MW) and the Jirau hydroelectric plant (3,750 MW), on the Madeira River; the Belo Monte plant (11,233 MW) on the Xingu River; and the Teles Pires plant (1,820 MW) on the Teles Pires River, in accordance with the needs of the distributors for acquisition of energy.

Regarding capital expenditures, for 2024 we plan to make capital investments in relation to our fixed assets in the amount of R$5,345 million, corresponding to our basic program. We expect to allocate these expenditures primarily to the expansion of our distribution system. For more details see item 4 ‘Capital Expenditures’.

Commitments

Option contracts were signed between Cemig GT and the private pension entities that participate in the investment structure of SAAG (comprising FIP Melbourne, Parma Participações S.A. and FIP Malbec, jointly, ‘the Investment Structure’), giving those entities the right to sell units in the Funds that comprise the Investment Structure, at the option of the Funds, in the 84th (eighty-fourth) month from June 2014. The provision of the exercise price of the Put Options will correspond to the amount invested by each private pension plan in the Investment Structure, updated pro rata temporis by the Expanded National Customer Price (IPCA) index published by the IBGE, plus interest at 7% per year, less such dividends and Interest on Equity as shall have been paid by SAAG to the pension plan entities. This option was considered to be a derivative instrument until the early exercise of the option, of accounted at fair value through profit and loss, measured using the Black-Scholes-Merton ('BSM') model. For more details, see Notes 31 and 34 to our consolidated financial statements.

CEMIG and its subsidiaries have commitments that include acquisition of energy from Itaipu, acquisition of energy at auctions, physical quota guarantees and other commitments, as follows as of December 31, 2023: (in millions of Reais):

ANNUAL REPORT AND FORM 20-F | 2023	110

	2024	2025	2026	2027	2028	2029 onwards	Total
Purchase of energy from Itaipu	1,096	1,096	1,096	1,096	1,096	20,827	26,307
Purchase of energy – auctions	4,661	4,099	4,218	4,342	4,575	61,220	83,115
Purchase of energy – ‘bilateral contracts’	491	319	99	20	—	—	929
Quotas of Angra 1 and Angra 2	384	383	383	385	386	7,225	9,146
Transport of energy from Itaipu	248	258	266	274	251	4,555	5,852
Other energy purchase contracts	5,431	5,009	4,285	4,071	2,814	25,999	47,609
Physical quota guarantees	834	738	659	581	581	10,699	14,092

Total	13,145	11,902	11,006	10,769	9,703	130,525	187,050

CEMIG and its subsidiaries have loans and debentures, by currency and index, with the respective amortization, as follows: (in millions of Reais):

	2024	2025	2026	2027	2028	2029 onwards	Total
Currency
US dollar	1,857	—	—	—	—	—	1,857

Total, currency denominated	1,857	—	—	—	—	—	1,857
Index
IPCA (1)	470	1,397	1,099	132	403	1,021	4,522
CDI (3)	308	1,233	1,233	733	—	—	3,507
Total by index	778	2,630	2,332	865	403	1,021	8,029
(-) Transaction costs	(4)	(9)	(9)	(4)	(7)	(13)	(46)
(±) Interest paid in advance	(2)	—	—	—	—	—	(2)
(-) Discount	—	(4)	(4)	—	—	—	(8)

Overall total	2,629	2,617	2,319	861	396	1,008	9,830

(1)
Expanded National Customer Price (IPCA) Index,
(2)
Fiscal Reference Unit (Ufir / RGR)
(3)
CDI: Interbank Rate for Certificates of Deposit,

CEMIG and its subsidiaries have contracts containing a lease that are, in their majority, indexed to the IPCA inflation index on an annual basis. Below is an analysis of maturity of lease contracts:

Years	(R$ million)	Consolidated (nominal)
2024		80
2025		90
2026		79
2027		67
2028		34
2029 to 2048		538

Undiscounted values		888

Embedded interest		(455)

Lease liabilities		433

E.
Critical Accounting Estimates

For this discussion, see our audited consolidated financial statements included elsewhere in this annual report.

ANNUAL REPORT AND FORM 20-F | 2023	111

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
d)
In any event, the majority of members shall be elected by the controlling shareholder of the Company.

Composition of the Board of Directors:

Board of Directors
Nomination	Position	Date of first appointment
Márcio Luiz Simões Utsch (1)	Chair	March 25, 2019
Vacant	Member	n/a
Marcus Leonardo Silberman (1)	Member	Feb 25, 2022
José Reinaldo Magalhães (1)	Member	March 25, 2019
Afonso Henriques Moreira Santos (1)	Member	July 31, 2020
Ricardo Menin Gaertner (1)	Member	April 29, 2022
Aloísio Macário Ferreira de Souza (3)	Member	September 29, 2022
Roger Daniel Versieux (2)	Member	April 29, 2022
José João Abdalla Filho (2)	Member	April 02, 2019
Vacant	Member	n/a
Anderson Rodrigues (4)	Member	April 29, 2022
(1)
Elected by State of Minas Gerais and other shareholders.
(2)
Elected by minority shareholders.
(3)
Appointed by the holders of the preferred shares.
(4)
Elected by a representative of the employees.

ANNUAL REPORT AND FORM 20-F | 2023	112

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

Roger Daniel Versieux was born in 1975. Lawyer over 21 years specialized in litigation and consulting in corporate and public matters, in connection with administrative, environmental, tax, economic criminal law, particularly, in sectors of mining, infrastructure and labor unions. Legal advisor of Empresa de Assistência Técnica e extensão Rural de Minas Gerais - EMATER-MG from 2005 to 2008, specialized in Public Law, with emphasis on public bidding, management in

ANNUAL REPORT AND FORM 20-F | 2023	113

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

Significant criminal proceedings involving member of the Board of Directors

Mr. José João Abdalla Filho, a member of the Company’s Board of Directors, is defendant in a criminal action before the 2nd Federal Criminal Court of Rio de Janeiro, accused of the crime of tax evasion, for alleged omission of information in his 2010 income tax return. On August 3, 2020, the Court gave judgment “ruling the criminal action to be extinct, without decision on the merit, due to recognition of absence of process, namely, absence of correct, and consequently valid, constitution of the tax claim”. The Federal Public Attorneys then filed an appeal, and the decision of the regional Federal Appeal Court of the 2nd Region was recently confirmed.

In another criminal action, before the first Federal Court of Araçatuba (Judiciary of São Paulo State), Mr. Abdalla Filho is accused of the crime of tax evasion, for alleged false declaration of the totality of his revenues, and omission of revenues in a company in which he was CEO, majority shareholder and manager during the years 2006–2008, 2010 and 2011. In preliminary defense, Mr. Abdalla stated the view that the accusation should be rejected, due to the case being null in its entirety, and that on the merit, the accusation is without grounds, and a ruling of complete acquittal should be given. The procedural questions have been resolved, submissions have been made, and hearings for pre-trial and judgment have been scheduled for June 2024. A third criminal action, also related to tax evasion, was presented in the first Federal Court of Americana – (Judiciary of São Paulo State). The Federal Public Attorneys allege omission of information, false declaration to the tax authorities, and attempt to defraud tax inspection. The case involves more than one company chaired and managed by Mr. Abdalla. Following preliminary defense, Mr. Abdalla is of the view that the accusation should be rejected, that the case is null in its entirety, and that on the merit the accusation is invalid, and a ruling of complete acquittal should be given. The procedural questions having been dealt with, a decision for acquittal was given in the court of first instance. On appeal, a court of second instance handed down a conviction, but this has recently been suspended by the Higher Common Justice Appeal Court (Superior Tribunal de Justiça – STJ).

In addition, the Federal Public Attorneys recently filed an Action for Misconduct in Public Office with the 9th Civil Federal Court of the 3rd Region (Judiciary of São Paulo State), alleging that Mr. José João Abdalla Filho, controlling stockholder of Agro Imobiliária Avanhandava S.A., caused or collaborated in the commission of acts of administrative improbity, or benefited from such acts. According to information supplied by Mr. Abdalla’s lawyer, on April 23, 2024, the Federal Public Attorneys requested his conviction with an order to pay R$280,000 (two hundred and eighty thousand Reais), which has been deposited in escrow with the court. The case is still in the initial phase.

Executive Board

The Executive Board comprises seven Executive Officers, who may be shareholders, resident in Brazil, elected by the Board of Directors for a period of two years, subject to the requirements of the applicable legislation and regulations.

ANNUAL REPORT AND FORM 20-F | 2023	114

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

The following are the names, positions and dates of first appointment of the Members of the Executive Board:

Executive Board
Chief Officer	Nomination	Date of initial appointment
Chief Executive Officer – CEO	Reynaldo Passanezi Filho	January 13, 2020
Vice President of Trading	Dimas Costa	September 1, 2016
Vice President of Distribution	Marney Tadeu Antunes	January 5, 2021
Vice President of Generation and Transmission	Thadeu Carneiro da Silva	July 16, 2021
Vice President of Equity Holdings	Marco da Camino Ancona Lopez Soligo	May 2, 2022
Chief Officer for Finance and Investor Relations	Leonardo George de Magalhães	March 20, 2020
Vice President of Legal Affairs	Cristiana Maria Fortini Pinto e Silva	March 08, 2023

Reynaldo Passanezi Filho, born in 1965, and is a graduate of the Senior Executive Program, the principal course in the Stanford University Graduate School of Business (July-August 2018). He attended the CEO course of the Getúlio Vargas Foundation in Entrepreneurial Management from March 2015 to July 2017; has a doctorate in economics from São Paulo University, 1995-2000; a master’s degree in economics from the University of Campinas, 1987-92, with distinction, for his dissertation in Industrial Organization on the subject ‘Financial Solutions and Privatization for Brazilian Steel’; a degree in economics from São Paulo University, 1983-86 (sixth-placed in the University Entrance examination); and a degree in Law from the Pontifícia Universidade Católica of São Paulo, 1983-89. He is a member of the Brazilian Bar Association (OAB). He has wide experience in positions of senior leadership in the private sector, the financial sector, and the public sector; excellence in strategy and management, with a track record of success in privatizations, restructurings and growth; and solid qualification in finance and mergers and acquisitions, with profound knowledge of Latin America and infrastructure, especially electricity.

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

ANNUAL REPORT AND FORM 20-F | 2023	115

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

Thadeu Carneiro da Silva, born in 1982 and holds a degree in Mechanic Engineering and a post-graduate degree in Commissioning Engineering. He also holds a certification PMP, a master´s degree in Energy and a doctorate in Energy (in progress). He has over 17 years of experience in the energy sector and currently holds a position as chief executive officer of various energy companies such as Costa Oeste Transmissora de Energia S.A, Cutia Empreendimentos Eolicos S.A and Marumbi Transmissora de Energia S.A.

Marco da Camino Ancona Lopez Soligo, born in 1968 and holds a degree in economics from USP (‘Universidade de São Paulo’), MBA in Administration and Management, with emphasis in Marketing, from Université Catholique de Louvain, and Specialization in Social Law. He has over 25 years of experience in Brazilian energy companies, including 3 years as a CEO, and 16 years in corporate, financial and governance departments; and 9 years in credit, corporate, equity research and financial modeling in national and international investment banks (in Brazil, the United States and Europe). He has served as CEO and CFO of companies with shares listed on the São Paulo stock exchange (‘B3’). He has: (i) significant experience in privatizations, M&A, controllership and financial planning, debt restructuring, corporate governance, risk and internal controls, and equity investment; and (ii) a solid additional academic background, with published books and literary reviews, and proficiency in five languages (Portuguese, English, French, Spanish and Italian).

Leonardo George de Magalhães has a degree in accounting and has been an employee of CEMIG for more than 30 years. Since 2008, he has worked in the Controller’s Department, with numerous executive responsibilities in the Finance Department including accounting, tax planning, financial planning, budget, valuation of investments, cash management and forecasting of results.

Cristiana Maria Fortini Pinto e Silva holds a degree in Law from the Federal University of Minas Gerais (1995) and a Ph.D. in Law from the Federal University of Minas Gerais (2003). Professor in the Masters, Doctorate, and Undergraduate Programs of the Law School of UFMG. Professor at Faculdade Milton Campos. Visiting Scholar at the George Washington University. Visiting Professor at the University of Pisa. President of the Brazilian Institute of Administrative Law (IBDA). She is currently a representative of MG at the Brazilian Institute of Sanctioning Law (IDASAN) and a Director of the Brazilian Institute of Infrastructure Studies (IBEJI) in Minas Gerais. Member of the panel of arbitrators/mediators - Panel of Mediators and Arbitrators of the Brazilian Center for Economic Disputes. Editor-in-chief of Rbep, Brazilian Journal of Political Studies at the Federal University of Minas Gerais. Columnist for Conjur. She was President of the Public-Private Partnerships Committee of OAB/MG (Bar Association of MG). She was President of the Administrative Law Committee of OAB/MG. She was President of the Minas Gerais Institute of Administrative Law (IMDA) and a Director of the Brazilian Institute of Administrative Law (IBDA). She was a Deputy Attorney General of Belo Horizonte. She was Controller General of Belo Horizonte.

B.
Compensation

Compensation of Members of the Board of Directors and Executive Board

The total costs of key personnel, comprising the Executive Board, the Fiscal Council, the Audit Committee and the Board of Directors in 2023, 2022 and 2021, are within the limits approved at a General Shareholders’ Meeting, and the effects on the income statements of the years ended, are as follows:

ANNUAL REPORT AND FORM 20-F | 2023	116

(in millions of Reais)	2023	2022	2021
Remuneration	29	29	28
Profit sharing (reversal)	7	6	4
Assistance benefits	2	2	2

Total	38	37	34

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

The current members of the Fiscal Council and their alternate members, whose terms expire at the Annual General Meeting of Shareholders to be held in 2024, are as follows:

Name	Position	Date of initial appointment
Carlos Roberto de Albuquerque Sá (1)	Chair	April 29, 2024
Carlos Alberto Arruda de Oliveira (1)	Alternate member	April 29, 2024
Pedro Bruno Barros de Souza (1)	Member	December 11, 2023
Rodrigo Rodrigues Tavares (1)	Alternate member	December 15, 2023
Lucas Vasconcelos Gonzalez (1)	Member	December 11, 2023
Luiz Fernando Medeiros Moreira (1)	Alternate member	December 11, 2023
Michele da Silva Gonsales Torres (2)	Member	July 31, 2020
Paulo Roberto Bellentani Brandão (2)	Alternate member	April 29, 2024
João Vicente Silva Machado (3)	Member	April 29, 2022
Ricardo José Martins Gimenez (3)	Alternate member	April 29, 2022
(1)
Appointed by State of Minas Gerais (as the controlling shareholder).
(2)
Appointed by the holders of the preferred shares.
(3)
Appointed by the minority of the holders of voting shares.

Below is a brief biography of each member of our Fiscal Council:

Carlos Roberto de Albuquerque Sá, born in Rio de Janeiro, member of the Fiscal Council of the Itaú/Unibanco Holding (April/2016, until March/2019); Fiscal Advisor at Banco do Brasil (2014 and 2015); Board Member and President of

ANNUAL REPORT AND FORM 20-F | 2023	117

CoAud at Caixa Econômica Federal (June/2020 to January/2023); Member of the Fiscal Council of Marfrig Global Foods (April/2016 to March/2019); Coordinator of the Audit Committee of M.Dias Branco S.A. (2018 until November/2021); Coordinator of the Audit Committee of Lojas Marisa (April/2011 to April/2021); Member of the Audit Committee of Mobly S.A. (2021 until April/2023); Substitute Fiscal Councilor at CEMIG (April/2018 until April/2022); Tax Advisor at Hapvida (April/2022 to April/2023); Coordinator of the Audit Committee of Camil Alimentos S.A. (April/2018 to present); Advisory Advisor at Agrofoods/Polifrigor. (2021 to present); Caixa Seguridade Audit Committee (SX6) (September/2022 to December/2023); Board Member and Coordinator of the Audit Committee at São Paulo Metro (April/2023 to present).

Carlos Alberto Arruda de Oliveira. Previous experience: FAPEMIG – Minas Gerais Support Foundation, Brazil. Industry of activity: Promotion of science, technology and innovation. 2023 President; CFEG – Cambridge Family Enterprise Group, Brazil. Industry of activity: governance consultancy, succession of family businesses. 2021 - 2023 Associate Consultant; Dom Cabral Foundation, Brazil. Industry of activity: executive education. 2022 Associate Professor of Innovation and Competitiveness; 2001 - 2021 Professor of Innovation and Competitiveness; 2004 - 2021 Executive Director of the Innovation and Entrepreneurship Center; 2018 - 2023 Director of PGA FDC & INSEAD; 2012 - 2015 Deputy Director of Partnerships; 2009 - 2013 Executive Director of the International Council; 2001 - 2008 Director of Research and Development and international relations; 1996 - 1998 Director of the MBA Program; 1994 - 1998 Professor of Internationalization and Competitiveness International Trade Center UNCTAD & WTO, Switzerland. Industry: International agency dedicated to the development of international trade in less developed countries 1998 - 2001 Senior Training Officer; Australia Graduate School of Management UNSW, Australia. Industry of activity: higher education 1993 - 1993 Visiting Professor; ENGECOL Ltda, Brazil. Industry of activity: accounting and financial consultancy for small and medium-sized companies 1983 - 1988 Founding partner and executive director; Paulo Abib Engenharia / VALE, Brazil. Industry of activity: engineering projects for the mining sector 1980 - 1983 Project Engineer.

Pedro Bruno Barros de Souza, National Bank for Economic and Social Development - BNDES (Public Administration - Financial Sector) - Superintendent of Partnerships in Social Infrastructure and Environmental Services (Apr/2022 to Feb/2023); Superintendent of Government and Institutional Relations (Aug/2019 to Apr/2022); and, Presidency of the Republic (Public Administration) - Investment Partnership Program - PPI - Secretary for Coordination of Energy, Mining and Airports, Secretary for Public Policy Articulation, Program Director (2016- 2019).

Rodrigo Rodrigues Tavares, born in 1985, is General Director of the Department of Roads and Highways of Minas Gerais - DER/MG (08/2022 - current); Advisor to the Director of the Department of Roads and Highways of Minas Gerais - DER/MG (04/2022 to 08/2022); Advisor to the Presidency of the Mineral Resources Company - CPRM - Brazilian Geological Service (11/2017 to 06/2019); CPRM Development Manager - Brazilian Geological Service (04/2016 to 05/2017).

Lucas de Vasconcelos Gonzales, Advisory Advisor at Grupo Transpes, Betim (February 2020 - Present); Federal Deputy at the National Congress, Brasília (February 2019 - January 2023); Chief Operating Officer - COO at Grupo Transpes, Betim (August 2013 - March 2018); Operational Supervisor at Transpes Group, Betim (February 2011 - July 2013).

Luiz Fernando Medeiros Moreira, Fiscal Councilor of the Minas Gerais Gas Company – GASMIG (June-Current); Deputy Director of Compliance, Corporate Risks and Internal Controls at Companhia Energética de Minas Gerais – CEMIG (October 2019 to June 2023); General Director (CEO) of STOLA do Brasil LTDA. (December 2018 – September 2019); Financial Administrative Director of STOLA do Brasil LTDA. (April 2016 – November 2018).

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

ANNUAL REPORT AND FORM 20-F | 2023	118

Council of Cemig from 2018-2019 and was re-elected in 2020 and 2022. In 2020-2021 she was a member of the Audit Board of Light S.A.

Paulo Roberto Bellentani Brandão. Previous experience: Mesquita Pereira Advogados – Law Firm (November 2001 to May 2018); Member of the Capital Market Committee of IBGC – Brazilian Institute of Corporate Governance. Currently Corporate Lawyer – Partner at Alves Ferreira & Mesquita Sociedade de Advogados – law firm recognized for its work in the Capital Markets and various corporate operations. Extensive knowledge of CVM – Securities Commission rules. Work on Fiscal Councils of large companies. Graduated in Law from Universidade Paulista – UNIP, postgraduate from Fundação Getúlio Vargas - GV Law in Business Structures and Operations, class of 2018. GV Law Capital Markets Course, class of 2012. Member of the Communication and Capital Markets Committee from IBGC – Brazilian Institute of Corporate Governance. Full Member of the Fiscal Council – AES BRASIL (2019 – 2020); Substitute Member of the Fiscal Council – CSN (2021 – 2022); Full Member of the Fiscal Council - Usiminas (2022 – 2023); Alternate Member of the Fiscal Council - Forjas Taurus (2023 – 2024); Substitute Member of the Fiscal Council - Eletrobrás (2023 – 2024); Alternate Member of the Fiscal Council – Brasken (2023 – 2024).

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

ANNUAL REPORT AND FORM 20-F | 2023	119

The Audit Committee may exercise its duties and responsibilities in relation to such wholly owned and other subsidiaries of the Company as adopt the structure of joint sharing of an Audit Committee.

Name	Position
Roberto Tommasetti	Member/Financial specialist
Roberto Cesar Guindalini	Member
Pedro Carlos de Mello	Coordinator

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

Roberto Cesar Guindalini, born in 1964, has a degree in Accounting Sciences. Chief Financial Officer of Kallan Calçados Ltda, in Sao Paulo-SP - October / 2021 – currently. Responsible for the areas of Treasury, Corporate Accounting and management, Tax, Loss Prevention, Expansion and Facilities; Alpargatas S/A - General Audit Manager - Sao Paulo-SP (01/2010 - 04/2020), responsible for managing the internal audit area in operations of the Company (Brazil, Argentina, USA and Europe).

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

D.
Employees

On December 31, 2023, we had 4,917 employees at CEMIG, CEMIG D and CEMIG GT, of which 201 were management level. On December 31, 2022, we had 4,969 employees at CEMIG, CEMIG D and CEMIG GT, of which 192 were management level and 10 were contracted to provide temporary outsourced services. As of December 31, 2021, we had 5,025 employees at CEMIG, CEMIG D and CEMIG GT, of which 190 were management level and 52 were contracted to provide temporary outsourced services.

This table presents the breakdown of our employees by type on those dates:

Number of Employees as of December 31	2023 (1)	2022 (2)	2021 (3)
Managers	201	192	190
Professional staff	1,063	1,139	1,113
Operational technical staff and office employees	3,653	3,638	3,722

Total	4,917	4,969	5,025

(1)
In 2023, 228 employees were hired and 278 left CEMIG.

ANNUAL REPORT AND FORM 20-F | 2023	120

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

Negotiations between the Company and the Unions for the 2023/2025 Collective Work Agreements were concluded with effective from November 1, 2023 to May 31, 2025.

In the 2023/2025 collective work agreement, the company and the unions agreed on a readjustment of the economic benefits to ensure the replacement of losses resulting from inflation in the period, with an adjustment of 4.14%, which corresponds to the full inflationary index accumulated in the last 12 months before the base date, in addition to ensuring the correction of salaries and benefits.

The agreement reaffirmed benefits as: setting of a ceiling for grant of financial help for training in technical or graduation courses; advance of the first installment of the annual 13th salary payment; assistance benefits; release of union leaders and provisional job stability; and funds for grant of salary alterations in accordance with the Position, Careers and Remuneration Plan (Plano de Cargos, Carreiras e Remuneração, or ‘PCCR’).

There was the introduction of a new benefit: hybrid work regime for employees who perform administrative activities, which consists of the combination of face-to-face and remote modalities, for people with disabilities, with serious illnesses, pregnant and breastfeeding women.

Flexibility in the meal/rest break is also a new benefit included in this collective agreement, which allows the fulfillment of at least 30 minutes of break, under the terms of current labor legislation.

In health and safety in the workplace, the employees have the following benefits guaranteed: regulated Internal Accident Prevention Committees (Comissões Internas de Prevenção de Acidentes, or ‘CIPAs’), with participation by the unions; medical health inventory; inspection of contractors as to their work safety; and notification of serious or fatal accidents.During the 2023/2025 ACT’s negotiations, a 10-day stoppage occurred with the participation of about 0.33% of employees. In the event of strikes, CEMIG has an Operational Emergency Committee, created with the basic objective of establishing a Contingency Plan to maintain our essential services; CEMIG has an Operational Contingency Committee aimed at setting forth a Contingency Plan for continuation of its essential services.

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

The current Careers and Remuneration Plan was put in place in June 2022 aiming to provide the company with the instruments of compensation considered to be necessary to maintain an equitable and competitive payment structure and establish criteria for personnel movement between areas of the company and promotions.

ANNUAL REPORT AND FORM 20-F | 2023	121

The following table presents the monthly average base salary and monthly average total compensation, by job category of CEMIG, as of December 31, 2023:

December 31, 2023 (R$)	Average monthly base salary	Average monthly compensation
Managers	24,529.21	38,029.55
Professional staff	13,637.73	16,072.64
Operational technical staff and office employees	6,357.17	9,615.26

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

In 2023 the collective agreement for distribution of profits or results established a maximum payment by multiple salaries, covering in the program all its employees, including managerial positions. To qualify to receive this portion, Cemig monitors and calculates a basket of corporate indicators and specific indicators for each area, linked to the challenges of the business and the economic and financial sustainability of the company.

The calculation of the profit-sharing distribution will be based on the Result of Indicators, and the payment will be made 100% in proportion to the individual remuneration of each employee among all the employees represented by the signatory entities of the referred agreement.

The basket of indicators for 2023 contains 6 corporate indicators and 3 to 4 specific indicators, according to the specificities of each area.

Benefits

CEMIG provides its employees a range of benefits, such as reimbursement of disability-related expenses of employees and/or their dependents, funeral assistance in the event of death of an employee or of his or her direct dependents, and payment of part of the employee’s contribution to the complementary pension plan. In 2023, a total of R$176 million was paid in employee benefits, comprising R$82 million in contributions to the pension plan and R$94 million in assistance benefits.

Voluntary Dismissal Programs

In December 2022 , the Company approved the Voluntary Dismissal Program for 2023 (‘2023 PDVP’). All the employees were eligible to join the program.

The program has provided the payment of severance funds: amounts proportional to the balance of salaries, vacation, vacation gratuity, special gratification and 13th salary. In order to make the program more attractive, the company awarded an additional award as shown in the table below:

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

The Program has reached 154 employees and the Company expects to save R$ 37.2 million per year.

ANNUAL REPORT AND FORM 20-F | 2023	122

Health and Safety

As a result of the various initiatives and programs from CEMIG, focused on health and safety at work, accident indicators have shown a significant reduction over the last years.

The corporate indicator Frequency Rate of Work-Related Injuries with Absence (‘TFA’) of the workforce, reached 1.13 accidents per million hours worked in December 2023, one of the best results achieved by the Company in the last eight years. It represents a decrease of 23.6% towards the rate achieved in 2022 (1.48) and 3.4% comparing to the result in 2021 (1.17). The TFA in 2023 was 1.8% above the limit of 1.11 set by the Company.

In 2023 the Company had its workforce (working simultaneously) increase 10.0% compared to 2022 due to the end of the DDP cycle - Distribution Development Plan. The peak of employees working simultaneously in 2023 was 31,270 persons compared to 28,435 in 2022.

E.
Share Ownership

None of our directors or executive officers owns, on an individual basis, 1% or more of our common shares or preferred shares (including ADSs representing common shares or preferred shares) or of our total equity share capital.

F.
Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

ANNUAL REPORT AND FORM 20-F | 2023	123

Item 7. Major shareholders and related party transactions

A.
Major Shareholders

On March 31, 2024, the government of the State of Minas Gerais was the holder, directly and indirectly of 375,031,302 common shares, or 50.97% of CEMIG’s shares carrying the right to vote. As of the same date, FIA Dinâmica Energia, our second largest shareholder, held 236,373,892 common shares, or 32.12% of that class of shares, and 115,106,154 preferred shares, or 7.75% of that class of shares.

The table below provides information about ownership of the common and preferred shares in CEMIG as of March 31, 2024:

Shareholder	Common Shares	% of the Class	Preferred Shares	% of the Class
Minas Gerais State Government (1)	375,031,302	50.97%	35,566,346	2.43%
FIA Dinâmica Energia Fund	236,373,892	32.12%	115,106,154	7.85%
BNDES Participações S/A – BNDESPar	82,007,784	11.14%	—	0.00%
BlackRock	—		217,550,174	14.84%
Total of all members of Board of Directors, Executive Board and Fiscal Council	14,947	0.00%	144,574	0.01%
Others	42,419,597	5.76%	1,096,309,754	74.81%
Total shares	735,847,522	100.00%	1,464,677,002	99.94%
Shares in treasury	102	0.00%	846,062	0.06%
Total shares issued	735,847,624	100.00%	1,465,523,064	100.00%

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

As of March 31, 2024, CEMIG had 1 registered holder of common shares represented by ADRs who were registered in the United States, holding a total of 907,073 common shares; and 12 registered holders of preferred shares represented by ADRs who were registered in the United States, holding a total of 192,886,535 preferred shares.

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

On April 10, 2023, BlackRock, Inc. (“BlackRock”) notified us that on April 4, 2023, it increased its holding of shares of CEMIG to 10.015% of the Company's total capital. On August 16, 2023, BlackRock notified us it has decreased its holding of shares of CEMIG to 9.88% of the Company's total capital, of which 198,345,419 preferred shares and 19,204,755 American Depositary Receipts (‘ADRs’), representing 19,204,755 preferred shares, totaling 217,550,174

ANNUAL REPORT AND FORM 20-F | 2023	124

preferred shares, representing 14.84% of the total preferred shares issued by the Company, and 12,662,091 derivative financial instruments referenced to preferred shares with a financial settlement, accounting for approximately 0.86% of the total preferred shares issued by the Company.

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

Inflation advances against Future Capital Increase (‘AFAC’), which were returned to the State of Minas Gerais. These receivables have a guarantee in the form of CEMIG´s right to retain dividends and Interest on Equity otherwise payable to the State (in proportion to the State’s equity interest in the Company), for as long as any payments are overdue or in default. The balance receivable on December 31, 2023 and 2022 was R$13 million;

Transactions in energy between generators and distributors were made in auctions organized by the Federal Government; transactions for transport of energy, made by transmission companies, arise from the centralized operation of the National Grid carried out by the National System Operator (‘ONS’);

Contract to provide plant operation and maintenance services related to transmission services;

Legal actions realized and legal actions provisioned arising from the agreement made between Aliança Geração (jointly controlled entity), Vale S.A. (company which we have joint ventures in common) and CEMIG. The action is provisioned in the amount of R$166 million (R$156 million on December 31, 2022), of which Cemig’s portion is R$58 million (R$55 million on December 31, 2022);

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

Rental of the Company’s administrative head offices from Forluz (the employee pension fund), in effect up to August 2024 (able to be extended every five years, up to 2034), with annual inflation adjustment by the IPCA index and price reviewed every 60 months. On September 19, 2023, the lease contract was adjusted upward by 4.61%, corresponding to accumulated IPCA inflation over the prior 12 months;

Post-employment obligations relating to the employees’ health and dental plan (CEMIG Saúde). (See Note 24 to the consolidated financial statements);

ANNUAL REPORT AND FORM 20-F | 2023	125

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

Regulatory Matters

CEMIG and CEMIG D are parties in lawsuits arising from clauses of energy supply contracts for public lighting, signed with various municipalities in the concession area. These actions request restitution of a portion of amounts charged in the last 20 years, in the event that the courts recognize that these amounts were unduly charged. The proceedings are based on an alleged mistake by CEMIG in the estimate of time used for the calculation of the consumption of energy by public lighting paid for by the Public Lighting Contribution (Contribuição de Iluminação Pública, or ‘CIP‘). On December 31, 2023, the amount involved in these actions was R$1.6 billion, and the probability of loss were assessed as ‘possible’, since, although the case law is amply in favor of CEMIG, it has not been definitively consolidated.

CEMIG GT filed an application to be included a joint defendant in a lawsuit brought by AES Sul against ANEEL, seeking annulment of ANEEL Dispatch No. 288/2002, which set the guidelines for interpretation of ANEEL Resolution No. 290/2000, and thus changed the condition of AES Sul Distribuidora, from creditor to debtor of the Wholesale Energy Market (Mercado Atacadista de Energia, or ‘MAE’), predecessor of the present CCEE. CEMIG GT obtained an interim decision to suspend the deposit that had been ordered in favor of AES, determined in the process of financial settlement, for the historic amount. The application to be joined as a party was granted and CEMIG GT is a co-litigant with Centrais Elétricas de Santa Catarina S.A. (‘CELESC’) in the principal case (‘Ordinary Action’), resulting in CEMIG D being able to present petitions and appeals in that action if necessary. A Special Appeal was filed against the decision allowing for CEMIG D’s joinder before the Superior Court of Justice (Superior Tribunal de Justiça, or ‘STJ’), which awaits judgment. This appeal does not prevent CEMIG GT from acting in the case to which it was admitted. Judgment at first instance was given against said Ordinary Action, and AES filed an appeal, which was granted. The Appeal Court Judgment on the appeal was the subject of a Motion for Clarification by CEMIG GT, on which judgment was given (cognizance taken, and appeal granted in part as to confirmation that only ANEEL should bear the costs of loser’s fees). As to the merits of the question, an appeal was lodged (against non-unanimous decision by an appellate court, which awaits judgment. On December 31, 2023, the amount involved in the action was R$594 million, and the probability of loss were assessed as ‘possible’ since there is still the possibility of the second instance decision being modified in the appeals that are currently awaiting judgment.

Company and its subsidiaries are involved in numerous administrative and judicial proceedings, challenging, principally: (i) tariff charges in invoices for use of the distribution system by a self-producer; (ii) alleged violation of targets for continuity indicators in retail supply of energy; and (iii) the tariff increase made during the federal government’s economic stabilization plan referred to as the ‘Cruzado Plan’, in 1986. On December 31, 2023, the

ANNUAL REPORT AND FORM 20-F | 2023	126

aggregate amount of the contingency is R$652 million, of which R$52 million has been recorded as provision – the amount estimated as probably necessary for settlement of these disputes.

Tax and Similar Charges

CEMIG, CEMIG GT and CEMIG D are parties in various legal actions disputing the applicability of the Urban Land Tax (Imposto Territorial Urbano, or ‘IPTU’), on Real estate properties designed for public service concessions. This is a matter on which case law has not been established by the higher courts. As of December 31, 2023, the amount involved in these actions for which probability of loss were assessed as ‘probable’ totaled R$2 million and the proceedings in which the probability of loss were assessed ‘possible’ totaled R$184 million.

In 2006, CEMIG, CEMIG GT and CEMIG D advanced funds to some of their employees in exchange for their rights to future payments, referred to as the ‘Anuênio.’ No income tax or social security contributions were collected in connection with those payments, since it is our opinion that they are not applicable The Brazilian Federal Revenue Service, however, initiated an administrative proceeding seeking to levy taxes on such payments. In order to avoid the risk of imposition of penalties, we filed two writs for mandamus, which were decided unfavorably to us in the lower court. We have appealed and are awaiting the ruling of the Court of Appeals on whether the income tax is applicable. Regarding the social security contributions, the Federal Regional Court (Tribunal Regional Federal, or ‘TRF’) ruled against us. We appealed to the Superior Courts, which have not yet rendered a decision. On December 31, 2023, the amount involved in these actions was R$319 million, in which we have assessed the chance of loss as ‘probable’ in the amount of R$142 million, in view of the indemnity nature of the advance payments made to the employees and the absence of specific case law in Superior Court of Justice (Superior Tribunal de Justiça, or ‘STJ’) and the TRF of the First Region (‘TRF1’). We emphasize that, in relation to Income Tax, both the STJ and the TRF of the First Region adopt the position that there is no tax levied on payments arising from the suppression of employees’ collective bargaining rights when agreed through a collective agreement, since such amounts are considered as being of an indemnity nature.

INSS initiated an administrative proceeding against CEMIG in 2006 alleging non-payment of the social security contribution on the amounts paid to our employees and directors as profit-sharing in the period 1998 to 2004. In 2007, we filed a writ of mandamus seeking declaration that such profit-sharing payments were not subject to social security contributions. We received a partial favorable decision in 2008, which declared non-applicability of the contribution of social security on the profit-sharing amounts paid for employees, and its applicability on the profit-sharing amounts paid to directors. We have appealed the decision and, on August 23, 2019, the TRF of the 1st Region issued a ruling giving partial approval to declare the decay of tax credits related to taxable events that occurred up to August 2001 but denying the other requests. As a result of this decision, we started a new judicial discussion with the objective of producing evidence. On December 31, 2023, the amount involved in this action was assessed as R$227 million, and we have assessed the chance of loss as ‘probable’.

The Brazilian Federal Tax Authority (‘Secretaria da Receita Federal’) has brought, in addition to the process mentioned above, other administrative proceedings against CEMIG, CEMIG GT, CEMIG D and Rosal Energia S.A., in relation to Social Security contributions under various headings: employee profit sharing, the Workers’ Food Program (Programa de Alimentação do Trabalhador, or ‘PAT’), the education support contribution (‘auxílio-educação’), time-of-service bonuses, Special Additional Retirement payments, taxes under suspended enforcement, overtime payments, hazardous occupation payments, matters related to Sest/Senat (transport workers’ support programs), donations, sponsorships, and fines for non-compliance with accessory obligations. We have presented defenses and wait for judgment. As of December 31, 2023, the amount involved in these actions was R$1.7 billion. As a result of the decision by the TRF of the 1st Region mentioned above, the amounts for which probability of loss were assessed as ‘probable’ totaled R$1.2 billion and the proceedings in which the probability of loss were assessed ‘possible’ totaled R$501 million.

CEMIG, CEMIG GT, CEMIG D and Sá Carvalho S.A. are parties in administrative proceedings in relation to Corporate Income Tax (‘IRPJ’) and the Social Contribution on Net income (‘CSLL’). As of December 31, 2023, the amount involved in these actions were assessed as R$587 million, and the probability of loss assessed as ‘possible’. The infringement notices for the Social Contribution (CSLL) tax are due in particular to the companies having excluded from their

ANNUAL REPORT AND FORM 20-F | 2023	127

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

The Federal Tax Authority issued an infringement notice on Parati – Participações em Ativos de Energia Elétrica (‘Parati’), a CEMIG affiliated company, and as a jointly responsible party, on CEMIG, in relation to the Withholding Income Tax (Imposto de Renda Retido na Fonte, or ‘IRRF’) allegedly applicable to capital gains arising from the disposal of assets or rights in Brazil by a non-resident, on the basis of allegedly being the legal entity responsible for the withholding and payment of the tax. The transaction in question was in regard to the purchase by Parati, and sale by Enlighted, on July 7, 2011, of a 100% interest in Lepsa LLC (a company headquartered in Delaware, USA). Lepsa LLC was also the owner of 75% of the quotas of Luce Brasil Fundo de Investimento em Participações (‘FIP Luce’), which in turn was the indirect holder, through Luce Empreendimentos e Participações S.A., of 13.03% of the total and voting share of Light (Light, which has only issued common shares). After certain transactions, Parati became the direct holder of 100% of the shares of Luce Empreendimentos e Participações S.A. (LEPSA), which in turn was the holder of 13.03% of the voting share and total share capital of Light. After successive corporate transactions, Parati was merged into CEMIG and, consequently, succeed its position in this process. On May 2, 2016, the Delegated Judgment office of the Federal Tax Authority decided on the challenge presented by Parati and CEMIG: it maintained the posting of the tax credit against Parati, and in relation to CEMIG, it upheld the principle of joint liability. The companies then appealed, and the Voluntary Appeal is pending judgment by CARF. As of December 31, 2023, the amount claimed in this case totaled R$274 million and the chance of loss was assessed as ‘possible’, mainly due to the matters of fact: (i) on the question of simulation, the condition in this specific case is more favorable than that in the precedents that are found in the case law. If the allegation of simulation is overturned, we believe that there will be no legal case for the demand for payment; (ii) on the merit, because this is a very specific transaction, there are no similar precedents; and (iii) with regards to the fine, the same arguments hold as to the singular nature of this specific case.

CEMIG and its wholly owned subsidiaries, especially CEMIG GT and CEMIG D, are parties in various court and administrative proceedings dealing with offsetting of credits arising from tax losses in corporate income tax returns, and payments made in excess, identified by Federal Revenue Payment or Credit Receipts, involving corporate income tax, the Social Contribution on net income and the PIS and Cofins taxes. The companies are contesting the non-ratification by the authorities of these offsetting and attempts by the federal tax authorities to recover the amounts of these taxes to be compensated. On December 31, 2023, the amount involved in these for which the probability of loss was assessed as ‘probable’ totaled R$1.3 million and the proceedings in which the probability of loss were assessed ‘possible’ totaled R$146 million.

CEMIG and its subsidiaries are involved in numerous administrative and judicial claims actions relating to taxes, including, among other matters, subjects relating to the Rural Property Tax (‘ITR’); the Tax on Donations and Legacies (‘ITCD’); the Social Integration Program (Programa de Integração Social, or ‘PIS’); the Contribution to Finance Social Security (Contribuição para o Financiamento da Seguridade Social, or ‘Cofins’); Corporate Income tax (‘Imposto de Renda Pessoa Jurídica’, or ‘IRPJ’); the Social Contribution (‘Contribuição Social sobre o Lucro Líquido’, or ‘CSLL’); and motions to tax enforcement. As of December 31, 2023, the amount involved in these actions for which probability of loss were assessed as ‘probable’ totaled R$23 million and the proceedings in which the probability of loss were assessed ‘possible’ totaled R$530 million.

ICMS (local state value added tax)

From December 2019 to November 2021 the Tax Authority of Minas Gerais State issued infraction notices against the subsidiary Gasmig, in the total amount of R$357 million, relating to reduction of the calculation base of ICMS tax in the sale of natural gas to its customers over the period from December 2014 to September 2021, alleging a divergence

ANNUAL REPORT AND FORM 20-F | 2023	128

between the form of calculation used by Gasmig and the opinion of that tax authority. The claims comprise: principal of R$124 million, penalty payments of R$201 million and interest of R$32 million.

Considering that the State of Minas Gerais, over a period of more than 25 years, has never made any allegations against the methodology of calculation by the Company, the managers, together with their legal advisers, believe that there is a defense under Article 100, III of the National Tax Code, which removes claims for penalties and interest; and that the contingency for loss related to these amounts is ‘remote’. In relation to the argument on the difference between the amount of ICMS tax calculated by Gasmig and the new interpretation by the state tax authority, the probability of loss was considered ‘possible’. In July 2021, Gasmig filed a lawsuit against the State of Minas Gerais. The infraction notices are suspended until the merits of the action are determined. On December 31, 2023, the amount of the contingency for the period relating to the rules on expiry by limitation of time is R$223 million.

Contracts

CEMIG D is a party in court disputes involving claims for rebalancing of contracts to implement part of the rural electrification program known as Luz Para Todos (‘Light for All’). As of December 31, 2023, the amount involved in these actions was R$515 million and the probability of loss was assessed as ‘possible’.

Employment Law Obligations

CEMIG, CEMIG GT and CEMIG D are parties in various labor claims filed by their employees and by employees of companies that provide them with services. Most of these claims relate to overtime and additional pay, severance payments, various benefits, salary adjustments and the effects of such matters on a supplementary retirement plan, and the use of outsourced labor. Under Brazilian employment laws, claimants must file claims for any unpaid amounts to which they are entitled within two years from the relevant termination of the employment contract, and such rights are limited to a period of five years prior to the filing of the claim. On December 31, 2023, the value of the claims for which the probability of loss had been assessed as ‘probable’ was R$432 million; for those with probability of loss assessed as ‘possible’ the amount was R$1.36 billion.

Environmental Issues

CEMIG, CEMIG GT and CEMIG D are party to several other administrative and judicial proceedings and claims involving environmental matters, regarding certain protected areas, environmental licenses and remediation of environmental damages, among others. On December 31, 2023, the amount for which probability of loss were assessed as ‘probable’ was R$664 thousand and the proceedings in which the probability of loss were assessed ‘possible’ totaled R$275.6 million.

Property and Liability

CEMIG, CEMIG GT and CEMIG D are party in several legal proceedings, mainly as defendant, relating to Real property and to indemnity arising from accidents taking place in the ordinary course of the business. On December 31, 2023 the amount for which probability of loss were assessed as ‘probable’ was R$40 million and the total of proceedings in which probability of losses were assessed as ‘possible’ was R$613 million.

Specifically in civil lawsuits, involving land lawsuits, on December 31, 2023, the amount for which probability of loss is classified as ‘probable’ is R$1.7 million, and the total of lawsuits for which probability of loss is classified as ‘possible’ is of R$427.6 million.

Other proceedings

Company and its subsidiaries are involved as plaintiff or defendant, in other less significant claims, related to the normal course of their operations including: provision of cleaning service in power line pathways and firebreaks, indemnities for rescission of contracts, on a lesser scale, and disputes alleging losses suffered because of supposed

ANNUAL REPORT AND FORM 20-F | 2023	129

breaches of contract at the time of provision of services of cleaning of power line pathways and firebreaks. As of December 31, 2023, the amount involved in these actions for which probability of loss were assessed as ‘possible’ totaled R$494 million and the proceedings in which the probability of loss were assessed ‘probable’ totaled R$10.7 million.

Customer’s claims

Company and its subsidiaries are involved in various civil actions relating to indemnity for moral injury and for material damages, arising, principally, from allegations of irregularity in measurement of consumption, and claims of undue charging, in the normal course of business. As of December 31, 2023, the amount involved in these actions for which probability of loss were assessed as ‘possible’ totaled R$346 million and the proceedings in which the probability of loss were assessed ‘probable’ totaled R$45 million.

Renova: Application to override corporate identity

A Receivables Investment Fund (Fundo de Investimento em Direitos Creditórios – FIDC) filed an application for Override of Legal Identity (Incidente de Desconsideração da Personalidade Jurídica – IDPJ) in relation to certain companies of the Renova group, aiming to include some shareholders of Renova, including the Company and its subsidiary CEMIG GT, as defendants jointly and severally liable. The amount involved in this dispute is estimated at R$127 million on December 31, 2023. The probability of loss has been assessed as ‘possible’.

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

ANNUAL REPORT AND FORM 20-F | 2023	130

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

On March 23, 2022, the Company declared payment of Interest on Capital in the amount of R$245 million, on account of the amount of the minimum mandatory dividend for 2022, and payable to shareholders whose names were on the Company’s Nominal Share Registry on March 28, 2022. This amount was paid on December 29, 2022. On June 15, 2022, the Company declared payment of Interest on Capital in the amount of R$353 million, on account of the amount of the minimum mandatory dividend for 2022, and payable to shareholders whose names were on the Company’s Nominal Share Registry on June 24, 2022. On September 20, 2022, the Company declared payment of Interest on Capital in the amount of R$471 million, on account of the amount of the minimum mandatory dividend for 2022, and payable to shareholders whose names were on the Company’s Nominal Share Registry on September 23, 2022. On December 14, 2022, the Company declared payment of Interest on Capital in the amount of R$398 million, on account of the amount of the minimum mandatory dividend for 2022, and payable to shareholders whose names were on the Company’s Nominal Share Registry on December 21, 2022. On December 22, 2022, the Company declared payment of Interest on Capital in the amount of R$515 million, on account of the amount of the minimum mandatory dividend for 2022, and payable to shareholders whose names were on the Company’s Nominal Share Registry on December 27, 2022. The amounts were paid in two installments, the first on June 30, 2023 and the second on December 30, 2023.

At the Annual General Meeting (AGM), held on April 27, 2023, we declared payment of dividends for the 2022 fiscal year in the amount of R$249 million, to holders whose names were on the Company´s Nominal Share Registry on the date of the AGM. The dividends were paid in two installments, the first on June 30, 2023 and the second on December 28, 2023.

At the Annual General Meeting (AGM), held on April 29, 2024, we declared payment of dividends for the 2023 fiscal year in the amount of R$3,124million, to holders whose names were on the Company's Nominal Shares Registry on the date of the AGM. The dividends will be paid in two installments, the first by June 30, 2024 and the second by December 30, 2024.

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

ANNUAL REPORT AND FORM 20-F | 2023	131

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

History of Dividend Payments

The table below gives the track record of recent declarations of dividends and Interest on Capital to holders of our common and preferred shares. In each case, the payment takes place in the year following the year for the results of which the dividend was declared.

ANNUAL REPORT AND FORM 20-F | 2023	132

Declaration History of Dividends and Interest on Capital (1)

Dividend Year	Common Shares		Preferred Shares
	(in millions of R$) (2)	(in millions of US$) (3)	(in millions of R$) (2)	(in millions of US$) (3)
2021 (4)	658	133	1,309	265
2022 (5)	747	141	1,486	281
2023 (6)	867	179	1,725	356

(1)
Under Brazilian accounting practices, dividends and Interest on Capital are accounted in the business year in which the income from which the dividends are declared, provided that they are previously approved.
(2)
Amounts expressed in Reais are expressed in nominal Reais.
(3)
The amounts in USD displayed above are for illustrative purposes only and were calculated by dividing the amount of dividends and interest on capital paid, expressed in nominal Reais, by the exchange rate obtained from the Federal Reserve Board’s website on respective ‘record dates’; for 2023 - as of December 29 2023.
(4)
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
(5)
On March 23, 2022, the Company declared payment of Interest on Capital in the amount of R$245 million, on account of the amount of the minimum mandatory dividend for 2022, and payable to shareholders whose names were on the Company’s Nominal Share Registry on March 28, 2022. This amount was paid on December 29, 2022. On June 15, 2022, the Company declared payment of Interest on Capital in the amount of R$ 353 million, on account of the amount of the minimum mandatory dividend for 2022, and payable to shareholders whose names were on the Company’s Nominal Share Registry on June 24, 2022. This amount was paid in two installments, the first on June 30, 2023 and the second on December 28, 2023. On September 20, 2022, the Company declared payment of Interest on Capital in the amount of R$471 million, on account of the amount of the minimum mandatory dividend for 2022, and payable to shareholders whose names were on the Company’s Nominal Share Registry on September 23, 2022. This amount was paid in two installments, the first on June 30, 2023 and the second on December 28, 2023. On December 14, 2022, the Company declared payment of Interest on Capital in the amount of R$398 million, on account of the amount of the minimum mandatory dividend for 2022, and payable to shareholders whose names were on the Company’s Nominal Share Registry on December 21, 2022. This amount was paid in two installments, the first on June 30, 2023 and the second on December 28, 2023. On December 22, 2022, the Company declared payment of Interest on Capital in the amount of R$515 million, on account of the amount of the minimum mandatory dividend for 2022, and payable to shareholders whose names were on the Company’s Nominal Share Registry on December 27, 2022. This amount was paid in two installments, the first on June 30, 2023 and the second on December 28, 2023.
(6)
On March 22, 2023, the Company declared payment of Interest on Capital in the amount of R$424 million, on account of the amount of the minimum mandatory dividend for 2023, and payable to shareholders whose names were on the Company’s Nominal Share Registry on March 27, 2023. This amount will be paid in two installments, the first by June 30, 2024 and the second by December 30, 2024. On June 20, 2023, the Company declared payment of Interest on Capital in the amount of R$427 million, on account of the amount of the minimum mandatory dividend for 2023, and payable to shareholders whose names were on the Company’s Nominal Share Registry on June 23, 2023. This amount will be paid in two installments, the first by June 30, 2024 and the second by December 30, 2024. On September 20, 2023, the Company declared payment of Interest on Capital in the amount of R$418 million, on account of the amount of the minimum mandatory dividend for 2023, and payable to shareholders whose names were on the Company’s Nominal Share Registry on September 25, 2023. This amount will be paid in two installments, the first by June 30, 2024 and the second by December 30, 2024. On December 14, 2023, the Company declared payment of Interest on Capital in the amount of R$1,323 million, on account of the amount of the minimum mandatory dividend for 2023, and payable to shareholders whose names were on the Company’s Nominal Share Registry on December 21, 2023. This amount will be paid in two installments, the first by June 30, 2024 and the second by December 30, 2024.
A.
Significant Changes

Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial condition or results of operations since December 31, 2023.

Item 9. The Offer and Listing

A.
Offer and Listing Details

For a description of our trading markets, see Item C. Markets, below.

B.
Plan of Distribution

Not applicable.

C.
Markets

The principal trading market for our preferred shares is the Brazilian Stock Exchange (B3). Our Preferred ADSs, each representing one preferred share as of December 31, 2023 have been traded on the NYSE under the symbol ‘CIG’ since

ANNUAL REPORT AND FORM 20-F | 2023	133

September 18, 2001. Prior to that date, our Preferred ADSs were traded in the over the counter, or ‘OTC’, market in the United States. The Preferred ADSs are evidenced by Preferred ADRs issued by Citibank, N.A., as depositary, pursuant to a Second Amended and Restated Deposit Agreement, dated August 10, 2001, as amended on June 11, 2007 and on September 11, 2012 and on April 15, 2022 by and among the Company, the depositary and the holders and beneficial owners of Preferred ADSs evidenced by Preferred ADRs issued thereunder. As of March 31, 2024, there were 192,886,535 Preferred ADSs outstanding (each representing one preferred share), representing 13.16% of our 1,465,523,064 preferred shares.

The principal trading market for our common shares is the B3. Our Common ADSs, each representing one common share as of December 31, 2023 have been traded on the NYSE under the symbol ‘CIG.C’ since June 12, 2007, when we established an American Depositary Shares program for our common shares. The Common ADSs are evidenced by Common ADRs issued by Citibank, N.A., as depositary, pursuant to a Deposit Agreement, dated June 12, 2007, as amended on April 15, 2022, by and among Company, the depositary and the holders and beneficial owners of Common ADSs evidenced by Common ADRs issued thereunder. As of March 31, 2024, there were 907,073 Common ADSs outstanding (each representing one common share), representing 0.12% of our 735,847,624 common shares. The following prices are net of earnings, including dividends:

As of December 31, 2023, the closing price per preferred share on the B3 was R$ 11.32 and the closing price per Preferred ADS on the NYSE was US$2.29.

As of December 31, 2023, the closing price per common share on the B3 was R$ 14.95 and the closing price per Common ADS on the NYSE was US$3.15.

The following table sets forth the reported high and low dividend-adjusted closing sale prices for our preferred and common stock on the B3 as well as our preferred and common ADSs on the NYSE for the periods indicated.

	Common Shares		Common ADSs		Preferred Shares		Preferred ADS
	Price in Nominal R$		Price in US$		Price in Nominal R$		Price in US$
Year	High	Low	High	Low	High	Low	High	Low
2019	18.71	13.73	4.83	3.21	15.09	12.24	3.95	2.86
2020	16.33	7.10	4.06	1.37	14.61	7.25	3.40	1.24
2021	18.40	11.19	3.59	2.24	14.53	9.03	2.63	1.50
2022	18.92	11.29	4.00	2.22	12.11	8.12	2.43	1.50
2023	19.12	13.44	4.26	2.89	12.54	9.07	2.54	1.68

	Common Shares		Common ADSs		Preferred Shares		Preferred ADS
Quarter	Price in Nominal R$		Price in US$		Price in Nominal R$		Price in US$
2022
1 Q	14.27	11.29	3.36	2.21	10.26	8.12	2.23	1.50
2 Q	15.28	12.13	3.50	2.48	11.00	9.31	2.35	1.76
3 Q	18.92	14.37	4.00	2.89	12.11	9.38	2.43	1.80
4 Q	17.94	15.13	3.72	2.94	11.26	9.68	2.25	1.80
2023
1 Q	15.84	13.44	3.49	2.89	10.35	9.07	1.99	1.68
2 Q	19.12	15.90	4.20	3.32	11.84	10.41	2.42	2.01
3 Q	18.80	16.45	4.26	3.66	12.11	11.01	2.46	2.16
4 Q	18.33	14.18	3.90	2.97	12.54	9.87	2.54	1.98

ANNUAL REPORT AND FORM 20-F | 2023	134

	Common Shares		Common ADSs		Preferred Shares		Preferred ADS
	Price in Nominal R$		Price in US$		Price in Nominal R$		Price in US$
Month	High	Low	High	Low	High	Low	High	Low
October 2023	18.33	14.18	3.90	3.00	11.70	10.91	2.27	2.12
November 2023	16.57	14.47	3.66	3.21	12.54	9.87	2.54	1.98
December 2023	14.95	14.24	3.27	2.97	11.32	10.13	2.29	2.02
January 2024	15.41	14.79	3.17	2.97	11.98	11.18	2.43	2.21
February 2024	15.27	14.80	3.06	2.94	11.84	11.07	2.36	2.17
March 2024	14.97	13.07	3.02	2.61	12.60	10.94	2.47	2.18

* Source: Economatica – net earnings prices, including dividends.

The table below represents the dividends paid on the common and preferred shares and their respective Common and Preferred ADSs, resulting in an adjustment to the price per share and ADS:

Record of dividends paid on common and preferred shares and Common and Preferred ADSs
Year	Declaration	Record date Brazil	Payment date Brazil	Record date NYSE	Payment date NYSE
2021	4/30/2021	4/30/2021	6/30/2021	5/4/2021	7/12/2021
			12/29/2021		1/6/2022
2022	4/29/2022	4/29/2022	12/29/2022	5/3/2022	7/8/2022
1/5/2023
	12/10/2021	12/21/2021	6/30/2022	12/23/2021	7/8/2022
			12/29/2022		1/5/2023
	3/23/2022	3/28/2022	12/29/2022	4/4/2022	1/5/2023
	4/29/2022	4/29/2022	6/30/2022	5/3/2022	7/8/2022
			12/29/2022		1/5/2023
2023	6/15/2022	6/24/2022	6/30/2023	6/28/2022	7/10/2023
			12/30/2023		1/8/2024
	9/20/2022	9/23/2022	6/30/2023	10/3/2022	7/10/2023
			12/30/2023		1/8/2024
	12/14/2022	12/27/2022	6/30/2023	12/27/2022	7/10/2023
			12/30/2023		1/8/2024
	12/22/2022	12/27/2022	6/30/2023	1/3/2023	7/10/2023
			12/30/2023		1/8/2024
	4/27/2023	4/27/2023	6/30/2023	1/5/2023	7/10/2023
			12/30/2023		1/8/2024

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

ANNUAL REPORT AND FORM 20-F | 2023	135

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

Trading on the B3 by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a ‘non-Brazilian holder,’ is subject to certain limitations under Brazilian foreign investment regulations. With limited exceptions, non-Brazilian holders may trade on Brazilian stock exchanges in accordance with the requirements of CMN Resolution 4,373/2014, which requires that securities held by non-Brazilian holders be maintained in the custody of financial institutions authorized by the Central Bank and by the CVM or in deposit accounts with financial institutions. In addition, Resolution 4,373/2014 requires non-Brazilian holders to restrict their securities trading to transactions on the B3 or qualified over the counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution 4,373/2014 to other non-Brazilian holders through a private transaction.

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

ANNUAL REPORT AND FORM 20-F | 2023	136

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

Regulation of Brazilian Securities Markets

The Brazilian securities markets are principally governed by Law 6,385, enacted on December 7, 1976, and the Brazilian Corporate Law, each as amended and supplemented, and by regulations issued by the CVM, the National Monetary Council (CMN), and the Central Bank, which has, among other powers, licensing authority over brokerage firms, and

ANNUAL REPORT AND FORM 20-F | 2023	137

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

Trading on the B3 by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for the preferred shares or the common shares must register with the Central Bank of Brazil (‘BCB’) to be eligible for the remittance of funds in U.S. dollars abroad for payments of dividends, any other cash disbursements, or upon the disposition of the shares and sales proceeds thereof. In the event of a holder of Preferred ADSs exchanges it is Preferred ADSs for preferred shares or a holder of Common ADSs exchanges it is Common ADSs for common shares, the investor will need to apply for registration, as required by BCB Resolution 4,373, enacted on September 29, 2014, which regulates investments in Brazilian financial and securities markets by foreigners. See “Item 10. Additional Information—Exchange Controls”.

Disclosure Requirements

The CVM Resolution 44 of August 23, 2021, establishes some requirements regarding the disclosure and use of information related to material facts and acts of publicly held companies, including the disclosure of information on the trading and acquisition of securities issued by publicly held companies. Among others, these requirements include provisions that:

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
•
Require simultaneous disclosure of material facts to all markets in which the corporation’s securities are admitted for trading;

ANNUAL REPORT AND FORM 20-F | 2023	138

•
Require the acquirer of a controlling stake in a corporation to publish material facts, including its intentions as to whether or not to de-list the corporation’s shares, within one year;
•
Establish rules regarding disclosure requirements in the acquisition and disposal of a material shareholding stake; and
•
Restrict the use of insider information.
D.
Selling Shareholders

Not applicable.

E.
Dilution

Not applicable.

F.
Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.
Share Capital

Not applicable.

B.
Memorandum and Articles of Association

By-laws

We are a state-controlled company registered under the laws of Brazil. The registration number (‘NIRE’) given to us by the Board of Trade of Minas Gerais (Junta Comercial do Estado de Minas Gerais, or ‘Jucemg’) is 31300040127. Set forth below is a summary of certain significant provisions of (i) our by-laws, as amended by our Extraordinary General shareholders’ meeting on December 11, 2023 and (ii) Brazilian Corporate Law. The description of our by-laws contained herein does not purport to be complete and is qualified by reference to our by-laws, which have been filed as an exhibit to this annual report.

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

ANNUAL REPORT AND FORM 20-F | 2023	139

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
•
To authorize issuance of debentures;
•
To suspend exercise of shareholders’ rights;
•
To decide on valuation of goods or assets that a shareholder provides for formation of the share capital;

ANNUAL REPORT AND FORM 20-F | 2023	140

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

ANNUAL REPORT AND FORM 20-F | 2023	141

Remote voting procedure

Pursuant to CVM Instruction 561, it is mandatory that remote voting – an absentee ballot system – should be available for Ordinary (Annual) General Meetings and Extraordinary General Meetings of Shareholders held to elect members of the Board of Directors or the Fiscal Council.

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

ANNUAL REPORT AND FORM 20-F | 2023	142

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

ANNUAL REPORT AND FORM 20-F | 2023	143

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

The right to have a share of the corporation’s earnings;

The right to have a share of the corporation’s assets, in the event of a liquidation of the Company;

The right to supervise our management according to Brazilian Corporate Law;

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

ANNUAL REPORT AND FORM 20-F | 2023	144

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

ANNUAL REPORT AND FORM 20-F | 2023	145

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

•
The number of securities issued by the company or by subsidiaries, or companies of the same group, that They have acquired or sold, directly or through other people, in the prior business year;
•
Share purchase options that management have contracted or exercised in the prior business year;
•
All benefits or advantages, whether indirect or complementary, that they have received or which they are receiving from the company, or from affiliated or subsidiary companies or companies of the same group;
•
The terms of such employment contracts as have been signed by the company with directors or high-level employees;
•
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

ANNUAL REPORT AND FORM 20-F | 2023	146

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

At least 25% of the Board of Directors must be independent.

We have an Audit Committee.

The CEO has the responsibility of directing compliance and corporate risk management.

The members of the Board of Directors, the Executive Board and the members of committees formed under the by-laws must be submitted to individual and collective performance evaluation annually.

ANNUAL REPORT AND FORM 20-F | 2023	147

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

As well as adopting good corporate governance and compliance practices, CEMIG has a group of policies that establish directives for related subjects. These include:

CEMIG´s Compliance and Anti-Bribery Policy; the Related Party Transactions Policy; the Nominations and Eligibility Policy; the Governance and Management Policy for Non-controlled Investees; the Conflict of Interests Policy; the Data Privacy Policy for Clients and the Public; the Data Privacy Policy for Employees, Suppliers and Service Providers; and the Corporate Risks Management Policy.

CEMIG’s Compliance and Anti-Bribery Policy comprises consolidation of the directives that aim to assure the Company’s commitment to adoption of a high standard of integrity and compliance with rules and the law, in the conduct of its business. CEMIG’s commitment to the concept and principle of Integrity is one of its Values, approved by the Board of Directors. The following are objectives of CEMIG’s Compliance Policy:

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

In 2024, CEMIG’s Compliance Policy was updated, incorporating anti-bribery guidelines, making it more accessible and adherent to the legal provisions, seeking simplification, rationalization and optimization of standards that establish the company’s governance. Therefore, the document is now called CEMIG’s Compliance and Anti-Bribery Policy.

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

ANNUAL REPORT AND FORM 20-F | 2023	148

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

D.
Exchange Controls

There are no restrictions on the ownership of preferred shares or common shares of non-financial institutions by legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of preferred shares or common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation, which generally requires, among other things, that the relevant investment be registered with the Central Bank and the CVM. Such restrictions on the remittance of foreign capital abroad may hinder or prevent the custodian for our common shares represented by our ADSs or the holders of our common shares from converting dividends, distributions, or the proceeds from any sale of these shares into U.S. dollars and remitting the U.S. dollars abroad. Holders of our ADSs could be adversely affected by delays in, or refusal to grant any, required government approval to convert Brazilian currency payments on the common shares underlying our ADS and to remit the proceeds abroad.

Since March 30, 2015, CMN Resolution 4,373/2014, of September 29, 2014, has been in full effect, providing for the issuance of depositary receipts in foreign markets in respect to shares of Brazilian issuers. CMN Resolution 4,373/2014, among other acts, revoked CMN Resolution 1,927/1992, enacted on May 18, 1992, CMN Resolution 1,289/1987, of March 20, 1987, and CMN Resolution 2,689/2000, enacted on January 26, 2000. Under Brazilian law relating to foreign investment in the Brazilian capital markets, foreign investors registered with the CVM and acting through authorized custodial accounts managed by local agents may buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Foreign investors may register their investment under Law 4,131/1962, enacted on September 3, 1962, as amended, or under CMN Resolution 4,373, enacted on September 20, 2014.

The Law 4,131/1962 is the main legislation concerning investment of direct foreign capital and foreign direct equity in companies based in Brazil. It is applicable to any amount of capital that enters Brazil in the form of foreign currency, goods, or services. Foreign investment portfolios are regulated by CMN Resolution 4,373/2014, and CVM Instruction 560/2015, enacted on March 27, 2015, which regulates the filing of transactions and disclosure of information by foreign investors, all reflecting the provisions of CMN Resolution 4,373/2014.

As of January 1, 2016, foreign investors that intend to be registered with the CVM shall fulfill the requirements under CVM Instruction 560/2015. In accordance with CMN Resolution 4,373/2014, the definition of a foreign investor includes individuals, legal entities, mutual funds, and other collective investment entities, domiciled, or headquartered abroad. In order to become a 4,373 Holder, a foreign investor must:

ANNUAL REPORT AND FORM 20-F | 2023	149

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
•
Through its representative in Brazil, register its foreign investment with the Central Bank; and
•
Be registered with the Federal Tax Authority (‘Secretaria da Receita Federal’), or the ‘RFB’, pursuant to RFB Normative Instruction 1,634/2016, enacted on May 06, 2016, and RFB Normative Instruction 1,548/2015, enacted on February 13, 2015.

Investments in the preferred shares through the holding of Preferred ADSs, or in the common shares through the holding of Common ADSs, must be made pursuant to Annex II to CMN Resolution 4,373 enacted on September 29, 2014. Direct investments in the preferred shares upon the cancellation of the Preferred ADSs, or in the common shares upon the cancellation of the Common ADSs, may be held by foreign investors under Law 4,131 of September 3, 1962 or CMN Resolution 4,373 enacted on September 29, 2014, both of which effectively allow registered foreign investors to invest substantially in any capital market instrument in Brazil and extend a favorable tax treatment to all foreign investors registered and qualified under CMN Resolution 4,373, who are not resident in a tax haven, as defined by Brazilian tax laws.

The Annex II Regulations provide for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The Preferred ADSs have been approved under the Resolution 1,289, which was repealed by Resolution 4,373, by the Central Bank and the CVM, and the Common ADSs have been approved by the CVM (since authorization from the Central Bank is no longer necessary).

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

In the event that a holder of Preferred ADSs exchanges such Preferred ADSs for preferred shares, or a holder of Common ADSs exchanges such Common ADSs for common shares, such investment will need to be registered with the Central Bank, according to Resolution 4,373. Thereafter, the holder may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, the preferred shares or the common shares, unless the holder is a duly qualified investor under Resolution 4,373 by registering with the CVM and the Central Bank and appointing a representative in Brazil. If not so registered, the holder will be subject to less favorable Brazilian tax treatment than a holder of Preferred ADSs or Common ADSs. Regardless of qualification under Resolution 4,373, residents in tax havens are subject to less favorable tax treatment than other foreign investors. See ‘—Taxation—Brazilian Tax Considerations.’

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

ANNUAL REPORT AND FORM 20-F | 2023	150

E.
Taxation

The following summary contains a description of certain Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of preferred shares, common shares, and Preferred ADSs or Common ADSs by a United States person, as defined in section 7701(a)(30) of the Internal Revenue Code of 1986, or the Code, as amended (which includes, among other things, an individual citizen or resident of the U.S., a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or any political subdivision thereof (including the District of Columbia), an estate the income of which is subject to U.S. federal income taxation regardless of its source, and certain trusts), or a holder that otherwise will be subject to U.S. federal income tax on a net income basis in respect of preferred shares, common shares, Preferred ADSs or Common ADSs, which we refer to as a U.S. holder, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase preferred shares, common shares, Preferred ADSs or Common ADSs. In particular, this summary deals only with U.S. holders that will hold preferred shares, common shares, Preferred ADSs or Common ADSs as capital assets and does not address the tax treatment of U.S. holders that own or are treated as owning 10% or more of the total combined voting power of all classes of stock entitled to vote of the Company or 10% or more of the total value of shares of all classes of stock of the Company or that may be subject to special tax rules, such as banks or other financial institutions, insurance companies, retirement plans, regulated investment companies, real estate investment trusts, dealers in securities or currencies, brokers, traders in securities that elect to mark to market, tax-exempt organizations, persons liable for alternative minimum tax, ‘pass-through entities’ such as partnerships, persons that will hold preferred shares, common shares, Preferred ADSs or Common ADSs as part of a hedging transaction, constructive sale transaction, position in a ‘straddle’ or a ‘conversion transaction’ for tax purposes, controlled foreign corporations or passive foreign invest companies, U.S. expatriates or former long-term residents of the U.S., persons who are required to accelerate the recognition of any item of gross income with respect to the preferred shares, common shares, Preferred ADSs or Common ADSs as a result of such income being recognized on an applicable financial statement, persons who acquired their preferred shares, common shares, Preferred ADSs or Common ADSs pursuant to the exercise of employee share options or otherwise as compensation, and persons that have a ‘functional currency’ other than the U.S. dollar. If an entity treated as a partnership for U.S. federal income tax purposes invests in our preferred shares, common shares, Preferred ADSs or Common ADSs, the U.S. federal income tax considerations relating to such investment will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners relating to the purchase, ownership, and disposition of such shares or ADSs. This summary, as relates to U.S. tax considerations, does not describe any implications under U.S. state or local tax law, non-U.S. tax law, or the federal alternative minimum tax, estate tax or gift tax. U.S. holders should consult their own tax advisors regarding such matters.

The Company has not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the 'IRS') regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of preferred shares, common shares, Preferred ADSs or Common ADSs. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

This summary is based upon the tax laws of Brazil and the United States (including the Code, final, temporary, and proposed Treasury regulations, rulings, judicial decisions and administrative pronouncements) as in effect on the date hereof which are subject to change, possibly with retroactive effect, and to different interpretations, which could result in Brazilian and U.S. federal income tax consequences different from those discussed below. Prospective purchasers of preferred shares, common shares, Preferred ADSs or Common ADSs are encouraged to consult their own tax advisors as to the Brazilian, U.S. or other tax consequences of the purchase, ownership and disposition of preferred shares, common shares, Preferred ADSs or Common ADSs, including, in particular, the effect of any foreign, state or local tax laws.

There is currently no income tax treaty in force between Brazil and the United States, though it is possible that a treaty could be introduced in the future. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares, common shares, Preferred ADSs or Common ADSs.

ANNUAL REPORT AND FORM 20-F | 2023	151

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

ANNUAL REPORT AND FORM 20-F | 2023	152

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

ANNUAL REPORT AND FORM 20-F | 2023	153

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

Upon receipt of the underlying preferred shares in exchange for Preferred ADSs or the underlying common shares in exchange for Common ADSs, non-Brazilian holders may also elect to register with the Central Bank the U.S. dollar value of such preferred shares or common shares as a foreign portfolio investment under CMN Resolution 4,373/2014, which will entitle them to the tax treatment referred to above in connection with ‘U.S. market investors’.

Alternatively, the non-Brazilian holder is entitled to register with the Central Bank the U.S. dollar value of such preferred shares or common shares as a foreign direct investment under Law 4,131/62, in which case the respective sale would be subject to the tax treatment referred in the section ‘Taxation of Gains’.

Gains on the Exchange of Preferred Shares for Preferred ADSs or Common Shares for Common ADSs— With reference to the deposit of preferred shares in exchange for the Preferred ADSs or common shares in exchange for the Common ADSs, the difference between the acquisition cost of the preferred shares or common shares and the market price of the preferred shares or common shares is considered to be a capital gain subject to income tax at a rate from 15% or 25% for Nil or Low Taxation Jurisdiction Holders. Although there is no clear regulatory guidance, such taxation should not apply in case of Non-Resident Holders registered under CMN Resolution 4,373/2014, except for Nil or Low Taxation Jurisdiction Residents. Law 13,259 of March 17, 2016, increased the income tax rates applicable to gains derived by Brazilian individuals up to 22.5% and, such increase, applicable as of January 2017, may affect Non-Resident Holders. Non-Resident Holders should consult with their own tax advisors regarding the consequences of Law 13,259/2016.

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

ANNUAL REPORT AND FORM 20-F | 2023	154

The IOF Tax on Securities may also apply to transactions involving ADSs of preferred shares, or ADSs of common shares, if they are considered by the Brazilian tax authorities to be assets located in Brazil.

The rate of the IOF Tax on Securities applicable to transactions involving shares (preferred shares, ADSs for preferred shares, common shares and ADSs for common shares) is currently zero. Moreover, by Decree 8,165 enacted on December 24, 2013, the rate of the IOF Tax on Securities applicable on assignment of shares traded on a Brazilian stock exchange for the specific purpose of the underlying issuance of DRs outside Brazil was reduced to zero.

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

The description below is not intended to constitute a complete analysis of all tax consequences relating to ownership and disposition of shares or ADSs. U.S. holders and prospective purchasers should consult their own tax advisors concerning the tax consequences of their particular situations.

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

If dividends paid in Reais are converted into U.S. dollars on the day they are received by the U.S. holder or the depositary bank, as the case may be, U.S. holders generally should not be required to recognize a foreign currency gain or loss in respect of the dividend income. If the depositary bank, in the case of ADSs, does not convert such Reais into U.S. dollars on the date of receipt, it is possible that the U.S. Holder will recognize foreign currency gain or loss,

ANNUAL REPORT AND FORM 20-F | 2023	155

which would be U.S. source ordinary gain or loss, when the Reais are converted into U.S. Dollars.U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss if any Reais received by the U.S. holder or the depositary bank are not converted into U.S. dollars on the date of receipt, as well as the tax consequences of the receipt of any additional Reais from the custodian due to Brazilian inflation.

Dividends will generally constitute foreign source income and will generally constitute ‘passive category income’ or, in the case of certain U.S. holders, ‘general category income,’ for foreign tax credit purposes. In the event Brazilian withholding taxes are imposed on such dividends, such taxes may be treated as a foreign income tax eligible, subject to generally applicable limitations and conditions under U.S. federal income tax law, for a credit against a U.S. holder’s U.S. federal income tax liability (or at a U.S. holder’s election, may be deducted in computing taxable income). These generally applicable limitations and conditions include new requirements adopted by the Treasury in 2021, and any Brazilian tax will need to satisfy these requirements in order to be a creditable tax for a U.S. holder. In the case of a U.S. holder that consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance (for tax years ending before such temporary guidance is modified or withdrawn), the Brazilian tax on dividends generally will be treated as meeting the new requirements, and therefore as a creditable tax. The calculation and availability of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes in computing its taxable income (which, if such election is made, applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States), the availability of deductions, involves the application of rules that depend on a U.S. holder’s particular circumstances. U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits with respect to Brazilian withholding taxes.

Distributions to U.S. holders of additional common shares or preemptive rights relating to such common shares with respect to their common shares or Common ADSs that are made as part of a pro rata distribution to all shareholders of the Company generally will not be treated as dividend income for U.S. federal income tax purposes but could result in additional U.S.-source taxable gain upon the sale of such additional shares or preemptive rights. Non-pro rata distributions of such shares or rights generally would be included in the U.S. holder’s gross income to the same extent and in the same manner as distributions payable in cash. In that event, the amount of such distribution (and the basis of the new shares or preemptive rights so received) generally will equal the fair market value of the shares or preemptive rights on the date of distribution. It is not entirely clear whether the preferred shares will be treated as preferred shares or common shares for this purpose. If the preferred shares are treated as common shares for these purposes the treatment above would apply to distributions of shares or preemptive rights with respect to preferred shares or Preferred ADSs. On the other hand, if the preferred shares are treated as preferred shares, a distribution of additional shares or preemptive rights would be included in gross income to the same extent as a cash distribution whether or not such distribution is considered a pro rata distribution.

Qualified Dividend Income – Notwithstanding the foregoing, certain dividends received by individual or other non-corporate U.S. holders that constitute ‘qualified dividend income’ may be subject to a reduced maximum marginal U.S. federal income tax rate. Qualified dividend income generally includes, among other dividends, dividends received during the taxable year from ‘qualified foreign corporations’. In general, a foreign corporation is treated as a qualified foreign corporation with respect to any dividend paid by the corporation with respect to shares of the corporation that are readily tradable on an established securities market in the United States. For this purpose, a share is treated as readily tradable on an established securities market in the United States if an ADS backed by such share is so traded. Our Preferred ADSs and our Common ADSs are listed on the NYSE so we anticipate that our ADSs should qualify as readily tradable on an established securities market in the United States so long as they are listed, although there can be no assurances in this regard (as there is no clear guidance on whether dividends with respect to ADSs will be treated as qualified dividends, because the underlying shares themselves are not listed on an established securities market in the United State).

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

ANNUAL REPORT AND FORM 20-F | 2023	156

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

If a Brazilian withholding tax or income tax is imposed on the sale, redemption or other taxable disposition of shares or ADSs, the amount realized by a U.S. holder will include the gross amount of the proceeds of such sale, redemption or other taxable disposition before deduction of the Brazilian withholding tax or income tax if applicable. The availability of U.S. foreign tax credits for these Brazilian taxes is subject to certain limitations and involves the application of rules that depend on a U.S. holder’s particular circumstances. If a Brazilian tax is withheld on a sale or disposition of shares or ADSs, the amount realized by a U.S. holder will include the gross proceeds of the sale or other disposition (i.e., before deduction of the Brazilian tax). In the case of a gain from the disposition of shares or ADSs that is subject to Brazilian tax, the U.S. holder may not be able to claim as a foreign tax credit any Brazilian tax paid, against such U.S. holder's U.S. federal income tax liability, except in the case of a U.S. holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under recently issued temporary guidance and complies with specific requirements set forth in such guidance (for tax years ending before such temporary guidance is modified or withdrawn). As noted above, instead of claiming a credit, a U.S. holder may elect to deduct foreign taxes (including any Brazilian taxes) in computing its taxable income, subject to generally applicable limitations. An election to deduct foreign taxes (instead of claiming foreign tax credits) applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States. In the event the Brazilian withholding tax does not qualify as a creditable tax, the amount of such tax would generally reduce the amount realized on the sale, redemption, or other taxable disposition of shares or ADSs. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, shares or ADSs.

Passive Foreign Investment Company Rules – Certain adverse U.S. federal income tax rules as a general rule, apply to a U.S. person that owns or disposes of stock in a non-U.S. corporation that is classified as a passive foreign investment company (a ‘PFIC’). In general, a non-U.S. corporation will be classified as a PFIC for any taxable year during which,

ANNUAL REPORT AND FORM 20-F | 2023	157

after applying relevant look-through rules with respect to the income and assets of subsidiaries, either (i) 75% or more of the non-U.S. corporation’s gross income is ‘passive income’ or (ii) 50% or more of the gross value (determined on the basis of an average of the quarterly value of the assets during such year) of the non-U.S. corporation’s assets (including cash) produce passive income or are held for the production of passive income. For these purposes, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions (other than certain active business gains from the sale of commodities). In determining whether a non-U.S. corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

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

Information Reporting and Backup Withholding — Information reporting requirements will generally apply to U.S. holders (other than certain U.S. holders that are ‘exempt recipients’ (who demonstrate this fact when required), such as a corporations) of ADSs and such U.S. holders will be required to comply with applicable certification procedures to establish that they are not subject to backup withholding. These requirements generally apply to payments of dividends on, and to proceeds from the sale or redemption of our shares or ADSs made within the U.S. Investors who are individuals and fail to report the required information could be subject to substantial penalties. Investors should consult their own tax advisors regarding these requirements. The backup withholding tax rate is 24%. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the U.S. Internal Revenue Service on a timely basis. A holder that is not a "United Sates person" (as such term is defined in the Code) will generally be exempt from these information reporting requirements and backup withholding tax, but may be required to comply with certain certification and identification procedures in order to establish its eligibility for such exemption.

Disclosure Requirements for Specified Foreign Financial Assets – Certain U.S. holders that own certain ‘specified foreign financial assets’ with an aggregate value in excess of US$50,000 on the last day of the tax year or US$75,000 at any time during the tax year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. ‘Specified foreign financial assets’ generally include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include our shares and ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. U.S. holders who fail to report on their specified foreign financial assets could be subject to substantial tax penalties. U.S. holders should consult their own

ANNUAL REPORT AND FORM 20-F | 2023	158

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

Exchange Rate Risk

On December 31, 2023, R$1,857 million, representing 18.89% of our outstanding indebtedness, were denominated in foreign currencies, of which 100%, was denominated in U.S. dollars. We do not have substantial any revenues denominated in any foreign currencies and, due to regulations that require us to keep excess cash on deposit in Real-denominated accounts at Brazilian banks; we do not have monetary assets denominated in foreign currencies.

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

Based on December 31, 2023, CEMIG may find relief of R$60 million in a ‘probable’ scenario, and, in an ‘adverse’ scenario, an increase of R$501 million of their exposed liabilities for next year.

ANNUAL REPORT AND FORM 20-F | 2023	159

The table below provides summarized information regarding our exposure to exchange rate risk as of December 31, 2023:

Risk: foreign exchange rate exposure	Base scenario	Probable' scenario US$1 = R$4.98	Adverse scenario US$1 = R$6.00
US dollar
Loans and financings	(1,857)	(1,910)	(2,301)
Suppliers (Itaipu Binacional)	(240)	(247)	(297)

	(2,097)	(2,157)	(2,598)

Net liabilities exposed	(2,097)	(2,157)	(2,598)
Net effect of exchange rate fluctuation	—	(60)	(501)

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

ANNUAL REPORT AND FORM 20-F | 2023	160

The table below presents the derivative instruments contracted by the Company as of December 31, 2023:

Assets (1)	Liability	Maturity period	Trade market	Notional amount (2)	Carrying amount 2023	Fair value 2023
US$ exchange variation + Rate (9.25% p.y.)	Local currency R$ + 152.01% of CDI	Interest: Semi-annual Principal: Dec. 2024	Over the counter	US$250	191	161
US$ exchange variation + Rate (9.25% p.y.)	Local currency R$ + 125.52% of CDI	Interest: Semi-annual Principal: Dec. 2024	Over the counter	US$500	254	207

					445	368

Non-current asset						368
Current liabilities						—

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

Interest Rate Risk

This exposure occurs as a result of net assets indexed to variation in interest rates, as follows:

2023
(in millions of R$)
Assets
Cash equivalents - Cash investments - CDI	1,342
Marketable securities - CDI / SELIC	774
Generation indemnity revenue	784
Restricted cash - CDI	31
CVA and in tariffs - SELIC	806
3,737
Liabilities
Loans and debentures - CDI	(3,508)
Loans and debentures - TJLP	—
Sector financial liabilities	—
(3,508)
Net assets exposed	229

ANNUAL REPORT AND FORM 20-F | 2023	161

In relation to the most significant interest rate risk, the Company and its subsidiaries estimate that in a probable scenario the Selic rate will be 9.25% and the TJLP rate will be 6.27% on December 31, 2023. The Company and its subsidiaries made a sensitivity analysis of the effects on results considering an adverse scenario in relation to the probable scenario, as shown in the table below. The CDI rate follows the Selic rate.

	2023	2024
		Probable' scenario	Adverse scenario
Risk: Increase in Brazilian interest rates	Book value	Selic 9.25%	Selic 13.25%
		TJLP 6.27%	TJLP 7.27%
Assets
Cash equivalents	1,342	1,466	1,520
Marketable securities	774	846	877
Restricted cash	31	33	35
CVA and Other financial components - SELIC	806	880	912

	2,953	3,225	3,344

Liabilities
Loans and financing (Note 22) - CDI	(3,508)	(3,833)	(3,973)

	(3,508)	(3,833)	(3,973)

Net assets exposed	(555)	(608)	(629)

Net effect of fluctuation in interest rates		(53)	(74)

Increase in inflation risk

The Company is exposed to the risk of increase in inflation index on December 31, 2023. A portion of the loans, financings and debentures as well as the pension fund liabilities are adjusted using the IPCA (Expanded National Customer Price). The revenues are also adjusted using the IPCA and IGP-M index, mitigating part of the Company risk exposure.

This table presents the Company’s net exposure to inflation index:

Exposure to increase in inflation	2023	2022
Assets
Concession financial assets related to Distribution infrastructure - IPCA (1)	1,920	1,407
Concession Grant Fee - IPCA (Note 14)	3,031	2,950

	4,951	4,357

Liabilities
Loans and debentures - IPCA and IGP-DI	(4,522)	(4,630)
Debt with pension fund (Forluz) - IPCA	(90)	(251)
Deficit of pension plan (Forluz) - IPCA	(521)	(545)

	(5,133)	(5,426)

Net assets exposed	(182)	(1,069)

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

ANNUAL REPORT AND FORM 20-F | 2023	162

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

The flow of payments of the Company’s obligation to suppliers, debts with the pension fund, Loans and debentures, at floating and fixed rates, including future interest up to contractual maturity dates, is as follows:

	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at interest rates:
- Floating rates
Loans and debentures	47	460	2,920	7,405	1,236	12,068
Onerous concessions	—	1	3	13	16	33
Debt with pension plan (Forluz)	15	31	46	—	—	92
Deficit of the pension plan (FORLUZ)	7	14	63	363	316	763

	69	506	3,032	7,781	1,568	12,956

- Fixed rate
Suppliers	2,854	163	—	—	—	3,017

Total	2,923	669	3,032	7,781	1,568	15,973

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

ANNUAL REPORT AND FORM 20-F | 2023	163

The fees associated with our ADSs are as follows:

Service	Rate	By Whom Paid

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

We have an agreement with the Depositary to reimburse the Company, up to a limited amount, for certain expenses in connection with our ADR programs, including listing fees, legal and accounting expenses, proxy distribution costs and investor relation related expenses. These reimbursements for the year ended December 31, 2023 totaled a net amount of US$5.340 million, after deduction of applicable U.S. taxes, in the amount of US$2.288 million.

ANNUAL REPORT AND FORM 20-F | 2023	164

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and procedures

(a)
Assessment of Controls and Procedures for Disclosure

Our Executive Board, including our Chief Executive Officer (‘CEO’) and Chief Financial and Investor Relations Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023, and have concluded that these controls and procedures were effective.

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

Management evaluated internal control over financial reporting under the supervision of our CEO and Chief Financial and Investor Relations Officer, as of December 31, 2023, based on the criteria set forth in the Integrated Internal Control Framework issued by the Committee on Sponsoring Organizations of the Commission Treadway, or COSO

ANNUAL REPORT AND FORM 20-F | 2023	165

(2013). Based on these criteria, our management concluded that, for the year ended December 31, 2023, the internal control system was effective. Our CEO and CFO have certified that, to the best of their knowledge, the financial statements and other financial information included in this Form 20-F fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of and for the periods shown on this Form 20-F.

(c)
Attestation Report of Independent Registered Public Accounting Firm

Our independent auditors audited the effectiveness of our internal control over financial reporting on December 31, 2023, as stated in its opinion, included in this annual report.

(d)
Changes in Internal Control over Financial Reporting

There were no significant changes in our internal control over financial reporting during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B. Code of Ethics

We have adopted a code of ethics as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our Chief Executive Officer, Chief Finance, and Investor Relations Officer, and to persons performing similar functions, members of the Board of Directors, other officers, and employees. In 2022, the document was completely revised, having undergone a change in its name, format, and content, with the purpose of giving greater clarity to all involved about the ethical principles and rules of conduct of the Company. Also, all employees must mandatorily receive the training on CEMIG’s Code of Conduct, every year.

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

Item 16C. Principal Accountant Fees and Services

KPMG Auditores Independentes Ltda (PCAOB ID 1124 - São Paulo, SP, Brazil) acted as our independent registered public accounting firm for the fiscal year ended December 31, 2023 and 2022. The total fees for professional services provided by our independent accountants in 2023 and 2022, is R$7,096 thousand and R$5,670 thousand, respectively. The total fees billed for professional services, including out-of-pocket expenses, and a breakdown of these amounts by category of service, as follows:

ANNUAL REPORT AND FORM 20-F | 2023	166

	(Thousands of Reais)
Year ended December 31	2023	2022

Audit Fees	6,291	4,322
Audit-related Fees	161	101
Tax Fees	644	374
Total	7,096	4,797

Audit fees include the audit of our annual consolidated financial statements and internal control over financial reporting, the quarterly reviews of our consolidated interim financial statements, statutory audits of our subsidiaries and certain regulatory audits. Audit-related fees include mainly the agreed upon procedures required by the grantor (ANEEL). Tax fees refers to certain tax compliance services.

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

ANNUAL REPORT AND FORM 20-F | 2023	167

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

Item 16H. Mine Safety Disclosure

Not applicable.

ANNUAL REPORT AND FORM 20-F | 2023	168

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider trading policies

Not applicable.

Item 16K. Cybersecurity

Cybersecurity risks

We maintain a robust cybersecurity infrastructure to safeguard our operations, networks and data through comprehensive security measures including our technology tools, internal management and external service providers. Our processes for assessing, identifying and managing material risks from cybersecurity threats are integrated into our risk management system. We use a variety of tools and processes to collect relevant data and identify, monitor, assess and manage material cybersecurity risks.

The company has a corporate risk management process formally defined in the Corporate Risk Management and Internal Controls Policy (NO – 02.19), which maps process risks, identifies top risks and reviews the risk matrix annually. The identified risks are classified and treated through action plans.

The board of directors is responsible for evaluation and approval of the Top Risks Matrix, as well as the general guidelines for establishing of the Company's acceptable limits of exposure to risks.

Cybersecurity risk is mapped as one of the company's top risks and to mitigate it, Cemig puts into practice processes, policies and tools, including, among others:

•
Information Security Policy: Cemig has an Information Security Policy (ISP), which defines its security principles and ensure that employees, suppliers and other users follow the security rules;
•
Vulnerability and threat management process: This process monitors the environment to identify existing vulnerabilities and apply necessary fixes. The external environment is also monitored through the “Threat intelligence” service, which seeks to identify possible leaks of credentials or information on the deep web, abuse of the Cemig brand and other frauds;
•
Network Security: Cemig is protected by network security solutions, which include web content filter, intrusion prevent system, anti-spam software and next generation firewalls;
•
Training and Awareness Program: The company has a workforce awareness process that consists of training through its own distance learning platform, UniverCemig, to raise information security awareness, promote behavioral change and realize the importance of information security for the company's workforce. Through the company's intranet, communication campaigns guide employees on safe use of the internet, prevention of fraud, phishing and scams, in addition to the responsible use of company assets;
•
DLP (Data Loss Prevention) and electronic information classification tool that monitors and prevents the leakage of personal and confidential data and applies encryption protection to critical documents;
•
Use of multiple factor authentication (MFA) for all VPN connections and access to corporate and operational networks. Additionally, we implemented a virtualized access solution (VDI) for outsourced labor;
•
Phishing attack simulation: Phishing simulation campaigns are carried out with the aim of training employees in identifying threats received by email and reporting suspicious behavior to the cybersecurity area;

ANNUAL REPORT AND FORM 20-F | 2023	169

•
Endpoint Protection: Cemig implements antivirus (AV) and Endpoint Detection & Response (EDR) solutions on desktops and servers. Cemig also has next-generation firewalls and intrusion prevention system (IPS);
•
Central Logging Management: Cemig utilizes a Security Information and Events Management (SIEM) solution that collect, manage and analyze events from many sources and also is connected to other security solutions, which allow security analysts to quickly respond when any suspicious activity is detected;
•
SOC – Security Operation Center: The SOC team performs continuous monitoring of the IT environment through various tools for detecting, identifying, containing and eradicating any threat;
•
Third Parties: In 2023, we created a policy to apply security Information requirements to all suppliers that can rights to access, creation, processing, maintenance, transfer and storage of data outside the company’s IT environment.

Governance

Our board of directors oversees management’s approach to managing cybersecurity risks as part of its risk management oversight. Our board of directors holds periodic discussions with management regarding our guidelines and policies with respect to cybersecurity risks and receives regular reports from our Deputy Director of IT – DTI regarding such risks and the steps management has taken to monitor and control any exposure resulting from such risks.

Cemig has a Privacy, Data Protection and Cybersecurity Committee under the coordination of the Deputy Directorate of Compliance, Corporate Risks and Internal Controls, which is responsible for strategic choices related to privacy, data protection and cybersecurity and has as one of its responsibilities to support the Board of Directors in defining investments in technological resources, acquisition of knowledge, trends and indicators for preventive and effective management. The coordination of this committee is carried out by the Deputy Directorate of Compliance, Corporate Risks and Internal Controls and secretariat by the Privacy and Data Protection Management - DCI/PR, in matters of privacy and data protection, and by the Systems Architecture and Engineering Management of Software - DTI/AE, in matters of information security and cyber security and involves the IT, Compliance, Legal, Business and People Management Directorates, as defined in Circular DCI 03/2022.

The Board of Directors is also advised by the Audit Committee, which is an independent support body of an advisory and permanent nature. This committee aims to evaluate the effectiveness of the internal control system, risk management and recommend correction and improvement of policies, practices and procedures.

Cemig has an IT security control system, based on Cobit 5 and the effectiveness of internal controls, governance and risk management is monitored through regular reports from internal and external audits, on the results of its activities, including responses of the Board of Directors to the recommendations made on controls and non-conformities, following up the notes and recommendations.

The administration of information security, cybersecurity and the execution of internal IT controls are under the responsibility of Mr. Luiz Claudio Correa Vilanni, Deputy Director of IT – DTI at CEMIG, who is responsible for assessing, identifying, and managing the risks from cybersecurity threats. Mr. Villani has more than 20 years of experience as CIO in several companies in the IT, services and automotive industry. He has specialized knowledge in ITIL, IT service management, IT strategy and Datacenter.

During 2023 and as of the date of this annual report, we have not identified any cybersecurity incidents that have materially affected, or are reasonably likely to materially affect, the company or our business strategy, results of operations or financial condition.

ANNUAL REPORT AND FORM 20-F | 2023	170

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements”.

Item 18. Financial Statements

Reference is made to pages F-1 through F-145 hereof.

The following consolidated financial statements are filed as part of this annual report on Form 20-F:

•
Report of Independent Registered Public Accounting Firm as of December 31, 2023 and 2022 of Consolidated Financial Statements of Companhia Energética de Minas Gerais – Cemig (PCAOB ID: 1124);
•
Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements of Companhia Energética de Minas Gerais – Cemig (PCAOB ID: 1448);
•
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting of Companhia Energética de Minas Gerais – Cemig;
•
Audited Consolidated Statement of Financial Position as of December 31, 2023 and 2022;
•
Audited Consolidated Statement of Income for the years ended December 31, 2023, 2022 and 2021;
•
Audited Consolidated Statement of Comprehensive Income for the years ended December 31, 2023, 2022 and 2021;
•
Audited Consolidated Statement of Changes in Equity for the years ended December 31, 2023, 2022 and 2021;
•
Audited Consolidated Statement of Cash Flow for the years ended December 31, 2023, 2022 and 2021;
•
Notes to the Consolidated Financial Statements;

ANNUAL REPORT AND FORM 20-F | 2023	171

Item 19. Exhibits

The following documents are included as exhibits to this annual report:

No.	Description
1	Corporate by-laws of CEMIG, as amended and in effect since December 11, 2023.
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

ANNUAL REPORT AND FORM 20-F | 2023	172

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

ANNUAL REPORT AND FORM 20-F | 2023	173

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

4.36	Excerpts from concession contracts for energy generation Nos. 8, 9, 10, 11, 12, 13, 14, 15 and 16 between the Mining and Energy Ministry and CEMIG GT.
8	List of Subsidiaries (incorporated by reference to Exhibit 8 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15224)).
11	Statement of Ethical Principles and Code of Professional Conduct (incorporated by reference to Exhibit 11 to our Form 20-F filed on May 17, 2022 (File No. 1-15224)).
12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2024.
12.2	Chief Officer for Finance and Investor Relations Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2024.
13.1	Chief Executive Officer Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2024.
13.2	Chief Officer for Finance and Investor Relations Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2024.
97.1	Policy for the Recovery of Erroneously Awarded Compensation.
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

ANNUAL REPORT AND FORM 20-F | 2023	174

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Date: April 30, 2024.

By:	/s/ Reynaldo Passanezi Filho

Name: Reynaldo Passanezi Filho
Title: Chief Executive Officer

By:	/s/ Leonardo George de Magalhães

Name: Leonardo George de Magalhães
Title: Chief Officer for Finance and Investor Relations

ANNUAL REPORT AND FORM 20-F | 2023	175

ANNUAL REPORT AND FORM 20-F | 2023	4

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Companhia Energética de Minas Gerais - CEMIG;

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Companhia Energética de Minas Gerais – CEMIG and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two‑year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two‑year period ended December 31, 2023, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 30, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Investments in the infrastructure of the energy distribution concession

As discussed in notes 13, 14 and 17 of the consolidated financial statements, the Company has R$ 1,881 million, R$ 3,431 million and R$ 12,099 million of concession financial assets, contract assets and intangible assets, respectively, as of December 31, 2023. These assets relate to investments in energy distribution infrastructure made as part of the Company’s energy distribution concession contracts. The Company recognizes expenditures on energy distribution infrastructure as a contract asset during the construction period when the Company believes that the grantor will subsequently accept those expenditures as eligible investments in the expansion of, or for improvements to, the

ANNUAL REPORT AND FORM 20-F | 2023	F-2

infrastructure. When the infrastructure is brought in to use, the Company derecognizes the related contract asset and recognizes either an intangible asset or both an intangible asset and a financial asset. An intangible asset is recognized for the portion of the investment in infrastructure that is expected to be recovered through the tariffs paid by energy consumers. A financial asset, measured at fair value through profit or loss, is recognized for infrastructure that has an expected useful life (as defined by the grantor) greater than the remaining term of the concession contract and the Company estimates its fair value based on the amount expected to be received from the grantor in relation to that infrastructure at the end of the concession term. Periodically, the grantor assesses the expenditures on infrastructure made by the Company, formalizes its acceptance of those expenditures as investments for expansion / improvement of the infrastructure and determines its value for purposes of the tariff process. Subsequent to initial measurement, the Company estimates the fair value of the concession financial assets by making subjective adjustments to historic information related to the infrastructure – either the historic cost or the value for purposes of the tariff process determined by the grantor.

We identified the recognition of contract assets and the subsequent fair value measurement of concession financial assets relating to investments in the expansion of, and improvements to, the energy distribution infrastructure as a critical audit matter. During the construction phase, industry knowledge and auditor judgment was required to evaluate the Company’s assessment of the eligibility of certain expenditures to be recognized as investments in expansion / improvement of the energy distribution infrastructure due to the need to interpret regulatory requirements and decisions. Furthermore, subjective auditor judgment was required to assess the estimate of the fair value of the concession financial assets at the reporting date, specifically, in relation to the adjustments made by management to the historic information when determining the expected amount to be received from the grantor at the end of the concession term.

The following are the primary procedures we performed to address this critical audit matter.

- We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s energy distribution concession investments accounting process. This included controls related to the assessment of the eligibility of the expenditures as investments in expansion / improvement of the energy distribution infrastructure and to the estimate of the fair value of the concession financial assets.

- For a sample of additions to the contract asset that occurred during the year, we evaluated the reasonableness of management’s assessment of their eligibility by considering the regulatory requirements as well as expenditures previously accepted by the grantor as investments in expansion / improvement of the energy distribution infrastructure.

- We evaluated the Company’s ability to accurately estimate the expected amounts to be received from the grantor at the end of the concession terms by comparing the amounts determined by the grantor in the most recent periodic review with the Company’s estimates prior to that review.

- We assessed the reasonableness of the adjustments made by management to the historic information when determining the fair value of the concession financial assets at the reporting date by comparing them to industry practices and publicly available information.

-We checked the accuracy of the Company’s estimate of the fair value of the concession financial assets related to the energy concession infrastructure using information provided by management, including the historic information related to the infrastructure investments and the adjustments made to these.The following are the primary procedures we performed to address this critical audit matter.

- We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s energy distribution concession investments accounting process. This included controls related to the assessment of the eligibility of the expenditures as investments in expansion / improvement of the energy distribution infrastructure and to the estimate of the fair value of the concession financial assets.

- For a sample of additions to the contract asset that occurred during the year, we evaluated the reasonableness of management’s assessment of their eligibility by considering the regulatory requirements as well as expenditures previously accepted by the grantor as investments in expansion / improvement of the energy distribution infrastructure.

ANNUAL REPORT AND FORM 20-F | 2023	F-3

- We evaluated the Company’s ability to accurately estimate the expected amounts to be received from the grantor at the end of the concession terms by comparing the amounts determined by the grantor in the most recent periodic review with the Company’s estimates prior to that review.

- We assessed the reasonableness of the adjustments made by management to the historic information when determining the fair value of the concession financial assets at the reporting date by comparing them to industry practices and publicly available information.

-We checked the accuracy of the Company’s estimate of the fair value of the concession financial assets related to the energy concession infrastructure using information provided by management, including the historic information related to the infrastructure investments and the adjustments made to these.

Measurement of the obligation for defined benefit pension plans and health plan

As discussed in Note 24 to the consolidated financial statements, the Company has post-employment obligations related to its defined benefit pension plans and post-employment health plan of R$ 2,357 million and R$ 3,007 million, respectively, as of December 31, 2023. The measurement of the obligation for the defined benefit pension plans and post-employment health plan is dependent, in part, on the selection of certain actuarial assumptions that require judgment, including: the discount rates; the life expectancy of participants (derived from morality tables); the estimated future salary increases; and the projected real growth of contributions. The Company hired external actuaries to assist with the process of determining the actuarial assumptions and calculating these post-employment obligations.

We identified the measurement of the post-employment obligations related to the Company’s defined benefit pension plans and post-employment health plan as a critical audit matter. Specialized skills and knowledge were required to evaluate the actuarial assumptions, specifically the discount rates, the life expectancy of participants, the estimated future salary increases and the projected real growth of contributions. Additionally, minor changes in the discount rates and the life expectancy of participants could have a significant impact on the measurement of the post-employment obligations.

The following are the primary procedures we performed to address this critical audit matter:

- We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s post-employment obligation measurement process, including controls related to the development of the actuarial assumptions, including the discount rates, the life expectancy of participants, the estimated future salary increases and the projected real growth of contributions.

- We assessed the scope of work, independence, competence, professional qualifications and experiences and objectivity of the external actuaries hired to assist with the measurement of the post-employment obligations.

- We involved actuarial specialists with specialized skills and knowledge, who assisted in evaluating the discount rates, the life expectancy of participants, the estimated future salary increases and the projected real growth of contributions by comparing them to data obtained from external sources.

/s/ KPMG Auditores Independentes Ltda.

We have served as the Company’s auditor since 2022.

Belo Horizonte, Minas Gerais, Brazil
April 30, 2024

ANNUAL REPORT AND FORM 20-F | 2023	F-4

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Companhia Energética de Minas Gerais – CEMIG

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of income, comprehensive income, changes in equity and cash flows of Companhia Energética de Minas Gerais – CEMIG (the Company) for the year ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2021, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Ernst & Young Auditores Independentes S/S Ltda.

We have served as the Company‘s auditor from 2017 to 2021.

Belo Horizonte, Brazil

May 16, 2022

ANNUAL REPORT AND FORM 20-F | 2023	F-5

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Companhia Energética de Minas Gerais – CEMIG;

Opinion on Internal Control Over Financial Reporting

We have audited Companhia Energética de Minas Gerais – CEMIG and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes collectively, the consolidated financial statements, and our report dated April 30, 2024, expressed an unqualified opinion on those consolidated financial statements.

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

ANNUAL REPORT AND FORM 20-F | 2023	F-6

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG Auditores Independentes Ltda.

Belo Horizonte - Minas Gerais, Brazil
April 30, 2024

ANNUAL REPORT AND FORM 20-F | 2023	F-7

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2023 and 2022

Assets

(in millions of reais)	Note	2023	2022
CURRENT
Cash and cash equivalents	6	1,537	1,441
Marketable securities	7	774	1,745
Receivables from customers	8	5,434	4,769
Concession financial assets	13	814	1,055
Concession contract assets	14	850	728
Recoverable taxes	9	635	1,917
Income tax and social contribution tax credits	10a	411	775
Derivative financial instruments - Swap	31b	368	-
Dividends receivables	30	50	146
Public lighting contribution		261	207
Other assets		677	682

		11,811	13,465

Assets classified as held for sale		58	-

TOTAL CURRENT		11,869	13,465

NON-CURRENT

Marketable securities	7	-	134
Receivables from customers	8	43	43
Recoverable taxes	9	1,319	1,358
Income tax and social contribution tax recoverable	10a	445	173
Deferred income tax and social contribution tax	10c	3,045	3,120
Escrow deposits	11	1,243	1,207
Derivative financial instruments – Swap	31b	-	703
Accounts receivable from the State of Minas Gerais	30	13	13
Concession financial assets	13	5,726	4,938
Concession contract assets	14	7,676	5,976
Investments – Equity method	15	4,632	5,107
Property, plant and equipment	16	3,256	2,410
Intangible assets	17	15,249	14,621
Leasing – right-of-use assets	18a	398	329
Other assets		86	74

TOTAL NON-CURRENT		43,131	40,206

TOTAL ASSETS		55,000	53,671

The Notes are an integral part of these Consolidated Financial Statements.

ANNUAL REPORT AND FORM 20-F | 2023	F-8

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2023 and 2022

Liabilities- and Equity

(in millions of reais)	Note	2023	2022
CURRENT
Suppliers	19	3,017	2,832
Regulatory charges	22	487	510
Profit sharing		165	105
Taxes payable	20	644	544
Income tax and social contribution tax	10b	111	240
Interest on equity and dividends payable	26f	2,924	1,863
Loans and debentures	21	2,630	955
Payroll and related charges		239	260
Public lighting contribution		425	312
Accounts payable related to energy generated by residential consumers		705	455
Post-employment obligations	24	329	388
PIS/Pasep and Cofins taxes to be refunded to customers	20	854	1,496
Derivative financial instruments – Swaps	31b	-	91
Derivative financial instruments - Put options SAAG	31b	-	672
Lease liabilities	18b	79	57
Other liabilities		484	423

TOTAL CURRENT		13,093	11,203

NON-CURRENT
Regulatory charges	22	90	65
Loans and debentures	21	7,201	9,626
Taxes payable	20	362	370
Deferred income tax and social contribution tax	10c	1,112	932
Provisions	25	2,200	2,029
Post-employment obligations	24	5,088	5,304
PIS/Pasep and Cofins taxes to be refunded to customers	20	664	1,808
Lease liabilities	18b	354	297
Other liabilities		180	253

TOTAL NON-CURRENT		17,251	20,684

TOTAL LIABILITIES		30,344	31,887

EQUITY	26
Share capital		11,007	11,007
Capital reserves		2,250	2,250
Profit reserves		13,041	10,395
Other comprehensive Income		(1,648)	(1,874)

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		24,650	21,778

NON-CONTROLLING INTERESTS		6	6

TOTAL EQUITY		24,656	21,784

TOTAL LIABILITIES AND EQUITY		55,000	53,671

The Notes are an integral part of these Consolidated Financial Statements.

ANNUAL REPORT AND FORM 20-F | 2023	F-9

CONSOLIDATED STATEMENT OF INCOME

For the years ended December 31, 2023, 2022 and 2021

(in millions of reais, except earnings per share)	Note	2023	2022	2021
REVENUE	27	36,850	34,463	33,646

COSTS
Cost of energy and gas	28a	(19,822)	(20,020)	(21,449)
Infrastructure construction cost	28b	(4,072)	(3,536)	(2,036)
Costs of operation	28c	(4,572)	(4,095)	(3,438)

		(28,466)	(27,651)	(26,923)

GROSS PROFIT		8,384	6,812	6,723

EXPENSES	28c
Expected credit losses		(175)	(109)	(144)
General and administrative expenses		(707)	(789)	(572)
Other expenses, net		(713)	(1,076)	(489)

		(1,595)	(1,974)	(1,205)

Periodic tariff review, net		-	-	215
Renegotiation of hydrological risk (Law 14,052/20), net		-	-	1,032
Bargain purchase	15	-	5	4
Fair value adjustments of investments	15	9	-	-
Share of profit, net, of affiliates, subsidiaries and joint ventures	16	432	843	182

Income before financial revenue (expenses) and taxes		7,230	5,686	6,951

Finance income	29	1,272	1,500	844
Finance expenses	29	(1,651)	(3,066)	(3,096)

		(379)	(1,566)	(2,252)

Income before income tax and social contribution tax		6,851	4,120	4,699

Current income tax and social contribution tax	10d	(943)	(950)	(1,156)
Deferred income tax and social contribution tax	10d	(141)	924	210

		(1,084)	(26)	(946)

NET INCOME FOR THE YEAR		5,767	4,094	3,753
Total of net income for the year attributed to:
Equity holders of the parent		5,764	4,092	3,751
Non-controlling interests		3	2	2

		5,767	4,094	3,753

Basic and diluted earnings per preferred share – R$	26	2.62	1.86	1.70
Basic and diluted earnings per common share – R$	26	2.62	1.86	1.70

The Notes are an integral part of these Consolidated Financial Statements.

ANNUAL REPORT AND FORM 20-F | 2023	F-10

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the years ended December 31, 2023, 2022 and 2021

(in millions of reais)	2023	2022	2021
NET INCOME FOR THE YEAR	5,767	4,094	3,753

OTHER COMPREHENSIVE INCOME
Items not to be reclassified to profit or loss in subsequent periods
Post retirement liabilities – remeasurement of obligations of the defined benefit plans	351	697	301
Income tax and social contribution tax on remeasurement of defined benefit plans	(119)	(237)	(102)
Other	-	1	-

	232	461	199

COMPREHENSIVE INCOME FOR THE YEAR	5,999	4,555	3,952

Total of comprehensive income for the year attributed to:
Equity holders of the parent	5,996	4,553	3,950
Non-controlling interests	3	2	2

	5,999	4,555	3,952

The Notes are an integral part of these Consolidated Financial Statements.

ANNUAL REPORT AND FORM 20-F | 2023	F-11

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended December 31, 2023, 2022 and 2021

(in millions of reais, except where otherwise indicated)	Share capital	Capital reserves	Profit reserves	Equity valuation adjustments	Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Equity
AS OF DECEMBER 31, 2022	11,007	2,250	10,395	(1,874)	—	21,778	6	21,784

Net income for the year	-	-	-	-	5,764	5,764	3	5,767
Adjustment of actuarial liabilities – restatement of obligations of the defined benefit plans, net of taxes	-	-	-	232	-	232	-	232
Other comprehensive income
Realization of PP&E deemed cost	-	-	-	(6)	6	-	-	-
Tax incentives reserve (Note 26)	-	-	63	-	(63)	-	-	-
Legal reserve (Note 26)	-	-	288	-	(288)	-	-	-
Retained earnings reserve (Note 26)	-	-	2,295	-	(2,295)	-	-	-
Reversal of unrealized Earnings Reserve	-	-	(835)	-	-	(835)	-	(835)
Constitution of unrealized Earnings Reserve	-	-	835	-	-	835	-	835
Proposed dividends	-	-	-	-	(3,124)	(3,124)	-	(3,124)
Non-controlling Interests	-	-	-	-	-	-	(3)	(3)

AS OF DECEMBER 31, 2023	11,007	2,250	13,041	(1,648)	-	24,650	6	24,656

	Share capital	Capital reserves	Profit reserves	Equity valuation adjustments	Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Equity
AS OF DECEMBER 31, 2021	8,467	2,250	10,948	(2,208)	-	19,457	5	19,462

Subscription of capital	2,540	-	(2,540)	-	-	-	-	-
Net income for the year	-	-	-	-	4,092	4,092	2	4,094
Other comprehensive income	-	-	-	461	-	461	(1)	460
Realization of PP&E deemed cost	-	-	-	(127)	127	-	-	-
Tax incentives reserve	-	-	26	-	(26)	-	-	-
Legal reserve (Note 26)	-	-	205	-	(205)	-	-	-
Retained earnings reserve (Note 26)	-	-	1,756	-	(1,756)	-	-	-
Proposed dividends	-	-	-	-	(2,232)	(2,232)	-	(2,232)

AS OF DECEMBER 31, 2022	11,007	2,250	10,395	(1,874)	-	21,778	6	21,784

	Share capital	Capital reserves	Profit reserves	Equity valuation adjustments	Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Equity
AS OF DECEMBER 31, 2020	7,594	2,250	10,061	(2,431)	-	17,474	4	17,478

Subscription of capital	873	-	(873)	-	-	-	-	-
Net income for the year	-	-	-	-	3,751	3,751	2	3,753
Other comprehensive income	-	-	-	199	-	199	-	199
Actuarial losses reclassified (Note 26c)	-	-	-	39	(39)	-	-	-
Realization of PP&E deemed cost	-	-	-	(15)	15	-	-	-
Tax incentives reserve	-	-	21	-	(21)	-	-	-
Legal reserve (Note 26)	-	-	187	-	(187)	-	-	-
Retained earnings reserve (Note 26)	-	-	1,552	-	(1,552)	-	-	-
Proposed dividends	-	-	-	-	(1,967)	(1,967)	-	(1,967)
Non-controlling Interests	-	-	-	-	-	-	(1)	(1)

AS OF DECEMBER 31, 2021	8,467	2,250	10,948	(2,208)	-	19,457	5	19,462

The Notes are an integral part of these Consolidated Financial Statements.

ANNUAL REPORT AND FORM 20-F | 2023	F-12

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2023, 2022 and 2021

(in millions of reais)	Note	2023	2022	2021
CASH FLOW FROM OPERATIONS
Net income for the year		5,767	4,094	3,753
Adjustments to reconcile net income to net cash flows:
Deferred income tax and social contribution tax	10	1,084	26	(210)
Depreciation and amortization	28	1,274	1,182	1,049
Loss on write-off of net residual value of unrecoverable concession financial assets, concessional contract asset, PP&E and Intangible assets		97	74	47
Fair value adjustment of financial assets		-	172	-
Renegotiation of hydrological risk costs (Law 14,052/20), net	18	-	-	(1,032)
Write off related to contractual securities	14	(8)	1	11
Bargain purchase		-	(5)	(4)
Discount and premium on repurchase of debt securities		-	47	491
Share of loss (gain), net, of subsidiaries and joint ventures	15	(432)	(843)	(182)
Remeasuring of concession financial and concession contract assets		(1,246)	(1,245)	(1,306)
Periodic Tariff Review adjustments		-	-	(237)
Interest and monetary variation	29	676	493	1,381
Exchange variation on loans, financing and debentures	29	(277)	(338)	353
Reimbursement of PIS/Pasep and Cofins over ICMS credits to customers – Realization		(1,909)	(2,360)	(1,317)
Gain on sale of non-current asset held for sale		(319)	(52)	(109)
Transaction costs	22	14	7	20
Expected credit losses	28	175	109	-
Provision for contingencies	25	360	342	375
Other provisions		59	(18)	-
Net gain on derivative instruments at fair value through profit or loss	31	177	438	538
CVA (Parcel A items Compensation) Account and Other financial components in tariff adjustments	14	213	1,147	(2,146)
Post-employment obligations	24	611	666	86
Other		(46)	130	(24)

		6,270	4,067	1,537
Increase (decrease) in assets
Receivables from customers	8	(839)	(440)	(90)
CVA and Other financial components in tariff adjustments	14	-	191	15
Recoverable taxes	9	175	2,490	1,668
Income tax and social contribution tax credits	10	6	149	(555)
Escrow deposits	12	45	31	(70)
Dividends received from investees		592	708	499
Contractual assets and concession financial assets	14	905	620	713
Other		154	87	(267)

		1,038	3,836	1,913

ANNUAL REPORT AND FORM 20-F | 2023	F-13

Increase (decrease) in liabilities
Suppliers	20	185	149	325
Taxes payable	21	778	408	5
Income tax and social contribution tax payable	10	-	50	1,206
Payroll and related charges		(21)	35	12
Regulatory charges	22	2	(240)	78
Post-employment obligations	24	(535)	(482)	(422)
PIS/Pasep and Cofins over ICMS credits to customers		249	219	-
Other		(40)	(200)	101

		618	(61)	1,305

Cash generated by operating activities		7,926	7,842	4,755

Interest received		328	291	-
Interest paid on loans, financing and debentures	19	(1,026)	(1,010)	(1,589)
Interest paid on lease contracts		(5)	(4)	(3)
Income tax and social contribution tax paid	31	(601)	(704)	(500)
Cash inflows from settlement of derivatives instruments		24	129	1,022

NET CASH FLOWS FROM OPERATING ACTIVITIES		6,646	6,544	3,685

INVESTING ACTIVITIES
Investments in marketable securities		(11,238)	(14,152)	-
Redemptions in marketable securities		12,360	14,420	2,047
Restricted cash		-	-	43
Acquisition of equity investees		(37)	(52)	(56)
Arising from the sale of equity interest, net of costs of sales		669	52	1,367
Settlement of put option		(780)	-	-
Acquisition of property, plant and equipment	17	(1,076)	(173)	(182)
Acquisition of intangible assets	18	(188)	(119)	(51)
Contract assets – distribution of gas and energy infrastructure	15	(3,679)	(3,112)	(1,798)

NET CASH PROVIDE BY/ USED IN INVESTING ACTIVITIES		(3,969)	(3,136)	1,370

FINANCING ACTIVITIES
Proceeds from loans and debentures	22	1,988	1,981	13
Interest on capital and dividends paid		(1,823)	(2,094)	(1,416)
Payment of loans and debentures	22	(2,679)	(2,613)	(4,437)
Leasing liabilities paid	19	(67)	(66)	(70)

NET CASH FLOWS USED IN FINANCING ACTIVITIES		(2,581)	(2,792)	(5,910)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS FOR THE YEAR		96	616	(855)

Cash and cash equivalents at the beginning of the year	6	1,441	825	1,680
Cash and cash equivalents at the end of the year	6	1,537	1,441	825

The Notes are an integral part of these Consolidated Financial Statements.

ANNUAL REPORT AND FORM 20-F | 2023	F-14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and 2022 and for the years ended on December 31, 2023, 2022 and 2021

(in millions of reais - R$ MN - except where otherwise indicated)

1.
OPERATING CONTEXT

The Company

Companhia Energética de Minas Gerais (‘CEMIG’, 'Group', or ‘Company’) is a listed corporation registered in the Brazilian Registry of Corporate Taxpayers (‘CNPJ’) under No. 17.155.730/0001-64, with shares traded on the São Paulo Stock Exchange (‘B3’) at Corporate Governance Level 1; on the New York Stock Exchange (‘NYSE’); and on the stock exchange of Madrid (‘Latibex’).

The Company is an entity domiciled in Brazil, with head office in Belo Horizonte/MG. Constituted to operate in the commercialization of electric power and as holding company, with interests in subsidiaries or jointly controlled entities, whose objects are: construction and operation of systems for generation, transformation, transmission, distribution and sale of energy, and also activities in the various fields of energy sector, including gas distribution, provision of distributed generation services and energy efficiency solutions, for the purpose of commercial operation.

The Company's financial statements comprise the Company and its subsidiaries.

On December 31, 2023 the Company had negative consolidated working capital (as defined as consolidated current assets less consolidated current liabilities) of R$1,249. Management monitors the Company’s cash flow, and for this purpose assesses measures to be taken the Company's management monitors its cash flow and, in this regard, assesses measures aimed at aligning its current financial position with levels deemed appropriate to meet its needs.

The Company estimates that the cash balances, and cash flow from operations and financing activities, are sufficient to meet the needs for working capital, investments, debt servicing, and other cash needs in the next 12 months. The Company also has existing credit lines at the financial institutions with which it operates.

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

Shareholding interests

CEMIG holds equity interests in the following subsidiaries, jointly controlled entities and affiliates, all of which principal activities are construction and operation of systems of generation, distribution and sale of energy and gas:

Investments	% share	Description
Subsidiaries
Cemig Geração e Transmissão S.A. (“Cemig GT” ou “Cemig Geração e Transmissão”)	100.00

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

Cemig Baguari Energia S.A. (“Cemig Baguari“)	100.00

Production and commercialization of electricity under an independent production regime and participation in other companies or consortia whose purpose is the production and commercialization of electricity in future projects.

Cemig Geração Itutinga S.A (“Cemig Geração Itutinga”)	100.00

A public limited company, a wholly-owned subsidiary of the Company, its purpose is to produce and sell electricity, as a public service concessionaire, through the operation of the Itutinga Power Station, as well as to sell electricity on the free trading market.

Cemig Geração Camargos S.A (“Cemig Geração Camargos”)	100.00

A public limited company, a wholly-owned subsidiary of the Company, its purpose is to produce and sell electricity, as a public service concessionaire, through the operation of the Camargos Power Station, as well as to sell electricity on the free trading market.

ANNUAL REPORT AND FORM 20-F | 2023	F-15

Investments	% share	Description
Cemig Geração Sul S.A (“Cemig Geração Sul”)	100.00

A public limited company, a wholly-owned subsidiary of the Company, its purpose is to produce and sell electricity, as a public service concessionaire, through the operation of the Coronel Domiciano, Marmelos, Joasal, Paciência and Piau SHPs, as well as to sell electricity on the free trading market.

Cemig Geração Leste S.A (“Cemig Geração Leste”)	100.00

A corporation, a wholly-owned subsidiary of the Company, its purpose is to produce and sell electricity, as a public service concessionaire, through the operation of the Dona Rita, Sinceridade, Neblina, Ervália, Tronqueiras and Peti SHPs, as well as to sell electricity on the free trading market.

Cemig Geração Oeste S.A (“Cemig Geração Oeste”)	100.00

A public limited company, a wholly-owned subsidiary of the Company, its purpose is to produce and sell electricity, as a public service concessionaire, through the operation of the Gafanhoto, Cajuru and Martins SHPs, as well as to sell electricity on the free trading market.

Rosal Energia S.A. (“Rosal”)	100.00

Production and sale of electricity, as a public electricity service concessionaire, through the Rosal Hydroelectric Power Plant, located on the border between the states of Rio de Janeiro and Espírito Santo.

Sá Carvalho S.A. (“Sá Carvalho”)	100.00

Production and sale of electricity, as a public electricity service concessionaire, through the Sá Carvalho Hydroelectric Power Plant, located on the Piracicaba River, in the municipality of Antônio Dias, in the state of Minas Gerais.

Horizontes Energia S.A. (“Horizontes”)	100.00

Generation and sale of electricity, under an independent production regime, through the Machado Mineiro and Salto do Paraopeba Hydroelectric Power Plants, located in the state of Minas Gerais, and Salto Voltão and Salto do Passo Velho, located in the state of Santa Catarina, in addition to the sale of electricity at the Electricity Trading Chamber ("CCEE").

Cemig PCH S.A. (“Cemig PCH”)	100.00

Production and sale of electricity under an independent production regime, through the Pai Joaquim Hydroelectric Power Plant, located on the Araguari River, in the municipalities of Sacramento and Santa Juliana, in the state of Minas Gerais.

Cemig Trading S.A. (“Cemig Trading”)	100.00	Marketing and intermediation of energy-related business.
Empresa de Serviços e Comercialização de Energia Elétrica S.A. (“ESCEE”)	100.00	Marketing and intermediation of energy-related business.
Cemig Geração Poço Fundo S.A. (“Poço Fundo”)	100.00

Production and sale of electricity, under an independent production regime, through the Poço Fundo hydroelectric plant, located on the Machado River, in the municipality of Poço Fundo, in the state of Minas Gerais.

Central Eólica Praias de Parajuru S.A. (“Central Eólica Praias de Parajuru”)	100.00

Generation and sale of electricity through a wind farm located in the municipality of Beberibe, in the state of Ceará. It has 19 wind turbines, with towers 85 m high. All its energy is sold through Proinfa.

Central Eólica Volta do Rio S.A. (“Central Eólica Volta do Rio”)	100.00

Generation and sale of electricity through the wind farm located in the municipality of Acaraú, in the state of Ceará. It has 28 wind turbines with 65-meter-high towers. All its energy is sold through Proinfa.

Cemig Distribuição S.A. (“Cemig D” ou “Cemig Distribuição”)	100.00	Operation of electricity distribution through networks and distribution lines in practically the entire state of Minas Gerais.
Companhia de Gás de Minas Gerais (“Gasmig”)	100.00	Acquisition, transportation and distribution of fuel gas or by-products and derivatives, through a gas distribution concession in the state of Minas Gerais.
Cemig Sim	100.00

A wholly owned subsidiary of CEMIG that operates in distributed generation and energy solutions, with investments in the acquisition of photovoltaic plants. Currently CEMIG SIM has reached 14,000 customers, providing energy efficiency, optimization and solution services, through studies and project execution, as well as operation and maintenance services for energy supply facilities.

Companhia de Transmissão Centroeste de Minas (“Centroeste”)	100.00	Construction, implementation, operation and maintenance of electricity transmission facilities in the National Interconnected System.
Sete Lagoas Transmissora de Energia S.A. (“Sete Lagoas”)	100.00

Operation of public electricity transmission service concessions, provided through the construction, operation and maintenance of electricity transmission facilities at the Sete Lagoas 4 Substation, in the municipality of Sete Lagoas, Minas Gerais.

Photovoltaic power plants (1)	100.00	Photovoltaic solar power generation for the distributed generation market.
Jointly Controlled Entities
Guanhães Energia S.A. (“Guanhães Energia”)	49.00

Production and sale of electricity through the implementation and operation of the Dores de Guanhães; Senhora do Porto; and Jacaré Small Hydroelectric Power Plants, located in the municipality of Dores de Guanhães; and Fortuna II, located in the municipality of Virginópolis. All in the state of Minas Gerais.

Paracambi Energética S.A. ("Paracambi")	49.00

Independent production of electricity, through the implementation and exploitation of the hydraulic potential called PCH Paracambi, located on the Ribeirão das Lages river in the municipality of Paracambi/RJ.

Usina Hidrelétrica Itaocara S.A. (“Itaocara”)	49.00	The UHE Itaocara Consortium, formed by Cemig GT and Itaocara Energia (Light Group), is responsible for building the Itaocara I Hydroelectric Power Plant (UHE Itaocara I).
Hidrelétrica Cachoeirão S.A. (“Cachoeirão”)	49.00	Production and sale of electricity, under an independent production regime, through the Cachoeirão Hydroelectric Power Plant, located in Pocrane/MG.

ANNUAL REPORT AND FORM 20-F | 2023	F-16

Investments	% share	Description
Hidrelétrica Pipoca S.A. (“Pipoca”)	49.00

Independent production of electricity, through the implementation and exploitation of the hydraulic potential called PCH Pipoca, located on the Manhuaçu River, in the municipalities of Caratinga and Ipanema/MG.

Amazônia Energia Participações S.A (“Amazônia Energia”)	74.50

Special-purpose company (SPE), created by the Company, which holds a 74.50% stake, and Light, which holds the remaining 25.50%, for the purpose of acquiring a 9.77% stake in Norte Energia S.A. ("NESA"), the company that holds the concession for the Belo Monte Hydroelectric Power Plant ("Belo Monte HPP"), on the Xingu River, located in the state of Pará.

Aliança Norte Energia Participações S.A. (“Aliança Norte”)	49.00

Special-purpose company (SPE), set up by the Company, which holds a 49.00% stake, and Vale S.A., which holds the remaining 51.00%, for the purpose of acquiring a 9.00% stake in Norte Energia S.A. ("NESA"), the company that holds the concession for the Belo Monte Hydroelectric Power Plant ("Belo Monte HPP"), on the Xingu River, located in the state of Pará.

Aliança Geração de Energia S.A. (“Aliança”)	45.00

Private limited company created by the Company and Vale S.A. to become a platform for consolidating generation assets held by the parties in generation consortia and investments in future electricity generation projects. Vale S.A. and the Company hold 55.00% and 45.00% of the total capital, respectively.

Transmissora Aliança de Energia Elétrica S.A. (“Taesa”)	21.68	Construction, implementation, operation and maintenance of electricity transmission facilities in all regions of the country, directly and through participation in investees.

FV Janaúba Geração de Energia Elétrica Distribuída SA

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

UFV Mirabela Geração de Energia Elétrica Distribuída SA,

UFV Porteirinha Geração de Energia Elétrica Distribuída SA,

UFV Porteirinha II Geração de Energia Elétrica Distribuída SA e

UFV Brasilândia Geração de Energia Elétrica Distribuída S.A.

Apolo I Empreendimentos e Energia S.A.

G2 Campo Lindo I Energia S.A.

G2 Campo Lindo II Energia S.A.

G2 Olaria I Energia S.A.

UFV Fazenda Prudente SPE LTDA

	49.00	Photovoltaic solar power generation for the distributed generation market.

2.
CONCESSIONS AND AUTHORIZATIONS

CEMIG, through its subsidiaries, holds the following public service concessions and authorizations:

	Company holding concession or authorization	Concession or authorization contract	Expiration date
POWER GENERATION

Hydroelectric plants
Theodomiro Carneiro Santiago (1) (5) (7)	Cemig GT	07/1997	05/2027
Nova Ponte (1) (7)	Cemig GT	07/1997	08/2027
Santa Luzia (1)	Cemig GT	07/1997	02/2026
Sá Carvalho (1) (8)	Sá Carvalho	01/2004	08/2026
Rosal (1)	Rosal Energia	01/1997	12/2035

ANNUAL REPORT AND FORM 20-F | 2023	F-17

	Company holding concession or authorization	Concession or authorization contract	Expiration date
Machado Mineiro (1) (10) Salto Voltão (1) (6) Salto Paraopeba (1) (6) Salto do Passo Velho (1) (6)	Horizontes Energia	Resolution 331/2002	05/2027 06/2033 10/2030 03/2031
PCH Pai Joaquim (1)	Cemig PCH S.A. (“Cemig PCH”)	Authorizing Resolution 377/2005	04/2032
Irapé (1)	Cemig GT	14/2000	09/2037
Queimado (Consortium) (1)	Cemig GT	06/1997	06/2034
Rio de Pedras (1) (6)	Cemig GT	02/2013	12/2025
Poço Fundo (1)	Cemig Geração Poço Fundo S.A. (“Cemig Geração Poço Fundo”)	01/2021	05/2052
São Bernardo (1) (6)	Cemig GT	02/2013	06/2027
Três Marias (2) (9)	Cemig Geração Três Marias S.A. (“Cemig Geração Três Marias”)	08/2016	01/2053
Salto Grande (2) (9)	Cemig Geração Salto Grande S.A. (“Cemig Geração Salto Grande”)	09/2016	01/2053
Itutinga (2)	Cemig Geração Itutinga S.A. (“Cemig Geração Itutinga”)	10/2016	01/2053
Camargos (2)	Cemig Geração Camargos S.A. (“Cemig Geração Camargos”)	11/2016	01/2053
Coronel Domiciano (2) Joasal, Marmelos, Paciência and Piau (2)	Cemig Geração Sul S.A. (“Cemig Geração Sul”)	12/2016 and 13/2016	04/2047 01/2053
Dona Rita (2) Ervália (2) Neblina (2) Peti (2) Sinceridade (2) Tronqueiras (2)	Cemig Geração Leste S.A. (“Cemig Geração Leste”)	14/2016 and 15/2016	07/2050 04/2047 01/2053 03/2047 12/2046
Cajurú, Gafanhoto and Martins (2)	Cemig Geração Oeste S.A. (“Cemig Geração Oeste”)	16/2016	01/2053

Wind power plants
Central Geradora Eólica Praias de Parajuru (3)	Central Eólica Praias de Parajuru (“Parajuru”)	Resolution 526/2002	09/2032
Central Geradora Eólica Volta do Rio (3)	Central Eólica Volta do Rio (“Volta do Rio”)	Resolution 660/2001	01/2031

Photovoltaic power plants
UFV Mineirão	Cemig GT	-	-

POWER TRANSMISSION
National grid (4)	Cemig GT	006/1997	01/2043
Itajubá Substation (4)	Cemig GT	79/2000	10/2030
Furnas - Pimenta - Transmission line (4)	Companhia de Transmissão Centroeste de Minas S.A. (“Centroeste”)	004/2005	03/2035
Subestação Sete Lagoas 4 (4)	Sete Lagoas	006/2011	06/2041

ENERGY DISTRIBUTION	Cemig D	002/1997 003/1997 004/1997 005/1997	12/2045

GAS DISTRIBUTION	Gasmig	State Law 11,021/1993	01/2053

ANNUAL REPORT AND FORM 20-F | 2023	F-18

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
(3)
Refer to concessions, by means of authorization, of wind power generation in the independent production modality, commercialized in the scope of Proinfa. The assets linked to the exploration right are registered in fixed assets. The exploration authorization rights, which are considered in the parent company's financial statements as investments, are classified in the consolidated balance sheet as intangible assets.
(4)
These refer to power transmission concession agreements which, in accordance with IFRS 15, are classified as contract assets as they are subject to the satisfaction of performance obligations in the provision of the electric energy transmission service.
(5)
On March 17, 2023, ANEEL Order 738 was published, registering the change of name of the Emborcação HPP to Theodomiro Carneiro Santiago HPP.
(6)
On August 10, 2023, the Company held a public auction for the sale in a single lot of 15 SHPPs/CGHs, 12 of which are Cemig GT assets and 3 of which are owned by the wholly owned subsidiary Horizontes. On January 10, 2024, ANEEL transferred the ownership of the authorization grants for the exploration of the Salto Voltão, Salto do Passo Velho and Salto do Paraopeba SHPs, from Horizontes to Mang, through Order 62. On February 6, 2024, ANEEL authorized the transfer of the concessions of the Rio de Pedras and São Bernardo SHPs from Cemig GT to Mang Participações, through REA 15,094. On 29 February 2024, the divestment was completed, after all conditions precedent of the VCA had been fulfilled. Further details can be found in note 32: Assets classified as held for sale.
(7)
In July 2023, the Company reaffirmed its interest in extending the concessions for the Theodomiro Carneiro Santiago and Nova Ponte HPPs under the Physical Guarantee Quota regime, and in November 2023, it filed its expression of interest in extending these concessions by transferring control of the plants.
(8)
In February 2023, in order to guarantee its right to apply for a new concession, the Company filed its expression of interest in extending the concession of the Sá Carvalho HPP, through the transfer of shareholder control of its wholly-owned subsidiary Sá Carvalho, and, in July 2023, through the Physical Guarantee Quota regime.
(9)
On January 24, 2023, ANEEL decided to approve the transfer of the concessions for the Três Marias and Salto Grande hydroelectric plants to Cemig GT. On May 31, 2023, the merger was approved at the Company's Extraordinary General Meeting - AGE, at book value, with the consequent extinction of the investees as of May 31, 2023.
(10)
On February 20, 2024, ANEEL transferred the authorization of the Machado Mineiro SHP from Horizontes Energia S.A. (Horizontes Energia) to Cemig GT, through Order 504/2024.

ANNUAL REPORT AND FORM 20-F | 2023	F-19

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

Statement of interest in extension of concession

To guarantee its right to request a new grant of concessions for plants whose current concessions terminate in 2026 and 2027, Cemig GT filed Statements of Interest in relation to extension of the concession of the Sá Carvalho hydroelectric plant: (a) through transfer of stockholding control of its wholly-owned subsidiary Sá Carvalho, as per Decree 9271/2018, in February 2023; and (b) in July 2023, under the regime of Physical Guarantee Quotas as per Law 12783/2013.

Cemig GT reiterates that the sole objective of these statements of interest is to ensure its right to a potential extension of Concession Contract 01/2004, for up to 30 years, at the option of the concession-granting power, in accordance with the legislation – which still contains some matters of condition yet to be decided by the Mining and Energy Ministry.

Additionally, in the correspondence sent to the Mining and Energy Ministry and to ANEEL in July 2023, the Cemig GT reaffirmed its interest in extension, under the Physical Guarantee Quotas regime, of the concessions of the Emborcação and Nova Ponte hydroelectric plants (Concession Contract 07/1997).

Cemig GT emphasizes that this statement of interest is of a non-binding nature, its objective being to ensure that it has the right to any extension of Concession Contract 01/2004, and to reaffirm the same interest in Concession Contract 07/1997. Any decision on the subject will only take place after publication by the Brazilian Mining and Energy Ministry and by the Brazilian electricity regulator, ANEEL, of all the conditions for extension of the concessions, which will be submitted to decision by Cemig’s governance bodies.

Cemig GT further clarifies that this statement of interest will not suspend analysis of any legal alternatives which may be in progress for the extension of the concessions in question.

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

Transmission Auction 02/2022

The Cemig GT won the auction for Lot 1 of ANEEL Transmission Auction 2/2022, held on December 16, 2022: the contract for the new 165-kilometer 230kV Governador Valadares 6 - Verona high voltage transmission line. The Company’s bid was for RAP of approximately R$17 million. The deadline for start of operation is March 30, 2028, and the concession is for 30 years.

ANNUAL REPORT AND FORM 20-F | 2023	F-20

On April 13, 2023 the Board of Directors approved transfer of funds totaling R$222 by the Cemig GT into the investee Centroeste over the period from March 2023 to June 2026, depending on the needs and cash generation of Centroeste. The objective is construction of the 230 kV Governador Valadares 6 – Verona transmission line, which will be operated by Centroeste. The expected start date for construction is January, 2025.

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
•
Limitation of in the distribution of dividends and/or payment of Interest on Equity to the minimum established by law, in the event of non-compliance with the annual indicators for outages (DECi and FECi) for two consecutive years, or three times in a period of five years, until the regulatory parameters are restored.

ANNUAL REPORT AND FORM 20-F | 2023	F-21

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

Periodic Tariff Review

On May 23, 2023, ANEEL approved the result of Cemig D's Periodic Tariff Review, according to Resolution No. 3,202/2023. The approved result represented an average tariff adjustment of 13.27% for consumers, 8.94% on average for Group A (high and medium voltage) and 15.55% on average for Group B (low voltage).

Voltage level	Average effect on consumers
High and medium voltage - Group A	8.94%
Low voltage - Group B	15.55%
Average adjustment	13.27%

The readjustment percentage corresponding to costs manageable by the Company (Parcel B) was 0.66%, and the remaining percentage of 12.61% has zero economic effect for the Company, not impacting its profitability, as they represent direct transfers within the tariff and refer to the following items: (i) a 5.09% increase in non-manageable costs (Parcel A), related to the purchase of energy, transmission, sector charges and irrecoverable revenues, and; (ii) 7.52% relating to the financial items that make up the tariff. This adjustment will take effect from May 28, 2023 until May 27, 2024.

Due to the approval of the result of Cemig D's 5th Periodic Tariff Review (RTP) cycle, the update of the financial asset had an increase of R$39,516, considering the base date of November 30, 2022. The increase stems from the difference between the asset update estimate used by the company and the New Replacement Value (NRV) of these assets approved in the PTR process.

Gas distribution concessions

Gasmig obtained the concession for commercial operation of industrial, institutional and residential piped gas services in the State of Minas Gerais for a period of 30 years, extendable under provision of its contract, as from the publication of State Law 11,021 of January 11, 1993. On December 26, 2014, the second amendment to the concession contract was signed, and the concession period was extended until January 10, 2053.

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

In addition to these adjustments, there are periodic reviews of tariffs. These reviews may occur every five years from the end of the first cycle, to evaluate the changes in the costs of the Gasmig and update the tariffs. The concession contract also specifies the possibility of an extraordinary review of tariffs if any event occurs that puts the economic-financial balance of the concession at risk.

ANNUAL REPORT AND FORM 20-F | 2023	F-22

Fourth amendment to the concession contract

In November 2022, the fourth addendum to the concession contract was signed with the aim of: (i) changing the deadline for meeting the expansion targets for the 2022-26 tariff cycle; and (ii) changing the inflation index for adjusting the natural gas distribution margins, the asset base and the non-depreciated portion of assets at the end of the concession from IGP-M to IPCA as of February 2022, with IGP-M remaining as the adjustment index before February 2022.

Gas distribution tariff readjustments

On January 25, 2023, it was published the SEDE resolution No. 4, effective as of February 1, 2023, containing the tariff adjustments that represent a reduction of the average values between 9.19% and 10.71%, according to consumption ranges and tariff categories. The largest reduction was in the GNV category, as a result of Gasmig's efforts to make average margins more flexible to ensure the competitiveness of natural gas with substitute energy sources.

Onerous concessions

When obtaining the concessions for construction of certain generation projects, the Company is required to make payments to the grantor over the period of the contract or for up to 5 years upon signature of the concession contract for plants with installed capacity between 1 and 50 MW (information of MW not audited), as compensation for the right to operate them.

The information on the grants, with the amounts to be paid, is as follows:

Project	Nominal value in 2023	Present value in 2023	Period of the concession (1)	Updating indexer
Irapé	45	22	03/2006 - 09/2037	IGPM
Queimado (Consortium)	12	6	01/2004 - 06/2034	IGPM

(1)
The term presented includes the extension of the concession grant for these plants under the terms of ReH 2,932, of September 14, 2021. During the period of the extension of the concession term, the generator will freely dispose of the energy from the undertaking, under the terms of Law 13,203/2015, with the other clauses unchanged for both contracts.

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

The amounts paid to the grantor in 2022, the nominal value and the present value of the amounts to be paid in the next 12 months, are as follows:

	Interest, %	Amounts paid in 2023	Nominal value of amounts to be paid in the next 12 months	Present value of amounts to be paid in the next 12 months
Irapé	100.00	3	3	3
Queimado (Consortium)	82.50	1	1	1

The rate used by the Company to discount the above liabilities to its present value, was 12.50%, and represents the average cost of funding under usual conditions on the date of registration of each concession.

ANNUAL REPORT AND FORM 20-F | 2023	F-23

3.
BASIS OF PREPARATION
a)
Statement of compliance

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements provide comparative information in respect of the previous period.

On April 23, 2024, the Company’s Board of Directors authorized the issuance of the consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021.

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

d)
Use of estimates and judgments

Preparation of the parent company and consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Future reported results may differ from these estimates.

Estimates and assumptions are periodically reviewed, using as a reference both historical experience and any significant change in scenarios that could affect the Company’s financial position or results of operations. Revisions in relation to accounting estimates are recognized in the period in which the estimates are reviewed, and in any future periods affected.

The main estimates and judgments that have a significant effect in the amounts recognized in the financial statements are as follows:

•
Note 8 - Consumers, traders and energy transmission concessionaires (expected credit losses)
•
Note 10 - Income tax and social contribution (recognition of deferred tax, availability of future taxable profit and uncertain tax treatments)
•
Note 13 - Financial assets and liabilities of the concession (fair value measurement)
•
Note 14 - Concession contract assets (construction margin and remeasurement of contract assets)
•
Note 15 - Investments (evaluation of recoverable value)
•
Note 16 - Property, plant and equipment (useful life)
•
Note 17 - Intangible assets (useful life)

ANNUAL REPORT AND FORM 20-F | 2023	F-24

•
Note 18 - Leasing (measurement of right of use and lease liabilities)
•
Note 24 - Post-employment obligations (main assumptions in the measurement)
•
Note 25 - Provisions (reliable estimate of the value of obligations)
•
Note 27 - Net revenue (unbilled supply and construction margin)
•
Note 31 - Financial instruments and risk management (fair value measurement)
•
Note 32 - Assets classified as held for sale (fair value measurement)
e)
Material accounting practices

The accounting practices described in detail in the explanatory notes to the financial statements have been applied consistently for all the business years presented in these financial statements, except as described in Explanatory Note 3(h), in accordance with the rules and regulations described in Note 3(a) – Compliance statement.

f)
Impairment

Annually, management reviews the carrying amount of non-financial assets to assess whether there are indications, such as events or changes in economic, operational, or technological conditions, that may suggest impairment. If any indications are found and the carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized. This involves adjusting the carrying amount of the asset or cash generating unit to its recoverable amount.

g)
New or revised accounting standards applied for the first time in 2023

The changes presented below became effective on January 1, 2023 and had no material impact on the Company's consolidated financial statements.

Rule	Main changes
IFRS 17 – Insurance contracts

IFRS 17 establishes the principles for recognition, measurement, presentation and disclosure of insurance contracts, and replaces IFRS 4 – Insurance contracts. This rule has the overall objective of supplying an accounting model for insurance contracts, issued by any entity, that is more useful and consistent for insurance issuers.

The Company does not have any contracts that meet the definition of an insurance contract under IFRS 17.

IAS 08 – Accounting policies, changes in accounting estimates and errors – Definition of accounting estimates

The Company adopted the amendments to IAS 08 for the first time in the current year. The changes replace the definition of “change in accounting estimates” with a definition of “accounting estimates”. According to the new definition, accounting estimates are “monetary amounts in financial statements subject to uncertainty in measurement.” The definition of change in accounting estimates was excluded.

IAS 1 – Presentation of Financial Statements, and IFRS Practice Statement 2 – Making materiality judgments

The Company adopted the amendments to IAS 1 for the first time in the current year. Although the changes did not themselves result in any change in the accounting policies, they affected the information on accounting policies disclosed in financial statements. The changes require disclosure of “material”, instead of “significant”, accounting policies. The changes also provide guidance on the application of materiality to the disclosure of accounting policies, helping entities to provide useful information on entity-specific accounting policies that users need, to understand other information in the financial statements. The Company revised the presentation of its accounting policies and maintained the presentation, in the financial statements, only of those that were judged to be material.

IAS 12 – Deferred income tax related to assets and liabilities arising from the same transaction

The Company adopted the amendments to IAS 12 for the first time in the current year. The changes restrict the range of application of exemption from initial recognition, so that it is not applied to transactions which give rise to temporary differences that are both taxable and deductible, resulting in recognition of a deferred tax asset and a deferred tax liability for temporary differences resulting from the initial recognition of leasing agreements and provisions for dismantling. There was no impact on carried forward profit and losses in January 2023, nor any impact on the Company’s result: the effect of this adoption relates only to the presentation of recognized deferred tax assets and liabilities.

ANNUAL REPORT AND FORM 20-F | 2023	F-25

h)
Standards issued but not yet effective

Rule	Main changes	Start of term
IAS 1 – Presentation of financial statements – Revision of classification of liabilities as current or non-current

Clarifies that the classification of liabilities as current or non-current is based on the rights existing on the reporting date, and specifies that the classification is not affected by expectations as to whether an entity will exercise its right to postpone the settlement of the liability. They explain that the rights exist if the restrictive clauses are complied with on the reporting date, and introduce the definition of ‘settlement’ to clarify that settlement refers to the transfer to a counterparty of cash, equity instruments, other assets or services.

Jan. 1, 2024
IAS 1 – Presentation of financial statements, IAS 7 – Statement of cash flows and IFRS 7 – Financial instruments: Disclosure – Supplier finance arrangements (“Debtor risk”)

The changes introduce new disclosures related to supplier financing agreements (‘debtor risk’) that help users of the financial statements assess the effects of these agreements on an entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk. To meet the purposes of disclosure, the entity must disclose, in full, for its supplier financing agreements: the terms and conditions of the agreements; the accounting amount; the corresponding lines in its balance sheet; the liabilities that are part of the agreements, and their accounting amounts, and corresponding lines for which suppliers have already received payment from those providing the financing; the ranges of payment due dates for financial liabilities that are part of a supplier financing agreement and accounts payable which are not part of a supplier financing agreement; and information on liquidity risk.

Jan. 1, 2024
IFRS 10 – Consolidated financial statements and IAS 28 – Investments in associates and joint ventures – Sale or contribution of assets between an investor and its associate or joint venture

This deals with situations involving the sale or contribution of assets between an investor and an affiliated company or joint venture. Specifically, the gains and losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an affiliate or joint venture that is accounted by the equity method are recognized in the parent company’s income statement only in proportion to the holdings of the non-related investor in that affiliate or joint venture. Likewise, the gains and losses resulting from remeasurement of investments retained in some former controlled company (which has become an affiliate or joint venture accounted by the equity method) at fair value are recognized in the income statement of the former parent in proportion to the holdings of the non-related investor shares in the new associate or joint venture.

Not yet defined
IFRS 16 – Leases – Lease liability in a sale and leaseback

This adds requirements for subsequent measurement for sale and leaseback transactions, which meet the requirements of IFRS 15, for the purposes of accounting as a sale.

The changes require the seller-lessee to determine ‘lease payments’ or ‘revised lease payments’ so that the seller-lessee does not recognize a gain or loss related to the right of use retained by the seller-lessee after the start date.

The changes do not affect the gain or loss recognized by the seller-lessee related to the total or partial termination of a lease. Without these new requirements, a seller-lessee may have recognized a gain on the right of use which it retains solely due to the remeasurement of the lease liability (for example, after a modification or change of the lease within the lease term) that applies the general requirements in IFRS 16. In particular this may have been the case in a retro-lease that includes variable lease payments that do not depend on an index or rate.

Jan. 1, 2024

In relation to the standards under discussion at the IASB or with an effective date set for a future year, the Company is following the discussions and, so far, has not identified significant impacts.

i)
Reclassification of items in the Statements of Cash Flows (SoCF)

The Company and its subsidiaries have made adjustments to the classification of items in the SoCF in order to improve the quality of the disclosure of accounting information.

At December, 2023, the Company and its subsidiaries have segregated this movement, presenting the interest received as part of the cash flow from operating activities and the investments and redemptions separately in the cash flow from investing activities. In addition, the Company and its subsidiaries began to adjust profit with the total amount of income tax recognized in profit or loss.

In order to maintain comparability, the information for the period ended December 31,2022 is being presented using the same criteria. The Company considers these adjustments not to be material.

4.
PRINCIPLES OF CONSOLIDATION

The reporting dates of financial statements of the subsidiaries used for the purposes of calculation of consolidation and jointly controlled entities and affiliates used for calculation of this equity method contribution are prepared as of the same reporting date of the Company.

ANNUAL REPORT AND FORM 20-F | 2023	F-26

The direct equity investments of CEMIG, included in the consolidation, are the following:

	2023 and 2022
Subsidiary	Form of valuation	Direct interest (%)
Cemig Geração e Transmissão S.A.	Consolidation	100.00
Cemig Distribuição S.A.	Consolidation	100.00
Companhia de Gás de Minas Gerais (‘Gasmig’)	Consolidation	99.57
Cemig Soluções Inteligentes em Energia S.A. (‘CEMIG Sim’)	Consolidation	100.00
Sete Lagoas Transmissora de Energia S.A. (‘Sete Lagoas’)	Consolidation	100.00

Refer to the Note 1 for all direct and indirect consolidated subsidiaries.

Accounting policy

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

Equity interest of non-controlling stockholders

The equity interest of non-controlling stockholders is recognized as the proportional share of the non-controlling stockholders in the net assets of the investor, when applicable. It is presented in equity, separately from the net equity attributable to the controlling stockholders.

5.
OPERATING SEGMENTS

The operating segments of the Company and its subsidiaries reflect their management and their organizational structure, used to monitoring its results.

ANNUAL REPORT AND FORM 20-F | 2023	F-27

In 2023, due to a change in the way in which the Company’s chief operating decision maker (CODM) evaluates the operating segments performance, the Company changed its operational segments and began to publish information on the Gas business segment separately. To maintain comparability, the information for 2022 is now restated using the same criterion.

The segment information is disclosed separately into the following 6 reportable segments:

•
Generation: comprise production of energy from hydroelectric, wind and solar facilities.
•
Transmission: comprise construction, operation and maintenance of transmission lines and substations.
•
Trading: comprises the sale of electricity to free customers and the provision of related services.
•
Distribution: comprises the distribution and sale of electricity to captive customers, and the operation and maintenance of infrastructure and related services.
•
Gas: this business segment includes commercial operation of industrial, institutional and residential distribution and sale of piped gas in the State of Minas Gerais.
•
Investees: Comprise management of the equity interests in which the company does not have shareholding control, in line with the Company’s business strategies. The results of the subsidiary Cemig Sim are also included in this segment.

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

INFORMATION BY SEGMENT AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2023
Description	Energy				Gas	Investees	Total	Inter segment transactions (1)	Reconciliation (2) (3)	Total
	Generation	Transmission	Trading	Distribution
NET REVENUE	2,875	1,091	7,686	23,348	3,618	18	38,636	(1,208)	(578)	36,850

COST OF ENERGY, GAS AND CHARGES FOR USE OF THE NATIONAL GRID	(347)	-	(6,318)	(12,656)	(2,237)	(4)	(21,562)	1,208	532	(19,822)

COSTS AND EXPENSES (3)
Personnel	(148)	(137)	(27)	(875)	(73)	(48)	(1,308)	-	-	(1,308)
Employees’ and managers’ profit sharing	(16)	(16)	(3)	(102)	-	(20)	(157)	-	-	(157)
Post-employment obligations	(59)	(36)	(8)	(400)	-	(88)	(591)	-	-	(591)
Materials, outsourced services and others expenses (revenues)	(223)	(88)	(18)	(2,157)	(63)	275	(2,274)	-	46	(2,228)
Depreciation and amortization	(327)	(1)	-	(834)	(94)	(18)	(1,274)	-	-	(1,274)
Operating provisions and impairment	(29)	(14)	(7)	(455)	2	(106)	(609)	-	-	(609)
Construction costs	-	(172)	-	(3,600)	(300)	-	(4,072)	-	-	(4,072)
Total cost of operation	(802)	(464)	(63)	(8,423)	(528)	(5)	(10,285)	-	46	(10,239)

COSTS AND EXPENSES	(1,149)	(464)	(6,381)	(21,079)	(2,765)	(9)	(31,847)	1,208	578	(30,061)

Equity in earnings of unconsolidated investees, net	(2)	-	-	-	-	434	432	-	-	432
Gains arising from the sale of non-current asset held for sale	-	-	-	-	-	9	9	-	-	9
Result of business combination	-	-	-	-	-	-	-	-	-	-

INCOME BEFORE FINANCE INCOME (EXPENSES)	1,724	627	1,305	2,269	853	452	7,230	-	-	7,230
Finance net income (expenses)	(11)	(48)	82	(253)	(9)	(140)	(379)	-	-	(379)
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAX	1,713	579	1,387	2,016	844	312	6,851	-	-	6,851
Income tax and social contribution tax	(326)	(114)	(428)	(405)	(248)	437	(1,084)	-	-	(1,084)
NET INCOME FOR THE YEAR	1,387	465	959	1,611	596	749	5,767	-	-	5,767
Equity holders of the parent	1,387	465	959	1,611	593	749	5,764	-	-	5,764
Non-controlling interests	-	-	-	-	3	-	3	-	-	3

ANNUAL REPORT AND FORM 20-F | 2023	F-28

Information by Segment as of and for The Year Ended December 31, 2022 (restated)
Description	Energy				Gas	Investees	Total	Inter segment transactions (1)	Reconciliation (2) (3)	Total
	Generation	Transmission	Trading	Distribution
NET REVENUE	2661	1195	7918	20919	3690	7	36390	(1,423)	(504)	34463

COST OF ENERGY, GAS AND CHARGES FOR USE OF THE NATIONAL GRID	(331)		(6,880)	(11,938)	(2,735)	(1)	(21,885)	1423	442	(20,020)

OPERATING COSTS AND EXPENSES (3)
Personnel	(162)	(135)	(12)	(913)	(66)	(64)	(1,352)			(1,352)
‘Employees and managers’ income sharing	(15)	(11)	(6)	(40)	-	(11)	(83)			(83)
Post-employment obligations	(66)	(42)	(10)	(421)	-	(87)	(626)			(626)
Materials, outsourced services and others expenses (revenues)	(395)	(96)	(14)	(1,786)	(57)	(84)	(2,432)		62	(2,370)
Depreciation and amortization	(328)			(738)	(91)	(25)	(1,182)			(1,182)
Operating provisions and impairment	(18)	(3)	(34)	(398)		(3)	(456)			(456)
Construction costs		(291)		(3,193)	(52)	-	(3,536)			(3,536)
Total operating costs	(984)	(578)	(76)	(7,489)	(266)	(274)	(9,667)	-	62	(9,605)
	3
OPERATING COSTS AND EXPENSES	(1,315)	(578)	(6,956)	(19,427)	(3,001)	(275)	(31,552)	1423	504	(29,625)

Equity in earnings of unconsolidated investees, net	(2)	3				842	843			843
Fair value of business combination	-					5	5			5

OPERATING INCOME BEFORE FINANCE INCOME (EXPENSES)	1344	620	962	1492	689	579	5686	-	-	5686
Finance net income (expenses)	(150)	(96)	34	(1,115)	(9)	(230)	(1,566)			(1,566)
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAX	1194	524	996	377	680	349	4120	-	-	4120
Income tax and social contribution tax	(307)	(174)	(314)	67	(199)	901	(26)			(26)
NET INCOME FOR THE YEAR	887	350	682	444	481	1250	4094	-	-	4094
Equity holders of the parent	887	350	682	444	479	1250	4092			4092
Non-controlling interests					2		2			2

	Information by Segment as of and for The Year Ended December 31, 2021 (restated)
Account/description	Energy				Gas	Investees	Total	Inter segment transactions (1)	Reconciliation (2) (3)	Total
	Generation	Transmission	Trading	Distribution
NET REVENUE	2,921	1,094	6,430	22,345	2,852	6	35,648	(1,575)	(427)	33,646

COST OF ENERGY, GAS AND CHARGES FOR USE OF THE NATIONAL GRID	(795)		(5,735)	(14,853)	(2,011)		(23,394)	1,575	370	(21,449)

OPERATING COSTS AND EXPENSES (3)
Personnel	(149)	(115)	(20)	(847)	(56)	(53)	(1,240)			(1,240)
‘Employees and managers’ income sharing	(14)	(14)	(3)	(94)		(9)	(134)			(134)
Post-employment obligations	(5)	3	(1)	19		(32)	(16)			(16)
Materials, outsourced services and others expenses (revenues)	(209)	(94)	(14)	(1,524)	(48)	(117)	(2,006)		57	(1,949)
Depreciation and amortization	(254)	(3)	(1)	(683)	(90)	(18)	(1,049)			(1,049)
Operating provisions and impairment	(20)	(12)	(14)	(198)	(6)	(114)	(364)			(364)
Construction costs		(184)	-	(1,802)	(50)	-	(2,036)			(2,036)
Total operating costs	(651)	(419)	(53)	(5,129)	(250)	(343)	(6,845)		57	(6,788)

OPERATING COSTS AND EXPENSES	(1,446)	(419)	(5,788)	(19,982)	(2,261)	(343)	(30,239)	1,575	427	(28,237)

Periodic Tariff Revision, net		215					215			215
Renegotiation of hydrological risk (Law 14,052/20), net	1,032						1,032			1,032
Gains arising from the sale of non-current asset held for sale						109	109			109
Equity in earnings of unconsolidated investees, net	54					128	182			182
Fair value of business combination		4					4			4

OPERATING INCOME BEFORE FINANCE INCOME (EXPENSES)	2,561	894	642	2,363	591	(100)	6,951			6,951
Finance net income (expenses)	(758)	(395)	15	(7)	(89)	(1,018)	(2,252)			(2,252)
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAX	1,803	499	657	2,356	502	(1,118)	4,699			4,699
Income tax and social contribution tax	(409)	(78)	(224)	(655)	(142)	562	(946)			(946)
NET INCOME FOR THE YEAR	1,394	421	433	1,701	360	(556)	3,753			3,753
Equity holders of the parent	1,394	421	433	1,701	358	(556)	3,751			3,751
Non-controlling interests					2		2			2

ANNUAL REPORT AND FORM 20-F | 2023	F-29

(1)
The only inter-segment transactions are from the generation to the trading segment, as explained above.
(2)
Refers to the reconciliation between our statements of income to our segments information evaluated by CODM, which is necessary to made adjustments (eliminations) related to intercompany transactions..
(3)
The information on operational costs and expenses separated by type is segregated in accordance with the internal business model, which has immaterial differences in relation to the accounting information.

The information for assets and liabilities by segment is not presented, because this is not part of the information made available to the Company’s Chief Operating Decision Maker (‘CODM’).

Accounting policy

The operating results of all operating segments for which discrete financial information is available, are reviewed regularly by the Company’s CODM, to make decisions about resources to be allocated to the segment, and to assess its performance.

Segment results that are reported to the Company’s CODM include items directly attributable to the segment, as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise corporate assets and head office expenses.

6.
CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of balances in bank current accounts and short-term highly liquid investments subject to an insignificant risk of change in value, held to meet the short-term cash management of the Company and its subsidiaries.

	2023	2022
Bank accounts	195	95
Cash equivalents
Bank certificates of deposit (CDBs)	991	1,049
Overnight	351	294
Others	-	3

	1,342	1,346

	1,537	1,441

Bank Certificates of Deposit (Certificados de Depósito Bancário, or CBDs), accrued interest between 80% to 112%, of the CDI Rate (Interbank Rate for Interbank Certificates of Deposit or Certificados de Depósito Inter-bancário - CDIs) published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip) on December 31, 2023 (80.05% to 112% on December 31, 2022). For these CDBs, the Company and its subsidiaries have repurchase transactions which state, on their trading notes, the bank’s commitment to repurchase the security, on demand, on the maturity date of the transaction, or earlier.

Overnight transactions are available for redemption on the following day. They are usually backed by Treasury Bills, Notes or Bonds and referenced to a pre-fixed rate of 11.42% to 11.65% on December 31, 2023 (13.62% to 13.64% on December 31, 2022). Their purpose is to settle the short-term obligations of the Company and its subsidiaries, or to be used in the acquisition of other assets with better return to replenish the portfolio.

Note 31 disclosures (i) the exposure of the Company and its subsidiaries to interest rate risks (ii) the sensitivity analysis for financial assets and liabilities and (iii) the material accounting policies. Financial investments in a reserved investment fund are show in note 30.

ANNUAL REPORT AND FORM 20-F | 2023	F-30

7.
MARKETABLE SECURITIES

	2023	2022
Investments
Current
Bank deposit certificates (CDBs)	74	191
Financial Notes (LFs) – Banks	475	1,140
Treasury Financial Notes (LFTs)	214	402
Others	11	12

	774	1,745

Non-current
Bank deposit certificates (CDBs)	-	127
Debentures (4)	-	7

	-	134

	774	1,879

Bank Certificates of Deposit (Certificados de Depósito Bancário, or CBDs), accrued interest between 103% and 104.3% of the CDI Rate (Interbank Rate for Interbank Certificates of Deposit or Certificados de Depósito Inter-bancário - CDIs) published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip) on December 31, 2023 (103% to 104.4% on December 31, 2022).

Bank Financial Notes (Letras Financeiras, or LFs) are fixed-rate fixed-income securities, issued by banks and that accrued interest a percentage of the CDI rate published by Cetip. The LFs had remuneration rates varying between 108.6% and 111.98% of the CDI rate on December 31, 2023 (103.3% and 110.26% on December 31, 2022).

Treasury Financial Notes (LFTs) are fixed-rate securities, their yield follows the daily changes in the Selic rate between the date of purchase and the date of maturity. The LFTs had remuneration rates varying between 11.83% and 11.85% on December 31, 2023 (13.65% and 13.88% on December 31, 2022).

The material accounting policies and classification of these securities are shown in note 31. Investments in marketable securities of related parties are shown in Note 30.

The Company and its subsidiaries consistently classify the income related to these securities as part of the cash flow of the operating activity, because they believe that this is the most appropriate presentation to properly reflect the activities.

8.
RECEIVABLES FROM CUSTOMERS

	Balances not yet due	Up to 90 days past due	More than 91 up to 360 days past due	More than 361 days past due	2023	2022
Billed supply	2,041	428	561	821	3,851	3,240
Unbilled supply	1,373	-	-	-	1,373	1,244
Other concession holders – wholesale supply	26	47	-	-	73	67
Other concession holders – wholesale supply, unbilled	369	-	-	-	369	369
CCEE (Power Trading Chamber)	84	22	6	2	114	162
Concession Holders – power transport	53	62	10	48	173	180
Concession Holders – power transport, unbilled	391	-	-	-	391	370
(–) Provision for expected credit losses	(165)	(22)	(80)	(600)	(867)	(820)

	4,172	537	497	271	5,477	4,812

Current assets					5,434	4,769
Non-current assets					43	43

ANNUAL REPORT AND FORM 20-F | 2023	F-31

The Company and its subsidiaries’ exposure to credit risk related to customers and traders is provided in Note 30.

a)
Breakdown and changes in the provision for expected credit losses

The expected credit losses are considered to be sufficient to cover any potential losses in the realization of accounts receivable, and the breakdown by type of customers is as follows:

	2023	2022
Residential	322	272
Industrial	173	168
Commercial, services and others	237	203
Rural	40	33
Public authorities	27	28
Public lighting	2	1
Public services	27	33
Charges for use of the network (TUSD)	39	82

	867	820

Balance at December 31, 2020	712

Additions (note 28)	144
Disposals	(23)

Balance at December 31, 2021	833

Additions (note 28)	239
Changes to estimate assumptions	(130)
Disposals	(122)

Balance at December 31, 2022	820

Additions (note 28)	174
Disposals	(127)

Balance at December 31, 2023	867

Accounting policy

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

ANNUAL REPORT AND FORM 20-F | 2023	F-32

Estimations and judgments

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

The Company has adopted a differentiated rule for the amounts to be received from billing of irregular debits, due to their representing greater difficulty in collection. The analysis is individualized; a level of solvency for the client is calculated internally, and weighted in the measurement of the risk of loss.

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
9.
RECOVERABLE TAXES

	2023	2022
Current
ICMS (VAT)	476	449
PIS/Pasep (a) (b)	24	258
Cofins (a) (b)	114	1,189
Others	21	21

	635	1,917

Non-current
ICMS (VAT) (b)	726	548
PIS/Pasep (a)	128	166
Cofins (a)	465	644

	1,319	1,358

	1,954	3,275

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

ANNUAL REPORT AND FORM 20-F | 2023	F-33

In August 2023, the Parent Company formalized a request to the Brazilian Federal Revenue Service to receive the credits by means of writs of payment.

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

Based on the opinion of legal advisors, Cemig D had constituted a liability related to the portion of tax credits corresponding to the period of the last 10 years, that is, from June 2009 to May 2019, net of PIS/Pasep and Cofins levied on its update revenue.

On June 27, 2022 the Draft Law 1,280/22, which provided for the full allocation of tax credits related to the issue of PIS/Pasep and Cofins on ICMS to customers of electricity distributors, without the limitation of the period of 10 years mentioned above was converted into Law 14,385/22 and the Company made a allowance, posting a additional amount in liabilities, as per Notes 21.

The Company’s management awaits the Law regulation by ANEEL, and is assessing possible future actions related to this matter with its legal advisers.

After the STF’s (Superior Tribunal Federal means Federal Court) decision on the modulation of effects, the subsidiary Gasmig recognized, in the second quarter of 2021, the amounts of PIS/Pasep and Cofins taxes credits on ICMS referring to the periods contemplated in the process that discusses the matter, in the amount of R$220.

As from the final judgment, subject to no further appeal, in the case, Gasmig began the proceedings for release of the amounts held in escrow and for qualification with the national tax authority (Receita Federal) to receive the tax credit. In February and April 2023, the tax authority granted the requests for qualification to receive the credits of PIS and Pasep taxes, and the Cofins tax, respectively. Gasmig used the credits to offset federal taxes.

Like Cemig D, Gasmig constituted a liability for the portion of the tax credits corresponding to the period of the last 10 years, to be returned to consumers, from January 2014 to January 2020, net of the PIS, Pasep and Cofins taxes applicable to the gain from monetary updating.

For more information about the amounts to be refunded by Cemig D and Gasmig to customers, see Note 20.

In 2023, tax credits of PIS, Pasep and Cofins taxes previously charged on amounts of ICMS tax were offset against federal taxes payable, in a total of R$ 1,335 (R$ 1,453 in 2022). Offsetting of tax credits is a transaction that does not involve cash, and thus is not reflected in the Statements of cash flow.

b)
Other recoverable taxes

The ICMS (VAT) credits reported in non-current assets arise mainly from acquisitions of property, plant and equipment, and intangible assets, and can be offset against taxes payable in the next 48 months. The transfer to non-current is made in accordance with management's best estimate of the amounts which will likely be realized in 12 months after these financial statements reporting date.

Credits of PIS/Pasep and Cofins generated by the acquisition of machinery and equipment can be offset immediately.

ANNUAL REPORT AND FORM 20-F | 2023	F-34

10.
INCOME AND SOCIAL CONTRIBUTION TAXES
a)
Income tax and social contribution tax recoverable

The income tax and social contribution balances refer to credits from previous years' tax returns, withholdings made in the current year and prepayments that will be offset against federal taxes payable to be determined at the end of the fiscal year or in subsequent periods.

	2023	2022
Income tax	594	707
Social contribution tax	262	241

	856	948

Current	411	775
Non-current	445	173

The balances of current tax assets and liabilities relating to income tax and social contribution are presented net when the requirements of IAS 12 are met.

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

	2023	2022
Current
Income tax	71	198
Social contribution tax	40	42

	111	240

ANNUAL REPORT AND FORM 20-F | 2023	F-35

c)
Deferred income tax and social contribution tax

The Company has deferred taxed assets and liabilities from unused tax loss carryforwards, negative base for the social contribution tax, and deductible temporary differences, at the statutory rates applicable to each legal entity in Brazil of 25% (for Income tax) and 9% (for the social contribution tax), as follows:

	2023	Profit and loss	Comprehensive income	Other	2022	Profit and loss	Comprehensive income	Other	2021
Deferred tax assets
Tax loss carryforwards	1,219	232	-	-	987	180	-	-	807
Provisions for contingencies	723	121	-	-	602	60	-	-	542
Changes to equity method investees temporary differences, net	57	1	-	-	56	(188)	-	-	244
Fair value of derivative financial instruments (PUT SAAG)	-	(229)	-	-	229	13	-	-	216
Provision related to the exclusion of ICMS from the calculation basis of PIS/Pasep and Cofins (1)	88	(510)	-	-	598	598	-	-	-
Provision for income sharing payments	48	18	-	-	30	30	-	-	-
Post-employment obligations	1,812	80	(119)		1,852	108	(237)	-	1,981
Estimated provision for doubtful receivables	326	7	-	-	319	4	-	-	315
Onerous concession	12	-	-	-	12	12	-	-	-
Rights of use (2)	126	9	-	-	117	117	-	-	-
Others	13	(10)	-	6	17	(133)	-	-	150

Total	4,424	(281)	(119)	6	4,819	801	(237)	-	4,255

Deferred tax liabilities
Deemed cost	(155)	1	-	-	(156)	63	-	-	(219)
Acquisition costs of equity interests	(439)	17	-	-	(456)	10	-	-	(466)
Borrowing costs capitalized	(182)	(12)	-	-	(170)	(5)	-	-	(165)
Adjustment to expectation of cash flow – Concession assets	(334)	(71)	-	-	(263)	(18)	-	-	(245)
Revenues arising from transmission contract asset	(931)	9	-	-	(940)	(45)	-	-	(895)
Adjustment to fair value: Swap/Loss	(126)	84	-	-	(210)	202	-	-	(412)
Reimbursement of costs – GSF	(229)	45	-	-	(274)	45	-	-	(319)
Lease liabilities (2)	(127)	(19)	-	-	(108)	(108)	-	-	-
Others	32	85	-	-	(54)	(20)	-	(3)	(31)

Total	(2,491)	139	-	-	(2,631)	124	-	(3)	(2,752)

Total, net	1,933	(142)	(119)	6	2,188	925	(237)	(3)	1,503

Total assets	3,045				3,120				2,465
Total liabilities	(1,112)				(932)				(962)

(1) In 2022, a provision was recorded as a result of Law 14385/22, which determined the fully destination, for the benefit of consumers, of the amounts subject to repeal of debt by the distributors, related to the exclusion of ICMS from the PIS/Pasep and Cofins calculation basis. The amount refers to the period from the 11th year onwards, counted retroactively from the date of the final and unappealable decision in the lawsuit, net of the portion included in the 2022 and 2023 Annual Tariff Adjustments.

(2) The separate presentation of these deferred tax assets and liabilities results from the change in IAS 12. There was no impact on the Company's results, the effect of the change being related only to disclosure. For comparability purposes, the change was reflected in the 2022 financial year based on the same criteria. For further details, see note 3.8.

The changes in deferred income tax and social contribution tax were as follows:

ANNUAL REPORT AND FORM 20-F | 2023	F-36

Balance at December 31, 2020	1,413

Effects allocated to net profit	210
Effect allocated to other comprehensive income	(102)
Deferred taxes received in corporate reorganization	(16)
Others	(2)

Balance at December 31, 2021	1,503

Effects allocated to net profit	924
Effect allocated to other comprehensive income	(237)
Deferred taxes received in corporate reorganization	-
Others	(2)

Balance at December 31, 2022	2,188

Effects allocated to net profit	(141)
Effect allocated to other comprehensive income	(119)
Others	5

Balance at December 31, 2023	1,933

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

d)
Reconciliation of income tax and social contribution tax effective rate

This table reconciles the statutory income tax (rate 25%) and social contribution tax (rate 9%) with the current income tax expense in the statement of income:

	2023	2022
Profit before income tax and social contribution tax	6,851	4,121
Income tax and social contribution tax – nominal expense (34%)	(2,329)	(1,401)
Tax effects applicable to:
Gain in subsidiaries by equity method	93	182
Tax incentives	89	62
Effects from subsidiaries taxed based on gross revenues	92	97
Non-deductible penalties	(95)	(45)
Interest on Equity	950	722
Estimated losses on doubtful accounts receivable from related parties	-	234
Realization of goodwill (note 32)	-	108
Monetary update on tax credits (1)	101	-
Others	15	15

Income tax and Social Contribution – effective gain (expense)	(1,084)	(26)

Current tax	(943)	(950)
Deferred tax	(141)	924

	(1,084)	(26)

Effective rate	15.82%	0.63%

(1) Refers to the monetary updates on PIS/Pasep and Cofins on ICMS including differences beteween ICMS Invoiced x Collected. In 2022, the balance of this update was taxed, but with the STF's favorable decision, the balance was excluded in the 2023 calculation.

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

Deferred and current tax items are recognized in correlation to the underlying transaction either in OCI or directly in equity.

ANNUAL REPORT AND FORM 20-F | 2023	F-37

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

The subsidiaries Cemig D e GT have ventures in an area incentivized by SUDENE area, which result in the recognition of its right to a 75% reduction in income tax. Such tax incentives, in the form of exemption or reduction of income tax, comply with the concept of government grants and are recognized as income on a systematic basis over the periods that the related income tax expense for which it is intended to compensate, is recorded.

Given the legal restriction on the distribution of net income corresponding to the tax incentive, the Company maintains the amount related to the incentive granted in the tax incentive reserve. For more details, see note no. 6.

Estimations and judgments

Deferred taxes

Deferred tax liabilities are recognized for all the inter-temporal tax differences. Deferred tax assets are recognized for all the temporary differences deductible, to the extent that it is probable that future taxable income will be available for the temporary differences to be offset, except:

•
When the deferred tax asset or liability arises from recognition of goodwill or of an asset or liability in a transaction which is not a business combination and, on the date of the transaction, does not affect the accounting profit or the profit or loss for tax purposes, except when the transaction gives rise to temporary differences that are both taxable and deductible, in which the entity must recognize a deferred tax asset or liability and must recognize the resulting deferred tax expense or revenue in the income statement;
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

ANNUAL REPORT AND FORM 20-F | 2023	F-38

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

Uncertainties on the treatment of taxes on profit

There are certain matters regarding treatment of taxes on profit about which the Company has uncertainties. The uncertainties about the treatment of taxes on profit represent the risks that the tax authority may not accept a given tax treatment applied by the Company. The Company estimates the probability of the tax authority accepting the uncertain tax treatment based on technical assessments of its legal advisors.

ANNUAL REPORT AND FORM 20-F | 2023	F-39

11.
ESCROW DEPOSITS

	2023	2022
Labor claims	226	259

Tax contingencies
Income tax on Interest on Equity	33	31
PIS/Pasep and Cofins taxes (1)	76	70
Donations and legacy tax (ITCD)	64	60
Urban property tax (IPTU)	106	96
Finsocial tax	46	44
Income and Social Contr. Tax on indemnity for employees’ ‘Anuênio’ benefit (2)	319	305
Income tax withheld at source on inflationary income	9	9
Income tax and contribution tax effective rate (3)	143	106
Other (4)	115	123

	911	844
Other
Regulatory	50	46
Third party	12	9
Customer relations	5	8
Court embargo	27	20
Other	12	21

	106	104

	1,243	1,207

(1)
This refers to escrow deposits in the action challenging the constitutionality of inclusion of ICMS tax within the amount to which PIS/Pasep and Cofins taxes are applied.
(2)
See more details in Note 25 - Provisions under the section relating to the ‘Anuênio indemnity’.
(3)
Court escrow deposit in the proceedings challenging charging of corporate income tax and the Social Contribution tax on payments of Interest on Equity and application of the Social Contribution tax to cultural and artistic donations and sponsorship, expenses on punitive fines, and taxes with enforceability suspended.
(4)
Includes escrow deposits from legal actions related to INSS and PIS/Pasep and Cofins taxes.
12.
REIMBURSEMENT OF TARIFF SUBSIDIES

The Company recognizes as revenue from tariff subsidies the amounts applying to (i) the tariffs paid by users of public electricity distribution service provided from incentive-bearing sources; (ii) rural supply; (iii) nocturnal irrigation; (iv) generation by incentive-bearing sources; and (v) public service. These amounts are reimbursed by transfers of funds from the Energy Development Account (Conta de Desenvolvimento Energético – CDE). Also reimbursed from the CDE are: (i) subsidies for low-income users; (ii) the subsidy related to the Electricity Compensation System (SCEE), which ANEEL released for application in the Tariff Review of 2023 for compensation of distributed generation; and (iii) the allowance for the amounts contributed by Eletrobras or its subsidiaries under CNPE Resolution 15/2021, transferred on to holders of electricity distribution concessionaries and permissionaries.

In 2023, (i) the revenue from subsidies reimbursed via the CDE was R$ 1,565 (R$1,689 in 2022); and (ii) the other subsidies – which include the ‘Flag Tariffs’, and the Program to Incentivize Voluntary Reduction of Electricity Consumption – totaled R$78 (R$284 in 2022). Of this amount, the Company has a receivable of R$196 (R$159 on December 31, 2022), recognized in current assets under "Other assets", of which R$187 from Cemig D and R$9 from Cemig GT.

ANNUAL REPORT AND FORM 20-F | 2023	F-40

13.
CONCESSION FINANCIAL AND SECTOR ASSETS AND LIABILITIES

	2023	2022
Concession financial assets related to the infrastructure
Energy distribution concession (13.a)	1,881	1,370
Gas distribution concession (13.a)	38	37
Indemnifiable receivable – Generation (13.b)	785	692
Concession grant fee – Generation concessions (13.c)	3,031	2,950
	5,735	5,049
Sector financial assets
Amounts receivable from Parcel A (CVA) and Other Financial Components (13.d)	805	944

Total	6,540	5,993

Current assets	814	1,055
Non-current assets	5,726	4,938

The changes in concession financial assets are as follows:

	Energy Distribution	Generation	Gas Distribution	Total
Balances at December 31, 2020	530	3,365	29	3,924
Transfers from contract assets	110	-	-	110
Transfers from (to) intangible assets	(9)	-	-	(9)
Monetary updating	54	523	5	582
Disposals	(1)	-	-	(1)
Amounts received	-	(280)	-	(280)

Balances at December 31, 2021	684	3,608	34	4,326

Transfers from contract assets	670	-	-	670
Transfers from (to) intangible assets	(22)	-	-	(22)
Monetary updating	39	514	3	556
Fair Value Adjustments	-	(172)	-	(172)
Disposals	(1)	-	-	(1)
Amounts received	-	(308)	-	(308)

Balances at December 31, 2022	1,370	3,642	37	5,049

Transfers from contract assets	363	-	-	363
Disposals	148	505	1	654
Amounts received	-	(331)	-	(331)

Balances at December 31, 2023	1,881	3,816	38	5,735

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

b)
Generation - Indemnity receivable

Various concession contracts for various plants operated under Concession Contract 007/1997 began to expire as from August 2013. Upon expiration of the concession contract, the Company has a right to receive an amount corresponding

ANNUAL REPORT AND FORM 20-F | 2023	F-41

to the residual value of the assets not yet amortized, as specified in the concession contract. The accounting balances corresponding to these assets were recognized in Financial assets, at fair value through profit or loss.

On July 28, 2022 ANEEL revoked Normative Resolution (ReN) 942, by publication of ReN 1,027, establishing the general methodology and criteria for calculation - to be based on New Replacement Value, which is calculated, as first priority, based on the reference database of prices - then as second priority by the concession holder’s own prices database, then, as the last alternative, by the updated inspected accounting cost.

With the conclusion of the appraisal report, the Company made an adjustment to the fair value of the financial asset in the amount of R$172 in June 2022, corresponding to the difference between the amounts originally estimated by the Company.

The movement in the balance is as follows:

		(information of MW not audited)
Generation plant	Concession expiration date	Installed capacity (MW) (information of MW not audited)	Net balance of assets on December 31, 2022	Financial Update	Net balance of assets on December 31, 2023
Lot D					203
UHE Três Marias	July 2015	396.00	179	24
UHE Salto Grande	July 2015	102.00	92	12	104
UHE Itutinga	July 2015	52.00	11	1	12
UHE Camargos	July 2015	46.00	21	3	24
PCH Piau	July 2015	18.01	5	1	6
PCH Gafanhoto	July 2015	14.00	6	1	7
PCH Peti	July 2015	9.40	6	1	7
PCH Dona Rita	Sep. 2013	2.41	2	-	2
PCH Tronqueiras	July 2015	8.50	9	1	10
PCH Joasal	July 2015	8.40	7	1	8
PCH Martins	July 2015	7.70	5	1	6
PCH Cajuru	July 2015	7.20	20	3	23
PCH Paciência	July 2015	4.08	4	1	5
PCH Marmelos	July 2015	4.00	3	-	3
Others
UHE Volta Grande	Feb. 2017	380.00	-	-	-
UHE Miranda	Dec. 2016	408.00	97	13	110
UHE Jaguara	Aug. 2013	424.00	148	20	168
UHE São Simão	Jan. 2015	1,710.00	77	10	87

		3,601.70	692	93	785

The balance of R$784 represents management’s best estimate for the right to receive cash from the grantor related to the generation entities, based on the evaluation criteria set by grantor (ANEEL).

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

c)
Concession grant fee - Generation concessions

The concession grant fee paid by the Company for a 30-year concession contracts No. 08 to 16/2016, related to 18 hydroelectric plants of Auction 12/2015, won by CEMIG GT, was an amount of R$2,216. The amount of the concession fee was recognized as a financial asset measured at amortized cost, as CEMIG GT has an unconditional right to receive

ANNUAL REPORT AND FORM 20-F | 2023	F-42

the amount paid, updated by the IPCA Index and remuneratory interest (the total amount of which is equal to the internal rate of return on the project), during the period of the concession.

The changes in concession financial assets are as follows:

SPE	Plants	2022	Monetary updating	Amounts received	2023
Cemig Geração Três Marias S.A.	Três Marias	1,672	222	(178)	1,716
Cemig Geração Salto Grande S.A.	Salto Grande	525	70	(56)	539
Cemig Geração Itutinga S.A.	Itutinga	198	30	(24)	204
Cemig Geração Camargos S.A.	Camargos	148	22	(18)	152
Cemig Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência e Piau	195	31	(25)	201
Cemig Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade e Tronqueiras	133	23	(19)	137
Cemig Geração Oeste S.A.	Cajurú, Gafanhoto e Martins	79	14	(11)	82

Total		2,950	412	(331)	3,031

SPC	Plants	2021	Interest	Amounts received	2022
CEMIG Geração Três Marias S.A.	Três Marias	1,584	254	(166)	1,672
CEMIG Geração Salto Grande S.A.	Salto Grande	497	80	(52)	525
CEMIG Geração Itutinga S.A.	Itutinga	187	33	(22)	198
CEMIG Geração Camargos S.A.	Camargos	140	25	(17)	148
CEMIG Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência and Piau	184	34	(23)	195
CEMIG Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras	125	26	(18)	133
CEMIG Geração Oeste S.A.	Cajurú, Gafanhoto and Martins	75	15	(11)	79

Total		2,792	467	(309)	2,950

SPC	Plants	2020	Interest	Amounts received	2021
CEMIG Geração Três Marias S.A.	Três Marias	1,447	287	(150)	1,584
CEMIG Geração Salto Grande S.A.	Salto Grande	454	90	(47)	497
CEMIG Geração Itutinga S.A.	Itutinga	171	37	(21)	187
CEMIG Geração Camargos S.A.	Camargos	128	27	(15)	140
CEMIG Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência and Piau	167	38	(21)	184
CEMIG Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras	114	27	(16)	125
CEMIG Geração Oeste S.A.	Cajurú, Gafanhoto and Martins	69	17	(11)	75

Total		2,550	523	(281)	2,792

d)
Account for compensation of variation of parcel A items (CVA) and Other financial components

Sector financial assets and liabilities refer to the differences between: (i) the non-manageable costs expected by ANEEL and recognized in the tariff at the beginning of the tariff period, and (ii) the non-manageable costs actually incurred over the period of validity of the tariff. These differences constitute an asset, when the costs incurred are higher than the expected costs in the tariff calculation; and a liability when the costs incurred are lower than the expected costs. The variations found are inflation-adjusted, based on the Selic rate, and compensated in the subsequent tariff adjustments.

ANNUAL REPORT AND FORM 20-F | 2023	F-43

The amendment to the concession contract guarantee to the Company the right to the indemnity of the assets and/or the liabilities not amortized by the termination of the concession.

The balance of these sector financial assets and liabilities, which are presented at net value at net basis. The values disclosed may exhibit positive or negative amounts, upon their classification as assets or liabilities, respectively. Presentation of items at net value is required, wherein assets and liabilities are disclosed according their nature. The tariff adjustments that have been authorized or are to be ratified, are as follows:

Sectorial financial assets	Dec. 31, 2022	Additions	Amortization	Remuneration	Transfer (2)	Dec. 31, 2023	Amortization	Constitution	Current	Non-current
CVA assets	(345)	1,597	(2,527)	260	330	(685)	(434)	(251)	(584)	(101)

Energy acquisition (CVA energy)	(1,787)	1,213	(1,223)	161	527	(1,109)	(443)	(666)	(837)	(272)
Itaipu energy costs	594	(40)	(455)	44	(114)	29	143	(114)	75	(46)
Program of Incentives for Alternative Electricity Sources – PROINFA	31	-	(42)	1	(10)	(20)	(19)	(1)	(20)	-
Transport basic charges	215	388	(265)	40	35	413	114	299	291	122
Transport of Itaipu supply	18	60	(20)	4	5	67	14	53	45	22
System service charges – ESS	583	(24)	(380)	7	(248)	(62)	(242)	180	(136)	74
CDE	1	-	(142)	3	135	(3)	(1)	(2)	(2)	(1)
Other sectoral financial assets	1,289	1,254	(1,388)	205	130	1,490	523	967	1,077	413
Quotas from nuclear energy	105	103	(86)	16	-	138	51	87	102	36
Neutrality of Parcel A	203	168	(51)	5	61	386	(29)	415	363	23
Energy over contracting (1)	750	643	(529)	58	-	922	349	573	688	234
Tariff refunds	(71)	-	-	-	(17)	(88)	(25)	(63)	(67)	(21)
Other	302	340	(722)	126	86	132	177	(45)	(9)	141

Total sectorial financial assets	944	2,851	(3,915)	465	460	805	89	716	493	312

Sectorial financial liabilities

CVA liabilities	-	(1,706)	2,380	(343)	(331)	-	-	-	-	-

Energy acquisition (CVA energy)	-	(1,179)	1,941	(234)	(528)	-	-	-	-	-
Itaipu energy costs	-	(109)	-	(5)	114	-	-	-	-	-
Program of Incentives for Alternative Electricity Sources – PROINFA	-	(31)	25	(4)	10	-	-	-	-	-
Transport basic charges	-	-	35	-	(35)	-	-	-	-	-
Transport of Itaipu supply	-	-	5	-	(5)	-	-	-	-	-
System service charges – ESS	-	(506)	371	(113)	248	-	-	-	-	-
CDE	-	119	3	13	(135)	-	-	-	-	-

Other sector financial liabilities	-	(729)	908	(47)	(132)	-	-	-	-	-

Neutrality of Parcel A	-	(58)	124	(5)	(61)	-	-	-	-	-
Tariff refunds	-	(88)	73	(2)	17	-	-	-	-	-
Other	-	(583)	711	(40)	(88)	-	-	-	-	-

Total sector financial liabilities	-	(2,435)	3,288	(390)	(463)	-	-	-	-	-

Total sectoral financial assets and liabilities (net)	944	416	(627)	75	(3)	805	89	716	493	312

(1)
Reversal of the over contracting amounts passed on to consumers in the 2018 and 2019 tariff adjustments because they were previously recognized by ANEEL as involuntary over contracting, made possible by the publication of the involuntariness orders, recognizing over contracting as voluntary. Regarding the amount constituted in the period, there is a high volume of surplus energy, mainly due to the growing increase in the energy injected by MMGD facilities, settled at a low PLD.

ANNUAL REPORT AND FORM 20-F | 2023	F-44

(2)
In addition to the transfers between sectoral financial assets and liabilities, there was a transfer of R$1,550 to the "Other assets" group.

Changes in balances of sector financial assets and liabilities are as follow:

Balance on December 31, 2020	(98)

Additions	1,908
Amortization	238
Transfer of other liabilities (1)	(15)
Updating - Selic rate (Note 29)	64

Balance on December 31, 2021	2,097

Additions	(386)
Amortization	(761)
(-) Proceeds from loan - Water scarcity account	(191)
Updating - Selic rate (Note 29)	185

Balance on December 31, 2022	944

Additions	416
Amortization	(629)
(-) Proceeds from loan - Water scarcity account	(343)
Updating - Selic rate (Note 29)	76

Balance on December 31, 2023	464

(11)
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

Additional information on the accounting policies relating to assets linked to the transmission activity is described in note 14.

ANNUAL REPORT AND FORM 20-F | 2023	F-45

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

The asset is amortized by the straight-line method for the new remaining period of the concession. For more details see Note 17.

Estimations and judgments

The electricity distribution activity

The amortization rates reflect the expected pattern of their consumption and are measured based on the asset carrying amount using the straight-line method, using the rates based on the expected useful life of the energy distribution assets, that are used by the grantor during the tariff process.

The part of the value of the assets that will not be completely amortized by the end of the concession agreement period is reported as a Financial asset, since it is an unconditional right to receive cash or other financial asset directly from the concession-granting power. This component is valued on the basis of New replacement cost, which is equivalent to fair value – having as a reference the amounts approved by ANEEL for the remuneration base of assets in tariff review processes. The amounts added after the Periodic Tariff Review process are estimated, and may be altered, for purposes of decision on compensation payable at the end of the concession period.

The calculations made are in line with the regulations in force. If the concession is terminated, for any reason, the remaining balances of these assets or liabilities that have not been passed through to the tariff are to be included in the basis for compensation at the end of the concession life time.

The gas distribution activity

The amortization reflects the pattern of consumption of the rights acquired. It is calculated on the balance of the assets linked to the concession, by the straight-line method, based on the application of rates which take into account the expected useful life of the gas distribution assets, which are taken into consideration by the grantor during the process of tariff review.

The part of the value of the assets that will not be completely amortized by the end of the concession period is reported as a Financial asset, because it is an unconditional right to receive cash or other financial asset directly from the concession-granting power, or a party appointed by it. This portion is valued based on its fair value corresponding to its cost of acquisition updated by the Expanded National Consumer Price Index (IPCA), as determined by the concession contract.

ANNUAL REPORT AND FORM 20-F | 2023	F-46

14.
CONCESSION CONTRACT ASSETS

	2023	2022
Distribution – Infrastructure assets under construction	3,431	1,850
Gas – Infrastructure assets under construction	338	117
Transmission – National Grid (‘BNES’ - Basic Network of the Existing System) - Law 12,783/13	1,723	1,927
Transmission – Assets remunerated by tariff	3,034	2,810

	8,526	6,704

Current	850	728
Non-current	7,676	5,976

Changes in concession contract assets are as follows:

	Transmission	Distribution	Gas	Total
Balances at December 31, 2020	3,745	1,142	93	4,980

Additions	252	1,757	50	2,059
Inflation adjustment	660	-	-	660
Results of the Periodic Tariff Review	237	-	-	237
Amounts received	(612)	-	-	(612)
Disposals	(5)	-	(3)	(8)
Others additions	-	-	6	6
Transfers to financial assets	-	(110)	-	(110)
Transfers to intangible assets	-	(851)	(51)	(902)
Contract assets arising from business combination	81	-	-	81
Impairment	-	(11)	-	(11)

Balances at December 31, 2021	4,358	1,927	95	6,380

Additions	407	3,098	61	3,566
Inflation adjustment	575	-	-	575
Results of the Periodic Tariff Review	-	-	-	-
Amounts received	(608)	-	-	(608)
Disposals	-	-	(3)	(3)
Others additions	5	-	-	5
Transfers to financial assets	-	(762)	-	(762)
Transfers to intangible assets	-	(2,412)	(36)	(2,448)
Contract assets arising from business combination	-	-	-	-
Impairment	-	(1)	-	(1)

Balances at December 31, 2022	4,737	1,850	117	6,704

Additions	242	3,478	270	3,990
Inflation adjustment	524	-	-	524
Amounts received	(746)	-	-	(746)
Disposals	-	-	-	-
Others additions	-	-	-	-
Transfers to financial assets	-	(364)	-	(364)
Transfers to intangible assets	-	(1,541)	(49)	(1,590)
Impairment	-	8	-	8

Balances at December 31, 2023	4,757	3,431	338	8,526

ANNUAL REPORT AND FORM 20-F | 2023	F-47

The amount of additions in the period ended December 31, 2023 includes R$70 borrowing costs, as presented in note 21. The average rate to determine the amount of borrowing costs was 11.75% (11.36% in 2022). The nature of the additions to contract and intangible assets is shown in note 28b.

The capitalization of financial charges is a non-cash transaction, and therefore is not reflected in the Cash Flow Statements.

The transmission activity

For transmission concessions, the consideration to be paid to the Company arises from the concession contracts, as follows:

	2023	2022
Current
Concession contract - 004/05 (d)	28	29
Concession contract - 079/00 (b)	45	47
Concession contract - 006/11 (c)	9	8
Concession contract - 006/97 (a)
National Grid (‘BNES’ - Basic Network of the Existing System)	466	408
National Grid - new facilities (RBNI)	302	236

	850	728

Non-current
Concession contract - 004/05 (d)	74	81
Concession contract - 079/00 (b)	118	143
Concession contract - 006/11 (c)	100	85
Concession contract - 006/97 (a)
National Grid (‘BNES’ - Basic Network of the Existing System)	1,257	1,519
National Grid - new facilities (RBNI)	2,358	2,182

	3,907	4,010

	4,757	4,738

a)
Concession contract no. 006/1997

The contract regulates the public service operation of the transmission facilities classified as part of the Basic Grid, in accordance with Law 9.074/1995 and pertinent regulations, in effect until December 31, 2042.

The changes implemented in these facilities are treated as Basic Network New Facilities (BNE). Its cash flow refers to the return on investments in reinforcements and improvements to the transmission infrastructure, and is discounted to present value and, where applicable, includes the portion of investments made and not amortised by the end of the concession term.

ANEEL Dispatch 402 of February 14, 2023 postponed the Periodic Tariff Review (Revisão Tarifária Periódica – RTP) of the Permitted Annual Revenue (Receita Anual Permitida – RAP) of the transmission concessions that had been extended under Law 12783/2013. Thus, for 2023 there was the ordinary process of annual readjustment of transmission revenue, established by Ratifying Resolution (Resolução Homologatória) No. 3.216 of 4 July 2023. The financial impact of the new RAPs had no material impact on the calculation of contract assets, since there were no significant changes to the assumptions used.

On December 5, 2023, ANEEL approved Order No. 4,675, recognizing administrative appeals filed against ReN No. 3,216/2023, which led to changes in the RAP result for the 2023-2024 cycle, the effects of which will be reflected in the 2024-2025 cycle. The effects of the claims that were accepted, in full or in part, represent an increase of 1.16% in the RAPs approved in ReH No. 3.216/2023 (from R$1,084,670 to R$1,097,264) and a reduction in the Adjustment

ANNUAL REPORT AND FORM 20-F | 2023	F-48

Portion (PA) of 35.5% (from R$39,303 to R$25,350). The effects of the changes are being analyzed and no material impacts are expected, considering that there were no significant changes in the assumptions used.

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

Thus, the debt balance of this component was recalculated, using remuneration at the rate of cost capital, up to the date of actual payment (July 1, 2020), discounted present value of the amount paid.

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

ANEEL Order 402, of February 14, 2023, postponed to 2024 the RTP of the RAP of the transmission concessions extended under Law No. 12.783/2013. ReN No. 3,216/2023 established the annual revenues, which were subsequently modified by Order No. 4,675 of December 5, 2023. These regulations had no impact on this financial component.

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

The next Periodic Tariff Revision (RTP) of the enhancements that have been approved will take place in June 2024, with effect from July 1st, 2024.

c)
Concession contract no. 006/2011

The contract regulates commercial operation of public transmission service, comprising construction, maintenance and operation of the Sete Lagoas 4 substation, in effect until June 15, 2041.

The indexer used for adjustment of the contract is the Expanded National Consumer Price (‘Índice de Preços ao Consumidor Amplo’ - IPCA).

ANNUAL REPORT AND FORM 20-F | 2023	F-49

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

Accounting policy

Energy Distribution activity

Assets linked to concession infrastructure still under construction are initially recorded as contract assets, considering the right of the Company to charge for the services provided to customers or receive an indemnity at the end of the concession period for assets not yet amortized. In accordance with IFRS 15, the counterpart amounts of construction revenues equivalent to the new assets are initially recorded as contract assets, measured at acquisition cost including capitalized borrowing costs.

After the assets start operation, the conclusion of the performance obligation linked to construction is recorded, and the assets are split between financial assets and intangible assets. Assets amortized over the term of the concession are classified as intangible assets. The portion of the assets not amortized within the concession period, which will be subject to compensation at the end of the concession, is classified as a financial asset.

Transmission activity

During the term of the concession, the company receives the Annual Permitted Revenue (RAP), which remunerates the investment made in the transmission lines, as well as the improvement, operation and maintenance services. The transmission revenue is recognized as the corresponding performance obligations are met, namely: (i) availability and construction and (ii) operation and maintenance. The amounts are recognized in the Company's income statement, against the contract asset. Subsequently, when the credit notice is issued by the ONS, the RAP is invoiced and the balances are transferred from Contract Assets to Consumer Receivables.

When construction of transmission infrastructure is concluded the assets related to the transmission infrastructure remains classified as contract assets, considering the dependence on the satisfaction of a performance obligations during the concession period, represented by the availability/construction, operation and maintenance of the transmission lines, thus there is no unconditional right to receive the consideration for the construction services unless the Company operates and maintains the infrastructure.

The costs related to the infrastructure construction are recognized as incurred in the statement of income.

Additional information about the accounting practices related to the assets related to the transmission segment are described in note 14.

Gas distribution activity

New assets are classified initially as contract assets, measured at acquisition cost, including capitalized borrowing costs. When they start operation, they are split into financial assets and intangible assets.

The Company's accounting policy in relation to impairment for the contract assets of all activities can be found in note 3.6.

ANNUAL REPORT AND FORM 20-F | 2023	F-50

Estimations and judgments

Transmission activity

Construction and improvement revenues are recognized according to the stage of completion of the work, based on the costs actually incurred, plus the construction margin. The margin allocated to the infrastructure construction performance obligation is defined based on management's best estimates and expectations of the profitability of the projects implemented by the Company.

When the tariff changes during the periodic tariff reviews, the contract asset is remeasured, bringing future RAPs to present value at the implicit rate originally identified, comparing the result found with the balance recorded, in order to recognize the gain or loss in profit or loss.

Of the amounts invoiced for transmission concession revenue, represented by the RAP, the portion relating to the fair value of the operation and maintenance of the assets is recognized against the income statement for the year and the portion relating to construction revenue, originally recorded when the assets were formed, is written off against contract assets. Additions due to expansion and reinforcement generate additional cash flow and are therefore incorporated into the balance of the contract asset.

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

The discount rate related to the financial component of the concession contract asset represents the Company's best estimate for the financial remuneration of the investments in the transmission infrastructure, which represents the approximate percentage of what would be the cash price to be charged for the infrastructure built or improvement by the concessionaire in a sale transaction. The implicit rate for pricing the financial component of the concession contract asset is established at the beginning of the investments and considers the credit risk of the counterparties.
15.
INVESTMENTS

	Control	2023	2022

Guanhães Energia S.A. ("Guanhães Energia")	Jointly controlled	222	183
Hidrelétrica Cachoeirão S.A. ("Hidrelétrica Cachoeirão")	Jointly controlled	47	47
Hidrelétrica Pipoca S.A. ("Hidrelétrica Pipoca")	Jointly controlled	47	47
Madeira Energia ("MESA") (3)	Affiliated	-	10
Fundo de Investimento em Participações Melbourne Multiestratégia ("FIP Melbourne") (3)	Affiliated	-	8
Retiro Baixo Energética S.A. ("Retiro Baixo") (4)	Jointly controlled	-	185
Aliança Norte Participações S.A. ("Aliança Norte") (2)	Jointly controlled	536	576
Baguari Energia S.A. ("Baguari Energia") (4)	Jointly controlled	-	160
Aliança Geração de Energia S.A. ("Aliança Geração")	Jointly controlled	1,172	1,194
Amazônia Energia Participações S.A. ("Amazônia Energia") (2)	Jointly controlled	819	886
Paracambi Energética S.A. ("Paracambi") (antiga Lightger)	Jointly controlled	112	134
Transmissora Aliança de Energia Elétrica S.A. ("Taesa")	Jointly controlled	1,565	1,549
UFVs (1)	Jointly controlled	112	128

Total of investments		4,632	5,107

Total		4,632	5,107

(1)
Set of photovoltaics business, in which the investee Cemig Sim has a interest.
(2)
Indirect interest in the Belo Monte plant through these investees.
(3)
On March 20, 2023, Cemig GT completed the sale of its direct and indirect ownership interest in the capital stock of Mesa to Furnas Centrais Elétricas S.A. ("Furnas"). More details will follow in the course of this explanatory note.
(4)
Cemig GT concluded the sale of its stake in the share capital of the companies Baguari Energia and Retiro Baixo to Furnas, on October 6 and November 22, 2023, respectively. Further details can be found in this note.

ANNUAL REPORT AND FORM 20-F | 2023	F-51

Investee	2022	Gain (loss) by equity method (Income statement)	Dividends	Additions / Acquisitions	(Others)	2023
Hidrelétrica Cachoeirão	47	12	(12)	-	-	47
Guanhães Energia	183	39	-	-	-	222
Hidrelétrica Pipoca	47	15	(15)	-	-	47
MESA (3)	10	(10)	-	-	-	-
FIP Melbourne (3)	8	22	-	-	(30)	-
Paracambi (former Lightger)	134	15	(26)	-	(11)	112
Baguari Energia (4)	160	12	(12)	-	(160)	-
Amazônia Energia (1)	886	(67)	-	-	-	819
Aliança Norte (1)	576	(40)	-	-	-	536
Taesa	1,549	278	(262)	-	-	1,565
Aliança Geração	1,194	136	(158)	-	-	1,172
Retiro Baixo (4)	185	5	-	-	(191)	(1)
UFV Janaúba Geração de Energia Elétrica Distribuída S.A. ("UFV Janaúba")	3	2	-	-	-	5
UFV Corinto Geração de Energia Elétrica Distribuída S.A. ("UFV Corinto")	8	1	(1)	-	-	8
UFV Manga Geração de Energia Elétrica Distribuída S.A. ("UFV Manga")	11	2	(1)	-	-	12
UFV Bonfinópolis II Geração de Energia Elétrica Distribuída S.A. ("UFV Bonfinópolis II")	5	-	-	-	-	5
UFV Lagoa Grande Geração de Energia Elétrica Distribuída S.A. ("UFV Lagoa Grande")	15	2	(2)	-	-	15
UFV Lontra Geração de Energia Elétrica Distribuída S.A. ("UFV Lontra")	18	2	(2)	-	-	18
UFV Mato Verde Geração de Energia Elétrica Distribuída S.A. ("UFV Mato Verde")	6	1	(1)	-	-	6
UFV Mirabela Geração de Energia Elétrica Distribuída S.A. ("UFV Mirabela")	4	1	-	-	-	5
UFV Porteirinha I Geração de Energia Elétrica Distribuída S.A. ("UFV Porteirinha I")	4	1	(1)	-	-	4
UFV Porteirinha II Geração de Energia Elétrica Distribuída S.A. ("UFV Porteirinha II")	7	1	(1)	-	-	7
UFV Brasilândia Geração de Energia Elétrica Distribuída S.A. ("UFV Brasilândia")	15	2	(2)	-	-	15
Apolo I SPE Empreendimentos e Energia S.A. ("UFV Apolo I")	7	-	-	-	(1)	6
Apolo II SPE Empreendimentos e Energia S.A. ("UFV Apolo I")	-	-	-	6	-	6
G2 Campo Lindo I Energia S.A. ("UFV Campo Lindo I") (2)	8	-	-	10	(18)	-
G2 Campo Lindo II Energia S.A. ("UFV Campo Lindo II") (2)	9	-	-	10	(18)	1
G2 Olaria I Energia S.A. ("UFV Olaria I") (2)	8	-	-	10	(18)	-
Total of investments	5,107	432	(496)	36	(447)	4,632

Total	5,107	432	(496)	36	(447)	4,632

(1)
Indirect participation in Belo Monte Dam through these investees.
(2)
On July 20, 2023, control of these investees was acquired and they were consolidated by the Company. Therefore, the Company’s interest in these investees is reflected in the Company’s consolidated assets and liabilities.
(3)
On March 20, 2023, Cemig GT completed the sale of its direct and indirect ownership interest in the capital stock of Mesa to Furnas Centrais Elétricas S.A. ("Furnas"). More details will follow in the course of this explanatory note.
(4)
The sale of Baguari Energia was completed on October 6, 2023 and the sale of Retiro Baixo was completed on November 22, 2023. The investments writ-off is presented in the "Other" column depicted above .Further details can be found in this note.

For the fiscal year ended on December 31, 2023, the Company's management evaluated whether there were indications of possible devaluation of assets, as referred to in IAS 36 - Impairments of Assets. The net book value of the investments was found to be recoverable.

Additionally, in relation to the above, the Company’s management has assessed the risk threatening all its investments ability to continue as a going concern, taking substantially into consideration: the economic-financial clauses of Cemig D and Gasmig; the guarantee of revenues of the transmission companies; the protection against force majeure reduction in regulated generation contracts; and all the legal measures that have been applied by the federal government and by Aneel - and has concluded that the Company and its subsidiaries’ will continue to operate as a going concern.

ANNUAL REPORT AND FORM 20-F | 2023	F-52

Changes in investments in subsidiaries, jointly controlled entities and affiliates:

Investee	2021	Gain (loss) by equity method (Income statement)	Dividends	Additions / Acquisitions	Other	2022

Hidrelétrica Cachoeirão	59	15	(27)	-	-	47
Guanhães Energia	125	58	-	-	-	183
Hidrelétrica Pipoca	47	16	(16)	-	-	47
MESA (3)	-	10	-	-	-	10
FIP Melbourne (3) (5)	-	169	-	-	(161)	8
Paracambi (formely Lightger)	124	17	(7)	-	-	134
Baguari Energia	168	22	(30)	-	-	160
Amazônia Energia (4)	933	(47)	-	-	-	886
Aliança Norte (4)	609	(33)	-	-	-	576
Ativas	16	(1)	-	-	(15)	-
Taesa	1,580	305	(336)	-	-	1,549
Aliança Geração	1,141	104	(48)	-	(3)	1,194
Retiro Baixo	201	22	(38)	-	-	185
UFV Janaúba Geração de Energia Elétrica Distribuída S.A. (‘UFV Janaúba’)	3	1	(1)	-	-	3
UFV Corinto Geração de Energia Elétrica Distribuída S.A. (‘UFV Corinto’) (2)	9	2	(2)	-	(1)	8
UFV Manga Geração de Energia Elétrica Distribuída S.A. (‘UFV Manga’) (2)	11	3	(2)	-	(1)	11
UFV Bonfinópolis II Geração de Energia Elétrica Distribuída S.A. (‘UFV Bonfinópolis II’) (2)	6	1	(1)	-	(1)	5
UFV Lagoa Grande Geração de Energia Elétrica Distribuída S.A. (‘UFV Lagoa Grande’) (2)	15	3	(2)	-	(1)	15
UFV Lontra Geração de Energia Elétrica Distribuída S.A. (‘UFV Lontra’) (2)	18	4	(3)	-	(1)	18
UFV Mato Verde Geração de Energia Elétrica Distribuída S.A. (‘UFV Mato Verde’) (2)	6	1	(1)	-	-	6
UFV Mirabela Geração de Energia Elétrica Distribuída S.A. (‘UFV Mirabela’) (2)	4	1	(1)	-	-	4
UFV Porteirinha I Geração de Energia Elétrica Distribuída S.A. (‘UFV Porteirinha I’) (2)	5	1	(1)	-	(1)	4
UFV Porteirinha II Geração de Energia Elétrica Distribuída S.A. (‘UFV Porteirinha II’) (2)	7	1	(1)	-	-	7
UFV Brasilândia Geração de Energia Elétrica Distribuída S.A. (‘UFV Brasilândia’) (2)	15	3	(2)	-	(1)	15
Apolo I SPE Empreendimentos e Energia S.A. (‘UFV Apolo I’)	-	1	-	6	-	7
G2 Campo Lindo I Energia S.A. (‘UFV Campo Lindo I’)	-	1	-	7	-	8
G2 Campo Lindo II Energia S.A. (‘UFV Campo Lindo II’)	-	2	-	7	-	9
G2 Olaria I Energia S.A. (‘UFV Olaria I’)	-	1	-	7	-	8
Axxiom	4	(4)	-	-	-	-
Itaocara	-	(3)	-	10	(7)	-

Total investment	5,106	676	(519)	37	(193)	5,107

Itaocara - Uncovered liability	(21)	7	-	14	-	-
MESA (3) - Loss provisions (1)	(162)	162	-	-	-	-

Total	4,923	845	(519)	51	(193)	5,107

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

ANNUAL REPORT AND FORM 20-F | 2023	F-53

Investee	2020	Gain (loss) by equity method (Income statement)	Dividends	Additions / acquisitions	Losses on investments	Other	2021

Hidrelétrica Cachoeirão	53	14	(8)	-	-	-	59
Guanhães Energia	131	(6)	-	-	-	-	125
Hidrelétrica Pipoca	36	11	-	-	-	-	47
Madeira Energia (Santo Antônio plant)	209	(209)	-	-	-	-	-
FIP Melbourne (Santo Antônio plant)	158	(158)	-	-	-	-	-
Lightger	131	5	(12)	-	-	-	124
Baguari Energia	159	31	(22)	-	-	-	168
Amazônia Energia (Belo Monte plant)	965	(32)	-	-	-	-	933
Aliança Norte (Belo Monte plant)	631	(22)	-	-	-	-	609
Ativas Data Center	17	(1)	-	-	-	-	16
Taesa	1,467	481	(368)	-	-	-	1,580
Aliança Geração	1,167	199	(225)	-	-	-	1,141
Retiro Baixo	195	13	(7)	-	-	-	201
UFV Janaúba Geração de Energia Elétrica Distribuída	10	1	(2)	-	-	(6)	3
UFV Corinto Geração de Energia Elétrica Distribuída	10	-	(1)	-	-	-	9
UFV Manga Geração de Energia Elétrica Distribuída	11	2	(2)	-	-	-	11
UFV Bonfinópolis II Geração de Energia Elétrica Distribuída	6	-	-	-	-	-	6
UFV Lagoa Grande Geração de Energia Elétrica Distribuída	15	2	(2)	-	-	-	15
UFV Lontra Geração de Energia Elétrica Distribuída	17	1	-	-	-	-	18
UFV Mato Verde Geração de Energia Elétrica Distribuída	6	1	(1)	-	-	-	6
UFV Mirabela Geração de Energia Elétrica Distribuída	4	1	(1)	-	-	-	4
UFV Porteirinha I Geração de Energia Elétrica Distribuída	6	-	(1)	-	-	-	5
UFV Porteirinha II Geração de Energia Elétrica Distribuída	7	1	(1)	-	-	-	7
UFV Brasilândia Geração de Energia Elétrica Distribuída (1)	-	4	(1)	12	-	-	15
Axxiom Soluções Tecnológicas	4	(2)	—	2	-	-	4

Total of investments	5,415	337	(654)	14	-	(6)	5,106

Itaocara - equity deficit (2)	(30)	7	-	42	(40)	-	(21)
Madeira Energia (Santo Antônio Plant) - provisions to losses (3)	-	(162)	-	-	-	-	(162)

Total	5,385	182	(654)	56	(40)	(6)	4,923

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

Main information on the subsidiaries, jointly controlled entities and affiliates, not adjusted for the percentage represented by the Company’s ownership interest:

ANNUAL REPORT AND FORM 20-F | 2023	F-54

		2023			2022			2021
Investee	Numbers of shares	Cemig interest (%)	Share capital	Equity	Cemig interest (%)	Share capital	Equity	Cemig interest (%)	Share capital	Equity
Cemig Geração e Transmissão	2,896,785,358	100.00	5,474	10,703	100.00	5,474	8,893	100.00	4,124	7,755
Mesa	24,796,536,323	-	-	-	7.53	12,202	229	15.51	10,620	1,492
Hidrelétrica Cachoeirão	35,000,000	49.00	35	96	49.00	35	96	49.00	35	120
Guanhães Energia	548,626,000	49.00	549	419	49.00	549	373	49.00	549	255
Hidrelétrica Pipoca	41,360,000	49.00	41	97	49.00	41	95	49.00	41	95
Baguari Energia	26,157,300,278	-	-	-	69.39	187	231	69.39	187	243
Parajuru	35,000,000	100.00	35	92	100.00	86	158	100.00	86	128
Volta do Rio	180,000,000	100.00	180	208	100.00	275	248	100.00	275	207
Paracambi (antiga Lightger)	79,078,937	49.00	57	83	49.00	79	123	49.00	79	98
Aliança Norte	41,949,320,044	49.00	1,210	1,007	49.00	1,210	1,084	49.00	1,209	1,148
Amazônia Energia (1)	1,322,897,723	74.50	1,323	1,099	74.50	1,323	1,189	74.50	1,323	1,252
Aliança Geração	1,291,582,500	45.00	1,291	2,046	45.00	1,291	2,039	45.00	1,291	1,858
Retiro Baixo	225,350,000	-	-	-	49.90	225	319	49.90	225	346
Itaocara	156,259,500	49.00	207	15	49.00	207	15	49.00	156	(42)
Cemig Baguari	406,000	100.00	-	-	100.00	-	-	100.00	-	-
CEMIG Geração Três Marias	1,291,423,369	-	-	-	100.00	1,291	1,728	100.00	1,291	1,652
CEMIG Geração Salto Grande	405,267,607	-	-	-	100.00	405	562	100.00	405	527
Cemig Geração Itutinga	151,309,332	100.00	151	228	100.00	151	231	100.00	151	212
Cemig Geração Camargos	113,499,102	100.00	113	168	100.00	113	183	100.00	113	165
Cemig Geração Sul	148,146,505	100.00	148	255	100.00	148	252	100.00	148	215
Cemig Geração Leste	100,568,929	100.00	101	158	100.00	101	168	100.00	101	148
Cemig Geração Oeste	60,595,484	100.00	61	145	100.00	61	126	100.00	61	106
Rosal Energia	46,944,467	100.00	47	112	100.00	47	123	100.00	47	115
Sá Carvalho	361,200,000	100.00	37	92	100.00	37	138	100.00	37	134
Horizontes Energia	10,000,000	100.00	10	32	100.00	39	61	100.00	39	60
Cemig PCH	6,000,000	100.00	6	51	100.00	46	99	100.00	46	90
Cemig Geração Poço Fundo	139,084,745	100.00	139	168	100.00	139	172	100.00	97	114
Empresa de Serviços de Comercialização de Energia Elétrica S.A.	486,000	100.00	-	29	100.00	-	11	100.00	-	8
Cemig Trading	1,000,000	100.00	1	9	100.00	1	6	100.00	1	2
Centroeste	28,000,000	100.00	28	113	100.00	28	120	100.00	28	-
UFV Três Marias	6,887,499	100.00	7	46	100.00	-	-	-	-	-
Cemig Distribuição	2,359,113,452	100.00	6,284	9,121	100.00	5,372	7,105	100.00	5,372	6,943
Taesa	1,033,496,721	21.68	3,042	6,679	21.68	3,042	6,570	21.68	3,042	6,685
Gasmig	409,255,483	99.57	665	1,386	99.57	665	1,373	99.57	665	1,222
Cemig Sim	306,664,742	100.00	307	419	100.00	175	199	100.00	285	297
Sete Lagoas	36,857,080	100.00	37	80	100.00	37	73	100.00	37	65

(1)
Indirect participation in Belo Monte Plant through this investee.

ANNUAL REPORT AND FORM 20-F | 2023	F-55

The main balances for the affiliated and jointly controlled entities on December 31, 2023

2023	Taesa	Paracambi (formely Lightger)	Hidrelétrica Cachoeirão	Hidrelétrica Pipoca	Aliança Norte (1)

Assets
Current	2,745	24	11	11	-
Cash and cash equivalents	1,144	17	7	6	-
Non-current	14,833	100	86	95	1,015

Total assets	17,578	124	97	106	1,015

Liabilities
Current	1,617	11	7	8	-
Loans	-	9	-	7	-
Non-current	9,282	30	-	1	8
Loans	368	30	-	1	-
Equity	6,679	83	90	97	1,007

Total liabilities and equity	17,578	124	97	106	1,015

Statement of income
Net sales revenue	1,345	60	38	46	-
Cost of sales	(196)	(16)	(15)	(12)	-
Depreciation and amortization	(6)	(12)	(4)	(4)	-

Gross income (loss)	1,149	44	23	34	-

General and administrative expenses	(179)	(2)	-	(1)	(77)
Finance income	370	7	3	3	-
Finance expenses	(1,623)	(4)	-	(1)	-

Operational income (loss)	(283)	45	26	35	(77)
Share of (loss) income, net, of subsidiaries and joint ventures	1,181	—	—	-	-
Income tax and social contribution tax	470	(4)	(2)	(3)	-

Net income (loss) for the year	1,368	41	24	32	(77)

Comprehensive income (loss) for the year
Net income (loss) for the year	1,368	41	24	32	(77)

Comprehensive income (loss) for the year	1,368	41	24	32	(77)

(1) At the year ended December 31, 2023, Company has assessed all relevant aspects related to going concern and no triggers of impairment were found.

ANNUAL REPORT AND FORM 20-F | 2023	F-56

2023	Guanhães Energia	Amazônia Energia	Aliança Geração	Usina Hidrelétrica Itaocara S.A.
Assets
Current	1,534	-	583	3
Cash and cash equivalents	112	-	348	3
Non-current	4,735	1,108	3,701	12

Total assets	6,269	1,108	4,284	15

Liabilities
Current	143	8	829	-
Loans	69	-	180	-
Non-current	1,151	-	1,767	-
Loans	941	-	993	-
Equity	4,975	1,100	1,688	15

Total liabilities and equity	6,269	1,108	4,284	15

Statement of income
Net sales revenue	60	-	1,149	-
Cost of sales	(39)	-	(472)	(1)
Depreciation and amortization	(21)	-	(131)	-

Gross income (loss)	21	-	677	(1)

General and administrative expenses	-	-	(51)	-
Finance income	15	-	50	-
Finance expenses	(10)	-	(171)	-

Operational income (loss)	26	-	505	(1)
Share of (loss) income, net, of subsidiaries and joint ventures	-	(83)	23	-
Income tax and social contribution tax	(7)		(170)	-

Net income (loss) for the year	19	(83)	358	(1)

Comprehensive income (loss) for the year
Net income (loss) for the year	19	(83)	358	(1)

Comprehensive income (loss) for the year	19	(83)	358	(1)

ANNUAL REPORT AND FORM 20-F | 2023	F-57

The main balances for the affiliated and jointly controlled entities on December 31, 2022

2022	Taesa	Paracambi (formely Lightger)	Hidrelétrica Cachoeirão	Hidrelétrica Pipoca	Retiro Baixo
Assets
Current	2,261	63	15	20	63
Cash and cash equivalents	760	60	11	14	49
Non-current	13,198	109	91	98	338

Total assets	15,459	172	106	118	401

Liabilities
Current	817	11	1	8	25
Loans	1,957	9	-	7	14
Non-current	8,045	38	1	7	45
Loans	372	38	-	7	28
Equity	6,597	123	104	103	331

Total liabilities and equity	15,459	172	106	118	401

Statement of income
Net sales revenue	1,621	62	43	45	77
Cost of sales	(176)	(17)	(12)	(10)	(4)
Depreciation and amortization	(9)	(12)	(3)	-	(9)

Gross income (loss)	1,445	45	31	35	73
General and administrative expenses	(197)	(2)	-	(1)	(3)
Finance income	652	6	4	3	10
Finance expenses	(1,700)	(4)	-	(1)	(5)

Operational income (loss)	200	45	35	36	75
Share of (loss) income, net, of subsidiaries and joint ventures	925	-	-	-	-
Income tax and social contribution tax	324	(4)	(3)	(3)	(26)

Net income (loss) for the year	1,449	41	32	33	49

Comprehensive income (loss) for the year
Net income (loss) for the year	1,449	41	32	33	49

Comprehensive income (loss) for the year	1,449	41	32	33	49

ANNUAL REPORT AND FORM 20-F | 2023	F-58

2022	Aliança Norte	Guanhães Energia	Amazônia Energia	Madeira Energia	Baguari Energia
Assets
Current	-	132	-	1,819	83
Cash and cash equivalents	-	3	-	924	10
Non-current	1,092	376	1,191	20,953	205

Total assets	1,092	508	1,191	22,772	288

Liabilities
Current	-	38	2	2,571	25
Loans	-	12	-	655	-
Non-current	8	97	-	19,972	24
Loans	-	80	-	13,546	-
Equity	1,084	373	1,189	229	239

Total liabilities and equity	1,092	508	1,191	22,772	288

Statement of income
Net sales revenue	-	57	-	4,137	81
Cost of sales	-	(45)	-	(3,451)	(31)
Depreciation and amortization	-	(16)	-	-	(10)

Gross income (loss)	-	12	-	686	50

General and administrative expenses	(65)	-	-	(150)	-
Finance income	-	90	-	361	10
Finance expenses	-	(11)	-	(3,521)	-

Operational income (loss)	(65)	91	-	(2,624)	60
Share of (loss) income, net, of subsidiaries and joint ventures	-	-	(63)	-	-
Income tax and social contribution tax	-	(32)	-	(222)	(20)

Net income (loss) for the year	(65)	59	(63)	(2,846)	40

Comprehensive income (loss) for the year
Net income (loss) for the year	(65)	59	(63)	(2,846)	40

Comprehensive income (loss) for the year	(65)	59	(63)	(2,846)	40

ANNUAL REPORT AND FORM 20-F | 2023	F-59

2022	Aliança Geração	Usina Hidrelétrica Itaocara S.A.	UFV Janaúba	UFV Corinto	UFV Manga
Assets
Current	724	4	4	2	2
Cash and cash equivalents	449	4	3	1	1
Non-current	3,468	11	17	17	20

Total assets	4,192	15	21	19	22

Liabilities
Current	383	-	2	-	-
Loans	136	-	2	-	-
Non-current	1,489	-	12	1	1
Loans	713	-	11	-	-
Equity	2,320	15	7	18	21

Total liabilities and equity	4,192	15	21	19	22

Statement of income
Net sales revenue	1,109	-	-	6	7
Cost of sales	(608)	-	5	(1)	(1)
Depreciation and amortization	(124)	-	(1)	-	-

Gross income (loss)	501	-	5	5	6

General and administrative expenses	(43)	-	-	-	-
Finance income	61	-	-	-	-
Finance expenses	(109)	(7)	(1)	-	-

Operational income (loss)	410	(7)	4	5	6
Share of (loss) income, net, of subsidiaries and joint ventures	11	-	-	-	-
Income tax and social contribution tax	(139)	-	(1)	(1)	(1)

Net income (loss) for the year	282	(7)	3	4	5

Comprehensive income (loss) for the year
Net income (loss) for the year	282	(7)	3	4	5

Comprehensive income (loss) for the year	282	(7)	3	4	5

ANNUAL REPORT AND FORM 20-F | 2023	F-60

2022	UFV Bonfinópolis II	UFV Lagoa Grande	UFV Lontra	UFV Olaria 1	UFV Mato Verde	UFV Mirabela
Assets
Current	2	3	4	1	1	1
Cash and cash equivalents	1	1	2	1	1	—
Non-current	12	23	27	13	11	9

Total assets	14	26	31	14	12	10

Liabilities
Current	-	-	1	-	-	-
Loans	-	-	-	-	-	-
Non-current	1	1	1	1	-	-
Loans	-	-	-	1	-	-
Equity	13	25	29	13	12	10

Total liabilities and equity	14	26	31	14	12	10

Statement of income
Net sales revenue	-	8	10	2	4	3
Cost of sales	(1)	(1)	(1)	(1)	(1)	(1)
Depreciation and amortization	-	-	-	(1)	-	-

Gross income (loss)	(1)	7	9	1	3	2

General and administrative expenses	-	-	-	-	-	-
Finance income	1	-	-	-	-	-
Finance expenses	-	-	-	-	-	-

Operational income (loss)	-	7	9	1	3	2
Share of (loss) income, net, of subsidiaries and joint ventures	-	-	-	-	-	-
Income tax and social contribution tax	3	(1)	(1)	-	-	-

Net income (loss) for the year	3	6	8	1	3	2

Comprehensive income (loss) for the year
Net income (loss) for the year	3	6	8	1	3	2

Comprehensive income (loss) for the year	3	6	8	1	3	2

ANNUAL REPORT AND FORM 20-F | 2023	F-61

2022	UFV Porteirinha I	UFV Porteirinha II	UFV Brasilândia	UFV Apolo 1	UFV Campo Lindo 1	UFV Campo Lindo 2
Assets
Current	1	2	3	1	1	1
Cash and cash equivalents	-	1	2	-	-	1
Non-current	11	11	28	8	13	13

Total assets	12	13	31	9	14	14

Liabilities
Current	-	-	4	-	-	-
Loans	-	-	-	-	-	-
Non-current	1	1	1	-	1	1
Loans	1	-	3	-	1	1
Equity	11	12	26	9	13	13

Total liabilities and equity	12	13	31	9	14	14

Statement of income
Net sales revenue	4	4	8	2	3	2
Cost of sales	(1)	(1)	(2)	(1)	(1)	(1)
Depreciation and amortization	-	-	-	-	(1)	(1)

Gross income (loss)	3	3	6	1	2	1

General and administrative expenses	-	-	-	-	-	-
Finance income	-	-	1	-	-	-
Finance expenses	-	-	-	-	-	-
Operational income (loss)	3	3	7	1	2	1

Share of (loss) income, net, of subsidiaries and joint ventures	-	-	-	-	-	-
Income tax and social contribution tax	-	-	(1)	-	-	-

Net income (loss) for the year	3	3	6	1	2	1

Comprehensive income (loss) for the year
Net income (loss) for the year	3	3	6	1	2	1

Comprehensive income (loss) for the year	3	3	6	1	2	1

ANNUAL REPORT AND FORM 20-F | 2023	F-62

The main balances for the affiliated and jointly controlled entities on December 31, 2021

2021	Hidrelétrica Itaocara S.A.	Ativas Data Center	Taesa	Axxiom Soluções Tecnológicas	Lightger	Hidrelétrica Cachoeirão
Assets
Current	5	42	2,135	13	35	29
Cash and cash equivalents	5	16	385	4	29	25
Non-current	11	96	13,761	19	120	93

Total assets	16	138	15,896	32	155	122

Liabilities
Current	58	39	1,417	21	11	1
Loans	-	24	16	7	9	-
Non-current	-	19	7,794	2	46	1
Loans	-	14	614	-	46	-
Equity	(42)	80	6,685	9	98	120

Total liabilities and equity	16	138	15,896	32	155	122

Statement of income
Net sales revenue	-	90	3,472	28	54	37
Cost of sales	(36)	(85)	(649)	(28)	(26)	(8)
Depreciation and amortization	-	(10)	(9)	(1)	(11)	(3)

Gross income (loss)	(36)	5	2,823	-	28	29
General and administrative expenses	-	(7)	(169)	(4)	(1)	-
Finance income	-	-	34	-	2	2
Finance expenses	(30)	(3)	(844)	(1)	(11)	-

Operational income (loss)	(66)	(5)	1,844	(5)	18	31
Share of (loss) income, net, of subsidiaries and joint ventures	-	-	781	-	-	-
Income tax and social contribution tax	-	-	(411)	-	(3)	(2)

Net income (loss) for the year	(66)	(5)	2,214	(5)	15	29

Comprehensive income (loss) for the year
Net income (loss) for the year	(66)	(5)	(2.214)	(5)	15	29
Equity valuation adjustments	—	—	37	—	—	—

Comprehensive income (loss) for the year	(66)	(5)	2,251	(5)	15	29

ANNUAL REPORT AND FORM 20-F | 2023	F-63

2021	Hidrelétrica Pipoca	Retiro Baixo	Aliança Norte	Guanhães Energia	Amazônia Energia	Madeira Energia (1)	Baguari Energia
Assets
Current	18	111	-	15	-	928	72
Cash and cash equivalents	12	99	-	5	-	180	3
Non-current	101	322	1,150	392	1,254	23,286	218

Total assets	119	433	1,150	407	1,254	24,214	290

Liabilities
Current	10	38	-	41	2	2,309	21
Loans	7	14	-	12	-	116	-
Non-current	14	49	2	111	-	20,413	26
Loans	13	41	-	93	-	12,828	-
Equity	95	346	1,148	255	1,252	1,492	243

Total liabilities and equity	119	433	1,150	407	1,254	24,214	290

Statement of income
Net sales revenue	39	70	-	52	-	3,758	77
Cost of sales	(11)	(25)	-	(55)	(2)	(2,292)	(9)
Depreciation and amortization	(3)	(9)	-	(18)	-	(870)	(11)

Gross income (loss)	28	45	-	(3)	(2)	1,466	68
General and administrative expenses	(2)	(3)	(2)	-	-	(80)	-
Finance income	-	4	-	-	-	265	4
Finance expenses	(2)	(5)	-	(8)	-	(3,476)	(4)

Operational income (loss)	24	41	(2)	(11)	(2)	(1,825)	68
Share of (loss) income, net, of subsidiaries and joint ventures	-	-	(39)	-	(42)	-	-
Income tax and social contribution tax	(1)	(13)	—	(2)	-	1,812	(23)

Net income (loss) for the year	23	28	(41)	(13)	(44)	(13)	45

Comprehensive income (loss) for the year	23	28	(41)	(13)	(44)	(79)	45

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

ANNUAL REPORT AND FORM 20-F | 2023	F-64

2021	Aliança Geração	UFV Janaúba	UFV Corinto	UFV Manga	UFV Bonfinópolis II	UFV Lagoa Grande
Assets
Current	728	1	3	3	2	3
Cash and cash equivalents	378	1	2	2	2	3
Non-current	3,364	18	17	20	12	23

Total assets	4,092	19	20	23	14	26

Liabilities
Current	762	2	1	1	1	-
Loans	101	-	-	-	-	-
Non-current	1,472	12	-	-	-	-
Loans	700	-	-	-	-	-
Equity	1,858	5	19	22	13	26

Total liabilities and equity	4,092	19	20	23	14	26

Statement of income
Net sales revenue	1,096	5	4	6	3	6
Cost of sales	(102)	(2)	-	-	-	-
Depreciation and amortization	(157)	(2)	(1)	(1)	-	(1)

Gross income (loss)	994	3	4	6	3	6
General and administrative expenses	(44)	-	(1)	(1)	(1)	(1)
Finance income	41	-	-	-	-	-
Finance expenses	(233)	(1)	-	-	-	-

Operational income (loss)	758	2	3	5	2	5
Income tax and social contribution tax	(252)	(1)	-	(1)	(1)	(1)

Net income (loss) for the year	506	1	3	4	1	4

Comprehensive income (loss) for the year	506	1	3	4	1	4

ANNUAL REPORT AND FORM 20-F | 2023	F-65

2021	UFV Lontra	UFV Mato Verde	UFV Mirabela	UFV Porteirinha I	UFV Porteirinha II	UFV Brasilândia
Assets
Current	4	1	1	3	1	3
Cash and cash equivalents	3	1	1	2	-	2
Non-current	26	11	9	11	12	27

Total assets	30	12	10	14	13	30

Liabilities
Current	1	1	1	1	1	3
Equity	29	11	9	13	12	27

Total liabilities and equity	30	12	10	14	13	30

Statement of income
Net sales revenue	5	3	2	2	3	5
Depreciation and amortization	(1)	-	-	-	-	(1)
Gross income (loss)	5	3	2	2	3	5
General and administrative expenses	(1)	(1)	(1)	-	(1)	(1)
Operational income (loss)	4	2	1	2	2	4
Income tax and social contribution tax	(1)	-	-	-	-	(1)

Net income (loss) for the year	3	2	1	2	2	3

Comprehensive income (loss) for the year	3	2	1	2	2	3

Amazônia Energia S.A. and Aliança Norte Energia S.A.

Amazônia Energia and Aliança Norte are shareholders of Norte Energia S.A. (‘NESA’), which holds the concession to operate the Belo Monte Hydroelectric Plant. Through the jointly controlled entities referred to above, Cemig GT owns an indirect equity interest in NESA of 11.69%.

On December 31, 2023, NESA has negative net working capital of R$578 (R$494 on December 31, 2022). According to the estimates and projections, the situation of negative net working capital, and the future demands for investments in the hydroelectric plant, will be supported by revenues from future operations.

On September 21, 2015, NESA was awarded a preliminary injunction ordering ANEEL to abstain from applying penalties or sanctions to NESA in relation to the delay in Belo Monte Hydroelectric Plant to start operations, until the hearing of the application for an injunction made in the original case. NESA management, supported by their legal advisers, have classified the probability of loss as ‘possible’ and estimated the potential loss on December 31, 2023 to R$2,859 (R$2,972 on December 31, 2022). The potential impact for the Company is limited to its investment interest in NESA.

Montes Claros photovoltaic plant

On June 29, 2022, Cemig approved acquisition, through its wholly-owned subsidiary Cemig Sim, of 100% of the interests held by Genesys Participação Societária Ltda. and by an individual, among other, in the special-purpose company (‘SPC’) Duceu Geradores de Energia, Máquinas e Equipamentos SPE Ltda. (‘UFV Montes Claros’), owner of the Montes Claros photovoltaic plant.

On April 28, 2023, Cemig Sim concluded acquisition of 100% of the shares in the Montes Claros photovoltaic generation plant. This was approved by the Brazilian antitrust authority, CADE – its approval is a usual condition precedent in this type of transaction.

Below is a summary of the preliminary measurement of the fair value of the assets and liabilities acquired:

ANNUAL REPORT AND FORM 20-F | 2023	F-66

Montes Claros photovoltaic plant
– Net equity of the Montes Claros solar plant	20
– Added value (fair value – book value)	1

– Fair value of net assets	21

Goodwill	1
Consideration paid for 100% interest in the Montes Claros solar plant	20

Assets	Fair value on date of acquisition	Liabilities	Fair value on date of acquisition
Current	-	Current	-

Other current assets	-	Other current liabilities	-

		Non-current	5

Non-current	26	Other non-current liabilities	5

Fixed assets	19
Rights of use – Leasing	5
Intangible assets	2

		Total fair value, net	21

The acquisition will add to the Cemig Group’s participation in the generation sector and total generation output, also contributing to efficient supply to consumers due to the Group’s expertise in this market.

Acquisition of interest in special-purpose companies (SPCs)

On July 20, 2023, Cemig Sim concluded acquisition of the remaining 51% interests in the following SPCs – becoming the holder of 100% of the shares in these companies:

•
G2 Olaria 1 Energia S.A.,
•
G2 Campo Lindo 1 Energia S.A.,
•
G2 Campo Lindo 2 Energia S.A.

On the same date Cemig Sim also concluded acquisition of 100% of the shares in the SPC SPE G2 Olaria 2 Energia S.A. The aggregate value of these acquisitions was R$47.

These four SPCs own four photovoltaic generation plants in full commercial operation, with installed capacity of 13 MWp, operating in the regime of shared distributed mini-generation, in the city of Lavras, Minas Gerais.

This transaction underlines the Company’s strategy of growth in distributed generation, with 100% ownership of generation plants under its management, exclusively in the State of Minas Gerais.

Goodwill, capital gain and gain on fair value adjustment of previous investment

	UFV Campo Lindo 1	UFV Campo Lindo 2	UFV Olaria 1	UFV Olaria 2	Total
Consideration paid	10	10	10	17	47
Equity adjusted to market value	9	9	8	15	41
Capital gain	2	2	1	1	6
Goodwill	1	1	2	2	6

	UFV Campo Lindo 1	UFV Campo Lindo 2	UFV Olaria 1	Total
Previous investment measured at fair value (a)	10	10	9	29
Investment on acquisition date (b)	7	7	7	21
Gain from adjustment to fair value of previous investment (a - b) (1)	3	3	3	9

ANNUAL REPORT AND FORM 20-F | 2023	F-67

(1)
The gain on the fair value adjustment of the previous holding was recognized under "Fair value adjustment of investments" in the Income Statement.

Fair value of acquired assets and liabilities

Assets	Fair value on acquisition date	Liabilities	Fair value on acquisition date
Current	3	Current	-
Other assets	3	Other liabilities	-

		Non-current	2
Non-current	42	Other liabilities	2
Fixed assets	34
Right of use – leases	1
Intangible asset - Right of commercial operation	7
	Total net assets at fair value		41

Absorption of the wholly-owned subsidiaries Cemig Geração Três Marias S.A. and Cemig Geração Salto Grande S.A.

On January 24, 2023 Aneel approved transfer of the concessions of the Três Marias and Salto Grande hydroelectric plants to Cemig GT. On May 31, 2023, the merger was approved at the Company's Extraordinary General Meeting (EGM), at book value, with the consequent extinction of the investees as of this date and succession by Cemig GT in all its assets, rights and obligations, under the terms of Article 277 of Law 6.404/1976.

Since this was a merger of wholly-owned subsidiaries, there was no capital increase or need to issue new shares in Cemig GT.

The merger will optimize Cemig's corporate structure, resulting in cost reductions and generating administrative and financial efficiency.

Divestments in shareholdings

MESA

On March 20, 2023 the Cemig GT completed sale to Furnas Centrais Elétricas S.A of the whole of its direct and indirect stockholding interests in Mesa, equivalent to 7.53% of the share capital of that investee, which is the controlling stockholder of Santo Antônio Energia S.A. (SAE), for R$55.

With the conclusion of the sale, Furnas undertook to assume the guarantees given by Cemig and Cemig GT to the Brazilian Development Bank (BNDES) and other creditors, under agreements for financing of SAE, and to hold Cemig and Cemig GT harmless from any obligation relating to these guarantees, up to the time when these obligations are effectively assumed by Furnas.

As a result of the sale a capital gain was recognized in March 2023, as follows:

Parent company e Consolidated
Direct participation:	4.1422%
Indirect participation:	3.3837%
Selling price:	736
Direct participation (1):	30
Indirect participation (1):	25
55
Investment cost (2):	-

(1)
The effects of the sale are presented in the results of the Holdings/Holding operating segment in note 5.
(2)
The calculation considered the investment balance as of February 28, 2023, which represents the last financial statement prepared for the investee before the sale, used for equity accounting purposes. The investment balance is zero, hence its derecognition did not result in any impact on the profit or loss for the purpose of determining the gain on disposal.

ANNUAL REPORT AND FORM 20-F | 2023	F-68

The capital gain relating to the direct stockholding was recognized in the income statement for the period, with counterpart in Cash and cash equivalents. The taxes on this amount were R$10, representing 34% (25% corporate income tax and 9% Social Contribution tax on Net Profit).

The capital gain on the indirect participation was recognized by the equity method, because of its origin in realization of the equity interest held by Fundo Melbourne in SAAG. Due to the sale of the equity interest by the investment fund, which subsists only for operational reasons necessary for its liquidation, the balance receivable from the funds was recognized in the Statement of financial position as a financial instrument in the ‘Other assets’ group, considering the imminence of receipt of the proceeds.

This disposal is part of the execution of Cemig’s disinvestment program, with the aim of redirecting management efforts and allocation of capital to the State of Minas Gerais.

The agreement between FIP Melbourne and AGPar - CCBC Arbitration Judgment 86/2016

The share purchase agreement that governed the transaction for acquisition of the shares of SAAG by the Company specifies payment of indemnity to FIP Melbourne by AGPar in the event of any excess cost in Mesa as a result of any causative factor prior to the signature of that agreement. From the conclusion of the transaction in 2014, up to the year 2016, there were extraordinary expenditures, which had to be borne by FIP Melbourne, and which, in FIP Melbourne’s understanding, were within the scope of the provision of the share purchase agreement. Since agreement was not reached with AGPar on these questions, FIP Melbourne filed arbitration proceedings with the Brazil-Canada Chamber of Commerce.

The final arbitration judgment was given in January 2021, in favor of FIP Melbourne, and in August 2022 an agreement was signed between the parties to terminate litigation, establishing the updated amount of compensation at R$200, which was paid on September 12, 2022.

Considering Cemig GT's participation in FIP Melbourne, the Company has a receivable recorded in the amount of R$256 on September 30, 2023, in the statement of financial position under “Other Assets”. On October 23, 2023, Cemig GT received the updated amount of R$257.

Baguari Energia and Retiro Baixo Energética

Transaction 1

Share purchase agreements were signed on April 14, 2023 for sale to Furnas Centrais Elétricas of the Cemig GT’s entire stockholding interests in the jointly-controlled subsidiaries Retiro Baixo and Baguari Energia, as follows:

(1)
for R$200, the 49.9% equity interest held by the Cemig GT in Retiro Baixo, which operates the Retiro Baixo Hydroelectric Plant, in Minas Gerais, with installed capacity of 81.1 MW, and assured energy (physical offtake guarantee) of 34.8 MW.
(2)
for R$393, the Cemig GT’s indirectly held interest of 34% in the Baguari Consortium, which operates the Baguari hydroelectric plant, in Minas Gerais, with installed generation capacity of 140 MW and assured energy (physical offtake guarantee) of 81.9 MW, representing 69.39% of the share capital of Baguari Energia.

In April 2023 the assets were classified as held for sale, at book value, in accordance with IFRS 15, thus having no effect on net profit.

Assets classified as held for sale	Book value on Apr. 30, 2023 - R$ thousand	Fair value net of selling expenses - R$ thousand
Baguari Energia	160	392
Retiro Baixo	190	200

Total	350	592

It was concluded that the assets classified as held for sale do not qualify within the concept of discontinued operations, since they do not represent a significant separate line of business or geographical area of operations, nor do they constitute a subsidiary acquired exclusively for the purpose of resale.

ANNUAL REPORT AND FORM 20-F | 2023	F-69

Conclusion of the sale of Baguari Energia

On October 6, 2023, the Company concluded the sale to Furnas Centrais Elétricas of its entire holding, of 69.39%, in the share capital of Baguari Energia, which represents an indirect interest of 34% in the Baguari Consortium.

The value of the transaction was R$433, comprising: the amount of R$393 agreed in the share purchase agreement, plus updating at 100% of the CDI rate since December 31, 2022. Of this total, the amount of R$12 was deducted for the dividend received on October 3, 2023. Thus, the amount received on the closing date of the transaction was R$421.

As a result of conclusion of the transaction, the Company recognized the following accounting effects, in October 2023:

Stake held by Cemig GT	69.39%
Total sale price	421
Value of asset held for sale on Sep. 30, 2023	(160)

Corporate capital gain (1) (a)	261

Tax capital gain net of selling expenses (2)	248
IRPJ and CSLL (b)	(84)

Tax capital gain net of taxes (1)	164

Net impact on the Income Statement (a + b)	177

(1)
The effects of the disposal will be reported in the net profit for the operational segment of Equity holdings, in the note 5.
(2)
Sales expenses totaled R$1 and its refers to accounting, tax and legal due diligence services, and legal advice.

Completion of the disposal of Retiro Baixo Energética

On November 22, 2023, the sale was completed for the amount of R$223, made up of the amount agreed in the CCVA of R$190 plus 100% CDI adjustment since December 31, 2022. From this total, the amount of R$6 was deducted, referring to the dividend received on June 28, 2023. Thus, the amount received on the closing date of the transaction was R$218.

As a result of concluding the transaction, Cemig GT recognized the following accounting effects in November 2023:

Stake held by Cemig GT	49.9%
Total sale price	218
Value of asset held for sale on Nov. 30, 2023	191

Corporate capital gain (1) (a)	27

Tax capital gain net of selling expenses	6
IRPJ and CSLL (b)	(2)

Tax capital gain net of taxes (1)	4

Net impact on the Income Statement (a + b)	25

The effects of the disposal will be reported in the net profit for the operational segment of Equity holdings, in the note 5.

Transaction 2

On May 30, 2023, a share purchase agreement was signed for acquisition of 100% of the shares in Baguari I Geração de Energia Elétrica S.A., a company controlled by Neoenergia S.A., for R$ 454, formalizing the right of first refusal exercised by Baguari Energia.

Baguari Energia and Baguari I respectively hold interests of 49% and 51% in Consórcio UHE Baguari (– the Baguari Hydroelectric Plant Consortium).

ANNUAL REPORT AND FORM 20-F | 2023	F-70

With the conclusion of Transaction 1, Cemig GT will no longer hold any equity in Baguari Energia and thus have no participation in the Consórcio UHE Baguari. Thus, payment for the purchase of Baguari I by Baguari Energia will be entirely an obligation of Furnas. As a result, Transaction 2 will have no effect on Cemig GT.

Axxiom

On December 22, 2022, the Company entered into a share purchase agreement ("SPA") for the sale of 49.0% of its equity interest in Axxiom Soluções Tecnológicas S.A. ("Axxiom") to Light S.A. ("Light"), which held the remaining 51.0% interest.

On April 17, 2023, the Company completed the sale of its entire stake in Axxiom's share capital. The value of the transaction was a symbolic R$1.00 (one real), with the liquidation of Axxiom's assets and liabilities.

This transaction is in line with the Company's Strategic Plan, which provides for the divestment of assets that do not adhere to the Cemig Group's core activities.

Reduction of share capital in the jointly controlled subsidiary Guanhães Energia

An Extraordinary General Meeting of Stockholders held on September 19, 2023 decided to reduce the share capital by R$235, of which R$137 will be destined to absorption of losses and R$98 will be repaid to stockholders, with no reduction in the number of nominal common shares as currently issued. Thus, the share capital of the jointly controlled subsidiary has decreased from R$549 to R$313. The share of Cemig GT corresponds to R$48; in January 2024 Cemig GT received R$46. This transaction will be reflected in the interim financial statements for the first quarter of 2024.

Risks related to compliance with laws and regulations

Investigations

The Public Attorneys’ Office of the State of Minas Gerais is conducting a civil public inquiry with the objective of identifying any irregularities in the investment of Cemig GT in Guanhães Energia. Up to the date of publication of these financial statements there has been no movement in the process.

Accounting policy

Investments

The Company and its subsidiaries hold investments in affiliates and joint ventures. Control is obtained when the Company and/or one of its subsidiaries has the power to control the financial and operational policies of an entity to receive benefits from its activities. These investments are accounted using the equity method in the parent company and consolidated financial statements and are, initially, recognized at acquisition cost, by the consideration transferred, measured at fair value at acquisition date.

The difference between the amount paid and the amount of the shareholders’ equity acquired is recognized in Investments as: (i) added value, when the economic basis is substantially related to the fair value of the net assets of the subsidiary acquired; and (ii)goodwill, when the amount paid is higher than the fair value of the net assets, and this difference represents the expectation of generation of future value. The goodwill arising from the acquisition is tested annually for impairment.

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

The Company and its subsidiaries accounts business combinations using the acquisition method. Thus, at the moment of acquisition the acquiring company is required to recognize and measure the identifiable assets acquired, the

ANNUAL REPORT AND FORM 20-F | 2023	F-71

liabilities assumed, and the shareholding interests of non-controlling equity holders at fair value, which will result in recognition of a goodwill due to expectation of future profitability, or in a gain arising from an bargain purchase, the gain being allocated to the Statement of income for the period.

Capital gains and losses on acquisition represent the difference between the fair value of the identifiable assets acquired and the fair value of the liabilities assumed.

Estimations and judgments

Investments in shareholdings

The subsequent measurement of these investments is based on the equity method. Subsequent to this measurement, the company assesses whether there are indications of possible impairment in the recoverable value of its investments. Losses, when incurred, are recognized in the income statement if there is any indication that the recoverable value of the investment is lower than its book value. The equity method ceases to be applied from the moment the investment loses its characteristics as an associate, subsidiary or jointly-controlled subsidiary, for example in the case of classification as a non-current asset held for sale.

The financial statements of jointly-owned subsidiaries are prepared for the same disclosure period as those of the Company and its subsidiaries. When necessary, adjustments are made to bring the accounting policies into line with those applied by the Company and its subsidiaries.

Business combinations

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

In the parent company, the difference between the amount paid and the amount of the shareholders’ equity of the entities acquired is recognized in Investments based to the criteria described above.

ANNUAL REPORT AND FORM 20-F | 2023	F-72

16.
PROPERTY, PLANT AND EQUIPMENT

	2023			2022
	Historical cost	Accumulated depreciation	Net value	Historical cost	Accumulated depreciation	Net value
In service
Land	247	(33)	214	247	(30)	217
Reservoirs, dams and watercourses	3,323	(2,470)	853	3,303	(2,433)	870
Buildings, works and improvements	1,095	(868)	227	1,092	(859)	233
Machinery and equipment	2,826	(2,078)	748	2,765	(2,059)	706
Vehicles	19	(15)	4	15	(13)	2
Furniture and utensils	14	(11)	3	14	(11)	3

	7,524	(5,475)	2,049	7,436	(5,405)	2,031

In progress	1,207	-	1,207	379	-	379

Net property, plant and equipment	8,731	(5,475)	3,256	7,815	(5,405)	2,410

Changes in PP&E are as follows:

	2022	Additions (2)	Business Combination	Disposals - Assets classified as held for sale	Reversal of provision	Depreciation	Transfers / Capitalizations	2023
In service
Land (1)	217	-	-	(2)	-	(3)	2	214
Reservoirs, dams and watercourses	870	-	-	(22)	-	(79)	84	853
Buildings, works and improvements	233	-	-	(5)	-	(17)	16	227
Machinery and equipment	706	1	70	(29)	(1)	(69)	70	748
Vehicles	2	-	-	-	-	(2)	4	4
Furniture and utensils	3	-	-	-	-	-	-	3

	2,031	1	70	(58)	(1)	(170)	176	2,049

In progress	380	1,005	-	-	(2)	-	(176)	1,207

Net property, plant and equipment	2,411	1,006	70	(58)	(3)	(170)	-	3,256

(1)
Certain land linked to concession agreements with no indemnity provision is depreciated over the concession period.
(2)
This includes investments in the Boa Esperança and Jusante photovoltaic solar plants – respectively of R$369 and R$339.

ANNUAL REPORT AND FORM 20-F | 2023	F-73

	2021	Additions	Disposals	Depreciation	Transfers / Capitalizations	2022
In service
Land (1)	220	-	-	(3)	-	217
Reservoirs, dams and watercourses	944	-	-	(81)	7	870
Buildings, works and improvements	248	-	-	(17)	2	233
Machinery and equipment	697	-	(12)	(70)	91	706
Vehicles	1	-	-	(1)	2	2
Furniture and utensils	3	-	-	-	-	3

	2,113	-	(12)	(172)	102	2,031
In progress	306	176	-	-	(102)	380

Net property, plant and equipment	2,419	176	(12)	(172)	-	2,411

(1)
Certain land linked to concession agreements with no indemnity provision is amortized over the concession period.

	2020	Additions	Disposals	Depreciation	Write-off (2)	Transfers / capitalizations	Reversion of provision	2021
In service
Land (1)	224	-	(1)	(3)	-	-	-	220
Reservoirs, dams and watercourses	1,020	-	-	(81)	-	5	-	944
Buildings, works and improvements	264	-	-	(17)	-	1	-	248
Machinery and equipment	717	-	(14)	(69)	-	63	43	697
Vehicles	2	-	-	(1)	-	-	-	1
Furniture and utensils	3	-	-	-	-	-	-	3

	2,230	-	(15)	(171)	-	69	43	2,113
In progress	177	182	-	-	16	(69)	-	306

Net property, plant and equipment	2,407	182	(15)	(171)	16	-	43	2,419

(1)
Certain land sites linked to concession contracts and without provision for reimbursement are amortized in accordance with the period of the concession.
(2)
Reversal of a provision previously recognized for impairment of works in progress assets.

ANNUAL REPORT AND FORM 20-F | 2023	F-74

Depreciation rates, which take into consideration the expected useful life of the assets, are revised annually by Management and are as follows:

Generation	(%)	Administration	(%)
Reservoirs, dams and watercourses	2	Software	20
Buildings - Machine room	2	Vehicles	14.29
Buildings - Other	3.33	IT equipment in general	16.67
Generator	3.33	General equipment	6.25
Water turbine	2.5	Buildings - Other	3.33
Pressure tunnel	3.13
Command station, panel and cubicle	3.57
Floodgate	3.33

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

	Stake in power output (%)	Average annual depreciation rate (%)	2023	2022
In service
Queimado Power Plant	82.50	3.94	220	220
Accumulated depreciation			(142)	(135)

Total operation			78	85

In progress
Queimado Power Plant	82.50	-	2	2

Total construction			2	2

Total			80	87

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

ANNUAL REPORT AND FORM 20-F | 2023	F-75

Estimations and judgments

The relevant components of certain assets that are replaced over the economic useful life of the main asset are recognized separately and depreciated over the estimated period until their replacement. Periodic maintenance costs are recognized in the income statement as incurred.

Depreciation is calculated on the balance of property, plant and equipment in service and investments in consortia, by the straight-line method, using the rates that reflect the estimated useful life of the assets, for assets related to energy activities, limited in certain circumstances to the periods of the related concession contracts.

17.
INTANGIBLE ASSETS

	2023			2022
	Historical cost	Accumulated amortization	Residual value	Historical cost	Accumulated amortization	Residual value
In service
Useful life defined
Temporary easements	15	(7)	8	15	(6)	9
Onerous concession	14	(10)	4	14	(10)	4
Assets of concession	25,217	(10,933)	14,284	23,813	(10,258)	13,555
Assets of concession - GSF	1,031	(334)	697	1,032	(200)	832
Others	139	(79)	60	92	(77)	15

	26,416	(11,363)	15,053	24,966	(10,551)	14,415
In progress	196	-	196	206	-	206

Net intangible assets	26,612	(11,363)	15,249	25,172	(10,551)	14,621

Changes in Intangible assets are as follow:

	2022	Additions	Disposals	Amortization	Transfers (1)	2023
In service
Useful life defined
Temporary easements	9	-	-	(1)	-	8
Onerous concession	4	-	-	-	-	4
Assets of concession	13,555	3	(81)	(914)	1,721	14,284
Assets of concession - GSF	832	-	-	(135)	-	697
Others	15	26	(10)	(5)	34	60

	14,415	29	(91)	(1,055)	1,755	15,053
In progress	206	158	(3)	-	(165)	196

Net intangible assets	14,621	187	(94)	(1,055)	1,590	15,249

	2021	Additions	Disposals	Amortization	Transfers (1)	2022
In service
Useful life defined
Temporary easements	10	-	-	(1)	-	9
Onerous concession	5	-	-	(1)	-	4
Assets of concession	11,807	-	(57)	(817)	2,622	13,555
Assets of concession - GSF	966	-	-	(134)	-	832
Other	4	13	-	(3)	1	15

	12,792	13	(57)	(956)	2,623	14,415
In progress	161	106	-	-	(61)	206

Net intangible assets	12,953	119	(57)	(956)	2,562	14,621

ANNUAL REPORT AND FORM 20-F | 2023	F-76

	2020	Additions	Disposals	Amortization	Transfers (1)	2021
In service
Useful life defined
Temporary easements	9	-	-	(1)	2	10
Onerous concession	6	-	-	(1)	-	5
Assets of concession	11,674	-	(23)	(757)	913	11,807
Assets of concession - GSF	-	1,032	-	(66)	-	966
Other	8	-	-	(4)	-	4

	11,697	1,032	(23)	(829)	915	12,792
In progress	113	51	-	-	(3)	161

Net intangible assets	11,810	1,083	(23)	(829)	912	12,953

(1)
The main transfers were made between concession contract assets to Intangible assets: in 2022 of R$2,448 (R$902 in 2021).

Concession assets

The energy and gas distribution infrastructure assets already in service and that will be fully amortized during the concession term are recorded as intangible assets. Assets linked to the infrastructure of the concession that are still under construction are posted initially as contract assets, as detailed in Note 14.

The main amortization rates, which take into account the useful life that management expects for the asset, and reflect the expected pattern of their consumption, are as follows:

Energy	(%)	Administration	(%)
System cable - below 69 KV	6.67	Software	20.00
System cable - below 69 KV	3.57	Vehicles	14.29
Structure - Posts	3.57	General equipment	6.25
Overhead distribution transformer	4.00	Buildings	3.33
Circuit breaker - up to 69 kV	3.03
Capacitor bank - up to 69 kV	6.67
Voltage regulator - up to 69 kV	4.35

Gas	(%)	Administration	(%)
Tubing	3.33	Software	20.00
Buildings, works and improvements	4.00	Vehicles	20.00
Improvements in leased properties	10.00	Data processing equipment	20.00
Machinery and equipment	5.00 to 20.00	Furniture	10.00

The annual average amortization rate is 4.01% and by segment is follows:

Hydroelectric Generation	Wind Power Generation	Gas	Distribution	Administration
7.03%	8.81%	3.33%	3.90%	16.26%

Under the regulations of the energy segment, property, plant and equipment used in the distribution concession are linked to these services, and cannot be withdrawn, disposed of, assigned or provided in guarantee without the prior express authorization of the Grantor.

ANNUAL REPORT AND FORM 20-F | 2023	F-77

Renegotiation of hydrological risk – Generation Scaling Factor - GSF

ReH 2,919/2021 ratified the amounts of the right to compensation for the São Simão, Jaguara, Miranda and Volta Grande plants, which were owned by the Company during the period indicated in Law 14,052/2020 for compensation, but this Law does not specify how this will be carried out in the event of the absence of debts with the Union related to the concession regime determined in the Law. The amounts calculated are:

Plant re-offered for tender	Amount
São Simão	783
Miranda	146
Jaguara	237
Volta Grande	157

Total	1,323

On December 21, 2023, the Company sent correspondence to the Ministry of Mines and Energy - MME, requesting recognition of the absence of a mechanism for compensation, in the hypothesis mentioned above, as well as the updating of the amounts contained in ReH No. 2,919/2021 and their conversion into an agreement to extend the terms of certain power plants under the Company's concession, under the terms of Law No. 14,052/2020.

Considering that there is no legal provision on how to compensate for non-hydrological risks and the Company's right depends on the occurrence of uncertain future events, which are not entirely under its control, the contingent assets relating to the plants listed in the table above were not recognized.

Operating licenses

In compliance with the legal determinations contained in Copam Normative Decision 217/2017, the company's power plants and its subsidiaries have been going through the process of obtaining and renewing operating licenses.

The following facilities have obtained operating licenses: HPP Irapé, HPP Salto Grande, EOL Volta do Rio and HPP Pai Joaquim. Expenditure on environmental conditions, related to legal and regulatory requirements after the start-up of the projects, was estimated and recognized against intangible assets. The estimated costs of environmental conditions were brought to present value considering the incremental rate, taking into account the term of up to 10 years of the operating licenses, the period in which the asset will be amortized.

The Santa Luzia HPP, Jacutinga HPP, Salto Voltão HPP, Salto do Passo Velho HPP, Xicão HPP and Pissarrão HPP also obtained operating licenses, but no provisions were made for the costs of environmental conditions, since these plants are classified as assets held for sale.

In addition, the Luiz Dias HPP and Salto Moraes HPP also obtained operating licenses. Expenses related to legal and regulatory requirements after the projects come into operation are being calculated and estimated for provisioning against intangible assets in 2024.

Accounting policy

These mainly include assets relating to the service concession contracts described above and software. They are measured at total acquisition cost, less amortization expenses and accumulated impairment losses, when applicable.

Any gain or loss resulting from the derecognition of intangible assets, corresponding to the difference between their book value and the net sale value, is recognized in the income statement.

Energy and gas distribution activity

The portion of the concession assets that will be fully amortized during the concession is classified as an intangible asset and amortized over the term of the concession contract, as provided for in IFRIC 12 - Concession Contracts.

ANNUAL REPORT AND FORM 20-F | 2023	F-78

Renegotiation of hydrological risk – Generation Scaling Factor - GSF

Under the terms of Law 13.203/2015 and subsequent amendments, the hydrological risk was renegotiated, establishing the right to reimbursement for the costs incurred with the GSF, assumed by the owners of the hydroelectric plants participating in the Energy Reallocation Mechanism (MRE) between 2012 and 2017.

The procedure adopted by ANEEL for this compensation was to extend the grant periods for these plants. The company therefore recognized an intangible asset representing this right to extend the concessions.

On initial recognition, the fair value of the right to extend the concession was estimated individually for each plant, using the revenue approach, which converts future values into a single current value, discounted by the rate of return approved by management for the energy generation activity, reflecting current market expectations in relation to future values.

The useful life of the assets that make up property, plant and equipment and intangible assets has been adjusted to the new remaining term of the concession, i.e. the term of the extension of the right to grant the concession has been added to the originally agreed term. Thus, amortization is carried out using the straight-line method until the end of the new concession term.

Estimations and judgments

The annual amortization rates take into account the expected useful life of the assets and reflect their expected consumption pattern and are reviewed annually by management.

The Company and its subsidiaries have not identified any indications of impairment of their intangible assets.

18.
LEASING

The Company recognized a right of use and a lease liability for the following contracts which contain a lease in accordance with IFRS 16:

•
Leasing of commercial real estate used for serving customers;
•
Leasing of building used as administrative headquarter;
•
Leasing of commercial vehicles used in operations.

The discount rates were obtained based on incremental borrowing rate, as follows:

Incremental borrowing rate	Annual rate (%)	Monthly rate (%)
Contracts entered – 2022 (1)
Up to five years	6.48	0.53
Six to ten years	6.59	0.54
Eleven to fifteen years	6.64	0.54
Sixteen to thirty years	6.65	0.54

Contracts entered – 2023 (1)
Up to seven years	6.82	0.55
Eight to nine years	6.90	0.56
Ten to twelve years	6.99	0.57
Thirteen to twenty-two years	7.19	0.58

(1)
Monthly the Company calculates the addition to the rate to be applied to the new contracts. For the purposes of publication, these are presented at the average rates used.

ANNUAL REPORT AND FORM 20-F | 2023	F-79

a)
Right of use assets

The right-of-use assets were valued at cost, corresponding to the amount of the initial measurement of the lease liabilities, adjusted by its remeasurements, and amortized on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

Changes in the right of use asset are as follows:

	Real estate property	Vehicles	Total
Balances at December 31, 2021	192	34	226
Amortization (1)	(14)	(40)	(54)
Right of use acquired in a business combination	5	-	5
Disposals (contracts terminated)	(9)	(1)	(10)
Addition	24	117	141
Remeasurement (2)	16	5	21

Balances at December 31, 2022	214	115	329

Amortization (1)	(12)	(37)	(49)
Business combination adjustment	8	-	8
Disposals (contracts terminated)	(8)	(5)	(13)
Addition	31	24	55
Remeasurement (2)	13	55	68

Balances at December 31, 2023	246	152	398

(1)
Amortization of the Right of Use recognized in the Statement of income is net of use of the credits of PIS/Pasep and Cofins taxes on payments of rentals, a total R$0.719 in 2023 (R$0.641 in 2022).
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

The changes in the lease liabilities are as follows:

Balances at December 31, 2021	244

Addition	141
Lease obligation arising from business combination	5
Accrued interest	29
Payment of principal portion of lease liability	(66)
Payment of interest	(4)
Disposals (contracts terminated)	(16)
Remeasurement (2)	21
Balances at December 31, 2022	354

Addition	55
Lease obligation arising from business combination	3
Accrued interest (1)	38
Payment of principal portion of lease liability	(67)
Payment of interest	(5)
Disposals (contracts terminated)	(13)
Remeasurement (2)	68
Balances at December 31, 2023	433

Current liabilities	79
Non-current liabilities	354

(1)
Financial expenses recognized in the Statement of income are net of incorporation of the credits for PIS/Pasep and Cofins taxes on payments of rentals, in the amounts of R$2 in 2023 (R$2 on December 31, 2022).

ANNUAL REPORT AND FORM 20-F | 2023	F-80

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

The potential right to recovery of PIS/Pasep and Cofins taxes embedded in the leasing consideration, according to the periods specified for payment, is as follows:

Cash flow	Nominal	Adjusted to present value
Consideration for the leasing	888	433
Potential PIS/Pasep and Cofins (9.25%)	59	21

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

The cash flows of the leasing contracts are, in their majority, updated by the IPCA inflation index, annually. Below is an analysis of maturity of lease contracts:

2024	80
2025	90
2026	79
2027	67
2028	34
2029 at 2048	538

Undiscounted values	888

Embedded interest	(455)

Lease liabilities	433

Accounting policy

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

ANNUAL REPORT AND FORM 20-F | 2023	F-81

Estimations and judgments

For lease liability and right of use measuring and remeasuring, the Company used the technique of discounted cash flow, without considering projected future inflation in the flows to be discounted, as per the prohibition imposed by IFRS 16.

Right of use assets

Right-of-use assets are measured at cost, less any accumulated amortization and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of Right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are amortized on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as described in Note 18.

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

The Company recognize separately the expenses of interest on the leasing liability and the expense of depreciation of the asset of the right to use.
19.
SUPPLIERS

	2023	2022

Energy purchased for resale	1,250	1,162

Energy on spot market – CCEE	135	110

Charges for use of energy network	246	207

Itaipu Binacional	240	274

Gas purchased for resale	204	278

Materials and services	942	801

	3,017	2,832

The exposure of the Company and its subsidiaries to exchange rate and liquidity risks related to suppliers is disclosed in note 31.

ANNUAL REPORT AND FORM 20-F | 2023	F-82

20.
TAXES PAYABLE AND AMOUNTS TO BE REFUNDED TO CUSTOMERS

	2023	2022
Current
ICMS	113	108
Cofins (1)	225	199
PIS/Pasep (1)	49	43
INSS	54	44
Others (2)	203	150

	644	544

Non-current
Cofins (1)	297	304
PIS/Pasep (1)	65	66

	362	370

	1,006	914

Amounts to be refunded to customers
Current
PIS/Pasep and Cofins	513	1,155
ICMS (3)	341	341
Non-current
PIS/Pasep and Cofins	664	1,808

	1,518	3,304

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

The amounts of PIS/Pasep and Cofins to be refunded to consumers regarding the credits to be used by Cemig D and Gasmig due to the exclusion of ICMS from the calculation basis of these contributions represent the amounts of R$1,014 (R$2,787 on December 31, 2022) and R$163 (R$176 on December 31, 2022), respectively. The criteria for refunding Gasmig's PIS/Pasep and Cofins credits to consumers will still be the subject of discussions with the Minas Gerais Development Secretariat.

As a result of the analysis by the Brazilian tax authority (‘Receita Federal’), for the purpose of auditing and confirming the amount of the tax credit to which Cemig D was entitled, the credit was reduced by R$67, of which amount R$23 corresponds to the original credit. This reduction was posted in both Assets and Liabilities, and resulted in the equivalent reduction in the amount to be repaid to consumers.

Movement of amounts to be refunded to consumers

Consolidated
Balances on December 31, 2021	3,023

ICMS to be refunded	341
Refund to consumers	(2,360)
Additional tax credits - Law 14.385/2022	1,419
Financial adjustments - Selic	881

Balances on December 31, 2022	3,304

Consumers refunds	(1,909)
Federal Revenue Inspection	(67)
Financial adjustments - Selic	190

Balances on December 31, 2023	1,518

ANNUAL REPORT AND FORM 20-F | 2023	F-83

Cemig D has already refunded R$5,852 by December 31, 2023 (R$3,225 by December 31, 2022).

21.
LOANS AND DEBENTURES

				2023			2022
Financing source	Principal maturity	Annual financial cost	Currency	Current	Non-current	Total	Total
Foreign currency
Eurobonds (1)	2024	9.25%	U$$	1,857	-	1,857	3,975
(-) Transaction costs				(1)	-	(1)	(6)
(±) Interest paid in advance (2)				(2)	-	(2)	(9)

Debt in foreign currency				1,854	-	1,854	3,960

BRAZILIAN CURRENCY
Eletrobrás (3)	2023	UFIR + 6,00% a 8,00%	R$	-	-	-	2
Sonda (4)	2022	110,00% do CDI	R$	-	-	-	-

Debt in Brazilian currency				-	-	-	2

Total of loans and financings				1,854	-	1,854	3,962

Debentures - 3rd Issue - 3rd Series (5)	2025	IPCA + 5,10%	R$	331	304	635	913
Debentures - 7th Issue - 1st Series (3)(7)	2024	CDI + 0,45%	R$	271	-	271	816
Debentures - 7th Issue - 2nd Series (3)(7)	2026	IPCA + 4,10%	R$	3	1,945	1,948	1,864
Debentures - 8th Issue - 1st Series (3)(7)	2027	CDI + 1,35%	R$	2	500	502	503
Debentures - 8th Issue - 2nd Series (3)(7)	2029	IPCA + 6,10%	R$	1	529	530	507
Debentures - 7th Issue - Single series (8)	2026	CDI + 2,05%	R$	32	2,000	2,032	-
Debentures - 7th Issue - Single series (8)	2023	CDI + 1,50%	R$	-	-	-	20
Debentures - 8th Issue - Single series (8)	2031	IPCA + 5,27%	R$	134	958	1,092	1,044
Debentures - 9th Issue - 1st Series (6)	2027	CDI + 1,33%	R$	3	700	703	703
Debentures - 9th Issue - 2nd Series (6)	2029	IPCA + 7,63%	R$	1	315	316	302
(-) Discount on the issuance of debentures (6)				-	(9)	(9)	(12)
(-) Transaction costs				(2)	(41)	(43)	(42)

Total, debentures				776	7,201	7,977	6,618

Total				2,630	7,201	9,831	10,580

(1)
Cemig Geração e Transmissão;
(2)
Advance of funds to achieve the yield to maturity agreed in the Eurobonds contract;
(3)
Cemig Distribuição;
(4)
Debentures issued by Gasmig.
(5)
Discount on the sale price of the 2nd series of the Seventh issue of Cemig Distribuição.

The debentures issued by the subsidiaries are non-convertible, there are no agreements for renegotiation, nor debentures held in treasury.

ANNUAL REPORT AND FORM 20-F | 2023	F-84

Issue of debentures - 2023

On June 6, 2023, Cemig D concluded all the procedures related to the financial settlement of the 9th issue of simple debentures, not convertible into shares, of the unsecured type, with an additional fiduciary guarantee, in a single series, for public distribution under the automatic distribution regime, in accordance with CVM regulations.

Two million debentures were issued, totaling R$2,000 (two billion reais), at a remuneration rate of CDI + 2.05% and maturing in 3 years. The balance of the nominal unit value of the debentures will be paid in 2 (two) installments, with the first payment (50% of the balance) on May 15, 2025 and the second, of the remaining balance, on May 15, 2026, the date of the main maturity. The funds raised will be used to replenish Cemig D's cash flow, including, but not limited to, Cemig D's operations and investments.

Company	Entry Date	Due Date Principal	Financial charges	Value
BRAZILIAN CURRENCY
Debentures – 9th Issue Single serie	June 2023	2026	CDI + 2.05%	2,000
(-)Transaction costs				(12)

Total				1,988

The credit risk rating agency Fitch Ratings has assigned a AA+(bra) rating to the Issue.

Partial repurchase of Eurobonds

On December 20, 2023, the Company concluded the partial early redemption, without premium, by exercise of a call option, of its debt securities in the external market, maturing in December 2024, remunerated at 9.25% a year, in the principal amount of US$375 million.

This reduced the balance of these securities, due in December 2024, to US$381 million.

The table below shows the effects related to the repurchase of bonds:

	%	US$	R$
Principal Amount	100.00	375	1,823
Accrued interests	0.41	2	8
		377	1,831
Income tax on accrued interests	17.65	-	1
		-	1

Total of payments		377	1,832

Partial disposal of hedge		-	(283)
NDF positive adjustment (*)		-	117

Total		377	1,666

(*) Difference between the PTAX dollar rate on the day of purchase (R$4.9091) in relation to the financial instrument - exchange protection NDF, with the dollar purchase lock in April/23 at R$5.1110 and difference between the PTAX dollar rate on the day of purchase (R$4.8663) in relation to the financial instrument - exchange protection NDF, with the dollar purchase lock in December/23 at R$4.9675.

ANNUAL REPORT AND FORM 20-F | 2023	F-85

Guarantees

The guarantees of the debt balance on loans and debentures, on December 31, 2022, were as follows:

2023
Promissory notes and sureties	2,489
Guarantee and receivables	2,208
Sureties	4,059
Receivables	—
Unsecured	1,075

Total	9,831

Composition and consolidated changes on loans and debentures

The company's debt has an average repayment period of 2.8 years. The consolidated breakdown of loans and debentures, by currency and index, considering their maturities, is as follows:

	2024	2025	2026	2027	2028	2029 onwards	Total
Currency
US dollar	1,857	-	-	-	-	-	1,857

Total, currency denominated	1,857	-	-	-	-	-	1,857

Index
IPCA (1)	470	1,397	1,099	132	403	1,021	4,522
UFIR/RGR (2)	-	-	-	-	-	-	-
CDI (3)	308	1,233	1,233	733	-	-	3,507

Total by index	778	2,630	2,332	865	403	1,021	8,029

(-) Transaction costs	(4)	(9)	(9)	(4)	(7)	(13)	(46)
(±) Interest paid in advance	(2)	-	-	-	-	-	(2)
(-) Discount	-	(4)	(4)	-	-	-	(8)

Overall total	2,629	2,617	2,319	861	396	1,008	9,830

(1)
Expanded National Customer Price (IPCA) Index.
(2)
Fiscal Reference Unit (Ufir / RGR).
(3)
CDI: Interbank Rate for Certificates of Deposit.
(4)
Interest rate reference unit (URTJ) / Long-Term Interest Rate (TJLP)

The US dollar and index used for monetary updating of Loans had the following variations:

Currency	Accumulated change on 2023 (%)	Accumulated change on 2022 (%)	Indexer	Accumulated change on 2023 (%)	Accumulated change on 2022 (%)
US dollar	(6.50)	(6.50)	IPCA	4.62	5.79
			CDI	13.04	12.39
			TJLP	(9.03)	35.34

ANNUAL REPORT AND FORM 20-F | 2023	F-86

The changes in loans and debentures are as follows:

Balance at December 31, 2020	15,020

Liabilities arising from business combination

Initial balance for consolidation purposes	15,020

Liabilities arising from business combination	13
Discount and premium on repurchase of debt securities (Eurobonds)	491
Monetary variation	331
Exchange rate variation	353
Financial charges provisioned	1,162
Amortization of transaction cost	20
Financial charges paid	(1,589)
Amortization of financing	(4,437)
Reclassification to “Other obligations”

Subtotal	11,364

FIC Pampulha: Marketable securities of subsidiary companies

Balance at December 31, 2021	11,364

Loans and financing obtained	2,000
Transaction costs	(18)

Financing obtained, net	1,981

Monetary variation	167
Exchange rate variation	(338)
Financial charges provisioned	975
Premium on repurchase of debt securities (Eurobonds)	47
Amortization of transaction cost	7
Financial charges paid	(1,010)
Amortization of financing	(2,613)

Balance at December 31, 2022	10,580

Loans and financing obtained	2,000
Transaction costs	(12)
Discount in the issues of securities	-

Financing obtained, net	1,988

Monetary variation	148
Exchange rate variation	(276)
Financial charges provisioned	1,082
Amortization of transaction cost	14
Financial charges paid	(1,026)
Amortization of financing	(2,679)

Balance at December 31, 2023	9,831

ANNUAL REPORT AND FORM 20-F | 2023	F-87

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

The subsidiaries CEMIG D and Gasmig considered the costs of loans and debentures linked to construction in progress as construction costs of intangible and concession contract assets, as follows:

	2023	2022	2021
Costs of loans and financing	1,083	975	1,162
Financing costs on intangible assets and contract assets	(70)	(47)	(15)

Net effect in Profit or loss	1,013	928	1,147

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

The Company has contracts with financial covenants as follows:

Title - Security	Covenant	Ratio required - Issuer	Ratio required CEMIG (guarantor)	Compliance required
Eurobonds CEMIG GT (1)	Net debt / Adjusted Ebitda for the Covenant (3)	2.5 or less	3.0 or less	Semi-annual and annual
7th and 8th Debentures Issuance CEMIG D	Net debt / Adjusted Ebitda	3.5 or less	3.0 or less	Semi-annual and annual
8th Debentures Issuance Gasmig (2)	Ebitda/Debt servicing Net debt/EBITDA	1.3 or more 3.0 or less	-	Annual
9th Debenture Issue CEMIG GT 1st and 2nd Series (3)	Net debt / Adjusted Ebitda	3.5 or less	3.0 or less from Dec. 31, 2022 onwards 3.5 or less from Dec. 31, 2026 onwards	Semi-annual and annual
9th Debentures Issuance CEMIG D	Net debt / Adjusted Ebitda	3.5 or less from June 30, 2023 onwards	3.5 or less from June 30, 2023 onwards	Semi-annual and annual

(1)
Adjusted Ebitda corresponds to earnings before interest, income taxes and social contribution on net income, depreciation and amortization, calculated in accordance with CVM Resolution 156, dated June 23, 2022, from which non-operating income, any credits and non-cash gains that increase net income are subtracted, to the extent that they are non-recurring, and any cash payments made on a consolidated basis during such period in respect of non-cash charges that were added back in the determination of Ebitda in any prior period, and increased by non-cash expenses and non-cash charges, to the extent that they are non-recurring.
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

ANNUAL REPORT AND FORM 20-F | 2023	F-88

22.
REGULATORY CHARGES

	2023	2022
Liabilities
Global Reversion Reserve (RGR)	28	28
Energy Development Account (CDE)	133	127
Grantor inspection fee – ANEEL	3	3
Energy Efficiency Program	187	221
Research and development (R&D)	150	126
Energy System Expansion Research	5	4
National Scientific and Technological Development Fund	9	8
Proinfa – Alternative Energy Program	9	10
Royalties for use of water resources	11	10
Emergency capacity charge	26	26
CDE on R&D (1)	3	3
CDE on EEP	8	4
Others	5	5

	577	575

Current liabilities	487	510
Non-current liabilities	90	65

(1)
The Energy Efficiency Program (PEE) aims to promote the efficient use of electricity in all sectors of the economy. To this end, concessionaires and permit holders of public electricity distribution services are obliged to invest an annual amount of their net revenue in research and development in the electricity sector.
a)
Research, development and innovation

Every year, electricity distribution, generation and transmission concessionaires and permit holders must allocate 1% of their regulatory net operating revenue to research, development and innovation projects in the electricity sector.

The movement of balances is as follows:

	Consolidated
	2022	Additions	Expenses	Investments	Monetary updating	2023
FNDCT	8	63	(62)	-	-	9
MME	4	32	(31)	-	-	5
R&D (1)	126	40	-	(32)	16	150

Total	138	135	(93)	(32)	16	164

ANNUAL REPORT AND FORM 20-F | 2023	F-89

	Consolidated
	2021	Additions	Expenses	Investments	Monetary updating	2022
FNDCT	9	49	(50)	-	-	8
MME	4	25	(25)	-	-	4
R&D (1)	112	34	-	(32)	12	126

Total	125	108	(75)	(32)	12	138

(1)
The changes in R&D are presented net of services in progress, which amounted to R$6 on December 31, 2023 and R$2 on December 31, 2022.
23.
ACCOUNTS PAYABLE RELATED TO ENERGY GENERATED BY CONSUMERS

The Electricity Compensation System (Sistema de Compensação de Energia Elétrica – SCEE) is a system in which the electricity injected by customers which have micro- or mini-distributed generation is assigned, as a loan free of charge, to the local distributor, and subsequently offset against electricity consumption.

The balance of the obligation represents the volume of energy to be offset, measured at the electricity distribution tariff in force at the time.

On December 31, 2023, the amount posted in Current liabilities was R$705 (R$455 on December 31, 2022). This increase is mainly due to the increase in the number of generating facilities (249,241 in December 2023, compared to 191,153 in December 2022) and the increase in the amount of energy injected (4,720 GWh in 2023, compared to 3,041 GWh in 2022).

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

In addition to the Forluz pension plans, Cemig, Cemig GT and Cemig D , contribute to the Integrated Health Plan (PSI) and premium plan, and a dental plan for the active employees, retired employees and dependents, administered by Cemig Saúde.

ANNUAL REPORT AND FORM 20-F | 2023	F-90

Health Plan and Dental Plan

As from December 2022, Cemig Saúde offered all active employees of Cemig an alternative, new, health plan, called the Premium Plan, in substitution of the Integrated Health Plan (PSI) that was in effect up to that date. The Premium Plan is financed entirely by the Company. In counterpart to the Company bearing the entire cost, those employees who accept the new plan will no longer receive the contribution from Cemig for payment for the health plan in their retirement. The adherence period to the new plan under the proposed conditions was available to employees up to January 31, 2023, and migration of some of the employees to the Premium Plan reduced the number of employees covered by the PSI.

In light of IAS 19 this situation constitutes a curtailment event, requiring the Company to remeasure its post-employment liabilities for the base date March 31, 2023. The effects of the curtailment have been recognized in the statement of income as a cost of past service, in the amounts of R$55 for the health plan and R$1 for the dental plan.

The curtailment event that was recognized for the quarter affected the actuarial assumptions, in that it altered the discount rates applicable to the plans. Since the new discount rate was higher, there was a reduction of the liability, and as a result an actuarial gain of R$60 for the health plan, and R$1 for the dental plan.

Actuarial obligations and recognition in the financial statements

On this Note the Company discloses its obligations and expenses incurred for purposes of the Retirement Plan, Health Plan, Dental Plan and the Life Insurance Plan in accordance with the terms of IAS 19 - Employee Benefits, and the independent actuarial opinion issued as of December 31, 2023.

Agreement to cover the deficit on Forluz Pension Plan ‘A’

Forluz and the sponsors CEMIG, CEMIG GT and CEMIG D have signed a Debt Assumption Instrument to cover the deficit of Plan A for the years of 2015, 2016 and 2017.

The monthly amortizations, calculated by the constant installments system (Price Table), will be paid up to 2031 for the 2015 and 2016 deficits, in the amount of R$344, and up to 2033 for the 2017 deficit, in the amount of R$177. Remuneratory interest applicable to the outstanding balance is 6% p.y., plus the effect of the IPCA. If the plan reaches actuarial surplus before the full period of amortization of the debt, the Company will not be required to pay the remaining installments and the contract will be extinguished.

On December 31, 2023 the total amount payable by Cemig and its subsidiaries as a result of the Plan A deficits was R$521 (R$545 on December 31, 2022 referring to the Plan A deficits of 2015, 2016 and 2017).

Forluz consignment deposits

In accordance with the specific legislation, Forluz sent Cemig a proposal to enter into new Private Debt Assumption Instruments between Forluz and the sponsors Cemig, Cemig GT and Cemig D, according to the settlement plan to cover the deficit of Forluz's Plan A in 2019, 2020 and 2021. In the case of deficit settlements, if the plan reaches actuarial balance before the full amortization period of the contract, the Company would be exempt from paying the remaining installments and the contract would be extinguished.

ANNUAL REPORT AND FORM 20-F | 2023	F-91

The Company, recognizing its legal obligation with regard to the Plan A deficit, corresponding to 50% of the minimum amount, respecting the rule of contributory parity, makes consignment payments into a judicial deposit account, which are available to Forluz to be redeemed at any time at the official bank. The deposits are constituted monthly by the amount of 50% of the installment of each of the 2019, 2020 and 2021 Deficit Equalizations, as follows:

	Deficit of pension fund 2019	Deficit of pension fund 2020	Deficit of pension fund 2021
Start of consignment	May, 2021	April, 2022	In process
Total amount requested by Forluz	R$160	R$252	R$670
Amount considering contribution parity	R$80	R$126	R$335
Number of parcels	166	158	159
Remuneratory interest	IPCA + 6%	IPCA + 6%	IPCA + 6%
Balance deposited on December 31, 2023	R$ 27	R$ 26	R$ 20

Regarding the resolution of the 2019 deficit, Forluz, due to (i) the non-execution of the Debt Assumption Agreement to cover the minimum proposed amount in the plan for the actuarial deficit of Plan A in 2019, and (ii) the refusal of the Company's consignment payments. Forluz entered with a lawsuit on April 27, 2021, against sponsors Cemig, Cemig GT, and Cemig D. The lawsuit requests approval for enforcing the debt agreement in order to cover the consolidated deficit of R$160, in the same amount.

In 2022 the first instance of the Employment Law Appeal Court of Minas Gerais gave a decision in favor of Forluz, and against the Company’s requests, however, this discussion can be conduced in higher courts. As a result the Company, based on the assessments of its specialists, has opted to maintain its assessment of the chances of loss in the action as ‘possible’.

Debt with the pension fund (Forluz)

On December 31, 2023, the Company recognized an obligation for past actuarial deficits relating to the pension fund in the amount of R$90 on December 31, 2023 (R$251 on December 31, 2022). This amount has been recognized as an obligation payable by CEMIG and its subsidiaries, and will be amortized until June of 2024, through monthly installments calculated by the system of constant installments (known as the ‘Price’ table) and adjusted by the IPCA (Expanded National Customer Price) inflation index (published by the Brazilian Geography and Statistics Institute - IBGE) plus 6% per year. The Company is required to pay this debt even if Forluz has a surplus, thus, the Company maintain recorded the debt in full, and record the effects of monetary updating and interest in finance income (expenses) in the statement of income.

Actuarial information

2023	Pension plans and retirement supplement plans	Health plan	Dental plan	Total
Present value of obligations	12,216	3,007	53	15,276
Fair value of plan assets	(9,882)	-	-	(9,882)

Initial net liabilities	2,334	3,007	53	5,394
Adjustment to asset ceiling	23	-	-	23

Net liabilities in the statement of financial position	2,357	3,007	53	5,417

ANNUAL REPORT AND FORM 20-F | 2023	F-92

2022	Pension plans and retirement supplement plans	Health plan	Dental plan	Total
Present value of obligations	11,404	3,314	60	14,778
Fair value of plan assets	(9,198)	-	-	(9,198)

Initial net liabilities	2,206	3,314	60	5,580
Adjustment to asset ceiling	112	-	-	112

Net liabilities in the statement of financial position	2,318	3,314	60	5,692

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

The changes in the present value of the defined benefit obligation

	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Defined-benefit obligation at December 31, 2020	13,308	3,319	64	551	17,242

Cost of current service	2	21	1	3	27
Past service cost (1)				(415)	(415)
Interest on actuarial obligation	883	232	5	39	1,159
Actuarial losses (gains):
Due to changes in demographic assumptions	378	122	1	(15)	486
Due to changes in financial assumptions	(2,393)	(252)	(5)	(127)	(2,777)
Due to adjustments based on experience	828	200	3	(26)	1,005

	(1,187)	70	(1)	(168)	(1,286)
Benefits paid	(980)	(173)	(3)	(10)	(1,166)

Defined-benefit obligation at December 31, 2021	12,026	3,469	66	-	15,561

Cost of current service	2	16	-		18
Past service cost (1)	(4)	-	-		(4)
Interest on actuarial obligation	1,224	361	7		1,592
Actuarial losses (gains):
Due to changes in demographic assumptions	(7)	(1)	-		(8)
Due to changes in financial assumptions	(857)	(305)	(6)		(1,168)
Due to adjustments based on experience	106	(20)	(3)		83

	(758)	(326)	(9)		(1,093)
Benefits paid	(1,086)	(206)	(4)		(1,296)

Defined-benefit obligation at December 31, 2022	11,404	3,314	60		14,778

Cost of current service	-	11	-		11
Past service cost (2)	-	(55)	(1)		(56)
Actuarial losses (gains):	1,276	370	7		1,653
Actuarial losses (gains):
Due to changes in demographic assumptions	-	26	1		27
Due to changes in financial assumptions	754	232	4		990
Due to adjustments based on experience	(125)	(673)	(14)		(812)

	629	(415)	(9)		205
Benefits paid	(1,093)	(218)	(4)		(1,315)

Defined-benefit obligation at December 31, 2023	12,216	3,007	53	-	15,276

(1)
Due to the alterations made in the Collective Work Agreement for 2021-23, for offer and payment of life insurance for the employees and former employees, the Company understood that the post-retirement benefit in question had been entirely canceled, and as a result wrote down the balance of the obligation, remeasured using the revised actuarial assumptions.

ANNUAL REPORT AND FORM 20-F | 2023	F-93

(2)
Relating to the changes in the conditions of Plan B for requesting the Enhancement of Retirement for Length of Contribution, Special or Age - MAT (Melhoria de Aposentadoria por Tempo de Contribuição, Especial ou or Idade).

Changes in the fair values of the plan assets

Pension plans and retirement supplement plans
Fair value of the plan assets at December 31, 2020	10,420

Return on investments	(298)
Contributions from employer	236
Benefits paid	(980)

Fair value of the plan assets at December 31, 2021	9,378

Return on investments	633
Contributions from employer	272
Benefits paid	(1,085)

Fair value of the plan assets at December 31, 2022	9,198

Return on investments	1,464
Contributions from employer	313
Benefits paid	(1,093)

Fair value of the plan assets at December 31, 2023	9,882

Changes in net liabilities

	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Net liabilities at December 31, 2020	2,909	3,319	64	551	6,843

Expense recognized in Statement of income	200	253	6	42	501
Past service cost	-	-	-	(415)	(415)
Contributions paid	(236)	(173)	(3)	(10)	(422)
Actuarial gains (losses)	(203)	70	(1)	(168)	(302)

Net liabilities at December 31, 2021	2,670	3,469	66	-	6,205

Expense recognized in Statement of income	285	378	7		670
Past service cost	(4)	-	-		(4)
Contributions paid	(272)	(206)	(4)		(482)
Actuarial gains	(361)	(327)	(8)		(696)

Net liabilities at December 31, 2022	2,318	3,314	61		5,693

Expense recognized in Statement of income	280	381	7		668
Past service cost	-	(55)	(1)		(56)
Contributions paid	(313)	(218)	(5)		(536)
Actuarial gains (losses)	72	(415)	(9)		(352)

Net liabilities at December 31, 2023	2,357	3,007	53	-	5,417

				2023	2022

Current liabilities				329	388
Non-current liabilities				5,088	5,304

Actuarial losses and gains, net of income tax and social contribution, do not involve cash and are therefore not reflected in the Cash Flow Statements.

ANNUAL REPORT AND FORM 20-F | 2023	F-94

Amounts recorded as current liabilities refer to contributions to be made by CEMIG and its subsidiaries in the next 12 months for the amortization of the actuarial liabilities.

The amounts reported as ‘Expense recognized in the Statement of income’ refer to the costs of post-employment obligations, that include the past service cost arising from the cancellation of the post-retirement life insurance obligation, totaling R$591 (R$626 on December 31, 2022), plus the finance expenses and monetary updating on the debt with Forluz, in the amounts of R$20 (R$40 on December 31, 2022).

The amounts recognized in 2022, 2021 and 2020 statement of income

2023	Pension plans and retirement supplement plans	Health plan	Dental plan	Total
Current service cost	-	11	-	11
Past service cost	-	(55)	(1)	(56)
Interest on the actuarial obligation	1,276	370	7	1,653
Expected return on the assets of the Plan	(1,004)	-	-	(1,004)

Expense in 2023	272	326	6	604

	Pension plans and retirement supplement plans	Health plan	Dental plan	Total
Current service cost	2	16	-	18
Past service cost	(4)	-	-	(4)
Interest on the actuarial obligation	1,224	361	7	1,592
Expected return on the assets of the Plan	(941)	-	-	(941)

Expense in 2022	281	377	7	665

	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Current service cost	2	21	1	3	27
Past service cost (1)	-	-	-	(415)	(415)
Interest on the actuarial obligation	883	232	5	39	1,159
Expected return on the assets of the Plan	(685)	-	-	-	(685)

Expense in 2021	200	253	6	(373)	86

ANNUAL REPORT AND FORM 20-F | 2023	F-95

Estimates for the following year and sensitivity analysis

The independent actuary’s estimation for the expense to be recognized for 2024 is as follows:

	Pension plans and retirement supplement plans	Health plan	Dental plan	Total
Current service cost	1	6	-	7
Interest on the actuarial obligation	1,055	262	5	1,322
Expected return on the assets of the Plan	(842)	-	-	(842)

Expense in 2024 according to actuarial calculation	214	268	5	487

The expectation for payment of benefits for 2024 is as follows:

	Pension plans and retirement supplement plans	Health plan	Dental plan	Total
Estimated payment of benefits	1,124	219	4	1,347

The Company CEMIG GT and CEMIG D have expectation of making contributions to the pension plan in 2023 of R$186 for amortization of the deficit of Plan A, and R$84 for the Defined Contribution Plan (recorded directly in the Statement of income for the year).

Below is a sensitivity analysis of the liabilities effect of changes in the main actuarial assumptions used to determine the defined-benefit obligation on December 31, 2023:

Effects on the defined-benefit obligation	Pension plans and retirement supplement plans	Health plan	Dental plan	Total
Reduction of one year in the mortality table	341	61	1	403
Increase of one year in the mortality table	(311)	(62)	(1)	(374)
Reduction of 1% in the discount rate	1,140	342	6	1,488

In the presentation of the sensitivity analysis, the present value of the defined-benefit obligation was calculated using the Projected Unit Credit method, the same method used to calculate the defined-benefit obligation recognized in the Statement of financial position.

The average maturity periods of the obligations of the benefit plans, in years, are as follows:

Pension plans and retirement supplement plans
Plan A	Plan B	Health plan	Dental plan
8.38	10.26	9.92	9.79

The following assets measured at fair value, are related to the Company and are not considered plan assets. According to the requirement of the standards, the amount are presented for informational purposes:

	2023	2022	2021
Non-convertible debentures issued by the Company	96	137	302
Shares issued by the Company	4	3	-
Real estate properties of the Foundation, occupied by the Company	275	270	277

	375	410	579

ANNUAL REPORT AND FORM 20-F | 2023	F-96

Main actuarial assumptions

	2023
	Pension plans and retirement supplement plans	Health plan and Dental plan
Annual discount rate for present value of the actuarial obligation	9.03%	9.07%
Annual expected return on plan assets	9.03%	Not applicable
Long-term annual inflation rate	3.50%	3.50%
Estimated future annual salary increases	3.50%	Not applicable
General mortality table	AT-2000 M S10%	AT-2000 M&F S10% D20%
Disability table	Not applicable	Not applicable
Disabled mortality table	AT-83 IAM Male	MI-85 Female
Real growth of contributions above inflation (1)	-	1%

	2022		2021
	Pension plans and retirement supplement plans	Health plan and Dental plan	Pension plans and retirement supplement plans	Health plan and Dental plan	Life insurance
Annual discount rate for present value of the actuarial obligation	11.73%	11.83%	10.60%	10.75%	10.73%
Annual expected return on plan assets	11.73%	Not applicable	10.60%	Not applicable	Not applicable
Long-term annual inflation rate	5.31%	5.31%	5.03%	5.03%	5,03%
Estimated future annual salary increases	5.31%	Not applicable	5.03%	Not applicable	6,29%
General mortality table	AT-2000 S10% by sex	AT-2000 M&F S10% D20%	AT-2000 S10% by sex	AT-2000 M&F S10% D20%	AT-2000 M&F S10% D20%
Disability table	Not applicable	Álvaro Vindas increase of 30%	Not applicable	Tasa 1927 increase of 100%	Tasa 1927 increase of 100%
Disabled mortality table	AT-83 IAM Male	MI-85 Female	AT-83 IAM Male	MI-85 Female	MI-85 Female
Real growth of contributions above inflation	-	1%	-	1%	-

The Company has not made changes in the methods used to calculate its post-employment obligations for the years ended December 31, 2023 and 2022.

Accounting policy

Expenses related to the debt agreed upon with the pension trust fund were recorded in finance income (expenses), because they represent financial interest and inflation adjustment. Other expenses related to the pension fund were recorded as operating expenses.

Estimations and judgments

In the case of retirement obligations, the liability recognized in the balance sheet with respect to defined benefit pension plans is the greater of the debt agreed with the foundation for amortization of actuarial obligations and the present value of the actuarial obligation, calculated by means of an actuarial report, less the fair value of the plan's assets.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using the rate of return on high-quality corporate bonds that have terms similar to the duration of the respective pension plan obligations and are denominated in the currency in which the benefits will be paid.

ANNUAL REPORT AND FORM 20-F | 2023	F-97

In defined contribution plans, the Company makes fixed contributions and has no legal or constructive obligations to make contributions if the fund does not have sufficient assets to pay all employees the related benefits. The Company has no additional payment obligation after the contribution is made. Contributions are recognized as an employee benefits expense when due.

In the case of the health and dental plans, the liabilities are calculated by calculating the present value of the future obligations to be made by the Company, considering the maintenance of the current contribution level, the forecast of a real readjustment of the amounts and the future updating of the contributions by the variation of an index compatible with the Regulations and the history of the costs of the plans.

Actuarial calculations take place at each financial year end and involve the use of assumptions about discount rates, expected rates of return on assets, future salary increases, mortality rates and future increases in retirement and pension benefits. All assumptions are reviewed at each base date.

In the current and previous years, post-employment expenses are recorded as operating expenses, with the exception of expenses related to the debt agreed with the Pension Fund, which are recorded in the financial result, as they represent interest and monetary variation.

Actuarial gains and losses arising from adjustments based on experience and changes in actuarial assumptions are recognized through other comprehensive income and will not be reclassified to profit or loss in the future.

Both the past service cost resulting from a change or reduction in the defined benefit plan and the gain or loss on the settlement of obligations are determined based on the remeasurement of the net present value of the obligation, due to the revision of actuarial assumptions, and are recognized directly in profit or loss for the year in which the change occurs.
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

Company and its subsidiaries recorded provisions for contingencies in relation to the legal actions in which, based on the assessment of the Company’s management and its legal advisors, the chances of loss are assessed as ‘probable’ (i.e. an outflow of funds to settle the obligation will be necessary), as follows:

	2022	Additions	Reversals	Settled	2023
Labor	415	146	(26)	(103)	432
Civil	-	-	-	-
Costumer relations	42	65	(10)	(52)	45
Other civil actions	36	24	(1)	(19)	40
	78	89	(11)	(71)	85

Tax	1,474	147	(2)	(1)	1,618
Regulatory	48	9	-	(4)	53
Others	14	18	(10)	(10)	12
Total	2,029	409	(49)	(189)	2,200

ANNUAL REPORT AND FORM 20-F | 2023	F-98

	2021	Additions	Reversals	Settled	2022
Labor	404	124	(26)	(87)	415
Civil	-	-	-	-
Customer relations	33	44	-	(35)	42
Other civil actions	38	14	(3)	(13)	36

	71	58	(3)	(48)	78

Tax	1,295	332	(150)	(3)	1,474
Regulatory	48	12	(5)	(7)	48
Other	71	57	(57)	(57)	14

Total	1,889	583	(241)	(202)	2,029

	2020	Additions	Reversals	Settled	2021
Labor	427	81	(46)	(58)	404
Civil
Customer relations	23	36	-	(26)	33
Other civil actions	32	19	(1)	(12)	38

	55	55	(1)	(38)	71
Tax	1,294	91	(89)	(1)	1,295
Regulatory	52	7	(8)	(3)	48
Other	64	23	(3)	(13)	71

Total	1,892	257	(147)	(113)	1,889

Additionally, there are lawsuits whose expected loss is considered possible, since the Company's and its subsidiaries' legal advisors assessed them as having a possible chance of success, and no provision was recorded, as follows:

Possible loss
	Consolidated
	2023	2022
Labor	1,363	1,199
Civil
Costumer relations	346	231
Other civil actions	613	537

	959	768

Tax	2,474	2,149
Regulatory	3,145	2,976
Others	1,840	1,361

Total	9,781	8,453

The Company and its subsidiaries’ management, in view of the extended period and the Brazilian judiciary, tax and regulatory systems, believes that it is not practical to provide information that would be useful to the users of this financial statements in relation to the timing of any cash outflows, or any possibility of reimbursements.

The Company and its subsidiaries believe that any disbursements in excess of the amounts provisioned, when the respective claims are completed, will not significantly affect the Company and its subsidiaries’ result of operations or financial position.

ANNUAL REPORT AND FORM 20-F | 2023	F-99

The main provisions and contingent liabilities are provided below, with the best estimation of expected future disbursements for these contingencies.

Tax

Company and its subsidiaries are involved in numerous administrative and judicial claims actions relating to taxes, including, among other matters, subjects relating to the Urban Property Tax (Imposto sobre a Propriedade Territorial Urbana, or IPTU); the Rural Property Tax (ITR); the Tax on Donations and Legacies (ITCD); the Social Integration Program (Programa de Integração Social, or PIS); the Contribution to Finance Social Security (Contribuição para o Financiamento da Seguridade Social, or Cofins); Corporate Income tax (Imposto de Renda Pessoa Jurídica, or IRPJ); the Social Contribution (Contribuição Social sobre o Lucro Líquido, or CSLL); and motions to tax enforcement. The aggregate amount of this contingency is R$368 (R$276 on December 31, 2022), of which R$24 (R$23 on December 31, 2022) has been recorded - the amount estimated as probably necessary for settlement of these disputes.

In addition to the issues above the Company is involved in various proceedings on the applicability of the IPTU Urban Land Tax to real estate properties that are in use for providing public services. The aggregate amount of the contingency is approximately R$186 (R$94 on December 31, 2022). Of this total, R$2 has been recognized (R$4 on December 31, 2022) - this being the amount estimated as probable necessary for settlement of these disputes. The Company has been successful in its efforts to have its IPTU tax liability suspended, winning judgments in favor in some cases.

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

The amount of the contingencies is R$1,789 (R$1,640 on December 31, 2022), of which R$1,449 (R$1,311 on December 31, 2022) has been provisioned, this being the probable estimate of funds to settle these disputes.

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

ANNUAL REPORT AND FORM 20-F | 2023	F-100

procedure, have been maintained as ‘possible’. The amount of the contingency is R$319 (R$305 on December 31, 2022), of which R$142 (R$136 on December 31, 2022) has been provisioned.

Lack of approval to offset tax credit

The federal tax authority did not approve the Company’s offset in corporate income tax returns, of carryforwards and undue or excess payment of federal taxes - IRPJ, CSLL, PIS/Pasep and Cofins - identified by official tax deposit receipts (‘DARFs’ and ‘DCTFs’). The Company is contesting the lack of approval of compensated amounts. The amount of the contingency is R$148 (R$164 on December 31, 2022), of which R$1 (R$1 on December 31, 2022), has been provisioned since the relevant requirements of the National Tax Code (CTN) have been complied with. The probability of loss related to the amount not provisioned has been assessed as ‘possible’.

Social Security contributions

The Brazilian federal tax authority (Secretaria da Receita Federal, or ‘SRF’) has filed administrative proceedings related to various matters: employee income sharing; the Workers’ Food Program (Programa de Alimentação do Trabalhador, or ‘PAT’); education benefit; food benefit; Special Additional Retirement payment; overtime payments; hazardous occupation payments; matters related to Sest/Senat (transport workers’ support programs) and fines for non-compliance with accessory obligations. The Company have presented defenses and await judgment. The amount of the contingency is R$148 (R$125 on December 31, 2022). Management has classified the chance of loss as ‘possible’, also taking into account assessment of the chance of loss in the judicial sphere, (the claims mentioned are in the administrative sphere), based on the evaluation of the claims and the related case law.

Income tax withheld on capital gain in a shareholding transaction

The federal tax authority issued a tax assessment against CEMIG as a jointly responsible party with its jointly controlled entity Parati S.A. Participações em Ativos de Energia Elétrica (Parati), relating to withholding income tax (Imposto de Renda Retido na Fonte, or IRRF) allegedly applicable to returns paid by reason of a capital gain in a shareholding transaction relating to the purchase by Parati, and sale, by Enlighted, at July 7, 2011, of 100.00% of the equity interests in Luce LLC (a company with head office in Delaware, USA), holder of 75.00% of the shares in the Luce Brasil equity investment fund (FIP Luce), which was indirect holder, through Luce Empreendimentos e Participações S.A., of 13.03% of the total and voting shares of Light S.A. (Light). The amount of the contingency is R$274 (R$256 on December 31, 2022), and the loss has been assessed as ‘possible’.

The social contribution tax on net income (CSLL)

The federal tax authority issued a tax assessment against the Company for the years of 2012 and 2013, alleging undue non-addition, or deduction, of amounts relating to the following items in calculating the social contribution tax on net income: (i) taxes with liability suspended; (ii) donations and sponsorship (Law 8,313/91); and (iii) fines for various alleged infringements. The amount of this contingency is R$587 (R$517 on December 31, 2022). The Company has evaluated the tax treatments adopted, which are susceptible to questioning by the tax authorities, and has concluded that it is more likely than not that they will be accepted by the tax authority.

ICMS (local state value added tax)

From December 2019 to March 2022, the Tax Authority of Minas Gerais State issued infraction notices against the subsidiary Gasmig, in the total amount of R$357, relating to reduction of the calculation base of ICMS tax in the sale of natural gas to its customers over the period from December 1, 2014 to September 30, 2021, alleging a divergence between the form of calculation used by Gasmig and the opinion of that tax authority, The claims comprises principal amount of R$124, penalty payments of R$201 and interest of R$32.

ANNUAL REPORT AND FORM 20-F | 2023	F-101

Considering that the State of Minas Gerais, over a period of more than 25 years, has never made any allegations against the methodology of calculation by the Company, Management and Company’s legal advisors, believe that there is a defense under Article 100, III of the National Tax Code, which removes claims for penalties and interest; and that the contingency for loss related to these amounts is ‘remote’, In relation to the argument on the difference between the amount of ICMS tax calculated by Gasmig and the new interpretation by the state tax authority, the probability of loss was considered ‘possible’. On December 31, 2023, the amount of the contingency for the period relating to the rules on expiry by limitation of time is R$223 (R$182 on December 31, 2022). In July 2021, Gasmig filed a lawsuit for annulment of a tax debit, against the State of Minas Gerais, and this proceeding suspended the tax claim referred to above.

Interest on Equity

The Company filed an application for mandamus, with interim relief, requesting the right to deduct, from the basis of calculation of corporate income tax and Social Contribution tax, the expense relating to payment of Interest on Equity in 4Q20 calculated on the basis of prior periods (the first and second quarters of 2020), and for cancellation of the demand for new supposed credits of corporate income tax and the Social Contribution relating to the amount that was not paid as a result of the deduction of the said financial expense, with application of fines. Additionally, a judicial deposit was made in the amount of R$82 (R$68 on December 31, 2022). The amount of the contingencies in this case is R$74 (R$67 on December 31, 2022). The Company has evaluated the tax treatments adopted, which are susceptible to questioning by the tax authorities, and has concluded that it is more likely than not that they will be accepted by the tax authority.

Reversal of credits in calculation of PIS/ Pasep and Cofins taxes

The Brazilian tax authority issued, in August 2021, two infringement notices relating to calculation of the PIS/Pasep and Cofins taxes, from August 2016 to December 2017, alleging insufficiency of payment of these contributions due to supposed undue credits deduction of the expenses on the Proinfa charge, and absence of reversal of the credits related to non-technical losses. The Company is contesting these infringement notices. The amount of the contingency is R$200 (R$180 on December 31, 2022) and the Company has classified the chances of loss as ‘possible’, due to the scarcity of case law on the subject.

Labor claims

Company and its subsidiaries are involved in various legal claims filed by its employees and by employees of service providing companies. Most of these claims relate to overtime and additional pay, severance payments, various benefits, salary adjustments and the effects of such items on a supplementary retirement plan. In addition to these actions, there are other relating, complementary additions to or re-calculation of retirement pension payments by Forluz, and salary adjustments.

The aggregate amount of the contingency is R$1,795 (R$1,613 on December 31, 2022), of which R$432 (R$415 on December 31, 2022) has been recorded - the amount estimated as probably necessary for settlement of these disputes.

Customers claims

The Company is involved in various civil actions relating to indemnity for personal injury and for material damages, arising, principally, from allegations of irregularity in measurement of consumption, and claims of undue charging, in the normal course of business, totaling R$287 (R$272 on December 31, 2022), of which R$45 (R$41 on December 31, 2022) has been recorded - this being the probable estimate for funds needed to settle these disputes.

ANNUAL REPORT AND FORM 20-F | 2023	F-102

Power supply outages

The Attorney General’s Office of Uberlândia filed a Public Civil Action against the Company, as a result of recurring electricity outages in that municipality. The amount of the contingency for collective moral damages is R$103, on December 31, 2023. The chance of loss in this action has been classified as “possible”, since the action is at the initial stage: the Company is still preparing its defense.

Other civil proceedings

The Company is involved in various civil actions claiming indemnity for personal and material damages, among other, arising from incidents occurred in the normal course of business, in the amount of R$653 (R$573 on December 31, 2022), of which R$40 (R$36 on December 31, 2022) has been recorded - the amount estimated as probably necessary for settlement of these disputes.

Regulatory

The Company is involved in numerous administrative and judicial proceedings, challenging, principally: (i) tariff charges in invoices for use of the distribution system by a self-producer; and (ii) alleged violation of targets for continuity indicators in retail supply of energy. The aggregate amount of the contingency is approximately R$589 (R$323 on December 31, 2022), of which R$26 (R$25 on December 31, 2022) has been recorded as provision - the amount estimated as probably necessary for settlement of these disputes.

Tariff increase – The Cruzado Plan

The Company and its subsidiaries are defendants in actions challenging the tariff increase authorized by Ministerial Orders DNAEE (Departamento Nacional de Águas e Energia Elétrica) 38/86 and 45/86, which took place during the Federal Government’s economic stabilization plan called the ‘Cruzado Plan’, in 1986. The plaintiffs demand restitution of excess amounts allegedly paid in the period in question, since the Supreme Court's defining judgment on Theme 319 decided the increase in tariffs was unlawful. Currently, most of the actions on this issue are at the phase of calculation of amounts to be repaid. In view of this, the amount of the contingency is estimated at R$66 (R$53 on December 31, 2022), of which R$26 (R$22 on December 31, 2022) has been provisioned.

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

The Company believes it has arguments of merit for defense in these claims, including a partial favorable decision. As a result, it has not constituted a provision for this action, the amount of which is estimated at R$1,582 (R$1,433 on December 31, 2022). The Company has assessed the probability of loss in this action as ‘possible’, due to the Customer Defense Code (Código de Defesa do Consumidor, or ‘CDC’) not being applicable, because the matter is governed by the specific regulation of the electricity sector, and because CEMIG complied with ANEEL Resolutions 414 and 456, which deal with the subject.

Accounting of energy sale transactions in the Power Trading Chamber (CCEE)

In a claim dating from August 2002, AES Sul Distribuidora challenged in the court the criteria for accounting of energy sale transactions in the wholesale energy market (Mercado Atacadista de Energia, or ‘MAE’) (predecessor of the

ANNUAL REPORT AND FORM 20-F | 2023	F-103

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

This should take effect in the CCEE as from November 2008, resulting in an additional disbursement for CEMIG GT, related to the expense on purchase of energy in the spot market on the CCEE, in the amount of R$594 (R$507 on December 31, 2022). On November 9, 2008 CEMIG GT obtained an interim decision in the Regional Federal Appeal Court (Tribunal Regional Federal, or TRF) suspending the obligatory nature of the requirement to pay into court the amount that would have been owed under the Special Financial Settlement made by the CCEE, CEMIG GT has classified the chance of loss as ‘possible’, since this action deals with the General Agreement for the Electricity Sector, in which the Company has the full documentation to support its arguments.

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

The arbitration proceeding is still in progress, in which this client is questioning the points informed above. If the arbitration decision grants the client's request, the Company will have to refund the difference between the contracted amounts and the adjustments demanded, which amounted to R$234 on December 31, 2023. Management, based on the opinion of its legal advisors, classified the probability of loss as possible.

Exclusion of customers classified as low-income

The Federal Public Attorneys’ Office filed a class action against the Company and the grantor (ANEEL), to avoid exclusion of customers from classification in the Low-income residential tariff sub-category, requesting an order for CEMIG D to pay twice the amount paid in excess by customers. A decision was given in favor of the plaintiffs, but the Company and the grantor (ANEEL) have filed an interlocutory appeal and await judgment. In July 2023, after the case had been properly processed, the Federal Public Attorneys’ Office request was dismissed and the decision became final.

Administrative penalty

The Company and its subsidiary filed an action for annulment of the administrative act, with request for injunctive relief, against the National Electric Energy Agency (ANEEL), for cancellation of the punishments, warnings and fines, in the historic amount of R$26, arising from Infringement Notice 076/2013 – SEF/ANEEL. The amount of the contingency is R$132 (R$108 on December 31, 2022). The chance of loss has been assessed as ‘possible’. The case is awaiting judgment by the court.

Environmental claims

Impact arising from construction of power plants

The Public Attorneys’ Office of Minas Gerais State has filed class actions requiring the formation of a Permanent Preservation Area (APP) around the reservoir of the Capim Branco hydroelectric plant, suspension of the effects of the environmental licenses, and recovery of alleged environmental damage. The Company, based on the opinion of its legal advisers in relation to the changes that have been made in the new Forest Code and in the case law on this subject, has classified the chance of loss in this dispute as ‘possible’. The estimated value of the contingency is R$149 (R$137 on December 31, 2022).

ANNUAL REPORT AND FORM 20-F | 2023	F-104

Other legal actions in the normal course of business

Company and its subsidiaries are involved as plaintiff or defendant, in other less significant claims, related to the normal course of their operations including: environmental matters, removal of residents from risk areas; and indemnities for rescission of contracts, on a lesser scale, related to the normal course of its operations, with an estimated total amount of R$511 (R$434 at December 31, 2022), of which R$13 (R$6 at December 31, 2022), the amount estimated as probably necessary for settlement of these disputes.

Breach of contract - Power line pathways and accesses cleaning services contract

The Company and its subsidiaries are involved in disputes alleging losses suffered as a result of supposed breaches of contract at the time of provision of services of cleaning of power line pathways and firebreaks. In October 2022, the judge authorized the opposing party to withdraw the amount deposited of R$38, converting it into payment of the conviction. In February 2023, the payment of R$7 was made, referring to the residual issues of the process, and the discussion was closed.

‘Luz Para Todos’ Program

The Company is a party in disputes alleging losses suffered by third parties as a result of supposed breach of contract at the time of implementation of part of the rural electrification program known as the ‘Luz Para Todos’. The estimated amount of the contingency is approximately R$515 (R$470 on December 31, 2022). Of this total, R$0.154 (R$0.141 on December 31, 2022) has been provisioned the amount estimated as probably necessary for settlement of these disputes.

Contractual imbalance

CEMIG D is party in other disputes arising from alleged non-compliance with contracts in the normal course of business, for an estimated total of R$246 (R$223 on December 31, 2022). CEMIG D has classified the chance of loss as ‘possible’, after analysis of the case law on this subject.

Renova: Application to override corporate identity

A receivables investment fund filed an application for Override of Legal Identity (Incidente de Desconsideração da Personalidade Jurídica - IDPJ) in relation to certain companies of the Renova group, aiming to include some shareholders of Renova, including the Company and its subsidiary CEMIG GT, as defendants jointly and severally liable. The amount involved in this dispute is estimated at R$127 (R$103 on December 31, 2022). The probability of loss has been assessed as ‘possible’.

Clearance of residential occupation under high-voltage lines

The class action brought by the Public Attorneys of Minas Gerais State requests that the Company remove and resettle the inhabitants currently living within the limits of the safety zone of the high-voltage lines in the region. The amount of the contingent liability in dispute has been estimated at R$130 on December 31, 2023 (R$25 on December 31, 2022).

Volta do Rio wind farm

The Company and its subsidiary Volta do Rio are defendants in a claim presented in 2022 by the Federal Heritage Board (Secretaria de Patrimônio da União – SPU) of Ceará state, which considered that landfills, rockfill and towers for installation of the wind generation system of the Volta do Rio wind farm are located on free beach coastline. This resulted in the following penalties being applied to the Volta do Rio wind farm: (i) demolition and/or removal of buildings, and the installed equipment, if they are unable to be regularized; and (ii) a monthly fine for each square meter affected by the facilities. The Company has presented a defense to the accusation, and filed an administrative appeal. The contingency is estimated at R$174 on December 31, 2023. The chances of loss have been assessed as ‘possible’.

ANNUAL REPORT AND FORM 20-F | 2023	F-105

Accounting policy

A provision shall be recognised when: (a) an entity has a present obligation (legal or constructive) as a result of a past event; (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation. If these conditions are not met, no provision shall be recognised.

Estimations and judgments

In relation to the contingent liability, it is a possible obligation that results from past events, the confirmation of which depends on one or more uncertain future events, which are not entirely under the control of the Company. This is an unrecognized obligation, since it is not probable that there will be a requirement to make a payment to settle the obligation, but such items are disclosed in explanatory notes. In the disclosure, a brief description is given of the nature of the contingent liability, with an indication of the uncertainties on the amount of any disbursement, or the amount of any expected reimbursement, where applicable.

26.
EQUITY AND REMUNERATION TO SHAREHOLDERS
(a)
Share capital

On December 31, 2023 and 2022, the Company’s issued and share capital was R$11,007 represented by 735,847,624 common shares and 1,465,523,064 preferred shares, both of them with nominal value of R$5.00, as demonstrated below:

	Number of shares on December 31, 2023
Shareholders	Common	%	Preferred	%	Total	%
State of Minas Gerais	375,031,302	51	17,085	-	375,048,387	17
PZENA		-	73,283,989	5	73,283,989	3
FIA Dinâmica Energia S/A	233,004,992	31	116,951,354	8	349,956,346	16
BNDES Participações	82,007,784	11	-	-	82,007,784	4
BlackRock	-	-	217,550,174	15	217,550,174	10
Others
In Brazil	29,160,676	4	101,717,633	7	130,878,309	6
Foreign shareholders	16,642,870	2	956,002,829	66	972,645,699	44

Total	735,847,624	99	1,465,523,064	101	2,201,370,688	100

	Number of shares on December 31, 2022
Shareholders	Common	%	Preferred	%	Total	%
State of Minas Gerais	375,031,302	51	17,085	-	375,048,387	17
Other entities of Minas Gerais State	30,021	-	21,880,950	1	21,910,971	1
FIA Dinâmica Energia S/A	233,625,046	31	118,771,654	8	352,396,700	16
BNDES Participações	82,007,784	11	-	-	82,007,784	4
BlackRock	-	-	218,212,381	15	218,212,381	10
Other
In Brazil	26,546,632	4	178,219,966	12	204,766,598	9
Foreign shareholders	18,606,839	3	928,421,028	64	947,027,867	43

Total	735,847,624	100	1,465,523,064	100	2,201,370,688	100

ANNUAL REPORT AND FORM 20-F | 2023	F-106

	Number of shares on December 31, 2021
Shareholders	Common	%	Preferred	%	Total	%
State of Minas Gerais	288,485,632	51	13,143	-	288,498,775	17
Other entities of Minas Gerais State	23,094	-	14,472,345	1	14,495,439	1
FIA Dinâmica Energia S.A.	153,354,328	27	80,004,762	7	233,359,090	14
BNDES Participações	63,082,911	11	22,141,720	2	85,224,631	5
BlackRock	-	-	123,325,741	11	123,325,741	7
Other
In Brazil	43,689,699	8	145,881,261	13	189,570,960	11
Foreign shareholders	17,400,970	3	741,486,462	66	758,887,432	45

Total	566,036,634	100	1,127,325,434	100	1,693,362,068	100

The Company’s Share Capital may be increased by up to a limit of 10% (ten percent) of the share capital set in the by-laws, without need for change in the by-laws and upon decision of the Board of Directors, having previously heard statement of opinion issued by the Fiscal Council.

(b)
Earnings per share

The number of shares included in the calculation of basic and diluted earnings, is described in the table below:

	Number of shares
	2023	2022	2021
Common shares already paid up	735,847,624	735,847,624	735,847,624
Shares in treasury	(102)	(102)	(102)

	735,847,522	735,847,522	735,847,522

Preferred shares already paid up	1,465,523,064	1,465,523,064	1,465,523,064
Shares in treasury	(846,062)	(846,062)	(846,062)

	1,464,677,002	1,464,677,002	1,464,677,002

Total	2,200,524,524	2,200,524,524	2,200,524,524

The calculation of basic and diluted earnings per share is as follows:

	2023	2022	2021
Net income for the year attributed to equity holders of the parent	5,764	4,092	3,751

Minimum mandatory dividend from net income for the year – preferred shares	2,080	1,486	1,309
Net income for the year not distributed – preferred shares	1,757	1,238	1,188

Total earnings - preferred shares (A)	3,837	2,724	2,497

Minimum mandatory dividend from net income for the year - common shares	1,045	747	657
Net income for the year not distributed – common shares	883	622	597

Total earnings - common shares (B)	1,928	1,369	1,254

Basic and diluted earnings per preferred share (A / number of preferred shares)	2.62	1.86	1.70
Basic and diluted earnings per common share (B / number of common shares)	2.62	1.86	1.70

ANNUAL REPORT AND FORM 20-F | 2023	F-107

Considering that each class of share participates equally in the income reported, the earning per share in the fiscal years ended on December 31, 2023 and 2022 were, respectively, R$2.62 and R$1.86, calculated based on the weighted average number of the Company’s shares.

(c)
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

(d)
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

ANNUAL REPORT AND FORM 20-F | 2023	F-108

Calculation of the minimum dividends proposed

The calculation of the minimum dividends proposed for distribution to Shareholders, considering the unrealized income assumption as mentioned in the previous paragraph, is as follows:

	2023	2022	2021
Calculation of minimum dividends required by the by-laws for the preferred shares
Nominal value of the preferred shares	7,328	7,328	5,637

	7,328	7,328	5,637

Percentage applied to the nominal value of the preferred shares	10.00%	10.00%	10.00%

Amount of the dividends by the first payment criterion	733	733	564

Equity	24,649	21,777	19,457
Preferred shares as a percentage of Equity (net of shares held in Treasury)	66.56%	66.56%	66.56%

Portion of Equity represented by the preferred shares	16,406	14,495	12,950
Percentage applied to the portion of Equity represented by the preferred shares	3.00%	3.00%	3.00%

Amount of the dividends by the second payment criterion	492	435	389

Minimum Dividends required by the Bylaws for the preferred shares	733	733	564

Calculation of the Minimum Dividend under the by-laws based on the net income for the year

Net income for the year	5,764	4,092	3,751
	50%	50%	50%

Mandatory dividends – 50% of Net income	2,882	2,046	1,876
Unrealized profit reserve	(835)	(835)	(835)
Reversal of the unrealized profit reserve	835	835	835
Withholding income tax on Interest on equity	242	186	91

	3,124	2,232	1,967

Dividends recorded, as specified in the by-laws
Interest on Equity	2,592	1,983	956
Ordinary dividends	532	249	1,011

	3,124	2,232	1,967

Total dividends for the preferred shares	2,079	1,486	1,309
Total dividends for the common shares	1,045	747	658

Unit value of dividends – R$
Minimum dividends required by the by-laws for the preferred shares	0.50	0.50	0.50
Mandatory dividends (including withholding income tax on Interest on Equity)	1.42	1.01	1.16
Dividends proposed: Common (ON) shares	1.42	1.01	1.16
Dividends proposed: Preferred (PN) shares	1.42	1.01	1.16

ANNUAL REPORT AND FORM 20-F | 2023	F-109

This table provides the changes on dividends and interest on capital payable:

Balances at December 31, 2021	1,910
Proposed dividends	2,232
Proposed dividends - Non-controlling interests	1
Withholding income tax on interest on capital	(186)
Dividends retained – Minas Gerais state government	-
Dividends paid	(2,094)
Balances at December 31, 2022	1,863
Proposed dividends	3,124
Proposed dividends - Non-controlling interests	2
Withholding income tax on interest on capital	(242)
Dividends paid	(1,823)
Balances at December 31, 2023	2,924

(e)
Remuneration to shareholders

The obligation to pay dividends is recognized when the distribution is authorized or as provided for by law and/or the Company's bylaws. In view of the applicable legislation and the Company's bylaws, which provide for a minimum dividend payment of 50% of net income for the year, this is considered a present obligation on the closing date of the fiscal year, and is recognized as a liability.

The Company’s Executive Board decided to declare Interest on Equity as follows:

Declaration date	Entitled shareholders (1)	Amount	Income tax withheld
March 22, 2023	March 27, 2023	424	(40)
June 20, 2023	June 23, 2023	427	(40)
September 20, 2023	September 25, 2023	418	(39)
December 14, 2023	December 21, 2023	1,323	(123)

		2,592	(242)

(1)
Shareholders who have their names entered in the Register of Registered Shares on the dates indicated are entitled.

The amount of income tax withheld at source, due to tax legislation, is not taken into account when attributing JCPs to the mandatory dividend and is calculated at the rate of 15%, in cases where this tax is levied, under the terms of the legislation in force.

(f)
Allocation of net income for 2023 - Management’s proposal

The Board of Directors declared at the Annual General Meeting (AGM), held on April 29, 2024, the following allocation of the net income for 2023, totaling R$5,764, of realization of the deemed cost of PP&E, totaling R$6, realization of the unrealized earnings reserve totaling R$835, as follow:

•
R$288 was held in Stockholders’ equity in the Legal Reserve, as established in Brazilian corporate Law 6,404/1976.
•
R$3,124 as minimum mandatory dividends, to the Company’s shareholders, to be paid in two equal installments, by June 30 and December 30, 2024, as follows:
o
R$2,591 declared as interest on own equity and imputed to the mandatory dividend, as deliberated by the Executive Board in 2023;

ANNUAL REPORT AND FORM 20-F | 2023	F-110

o
R$533 in the form of dividends, to holders whose names are in the Company’s Nominal Share Registry on the date of the AGM.
•
R$2,295 was held in Shareholders’ equity in the Retained Earnings Reserve, to provide funding for the Company’s consolidated investments planned for 2024, as per capital budget.
•
R$63 was held in Shareholders’ equity in the Tax Incentives Reserve, related to tax incentive due to investment in the region of Sudene.

The amount of R$835 remains as Unrealized Earnings Reserve, considering the reversal of the reserve constituted in 2022 and the new constitution in 2023, of the same amount.

Payment of the dividends will be made by December 30, 2024, in accordance with the availability of cash and at the decision of the Executive Board.

(g)
Equity valuation adjustments

	2023	2022	2021
Adjustments to actuarial liabilities – Employee benefits	(2,072)	(2,303)	(2,762)
Deemed cost of PP&E	421	427	554
Others	3	2

Valuation adjustments	(1,648)	(1,874)	(2,208)

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

The curtailment event occurred in 2023 affected the actuarial assumptions, as consequence it altered the discount rates applicable to the plans. Since the new discount rate was higher, there was a reduction of the liability, and as a result an actuarial gain of R$60 for the health plan, and R$1 for the dental plan which impacted the statements of income in 2023.

(h)
Reserves

Capital reserves

	2023	2022	2021
Investment-related donations and subsidies	1,857	1,857	1,857
Goodwill on issuance of shares	394	394	394
Shares in treasury	(1)	(1)	(1)

	2,250	2,250	2,250

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

ANNUAL REPORT AND FORM 20-F | 2023	F-111

Income reserves

	2023	2022	2021
Legal reserve	1,674	1,387	1,181
Statutory reserve	57	57	57
Profit retention reserve	8,842	6,546	7,331
Unrealized profit reserve	835	835	835
Incentive tax reserve	213	150	124
Reserve for mandatory dividends not distributed	1,420	1,420	1,420

	13,041	10,395	10,948

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

In 2023, Company presented a positive net share of income of subsidiaries, jointly controlled entities and affiliates of R$4,836, which can be regarded as unrealized portion of net income for the year, in accordance with the Brazilian corporate law.

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

The outstanding balance of the Unrealized Earnings Reserve will remain R$835, considering the reversal of the reserve recorded in 2022 and the creation of a new one in 2023, in the same amount.

The Unrealized Earnings Reserve amounts can only be used to pay mandatory dividends. Hence, when the Company realizes such incomes in cash, it must distribute the corresponding dividend in the subsequent period, after offsetting of any losses in subsequent years.

ANNUAL REPORT AND FORM 20-F | 2023	F-112

Incentives tax reserve

The Company has a right to 75% reduction in income tax, including the tax paid at the additional rate, calculated on the basis of the operating income in the region of Sudene (the Development Agency for the Northeast), for 10 years starting in 2014. In 2023, this benefit was renewed, valid for another 10 years.

The amount of the incentive recognized in the Statement of income was R$63 in 2023 (R$26 in 2022), and it was subsequently transferred to the incentives tax reserve. This reserve cannot be used for payment of dividends.

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

The Company's Management, in view of the estimated cash requirement for the next year, concluded that the financial situation does not yet allow the payment of these retained dividends.
27.
REVENUE

	2023	2022	2021
Revenue from supply of energy (a)	31,671	30,158	29,619
Revenue from use of the electricity distribution systems (TUSD)	4,417	3,685	3,448
CVA and Other financial components (1) (4)	(213)	(1,147)	2,146
Reimbursement of PIS/Pasep and Cofins over ICMS credits to customers- realization (2)	1,909	2,360	1,317
Transmission revenue
Transmission operation and maintenance revenue (b)	373	413	355
Transmission construction revenue (b)	242	407	252
Interest revenue arising from the financing component in the transmission contract asset (b) (Note 14)	524	575	660
Generation indemnity revenue (Note 13.b)	93	47	-
Distribution construction revenue	3,899	3,246	1,852
Adjustment to expectation of cash flow from indemnifiable financial assets of distribution concession	149	39	54
Revenue on financial updating of the Concession Grant Fee (13.b)	412	467	523
Transactions in energy on the CCEE	146	183	1,157
Mechanism for the sale of surplus (c) (13.b)	(4)	453	453
Supply of gas	4,139	4,529	3,470
Fine for violation of service continuity indicator	(139)	(94)	(70)
PIS/Pasep and Cofins credits to be refunded to consumers (3)	-	(830)
Advances for services provided	-	-	154
Other operating revenues (d)	2,316	2,658	1,935
Deductions on revenue (e)	(13,084)	(12,686)	(13,679)

Net revenue	36,850	34,463	33,646

ANNUAL REPORT AND FORM 20-F | 2023	F-113

(1)
As per GREG/MME Resolution 3, the effect of the water scarcity tariff ‘Flag’, which was in force until April 2022, resulted in a significant reduction of revenue in 2022. Due to the better hydrological conditions, the tariff flag was ‘green’ as from May 2022, and produced no effect in the whole of 2023.
(2)
More information in note 18.
(3)
This is the result of recognition of the effects of Law 14.385/22, which ordered that the amounts of credits of PIS, Pasep and Cofins wrongly charged on the ICMS tax component of electricity bills should be reimbursed in their entirety to the customers of electricity distributors.
(4)
This income derives from the total additions and amortizations shown in note 13.d.
a)
Revenue from energy supply

	MWh (1)			R$
	2023	2022	2021	2023	2022	2021
Residencial	12,092	11,217	11,186	10,794	10,133	11,124
Industrial	18,088	18,204	16,361	5,903	5,991	5,275
Commercial, services and others	9,469	8,957	8,334	6,314	6,155	5,520
Rural	3,063	3,093	3,975	2,238	2,050	2,566
Public authorities	956	856	729	786	660	583
Public lighting	1,056	1,138	1,226	498	535	718
Public services	1,045	1,400	1,418	744	841	879

Subtotal	45,769	44,865	43,229	27,277	26,365	26,665
Own consumption	30	31	33	-	-	-
Unbilled revenue	-	-	-	166	(189)	(14)

	45,799	44,896	43,262	27,443	26,176	26,651

Wholesale supply to other concession holders (1)	17,328	16,777	10,825	4,183	3,894	3,023
Wholesale supply unbilled, net	-	-	-	45	88	(55)

Total	63,127	61,673	54,087	31,671	30,158	29,619

(1)
Data not audited by external auditors.
(2)
The volume reported does not include the distributed generation market, which corresponded to 3,910,204 MWh in 2023 (2,672,285 MWh in 2022).
(3)
Includes a CCEAR (Regulated Market Sales Contract), ‘bilateral contracts’ with other agents, and the revenues from management of generation assets (GAG) for the 18 hydroelectric plants of Lot D of Auction no 12/2015.
b)
Transmission concession revenue

The margin defined for each performance obligation from the transmission concession contract is as follows:

	2023	2022	2021
Construction and upgrades revenue	242	407	252
Construction and upgrades costs	(172)	(291)	(183)

Margin	70	116	69

Mark-up (%)	40.70%	39.86%	37.40%

Operation and maintenance revenue	373	413	355
Operation and maintenance cost	(292)	(287)	(235)

Margin	81	126	120

Mark-up (%)	27.74%	43.90%	50.88%

ANNUAL REPORT AND FORM 20-F | 2023	F-114

c)
Mechanism for the sale of energy surplus

The revenue from the surplus sale mechanism (Mecanismo de Venda de Excedentes – ‘MVE’) refers to the sale of power surpluses by distributor agents. This mechanism is an instrument regulated by ANEEL enabling distributors to sell over contracted supply - the energy amount that exceeds the quantity required to supply captive customers.

d)
Other operating revenues

	2023	2022	2021
Charged service	21	19	17
Services rendered	85	66	53
Low-income subsidy	401	321	269
subsidy SCEE (1)	129	-	-
subsidy Eletrobras (2)	51	432	-
Tariff flags subsidy	78	290	-
Others subsidies (3)	1,031	962	1,323
Rental and leasing (2)	412	493	211
Contractual indemnities	6	-	27
Other	102	75	35

Total	2,316	2,658	1,935

(1)
Revenue under the Electricity Offsetting System (Sistema de Compensação de Energia Elétrica – SCEE), governing offsetting for distributed generation, released by ANEEL in the 2023 Tariff Review.
(2)
This refers to the amounts injected by Eletrobras or by its subsidiaries under CNPE Resolution 15/2021, passed through to companies holding electricity distribution concessions or permissions.
(3)
This is revenue arising from subsidies applying to tariffs paid by users of distribution service, it includes tariff subsidies applying to tariffs paid by or relating to: supply from incentive-bearing source load; rural supply; nocturnal irrigation; incentive-bearing generation; public services; as well as revenue recognizing subsidies related to the Program to Encourage Voluntary Reduction of Electricity Consumption.
(4)
The amount shown for from January to December 2022 comprises R$ 187 for the debt recognition agreement signed with a major client in June 2022, for use of infrastructure (distribution poles) in the period January 2019 to May 2022.

ANNUAL REPORT AND FORM 20-F | 2023	F-115

e)
Deductions on revenue

	2023	2022	2021
Taxes on revenue
ICMS (1)	5,043	4,892	6993
Cofins	3,032	2,948	2842
PIS/Pasep	658	643	618
others	7	5	11

	8,740	8,488	10,464

Charges to the customer
Global Reversion Reserve (RGR)	12	14	15
Energy Efficiency Program (PEE)	74	69	74
Energy Development Account (CDE)	3,949	4,057	2658
Research and Development (R&D)	37	35	34
National Scientific and Technological Development Fund (FNDCT)	53	49	55
Energy System Expansion Research (EPE of MME)	27	25	27
Customer charges - Proinfa alternative sources program	63	77	66
Energy services inspection fee	37	33	35
Royalties for use of water resources	53	54	37
Customer charges - the ‘Flag Tariff’ system	-	(252)	162
CDE on R&D	16	15	21
CDE on PEE	23	22	31

	4,344	4,198	3,215

Total	13,084	12,686	13,679

(1)
On June 23, 2022, Complementary Law 194 came into force with immediate effect, making changes to the National Tax Code (CTN) and to Complementary Law 87/96 (the ‘Kandir Law’) including: (i) classifying electricity, among other goods, as essential, (ii) prohibiting the setting of rates of ICMS tax for transactions with these goods at a level higher than those of transactions in general, and (iii) removing this tax from electricity transmission and distribution services, and from sector charges linked to electricity operations. In February 2023 judgment was given in Action for Unconstitutionality (Ação Direta de Inconstitucionalidade – ADI) No. 7195, which suspended the effects of Article 3, Sub-item X, of Complementary Law 87/96, as amended by Complementary Law 194/2022, which had excluded transmission and distribution services, and sector charges related to electricity operations, from the calculation base for ICMS tax. Cemig has adjusted its procedures due to this decision.

Accounting policy

Revenue recognition

In general, for the Company and its subsidiaries’ business in the energy sector, gas and other, revenue from contracts with customers is recognized when the performance obligation is satisfied, at an amount that reflects the consideration to which the Company and its subsidiaries expects to be entitled in exchange for the goods or services transferred, which must be allocated to that performance obligation. The revenue is recognized only when it is probable that the Company will collect the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer, considering the customer’s ability and intention to pay that amount of consideration when it is due. Below are the material accounting policies linked to the Company's revenues.

Revenue from energy supply

Revenues from the sale of energy are measured based on the energy supplied and the tariffs specified in the terms of the contract or in effect in the market. Revenues from supply of energy to final customers are recorded when the delivery has taken place. The billing is carried out monthly.

ANNUAL REPORT AND FORM 20-F | 2023	F-116

Wind farms are subject to a minimum amount of energy generation to be sold through Proinfa. When the difference between the energy actually generated and the energy contracted is positive, the Company recognizes a receivable that will be settled during the following year. On the other hand, when the difference is negative, the Company makes a provision for non-performance, deducting the revenue for the period.

Revenue from gas

Revenues from the sale of gas are recognized on a monthly basis, when gas is supplied, based on the volume measured and invoiced, measured in accordance with the tariffs specified in the contractual terms. Revenues from gas distribution are calculated on the basis of the volumes contracted and the volumes actually distributed, in accordance with the contractual terms and regulations.

Revenue from Use of Distribution Systems (TUSD)

Revenues from use of the distribution system (TUSD) received by the Company from other concession holders and other customers that use the distribution network are recognized in the period in which the services are provided.

CVA and Other financial components in tariff adjustments

The results from variations in the CVA account (Parcel A Costs Variation Compensation Account), and in Other financial components in calculation of tariffs, refer to the positive and negative differences between the estimated non-manageable costs of the subsidiary Cemig D and the cost actually incurred. The amounts recognized arise from balances recorded in the current period, homologated or to be homologated in tariff adjustment processes. For more information please see Note 13.

Revenue from transmission concession

Revenues from transmission concession services are recognized in the income monthly and include:

•
Construction revenue: corresponds to the performance obligation to build the transmission infrastructure. They are recognized according to the stage of completion of the works (construction phase) and measured based on the cost incurred, including PIS/Pasep and Cofins taxes over the total revenues and the income margin of the project. More information in Note 14.
•
Operation and maintenance revenue: corresponds to the performance obligation of operation and maintenance specified in the transmission concession contract, after termination of the construction phase. They are recognized when the services are rendered and the invoices for the RAPs are issued.
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

ANNUAL REPORT AND FORM 20-F | 2023	F-117

Revenue on financial updating of the Concession Grant Fee

Represents the inflation adjustment using the IPCA inflation index, plus interest, on the Concession Grant Fee for the concession awarded as Lot D of Auction 12/2015. See Note 13.

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

Government subsidies

Government grants are recognized when there is reasonable assurance that all conditions established and related to the grant will be met and that it will be received, in accordance with IAS 20.

The subsidiaries Cemig D e GT receive amounts from the Energy Development Account (CDE) as reimbursement for subsidies on tariffs granted to users of the public energy distribution service - TUSD and EUST (charges for use of the transmission system). These amounts are recognized in the Statement of income in a monthly basis as those subsidiaries acquire the right of receive them.

Estimations and judgments

Supply and distribution of electricity and gas

The Company recognizes the revenues corresponding to the supply of energy and unbilled gas for the period between the last billing and the end of each month, estimated based on the contracted supply and the volume of gas consumed and not billed in the period.

The revenues of the gas distribution service are recognized monthly, even if there is no use of the system, namely:

•
Utilization of the contracted capacity in amounts as from 85%: The revenue recognized will correspond to the utilization;
•
Utilization of the contracted capacity in amounts less than 85%: Revenue is capped at a maximum of 85% of the value relative to full utilization.

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

The construction margin is defined on the basis of the Company's best estimates of profitability at the time the investment projects are initially conceived. Changes in the initial measurement of the transaction price, which may give rise to a change in the profitability determined organically and remeasurement of the contract asset, are dealt with at the time of the periodic tariff review.

ANNUAL REPORT AND FORM 20-F | 2023	F-118

Revenue from transmission concession

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

The Company assessed the variable parcel effects ('PV'), based on historical data, and concluded that the variable consideration arising from the PV estimated is not material. Therefore, for both situations described, it is recognized as an adjustment to revenue, either as an increase in or a reduction of operation and maintenance revenue, when it occurs.

28.
OPERATING COSTS AND EXPENSES

The operating costs and expenses of the Company is as follows:

a) Cost of energy and gas

	2023	2022	2021
Energy purchased for resale
Supply from Itaipu Binacional	1,207	1,644	1,946
Physical guarantee quota contracts	918	925	832
Quotas for Angra I and II nuclear plants	364	357	244
Spot market	478	530	1,224
Proinfa Program	511	598	401
‘Bilateral’ contracts	510	493	418
Energy acquired in Regulated Market auctions	3,940	3,334	6,242
Energy acquired in the Free Market (1)	5,612	6,003	4,976
Distributed generation (‘Geração distribuída’)	2,331	1,977	1,268
PIS/Pasep and Cofins credits	(1,223)	(1,247)	(1,450)

	14,648	14,614	16,101

Charges for use of the national grid
Transmission charges – Basic network	3,220	2,925	3,663
Distribution charges	54	50	41
PIS/Pasep and Cofins credits	(337)	(304)	(367)

	2,937	2,671	3,337

Gas purchased for resale	2,237	2,735	2,011

Total	19,822	20,020	21,449

(1)
The energy acquired in the free environment by the Parent Company derives from the contracts transferred by Cemig GT, as a result of the process of partial segregation of the Company's energy trading business.
(2)
The price of the gas molecule acquired by Gasmig is corrected for the variation in Brent-type oil and the variation in the exchange rate.

b) Construction and infrastructure costs

	2023	2022	2021
Personnel and managers	155	135	100
Materials	2,007	2,233	1,150
Outsourced services	1,458	1,052	682
Others	452	116	104

Total	4,072	3,536	2,036

ANNUAL REPORT AND FORM 20-F | 2023	F-119

c) Operating costs and expenses

	Operating costs			Expected credit loss			General and administrative expenses			Other operating expenses (revenue)			2023	2022	2021
	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021
Personnel	1,000	976	983	-	-	-	308	376	258	-	-	-	1,308	1,352	1,241
Employees’ and managers’ profit sharing	-	-	-	-	-	-	-	4	2	157	79	132	157	83	134
Post-employment benefits (note 24)	-	-	-	-	-	-	-	-	-	591	626	15	591	626	15
Materials	100	93	76	-	-	-	40	55	18	-	-	-	140	148	94
Outsourced services	1,652	1,433	1,265	-	-	-	250	273	185	-	-	-	1,902	1,706	1,450
Depreciation and amortization	1,247	1,110	947	-	-	-	27	72	102	-	-	-	1,274	1,182	1,049
Operating provisions and adjustments for operating losses	333	278	86	-	-	-	-	-	-	101	123	145	434	401	231
Expected credit losses of accounts receivable	-	-	-	175	109	144	-	-	-	-	-	-	175	109	144
Reversal of provision for doubtful with related party - Renova	-	-	-	-	-	-	-	-	-	1	(54)	-	1	(54)	-
Write-off of financial asset (note 14)	-	-	-	-	-	-	-	-	-	-	172	-	-	172	-
Gains arising from the sale of equity interest (2)	-	-	-	-	-	-	-	-	-	(319)	(52)	-	(319)	(52)	-
Other operation costs and expenses	240	205	81	-	-	-	82	9	7	182	182	306	504	396	394

Total	4,572	4,095	3,438	175	109	144	707	789	572	713	1,076	598	6,167	6,069	4,752

(1)
With the conclusion of the appraisal report, Cemig GT wrote off the financial asset in the amount of R$172 in the second quarter of 2022. This amount is presented in the Income Statements under "Other expenses, net".
(2)
Refers to the gains obtained on the sale of investments in 2023, of which R$261 refers to the sale of Baguari Energia, R$27 refers to the sale of Retiro Baixo and R$31 refers to the sale of the direct stake in MESA. Further details on these operations are disclosed in note 15.

C.1) Outsourced services

	2023	2022	2021
Meter reading and bill delivery	161	146	134
Communication	169	153	148
Maintenance and conservation of electrical facilities and equipment	708	589	485
Building conservation and cleaning	85	73	72
Security services	20	17	17
Consultancy	21	39	43
Information technology	174	146	93
Disconnection and reconnection	87	90	82
Legal services and procedural costs	32	40	32
Environment services	58	49	46
Cleaning of power line pathways	117	91	92
Copying and legal publications	17	18	18
Inspection of customers	45	41	33
Other	208	214	155

Total	1,902	1,706	1,450

ANNUAL REPORT AND FORM 20-F | 2023	F-120

C.2) Other costs and expenses, net

	2023	2022	2021
Leasing and rentals	3	16	6
Advertising	14	9	12
Own consumption	23	24	28
Subsidies and donations	29	26	27
Paid concessions	4	4	4
Insurance	22	24	29
CCEE annual charge	7	6	5
Forluz – Administrative running cost	40	36	32
Collecting agents	72	77	86
Net loss (gain) on deactivation and disposal of assets	210	127	99
Obligations deriving from investment contracts	3	3	11
Taxes (IPTU, IPVA and other)	10	8	16
Other (reversals) (1)	67	36	39
Total	504	396	394

(1)
The following expenses were recognized in 2023, posted in Other operational expenses: a regulatory fine of R$11 resulting from an ANEEL inspection in 2019 to check the procedures and criteria adopted by the Company in application of the conditions required by regulations established for Micro- and Mini-Distributed Generation; and financial compensation totaling R$85 for delay in the commercial services arising from alterations in ANEEL Normative Resolution 1000 of December 7, 2021.

ANNUAL REPORT AND FORM 20-F | 2023	F-121

29.
FINANCE INCOME AND EXPENSES

	2023	2022	2021
FINANCE INCOME
Income from financial investments	452	468	242
Interest on sale of energy	286	337	460
Foreign exchange variations – Itaipu	7	17	-
Foreign exchange variations - loans and debentures	277	338	-
Monetary variations	163	108	68
Monetary variations – CVA	76	185	64
Monetary updating of escrow deposits	82	82	29
PIS/Pasep and Cofins charged on finance income (1)	(197)	(117)	(124)
Gains on financial instruments – Swap	-	-
Prepayment rents	4	5	-
Borrowing costs paid by related parties	-	-	2
Monetary updating on PIS/Pasep and Cofins taxes credits over ICMS (2)	-	-	20
Others	122	77	83

	1,272	1,500	844

FINANCE EXPENSES
Charges on loans and debentures (Note 21)	(1,013)	(928)	(1,147)
Cost of debt – amortization of transaction cost	(14)	(7)	(20)
Foreign exchange variations - loans and financing	-	-	(353)
Premium on repurchase of debt securities (Eurobonds)	-	(47)	(491)
Foreign exchange variations – Itaipu	-	-	(27)
Monetary updating – loans and debentures	(148)	(167)	(331)
Charges and monetary updating on post-employment obligations	(20)	(40)	(70)
Loss on financial instruments – Swap	(177)	(438)	(538)
Monetary updating on PIS/Pasep and Cofins taxes credits over ICMS (2)	(41)	(1,294)	-
Monetary updating – onerous concessions			(8)
Monetary updating – Lease liabilities	(35)	(27)	(25)
Financial expenses (R&D and PEE)	(38)	(38)
Others	(165)	(80)	(86)

	(1,651)	(3,066)	(3,096)

NET FINANCE INCOME (EXPENSES)	(379)	(1,566)	(2,252)

(1)
PIS/Pasep and Cofins expenses are levied on financial income and interest on own capital.
(2)
The interest of the tax credits related to PIS/Pasep and Cofins, arising from the exclusion of ICMS from its calculation basis, and the liability to be refunded to consumers is presented by net value. With the offsetting of the credits, the liability to be refunded to consumers exceeded the value of the credits to be received, generating a net financial expense.
(3)
This includes inflation correction, in the amount of R$14, on the court escrow deposits received by the Company as ordered in the arbitration proceedings. More details in note 24 – Provision: Dispute on billing of electricity.

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

ANNUAL REPORT AND FORM 20-F | 2023	F-122

financial assets and liabilities. Interest expense on the Company’s borrowings that is not capitalized is recognized in the Statement of income using the effective interest method.

30.
RELATED PARTY TRANSACTIONS

The relationships between Cemig and its investees are described in the investment note (No. 15). The main consolidated balances and transactions, as well as the main conditions relating to the Company's business with related parties, are shown below:

	ASSETS		LIABILITIES		REVENUES		EXPENSES
COMPANY	2023	2022	2023	2022	2023	2022	2023	2022
Transactions with energy
Aliança Geração	3	4	22	19	49	56	(234)	(222)
Norte Energia	-	-	31	30	-	-	(278)	(260)
Paracambi	-	-	2	2	-	-	(30)	(33)
Hidrelétrica Pipoca	-	-	3	3	2	1	(47)	(46)
Hidrelétrica Cachoeirão	-	-	-	-	2	2	-	-
Retiro Baixo	-	1	-	1	5	7	(6)	(6)
Taesa	-	-	-	-	-	-	-	-

The sale and purchase of electricity between generators and distributors are carried out through auctions in the regulated contracting environment organized by the Federal Government. In the free contracting environment, in turn, they are carried out by means of auctions or direct contracting, according to the applicable legislation. Electricity transport operations, on the other hand, are carried out by the transmitters and result from the centralized operation of the National Interconnected System by the National System Operator (ONS).

	ASSETS		LIABILITIES		REVENUES		EXPENSES
COMPANY	2023	2022	2023	2022	2023	2022	2023	2022
Charges
Connection charges
Taesa	-	-	-	-	-	-	(6)	(4)
Transmission charges
Aliança	-	-	-	-	1	1	-	-
Norte Energia	3	2	-	-	30	26	-	-
Taesa	-	-	12	12	-	-	(138)	(135)

Connection charges are financial amounts set and approved by ANEEL for use of connection facilities and/or connection points in the transmission system, payable by the accessing party to the connected agent.

Transmission charges are monthly amounts payable by users to holders of transmission concessions for the provision of transmission services, calculated according to the tariffs and the contracted amounts of use of the transmission system, in accordance with regulations set by ANEEL.

	ASSETS		LIABILITIES		REVENUES		EXPENSES
COMPANY	2023	2022	2023	2022	2023	2022	2023	2022
Customers and traders
Governo do Estado de Minas Gerais	45	37	-	-	194	166	-	-

ANNUAL REPORT AND FORM 20-F | 2023	F-123

The “Consumers and Traders” balance that the Company holds with the controlling entity refers to sale of electricity to the government of Minas Gerais State – the price of the supply is that decided by ANEEL through a Resolution which decides the Company’s annual tariff adjustment.

	ASSETS		LIABILITIES		REVENUES		EXPENSES
COMPANY	2023	2022	2023	2022	2023	2022	2023	2022
Provision of services
Aliança Geração	1	1	-	-	7	6	-	-
Taesa	-	-	-	-	2	1	-	-

The balances for services rendered refer to contracts for the provision of operation and maintenance services for power plants, transmission networks and distribution networks.

	ASSETS		LIABILITIES		REVENUES		EXPENSES
COMPANY	2023	2022	2023	2022	2023	2022	2023	2022
Accounts Receivable
Governo do Estado de Minas Gerais	13	13	-	-	-	3	-	-

This refers to the recalculation of the monetary correction of amounts related to advance for future capital increase returned to the State of Minas Gerais. These receivables are guaranteed by the retention of dividends or interest on equity distributed to the State, in proportion to its participation, while the delay and/or default persists.

	ASSETS		LIABILITIES		REVENUES		EXPENSES
COMPANY	2023	2022	2023	2022	2023	2022	2023	2022
Other credits
FIP Melbourne	-	161	-	-	-	-	-	-

In January 2021, a final arbitration award was issued in favor of FIP Melbourne, and in August 2022 an agreement was reached between the parties to close the dispute, with the establishment of an updated compensation amount of R$200, settled on September 12, 2022 (see note 15).

	ASSETS		LIABILITIES		REVENUES		EXPENSES
COMPANY	2023	2022	2023	2022	2023	2022	2023	2022
Provision of legal services
Aliança Geração	-	-	59	55	-	-	(3)	(3)

This refers to contractual obligations to the investee Aliança Geração corresponding to contingencies arising from events that occurred before the closing of the transaction that resulted in the contribution of assets by Cemig and Vale S.A. in the capital of this investee. The total value of the shares is R$166 (R$156 at December 31, 2022), of which R$58 (R$55 at December 31, 2022) is attributable to Cemig.

	ASSETS		LIABILITIES		REVENUES		EXPENSES
COMPANY	2023	2022	2023	2022	2023	2022	2023	2022
Interest on Equity, and dividends
Retiro Baixo	-	6	-	-	-	-	-	-
Hidrelétrica Pipoca	-	4	-	-	-	-	-	-
Hidrelétrica Cachoeirão	-	4	-	-	-	-	-	-

The table above indicates the asset position of dividends receivable from the investees presented in “Other” in the “Dividends receivable” table.

ANNUAL REPORT AND FORM 20-F | 2023	F-124

	ASSETS		LIABILITIES		REVENUES		EXPENSES
COMPANY	2023	2022	2023	2022	2023	2022	2023	2022
FIC Pampulha
Current
Cash and cash equivalents	351	294	-	-	-	-	-	-
Marketable securities	771	1,743	-	-	26	77	-	-
Non-current
Marketable securities	-	7	-	-	-	-	-	-

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

	ASSETS		LIABILITIES		REVENUES		EXPENSES
COMPANY	2023	2022	2023	2022	2023	2022	2023	2022
Current
Operating leasing	-	-	27	26	-	-	(33)	(31)
Non-current
Operating leasing	185	182	187	179	-	-	-	-

ANNUAL REPORT AND FORM 20-F | 2023	F-125

This is a contract with Fundação Forluminas de Seguridade Social (Forluz), the closed private pension fund (Entidade Fechada de Previdência Complementar – EFPC) of employees of the Cemig Group, the owner of the building (the Júlio Soares Building), for rental of the Company’s administrative headquarters, valid until August 2024. The rental can be extended every 5 years, up to 2034, is adjusted annually by the IPCA inflation index, and is subject to a price review every 60 months. On September 19, 2023 the rental contract was adjusted upward by 4.61%, corresponding to accumulated IPCA inflation over the prior 12 months.

	ASSETS		LIABILITIES		REVENUES		EXPENSES
COMPANY	2023	2022	2023	2022	2023	2022	2023	2022
Post-employment benefit

FORLUZ
Current
Post-employment obligations (1)	-	-	126	199	-	-	(280)	(285)
Supplementary pension contributions - Defined contribution plan (2)	-	-	-	-	-	-	(81)	(80)
Administrative running costs (3)	-	-	-	-	-	-	(40)	(36)
Non-current
Post-employment obligations (1)	-	-	2,230	2,120	-	-	-	-

Cemig Saúde
Current
Health Plan and Dental Plan (4)	-	-	230	218	-	-	(388)	(385)
Non-current
Health Plan and Dental Plan (4)	-	-	2,830	3,156	-	-	-	-

The Company has contractual obligations to a group of retired former employees in which it is responsible for ensuring funds for the cost of a supplementary pension plan, called Forluz, and for the running costs of a health plan, called Cemig Saúde. The main conditions related to the post-employment benefits are as follows:

(1)
Forluz's contracts are adjusted by the Broad National Consumer Price Index - IPCA of the Brazilian Institute of Geography and Statistics - IBGE, plus interest of 6% per year and will be amortized until 2031 (see note 15);
(2)
Company's contributions to the Pension Fund regarding the employees participating in the Mixed Plan and calculated over monthly remunerations in conformity with the Fund's regulation;
(3)
Funds for the annual administrative funding of the Pension Fund in accordance with the specific legislation for the sector. The amounts are estimated as a percentage of the Company's payroll;
(4)
Post-employment obligations related to the employees' health and dental plan (see note 15).

Details of post-employment benefits can be found in note 24.

ANNUAL REPORT AND FORM 20-F | 2023	F-126

Dividends receivable

Dividends receivable	2023	2022
Aliança Geração	-	127
Taesa	50	5
Other (1)	-	14

Total	50	146

(1)
The subsidiaries grouped in ‘Other’ are identified in the table above under ‘Interest on Equity, and Dividends’.

Changes in dividends receivable

Balances at December 31, 2020	188

Dividends proposed by investees	655
Elimination of dividends due to business combination
Adjustment of dividends proposed by investee classified as held for sale
Withholding income tax on Interest on equity	(9)
Amounts received	(499)

Balances at December 31, 2021	335

Dividends proposed by investees	519
Amounts received	(708)
Withholding income tax on Interest on equity	-

Balances at December 31, 2022	146

Dividends proposed by investees	496
Amounts received	(592)

Balances at December 31, 2023	50

Guarantees on loans and debentures

CEMIG has provided guarantees on Loans and debentures of the following related parties - not consolidated in the financial statements because they relate to jointly controlled entities or affiliated companies:

Related party	Relationship	Type	Objective	2023	Maturity
Norte Energia (NESA) (1)	Affiliated	Surety	Financing	2,574	2042
Norte Energia S.A (NESA)/Light (2)	Affiliated	Counter-guarantee	Financing	684	2042
Norte Energia (NESA)	Affiliated	Surety	Debentures	82	2030

				3,340

(1)
Related to Norte Energia loans.
(2)
Counter-guarantee to Light, related to execution of guarantees of the Norte Energia loans.

On December 31, 2023, Management evaluate that there is no need to recognize any provisions in the Company’s financial statements for the purpose of meeting any obligations arising under these sureties and/or guarantees.

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

ANNUAL REPORT AND FORM 20-F | 2023	F-127

The funds applied are allocated only in public and private fixed income securities, subject only to credit risk, with various maturity periods, obeying the unit holders’ cash flow needs.

Loan between related parties

On February 10 and February 15, 2023, Cemig D received the amounts of R$150 and R$200, respectively, related to the loan agreement approved by ANEEL and authorized by the Board of Directors in 2020 from Cemig (lender), in the amount of R$350, with payment term until May 2024. The loan bears interest at a rate equivalent to 110% of the CDI variation, to be paid together with the original installment. As guarantee, Cemig D issued a promissory note in favor of Cemig, comprising the principal and estimated interest for the contract.

In March 2023, the Board of Directors authorized the first amendment to the loan agreement from Cemig (lender), under the same terms cited above, recognized by ANEEL, in the amount of R$750, with no transfer of the funds to date.

Remuneration of key management personnel

The total remuneration of key personnel, comprising the Executive Board, the Fiscal Council, the Audit Committee and the Board of Directors, are within the limits approved at a General Shareholders’ Meeting, and the effects on the Statement of income of the year ended December 31, 2023, 2022 and 2021, are as follows:

	2023	2022
Remuneration	29	29
Income sharing	7	6
Pension plans	2	2

Total	38	37

ANNUAL REPORT AND FORM 20-F | 2023	F-128

31.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
a)
Financial instruments classification and fair value

The financial instruments, classified in accordance with the accounting principles, are as follows:

		2023		2022
	Level	Balance	Fair value	Balance	Fair value
Financial assets
Amortized cost (1)
Marketable securities – Cash investments		11	11	380	380
Accounts receivable from Customers and traders; Concession holders (transmission service)		5,477	5,477	4,812	4,812
Restricted cash		31	31	16	16
Accounts receivable from the State of Minas Gerais (AFAC)		13	13	13	13
Concession financial assets – CVA (Parcel ‘A’ Costs Variation Compensation) Account and Other financial components		806	806	944	944
Low-income subsidy			-	1,207	1,207
Concession grant fee – Generation concessions		3,031	3,031	2,950	2,950
Agreement between FIP Melbourne and AGPar			-	161	161

		9,369	9,369	10,483	10,483
Fair value through profit or loss
Cash equivalents – Cash investments	2	1,342	1,342	1,346	1,346
Marketable securities				-
Bank certificates of deposit (CDBs)	2	74	74	191	191
Financial Notes – Banks	2	475	475	906	906
Treasury Financial Notes (LFTs)	1	214	214	402	402
		2,105	2,105	2,845	2,845
Derivative financial instruments (Swaps)	3	368	368	703	703
Concession financial assets – Distribution infrastructure	3	1,920	1,920	1,407	1,407
Indemnifiable receivable – Generation	3	784	784	691	691

		5,177	5,177	5,646	5,646

		14,546	14,546	16,129	16,129

Financial liabilities
Amortized cost (1)
Loans and debentures		(9,831)	(9,831)	(10,581)	(10,581)
Debt with pension fund (Forluz)		(90)	(90)	(251)	(251)
Deficit of pension fund (Forluz)		(521)	(521)	(545)	(545)
Concessions payable		(28)	(28)	(27)	(27)
Suppliers		(3,017)	(3,017)	(2,832)	(2,832)
Leasing		(433)	(433)	(354)	(354)

		(13,920)	(13,920)	(14,590)	(14,590)
Fair value through profit or loss
Derivative financial instruments - Swaps	3	-	-	(91)	(91)
Derivative financial instruments (PUT options)	3			(672)	(672)

		-	-	(763)	(763)

		(13,920)	(13,920)	(15,353)	(15,353)

(1) The book value represents the approximate fair value amount.

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

ANNUAL REPORT AND FORM 20-F | 2023	F-129

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
•
Level 3 - No active market - No observable inputs: Fair value is determined based on generally accepted valuation techniques, such as on discounted cash flow analysis or other valuation techniques, including non-observable data, such as the measurement at new replacement value (NRV). Non-observable data should be used to measure fair value where significant observable data is not available, admitting situations in which there is little or no market activity at the measurement date. Non-observable data are developed using the best possible information available in the circumstances, which may include the entity’s own data.

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

Fair value calculation of financial positions

Distribution infrastructure concession financial assets: these are measured at New Replacement Value (NRV), according to criteria established by the Concession-granting power (‘Grantor’), based on fair value of the concession assets in service and which will be revertible at the end of the concession, and on the weighted average cost of capital (WACC) defined by the Grantor, which reflects the concession holder’s return on the operations of the concession. The NRV and the WACC are public information disclosed by the Grantor and by CEMIG respectively. The gas distribution assets are measured at the construction cost adjusted by the General Market Prices Index (Índice Geral de Preços de Mercado - IGPM). Changes in concession financial assets are disclosed in Note 13.

Indemnifiable receivable - generation: measured at NRV, as per criteria set by regulations of the grantor power, based on the fair value of the assets to be indemnify at the end of the concession. For more information, see Note 13.2.

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

ANNUAL REPORT AND FORM 20-F | 2023	F-130

Other financial liabilities: Fair value of its Loans and debentures were determined using 123.85% of the CDI rate - based on its most recent funding. For the loans and debentures and debt renegotiated with Forluz, with annual rates between IPCA + 4.10% to 7.62% and CDI + 1.18% to 6.96%, Company believes that their carrying amount is approximated to their fair value.

b)
Derivative financial instruments

Put option - SAAG

Early liquidation of Funds, and early maturity of put option

The judgment of the arbitration tribunal was published on February 10, 2023, ordering Cemig GT to make full payment of the exercise price of the options contained in the contracts.

On May 8, 2023, a Transaction Agreement was signed between Cemig GT and the private pension funds (‘the Funds’) which participated in the investment structure of the Santo Antônio hydroelectric plant through SAAG (a structure comprising FIP Melbourne, Parma Participações S.A. and FIP Malbec – jointly, ‘the Investment Structure”).

The total value of the agreement was R$780, which was settled by Cemig GT on May 12, 2023. An additional effect of R$25, relating to the fair value of the liabilities up to the date of settlement, was posted in the second quarter of 2023.

The changes in the value of the options are as follows:

Balance at December 31, 2020	536

Adjustment to fair value	100

Balance at December 31, 2021	636

Adjustment to fair value	36

Balance at December 31, 2022	672

Adjustment to fair value	58
Related assets (1)	50
Payment	(780)

Balance at December 31, 2023	-

(1)
With the acquisition of the share units then held by the Funds in the Investment Structure, Cemig GT became the holder of the related assets, which have aggregate value of R$50. This amount is recognized in Other assets in the Statement of financial position.

Swap transactions, currency options and NDF

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

The gains and losses realized in 2023 and 2022 are shown below:

		Maturity	Trade	Notional	Realized gain / loss
Assets	Liability	period	market	amount	2023	2022
US$ exchange variation + Rate (9.25% p.y.)	Local currency R$ + 152.01% of CDI	Interest: Half-yearly Principal: Dec. 2024	Over the counter	US$120	97	185
US$ exchange variation + Rate (9.25% p.y.)	Local currency R$ + 125.52% of CDI	Interest: Half-yearly Principal: Dec. 2024	Over the counter	US$261	87	(54)
US$ exchange variation higher R$5.0984	US$ exchange variation lower R$5.0954	August 03, 2021 December 16, 2022	Over the counter	2022: US$280	-	32
US$ exchange variation higher than R$5.1110	US$ exchange variation of less than R$5.1110	October 13, 2023 December 05, 2023	Over the counter	US$392	(79)	-
US$ exchange variation higher than R$4.9675	US$ exchange variation of less than R$4.9675	December 05, 2023 December 19, 2023	Over the counter	US$377	(38)	-

					67	163

ANNUAL REPORT AND FORM 20-F | 2023	F-131

In 2023, the interest on the swap was settled every six months, with a negative result of R$99 and a cash outflow of the same amount (negative R$95 in 2022 and a cash outflow of the same amount). In June 2023, the hedge was partially disassembled in the amount of US$369, with a positive result of R$283 and a net cash inflow of R$241.

On April 13, 2023 and June 14, 2023, Cemig GT contracted a short-term hedge against dollar fluctuations in the amount of US$392, locking the dollar at R$5.1110, maturing on December 5, 2023. On the same date, a new short-term operation was contracted for a volume of US$376 maturing on December 19, 2023. The instrument contracted was an NDF (Non Deliverable Forward), a forward exchange derivative contract, without physical delivery of the currency, which guaranteed Cemig GT a predetermined rate at the time of maturity. The result of the settlement of the NDFs corresponded to a cash outflow of R$117.

The principal amounts of derivative transactions are not recorded in the balance sheet, since they refer to transactions that do not require the transit of full cash, but only of the gains or losses earned or incurred. The net results of these operations represent a loss with financial instruments, on December 31, 2023, in the amount of R$177 (negative adjustment of R$438 on December 31, 2022), recorded in the financial result.

The Company is the guarantor of these derivative instruments contracted by Cemig GT.

This table presents the derivative instruments as of December 31, 2023, and 2022:

					Unrealized gain / loss		Unrealized gain / loss
Assets (1)	Liability	Maturity period	Trade market	Notional amount (2)	Carrying amount 2023	Fair value 2023	Carrying amount 2022	Fair value 2022
US$ exchange variation + Rate (9.25% p.y.)	Local currency R$ + 152.01% of CDI	Interest: Half-yearly Principal: Dec. 2024	Over the counter	US$250	191	161	428	273
US$ exchange variation + Rate (9.25% p.y.)	Local currency R$ + 125.52% of CDI	Interest: Half-yearly Principal: Dec. 2024	Over the counter	US$500	254	207	568	339

					445	368	996	612

Current asset						368		-
Non-current asset						-		703
Current liabilities						-		(91)

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
(2)
In million of US$.

The Cemig GT uses a mark-to-market method to measure its derivatives financial instruments for its Eurobonds. The principal indicators for measuring the fair value of the swap are the B3 future market curves for the DI rate and the dollar. The Black & Scholes model is used to price the call spread, and one of parameters of which is the volatility of the dollar, measured on the basis of its historic record over 2 years.

The fair value on December 31, 2023 was R$368 (R$612 on December 31, 2022), which would be the reference if CEMIG GT would liquidate the financial instrument on December 31, 2023, but the swap contracts protect the Company’s cash flow up to the maturity of the bonds in 2024 and they have carrying amount of R$445 at December 31, 2023 (R$997 on December 31, 2022).

Market risk and sensitivity analysis

The Company is exposed to market risk due to having contracted this hedge, the principal potential impact being a change in future interest rates and/or the future exchange rates.

ANNUAL REPORT AND FORM 20-F | 2023	F-132

Based on the futures curves for interest rates and dollar, the Company prepare a sensitivity analysis and estimates that in a probable scenario, its results would be positively affected by the swap and call spread, on December 31, 2024, in the amount of R$129. The fair value of the financial instrument was estimated in R$497.

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

The risk exposure of group is mitigated by the account for compensation of variation of parcel A items (CVA).

The net exposure to exchange rates is as follows:

Exposure to exchange rates	2023		2022
	Foreign currency	R$	Foreign currency	R$
US dollar
Loans and financing (note 21)	(384)	(1,857)	(762)	(3,975)
Suppliers (Itaipu Binacional)	(50)	(240)	(52)	(274)

	(434)	(2,097)	(814)	(4,249)

Net liabilities exposed		(2,097)		(4,249)

Sensitivity analysis

Based on finance information from its financial consultants, the Company estimates that in a probable scenario the variation of the exchange rates of foreign currencies in relation to the Real on December 31, 2024 will be an appreciation of the dollar by 2.86%, to R$4.98.

The Company has prepared a sensitivity analysis of the effects on the Company’s net income arising from depreciation of the Real exchange rate considering an adverse scenario in relation to the probable scenario.

Risk: foreign exchange rate exposure		Probable' scenario	Adverse scenario
	Base scenario	Dollar R$4.98	Dollar R$6.00
US dollar
Loans and financings (note 21)	(1,857)	(1,910)	(2,301)
Suppliers (Itaipu Binacional) (note 19)	(240)	(247)	(297)

	(2,097)	(2,157)	(2,598)

Net liabilities exposed	(2,097)	(2,157)	(2,598)
Net effect of exchange rate fluctuation		(60)	(501)

ANNUAL REPORT AND FORM 20-F | 2023	F-133

Company has entered into swap operations to replace the exposure to the US dollar fluctuation with exposure to fluctuation in the CDI rate, as described in more detail in the item ‘Swap Transactions’ in this Note.

Interest rate risk

The Company is exposed to the risk of decrease in Brazilian domestic interest rates on December 31, 2023. This risk arises from the effect of variations in Brazilian interest rates on net financial income comprised by financial revenues from cash investments made by the Company, and also to the financial assets related to the CVA and other financial components, net of the effects on financial expenses associated to loans and debentures in Brazilian currency, and also sectorial financial liabilities.

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

This exposure occurs as a result of net assets indexed to variation in interest rates, as follows:

Risk: Exposure to domestic interest rate changes	2023	2022
Assets
Cash equivalents – Cash investments (Note 6) – CDI	1,342	1,345
Marketable securities (Note 7) – CDI / SELIC	774	1,878
Generation indemnity revenue	784	691
Restricted cash – CDI	31	16
CVA and in tariffs (Note 14) – SELIC	806	944

	3,737	4,874

Liabilities
Loans, financing and debentures (Note 22) – CDI	(3,508)	(2,041)
Loans, financing and debentures (Note 22) – TJLP		-
Sector financial liabilities (note 14)		-

	(3,508)	(2,041)

Net assets exposed	229	2,833

Sensitivity analysis

In relation to the most significant interest rate risk, the Company estimate that in a probable scenario the Selic rate will be 9.25% and the TJLP rate will be 6.27% on December 31, 2024.

ANNUAL REPORT AND FORM 20-F | 2023	F-134

The Company made a sensitivity analysis of the effects on results considering an adverse scenario in relation to the probable scenario, as shown in the table below. The CDI rate follows the Selic rate.

	2023	2024
		Probable' scenario	Adverse scenario
Risk: Increase in Brazilian interest rates	Book value	Selic 9.25%	Selic 13.25%
		TJLP 6.27%	TJLP 7.27%
Assets
Cash equivalents (Note 6)	1,342	1,466	1,520
Marketable securities (Note 7)	774	846	877
Restricted cash	31	33	35
CVA and Other financial components – SELIC (Note 14)	806	880	912

	2,953	3,225	3,344

Liabilities
Loans and financing (Note 21) – CDI	(3,508)	(3,833)	(3,973)

	(3,508)	(3,833)	(3,973)

Net assets exposed	(555)	(608)	(629)

Net effect of fluctuation in interest rates		(53)	(74)

Increase in inflation risk

The Company is exposed to the risk of increase in inflation index on December 31, 2023. A portion of the loans and debentures as well as the pension fund liabilities are adjusted using the IPCA (Expanded National Customer Price). The revenues are also adjusted using the IPCA and IGP-M index, mitigating part of the Company risk exposure.

This table presents the Company’s net exposure to inflation index:

Exposure to increase in inflation	2023	2022
Assets
Concession financial assets related to Distribution infrastructure - IPCA (1)	1,920	1,407
Concession Grant Fee – IPCA (Note 14)	3,031	2,950

	4,951	4,357

Liabilities
Loans, financing and debentures – IPCA and IGP-DI (Note 22)	(4,522)	(4,630)
Debt with pension fund (Forluz) – IPCA (Note 24)	(90)	(251)
Deficit of pension plan (Forluz) – IPCA (Note 24)	(521)	(545)
Leasing liabilities	(433)	(354)

	(5,566)	(5,780)

Net liabilities exposed	(615)	(1,423)

(1)
Portion of the concession financial assets relating to the Regulatory Remuneration Base of Assets ratified by the grantor (ANEEL) after the 4th tariff review cycle.

ANNUAL REPORT AND FORM 20-F | 2023	F-135

Sensitivity analysis

In relation to the most significant risk of reduction in inflation index, reflecting the consideration that the Company has more assets than liabilities indexed to inflation indexes, the Company estimates that, in a probable scenario, at December 31, 2024 the IPCA inflation index will be 4.23% and the IGPM inflation index will be 3.81%. The Company has prepared a sensitivity analysis of the effects on its net income arising from reductions in rates in an adverse scenario.

	2023	2024
		Probable' scenario	Adverse scenario
Risk: increase in inflation index	Book value	IPCA 4.23%	IPCA 6.86%
		IGPM 3.81%	IGPM 5.09%
Assets
Concession financial assets related to Distribution infrastructure – IPCA (1)	1,882	1,961	2,010
Concession financial assets related to gas distribution infrastructure – IGPM	39	40	41
Concession Grant Fee – IPCA (Note 14)	3,031	3,159	3,238

	4,952	5,160	5,289

Liabilities
Loans, financing and debentures – IPCA and IGP-DI (Note 22)	(4,522)	(4,713)	(4,831)
Debt agreed with pension fund (Forluz) – IPCA (Note 24)	(90)	(94)	(96)
Deficit of pension plan (Forluz) (Note 24)	(521)	(543)	(557)
Leasing liabilities	(433)	(451)	(463)

	(5,566)	(5,801)	(5,947)

Net liability exposed	(614)	(641)	(658)

Net effect of fluctuation in IPCA and IGP–M indexes		(27)	(44)

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

ANNUAL REPORT AND FORM 20-F | 2023	F-136

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

The flow of payments of the Company’s obligation to suppliers, debts with the pension fund, Loans and debentures, at floating and fixed rates, including future interest up to contractual maturity dates, is as follows:

	Up to 1 month		1 to 3 months		3 months to 1 year		1 to 5 years		Over 5 years		Total
Consolidated	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest
Financial instruments at interest rates:
- Floating rates
Loans, financing and debentures	45	2	398	62	2,152	768	6,314	1,091	1,140	96	12,068
Onerous concessions	-	-	1	-	3	-	13	-	16	-	33
Debt with pension plan (Forluz) (Note 23)	15	-	30	1	46	-	-	-	-	-	92
Deficit of the pension plan (Forluz) (Note 23)	4	3	9	5	41	22	271	92	287	29	763

	64	5	438	68	2,242	790	6,598	1,183	1,443	125	12,956

- Fixed rate
Suppliers	2,854	-	163	-	-	-	-	-	-	-	3,017

Total	2,918	5	601	68	2,242	790	6,598	1,183	1,443	125	15,973

Risk of debt early maturity

The Company’s subsidiaries have loan contracts with restrictive covenants normally applicable to this type of transaction, related to compliance with a financial index. Non-compliance with these covenants could result in earlier maturity of debts. More details in Note 21.

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

The estimated credit losses recorded on December 31, 2023, considered to be adequate in relation to the credits in arrears receivable by the Company and its subsidiaries was R$910 (R$820 in 2022).

Company and its subsidiaries manage the counterparty risk of financial institutions based on an internal policy, which is constantly updated. This Policy assesses and scales the credit risks of the institutions, the liquidity risk systemic risk related to macroeconomic and regulatory conditions, the market risk of the investment portfolio and the Treasury operational risk.

All investments are made in financial securities that have fixed-income characteristics, always indexed to the CDI rate, and may be of public or private capital as well as financial or non-financial entities. The Company does not carry out any transactions in variable income securities or that would bring volatility risk into its financial statements.

As a management instrument, the Company and its subsidiaries divide the investment of its funds into direct purchases of securities (own portfolio) and investment funds. The investment funds invest the funds exclusively in fixed income

ANNUAL REPORT AND FORM 20-F | 2023	F-137

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

ANNUAL REPORT AND FORM 20-F | 2023	F-138

Non-compliance with the quality criteria for three consecutive years, or the minimum parameters for economic/financial sustainability for two consecutive years, results in opening of proceedings for termination of the concession.

ANNUAL REPORT AND FORM 20-F | 2023	F-139

The efficiency criteria for continuity of supply and for economic and for financial management, required to maintain the distribution concession, were met in the year ended December 31, 2023.

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

d)
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

Fair value through income or loss: this includes the concession financial assets related to energy and gas distribution segment infrastructure. The financial assets related to energy distribution infrastructure are measured at the expected New Replacement Value (NRV), as defined in the concession contract, which represent the fair value of the residual value of the infrastructure as of the balance sheet date. The financial assets related to gas distribution infrastructure are measured based on the fair value of the indemnity established in the concession contract.

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

ANNUAL REPORT AND FORM 20-F | 2023	F-140

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
ASSETS CLASSIFIED AS HELD FOR SALE

Process of sale of 15 PCHs/CGHs

On March 17, 2023 the invitation and tender were published for a public auction to sell 15 small hydroelectric generation plants and units (PCHs and CGHs), 12 owned by Cemig GT and 3 by its wholly-owned subsidiary Horizontes.

Generation plant	Ledger	Beginning of the operation	Installed capacity (MW) (1)	Physical guarantee (MWm) (1)	Commercial Operation Status	Site
Cemig GT
CGH Bom Jesus do Galho	Registry	1931	0.36	0.13	Out of operation	Minas Gerais
CGH Xicão	Registry	1942	1.81	0.61	In operation	Minas Gerais
CGH Sumidouro	Registry	1954	2.12	0.53	In operation	Minas Gerais
PCH São Bernardo	Concession	1948	6.82	3.42	In operation	Minas Gerais
CGH Santa Marta	Registry	1944	1.00	0.58	In operation	Minas Gerais
CGH Santa Luzia	Registry	1958	0.70	N/A Generation: 0.28	In operation	Minas Gerais
CGH Salto Morais	Registry	1957	2.39	0.60	In operation	Minas Gerais
PCH Rio de Pedras	Concession	1928	9.28	2.15	In operation	Minas Gerais
CGH Pissarrão	Registry	1925	0.80	0.55	In operation	Minas Gerais
CGH Lages	Registry	1955	0.68	N/A Generation: 0.32	In operation	Minas Gerais
CGH Jacutinga	Registry	1948	0.72	0.57	In operation	Minas Gerais
CGH Anil	Registry	1964	2.06	1.10	In operation	Minas Gerais
Horizontes
CGH Salto do Paraopeba	Authorization	1955	2.46	2.21	Out of operation	Minas Gerais
CGH Salto Passo Velho	Authorization	2001	1.80	1.64	In operation	Santa Catarina
PCH Salto Voltão	Authorization	2001	8.20	7.36	In operation	Santa Catarina

Total			41.20	22.05

(1)
Information not audited by the independent auditors.

Thus, in March 2023 the assets were transferred to Current assets held for sale, in accordance with the terms of IFRS 5. There are no accumulated gains or losses included in other comprehensive income relating to this group held for sale and there are no liabilities associated with the asset held for sale.

It was concluded that that the assets classified as held for sale do not qualify within the concept of discontinued operations, under Item 32 of IFRS 5, since they do not represent a significant separate line of business or geographical area of operations, nor do they constitute a subsidiary acquired exclusively for the purpose of resale.

On August 10, 2023, the Company held a public auction for the sale of these assets as a single lot. The winning bid was R$100, representing a premium of 108.6% to the minimum price of R$48.

ANNUAL REPORT AND FORM 20-F | 2023	F-141

The book value of the plants in the assets held for sale group on December 31, 2023 is as follows:

Plant	Net book value Fixed assets and Intangible assets
Cemig GT	46

CGH Bom Jesus do Galho	-
CGH Xicão	8
CGH Sumidouro	2
PCH São Bernardo	6
CGH Santa Marta	-
CGH Santa Luzia	1
CGH Salto Morais	1
PCH Rio de Pedras	22
CGH Pissarrão	1
CGH Lages	1
CGH Jacutinga	2
CGH Anil	2
Horizontes	12

CGH Salto do Paraopeba	-
CGH Salto Passo Velho	3
PCH Salto Voltão	9

Total	58

Cemig GT and its wholly owned subsidiary Horizontes signed the sale agreement with the winning bidder, Mang Participações e Agropecuaria Ltda. (‘Mang’), on September 13, 2023. The sale was completed on February 29, 2024, after all the conditions precedent of the CCVA had been met. The amount received for the sale was R$100. The accounting effects of this transaction will be reflected in the first quarter of 2024.

This disposal aims to comply with the directives of the Company’s strategic planning, in optimizing its portfolio of assets, seeking to improve operational efficiency and allocation of capital.

Accounting policy

The Company and its subsidiaries classify a non-current asset as held for sale when its carrying amount will be recovered primarily through a sale transaction rather than through continuing use.

Property, plant and equipment and intangible assets are not depreciated or amortized while they are classified as held for sale. Dividends received from joint ventures classified as held for sale are recognized in the income statement, given the interruption of measurement by the equity method.

Estimations and judgments

They are measured at the lower of their book value and fair value net of selling expenses. Selling expenses are represented by the incremental expenses directly attributable to the sale, excluding financial expenses and income taxes. Assets and liabilities classified as held for sale are presented separately as current items in the balance sheet.

ANNUAL REPORT AND FORM 20-F | 2023	F-142

33.
COMMITMENTS

Cemig and its subsidiaries have contractual obligations and commitments not yet incurred, therefore not recognized in these financial statements, which mainly include the purchase of electricity, as shown in the table below:

	2024	2025	2026	2027	2028	2029 onwards	Total
Purchase of energy from Itaipu	1,096	1,096	1,096	1,096	1,096	20,827	26,307
Purchase of energy – auctions	4,661	4,099	4,218	4,342	4,575	61,220	83,115
Purchase of energy – ‘bilateral contracts’	491	319	99	20	-	-	929
Quotas of Angra 1 and Angra 2	384	383	383	385	386	7,225	9,146
Transport of energy from Itaipu	248	258	266	274	251	4,555	5,852
Other energy purchase contracts	5,431	5,009	4,285	4,071	2,814	25,999	47,609
Physical quota guarantees	834	738	659	581	581	10,699	14,092

Total	13,145	11,902	11,006	10,769	9,703	130,525	187,050

The payment flows for leases, loans and suppliers are presented in Explanatory Notes 18 and 31.

34.
PARLIAMENTARY COMMITTEE OF INQUIRY (‘CPI’)

On June 17, 2021, the Legislative Assembly of Minas Gerais has established a Parliamentary Committee of Inquiry (‘CPI’) to investigate management acts of Cemig since January 2019. CPI was entitled to investigate the facts underlying the application for its creation, and requested, through application, several documents and information related, mainly, human resources management and purchasing processes which were fully met by the Company within the stipulated deadlines.

On February 18, 2022 the CPI approved its final report, to be submitted to the Public Attorneys’ Office of Minas Gerais State, and other control bodies, for assessment of what further referrals of it should be made.

In August 2023, the prosecutors of the Public Attorneys’ Office of Minas Gerais decided to set aside the Public Civil Inquiries that were investigating events referred to in the CPI. The decisions stated that all acts of Cemig's management were regular. The only matter pending is conclusion of the investigation by the Minas Gerais Civil Police in relation to the IBM contract.

It should be noted that the Company carries out regular audits of its contracting processes, and no material impacts were identified in the financial statements for the year ending December 31, 2023 or in the financial statements for previous years.

35.
SUBSEQUENT EVENTS

Advance payment CDE

On February 9, 2024, Cemig D signed an agreement, with Banco Safra, for assignment of receivables without co-obligation, for advance payment of three installments of receivables from the CDE becoming due over the period March–May 2024, each in the amount of R$101, totaling R$304. The total received on February 9, 2024 was R$297. The payments to Banco Safra will be made as and when the funds originating from the CCEE are received by Cemig D.

ANNUAL REPORT AND FORM 20-F | 2023	F-143

Debenture issue

On March 13, 2024 the Company published notice to the market of the start of public offering for distribution of its tenth debenture issue, comprising two million unsecured non-convertible debentures without asset guarantee, in up to two series, with nominal unit value of one thousand Reais, comprising total value of two billion Reais, to be carried out in accordance with CVM regulations.

On March 15, 2024, the Company concluded the financial settlement of its 10th debenture issue, in two series, with a surety guarantee from Cemig. Two million debentures were issued, characterized as ‘sustainable ESG debentures’, with total value of two billion Reais, which were subscribed as follows:

Series	Quantity	Amount	Remuneration	Maturity	Amortization
First Series	400,000	R$400,000,000.00	CDI + 0.80%	5 years	48th and 60th months
Second Series	1,600,000	R$1,600,000,000.00	IPCA + 6.1469%	10 years	96th, 108th and 120th months

Cemig D’s net proceeds from the issue will be allocated to replenishment of its cash position, including, but not limited to, operations, and reimbursement of prior expenditure, including on investments, already made in projects involving social and environmental issues.

We note, additionally, that Fitch Ratings allocates a credit risk of AA+(bra) to this Issue.

Social capital increase - Proposal by Management

Considering that on December 31, 2023 the share capital was R$11,007 and the balance of profit reserves, excluding the Tax Incentives Reserve and the Future Earnings Reserve, was R$11,993, exceeding the share capital by R$986, the Board of Directors declared at the Annual General Meeting (AGM), held on April 29, 2024, to increase the share capital, in accordance with Article 199 of the Corporate Law of 1976 (Law 6,404/76).

The approval of capital increase by capitalization of the balance of R$1,857 of the Capital Reserve, and R$1,445 from the Retained Earnings Reserve, by issuance of a stock bonus of 660,411,207 new shares, with par value of R$5.00 (as specified by the by-laws), of which 220,754,287 will be common shares and 439,656,920 will be preferred shares – increasing the share capital from R$11,007 to R$14,309.

Interest on Equity

On March 21, 2024, the Board of Directors approved declaration of Interest on Equity for the 2024 business year, in the amount of R$386, to be paid in two equal installments, by June 30 and by December 30, 2025, to stockholders whose names were on the Company’s Nominal Share Registry on March 26, 2024.

The Executive Board is responsible for determining the locations and processes of payment and posting the amounts of Interest on Equity as on account of the mandatory dividend for the 2024 business year, approved in a General Meeting of Stockholders held on April 29, 2024.

Disposal of the equity interest held in Aliança Energia

On March 27, 2024, a wholly-owned subsidiary of Cemig, approved and executed a contract for the disposal of its direct equity interest of 45% in the share capital of Aliança Energia S.A. ('Aliança') to Vale S.A. ('Vale'). The effectiveness of the contract is subject to the approval of the transaction by the Company's Extraordinary Shareholders Meeting and compliance with conditions precedent ('CP') that are common for this type of transaction, among which approval from the Brazilian Antitrust Authority ('CADE') and the Brazilian Electricity Regulatory Agency ('ANEEL'). The cost of the transaction is R$2,700 million, with a base date of June 30, 2023, restated by the CDI rate from that date up to the date prior to the actual closing of the transaction.

Thus, in March 2024 the assets were transferred to Current assets held for sale, in accordance with the terms of IFRS 5.

ANNUAL REPORT AND FORM 20-F | 2023	F-144

Initiates process for the Onerous Transfer of four SHPs/HPPs

On April 01, 2024, a wholly-owned subsidiary of Cemig and Cemig published a notice for an in-person public auction, to be carried out by B3, aimed at the Onerous Transfer of the Right to Operate the Electric Power Generation Services of four SHPs/HPPs, comprising one SHP from Cemig GT and three HPPs of its wholly-owned subsidiaries Cemig Geração Leste S.A., Cemig Geração Oeste S.A., and Cemig Geração Sul S.A. The minimum value for the single batch of the power plants is R$29, and the auction is expected to occur on July 03, 2024, according to the schedule outlined in the Notice.

ANNUAL REPORT AND FORM 20-F | 2023	F-145