Form 20-F
period 2024-12-31
ENERGY CO OF MINAS GERAIS
filed 2025-05-01
CIK 1157557

ANNUAL REPORT AND FORM 20-F | 2024	1

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Andrea Marques de Almeida

Chief Officer for Finance and Investor Relations

ri@cemig.com.br | +55 31 3506-5024

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

2

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common share as of the close of the period covered by the annual report:

956,601,911 Common Shares

1,905,179,984 Preferred Shares

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes  ☐    No  ☒

3

ANNUAL REPORT AND FORM 20-F | 2024	4

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

We maintain our books and records in Reais. We prepare our statutory financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). For purposes of this annual report, we prepared our consolidated financial statements in accordance with the IFRS Accounting Standards.

This annual report contains translations of certain Real amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such U.S. dollar amounts have been translated from Reais at an exchange rate of R$6.1840 to US$1.00, as certified for customs purposes by the U.S. Federal Reserve Board as of December 31, 2024. We cannot guarantee that U.S. dollars can be converted into Reais, or that Reais can be converted into U.S. dollars, at the above rate or at any other rate.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals and/or subtotals in certain tables may not be an arithmetic aggregation of the figures that precede them.

MARKET POSITION AND OTHER INFORMATION

The information contained in this annual report regarding our market position is, unless otherwise indicated, presented for the year ended December 31, 2024. It is based on, or derived from, reports issued by the Brazilian National Electric Energy Agency (Agência Nacional de Energia Elétrica, ‘Grantor’, or ‘ANEEL’), and by the Brazilian Electric Power Trading Chamber (Câmara de Comercialização de Energia Elétrica, or ‘CCEE’).

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

ANNUAL REPORT AND FORM 20-F | 2024	5

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

•         Other risk factors identified in “Item 3. Key Information—Risk Factors”.

ANNUAL REPORT AND FORM 20-F | 2024	6

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

•         We are subject to restrictions on our ability to make capital expenditures ('capex') and to incur indebtedness, which could adversely affect our business, results of operations and financial condition.

•         A decrease in our credit risk rating or in Brazil’s sovereign credit ratings could adversely affect the availability of new financing and/or increase our cost of capital.

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

•         We cannot guarantee the speed of our capacity for innovation and our responses to the changes that the energy sector is going through with the advancement of technology.

•         Our strategy for maximizing value for CEMIG’s shareholders depends on external factors that could impede its successful implementation.

•         We may be unable to implement our long-term strategic plans within the desired timeframe, or without incurring unforeseen costs, which could have adverse consequences for our business, results of operations and financial condition.

ANNUAL REPORT AND FORM 20-F | 2024	7

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

•         The level of default by our counterparties (customers or suppliers) could adversely affect our business, operating results and/or financial condition, as well as those of our subsidiaries.

•         Cemig Distribuição S.A.’s (‘CEMIG D’) economic and financial sustainability is directly related to the effectiveness of the actions to control energy losses, and the regulatory limits established for it. If CEMIG D fails in successfully controlling energy loss, its business, operations, profit and financial condition could be substantially and adversely affected.

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

•         We are exposed to different price zones in the trading business.

•         The rules for energy trading and market conditions may affect the sale prices of energy.

•         We are subject to anti-corruption, anti-bribery, anti-money laundering, and antitrust laws and regulations in Brazil.

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

ANNUAL REPORT AND FORM 20-F | 2024	8

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

•         We are subject to the risk that internal controls over financial reporting may become inadequate due to changes in the control environment, or that there may be deterioration in the degree of compliance with our policies and procedures.

•         Potential shortages of skilled personnel in operational areas could adversely affect our business and results of operations.

•         Our ability to distribute dividends is subject to limitations.

•         ANEEL has discretion to establish the rates that distributors charge their customers. These rates are determined by ANEEL in such a way as to preserve the economic and financial balance of concession contracts entered into with the Federal Government.

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

•         Failure to comply with ESG guidelines could adversely affect our business, results of operations and reputation.

•         We may not be successful in timely communication actions with our stakeholders, which could have an adverse effect on our business and results of operations, as well as harm our reputation.

•         Economic fluctuations related to internal or external political, social and natural events, such as hindrances of the international market (import/ export), terrorism acts, armed conflicts, pandemics, among others may directly or indirectly impact our business.

ANNUAL REPORT AND FORM 20-F | 2024	9

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

•         The Brazilian Government may assert that the ADS taxation for Non- Resident Holders shall be payable in Brazil.

ANNUAL REPORT AND FORM 20-F | 2024	10

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

We operate most of our power generation, transmission and distribution activities, and related services under concession agreements entered into with the Brazilian Federal Government or pursuant to authorizations granted to companies of the CEMIG Group. The Brazilian Constitution determines that all concessions related to public services must be granted through a bidding process. In 1995, in order to implement these constitutional provisions, the Brazilian Federal Government adopted certain laws and regulations, which are collectively known as the ‘Concessions Law,’ which governs bidding procedures in the electric power industry.

On September 11, 2012, the Brazilian Federal Government issued Provisional Act 579 (‘PA 579’), later converted into Law 12,783 of January 11, 2013 (‘Law 12,783/13’), which governs the extensions of concessions granted prior to Law 9,074/95. Law 12,783/13 determines that, as of September 12, 2012, concessions prior to Law 9,074/95 can be extended once, for up to 30 years, provided that the concession operators accept and meet certain conditions described in such Law. With respect to generation activities, the Company chose not to accept the mechanism offered to extend the generation concessions that would expire in the period from 2013 to 2017. These concessions were: Três Marias, Salto Grande, Itutinga, Volta Grande, Camargos, Peti, Piau, Gafanhoto, Tronqueiras, Joasal, Martins, Cajuru, Paciência, Marmelos, Dona Rita, Sumidouro, Poquim and Anil.

ANNUAL REPORT AND FORM 20-F | 2024	11

Following publication of the tender documents for Generation Auction 12/2015, on October 7, 2015 (‘Auction 12/2015’), which was held under the revised regulatory structure for renewal of concessions of existing power plants as set forth in Law 13,203 of December 8, 2015 (‘Law 13,203/15’), the Company’s Board of Directors authorized CEMIG Geração e Transmissão S.A. (or ‘CEMIG GT’) to bid at an auction, held on November 25, 2015, in which CEMIG GT was successful. In the auction, CEMIG GT won the concessions for the 18 hydroelectric plants comprising ‘Lot D’, for 30 years: Três Marias, Salto Grande, Itutinga, Camargos, Cajuru, Gafanhoto, Martins, Marmelos, Joasal, Paciência, Piau, Coronel Domiciano, Tronqueiras, Peti, Dona Rita, Sinceridade, Neblina and Ervália. The total installed capacity of these plants is 699.5 MW, and their offtake guarantee is 420.2 MW average.

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

ANNUAL REPORT AND FORM 20-F | 2024	12

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

Rules under the Fifth Amendment to the distribution concession contract came into effect in 2016. They contain new targets for service quality, and requirements related to CEMIG Distribuição S.A. (or ‘CEMIG D’)’s economic and financial sustainability. These targets must be complied with over the 30 years of the concession. Compliance with these targets is assessed annually, and non-compliance could result in an obligation for CEMIG to inject capital into CEMIG D or a limitation on distribution of dividends or the payment of interest on equity by CEMIG D to CEMIG. According to ANEEL regulations, in case of failure to comply with global annual targets for collective continuity indicators for two consecutive years, or three times in five years, or at any time in the last five years of the agreement term, distribution of dividends or payment of interest on equity may be limited until compliance is resumed.

ANNUAL REPORT AND FORM 20-F | 2024	13

Also, our Gasmig S.A. (or ‘Gasmig’)’s Concession contract establishes that in the event of non-compliance with any provision of the Concession Contract, including delays or non-compliance with targets specified in it, the State of Minas Gerais may impose penalties on Gasmig. Depending on the severity of the non-compliance, the applicable penalties include warnings and intervention. Gasmig cannot guarantee that it will not be penalized for non-compliance with its concession contract, nor that its concession contract will not be revoked in the future. The indemnity to which this subsidiary is entitled in the event of revocation of its concession may be insufficient for recovery of the full value of certain assets. Consequently, imposition of sanctions on Gasmig or revocation of its concession could result in a material adverse effect on the financial condition and results of operations of Gasmig, and of the Company.

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

The Brazilian Federal Government has been implementing policies that have a far-reaching impact on the Brazilian energy sector. As part of the restructuring, Law 10,848, of March 15, 2004 introduced the regulatory regime for the Brazilian energy industry. This regulatory structure has undergone several changes in recent years, with the latest being the amendments introduced by PA 579 (which was converted into Law 12,783/2013), which governs the extension of some concessions governed by Law 9,074/1995. Under this law, such concessions can, from September 12, 2012, be extended only once, for up to 30 years, at the option of the concession authority.

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

The Brazilian government has frequently implemented and may continue to implement changes in its fiscal policies, including, but not limited to tax rates, fees, sectoral charges and occasionally the collection of temporary contributions. Changes in tax laws and in the interpretation of tax laws by Brazilian tax authorities and courts may occur and may result in tax increases and revocation of tax exemptions.

The Brazilian tax reform on consumption taxes was approved by the Brazilian Congress and is now expected to come into effect gradually between 2027 and 2032, pending the resolution of certain administrative matters.

Nonetheless, Brazilian legislators continue debating a comprehensive tax reform, focused on income tax legislation, which may include an increase in existing taxes and contribution rates, the revocation of income tax exemptions on the distribution of profits and dividends and further changes relating to interest on net equity. The approval of these legislative proposals or changes in fiscal policies, tax laws and interpretations may impact our tax obligations and may have a material adverse effect on our financial condition and results of operations, and on the market value of our shares and, as a result, our Preferred ADS and Common ADS.

ANNUAL REPORT AND FORM 20-F | 2024	14

Similarly to other Brazilian companies across multiple industries, we receive certain tax and other government-granted benefits, including incentives related to our research and development activities. To take advantage of the tax benefits, we must meet certain requirements, such as making investments in research and development, record taxable profits, among others. For additional information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results.” For our effective tax reconciliation, please refer to note 10.d to our 2024 audited consolidated financial statements included elsewhere in this annual report.

Moreover, these incentives may be cancelled or suspended by the Brazilian government at any time without prior notice, and the maintenance of such incentive plans by the Brazilian government depends on factors we cannot control or predict. We cannot ensure that these incentives will be maintained or renewed or that we will be able to obtain new incentives.

We are subject to restrictions on our ability to make capital expenditures ('capex') and to incur indebtedness, which could adversely affect our business, results of operations and financial condition.

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

As of December 31, 2024, we had R$11.9 billion of outstanding debt (loans and debentures with financial covenant restrictions), and any breach could have severe negative consequences to us.

For example, if the Company violates a covenant under our debenture issuance, the debenture holders may accelerate the maturity of the debt in a meeting organized by the Fiduciary Agent (‘Trustee’), unless debenture holders decide not to do so. Any acceleration of our outstanding debt could have a material adverse effect on our financial condition and may trigger cross-default clauses in other financial instruments. In the event of a default and acceleration, our assets and cash flow might be insufficient to repay amounts due, or to comply with the servicing of such debt. In the past, we have, on certain occasions, failed to comply with certain financial covenants that had conditions that were more restrictive than those currently in place. Although we were able to obtain waivers from our creditors in relation to past non-compliance, we cannot guarantee that we will be successful in obtaining any particular waiver in the future.

ANNUAL REPORT AND FORM 20-F | 2024	15

A decrease in our credit risk rating or in Brazil’s sovereign credit ratings could adversely affect the availability of new financing and/or increase our cost of capital.

The credit risk rating agencies Standard & Poor’s, Moody’s and Fitch Ratings attribute a rating to the Company and its debt securities on a Brazilian basis, and also a rating for the Company on a global basis. Ratings reflect, among other factors related to the Company and its business, the outlook for the Brazilian energy sector and its hydrological conditions, the political and economic environment, country risk, and the rating and outlook for the Company’s controlling shareholder, the State of Minas Gerais. In the event of a downgrade due to any external factors, our operational performance or high levels of debt, our cost of capital could increase and our ability to comply with existing financial covenants in the instruments that regulate our debt could be adversely affected. Further, our operating or financial results and the availability of future financing could also be adversely affected. In addition, any future decreases in Brazilian sovereign ratings could adversely affect the perception of risk in relation to securities of Brazilian issuers, and, as a result, increase the cost of any future issuance of debt securities. Any reductions in our ratings or Brazil’s sovereign ratings could adversely affect our operating and financial results, and our access to future financing.

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

In order to finance the capital expenditures needed to meet our long-term growth objectives, we have incurred a substantial amount of debt. As of December 31, 2024, our total loans and debentures (including interest) were R$12,280 million; an increase of 24.90% compared to the R$9,831 million reported as of December 31, 2023. To meet our growth objectives, maintain our ability to fund our operations and comply with scheduled debt maturities, we will need to raise debt capital from a range of funding sources.

To service its debt after meeting the capital expenditure targets, the Company has relied upon a combination of cash flows provided by its operations, sale of assets, drawdowns under its available credit facilities, its cash and short-term financial investments balance and the incurrence of additional indebtedness.

ANNUAL REPORT AND FORM 20-F | 2024	16

Any lowering of the Company´s credit ratings may have adverse consequences on the Company’s ability to obtain financing or may affect its cost of financing, also making it more difficult or costly to refinance maturing obligations. If, for any reason, the Company faces difficulties in accessing debt financing, this could hamper its ability to make capital expenditures in the amounts needed to maintain its current level of investments or its long-term targets and could impair its ability to timely meet its principal and interest payment obligations with its creditors. A reduction in the Company’s capital expenditure program or the sale of assets could significantly and adversely affect its results of operations.

We cannot guarantee the speed of our capacity for innovation and our responses to the changes that the energy sector is going through with the advancement of technology

The electrical energy sector is undergoing significant transformations due to constant technological advancement. Innovations such as renewable energy sources, advanced energy storage and smart transmission technologies are changing the industry landscape. The main risks of not innovating or not innovating at the appropriate speed are:

•         Competitiveness and Market Share: The inability to keep up with innovations can result in the loss of competitiveness and market share for more agile and technologically advanced companies.

•         Impact on Operational Efficiency: Lack of innovation can affect operational efficiency, resulting in higher costs and reduced profit margin.

•         Brand Reputation: A brand image associated with a lack of innovation can affect the trust of stakeholders, including customers, investors and regulators.

If we have difficulties in adapting to changes in the sector by incorporating innovations in a timely manner, our business, financial condition and results of operations could be adversely affected.

Our strategy for maximizing value for CEMIG’s shareholders depends on external factors that could impede its successful implementation.

CEMIG’s strategy to maximize shareholder value in the Company is based on three pillars:

•         Divestments: non-strategic or assets with low synergy or return, and opportunistic offerings;

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

ANNUAL REPORT AND FORM 20-F | 2024	17

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

We own equity in and do business through various subsidiaries and investees, including companies with assets in the energy generation and transmission sectors, energy and natural gas distribution sectors and other related business. The future development of our subsidiaries, jointly controlled entities and affiliates, such as Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’) and Norte Energia S.A. (‘NESA’) could have a significant impact on our business and operating results. The Company’s ability to meet its financial obligations is correlated, in part, to the cash flow and the profits of its subsidiaries and investees, and the distribution to the Company by such companies of profits in the form of dividends or other advances or payments. If these companies’ abilities to generate profits and cash flows are reduced, this may cause a reduction of dividends and interest on capital paid to the Company, which could have a material adverse effect on our results of operations and financial position.

ANNUAL REPORT AND FORM 20-F | 2024	18

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

We are constantly engaged in the construction and expansion of our plants, transmission lines, distribution networks and lines and substations, and regularly consider other potential expansion projects. The Company’s ability to complete projects within deadlines and on budget, without adverse economic effects, is subject to various risks. For instance, we may encounter the following:

•         Complications in the planning and execution stages of expansion of the electrical system projects and other new investments may occur, such as strikes, lagging suppliers of materials and services, delays in tender processes, embargos on work, unexpected geological and climate conditions, political and environmental uncertainties, financial instability of our partners, contractors and subcontractors, shortage of qualified labor in the market;

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

ANNUAL REPORT AND FORM 20-F | 2024	19

The level of default by our counterparties (customers or suppliers) could adversely affect our business, operating results and/or financial condition, as well as those of our subsidiaries.

On December 31, 2024, the past-due receivables from our customers were R$1,812 million compared to R$1,810 million in 2023. In 2024, we recorded a provision for expected credit losses in the amount of R$850 million, compared to R$867 million in 2023. There is a possibility that we may be unable to collect all of the receivable amount from our customers, which are in arrears due to events beyond the control of the Company, such as limiting the performance of the suspension of energy supply by the regulatory body of the sector. If we are unable to collect all or a portion of our past-due receivables or incur losses in excess of our allowance for doubtful accounts, our results of operations and financial condition may be materially adversely affected.

There is also a possibility that we may increase our exposure in the trading business if some of the companies that sell energy to us do not perform their obligations to deliver energy under the purchase and sale agreements due to their credit condition. In the same sense, there is a risk that, in a scenario where customers are unable to fulfill their contractual obligations, energy will be redirected to other customers under less favorable conditions than those initially contracted.

Cemig Distribuição S.A.’s (or ‘CEMIG D’) economic and financial sustainability is directly related to the effectiveness of the actions to control energy losses, and the regulatory limits established for it. If CEMIG D fails in successfully controlling energy loss, its business, operations, profit and financial condition could be substantially and adversely affected.

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

CEMIG D’s Total Losses Index as of December 31, 2024, using a 12-month window, was 10.36%. This percentage is in relation to the total energy injected into the distribution system (the total volume of losses was 6.305GWh). Of that percentage, 8.01% comprised technical losses, and 2.35% comprised non-technical losses. This result was 0.35 percentage points lower than the result for December 2023 (10.71%), and below the regulatory target set by ANEEL for 2024 (10.51%).

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

ANNUAL REPORT AND FORM 20-F | 2024	20

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

Our operations, particularly those involving transmission and distribution lines, carry risks that can lead to accidents such as electrocutions, explosions, and fires. These accidents may arise from natural events, human errors, technical failures, and other factors. Given that a significant portion of our activities takes place in urban areas, the presence of the population is a constant consideration. Any incident at our facilities or in areas occupied by people, whether regularly or irregularly, can result in severe consequences, including loss of life, environmental and material damage, production losses, and liability in civil, criminal, and environmental lawsuits. Additionally, such events can cause reputational harm, financial losses, penalties for the Company and its officers and directors, and challenges in obtaining or maintaining concession contracts and operating licenses.

Requirements and restrictions imposed by environmental agencies might require the Company to incur additional costs.

Our operations relating to generation and transmission of energy are subject to various Federal, state and municipal laws and regulations, and to numerous requirements relating to the protection of health and the environment. Delays by the environmental authorities, or the refusal of license requests by them, or any inability on our part to meet the requirements set by these bodies during the environmental licensing process, may result in additional costs, or even, depending on the circumstances, prohibit or restrict the construction or maintenance of these projects.

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

ANNUAL REPORT AND FORM 20-F | 2024	21

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

The main activities related to energy distribution are exempt from environmental licenses. When there is an expansion of the network, lines or construction of new substations, in most cases, it is necessary to obtain environmental intervention authorizations, mainly related to vegetation suppression issues.

Environmental accidents or emergencies can result in serious damage to the environment, public health and even the Company's reputation, if adequate control measures are not taken. In these cases, a quick and effective response is extremely important to minimize possible impacts, in order to prevent them from worsening and taking on greater proportions, such as contamination of soil and water courses.

Furthermore, among the legal provisions that can lead to investments and operational expenses we can also mention compliance with the Stockholm Convention (EC) to which Brazil is a signatory and which deals with Persistent Organic Pollutants (POPs), including Polychlorinated Biphenyls (PCBs). Since the 1970s, CEMIG has been implementing PCB non-acquisition policies and in November 2024 delivered its inventory of equipment related to energy distribution to comply with Law No. 14,250/2021 and MMA MME Interministerial Ordinance No. 107/2022.

In managing solid waste across all CEMIG units, our principle is a hierarchy that goes from non-generation to final destination and then final disposal, in that order of priority. The main waste generated by CEMIG refers to materials and equipment classified internally as unusable, but which can be recycled and reintroduced into the production chain, contributing to the circular economy. All waste generated is given an environmentally appropriate destination or disposal, which avoid risks of penalties associated of the waste management, in accordance with current legislation.

ANNUAL REPORT AND FORM 20-F | 2024	22

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

In November 2024, a media report disclosed a vulnerability in CEMIG’s online invoice portal, which allowed an authenticated user to view invoices not associated with their own account. The issue was identified through responsible disclosure and promptly corrected. An internal investigation confirmed that only five invoices from other customers were accessed, and no data was modified, deleted, or exposed beyond those documents. The incident had no material impact on CEMIG’s operations, systems, or financial condition.

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

ANNUAL REPORT AND FORM 20-F | 2024	23

The Brazil General Data Protection Law (Lei Geral de Proteção de Dados Pessoais, or ‘LGPD’) was signed into law in August 2018 and came into effect in August 2020, with the exception of the administrative sanctions, which came into effect in August 2021. LGPD establishes rules and obligations regarding the collection, processing, storage and use of personal data and impacts all economic sectors including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment.

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

The tariffs of the distribution companies in Brazil carry numerous benefits aimed at specific sectors, subsidies that have been increasing the charges passed on to final consumers. In the case of subsidies to renewable generation (through what we call ‘TUSD/TUST Discounts’), the approval of Law 14,300/2022 defined a deadline for granting those benefits, thereby limiting such benefits. Furthermore, the state of Minas Gerais (CEMIG D’s concession area) has two other factors that stimulate the implementation of projects characterized as distributed generation (‘MMGD’): (i) tax exemption on the purchase of solar generation equipment and on the energy consumed from the grid but that was netted against the injected energy (ii) large area with great insolation that benefits photovoltaic electricity generation. These points have led to an exponential growth in the implementation of photovoltaic plants in CEMIG D's concession area.

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

ANNUAL REPORT AND FORM 20-F | 2024	24

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

The ‘Flag Account’ (Conta Centralizadora de Recursos de Bandeiras Tarifárias – CCRBT or ‘Conta Bandeira’) was created to stabilize this issue. This account manages the additional funds that are collected from captive customers of distribution concession. This additional payment is defined monthly based on the assessment made by the ISO based on the supply condition of the system. Based on this analysis, ANEEL defines in which flag baseline (green, yellow, red 1 and red 2) the tariffs will be adjusted. Raises in the tariffs are indicated from the yellow flag baseline, indicating that the costs to purchase energy have risen. The methodology of the Tariff Flag system is reviewed every year; however, under the present methodology, when very adverse conditions occur the system may not respond sufficiently, resulting in negative effects on distributors’ cash position. This factor could have an adverse effect on our business, operating results and financial condition.

At the end of 2023, we believe that the hydrological conditions were very good, generating positive impacts on energy costs. For 2024, there was no need to apply a new surcharge in most months, with a green flag in place. However, a yellow flag was applied in July, a red flag (level 1) in September, a red flag (level 2) in October, and a yellow flag in November. As a result, the Flag Account reached a surplus at the end of 2024 of R$4.7 billion.

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

ANNUAL REPORT AND FORM 20-F | 2024	25

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

The MRE aims to mitigate the impact of the variability of generation of the hydroelectric plants. This mechanism shares the generation of all the hydroelectric plants in the system in such a way as to supplement the shortage of generation of one plant with excess generation by another. However, this mechanism is not able to eliminate the risk of the generation players, because when there is an extremely unfavorable hydrological condition, to the extent that all the plants in aggregate are unable to reach the sum of their Physical Guarantee levels of energy output, this mechanism makes an adjustment to the Physical Guarantee of each plant through the Physical Guarantee Adjustment Factor (Fator de Ajuste da Garantia Física, or ‘GSF’), resulting in the generating companies being exposed to the short-term (‘spot’) market. The Company transferred to captive customers the hydrological risk related to Queimado and Irapé power plants (Regulated Market Contracts), in exchange for payment of a ‘risk premium’, while also receiving indemnity for the losses suffered in 2015. In the free market, we do not have the same process, since even with the payment of the premium, generation companies would have had to continue assuming the hydrological risk at moments of critical hydrology. Thus, no plant that sells energy in the free market signed up for any renegotiation of hydrological risk. Those operators that did not subscribe to the renegotiation continued to have injunctions preventing charging of the hydrological risk in full. These injunctions are causing a deficit of R$1.11 billion in the short-term market as of December 2024.

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

ANNUAL REPORT AND FORM 20-F | 2024	26

We are exposed to different price zones in the trading business

Considering the end of some important generation concessions due to changes in the regulatory framework according to Act 12.783/2013, we gradually increased the purchase of energy from other companies in order to meet the energy requirements of our clients in the free market. From 2018 on, we decided to put in place auctions to purchase directly from renewable plants, and through this process we ended up buying contracts with durations of 10 to 20 years, most of them for delivery in the Northeast price zone. This was done at very competitive prices. Considering that the highest demand for power in Brazil is concentrated in the South and Southeast price zones, the trading business have been selling a large part of this power in a different zone, creating an exposure to price differences. Historically, those differences have been small or null and have not impacted our results.

Last year the Permanent Committee for Analysis of Methodologies and Computacional Programs for the Electricity Sector (‘CPAMP’) introduced two major changes to the energy pricing model that will impact pricing from 2025 onwards. Those changes were the implementation of a hybrid version of Newave and new risk aversion parameters. Those changes added more volatility to the model and caused prices to go up and increased the differences in pricing in different zones to levels never seen before, which could have a material adverse effect on our business, results of operations and financial condition.

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

We conduct trading activities through power purchase and sale agreements, mainly in the Free Market, through our generation and trading companies. Contracts in the Free Market may be entered into with other generating entities, energy traders, or mainly, with ‘free customers.’ Free customers are all consumers connected to high voltage lines (Ordinance 50, published by the Ministry of Mines and Energy in September 2022). Some contracts have flexibility in the amount sold, allowing the customer to consume a higher or lower amount (10% on average) from our generating companies than the original amount contracted, which might cause an adverse impact on our business, operating results and/or financial condition. Other contracts do not allow for this kind of flexibility in the purchase of energy, but increased competition in the Free Market could influence the occurrence of this type of arrangement in purchase contracts. As envisaged by the Ordinance 50/2022, by 2024 there will be no demand restriction for free customers connected to high voltage lines and in light of that there will be no more separation of free and special consumers. The Company has conducted sales transactions for this category of energy from specific energy resources in particular companies of the CEMIG Group and, since 2009, the volume of these sales has gradually increased.

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

ANNUAL REPORT AND FORM 20-F | 2024	27

The MRE aims to reduce the exposure of generators of hydroelectric power, such as our generation companies, to the uncertainties of hydrology. It functions as a pool of hydroelectric Generation Companies, in which the generation of all the plants participating in the MRE is shared in such a way as to meet the demand of the pool. When the totality of the plants generates less than the amount demanded, the mechanism reduces the assured offtake levels of the plants, causing a negative exposure to the short-term (‘spot’) market and, therefore, the need to purchase power supply at the spot price. Correspondingly, when the total generation of the plants is higher than the volume demanded, the mechanism increases the guaranteed offtake level of the plants, leading to a positive exposure, permitting the liquidation of power at the Differences Settlement Price (Preço de Liquidação de Diferenças, or ‘PLD’). In years of poor rainfall, the reduction factor, which applies to the assured energy levels, can reduce the levels of the hydroelectric plants by 20% or more. Low liquidity or volatility in future prices, due to market conditions and/or perceptions, could negatively affect our results of operations. Further, if we are unable to sell all the power that we have available (our own generation capacity plus contracts under which we have bought supply of power) in the regulated public auctions or in the Free Market, the unsold capacity will be sold in the CCEE at the PLD, which tends to be very volatile. If this occurs in periods of low spot prices, our revenues and results of operations could be adversely affected. The PLD’s value is calculated through the results of the optimization models of the operation of the national grid used by the ONS and by the CCEE. The PLD is currently published daily by the CCEE for the next 24 hours. The models depend on entry data revised by the ONS at each period of four months, monthly, and weekly. In this system, there is the possibility that errors occur during the input of data into the model, which can lead to an unexpected change in the PLD. Alteration of these models, and errors in data input, constitute risks for the trading business, because they cause uncertainty in the market, reducing liquidity, and financial losses due to the unexpected change of price. To mitigate the risk of change of the models during the current year, the National Energy Policy Council (‘CNPE’) published a note in 2016 which established that changes in the mathematical models used in the sector will need to be approved by the CPAMP (‘Comissão Permanente para Análise de Metodologias’, or Standing Committee for Methodologies Analysis and Energy Industry Computer Programs) by July 31 of each year in order to be in force in the subsequent year.

We are subject to anti-corruption, anti-bribery, anti-money laundering, and antitrust laws and regulations in Brazil.

We are subject to anti-corruption, anti-bribery, anti-money laundering, antitrust and other international laws and regulations and are required to comply with the applicable laws and regulations of Brazil. There can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate practices, fraud, or violations of law by our affiliates, employees, directors, officers, partners, agents, and service providers or that any such persons will not take actions in violation of our policies and procedures. Any violations by us of anti-bribery and anti-corruption laws or sanctions regulations could have a material adverse effect on our business, reputation, results of operations and financial condition.

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

ANNUAL REPORT AND FORM 20-F | 2024	28

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

Our internal controls systems to identify, monitor and mitigate risks may not be effective in all circumstances, especially in relation to companies that are not under our control. In the case of companies, we have acquired, our internal controls systems might be incapable of identifying fraud, corruption or bribery that took place prior to the acquisition. Any failing in our capacity to prevent or detect non-compliance with the applicable rules of governance or of regulatory obligation could cause harm to our reputation, limit our capacity to obtain financing, or otherwise cause material adverse effects on our business, results of operations, financial condition and reputation.

The multiple uses of water and the various interests related to this natural resource might give rise to conflicts of interest between CEMIG and the society, which might cause losses to our business, results of operations or financial condition.

At present, considering projects and companies that are jointly controlled, CEMIG has 36 hydroelectric power plants, with 4,449 MW and representing 95.09% of our installed capacity. Water is the main raw material for CEMIG’s production of energy and is a resource that is sensitive to climate change and vulnerable to the consequences of exploration of other natural resources, significantly impacted by human actions and subject to a regulatory environment. CEMIG’s operation of reservoirs for generation of hydroelectric power essentially requires consideration of the multiple uses of water by other users in a river basin; and this in turn, leads to the need to take into account a range of constraints — environmental, safety, irrigation, human consumption, waterways and bridges, among others. In periods of severe drought, like those of 2013 until 2021 and again in 2024, monitoring and forecasting the levels of reservoirs and the constant dialogue with the public authorities, civil society and users were essential for ensuring the generation of energy, and the other uses of this resource. Finally, CEMIG uses a Risk Management System to analyze scenarios and determine the degree of financial exposure to risks, considering the probability of occurrence and its effect. In the scenarios relating to potential conflicts with other users, CEMIG evaluates both the effects arising from prolonged droughts, which can lead to an increase of competition between the energy sector and other users, and the effects of flood events occurring due to excessive rain. While CEMIG engages with other essential users and takes steps to analyze community input and studies on issues relating to the impact of water use, competing interests relating to water use could, subject to certain minimum limits previously established by law, affect its availability to us for use in the operations of certain of our projects, which could adversely affect our business results of operations and financial condition.

ANNUAL REPORT AND FORM 20-F | 2024	29

We are controlled by the government of the State of Minas Gerais, which might have interests that are different from the interests of our other investors, or even of the Company.

As our controlling shareholder, the government of the State of Minas Gerais exercises significant influence on the strategic orientation of our business. Currently it holds 51% of the common shares of CEMIG and as majority shareholder has full powers to decide on business relating to the Company’s objects as stated in the by-laws, and to adopt whatever decisions it deems to be necessary for the defense of its interests and development. The government of the State of Minas Gerais can elect the majority of our senior management and has the authority to approve, among other subjects, matters that require a qualified quorum of shareholders. The latter include transactions with related parties, shareholding reorganizations and the date and payment of dividends. The government of the State of Minas Gerais, as our controlling shareholder, has the capacity to direct us to engage in activities and to make investments that promote the controlling shareholder’s economic or social objectives, and these might not be strictly aligned with the Company’s strategy or the strategies of our other shareholders, adversely affecting the direction of our business.

The government of the State of Minas Gerais may sell its shareholding in CEMIG with a view to reducing its public debt, with the scenario of sale to private shareholders (privatization) or to the Federal Government (federalization).

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

ANNUAL REPORT AND FORM 20-F | 2024	30

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

We are subject to the risk that internal controls over financial reporting may become inadequate due to changes in the control environment, or that there may be deterioration in the degree of compliance with our policies and procedures.

The internal control over financial reporting is projected to provide a reasonable guarantee in relation to the reliability of the financial reports, and the preparation of our consolidated financial statements for the external public, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (‘IFRS Accounting Standards’).

The limitations inherent to the internal controls on financial reporting may cause those controls not to be successful in preventing or detecting errors and may adversely affect our capacity to report financial results in future periods with precision and in good time. Further, future assessments of the effectiveness of the internal controls are subject to the risk that those controls may become inadequate due to changes in the control conditions and/or environment, or that there may be deterioration in the degree of appropriateness to the policies and procedures. Identification of a material weakness in our internal controls over financial reporting, or any one of the events referred to above, might affect our business and operations and cause negative market reactions in relation to us, possibly affecting our financial condition, or result in a decline in the value of our shares.

Potential shortages of skilled personnel in operational areas could adversely affect our business and results of operations.

It is possible that we will experience shortages of qualified key personnel. In recent years, we have been carrying out voluntary severance incentive programs open to all our employees. Such programs may reduce our employees’ headcount by more than our ability to hire new ones to fill key positions. Our success depends on our ability to continue to successfully train our personnel so they can assume key positions in the organization. We cannot assure you that we will be able to properly train, qualify or retain key staff, or do so without costs or delays. Nor can we assure you that we will be able to hire new qualified personnel, in particular, in operational areas, should the need arise. Any such failure could adversely affect our results of operations and our business.

ANNUAL REPORT AND FORM 20-F | 2024	31

Our ability to distribute dividends is subject to limitations.

Whether or not an investor receives dividends depends on whether our financial condition permits us to distribute dividends under Brazilian law, restrictive covenant clauses in contracts related to our loans and financings and whether our shareholders, on the recommendation of our Board of Directors, acting in its discretion, determine suspension, due to our financial circumstances, of the distribution of dividends that exceed the amount of mandatory distribution required under our by-laws in reference to the preferred shares. As we are a holding company with most of our revenue coming from our operating subsidiaries, we can distribute dividends to shareholders if the Company receives dividends or other cash distributions from our subsidiaries.

The dividends that our operating subsidiaries can distribute depend on their generating sufficient profits in any given fiscal year and on restrictive covenant clauses in contracts for loans and financings of these subsidiaries as well as on any restriction imposed by the grantor, all of which place limits upon our subsidiaries’ payments of dividends to the Company. Similarly, we have a limitation on the payment of dividends which cannot exceed the mandatory minimum of 50% of the net income for the business year, as contained in our by-laws, due to restrictive covenant clauses in the contracts for loans and financings of the subsidiaries in which we are guarantors. Dividends are calculated and paid in accordance with applicable Brazilian corporate law and the provisions of the by-laws of each of our regulated subsidiaries.

ANEEL has discretion to establish the rates that distributors charge their customers. These rates are determined by ANEEL in such a way as to preserve the economic and financial balance of concession contracts entered into with the Federal Government.

Concession agreements and Brazilian law have established a mechanism that permits three types of rate adjustment: (a) the Annual Adjustment; (b) the Periodic Review; and (c) the Extraordinary Review. The purpose of the Annual Adjustment (‘Reajuste Anual’) is to compensate for changes in costs that are beyond a company’s control, such as the cost of energy for supply to customers, the sector charges that are set by the Federal Government, and charges for use of the transmission and distribution facilities of other companies.

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

ANNUAL REPORT AND FORM 20-F | 2024	32

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

ANNUAL REPORT AND FORM 20-F | 2024	33

We may incur losses and reputational damage in connection with pending litigation.

We are party to several legal and administrative proceedings relating to civil, administrative, environmental, tax, regulatory, labor and other claims. These claims involve a wide range of issues and seek indemnities and restitution in money and by specific performance. Several individual disputes account for a significant part of the total amount of claims against the Company. See “Item 8. Financial Information – Legal and Administrative Proceedings”. Our consolidated financial statements include provisions for risks in a total amount of R$1.85 billion, as of December 31, 2024, for actions in which the probability of loss have been assessed as ‘probable’. One or more unfavorable decisions against us in any legal or administrative proceeding may have a material adverse effect on us. In addition to making provisions and the costs associated with legal fees, we may be required by the court to provide collateral for the proceedings, which may adversely affect our financial condition. In the event that our provisions for legal actions are insufficient, payments for actions in excess of the amounts provisioned could adversely affect our results of operations and financial condition.

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

Although we consider environmental protection for the planning and execution of our projects when we develop our business strategy, changes in environmental regulations, or changes in the implementation policy of currently existing environmental regulations, could have a material adverse effect on our results of operations and our financial condition. Furthermore, the implementation of investments in the distribution and transmission segment has been experiencing delays due to the difficulty in obtaining the necessary authorizations and environmental approvals.

This scenario could have a material adverse impact on our results of operations and our financial condition by delaying the implementation of energy distribution and transmission projects and increasing expansion costs.

We operate without insurance policies against catastrophes and third-party liability.

Except for use of aircraft, fire and certain operational risks, we do not have third-party liability that covers accidents, and we do not seek proposals for this type of insurance. CEMIG has not sought a proposal for, and has not contracted, insurance coverage against disasters, such as earthquakes or floods, that might affect our facilities. Any events of this type could generate unexpected additional costs, resulting in adverse effects on our business, results of operations and financial condition.

ANNUAL REPORT AND FORM 20-F | 2024	34

The insurance contracted by us might be insufficient to reimburse costs of damage.

Our business is normally subject to a range of risks, including industrial accidents, labor disputes, unexpected geological conditions, changes in the regulatory environment, environmental and climatic risks, and other natural phenomena. In addition, we and our subsidiaries might be found responsible for losses and damage caused to third parties as a result of failures to provide generation, transmission and/or distribution service. We only maintain insurance for fire, risks involving our aircraft, and operational risks, as well as those types of insurance coverage that are required by law, such as transport insurance of goods belonging to legal entities. We cannot guarantee that the insurance contracted by us will be sufficient to cover in full or at all any liabilities that may arise during our business nor that these insurance policies will continue to be available in the future. The occurrence of claims more than the amount insured, or which are not covered by our insurance policies, might generate significant and unexpected additional costs, which could have an adverse effect on our business, results of operations and/or financial condition. Further, we cannot guarantee that we will be able to maintain our insurance coverage at favorable or acceptable commercial prices in the future.

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

The effects of climate change, the increase in the frequency and intensity of extreme climate events and regulatory changes can directly affect our distribution, generation and transmission activities, which can lead to financial impacts, loss of competitiveness, risk of disinvestment and reputational damage. More than 85% of CEMIG’s generation site is composed of hydroelectric power plants, changes in rainfall totals and rainfall dispersion impact certain business activities. Extreme events can also impact distribution and transmission activities, mainly related to asset availability.

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

ANNUAL REPORT AND FORM 20-F | 2024	35

Furthermore, CEMIG may be required to adjust to possible regulatory changes defined by the government to achieve the goals established in the National Determined Contribution (Brazilian NDC) to reduce greenhouse gases. Brazil has committed to reducing emissions by 53% by 2030. In the medium term, it is expected that the carbon market will be implemented in Brazil, which could impact the Company if it is unable to comply with the reduction in GHG emissions to be stipulated by the regulatory agent, resulting in an increase in operational costs due to the need to acquire permissions to emit. This probability is quite low, as we are a Company with 100% renewable generation, therefore, little emitting greenhouse gases.

CEMIG's business may be impacted by new technologies in the medium and long term, if the Company does not build strategic partnerships or is unable to implement technological changes in its services. If we do not adapt or experience delays in adapting to this new global scenario, our operations and financial results could be negatively affected.

Failure to comply with ESG guidelines could adversely affect our business, results of operations and reputation.

CEMIG has policies, guidelines, procedures and strategy aligned with ESG commitments. With a 100% renewable matrix and investments in the diversification of renewable sources in the short and medium term, it demonstrates its alignment with the energy transition driven by a low-carbon economy. Its operations are guided by its ESG commitments, in line with the sustainable development objectives (SDGs), aiming to contribute to generating value in society with electricity generation, transmission and supply services.

The focus of the Company's governance has been the balance between the economic, financial, environmental and social aspects of CEMIG, with the aim of continuous contribution to sustainable development, and aiming to improve its relationship with shareholders, customers, employees, society and others interested parts. With this action, the Company allows its decision-making process to be aligned with the ESG strategy, ensuring the supervision and monitoring of initiatives and allocation of the necessary resources to improve practices aimed at improving the Company's ESG performance.

We consider that the most critical topics are related to socio-environmental issues, including supply chain management, as due to a high number of contracts, there is a possibility of failure in the monitoring process that ensures compliance with labor and environmental legislation, respect for human rights and other legal requirements on the part of these suppliers, negatively exposing the Company.

In the environmental sphere, although the Company has guidelines and procedures aimed at fulfilling its legal obligations, there is a risk of non-compliance with environmental legislation or inefficiency in actions to mitigate environmental impacts, which may result in loss of biodiversity, environmental pollution, death of fish, among other impacts that may affect the communities surrounding the project.

Despite our level of maturity in ESG and having a strategic plan aligned with sustainability principles, failures in ESG practices and risk mitigation actions may occur, causing financial and reputational impact, in addition to loss of social license to operate our business.

We may not be successful in timely communication actions with our stakeholders, which could have an adverse effect on our business and results of operations, as well as harm our reputation.

The performance of the communication process in a timely manner influences the information conveyed in the spontaneous media and on social networks, reducing uncertainties and considering aspects of evaluating the Company's image and reputation.

However, there are relevant facts that go beyond the control of communication management, which can trigger a crisis.

ANNUAL REPORT AND FORM 20-F | 2024	36

Accidents involving distribution networks and transmission lines, floods involving dams, interruption/stoppage of the Company's service channels, are examples of external occurrences that always require scenario/strategy analysis.

There are also internal occurrences that may require timely external communication, that is, matters that involve the Company's operating policy, as well as its processes and workforce, with potential negative repercussions on society and which could generate a crisis.

Failure by the Company to act in a timely and accurate manner in the event of a crisis may have an adverse effect on our business and results of operations, as well as harm our reputation.

Economic fluctuations related to internal or external political, social and natural events, such as hindrances of the international market (import/ export), terrorism acts, armed conflicts, pandemics, among others may directly or indirectly impact our business.

Any sort of disturbance, political, social or originated by natural events may directly or indirectly affect our business, either through the reduction in our customers' demand for electricity, or through the impediment or difficulty of our suppliers to perform exiting contracts and obligations. The economic impact can be broad, interfering in all spheres of demand and supply in our business.

Global markets continue to operate in a period of economic uncertainty, volatility and disruption as military conflicts continue. Even though there have been efforts to reach peace agreements, mediated by strategic countries, conflicts such as Russia and Ukraine, Israel and Hamas in the Gaza Strip continue to unfold.

As of the date of this annual report, while we are not directly involved in these regions and, therefore, our exposure to these conflicts is limited, considering the uncertainties surrounding the impact of the conflicts on global economy, we are unable to estimate the extent of any potential effects of these conflicts or any escalation of these conflicts on our business, results of operation or financial condition.

Risks Relating to Brazil

Political and economic instability in Brazil could have effects on the economy and affect us.

Historically, the Brazilian political environment has influenced, and continues to influence, the performance of the country’s economy. Political crises has affected and continue to affect investor confidence and that of the general public, which resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies. The President of Brazil has power to determine the governmental policies and actions related to the Brazilian economy and, consequently, to affect the operations and financial performance of companies, including ours. The policies eventually implemented by both the Federal Government and State governments could have a material impact on our business. Furthermore, Brazilian markets have experienced a high level of volatility due to the uncertainties arising from ongoing anticorruption and other investigations being carried out by the Brazilian Federal Prosecutors, and their impact on the economy and on the Brazilian political environment. Such events could cause the trading value of our shares, preferred and common, of our preferred and common ADSs, and our other securities to be reduced, and could negatively affect our access to the international financial markets. Furthermore, any political instability resulting from such events, including upcoming political elections at the federal and state levels, if it affects the Brazilian economy, could cause us to re-evaluate our strategy.

ANNUAL REPORT AND FORM 20-F | 2024	37

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

ANNUAL REPORT AND FORM 20-F | 2024	38

On December 31, 2024, the exchange rate between the Real and the US dollar was R$6.1840 for US$1.00. There is no guarantee that the Real will not depreciate, or appreciate, in relation to the US dollar, in the future. The instability of the Brazilian Real/U.S. Dollar exchange rate could have a material adverse effect on us. Depreciation of the Real against the United States dollar and other principal foreign countries could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy, and consequently, our growth. Depreciation of the Real could cause an increase in financial and operating costs, since we have payment obligations under financing contracts and import contracts indexed to exchange rate variations. In addition, depreciation of the Real could cause inflationary pressure that might result in abrupt increases in the inflation rate, which would increase our operating costs and expenses, which might adversely affect our business, results of operations, or outlook.

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

Brazil has historically experienced extremely high rates of inflation. Inflation, and some of the Federal Government’s measures taken in an attempt to curb inflation, have had significant negative effects on the Brazilian economy. Since the introduction of the Real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. Brazilian annual inflation as measured by the IPCA index in the years 2022 ,2023 and 2024 was, respectively, 5.79%,4.62% and 4.83%.

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

ANNUAL REPORT AND FORM 20-F | 2024	39

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

In 2024, the São Paulo Stock Exchange (Brasil, Bolsa, Balcão S.A, or ‘B3’), the only stock exchange in Brazil on which our shares are traded, had an annual market capitalization of R$4.1 trillion, and average daily trading volume of R$24.1 billion.

ANNUAL REPORT AND FORM 20-F | 2024	40

Holders of the preferred and common ADSs, and holders of our shares, may have different shareholders’ rights than holders of shares in U.S. companies.

Our corporate governance, disclosure requirements and accounting practices are governed by our by-laws, by the Level 1 Differentiated Corporate Governance Practices Regulations (‘Regulamento de Práticas Diferenciadas de Governança Corporativa Nível 1’) of the B3 (the only Brazilian stock exchange) by the Brazilian Corporate Law (Federal Law 6,404/76) and by the rules issued by the CVM. These regulations may differ from the legal principles that would apply if our Company were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in other jurisdictions outside Brazil. In addition, the rights of an ADS holder, which are derived from the rights of holders of our common or preferred shares to have his interests protected in relation to decisions by our board of directors or our controlling shareholder, may be different under the Brazilian Corporate Law from the rules of other jurisdictions. Rules against insider trading and self-dealing and other rules for the preservation of shareholder interests may also be different in Brazil if compared to the United States rules, potentially establishing a disadvantage for holders of the preferred shares, common shares, or preferred or common ADSs.

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

All our directors and officers reside in Brazil. Our assets, as well as the assets of these individuals, are located mostly in Brazil. As a result, it may not be possible for foreign shareholders to effect service of process on them within the United States or other jurisdictions outside Brazil, or to attach their assets, or to enforce against them, or against the Company in United States courts, or in the courts of other jurisdictions outside Brazil, judgments that are predicated upon the civil liability provisions of the securities laws of the United States or the respective laws of such other jurisdictions. In order to have a judgment rendered outside of Brazil enforced in Brazil, the party seeking enforcement would need to be recognized in the courts of Brazil (to the extent that Brazilian courts may have jurisdiction) and such courts would enforce such judgment without any retrial or reexamination of the merits of the original action only if such judgment had been previously ratified by the Superior Court of Justice (Superior Tribunal de Justiça, or ‘STJ’), in accordance with Articles 216-A to 216- X of the Internal Regulations of the STJ (RISTJ), introduced by Regulatory Amendments No. 18/2014 and No. 24/2016. Notwithstanding the foregoing, no assurance can be given that ratification will be obtained.

ANNUAL REPORT AND FORM 20-F | 2024	41

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

ANNUAL REPORT AND FORM 20-F | 2024	42

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

ANNUAL REPORT AND FORM 20-F | 2024	43

Item 4. Information on the Company

A.                 History and Development of the Company

Companhia Energética de Minas Gerais – CEMIG is a state-controlled mixed capital company (‘sociedade por ações de economia mista’). CEMIG has its registered office located at Avenida Barbacena, 1200, Belo Horizonte, Minas Gerais, Brazil. The U.S. Securities and Exchange Commission (the “SEC”) maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC. Our internet address is https://www.cemig.com.br. The information posted on our website or that could be accessed through our website is not part of, or attached to or incorporated by reference into, this Form 20-F.

CEMIG built its first three hydroelectric power plants (‘HPP’) in the 1950s and commenced its energy transmission and distribution operations in 1960. CEMIG was incorporated on May 22, 1952 and is organized and existing under the laws of Brazil and the State of Minas Gerais. In the 1970s, CEMIG took over the distribution of energy in the region of the city of Belo Horizonte, commissioned the São Simão hydroelectric power plant and advanced the transmission of energy with the construction of 6,000 km (3,728 miles) of power lines.

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

In 2000, CEMIG was listed in the Dow Jones Sustainability Index for the first time and continues to be listed since then. We believe this to confirm our dedication to the balance between the economic, environmental and social pillars of corporate sustainability. In 2001, CEMIG’s ADRs, representing its preferred shares, were upgraded to Level 2 on the New York Stock Exchange. In 2004, due to new legal and regulatory requirements, CEMIG transferred its operations to two wholly owned subsidiaries: the energy generation and transmission company CEMIG Geração e Transmissão S.A. (‘CEMIG GT’) and the energy distribution company CEMIG Distribuição S.A. (‘CEMIG D’).

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

ANNUAL REPORT AND FORM 20-F | 2024	44

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

On July 17, 2019, in connection with the public offering of shares by Light, the Company sold 33,333,333 shares that it held in that investee, at the price per share of R$18.75, in total amount of R$625 million.

On January 22, 2021, the Company sold 68,621,264 shares that it held in that investee, at the price per share of R$20.00, in the total amount of R$1,372 million. The transaction is part of the execution of CEMIG’s divestment program. With the completion of this transaction, CEMIG is no longer a stockholder of Light.

On November 11, 2021, CEMIG entered into a Share Purchase Agreement (‘the Agreement’) with AP Energias Renováveis Fundo de Investimento em Participações Multiestratégia, including the following terms (‘the Transaction’): (i) sale of all CEMIG equity interest in Renova Energia S.A. – In Judicial Recovery, (ii) assignment, for consideration, of all credits owed to CEMIG by Renova Comercializadora de Energia S.A. – In Judicial Recovery – for a total consideration of R$60 million, and (iii) a CEMIG earn-out right subject to certain future events.

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

On March 20, 2023, CEMIG concluded the sale of all the equity interest – equivalent to 7.53% of the Share Capital – it held directly and indirectly in Madeira Energia S.A. (‘MESA’), the parent company of Santo Antônio Energia S.A. (‘SAE’), to Furnas Centrais Elétricas S.A. (‘Furnas’), for R$55.4 million.

On October 6, 2023, the Company concluded sale to Furnas of its entire holding, of 69.39%, in the share capital of Baguari Energia, which represents an indirect interest of 34% in the Baguari Consortium, which operates the Baguari Hydroelectric Power Plant, located in Minas Gerais, which has an installed capacity of 140 MW and 81.9 MW of physical guarantee. The transaction totaled R$393.0 million, adjusted for 100% of the CDI from December 31, 2022, to the payment made on October 06, 2023. Dividends of R$11.6 million received on October 03, 2023, were deducted from this amount, resulting in the receipt of the closing amount of R$421.2 million.

ANNUAL REPORT AND FORM 20-F | 2024	45

On November 22, 2023, CEMIG GT, a wholly-owned subsidiary of CEMIG concluded the sale of its direct equity interest of 49.9% in the share capital of Retiro Baixo Energética S.A. (‘Retiro Baixo’) to Furnas Centrais Elétricas S.A. (‘Furnas’). The transaction totaled R$223.4 million, adjusted for 100% of the CDI from December 31, 2022. Dividends of R$5.9 million received on June 28, 2023 were deducted from this amount, resulting in the net receipt of the closing amount of R$217.5 million.

On August 13, 2024, CEMIG GT concluded the disposal of its 45% stake held in Aliança Energia S.A. (‘Aliança’) to Vale S.A. (‘Vale’). The Closing Installment came to R$2.74 billion, equivalent to the Price of R$2.70 billion on the reference date of June 30, 2023, adjusted by the CDI since the reference date, less dividends distributed by Aliança to CEMIG GT in the period, which total R$298.78 million. The disposal was negotiated under the “lump-sum purchase” category, exempting CEMIG GT from a potential indemnification related to Aliança.

The following describe certain activities relating to CEMIG subsidiaries, jointly controlled entities and associates during 2023, 2022 and 2021 (aggregated by business):

RENOVA GROUP

Disposal of Equity Interest

On November 11, 2021, CEMIG entered into a Share Purchase Agreement (‘the Agreement’) with AP Energias Renováveis Fundo de Investimento em Participações Multiestratégia, including the following terms (‘the Transaction’): (i) sale of CEMIG equity interest in Renova Energia S.A. – In Judicial Recovery, (ii) assignment, for consideration, of all credits owed to CEMIG by Renova Comercializadora de Energia S.A. – In Judicial Recovery – for a total consideration of R$60 million, and (iii) a CEMIG earn-out right subject to certain future events.

On May 5, 2022, CEMIG GT concluded the sale of its entire equity interest held in Renova, as well as the assignment, for consideration, of all credits owed to CEMIG GT by Renova for a total consideration of R$60 million, as provided for in the Agreement.

Divestment of Ativas Data Center S.A.

On December 28, 2022, CEMIG completed the sale of its entire equity interest in Ativas Data Center S.A. (‘Ativas’) to Sonda Procwork Informática Ltda. (‘Sonda”). The sale price was R$ 60.02 million, which was paid by Sonda by offsetting of: (i) a loan agreement between CEMIG and Sonda in the amount of R$57.58 million; and (ii) a debtor balance of indemnity owed by CEMIG to Sonda, of R$2.44 million. With the completion of this transaction CEMIG has no shares in Ativas, and Sonda is the owner of 100% of Ativas.

Divestment of Axxiom

On December 22, 2022, CEMIG signed a share purchase agreement for disposal of its 49% equity interest in Axxiom Soluções Tecnológicas S.A. (‘Axxiom’) to Light S.A., owner of the remaining 51%. The agreement is subject to certain conditions precedent, which are expected to be satisfied in the coming months, after which the transaction will be completed. The agreement has a symbolic payment by Light of R$1.00 (one Real), with settlement of the assets and liabilities of Axxiom. The transaction was concluded on April 17, 2023.

This transaction is in line with the Company's strategic planning, which involves the divestment of assets that do not adhere to the CEMIG Group's core activities.

ANNUAL REPORT AND FORM 20-F | 2024	46

Divestment of Madeira Energia S.A.

On March 20, 2023, CEMIG GT concluded the sale of all the equity interest – equivalent to 7.53% of the share capital – it held directly and indirectly in Madeira Energia S.A, the parent company of Santo Antônio Energia S.A., to Furnas Centrais Elétricas S.A., for R$55.4 million. The purpose of Santo Antônio Energia S.A. is to operate and maintain the Santo Antônio HPP, located in the state of Rondônia.

This sale was made within the context of executing CEMIG’s Divestment Program, so that the Company can redirect its management and capital allocation efforts to the state of Minas Gerais.

Divestment of Baguari Energia

On April 14, 2023, CEMIG GT signed a share purchase agreement with Furnas Centrais Elétricas S.A. for disposal of its 34% indirect equity interest in the Consórcio UHE Baguari, which operates Baguari HPP in Minas Gerais, representing 69.39% of the share capital of Baguari Energia. With the conclusion of transaction, CEMIG GT no longer holds any equity in Baguari Energia and thus has no participation in the Consórcio UHE Baguari. The transaction was concluded on October 6, 2023, resulting in proceeds of R$432.8 million.

The sale is in line with the Company’s Strategic Planning, which provides for the divestment of minority interests of CEMIG’s Group.

Divestment of Retiro Baixo Energia Energética S.A.

On April 14, 2023, CEMIG GT signed a share purchase agreement with Furnas Centrais Elétrica S.A. for disposal of its 49.9% equity interest in the Retiro Baixo Energética S.A., which operates Retiro Baixo HPP in Minas Gerais. The transaction was concluded on November 22, 2023, resulting in proceeds of R$223.4 million.

The sale is in line with the Company’s Strategic Planning, which provides for the divestment of minority interests of CEMIG’s Group.

Divestment of Aliança Energia S.A.

On August 13, 2024, CEMIG GT concluded the sale of all the equity interest – equivalent to 45% of the share capital – it held directly in Aliança Energia S.A. to Vale S.A. The value of the Closing Installment amounted to R$ 2.74 billion, equivalent to the Price of R$ 2.70 billion, as of the base date of June 30, 2023, adjusted by the CDI since the base date, discounted by dividends distributed by Aliança to CEMIG GT during the period, which total R$ 298.78 million.

This sale was made within the context of executing CEMIG’s Divestment Program, so that the Company can redirect its management and capital allocation efforts to the state of Minas Gerais.

ANNUAL REPORT AND FORM 20-F | 2024	47

Thema I Project

Process of alienation of 15 SHPs/ HPPs of CEMIG Geração e Transmissão S.A. and Horizontes Energia S.A.

On March 17, 2023, CEMIG GT published the notice for holding a public auction aimed at the sale of 15 SHPs/ HPPs, 12 of which are assets of CEMIG GT and 3 of Horizontes Energia S.A., a wholly owned subsidiary of CEMIG GT.

Company/ Generation Plant	Ledger	Installed capacity (MW)	Physical guarantee (MWm)	Site
CEMIG GT
SHP Bom Jesus do Galho	Registry	0.36	0.13	Minas Gerais
SHP Xicão	Registry	1.81	0.61	Minas Gerais
HPP Sumidouro	Registry	2.12	0.53	Minas Gerais
SHP São Bernardo	Concession	6.82	3.42	Minas Gerais
HPP Santa Marta	Registry	1.00	0.58	Minas Gerais
HPP Santa Luzia	Registry	0.70	N/A Generation: 0.28	Minas Gerais
HPP Salto Morais	Registry	2.39	0.60	Minas Gerais
SHP Rio de Pedras	Concession	9.28	2.15	Minas Gerais
HPP Pissarrão	Registry	0.80	0.55	Minas Gerais
HPP Lages	Registry	0.68	N/A Generation: 0.32	Minas Gerais
HPP Jacutinga	Registry	0.72	0.57	Minas Gerais
HPP Anil	Registry	2.06	1.10	Minas Gerais
Horizontes
HPP Salto do Paraopeba	Authorization	2.46	2.21	Minas Gerais
HPP Salto Passo Velho	Authorization	1.80	1.64	Santa Catarina
SHP Salto Voltão	Authorization	8.20	7.36	Santa Catarina
Total		41.20	22.05

On September 13, 2023, CEMIG GT and its wholly-owned subsidiary Horizontes signed the Asset Purchase and Sale Agreement (‘CCVA’) with Mang Participações e Agropecuária LTDA (‘MANG’), the winner of the auction.

The sale was completed on February 29, 2024, after all the conditions precedent of the CCVA were met. The proceeds from the sale were R$101 million.

The sale was intended to meet the guidelines of the Company's strategic planning, which advocates optimizing the asset portfolio, seeking to improve operational efficiency and capital allocation.

In January 2025, the 2nd Public Court of Treasury and Government Agencies of the District of Belo Horizonte ruled in favor of a class action lawsuit filed against the notice of sale that was part of the public auction for the sale in reference. The decision addresses the claims made in the class action regarding the auction held on August 10, 2023, for the divestment of small assets, which are not included in the Company’s strategic planning. CEMIG has already appealed and will continue to appeal, using its own means and resources in various judicial instances. To date, there have been no impact on the Company's financial statements.

ANNUAL REPORT AND FORM 20-F | 2024	48

Thema III Project

Onerous transfer of 4 SHPs/ HPPs belonging to the subsidiaries CEMIG GT, CEMIG Geração Leste, CEMIG Geração Oeste and CEMIG Geração Sul

On April 1, 2024, a notice was published for an in-person public auction, to be conducted by B3, aiming at the onerous transfer of the right to explore the electricity generation services of 4 SHPs/ HPPs, being 1 SHP of CEMIG GT and 3 HPPs of its wholly-owned subsidiaries, as follows:

Company/ Generation Plant	Ledger	Installed capacity (MW)	Physical guarantee (MWm)	Expiration date	Site
CEMIG GT
SHP Machado Mineiro	Authorization	1.7	1.1	02/2027	Minas Gerais
CEMIG Geração Leste
HPP Sinceridade	Concession	1.4	0.4	03/2047	Minas Gerais
CEMIG Geração Sul
HPP Marmelos	Concession	4	2.7	01/2053	Minas Gerais
CEMIG Geração Oeste
HPP Martins	Concession	7.7	1.8	01/2053	Minas Gerais
Total		14.8	6.0

On September 23, 2024, the Company republished the auction on B3, which has as its object the onerous transfer of the Machado Mineiro, Sinceridade, Martins and Marmelos plants.

On December 5, 2024, the Company held the public auction on B3. The winning bid was submitted by the company Âmbar Hidroenergia LTDA in the amount of R$52 million, which represents a premium of 78.8% in relation to the minimum price of R$29.1 million.

On February 21, 2025, Cemig GT and its subsidiaries, Cemig Geração Leste, Cemig Geração Oeste, and Cemig Geração Sul, signed an asset sale and purchase agreement with Âmbar Hidroenergia Ltda, the winner of the auction.

The closing of the transaction is subject to the fulfillment of customary suspensive conditions, including obtaining consent from the Brazilian Electricity Regulatory Agency (ANEEL) and the Administrative Council for Economic Defense (CADE).

This divestiture is in line with the guidelines of CEMIG's Strategic Planning, which specifics optimization of the portfolio and a better allocation of capital.

TAESA

Taesa wins four lots of transmission projects

On June 30, 2022, Taesa won the bid regarding lot 10, related to the Transmission Auction 01/2022, promoted on this date by ANEEL. It is expected to add R$18.8 million of RAP for the Company, the result of a discount offered of 47.86%. Lot 10 is composed of 93 km of transmission lines, in the state of Santa Catarina at Auction 01/2022 and has an investment forecast of R$243 million, according to ANEEL, which estimates a construction period of 54 months.

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

ANNUAL REPORT AND FORM 20-F | 2024	49

Lot 5 is expected to generate an additional R$152.2 million of RAP for the Company, the result of a discount offered of 34.21%, and its object is the continuation of service provision in existing facilities in the states of Rio Grande do Sul and Santa Catarina. It also has an investment forecast of R$1.18 billion, according to ANEEL, which estimates a construction period of 60 months. Part of that investment refers to indemnity to the former concessionaire and will generate revenue immediately.

On September 27, 2024, Taesa was declared the winner of the bid for lot 3 of the ANEEL Transmission Auction 02/2024, named Juruá Transmissora de Energia Elétrica S.A. The RAP winning bid was R$17.8 million with a discount of 53.45%. The awarded lot presents 1 substation, 1.2 km extension and will be built in the state of São Paulo.

The awarded lots have important synergies, as they are expected to take advantage of Taesa’s existing Operating and Maintenance structure, in addition to expected CAPEX efficiencies and anticipated project delivery, as usually performed by Taesa.

CEMIG Soluções Inteligentes em Energia – CEMIG SIM

On October 08, 2019, CEMIG Soluções Inteligentes em Energia – CEMIG SIM was launched. It comprises the activities developed by Efficientia S.A ('Efficientia') and CEMIG Geração Distribuída – CEMIG GD. Efficientia's by laws were modified to adapt to the new object of CEMIG SIM and change of corporate name. On October 19, 2020, a CEMIG’s Extraordinary General Meeting of Shareholders approved the merger of Geração Distribuída – CEMIG GD (wholly-owned subsidiary), at book value, and as a result the investee ceased to exist and the Company took over of all its rights and liabilities. The proposal is for CEMIG SIM to act, in this first moment, but not limited, in the following segments: distributed generation, account services, cogeneration, energy efficiency (with Energy Efficiency Program resources – Programa de Eficiência Energética, or ‘PEE’), and supply and storage management.

During the year ended December 31, 2024, CEMIG SIM invested R$342 million in the acquisition of operating plants and the development of greenfield projects. As of December 31, 2024, CEMIG SIM had 35,500 customers.

CEMIG SIM plans to invest R$401 million from 2025 through 2026 as part of its strategic plan in Distributed Generation segment, which would amount to R$3.5 billion in investments until 2029.

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

Multiannual Strategic Plan

CEMIG’s strategic planning, outlined in the 2025–2029 Multiannual Business Plan, was reviewed and approved by the Board of Directors in December 2024, with total investments expected of 39.2 billion. The plan defines our ambition:

“To become a benchmark in customer satisfaction, safety, and efficiency beyond regulatory standards, through modern and sustainable management that creates value, fosters a results-driven culture, and prioritizes investments in Minas Gerais."

ANNUAL REPORT AND FORM 20-F | 2024	50

This strategy aims to accelerate CEMIG’s transformation and is built on the following key pillars:

•         Customer Delight

•         Value Creation

•         Innovation

•         Results-Driven Culture

•         ESG Principles

•         Safety

Strategic Focus Areas:

•         Captive networks:

o        Distribution: Transform CEMIG-D into a benchmark in the distribution sector, with a modern grid and efficient operation and customer centric approach.

o        Transmission: Prioritize investments in Reinforcements and Improvements while continuously enhancing efficiency

o        Gas distribution: Expand Gasmig's presence in Minas Gerais

•         Competitive market:

o        Centralized Generation: Renew concessions and invest in expanding centralized renewable energy generation

o        Commercialization: Strengthen CEMIG’s leadership in free market

o        Distributed Generation: Maintain leadership in Minas Gerais Mini DG market

Cross-cutting initiatives and support areas:

•         Innovation Plan

•         ESG Plan

•         Digital Transformation

ANNUAL REPORT AND FORM 20-F | 2024	51

Capital Expenditures

Capital expenditures for the years ended December 31, 2024, 2023 and 2022 in millions of Reais, were as follows:

Year ended December 31,	2024	2023	2022
Distribution network	4,177	3,175	2,777
Power Generation	85	752	19
Transmission network	262	168	299
Others (1)	438	338	404

Total capital expenditures (2)	4,962	4,433	3,499

(1)      Includes investments in infrastructure, subsidiaries and others.

(2)      The capital expenditures are presented in our Consolidated Statement of Cash Flow in the account lines related to Contractual assets, acquisition of equity investees, capital contributions in investees, PP&E, acquisition of subsidiaries and intangible assets.

For 2025, we plan to make capital investments in the amount of R$5,666 million, corresponding to our basic and expansion program. We expect to allocate these expenditures primarily to the expansion of our distribution, power generation and transmission system. The amounts planned for 2024 do not include investments in acquisitions, capital injections and other projects, that are not remunerated by the concession-granting power – which are not recognized in the calculations of tariffs made by ANEEL. We expect to fund our capital expenditures in 2025 mainly from the cash flow from operations and, to a lesser extent, through financing.

B.                 Business Overview

General

Our business involves the generation, transmission, distribution and sale of energy, gas distribution and the providing of energy solutions.

CEMIG

We are engaged in transactions to buy and sell energy through our subsidiaries. The total volume of energy resourced in 2024 was 100,604 GWh or 2.7% less than 97,936 GWh in 2023, and 2.1% more than 98,551 GWh in 2022. The amount of energy produced by us in 2024 was 8,923 GWh or 39.7% less than the 6,387 GWh produced in 2023, and 20.8% more than the 7,388 GWh produced in 2022. The amount of energy purchased by us in 2024 was 91,681 GWh or 0.1% more than 91,550 GWh purchased in 2023, and 0.6% more than the 91,163 GWh purchased in 2022. These figures include purchases from Itaipu of 5,455 GWh in 2024, 5,550 GWh in 2023 and 5,596 GWh in 2022. Through the Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica, or ‘CCEE’) and from other companies, we purchased 86,226 GWh in 2024, 86,000 GWh in 2023 and 85,567 GWh in 2022.

From the generated and purchased resources in 2024, 43,396 GWh or 44.3% of them were energy delivered to final customers, both captive and free. Total losses of energy in the core and distribution networks in 2024 totaled 6,719 GWh, which corresponds to 6.7% of total resources and is 3.8% higher than the 6,475 GWh loss in 2023.

ANNUAL REPORT AND FORM 20-F | 2024	52

The table below presents the breakdown of resources and power requirements by CEMIG traded in the last three years:

CEMIG’s Electric Energy Balance

(GWh)	2024	2023	2022
RESOURCES	100,604	97,936	98,551
Energy generated by CEMIG (1)	8,009	4,979	5,547
Energy generated by Sá Carvalho	277	314	284
Energy generated by Horizontes	9	45	20
Energy generated by CEMIG PCH	35	42	70
Energy generated by Rosal Energia	291	296	348
Energy generated by SPE	200	554	1,050
Energy generated by Poço Fundo	102	156	69
Energy purchased from Itaipu	5,455	5,550	5,596
Energy purchased from CCEE and other companies	86,226	86,000	85,567

REQUIREMENTS	100,604	97,936	98,551
Energy delivered to final customers (2)	43,396	44,570	49,498
Energy delivered by CEMIG H	19,513	15,607	-
Energy delivered by Sá Carvalho	507	472	472
Energy delivered by Horizontes	15	81	88
Energy delivered by CEMIG PCH	122	121	121
Energy delivered by Rosal Energia	238	219	244
Energy delivered by SPEs	110	519	830
Energy delivered by Poço Fundo	148	149	75
Energy delivered to the CCEE and other companies	29,836	29,723	34,685
Losses	6,719	6,475	12,538

(1)      Discounting the losses attributed to generation (397 GWh in 2024 and 420 GWh in 2023) and the internal consumption of the generating plants.

(2)      Includes energy delivered to consumers outside the concession area (Wholesaler and Retailer).

Generation

The electric power generation business consists of the generation of energy using renewable energy sources (water, wind, sun and biomass).

As of December 31, 2024, we were one of the largest energy generation groups in Brazil, by total installed capacity. As of that date, we were generating energy at 36 hydroelectric plants (small hydroelectric power plants (‘PCH’) and hydroelectric power plants (‘UHE’)), wind plants and solar plants, with total installed capacity of over 4,679 MW (5,190 MW in 2023), with plants present in five states of Brazil. The vast majority of our capacity is generated at hydroelectric plants (95.1% of installed capacity), with the remaining being generated by solar plants (3.4%) and wind plants (1.5%).

ANNUAL REPORT AND FORM 20-F | 2024	53

Our top five power plants, which accounted for over 81.4% of our installed energy generation capacity in 2024, are:

Rank (Installed Capacity)	Generation Power Plant	CEMIG Group Company Holding Stake	Restricted/ Unrestricted Group	Installed Capacity (MW) *	Start of Comm. Operations	Expiration of Concession or Authorization	Type of Power Plant	CEMIG´s Stake
1st	Belo Monte	Norte Energia	Unrestricted	1,313.0	2016	07/11/2046	UHE	11.69%
2nd	Teodomiro C. Santiago	CEMIG GT	Restricted	1,192.0	1982	05/26/2027	UHE	100.00%
3rd	Nova Ponte	CEMIG GT	Restricted	510.0	1994	08/12/2027	UHE	100.00%
4th	Irapé	CEMIG GT	Restricted	399.0	2006	09/19/2037	UHE	100.00%
5th	Três Marias	CEMIG GT	Restricted	396.0	1962	01/03/2053	UHE	100.00%
Sub-Total (Top 5)				3,810.0
Total (All Plants)				4,679.0

(*) The installed capacity presented refers to CEMIG’s stake.

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

On December 31, 2024, CEMIG GT and other CEMIG transmission networks had 4,754 miles of lines, as follows:

CEMIG GT and other CEMIG transmission networks lines in miles
Classification	CEMIG GT	Other CEMIG Group Companies (1)
> 525 kV Lines	-	203
500 kV Lines	1,356	853
440 kV Lines	1,294	68
345 kV Lines	494	21
230 kV Lines	-	465
220 kV Lines	-	-

Total	3,144	1,610

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

ANNUAL REPORT AND FORM 20-F | 2024	54

CEMIG D’s concession area covers 219,104 square miles, or 96.7% of the territory of the State of Minas Gerais. On December 31, 2024, CEMIG D’s energy system comprised 357,044 miles of distribution lines, through which it supplied 23,487 GWh to 9,400,734 regulated customers and transported 25,622 GWh to 4,368 free customers that use our distribution networks. The total volume of energy distributed was 49,109 GWh, of which 47.4% was distributed to regulated and free industrial customers, 13.0% to regulated and free commercial customers, 25.9% to regulated residential customers, and 13.7% to other regulated and free customers.

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

Revenue Sources

The following table illustrates the revenues attributable to each of our principal revenue sources, in millions of Reais, for the periods indicated:

Year ended December 31,	2024	2023	2022
Revenue from supply of energy	34,341	31,671	30,158
Revenue from use of the energy distribution systems – TUSD	5,134	4,417	3,685
CVA (compensation for changes in ‘Parcel A’ items) and Other financial components	423	(213)	(1,147)
Financial component arising from PIS/Pasep and Cofins taxes refunded to customers– realization	513	1,909	2,360
Transmission revenue
Transmission operation and maintenance revenue	383	373	413
Transmission construction revenue	425	242	407
Interest revenue arising from the financing component in the transmission contract asset	433	524	575
Generation indemnity revenue	86	93	47
Construction revenues	4,712	3,899	3,246
Adjustment to expectation of cash flow from the indemnifiable financial asset of the distribution concession	104	149	39
Revenue from financial adjusting of the Concession Grant Fee	447	412	467
Transactions with energy on the CCEE	92	146	183
Mechanism for the sale of surplus	-	(4)	453
Supply of gas	3,919	4,139	4,529
Fine for violation of service continuity indicator	(157)	(139)	(94)
PIS/Pasep and Cofins credits to be refunded to consumers	-	-	(830)
Other operating revenues	2,906	2,316	2,658
Deductions on revenue	(13,941)	(13,084)	(12,686)
Total net revenues	39,820	36,850	34,463

ANNUAL REPORT AND FORM 20-F | 2024	55

Power Generation and Trading

Overview

CEMIG’s top five power plants accounted for over 81.4% of its installed energy generation capacity as of December 31, 2024 (73.4% in 2023).

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

The total volume of transactions in energy, during the year ended December 31, 2024, was 100,604 GWh, an increase of 2.7% in comparison to 97,936 GWh in 2023.

Generation Assets

As of the date of this annual report, the subsidiaries, jointly controlled entities and affiliates of CEMIG operated 36 hydro plants (4,449.0 MW), 2 wind farms (70.8 MW) and 10 photovoltaic power stations (158.99 MW), totaling 4,679 MW.

We have incorporated subsidiaries in the State of Minas Gerais and other states in Brazil to operate certain of our generation facilities and to hold the related concessions.

The following are companies in which CEMIG GT owns 100% of the equity:

•         CEMIG Geração Camargos S.A., CEMIG Geração Itutinga S.A., CEMIG Geração Leste S.A., CEMIG Geração Oeste S.A., CEMIG Geração Salto Grande S.A., CEMIG Geração Sul S.A. and CEMIG Geração Três Marias S.A. In 2016, CEMIG GT transferred these companies to 7 Special Purpose Entities ('SPEs') to hold the concession contracts for 18 hydroelectric plants won in the auction the year before. The total installed generation capacity secured to CEMIG GT’s portfolio was 699.6 MW. On May 31, 2023, CEMIG Geração Salto Grande S.A. and CEMIG Geração Três Marias S.A. were merged into CEMIG GT;

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

ANNUAL REPORT AND FORM 20-F | 2024	56

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

•         Hidrelétrica Pipoca S.A. (49%) – An independent power producer that built and operates the Pipoca SHP, on the Manhuaçu River, in the municipalities of Caratinga and Ipanema, in the State of Minas Gerais. The other 51% is held by Serena Energia S.A.;

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

CEMIG GT owns 100% of the equity in the following companies with wind farms investments:

•         Central Eólica Praias de Parajuru S.A and Central Eólica Volta do Rio – Wind farms located in the State of Ceará with a total installed capacity of 70.8 MW.

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

Expansion works had been underway since January 2020. The first-generation unit began its commercial operation on September 30, 2022 and the second on October 1, 2022.

ANNUAL REPORT AND FORM 20-F | 2024	57

PV Advogado Eduardo Soares

On July 5, 2024, the operation of photovoltaic plant Advogado Eduardo Soares was initiated. This is the first Centralized Generation solar plant designed and built by CEMIG GT. This plant is fully in commercial operation by CEMIG GT. The investment amount between 2022 and 2024 was R$447 million. The plant has a capacity of 100.4 MWp and it is located on a site owned by the Company at Montes Claros, Minas Gerais. This plant is fully in commercial operation.

PV Jusante

On October 12, 2024, the operation of the photovoltaic plant Jusante was initiated. Jusante photovoltaic project is a photovoltaic complex composed of 7 plants, each one of 12.4MWp, totaling 87MWp of installed capacity and it is located on a site owned by the Company in São Gonçalo do Abaeté, Minas Gerais, near the Hydro Plant Três Marias. The investment value between 2022 and 2024 was R$377 million. Plants 1, 2, 3, 5, 6 and 7 are in commercial operation. Plant 4 is in test operation and is expected to start commercial operation by the end of second quarter of 2025.

The implementation of these plants is in accordance with the CEMIG group’s strategic planning, strengthening its generation from renewable sources, with profitability compatible with the Company’s cost of capital for this type of project.

CEMIG SIM

CEMIG SIM, a wholly owned subsidiary of CEMIG that operates in distributed generation and energy solutions, invested R$342 million during the year ended December 31, 2024 in the acquisition of photovoltaic plants. Currently CEMIG SIM has reached 35,500 customers.

CEMIG SIM plans to invest R$442 million from 2025 through 2026 as part of its strategic plan in Distributed Generation segment, which would amount to R$3.5 billion in investments until 2029.

Transmission

Overview

The transmission business consists of transferring energy from generation power plants to customers directly connected to the basic transmission grid, free customers and distributors. The transmission system comprises transmission lines and step-down substations with voltages ranging from 230kV to 500kV.

All the basic transmission grid users, including generators, distributors, free customers, and others, execute contracts for the use of the transmission system – CUST with the ONS, and make payments to the transmission companies for making available the use of their basic transmission grid equipment. See ‘The Brazilian Power Industry’ and “Item 5. Operating and Financial Review and Prospects”.

ANNUAL REPORT AND FORM 20-F | 2024	58

The following tables give operating information on our transmission capacity for the dates indicated:

	Circuit Length of Transmission Lines in Miles as of December 31
Voltage of Transmission Lines	2024	2023	2022
500 kV	1,356	1,356	1,356
345 kV	1,294	1,294	1,267
230 kV	495	494	494

Total	3,145	3,144	3,117

	Transformation Capacity (1) of Transmission Substations as of December 31,
Substations	2024	2023	2022
Number of transmission substations (2)	41	41	40
MVA	19,806.00	20,101.75	19,078.15

(1)      Transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.

(2)      Shared substations are not included.

The tables below present operational information on the transmission capacity of the joint venture proportional to the equity interest held by the CEMIG Group in each case, on the dates indicated:

	Transmission Network Extension in Miles as of December 31,
Voltage of Transmission Lines	2024	2023	2022
>525 kV	203	104	168
500 kV	853	851	1,370
440 kV	68	68	109
345 kV	21	21	33
230 kV	465	465	675

Total	1,610	1,509	2,355

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

ANNUAL REPORT AND FORM 20-F | 2024	59

Transmissora Aliança de Energia Elétrica S.A. – Taesa is a private company jointly controlled by CEMIG, which holds 36.97% of the voting capital and 21.68% of the total capital of Taesa, and by ISA Investimentos e Participações do Brasil S.A. which holds 14.88% of the total capital.

On December 23, 2021, CEMIG completed acquisition of the totality of the equity interests held by Cobra Brasil Serviços, Comunicações e Energia S.A. and Cobra Instalaciones y Servicios S.A. in Sete Lagoas Transmissora de Energia S.A. (‘SLTE’), becoming the holder of a 100% of the shares in that company. The amount disbursed by CEMIG was R$ 48 million. SLTE acquired the concession for Lot H in ANEEL Auction 008/2010, for construction and operation of the Sete Lagoas 4 substation. The concession period of Sete Lagoas 4 substation started from June 2014 until June 2041.

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

During the year ended December 31, 2024, we invested R$4,177 million (R$3,175 million in 2023) in the construction and acquisition of the property, plant and equipment needed to supply energy to our customers, expand and increase the capacity of our distribution system.

The following tables provide certain operating information pertaining to our distribution system, on the dates indicated:

Circuit length of distribution lines in miles – High voltage (from distribution substations to final customers) as of December 31,
Voltage of distribution lines	2024	2023	2022
161 kV	35	30	33
138 kV	9,162	9,065	8,850
69 kV	2,342	2,233	2,165
34.5 kV + 230 kV	492	568	568

Total	12,030	11,896	11,616

Circuit length of distribution lines in miles – Medium and low voltage (from distribution substations to final customers) as of December 31,
Voltage of distribution network	2024	2023	2022
Overhead urban distribution lines	82,675	77,559	74,955
Underground urban distribution lines	1,784	1,753	1,565
Overhead rural distribution lines	265,121	264,694	262,917

Total	349,580	344,007	339,437

ANNUAL REPORT AND FORM 20-F | 2024	60

Step-down transformation capacity (1) of distribution substations as of December 31,
	2024	2023	2022
Number of substations	479	463	449
MVA	12,579.4	12,183.4	11,809.7

(1)      Step-down transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.

Expansion of Distribution Capacity

Our five-year distribution expansion plan, comprising 2023 to 2027, is based on market growth projections. To accommodate this growth, we plan to add distribution lines, up to 41,850 miles of medium and low voltage and 2,175 miles of high voltage; 127 descending substations, adding 2,800 MVA to our distribution network.

Purchase of Electric Power

During the year ended December 31, 2024, we purchased 5,455 GWh of energy from Itaipu, which represented 12.6% of the energy we sold to final users, and 532 GWh (1.2%) of energy from PROINFA. We also purchased 1,082 GWh under Nuclear Energy Quota Contracts - Contratos de Cotas de Energia Nuclear, or ‘CCENs’. (2.5%) and 5,025 GWh of energy under Assured Energy Quota Contracts - Contratos de Cota de Garantia Física, or ‘CCGFs’ (11.6%). In addition to this compulsory purchase, we have two other types of supply arrangements: (i) purchases of 19,148 GWh through public auctions, which accounted for 20.9% of the energy purchased for resale; and (ii) purchases of 1,367 GWh through long-term agreements existing prior to the New Industry Model Law, which represented 1.5% of the energy purchased in 2023.

Itaipu — Itaipu is one of the largest operational hydroelectric plants in the world, with an installed capacity of 14,000 MW. Centrais Elétricas Brasileiras S.A. (‘Eletrobras’), a holding company controlled by the Federal Government, owns a 50% interest in Itaipu, while the government of Paraguay owns the remaining 50%. Brazil, pursuant to its 1973 treaty with Paraguay, has the option to purchase all the energy generated by Itaipu that is not consumed by Paraguay.

We are one of the electricity power distributors operating in the south, southeast and west-central regions of Brazil that are jointly required to purchase all of Brazil’s portion of the energy generated by Itaipu, in accordance with the Law 5,899/1973. The Federal Government allocates Brazil’s portion of Itaipu’s power among these energy companies in amounts proportionate to their respective historical market share of total energy sales. For 2023, Resolution 3,149/2022 set it at 10.74%, for 2024, resolution 3,296/2023 set it at 10.81%. These rates are fixed to defray Itaipu’s operating expenses and payments of principal and interest on Itaipu’s dollar-denominated borrowings and the cost in Reais of transmitting such power to the Brazilian grid. These rates are above the national average for bulk supply of power and are calculated in U.S. dollars. Therefore, fluctuations in the U.S. dollar/Real exchange rate affect the cost, in Real terms, of energy we are required to purchase from Itaipu. Historically, we have been able to recover the cost of such energy by charging supply rates to customers. According to our concession contract, increases in the supply rates may be transferred to the final customer upon approval by ANEEL.

Since 2007, ANEEL publishes at the end of each year the amount of energy to be purchased from Itaipu by each of the electric power distributors for the following year, as guidance for the five subsequent years. Based on this, the distributors can estimate their remaining energy needs in advance of the next public auctions.

ANNUAL REPORT AND FORM 20-F | 2024	61

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

Auction Contracts: We have purchased energy from public auctions at the CCEE. These contracts are formalized between CEMIG and the various vendors in accordance with the terms and conditions of the invitation to bid.

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

Gasmig’s marketing efforts focus on its ability to provide a more economically efficient and environmentally friendly alternative to oil products, like diesel and liquefied petroleum gas (‘LPG’), wood, wood products and charcoal. During the year ended December 31, 2024, Gasmig supplied 2,822 million cubic meters of natural gas per day to 103,885 customers in 49 cities: 99 large and medium-sized industrial plants, 1,379 small industrial plants and commercial customers, 68 retail distribution stations that supply natural gas to vehicles, 2 distribution stations supplying natural gas for fleet vehicles, 2 retail distribution stations that supply compressed natural gas (‘CNG’) to vehicles, 7 co-generation projects, 4 distributors of CNG to industrial customers, and 102,324 homes.

The number of customers has increased 8.34% (mainly residential).

Many energy-intensive industries, such as cement, steel, iron-alloys and metallurgical plants, operate at significant volume in Minas Gerais. Gasmig’s principal strategy is the expansion of its distribution network to cover the part of demand that has not yet been met. Gasmig dedicates efforts to development of new projects for expansion of its natural gas distribution system, to supply customers in other areas of Minas Gerais, especially those densely industrialized.

During the year ended December 31, 2024, capital expenditures totaled R$358.43 million and 131.18 miles were added to our natural gas network. Gasmig spent R$252.22 million on the mid-west project, anticipating the completion of the main line by mid-2025.

In the city of Belo Horizonte, the main projects developed were those aimed at serving the Urban Market. High Density Polyethylene (‘HDPE’) densification networks were implemented in the Ouro Preto, Santa Efigênia, Castelo, Centro, Serra, Buritis, Barro Preto e Belvedere neighborhoods. There were also investments in the cities of Nova Lima, Poços de Caldas and Juiz de Fora.

ANNUAL REPORT AND FORM 20-F | 2024	62

Gas distribution concessions

The concessions for distribution of natural gas are granted by each Brazilian state. In the state of Minas Gerais (‘Grantor’), the State’s Economic Development Secretariat (‘SEDE’), sets the tariffs for natural gas by market segment. The tariffs are comprised of a portion for the cost of gas and a portion for the distribution of gas. Each quarter the tariffs are adjusted to pass through the cost of gas, and once a year they are adjusted to update the portion allocated to cover the costs relating to the provision of the distribution service – remuneration of invested capital and to cover all the operating, commercial and administrative expenses of the concession holder.

In addition to these adjustments, there are periodic reviews of tariffs. These reviews may occur every five years from the end of the first cycle, to evaluate the changes in the costs of Gasmig, and to update the tariffs. The concession contract also specifies the possibility of an extraordinary review of tariffs if any event occurs that puts the economic-financial balance of the concession at risk.

On September 19, 2019, the Gasmig signed, with the Grantor, the Third Amendment to the Concession Agreement for Industrial, Institutional and Residential Exploration of Piped Gas Services in the State of Minas Gerais. This guarantees maintenance of the period of Gasmig’s concession up to 2053.

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

In 2022, CEMIG SIM sold the total of 8,199 MWh/month in supply, generated by 11 photovoltaic plants (the Janaúba, Corinto, Manga, Bonfinópolis II, Lagoa Grande, Lontra, Mato Verde, Mirabela, Porteirinha I, Porteirinha II, and Brasilândia plants). On December 31, 2022, CEMIG SIM had 5,600 customers.

In 2023, CEMIG SIM sold the total of 13,718MWh/month in supply, generated by 14 photovoltaic plants (the Janaúba, Corinto, Manga, Bonfinópolis II, Lagoa Grande, Lontra, Mato Verde, Mirabela, Porteirinha I, Porteirinha II, Brasilândia, Jequitbá, Montes Carlos and Prudente de Morais plants). On December 31, 2023, CEMIG SIM had 11,806 customers.

During the year ended December 31, 2024, CEMIG SIM started a new business model, which is the leasing of plants from generation partners (third-party plants) which gave the Company considerably greater access to solar generation sources and customers. In 2024, CEMIG SIM sold the total of 32,576 MWh/month in supply, generated by 14 photovoltaic plants (the Janaúba, Corinto, Manga, Bonfinópolis II, Lagoa Grande, Lontra, Mato Verde, Mirabela, Porteirinha I, Porteirinha II, Brasilândia, Jequitbá, Montes Carlos and Prudente de Morais plants) and other third-part plants. The new business model made it possible to reach up to 103 photovoltaic plans by the end of 2024. On December 31, 2024, CEMIG SIM had 35,500 customers.

Regarding energy solutions, in 2024, CEMIG SIM worked on the implementation of photovoltaic plants.

Sales and Trading of Energy

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

ANNUAL REPORT AND FORM 20-F | 2024	63

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

CEMIG’s Total Losses Index as of December 31, 2024, using a 12-month window, was 10.36%. This percentage is related to the total energy injected into the distribution system (the total volume of losses was 6,306 GWh). Of that percentage, 8.01% comprised technical losses, and 2.35% comprised non-technical losses. This result was 0.35 percentage points lower than the result for 2023 (10.71%), and below the regulatory target set by ANEEL for 2024 (10.51%).

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

The total energy losses recorded by CEMIG in the year 2024 were 6,802 GWh, a 2.15% increase in comparison to 2023 (6,659 GWh). The CCEE apportioned losses in the national grid totaling 496 GWh to CEMIG D, that increased 18.10% in comparison to 2023 (420 GWh).

Technical losses were 77.32% of the total losses related to CEMIG D for the year ended December 31, 2024. Losses in distribution are inevitable because of energy transport and its transformation into different levels of voltage. We seek to minimize it by rigorous and regular assessments of the operational conditions of the distribution facilities, and investment to expand distribution capacity, for maintaining quality and reliable levels, thus reducing technical losses; we also operate the system in accordance with certain specific voltage levels, to reduce the level of losses. Technical losses are not strictly comparable: longer distribution distances (for example, in rural areas), naturally have higher technical loss levels.

Non-technical losses were 22.68% of CEMIG D’s total energy losses during the year ended December 31, 2024. To minimize non-technical losses, preventive actions are taken regularly: customers’ meters and connections are inspected; meter readers are trained; metering systems are modernized; smart meters were installed; procedures for installation and inspection of meters are standardized; meters with quality control guarantees are installed; the database of customers is updated, and irregular or clandestine connections are removed.

ANNUAL REPORT AND FORM 20-F | 2024	64

Quality indicators – DEC and FEC (SAIDI and SAIFI)

At the end of 2024, the indicators that measure the quality of supply by CEMIG D – (i) System Average Interruption Duration Index (‘SAIDI’), expressed as a figure per customer, in hours per year; and (ii) System Average Interruption Frequency Index (‘SAIFI’), also expressed as a customer-experienced average, were 9.46 and 5.06, respectively. In 2023, the figures for SAIDI and SAIFI were 9.71 and 4.86, respectively. The indicator calculation process is certified according to ISO Quality Standard 9001.

In December 2015, CEMIG D signed the contractual amendment that unified its concession contracts for the provision of public electricity distribution services, which extended the concessions from January 1, 2016, until December 31, 2045. The contract defined limits for the internal portion of the continuity indicators, Internal System Average Interruption Duration Index (‘SAIDI-i’) and Internal System Average Interruption Frequency Index (‘SAIFI-i’), The table below shows the performance of the Company since 2019.

	SAIDI-i (hours)					SAIFI-i (Interruption)
Year	2020	2021	2022	2023	2024	2020	2021	2022	2023	2024
Limit	10.44	10.08	9.98	9.59	9.64	6.67	6.56	6.43	6.00	5.97
Performed	9.58	9.46	9.48	9.71	9.46	4.86	4.60	4.58	4.86	5.06

During the year ended December 31, 2024, the Company did not exceed the limit for the SAIFI-i, but exceeded the limit for the SAIDI-i set by the Regulatory Agency (‘ANEEL’).

The concession contracts have limitation on the distribution of dividends and/or payment of Interest on Equity to the minimum established by law, in the event of non-compliance with the annual indicators for outages (SAIDI and SAIFI) for two consecutive years, or three times in a period of five years, until the regulatory parameters are restored. In the past five years, CEMIG D has been complying with these contractual requirements.

Customers and Billing

Customer base

The CEMIG Group sells energy through the companies CEMIG D, CEMIG GT, CEMIG Holding and other wholly-owned subsidiaries – Horizontes Energia, Sá Carvalho, CEMIG PCH, Rosal Energia, CEMIG Geração Camargos, CEMIG Geração Itutinga, CEMIG Geração Salto Grande, CEMIG Geração Três Marias, CEMIG Geração Leste, CEMIG Geração Oeste, CEMIG Geração Sul, CE Praias de Parajuru and CE Volta do Rio.

This market comprises sales of energy to:

•         Regulated customers in CEMIG’s concession area in the State of Minas Gerais;

•         Free customers both in the State of Minas Gerais and other states of Brazil, through the Free Market;

•         Other participants of the energy sector – traders, generators, and independent power producers, also in the Free Market; and

•         Distributors, in the Regulated Market.

ANNUAL REPORT AND FORM 20-F | 2024	65

During the year ended December 31, 2024, we sold a total of 63,031 GWh, or 0.17% less than in 2023, while the total of power we transported for free customers was 8.2% higher, at 25,621 GWh. Sales of energy to final customers plus our own consumption in 2024 totaled 45,826 GWh, or 0.04% higher than in 2023. Sales to distributors, traders, other generating companies, and independent power producers in 2024 totaled 17,205 GWh or 0.72% less than in 2023.

As of December 31, 2024, CEMIG Group invoiced 9,409,229 customers – a growth of 2.09% in the customer base compared to December 31, 2023. Of these, 9,408,728 are final customers, including CEMIG’s own consumption; and 501 are other agents in the Brazilian energy sector.

Sales to Final Customers

Residential

The residential customer category accounted for 20.2% of CEMIG’s energy sales in 2024, totaling 12,715 GWh or 5.2% more than in 2023. The average monthly consumption per customer in 2024 was 133.1 kWh/month, or 2.1% higher than in 2023 (130.4 kWh/month).

This higher consumption of the residential customer category is the result of growth in the number of customers, higher temperatures in some months of the year and improvement in the economic scenario. According to the IBGE, through the third quarter, the GDP grew 3.3% compared to the previous year.

Industrial

Energy billed to regulated and free industrial customers in the State of Minas Gerais and other states was 27.9% of the total volume of energy traded by us in 2024, at 17,577 GWh, or 2.8% lower than in 2023.

This reduction of 18.8% in the captive market is due to the migration of consumers to the free market and to the distributed microgeneration and minigeneration. The 1.6% loss of the free market is due to contract reduction of some major customers.

Commercial and Services

Energy sold to regulated and free customers in this category in Minas Gerais and other states was 15.4% of the total volume of energy traded by us in 2024, at 9,676 GWh, 2.2% higher than in 2023.

According to the IBGE, the retail sales volume in Minas Gerais increased 1.7% in 2024, compared to 2023, and the volume of services increased 2.3%. This reflects an increase of 11.4% in the volume billed by CEMIG GT and its wholly owned subsidiaries to free customers in Minas Gerais and other Brazilian states.

The reduction of 2.9% number of customers in the captive market is due to the migration of consumers to the free market and to the distributed microgeneration and minigeneration. In the free market, the number of customers increased 67.6%.

Rural Customers

Energy consumed by the rural customer category in 2024, at 3,102 GWh, was 1.0% more than in 2023, and represents 4.9% of the total in 2024. Additionally, there was a migration of 4.0% in the numbers of captive customers to the free market, in compliance with the cadastral review defined by the Resolution of ANEEL No. 901/2020.

Other customer categories

Supply to other categories – government, public lighting, public services, and our own consumption – totaled 2,756 GWh in 2024 or 10.8% lower than 2023. This reduction is basically due to the migration of some major companies to the free market, where they are listed in the Commercial sector.

ANNUAL REPORT AND FORM 20-F | 2024	66

Sales in the Free Market

During the year ended December 31, 2024, total sales of energy were 12,916 GWh, or 1.4% lower than 2023. Additionally, there was an increase of 224 consumers compared to 55 consumers in 2023.

Sales in the Regulated Market

Sales in the Regulated Market in 2024 totaled 4,289 GWh or 1.3% higher than in 2023.

The table below presents CEMIG Group’s market in more detail, itemizing transactions in 2024 compared to 2023:

		2024		2023		Variation YoY
		Customers	Energy	Customers	Energy	Customers	Energy
Type of Sale	Class	Amount	Amount	Amount	Amount	Variation	Variation
		(un)	(GWh)	(un)	(GWh)	(%)	(%)
Traded Energy		9,409,229	63,031	9,217,039	63,136	2.1	(0.2)
Sales to final customers		9,408,728	45,826	9,216,506	45,807	2.1	0.0
Captive	Residential	7,960,300	12,715	7,725,836	12,087	3.0	5.2
Captive	Industrial	23,807	1,056	28,437	1,300	(16.3)	(18.8)
Captive	Commercial and Service	916,307	4,010	943,831	4,384	(2.9)	(8.5)
Captive	Rural	405,953	2,953	422,829	3,012	(4.0)	(2.0)
Captive	Public Power	72,681	989	69,670	956	4.3	3.5
Captive	Street Lighting	7,209	971	6,659	1,056	8.3	(8.0)
Captive	Public Service	13,688	762	13,703	1,046	(0.1)	(27.2)
Captive	Own Consumption	789	30	758	30	4.1	0.0
Free	Industrial	3,222	16,521	1,987	16,792	62.2	(1.6)
Free	Commercial and Service	4,630	5,666	2,762	5,085	67.6	11.4
Free	Rural	134	149	34	59	294.1	152.5
Free	Public Power	8	4	-	-	N/A	N/A
Wholesale sales		501	17,205	533	17,329	(6.0)	(0.7)
- Contracts in Free Market	Supply	279	12,916	55	13,095	407.3	(1.4)
- Contracts in Regulated Market	Supply	222	4,289	478	4,234	(53.6)	1.3

ANNUAL REPORT AND FORM 20-F | 2024	67

This table presents the CEMIG Group’s sales to the Industrial user category in 2024, by sector of activity:

Sector of activity	Volume invoiced (GWh)	(%)
Foods	2,583	14.7
Metallurgy	2,533	14.4
Mining	2,336	13.3
Nonmetallic minerals	1,831	10.4
Automotive	1,750	10.0
Plastic Products	1,240	7.1
Chemicals	1,101	6.3
Textile	742	4.2
Cellulose and Paper	528	3.0
Other sectors	2,933	16.7

Total, industrial customers	17,577	100.0

The ten largest industrial customers served by the CEMIG Group, located in Minas Gerais and other states of Brazil, in terms of revenue, are:

Customer	Activity
MOSAIC FERTILIZANTES	Chemicals
SAMARCO	Metallic Mining
FIAT AUTOMÓVEIS	Automotive
CBMM - CIA BRAS DE METALURGIA E MINERAÇÃO	Metallurgy and Mining
USIMINAS	Metallurgy and Mining
HOLCIM	Non-metallic mineral product manufacturing
APERAM INOX AMERICA DO SUL	Metallurgy
MINERAÇÃO USIMINAS	Metallic Mining
CARBETO DE SILICIO SIKA BRASIL	Chemicals
VILLARES METAIS	Metallurgy

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

CEMIG D’s customers are divided into Low, Medium and High Voltage.

ANNUAL REPORT AND FORM 20-F | 2024	68

Invoices of High voltage customers, which are connected directly to the transmission network, are payable five working days after reading of the meter. These customers receive the payment document – the energy invoice – by e-mail.

Medium Voltage customers are those that receive supply at a voltage of 2.3 kV or more, which amount to about 12,771 customers, which are billed within two business days after the meter reading. They receive invoices both in printed form and by email, payable five business days from the date of delivery at the customer’s address. Due to modernization and automation of the meter reading of these customer units, by using remote metering, CEMIG D now has 96.98% of its billing automated. This enables the customer unit to be metered in real time – so that CEMIG D records and updates consumption of energy at regular intervals.

Low Voltage customers are billed in cycles, which vary between 27 and 33 days. The bill is delivered simultaneously with the meter reading. A total of 8,558 million customer units are billed using this technology, which is known as ‘On Site Billing’. These bills are payable five business days from the date of their delivery (or 10 business days for the establishments of public entities and bodies). The great majority of the amounts billed to this category of customers are for energy actually consumed. Only 0.93% of these customers are billed based on estimated consumption (i.e., on the arithmetic means of the amounts recorded for the 12 months prior to the consumption that is not measured).

In addition to the implementation of ‘On Site Billing’, CEMIG D has invested to increase the number of bills sent by email, which grew by 18.6% in 2024, with 1,630 million customers now receiving their billing online. CEMIG intensifies campaigns to incentivize customers to choose this way of receiving their monthly bills. The reduction in the volume of printed-paper used for billing helps reduce its global cost to the Company and contributes to environmental sustainability for the planet.

During the year ended December 31, 2024, CEMIG D saved R$3,500 million (R$3,021 million in 2023) with the electronic invoices sent monthly. Modernization of the billing system and the distribution network has significantly contributed to customers’ satisfaction and the quality of CEMIG’s energy supply. CEMIG intends to continue with improvement in this and related fields.

Seasonality

CEMIG’s sales of energy are affected by seasonality. Historically, consumption by industrial and commercial customers increases in the fourth quarter due to their increase in activity. The seasonality of rural consumption is usually associated with rainfall periods. During the dry season between the months of May and November, more energy is used to irrigate crops. The table below presents quarterly figures for energy billed by the CEMIG Group to final users, regulated customers and free customers from 2022 to 2024, in GWh:

Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2024	11,281	11,464	11,464	11,587
2023	10,923	11,540	11,370	11,943
2022	10,641	11,408	11,358	11,456

Competition

Contracts with Free Customers

On December 31, 2024, CEMIG Group had a portfolio of contracts with 9,243 customers, including free customers and suppliers (energy traders, energy distributors and power generators). Of this total, 7,422 are free customers amounting to 58% of the total volume of energy sold by CEMIG Group in 2024.

ANNUAL REPORT AND FORM 20-F | 2024	69

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

Environmental Licensing and Facilities Operating

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

Federal Law 9,605 of February 12, 1998, stipulates penalties for facilities that operate without environmental licenses. In 1998, the Federal Government issued Provisional Act 1,710 (currently Provisional Act 2,163-41/01), which allows project operators to enter into agreements with the relevant environmental regulators in order to comply with Federal Law 9,605/98. Accordingly, we have been negotiating with (i) Ibama; and (ii) the Regional Environmental Regularization Units (‘URAs’), which comprise the environmental authorities of the State of Minas Gerais, to obtain the environmental operating licenses for all our plants and transmission lines that began operating prior to February 1986.

ANNUAL REPORT AND FORM 20-F | 2024	70

For the generation facilities located in the State of Minas Gerais, which are subject to state-level environmental licensing, we have agreed with URA and Ibama to bring our facilities into compliance on a gradual basis. For those facilities of CEMIG GT that started operations before February 1986, we have prepared the required environmental assessments, filed applications with the appropriate environmental bodies, and submitted them for analysis. Under the applicable law, the Company is allowed to operate while awaiting consideration of its application. We assess the degree of compliance with the conditions by reference to the Conditions Compliance Index (‘ICC’).

During the year ended December 31, 2024, 98 projects were regularized via Authorizations for Environmental Intervention via application for a DAIA (Documento Autorizativo para Intervenção Ambiental) by CEMIG D.

These documents authorize the removal of native vegetation for the purpose of building a new distribution line, expanding distribution lines, and ensuring operational safety. For CEMIG GT, we obtained DAIA for environmental intervention, for example, in Irapé Hydroelectric Powerplant (‘SHP’), for structural works on a slope. Native vegetation was suppressed for opening of some access points and expansion of others generation and transmission facilities of the Company in operation account for Environmental Licenses across the different modalities.

There are an estimated total of 396 environmental conditions or control mechanisms included in these licenses – they include monitoring programs, reforestation activities, water quality control and other provisions. As examples, we can cite provisions referring to the following: 6 programs monitoring terrestrial and river animals, their distribution and occurrence including mammals, reptiles, amphibians and birds, and assessing how the structure of the landscape interacts with animals’ survival; 7 fish monitoring programs to assess distribution and local occurrence of fish species and larvae/eggs at spawning sites; 6 fish monitoring programs to assess risk of fish deaths in hydroelectric power plants; 11 programs carried out every year focusing on erosion of reservoir margins and application of control and recovery measures; 14 programs to recover degraded areas with reforestation of permanent preservation areas, acting to replenish vegetation on lands affected by facilities or where damage compensation applies; 26 programs involving the community, such as Environmental Education Programs and the Management Participative Program, which organize a variety of activities over each year, including students, farmers, CEMIG employees, and local community members; and 28 programs monitoring water quality and the aquatic community, including macrophytes (plants whose excessive proliferation can cause damage to hydroelectric plants).

Of the generation and transmission projects, 124 have an Operating License (among initial issuances, renewals, corrective licenses and others). Since December 2022, the Cajuru and Gafanhoto Small Hydroelectric Plants (‘SHPs’) have been operating under Conduct Adjustment Undertakings (Termos de Ajustamento de Conduta, or ‘TACs’), which had been renewed in 2024. The Poço Fundo PCH has two license modalities: an Operating License and a joint environmental license (Prior License - ‘LP’ + Installation License - ‘LI’ + Operating License - ‘LO’) due to its currently undergoing adaptation works.

All the processes referred to above were regularized: (a) in the regional units of the Minas Gerais State Forests Institute (Instituto Estadual de Florestas, or ‘IEF’), in the case of submission of DAIAs; or (b) in the Regional Environmental Regularization Units (Unidades Regionais de Regularização Ambiental, or ‘URAs’) via (i) TACs and (ii) various types of licenses, in both cases through their offices distributed throughout the State of Minas Gerais.

Environmental controls also apply to the distribution of natural gas by Gasmig by pipelines throughout Minas Gerais State. In most cases the environmental authority of the State of Minas Gerais, the State Secretariat for Environment and Sustainable Development (Secretaria de Meio Ambiente e Desenvolvimento Sustentável or ‘Semad’), has issued all licenses necessary for regular operation of Gasmig’s activities.

Gasmig’s planning includes the construction of our Natural Gas Distribution System (Sistema de Distribuição de Gás Natural, or ‘SDGN’), to serve the Central West region, a gas pipeline that will initially allow the interconnection of the municipalities of Betim, Sarzedo, Juatuba, Mateus Leme, Igarapé, Itaúna and Divinópolis.

ANNUAL REPORT AND FORM 20-F | 2024	71

A crucial highlight for the environmental viability of this project was obtaining the Preliminary Environmental and Installation License, in December 2023. This achievement reinforces Gasmig's commitment to sustainable practices and strict compliance with environmental regulations. By ensuring compliance with environmental requirements, Gasmig reaffirms its social and environmental responsibility, ensuring that the development of SDGN Centro Oeste proceeds in a balanced way, respecting local ecosystems and contributing to a more sustainable future. The building began in 2024 and considering the impacts on vegetation along the gas pipeline route a conservation and management strategy for native vegetation was implemented through the Flora Rescue Plan. It involves the collection of vegetative individuals and subsequent relocation to adjacent forested areas, aiming minimize impacts on biotic environment during vegetation suppression stage.

And following the continued expansion of SDGN, Gasmig started the Extrema-Pouso Alegre Project, marking the beginning of a promising chapter. This new project, still in development stage, involves the interconnection of the municipalities of Pouso Alegre, São Sebastião da Bela Vista, Camanducaia, Cambuí, Estiva, Itapeva and Extrema, further expanding the natural gas distribution network in the southern region of Minas Gerais. This project was born with the aim of implementing this future SDGN, in line with the best design practices and respecting protected areas and with the lowest possible environmental impact.

All the environmental studies have been completed – including the Environmental Impact Study (Estudo de Impactos Ambientais, or ‘EIA’) and the related Environmental Impact Statement (Relatório de Impacto Ambiental, or ‘RIMA’). These studies will support consideration of the application for the environmental license, which is the responsibility of Regional Environmental Regularization Units (Unidades Regionais de Regularização Ambiental, or ‘URAs’), of the State Environment and Sustainable Development Department (‘Semad’).

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

ANNUAL REPORT AND FORM 20-F | 2024	72

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

Since 2018, the members of Peixe Vivo Program have been developing its Fish Death Risk Assessment Program (Programa de Avaliação do Risco de Morte de Peixes, or ‘PARMP’) aiming to mitigate potential risks related to maintenance and operation of hydroelectric plants. Its main operations are monitoring of fish fauna, periodically and prior to any operational procedures of plants. Biologists evaluate fish density and environmental conditions based on monitoring data. The PARMP has been developed and validated in two consecutive research projects and is now implemented as one of the Company’s continuous optimizing programs. So far, approximately 34% of reduction in monthly average of fish deaths by operation of power plants have been observed since the PARMP began.

These partnerships, which have been operating since 2007, and results obtained have been referenced nationally and internationally for the practices of fish conservation and dialog with the community, presenting CEMIG’s work in several countries, and various states of Brazil. These academic results, jointly with the involvement of the community, have been used to create more efficient and practical conservation programs that make it possible for fish to coexist with generation plants in Brazilian rivers.

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

ANNUAL REPORT AND FORM 20-F | 2024	73

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

Lack of preservation of vegetation in APPs or unauthorized suppression of vegetation in APPs may lead to administrative sanctions, such as fines ranging from R$5,000 to R$50,000 per hectare, limited to R$50 million, and criminal liability.

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

To mitigate these risks, we have been monitoring and recording invasions and taking action to prevent invasions on the paths of transmission and sub-transmission lines. Several measures have been taken to preserve the security of these lines, including contracting of a company for systematic inspection, with implementation of security measures and works to minimize the risks of accidents, and removal of occupation of transmission line pathways through agreements with residents and through partnerships with the municipalities in our concession area.

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

ANNUAL REPORT AND FORM 20-F | 2024	74

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

ANNUAL REPORT AND FORM 20-F | 2024	75

Research and Development projects

In recent years CEMIG has invested in innovation projects, associated with the Research and Development (‘P&D – Pesquisa e Desenvolvimento’) program of Brazil’s electricity grantor, ANEEL (Agência Nacional de Energia Elétrica). The innovations developed by CEMIG’s R&D projects benefit the public directly. Innovative projects include an electric car project, a project for an unmanned aerial vehicle, and expansion of the use of solar energy.

A specific range of studies, by the Company’s Vegetation Handling Unit, developed innovative methods and techniques for improvement of CEMIG’s environmental performance in this area for example R&D Project 601 - Breaking Tree Branches: a Model for Risk of Tree Branches Falling, for Preventive Maintenance and Reduction of Impact on the Distribution Network. This was a project in partnership with the São Paulo Technological Research Institute (Instituto de Pesquisas Tecnológicas de São Paulo, or ‘IPT’), to build an easy-to-use mathematical model to be able to predict the risk of falling branches located above electricity networks, based on their physical and morphological characteristics. This enables preventive measures to be taken to avoid accidents and electricity outages.

In 2024 we did not have any ongoing research projects on the modality ‘P&D’, with new prospects in 2025. Since 2023, has been carried out research on Private Natural Heritage Reserves (‘RPPN’) Galheiro in partnership with UFLA (Federal University of Lavras), that is one of the conservation units by CEMIG. A piece of research is related to local vegetation, fauna components, carbon stock and biodiversity, and should be developed over the next five years.

Compensation Measures

Federal Law 9,985, of July 18, 2000, and Decree 4,340 of August 22, 2002, require companies whose activities result in major environmental impacts to invest in and maintain Conservation Units, to mitigate those impacts. Conservation Units are areas subject to special protection and include ecological stations, biological reserves, national parks and areas of significant ecological interest. The environmental authority that is competent to license the project stipulates environmental compensation for each company, depending on the specific degree of pollution or damage to the environment.

Federal Decree 6,848 of May 14, 2009, and Minas Gerais State Decree 45,175 of September 17, 2009, regulate the methodology for deciding these compensation measures, requiring that up to 0.5% of the total amount invested in the implementation of a project that causes significant environmental impact must be applied in compensation measures.

Reported in 2023, the Environmental Compensation Commitment Term (‘TCCA’) had signed with the State Forestry Institute (‘IEF’) to the licensing the Regional Central Transmission System of CEMIG Geração e Transmissão S.A. (‘CEMIG GT’) was conclude with success in April 2024. Accordingly, compliance with this condition was completed, maintaining the environmental regularity of the project.

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

In addition to the environmental compensation referred to above, forest compensations for cleaning of power line pathways and accesses in which vegetation has been suppressed are routine. Account data from CEMIG GT and CEMIG D, since 2020, plantings have been carried out in at least 805.91 hectares, and 164.6 hectares only in 2024.

ANNUAL REPORT AND FORM 20-F | 2024	76

For CEMIG Distribution (‘CEMIG D’) there are several alternative methods of environmental compensation – for example, planting of saplings of vegetation species that are native to the biome affected in the degraded area: in 2024 these comprised a total of 76.35 hectares. There was also compensation through transactions in land and its preservation. In this modality, CEMIG donates areas within the limits of Conservation Units to the public authorities, to ensure restrictions on activities that could prejudice the environment by management and conservation of those areas.

Other environmental requirements can become applicable due to the impacts of various projects. These may include structuring and operation of programs to monitor fauna and flora of regions surrounding facilities of the energy system, environmental education programs; and programs for recovery of degraded areas (Programas de Recuperação de Áreas Degradadas, or ‘PRADs’).

The Carbon Market

The CEMIG Group participates in Clean Development Mechanism (‘CDM’) projects registered with the United Nations Framework Convention on Climate Change (‘UNFCCC’), including six Small Hydro Plants (SHPs), with aggregate capacity of 96 MW.

In Guanhães Energia the potential for generation of credits is 44,488, of which 49% belong to CEMIG; at the Cachoeirão SHP the total is 34,059 credits (of which 49% belong to CEMIG); and at the Paracambi Hydroelectric Plant the total of credits is 38,161, of which 49% belong to CEMIG. In 2023, these projects were monitored, corresponding to 57,186.92 credits for CEMIG.

In 2024, these projects continued to be monitored, corresponding to 57,186.92 credits for CEMIG, without changes in respect to 2023

Project	Registry number	Status	Estimated annual reduction, tCO2eq	Period of credit	Credits issued
Guanhães SPC (4 SHPs,44 MW)	3088	Registered	44,488	Jan 2013 – Jan 2020 (Renewable) Jan 31, 2020 – Jan 30, 2027 (Has been renewed)	-
Cachoeirão SHP (27 MW)	4788	Registered	34,059	Feb 3, 2019 – Feb 2, 2026 (Renewable)	47,680 (Jan 2013 – Dec 2020) 15,004 (Jan 2021 – Apr 30, 2021)
Paracambi SHP (25 MW)	9893	Registered	38,161	Jul 9, 2021 – Jul 8, 2028	-

Management of equipment and waste contaminated with Polychlorinated Biphenyls (‘PCB’)

Brazil has signed and ratified the Stockholm Convention (‘SC’) that includes goals related to the management of PCBs within electrical equipment. Brazil has prohibited the production, import and sale of PCBs since 1981 and it has been making efforts towards the SC goals.

Since the 1970s, CEMIG has been implementing PCB non-acquisition policies, for example, had already been required mineral oil (not ascarel) as insulation in transformers since 1971. At the end of the 90’s, the Insulation Oil and PCB Policy was established, which resulted in the carrying out of an inventory of large equipment in the 2000s. The Company then promoted the elimination of practically all materials and large equipment with already identified PCB levels above 50 mg/kg, among other good practices, following and even anticipating national and global environmental guidelines related to the topic, given the environmental responsibility adopted by the Company.

ANNUAL REPORT AND FORM 20-F | 2024	77

Aiming to establish new guidelines for complying with the ‘SC’, specifically in relation to the management and elimination of PCBs, Law No. 14,250 was published in 2021 and, in 2022, MMA MME Interministerial Ordinance No. 107. To comply, the Company delivered its PCB’s inventory in November 2024, in accordance with the criteria established by current regulations.

At CEMIG D, there is only 1 large equipment contaminated with PCBs to be removed from operation and 5 to be allocated. There are only 3 sealed PCB equipment to be removed from operation and allocated. In relation to small equipment, the vast majority were classified as “reasonable to consider non-PCB”. Currently, an increase in the sampling of other small equipment is underway. Then, according to new results a plan must be created for its environmentally appropriate management. This plan must provide for the identification of contaminated materials, their removal from operation and final disposal, with the Company being subject to sanctions in case of non-compliance with current environmental legislation.

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

System Operation Center of generation and transmission assets CEMIG’s System Operation Center (Centro de Operação do Sistema, or ‘COS’), located at the head office in Belo Horizonte, is the nerve center of the transmission and generation operations. With a modern control room, it coordinates the operations of all CEMIG GT assets, in real time, providing operational integration of the generation and transmission of power. It also operates the interconnections with other generation, transmission, and distribution companies. The supervision and control executed by the COS now extends to 49 extra high voltage substations, 16 major generating power plants, 23 minor generating power plants, two wind farms and four solar power plants.

Through its activities, the COS permanently guarantees the security, continuity, and quality of the energy supply to its clients and to the system. The activities of the COS are supported by up-to-date telecommunications, automation, and information technology resources, and executed by highly qualified personnel. The COS has a Quality Management System, with ISO 9001:2015 certification.

Distribution Operation Center

Our distribution network is managed by a Distribution Operation Center (Centro de Operações de Distribuição, or ‘COD’), located in Belo Horizonte. The COD monitors and coordinates our distribution network operations in real time. They are responsible for the supervision and control of 479 distribution substations, 345,700 miles of medium and low voltage distribution lines, and 12,060 miles of sub-transmission lines and 9.336 million customers and operates in 774 municipalities of Minas Gerais.

We provided an average of 23,216 operating services in the field a day in 2024. There are various systems in use to automate and support the COD’s processes, including trouble call, field crew management, distribution substation supervision and control, restoration of power, emergency switching, network disconnection, and inspection. Technologies, including a Geographic Information System and Satellite Data Communication Helpline, to reduce customer service restoration time and provide better customer service. These are devices, installed along our distribution network, that sense and interrupt fault currents, and automatically restore service after momentary outages, improving operational performance and reducing restoration time and costs.

ANNUAL REPORT AND FORM 20-F | 2024	78

Geoscience Information System

The Electric Office CEMIG system (‘EOC’), known as “Atlantis” in the project phase, has modernized and unified CEMIG’s system of geoprocessing of distribution lines and networks. The system enables management of resources with geospatial vision, allows better planning of expansions, records analysis of electrical networks, and assists in compliance with ANEEL’s normative resolutions.

The Geographic Information System (‘GIS’) enables us to give support to the processes of registry and design, as well as supporting the following corporate processes: network expansion and maintenance, protection of revenues, planning and supplies, property services and management of assets through full integration with the Enterprise Resource Planning (‘ERP’) system, besides supporting the operations. Additionally, it provides support to engineering through integration with the electrical and mechanical calculations system that offers network analysis and suitable network sizing. The EOC system is used by CEMIG's high, medium, and low voltage asset registration teams.

In 2020 the Project Machine module was activated, which manages the process of elaborating electrical projects in an integrated way with the SAP/ECC system, so that the generation of the BOM (material list) is created in an automated way from the technical drawing elaborated in Atlantis with synchronization of all the steps of the process between the EOC System and the PM module of SAP/ECC. The process includes the customer's request in SAP/CRM, execution authorization, drawing preparation, sending of the BOM, budget preparation, authorization for execution of the work, construction, project modifications (as built), inspection, measurement of construction, payment, closing and capitalization of the assets deployed.

In 2022 we started an important project to upgrade the version of “GE Smallworld Electric Office”, which is the basis software to our GIS solution. The major aim of the project was to migrate from version 4.3 of components, products, integrations and customizations to version 5.2 or superior. The deployment of the new version occurred successfully in September 2023.

We have an engineering system with geoprocessing functions (acronymous GDIS - Gestão da Distribuição) which is responsible for coordinating field service operations (maintenance, restoration and customer services in low and medium electric tensions), attending 27 thousand customer services per day, performed by 2 thousand teams daily connected to this system by GPRS exchange message or satellite connection, sending about 700 thousand messages monthly. Since 2022 there were no significant implementations, although the efforts were to maintain the system’s stability and availability which are critical in these specific processes of energy distribution. This is due to the replacement of GDIS by a new IT solution in the next years.

In 2024, we started the activities to migrate GDIS's operation module functionalities to SAP CCS. This initiative aims to integrate the SAP environment directly with CEMIG's field systems, ADMS and FSM (‘Digiteam’).

In 2022 we started a project to customize and adopt a platform of ADMS - Advanced Distribution Management System based on Schneider technological products. ADMS is a software platform to perform the tasks of distribution management and optimization. This solution includes functions that automate outage restoration, self-healing and improve the performance of the distribution circuits. As it is a significant project, with several phases and deliverables, the forecast for conclusion is 2025.

CEMIG has another IT solutions based in GIS technologies, such as, geographic panels with data available in tabular and map views, automation panels for distribution's operations, system to management, inspection and security of dams and integrations to permit access to simple map views.

In 2024, there was a joint initiative between the CEMIG Enterprise Content Management (‘ECM’) Project and the Advanced Distribution Management System (‘ADMS’) Project to develop integrations to automate the sending of Operation Diagrams to the ADMS, reducing the viewing of a substation's complementary documents to one click.

ANNUAL REPORT AND FORM 20-F | 2024	79

Furthermore, in 2024, the CEMIG team achieved an important feat around substation designing. It was previously manual process, which included the design of the screens for each substation individually. This practice changed when it performed the integration with Electric Office for automatic modeling of substations, high and medium voltage transmission lines. And since the second half of 2024, the new ADMS SCADA has been operating for all CEMIG's substations and high voltage network.

Internal Telecommunications Network

CEMIG's telecommunications network comprise 1,318 Communication Stations. 210 of these have high-performance microwave links and an optical system of 7,217 miles of optic fiber providing a mix of telecommunications network. Our robust data network also contains communication facilities that share the infrastructure of substations, generation plants and high voltage transmission and distribution lines.

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

To support the control and supervision of the medium voltage distribution network's system, there is a private radio communication system, installed in 1,281 automated protection or switching equipment. Another 2,010 automated devices are monitored by a satellite solution, and a third party, with 10,206 equipment (cellular and modems) are served by a public mobile network.

Commercial and technical services dispatch are supported by 1,820 mobile vehicle terminals connected by a hybrid satellite and cellular solution and 220 handhelds equipped with the cellular solution. 391,012 energy meters make up an Advanced Metering Infrastructure ('AMI') and are equipped with the cellular or satellite communication solution and dedicated to revenue protection. There are currently 378,114 points settled in low voltage customers in the metropolitan region of Belo Horizonte.

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

ANNUAL REPORT AND FORM 20-F | 2024	80

Corporate Network

Our Company has 15,253 Telecommunications and a Data Networks Assets installed in 300 cities of Minas Gerais linked to a mix of private and public telecommunication infrastructure which includes microwave links, optical fibers and metallic cables networks.

The physical and logical network topologies employ security resources such as firewalls, intrusion prevention system (‘IPS’), access control, Endpoint Detection and Response and antispam systems, which are continuously updated to protect against unauthorized access, in accordance with ISO 27002. A security information and event management system (‘SIEM’) provided by a specialized third-party security company, makes it possible to investigate adverse events, while also providing a historical record base to meet legal requirements.

An external third-party Security Operations Center and an in-house Network Operation Center (‘SOC’ and ‘NOC’), monitor, operate and manage the whole network and security infrastructure in Real time (24 hours per day, 7 days a week), maintaining confidentiality, integrity and availability of the data throughout the whole network. Additionally, we contracted a threat intelligence service, linked to the SOC, with the aim of anticipating possible attacks and increasing the Company's level of protection.

A solution based on Cisco App Dynamics was implemented to monitor Customer Services Applications and meter users experience. This monitoring improves proactivity in handling incidents.

Since 2022, 100% of users’ computers have been updated, mostly by replacing desktops with notebooks. Operating Systems have been updated ensuring data protection and vulnerability containment policies.

Collaboration and productivity solutions based on Cloud Solutions using Microsoft Office 365 were implemented, bringing greater results in the users’ experience.

A solution using Azure Virtual Desktop (‘AVD’) has been implemented since 2022 replacing legacy Virtual Desktop Infrastructure (‘VDI’) and reducing VPN connections directly to Corporate Network and also enabling Remote Desktop Connection (‘RDP’) blocking, which were points of vulnerability in the environment.

Multifactor Authentication (‘MFA’) was implemented in all external access as well as a unified endpoint management (‘UEM’) to ensure effective access control to the company network.

In 2023, 85% of Datacenter Server Workload was migrated to Microsoft Azure Cloud, providing high availability, high scalability and cost-effective solution. In 2024, we intensified activities related to digital transformation by prioritizing evolutionary projects associated with CEMIG's key systems.

ANNUAL REPORT AND FORM 20-F | 2024	81

Information Security Management

Information security, a permanent concern of ours, is ensured by a management system based on Control Objectives for Information and Related Technologies (‘COBIT’), which is aligned with best market practices. Our information security management system includes processes for policy, risk, communication, information classification and information security management and control. In addition, recurring actions for improvement in processes, communication, awareness and training strengthen our information security practices.

Since 2022 CEMIG strengthened its cybersecurity program by adopting new technologies and tools to prevent cyber-attacks and data privacy breaches. That includes an Endpoint Detection and Response platform’s expansion for the Operational technology (‘OT’) environment, a security platform that provides industrial cyber security solution, with IoT and OT visibility, for continuous monitoring and real-time risk insights to protect from evolving threats. The entire OT network has been isolated from the IT network by jump server and firewalls so that access to this network is done through a controlled infrastructure dependent on MFA. Update and patch application control was implemented and the creation of an external site for disaster recovery increased the resilience of this environment.

In the Information Technology (‘IT’) environment, CEMIG has implemented mobile device management, mobile application management, multifactor authentication (‘MFA’) for network access and reduced VPN connections directly to Corporate Network enabling Remote Desktop Connection (‘RDP’) blocking, which were points of vulnerability in the environment. To help protect our sensitive data, a data loss prevention and an electronic data classification and labeling tool was implemented to apply cryptography protection to sensitive documents. We contracted an external third-party Security Operations Center (‘SOC’) and a threat intelligence service with the aim of anticipating possible attacks and increasing the Company's level of protection.

A cybersecurity maturity assessment model (‘C2M2’) has been used with the aim of promoting safe practices and directing improvement actions.

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

ANNUAL REPORT AND FORM 20-F | 2024	82

IT and Enterprise Service Manager System

In order to serve CEMIG’s business areas and meet regulatory and compliance requirements, CEMIG is expanding its service management capabilities through the implementation of an Enterprise Service Manager (‘ESM’) solution. Building on our established IT service management system, this new initiative extends best practices across the entire business by integrating service management processes company-wide. Utilizing a comprehensive and continuously updated platform, CEMIG is now better equipped to manage the full lifecycle of services and ensure the consistent delivery of value. This upgrade is not only technological but also encompasses processes, culture, and other critical aspects to fully orient the entire company toward a service-based approach.

To further enhance the effectiveness of this integrated system, the Information & Technology Department has established a standardized approach for modeling the relationship between infrastructure assets, system configurations, and business processes. This mechanism now includes the discovery and automated mapping of infrastructure elements, providing a more accurate representation of our enterprise architecture and pinpointing the applications and systems critical to CEMIG’s operations. The enhanced platform enables proactive business impact analysis and root cause identification, supplying vital data to support decision making, risk assessment, information security, and the development of new solutions.

During 2024, significant progress has been made with the ESM initiative, fostering a more agile and responsive environment across all business areas. Concurrently, we are actively working on unifying asset information by consolidating data from various sources and preparing to integrate IT and OT aspects in asset and configuration management. This unified approach not only reinforces our commitment to operational excellence and regulatory compliance but also underlines CEMIG’s maturity and boldness in embracing innovative practices.

Commercial Management System

We have established and consolidated an efficient customer service system, based on SAP CCS (‘Customer Care Solution’)/ CRM (‘Customer Relationship Management’)/Datalake platform, fully integrated with the Business Intelligence (‘BI’) database, that supports our customer service processes.

The employees use CCS/CRM to manage and serve more than 9 million customers who receive high, medium and low voltage energy supply. Both corporate tools offer security, quality and productivity to our processes of energy distribution with efficiency in accordance with the regulatory and Market requirements.

Within the Omnichannel strategy, plenty of developments are being adjusted, and multiple integrations with digital channels (new self-attend website, mobile app, WhatsApp, SMS messages) are being developed to provide and expand customer access to CEMIG's services.

In this context, the Company's most critical processes are being transformed into micro services and made available for the digital channels. In 2024, the implementation of the Change of Ownership and New Connection processes has provided greater convenience to customers, allowing them to request a connection CEMIG's electrical grid from their home, using a mobile phone or computer. This milestone was an important achievement in CEMIG’s Digital Transformation Plan.

Due to Normative Resolution No. 1,059 from ANEEL agency, in 2023 several adjustments were implemented on both Customer Relationship Management systems, SAP CRM 7.0 and Salesforce, SAP IS-U/CCS, meeting requirements determinate by No. 1,000 resolution, from 2022. In 2024, it kept going with the activities related to REN1059 and started the implementation and planning related to other ANEEL resolutions, such as REN1098 (new rules for flow inversion) and REN1095 (national standardization of the consumer unit identification number).

ANNUAL REPORT AND FORM 20-F | 2024	83

We also completed the UNICODE Project in 2024, an initiative for technological upgrade of the SAP CCS and CRM environments. Significant modifications were made to the solution architecture: both systems starting use the Linux Operating System, and the SAP CCS Database was converted to UNICODE, a crucial step to migrate the environments to the cloud and ensure tool support with future SAP updates.

Additionally, in 2024, it was delivered the Project “GD na LIS” (Simultaneous Reading and Printing), which resulted in significant cost reduction by replacing the mailing of printed invoices to Distributed Generation customers, via postal services, with printed invoices delivered at the time of the reading collection in the field.

Data Governance

The implementation of the cloud-based Datalake significantly accelerated the adoption of new data-driven solutions, thanks to the availability of managed services, resilient, scalable, elastic infrastructure, easy maintenance, and costs proportional to use. Among the implemented solutions, the Desacopla+ Project stands out, which made customer service available in the Datalake, completely detached from the transactional service system (SAP). This separation allowed the SAP environment to be updated, which was unavailable for five days during the UNICODE Project, without any interruption to the service channels, thus reducing the impact on our customers.

Moreover, with the ingestion of data from smart meters, the service channels began presenting daily consumption data to consumers, enabling them to track their consumption before the bill was even closed. Another innovative solution for our customers was the identification of changes in the status of service requests, with notifications sent via app regarding any progress in the requested service. This eliminated the need for customers to contact any service channel for information about the status of their connection request, for example.

Corporate Management System

In 2024, the S4Hana Project stood out as one of the initiatives in CEMIG’s Digital Transformation Plan. The project will transition the SAP ECC system to SAP S/4 HANA, which is a more modern SAP platform solution. Since this system uses SAP's cloud, updates will be periodic, ensuring a constantly updated environment with the latest corrections, solutions, and applications. The expected benefits are greater scalability, integration, and alignment with the company’s business processes.

Expansion of the Free Energy Market

According to the National Electric Energy Agency (‘ANEEL’) new regulations, taking effect by January 1, 2024, nearly 170,000 high and medium voltage consumer units will be allowed to migrate to the free energy market. To be able to address this future demand, CEMIG has started in March 2023 a project called ‘Projeto Varejista’ to adjust our CRM Salesforce, who has debuted the first e-commerce, from lead to contract and then invoice, to increase market share and improve customer services. As a result of this project, by the end of 2023 we had 1,000 new customer contracts signed.

In 2024, several SAP CCS modules had their processes adapted to receive new customers from the Free Energy Market. Among them, Billing and FI-CA (Contract Accounts Receivables & Payables) modules received most of the adjustments. The main goal was to bill free market medium voltage customers within the SAP/CCS system, fully integrated with the Salesforce CRM system.

ANNUAL REPORT AND FORM 20-F | 2024	84

The company ended 2024 leading the retail ‘Varejista’ segment of the Free Energy Market, reaching a volume of 121.7 MWm (average megawatts) sold in December. The data was released by the Electric Energy Trading Chamber (‘CCEE’).

The company's great experience in the Free Energy Market and product diversification as key factors for success in the retail segment. Several actions were taken combining Strategy, Marketing and IT Solutions with adoption of CRM Salesforce Energy & Utilities integrated with billing system SAP IS-U (‘CCS’).

Management Tools

From 2019 to 2022, we executed a project to install new IT products to improve engineering processes, based on the Cyme Platform (‘CYME’), provided by Cooper Power Systems, including installation and configuration of Gateway and Server modules.

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

In 2022, the CYME project was finished in that phase, by the deployment of all acquired modules.

In 2023 we initiated a new roadmap for the 2023 to 2026 phase including the acquisition of several new licenses or modules to be used by engineers or technicians, by offering these tools to engineering process automation and modernization.

Power Tribe – Digital Transformation Program for Training and Supporting the Developer Citizen

CEMIG launched the “Power Tribe” program, an initiative that aims to train users to develop their own applications, promoting the “Citizen Developer” concept – a means to incentivize autonomy inside the company and help users that are unfamiliar with software development to propose innovative solutions for the company’s day-to-day.

This program has currently over 600 participants in its community. This internal engagement was crucial to increase adoption of the technologies and to foster innovation inside the company. One of the main benefits was the significant reduction in manual errors in the company’s processes, such as the new employee admission process, which saw a decrease from 20% to 1.82% in the number of errors. Some processes that used to take over two hours of work to complete are now finishing in under 30 minutes, thanks to intelligent automation made possible by the platform.

For the future, the company has started already exploring A.I. uses and the implementation of Microsoft SharePoint Online, in the ECM CEMIG Project, as part of its digital transformation journey. company-wide hackathons are also being planned to incentivize collaborators participation and to promote continuous innovation.

ANNUAL REPORT AND FORM 20-F | 2024	85

Customer Relationship Channels

We have three major channels (Call Center, Face-to-face service and Digitals channels) of service for our customers in Minas Gerais. Customer service contact, whether of an emergency nature or to deal with service requests, can be made:

•         by our call center, which can handle an average of 40,000 telephone contacts a day, operating with an efficient electronic service through Interactive Voice Response (‘IVR’);

•         face-to-face service, at our Service Branches in the 774 cities of our concession area; or at our standalone self-service counters (‘totems’), offering 18 services;

•         using the Digital Channels, online, through three ways,

o         by CEMIG Atende Web – our Online Service Branch, on our website – offering 76 types of service or via ChatBot on our home page;

o         by WhatsApp and Telegram, offering 18 types of service each one;

o         by our CEMIG Atende smartphone app, for Android or iOS, which offers 20 services.

Maintenance and Repair Systems

The 12,030.40 miles of high voltage distribution lines in CEMIG D’s network, operating at from 34.5 kV to 230 kV, are supported by 58,739 structures, mainly made of metal.

The network of CEMIG GT has 3,145 miles of high voltage transmission lines, operating at from 230 kV to 500 kV, supported by 11,913 structures.

Most of the service interruptions to our distribution and transmission lines are the result of lightning, farm surface fires, vandalism, and wind. Distribution also suffers from corrosion to structures.

The entire high voltage transmission line system of CEMIG D is inspected once a year by helicopter, using a ‘Gimbal’ gyro-stabilized system with conventional and infrared cameras, allowing for simultaneous visual and thermographic (infrared) inspections. Land-based inspections are also made at intervals of between one and three years, depending on the characteristics of the line, such as time in operation, number of outages, type of structure, and the line’s importance to the energy system.

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

Insurance

We have insurance policies covering fire damages to owned or rented buildings, including their contents. Since January 8, 2023, the insurance for the building where our head office is located only covers its contents, as the insurance for the building was assumed by the owner of the building. Our operational risk insurance policy covers damages to the turbines, generators and transformers of our principal generating plants and substations caused by lightning, fire and explosion or risks such as equipment failure. We also have insurance policies covering damage to or caused by aircraft used in our operations. We do not have general third-party liability insurance to cover accidents, and we do not seek proposals for this type of insurance. There is, however, a possibility that we may contract this type of insurance in the future.

ANNUAL REPORT AND FORM 20-F | 2024	86

In addition, we do not seek proposals for, nor do we have insurance cover against major natural disasters that might affect our facilities, such as earthquakes and floods or failures of the operational system.

We do not have insurance coverage for the risk of interruption of business, which means that damages suffered by our company, and consequent damages suffered by our customers because of interruption in the supply of energy are in general not covered by our insurance and we may be subject to significant losses. See the Section “Item 3, Key Information-Risk Factors-Risks relating to CEMIG – We operate without insurance policies against natural disasters and third-party liability”.

We believe that, since we contract insurance against fire and operational risk, our insurance cover is at a level that is usual in Brazil for the type of business that we conduct.

C.                  Organizational Structure

The companies incorporated in Brazil described below are our major subsidiaries, jointly controlled and affiliates entities: (*)

ANNUAL REPORT AND FORM 20-F | 2024	87

* As of March 31, 2025

•         CEMIG’s main subsidiaries and jointly controlled entities and affiliates include the following:

•         CEMIG Geração e Transmissão S.A. (‘CEMIG GT’) – 100% owned: operates in energy generation and transmission;

•         CEMIG Distribuição S.A. (‘CEMIG D’) – 100% owned: operates in energy distribution;

•         Companhia de Gás de Minas Gerais (‘Gasmig’) – 99.57% owned: acquires, transports, distributes and sells natural gas;

•         SPEs of Lot D – 100% owned: Geração Camargos S.A., CEMIG Geração Itutinga S.A., CEMIG Geração Leste S.A., CEMIG Geração Oeste S.A., CEMIG Geração Salto Grande S.A., CEMIG Geração Sul S.A. and CEMIG Geração Três Marias S.A.; Lot D is comprised of 13 plants, previously owned by CEMIG, and an additional 5 plants, which belonged to other companies. On May 31, 2023, CEMIG Geração Salto Grande S.A. and CEMIG Geração Três Marias S.A. were merged into CEMIG GT. The aggregate installed generation capacity of these 18 plants is 699.57 MW;

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

D.                 Property, Plants, and Equipment

Our main assets are our power generation plants, transmission and distribution infrastructure. Our net book value of total property, plant and equipment and intangible assets, including our investment in certain consortium that operate energy generation projects, including projects under construction, was R$20,521 million on December 31, 2024 (R$18,505 million in 2023).

Generation and Transmission segment represented 23.45% of this net book value, Distribution segments represented 66.78% and Gas distribution system represented 9.75%.

Apart from our distribution and generation network, no single one of our assets produced more than 10% of our total revenues in 2023. Our infrastructure is adequate for our present needs and suitable for their intended purposes. We have rights of way for our distribution lines, which are our assets and do not revert to the landowner upon expiration of our concessions.

ANNUAL REPORT AND FORM 20-F | 2024	88

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

Subsequently, under the administration of Michel Temer (2016–2018), other changes were introduced in the sector by Provisional Act 735/16, enacted as Law 13,360/16, including a change of the bidding rules for energy generation, transmission and distribution concessions, and related services as well as addressing the renegotiation of hydrological risk. In addition, in 2017, a series of public consultations, which discussed proposals for modernization, and expansion of the Free Market in electric power supply with the industry (Public Consultation 33) began.

Under the administration of Jair Bolsonaro (2019 – 2022), the government proceeded with the studies proposed by public consultation 33, holding several workshops and meetings with agents to study the following topics: separation of energy contracts into capacity and energy contracts, pricing, definition of price limits and reduction of the spot price time base.

Subsequently under the Administration of Luís Inácio Lula da Silva (2023-present) the studies continued with public consultation MME 146/2022.

Main Regulatory Authorities

National Energy Policy Council – CNPE

In August 1997, the CNPE was created to advise the Brazilian president regarding the development and creation of the national energy policy. CNPE is presided over by the MME, and many of its members are officials of the Federal Government. CNPE was created to optimize the use of Brazil’s energy resources and to assure the supply of energy to the country.

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

ANNUAL REPORT AND FORM 20-F | 2024	89

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

Energy Sector Monitoring Committee – CMSE

Decree 5,175 enacted on August 9, 2004, established the Energy Sector Monitoring Committee, or CMSE, which acts under the direction of the MME. The CMSE is responsible for monitoring and permanently evaluating the continuity and security of energy supply conditions and for indicating necessary steps to correct identified problems.

Permanent Commission for Analysis of Methodologies and Computation Programs of the Electric Sector – CPAMP

Ordinance 47, enacted on February 19, 2008, created the Permanent Committee for Analysis of Methodologies and Computation Programs of the Electric Sector (‘CPAMP’), with the purpose of guaranteeing coherence and integration of the methodologies and computational programs used by MME, EPE, ONS and CCEE.

ANNUAL REPORT AND FORM 20-F | 2024	90

Ownership Limitations

On November 10, 2009, ANEEL issued Resolution 378, requiring it to notify the Economic Law Secretariat of the Ministry of Justice (‘SDE’) if it identifies any act that may cause unfair competition or may result in significant market control (under Article 54 of Law 8,884 enacted on June 11, 1994). After the notification, SDE must inform CADE. On November 30, 2011, Law 8,884 was revoked and replaced by Law 12,529, which terminated the SDE and replaced it with the Competition General Management Unit (‘Superintendência Geral’). Such unit, if necessary, will require ANEEL to analyze any such events, upon which CADE will decide if there should be any sanctions applied. Under Articles 37 and 45 of Law 12,529, these may vary from pecuniary penalties to dissolution or other disposition of the offending company.

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

The New Industry Model created two environments for the purchase and sale of energy: (i) the Regulated Market, in which distributors purchase through public auctions all the power they need to supply their customers; and (ii) the Free Market, to include all purchases of energy by non-regulated entities, such as free customers and trading companies. Distributors are allowed to operate only in the Regulated Market, whereas generators may operate in both, maintaining their competitive characteristics.

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

The New Industry Model eliminated self-dealing, forcing distributors to purchase energy at the lowest available price rather than from related parties. The New Industry Model exempted contracts executed prior to the enactment of the law, in order to provide regulatory stability for transactions carried out before it was enacted.

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

ANNUAL REPORT AND FORM 20-F | 2024	91

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

With the renewal of the hydroelectric power plant concessions, Contracts for the Physical Accounts Security (‘CCGF’) were created. These contracts consider 90% of the energy generated by the plants whose concessions were renewed in order to mitigate the hydrological risk. The execution of CCGF is mandatory and each distributor received an amount according to the assessment made by ANEEL.

ANNUAL REPORT AND FORM 20-F | 2024	92

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

Once a customer has opted for the Free Market, it may only return to the regulated system after giving its regional distributor five years’ notice. The distributor may reduce this term at its discretion. The aim of the extended notice period is to ensure that, if necessary, the distributor can purchase additional energy to supply the re-entry of free customers into the Regulated Market. Moreover, distributors may also reduce the amount of energy purchased according to the volume of energy that they will no longer distribute to free customers. State-owned generators may also sell energy to free customers, but unlike private-sector generators, they are obliged to do so through an auction process.

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

ANNUAL REPORT AND FORM 20-F | 2024	93

Limitations on Pass-Through

The New Industry Model also limits the pass-through of costs of energy to final customers. The Annual Reference Value corresponds to the weighted average of the energy prices in ‘A - 5’ and ‘A - 3’ auctions, calculated for all distributors, and creates an incentive for distributors to contract for their expected energy demands in the A - 5 auctions, where prices are expected to be lower than in A - 3 auctions. The Annual Reference Value is applied in the first three years of power purchase agreements from new power generation projects. After the fourth year, the energy acquisition costs from these projects will be allowed to be passed through in full. Decree 5,163/04 establishes the following limitations on the ability of distributors to pass through costs to customers:

•         No pass-through of costs for energy purchases that exceed 105% of regulatory demand;

•         Limited pass-through of costs for energy purchases made in an A–3 auction, if the volume of the acquired energy exceeds 2.0% of the demand found in A–5 auctions;

•         Limited pass-through of energy acquisition costs from new energy generation projects if the volume re-contracted through CCEARs of existing generation facilities is below a ‘Contracting Limit’ defined by Decree 5,163;

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

ANNUAL REPORT AND FORM 20-F | 2024	94

Rates

Electric energy rates in Brazil are set by ANEEL, which has the authority to adjust and review rates in accordance with applicable concession contracts and regulations. Each distribution company’s concession contract provides for an annual rate. In general, ‘Parcel A costs’ are fully passed through to customers. ‘Parcel A costs’ are the portion of the rate calculation formula which provides for the recovery of certain costs that are not within the control of the distribution company. ‘Parcel B costs’, which are costs that are under the control of the distributors, are adjusted for inflation in accordance with IPCA index. The average annual rate adjustment includes components such as the inter-year variation of Parcel A costs (‘CVA’) and other financial adjustments, which compensate for changes in the company’s costs, upward or downward, that could not be previously considered in the rate charged in the previous period.

Distribution concessionaires are also entitled to periodic reviews. Our concession agreements establish a five-year period between periodic reviews. These reviews mainly aim: (i) to ensure necessary revenues to cover efficient operating costs, determined by the grantor, and adequate return for investments deemed essential for the services within the scope of each company’s concession; and (ii) to determine the ‘X factor’, which is calculated based on the average productivity gains from increases in scale. The X factor is a result of three components: a productivity factor representing those productivity gains (‘Xpd’); the quality factor XQ, which punishes or rewards the distribution company depending on the quality of the service provided, and the factor Xt, which has the objective of reducing or increasing the regulatory operating costs during the five-year period between the rates reviews, to reach the level defined for the efficient operating cost determined by the grantor.

In 2011, ANEEL concluded the Public Hearing 040/2010, in which it dealt with the methodology for the third periodic review. To calculate the rate of return, ANEEL used the methodology of Weighted Average Cost of Capital (‘WACC’), which resulted in a yearly rate of 7.50% after tax, compared to the rate of 11.25% applied in the previous cycle. This rate of return was applicable to the investments made by CEMIG D until the next tariff cycle, which was conducted in 2018. After that, the new rate of return calculated by the grantor is 8.09% after tax.

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

ANEEL has also issued regulations governing access to the distribution and transmission facilities and establishing TUSD and the TUST. The rates to be paid by distribution companies, generators, and free customers for use of the interconnected power system are reviewed annually. The review of the TUST takes into account the RAP of transmission concessionaires under their concession contracts. For more detailed information on the rate-setting structure, see “Rates for the Use of the Distribution and Transmission Systems”.

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

ANNUAL REPORT AND FORM 20-F | 2024	95

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

In June 2021, those additional charges were adjusted in accordance with each flag as follows: the yellow flag was set to R$1.874 per 100 kWh, the red flag level 1 was set to R$3.971 per 100 kWh and the red flag level 2 was set to R$9.492 per 100 kWh. In August 2021, the Câmara de Regras Excepcionais para Gestão Hidroenergética (‘CREG’) created the water scarcity flag, set to R$ 14.20 per 100 kWh.

In July 2022, those additional charges were adjusted in accordance with each flag as follows: the yellow flag was set to R$2.989 per 100 kWh, the red flag level 1 was set to R$6.50 per 100 kWh and the red flag level 2 was set to R$9.795.

The green flag was in force throughout 2023 until July 2024, when the yellow flag was set. In August 2024 the flag was, once again, green. Then, in September, the red flag level 1 was set, followed by red flag level 2 in October. Yellow in November and, finally, back to green in December 2024. Starting from April 1, 2024, the values to be added to the energy application tariff - TE, will be R$18.85/MWh during the yellow tariff flag period, R$44.63/MWh during the red tariff flag level 1 period, and R$78.77/MWh during the red tariff flag level 2 period.

Acquisition of land

The concessions granted to CEMIG by the Federal Government assign to the concessionaire the acquisition of the lands in which the plants and substations will be implanted. Energy companies in Brazil must negotiate with each property owner to obtain the land needed for the implementation of the enterprise. However, if a concessionaire is unable to obtain the necessary land amicably, these lands may be acquired for use by the concessionaire through specific legislation. In cases of acquisition, through legal proceedings, the concessionaires may have to participate in negotiations regarding the value of compensation to owners and the resettlement of communities in legal proceedings. The company makes every effort to negotiate with the owners and affected communities before taking legal action.

ANNUAL REPORT AND FORM 20-F | 2024	96

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

Source: Banco de Informações de Geração (SIGA ANEEL – 02/17/2025)

By February 2025, Brazil had an installed capacity in the interconnected power system of 203.66 GW, 52% of which is hydroelectric, according to the ‘Matriz de Energia Elétrica’ (Electric Power Matrix) available at the Sistemas de Informação de Geração – ‘SIGA’, published by ANEEL. This installed capacity includes half of the installed capacity of Itaipu – a total of 14,000 MW owned equally by Brazil and Paraguay.

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

Historical Background

The Brazilian Constitution provides that the development, use and sale of energy may be undertaken directly by the Brazilian Federal Government or indirectly through the granting of concessions, permissions, or authorizations. Since 1995, the Brazilian Federal Government has taken several measures to restructure the power industry. In general, these have aimed to increase the role of private investment and eliminate restrictions on foreign investment, thus increasing overall competition in the power industry.

ANNUAL REPORT AND FORM 20-F | 2024	97

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

•         Establishment of public bidding processes for concessions for construction and operation of power plants and transmission facilities, in addition to the bidding process requirements under the Concessions Law and the Power Concessions Law, On March 15, 2004, the Brazilian Federal Government enacted Law 10,848, (or the ‘New Industry Model Law’), in an effort to further restructure the power industry, with the ultimate goal of providing customers with security of supply combined with fair rates. On July 30, 2004, the Brazilian Federal Government published Decree 5,163, governing trading rules under the New Industry Model Law, as well as the granting of authorizations and concessions for energy generation projects. These include rules relating to auction procedures, the form of power purchase agreements and the method of passing costs through to final customers.

ANNUAL REPORT AND FORM 20-F | 2024	98

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

Furthermore, it is under analysis in Congress the Bill of Law 622/2015, which establishes a deadline, defined in 2017, for the application of discounts not lower than 50% in tariffs for use of the transmission and distribution systems (TUST and TUSD) for projects using alternative energy sources such as solar, wind, biomass, and qualified cogeneration, as stated in Article 26 and paragraphs of Law 9,427/1996. In its status, the bill states that such discounts will stay valid for current grants, even if extended, and for future grants up to December 31, 2027. The bill also imposes on the Federal Government the obligation to create a market mechanism to encourage investments in low-carbon energy sources, to be implemented on January 1, 2027. Currently, Bill of Law 622/2015 is in the Infrastructural Services Commission, awaiting appointment of a rapporteur.

ANNUAL REPORT AND FORM 20-F | 2024	99

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

Rationing and Extraordinary Rate Increases

Conflicts of interest between CEMIG and other users of water

The operation of reservoirs for generation of energy by CEMIG requires it to assess the multiple uses of water by other users of the relevant river basin, and this in turn requires it to consider the applicability of several factors, including environmental factors, irrigation, waterways and bridges. In periods of severe drought, such as those of 2013 until 2019, 2021 and 2024, CEMIG was actively involved in monitoring and forecasting the levels of reservoirs and in maintaining a dialogue with public authorities, civil society and users. While CEMIG engages other essential users and considers societal interests with respect to its water use, competing interests with respect to the use of water could, subject to certain minimum limits established by law, affect the use of water in our operations, which in turn could affect our operating results or financial condition. Potential conflicts between CEMIG and other users are monitored through CEMIG’s active participation in River Basin Committees, and in the related Technical Boards and Working Groups, where users of water, organized civil society and public authorities are represented. CEMIG participates in 5 River Basin Committees of rivers under federal control, and 20 River Basin Committees of rivers under local State control. CEMIG also monitors news published in various media outlets, receives comments and complaints during the periods of floods or drought, and acts to resolve any conflicts with communities living in the river basins where it has hydroelectric plants.

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

ANNUAL REPORT AND FORM 20-F | 2024	100

Concessions

We conduct most of our activities in generation, transmission and distribution of energy through concession contracts executed with the Brazilian Federal Government. The Brazilian Constitution requires that all concessions for public services must be subject to competitive tenders. In 1995, in an effort to implement these provisions of the Constitution, the Federal Government instituted certain laws and regulations, collectively known as the Concessions Law, which govern bidding procedures in the energy sector.

Transmission:

On December 4, 2012, CEMIG signed the second amendment to transmission contract 006/97, which extended the concessions under such contract for 30 years, in accordance with PA 579, beginning on January 1, 2013. This resulted in an adjustment to the RAP from these concessions, reducing the revenue from those concessions. The Brazilian Federal Government has compensated us for the reduction of the RAP in part and, through Ministerial Order No. 120/2016, the Mining and Energy Ministry defined that the amounts referring to assets in commercial operation prior to 2000 that had not yet been compensated, would become part of the Regulatory Remuneration Base - BRR of electric energy transmission concessionaires and a revenue related to their remuneration would be calculated. From July 2017, the transmission companies began to receive revenue from these assets until these assets are effectively amortized.

Generation contracts:

In the years 2014 and 2015, Brazil experienced a severe drought culminating in further alterations to the regulatory framework, established by Provisional Act 688/15 and later converted into Law 13,203/2015. This law, among other measures, significantly altered Law 12,783/13, creating a mechanism of voluntary renegotiation of hydrological risks, since they affect the hydroelectric generation companies, and changing the rules for bidding for certain hydroelectric generation concessions. Subsequently, in 2016, other changes were introduced to the sector by Provisional Act 735/16, enacted as Law 13,360/16, which, among other measures, changed Chapter III of Law 12,783/13, which relates to bidding for energy generation, transmission, and distribution concessions.

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

On September 9, 2020, the Law 14,052 was issued, changing the Law 13,203/2015, and establishing new conditions for renegotiation of hydrological risk in relation to the portion of costs incurred due to the GSF, borne by the holders of hydroelectric plants participating in the MRE between 2012 and 2017, when there was a crisis in water sources.

ANNUAL REPORT AND FORM 20-F | 2024	101

The aim of this new law is to compensate the holders of hydroelectric plants participating in the MRE for non-hydrological risks caused by:

I.         Generation ventures classified as structural, related to bringing forward physical guarantee of the plants;

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

On December 1, 2020, ANEEL issued its Normative Resolution 895, which established the methodology for calculation of the compensation, and the procedures for renegotiation of hydrological risk. To be eligible for the compensations under Law 14,052, the holders of hydroelectric plants participating in the MRE are required to:

I.         Cease any legal actions which claim exemption from, or mitigation of hydrological risks related to the MRE;

II.       Relinquish any claims and/or further legal actions in relation to exemptions from or mitigation of hydrological risks related to the MRE; and

III.     Not to have renegotiated hydrological risk under Law 13,203/2015.

Based on Resolutions 2,919/2021 and 2,932/2021, released by ANEEL, the company's plants had the following concession terms extended:

Power plant	Capacity (MW)	Concession extension (days)	New Term of Concession
Emborcação	1,192	672	05/26/2027
Nova Ponte	510	750	08/12/2027
Irapé	399	934	09/19/2037
Três Marias	396	2,555	01/03/2053
Salto Grande	102	2,555	01/03/2053
Sá Carvalho	78	635	08/28/2026
Rosal	55	1,314	12/13/2035
Others	353	-	-

With the approval of Law 14,120/2021, which amended Law 13,203/2015, the Resolution No. 2,919/2021 also assured the right of reimbursement for the generation plants of Lot D. Their concession extension reached the maximum allowed (seven years/ 2,555 days).

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

ANNUAL REPORT AND FORM 20-F | 2024	102

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

Fuel Consumption Account – CCC

The Fuel Consumption Account (Conta de Consumo de Combustível, or ‘CCC’) was created in 1973 to generate financial reserves to cover the high costs associated with the use of thermoelectric energy plants, especially in the Northern Region of Brazil, due to the higher operating costs of thermoelectric plants compared to hydroelectric plants. All energy companies were required to contribute annually to the CCC. Annual contributions were calculated based on estimates of the cost of fuel needed by the thermoelectric energy plants in the following year. The CCC was then used to reimburse generators operating thermoelectric plants for a substantial portion of their fuel costs. Starting in 2013, CCC's expenditures are included in the annual budget of the CDE. Eletrobrás managed the CCC and, as of May 2017, it has been managed by CCEE pursuant to Law 13,360/2016.

Charge for the Use of Water Resources

Apart from Small Hydroelectric Plants, all hydroelectric utilities in Brazil must pay fees to Brazilian states and municipalities for the use of hydrological resources. The amounts are based on the amount of energy generated by each utility and are paid to the states and municipalities where the plant or the plant’s reservoir is located.

ANNUAL REPORT AND FORM 20-F | 2024	103

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

Any imbalance between the power generated and the Assured Energy is covered by the MRE. In other words, the MRE reallocates the energy, transferring a surplus from those who generated more than their Assured Energy to those who generated less than their Assured Energy. The volume of energy generated by the plant, either more or less than the Assured Energy, is priced pursuant to an ‘Energy Optimization Rate,’ which covers the operation and maintenance costs of the plant. This additional revenue or expense is accounted monthly by each generator.

The MRE is efficient in mitigating the risks of individual plants that have adverse hydrological conditions in a river basin, but it fails in mitigating this risk when low hydrological levels affect the whole grid, or large regions of it. In extreme conditions, even with the MRE, the aggregate generation of the whole system will not attain the levels of the total Assured Energy, and hydrological generators may be exposed to the spot market. In these conditions, the shortage in hydro resources will be compensated by greater use of thermal generation, and spot prices will be higher.

ANNUAL REPORT AND FORM 20-F | 2024	104

In 2014, Brazil was subject to very adverse hydrological conditions, which resulted in a lower level of hydroelectric generation, and on the full utilization of thermoelectric plants of the system, as noted above. This led the plants of the MRE to generate at levels below their physical guaranteed levels, causing an exposure for the generation companies to the short-term market. The proportion of the exposure is calculated by the ratio between the energy generated by all the plants of the MRE and the total of all the physical guarantees. This ratio is called the Generation Scaling Factor (‘GSF’) (Fator de ajuste da energia). In 2014, the GSF was 0.91, which indicates that the generation companies had their physical guarantee reduced by 9% in that year. In 2015, this exposure continued to occur, despite of a slightly better hydrology, but with the continued thermal dispatch and lower energy consumption the GSF closed the year at 0.84.

During 2015, the low values of GSFs along with high spot prices again left producers of hydroelectric generation with high financial exposure. Thus, starting in March 2015, generators began to obtain court injunctions to prevent such exposure. Such injunctions claimed that the GSF’s calculation methodology was incorrect and that it caused undue exposure to producers. From March to September, there was an exponential increase in the number of injunctions issued, which led to a paralysis of the market. In order to address this condition, the Brazilian Federal Government proposed (by means of Provisional Act 688) the renegotiation of the hydrological risk, enabling generators with Free Market contracts to transfer the exposure to customers in exchange for a risk’s premium payment to be deposited in the so-called tariff band deposit account (the tariff band surcharges are deposited in such account and transferred to the distribution concessionaires) and would be indemnified for the losses suffered in 2015 by means of, among other measures, an extension of their power generation grants (concessions or authorizations, as the case may be) for up to 7 years. In other words, hydroelectric power plants would recover the costs incurred with GSF deficits retroactively to January 2015, and such recovery would form a ‘regulatory asset,’ which would be amortized over the term of the concession/authorization.

If the remaining concession/authorization period is insufficient (i.e. not long enough to amortize the regulatory asset), generating companies would have a concession/authorization extension (limited to 7 years). To be able to use the mechanism the companies must waive all claims filed and all injunctions obtained, as well as waive any further rights they would have in connection with any such legal action. This mechanism enabled plants with contracts signed in the regulated market and the free market to renegotiate them. However, the system and mechanism for renegotiating are different in the two markets. In both, this mechanism functions as a hedge, in which the generators bear the high cost of reserve of energy, and they receive the amount stipulated by the spot market price for their generation.

In the Free Market, the system did not have the same acceptance levels that were present in the regulated market, since the value of the risk premium was too high and, to hedge their GSF exposure, the generation companies would have to acquire reserve energy contracts. For these reasons and considering that there are other alternatives available in the free market to mitigate the hydrological risks, generation companies deemed the voluntary negotiation inefficient. Consequently, acceptance of the mechanism by the regulated market was 90%. However, it was not accepted by the free market.

ANNUAL REPORT AND FORM 20-F | 2024	105

In 2024, the average GSF stood at 0.87 still impacted by a hydrological condition below the historical average and lower reservoir levels. The chart below presents the average price and GSF for the periods shown:

PLD – Spot Price (Preço de Liquidação de Diferenças, or ‘PLD’)

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

Law 9,427/96 defines the application of discounts not lower than 50% in tariffs for use of the distribution and transmission systems (TUSD and TUST) for projects using alternative energy sources such as solar, wind, biomass and qualified cogeneration, as stated in its article 26 and paragraphs.

ANNUAL REPORT AND FORM 20-F | 2024	106

TUST

The TUST is paid by generators, distributors, and free customers, for the use of the basic transmission grid to which they are connected. It is adjusted annually according to an inflation index and considering any adjustment to the annual revenue of the transmission companies. According to criteria established by ANEEL, owners of the different parts of the transmission grid were required to transfer the coordination of their facilities to the ONS in return for receiving regulated payments from the transmission system users. Generation and distributors, and free customers, also pay a fee for exclusive transmission connections to some transmission companies. The grantor sets the fee for a 12-month period and it is paid monthly through the issuance of invoices.

As mentioned above, this tariff may suffer changes regarding the application of discounts for generators using the low-carbon energy sources defined in Article 26 and paragraphs of Law 9,427/1996.

Distribution rates

Distribution rates are subject to review by ANEEL, which has the authority to adjust and review rates in response to changes in energy purchase costs, charges payments or transmissions payments, or other factors related to market conditions. ANEEL divides the costs of all distributors into: (1) costs that are beyond the control of the distributor, or ‘Parcel A’ costs; and (2) costs that are under the control of the distributor, or ‘Parcel B’ costs. The rate adjustment is based on a formula that considers the division of costs between the two categories.

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

Item 4A. Unresolved Staff Comments

Not Applicable.

ANNUAL REPORT AND FORM 20-F | 2024	107

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the Company’s consolidated financial statements and the related notes as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022, contained elsewhere in this annual report. See Item 18: “Financial Statements.” This discussion intends to provide the reader with information that will assist in understanding the Company’s financial statements, the changes in certain key items in those financial statements from period to period and the primary factors that accounted for those changes. It also discusses certain performance metrics that management uses to assess the Company's performance. Additionally, the discussion in this section provides information about the financial results of each of the Company's business segments in order to provide a better understanding of how each of those segments and their results of operations affect the financial position and results of operations of the Company as a whole. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The Company’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information” or in other parts of this annual report.

The financial information discussed below has been derived from the consolidated financial statements which have been prepared and presented in accordance with IFRS Accounting Standards.

Basis of Preparation

Statement of compliance

On April 30, 2025, the Company’s Audit Committee authorized the issuance of the consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022.

Operating Segments

The operating segments of the Company and its subsidiaries reflect their management and their organizational structure, in which the Company’s chief operating decision maker (‘CODM’) evaluates the operating segments performance and monitor its results.

ANNUAL REPORT AND FORM 20-F | 2024	108

The segment information is disclosed separately into the following 6 reportable segments:

Generation: Comprises production of energy from hydroelectric, wind and solar facilities, being characterized for the sale of the energy produced by the Company itself in the Regulated Market (‘ACR’); under physical guarantee quotas; and to the segment of Trading.

Transmission: Comprises construction, operation and maintenance of transmission lines and substations.

Trading: Comprises the sale of energy to free customers and the provision of related services. To serve the market, the trading segment buys energy from the Generation segment, and/or from parties outside the CEMIG Group.

Distribution: comprises the distribution and sale of energy to captive customers, and the operation and maintenance of infrastructure and related services.

Gas: this business segment includes commercial operation of industrial, institutional and residential distribution and sale of piped gas in the State of Minas Gerais.

Investees: Comprises management of the equity interests in jointly controlled entities, in line with the Company’s business strategies. The results of CEMIG, through its holding activities, and of the subsidiary CEMIG Sim are also included in this segment.

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

In general, rates on energy that we purchase are determined by reference to the capacity contracted for as well as the volumes actually used.

ANNUAL REPORT AND FORM 20-F | 2024	109

The following table sets forth the average rate (in Reais per MWh) and volume (by GWh) components of energy sales for the periods indicated. The term ‘average rate’ refers to revenues for the relevant class of customers divided by the MWh used by such class and does not necessarily reflect actual rates and usage by a specific class of end-users during any particular period.

Year ended December 31,	2024	2023	2022
Energy sales:
Average rate to final customers (R$/ MWh)
Residential rate	898.82	892.66	903.10
Industrial rate	301.74	326.35	329.10
Commercial rate	560.33	666.81	687.17
Rural rate	706.54	730.66	662.79
Public services rate and other	756.16	663.40	613.96

Total sales to final customers (GWh)
Residential customers	14,430	12,092	11,217
Industrial customers	17,820	18,088	18,204
Commercial customers	11,802	9,469	8,957
Rural customers	3,578	3,063	3,093
Public services and other customers	2,924	3,057	3,394
Average rate (R$/ MWh)	587.47	595.97	587.65
Total revenues (R$ million)	29,699	27,277	26,365

Sales to concession holders:
Volume (GWh)	17,192	17,328	16,777
Average rate (R$/ MWh)	261.75	241.40	232.10
Total revenues (R$ million)	4,500	4,183	3,894

ANNUAL REPORT AND FORM 20-F | 2024	110

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

On May 21, 2024, ANEEL approved a readjustment which had an average effect of 7.32%. Such rate was effective starting May 28, 2024 and it will remain the same until May 27, 2025. Such updating had the following components: (i) an increase of 2.45% because of withdrawal of financial components of the previous process; (ii) an increase of 2.78% because of the financial components of the current process; and (iii) an increase of 2.09% related to the tariff adjustment index.

The average annual tariff adjustments of CEMIG D in 2024, 2023 and 2022, and the revisions of their respective components were as follows:

	2024	2023	2022
Average Effect to Be Perceived by Consumers	7.32%	13.27%	8.80%
Components
Effect of Withdrawal of Financial Components of the Previous Process	2.45%	10.10%	9.45%
Effect of the Financial Components of the Current Process	2.78%	(2.58)%	(9.32)%
Tariff Adjustment Index	2.09%	5.75%	8.67%

Transmission Rates

The regulatory model of Transmission rate is the Revenue-Cap. There are two types of updates of the annual transmission revenue. The periodic tariff review, that occurs each five years, and the Annual readjustment, which occurs in every year.

In 2024, the Periodic Tariff Review – RTP – processes of the RAP took place for contracts 006/1997 and 079/2000. In the case of contract 006/1997, the review should have occurred in 2023, but its postponement was determined by ANEEL Order No. 402/2023. Thus, for 2024, the ordinary process of Annual Readjustment of the RAP took place together with Periodic Tariff Review for both the transmissions companies.

ANNUAL REPORT AND FORM 20-F | 2024	111

The total of the RAPs of CEMIG GT for the 2024–2025 cycle – for Concession Contracts 006/1997, 079/2000, 004/2005 and 006/2011 – was R$1,243 million. Further to the amounts of the RAPs, Adjustment Components (Parcelas de Ajuste, or ‘Pas’) in the amount of R$115 million were ratified for these concessions. In the previous cycle, the RAPs of these concession contracts totaled R$1,179 million, and the PA was equivalent to a negative item of R$10.4 million. The upper figure for RAP and the Adjustment Components (Parcela de Ajuste) in 2024–2025 reflect reevaluation of the incremental asset base in the periodic review, and recognition of new reinforcements. In the 2024–2025 cycle, the permitted annual revenue for Concession Contract 06/1997 was equivalent to R$1,162 million, compared to R$1,097 million related to the previous cycle, an increase of R$65 million. The IPCA inflation index applied in the adjustment of RAP was equivalent to 3.93%. The amount of the Adjustment Component ratified for this contract in the 2024–2025 cycle was positive and equivalent to R$118 million, reflecting the revaluation of incremental assets and the recalculation of revenue from these assets since their entry into commercial operation, in accordance with the current methodology for reviewing the periodic revenue from these assets.

The RAP of CEMIG GT Itajubá (Concession Contract 079/2000) was R$43 million, an increase of 0.2% in the 2024–2025 cycle from the previous period. The IGPM inflation, contract index, was negative in R$1.5 million, but the increase in revenue was due to the positive effect of incremental assets that underwent tariff review in 2024.

CEMIG also holds the concession of Centroeste, with Concession Contract 004/2005, for which the RAP in the 2024–2025 cycle was equivalent to R$26 million, reduction of 13.67% compared to the previous cycle, mainly reflecting the effect of the reduction in revenue in the 16th year, defined in the concession contract to occur on 03/25/2025, that is, within the 2024-2025 cycle, in addition to the effect of the negative IGPM, the RAP readjustment price index of this contract. The amount of the Adjustment Component ratified for this contract in the 2024–2025 cycle was negative and equivalent to R$1.3 million.

The Sete Lagoas Transmissora de Energia (‘SLTE’), which holds the Concession Contract 006/2011 SLTE, was a RAP for the 2024–2025 cycle equivalent to R$11.2 million, an increase of 29.3%, increase upper to the IPCA inflation, the contractual index, reflecting the entry into operation of new works throughout the 2023-2024 cycle and recognized in the readjustment of the 2024-2025 cycle. The Adjustment Component of this contract was positive and equivalent to R$0.23 million.

Exchange Rates

Substantially all of our revenues and operating expenses are denominated in Reais. The subsidiary CEMIG D is exposed to the risk of appreciation in exchange rates, with effect on suppliers (energy purchased from Itaipu) and cash flow. Foreign exchange gain or loss and monetary variation gain or loss may affect our results of operations in periods in which there are wide swings in the value of the Real relative to the U.S. dollar or high inflation. The risk exposure of CEMIG Group is mitigated by the account for compensation of variation of parcel A items (CVA).

ANNUAL REPORT AND FORM 20-F | 2024	112

Year Ended December 31, 2024 compared to the Year Ended December 31, 2023

Consolidated

Net revenue

Net revenue increased by 8.06% to R$39,820 million in 2024 from R$36,850 million in 2023, as follows.

(in millions of R$)	2024	2023	Var R$	Var %
Revenue from supply of energy	34,341	31,671	2,670	8.43
Revenue from use of the electricity distribution systems – TUSD	5,134	4,417	717	16.23
CVA (compensation for changes in ‘Parcel A’ items) and Other financial components	423	(213)	636	(298.59)
Financial component arising from PIS/Pasep and Cofins taxes refunded to customers– realization	513	1,909	(1,396)	(73.13)
Transmission revenue
Transmission operation and Maintenance revenue	383	373	10	2.68
Transmission construction revenue	425	242	183	75.62
Interest revenue arising from the financing component in the transmission contract asset	433	524	(91)	(17.37)
Generation indemnity revenue	86	93	(7)	(7.53)
Distribution Construction revenues	4,712	3,899	813	20.85
Adj expectation of cash flow from indemnifiable financial asset of the distribution concession	104	149	(45)	(30.20)
Revenue on financial updating of the Concession Grant Fee	447	412	35	8.50
Energy transactions on the CCEE	92	146	(54)	(36.99)
Mechanism for the sale of surplus	-	(4)	4	(100.00)
Supply of gas	3,919	4,139	(220)	(5.32)
Fine for violation of service continuity indicator	(157)	(139)	(18)	12.95
Other revenue	2,906	2,316	590	25.47
Deductions on revenue	(13,941)	(13,084)	(857)	6.55
Net revenues	39,820	36,850	2,970	8.06

Revenue from supply of energy

Total revenue from energy sold to final customers in 2024 was R$34,341 million, or 8.43% higher than the figure for 2023 of R$31,671 million. The main items that affected total revenue from energy sold to final customers were an increase of 10.45% GWh (or R$2,422 million) of energy sold to final customers year-on-year with an increase of 8.43% (or R$261.75 per MWh) in the Average rate to final customers.

On May 10, 2024, ANEEL ratified the result of the Annual Tariff Adjustment of CEMIG D, to be in effect up to May 27, 2025, with average effect perceived by customers of 7.32% – its components included average increases of: 8.63% for high-voltage customers, and 6.72% for customers connected at low voltage. For residential customers connected at low voltage, the average increase was 6.70%.

This result reflects: (i) upward adjustment in the cost items of Portions A and B, calculated as specified by the Tariff Regulation Procedures, for the formation of the revenue applied for; (ii) inclusion of the financial components calculated in the current tariff adjustment for offsetting over the subsequent 12 months; and (iii) withdrawal of the financial components established in the previous tariff process, which were in force until the date of the current adjustment.

ANNUAL REPORT AND FORM 20-F | 2024	113

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

As illustrated in the table below, the total volume of energy sold by CEMIG in 2024 increased by 7.36% as compared to 2023:

GWh (1)	2024	2023	Var %
Residential	14,430	12,092	19.34
Industrial	17,820	18,088	(1.48)
Commercial, Services and Others	11,802	9,469	24.64
Rural	3,578	3,063	16.81
Public Authorities	1,031	956	7.85
Public Lighting	973	1,056	(7.86)
Public Service	920	1,045	(11.96)
Subtotal	50,554	45,769	10.45
Own Consumption	30	30	—

	50,584	45,799	10.45
Wholesale supply to other concession holders	17,192	17,328	(0.78)

Total	67,776	63,127	7.36

(1)    Includes Sale Contracts in the Regulated Market (CCEARs – Contratos de Comercialização de Energia no Ambiente Regulado) through the Surplus and Deficits Offsetting Mechanism (MSCD: Mecanismo de Compensação de Sobras e Déficits), sales on the Free Market, and the revenues from management of generation assets (GAG – Gestão de Ativos da Geração) for the 18 hydroelectric plants of Lot D of Auction no 12/2015.

The main variations in energy supply are described below:

Residential: Increase of 19.34% in 2024 compared to 2023, mainly, due to: (i) an increase of 3.00% in the number of consumers; (ii) increase of 2.10% in average monthly consumption per consumer (133.1 kwh/month in 2024 compared 130.4 kWh/month in 2023); (iii) higher than average temperatures and (iv) improvement in economic indicators related to income and employment in Minas Gerais.

Commercial, Services and Others: Increase of 24.64% in 2024 compared to 2023, is mainly related to the increase of 19.9% in the use of the network by free customers.

Public Authorities: Increase of 7.85% of energy billed for the public power class, mainly due to an increase in the number of customers (4.4% compared to the prior year).

Public service: Total energy billed to public service was 11.96% lower in 2024 than 2023, mainly due to the migration of customers from the captive market to the Free Market.

Public Lighting: Decrease of 7.86% in 2024 compared to 2023, mainly due to replacing incandescent bulbs with Light Emitting Diode (or, ‘LED’) bulbs.

Industrial: Decrease of 1.48% in the amount of energy billed to industrial consumers, due to the migration of customers from the captive market to the free market.

ANNUAL REPORT AND FORM 20-F | 2024	114

Revenue from Use of Distribution Systems (the TUSD charge): This is revenue from charging Free Customers the Tariff for Use of the Distribution System (TUSD) on the volume of energy distributed. In 2024, this revenue was R$5,134 million, compared to R$4,417 million in 2023, an increase of 16.23% year-on-year.

This variation was mainly due to an increase of 18.60% in the use of the network by Free Clients in the Commercial category, and 4.95% in the Industrial category in 2024 compared to 2023, and, in addition to the CEMIG D’s annual tariff adjustment.

	GWh
	2024	2023	2022
Industrial	22,035	20,997	20,666
Commercial	2,415	2,036	1,761
Rural	77	46	40
Public Services	597	439	13
Public authorities	7	2	3
Concessionaires	329	318	301
Total energy transported	25,460	23,838	22,784

CVA (compensation for changes in ‘Parcel A’ items) and Other financial components: CEMIG D recognizes the difference between actual non-controllable costs (in which the CDE, and energy purchase for resale, are significant components) and the costs that were used as the basis of decision of the rates charged to customers. The amount of this difference is passed through to customers in CEMIG D’s next tariff adjustment. In 2024, this represented a revenue of R$423 million, compared to the expense of R$213 million in 2023. This variation is mainly due to an increase in costs with energy acquired in auctions in the regulated environment and a lower realization of the financial components that are passed on in the tariff. For more details see Note 12.3 to the consolidated financial statements.

Financial component arising from PIS/Pasep and Cofins taxes refunded to customers– realization: In May 2024, CEMIG D concluded the return of the amounts relating to the refund of PIS/Pasep and Cofins credits to customers, which had been returned as from the tariff reviews. Thus, the adjustment in revenue relating to the realization of this refund occurred until the second quarter of 2024, in the amount of R$513 million in 2024 compared to R$1,909 million in the prior year. For more details, see Note 19 to the consolidated financial statements.

Distribution construction revenue: increased by 20.85%, R$4,712 million in 2024 compared to R$3,899 million in 2023, related to the infrastructure of the energy and gas distribution. This increase is mainly due to the following factors:

•         Increase in the number and volume of works being undertaken, mainly in distribution networks, under CEMIG’s Distribution Development Plan (PDD). The distribution construction revenue was R$4,378 million in 2024, compared to R$3,601 million in 2023.

•         Increase in the volume of works being undertaken by Gasmig, in line with the Cento-Oeste Project, which is expected to build an additional 300 km of gas pipelines. In 2024, construction revenue was R$334 million, compared to R$298 million in 2023.

ANNUAL REPORT AND FORM 20-F | 2024	115

These revenues are fully offset by construction costs, in the same amount, and corresponds to CEMIG D's and Gasmig’s investment in the year in concession assets.

Transmission concession revenue: Revenues from the construction, reinforcement and improvement of infrastructure amounted to R$425 million in 2024, compared to R$241 million in 2023, representing an increase of 76.35%. The variation is mainly due to the higher volume invested in reinforcement and improvement works and the implementation of the LT 230 kV Governador Valadares 6 - Verona. In addition to the increase in volume, there was also a higher mark-up on the cost of the works invested in 2024.

Revenue from supply of gas: Revenue from supply of gas decreased by 5.32% to R$3,919 million in 2024 compared to R$4,139 million in 2023, mainly due to a decrease in the volume sold in 2024, caused by the slowdown in exports of products from the mining industry to foreign markets, especially the metallurgical segment.

Deductions from Revenue: Taxes and charges applied to revenue in 2024 were R$13,941 million, or 6.55% higher than in 2023 (R$13,084 million). This increase is substantially due to an increase in revenue compared to the prior year.

Operating costs and expenses

Operating costs and expenses in 2024 were R$33,360 million, comprised of R$31,664 million of costs and R$1,696 million of expenses, which represents an increase of 10.97% as compared to 2023 (R$30,061 million, of which R$28,466 million of costs and R$1,595 million of expenses).

The following table illustrates the components of operating costs and expenses in 2024 and 2023 expressed as a percentage of net revenues:

in millions of R$	2024	Net revenues (%)	2023	Net revenues (%)	Var. (%)
Energy purchase for resale	(16,695)	41.93	(14,648)	39.75	13.97
Infrastructure construction costs	(5,002)	12.56	(4,072)	11.05	22.84
Charges for use of the national grid	(3,156)	7.93	(2,937)	7.97	7.46
Outsourced services	(2,142)	5.38	(1,902)	5.16	12.62
Gas purchased for resale	(2,127)	5.34	(2,237)	6.07	(4.92)
Personnel	(1,399)	3.51	(1,308)	3.55	6.96
Depreciation and amortization	(1,376)	3.46	(1,274)	3.46	8.01
Post-employment benefits	(484)	1.22	(591)	1.60	(18.10)
Expected credit losses (ECL)	(175)	0.44	(175)	0.47	-
Employees’ and managers’ profit sharing	(172)	0.43	(157)	0.43	9.55
Materials	(135)	0.34	(140)	0.38	(3.57)
Impairment	(46)	0.12	-	-	-
Reversal of provision for doubtful with related party – Renova	-	-	(1)	-	-
Reversal (recognition) of operating provisions	28	0.07	(434)	1.18	-
Reversal of provision with related party	58	0	-	-	-
Other operating expenses	(537)	1.35	(185)	0.50	190.27
Total operating costs and expenses	(33,360)	83.78	(30,061)	81.58	10.97

ANNUAL REPORT AND FORM 20-F | 2024	116

The following are the main variations in operating costs and expenses between 2024 and 2023:

Energy purchased for resale

Expenses due to energy purchased for resale in 2024 were R$16,695 million, compared to R$14,648 million in 2023, representing an increase of 13.97%. The main factors contributing to such an increase were:

(i)         Expenses on energy acquired in regulated market auctions increased by 15.84%, totaling R$4,564 million in 2024, as compared to R$3,940 million in 2023, due to a reflection of the annual contractual readjustments, indexed by the IPCA, and the new contracts;

(ii)       The expenses on distributed generation (‘geração distribuída’) acquired were R$3,239 million in 2024, compared to R$2,331 million in 2023, an increase of 38.95%. This reflects the higher number of generation units installed (301,804 in December 2024, compared to 249,241 in December 2023); and the higher volume of energy injected into the grid (6,116 GWh in 2024, compared to 4,720 GWh in 2023); and

(iii)     In 2024, the total cost of spot market energy was 141.42% higher, mainly due from (i) the higher cost associated with hydrological risk, caused by low hydrology in 2024; and (ii) 21% lower revenue from settled energy, impacted by the modulation of the hourly Price of Settlement of Differences (PLD – Preço da Liquidação das Diferenças). This total cost in 2024 was R$1,154 million, compared to R$478 million in 2023.

This increase was offset by the higher PIS/Pasep and Cofins credits in 2024, that was a credit of R$1,326 million in 2024, compared to a credit of R$1,223 million in 2023, representing an increase of 13.97%.

Charges for use of the national grid

Charges for use of the national grid in 2024 were R$3,156 million, compared to R$2,937 million in 2023, representing an increase of 7.46%. This cost refers to the charges due by the agents of distribution and generation, due to the use of the facilities and components of the basic network, as well as the electric system, and the amounts to be paid and/or received by the Company are defined by means of a resolution by ANEEL.

This is a non-manageable cost, and the difference between the amount considered as a reference for tariff definition and the costs actually incurred is offset in the subsequent tariff adjustment. For more information, please refer to explanatory note No. 13b to the consolidated financial statements.

Gas purchased for resale

In 2024 the Company reported expense of R$2,127 million on acquisition of gas, 4.92% less than in 2023 of R$2,237 million, mainly, due to a decrease in the volume sold in 2024, caused by the slowdown in exports of products from the mining industry to foreign markets, especially the metallurgical segment.

Post-employment benefits

The impact of the Company's post-employment benefits on 2024 operating income was an expense of R$484 million compared to an expense of R$591 million in 2023.

The reduction in post-employment benefit expenses to R$484 million in 2024 from R$591 million in 2023 is primarily attributable to the introduction and subsequent adoption of the Premium Plan. This new health plan, which has been voluntarily elected by a significant number of active employees, does not extend coverage to employees’ post-employment. As a result, this transition has substantially decreased the Company's long-term liabilities associated with post-employment health benefits.

Furthermore, these post-employment benefit expenses encompass a variety of other benefits beyond health insurance, which include dental insurance, pension plans, and other related benefits. The overall reduction in expenses reflects not only the changes in health plan coverage but also the Company's ongoing initiatives to manage and optimize its post-employment benefit obligations comprehensively.

ANNUAL REPORT AND FORM 20-F | 2024	117

Outsourced services

The expense for outsourced services was R$2,142 million in 2024, compared to R$1,902 million in 2023, representing an increase of 12.62%. The main factors that explain this increase are:

(i)           Increase of 6.67% on expenses on inspection of consumer unit, at R$48 million in 2024 compared to R$45 million in 2023, reflecting the higher volume of inspections made in 2024.

(ii)         Increase of 31.62% on the expenses on cleaning of power line pathways, at R$154 million in 2024, compared to R$117 million in 2023, and increase of 48.28% on expense on tree pruning, at R$86 million in 2024, compared to R$58 million in 2023. Both variations are due to increased execution of these services, as part of the effort to avoid outages and/or reduce their duration when they do occur.

(iii)       The increase in outsourced services was offset by a decrease of 17.24% on expense with disconnection and reconnection, of R$72 million in 2024 compared to R$87 million in 2023. This is mainly the result of: (i) using more advanced technologies in programming the targets, and (ii) increasing the number of remote-reading smart meters, enabling disconnection and reconnection to be done remotely.

Operating provisions

Reversal of provision with related party

Aliança Geração is private limited entity created by CEMIG GT and Vale S.A. to become a platform for consolidating generation assets held by the parties in generation consortia and investments in energy generation projects. On March 27, 2024, a share purchase agreement was signed for the sale to Vale S.A. of the equity interest held by CEMIG GT in Aliança Geração. On August 13, 2024, the sale process to Vale S.A. was concluded.

CEMIG GT had contractual obligations to Aliança Geração, previously its investee, corresponding to contingencies resulting from events prior to closing of the transaction which is related to the initial investment of assets by CEMIG and Vale S.A. in the capital of Aliança Geração. On August 13, 2024, with the completion of the sale, Vale and CEMIG GT jointly signed an agreement to terminate and discharge these contingencies. This resulted in a reversal, in August 2024, in the amount of R$58 million.

Impairment

In 2024, CEMIG GT recognized an impairment, in the amount of 100% of the goodwill, of R$41 million, that had been posted for the investment in Aliança Norte. This loss was calculated by determining the share in the asset's recuperable value, generated by the operation of the Belo Monte hydroelectric plant. The recoverable value was calculated based on the value in use, by the discounted cash flow method, using the weighted average cost of capital (WACC) as the discount rate.

ANNUAL REPORT AND FORM 20-F | 2024	118

Net finance income (expense)

Net finance expense totaled R$521 million in 2024, compared to net finance expenses of R$379 million in 2023, representing an increase of 37.42%. This variation is mainly associated with the following factors:

(i)          Appreciation of the dollar against the Real in 2024, of 27.91%, compared to a depreciation of 7.21% in 2023, generating expenses of R$464 million in 2024, compared to revenue of R$277 million in 2023;

(ii)         An increase of 67.57% in loans and debentures monetary updating expenses, of R$248 million in 2024, compared to R$148 million in 2023. This variation is mainly due to the contracting of the 10th and 11th issue of debentures by CEMIG D, which increased the amount of the Company's debt and, consequently, the monetary variation expense. In addition to the impact of the variation in the IPCA, the main index used for monetary restatement of the Company's debts, which showed a variation of 4.83% in 2024, compared to a variation of 4.62% in 2023; and

(iii)       Monetary updating of CVA: The variation in net income due to monetary updating of CVA and Other financial components in 2024 was a financial revenue of R$16 million, compared to a financial revenue of R$76 million in 2023. This variation is basically due to the lower amount attributed to items that are financially restated, approved in the 2024 tariff readjustment, compared to the value of these items in the 2023 tariff readjustment.

These facts were partially offset by:

(iv)       the fair value of the financial instrument contracted to protect the risks related to the Eurobonds recorded revenue in 2024, in the amount of R$147 million, compared to the expense in the amount of R$177 million in 2023. The variation is mainly due to the increase in the interest curve in relation to the expected growth in the dollar rate against the Brazilian Real. In addition, in December 2024, these instruments were settled in the amount of R$2.309 million (US$381 million), with a positive result of R$521 million; and

(v)         Increase in 2024 in net financial revenue with the tax credits monetary update related to PIS/Pasep and Cofins resulting from the exclusion of ICMS from its calculation base, amounting to R$392 million in 2024, compared to an expense of R$41 million in the previous year. In May 2024, a write-down was effected on the remaining liability balance of “amounts to refund to consumers”, which were settled via tariff reviews, reducing the basis for their calculation. More details in Note 19 to the consolidated financial statements.

Income Tax and the Social Contribution

Income tax was an expense of R$2,239 million in 2024, compared to an expense of R$1,084 million in 2023 and income before income tax and social contribution in 2024 of R$9,358 million compared to R$6,851 million in 2023, thus the variation identified between the periods related to an increase in income before income tax and social contribution tax of 36.58% which is mainly related to the recognition of tax effects on (i) the Periodic Tariff Review of the RAP; and (ii) the gain on sale of the Company’s stake in Aliança Geração.

By segment

Distribution

In 2024 the Distribution segment represented net income of R$2,204 million, compared to R$1,611 million in 2023, representing an increase of 36.81%. The main variations are presented below:

ANNUAL REPORT AND FORM 20-F | 2024	119

Net revenue: In 2024 our distribution net revenue was R$26,617 million compared to R$23,348 million in 2023, representing an increase of 14%, mainly due to:

•         gross energy supply revenue was R$24,594 million in 2024 compared to R$21,551 million in 2023, representing an increase of 14.12%. This variation is mainly due to the increase in energy supply to residential customers, resulting from: (i) increase in the number of customers; (ii) increase in average monthly consumption per consumer; (iii) higher temperatures, and (iv) improvement in the economic scenario;

•         revenue from the use of the network - free consumers increase of 16.22% to R$5,169 million, compared to R$4,448 million in 2023 referring to the tariff for the use of the distribution system (TUSD), arising from the charges collected from free consumers on the energy distributed; and

•         construction revenues associated with construction of infrastructure for the distribution concession totaled R$4,379 million in 2024, compared to R$3,600 million in 2023, representing an increase of 21.62%. This increase is basically due to the increase in the number of works due to the Distribution Development Plan (Plano de Desenvolvimento da Distribuição, or ‘PDD’), mainly in distribution networks, and consequently increased construction revenues compared to the previous year. This revenue is fully offset by construction costs, of the same amount, and corresponds to CEMIG D’s investments in assets of the concession;

The increase in net revenue was offset by some factors:

•         in May 2024, the CEMIG D concluded the return of the amounts relating to the refund of PIS/Pasep and Cofins credits to customers. Thus, the adjustment in revenue relating to the realization of this refund occurred until the second quarter of 2024, in the amount of R$513 million in 2024 compared to R$1,909 million in the prior year. More details in Note 19 to the consolidated financial statements; and

•         taxes and charges on revenue in 2024 totaled R$11,028 million, compared to R$10,053 million in 2023, representing an increase of 9.7%. This increase mainly reflects the higher revenue.

The effects of increase in revenue are compensated by CVA and other financial components recognized in 2024, revenue in the amount of R$423 million, compared to expense in the amount of R$213 million in 2023.

Cost of energy: In 2024, the cost of energy increased by 16.43% to R$14,735 million compared to R$12,656 million in 2023, mainly due to:

•         a 9.43% increase in the electric system usage charges, in the amount of R$3,356 million in 2024, compared to R$3,067 million in 2023. The variation is mainly due to the increased contracting of Transmission System Use Amounts (MUST – Montantes de Uso do Sistema de Transmissão) in 2024, reflecting CEMIG D's increased load. In addition, there was an increase in the Transmission System Use Tariff (TUST – Tarifa de Uso do Sistema de Transmissão) in the annual tariff readjustment, approved in May 2024.

•         an increase of 18.67% in the cost of energy purchased for resale, in the amount of R$11,379 million in 2024 compared to R$9,589 million in 2023. This variation is due to (i) the increase in short-term energy costs, caused by the rise in the cost of hydrological risk due to the low hydrology, and the 21% decrease in the surplus of settled energy, which is impacted by the modulation of the hourly PLD; (ii) the increase in the cost of energy purchased in auctions in the regulated environment, reflecting the annual contractual adjustments linked to the IPCA and the entry of new contracts; and (iii) the increase in the cost of distributed generation due to the increase in the number of generating facilities and the amount of energy injected.

ANNUAL REPORT AND FORM 20-F | 2024	120

Cost of operation: In 2024, the cost of operation was R$8,999 million, compared to R$8,423 million in 2023, representing an increase of 6.8%, mainly due to the following factors:

•         construction costs for assets related to the infrastructure of the energy distribution concession were R$4,379 million in 2024, compared to R$3,600 million in 2023, representing an increase of 21.64%, mainly due to the greater execution of CEMIG D's investment plan in relation to the previous year.

•         Provisions for contingencies were a reversal of R$205 million in 2024, compared to an expense of R$285 million in 2023, this variation mainly due to the following factors:

(i)      Increase of 32.99% on provisions for employment-law contingencies, which was a net new provision of R$129 million in 2024, compared to R$97 million in 2023. This variation mainly arises from ongoing proceedings in certain collective employment-law actions, in which the calculations made by actuarial experts were revised, after the list of items to be substituted was finalized.

(ii)    Increase of 58.75% in provisions for civil contingencies, which presented a net expense of R$127 million in 2024, compared to a net expense of R$80 million in 2023. This variation is mainly due to unfavorable decisions against the Company regarding irregularities in the provision of the energy supply service; and

(iii)   variation in provisions for tax contingencies, which represented a reversal of a provision of R$490 million in 2024, compared to the net expense of R$96 million in 2023. This reversal was mainly the result of the Company winning a court judgment, at first instance, which annulled a demand for payment of social security contributions on profit shares (and extinguished the proceedings for execution of the debt); which generated the recognition of a reversal of provision in the amount of R$513 million.

Transmission

In 2024 the Transmission segment represented a net income of R$1,561 million, compared to R$465 million in 2023.

The variation mainly arises from the recognition of the effects of the Periodic Tariff Review (Revisão Tarifária Periódica – RTP) of the Permitted Annual Revenue (Receita Anual Permitida – RAP) for the CEMIG GT’s concession contracts. More details in Note 13 to the consolidated financial statements.

Transmission concession revenue: Revenues from the construction, reinforcement and improvement of infrastructure amounted to R$398 million in 2024, compared to R$227 million in 2023, an increase of 75.33%. The variation is mainly due to the higher volume invested in reinforcement and improvement works and the implementation of the LT 230 kV Governador Valadares 6 - Verona. In addition to the increase in volume, there was also a higher mark-up on the cost of the works invested in 2024.

The financial remuneration revenue from the transmission contract asset increased by 15.34% to R$594 million in 2024 from R$515 million in 2023. This increase is mainly associated with the increase in the remuneration rate following the Periodic Tariff Review. Also noteworthy is the variation in the IPCA in 2024, of 4.83%, higher than the variation seen in 2023, of 4.62%.

Construction cost: construction costs were R$289 million in 2024, compared to R$163 million in 2023, an increase of 77.30%. The variation is mainly due to the development of projects, and during this period there was a significant supply of equipment, which is more expensive.

ANNUAL REPORT AND FORM 20-F | 2024	121

Generation

In 2024 the Generation segment represented a net income of R$1,280 million, compared to R$1,387 million in 2023, representing a decrease of 7.71%. The appreciation of the dollar against the real, of 27.91% in 2024 compared to 7.21% in 2023, generated exchange variation expenses for CEMIG's consolidated. The allocation of these expenses by segment, in line with the Company's policy, affected the generation segment. It should be noted that the settlement of the Eurobonds in December 2024 eliminated CEMIG's foreign exchange exposure.

Trading

In 2024 the Trading segment represented net income of R$518 million, compared to R$959 million in 2023, representing a decrease of 46.0%.

Net revenue

Net revenue from the trading segment was R$7,279 million in 2024, compared to R$7,686 million in 2023, representing a reduction of 5.3%, mainly due to the variation in the contract portfolio, with contracts at higher sales prices coming to an end and being replaced by contracts at lower prices, impacting on the average sales price.

Provisions for contingencies

Operating provisions in the trading segment represented a total of R$76 million in 2024, compared to R$7 million in 2023. The variation is mainly due to the recognition of a provision for civil contingencies. The probability of loss was re-evaluated from possible to probable in the ordinary lawsuit against CEMIG GT, which requires the declaration of the nullity of a clause in the purchase and sale of electricity on the free market, as well as the refund of the amounts paid by the plaintiff. In addition, the request to reduce the amount of the rescission fine and to exclude the incidence of the spread in the calculation of the debt was partially granted. The total amount, recalculated after the decision, was R$57 million on December 31, 2024.

Gas

In 2024 the Gas segment represented net income of R$498 million, compared to R$596 million in 2023, representing a decrease of 16.4%, mainly due to a decrease in the volume sold in 2024, caused by the slowdown in exports of products from the mining industry to foreign markets, especially the metallurgical segment

Investees

The results of the associates and jointly controlled entities and the Holding Company are evaluated as a single segment in line with the Company's business strategies. The Investees segment presented, in 2024, a net income of R$1,059 million, compared to a loss of R$749 million in 2023. This variation is essentially due to the recognition of the gain on the sale of CEMIG GT's stake in Aliança Geração, in the amount of R$1,617 million. On August 13, 2024, the sale process of CEMIG GT’s equity interest in Aliança Geração to Vale S.A. was concluded.

Year Ended December 31, 2023 compared to the Year Ended December 31, 2022

For this discussion, see our annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on April 30, 2024.

ANNUAL REPORT AND FORM 20-F | 2024	122

B.                 Liquidity and Capital Resources

Net cash from operating activities

Our net cash from operating activities was R$5,496 million in the year ended December 31, 2024, compared to R$6,646 million in the year ended December 31, 2023, representing a decrease of R$1,150 million or 17.3%. This decrease in cash generated from operating activities is mainly related to:

•         A decrease of R$266 million in net income for the year, adjusted for the reconciliation of net cash;

•         A net decrease of R$82 million in operating assets, primarily driven by receivables from customers, traders and concession holders (R$286 million), recoverable taxes (R$100 million), income tax and social contribution tax credits (R$104 million), and escrow deposits (R$71 million), partially offset by dividends received from investees (R$242 million) and other assets (R$348 million);

•         A net decrease of R$771 million in operating liabilities, primarily due to suppliers (R$250 million), taxes payable (R$598 million), and regulatory charges (R$64 million), partially offset by post-employment obligations (R$96 million); and

•         An increase in income tax and social contribution tax paid (R$535 million), partially offset by an increase in cash inflows from settlement of derivatives instruments (R$412 million).

Net cash used in investing activities

Our net cash used in investing activities was R$2,376 million in the year ended December 31, 2024, compared to R$3,969 million in the year ended December 31, 2023, representing a decrease of R$1,593 million or 40.1%. This decrease in our net cash used in investing activities is mainly related to:

•         Cash generated from sale of equity interest (R$2,068 million), lower cash applied in acquisition of property, plant and equipment (R$405 million and settlement of put option not realized in 2024 compared with 2023 (R$780 million); and

•         Cash used in contract assets – distribution of gas and energy infrastructure (R$760 million), restricted cash (R$205 million) and net effect between investments and redemptions in marketable securities (R$829 million).

Net cash used in financing activities

Our net cash used in financing activities was R$2,759 million in the year ended December 31, 2024, compared to R$2,581 million in the year ended December 31, 2023, which is mainly related to:

•         R$4,582 million in cash inflow of loans and debentures in 2024 (R$1,988 million in 2023);

•         payments of R$4,294 million in interest on capital and dividends in 2024 (R$1,823 million in 2023); and

•         payment of loans and debentures in R$2,975 million in 2024 (R$2,679 million in 2023).

ANNUAL REPORT AND FORM 20-F | 2024	123

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

Indebtedness

The Company’s indebtedness from loans and debentures (current and non-current) as of December 31, 2024 was R$12,280 million, which was comprised of R$2,877 million of current debt and R$9,403 million of non-current debt. The dollar debt existing in 2023 was fully settled in December 2024. Therefore, the Company does not have an outstanding balance in US dollars at the end of 2024.

The Company’s indebtedness from loans and debentures (current and non-current) as of December 31, 2023 was R$9,831 million, which was comprised of R$2,630 million of current debt and R$7,201 million of non-current debt. R$1,854 million was U.S. dollar-denominated and R$7,977 million was denominated in Reais.

ANNUAL REPORT AND FORM 20-F | 2024	124

CEMIG’s indebtedness as of December 31, 2024 and 2023, is shown in the following table (in millions of Reais):

	Principal	Annual financial		2024		2023
Financing source	maturity	cost (%)	Currency	Current	Non-current	Total	Total
FOREIGN CURRENCY
Eurobonds (1)	2024	9.25%	US$	-	-	-	1,857
(-) Transaction costs				-	-	-	(1)
(±) Interest paid in advance (2)				-	-	-	(2)

Total Debt in foreign currency				-	-	-	1,854
LOCAL CURRENCY
CEMIG DISTRIBUIÇÃO
Debentures – 3rd Issuance – 3rd Series	2025	IPCA + 5.10%	R$	334	-	334	635
Debentures – 7th Issuance – 1st Series	2024	CDI + 0.45%	R$	-	-	-	271
Debentures – 7th Issuance – 2nd Series	2026	IPCA + 4.10%	R$	1,026	1,023	2,049	1,948
Debentures – 8th Issuance – 1st Series	2027	CDI + 1.35%	R$	3	500	503	502
Debentures – 8th Issuance – 2nd Series	2029	IPCA + 6.1052%	R$	1	556	557	530
Debentures – 9th Issuance – Single Series	2026	CDI + 2.05%	R$	1,030	1,000	2,030	2,032
Debentures - 10th Issuance - 1st Series	2029	CDI + 0.80%	R$	17	400	417	-
Debentures - 10th Issuance - 2nd Series	2034	IPCA + 6.1469%	R$	38	1,659	1,697	-
Debentures - 11th Issuance - 1st Series	2031	CDI + 0.55%	R$	29	1,000	1,029	-
Debentures - 11th Issuance - 2nd Series	2036	IPCA + 6.5769%	R$	25	1,528	1,553	-
CEMIG GERAÇÃO E TRANSMISSÃO
Debentures – 9th Issuance – 1st Series	2027	CDI + 1.33%	R$	237	467	704	703
Debentures – 9th Issuance – 2nd Series	2029	IPCA + 7.6245%	R$	1	331	332	316
GASMIG
Debentures – 8th Issuance – Single series	2031	IPCA + 5.27%	R$	146	880	1,026	1,092
Debentures – 9th Issuance – Single series	2029	CDI + 0.47%	R$	-	200	200	-
(-) Discount on the issuance of debentures				(3)	(3)	(6)	(9)
(-) Transaction costs				(7)	(138)	(145)	(43)

Total, debentures				2,877	9,403	12,280	7,977

Total				2,877	9,403	12,280	9,831

(1)       In December 2024, CEMIG GT concluded the payment of its Eurobonds, in the principal amount of US$ 381 million. See Note 22 to our consolidated financial statements.

(2)       Accrued interest to reach the rate of return until maturity (Yield to Maturity) agreed in the Eurobonds contract.

ANNUAL REPORT AND FORM 20-F | 2024	125

In March 2024, CEMIG D concluded its 10th debentures issuance, not convertible into shares, in the amount of R$2,000 million, in two series. The first one (R$400 million) has a 5-year term (amortization at 48th and 60th months) and pays CDI plus 0.80% per year, based on 252 working days. The second series (R$1,600 million) have a 10-year term (amortization at 96th, 108th and 120th months) and pays IPCA plus 6.1469% per year, based on 252 working days. The total net funds raised were related to cash flow reinforcement, including investments reimbursement.

In September 2024, CEMIG D concluded its 11th debentures issuance, not convertible into shares, in the amount of R$2,500 million, in two series. The first one (R$1,000 million) has a 7-year term (amortization at 72nd and 84th months) and pays CDI plus 0.55% per year, based on 252 working days. The second series (R$ 1,500 million) have a 12-year term (amortization at 132nd and 144th months) and pays IPCA plus 6.5769% per year, based on 252 working days. The total net funds raised were related to cash flow reinforcement, including investments reimbursement.

CEMIG GT’s full payment of Eurobonds

CEMIG GT has engaged in two tender offers and a redemption to reduce the outstanding balance of its Eurobonds. In August 2021, CEMIG GT made a tender offer to repurchase US$500 million and in December 2022 CEMIG GT made a tender offer to repurchase US$244 million of its Eurobonds. In December 2023, CEMIG GT exercised an option to repurchase, with no premium payment, US$ 375 million of its Eurobonds, totaling US$ 1,119 million repurchased. At last, CEMIG GT fully settled the outstanding balance of US$ 381 million in December 2024.

CEMIG Financing Guarantees

CEMIG has provided total financing guarantees for R$12,280 million on loans and debentures, as of December 31, 2024 and R$9,831 million as of December 31, 2023 as follows (in millions of Brazilian Reais):

	2024	2023
Promissory notes and Sureties	334	2,489
Guarantees and Receivables	2,042	2,208
Corporate Guarantees	8,694	4,059
Unsecured	1,210	1,075

TOTAL	12,280	9,831

ANNUAL REPORT AND FORM 20-F | 2024	126

Restricted Covenant Clauses

The Company has contracts with covenants related to financial ratios, as follows:

Title - Security	Covenant	Ratio required - Issuer	Ratio required Cemig (guarantor)	Compliance required
8th Debentures Issuance Gasmig	Ebitda/Debt servicing Net debt / Ebitda	1.3 or more 3.0 or less	-	Annual Annual
9th Debentures Issuance Gasmig	Ebitda/Net financial income 'Net debt / Ebitda	1.3 or more 3.0 or less	-	Annual
9th Debenture Issue CEMIG GT (3)	Net debt / Adjusted Ebitda	3.5 or less	3.0 from Dec. 31, 2022 to June 30, 2026 and 3.5 from Dec. 31, 2026 onwards	Semi-annual and annual
7th and 8th Debentures Issuance CEMIG D	Net debt / Adjusted Ebitda	3.5 or less	3.0 or less	Semi-annual and annual
9th Debentures Issuance CEMIG D	Net debt / Ebitda	3.5 or less	3.0 or less	Semi-annual and annual
10th Debentures Issue CEMIG D	Net debt / Ebitda	3.5 or less from June 30, 2024 to June 30, 2029 4.0 or less from June 30, 2029 onwards	3.0 or less up to June 30, 2026 3.5 or less from July 1, 2026 to June 30, 2029 4.0 or less from June 30, 2029 onwards	Semi-annual and annual
11th Debentures Issue CEMIG D	Net debt / Ebitda	3.5 or less from December 31, 2024 to June 30, 2029 4.0 or less from June 30, 2029 onwards	3.0 or less up to June 30, 2026 3.5 or less from July 1, 2026 to June 30, 2029 4.0 or less from June 30, 2029 onwards	Semi-annual and annual

(1)            Adjusted Ebitda corresponds to earnings before interest, income taxes and social contribution on net income, depreciation and amortization, calculated in accordance with CVM Resolution 156, dated June 23, 2022, from which non-operating income, any credits and non-cash gains that increase net income are subtracted, to the extent that they are non-recurring, and any cash payments made on a consolidated basis during such period in respect of non-cash charges that were added back in the determination of Ebitda in any prior period, and increased by non-cash expenses and non-cash charges, to the extent that they are non-recurring.

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

The Company is compliant with all covenants as of December 31, 2024.

ANNUAL REPORT AND FORM 20-F | 2024	127

C.                  Research and Development, Patents and Licenses, etc.

We dedicate ourselves to projects that leverage technological advances not only in energy systems but also in all fields related to energy, such as environmental control, energy storage systems, energy system performance, and safety optimization. CEMIG invested R$56.8 million in research and development ('R&D') projects in 2024, encompassing 15 R&D projects across various areas. Some highlights include:

DIN Project: Development of an individual notification device to address emergency situations with dams.

Mobile BESS Project: Development of a mobile Battery Energy Storage System (BESS) for charging and discharging, designed to address emergency scenarios and ensure continuity of power supply in critical situations.

EnergyGPT Project: Implementation of a generative artificial intelligence (AI) solution, customized to meet the complex demands of the Brazilian electricity sector, delivering advanced predictive analytics and system optimization.

Biogas H2 Project: Development of a prototype plant for hydrogen production from biogas derived from methane generated in landfills, promoting the valorization of waste as an energy resource.

Smart PPE Project: Development of smart personal protective equipment (PPE) for electricians, equipped to alert about proximity to energized systems, detect toxic gases, prevent workplace accidents, and send fall or incident alerts during work shifts, enhancing worker safety.

Integrated Photovoltaic Electricity and Food Production System (Agrivoltaic): Development of methodologies for integrated photovoltaic energy generation and agricultural production, including best practices for crop cultivation and livestock farming. This project involves testing different technologies and assembling photovoltaic (PV) modules, as well as incorporating a rainwater harvesting system.

Vibratorre Project: Application of IoT (Internet of Things) to overhead power lines, enabling real-time monitoring of these structures through continuous data collection from sensors such as accelerometers, inclinometers, weather stations, and others.

Smart Module: Development of smart modules for the management and optimization of commercial electric vehicle charging stations in 127/220V low-voltage networks, along with a business model for operationalization and profitability.

D.                 Trend information

As a public service utility, we are subject to regulations issued by the Brazilian Federal Government as described in Item 4: “Information on the Company – The Brazilian Power Industry”. Therefore, any change in the regulatory framework may affect us significantly either with respect to our revenue, if the change relates to prices or with respect to our operating expenses if the change relates to costs incurred to provide service to customers.

As to the question of reliability of supply of energy, the structural capacity of the system is adequate to meet the market’s needs for consumption of energy, and the expansion of generation and transmission capacity currently in development will be able to meet the expected demand for consumption from the market. Rates of growth of energy consumption in Brazil in recent years have been 5.28% (2022-2023) and 5.4% (2023-2024) due to a higher average temperature and a greater economic growth. The Brazilian Federal Government has been successful with the ‘new supply’ auctions starting in 2005 which have made possible the construction of new projects such as the Santo Antônio hydroelectric plant (3,150 MW) and the Jirau hydroelectric plant (3,750 MW), on the Madeira River; the Belo Monte plant (11,233 MW) on the Xingu River; and the Teles Pires plant (1,820 MW) on the Teles Pires River, in accordance with the needs of the distributors for acquisition of energy. In recent years we have seen strong growth in renewable generation. In 2024, renewable generation was responsible for 89% of generation, with centralized and decentralized solar photovoltaic (13%), wind power plants (15%) and hydroelectric plants (61%).

ANNUAL REPORT AND FORM 20-F | 2024	128

This generation expansion was mainly installed in the Northeast and North market zones, due to its natural resources’ availability. Nevertheless, the expansion of the transmission system was not reinforced to fully transfer energy amongst the Brazilian market zones, so there are constraints on energy flows, that limits the exchanges between those zones. This limitation may cause, in times of excess energy in some market zone, a mismatch in prices between regions.

Regarding capital expenditures, for 2025 we plan to make capital investments in relation to our fixed assets in the amount of R$5,666 million, corresponding to our basic program. We expect to allocate these expenditures primarily to the expansion of our distribution system. For more details see item 4 “Capital Expenditures”.

Commitments

CEMIG and its subsidiaries have contractual obligations and commitments not yet incurred, therefore not yet recognized in our consolidated financial statements, which mainly include the purchase of electricity, as shown in the table below, in millions of Reais:

	2025	2026	2027	2028	2029	2030 onwards	Total
Purchase of energy from Itaipu	1,095	1,095	1,095	1,095	1,095	19,704	25,179
Purchase of energy – auctions	4,187	4,250	4,438	4,649	4,694	60,487	82,705
Purchase of energy – ‘bilateral contracts’	320	101	20	-	-	-	441
Quotas of Angra 1 and Angra 2	383	383	385	386	385	6,839	8,761
Transport of energy from Itaipu	193	217	224	205	186	3,509	4,534
Other energy purchase contracts	6,352	5,137	4,306	2,987	2,805	23,590	45,177
Physical quota guarantees	739	660	582	582	573	10,142	13,278

Total	13,269	11,843	11,050	9,904	9,738	124,271	180,075

E.                  Accounting Estimates

For this discussion, see our audited consolidated financial statements included elsewhere in this annual report.

ANNUAL REPORT AND FORM 20-F | 2024	129

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

In any event, the majority of members shall be elected by the controlling shareholder of the Company. Composition of the Board of Directors:

Board of Directors
Nomination	Position	Date of initial appointment
Márcio Luiz Simões Utsch (1)	Chair	March 25, 2019
Marcus Leonardo Silberman (1)	Member	Feb 25, 2022
José Reinaldo Magalhães (1)	Member	March 25, 2019
Afonso Henriques Moreira Santos (1)	Member	July 31, 2020
Ricardo Menin Gaertner (1)	Member	April 29, 2022
Aloísio Macário Ferreira de Souza (3)	Member	September 29, 2022
Roger Daniel Versieux (2)	Member	April 29, 2022
(vacant) (5)	Member	-
Anderson Rodrigues (4)	Member	April 29, 2022

(1)        Elected by State of Minas Gerais and other shareholders.

(2)        Elected by minority shareholders.

(3)        Appointed by the holders of the preferred shares.

(4)        Elected by a representative of the employees.

(5)        On March 27, 2025, CEMIG received a letter of resignation of Mr. José João Abdalla Filho from the position of board member, with effect from April 2, 2025.

ANNUAL REPORT AND FORM 20-F | 2024	130

Below is brief biographical information about each member of the Board of Directors:

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

ANNUAL REPORT AND FORM 20-F | 2024	131

Roger Daniel Versieux was born in 1975. Lawyer over 21 years specialized in litigation and consulting in corporate and public matters, in connection with administrative, environmental, tax, economic criminal law, particularly, in sectors of mining, infrastructure and labor unions. Legal advisor of Empresa de Assistência Técnica e extensão Rural de Minas Gerais - EMATER-MG from 2005 to 2008, specialized in Public Law, with emphasis on public bidding, management in the administrative framework, public contracts, and legal support to the board of the state-owned company. Senior lawyer in Vale S/A (2013). Since 2010, appointed legal counsel for economically disadvantaged people with the Federal Regional Court of the 3rd Region. Professor at the Federal University of Mato Grosso do Sul. (2009 to 2013), having taught in Criminal and Civil Procedure, Contracts, Private International Law and Ethics. Responsible Professor at the Legal Practice Center at UFMS. (2010 to 2011). Professor of the Post-graduate Course at the Center for International Law – Cedin, Belo Horizonte. (2016 and 2020).

Anderson Rodrigues was born in 1972, holds a degree in Electric Engineering with Emphasis on Power Systems from Pontifícia Universidade Católica de Minas Gerais - PUC/MG as well as a post-graduate degree in Work Security Engineering from Universidade FUMEC. He also holds a master’s degree in management - innovation and organizational dynamic, from Centro Universitário - UMA and a doctorate in Information Systems and Knowledge Management from Universidade FUMEC (in progress).

Executive Board

The Executive Board comprises seven Executive Officers, who may be shareholders, resident in Brazil, elected by the Board of Directors for a period of two years, subject to the requirements of the applicable legislation and regulations. Re-election for a maximum of three consecutive periods of office is permitted. The periods of office of the present members of the Board of Directors expire at the Annual General Meeting of Shareholders to be held in April 2026. The Executive Board meets ordinarily at least twice per month, and extraordinarily whenever called by the Chief Executive Officer or by two Executive Officers.

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

ANNUAL REPORT AND FORM 20-F | 2024	132

The following are the names, positions and dates of first appointment of the Members of the Executive Board:

Executive Board
Position	Nomination	Date of initial appointment
Chief Executive Officer – CEO	Reynaldo Passanezi Filho	January 13, 2020
Vice President of Trading	Sergio Lopes Cabral	February 24, 2025
Vice President of Distribution	Marney Tadeu Antunes	January 5, 2021
Vice President of Generation and Transmission	Marco da Camino Ancona Lopez Soligo	May 10, 2024
Vice President of Information Technology	(vacant)	-
Chief Officer for Finance and Investor Relations	Andrea Marques de Almeida	December 02, 2024
Vice President of Legal Affairs	Cristiana Maria Fortini Pinto e Silva	March 08, 2023

Reynaldo Passanezi Filho, born in 1965, and is a graduate of the Senior Executive Program, the principal course in the Stanford University Graduate School of Business (July-August 2018). He attended the CEO course of the Getúlio Vargas Foundation in Entrepreneurial Management from March 2015 to July 2017; has a doctorate in economics from São Paulo University, 1995-2000; a master’s degree in economics from the University of Campinas, 1987-92, with distinction, for his dissertation in Industrial Organization on the subject ‘Financial Solutions and Privatization for Brazilian Steel’; a degree in economics from São Paulo University, 1983-86 (sixth-placed in the University Entrance examination); and a degree in Law from the Pontifícia Universidade Católica of São Paulo, 1983-89. He is a member of the Brazilian Bar Association (OAB). He has wide experience in positions of senior leadership in the private sector, the financial sector, and the public sector; excellence in strategy and management, with a track record of success in privatizations, restructurings and growth; and solid qualification in finance and mergers and acquisitions, with profound knowledge of Latin America and infrastructure, especially electricity.

Sergio Lopes Cabral, born in 1979, holds a degree in Economy from the Catholic University of Brasília (UCB), Executive MBA (COPPEAD), MBA in Finance (IBMEC) and is specialized in Business Control Management (UFSC). He also took the Vision Management Program course at IE Business School. He worked as an executive in the infrastructure sector Director of Administration and Finance at the Urban Development Company of the Port Region of RJ (CDURP), Director of Partnerships at São Paulo Parcerias (SPP), in the financial sector I act as Managing Partner of Houer Capital and CEO of B2I Participações, electricity sector he was Board Member of the Sol da Saúde Consortium and in the mining/Asset Management sector he served as Director of Assets and Concessions of the Company of Development of Minas Gerais (CODEMGE) and Chief Executive Officer of CODEMGE and CODEMIG.

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

ANNUAL REPORT AND FORM 20-F | 2024	133

Marco da Camino Ancona Lopez Soligo, born in 1968 and holds a degree in economics from USP (‘Universidade de São Paulo’), MBA in Administration and Management, with emphasis in Marketing, from Université Catholique de Louvain, and Specialization in Social Law. He has over 25 years of experience in Brazilian energy companies, including 3 years as a CEO, and 16 years in corporate, financial and governance departments; and 9 years in credit, corporate, equity research and financial modeling in national and international investment banks (in Brazil, the United States and Europe). He has served as CEO and CFO of companies with shares listed on the São Paulo stock exchange (‘B3’). He has: (i) significant experience in privatizations, M&A, controllership and financial planning, debt restructuring, corporate governance, risk and internal controls, and equity investment; and (ii) a solid additional academic background, with published books and literary reviews, and proficiency in five languages (Portuguese, English, French, Spanish and Italian).

Andrea marques de Almeida, born in 1971, holds a degree in Production Engineering from UFRJ, with an MBA in Finance from IBMEC/RJ and an MBA in Management from USP, as well as specializations in Business Administration from Wharton Executive Education and the Massachusetts Institute of Technology. She has an extensive and distinguished career as a Finance Executive, having served as Vice President of Finance and Strategy at Santander Brasil from October 2021 to December 2023. Prior to that, she was Executive Director of Finance and Investor Relations at Petrobras from May 2019 to April 2021. Her career also includes several leadership positions in finance and risk at Vale S.A., where she worked from 1994 to 2019.

Cristiana Maria Fortini Pinto e Silva holds a degree in Law from the Federal University of Minas Gerais (1995) and a Ph.D. in Law from the Federal University of Minas Gerais (2003). Professor in the Masters, Doctorate, and Undergraduate Programs of the Law School of UFMG. Professor at Faculdade Milton Campos. Visiting Scholar at the George Washington University. Visiting Professor at the University of Pisa. President of the Brazilian Institute of Administrative Law (IBDA). She is currently a representative of MG at the Brazilian Institute of Sanctioning Law (IDASAN) and a Director of the Brazilian Institute of Infrastructure Studies (IBEJI) in Minas Gerais. Member of the panel of arbitrators/mediators - Panel of Mediators and Arbitrators of the Brazilian Center for Economic Disputes. Editor-in-chief of Rbep, Brazilian Journal of Political Studies at the Federal University of Minas Gerais. Columnist for Conjur. She was President of the Public-Private Partnerships Committee of OAB/MG (Bar Association of MG). She was President of the Administrative Law Committee of OAB/MG. She was President of the Minas Gerais Institute of Administrative Law (IMDA) and a Director of the Brazilian Institute of Administrative Law (IBDA). She was a Deputy Attorney General of Belo Horizonte. She was Controller General of Belo Horizonte.

B.                 Compensation

Compensation of Members of the Board of Directors and Executive Board

The total costs of key personnel, comprising the Executive Board, the Fiscal Council, the Audit Committee and the Board of Directors in 2024, 2023 and 2022, are within the limits approved at a General Shareholders’ Meeting, and the effects on the income statements of the years ended, are as follows:

(in millions of Reais)	2024	2023	2022
Remuneration	34	29	29
Profit sharing (reversal)	8	7	6
Assistance benefits	2	2	2

Total	44	38	37

ANNUAL REPORT AND FORM 20-F | 2024	134

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

The current members of the Fiscal Council and their alternate members, whose terms expire at the Annual General Meeting of Shareholders to be held in 2026, are as follows:

Fiscal Council
Nomination	Position	Date of initial appointment
Carlos Roberto de Albuquerque Sá (1)	Chair	April 29, 2024
Carlos Alberto Arruda de Oliveira (1)	Alternate member	April 29, 2024
Pedro Bruno Barros de Souza (1)	Member	December 11, 2023
Rodrigo Rodrigues Tavares (1)	Alternate member	December 15, 2023
Lucas Vasconcelos Gonzalez (1)	Member	December 11, 2023
Luiz Fernando Medeiros Moreira (1)	Alternate member	December 11, 2023
Michele da Silva Gonsales Torres (2)	Member	July 31, 2020
Paulo Roberto Bellentani Brandão (2)	Alternate member	April 29, 2024
João Vicente Silva Machado (3)	Member	April 29, 2022
Ricardo José Martins Gimenez (3)	Alternate member	April 29, 2022

(1)            Appointed by State of Minas Gerais (as the controlling shareholder).

(2)            Appointed by the holders of the preferred shares.

(3)            Appointed by the minority of the holders of voting shares.

ANNUAL REPORT AND FORM 20-F | 2024	135

Below is a brief biography of each member of our Fiscal Council:

Carlos Roberto de Albuquerque Sá, born in Rio de Janeiro, member of the Fiscal Council of the Itaú/Unibanco Holding (April/2016, until March/2019); Fiscal Advisor at Banco do Brasil (2014 and 2015); Board Member and President of CoAud at Caixa Econômica Federal (June/2020 to January/2023); Member of the Fiscal Council of Marfrig Global Foods (April/2016 to March/2019); Coordinator of the Audit Committee of M.Dias Branco S.A. (2018 until November/2021); Coordinator of the Audit Committee of Lojas Marisa (April/2011 to April/2021); Member of the Audit Committee of Mobly S.A. (2021 until April/2023); Substitute Fiscal Councilor at CEMIG (April/2018 until April/2022); Tax Advisor at Hapvida (April/2022 to April/2023); Coordinator of the Audit Committee of Camil Alimentos S.A. (April/2018 to present); Advisory Advisor at Agrofoods/Polifrigor. (2021 to present); Caixa Seguridade Audit Committee (SX6) (September/2022 to December/2023); Board Member and Coordinator of the Audit Committee at São Paulo Metro (April/2023 to present).

Carlos Alberto Arruda de Oliveira – Previous experience: FAPEMIG – Minas Gerais Support Foundation, Brazil. Industry of activity: Promotion of science, technology and innovation. 2023 President; CFEG – Cambridge Family Enterprise Group, Brazil. Industry of activity: governance consultancy, succession of family businesses. 2021 - 2023 Associate Consultant; Dom Cabral Foundation, Brazil. Industry of activity: executive education. 2022 Associate Professor of Innovation and Competitiveness; 2001 - 2021 Professor of Innovation and Competitiveness; 2004 - 2021 Executive Director of the Innovation and Entrepreneurship Center; 2018 - 2023 Director of PGA FDC & INSEAD; 2012 - 2015 Deputy Director of Partnerships; 2009 - 2013 Executive Director of the International Council; 2001 - 2008 Director of Research and Development and international relations; 1996 - 1998 Director of the MBA Program; 1994 - 1998 Professor of Internationalization and Competitiveness International Trade Center UNCTAD & WTO, Switzerland. Industry: International agency dedicated to the development of international trade in less developed countries 1998 - 2001 Senior Training Officer; Australia Graduate School of Management UNSW, Australia. Industry of activity: higher education 1993 - 1993 Visiting Professor; ENGECOL Ltda, Brazil. Industry of activity: accounting and financial consultancy for small and medium-sized companies 1983 - 1988 Founding partner and executive director; Paulo Abib Engenharia / VALE, Brazil. Industry of activity: engineering projects for the mining sector 1980 - 1983 Project Engineer.

Pedro Bruno Barros de Souza – Previous experience: National Bank for Economic and Social Development - BNDES (Public Administration - Financial Sector) - Superintendent of Partnerships in Social Infrastructure and Environmental Services (Apr/2022 to Feb/2023); Superintendent of Government and Institutional Relations (Aug/2019 to Apr/2022); and, Presidency of the Republic (Public Administration) - Investment Partnership Program - PPI - Secretary for Coordination of Energy, Mining and Airports, Secretary for Public Policy Articulation, Program Director (2016- 2019).

Rodrigo Rodrigues Tavares, born in 1985, is General Director of the Department of Roads and Highways of Minas Gerais - DER/MG (08/2022 - current); Advisor to the Director of the Department of Roads and Highways of Minas Gerais - DER/MG (04/2022 to 08/2022); Advisor to the Presidency of the Mineral Resources Company - CPRM - Brazilian Geological Service (11/2017 to 06/2019); CPRM Development Manager - Brazilian Geological Service (04/2016 to 05/2017).

Lucas de Vasconcelos Gonzales – Previous experience: Advisory Advisor at Grupo Transpes, Betim (February 2020 - Present); Federal Deputy at the National Congress, Brasília (February 2019 - January 2023); Chief Operating Officer - COO at Grupo Transpes, Betim (August 2013 - March 2018); Operational Supervisor at Transpes Group, Betim (February 2011 - July 2013).

ANNUAL REPORT AND FORM 20-F | 2024	136

Luiz Fernando Medeiros Moreira – Previous experience: Fiscal Councilor of the Minas Gerais Gas Company – GASMIG (June-Current); Deputy Director of Compliance, Corporate Risks and Internal Controls at Companhia Energética de Minas Gerais – CEMIG (October 2019 to June 2023); General Director (CEO) of STOLA do Brasil LTDA. (December 2018 – September 2019); Financial Administrative Director of STOLA do Brasil LTDA. (April 2016 – November 2018).

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

Paulo Roberto Bellentani Brandão – Previous experience: Mesquita Pereira Advogados – Law Firm (November 2001 to May 2018); Member of the Capital Market Committee of IBGC – Brazilian Institute of Corporate Governance. Currently Corporate Lawyer – Partner at Alves Ferreira & Mesquita Sociedade de Advogados – law firm recognized for its work in the Capital Markets and various corporate operations. Extensive knowledge of CVM – Securities Commission rules. Work on Fiscal Councils of large companies. Graduated in Law from Universidade Paulista – UNIP, postgraduate from Fundação Getúlio Vargas - GV Law in Business Structures and Operations, class of 2018. GV Law Capital Markets Course, class of 2012. Member of the Communication and Capital Markets Committee from IBGC – Brazilian Institute of Corporate Governance. Full Member of the Fiscal Council – AES BRASIL (2019 – 2020); Substitute Member of the Fiscal Council – CSN (2021 – 2022); Full Member of the Fiscal Council - Usiminas (2022 – 2023); Alternate Member of the Fiscal Council - Forjas Taurus (2023 – 2024); Substitute Member of the Fiscal Council - Eletrobrás (2023 – 2024); Alternate Member of the Fiscal Council – Brasken (2023 – 2024).

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

ANNUAL REPORT AND FORM 20-F | 2024	137

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

Nomination	Position
Roberto Cesar Guindalini	Member/ Coordinator
Artemio Bertholini	Member
Ricardo Lopes Cardoso	Member/ Financial specialist
Giulia Carla Scalercio	Member

The following is a brief biography of each member of our Audit Committee:

Roberto Cesar Guindalini – Previous experience: CFO - Kallan Calçados Ltda - responsible for the areas of Accounting, Controlling, Financial, Tax, Logistics, PDP, Expansion and Facilities. General Manager of Internal Audit - Alpargatas S/A - responsible for operational auditing and systems in the corporate and manufacturing areas in Brazil and abroad. Responsible for the operational implementation of the whistleblower channel.

Artemio Bertholini – Previous experience: Audit Committees of publicly-held companies - BB Seguridade S.A. - since 2015 - Audit Committee and its subsidiaries BB Seguros and BB Corretora de Seguros; SANEPAR - Cia. de Saneamento do Paraná - since 2017 - Audit Committee; COPASA - Cia. de Saneamento de Minas Gerais - since 2018; Fiscal Councils of publicly-held companies (as holder) - Investimentos e Participações em Infraestrutura S.A. - INVEPAR - since January 2021; Mangels Industrial - since April 2022; Sendas Distribuidora S.A. (Assaí Atacadista) - since May 2023; Teaching activities - UNICAMP - State University of Campinas - Responsible for the Audit and Accounting modules in the postgraduate courses in Controllership since 2015; FIPECAFI - Accounting, Actuarial and Financial Research Institute Foundation - Consultant/Researcher since 1978; Managing Partner of AB Consultoria S/S, where he is responsible for issuing specialized technical opinions in Accounting, Auditing and Expertise and Corporate Governance before the Judiciary and in arbitration proceedings conducted by several Arbitration and Mediation chambers; Boards of Directors (publicly held companies) - Americel S.A. - 2000/2001; Telet S.A. - 2000/2001; Petrobras Distribuidora S.A. - 2018/2019; Audit Committee (publicly held company) - Petrobras Distribuidora S.A. - 2018/2019; Fiscal Councils (publicly held companies) - Banco do Brasil S.A. - member in 2001, 2003, 2004 and 2005; Itaúsa - Investimentos Itaú S.A. - member in 2006, 2007 and 2008; Indústrias Romi S.A. - member in 2009; Banco Itaú Unibanco S.A. - member in 2009, 2010 and 2011; Itaú Unibanco Holding S.A. - member from April 2021 to May 2023; Tekno S.A. Ind. e Comércio - member from April 2018 to July 2020; Other Committees - Petrobras Distribuidora S.A. - Member of CIRS - Nominations, Remuneration and Succession Committee - 2018/2019; Stratura Asfaltos S.A. - 2018/2019 - Audit Committee (private company); BRF S.A - Member of the CII - Independent Investigations Commission. Appointed by the Audit and Integrity Committee in July 2018 and serving until May 2020 with the closure of the CII's activities.

ANNUAL REPORT AND FORM 20-F | 2024	138

Ricardo Lopes Cardoso – Previous experience: member of the Statutory Audit Committee of NAV BRASIL SERVIÇOS DE NAVIGAÇÃO AÉREA (2022-2023). Experience as a full member of the Fiscal Council of ISA-CTEEP COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA (2017-present). Managing partner of SZUSTERCARDOSO SERVIÇOS CONTÁBEIS (2002-present), a company dedicated to preparing technical opinions and providing accounting consultancy services.

Giulia Carla Scalercio – Previous experience: Compliance and Audit Director at Patria Investimentos; Internal Audit Director at Embraer S.A; Financial Compliance Director at Syngenta Agro; Head of Internal Audit at Danone LTDA; Audit Manager at PwC.

D.                 Employees

On December 31, 2024, we had 5,028 employees at CEMIG, CEMIG D and CEMIG GT, of which 199 were management level.

This table presents the breakdown of our employees by type on those dates:

Number of Employees as of December 31	2024 (1)	2023 (2)	2022 (3)
Managers	199	201	192
Professional staff	1,075	1,063	1,139
Operational technical staff and office employees	3,754	3,653	3,638

Total	5,028	4,917	4,969

(1)            In 2024, 613 employees were hired and 502 left CEMIG.

(2)            In 2023, 228 employees were hired and 278 left CEMIG.

(3)            In 2022, 377 employees were hired and 429 left CEMIG.

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

Negotiations between the Company and the Unions for the 2023/2025 Collective Work Agreements were concluded with effective from November 1, 2023, to May 31, 2025.

In the 2023/2025 collective work agreement, the Company and the unions agreed on a readjustment of the economic benefits to ensure the replacement of losses resulting from inflation in the period, with an adjustment of 4.60%, which corresponds to the full inflationary index accumulated in the last 12 months before the base date, in addition to ensuring the correction of salaries and benefits.

ANNUAL REPORT AND FORM 20-F | 2024	139

The agreement reaffirmed benefits as: setting of a ceiling for grant of financial help for training in technical or graduation courses; advance of the first installment of the annual 13th salary payment; assistance benefits; release of union leaders and provisional job stability; and funds for grant of salary alterations in accordance with the Functional Structure of the Company.

There was the introduction of a new benefit: hybrid work regime for employees who perform administrative activities, which consists of the combination of face-to-face and remote modalities, for people with disabilities, with serious illnesses, pregnant and breastfeeding women.

Flexibility in the meal/rest break is also a new benefit included in this collective agreement, which allows the fulfillment of at least 30 minutes of break, under the terms of current labor legislation.

In health and safety in the workplace, the employees have the following benefits guaranteed: regulated the Internal Commission For The Prevention Of Accidents And Harassment (Comissões Internas de Prevenção de Acidentes e de Assédio, or ‘CIPAs’), with participation by the unions; medical health inventory; inspection of contractors as to their work safety; and notification of serious or fatal accidents. During the 2023/2025 ACT’s negotiations, a 10-day stoppage occurred with the participation of about 0.33% of employees. In the event of strikes, CEMIG has an Operational Emergency Committee, created with the basic objective of establishing a Contingency Plan for the continuity of its essential services.

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

The current Careers and Remuneration Plan was put in place in June 2022 aiming to provide the Company with the instruments of compensation considered to be necessary to maintain an equitable and competitive payment structure and establish criteria for personnel movement between areas of the Company and promotions.

The following table presents the monthly average base salary and monthly average total compensation in Brazilian reais, by job category of CEMIG, as of December 31, 2024:

December 31, 2024 (R$)	Average monthly base salary	Average monthly compensation
Managers	24,546.08	37,772.33
Professional staff	13,733.67	15,800.23
Operational technical staff and office employees	6,434.00	9,592.43

ANNUAL REPORT AND FORM 20-F | 2024	140

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

In 2024 the collective agreement for distribution of profits or results established a maximum payment by multiple salaries, covering in the program all its employees, including managerial positions. To qualify to receive this portion, CEMIG monitors and calculates a basket of corporate indicators and specific indicators for each area, linked to the challenges of the business and the economic and financial sustainability of the Company.

The calculation of the profit-sharing distribution will be based on the Result of Indicators, and the payment will be made 100% in proportion to the individual remuneration of each employee among all the employees represented by the signatory entities of the referred agreement.

The basket of indicators for 2024 contains 6 corporate indicators and 3 to 4 specific indicators, according to the specificities of each area.

Benefits

CEMIG provides its employees a range of benefits, such as reimbursement of disability-related expenses of employees and/or their dependents, funeral assistance in the event of death of an employee or of his or her direct dependents, and payment of part of the employee’s contribution to the complementary pension plan. In 2024, a total of R$190 million was paid in employee benefits, comprising R$90 million in contributions to the pension plan and R$100 million in assistance benefits.

Voluntary Dismissal Programs

In May 2024, the Company approved the Voluntary Dismissal Program for 2024 (‘2024 PDVP’). All the employees were eligible to join the program.

The program has provided the payment of severance funds: amounts proportional to the balance of monthly remuneration, vacation, vacation gratuity, special gratification and 13th salary. In order to make the program more attractive, the Company awarded an additional award as shown in the table below:

Years at CEMIG	Multiple each year
0 to 15	-
16 to 29	10% of monthly remuneration for each year of work, limited to R$ 100,000
Greater than or equal to 30	Fixed amount of 3 monthly remunerations, limited to R$ 100,000

In this Program, the employment contract was terminated by dismissal "Without Just Cause", pursuant to Articles 477 and 487 of the Consolidation of Labor Laws. That is, there was payment of the Employee’s Severance Guarantee Fund of Brazil (Fundo de Garantia por Tempo de Serviço, or ‘FGTS’), severance fine and the indemnified prior notice.

The Program has reached 357 employees and the Company expects to save R$ 135 million per year.

ANNUAL REPORT AND FORM 20-F | 2024	141

Health and Safety

As a result of the various initiatives and programs from CEMIG, focused on health and safety at work, accident indicators have shown a significant reduction over the last years.

The corporate indicator Frequency Rate of Work-Related Injuries with Absence (‘TFA’) of the workforce, reached 0.96 accidents per million hours worked in December 2024, one of the best results achieved by the Company in the last eight years. It represents a decrease of 15.04% towards the rate achieved in 2023 (1.13) and 35.14% comparing to the result in 2022 (1.48). The TFA in 2024 was 15% below the limit of 1.13 set by the Company.

In 2024 the Company had its workforce (working simultaneously) increase 7.6% compared to 2023 due to the start of the DDP cycle - Distribution Development Plan. The peak of employees working simultaneously in 2024 was 33,852 persons compared to 31,270 in 2023.

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

Item 7. Major shareholders and related party transactions

A.                 Major Shareholders

On March 31, 2025, the government of the State of Minas Gerais was the holder, directly and indirectly of 487,579,690 common shares, or 50.97% of CEMIG’s shares carrying the right to vote. As of the same date, FIA Dinâmica Energia, our second largest shareholder, held 313,921,879 common shares, or 32.82% of that class of shares, and 151,953,280 preferred shares, or 7.98% of that class of shares.

The table below provides information about ownership of the common and preferred shares in CEMIG as of March 31, 2025:

Shareholder	Common Shares	% of the Class	Preferred Shares	% of the Class
Minas Gerais State Government (1)	487,579,690	50.97%	62,114,724	3.26%
FIA Dinâmica Energia Fund	313,921,879	32.82%	151,953,280	7.98%
BNDES Participações S/A – BNDESPar	106,610,119	11.14%	—	0.00%
BlackRock	-		217,550,174	11.42%
Total of all members of Board of Directors, Executive Board and Fiscal Council	19,429	0.00%	37,294	0.00%
Others	48,470,662	5.07%	1,472,422,132	77.29%
Total shares	956,601,779	100.00%	1,904,080,104	99.94%
Shares in treasury	132	0.00%	1,099,880	0.06%
Total shares issued	956,601,911	100.00%	1,905,179,984	100.00%

(1)            The shares attributed in this line to the State of Minas Gerais include shares held by Minas Gerais Participações S.A., a Brazilian stock company (‘sociedade por ações’), and other agencies of the State government and companies controlled by the State of Minas Gerais.

ANNUAL REPORT AND FORM 20-F | 2024	142

Since CEMIG was formed, its operations have been influenced by the fact that it is controlled by the government of the Brazilian State of Minas Gerais. Its operations have had and will continue to have an important impact on the development of trade and industry of Minas Gerais and on the social conditions in the State. Occasionally in the past the Minas Gerais state government has oriented the Company to dedicate itself to certain activities and make certain expenditures specifically designed to promote the social, political, or economic objectives of the government of the State of Minas Gerais, and not necessarily destined to generate profit for CEMIG, and there is the possibility that the state government may orient us in this direction in the future. See “Item 3. Material Information – Risk factors – Risks Relating to CEMIG – We are controlled by the government of the Brazilian State of Minas Gerais, which might have interests that are different from the interests of the other investors, or even of the Company”.

As of January 31, 2025, CEMIG had 1 registered holder of common shares represented by ADRs who were registered in the United States, holding a total of 1,157,129 common shares; and 11 registered holders of preferred shares represented by ADRs who were registered in the United States, holding a total of 223,830,995 preferred shares.

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

On April 10, 2023, BlackRock, Inc. (“BlackRock”) notified us that on April 4, 2023, it increased its holding of shares of CEMIG to 10.015% of the Company's total capital.  On August 16, 2023, BlackRock notified us it has decreased its holding of shares of CEMIG to 9.88% of the Company's total capital, of which 198,345,419 preferred shares and 19,204,755 American Depositary Receipts (‘ADRs’), representing 19,204,755 preferred shares, totaling 217,550,174 preferred shares, representing 14.84% of the total preferred shares issued by the Company, and 12,662,091 derivative financial instruments referenced to preferred shares with a financial settlement, accounting for approximately 0.86% of the total preferred shares issued by the Company. As of March 31, 2025, Blackrock has not notified us.

We are not aware of any other significant changes in the percentage of shares held by holders of 5% or more of our outstanding voting shares during the past three years.

ANNUAL REPORT AND FORM 20-F | 2024	143

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

CEMIG is party to the following transactions with related parties (refer to Note 30 to the consolidated financial statements for more details):

Inflation advances against Future Capital Increase (‘AFAC’), which were returned to the State of Minas Gerais. These receivables have a guarantee in the form of CEMIG´s right to retain dividends and Interest on Equity otherwise payable to the State (in proportion to the State’s equity interest in the Company), for as long as any payments are overdue or in default. The balance receivable on December 31, 2024 and 2023 was R$13 million;

Agreement signed between the State of Minas Gerais, CEMIG, Alpargatas, Guanhães and CEMIG Distribuição (‘or CEMIG D’). On December 21, 2012, the State of Minas Gerais signed Contract 021/2012 for execution of certain works and services in energy infrastructure in the state of Minas Gerais, and contracted CEMIG for execution of the works. The works were carried out by CEMIG D for the benefit of Alpargatas and Guanhães Energia, but the State of Minas Gerais did not transfer funds to CEMIG within the appropriate time, which resulted in disbursements by CEMIG D, executor of the works, and by Guanhães Energia. CEMIG D disbursed funds for the completion of the works for the benefit of Alpargatas, and Guanhães Energia disbursed funds for the completion of the works that were for its own benefit.

On June 14, 2024, an Agreement prior to Action was entered into between the companies involved, and the State undertook to pay R$32 million to CEMIG in 36 installments of R$0.9 million with a base date of May 2024, starting in July 2024. As part of the agreement CEMIG undertook to pay on to Guanhães Energia the appropriate amounts due to it, and (in accordance with a power of attorney issued by Alpargatas for the benefit of CEMIG D), to pay CEMIG D the amounts due to it.

The financial details of the agreement are: (i) the first installment will be adjusted by the Amplified Consumer Price Index – IPCA, and then not further adjusted until the 12th installment; (ii) from the 13th to the 36th installment, the amount paid in June 2024 will be adjusted monthly by the IPCA; and (iii) all installments are due on the last business day of the month, starting in July 2024. The balance receivable on December 31, 2024 was R$27 million.

The sale and purchase of energy between generators and distributors are carried out through auctions in the regulated contracting environment organized by the Federal Government; transactions for transport of energy, made by transmission companies, arise from the centralized operation of the National Grid carried out by the National System Operator (‘ONS’).

Legal actions realized and legal actions provisioned arising from the agreement made between Aliança Geração (jointly controlled entity), Vale S.A. (company which we have joint ventures in common) and CEMIG. These actions refer to contractual obligations towards the investee Aliança Geração corresponding to contingencies that have as triggering events that occurred before the closing of the transaction that resulted in the contribution of assets by CEMIG and Vale S.A. to the capital of this investee. On March 27, 2024, the CCVA was signed to sell the interest held by the Company in the share capital of Aliança Geração to Vale S.A.. On August 13, 2024, with the completion of the sale, Vale S.A. and CEMIG GT jointly signed an agreement to terminate and discharge these contingencies, which resulted in the provision being reversed in August 2024.

ANNUAL REPORT AND FORM 20-F | 2024	144

The contracts of Forluz are updated by the Expanded Customer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or ‘IPCA’) calculated by the Brazilian Geography and Statistics Institute (‘IBGE’) plus interest of 6% p.y. and will be amortized up to the business year of 2031 (see Note 23 to the consolidated financial statements);

The Company’s contributions to the pension fund for the employees participating in the Mixed Plan, and calculated on the monthly remuneration, in accordance with the regulations of the Fund;

Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s payroll;

On March 27, 2024, the Company signed an addendum for the return of 5 floors of the Júlio Soares Building where it rents office space from Forluz (the employee pension fund), changing the rental values and removing Gasmig and CEMIG Sim from the contract. The new base date for the contract began on April 1, 2024, and will run until March 2029, being adjusted annually by the IPCA and having its prices reviewed every 60 months.

Post-employment obligations relating to the employees’ health and dental plan (CEMIG Saúde). (See Note 23 to the consolidated financial statements).

The relationship between CEMIG and its investees are described in Note 14 – Investments to the consolidated financial statements.

C.                  Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.                 Consolidated Statements and Other Financial Information

Find our consolidated financial statements, which begin on page F-1 of this document.

Legal and Administrative Proceedings

The Company, in particular CEMIG GT and CEMIG D, are involved in certain legal and administrative proceedings regarding tax, regulatory, customer, administrative, environmental, employment law and other issues, in relation to its business. In accordance with IFRS Accounting Standards, we record and disclose the amounts of the proceedings that we have determined a loss to be ‘probable’ and disclose the amounts of the proceedings in which we have determined a loss to be ‘possible’; to the extent, these amounts can be reasonably estimated. For more information regarding such contingencies, see Note 25 to the consolidated financial statements.

Regulatory Matters

CEMIG and CEMIG D are parties in lawsuits arising from clauses of energy supply contracts for public lighting, signed with various municipalities in the concession area. These actions request restitution of a portion of amounts charged in the last 20 years, if the courts recognize that these amounts were unduly charged. The proceedings are based on an alleged mistake by CEMIG in the estimate of time used for the calculation of the consumption of energy by public lighting paid for by the Public Lighting Contribution (Contribuição de Iluminação Pública, or ‘CIP‘). On December 31, 2024, the amount involved in these actions was R$1.67 billion, and the probability of loss were assessed as ‘possible’, since, although the case law is amply in favor of CEMIG, it has not been definitively consolidated.

ANNUAL REPORT AND FORM 20-F | 2024	145

CEMIG GT filed an application to be included a joint defendant in a lawsuit brought by AES Sul against ANEEL, seeking annulment of ANEEL Dispatch No. 288/2002, which set the guidelines for interpretation of ANEEL Resolution No. 290/2000, and thus changed the condition of AES Sul Distribuidora, from creditor to debtor of the Wholesale Energy Market (Mercado Atacadista de Energia, or ‘MAE’), predecessor of the present CCEE. CEMIG GT obtained an interim decision to suspend the deposit that had been ordered in favor of AES, determined in the process of financial settlement, for the historic amount. The application to be joined as a party was granted and CEMIG GT is a co-litigant with Centrais Elétricas de Santa Catarina S.A. (‘CELESC’) in the principal case (‘Ordinary Action’), resulting in CEMIG GT being able to present petitions and appeals in that action if necessary. A Special Appeal was filed against the decision allowing for CEMIG GT’s joinder before the Superior Court of Justice (Superior Tribunal de Justiça, or ‘STJ’), which awaits judgment. This appeal does not prevent CEMIG GT from acting in the case to which it was admitted. Judgment at first instance was given against said Ordinary Action, and AES filed an appeal, which was granted. The Appeal Court Judgment on the appeal was the subject of a Motion for Clarification by CEMIG GT, on which judgment was given (cognizance taken, and appeal granted in part as to confirmation that only ANEEL should bear the costs of loser’s fees). As to the merits of the question, an appeal was lodged (against non-unanimous decision by an appellate court, which awaits judgment. On December 31, 2024, the amount involved in the action was R$681 million, and the probability of loss were assessed as ‘possible’ since there is still the possibility of the second instance decision being modified in the appeals that are currently awaiting judgment.

Company and its subsidiaries are involved in numerous administrative and judicial proceedings, challenging, principally: (i) tariff charges in invoices for use of the distribution system by a self-producer; (ii) alleged violation of targets for continuity indicators in retail supply of energy; and (iii) the tariff increase made during the federal government’s economic stabilization plan referred to as the ‘Cruzado Plan’, in 1986. On December 31, 2024, the aggregate amount of the contingency is R$1,305 million, of which R$63 million has been recorded as provision – the amount estimated as probably necessary for settlement of these disputes.

Tax and Similar Charges

CEMIG, CEMIG GT and CEMIG D are parties in various legal actions disputing the applicability of the Urban Land Tax (Imposto Territorial Urbano, or ‘IPTU’), on Real estate properties designed for public service concessions. This is a matter on which case law has not been established by the higher courts. As of December 31, 2024, the amount involved in these actions for which probability of loss were assessed as ‘probable’ totaled R$3 million and the proceedings in which the probability of loss were assessed ‘possible’ totaled R$187 million.

In 2006, CEMIG, CEMIG GT and CEMIG D advanced funds to some of their employees in exchange for their rights to future payments, referred to as the ‘Anuênio.’ No income tax or social security contributions were collected in connection with those payments, since it is our opinion that they are not applicable The Brazilian Federal Revenue Service, however, initiated an administrative proceeding seeking to levy taxes on such payments. In order to avoid the risk of imposition of penalties, we filed two writs for mandamus, which were decided unfavorably to us in the lower court. We have appealed and are awaiting the ruling of the Court of Appeals on whether the income tax is applicable. Regarding the social security contributions, the Federal Regional Court (Tribunal Regional Federal, or ‘TRF’) ruled against the Company. We appealed to the Superior Courts, which decided unfavorably to the Company, ending the legal discussion on the amounts owed and relating to social security contributions. The amounts deposited in court were converted into income in favor of the Federal Union, ending the process. On December 31, 2024, the amount involved in these actions was R$332 million, in which we have assessed the chance of loss as ‘probable’ in the amount of R$148 million, in view of the indemnity nature of the advance payments made to the employees and the absence of specific case law in Superior Court of Justice (Superior Tribunal de Justiça, or ‘STJ’) and the TRF of the First Region (‘TRF1’). We emphasize that, in relation to Income Tax, both the STJ and the TRF of the First Region adopt the position that there is no tax levied on payments arising from the suppression of employees’ collective bargaining rights when agreed through a collective agreement, since such amounts are considered as being of an indemnity nature.

ANNUAL REPORT AND FORM 20-F | 2024	146

INSS initiated an administrative proceeding against CEMIG in 2006 alleging non-payment of the social security contribution on the amounts paid to our employees and directors as profit-sharing in the period 1998 to 2004. In 2007, we filed a writ of mandamus seeking declaration that such profit-sharing payments were not subject to social security contributions. We received a partial favorable decision in 2008, which declared non-applicability of the contribution of social security on the profit-sharing amounts paid for employees, and its applicability on the profit-sharing amounts paid to directors. We have appealed the decision and, on August 23, 2019, the TRF of the 1st Region issued a ruling giving partial approval to declare the decay of tax credits related to taxable events that occurred up to August 2001 but denying the other requests. As a result of this decision, we started a new judicial discussion with the objective of producing evidence. On December 31, 2024, the amount involved in this action was assessed as R$245 million, and we have assessed the chance of loss as ‘probable’.

The Brazilian Federal Tax Authority (‘Secretaria da Receita Federal’) has brought, in addition to the process mentioned above, other administrative proceedings against CEMIG, CEMIG GT, CEMIG D and Rosal Energia S.A., in relation to Social Security contributions under various headings: employee profit sharing, the Workers’ Food Program (Programa de Alimentação do Trabalhador, or ‘PAT’), the education support contribution (‘auxílio-educação’), time-of-service bonuses, Special Additional Retirement payments, taxes under suspended enforcement, overtime payments, hazardous occupation payments, matters related to Sest/Senat (transport workers’ support programs), donations, sponsorships, and fines for non-compliance with accessory obligations. We have presented defenses and wait for judgment. As of December 31, 2024, the amount involved in these actions was R$1.8 billion. As a result of the decision by the TRF of the 1st Region mentioned above, the amounts for which probability of loss were assessed as ‘probable’ totaled R$681 million and the proceedings in which the probability of loss were assessed ‘possible’ totaled R$1.12 billion.

CEMIG, CEMIG GT, CEMIG D and Sá Carvalho S.A. are parties in administrative proceedings in relation to Corporate Income Tax (‘IRPJ’) and the Social Contribution on Net income (‘CSLL’). As of December 31, 2024, the amount involved in these actions were assessed as R$508 million, and the probability of loss assessed as ‘possible’. The infringement notices for the Social Contribution (CSLL) tax are due in particular to the companies having excluded from their declared basis of calculation for this tax, amounts relating to: (i) cultural and artistic donations and sponsorship; (ii)  payments of punitive fines; (iii) taxes with liability suspended; and (iv) expenses on amortization of goodwill, since there is no provision in law that supports taxation of amounts reported under this heading. The infringement notices for corporate income tax are since when calculating the real profit, the companies considered as expenses the amounts spent on technological innovation, under Law 11,196/05. The Trade and Industry Ministry (‘MCTI’), which initially, due to lack of information, had not recognized this legal categorization of these amounts, is reviewing its legal opinions now that it is in possession of the information sent by the companies.

ANNUAL REPORT AND FORM 20-F | 2024	147

The Federal Tax Authority issued an infringement notice on Parati – Participações em Ativos de Energia Elétrica (‘Parati’), a CEMIG affiliated company, and as a jointly responsible party, on CEMIG, in relation to the Withholding Income Tax (Imposto de Renda Retido na Fonte, or ‘IRRF’) allegedly applicable to capital gains arising from the disposal of assets or rights in Brazil by a non-resident, on the basis of allegedly being the legal entity responsible for the withholding and payment of the tax. The transaction in question was in regard to the purchase by Parati, and sale by Enlighted, on July 7, 2011, of 100% interest in Lepsa LLC (a company headquartered in Delaware, USA). Lepsa LLC was also the owner of 75% of the quotas of Luce Brasil Fundo de Investimento em Participações (‘FIP Luce’), which in turn was the indirect holder, through Luce Empreendimentos e Participações S.A., of 13.03% of the total and voting share of Light (Light, which has only issued common shares). After certain transactions, Parati became the direct holder of 100% of the shares of Luce Empreendimentos e Participações S.A. (LEPSA), which in turn was the holder of 13.03% of the voting share and total share capital of Light. After successive corporate transactions, Parati was merged into CEMIG and, consequently, succeed in this process. On May 2, 2016, the Delegated Judgment office of the Federal Tax Authority decided on the challenge presented by Parati and CEMIG: it maintained the posting of the tax credit against Parati, and in relation to CEMIG, it upheld the principle of joint liability. The companies then appealed, and the Voluntary Appeal is pending judgment by CARF. As of December 31, 2024, the amount claimed in this case totaled R$289 million and the chance of loss was assessed as ‘possible’, mainly due to the matters of fact: (i) on the question of simulation, the condition in this specific case is more favorable than that in the precedents that are found in the case law. If the allegation of simulation is overturned, we believe that there will be no legal case for the demand for payment; (ii) on the merit, because this is a very specific transaction, there are no similar precedents; and (iii) with regards to the fine, the same arguments hold as to the singular nature of this specific case.

CEMIG and its wholly owned subsidiaries, especially CEMIG GT and CEMIG D, are parties in various court and administrative proceedings dealing with offsetting of credits arising from tax losses in corporate income tax returns, and payments made in excess, identified by Federal Revenue Payment or Credit Receipts, involving corporate income tax, the Social Contribution on net income and the PIS and Cofins taxes. The companies are contesting the non-ratification by the authorities of these offsetting and attempts by the federal tax authorities to recover the amounts of these taxes to be compensated. On December 31, 2024, the amount involved in these for which the probability of loss was assessed as ‘possible’ totaled R$229 million. CEMIG and its subsidiaries are involved in numerous administrative and judicial claims actions relating to taxes, including, among other matters, subjects relating to the Rural Property Tax (‘ITR’); the Tax on Donations and Legacies (‘ITCD’); the Social Integration Program (Programa de Integração Social, or ‘PIS’); the Contribution to Finance Social Security (Contribuição para o Financiamento da Seguridade Social, or ‘Cofins’); Corporate Income tax (‘Imposto de Renda Pessoa Jurídica’, or ‘IRPJ’); the Social Contribution (‘Contribuição Social sobre o Lucro Líquido’, or ‘CSLL’); and motions to tax enforcement. As of December 31, 2024, the amount involved in these actions for which probability of loss were assessed as ‘probable’ totaled R$6 million and the proceedings in which the probability of loss were assessed ‘possible’ totaled R$811 million.

ANNUAL REPORT AND FORM 20-F | 2024	148

ICMS (local state value added tax)

From December 2019 to December 2021 the Tax Authority of Minas Gerais State issued infraction notices against the subsidiary Gasmig, in the total amount of R$357 million, relating to reduction of the calculation base of ICMS tax in the sale of natural gas to its customers over the period from December 1, 2014 to September 30, 2021, alleging a divergence between the form of calculation used by Gasmig and the opinion of that tax authority. The claims comprise: principal of R$124 million, penalty payments of R$201 million and interest of R$32 million. In July 2021, Gasmig filed a lawsuit to annul a tax debt against the State of Minas Gerais. The infraction notices are suspended until the merits of the lawsuit are judged.

Considering that the State of Minas Gerais, over a period of more than 25 years, has never made any allegations against the methodology of calculation by the Company, the managers, together with their legal advisers, believe that there is a defense under Article 100, III of the National Tax Code, which removes claims for penalties and interest; and that the contingency for loss related to these amounts is ‘remote’. In relation to the argument on the difference between the amount of ICMS tax calculated by Gasmig and the new interpretation by the state tax authority, the probability of loss was considered ‘possible’. In July 2021, Gasmig filed a lawsuit against the State of Minas Gerais. The infraction notices are suspended until the merits of the action are determined. On December 31, 2024, the amount of the contingency for the period relating to the rules on expiry by limitation of time is R$261 million.

Contracts

CEMIG D is a party in court disputes involving claims for rebalancing of contracts to implement part of the rural electrification program known as Luz Para Todos (‘Light for All’). As of December 31, 2024, the amount involved in these actions was R$ 344 million and the probability of loss was assessed as ‘possible’.

Employment Law Obligations

CEMIG, CEMIG GT and CEMIG D are parties in various labor claims filed by their employees and by employees of companies that provide them with services. Most of these claims relate to overtime and additional pay, severance payments, various benefits, salary adjustments and the effects of such matters on a supplementary retirement plan, and the use of outsourced labor. Under Brazilian employment laws, claimants must file claims for any unpaid amounts to which they are entitled within two years from the relevant termination of the employment contract, and such rights are limited to a period of five years prior to the filing of the claim. On December 31, 2024, the value of the claims for which the probability of loss had been assessed as ‘probable’ was R$473 million; for those with probability of loss assessed as ‘possible’ the amount was R$1,042 million.

Environmental Issues

CEMIG, CEMIG GT and CEMIG D are party to several other administrative and judicial proceedings and claims involving environmental matters, regarding certain protected areas, environmental licenses and remediation of environmental damages, among others. On December 31, 2024, the amount for which probability of loss were assessed as ‘probable’ was R$442 thousand and the proceedings in which the probability of loss were assessed ‘possible’ totaled R$127 million.

ANNUAL REPORT AND FORM 20-F | 2024	149

Property and Liability

CEMIG, CEMIG GT and CEMIG D are party in several legal proceedings, mainly as defendant, relating to Real property and to indemnity arising from accidents taking place in the ordinary course of the business. On December 31, 2024, the amount for which probability of loss were assessed as ‘probable’ was R$62 million and the total of proceedings in which probability of losses were assessed as ‘possible’ was R$637 million.

Specifically in civil lawsuits, involving land lawsuits, on December 31, 2024, the amount for which probability of loss is classified as ‘probable’ is R$17 million, and the total of lawsuits for which probability of loss is classified as ‘possible’ is of R$675 million.

Other proceedings

Company and its subsidiaries are involved as plaintiff or defendant, in other less significant claims, related to the normal course of their operations including: provision of cleaning service in power line pathways and firebreaks, indemnities for rescission of contracts, on a lesser scale, and disputes alleging losses suffered because of supposed breaches of contract at the time of provision of services of cleaning of power line pathways and firebreaks. As of December 31, 2024, the amount involved in these actions for which probability of loss were assessed as ‘possible’ totaled R$687 million and the proceedings in which the probability of loss were assessed ‘probable’ totaled R$2 million.

Customer’s claims

Company and its subsidiaries are involved in various civil actions relating to indemnity for moral injury and for material damages, arising, principally, from allegations of irregularity in measurement of consumption, and claims of undue charging, in the normal course of business. As of December 31, 2024, the amount involved in these actions for which probability of loss were assessed as ‘possible’ totaled R$743 million and the proceedings in which the probability of loss were assessed ‘probable’ totaled R$152 million.

Renova: Application to override corporate identity

A Receivables Investment Fund (Fundo de Investimento em Direitos Creditórios – FIDC) filed an application for Override of Legal Identity (Incidente de Desconsideração da Personalidade Jurídica – IDPJ) in relation to certain companies of the Renova group, aiming to include some shareholders of Renova, including the Company and its subsidiary CEMIG GT, as defendants jointly and severally liable. On August 14, 2024, the parties filed a petition notifying the court of a settlement agreement and requesting the dismissal of the case. On September 2, 2024, a judgment was rendered, officially concluding the proceedings. Due to the conclusion of the case, with no possibility of appeal, the item has been excluded from the Company’s financial statements.

ANNUAL REPORT AND FORM 20-F | 2024	150

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

At the Annual General Meeting (AGM), held on April 29, 2024, we declared payment of dividends for the 2023 fiscal year in the amount of R$3,124 million, to holders whose names were on the Company's Nominal Shares Registry on the date of the AGM. The dividends were paid in two installments, the first on June 30, 2024 and the second on December 30, 2024.

At the Annual General Meeting (AGM) held on April 30, 2025, we declared payment of dividends for the 2024 fiscal year in the amount of R$1,885 million, to holders whose names were on the Company's Nominal Shares Registry on the date of the AGM. The dividends will be paid in two installments, the first on June 30, 2025 and the second on December 30, 2025.

ANNUAL REPORT AND FORM 20-F | 2024	151

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

Interest on Equity

Brazilian corporations are permitted to distribute dividends in the form of a tax-deductible notional interest expense on shareholders’ equity in accordance with Law 9,249/1995 of December 26, 1995, as amended. The amount of tax-deductible interest that may be paid is calculated by applying the daily pro rata variation of the TJLP on the shareholders’ equity during the relevant period and cannot exceed the greater of:

•         50.0% of net income (before considering such distribution and any deductions for income taxes and after considering any deductions for social contributions on net income) for the period in respect of which the payment is made; or

•         50.0% of earnings reserves and retained earnings.

ANNUAL REPORT AND FORM 20-F | 2024	152

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

History of Dividend Payments

The table below gives the track record of recent declarations of dividends and Interest on Capital to holders of our common and preferred shares. In each case, the payment takes place in the year following the year for the results of which the dividend was declared.

ANNUAL REPORT AND FORM 20-F | 2024	153

Declaration History of Dividends and Interest on Capital (1)

Dividend Year	Common Shares		Preferred Shares
	(in millions of R$) (2)	(in millions of US$) (3)	(in millions of R$) (2)	(in millions of US$) (3)
2022 (4)	747	141	1,486	281
2023 (5)	867	179	1,725	356
2024 (6)	1,723	279	3,431	553

(1)      Under Brazilian accounting practices, dividends and Interest on Capital are accounted in the business year in which the income from which the dividends are declared, provided that they are previously approved.

(2)      Amounts expressed in Reais are expressed in nominal Reais.

(3)      The amounts in USD displayed above are for illustrative purposes only and were calculated by dividing the amount of dividends and interest on capital paid, expressed in nominal Reais, by the exchange rate obtained from the Federal Reserve Board’s website on respective ‘record dates’; for 2024 - as of December 29 2023.

(4)      On March 23, 2022, the Company declared payment of Interest on Capital in the amount of R$245 million, on account of the amount of the minimum mandatory dividend for 2022, and payable to shareholders whose names were on the Company’s Nominal Share Registry on March 28, 2022. This amount was paid on December 29, 2022. On June 15, 2022, the Company declared payment of Interest on Capital in the amount of R$353 million, on account of the amount of the minimum mandatory dividend for 2022, and payable to shareholders whose names were on the Company’s Nominal Share Registry on June 24, 2022. This amount was paid in two installments, the first on June 30, 2023 and the second on December 28, 2023. On September 20, 2022, the Company declared payment of Interest on Capital in the amount of R$471 million, on account of the amount of the minimum mandatory dividend for 2022, and payable to shareholders whose names were on the Company’s Nominal Share Registry on September 23, 2022. This amount was paid in two installments, the first on June 30, 2023 and the second on December 28, 2023. On December 14, 2022, the Company declared payment of Interest on Capital in the amount of R$398 million, on account of the amount of the minimum mandatory dividend for 2022, and payable to shareholders whose names were on the Company’s Nominal Share Registry on December 21, 2022. This amount was paid in two installments, the first on June 30, 2023 and the second on December 28, 2023. On December 22, 2022, the Company declared payment of Interest on Capital in the amount of R$515 million, on account of the amount of the minimum mandatory dividend for 2022, and payable to shareholders whose names were on the Company’s Nominal Share Registry on December 27, 2022. This amount was paid in two installments, the first on June 30, 2023 and the second on December 28, 2023.

(5)      On March 22, 2023, the Company declared payment of Interest on Capital in the amount of R$424 million, on account of the amount of the minimum mandatory dividend for 2023, and payable to shareholders whose names were on the Company’s Nominal Share Registry on March 27, 2023. This amount will be paid in two installments, the first by June 30, 2024 and the second by December 30, 2024. On June 20, 2023, the Company declared payment of Interest on Capital in the amount of R$427 million, on account of the amount of the minimum mandatory dividend for 2023, and payable to shareholders whose names were on the Company’s Nominal Share Registry on June 23, 2023. This amount will be paid in two installments, the first by June 30, 2024 and the second by December 30, 2024. On September 20, 2023, the Company declared payment of Interest on Capital in the amount of R$418 million, on account of the amount of the minimum mandatory dividend for 2023, and payable to shareholders whose names were on the Company’s Nominal Share Registry on September 25, 2023. This amount will be paid in two installments, the first by June 30, 2024 and the second by December 30, 2024. On December 14, 2023, the Company declared payment of Interest on Capital in the amount of R$1,323 million, on account of the amount of the minimum mandatory dividend for 2023, and payable to shareholders whose names were on the Company’s Nominal Share Registry on December 21, 2023. This amount will be paid in two installments, the first by June 30, 2024 and the second by December 30, 2024.

(6)      On March 21, 2024, the Company declared payment of Interest on Capital in the amount of R$386 million, on account of the amount of the minimum mandatory dividend for 2024, and payable to shareholders whose names were on the Company’s Nominal Share Registry on March 26, 2024. This amount will be paid in two installments, the first by June 30, 2025 and the second by December 30, 2025. On June 18, 2024, the Company declared payment of Interest on Capital in the amount of R$430 million, on account of the amount of the minimum mandatory dividend for 2024, and payable to shareholders whose names were on the Company’s Nominal Share Registry on June 21, 2024. This amount will be paid in two installments, the first by June 30, 2025 and the second by December 30, 2025. On August 13, 2024 the Company declared payment of Dividends in the amount of R$1,420 million, using the Special Reserve for undistributed mandatory dividends, and payable to shareholders whose names were on the Company’s Nominal Share Registry on August 23, 2024. This amount was paid on August 30, 2024. On September 17, 2024, the Company declared payment of Interest on Capital in the amount of R$473 million, on account of the amount of the minimum mandatory dividend for 2024, and payable to shareholders whose names were on the Company’s Nominal Share Registry on September 23, 2024. This amount will be paid in two installments, the first by June 30, 2025 and the second by December 30, 2025. On December 17, 2024, the Company declared payment of Interest on Capital in the amount of R$560 million, on account of the amount of the minimum mandatory dividend for 2024, and payable to shareholders whose names were on the Company’s Nominal Share Registry on December 23, 2024. This amount will be paid in two installments, the first by June 30, 2025 and the second by December 30, 2025. On April 30, 2025, the Company declared payment of Interest on Capital in the amount of R$1.885 million, on account of the amount of the minimum mandatory dividend for 2024, and payable to shareholders whose names were on the Company’s Nominal Share Registry on April 30, 2025. This amount will be paid in two installments, the first by June 30, 2025 and the second by December 30, 2025.

B.                 Significant Changes

Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial condition or results of operations since December 31, 2024.

ANNUAL REPORT AND FORM 20-F | 2024	154

Item 9. The Offer and Listing

A.                 Offer and Listing Details

For a description of our trading markets, see Item C. Markets, below.

B.                 Plan of Distribution

Not applicable.

C.                  Markets

The principal trading market for our preferred shares is the Brazilian Stock Exchange (B3). Our Preferred ADSs, each representing one preferred share as of December 31, 2024 have been traded on the NYSE under the symbol ‘CIG’ since September 18, 2001. Prior to that date, our Preferred ADSs were traded in the over the counter, or ‘OTC’, market in the United States. The Preferred ADSs are evidenced by Preferred ADRs issued by Citibank, N.A., as depositary, pursuant to a Second Amended and Restated Deposit Agreement, dated August 10, 2001, as amended on June 11, 2007 and on September 11, 2012 and on April 15, 2022 by and among the Company, the depositary and the holders and beneficial owners of Preferred ADSs evidenced by Preferred ADRs issued thereunder. As of January 1, 2025, there were 223,830,995 Preferred ADSs outstanding (each representing one preferred share), representing 11.75% of our 1,905,179,984 preferred shares.

The principal trading market for our common shares is the B3. Our Common ADSs, each representing one common share as of December 31, 2024 have been traded on the NYSE under the symbol ‘CIG.C’ since June 12, 2007, when we established an American Depositary Shares program for our common shares. The Common ADSs are evidenced by Common ADRs issued by Citibank, N.A., as depositary, pursuant to a Deposit Agreement, dated June 12, 2007, as amended on April 15, 2022, by and among Company, the depositary and the holders and beneficial owners of Common ADSs evidenced by Common ADRs issued thereunder. As of January 1, 2025, there were 1,157,129 Common ADSs outstanding (each representing one common share), representing 0.12% of our 956,601,911 common shares. The following prices are net of earnings, including dividends:

•         As of December 31, 2024, the closing price per preferred share on the B3 was R$11.11 and the closing price per Preferred ADS on the NYSE was US$1.79.

•         As of December 31, 2024, the closing price per common share on the B3 was R$14.63 and the closing price per Common ADS on the NYSE was US$2.32.

ANNUAL REPORT AND FORM 20-F | 2024	155

The following table sets forth the reported high and low dividend-adjusted closing sale prices for our preferred and common stock on the B3 as well as our preferred and common ADSs on the NYSE for the periods indicated.

	Common Shares		Common ADSs		Preferred Shares		Preferred ADS
	Price in Nominal R$		Price in US$		Price in Nominal R$		Price in US$
Year	High	Low	High	Low	High	Low	High	Low
2020	16.33	7.10	4.06	1.37	14.61	7.25	3.40	1.24
2021	18.40	11.19	3.59	2.24	14.53	9.03	2.63	1.50
2022	18.92	11.29	4.00	2.22	12.11	8.12	2.43	1.50
2023	19.12	13.44	4.26	2.89	12.54	9.07	2.54	1.68
2024	15.12	9.08	3.39	2.16	11.66	7.42	2.05	1.49

	Common Shares		Common ADSs		Preferred Shares		Preferred ADS
Quarter	Price in Nominal R$		Price in US$		Price in Nominal R$		Price in US$
2023	High	Low	High	Low	High	Low	High	Low
1 Q	15.84	13.44	3.49	2.89	10.35	9.07	1.99	1.68
2 Q	19.12	15.90	4.20	3.32	11.84	10.41	2.42	2.01
3 Q	18.80	16.45	4.26	3.66	12.11	11.01	2.46	2.16
4 Q	18.33	14.18	3.90	2.97	12.54	9.87	2.54	1.98
2024	High	Low	High	Low	High	Low	High	Low
1 Q	10.71	9.08	3.17	2.61	8.54	7.42	1.70	1.49
2 Q	12.26	10.19	3.39	2.23	9.62	8.53	1.86	1.60
3 Q	14.32	11.20	2.67	2.16	11.36	9.19	2.05	1.63
4 Q	15.12	13.78	2.66	2.30	11.66	10.63	2.03	1.73

	Common Shares		Common ADSs		Preferred Shares		Preferred ADS
	Price in Nominal R$		Price in US$		Price in Nominal R$		Price in US$
Month	High	Low	High	Low	High	Low	High	Low
October 2024	14.33	13.78	3.39	2.16	10.19	10.63	2.03	1.86
November 2024	15.12	14.03	2.66	2.42	11.66	10.89	2.03	1.86
December 2024	14.68	14.12	2.52	2.30	11.40	10.71	1.93	1.73
January 2025	14.94	14.01	2.62	2.23	10.91	10.09	1.87	1.71
February 2025	15.61	14.84	2.78	2.57	11.19	10.76	1.98	1.86
March 2025	10.40	9.09	3.02	2.61	8.54	7.42	1.71	1.50

* Source: Economatica – net earnings prices, including dividends.

ANNUAL REPORT AND FORM 20-F | 2024	156

The table below represents the dividends paid on the common and preferred shares and their respective Common and Preferred ADSs, resulting in an adjustment to the price per share and ADS:

Record of dividends paid on common and preferred shares and Common and Preferred ADSs
Year	Declaration	Record date Brazil	Payment date Brazil	Record date NYSE	Payment date NYSE
2022	4/29/2022	4/29/2022	12/29/2022	5/3/2022	7/8/2022
1/5/2023
	12/10/2021	12/21/2021	6/30/2022	12/23/2021	7/8/2022
			12/29/2022		1/5/2023
	3/23/2022	3/28/2022	12/29/2022	4/4/2022	1/5/2023
	4/29/2022	4/29/2022	6/30/2022	5/3/2022	7/8/2022
			12/29/2022		1/5/2023
2023	6/15/2022	6/24/2022	6/30/2023	6/28/2022	7/10/2023
			12/30/2023		1/8/2024
	9/20/2022	9/23/2022	6/30/2023	10/3/2022	7/10/2023
			12/30/2023		1/8/2024
	12/14/2022	12/27/2022	6/30/2023	12/27/2022	7/10/2023
			12/30/2023		1/8/2024
	12/22/2022	12/27/2022	6/30/2023	1/3/2023	7/10/2023
			12/30/2023		1/8/2024
	4/27/2023	4/27/2023	6/30/2023	1/5/2023	7/10/2023
			12/30/2023		1/8/2024
2024	03/22/2023	03/27/2023	06/30/2024	3/4/2023	6/1/2025
			12/30/2024		8/7/2025
	06/20/2023	06/23/2023	06/30/2024	3/7/2023	8/7/2024
			12/30/2024		6/1/2024
	09/20/2023	09/25/2023	06/30/2024	2/10/2023	8/7/2024
			12/30/2024		6/1/2025
	12/14/2023	12/21/2023	06/30/2024	12/26/2023	8/7/2024
			12/30/2024		6/1/2025
	04/29/2024	04/29/2024	03/30/2024	3/5/2024	8/7/2024
			12/30/2024		6/1/2025

Since July 12, 2002, our shares have been traded on the LATIBEX, under the ticker symbol ‘XCMIG,’ The LATIBEX is an electronic trading market created in 1999 by the Madrid Stock Exchange to facilitate the trading market of Latin American Securities in Euros.

On March 20, 2025 CEMIG filled a Material Fact informing that its Board of Directors approved the delisting of the preferred shares issued by the Company from the Latin American Securities Market (Latibex). The implementation of the delisting, its terms and deadline for completion are subject to analysis and approval by Latibex. The delisting from Latibex is in line with CEMIG's strategy of simplification.

ANNUAL REPORT AND FORM 20-F | 2024	157

Trading on the B3 S.A. - BRASIL, BOLSA, BALCÃO (‘B3’)

The preferred shares and common shares are traded on the B3, the only Brazilian stock exchange that trades shares. Trading on the B3 is limited to brokerage firms and a limited number of authorized entities. The CVM and B3 have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances.

Trading on the B3 is conducted between 10:00 a.m. and 5:00 p.m. or from 11:00 a.m. to 6:00 p.m. (during daylight savings time in Brazil). The B3 also permits trading from 5:30 p.m. to 6:00 p.m. during a different trading period called the ‘aftermarket’, except during daylight time. Trading during the aftermarket is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers.

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

Trading on the B3 by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a ‘non-Brazilian holder,’ is subject to certain limitations under Brazilian foreign investment regulations. With limited exceptions, non-Brazilian holders may trade on Brazilian stock exchanges in accordance with the requirements of CMN Resolution 4,373/2014, which requires that securities held by non-Brazilian holders be maintained in the custody of financial institutions authorized by the Central Bank and by the CVM or in deposit accounts with financial institutions. In addition, Resolution 4,373/2014 requires non-Brazilian holders to restrict their securities trading to transactions on the B3 or qualified over the counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution 4,373/2014 to other non-Brazilian holders through a private transaction.

ANNUAL REPORT AND FORM 20-F | 2024	158

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

•         Include in our by-laws the mandatory provisions required by B3.

ANNUAL REPORT AND FORM 20-F | 2024	159

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

Regulation of Brazilian Securities Markets

The Brazilian securities markets are principally governed by Law 6,385, enacted on December 7, 1976, and the Brazilian Corporate Law, each as amended and supplemented, and by regulations issued by the CVM, the National Monetary Council (CMN), and the Central Bank, which has, among other powers, licensing authority over brokerage firms, and which regulates foreign investments and foreign exchange transactions. These laws and regulations, among others, provide for disclosure requirements applicable to issuers of traded securities, protection of minority shareholders and criminal penalties for insider trading and price manipulation. They also provide for licensing and oversight of brokerage firms and governance of the Brazilian stock exchanges.

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

ANNUAL REPORT AND FORM 20-F | 2024	160

Trading on the B3 by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for the preferred shares or the common shares must register with the Central Bank of Brazil (‘BCB’) to be eligible for the remittance of funds in U.S. dollars abroad for payments of dividends, any other cash disbursements, or upon the disposition of the shares and sales proceeds thereof. In the event of a holder of Preferred ADSs exchanges it is Preferred ADSs for preferred shares or a holder of Common ADSs exchanges it is Common ADSs for common shares, the investor will need to apply for registration, as required by BCB Resolution 4,373, enacted on September 29, 2014, which regulates investments in Brazilian financial and securities markets by foreigners. See “Item 10. Additional Information—Exchange Controls”.

Disclosure Requirements

The CVM Resolution 44 of August 23, 2021, establishes some requirements regarding the disclosure and use of information related to material facts and acts of publicly held companies, including the disclosure of information on the trading and acquisition of securities issued by publicly held companies. Among others, these requirements include provisions that:

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

•         Obligate the investor relations officer, controlling shareholders, other officers, directors, members of the audit committee and other advisory boards to disclose material facts;

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

D.                 Selling Shareholders

Not applicable.

E.                  Dilution

Not applicable.

F.                  Expenses of the Issue

Not applicable.

ANNUAL REPORT AND FORM 20-F | 2024	161

Item 10. Additional Information

A.                 Share Capital

Not applicable.

B.                 Memorandum and Articles of Association

By-laws

We are a state-controlled company registered under the laws of Brazil. The registration number (‘NIRE’) given to us by the Board of Trade of Minas Gerais (Junta Comercial do Estado de Minas Gerais, or ‘Jucemg’) is 31300040127. Set forth below is a summary of certain significant provisions of (i) our by-laws, as amended by our Extraordinary General shareholders’ meeting on December 11, 2023 and (ii) Brazilian Corporate Law. The description of our by-laws contained herein does not purport to be complete and is qualified by reference to our by-laws, which have been filed as an exhibit to this annual report.

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

ANNUAL REPORT AND FORM 20-F | 2024	162

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

•         To amend the by-laws;

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

•         To decide on transformation, merger, absorption or split of or by the company, its dissolution or liquidation;

•         To elect or dismiss liquidators, and take decisions on their accounts; and

•         To authorize the managers to admit bankruptcy or seek concordats.

ANNUAL REPORT AND FORM 20-F | 2024	163

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

ANNUAL REPORT AND FORM 20-F | 2024	164

Remote voting procedure

Pursuant to CVM Instruction 561, it is mandatory that remote voting – an absentee ballot system – should be available for Ordinary (Annual) General Meetings and Extraordinary General Meetings of Shareholders held to elect members of the Board of Directors or the Fiscal Council.

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

ANNUAL REPORT AND FORM 20-F | 2024	165

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

ANNUAL REPORT AND FORM 20-F | 2024	166

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

•         The right to withdraw from the company under certain circumstances provided in Brazilian Corporate Law.

ANNUAL REPORT AND FORM 20-F | 2024	167

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

(3)	To reduce the mandatory distribution of dividends;
(4)	To change the company’s purpose;
(5)	To merge into another company or to consolidate with another company, subject to the conditions set forth in Brazilian Corporate Law;
(6)	To transfer all of our shares to another company in order to make us a wholly owned subsidiary of that company, known as ‘incorporação de ações’;
(7)	To approve acquisition of the control of another company at a price that exceeds certain limits set out in Brazilian Corporate Law;
(8)	To split up, subject to the conditions set forth in Brazilian Corporate Law;
(9)	To transform the company into another type of company;
(10)	To participate in a centralized group of companies, as defined under Brazilian Corporate Law and subject to the conditions set forth therein;

ANNUAL REPORT AND FORM 20-F | 2024	168

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

Rights of Minority Shareholders – Brazilian Corporate Law provides that shareholders owning at least 5% of the capital share of a corporation are afforded the following rights, among others:

The right to require that the books of the corporation be made available for review, whenever there is any indication of an act violating the Brazilian legislation or the company’s by-laws, or whenever these have been violated, or if there are grounds for suspicion that serious irregularities have been committed by the company’s management; the right to require the company’s managers to reveal:

•         The number of securities issued by the company or by subsidiaries, or companies of the same group, that They have acquired or sold, directly or through other people, in the prior business year;

•         Share purchase options that management have contracted or exercised in the prior business year;

•         All benefits or advantages, whether indirect or complementary, that they have received or which they are receiving from the company, or from affiliated or subsidiary companies or companies of the same group;

•         The terms of such employment contracts as have been signed by the company with directors or high-level employees;

•         Any other material acts or facts in relation to the activities of the company.

ANNUAL REPORT AND FORM 20-F | 2024	169

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

ANNUAL REPORT AND FORM 20-F | 2024	170

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

ANNUAL REPORT AND FORM 20-F | 2024	171

As well as adopting good corporate governance and compliance practices, CEMIG has a group of policies that establish directives for related subjects. These include:

CEMIG´s Compliance and Anti-Bribery Policy; the Related Party Transactions Policy; the Nominations and Eligibility Policy; the Governance and Management Policy for Non-controlled Investees; the Conflict of Interests Policy; the Data Privacy Policy for Clients and the Public; the Data Privacy Policy for Employees, Suppliers and Service Providers; and the Corporate Risks Management Policy.

CEMIG’s Compliance and Anti-Bribery Policy comprises consolidation of the directives that aim to assure the company’s commitment to adoption of a high standard of integrity and compliance with rules and the law, in the conduct of its business. CEMIG’s commitment to the concept and principle of Integrity is one of its Values, approved by the Board of Directors. The following are objectives of CEMIG’s Compliance Policy:

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

In 2024, CEMIG’s Compliance Policy was updated, incorporating anti-bribery guidelines, making it more accessible and adherent to the legal provisions, seeking simplification, rationalization and optimization of standards that establish the company’s governance. Therefore, the document is now called CEMIG’s Compliance and Anti-Bribery Policy.

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

ANNUAL REPORT AND FORM 20-F | 2024	172

In recent years, CEMIG conducted, its Compliance Maturity Survey. The aim of this survey is to assess the levels of knowledge on what compliance is, on CEMIG’s Compliance Policy, on adherence to our values (culture), and on employees’ perception in terms of CEMIG’s procedures for prevention, detection and response that are currently in place. Together, these dimensions express the maturity of compliance in the company. The data resulting from the survey show us that there is attention and commitment on the part of employees in relation to compliance culture and behavior, recognition of its importance, and growing interest in the subject.

Finally, we highlight that CEMIG is a signatory to the UN Global Compact, of which principle number 10 is: ‘Work against corruption in all its forms, including extortion and bribery’. CEMIG joined the UN Global Compact's 100% Transparency Movement, having met, in 2024, three of the five goals proposed to be achieved by 2030: transparency of the whistleblowing channel; transparency of the governance and compliance structure; integrity in the remuneration of senior management.

C.                  Material Contracts

For information concerning our material contracts, see “Item 4, Information on the company” and “Item 5, Operating and Financial Review and Prospects”.

D.                 Exchange Controls

There are no restrictions on the ownership of preferred shares or common shares of non-financial institutions by legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of preferred shares or common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation, which generally requires, among other things, that the relevant investment be registered with the Central Bank and the CVM. Such restrictions on the remittance of foreign capital abroad may hinder or prevent the custodian for our common shares represented by our ADSs or the holders of our common shares from converting dividends, distributions, or the proceeds from any sale of these shares into U.S. dollars and remitting the U.S. dollars abroad. Holders of our ADSs could be adversely affected by delays in, or refusal to grant any, required government approval to convert Brazilian currency payments on the common shares underlying our ADS and to remit the proceeds abroad.

Since March 30, 2015, CMN Resolution 4,373/2014, of September 29, 2014, has been in full effect, providing for the issuance of depositary receipts in foreign markets in respect to shares of Brazilian issuers. CMN Resolution 4,373/2014, among other acts, revoked CMN Resolution 1,927/1992, enacted on May 18, 1992, CMN Resolution 1,289/1987, of March 20, 1987, and CMN Resolution 2,689/2000, enacted on January 26, 2000. Under Brazilian law relating to foreign investment in the Brazilian capital markets, foreign investors registered with the CVM and acting through authorized custodial accounts managed by local agents may buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Foreign investors may register their investment under Law 4,131/1962, enacted on September 3, 1962, as amended, or under CMN Resolution 4,373, enacted on September 20, 2014.

The Law 4,131/1962 is the main legislation concerning investment of direct foreign capital and foreign direct equity in companies based in Brazil. It is applicable to any amount of capital that enters Brazil in the form of foreign currency, goods, or services. Foreign investment portfolios are regulated by CMN Resolution 4,373/2014, and CVM Instruction 560/2015, enacted on March 27, 2015, which regulates the filing of transactions and disclosure of information by foreign investors, all reflecting the provisions of CMN Resolution 4,373/2014.

ANNUAL REPORT AND FORM 20-F | 2024	173

As of January 1, 2016, foreign investors that intend to be registered with the CVM shall fulfill the requirements under CVM Instruction 560/2015. In accordance with CMN Resolution 4,373/2014, the definition of a foreign investor includes individuals, legal entities, mutual funds, and other collective investment entities, domiciled, or headquartered abroad. In order to become a 4,373 Holder, a foreign investor must:

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

•         Through its representative in Brazil, register its foreign investment with the Central Bank; and

•         Be registered with the Federal Tax Authority (‘Secretaria da Receita Federal’), or the ‘RFB’, pursuant to RFB Normative Instruction 1,634/2016, enacted on May 06, 2016, and RFB Normative Instruction 1,548/2015, enacted on February 13, 2015.

Investments in the preferred shares through the holding of Preferred ADSs, or in the common shares through the holding of Common ADSs, must be made pursuant to Annex II to CMN Resolution 4,373 enacted on September 29, 2014. Direct investments in the preferred shares upon the cancellation of the Preferred ADSs, or in the common shares upon the cancellation of the Common ADSs, may be held by foreign investors under Law 4,131 of September 3, 1962 or CMN Resolution 4,373 enacted on September 29, 2014, both of which effectively allow registered foreign investors to invest substantially in any capital market instrument in Brazil and extend a favorable tax treatment to all foreign investors registered and qualified under CMN Resolution 4,373, who are not resident in a tax haven, as defined by Brazilian tax laws.

The Annex II Regulations provide for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The Preferred ADSs have been approved under the Resolution 1,289, which was repealed by Resolution 4,373, by the Central Bank and the CVM, and the Common ADSs have been approved by the CVM (since authorization from the Central Bank is no longer necessary).

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

In the event that a holder of Preferred ADSs exchanges such Preferred ADSs for preferred shares, or a holder of Common ADSs exchanges such Common ADSs for common shares, such investment will need to be registered with the Central Bank, according to Resolution 4,373. Thereafter, the holder may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, the preferred shares or the common shares, unless the holder is a duly qualified investor under Resolution 4,373 by registering with the CVM and the Central Bank and appointing a representative in Brazil. If not so registered, the holder will be subject to less favorable Brazilian tax treatment than a holder of Preferred ADSs or Common ADSs. Regardless of qualification under Resolution 4,373, residents in tax havens are subject to less favorable tax treatment than other foreign investors. See ‘—Taxation—Brazilian Tax Considerations.’

ANNUAL REPORT AND FORM 20-F | 2024	174

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

E.                  Taxation

The following summary contains a description of certain Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of preferred shares, common shares, and Preferred ADSs or Common ADSs by a United States person, as defined in section 7701(a)(30) of the Internal Revenue Code of 1986, or the Code, as amended (which includes, among other things, an individual citizen or resident of the U.S., a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or any political subdivision thereof (including the District of Columbia), an estate the income of which is subject to U.S. federal income taxation regardless of its source, and certain trusts), or a holder that otherwise will be subject to U.S. federal income tax on a net income basis in respect of preferred shares, common shares, Preferred ADSs or Common ADSs, which we refer to as a U.S. holder, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase preferred shares, common shares, Preferred ADSs or Common ADSs. In particular, this summary deals only with U.S. holders that will hold preferred shares, common shares, Preferred ADSs or Common ADSs as capital assets and does not address the tax treatment of U.S. holders that own or are treated as owning 10% or more of the total combined voting power of all classes of stock entitled to vote of the company or 10% or more of the total value of shares of all classes of stock of the company or that may be subject to special tax rules, such as banks or other financial institutions, insurance companies, retirement plans, regulated investment companies, real estate investment trusts, dealers in securities or currencies, brokers, traders in securities that elect to mark to market, tax-exempt organizations, persons liable for alternative minimum tax, ‘pass-through entities’ such as partnerships, persons that will hold preferred shares, common shares, Preferred ADSs or Common ADSs as part of a hedging transaction, constructive sale transaction, position in a ‘straddle’ or a ‘conversion transaction’ for tax purposes, controlled foreign corporations or passive foreign invest companies, U.S. expatriates or former long-term residents of the U.S., persons who are required to accelerate the recognition of any item of gross income with respect to the preferred shares, common shares, Preferred ADSs or Common ADSs as a result of such income being recognized on an applicable financial statement, persons who acquired their preferred shares, common shares, Preferred ADSs or Common ADSs pursuant to the exercise of employee share options or otherwise as compensation, and persons that have a ‘functional currency’ other than the U.S. dollar. If an entity treated as a partnership for U.S. federal income tax purposes invests in our preferred shares, common shares, Preferred ADSs or Common ADSs, the U.S. federal income tax considerations relating to such investment will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners relating to the purchase, ownership, and disposition of such shares or ADSs. This summary, as relates to U.S. tax considerations, does not describe any implications under U.S. state or local tax law, non-U.S. tax law, or the federal alternative minimum tax, estate tax or gift tax. U.S. holders should consult their own tax advisors regarding such matters.

The company has not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the 'IRS') regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of preferred shares, common shares, Preferred ADSs or Common ADSs. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

ANNUAL REPORT AND FORM 20-F | 2024	175

This summary is based upon the tax laws of Brazil and the United States (including the Code, final, temporary, and proposed Treasury regulations, rulings, judicial decisions and administrative pronouncements) as in effect on the date hereof which are subject to change, possibly with retroactive effect, and to different interpretations, which could result in Brazilian and U.S. federal income tax consequences different from those discussed below. Prospective purchasers of preferred shares, common shares, Preferred ADSs or Common ADSs are encouraged to consult their own tax advisors as to the Brazilian, U.S. or other tax consequences of the purchase, ownership and disposition of preferred shares, common shares, Preferred ADSs or Common ADSs, including, in particular, the effect of any foreign, state or local tax laws.

There is currently no income tax treaty in force between Brazil and the United States, though it is possible that a treaty could be introduced in the future. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares, common shares, Preferred ADSs or Common ADSs.

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

ANNUAL REPORT AND FORM 20-F | 2024	176

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

ANNUAL REPORT AND FORM 20-F | 2024	177

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

ANNUAL REPORT AND FORM 20-F | 2024	178

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

Upon receipt of the underlying preferred shares in exchange for Preferred ADSs or the underlying common shares in exchange for Common ADSs, non-Brazilian holders may also elect to register with the Central Bank the U.S. dollar value of such preferred shares or common shares as a foreign portfolio investment under CMN Resolution 4,373/2014, which will entitle them to the tax treatment referred to above in connection with ‘U.S. market investors’.

Alternatively, the non-Brazilian holder is entitled to register with the Central Bank the U.S. dollar value of such preferred shares or common shares as a foreign direct investment under Law 4,131/62, in which case the respective sale would be subject to the tax treatment referred in the section ‘Taxation of Gains’.

Gains on the Exchange of Preferred Shares for Preferred ADSs or Common Shares for Common ADSs— With reference to the deposit of preferred shares in exchange for the Preferred ADSs or common shares in exchange for the Common ADSs, the difference between the acquisition cost of the preferred shares or common shares and the market price of the preferred shares or common shares is considered to be a capital gain subject to income tax at a rate from 15% or 25% for Nil or Low Taxation Jurisdiction Holders. Although there is no clear regulatory guidance, such taxation should not apply in case of Non-Resident Holders registered under CMN Resolution 4,373/2014, except for Nil or Low Taxation Jurisdiction Residents. Law 13,259 of March 17, 2016, increased the income tax rates applicable to gains derived by Brazilian individuals up to 22.5% and, such increase, applicable as of January 2017, may affect Non-Resident Holders. Non-Resident Holders should consult with their own tax advisors regarding the consequences of Law 13,259/2016.

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

ANNUAL REPORT AND FORM 20-F | 2024	179

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

The rate of the IOF Tax on Securities applicable to transactions involving shares (preferred shares, ADSs for preferred shares, common shares and ADSs for common shares) is currently zero. Moreover, by Decree 8,165 enacted on December 24, 2013, the rate of the IOF Tax on Securities applicable on assignment of shares traded on a Brazilian stock exchange for the specific purpose of the underlying issuance of DRs outside Brazil was reduced to zero.

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

The description below is not intended to constitute a complete analysis of all tax consequences relating to ownership and disposition of shares or ADSs. U.S. holders and prospective purchasers should consult their own tax advisors concerning the tax consequences of their particular situations.

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

ANNUAL REPORT AND FORM 20-F | 2024	180

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

If dividends paid in Reais are converted into U.S. dollars on the day they are received by the U.S. holder or the depositary bank, as the case may be, U.S. holders generally should not be required to recognize a foreign currency gain or loss in respect of the dividend income.  If the depositary bank, in the case of ADSs, does not convert such Reais into U.S. dollars on the date of receipt, it is possible that the U.S. Holder will recognize foreign currency gain or loss, which would be U.S. source ordinary gain or loss, when the Reais are converted into U.S. Dollars. U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss if any Reais received by the U.S. holder or the depositary bank are not converted into U.S. dollars on the date of receipt, as well as the tax consequences of the receipt of any additional Reais from the custodian due to Brazilian inflation.

Dividends will generally constitute foreign source income and will generally constitute ‘passive category income’ or, in the case of certain U.S. holders, ‘general category income,’ for foreign tax credit purposes. In the event Brazilian withholding taxes are imposed on such dividends, such taxes may be treated as a foreign income tax eligible, subject to generally applicable limitations and conditions under U.S. federal income tax law, for a credit against a U.S. holder’s U.S. federal income tax liability (or at a U.S. holder’s election, may be deducted in computing taxable income). These generally applicable limitations and conditions include new requirements adopted by the Treasury in 2021, and any Brazilian tax will need to satisfy these requirements in order to be a creditable tax for a U.S. holder. In the case of a U.S. holder that consistently elects to apply a modified version of these rules pursuant to notices issued by the IRS, which provide temporary relief from the application of certain aspects of the aforementioned regulations and complies with specific requirements set forth in such guidance (for tax years ending on or before a date that a notice or other guidance withdrawing or modifying the temporary relief is issued), the Brazilian tax on dividends generally will be treated as meeting the new requirements, and therefore as a creditable tax. The calculation and availability of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes in computing its taxable income (which, if such election is made, applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States), the availability of deductions, involves the application of rules that depend on a U.S. holder’s particular circumstances. U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits with respect to Brazilian withholding taxes.

Distributions to U.S. holders of additional common shares or preemptive rights relating to such common shares with respect to their common shares or Common ADSs that are made as part of a pro rata distribution to all shareholders of the company generally will not be treated as dividend income for U.S. federal income tax purposes but could result in additional U.S.-source taxable gain upon the sale of such additional shares or preemptive rights. Non-pro rata distributions of such shares or rights generally would be included in the U.S. holder’s gross income to the same extent and in the same manner as distributions payable in cash. In that event, the amount of such distribution (and the basis of the new shares or preemptive rights so received) generally will equal the fair market value of the shares or preemptive rights on the date of distribution. It is not entirely clear whether the preferred shares will be treated as preferred shares or common shares for this purpose. If the preferred shares are treated as common shares for these purposes the treatment above would apply to distributions of shares or preemptive rights with respect to preferred shares or Preferred ADSs. On the other hand, if the preferred shares are treated as preferred shares, a distribution of additional shares or preemptive rights would be included in gross income to the same extent as a cash distribution whether or not such distribution is considered a pro rata distribution.

ANNUAL REPORT AND FORM 20-F | 2024	181

Qualified Dividend Income – Notwithstanding the foregoing, certain dividends received by individual or other non-corporate U.S. holders that constitute ‘qualified dividend income’ may be subject to a reduced maximum marginal U.S. federal income tax rate. Qualified dividend income generally includes, among other dividends, dividends received during the taxable year from ‘qualified foreign corporations’. In general, a foreign corporation is treated as a qualified foreign corporation with respect to any dividend paid by the corporation with respect to shares of the corporation that are readily tradable on an established securities market in the United States. For this purpose, a share is treated as readily tradable on an established securities market in the United States if an ADS backed by such share is so traded. Our Preferred ADSs and our Common ADSs are listed on the NYSE so we anticipate that our ADSs should qualify as readily tradable on an established securities market in the United States so long as they are listed, although there can be no assurances in this regard (as there is no clear guidance on whether dividends with respect to ADSs will be treated as qualified dividends, because the underlying shares themselves are not listed on an established securities market in the United State).

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

ANNUAL REPORT AND FORM 20-F | 2024	182

If a Brazilian withholding tax or income tax is imposed on the sale, redemption or other taxable disposition of shares or ADSs, the amount realized by a U.S. holder will include the gross amount of the proceeds of such sale, redemption or other taxable disposition before deduction of the Brazilian withholding tax or income tax if applicable. The availability of U.S. foreign tax credits for these Brazilian taxes is subject to certain limitations and involves the application of rules that depend on a U.S. holder’s particular circumstances. If a Brazilian tax is withheld on a sale or disposition of shares or ADSs, the amount realized by a U.S. holder will include the gross proceeds of the sale or other disposition (i.e., before deduction of the Brazilian tax). In the case of a gain from the disposition of shares or ADSs that is subject to Brazilian tax, the U.S. holder may not be able to claim as a foreign tax credit any Brazilian tax paid, against such U.S. holder's U.S. federal income tax liability, except in the case of a U.S. holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted pursuant to notices issued by the IRS, which provide temporary relief from the application of certain aspects of the aforementioned rules and complies with specific requirements set forth in such guidance (for tax years ending om or before a date that a notice or other guidance withdrawing or modifying the temporary relief is issued). As noted above, instead of claiming a credit, a U.S. holder may elect to deduct foreign taxes (including any Brazilian taxes) in computing its taxable income, subject to generally applicable limitations. An election to deduct foreign taxes (instead of claiming foreign tax credits) applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States. In the event the Brazilian withholding tax does not qualify as a creditable tax, the amount of such tax would generally reduce the amount realized on the sale, redemption, or other taxable disposition of shares or ADSs. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, shares or ADSs.

Passive Foreign Investment Company Rules – Certain adverse U.S. federal income tax rules as a general rule, apply to a U.S. person that owns or disposes of stock in a non-U.S. corporation that is classified as a passive foreign investment company (a ‘PFIC’). In general, a non-U.S. corporation will be classified as a PFIC for any taxable year during which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either (i) 75% or more of the non-U.S. corporation’s gross income is ‘passive income’ or (ii) 50% or more of the gross value (determined on the basis of an average of the quarterly value of the assets during such year) of the non-U.S. corporation’s assets (including cash) produce passive income or are held for the production of passive income. For these purposes, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions (other than certain active business gains from the sale of commodities). In determining whether a non-U.S. corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

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

ANNUAL REPORT AND FORM 20-F | 2024	183

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

Information Reporting and Backup Withholding — Information reporting requirements will generally apply to U.S. holders (other than certain U.S. holders that are ‘exempt recipients’ (who demonstrate this fact when required), such as a corporations) of ADSs and such U.S. holders will be required to comply with applicable certification procedures to establish that they are not subject to backup withholding. These requirements generally apply to payments of dividends on, and to proceeds from the sale or redemption of our shares or ADSs made within the U.S. Investors who are individuals and fail to report the required information could be subject to substantial penalties. Investors should consult their own tax advisors regarding these requirements.  The backup withholding tax rate is 24%. Backup withholding is not an additional tax.  The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the U.S. Internal Revenue Service on a timely basis.  A holder that is not a "United Sates person" (as such term is defined in the Code) will generally be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish its eligibility for such exemption.

Disclosure Requirements for Specified Foreign Financial Assets – Certain U.S. holders that own certain ‘specified foreign financial assets’ with an aggregate value in excess of US$50,000 on the last day of the tax year or US$75,000 at any time during the tax year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. ‘Specified foreign financial assets’ generally include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include our shares and ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. U.S. holders who fail to report on their specified foreign financial assets could be subject to substantial tax penalties. U.S. holders should consult their own tax advisors regarding the application of these information reporting rules to the ADSs or shares, including the application of these rules to their own particular circumstances.

F.                  Dividends and Paying Agents

Not applicable.

G.                 Statements by Experts.

Not applicable.

ANNUAL REPORT AND FORM 20-F | 2024	184

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

I.                   Subsidiary Information

Not applicable.

J.                   Annual Report to Security Holders

Not applicable.

ANNUAL REPORT AND FORM 20-F | 2024	185

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk resulting from foreign currency exchange rates and interest rates fluctuations.

Foreign exchange risk results from certain of our loans and financing being denominated in currencies (primarily the U.S. dollar) other than the currency in which we earn revenues (the Brazilian Real).

Exchange Rate Risk

On December 31, 2024 we do not have outstanding indebtedness denominated in foreign currencies. We do not have any substantial revenues that are denominated in foreign currencies and, due to regulations that require us to keep excess cash on deposit in Real-denominated accounts at Brazilian banks; we do not have monetary assets denominated in foreign currencies.

The foreign exchange variations of the acquisition of energy from Itaipu Binacional are balanced by the CVA and Other financial components in tariff adjustment. This amount is passed through to customers in the next tariff adjustment. Thus, this exposure affects the cash flow of the year but does not affect the result of the year.

The Company has prepared a sensitivity analysis over the exposed liabilities with respect to the depreciation of the Real against the U.S. dollar, based on a ‘probable’ and an ‘adverse’ scenario.

Based on December 31, 2024 CEMIG may find relief of R$16 million in a ‘probable’ scenario, and, in an ‘adverse’ scenario, an increase of R$10 million of their exposed liabilities for next year.

The table below provides summarized information regarding our exposure to exchange rate risk as of December 31, 2024:

Risk: foreign exchange rate exposure (in millions of reais, except where otherwise indicated)	Base scenario	Probable' scenario US$1 = R$5.70	Adverse scenario US$1 = R$6.48
US dollar
Suppliers (Itaipu Binacional)	(210)	(194)	(220)

Net liabilities exposed	(210)	(194)	(220)
Net effect of exchange rate fluctuation	-	16	(10)

Swap transactions

Considering that part of the loans of the CEMIG Geração e Transmissão (or ‘CEMIG GT’) was denominated in foreign currency, CEMIG GT used derivative financial instruments (swaps and currency options) to protect the servicing associated with these debts (principal plus interest).Considering that part of the loans of the CEMIG Geração e Transmissão (or ‘CEMIG GT’) was denominated in foreign currency, CEMIG GT used derivative financial instruments (swaps and currency options) to protect the servicing associated with these debts (principal plus interest).

The derivative financial instruments contracted had the purpose of protecting the operations against the risks arising from foreign exchange variation and were not used for speculative purposes.

ANNUAL REPORT AND FORM 20-F | 2024	186

The gains and losses realized in 2024 and 2023 are shown below, in millions of reais - except where otherwise indicated.

Assets	Liability	Maturity period	Product	Trade market	Notional amount	Realized gain / loss
						2024	2023
US$ exchange variation + Rate (9.25% p.y.)	Local currency R$ + 149.99% of CDI	Interest: Half-yearly Principal: Dec. 2024	Swap + Options	Over the counter	US$120.000	212	97
US$ exchange variation + Rate (9.25% p.y.)	Local currency R$ + 125.54% of CDI	Interest: Half-yearly Principal: Dec. 2024	Swap + Options	Over the counter	US$261.110	302	87
US$ Exchange variation higher than R$4.9675	US$ Exchange variation higher than R$4.9675	December 5, 2023 December 19, 2023	NDF	Over the counter	US$376.550	-	(79)
						514	105

The six-monthly payment of swap interest in June 2024 resulted in a negative item of R$7 million, with cash outflow of this amount. The hedging transaction, relating to the outstanding total of US$381.1 million, was fully settled on December 5, 2024, resulting in a positive result of R$521 million, and net cash inflow of R$443 million. As a result, on December 31, 2024 CEMIG GT had no derivative financial instruments in effect.

More details on the liquidation of Eurobonds in note 20 of Financial Statements.

Interest Rate Risk

This exposure occurs as a result of net assets indexed to variation in interest rates, as follows:

(in millions of R$)	2024
Assets
Cash equivalents - Cash investments - CDI	1,629
Marketable securities - CDI / SELIC	493
Generation indemnity revenue	871
Restricted cash - CDI	235
CVA and in tariffs - SELIC	1,296
4,524
Liabilities
Loans and debentures - CDI	(4,882)
Sector financial liabilities	(16)
(4,898)
Net liabilities exposed	(374)

ANNUAL REPORT AND FORM 20-F | 2024	187

In relation to the most significant interest rate risk, the Company and its subsidiaries estimate that in a probable scenario the Selic rate will be 9.15% and the TJLP rate will be 7.94% on December 31, 2025. The Company made a sensitivity analysis of the effects on results considering an adverse scenario in relation to the probable scenario, as shown in the table below. The CDI rate follows the Selic rate.

	2024	2025
		Probable' scenario	Adverse scenario
Risk: Increase in Brazilian interest rates	Book value	Selic 9.25%	Selic 13.25%
(in millions of reais - R$ MN - except where otherwise indicated)		TJLP 6.27%	TJLP 7.27%
Assets
Cash equivalents	1,629	1,873	1,877
Marketable securities	493	566	568
Restricted cash	235	270	271
CVA and Other financial components - SELIC	1,296	1,490	1,493

	3,653	4,199	4,209

Liabilities
Loans and financing (Note 22) - CDI	(4,882)	(5,614)	(5,627)
CVA and Other financial components - SELIC	(16)	(18)	-

	(4,898)	(5,632)	(5,627)

Net liabilities exposed	(1,245)	(1,433)	(1,418)

Net effect of fluctuation in interest rates		(188)	(173)

Increase in inflation risk

The Company is exposed to the risk of increase in inflation index on December 31, 2024. A portion of the loans, financings and debentures as well as the pension fund liabilities are adjusted using the IPCA (Expanded National Customer Price). The revenues are also adjusted using the IPCA and IGP-M index, mitigating part of the Company risk exposure.

This table presents the Company’s net exposure to inflation index:

Exposure to increase in inflation (in millions of reais)	2024	2023
Assets
Concession financial assets related to Distribution infrastructure - IPCA (1)	2,807	1,920
Concession Grant Fee - IPCA (Note 14)	3,098	3,031

	5,905	4,951

Liabilities
Loans and debentures - IPCA and IGP-DI	(7,547)	(4,522)
Debt with pension fund (Forluz) - IPCA	-	(90)
Deficit of pension plan (Forluz) - IPCA	(494)	(521)
Leasing liabilities	(429)	(433)

	(8,470)	(5,566)

Net liabilities exposed	(2,565)	(615)

(1)      Portion of the concession financial assets relating to the Regulatory Remuneration Base of Assets ratified by the grantor (ANEEL) after the 4th tariff review cycle.

ANNUAL REPORT AND FORM 20-F | 2024	188

In relation to the most significant risk of reduction in inflation index, reflecting the consideration that the Company has more assets than liabilities indexed to inflation indexes, the Company estimates that, in a probable scenario, on December 31, 2025 the IPCA inflation index will be 4.5% and the IGPM inflation index will be 3.76%. The Company has prepared a sensitivity analysis of the effects on its net income arising from reductions in rates in an adverse scenario.

(in millions of reais, except where otherwise indicated)	Dec. 31, 2024	Dec. 31, 2025
		Probable' scenario	Adverse scenario
	Book value	IPCA 4.5%	IPCA 8.08%
		IGPM 3.76%	IGPM 9.47%
Assets
Concession financial assets related to Distribution infrastructure – IPCA	2,715	2,837	2,934
Concession financial assets related to gas distribution infrastructure – IGPM	92	96	101
Concession Grant Fee – IPCA (Note 12.3)	3,098	3,238	3,349
	5,905	6,171	6,384
Liabilities
Loans, financing and debentures – IPCA and IGP-DI (Note 20)	(7,547)	(7,887)	(8,157)
Deficit of pension plan (Forluz)	(494)	(516)	(534)
Leasing liabilities	(429)	(449)	(464)
	(8,470)	(8,852)	(9,155)
Net liability exposed	(2,565)	(2,681)	(2,771)
Net effect of fluctuation in IPCA and IGP–M indexes		(116)	(206)

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

ANNUAL REPORT AND FORM 20-F | 2024	189

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

The flow of payments of the Company’s obligation to suppliers, debts with the pension fund, Loans and debentures, at floating and fixed rates, including future interest up to contractual maturity dates, is as follows, in millions of reais:

	Up to 1 month		1 to 3 months		3 months to 1 year		1 to 5 years		Over 5 years		Total
	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest
Financial instruments at interest rates:
- Floating rates
Loans and debentures	-	-	324	216	2,414	706	5,354	2,217	5,902	1,513	18,646
Onerous concessions	-	-	1	-	3	-	14	-	15	-	33
Deficit of the pension plan (FORLUZ)	5	2	10	5	45	21	304	81	207	15	695

	5	2	335	221	2,462	727	5,672	2,298	6,124	1,528	19,374

- Fixed rate
Suppliers	2,761	-	163	-	2	-	-	-	-	-	2,926

Total	2,766	2	498	221	2,464	727	5,672	2,298	6,124	1,528	22,300

Item 12. Description of Securities Other than Equity Securities

A.                 Debt Securities

Not applicable.

B.                 Warrants and Rights

Not applicable.

C.                  Other Securities

Not applicable.

ANNUAL REPORT AND FORM 20-F | 2024	190

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

We have an agreement with the Depositary to reimburse the Company, up to a limited amount, for certain expenses in connection with our ADR programs, including listing fees, legal and accounting expenses, proxy distribution costs and investor relation related expenses. These reimbursements for the year ended December 31, 2024 totaled a net amount of US$5.5 million, after deduction of applicable U.S. taxes, in the amount of US$2.4 million.

ANNUAL REPORT AND FORM 20-F | 2024	191

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and procedures

(a)               Assessment of Controls and Procedures for Disclosure

Our Executive Board, including our Chief Executive Officer (‘CEO’) and Chief Financial and Investor Relations Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024, and have concluded that these controls and procedures were effective.

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time period specified in the SEC rules and forms. These disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit is accumulated and communicated to the Company’s management, including the principal executive officer and financial officer, as appropriate to allow timely decisions regarding required disclosure. Accordingly, our management, including our principal executive and financial officer, have concluded that the consolidated financial statements included in this Form 20-F present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS Accounting Standards.

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

II.            Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and Chief Officers of the Company; and

III.          Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance that the objectives of the control system are met.

ANNUAL REPORT AND FORM 20-F | 2024	192

Management evaluated internal control over financial reporting under the supervision of our CEO and Chief Financial and Investor Relations Officer, as of December 31, 2024, based on the criteria set forth in the Integrated Internal Control Framework issued by the Committee on Sponsoring Organizations of the Commission Treadway, or COSO (2013). Based on these criteria, our management concluded that, for the year ended December 31, 2024, the internal control system was effective. Our CEO and CFO have certified that, to the best of their knowledge, the financial statements and other financial information included in this Form 20-F fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of and for the periods shown on this Form 20-F.

(c)                Attestation Report of Independent Registered Public Accounting Firm

Our independent auditors audited the effectiveness of our internal control over financial reporting on December 31, 2024, as stated in its opinion, included in this annual report.

(d)               Changes in Internal Control over Financial Reporting

There were no significant changes in our internal control over financial reporting identified in the evaluation for the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

We established an Audit Committee on June 11, 2018, in compliance with the Brazilian State Companies Law, which operates as an audit committee for the purpose of the Sarbanes-Oxley Law of 2002. We are eligible to rely on and choose to rely on the Securities Exchange Act Rule 10A-3 exemption 10A-3(c)(3), which provides that non-US issuers can opt not to have a separate audit committee made up of independent members provided that they have an established audit board or committee that has been chosen in accordance with the legal rules of its home country, which expressly require or permit this committee or board should comply with certain obligations. The “audit committee financial expert” as defined by current SEC rules, who meets the independence requirements of Rule 10A-3, is Ricardo Lopes Cardoso. For a discussion of the role of our Audit Committee, see “Item 6.C. Board Practices—Audit Committee”.

Item 16B. Code of Ethics

We have adopted a code of ethics as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our Chief Executive Officer, Chief Finance, and Investor Relations Officer, and to persons performing similar functions, members of the Board of Directors, other officers, and employees. In 2022, the document was completely revised, having undergone a change in its name, format, and content, with the purpose of giving greater clarity to all involved about the ethical principles and rules of conduct of the Company. Also, all employees must mandatorily receive the training on CEMIG’s Code of Conduct, every year.

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

ANNUAL REPORT AND FORM 20-F | 2024	193

Item 16C. Principal Accountant Fees and Services

KPMG Auditores Independentes Ltda (PCAOB ID 1124 - São Paulo, SP, Brazil) acted as our independent registered public accounting firm for the fiscal year ended December 31, 2024 and 2023. The total fees for professional services provided by our independent accountants in 2024 and 2023, is R$10,781 thousand and R$7,096 thousand, respectively. The total fees billed for professional services, including out-of-pocket expenses, and a breakdown of these amounts by category of service, as follows:

	(Thousands of Reais)
Year ended December 31	2024	2023

Audit fees	5,161	6,291
Audit-related fees	4,974	161
Tax fees	646	644

Total	10,781	7,096

Audit fees include the audit of our annual consolidated financial statements and internal control over financial reporting, the quarterly reviews of our consolidated interim financial statements, statutory audits of our subsidiaries and certain regulatory audits. Audit-related fees include mainly the agreed upon procedures required by the grantor (ANEEL). Tax fees refers to certain tax compliance services.

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

ANNUAL REPORT AND FORM 20-F | 2024	194

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

For more information on our corporate governance practices, see Item 9. The Offer and Listing Trading Market—Trading on the B3.

ANNUAL REPORT AND FORM 20-F | 2024	195

Section	NYSE Corporate Governance Rule for U.S. Domestic Issuers	Our Approach
303A.01	A listed company must have a majority of independent directors; Controlled companies are not required to comply with this requirement.

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

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ANNUAL REPORT AND FORM 20-F | 2024	196

Item 16J. Insider trading policies

Our board of directors has adopted an Insider Trading Policy that governs the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of the Company’s Insider Trading Policy is filed as Exhibit 11.1 to this Annual Report.

Item 16K. Cybersecurity

Cybersecurity risks

We maintain a robust cybersecurity infrastructure to safeguard our operations, networks and data through comprehensive security measures including our technology tools, internal management and external service providers. Our processes for assessing, identifying and managing material risks from cybersecurity threats are integrated into our risk management system. We use a variety of tools and processes to collect relevant data and identify, monitor, assess and manage material cybersecurity risks.

The Company has a corporate risk management process formally defined in the Corporate Risk Management and Internal Controls Policy (NO – 02.19), which maps process risks, identifies top risks and reviews the risk matrix annually. The identified risks are classified and treated through action plans.

The board of directors is responsible for evaluation and approval of the Top Risks Matrix, as well as the general guidelines for establishing of the Company's acceptable limits of exposure to risks.

Cybersecurity risk is mapped as one of the Company's top risks and to mitigate it, CEMIG puts into practice processes, policies and tools, including, among others:

•              Information Security Policy: CEMIG has an Information Security Policy (ISP), which defines its security principles and ensures that employees, suppliers and other users follow the security rules;

•              Vulnerability and threat management process: This process monitors the environment to identify existing vulnerabilities and apply necessary fixes. The external environment is also monitored through the “Threat intelligence” service, which seeks to identify possible leaks of credentials or information on the deep web, abuse of the CEMIG brand and other frauds;

•              Network Security: CEMIG is protected by network security solutions, which include web content filter, intrusion prevent system, anti-spam software and next generation firewalls;

•              Training and Awareness Program: The Company has a workforce awareness process that consists of training through its own distance learning platform, UniverCEMIG, to raise information security awareness, promote behavioral change and realize the importance of information security for the Company's workforce. Through the Company's intranet, communication campaigns guide employees on safe use of the internet, prevention of fraud, phishing and scams, in addition to the responsible use of Company assets;

•              DLP (Data Loss Prevention) and electronic information classification tool that monitors and prevents the leakage of personal and confidential data and applies encryption protection to critical documents;

•              Use of multiple factor authentication (MFA) for all VPN connections and access to corporate and operational networks. Additionally, we implemented a virtualized access solution (VDI) for outsourced labor;

•              Phishing attack simulation: Phishing simulation campaigns are carried out with the aim of training employees in identifying threats received by email and reporting suspicious behavior to the cybersecurity area;

ANNUAL REPORT AND FORM 20-F | 2024	197

•              Endpoint Protection: CEMIG implements antivirus (AV) and Endpoint Detection & Response (EDR) solutions on desktops and servers. CEMIG also has next-generation firewalls and intrusion prevention system (IPS);

•              Central Logging Management: CEMIG utilizes a Security Information and Events Management (SIEM) solution that collect, manage and analyze events from many sources and also is connected to other security solutions, which allow security analysts to quickly respond when any suspicious activity is detected;

•              SOC – Security Operation Center: The SOC team performs continuous monitoring of the IT environment through various tools for detecting, identifying, containing and eradicating any threat;

•              Third Parties: CEMIG has a policy that establishes security Information requirements to all suppliers that have rights to access, creation, processing, maintenance, transfer and storage of data outside the Company’s IT environment.

Governance

Our board of directors oversees management’s approach to managing cybersecurity risks as part of its risk management oversight. Our board of directors holds periodic discussions with management regarding our guidelines and policies with respect to cybersecurity risks and receives regular reports from our Deputy Director of IT – DTI regarding such risks and the steps management has taken to monitor and control any exposure resulting from such risks.

CEMIG has a Privacy, Data Protection and Cybersecurity Committee under the coordination of the Deputy Directorate of Compliance, Corporate Risks and Internal Controls, which is responsible for strategic choices related to privacy, data protection and cybersecurity and has as one of its responsibilities to support the Board of Directors in defining investments in technological resources, acquisition of knowledge, trends and indicators for preventive and effective management. The coordination of this committee is carried out by the Deputy Directorate of Compliance, Corporate Risks and Internal Controls and secretariat by the Privacy and Data Protection Management - DCI/PR, in matters of privacy and data protection, and by the Systems Architecture and Engineering Management of Software - DTI/AE, in matters of information security and cyber security and involves the IT, Compliance, Legal, Business and People Management Directorates, as defined in Circular DCI 03/2022.

The Board of Directors is also advised by the Audit Committee, which is an independent support body of an advisory and permanent nature. This committee aims to evaluate the effectiveness of the internal control system, risk management and recommend correction and improvement of policies, practices and procedures.

CEMIG has an IT security control system, based on Cobit 5 and the effectiveness of internal controls, governance and risk management is monitored through regular reports from internal and external audits, on the results of its activities, including responses of the Board of Directors to the recommendations made on controls and non-conformities, following up the notes and recommendations.

The administration of information security, cybersecurity and the execution of internal IT controls are under the responsibility of Mr. Luis Claudio Correa Villani, Deputy Director of IT – DTI at CEMIG, who is responsible for assessing, identifying, and managing the risks from cybersecurity threats. Mr. Villani has more than 20 years of experience as CIO in several companies in the IT, services and automotive industry. He has specialized knowledge in ITIL, IT service management, IT strategy and Datacenter.

During 2024 and as of the date of this annual report, we have not identified any cybersecurity incidents that have materially affected, or are reasonably likely to materially affect, the Company or our business strategy, results of operations or financial condition.

ANNUAL REPORT AND FORM 20-F | 2024	198

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements”.

Item 18. Financial Statements

Reference is made starting on page F-1 hereof.

The following consolidated financial statements are filed as part of this annual report on Form 20-F:

•         Report of Independent Registered Public Accounting Firm as of December 31, 2024 and 2023 of Consolidated Financial Statements of Companhia Energética de Minas Gerais – CEMIG (PCAOB ID: 1124);

•         Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting of Companhia Energética de Minas Gerais – CEMIG;

•         Audited Consolidated Statement of Financial Position as of December 31, 2024 and 2023;

•         Audited Consolidated Statement of Income for the years ended December 31, 2024, 2023 and 2022;

•         Audited Consolidated Statement of Comprehensive Income for the years ended December 31, 2024, 2023 and 2022;

•         Audited Consolidated Statement of Changes in Equity for the years ended December 31, 2024, 2023 and 2022;

•         Audited Consolidated Statement of Cash Flow for the years ended December 31, 2024, 2023 and 2022;

•         Notes to the Consolidated Financial Statements;

ANNUAL REPORT AND FORM 20-F | 2024	199

Item 19. Exhibits

The following documents are included as exhibits to this annual report:

No.	Description
1	Corporate by-laws of CEMIG, as amended and in effect since December 11, 2023.
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

2.4

Amendment No. 2 to Second Amended and Restated Deposit Agreement, dated as of April 15, 2022, by and among Companhia Energética de Minas Gerais – CEMIG (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares (“ADSs”) issued under the terms of the Second Amended and Restated Deposit Agreement. (incorporated by reference to the Registration Statement on Form F-6 relating to the common share ADSs filed on March 14, 2022 (File No. 333-263528)).

2.5

Deposit Agreement, dated as of June 12, 2007, by and among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder. (incorporated by reference to the Registration Statement on Form F-6 relating to the common share ADSs filed on May 7, 2007 (File No. 333-142654)).

2.6

Amendment No. 1 to Deposit Agreement, dated as of April 15, 2022, by and among Companhia Energética de Minas Gerais – CEMIG (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued under the terms of the Deposit Agreement. (incorporated by reference to the Registration Statement on Form F-6 relating to the common share ADRs filed on March 14, 2022 (File No. 333-142654)).

2.7

The total amount of long-term debt securities of CEMIG and its subsidiaries under any one instrument does not exceed 10.0% of our total assets on a consolidated basis. We agree to furnish copies of instruments defining the rights of certain holders of long-term debt to the Securities and Exchange Commission upon request.

4.1

Contract of Concession for Generating Electric Energy, dated July 10, 1997, between the Federal Government and us, relating to the provision of electric energy generation services to the public (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)). (P)

4.2

Contract of Concession of Electric Energy Transmission Services, dated July 10, 1997, between the Federal Government and us, relating to the transmission of electric energy to the public (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)). (P)

4.3

Second Amendment to the Energy Transmission Concession Contract, dated September 16, 2005. (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.4

Third Amendment to the Energy Transmission Concession Contract, for the Northern, Southern, Eastern, and Western geographic areas, dated April 13, 2010. (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form 20-F filed on June 30, 2010 (File No. 1-15224)).

4.5

Contracts of Concession of Public Service for Distribution of Electric Energy, dated July 10, 1997, between the Federal Government and us, relating to the provision of electric energy distribution services to the public (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)). (P)

4.6

First Amendment to the Energy Distribution Concession Contract, dated March 31, 2005. (incorporated by reference to Exhibit 4.5 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.7

Second Amendment to the Energy Distribution Concession Contract, dated September 16, 2005. (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.8

Contract for the Assignment of CRC Account, dated May 31, 1995, between the State Government and us, relating to amounts due to us from the State Government (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form 20-F filed on August 13, 2001 (File No. 1-15224)). (P)

ANNUAL REPORT AND FORM 20-F | 2024	200

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

4.13

Announcement of Start of Public Distribution of Senior Units under CRC Account Securitization Fund, dated as of January 26, 2006. (incorporated by reference to Exhibit 4.15 to our Registration Statement on Form 20-F filed on June 30, 2006 (File No. 1-15224)).

4.14

Fifth Amendment to Concession Contracts No. S 002/1997–DNAEE, 003/1997–DNAEE, 004/1997–DNAEE and 005/1997–DNAEE, dated December 21, 2015, between the Federal Republic of Brazil and us, related to energy distribution service. (incorporated by reference to Exhibit 4.36 to our Annual Report on Form 20-F filed on November 14, 2016 (File No. 1-15224)).

4.15	Excerpts from concession contracts for energy generation Nos. 8, 9, 10, 11, 12, 13, 14, 15 and 16 between the Mining and Energy Ministry and CEMIG GT.
8	List of Principal Subsidiaries (incorporated by reference to Exhibit 8 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15224)).
11.1

Statement of Ethical Principles and Code of Professional Conduct (incorporated by reference to Exhibit 11 to our Form 20-F filed on May 17, 2022. (incorporated by reference to Exhibit 11 to our Annual Report on Form 20-F filed on May 17, 2022 (File No. 1-15224)).

11.2	Policy on the Disclosure of Relevant Information and Trading of Cemig’s Securities
12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Chief Officer for Finance and Investor Relations Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Chief Executive Officer Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Chief Officer for Finance and Investor Relations Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Policy for the Recovery of Erroneously Awarded Compensation. (incorporated by reference to Exhibit 97.1 to our Annual Report on Form 20-F filed on April 30, 2024 (File No. 1-15224)).
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

ANNUAL REPORT AND FORM 20-F | 2024	201

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

April 30, 2025.

By:	/s/ Reynaldo Passanezi Filho
Name: Reynaldo Passanezi Filho
Title: Chief Executive Officer

By:	/s/ Andrea Marques de Almeida
Name: Andrea Marques de Almeida
Title: Chief Officer for Finance and Investor Relations

ANNUAL REPORT AND FORM 20-F | 2024	202

ANNUAL REPORT AND FORM 20-F | 2024	F-1

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Companhia Energética de Minas Gerais - CEMIG:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Companhia Energética de Minas Gerais - CEMIG and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 30, 2025 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

ANNUAL REPORT AND FORM 20-F | 2024	F-2

Remeasurement of transmission concession contract assets resulting from Periodic Tariff Review (“RTP”)

As discussed in Notes 2, 8 and 13 of the consolidated financial statements, the Company had R$ 6,492 million in concession contract assets as of December 31, 2024, which included the effect of the 2024 remeasurement due to the RTP. During the term of a concession contract, the Company receives an Annual Permitted Revenue (Receita Anual Permitida, or RAP), which remunerates the concessionaire for the investments made in transmission lines, as well as for the services related to improvements, operation, and maintenance. Concession contracts provide two mechanisms for the adjustment of revenues, which are the annual tariff adjustments and the RTP. In addition, extraordinary reviews of tariffs take place whenever there is any unforeseen development that significantly alters the economic/ financial equilibrium of the concession. When the tariff changes during the RTP, a concession contract asset is remeasured by considering the future RAP, adjusted with the implicit rate originally identified, and comparing the result with the recorded balance to recognize any gain or loss in profit or loss. In July 2024, the Brazilian National Electric Energy Agency approved the result of the RTP of the RAP for two of the Company’s concession contracts.

We identified the evaluation of the remeasurement of transmission concession contract assets resulting from the RTP as a critical audit matter. Significant auditor judgment was required to assess the key assumptions used in estimating the remeasurement of concession contract assets resulting from the RTP. In particular, evaluating the projection of the remaining future revenues associated with the construction performance obligation, which were adjusted to reflect the significant financing component, involved the use of assumptions such as future RAPs and a discount rate. Additionally, the audit effort associated with the evaluation required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the Company’s process for remeasurement of concession contract assets, such as those arising from the RTP and the related assumptions associated with it, including future RAPs and the discount rate.We obtained and inspected the technical notes of the tariff review. We involved valuation specialists with specialized skills and knowledge, who assisted in (1) evaluating the reasonableness of the assumptions, including the future RAPs and discount rate in a selection of projections by comparing the assumptions used by management to external information, historical data, and the budget approved by management and (2) testing a selection of the estimates of concession contract assets using the future RAPs and discount rate and comparing the result to the Company’s concession contract asset estimate.

Investments in the infrastructure of the energy distribution concession

As discussed in notes 12, 13 and 16 of the consolidated financial statements, the Company has R$ 2,715 million, R$ 4,421 million and R$ 13,804 million of concession financial assets, contract assets and intangible assets, respectively, as of December 31, 2024. These assets relate to investments in energy distribution infrastructure made as part of the Company’s energy distribution concession contracts. The Company recognizes expenditures on energy distribution infrastructure as a contract asset during the construction period when the Company believes that the grantor will subsequently accept those expenditures as eligible investments in the expansion of, or for improvements to, the infrastructure. When the infrastructure is brought in to use, the Company derecognizes the related contract asset and recognizes either an intangible asset or both an intangible asset and a financial asset. An intangible asset is recognized for the portion of the investment in infrastructure that is expected to be recovered through the tariffs paid by energy consumers. A financial asset, measured at fair value through profit or loss, is recognized for infrastructure that has an expected useful life (as defined by the grantor) greater than the remaining term of the concession contract and the Company estimates its fair value based on the amount expected to be received from the grantor in relation to that infrastructure at the end of the concession term. Periodically, the grantor assesses the expenditures on infrastructure made by the Company, formalizes its acceptance of those expenditures as investments for expansion / improvement of the infrastructure and determines its value for purposes of the tariff process. Subsequent to initial measurement, the Company estimates the fair value of the concession financial assets by making subjective adjustments to historic information related to the infrastructure – either the historic cost or the value for purposes of the tariff process determined by the grantor.

ANNUAL REPORT AND FORM 20-F | 2024	F-3

We identified the recognition of contract assets and the subsequent fair value measurement of concession financial assets relating to investments in the expansion of, and improvements to, the energy distribution infrastructure as a critical audit matter. During the construction phase, industry knowledge and auditor judgment was required to evaluate the Company’s assessment of the eligibility of certain expenditures to be recognized as investments in expansion / improvement of the energy distribution infrastructure due to the need to interpret regulatory requirements and decisions. Furthermore, subjective auditor judgment was required to assess the estimate of the fair value of the concession financial assets at the reporting date, specifically, in relation to the adjustments made by management to the historic information when determining the expected amount to be received from the grantor at the end of the concession term.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s energy distribution concession investments accounting process. This included controls related to the assessment of the eligibility of the expenditures as investments in expansion / improvement of the energy distribution infrastructure and to the estimate of the fair value of the concession financial assets. For a sample of additions to the contract asset that occurred during the year, we evaluated the reasonableness of management’s assessment of their eligibility by considering the regulatory requirements as well as expenditures previously accepted by the grantor as investments in expansion / improvement of the energy distribution infrastructure. We evaluated the Company’s ability to accurately estimate the expected amounts to be received from the grantor at the end of the concession terms by comparing the amounts determined by the grantor in the most recent periodic review with the Company’s estimates prior to that review. We assessed the reasonableness of the adjustments made by management to the historic information when determining the fair value of the concession financial assets at the reporting date by comparing them to industry practices and publicly available information. We checked the accuracy of the Company’s estimate of the fair value of the concession financial assets related to the energy concession infrastructure using information provided by management, including the historic information related to the infrastructure investments and the adjustments made to these.

Measurement of the obligation for defined benefit pension plans and health plan

As discussed in Note 23 to the consolidated financial statements, the Company has post-employment obligations related to its defined benefit pension plans and post-employment health plan of R$ 1,702 million and R$ 2,559 million, respectively, as of December 31, 2024. The measurement of the obligation for the defined benefit pension plans and post-employment health plan is dependent, in part, on the selection of certain actuarial assumptions that require judgment, including: the discount rates; the life expectancy of participants (derived from morality tables); the estimated future salary increases; and the projected real growth of contributions. The Company hired external actuaries to assist with the process of determining the actuarial assumptions and calculating these post-employment obligations.

We identified the measurement of the post-employment obligations related to the Company’s defined benefit pension plans and post-employment health plan as a critical audit matter. Specialized skills and knowledge were required to evaluate the actuarial assumptions, specifically the discount rates, the life expectancy of participants, the estimated future salary increases and the projected real growth of contributions. Additionally, minor changes in the discount rates and the life expectancy of participants could have a significant impact on the measurement of the post-employment obligations.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s post- employment obligation measurement process, including controls related to the development of the actuarial assumptions, including the discount rates, the life expectancy of participants, the estimated future salary increases and the projected real growth of contributions. We assessed the scope of work, independence, competence, professional qualifications and experiences and objectivity of the external actuaries hired to assist with the measurement of the post-employment obligations. We involved actuarial specialists with specialized skills and knowledge, who assisted in evaluating the discount rates, the life expectancy of participants, the estimated future salary increases and the projected real growth of contributions by comparing them to data obtained from external sources.

We have served as the Company’s auditor since 2022.

/s/ KPMG Auditores Independentes Ltda.

Belo Horizonte, Minas Gerais, Brazil

April 30, 2025

ANNUAL REPORT AND FORM 20-F | 2024	F-4

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Companhia Energética de Minas Gerais – CEMIG:

Opinion on Internal Control Over Financial Reporting

We have audited Companhia Energética de Minas Gerais - CEMIG and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated April 30, 2025, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management´s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

ANNUAL REPORT AND FORM 20-F | 2024	F-5

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

/s/ KPMG Auditores Independentes Ltda.

Belo Horizonte, Minas Gerais, Brazil

April 30, 2025

ANNUAL REPORT AND FORM 20-F | 2024	F-6

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2024 and 2023

Assets

(in millions of reais)	Note	Dec. 31, 2024	Dec. 31, 2023
CURRENT
Cash and cash equivalents	6	1,898	1,537
Marketable securities	7	358	774
Receivables from customers, traders and concession holders	8	5,596	5,434
Concession financial and sector assets	12	1,190	814
Concession contract assets	13	1,140	850
Recoverable taxes	9	511	635
Income tax and social contribution tax credits	10a	7	411
Derivative financial instruments	30	-	368
Dividends receivable	29	111	50
Restricted cash	20	235	31
Public lighting contribution		296	261
Other assets		832	646
		12,174	11,811

Assets classified as held for sale	32	57	58

TOTAL CURRENT		12,231	11,869

Marketable securities	7	135	-
Receivables from customers, traders and concession holders	8	254	43
Recoverable taxes	9	1,455	1,319
Income tax and social contribution tax recoverable	10a	582	445
Deferred income tax and social contribution tax	10c	2,334	3,045
Escrow deposits	11	1,196	1,243
Accounts receivable from the State of Minas Gerais	29	40	13
Concession financial and sector assets	12	6,882	5,726
Concession contract assets	13	10,327	7,676
Other assets		161	86
Investments – Equity method	14	3,221	4,632
Property, plant and equipment	15	3,715	3,256
Intangible assets	16	16,806	15,249
Leasing – right-of-use assets	17a	387	398
TOTAL NON-CURRENT		47,495	43,131
TOTAL ASSETS		59,726	55,000

The Notes are an integral part of these Consolidated Financial Statements.

ANNUAL REPORT AND FORM 20-F | 2024	F-7

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2024 and 2023

Liabilities and Equity

(in millions of reais)	Note	Dec. 31, 2024	Dec. 31, 2023
CURRENT
Suppliers	18	2,952	3,017
Regulatory charges	21	344	487
Profit sharing		111	165
Taxes payable	19	725	644
Income tax and social contribution tax	10b	163	111
Interest on own equity and dividends payable		3,611	2,924
Loans and debentures	20	2,877	2,630
Payroll and related charges		217	239
Public lighting contribution		475	425
Accounts payable related to energy generated by residential consumers	22	1,251	705
Post-employment obligations	23	233	329
Sector financial liabilities	12	16	-
PIS/Pasep and Cofins taxes to be refunded to customers	19	526	854
Lease liabilities	17b	79	79
Other liabilities		565	484
TOTAL CURRENT		14,145	13,093

NON-CURRENT
Regulatory charges	21	172	90
Loans and debentures	20	9,403	7,201
Taxes payable	19	496	362
Deferred income tax and social contribution tax	10c	1,543	1,112
Provisions	24	1,853	2,200
Post-employment obligations	23	4,073	5,088
PIS/Pasep and Cofins taxes to be refunded to customers	19	166	664
Lease liabilities	17b	350	354
Other liabilities		143	180
TOTAL NON-CURRENT		18,199	17,251
TOTAL LIABILITIES		32,344	30,344

EQUITY	25
Share capital		14,309	11,007
Capital reserves		393	2,250
Profit reserves		13,575	13,041
Other comprehensive income		(900)	(1,648)
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		27,377	24,650
NON-CONTROLLING INTERESTS		5	6
TOTAL EQUITY		27,382	24,656
TOTAL LIABILITIES AND EQUITY		59,726	55,000

The Notes are an integral part of these Consolidated Financial Statements.

ANNUAL REPORT AND FORM 20-F | 2024	F-8

CONSOLIDATED STATEMENT OF INCOME

For the years ended December 31, 2024, 2023 and 2022

(in millions of reais, except earnings per share)	Note	2024	2023	2022
REVENUE	26	39,820	36,850	34,463

COSTS
Cost of energy and gas	27a	(21,978)	(19,822)	(20,020)
Infrastructure construction cost	27b	(5,002)	(4,072)	(3,536)
Costs of operation	27c	(4,684)	(4,572)	(4,095)
		(31,664)	(28,466)	(27,651)

GROSS PROFIT		8,156	8,384	6,812

EXPENSES
Selling expenses	27c	(175)	(175)	(109)
General and administrative expenses	27c	(820)	(707)	(789)
Other expenses	27c	(701)	(1,031)	(1,128)
Other revenues	27d	3,195	327	57
		1,499	(1,586)	(1,969)

Share of profit of equity-accounted investees and joint ventures, net of tax	14	224	432	843
Income before finance income (expenses) and taxes		9,879	7,230	5,686

Finance income	28	1,430	1,272	1,500
Finance expenses	28	(1,951)	(1,651)	(3,066)
Net finance expenses		(521)	(379)	(1,566)

Income before income tax and social contribution tax		9,358	6,851	4,120

Current income tax and social contribution tax	10d	(1,495)	(943)	(950)
Deferred income tax and social contribution tax	10d	(744)	(141)	924
Income tax expense		(2,239)	(1,084)	(26)

NET INCOME FOR THE YEAR		7,119	5,767	4,094
Total of net income for the year attributed to:
Equity holders of the parent		7,117	5,764	4,092
Non-controlling interests		2	3	2
		7,119	5,767	4,094
Basic and diluted earnings per preferred share – R$	25	2.49	2.01	1.86
Basic and diluted earnings per common share – R$	25	2.49	2.01	1.86

The Notes are an integral part of these Consolidated Financial Statements.

ANNUAL REPORT AND FORM 20-F | 2024	F-9

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the years ended December 31, 2024, 2023 and 2022

(in millions of reais)	2024	2023	2022
NET INCOME FOR THE YEAR	7,119	5,767	4,094
OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss in subsequent periods
Post retirement liabilities – remeasurement of obligations of the defined benefit plans	1,159	351	697
Income tax and social contribution tax on remeasurement of defined benefit plans	(394)	(119)	(237)
Other	(1)	-	1
	764	232	461
COMPREHENSIVE INCOME FOR THE YEAR	7,883	5,999	4,555

Total of comprehensive income for the year attributed to:
Equity holders of the parent	7,881	5,996	4,553
Non-controlling interests	2	3	2
	7,883	5,999	4,555

The Notes are an integral part of these Consolidated Financial Statements.

ANNUAL REPORT AND FORM 20-F | 2024	F-10

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended December 31, 2024, 2023 and 2022

(in millions of reais, except where otherwise indicated)	Share capital	Capital reserves	Profit reserves	Other comprehensive income	Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Equity
AS OF DECEMBER 31, 2023	11,007	2,250	13,041	(1,648)	-	24,650	6	24,656
Net income for the year	-	-	-	-	7,117	7,117	2	7,119
Other comprehensive income
Adjustment of actuarial liabilities – restatement of obligations of the defined benefit plans, net of taxes	-	-	-	765	-	765	-	765
Other comprehensive income	-	-	-	(1)	-	(1)	-	(1)
Comprehensive income for the year	-	-	-	764	7,117	7,881	2	7,883
Subscription of capital (Note 25)	3,302	(1,857)	(1,445)	-	-	-	-	-
Allocation of net income for the year
Realization of PP&E deemed cost (Note 25)	-	-	-	(16)	16	-	-	-
Tax incentives reserve (Note 25)	-	-	114	-	(114)	-	-	-
Legal reserve (Note 25)	-	-	350	-	(350)	-	-	-
Retained earnings reserve (Note 25)	-	-	2,935	-	(2,935)	-	-	-
Interest on equity (Note 25)	-	-	-	-	(1,849)	(1,849)	-	(1,849)
Mandatory dividends paid (Note 25)	-	-	(1,420)	-	-	(1,420)	-	(1,420)
Proposed dividends (Note 25)	-	-	-	-	(1,885)	(1,885)	-	(1,885)
Non-controlling Interests	-	-	-	-	-	-	(3)	(3)
AS OF DECEMBER 31, 2024	14,309	393	13,575	(900)	-	27,377	5	27,382

(in millions of reais, except where otherwise indicated)	Share capital	Capital reserves	Profit reserves	Other comprehensive income	Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Equity
AS OF DECEMBER 31, 2022	11,007	2,250	10,395	(1,874)	-	21,778	6	21,784
Net income for the year	-	-	-	-	5,764	5,764	3	5,767
Other comprehensive income
Adjustment of actuarial liabilities – restatement of obligations of the defined benefit plans, net of taxes	-	-	-	232	-	232	-	232
Other comprehensive income
Comprehensive income for the year	-	-	-	232	5,764	5,996	3	5,999
Allocation of net income for the year
Realization of PP&E deemed cost (Note 25)	-	-	-	(6)	6	-	-	-
Tax incentives reserve (Note 25)	-	-	63	-	(63)	-	-	-
Legal reserve (Note 25)	-	-	288	-	(288)	-	-	-
Retained earnings reserve (Note 25)	-	-	2,295	-	(2,295)	-	-	-
Interest on equity (Note 25)	-	-	-	-	(2,591)	(2,591)	-	(2,591)
Proposed dividends (Note 25)	-	-	-	-	(533)	(533)	-	(533)
Non-controlling Interests	-	-	-	-	-	-	(3)	(3)
AS OF DECEMBER 31, 2023	11,007	2,250	13,041	(1,648)	-	24,650	6	24,656

ANNUAL REPORT AND FORM 20-F | 2024	F-11

(in millions of reais, except where otherwise indicated)	Share capital	Capital reserves	Profit reserves	Other comprehensive income	Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Equity
AS OF DECEMBER 31, 2021	8,467	2,250	10,948	(2,208)	-	19,457	5	19,462
Net income for the year	-	-	-	-	4,092	4,092	2	4,094
Other comprehensive income	-	-	-	461	-	461	-	461
Comprehensive income for the year	-	-	-	461	4,092	4,553	2	4,555
Subscription of capital (Note 25)	2,540	-	(2,540)	-	-	-	-	-
Allocation of net income for the year
Realization of PP&E deemed cost (Note 25)	-	-	-	(127)	127	-	-	-
Tax incentives reserve (Note 25)	-	-	26	-	(26)	-	-	-
Legal reserve (Note 25)	-	-	205	-	(205)	-	-	-
Retained earnings reserve (Note 25)	-	-	1,756	-	(1,756)	-	-	-
Interest on equity (Note 25)	-	-	-	-	(1,983)	(1,983)	-	(1,983)
Proposed dividends	-	-	-	-	(249)	(249)	-	(249)
AS OF DECEMBER 31, 2022	11,007	2,250	10,395	(1,874)	-	21,778	6	21,784

The Notes are an integral part of these Consolidated Financial Statements.

ANNUAL REPORT AND FORM 20-F | 2024	F-12

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2024, 2023 and 2022

(in millions of reais)	Note	2024	2023	2022
CASH FLOW FROM OPERATIONS
Net income for the year		7,119	5,767	4,094
Adjustments to reconcile net income to net cash flows:
Income tax expenses	10	2,239	1,084	26
Depreciation and amortization	27c	1,376	1,274	1,182
Loss on write-off of net residual value of unrecoverable concession financial assets, concessional contract asset, PP&E and Intangible assets		83	97	74
Fair value adjustment of financial assets		-	-	172
Write-off related to contractual securities	13	11	(8)	1
Bargain purchase		-	-	(5)
Impairment loss of equity investments		46	-	-
Discount and premium on repurchase of debt securities		-	-	47
Share of profit of equity-accounted investees and joint ventures, net of tax	14	(224)	(432)	(843)
Remeasuring of concession financial and concession contract assets		(1,206)	(1,246)	(1,245)
Periodic Tariff Review adjustments	13	(1,676)	-	-
Interest and monetary variation		428	676	493
Exchange variation on loans	28	464	(277)	(338)
Reimbursement of PIS/Pasep and Cofins over ICMS credits to customers – Realization	26	(513)	(1,909)	(2,360)
Reversal of amounts to be refunded to consumers	19	(411)	-	-
Gains arising from the sale of PP&E	27	(43)	-	-
Gain on sale of non-current assets held for sale	27	(1,617)	(319)	(52)
Transaction costs	20	20	14	7
Expected credit losses	27	175	175	109
Provisions for contingencies	24	(90)	360	342
Other provisions		-	59	(18)
Net gain on derivative instruments at fair value through profit or loss	30	(147)	177	438
CVA (Parcel A items Compensation) Account and Other financial components in tariff adjustments	12	(423)	213	1,147
Post-employment obligations	23	488	611	666
Other		(95)	(46)	130
		6,004	6,270	4,067
(Increase) decrease in assets
Receivables from customers, traders and concession holders	8	(553)	(839)	(440)
CVA and Other financial components in tariff adjustments		-	-	191
Recoverable taxes	9	275	175	2,490
Income tax and social contribution tax credits	10	110	6	149
Escrow deposits	11	116	45	31
Dividends received from investees	14	350	592	708
Contractual assets and concession financial assets	12 and 13	852	905	620
Other		(194)	154	87
		956	1,038	3,836
Increase (decrease) in liabilities
Suppliers	18	(65)	185	149
Taxes payable	19	180	778	408
Income tax and social contribution tax payable		-	-	50
Payroll and related charges		(21)	(21)	35
Regulatory charges	21	(62)	2	(240)
Post-employment obligations	23	(439)	(535)	(482)
Pis/Pasep and Cofins over ICMS credits to customers		509	249	219
Other		(255)	(40)	(200)
		(153)	618	(61)
Cash generated by operating activities		6,807	7,926	7,842
Interest received		351	328	291
Interest paid on loans and debentures	20	(956)	(1,026)	(1,010)
Interest paid on lease contracts	17	(6)	(5)	(4)
Income tax and social contribution tax paid		(1,136)	(601)	(704)
Cash inflows from settlement of derivatives instruments	30	436	24	129
NET CASH FLOWS FROM OPERATING ACTIVITIES		5,496	6,646	6,544

The Notes are an integral part of these Consolidated Financial Statements.

ANNUAL REPORT AND FORM 20-F | 2024	F-13

INVESTING ACTIVITIES
Investments in marketable securities		(16,631)	(11,238)	(14,152)
Redemptions in marketable securities		16,924	12,360	14,420
Restricted cash		(205)	-	-
Acquisition of equity investees		(1)	(37)	(52)
Arising from the sale of equity interest, net of costs of sales	32	2,737	669	52
Sale of PP&E	32	101	-	-
Reduction of share capital in investee		57	-	-
Settlement of put option		-	(780)	-
Acquisition of property, plant and equipment	15	(671)	(1,076)	(173)
Acquisition of intangible assets	16	(248)	(188)	(119)
Contract assets – distribution of gas and energy infrastructure	13	(4,439)	(3,679)	(3,112)
NET CASH USED IN INVESTING ACTIVITIES		(2,376)	(3,969)	(3,136)

FINANCING ACTIVITIES
Proceeds from loans and debentures	20	4,582	1,988	1,981
Interest on capital and dividends paid		(4,294)	(1,823)	(2,094)
Payment of loans and debentures	20	(2,975)	(2,679)	(2,613)
Leasing liabilities paid	17	(72)	(67)	(66)
NET CASH FLOWS USED IN FINANCING ACTIVITIES		(2,759)	(2,581)	(2,792)
NET INCREASE IN CASH AND CASH EQUIVALENTS FOR THE YEAR		361	96	616
Cash and cash equivalents at the beginning of the year	6	1,537	1,441	825
Cash and cash equivalents at the end of the year	6	1,898	1,537	1,441

The Notes are an integral part of these Consolidated Financial Statements.

ANNUAL REPORT AND FORM 20-F | 2024	F-14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023 and for the years ended on December 31, 2024, 2023 and 2022

(in millions of reais - R$ MN - except where otherwise indicated)

1.                 OPERATING CONTEXT

The Company

Companhia Energética de Minas Gerais (‘CEMIG’, ‘Company’, ‘Parent Company’, or ‘Cemig Holding’) is a listed corporation registered in the Brazilian Registry of Corporate Taxpayers (‘CNPJ’) under No. 17.155.730/0001-64, with shares traded on the São Paulo Stock Exchange (‘B3’) at Corporate Governance Level 1; on the New York Stock Exchange (‘NYSE’); and on the stock exchange of Madrid (‘Latibex’).

The Company is an entity domiciled in Brazil, with head office at Avenida Barbacena, number 1200, Santo Agostinho neighborhood, in Belo Horizonte, Minas Gerais. The Company operates in the trading of energy power and as holding company, with interests in subsidiaries or jointly controlled entities, whose objects are: construction and operation of systems for generation, transformation, transmission, distribution and sale of energy. Cemig also operates in areas such as gas distribution, distributed generation services and energy efficiency solutions.

The operations of the Cemig and its subsidiaries are divided into 6 segments: Generation, Transmission, Trading, Distribution, Gas and Investees.

The Company's Financial Statements comprise the Cemig and its subsidiaries.

On December 31, 2024 the Company had negative consolidated working capital (as defined as consolidated current assets less consolidated current liabilities) of R$1,914 (which compares with R$1,224 negative on December 31, 2023). The Company has raised funds in 2024 for execution of its investment program – which includes, among others, the Distribution Development Plan (Plano de Desenvolvimento da Distribuição, or ‘PDD’), the Minas Three-Phase Program (Programa Minas Trifásico), and the More Energy Program (Programa Mais Energia). Investments in operational assets are capitalized in Non-current assets, affecting the Net working capital (which takes into account only the short term).

In 2024, Cemig D raised funds through the 10th and 11th issue of debentures, in the total amount of R$4,500. Cemig GT sold its direct 45% interest in Aliança Energia's share capital to Vale, which resulted in a cash inflow of R$2,737. During 2024, the Company disbursed R$3,931 with the payment of loans and debentures, including the settlement of Eurobonds by Cemig GT.

As a result of these operations, Cemig's consolidated average debt maturity increased from 2.8 years on December 31, 2023 to 4.8 years on December 31, 2024.

Management monitors the Company’s cash flow and evaluates measures to adjust its equity situation as necessary. The Company has achieved a positive operational cash flow and profitability, as shown in our consolidated statements of income and cash flows.

The Company estimates that the cash balances, and cash flow from operations and financing activities, are sufficient to meet the needs for working capital, investments, debt servicing, and other cash needs in the next 12 months. The Company also has existing credit lines at the financial institutions with which it operates.

Based on the facts and circumstances existing at this date, the Company's management has assessed its capacity to continue as a going concern and believes that its operations will generate sufficient future cash flows to enable continuity of its businesses. In addition, Management is not aware of any material uncertainties that could generate significant doubts about its ability to continue as a going concern. Therefore, these Financial Statements have been prepared on a going concern basis.

Shareholding interests

CEMIG, on December 31, 2024, holds equity interests in the following subsidiaries and jointly controlled entities, all of which principal activities are construction and operation of systems of generation and transmission, distribution and sale of energy and gas:

ANNUAL REPORT AND FORM 20-F | 2024	F-15

Investments	2024 % share	2023 % share	Description
Subsidiaries
Cemig Geração e Transmissão S.A. (“Cemig GT” ou “Cemig Geração e Transmissão”)	100.00	100.00

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

UFV Boa Esperança S.A. (“UFV Boa Esperança “) (1)	100.00	-

Its objects are: (i) installation, operation, maintenance and rental of solar plants; (ii) management of contracts for rental, operation and maintenance of its solar plants; (iii) construction, operation and commercial operation of electricity generation systems; trading of energy, and related services; and (iv) activities in different fields of energy, from whatever source, with a view to commercial operation.

Cemig Geração Itutinga S.A (“Cemig Geração Itutinga”)	100.00	100.00

A public limited company, a wholly-owned subsidiary of the Company, its purpose is to produce and sell electricity, as a public service concessionaire, through the operation of the Itutinga Power Station, as well as to sell electricity on the free trading market.

Cemig Geração Camargos S.A (“Cemig Geração Camargos”)	100.00	100.00

A public limited company, a wholly-owned subsidiary of the Company, its purpose is to produce and sell electricity, as a public service concessionaire, through the operation of the Camargos Power Station, as well as to sell electricity on the free trading market.

Cemig Geração Sul S.A (“Cemig Geração Sul”)	100.00	100.00

A public limited company, a wholly-owned subsidiary of the Company, its purpose is to produce and sell electricity, as a public service concessionaire, through the operation of the Coronel Domiciano, Marmelos, Joasal, Paciência and Piau SHPs, as well as to sell electricity on the free trading market.

Cemig Geração Leste S.A (“Cemig Geração Leste”)	100.00	100.00

A corporation, a wholly-owned subsidiary of the Company, its purpose is to produce and sell electricity, as a public service concessionaire, through the operation of the Dona Rita, Sinceridade, Neblina, Ervália, Tronqueiras and Peti SHPs, as well as to sell electricity on the free trading market.

Cemig Geração Oeste S.A (“Cemig Geração Oeste”)	100.00	100.00

A public limited company, a wholly-owned subsidiary of the Company, its purpose is to produce and sell electricity, as a public service concessionaire, through the operation of the Gafanhoto, Cajuru and Martins SHPs, as well as to sell electricity on the free trading market.

Rosal Energia S.A. (“Rosal”)	100.00	100.00

Production and sale of electricity, as a public electricity service concessionaire, through the Rosal Hydroelectric Power Plant, located on the border between the states of Rio de Janeiro and Espírito Santo.

Sá Carvalho S.A. (“Sá Carvalho”)	100.00	100.00

Production and sale of electricity, as a public electricity service concessionaire, through the Sá Carvalho Hydroelectric Power Plant, located on the Piracicaba River, in the municipality of Antônio Dias, in the state of Minas Gerais.

Horizontes Energia S.A. (“Horizontes”)	100.00	100.00	Its objects are: construction, operation and commercial operation of electric power generation systems; trading in energy; and related services.
Cemig PCH S.A. (“Cemig PCH”)	100.00	100.00

Production and sale of electricity under an independent production regime, through the Pai Joaquim Hydroelectric Power Plant, located on the Araguari River, in the municipalities of Sacramento and Santa Juliana, in the state of Minas Gerais.

Cemig Trading S.A. (“Cemig Trading”)	100.00	100.00	Marketing and intermediation of energy-related business.
Empresa de Serviços e Comercialização de Energia Elétrica S.A. (“ESCEE”)	100.00	100.00	Marketing and intermediation of energy-related business.
Cemig Geração Poço Fundo S.A. (“Poço Fundo”)	100.00	100.00

Production and sale of electricity, under an independent production regime, through the Poço Fundo hydroelectric plant, located on the Machado River, in the municipality of Poço Fundo, in the state of Minas Gerais.

Central Eólica Praias de Parajuru S.A. (“Praias de Parajuru”)	100.00	100.00

Generation and sale of electricity through a wind farm located in the municipality of Beberibe, in the state of Ceará. It has 19 wind turbines, with towers 85 m high. All its energy is sold through Proinfa.

Central Eólica Volta do Rio S.A. (“Volta do Rio”)	100.00	100.00

Generation and sale of electricity through the wind farm located in the municipality of Acaraú, in the state of Ceará. It has 28 wind turbines with 65-meter-high towers. All its energy is sold through Proinfa.

Cemig Distribuição S.A. (“Cemig D” ou “Cemig Distribuição”)	100.00	100.00	Operation of electricity distribution through networks and distribution lines in practically the entire state of Minas Gerais.
Companhia de Gás de Minas Gerais (“Gasmig”)	99.57	99.57	Acquisition, transportation and distribution of fuel gas or by-products and derivatives, through a gas distribution concession in the state of Minas Gerais.
Cemig Sim	100.00	100.00

A wholly owned subsidiary of CEMIG that operates in distributed generation and energy solutions, with investments in the acquisition of photovoltaic plants. Currently CEMIG SIM has reached 14,000 customers, providing energy efficiency, optimization and solution services, through studies and project execution, as well as operation and maintenance services for energy supply facilities.

Companhia de Transmissão Centroeste de Minas (“Centroeste”)	100.00	100.00	Construction, implementation, operation and maintenance of electricity transmission facilities in the National Interconnected System.

ANNUAL REPORT AND FORM 20-F | 2024	F-16

Investments	2024 % share	2023 % share	Description
Sete Lagoas Transmissora de Energia S.A. (“Sete Lagoas”)	100.00	100.00

Operation of public electricity transmission service concessions, provided through the construction, operation and maintenance of electricity transmission facilities at the Sete Lagoas 4 Substation, in the municipality of Sete Lagoas, Minas Gerais.

Photovoltaic power plants	100.00	100.00	Photovoltaic solar power generation for the distributed generation market.
Jointly Controlled Entities
Guanhães Energia S.A. (“Guanhães Energia”)	49.00	49.00

Production and sale of electricity through the implementation and operation of the Dores de Guanhães; Senhora do Porto; and Jacaré Small Hydroelectric Power Plants, located in the municipality of Dores de Guanhães; and Fortuna II, located in the municipality of Virginópolis. All in the state of Minas Gerais.

Paracambi Energética S.A. (“Paracambi”)	49.00	49.00

Independent production of electricity, through the implementation and exploitation of the hydraulic potential called PCH Paracambi, located on the Ribeirão das Lages river in the municipality of Paracambi/RJ.

Hidrelétrica Cachoeirão S.A. (“Cachoeirão”)	49.00	49.00	Production and sale of electricity, under an independent production regime, through the Cachoeirão Hydroelectric Power Plant, located in Pocrane/MG.
Hidrelétrica Pipoca S.A. (“Pipoca”)	49.00	49.00

Independent production of electricity, through the implementation and exploitation of the hydraulic potential called PCH Pipoca, located on the Manhuaçu River, in the municipalities of Caratinga and Ipanema/MG.

Amazônia Energia Participações S.A (“Amazônia Energia”)	74.50	74.50

Special-purpose company (SPE), created by the Company, which holds a 74.50% stake, and Light, which holds the remaining 25.50%, for the purpose of acquiring a 9.77% stake in Norte Energia S.A. (“NESA”), the company that holds the concession for the Belo Monte Hydroelectric Power Plant (“Belo Monte HPP”), on the Xingu River, located in the state of Pará.

Aliança Norte Energia Participações S.A. (“Aliança Norte”)	49.00	49.00

Special-purpose company (SPE), set up by the Company, which holds a 49.00% stake, and Vale S.A., which holds the remaining 51.00%, for the purpose of acquiring a 9.00% stake in Norte Energia S.A. (“NESA”), the company that holds the concession for the Belo Monte Hydroelectric Power Plant (“Belo Monte HPP”), on the Xingu River, located in the state of Pará.

Aliança Geração de Energia S.A. (“Aliança”) (2)	-	45.00

Private limited company created by the Company and Vale S.A. to become a platform for consolidating generation assets held by the parties in generation consortia and investments in future electricity generation projects. Vale S.A. and the Company hold

55.00% and 45.00% of the total capital, respectively.

Transmissora Aliança de Energia Elétrica S.A. (“Taesa”)	21.68	21.68	Construction, implementation, operation and maintenance of electricity transmission facilities in all regions of the country, directly and through participation in investees.
UFV Janaúba Geração de Energia Elétrica Distribuída S.A. (“UFV Janaúba”)	49.00	49.00	Photovoltaic solar power generation for the distributed generation market.
UFV Corinto Geração de Energia Elétrica Distribuída S.A. (“UFV Corinto”)	49.00	49.00	Photovoltaic solar power generation for the distributed generation market.

ANNUAL REPORT AND FORM 20-F | 2024	F-17

Investments	2024 % share	2023 % share	Description
UFV Manga Geração de Energia Elétrica Distribuída S.A. (“UFV Manga”)	49.00	49.00	Photovoltaic solar power generation for the distributed generation market.
UFV Bonfinópolis II Geração de Energia Elétrica Distribuída S.A. (“UFV Bonfinópolis II”)	49.00	49.00	Photovoltaic solar power generation for the distributed generation market.
UFV Lagoa Grande Geração de Energia Elétrica Distribuída S.A. (“UFV Lagoa Grande”)	49.00	49.00	Photovoltaic solar power generation for the distributed generation market.
UFV Lontra Geração de Energia Elétrica Distribuída S.A. (“UFV Lontra”)	49.00	49.00	Photovoltaic solar power generation for the distributed generation market.
UFV Mato Verde Geração de Energia Elétrica Distribuída S.A. (“UFV Mato Verde”)	49.00	49.00	Photovoltaic solar power generation for the distributed generation market.
UFV Mirabela Geração de Energia Elétrica Distribuída S.A. (“UFV Mirabela”)	49.00	49.00	Photovoltaic solar power generation for the distributed generation market.
UFV Porteirinha I Geração de Energia Elétrica Distribuída S.A. (“UFV Porteirinha I”)	49.00	49.00	Photovoltaic solar power generation for the distributed generation market.
UFV Porteirinha II Geração de Energia Elétrica Distribuída S.A. (“UFV Porteirinha II”)	49.00	49.00	Photovoltaic solar power generation for the distributed generation market.
UFV Brasilândia Geração de Energia Elétrica Distribuída S.A. (“UFV Brasilândia”)	49.00	49.00	Photovoltaic solar power generation for the distributed generation market.
Apolo I SPE Empreendimentos e Energia S.A. (“UFV Apolo I”)	49.00	49.00	Photovoltaic solar power generation for the distributed generation market.
Apolo II SPE Empreendimentos e Energia S.A. (“UFV Apolo II”)	49.00	49.00	Photovoltaic solar power generation for the distributed generation market.
G2 Campo Lindo I Energia S.A. (“UFV Campo Lindo I”) (3)	100	49.00	Photovoltaic solar power generation for the distributed generation market.
G2 Campo Lindo II Energia S.A. (“UFV Campo Lindo II”) (3)	100	49.00	Photovoltaic solar power generation for the distributed generation market.
G2 Olaria I Energia S.A. (“UFV Olaria I")	49.00	49.00	Photovoltaic solar power generation for the distributed generation market.

(1)       On October 29, 2024 an EGM (Extraordinary General Meeting) approved change of the name of Cemig Baguari S.A. to UFV Boa Esperança S.A.

(2)       On August 13, 2024, the process of sale of the interest to Vale S.A. was completed. For more information, please see Note 31.

(3)        On July 20, 2023, control of these investments was acquired, and they have since been consolidated by the Company

ANNUAL REPORT AND FORM 20-F | 2024	F-18

2.                 CONCESSIONS AND AUTHORIZATIONS

CEMIG, through its subsidiaries, holds the following public service concessions and authorizations:

	Company holding concession or authorization	Concession or authorization contract	Expiration date
POWER GENERATION

Hydroelectric plants
Theodomiro Carneiro Santiago (1)	Cemig GT	07/1997	05/2027
Nova Ponte (1)	Cemig GT	07/1997	08/2027
Sá Carvalho (1)	Sá Carvalho	01/2004	08/2026
Rosal (1)	Rosal Energia	01/1997	12/2035
Machado Mineiro (1) (5) (6)	Horizontes Energia	Resolution 331/2002	05/2027
PCH Pai Joaquim (1)	Cemig PCH	Authorizing Resolution 377/2005	04/2032
Irapé (1)	Cemig GT	14/2000	09/2037
Queimado (Consortium) (1)	Cemig GT	06/1997	06/2034
Poço Fundo (1)	Poço Fundo	01/2021	05/2052
Três Marias (2)	Cemig Geração Três Marias	08/2016	01/2053
Salto Grande (2)	Cemig Geração Salto Grande	09/2016	01/2053
Itutinga (2)	Cemig Geração Itutinga	10/2016	01/2053
Camargos (2)	Cemig Geração Camargos	11/2016	01/2053
Coronel Domiciano (2) Joasal (2) Marmelos (2) (6) Paciência (2) Piau (2)	Cemig Geração Sul	12/2016 and 13/2016	04/2047 01/2053
Dona Rita (2) Ervália (2) Neblina (2) Peti (2) Sinceridade (2) (6) Tronqueiras (2)	Cemig Geração Leste	14/2016 and 15/2016	07/2050 04/2047 01/2053 03/2047 12/2046
Cajurú, Gafanhoto and Martins (2)	Cemig Geração Oeste	16/2016	01/2053

Wind power plants
Central Geradora Eólica Praias de Parajuru (3)	Praias de Parajuru	Resolution 526/2002	09/2032
Central Geradora Eólica Volta do Rio (3)	Volta do Rio	Resolution 660/2001	01/2031

Photovoltaic power plants
UFV Mineirão	Cemig GT	-	-
UFV Três Marias GD	UFV Três Marias	-	-
UFV Advogado Eduardo Soares (7)	UFV Boa Esperança	-	-
UFV Jusante	Cemig GT	-	-
UFVs Cemig SIM (8)	Cemig SIM	-	-

POWER TRANSMISSION
National grid (4)	Cemig GT	006/1997	01/2043
Itajubá Substation (4)	Cemig GT	79/2000	10/2030
Furnas - Pimenta - Transmission line (4)	Centroeste	004/2005	03/2035
Subestação Sete Lagoas 4 (4)	Sete Lagoas	006/2011	06/2041
Governador Valadares 6 – Verona – Transmission line	Centroeste	001/2023	03/2053
ENERGY DISTRIBUTION	Cemig D	002/1997 003/1997 004/1997 005/1997	12/2045

GAS DISTRIBUTION	Gasmig	State Law 11,021/1993	01/2053
ANNUAL REPORT AND FORM 20-F | 2024	F-19

(1)

Refer to power generation concession agreements that are not in the scope of IFRIC 12, whose infrastructure assets are recorded as property, plant and equipment since the grantor does not control to whom the services should be provided and their price, and their energy is mainly sold in the Free Contracting Environment (Ambiente de Contratação Livre, or ‘ACL’).

(2)	Refers to energy generation concession contracts whose concession bonus revenue is classified as financial assets of the concession.
(3)

Refer to concessions, by means of authorization, of wind power generation in the independent production modality, trated in the scope of Program to Encourage Alternative Sources of Electricity (Programa de Incentivo às Fontes Alternativas de Energia Elétrica, or ‘Proinfa’). The assets linked to the exploration right are registered in fixed assets. The exploration authorization rights are classified in the consolidated balance sheet as intangible assets.

(4)

These refer to power transmission concession agreements which, in accordance with IFRS 15, are classified as contract assets as they are subject to the satisfaction of performance obligations in the provision of the electric energy transmission service.

(5)

On February 20, 2024, the Grantor (Agência Nacional de Energia Elétrica, or ‘Aneel’) transferred the authorization of the Machado Mineiro SHP (Small Hydroelectric Plant) from Horizontes Energia S.A. to Cemig GT, through Dispatch 504/2024.

(6)

On December 5, 2024 the Cemig GT held a public auction for sale, as a single lot, of the right to operate the energy generation services of four generation plants, comprising: one SHP, directly owned by Cemig GT; and three hydroelectric generation plants owned by its wholly-owned subsidiaries. More details in Note 31.

(7)

On January 24, 2024, Aneel, by its Dispatch 184/2024 authorized changing the name of the Boa Esperança solar generation plant (‘UFV Boa Esperança’) to the Advogado Eduardo Soares solar generation plant (‘UFV Advogado Eduardo Soares’).

(8)

Cemig Sim, controlled by the Company, operates in provision of generation of electricity from photovoltaic solar sources to the distributed generation market. It has 100% ownership of eight photovoltaic generation plants, all located in Minas Gerais.

ANNUAL REPORT AND FORM 20-F | 2024	F-20

a)      Generation concessions

In the Generation business, the Company earns revenue from the sale of energy from its plants in the regulated market (Ambiente de Contratação Regulada, or ‘ACR’) and in the free market (Ambiente de Contratação Livre, or ‘ACL’). While in the regulated environment the transactions occur by means of centralized and public auctions, in the free environment the negotiations are bilateral and restricted to the involved stakeholders.

There is also revenue from the spot market, which remunerates agents for de-contracted energy, which is settled at the Spot Price (Preço de Liquidação das Diferenças, or ‘PLD’).

Statement of interest in extension of concession

To guarantee its right to request a new grant of concessions for plants whose current concessions terminate in 2026 and 2027, Cemig GT filed statements of interest in relation to extension of the concession of the Sá Carvalho hydroelectric plant: (a) through transfer of stockholding control of its wholly-owned subsidiary Sá Carvalho, as per Decree 9,271/2018, in February 2023; and (b) in July 2023, under the regime of Physical Guarantee Quotas as per Law 12,783/2013.

In the correspondence sent to the Brazilian Mining and Energy Ministry and to Aneel in July 2023, the Cemig GT reaffirmed its interest in extension, under the Physical Guarantee Quotas regime, of the concessions of the Theodomiro Carneiro Santiago and Nova Ponte hydroelectric plants. Additionally, in November 2023 the Cemig GT filed its expression of interest in the extension of these concessions through transfer of shareholding control of the plants, as per Decree 9,271/2018.

Cemig GT reiterates that the sole objective of these statements of interest is to ensure its right to a potential extension, at a later date, for up to 30 years, at the criterion of the concession-granting power, in accordance with the legislation in force, which still has some matters of conditions yet to be decided by the Mining and Energy Ministry.

Any decision on the subject will only take place after publication by the Brazilian Mining and Energy Ministry and by Aneel, of all the conditions for extension of the concessions, which will be submitted to decision by Cemig GT’s governance bodies.

This statement of interest will not suspend analysis of any legal alternatives, which may be in progress for the extension of the concessions in question.

b)      Transmission concessions

Under the transmission concession contracts, the Company, through its subsidiaries, is authorized to charge a Tariff for use of the Transmission System (Tarifa de Uso do Sistema de Transmissão, or ‘TUST’). Tariffs are adjusted annually on the same date the Permitted Annual Revenue (Receitas Anuais Permitidas, or ‘RAP’) of transmission concessions contracts is adjusted. This tariff is in effect from July 1 of each year, upon its publication, until June 30 of the subsequent year.

The payment for use of transmission service also applies to generation provided by the Itaipu Binacional. However, due to the legal characteristics of that plant, the corresponding charges are assumed by the holders of distribution concessions that hold quotas of its output.

Transmission Auction 02/2022

The Cemig GT won the auction for Lot 1 of Aneel Transmission Auction 2/2022, held on December 16, 2022: the contract for the new 165-kilometer 230kV Governador Valadares 6 - Verona high voltage transmission line. The Cemig GT’s bid was for RAP of approximately R$17. The deadline for start of operation is March 30, 2028, and the concession is for 30 years.

ANNUAL REPORT AND FORM 20-F | 2024	F-21

On April 13, 2023 the Board of Directors of Cemig GT approved transfer of funds totaling R$222 by the Cemig GT into the investee Centroeste over the period from March 2023 to June 2026, depending on the needs and cash generation of Centroeste. Currently, activities are in progress related to regularization of landholdings, environmental licensing and preparation of the executive project. A total of R$37 has been invested up to December 31, 2024. The deadline for implementation of the transmission line is 60 months from the date of signature of the Concession Agreement, which was March 2023.

c)       Energy power distribution concessions

The Cemig D operates the concession for the distribution of energy in the greater part of the State of Minas Gerais, which expires in December 2045.

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

Also, Aneel performs a periodic review of tariffs every five years, which aims to adjust due to changes in the Cemig D’s costs, and to establish a factor based on scale gains, which will be applied in the annual tariff adjustments, for the purpose of sharing such gains with the Cemig D’s customers.

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

The principal characteristics and terms of the Amendment are as follows:

•        The annual tariff adjustment will occur on May 28 of each year, according to the rules set for in Clause 6 of the Amendment will be applied.

•        Limitation of in the distribution of dividends and/or payment of Interest on Equity to the minimum established by law, in the event of non-compliance with the annual indicators for outages (DECi and FECi) for two consecutive years, or three times in a period of five years, until the regulatory parameters are restored.

ANNUAL REPORT AND FORM 20-F | 2024	F-22

•        There is a requirement for injections of capital from the parent company in an amount sufficient to meet the minimum conditions for economic and financial sustainability.

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

Annual Tariff Adjustment

On May 21, 2024 Aneel ratified the result of the Annual Tariff Adjustment of Cemig D, to be in effect from May 28, 2024 to May 27, 2025, with average increase in tariff of 7.32% – its components included average increases of: 8.63% for high-voltage consumers, and 6.72% for consumers connected at low voltage. For residential consumers connected at low voltage, the average increase was 6.70%.

Voltage level	Average effect on consumers
High and medium voltage - Group A	8.63%
Low voltage - Group B	6.72%
Average adjustment	7.32%

This variation is due to the readjustment of cost items in ‘Parcel A’ and ‘B’, inclusion of new financial components to compensate for the subsequent 12 months; and removal of those that were in force in the previous cycle, in addition to the accumulated variation of the IPCA in the period from May 2023 to April 2024.

d)      Gas distribution concessions

Gasmig has the concession for commercial operation of industrial, institutional and residential piped gas services in the State of Minas Gerais for a period of 30 years, extendable under provision of its contract, as from the publication of State Law 11,021 of January 11, 1993. On December 26, 2014, the second amendment to the concession contract was signed, and the concession period was extended until January 10, 2053.

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

In addition to these adjustments, there are periodic reviews of tariffs. These reviews may occur every five years from the end of the first cycle, to evaluate the changes in the costs of Gasmig and update the tariffs. The concession contract also specifies the possibility of an extraordinary review of tariffs if any event occurs that puts the economic-financial balance of the concession at risk.

Fourth amendment to the concession contract

In November 2022, the fourth addendum to the concession contract was signed with the aim of: (i) changing the deadline for meeting the expansion targets for the 2022-26 tariff cycle; and (ii) changing the inflation index for adjusting the natural gas distribution margins, the asset base and the non-depreciated portion of assets at the end of the concession from IGP-M to IPCA as of February 2022, with IGP-M remaining as the adjustment index before February 2022.

ANNUAL REPORT AND FORM 20-F | 2024	F-23

Gas distribution tariff readjustments

During the 2024 fiscal year, the State’s Economic Development Secretariat issued some Resolutions for adjustments on the gas tariff, as following:

Resolution	Start of term	Average reduction according to consumption and tariff categories.
N. 9, of January 25, 2024	February 1, 2024	Between 1.06% and 3.77%
N. 17, of April 26, 2024	May 1, 2024	Between 0.61% and 1.66%
N. 36, of July 26, 2024	August 1, 2024	Between 4% and 6%
N. 51, of November 1, 2024	November 1, 2024	Between 0.54% and 0.77%

e)      Onerous concessions

When obtaining the concessions for construction of certain generation projects, Cemig GT is required to make payments to the grantor over the period of the contract or for up to 5 years upon signature of the concession contract for plants with installed capacity between 1 and 50 MW, as compensation for the right to operate them.

The concessions fees are paid monthly to the grantor for an amount that changes over time. These payments are recorded as an intangible asset, representing a right to operate the concession and to charge users through the concession period, they are recorded as from the date of signature of the contracts at the present value of the future payment obligations.

Project	Period of the concession + extension (1)	Nominal value in Dec. 31,2024	Present value in Dec. 31,2024	Interest %	Updating indexer	Amounts paid in 2024	Amounts paid in 2023
Irapé	March 2006 to September 2037	42.7	22	100	IGPM	3.3	3.1
Queimado (Consortium)	January 2004 to June, 2034	9.1	5.4	82.5	IGPM	1	1

(1)

The term presented includes the extension of the concession grant for these plants under the terms of ReH 2,932, of September 14, 2021. During the period of the extension of the concession term, the generator will freely dispose of the energy from the undertaking, under the terms of Law 13,203/2015, with the other clauses unchanged for both contracts.

The rate used by the Cemig GT to discount the above liabilities to its present value, was 12.50%, and represents the average cost of funding under usual conditions on the date of registration of each concession.

Additionally, Cemig GT generates energy from nine hydroelectric plants that have the capacity of 5MW or less, having a total installed capacity of 11.53MW, and thus under Law 9,074/95, these are dispensed from concession, permission or authorization, and do not have a final concession date.

f)        Distributed generation

In 2012, through Aneel Normative Resolution 482, Aneel implemented the Electricity Compensation System (SCEE) to encourage the generation of renewable energy. This system allows the energy injected by consumer units with distributed micro- or mini-generation to be loaned free of charge to the local distributor and then offset against electricity consumption.

To access the benefits of the SCEE, users must request the connection to the local distribution network. Upon approval of the documentation and completion of the necessary services, the definitive technical and commercial conditions will be presented by the distributor in the issuance of the Access Report, which also guarantees the reservation of the intended load and/or generation.

ANNUAL REPORT AND FORM 20-F | 2024	F-24

3.                 BASIS OF PREPARATION

a)   Statement of compliance

The Financial Statements of the Company has been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

The consolidated financial statements provide comparative information in respect of the previous period.

On April 30, 2025, the Company’s Board of Directors authorized the issuance of the Consolidated Financial Statements.

b)   Basis of measurement

The consolidated financial statements were prepared on a historical cost basis, except in the case of certain financial instruments and assets held for sale, which are measured at fair value, in accordance with the standards applicable, as detailed in Note 30 and 32.

c)   Functional currency and presentation currency

The consolidated financial statements are presented in Reais - R$, which is the functional currency of the Company and its subsidiaries and joint ventures. The information is expressed in millions of Reais (R$ ’000’000), except when otherwise indicated.

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

d)   Use of estimates and judgments

Preparation of these financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Future reported results may differ from these estimates.

Estimates and assumptions are periodically reviewed, using as a reference both historical experience and any significant change in scenarios that could affect the Company’s financial position or results of operations. Revisions in relation to accounting estimates are recognized in the period in which the estimates are reviewed, and in any future periods affected.

ANNUAL REPORT AND FORM 20-F | 2024	F-25

The main estimates and judgments that have a significant effect in the amounts recognized in the financial statements are as follows:

•         Note 8 - Consumers, traders and energy transmission concessionaires (expected credit losses and unbilled supply)

•         Note 10 - Income tax and social contribution (recognition of deferred tax, availability of future taxable profit and uncertain tax treatments)

•         Note 12 - Financial assets and liabilities of the concession (fair value measurement)

•         Note 13 - Concession contract assets (construction margin and remeasurement of contract assets)

•         Note 14 - Investments (evaluation of recoverable value)

•         Note 15 - Property, plant and equipment (useful life and assessment of recoverable value)

•         Note 16 - Intangible assets (capitalization of expenses as infrastructure costs, useful life and fair value of the right to extend the concession due to the renegotiation of Generation Scalling Factor, or ‘GSF’)

•         Note 17 - Leasing (measurement of the present value of the lease liabilities, considering the Company’s intention to renew options; subsequent measurement of the right of use)

•         Note 23 - Post-employment obligations (main assumptions in the measurement)

•         Note 24 - Provisions (main assumptions about the probability and magnitude of the outflow of resources)

•         Note 26 - Net revenue (unbilled supply and construction margin)

•         Note 30 - Financial instruments and risk management (fair value measurement)

•         Note 32 - Assets classified as held for sale (fair value measurement)

e)   Material accounting policies

The material accounting policies described in detail in the explanatory notes have been applied consistently for all the business years presented in these financial statements, except for those described in Explanatory Note 3(g), which are standards that came into effect in January 2024. The accounting policies are in accordance with the rules and regulations described in Note 3(a) – Compliance statement.

ANNUAL REPORT AND FORM 20-F | 2024	F-26

f)   New or revised accounting standards applied for the first time in 2024

The changes presented below became effective on January 1, 2024 and had no material impact on the consolidated financial statements.

Standards	Main changes
IAS 1 – Presentation of financial statements – Revision of classification of liabilities as current or non-current

Clarifies that the classification of liabilities as current or non-current is based on the rights existing on the reporting date, and specifies that the classification is not affected by expectations as to whether an entity will exercise its right to postpone the settlement of the liability. They explain that the rights exist if the restrictive clauses are complied with on the reporting date, and introduce the definition of ‘settlement’ to clarify that settlement refers to the transfer to a counterparty of cash, equity instruments, other assets or services.

These changes have no material impact on the consolidated financial statements.

IAS 1 – Presentation of financial statements, IAS 7 – Statement of cash flows and IFRS 7 – Financial instruments: Disclosure – Supplier finance arrangements (“Debtor risk”)

The changes introduce new disclosures related to supplier financing agreements (‘debtor risk’) that help users of the financial statements assess the effects of these agreements on an entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk. To meet the purposes of disclosure, the entity must disclose, in full, for its supplier financing agreements: the terms and conditions of the agreements; the accounting amount; the corresponding lines in its balance sheet; the liabilities that are part of the agreements, and their accounting amounts, and corresponding lines for which suppliers have already received payment from those providing the financing; the ranges of payment due dates for financial liabilities that are part of a supplier financing agreement and accounts payable which are not part of a supplier financing agreement; and information on liquidity risk.

These changes have no material impact on the consolidated financial statements.

Standards	Main changes
IFRS 16 – Leases – Lease liability in a sale and leaseback

This adds requirements for subsequent measurement for sale and leaseback transactions, which meet the requirements of IFRS 15, for the purposes of accounting as a sale.

The changes require the seller-lessee to determine ‘lease payments’ or ‘revised lease payments’ so that the seller-lessee does not recognize a gain or loss related to the right of use retained by the seller-lessee after the start date.

The changes do not affect the gain or loss recognized by the seller-lessee related to the total or partial termination of a lease. Without these new requirements, a seller-lessee may have recognized a gain on the right of use which it retains solely due to the remeasurement of the lease liability (for example, after a modification or change of the lease within the lease term) that applies the general requirements in IFRS 16. In particular this may have been the case in a retro-lease that includes variable lease payments that do not depend on an index or rate.

The Company has no sale-and-leaseback operations.

g)   Standards issued but not yet effective

The new standards and interpretations that have not come into force by the date of issuance of these Financial Statements are presented below. The Company will adopt them, if applicable, when they do come into force.

ANNUAL REPORT AND FORM 20-F | 2024	F-27

Standards	Main changes	Start of term
IAS 21 – The Effects of Changes in Foreign Exchange Rates – and IFRS 1 – First-time adoption of International Financial Reporting Standards

The changes seek to define the concept of when one currency is exchangeable for another, and provide orientation on procedures for non-convertible currencies, determining that convertibility should be assessed on the date of measurement based on the purpose of the transaction. If the currency is not convertible, the entity must estimate a spot exchange rate that reflects market conditions.

In situations where there are multiple rates, the rate that best represents the settlement of the cash flows should be used.

The pronouncement also highlights the importance of disclosures to enable users of financial statements to understand how a currency that is not convertible into another affects financial performance, and also the risks involved and criteria used in estimation of the exchange rate.

The Company does not expect any impacts on its Financial Statements to result from this change.

Jan. 1, 2025
IFRS 9 and IFRS 7– Classification and measurement of financial instruments

The changes clarify how financial assets and liabilities with ESG and similar characteristics should be classified. The standard introduces an additional test, SPPI (Solely payments of principal and interest) for financial assets and liabilities with contingent characteristics, since these aspects may affect whether the measurement will be at amortized cost or at fair value. The SPPI test is a condition precedent for classification at amortized cost.

The changes also provide an exception relating to the moment when a financial liability should be de-recognized as a result of an electronic financial settlement. An accounting policy option was inserted to allow the company to de-recognize a financial asset before the date of financial settlement, provided that the specific criteria in the standard are met.

Also, additional disclosure requirements were inserted to increase transparency for investors in relation to investments in equity instruments measured at fair value through Other comprehensive income, and financial instruments with contingent characteristics, such as those linked to ESG targets.

The Company does not expect the change to result in any impacts on its consolidated Financial Statements.

Jan. 1, 2026
IFRS 18 – Presentation and disclosure of financial statements

IFRS 18 will replace IAS 1 and introduce new requirements for presentation of the income statement for the period, including specified totals and subtotals.

Entities are required to classify all revenues and expenses in one of five categories: Operational, Investment, Financing, Income taxes, and Discontinued operations – the first three are newly-created categories.

The standard requires disclosure of measures of performance defined by the management, and subtotals of revenues and expenses, and includes new requirements for aggregation and disaggregation of financial information based on identified “functions” of the primary financial statements and the explanatory notes.

Alterations with restricted scope were made to IAS 7 (Cash flow statements), which include change of the starting point for determining cash flows from operations by the indirect method from “income or loss in the period” to “operational income or loss”, and removal of the optionality in classification of cash flows of dividends and interest.

There are consequent changes in several other standards. IFRS 18 will be applied with backdated effect.

The Company is in the process of assessing the impacts of these new standards, especially in relation to the structure of the Statement of income and the disclosures of measures of performance.

Jan. 1, 2027
IFRS 19 – Subsidiaries without Public Accountability: Disclosures

This standard will allow certain subsidiaries to opt to apply its reduced requirements for disclosure. The requirements for recognition, measurement and presentation stated in other IFRS accounting standards continue to apply.

To be eligible, at the end of the reporting period the subsidiary entity must not have any public accountability and must have a parent company (final or intermediate) that prepares consolidated financial statements, available for public use, in accordance with the IFRS accounting standards.

The Company does not expect any impacts on its Consolidated Financial Statements arising from this alteration.

Jan. 1, 2027

ANNUAL REPORT AND FORM 20-F | 2024	F-28

Rule	Main changes	Start of term
IFRS 10 – Consolidated financial statements and IAS 28 – Investments in associates and joint ventures – Sale or contribution of assets between an investor and its associate or joint venture

This deals with situations involving the sale or contribution of assets between an investor and an affiliated company or joint venture. Specifically, the gains and losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an affiliate or joint venture that is accounted by the equity method are recognized in the parent company’s income statement only in proportion to the holdings of the non-related investor in that affiliate or joint venture. Likewise, the gains and losses resulting from remeasurement of investments retained in some former controlled company (which has become an affiliate or joint venture accounted by the equity method) at fair value are recognized in the income statement of the former parent in proportion to the holdings of the non-related investor shares in the new associate or joint venture.

The Company does not expect any impacts on its Consolidated Financial Statements arising from this alteration and awaits the formal positioning on the date of its coming into effect.

Not yet defined

In relation to the standards under discussion at the IASB or with an effective date set for a future year, the Company is following the discussions and, so far, has not identified significant impacts.

4.                 PRINCIPLES OF CONSOLIDATION

The reporting dates of financial statements of the subsidiaries used for the purposes of calculation of consolidation and jointly controlled entities used for calculation of this equity method contribution are prepared as of the same reporting date of the Company.

The direct equity investments of CEMIG, included in the consolidation, are the following:

	Dec. 31, 2024 and 2023
Subsidiary	Form of valuation	Direct interest (%)
Cemig Geração e Transmissão S.A.	Consolidation	100.00
Cemig Distribuição S.A.	Consolidation	100.00
Companhia de Gás de Minas Gerais	Consolidation	99.57
Cemig Soluções Inteligentes em Energia S.A.	Consolidation	100.00
Sete Lagoas Transmissora de Energia S.A.	Consolidation	100.00

Refer to the Note 1 for all direct and indirect consolidated subsidiaries.

ANNUAL REPORT AND FORM 20-F | 2024	F-29

Accounting policy

Subsidiaries

The Company is deemed to control an investee when it has: (i) the power to direct the investee’s significant activities; (ii) the right to variable returns arising from its involvement with the investee; and (iii) the ability to use its power to affect the value of these returns. When facts or circumstances indicate that there are changes in one or more of these three elements of control, the Company evaluates whether or not it exercises control over the investee.

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

Jointly controlled

Jointly-controlled subsidiaries are deemed to be those investees in which the Company shares control with another company under a contractual agreement, regardless of the percentage interest held in the voting stock of the investee. In these cases, the Company does not individually exercise the power to make financial and operational decisions in the investee.

The accounting policies of the jointly-controlled subsidiaries are aligned with the policies adopted by the Company.

Jointly controlled entities are accounted for under the equity method.

Further details are given in the accounting policies section of note 14.

Joint operations

The participation in a consortium held by the Company is accounted for according to the share of assets, liabilities and results of operations related to the business.

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

Equity interest of non-controlling stockholders

The equity interest of non-controlling stockholders is recognized as the proportional share of the non-controlling stockholders in the net assets of the investor, when applicable. It is presented in equity, separately from the net equity attributable to the controlling stockholders.

ANNUAL REPORT AND FORM 20-F | 2024	F-30

5.                 OPERATING SEGMENTS

The operating segments of the Company and its subsidiaries reflect their management and their organizational structure, in which the Company’s chief operating decision maker (CODM) evaluates the operating segments performance and used to monitoring its results.

The segment information is disclosed separately into the following 6 reportable segments:

•             Generation: comprise production of energy from hydroelectric, wind and solar facilities, being characterized for the sale of the energy produced by the Company itself in the Regulated Market (‘ACR’); under physical guarantee quotas; and to the segment of Trading.

•             Transmission: comprise construction, operation and maintenance of transmission lines and substations.

•             Trading: comprises the sale of electricity to free customers and the provision of related services. To serve the market, the trading segment buys energy from the generation segment, and/or from parties outside the Cemig group.

•             Distribution: comprises the distribution and sale of electricity to captive customers, and the operation and maintenance of infrastructure and related services.

•             Gas: this business segment includes commercial operation of industrial, institutional and residential distribution and sale of piped gas in the State of Minas Gerais.

•             Investees: Comprise management of the equity interests in jointly controlled, in line with the Company’s business strategies. The results of the Parent Company, with holding activities, and of the subsidiary Cemig Sim are also included in this segment.

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

ANNUAL REPORT AND FORM 20-F | 2024	F-31

Information by Segment as of and for The Year Ended December 31, 2024
Description	Energy				Gas	Investees	Eliminations (1)	Total
	Generation	Transmission	Trading	Distribution
NET REVENUE	2,919	1,293	7,279	26,617	3,477	131	(1,896)	39,820

COST OF ENERGY, GAS AND CHARGES FOR USE OF THE NATIONAL GRID	(383)	-	(6,509)	(14,735)	(2,127)	(86)	1,862	(21,978)

COSTS AND EXPENSES (2)
Personnel	(150)	(149)	(29)	(968)	(73)	(44)	-	(1,413)
Employees’ and managers’ profit sharing	(18)	(16)	(2)	(104)	-	(19)	-	(159)
Post-employment obligations	(51)	(32)	(7)	(323)	-	(71)	-	(484)
Materials, outsourced services and other expenses (revenues)	(249)	(97)	(26)	(2,295)	(83)	(97)	34	(2,813)
Depreciation and amortization	(325)	(9)	-	(922)	(98)	(22)	-	(1,376)
Operating provisions and impairment (3)	8	5	(76)	(8)	(1)	(63)	-	(135)
Construction costs	-	(290)	-	(4,379)	(333)	-	-	(5,002)
Other revenues	43	1,521	-	-	-	1,631	-	3,195
Total costs and expenses of operation	(742)	933	(140)	(8,999)	(588)	1,315	34	(8,187)

COSTS AND EXPENSES	(1,125)	933	(6,649)	(23,734)	(2,715)	1,229	1,896	(30,165)

Share of profit of equity-accounted investees and joint ventures, net of taxes	-	-	-	-	-	224	-	224

INCOME BEFORE FINANCE INCOME (EXPENSES)	1,794	2,226	630	2,883	762	1,584	-	9,879
Finance net income (expenses)	(180)	(108)	24	(17)	(52)	(188)	-	(521)
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAX	1,614	2,118	654	2,866	710	1,396	-	9,358
Income tax and social contribution tax	(334)	(557)	(136)	(662)	(213)	(337)	-	(2,239)
NET INCOME FOR THE YEAR	1,280	1,561	518	2,204	497	1,059	-	7,119
Equity holders of the parent	1,280	1,561	518	2,204	495	1,059	-	7,117
Non-controlling interests	-	-	-	-	2	-	-	2

(1)	The reconciliation between the values of the reportable segments and the accounting information on revenues and costs reflects the elimination of intercompany transactions.
(2)

The information on operational costs and expenses separated by type is segregated in accordance with the internal business model, which has immaterial differences in relation to the accounting information.

(3)	Includes the impairment loss on Cemig GT’s investment in Aliança Norte, disclosed in Investees Segment.

ANNUAL REPORT AND FORM 20-F | 2024	F-32

Information by Segment as of and for The Year Ended December 31, 2023
Description	Energy				Gas	Investees	Eliminations (1)	Total
	Generation	Transmission	Trading	Distribution
NET REVENUE	2,875	1,091	7,686	23,348	3,618	18	(1,786)	36,850

COST OF ENERGY, GAS AND CHARGES FOR USE OF THE NATIONAL GRID	(347)	-	(6,318)	(12,656)	(2,237)	(4)	1,740	(19,822)

COSTS AND EXPENSES (2)
Personnel	(148)	(137)	(27)	(875)	(73)	(48)	-	(1,308)
‘Employees and managers’ profit sharing	(16)	(16)	(3)	(102)	-	(20)	-	(157)
Post-employment obligations	(59)	(36)	(8)	(400)	-	(88)	-	(591)
Materials, outsourced services and other expenses (revenues)	(223)	(88)	(18)	(2,157)	(63)	275	46	(2,228)
Depreciation and amortization	(327)	(1)	-	(834)	(94)	(18)	-	(1,274)
Operating provisions and impairment	(29)	(14)	(7)	(455)	2	(106)	-	(609)
Construction costs	-	(172)	-	(3,600)	(300)	-	-	(4,072)
Total costs and expenses of operation	(802)	(464)	(63)	(8,423)	(528)	(5)	46	(10,239)

COSTS AND EXPENSES	(1,149)	(464)	(6,381)	(21,079)	(2,765)	(9)	1,786	(30,061)

Share of profit of equity-accounted investees and joint ventures, net of taxes	(2)	-	-	-	-	434	-	432
Gains arising from the sale of non-current asset held for sale	-	-	-	-	-	9	-	9
Result of business combination	-	-	-	-	-	-	-	-

INCOME BEFORE FINANCE INCOME (EXPENSES)	1,724	627	1,305	2,269	853	452	-	7,230
Finance net income (expenses)	(11)	(48)	82	(253)	(9)	(140)	-	(379)
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAX	1,713	579	1,387	2,016	844	312	-	6,851
Income tax and social contribution tax	(326)	(114)	(428)	(405)	(248)	437	-	(1,084)
NET INCOME FOR THE YEAR	1,387	465	959	1,611	596	749	-	5,767
Equity holders of the parent	1,387	465	959	1,611	593	749	-	5,764
Non-controlling interests	-	-	-	-	3	-	-	3

(1)	The reconciliation between the values of the reportable segments and the accounting information on revenues and costs reflects the elimination of intercompany transactions.
(2)

The information on operational costs and expenses separated by type is segregated in accordance with the internal business model, which has immaterial differences in relation to the accounting information.

ANNUAL REPORT AND FORM 20-F | 2024	F-33

Information by Segment as of and for The Year Ended December 31, 2022 (restated)
Description	Energy				Gas	Investees	Eliminations (1)	Total
	Generation	Transmission	Trading	Distribution
NET REVENUE	2,661	1,195	7,918	20,919	3,690	7	(1,927)	34,463

COST OF ENERGY, GAS AND CHARGES FOR USE OF THE NATIONAL GRID	(331)		(6,880)	(11,938)	(2,735)	(1)	1,865	(20,020)

OPERATING COSTS AND EXPENSES (3)
Personnel	(162)	(135)	(12)	(913)	(66)	(64)		(1,352)
‘Employees and managers’ income sharing	(15)	(11)	(6)	(40)	-	(11)		(83)
Post-employment obligations	(66)	(42)	(10)	(421)	-	(87)		(626)
Materials, outsourced services and other expenses (revenues)	(395)	(96)	(14)	(1,786)	(57)	(84)	62	(2,370)
Depreciation and amortization	(328)	-	-	(738)	(91)	(25)		(1,182)
Operating provisions and impairment	(18)	(3)	(34)	(398)	-	(3)		(456)
Construction costs		(291)	-	(3,193)	(52)	-		(3,536)
Total costs and expenses of operation	(984)	(578)	(76)	(7,489)	(266)	(274)	62	(9,605)

OPERATING COSTS AND EXPENSES	(1,315)	(578)	(6,956)	(19,427)	(3,001)	(275)	1,927	(29,625)

Share of profit of equity-accounted investees and joint ventures, net of taxes	(2)	3				842		843
Fair value of business combination	-					5		5

OPERATING INCOME BEFORE FINANCE INCOME (EXPENSES)	1,344	620	962	1,492	689	579	—	5,686
Finance net income (expenses)	(150)	(96)	34	(1,115)	(9)	(230)		(1,566)
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAX	1,194	524	996	377	680	349	-	4,120
Income tax and social contribution tax	(307)	(174)	(314)	67	(199)	901		(26)
NET INCOME FOR THE YEAR	887	350	682	444	481	1,250	-	4,094
Equity holders of the parent	887	350	682	444	479	1,250		4,092
Non-controlling interests					2			2

(1)	The reconciliation between the values of the reportable segments and the accounting information on revenues and costs reflects the elimination of intercompany transactions.
(2)

The information on operational costs and expenses separated by type is segregated in accordance with the internal business model, which has immaterial differences in relation to the accounting information.

The information for assets by segment is not presented, because this is not part of the information made available to the Company’s Chief Operating Decision Maker (‘CODM’), that is the Board of Directors.

Accounting policy

The operating results of all operating segments, for which discrete financial information is available, are reviewed regularly by the CODM, to make decisions about resources to be allocated to the segment, and to assess its performance.

Segment results that are reported to the CODM include items directly attributable to the segment, as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise corporate assets and head office expenses.

ANNUAL REPORT AND FORM 20-F | 2024	F-34

6.                 CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of balances in bank current accounts and short-term highly liquid investments subject to an insignificant risk of change in value, held to meet the short-term cash management of the Company and its subsidiaries.

	Index	Average rate per year		Dec. 31, 2024	Dec. 31, 2023
		Dec. 31.2024	Dec. 31, 2023
Bank accounts				269	195
Cash equivalents
Bank certificates of deposit (CDBs) (1)	CDI	80% to 111%	80% to 112%	1,470	991
Overnight (2)	Pre-fixed	11.91% to 12.15%	11.42% to 11.65%	159	351
				1,629	1,342
Total				1,898	1,537

(1)

For these CDBs, the Company and its subsidiaries have repurchase transactions which state, on their trading notes, the bank’s commitment to repurchase the security, on demand, on the maturity date of the transaction, or earlier.

(2)

They consist of short-term investments, available for redemption on the following day. They are usually backed by Treasury Bills, Notes or Bonds and referenced to a pre-fixed rate. Their purpose is to settle the short-term obligations of the Company and its subsidiaries, or to be used in the acquisition of other assets with better return to replenish the portfolio.

Bank Certificates of Deposit (Certificados de Depósito Bancário, or ‘CBDs’), accrued interest between 80% to 111% of the CDI Rate (Interbank Rate for Interbank Certificates of Deposit or Certificados de Depósito Inter-bancário, or ‘CDIs’) published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or ‘Cetip’) on December 31, 2024 (80% to 112% on December 31, 2023).

Overnight transactions are available for redemption on the following day. They are usually backed by Treasury Bills, Notes or Bonds and referenced to a pre-fixed rate of 11.91% to 12.15% on December 31, 2024 (11.42% to 11.65% on December 31, 2023).

Note 30 discloses (i) the exposure of the Company and its subsidiaries to interest rate risks (ii) the sensitivity analysis for financial assets and liabilities and (iii) the material accounting policies. Financial investments in a reserved investment fund are show in note 29.

7.                 MARKETABLE SECURITIES

	Index	Average rate per year		Dec. 31, 2024	Dec. 31, 2023
		Dec. 31, 2024	Dec. 31, 2023
Investments
Current
Bank deposit certificates	CDI	-	103% to 104.3%	-	74
Financial Notes – Banks	CDI	104.2% to 112%	108.6% to 111.98%	279	475
Treasury Financial Notes	Selic	12.41% to 12.45%	11.83% to 11.85%	72	214
Others				7	11
				358	774
Non-current
Financial Notes – Banks	CDI	104.2% to 112%	-	135	-
				135	-
Total				493	774

The material accounting policies and classification of these securities are shown in note 30. Investments in marketable securities of related parties are shown in Note 29.

The Company and its subsidiaries consistently classify the income related to these securities as part of the cash flow of the operating activity, because they believe that this is the most appropriate presentation to properly reflect the activities.

ANNUAL REPORT AND FORM 20-F | 2024	F-35

8.                 RECEIVABLES FROM CUSTOMERS, TRADERS AND CONCESSION HOLDERS

	Balances not yet due	Up to 90 days past due	More than 91 up to 360 days past due	More than 361 days past due	Dec. 31, 2024	Dec. 31, 2023
Billed energy supply	1,921	452	475	886	3,734	3,527
Billed gas supply	173	24	198	-	395	324
Unbilled energy supply	1,288	-	-	-	1,288	1,351
Unbilled gas supply	25	-	-	-	25	22
Other concession holders – wholesale supply	44	56	-	-	100	73
Other concession holders – wholesale supply, unbilled	400	-	-	-	400	369
CCEE (Power Trading Chamber)	59	57	-	2	118	114
Concession Holders – power transport	100	48	7	48	213	173
Concession Holders – power transport, unbilled	428	-	-	-	428	391
(–) Expected credit losses	(152)	(45)	(121)	(533)	(851)	(867)
	4,286	592	569	403	5,851	5,477

Current assets					5,619	5,434
Non-current assets					232	43

The Company and its subsidiaries’ exposure to credit risk related to customers and traders is provided in Note 30.

ANNUAL REPORT AND FORM 20-F | 2024	F-36

The expected credit losses are considered to be sufficient to cover any potential losses in the realization of accounts receivable, and the breakdown by type of customers is as follows:

	Dec. 31, 2024	Dec. 31, 2023
Residential	331	322
Industrial	171	173
Commercial, services and others	216	237
Rural	37	40
Public authorities	20	27
Public lighting	2	2
Public services	21	27
Charges for use of the network (TUSD)	53	39
	851	867

Changes in the expected credit losses are as follows:

Balance at December 31, 2021	833
Additions, net (note 27)	239
Changes to estimate assumptions (note 27)	(130)
Disposals	(122)
Balance at December 31, 2022	820
Additions, net (note 27)	174
Disposals	(127)
Balance at December 31, 2023	867
Additions, net (note 27)	268
Changes to estimate assumptions (note 27)	(93)
Disposals	(191)
Balance at December 31, 2024	851

Accounting policy

Accounts receivable from consumers, traders and power transport concession holders are initially recognized at the sales value of the energy supplied or the value of the gas supplied and are measured at amortized cost. These receivables are stated with the amount of sales tax included, net of the taxes withheld by the payers, which are recognized as recoverable taxes.

The financial asset is recognized at the transaction price and the assets are subsequently measured at amortized cost, using the effective interest method, adjusted by impairment losses, when applicable. As required by IFRS 9, the financial asset carrying amount is analyzed and, when applicable, a loss allowance for expected credit losses is recognized.

In the transmission activity, the Permitted Annual Revenue (Receita Anual Permitida, or ‘RAP’) remunerates the investment in transmission lines, services of enhancement and improvement, and operation and maintenance. Revenues from the concession contracts are recognized as and when the corresponding performance obligations are satisfied, with a counterpart in Contractual assets.

The contractual asset is reclassified as a financial asset (Concession holders – power transport) only after satisfaction of the performance obligation to operate and maintain infrastructure, since after that point nothing more than the passage of time is necessary for the consideration to be received.

ANNUAL REPORT AND FORM 20-F | 2024	F-37

Estimations and judgments

Expected Credit Losses (ECL)

The adjustment for expected credit losses is recorded based on policies approved by Management. The main criteria defined by the Company and its subsidiaries are: (i) for consumers with significant amounts outstanding, the balance receivable is analyzed taking into account the history of the debt, ongoing negotiations and real guarantees; and (ii) for large consumers, an individual analysis is made of debtors and ongoing initiatives to receive the credits

For captive consumers, Cemig D adopts in its analysis a simplified approach, considering that the balances of its Accounts Receivable do not have significant financing components and estimates the expected loss considering the average history of non-collection over the total amount billed in each month, based on 36 months of billing, 36 months for consumer with regular consumption; and 18 months for consumer with irregular consumption, segregated by consumer class and projected for the next 12 months considering the age of maturity of the invoices, including those not yet due and unbilled.

The expected losses for overdue accounts of customers that renegotiated their debt is measured based on the maturity date of the original invoice, despite the new terms negotiated. Expected losses are fully recognized for accounts overdue for more than 36 months.

A different rule is adopted for amounts of billing receivable from consumers with an irregular of debits, since by nature they are more difficult to collect. The analysis is individualized: a level of solvency for the consumer is calculated internally, and weighted in the measurement of the risk of loss.

Expected losses for invoices unbilled, not yet due or less than 12 months past due are measured according to the potential default events, or losses of credit expected for the whole life of a financial instrument, if the credit risk has significantly increased since its initial recognition.

For debits owed by consumer with irregular billing, because of the differentiated nature of their collection, analysis is individualized and the level of solvency, calculated internally for the consumer, is weighted in the management of the risk of losses.

When estimating ECL and recognizing write-off of default, in the case of large consumers, the study is of a nature requiring judgment (individualized analysis), and takes into account: the history of the debt, any existing guarantees, initiatives that are in progress for receipt of the receivables, and in some cases, assessment by credit reference bureaus.

For Cemig GT and Cemig, the balance receivable is analyzed in its totality, taking into account the history of the debt, the negotiations in progress and any asset guarantees; and individual analysis is made of the debtors and of the initiatives in progress for receipt of the amounts owed. Note that no expected credit loss is made in relation to contracts with traders, since the energy traded is delivered only after payment in advance, or provision of guarantees.

Gasmig also uses individualized analysis to estimate levels of expected credit losses for large consumers, considering debt history, existing guarantees and ongoing initiatives to receive credits.

ANNUAL REPORT AND FORM 20-F | 2024	F-38

9.                 RECOVERABLE TAXES

	Dec. 31, 2024	Dec. 31, 2023
Current
ICMS (VAT) (a)	485	476
PIS/Pasep (b)	1	24
Cofins (b)	5	114
Others	20	21
	511	635
Non-current
ICMS (VAT) (a)	847	726
PIS/Pasep (b)	132	128
Cofins (b)	476	465
	1,455	1,319
	1,966	1,954

a)    ICMS (VAT) credits

The ICMS (VAT) credits reported in non-current assets arise mainly from acquisitions of property, plant and equipment, and intangible assets, and can be offset against taxes payable in the next 48 months. The transfer to non-current is made in accordance with management's best estimate of the amounts which will likely be realized in 12 months after these financial statements reporting date.

b)   Pis/Pasep and Cofins taxes credits over ICMS

In May 2019, Cemig and its subsidiaries recorded PIS/Pasep and Cofins credits relating to the amounts paid for these contributions’ incident on ICMS, from July 2003 to May 2019. The methods for recovering these credits are: (i) compensating the balance to be recovered with the monthly amounts payable for other federal taxes; or (ii) receiving writs of precatory payment from the Federal Government.

The offsetting mechanism was enabled for Cemig D and Cemig GT, as a means of speeding recovery of the credits. Cemig (parent company) will receive these credits in the form of payments, since it does not have a sufficient volume of monthly payments to justify offsetting.

Cemig (parent company) has a balance of R$565 receivable in these credits, posted in Non-current assets. The amounts are being updated by the Selic rate.

In 2024, tax credits of PIS/Pasep and Cofins taxes previously charged on amounts of ICMS tax were offset against federal taxes payable, in a total of R$137 (R$1,335 in 2023). Offsetting of tax credits is a transaction that does not involve cash and thus is not reflected in the Statements of cash flow.

ANNUAL REPORT AND FORM 20-F | 2024	F-39

10.             INCOME AND SOCIAL CONTRIBUTION TAXES

a)      Income tax and social contribution tax recoverable

The income tax and social contribution balances refer to credits from previous years' tax returns, withholdings made in the current year and prepayments that will be offset against federal taxes payable to be determined at the end of the fiscal year or in subsequent periods.

	Dec. 31, 2024	Dec. 31, 2023
Income tax	510	594
Social contribution tax	89	262
	589	856

Current	7	411
Non-current	582	445

The balances of current tax assets and liabilities relating to income tax and social contribution are presented net when the requirements of IAS 12 are met.

Workers’ Food Program (Programa de Alimentação do Trabalhador, or ‘PAT’)

The Company won a legal action, against which there is no further appeal, requesting the right to deduct from corporate income tax costs and expenses incurred on the Workers’ Food Program, up to a limit of 4% of tax payable, without being subject to limitations set by certain regulations in force at the time. The Company also requested recognition of the right to be reimbursed amounts paid in excess in the years 2004–2008, with monetary updating by the Selic rate.

As a result of the judgment, a recoverable total of R$81 was recognized, based on the best estimate, in June 2024 as Income tax recoverable, at non-current assets, with counterpart in Income tax and in Finance revenue (expenses). After the definitive calculation, this amount represents R$95 on December 31, 2024.

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

	Dec. 31, 2024	Dec. 31, 2023
Current
Income tax	119	71
Social contribution tax	44	40
	163	111

c)       Deferred income tax and social contribution tax

The Company has deferred taxed assets and liabilities from unused tax loss carryforwards, negative base for the social contribution tax, and deductible temporary differences, at the statutory rates applicable to each legal entity in Brazil of 25% (for Income tax) and 9% (for the social contribution tax), as follows:

ANNUAL REPORT AND FORM 20-F | 2024	F-40

	Dec. 31, 2023	Profit and loss	Comprehensive income	Others	Dec. 31, 2024
Deferred tax assets
Tax loss carryforwards	1,219	(263)	-	-	956
Provisions for contingencies	723	(104)	-	-	619
Impairment on investments	57	(40)	-	-	17
Provision related to the exclusion of ICMS from the PIS/Pasep and Cofins calculation basis	88	(88)	-	-	-
Provision for income sharing payments	48	(18)	-	-	30
Post-employment obligations	1,812	47	(394)	-	1,465
Provision for expected credit losses	326	24	-	-	350
Onerous concession	12	-	-	-	12
Rights of use	126	8	-	-	134
Others	13	5	-	-	18
Total	4,424	(429)	(394)	-	3,601

Deferred tax liabilities
Deemed cost	(155)	8	-	-	(147)
Acquisition costs of equity interests	(439)	100	-	-	(339)
Borrowing costs capitalized	(182)	(17)	-	-	(199)
Adjustment to expectation of cash flow – Concession assets	(334)	(53)	-	-	(387)
Revenues arising from transmission contract asset	(931)	(469)	-	-	(1,400)
Adjustment to fair value: Swap/Loss	(126)	125	-	-	(1)
Reimbursement of costs – GSF	(229)	45	-	-	(184)
Lease liabilities	(127)	8	-	-	(119)
Others	32	(62)	-	(5)	(35)
Total	(2,491)	(315)	-	(5)	(2,811)
Total, net	1,933	(744)	(394)	(5)	790

Total assets	3,045				2,334
Total liabilities	(1,112)				(1,543)

ANNUAL REPORT AND FORM 20-F | 2024	F-41

	Dec. 31, 2022	Profit and loss	Comprehensive income	Others	Dec. 31, 2023
Deferred tax assets
Tax loss carryforwards	987	232	-	-	1,219
Provisions for contingencies	602	121	-	-	723
Impairment on investments	56	1	-	-	57
Fair value of derivative financial instruments (PUT SAAG)	229	(229)	-	-	-
Provision related to the exclusion of ICMS from the PIS/Pasep and Cofins calculation basis	598	(510)	-	-	88
Provision for income sharing payments	30	18	-	-	48
Post-employment obligations	1,852	79	(119)	-	1,812
Provision for expected credit losses	319	7	-	-	326
Onerous concession	12	-	-	-	12
Right of use	117	9	-	-	126
Others	17	(10)	-	6	13
Total	4,819	(282)	(119)	6	4,424

Deferred tax liabilities
Deemed cost	(156)	1	-	-	(155)
Acquisition costs of equity interests	(456)	17	-	-	(439)
Borrowing costs capitalized	(170)	(12)	-	-	(182)
Adjustment to expectation of cash flow – Concession assets	(263)	(71)	-	-	(334)
Revenues arising from transmission contract asset	(940)	9	-	-	(931)
Adjustment to fair value: Swap/Loss	(210)	84	-	-	(126)
Reimbursement of costs – GSF	(274)	45	-	-	(229)
Lease liabilities	(108)	(19)	-	-	(127)
Others	(54)	86	-	-	32
Total	(2,631)	140	-	-	(2,491)
Total, net	2,188	(142)	(119)	6	1,933

Total assets	3,120				3,045
Total liabilities	(932)				(1,112)

The estimated taxable incomes forecast, on which the realization of deferred tax asset are based, are determined by the annual budget and the long-term budget, both reviewed periodically, and by the historical income. However, the taxable income may be either higher or lower than the evaluation used by the management when the amount of the deferred tax recognized was determined.

On the basis of the individual estimates of the Company and its subsidiaries, future taxable profits enable the Deferred tax asset existing on December 31, 2024 to be realized, as follows:

2025	528
2026	451
2027	414
2028	440
2029 to 2031	891
2032 to 2034	877
3,601

On December 31, 2024 and 2023, there are no unrecognized temporary differences in tax losses and negative bases, as there is probable certainty that sufficient future income will be generated to realize these assets.

ANNUAL REPORT AND FORM 20-F | 2024	F-42

Uncertainties in the treatment of taxes on income

In its Financial Statements of December 31, 2024 and 2023, the Company did not recognize any amounts related to uncertainties over tax treatment of income.

d)      Reconciliation of income tax and social contribution tax effective rate

This table reconciles the statutory income tax (rate 25%) and social contribution tax (rate 9%) with the current income tax expense in the statement of income:

	2024	2023	2022
Profit before income tax and social contribution tax	9,358	6,851	4,121
Income tax and social contribution tax – nominal expense (34%)	(3,182)	(2,329)	(1,401)
Tax effects applicable to:
Gain in subsidiaries by equity method	66	93	182
Tax incentives	166	89	62
Effects from subsidiaries taxed based on gross revenues	95	92	97
Non-deductible penalties	(78)	(95)	(45)
Interest on own capital	629	950	722
Estimated losses on doubtful accounts receivable from related parties	-	-	234
Realization of goodwill	-	-	108
Monetary update on tax overpayments	29	101	-
Others	36	15	15
Income tax and Social Contribution – effective gain (expense)	(2,239)	(1,084)	(26)
Current tax	(1,495)	(943)	(950)
Deferred tax	(744)	(141)	924
	(2,239)	(1,084)	(26)
Effective rate	23.93%	15.82%	0.63%

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

ANNUAL REPORT AND FORM 20-F | 2024	F-43

Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received and all associated conditions will be complied, in accordance with IAS 20.

The subsidiaries Cemig D, GT and Volta do Rio have ventures in an area incentivized by Sudene area, which result in the recognition of its right to a 75% reduction in income tax. Such tax incentives, in the form of exemption or reduction of income tax, comply with the concept of government grants and are recognized as income on a systematic basis over the periods that the related income tax expense for which it is intended to compensate, is recorded.

Given the legal restriction on the distribution of net income corresponding to the tax incentive, the Company maintains the amount related to the incentive granted in the tax incentive reserve. More details in note 26.

Estimations and judgments

Deferred taxes

Deferred tax liabilities are recognized for all the inter-temporal tax differences. Deferred tax assets are recognized for all the temporary differences deductible, to the extent that it is probable that future taxable income will be available for the temporary differences to be offset, except:

•         When the deferred tax asset or liability arises from recognition of goodwill or of an asset or liability in a transaction which is not a business combination and, on the date of the transaction, does not affect the accounting profit or the profit or loss for tax purposes, except when the transaction gives rise to temporary differences that are both taxable and deductible, in which the entity must recognize a deferred tax asset or liability and must recognize the resulting deferred tax expense or revenue in the income statement;

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

Uncertainties on the treatment of taxes on profit

The uncertainties about the treatment of taxes on profit represent the risks that the tax authority may not accept a given tax treatment applied by the Company. The Company estimates the probability of the tax authority accepting the uncertain tax treatment based on technical assessments of its legal advisors, taking into account case law precedents applicable to the current tax legislation.

ANNUAL REPORT AND FORM 20-F | 2024	F-44

11.             ESCROW DEPOSITS

	Dec. 31, 2024	Dec. 31, 2023
Labor claims	219	226

Tax contingencies
Income tax on interest on equity	34	33
PIS/Pasep and Cofins taxes (1)	5	76
Donations and legacy tax (ITCD)	67	64
Urban property tax (IPTU)	110	106
Finsocial tax	48	46
Income and social contr. tax on indemnity for employees' 'Anuênio' benefit	332	319
Income tax withheld at source on inflationary income	10	9
Income tax and contribution tax effective rate (2)	153	143
Other (3)	120	115
	879	911

Other
Regulatory	42	50
Third party	10	12
Customer relations	7	5
Court embargo	26	27
Other	13	12
	98	106
	1,196	1,243

(1)

This refers to escrow deposits in the action challenging the constitutionality of inclusion of ICMS tax within the amount to which PIS/Pasep and Cofins taxes are applied. In December 2024, Gasmig was able to recover the escrow deposits that had been paid into court for these actions, in the updated amount of R$76.

(2)

Court escrow deposit in the proceedings challenging charging of corporate income tax and the Social Contribution tax on payments of Interest on Equity and application of the Social Contribution tax to cultural and artistic donations and sponsorship, expenses on punitive fines, and taxes with enforceability suspended.

(3)	Includes escrow deposits from legal actions related to INSS and PIS/Pasep and Cofins taxes.

12.    CONCESSION FINANCIAL AND SECTOR ASSETS AND LIABILITIES

	Dec. 31, 2024	Dec. 31, 2023
Concession financial assets related to the infrastructure
Energy distribution concession	2,714	1,881
Gas distribution concession	92	38
Indemnifiable receivable – Generation (12.b)	871	785
Concession grant fee – Generation concessions (12.c)	3,099	3,031
	6,776	5,735
Sector financial assets
Amounts receivable from Parcel A (CVA) and Other Financial Components (12.d)	1,296	805
Total assets	8,072	6,540

Sector financial liabilities
Account for compensation of variation of parcel A items (CVA) and Other financial components (12.d)	(16)	-
Total liabilities	(16)	-

Current assets	1,190	814
Non-current assets	6,882	5,726
Current liabilities	(16)	-

ANNUAL REPORT AND FORM 20-F | 2024	F-45

The changes in concession financial assets are as follows:

	Energy Distribution	Generation	Gas Distribution	Total
Balances at December 31, 2021	684	3,608	34	4,326
Transfers from contract assets	670	-	-	670
Transfers from (to) intangible assets	(22)	-	-	(22)
Monetary updating	39	514	3	556
Fair Value Adjustments	-	(172)	-	(172)
Disposals	(1)	-	-	(1)
Amounts received	-	(308)	-	(308)
Balances at December 31, 2022	1,370	3,642	37	5,049
Transfers from contract assets	363	-	-	363
Monetary updating	148	505	1	654
Disposals	-	-	-	-
Amounts received	-	(331)	-	(331)
Balances at December 31, 2023	1,881	3,816	38	5,735
Transfers from contract assets	731	-	51	782
Monetary updating	104	534	3	641
Disposals	(2)	-	-	(2)
Amounts received	-	(343)	-	(343)
Classification as held for sale	-	(37)	-	(37)
Balances at December 31, 2024	2,714	3,970	92	6,776

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

b)      Generation - Indemnity receivable

Various concession contracts for various plants operated under Concession Contract 007/1997 began to expire as from August 2013. Upon expiration of the concession contract, the Company has a right to receive an amount corresponding to the residual value of the assets not yet amortized, as specified in the concession contract. The accounting balances corresponding to these assets were recognized in financial assets, at fair value through profit or loss.

On July 28, 2022 ANEEL revoked Normative Resolution (ReN) 942, by publication of ReN 1,027, establishing the general methodology and criteria for calculation - to be based on New Replacement Value, which is calculated, as first priority, based on the reference database of prices - then as second priority by the concession holder’s own prices database, then, as the last alternative, by the updated inspected accounting cost.

ANNUAL REPORT AND FORM 20-F | 2024	F-46

The movement in the balance is as follows:

Generation plant	Concession expiration date	Installed capacity (MW) (information of MW not audited)	Net balance of assets on December 31, 2023	Financial Update	Net balance of assets on December 31, 2024
Lot D
UHE Três Marias	July 2015	396.00	203	22	225
UHE Salto Grande	July 2015	102.00	104	11	115
UHE Itutinga	July 2015	52.00	12	1	13
UHE Camargos	July 2015	46.00	24	2	26
PCH Piau	July 2015	18.01	6	1	7
PCH Gafanhoto	July 2015	14.00	7	1	8
PCH Peti	July 2015	9.40	7	1	8
PCH Dona Rita	Sep. 2013	2.41	2	0	2
PCH Tronqueiras	July 2015	8.50	10	1	11
PCH Joasal	July 2015	8.40	8	1	9
PCH Martins	July 2015	7.70	6	1	7
PCH Cajuru	July 2015	7.20	23	3	26
PCH Paciência	July 2015	4.08	5	0	5
PCH Marmelos	July 2015	4.00	3	0	3
Other
UHE Volta Grande	Feb. 2017	380.00	0	0	0
UHE Miranda	Dec. 2016	408.00	110	12	122
UHE Jaguara	Aug. 2013	424.00	168	19	187
UHE São Simão	Jan. 2015	1,710.00	87	10	97
		3,601.70	785	86	871

The balance of R$871 represents management’s best estimate for the right to receive cash from the grantor related to the generation entities, based on the evaluation criteria set by grantor (Aneel).

The Valuation Report on the assets is subject to inspection by Aneel, which may request complementary documentation. As a result, there may be adjustments to the amounts resulting from the valuation process - in which case the concession holder has the right of defense and reply.

The due date and form of payment of the investments made after entry into operation of the basic plant plans, which have not yet been amortized or depreciated, will be decided by the Grantor after inspection and ratification of the reimbursements amounts.

c)       Concession grant fee - Generation concessions

The concession grant fee paid by the Company for a 30-year concession contracts No. 08 to 16/2016, related to 18 hydroelectric plants of Auction 12/2015, won by Cemig GT, was an amount of R$2,216. The amount of the concession fee was recognized as a financial asset measured at amortized cost, as Cemig GT has an unconditional right to receive the amount paid, updated by the IPCA Index and remuneratory interest (the total amount of which is equal to the internal rate of return on the project), during the period of the concession.

ANNUAL REPORT AND FORM 20-F | 2024	F-47

The changes in concession financial assets are as follows:

SPE	Plants	Dec. 31, 2023	Monetary updating	Amounts received	Classification as held for sale	Dec. 31, 2024
Cemig Geração Três Marias S.A.	Três Marias	1,716	242	(184)	-	1,774
Cemig Geração Salto Grande S.A.	Salto Grande	539	76	(58)	-	557
Cemig Geração Itutinga S.A.	Itutinga	204	32	(25)	-	211
Cemig Geração Camargos S.A.	Camargos	152	24	(18)	-	158
Cemig Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência e Piau	201	33	(26)	(22)	186
Cemig Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade e Tronqueiras	137	25	(20)	-	142
Cemig Geração Oeste S.A.	Cajurú, Gafanhoto e Martins	82	15	(12)	(14)	71
Total		3,031	447	(343)	(36)	3,099

SPE	Plants	Dec. 31, 2022	Monetary updating	Amounts received	Dec. 31, 2023
Cemig Geração Três Marias S.A.	Três Marias	1,672	222	(178)	1,716
Cemig Geração Salto Grande S.A.	Salto Grande	525	70	(56)	539
Cemig Geração Itutinga S.A.	Itutinga	198	30	(24)	204
Cemig Geração Camargos S.A.	Camargos	148	22	(18)	152
Cemig Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência e Piau	195	31	(25)	201
Cemig Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade e Tronqueiras	133	23	(19)	137
Cemig Geração Oeste S.A.	Cajurú, Gafanhoto e Martins	79	14	(11)	82
Total		2,950	412	(331)	3,031

ANNUAL REPORT AND FORM 20-F | 2024	F-48

SPC	Plants	Dec. 31, 2021	Monetary updating	Amounts received	Dec. 31, 2022
CEMIG Geração Três Marias S.A.	Três Marias	1,584	254	(166)	1,672
CEMIG Geração Salto Grande S.A.	Salto Grande	497	80	(52)	525
CEMIG Geração Itutinga S.A.	Itutinga	187	33	(22)	198
CEMIG Geração Camargos S.A.	Camargos	140	25	(17)	148
CEMIG Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência and Piau	184	34	(23)	195
CEMIG Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras	125	26	(18)	133
CEMIG Geração Oeste S.A.	Cajurú, Gafanhoto and Martins	75	15	(11)	79
Total		2,792	467	(309)	2,950

d)      Account for compensation of variation of parcel A items (CVA) and Other financial components

Sector financial assets and liabilities refer to the differences between: (i) the non-manageable costs expected by Aneel and recognized in the tariff at the beginning of the tariff period, and (ii) the non-manageable costs actually incurred over the period of validity of the tariff. These differences constitute an asset, when the costs incurred are higher than the expected costs in the tariff calculation; and a liability when the costs incurred are lower than the expected costs. The variations found are inflation-adjusted, based on the Selic rate, and compensated in the subsequent tariff adjustments.

The amendment to the concession contract guarantee to the Company the right to the indemnity of the assets and/or the liabilities not amortized by the termination of the concession.

The balances of these sectoral financial assets and liabilities are presented at net value per tariff cycle, in accordance with the tariff adjustments approved or to be approved.

ANNUAL REPORT AND FORM 20-F | 2024	F-49

Sectoral financial assets	Dec. 31, 2023	Additions	Amortization	Remuneration	Transfer	Dec. 31, 2024	Amortization cycle	Constitution cycle	Current	Non-current
CVA assets	(685)	1,581	(1,653)	170	728	141	-	141	76	65
Energy acquisition (CVA energy)	(1,109)	1,271	(952)	113	997	320	-	320	182	138
Itaipu energy costs	29	-	(151)	2	42	(78)	-	(78)	(46)	(32)
Program of Incentives for Alternative Electricity Sources – PROINFA	(20)	6	-	-	20	6	-	6	3	3
Transport basic charges	413	305	(381)	38	(126)	249	-	249	147	102
Transport of Itaipu supply	67	18	(58)	6	(37)	(4)	-	(4)	(2)	(2)
System service charges – ESS	(62)	(42)	(97)	11	(31)	(221)	-	(221)	(131)	(90)
CDE	(3)	23	(14)	-	(137)	(131)	-	(131)	(77)	(54)
Other sectoral financial assets	1,490	1,088	(1,430)	129	(122)	1,155	-	1,155	783	372
Quotas from nuclear energy	138	105	(121)	14	(47)	89	-	89	52	37
Neutrality of Parcel A	29	142	(101)	8	13	91	-	91	54	37
Estimated neutrality on distributed generation credits	357	296	-	39	-	692	-	692	692	-
Energy over contracting	922	526	(774)	37	(304)	407	-	407	241	166
Tariff refunds	(88)	-	-	-	16	(72)	-	(72)	(48)	(24)
Other	132	19	(434)	31	200	(52)	-	(52)	(208)	156
Total sectorial financial assets	805	2,669	(3,083)	299	606	1,296	-	1,296	859	437
Sectorial financial liabilities
CVA liabilities	-	(1,490)	2,286	(208)	(728)	(140)	(140)	-	(140)	-
Energy acquisition (CVA energy)	-	(998)	1,861	(193)	(997)	(327)	(327)	-	(327)	-
Itaipu energy costs	-	(113)	97	(15)	(42)	(73)	(73)	-	(73)	-
Program of Incentives for Alternative Electricity Sources – PROINFA	-	(18)	30	(2)	(20)	(10)	(10)	-	(10)	-
Transport basic charges	-	-	30	-	126	156	156	-	156	-
Transport of Itaipu supply	-	(5)	-	1	37	33	33	-	33	-
System service charges – ESS	-	(224)	266	(2)	31	71	71	-	71	-
CDE	-	(132)	2	3	137	10	10	-	10	-
Other sector financial liabilities	-	(715)	755	(33)	117	124	124	-	124	-
Quotas from nuclear energy	-	-	2	-	47	49	49	-	49	-
Neutrality of Parcel A	-	(33)	82	(2)	(13)	34	34	-	34	-
Energy over contracting	-	-	-	-	304	304	304	-	304	-
Tariff refunds	-	(99)	88	(3)	(16)	(30)	(30)	-	(30)	-
Other	-	(583)	583	(28)	(205)	(233)	(233)	-	(233)	-
Total sector financial liabilities	-	(2,205)	3,041	(241)	(611)	(16)	(16)	-	(16)	-
Total sectoral financial assets and liabilities (net)	805	464	(42)	58	(5)	1,280	(16)	1,296	843	437

ANNUAL REPORT AND FORM 20-F | 2024	F-50

Sectorial financial assets	Dec. 31, 2022	Additions	Amortization	Remuneration	Transfer (2)	Dec. 31, 2023	Amortization cycle	Constitution cycle	Current	Non-current
CVA assets	(345)	1,597	(2,527)	4,260	330	(685)	(434)	(251)	(584)	(101)
Energy acquisition (CVA energy)	(1,787)	1,213	(1,223)	161	527	(1,109)	(443)	(666)	(837)	(272)
Itaipu energy costs	594	(40)	(455)	44	(114)	29	143	(114)	75	(46)
Program of Incentives for Alternative Electricity Sources – PROINFA	31	-	(42)	1	(10)	(20)	(19)	(1)	(20)	-
Transport basic charges	215	388	(265)	40	35	413	114	299	291	122
Transport of Itaipu supply	18	60	(20)	4	5	67	14	53	45	22
System service charges – ESS	583	(24)	(380)	7	(248)	(62)	(242)	180	(136)	74
CDE	1	-	(142)	3	135	(3)	(1)	(2)	(2)	(1)
Other sectoral financial assets	1,289	1,254	(1,388)	205	130	1,490	523	967	1,077	413
Quotas from nuclear energy	105	103	(86)	16	-	138	51	87	102	36
Neutrality of Parcel A	203	168	(51)	5	61	386	(29)	415	363	23
Energy over contracting (1)	750	643	(529)	58	-	922	349	573	688	234
Tariff refunds	(71)	-	-	-	(17)	(88)	(25)	(63)	(67)	(21)
Other	302	340	(722)	126	86	132	177	(45)	(9)	141
Total sectorial financial assets	944	2,851	(3,915)	465	460	805	89	716	493	312
Sectorial financial liabilities
CVA liabilities	-	(1,706)	2,380	(343)	(331)	-	-	-	-	-
Energy acquisition (CVA energy)	-	(1,179)	1,941	(234)	(528)	-	-	-	-	-
Itaipu energy costs	-	(109)	-	(5)	114	-	-	-	-	-
Program of Incentives for Alternative Electricity Sources – PROINFA	-	(31)	25	(4)	10	-	-	-	-	-
Transport basic charges	-	-	35	-	(35)	-	-	-	-	-
Transport of Itaipu supply	-	-	5	-	(5)	-	-	-	-	-
System service charges – ESS	-	(506)	371	(113)	248	-	-	-	-	-
CDE	-	119	3	13	(135)	-	-	-	-	-
Other sector financial liabilities	-	(729)	908	(47)	(132)	-	-	-	-	-
Neutrality of Parcel A	-	(58)	124	(5)	(61)	-	-	-	-	-
Tariff refunds	-	(88)	73	(2)	17	-	-	-	-	-
Other	-	(583)	711	(40)	(88)	-	-	-	-	-
Total sector financial liabilities	-	(2,435)	3,288	(390)	(463)	-	-	-	-	-
Total sectoral financial assets and liabilities (net)	944	416	(627)	75	(3)	805	89	716	493	312

(1)

Reversal of the over contracting amounts passed on to consumers in the 2018 and 2019 tariff adjustments because they were previously recognized by ANEEL as involuntary over contracting, made possible by the publication of the involuntariness orders, recognizing over contracting as voluntary. Regarding the amount constituted in the period, there is a high volume of surplus energy, mainly due to the growing increase in the energy injected by MMGD facilities, settled at a low PLD.

(2)	In addition to the transfers between sectoral financial assets and liabilities, there was a transfer of R$1,550 to the "Other assets" group.

Accounting policy

Energy Distribution and Gas segment

The portion of the infrastructure to be amortized during the concession period is recorded as an intangible asset, as provided for in IFRIC 12.

The portion of the value of the assets which will not be fully amortized by the end of the concession is reported as a financial asset because it is an unconditional right to receive cash or another financial asset directly from the grantor.

Account for compensation of variation of parcel A items (CVA) and Other financial components

The financial assets and liabilities originate from the difference in time between the costs forecast (Parcel A and other financial components) included in the tariff at the start of the tariff period, and those actually incurred over the tariff period. This tariff repositioning mechanism guarantees the economic and financial balance of energy distributors. The calculations are in line with current regulations, and if the concession is terminated for any reason, the remaining balances of these assets or liabilities that have not been passed on in the tariff must be included in the compensation base at the end of the concession. These sectoral financial assets and liabilities are measured at amortized cost. The variations calculated are monetarily restated based on the Selic rate and offset in subsequent tariff adjustments.

ANNUAL REPORT AND FORM 20-F | 2024	F-51

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

Financial portion of the transmission concession contracts renewed in accordance with Law 12,783/2013

Corresponding to the financial portion of remuneration for the assets related to the Existing Basic System Network (Rede Básica do Sistema Elétrico, or ‘RBSE’), that represents the amount payable from the date of the extension of the concessions until it was incorporated into the tariff (January 1, 2013 until June 30, 2017), to be collected over a period of eight years.

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

Additional information on the accounting policies relating to assets linked to the transmission activity is described in note 13.

Generation segment – Concession grant fee

The concession fee right paid for the concession contracts granted by the Aneel in November 2015, has been classified as a financial asset, at amortized cost, as it represents an unconditional right to receive cash, adjusted by the IPCA index, and remuneratory interest, during the period of the concession.

Estimations and judgments

The energy distribution activity

The amortization reflects the pattern of their consumption and are measured based on the asset carrying amount using the straight-line method, using the rates based on the expected useful life of the energy distribution assets, that are used by the grantor during the tariff process.

The part of the value of the assets that will not be completely amortized by the end of the concession agreement period is reported as a financial asset, since it is an unconditional right to receive cash or other financial asset directly from the concession-granting power. This component is valued on the basis of new replacement cost, which is equivalent to fair value – having as a reference the amounts approved by Aneel for the remuneration base of assets in tariff review processes. The amounts added after the Periodic Tariff Review process are estimated, and may be altered, for purposes of decision on compensation payable at the end of the concession period.

The calculations made are in line with the regulations in force. If the concession is terminated, for any reason, the remaining balances of these assets or liabilities that have not been passed through to the tariff are to be included in the basis for compensation at the end of the concession lifetime.

The gas distribution activity

The amortization reflects the pattern of consumption of the rights acquired. It is calculated on the balance of the assets linked to the concession, by the straight-line method, based on the application of rates which take into account the expected useful life of the gas distribution assets, which are taken into consideration by the grantor during the process of tariff review.

The part of the value of the assets that will not be completely amortized by the end of the concession period is reported as a financial asset, because it is an unconditional right to receive cash or other financial asset directly from the concession-granting power, or a party appointed by it. This portion is valued based on its fair value corresponding to its cost of acquisition updated by the Expanded National Consumer Price Index (IPCA), as determined by the concession contract.

ANNUAL REPORT AND FORM 20-F | 2024	F-52

Generation – Indemnities receivable

The Company is entitled to compensation for the assets not yet amortized of plants whose concessions ended in or after 2013. The Company has estimated the amount of this indemnity based on a normative resolution issued by Aneel, which specifies the methodology and general criteria for the calculation, taking new replacement value as its basis.

13.   CONCESSION CONTRACT ASSETS

	Dec. 31, 2024	Dec. 31, 2023
Distribution – Infrastructure assets under construction	4,421	3,431
Gas – Infrastructure assets under construction	554	338
Transmission – National Grid (‘BNES’ - Basic Network of the Existing System) - Law 12,783/13	1,616	1,723
Transmission – Assets remunerated by tariff	4,876	3,034
	11,467	8,526

Current	1,140	850
Non-current	10,327	7,676

Changes in concession contract assets are as follows:

	Transmission	Distribution	Gas	Total
Balances on December 31, 2021	4,358	1,927	95	6,380
Additions	407	3,098	61	3,566
Inflation adjustment	575	-	-	575
Amounts received	(608)	-	-	(608)
Disposals	-	-	(3)	(3)
Other additions	5	-	-	5
Transfers to financial assets	-	(762)	-	(762)
Transfers to intangible assets	-	(2,412)	(36)	(2,448)
Impairment (1)	-	(1)	-	(1)
Balances on December 31, 2022	4,737	1,850	117	6,704
Additions	242	3,478	270	3,990
Inflation adjustment	524	-	-	524
Amounts received	(746)	-	-	(746)
Transfers to financial assets	-	(364)	-	(364)
Transfers to intangible assets	-	(1,541)	(49)	(1,590)
Impairment (1)	-	8	-	8
Balances on December 31, 2023	4,757	3,431	338	8,526
Additions (2)	425	4,167	348	4,940
Inflation adjustment	433	-	-	433
Amounts received	(799)	-	-	(799)
Results of the Periodic Tariff Review (3)	1,676	-	-	1,676
Transfers to financial assets	-	(731)	(51)	(782)
Transfers to intangible assets	-	(2,435)	(81)	(2,516)
Impairment (1)	-	(11)	-	(11)
Balances on December 31, 2024	6,492	4,421	554	11,467

(1)	This refers to posting or reversal of provisions made for losses in relation to contractual assets in progress (canceled works).
(2)	The higher volume of additions in the distribution segment reflects greater investments made, in line with the investment program of Cemig D.
(3)	In Note 27d, this amount is presented net of PIS/Pasep and Cofins taxes.

ANNUAL REPORT AND FORM 20-F | 2024	F-53

The amount of additions in the fiscal year ended December 31, 2024 includes R$77 (R$70 on December 31, 2023) of borrowing costs, as presented in note 20. The average rate to determine the amount of borrowing costs was 11.13% in 2024 (11.75% in 2023 and 11.36% in 2022). The nature of the additions to contract and intangible assets is shown in note 27b.

The capitalization of financial charges is a non-cash transaction and therefore is not reflected in the Cash Flow Statements.

The transmission activity

For transmission concessions, the consideration to be paid to the Company arises from the concession contracts, as follows:

	Update index	Dec. 31, 2024	Dec. 31, 2023
Current
Concession contract - 006/97 (a)	IPCA
National Grid (‘BNES’ - Basic Network of the Existing System)		479	466
National Grid - new facilities (RBNI)		595	302
Concession contract - 079/00 (b)	IGPM	39	45
Concession contract - 006/11 (c)	IGPM	18	28
Concession contract - 004/05 (d)	IPCA	9	9
		1,140	850
Non-current
Concession contract - 006/97 (a)	IPCA
National Grid (‘BNES’ - Basic Network of the Existing System)		1,137	1,257
National Grid - new facilities (RBNI)		3,892	2,358
Concession contract - 079/00 (b)	IGPM	110	118
Concession contract - 006/11 (c)	IGPM	107	74
Concession contract - 004/05 (d)	IPCA	105	100
		5,351	3,907
		6,491	4,757

Concession contract no. 006/1997

The contract regulates the public service operation of the transmission facilities classified as part of the Basic Grid, in accordance with Law 9.074/1995 and pertinent regulations. This contract was extended until December 31, 2042, under Law 12,783/2013: the amounts involved were set by Ministerial Order 120/2016. These assets are referred to as the ‘Existing Grid’ (Rede Básica do Sistema Existente, or ‘RBSE’) and are segregated from the other assets of Cemig GT. Their cash flow consists of: the portion related to cost of capital (the ‘financial component’); and the portion related to the remuneration base (the ‘economic component’).

The changes implemented in these facilities are treated as Basic Network New Facilities (BNE). Its cash flow refers to the return on investments in reinforcements and improvements to the transmission infrastructure, and is discounted to present value and, where applicable, includes the portion of investments made and not amortised by the end of the concession term.

Periodic Tariff Review

In July 2024, through its Ratifying Resolutions 3,343/2024 and 3,344/2024, Aneel approved the result of the Periodic Tariff Review (Revisão Tarifária Periódica, or ‘RTP’) of the RAP of Cemig GT’s concession contracts 006/1997 and 079/2000.

In the same month, by Ratifying Resolution 3,348/2024, Aneel established the new value for the RAP for 2024-2025, with effects governing the contracts of Cemig GT, Centroeste and Sete Lagoas.

Since the RTP represents a change in the capital structure, and a change in a remuneration rate, the present value of the assets classified as Contractual Assets was remeasured – the results being shown below.

ANNUAL REPORT AND FORM 20-F | 2024	F-54

The assets of the Cemig GT’s Concession Contract 006/97 are segregated into:

a)      Transmission facilities that existed on May 31, 2000 (referred to as the ‘basic grid’, or ‘RBSE – Rede Básica do Sistema Existente’) and authorized facilities that started commercial operation between June 1, 2000 and December 31, 2012 and are the subject of compensation, called ‘Indemnified RBNI’; and

b)      authorized facilities with commercial operation recognized as from January 1, 2013, after the extension of concessions under Law 12,783/2013, referred to simply as ‘RBNI’ (Rede Básica de Novas Instalações).

The assets of this contract, re-valued for the first time, followed the methodology of Proret 9.1: valued 76% by the Reference Price Bank (Banco de Preços Referencial, or ‘BPR’); 13% by a hybrid method (involving the BPR and IPCA index); and 11% by their original book value, updated by the IPCA index. On the other hand, the assets comprising the RBSE and RBNI that had been re-valued in previous processes were updated by the indexor of the contract (the IPCA index).

The effects of the RTP on the contractual assets were as follows:

Result RTP
RBSE - Assets until 12/2012	164
RBNI Cycle 2013-2018 - Original	10
RBNI Cycle 2013-2018 - Revised RTP 2024	89
RBNI Cycle 2018-2023 – Small Improvements	205
RBNI Cycle 2018-2023 – Major Improvements and Reinforcements	1,208
Total	1,676

The positive result of the RTP is mainly due to: (i) the difference between the value of the costs budgeted for the construction of the assets and the New Replacement Value (Valor Novo de Reposição, or ‘VNR’) – which was adjusted by the updated values of the BPR, as found in the RTP process, applied to the majority of the re-valued assets; and (ii) the positive variation in the regulatory WACC. According to IFRS 15, because it is a new measurement of the value of the contractual assets, these effects are directly recognized in Net profit at the time the RTP occurs.

These effects were compared with the values as originally accounted, and the resulting differences reported as a gain in the income statement for the third quarter of 2024.

National Grid Assets- ‘BNES’ - the regulatory cost of capital updating

On January 06, 2021, the Brazilian General Attorney's Office issued a legal opinion about the effects of the reversal of the court decision that had suspended the cost of equity remuneration of the transmission agents determined by Ministerial Order 120/2016, concluded that it must be updated by the cost of equity rate until July 1, 2020, which is the date that the payment took place, and must be included to RAP 2020-2021 cycle for eight years.

On April 22, 2021, Aneel published Resolution 2,852, defining, among other provisions, the financial component referred to. Thus, the cost capital associated with the financial components was incorporated into the calculation of the periodic review processes of 2018 deciding the RAP of the transmission concessions. This caused 2 effects: (i) A new value for the component to be considered in the RAP of the tariff cycles for 2020-2021 to 2025-2026; and (ii) a residual value for the difference between the amount paid to the transmission companies in the 2017-2018 and 2019-2020 tariff cycles and the amount payable after the injunctions were overturned.

Thus, the debt balance of this component was recalculated, using remuneration at the rate of cost capital, up to the date of actual payment (July 1, 2020), discounted present value of the amount paid. In addition, Aneel opted the alternative of ‘reprofiling’ these payments, for payment gradually over a period of 8 years, guaranteeing the net present value of the transaction.

ANNUAL REPORT AND FORM 20-F | 2024	F-55

The Periodic Tariff Review decided in 2024 did not impact this financial component. The Company continues to monitor this subject. The assumptions, methodologies and calculations that have so far been considered continue to be appropriate.

a)         Concession contract no. 079/00

The contract regulates commercial operation of public transmission service, comprising construction, maintenance and operation of transmission of the following facilities: The Itajubá 3 Substation; the Itajubá 3 - Poços de Caldas Transmission Line; and the Itajubá 3-Cachoeira Paulista Transmission Line, in effect until October 4, 2034.

In July 2024, through its Ratifying Resolutions 3,343/2024 and 3,344/2024, Aneel approved the result of the Periodic Tariff Review (RTP) of the RAP of Cemig GT’s concession contracts 006/1997 and 079/2000.

Revenue from strengthening and enhancements was revised, resulting in recognition of a gain of R$2 in the third quarter of 2024.

b)        Concession contract no. 004/2005

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

Accounting policy

Energy Distribution activity

Assets linked to concession infrastructure still under construction are initially recorded as contract assets, considering the right of the Company to charge for the services provided to customers or receive an indemnity at the end of the concession period for assets not yet amortized. In accordance with IFRS 15, the counterpart amounts of construction revenues equivalent to the new assets are initially recorded as contract assets, measured at acquisition cost including capitalized borrowing costs.

After the assets start operation, the conclusion of the performance obligation linked to construction is recorded, and the assets are split between financial assets and intangible assets. Assets amortized over the term of the concession are classified as intangible assets. The portion of the assets not amortized within the concession period, which will be subject to compensation at the end of the concession, is classified as a financial asset.

ANNUAL REPORT AND FORM 20-F | 2024	F-56

Transmission activity

During the term of the concession, the company receives the Annual Permitted Revenue (Receita Anual Permitida, of ‘RAP’), which remunerates the investment made in the construction transmission lines, as well as the improvement, operation and maintenance services. The transmission revenue is recognized as the corresponding performance obligations are met, namely: (i) availability and construction and (ii) operation and maintenance. The amounts are recognized in the Company's income statement, against the contract asset. Subsequently, when the credit notice is issued by the ONS, the RAP is invoiced and the balances are transferred from Contract Assets to Consumer Receivables.

When construction of transmission infrastructure is concluded the assets related to the transmission infrastructure remains classified as contract assets, considering the dependence on the satisfaction of a performance obligations during the concession period, represented by the availability/construction, operation and maintenance of the transmission lines, thus there is no unconditional right to receive the consideration for the construction services unless the Company operates and maintains the infrastructure.

The costs related to the infrastructure construction are recognized as incurred in the statement of income.

Additional information about the accounting practices related to the assets related to the transmission segment are described in note 27.

Gas distribution activity

New assets are classified initially as contract assets, measured at acquisition cost, including capitalized borrowing costs. When they start operation, they are split into financial assets and intangible assets.

Estimations and judgments

Transmission activity

Construction and improvement revenues are recognized according to the stage of completion of the work, based on the costs actually incurred, plus the construction margin. The margin allocated to the infrastructure construction performance obligation is defined based on management's best estimates and expectations of the profitability of the projects implemented by the Company.

When the tariff changes during the periodic tariff reviews, the contract asset is remeasured, bringing future RAPs to present value (financing component) at the implicit rate originally identified, comparing the result found with the balance recorded, in order to recognize the gain or loss in profit or loss.

Of the amounts invoiced for transmission concession revenue, represented by the RAP, the portion relating to the fair value of the operation and maintenance of the assets is recognized against the income statement for the year and the portion relating to construction revenue, originally recorded when the assets were formed, is written off against contract assets. Additions due to expansion and reinforcement generate additional cash flow and are therefore incorporated into the balance of the contract asset.

The financial remuneration of the contractual asset corresponds to the financial component, recognized by the straight-line method based on the discount rate determined at the start of the investments, and including financial updating by the inflation index.

The discount rate represents the Company's best estimate for the financial remuneration of the investments in the transmission infrastructure, which represents the approximate percentage of what would be the cash price to be charged for the infrastructure built or improvement by the concessionaire in a sale transaction. The implicit rate for pricing the financial component of the concession contract asset is established at the beginning of the investments and considers the credit risk of the counterparties.

ANNUAL REPORT AND FORM 20-F | 2024	F-57

14.    INVESTMENTS

The table below does not include the entities that are 100% controlled by the Company.

	Control	Dec. 31, 2024	Dec. 31, 2023
Cemig Geração e Transmissão	Controlled	-	-
Guanhães Energia S.A. ("Guanhães Energia") (1)	Jointly controlled	172	222
Hidrelétrica Cachoeirão S.A. ("Hidrelétrica Cachoeirão")	Jointly controlled	45	47
Hidrelétrica Pipoca S.A. ("Hidrelétrica Pipoca")	Jointly controlled	54	47
Aliança Norte Participações S.A. ("Aliança Norte") (2)	Jointly controlled	419	536
Aliança Geração de Energia S.A. ("Aliança Geração") (3)	Jointly controlled	-	1,172
Amazônia Energia Participações S.A. ("Amazônia Energia") (2)	Jointly controlled	697	819
Paracambi Energética S.A. ("Paracambi") (former Lightger)	Jointly controlled	105	112
Transmissora Aliança de Energia Elétrica S.A. ("Taesa")	Jointly controlled	1,615	1,565
Cemig Sim	Controlled
UFVs (4)	Jointly controlled	114	112
Total		3,221	4,632

(1)

On September 19, 2023, the Extraordinary General Meeting of Guanhães Energia approved the reduction of share capital in the amount of R$235, of which R$137 was destined for absorbing losses and R$98 for restitution to shareholders. Cemig GT's share corresponds to R$48 was received in 2024.

(2)	Indirect interest in the Belo Monte plant through these investees.
(3)	On August 13, 2024, the process of sale of the interest to Vale S.A. was completed. For more information, please see Note 31.
(4)	Set of photovoltaics business, in which the investee Cemig Sim has an interest.

For the fiscal year ended on December 31, 2024, the Company's management evaluated whether there were indications of possible impairment of assets, as referred to in IAS 36 – Impairments of assets. The net book value of the investments was found to be recoverable.

In 2024, Cemig GT recognized an impairment, in the amount of 100% of the goodwill premium, of R$41, that had been posted for the investment in Aliança Norte. This loss was calculated by determining the share in the asset's recuperable value, generated by operation of the Belo Monte hydroelectric plant. The recoverable value was calculated based on the value in use, by the discounted cash flow method, using the weighted average cost of capital (WACC) as the discount rate.

For the other investments, it was found that there are no indications of impairment.

ANNUAL REPORT AND FORM 20-F | 2024	F-58

Changes in investments in jointly controlled entities and affiliates:

Investee	Dec. 31, 2023	Gain (loss) by equity method (Income statement)	Dividends	Additions	Others	Dec. 31, 2024
Hidrelétrica Cachoeirão	47	5	(7)	-	-	45
Guanhães Energia (1)	222	10	(12)	-	(48)	172
Hidrelétrica Pipoca	47	15	(8)	-	-	54
Paracambi (2)	112	19	(17)	-	(9)	105
Amazônia Energia (3)	819	(122)	-	-	-	697
Aliança Norte (3) (4)	536	(77)	-	1	(41)	419
Taesa	1,565	330	(280)	-	-	1,615
Aliança Geração (5)	1,172	31	(84)	-	(1,119)	-
UFV Janaúba Geração de Energia Elétrica Distribuída S.A. ("UFV Janaúba")	5	1	(1)	-	-	5
UFV Corinto Geração de Energia Elétrica Distribuída S.A. ("UFV Corinto")	8	2	(1)	-	-	9
UFV Manga Geração de Energia Elétrica Distribuída S.A. ("UFV Manga")	12	2	(2)	-	-	12
UFV Bonfinópolis II Geração de Energia Elétrica Distribuída S.A. ("UFV Bonfinópolis II")	5	2	(1)	-	-	6
UFV Lagoa Grande Geração de Energia Elétrica Distribuída S.A. ("UFV Lagoa Grande")	15	2	(2)	-	-	15
UFV Lontra Geração de Energia Elétrica Distribuída S.A. ("UFV Lontra")	18	2	(2)	-	-	18
UFV Mato Verde Geração de Energia Elétrica Distribuída S.A. ("UFV Mato Verde")	6	1	(1)	-	-	6
UFV Mirabela Geração de Energia Elétrica Distribuída S.A. ("UFV Mirabela")	5	-	(1)	-	-	4
UFV Porteirinha I Geração de Energia Elétrica Distribuída S.A. ("UFV Porteirinha I")	4	2	(1)	-	-	5
UFV Porteirinha II Geração de Energia Elétrica Distribuída S.A. ("UFV Porteirinha II")	7	1	(1)	-	-	7
UFV Brasilândia Geração de Energia Elétrica Distribuída S.A. ("UFV Brasilândia")	15	2	(2)	-	-	15
Apolo I SPE Empreendimentos e Energia S.A. ("UFV Apolo I")	6	-	-	-	-	6
Apolo II SPE Empreendimentos e Energia S.A. ("UFV Apolo I")	6	-	-	-	-	6
Itaocara (6)	-	(4)	-	15	(11)	-
Total	4,632	224	(423)	16	(1,228)	3,221

(1)

On September 19, 2023, the Extraordinary General Meeting of Guanhães Energia approved the reduction of share capital in the amount of R$235, of which R$137 was destined for absorbing losses and R$98 for restitution to shareholders. Cemig GT's share corresponds to R$48 was received in 2024.

(2)

An Extraordinary General Meeting of Paracambi on October 16, 2024 approved reduction of the share capital by R$18 , with no reduction in the number of that company’s nominal common shares. The portion attributable to Cemig GT was R$9, received in 2024.

(3)	Indirect interest in the Belo Monte plant through these investees.
(4)

An impairment of the added value of Cemig GT’s investment in Aliança Norte was recorded. This loss is presented in the consolidated statements of income as “Other expenses” and in the Operating Segments explanatory note as part of the investees segment.

(5)

Cemig GT's equity interest in Aliança Geração was classified as a non-current asset held for sale in March 2024, under the terms of /IFRS 5. On August 13, 2024, the process of sale of the interest to Vale S.A. was completed. For more information, please see Note 31.

(6)

Recognition of reimbursement payable to Light Energia S.A., resulting from amounts invested in the development of the Itaocara Hydroelectric Plant project in amounts higher than Light’s corporate participation in the project. This reimbursement was paid on May 22, 2024. The federal tax number (CNPJ – Cadastro Nacional de Pessoas Jurídicas) of this company was canceled in November 2024.

ANNUAL REPORT AND FORM 20-F | 2024	F-59

Investee	Dec. 31, 2022	Gain (loss) by equity method (Income statement)	Dividends	Additions / Acquisitions	(Others)	Dec. 31, 2023
Hidrelétrica Cachoeirão	47	12	(12)	-	-	47
Guanhães Energia	183	39	-	-	-	222
Hidrelétrica Pipoca	47	15	(15)	-	-	47
MESA (3)	10	(10)	-	-	-	-
FIP Melbourne (3)	8	22	-	-	(30)	-
Paracambi (former Lightger)	134	15	(26)	-	(11)	112
Baguari Energia (4)	160	12	(12)	-	(160)	-
Amazônia Energia (1)	886	(67)	-	-	-	819
Aliança Norte (1)	576	(40)	-	-	-	536
Taesa	1,549	278	(262)	-	-	1,565
Aliança Geração	1,194	136	(158)	-	-	1,172
Retiro Baixo (4)	185	5	-	-	(191)	(1)
UFV Janaúba Geração de Energia Elétrica Distribuída S.A. ("UFV Janaúba")	3	2	-	-	-	5
UFV Corinto Geração de Energia Elétrica Distribuída S.A. ("UFV Corinto")	8	1	(1)	-	-	8
UFV Manga Geração de Energia Elétrica Distribuída S.A. ("UFV Manga")	11	2	(1)	-	-	12
UFV Bonfinópolis II Geração de Energia Elétrica Distribuída S.A. ("UFV Bonfinópolis II")	5	-	-	-	-	5
UFV Lagoa Grande Geração de Energia Elétrica Distribuída S.A. ("UFV Lagoa Grande")	15	2	(2)	-	-	15
UFV Lontra Geração de Energia Elétrica Distribuída S.A. ("UFV Lontra")	18	2	(2)	-	-	18
UFV Mato Verde Geração de Energia Elétrica Distribuída S.A. ("UFV Mato Verde")	6	1	(1)	-	-	6
UFV Mirabela Geração de Energia Elétrica Distribuída S.A. ("UFV Mirabela")	4	1	-	-	-	5
UFV Porteirinha I Geração de Energia Elétrica Distribuída S.A. ("UFV Porteirinha I")	4	1	(1)	-	-	4
UFV Porteirinha II Geração de Energia Elétrica Distribuída S.A. ("UFV Porteirinha II")	7	1	(1)	-	-	7
UFV Brasilândia Geração de Energia Elétrica Distribuída S.A. ("UFV Brasilândia")	15	2	(2)	-	-	15
Apolo I SPE Empreendimentos e Energia S.A. ("UFV Apolo I")	7	-	-	-	(1)	6
Apolo II SPE Empreendimentos e Energia S.A. ("UFV Apolo I")	-	-	-	6	-	6
G2 Campo Lindo I Energia S.A. ("UFV Campo Lindo I") (2)	8	-	-	10	(18)	-
G2 Campo Lindo II Energia S.A. ("UFV Campo Lindo II") (2)	9	-	-	10	(18)	1
G2 Olaria I Energia S.A. ("UFV Olaria I") (2)	8	-	-	10	(18)	-
Total of investments	5,107	432	(496)	36	(447)	4,632

Total	5,107	432	(496)	36	(447)	4,632

(1)	Indirect participation in Belo Monte Dam through these investees.
(2)

On July 20, 2023, control of these investees was acquired and they were consolidated by the Company. Therefore, the Company’s interest in these investees is reflected in the Company’s consolidated assets and liabilities.

(3)	On March 20, 2023, Cemig GT completed the sale of its direct and indirect ownership interest in the capital stock of Mesa to Furnas Centrais Elétricas S.A. ("Furnas").
(4)

The sale of Baguari Energia was completed on October 6, 2023 and the sale of Retiro Baixo was completed on November 22, 2023. The investments writ-off is presented in the "Other" column depicted above.

ANNUAL REPORT AND FORM 20-F | 2024	F-60

Investee	Dec. 31, 2021	Gain (loss) by equity method (Income statement)	Dividends	Additions / Acquisitions	Other	Dec. 31, 2022
Hidrelétrica Cachoeirão	59	15	(27)	-	-	47
Guanhães Energia	125	58	-	-	-	183
Hidrelétrica Pipoca	47	16	(16)	-	-	47
MESA (3)	-	10	-	-	-	10
FIP Melbourne (3) (5)	-	169	-	-	(161)	8
Paracambi (former Lightger)	124	17	(7)	-	-	134
Baguari Energia	168	22	(30)	-	-	160
Amazônia Energia (4)	933	(47)	-	-	-	886
Aliança Norte (4)	609	(33)	-	-	-	576
Ativas	16	(1)	-	-	(15)	-
Taesa	1,580	305	(336)	-	-	1,549
Aliança Geração	1,141	104	(48)	-	(3)	1,194
Retiro Baixo	201	22	(38)	-	-	185
UFV Janaúba Geração de Energia Elétrica Distribuída S.A. (‘UFV Janaúba’)	3	1	(1)	-	-	3
UFV Corinto Geração de Energia Elétrica Distribuída S.A. (‘UFV Corinto’) (2)	9	2	(2)	-	(1)	8
UFV Manga Geração de Energia Elétrica Distribuída S.A. (‘UFV Manga’) (2)	11	3	(2)	-	(1)	11
UFV Bonfinópolis II Geração de Energia Elétrica Distribuída S.A. (‘UFV Bonfinópolis II’) (2)	6	1	(1)	-	(1)	5
UFV Lagoa Grande Geração de Energia Elétrica Distribuída S.A. (‘UFV Lagoa Grande’) (2)	15	3	(2)	-	(1)	15
UFV Lontra Geração de Energia Elétrica Distribuída S.A. (‘UFV Lontra’) (2)	18	4	(3)	-	(1)	18
UFV Mato Verde Geração de Energia Elétrica Distribuída S.A. (‘UFV Mato Verde’) (2)	6	1	(1)	-	-	6
UFV Mirabela Geração de Energia Elétrica Distribuída S.A. (‘UFV Mirabela’) (2)	4	1	(1)	-	-	4
UFV Porteirinha I Geração de Energia Elétrica Distribuída S.A. (‘UFV Porteirinha I’) (2)	5	1	(1)	-	(1)	4
UFV Porteirinha II Geração de Energia Elétrica Distribuída S.A. (‘UFV Porteirinha II’) (2)	7	1	(1)	-	-	7
UFV Brasilândia Geração de Energia Elétrica Distribuída S.A. (‘UFV Brasilândia’) (2)	15	3	(2)	-	(1)	15
Apolo I SPE Empreendimentos e Energia S.A. (‘UFV Apolo I’)	-	1	-	6	-	7
G2 Campo Lindo I Energia S.A. (‘UFV Campo Lindo I’)	-	1	-	7	-	8
G2 Campo Lindo II Energia S.A. (‘UFV Campo Lindo II’)	-	2	-	7	-	9
G2 Olaria I Energia S.A. (‘UFV Olaria I’)	-	1	-	7	-	8
Axxiom	4	(4)	-	-	-	-
Itaocara	-	(3)	-	10	(7)	-
Total investment	5,106	676	(519)	37	(193)	5,107
Itaocara - Uncovered liability	(21)	7	-	14	-	-
MESA (3) - Loss provisions (1)	(162)	162	-	-	-	-
Total	4,923	845	(519)	51	(193)	5,107

(1)	In June 2022, the provision related to the Company's contractual obligations assumed with the investee and the other shareholders was reversed. Further details are disclosed in this note.
(2)	On May 23, 2022, the reduction of capital stock of these UFVs was approved by means of an Extraordinary General Assembly.
(3)	Indirect participation in the Santo Antônio Plant through these investees.
(4)	Indirect participation in Belo Monte Dam through these investees.
(5)

On September 12, 2022, AGPar made the payment associated with the settlement arising from Arbitral Award CCBC-86/2016 to the Melbourne Fund. Thereafter, the Company recognized the receivable against income. Further details are provided throughout this note.

ANNUAL REPORT AND FORM 20-F | 2024	F-61

Movement in Dividends receivable

Balances at December 31, 2021	335
Dividends proposed by investees	519
Amounts received	(708)
Balances at December 31, 2022	146
Dividends proposed by investees	496
Amounts received	(592)
Balances at December 31, 2023	50
Dividends proposed by investees	423
Withholding income tax on Interest on equity	(13)
Amounts received	(349)
Balances at December 31, 2024	111

Main information on the subsidiaries, jointly controlled entities and affiliates not adjusted for the percentage represented by the Company’s ownership interest:

Investee	Numbers of shares	Dec. 31, 2024			Dec. 31, 2023
		Cemig interest (%)	Share capital	Equity	Cemig interest (%)	Share capital	Equity
Cemig Geração e Transmissão	2,896,785,358	100.00	5,474	11,665	100.00	5,474	8,893
Hidrelétrica Cachoeirão	35,000,000	49.00	35	96	49.00	35	96
Guanhães Energia	548,626,000	49.00	549	419	49.00	549	373
Hidrelétrica Pipoca	41,360,000	49.00	41	97	49.00	41	95
Parajuru	35,000,000	100.00	35	107	100.00	86	158
Volta do Rio	160,000,000	100.00	160	200	100.00	275	248
Paracambi	79,078,937	49.00	57	83	49.00	79	123
Aliança Norte	42,028,825,151	49.00	1,210	1,007	49.00	1,210	1,084
Amazônia Energia (1)	1,323,819,670	74.50	1,323	1,099	74.50	1,323	1,189
UFV Boa Esperança (2)	402,296,837	100.00	402	405	100.00	-	-
Cemig Geração Itutinga	151,309,332	100.00	148	284	100.00	151	231
Cemig Geração Camargos	113,499,102	100.00	101	200	100.00	113	183
Cemig Geração Sul	148,146,505	100.00	61	163	100.00	148	252
Cemig Geração Leste	100,568,929	100.00	51	91	100.00	101	168
Cemig Geração Oeste	60,595,484	100.00	7	101	100.00	61	126
Rosal Energia	46,944,467	100.00	47	109	100.00	47	123
Sá Carvalho	361,200,000	100.00	37	97	100.00	37	138
Horizontes Energia	10,000,000	100.00	4	13	100.00	39	61
Cemig PCH	6,000,000	100.00	6	48	100.00	46	99
Cemig Geração Poço Fundo	159,084,895	100.00	159	162	100.00	139	172
Empresa de Serviços de Comercialização de Energia Elétrica S.A.	3,000,000	100.00	3	21	100.00	-	11
Cemig Trading	4,000,000	100.00	4	6	100.00	1	6
Centroeste	28,000,000	100.00	28	135	100.00	28	120
UFV Três Marias	6,887,499	100.00	35	38	100.00	-	-
Cemig Distribuição	2,359,113,452	100.00	6,964	11,281	100.00	5,372	7,105
Taesa	1,033,496,721	21.68	3,042	6,679	21.68	3,042	6,570
Gasmig	306,941,598	99.57	665	1,231	99.57	665	1,373
Cemig Sim	657,647,242	100.00	658	755	100.00	175	199
Sete Lagoas	36,857,080	100.00	51	91	100.00	37	73

(1)	Indirect participation in Belo Monte Plant through this investee.
(2)	On October 29, 2024 an EGM approved change of the name of Cemig Baguari S.A. to UFV Boa Esperança S.A.

ANNUAL REPORT AND FORM 20-F | 2024	F-62

The main balances for the affiliated and jointly controlled entities on December 31, 2024

2024	Taesa	Paracambi	Hidrelétrica Cachoeirão	Hidrelétrica Pipoca
Assets
Current	2,316	12	11	21
Cash and cash equivalents	608	4	5	15
Non-current	16,266	95	84	94
Total assets	18,582	107	95	115

Liabilities
Current	1,984	11	3	4
Loans	4	9	-	1
Non-current	9,353	22	-	-
Loans	95	22	-	-
Equity	7,246	74	92	110
Total liabilities and equity	18,583	107	95	114

Statement of income
Net sales revenue	2,227	63	37	45
Cost of sales	463	13	25	1
Depreciation and amortization	4	4	-	4
Gross income (loss)	2,690	76	62	46
General and administrative expenses	273	2	-	2
Finance income	426	2	1	-
Finance expenses	1,742	3	-	-
Operational income (loss)	5,131	83	63	48
Share of (loss) income, net, of subsidiaries and joint ventures	1,212	-	-	-
Income tax and social contribution tax	312	3	-	2
Net income (loss) for the year	6,655	86	63	50

Net income (loss) for the year	6,655	86	63	50
Comprehensive income (loss) for the year	6,655	86	63	50

ANNUAL REPORT AND FORM 20-F | 2024	F-63

2024	Aliança Norte	Guanhães Energia	Amazônia Energia
Assets
Current	1	24	-
Cash and cash equivalents	1	9	-
Non-current	907	356	991
Total assets	908	380	991

Liabilities
Current	-	16	-
Loans	-	-	-
Non-current	9	13	1
Loans	-	-	-
Equity	899	352	98
Total liabilities and equity	908	381	99

Statement of income
Net sales revenue	-	-	117
Cost of sales	-	-	-
Depreciation and amortization	-	-	-
Gross income (loss)	-	-	117
General and administrative expenses	109	-	1
Finance income	-	1	-
Finance expenses	-	-	-
Operational income (loss)	109	1	118
Share of (loss) income, net, of subsidiaries and joint ventures	-	23	-
Income tax and social contribution tax	-	-	-
Net income (loss) for the year	109	24	118

Net income (loss) for the year	109	24	118
Comprehensive income (loss) for the year	109	24	118

ANNUAL REPORT AND FORM 20-F | 2024	F-64

The main balances for the affiliated and jointly controlled entities on December 31, 2023

2023	Taesa	Paracambi (formely Lightger)	Hidrelétrica Cachoeirão	Hidrelétrica Pipoca	Aliança Norte (1)
Assets
Current	2,745	24	11	11	-
Cash and cash equivalents	1,144	17	7	6	-
Non-current	14,833	100	86	95	1,015
Total assets	17,578	124	97	106	1,015

Liabilities
Current	1,617	11	7	8	-
Loans	-	9	-	7	-
Non-current	9,282	30	-	1	8
Loans	368	30	-	1	-
Equity	6,679	83	90	97	1,007
Total liabilities and equity	17,578	124	97	106	1,015

Statement of income
Net sales revenue	1,345	60	38	46	-
Cost of sales	(196)	(16)	(15)	(12)	-
Depreciation and amortization	(6)	(12)	(4)	(4)	-
Gross income (loss)	1,149	44	23	34	-
General and administrative expenses	(179)	(2)	-	(1)	(77)
Finance income	370	7	3	3	-
Finance expenses	(1,623)	(4)	-	(1)	-
Operational income (loss)	(283)	45	26	35	(77)
Share of (loss) income, net, of subsidiaries and joint ventures	1,181	—	—	-	-
Income tax and social contribution tax	470	(4)	(2)	(3)	-
Net income (loss) for the year	1,368	41	24	32	(77)

Comprehensive income (loss) for the year
Net income (loss) for the year	1,368	41	24	32	(77)
Comprehensive income (loss) for the year	1,368	41	24	32	(77)

(1)	At the year ended December 31, 2023, Company has assessed all relevant aspects related to going concern and no triggers of impairment were found.

ANNUAL REPORT AND FORM 20-F | 2024	F-65

2023	Guanhães Energia	Amazônia Energia	Aliança Geração	Usina Hidrelétrica Itaocara S.A.
Assets
Current	1,534	-	583	3
Cash and cash equivalents	112	-	348	3
Non-current	4,735	1,108	3,701	12
Total assets	6,269	1,108	4,284	15

Liabilities
Current	143	8	829	-
Loans	69	-	180	-
Non-current	1,151	-	1,767	-
Loans	941	-	993	-
Equity	4,975	1,100	1,688	15
Total liabilities and equity	6,269	1,108	4,284	15

Statement of income
Net sales revenue	60	-	1,149	-
Cost of sales	(39)	-	(472)	(1)
Depreciation and amortization	(21)	-	(131)	-
Gross income (loss)	21	-	677	(1)
General and administrative expenses	-	-	(51)	-
Finance income	15	-	50	-
Finance expenses	(10)	-	(171)	-
Operational income (loss)	26	-	505	(1)
Share of (loss) income, net, of subsidiaries and joint ventures	-	(83)	23	-
Income tax and social contribution tax	(7)		(170)	-
Net income (loss) for the year	19	(83)	358	(1)

Comprehensive income (loss) for the year
Net income (loss) for the year	19	(83)	358	(1)
Comprehensive income (loss) for the year	19	(83)	358	(1)

ANNUAL REPORT AND FORM 20-F | 2024	F-66

The main balances for the affiliated and jointly controlled entities on December 31, 2022

2022	Taesa	Paracambi (formely Lightger)	Hidrelétrica Cachoeirão	Hidrelétrica Pipoca	Retiro Baixo
Assets
Current	2,261	63	15	20	63
Cash and cash equivalents	760	60	11	14	49
Non-current	13,198	109	91	98	338
Total assets	15,459	172	106	118	401

Liabilities
Current	817	11	1	8	25
Loans	1,957	9	-	7	14
Non-current	8,045	38	1	7	45
Loans	372	38	-	7	28
Equity	6,597	123	104	103	331
Total liabilities and equity	15,459	172	106	118	401

Statement of income
Net sales revenue	1,621	62	43	45	77
Cost of sales	(176)	(17)	(12)	(10)	(4)
Depreciation and amortization	(9)	(12)	(3)	-	(9)
Gross income (loss)	1,445	45	31	35	73
General and administrative expenses	(197)	(2)	-	(1)	(3)
Finance income	652	6	4	3	10
Finance expenses	(1,700)	(4)	-	(1)	(5)
Operational income (loss)	200	45	35	36	75
Share of (loss) income, net, of subsidiaries and joint ventures	925	-	-	-	-
Income tax and social contribution tax	324	(4)	(3)	(3)	(26)
Net income (loss) for the year	1,449	41	32	33	49

Comprehensive income (loss) for the year
Net income (loss) for the year	1,449	41	32	33	49
Comprehensive income (loss) for the year	1,449	41	32	33	49

ANNUAL REPORT AND FORM 20-F | 2024	F-67

2022	Aliança Norte	Guanhães Energia	Amazônia Energia	Madeira Energia	Baguari Energia
Assets
Current	-	132	-	1,819	83
Cash and cash equivalents	-	3	-	924	10
Non-current	1,092	376	1,191	20,953	205
Total assets	1,092	508	1,191	22,772	288

Liabilities
Current	-	38	2	2,571	25
Loans	-	12	-	655	-
Non-current	8	97	-	19,972	24
Loans	-	80	-	13,546	-
Equity	1,084	373	1,189	229	239
Total liabilities and equity	1,092	508	1,191	22,772	288

Statement of income
Net sales revenue	-	57	-	4,137	81
Cost of sales	-	(45)	-	(3,451)	(31)
Depreciation and amortization	-	(16)	-	-	(10)
Gross income (loss)	-	12	-	686	50
General and administrative expenses	(65)	-	-	(150)	-
Finance income	-	90	-	361	10
Finance expenses	-	(11)	-	(3,521)	-
Operational income (loss)	(65)	91	-	(2,624)	60
Share of (loss) income, net, of subsidiaries and joint ventures	-	-	(63)	-	-
Income tax and social contribution tax	-	(32)	-	(222)	(20)
Net income (loss) for the year	(65)	59	(63)	(2,846)	40

Comprehensive income (loss) for the year
Net income (loss) for the year	(65)	59	(63)	(2,846)	40
Comprehensive income (loss) for the year	(65)	59	(63)	(2,846)	40

ANNUAL REPORT AND FORM 20-F | 2024	F-68

2022	Aliança Geração	Usina Hidrelétrica Itaocara S.A.	UFV Janaúba	UFV Corinto	UFV Manga
Assets
Current	724	4	4	2	2
Cash and cash equivalents	449	4	3	1	1
Non-current	3,468	11	17	17	20
Total assets	4,192	15	21	19	22

Liabilities
Current	383	-	2	-	-
Loans	136	-	2	-	-
Non-current	1,489	-	12	1	1
Loans	713	-	11	-	-
Equity	2,320	15	7	18	21
Total liabilities and equity	4,192	15	21	19	22

Statement of income
Net sales revenue	1,109	-	-	6	7
Cost of sales	(608)	-	5	(1)	(1)
Depreciation and amortization	(124)	-	(1)	-	-
Gross income (loss)	501	-	5	5	6
General and administrative expenses	(43)	-	-	-	-
Finance income	61	-	-	-	-
Finance expenses	(109)	(7)	(1)	-	-
Operational income (loss)	410	(7)	4	5	6
Share of (loss) income, net, of subsidiaries and joint ventures	11	-	-	-	-
Income tax and social contribution tax	(139)	-	(1)	(1)	(1)
Net income (loss) for the year	282	(7)	3	4	5

Comprehensive income (loss) for the year
Net income (loss) for the year	282	(7)	3	4	5
Comprehensive income (loss) for the year	282	(7)	3	4	5

ANNUAL REPORT AND FORM 20-F | 2024	F-69

2022	UFV Bonfinópolis II	UFV Lagoa Grande	UFV Lontra	UFV Olaria 1	UFV Mato Verde	UFV Mirabela
Assets
Current	2	3	4	1	1	1
Cash and cash equivalents	1	1	2	1	1	—
Non-current	12	23	27	13	11	9
Total assets	14	26	31	14	12	10

Liabilities
Current	-	-	1	-	-	-
Loans	-	-	-	-	-	-
Non-current	1	1	1	1	-	-
Loans	-	-	-	1	-	-
Equity	13	25	29	13	12	10
Total liabilities and equity	14	26	31	14	12	10

Statement of income
Net sales revenue	-	8	10	2	4	3
Cost of sales	(1)	(1)	(1)	(1)	(1)	(1)
Depreciation and amortization	-	-	-	(1)	-	-
Gross income (loss)	(1)	7	9	1	3	2
General and administrative expenses	-	-	-	-	-	-
Finance income	1	-	-	-	-	-
Finance expenses	-	-	-	-	-	-
Operational income (loss)	-	7	9	1	3	2
Share of (loss) income, net, of subsidiaries and joint ventures	-	-	-	-	-	-
Income tax and social contribution tax	3	(1)	(1)	-	-	-
Net income (loss) for the year	3	6	8	1	3	2

Comprehensive income (loss) for the year
Net income (loss) for the year	3	6	8	1	3	2
Comprehensive income (loss) for the year	3	6	8	1	3	2

ANNUAL REPORT AND FORM 20-F | 2024	F-70

2022	UFV Porteirinha I	UFV Porteirinha II	UFV Brasilândia	UFV Apolo 1	UFV Campo Lindo 1	UFV Campo Lindo 2
Assets
Current	1	2	3	1	1	1
Cash and cash equivalents	-	1	2	-	-	1
Non-current	11	11	28	8	13	13
Total assets	12	13	31	9	14	14

Liabilities
Current	-	-	4	-	-	-
Loans	-	-	-	-	-	-
Non-current	1	1	1	-	1	1
Loans	1	-	3	-	1	1
Equity	11	12	26	9	13	13
Total liabilities and equity	12	13	31	9	14	14

Statement of income
Net sales revenue	4	4	8	2	3	2
Cost of sales	(1)	(1)	(2)	(1)	(1)	(1)
Depreciation and amortization	-	-	-	-	(1)	(1)
Gross income (loss)	3	3	6	1	2	1
General and administrative expenses	-	-	-	-	-	-
Finance income	-	-	1	-	-	-
Finance expenses	-	-	-	-	-	-
Operational income (loss)	3	3	7	1	2	1
Share of (loss) income, net, of subsidiaries and joint ventures	-	-	-	-	-	-
Income tax and social contribution tax	-	-	(1)	-	-	-
Net income (loss) for the year	3	3	6	1	2	1

Comprehensive income (loss) for the year
Net income (loss) for the year	3	3	6	1	2	1
Comprehensive income (loss) for the year	3	3	6	1	2	1

Amazônia Energia S.A. and Aliança Norte Energia S.A.

Amazônia Energia and Aliança Norte are shareholders of Norte Energia S.A. (‘NESA’), which holds the concession to operate the Belo Monte Hydroelectric Plant. Through the jointly controlled entities referred to above, Cemig GT owns an indirect equity interest in NESA of 11.69%.

On December 31, 2024, NESA has negative net working capital of R$217 (R$578 on December 31, 2023). According to the estimates and projections, the situation of negative net working capital, and the future demands for investments in the hydroelectric plant, will be supported by revenues from future operations.

On September 21, 2015, NESA was awarded a preliminary injunction ordering Aneel to abstain from applying penalties or sanctions to NESA in relation to the delay in Belo Monte Hydroelectric Plant to start operations, until the hearing of the application for an injunction made in the original case. NESA management, supported by their legal advisers, have classified the probability of loss as ‘possible’ and estimated the potential loss on December 31, 2024 to R$3,053 (R$2,859 on December 31, 2023). The potential impact for the Company is limited to its investment interest in NESA.

ANNUAL REPORT AND FORM 20-F | 2024	F-71

Acquisition of equity interest - Distributed Generation

The Jequitibá II photovoltaic plant

On March 8, 2024, Cemig Sim concluded the acquisition of 100% of the equity in Oasis Solar Jequitibá SPE Ltda (the Jequitibá II Solar Plant), after all the conditions precedent had been met.

This photovoltaic plant, located in the city of Jequitibá, in Minas Gerais, has installed generation capacity of 6.25MWp, in the shared mini-distributed generation mode, and is in full commercial operation.

The Company applied the acquisition method to account for the business combination, measuring the identifiable assets acquired and the liabilities assumed at their respective fair values on the acquisition date, in accordance with the provisions of IFRS 3.

The value of the acquisition was R$40 and the accounting effects are presented below.

Acquisition cost	Jequitibá II photovoltaic plant
Equity value	45
Added value (fair value – book value)	5
Fair value of net assets	50
Advantageous purchase	(10)
Total value of the consideration	40

The summary of the measurement at fair value of the assets and liabilities acquired is as follows:

Assets	Fair value on acquisition date	Liabilities	Fair value on acquisition date
Non-current	55	Non-current	5
PP&E	43	Other liabilities	5
Intangible	7
Operating rights	5
		Total net assets at fair value	50

The Jequitibá I photovoltaic plant

On August 7, 2024, Cemig Sim concluded acquisition of 100% of the equity in Sol de Jequitibá SPE Ltda (the Jequitibá I Solar Plant), after all the conditions precedent had been met.

This photovoltaic plant, located in the city of Jequitibá, in Minas Gerais, has installed generation capacity of 6.55MWp, in the shared mini-distributed generation mode, and is in full commercial operation.

The Company applied the acquisition method to account for the business combination, measuring the identifiable assets acquired and the liabilities assumed at their respective fair values on the acquisition date, in accordance with the provisions of IFRS 3.

ANNUAL REPORT AND FORM 20-F | 2024	F-72

The value of the acquisition was R$43 and the accounting effects are presented below.

Acquisition cost	Jequitibá I photovoltaic plant
Equity value	44
Added value (fair value – book value)	3
Fair value of net assets	47
Advantageous purchase	(4)
Total value of the consideration	43

The summary of the measurement at fair value of the assets and liabilities acquired is as follows:

Assets	Fair value on acquisition date	Liabilities	Fair value on acquisition date
Non-current	53	Non-current	6
PP&E	44	Other liabilities	6
Intangible	6
Operating rights	3
		Total net assets at fair value	47

Cemig Sim acquired control of the Jequitibá II and Jequitibá I solar plants with the objective of consolidating its market share and obtaining gain in scale and scope through consolidation of operations.

Risks related to compliance with laws and regulations

Investigations

The Public Attorneys’ Office of the State of Minas Gerais is conducting a civil public inquiry with the objective of identifying any irregularities in the investment of Cemig GT in Guanhães Energia. Up to the date of publication of these financial statements there has been no movement in the process.

Accounting policy

Investments

The Company and its subsidiaries hold investments in affiliates and joint ventures. Control is obtained when the Company and/or one of its subsidiaries has the power to control the financial and operational policies of an entity to receive benefits from its activities. These investments are accounted using the equity method in the parent company and consolidated financial statements and are, initially, recognized at acquisition cost, by the consideration transferred, measured at fair value at acquisition date.

The difference between the amount paid and the amount of the shareholders’ equity acquired is recognized in Investments as: (i) added value, when the economic basis is substantially related to the fair value of the net assets of the subsidiary acquired; and  (ii)goodwill, when the amount paid is higher than the fair value of the net assets, and this difference represents the expectation of generation of future value. The goodwill arising from the acquisition is tested annually for impairment.

ANNUAL REPORT AND FORM 20-F | 2024	F-73

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

The Company and its subsidiaries accounts business combinations using the acquisition method. Thus, at the moment of acquisition the acquiring company is required to recognize and measure the identifiable assets acquired, the liabilities assumed, and the shareholding interests of non-controlling equity holders at fair value, which will result in recognition of a goodwill due to expectation of future profitability, or in a gain arising from an bargain purchase, the gain being allocated to the Statement of income for the period.

Capital gains and losses on acquisition represent the difference between the fair value of the identifiable assets acquired and the fair value of the liabilities assumed. Goodwill and the bargain purchase represent the difference between the consideration transferred and the fair value of the identifiable assets acquired, the liabilities assumed and the non-controlling interests.

Estimations and judgments

Investments in shareholdings

The subsequent measurement of these investments is based on the equity method. Subsequent to this measurement, the company assesses whether there are indications of possible impairment in the recoverable value of its investments.

Recoverable value is calculated as the greater of: (i) the fair value of the asset, net of selling expenses, and (ii) the value in use, represented by the present value of the expected cash flows. If this amount is less than book value, an impairment is recognized, directly in the income statement, with counterpart reduction in the asset in question.

At the end of each reporting period the Company assesses whether there is any indication that the losses recognized in previous periods can be reversed in whole or in part. If there are indications, the recoverable value of the asset needs to be estimated.

The equity method ceases to be applied from the moment the investment loses its characteristics as an associate, subsidiary or jointly-controlled subsidiary, for example in the case of classification as a non-current asset held for sale.

The financial statements of jointly-owned subsidiaries are prepared for the same disclosure period as those of the Company and its subsidiaries. When necessary, adjustments are made to bring the accounting policies into line with those applied by the Company and its subsidiaries.

Business combinations

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

ANNUAL REPORT AND FORM 20-F | 2024	F-74

15.            PROPERTY, PLANT AND EQUIPMENT

	Dec. 31, 2024			Dec. 31, 2023
	Historical cost	Accumulated depreciation	Net value	Historical cost	Accumulated depreciation	Net value
In service
Land	249	(36)	213	247	(33)	214
Reservoirs, dams and watercourses	3,339	(2,520)	819	3,323	(2,470)	853
Buildings, works and improvements	1,095	(883)	212	1,095	(868)	227
Machinery and equipment	2,951	(2,143)	808	2,826	(2,078)	748
Vehicles	20	(16)	4	19	(15)	4
Furniture and utensils	14	(11)	3	14	(11)	3
	7,668	(5,609)	2,059	7,524	(5,475)	2,049
In progress	1,656	-	1,656	1,207	-	1,207
Net property, plant and equipment	9,324	(5,609)	3,715	8,731	(5,475)	3,256

Changes in PP&E are as follows:

	Dec. 31, 2023	Additions	Business combination	Classification as held for sale	Disposals	Depreciation	Transfers / Capitalizations	Dec. 31, 2024
In service
Land (1)	214	2	-	-	(1)	(3)	1	213
Reservoirs, dams and watercourses	853	-	-	(7)	(1)	(80)	54	819
Buildings, works and improvements	227	-	-	(1)	-	(17)	3	212
Machinery and equipment	748	1	87	(5)	-	(71)	48	808
Vehicles	4	-	-	-	-	(1)	1	4
Furniture and utensils	3	-	-	-	-	-	-	3
	2,049	3	87	(13)	(2)	(172)	107	2,059
In progress	1,207	581	-	(8)	(17)	-	(107)	1,656
Net property, plant and equipment	3,256	584	87	(21)	(19)	(172)	-	3,715

(1)	Certain land linked to concession agreements with no indemnity provision is depreciated over the concession period.

ANNUAL REPORT AND FORM 20-F | 2024	F-75

	Dec. 31, 2022	Additions	Business Combination	Disposals - Assets classified as held for sale	Disposals	Depreciation	Transfers / Capitalizations	Dec. 31, 2023
In service
Land (1)	217	-	-	(2)	-	(3)	2	214
Reservoirs, dams and watercourses	870	-	-	(22)	-	(79)	84	853
Buildings, works and improvements	233	-	-	(5)	-	(17)	16	227
Machinery and equipment	706	1	70	(29)	(1)	(69)	70	748
Vehicles	2	-	-	-	-	(2)	4	4
Furniture and utensils	3	-	-	-	-	-	-	3
	2,031	1	70	(58)	(1)	(170)	176	2,049
In progress	380	1,005	-	-	(2)	-	(176)	1,207
Net property, plant and equipment	2,411	1,006	70	(58)	(3)	(170)	-	3,256

(1)	Certain land linked to concession agreements with no indemnity provision is depreciated over the concession period.

	Dec. 31, 2021	Additions	Disposals	Depreciation	Transfers / Capitalizations	Dec. 31, 2022
In service
Land (1)	220	-	-	(3)	-	217
Reservoirs, dams and watercourses	944	-	-	(81)	7	870
Buildings, works and improvements	248	-	-	(17)	2	233
Machinery and equipment	697	-	(12)	(70)	91	706
Vehicles	1	-	-	(1)	2	2
Furniture and utensils	3	-	-	-	-	3
	2,113	-	(12)	(172)	102	2,031
In progress	306	176	-	-	(102)	380
Net property, plant and equipment	2,419	176	(12)	(172)	-	2,411

(1)	Certain land linked to concession agreements with no indemnity provision is amortized over the concession period.

ANNUAL REPORT AND FORM 20-F | 2024	F-76

Depreciation rates, which take into consideration the expected useful life of the assets, are revised annually by Management and are as follows:

Generation	(%)	Administration	(%)
Reservoirs, dams and watercourses	2	Software	20
Buildings - Machine room	2	Vehicles	14.29
Buildings - Other	3.33	IT equipment in general	16.67
Generator	3.33	General equipment	6.25
Water turbine	2.5	Buildings - Other	3.33
Pressure tunnel	3.13
Command station, panel and cubicle	3.57
Floodgate	3.33

The Company has not identified any evidence of impairment of its Property, plant and equipment assets.

As established in the contract between Cemig GT and the Union (Federative Republic of Brazil), at the end of the concession the assets will revert to the Union, which in turn will indemnify Cemig GT for such assets as have not been depreciated, which will correspond to the remaining balance of the asset at the end of the concession.

The generation concession contract also provide that, at the end of the period of each concession, the concession-granting power shall determine the amount to be indemnified, except in the case of the concession contracts related to Lot D of Auction 12/2015, which are the subject of a Concession Grant Fee, as detailed in Explanatory Note 12.

For contracts under which CEMIG does not have a right to receive such amounts or there is uncertainty related to collection of the amounts, such as in the case of thermal generation and hydroelectric generation as an independent power producer, no residual value is recognized, and the depreciation rates are adjusted so that all the assets are depreciated within the concession term.

Management believes the amounts of indemnity of these assets will be higher than their historic cost depreciated over their respective useful lives.

Consortium

The Company is a partner in an energy generation consortium for the Queimado plant, for which no separate company with independent legal existence was formed to manage the object of the concession. The Company’s portion in the consortium is recorded and controlled individually in the respective categories of PP&E and Intangible assets.

	Stake in power output (%)	Average annual depreciation rate (%)	Dec. 31, 2024	Dec. 31, 2023
In service
Queimado power plant	82.5	3.94	220	220
Accumulated depreciation			(150)	(142)
Total operation			70	78

In progress
Queimado power plant	82.5	-	8	2
Total construction			8	2
Total construction			78	80

ANNUAL REPORT AND FORM 20-F | 2024	F-77

Accounting policy

Property, plant and equipment are stated at the cost, including deemed cost, decommissioning costs and capitalized borrowing costs, less accumulated depreciation and impairment, if there is.

The relevant components of certain assets that are replaced over the economic useful life of the main asset are recognized separately and depreciated over the estimated period until their replacement. Periodic maintenance costs are recognized in the income statement as incurred.

Gains and losses resulting from the disposal of a property, plant and equipment, are measured as the difference between the net proceeds obtained from the sale and the asset’s book value and are recognized in the Statement of income when the asset is disposed of.

Estimations and judgments

Depreciation is calculated on the balance of property, plant and equipment in service and investments in consortia, by the straight-line method, using the rates that reflect the estimated useful life of the assets, for assets related to energy activities, limited in certain circumstances to the periods of the related concession contracts.

Impairment

Management assesses at the end of each reporting period, whether there have been events or changes in the economic, operational or technological circumstances of its assets or Cash Generating Units (CGUs) that may indicate deterioration or loss of their recoverable value. The Company considers the generation and transmission assets held by Cemig GT to be two separate cash-generating units, and the distribution assets held by Cemig D to be a single cash-generating unit. The other assets are analyzed individually.

If there are indications of impairment, the Company estimates the recoverable value of the asset or CGU and, if the net book value exceeds the recoverable value, the impairment loss is recognized by adjusting the net book value to the recoverable value. In this case, the recoverable amount of an asset or a certain cash-generating unit is defined as the higher of its value in use and its net selling price.

ANNUAL REPORT AND FORM 20-F | 2024	F-78

16.     INTANGIBLE ASSETS

		Dec. 31, 2024			Dec. 31, 2023
	Historical cost	Accumulated amortization	Net value	Historical cost	Accumulated amortization	Net value
In service
Useful life defined
Temporary easements	15	(8)	7	15	(7)	8
Onerous concession	14	(11)	3	14	(10)	4
Assets of concession	27,594	(11,766)	15,828	25,217	(10,933)	14,284
Assets of concession - GSF	1,031	(467)	564	1,031	(334)	697
Others	174	(90)	84	139	(79)	60
	28,828	(12,342)	16,486	26,416	(11,363)	15,053
In progress	320	-	320	196	-	196
Net intangible assets	29,148	(12,342)	16,806	26,612	(11,363)	15,249

Changes in Intangible assets are as follow:

	Dec. 31, 2023	Additions	Disposals	Amortization	Transfers (1)	Dec. 31, 2024
In service
Useful life defined
Temporary easements	8	-	-	(1)	-	7
Onerous concession	4	-	-	(1)	-	3
Assets of concession	14,284	24	(62)	(1,000)	2,582	15,828
Assets of concession - GSF	697	-	-	(133)	-	564
Others	60	10	-	(11)	25	84
	15,053	34	(62)	(1,146)	2,607	16,486
In progress	196	214	-	-	(90)	320
Net intangible assets	15,249	248	(62)	(1,146)	2,517	16,806

(1)	The transfers were made between concession contract assets to Intangible assets: in 2024 of R$2,517 (R$1,590 in 2023).

	Dec. 31, 2022	Additions	Disposals	Amortization	Transfers (1)	Dec. 31, 2023
In service
Useful life defined
Temporary easements	9	-	-	(1)	-	8
Onerous concession	4	-	-	-	-	4
Assets of concession	13,555	3	(81	(914)	1,721	14,284
Assets of concession - GSF	832	-	-	(135)	-	697
Others	15	26	(10)	(5)	34	60
	14,415	29	(91)	(1,055)	1,755	15,053
In progress	206	158	(3)	-	(165)	196
Net intangible assets	14,621	187	(94)	(1,055)	1,590	15,249

(1)	The transfers were made between concession contract assets to Intangible assets: R$1,590 in 2023 (R$2,448 in 2022).

ANNUAL REPORT AND FORM 20-F | 2024	F-79

	Dec. 31, 2021	Additions	Disposals	Amortization	Transfers (1)	Dec. 31, 2022
In service
Useful life defined
Temporary easements	10	-	-	(1)	-	9
Onerous concession	5	-	-	(1)	-	4
Assets of concession	11,807	-	(57)	(817)	2,622	13,555
Assets of concession - GSF	966	-	-	(134)	-	832
Other	4	13	-	(3)	1	15
	12,792	13	(57)	(956)	2,623	14,415
In progress	161	106	-	-	(61)	206
Net intangible assets	12,953	119	(57)	(956)	2,562	14,621

(1)	The main transfers were made between concession contract assets to Intangible assets: in 2022 of R$2,448.

Concession assets

The energy and gas distribution infrastructure assets already in service and that will be fully amortized during the concession term are recorded as intangible assets. Assets linked to the infrastructure of the concession that are still under construction are posted initially as contract assets, as detailed in Note 13.

The main amortization rates are as follows:

Energy	(%)	Administration	(%)
System cable - below 69 KV	6.67	Software	20.00
System cable - below 69 KV	3.57	Vehicles	14.29
Structure - Posts	3.57	General equipment	6.25
Overhead distribution transformer	4.00	Buildings	3.33
Circuit breaker - up to 69 kV	3.03
Capacitor bank - up to 69 kV	6.67
Voltage regulator - up to 69 kV	4.35

Gas	(%)	Administration	(%)
Tubing	3.33	Software	20.00
Buildings, works and improvements	4.00	Vehicles	20.00
Improvements in leased properties	10.00	Data processing equipment	20.00
Machinery and equipment	5.00 to 20.00	Furniture	10.00

The annual average amortization rate is 4.03% and by segment is follows:

Hydroelectric Generation	Wind Power Generation	Gas	Distribution	Administration
20.75%	5.78%	3.41%	3.92%	15.69%

Under the regulations of the energy segment, property, plant and equipment used in the distribution concession are linked to these services, and cannot be withdrawn, disposed of, assigned or provided in guarantee without the prior express authorization of the Grantor.

ANNUAL REPORT AND FORM 20-F | 2024	F-80

Renegotiation of hydrological risk – Generation Scaling Factor - GSF

ReH 2,919/2021 ratified the amounts of the right to compensation for the São Simão, Jaguara, Miranda and Volta Grande plants, which were owned by the Company during the period indicated in Law 14,052/2020 for compensation, but this Law does not specify how this will be carried out in the event of the absence of debts with the Union related to the concession regime determined in the Law. The amounts calculated are:

Plant re-offered for tender	Amount
São Simão	783
Miranda	146
Jaguara	237
Volta Grande	157
Total	1,323

On December 21, 2023, the Company sent correspondence to the Ministry of Mines and Energy, requesting recognition of the absence of a mechanism for compensation, in the hypothesis mentioned above, as well as the updating of the amounts contained in ReH No. 2,919/2021 and their conversion into an agreement to extend the terms of certain power plants under the Company's concession, under the terms of Law No. 14,052/2020.

Considering that there is no legal provision on how to compensate for non-hydrological risks and the Company's right depends on the occurrence of uncertain future events, which are not entirely under its control, the contingent assets relating to the plants listed in the table above were not recognized.

Operating licenses

In compliance with the legal determinations contained in Copam Normative Decision 217/2017, the company's power plants and its subsidiaries have been going through the process of obtaining and renewing operating licenses.

The following facilities have obtained operating licenses: HPP Irapé, HPP Salto Grande, EOL Volta do Rio and HPP Pai Joaquim. Expenditure on environmental conditions, related to legal and regulatory requirements after the start-up of the projects, was estimated and recognized against intangible assets. The estimated costs of environmental conditions were brought to present value considering the incremental rate, taking into account the term of up to 10 years of the operating licenses, the period in which the asset will be amortized.

Accounting policy

These mainly include assets relating to the service concession contracts described above and software. They are measured at total acquisition cost, less amortization expenses and accumulated impairment losses, when applicable.

Any gain or loss resulting from the derecognition of intangible assets, corresponding to the difference between their book value and the net sale value, is recognized in the income statement, in “Other expenses”.

Energy and gas distribution activity

The portion of the concession assets that will be fully amortized during the concession is classified as an intangible asset and amortized over the term of the concession contract, as provided for in IFRIC 12.

Onerous concessions

The information about onerous concessions are disclosed in explanatory note 2.

ANNUAL REPORT AND FORM 20-F | 2024	F-81

Estimations and judgments

The annual amortization rates take into account the expected useful life of the assets and reflect their expected consumption pattern and are reviewed annually by Management.

The Company and its subsidiaries have not identified any indications of impairment of their intangible assets.

Renegotiation of hydrological risk – Generation Scaling Factor - GSF

Under the terms of Law 13.203/2015 and subsequent amendments, the hydrological risk was renegotiated, establishing the right to reimbursement for the costs incurred with the GSF, assumed by the owners of the hydroelectric plants participating in the Energy Reallocation Mechanism (Mecanimos de Realocação de Energia, or ‘MRE’) between 2012 and 2017.

The procedure adopted by Aneel for this compensation was to extend the grant periods for these plants. The company therefore recognized an intangible asset representing this right to extend the concessions.

On initial recognition, the fair value of the right to extend the concession was estimated individually for each plant, using the revenue approach, which converts future values into a single current value, discounted by the rate of return approved by Management for the energy generation activity, reflecting current market expectations in relation to future values.

The useful life of the assets that make up property, plant and equipment and intangible assets has been adjusted to the new remaining term of the concession, i.e. the term of the extension of the right to grant the concession has been added to the originally agreed term. Thus, amortization is carried out using the straight-line method until the end of the new concession term.

Impairment

For assets with a defined useful life, if there are indications of impairment, the Company estimates the recoverable value of the asset or CGU and, if the net book value exceeds the recoverable value, an impairment loss is recognized, adjusting the net book value to the recoverable value. In this case, the recoverable amount of an asset or a certain cash-generating unit is defined as the higher of its value in use and its net selling price.

ANNUAL REPORT AND FORM 20-F | 2024	F-82

17.             LEASING

The Company recognized a right of use and a lease liability for the following contracts which contain a lease in accordance with IFRS 16:

•         Leasing of commercial real estate used for serving consumers;

•         Leasing of building used as administrative headquarter;

•         Leasing of commercial vehicles used in operations;

•         Leasing of land for the implementation and operation of photovoltaic generation plants.

The discount rates were obtained based on incremental borrowing rate, as follows:

Incremental borrowing rate	Annual rate (%)	Monthly rate (%)
Contracts entered – 2023 (1)
Up to seven years	6.82	0.55
Eight to nine years	6.90	0.56
Ten to twelve years	6.99	0.57
Thirteen to twenty-two years	7.19	0.58

Contracts entered – 2024 (1)
Up to five years	6.78	0.55
Six to eleven years	6.68	0.56
Sixteen to thirty years	6.73	0.57

(1)	Monthly the Company calculates the addition to the rate to be applied to the new contracts. For the purposes of publication, these are presented at the average rates used.

a)    Right of use assets

The right-of-use assets were valued at cost, corresponding to the amount of the initial measurement of the lease liabilities, adjusted by its remeasurements, and amortized on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

Changes in the right of use asset are as follows:

	Real estate property	Vehicles	Total
Balances at December 31, 2022	214	115	329
Amortization (1)	(12)	(37)	(49)
Right of use acquired in a business combination	8	-	8
Disposals (contracts terminated)	(8)	(5)	(13)
Addition	31	24	55
Remeasurement (2)	13	55	68
Balances at December 31, 2023	246	152	398
Amortization (1)	(15)	(43)	(58)
Business combination adjustment	1	-	1
Disposals (contracts terminated)	(7)	(4)	(11)
Addition	31	8	39
Remeasurement (2)	8	10	18
Balances at December 31, 2024	264	123	387

(1)

Amortization of the Right of Use recognized in the Statement of income is net of use of the credits of PIS/Pasep and Cofins taxes on payments of rentals, a total R$0.835 in 2024 (R$0.719 in 2023). The weighted average annual amortization rates are 6.18% for real estate and 35.95% for vehicles.

(2)	The Company has identified events giving rise to revaluation and modifications of their principal contracts. The leasing liabilities are restated with adjustment to the asset of Right of Use.

ANNUAL REPORT AND FORM 20-F | 2024	F-83

b)   Leasing liabilities

The liability for leasing agreements is measured at the present value of lease payments to be made over the lease term, discounted at the Company’s incremental borrowing rate. The liability carrying amount is remeasured to reflect leases modifications.

The changes in the lease liabilities are as follows:

Balances at December 31, 2022	354
Addition	55
Lease liability received in the business combination	3
Accrued interest	38
Payment of principal portion of lease liability	(67)
Payment of interest	(5)
Disposals (contracts terminated)	(13)
Remeasurement (2)	68
Balances at December 31, 2023	433
Addition	39
Accrued interest (1)	28
Payment of principal portion of lease liability	(72)
Payment of interest	(6)
Disposals (contracts terminated)	(11)
Remeasurement (2)	18
Balances at December 31, 2024	429
Current liabilities	79
Non-current liabilities	350

(1)

Financial expenses recognized in the Statement of income are net of incorporation of the credits for PIS/Pasep and Cofins taxes on payments of rentals, in the amounts of R$1 in 2024 (R$2 on December 31, 2023).

(2)	The Company identified events that give rise to restatement and modifications of their principal contracts; the leasing liability was remeasured with an adjustment to the asset of Right of Use.

Additions and settled in leases are non-cash transactions, and therefore are not reflected in the Statements of Cash Flows.

ANNUAL REPORT AND FORM 20-F | 2024	F-84

The potential right to recovery of PIS/Pasep and Cofins taxes embedded in the leasing consideration, according to the periods specified for payment, is as follows:

Cash flow	Nominal	Adjusted to present value
Consideration for the leasing	659	429
Potential PIS/Pasep and Cofins (9.25%)	36	21

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

The cash flows of the leasing contracts are, in their majority, updated by the IPCA inflation index, annually. Below is an analysis of maturity of lease contracts:

2025	78
2026	88
2027	65
2028	28
2029	25
2030 at 2048	376
Undiscounted values	660
Embedded interest	(231)
Lease liabilities	429

Accounting policy

The Company recognizes a right-of-use asset and a leasing liability on the lease start date, that is, on the date on which the asset is available for use.

Right of use assets

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

ANNUAL REPORT AND FORM 20-F | 2024	F-85

Estimations and judgments

For lease liability and right of use measuring and remeasuring, the Company used the technique of discounted cash flow, without considering projected future inflation in the flows to be discounted, as per the prohibition imposed by IFRS 16.

Right of use assets

Right-of-use assets are amortized on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. During the lease period, the Company’s intention in relation to options to renew is taken into account.

If ownership of the leased asset transfers to the Company at the end of the lease term or the cost reflects the exercise of a purchase option, amortization is calculated using the estimated useful life of the asset.

Lease liabilities

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. The incremental rate is estimated taking corporate funding rates as a starting point, representing the interest rate that the Company would pay to obtain a loan for a similar period, and with similar guarantee/s, of the funds necessary to acquire an asset with similar value to the right-of-use asset in a similar economic environment.

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

The Company recognize separately the expenses of interest on the leasing liability and the expense of depreciation of the asset of the right to use.

18.             SUPPLIERS

	Dec. 31, 2024	Dec. 31, 2023
Energy purchased for resale	1,176	1,250
Energy on spot market – CCEE	199	135
Charges for use of energy network	240	246
Itaipu Binacional	210	240
Gas purchased for resale	216	204
Materials and services	911	942
	2,952	3,017

The exposure of the Company and its subsidiaries to exchange rate and liquidity risks related to suppliers is disclosed in note 30.

ANNUAL REPORT AND FORM 20-F | 2024	F-86

19.             TAXES PAYABLE AND AMOUNTS TO BE REFUNDED TO CUSTOMERS

	Dec. 31, 2024	Dec. 31, 2023
Current
ICMS	146	113
Cofins (1)	278	225
PIS/Pasep (1)	61	49
INSS	59	54
Others (2)	181	203
	725	644
Non-current
Cofins (1)	407	297
PIS/Pasep (1)	89	65
	496	362
	1,221	1,006
Amounts to be refunded to consumers
Current
PIS/Pasep and Cofins	185	513
ICMS (3)	341	341
Non-current
PIS/Pasep and Cofins	166	664
	692	1,518

(1)

PIS/Pasep and Cofins recorded in current liabilities include the deferral on the financial remuneration of the contract asset and on the construction and improvement revenues linked to the transmission contracts. For more information, see Note 15.

(2)	This includes the retention, at source, of income tax on the Interest on Equity declared. This tax was paid in the subsequent month, in accordance with the tax legislation. More details in note 25.
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

The amounts of PIS/Pasep and Cofins to be refunded to consumers by Cemig D and Gasmig due to the exclusion of ICMS from the calculation basis of these contributions represent the amounts of R$209 (R$1,014 on December 31, 2023) and R$143 (R$163 on December 31, 2023, respectively. The criteria for refunding Gasmig's PIS/Pasep and Cofins credits to consumers will still be the subject of discussions with the Minas Gerais Development Secretariat.

ANNUAL REPORT AND FORM 20-F | 2024	F-87

Movement of amounts to be refunded to consumers

Balances on December 31, 2021	3,023
ICMS to be refunded	341
Consumers refunds	(2,360)
Additional tax credits - Law 14.385/2022	1,419
Financial adjustments - Selic	881
Balances on December 31, 2022	3,304
Consumers refunds	(1,909)
Federal Revenue Inspection	(67)
Financial adjustments - Selic	190
Balances on December 31, 2023	1,518
Consumers refunds	(513)
Reversal of amounts to be refunded to consumers	(411)
Financial adjustments - Selic	65
Others	33
Balances on December 31, 2024	692

In May 2024, R$411 was written down from the total of ‘Amounts to be repaid to consumers’, payable to consumers as a result of the legal action, with counterpart in Finance income (expenses). That balance was being repaid to consumers through the tariff reviews. This write-down arises from the estimated amount of financial updating that had been posted by Cemig D for this liability being higher than under the criterion finally used by Aneel. These criteria were only finally known at completion of the return of the amounts in the last Annual Tariff Adjustment, on May 28, 2024. The criterion adopted by Aneel to update the liability used a procedure similar to that adopted to update the ‘Other financial components” in the Tariff Adjustment calculation.

ANNUAL REPORT AND FORM 20-F | 2024	F-88

20.             LOANS AND DEBENTURES

Financing source	Principal maturity	Annual financial cost	Currency	Dec. 31, 2024			Dec. 31, 2023
				Current	Non-current	Total	Current	Non-current	Total
FOREING CURRENCY
Eurobonds (1)	2024	9.25%	U$$	-	-	-	1,857	-	1,857
(-) Transaction costs				-	-	-	(1)		(1)
(±) Interest paid in advance (2)				-	-	-	(2)		(2)
Total of loans				-	-	-	1,854		1,854
BRAZILIAN CURRENCY
Debentures - 3rd Issue - 3rd Series (3)	2025	IPCA + 5.10%	R$	334	-	334	331	304	635
Debentures - 7th Issue - 1st Series (3)	2024	CDI + 0.45%	R$	-	-	-	271	-	271
Debentures - 7th Issue - 2nd Series (3)	2026	IPCA + 4.10%	R$	1,026	1,023	2,049	3	1,945	1,948
Debentures - 8th Issue - 1st Series (3)	2027	CDI + 1.35%	R$	3	500	503	2	500	502
Debentures - 8th Issue - 2nd Series (3)	2029	IPCA + 6.10%	R$	1	556	557	1	529	530
Debentures - 9th Issue - Single series	2026	CDI + 2.05%	R$	1,030	1,000	2,030	32	2,000	2,032
Debentures - 10th Issue - 1st Series (3)	2029	CDI + 0.80%	R$	17	400	417	-	-	-
Debentures - 10th Issue - 2nd Series (3)	2034	IPCA + 6.15%	R$	38	1,659	1,697	-	-	-
Debentures - 11th Issue - 1st Series (3)	2031	CDI + 0.55%	R$	29	1,000	1,029	-	-	-
Debentures - 11th Issue - 2nd Series (3)	2036	IPCA + 6.58%	R$	25	1,528	1,553	-	-	-
Debentures - 8th Issue - Single series (4)	2031	IPCA + 5.27%	R$	146	880	1,026	134	958	1,092
Debentures - 9th Issue - Single series (4)	2029	CDI + 0.47%	R$	-	200	200	-	-	-
Debentures - 9th Issue - 1st Series (1)	2027	CDI + 1.33%	R$	237	467	704	3	700	703
Debentures - 9th Issue - 2nd Series (1)	2029	IPCA + 7.63%	R$	1	331	332	1	315	316
(-) Discount on the issuance of debentures (5)				(3)	(3)	(6)	-	(9)	(9)
(-) Transaction costs				(7)	(138)	(145)	(2)	(41)	(43)
Total, debentures				2,877	9,403	12,280	776	7,201	7,977
Total				2,877	9,403	12,280	2,630	7,201	9,831

(1)	Cemig Geração e Transmissão;
(2)	Advance of funds to achieve the yield to maturity agreed in the Eurobonds contract;
(3)	Cemig Distribuição;
(4)	Debentures issued by Gasmig.
(5)	Discount on the sale price of the 2nd series of the Seventh issue of Cemig Distribuição.

The debentures issued by the subsidiaries are non-convertible, there are no agreements for renegotiation, nor debentures held in treasury.

The nominal and real costs of the Company's debt are 12.64% p.a. and 7.66% p.a. on December 31, 2024, respectively, and 11.98% p.a. and 6.65% p.a. on December 31, 2023, respectively.

ANNUAL REPORT AND FORM 20-F | 2024	F-89

a)             Settlement of Eurobonds

In December 2017 and July 2018, funds were raised outside Brazil by issuance of Eurobonds, in the amounts of US$1 billion and US$500 million, respectively, with six-monthly payments of interest, and settlement of the principal in December 2024. At the same time, for protection against exchange rate variation, a hedge transaction was contracted through a combination of derivatives. Over the period from 2021 through 2023, Cemig GT executed repurchases, for a total amount of US$1,119 million.

Cemig GT settled its debt securities issued in the international market (‘the Eurobonds’) on December 5, 2024, in accordance with their maturity date. The net effect on the Company’s cash position was R$1,866, comprising the payment of R$2,309 (US$381 million, at the exchange rate of US$1=R$6.0585), less the effect of R$443 arising under the hedge transaction.

b)        Debentures issues

On September 27, 2024, Cemig D concluded the financial settlement of its 11th debenture issue, in two series, with a surety guarantee from Cemig. 2.5 million debentures were issued, characterized as ‘sustainable ESG debentures’, with total value of 2.5 billion Reais, which were subscribed as follows:

Series	Quantity	Amount	Remuneration	Maturity	Amortization
First Series	1,000,000	R$1,000,000	CDI + 0.55%	7 years	72 th e 84 th months
Second Series	1,500,000	R$1,500,000	IPCA + 6.5769%	12 years	132 th e 144 th months

	Entry Date	Principal maturity	Annual financial cost	Value

BRAZILIAN CURRENCY
Debentures – 11th Issue – 1st Series	September, 2024	2031	CDI + 0.55%	1,000
Debentures – 11th Issue – 2nd Series	September, 2024	2036	IPCA + 6.5769%	1,500
(-) Transaction costs				(64)
Total				2,436

ANNUAL REPORT AND FORM 20-F | 2024	F-90

Gasmig’s 9th debenture issue

Gasmig concluded the financial settlement of this 9th issue of debentures, in a single series, on December 27, 2024. The issue was of 200 thousand debentures, with nominal unit value of one thousand Reais, for a total of R$200, as follows:

Series	Quantity	Amount	Remuneration	Maturity	Amortization
Single	200,000	R$200	CDI + 0.47%	5 years	36 th , 48 th e 60 th months

Financing source	Entry Date	Principal maturity	Annual financial cost	Value

BRAZILIAN CURRENCY
Debentures – 9th Issue – Single Series	December, 2024	2029	CDI + 0.47%	200
Total				200

We note, additionally, that Fitch Ratings allocates a credit risk of AA+(bra) to this Issues.

c)         Guarantees

The guarantees of the debt balance on loans and debentures, on December 31, 2024, were as follows:

Dec. 31, 2024
Promissory notes and sureties	334
Guarantee and receivables	2,042
Sureties	8,694
Unsecured	1,210
Total	12,280

d)             Composition and consolidated changes on loans and debentures

The company's debt has an average repayment period of 2.8 years. The consolidated breakdown of loans and debentures, by currency and index, considering their maturities, is as follows:

	2025	2026	2027	2028	2029	2030 onwards	Total
Index
IPCA (1)	1,571	1,155	139	423	761	3,498	7,547
CDI (2)	1,315	1,233	800	300	233	1,000	4,881
Total by index	2,886	2,388	939	723	994	4,498	12,428
(-) Transaction costs	(7)	(7)	(4)	(11)	(12)	(105)	(146)
(-) Discount	(3)	-	(3)	-	-	-	(6)
Overall total	2,876	2,381	932	712	982	4,393	12,276

(1)	Expanded National Customer Price (IPCA) Index.
(2)	CDI: Interbank Rate for Certificates of Deposit.

ANNUAL REPORT AND FORM 20-F | 2024	F-91

The index used for monetary updating of Loans and debentures had the following variations:

Indexer	Accumulated change on 2024 (%)	Accumulated change on 2023 (%)
IPCA	4.83	4.62
CDI	10.83	13.04

The changes in loans and debentures are as follows:

Balance at December 31, 2021	11,364
Loans and financing obtained	2,000
Transaction costs	(19)
Financing obtained, net	1,981
Monetary variation	167
Exchange rate variation	(338)
Accrued financial charges	975
Premium on repurchase of debt securities (Eurobonds)	47
Amortization of transaction cost	7
Financial charges paid	(1,010)
Amortization of financing	(2,613)
Balance at December 31, 2022	10,580
Loans and financing obtained	2,000
Transaction costs	(12)
Financing obtained, net	1,988
Monetary variation	148
Exchange rate variation	(277)
Accrued financial charges	1,083
Amortization of transaction cost	14
Financial charges paid	(1,026)
Amortization of financing	(2,679)
Balance at December 31, 2023	9,831
Loans and financing obtained	4,700
Transaction costs	(118)
Financing obtained, net	4,582
Monetary variation	248
Exchange rate variation	464
Accrued financial charges	1,066
Amortization of transaction cost	20
Financial charges paid	(956)
Amortization of financing	(2,975)
Balance at December 31, 2024	12,280

ANNUAL REPORT AND FORM 20-F | 2024	F-92

e)                   Borrowing costs, capitalized

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

The subsidiaries CEMIG D and Gasmig considered the costs of loans and debentures linked to construction in progress as construction costs of intangible and concession contract assets, as follows:

	2024	2023	2022
Costs of loans and financing	1,066	1,083	975
Financing costs on intangible assets and contract assets (1)	(77)	(70)	(47)
Net effect in Profit or loss	989	1,013	928

(1)	The average capitalization rate in 2024 was 11.13% (11.75% in 2023).

The amounts of the capitalized borrowing costs have been excluded from the statement of cash flows, in the additions to cash flow of investment activities, as they do not represent an outflow of cash for acquisition of the related asset.

f)          Restrictive covenants

There are early maturity clauses for cross-default in the event of non-payment by CEMIG GT or by the Company, of any pecuniary obligation with individual or aggregate value greater than R$50 (‘cross default’).

The Company has contracts with financial covenants as follows:

Title - Security	Covenant	Ratio required - Issuer	Ratio required CEMIG (guarantor)	Compliance required
8th Debentures Issuance Gasmig	Ebitda/Debt servicing Net debt / Ebitda (2)	1.3 or more 3.0 or less	-	Annual Annual
9th Debentures Issuance Gasmig	Ebitda/Net financial income 'Net debt / Ebitda	1.3 or more 3.0 or less	-	Annual
9th Debenture Issue CEMIG GT (3)	Net debt / Adjusted Ebitda (1)	3.5 or less	3.0 from Dec. 31, 2022 to June 30, 2026 and 3.5 from Dec. 31, 2026 onwards	Semi-annual and annual
7th and 8th Debentures Issuance CEMIG D	Net debt / Adjusted Ebitda (1)	3.5 or less	3.0 or less	Semi-annual and annual
9th Debentures Issuance CEMIG D	Net debt / Ebitda	3.5 or less	3.0 or less	Semi-annual and annual
10th Debentures Issue CEMIG D	Net debt / Ebitda	3.5 or less from June 30, 2024 to June 30, 2029 4.0 or less from June 30, 2029 onwards	3.0 or less up to June 30, 2026 3.5 or less from July 1, 2026 to June 30, 2029 4.0 or less from June 30, 2029 onwards	Semi-annual and annual
11th Debentures Issue CEMIG D	Net debt / Ebitda	3.5 or less from December 31, 2024 to June 30, 2029 4.0 or less from June 30, 2029 onwards	3.0 or less up to June 30, 2026 3.5 or less from July 1, 2026 to June 30, 2029 4.0 or less from June 30, 2029 onwards	Semi-annual and annual

ANNUAL REPORT AND FORM 20-F | 2024	F-93

(1)

Adjusted Ebitda corresponds to earnings before interest, income taxes and social contribution on net income, depreciation and amortization, calculated in accordance with CVM Resolution 156, dated June 23, 2022, from which non-operating income, any credits and non-cash gains that increase net income are subtracted, to the extent that they are non-recurring, and any cash payments made on a consolidated basis during such period in respect of non-cash charges that were added back in the determination of Ebitda in any prior period, and increased by non-cash expenses and non-cash charges, to the extent that they are non-recurring.

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

Management monitored these covenants to ensure that the conditions outlined in the table above were met, and confirmed that the Company was in compliance with those as of December 31, 2024.

Linked funds under a debenture issue

On December 31, 2024, the company had a balance of R$235 relating to restricted funds (R$31 on December 31, 2023). This growth is essentially associated with Cemig D's 7th issue of debentures.

Under a Fiduciary Assignment contract of its seventh debenture issue, Cemig D is required to retain, monthly, in a linked account, during the six months prior to maturity of each installment, an amount equal to 1/6 of the projected value of the installment, on average R$181.

These guarantee deposits began in December 31, 2024, and at December 31, 2024 the amount held totaled R$185.

In the Financial Statements for 2024, the total of tied funds is shown under a specific heading in the Balance Sheet. In order to maintain comparability, the balance as of December 31, 2023, which was presented under “Other” in the Balance Sheet, has been highlighted on a specific line.

ANNUAL REPORT AND FORM 20-F | 2024	F-94

21.             REGULATORY CHARGES

	Dec. 31, 2024	Dec. 31, 2023
Liabilities
Global Reversion Reserve (RGR)	28	28
Energy Development Account (CDE)	76	133
Grantor inspection fee – Aneel	4	3
Energy Efficiency Program	188	187
Research and development (R&D)	146	150
Energy System Expansion Research	5	5
National Scientific and Technological Development Fund	10	9
Proinfa – Alternative Energy Program	9	9
Royalties for use of water resources	12	11
Emergency capacity charge	26	26
CDE on R&D (1)	3	3
CDE on EEP	5	8
Others	4	5
	516	577

Current liabilities	344	487
Non-current liabilities	172	90

(1)

As per Aneel Dispatch 3,056 of October 9, 2024, the monthly installments of Cemig D’s charges related to the Covid and Water Scarcity accounts of the CDE (Conta de Desenvolvimento Energético) are no longer charged, since both accounts have been fully paid.

(2)

The Energy Efficiency Program (PEE) aims to promote the efficient use of electricity in all sectors of the economy. To this end, concessionaires and permit holders of public energy distribution services are obliged to invest an annual amount of their net revenue in research and development in the electricity sector.

a)      Research, development and innovation

Every year, energy distribution, generation and transmission concessionaires and permit holders must allocate 1% of their regulatory net operating revenue to research, development and innovation projects in the energy sector.

The movement of balances is as follows:

	Dec. 31, 2023	Additions	Expenses	Investments	Monetary updating	Dec. 31, 2024
FNDCT	9	48	(47)	-	-	10
MME	5	24	(24)	-	-	5
R&D (1)	150	36	-	(56)	16	146
Total	164	108	(71)	(56)	16	161

	Consolidated
	Dec. 31, 2022	Additions	Expenses	Investments	Monetary updating	Dec. 31, 2023
FNDCT	8	63	(62)	-	-	9
MME	4	32	(31)	-	-	5
R&D (1)	126	40	-	(32)	16	150
Total	138	135	(93)	(32)	16	164

(1)	The changes in R&D are presented net of services in progress, which amounted to R$3 on December 31, 2024 and R$6 on December 31, 2022.

ANNUAL REPORT AND FORM 20-F | 2024	F-95

22.             ACCOUNTS PAYABLE RELATED TO ENERGY GENERATED BY CONSUMERS

The Electricity Compensation System (Sistema de Compensação de Energia Elétrica – SCEE) was implemented in 2012 by Aneel Normative Resolution 482, which aimed to encourage renewable energy generation. The SCEE allows the energy injected by consumers from micro-generation or mini-distributed generation to be provided to the local distributor as a free loan – which is then offset against the customer’s own consumption.

The balance of the obligation represents the volume of energy to be offset, measured at the electricity distribution tariff in force at the time.

On December 31, 2024, the amount posted in Current liabilities was R$1,252 (R$705 on December 31, 2023). This increase is mainly due to the increase in the number of generating facilities (301,804 in December 2024, compared to 249,241 in December 2023) and the increase in the amount of energy injected (6,108 GWh in 2024, compared to 4,720 GWh in 2023).

23.    POST-EMPLOYMENT OBLIGATIONS

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

Cemig GT and Cemig D, independently of the plans made available by Forluz, also maintain contributions to the Integrated Pro-Saúde Plan (Plano Prosaúde Integrado – PSI) and the Dental Plan (Plano Odontológico – POD) for the employees, retirees and dependents, managed by Cemig Saúde.

Integrated Prosaúde Plan (PSI): This is a health plan for active and retired employees and their dependents, managed by Cemig Saúde, which provides outpatient and hospital care, including obstetric care, in an accredited network with nationwide reach. The coverage is mainly executed by the Benchmark Healthcare Program (Programa de Referência de Assistência à Saúde – PRAS). There are also reimbursements of medical expenses through the Special Guarantees Program (PTE) and the Complementary Healthcare Fund (FCAS).

Dental Program (POD): This dental plan is offered by the Company to active and retired employees and their dependents, with nationwide coverage, managed by Cemig Saúde in partnership with Odontoprev.

ANNUAL REPORT AND FORM 20-F | 2024	F-96

Actuarial obligations and recognition in the financial statements

On this Note the Company discloses its obligations and expenses incurred for purposes of the Retirement Plan, Health Plan, Dental Plan and the Life Insurance Plan in accordance with the terms of IAS 19 - Employee Benefits, and the independent actuarial opinion issued as of December 31, 2024.

Agreement to cover the deficit on Forluz Pension Plan ‘A’

Forluz and the sponsors CEMIG, CEMIG GT and CEMIG D have signed a Debt Assumption Instrument to cover the deficit of Plan A for the years of 2015, 2016 and 2017.

The monthly amortizations, calculated by the constant installments system (Price Table), will be paid up to 2031 for the 2015 and 2016 deficits, in the amount of R$323, and up to 2033 for the 2017 deficit, in the amount of R$171. Remuneratory interest applicable to the outstanding balance is 6% p.y., plus the effect of the IPCA. If the plan reaches actuarial surplus before the full period of amortization of the debt, the Company will not be required to pay the remaining installments and the contract will be extinguished.

On December 31, 2024 the total amount payable by Cemig and its subsidiaries as a result of the Plan A deficits was R$494 (R$545 on December 31, 2023 referring to the Plan A deficits of 2015, 2016 and 2017).

Forluz consignment deposits

In accordance with the specific legislation, Forluz sent Cemig a proposal to enter into new Private Debt Assumption Instruments between Forluz and the sponsors Cemig, Cemig GT and Cemig D, according to the settlement plan to cover the deficit of Forluz's Plan A in 2019, 2020 and 2021. In the case of deficit settlements, if the plan reaches actuarial balance before the full amortization period of the contract, the Company would be exempt from paying the remaining installments and the contract would be extinguished.

The Company, recognizing its legal obligation with regard to the Plan A deficit, corresponding to 50% of the minimum amount, respecting the rule of contributory parity, makes consignment payments into a judicial deposit account, which are available to Forluz to be redeemed at any time at the official bank. The deposits are constituted monthly by the amount of 50% of the installment of each of the 2019, 2020 and 2021 Deficit Equalizations, as follows:

	Deficit of pension fund 2019	Deficit of pension fund 2020	Deficit of pension fund 2021
Start of consignment	May, 2021	April, 2022	In process
Total amount requested by Forluz	R$160	R$252	R$670
Amount considering contribution parity	R$80	R$126	R$335
Number of parcels	166	158	159
Remuneratory interest	IPCA + 6%	IPCA + 5.7%	IPCA + 5.51%
Balance deposited on December 31, 2024	R$38	R$42	R$56

Forluz sent the Company new equalization plans which are being assessed by Management, referring to the 2022 and 2023 actuarial deficits of the Salted Pension Benefits Plan - Plan A. The minimum amount of the accumulated deficits for equalization is R$1,207, of which the Company has been making consignment payments for the 2019, 2020 and 2021 deficits.

ANNUAL REPORT AND FORM 20-F | 2024	F-97

Forluz, due to (i) the non-execution of the Debt Assumption Agreement to cover the minimum proposed amount in the plan for the actuarial deficit of Plan A in the years of 2019, 2020 and 2021, and (ii) the refusal of the Company's consignment payments. Forluz entered with a lawsuit, against sponsor Cemig D. The Company is applying for the courts to approve the request for compliance with the contracting of the debt to cover the total amount of the deficit of Plan A. Judgment was given in favor of Forluz in the first instance decision by the Minas Gerais Appeal Court in 2022, in relation to the process of settlement of the deficit of 2019, but appeal lies for further dispute at higher instances of the Courts system. As a result, based on the assessments of its specialists, the Company has opted to maintain the assessment of chances of loss in the action as ‘possible’.

Debt with the pension fund (Forluz)

Debt installments agreed with Forluz, referring to past actuarial deficits, were settled on June 30, 2024. The installments were amortized monthly, calculated on the basis of the constant-installment method (the ‘Price Table’) and updated by the IPCA (National Consumer Price) inflation index issued by the IBGE (Brazilian Geography and Statistics Institute) plus 6% per year. This debt was paid regardless of whether there was a surplus in the Foundation, and the effects of monetary updating and interest were posted in the Income statement.

Actuarial information

	Pension plans and retirement supplement plans	Health plan	Dental plan	Dec. 31, 2024
Present value of obligations	10,501	2,559	45	13,105
Fair value of plan assets	(8,947)	-	-	(8,947)
Initial net liabilities	1,554	2,559	45	4,158
Adjustment to asset ceiling	148	-	-	148
Net liabilities in the statement of financial position	1,702	2,559	45	4,306

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

ANNUAL REPORT AND FORM 20-F | 2024	F-98

The changes in the present value of the defined benefit obligation

	Pension plans and retirement supplement plans	Health plan	Dental plan	Total
Defined-benefit obligation at December 31, 2021	12,026	3,469	66	15,561
Cost of current service	2	16	-	18
Past service cost (1)	(4)	-	-	(4)
Interest on actuarial obligation	1,224	361	7	1,592
Actuarial losses (gains):
Due to changes in demographic assumptions	(7)	(1)	-	(8)
Due to changes in financial assumptions	(857)	(305)	(6)	(1,168)
Due to adjustments based on experience	106	(20)	(3)	83
	(758)	(326)	(9)	(1,093)
Benefits paid	(1,086)	(206)	(4)	(1,296)
Defined-benefit obligation at December 31, 2022	11,404	3,314	60	14,778
Cost of current service	-	11	-	11
Past service cost (2)	-	(55)	(1)	(56)
Interest on actuarial obligation	1,276	370	7	1,653
Actuarial losses (gains):
Due to changes in demographic assumptions	-	26	1	27
Due to changes in financial assumptions	754	232	4	990
Due to adjustments based on experience	(125)	(673)	(14)	(812)
	629	(415)	(9)	205
Benefits paid	(1,093)	(218)	(4)	(1,315)
Defined-benefit obligation at December 31, 2023	12,216	3,007	53	15,276
Cost of current service	1	6	-	7
Interest on actuarial obligation	1,055	262	5	1,322
Actuarial losses (gains):
Due to changes in demographic assumptions	-	(1)	-	(1)
Due to changes in financial assumptions	(1,883)	(556)	(9)	(2,448)
Due to adjustments based on experience	232	38	(1)	269
	(1,651)	(519)	(10)	(2,180)
Benefits paid	(1,120)	(197)	(3)	(1,320)
Defined-benefit obligation at December 31, 2024	10,501	2,559	45	13,105

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

Changes in the fair values of the plan assets

Pension plans and retirement supplement plans
Fair value of the plan assets at December 31, 2021	9,378
Return on investments	633
Contributions from employer	272
Benefits paid	(1,085)
Fair value of the plan assets at December 31, 2022	9,198
Return on investments	1,464
Contributions from employer	313
Benefits paid	(1,093)
Fair value of the plan assets at December 31, 2023	9,882
Return on investments	(54)
Contributions from employer	239
Benefits paid	(1,120)
Fair value of the plan assets at December 31, 2024	8,947

ANNUAL REPORT AND FORM 20-F | 2024	F-99

Changes in net liabilities

	Pension plans and retirement supplement plans	Health plan	Dental plan	Total
Net liabilities at December 31, 2021	2,670	3,469	66	6,205
Expense recognized in Statement of income	285	378	7	670
Past service cost	(4)	-	-	(4)
Contributions paid	(272)	(206)	(4)	(482)
Actuarial gains (losses)	(361)	(327)	(8)	(696)
Net liabilities at December 31, 2022	2,318	3,314	61	5,693
Expense recognized in Statement of income	280	381	7	668
Past service cost	-	(55)	(1)	(56)
Contributions paid	(313)	(218)	(5)	(536)
Actuarial gains (losses)	72	(415)	(9)	(352)
Net liabilities at December 31, 2023	2,357	3,007	53	5,417
Expense recognized in Statement of income	214	269	5	488
Contributions paid	(239)	(197)	(4)	(440)
Actuarial gains (losses) (1)	(630)	(519)	(10)	(1,159)
Net liabilities at December 31, 2024	1,702	2,560	44	4,306

			Dec. 31, 2024	Dec. 31, 2023
Current liabilities			233	329
Non-current liabilities			4,073	5,088

(1)	The reduction of liabilities is, essentially, due to the changes in the actuarial assumptions used. There is more information below in this note.

Actuarial losses and gains, net of income tax and social contribution, do not involve cash and are therefore not reflected in the Cash Flow Statements.

Amounts recorded as current liabilities refer to contributions to be made by CEMIG and its subsidiaries in the next 12 months for the amortization of the actuarial liabilities.

The amounts reported as ‘Expense recognized in the Statement of income’ refer to the costs of post-employment obligations, that include the past service cost arising from the cancellation of the post-retirement life insurance obligation, totaling R$485 (R$591 on December 31, 2023), plus the finance expenses and monetary updating on the debt with Forluz, in the amounts of R$3 (R$20 on December 31, 2023).

The amounts recognized in 2024, 2023 and 2022 statement of income

	Pension plans and retirement supplement plans	Health plan	Dental plan	Total
Current service cost	1	6	-	7
Interest on the actuarial obligation	1,055	262	5	1,322
Expected return on the assets of the Plan	(842)	-	-	(842)
Expense in 2024	214	268	5	487

ANNUAL REPORT AND FORM 20-F | 2024	F-100

2023	Pension plans and retirement supplement plans	Health plan	Dental plan	Total
Current service cost	-	11	-	11
Past service cost	-	(55)	(1)	(56)
Interest on the actuarial obligation	1,276	370	7	1,653
Expected return on the assets of the Plan	(1,004)	-	-	(1,004)
Expense in 2023	272	326	6	604

	Pension plans and retirement supplement plans	Health plan	Dental plan	Total
Current service cost	2	16	-	18
Past service cost	(4)	-	-	(4)
Interest on the actuarial obligation	1,224	361	7	1,592
Expected return on the assets of the Plan	(941)	-	-	(941)
Expense in 2022	281	377	7	665

Estimates for the following year and sensitivity analysis

The independent actuary’s estimation for the expense to be recognized for 2025 is as follows:

	Pension plans and retirement supplement plans	Health plan	Dental plan	Total
Current service cost	1	4	-	5
Interest on the actuarial obligation	1,222	301	5	1,528
Expected return on the assets of the Plan	(1,012)	-	-	(1,012)
Expense in 2025 according to actuarial calculation	211	305	5	521

The expectation for payment of benefits for 2025 is as follows:

	Pension plans and retirement supplement plans	Health plan	Dental plan	Total
Estimated payment of benefits	1,158	210	4	1,372

The Company, CEMIG GT and CEMIG D have expectation of making contributions to the pension plan in 2025 of R$87 for amortization of the deficit of Plan A, and R$93 for the Defined Contribution Plan (recorded directly in the Statement of income for the year).

Below is a sensitivity analysis of the liabilities effect of changes in the main actuarial assumptions used to determine the defined-benefit obligation on December 31, 2024:

Effects on the defined-benefit obligation	Pension plans and retirement supplement plans	Health plan	Dental plan	Total
Reduction of one year in the mortality table	257	45	1	303
Increase of one year in the mortality table	(237)	(46)	(1)	(284)
Reduction of 1% in the discount rate	826	238	4	1,068
Increase of 1% in the discount rate	(719)	(219)	(4)	(942)

ANNUAL REPORT AND FORM 20-F | 2024	F-101

In the presentation of the sensitivity analysis, the present value of the defined-benefit obligation was calculated using the Projected Unit Credit method, the same method used to calculate the defined-benefit obligation recognized in the Statement of financial position.

The average maturity periods of the obligations of the benefit plans, in years, are as follows as of 2024:

Pension plans and retirement supplement plans
Plan A	Plan B	Health plan	Dental plan
8.68	10.71	10.60	10.60

The main categories of plan assets are as follows:

	2024	2023
Shares	1,076	1,339
Fixed income securities	6,560	7,475
Real estate property	479	440
Others	832	628
Total	8,947	9,882

The following assets measured at fair value, are related to the Company and are not considered plan assets. According to the requirement of the standards, the amount are presented for informational purposes:

	2024	2023
Non-convertible debentures issued by the Company	53	96
Shares issued by the Company	226	4
Real estate properties of the Foundation, occupied by the Company	3	275
	282	375

Main actuarial assumptions

	Pension plans and retirement supplement plans	Health plan and Dental plan	Pension plans and retirement supplement plans	Health plan and Dental plan
Annual discount rate for present value of the actuarial obligation	12.30%	12.23%	9.03%	9.07%
Annual expected return on plan assets	12.30%	Not applicable	9.03%	Not applicable
Long-term annual inflation rate	4.50%	4.50%	3.50%	3.50%
Estimated future annual salary increases	4.50%	Not applicable	3.50%	Not applicable
General mortality table	AT-2000 S10% by sex	AT-2000 M&F S10% D20%	AT-2000 S10% by sex	AT-2000 M&F S10% D20%
Disability table	Not applicable	Not applicable	Not applicable	Not applicable
Disabled mortality table	AT-83 IAM Male	MI-85 Female	AT-83 IAM Male	MI-85 Female
Real growth of contributions above inflation	-	1%	-	1%

The Company has not made changes in the methods used to calculate its post-employment obligations for the years ended December 31, 2024 and 2023.

ANNUAL REPORT AND FORM 20-F | 2024	F-102

Accounting policy

Expenses related to the debt agreed upon with the pension trust fund were recorded in finance income (expenses), because they represent financial interest and inflation adjustment. Other expenses related to the pension fund were recorded as operating expenses.

Estimations and judgments

In the case of retirement obligations, the liability recognized in the balance sheet with respect to defined benefit pension plans is the greater of the debt agreed with the foundation for amortization of actuarial obligations and the present value of the actuarial obligation, calculated by means of an actuarial report, less the fair value of the plan's assets.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using the rate of return on high-quality corporate bonds that have terms similar to the duration of the respective pension plan obligations and are denominated in the currency in which the benefits will be paid.

In defined contribution plans, the Company makes fixed contributions and has no legal or constructive obligations to make contributions if the fund does not have sufficient assets to pay all employees the related benefits. The Company has no additional payment obligation after the contribution is made. Contributions are recognized as an employee benefits expense when due.

In the case of the health and dental plans, the liabilities are calculated by calculating the present value of the future obligations to be made by the Company, considering the maintenance of the current contribution level, the forecast of a real readjustment of the amounts and the future updating of the contributions by the variation of an index compatible with the Regulations and the history of the costs of the plans.

Actuarial calculations take place at each financial year end and involve the use of assumptions about discount rates, expected rates of return on assets, future salary increases, mortality rates and future increases in retirement and pension benefits. All assumptions are reviewed at each base date.

In the current and previous years, post-employment expenses are recorded as operating expenses, with the exception of expenses related to the debt agreed with the Pension Fund, which are recorded in the financial result, as they represent interest and monetary variation.

Actuarial gains and losses arising from adjustments based on experience and changes in actuarial assumptions are recognized through other comprehensive income and will not be reclassified to profit or loss in the future.

Both the past service cost resulting from a change or reduction in the defined benefit plan and the gain or loss on the settlement of obligations are determined based on the remeasurement of the net present value of the obligation, due to the revision of actuarial assumptions, and are recognized directly in profit or loss for the year in which the change occurs.

ANNUAL REPORT AND FORM 20-F | 2024	F-103

24.            PROVISIONS

Company and its subsidiaries are involved in certain legal and administrative proceedings at various courts and government bodies, arising in the normal course of business, regarding employment-law, civil, tax, environmental and regulatory matters, and other issues.

Company and its subsidiaries recorded provisions for contingencies in relation to the legal actions in which, based on the assessment of the Company’s management and supported from its legal advisors, the chances of loss are assessed as ‘probable’ (i.e. an outflow of funds to settle the obligation will be necessary), as follows:

	Labor	Civil		Tax	Regulatory	Others	Total
		Costumer relations	Other civil actions
Balance on December 31, 2021	404	33	38	1,295	48	71	1,889
Additions	124	44	14	332	12	57	583
Reversals	(26)	-	(3)	(150)	(5)	(57)	(241)
Settled	(87)	(35)	(13)	(3)	(7)	(57)	(202)
Balance on December 31, 2022	415	42	36	1,474	48	14	2,029
Additions	146	65	24	147	9	18	409
Reversals	(26)	(10)	(1)	(2)	-	(10)	(49)
Settled	(103)	(52)	(19)	(1)	(4)	(10)	(189)
Balance on December 31, 2023	432	45	40	1,618	53	12	2,200
Additions	194	178	43	45	6	42	508
Reversals	(17)	-	-	(576)	(1)	(4)	(598)
Settled	(142)	(72)	(21)	(5)	(1)	(16)	(257)
Balance on December 31, 2024	467	151	62	1,082	57	34	1,853

There are lawsuits whose expected loss is considered possible, since the Company's and its subsidiaries' legal advisors, as follows:

	Possible loss
	Dec. 31, 2024	Dec. 31, 2023
Labor	1,042	1,363
Civil
Costumer relations	743	346
Other civil actions	637	613
	1,380	959

Tax	3,329	2,474
Regulatory	3,595	3,145
Others	2,114	1,840
Total	11,460	9,781

The Company and its subsidiaries’ management, in view of the extended period and the Brazilian judiciary, tax and regulatory systems, believes that it is not practical to provide information that would be useful to the users of this financial statements in relation to the timing of any cash outflows, or any possibility of reimbursements.

The Company and its subsidiaries believe that any disbursements in excess of the amounts provisioned, when the respective claims are completed, will not significantly affect the Company and its subsidiaries’ result of operations or financial position.

The main provisions and contingent liabilities are provided below, with the best estimation of expected future disbursements for these contingencies.

ANNUAL REPORT AND FORM 20-F | 2024	F-104

Tax

Company and its subsidiaries are involved in numerous administrative and judicial claims actions relating to taxes, including, among other matters, subjects relating to the Urban Property Tax (Imposto sobre a Propriedade Territorial Urbana, or IPTU); the Rural Property Tax (ITR); the Tax on Donations and Legacies (ITCD); the Social Integration Program (Programa de Integração Social, or PIS); the Contribution to Finance Social Security (Contribuição para o Financiamento da Seguridade Social, or Cofins); Corporate Income tax (Imposto de Renda Pessoa Jurídica, or IRPJ); the Social Contribution (Contribuição Social sobre o Lucro Líquido, or CSLL); and motions to tax enforcement. The aggregate amount of this contingency is R$469 (R$368 on December 31, 2023), of which R$6 (R$24 on December 31, 2023) has been recorded - the amount estimated as probably necessary for settlement of these disputes.

In addition to the issues above the Company is involved in various proceedings on the applicability of the IPTU Urban Land Tax to real estate properties that are in use for providing public services. The aggregate amount of the contingency is approximately R$190 (R$186 on December 31, 2023). Of this total, R$3 has been recognized (R$2 on December 31, 2023) - this being the amount estimated as probable necessary for settlement of these disputes. The Company has been successful in its efforts to have its IPTU tax liability suspended, winning judgments in favor in some cases.

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

In May 2024, the 4th Federal Court published judgment in favor of the Company, on the merits, in an application to annul execution of a tax judgment relating to applicability of social security contributions to profit sharing payments. This decision determined cancellation of the tax claim and extinction of the tax execution. Due to the material scale of the amount involved in this case, the Company considered this event as legally sufficient indication for reassessing the chances of financial loss in the legal actions that have received favorable judgments at first instance, from “probable” to “possible”. This resulted in a reversal of provisions totaling R$584, in the second quarter of 2024. For the other cases related to social security contributions on profit shares, the assessments of the chance of financial loss were maintained as ‘probable’, and thus the related provisions were also maintained.

The amount of the contingencies is R$1,889 (R$1,803 on December 31, 2023), of which R$926 (R$1,449 on December 31, 2023) has been provisioned, this being the probable estimate of funds to settle these disputes.

Real Estate Transmission Tax (ITBI)

The Company and its subsidiaries are parties in tax claims issued by the Municipality of Belo Horizonte for the collection of the ITBI tax on transfer of real estate properties from the holding company to its wholly-owned subsidiaries, at the moment of ‘unbundling’ of the industry. Although transfer of real estate as value to subscribe capital is exempt from tax, ITBI is being demanded on the difference between the accounting value and the ‘venal’ (officially registered) value of the real estate, based on the decision of the Federal Supreme Court, in Special Appeal (RE) No. 796,376 – Topic 796 of General Application of Precedent (Repercussão Geral). The amount of the contingency is approximately R$51 on December 31, 2024, and the chance of loss has been assessed as ‘possible’.

ANNUAL REPORT AND FORM 20-F | 2024	F-105

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

The chances of loss in the action relating to applicability of income tax on the amounts of the anuênios, due to its current phase of procedure, have been maintained as ‘possible’. The amount of the contingency is R$332 (R$319 on December 31, 2023), of which R$148 (R$142 on December 31, 2023) has been provisioned.

Lack of approval to offset tax credit

The federal tax authority did not approve the Company’s offset in corporate income tax returns, of carryforwards and undue or excess payment of federal taxes - IRPJ, CSLL, PIS/Pasep and Cofins - identified by official tax deposit receipts (‘DARFs’ and ‘DCTFs’). The Company is contesting the lack of approval of compensated amounts. The amount of the contingency is R$229 (R$148 on December 31, 2023), of which R$1 was provisioned since the relevant requirements of the National Tax Code (CTN) have been complied with.

Social Security contributions

The Brazilian federal tax authority (Secretaria da Receita Federal, or ‘SRF’) has filed administrative proceedings related to various matters: employee income sharing; the Workers’ Food Program (Programa de Alimentação do Trabalhador, or ‘PAT’); education benefit; food benefit; Special Additional Retirement payment; overtime payments; hazardous occupation payments; matters related to Sest/Senat (transport workers’ support programs) and fines for non-compliance with accessory obligations. The Company has presented defenses and await judgment. The amount of the contingency is R$159 (R$148 on December 31, 2023). Management has classified the chance of loss as ‘possible’, also taking into account assessment of the chance of loss in the judicial sphere, (the claims mentioned are in the administrative sphere), based on the evaluation of the claims and the related case law.

Income tax withheld on capital gain in a shareholding transaction

The federal tax authority issued a tax assessment against CEMIG as a jointly responsible party with its jointly controlled entity Parati S.A. Participações em Ativos de Energia Elétrica (Parati), relating to withholding income tax (Imposto de Renda Retido na Fonte, or IRRF) allegedly applicable to returns paid by reason of a capital gain in a shareholding transaction relating to the purchase by Parati, and sale, by Enlighted, at July 7, 2011, of 100.00% of the equity interests in Luce LLC (a company with head office in Delaware, USA), holder of 75.00% of the shares in the Luce Brasil equity investment fund (FIP Luce), which was indirect holder, through Luce Empreendimentos e Participações S.A., of 13.03% of the total and voting shares of Light S.A. (Light). The amount of the contingency is R$289 (R$274 on December 31, 2023), and the loss has been assessed as ‘possible’.

ANNUAL REPORT AND FORM 20-F | 2024	F-106

The social contribution tax on net income (CSLL)

The federal tax authority issued a tax assessment against the Company for the years of 2008 and 2018, alleging undue non-addition, or deduction, of amounts relating to the following items in calculating the social contribution tax on net income: (i) taxes with liability suspended; (ii) donations and sponsorship (Law 8,313/91); (iii) fines for various alleged infringements; iv) amortization of goodwill; and v) technological innovation expenses. The amount of this contingency is R$508 (R$587 on December 31, 2023). The Company has evaluated the tax treatments adopted, which are susceptible to questioning by the tax authorities, and has concluded that it is more likely than not that they will be accepted by the tax authority.

ICMS (local state value added tax)

From December 2019 to March 2022, the Tax Authority of Minas Gerais State issued infraction notices against the subsidiary Gasmig, in the total amount of R$357, relating to reduction of the calculation base of ICMS tax in the sale of natural gas to its customers over the period from December 1, 2014 to September 30, 2021, alleging a divergence between the form of calculation used by Gasmig and the opinion of that tax authority, The claims comprises principal amount of R$124, penalty payments of R$201 and interest of R$32. In July 2021, Gasmig filed a lawsuit for annulment of a tax debit, against the State of Minas Gerais, and this proceeding suspended the tax claim referred to above.

Considering that the State of Minas Gerais, over a period of more than 25 years, has never made any allegations against the methodology of calculation by the Company, Management and Company’s legal advisors, believe that there is a defense under Article 100, III of the National Tax Code, which removes claims for penalties and interest; and that the contingency for loss related to these amounts is ‘remote’, In relation to the argument on the difference between the amount of ICMS tax calculated by Gasmig and the new interpretation by the state tax authority, the probability of loss was considered ‘possible’. On December 31, 2024, the amount of the contingency for the period relating to the rules on expiry by limitation of time is R$261 (R$223 on December 31, 2023).

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

Additionally, a judicial deposit was made in the amount of R$88 (R$82 on December 31, 2023). The amount of the contingencies in this case is R$80 (R$74 on December 31, 2023). The Company has evaluated the tax treatments adopted and has concluded that it is more likely than not that they will be accepted by the tax authority.

Reversal of credits in calculation of PIS/ Pasep and Cofins taxes

The Brazilian tax authority issued, in August 2021, two infringement notices relating to calculation of the PIS/Pasep and Cofins taxes, from August 2016 to December 2017, alleging insufficiency of payment of these contributions due to supposed undue credits deduction of the expenses on the Proinfa charge, and absence of reversal of the credits related to non-technical losses. The Company is contesting these infringement notices. The amount of the contingency is R$216 (R$200 on December 31, 2023) and the Company has classified the chances of loss as ‘possible’, due to the scarcity of case law on the subject.

ANNUAL REPORT AND FORM 20-F | 2024	F-107

Labor claims

Company and its subsidiaries are involved in various legal claims filed by its employees and by employees of service providing companies. Most of these claims relate to overtime and additional pay, severance payments, various benefits, salary adjustments and the effects of such items on a supplementary retirement plan. In addition to these actions, there are other relating, complementary additions to or re-calculation of retirement pension payments by Forluz, and salary adjustments.

The aggregate amount of the contingency is R$1,509 (R$1,795 on December 31, 2023), of which R$467 (R$432 on December 31, 2023) has been recorded - the amount estimated as probably necessary for settlement of these disputes.

Civil

Customers claims

The Company is involved in various civil actions relating to indemnity for personal injury and for material damages, arising, principally, from allegations of irregularity in measurement of consumption, and claims of undue charging, in the normal course of business, totaling R$492 (R$287 on December 31, 2023), of which R$94 (R$45 on December 31, 2023) has been recorded - this being the probable estimate for funds needed to settle these disputes.

Relations with large consumers – Power purchasing agreement

In June 2024, the chances of financial loss were revised from ‘possible’ to ‘probable’ in an ordinary legal action against the Cemig GT calling for annulment of a purchase clause in a Free Market trading contract, with repayment of the amounts the plaintiff had paid. In addition, the application to reduce the amount of the penalty payment, and to remove the application of ‘spread’ in the calculation of the debt was granted in part. The amount of the obligation, recalculated after the decision, is R$57 on December 31, 2024.

Provision of electricity supply services

A class action (‘Civil Public Action” – Ação Civil Pública) was filed jointly by the State and Federal Public Attorneys, against the Company and Aneel, requiring, for the municipality of Uberlândia, adjustment of consumer electricity supply service to the standards established by the legal system; avoidance of blackouts and oscillations in supply; in-person presence in supervision of transmission and distribution of electricity; and compensation for collective pain and suffering (danos morais), in the amount of R$345 (R$103 on December 31, 2023). The chances of financial loss for Cemig in this action have been assessed as ‘possible’.

Other civil proceedings

The Company is involved in various civil actions claiming indemnity for personal and material damages, among other, arising from incidents occurred in the normal course of business, in the amount of R$698 (R$653 on December 31, 2023), of which R$62 (R$40 on December 31, 2023) has been recorded - the amount estimated as probably necessary for settlement of these disputes.

ANNUAL REPORT AND FORM 20-F | 2024	F-108

Regulatory

The Company is involved in numerous administrative and judicial proceedings, challenging, principally: (i) tariff charges in invoices for use of the distribution system by a self-producer; and (ii) alleged violation of targets for continuity indicators in retail supply of energy. The aggregate amount of the contingency is approximately R$637 (R$589 on December 31, 2023), of which R$29 (R$26 on December 31, 2023) has been recorded as provision - the amount estimated as probably necessary for settlement of these disputes.

Tariff increase – The Cruzado Plan

The Company and its subsidiaries are defendants in actions challenging the tariff increase authorized by Ministerial Orders DNAEE (Departamento Nacional de Águas e Energia Elétrica) 38/86 and 45/86, which took place during the Federal Government’s economic stabilization plan called the ‘Cruzado Plan’, in 1986. The plaintiffs demand restitution of excess amounts allegedly paid in the period in question, since the Supreme Court's defining judgment on Theme 319 decided the increase in tariffs was unlawful. Currently, most of the actions on this issue are at the phase of calculation of amounts to be repaid. In view of this, the amount of the contingency is estimated at R$67 (R$66 on December 31, 2023), of which R$27 (R$26 on December 31, 2023) has been provisioned.

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

The Company believes it has arguments of merit for defense in these claims, including a partial favorable decision. As a result, it has not constituted a provision for this action, the amount of which is estimated at R$1,672 (R$1,582 on December 31, 2023). The Company has assessed the probability of loss in this action as ‘possible’, due to the Customer Defense Code (Código de Defesa do Consumidor, or ‘CDC’) not being applicable, because the matter is governed by the specific regulation of the electricity sector, and because CEMIG complied with Aneel Resolutions 414 and 456, which deal with the subject.

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

ANNUAL REPORT AND FORM 20-F | 2024	F-109

This should take effect in the CCEE as from November 2008, resulting in an additional disbursement for CEMIG GT, related to the expense on purchase of energy in the spot market on the CCEE, in the amount of R$681 (R$594 on December 31, 2023). On November 9, 2008 CEMIG GT obtained an interim decision in the Regional Federal Appeal Court (Tribunal Regional Federal, or TRF) suspending the obligatory nature of the requirement to pay into court the amount that would have been owed under the Special Financial Settlement made by the CCEE, Cemig GT has classified the chance of loss as ‘possible’, since this action deals with the General Agreement for the Electricity Sector, in which the Company has the full documentation to support its arguments.

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

The arbitration proceeding is still in progress, in which this client is questioning the points informed above. If the arbitration decision grants the client's request, the Company will have to refund the difference between the contracted amounts and the adjustments demanded, which amounted to R$275 (R$234 on December 31, 2023). Management, based on the opinion of its legal advisors, classified the probability of loss as possible.

Administrative penalty

The Company and its subsidiary filed an action for annulment of the administrative act, with request for injunctive relief, against the National Electric Energy Agency (Aneel), for cancellation of the punishments, warnings and fines, in the historic amount of R$26, arising from Infringement Notice 076/2013 – SEF/Aneel. The amount of the contingency is R$156 (R$132 on December 31, 2023). The chance of loss has been assessed as ‘possible’. The case is awaiting judgment by the court.

Arbitration proceedings

The Company is defendant in an arbitration proceeding relating to a dispute on a power purchasing agreement in the Free Market. Among the points in dispute are the form of billing, invoices in arrears and whether the contract remains in force. If the contract is ruled to be no longer in force, there will be investigation of who gave rise to its cancellation. The amount of the contingency is R$163 at December 31, 2024, and based on the opinion of its legal advisers the chances of loss have been assessed as “possible”.

Environmental claims

Impact arising from construction of power plants

The Public Attorneys’ Office of Minas Gerais State has filed class actions requiring the formation of a Permanent Preservation Area (APP) around the reservoir of the Capim Branco hydroelectric plant, suspension of the effects of the environmental licenses, and recovery of alleged environmental damage. In August 2024, the Company sold its equity interest in Aliança Energia to Vale S.A. on the “As is, all-included” (Porteira Fechada) basis, exempting the Company from any eventual indemnity relating to Aliança. The amount of the contingent liability in dispute was estimated at R$159 (R$149 on December 31, 2023).

ANNUAL REPORT AND FORM 20-F | 2024	F-110

Other legal actions in the normal course of business

Company and its subsidiaries are involved as plaintiff or defendant, in other less significant claims, related to the normal course of their operations including: environmental matters, removal of residents from risk areas; and indemnities for rescission of contracts, on a lesser scale, related to the normal course of its operations, with an estimated total amount of R$792 (R$511 at December 31, 2023), of which R$22 (R$13 at December 31, 2023), the amount estimated as probably necessary for settlement of these disputes.

Accounts receivable from the State of Minas Gerais

The Company has a balance receivable from the State of Minas Gerais, recognized in Non-current assets of R$13 (R$13 on December 31, 2023), relating to return of an administrative deposit made for a dispute on the criterion for inflation correction to be applied to an advance Against Future Capital Increase (‘AFAC’), made in prior years, which was the subject of a debt recognition agreement.

On June 30, 2021, the Company retained the remaining portion of dividends to be paid to State of Minas Gerais and awaits development of the issue with CPRAC (government agency).

Regarding the discussion on the merits of the criterion used in the past for AFAC’s monetary updating, if a solution is not successfully reached either through CPRAC or any legal proceedings on the merits, Management, based on assessment of legal advisors, has assessed the chances of loss as ‘possible’. The estimated amount of the contingency on September 30, 2024 was R$278.

‘Luz Para Todos’ Program

The Company is a party in disputes alleging losses suffered by third parties as a result of supposed breach of contract at the time of implementation of part of the rural electrification program known as the ‘Luz Para Todos’. The estimated amount of the contingency is approximately R$344 (R$515 on December 31, 2023). This is the possible estimate of resources to settle these disputes.

Contractual imbalance

CEMIG D is party in other disputes arising from alleged non-compliance with contracts in the normal course of business, for an estimated total of R$200 (R$246 on December 31, 2023). CEMIG D has classified the chance of loss as ‘possible’, after analysis of the case law on this subject.

Renova: Application to override corporate identity

A receivables investment fund filed an application for Override of Legal Identity (Incidente de Desconsideração da Personalidade Jurídica - IDPJ) in relation to certain companies of the Renova group, aiming to include some shareholders of Renova, including the Company and its subsidiary CEMIG GT, as defendants jointly and severally liable. The legal action was concluded in September 2024, with ratification by a judgment, following agreement between the parties. The amount of the contingent liability in dispute was estimated at R$146 (R$146 at December 31, 2023).

ANNUAL REPORT AND FORM 20-F | 2024	F-111

Clearance of residential occupation under high-voltage lines

The Company and its subsidiaries are defendants in various legal proceedings relating to: requests for socio-economic assessment, removal, resettlement and possibly future compensation in relation to reoccupation of areas degraded by occupations, especially in the municipalities of Belo Horizonte and Santa Luzia. The Company understands that it is the responsibility of municipalities to plan and organize the urban space, prepare housing policies and, consequently, to survey the situation of any families living under the Company’s lines, and resettle them. The amounts of the contingencies for these processes are based on the requests made by the Public Prosecutor. The amount of the contingent liabilities in dispute was estimated at R$223 on December 31, 2024 (R$130 on December 31, 2023), of which R$12 had been provisioned at December 31, 2024.

Volta do Rio wind farm

The Company and its subsidiary Volta do Rio are defendants in a claim presented in 2022 by the Federal Heritage Board (Secretaria de Patrimônio da União – SPU) of Ceará state, which considered that landfills, rockfill and towers for installation of the wind generation system of the Volta do Rio wind farm are located on free beach coastline. This resulted in the following penalties being applied to the Volta do Rio wind farm: (i) demolition and/or removal of buildings, and the installed equipment, if they are unable to be regularized; and (ii) a monthly fine for each square meter affected by the facilities. The Volta do Rio has presented a defense to the accusation and filed an administrative appeal. The contingency is estimated at R$311 (R$174 on December 31, 2023). The chances of loss have been assessed as ‘possible’.

Accounting policy

A provision shall be recognized when: (a) an entity has a present obligation (legal or constructive) as a result of a past event; (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation. If these conditions are not met, no provision shall be recognized.

Estimations and judgments

In relation to the contingent liability, it is a possible obligation that results from past events, the confirmation of which depends on one or more uncertain future events, which are not entirely under the control of the Company. This is an unrecognized obligation, since it is not probable that there will be a requirement to make a payment to settle the obligation, but such items are disclosed in explanatory notes. In the disclosure, a brief description is given of the nature of the contingent liability, with an indication of the uncertainties on the amount of any disbursement, or the amount of any expected reimbursement, where applicable.

Estimates are made individually; or grouped, in cases with repetition. In all cases, the criteria for risk classification involve: i) how closely the facts correspond to the related provisions of law, and to precedents/judgments in similar cases, if any; and ii) analysis of evidence and proofs, which may vary according to the nature of the matters argued in the court proceedings.

The Company reviews assessments of the chances of loss, and/or the amounts involved, in an administrative or judicial proceeding, periodically; and also in specific situations, such as: i) change in the applicable law, ii) new evidence or facts, iii) change in legal precedents, iv) results of accounting audits, v) court decisions, vi) instructions in the case, vii) change in the composition of the panel of judges, and/or viii) change of the plaintiff.

ANNUAL REPORT AND FORM 20-F | 2024	F-112

25.            EQUITY AND REMUNERATION TO SHAREHOLDERS

(a)    Share capital

On December 31, 2024 and 2023, the Company’s issued and share capital was R$14,309 (R$11,007 on December 31, 2023) represented by 956,601,911 common shares (735,847,624 on December 31, 2023) and 1,905,179,984 preferred shares (1,465,523,064 on December 31, 2023), both of them with nominal value of R$5.00, as demonstrated below:

Shareholders	Number of shares on December 31, 2024
	Common	%	Preferred	%	Total	%
State of Minas Gerais	487,540,664	50.97	22,210	-	487,562,874	17.04
PZENA	310,667,579	32.48	147,792,680	7.76	458,460,259	16.02
FIA Dinâmica Energia S/A	106,610,119	11.14	-	-	106,610,119	3.73
BNDES Participações	-	-	95,239,166	5.00	95,239,166	3.33
BlackRock	-	-	282,815,226	14.84	282,815,226	9.88
Others
In Brazil	39,409,416	4.12	106,878,372	5.61	146,287,788	5.11
Foreign shareholders	12,374,133	1.29	1,272,432,330	66.79	1,284,806,463	44.89
Total	956,601,911	100.00	1,905,179,984	100.00	2,861,781,895	100.00

Shareholders	Number of shares on December 31, 2023
	Common	%	Preferred	%	Total	%
State of Minas Gerais	375,031,032	51	17,085	-	375,048,387	17
PZENA		-	73,283,989	5	73,283,989	3
FIA Dinâmica Energia S/A	233,004,992	31	116,951,354	8	349,956,346	16
BNDES Participações	82,007,784	11	-	-	82,007,784	4
BlackRock	-	-	217,550,174	15	217,550,174	10
Others
In Brazil	29,160,676	4	101,717,633	7	130,878,309	6
Foreign shareholders	16,642,870	2	956,002,829	66	972,645,699	44
Total	735,847,624	99	1,465,523,064	101	2,201,370,688	100

The Company’s Share Capital may be increased by up to a limit of 10% (ten percent) of the share capital set in the by-laws, without need for change in the by-laws and upon decision of the Board of Directors, having previously heard statement of opinion issued by the Fiscal Council.

ANNUAL REPORT AND FORM 20-F | 2024	F-113

Share capital increase

Considering that, on December 31, 2023, the share capital was R$11,007 and the balance of profit reserves, excluding tax incentive reserves and unrealized profit reserves, reached the amount of R$11,993, exceeding the share capital by R$986, the Annual General Meeting (“AGM”) approved on April 29, 2024 the proposal to increase the share capital, in accordance with article 199 of the Brazilian Corporate Law of 1,976 (Law 6,404/76).

A share capital increase was proposed and approved through the capitalization of the balance of R$1,857 from the capital reserve and R$1,445 from the profit retention reserve, by means of a share bonus, with a total issue of 660,411,207 new shares, at a nominal value of R$5.00 (five reais) (in accordance with the Bylaws), of which 220,754,287 are common shares and 439,656,920 are preferred shares. The share capital increased from R$11,007 to R$14,309.

(b)    Earnings per share

Due to the capital increase of April 29, 2024, with issuance of new shares, realized by capitalization of reserves, the basic and diluted earnings per share are presented, retrospectively, considering the new number of shares of the Company.

The number of shares included in the calculation of basic and diluted earnings, is described in the table below:

	Number of shares
	Dec. 31, 2024	Dec. 31, 2023 (Restated)	Dec. 31, 2022 (Restated)
Common shares already paid up	956,601,911	956,601,911	956,601,911
Shares in treasury	(132)	(132)	(132)
	956,601,779	956,601,779	956,601,779

Preferred shares already paid up	1,905,179,984	1,905,179,984	1,905,179,984
Shares in treasury	(1,099,880)	(1,099,880)	(1,099,880)
	1,904,080,104	1,904,080,104	1,904,080,104
Total	2,860,681,883	2,860,681,883	2,860,681,883

The calculation of basic and diluted earnings per share is as follows:

	Dec. 31, 2024	Dec. 31, 2023 (Restated)	Dec. 31, 2022 (Restated)
Net income for the year attributed to equity holders of the parent	7,117	5,764	4,092

Minimum mandatory dividend from net income for the year – preferred shares	2,485	2,080	1,486
Net income for the year not distributed – preferred shares	2,252	1,757	1,238
Total earnings - preferred shares (A)	4,737	3,837	2,724

Minimum mandatory dividend from net income for the year - common shares	1,248	1,045	747
Net income for the year not distributed – common shares	1,132	883	622
Total earnings - common shares (B)	2,380	1,928	1,369

Basic and diluted earnings per preferred share (A / number of preferred shares)	2.49	2.02	1.43
Basic and diluted earnings per common share (B / number of common shares)	2.49	2.02	1.43

Considering that each class of share participates equally in the income reported, the earning per share in the fiscal years ended on December 31, 2024, 2023 and 2022 were, respectively, R$2.49, R$2.01 (restated) and R$1.43 (restated), calculated based on the weighted average number of the Company’s shares.

ANNUAL REPORT AND FORM 20-F | 2024	F-114

(c)    Rights and preferences of the common and preferred shares

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

(d)    Dividends

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

ANNUAL REPORT AND FORM 20-F | 2024	F-115

Calculation of the minimum dividends proposed

The calculation of the minimum dividends proposed for distribution to Shareholders, considering the unrealized income assumption as mentioned in the previous paragraph, is as follows:

	2024	2023	2022
Calculation of minimum dividends required by the by-laws for the preferred shares
Nominal value of the preferred shares	9,526	7,328	7,328
	9,526	7,328	7,328
Percentage applied to the nominal value of the preferred shares	10.00%	10.00%	10.00%
Amount of the dividends by the first payment criterion	953	733	733

Equity	27,378	24,649	21,777
Preferred shares as a percentage of Equity (net of shares held in Treasury)	66.56%	66.56%	66.56%
Portion of Equity represented by the preferred shares	18,223	16,406	14,495
Percentage applied to the portion of Equity represented by the preferred shares	3.00%	3.00%	3.00%
Amount of the dividends by the second payment criterion	547	492	435

Minimum Dividends required by the Bylaws for the preferred shares	953	733	733

Calculation of the Minimum Dividend under the by-laws based on the net income for the year

Net income for the year	7,117	5,764	4,092
	50%	50%	50%
Mandatory dividends – 50% of Net income	3,559	2,882	2,046
Unrealized profit reserve	(835)	(835)	(835)
Reversal of the unrealized profit reserve	835	835	835
Withholding income tax on Interest on equity	175	242	186
	3,734	3,124	2,232
Dividends recorded, as specified in the by-laws
Interest on Equity	1,849	2,592	1,983
Ordinary dividends	1,885	532	249
	3,734	3,124	2,232

Total dividends for the preferred shares	2,485	2,079	1,486
Total dividends for the common shares	1,249	1,045	746

Unit value of dividends – R$
Minimum dividends required by the by-laws for the preferred shares	0.50	0.50	0.50
Mandatory dividends (including withholding income tax on Interest on Equity)	1.31	1.42	1.01
Dividends proposed: Common (ON) shares	1.31	1.42	1.01
Dividends proposed: Preferred (PN) shares	1.31	1.42	1.01

ANNUAL REPORT AND FORM 20-F | 2024	F-116

Mandatory dividends

On August 13, 2024, the Company declared dividends in the amount of R$1,420, using the Special Reserve for Undistributed Mandatory Dividends, to which the shareholders who have their names registered in the Book of Registration of Registered Shares on August 23, 2024 are entitled. The payment was on August 30, 2024.

As these are dividends from previous years that were included in the special reserve, this amount will not be included in the mandatory dividend for 2024.

This table provides the changes on dividends and interest on capital payable:

Balances on December 31, 2021	1,910
Proposed dividends	2,232
Proposed dividends - Non-controlling interests	1
Withholding income tax on interest on capital	(186)
Dividends retained – Minas Gerais state government	-
Dividends paid	(2,094)
Balances on December 31, 2022	1,863
Proposed dividends	3,124
Proposed dividends - Non-controlling interests	2
Withholding income tax on interest on capital	(242)
Dividends retained – Minas Gerais state government	-
Dividends paid	(1,823)
Balances on December 31, 2023	2,924
Proposed dividends	3,734
Mandatory dividends paid	1,420
Proposed dividends - Non-controlling interests	2
Withholding income tax on interest on capital	(175)
Dividends paid	(4,294)
Balances on December 31, 2024	3,611

(e)    Remuneration to shareholders

The obligation to pay dividends is recognized when the distribution is authorized or as provided for by law and/or the Company's bylaws. In view of the applicable legislation and the Company's bylaws, which provide for a minimum dividend payment of 50% of net income for the year, this is considered a present obligation on the closing date of the fiscal year, and is recognized as a liability.

The Company’s Executive Board decided to declare Interest on Equity as follows:

Declaration date	Entitled shareholders (1)	Amount	Income tax withheld
March 21, 2024	March 26, 2024	386	(36)
June 18, 2024	June 21, 2024	430	(41)
September 17, 2024	September 23, 2024	473	(44)
December 17, 2024	December 26, 2024	560	(54)
		1,849	(175)

(1)	Shareholders who have their names entered in the Register of Registered Shares on the dates indicated are entitled.

The amount of income tax withheld at source, due to tax legislation, is not taken into account when attributing JCPs to the mandatory dividend and is calculated at the rate of 15%, in cases where this tax is levied, under the terms of the legislation in force.

ANNUAL REPORT AND FORM 20-F | 2024	F-117

(f)     Allocation of net income for 2024 - Management’s proposal

The Board of Directors will declare at the Annual General Meeting (AGM), to be held on April 30, 2025, the following allocation of the net income for 2024, totaling R$7,117, of realization of the deemed cost of PP&E, totaling R$16, realization of the unrealized earnings reserve totaling R$835, as follow:

•        R$350 was held in Stockholders’ equity in the Legal Reserve, as established in Brazilian corporate Law 6,404/1976.

•        R$3,734 as minimum mandatory dividends, to the Company’s shareholders, to be paid in two equal installments, by June 30 and December 30, 2025, as follows:

o        R$1,849 declared as interest on own equity and imputed to the mandatory dividend, as deliberated by the Executive Board in 2024;

o        R$1,885 in the form of dividends, to holders whose names are in the Company’s Nominal Share Registry on the date of the AGM.

•        R$2,935 was held in Shareholders’ equity in the Retained Earnings Reserve, to provide funding for the Company’s consolidated investments planned for 2025, as per capital budget.

•        R$114 was held in Shareholders’ equity in the Tax Incentives Reserve, related to tax incentive due to investment in the region of Sudene.

The amount of R$835 remains as Unrealized Earnings Reserve, considering the reversal of the reserve constituted in 2023 and the new constitution in 2024, of the same amount.

Payment of the dividends will be made by December 30, 2025, in accordance with the availability of cash and at the decision of the Executive Board.

(g)    Other comprehensive income

	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2022
Adjustments to actuarial liabilities – Employee benefits	(1,306)	(2,072)	(2,303)
Deemed cost of PP&E	405	421	427
Others	1	3	2
Valuation adjustments	(900)	(1,648)	(1,874)

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

(h)    Reserves

Capital reserves

	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2022
Investment-related donations and subsidies (1)	-	1,857	1,857
Goodwill on issuance of shares	394	394	394
Shares in treasury	(1)	(1)	(1)
	393	2,250	2,250

(1)	This reserve was used for a capital increase through a stock bonus, as described in this explanatory note

The reserve for treasury shares refers to the pass-through by Finor (‘Fundo de Investimentos do Nordeste’) of shares arising from funds applied in CEMIG projects in the area covered by Sudene (the development agency for the Northeast) under tax incentive programs.

ANNUAL REPORT AND FORM 20-F | 2024	F-118

Income reserves

	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2022
Legal reserve	2,024	1,674	1,387
Statutory reserve	57	57	57
Profit retention reserve	10,332	8,842	6,546
Unrealized profit reserve	835	835	835
Incentive tax reserve	327	213	150
Reserve for mandatory dividends not distributed	-	1,420	1,420
	13,575	13,041	10,395

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

In 2024, Company presented a positive net share of income of subsidiaries, jointly controlled entities and affiliates of R$5,248, which can be regarded as unrealized portion of net income for the year, in accordance with the Brazilian corporate law.

Additionally, the above does not apply to the payment of the minimum mandatory dividends on preferred shares, which are required to be paid in full for an amount of R$953 as described in further details in (f) below. In addition, since the creation of the Unrealized Earnings Reserve is optional, Management decided to propose the same proportion of dividend payment to shareholders owning common shares, considering Company’s expected financial capacity.

The outstanding balance of the Unrealized Earnings Reserve will remain R$835, considering the reversal of the reserve recorded in 2023 and the creation of a new one in 2024, in the same amount.

The Unrealized Earnings Reserve amounts can only be used to pay mandatory dividends. Hence, when the Company realizes such incomes in cash, it must distribute the corresponding dividend in the subsequent period, after offsetting of any losses in subsequent years.

Incentives tax reserve

The Cemig D, Cemig GT and Volta do Rio have a right to 75% reduction in income tax, including the tax paid at the additional rate, calculated on the basis of the operating income in the region of Sudene (the Development Agency for the Northeast), for 10 years starting in 2014. In 2023, this benefit was renewed, valid for another 10 years.

The amount of the incentive recognized in the Statement of income was R$114 in 2024 (R$63 in 2023), and it was subsequently transferred to the incentives tax reserve. This reserve cannot be used for payment of dividends.

ANNUAL REPORT AND FORM 20-F | 2024	F-119

26.       REVENUE

	2024	2023	2022
Revenue from supply of energy (a)	34,341	31,671	30,158
Revenue from use of the electricity distribution systems (TUSD)	5,134	4,417	3,685
CVA and Other financial components (1)	423	(213)	(1,147)
Reimbursement of PIS/Pasep and Cofins over ICMS credits to customers- realization (note 19)	513	1,909	2,360
Transmission revenue (b)
Operation and maintenance revenue	383	373	413
Construction revenue	425	242	407
Interest revenue arising from the financing component in the transmission contract asset (note 13)	433	524	575
Generation indemnity revenue (note 12.2)	86	93	47
Distribution construction revenue	4,712	3,899	3,246
Adjustment to expectation of cash flow from indemnifiable financial assets of distribution concession	104	149	39
Revenue on financial updating of the Concession Grant Fee (note 12.3)	447	412	467
Transactions in energy on the CCEE	92	146	183
Mechanism for the sale of surplus	-	(4)	453
Supply of gas	3,919	4,139	4,529
Fine for violation of service continuity indicator	(157)	(139)	(94)
PIS/Pasep and Cofins credits to be refunded to consumers	-	-	(830)
Other operating revenues (c)	2,906	2,316	2,658
Deductions on revenue (d)	(13,941)	(13,084)	(12,686)
Revenue	39,820	36,850	34,463

(1)	This income derives from the total additions and amortizations shown in note 13.4.

a)           Revenue from energy supply

	GWh (1)			R$
	2024	2023	2022	2024	2023	2022
Residential	14,430	13,311	11,956	12,970	10,794	10,133
Industrial	17,820	18,343	18,388	5,377	5,903	5,991
Commercial, services and others	11,802	11,443	10,410	6,613	6,314	6,155
Rural	3,578	3,507	3,359	2,528	2,238	2,050
Public authorities	1,031	973	863	937	786	660
Public lighting	973	1,056	1,138	546	498	535
Public services	920	1,055	1,404	728	744	841
Subtotal	50,554	49,688	47,518	29,699	27,277	26,365
Own consumption	30	30	31	-	-	-
Unbilled revenue	-	-	-	92	166	(189)
	50,584	49,718	47,549	29,791	27,443	26,176
Wholesale supply to other concession holders (2)	17,192	17,328	16,777	4,500	4,183	3,894
Wholesale supply unbilled, net	-	-	-	50	45	88
Total	67,776	67,046	64,326	34,341	31,671	30,158

(1)	Data not audited by independent auditors.
(2)

Includes Sale Contracts in the Regulated Market (CCEARs – Contratos de Comercialização de Energia no Ambiente Regulado) through the Surplus and Deficits Offsetting Mechanism (MSCD: Mecanismo de Compensação de Sobras e Déficits), sales on the Free Market, and the revenues from management of generation assets (GAG – Gestão de Ativos da Geração) for the 18 hydroelectric plants of Lot D of Auction no 12/2015.

ANNUAL REPORT AND FORM 20-F | 2024	F-120

b)          Transmission concession revenue

The margin defined for each performance obligation from the transmission concession contract is as follows:

	2024	2023	2022
Construction and upgrades Revenue (1)	425	242	407
Construction and upgrades costs	(290)	(172)	(291)
Margin	135	70	116
Mark-up (%)	46.55%	40.70%	39.86%
Operation and maintenance Revenue (1)	383	373	413
Operation and maintenance cost	(298)	(292)	(287)
Margin	85	81	126
Mark-up (%)	28.52%	27.74%	43.90%

(1)	This breakdown does not include the financial “Interest revenue arising from the financing component in the transmission contract asset” – which is also part of the concession’s transmission revenue.

c)           Other operating revenues

	2024	2023	2022
Charged service	18	21	19
Services rendered	98	85	66
Low-income subsidy	463	401	321
Subsidy SCEE (1)	(14)	129	-
Subsidy Eletrobras	104	51	432
Tariff flags subsidy	153	78	290
CDE subsidy to cover tariff discounts	1,334	984	931
Subsidies associated with the EUST	71	47	31
Rental and leasing	562	412	493
Contractual indemnities	-	6	-
Others	117	102	75
Total	2,906	2,316	2,658

(1)	The variation arises from Cemig D's Annual Tariff Readjustment.

Tariff subsidies

The following subsidies are reimbursed by transfers of funds from the Energy Development Account (Conta de Desenvolvimento Energético – CDE):

▪         Tariff flags subsidy: which are the amount of tariffs paid by users of public energy distribution service provided from incentive-bearing sources, rural supply, nocturnal irrigation, generation by incentive-bearing sources and public service

▪         Low-income subsidy

▪         Subsidy Energy Compensation System (Sistema de Compensação de Energia Elétrica - SCEE), which Aneel released for application in the Tariff Review of 2023 for compensation of distributed generation;

▪         Subsidy Eletrobras: the allowance for the amounts contributed by Eletrobras or its subsidiaries under CNPE Resolution 15/2021, transferred on to holders of energy distribution concessionaries and permissionaries; and

▪         Subsidy linked to Transmission Network Use Charge (Encargo de Uso da Rede de Transmissão - EUST).

In 2024, the revenue from subsidies reimbursed via the CDE was R$1,958 (R$1,565 in 2023).

ANNUAL REPORT AND FORM 20-F | 2024	F-121

Of this amount, the Company has a receivable of R$208 (R$196 on December 31, 2023), recognized in current assets under "Other assets", of which R$197 from Cemig D and R$11 from Cemig GT.

d)      Deductions on revenue

	2024	2023	2022
Taxes on revenue
ICMS	5,743	5,043	4,892
Cofins	3,193	3,032	2,948
PIS/Pasep	693	658	643
Others	7	7	5
	9,636	8,740	8,488
Charges to the customer
Global Reversion Reserve (RGR)	8	12	14
Energy Efficiency Program (PEE)	83	74	69
Energy Development Account (CDE)	3,873	3,949	4,057
Research and Development (R&D)	41	37	35
National Scientific and Technological Development Fund (FNDCT)	59	53	49
Energy System Expansion Research (EPE of MME)	30	27	25
Customer charges - Proinfa alternative sources program	58	63	77
Energy services inspection fee	41	37	33
Royalties for use of water resources	68	53	54
Customer charges - the ‘Flag Tariff’ system	-	-	(252)
CDE on R&D	18	16	15
CDE on PEE	26	23	22
	4,305	4,344	4,198
Total	13,941	13,084	12,686

Accounting policy

Revenue recognition

In general, for the Company and its subsidiaries’ business in the energy sector, gas and other, revenue from contracts with customers is recognized when the performance obligation is satisfied, at an amount that reflects the consideration to which the Company and its subsidiaries expects to be entitled in exchange for the goods or services transferred, which must be allocated to that performance obligation. The revenue is recognized only when it is probable that the Company will collect the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer, considering the customer’s ability and intention to pay that amount of consideration when it is due. Below are the material accounting policies linked to the Company's revenues.

Revenue from energy supply

Revenues from the sale of energy are measured based on the energy supplied and the tariffs specified in the terms of the contract or in effect in the market. Revenues from supply of energy to final customers are recorded when the delivery has taken place. The billing is carried out monthly.

Wind farms are subject to a minimum amount of energy generation to be sold through Proinfa. When the difference between the energy actually generated and the energy contracted is positive, the Company recognizes a receivable that will be settled during the following year. On the other hand, when the difference is negative, the Company makes a provision for non-performance, deducting the revenue for the period.

ANNUAL REPORT AND FORM 20-F | 2024	F-122

Revenue from gas

Revenues from the sale of gas are recognized on a monthly basis, when gas is supplied, based on the volume measured and invoiced, measured in accordance with the tariffs specified in the contractual terms. Revenues from gas distribution are calculated on the basis of the volumes contracted and the volumes actually distributed, in accordance with the contractual terms and regulations.

Revenue from Use of Distribution Systems (TUSD)

Revenues from use of the distribution system (TUSD) received by the Company from other concession holders and other customers that use the distribution network are recognized in the period in which the services are provided.

CVA and Other financial components in tariff adjustments

The results from variations in the CVA account (Parcel A Costs Variation Compensation Account), and in Other financial components in calculation of tariffs, refer to the positive and negative differences between the estimated non-manageable costs of the subsidiary Cemig D and the cost actually incurred. The amounts recognized arise from balances recorded in the current period, homologated or to be homologated in tariff adjustment processes. For more information, please see Note 12.

Revenue from transmission concession

Revenues from transmission concession services are recognized in the income monthly and include:

•         Construction revenue: corresponds to the performance obligation to build the transmission infrastructure. They are recognized according to the stage of completion of the works (construction phase) and measured based on the cost incurred, including PIS/Pasep and Cofins taxes over the total revenues and the income margin of the project. More information in Note 13.

•         Operation and maintenance revenue: corresponds to the performance obligation of operation and maintenance specified in the transmission concession contract, after termination of the construction phase. They are recognized when the services are rendered and the invoices for the RAPs are issued.

•         Financial revenue related to financing component of transmission: corresponds to the significant financing component in the contract asset and is recognized by the effective interest rate method based on the rate determined at the start of the investments, which is not subsequently changed, except for an Periodic Tariff Review process that generates a change in structure of the investments or a change in the rate of return on capital. The average of the implicit rates is 6.86%. The rates are determined for each authorization and are applied on the amount to be received (future cash flow) over the contract duration. This includes financial updating by the inflation index specified for each transmission contract.

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

Revenue on financial updating of the Concession Grant Fee

Represents the inflation adjustment using the IPCA inflation index, plus interest, on the Concession Grant Fee for the concession awarded as Lot D of Auction 12/2015, as described in Note 12.

ANNUAL REPORT AND FORM 20-F | 2024	F-123

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

Government subsidies

Government grants are recognized when there is reasonable assurance that all conditions established and related to the grant will be met and that it will be received, in accordance with IAS 20.

The subsidiary Cemig D receives amounts from the Energy Development Account (CDE) as reimbursement for subsidies on tariffs granted to users of the public energy distribution service – TUSD.

The subsidiaries Cemig GT, Centroeste and Sete Lagoas receive amounts from the Energy Development Account (CDE) as reimbursement for subsidies on tariffs of EUST (charges for use of the transmission system). These amounts are recognized in the Statement of income in a monthly basis as those subsidiaries acquire the right of receive them.

Estimations and judgments

Supply and distribution of electricity and gas

The Company recognizes the revenues corresponding to the supply of energy and unbilled gas for the period between the last billing and the end of each month, estimated based on the contracted supply and the volume of gas consumed and not billed in the period.

The revenues of the gas distribution service are recognized monthly, even if there is no use of the system, namely:

•         Utilization of the contracted capacity in amounts as from 85%: The revenue recognized will correspond to the utilization;

•         Utilization of the contracted capacity in amounts less than 85%: Revenue is capped at a maximum of 85% of the value relative to full utilization.

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

Transmission

The construction margin is defined on the basis of the Company's best estimates of profitability at the time the investment projects are initially conceived. Changes in the initial measurement of the transaction price, which may give rise to a change in the profitability determined organically and remeasurement of the contract asset, are dealt with at the time of the periodic tariff review.

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

The Company assessed the variable parcel effects ('PV'), based on historical data, and concluded that the variable consideration arising from the PV estimated is not material. Therefore, for both situations described, it is recognized as an adjustment to revenue, either as an increase in or a reduction of operation and maintenance revenue, when it occurs.

ANNUAL REPORT AND FORM 20-F | 2024	F-124

27.    OPERATING COSTS, EXPENSES AND OTHER REVENUE

The operating costs and expenses of the Company is as follows:

a) Cost of energy and gas

	2024	2023	2022
Energy purchased for resale
Supply from Itaipu Binacional	1,204	1,207	1,644
Physical guarantee quota contracts	864	918	925
Quotas for Angra I and II nuclear plants	374	364	357
Spot market	1,154	478	530
Proinfa Program	468	511	598
‘Bilateral’ contracts	499	510	493
Energy acquired in Regulated Market auctions	4,564	3,940	3,334
Energy acquired in the Free Market	5,655	5,612	6,003
Distributed generation (‘Geração distribuída’)	3,239	2,331	1,977
PIS/Pasep and Cofins credits	(1,326)	(1,223)	(1,247)
	16,695	14,648	14,614
Charges for use of the national grid
Transmission charges – Basic network	3,466	3,220	2,925
Distribution charges	59	54	50
PIS/Pasep and Cofins credits	(369)	(337)	(304)
	3,156	2,937	2,671

Gas purchased for resale (1)	2,127	2,237	2,735
Total	21,978	19,822	20,020

(1)	The price of the gas molecule acquired by Gasmig is corrected for the variation in Brent-type oil and the variation in the exchange rate.

b) Infrastructure construction cost

	2024	2023	2022
Personnel and managers	172	155	135
Materials	2,325	2,007	2,233
Outsourced services	1,934	1,458	1,052
Acquisition of easements	131	72	16
Others	440	380	100
Total	5,002	4,072	3,536

ANNUAL REPORT AND FORM 20-F | 2024	F-125

c) Operating costs and expenses

	Operating costs			Expected credit loss			General and administrative expenses			Other expenses			2024	2023	2022
	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022
Personnel	1,053	1,000	976	-	-	-	346	308	376	-	-	-	1,399	1,308	1,352
Employees’ and managers’ profit sharing	131	-	-	-	-	-	41	-	4	-	157	79	172	157	83
Post-employment benefits (note 23)	15	-	-	-	-	-	5	-	-	464	591	626	484	591	626
Materials	118	100	93	-	-	-	17	40	55	-	-	-	135	140	148
Outsourced services (C.1)	1,866	1,652	1,433	-	-	-	276	250	273	-	-	-	2,142	1,902	1,706
Depreciation and amortization	1,352	1,247	1,110	-	-	-	24	27	72	-	-	-	1,376	1,274	1,182
Provisions (Reversals) (1)	(163)	333	278	-	-	-	-	-	-	135	101	123	(28)	434	401
Impairment (2)	-	-	-	-	-	-	-	-	-	46	-	-	46	-	-
Expected credit losses of accounts receivable (note 8)	-	-	-	175	175	109	-	-	-	-	-	-	175	175	109
Provision for losses with related party - Renova	-	-	-	-	-	-	-	-	-	-	1	(54)	-	1	(54)
Reversal of provision with related party (3)	-	-	-	-	-	-	-	-	-	(58)	-	-	(58)	-	-
Write-off of financial asset	-	-	-	-	-	-	-	-	-	-	-	172	-	-	172
Other costs and expenses (C.2)	312	240	205	-	-	-	111	82	9	114	181	182	537	503	396
Total	4,684	4,572	4,095	175	175	109	820	707	789	701	1,031	1,128	6,380	6,485	6,121

(1)

This variation is basically due to the reversal of a tax contingency arising from a decision in favor of the company in the lower court, which ordered the cancellation of the collection and the extinction of the tax execution of a lawsuit related to social security contributions on Profit Sharing (PLR). For more details, see note 24.

(2)	This amount includes:
i.

R$41 relating to the recognition of impairment losses on the capital gain of Aliança Norte. For more details, see note 14. This loss is presented in the Operating Segments note as part of the investees segment.

	ii.	R$5 referring to outstanding debts with customer, due to disagreement in values. Arbitration procedure was initiated by the customer.
(3)

Refers to contractual obligations towards the investee Aliança Geração corresponding to contingencies whose triggering event is events that occurred before the closing of the transaction that resulted in the contribution of assets by Cemig GT and Vale S.A. in the capital of this investee On March 27, 2024, the CCVA was signed for the sale of the stake held by Cemig GT in the share capital of Aliança Geração to Vale S.A.. On August 13, 2024, with the conclusion of the sale, Vale S.A. and Cemig GT jointly signed an agreement to extinguish and discharge these contingencies, which resulted in the reversal of the provision in August 2024.

C.1) Outsourced services

	2024	2023	2022
Meter reading and bill delivery	159	161	146
Communication	182	169	153
Maintenance and conservation of electrical facilities and equipment	799	708	589
Building conservation and cleaning	90	85	73
Security services	22	20	17
Consultancy	19	21	39
Information technology	185	174	146
Disconnection and reconnection	72	87	90
Legal services	38	32	40
Environment services	86	58	49
Cleaning of power line pathways	154	117	91
Copying and legal publications	18	17	18
Inspection of customers	48	45	41
Contract labor	49	38	23
Others	221	170	191
Total	2,142	1,902	1,706

ANNUAL REPORT AND FORM 20-F | 2024	F-126

C.2) Other costs and expenses, net

	2024	2023	2022
Leasing and rentals	-	3	16
Advertising	29	14	9
Own consumption	28	23	24
Subsidies and donations	49	29	26
Insurance	10	22	24
CCEE annual charge	9	7	6
Forluz – Administrative running cost	40	40	36
Collecting agents	60	72	77
Net loss on deactivation and disposal of assets	213	210	127
Taxes (IPTU, IPVA and other)	25	10	8
Others	74	73	43
Total	537	503	396

Programmed Voluntary Severance Plan (PDVP)

In May 2024, the Company approved its 2024 PDVP, offering employees acceptance of the plan from May 27 to June 21, 2024. This period was subsequently reopened from June 26 to June 28, 2024, and the final result was accepted by 357 employees. The program provided for the payment of the same legal severance payments would apply to a ‘dismissal without just cause’, plus an additional premium, as indemnity.

Spending on the program totaled R$78, recognized in Personnel costs and Personnel expenses.

d) Other revenue

	2024	2023	2022
Gains arising from the sale of PP&E (note 31a)	43	-	-
Gain on disposal of investment
Aliança Geração (note 31b)	1,617	-	-
Baguari Energia	-	261	-
Retiro Baixo	-	27	-
MESA	-	30	-
Renova	-	-	52
Bargain purchases (1)	14	-	5
Adjustment to fair value of the previous shareholding interest (2)	-	9	-
Periodic Tariff Review, net (3)	1,521	-	-
Total	3,195	327	57

(1)

This amount is made up of advantageous purchases arising from acquisitions made by Cemig SIM, of which R$10 refers to the acquisition of UFV Jequitibá II and R$4 refers to the acquisition of Jequitibá I. For more details see Note 14.

(2)

This refers to the gain on adjustment to fair value of the previous shareholding interest recognized in the process of acquisition by Cemig SIM, in the 2023 fiscal year, of the remaining 51% of UFV Campo Lindo 1, UFV Campo Lindo 2 and UFV Olaria 1.

(3)	This amount is net of PIS/Pasep and Cofins taxes. The total added to Contractual Assets was R$1,676. For more details see Note 13.

ANNUAL REPORT AND FORM 20-F | 2024	F-127

28.  FINANCE INCOME AND EXPENSES

	2024	2023	2022
FINANCE INCOME
Income from financial investments	436	452	468
Interest on sale of energy	299	286	337
Foreign exchange variations – Itaipu	-	7	17
Foreign exchange variations - Loans	-	277	338
Monetary variations	87	163	108
Monetary variations – CVA	16	76	185
Gain on financial instruments – Swap	147	-	-
Monetary updating of escrow deposits	69	82	82
PIS/Pasep and Cofins charged on finance income (1)	(205)	(197)	(117)
Prepayment rents	5	4	5
Monetary updating on PIS/Pasep and Cofins taxes credits over ICMS (2)	392	-	-
IRPJ credit update on Worker's Food Program (note 9)	59	-	-
Others	125	122	77
	1,430	1,272	1,500
FINANCE EXPENSES
Charges on loans and debentures (Note 20)	(989)	(1,013)	(928)
Cost of debt – amortization of transaction cost	(19)	(14)	(7)
Foreign exchange variations - Loans	(464)	-	-
Premium on repurchase of debt securities (Eurobonds)	-	-	(47)
Foreign exchange variations – Itaipu	(37)	-	-
Monetary updating – Loans and debentures	(248)	(148)	(167)
Charges and monetary updating on post-employment obligations	(4)	(20)	(40)
Loss on financial instruments – Swap	-	(177)	(438)
Monetary updating on PIS/Pasep and Cofins taxes credits over ICMS (2)	-	(41)	(1,294)
Monetary updating – Lease liabilities	(27)	(35)	(27)
Financial expenses (R&D and PEE)	(30)	(38)	(38)
Estimated update of distributed generation credits, net (3)	(38)	-	-
Others	(95)	(165)	(80)
	(1,951)	(1,651)	(3,066)
NET FINANCE EXPENSES	(521)	(379)	(1,566)

(1)	PIS/Pasep and Cofins expenses are levied on financial income and interest on own capital.
(2)

The interest of the tax credits related to PIS/Pasep and Cofins, arising from the exclusion of ICMS from its calculation basis, and the liability to be refunded to consumers is presented by net value. With the offsetting of the credits, the liability to be refunded to consumers exceeded the value of the credits to be received, generating a net financial expense for the comparative periods. With the adjustment of the liability, in May 2024, of R$411, the Company now has net financial income. For more information, see note 19.

(3)

Estimated update of the distributed generation credits to be compensated by consumers, due to the effect of the tariff adjustment, net of the portion corresponding to the financial income from the estimated neutrality on the distributed generation credits, in the amount of R$39.

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

ANNUAL REPORT AND FORM 20-F | 2024	F-128

29.  RELATED PARTY TRANSACTIONS

The relationships between Cemig and its investees are described in the investment note (No. 14). The main consolidated balances and transactions, as well as the main conditions relating to the Company's business with related parties, are shown below:

Transactions with energy

Company	ASSETS		LIABILITIES		REVENUES		EXPENSES
	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023	2024	2023	2024	2023
Aliança Geração (1)	-	3	-	22	33	49	(138)	(234)
Norte Energia	-	-	33	31	-	-	(290)	(278)
Paracambi	-	-	3	2	-	-	(31)	(30)
Hidrelétrica Pipoca	-	-	4	3	-	2	(46)	(47)
Taesa	-	-	-	-	-	-	(1)	-

(1)	This company was a Related Party of the Company until August 13, 2024, when the process of its sale to Vale S.A. was completed. For more details see Note 31.

The sale and purchase of electricity between generators and distributors are carried out through auctions in the regulated contracting environment organized by the Federal Government. In the free contracting environment, in turn, they are carried out by means of auctions or direct contracting, according to the applicable legislation. Electricity transport operations, on the other hand, are carried out by the transmitters and result from the centralized operation of the National Interconnected System by the National System Operator (ONS).

Charges

Company	ASSETS		LIABILITIES		REVENUES		EXPENSES
	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023	2024	2023	2024	2023
Connections charges
Taesa	-	-	-	-	-	-	(5)	(6)
Transmission charges
Aliança	-	-	-	-	1	1	-	-
Norte Energia	9	3	-	-	33	30	-	-
Taesa	-	-	11	12	-	-	(146)	(138)

Connection charges are financial amounts set and approved by Aneel for use of connection facilities and/or connection points in the transmission system, payable by the accessing party to the connected agent.

Transmission charges are monthly amounts payable by users to holders of transmission concessions for the provision of transmission services, calculated according to the tariffs and the contracted amounts of use of the transmission system, in accordance with regulations set by Aneel.

Customers and traders

Company	ASSETS		LIABILITIES		REVENUES		EXPENSES
	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023	2024	2023	2024	2023
Governo do Estado de Minas Gerais	11	45	-	-	231	194	-	-

ANNUAL REPORT AND FORM 20-F | 2024	F-129

The “Customers and Traders” balance that the Company holds with the controlling entity refers to sale of electricity to the government of Minas Gerais State – the price of the supply is that decided by Aneel through a Resolution which decides the Company’s annual tariff adjustment.

Provision of services

Company	ASSETS		LIABILITIES		REVENUES		EXPENSES
	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023	2024	2023	2024	2023
Aliança Geração	-	1	-	-	9	7	-	-
Guanhães	-	-	-	-	2	-	-	-
Paracambi	-	-	-	-	1	-	-	-
Taesa	1	-	-	-	2	2	-	-

The balances for services rendered refer to contracts for the provision of operation and maintenance services for power plants, transmission networks and distribution networks.

Accounts Receivable

Company	ASSETS		LIABILITIES		REVENUES		EXPENSES
	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023	2024	2023	2024	2023
Governo do Estado de Minas Gerais	13	13	-	-	-	-	-	-

This refers to the recalculation of the monetary correction of amounts related to advance for future capital increase returned to the State of Minas Gerais. These receivables are guaranteed by the retention of dividends or interest on equity distributed to the State, in proportion to its participation, while the delay and/or default persists.

Provision of legal services

Company	ASSETS		LIABILITIES		REVENUES		EXPENSES
	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023	2024	2023	2024	2023
Aliança Geração (a)	-	-	-	58	-	-	-	(3)
Guanhães Energia (b)	-	-	17	-	-	-	-	-
Cemig D (b)	-	-	10	-	-	-	-	-
Governo do Estado de Minas Gerais (b)	27	-	-	-	-	-	-	-

a)

Refers to contractual obligations towards the investee Aliança Geração corresponding to contingencies that have as triggering events that occurred before the closing of the transaction that resulted in the contribution of assets by Cemig and Vale S.A. to the capital of this investee. On March 27, 2024, the CCVA was signed to sell the interest held by the Company in the share capital of Aliança Geração to Vale S.A.. On August 13, 2024, with the completion of the sale, Vale S.A. and Cemig GT jointly signed an agreement to terminate and discharge these contingencies, which resulted in the provision being reversed in August 2024.

b)

This refers to the agreement signed between the State of Minas Gerais, Cemig, Alpargatas, Guanhães and Cemig D. On December 21, 2012, the State of Minas Gerais signed Contract 021/2012 for execution of certain works and services in energy infrastructure in the state of Minas Gerais, and contracted Cemig for execution of the works.

ANNUAL REPORT AND FORM 20-F | 2024	F-130

The works were carried out by Cemig D for the benefit of Alpargatas and Guanhães Energia, but the State of Minas Gerais did not transfer funds to Cemig within the appropriate time, which resulted in disbursements by Cemig D, executor of the works, and by Guanhães Energia. Cemig D disbursed funds for the completion of the works for the benefit of Alpargatas, and Guanhães Energia disbursed funds for the completion of the works that were for its own benefit.

On June 14, 2024, an Agreement prior to Action was entered into between the companies involved, and the State undertook to pay R$32 to Cemig in 36 installments of R$0.9 with a base date of May 2024, starting in July 2024. As part of the agreement Cemig undertook to pay on to Guanhães Energia the appropriate amounts due to it, and (in accordance with a power of attorney issued by Alpargatas for the benefit of Cemig D), to pay Cemig D the amounts due to it.

The financial details of the agreement are as follows:

i)      the first installment will be adjusted by the Amplified Consumer Price Index – IPCA, and then not further adjusted until the 12th installment;

ii)    from the 13th to the 36th installment, the amount paid in June 2024 will be adjusted monthly by the IPCA;

iii)  all installments are due on the last business day of the month, starting in July 2024.

Interest on Equity, and dividends

Company	ASSETS		LIABILITIES		REVENUES		EXPENSES
	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023	2024	2023	2024	2023
Taesa	111	49	-	-	-	-	-	-

FIC Pampulha

Company	ASSETS		LIABILITIES		REVENUES		EXPENSES
	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023	2024	2023	2024	2023
Current
Cash and cash equivalents	159	351	-	-	-	-	-	-
Marketable securities	357	771	-	-	16	51	-	-
Non-current
Marketable securities	135	-	-	-	-	-	-	-

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

ANNUAL REPORT AND FORM 20-F | 2024	F-131

Leasing

Company	ASSETS		LIABILITIES		REVENUES		EXPENSES
	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023	2024	2023	2024	2023
Current
Operating leasing	-	-	19	27	-	-	(25)	(33)
Non-current
Operating leasing	180	185	195	187	-	-	-	-

This is a contract with Fundação Forluminas de Seguridade Social (Forluz), the closed private pension fund (Entidade Fechada de Previdência Complementar – EFPC) of employees of the Cemig Group, the owner of the building (the Júlio Soares Building). On March 27, 2024, the company signed an addendum for the return of 5 floors of the Júlio Soares Building, changing the rental values and removing Gasmig and Cemig Sim from the contract. The new base date for the contract began on April 1, 2024, and will run until March 2029, being adjusted annually by the IPCA and having its prices reviewed every 60 months.

Post-employment benefit

Company	ASSETS		LIABILITIES		REVENUES		EXPENSES
	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023	2024	2023	2024	2023
FORLUZ
Current
Post-employment obligations (1)	-	-	53	126	-	-	(214)	(280)
Supplementary pension contributions - Defined contribution plan (2)	-	-	-	-	-	-	(89)	(81)
Administrative running costs (3)	-	-	-	-	-	-	(40)	(40)
Non-current
Post-employment obligations (1)	-	-	1,648	2,230	-	-	-	-
	-	-	-	-	-	-	-	-
Cemig Saúde
Current
Health plan and dental plan (4)	-	-	208	230	-	-	(274)	(388)
Non-current
Health plan and dental plan (4)	-	-	2,396	2,830	-	-	-	-

The Company has contractual obligations to a group of retired former employees in which it is responsible for ensuring funds for the cost of a supplementary pension plan, called Forluz, and for the running costs of a health plan, called Cemig Saúde. The main conditions related to the post-employment benefits are as follows:

(1)

Forluz's contracts are adjusted by the Broad National Consumer Price Index - IPCA of the Brazilian Institute of Geography and Statistics - IBGE, plus interest of 6% per year and will be amortized until 2031;

(2)	Company's contributions to the Pension Fund regarding the employees participating in the Mixed Plan and calculated over monthly remunerations in conformity with the Fund's regulation;
(3)	Funds for the annual administrative funding of the Pension Fund in accordance with the specific legislation for the sector. The amounts are estimated as a percentage of the Company's payroll;
(4)	Post-employment obligations related to the employees' health and dental plan.

Details of post-employment benefits can be found in note 23.

ANNUAL REPORT AND FORM 20-F | 2024	F-132

Dividends receivable

	Dec. 31, 2024	Dec. 31, 2023
Taesa	111	50
Total	111	50

Guarantees on loans and debentures

Cemig has provided guarantees on Loans and debentures of the following related parties - not consolidated in the financial statements because they relate to jointly controlled entities:

Related party	Type	Objective	2024	Maturity
Norte Energia (NESA) (1)	Surety	Financing	2,524	2042
Norte Energia S.A (NESA)/Light (2)	Counter-guarantee	Financing	684	2042
Norte Energia (NESA)	Surety	Debentures	81	2030
			3,289

(1)	Related to Norte Energia loans.
(2)	Counter-guarantee to Light, related to execution of guarantees of the Norte Energia loans.

On December 31, 2024, Management evaluate that there is no need to recognize any provisions in the Company’s financial statements for the purpose of meeting any obligations arising under these sureties and/or guarantees.

Remuneration of key management personnel

The total remuneration of key personnel, comprising the Executive Board, the Fiscal Council, the Audit Committee and the Board of Directors, are within the limits approved at a General Shareholders’ Meeting, and the effects on the Statement of income of the year ended December 31, 2024, 2023 and 2022, are as follows:

	2024	2023	2022
Remuneration	34	29	29
Income sharing	8	7	6
Pension plans	2	2	2
Total	44	38	37

ANNUAL REPORT AND FORM 20-F | 2024	F-133

30.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)      Financial instruments classification and fair value

The financial instruments, classified in accordance with the accounting principles, are as follows:

		Dec. 31, 2024		Dec. 31, 2023
	Level	Balance	Fair value	Balance	Fair value
Financial assets
Amortized cost (1)
Marketable securities – Cash investments		142	142	11	11
Accounts receivable from Customers and traders; Concession holders (transmission service)		5,850	5,850	5,477	5,477
Restricted cash		235	235	31	31
Accounts receivable from the State of Minas Gerais (AFAC)		40	40	13	13
Concession financial assets – CVA (Parcel ‘A’ Costs Variation Compensation) Account and Other financial components		1,296	1,296	806	806
Concession grant fee – Generation concessions		3,098	3,098	3,031	3,031
		10,661	10,661	9,369	9,369
Fair value through profit or loss
Cash equivalents – Cash investments	2	1,629	1,629	1,342	1,342
Marketable securities
Bank certificates of deposit (CDBs)	2	-	-	74	74
Financial Notes – Banks	2	279	279	475	475
Treasury Financial Notes (LFTs)	1	72	72	214	214
		1,980	1,980	2,105	2,105
Derivative financial instruments (Swaps)	2	-	-	368	368
Concession financial assets – Distribution infrastructure	3	2,807	2,807	1,920	1,920
Indemnifiable receivable – Generation	3	871	871	784	784
		5,658	5,658	5,177	5,177
		16,319	16,319	14,546	14,546

Financial liabilities
Amortized cost (1)
Loans and debentures (2)		(12,280)	(11,934)	(9,831)	(9,831)
Debt with pension fund (Forluz)		-	-	(90)	(90)
Deficit of pension fund (Forluz)		(494)	(484)	(521)	(521)
Concessions payable		(27)	(27)	(28)	(28)
Suppliers		(2,952)	(2,952)	(3,017)	(3,017)
Leasing liabilities (Adjusted for remeasurements)		(429)	(429)	(433)	(433)
Sector financial liabilities		(16)	(16)	-	-
		(16,198)	(15,842)	(13,920)	(13,920)

(1)	The book value represents the approximate fair value amount, except for loans, debentures and pension fund deficit equalization in relation to the amounts as of December 31, 2024.
(2)	The fair value presented is net of the transaction costs and anticipated resources presented in note 20.

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

ANNUAL REPORT AND FORM 20-F | 2024	F-134

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

•         Level 3 - No active market - No observable inputs: Fair value is determined based on generally accepted valuation techniques, such as on discounted cash flow analysis or other valuation techniques, including non-observable data, such as the measurement at new replacement value (NRV). Non-observable data should be used to measure fair value where significant observable data is not available, admitting situations in which there is little or no market activity at the measurement date. Non-observable data are developed using the best possible information available in the circumstances, which may include the entity’s own data.

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

Fair value calculation of financial positions

Distribution infrastructure concession financial assets: these are measured at New Replacement Value (NRV), according to criteria established by the Concession-granting power (‘Grantor’), based on fair value of the concession assets in service and which will be revertible at the end of the concession, and on the weighted average cost of capital (WACC) defined by the Grantor, which reflects the concession holder’s return on the operations of the concession. The NRV and the WACC are public information disclosed by the Grantor and by CEMIG respectively. The gas distribution assets are measured at the construction cost adjusted by the General Market Prices Index (Índice Geral de Preços de Mercado - IGPM). Changes in concession financial assets are disclosed in Note 12.

Indemnifiable receivable - generation: measured at NRV, as per criteria set by regulations of the grantor power, based on the fair value of the assets to be indemnify at the end of the concession. For more information, see Note 13.

Marketable securities: Fair value of financial investments is determined taking into consideration the market prices of the investment, or market information that makes such calculation possible, considering future interest rates and exchange of investments to similar securities. The market value of the security is deemed to be its maturity value discounted to present value by the discount rate obtained from the market yield curve.

Other financial liabilities: Fair value of its Loans and debentures were determined using 111.43% of the CDI rate - based on its most recent funding. For the loans and debentures, with annual rates between (i) a minimum of IPCA + 4.10% and a maximum of IPCA + 7.62% and (ii) a minimum of CDI + 0.47% and a maximum of CDI + 2.05%. The difference between book value and fair value is impacted mainly by macroeconomic conditions (inflation and interest rates), as well as the dynamics of the credit market, which is reflected in secondary capital market trading.

b)      Derivative financial instruments

Swap transactions and currency options

Considering that part of the Loans of the Company’s subsidiaries was denominated in foreign currency, the companies used derivative financial instruments (swaps and currency options) to protect the servicing associated with these debts (principal plus interest).

ANNUAL REPORT AND FORM 20-F | 2024	F-135

The gains and losses realized in 2024 and 2023 are shown below:

Assets	Liability	Maturity period	Product	Trade market	Notional amount	Realized gain / loss
						2024	2023
US$ exchange variation + Rate (9.25% p.y.)	Local currency R$ + 149.99% of CDI	Interest: Half-yearly Principal: Dec. 2024	Swap + Options	Over the counter	US$120.000	212	97
US$ exchange variation + Rate (9.25% p.y.)	Local currency R$ + 125.54% of CDI	Interest: Half-yearly Principal: Dec. 2024	Swap + Options	Over the counter	US$261.110	302	87
US$ exchange variation higher than R$5.1110	US$ exchange variation higher than R$5.1110	April 13, 2023 December 05, 2023	NDF	Over the counter	US$392.344	-	(79)
US$ exchange variation higher than R$4.9675	US$ exchange variation higher than R$4.9675	December 05, 2023 December 19, 2023	NDF	Over the counter	US$376.550	-	(38)
						514	67

The six-monthly payment of swap interest in June 2024 resulted in a negative item of R$7, with cash outflow of this amount.

The hedge transaction, relating to the outstanding total of US$381,110, was fully settled on December 5, 2024, resulting in a positive result of R$521, and net cash inflow of R$443.

As a result, at December 31, 2024 Cemig GT now has no derivative financial instruments in effect.

More details on the liquidation of Eurobonds in note 20.

c)       Financial risk management

Corporate risk management is a management tool that is part of the Company’s corporate governance practices, and is aligned with the process of planning, which sets the Company’s strategic business objectives.

The economic-financial risk is associated with ineffective management and control of the organization’s financial resources, and also market variations, such as availability of credit, exchange rates, and movements in interest rates.

The Company monitor the financial risk of transactions that could negatively affect the Company’s liquidity or profitability, recommending hedge protection strategies to minimize its exposure to foreign exchange rate, interest rate and inflation risks, which are effective, in alignment with the Company’s business strategy.

The main exposure risks of the Company and its subsidiaries are described below in this explanatory note:

The scenarios for the sensitivity analysis were developed using market sources and specialized sources. The Company considers ‘probable’ and ‘adverse’ scenarios for financial assets and liabilities. A scenario is considered adverse when it generates a reduction in net gains on financial assets (i.e. the ‘adverse’ scenario results in lower rates of return than the ‘probable’ scenario), or an increase in net financial liabilities (higher in the ‘adverse’ than in the ‘probable’ scenario), for the same risk.

Exchange rate risk

The Company is exposed to the risk of appreciation in exchange rates, with effect on suppliers (energy purchased from Itaipu) and cash flow.

The risk exposure of group is mitigated by the account for compensation of variation of parcel A items (CVA).

ANNUAL REPORT AND FORM 20-F | 2024	F-136

The net exposure to exchange rates is as follows:

Exposure to exchange rates	Dec. 31, 2024		Dec. 31, 2023

	Foreign currency	R$	Foreign currency	R$
US dollar
Loans and financing (note 20)	-	-	(384)	(1,857)
Suppliers (Itaipu Binacional)	(34)	(210)	(50)	(240)
	(34)	(210)	(434)	(2,097)
Net liabilities exposed		(210)		(2,097)

Sensitivity analysis

Based on finance information from its financial consultants, the Company estimates that in a probable scenario the variation of the exchange rates of foreign currencies in relation to the Real on December 31, 2025 will be a depreciation of the dollar by 7.92%, to R$5.70.

The Company has prepared a sensitivity analysis of the effects on the Company’s net income arising from depreciation of the Real exchange rate considering an adverse scenario in relation to the probable scenario.

Risk: foreign exchange rate exposure	Dec. 31, 2024	Dec. 31, 2025
	Book value	Probable' scenario	Adverse scenario
		Dollar R$5.7	Dollar R$6.48
US dollar
Suppliers (Itaipu Binacional)	(210)	(194)	(220)
Net liabilities exposed	(210)	(194)	(220)
Net effect of exchange rate fluctuation		16	(10)

Interest rate risk

The Company is exposed to the risk of decrease in Brazilian domestic interest rates on December 31, 2024. This risk arises from the effect of variations in Brazilian interest rates on net financial income comprised by financial revenues from cash investments made by the Company, and also to the financial assets related to the CVA and other financial components, net of the effects on financial expenses associated to loans and debentures in Brazilian currency, and also sectorial financial liabilities.

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

This exposure occurs as a result of net assets indexed to variation in interest rates, as follows:

	Dec. 31, 2024	Dec. 31, 2023
Assets
Cash equivalents – Cash investments – CDI	1,629	1,342
Marketable securities – CDI / Selic	493	774
Generation indemnity revenue	871	784
Restricted cash – CDI	235	31
CVA and in tariffs (Note 12.d) – Selic	1,296	806
	4,524	3,737
Liabilities
Loans and debentures (Note 20) – CDI	(4,882)	(3,508)
Sector financial liabilities (note 12.d)	(16)	-
	(4,898)	(3,508)
Net liabilities exposed (1)	(374)	229

(1)     The variation in net liabilities exposed is mainly due to the issuance of debentures in 2024.

ANNUAL REPORT AND FORM 20-F | 2024	F-137

Table of Content

Sensitivity analysis

In relation to the most significant interest rate risk, the Company estimate that in a probable scenario the Selic rate will be 15% and the TJLP rate will be 7.94% on December 31, 2025.

The Company made a sensitivity analysis of the effects on results considering an adverse scenario in relation to the probable scenario, as shown in the table below. The CDI rate follows the Selic rate.

Risk: Increase in Brazilian interest rates	Dec. 31, 2024	Dec. 31, 2025
	Book value	Probable' scenario	Adverse scenario
		Selic 15%	Selic 15.25%
		TJLP 7.94%	TJLP 8.26%
Assets
Cash equivalents	1,629	1,873	1,877
Marketable securities	493	566	568
Generation indemnity revenue (nota 12.b)	871	1,001	941
Restricted cash	235	270	271
CVA and Other financial components – SELIC (Note 12.d)	1,296	1,490	1,493
	4,524	5,200	5,150
Liabilities
Loans and financing (Note 20) – CDI	(4,882)	(5,614)	(5,627)
CVA and Other financial components – SELIC (Note 12.d)	(16)	(18)	-
	(4,898)	(5,632)	(5,627)

Net liabilities exposed	(374)	(432)	(477)
Net effect of fluctuation in interest rates		(58)	(103)

Increase in inflation risk

The Company is exposed to the risk of increase in inflation index on December 31, 2024. A portion of the loans and debentures as well as the pension fund liabilities are adjusted using the IPCA (Expanded National Customer Price). The revenues are also adjusted using the IPCA and IGP-M index, mitigating part of the Company risk exposure.

This table presents the Company’s net exposure to inflation index:

Exposure to increase in inflation	Dec. 31, 2024	Dec. 31, 2023
Assets
Concession financial assets related to Distribution infrastructure - IPCA	2,807	1,920
Concession Grant Fee – IPCA (Note 12.c)	3,098	3,031
	5,905	4,951
Liabilities
Loans and debentures – IPCA and IGP-DI (Note 20)	(7,547)	(4,522)
Debt with pension fund (Forluz) – IPCA	-	(90)
Deficit of pension plan (Forluz) – IPCA	(494)	(521)
Leasing liabilities	(429)	(433)
	(8,470)	(5,566)
Net liabilities exposed	(2,565)	(615)
(1)	Portion of the concession financial assets relating to the Regulatory Remuneration Base of Assets ratified by the grantor (Aneel) after the 4th tariff review cycle.

ANNUAL REPORT AND FORM 20-F | 2024	F-138

Sensitivity analysis

In relation to the most significant risk of reduction in inflation index, reflecting the consideration that the Company has more assets than liabilities indexed to inflation indexes, the Company estimates that, in a probable scenario, at December 31, 2025 the IPCA inflation index will be 4.5% and the IGPM inflation index will be 3.76%. The Company has prepared a sensitivity analysis of the effects on its net income arising from reductions in rates in an adverse scenario.

	Dec. 31, 2024	Dec. 31, 2025
	Book value	Probable' scenario	Adverse scenario
		IPCA 4.5%	IPCA 8.08%
		IGPM 3.76%	IGPM 9.47%
Assets
Concession financial assets related to Distribution infrastructure – IPCA (1)	2,715	2,837	2,934
Concession financial assets related to gas distribution infrastructure – IGPM	92	96	101
Concession Grant Fee – IPCA (Note 12.c)	3,098	3,238	3,349
	5,905	6,171	6,384
Liabilities
Loans, financing and debentures – IPCA and IGP-DI (Note 20)	(7,547)	(7,887)	(8,157)
Deficit of pension plan (Forluz)	(494)	(516)	(534)
Leasing liabilities	(429)	(449)	(464)
	(8,470)	(8,852)	(9,155)
Net liability exposed	(2,565)	(2,681)	(2,771)
Net effect of fluctuation in IPCA and IGP–M indexes		(116)	(206)

(1)	Portion of the Concession financial assets relating to the Regulatory Remuneration Base of Assets ratified by the grantor (ANEEL) after the 4th tariff review cycle.

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

ANNUAL REPORT AND FORM 20-F | 2024	F-139

The flow of payments of the Company’s obligation to suppliers, debts with the pension fund, Loans and debentures, at floating and fixed rates, including future interest up to contractual maturity dates, is as follows:

	Up to 1 month		1 to 3 months		3 months to 1 year		1 to 5 years		Over 5 years		Total
	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest
Financial instruments at interest rates:
- Floating rates (*)
Loans and debentures	-	-	324	216	2,414	706	5,354	2,217	5,902	1,513	18,646
Onerous concessions	-	-	1	-	3	-	14	-	15	-	33
Deficit of the pension plan (FORLUZ)	5	2	10	5	45	21	304	81	207	15	695
	5	2	335	221	2,462	727	5,672	2,298	6,124	1,528	19,374
- Fixed rate
Suppliers	2,787	-	163	-	2	-	-	-	-	-	2,952
Total	2,792	2	498	221	2,464	727	5,672	2,298	6,124	1,528	22,326

(*) The lease payment flow is presented in note 17.

Risk of debt early maturity

The Company’s subsidiaries have loan contracts with restrictive covenants normally applicable to this type of transaction, related to compliance with a financial index. Non-compliance with these covenants could result in earlier maturity of debts. More details in Note 20.

Credit risk and other risks

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

The estimated credit losses recorded on December 31, 2024, considered to be adequate in relation to the credits in arrears receivable by the Company and its subsidiaries was R$850 (R$868 in 2023).

Company and its subsidiaries manage the counterparty risk of financial institutions based on an internal policy, which is constantly updated. This Policy assesses and scales the credit risks of the institutions, the liquidity risk systemic risk related to macroeconomic and regulatory conditions, the market risk of the investment portfolio and the Treasury operational risk.

All investments are made in financial securities that have fixed-income characteristics, always indexed to the CDI rate, and may be of public or private capital as well as financial or non-financial entities. The Company does not carry out any transactions in variable income securities or that would bring volatility risk into its financial statements.

As a management instrument, the Company and its subsidiaries divide the investment of its funds into direct purchases of securities (own portfolio) and investment funds. The investment funds invest the funds exclusively in fixed income products, having companies of the Group as the only unit holders. They obey the same policy adopted in the investments for the Company’s directly-held own portfolio.

ANNUAL REPORT AND FORM 20-F | 2024	F-140

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

Risk of continuity of the concession

The risk to continuity of the distribution concession arises from the new terms included in the extension of CEMIG D’s concession for 30 years from January 1, 2016, as specified by Law 12,783/13. The extension introduced changes to the present contract, conditional upon compliance by the distributor with new criteria for quality, and for economic and financial sustainability. The amendment included annual targets for these indicators, which had to be met by 2020. Failure to meet them in two consecutive years or in 2020 would result in the concession being forfeited.

ANNUAL REPORT AND FORM 20-F | 2024	F-141

As of 2021, the contract established that failure to meet the quality criteria for three consecutive years or the minimum parameters for economic and financial sustainability for two consecutive years will result in the opening of forfeiture proceedings. This rule was regulated by Normative Resolution 948/2021, summarized as follows:

Indicator	Criteria	Measures arising from non-compliance
Economic and financial management	In the base year	Capital contribution (1)
Limitation on the distribution of dividends and interest on own capital
Restrictive regime for contracts with related parties
Economic and financial management	2 consecutive years	Expiry of the concession
Quality of supply	In the base year	Results plan (2)
Quality of supply	2 consecutive years or 3 of the previous 5 calendar years	Limitation on the distribution of dividends and interest on own capital (3)
Quality of supply	3 consecutive years	Expiry of the concession

(1)	Within 180 days of the end of each financial year, for the total insufficiency that occurs in reaching the Minimum Parameter for Economic and Financial Sustainability.
(2)

Failure to comply with any of the DEC or FEC limits for one year makes it compulsory for the concessionaire to present a Results Plan, which must be submitted for Aneel's prior acceptance and monitored in its execution by the inspection areas.

(3)	This limitation will come into effect on January 1st of the calendar year following the year in which the indicator was not met.

The quality of supply criterion is measured by the collective continuity indicators: DEC (Equivalent Interruption Duration per Consumer Unit) and FEC (Equivalent Interruption Frequency per Consumer Unit). They are considered to have been breached when, separately or jointly, the result of each indicator exceeds the overall annual limits set by Aneel.

The efficiency criterion in relation to economic and financial management is measured by the following inequality:

1. Net debt corresponds to gross debt less Financial Assets, with the exception of Financial Assets and Liabilities under administrative or judicial discussion. Debt will correspond to the sum of liabilities made up of loans, financing, debentures, actuarial liabilities (private pension and post-employment benefits), tax installments, derivative financial instruments, taxes in arrears, sector costs and charges in arrears and renegotiated, sector financial liabilities that are not under administrative or judicial discussion, supply/purchase of electricity for resale (short-term without tariff coverage).

2. EBITDA calculated in accordance with the methodology defined by Aneel.

3. QRR: Regulatory Reintegration Quota or Regulatory Depreciation Expense: will be the amount defined in the last Periodic Tariff Review - RTP, updated by the variation in Regulatory Parcel B and calculated on a pro rata basis.

4. Selic: should be limited to 9.009% per year if it exceeds this percentage and 6.006% if it is lower than the latter.

This criterion is considered not to have been met when there is non-compliance with the inequality or when the EBITDA is less than the QRR.

The efficiency criteria related to continuity of supply and economic and financial management for maintaining Cemig D's concession were met in the year ending December 31, 2023. For the year 2024, the calculation has not yet taken place and will be carried out when the Regulatory Accounting Statements are released.

ANNUAL REPORT AND FORM 20-F | 2024	F-142

The efficiency criteria for continuity of supply and for economic and for financial management, required to maintain the distribution concession, were met in the year ended December 31, 2024.

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

d)      Capital management

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

Accounting policy

Financial assets are classified, at initial recognition, as measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through income or loss, depending on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. Cemig and its subsidiaries currently have no financial assets measured at fair value through other comprehensive income (OCI).

ANNUAL REPORT AND FORM 20-F | 2024	F-143

Financial liabilities, as a rule, should be classified as measured at amortized cost, except when they fall within the characteristics for measurement at fair value through profit or loss, or in the case of any other exceptions introduced by the standard.

The corresponding disclosures on the main assumptions used in the fair value valuations are summarized in the respective notes.

Amortized cost: This category includes financial assets that (i) are held within the Company's business model for the purpose of receiving contractual cash flows and (ii) the contractual terms of these assets give rise to known cash flows that exclusively constitute payment of principal and interest, as follows: accounts receivables from customers, traders and concession holders; restricted cash; marketable debt securities with the intention of holding them until maturity and the terms of their contracts originate known cash flows that constitute exclusively payments of principal and interest; assets and liabilities related to the CVA account and Other financial components in tariff adjustments; concession financial assets related to generation concession grant fee and accounts receivable from related parties.

This category includes the following financial liabilities: suppliers; leasing liabilities; loans and debentures; debt agreed with the pension fund (Forluz); concessions payable; the low-income subsidy; reimbursement of tariff subsidies; and other credits.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate (EIR). Gains and losses are recognized in income or loss when the asset is derecognized, modified or impaired.

Estimates and judgments

Fair value through income or loss: This category includes cash equivalents and securities that are not classified as amortized cost, as well as derivative financial instruments and indemnities receivable from generation assets.

Also includes the concession financial assets related to energy and gas distribution segment infrastructure. The financial assets related to energy distribution infrastructure are measured at the expected New Replacement Value (NRV), which represents the fair value of the residual value of the infrastructure as of the balance sheet date. The financial assets related to gas distribution infrastructure are measured based on the historical cost adjusted by the IGP-M, less write-offs and replacements, which corresponds to the fair value on the date of the financial statements.

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

The disclosures about the main assumptions used in fair value measurement are summarized in the respective notes.

ANNUAL REPORT AND FORM 20-F | 2024	F-144

31.      SALE OF ASSETS

a)         Process of sale of 15 PCHs/CGHs

On March 17, 2023 the invitation and tender were published for a public auction to sell 15 small hydroelectric generation plants and units (PCHs and CGHs), 12 owned by Cemig GT and 3 by its wholly-owned subsidiary Horizontes.

Generation plant	Ledger	Beginning of the operation	Installed capacity (MW) (1)	Physical guarantee (MWm) (1)	Commercial Operation Status	Site
Cemig GT
CGH Bom Jesus do Galho	Registry	1931	0.36	0.13	Out of operation	Minas Gerais
CGH Xicão	Registry	1942	1.81	0.61	In operation	Minas Gerais
CGH Sumidouro	Registry	1954	2.12	0.53	In operation	Minas Gerais
PCH São Bernardo	Concession	1948	6.82	3.42	In operation	Minas Gerais
CGH Santa Marta	Registry	1944	1.00	0.58	In operation	Minas Gerais
CGH Santa Luzia	Registry	1958	0.70	N/A Generation: 0.28	In operation	Minas Gerais
CGH Salto Morais	Registry	1957	2.39	0.60	In operation	Minas Gerais
PCH Rio de Pedras	Concession	1928	9.28	2.15	In operation	Minas Gerais
CGH Pissarrão	Registry	1925	0.80	0.55	In operation	Minas Gerais
CGH Lages	Registry	1955	0.68	N/A Generation: 0.32	In operation	Minas Gerais
CGH Jacutinga	Registry	1948	0.72	0.57	In operation	Minas Gerais
CGH Anil	Registry	1964	2.06	1.10	In operation	Minas Gerais
Horizontes
CGH Salto do Paraopeba	Authorization	1955	2.46	2.21	Out of operation	Minas Gerais
CGH Salto Passo Velho	Authorization	2001	1.80	1.64	In operation	Santa Catarina
PCH Salto Voltão	Authorization	2001	8.20	7.36	In operation	Santa Catarina

Total			41.20	22.05

(1)	Information not audited by the independent auditors.

Cemig GT and its wholly owned subsidiary Horizontes signed the sale agreement with the winning bidder, Mang Participações e Agropecuaria Ltda. (‘Mang’), on September 13, 2023.

The sale was completed on February 29, 2024, after all the conditions precedent of the CCVA had been met. The amount received for the sale was R$101.

As a result of the conclusion of the transaction, the Company recognized the following accounting effects in March 2024:

Total sales price	101
(-) Balance of assets held for sale on 02/29/2024, before sale	(58)
Capital gain	43
IRPJ and CSLL (1)	(18)
Net impact on the Income Statement	25

(1)	Taxes were calculated on the taxable capital gain, which does not take into account the assigned cost balance.

This disposal aims to comply with the directives of the Company’s strategic planning, in optimizing its portfolio of assets, seeking to improve operational efficiency and allocation of capital.

ANNUAL REPORT AND FORM 20-F | 2024	F-145

In January 2025, judgment was given in a class action challenging the tender announcement for the public auction for sale of the 15 PCHs/CGHs. Cemig will appeal, at the various instances of the court system.

So far, there have been no impacts on the Company’s financial statements.

b)        Aliança Geração

On March 27, 2024, the Share Purchase Agreement (“SPA”) was signed (Contrato de Compra e Venda de Ações, or CCVA) for sale of its direct 45% stake in the share capital of Aliança Geração to Vale S.A. (‘Vale’).

This sale was negotiated on the ‘closed door’ basis, exonerating Cemig GT from any indemnity related to Aliança Geração or its assets and liabilities.

After the conditions precedent set in the share purchase agreement had been met (such as the approval of the transaction by Cade and Aneel), the transaction was completed on August 13, 2024, with transfer of the shares previously held by Cemig GT to Vale, and payment by Vale of R$2,737 – the value of the transaction: R$2,700 on the base date of June 30, 2023, updated by the CDI rate as from the base date, less dividends paid by Aliança to Cemig GT in the period (a total of R$299, in historic values).

Cemig GT will be entitled to receive an additional amount, corresponding to 45% of the values of future compensation that may be received by Aliança Geração, relating to losses arising from the event related to the rupture of the Fundão tailings dam (Mariana disaster) involving the Risoleta Neves Hydroelectric Plant (Candonga), whose reference value for the purposes of the contract is R$223, also updated by the CDI since the base date.

ANNUAL REPORT AND FORM 20-F | 2024	F-146

As a result of conclusion of the transaction, the Company recognized the following accounting effects, in August 2024:

Capital Gain according to IFRS
Selling price	2,737
(-)Expenses incurred in closing the transaction (1)	(1)
Value of assets held for sale on July 31, 2024	(1,119)
Capital gain net of selling expenses (A)	1,617

Capital Gain according to tax legislation

Selling price	2,737
Book value of the investment on July 31, 2024	(928)
(-)Expenses incurred in closing the transaction (1)	(1)
Capital gain net of selling expenses	1,808
IRPJ and CSLL (34%) (B)	(615)

Fair value of the investment on July 31, 2024 (2)	236
IRPJ and CSLL (34%) Deferred (C)	80

Net impact of the Income Statement (A - B + C) (3)	1,082

(1)	These expenses are for financial advisory services. Other expenses in the amount of R$2 were accounted for before the closing of the transaction.
(2)

Gain referring to fair value of the investment in Aliança Geração, recognized in March 2015 when the generation assets were subscribed. This gain was being amortized based on the average concession term of the generation assets.

(3)	The effects of the sale are part of the Holdings operational segment.

This transaction is in line with the Company’s strategic planning, which envisages divestment of the Cemig Group’s minority stockholdings.

ANNUAL REPORT AND FORM 20-F | 2024	F-147

32.            ASSETS CLASSIFIED AS HELD FOR SALE

The breakdown of assets classified as held for sale, measured at book value, is as follows:

	Dec. 31, 2024	Dec. 31, 2023
Property, Plant and Equipment, Intangible Assets – Plants	20	58
Financial assets – Generation – Concession grant fee	37	-
	57	58

Onerous transfer of 4 PCH/UHEs

On April 1, 2024, a notice was published to hold an in-person public auction, to be conducted by B3, aiming at the onerous transfer of the right to exploit the electricity generation services of 4 PCHs/UHEs, one of which is 1 PCH from Cemig GT and 3 of its wholly owned subsidiaries, as follows:

Generation plant	Ledger	Installed capacity (MW)¹	Physical guarantee (MWm)¹	Term	Commercial Operation Status	Site
Cemig GT
PCH Machado Mineiro	Authorization	1.7	1.1	May, 2027	In operation	Minas Gerais
Cemig Geração Leste
UHE Sinceridade	Concession	1.4	0.4	March, 2047	In operation	Minas Gerais
Cemig Geração Sul
UHE Marmelos	Concession	4	2.7	January, 2053	In operation	Minas Gerais
Cemig Geração Oeste
UHE Martins	Concession	7.7	1.8	January, 2053	In operation	Minas Gerais
Total		14.8	6.0

According to IFRS 5, the classification of assets as held for sale must be carried out when starting a firm program to complete the disposal plan. The classification as held for sale was carried out in April 2024.

On June 27, 2024, as specified in the public tender notice, the Company suspended the auction since no proposals were presented.

The Company reassessed the project, aiming to comply with the directives of its strategic planning: optimization of its asset portfolio, operational efficiency, and capital allocation.

On September 23, 2024, the Company republished the auction on the B3, for sale of four power plants: Machado Mineiro, Sinceridade, Martins and Marmelos.

On December 5, 2024 the Company held the public auction on the B3 (the São Paulo exchange). The winning bid, of R$52 – a premium of 78.8% over the minimum price of R$29.1 – was made by Âmbar Hidroenergia Ltda.

On February 21, 2025, Cemig GT and its subsidiaries Cemig Geração Leste, Cemig Geração Oeste and Cemig Geração Sul signed the Asset Sale and Purchase Agreement with Âmbar Hidroenergia LTDA, the winner of the auction.

The closing of the transaction is subject to the fulfillment of customary suspensive conditions, including obtaining consent from the Brazilian Electricity Regulatory Agency (ANEEL) and the Administrative Council for Economic Defense (CADE).

This divestiture is in line with the guidelines of CEMIG's Strategic Planning, which specifics optimization of the portfolio and a better allocation of capital.

ANNUAL REPORT AND FORM 20-F | 2024	F-148

Accounting policy

Once any fixed or intangible asset has been classified as held for sale, it is no longer depreciated or amortized, and any investment is no longer subject to the equity method.

Dividends received from joint ventures classified as held for sale are recognized in the income statement, given the interruption of measurement by the equity method.

Currently, the Company does not have any liabilities classified as held for sale.

Estimates and judgments

They are initially measured at the lower of book value and fair value (calculated using the discounted cash flow method) net of selling expenses. Selling expenses are represented by the incremental expenses directly attributable to the sale, excluding financial expenses and income taxes.

In cases where the sale is made by auction, after the auction, the company considers the winning bid to be the fair value, as this is the amount that will actually be received from the sale of the assets after the legal procedures.

33.            COMMITMENTS

Cemig and its subsidiaries have contractual obligations and commitments not yet incurred, therefore not recognized in these financial statements, which mainly include the purchase of electricity, as shown in the table below:

	2025	2026	2027	2028	2029	2030 onwards	Total
Purchase of energy from Itaipu	1,095	1,095	1,095	1,095	1,095	19,704	25,179
Purchase of energy – auctions	4,187	4,250	4,438	4,649	4,694	60,487	82,705
Purchase of energy – ‘bilateral contracts’	320	101	20	-	-	-	441
Quotas of Angra 1 and Angra 2	383	383	385	386	385	6,839	8,761
Transport of energy from Itaipu	193	217	224	205	186	3,509	4,534
Other energy purchase contracts	6,352	5,137	4,306	2,987	2,805	23,590	45,177
Physical quota guarantees	739	660	582	582	573	10,142	13,278
Total	13,269	11,843	11,050	9,904	9,738	124,271	180,075

The payment flows for leases, loans and suppliers are presented in Explanatory Notes 17 and 20.

ANNUAL REPORT AND FORM 20-F | 2024	F-149

34.            SUBSEQUENT EVENTS

Gas Distribution – tariff adjustment

On January 24, 2025, the Minas Gerais Economic Development Department issued its Resolution 7, effective February 1, 2025, with the following average adjustments of consumer rates:

Market segment	Adjustment (%)
Industrial	(0.18)
Co-generation	(0.44)
Automotive	(0.33)
Compressed Natural Gas / Liquefied Natural Gas	(1.32)

The tariffs for the segments of the urban market were increased by between 5.34% and 6.17%, depending on their various consumption levels and tariff categories.

Health and Dental Plan

In January 2025, the enrollment period for migration to the new health plan, Premium Plan, was reopened. This plan was offered to all active employees and fully funded by the Company. The enrollment period under the conditions proposed by the Company ended on January 31, 2025, resulting in the migration of a portion of employees to the Premium Plan, thereby reducing the number of employees covered by PSI.

In accordance with IAS 19, this situation constitutes a curtailment event, requiring the Company to remeasure its post-employment liabilities as of March 31, 2025. The effects of the plan curtailment were recognized in the statement of income as a cost of past service, in the amounts of R$27 for the health plan and R$1 for the dental plan.

It is noteworthy that the curtailment event for the quarter impacted the actuarial assumptions, altering the discount rates applied to the plans. As the new discount rate was higher, at 12.32%, there was a reduction in the liability, resulting in an actuarial gain of R$59 for the health plan and R$1 for the dental plan.

Ruling in action to annul a period of validity in a Collective Employee Health Plan Agreement

On February 19, 2025, the Specialized Collective Employee Agreement section of the Higher Employment-law Appeal Court (TST) published the judgment given in an Ordinary Employment-law Appeal completed on December 9, 2024.

This decision determined cessation, as from December 31, 2023, of the period of validity of the clauses that specified automatic extension, for successive equal periods, of Clause 17 of the Collective Work Agreement of 2010, and Clause 4 of the Collective Work Agreement of 2016. These clauses ensured compliance by the Company of its obligations to pay post-employment benefits of the health plan (PSI) to retirees and active employees.

There is no accounting record to be made as a result of this decision at this time.

Acquisition of Timóteo-Mesquita Transmission Company

On February 26, 2025, Cemig GT signed the SPA for the acquisition of the entire share capital of the Timóteo-Mesquita Transmission Company (ETTM) owned by the Fram Capital Group.

The price negotiated was R$30 million and the RAP of the assets is R$5.7 million. ETTM's transmission assets are connected to the 230 kV Basic Grid owned by Cemig, located in the Vale do Aço region of Minas Gerais.

The closing of the transaction is subject to compliance with the usual conditions precedent for this type of operation, including the approval of CADE and Aneel.

The acquisition is in line with Cemig's Strategic Plan, which provides for investment in transmission assets in the state of Minas Gerais.

ANNUAL REPORT AND FORM 20-F | 2024	F-150

10th issue of debentures - Cemig GT

On February 21, 2025, Cemig GT announced to the market the start of the public offering of 500,000 simple debentures, not convertible into shares, of the unsecured type, with an additional fiduciary guarantee, in a single series, of the 10th issue of debentures, with a nominal unit value of one thousand reais, totaling R$500, to be carried out under the terms of CVM regulations.

On March 18, 2025, Cemig GT concluded the financial settlement of the 10th issue of simple debentures, which have a guarantee granted by Cemig. 625,000 debentures were issued, characterized as “Green Debentures”, for a total of R$625, subscribed as follows:

Serie	Quantity	Value in million	Rate	Deadline	Amortization
Single	625,000	R$ 625	CDI + 0.64% p.a.	1,826 days	48th and 60th month

The funds obtained by Cemig GT from the issue of the debentures will be used for cash flow management, including, but not limited to, its operation and the reimbursement of investments made by it, provided that they are fully in line with the Framework, for the purposes of qualifying the Debentures as “Green Debentures”.

Finally, it should be noted that the credit rating agency Fitch Ratings has assigned a 'AAA(bra)' rating to the Issue.

12th issue of debentures - Cemig D

On February 21, 2025, Cemig D announced to the market the start of the public offering of two million simple debentures, not convertible into shares, of the unsecured type, with an additional fiduciary guarantee, in 2 series, of the 12th issue of debentures, with a nominal unit value of one thousand reais, totaling two billion reais, to be carried out under the terms of CVM regulations.

On March 18, 2025, Cemig D concluded the financial settlement of the 12th issue of debentures, in two series, which are guaranteed by Cemig. Two million five hundred thousand debentures were issued, characterized as “ESG bonds for the use of sustainable resources”, for a total of 2.5 billion reais, subscribed as follows:

Serie	Quantity	Value in million	Rate	Deadline	Amortization
1st	1,640,000	R$ 1,640	CDI + 0.86% p.a.	2,557 days	72nd and 84th month
2nd	860,000	R$ 860	IPCA + 7.5467% p.a.	5,479 days	156th, 168th and 180th month

The funds obtained by Cemig D from this issue will be used to manage its cash flow, including, but not limited to, its operations and the reimbursement of investments, costs and expenses it has made, including projects involving social and environmental issues.

Finally, it is reported that the credit rating agency Fitch Ratings has assigned an AA+(bra) rating to the issue.

13th Debenture Issuance – Cemig D

On April 9, 2025, Cemig D announced to the market the commencement of the public offering of 1,895,000 simple debentures, non-convertible into shares, of the unsecured type, with additional fiduciary guarantee, in 2 series, of the 13th debenture issuance, with a nominal unit value of one thousand reais, totaling two billion reais, to be carried out under the terms of CVM regulations.

ANNUAL REPORT AND FORM 20-F | 2024	F-151

On April 11, 2025, Cemig D completed the financial settlement of the 13th debenture issuance in two series, which are guaranteed by Cemig. A total of 1,895,000 debentures were issued, characterized as "ESG bonds for the use of sustainable resources”, totaling R$1,895, subscribed as follows:

Series	Quantity	Value in millions	Rate	Term	Amortization
1st	1,143,000	R$1.143	CDI + 0.64% p.a.	1,831 days	48th and 60th months
2nd	752,000	R$752	IPCA + 0.80% p.a.	2,562 days	72nd and 84th months

The funds obtained by Cemig D from this issuance will be allocated to cash flow management, including but not limited to its operations and the reimbursement of investments, expenses, and costs incurred by it, encompassing projects involving social and environmental issues.

Finally, it is reported that the credit rating agency Fitch Ratings assigned a rating of AA+(bra) to the issuance.

Declaration of interest on equity

On March 20, 2025, the Company's Board of Directors approved the declaration of interest on shareholders' equity for the first quarter of 2025, in the amount of R$541,006, to be paid in two equal parcels, the first by June 30, 2026 and the second by December 30, 2026, to the shareholders whose names were entered in the Book of Registered Shares on March 25, 2025.

The Board of Executive Officers is responsible for determining the locations and payment procedures for charging interest on own capital to the mandatory dividends for 2025, in a proposal to be submitted to the General Meeting.

ANNUAL REPORT AND FORM 20-F | 2024	F-152