Form 20-F
period 2025-12-31
ENERGY CO OF MINAS GERAIS
filed 2026-04-17
CIK 1157557

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

ANNUAL REPORT AND FORM 20-F | 2024	1

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes  ☐    No  ☒

ANNUAL REPORT AND FORM 20-F | 2024	2

ANNUAL REPORT AND FORM 20-F | 2025	3

PRESENTATION OF FINANCIAL INFORMATION

Companhia Energética de Minas Gerais – CEMIG (the ‘Company’) is a state-controlled mixed capital company (‘sociedade por ações, de economia mista’) organized under the laws of the Federative Republic of Brazil, or Brazil. References in this annual report to ‘CEMIG’, the ‘CEMIG Group’, the ‘Company’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ are to Companhia Energética de Minas Gerais – CEMIG and its consolidated subsidiaries, and references to ‘CEMIG Holding’ are to Companhia Energética de Minas Gerais – CEMIG on an individual basis, except when the context otherwise requires. References to the ‘Real,’ ‘Reais’ or ‘R$’ are to Brazilian Reais (plural) and the Brazilian Real (singular), the official currency of Brazil. References to ‘U.S. Dollars’, ‘Dollars’ or ‘US$’ are to United States Dollars.

We maintain our books and records in Reais. We prepare our statutory financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (‘IFRS Accounting Standards’). For purposes of this annual report, we prepared our consolidated financial statements in accordance with the IFRS Accounting Standards.

This annual report contains translations of certain Real amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such U.S. dollar amounts have been translated from Reais at an exchange rate of R$5.5018 to US$1.00, as certified for customs purposes by the U.S. Federal Reserve Board as of December 31, 2025. We cannot guarantee that U.S. dollars can be converted into Reais, or that Reais can be converted into U.S. dollars, at the above rate or at any other rate.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals and/or subtotals in certain tables may not be an arithmetic aggregation of the figures that precede them.

MARKET POSITION AND OTHER INFORMATION

The information contained in this annual report regarding our market position is, unless otherwise indicated, presented for the year ended December 31, 2025. It is based on, or derived from, reports issued by the Brazilian National Electric Energy Agency (Agência Nacional de Energia Elétrica, ‘Grantor’, or ‘ANEEL’), and by the Brazilian Electric Power Trading Chamber (Câmara de Comercialização de Energia Elétrica, or ‘CCEE’).

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

ANNUAL REPORT AND FORM 20-F | 2025	4

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

•         Other risk factors identified in “Item 3. Key Information—Risk Factors”.

ANNUAL REPORT AND FORM 20-F | 2025	5

The words ‘believe’, ‘may’, ‘could’, ‘will’, ‘plan’, ‘estimate’, ‘continue’, ‘anticipate’, ‘seek’, ‘intend’, ‘expect’ and similar words are intended to identify forward-looking statements. We do not undertake to publicly update or revise any forward-looking statements because of new information, future events or otherwise. Considering these risks and uncertainties, the forward-looking information, events and circumstances discussed in this annual report might not materialize as described. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

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

ANNUAL REPORT AND FORM 20-F | 2025	6

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

•         CEMIG Distribuição S.A.’s (CEMIG D) economic and financial sustainability is directly related to the effectiveness of the actions to control energy losses, and the regulatory limits established for it. If CEMIG D fails in successfully controlling energy loss, its business, operations, profit and financial condition could be substantially and adversely affected.

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

•         We are exposed to risks arising from the use of Artificial Intelligence (AI) technologies and automated systems in our operations, which may adversely impact our results of operations, operational continuity, and reputation.

•         Security incidents involving our databases that contain personal data of data subjects who maintain a relationship with the Company, as well as any non‑compliance with the applicable privacy and data protection legislation, may result in adverse impacts on our business, operational performance, and/or our reputation.

•         Increases in energy generated by distributed Generation (MMGD) in CEMIG D's concession area could cause an imbalance in its cash flows and financial results.

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

ANNUAL REPORT AND FORM 20-F | 2025	7

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

•         Our business, reputation and results of operations could be adversely affected by heightened stakeholder expectations and evolving standards relating to ESG, social impact and sustainability, and by any perceived shortcomings in our related disclosures.

•         We may not be successful in timely communication actions with our stakeholders, which could have an adverse effect on our business and results of operations, as well as harm our reputation.

•         Economic disruptions, including geopolitical instability and public health or natural events, could adversely affect our business.

ANNUAL REPORT AND FORM 20-F | 2025	8

Risks Relating to Brazil

•         Political and economic instability in Brazil could have effects on the economy and affect us.

•         The Brazilian Federal Government has exercised, and continues to exercise, significant influence on the Brazilian economy. Political and economic conditions can have a direct impact on our business, financial condition, results of operations and prospects.

•         The stability of the Brazilian Real is affected by its relationship with the U.S. dollar, inflation and Brazilian Federal Government policy regarding exchange rates. Our business could be adversely affected by any recurrence of volatility affecting our foreign currency-linked obligations as well as increases in prevailing market interest rates.

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

•         The Brazilian Government may assert that the ADS taxation for Non- Resident Holders shall be payable in Brazil.

ANNUAL REPORT AND FORM 20-F | 2025	9

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.                [Reserved]

Not applicable.

B.                Capitalization and Indebtedness

Not applicable.

C.                Reasons for the Offer and Use of Proceeds

Not applicable.

D.                Risk Factors

Investors should consider the risks described below, together with the other information contained in this Annual Report, when evaluating an investment in our Company.

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

On September 11, 2012, the Brazilian Federal Government issued Provisional Act 579 (PA 579), later converted into Law 12,783 of January 11, 2013 (Law 12,783/13), which governs the extensions of concessions granted prior to Law 9,074/95. Law 12,783/13 determines that, as of September 12, 2012, concessions prior to Law 9,074/95 can be extended once, for up to 30 years, provided that the concession operators accept and meet certain conditions described in such Law. With respect to generation activities, the Company chose not to accept the mechanism offered to extend the generation concessions that would expire in the period from 2013 to 2017. These concessions were: Três Marias, Salto Grande, Itutinga, Volta Grande, Camargos, Peti, Piau, Gafanhoto, Tronqueiras, Joasal, Martins, Cajuru, Paciência, Marmelos, Dona Rita, Sumidouro, Poquim and Anil.

ANNUAL REPORT AND FORM 20-F | 2025	10

Following publication of the tender documents for Generation Auction 12/2015, on October 7, 2015 (‘Auction 12/2015’), which was held under the revised regulatory structure for renewal of concessions of existing power plants as set forth in Law 13,203 of December 8, 2015 (Law 13,203/15), the Company’s Board of Directors authorized CEMIG Geração e Transmissão S.A. (or ‘CEMIG GT’) to bid at an auction, held on November 25, 2015, in which CEMIG GT was successful. In the auction, CEMIG GT won the concessions for the 18 hydroelectric plants comprising ‘Lot D’, for 30 years: Três Marias, Salto Grande, Itutinga, Camargos, Cajuru, Gafanhoto, Martins, Marmelos, Joasal, Paciência, Piau, Coronel Domiciano, Tronqueiras, Peti, Dona Rita, Sinceridade, Neblina and Ervália. The total installed capacity of these plants is 699.5 MW, and their offtake guarantee is 420.2 MW average.

On September 9, 2020, Law 14,052 was issued, changing Law 13,203/2015 and establishing new conditions for renegotiation of hydrological risk in relation to the portion of costs incurred due to the Generation Scaling Factor (GSF) (Fator de ajuste da energia), borne by the holders of hydroelectric plants participating in the Energy Reallocation Mechanism (MRE) since 2012, when there was a serious crisis in water sources. The compensation to the holders of hydroelectric were granted through the extension of the concession period for generation plants and were recognized as an intangible asset in exchange for a compensation of electricity costs. This renegotiation represents important progress for the electricity sector, reducing levels of litigation – and for CEMIG, in that it enables extension of the periods of its generation concessions. The periods of extension approved by ANEEL through normative resolutions 2,919/2021 and 2,932/2021 are shown in the table below:

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

ANNUAL REPORT AND FORM 20-F | 2025	11

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

ANNUAL REPORT AND FORM 20-F | 2025	12

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

The Brazilian Federal Government has been implementing policies that have a far-reaching impact on the Brazilian energy sector. As part of the restructuring, Law 10,848, of March 15, 2004, introduced the regulatory regime for the Brazilian energy industry. This regulatory structure has undergone several changes in recent years, with the latest being the amendments introduced by PA 579 (which was converted into Law 12,783/2013), which governs the extension of some concessions governed by Law 9,074/1995. Under this law, such concessions can, from September 12, 2012, be extended only once, for up to 30 years, at the option of the concession authority.

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

The Brazilian tax reform on consumption taxes was approved by the Brazilian Congress and is now expected to come into effect gradually between 2027 and 2032, pending the resolution of certain administrative matters. We are unable to predict the final impact of such changes, which will depend on future regulations and implementation.

Nonetheless, Brazilian legislators continue debating a comprehensive tax reform, focused on income tax legislation, which may include an increase in existing taxes and contribution rates, the revocation of income tax exemptions on the distribution of profits and dividends and further changes relating to interest on net equity. The approval of these legislative proposals or changes in fiscal policies, tax laws and interpretations may have an impact on our tax obligations and may have a material adverse effect on our financial condition and results of operations, and on the market value of our shares and, as a result, our Preferred ADS and Common ADS.

ANNUAL REPORT AND FORM 20-F | 2025	13

Similarly to other Brazilian companies across multiple industries, we receive certain tax and other government-granted benefits, including incentives related to our research and development activities. To take advantage of the tax benefits, we must meet certain requirements, such as making investments in research and development, record taxable profits, among others. For additional information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results.” For our effective tax reconciliation, please refer to note 23.2.d to our 2025 audited consolidated financial statements included elsewhere in this annual report.

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

As of December 31, 2025, we had R$19,465 million of outstanding debt (loans and debentures with financial covenant restrictions), and any breach could have severe negative consequences to us.

For example, if the Company violates a covenant under our debenture issuance, the debenture holders may accelerate the maturity of the debt in a meeting organized by the Fiduciary Agent (Trustee), unless debenture holders decide not to do so. Any acceleration of our outstanding debt could have a material adverse effect on our financial condition and may trigger cross-default clauses in other financial instruments. In the event of a default and acceleration, our assets and cash flow might be insufficient to repay amounts due, or to comply with the servicing of such debt. In the past, we have, on certain occasions, failed to comply with certain financial covenants that had conditions that were more restrictive than those currently in place. Although we were able to obtain waivers from our creditors in relation to past non-compliance, we cannot guarantee that we will be successful in obtaining any particular waiver in the future.

ANNUAL REPORT AND FORM 20-F | 2025	14

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

The Company's income is highly dependent on equipment availability, service quality and regulatory compliance with the assets and facilities it builds, operates and maintains. Failure to comply may lead to business and operating losses. For example, the distribution business may be penalized in the tariff revision process with a higher "X-factor", reducing its expected annual revenue requirement; the transmission business may have its annual permitted revenue reduced due to any asset unavailability; and the generation business may have its earnings affected if a power plant does not meet minimum availability levels, because in the event that hydro generation does not fully meet previously contracted energy levels, the equivalent shortfall has to be acquired at the spot price, which is highly volatile. Penalties and financial compensation are applicable depending on the scope, severity and duration of the service or equipment unavailability. Thus, disruptions in power plants, transmission and distribution facilities, substations or networks, may have a material adverse effect on our business, financial condition and operating results.

We have a considerable amount of debt, and we are exposed to limitations on our liquidity – a factor that might make it more difficult for us to obtain financing for investments that are planned and might negatively affect our financial condition and our results of operations.

In order to finance the capital expenditures needed to meet our long-term growth objectives, we have incurred a substantial amount of debt. As of December 31, 2025, our total loans and debentures (including interest) were R$19,466 million; an increase of 58.5% compared to the R$12,280 million reported as of December 31, 2024. To meet our growth objectives, maintain our ability to fund our operations and comply with scheduled debt maturities, we will need to raise debt capital from a range of funding sources.

ANNUAL REPORT AND FORM 20-F | 2025	15

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

•         Competitiveness and Market Share: The inability to keep up with innovations can result in a loss of competitiveness and market share for more agile and technologically advanced companies;

•         Impact on Operational Efficiency: Lack of innovation can affect operational efficiency, resulting in higher costs and reduced profit margin; and

•         Brand Reputation: A brand image associated with a lack of innovation can affect the trust of stakeholders, including customers, investors and regulators.

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

CEMIG’s strategy to maximize shareholder value in the Company is based on three pillars:

•         Expansion: mainly through investments in our distribution and transmission concessions, greenfield projects in renewable sources, brownfield projects in generation and transmission sectors in the state of Minas Gerais and the renewal of power generation concessions;

•         Management: synergy improvement, capital structure and distribution policy and governance enhancing; and

•         Divestments: non-strategic or assets with low synergy or return, and opportunistic offerings.

All these pillars may be affected by external factors that are beyond the control of the Company, for instance, transactions which must take into consideration particular risks associated with each relevant business, such as performance (technical, operational, commercial and financial), market risks, sectorial risks and national and international macroeconomic risks (e.g., market volatility). Furthermore, any closing of transactions will depend on the favorable development of negotiations with potential players regarding the conditions of the possible transactions. The Company cannot provide any assurances that factors outside of its control will not hinder the implementation of its strategies to maximize shareholder value.

ANNUAL REPORT AND FORM 20-F | 2025	16

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

Our ability to meet our strategic objectives depends, largely, on successful, cost-effective and timely implementation of our Long-term Strategy and our Multi-year Business Plan. The following are some of the factors that could negatively affect the implementation of our strategic plans:

•         Inability to generate cash flow, or obtain future financing, necessary for implementation of the particular projects or strategic objectives;

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

We own equity in and do business through subsidiaries and investees, including companies with assets in the energy generation and transmission sectors, and natural gas distribution sectors and other related businesses. The future development of our subsidiaries, jointly controlled entities and affiliates, such as Transmissora Aliança de Energia Elétrica S.A. (Taesa) and Norte Energia S.A. (NESA) could have a significant impact on our business and operating results. The Company’s ability to meet its financial obligations is correlated, in part, to the cash flow and the profits of its subsidiaries and investees, and the distribution to the Company by such companies of profits in the form of dividends or other advances or payments. If these companies’ abilities to generate profits and cash flows are reduced, this may cause a reduction in dividends and interest on capital paid to the Company, which could have a material adverse effect on our results of operations and financial position.

ANNUAL REPORT AND FORM 20-F | 2025	17

The investees may not achieve the results expected when they were acquired. The process of integration for any acquired business could subject the Company to certain risks, such as, for example, the following: (i) unexpected expenses; (ii) inability to integrate the activities of the companies acquired with a view to obtaining the expected economies of scale and efficiency gains; (iii) possible delays related to integration of the operations of companies; (iv) exposure to potential contingencies; (v) legal claims made against the acquired business that were unknown at the time of its acquisition; (vi) environmental licensing and liabilities, (vii) hydrological risk, (viii) power system operation and control, and (ix) general claims. The Company might be unsuccessful in dealing with these or other risks or problems related to any other operation of a future acquisition and be negatively affected by the companies acquired or which may be acquired in the future.

Furthermore, some of our subsidiaries and investees might, in the future, enter into agreements with creditors that could restrict dividend payments or other transfers of funds to the Company. These subsidiaries are separate legal entities. Any rights that we may have in relation to the receipt of assets or other payments in the event of liquidation or reorganization of any subsidiary, could be structurally subordinated to the demands of the creditors of such subsidiaries (including tax authorities, commercial creditors and lenders to those subsidiaries). Any deterioration in the operating results or financial conditions of these subsidiaries, and any sanctions or penalties imposed on them, could have a material adverse effect on the Company’s business results of operations or financial condition.

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

We are constantly engaged in the construction and expansion of our plants, transmission lines, distribution networks and lines and substations, and regularly consider other potential expansion projects. The Company’s ability to complete projects within deadlines and on budget, without adverse economic effects, is subject to various risks. For instance, we may encounter the following:

•         Complications in the planning and execution stages of expansion of the electrical system projects and other new investments may occur, such as strikes, lagging suppliers of materials and services, delays in tender processes, embargos, unexpected geological and climate conditions, political and environmental uncertainties, financial instability of our partners, contractors and subcontractors, shortage of qualified labor in the market;

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

ANNUAL REPORT AND FORM 20-F | 2025	18

The level of default by our counterparties (customers or suppliers) could adversely affect our business, operating results and/or financial condition, as well as those of our subsidiaries.

On December 31, 2025, the past-due receivables from our customers were R$2,409 million compared to R$1,812 million in 2024. In 2025, we recorded a provision for expected credit losses in the amount of R$947 million, compared to R$851 million in 2024. There is a possibility that we may be unable to collect all the receivable amount from our customers, which are in arrears due to events beyond the control of the Company, such as limiting the performance of the suspension of energy supply by the regulatory body of the sector. If we are unable to collect all or a portion of our past-due receivables or incur losses in excess of our allowance for doubtful accounts, our results of operations and financial condition may be materially adversely affected.

There is also a possibility that we may increase our exposure in the trading business if some of the companies that sell energy to us do not perform their obligations to deliver energy under the purchase and sale agreements due to their credit conditions. In the same sense, there is a risk that, in a scenario where customers are unable to fulfill their contractual obligations, energy will be redirected to other customers under less favorable conditions than those initially contracted.

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

CEMIG D’s Total Losses Index as of December 31, 2025, using a 12-month window, was 11.42%. This percentage is in relation to the total energy injected into the distribution system (the total volume of losses was 6,930 GWh). Of that percentage, 8.01% comprised technical losses, and 3.41% comprised non-technical losses.

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

ANNUAL REPORT AND FORM 20-F | 2025	19

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

Our operations relating to generation, transmission and distribution of energy are subject to various Federal, State and Municipal laws and regulations, and to numerous requirements relating to the protection of health and the environment. Delays by the environmental authorities, or the refusal of license requests by them, or any inability on our part to meet the requirements set by these bodies during the environmental licensing process, may result in additional costs, or even, depending on the circumstances, prohibit or restrict the construction or maintenance of these projects.

Any non-compliance with environmental laws and regulations, such as construction and operation of a potentially polluting facility without a valid license or authorization, could give rise to the obligation to remedy any damages caused (third party liability) and result in criminal and administrative sanctions. Under Brazilian legislation, criminal penalties, such as imprisonment and restriction of rights, may be applied to individuals (including managers of legal entities), and penalties such as fines, restriction of rights or community service may be applied to companies. With respect to administrative sanctions, depending on the circumstances, the environmental authorities may: (i) impose warnings, or fines, ranging from R$50,000 to R$50 million; (ii) require partial or total suspension of activities; (iii) suspend or restrict tax benefits; (iv) cancel or suspend lines of credit from governmental financial institutions; or (v) prohibit us from contracting with governmental agencies, companies or authorities.

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

ANNUAL REPORT AND FORM 20-F | 2025	20

CEMIG Holding has several procedures, programs, training and platforms aimed at managing and complying with the legal requirements for the environmental regularization of its projects, in the implementation, operation and maintenance of the system and minimizing its environmental impacts. Regardless of the Company's proper performance, there are some occurrences in which the Company is involved because it affects vegetation (such as fires) and/or because they are in sensitive areas (such as areas protected by law), among others. In these situations, the legal, environmental and technical areas work with the entities involved to minimize the impact generated. Thus, it is concluded that actions by environmental agencies may negatively affect our business, financial conditions, and the results of our operations, despite the adoption of best practices by the Company.

Concerning production and transmission of energy, the implementation of photovoltaic power plants, which has been an important financial investment by CEMIG GT, is not supported by strengthened and consolidated regulatory instruments. The guidelines for its licensing are still in early stages.

It is important to mention some retroactive licensing process that must be performed. For example, Três Marias hydroelectric power plant began operations in 1962 and the licensing process to the project was formalized only in 2007, considering the effects of the General Law on Licensing Environmental was approved in 1981. After a long delay in reviewing documents beyond reworking on several studies, the Corrective Operation License was only issued in 2025. This implies the allocation of financial resources starting in 2026 to accomplish environmental requirements.

Cyberattacks, or violation of the security of our data might lead to an interruption of our operations, or a leak of confidential information either of the Company, or of our customers, third parties or interested parties, might cause financial losses, legal exposure, damage to reputation or other severe negative consequences for the Company.

We manage and store personal and sensitive or confidential data related to our business. Our information technology systems may be vulnerable to a variety of cybersecurity breaches and incidents. Computer hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of third parties, create system disruptions, or cause shutdowns. Computer hackers also may be able to develop and deploy viruses, worms and other malicious software programs that attack our products or otherwise exploit any security vulnerabilities of our products. The costs we may incur to eliminate or address the security problems and security vulnerabilities before or after a cyber-related incident could be significant. Our remediation efforts may not be successful and could result in interruptions, delays or cessation of service, and loss of existing or potential customers that may impede our critical functions.

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

ANNUAL REPORT AND FORM 20-F | 2025	21

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

We are exposed to risks arising from the use of Artificial Intelligence (AI) technologies and automated systems in our operations, which may adversely impact our results of operations, operational continuity, and reputation.

The use of Artificial Intelligence-based solutions, including machine learning algorithms, predictive models, and automated decision support systems, involves inherent risks, such as model failures, limitations in the quality, integrity, or updating of the data used, algorithmic biases, and processing errors, which may result in inadequate decisions related to the management of generation, transmission, distribution, or commercialization of electric energy.

Additionally, the adoption of AI may expose the Company to regulatory and legal risks arising from uncertainties related to the evolution of the regulatory framework applicable to Artificial Intelligence, the protection of personal and non-personal data, information security, cybersecurity, and civil liability for any damages caused by automated decisions. Any non-compliance with such regulations, including those related to the General Data Protection Law (LGPD) and sectoral regulations of the electric sector, may result in the imposition of sanctions, fines, operational restrictions, or litigation.

The Company may also become dependent on third-party suppliers of AI technologies, systems, and infrastructure, being subject to risks related to the unavailability of such services, contractual failures, operational interruptions, cost increases, loss of technical support, or discontinuation of strategic solutions.

Finally, insufficient governance, internal controls, ethics policies, and oversight mechanisms regarding the development, implementation, and use of Artificial Intelligence solutions may increase the Company's exposure to operational, legal, and reputational risks.

ANNUAL REPORT AND FORM 20-F | 2025	22

Security incidents involving our databases that contain personal data of data subjects who maintain a relationship with the Company, as well as any non‑compliance with the applicable privacy and data protection legislation, may result in adverse impacts on our business, operational performance, and/or our reputation.

CEMIG maintains databases that contain personal data of customers, suppliers, employees, and the general public. Any improper disclosure, use, or access to this information, as well as failures in our controls or security protocols, may compromise the confidentiality, integrity, and availability of such data. In addition, any processing of personal data that does not comply with the applicable legislation may subject the Company to inspections by the regulatory agency and, consequently, result in the imposition of penalties, as well as damage to our market reputation.

The Brazilian General Data Protection Law (LGPD), which came into effect on September 18, 2020, establishes rules and obligations to be observed when processing personal data, including collection, use, storage, sharing, or disposal. The LGPD also establishes penalties in case of non‑compliance, including fines of up to 2% (two percent) of revenue, limited in total to BRL 50 million per violation.

Additionally, new global privacy laws and regulations may create additional obligations and increase compliance costs. Any non‑compliance, including those related to third parties that process personal data on our behalf, may adversely affect our business.

Increases in energy generated by distributed Generation (MMGD) in CEMIG D's concession area could cause an imbalance in its cash flows and financial results.

The tariffs of the distribution companies in Brazil carry numerous benefits aimed at specific sectors, subsidies that have been increasing the charges passed on to final customers. In the case of subsidies to renewable generation (through what we call ‘TUSD/TUST Discounts’), the approval of Law 14,300/2022 defined a deadline for granting those benefits, thereby limiting such benefits. Furthermore, the state of Minas Gerais (CEMIG D’s concession area) has two other factors that stimulate the implementation of projects characterized as distributed generation (MMGD): (i) tax exemption on the purchase of solar generation equipment and on the energy consumed from the grid but that was netted against the injected energy (ii) large area with great insolation that benefits photovoltaic electricity generation. These points have led to an exponential growth in the implementation of photovoltaic plants in CEMIG D's concession area.

With the expansion of MMGD connections in CEMIG D's concession area, regulated customer consumption will be partially supplied by this distributed generation, rather than the energy supply contracts purchased by the Company. This has created an excess of energy above the regulatory limit (5%). However, there are regulatory mechanisms that allow distributors to exchange energy, enabling CEMIG D to reduce its energy purchases in years where the excess is above the permitted limit when possible. Additionally, Federal Law 14,300/22 guarantees that the costs associated with this excess will be passed on to tariffs in the following year. Despite these mechanisms, energy purchases must be invoiced and the surplus is valued at a short-term price, typically lower than acquisition costs. This difference can create a cash flow mismatch, since the pass-through to tariffs only occurs in the next tariff cycle.

In addition, the customers in question are using a billing method called ‘net metering’ (NEM). This means that if a customer's energy generation exceeds their on-site needs and is exported back to the grid, they will receive a bill credit. This credit will be applied to their monthly bill at the same retail rate that they would have paid for energy consumption according to their normal rate structure. While this benefits the customers by reducing their costs, it could cause cash flow concerns for the Company as it is effectively subsidizing the excess energy generated by the customer.

ANNUAL REPORT AND FORM 20-F | 2025	23

Increases in energy purchase prices could cause an imbalance in CEMIG D’s cash flows.

The power purchase expense for the distributors is currently strongly linked to the Differences Settlement Price (Preço de Liquidação de Diferenças, or ‘PLD’) (considering the Availability Contracts, Physical Guarantee quotas, and Itaipu Hydroelectric Plant quotas) and to MRE’s adjustment factor (considering the Physical Guarantee quotas, Itaipu quotas and Hydrological Risk of the plants that have been renegotiated). Therefore, an adverse period in terms of rainfall may result in high spot prices and lower hydro generation that may affect the cash flow.

The ‘Flag Account’ (Conta Centralizadora de Recursos de Bandeiras Tarifárias – CCRBT or ‘Conta Bandeira’) was created to stabilize this issue. This account manages the additional funds that are collected from the distribution concession captive customers. This additional payment is defined monthly based on the assessment made by the ISO considering the electric system supply condition. Based on this analysis, ANEEL defines in which flag baseline the tariffs will be adjusted, ranging from green, yellow, red 1 and red 2. Tariff rises are beginning from the yellow flag baseline, indicating that the costs of energy purchase have risen. The Tariff Flag system methodology is reviewed every year; however, under the present methodology, when very adverse conditions occur the system may not respond sufficiently, resulting in negative effects on distributors’ cash position. This factor could have an adverse effect on our business, operating results and financial condition.

At the end of 2024, we believe that the hydrological conditions were very good, generating positive impacts on energy costs. For 2025, however, there was a need to apply a surcharge in most months, with yellow flag applied in May and December, red 1 flag in June, July, October and November, and red 2 flag in August and September. As a result, the Flag Account reached a surplus at the end of 2025 of R$817 billion.

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

ANNUAL REPORT AND FORM 20-F | 2025	24

The National Energy System Operator (Operador Nacional do Sistema, or ‘ONS’) coordinates the operation of the Brazilian energy system. Its primary function is to achieve optimal operation of the resources available, minimizing operating costs, and the risks of energy shortage. In periods when the hydrological condition is adverse, a decision by the ONS might, for example, reduce generation by hydroelectric plants and increase thermal generation, which results in higher costs for the hydroelectric generating agents, as happened in 2014. In the distributors, this increase in costs generates an increase in the purchase price of energy that is not always passed through to the customer at the same moment, generating mismatches in cash flow, with an adverse effect on the business and financial condition of those distributors. In addition, in extreme cases of scarcity of energy due to adverse hydrological conditions, the system might undergo rationing, which could result principally in reduction of cash flow.

The MRE aims to mitigate the impact of the variability of generation of hydroelectric plants. This mechanism shares the generation of all the hydroelectric plants in the system in such a way as to supplement the shortage of generation of one plant with excess generation by another. However, this mechanism is not able to eliminate the risk of the generation players, because when there is an extremely unfavorable hydrological condition, to the extent that all the plants in aggregate are unable to reach the sum of their Physical Guarantee levels of energy output, this mechanism makes an adjustment to the Physical Guarantee of each plant through the Physical Guarantee Adjustment Factor (Fator de Ajuste da Garantia Física, or ‘GSF’), resulting in the generating companies being exposed to the short-term (‘spot’) market. The Company transferred to captive customers the hydrological risk related to Queimado and Irapé power plants (Regulated Market Contracts), in exchange for payment of a ‘risk premium’, while also receiving indemnity for the losses suffered in 2015. In the free market, we do not have the same process, since even with the payment of the premium, generation companies would have had to continue assuming the hydrological risk at moments of critical hydrology. Thus, no plant that sells energy in the free market signed up for any renegotiation of hydrological risk. Those operators that did not subscribe to the renegotiation continued to have injunctions preventing charging of the hydrological risk in full. These injunctions were causing a deficit of R$1.34 billion in the short-term market as of August 2025. That same month, an auction of GSF credits was held by CCEE, resolving this default and bringing it to zero as of December 31, 2025.

This position increases the level of default calculated by the CCEE, thus reducing the amounts received by creditor agents in the short-term market. To avoid this effect, some creditor agents filed for further injunctions to acquire the right to priority in receipt. This effect leads to uncertainty in the market, a reduction in liquidity, increases in default, and a reduction in amounts received in the short-term market, representing a risk for the Company.

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

ANNUAL REPORT AND FORM 20-F | 2025	25

We are exposed to different price zones in the trading business

Considering the end of some important generation concessions due to changes in the regulatory framework according to Act 12.783/2013, we gradually increased the purchase of energy from other companies in order to meet the energy requirements of our clients in the free market. From 2018 on, we decided to put in place auctions to purchase directly from renewable plants, and through this process we ended up purchasing contracts with durations of 10 to 20 years, most of them for delivery in the Northeast price zone. This was done at very competitive prices. Considering that the highest demand for power in Brazil is concentrated in the South and Southeast price zones, the trading business have been selling a large part of this power in a different zone, creating an exposure to price differences. Historically, those differences have been small or null and have not impacted our results.

In 2025, the Permanent Committee for Analysis of Methodologies and Computational Programs for the Electricity Sector (CPAMP) introduced two major changes to the energy pricing model that will impact pricing from 2025 onwards. Those changes were the implementation of a hybrid version of Newave and new risk aversion parameters. Those changes added more volatility to the model and caused prices to go up and increased the differences in pricing in different zones to levels never seen before, which could have a material adverse effect on our business, results of operations and financial condition.

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

We conduct trading activities through power purchase and sale agreements, mainly in the Free Market, through our generation and trading companies. Contracts in the Free Market may be entered into with other generating entities, energy traders, or mainly, with ‘free customers’. Free customers are all consumers connected to high voltage lines (Ordinance 50, published by the Ministry of Mines and Energy in September 2022). Some contracts have flexibility in the amount sold, allowing the customer to consume a higher or lower amount (15% on average) from our generating companies than the original amount contracted, based on their consumption, which might cause an adverse impact on our business, operating results and/or financial condition. Other contracts do not allow for this kind of flexibility in the purchase of energy, but increased competition in the Free Market could influence the occurrence of this type of arrangement in purchase contracts. As envisaged by the Ordinance 50/2022, by 2024 there will be no demand restriction for free customers connected to high voltage lines and in light of that there will be no more separation of free and special customers. The Company has conducted sales transactions for this category of energy from specific energy resources in particular companies of the CEMIG Group and, since 2009, the volume of these sales has gradually increased.

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

ANNUAL REPORT AND FORM 20-F | 2025	26

The MRE aims to reduce the exposure of generators of hydroelectric power, such as our generation companies, to the uncertainties of hydrology. It functions as a pool of hydroelectric Generation Companies, in which the generation of all the plants participating in the MRE is shared in such a way as to meet the demand of the pool. When the totality of the plants generates less than the amount demanded, the mechanism reduces the assured offtake levels of the plants, causing a negative exposure to the short-term (‘spot’) market and, therefore, the need to purchase power supply at the spot price. Correspondingly, when the total generation of the plants is higher than the volume demanded, the mechanism increases the guaranteed offtake level of the plants, leading to a positive exposure, permitting the liquidation of power at the Differences Settlement Price (Preço de Liquidação de Diferenças, or ‘PLD’). In years of poor rainfall, the reduction factor, which applies to the assured energy levels, can reduce the levels of the hydroelectric plants by 20% or more. Low liquidity or volatility in future prices, due to market conditions and/or perceptions, could negatively affect our results of operations. Further, if we are unable to sell all the power that we have available (our own generation capacity plus contracts under which we have bought supply of power) in the regulated public auctions or in the Free Market, the unsold capacity will be sold in the CCEE at the PLD, which tends to be very volatile. If this occurs in periods of low spot prices, our revenues and results of operations could be adversely affected. The PLD’s value is calculated through the results of the optimization models of the operation of the national grid used by the ONS and by the CCEE. The PLD is currently being published daily by the CCEE for the next 24 hours. The models depend on entry data revised by the ONS at each period of four months, monthly, and weekly. In this system, there is the possibility that errors occur during the input of data into the model, which can lead to an unexpected change in the PLD. Alteration of these models, and errors in data input, constitute risks for the trading business, because they cause uncertainty in the market, reducing liquidity, and financial losses due to the unexpected change of price. To mitigate the risk of change of the models during the current year, the National Energy Policy Council (‘CNPE’) published a note in 2016 which established that changes in the mathematical models used in the sector will need to be approved by the CPAMP (‘Comissão Permanente para Análise de Metodologias’, or Standing Committee for Methodologies Analysis and Energy Industry Computer Programs) by July 31 of each year in order to be in force in the subsequent year.

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

Our businesses, including our relationships with third parties, are guided by ethical principles and rules of conduct that we have established. We have a range of internal rules that aim to orient our managers, employees and contractors, and to reinforce our ethical principles and rules of professional conduct. Due to the wide distribution and outsourcing of the production chains of our suppliers, we are unable to control all possible irregularities of these third parties. This means that we cannot guarantee that the financial, technical, commercial and legal evaluations that we use in our selection processes will be sufficient to prevent our suppliers from having problems related to employment law, or sustainability, or in the outsourcing of the production chain with inadequate safety conditions.

ANNUAL REPORT AND FORM 20-F | 2025	27

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

At present, considering projects and companies that are jointly controlled, CEMIG has 32 hydroelectric power plants, with 4,674 MW and representing 94.87% of our installed capacity. Water is the main raw material for CEMIG’s production of energy and is a resource that is sensitive to climate change and vulnerable to the consequences of exploration of other natural resources, significantly impacted by human actions and subject to a regulatory environment. CEMIG’s operation of reservoirs for generation of hydroelectric power essentially requires consideration of the multiple uses of water by other users in a river basin; and this in turn, leads to the need to take into account a range of constraints environmental, safety, irrigation, human consumption, waterways and bridges, among others. In periods of severe drought, like those of 2013 until 2021 and again in 2024, monitoring and forecasting the levels of reservoirs and the constant dialogue with the public authorities, civil society and users were essential for ensuring the generation of energy, and the other uses of this resource. This severe drought scenario did not recur in 2025; however, similar hydrological conditions may occur in the future, including in the context of climate change. Finally, CEMIG uses a Risk Management System to analyze scenarios and determine the degree of financial exposure to risks, considering the probability of occurrence and its effect. In the scenarios relating to potential conflicts with other users, CEMIG evaluates both the effects arising from prolonged droughts, which can lead to an increase of competition between the energy sector and other users, and the effects of flood events occurring due to excessive rain. While CEMIG engages with other essential users and takes steps to analyze community input and studies on issues relating to the impact of water use, competing interests relating to water use could, subject to certain minimum limits previously established by law, affect its availability to us for use in the operations of certain of our projects, which could adversely affect our business results of operations and financial condition.

ANNUAL REPORT AND FORM 20-F | 2025	28

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

Our processes of governance, risk management, compliance and internal controls might fail to avoid regulatory penalties, damage to our reputation, or other adverse effects on our business, results of operations or financial condition.

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

ANNUAL REPORT AND FORM 20-F | 2025	29

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

ANNUAL REPORT AND FORM 20-F | 2025	30

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

ANNUAL REPORT AND FORM 20-F | 2025	31

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

We have strict liability for any damage caused to third parties resulting from inadequate provision of energy services.

Under Brazilian law, we are strictly liable for direct and indirect damages resulting from the inefficient rendering of energy generation, transmission, distribution and related services. In addition, when damages are caused to final customers as a result of outages or disturbances in the generation, transmission and distribution system, whenever these outages or disturbances are not attributed to an identifiable member of the ONS or to the ONS itself, the liability for such damages is shared among generation, distribution and transmission companies. Until a party with final responsibility has been identified, the liability for such damage will be shared in the proportion of 35.7% to the distribution agents, 28.6% to the transmission agents and 35.7% to the generation agents. The number of votes establishes these proportions that each of these types of energy concession holders receives in the general meetings of the ONS, and as such, are subject to change in the future. Consequently, our business, results of operations and financial condition might be adversely affected in the event we are held liable for any such damage.

ANNUAL REPORT AND FORM 20-F | 2025	32

We may incur losses and reputational damage in connection with pending litigation.

We are party to several legal and administrative proceedings relating to civil, administrative, environmental, tax, regulatory, labor and other claims. These claims involve a wide range of issues and seek indemnities and restitution in money and by specific performance. Several individual disputes account for a significant part of the total amount of claims against the Company. See “Item 8. Financial Information – Legal and Administrative Proceedings”. Our consolidated financial statements include provisions for risks in a total amount of R$2.24 billion, as of December 31, 2025, for actions in which the probability of loss have been assessed as ‘probable’. One or more unfavorable decisions against us in any legal or administrative proceeding may have a material adverse effect on us. In addition to making provisions and the costs associated with legal fees, we may be required by the court to provide collateral for the proceedings, which may adversely affect our financial condition. In the event that our provisions for legal actions are insufficient, payments for actions in excess of the amounts provisioned could adversely affect our results of operations and financial condition.

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

Although we consider environmental protection for the planning and execution of our projects when we develop our business strategy, changes in environmental regulations, or changes in the implementation policy of currently existing environmental regulations could have a material adverse effect on our results of operations and our financial condition. Furthermore, the implementation of investments in the distribution and transmission segment has been experiencing delays due to the difficulty in obtaining the necessary authorizations and environmental approvals.

The implementation of photovoltaic power plants, which has been an important financial investment by CEMIG, is not supported by strengthened and consolidated regulatory instruments. The guidelines for its licensing are still in early stages, and the long-term impacts are poorly understood.

This scenario could have a material adverse impact on our results of operations and our financial condition by delaying the implementation of energy distribution and transmission projects and increasing expansion costs.

We operate without insurance policies against catastrophes and third-party liability.

Except for use of aircraft, fire and certain operational risks, we do not have third-party liability that covers accidents, and we do not seek proposals for this type of insurance. CEMIG has not sought a proposal for, and has not contracted, insurance coverage against disasters, such as earthquakes or floods, that might affect our facilities. Any event of this type could generate unexpected additional costs, resulting in adverse effects on our business, results of operations and financial condition.

ANNUAL REPORT AND FORM 20-F | 2025	33

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

The effects of climate change, the increase in the frequency and intensity of extreme climate events and regulatory changes can directly affect our distribution, generation and transmission activities, which can lead to financial impacts, loss of competitiveness, risk of disinvestment and reputational damage. 94.87% of CEMIG’s generation site is composed of hydroelectric power plants. Changes in rainfall totals and rainfall dispersion impact certain business activities. Extreme events can also impact distribution and transmission activities, mainly related to asset availability.

ANNUAL REPORT AND FORM 20-F | 2025	34

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

The focus of the Company's governance has been the balance between the economic, financial, environmental and social aspects of CEMIG, with the aim of making a continuous contribution to sustainable development, and aiming to improve its relationship with shareholders, customers, employees, society and others interested parts. With this action, the Company allows its decision-making process to be aligned with the ESG strategy, ensuring the supervision and monitoring of initiatives and allocation of the necessary resources to improve practices aimed at improving the Company's ESG performance.

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

ANNUAL REPORT AND FORM 20-F | 2025	35

Our business, reputation and results of operations could be adversely affected by heightened stakeholder expectations and evolving standards relating to ESG, social impact and sustainability, and by any perceived shortcomings in our related disclosures.

Certain investors, clients, customers, employees and other stakeholders are increasingly focused on issues related to ESG, social impact and/or sustainability. From time to time we announce initiatives, including targets and commitments, related to topics, among others, such as social issues, human rights, diversity and inclusion, environmental matters, and responsible supply. Any failure or perceived failure, or any inaccurate, inconsistent or incomplete communication regarding our progress with respect to these initiatives, could harm our reputation and brand, increase stakeholder scrutiny, reduce access to capital, increase compliance costs and expose us to regulatory or litigation risk. Any such failures may be due to changes in our activity (for example, changes in our operations, between distribution channels, or changes due to acquisitions).

Also, there is a continuous process of development or evolution on the part of authorities in relation to the standards or patterns by which efforts in favor of citizenship or sustainability are measured; certain areas are subject to assumptions that can change over time. Further, we may be criticized for the scope or context of our initiatives, or our objectives, or be perceived as not acting responsibly in relation to these issues. Our social and sustainability strategy and practices, and the level of transparency with which we address them, may be susceptible to various risks, including the following:

•         Our ESG and sustainability disclosures may result in increased scrutiny by investors, regulators and other stakeholders, potentially leading to heightened expectations, additional reporting demands and increased compliance costs;

•         If we fail to define, calculate and present ESG metrics and targets in a sufficiently rigorous, transparent and comparable manner—or if stakeholders perceive our priorities, objectives or progress as inadequate—our reputation, brand and access to capital could be adversely affected, including through unfavorable ESG assessments or ratings by third parties;

•         ESG standards, frameworks and regulations are evolving and may change rapidly, which may require us to modify the methodologies, content or presentation of our ESG disclosures and could increase costs or create challenges in explaining changes and maintaining comparability over time; and

•        Certain ESG metrics and sustainability information may rely on estimates, assumptions and third‑party data. To the extent we obtain external verification or limited assurance over certain ESG metrics, such procedures are typically less extensive than an audit of financial statements and may not detect all errors or misstatements. If our ESG disclosures are, or are alleged to be, inaccurate, incomplete or misleading, we could face reputational harm, regulatory scrutiny and potential liability under applicable securities laws.

ANNUAL REPORT AND FORM 20-F | 2025	36

Also, if our practices do not meet the expectations and/or rules of investors or other stakeholders (which are constantly evolving, and which might emphasize priorities different from those we have decided to focus on), or if our practices do not meet our own ESG-related values or objectives, then our brands, or our reputation, or our capacity to retain employees, might be negatively affected.

Any issues of this kind, or issues related to social impact or sustainability, might be capable of having a significant adverse effect on our activity.

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

Economic disruptions, including geopolitical instability and public health or natural events, could adversely affect our business.

Political, social, economic or natural events whether in Brazil or globally may adversely affect our business primarily through (i) changes in electricity demand from our customers and (ii) disruptions affecting the ability of our suppliers and other counterparties to perform their contractual obligations.

Such events may also contribute to broader market volatility, including in energy and commodity markets, and may indirectly affect our cost structure and financial condition.

Given the evolving nature of geopolitical developments and other external events, we cannot predict the timing, nature or extent of any such impacts on our business, results of operations or financial condition.

ANNUAL REPORT AND FORM 20-F | 2025	37

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

The Brazilian Federal Government frequently intervenes in the country’s economy and occasionally makes significant changes in monetary, fiscal and regulatory policy. Our business, results of operations and financial condition may be adversely affected by changes in government policies, as well as other factors including, without limitation:

•         Fluctuations in the exchange rate.

•         Regulatory policy for the energy sector.

•         Inflation.

•         Changes in interest rates.

•         Fiscal policy.

•         Other political, diplomatic, social and economic developments which may affect Brazil or the international markets.

•         Liquidity of the domestic markets for capital and loans.

•         Development of the energy sector.

•         Controls on foreign exchange and restrictions on remittances out of the country; and/or

•         Limits on international trade.

ANNUAL REPORT AND FORM 20-F | 2025	38

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

The stability of the Brazilian Real is affected by its relationship with the U.S. dollar, inflation and Brazilian Federal Government policy regarding exchange rates. Our business could be adversely affected by any recurrence of volatility affecting our foreign currency-linked obligations as well as increases in prevailing market interest rates.

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

On December 31, 2025, the exchange rate between the Brazilian Real and the U.S. Dollar was R$5.5018 for US$1.00, but the Real has experienced a persistent valuation against U.S. Dollar in the beginning of the 2026. There is no guarantee that the Real will not depreciate, or will further appreciate, in relation to the U.S. Dollar, in the future. The instability of the Brazilian Real/U.S. Dollar exchange rate could have a material adverse effect on us. Depreciation of the Real against the U.S. Dollar and other principal foreign currencies could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy, and consequently, our growth. Depreciation of the Real could cause an increase in financial and operating costs, since we have payment obligations under financing contracts and import contracts indexed to exchange rate variations. In addition, depreciation of the Real could cause inflationary pressure that might result in abrupt increases in the inflation rate, which would increase our operating costs and expenses, which might adversely affect our business, results of operations, or outlook.

We generally do not enter into derivative contracts or similar financial instruments or make other arrangements with third parties to hedge against the risk of an increase in interest rates, mostly because the Company has a partial “natural hedge” on it. To the extent that such floating rates rise, we may incur additional expenses. Changes that affect the composition of our debt and cause rises in short or long-term interest rates may increase our debt service payments, which could have an adverse effect on our results of operations and financial condition.

Inflation and certain government measures aimed to control it might contribute significantly to economic uncertainty in Brazil and could have a material adverse effect on our business, results of operations, financial condition and the market price of our shares.

Brazil has historically experienced extremely high rates of inflation. Inflation, and some of the Federal Government’s measures taken in an attempt to curb inflation, have had significant negative effects on the Brazilian economy. Since the introduction of the Real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. Brazilian annual inflation as measured by the IPCA index in the years 2023, 2024 and 2025 was, respectively, 4.62%, 4.83% and 4.26%.

ANNUAL REPORT AND FORM 20-F | 2025	39

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

Many Brazilian and global macroeconomic factors have an influence on the exchange rate. In this context, the Brazilian Federal Government, through the Central Bank, has in the past occasionally intervened for the purpose of controlling unstable variations in exchange rates. We cannot predict whether the Central Bank or the Federal Government will continue to allow the Real to float freely or whether it will intervene through a system involving an exchange rate band, or the use of other measures. This being so, the Real might fluctuate substantially in relation to the United States dollar, and other currencies, in the future. That instability could adversely affect the equivalent in U.S. dollars of the market price of our shares, and as a result the prices of our ADSs, common and preferred, and also outward dividends remittances from Brazil.

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

ANNUAL REPORT AND FORM 20-F | 2025	40

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

In 2025, the São Paulo Stock Exchange (Brasil, Bolsa, Balcão S.A, or ‘B3’), the only stock exchange in Brazil on which our shares are traded, had an annual market capitalization of R$4.8 trillion, and average daily trading volume of R$24.3 billion.

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

Investors in our preferred and common ADSs may be adversely affected by the imposition of restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion from Brazilian Reais (R$) into foreign currencies. Restrictions of this type would hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of preferred shares or common shares from Brazilian Reais (R$) into U.S. Dollars (US$). We cannot guarantee that the Federal Government will not take restrictive measures in the future.

ANNUAL REPORT AND FORM 20-F | 2025	41

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

ANNUAL REPORT AND FORM 20-F | 2025	42

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

ANNUAL REPORT AND FORM 20-F | 2025	43

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

Pursuant to Section 26 of Law 10,833, published on December 29, 2003, the sale of property located in Brazil involving non-resident investors is subject to Brazilian income tax as of February 1, 2004. Currently, the Company understands that ADSs do not qualify as property located in Brazil and, thus, should not be subject to the Brazilian withholding tax; nevertheless, the Brazilian Tax Authorities may try to assert Brazilian tax jurisdiction in such condition, incurring on the payment of tax income in Brazil for the Non-Resident Holders. In addition, pursuant to Law No. 15,270/2025, dividends paid by Brazilian companies will be subject to Brazilian withholding income tax at a rate of 10%, effective as of January 1, 2026. As a result, dividends paid in respect of the shares underlying the ADSs will be subject to such withholding tax when distributed to holders of ADSs who are not resident in Brazil, unless a specific exemption applies. The Company will be required to withhold and remit the applicable tax in Brazil prior to the remittance of dividends abroad. Consequently, holders of ADSs may receive lower net dividend amounts beginning in 2026. The application of double taxation treaties, if any, may affect the ultimate tax burden applicable to non-resident holders.

ANNUAL REPORT AND FORM 20-F | 2025	44

Item 4. Information on the Company

A.                History and Development of the Company

Companhia Energética de Minas Gerais – CEMIG is a state-controlled mixed capital company (‘sociedade por ações de economia mista’). CEMIG has its registered office located at Avenida Barbacena, 1200, Belo Horizonte, Minas Gerais, Brazil. The U.S. Securities and Exchange Commission (the ‘SEC’) maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC. Our internet address is https://www.cemig.com.br. The information posted on our website or that could be accessed through our website is not part of, or attached to or incorporated by reference into, this Form 20-F.

CEMIG built its first three hydroelectric power plants (HPP) in the 1950s and commenced its energy transmission and distribution operations in 1960. CEMIG was incorporated on May 22, 1952 and is organized and existing under the laws of Brazil and the State of Minas Gerais. In the 1970s, CEMIG took over the distribution of energy in the region of the city of Belo Horizonte, commissioned the São Simão hydroelectric power plant and advanced the transmission of energy with the construction of 6,000 km (3,728 miles) of power lines.

In the 1980s, a partnership between CEMIG, Centrais Elétricas Brasileiras S.A. (Eletrobras, currently AXIA) and the Brazilian Federal Government launched the Minas-Luz Program, to expand service to low-income populations in rural areas and outer urban suburbs, including the shantytowns. The Emborcação hydroelectric power plant, at the Paranaíba River, started operating in 1982. At that time, together with the São Simão plant, the Emborcação plant tripled the Company’s generation capacity. In 1983, CEMIG created its Ecological Program Coordination Management Unit, which is responsible for planning and developing the Company’s environmental policies. This new unit fostered the research of alternative energy sources, such as wind power and solar generation, biomass and natural gas. Since then, the Company has focused its research projects on such alternative energy sources.

In 1986, CEMIG’s subsidiary Companhia de Gas de Minas Gerais – Gasmig, a natural gas distribution company, was incorporated. By the end of the 1980s, CEMIG’s energy distribution business had a market share in the State of Minas Gerais of 96%.

In 2000, CEMIG was listed in the Dow Jones Sustainability Index for the first time and continues to be listed since then. We believe this to confirm our dedication to the balance between the economic, environmental and social pillars of corporate sustainability. In 2001, CEMIG’s ADRs, representing its preferred shares, were upgraded to Level 2 on the New York Stock Exchange. In 2004, due to new legal and regulatory requirements, CEMIG transferred its operations to two wholly owned subsidiaries: the energy generation and transmission company CEMIG Geração e Transmissão S.A. (CEMIG GT) and the energy distribution company CEMIG Distribuição S.A. (CEMIG D).

In 2006, CEMIG began to operate in other states, with the acquisition of a significant interest in Light S.A. (Light), which concession is in the state of Rio de Janeiro, and Transmissoras Brasileiras de Energia – TBE, which owned transmission lines in Northern, Midwest and Southern Brazil. In 2008, CEMIG initiated its participation in the UHE Santo Antônio generation project at the Madeira River. In April 2009, CEMIG GT acquired Terna Participações S.A., now called Transmissora Aliança de Energia Elétrica S.A. (Taesa). In May 2013, it increased its holdings in the energy transmission sector with the acquisition of equity interests in five other transmission companies. This increased CEMIG’s market share in Brazilian energy transmission from 5.4% to 12.6% at that time. In 2011, CEMIG GT expanded its participation in relevant generation and transmission assets, including the acquisition, by Amazônia Energia S.A. (in which CEMIG and Light have, respectively, 74.5% and 25.5% of the total capital) of a 9.77% stake in Norte Energia S.A. (NESA), the owner of the concession for the construction and operation of Belo Monte Hydroelectric Power Plant, in Xingu River, State of Pará. The transaction added 818 MW of generation capacity to

ANNUAL REPORT AND FORM 20-F | 2025	45

our total activities and increased Light’s total generation capacity by 280 MW. Also, in 2011, CEMIG acquired a controlling stake in Renova Energia S.A. (Renova), which has been working with Small Hydroelectric Power Plants (SHPs) and wind farms for over a decade. In 2015, the association between Vale S.A. (Vale) and CEMIG GT to form Aliança Geração de Energia (‘Aliança’) was concluded. The two companies subscribed shares issued by Aliança which were paid in by means of the equity interests they held in the following energy generation assets: Porto Estrela, Igarapava, Funil, Capim Branco I, Capim Branco II, Aimorés and Candonga; plus, a 100% interest in the following wind generation Special-Purpose Entities (SPEs): Central Eólica Garrote Ltda., Central Eólica Santo Inácio III Ltda., Central Eólica Santo Inácio IV Ltda. And Central Eólica São Raimundo Ltda. CEMIG GT won the concession for Lot D in ANEEL’s Auction 012/2015, for placement of concessions for hydroelectric plants under a regime of allocation of generating capacity and physical offtake guarantees. Lot D is comprised of 13 plants that were previously owned by CEMIG, and an additional five plants which were owned by Furnas Centrais Elétricas S.A. (Furnas). The aggregate installed generation capacity of these 18 plants is 699.57 MW.

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

On March 20, 2023, CEMIG concluded the sale of all the equity interest – equivalent to 7.53% of the Share Capital – it held directly and indirectly in Madeira Energia S.A. (MESA), the parent company of Santo Antônio Energia S.A. (SAE), to Furnas Centrais Elétricas S.A. (Furnas), for R$55.4 million.

On October 6, 2023, the Company concluded sale to Furnas of its entire holding, of 69.39%, in the share capital of Baguari Energia, which represents an indirect interest of 34% in the Baguari Consortium, which operates the Baguari Hydroelectric Power Plant, located in Minas Gerais, which has an installed capacity of 140 MW and 81.9 MW of physical guarantee. The transaction totaled R$393.0 million, adjusted for 100% of the CDI from December 31, 2022, to the payment made on October 6, 2023. Dividends of R$11.6 million received on October 3, 2023, were deducted from this amount, resulting in the receipt of the closing amount of R$421.2 million.

ANNUAL REPORT AND FORM 20-F | 2025	46

On November 22, 2023, CEMIG GT, a wholly-owned subsidiary of CEMIG concluded the sale of its direct equity interest of 49.9% in the share capital of Retiro Baixo Energética S.A. (Retiro Baixo) to Furnas Centrais Elétricas S.A. (Furnas). The transaction totaled R$223.4 million, adjusted for 100% of the CDI from December 31, 2022. Dividends of R$5.9 million received on June 28, 2023, were deducted from this amount, resulting in the net receipt of the closing amount of R$217.5 million.

On August 13, 2024, CEMIG GT concluded the disposal of its 45% stake held in Aliança Energia S.A. (Aliança) to Vale S.A. (Vale). The Closing Installment came to R$2.74 billion, equivalent to the Price of R$2.70 billion on the reference date of June 30, 2023, adjusted by the CDI since the reference date, less dividends distributed by Aliança to CEMIG GT in the period, which total R$298.78 million. The disposal was negotiated under the “lump-sum purchase” category, exempting CEMIG GT from a potential indemnification related to Aliança.

CEMIG carried out, in 2025, the largest investment program in its history in the state of Minas Gerais, totaling R$6.6 billion applied to the expansion, modernization, and reinforcement of the state's electrical infrastructure. The amount represents an increase of 16% compared to 2024.

On August 1, 2025, CEMIG GT, CEMIG PCH S.A., and the Queimado Consortium won the Generation Scaling Factor (GSF) credit auction for concession extensions, held by the Electric Energy Trading Chamber (CCEE).

The following describe certain activities relating to CEMIG subsidiaries, jointly controlled entities and associates during 2025, 2024 and 2023 (aggregated by business):

Divestment of Axxiom

On December 22, 2022, CEMIG signed a share purchase agreement for disposal of its 49% equity interest in Axxiom Soluções Tecnológicas S.A. (Axxiom) to Light S.A., owner of the remaining 51%. The agreement is subject to certain conditions precedent, which are expected to be satisfied in the coming months, after which the transaction will be completed. The agreement has a symbolic payment by Light of R$1.00 (one Real), with settlement of the assets and liabilities of Axxiom. The transaction was concluded on April 17, 2023.

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

The sale is in line with the Company’s Strategic Planning, which provides for the divestment of minority interests of CEMIG’s Group.

ANNUAL REPORT AND FORM 20-F | 2025	47

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

Divestment of Aliança Energia S.A.

On August 13, 2024, CEMIG GT concluded the sale of all the equity interest – equivalent to 45% of the share capital – it held directly in Aliança Energia S.A. to Vale S.A. The value of the Closing Installment amounted to R$2.74 billion, equivalent to the Price of R$2.70 billion, as of the base date of June 30, 2023, adjusted by the CDI since the base date, discounted by dividends distributed by Aliança to CEMIG GT during the period, which total R$298.78 million.

This sale was made within the context of executing CEMIG’s Divestment Program, so that the Company can redirect its management and capital allocation efforts to the state of Minas Gerais.

ANNUAL REPORT AND FORM 20-F | 2025	48

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

On September 13, 2023, CEMIG GT and its wholly-owned subsidiary Horizontes signed the Asset Purchase and Sale Agreement (‘CCVA’) with Mang Participações e Agropecuária LTDA (MANG), the winner of the auction.

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

ANNUAL REPORT AND FORM 20-F | 2025	49

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

On May 20, 2025, the Court of Justice of the State of Minas Gerais suspended, until a final and unappealable ruling on the merits, the preliminary injunction issued in the Popular Action case against the auction notice and the contract related to the divestiture of these power plants, thereby reinstating the effects of the auction held on December 5, 2024.

On October 16, 2025, CEMIG GT and its wholly-owned subsidiaries completed the onerous transfer of the Machado Mineiro, Sinceridade, Martins and Marmelos plants, after all precedent conditions of the Onerous Transfer Agreement had been fulfilled. The amount received from the divestiture was R$52.4 million.

On December 5, 2025, the Court of the 1st Public Treasury and Government Agencies Court of the District of Belo Horizonte has granted an injunction in a public civil action filed by the Federação dos Trabalhadores nas Indústrias Urbanas no Estado de Minas Gerais to suspend the processing of the divestiture procedure arising from the Public Auction for the sale of the rights to operate four small-scale power generation plants.

On December 8, 2025, the Court of Justice of the State of Minas Gerais has suspended, until the final judgment on the merits. Thus, the decision restores the effects of the agreement resulting from the Auction held on December 5, 2024, for the divestment of the Machado Mineiro, Sinceridade, Martins, and Marmelos power plants, which are not part of the Company’s Strategic Plan, enabling the continuation of the divestment process.

This divestiture is in line with the guidelines of CEMIG's Strategic Planning, which specifics optimization of the portfolio and a better allocation of capital.

ANNUAL REPORT AND FORM 20-F | 2025	50

TAESA

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

CEMIG Soluções Inteligentes em Energia – CEMIG SIM

On October 8, 2019, CEMIG Soluções Inteligentes em Energia – CEMIG SIM was launched. It comprises the activities developed by Efficientia S.A (Efficientia) and CEMIG Geração Distribuída – CEMIG GD. Efficientia's by laws were modified to adapt to the new object of CEMIG SIM and change of corporate name. On October 19, 2020, a CEMIG’s Extraordinary General Meeting of Shareholders approved the merger of Geração Distribuída – CEMIG GD (wholly-owned subsidiary), at book value, and as a result the investee ceased to exist and the Company took over of all its rights and liabilities. The proposal is for CEMIG SIM to act, in this first moment, but not limited, in the following segments: distributed generation, account services, cogeneration, energy efficiency (with Energy Efficiency Program resources – Programa de Eficiência Energética, or ‘PEE’), and supply and storage management.

During the year ended December 31, 2025, CEMIG SIM invested R$361 million in the acquisition of operating plants and the development of greenfield projects. As of December 31, 2025, CEMIG SIM had 35,500 customers.

On December 2, 2025, CEMIG SIM concluded a corporate reorganization involving its wholly owned subsidiary, Comerc Energia S.A. (Comerc). Prior to the transaction, CEMIG SIM and Comerc jointly held a 49% equity interest in 11 distributed generation photovoltaic power plants, with a total installed capacity of 53.7 MWp. Upon completion of the transaction, CEMIG SIM held a 100% equity interest in 6 UFVs, totaling 27 MWp of installed capacity, while Comerc indirectly held a 100% equity interest in 5 UFVs, totaling 26.7 MWp.

On December 19, 2025, CEMIG SIM concluded the acquisition of a 51% equity interest in two distributed generation photovoltaic power plants and 100% of one UFV, totaling 10 MWp of installed capacity, for an amount of R$56.6 million. As a result of this acquisition, CEMIG SIM has terminated the partnerships previously in place and now holds full ownership interest in all proprietary assets in portfolio, in line with CEMIG’s Strategic Planning.

CEMIG SIM plans to invest R$373 million from 2026 through 2027 as part of its strategic plan in Distributed Generation segment.

ANNUAL REPORT AND FORM 20-F | 2025	51

Multiannual Strategic Plan

CEMIG’s strategic planning, outlined in the 2026–2030 Multiannual Business Plan, was reviewed and approved by the Board of Directors in December 2025. The plan defines our ambition:

“Driving the energy transition while being a benchmark in customer satisfaction, quality, sustainability, innovation, and efficiency, as a catalyst for the development of Minas Gerais."

This strategy aims to accelerate CEMIG’s transformation and is built on the following key pillars:

•         Health and safety.

•         Focus on the customer.

•         Efficiency.

•         Grid.

•         Energy.

•         Market opening.

•         Energy transition.

Strategic Focus Areas:

•         Captive networks:

o        Distribution: Delight the customer with quality, safety, and innovation, enabling the energy transition in Minas Gerais.

o        Transmission: Grow sustainably in transmission, with health, safety, efficiency, and innovation.

o        Gas distribution: Expand presence in the urban market and promote expansion into inland areas, reaching the Triângulo Mineiro region and strengthening operations in the southern part of the state, with a focus on the customer, innovation, and efficiency.

•         Competitive market:

o        Centralized Generation: Grow sustainably in generation, with health, safety, efficiency, and innovation, reaching, by 2030, an installed capacity of at least 4.0 GW.

o        Commercialization: To be a benchmark in the energy commercialization market, generating value with innovative solutions, a diversified portfolio, and excellence in customer relations, achieving a 16% margin.

o        Distributed Generation: Expand the installed capacity of distributed generation by consolidating and maintaining leadership in Minas Gerais.

ANNUAL REPORT AND FORM 20-F | 2025	52

Capital Expenditures

Capital expenditures for the years ended December 31, 2025, 2024 and 2023 in millions of Reais, were as follows:

Year ended December 31,	2025	2024	2023
Distribution network	4,868	4,177	3,175
Power Generation	233	85	752
Transmission network	410	262	168
Others (1)	442	438	338

Total capital expenditures (2)	5,953	4,962	4,433

(1)      Includes investments in infrastructure, subsidiaries and others.

(2)      The capital expenditures are presented in our Consolidated Statement of Cash Flow in the account lines related to Contractual assets, acquisition of equity investees, capital contributions in investees, acquisition of property, plant and equipment, acquisition of subsidiaries and intangible assets.

For 2026, we plan to make capital investments in the amount of R$5,889 million, corresponding to our basic and expansion program. We expect to allocate these expenditures primarily to the expansion of our distribution, power generation and transmission system. The amounts planned do not include investments in acquisitions, capital injections and other projects, that are not remunerated by the concession-granting power – which are not recognized in the calculations of tariffs made by ANEEL. We expect to fund our capital expenditures in 2026 mainly from the cash flow from operations and, to a lesser extent, through financing.

B.                Business Overview

General

Our business involves the generation, transmission, distribution and sale of energy, gas distribution and the providing of energy solutions.

CEMIG

We are engaged in transactions to buy and sell energy through our subsidiaries. The total volume of energy resourced in 2025 was 105,450 GWh or 4.8% less than 100,604 GWh in 2024, and 7.7% more than 97,936 GWh in 2023. The amount of energy produced by us in 2025 was 8,788 GWh or 1.5% less than the 8,923 GWh produced in 2024, and 37.6% more than the 6,387 GWh produced in 2023. The amount of energy purchased by us in 2025 was 96,662 GWh or 5.4% more than 91,681 GWh purchased in 2024, and 5.6% more than the 91,550 GWh purchased in 2023. These figures include purchases from Itaipu of 5,301 GWh in 2025, 5,455 GWh in 2024 and 5,550 GWh in 2023. Through the Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica, or ‘CCEE’) and from other companies, we purchased 91,361 GWh in 2025, 86,226 GWh in 2024 and 86,000 GWh in 2023.

From the generated and purchased resources in 2025, 42,700 GWh or 41.7% of them were energy delivered to final customers, both captive and free. Total losses of energy in the core and distribution networks in 2025 totaled 7,898 GWh, which corresponds to 7.5% of total resources and is 17.5% higher than the 6,719 GWh loss in 2024.

ANNUAL REPORT AND FORM 20-F | 2025	53

The table below presents the breakdown of resources and power requirements by CEMIG traded in the last three years:

CEMIG’s Electric Energy Balance

(GWh)	2025	2024	2023
RESOURCES	105,450	100,604	97,936
Energy generated by CEMIG (1)	7,540	8,009	4,979
Energy generated by Sá Carvalho	221	277	314
Energy generated by Horizontes	-	9	45
Energy generated by CEMIG PCH	82	35	42
Energy generated by Rosal Energia	261	291	296
Energy generated by SPE	589	200	554
Energy generated by Poço Fundo	95	102	156
Energy purchased from Itaipu	5,301	5,455	5,550
Energy purchased from CCEE and other companies	91,361	86,226	86,000

REQUIREMENTS	105,450	100,604	97,936
Energy delivered to final customers (2)	42,700	43,396	44,570
Energy delivered by CEMIG H	9,846	19,513	15,607
Energy delivered by Sá Carvalho	460	507	472
Energy delivered by Horizontes	-	15	81
Energy delivered by CEMIG PCH	-	122	121
Energy delivered by Rosal Energia	240	238	219
Energy delivered by SPEs	109	110	519
Energy delivered by Poço Fundo	-	148	149
Energy delivered to the CCEE and other companies	44,197	29,836	29,723
Losses	7,898	6,719	6,475

(1)      Discounting the losses attributed to generation (171 GWh in 2025 and 397 GWh in 2024) and the internal consumption of the generating plants.

(2)      Includes energy delivered to customers outside the concession area (Wholesaler and Retailer).

Generation

The electric power generation business consists of the generation of energy using renewable energy sources (water, sun and wind).

As of December 31, 2025, we were one of the largest energy generation groups in Brazil, by total installed capacity. As of that date, we were generating energy at 32 hydroelectric plants (small hydroelectric power plants (SHP) and hydroelectric power plants (HPP)), 12 solar plants and 2 wind plants, with total installed capacity of over 4,674 MW (4,679 MW in 2024), with plants present in five states of Brazil. The vast majority of our capacity is generated at hydroelectric plants (4,434 MW of installed capacity), with the remaining being generated by solar plants (3.61%) and wind plants (1.51%).

ANNUAL REPORT AND FORM 20-F | 2025	54

Our top five power plants, which accounted for over 81.5% of our installed energy generation capacity in 2025, are:

Rank (Installed Capacity)	Generation Power Plant	CEMIG Group Company Holding Stake	Restricted / Unrestricted Group	Installed Capacity (MW) *	Start of Comm. Operations	Expiration of Concession or Authorization	Type of Power Plant	CEMIG´s Stake
1st	Belo Monte	Norte Energia	Unrestricted	1,313.0	2016	07/13/2046	HPP	11.69%
2nd	Teodomiro C. Santiago	CEMIG GT	Restricted	1,192.0	1982	05/27/2027	HPP	100.00%
3rd	Nova Ponte	CEMIG GT	Restricted	510.0	1994	08/14/2027	HPP	100.00%
4th	Irapé	CEMIG GT	Restricted	399.0	2006	10/28/2040	HPP	100.00%
5th	Três Marias	CEMIG GT	Restricted	396.0	1962	01/06/2053	HPP	100.00%
Sub-Total (Top 5)				3,810.0
Total (All Plants)				4,673.9

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

On December 31, 2025, CEMIG GT and other CEMIG transmission networks had 4,865 miles of lines, as follows:

CEMIG GT and other CEMIG transmission networks lines in miles
Classification	CEMIG GT	Other CEMIG Group Companies (1)
> 525 kV Lines	-	103
500 kV Lines	1,356	994
440 kV Lines	1,294	68
345 kV Lines	497	22
230 kV Lines	-	534
220 kV Lines	-	-

Total	3,147	1,721

(1)      Proportional to CEMIG’s stake in the relevant concession.

Distribution

Within the CEMIG Group, energy distribution activities are conducted by a wholly owned subsidiary, CEMIG Distribution (CEMIG D).

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

ANNUAL REPORT AND FORM 20-F | 2025	55

CEMIG D’s concession area covers 219,104 square miles, or 96.7% of the territory of the State of Minas Gerais. On December 31, 2025, CEMIG D’s energy system comprised 365,577 miles of distribution lines, through which it supplied 22,102 GWh to 9,590,970 regulated customers and transported 25,605 GWh to 6,135 free customers that use our distribution networks. The total volume of energy distributed was 47,708 GWh, of which 46.5% was distributed to regulated and free industrial customers, 12.9% to regulated and free commercial customers, 27% to regulated residential customers, and 13.6% to other regulated and free customers.

Other Businesses

While our main business consists of the generation, transmission and distribution of energy, we also engage in the following businesses: (i) distributed generation, through our subsidiary CEMIG Soluções Inteligentes em Energia S.A. – CEMIG SIM; (ii) sale and trading of energy, through structuring and intermediation of purchase and sale transactions, trading energy in the Free Market, through our wholly-owned subsidiaries CEMIG Trading S.A. and Empresa de Serviços de Comercialização de Energia Elétrica S.A.; and (iii) acquisition, transport and distribution of gas and its sub products and derivatives through Companhia de Gás de Minas Gerais (Gasmig).

Revenue Sources

The following table illustrates the revenues attributable to each of our principal revenue sources, in millions of Reais, for the periods indicated:

Year ended December 31,	2025	2024	2023
Revenue from supply of energy	35,902	34,341	31,671
Revenue from use of the energy distribution systems – TUSD	5,844	5,134	4,417
CVA (compensation for changes in ‘Parcel A’ items) and Other financial components	506	423	(213)
Financial component arising from PIS/Pasep and Cofins taxes refunded to customers– realization	-	513	1,909
Transmission revenue
Transmission operation and maintenance revenue	346	383	373
Transmission construction revenue	577	425	242
Interest revenue arising from the financing component in the transmission contract asset	334	433	524
Generation indemnity revenue	126	86	93
Construction revenues	5,657	4,712	3,899
Adjustment to expectation of cash flow from the indemnifiable financial asset of the distribution concession	117	104	149
Revenue from financial adjusting of the Concession Grant Fee	451	447	412
Transactions with energy on the CCEE	268	92	146
Mechanism for the sale of surplus	-	-	(4)
Supply of gas	3,082	3,919	4,139
Fine for violation of service continuity indicator	(155)	(157)	(139)
Other operating revenues	4,474	2,906	2,316
Deductions on revenue	(14,778)	(13,941)	(13,084)
Total revenues	42,751	39,820	36,850

ANNUAL REPORT AND FORM 20-F | 2025	56

Power Generation and Trading

Overview

CEMIG’s top five power plants accounted for over 81.5% of its installed energy generation capacity as of December 31, 2025 (81.4% in 2024).

CEMIG’s market consists of sales of energy to:

•         Regulated customers in CEMIG’s concession area in the State of Minas Gerais.

•         Free customers both in the State of Minas Gerais and other States of Brazil, through the Free Market.

•         Other agents of the energy sector – traders, generators and independent power producers, also in the Free Market.

•         Distributors in the Regulated Market; and

•         CCEE (eliminating transactions between companies of the CEMIG Group).

The total volume of transactions in energy, during the year ended December 31, 2025, was 105,450 GWh, an increase of 4.8% in comparison to 100,604 GWh in 2024.

Generation Assets

As of the date of this annual report, the subsidiaries, jointly controlled entities and affiliates of CEMIG operated 32 hydro plants (4,434 MW), 2 wind farms (71 MW) and 12 photovoltaic power stations (169 MW), totaling 4,674 MW.

We have incorporated subsidiaries in the State of Minas Gerais and other states in Brazil to operate certain of our generation facilities and to hold the related concessions.

The following are companies in which CEMIG GT owns 100% of the equity:

•        CEMIG Geração Camargos S.A., CEMIG Geração Itutinga S.A., CEMIG Geração Leste S.A., CEMIG Geração Oeste S.A., CEMIG Geração Salto Grande S.A., CEMIG Geração Sul S.A. and CEMIG Geração Três Marias S.A. In 2016, CEMIG GT transferred these companies to 7 Special Purpose Entities (SPEs) to hold the concession contracts for 18 hydroelectric plants won in the auction the year before. The total installed generation capacity secured to CEMIG GT’s portfolio was 699.6 MW. On May 31, 2023, CEMIG Geração Salto Grande S.A. and CEMIG Geração Três Marias S.A. were merged into CEMIG GT.

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

•        CEMIG SIM - A wholly owned subsidiary that operates in distributed generation and energy solutions.

ANNUAL REPORT AND FORM 20-F | 2025	57

The generation companies in which CEMIG GT has joint control are:

•        Aliança Norte Energia Participações S.A. (49%) – together with Vale (51%), the Company holds participation of 9% of Norte Energia S.A., holder of the concession to operate the Belo Monte hydroelectric plant, corresponding to an indirect equity interest of 4.41% and representing an installed capacity of 495 MW.

•        Amazônia Energia Participações S.A. (49% of voting share, 74.5% of total capital) – Owned jointly with Light (25.5%), holds 9.77% of Norte Energia S.A., representing an installed capacity of 818 MW indirectly held by CEMIG GT.

•        Hidrelétrica Cachoeirão S.A. (49%) – An independent power producer operating the Cachoeirão SHP, located at Pocrane, in the State of Minas Gerais. The other 51% is held by Santa Maria Energética.

•        Hidrelétrica Pipoca S.A. (100%) – An independent power producer that built and operates the Pipoca SHP, on the Manhuaçu River, in the municipalities of Caratinga and Ipanema, in the State of Minas Gerais.

•        Paracambi Energética S.A. (was denominated Lightger S.A up to October 2022) (49%) – Independent power producer, formed to build and operate the Paracambi SHP, on the Ribeirão das Lages river in the county of Paracambi, in the state of Rio de Janeiro. The remaining 51% shareholding is owned by Light.

•        Guanhães Energia S.A. (49%) – Guanhães Energia S.A. is jointly-controlled entity, which has four wholly-owned subsidiaries – PCH Dores de Guanhães S.A., PCH Senhora do Porto S.A., PCH Jacaré S.A. and PCH Fortuna II S.A.. Guanhães Energia S.A. is engaged in commercial operation of these four SHPs. Three of them – Dores de Guanhães, Senhora do Porto and Jacaré – are in the municipality of Dores de Guanhães; and one, Fortuna II, is in the municipalities of Virginópolis and Guanhães, all in the State of Minas Gerais. In July 2021, the project reached its 44 MW aggregate installed capacity.

•         Queimado Hydroelectric Power Plant – CEMIG GT holds an 82.5% interest in this entity and our partner in this project is CEB Participações S.A. (CEBPar), a subsidiary of Companhia Energética de Brasília (CEB), which owns 17.5% equity interest in the plant.

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

ANNUAL REPORT AND FORM 20-F | 2025	58

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

PV Jusante

On October 12, 2024, the operation of the photovoltaic plant Jusante was initiated. Jusante photovoltaic project is a photovoltaic complex composed of 7 plants, each one of 12.4MWp, totaling 87MWp of installed capacity and it is located on a site owned by the Company in São Gonçalo do Abaeté, Minas Gerais, near the Hydro Plant Três Marias. The investment value between 2022 and 2024 was R$377 million. Plants 1, 2, 3, 5, 6 and 7 are in commercial operation. Plant 4 is in test operation and is expected to start commercial operation by the end of second quarter of 2026.

The implementation of these plants is in accordance with the CEMIG group’s strategic planning, strengthening its generation from renewable sources, with profitability compatible with the Company’s cost of capital for this type of project.

CEMIG SIM

During the year ended December 31, 2025, CEMIG SIM strengthened its market leadership in distributed generation in Minas Gerais, with 426 MWp in operation, 129 MWp owned and 297 MWp leased. The addition of owned power plants increased the generation portfolio by 85.1 MWp in 2025, with 75 MWp under the greenfield model and 10 MWp under the brownfield model. By the end of 2025, CEMIG SIM completed the integration of its third-party plants and incorporated new assets into its portfolio, with a 100% ownership interest in 6 solar power plants totaling 27 MWp.

Consistent with its strategic plan, CEMIG SIM continues to invest in capacity expansion (1 GW) and investments of R$3.8 billion.

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

ANNUAL REPORT AND FORM 20-F | 2025	59

The following tables give operating information on our transmission capacity for the dates indicated:

	Circuit Length of Transmission Lines in Miles as of December 31,
Voltage of Transmission Lines	2025	2024	2023
500 kV	1,356	1,356	1,356
345 kV	1,294	1,294	1,294
230 kV	497	495	494

Total	3,147	3,145	3,144

	Transformation Capacity (1) of Transmission Substations as of December 31,
Substations	2025	2024	2023
Number of transmission substations (2)	41	41	41
MVA	19,806.25	19,806.25	20,101.75

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

The tables below present operational information on the transmission capacity of the joint venture proportional to the equity interest held by the CEMIG Group in each case, on the dates indicated:

	Transmission Network Extension in Miles as of December 31,
Voltage of Transmission Lines	2025	2024	2023
>525 kV	103	203	104
500 kV	994	853	851
440 kV	68	68	68
345 kV	22	21	21
230 kV	534	465	465

Total	1,721	1,610	1,509

Transmission assets

Furnas–Pimenta Transmission Line (Companhia de Transmissão Centroeste de Minas – ‘Centroeste’) – In September 2004, a consortium formed by Furnas and CEMIG, holding 49% and 51%, respectively, won the bid for the concession of the Furnas–Pimenta transmission line. As required by the tender rules, the partners formed a company, Companhia de Transmissão Centroeste de Minas S.A., which is responsible for the construction and operation of the transmission line. This 345-kV transmission line extending for 39 miles connects the substation of the Furnas hydroelectric plant to a substation at Pimenta, a city in the Center-West region of Minas Gerais. It began commercial operation in March 2010 and the concession expires in March 2035. On January 13, 2020, the Company concluded the acquisition of 49% of the share capital held by Eletrobras (currently, AXIA) in Centroeste, becoming the sole owner of the investee since then.

ANNUAL REPORT AND FORM 20-F | 2025	60

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

During the year ended December 31, 2025, we invested R$4,868 million (R$4,177 million in 2024) in the construction and acquisition of the property, plant and equipment needed to supply energy to our customers, expand and increase the capacity of our distribution system.

The following tables provide certain operating information pertaining to our distribution system, on the dates indicated:

Circuit length of distribution lines in miles – High voltage (from distribution substations to final customers) as of December 31,
Voltage of distribution lines	2025	2024	2023
161 kV	4	35	30
138 kV	9,593	9,162	9,065
69 kV	2,218	2,342	2,233
34.5 kV + 230 kV	484	492	568

Total	12,299	12,030	11,896

Circuit length of distribution lines in miles – Medium and low voltage (from distribution substations to final customers) as of December 31,
Voltage of distribution network	2025	2024	2023
Overhead urban distribution lines	87,264	82,675	77,559
Underground urban distribution lines	1,780	1,784	1,753
Overhead rural distribution lines	266,993	265,121	264,694

Total	356,037	349,580	344,007

ANNUAL REPORT AND FORM 20-F | 2025	61

Step-down transformation capacity (1) of distribution substations as of December 31,
	2025	2024	2023
Number of substations	502	479	463
MVA	13,118.4	12,579.4	12,183.4

(1)      Step-down transformation capacity refers to the ability of a transformer to receive energy at a certain voltage and release it at a reduced voltage for further distribution.

Expansion of Distribution Capacity

Our five-year distribution expansion plan, comprising 2023 to 2027, is based on electric station renewals and market growth projections. To accommodate this growth, we plan to add distribution lines to the existing grid, including up to 41,850 miles of medium and low voltage and 2,185 miles of high voltage. Additionally, we plan to construct 127 new digital electric substations and modernize and increase capacity at over 50 existing facilities, expanding our distribution network by more than 2,500 MVA.

Purchase of Electric Power

During the year ended December 31, 2025, CEMIG D purchased 5,301 GWh of energy from Itaipu, which represented 17.4% of the purchased energy, and 514 GWh (1.7%) of energy from PROINFA. CEMIG D also purchased 1,071 GWh under Nuclear Energy Quota Contracts - Contratos de Cotas de Energia Nuclear, ‘CCENs’, (3.5%) and 4,211 GWh under Assured Energy Quota Contracts - Contratos de Cota de Garantia Física, ‘CCGFs’, (13.8%). In addition to the previous compulsory purchase, we have two other types of supply arrangements: (i) purchases of 18,544 GWh through public auctions, which accounted for 60.8% of the purchased energy; and (ii) purchases of 855 GWh through long-term agreements existing prior to the New Industry Model Law, which represented 2.8% of the purchased energy in 2025.

Itaipu — Itaipu is one of the largest operational hydroelectric plants in the world, with an installed capacity of 14,000 MW. AXIA Energia (formerly, Centrais Elétricas Brasileiras S.A., or ‘Eletrobras’), a holding company controlled by the Federal Government, owns a 50% interest in Itaipu, while the government of Paraguay owns the remaining 50%. Brazil, pursuant to its 1973 treaty with Paraguay, has the option to purchase all the energy generated by Itaipu that is not consumed by Paraguay.

CEMIG D is one of the electricity power distributors operating in the south, southeast and west-central regions of Brazil that are jointly required to purchase all of Brazil’s portion of the energy generated by Itaipu, in accordance with the Law 5,899/1973. The Federal Government allocates Brazil’s portion of Itaipu’s power among these energy companies in amounts proportional to their respective historical market share of total energy sales. For 2025, Order 3,836/2024 set this proportion rate at 10.81%. These rates are fixed to defray Itaipu’s operating expenses and payments of principal and interest on Itaipu’s dollar-denominated borrowings and the cost in Reais of transmitting such power to the Brazilian grid. These rates are above the national average for bulk supply of power and are calculated in U.S. dollars. Therefore, fluctuations in the U.S. dollar/Real exchange rate affect the cost, in Real terms, of energy we are required to purchase from Itaipu. Historically, we have been able to recover the cost of such energy by charging supply rates to customers. According to our concession contract, increases in the supply rates may be transferred to the final customer upon approval by ANEEL.

Since 2007, ANEEL publishes at the end of each year the amount of energy to be purchased from Itaipu by each of the electric power distributors for the following year, as guidance for the five subsequent years. Based on this, the distributors can estimate their remaining energy needs in advance of the next public auctions.

ANNUAL REPORT AND FORM 20-F | 2025	62

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

‘Bilateral Contracts’ — CEMIG D entered into ‘bilateral contracts’ with various suppliers prior to the enactment of the New Industry Model Law in 2004. Such agreements are valid under their original terms but cannot be renewed. During the year ended December 31, 2025 CEMIG D didn’t enter new bilateral contracts.

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

Gasmig’s marketing efforts focus on its ability to provide a more economically efficient and environmentally friendly alternative to oil products, like diesel and liquefied petroleum gas (LPG), wood, wood products and charcoal. During the year ended December 31, 2025, Gasmig supplied 2,836 million cubic meters of natural gas per day to 109,931 customers in 50 cities: 86 large and medium-sized industrial plants, 1,568 small industrial plants and commercial customers, 60 retail distribution stations that supply natural gas to vehicles, 4 distribution stations supplying natural gas for fleet vehicles, 2 retail distribution stations that supply compressed natural gas (‘CNG’) to vehicles, 7 co-generation projects, 5 distributors of CNG to industrial customers, and 108,186 homes.

The number of customers has increased 5.82% (mainly residential).

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

During the year ended December 31, 2025, capital expenditures totaled R$314.35 million and 192.5 miles were added to our natural gas network. Gasmig spent R$216.97 million on the mid-west project and completed the construction of its main line in 2025.

In the city of Belo Horizonte, the main projects developed were those aimed at serving the Urban Market. High Density Polyethylene (‘HDPE’) densification networks were implemented in the Ouro Preto, Santa Efigênia, Castelo, Centro, Serra, Buritis, Barro Preto e Belvedere neighborhoods. There were also investments in the cities of Nova Lima, Poços de Caldas and Juiz de Fora.

ANNUAL REPORT AND FORM 20-F | 2025	63

Gas distribution concessions

The concessions for distribution of natural gas are granted by each Brazilian state. In the state of Minas Gerais (Grantor), the Regulatory Agency for Sanitation and Energy of Minas Gerais (Arsae-MG), sets the tariffs for natural gas by market segment. The tariffs are comprised of a portion for the cost of gas and a portion for the distribution of gas. Each quarter the tariffs are adjusted to pass through the cost of gas, and once a year they are adjusted to update the portion allocated to cover the costs relating to the provision of the distribution service – remuneration of invested capital and to cover all the operating, commercial and administrative expenses of the concession holder.

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

During the year ended December 31, 2025, CEMIG SIM strengthened its market leadership in distributed generation in Minas Gerais, with 426 MWp in operation, 129 MWp owned and 297 MWp leased. The addition of owned power plants increased the generation portfolio by 85.1 MWp in 2025, with 75 MWp under the greenfield model and 10 MWp under the brownfield model. By the end of 2025, CEMIG SIM completed the integration of its third- party plants and incorporated new assets into its portfolio, with a 100% ownership interest in 6 solar power plants totaling 27 MWp. Consistent with its strategic plan, CEMIG SIM continues to invest in capacity expansion (1 GW), with total investments of R$3.8 billion allocated for the 2019–2029 multi-year period, in accordance with the CEMIG Group’s Strategic Planning for the Distributed Generation business.

ANNUAL REPORT AND FORM 20-F | 2025	64

Sales and Trading of Energy

We provide services related to the sale and trading of energy in the Brazilian energy sector, such as evaluation of scenarios, representation of customers in the CCEE, structuring and intermediating of energy purchase and sale transactions, and consultancy and advisory services, besides services related to the purchase and sale of energy in the Free Market through our wholly-owned subsidiary companies CEMIG Trading S.A. and Empresa de Serviços de Comercialização de Energia Elétrica S.A. (ESCEE).

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

CEMIG’s Total Losses Index as of December 31, 2025, using a 12-month window, was 11.42%. This percentage is related to the total energy injected into the distribution system (the total volume of losses was 6,930 GWh). Of that percentage, 8.01% comprised technical losses, and 3.41% comprised non-technical losses. This result was 1.06 percentage points higher than the result for 2024 (10.36%), and below the regulatory target set by ANEEL for 2025 (11.46%).

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

The total energy losses recorded by CEMIG in the year 2025 were 6,690 GWh, a 9.91% increase in comparison to 2024 (6,802 GWh). The CCEE apportioned losses in the national grid totaling 476 GWh to CEMIG D, that decreased 4.20% in comparison to 2024 (496 GWh).

Technical losses were 70% of the total losses related to CEMIG D for the year ended December 31, 2025. Losses in distribution are inevitable because of energy transport and its transformation into different levels of voltage. We seek to minimize it by rigorous and regular assessments of the operational conditions of the distribution facilities, and investment to expand distribution capacity, for maintaining quality and reliable levels, thus reducing technical losses; we also operate the system in accordance with certain specific voltage levels, to reduce the level of losses. Technical losses are not strictly comparable: longer distribution distances (for example, in rural areas), naturally have higher technical loss levels.

Non-technical losses were 30% of CEMIG D’s total energy losses during the year ended December 31, 2025. To minimize non-technical losses, preventive actions are taken regularly: customers’ meters and connections are inspected; meter readers are trained; metering systems are modernized; smart meters were installed; procedures for installation and inspection of meters are standardized; meters with quality control guarantees are installed; the database of customers is updated, and irregular or clandestine connections are removed.

ANNUAL REPORT AND FORM 20-F | 2025	65

Quality indicators – DEC and FEC (SAIDI and SAIFI)

At the end of 2025, the indicators that measure the quality of supply by CEMIG D – (i) System Average Interruption Duration Index (SAID’), expressed as a figure per customer, in hours per year; and (ii) System Average Interruption Frequency Index (SAIF’), also expressed as a customer-experienced average, were 8.97 and 5.14, respectively. In 2024, the figures for SAIDI and SAIFI were 9.46 and 5.06, respectively. The indicator calculation process is certified according to ISO Quality Standard 9001.

In December 2015, CEMIG D signed the contractual amendment that unified its concession contracts for the provision of public electricity distribution services, which extended the concessions from January 1, 2016, until December 31, 2045. The contract defined limits for the internal portion of the continuity indicators, Internal System Average Interruption Duration Index (SAIDI-i) and Internal System Average Interruption Frequency Index (SAIFI-i), The table below shows the performance of the Company since 2019.

	SAIDI-i (hours)					SAIFI-i (Interruption)
Year	2021	2022	2023	2024	2025	2021	2022	2023	2024	2025
Limit	10.08	9.98	9.59	9.64	9.48	6.56	6.43	6.00	5.97	5.83
Performed	9.46	9.48	9.71	9.46	8.97	4.60	4.58	4.86	5.06	5.14

During the year ended December 31, 2025, the Company did not exceed the limit for the SAIDI-i and SAIFI-i set by the Regulatory Agency (ANEEL).

The concession contracts have limitations on the distribution of dividends and/or payment of Interest on Equity to the minimum established by law, in the event of non-compliance with the annual indicators for outages (SAIDI and SAIFI) for two consecutive years, or three times in a period of five years, until the regulatory parameters are restored. In the past five years, CEMIG D has been complying with these contractual requirements.

Customers and Billing

Customer base

The CEMIG Group sells energy through the companies CEMIG D, CEMIG GT, CEMIG Holding and other wholly-owned subsidiaries – Sá Carvalho, CEMIG PCH, Rosal Energia, CEMIG Geração Camargos, CEMIG Geração Itutinga, CEMIG Geração Leste, CEMIG Geração Oeste, and CEMIG Geração Sul.

This market comprises sales of energy to:

•         Regulated customers in CEMIG’s concession area in the State of Minas Gerais.

•         Free customers both in the State of Minas Gerais and other states of Brazil, through the Free Market.

•         Other participants of the energy sector – traders, generators, and independent power producers, also in the Free Market; and

•         Distributors, in the Regulated Market.

ANNUAL REPORT AND FORM 20-F | 2025	66

During the year ended December 31, 2025, we sold a total of 66,887 GWh, or 6.1% higher than in 2024, while the total of power we transported for free customers was 0.1% lower, at 25,605 GWh. Sales of energy to final customers plus our own consumption in 2025 totaled 46,178 GWh, or 0.8% higher than in 2024. Sales to distributors, traders, other generating companies, and independent power producers in 2025 totaled 20,709 GWh or 20.4% higher than in 2024.

As of December 31, 2025, CEMIG Group invoiced 9,599,424 customers – a growth of 2.0% in the customer base compared to December 31, 2024. Of these, 9,598,709 are final customers, including CEMIG’s own consumption; and 715 are other agents in the Brazilian energy sector.

Sales to Final Customers

Residential

The residential customer category accounted for 19.3% of CEMIG’s energy sales in 2025, totaling 12,905 GWh or 1.5% more than in 2024. The average monthly consumption per customers in 2025 was 131.0 kWh/month, or 1.6% lower than in 2024 (133.1 kWh/month).

This lower consumption of the residential customer category is the result of migration of customers to distributed microgeneration and minigeneration, and milder temperatures in some months of the year.

Industrial

Energy billed to regulated and free industrial customers in the State of Minas Gerais and other states was 27.3% of the total volume of energy traded by us in 2025, at 18,259 GWh, or 3.9% higher than in 2024.

This reduction of 34.9% in the captive market is due to the migration of customers to the free market and to the distributed microgeneration and minigeneration. The 6.4% increase in the free market is due to an increase in the number of customers of 36.4%.

Commercial and Services

Energy sold to regulated and free customers in this category in Minas Gerais and other Brazilian states was 13.9% of the total volume of energy traded by us in 2025, at 9,289 GWh, 4.0% lower than in 2024.

The increase of 14.7% in the volume billed by CEMIG GT and its wholly owned subsidiaries to free customers in Minas Gerais and other Brazilian states is due to the increase of 27.2% in the number of customers.

The reduction of 3.5% in number of customers in the captive market is due to the migration of customers to the free market and to the distributed microgeneration and minigeneration.

Rural Customers

Energy consumed by the rural customer category in 2025, at 2,928 GWh, was 5.6% lower than in 2024, and represents 4.4% of the total in 2025.

Other customer categories

Supply to other categories – government, public lighting, public services, and our own consumption – totaled 2,797 GWh in 2025 or 1.5% higher than 2024. Despite the trend of customers migrating to the free market, the Company maintained slight growth.

ANNUAL REPORT AND FORM 20-F | 2025	67

Whole sales in the Free Market

During the year ended December 31, 2025, total sales of energy were 16,472 GWh, or 27.5% higher than 2024.

Whole sales in the Regulated Market

Sales in the Regulated Market in 2025 totaled 4,237 GWh or 1.2% lower than in 2024.

The table below presents CEMIG Group’s market in more detail, itemizing transactions in 2025 compared to 2024:

		2025		2024		Variation YoY
		Customers	Energy	Customers	Energy	Customers	Energy
Type of Sale	Class	Amount	Amount	Amount	Amount	Variation	Variation
		(un)	(GWh)	(un)	(GWh)	(%)	(%)
Traded Energy		9,599,424	66,887	9,409,229	63,031	2.0	6.1
Sales to final customers		9,598,709	46,178	9,408,728	45,826	2.0	0.8
Captive	Residential	8,206,751	12,905	7,960,300	12,715	3.1	1.5
Captive	Industrial	22,847	687	23,807	1,056	(4.0)	(34.9)
Captive	Commercial and Service	884,430	3,367	916,307	4,010	(3.5)	(16.0)
Captive	Rural	379,481	2,823	405,953	2,953	(6.5)	(4.4)
Captive	Public Power	75,326	892	72,681	989	3.6	(9.8)
Captive	Street Lighting	8,001	942	7,209	971	11.0	(3.0)
Captive	Public Service	13,271	459	13,688	762	(3.0)	(39.8)
Captive	Own Consumption	863	28	789	30	9.4	(6.7)
Free	Industrial	3,383	17,572	3,222	16,521	5.0	6.4
Free	Commercial and Service	4,201	5,922	4,630	5,666	(9.3)	4.5
Free	Rural	108	105	134	149	(19.4)	(29.5)
Free	Public Power	47	476	8	4	487.5	11,800.0
Wholesale sales		715	20,709	501	17,205	42.7	20.4
- Contracts in Free Market	Supply	171	16,472	279	12,916	(38.7)	27.5
- Contracts in Regulated Market	Supply	544	4,237	222	4,289	145.0	(1.2)

ANNUAL REPORT AND FORM 20-F | 2025	68

This table presents the CEMIG Group’s sales to the Industrial user category in 2025, by sector of activity:

Sector of activity	Volume invoiced (GWh)	(%)
Metallurgy	2,941	16.1
Mining	2,828	15.5
Foods	2,662	14.6
Manufacturing	2,148	11.8
Automotive	1,585	8.7
Plastic Products	1,353	7.4
Chemicals	953	5.2
Textile	809	4.4
Machinery	415	2.3
Other sectors	2,565	14.0

Total, industrial customers	18,259	100.0

The ten largest industrial customers served by the CEMIG Group, located in Minas Gerais and other states of Brazil, in terms of revenue, are:

Customer	Activity
SAMARCO	Metallic Mining
APERAM INOX AMERICA DO SUL	Metallurgy
CBMM - CIA BRAS DE METALURGIA E MINERAÇÃO	Metallurgy and Mining
STELLANTIS (FIAT) AUTOMÓVEIS	Automotive
USIMINAS	Metallurgy and Mining
CSN LAFARGEHOLCIM	Non-metallic product manufacturing
MOSAIC FERTILIZANTES	Chemicals
VALLOUREC TUBOS	Metallurgy
ANGLOGOLD ASHANTI CSM	Metallic Mining
MINASLIGAS	Metallurgy

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

CEMIG D’s customers are divided into Low, Medium and High Voltage.

ANNUAL REPORT AND FORM 20-F | 2025	69

Invoices of High voltage customers, which are connected directly to the transmission network, are payable five working days after reading of the meter. These customers receive the payment document – the energy invoice – by e-mail.

Medium Voltage customers are those that receive supply at a voltage of 2.3 kV or more, which amount to about 11.9 thousand customers, which are billed within two business days after the meter reading. They receive invoices both in printed form and by email, payable five business days from the date of delivery at the customer’s address. Due to modernization and automation of the meter reading of these customer units, by using remote metering, CEMIG D now has 96.98% of its billing automated. This enables the customer unit to be metered in real time – so that CEMIG D records and updates consumption of energy at regular intervals.

Low Voltage customers are billed in cycles, which vary between 27 and 33 days. The bill is delivered simultaneously with the meter reading. A total of 8.6 million customer units are billed using this technology, which is known as ‘On Site Billing’. These bills are payable five business days from the date of their delivery (or 10 business days for the establishments of public entities and bodies). The great majority of the amounts billed to this category of customers are for energy actually consumed. Only 0.89% of these customers are billed based on estimated consumption (i.e., on the arithmetic means of the amounts recorded for the 12 months prior to the consumption that is not measured).

CEMIG D has invested to increase the number of digital bills sent by email, which grew by 10.7% in 2025, with 1.86 million customers now receiving their billing online. CEMIG intensifies campaigns to encourage customers to choose this way of receiving their monthly bills. The reduction in the volume of printed-paper used for billing helps reduce its global cost to the Company and contributes to environmental sustainability for the planet.

During the year ended December 31, 2025, CEMIG D saved R$4.2 million (R$3,500 million in 2024) with the electronic invoices sent monthly. Modernization of the billing system and the distribution network has significantly contributed to customers’ satisfaction and the quality of CEMIG’s energy supply. CEMIG intends to continue with improvement in this and related fields.

Seasonality

CEMIG’s sales of energy are affected by seasonality. Historically, consumption by industrial and commercial customers increases in the fourth quarter due to their increase in activity. The seasonality of rural consumption is usually associated with rainfall periods. During the dry season between the months of May and November, more energy is used to irrigate crops. The table below presents quarterly figures for energy billed by the CEMIG Group to final users, regulated customers and free customers from 2023 to 2025, in GWh:

Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2025	11,228	11,641	11,687	11,844
2024	11,281	11,464	11,464	11,587
2023	10,923	11,540	11,370	11,943

Competition

Contracts with Free Customers

On December 31, 2025, CEMIG Group had a portfolio of contracts with 10,716 customers, including free customers and suppliers (energy traders, energy distributors and power generators). Of this total, 9,116 are free customers amounting to 59% of the total volume of energy sold by CEMIG Group in 2025.

ANNUAL REPORT AND FORM 20-F | 2025	70

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

Federal Law 9,605 of February 12, 1998, stipulates penalties for facilities that operate without environmental licenses. In 1998, the Federal Government issued Provisional Act 1,710 (currently Provisional Act 2,163-41/01), which allows project operators to enter into agreements with the relevant environmental regulators in order to comply with Federal Law 9,605/98. Accordingly, we have been negotiating with (i) Ibama; and (ii) the Regional Environmental Regularization Units (URAs), which comprise the environmental authorities of the State of Minas Gerais, to obtain the environmental operating licenses for all our plants and transmission lines that began operating prior to February 1986.

ANNUAL REPORT AND FORM 20-F | 2025	71

For the generation facilities located in the State of Minas Gerais, which are subject to state-level environmental licensing, we have agreed with URA and Ibama to bring our facilities into compliance on a gradual basis. For those facilities of CEMIG GT that started operations before February 1986, we have prepared the required environmental assessments, filed applications with the appropriate environmental bodies, and submitted them for analysis. Under the applicable law, the Company is allowed to operate while awaiting consideration of its application. We assess the degree of compliance with the conditions by reference to the Conditions Compliance Index (ICC).

Over the course of 2025, Authorizations for Environmental Intervention via application for a DAIA (‘Documento Autorizativo para Intervenção Ambiental’) were requested by CEMIG D. These documents authorize the removal of native vegetation for the purpose of building a new distribution line, expanding distribution lines, and ensuring operational safety. For new projects, it was necessary the removal of 1,070.327 hectares of secondary natural vegetation and 142,507 hectares of eucalyptus/pine trees. For maintenance lines, the removal of secondary natural vegetation reached 64,193.68 hectares. All extractions were authorized through legal means.

For CEMIG GT, for instance, the Company requested an environmental intervention at Três Marias Hydroelectric Powerplant (HPP) to remove some trees, considering structural risks for the dam. At Pai Joaquim Small Hydroelectric Powerplant (SHP), it was requested an environmental intervention on 0.0596 hectares for dredging works and maintenance of the structures on the dam. Native vegetation is often suppressed for opening access points and expansion of other generation and transmission facilities of the Company in operation. These actions encompass Environmental Licenses in their different forms.

There is an estimated total of 477 environmental conditions or control mechanisms included in these licenses – they include monitoring programs, reforestation activities, water quality control and other provisions. As examples, we can cite provisions referring to the following: programs monitoring terrestrial and river animals, their distribution and occurrence including mammals, reptiles, amphibians and birds, and assessing how the structure of the landscape interacts with animals’ survival; fish monitoring programs to assess distribution and local occurrence of fish species and larvae/eggs at spawning sites; fish monitoring programs to assess risk of fish deaths in hydroelectric power plants; programs carried out every year focusing on erosion of reservoir margins and application of control and recovery measures; programs to recover degraded areas with reforestation of permanent preservation areas, acting to replenish vegetation on lands affected by facilities or where damage compensation applies; programs involving the community, such as Environmental Education Programs and the Management Participative Program, which organize a variety of activities over each year, including students, farmers, CEMIG employees, and local community members; and programs monitoring water quality and the aquatic community, including macrophytes (plants whose excessive proliferation can cause damage to hydroelectric plants).

Of the generation and transmission projects, 38 have an Operating License (among initial issuances, renewals, corrective licenses and others). Since December 2022, the Cajuru and Gafanhoto Small Hydroelectric Plants (SHPs) have been operating under Conduct Adjustment Undertakings (Termos de Ajustamento de Conduta, or ‘TACs’), which had been renewed in 2025. The Poço Fundo SHP has two license modalities: an Operating License and a joint environmental license (Prior License - ‘LP’ + Installation License - ‘LI’ + Operating License - ‘LO’) due to its currently undergoing adaptation works.

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

Gasmig leads its natural gas distribution activities in Minas Gerais state based on standards of legal compliance, environmental responsibility, and risk management. Projects are preceded by technical and environmental assessments, ensuring that the implementation and operation phases comply with current legislation and the conditions established by the competent authorities, especially the State Secretariat for Environment and Sustainable Development (Secretaria de Meio Ambiente e Desenvolvimento Sustentável or ‘Semad’).

ANNUAL REPORT AND FORM 20-F | 2025	72

Infrastructure expansion is planned in a structured mode, considering criteria of technical, environmental, and socioeconomic viability. In this context, the Central-West Natural Gas Distribution System (SDGN) stands out, whose main pipeline, the Central-West Trunk Line, was completed in December 2025, connecting the cities of Betim, Sarzedo, Juatuba, Mateus Leme, Igarapé, Itaúna, and Divinópolis. The secondary lines – Lateral Lines – are currently being implemented, expanding service capacity and strengthening the regional energy infrastructure.

A crucial highlight for the environmental viability of this project was obtaining the Environmental Licenses relevant to the different phases of the project. The Central-West Trunk Line has been fully implemented, while the Side Lines obtained their Environmental License in January 2025, which allowed the start of construction. This achievement reinforces Gasmig's commitment to sustainable practices and strict compliance with environmental regulations.

During the implementation of the networks, mitigation measures aimed at protecting the biotic environment were adopted. Among these, the Flora Rescue Plan stands out, which includes the collection, management, and relocation of plant specimens to suitable areas, minimizing impacts resulting from vegetation suppression and promoting the conservation of local biodiversity. The Fauna Rescue and Monitoring Program was also implemented with the objective of preventing, mitigating, and monitoring possible impacts on wildlife in the intervention areas, ensuring the protection of species, the proper management of individuals potentially affected, and the monitoring of two endangered feline species. These actions are accompanied by specialized technical teams, ensuring traceability and compliance with environmental requirements.

And following the continued expansion of SDGN, the Company has moved forward with the SDGN Extrema Pouso Alegre Project, that involves the interconnection of the municipalities of Pouso Alegre, São Sebastião da Bela Vista, Camanducaia, Cambuí, Estiva, Itapeva and Extrema, contributing to regional development and expanding access to a more efficient and lower-carbon energy source compared to other fossil fuels. Since its inception, the project has been structured in accordance with best engineering and environmental management practices, prioritizing respect for environmentally protected areas and minimizing environmental impacts, as per the originally proposed plan.

At the same time, Gasmig initiated studies focused on the distribution of biomethane, with an emphasis on implementing a structuring SDGN (Sistema de Desenvolvimento Natural Gas) in the Triângulo Mineiro region. This initiative reinforces the Company's commitment to innovation, diversification of the energy matrix, and the promotion of solutions with less environmental impact, aligned with contemporary demands for energy transition.

With this action, the Company consolidates a responsible expansion model that integrates operational efficiency, regulatory compliance, and the generation of sustainable value for the people of Minas Gerais.

ANNUAL REPORT AND FORM 20-F | 2025	73

Management of Biodiversity

Vegetation in the Energy System

The interaction of trees with electricity distribution cables can cause serious risks to the population as well as outages in supply of electricity to customers. As a result, CEMIG carries out regular annual preventive maintenance programs in both urban and rural regions.

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

In June 2007, we created the Peixe Vivo Program, as a result of members of senior management believing that it was necessary to take more effective measures to preserve fish populations of the rivers where the Company has operations. The program’s main activities are summed up in its mission, which is: “To prevent and minimize the environmental impacts caused by electric power generation, aiming at the conservation of aquatic ecosystems through technical innovations and a management approach committed to society and the environment.”Since its creation, the program has been operating on two fronts – one seeking preservation of fish populations in the State of Minas Gerais, and the other focusing on forming protection strategies to avoid and prevent fish deaths at CEMIG’s hydroelectric plants. The principles guiding the work of the Peixe Vivo team can be summarized as: adoption of scientific criteria for decision-making; establishment of partnerships with other institutions; and modification of practices as a result of the information generated.

Since 2018, the members of Peixe Vivo Program have been developing its Fish Death Risk Assessment Program (Programa de Avaliação do Risco de Morte de Peixes, or ‘PARMP’) aiming to mitigate potential risks related to maintenance and operation of hydroelectric plants. Its main operations are monitoring fish fauna, periodically and prior to any operational procedures of plants. Biologists evaluate fish density and environmental conditions based on monitoring data. The PARMP has been developed and validated in two consecutive research projects and is now implemented as one of the Company’s continuous optimizing programs. So far, approximately 38% of reduction in monthly average fish deaths by operation of power plants have been observed since the PARMP began, with reductions already reaching up to 77% in some periods.

ANNUAL REPORT AND FORM 20-F | 2025	74

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

Avifauna and Bats Populations

The construction and operation of wind power plants may create a risk for avifauna and bats due to its towers of wind structures. CEMIG has conducted avifauna and bat monitoring studies at its wind power facilities with the objective of mitigating potential impacts related to collisions with wind turbines and structures and assessing the need for the installation of aviation or wildlife deterrent signaling devices.

At the Volta do Rio Wind Power Plant, a monitoring program was conducted over a three-year period, from December 2022 to December 2025. At the Praias de Parajuru to Beberibe Transmission Line, which is part of the Praias de Parajuru Wind Complex, a two-year monitoring program was carried out from October 2022 through July 2024. In addition, monitoring activities are currently underway at the Acaraú II – Sobral III Transmission Line, with a planned duration of two years, having commenced in May 2025 and remaining ongoing as of the date of this annual report.

Based on the information available as of the date of this annual report, the results of these studies have not identified any significant adverse impacts on avifauna or bat populations. Accordingly, based on the findings obtained thus far, no specific mitigation measures related to this aspect have been deemed necessary.

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

ANNUAL REPORT AND FORM 20-F | 2025	75

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

Law 12,651, of 2012, subjects APPs of artificial reservoirs to a specific plan created to regulate the use of, and conservation measures for, the area surrounding it. This plan, called the Environmental Plan for Use and Conservation of the Area Surrounding a Reservoir (Plano Ambiental de Conservação e Uso do Entorno do Reservatório, or ‘PACUERA’) must be prepared, for each reservoir, according to the minimum requirements determined by the competent environmental authority in the environmental licensing process.

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

To mitigate these risks, we have been monitoring and recording invasions and taking action to prevent invasions on the paths of transmission and sub-transmission lines. Several measures have been taken to preserve the security of these lines, including contracting a company for systematic inspection, implementing security measures and works to minimize the risks of accidents, and removal of occupation of transmission line pathways through agreements with residents and through partnerships with the municipalities in our concession area.

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

ANNUAL REPORT AND FORM 20-F | 2025	76

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

Gasmig's natural gas distribution networks are predominantly underground and cross both urban and rural areas, including Permanent Preservation Areas (APPs), always in compliance with environmental legislation and the conditions of environmental regularization processes.

In urban areas, pipelines are typically installed in public right-of-way, close to drainage, sanitation, energy, and telecommunications systems. This context demands continuous risk management, especially regarding the possibility of interference from works carried out by third parties. To mitigate these risks, all networks are properly marked according to technical standards and internal procedures, ensuring visibility, traceability, and operational safety.

In addition, the Company provides an updated map of the natural gas distribution system on its institutional portal, promoting transparency and access to information. Through the Dig Safely program, Gasmig offers free on-site technical guidance for interventions carried out by third parties, reinforcing the culture of prevention and protecting the integrity of the networks.

The management of asset integrity is supported by systematic inspection and monitoring plans aimed at verifying safety conditions and preventing irregular occupations, improper constructions, or erosion processes near the pipelines. All networks are georeferenced and registered in a centralized registry, available for prior consultation by public bodies, companies, and other interested parties, allowing for the safe planning of new projects and works.

Natural gas loss remains at low levels due to the low operating pressure of the distribution networks and the agility in incident response protocols. The Company has structured strategically positioned safety blocking zones to reduce response time and increase the effectiveness of actions in the event of incidents.

Furthermore, Gasmig implements the Metallic Pipeline Safety Management Plan, which includes specific methodologies for assessing structural integrity and proactively identifying potential threats, including internal and external corrosion processes. This set of practices strengthens system reliability, the safety of the communities served, and the long-term sustainability of operations.

ANNUAL REPORT AND FORM 20-F | 2025	77

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

In CEMIG GT (generation), compensation through protected areas resulted in creation of three Private Natural Heritage Reserves (Reservas Particulares do Patrimônio Natural, or ‘RPPNs’): The Galheiro RPPN is linked to the Nova Ponte Hydroelectric Plant; the Coronel Domiciano RPPN is linked to the Coronel Domiciano Small Hydro Plant; and the Fartura RPPN is connected to the Irapé Hydroelectric Plant. We also have an ecology station – the Itutinga Environmental Station (Estação Ambiental Itutinga) – linked to the Itutinga Hydroelectric Plant. The RPPNs are managed under Area Handling Plans (Planos de Manejo), which are documents required by Federal Law 9,985/2000. As well as functioning as a refuge for native flora and fauna, RPPNs play an important role in environmental education. At the Itutinga Environmental Station, saplings of native species of the Cerrado and Atlantic Forest biomes are produced and used in reforestation or donated to communities in locations close to CEMIG projects.

ANNUAL REPORT AND FORM 20-F | 2025	78

In addition to the environmental compensation referred to above, forest compensations for cleaning of power line pathways and access to our construction sites, in which vegetation has been suppressed are routine. Account data from CEMIG GT and CEMIG D, since 2020, plantings have been carried out in at least 901.27 hectares, and 97.74 hectares only in 2025.

For CEMIG Distribution (CEMIG D) there are several alternative methods of environmental compensation – for example, planting of saplings of vegetation species that are native to the biome affected in the degraded area: in 2025 these comprised a total of 22.57 hectares. There was also compensation through transactions in land and its preservation. In this modality, CEMIG donates areas within the limits of Conservation Units to the public authorities, to ensure restrictions on activities that could prejudice the environment by management and conservation of those areas.

Other environmental requirements can become applicable due to the impacts of various projects. These may include structuring and operation of programs to monitor fauna and flora of regions surrounding facilities of the energy system, environmental education programs; and programs for recovery of degraded areas (Programas de Recuperação de Áreas Degradadas, or ‘PRADs’).

The Carbon Market

The CEMIG Group participates in Clean Development Mechanism (CDM) projects registered with the United Nations Framework Convention on Climate Change (UNFCCC), including six Small Hydro Plants (SHPs), with aggregate capacity of 96 MW.

In Guanhães Energia the potential for generation of credits is 44,488, of which 49% belong to CEMIG; at the Cachoeirão SHP the total is 34,059 credits (of which 49% belong to CEMIG); and at the Paracambi Hydroelectric Plant the total of credits is 38,161, of which 49% belong to CEMIG.

In 2025, these projects continued to be monitored, corresponding to 57,186.92 credits for CEMIG, without changes in respect to 2024.

Project	Registry number	Status	Estimated annual reduction, tCO2eq	Period of credit	Credits issued
Guanhães SPC (4 SHPs,44 MW)	3088	Registered	44,488	Jan 2013 – Jan 2020 (Renewable) Jan 31, 2020 – Jan 30, 2027 (Has been renewed)	-
Cachoeirão SHP (27 MW)	4788	Registered	34,059	Feb 3, 2019 – Feb 2, 2026 (Renewable)	47,680 (Jan 2013 – Dec 2020) 15,004 (Jan 2021 – Apr 30, 2021)
Paracambi SHP (25 MW)	9893	Registered	38,161	Jul 9, 2021 – Jul 8, 2028	-

ANNUAL REPORT AND FORM 20-F | 2025	79

Management of equipment and waste contaminated with Polychlorinated Biphenyls (PCB)

Brazil has signed and ratified the Stockholm Convention (SC) that includes goals related to the management of PCBs within electrical equipment. Currently, CEMIG has removed from use or decontaminated all large equipment (more than 2500L) with more than 50 mg/kg of PCBs, except for one that will be replaced by April 30, 2026. There are plans to replace the remaining sealed (small volume) equipment still in use that did not have information related to the PCB content. Regarding smaller equipment, most of them were considered with low contamination risk. The company is increasing its sampling and developing a plan to remove from use and to destine them, with the Company being subject to sanctions in case of non-compliance with current environmental legislation. The remaining oil volume estimated with PCB higher than 50 mg/kg is 1.5% of total oil volume. According to the European Committee for Electrotechnical Standardization (CENELEC), there is no known risk to human health so long as the equipment remains fully enclosed, even if the insulating liquid is contaminated with PCBs. Hence, CEMIG has made great efforts to identify, remove from use and destine its equipment containing more than 50 mg/kg of PCB.

Significant additional costs that may be incurred by requirements and restrictions imposed by environmental agencies are mainly related to:

•         Various environmental issues, which involve the Company's activities;

•         Response to environmental emergencies (when they occur) and associated risks;

•         Remediation of contaminated areas that may be identified;

•         Compliance with regulations on the management of polychlorinated biphenyls.

In order to minimize the risk of these additional costs, CEMIG carries out a series of actions that will be presented below.

Environmental accidents or emergencies can result in serious damage to the environment, public health, and even the Company's image, if appropriate control measures are not taken. In these cases, a quick and effective response is extremely important to minimize possible impacts, to prevent them from worsening and taking on greater proportions, such as contamination of soil and watercourses.

CEMIG Holding has Emergency Response Plans (PAE) for the transportation of dangerous cargo (involving products, waste, or other hazardous materials) and also has PAE for operational units, which provides for the availability in strategic locations and the use of emergency response kits, among others. Training and simulations related to the topic are planned and carried out, to enable those involved to act with appropriate measures and in the necessary response time.

In addition, CEMIG maintains a contract with a specialized company in environmental emergency response, supported by a 24‑hour call center that can be activated at any time. This company operate bases in strategic locations across the state, enabling timely response in accordance with current legal requirements. Furthermore, as a preventive measure against accidents involving large volumes of oil, all Distribution substations had already been environmentally upgraded before 2024, with the installation of Water and Oil Separator Boxes (CSAO).

However, CEMIG Holding may receive fines related to environmental occurrences, regardless of whether it has been complied with. In these situations, the technical and legal staff prepares the defenses, aiming to minimize the penalties.

ANNUAL REPORT AND FORM 20-F | 2025	80

The main activities of CEMIG D, responsible for energy distribution, are exempt from environmental licensing. When there is expansion of the network, lines or construction of new substations, most of the time, it is necessary to obtain authorizations for environmental intervention, mainly related to issues of vegetation suppression.

There are some licensed activities/ventures namely:

•         Transport of dangerous products.

•         Advanced Distribution Centre – Igarapé (CDA-IG).

•         Block 14 (Q14) – Simplified Environmental License – LAS.

•         Araxá 2 Distribution Line – Jaguara.

CEMIG D has adopted several procedures related to vegetation management, waste management and emergency response plans. Significant additional costs that may be incurred by requirements and restrictions imposed by environmental agencies are mainly related to response to the environmental emergencies (when they occur) and associated risks, remediation of contaminated areas that may be identified, compliance with regulations on the management of polychlorinated biphenyls.

CEMIG D has been carrying out the necessary environmental studies required by the environmental agency and by law in places where potentially polluting activities occur and/or have occurred, that is, where there may be Areas with Potential for Contamination. Priority is being given to the most critical projects in operation, in the process of decommissioning and/or sale process.

The following studies have been completed in the following areas:

•        Confirmatory investigation in projects in Juiz de Fora, São Francisco, Uberaba and Ipatinga - no contamination was evidenced, being classified as "uncontaminated".

•        Confirmatory investigation of Block 14: No contamination/environmental liabilities were evidenced, however the area was classified as an Area with Potential for Contamination (PA), because "the project remains with a Potentially Generating Activity of Contaminated Areas (CETESB, 2025), which in the case of Block 14, corresponds to the storage of insulating mineral oil." (AMBRATEC, 2025).

•        Confirmatory and Detailed Investigation of CDA Igarapé: 5 nearby points with oil contamination in the soil and 2 nearby points in groundwater were identified in a small and well-defined area (area less than 0.2 ha in a 25.6 ha project). The Detailed Investigation studies have recently been concluded, indicating that contamination is restricted, which reveals that contamination should not cause a Material Impact on the Company. It is noteworthy that both in the Confirmatory Evaluation and in the Detailed Evaluation, no contamination by Polychlorinated Biphenyls (PCBs) was identified neither in the soil nor in the groundwater, and all results were below the limits of quantification of the laboratory and consequently the guiding values established in the legislation. It should be noted that the CDA Igarapé is under construction for environmental adaptation and improvement, already contracted and started, with the removal of much of the contaminated soil (December 2025) and environmentally appropriate final disposal of the affected soil and new studies will be carried out to remedy the remnants of contamination that persist. Also, works are underway to revitalize a shed in order to eliminate a possible source of contamination - and construction of a new shed for oil handling. In addition, some points were also identified in the same area with metals above the reference values, but whose possible source of contamination has not yet been identified, which may be from local geology, of external or internal origin. New studies will be carried out to monitor and define the necessary actions.

ANNUAL REPORT AND FORM 20-F | 2025	81

Among the legal provisions that can lead to investments and operating expenses is compliance with the Stockholm Convention (EC) to which Brazil is a signatory and which provides for Persistent Organic Pollutants (POPs), including Polychlorinated Biphenyls (PCBs). These substances (generically known by the term Ascarel) are bioaccumulative, non-biodegradable and persistent in the environment.

Brazil has signed and ratified the Stockholm Convention (SC) that includes goals related to the management of PCBs within electrical equipment. Currently, CEMIG has removed from use or decontaminated all large equipment (more than 2500L) with more than 50 mg/kg of PCBs, except for one that will be replaced by April 30, 2026. There are plans to replace the remaining sealed (small volume) equipment still in use that did not have information related to the PCB content. Regarding smaller equipment, most of them were considered with low contamination risk. The Company is increasing its sampling and developing a plan to remove from use and to destine them, with the Company being subject to sanctions in case of non-compliance with current environmental legislation. The remaining oil volume estimated with PCB higher than 50 mg/kg is 1.5% of total oil volume. According to the European Committee for Electrotechnical Standardization (CENELEC), there is no known risk to human health so long as the equipment remains fully enclosed, even if the insulating liquid is contaminated with PCBs. Hence, CEMIG has made great efforts to identify, remove from use and destine its equipment containing more than 50 mg/kg of PCB.

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

System Operation Center of generation and transmission assets CEMIG’s System Operation Center (Centro de Operação do Sistema, or ‘COS’), located at the head office in Belo Horizonte, is the nerve center of the transmission and generation operations. With a modern control room, it coordinates the operations of all CEMIG GT assets, in real time, providing operational integration of the generation and transmission of power. It also operates the interconnections with other generation, transmission, and distribution companies. The supervision and control executed by the COS now extends to 54 extra high voltage substations, 10 major generating power plants, 20 minor generating power plants, two wind farms and four solar power plants.

Through its activities, the COS permanently guarantees the security, continuity, and quality of the energy supply to its clients and to the system. The activities of the COS are supported by up-to-date telecommunications, automation, and information technology resources, and executed by highly qualified personnel. The COS has a Quality Management System, with ISO 9001:2015 certification.

ANNUAL REPORT AND FORM 20-F | 2025	82

Distribution Operation Center

Our distribution network is managed by a Distribution Operation Center (Centro de Operações de Distribuição, or ‘COD’), located in Belo Horizonte. The COD monitors and coordinates our distribution network operations in real time. They are responsible for the supervision and control of 502 distribution substations, 353,300 miles of medium and low voltage distribution lines and 12,298 miles of sub-transmission lines and 9.512 million customers and operates in 774 municipalities of Minas Gerais.

We provided an average of 24,110 operating services in the field a day in 2025. There are various systems in use to automate and support the COD’s processes, including trouble call, field crew management, distribution substation supervision and control, restoration of power, emergency switching, network disconnection, and inspection. Technologies, including a Geographic Information System and Satellite Data Communication Helpline, to reduce customer service restoration time and provide better customer service. These are devices, installed along our distribution network, that sense and interrupt fault currents, and automatically restore service after momentary outages, improving operational performance and reducing restoration time and costs.

Geoscience Information System

The Electric Office CEMIG system (EOC), known as “Atlantis” in the project phase, has modernized and unified CEMIG’s system of geoprocessing of distribution lines and networks. The system enables management of resources with geospatial vision, allows better planning of expansions, records analysis of electrical networks, and assists in compliance with ANEEL’s normative resolutions.

The Geographic Information System (GIS) enables us to give support to the processes of registry and design, as well as supporting the following corporate processes: network expansion and maintenance, protection of revenues, planning and supplies, property services and management of assets through full integration with the Enterprise Resource Planning (ERP) system, besides supporting the operations. Additionally, it provides support to engineering through integration with the electrical and mechanical calculations system that offers network analysis and suitable network sizing. The EOC system is used by CEMIG's high, medium, and low voltage asset registration teams.

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

We have an engineering system with geoprocessing functions (acronymous GDIS - Gestão da Distribuição) which is responsible for coordinating field service operations (maintenance, restoration and customer services in low and medium electric tensions), attending 27 thousand customer services per day, performed by 2 thousand teams daily connected to this system by GPRS exchange message or satellite connection, sending about 700 thousand messages monthly. Since 2022 there were no significant implementations, although the efforts were to maintain the system’s stability and availability which are critical in these specific processes of energy distribution. This is due to the replacement of GDIS with a new IT solution in the next years.

ANNUAL REPORT AND FORM 20-F | 2025	83

In 2024, we started the activities to migrate GDIS's operation module functionalities to SAP CCS. This initiative aims to integrate the SAP environment directly with CEMIG's field systems, ADMS and FSM (Digiteam).

In 2022, we started a project with the goal of prospecting an ADMS (Advanced Distribution Management System) solution, specifying the requirements and carrying out the process of acquiring a market solution. The winning ADMS solution was from Schneider Electric.

The ADMS project started in 2023, in 2024 the substations operations were by ADMS, in 2025 the controlled equipment of feeders were in ADMS. The old SCADA system was decommissioned.

By 2026, the OMS, DMS, EMS, OTS, and DERMS modules will be used and enabling the decommissioning of the old OMS e GIS system.

The ADMS will integrate many corporate systems, including CRM, GIS, FSM, SAP, ECM, AMI, and meteorology. The CEMIG Enterprise Content Management (ECM) Project and the Advanced Distribution Management System (ADMS) Project to develop integrations to automate the sending of Operation Diagrams to the ADMS, reducing the viewing of a substation's complementary documents to one click.

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

CEMIG has another IT solutions based in GIS technologies, such as geographic panels with data available in tabular and map views, automation panels for distribution operations, system to management, inspection and security of dams and integrations to permit access to simple map views.

Internal Telecommunications Network

CEMIG's telecommunications network comprises 1,335 Communication Stations. 224 of these have high-performance microwave links and an optical system of 8,169 miles of optic fiber providing a mix of telecommunications network. Our robust data network also contains communication facilities that share the infrastructure of substations, generation plants and high voltage transmission and distribution lines.

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

To support the control and supervision of the medium voltage distribution network's system, there is a private radio communication system, installed in 1,480 automated protection or switching equipment. Another 2,206 automated devices are monitored by a satellite solution, and a third party, with 13,650 equipment (cellular and modems) are served by a public mobile network.

Commercial and technical services dispatch are supported by 1,939 mobile vehicle terminals connected by a hybrid satellite and cellular solution and 156 handhelds equipped with the cellular solution. 550,604 energy meters make up an Advanced Metering Infrastructure (AMI) and are equipped with the cellular or satellite communication solution and dedicated to revenue protection. There are currently 511,798 points settled in low voltage customers in the metropolitan region of Belo Horizonte.

ANNUAL REPORT AND FORM 20-F | 2025	84

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

Corporate Network

Our Company has 42,793 Telecommunications and a Data Networks Assets installed in 300 cities of Minas Gerais linked to a mix of private and public telecommunication infrastructure which includes microwave links, optical fibers and metallic cables networks.

The physical and logical network topologies employ security resources such as firewalls, intrusion prevention system (IPS), access control, Endpoint Detection and Response and antispam systems, which are continuously updated to protect against unauthorized access, in accordance with ISO 27002. A security information and event management system (SIEM) provided by a specialized third-party security company, makes it possible to investigate adverse events, while also providing a historical record base to meet legal requirements.

An external third-party Security Operations Center and an in-house Network Operation Center (SOC and NOC), monitor, operate and manage the whole network and security infrastructure in Real time (24 hours per day, 7 days a week), maintaining confidentiality, integrity and availability of the data throughout the whole network. Additionally, we contracted a threat intelligence service, linked to the SOC, with the aim of anticipating possible attacks and increasing the Company's level of protection.

A solution based on Cisco App Dynamics was implemented to monitor Customer Services Applications and meter users experience. This monitoring improves proactivity in handling incidents.

Since 2022, 100% of users’ computers have been updated, mostly by replacing desktops with notebooks. Operating Systems have been updated ensuring data protection and vulnerability containment policies.

Collaboration and productivity solutions based on Cloud Solutions using Microsoft Office 365 were implemented, bringing greater results to the users’ experience.

A solution using Azure Virtual Desktop (AVD) has been implemented since 2022 replacing legacy Virtual Desktop Infrastructure (VDI) and reducing VPN connections directly to Corporate Network and also enabling Remote Desktop Connection (RDP) blocking, which were points of vulnerability in the environment.

Multifactor Authentication (MFA) was implemented in all external access as well as a unified endpoint management (UEM) to ensure effective access control to the company network.

In 2023, 85% of Datacenter Server Workload was migrated to Microsoft Azure Cloud, providing high availability, high scalability and cost-effective solution. In 2024, we intensified activities related to digital transformation by prioritizing evolutionary projects associated with CEMIG's key systems.

ANNUAL REPORT AND FORM 20-F | 2025	85

Information Security Management

Information security, a permanent concern of ours, is ensured by a management system based on Control Objectives for Information and Related Technologies (COBIT), which is aligned with best market practices. Our information security management system includes processes for policy, risk, communication, information classification and information security management and control. In addition, recurring actions for improvement in processes, communication, awareness and training strengthen our information security practices.

Since 2022 CEMIG strengthened its cybersecurity program by adopting new technologies and tools to prevent cyber-attacks and data privacy breaches. That includes an Endpoint Detection and Response platform’s expansion for the Operational technology (OT) environment, a security platform that provides industrial cyber security solution, with IoT and OT visibility, for continuous monitoring and real-time risk insights to protect from evolving threats. The entire OT network has been isolated from the IT network by jump server and firewalls so that access to this network is done through a controlled infrastructure dependent on MFA. Update and patch application control was implemented and the creation of an external site for disaster recovery increased the resilience of this environment.

In the Information Technology (IT) environment, CEMIG has implemented mobile device management, mobile application management, multifactor authentication (MFA) for network access and reduced VPN connections directly to Corporate Network enabling Remote Desktop Connection (RDP) blocking, which were points of vulnerability in the environment. To help protect our sensitive data, a data loss prevention and an electronic data classification and labeling tool were implemented to apply cryptography protection to sensitive documents. We contracted an external third-party Security Operations Center (‘SOC’) and a threat intelligence service with the aim of anticipating possible attacks and increasing the Company's level of protection.

A cybersecurity maturity assessment model (C2M2) has been used with the aim of promoting safe practices and directing improvement actions.

CEMIG maintains an ongoing safety awareness program for its employees through annual campaigns.

IT Governance Program

The Company’s Information & Technology Governance program is designed to ensure strategic alignment with business objectives, promote value creation through effective resource and risk management, and maintain continuous oversight of performance, compliance, and regulatory adherence. Governance practices are subject to ongoing monitoring and periodic assessments to verify effectiveness, maturity, and alignment with applicable legal and regulatory requirements.

To support the execution of corporate strategy, CEMIG aligns business priorities with control objectives and governance and management processes, translating business demands and opportunities into compliant and risk-aware outcomes. The Company adopts structured control objectives based, whenever applicable, on the COBIT framework, and leverages IT service management best practices grounded in ITIL to define, operate, and measure its processes.

In addition, the IT Governance function has strengthened its structured oversight activities, including regular evaluations of governance practices and the systematic application of a continuous improvement lifecycle consistent with ITIL guidance. Improvement opportunities are formally identified, documented, prioritized, and tracked to implementation, reinforcing process maturity, operational consistency, and accountability across the IT environment.

ANNUAL REPORT AND FORM 20-F | 2025	86

IT and Enterprise Service Manager System

Enterprise Service Management (ESM) is fully operational at CEMIG and has been consolidated as the standard model for corporate service delivery. The Company has expanded its service management framework beyond IT, implementing an integrated enterprise platform through which corporate services are structured, cataloged, delivered, and monitored under standardized governance and performance criteria.

Services in Human Resources, Facilities and Real Estate, Finance, Legal, Information Technology and Telecommunications, as well as selected core services supporting Distribution, Generation and Transmission operations, are currently available through a unified and actionable corporate service catalog. These services are managed within a single enterprise platform supported by standardized workflows, service level controls, and continuous performance monitoring. The Company is progressing toward the full migration of all remaining corporate services into the ESM ecosystem, further strengthening operational consistency, traceability, and efficiency across business areas.

Asset discovery, inventory, and configuration modeling capabilities are fully implemented and operating on a continuous basis. Over the past year, CEMIG has significantly improved the maturity of its Service Asset and Configuration Management processes. Automated discovery and mapping mechanisms provide structured visibility of IT and OT environments, establishing clear relationships among infrastructure components, operational devices, systems, and business services. This integrated view enhances the identification of critical assets, improves business impact analysis, strengthens risk and information security management, and supports more effective lifecycle control.

The integration between IT and OT asset domains has materially progressed. The Company has established structured visibility over critical operational assets and implemented a scalable data foundation designed to incorporate additional operational asset information from the electric power sector on an ongoing basis. This capability contributes to improved resilience, regulatory compliance, and decision-making transparency.

Current efforts are focused on consolidating the maturity achieved and advancing service optimization and automation initiatives. The Company is enhancing service delivery through workflow automation, orchestration mechanisms, and quality controls aimed at increasing agility and consistency. In parallel, CEMIG is structuring its AI governance framework to support responsible adoption and value generation, with a focus on the development and oversight of AI capabilities related to creation, curation, clarification, cognition, communication, and coordination.

Product and service quality management practices are also being strengthened through standardization and automation of testing and validation processes. The continued expansion of the ESM model, combined with automation, artificial intelligence, and governance enhancements, reinforces CEMIG’s commitment to operational excellence, regulatory adherence, and sustainable value creation.

ANNUAL REPORT AND FORM 20-F | 2025	87

Commercial Management and Customer Service Systems

The Company maintains an integrated commercial management and customer service system built on the SAP CCS (Customer Care Solution), CRM (Customer Relationship Management), and Datalake platforms, fully integrated with the corporate Business Intelligence (BI) environment. This architecture supports the Company’s core customer relationship, billing, commercial service, and electricity distribution management processes.

The SAP CCS and CRM solutions are used to manage and serve a customer base exceeding 9 million customers supplied at high, medium, and low voltage levels. These systems ensure appropriate levels of information security, operational reliability, data quality, and process productivity, in compliance with the regulatory requirements established by the Brazilian Electricity Regulatory Agency (ANEEL) and prevailing market demands.

As part of its omnichannel strategy, the Company has continuously advanced the evolution of its digital customer relationship channels, including a self-service portal, mobile application, WhatsApp, and SMS communications. These initiatives are designed to expand customer access to commercial services, reduce reliance on in-person service channels, and enhance overall customer experience.

As part of this technological evolution, critical commercial processes are being progressively restructured based on a microservices architecture, enabling scalable deployment and full integration with digital channels. In 2025, in addition to initiatives directly focused on customer experience, driven by the Cliente+ Project, relevant progress was achieved under the ADMS Project, aimed at modernizing the service dispatch architecture for field operations. Based on an integrated ecosystem, the new model envisions the execution of services through direct integration between the SAP and ADMS systems. This initiative represents a milestone in the Company's Digital Transformation Plan, with completion expected throughout 2026.

In 2025, the Company implemented the necessary adjustments to comply with ANEEL Normative Resolution No. 1,095, published in June 2024, which establishes the national standardization of the identification number for consumer units and other electricity user installations, amending Normative Resolution No. 1,000/2021 and related regulations. From an operational and systems perspective, the implementation of this regulation required relevant adjustments to commercial registries, billing systems, customer service processes, metering activities, interactions with sector entities, and integrations with external databases, ensuring greater data consistency, traceability, and interoperability.

Additionally, ANEEL Normative Resolution No. 1,110, published in December 2024, approved the Electricity Commercialization Rules applicable to the Settlement and Accounting System (Sistema de Contabilização e Liquidação – ‘SCL’) and the Electricity Commercialization Procedures, introducing relevant adjustments to the existing regulatory framework with a focus on the gradual opening of the electricity market. Throughout 2025, the Company’s commercial systems were duly adapted to meet the requirements established by this resolution.

In 2024, the UNICODE Project was completed, an initiative aimed at the technological modernization of the SAP CCS and CRM environments. The project included relevant changes to the solution architecture, such as the migration of systems to the Linux operating system and the conversion of the SAP CCS database to the UNICODE standard. In 2025, the migration of the SAP ecosystem to a cloud environment was completed. Considering the complexity of the processes supported by these systems, the implementation demonstrated a high level of robustness and scalability, consolidating itself as a successful case. These initiatives were fundamental to ensuring continued technical support for the solutions and aligning the Company with SAP’s technology evolution roadmap.

ANNUAL REPORT AND FORM 20-F | 2025	88

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

Moreover, with the ingestion of data from smart meters, the service channels began presenting daily consumption data to customers, enabling them to track their consumption before the bill was even closed. Another innovative solution for our customers was the identification of changes in the status of service requests, with notifications sent via app regarding any progress in the requested service. This eliminated the need for customers to contact any service channel for information about the status of their connection request, for example.

Corporate Management System

Within the scope of the Company’s Digital Transformation Plan, the final testing cycles required to enable the implementation of SAP S/4HANA were completed throughout 2025, representing a strategic milestone in the modernization of corporate systems. During this period, data load rules were validated, and functional and access profile tests were performed, ensuring compliance with best market practices and the Company's operational requirements. Testing activities were completed in November 2025, allowing the commencement of the cutover process in December of the same year. The implementation was successfully executed, with the release of the new environment to end users on January 5, 2026, marking the go-live of the new corporate platform.

The adoption of SAP S/4HANA represents a significant advance in the modernization of CEMIG’s corporate architecture, aligning the Company with market best practices and with the scale and complexity requirements of the electric sector. The migration from SAP ECC to SAP S/4HANA Cloud enabled the standardization and unification of platforms, establishing a more integrated technological foundation to support the growth of investments and the expansion of operations.

Among the key benefits achieved are the modernization of business processes, with increased automation and streamlining of operational workflows, contributing to improved internal efficiency and reduced reliance on ERP customizations. The adoption of SAP standard practices also facilitates the continuous evolution of the system and the structured incorporation of technological innovations over time.

ANNUAL REPORT AND FORM 20-F | 2025	89

In addition, the use of a cloud-based environment provides enhanced scalability and robustness, which are essential to support the volume and criticality of the processes executed by the Company, involving thousands of users and operations distributed across multiple regions. The platform enables periodic updates, greater predictability in system maintenance, and alignment with SAP’s technology roadmap, ensuring continuity of support and the long-term sustainability of the solution.

In summary, the implementation of SAP S/4HANA has consolidated itself as a core technological pillar of CEMIG’s Digital Transformation, strengthening the Company’s corporate foundation with a more integrated, scalable, and future-ready architecture aligned with the evolving requirements of the business and the electric sector.

Expansion of the Free Energy Market

According to the National Electric Energy Agency (ANEEL) new regulations, taking effect by January 1, 2024, nearly 170,000 high and medium voltage customers units will be allowed to migrate to the free energy market. To be able to address this future demand, CEMIG has started in March 2023 a project called ‘Projeto Varejista’ to adjust our CRM Salesforce, who has debuted the first e-commerce, from lead to contract and then invoice, to increase market share and improve customer services. As a result of this project, by the end of 2023 we had 1,000 new customer contracts signed.

In 2024, several SAP CCS modules had their processes adapted to receive new customers from the Free Energy Market. Among them, Billing and FI-CA (Contract Accounts Receivables & Payables) modules received most of the adjustments. The main goal was to bill free market medium voltage customers within the SAP/CCS system, fully integrated with the Salesforce CRM system.

ANNUAL REPORT AND FORM 20-F | 2025	90

The company ended 2024 leading the retail ‘Varejista’ segment of the Free Energy Market, reaching a volume of 121.7 MWm (average megawatts) sold in December. The data was released by the Electric Energy Trading Chamber (CCEE).

The company's great experience in the Free Energy Market and product diversification as key factors for success in the retail segment. Several actions were taken combining Strategy, Marketing and IT Solutions with adoption of CRM Salesforce Energy & Utilities integrated with billing system SAP IS-U (CCS).

In 2025, the initiative aimed at complying with ANEEL Normative Resolution No. 1,110 represented the Company’s main deliverables in the context of the expansion of the energy market, enabling the alignment of its systems and processes with the new regulatory environment and the gradual opening of the market.

Management Tools

From 2019 to 2022, we executed a project to install new IT products to improve engineering processes, based on the Cyme Platform (CYME), provided by Cooper Power Systems, including installation and configuration of Gateway and Server modules.

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

Customer Relationship Channels

We have three major channels (Call Center, Face-to-face service and Digitals channels) of service for our customers in Minas Gerais. Customer service contact, whether of an emergency nature or to deal with service requests, can be made:

ANNUAL REPORT AND FORM 20-F | 2025	91

•         by our call center, which can handle an average of 40,000 telephone contacts a day, operating with an efficient electronic service through Interactive Voice Response (IVR).

•         face-to-face service, at our Service Branches in the 774 cities of our concession area; or at our standalone self-service counters (totems), offering 18 services.

•         using the Digital Channels, online, through three ways,

o         by CEMIG Atende Web – our Online Service Branch, on our website – offering 76 types of service or via ChatBot on our home page.

o         by WhatsApp and Telegram, offering 18 types of service each one.

o         by our CEMIG Atende smartphone app, for Android or iOS, which offers 20 services.

Maintenance and Repair Systems

The 12,299 miles of high voltage distribution lines in CEMIG D’s network, operating from 34.5 kV to 230 kV, are supported by 60,268 structures, mainly made of metal.

The network of CEMIG GT has 3,147 miles of high voltage transmission lines, operating from 230 kV to 500 kV, supported by 11,953 structures.

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

ANNUAL REPORT AND FORM 20-F | 2025	92

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

C.                Organizational Structure

The companies incorporated in Brazil described below are our major subsidiaries, jointly controlled and affiliates entities: (*)

March 31, 2026
Companhia Energética de Minas Gerais
Taesa 21,68%
Cemig GT 100%
Cemig SIM 100%
Cemig D 100%
Gasmig 99,57%
SLTE 100%
Cachoeirão 49%
Aliança Norte 49%
Cemig PCH 100%
Pipoca 100%
Amazônia 74,5%
Horizontes 100%
Paracambi 49%
Guanhães 49%
Sá Carvalho 100%
Cemig G. Itutinga 100%
Parajuru 100%
Rosal 100%
Cemig G. Camargos 100%
Volta do Rio 100%
Cemig G. Poço Fundo 100%
Cemig G. Leste 100%
Cons. CEMIG-CEB 82,5%
ESCEE 100%
Cemig G. Oeste 100%
Centroeste 100%
Trading 100%
Cemig G. Sul 100%
ETTM 100%
UFV Três Marias 100%
UFV Boa Esperança 100%
Holding
Gas Distribution Company
Generation Companies
Distribution Company
Wind Power Generation Companies
Trading Companies
Transmission Companies
Service Companies
Generation Consortium

ANNUAL REPORT AND FORM 20-F | 2025	93

* As of March 31, 2026

CEMIG’s main subsidiaries and jointly controlled entities and affiliates include the following:

•         CEMIG Geração e Transmissão S.A. (CEMIG GT) – 100% owned: operates in energy generation and transmission.

•         CEMIG Distribuição S.A. (CEMIG D) – 100% owned: operates in energy distribution.

•         Companhia de Gás de Minas Gerais (Gasmig) – 99.57% owned: acquires, transports, distributes and sells natural gas.

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

•         SPEs – Wind Energy - 100% owned: Central Eólica Praias de Parajuru S.A. and Central Eólica Volta do Rio S.A., wind farms with 47 wind turbines with 70.8 MW.

•         CEMIG SIM - 100% owned: distributed generation, account services, cogeneration, energy efficiency, and supply and storage management.

•         Centroeste – 100% owned: operates in construction, operation and maintenance of the transmission facilities of the Furnas-Pimenta transmission line – part of the national grid.

•         ETTM – 100% owned: operates in construction, operation and maintenance of the transmission facilities of the Mesquita-Timóteo 2 transmission line and the Timóteo 2 substation - part of the national grid.

•         Hidrelétrica Pipoca S.A. (SHP Pipoca) – 100% owned: located in the eastern region of the State of Minas Gerais, has an installed capacity of 20 MW and assured energy of 11.9 average MW.

•         Transmissora Aliança de Energia Elétrica S.A. (Taesa) – jointly-controlled entity, with ownership of 36.97% of the voting stock and 21.68% of the total stock: construction, operation and maintenance of energy transmission facilities in 18 states of Brazil and in the Federal District; and

•         Amazônia Energia and Aliança Norte are shareholders of Norte Energia S.A. (NESA), which holds the concession to operate the Belo Monte Hydroelectric Plant. Through the jointly controlled entities referred to above, CEMIG GT owns an indirect equity interest in NESA of 11.69%.

D.                Property, Plants, and Equipment

Our main assets are our power generation plants, transmission and distribution infrastructure. Our net book value of total property, plant and equipment and intangible assets, including our investment in certain consortium that operate energy generation projects, including projects under construction, was R$22,738 million on December 31, 2025 (R$20,521 million in 2024).

Generation and Transmission segment represented 22.68% of this net book value, Distribution segments represented 67.67% and Gas distribution system represented 7.28%.

Apart from our distribution and generation network, no single one of our assets produced more than 10% of our total revenues in 2023. Our infrastructure is adequate for our present needs and suitable for their intended purposes. We have rights of way for our distribution lines, which are our assets and do not revert to the landowner upon expiration of our concessions.

ANNUAL REPORT AND FORM 20-F | 2025	94

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

Law No. 15,269/2025 (originating from Provisional Act No. 1,304/2025) ended up incorporating several matters previously provided for in Provisional Act No. 1,300/2025 (converted into Law No. 15,235) and has become one of the main recent milestones in the Brazilian power sector, seeking to balance the energy transition with tariff affordability, by authorizing ANEEL to define remuneration for ancillary services provided by storage solutions.

The statute recognizes battery energy storage as electricity infrastructure, allowing ANEEL to regulate it at all stages of the system; it limits new discounts on the TUSD (Distribution System Use Tariff), preserving only vested rights; it reshapes the free market by creating the supplier of last resort and expanding access to low‑voltage units; it adopts energy security measures and makes more flexible the commercialization of natural gas belonging to the Federal Union; and it encourages investment, including through REIDI (the Special Regime for Incentives for Infrastructure Development). It also creates a new rule allowing 30‑year renewals of concessions for hydropower plants above 50 MW. The energy must be allocated to the free market, with a minimum portion potentially required for the regulated market.

Law No. 15,269/2025 now addresses only socially focused matters, preserving and expanding existing benefits. Among them, it grants free monthly consumption of up to 80 kWh for families enrolled in CadÚnico (Brazil’s Unified Registry for Social Programs) and beneficiaries of the Social Electricity Tariff, with income of up to half a minimum wage. In addition, the law stipulates that families registered in CadÚnico, with per‑capita income between half and one minimum wage, are exempt from paying the CDE (Energy Development Account) on consumption of up to 120 kWh per month, reinforcing the policy of protecting lower‑income populations.

ANNUAL REPORT AND FORM 20-F | 2025	95

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

ANNUAL REPORT AND FORM 20-F | 2025	96

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

ANNUAL REPORT AND FORM 20-F | 2025	97

Ownership Limitations

On November 10, 2009, ANEEL issued Resolution 378, requiring it to notify the Economic Law Secretariat of the Ministry of Justice (SDE) if it identifies any act that may cause unfair competition or may result in significant market control (under Article 54 of Law 8,884 enacted on June 11, 1994). After the notification, SDE must inform CADE. On November 30, 2011, Law 8,884 was revoked and replaced by Law 12,529, which terminated the SDE and replaced it with the Competition General Management Unit (‘Superintendência Geral’). Such unit, if necessary, will require ANEEL to analyze any such events, upon which CADE will decide if there should be any sanctions applied. Under Articles 37 and 45 of Law 12,529, these may vary from pecuniary penalties to dissolution or other disposition of the offending company.

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

Several categories of power supply are not subject to the requirement for public auction via the Regulated Market: (1) certain low-capacity generation projects located near consumption points (such as certain co-generation plants and SHPs); (2) plants qualified under the PROINFA program; (3) power from Itaipu and, as from January 1, 2013, from Angra I and II; (4) power purchase agreements entered into before the New Industry Model Law; and (5) concessions extended by Law 12,783. The rates at which the energy generated by Itaipu is traded are denominated in U.S. dollars and established by ANEEL pursuant to a treaty between Brazil and Paraguay, and there are compulsory procurement volumes. Consequently, the price of energy from Itaipu rises or falls according to the U.S. Dollar/Real exchange rate. Changes in the price of Itaipu-generated energy are, however, neutralized by the Brazilian Federal Government, which purchases all the energy credits from AXIA Energia (formerly Eletrobrás).

ANNUAL REPORT AND FORM 20-F | 2025	98

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

Coexistence of Two Energy Trading Environments

Under the New Industry Model Law, energy purchase and sale transactions are carried out in two different market segments: (1) the Regulated Market, in which distributors purchase all their power supply needs through public bids; and (2) the Free Market, for all purchases of energy by non-regulated entities such as free customers, energy traders and energy importers.

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

With the renewal of the hydroelectric power plant concessions, Contracts for the Physical Accounts Security (CCGF) were created. These contracts consider 90% of the energy generated by the plants whose concessions were renewed in order to mitigate the hydrological risk. The execution of CCGF is mandatory and each distributor received an amount according to the assessment made by ANEEL.

ANNUAL REPORT AND FORM 20-F | 2025	99

The Free Market

In the Free Market, energy is traded by power generators. The Free Market also includes certain grandfathered existing bilateral contracts between generators and distributors until the expiration of their current terms. Upon expiration, new contracts would have to be executed under the New Industry Model Law.

Potentially free customers are those whose energy demand exceeds 3 (three) MW at a voltage equal to or higher than 69kV or at any voltage level if their supply began after July 1995. Since January 2019, customers whose supply began before 1995 were also able to migrate to the Free Market pursuant to Law 13,360/16. In July 2019, the restriction to be a free customer will be reduced to 2.5 MW and in January 2020 to 2 MW (Ministerial Order 514/2018). On December 12, 2019, Ministerial Order 465/2019 reduced the restriction to be free customers to 1.5 MW in January 2021, to 1.0 MW in January 2022 and to 0.5 MW in January 2023. This order also gave ANEEL and CCEE a deadline (January 2022) to finish and present regulatory measures necessary to allow the free market to be opened for customers (A Group customer) with a load below 0.5 MW, including the regulated energy trader and proposed opening schedule beginning January 1, 2024.

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

ANNUAL REPORT AND FORM 20-F | 2025	100

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

•         Limited pass-through of energy acquisition costs from new energy generation projects if the volume re-contracted through CCEARs of existing generation facilities is below a ‘Contracting Limit’ defined by Decree 5,163.

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

ANNUAL REPORT AND FORM 20-F | 2025	101

Rates

Electric energy rates in Brazil are set by ANEEL, which has the authority to adjust and review rates in accordance with applicable concession contracts and regulations. Each distribution company’s concession contract provides for an annual rate. In general, ‘Parcel A costs’ are fully passed through to customers. ‘Parcel A costs’ are the portion of the rate calculation formula which provides for the recovery of certain costs that are not within the control of the distribution company. ‘Parcel B costs’, which are costs that are under the control of the distributors, are adjusted for inflation in accordance with IPCA index. The average annual rate adjustment includes components such as the inter-year variation of Parcel A costs (CVA) and other financial adjustments, which compensate for changes in the company’s costs, upward or downward, that could not be previously considered in the rate charged in the previous period.

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

In 2011, ANEEL concluded the Public Hearing 040/2010, in which it dealt with the methodology for the third periodic review. To calculate the rate of return, ANEEL used the methodology of Weighted Average Cost of Capital (WACC), which resulted in a yearly rate of 7.50% after tax, compared to the rate of 11.25% applied in the previous cycle. This rate of return was applicable to the investments made by CEMIG D until the next tariff cycle, which was conducted in 2018. After that, the new rate of return calculated by the grantor is 8.09% after tax.

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

ANNUAL REPORT AND FORM 20-F | 2025	102

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

In June 2021, those additional charges were adjusted in accordance with each flag as follows: the yellow flag was set to R$1.874 per 100 kWh, the red flag level 1 was set to R$3.971 per 100 kWh and the red flag level 2 was set to R$9.492 per 100 kWh. In August 2021, the Câmara de Regras Excepcionais para Gestão Hidroenergética (CREG) created the water scarcity flag, set to R$ 14.20 per 100 kWh.

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

In 2025, the year began under favorable conditions, keeping the flag green from January to April. In May, generation became more expensive, leading to the yellow flag. Over the following months, the cost of producing electricity increased even more, which required the use of higher flag levels: red level 1 in June, July, and October, and the more expensive red level 2 in August and September. Toward the end of the year, conditions improved slightly – November remained under red level 1, and in December the flag shifted back to yellow, ending the year with a lower additional cost for customers.

Starting April 1, 2024, the additional charges applied to the Energy Tariff (TE) during each flag period were set at R$18.85/MWh for the yellow tariff flag period, R$44.63/MWh for the red tariff flag level 1 period, and R$78.77/MWh for the red tariff flag level 2 period. These surcharge levels, defined in 2024, remained in effect throughout 2025.

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

ANNUAL REPORT AND FORM 20-F | 2025	103

The Brazilian Electric Power System – Operational Overview

Brazil’s energy production and transmission is a large-scale hydroelectric and thermal system made up predominantly of hydroelectric power stations, with many separate owners. The Brazilian Interconnected Grid connects companies in the Southern, Southeastern, Center-West, and Northeastern Regions and part of the Northern Region of Brazil. 1% of the country’s energy production capacity is not connected to the Brazilian Grid, in small isolated systems located mainly in the Amazon region. Brazil’s abundant hydrological resources are managed through storage reservoirs. It is estimated that Brazil has hydroelectric power generation potential of close to 246,241 MW, of which only 44% has been developed or is under construction, according to AXIA Energia (formerly Eletrobrás) studies compiled in December 2018.

POWER GENERATION BY SOURCE (%)
Solar 10%
Eolic 16%
Nuclear 1%
Biomass 8%
Fossil 14%
Hydric 51%

Source: Banco de Informações de Geração (SIGA ANEEL – 02/24/2026)

By February 2026, Brazil had an installed capacity in the interconnected power system of 217.56 GW, 51% of which is hydroelectric, according to the ‘Matriz de Energia Elétrica’ (Electric Power Matrix) available at the Sistemas de Informação de Geração – ‘SIGA’, published by ANEEL. This installed capacity includes half of the installed capacity of Itaipu – a total of 14,000 MW owned equally by Brazil and Paraguay.

AXIA Energia, a company formerly owned by the Federal Government, operates 29% of Brazil’s installed generating capacity and 49% of Brazil’s high voltage transmission lines. AXIA Energia has historically been responsible for implementing energy policy, and conservation and environmental management programs. State-controlled or local electric power companies own the remaining high-voltage transmission lines. Distribution is conducted by 60 state or local utilities, a majority of which has been privatized by the Federal Government or state governments.

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

ANNUAL REPORT AND FORM 20-F | 2025	104

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

•         The Federal Government enacted Law 8,987 on February 13, 1995, or the Concessions Law, and Law 9,074 on July 7, 1995, or the Power Concessions Law, that together:

o         required that all concessions for the provision of energy-related services be granted through public bidding processes.

o         gradually allowed certain energy customers with significant demand (generally greater than 3 MW), referred to as free customers, to purchase energy directly from suppliers holding a concession, permission or authorization.

o         provided for the creation of generation entities, or Independent Power Producers, which, by means of a concession, permission or authorization, may generate and sell all or part of their energy to free customers, distribution concessionaires and trading agents, among others.

o         granted free customers and energy suppliers open access to the distribution and transmission grids.

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

•         Creation of the ONS, a non-profit, private entity responsible for the operational management of the generation and transmission activities of the interconnected power system.

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

ANNUAL REPORT AND FORM 20-F | 2025	105

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

On February 9, 2018, the MME submitted for analysis by the Brazilian President a draft bill including several proposed changes to the industry regulation. Among other issues addressed by the MME in the draft of the bill, we highlight:

•         Divestment of hydro power plants. In case of divestment of hydro power plants, the new concession would be granted by means of payment of compensation to the government and it would not be subject to the quota regime established by Law 12,783/2013 (for generation concessions renewed in accordance with Law 12,783/2013, the energy produced by the power plant must be sold to all distributors in Brazil according to a quota system).

•         Expansion of the free market. The consumption requirement for the characterization of free customers is being gradually reduced. Until 2019, free customers must have an energy load of 3MW. Between 2020 and 2024, the load criteria qualifying the free customer would vary from 2 MW to 300kW. After that, there would be no minimum energy load required, as long as the free customer is connected to tension equal or higher than 2,3kV.

•         Incentives for renewable energy. MME’s proposal tends to reduce incentives granted to renewable energies through discount over connection tariffs. Such discount may be subject to certain conditions.

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

Furthermore, it is under analysis in Congress the Bill of Law 622/2015, which establishes a deadline, defined in 2017, for the application of discounts not lower than 50% in tariffs for use of the transmission and distribution systems (TUST and TUSD) for projects using alternative energy sources such as solar, wind, biomass, and qualified cogeneration, as stated in Article 26 and paragraphs of Law 9,427/1996. In its status, the bill states that such discounts will stay valid for current grants, even if extended, and for future grants up to December 31, 2027. The bill also imposes on the Federal Government the obligation to create a market mechanism to encourage investments in low-carbon energy sources, to be implemented on January 1, 2027. Currently, Bill of Law 622/2015 is in the Infrastructural Services Commission, awaiting appointment of a rapporteur

ANNUAL REPORT AND FORM 20-F | 2025	106

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

Rationing and Extraordinary Rate Increases

Conflicts of interest between CEMIG and other users of water

The operation of reservoirs for generation of energy by CEMIG requires it to assess the multiple uses of water by other users of the relevant river basin, and this in turn requires it to consider the applicability of several factors, including environmental factors, irrigation, waterways and bridges. In periods of severe drought, such as those of 2013 until 2019, 2021 and 2024, CEMIG was actively involved in monitoring and forecasting the levels of reservoirs and in maintaining a dialogue with public authorities, civil society and users. While CEMIG engages other essential users and considers societal interests with respect to its water use, competing interests with respect to the use of water could, subject to certain minimum limits established by law, affect the use of water in our operations, which in turn could affect our operating results or financial condition. Potential conflicts between CEMIG and other users are monitored through CEMIG’s active participation in River Basin Committees, and in the related Technical Boards and Working Groups, where users of water, organized civil society and public authorities are represented. CEMIG participates in 4 River Basin Committees of rivers under federal control, and 14 River Basin Committees of rivers under local State control. CEMIG also monitors news published in various media outlets, receives comments and complaints during the periods of floods or drought, and acts to resolve any conflicts with communities living in the river basins where it has hydroelectric plants.

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

CEMIG also conducts a program called Proximidade (Proximity), which coordinates activities aimed at improving the relationship with the affected communities in the area surrounding the reservoirs. Through this program, CEMIG hosts public meetings that cover topics such as the operational and security procedures in its hydroelectric plants; climate conditions; and environmental aspects. CEMIG also provides opportunities for the public to take guided tours of plant facilities. By means of the Proximidade program, CEMIG also receives comments and complaints from the affected population and establishes partnerships with local community leaders, public entities, the local media and other actors responsible for safety and flood, including Civil Defense associations, the Fire Brigade and the Military Police.

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

ANNUAL REPORT AND FORM 20-F | 2025	107

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

Transmission:

On December 4, 2012, CEMIG signed the second amendment to transmission contract 006/1997, which extended the concessions under such contract for 30 years, in accordance with PA 579, beginning on January 1, 2013. This resulted in an adjustment to the RAP from these concessions, reducing the revenue from those concessions. The Brazilian Federal Government has compensated us for the reduction of the RAP in part and, through Ministerial Order No. 120/2016, the Mining and Energy Ministry defined that the amounts referring to assets in commercial operation prior to 2000 that had not yet been compensated, would become part of the Regulatory Remuneration Base - BRR of electric energy transmission concessionaires and a revenue related to their remuneration would be calculated. From July 2017, the transmission companies began to receive revenue from these assets until these assets are effectively amortized. New investments recommended by sector planning receive additional revenue remunerated by the regulatory WACC after they enter commercial operation.

In addition to contract 006/1997, the Company also has 3 other concession contracts. Contract 079/2000, valid until 2030, concession contract 004/2005, expiring in 2035, and contract 006/2011, expiring in 2041.

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

On September 9, 2020, Law 14,052 was issued, changing Law 13,203/2015, and establishing new conditions for renegotiation of hydrological risk in relation to the portion of costs incurred due to the GSF, borne by the holders of hydroelectric plants participating in the MRE between 2012 and 2017, when there was a crisis in water sources.

ANNUAL REPORT AND FORM 20-F | 2025	108

The aim of this new law is to compensate the holders of hydroelectric plants participating in the MRE for non-hydrological risks caused by:

I.         Generation ventures classified as structural, related to bringing forward physical guarantee of the plants.

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

On December 1, 2020, ANEEL issued its Normative Resolution 895, which established the methodology for calculation of compensation, and the procedures for renegotiation of hydrological risk. To be eligible for the compensation under Law 14,052, the holders of hydroelectric plants participating in the MRE are required to:

I.         Cease any legal actions which claim exemption from, or mitigation of hydrological risks related to the MRE.

II.       Relinquish any claims and/or further legal actions in relation to exemptions from or mitigation of hydrological risks related to the MRE; and

III.     Not to have renegotiated hydrological risk under Law 13,203/2015.

Based on Resolutions 2,919/2021 and 2,932/2021, released by ANEEL, the company's plants had the following concession terms extended:

Power plant	Capacity (MW)	Concession extension (days)	New Term of Concession
Emborcação	1,192	672	05/26/2027
Nova Ponte	510	750	08/12/2027
Irapé	399	934	09/19/2037
Três Marias	396	2,555	01/03/2053
Salto Grande	102	2,555	01/03/2053
Sá Carvalho	78	635	08/28/2026
Rosal	55	1,314	12/13/2035
Others	353	-	-

ANNUAL REPORT AND FORM 20-F | 2025	109

With the approval of Law 14,052/2020, which amended Law 13,203/2015, Resolution No. 2,919/2021 also assured the right of reimbursement for the generation plants of Lot D. Their concession extension reached the maximum allowed (seven years/ 2,555 days).

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

Such compliance will be annually assessed by ANEEL, and if there is non-compliance, the concessionaire may be obliged to arrange for capital contributions by its controlling shareholders. Non-compliance for two consecutive years, or five non-consecutive years, will result in forfeiture of the concession.

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

ANNUAL REPORT AND FORM 20-F | 2025	110

The Brazilian Federal Government has imposed a fee on IPPs reliant on hydrological resources, except for SHPs and generators under the public services regime, similar to the fee levied on public-industry companies in connection with the RGR. IPPs are required to contribute to the Public Use Fund (Fundo de Uso de Bem Público, or ‘UBP’), according to the rules of the corresponding public bidding process for the granting of concessions. Until December 31, 2002, ENPar received the UBP payments. Since then, they have been paid directly to the Brazilian Federal Government.

Since January 2013, the Global Reversion Fund has not been charged to: (i) any distributors; (ii) any transmission or generation utilities whose concessions have been extended under Law 12,783; or (iii) any transmission utilities that started their bidding procedure on or after September 12, 2012.

Law No. 15,269/2025 introduced the possibility of the repactuation of Public Use Fund (‘UBP’) installments falling due, which may be prepaid at a discount. CEMIG operates the Queimado and Irapé plants, which may avail themselves of this benefit, subject to a value-for-money assessment by the Finance Department. In December 2025, ANEEL opened Public Consultation No. 45/2025 with the objective of enhancing the methodology for calculating the UBP balance.

Incentive Program for Alternative Electricity Sources – PROINFA

PROINFA is the Incentive Program for Alternative Electricity Sources, established to increase the participation of wind, biomass, and small hydropower plants (SHPs) in the Brazilian electricity mix. Law No. 15,097/2025 introduced the possibility of extending contracts for up to 20 years, which was regulated by a decree published in January 2026. CEMIG’s generation companies chose not to participate.

Fuel Consumption Account – CCC

The Fuel Consumption Account (Conta de Consumo de Combustível, or ‘CCC’) was created in 1973 to generate financial reserves to cover the high costs associated with the use of thermoelectric energy plants, especially in the Northern Region of Brazil, due to the higher operating costs of thermoelectric plants compared to hydroelectric plants. All energy companies were required to contribute annually to the CCC. Annual contributions were calculated based on estimates of the cost of fuel needed by the thermoelectric energy plants in the following year. The CCC was then used to reimburse generators operating thermoelectric plants for a substantial portion of their fuel costs. Starting in 2013, CCC's expenditures are included in the annual budget of the CDE. ENPar managed the CCC and, as of May 2017, it has been managed by CCEE pursuant to Law 13,360/2016.

Charge for the Use of Water Resources

Apart from Small Hydroelectric Plants, all hydroelectric utilities in Brazil must pay fees to Brazilian states and municipalities for the use of hydrological resources. The amounts are based on the amount of energy generated by each utility and are paid to the states and municipalities where the plant or the plant’s reservoir is located.

ANNUAL REPORT AND FORM 20-F | 2025	111

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

ANNUAL REPORT AND FORM 20-F | 2025	112

In 2014, Brazil was subject to very adverse hydrological conditions, which resulted in a lower level of hydroelectric generation, and on the full utilization of thermoelectric plants of the system, as noted above. This led the plants of the MRE to generate at levels below their physical guaranteed levels, causing an exposure for the generation companies to the short-term market. The proportion of the exposure is calculated by the ratio between the energy generated by all the plants of the MRE and the total of all the physical guarantees. This ratio is called the Generation Scaling Factor (GSF) (Fator de ajuste da energia). In 2014, the GSF was 0.91, which indicates that the generation companies had their physical guarantee reduced by 9% in that year. In 2015, this exposure continued to occur, despite of a slightly better hydrology, but with the continued thermal dispatch and lower energy consumption the GSF closed the year at 0.84.

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

ANNUAL REPORT AND FORM 20-F | 2025	113

In 2025, the average GSF stood at 0.83 still impacted by a hydrological condition below the historical average and lower reservoir levels. The chart below presents the average price and GSF for the periods shown:

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

ANNUAL REPORT AND FORM 20-F | 2025	114

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

•         Regulatory Charges (CDE, TFSEE and PROINFA).

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

•         Return on investment.

•         Taxes.

•         Regulatory default.

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

Item 4A. Unresolved Staff Comments

Not Applicable.

ANNUAL REPORT AND FORM 20-F | 2025	115

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the Company’s consolidated financial statements and the related notes as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023, contained elsewhere in this annual report. See Item 18: “Financial Statements”. This discussion intends to provide the reader with information that will assist in understanding the Company’s financial statements, the changes in certain key items in those financial statements from period to period and the primary factors that accounted for those changes. It also discusses certain performance metrics that management uses to assess the Company's performance. Additionally, the discussion in this section provides information about the financial results of each of the Company's business segments in order to provide a better understanding of how each of those segments and their results of operations affect the financial position and results of operations of the Company as a whole. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The Company’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information” or in other parts of this annual report.

The financial information discussed below has been derived from the consolidated financial statements which have been prepared and presented in accordance with IFRS Accounting Standards.

Basis of Preparation

Statement of compliance

On April 17, 2026, the Company’s Audit Committee authorized the issuance of the consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023.

Operating Segments

The operating segments of the Company and its subsidiaries reflect their management and their organizational structure, in which the Company’s chief operating decision maker (CODM) evaluates the operating segments performance and monitor its results.

ANNUAL REPORT AND FORM 20-F | 2025	116

The segment information is disclosed separately into the following 6 reportable segments:

Generation: Comprises production of energy from hydroelectric, wind and solar facilities, being characterized for the sale of the energy produced by the Company itself in the Regulated Market (ACR); under physical guarantee quotas; and to the segment of Trading.

Transmission: Comprises construction, operation and maintenance of transmission lines and substations.

Trading: Comprises the sale of energy to free customers and the provision of related services. To serve the market, the trading segment purchases energy from the Generation segment, and/or from parties outside the CEMIG Group.

Distribution: comprises the distribution and sale of energy to captive customers, and the operation and maintenance of infrastructure and related services.

Gas: this business segment includes commercial operation of industrial, institutional and residential distribution and sale of piped gas in the State of Minas Gerais.

Investees: Comprises management of equity interests in jointly controlled entities, in line with the Company’s business strategies. The results of CEMIG, through its holding activities, and of the subsidiary CEMIG Sim are also included in this segment.

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

In general, rates on energy that we purchase are determined by reference to the capacity contracted for as well as the volumes actually used.

ANNUAL REPORT AND FORM 20-F | 2025	117

The following table sets forth the average rate (in Reais per MWh) and volume (by GWh) components of energy sales for the periods indicated. The term ‘average rate’ refers to revenues for the relevant class of customers divided by the MWh used by such class and does not necessarily reflect actual rates and usage by a specific class of end-users during any particular period.

Year ended December 31,	2025	2024	2023
Energy sales:
Average rate to final customers (R$/ MWh)
Residential rate	945.43	898.82	892.66
Industrial rate	274.61	301.74	326.35
Commercial rate	551.01	560.33	666.81
Rural rate	710.93	706.54	730.66
Public services rate and other	753.53	756.16	663.40

Total sales to final customers (GWh)
Residential customers	15,082	14,430	12,092
Industrial customers	18,590	17,820	18,088
Commercial customers	12,350	11,802	9,469
Rural customers	3,750	3,578	3,063
Public services and other customers	2,832	2,924	3,057
Average rate (R$/ MWh)	588.72	587.47	595.97
Total revenues (R$ million)	30,969	29,699	27,277

Sales to concession holders:
Volume (GWh)	20,709	17,192	17,328
Average rate (R$/ MWh)	239.56	261.75	241.40
Total revenues (R$ million)	4,961	4,500	4,183

ANNUAL REPORT AND FORM 20-F | 2025	118

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

On May 20, 2025, ANEEL approved a readjustment which had an average effect of 7.78%. Such rate was effective starting May 28, 2025 and it will remain the same until May 27, 2026. Such updating had the following components: (i) a decrease of (2.68)% because of withdrawal of financial components of the previous process; (ii) an increase of 2.98% because of the financial components of the current process; and (iii) an increase of 7.48% related to the tariff adjustment index.

The average annual tariff adjustments of CEMIG D in 2025, 2024 and 2023, and the revisions of their respective components were as follows:

	2025	2024	2023
Average Effect to Be Perceived by Customers	7.78%	7.32%	13.27%
Components
Effect of Withdrawal of Financial Components of the Previous Process	(2.68)%	2.45%	10.10%
Effect of the Financial Components of the Current Process	2.98%	2.78%	(2.58)%
Tariff Adjustment Index	7.48%	2.09%	5.75%

Transmission Rates

The regulatory model of Transmission rate is the Revenue-Cap. There are two types of updates of the annual transmission revenue (RAP). The periodic tariff review, that occurs each five years, and the Annual readjustment, which occurs in every year. In 2025, the company’s concession contracts underwent only Annual readjustment processes.

The total of the RAPs of CEMIG GT for the 2025–2026 cycle – for Concession Contracts 006/1997, 079/2000, 004/2005 and 006/2011 – was R$1,245 million. Further to the amounts of the RAPs, Adjustment Components (Parcelas de Ajuste, or ‘PAs’) in the amount of R$60.2 million were ratified for these concessions. In the previous cycle, the RAPs of these concession contracts totaled R$1,243 million, and the PA was equivalent to R$115.2 million. The inflation index that adjusted the RAP of the CEMIG GT (cc006/1997) and Sete Lagoas Transmissora de Energia -SLTE (cc006/2011), the IPCA, varied by 5.32%, while the inflation index for CEMIG Itajubá (cc079/2000) and Centroeste (cc004/2005), the IGPM, varied by 7.02%. The variation below the inflation index, mainly reflected the recalculation of the Financial Component (RBSE) of the RAP for CEMIG GT, cc006/1997, and the contractual reduction of Centroeste’s RAP (cc004/2005) after the 15th year of the concession. In the 12 months prior to the RAP adjustment, new projects were incorporated, contributing to a positive impact on the RAP.

ANNUAL REPORT AND FORM 20-F | 2025	119

The RAP of CEMIG GT (006/1997) was R$1,164 million, an increase of 0.2% from the previous period. This variation below inflation was mainly due to the reduction of the Financial Component of existing assets (RBSE) by R$56 million, as defined by Homologation Resolution No. 3469/2025. In compensation, there was an increase in revenue from new works totaling R$29 million, as well as the adjustment of the RAP by the IPCA. The amount of the Adjustment Component (PA) ratified in the 2025–2026 cycle was equivalent to R$62 million, mainly due to the revision of the revenues from incremental assets, and this effect on the Adjustment Component (PA) will remain until the next review.

The RAP of CEMIG GT Itajubá (cc079/2000) was R$53 million, an increase of 22% in the 2025–2026 cycle from the previous period, reflecting newly incorporated projects, whose revenue added R$6 million to the RAP in addition to the adjustment of the entire RAP by the IGPM. The amount of the Adjustment Component (PA) ratified in the 2025–2026 cycle was negative and equivalent to -R$1.1 million.

CEMIG also holds the concession of Centroeste, with Concession Contract 004/2005, for which the RAP in the 2025–2026 cycle was equivalent to R$16.1 million, reduction of 38.2% compared to the previous cycle, mainly reflecting the effect of the reduction in revenue in the 16th year, defined in the concession contract to occur on 03/25/2025, that is, within the 2025-2026 cycle. The amount of the Adjustment Component (PA) ratified in the 2025–2026 cycle was negative and equivalent to -R$1.0 million.

The SLTE concession Contract 006/2011 was a RAP for the 2025–2026 cycle equivalent to R$12.5 million, an increase of 5%, reflecting the variation of the IPCA, the contractual index. The Adjustment Component (PA) of this contract was negative and amounted to -R$0.15 million.

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

ANNUAL REPORT AND FORM 20-F | 2025	120

Year Ended December 31, 2025 compared to the Year Ended December 31, 2024

Consolidated

Revenue

Revenue increased by 7.36% to R$42,751 million in 2025 from R$39,820 million in 2024, as follows.

(in millions of R$)	2025	2024	Var R$	Var %
Revenue from supply of energy	35,902	34,341	1,561	4.55
Revenue from use of the electricity distribution systems – TUSD	5,844	5,134	710	13.83
CVA (compensation for changes in ‘Parcel A’ items) and Other financial components	506	423	83	19.62
Financial component arising from PIS/Pasep and Cofins taxes refunded to customers– realization	-	513	(513)	(100.00)
Transmission revenue
Transmission operation and Maintenance revenue	346	383	(37)	(9.66)
Transmission construction revenue	576	425	151	35.53
Interest revenue arising from the financing component in the transmission contract asset	334	433	(99)	(22.86)
Generation indemnity revenue	126	86	40	46.51
Distribution Construction revenues	5,657	4,712	945	20.06
Adj expectation of cash flow from indemnifiable financial asset of the distribution concession	117	104	13	12.50
Revenue on financial updating of the Concession Grant Fee	451	447	4	0.89
Energy transactions on the CCEE	268	92	176	191.30
Mechanism for the sale of surplus	-	-	-
Supply of gas	3,082	3,919	(837)	(21.36)
Fine for violation of service continuity indicator	(155)	(157)	2	(1.27)
Other revenue	4,474	2,906	1,568	53.96
Deductions on revenue	(14,777)	(13,941)	(836)	6.00
Total revenues	42,751	39,820	2,931	7.36

Revenue from supply of energy

The Company’s revenue from supply of energy is composed of the delivery of energy to captive customers, free customers, supply to other concessionaires, and the energy offset by customers under the distributed micro and mini‑generation scheme.

This revenue increased due to the 8.21% growth in the volume of energy supplied and as a result of CEMIG D’s Annual Tariff Adjustment.

ANNUAL REPORT AND FORM 20-F | 2025	121

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

As illustrated in the table below, the total volume of energy sold by CEMIG in 2025 increased by 8.21% as compared to 2024:

GWh (1)	2025	2024	Var %
Residential	15,082	14,430	4.52
Industrial	18,590	17,820	4.32
Commercial, Services and Others	12,350	11,802	4.64
Rural	3,750	3,578	4.81
Public Authorities	1,157	1,031	12.22
Public Lighting	946	973	(2.77)
Public Service	729	920	(20.76)
Subtotal	52,604	50,554	4.06
Own Consumption	29	30	(3.33)

	52,633	50,584	4.05
Wholesale supply to other concession holders	20,709	17,192	20.46

Total	73,342	67,776	8.21

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

The main variations considering amounts in energy supply are described below. The related amounts are disclosed in Note 3.2 to the financial statements.

Residential: Increase of 4.52% in 2025 compared to 2024. This variation is mainly explained by the 3.1% growth in the number of customers, offset by a 2.5% reduction in the average monthly consumption per customer, in addition to the migration of customers to distributed micro‑ and mini‑generation.

Commercial, Services and Others: Increase of 4.64% in 2025 compared to 2024, is mainly driven by the retail category, due to price adjustments in contracts, most of which are updated at the beginning of the year.

Industrial: Increase of 4.32% compared to the previous year. This growth is mainly explained by the following factors:

•         an increase in the supply of energy to free customers, mainly related to the growth in the volume of energy sold, particularly under the retail modality;

•         this was partially offset by a 33.9% reduction in consumption by captive industrial customers, mainly due to the migration of customers to the free market.

ANNUAL REPORT AND FORM 20-F | 2025	122

Revenue from Use of Distribution Systems (the TUSD charge): This is revenue from charging Free Customers the Tariff for Use of the Distribution System (TUSD) on the volume of energy distributed. In 2025, this revenue was R$5,844 million, compared to R$5,134 million in 2024, an increase of 13.83%, mainly due to the increase in the number of customer units subject to TUSD and CEMIG D’s Annual Tariff Adjustment. This was partially offset by a reduction in the amount of energy transported, impacted by the migration of two large customers to the basic network.

	GWh
	2025	2024	2023
Industrial	21,653	22,035	20,997
Commercial	2,714	2,415	2,036
Rural	136	77	46
Public Services	775	597	439
Public authorities	46	7	2
Concessionaires	321	329	318
Total energy transported	25,645	25,460	23,838

Gas supply: Revenue from gas supply showed a decrease of 21.36% in 2025, amounting to R$3,082 million compared to R$3,919 million in 2024. This decrease is mainly due to the migration of customers to the free market and a decline in the volume sold. Further details are provided in the comments on the performance of the gas segment.

CVA (compensation for changes in ‘Parcel A’ items) and Other financial components: CEMIG D recognizes in its financial statements the positive or negative variations between actual non-controllable costs and the costs that are used in calculating rates charged to customers. These balances represent the amounts that should be reimbursed to the customers or passed on to CEMIG D in the next tariff adjustments.

In 2025, this represented a revenue of R$506 million, compared to the revenue of R$423 million in 2024, representing an increase of 19.48%. This variation is mainly due to higher costs related to the CDE. For more details see Note 5.4 to the consolidated financial statements.

Distribution construction revenue: increased by 20.06%, R$5,657 million in 2025 compared to R$4,712 million in 2024, related to the infrastructure of the energy and gas distribution.

This increase was mainly due to an increase in the number and volume of works being undertaken, mainly in distribution networks, under CEMIG’s Distribution Development Plan (PDD). The distribution construction revenue was R$5,325 million in 2025, compared to R$4,378 million in 2024.

This variation is mainly due to the increase in the number of projects carried out by CEMIG D, particularly in electricity distribution networks, in line with the Distribution Development Plan (PDD), and by Gasmig in connection with the Centro Oeste project.

These revenues are fully offset by construction costs, in the same amount, and correspond to the investments made by CEMIG D and Gasmig during the period in concession assets.

ANNUAL REPORT AND FORM 20-F | 2025	123

Other revenue – Grants and subsidies: Revenue recognized as tariff flag subsidies amounted to R$427 million in 2025, compared to R$153 million in the previous year. This subsidy is affected by whether the yellow and red tariff flags are activated, as these flags include additional costs in the energy tariff.

In 2025, the following flag activations occurred: “Yellow” in May; “Red – level 1” in June, July, October and November; “Red – level 2” in August and September; and “Yellow” in December. In 2024, the “Yellow” flag was activated in July, the “Red – level 1” flag in September, the “Red – level 2” flag in October, and the “Yellow” flag in November. In the remaining months, no flags were activated and the green flag remained in place.

CDE subsidy revenue to fund tariff discounts amounted to R$1,969 million in 2025, compared to R$1,334 million in 2024, representing an increase of 47.60%. The amount of this subsidy is defined in the homologation resolution issued in each Annual Tariff Adjustment of the distributor. This variation is mainly due to the increase in discounts granted by CEMIG D, particularly for the “Incentivized Source Load” category.

Deductions from Revenue: Taxes and charges applied to revenue in 2025 were R$14,777 million, or 6.00% higher than in 2024 (R$13,941 million). This increase is substantially due to an increase in revenue compared to the prior year.

Operating costs and expenses

Operating costs and expenses totaled R$36,377 million in 2025, compared to R$33,360 million in 2024, representing an increase of 9.04%. The main variations are described below.

in millions of R$	2025	Revenues (%)	2024	Revenues (%)	Var. (%)
Energy purchase for resale	(19,177)	44.86	(16,695)	41.93	14.87
Infrastructure construction costs	(6,103)	14.28	(5,002)	12.56	22.01
Charges for use of the national grid	(3,062)	7.16	(3,156)	7.93	(2.98)
Outsourced services	(2,331)	5.45	(2,142)	5.38	8.82
Gas purchased for resale	(1,442)	3.37	(2,127)	5.34	(32.20)
Personnel	(1,453)	3.40	(1,399)	3.51	3.86
Depreciation and amortization	(1,533)	3.59	(1,376)	3.46	11.41
Other operating expenses	(833)	1.95	(537)	1.35	55.12
Post-employment benefits	751	1.76	(484)	1.22	(255.17)
Expected credit losses (ECL)	(161)	0.38	(175)	0.44	(8.00)
Employees’ and managers’ profit sharing	(215)	0.50	(172)	0.43	25.00
Materials	(163)	0.38	(135)	0.34	20.74
Impairment	-	-	(46)	0.12	(100.00)
Reversal of provision for doubtful with related party – Renova	-	-	-	-	-
Reversal (recognition) of operating provisions	(655)	1.53	28	0.07	-
Reversal of provision with related party	-	-	58
Total operating costs and expenses	(36,377)	85.09	(33,360)	83.78	9.04

ANNUAL REPORT AND FORM 20-F | 2025	124

The following are the main variations in operating costs and expenses between 2025 and 2024:

Energy purchased for resale

Expenses due to energy purchased for resale in 2025 were R$19,177 million, compared to R$16,695 million in 2024, representing an increase of 14.87%. The main factors contributing to such an increase were:

•        an increase in the free market, mainly due to the need for a higher volume of energy purchases to close positions and the increase in market prices in 2025.

•        an increase in short‑term energy costs, mainly due to the sharp rise in the Spot Price for Differences (PLD) across all submarkets, with emphasis on the SE/CO PLD, which increased to R$223.46/MWh in 2025 from R$127.88/MWh in 2024, representing an increase of 75%. This increase, combined with an unfavorable hydrological scenario, raised the Company’s short‑term costs related to availability contracts and those that share hydrological risk.

•        an increase in distributed generation, resulting from the higher number of generating units (372,932 in 2025, compared to 301,804 in 2024) and the increase in the amount of energy injected (8,032 GWh in 2025, compared to 6,116 GWh in 2024).

Post-employment benefits

The impact of the Company’s post‑employment obligations on the 2025 results was a reversal of expense in the amount of R$750 million, compared to an expense of R$485 million in 2024. This variation is mainly due to the agreement entered into between the Company and the labor unions for the termination of employer contributions to the ProSaúde Integrado (PSI) and the Dental Plan (POD), in exchange for the payment of compensatory indemnification.

Infrastructure construction cost

Infrastructure construction costs amounted to R$6,103 million in 2025, compared to R$5,002 million in 2024, representing an increase of 22.01%. This is mainly related to the distribution segment, whose investments increased to R$5,076 million in 2025 from R$4,400 million in 2024, reflecting network expansion, construction of new substations, and reinforcement projects, as well as by additional investments in transmission infrastructure that required civil works and the acquisition of high value equipment.

Operating provisions

In 2025, the Company recorded operating provisions expense of R$655 million. In the previous year, there was a reversal of expense in the amount of R$82 million. This variation is mainly explained by the provisioning related to (i) the proceeding regarding the payment of Income Tax on indemnification amounts paid to employees in exchange for the right to incorporate future annual increments into salaries, and (ii) collective labor claims.

Expected credit losses (ECL)

In 2025, an ECL provision in the amount of R$161 million was recognized, compared to a provision of R$175 million in 2024. This variation is mainly due to the change, as of August 2024, in the threshold for the full recognition of losses, which increased from 24 to 36 months for regular‑consumption customers, and from 12 to 18 months for irregular‑consumption customers, in order to reach the best estimate of the credit risk exposure of CEMIG D’s captive customers.

ANNUAL REPORT AND FORM 20-F | 2025	125

Net finance income (expense)

Net finance expense totaled R$1,079 million in 2025, compared to net finance expenses of R$521 million in 2024, representing an increase of 107.10%. This variation is mainly associated with the following factors:

Debenture charges

There was an increase of 51.82% in this financial expense in 2025, rising to R$1,503 million in 2025 from R$990 million in 2024, as a result of the debenture issuances carried out in 2025.

CVA monetary adjustment

The net variation in the financial result related to the CVA monetary adjustment balances and other financial components was financial income of R$108 million in 2025, compared to financial income of R$16 million in the previous year. This variation is mainly due to the increase in the amounts approved in the 2025 tariff adjustment and the higher recognition of amounts to be approved in the 2026 tariff adjustment.

Income Tax and the Social Contribution

Income tax was an expense of R$771 million in 2025, compared to an expense of R$2,239 million in 2024 and income before income tax and social contribution in 2025 of R$5,670 million compared to R$9,358 million in 2024.

This variation is mainly related to the decrease in income before income tax in 2025 and the absence of non-recurring taxable events recognized in 2024, referring to the gain on the disposal of CEMIG GT’s equity interest in Aliança Geração. In addition, income tax expense in 2025 was materially affected by changes in deferred income taxes, mainly related to the reversal of temporary differences and the recognition of tax effects arising from the Periodic Tariff Review (RAP), which resulted in a significant reduction in net deferred tax balances during the year.

By segment

Distribution

In 2025 the Distribution segment represented net income of R$2,121 million, compared to R$2,204 million in 2024, representing a decrease of 3.77%. The main variations are presented below:

ANNUAL REPORT AND FORM 20-F | 2025	126

Net revenue: In 2025 our distribution net revenue was R$29,043 million compared to R$26,617 million in 2024, representing an increase of 9.1%, mainly due to:

Energy supply revenue: Revenue from CEMIG D’s electricity supply is composed of the delivery of energy to captive customers and the energy offset by customers under distributed micro and mini‑generation. This revenue amounted to R$25,167 million in 2025, compared to R$24,594 million in 2024, representing an increase of 2.33%. The main factors behind this variation are:

•        An increase in the average billed price per MWh, due to CEMIG D’s annual tariff adjustment effective as of May 28, 2025;

•        An increase of 4.52% in energy consumption by the residential segment, mainly due to the 3.1% increase in the number of customers; and

•        Conversely, there was a decrease of 24.62% in the industrial segment due to the migration of captive customers to the free market.

Revenue from the use of the network - free customers: It refers to the Tariff for the Use of the Distribution System (Tarifa de Uso do Sistema de Distribuição, or ‘TUSD’), arising from the charges billed to free customers on distributed energy. In 2025, this revenue amounted to R$5,934 million, compared to R$5,169 million in the previous year, representing an increase of 14.80%, mainly due to the increase in the number of consumer units subject to TUSD and CEMIG D’s Annual Tariff Adjustment.

Construction revenues: Revenues from the construction of assets related to distribution concession infrastructure amounted to R$5,325 million in 2025, compared to R$4,379 million in 2024, representing an increase of 21.60%. This variation is mainly due to the increase in the number of projects carried out under the Distribution Development Plan (PDD), particularly in distribution networks. This revenue is related to construction costs and corresponds to CEMIG D’s investment in concession assets.

Costs and Expenses: Total costs and expenses for the distribution segment amounted to R$25,610 million in 2025, compared to R$23,732 million in 2024, representing an increase of 7.91%. The main reasons for this variation are presented below.

Cost of energy: In 2025, the cost of energy increased by 5.27% to R$15,511 million compared to R$14,735 million in 2024, mainly due to:

•        an increase of 36% in CEMIG D’s short‑term energy costs, totaling R$1,190 million in 2025 compared to R$875 million in 2024. This variation was mainly caused by the sharp rise in the Spot Price for Differences (PLD) across all submarkets, particularly the SE/CO PLD, which increased to R$223.46/MWh in 2025 from R$127.88/MWh in 2024, representing an increase of 75%. This increase, combined with an unfavorable hydrological scenario, raised the Company’s short‑term costs related to availability contracts and those that share hydrological risk.

•        an increase of 0.43% in the cost of energy acquired in regulated‑market auctions, totaling R$4,642 million in 2025 compared to R$4,622 million in 2024. This increase reflects the annual contractual adjustments indexed to the IPCA and the entry of new contracts;

ANNUAL REPORT AND FORM 20-F | 2025	127

•        an increase of 18.18% in the cost of distributed generation, totaling R$3,828 million in 2025 compared to R$3,239 million in 2024. This increase results from the higher number of generating units (372,932 in 2025 compared to 301,988 in the previous year) and the increase in the amount of energy injected (8,032 GWh in 2025 compared to 6,176 GWh in the previous year);

•        the costs of electricity purchased for resale are non‑manageable, and the difference between the reference amounts used for tariff setting and the actual costs incurred is compensated in the subsequent tariff adjustment.

Post‑employment obligations

The impact of the Company’s post‑employment obligations on the operating result in 2025 was a reversal of expense in the amount of R$578 million, compared to an expense of R$323 million in 2024. This variation is mainly due to the agreement entered into between the Company and the labor unions for the termination of employer contributions to the ProSaúde Integrado (PSI) and the Dental Plan (POD), in exchange for the payment of indemnification.

Net financial result

The financial result for this segment in 2025 was an expense of R$886 million, compared to an expense of R$16 million in 2024. This variation is mainly associated with the following factors:

•        An increase of 13.95% in debenture monetary adjustment expense, totaling R$264 million in 2025 compared to R$231 million in 2024, and an increase in debenture charges, totaling R$1,187 million in 2025 compared to R$551 million in 2024. This variation is mainly due to the issuance of the 12th, 13th and 14th debenture series, which increased the Company’s total debt and, consequently, the monetary adjustment expense. In compensation, the variation in the IPCA — the main index, used for updating the Company’s debt — also influenced this result, with an increase of 4.26% in 2025 compared to 4.83% in the previous year.

•        A variation in the monetary adjustment of tax credits related to PIS/Pasep and Cofins arising from the exclusion of ICMS from their tax base, resulting in a financial expense of R$14 million in 2025, compared to financial income of R$371 million in 2024. In May 2024, the remaining balance of the liability “Amounts to be refunded to customers” was written off, as it had been returned through tariff reviews, reducing the basis for calculating this financial expense.

•        An increase in financial income from interest on financial investments, totaling R$256 million in 2025 compared to R$123 million in 2024. This variation is mainly due to a higher average cash balance available for investment.

•        An increase in financial income related to the monetary adjustment of the CVA and other financial components, totaling R$108 million in 2025 compared to financial income of R$16 million in the previous year. This variation is mainly due to the higher amount, related to items subject to financial updating, approved in the 2025 tariff adjustment compared to the value of these items in the 2024 tariff adjustment.

ANNUAL REPORT AND FORM 20-F | 2025	128

Transmission

In 2025 the Transmission segment represented a net income of R$452 million, compared to R$1,561 million in 2024. This reduction is mainly associated with the recognition of the effects of the Periodic Tariff Review (RTP) of the Allowed Annual Revenue (RAP) for CEMIG GT's concession contracts in the 2024 fiscal year and the recognition of the remeasurement of the Basic Network of the Existing System in the 2025 fiscal year.

Transmission concession revenue: The Company’s transmission revenue is composed of (i) operation and maintenance revenue, (ii) construction revenue, and (iii) the financial remuneration of the contract asset.

Construction, reinforcement and improvement revenue amounted to R$425 million in 2025, compared to R$383 million in 2024, representing an increase of 10.97%. This variation is mainly due to the higher volume invested in reinforcement and improvement projects, in project development, with a significant supply of equipment with high financial value.

Construction cost: Construction costs for the transmission segment amounted to R$446 million in 2025, compared to R$290 million in 2024, representing an increase of 53.79%. This variation is mainly due to the higher volume invested in reinforcement and improvement projects, in project development, with a significant supply of equipment with high financial value.

Financial result: The transmission segment recorded net financial expense of R$31 million in 2025, compared to net financial expense of R$108 million in the previous year. This variation is mainly associated with the settlement of the Eurobonds by CEMIG GT in December 2024.

Generation

In 2025 the Generation segment represented a net income of R$1,519 million, compared to R$1,280 million in 2024, representing an increase of 18.67%. This increase is primarily associated with higher hydrological risk costs, explained by the reduction in the average GSF.

Trading

In 2025 the Trading segment represented net income of R$163 million, compared to R$518 million in 2024, representing  a decrease of 68.5%.

This variation is primarily due to the following factors:

•        an increase in the cost of energy acquired in the free market due to the need for a higher volume of energy purchases to close positions and the rise in market prices in 2025.

•        an increase in short‑term energy costs, mainly due to the increase in the Spot Price for Differences (PLD) across all submarkets, particularly the SE/CO PLD, which increased to R$223.46/MWh in 2025 from R$127.88/MWh in 2024, representing an increase of 75%. This increase, combined with an unfavorable hydrological scenario, raised the Company’s short‑term costs related to availability contracts and those that share hydrological risk.

ANNUAL REPORT AND FORM 20-F | 2025	129

Gas

In 2025 the Gas segment represented net income of R$513 million, compared to R$497 million in 2024, representing an increase of 3.2%. This variation is primarily due to the following factors:

Revenue: Gasmig’s revenue is composed of the supply of gas to captive customers and the provision of installed pipeline capacity to free‑market customers.

Net revenue amounted to R$2,789 million in 2025, representing a decrease of 19.8% compared to the net revenue recorded in 2024 (R$3,477 million). This variation is mainly impacted by the migration of customers to the free market and the reduction in the volume sold.

Costs and expenses: Total costs and expenses amounted to R$2,043 million in 2025 (R$2,714 million in 2024), corresponding to 73.25% of net revenue in 2025 (78.06% in 2024). This represents a decrease of 24.72%.

This reduction in 2025 costs resulted from the reduction in the volume sold, which led to a decrease in the cost of gas purchased for resale and lower operation and maintenance costs.

Investees

The results of the associates and jointly controlled entities and the Holding Company are evaluated as a single segment in line with the Company's business strategies. The Investees segment presented, in 2025, a net income of R$131 million, compared to a net income of R$1,059 million in 2024. This variation is essentially due to the recognition of the gain on the sale of CEMIG GT's stake in Aliança Geração, in the amount of R$1,617 million. On August 13, 2024, the sale process of CEMIG GT’s equity interest in Aliança Geração to Vale S.A. was concluded.

Year Ended December 31, 2024 compared to the Year Ended December 31, 2023

For this discussion, see our annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on May 1, 2025.

ANNUAL REPORT AND FORM 20-F | 2025	130

B.                Liquidity and Capital Resources

Net cash from operating activities

Our net cash from operating activities was R$4,077 million in the year ended December 31, 2025, compared to R$5,496 million in the year ended December 31, 2024, representing a decrease of R$1,419 million or 25.8%. This decrease in net cash from operating activities is mainly related to:

•        A decrease of R$373 million in net income for the year, adjusted for the reconciliation of net cash;

•        A net decrease of R$500 million in operating assets, primarily driven by recoverable taxes (R$434 million), income tax and social contribution tax credits (R$343 million), escrow deposits (R$140 million), contractual assets and concession financial assets (R$115 million) and other assets (R$23 million), partially offset by refund of tariff subsidy (R$420 million) and a lower increase in receivables from customers, traders and concession holders (R$135 million);

•        A net decrease of R$117 million in operating liabilities, primarily due to taxes payable (R$397 million) and other liabilities (R$77 million), partially offset by regulatory charges (R$136 million), suppliers (R$152 million), payroll and related charges (R$33 million) and post-employment obligations (R$46 million); and

•        An increase in interest paid on loans, financing and debentures (R$431 million) and a decrease in cash inflows from settlement of derivative instruments (R$436 million), partially offset by a decrease in income tax and social contribution tax paid (R$400 million) and an increase in interest received (R$120 million).

Net cash used in investing activities

Our net cash used in investing activities was R$6,663 million in the year ended December 31, 2025, compared to R$2,376 million in the year ended December 31, 2024, representing an increase of R$4,287 million or 180.4%. This increase in our net cash used in investing activities is mainly related to:

•         Lower cash generated from the sale of equity interest (R$2,736 million), as compared to 2024, together with lower proceeds from the sale of PP&E (R$8 million) and the non-recurrence of the reduction of share capital in an investee recorded in 2024 (R$57 million); and

•         Higher cash used in contract assets – distribution of gas and energy infrastructure (R$947 million), a net cash outflow from marketable securities (R$539 million), and higher cash applied in the acquisition of intangible assets (R$131 million) and property, plant and equipment (R$28 million), partially offset by a lower net cash outflow related to restricted cash and restricted funds (R$161 million).

Net cash from (used in) financing activities

Our net cash provided by financing activities was R$2,590 million in the year ended December 31, 2025, compared to net cash used in financing activities of R$2,759 million in the year ended December 31, 2024, representing an increase of R$5,349 million (193.9%). This change is mainly related to:

•         R$9,337 million in cash inflows from loans and debentures in 2025 (R$4,582 million in 2024);

•         payments of R$3,968 million in interest on capital and dividends in 2025 (R$4,294 million in 2024); and

•         payment of loans and debentures in R$2,697 million in 2025 (R$2,975 million in 2024) partially offset by lease liabilities paid of R$82 million in 2025 (R$72 million in 2024).

ANNUAL REPORT AND FORM 20-F | 2025	131

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

Indebtedness

The Company’s indebtedness from loans and debentures (current and non-current) as of December 31, 2025 was R$19,466 million (including interest), which was comprised of R$3,052 million of current debt and R$16,414 million of non-current debt.

The Company’s indebtedness from loans and debentures (current and non-current) as of December 31, 2024 was R$12,280 million (including interest), which was comprised of R$2,877 million of current debt and R$9,403 million of non-current debt.

ANNUAL REPORT AND FORM 20-F | 2025	132

CEMIG’s indebtedness as of December 31, 2025 and 2024, is shown in the following table (in millions of Reais):

	Principal	Annual financial		2025				2024
Financing source	maturity	cost (%)	Currency	Current	Non-current		Total	Total
FOREIGN CURRENCY
Loans	2026	SOFR + 0.53%	US$	224	-		224	-
Total Debt in foreign currency				224	-		224	—
LOCAL CURRENCY
CEMIG DISTRIBUIÇÃO
Debentures – 3rd Issuance – 3rd Series	2025	IPCA (*) + 5.10%	R$	-	-		-	334
Debentures – 7th Issuance – 2nd Series	2026	IPCA + 4.10%	R$	1,067	-		1,067	2,049
Debentures – 8th Issuance – 1st Series	2027	CDI (**) + 1.35%	R$	3	500		503	503
Debentures – 8th Issuance – 2nd Series	2029	IPCA + 6.1052%	R$	2	579		581	557
Debentures – 9th Issuance – Single Series	2026	CDI + 2.05%	R$	1,019	-		1,019	2,030
Debentures - 10th Issuance - 1st Series	2029	CDI + 0.80%	R$	23	400		423	417
Debentures - 10th Issuance - 2nd Series	2034	IPCA + 6.1469%	R$	40	1,728		1,768	1,697
Debentures - 11th Issuance - 1st Series	2031	CDI + 0.55%	R$	44	1,000		1,044	1,029
Debentures - 11th Issuance - 2nd Series	2036	IPCA + 6.5769%	R$	30	1,592	,	1,622	1,553
Debentures - 12th Issuance - 1st Series	2032	CDI + 0.86%	R$	74	1,640		1,714	-
Debentures - 12th Issuance – 2nd Series	2040	IPCA + 7.5467%	R$	19	884		903	-
Debentures - 13th Issuance - 1st Series	2030	CDI + 0.64%	R$	35	1,143		1,178	-
Debentures - 13th Issuance – 2nd Series	2032	CDI + 0.80%	R$	24	752		776	-
Debentures - 14th Issuance - 1st Series	2037	IPCA + 6.7878%	R$	16	2,012		2,028	-
Debentures - 14th Issuance – 2nd Series	2040	IPCA + 6.6504%	R$	4	503		507	-
CEMIG GERAÇÃO E TRANSMISSÃO
Debentures – 9th Issuance – 1st Series	2027	CDI + 1.33%	R$	236	233		469	704
Debentures – 9th Issuance – 2nd Series	2029	IPCA + 7.6245%	R$	1	345		346	332
Debentures – 10th Issuance – Single series	2030	CDI + 0.64%	R$	28	625		653	-
Debentures - 11th Issuance - 1st Series	2037	IPCA + 6.7878%	R$	8	1,006		1,014	-
Debentures - 11th Issuance - 2nd Series	2040	IPCA + 6.6504%	R$	4	503		507	-
GASMIG
Debentures – 8th Issuance – Single series	2031	IPCA + 5.27%	R$	156	780		936	1,026
Debentures – 9th Issuance – Single series	2029	CDI + 0.47%	R$	1	200		201	200
Debentures – 10th Issuance – Single series	2035	IPCA + 6.50%	R$	1	301		302	-
(-) Discount on the issuance of debentures				(2)	(11)		(13)	(6)
(-) Transaction costs				(6)	(301)		(307)	(145)
Total, debentures				2,827	16,414		19,241	12,280
Total				3,051	16,414		19,465	12,280

(*) IPCA: Official Brazilian inflation rate.

(**) CDI: It’s an interest rate practiced in the Brazilian interbank market.

ANNUAL REPORT AND FORM 20-F | 2025	133

CEMIG Distribuição (CEMIG D)

In March 2025, CEMIG D concluded its 12th debentures issuance, not convertible into shares, in the amount of R$2,500 million, in two series. The first one (R$1,640 million) has a 7-year term (amortization at 72nd and 84th months) and pays CDI plus 0.86% per year. The second series (R$860 million) have a 15-year term (amortization at 156th, 168th and 180th months) and pays IPCA plus 7.5467% per year. The total net funds raised were related to cash flow reinforcement, including investments reimbursement.

In April 2025, taking advantage of market liquidity at that moment, CEMIG D concluded its 13th debentures issuance, not convertible into shares, in the amount of R$1,895 million, in two series. The first one (R$1,143 million) has a 5-year term (amortization at 48th and 60th months) and pays CDI plus 0.64% per year. The second series (R$752 million) have a 7-year term (amortization at 72nd and 84th months) and pays CDI plus 0.80% per year. The total net funds raised were related to cash flow reinforcement, including investments reimbursement.

In November 2025, CEMIG D concluded its 14th debentures issuance, not convertible into shares, in the amount of R$2,500 million, in two series. The first one (R$2,000 million) has a 12-year term (amortization at 120th, 132nd and 144th months) and pay IPCA plus 6.7878% per year. The second series (R$500 million) have a 15-year term (amortization at 156th, 168th and 180th months) and pays IPCA plus 6.6504% per year. The total net funds raised were related to cash flow reinforcement, including investments reimbursement.

CEMIG Geração e Transmissão (CEMIG GT)

In March 2025, CEMIG GT concluded its 10th debentures issuance, not convertible into shares, in the amount of R$625 million, in a single series. This series has a 5-year term (amortization at 48th and 60th months) and pays CDI plus 0.64% per year. The total net funds raised were related to cash flow reinforcement, including investments reimbursement.

In November 2025, CEMIG GT concluded its 11th debenture issuance, totaling R$1,500 million in two series. The first one (R$1,000 million) has a 12-year term (amortization at 120th, 132nd and 144th months) and pays IPCA plus 6.7878% per year, based on 252 working days. The second series (R$500 million) have a 15-year term (amortization at 156th, 168th and 180th months) and pays IPCA plus 6.6504% per year. The total net funds raised were related to cash flow reinforcement, including investments reimbursement.

International Loan under Law 4,131

On August 7th, 2025, CEMIG GT entered into a credit agreement with Citibank, in the amount of US$40 million, equivalent to R$218,552 million on the contract date.

The transaction was structured as a Floating Rate Loan, bearing interest in the Adjusted Dollar Interest Rate (reference rate), based on the Term SOFR (Secured Overnight Financing Rate), plus a spread of 0.53% per year, maturing on August 11, 2026.

ANNUAL REPORT AND FORM 20-F | 2025	134

Gasmig

In November 2025, Gasmig concluded its 10th debentures issuance, in the amount of R$300 million, in a single series. This series has a 10-year term (amortization at 96th, 108th and 120th months) and pays IPCA plus 6.50% per year. The total net funds raised were related to future payment and/or reimbursement of expenses, costs, grants and/or debts related to the implementation of the project described in its Issuance Indenture.

CEMIG Financing Guarantees

CEMIG has provided total financing guarantees for R$19,463 million on loans and debentures, as of December 31, 2025 and R$12,280 million as of December 31, 2024 as follows (in millions of Brazilian Reais):

	2025	2024
Promissory notes and Sureties	224	334
Guarantees and Receivables	1,064	2,042
Corporate Guarantees	16,758	8,694
Unsecured	1,417	1,210

TOTAL	19,463	12,280

ANNUAL REPORT AND FORM 20-F | 2025	135

Restricted Covenant Clauses

The Company has contracts with covenants related to financial ratios, as follows:

Title - Security	Covenant	Ratio required - Issuer	Ratio required CEMIG (guarantor)	Compliance required
8th Debentures Issuance Gasmig	Ebitda/Debt servicing Net debt / Ebitda	1.3 or more 3.0 or less	-	Annual Annual
9th Debentures Issuance Gasmig	Ebitda/Net financial income Net debt / Ebitda	1.3 or more 3.0 or less	-	Annual Annual
10th Debentures Issuance Gasmig	Ebitda/Net financial income Net debt / Ebitda	1.3 or more from December 31, 2025 onwards 3.0 or less from December 31, 2025 onwards	-	Annual Annual
9th Debentures Issuance CEMIG D (3)	Net debt / Adjusted Ebitda	3.5 or less	3.0 from Dec. 31, 2022 to June 30, 2026 and 3.5 from Dec. 31, 2026 onwards	Semi-annual
10th Debenture Issuance CEMIG GT	Net debt / Adjusted Ebitda	Less than or equal to 3.5 up to December 31, 2029 (inclusive) 4.0 or less from December 31, 2029 onwards	3.0 or less up to June 30, 2026 (inclusive) 3.5 or less from July 1st, 2026 to June 30, 2029 (inclusive) 4.0 or less from June 30, 2029 (exclusive) onwards	Semi-annual
11th Debenture Issuance CEMIG GT	Net debt / Adjusted Ebitda	Less than or equal to 3.5 up to December 31, 2029 (inclusive) 4.0 or less from December 31, 2029 onwards	3.0 or less up to June 30, 2026 (inclusive) 3.5 or less from July 1st, 2026 to June 30, 2029 (inclusive) 4.0 or less from June 30, 2029 (exclusive) onwards	Semi-annual
Loan	Net debt / Adjusted Ebitda	3.5 or less	3.5 or less	Semi-annual
7th and 8th Debentures Issuance CEMIG D	Net debt / Adjusted Ebitda	3.5 or less	3.0 or less up to June 30,2026 3.5 or less from July 1st, 2026 onwards	Semi-annual
9th Debentures Issuance CEMIG D	Net debt / Ebitda	3.5 or less	3.0 or less	Semi-annual
10th Debentures Issuance CEMIG D	Net debt / Ebitda	3.5 or less up to June 30, 2029 (inclusive) 4.0 or less from June 30, 2029 (exclusive) onwards	3.0 or less up to June 30, 2026 (inclusive) 3.5 or less from July 1st, 2026 to June 30, 2029 (inclusive) 4.0 or less from June 30, 2029 (exclusive) onwards	Semi-annual
11th Debentures Issuance CEMIG D	Net debt / Ebitda	3.5 or less up to June 30, 2029 (inclusive) 4.0 or less from June 30, 2029 (exclusive) onwards	3.0 or less up to June 30, 2026 (inclusive) 3.5 or less from July 1st, 2026 to June 30, 2029 (inclusive) 4.0 or less from June 30, 2029 (exclusive) onwards	Semi-annual
12th Debentures Issuance CEMIG D	Net debt / Ebitda	3.5 or less up to June 30, 2029 (inclusive) 4.0 or less from June 30, 2029 (exclusive) onwards	3.0 or less up to June 30, 2026 (inclusive) 3.5 or less from July 1st, 2026 to June 30, 2029 (inclusive) 4.0 or less from June 30, 2029 (exclusive) onwards	Semi-annual
13th Debentures Issuance CEMIG D	Net debt / Ebitda	3.5 or less up to June 30, 2029 (inclusive) 4.0 or less from June 30, 2029 (exclusive) onwards	3.0 or less up to June 30, 2026 (inclusive) 3.5 or less from July 1st, 2026 to June 30, 2029 (inclusive) 4.0 or less from June 30, 2029 (exclusive) onwards	Semi-annual
14th Debentures Issuance CEMIG D	Net debt / Ebitda	3.5 or less up to June 30, 2029 (inclusive) 4.0 or less from June 30, 2029 (exclusive) onwards	3.0 or less up to June 30, 2026 (inclusive) 3.5 or less from July 1st, 2026 to June 30, 2029 (inclusive) 4.0 or less from June 30, 2029 (exclusive) onwards	Semi-annual

ANNUAL REPORT AND FORM 20-F | 2025	136

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

The Company is compliant with all covenants as of December 31, 2025.

C.            Research and Development, Patents and Licenses, etc.

Continuous innovation is one of CEMIG’S core pillars. We innovate to lead the Energy Transition, exploring and developing new technologies and new business models, fostering an innovation driven culture focused on digitalization, efficiency, clean energy generation, electrification, resilience, and energy storage, supported by proprietary, regulated, and incentivized resources.

CEMIG invested R$68.99 million in research and development (R\&D) projects in 2025, covering 28 R\&D initiatives across various domains. Highlights include:

•        Green Hydrogen H2V Project: Testing and validating the application of hydrogen (H₂), in blends with natural gas, in industrial burners and furnaces, aiming to decarbonize production processes.

•        Energy Pricing Project: Development of an Advanced Management Platform for Future Pricing Scenario Analysis and Trading Strategy in the Brazilian Free Energy Market.

•        DIN Project: Development of an individual notification device designed to address emergency situations involving dams.

•        Mobile BESS Project: Development of a Mobile Battery Energy Storage System (BESS) for charging and discharging operations, designed to support emergency scenarios and ensure continuity of power supply in critical situations.

•        EnergyGPT Project: Implementation of a generative artificial intelligence (AI) solution customized to meet the complex demands of the Brazilian electricity sector, delivering advanced predictive analytics and system optimization.

•        Integrated Photovoltaic Energy and Food Production System (Agrivoltaics): Development of methodologies for photovoltaic energy generation integrated with agricultural production, including best practices for crop cultivation and livestock farming. The project includes testing different technologies, assembling photovoltaic (PV) modules, and incorporating a rainwater harvesting system.

•        Smart Module: Development of intelligent modules for the management and optimization of commercial electric vehicle charging stations connected to 127/220 V low voltage distribution networks, along with a business model for operationalization and profitability.

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

ANNUAL REPORT AND FORM 20-F | 2025	137

As to the question of reliability of supply of energy, the structural capacity of the system is adequate to meet the market’s needs for consumption of energy, and the expansion of generation and transmission capacity currently in development will be able to meet the expected demand for consumption from the market. Rates of growth of energy consumption in Brazil in recent years have been 5.4% (2023-2024) and 1.9% (2024-2025) due to a lower average temperature and a lesser economic growth. The Brazilian Federal Government has been successful with the ‘new supply’ auctions starting in 2005 which have made possible the construction of new projects such as the Santo Antônio hydroelectric plant (3,150 MW) and the Jirau hydroelectric plant (3,750 MW), on the Madeira River; the Belo Monte plant (11,233 MW) on the Xingu River; and the Teles Pires plant (1,820 MW) on the Teles Pires River, in accordance with the needs of the distributors for acquisition of energy. In recent years we have seen strong growth in renewable generation. In 2025, renewable generation was responsible for 89% of generation, with centralized and decentralized solar photovoltaic (15%), wind power plants (14%) and hydroelectric plants (60%).

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

Regarding capital expenditures, for 2026 we plan to make capital investments in relation to our fixed assets in the amount of R$5,889 million, corresponding to our basic program. We expect to allocate this expenditure primarily to the expansion of our distribution system. For more details see item 4 “Capital Expenditures”.

Commitments

CEMIG and its subsidiaries have contractual obligations and commitments not yet incurred, therefore not yet recognized in our consolidated financial statements, which mainly include the purchase of electricity, as shown in the table below, in millions of Reais:

	2026	2027	2028	2029	2030	2031 onwards	Total
Purchase of energy from Itaipu	1,208	1,226	1,235	1,257	1,266	20,687	26,879
Purchase of energy – auctions	5,306	4,910	4,899	4,997	5,168	56,630	81,910
Purchase of energy – ‘bilateral contracts’	105	-	-	-	-	-	105
Quotas of Angra 1 and Angra 2	197	199	199	199	197	3,079	4,070
Transport of energy from Itaipu	229	234	213	193	200	3,651	4,720
Other energy purchase contracts	6,650	5,055	3,357	3,002	2,942	22,660	43,666
Physical quota guarantees	853	811	761	761	761	12,182	16,129

Total	14,548	12,435	10,664	10,409	10,534	118,889	177,479

E.                 Accounting Estimates

For this discussion, see our audited consolidated financial statements included elsewhere in this annual report.

ANNUAL REPORT AND FORM 20-F | 2025	138

Item 6. Directors, Senior Managers and Employees

A.                Directors and Senior Management

The Company is managed by the Board of Directors and the Executive Board. The Board of Directors of the Company comprises nine members, of which one shall be the Chair. The Executive Board has eight Executive Officers, who may be shareholders, resident in Brazil, elected by the Board of Directors for a period of two years, subject to the requirements of the applicable law and regulations. Re-election for a maximum of three further consecutive periods of office is permitted. The structure and composition of the Board of Directors and the Executive Board shall be identical in the wholly owned subsidiaries CEMIG Distribuição S.A and CEMIG Geração e Transmissão S.A., with occasional exceptions if approved by the Board of Directors.

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

In any event, the majority of members shall be elected by the controlling shareholder of the Company. Composition of the Board of Directors:

Board of Directors
Nomination	Position	Date of initial appointment
Márcio Luiz Simões Utsch (1)	Chair	March 25, 2019
Marcus Leonardo Silberman (1)	Member	Feb 25, 2022
José Reinaldo Magalhães (1)	Member	March 25, 2019
Afonso Henriques Moreira Santos (1)	Member	July 31, 2020
Ricardo Menin Gaertner (1)	Member	April 29, 2022
Aloísio Macário Ferreira de Souza (3)	Member	September 29, 2022
Roger Daniel Versieux (2)	Member	April 29, 2022
Daniel Alves Ferreira (2)	Member	June 26, 2025
Anderson Rodrigues (4)	Member	April 29, 2022

(1)        Elected by State of Minas Gerais and other shareholders.

(2)        Elected by minority shareholders.

(3)        Appointed by the holders of the preferred shares.

(4)        Elected by a representative of the employees.

ANNUAL REPORT AND FORM 20-F | 2025	139

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

Aloísio Macário Ferreira de Souza was born in 1960, has a degree in Accounting Sciences, with an MBA in Business and Investment Banking Management from the Corporate University of Citibank – USA, MBA in Business Valuation by LLM Inteligência Empresarial (RJ) and an MBA in Pension and Retirement Plans for Complementary Social Security – Coppe/UFRJ. Mr. Souza is certified by IBGC – Brazilian Institute of Corporate Governance to serve as member at Boards of Directors and Supervisory Boards. He was Vice President of Human Resources and Information Technology at Usiminas, Coordinator of the IBGC – Rio de Janeiro Chapter, Manager of Corporate Governance and Minority Holdings of Previ, Manager of BB-DTVM Asset Analysis and Valuation Division, Advisor in the International Area of Banco do Brasil, Board of Directors Member at Usiminas and CPFL Energia, Member of the Supervisory Board at Eternit, Eletrobras (currently, AXIA), Celesc and Ambev. Currently he is a Member of the Supervisory Board at Usiminas and a Member of the Statutory Audit Committee of Celesc.

ANNUAL REPORT AND FORM 20-F | 2025	140

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

Daniel Alves Ferreira was born in 1972. He served as an independent member of the Board of Directors, in addition to holding the position of Coordinator of the Legal Affairs Support Committee and member of the Audit and Risk Committee at Eletrobrás (currently, AXIA) until April 2025. Graduated in Law from Universidade Paulista (UNIP), São Paulo (1995), having completed the specialization course in Capital Markets - Legal Aspects at the Law School of Fundação Getúlio Vargas in 2009. From 1996 to 2002, he was a senior lawyer at Mesquita Pereira, Almeida e Esteves Advogados, where he worked in the areas of civil law, family law and customers relations. He was a partner at the same law firm for 25 years, practicing corporate law (capital markets) and mass lawsuits. In 2018, he became a partner at Alves Ferreira e Mesquita Sociedade de Advogados, responsible for the capital markets and corporate law areas. He was a member of the Fiscal Council of Petróleo Brasileiro S/A (Petrobras) for three terms from 2018 to 2020, in addition to having been a member of the Fiscal Council of Renova Energia S/A from 2020 to 2021. He was also a member of the Board of Directors of Madeira Energia S/A from 2018 to 2020 and of Santo Antônio Energia S/A from 2018 to 2021. Additionally, he was a member of the Board of Directors of Renova Energia S/A for the period between 2018 and 2020 and a member of the Board of Directors (2016-2018) of Companhia Energética de Minas Gerais S.A. (CEMIG), as well as a member of the Corporate Governance Committee (2018). He has served on committees, fiscal councils and in management positions in other publicly traded companies: Member of the Board of Directors of Plascar Participações Industriais S.A. Independence criteria of IBGC and Dow Jones.

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

Executive Board

The Executive Board comprises eight Executive Officers, who may be shareholders, resident in Brazil, elected by the Board of Directors for a period of two years, subject to the requirements of the applicable legislation and regulations. Re-election for a maximum of three consecutive periods of office is permitted. The periods of office of the present members of the Board of Directors expire at the Annual General Meeting of Shareholders to be held in April 2026. The Executive Board meets ordinarily at least twice per month, and extraordinarily whenever called by the Chief Executive Officer or by two Executive Officers.

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

ANNUAL REPORT AND FORM 20-F | 2025	141

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

The following are the names, positions and date of first appointment of the Members of the Executive Board:

Executive Board
Position	Nomination	Date of initial appointment
Chief Executive Officer – CEO	Reynaldo Passanezi Filho	January 13, 2020
Vice President of Trading	Sergio Lopes Cabral	February 24, 2025
Vice President of Distribution	Marney Tadeu Antunes	January 5, 2021
Vice President of Generation and Transmission	Marco da Camino Ancona Lopez Soligo	May 10, 2024
Vice President of Information Technology	Luis Claudio Correa Villani	May 8, 2025
Chief Officer for Finance and Investor Relations	Andrea Marques de Almeida	December 2, 2024
Vice President of Legal Affairs	Sergio Pessoa de Paula Castro	October 20, 2025
Vice President of Institutional Relations	Marcos Montes Cordeiro	December 19, 2025

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

ANNUAL REPORT AND FORM 20-F | 2025	142

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

Luis Cláudio Correa Villani, born in 1963, electrical engineer graduated from UFMG, with several specializations in Digital Transformation and Governance, including certifications from MIT, Stanford, FDC and FGV. Over a career spanning more than 30 years, he has accumulated vast experience in IT and Telecommunications, in addition to 10 years dedicated to Logistics and Supply. His career is marked by his work, in Brazil and abroad, in strategy, governance, process optimization and application projects, infrastructure and data platforms. His professional experience includes prominent positions in renowned national and multinational companies. He served as IT Director at CEMIG from 2019 to 2025 and has served as a Board Member at CEMIG SIM since 2023. Previously, he was an Associate Partner at Infosys Consulting from 2018 to 2019 and VP of IT and Logistics at Grupo Saraiva from 2014 to 2018. He also served as IT Director for Latin America at Fiat-Chrysler from 2005 to 2013 and at UOL Universo Online from 1999 to 2005. He began his career at Mannesmann Siderurgia, where he was an Engineer and Logistics Manager from 1984 to 1992, followed by a position as Managing Partner at COESA Consultoria e Engenharia de Sistemas from 1992 to 1996 and IT Infrastructure and Projects Manager at BMS Belgo Mineira Sistemas from 1996 to 1999.

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

Sergio Pessoa de Paula Castro, born in 1970. Attorney for the State of Minas Gerais (1998-2025). He held the positions of Attorney General (2019-2025), Deputy Attorney General (2015-2018), Chief Attorney (2007-2015) and Coordinator of the Legal Consulting of the Attorney General's Office of the State of Minas Gerais (2001-2007). Master’s in administrative law from the Faculty of Law of the Federal University of Minas Gerais (UFMG). Graduated in Law from the Pontifical Catholic University of Minas Gerais (PUC-Minas). He was Substitute Professor of Administrative Law at the Faculty of Law of UFMG (1997-1998). He was Professor at the Professor Pedro Aleixo School of Accounts and Training, of the Court of Auditors of the State of Minas Gerais (TCE/MG) (2006-2007). He was a member of the Public Advocacy Committee of the Brazilian Bar Association, Minas Gerais Section (OAB/MG).

ANNUAL REPORT AND FORM 20-F | 2025	143

Marcos Montes Cordeiro, born in 1949. He has a degree in Medicine from the Federal University of Uberlândia (UFU) and a graduate degree in Occupational Medicine, as well as a specialization in Anesthesiology from the University of Campinas (UNICAMP). He has extensive experience in both public administration and the private sector. He served as Mayor of Uberaba for two terms, Secretary of State for Social Development of Minas Gerais, Executive Secretary and Minister of the Ministry of Agriculture, Livestock, and Supply. He was a Federal Deputy in the Chamber of Deputies for three terms. In the energy sector, he was a member of the National Council for Energy Policy, the 1st Vice President of the Mines and Energy Committee of the Chamber of Deputies, Administrative Director of Gasmig, and Executive Vice President of CEMIG.

B.                Compensation

Compensation of Members of the Board of Directors and Executive Board

The total costs of key personnel, comprising the Executive Board, the Fiscal Council, the Audit Committee and the Board of Directors in 2025, 2024 and 2023, are within the limits approved at a General Shareholders’ Meeting, and the effects on the income statements of the years ended, are as follows:

(in millions of Reais)	2025	2024	2023
Remuneration	35	34	29
Profit sharing (reversal)	14	8	7
Assistance benefits	2	2	2

Total	51	44	38

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

ANNUAL REPORT AND FORM 20-F | 2025	144

The current members of the Fiscal Council and their alternate members, whose terms expire at the Annual General Meeting of Shareholders to be held in 2026, are as follows:

Fiscal Council
Nomination	Position	Date of initial appointment
Carlos Roberto de Albuquerque Sá (1)	Chair	April 29, 2024
Carlos Alberto Arruda de Oliveira (1)	Alternate member	April 29, 2024
Pedro Bruno Barros de Souza (1)	Member	December 11, 2023
(vacant)	Alternate member	-
Lucas Vasconcelos Gonzalez (1)	Member	December 11, 2023
Mauro Teixeira Biondini (1)	Alternate member	June 26, 2025
Michele da Silva Gonsales Torres (2)	Member	July 31, 2020
Paulo Roberto Bellentani Brandão (2)	Alternate member	April 29, 2024
João Vicente Silva Machado (3)	Member	April 29, 2022
Ricardo José Martins Gimenez (3)	Alternate member	April 29, 2022

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

ANNUAL REPORT AND FORM 20-F | 2025	145

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

Mauro Teixeira Biondini – Previous experience: Biondini Pacheco Esteves Advogados, partner and coordinating lawyer for the electoral and administrative areas since 2022; CODEMGE – Minas Gerais Development Company, advisor to the presidency – coordination of contracts and agreements for the period: 1 year and 6 months (February 2023 to June 2024); - parliamentary legal advisor to councilor Claudio do Mundo Novo, legal coordinator – period: 2 years (January 2021 to January 2023); Clube Atlético Mineiro, legal intern, period: 6 months (July to December 2020). Independence criteria: IBGC and Dow Jones.

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

Paulo Roberto Bellentani Brandão – Previous experience: Mesquita Pereira Advogados – Law Firm (November 2001 to May 2018); Member of the Capital Market Committee of IBGC – Brazilian Institute of Corporate Governance. Currently Corporate Lawyer – Partner at Alves Ferreira & Mesquita Sociedade de Advogados – law firm recognized for its work in the Capital Markets and various corporate operations. Extensive knowledge of CVM – Securities Commission rules. Work on Fiscal Councils of large companies. Graduated in Law from Universidade Paulista – UNIP, postgraduate from Fundação Getúlio Vargas - GV Law in Business Structures and Operations, class of 2018. GV Law Capital Markets Course, class of 2012. Member of the Communication and Capital Markets Committee from IBGC – Brazilian Institute of Corporate Governance. Full Member of the Fiscal Council – AES BRASIL (2019 – 2020); Substitute Member of the Fiscal Council – CSN (2021 – 2022); Full Member of the Fiscal Council - Usiminas (2022 – 2023); Alternate Member of the Fiscal Council - Forjas Taurus (2023 – 2024); Substitute Member of the Fiscal Council - Eletrobrás (currently, AXIA) (2023 – 2024); Alternate Member of the Fiscal Council – Brasken (2023 – 2024).

ANNUAL REPORT AND FORM 20-F | 2025	146

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

ANNUAL REPORT AND FORM 20-F | 2025	147

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

ANNUAL REPORT AND FORM 20-F | 2025	148

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

D.                Employees

On December 31, 2025, we had 5,320 employees at CEMIG, CEMIG D and CEMIG GT, of which 196 were management level.

This table presents the breakdown of our employees by type on those dates:

Number of Employees as of December 31	2025 (1)	2024 (2)	2023 (3)
Managers	196	199	201
Professional staff	1,145	1,075	1,063
Operational technical staff and office employees	3,979	3,754	3,653

Total	5,320	5,028	4,917

(1)            In 2025, 552 employees were hired and 267 left CEMIG.

(2)            In 2024, 613 employees were hired and 502 left CEMIG.

(3)            In 2023, 228 employees were hired and 278 left CEMIG.

Unions

Meetings are held throughout the year for collective negotiation with the unions that represent the employees. The Collective Work Agreements (Acordos Coletivos de Trabalho, or ‘ACTs’) that result from these meetings cover salary adjustments, benefits, rights and duties of the employment relationship, and come into effect starting on June 1st of each year until the end of the validity of each respective Collective Work Agreement.

Negotiations between the Company and the Unions for the 2025/2027 Collective Work Agreements were concluded with effective from November 1, 2025, to May 31, 2027.

In the 2025/2027 collective work agreement, the Company and the unions agreed on a readjustment of the economic benefits to ensure the replacement of losses resulting from inflation in the period, with an adjustment of 4.49%, which corresponds to the full inflationary index accumulated in the last 12 months before the base date, in addition to ensuring the correction of benefits.

ANNUAL REPORT AND FORM 20-F | 2025	149

The agreement reaffirmed benefits as: setting of a ceiling for granting financial help for training in technical or graduation courses; advance of the first installment of the annual 13th salary payment; assistance benefits; release of union leaders and provisional job stability; funds for grant of salary alterations in accordance with the Functional Structure of the Company and hybrid work regime for employees who perform administrative activities, which consists of the combination of face-to-face and remote modalities, for people with disabilities, with serious illnesses, pregnant and breastfeeding women.

Flexibility in the meal/rest break is also a benefit included in this collective agreement, which allows the fulfillment of at least 30 minutes of break, under the terms of current labor legislation.

In health and safety in the workplace, the employees have the following benefits guaranteed: regulated the Internal Commission For The Prevention Of Accidents And Harassment (Comissões Internas de Prevenção de Acidentes e de Assédio, or ‘CIPAs’), with participation by the unions; medical health inventory; inspection of contractors as to their work safety; and notification of serious or fatal accidents. During the 2025/2027 ACT’s negotiations, a 14-day stoppage occurred with the participation of about 0.12% of employees. In the event of strikes, CEMIG has an Operational Emergency Committee, created with the basic objective of establishing a Contingency Plan for the continuity of its essential services.

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

The following table presents the monthly average base salary and monthly average total compensation in Brazilian reais, by job category of CEMIG, as of December 31, 2025:

December 31, 2025 (R$)	Average monthly base salary	Average monthly compensation
Managers	24,547.97	38,765.25
Professional staff	14,218.35	16,148.30
Operational technical staff and office employees	6,528.74	9,695.61

ANNUAL REPORT AND FORM 20-F | 2025	150

Program for Sharing in Profit, Results, and Productivity

CEMIG has a program for sharing profits and results with employees in accordance with applicable Brazilian employment legislation. Profits are distributed only if, in aggregate, at least 70% of the targets and 70% of the net income forecast in the budget are achieved, after relative weighting for each of the corporate and operational indicators.

In 2025 the collective agreement for distribution of profits or results established a maximum payment by multiple salaries, covering in the program all its employees, including managerial positions. To qualify to receive this portion, CEMIG monitors and calculates a basket of corporate indicators and specific indicators for each area, linked to the challenges of the business and the economic and financial sustainability of the Company.

The calculation of the profit-sharing distribution will be based on the Result of Indicators, and the payment will be made 100% in proportion to the individual remuneration of each employee among all the employees represented by the signatory entities of the referred agreement.

The basket of indicators for 2025 contains 6 corporate indicators and 3 to 5 specific indicators, according to the specificities of each area.

Benefits

CEMIG provides its employees a range of benefits, such as reimbursement of disability-related expenses of employees and/or their dependents, funeral assistance in the event of death of an employee or of his or her direct dependents, and payment of part of the employee’s contribution to the complementary pension plan. In 2025, a total of R$203 million was paid in employee benefits, comprising R$92 million in contributions to the pension plan and R$111 million in assistance benefits.

Voluntary Dismissal Programs

In April 2025, the Company approved the Voluntary Dismissal Program for 2025 (‘2025 PDVP’). All the employees were eligible to join the program.

The program has provided the payment of severance funds: amounts proportional to the balance of monthly remuneration, vacation, vacation gratuity, special gratification and 13th salary. In order to make the program more attractive, the Company awarded an additional award as shown in the table below:

Years at CEMIG	Multiple each year
1 to 29	10% of monthly remuneration for each year of work, limited to R$ 100,000
Greater than or equal to 30	Fixed amount of 3 monthly remunerations, limited to R$ 100,000

In this Program, the employment contract was terminated by dismissal "Without Just Cause", pursuant to Articles 477 and 487 of the Consolidation of Labor Laws. That is, there was payment of the Employee’s Severance Guarantee Fund of Brazil (Fundo de Garantia por Tempo de Serviço, or ‘FGTS’), severance fine and the indemnified prior notice.

The Program has reached 118 employees and the Company expects to save R$34 million per year.

ANNUAL REPORT AND FORM 20-F | 2025	151

Health and Safety

As the result of CEMIG’s various initiatives and programs aimed at promoting health and safety at work, accident indicators have shown a significant reduction in recent years.

The corporate indicator Frequency Rate of Work-Related Injuries with Absence (TFA) for the workforce reached 0.94 accidents per million hours worked in December 2025, representing one of the Company’s best results in the past eight years. This performance reflects a 2.08% decrease compared to the rate recorded in 2024 (0.96), and a 13.72% reduction compared to 2023 (1.13). In addition, the 2025 TFA closed 2.08% below the limit of 0.96 established by the Company for the year.

In 2025 the Company’s simultaneously active workforce grew by 4.07% compared to 2024, driven by the start of the Distribution Development Plan (DDP) cycle. The peak number of employees working simultaneously in 2025 reached 35,231, compared to 33,852 in 2024.

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

Item 7. Major shareholders and related party transactions

A.                Major Shareholders

On March 31, 2026, the government of the State of Minas Gerais was the holder, directly and indirectly of 487,540,664 common shares, or 50.97% of CEMIG’s shares carrying the right to vote. As of the same date, FIA Dinâmica Energia, our second largest shareholder, held 313,988,379 common shares, or 32.82% of that class of shares, and 169,234,680 preferred shares, or 8.88% of that class of shares.

The table below provides information about ownership of the common and preferred shares in CEMIG as of March 31, 2026:

Shareholder	Common Shares	% of the Class	Preferred Shares	% of the Class
Minas Gerais State Government (1)	487,540,664	50.97%	22,210	0.00%
FIA Dinâmica Energia Fund	313,988,379	32.82%	169,234,680	8.88%
BNDES Participações S/A – BNDESPar	106,610,119	11.14%	-	0.00%
BlackRock	-	0.00%	190,624,959	10.01%
Total of all members of Board of Directors, Executive Board and Fiscal Council	19,429	0.00%	45,294	0.00%
Pzena Investment Management	-	0.00%	95,239,166	5.00%
Others	48,443,188	5.06%	1,448,913,795	76.05%
Total shares	956,601,779	100.00%	1,904,080,104	99.94%
Shares in treasury	132	0.00%	1,099,880	0.06%
Total shares issued	956,601,911	100.00%	1,905,179,984	100.00%

(1)            The shares attributed in this line to the State of Minas Gerais include shares held by Minas Gerais Participações S.A., a Brazilian stock company (‘sociedade por ações’), and other agencies of the State government and companies controlled by the State of Minas Gerais.

ANNUAL REPORT AND FORM 20-F | 2025	152

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

As of January 31, 2026, CEMIG had 1 registered holder of common shares represented by ADRs who were registered in the United States, holding a total of 1,171,929 common shares; and 11 registered holders of preferred shares represented by ADRs who were registered in the United States, holding a total of 209,136,671 preferred shares.

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

On April 10, 2023, BlackRock, Inc. (BlackRock) notified us that on April 4, 2023, it increased its holding of shares of CEMIG to 10.015% of the Company's total capital.  On August 16, 2023, BlackRock notified us it has decreased its holding of shares of CEMIG to 9.88% of the Company's total capital, of which 198,345,419 preferred shares and 19,204,755 American Depositary Receipts (ADRs), representing 19,204,755 preferred shares, totaling 217,550,174 preferred shares, representing 14.84% of the total preferred shares issued by the Company, and 12,662,091 derivative financial instruments referenced to preferred shares with a financial settlement, accounting for approximately 0.86% of the total preferred shares issued by the Company. As of March 31, 2025, Blackrock has not notified us.

We are not aware of any other significant changes in the percentage of shares held by holders of 5% or more of our outstanding voting shares during the past three years.

ANNUAL REPORT AND FORM 20-F | 2025	153

B.                Related Party Transactions

During the regular course of our business, we engage in transactions with related parties, some of which are of a recurring nature. The following summarizes the material transactions we engage in with our principal shareholders and their affiliates.

CEMIG is party to the following transactions with related parties (refer to Note 10 to the consolidated financial statements for more details):

•        Inflation advances against Future Capital Increase (AFAC), which were returned to the State of Minas Gerais. These receivables have a guarantee in the form of CEMIG´s right to retain dividends and Interest on Equity otherwise payable to the State (in proportion to the State’s equity interest in the Company), for as long as any payments are overdue or in default. The balance receivable on December 31, 2025 and 2024 was R$13 million;

•        Agreement signed between the State of Minas Gerais, CEMIG, Alpargatas, Guanhães and CEMIG Distribuição (‘or CEMIG D’). On December 21, 2012, the State of Minas Gerais signed Contract 021/2012 for execution of certain works and services in energy infrastructure in the state of Minas Gerais, and contracted CEMIG for execution of the works. The works were carried out by CEMIG D for the benefit of Alpargatas and Guanhães Energia, but the State of Minas Gerais did not transfer funds to CEMIG within the appropriate time, which resulted in disbursements by CEMIG D, executor of the works, and by Guanhães Energia. CEMIG D disbursed funds for the completion of the works for the benefit of Alpargatas, and Guanhães Energia disbursed funds for the completion of the works that were for its own benefit.

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

The financial details of the agreement are: (i) the first installment will be adjusted by the Amplified Consumer Price Index – IPCA, and then not further adjusted until the 12th installment; (ii) from the 13th to the 36th installment, the amount paid in June 2024 will be adjusted monthly by the IPCA; and (iii) all installments are due on the last business day of the month, starting in July 2024. The balance receivable on December 31, 2025 was R$19 million.

The sale and purchase of energy between generators and distributors are carried out through auctions in the regulated contracting environment organized by the Federal Government; transactions for transport of energy, made by transmission companies, arise from the centralized operation of the National Grid carried out by the National System Operator (ONS).

ANNUAL REPORT AND FORM 20-F | 2025	154

The contracts of Forluz are updated by the Expanded Customer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or ‘IPCA’) calculated by the Brazilian Geography and Statistics Institute (IBGE) plus interest of 6% p.y. and will be amortized up to the business year of 2031 (see Note 15 to the consolidated financial statements);

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

Post-employment obligations relating to the employees’ health and dental plan (CEMIG Saúde). (See Note 18 to the consolidated financial statements).

The relationship between CEMIG and its investees are described in Note 9 – Investments to the consolidated financial statements.

C.                Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.                Consolidated Statements and Other Financial Information

Find our consolidated financial statements, which begin on page F-1 of this document.

Legal and Administrative Proceedings

The Company, in particular CEMIG GT and CEMIG D, are involved in certain legal and administrative proceedings regarding tax, regulatory, customer, administrative, environmental, employment law and other issues, in relation to its business. In accordance with IFRS Accounting Standards, we record and disclose the amounts of the proceedings that we have determined a loss to be ‘probable’ and disclose the amounts of the proceedings in which we have determined a loss to be ‘possible’; to the extent, these amounts can be reasonably estimated. For more information regarding such contingencies, see Note 21 to the consolidated financial statements.

ANNUAL REPORT AND FORM 20-F | 2025	155

Regulatory Matters

CEMIG and CEMIG D are parties in lawsuits arising from clauses of energy supply contracts for public lighting, signed with various municipalities in the concession area. These actions request restitution of a portion of amounts charged in the last 20 years, if the courts recognize that these amounts were unduly charged. The proceedings are based on an alleged mistake by CEMIG in the estimate of time used for the calculation of the consumption of energy by public lighting paid for by the Public Lighting Contribution (Contribuição de Iluminação Pública, or ‘CIP‘). On December 31, 2025, the amount involved in these actions was R$1.8 billion, and the probability of loss were assessed as ‘possible’, since, although the case law is amply in favor of CEMIG, it has not been definitively consolidated.

CEMIG GT filed an application to be included a joint defendant in a lawsuit brought by AES Sul against ANEEL, seeking annulment of ANEEL Dispatch No. 288/2002, which set the guidelines for interpretation of ANEEL Resolution No. 290/2000, and thus changed the condition of AES Sul Distribuidora, from creditor to debtor of the Wholesale Energy Market (Mercado Atacadista de Energia, or ‘MAE’), predecessor of the present CCEE. CEMIG GT obtained an interim decision to suspend the deposit that had been ordered in favor of AES, determined in the process of financial settlement, for the historic amount. The application to be joined as a party was granted and CEMIG GT is a co-litigant with Centrais Elétricas de Santa Catarina S.A. (CELESC) in the principal case (‘Ordinary Action’), resulting in CEMIG GT being able to present petitions and appeals in that action if necessary. A Special Appeal was filed against the decision allowing for CEMIG GT’s joinder before the Superior Court of Justice (Superior Tribunal de Justiça, or ‘STJ’), which awaits judgment. This appeal does not prevent CEMIG GT from acting in the case to which it was admitted. Judgment at first instance was given against said Ordinary Action, and AES filed an appeal, which was granted. The Appeal Court Judgment on the appeal was the subject of a Motion for Clarification by CEMIG GT, on which judgment was given (cognizance taken, and appeal granted in part as to confirm that only ANEEL should bear the costs of loser’s fees). On the merits, an appeal against the non‑unanimous appellate decision was subsequently lodged and granted, resulting in dismissal of AES’s claims. A subsequent motion for clarification is pending decision. On December 31, 2025, the probability of loss were assessed as ‘remote’. Following judgment on the pending motion for clarification, further appeals to the STJ and/or the Federal Supreme Court (STF) may still be available.

Company and its subsidiaries are involved in numerous administrative and judicial proceedings, challenging, principally: (i) tariff charges in invoices for use of the distribution system by a self-producer; (ii) alleged violation of targets for continuity indicators in retail supply of energy; and (iii) the tariff increase made during the federal government’s economic stabilization plan referred to as the ‘Cruzado Plan’, in 1986. On December 31, 2025, the aggregate amount of the contingency is R$1.7 billion, of which R$47 million has been recorded as provision – the amount estimated as probably necessary for settlement of these disputes.

Tax and Similar Charges

CEMIG, CEMIG GT and CEMIG D are parties in various legal actions disputing the applicability of the Urban Land Tax (Imposto Territorial Urbano, or ‘IPTU’), on Real estate properties designed for public service concessions. This is a matter on which case law has not been established by the higher courts. As of December 31, 2025, the amount involved in these actions for which probability of loss were assessed as ‘probable’ totaled R$3 million and the proceedings in which the probability of loss were assessed ‘possible’ totaled R$209 million.

ANNUAL REPORT AND FORM 20-F | 2025	156

In 2006, CEMIG, CEMIG GT and CEMIG D advanced funds to some of their employees in exchange for their rights to future payments, referred to as the ‘Anuênio.’ No income tax or social security contributions were collected in connection with those payments, since it is our opinion that they are not applicable The Brazilian Federal Revenue Service, however, initiated an administrative proceeding seeking to levy taxes on such payments. In order to avoid the risk of imposition of penalties, we filed two writs for mandamus, which were decided unfavorably to us in the lower court. We have appealed before the Court of Appeals on whether the income tax is applicable. The Court judged the appeal unfavorably. We have appealed the decision to the Superior Court (Superior Tribunal de Justiça, or ‘STJ’) and are awaiting judgment in relation to Income Tax, specifically whether the collection is correct. Regarding the social security contributions, the Federal Regional Court (Tribunal Regional Federal, or ‘TRF’) ruled against the Company. We appealed to the Superior Courts, which decided unfavorably to the Company, ending the legal discussion on the amounts owed and relating to social security contributions. The amounts deposited in court were converted into income in favor of the Federal Union, ending the process. On December 31, 2025, the amount involved in these actions was R$350 million, in which we have assessed the chance of loss as ‘probable’ in the amount of R$350 million, in view of the indemnity nature of the advance payments made to the employees and the absence of specific case law in Superior Court of Justice (Superior Tribunal de Justiça, or ‘STJ’) and the TRF of the First Region (TRF6). We emphasize that, in relation to Income Tax, both the STJ and the TRF of the First Region adopt the position that there is no tax levied on payments arising from the suppression of employees’ collective bargaining rights when agreed through a collective agreement, since such amounts are considered as being of an indemnity nature.

INSS initiated an administrative proceeding against CEMIG in 2006 alleging non-payment of the social security contribution on the amounts paid to our employees and directors as profit-sharing in the period 1998 to 2004. In 2007, we filed a writ of mandamus seeking declaration that such profit-sharing payments were not subject to social security contributions. We received a partial favorable decision in 2008, which declared non-applicability of the contribution of social security on the profit-sharing amounts paid for employees, and its applicability on the profit-sharing amounts paid to directors. We have appealed the decision and, on August 23, 2019, the TRF of the 1st Region issued a ruling giving partial approval to declare the decay of tax credits related to taxable events that occurred up to August 2001 but denying the other requests. As a result of this decision, we started a new judicial discussion with the objective of producing proof. On December 31, 2025, the amount involved in this action was assessed as R$269 million, and we have assessed the chance of loss as ‘probable’.

The Brazilian Federal Tax Authority (‘Secretaria da Receita Federal’) has brought, in addition to the process mentioned above, other administrative proceedings against CEMIG, CEMIG GT, CEMIG D and Rosal Energia S.A., in relation to Social Security contributions under various headings: employee profit sharing, the Workers’ Food Program (Programa de Alimentação do Trabalhador, or ‘PAT’), the education support contribution (‘auxílio-educação’), time-of-service bonuses, Special Additional Retirement payments, taxes under suspended enforcement, overtime payments, hazardous occupation payments, matters related to Sest/Senat (transport workers’ support programs), donations, sponsorships, and fines for non-compliance with accessory obligations. We have presented defenses and wait for judgment. As of December 31, 2025, the amount involved in these actions was R$2 billion. As a result of the decision by the TRF of the 1st Region mentioned above, the amounts for which probability of loss were assessed as ‘probable’ totaled R$742 million and the proceedings in which the probability of loss were assessed ‘possible’ totaled R$1.2 billion.

ANNUAL REPORT AND FORM 20-F | 2025	157

CEMIG, CEMIG GT, CEMIG D and Sá Carvalho S.A. are parties in administrative and judicial proceedings in relation to Corporate Income Tax (IRPJ) and the Social Contribution on Net income (CSLL). As of December 31, 2025, the amount involved in these proceedings were assessed as R$570 million, and the probability of loss assessed as ‘possible’. The infringement notices for the Social Contribution (CSLL) tax are due in particular to the companies having excluded from their declared basis of calculation for this tax, amounts relating to: (i) cultural and artistic donations and sponsorship; (ii)  payments of punitive fines; (iii) taxes with liability suspended; and (iv) expenses on amortization of goodwill, since there is no provision in law that supports taxation of amounts reported under this heading. Tax assessments concerning the collection of CSLL (Social Contribution on Net Profit) related to expenses on technological innovation (Lei do Bem - Law No. 11,196/2005) depend on a statement from the Ministry of Science, Technology and Innovation (MCTI) to be considered. In the 2010 and 2011 assessments, we obtained a favorable opinion and the tax credit was extinguished. Regarding the 2012 assessment, there has not yet been a statement from the MCTI, which is why the judgment remains suspended.

The Federal Tax Authority issued an infringement notice on Parati – Participações em Ativos de Energia Elétrica (Parati), a CEMIG affiliated company, and as a jointly responsible party, on CEMIG, in relation to the Withholding Income Tax (Imposto de Renda Retido na Fonte, or ‘IRRF’) allegedly applicable to capital gains arising from the disposal of assets or rights in Brazil by a non-resident, on the basis of allegedly being the legal entity responsible for the withholding and payment of the tax. The transaction in question was in regard to the purchase by Parati, and sale by Enlighted, on July 7, 2011, of 100% interest in Lepsa LLC (a company headquartered in Delaware, USA). Lepsa LLC was also the owner of 75% of the quotas of Luce Brasil Fundo de Investimento em Participações (FIP Luce), which in turn was the indirect holder, through Luce Empreendimentos e Participações S.A., of 13.03% of the total and voting share of Light (Light, which has only issued common shares). After certain transactions, Parati became the direct holder of 100% of the shares of Luce Empreendimentos e Participações S.A. (LEPSA), which in turn was the holder of 13.03% of the voting share and total share capital of Light. After successive corporate transactions, Parati was merged into CEMIG and, consequently, succeeded in this process. On May 2, 2016, the Delegated Judgment office of the Federal Tax Authority decided on the challenge presented by Parati and CEMIG: it maintained the posting of the tax credit against Parati, and in relation to CEMIG, it upheld the principle of joint liability. The companies then appealed, and the Voluntary Appeal is pending judgment by CARF. As of December 31, 2025, the amount claimed in this case totaled R$307 million and the chance of loss was assessed as ‘possible’, mainly due to the matters of fact: (i) on the question of simulation, the condition in this specific case is more favorable than that in the precedents that are found in the case law. If the allegation of simulation is overturned, we believe that there will be no legal case for the demand for payment; (ii) on the merit, because this is a very specific transaction, there are no similar precedents; and (iii) with regards to the fine, the same arguments hold as to the singular nature of this specific case.

CEMIG and its wholly owned subsidiaries, especially CEMIG GT and CEMIG D, are parties in various court and administrative proceedings dealing with offsetting of credits arising from tax losses in corporate income tax returns, and payments made in excess, identified by Federal Revenue Payment or Credit Receipts, involving corporate income tax, the Social Contribution on net income and the PIS and Cofins taxes. The companies are contesting the non-ratification by the authorities of these offsetting and attempts by the federal tax authorities to recover the amounts of these taxes to be compensated. On December 31, 2025, the amount involved in these for which the probability of loss was assessed as ‘possible’ totaled R$191 million. CEMIG and its subsidiaries are involved in numerous administrative and judicial claims actions relating to taxes, including, among other matters, subjects relating to the Rural Property Tax (ITR); the Tax on Donations and Legacies (ITCD); the Social Integration Program (Programa de Integração Social, or ‘PIS’); the Contribution to Finance Social Security (Contribuição para o Financiamento da Seguridade Social, or ‘Cofins’); Corporate Income tax (‘Imposto de Renda Pessoa Jurídica’, or ‘IRPJ’); the Social Contribution (Contribuição Social sobre o Lucro Líquido, or ‘CSLL’); and motions to tax enforcement. As of December 31, 2025, the amount involved in these actions for which probability of loss were assessed as ‘probable’ totaled R$8 million and the proceedings in which the probability of loss were assessed ‘possible’ totaled R$734 million.

ANNUAL REPORT AND FORM 20-F | 2025	158

ICMS (local state value added tax)

From December 2019 to December 2021 the Tax Authority of Minas Gerais State issued six infraction notices against the subsidiary Gasmig totaling R$357 million, relating to the reduction of the ICMS tax base on the sale of natural gas to its customers between December 1, 2014, and September 30, 2021, alleging a divergence between the form of calculation used by Gasmig and the opinion of that tax authority. The notices consist of R$124 million in principal, R$201 million in fines, and R$32 million in interest. In July 2021, Gasmig filed a lawsuit to annul the tax debt against the State of Minas Gerais.

Considering that the State of Minas Gerais, over more than 25 years, has not objected to the Company's calculation methodology, the administrators, together with legal advisors, believe that it is possible to defend the application of article 100, III of the National Tax Code, which eliminates the collection of penalties and interest, and that the contingency of loss linked to these amounts is remote. Regarding the discussion about the difference between the ICMS value calculated by Gasmig and the interpretation of the state tax authorities, in December 31, 2025, the initial arguments were deemed valid, which is why the risk was reclassified as ‘remote’.

Contracts

CEMIG D is a party in court disputes involving claims for rebalancing of contracts to implement part of the rural electrification program known as Luz Para Todos (‘Light for All’). As of December 31, 2025, the amount involved in these actions was R$ 3 million and the probability of loss was assessed as ‘possible’.

Employment Law Obligations

CEMIG, CEMIG GT and CEMIG D are parties in various labor claims filed by their employees and by employees of companies that provide them with services. Most of these claims relate to overtime and additional pay, severance payments, various benefits, salary adjustments and the effects of such matters on a supplementary retirement plan, and the use of outsourced labor. Under Brazilian employment laws, claimants may file claims for any unpaid amounts to which they are entitled within two years from the termination of the employment contract, and such rights are limited to a period of five years prior to the filing of the claim. On December 31, 2025, the value of the claims for which the probability of loss had been assessed as ‘probable’ was R$515 million; for those with probability of loss assessed as ‘possible’ the amount was R$1.3 billion.

Environmental Issues

CEMIG, CEMIG GT and CEMIG D are party to several other administrative and judicial proceedings and claims involving environmental matters, regarding certain protected areas, environmental licenses and remediation of environmental damages, among others. On December 31, 2025, the amount for which probability of loss were assessed as ‘probable’ was R$3 million and the proceedings in which the probability of loss were assessed ‘possible’ totaled R$150 million.

ANNUAL REPORT AND FORM 20-F | 2025	159

Property and Liability

CEMIG, CEMIG GT and CEMIG D are party in several legal proceedings, as plaintiffs and defendants mainly related to possession and ownership and to indemnity arising from accidents taking place in the ordinary course of the business. On December 31, 2025, the amount for which probability of loss were assessed as ‘probable’ was R$55 million and the total of proceedings in which probability of losses were assessed as ‘possible’ was R$747 million.

Specifically in civil lawsuits, involving land lawsuits, on December 31, 2025, the amount for which probability of loss is classified as ‘probable’ is R$71 million, and the total of lawsuits for which probability of loss is classified as ‘possible’ is of R$1.7 billion.

Other proceedings

Company and its subsidiaries are involved as plaintiff or defendant, in other less significant claims, related to the normal course of their operations including: provision of cleaning service in power line pathways and firebreaks, indemnities for rescission of contracts, on a lesser scale, and disputes alleging losses suffered because of supposed breaches of contract at the time of provision of services of cleaning of power line pathways and firebreaks. As of December 31, 2025, the amount involved in these actions for which probability of loss were assessed as ‘possible’ totaled R$1.2 billion and the proceedings in which the probability of loss were assessed ‘probable’ totaled R$22 million.

Customer’s claims

Company and its subsidiaries are involved in various civil actions relating to indemnity for moral injury and for material damages, arising, principally, from allegations of irregularity in measurement of consumption, and claims of undue charging, in the normal course of business. As of December 31, 2025, the amount involved in these actions for which probability of loss were assessed as ‘possible’ totaled R$1.1 billion and the proceedings in which the probability of loss were assessed ‘probable’ totaled R$210 million.

ANNUAL REPORT AND FORM 20-F | 2025	160

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

At the Annual General Meeting (AGM), held on April 30, 2025, we declared payment of dividends for the 2024 fiscal year in the amount of R$1,885 million, to holders whose names were on the Company's Nominal Shares Registry on the date of the AGM. The dividends were paid in two installments, the first on June 30, 2025 and the second on December 30, 2025.

On March 19, 2026, the Board of Directors proposed to the Annual General Meeting (AGM), to be held on April 30, 2026, the payment of dividends for the 2025 fiscal year in the amount of R$676 million, to holders whose names were on the Company's Nominal Shares Registry on the date of the AGM. The payment of dividends will be paid in two installments, the first by June 30, 2026 and the second by December 30, 2026.

ANNUAL REPORT AND FORM 20-F | 2025	161

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

•         50.0% of earnings reserves and retained earnings.

ANNUAL REPORT AND FORM 20-F | 2025	162

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

ANNUAL REPORT AND FORM 20-F | 2025	163

Declaration History of Dividends and Interest on Capital (1)

Dividend Year	Common Shares		Preferred Shares
	(in millions of R$) (2)	(in millions of US$) (3)	(in millions of R$) (2)	(in millions of US$) (3)
2023 (4)	867	179	1,725	356
2024 (5)	1,723	279	3,431	553
2025 (6)	1,175	214	2,339	425

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

(4)      On March 22, 2023, the Company declared payment of Interest on Capital in the amount of R$424 million, on account of the amount of the minimum mandatory dividend for 2023, and payable to shareholders whose names were on the Company’s Nominal Share Registry on March 27, 2023. This amount will be paid in two installments, the first by June 30, 2024 and the second by December 30, 2024. On June 20, 2023, the Company declared payment of Interest on Capital in the amount of R$427 million, on account of the amount of the minimum mandatory dividend for 2023, and payable to shareholders whose names were on the Company’s Nominal Share Registry on June 23, 2023. This amount will be paid in two installments, the first by June 30, 2024 and the second by December 30, 2024. On September 20, 2023, the Company declared payment of Interest on Capital in the amount of R$418 million, on account of the amount of the minimum mandatory dividend for 2023, and payable to shareholders whose names were on the Company’s Nominal Share Registry on September 25, 2023. This amount will be paid in two installments, the first by June 30, 2024 and the second by December 30, 2024. On December 14, 2023, the Company declared payment of Interest on Capital in the amount of R$1,323 million, on account of the amount of the minimum mandatory dividend for 2023, and payable to shareholders whose names were on the Company’s Nominal Share Registry on December 21, 2023. This amount will be paid in two installments, the first by June 30, 2024 and the second by December 30, 2024.

(5)      On March 21, 2024, the Company declared payment of Interest on Capital in the amount of R$386 million, on account of the amount of the minimum mandatory dividend for 2024, and payable to shareholders whose names were on the Company’s Nominal Share Registry on March 26, 2024. This amount will be paid in two installments, the first by June 30, 2025 and the second by December 30, 2025. On June 18, 2024, the Company declared payment of Interest on Capital in the amount of R$430 million, on account of the amount of the minimum mandatory dividend for 2024, and payable to shareholders whose names were on the Company’s Nominal Share Registry on June 21, 2024. This amount will be paid in two installments, the first by June 30, 2025 and the second by December 30, 2025. On August 13, 2024 the Company declared payment of Dividends in the amount of R$1,420 million, using the Special Reserve for undistributed mandatory dividends, and payable to shareholders whose names were on the Company’s Nominal Share Registry on August 23, 2024. This amount was paid on August 30, 2024. On September 17, 2024, the Company declared payment of Interest on Capital in the amount of R$473 million, on account of the amount of the minimum mandatory dividend for 2024, and payable to shareholders whose names were on the Company’s Nominal Share Registry on September 23, 2024. This amount will be paid in two installments, the first by June 30, 2025 and the second by December 30, 2025. On December 17, 2024, the Company declared payment of Interest on Capital in the amount of R$560 million, on account of the amount of the minimum mandatory dividend for 2024, and payable to shareholders whose names were on the Company’s Nominal Share Registry on December 23, 2024. This amount will be paid in two installments, the first by June 30, 2025 and the second by December 30, 2025. On April 30, 2025, the Company declared payment of Interest on Capital in the amount of R$1.885 million, on account of the amount of the minimum mandatory dividend for 2024, and payable to shareholders whose names were on the Company’s Nominal Share Registry on April 30, 2025. This amount will be paid in two installments, the first by June 30, 2025 and the second by December 30, 2025.

(6)    On March 20, 2025, the Company declared payment of Interest on Capital in the amount of R$541 million, on account of the amount of the minimum mandatory dividend for 2025, and payable to shareholders whose names were on the Company’s Nominal Share Registry on March 25, 2025. This amount will be paid in two installments, the first by June 30, 2026 and the second by December 30, 2026. On June 17, 2025, the Company declared payment of Interest on Capital in the amount of R$597 million, on account of the amount of the minimum mandatory dividend for 2025, and payable to shareholders whose names were on the Company’s Nominal Share Registry on June 23, 2025. This amount will be paid in two installments, the first by June 30, 2026 and the second by December 30, 2026. On September 23, 2025, the Company declared payment of Interest on Capital in the amount of R$605 million, on account of the amount of the minimum mandatory dividend for 2025, and payable to shareholders whose names were on the Company’s Nominal Share Registry on September 29, 2025. This amount will be paid in two installments, the first by June 30, 2026 and the second by December 30, 2026. On December 17, 2025, the Company declared payment of dividends in the amount of R$417 million, using the Retained Earnings Reserve, and payable to shareholders whose names were on the Company’s Nominal Share Registry on December 22, 2025. This amount was paid on December 30, 2025. On December 18, 2025, the Company declared payment of Interest on Capital in the amount of R$677 million, on account of the amount of the minimum mandatory dividend for 2025, and payable to shareholders whose names were on the Company’s Nominal Share Registry on December 23, 2025. This amount will be paid in two installments, the first by June 30, 2026 and the second by December 30, 2026. On April 30, 2026, the Company is expected to declare payment of dividends in the amount of R$676 million, on account of the amount of the minimum mandatory dividend for 2025, and payable to shareholders whose names will be on the Company’s Nominal Share Registry on April 30, 2026. This amount will be paid in two installments, the first by June 30, 2026 and the second by December 30, 2026.

B.                Significant Changes

Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial condition or results of operations since December 31, 2025.

ANNUAL REPORT AND FORM 20-F | 2025	164

Item 9. The Offer and Listing

A.                Offer and Listing Details

For a description of our trading markets, see Item C. Markets, below.

B.                Plan of Distribution

Not applicable.

C.                Markets

The principal trading market for our preferred shares is the Brazilian Stock Exchange (B3). Our Preferred ADSs, each representing one preferred share as of December 31, 2025 have been traded on the NYSE under the symbol ‘CIG’ since September 18, 2001. Prior to that date, our Preferred ADSs were traded in the over the counter, or ‘OTC’, market in the United States. The Preferred ADSs are evidenced by Preferred ADRs issued by Citibank, N.A., as depositary, pursuant to a Second Amended and Restated Deposit Agreement, dated August 10, 2001, as amended on June 11, 2007 and on September 11, 2012 and on April 15, 2022 by and among the Company, the depositary and the holders and beneficial owners of Preferred ADSs evidenced by Preferred ADRs issued thereunder. As of January 1, 2026, there were 209,136,671 Preferred ADSs outstanding (each representing one preferred share), representing 10.98% of our 1,905,179,984 preferred shares.

The principal trading market for our common shares is the B3. Our Common ADSs, each representing one common share as of December 31, 2025 have been traded on the NYSE under the symbol ‘CIG.C’ since June 12, 2007, when we established an American Depositary Shares program for our common shares. The Common ADSs are evidenced by Common ADRs issued by Citibank, N.A., as depositary, pursuant to a Deposit Agreement, dated June 12, 2007, as amended on April 15, 2022, by and among Company, the depositary and the holders and beneficial owners of Common ADSs evidenced by Common ADRs issued thereunder. As of January 1, 2026, there were 1,157,129 Common ADSs outstanding (each representing one common share), representing 0.12% of our 956,601,911 common shares. The following prices are net of earnings, including dividends:

•         As of December 31, 2025, the closing price per preferred share on the B3 was R$10.99 and the closing price per Preferred ADS on the NYSE was US$1.96.

•         As of December 31, 2025, the closing price per common share on the B3 was R$14.49 and the closing price per Common ADS on the NYSE was US$2.60.

ANNUAL REPORT AND FORM 20-F | 2025	165

The following table sets forth the reported high and low dividend-adjusted closing sale prices for our preferred and common stock on the B3 as well as our preferred and common ADSs on the NYSE for the periods indicated.

	Common Shares		Common ADSs		Preferred Shares		Preferred ADS
	Price in Nominal R$		Price in US$		Price in Nominal R$		Price in US$
Year	High	Low	High	Low	High	Low	High	Low
2021	7.42	4.51	2.76	1.73	5.12	3.18	0.94	0.54
2022	10.92	6.41	4.00	2.22	6.37	4.20	1.27	0.77
2023	12.31	8.34	4.40	2.80	7.40	5.23	1.55	1.00
2024	13.90	8.03	3.59	2.13	10.39	6.35	1.83	1.30
2025	17.73	12.34	3.39	2.23	11.59	8.41	2.23	1.39

	Common Shares		Common ADSs		Preferred Shares		Preferred ADS
Quarter	Price in Nominal R$		Price in US$		Price in Nominal R$		Price in US$
2024	High	Low	High	Low	High	Low	High	Low
1 Q	9.66	8.03	3.25	2.59	7.46	6.35	1.52	1.30
2 Q	11.01	8.70	3.59	2.19	8.37	7.28	1.65	1.40
3 Q	12.87	10.00	2.70	2.13	9.81	7.68	1.82	1.40
4 Q	13.90	12.15	2.67	2.13	10.39	9.03	1.83	1.50
2025	High	Low	High	Low	High	Low	High	Low
1 Q	13.97	12.34	2.81	2.23	9.73	8.60	1.76	1.48
2 Q	17.73	12.35	3.31	2.26	10.09	8.41	1.87	1.39
3 Q	14.93	13.37	3.39	2.52	10.70	9.38	2.04	1.70
4 Q	14.71	13.09	2.87	2.35	11.59	9.90	2.23	1.83

	Common Shares		Common ADSs		Preferred Shares		Preferred ADS
	Price in Nominal R$		Price in US$		Price in Nominal R$		Price in US$
Month	High	Low	High	Low	High	Low	High	Low
October 2025	14.01	13.09	2.79	2.47	10.76	9.90	2.04	1.83
November 2025	14.71	13.29	2.87	2.53	11.59	10.35	2.23	1.95
December 2025	14.55	13.33	2.73	2.35	11.09	10.24	2.09	1.88
January 2026	15.38	13.84	3.00	2.59	11.55	10.41	2.19	1.91
February 2026	15.83	14.55	3.11	2.80	12.21	11.02	2.37	2.09
March 2026	16.93	14.64	3.31	2.79	12.67	11.12	2.41	2.08

* Source: Economatica – net earnings prices, including dividends.

ANNUAL REPORT AND FORM 20-F | 2025	166

The table below represents the dividends paid on the common and preferred shares and their respective Common and Preferred ADSs, resulting in an adjustment to the price per share and ADS:

Record of dividends paid on common and preferred shares and Common and Preferred ADSs
Year	Declaration	Record date Brazil	Payment date Brazil	Record date NYSE	Payment date NYSE
2023	6/15/2022	6/24/2022	6/30/2023	6/28/2022	7/10/2023
			12/30/2023		1/8/2024
	9/20/2022	9/23/2022	6/30/2023	10/3/2022	7/10/2023
			12/30/2023		1/8/2024
	12/14/2022	12/27/2022	6/30/2023	12/27/2022	7/10/2023
			12/30/2023		1/8/2024
	12/22/2022	12/27/2022	6/30/2023	1/3/2023	7/10/2023
			12/30/2023		1/8/2024
	4/27/2023	4/27/2023	6/30/2023	1/5/2023	7/10/2023
			12/30/2023		1/8/2024
2024	3/22/2023	3/27/2023	6/30/2024	3/4/2023	6/1/2025
			12/30/2024		8/7/2025
	6/20/2023	6/23/2023	6/30/2024	3/7/2023	8/7/2024
			12/30/2024		6/1/2024
	9/20/2023	9/25/2023	6/30/2024	2/10/2023	8/7/2024
			12/30/2024		6/1/2025
	12/14/2023	12/21/2023	6/30/2024	12/26/2023	8/7/2024
			12/30/2024		6/1/2025
	4/29/2024	4/29/2024	3/30/2024	3/5/2024	8/7/2024
			12/30/2024		6/1/2025
2025	4/30/2025	4/30/2025	6/30/2025	5/12/2025	7/8/2025
			12/30/2025		1/7/2026
	12/17/2024	12/23/2024	6/30/2025	12/30/2024	7/8/2025
			12/30/2025		1/7/2026
	9/17/2024	9/23/2024	6/30/2025	9/30/2024	7/8/2025
			12/30/2025		1/7/2026
	8/13/2024	8/23/2024	8/30/2024	8/6/2024	9/9/2026
	6/18/2024	6/21/2024	6/30/2025	7/1/2024	7/8/2025
			12/30/2025		1/7/2026
	3/21/2024	3/26/2024	6/30/2025	4/1/2024	7/8/2025
			12/30/2025		1/7/2026

Since July 12, 2002, our shares have been traded on the LATIBEX, under the ticker symbol ‘XCMIG,’ The LATIBEX is an electronic trading market created in 1999 by the Madrid Stock Exchange to facilitate the trading market of Latin American Securities in Euros.

On July 8, 2025, CEMIG disclosed a Material Fact informing that the Board of Directors of BME – Bolsa y Mercados Españoles Sistemas de Negociación S.A. approved the request to delist CEMIG’s shares from the Latin American Stock Market (Latibex), effective July 10, 2025 (inclusive).

ANNUAL REPORT AND FORM 20-F | 2025	167

Trading on the B3 S.A. - BRASIL, BOLSA, BALCÃO (B3)

The preferred shares and common shares are traded on the B3, the only Brazilian stock exchange that trades shares. Trading on the B3 is limited to brokerage firms and a limited number of authorized entities. The CVM and B3 have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances.

Trading on the B3 is conducted between 10:00 a.m. and 5:00 p.m. The B3 also permits trading from 5:30 p.m. to 6:00 p.m. during a different trading period called the ‘aftermarket’. Trading during the aftermarket is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers.

Preferred or common shares traded on the B3 are settled within three business days after the trading date. Delivery of and payment for shares is made through the facilities of a separate clearinghouse, which maintains accounts for brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the date of the trade. The clearing house for the B3 is the B3’s clearinghouse and central depository systems, which replaced the former Companhia Brasileira de Liquidação e Custódia (CBLC).

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

B3 settles the sale of shares two business days after they have taken place, without monetary adjustment of the purchase price. The shares are paid for and delivered through a settlement agent affiliated with the B3. The B3 performs multilateral compensation for both the financial obligations and the delivery of shares. According to the B3’s regulations, financial settlement is carried out by the Central Bank’s reserve transfer system. The securities are transferred by the B3’s custody system. Both delivery and payment are final and irrevocable.

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

ANNUAL REPORT AND FORM 20-F | 2025	168

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

•         Include in our by-laws the mandatory provisions required by B3.

ANNUAL REPORT AND FORM 20-F | 2025	169

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

We have the option to request that trading in our securities on the B3 be suspended in anticipation of a material announcement. Trading may also be suspended on the initiative of the B3, or the CVM based on or due to, among other reasons, the belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the stock exchange.

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

ANNUAL REPORT AND FORM 20-F | 2025	170

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

Disclosure Requirements

The CVM Resolution 44 of August 23, 2021, establishes some requirements regarding the disclosure and use of information related to material facts and acts of publicly held companies, including the disclosure of information on the trading and acquisition of securities issued by publicly held companies. Among others, these requirements include provisions that:

•         Establish the concept of material facts that gives rise to reporting requirements. Material facts include decisions made by the controlling shareholders, resolutions of the general meeting of shareholders and of management of the company, or any other facts related to the company’s business (whether occurring within the company or otherwise somehow related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade those securities or to exercise any of those securities’ underlying rights;

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

D.                Selling Shareholders

Not applicable.

E.                Dilution

Not applicable.

F.                 Expenses of the Issue

Not applicable.

ANNUAL REPORT AND FORM 20-F | 2025	171

Item 10. Additional Information

A.                Share Capital

Not applicable.

B.                Memorandum and Articles of Association

By-laws

We are a state-controlled company registered under the laws of Brazil. The registration number (NIRE) given to us by the Board of Trade of Minas Gerais (Junta Comercial do Estado de Minas Gerais, or ‘Jucemg’) is 31300040127. Set forth below is a summary of certain significant provisions of (i) our by-laws, as amended by our Extraordinary General shareholders’ meeting on December 18, 2025 and (ii) Brazilian Corporate Law. The description of our by-laws contained herein does not purport to be complete and is qualified by reference to our by-laws, which have been filed as an exhibit to this annual report.

Objects and purpose

As described in Clause 1 of its by-laws, CEMIG was incorporated with four main objects:

I.              To build, operate and commercialize the output of systems for generation, transmission, distribution and trading, including retail trading, of electricity, and related services.

II.             To operate in the various fields of energy, from whatever source, with a view to economic and commercial operation.

III.           To carry out activities directly or indirectly related to its objects, including distributed generation, distribution and sale of gas, development and commercial operation of telecommunication and information systems, technological research and development, and innovation; and

IV.          To provide consultancy services within its field of operation to companies in and outside Brazil.

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

ANNUAL REPORT AND FORM 20-F | 2025	172

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

General Meetings of Shareholders

The general meetings of shareholders are held for the purposes provided for by law, specifically in the Brazilian Corporate Law. They take place within the first four months following the end of the business year and are called by prior notice of at least 21 days. The Corporate Law also specifies that the following decisions can be made only by the General Meeting of Shareholders:

•         To amend the by-laws.

•         To elect or dismiss, at any time, the members of the company’s management or Fiscal Council or committee, subject to sub-item II of Article 142 of the Corporate Law.

•         Annually, to receive the accounts of management, and to decide on the financial statements presented by them.

•         To authorize issuance of debentures.

•         To suspend exercise of shareholders’ rights.

•         To decide on valuation of goods or assets that a shareholder provides for formation of the share capital.

•         To authorize issuance of ‘founder’s shares’.

•         To decide on transformation, merger, absorption or split of or by the company, its dissolution or liquidation.

•         To elect or dismiss liquidators, and take decisions on their accounts; and

•         To authorize the managers to admit bankruptcy or seek concordats.

ANNUAL REPORT AND FORM 20-F | 2025	173

As a rule, a vote in favor by shareholders representing at least the majority of the common shares in circulation, present in person or represented by holders of power of attorney, at a General Meeting of Shareholders, is required for approving or ratifying any measure proposed. Abstentions are not counted. However, an affirmative vote by shareholders representing a majority of the share capital in circulation is required for decisions which:

•         Create preferred shares or increase an existing class of preferred shares in a manner not proportional in relation to the other classes of shares, unless the measure is specified or authorized by the by-laws.

•         Change any preference, prerogative or condition of redemption or amortization conferred upon one or more classes of preference shares; or create a class with greater prerogatives than those of the existing classes of preferred shares.

•         Reduce the percentage of the obligatory dividends.

•         Make any change to the company’s corporate Objects.

•         Carry out any transaction of absorption or merger of the company with any other company.

•         Carry out a split of part of the company’s assets or liabilities.

•         Approve our participation in a group of companies.

•         Apply for cancellation of the state of liquidation.

•         Approve dissolution of the company.

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

Subject to provisions of the Corporate Law and our by-laws, our Board of Directors may routinely call our General Meetings of Shareholders. General Meetings of Shareholders may also be called:

•         By the Fiscal Council, if the Board of Directors omits to call the General Meeting within one month from the date on which this has been requested of it, in accordance with the applicable law, or a General Meeting at any moment in the event that serious and urgent matters affect our company.

•         By any shareholder, whenever the Board of Directors omits to call the General Meeting of Shareholders within 60 days from the date on which this has been requested of it in accordance with the Brazilian Corporate Law or our by-laws.

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

ANNUAL REPORT AND FORM 20-F | 2025	174

Remote voting procedure

Pursuant to CVM Resolution No. 81, Brazilian publicly-held companies are required to provide a remote voting system (absentee ballot) for Annual General Meetings and for Extraordinary General Meetings convened to elect members of the Board of Directors or the Fiscal Council.

Shareholders may exercise their voting rights by completing a Remote Voting Ballot (Boletim de Voto à Distância, or ‘BVD’), which includes all matters submitted to the shareholders for approval. The BVD may be submitted through the shareholder’s custodian, the bookkeeping agent, or directly to the Company.

The remote voting system is intended to increase shareholder participation in general meetings by facilitating the voting and representation process, as well as reducing the costs associated with attendance and representation. The Company has adopted the remote voting system in accordance with applicable Brazilian regulations.

The Board of Directors

Our by-laws require our Board of Directors to have nine members. One must be appointed Chair of the Board, and one Deputy Chair.

Key functions specific to the Board of Directors include the following:

•         To set the general orientation of the company’s business.

•         To elect, dismiss and evaluate the Executive Officers of the company, in accordance with the applicable legislation, subject to the by-laws.

•         To approve the policy on transactions with the related parties.

•         To decide, upon proposal by the Executive Board, on disposal of, or placement of a charge upon, any of the company’s property, plant or equipment, and on the company giving any guarantee to any third party of which the individual value is equal to 1% or more of the company’s Shareholders’ equity.

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

•         To call the General Meeting of Shareholders.

•         To monitor and inspect the management by the Executive Board: The Board of Directors may, at any time, examine the books and papers of the company, and request information on contracts entered into or in the process of being entered into, and on any other administrative facts or acts which it deems to be of interest to it.

•         To give a prior opinion on the Executive Board’s report of management and accounts of the company.

•         To choose and to dismiss the company’s auditors, from among companies with international reputation that are authorized by the Securities Commission (CVM) to audit listed companies, subject to statement of position by the Fiscal Council.

ANNUAL REPORT AND FORM 20-F | 2025	175

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

•         Upon proposal by the Executive Board, to authorize filing of legal actions, or administrative proceedings, or entering into court or out-of-court settlements, for amounts equal to 1% or more of the company’s Shareholders’ equity.

•         To authorize the issuance of securities in the Brazilian or external market, for raising of funding in the form of non-convertible debentures, promissory notes, commercial papers and other instruments.

•         To approve the Long-term Strategy, the Multi-year Business Plan and the Annual Budget, and alterations and revisions to them.

•         Annually, to set the directives and establish the limits, including financial limits, for spending on personnel, including concession of benefits and collective employment agreements, subject to the competency of the General Meeting of Shareholders and subject to the Annual Budget.

•         To authorize the exercise of the right of preference and rights under shareholders’ agreements or voting agreements in wholly owned or other subsidiaries or affiliates and the consortia in which the company participates, except in the cases of the wholly owned subsidiaries CEMIG Distribuição S.A. and CEMIG Geração e Transmissão S.A., for which the General Meeting of Shareholders has the competency for decision on these matters.

•         To approve participation in the share capital of, and constitution or extinction of, any company, undertaking or consortium.

•         To approve, in accordance with its Internal Regulations, the institution of committees supporting the Board of Directors – the opinions or decisions of which are not a necessary condition for decision on the matters by the Board of Directors.

•         To accompany the activities of internal auditing.

•         To discuss, approve and monitor decisions that involve corporate governance practices, relationship with interested parties, people management policy and code of conduct.

•         To ensure implementation of, and to supervise, the systems for management of risks and internal controls established for the prevention and mitigation of the principal risks to which the company is exposed, including the risks related to safety and security of accounting and financial information and the occurrence of corruption or fraud.

•         To establish an information disclosure policy to mitigate the risk of contradiction between the various areas and the managers of the company.

•         To make statements on any increase in number of the company’s own staff, concession of benefits or advantages, or revision of a salaries and careers plan, including alteration in the amount paid for commissioned posts or free appointments, and compensation of Chief Officers.

•         To appoint, and to dismiss, in both cases with grounds, the head of the Internal Audit Unit, from among the company’ career employees.

•         To elect the members of the Audit Committee, at the first meeting held after the Annual General Meeting, and to dismiss them, at any time, upon vote given with grounds by absolute majority of the members of the Board of Directors.

ANNUAL REPORT AND FORM 20-F | 2025	176

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

Essential Rights

Article 109 of Brazilian Corporate Law provides that a corporation may not deny certain rights to its shareholders under any circumstances. These shareholders’ rights include:

•         The right to have a share of the corporation’s earnings.

•         The right to have a share of the corporation’s assets, in the event of a liquidation of the company.

•         The right to supervise our management according to Brazilian Corporate Law.

•         Preemptive rights to subscribe new shares or securities convertible into shares, except for exceptions provided by Brazilian Corporate Law and our by-laws; and

•         The right to withdraw from the company under certain circumstances provided in Brazilian Corporate Law.

ANNUAL REPORT AND FORM 20-F | 2025	177

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

(3)	To reduce the mandatory distribution of dividends;
(4)	To change the company’s purpose;
(5)	To merge into another company or to consolidate with another company, subject to the conditions set forth in Brazilian Corporate Law;
(6)	To transfer all of our shares to another company in order to make us a wholly owned subsidiary of that company, known as ‘incorporação de ações’;
(7)	To approve acquisition of the control of another company at a price that exceeds certain limits set out in Brazilian Corporate Law;
(8)	To split up, subject to the conditions set forth in Brazilian Corporate Law;
(9)	To transform the company into another type of company;
(10)	To participate in a centralized group of companies, as defined under Brazilian Corporate Law and subject to the conditions set forth therein;

ANNUAL REPORT AND FORM 20-F | 2025	178

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

Rights of Minority Shareholders – Brazilian Corporate Law provides that shareholders owning at least 5% of the capital share of a corporation are afforded the following rights, among others:

The right to require that the books of the corporation be made available for review, whenever there is any indication of an act violating the Brazilian legislation or the company’s by-laws, or whenever these have been violated, or if there are grounds for suspicion that serious irregularities have been committed by the company’s management; the right to require the company’s managers to reveal:

•         The number of securities issued by the company or by subsidiaries, or companies of the same group, that They have acquired or sold, directly or through other people, in the prior business year.

•         Share purchase options that management have contracted or exercised in the prior business year.

•         All benefits or advantages, whether indirect or complementary, that they have received or which they are receiving from the company, or from affiliated or subsidiary companies or companies of the same group.

•         The terms of such employment contracts as have been signed by the company with directors or high-level employees.

•         Any other material acts or facts in relation to the activities of the company.

ANNUAL REPORT AND FORM 20-F | 2025	179

•         The right to require that the members of the Fiscal Council supply information about matters within their sphere of competence.

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

ANNUAL REPORT AND FORM 20-F | 2025	180

Arbitration

Under the Brazilian Corporate Law and its related regulations, litigation between shareholders is subject to the arbitration specified in the by-laws. Under Clause 48 of CEMIG’s by-laws, the company, its shareholders, managers and members of the Fiscal Council undertake to resolve through arbitration, preceded by mediation, before the Market Arbitration Chamber (‘CAM’) of the B3 or the FGV Mediation and Arbitration Chamber, all and any dispute or controversy that may arise between them related to or arising from, in particular, the application, validity, efficacy, interpretation or violation of the provisions contained in the applicable legislation and regulations, the by-laws, any shareholders’ agreements filed at the head office, the rules issued by the Brazilian Securities Commission (‘CVM’), or the other rules applicable to the functioning of the capital markets in general, as well as those contained in the Level 1 Regulations of the B3. Without prejudice to the validity of this arbitration clause, application for urgency measures, before the arbitration tribunal has been constituted, should be remitted to the Judiciary, through the courts of the fore of the district of Belo Horizonte, Minas Gerais.

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

ANNUAL REPORT AND FORM 20-F | 2025	181

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

CEMIG’s Compliance and Anti-Bribery Policy comprises consolidation of the directives that aim to assure the company’s commitment to adoption of a high standard of integrity and compliance with rules and the law, in the conduct of its business. CEMIG’s commitment to the concept and principle of Integrity is one of its Values, approved by the Board of Directors. The following are objectives of CEMIG’s Compliance Policy:

•         To create and maintain an organizational culture that encourages ethical conduct and commitment to best compliance practices, and obedience to internal and external rules (a ‘compliance culture’).

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

ANNUAL REPORT AND FORM 20-F | 2025	182

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

Finally, we highlight that CEMIG is a signatory to the UN Global Compact, of which principle number 10 is: ‘Work against corruption in all its forms, including extortion and bribery’. CEMIG joined the UN Global Compact's 100% Transparency Movement, having met three of the five goals proposed to be achieved by 2030: transparency of the whistleblowing channel; transparency of the governance and compliance structure; integrity in the remuneration of senior management.

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

The Law 4,131/1962 is the main legislation concerning investment of direct foreign capital and foreign direct equity in companies based in Brazil. It is applicable to any amount of capital that enters Brazil in the form of foreign currency, goods, or services. Foreign investment portfolios are regulated by CMN Resolution 4,373/2014, and CVM Resolution 13/2020, as amended, which regulates the filing of transactions and disclosure of information by foreign investors, all reflecting the provisions of CMN Resolution 4,373/2014.

ANNUAL REPORT AND FORM 20-F | 2025	183

Foreign investors investing in the Brazilian capital markets must comply with the applicable regulations governing foreign portfolio investments, including CMN Resolution No. 4,373/2014 and applicable regulations issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM), including CVM Resolution No. 13/2020, as amended.

In accordance with CMN Resolution No. 4,373/2014, a foreign investor includes individuals, legal entities, investment funds and other collective investment entities domiciled or headquartered abroad.

In order to invest under the CMN Resolution No. 4,373/2014 regime (a “4,373 Investor”), a foreign investor must

•         Appoint at least one representative in Brazil, with powers to perform actions relating to its investment.

•         Appoint an authorized custodian in Brazil for its investments, which must be a financial institution or entity duly authorized by the Central Bank or CVM.

•         Appoint a tax representative in Brazil.

•         Through its representative in Brazil, register itself as a foreign investor with the CVM.

•         Through its representative in Brazil, register its foreign investment with the Central Bank; and

•         Be registered with the Federal Tax Authority (Secretaria da Receita Federal, or ‘RFB’), pursuant to RFB Normative Instruction 1,634/2016, enacted on May 6, 2016, and RFB Normative Instruction 1,548/2015, enacted on February 13, 2015.

Investments in the preferred shares through the holding of Preferred ADSs, or in the common shares through the holding of Common ADSs, must be made pursuant to CMN Resolution 4,373 enacted on September 29, 2014. Direct investments in the preferred shares upon the cancellation of the Preferred ADSs, or in the common shares upon the cancellation of the Common ADSs, may be held by foreign investors under Law 4,131 of September 3, 1962 or CMN Resolution 4,373 enacted on September 29, 2014, both of which effectively allow registered foreign investors to invest substantially in any capital market instrument in Brazil and extend a favorable tax treatment to all foreign investors registered and qualified under CMN Resolution 4,373, who are not resident in a tax haven, as defined by Brazilian tax laws.

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

In the event that a holder of Preferred ADSs exchanges such Preferred ADSs for preferred shares, or a holder of Common ADSs exchanges such Common ADSs for common shares, such investment will need to be registered with the Central Bank, according to Resolution 4,373. Thereafter, the holder may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, the preferred shares or the common shares, unless the holder is a duly qualified investor under Resolution 4,373 by registering with the CVM and the Central Bank and appointing a representative in Brazil. If not so registered, the holder will be subject to less favorable Brazilian tax treatment than a holder of Preferred ADSs or Common ADSs. Regardless of qualification under Resolution 4,373, residents in tax havens are subject to less favorable tax treatment than other foreign investors. See ‘Taxation – Brazilian Tax Considerations.’

ANNUAL REPORT AND FORM 20-F | 2025	184

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

E.                 Taxation

The following summary contains a description of certain Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of preferred shares, common shares, and Preferred ADSs or Common ADSs by a United States person, as defined in section 7701(a)(30) of the Internal Revenue Code of 1986, or the Code, as amended (which includes, among other things, an individual citizen or resident of the U.S., a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or any political subdivision thereof (including the District of Columbia), an estate the income of which is subject to U.S. federal income taxation regardless of its source, and certain trusts), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase preferred shares, common shares, Preferred ADSs or Common ADSs. In particular, this summary deals only with U.S. holders that will hold preferred shares, common shares, Preferred ADSs or Common ADSs as capital assets and does not address the tax treatment of U.S. holders that own or are treated as owning 10% or more of the total combined voting power of all classes of stock entitled to vote of the company or 10% or more of the total value of shares of all classes of stock of the company or that may be subject to special tax rules, such as banks or other financial institutions, insurance companies, retirement plans, regulated investment companies, real estate investment trusts, dealers in securities or currencies, brokers, traders in securities that elect to mark to market, tax-exempt organizations, persons liable for alternative minimum tax, ‘pass-through entities’ such as partnerships, persons that will hold preferred shares, common shares, Preferred ADSs or Common ADSs as part of a hedging transaction, constructive sale transaction, position in a ‘straddle’ or a ‘conversion transaction’ for tax purposes, controlled foreign corporations or passive foreign invest companies, U.S. expatriates or former long-term residents of the U.S., persons who are required to accelerate the recognition of any item of gross income with respect to the preferred shares, common shares, Preferred ADSs or Common ADSs as a result of such income being recognized on an applicable financial statement, persons who acquired their preferred shares, common shares, Preferred ADSs or Common ADSs pursuant to the exercise of employee share options or otherwise as compensation, and persons that have a ‘functional currency’ other than the U.S. dollar. If an entity treated as a partnership for U.S. federal income tax purposes invests in our preferred shares, common shares, Preferred ADSs or Common ADSs, the U.S. federal income tax considerations relating to such investment will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners relating to the purchase, ownership, and disposition of such shares or ADSs. This summary, as relates to U.S. tax considerations, does not describe any implications under U.S. state or local tax law, non-U.S. tax law, or the federal alternative minimum tax, estate tax or gift tax. U.S. holders should consult their own tax advisors regarding such matters.

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

ANNUAL REPORT AND FORM 20-F | 2025	185

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

ANNUAL REPORT AND FORM 20-F | 2025	186

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

ANNUAL REPORT AND FORM 20-F | 2025	187

Capital gains realized by non-Brazilian holders on the disposal of shares sold on the Brazilian stock exchange (which includes the transactions carried out on the official over-the-counter market) are subject to:

•         Withholding income tax at a zero percent rate, when realized by a non-Brazilian holder that (i) has registered its investment in Brazil whit the Central Bank under the rules of the Brazilian Monetary Council, (CMN) (‘Resolution 4,373 enacted on September 29, 2014’), or a Registered Holder, and (ii) is not a Nil or Low Taxation Jurisdiction Holder.

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

ANNUAL REPORT AND FORM 20-F | 2025	188

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

Taxation of foreign exchange transactions—Brazilian law imposes Financial Transactions Tax (Imposto sobre Operações Financeiras, or ‘IOF’) on foreign exchange transactions (known as the IOF/Câmbio, or ‘FX IOF’), on conversion of Reais into foreign currency or vice-versa. The currently applicable rate of this tax for almost all foreign exchange transactions is 0.38%. However, exchange transactions carried out for the inflow of funds in Brazil for investments in the Brazilian financial and capital market made by a foreign investor (including a Non-Resident Holder, as applicable) are subject to IOF/Exchange at a 0%. The IOF/Exchange rate will also be 0% for the outflow of funds from Brazil related to these types of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market.

Notwithstanding the said rates of the FX IOF tax in effect on the date of publication hereof, the Finance Ministry is authorized by law to increase the rate of this tax up to a maximum of 25% of the value of the transaction, but only for future transactions.

ANNUAL REPORT AND FORM 20-F | 2025	189

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

ANNUAL REPORT AND FORM 20-F | 2025	190

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

ANNUAL REPORT AND FORM 20-F | 2025	191

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

A gain realized by a U.S. holder on a sale, redemption or other taxable disposition of shares or ADSs, including a gain that arises because the U.S. holder’s adjusted tax basis in the shares or ADSs has been reduced because a distribution is treated as a return of capital rather than as a dividend, generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Accordingly, if Brazilian withholding tax or income tax is imposed on the sale, redemption or other disposition of shares or ADSs as described in ‘Taxation – Brazilian Tax Considerations’, such tax generally will not be available as a credit for the U.S. holder against U.S. federal income tax unless the U.S. holder has other income treated as derived from foreign sources, in the appropriate category, for purposes of the foreign tax credit rules.

ANNUAL REPORT AND FORM 20-F | 2025	192

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

ANNUAL REPORT AND FORM 20-F | 2025	193

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

F.                 Dividends and Paying Agents

Not applicable.

G.                Statements by Experts.

Not applicable.

ANNUAL REPORT AND FORM 20-F | 2025	194

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk resulting from energy prices, foreign currency exchange rates and interest rates fluctuations.

Foreign exchange risk

CEMIG D is exposed to foreign exchange risk primarily arising from electricity purchased from the Itaipu hydroelectric plant, which is denominated in U.S. dollars (US$). Differences between the exchange rate established for tariff purposes and the amounts effectively paid by CEMIG D are recovered through annual tariff adjustments, thereby restoring the economic and financial balance of the concession.

In extraordinary circumstances, such as a significant appreciation of the U.S. dollar, the concession agreement includes specific regulatory mechanisms that define how the Brazilian Electricity Regulatory Agency (ANEEL) may act to address the impact on the Company, depending on its materiality, thereby mitigating the associated foreign exchange risk.

In August 2025, Cemig GT entered into an external loan in the amount of US$40 million. As the Company’s functional currency differs from the currency of the loan, a full cross‑currency swap was entered into to mitigate exposure to foreign exchange rate fluctuations. This derivative instrument has been designated as a hedging instrument under hedge accounting and, as of December 31, 2025, had a notional amount of US$40 million, equivalent to approximately R$224 million.

The Company monitors its exposure to foreign exchange risk on an ongoing basis and performs sensitivity analysis to assess the potential impact of changes in exchange rates on its results and cash flows under reasonably possible market scenarios.

ANNUAL REPORT AND FORM 20-F | 2025	195

Energy price risk

The Company is exposed to market risk arising from fluctuations in energy prices, which are influenced by hydrological conditions, supply and demand dynamics, dispatch decisions and regulatory mechanisms within the Brazilian electricity sector. Energy price volatility primarily affects the Company’s activities in the free market (Ambiente de Contratação Livre – ACL) and its settlements in the short-term market.

In regulated activities (Ambiente de Contratação Regulado – ACR), exposure to electricity price fluctuations is substantially mitigated through tariff mechanisms and regulatory pass throughs designed to preserve the economic and financial balance of concession contracts. As a result, changes in energy prices in regulated segments generally affect the timing of cash flow rather than the Company’s operating results.

In the free market and in the short-term market, energy price fluctuations may impact revenues, costs and cash flows depending on the Company’s contracted position, portfolio balance and hydrological conditions. Short-term exposures may arise from differences between contracted and generated volumes, variations in spot market prices and settlement conditions.

The Company manages energy price risk through a combination of long-term contracts, portfolio diversification, monitoring of hydrological and market conditions, and adherence to regulatory mechanisms applicable to its activities. These practices aim to mitigate the effects of energy price volatility on the Company’s results and financial position. However, there can be no assurance that such measures will fully offset the impact of adverse market conditions.

Exposure to differences in energy prices between price areas

The Company is exposed to market risk arising from differences in energy prices among the Brazilian electricity submarkets (North, Northeast, Southeast/Central West and South). The energy price in each price area is determined based on local supply and demand conditions, hydrological scenarios, transmission constraints and dispatch decisions made by the National System Operator (ONS).

Our generation, origination and trading activities may involve power purchase and sale across different price areas. As a result, Cemig may incur losses when the generation is located in a lower price area, while the demand is located in a higher price area, or gains when the opposite occurs. The risk materializes when the pricing embedded in contractual price does not reflect the realized price difference.

Differences between price areas tend to increase during periods of hydrological stress, high volatility in the optimization models used to calculate the spot price (PLD), or constraints on the transmission system that limit the physical flow of energy between regions. These conditions may cause persistent price dispersion among submarkets and increase the Company’s exposure to basis risk.

The Company manages its exposure to price area differences through portfolio diversification, structured operations, continuous monitoring of the energy balance and the market, and risk management considering the limits approved by internal regulations. However, these strategies may not fully mitigate the effects of adverse movements in prices between areas.

ANNUAL REPORT AND FORM 20-F | 2025	196

Significant and sustained adverse deviations in price differences between areas may have a material adverse effect on our results of operations, cash flows and financial condition.

Exchange Rate Risk

CEMIG D is exposed to the risk of an increase in the exchange rate, with an impact on the ‘suppliers’ line item (electricity purchased from Itaipu).

The effect of exchange rate fluctuations associated with the Itaipu power purchase agreement is mitigated through the ‘Compensation Account for Variations in Parcel A Items’ – CVA.

The Company has prepared a sensitivity analysis over the exposed liabilities with respect to the depreciation of the Real against the U.S. dollar, based on a ‘probable’ and an ‘adverse’ scenario.

The table below provides summarized information regarding our exposure to exchange rate risk as of December 31, 2025:

Risk: foreign exchange rate exposure (in millions of reais, except where otherwise indicated)	Base scenario	Probable' scenario US$1 = R$5.65	Adverse scenario US$1 = R$6.28
U.S. dollar
Suppliers (Itaipu Binacional)	(186)	(191)	(212)

Net liabilities exposed	(186)	(191)	(212)
Net effect of exchange rate fluctuation	-	(5)	(26)

Interest Rate Risk

This exposure occurs as a result of net assets indexed to variation in interest rates, as follows:

(in millions of R$)	2025
Assets
Cash equivalents - Cash investments - CDI	1,630
Marketable securities - CDI / SELIC	760
Generation indemnity revenue	997
Restricted cash - CDI	240
CVA and in tariffs - SELIC	1,962
5,589
Liabilities
Loans and debentures - CDI	(7,981)
Sector financial liabilities	-
(7,981)
Net liabilities exposed	(2,392)

ANNUAL REPORT AND FORM 20-F | 2025	197

In relation to the most significant interest rate risk, the Company and its subsidiaries estimate that in a probable scenario the Selic rate will be 12.5% and the TJLP rate will be 8.59% on December 31, 2026. The Company made a sensitivity analysis of the effects on results considering an adverse scenario in relation to the probable scenario, as shown in the table below.

	2025	2026
		Probable' scenario	Adverse scenario
Risk: Increase in Brazilian interest rates	Book value	Selic 12.5%	Selic 16%
(in millions of reais, except where otherwise indicated)		TJLP 8.59%	TJLP 9.57%
Assets
Cash equivalents	1,630	1,833	1,890
Marketable securities	760	855	881
Indemnifiable receivable – Generation (Note 5.2)	997	1,122	1,067
Restricted cash	240	270	278
CVA and Other financial components - SELIC	1,962	2,207	2,276
	5,589	6,287	6,392
Liabilities
Loans and financing (Note 15) - CDI	(7,981)	(8,978)	(9,258)
CVA and Other financial components - SELIC	-	-	-
	(7,981)	(8,978)	(9,258)

Net liabilities exposed	(2,392)	(2,691)	(2,866)
Net effect of fluctuation in interest rates		(299)	(474)

Increase in inflation risk

The Company is exposed to the risk of increase in inflation index on December 31, 2025. A portion of the loans, financing and debentures as well as the pension fund liabilities are adjusted using the IPCA (Expanded National Customer Price). The revenues are also adjusted using the IPCA and IGP-M index, mitigating part of the Company risk exposure.

This table presents the Company’s net exposure to inflation index:

Exposure to increase in inflation (in millions of reais)	2025	2024
Assets
Concession financial assets related to Distribution infrastructure - IPCA (1)	3,929	2,807
Concession Grant Fee - IPCA (Note 9)	3,182	3,098

	7,111	5,905

Liabilities
Loans and debentures - IPCA and IGP-DI	(11,581)	(7,547)
Debt with pension fund (Forluz) - IPCA	-	-
Deficit of pension plan (Forluz) - IPCA	(1,326)	(494)
Leasing liabilities	(417)	(429)

	(13,324)	(8,470)

Net liabilities exposed	(6,213)	(2,565)

(1)      Portion of the concession financial assets relating to the Regulatory Remuneration Base of Assets ratified by the grantor (ANEEL) after the 4th tariff review cycle.

ANNUAL REPORT AND FORM 20-F | 2025	198

In relation to the most significant risk of reduction in inflation index, reflecting the consideration that the Company has more assets than liabilities indexed to inflation indexes, the Company estimates that, in a probable scenario, on December 31, 2025 the IPCA inflation index will be 4.4% and the IGPM inflation index will be 3.77%. The Company has prepared a sensitivity analysis of the effects on its net income arising from reductions in rates in an adverse scenario.

(in millions of reais, except where otherwise indicated)	Dec. 31, 2025	Dec. 31, 2026
		Probable' scenario	Adverse scenario
	Book value	IPCA 4.4%	IPCA 7.03%
		IGPM 3.77%	IGPM 7.28%
Assets
Concession financial assets related to Distribution infrastructure – IPCA	3,826	3,995	4,095
Concession financial assets related to gas distribution infrastructure – IGPM	103	107	110
Concession Grant Fee – IPCA (Note 9)	3,182	3,322	3,406
	7,111	7,424	7,611
Liabilities
Loans, financing and debentures – IPCA and IGP-DI (Note 15)	(11,581)	(12,090)	(12,395)
Deficit of pension plan (Forluz)	(1,326)	(1,384)	(1,419)
Leasing liabilities	(417)	(436)	(447)
	(13,324)	(13,910)	(14,261)
Net liability exposed	(6,213)	(6,486)	(6,650)
Net effect of fluctuation in IPCA and IGP–M indexes		(273)	(437)

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

Short-term investments must comply with investment principles established in the Company’s Cash Investment Policy. These include applying its resources to private credit investment funds, without market risk, and investment of the remainder directly in bank CDs or repo contracts which earn interest at the CDI rate.

In managing cash investments, the Company seeks to obtain profitability through a rigid analysis of financial institutions’ credit risk, applying credit limits for each bank, based on assessments that take into account their ratings, exposures and balance sheet. It also seeks greater returns on investments by strategically investing in securities with longer investment maturities, while bearing in mind the Company’s minimum liquidity control requirements.

ANNUAL REPORT AND FORM 20-F | 2025	199

Any reduction in the Company’s ratings could result in a reduction in its ability to obtain new financing and could also make refinancing of debts not yet due to more difficult or more costly. In this condition, any financing or refinancing of the Company’s debt could have higher interest rates or might require compliance with more onerous covenants, which could additionally cause restrictions on the operations of the business.

The flow of payments of the Company’s obligation to suppliers, debts with the pension fund, Loans and debentures, at floating and fixed rates, including future interest up to contractual maturity dates, is as follows, in millions of reais:

	Up to 1 month		1 to 3 months		3 months to 1 year		1 to 5 years		Over 5 years		Total
	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest
Financial instruments at interest rates:
- Floating rates
Loans and debentures	-	-	-	439	2,687	1,336	5,347	5,740	13,413	4,176	33,138
Onerous concessions	-	-	1	-	3	-	14	-	14	-	32
Deficit of the pension plan (FORLUZ)	9	6	26	18	235	67	450	217	912	166	2,106

	9	6	27	457	2,925	1,403	5,811	5,957	14,339	4,342	35,276

- Fixed rate
Suppliers	1,836	-	583	-	620	-	-	-	-	-	3,039

Total	1,845	6	610	457	3,545	1,403	5,811	5,957	14,339	4,342	38,315

Item 12. Description of Securities Other than Equity Securities

A.                Debt Securities

Not applicable.

B.                Warrants and Rights

Not applicable.

C.                Other Securities

Not applicable.

ANNUAL REPORT AND FORM 20-F | 2025	200

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

We have an agreement with the Depositary to reimburse the Company, up to a limited amount, for certain expenses in connection with our ADR programs, including listing fees, legal and accounting expenses, proxy distribution costs and investor relation related expenses. These reimbursements for the year ended December 31, 2025 totaled a net amount of US$4.6 million, after deduction of applicable U.S. taxes, in the amount of US$2.0 million.

ANNUAL REPORT AND FORM 20-F | 2025	201

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and procedures

(a)              Assessment of Controls and Procedures for Disclosure

Our Executive Board, including our Chief Executive Officer (CEO) and Chief Financial and Investor Relations Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025, and have concluded that these controls and procedures were effective.

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

Our internal control system was designed to provide a reasonable assurance as to the integrity and reliability of the published financial statements. Our internal control over financial reporting includes those policies and procedures that:

I.              Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets.

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

ANNUAL REPORT AND FORM 20-F | 2025	202

Management evaluated internal control over financial reporting under the supervision of our CEO and Chief Financial and Investor Relations Officer, as of December 31, 2025, based on the criteria set forth in the Integrated Internal Control Framework issued by the Committee on Sponsoring Organizations of the Commission Treadway, or COSO (2013). Based on these criteria, our management concluded that, for the year ended December 31, 2025, the internal control system was effective. Our CEO and CFO have certified that, to the best of their knowledge, the financial statements and other financial information included in this Form 20-F fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of and for the periods shown on this Form 20-F.

(c)              Attestation Report of Independent Registered Public Accounting Firm

Our independent auditors audited the effectiveness of our internal control over financial reporting on December 31, 2025, as stated in its opinion, included in this annual report.

(d)              Changes in Internal Control over Financial Reporting

There were no significant changes in our internal control over financial reporting identified in the evaluation for the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ANNUAL REPORT AND FORM 20-F | 2025	203

Item 16C. Principal Accountant Fees and Services

KPMG Auditores Independentes Ltda (PCAOB ID 1124 - São Paulo, SP, Brazil) acted as our independent registered public accounting firm for the fiscal year ended December 31, 2025 and 2024. The total fees for professional services provided by our independent accountants in 2025 and 2024, is R$6,420 thousand and R$10,781 thousand, respectively. The total fees billed for professional services, including out-of-pocket expenses, and a breakdown of these amounts by category of service, as follows:

	(Thousands of Reais)
Year ended December 31	2025	2024

Audit fees	5,540	5,161
Audit-related fees	187	4,974
Tax fees	693	646

Total	6,420	10,781

Audit fees include the audit of our annual consolidated financial statements and internal control over financial reporting, the quarterly reviews of our consolidated interim financial statements, statutory audits of our subsidiaries and certain regulatory audits. Audit-related fees include mainly the agreed upon procedures. Tax fees refers to certain tax compliance services.

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

ANNUAL REPORT AND FORM 20-F | 2025	204

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

For more information on our corporate governance practices, see Item 9. The Offer and Listing Trading Market—Trading on the B3.

ANNUAL REPORT AND FORM 20-F | 2025	205

Section	NYSE Corporate Governance Rule for U.S. Domestic Issuers	Our Approach
303A.01	A listed company must have a majority of independent directors; Controlled companies are not required to comply with this requirement.

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

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ANNUAL REPORT AND FORM 20-F | 2025	206

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

Cybersecurity risk is mapped as one of the Company's top risks and to mitigate it, CEMIG puts into practice processes, policies and tools, including, among others:

•              Information Security Policy: CEMIG has an Information Security Policy (ISP), which defines its security principles and ensures that employees, suppliers and other users follow the security rules.

•              Vulnerability and threat management process: This process monitors the environment to identify existing vulnerabilities and apply necessary fixes. The external environment is also monitored through the “Threat intelligence” service, which seeks to identify possible leaks of credentials or information on the deep web, abuse of the CEMIG brand and other frauds.

•              Network Security: CEMIG is protected by network security solutions, which include web content filter, intrusion prevent system, anti-spam software and next generation firewalls.

•              Training and Awareness Program: The Company has a workforce awareness process that consists of training through its own distance learning platform, UniverCEMIG, to raise information security awareness, promote behavioral change and realize the importance of information security for the Company's workforce. Through the Company's intranet, communication campaigns guide employees on safe use of the internet, prevention of fraud, phishing and scams, in addition to the responsible use of Company assets.

•              DLP (Data Loss Prevention) and electronic information classification tool that monitors and prevents the leakage of personal and confidential data and applies encryption protection to critical documents.

•              Use of multiple factor authentication (MFA) for all VPN connections and access to corporate and operational networks. Additionally, we implemented a virtualized access solution (VDI) for outsourced labor.

•              Phishing attack simulation: Phishing simulation campaigns are carried out with the aim of training employees in identifying threats received by email and reporting suspicious behavior to the cybersecurity area.

ANNUAL REPORT AND FORM 20-F | 2025	207

•              Endpoint Protection: CEMIG implements antivirus (AV) and Endpoint Detection & Response (EDR) solutions on desktops and servers. CEMIG also has next-generation firewalls and intrusion prevention system (IPS).

•              Central Logging Management: CEMIG utilizes a Security Information and Events Management (SIEM) solution that collect, manage and analyze events from many sources and also is connected to other security solutions, which allow security analysts to quickly respond when any suspicious activity is detected.

•              SOC – Security Operation Center: The SOC team performs continuous monitoring of the IT environment through various tools for detecting, identifying, containing and eradicating any threat.

•              Third Parties: CEMIG has a policy that establishes security Information requirements to all suppliers that have rights to access, creation, processing, maintenance, transfer and storage of data outside the Company’s IT environment.

Governance

Our board of directors oversees management’s approach to managing cybersecurity risks as part of its risk management oversight. Our board of directors holds periodic discussions with management regarding our guidelines and policies with respect to cybersecurity risks and receives regular reports from our Vice President of Information Technology – VPI regarding such risks and the steps management has taken to monitor and control any exposure resulting from such risks.

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

The administration of information security, cybersecurity and the execution of internal IT controls are under the responsibility of Mr. Luis Claudio Correa Villani, Vice President of Information Technology – VPI at CEMIG, who is responsible for assessing, identifying, and managing the risks from cybersecurity threats. Mr. Villani has more than 20 years of experience as CIO in several companies in the IT, services and automotive industry. He has specialized knowledge in ITIL, IT service management, IT strategy and Datacenter.

During 2025 and as of the date of this annual report, we have not identified any cybersecurity incidents that have materially affected, or are reasonably likely to materially affect, the Company or our business strategy, results of operations or financial condition.

ANNUAL REPORT AND FORM 20-F | 2025	208

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements”.

Item 18. Financial Statements

Reference is made starting on page F-1 hereof.

The following consolidated financial statements are filed as part of this annual report on Form 20-F:

•         Report of Independent Registered Public Accounting Firm as of December 31, 2025 and 2024 of Consolidated Financial Statements of Companhia Energética de Minas Gerais – CEMIG (PCAOB ID: 1124).

•         Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting of Companhia Energética de Minas Gerais – CEMIG.

•         Audited Consolidated Statement of Financial Position as of December 31, 2025 and 2024.

•         Audited Consolidated Statement of Income for the years ended December 31, 2025, 2024 and 2023.

•         Audited Consolidated Statement of Comprehensive Income for the years ended December 31, 2025, 2024 and 2023.

•         Audited Consolidated Statement of Changes in Equity for the years ended December 31, 2025, 2024 and 2023.

•         Audited Consolidated Statement of Cash Flow for the years ended December 31, 2025, 2024 and 2023.

•         Notes to the Consolidated Financial Statements.

ANNUAL REPORT AND FORM 20-F | 2025	209

Item 19. Exhibits

The following documents are included as exhibits in this annual report:

No.	Description
1	Corporate by-laws of CEMIG, as amended and in effect since December 18, 2025.
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

ANNUAL REPORT AND FORM 20-F | 2025	210

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

4.15	Excerpts from concession contracts for energy generation Nos. 8, 9, 10, 11, 12, 13, 14, 15 and 16 between the Mining and Energy Ministry and CEMIG GT.
8	List of Principal Subsidiaries (incorporated by reference to Exhibit 8 to our Annual Report on Form 20-F filed on May 25, 2005 (File No. 1-15224)).
11.1	Statement of Ethical Principles and Code of Professional Conduct (incorporated by reference to Exhibit 11 to our Form 20-F filed on May 17, 2022 (File No. 1-15224)).
11.2	Policy on the Disclosure of Relevant Information and Trading of Cemig’s Securities (incorporated by reference to Exhibit 11.2 to our Form 20-F filed on May 1, 2025 (File No. 1-15224)).
12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Chief Officer for Finance and Investor Relations Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Chief Executive Officer Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Chief Officer for Finance and Investor Relations Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Policy for the Recovery of Erroneously Awarded Compensation.
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

ANNUAL REPORT AND FORM 20-F | 2025	211

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

April 17, 2026.

By:	/s/ Reynaldo Passanezi Filho
Name: Reynaldo Passanezi Filho
Title: Chief Executive Officer

By:	/s/ Andrea Marques de Almeida
Name: Andrea Marques de Almeida
Title: Chief Officer for Finance and Investor Relations

ANNUAL REPORT AND FORM 20-F | 2025	212

ANNUAL REPORT AND FORM 20-F | 2025	213

ANNUAL REPORT AND FORM 20-F | 2025	214

ANNUAL REPORT AND FORM 20-F | 2025	F-1

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Companhia Energética de Minas Gerais - CEMIG:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Companhia Energética de Minas Gerais - CEMIG and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 17, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

[•]

ANNUAL REPORT AND FORM 20-F | 2025	F-2

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

Investments in the infrastructure of the energy distribution concession

As discussed in notes 5, 6 and 8 to the consolidated financial statements, the Company has R$ 3,826 million, R$ 6,015 million and R$ 15,388 million of concession financial assets, contract assets and intangible assets, respectively, as of December 31, 2025. These assets relate to investments in energy distribution infrastructure made as part of the Company’s energy distribution concession contracts. The Company recognizes expenditures on energy distribution infrastructure as a contract asset during the construction period when the Company believes that the grantor will subsequently accept those expenditures as eligible investments in the expansion of, or for improvements to, the infrastructure. When the infrastructure is brought in to use, the Company derecognizes the related contract asset and recognizes either an intangible asset or both an intangible asset and a financial asset. An intangible asset is recognized for the portion of the investment in infrastructure that is expected to be recovered through the tariffs paid by energy consumers. A financial asset, measured at fair value through profit or loss, is recognized for infrastructure that has an expected useful life (as defined by the grantor) greater than the remaining term of the concession contract and the Company estimates its fair value based on the amount expected to be received from the grantor in relation to that infrastructure at the end of the concession term. Periodically, the grantor assesses the expenditures on infrastructure made by the Company, formalizes its acceptance of those expenditures as investments for expansion / improvement of the infrastructure and determines its value for purposes of the tariff process. Subsequent to initial measurement, the Company estimates the fair value of the concession financial assets by making subjective adjustments to historic information related to the infrastructure – either the historic cost or the value for purposes of the tariff process determined by the grantor.

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

ANNUAL REPORT AND FORM 20-F | 2025	F-3

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s energy distribution concession investments accounting process. This included controls related to the assessment of the eligibility of the expenditures as investments in expansion / improvement of the energy distribution infrastructure and to the estimate of the fair value of the concession financial assets. For a sample of additions to the contract asset and transfer from contract assets to intangible or financial assets that occurred during the year, we evaluated the reasonableness of management’s assessment of their eligibility by considering the regulatory requirements as well as expenditures previously accepted by the grantor as investments in expansion / improvement of the energy distribution infrastructure. We checked the accuracy of the Company’s estimate of the fair value of the concession financial assets related to the energy concession infrastructure using information provided by management, including the historic information related to the infrastructure investments and the adjustments made to these.

Measurement of the obligation for defined benefit pension plans and health plan

As discussed in Note 18 to the consolidated financial statements, the Company has post-employment obligations related to its defined benefit pension plans of R$ 1,803 million, as of December 31, 2025, and settled its post-employment health plan during the year. The measurement of the obligation for the defined benefit pension plans and post-employment health plan is dependent, in part, on the selection of certain actuarial assumptions that require judgment, including: the discount rates; the life expectancy of participants (derived from morality tables); the estimated future salary increases; and the projected real growth of contributions. In addition, the measurement of the effects of the settlement of the post-employment health plan involves management judgment related to the assessment of the remaining obligations of the Company and the remeasurement of the post-employment health plan as of the plan settlement date. The Company hired external actuaries to assist with the process of determining the actuarial assumptions and calculating these post-employment obligations.

We identified the measurement of the post-employment obligations related to the Company’s defined benefit pension plans and the measurement of the settlement of the post-employment health plan as a critical audit matter. Specialized skills and knowledge were required to evaluate the actuarial assumptions, specifically the discount rates, the life expectancy of participants, the estimated future salary increases and the projected real growth of contributions. Additionally, minor changes in the discount rates and the life expectancy of participants could have a significant impact on the measurement of the post-employment obligations.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s post-employment obligation measurement process, including controls related to the development of the actuarial assumptions, including the discount rates, the life expectancy of participants, the estimated future salary increases and the projected real growth of contributions. We assessed the scope of work, independence, competence, professional qualifications and experiences and objectivity of the external actuaries hired to assist with the measurement of the post-employment obligations. We involved actuarial specialists with specialized skills and knowledge, who assisted in evaluating the discount rates, the life expectancy of participants, the estimated future salary increases and the projected real growth of contributions by comparing them to data obtained from external sources. We assessed the agreements that the Company entered into with labor unions that extinguished the defined benefit obligations of the Company’s post-employment health plan and, involved actuarial specialists, who assisted in evaluating the reasonableness and consistency of the assumptions used in calculating the settlement of the post-employment health plan, such as the discount rate and life expectancy, including comparison with data obtained from external sources.

ANNUAL REPORT AND FORM 20-F | 2025	F-4

We have served as the Company’s auditor since 2022.

/s/ KPMG Auditores Independentes Ltda.

Belo Horizonte, Minas Gerais, Brazil

April 17, 2026

ANNUAL REPORT AND FORM 20-F | 2025	F-5

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Companhia Energética de Minas Gerais – CEMIG:

Opinion on Internal Control Over Financial Reporting

We have audited Companhia Energética de Minas Gerais – CEMIG and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated April 17, 2026 expressed an unqualified opinion on those consolidated financial statements.

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

ANNUAL REPORT AND FORM 20-F | 2025	F-6

company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate

/s/ KPMG Auditores Independentes Ltda.

Belo Horizonte, Minas Gerais, Brazil

April 17, 2026

ANNUAL REPORT AND FORM 20-F | 2025	F-7

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2025 and 2024

Assets

(in millions of reais)	Note	2025	2024
CURRENT
Cash and cash equivalents	12	1,902	1,898
Marketable securities	13	760	358
Receivables from customers, traders and concession holders	14	5,795	5,596
Concession financial and sector assets	5	1,675	1,190
Concession contract assets	6	1,115	1,140
Recoverable taxes		580	511
Income tax and social contribution tax recoverable	23.2	397	7
Dividends receivable	10	81	111
Restricted cash	15	240	235
Public lighting contribution		341	296
Refund of tariff subsidy		616	209
Other assets		976	624
		14,478	12,175

Assets classified as held for sale	11.1	-	57

TOTAL CURRENT		14,478	12,232

Marketable securities	13	-	135
Receivables from customers, traders and concession holders	14	312	254
Recoverable taxes		1,557	1,455
Income tax and social contribution tax recoverable	23.2	593	582
Deferred income tax and social contribution tax	23.2	1,853	2,334
Escrow deposits		1,311	1,196
Refund of tariff subsidy		107	-
Accounts receivable from the State of Minas Gerais	10	30	40
Concession financial and sector assets	5	8,395	6,882
Concession contract assets	6	12,081	10,327
Other assets		144	161
Investments – Equity method	9	3,060	3,221
Property, plant and equipment	7	4,191	3,715
Intangible assets	8	18,547	16,806
Leasing – right-of-use assets	16a	369	387
TOTAL NON-CURRENT		52,550	47,495
TOTAL ASSETS		67,028	59,727

The Notes are an integral part of these Consolidated Financial Statements.

ANNUAL REPORT AND FORM 20-F | 2025	F-8

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2025 and 2024

Liabilities and Equity

(in millions of reais)	Note	2025	2024
CURRENT
Suppliers	17	3,039	2,952
Regulatory charges		441	344
Profit sharing		136	111
Taxes payable	23.3	746	725
Income tax and social contribution tax	23.2	133	163
Interest on own equity and dividends payable		2,928	3,611
Loans and debentures	15	3,052	2,877
Payroll and related charges		230	217
Public lighting contribution		543	475
Accounts payable related to energy generated by residential customers	20	1,825	1,251
Post-employment obligations	18	130	233
Compensatory indemnity	18	418	-
Sector financial liabilities	5	-	16
PIS/Pasep and Cofins taxes to be refunded to customers	23.3	341	526
Lease liabilities	16b	89	79
Other liabilities		411	566
TOTAL CURRENT		14,462	14,146

NON-CURRENT
Regulatory charges		148	172
Loans and debentures	15	16,414	9,403
Taxes payable	23.3	492	496
Deferred income tax and social contribution tax	23.2	1,569	1,543
Provisions	21	2,243	1,853
Post-employment obligations	18	1,672	4,073
Compensatory indemnity	18	834	-
PIS/Pasep and Cofins taxes to be refunded to customers	23.3	151	166
Lease liabilities	16b	328	350
Other liabilities		134	143
TOTAL NON-CURRENT		23,985	18,199
TOTAL LIABILITIES		38,447	32,345

EQUITY	4
Share capital		14,309	14,309
Capital reserves		393	393
Profit reserves		14,216	13,575
Other comprehensive income		(342)	(900)
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		28,576	27,377
NON-CONTROLLING INTERESTS		5	5
TOTAL EQUITY		28,581	27,382
TOTAL LIABILITIES AND EQUITY		67,028	59,727

The Notes are an integral part of these Consolidated Financial Statements.

ANNUAL REPORT AND FORM 20-F | 2025	F-9

CONSOLIDATED STATEMENT OF INCOME

For the years ended December 31, 2025, 2024 and 2023

(in millions of reais, except earnings per share)	Note	2025	2024	2023
REVENUE	3.2	42,751	39,820	36,850

COSTS
Cost of energy and gas	3.3a	(23,681)	(21,978)	(19,822)
Infrastructure construction cost	3.3b	(6,103)	(5,002)	(4,072)
Costs of operation	3.3c	(5,730)	(4,684)	(4,572)
		(35,514)	(31,664)	(28,466)

GROSS PROFIT		7,237	8,156	8,384

EXPENSES
Expected credit loss	3.3c	(161)	(175)	(175)
General and administrative expenses	3.3c	(827)	(820)	(707)
Other expenses	3.3c	125	(701)	(1,031)
Other revenues	3.3d	174	3,195	327
		(689)	1,499	(1,586)

Share of profit of equity-accounted investees and joint ventures, net of tax	9	201	224	432
Income before finance income (expenses) and taxes		6,749	9,879	7,230

Finance income	3.4	982	1,430	1,272
Finance expenses	3.4	(2,061)	(1,951)	(1,651)
Net finance expenses		(1,079)	(521)	(379)

Income before income tax and social contribution tax		5,670	9,358	6,851

Current income tax and social contribution tax	23.2	(562)	(1,495)	(943)
Deferred income tax and social contribution tax	23.2	(209)	(744)	(141)
Income tax expense		(771)	(2,239)	(1,084)

NET INCOME FOR THE YEAR		4,899	7,119	5,767
Total of net income for the year attributed to:
Equity holders of the parent		4,897	7,117	5,764
Non-controlling interests		2	2	3
		4,899	7,119	5,767
Basic and diluted earnings per preferred share – R$	3.5	1.73	2.49	2.01
Basic and diluted earnings per common share – R$	3.5	1.73	2.49	2.01

The Notes are an integral part of these Consolidated Financial Statements.

ANNUAL REPORT AND FORM 20-F | 2025	F-10

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the years ended December 31, 2025, 2024 and 2023

(in millions of reais)	2025	2024	2023
NET INCOME FOR THE YEAR	4,899	7,119	5,767
OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss in subsequent periods
Post retirement liabilities – remeasurement of obligations of the defined benefit plans	108	1,159	351
Income tax and social contribution tax on remeasurement of defined benefit plans	(37)	(394)	(119)
Other	-	(1)	-
	71	764	232
Items that are or may be reclassified subsequently to profit or loss
Cash flow hedge	1	-	-
	72	-	-
COMPREHENSIVE INCOME FOR THE YEAR	4,971	7,883	5,999

Total of comprehensive income for the year attributed to:
Equity holders of the parent	4,969	7,881	5,996
Non-controlling interests	2	2	3
	4,971	7,883	5,999

The Notes are an integral part of these Consolidated Financial Statements.

ANNUAL REPORT AND FORM 20-F | 2025	F-11

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended December 31, 2025, 2024 and 2023

(in millions of reais, except where otherwise indicated)	Share capital	Capital reserves	Profit reserves	Other comprehensive income	Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Equity
AS OF DECEMBER 31, 2024	14,309	393	13,575	(900)	-	27,377	5	27,382
Net income for the year	-	-	-	-	4,897	4,897	2	4,899
Other comprehensive income
Adjustment of actuarial liabilities – restatement of obligations of the defined benefit plans, net of taxes	-	-	-	71	-	71	-	71
Cash flow hedge	-	-	-	1	-	1	-	1
Comprehensive income for the year	-	-	-	72	4,897	4,969	2	4,971
Allocation of net income for the year
Realization of PP&E deemed cost	-	-	-	(12)	12	-	-	-
Tax incentives reserve	-	-	79	-	(79)	-	-	-
Legal reserve	-	-	241	-	(241)	-	-	-
Retained earnings reserve	-	-	1,156	-	(1,156)	-	-	-
Interest on equity	-	-	-	-	(2,420)	(2,420)	-	(2,420)
Realization of the unrealized profit reserve	-	-	(835)	-	835	-	-	-
Proposed dividends	-	-	-	-	(1,093)	(1,093)	-	(1,093)
Realization of actuarial liability remeasurement adjustments	-	-	-	498	(755)	(257)	-	(257)
Non-controlling Interests	-	-	-	-	-	-	(2)	(2)
AS OF DECEMBER 31, 2025	14,309	393	14,216	(342)	-	28,576	5	28,581

ANNUAL REPORT AND FORM 20-F | 2025	F-12

(in millions of reais, except where otherwise indicated)	Share capital	Capital reserves	Profit reserves	Other comprehensive income	Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Equity
AS OF DECEMBER 31, 2023	11,007	2,250	13,041	(1,648)	-	24,650	6	24,656
Net income for the year	-	-	-	-	7,117	7,117	2	7,119
Other comprehensive income
Adjustment of actuarial liabilities – restatement of obligations of the defined benefit plans, net of taxes	-	-	-	765	-	765	-	765
Other comprehensive income	-	-	-	(1)	-	(1)	-	(1)
Comprehensive income for the year	-	-	-	764	7,117	7,881	2	7,883
Subscription of capital	3,302	(1,857)	(1,445)	-	-	-	-	-
Allocation of net income for the year
Realization of PP&E deemed cost	-	-	-	(16)	16	-	-	-
Tax incentives reserve	-	-	114	-	(114)	-	-	-
Legal reserve	-	-	350	-	(350)	-	-	-
Retained earnings reserve	-	-	2,935	-	(2,935)	-	-	-
Interest on equity	-	-	-	-	(1,849)	(1,849)	-	(1,849)
Mandatory dividends paid	-	-	(1,420)	-	-	(1,420)	-	(1,420)
Proposed dividends	-	-	-	-	(1,885)	(1,885)	-	(1,885)
Non-controlling Interests	-	-	-	-	-	-	(3)	(3)
AS OF DECEMBER 31, 2024	14,309	393	13,575	(900)	-	27,377	5	27,382

ANNUAL REPORT AND FORM 20-F | 2025	F-13

(in millions of reais, except where otherwise indicated)	Share capital	Capital reserves	Profit reserves	Other comprehensive income	Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Equity
AS OF DECEMBER 31, 2022	11,007	2,250	10,395	(1,874)	-	21,778	6	21,784
Net income for the year	-	-	-	-	5,764	5,764	3	5,767
Other comprehensive income
Adjustment of actuarial liabilities – restatement of obligations of the defined benefit plans, net of taxes	-	-	-	232	-	232	-	232
Other comprehensive income
Comprehensive income for the year	-	-	-	232	5,764	5,996	3	5,999
Allocation of net income for the year
Realization of PP&E deemed cost	-	-	-	(6)	6	-	-	-
Tax incentives reserve	-	-	63	-	(63)	-	-	-
Legal reserve	-	-	288	-	(288)	-	-	-
Retained earnings reserve	-	-	2,295	-	(2,295)	-	-	-
Interest on equity	-	-	-	-	(2,591)	(2,591)	-	(2,591)
Proposed dividends	-	-	-	-	(533)	(533)	-	(533)
Non-controlling Interests	-	-	-	-	-	-	(3)	(3)
AS OF DECEMBER 31, 2023	11,007	2,250	13,041	(1,648)	-	24,650	6	24,656

The Notes are an integral part of these Consolidated Financial Statements.

ANNUAL REPORT AND FORM 20-F | 2025	F-14

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2025, 2024 and 2023

(in millions of reais)	Note	2025	2024	2023
CASH FLOW FROM OPERATIONS
Net income for the year		4,899	7,119	5,767
Adjustments to reconcile net income to net cash flows:
Income tax expense	23.2	772	2,239	1,084
Depreciation and amortization	3.3c	1,533	1,376	1,274
Loss on write-off of net residual value of unrecoverable concession financial assets, concessional contract asset, PP&E and Intangible assets		210	83	97
Refund of tariff subsidy		(935)	-	-
Share of profit of equity-accounted investees and joint ventures, net of tax	9	(201)	(224)	(432)
Remeasuring of concession financial and concession contract assets		(1,161)	(1,206)	(1,246)
Bargain purchase gain		(12)	-	-
Gain on remeasurement of previously held interest		(62)	-	-
Periodic Tariff Review adjustments		-	(1,676)	-
Remeasurement of the Existing System Basic Grid (RBSE)	6	219	-	-
Interest and monetary variation		1,160	428	676
Exchange variation on loans	3.4	2	464	(277)
Reimbursement of PIS/Pasep and Cofins over ICMS credits to customers – Realization	23.3	(209)	(513)	(1,909)
Reversal of amounts to be refunded to customers		-	(411)	-
Gains arising from the sale of PP&E		(29)	(43)	-
Gain on sale of non-current assets held for sale	3.3	(60)	(1,617)	(319)
Transaction costs	15	28	20	14
Expected credit losses	3.3	161	175	175
Provision for contingencies	21	655	(90)	360
Other provisions		-	-	59
Net gain on derivative instruments at fair value through profit or loss		-	(147)	177
CVA (Parcel A items Compensation) Account and Other financial components in tariff adjustments	5	(506)	(423)	213
Post-employment obligations	18	(750)	488	611
Other		(83)	(38)	(54)
		5,631	6,004	6,270
(Increase) decrease in assets
Receivables from customers, traders and concession holders	14	(418)	(553)	(839)
Refund of tariff subsidy	5	420	-	-
Recoverable taxes		(159)	275	175
Income tax and social contribution tax credits		(233)	110	6
Escrow deposits		(24)	116	45
Contractual assets and concession financial assets	5 and 6	737	852	905
Other		(217)	(194)	154
		106	606	446
Increase (decrease) in liabilities
Suppliers	17	87	(65)	185
Taxes payable	23.3	(217)	180	778
Payroll and related charges		12	(21)	(21)
Regulatory charges		74	(62)	2
Post-employment obligations	18	(393)	(439)	(535)
PIS/Pasep and Cofins over ICMS credits to customers		499	509	249
Other		(332)	(255)	(40)
		(270)	(153)	618
Cash generated from operations		5,467	6,457	7,334
Interest received		471	351	328
Dividends received from investees	9	269	350	592
Interest paid on loans, financing and debentures	15	(1,387)	(956)	(1,026)
Interest paid on lease contracts	16	(7)	(6)	(5)
Income tax and social contribution tax paid		(736)	(1,136)	(601)
Cash inflows from settlement of derivatives instruments	19	-	436	24
NET CASH FLOWS FROM OPERATING ACTIVITIES		4,077	5,496	6,646

The Notes are an integral part of these Consolidated Financial Statements.

ANNUAL REPORT AND FORM 20-F | 2025	F-15

INVESTING ACTIVITIES
Investments in marketable securities		(17,323)	(16,631)	(11,238)
Redemptions in marketable securities		17,077	16,924	12,360
Restricted cash		(1,099)	(205)	-
Redemptions of restricted funds		1,055	-	-
Acquisition of equity investees		(3)	(1)	(37)
Proceeds from the sale of equity interest, net of costs of sales	11.1	1	2,737	669
Sale of PP&E	11.1	93	101	-
Reduction of share capital in investee		-	57	-
Settlement of put option		-	-	(780)
Acquisition of property, plant and equipment	7	(699)	(671)	(1,076)
Acquisition of intangible assets	8	(379)	(248)	(188)
Contract assets – distribution of gas and energy infrastructure	6	(5,386)	(4,439)	(3,679)
NET CASH USED IN INVESTING ACTIVITIES		(6,663)	(2,376)	(3,969)

FINANCING ACTIVITIES
Proceeds from loans and debentures	15	9,337	4,582	1,988
Interest on capital and dividends paid		(3,968)	(4,294)	(1,823)
Payment of loans and debentures	15	(2,697)	(2,975)	(2,679)
Leasing liabilities paid	16	(82)	(72)	(67)
NET CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES		2,590	(2,759)	(2,581)
NET INCREASE IN CASH AND CASH EQUIVALENTS FOR THE YEAR		4	361	96
Cash and cash equivalents at the beginning of the year	12	1,898	1,537	1,441
Cash and cash equivalents at the end of the year	12	1,902	1,898	1,537

The Notes are an integral part of these Consolidated Financial Statements.

ANNUAL REPORT AND FORM 20-F | 2025	F-16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and 2024 and for the years ended on December 31, 2025, 2024 and 2023

(in millions of reais - R$ MN - except where otherwise indicated)

1.  OPERATING CONTEXT

1.1  CEMIG

Companhia Energética de Minas Gerais (“CEMIG,” “Parent Company” or “CEMIG Holding”) is a publicly listed company with shares traded on the Level 1 Corporate Governance Segment of the São Paulo Stock Exchange (B3) and on the New York Stock Exchange (NYSE). Its corporate taxpayer identification number (CNPJ) is 17.155.730/0001‑64.

On July 8, 2025, BME – Bolsa y Mercados Españoles Sistemas de Negociación approved CEMIG’s request for the delisting of CEMIG’s shares from the Latin American Securities Market (Latibex), effective on July 10, 2025.

CEMIG is headquartered in Brazil, at Avenida Barbacena, No. 1,200, Santo Agostinho neighborhood, Belo Horizonte, Minas Gerais.

CEMIG, together with its subsidiaries (the “Company”), conducts the following activities:

•         electric power trading;

•         construction and operation of electric power generation, transformation, transmission, distribution, and commercialization systems;

•         distributed generation services and energy efficiency solutions; and

•         gas distribution.

Accordingly, CEMIG and its subsidiaries operate in six reportable segments (Note 5): generation, transmission, trading, distribution, gas, and investees.

The Company’s consolidated financial statements comprise CEMIG and its subsidiaries.

Working Capital

As of December 31, 2025, the Company reported consolidated working capital (as defined as consolidated current assets minus consolidated current liabilities) of R$17 (compared with a negative working capital of R$1,914 as of December 31, 2024). The Company has raised third‑party financing to execute its investment program, mainly the Distribution Development Plan (PDD). Investments in operational assets are capitalized as non‑current assets, affecting the calculation of working capital, which considers only short‑term items.

ANNUAL REPORT AND FORM 20-F | 2025	F-17

Management monitors the Company's cash flow and evaluates measures to adjust its liquidity and capital structure, as necessary. The Company has a history of positive operating cash flows and profitability, as presented in our consolidated statements of income and cash flows.

The Company estimates that its cash balances, together with expected cash flows from operating and financing activities, will be sufficient to meet working capital requirements, capital expenditures, debt service, and other cash needs for at least the next 12 months. Additionally, it maintains available credit lines with financial institutions with which it operates.

Based on the facts and circumstances existing as of the reporting date, Management has assessed the Company’s ability to continue as a going concern and believes that its operations expects to generate sufficient cash flows to support its activities for the foreseeable future. Management is not aware of any material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern. Therefore, these financial statements have been prepared under the going‑concern assumption.

1.2  Equity interests

CEMIG, on December 31, 2025 and December 31, 2024 holds equity interests in the following subsidiaries and jointly controlled entities, all of whose principal activities are construction and operation of systems of generation and transmission, distribution and sale of energy and gas:

ANNUAL REPORT AND FORM 20-F | 2025	F-18

Investments December 31,2025	% share	Description
Subsidiaries
CEMIG Geração e Transmissão S.A. (“CEMIG GT” or “CEMIG Geração e Transmissão”)	100.00

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

UFV Boa Esperança S.A. (“UFV Boa Esperança “)	100.00

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

Horizontes Energia S.A. (“Horizontes”)	100.00	Its objects are: construction, operation and commercial operation of electric power generation systems; trading in energy; and related services.
CEMIG PCH S.A. (“CEMIG PCH”)	100.00

Production and sale of electricity under an independent production regime, through the Pai Joaquim Hydroelectric Power Plant, located on the Araguari River, in the municipalities of Sacramento and Santa Juliana, in the state of Minas Gerais.

CEMIG Trading S.A. (“CEMIG Trading”)	100.00	Marketing and intermediation of energy-related business.
Empresa de Serviços e Comercialização de Energia Elétrica S.A. (“ESCEE”)	100.00	Marketing and intermediation of energy-related business.
CEMIG Geração Poço Fundo S.A. (“Poço Fundo”)	100.00

Production and sale of electricity, under an independent production regime, through the Poço Fundo hydroelectric plant, located on the Machado River, in the municipality of Poço Fundo, in the state of Minas Gerais.

ANNUAL REPORT AND FORM 20-F | 2025	F-19

Investments December 31,2025	% share	Description
Central Eólica Praias de Parajuru S.A. (“Praias de Parajuru”)	100.00

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

CEMIG Distribuição S.A. (“CEMIG D” or “CEMIG Distribuição”)	100.00	Operation of electricity distribution through networks and distribution lines in practically the entire state of Minas Gerais.
Companhia de Gás de Minas Gerais (“Gasmig”)	99.57	Acquisition, transportation and distribution of fuel gas or by-products and derivatives, through a gas distribution concession in the state of Minas Gerais.
CEMIG Sim	100.00

A wholly owned subsidiary of CEMIG that operates in distributed generation and energy solutions, with investments in the acquisition of photovoltaic plants. Currently CEMIG SIM has reached 14,000 customers, providing energy efficiency, optimization and solution services, through studies and project execution, as well as operation and maintenance services for energy supply facilities.

Companhia de Transmissão Centroeste de Minas (“Centroeste”)	100.00	Construction, implementation, operation and maintenance of electricity transmission facilities in the National Interconnected System.
Sete Lagoas Transmissora de Energia S.A. (“Sete Lagoas”)	100.00

Operation of public electricity transmission service concessions, provided through the construction, operation and maintenance of electricity transmission facilities at the Sete Lagoas 4 Substation, in the municipality of Sete Lagoas, Minas Gerais.

UFV Três Marias S.A. (“UFV Três Marias)	100.00	Photovoltaic solar power generation for the distributed generation market.
UFV Fazenda Prudente de Moraes SPE LTDA (“UFV Fazenda Prudente”)	100.00	Photovoltaic solar power generation for the distributed generation market.
UFV Montes Claros Geração de Energia Elétrica Distribuída S.A. (“UFV Duceu”)	100.00	Photovoltaic solar power generation for the distributed generation market.
Sol de Jequitibá SPE LTDA (“UFV Jequitibá I”)	100.00	Photovoltaic solar power generation for the distributed generation market.
Oasis Solar Jequitibá SPE LTDA (“UFV Jequitibá II”)	100.00	Photovoltaic solar power generation for the distributed generation market.
G2 Campo Lindo I Energia S.A. (“UFV Campo Lindo I”)	100.00	Photovoltaic solar power generation for the distributed generation market.
G2 Campo Lindo II Energia S.A (“UFV Campo Lindo II”)	100.00	Photovoltaic solar power generation for the distributed generation market.
G2 Olaria I Energia S.A. (“UFV Olaria I”)	100.00	Photovoltaic solar power generation for the distributed generation market.
G2 Olaria II Energia S.A. (“UFV Olaria II”)	100.00	Photovoltaic solar power generation for the distributed generation market.
UFV Lagoa Grande Geração de Energia Elétrica Distribuída S.A. ("UFV Lagoa Grande")	100.00	Photovoltaic solar power generation for the distributed generation market.
UFV Mato Verde Geração de Energia Elétrica Distribuída S.A. ("UFV Mato Verde")	100.00	Photovoltaic solar power generation for the distributed generation market.
UFV Mirabela Geração de Energia Elétrica Distribuída S.A. ("UFV Mirabela")	100.00	Photovoltaic solar power generation for the distributed generation market.
UFV Porteirinha I Geração de Energia Elétrica Distribuída S.A. ("UFV Porteirinha I")	100.00	Photovoltaic solar power generation for the distributed generation market.
UFV Porteirinha II Geração de Energia Elétrica Distribuída S.A. ("UFV Porteirinha II")	100.00	Photovoltaic solar power generation for the distributed generation market.
UFV Brasilândia Geração de Energia Elétrica Distribuída S.A. ("UFV Brasilândia")	100.00	Photovoltaic solar power generation for the distributed generation market.

ANNUAL REPORT AND FORM 20-F | 2025	F-20

Investments December 31,2025	% share	Description
Apolo I SPE Empreendimentos e Energia S.A. ("UFV Apolo I")	100.00	Photovoltaic solar power generation for the distributed generation market.
Apolo II SPE Empreendimentos e Energia S.A. ("UFV Apolo II")	100.00	Photovoltaic solar power generation for the distributed generation market.
SPE Hera Energia e Empreendimentos Imobiliários LTDA. (“UFV Hera”)	100.00	Photovoltaic solar power generation for the distributed generation market.
Jointly Controlled Entities
Guanhães Energia S.A. (“Guanhães Energia”)	49.00

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

Hidrelétrica Cachoeirão S.A. (“Cachoeirão”)	49.00	Production and sale of electricity, under an independent production regime, through the Cachoeirão Hydroelectric Power Plant, located in Pocrane/MG.
Hidrelétrica Pipoca S.A. (“Pipoca”) (1)	49.00

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

Transmissora Aliança de Energia Elétrica S.A. (“Taesa”)	21.68	Construction, implementation, operation and maintenance of electricity transmission facilities in all regions of the country, directly and through participation in investees.

ANNUAL REPORT AND FORM 20-F | 2025	F-21

Investments December 31,2024	% share	Description
Subsidiaries
CEMIG Geração e Transmissão S.A. (“CEMIG GT” ou “CEMIG Geração e Transmissão”)	100.00

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

UFV Boa Esperança S.A. (“UFV Boa Esperança“)	100.00

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

Horizontes Energia S.A. (“Horizontes”)	100.00	Its objects are: construction, operation and commercial operation of electric power generation systems; trading in energy; and related services.
CEMIG PCH S.A. (“CEMIG PCH”)	100.00

Production and sale of electricity under an independent production regime, through the Pai Joaquim Hydroelectric Power Plant, located on the Araguari River, in the municipalities of Sacramento and Santa Juliana, in the state of Minas Gerais.

CEMIG Trading S.A. (“CEMIG Trading”)	100.00	Marketing and intermediation of energy-related business.
Empresa de Serviços e Comercialização de Energia Elétrica S.A. (“ESCEE”)	100.00	Marketing and intermediation of energy-related business.
CEMIG Geração Poço Fundo S.A. (“Poço Fundo”)	100.00

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

CEMIG Distribuição S.A. (“CEMIG D” ou “CEMIG Distribuição”)	100.00	Operation of electricity distribution through networks and distribution lines in practically the entire state of Minas Gerais.
Companhia de Gás de Minas Gerais (“Gasmig”)	99.57	Acquisition, transportation and distribution of fuel gas or by-products and derivatives, through a gas distribution concession in the state of Minas Gerais.
CEMIG Sim	100.00

A wholly owned subsidiary of CEMIG that operates in distributed generation and energy solutions, with investments in the acquisition of photovoltaic plants. Currently CEMIG SIM has reached 14,000 customers, providing energy efficiency, optimization and solution services, through studies and project execution, as well as operation and maintenance services for energy supply facilities.

ANNUAL REPORT AND FORM 20-F | 2025	F-22

Investments December 31,2024	% share	Description
Sete Lagoas Transmissora de Energia S.A. (“Sete Lagoas”)	100.00

Operation of public electricity transmission service concessions, provided through the construction, operation and maintenance of electricity transmission facilities at the Sete Lagoas 4 Substation, in the municipality of Sete Lagoas, Minas Gerais.

Photovoltaic power plants (1)	100.00	Photovoltaic solar power generation for the distributed generation market.
Jointly Controlled Entities
Guanhães Energia S.A. (“Guanhães Energia”)	49.00

Production and sale of electricity through the implementation and operation of the Dores de Guanhães; Senhora do Porto; and Jacaré Small Hydroelectric Power Plants, located in the municipality of Dores de Guanhães; and Fortuna II, located in the municipality of Virginópolis. All in the state of Minas Gerais.

Paracambi Energética S.A. ("Paracambi")	49.00

Independent production of electricity, through the implementation and exploitation of the hydraulic potential called PCH Paracambi, located on the Ribeirão das Lages river in the municipality of Paracambi/RJ.

Hidrelétrica Cachoeirão S.A. (“Cachoeirão”)	49.00	Production and sale of electricity, under an independent production regime, through the Cachoeirão Hydroelectric Power Plant, located in Pocrane/MG.
Hidrelétrica Pipoca S.A. (“Pipoca”)	49.00

Independent production of electricity, through the implementation and exploitation of the hydraulic potential called PCH Pipoca, located on the Manhuaçu River, in the municipalities of Caratinga and Ipanema/MG.

Amazônia Energia Participações S.A (“Amazônia Energia”)	74.50

Special-purpose company (SPE), created by the Company, which holds a 74.50% stake, and Light, which holds the remaining 25.50%, for the purpose of acquiring a 9.77% stake in Norte Energia S.A. ("NESA"), the company that holds the concession for the Belo Monte Hydroelectric Power Plant ("Belo Monte HPP"), on the Xingu River, located in the state of Pará.

Aliança Norte Energia Participações S.A. (“Aliança Norte”)	49.00

Special-purpose company (SPE), set up by the Company, which holds a 49.00% stake, and Vale S.A., which holds the remaining 51.00%, for the purpose of acquiring a 9.00% stake in Norte Energia S.A. ("NESA"), the company that holds the concession for the Belo Monte Hydroelectric Power Plant ("Belo Monte HPP"), on the Xingu River, located in the state of Pará.

Transmissora Aliança de Energia Elétrica S.A. (“Taesa”)	21.68	Construction, implementation, operation and maintenance of electricity transmission facilities in all regions of the country, directly and through participation in investees.
UFV Janaúba Geração de Energia Elétrica Distribuída S.A. ("UFV Janaúba")	49.00	Photovoltaic solar power generation for the distributed generation market.
UFV Corinto Geração de Energia Elétrica Distribuída S.A. ("UFV Corinto")	49.00	Photovoltaic solar power generation for the distributed generation market.
UFV Manga Geração de Energia Elétrica Distribuída S.A. ("UFV Manga")	49.00	Photovoltaic solar power generation for the distributed generation market.
UFV Bonfinópolis II Geração de Energia Elétrica Distribuída S.A. ("UFV Bonfinópolis II")	49.00	Photovoltaic solar power generation for the distributed generation market.
UFV Lagoa Grande Geração de Energia Elétrica Distribuída S.A. ("UFV Lagoa Grande")	49.00	Photovoltaic solar power generation for the distributed generation market.
UFV Lontra Geração de Energia Elétrica Distribuída S.A. ("UFV Lontra")	49.00	Photovoltaic solar power generation for the distributed generation market.
UFV Mato Verde Geração de Energia Elétrica Distribuída S.A. ("UFV Mato Verde")	49.00	Photovoltaic solar power generation for the distributed generation market.
UFV Mirabela Geração de Energia Elétrica Distribuída S.A. ("UFV Mirabela")	49.00	Photovoltaic solar power generation for the distributed generation market.
UFV Porteirinha I Geração de Energia Elétrica Distribuída S.A. ("UFV Porteirinha I")	49.00	Photovoltaic solar power generation for the distributed generation market.
UFV Porteirinha II Geração de Energia Elétrica Distribuída S.A. ("UFV Porteirinha II")	49.00	Photovoltaic solar power generation for the distributed generation market.
UFV Brasilândia Geração de Energia Elétrica Distribuída S.A. ("UFV Brasilândia")	49.00	Photovoltaic solar power generation for the distributed generation market.
Apolo I SPE Empreendimentos e Energia S.A. ("UFV Apolo I")	49.00	Photovoltaic solar power generation for the distributed generation market.
Apolo II SPE Empreendimentos e Energia S.A. ("UFV Apolo II")	49.00	Photovoltaic solar power generation for the distributed generation market.
G2 Campo Lindo I Energia S.A. ("UFV Campo Lindo I")	49.00	Photovoltaic solar power generation for the distributed generation market.
G2 Campo Lindo II Energia S.A. ("UFV Campo Lindo II")	49.00	Photovoltaic solar power generation for the distributed generation market.
G2 Olaria I Energia S.A. ("UFV Olaria I")	49.00	Photovoltaic solar power generation for the distributed generation market.

ANNUAL REPORT AND FORM 20-F | 2025	F-23

1.3  Concessions and Authorizations

CEMIG, through its subsidiaries, holds the following public service concessions and authorizations:

	Company holding concession or authorization	Concession or authorization contract	Expiration date
POWER GENERATION

Hydroelectric plants
Theodomiro Carneiro Santiago (1)	CEMIG GT	07/1997	05/2027
Nova Ponte (1)	CEMIG GT	07/1997	08/2027
Sá Carvalho (1)	Sá Carvalho	01/2004	08/2026
Rosal (1)	Rosal Energia	01/1997	12/2035
PCH Pai Joaquim (1)	CEMIG PCH	Authorizing Resolution 377/2005	04/2032
Irapé (1)	CEMIG GT	14/2000	09/2037
Queimado (Consortium) (1)	CEMIG GT	06/1997	06/2034
Poço Fundo (1)	Poço Fundo	01/2021	05/2052
Três Marias (2)	CEMIG Geração Três Marias	08/2016	01/2053
Salto Grande (2)	CEMIG Geração Salto Grande	09/2016	01/2053
Itutinga (2)	CEMIG Geração Itutinga	10/2016	01/2053
Camargos (2)	CEMIG Geração Camargos	11/2016	01/2053
Coronel Domiciano (2)
Joasal (2)			04/2047
Paciência (2)
Piau (2)
Dona Rita (2)			07/2050
Ervália (2)			04/2047
Neblina (2)	CEMIG Geração Leste	14/2016 and 15/2016	01/2053
Peti (2)			03/2047
Tronqueiras (2)
Cajurú, Gafanhoto and Martins (2)	CEMIG Geração Oeste	16/2016	01/2053

Wind power plants
Central Geradora Eólica Praias de Parajuru (3)	Praias de Parajuru	Resolution 526/2002	09/2032
Central Geradora Eólica Volta do Rio (3)	Volta do Rio	Resolution 660/2001	01/2031

ANNUAL REPORT AND FORM 20-F | 2025	F-24

	Company holding concession or authorization	Concession or authorization contract	Expiration date
POWER TRANSMISSION
National grid (4)	CEMIG GT	006/1997	01/2043
Itajubá Substation (4)	CEMIG GT	79/2000	10/2030
Furnas - Pimenta - Transmission line (4)	Centroeste	004/2005	03/2035
Subestação Sete Lagoas 4 (4)	Sete Lagoas	006/2011	06/2041
Governador Valadares 6 – Verona – Transmission line	Centroeste	001/2023	03/2053

ENERGY DISTRIBUTION	CEMIG D	002/1997	12/2045
003/1997
004/1997
005/1997

GAS DISTRIBUTION	Gasmig	State Law 11,021/1993	01/2053

(1)

These generation concession agreements are outside the scope of IFRIC 12 because the grantor does not control (i) the services to be provided, to whom, and at what price, nor (ii) the significant residual interest in the infrastructure at the end of the arrangement. Accordingly, the related infrastructure is accounted for as property, plant and equipment.

(2)	Refers to energy generation concession contracts which related concession bonus is recognized as a financial asset under the concession arrangement. (See note n° 5)
(3)

Refer to concessions, by means of authorization, of wind power generation in the independent production modality, treated in the scope of Program to Encourage Alternative Sources of Electricity (Programa de Incentivo às Fontes Alternativas de Energia Elétrica, or ‘Proinfa’). The assets linked to the exploration right are recognized as property, plant and equipment. The exploration authorization rights are classified in the consolidated balance sheet as intangible assets.

(4)

These refer to power transmission concession agreements which, in accordance with IFRS 15, are classified as contract assets because the consideration is conditional upon the satisfaction of performance obligations in providing the electric energy transmission service.

a)      Generation concessions

In the Generation business, the Company earns revenue from the sale of energy from its plants in the regulated market (Ambiente de Contratação Regulada, or ‘ACR’) and in the free market (Ambiente de Contratação Livre, or ‘ACL’). While in the regulated environment the transactions occur by means of centralized and public auctions, in the free environment the negotiations are bilateral between market participants.

There is also revenue from the spot market, which remunerates agents uncontracted electricity, which is settled at the Spot Price (Preço de Liquidação das Diferenças, or ‘PLD’).

ANNUAL REPORT AND FORM 20-F | 2025	F-25

Statement of interest in extension of concession

CEMIG GT, with the aim of securing its right to renew the generation concessions expiring in 2026 and 2027, submitted expressions of interest for the extension of the concessions of the Sá Carvalho, Theodomiro Carneiro Santiago, and Nova Ponte Hydropower Plants (UHEs).

With respect to UHE Sá Carvalho, expressions of interest were filed in February 2023 under the mechanism of transfer of corporate control, pursuant to Decree No. 9,271/2018, and, additionally, in July 2023, under the Physical Guarantee Quota regime, as provided for in Law No. 12,783/2013.

For UHEs Theodomiro Carneiro Santiago and Nova Ponte, CEMIG GT reiterated, in correspondence sent to the Ministry of Mines and Energy (MME) and to ANEEL in July 2023, its interest in extending the respective concessions under the Physical Guarantee Quota regime. In November 2023, additional submissions were made considering the modality of transferring the corporate control of the plants.

With the enactment of Law No. 15,269/2025, and which includes provisions addressing when certain measures become effective and/or are to be implemented, a new possibility for concession renewal was established, at the discretion of the Granting Authority, allowing the concessions to be extended for up to 30 years, subject to the payment of an upfront concession bonus. The implementation of this renewal alternative is expected to depend on further regulation and the issuance of specific rules and conditions by the competent authorities. As of the date of this report, the Company understands that the specific implementing rules and conditions applicable to the renewal process under Law No. 15,269/2025 including, as applicable, the criteria and terms for the calculation and payment of the upfront concession bonus are still under discussion. Accordingly, the Company will assess the potential impacts after the manifestation from the competent authorities.

Accordingly, in November 2025, CEMIG GT submitted correspondence to the MME and ANEEL expressing its interest in renewing the concessions of the Sá Carvalho, Theodomiro Carneiro Santiago, and Nova Ponte UHEs pursuant to Law No. 15,269/2025.

The renewal processes for UHEs Theodomiro Carneiro Santiago and Nova Ponte are currently under evaluation by ANEEL, while the process related to UHE Sá Carvalho is under review by the MME.

The Company emphasizes that such expressions of interest are intended to secure the right to a potential extension of Concession Contracts Nos. 01/2004 and 07/1997 for up to 30 years, in accordance with applicable legislation and at the discretion of the Granting Authority.

The Company also highlights that any decision on the matter will depend on the publication, by the MME and ANEEL, of the conditions applicable to the extension of the concessions, which will be submitted to deliberation by the Company’s competent governance bodies if and when such conditions are issued, the Company will assess whether any resulting impacts are material and whether additional disclosures are required.

Finally, the submission of these expressions of interest does not suspend the ongoing assessment of other legal alternatives for the extension of the concessions approaching expiration.

b)     Transmission concessions

Under the transmission concession contracts, the Company, through its subsidiaries, is authorized to charge a Tariff for use of the Transmission System (Tarifa de Uso do Sistema de Transmissão, or ‘TUST’). Tariffs are adjusted annually on the same date as the Permitted Annual Revenue (“RAP”) is adjusted. This tariff is in effect from July 1 of each year, upon its publication, until June 30 of the subsequent year.

The payment for use of transmission service also applies to generation provided by the Itaipu Binacional. However, due to the legal characteristics of that plant, the corresponding charges are assumed by the holders of distribution concessions that hold quotas of its output.

ANNUAL REPORT AND FORM 20-F | 2025	F-26

c)      Electricity distribution concessions

The CEMIG D operates the concession for the distribution of energy in most of the State of Minas Gerais, which expires in December 2045.

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

Each year the CEMIG D has the right to request for the annual tariff adjustment, the purpose of which is to compensate for the effects of inflation on the tariffs, and to allow for certain changes in costs that are outside the CEMIG D’s control to be passed through to customers - for example the cost of energy purchased for resale and sector charges including charges for the use of the transmission and distribution facilities.

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

ANNUAL REPORT AND FORM 20-F | 2025	F-27

The principal characteristics and terms of the Amendment are as follows:

•        The annual tariff adjustment will occur on May 28 of each year, according to the rules set for in Clause 6 of the Amendment will be applied.

•        Limitation on dividend distributions and/or interest on equity payments to the minimum required by law, in the event of non-compliance with the annual indicators for outages (DECi and FECi) for two consecutive years, or three times in a period of five years, until the regulatory parameters are restored.

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

Annual Tariff Adjustment

On May 20, 2025, ANEEL approved the results of CEMIG D’s Annual Tariff Adjustment, effective until May 27, 2026, with an average effect to be perceived by customers of 7.78%. The average impact was 9.45% for customers connected to High and medium voltage and 7.03% for customers connected to Low Voltage, with residential customers in the Low voltage segment experiencing an average adjustment of 6.86%

Voltage level	Average effect on customers
High and medium voltage - Group A	9.45%
Low voltage - Group B	7.03%
Average adjustment	7.78%

This result arises from the adjustment of the cost components of Parcel A and Parcel B, calculated in accordance with the PRORET (Tariff Regulation Procedures) for determining the Required Revenue; from the inclusion of the financial components calculated in the current tariff adjustment to be offset over the subsequent 12 months; and from the removal of the financial components established in the previous tariff process, which remained in effect until the date of the tariff adjustment under review.

In the composition of the average tariff effect, the variation in Parcel A costs contributed 6.12%, the update of Parcel B accounted for 1.36%—reflecting, among other factors, the accumulated IPCA inflation rate of 5.53% for the period from May 2024 to April 2025—and the financial components accounted for the remaining 0.3%.

d)     Gas distribution concessions

Gasmig has the concession for commercial operation of industrial, institutional and residential piped gas services in the State of Minas Gerais for a period of 30 years, extendable under the terms of its concession contract, as from the publication of State Law 11,021 of January 11, 1993. On December 26, 2014, the second amendment to the concession contract was signed, and the concession period was extended until January 10, 2053.

ANNUAL REPORT AND FORM 20-F | 2025	F-28

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

Gas distribution tariff readjustments

During the 2025 fiscal year, the State’s Economic Development Secretariat issued some Resolutions for adjustments on the gas tariff, as follows:

Resolution	Start of term	Average reduction according to consumption and tariff categories.
N. 7, of January 24, 2025	February 1, 2025	Between 5.34% and 6.17% increase for the urban market. Between 0.18% and 1.32% decrease for the other categories.
N. 15, of April 30, 2025	May 1, 2025	Between 0.78% and 1.18% increase
N. 41, of August 1, 2025	August 1, 2025	Between 5.9% and 7.4% decrease
N. 69, of November 4, 2025	November 1, 2025	Between 4.4% and 6.6% decrease

e)      Onerous concessions

When obtaining the concessions for construction of certain generation projects, CEMIG GT is required to make payments to the grantor over the period of the contract or for up to 5 years upon signature of the concession contract for plants with installed capacity between 1 and 50 MW, as compensation for the right to operate them.

Concessions fees are paid monthly to the grantor for an amount that changes over time. These payments are recognized as an intangible asset, representing a right to operate the concession and to charge users through the concession period. They are recognized from the contract signature date at the present value of future payment obligations.

Project	Period of the concession + extension	Nominal value in Dec. 31,2025	Present value in Dec. 31,2025	Interest	Updating indexer	Amounts paid in 2025	Amounts paid in 2024
				%
Irapé	March 2006 to September 2037	42	22	100	IGPM	3	3.3
Queimado (Consortium)	January 2004 to June, 2034	9	5	82.5	IGPM	1	1

The rate used by the CEMIG GT to discount the above liabilities to its present value was 12.50%, and represents the average cost of funding under usual conditions on the date of registration of each concession.

ANNUAL REPORT AND FORM 20-F | 2025	F-29

Additionally, CEMIG GT generates energy from four hydroelectric plants that have the capacity of 5MW or less, and thus under Law 9,074/95, these are dispensed from concession, permission or authorization, and do not have a final concession date.

f)       Distributed generation

In 2012, through ANEEL Normative Resolution 482, ANEEL implemented the Electricity Compensation System (SCEE) to encourage the generation of renewable energy. This system allows the energy injected by consumer units with distributed micro- or mini-generation to be provided at no charge to the local distributor and then offset against electricity consumption.

To access the benefits of the SCEE, users must request the connection to the local distribution network. Upon approval of the documentation and completion of the necessary services, final technical and commercial conditions will be presented by the distributor in the issuance of the Access Report, which also guarantees the reservation of the intended load and/or generation.

2.   BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

2.1  Statement of compliance

These consolidated Financial Statements of the Company have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

The consolidated financial statements provide comparative information for the preceding period.

On April 17, 2026, the Company’s Board of Directors authorized the issuance of the Consolidated Financial Statements.

2.2   Correlation between the explanatory notes disclosed in the 2024 and 2025 annual financial statements

The Company restructured the presentation of the explanatory notes for the fiscal year 2025, compared to the fiscal year 2024. The criteria of usefulness, relevance, and connectivity of the information disclosed in the financial statements were considered.

ANNUAL REPORT AND FORM 20-F | 2025	F-30

Below is the correlation between the explanatory notes disclosed in the annual financial statements for the fiscal years 2024 and 2025.

Number of the explanatory notes		Titles of the explanatory notes
Dec. 31, 2024	Dec. 31, 2025
1	1	Operating context
2	1.3	Concessions and authorizations
3	2	Basis of preparation
4	2.8	Principles of consolidation
5	3.1	Operating segments
6	12	Cash and cash equivalents
7	13	Marketable securities
8	14	Receivables from customers, traders and concession holders
9	23.1	Recoverable taxes
10	23.2	Income and social contribution taxes
11	22	Escrow deposits
12	5	Concession financial and sector assets and liabilities
13	6	Concession contract assets
14	9	Investments
15	7	Property, plant and equipment
16	8	Intangible assets
17	16	Leasing
18	17	Suppliers
19	23.3	Taxes payable and amounts to be refunded to customers
20	15	Loans and debentures
21	23.4	Regulatory charges
22	20	Accounts payable related to energy generated by customers
23	18	Post-employment obligations
24	21	Provisions
25	4	Equity and remuneration to shareholders
26	3.2	Revenue
27	3.3	Operating costs, expenses and other revenue
28	3.4	Finance income and expenses
29	10	Related party transactions
30	19	Financial instruments and risk management
31	11	Sale of assets
32	11	Assets classified as held for sale
33	24	Commitments
34	25	Subsequent events

ANNUAL REPORT AND FORM 20-F | 2025	F-31

2.3   Basis of measurement, functional currency and presentation currency

These consolidated financial statements have been prepared on a historical cost basis, except in the case of certain financial instruments and assets classified as held for sale, which are measured at fair value, in accordance with the standards applicable, as detailed in Note 19 and 11.1.

The consolidated financial statements are presented in Reais - R$, which is the functional currency of the Company and its subsidiaries and joint ventures. Amounts are presented in millions of Brazilian Reais (R$), unless otherwise indicated.

Transactions in foreign currency, corresponding to those not carried out in the functional currency, were converted to Reais at the exchange rate as of the transaction date. Balances of monetary assets and liabilities denominated in foreign currency are translated to Reais at the exchange rates at the reporting date. Foreign exchange gains and losses arising from translating monetary assets and liabilities are recognized as finance income and cost in the statements of income.

2.4   Use of estimates and judgments

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

ANNUAL REPORT AND FORM 20-F | 2025	F-32

The main estimates and judgments that have a significant effect on the amounts recognized in the financial statements are as follows:

•         Note 3.2 – Revenue (recognition of unbilled supply and construction margin)

•         Note 5 – concession financial and sector assets and liabilities (fair value measurement)

•         Note 6 – Contract assets (definition of construction margin and remeasurement of the contract asset)

•         Note 7 – Property, plant and equipment (useful life estimates and impairment assessment)

•         Note 8 – Intangible assets (capitalization of costs as infrastructure assets, useful life estimates, fair value of the right to extend the concession due to the settlement of the GSF – Generation Scaling Factor, and impairment assessment)

•         Note 9 – Investments (impairment assessment and fair value adjustments of investments)

•         Note 11 – Assets classified as held for sale (fair value measurement)

•         Note 14 – Receivables from customers, traders and concession holders (expected credit losses and unbilled supply)

•         Note 16 – Leases (measurement of the present value of lease liabilities considering the Company’s intention regarding renewal options; subsequent measurement of right-of-use assets)

•         Note 18 – Post-employment obligations (main actuarial assumptions in the measurement of post-employment obligations)

•         Note 19 – Financial instruments and risk management (fair value measurement)

•         Note 21 – Provisions (main assumptions regarding the probability and magnitude of resource outflows)

•         Note 23.2 – Income tax and social contribution (recognition of deferred tax, forecast of future taxable profits and uncertainties related to income taxes)

2.5   Material accounting policies

The material accounting policies described in detail in the explanatory notes have been applied consistently for all the business years presented in these financial statements, except for those described in Explanatory Note 2.6, which are standards that came into effect in January 2025 and as described in note 2.7, which addresses standards issued but not yet effective. The accounting policies adopted comply with the standards and regulations described in note 2.1 Statement of compliance.

2.6   New or revised accounting standards applied for the first time in 2025

The changes presented below became effective on January 1, 2025 and had no material impact on these consolidated financial statements.

Standards	Main changes
IAS 21 – The Effects of Changes in Foreign Exchange Rates – andIFRS 1 – First-time adoption of International Financial Reporting Standards

The changes seek to define the concept of when one currency is exchangeable for another, and provide orientation on procedures for non-convertible currencies, determining that convertibility should be assessed on the date of measurement based on the purpose of the transaction.
These changes have no material impact on the consolidated financial statements.

ANNUAL REPORT AND FORM 20-F | 2025	F-33

2.7   Standards issued but not yet effective

A number of new accounting standards are effective for annual reporting periods beginning after 1 January 2025 and earlier application is permitted. However, the Group has not early adopted the following new or amended accounting standards in preparing these consolidated financial statements.

Standards	Main changes	Start of term
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

The Company does not expect a material impact on its consolidated Financial Statements.

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

The Company is still in the process of assessing the impact of the new accounting standard, particularly with respect to the structure of the Company's statement of income, the statement of cash flows and the additional disclosures required for measures of performance ('MPMs'). The Company is also assessing the impact on how information is grouped in the financial statements, including for items currently labelled as 'other'.

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

The Company does not expect any impacts on its Consolidated Financial Statements arising from this alteration.

Jan. 1, 2027

ANNUAL REPORT AND FORM 20-F | 2025	F-34

Rule	Main changes	Start of term
IFRS 10 – Consolidated financial statementsand IAS 28 – Investments in associates and joint ventures – Sale or contribution of assets between an investor and its associate or joint venture

This deals with situations involving the sale or contribution of assets between an investor and an affiliated company or joint venture. Specifically, the gains and losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an affiliate or joint venture that is accounted by the equity method are recognized in the parent company’s income statement only in proportion to the holdings of the non-related investor in that affiliate or joint venture. Likewise, the gains and losses resulting from remeasurement of investments retained in some former controlled company (which has become an affiliate or joint venture accounted by the equity method) at fair value are recognized in the income statement of the former parent in proportion to the holdings of the non-related investor shares in the new associate or joint venture.

The Company does not expect any impacts on its Consolidated Financial Statements arising from this alteration and awaits the formal positioning on the date of its coming into effect.

Not yet defined

2.8 Principles of consolidation

The financial statement of subsidiaries used for consolidation, and of equity- accounted investees used for the equity method, are prepared as of the same reporting date of the Company.

The direct equity investments of CEMIG, included in the consolidation, are the following:

	Dec. 31, 2025 and 2024
Subsidiary	Accounting method	Direct interest (%)
CEMIG Geração e Transmissão S.A.	Consolidation	100.00
CEMIG Distribuição S.A.	Consolidation	100.00
Companhia de Gás de Minas Gerais	Consolidation	99.57
Sete Lagoas Transmissora de Energia S.A.	Consolidation	100.00

Refer to the Note 1 for all direct and indirect consolidated subsidiaries.

ANNUAL REPORT AND FORM 20-F | 2025	F-35

Accounting policy

Subsidiaries

The Company is deemed to control an investee when it has: (i) the power to direct the investee’s significant activities; (ii) the right to variable returns arising from its involvement with the investee; and (iii) the ability to use its power to affect the value of these returns. When facts or circumstances indicate that one or more of these elements of control has changed, the Company evaluates whether or not it exercises control over the investee.

The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control is obtained, until the date on which the control ceases. The accounting policies of the subsidiaries and jointly controlled entities are aligned with the policies adopted by the Company.

When the Company loses control of an investee, it derecognizes the assets and liabilities of the former subsidiary from the statements of financial position, at the date when control is lost. Any investment retained in the former subsidiary is recognized at its fair value and any resulting difference is recognized as gain or loss in the statement of income.

Jointly controlled

Jointly-controlled investees are deemed to be those investees in which the Company shares control with another company under a contractual agreement, regardless of the percentage interest held in the voting stock of the investee. In these cases, the Company does not individually exercise the power to make financial and operational decisions in the investee.

The accounting policies of the jointly-controlled investees are aligned with the policies adopted by the Company.

Jointly controlled entities are accounted for under the equity method.

Further details are given in the accounting policies section of note 9.

Joint operations

The Company’s interests in joint operations (including consortia) are accounted for by recognising its share of the assets, liabilities and results of operations related to the arrangement.

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

Equity interest of non-controlling interests

The equity interest of non-controlling interests is recognized as the proportional share of the non-controlling stockholders in the net assets of the subsidiary, when applicable. It is presented in equity, separately from the net equity attributable to the controlling stockholders.

ANNUAL REPORT AND FORM 20-F | 2025	F-36

3.  RESULT AND REMUNERATION TO SHAREHOLDERS

3.1 Segment result

The operating segments of the Company and its subsidiaries reflect their management and their organizational structure, in which the Company’s chief operating decision maker (CODM), that is the Board of Directors, evaluates the operating segments performance and used to monitoring its results.

The segment information is disclosed separately into the following 6 reportable segments:

•             Generation: comprises production of energy from hydroelectric, wind and solar facilities, being characterized for the sale of the energy produced by the Company itself in the Regulated Market (ACR); under physical guarantee quotas; and to the segment of Trading.

•             Transmission: comprise construction, operation and maintenance of transmission lines and substations.

•             Trading: comprises the sale of electricity to free customers and the provision of related services. To serve the market, the trading segment purchases energy from the generation segment, and/or from parties outside the CEMIG group.

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

ANNUAL REPORT AND FORM 20-F | 2025	F-37

Information by Segment as of and for The Year Ended December 31, 2025
Description	Energy				Gas	Investees	Eliminations (1)	Total
	Generation	Transmission	Trading	Distribution
NET REVENUE	3,074	1,447	8,421	29,043	2,789	120	(2,143)	42,751

COST OF ENERGY AND GAS	(621)	-	(8,216)	(15,511)	(1,442)	(2)	2,111	(23,681)

COSTS AND EXPENSES (2)
Personnel	(144)	(159)	(41)	(990)	(64)	(55)	-	(1,453)
Employees’ and managers’ profit sharing	(20)	(20)	(8)	(135)	(12)	(20)	-	(215)
Post-employment obligations	75	45	10	578	-	43	-	751
Materials, outsourced services and other expenses (revenues)	(289)	(299)	(40)	(2,484)	(95)	(74)	32	(3,249)
Depreciation and amortization	(330)	(15)	-	(1,054)	(102)	(32)	-	(1,533)
Operating provisions and impairment	(45)	(25)	(15)	(728)	3	(84)	-	(894)
Construction costs	-	(446)	-	(5,325)	(332)	-	-	(6,103)
Other revenues	-	-	-	40	-	134	-	174
Total costs and expenses of operation	(753)	(919)	(94)	(10,098)	(602)	(88)	32	(12,522)

COSTS AND EXPENSES	(1,374)	(919)	(8,310)	(25,609)	(2,044)	(90)	2,143	(36,203)

Share of profit of equity-accounted investees and joint ventures, net of taxes	-	-	-	-	-	201	-	201

INCOME BEFORE FINANCE INCOME (EXPENSES)	1,700	528	111	3,434	745	231	-	6,749
Net finance expense	3	(31)	17	(887)	(49)	(132)	-	(1,079)
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAX	1,703	497	128	2,547	696	99	-	5,670
Income tax and social contribution tax	(184)	(45)	35	(426)	(183)	32	-	(771)
NET INCOME FOR THE YEAR	1,519	452	163	2,121	513	131	-	4,899
Equity holders of the parent	1,519	452	163	2,121	511	131	-	4,897
Non-controlling interests	-	-	-	-	2	-	-	2

(1)	The reconciliation between the values of the reportable segments and the accounting information on revenues and costs reflects the elimination of intercompany transactions.
(2)

The information on operational costs and expenses separated by type is segregated in accordance with the internal business model, which has immaterial differences in relation to the accounting information.

ANNUAL REPORT AND FORM 20-F | 2025	F-38

Information by Segment as of and for The Year Ended December 31, 2024
Description	Energy				Gas	Investees	Eliminations (1)	Total
	Generation	Transmission	Trading	Distribution
NET REVENUE	2,919	1,293	7,279	26,617	3,477	131	(1,896)	39,820

COST OF ENERGY AND GAS	(383)	-	(6,509)	(14,735)	(2,127)	(86)	1,862	(21,978)

COSTS AND EXPENSES (2)
Personnel	(150)	(149)	(29)	(968)	(73)	(44)	-	(1,413)
Employees’ and managers’ profit sharing	(18)	(16)	(2)	(104)	-	(19)	-	(159)
Post-employment obligations	(51)	(32)	(7)	(323)	-	(71)	-	(484)
Materials, outsourced services and other expenses (revenues)	(249)	(97)	(26)	(2,295)	(83)	(97)	34	(2,813)
Depreciation and amortization	(325)	(9)	-	(922)	(98)	(22)	-	(1,376)
Operating provisions and impairment (3)	8	5	(76)	(8)	(1)	(63)	-	(135)
Construction costs	-	(290)	-	(4,379)	(333)	-	-	(5,002)
Other revenues	43	1,521	-	-	-	1,631	-	3,195
Total costs and expenses of operation	(742)	933	(140)	(8,999)	(588)	1,315	34	(8,187)

COSTS AND EXPENSES	(1,125)	933	(6,649)	(23,734)	(2,715)	1,229	1,896	(30,165)

Share of profit of equity-accounted investees and joint ventures, net of taxes	-	-	-	-	-	224	-	224

INCOME BEFORE FINANCE INCOME (EXPENSES)	1,794	2,226	630	2,883	762	1,584	-	9,879
Net finance expense	(180)	(108)	24	(17)	(52)	(188)	-	(521)
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAX	1,614	2,118	654	2,866	710	1,396	-	9,358
Income tax and social contribution tax	(334)	(557)	(136)	(662)	(213)	(337)	-	(2,239)
NET INCOME FOR THE YEAR	1,280	1,561	518	2,204	497	1,059	-	7,119
Equity holders of the parent	1,280	1,561	518	2,204	495	1,059	-	7,117
Non-controlling interests	-	-	-	-	2	-	-	2

(1)	The reconciliation between the values of the reportable segments and the accounting information on revenues and costs reflects the elimination of intercompany transactions.
(2)

The information on operational costs and expenses separated by type is segregated in accordance with the internal business model, which has immaterial differences in relation to the accounting information.

(3)	Includes the impairment loss on CEMIG GT’s investment in Aliança Norte, disclosed in Investees Segment.

ANNUAL REPORT AND FORM 20-F | 2025	F-39

Information by Segment as of and for The Year Ended December 31, 2023
Description	Energy				Gas	Investees	Eliminations (1)	Total
	Generation	Transmission	Trading	Distribution
NET REVENUE	2,875	1,091	7,686	23,348	3,618	18	(1,786)	36,850

COST OF ENERGY AND GAS	(347)	-	(6,318)	(12,656)	(2,237)	(4)	1,740	(19,822)

COSTS AND EXPENSES (2)
Personnel	(148)	(137)	(27)	(875)	(73)	(48)	-	(1,308)
Employees and managers’ profit sharing	(16)	(16)	(3)	(102)	-	(20)	-	(157)
Post-employment obligations	(59)	(36)	(8)	(400)	-	(88)	-	(591)
Materials, outsourced services and other expenses (revenues)	(223)	(88)	(18)	(2,157)	(63)	275	46	(2,228)
Depreciation and amortization	(327)	(1)	-	(834)	(94)	(18)	-	(1,274)
Operating provisions and impairment	(29)	(14)	(7)	(455)	2	(106)	-	(609)
Construction costs	-	(172)	-	(3,600)	(300)	-	-	(4,072)
Total costs and expenses of operation	(802)	(464)	(63)	(8,423)	(528)	(5)	46	(10,239)

COSTS AND EXPENSES	(1,149)	(464)	(6,381)	(21,079)	(2,765)	(9)	1,786	(30,061)

Share of profit of equity-accounted investees and joint ventures, net of taxes	(2)	-	-	-	-	434	-	432
Gains arising from the sale of non-current asset held for sale	-	-	-	-	-	9	-	9

INCOME BEFORE FINANCE INCOME (EXPENSES)	1,724	627	1,305	2,269	853	452	-	7,230
Net finance expense	(11)	(48)	82	(253)	(9)	(140)	-	(379)
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAX	1,713	579	1,387	2,016	844	312	-	6,851
Income tax and social contribution tax	(326)	(114)	(428)	(405)	(248)	437	-	(1,084)
NET INCOME FOR THE YEAR	1,387	465	959	1,611	596	749	-	5,767
Equity holders of the parent	1,387	465	959	1,611	593	749	-	5,764
Non-controlling interests	-	-	-	-	3	-	-	3

(1)	The reconciliation between the values of the reportable segments and the accounting information on revenues and costs reflects the elimination of intercompany transactions.
(2)

The information on operational costs and expenses separated by type is segregated in accordance with the internal business model, which has immaterial differences in relation to the accounting information.

The information for assets by segment is not presented, because this is not part of the information made available to the Company’s Chief Operating Decision Maker (CODM’).

ANNUAL REPORT AND FORM 20-F | 2025	F-40

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

3.2 Revenue

	2025	2024	2023
Revenue from supply of energy (a)	35,902	34,341	31,671
Revenue from use of the electricity distribution systems (TUSD)	5,844	5,134	4,417
CVA and Other financial components (1)	506	423	(213)
Reimbursement of PIS/Pasep and Cofins over ICMS credits to customers- realization (2)	-	513	1,909
Transmission revenue (b)
Operation and maintenance revenue	346	383	373
Construction revenue	576	425	242
Interest revenue arising from the financing component in the transmission contract asset (note 6)	334	433	524
Generation indemnity revenue (note 5.2)	126	86	93
Distribution construction revenue (3) (note 6) (note 8)	5,657	4,712	3,899
Adjustment to expectation of cash flow from indemnifiable financial assets of distribution concession	117	104	149
Revenue on financial updating of the Concession Grant Fee (note 5.3)	451	447	412
Transactions in energy on the CCEE	268	92	146
Mechanism for the sale of surplus	-	-	(4)
Supply of gas (4)	3,082	3,919	4,139
Fine for violation of service continuity indicator	(155)	(157)	(139)
Other operating revenues (c)	4,474	2,906	2,316
Deductions on revenue (d)	(14,777)	(13,941)	(13,084)
Revenue	42,751	39,820	36,850

(1)	This income derives from the total additions and amortizations shown in note 5.4.
(2)

In May 2024, CEMIG D concluded the refund of PIS/Pasep and Cofins credit reimbursements to customers, which had been carried out through tariff reviews. Accordingly, the revenue recomposition related to the realization of the liability occurred up to the second quarter of 2024.

(3)

This variation is associated with the increase in the number of projects executed by CEMIG D, mainly in electric power distribution networks, in line with the Distribution Development Plan (PDD), and by Gasmig, in line with the Centro‑Oeste Project.

(4)	This variation is mainly affected by customer migration to the free market and the reduction in the volume sold.

ANNUAL REPORT AND FORM 20-F | 2025	F-41

a)          Revenue from supply of energy

	GWh			R$
	2025	2024	2023	2025	2024	2023
Residential (1)	15,082	14,430	12,092	14,259	12,970	10,794
Industrial	18,590	17,820	18,088	5,105	5,377	5,903
Commercial, services and others	12,350	11,802	9,469	6,805	6,613	6,314
Rural	3,750	3,578	3,063	2,666	2,528	2,238
Public authorities	1,157	1,031	956	961	937	786
Public lighting	946	973	1,056	590	546	498
Public services	729	920	1,045	583	728	744
Subtotal	52,604	50,554	45,769	30,969	29,699	27,277
Own consumption	29	30	30	-	-	-
Unbilled revenue	-	-	-	(41)	92	166
	52,633	50,584	45,799	30,928	29,791	27,443
Wholesale supply to other concession holders (2)	20,709	17,192	17,328	4,961	4,500	4,183
Wholesale supply unbilled, net	-	-	-	13	50	45
Total	73,342	67,776	63,127	35,902	34,341	31,671

(1)	The increase in energy supply to residential customers is mainly justified by the increase in the number of customers, together with the 2025 tariff revision.
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

ANNUAL REPORT AND FORM 20-F | 2025	F-#

b)          Transmission revenue

The margin defined for each performance obligation from the transmission concession contract is as follows:

	2025	2024	2023
Construction and upgrades Revenue (1) (2)	576	425	242
Construction and upgrades costs	(446)	(290)	(172)
Margin	130	135	70
Mark-up (%)	29.15%	46.55%	40.70%
Operation and maintenance Revenue (1) (2)	585	383	373
Operation and maintenance cost	(473)	(298)	(292)
Margin	112	85	81
Mark-up (%)	23.68%	28.52%	27.74%

(1)

The revenue from transmission operation and maintenance, resulting from intercompany operations, is not eliminated from consolidated revenue for margin calculation purposes. This revenue is affected by the difference between the estimated ARP (Annual Permitted Revenue) of the projects and the actual receipt until the approval of the Periodic Tariff Review, so as not to alter the IRR (Internal Rate of Return).

(2)	This breakdown does not include the financial “Interest revenue arising from the financing component in the transmission contract asset” – which is also part of the concession’s transmission revenue.

c)          Other operating revenues

	2025	2024	2023
Charged service	19	18	21
Services rendered	140	98	85
Low-income subsidy	631	463	401
Subsidy SCEE (1)	390	(14)	129
Subsidy AXIA (formerly, Eletrobras) (2)	17	104	51
Tariff flags subsidy (3)	427	153	78
CDE subsidy to cover tariff discounts (4)	1,969	1,334	984
Subsidies associated with the EUST	74	71	47
Rental and leasing	682	562	412
Contractual indemnities	-	-	6
Others	125	117	102
Total	4,474	2,906	2,316

(1)

The SCEE (Electric Energy Compensation System) subsidy is an amount allocated to fund the tariff benefits of consumer units participating in the SCEE, which was introduced by ANEEL starting from the 2023 tariff review.

(2)

With Provisional Measure 1,212/2024, the funds relating to AXIA’s contribution (formerly, Eletrobrás) to the CDE were advanced to settle the Covid Account and the Water Scarcity Account, reducing the amounts directly allocated to the CDE in 2025 compared to 2024.

(3)

This subsidy is affected by the activation—or not—of the yellow and red tariff flags, which carry additional energy tariff costs. In 2025, the following flags were activated: ‘Yellow’ in May; ‘Red – level 1’ in June, July, October, and November; ‘Red – level 2’ in August and September; and ‘Yellow’ in December. In 2024, the ‘Yellow’ flag was activated in July; ‘Red – level 1’ in September; ‘Red – level 2’ in October; and ‘Yellow’ in November. In the remaining months, no activation occurred, and the green flag remained in effect.

(4)	The amount for this subsidy is defined in the Homologatory Resolution of each tariff adjustment.

ANNUAL REPORT AND FORM 20-F | 2025	F-42

Tariff subsidies

The following subsidies are reimbursed by transfers of funds from the Energy Development Account (Conta de Desenvolvimento Energético – CDE):

▪         Tariff flags subsidy: which are the amount of tariffs paid by users of public energy distribution service provided from incentive-bearing sources, rural supply, nocturnal irrigation, generation by incentive-bearing sources and public service;

▪         Low-income subsidy;

▪         Subsidy Energy Compensation System (Sistema de Compensação de Energia Elétrica - SCEE), which ANEEL released for application in the Tariff Review of 2023 for compensation of distributed generation;

▪         Subsidy AXIA (formerly, Eletrobras): the allowance for the amounts contributed by AXIA or its subsidiaries under CNPE Resolution 15/2021, transferred on to holders of energy distribution concessionaries and permissionaries; and

▪         Subsidy linked to Transmission Network Use Charge (Encargo de Uso da Rede de Transmissão - EUST).

In 2025, the revenue from subsidies reimbursed via the CDE was R$3,508 (R$1,958 in 2024).

Of this amount, the Company has a receivable of R$723 (R$208 on December 31, 2024), recognized in current assets under "Other assets", of which R$711 from CEMIG D and R$12 from CEMIG GT.

d)          Deductions on revenue

	2025	2024	2023
Taxes on revenue
ICMS	5,908	5,743	5,043
Cofins	3,204	3,193	3,032
PIS/Pasep	695	693	658
Others	9	7	7
	9,816	9,636	8,740
Charges to the customer
Global Reversion Reserve (RGR)	9	8	12
Energy Efficiency Program (PEE)	88	83	74
Energy Development Account (CDE)	4,521	3,873	3,949
Research and Development (R&D)	43	41	37
National Scientific and Technological Development Fund (FNDCT)	61	59	53
Energy System Expansion Research (EPE of MME)	30	30	27
Customer charges - Proinfa alternative sources program	54	58	63
Energy services inspection fee	44	41	37
Royalties for use of water resources	66	68	53
CDE on R&D	18	18	16
CDE on PEE	28	26	23
	4,962	4,305	4,344
Total	14,778	13,941	13,084

ANNUAL REPORT AND FORM 20-F | 2025	F-43

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

Revenue from supply of energy

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

Revenue from Use of electricity Distribution Systems (TUSD)

Revenues from use of the distribution system (TUSD) received by the Company from other concession holders and other customers that use the distribution network are recognized in the period in which the services are provided.

CVA and Other financial components

The results from variations in the CVA account (Parcel A Costs Variation Compensation Account), and in Other financial components in calculation of tariffs, refer to the positive and negative differences between the estimated non-manageable costs of the subsidiary CEMIG D and the cost actually incurred. The amounts recognized arise from balances recorded in the current period, homologated or to be homologated in tariff adjustment processes. For more information, please see Note 5.

ANNUAL REPORT AND FORM 20-F | 2025	F-44

Transmission revenue

Transmission concession revenues are recognized in profit or loss monthly recognized and include:

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

•         Financial revenue related to financing component of transmission: corresponds to the significant financing component in the contract asset and is recognized by the effective interest rate method based on the rate determined at the start of the investments, which is not subsequently changed, except for an Periodic Tariff Review process that generates a change in structure of the investments or a change in the rate of return on capital. The average of the implicit rates is 7.89%. The rates are determined for each authorization and are applied on the amount to be received (future cash flow) over the contract duration. This includes financial updating by the inflation index specified for each transmission contract.

The services provided include charges for connection and other related services; the revenues are recognized when the services are rendered.

Revenue on financial updating of the Concession Grant Fee

This amount represents the adjustment for IPCA inflation and remuneratory interest on the Concession Bonus (Bonificação pela Outorga) related to the generation concession for Lot D of Auction 12/2015, as described in Note 5. This portion of the financial remuneration of the concession bonus is linked to the established business model and is therefore distinct from an indemnification to be received at the end of the concession, and thus forms part of operating revenue.

ANNUAL REPORT AND FORM 20-F | 2025	F-45

Transactions in energy on the CCEE (Power Trading Chamber)

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

ANNUAL REPORT AND FORM 20-F | 2025	F-46

3.3 Costs, expenses and other revenue

The operating costs and expenses of the Company is as follows:

a) Cost of energy and gas

	2025	2024	2023
Energy purchased for resale
Supply from Itaipu Binacional	1,215	1,204	1,207
Physical guarantee quota contracts	808	864	918
Quotas for Angra I and II nuclear plants	334	374	364
Spot market	1,628	1,154	478
Proinfa Program	531	468	511
‘Bilateral’ contracts	330	499	510
Energy acquired in Regulated Market auctions	4,596	4,564	3,940
Energy acquired in the Free Market	7,427	5,655	5,612
Distributed generation (‘Geração distribuída’)	3,828	3,239	2,331
PIS/Pasep and Cofins credits	(1,520)	(1,326)	(1,223)
	19,177	16,695	14,648
Charges for use of the national grid
Transmission charges – Basic network	3,390	3,466	3,220
Distribution charges	48	59	54
PIS/Pasep and Cofins credits	(376)	(369)	(337)
	3,062	3,156	2,937

Gas purchased for resale (1)	1,442	2,127	2,237
Total	23,681	21,978	19,822

(1)

The price of the gas molecule purchased by Gasmig is adjusted based on changes in Brent crude oil prices and the exchange rate. The reduction is largely due to the migration of major industrial customers to the free market.

b) Infrastructure construction cost

	2025	2024	2023
Personnel and managers	178	172	155
Materials	2,903	2,325	2,007
Outsourced services	2,715	1,934	1,458
Acquisition of easements	191	131	72
Others	116	440	380
Total	6,103	5,002	4,072

ANNUAL REPORT AND FORM 20-F | 2025	F-47

In line with the Distribution Development Plan (PDD), there was an increase in the number of projects carried out by CEMIG D, mainly in distribution networks, and by Gasmig, in line with the Centro‑Oeste Project. Further details are provided in Note 13.

c) Operating costs and expenses

	Costs of operation			Expected credit loss			General and administrative expenses			Other expenses			2025	2024	2023
	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023
Personnel (1)	1,100	1,053	1,000	-	-	-	353	346	308	-	-	-	1,453	1,399	1,308
Employees’ and managers’ profit sharing	166	131	-	-	-	-	49	41	-	-	-	157	215	172	157
Post-employment benefits (note 18) (2)	(59)	15	-	-	-	-	(19)	5	-	(673)	464	591	(751)	484	591
Materials	140	118	100	-	-	-	23	17	40	-	-	-	163	135	140
Outsourced services (C.1)	2,026	1,866	1,652	-	-	-	305	276	250	-	-	-	2,331	2,142	1,902
Depreciation and amortization	1,503	1,352	1,247	-	-	-	30	24	27	-	-	-	1,533	1,376	1,274
Provisions (Reversals) (3)	507	(163)	333	-	-	-	-	-	-	148	81	101	655	(82)	434
Impairment	-	-	-	-	-	-	-	-	-	-	46		-	46	-
Expected credit losses of accounts receivable (note 14)	-	-	-	161	175	175	-	-	-	-	-	-	161	175	175
Provision for losses with related party - Renova	-	-	-	-	-	-	-	-	-	-	-	1	-	-	1
Reversal of provision with related party	-	-	-	-	-	-	-	-	-	-	(58)	-	-	(58)	-
Expected loss on other receivables	-									78	54		78	54
RBSE remeasurement (note 6)	-									199			199	-
Write-off of financial asset	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other costs and expenses (C.2)	347	312	240	-	-	-	86	111	82	123	114	181	556	537	503
Total	5,730	4,684	4,572	161	175	175	827	820	707	(125)	701	1,031	6,593	6,380	6,485

(1)	Includes an amount of R$22 related to the costs of the 2025 Voluntary Dismissal and Retirement Program (PDVP). Further details are provided throughout this note.
(2)

The reversals observed in operating costs and general and administrative expenses are linked to the remeasurement of the post‑employment benefit liability due to the migration of active employees to the new health plan offered by the Company.

(3)

In fiscal year 2024, a reversal of provisions for tax contingencies was recognized in the amount of R$59, arising from a favorable first‑instance decision for the Company, which determined the cancellation of the assessment and the termination of the tax enforcement proceeding related to social security contributions on Profit Sharing (PLR).

ANNUAL REPORT AND FORM 20-F | 2025	F-48

C.1) Outsourced services

	2025	2024	2023
Meter reading and bill delivery	169	159	161
Communication	185	182	169
Maintenance and conservation of electrical facilities and equipment	831	799	708
Building conservation and cleaning	99	90	85
Security services	24	22	20
Consultancy	25	19	21
Information technology	197	185	174
Disconnection and reconnection	83	72	87
Legal services	38	38	32
Environment services	110	86	58
Cleaning of power line pathways	175	154	117
Copying and legal publications	18	18	17
Inspection of customers	43	48	45
Contract labor	71	49	38
Other	263	221	170
Total	2,331	2,142	1,902

ANNUAL REPORT AND FORM 20-F | 2025	F-49

C.2) Other costs and expenses

	2025	2024	2023
Leasing and rentals	10	-	3
Advertising	39	29	14
Own consumption	30	28	23
Subsidies and donations	21	49	29
Insurance	11	10	22
CCEE annual charge	9	9	7
Forluz – Administrative running cost	42	40	40
Collecting agents	59	60	72
Net loss on deactivation and disposal of assets	290	213	210
Taxes (IPTU, IPVA and other)	11	25	10
Other	34	74	73
Total	556	537	503

Programmed Voluntary Severance Plan (PDVP)

In April 2025, the Company approved the 2025 PDVP, with the employee adhesion period running from May 5 to May 30, 2025, resulting in the participation of 118 employees. The program provided for the payment of statutory severance amounts under the ‘termination without cause’ modality, as well as an additional bonus proportional to length of service, as an indemnity.

The program’s costs totaled R$22 and were recognized in profit or loss as personnel costs and expenses.

d) Other revenues

	2025	2024	2023
Gains arising from the sale of PP&E	40	43	-
Gain on disposal of investment
Aliança Geração	-	1,617	-
Baguari Energia	-	-	261
Retiro Baixo	-	-	27
MESA	-	-	30
UFVs CEMIG Sim	60	-	-
Bargain purchases	12	14	-
Gain from remeasurement of previous participation (note 9)	62	-	-
Adjustment to fair value of the previous shareholding interest	-	-	9
Periodic Tariff Review, net	-	1,521	-
Total	174	3,195	327

ANNUAL REPORT AND FORM 20-F | 2025	F-50

3.4 Net finance expenses

	2025	2024	2023
FINANCE INCOME
Income from financial investments	515	436	452
Interest on sale of energy	314	299	286
Foreign exchange variations – Itaipu	15	-	7
Foreign exchange variations - Loans	-	-	277
Monetary variations	48	87	163
Monetary variations – CVA	108	16	76
Gain on financial instruments – Swap (1)	-	147	-
Monetary updating of escrow deposits	91	69	82
PIS/Pasep and Cofins charged on finance income	(262)	(205)	(197)
Prepayment rents	3	5	4
Monetary updating on PIS/Pasep and Cofins taxes credits over ICMS	28	392	-
IRPJ credit update on Worker's Food Program	5	59	-
Others	117	125	122
	982	1,430	1,272
FINANCE EXPENSES
Charges on loans and debentures (Note 15)	(1,503)	(989)	(1,013)
Cost of debt – amortization of transaction cost	(28)	(19)	(14)
Foreign exchange variation on loans, net of the derivative (Note 15) (2)	(11)	-	-
Foreign exchange variations - Loans	-	(464)	-
Foreign exchange variations – Itaipu	-	(37)	-
Monetary updating – Loans and debentures	(286)	(248)	(148)
Charges and monetary updating on post-employment obligations	-	(4)	(20)
Loss on financial instruments – Swap	-	-	(177)
Monetary updating on PIS/Pasep and Cofins taxes credits over ICMS	-	-	(41)
PIS/Pasep and Cofins adjustment refundable to customers	(16)
Monetary updating – Lease liabilities	(24)	(27)	(35)
Financial expenses (R&D and PEE)	(43)	(30)	(38)
Estimated update of distributed generation credits, net	(75)	(38)
Others	(75)	(95)	(165)
	(2,061)	(1,951)	(1,651)
NET FINANCE EXPENSES	(1,079)	(521)	(379)

(1)	In December 2024, CEMIG GT settled the Eurobonds together with the related hedging derivative financial instrument.
(2)

In August 2025, CEMIG GT entered into a loan denominated in U.S. dollars. To hedge the cash flow associated with this debt, as well as CEMIG GT’s exposure to foreign exchange risk, a derivative financial instrument (‘Swap’) was contracted. See note 19.

ANNUAL REPORT AND FORM 20-F | 2025	F-51

Accounting policy

Financial income refers mainly to income from financial investments, late‑payment charges on the sale of electric energy, products and services, the inflation adjustment of tax credits, the adjustment of the sectorial financial assets of the concession, the adjustment of deposits related to legal proceedings, and fair value changes or interest on other financial assets and liabilities. Interest income is recognized in profit or loss using the effective interest method.

Financial expenses include debt charges, foreign exchange variation and monetary variation on loans, debentures and other financial liabilities. They also include negative fair value changes on other financial assets and liabilities. Borrowing costs that are not capitalized are recognized in profit or loss using the effective interest method.

3.5  Remuneration of shareholders

a)   Allocation of net income for 2025 Management’s proposal

The Board of Directors resolved to submit to the Annual General Meeting (“AGM”) to be held in April 2026 the following proposal for the allocation of 2025 net income, in the amount of R$4,897, increased by the realization balances: from the deemed cost of property, plant and equipment, from the reserve for realizable profits, and from the actuarial measurement adjustment of the post‑employment benefit obligation:

•         R$241 shall be retained in Shareholders’ Equity in the Legal Reserve account, as established by Law 6,404/1976;

•         R$3,513 shall be allocated for the payment of mandatory dividends to CEMIG’s shareholders, as follows:

o        R$2,420 declared as interest on equity (“JCP”) and credited toward the mandatory dividend, as resolved by the Executive Board in 2025;

o        R$676 declared as mandatory dividends, payable to shareholders whose names are recorded in the Company’s Share Registry Book on the date of the AGM.

o        R$417 declared as mandatory dividends was already paid in December 2025.

•         R$1,156 shall be retained in Shareholders’ Equity in the Profit Retention Reserve account, to secure the Company’s consolidated investments planned for fiscal year 2026, in accordance with the capital budget;

•         R$79 shall be retained in Shareholders’ Equity in the Tax Incentive Reserve account, referring to tax incentives linked to investments in the Sudene region.

The payment of dividends will be made in two equal installments, the first by June 30 and the second by December 31, 2026.

ANNUAL REPORT AND FORM 20-F | 2025	F-52

b)    Earnings per share

The number of shares included in the calculation of basic and diluted earnings, is described in the table below:

	Number of shares
	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2023
Common shares already paid up	956,601,911	956,601,911	956,601,911
Shares in treasury	(132)	(132)	(132)
	956,601,779	956,601,779	956,601,779

Preferred shares already paid up	1,905,179,984	1,905,179,984	1,905,179,984
Shares in treasury	(1,099,880)	(1,099,880)	(1,099,880)
	1,904,080,104	1,904,080,104	1,904,080,104
Total	2,860,681,883	2,860,681,883	2,860,681,883

The calculation of basic and diluted earnings per share is as follows:

	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2023
Net income for the year attributed to equity holders of the parent	4,897	7,117	5,764

Minimum mandatory dividend from net income for the year – preferred shares	2,338	2,485	2,080
Net income for the year not distributed – preferred shares	921	2,252	1,757
Total earnings - preferred shares (A)	3,259	4,737	3,837

Minimum mandatory dividend from net income for the year - common shares	1,175	1,248	1,045
Net income for the year not distributed – common shares	463	1,132	883
Total earnings - common shares (B)	1,638	2,380	1,928

Basic and diluted earnings per preferred share (A / number of preferred shares)	1.73	2.49	2.01
Basic and diluted earnings per common share (B / number of common shares)	1.73	2.49	2.01

ANNUAL REPORT AND FORM 20-F | 2025	F-#

Considering that each class of share participates equally in the income reported, the earning per share in the fiscal years ended on December 31, 2025, 2024 and 2023 were, respectively, R$1.73, R$2.49 and R$2.01 (restated), calculated based on the weighted average number of the Company’s shares.

c)   Rights and preferences of the common and preferred shares

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

ANNUAL REPORT AND FORM 20-F | 2025	F-53

d)   Dividends

Calculation of the minimum dividends proposed

The calculation of the minimum dividends proposed for distribution to Shareholders, considering the unrealized income assumption as mentioned in the previous paragraph, is as follows:

	2025	2024	2023
Calculation of minimum dividends required by the by-laws for the preferred shares
Nominal value of the preferred shares	9,526	9,526	7,328
	9,526	9,526	7,328
Percentage applied to the nominal value of the preferred shares	10.00%	10.00%	10.00%
Amount of the dividends by the first payment criterion	953	953	733

Equity	28,576	27,378	24,649
Preferred shares as a percentage of Equity (net of shares held in Treasury)	66.56%	66.56%	66.56%
Portion of Equity represented by the preferred shares	19,020	18,223	16,406
Percentage applied to the portion of Equity represented by the preferred shares	3.00%	3.00%	3.00%
Amount of the dividends by the second payment criterion	571	547	492

Minimum Dividends required by the Bylaws for the preferred shares	953	953	733

Calculation of the Minimum Dividend under the by-laws based on the net income for the year

Net income for the year	4,897	7,117	5,764
	50%	50%	50%
Mandatory dividends – 50% of Net income	2,449	3,559	2,882
Unrealized profit reserve	-	(835)	(835)
Reversal of the unrealized profit reserve	835	835	835
Withholding income tax on Interest on equity	229	175	242
	3,513	3,734	3,124
Dividends recorded, as specified in the by-laws
Interest on Equity	2,420	1,849	2,592
Ordinary dividends	1,093	1,885	532
	3,513	3,734	3,124

Total dividends for the preferred shares	2,338	2,485	2,079
Total dividends for the common shares	1,175	1,249	1,045

Unit value of dividends – R$
Minimum dividends required by the by-laws for the preferred shares	0.50	0.50	0.50
Mandatory dividends (including withholding income tax on Interest on Equity)	1.24	1.31	1.42
Dividends proposed: Common (ON) shares	1.24	1.31	1.42
Dividends proposed: Preferred (PN) shares	1.24	1.31	1.42

ANNUAL REPORT AND FORM 20-F | 2025	F-54

Mandatory dividends

This table provides the changes on dividends and interest on capital payable:

Balances at December 31, 2022	1,863
Proposed dividends	3,124
Proposed dividends - Non-controlling interests	2
Withholding income tax on interest on capital	(242)
Dividends retained – Minas Gerais state government	-
Dividends paid	(1,823)
Balances at December 31, 2023	2,924
Proposed dividends	3,734
Mandatory dividends paid	1,420
Proposed dividends - Non-controlling interests	2
Withholding income tax on interest on capital	(175)
Dividends paid	(4,294)
Balances at December 31, 2024	3,611
Proposed dividends	3,513
Mandatory dividends paid	-
Proposed dividends - Non-controlling interests	2
Withholding income tax on interest on capital	(230)
Dividends paid	(3,968)
Balances at December 31, 2025	2,928

e) Interest on equity (JCP)

The obligation to pay dividends is recognized when the distribution is authorized or as provided for by law and/or the Company's bylaws. In view of the applicable legislation and the Company's bylaws, which provide for a minimum dividend payment of 50% of net income for the year, this is considered a present obligation on the closing date of the fiscal year, and is recognized as a liability.

The Company’s Executive Board decided to declare Interest on Equity as follows:

Declaration date	Entitled shareholders (1)	Amount	Income tax withheld
March 20, 2025	March 25, 2025	541	(52)
June 17, 2025	June 23, 2025	597	(57)
September 23, 2025	September 29, 2025	605	(58)
December 18, 2025	December 23, 2025	677	(64)
		2,420	(231)

(1)	Shareholders who have their names entered in the Register of Registered Shares on the dates indicated are entitled.

ANNUAL REPORT AND FORM 20-F | 2025	F-55

4.  EQUITY

a)   Share capital

On December 31, 2025 and 2024, the Company’s issued and share capital was R$14,309 (R$14,309 on December 31, 2024) represented by 956,601,911 common shares (956,601,911 on December 31, 2024) and 1,905,179,984 preferred shares (1,905,179,984 on December 31, 2024), both of them with nominal value of R$5.00, as demonstrated below:

Shareholders	Number of shares on December 31, 2025
	Common	%	Preferred	%	Total	%
State of Minas Gerais	487,540,664	50.97	22,210	0	487,562,874	17
PZENA	-	-	95,239,166	5	95,239,166	3
FIA Dinâmica Energia S/A	313,988,379	32.82	163,860,580	9	477,848,959	17
BNDES Participações	106,610,119	11.14	-	-	106,610,119	4
BlackRock	-	-	190,624,959	10	190,624,959	7
Others
In Brazil	38,081,468	3.98	277,480,999	15	315,562,467	11
Foreign shareholders	10,381,281	1.09	1,177,952,070	62	1,188,333,351	42
Total	956,601,911	100	1,905,179,984	100	2,861,781,895	100

Shareholders	Number of shares on December 31, 2024
	Common	%	Preferred	%	Total	%
State of Minas Gerais	487,540,664	50.97	22,210	-	487,562,874	17.04
PZENA	310,667,579	32.48	147,792,680	7.76	458,460,259	16.02
FIA Dinâmica Energia S/A	106,610,119	11.14	-	-	106,610,119	3.73
BNDES Participações	-	-	95,239,166	5.00	95,239,166	3.33
BlackRock	-	-	282,815,226	14.84	282,815,226	9.88
Others
In Brazil	39,409,416	4.12	106,878,372	5.61	146,287,788	5.11
Foreign shareholders	12,374,133	1.29	1,272,432,330	66.79	1,284,806,463	44.90
Total	956,601,911	100.00	1,905,179,984	100.00	2,861,781,895	100.00

The Company’s Share Capital may be increased by up to a limit of 10% (ten percent) of the share capital set in the by-laws, without need for change in the by-laws and upon decision of the Board of Directors, having previously heard statement of opinion issued by the Fiscal Council.

ANNUAL REPORT AND FORM 20-F | 2025	F-56

b)  Reserves

Capital reserves

	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2023
Investment-related donations and subsidies (1)	-	-	1,857
Goodwill on issuance of shares	394	394	394
Shares in treasury	(1)	(1)	(1)
	393	393	2,250

(1)	This reserve was used for a capital increase through a stock bonus, as described in this explanatory note

The reserve for treasury shares refers to the pass-through by Finor (‘Fundo de Investimentos do Nordeste’) of shares arising from funds applied in CEMIG projects in the area covered by Sudene (the development agency for the Northeast) under tax incentive programs.

Profit reserves

	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2023
Legal reserve	2,266	2,024	1,674
Profit retention reserve	11,544	10,389	8,899
Unrealized profit reserve	-	835	835
Incentive tax reserve	406	327	213
Reserve for mandatory dividends not distributed	-	-	1,420
	14,216	13,575	13,041

Legal reserve

Constitution of the legal reserve is mandatory, up to the limits established by law. The purpose of the reserve is to ensure the security of the share capital, its use being allowed only for offsetting of losses or increase capital. This reserve constitution corresponds to 5% of the net income for the year, less the amount allocated to incentive tax reserve.

Statutory reserve

The reserve under the By-laws is for future payment of extraordinary dividends, in accordance with Article 28 of the by-laws.

ANNUAL REPORT AND FORM 20-F | 2025	F-57

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

The establishment of the reserve for unrealized profits, in turn, may not impair the payment of the statutory dividends of the preferred shares, which amount to R$953, as described in further detail in Note 3.5 (d). Additionally, considering that the creation of the reserve for unrealized profits is optional, Management decided to propose an equal remuneration to the holders of common shares, in view of the Company’s expected financial capacity.

The reserve for unrealized profits, with a balance of R$835, was realized in 2025.

The amounts recorded in the reserve for unrealized profits may be used solely for the payment of the minimum mandatory dividend. Accordingly, such amounts were added to the declared dividend due to the financial realization of the reserve.

Incentives tax reserve

The CEMIG D, CEMIG GT and Volta do Rio have a right to 75% reduction in income tax, including the tax paid at the additional rate, calculated on the basis of the operating income in the region of Sudene (the Development Agency for the Northeast), for 10 years starting in 2014. In 2023, this benefit was renewed, valid for another 10 years.

The amount of the incentive recognized in the Statement of income was R$79 in 2025 (R$114 in 2024), and it was subsequently transferred to the incentives tax reserve. This reserve cannot be used for payment of dividends.

c)  Other comprehensive income

	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2023
Adjustments to actuarial liabilities – Employee benefits	(737)	(1,306)	(2,072)
Deemed cost of PP&E	392	405	421
Others	3	1	3
Valuation adjustments	(342)	(900)	(1,648)

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

The amounts recognized as cash flow hedge correspond to the changes in the fair value of the designated hedging instrument. Further details are provided in Note 19.

ANNUAL REPORT AND FORM 20-F | 2025	F-58

5.   CONCESSION FINANCIAL AND SECTOR ASSETS AND LIABILITIES

	Dec. 31, 2025	Dec. 31, 2024
Concession financial assets related to the infrastructure
Energy distribution concession	3,826	2,714
Gas distribution concession	103	92
Indemnifiable receivable – Generation (12.b)	997	871
Concession grant fee – Generation concessions (12.c)	3,182	3,099
	8,108	6,776
Sector financial assets
Amounts receivable from Parcel A (CVA) and Other Financial Components (12.d)	1,962	1,296
Total assets	10,070	8,072

Sector financial liabilities
Account for compensation of variation of parcel A items (CVA) and Other financial components (12.d)	-	(16)
Total liabilities	-	(16)

Current assets	1,675	1,190
Non-current assets	8,395	6,882
Current liabilities	-	(16)

The changes in concession financial assets are as follows:

	Energy Distribution	Generation	Gas Distribution	Total
Balances at December 31, 2022	1,370	3,642	37	5,049
Transfers from contract assets	363	-	-	363
Monetary updating	148	505	1	654
Disposals	-	-	-	-
Amounts received	-	(331)	-	(331)
Balances at December 31, 2023	1,881	3,816	38	5,735
Transfers from contract assets	731	-	51	782
Monetary updating	104	534	3	641
Disposals	(2)	-	-	(2)
Amounts received	-	(343)	-	(343)
Classification as held for sale	-	(37)	-	(37)
Balances at December 31, 2024	2,714	3,970	92	6,776
Transfers from contract assets	996	-	-	996
Transfers from intangible assets	-	-	6	6
Monetary updating	117	577	5	699
Disposals	(1)	-	-	(1)
Amounts received	-	(368)	-	(368)
Balances at December 31, 2025	3,826	4,179	103	8,108

ANNUAL REPORT AND FORM 20-F | 2025	F-59

5.1 Distribution – Financial assets related to infrastructure

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

5.2 Generation – Indemnifiable receivable

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

The movement in the balance is as follows:

Generation plant	Concession expiration date	Installed capacity (MW) (information of MW not audited)	Net balance of assets on December 31, 2023	Financial Update	Net balance of assets on December 31, 2024	Financial Update	Net balance of assets on December 31, 2025
Lot D
HPP Três Marias	July 2015	396.00	203	22	225	33	258
HPP Salto Grande	July 2015	102.00	104	11	115	17	132
HPP Itutinga	July 2015	52.00	12	1	13	2	15
HPP Camargos	July 2015	46.00	24	3	27	4	31
SHP Piau	July 2015	18.01	5	1	6	1	7
SHP Gafanhoto	July 2015	14.00	6	1	7	1	8
SHP Peti	July 2015	9.40	7	1	8	1	9
SHP Dona Rita	Sep. 2013	2.41	2	0	2	0	2
SHP Tronqueiras	July 2015	8.50	10	1	11	1	12
SHP Joasal	July 2015	8.40	8	1	9	1	10
SHP Martins	July 2015	7.70	5	1	6	1	7
SHP Cajuru	July 2015	7.20	23	3	26	4	30
SHP Paciência	July 2015	4.08	5	1	6	1	7
SHP Marmelos	July 2015	4.00	3	0	3	0	3
Others
HPP Volta Grande	Feb. 2017	380.00	0	0	0	0	0
HPP Miranda	Dec. 2016	408.00	111	12	123	18	141
HPP Jaguara	Aug. 2013	424.00	168	19	187	27	214
HPP São Simão	Jan. 2015	1,710.00	87	10	97	14	111
		3,601.70	783	88	871	126	997

The balance of R$997 represents management’s best estimate for the right to receive cash from the grantor related to the generation entities, based on the evaluation criteria set by grantor (ANEEL).

ANNUAL REPORT AND FORM 20-F | 2025	F-60

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

5.3 Generation – Grant fee

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

The changes in concession financial assets are as follows:

SPC	Plants	Dec. 31, 2024	Monetary updating	Amounts received	Dec. 31, 2025
CEMIG Geração Três Marias S.A.	Três Marias	1,774	243	(193)	1,824
CEMIG Geração Salto Grande S.A.	Salto Grande	557	77	(61)	573
CEMIG Geração Itutinga S.A.	Itutinga	211	33	(26)	218
CEMIG Geração Camargos S.A.	Camargos	158	24	(19)	163
CEMIG Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência e Piau	186	34	(28)	192
CEMIG Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade e Tronqueiras	142	26	(27)	141
CEMIG Geração Oeste S.A.	Cajurú, Gafanhoto e Martins	71	14	(14)	71
Total		3,099	451	(368)	3,182

ANNUAL REPORT AND FORM 20-F | 2025	F-61

SPC	Plants	Dec. 31, 2023	Monetary updating	Amounts received	Classification as held for sale	Dec. 31, 2024
CEMIG Geração Três Marias S.A.	Três Marias	1,716	242	(184)	-	1,774
CEMIG Geração Salto Grande S.A.	Salto Grande	539	76	(58)	-	557
CEMIG Geração Itutinga S.A.	Itutinga	204	32	(25)	-	211
CEMIG Geração Camargos S.A.	Camargos	152	24	(18)	-	158
CEMIG Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência e Piau	201	33	(26)	(22)	186
CEMIG Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade e Tronqueiras	137	25	(20)	-	142
CEMIG Geração Oeste S.A.	Cajurú, Gafanhoto e Martins	82	15	(12)	(14)	71
Total		3,031	447	(343)	(36)	3,099

SPC	Plants	Dec. 31, 2022	Monetary updating	Amounts received	Dec. 31, 2023
CEMIG Geração Três Marias S.A.	Três Marias	1,672	222	(178)	1,716
CEMIG Geração Salto Grande S.A.	Salto Grande	525	70	(56)	539
CEMIG Geração Itutinga S.A.	Itutinga	198	30	(24)	204
CEMIG Geração Camargos S.A.	Camargos	148	22	(18)	152
CEMIG Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência and Piau	195	31	(25)	201
CEMIG Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras	133	23	(19)	137
CEMIG Geração Oeste S.A.	Cajurú, Gafanhoto and Martins	79	14	(11)	82
Total		2,950	412	(331)	3,031

5.4 Sectorial assets and liabilities – Compensation account for variations in “Parcel A” items (CVA) and other financial components

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

The balances of these sectorial financial assets and liabilities are presented at net value per tariff cycle, in accordance with the tariff adjustments approved or to be approved.

ANNUAL REPORT AND FORM 20-F | 2025	F-62

Sectorial financial assets	Dec. 31, 2024	Additions	Amortization	Remuneration	Transfer	Dec. 31, 2025	Amortization cycle	Constitution cycle	Current	Non-current
CVA assets	141	1,511	(1,607)	259	623	927	165	762	594	333
Energy acquisition (CVA energy)	320	981	(1,116)	198	293	676	125	551	429	247
Itaipu energy costs	(78)	-	-	-	(120)	(198)	(51)	(147)	(138)	(60)
Program of Incentives for Alternative Electricity Sources – PROINFA	6	24	(19)	3	(9)	5	14	(9)	9	(4)
Transport basic charges	249	131	(311)	36	155	260	106	154	197	63
Transport of Itaipu supply	(4)	20	(33)	1	31	15	(5)	20	7	8
System service charges – ESS	(221)	78	(118)	13	202	(46)	45	(91)	(9)	(37)
CDE	(131)	277	(10)	8	71	215	(69)	284	99	116
Other sectorial financial assets	1,155	390	(732)	159	63	1,035	(94)	1,129	736	299
Quotas from nuclear energy	89	59	(110)	15	50	103	54	49	83	20
Neutrality of Parcel A	91	337	(200)	16	-	244	100	144	185	59
Estimated neutrality on distributed generation credits	692	142	-	74	-	908	-	908	908	-
Energy over contracting	407	(168)	(401)	10	304	152	68	84	118	34
Tariff refunds	(72)	-	-	-	(46)	(118)	(40)	(78)	(92)	(26)
Other	(52)	20	(21)	44	(245)	(254)	(276)	22	(466)	212
Total sectorial financial assets	1,296	1,901	(2,339)	418	686	1,962	71	1,891	1,330	632

Sectorial financial liabilities
CVA liabilities	(140)	(545)	1,499	(191)	(623)	-	-	-	-	-
Energy acquisition (CVA energy)	(327)	(498)	1,267	(149)	(293)	-	-	-	-	-
Itaipu energy costs	(73)	(159)	129	(17)	120	-	-	-	-	-
Program of Incentives for Alternative Electricity Sources – PROINFA	(10)	(9)	9	-	10	-	-	-	-	-
Transport basic charges	156	-	-	-	(156)	-	-	-	-	-
Transport of Itaipu supply	33	(10)	8	(1)	(30)	-	-	-	-	-
System service charges – ESS	71	138	-	(7)	(202)	-	-	-	-	-
CDE	10	(7)	86	(17)	(72)	-	-	-	-	-
Other sectorial financial liabilities	124	(796)	785	(45)	(68)	-	-	-	-	-
Quotas from nuclear energy	49	-	1	-	(50)	-	-	-	-	-
Neutrality of Parcel A	34	(59)	28	(3)	-	-	-	-	-	-
Energy over contracting	304	-	-	-	(304)	-	-	-	-	-
Tariff refunds	(30)	(123)	111	(3)	45	-	-	-	-	-
Other	(233)	(614)	645	(39)	241	-	-	-	-	-
Total sectorial financial liabilities	(16)	(1,341)	2,284	(236)	(691)	-	-	-	-	-
Total sectorial financial assets and liabilities (net)	1,280	560	(55)	182	(5)	1,962	71	1,891	1,330	632

ANNUAL REPORT AND FORM 20-F | 2025	F-63

Sectorial financial assets	Dec. 31, 2023	Additions	Amortization	Remuneration	Transfer	Dec. 31, 2024	Amortization cycle	Constitution cycle	Current	Non-current
CVA assets	(685)	1,581	(1,653)	170	728	141	-	141	76	65
Energy acquisition (CVA energy)	(1,109)	1,271	(952)	113	997	320	-	320	182	138
Itaipu energy costs	29	-	(151)	2	42	(78)	-	(78)	(46)	(32)
Program of Incentives for Alternative Electricity Sources – PROINFA	(20)	6	-	-	20	6	-	6	3	3
Transport basic charges	413	305	(381)	38	(126)	249	-	249	147	102
Transport of Itaipu supply	67	18	(58)	6	(37)	(4)	-	(4)	(2)	(2)
System service charges – ESS	(62)	(42)	(97)	11	(31)	(221)	-	(221)	(131)	(90)
CDE	(3)	23	(14)	-	(137)	(131)	-	(131)	(77)	(54)
Other sectorial financial assets	1,490	1,088	(1,430)	129	(122)	1,155	-	1,155	783	372
Quotas from nuclear energy	138	105	(121)	14	(47)	89	-	89	52	37
Neutrality of Parcel A	29	142	(101)	8	13	91	-	91	54	37
Estimated neutrality on distributed generation credits	357	296	-	39	-	692	-	692	692	-
Energy over contracting	922	526	(774)	37	(304)	407	-	407	241	166
Tariff refunds	(88)	-	-	-	16	(72)	-	(72)	(48)	(24)
Other	132	19	(434)	31	200	(52)	-	(52)	(208)	156
Total sectorial financial assets	805	2,669	(3,083)	299	606	1,296	-	1,296	859	437
Sectorial financial liabilities
CVA liabilities	-	(1,490)	2,286	(208)	(728)	(140)	(140)	-	(140)	-
Energy acquisition (CVA energy)	-	(998)	1,861	(193)	(997)	(327)	(327)	-	(327)	-
Itaipu energy costs	-	(113)	97	(15)	(42)	(73)	(73)	-	(73)	-
Program of Incentives for Alternative Electricity Sources – PROINFA	-	(18)	30	(2)	(20)	(10)	(10)	-	(10)	-
Transport basic charges	-	-	30	-	126	156	156	-	156	-
Transport of Itaipu supply	-	(5)	-	1	37	33	33	-	33	-
System service charges – ESS	-	(224)	266	(2)	31	71	71	-	71	-
CDE	-	(132)	2	3	137	10	10	-	10	-
Other sectorial financial liabilities	-	(715)	755	(33)	117	124	124	-	124	-
Quotas from nuclear energy	-	-	2	-	47	49	49	-	49	-
Neutrality of Parcel A	-	(33)	82	(2)	(13)	34	34	-	34	-
Energy over contracting	-	-	-	-	304	304	304	-	304	-
Tariff refunds	-	(99)	88	(3)	(16)	(30)	(30)	-	(30)	-
Other	-	(583)	583	(28)	(205)	(233)	(233)	-	(233)	-
Total sectorial financial liabilities	-	(2,205)	3,041	(241)	(611)	(16)	(16)	-	(16)	-
Total sectorial financial assets and liabilities (net)	805	464	(42)	58	(5)	1,280	(16)	1,296	843	437

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

ANNUAL REPORT AND FORM 20-F | 2025	F-64

Account for compensation of variation of parcel A items (CVA) and Other financial components

The financial assets and liabilities originate from the difference in time between the costs forecast (Parcel A and other financial components) included in the tariff at the start of the tariff period, and those actually incurred over the tariff period. This tariff repositioning mechanism guarantees the economic and financial balance of energy distributors. The calculations are in line with current regulations, and if the concession is terminated for any reason, the remaining balances of these assets or liabilities that have not been passed on in the tariff must be included in the compensation base at the end of the concession. These sectorial financial assets and liabilities are measured at amortized cost. The variations calculated are monetarily restated based on the Selic rate and offset in subsequent tariff adjustments.

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

ANNUAL REPORT AND FORM 20-F | 2025	F-65

6. CONCESSION CONTRACT ASSETS

	Dec. 31, 2025	Dec. 31, 2024
Distribution – Infrastructure assets under construction	6,014	4,421
Gas – Infrastructure assets under construction	822	554
Transmission – National Grid (‘BNES’ - Basic Network of the Existing System) - Law 12,783/13	1,106	1,616
Transmission – Assets remunerated by tariff	5,254	4,876
	13,196	11,467

Current	1,115	1,140
Non-current	12,081	10,327

Changes in concession contract assets are as follows:

	Transmission	Distribution	Gas	Total
Balances at December 31, 2022	4,737	1,850	117	6,704
Additions	242	3,478	270	3,990
Inflation adjustment	524	-	-	524
Amounts received	(746)	-	-	(746)
Transfers to financial assets	-	(364)	-	(364)
Transfers to intangible assets	-	(1,541)	(49)	(1,590)
Impairment (1)	-	8	-	8
Balances at December 31, 2023	4,757	3,431	338	8,526
Additions (2)	425	4,167	348	4,940
Inflation adjustment	433	-	-	433
Amounts received	(799)	-	-	(799)
Results of the Periodic Tariff Review (3)	1,676	-	-	1,676
Transfers to financial assets	-	(731)	(51)	(782)
Transfers to intangible assets	-	(2,435)	(81)	(2,516)
Impairment (1)	-	(11)	-	(11)
Balances at December 31, 2024	6,492	4,421	554	11,467
Additions	576	5,166	335	6,077
Inflation adjustment	334	-	-	334
Amounts received	(825)	-	-	(825)
RBSE remeasurement	(219)	-	-	(219)
Others additions	1	-	-	1
Transfers to financial assets	-	(996)	-	(996)
Transfers to intangible assets	-	(2,561)	(67)	(2,628)
Impairment (1)	-	(15)	-	(15)
Balances at December 31, 2025	6,359	6,015	822	13,196

(1)	This refers to posting or reversal of provisions made for losses in relation to contractual assets in progress (canceled works).
(2)	The higher volume of additions in the distribution segment reflects greater investments made, in line with the investment program of CEMIG D.
(3)	In Note 3 this amount is presented net of PIS/Pasep and Cofins taxes.

ANNUAL REPORT AND FORM 20-F | 2025	F-66

The transmission activity

For transmission concessions, the consideration to be paid to the Company arises from the concession contracts, as follows:

	Update index	Dec. 31, 2025	Dec. 31, 2024
Current
Concession contract - 006/97 (a)	IPCA
National Grid (‘BNES’ - Basic Network of the Existing System)		462	479
National Grid - new facilities (RBNI)		595	595
Concession contract - 079/00 (b)	IGPM	36	39
Concession contract - 006/11 (c)	IGPM	13	18
Concession contract - 004/05 (d)	IPCA	9	9
		1,115	1,140
Non-current
Concession contract - 006/97 (a)	IPCA
National Grid (‘BNES’ - Basic Network of the Existing System)		644	1,137
National Grid - new facilities (RBNI)		4,258	3,892
Concession contract - 079/00 (b)	IGPM	93	110
Concession contract - 006/11 (e)	IGPM	106	105
Concession contract - 004/05 (c)	IPCA	59	64
Concession contract - 001/23 (d)	IPCA	84	43
		5,244	5,351
		6,359	6,491

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

ANNUAL REPORT AND FORM 20-F | 2025	F-67

Existing System Basic Grid (RBSE)

On June 10, 2025, ANEEL published Homologatory Resolution (ReH) No. 3,469, which amended the Annual Permitted Revenue (RAP) related to the financial component of the assets of the Existing System Basic Grid (RBSE), previously approved by ReH No. 2,852/2021.

The main change occurred in the base for applying the cost of equity for the calculation of the component, with the amortization phase being segregated into two cash flows: one referred to as non‑controversial (payments not suspended by injunctions) and another referred to as controversial (payments suspended by injunctions), with effective payment dates beginning on July 1, 2017 and July 1, 2020, respectively, and with a duration of eight years each.

Thus, remuneration through the cost of equity applied exclusively to the controversial flow, for the period from 2017 until 2020 (the year of effective payment).

The RAPs approved and processed through the 2024/2025 cycle were considered concluded, and residual amounts were allocated to the remaining payments for the 2025/2026 to 2027/2028 cycles.

As a result of the amendments introduced by the resolution, the Company remeasured the RBSE contractual asset and recorded a reduction of R$219 in 2025.

b)   Concession contract no. 079/2000

The contract regulates commercial operation of public transmission service, comprising construction, maintenance and operation of transmission of the following facilities: The Itajubá 3 Substation; the Itajubá 3 - Poços de Caldas Transmission Line; and the Itajubá 3-Cachoeira Paulista Transmission Line, in effect until October 4, 2034.

c)   Concession contract no. 004/2005

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

d)   Concession contract no. 001/2023

The contract regulates commercial operation of public transmission service, comprising construction, maintenance and operation of the Verona substation, in effect until March 30, 2053.

e)   Concession contract no. 006/2011

The contract regulates commercial operation of public transmission service, comprising construction, maintenance and operation of the Sete Lagoas 4 substation, in effect until June 15, 2041. The indexer used for adjustment of the contract is the Expanded National Consumer Price (‘Índice de Preços ao Consumidor Amplo’ - IPCA).

ANNUAL REPORT AND FORM 20-F | 2025	F-68

Energy Distribution

Additions in the distribution segment reflect the investments made by CEMIG D, in line with the Distribution Development Plan (PDD). The PDD consists of the execution of projects linked to the electric power system, associated with the expansion, reinforcement, refurbishment and renewal of CEMIG D’s assets. In fiscal year 2025, the highlights were investments in the following macro‑projects:

•         Expansion and reinforcement in high voltage, totaling R$1,493;

•         Urban and rural service to energy supply demands, totaling R$798;

•         Complementary service, which includes the connection of customers units that do not meet the criteria for free energy supply established by electric sector regulation, totaling R$844; and

•         Reinforcement and refurbishment of networks and operation and maintenance in medium and low voltage, totaling R$520.

Gas

Additions in the gas segment reflect the investments made by Gasmig, in line with the Centro‑Oeste Project, which is expected to construct an additional 300 km of gas pipelines, with completion scheduled for the second half of 2026.

Capitalized Financial Charges

Among the additions made by the subsidiaries CEMIG D and Gasmig in fiscal year 2025, the amount of R$115 (R$77 in fiscal year 2024) is included as capitalized financial charges, as presented in Note 15. The average rate used to determine the amount of borrowing costs eligible for capitalization was 12.26%. The nature of additions to contract assets and intangible assets is presented in Note 3.2.

The capitalization of financial charges is a non‑cash transaction and, consequently, is not reflected in the Statements of Cash Flows.

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

ANNUAL REPORT AND FORM 20-F | 2025	F-69

Transmission activity

During the term of the concession, the company receives the Annual Permitted Revenue (Receita Anual Permitida, of ‘RAP’), which remunerates the investment made in the construction transmission lines, as well as the improvement, operation and maintenance services. The transmission revenue is recognized as the corresponding performance obligations are met, namely: (i) availability and construction and (ii) operation and maintenance. The amounts are recognized in the Company's income statement, against the contract asset. Subsequently, when the credit notice is issued by the ONS, the RAP is invoiced and the balances are transferred from Contract Assets to Customers Receivables.

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

Additional information about the accounting practices related to the assets related to the transmission segment are described in note 3.

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

The financial remuneration of the contract asset corresponds to the financial component, recognized using the straight‑line method based on the discount rate determined at the beginning of the investments and including the inflation adjustment index. The discount rate represents the Company’s best estimate of the financial return on investments in transmission infrastructure, which approximates the percentage that would reflect the cash price to be charged for the infrastructure built or improved by the concessionaire in a sale transaction. The implicit rate used to measure the financial component of the concession contract asset is established at the start of the investments and considers the credit risk of the counterparties.

ANNUAL REPORT AND FORM 20-F | 2025	F-70

7.   PROPERTY, PLANT AND EQUIPMENT

	Dec. 31, 2025			Dec. 31, 2024
	Historical cost	Accumulated depreciation	Net value	Historical cost	Accumulated depreciation	Net value
In service
Land	249	(38)	211	249	(36)	213
Reservoirs, dams and watercourses	3,420	(2,587)	833	3,339	(2,520)	819
Buildings, works and improvements	1,140	(900)	240	1,095	(883)	212
Machinery and equipment	4,023	(2,271)	1,752	2,951	(2,143)	808
Vehicles	16	(13)	3	20	(16)	4
Furniture and utensils	14	(11)	3	14	(11)	3
	8,862	(5,820)	3,042	7,668	(5,609)	2,059
In progress	1,149	-	1,149	1,656	-	1,656
Net property, plant and equipment	10,011	(5,820)	4,191	9,324	(5,609)	3,715

Changes in PP&E are as follows:

	Dec. 31, 2024	Additions	Business Combination	Disposals	Depreciation	Transfers / Capitalizations	Dec. 31, 2025
In service
Land (1)	213	-	-	-	(2)	-	211
Reservoirs, dams and watercourses	819	-	-	-	(68)	82	833
Buildings, works and improvements	212	-	4	-	(20)	44	240
Machinery and equipment	808	1	113	(14)	(95)	939	1,752
Vehicles	4	-	-	(1)	-	-	3
Furniture and utensils	3	-	-	-	-	-	3
	2,059	1	117	(15)	(185)	1,065	3,042
In progress	1,656	582	-	(24)	-	(1,065)	1,149
Net property, plant and equipment	3,715	583	117	(39)	(185)	-	4,191

(1)	Certain land linked to concession agreements with no indemnity provision is depreciated over the concession period.

ANNUAL REPORT AND FORM 20-F | 2025	F-71

	Dec. 31, 2023	Additions	Business Combination	Classification as held for sale	Disposals	Depreciation	Transfers / Capitalizations	Dec. 31, 2024
In service
Land (1)	214	2	-	-	(1)	(3)	1	213
Reservoirs, dams and watercourses	853	-	-	(7)	(1)	(80)	54	819
Buildings, works and improvements	227	-	-	(1)	-	(17)	3	212
Machinery and equipment	748	1	87	(5)	-	(71)	48	808
Vehicles	4	-	-	-	-	(1)	1	4
Furniture and utensils	3	-	-	-	-	-	-	3
	2,049	3	87	(13)	(2)	(172)	107	2,059
In progress	1,207	581	-	(8)	(17)	-	(107)	1,656
Net property, plant and equipment	3,256	584	87	(21)	(19)	(172)	-	3,715

(1)	Certain land linked to concession agreements with no indemnity provision is depreciated over the concession period.

	Dec. 31, 2022	Additions	Business Combination	Disposals - Assets classified as held for sale	Disposals	Depreciation	Transfers / capitalizations	Dec. 31, 2023
In service
Land (1)	217	-	-	(2)	-	(3)	2	214
Reservoirs, dams and watercourses	870	-	-	(22)	-	(79)	84	853
Buildings, works and improvements	233	-	-	(5)	-	(17)	16	227
Machinery and equipment	706	1	70	(29)	(1)	(69)	70	748
Vehicles	2	-	-	-	-	(2)	4	4
Furniture and utensils	3	-	-	-	-	-	-	3
	2,031	1	70	(58)	(1)	(170)	176	2,049
In progress	380	1,005	-	-	(2)	-	(176)	1,207
Net property, plant and equipment	2,411	1,006	70	(58)	(3)	(170)	-	3,256

(1)	Certain land linked to concession agreements with no indemnity provision is amortized over the concession period.

ANNUAL REPORT AND FORM 20-F | 2025	F-72

Depreciation rates, which take into consideration the expected useful life of the assets, are revised annually by Management and are as follows:

Generation	(%)	Administration	(%)
Reservoirs, dams and watercourses	2	Software	20
Buildings - Machine room	2	Vehicles	14.29
Buildings - Other	3.33	IT equipment in general	16.67
Generator	3.33	General equipment	6.25
Water turbine	2.5	Buildings - Other	3.33
Pressure tunnel	3.13
Command station, panel and cubicle	3.57
Floodgate	3.33

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

The generation concession contract also provide that, at the end of the period of each concession, the concession-granting power shall determine the amount to be indemnified, except in the case of the concession contracts related to Lot D of Auction 12/2015, which are the subject of a Concession Grant Fee, as detailed in Explanatory Note 5.

For contracts under which CEMIG does not have a right to receive such amounts or there is uncertainty related to collection of the amounts, such as in the case of thermal generation and hydroelectric generation as an independent power producer, no residual value is recognized, and the depreciation rates are adjusted so that all the assets are depreciated within the concession term.

Management believes the amounts of indemnity of these assets will be higher than their historic cost depreciated over their respective useful lives.

ANNUAL REPORT AND FORM 20-F | 2025	F-73

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

ANNUAL REPORT AND FORM 20-F | 2025	F-74

8.   INTANGIBLE ASSETS

		Dec. 31, 2025			Dec. 31, 2024
	Historical cost	Accumulated amortization	Net value	Historical cost	Accumulated amortization	Net value
In service
Useful life defined
Temporary easements	15	(8)	7	15	(8)	7
Onerous concession	14	(11)	3	14	(11)	3
Assets of concession	29,740	(12,509)	17,231	27,594	(11,766)	15,828
Assets of concession - GSF	1,230	(605)	625	1,031	(467)	564
Others	333	(100)	233	174	(90)	84
	31,332	(13,233)	18,099	28,828	(12,342)	16,486
In progress	448	-	448	320	-	320
Net intangible assets	31,780	(13,233)	18,547	29,148	(12,342)	16,806

Changes in Intangible assets are as follow:

	Dec. 31, 2024	Additions	Business Combination	Disposals	Amortization	Transfers (1)	Dec. 31, 2025
In service
Useful life defined
Temporary easements	7	-	-	-	-	-	7
Onerous concession	3	-	-	-	-	-	3
Assets of concession	15,828	2	-	(132)	(1,133)	2,666	17,231
Assets of concession - GSF	564	199	-	-	(138)	-	625
Others	84	1	192	(38)	(11)	5	233
	16,486	202	192	(170)	(1,282)	2,671	18,099
In progress	320	176	-	-	-	(48)	448
Net intangible assets	16,806	378	192	(170)	(1,282)	2,623	18,547

(1)	The transfers were made between concession contract assets to Intangible assets: in 2025 of R$0 (R$2,517 in 2024).

	Dec. 31, 2023	Additions	Disposals	Amortization	Transfers (1)	Dec. 31, 2024
In service
Useful life defined
Temporary easements	8	-	-	(1)	-	7
Onerous concession	4	-	-	(1)	-	3
Assets of concession	14,284	24	(62)	(1,000)	2,582	15,828
Assets of concession - GSF	697	-	-	(133)	-	564
Other	60	10	-	(11)	25	84
	15,053	34	(62)	(1,146)	2,607	16,486
In progress	196	214	-	-	(90)	320
Net intangible assets	15,249	248	(62)	(1,146)	2,517	16,806

(1)	The transfers were made between concession contract assets to Intangible assets: R$2,517 in 2024 (R$1,590 in 2023).

ANNUAL REPORT AND FORM 20-F | 2025	F-75

	Dec. 31, 2022	Additions	Disposals	Amortization	Transfers (1)	Dec. 31, 2023
In service
Useful life defined
Temporary easements	9	-	-	(1)	-	8
Onerous concession	4	-	-	-	-	4
Assets of concession	13,555	3	(81)	(914)	1,721	14,284
Assets of concession - GSF	832	-	-	(135)	-	697
Other	15	26	(10)	(5)	34	60
	14,415	29	(91)	(1,055)	1,755	15,053
In progress	206	158	(3)	-	(165)	196
Net intangible assets	14,621	187	(94)	(1,055)	1,590	15,249

(1)	The main transfers were made between concession contract assets to Intangible assets: R$1,590 in 2023 (R$2,448 in 2022).

Concession assets

The energy and gas distribution infrastructure assets already in service and that will be fully amortized during the concession term are recorded as intangible assets. Assets linked to the infrastructure of the concession that are still under construction are posted initially as contract assets, as detailed in Note 6.

The main amortization rates are as follows:

Energy	(%)	Administration	(%)
System cable - below 69 KV	6.67	Software	20.00
System cable - below 69 KV	3.57	Vehicles	14.29
Structure - Posts	3.57	General equipment	6.25
Overhead distribution transformer	4.00	Buildings	3.33
Circuit breaker - up to 69 kV	3.03
Capacitor bank - up to 69 kV	6.67
Voltage regulator - up to 69 kV	4.35

Gas	(%)	Administration	(%)
Tubing	3.33	Software	20.00
Buildings, works and improvements	4.00	Vehicles	20.00
Improvements in leased properties	10.00	Data processing equipment	20.00
Machinery and equipment	5.00 to 20.00	Furniture	10.00

The annual average amortization rate is 4.09% and by activities is follows:

Hydroelectric Generation	Wind Power Generation	Gas	Distribution	Administration
20.75%	5.78%	3.41%	3.94%	15.46%

Under the regulations of the energy segment, property, plant and equipment used in the distribution concession are linked to these services, and cannot be withdrawn, disposed of, assigned or provided in guarantee without the prior express authorization of the Grantor.

ANNUAL REPORT AND FORM 20-F | 2025	F-76

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

CCEE auction of Generation Scaling Factor (GSF) credits”

On August 1, 2025, CEMIG GT, its wholly owned subsidiary CEMIG PCH S.A., and the Queimado consortium—of which CEMIG GT holds an 82.5% interest—were the winning bidders in the auction conducted by the Electric Energy Trading Chamber (CCEE) regarding GSF credits.

The Queimado and Pai Joaquim hydropower plants will be entitled to extend their concession and authorization terms by 7 years, while the Irapé plant will be entitled to extend its concession term by 3 years. The total disbursement of R$199 was made on August 13, 2025.

Accordingly, in the third quarter of 2025, an increase of R$199 was recognized in intangible assets, corresponding to the extension of the concession rights of these power plants.

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

ANNUAL REPORT AND FORM 20-F | 2025	F-77

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

Energy and gas distribution activity

Amortization reflects the consumption pattern of the acquired rights and is calculated on the balance of the concession‑related assets using the straight‑line method, based on rates that consider the expected useful lives of the electricity distribution assets, which are taken into account by the regulator during the tariff review process

Renegotiation of hydrological risk – Generation Scaling Factor - GSF

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

ANNUAL REPORT AND FORM 20-F | 2025	F-78

9.   INVESTMENTS

The table below does not include the entities that are 100% controlled by the Company.

	Control	Dec. 31, 2025	Dec. 31, 2024
CEMIG Geração e Transmissão	Controlled	-	-
Guanhães Energia S.A. ("Guanhães Energia") (1)	Jointly controlled	176	172
Hidrelétrica Cachoeirão S.A. ("Hidrelétrica Cachoeirão")	Jointly controlled	43	45
Hidrelétrica Pipoca S.A. ("Hidrelétrica Pipoca")	Jointly controlled	49	54
Aliança Norte Participações S.A. ("Aliança Norte") (2)	Jointly controlled	352	419
Amazônia Energia Participações S.A. ("Amazônia Energia") (2)	Jointly controlled	585	697
Paracambi Energética S.A. ("Paracambi") (former Lightger)	Jointly controlled	102	105
Transmissora Aliança de Energia Elétrica S.A. ("Taesa")	Jointly controlled	1,753	1,615
CEMIG Sim	Controlled
UFVs	Jointly controlled	-	114
Total		3,060	3,221

(1)	Indirect interest in the Belo Monte plant through these investees.
(2)	Set of photovoltaics business, in which the investee CEMIG Sim has an interest.

For the fiscal year ended on December 31, 2025, the Company's management evaluated whether there were indications of possible impairment of assets, as referred to in IAS 36 – Impairments of assets. The net book value of the investments was found to be recoverable.

For the other investments, it was found that there are no indications of impairment.

ANNUAL REPORT AND FORM 20-F | 2025	F-79

Changes in investments in jointly controlled entities and affiliates:

Investee	Dec. 31, 2024	Gain (loss) by equity method (Income statement)	Dividends	Additions	Others	Dec. 31, 2025
Hidrelétrica Cachoeirão	45	6	(8)	-	-	43
Guanhães Energia (1)	172	11	(9)	2	-	176
Hidrelétrica Pipoca	54	5	(10)	-	-	49
Paracambi	105	15	(18)	-	-	102
Amazônia Energia (1)	697	(112)	-	-	-	585
Aliança Norte (1)	419	(67)	-	-	-	352
Taesa	1,615	325	(187)	-	-	1,753
UFV Janaúba Geração de Energia Elétrica Distribuída S.A. ("UFV Janaúba") (2)	5	1	(2)	-	(4)	-
UFV Corinto Geração de Energia Elétrica Distribuída S.A. ("UFV Corinto") (2)	9	2	(3)	-	(8)	-
UFV Manga Geração de Energia Elétrica Distribuída S.A. ("UFV Manga") (2)	12	2	(3)	-	(11)	-
UFV Bonfinópolis II Geração de Energia Elétrica Distribuída S.A. ("UFV Bonfinópolis II") (2)	6	1	(1)	-	(6)	-
UFV Lagoa Grande Geração de Energia Elétrica Distribuída S.A. ("UFV Lagoa Grande") (2)	15	2	(3)	-	(14)	-
UFV Lontra Geração de Energia Elétrica Distribuída S.A. ("UFV Lontra") (2)	18	2	(3)	-	(17)	-
UFV Mato Verde Geração de Energia Elétrica Distribuída S.A. ("UFV Mato Verde") (2)	6	1	(2)	-	(5)	-
UFV Mirabela Geração de Energia Elétrica Distribuída S.A. ("UFV Mirabela") (2)	4	1	(1)	-	(4)	-
UFV Porteirinha I Geração de Energia Elétrica Distribuída S.A. ("UFV Porteirinha I") (2)	5	1	(1)	-	(5)	-
UFV Porteirinha II Geração de Energia Elétrica Distribuída S.A. ("UFV Porteirinha II") (2)	7	1	(2)	-	(6)	-
UFV Brasilândia Geração de Energia Elétrica Distribuída S.A. ("UFV Brasilândia") (2)	15	3	(3)	-	(15)	-
Apolo I SPE Empreendimentos e Energia S.A. ("UFV Apolo I") (3)	6	-	-	-	(6)	-
Apolo II SPE Empreendimentos e Energia S.A. ("UFV Apolo I") (3)	6	1	-	-	(7)	-
Total	3,221	201	(256)	2	(108)	3,060

(1)	Indirect interest in the Belo Monte plant through these investees.
(2)

The amount presented in the “Others” column for these PV Plants results from the completion of the asset unbundling transaction carried out by CEMIG SIM in December 2025. Further details can be found in the section “Corporate reorganization of 11 PV Plants of CEMIG SIM” in this explanatory note.

(3)

On December 19, 2025, the acquisition of the remaining 51% of the shares of these Special Purpose Entities (SPEs) was completed, resulting in CEMIG SIM obtaining full control over these investees. Further details can be found in the section “Acquisition of 3 photovoltaic plants” of this explanatory note.

ANNUAL REPORT AND FORM 20-F | 2025	F-80

Investee	Dec. 31, 2023	Gain (loss) by equity method (Income statement)	Dividends	Additions	Others	Dec. 31, 2024
Hidrelétrica Cachoeirão	47	5	(7)	-	-	45
Guanhães Energia (1)	222	10	(12)	-	(48)	172
Hidrelétrica Pipoca	47	15	(8)	-	-	54
Paracambi (2)	112	19	(17)	-	(9)	105
Amazônia Energia (3)	819	(122)	-	-	-	697
Aliança Norte (3) (4)	536	(77)	-	1	(41)	419
Taesa	1,565	330	(280)	-	-	1,615
Aliança Geração (5)	1,172	31	(84)	-	(1,119)	-
UFV Janaúba Geração de Energia Elétrica Distribuída S.A. ("UFV Janaúba")	5	1	(1)	-	-	5
UFV Corinto Geração de Energia Elétrica Distribuída S.A. ("UFV Corinto")	8	2	(1)	-	-	9
UFV Manga Geração de Energia Elétrica Distribuída S.A. ("UFV Manga")	12	2	(2)	-	-	12
UFV Bonfinópolis II Geração de Energia Elétrica Distribuída S.A. ("UFV Bonfinópolis II")	5	2	(1)	-	-	6
UFV Lagoa Grande Geração de Energia Elétrica Distribuída S.A. ("UFV Lagoa Grande")	15	2	(2)	-	-	15
UFV Lontra Geração de Energia Elétrica Distribuída S.A. ("UFV Lontra")	18	2	(2)	-	-	18
UFV Mato Verde Geração de Energia Elétrica Distribuída S.A. ("UFV Mato Verde")	6	1	(1)	-	-	6
UFV Mirabela Geração de Energia Elétrica Distribuída S.A. ("UFV Mirabela")	5	-	(1)	-	-	4
UFV Porteirinha I Geração de Energia Elétrica Distribuída S.A. ("UFV Porteirinha I")	4	2	(1)	-	-	5
UFV Porteirinha II Geração de Energia Elétrica Distribuída S.A. ("UFV Porteirinha II")	7	1	(1)	-	-	7
UFV Brasilândia Geração de Energia Elétrica Distribuída S.A. ("UFV Brasilândia")	15	2	(2)	-	-	15
Apolo I SPE Empreendimentos e Energia S.A. ("UFV Apolo I")	6	-	-	-	-	6
Apolo II SPE Empreendimentos e Energia S.A. ("UFV Apolo I")	6	-	-	-	-	6
Itaocara (6)	-	(4)	-	15	(11)	-
Total	4,632	224	(423)	16	(1,228)	3,221

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

ANNUAL REPORT AND FORM 20-F | 2025	F-81

Investee	Dec. 31, 2022	Gain (loss) by equity method (Income statement)	Dividends	Additions / Acquisitions	(Others)	Dec. 31, 2023
Hidrelétrica Cachoeirão	47	12	(12)	-	-	47
Guanhães Energia	183	39	-	-	-	222
Hidrelétrica Pipoca	47	15	(15)	-	-	47
MESA (3)	10	(10)	-	-	-	-
FIP Melbourne (3)	8	22	-	-	(30)	-
Paracambi (former Lightger)	134	15	(26)	-	(11)	112
Baguari Energia (4)	160	12	(12)	-	(160)	-
Amazônia Energia (1)	886	(67)	-	-	-	819
Aliança Norte (1)	576	(40)	-	-	-	536
Taesa	1,549	278	(262)	-	-	1,565
Aliança Geração	1,194	136	(158)	-	-	1,172
Retiro Baixo (4)	185	5	-	-	(191)	(1)
UFV Janaúba Geração de Energia Elétrica Distribuída S.A. ("UFV Janaúba")	3	2	-	-	-	5
UFV Corinto Geração de Energia Elétrica Distribuída S.A. ("UFV Corinto")	8	1	(1)	-	-	8
UFV Manga Geração de Energia Elétrica Distribuída S.A. ("UFV Manga")	11	2	(1)	-	-	12
UFV Bonfinópolis II Geração de Energia Elétrica Distribuída S.A. ("UFV Bonfinópolis II")	5	-	-	-	-	5
UFV Lagoa Grande Geração de Energia Elétrica Distribuída S.A. ("UFV Lagoa Grande")	15	2	(2)	-	-	15
UFV Lontra Geração de Energia Elétrica Distribuída S.A. ("UFV Lontra")	18	2	(2)	-	-	18
UFV Mato Verde Geração de Energia Elétrica Distribuída S.A. ("UFV Mato Verde")	6	1	(1)	-	-	6
UFV Mirabela Geração de Energia Elétrica Distribuída S.A. ("UFV Mirabela")	4	1	-	-	-	5
UFV Porteirinha I Geração de Energia Elétrica Distribuída S.A. ("UFV Porteirinha I")	4	1	(1)	-	-	4
UFV Porteirinha II Geração de Energia Elétrica Distribuída S.A. ("UFV Porteirinha II")	7	1	(1)	-	-	7
UFV Brasilândia Geração de Energia Elétrica Distribuída S.A. ("UFV Brasilândia")	15	2	(2)	-	-	15
Apolo I SPE Empreendimentos e Energia S.A. ("UFV Apolo I")	7	-	-	-	(1)	6
Apolo II SPE Empreendimentos e Energia S.A. ("UFV Apolo I")	-	-	-	6	-	6
G2 Campo Lindo I Energia S.A. ("UFV Campo Lindo I") (2)	8	-	-	10	(18)	-
G2 Campo Lindo II Energia S.A. ("UFV Campo Lindo II") (2)	9	-	-	10	(18)	1
G2 Olaria I Energia S.A. ("UFV Olaria I") (2)	8	-	-	10	(18)	-
Total investments	5,107	432	(496)	36	(447)	4,632

Total	5,107	432	(496)	36	(447)	4,632

(1)	Indirect participation in Belo Monte Dam through these investees.
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

ANNUAL REPORT AND FORM 20-F | 2025	F-82

Movement in Dividends receivable

Balances at December 31, 2022	146
Dividends proposed by investees	496
Amounts received	(592)
Balances at December 31, 2023	50
Dividends proposed by investees	423
Withholding income tax on Interest on equity	(13)
Amounts received	(349)
Balances at December 31, 2024	111
Dividends proposed by investees	256
Withholding income tax on Interest on equity	(17)
Amounts received	(269)
Balances at December 31, 2025	81

ANNUAL REPORT AND FORM 20-F | 2025	F-83

The main balances for the affiliated and jointly controlled entities on December 31, 2025

2025	Taesa	Paracambi	Hidrelétrica Cachoeirão	Hidrelétrica Pipoca
Assets
Current	2,171	13	22	18
Cash and cash equivalents	489	6	17	9
Non-current	17,674	85	81	87
Total assets	19,845	98	103	105

Liabilities
Current	1,473	13	4	4
Loans	724	9	-	-
Non-current	10,671	13	10	-
Loans	8,630	13	-	-
Equity	7,702	73	89	101
Total liabilities and equity	19,846	99	103	105

Statement of income
Net sales revenue	2,118	67	30	29
Cost of sales	(498)	(25)	(19)	(18)
Depreciation and amortization	(5)	(9)	(3)	(4)
Gross income (loss)	1,620	42	11	11
General and administrative expenses	(296)	(1)	-	(1)
Finance income	419	1	(2)	1
Finance expenses	(1,846)	(3)	-	-
Operational income (loss)	(103)	39	9	11
Share of (loss) income, net, of subsidiaries and joint ventures	1,119	-	(1)	-
Income tax and social contribution tax	601	(2)	-	(1)
Net income (loss) for the year	1,617	37	8	10

Net income (loss) for the year	1,617	37	8	10
Comprehensive income (loss) for the year	1,617	37	8	10

ANNUAL REPORT AND FORM 20-F | 2025	F-84

2025	Aliança Norte	Guanhães Energia	Amazônia Energia
Assets
Current	1	14	-
Cash and cash equivalents	1	-	-
Non-current	725	372	793
Total assets	726	386	793

Liabilities
Current	-	16	-
Loans	-	-	-
Non-current	8	10	9
Loans	-	-	-
Equity	718	360	784
Total liabilities and equity	726	386	793

Statement of income
Net sales revenue	-	-	-
Cost of sales	-	(1)	-
Depreciation and amortization	-	-	-
Gross income (loss)	-	(1)	-
General and administrative expenses	-	-	-
Finance income	-	1	-
Finance expenses	-	-	-
Operational income (loss)	-	-	-
Share of (loss) income, net, of subsidiaries and joint ventures	(139)	9	(151)
Income tax and social contribution tax	-	(1)	-
Net income (loss) for the year	(139)	8	(151)

Net income (loss) for the year	(139)	8	(151)
Comprehensive income (loss) for the year	(139)	8	(151)

ANNUAL REPORT AND FORM 20-F | 2025	F-85

The main balances for the affiliated and jointly controlled entities on December 31, 2024

2024	Taesa	Paracambi	Hidrelétrica Cachoeirão	Hidrelétrica Pipoca
Assets
Current	2,316	12	11	21
Cash and cash equivalents	608	4	5	15
Non-current	16,266	95	84	94
Total assets	18,582	107	95	115

Liabilities
Current	1,984	11	3	4
Loans	4	9	-	1
Non-current	9,353	22	-	-
Loans	95	22	-	-
Equity	7,246	74	92	110
Total liabilities and equity	18,583	107	95	114

Statement of income
Net sales revenue	2,227	63	37	45
Cost of sales	463	13	25	1
Depreciation and amortization	4	4	-	4
Gross income (loss)	2,690	76	62	46
General and administrative expenses	273	2	-	2
Finance income	426	2	1	-
Finance expenses	1,742	3	-	-
Operational income (loss)	5,131	83	63	48
Share of (loss) income, net, of subsidiaries and joint ventures	1,212	-	-	-
Income tax and social contribution tax	312	3	-	2
Net income (loss) for the year	6,655	86	63	50

Net income (loss) for the year	6,655	86	63	50
Comprehensive income (loss) for the year	6,655	86	63	50

ANNUAL REPORT AND FORM 20-F | 2025	F-86

2024	Aliança Norte	Guanhães Energia	Amazônia Energia
Assets
Current	1	24	-
Cash and cash equivalents	1	9	-
Non-current	907	356	991
Total assets	908	380	991

Liabilities
Current	-	16	-
Loans	-	-	-
Non-current	9	13	1
Loans	-	-	-
Equity	899	352	98
Total liabilities and equity	908	381	99

Statement of income
Net sales revenue	-	-	117
Cost of sales	-	-	-
Depreciation and amortization	-	-	-
Gross income (loss)	-	-	117
General and administrative expenses	109	-	1
Finance income	-	1	-
Finance expenses	-	-	-
Operational income (loss)	109	1	118
Share of (loss) income, net, of subsidiaries and joint ventures	-	23	-
Income tax and social contribution tax	-	-	-
Net income (loss) for the year	109	24	118

Net income (loss) for the year	109	24	118
Comprehensive income (loss) for the year	109	24	118

ANNUAL REPORT AND FORM 20-F | 2025	F-87

The main balances for the affiliated and jointly controlled entities on December 31, 2023

2023	Taesa	Paracambi (formely Lightger)	Hidrelétrica Cachoeirão	Hidrelétrica Pipoca	Aliança Norte (1)
Assets
Current	2,745	24	11	11	-
Cash and cash equivalents	1,144	17	7	6	-
Non-current	14,833	100	86	95	1,015
Total assets	17,578	124	97	106	1,015

Liabilities
Current	1,617	11	7	8	-
Loans	-	9	-	7	-
Non-current	9,282	30	-	1	8
Loans	368	30	-	1	-
Equity	6,679	83	90	97	1,007
Total liabilities and equity	17,578	124	97	106	1,015

Statement of income
Net sales revenue	1,345	60	38	46	-
Cost of sales	(196)	(16)	(15)	(12)	-
Depreciation and amortization	(6)	(12)	(4)	(4)	-
Gross income (loss)	1,149	44	23	34	-
General and administrative expenses	(179)	(2)	-	(1)	(77)
Finance income	370	7	3	3	-
Finance expenses	(1,623)	(4)	-	(1)	-
Operational income (loss)	(283)	45	26	35	(77)
Share of (loss) income, net, of subsidiaries and joint ventures	1,181	-	-	-	-
Income tax and social contribution tax	470	(4)	(2)	(3)	-
Net income (loss) for the year	1,368	41	24	32	(77)

Comprehensive income (loss) for the year
Net income (loss) for the year	1,368	41	24	32	(77)
Comprehensive income (loss) for the year	1,368	41	24	32	(77)

(1)	At the year ended December 31, 2023, Company has assessed all relevant aspects related to going concern and no triggers of impairment were found.

ANNUAL REPORT AND FORM 20-F | 2025	F-88

2023	Guanhães Energia	Amazônia Energia	Aliança Geração	Usina Hidrelétrica Itaocara S.A.
Assets
Current	1,534	-	583	3
Cash and cash equivalents	112	-	348	3
Non-current	4,735	1,108	3,701	12
Total assets	6,269	1,108	4,284	15

Liabilities
Current	143	8	829	-
Loans	69	-	180	-
Non-current	1,151	-	1,767	-
Loans	941	-	993	-
Equity	4,975	1,100	1,688	15
Total liabilities and equity	6,269	1,108	4,284	15

Statement of income
Net sales revenue	60	-	1,149	-
Cost of sales	(39)	-	(472)	(1)
Depreciation and amortization	(21)	-	(131)	-
Gross income (loss)	21	-	677	(1)
General and administrative expenses	-	-	(51)	-
Finance income	15	-	50	-
Finance expenses	(10)	-	(171)	-
Operational income (loss)	26	-	505	(1)
Share of (loss) income, net, of subsidiaries and joint ventures	-	(83)	23	-
Income tax and social contribution tax	(7)	-	(170)	-
Net income (loss) for the year	19	(83)	358	(1)

Comprehensive income (loss) for the year
Net income (loss) for the year	19	(83)	358	(1)
Comprehensive income (loss) for the year	19	(83)	358	(1)

ANNUAL REPORT AND FORM 20-F | 2025	F-89

Amazônia Energia S.A. and Aliança Norte Energia S.A.

Amazônia Energia and Aliança Norte are shareholders of Norte Energia S.A. (‘NESA’), which holds the concession to operate the Belo Monte Hydroelectric Plant. Through the jointly controlled entities referred to above, CEMIG GT owns an indirect equity interest in NESA of 11.69%.

On December 31, 2025, NESA has negative net working capital of R$84 (R$217 on December 31, 2024). According to the estimates and projections, the situation of negative net working capital, and the future demands for investments in the hydroelectric plant, will be supported by revenues from future operations.

On September 21, 2015, NESA was awarded a preliminary injunction ordering ANEEL to abstain from applying penalties or sanctions to NESA in relation to the delay in Belo Monte Hydroelectric Plant to start operations, until the hearing of the application for an injunction made in the original case. NESA management, supported by their legal advisers, have classified the probability of loss as ‘possible’ and estimated the potential loss on December 31, 2025 to R$3,031 (R$3,053 on December 31, 2024). The potential impact for the Company is limited to its investment interest in NESA.

Acquisition by CEMIG Sim

In December 2025, CEMIG SIM completed two corporate transactions (Corporate reorganization of 11 PV plants and acquisition of 3 photovoltaic plants), which are detailed in the following sections of this explanatory note.

Corporate reorganization of 11 UFV plants

On December 2, 2025, CEMIG SIM completed the asset unbundling transaction with Mori Energia Holding S.A. (“Mori”), a wholly owned subsidiary of Comerc Energia S.A. (“Comerc”), with whom it jointly held a 49% equity interest in 11 distributed‑generation photovoltaic plants (“UFVs”), with an installed capacity of 53.7 MWp.

The transaction was carried out through the execution of two Share Purchase Agreements (“SPAs”): one in which CEMIG SIM acted as the seller, for an amount of R$106, corresponding to its 49% equity interests in 5 Special Purpose Entities (SPEs); and another in which CEMIG SIM acted as the buyer, for an amount of R$105, corresponding to 51% of the shares of 6 SPEs. Settlement took place through netting of the amounts between the two transactions. The sale of the 5 plants resulted in a gain of R$60.

Upon completion of the transaction, CEMIG SIM obtained control of 6 PV plants totaling 27.0 MWp.

The related accounting effects are presented in the next section.

Acquisition cost	UFV Brasilândia	UFV Lagoa Grande	UFV Mato Verde	UFV Mirabela	UFV Porteirinha I	UFV Porteirinha II	Total
Equity value at 100%	29	28	13	10	12	14	106
Fair value uplift on net assets	28	28	14	9	12	13	104
Fair value of net assets	57	56	27	19	24	27	210
(-) Fair value of the previously held 49% interest	(28)	(28)	(13)	(10)	(12)	(13)	(104)
Bargain purchase gain	-	(1)	-	-	-	(1)	(2)
Total amount of consideration transferred	29	28	14	9	12	13	105

ANNUAL REPORT AND FORM 20-F | 2025	F-90

As required by IFRS 3, the Company remeasured its previously held interest at fair value, recognizing the resulting difference in profit or loss for the period, as shown below:

	UFV Brasilândia	UFV Lagoa Grande	UFV Mato Verde	UFV Mirabela	UFV Porteirinha I	UFV Porteirinha II	Total
Fair value of the previously held 49% equity interest	28	28	13	10	12	13	104
Carrying amount of the previously held 49% interest	14	14	6	4	5	7	50
Gain from remeasurement of the previously held interest	14	14	7	6	7	6	54

The summary of the fair value measurement of the assets and liabilities acquired is as follows:

	UFV Brasilândia	UFV Lagoa Grande	UFV Mato Verde	UFV Mirabela	UFV Porteirinha I	UFV Porteirinha II
Assets current
Cash and cash equivalents	4	7	2	2	2	3
Other assets	4	4	2	1	2	2
Assets non-current
Property, plant and equipment	22	19	9	7	10	10
Liabilites current
Other liabilities	-	-	-	-	(1)	-
Liabilites non - curent
Provision for decommissioning	(1)	(1)	-	-	-	(1)
Equity position as of November 30, 2025	29	28	13	10	12	14
Fair value of the intangible asset acquired (1)	28	28	14	9	12	12
Fair value of identifiable net assets	57	56	27	19	24	26

(1) The Intangible Asset related to the Concession Right of the acquirees was identified and measured using the MPEEM – Multi‑Period Excess Earnings Method, and is associated with the right to operate the photovoltaic plants.

Acquisition of 3 photovoltaic plants

On December 19, 2025, CEMIG SIM acquired 100% of the shares of Hera Energia e Empreendimentos Imobiliários Ltda. (“Hera”) for R$38.

On the same date, CEMIG SIM acquired the remaining 51% equity interests in Apolo 1 SPE Empreendimentos e Energia S.A. (“Apolo 1”) and Apolo 2 SPE Empreendimentos e Energia S.A. (“Apolo 2”) for R$15, having previously held 49% in each entity; these acquisitions resulted in obtaining control and were accounted for as business combinations achieved in stages, including remeasurement of the previously held interests at fair value with the resulting gain recognized in the statement of income.

The table below summarizes the accounting effects of the acquisitions, including the fair value uplift on net assets, the remeasurement of the previously held interest and the resulting bargain purchase gain.

Acquisition cost	Apolo 1	Apolo 2	Hera	Total
Equity value at 100%	10	10	26	46
Fair value uplift on net assets	11	11	19	41
Fair value of net assets	21	21	45	87
(-) Fair value of the previously held 49% interest	(10)	(10)	-	(20)
Bargain purchase gain	(1)	(2)	(8)	(11)
Total amount of consideration transferred	9	9	38	56

ANNUAL REPORT AND FORM 20-F | 2025	F-91

As required by IFRS 3, the Company remeasured its previously held interest at fair value, recognizing the resulting difference in profit or loss for the period, as shown below:

	Apolo 1	Apolo 2	Total
Fair value of the previously held 49% equity interest	10	10	20
Carrying amount of the previously held 49% interest	6	6	12
Gain from remeasurement of the previously held interest	4	4	8

The summary of the fair value measurement of the assets and liabilities acquired is as follows:

	UFV Apolo I	UFV Apolo II	Hera
Assets current
Cash and cash equivalents	2	2	-
Other assets	1	-	-
Assets non-current
Property, plant and equipment	7	8	27
Equity position as of November 30, 2025	10	10	26
Fair value of the intangible asset acquired (1)	11	11	19
Fair value of identifiable net assets	21	21	45

(1) The Intangible Asset related to the Concession Right of the acquirees was identified and measured using the MPEEM – Multi‑Period Excess Earnings Method, and is associated with the right to operate the photovoltaic plants.

Effect on the consolidated financial statements

The table below presents the amounts of net revenue and net income that were reflected in the consolidated financial statements, as well as the amounts that would have been reflected had the business combinations occurred on January 1, 2025.

Consolidated revenue for 2025	42,784
Consolidated net income for 2025	4,921
Revenue reported in the consolidated statements	3
Net income recognized in the consolidated financial statements	2

Risks related to compliance with laws and regulations

Investigations

There was an ongoing public civil inquiry conducted by the Public Prosecutor’s Office of the State of Minas Gerais, aimed at identifying any potential irregularities in CEMIG GT’s investment in Guanhães Energia. After carrying out the pertinent investigative procedures, and considering the conclusions of the Economic Technical Report prepared by the technical unit of the Public Prosecutor’s Office, the authority concluded that no harm to the public treasury was identified, nor were there indications of any other act of administrative misconduct. Accordingly, the inquiry was closed on February 26, 2025.

ANNUAL REPORT AND FORM 20-F | 2025	F-92

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

ANNUAL REPORT AND FORM 20-F | 2025	F-93

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

ANNUAL REPORT AND FORM 20-F | 2025	F-94

10.   RELATED PARTY TRANSACTIONS

The relationships between CEMIG and its investees are described in the investment note (No. 14). The main consolidated balances and transactions, as well as the main conditions relating to the Company's business with related parties, are shown below:

Transactions with energy

COMPANY	ASSETS		LIABILITIES		REVENUES		EXPENSES
	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024	2025	2024	2025	2024
Norte Energia	-	-	34	33	-	-	(303)	(290)
Paracambi	-	-	3	3	-	-	(32)	(31)
Hidrelétrica Pipoca	-	-	-	4	-	-	(1)	(46)
Guanhães	-	-	-	-	-	-	(1)	-

(1)	This company was a Related Party of the Company until August 13, 2024, when the process of its sale to Vale S.A. was completed. For more details see Note 31.

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

Charges

COMPANY	ASSETS		LIABILITIES		REVENUES		EXPENSES
	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024	2025	2024	2025	2024
Connection charges
Taesa	-	-	-	-	-	-	(1)	(5)
Transmission charges
Norte Energia	10	9	-	-	35	33	-	-
Taesa	-	-	7	11	-	-	(145)	(146)

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

Customers and traders

COMPANY	ASSETS		LIABILITIES		REVENUES		EXPENSES
	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024	2025	2024	2025	2024
Governo do Estado de Minas Gerais	11	11	-	-	233	231	-	-

ANNUAL REPORT AND FORM 20-F | 2025	F-95

The “Customers and Traders” balance that the Company holds with the controlling entity refers to sale of electricity to the government of Minas Gerais State – the price of the supply is that decided by ANEEL through a Resolution which decides the Company’s annual tariff adjustment.

Provision of services

COMPANY	ASSETS		LIABILITIES		REVENUES		EXPENSES
	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024	2025	2024	2025	2024
Guanhães	2	1	-	-	2	2	-	-
Paracambi	-	-	-	-	1	1	-	-
Taesa	1	1	-	-	2	2	-	-

The balances for services rendered refer to contracts for the provision of operation and maintenance services for power plants, transmission networks and distribution networks.

Accounts Receivable

COMPANY	ASSETS		LIABILITIES		REVENUES		EXPENSES
	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024	2025	2024	2025	2024
Governo do Estado de Minas Gerais	13	13	-	-	-	-	-	-

This refers to the recalculation of the monetary correction of amounts related to advance for future capital increase returned to the State of Minas Gerais. These receivables are guaranteed by the retention of dividends or interest on equity distributed to the State, in proportion to its participation, while the delay and/or default persists.

Provision of legal services

COMPANY	ASSETS		LIABILITIES		REVENUES		EXPENSES
	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024	2025	2024	2025	2024
Guanhães Energia	-	-	10	17	-	-	-	-
CEMIG D	-	-	6	10	-	-	-	-
Governo do Estado de Minas Gerais	18	27	-	-	-	-	-	-

ANNUAL REPORT AND FORM 20-F | 2025	F-96

This refers to an agreement entered into between the State of Minas Gerais and Companhia Energética de Minas Gerais (CEMIG), together with the following signatory companies: Alpargatas, Guanhães and CEMIG Distribuição. On December 21, 2012, the State of Minas Gerais executed Contract No. 021/2012 for the construction of works and the provision of services related to energy infrastructure in the state of Minas Gerais, and contracted Companhia Energética de Minas Gerais to carry out the works.

The works were executed by CEMIG Distribuição for the benefit of Alpargatas and Guanhães, without the timely transfer of financial resources from the State of Minas Gerais to CEMIG, which resulted in disbursements by CEMIG Distribuição, the entity responsible for executing the works, and by Guanhães Energia. CEMIG Distribuição disbursed funds to complete the works benefiting Alpargatas, and Guanhães disbursed funds to complete the works from which the company itself was the beneficiary.

On June 14, 2024, a pre‑procedural conciliation was held among the companies involved, during which the State agreed to pay R$32 to CEMIG in 36 successive installments, starting in July 2024, in the amount of R$0.9 each, with a base date of May 2024. As part of the agreement reached, CEMIG became responsible for transferring the amounts due to Guanhães Energia and CEMIG Distribuição (through a power of attorney issued by Alpargatas in favor of CEMIG Distribuição).

Interest on Equity, and dividends

COMPANY	ASSETS		LIABILITIES		REVENUES		EXPENSES
	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024	2025	2024	2025	2024
Taesa	77	111
Guanhães	3	-	-	-	-	-	-	-

FIC Pampulha

COMPANY	ASSETS		LIABILITIES		REVENUES		EXPENSES
	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024	2025	2024	2025	2024
Current
Cash and cash equivalents	38	159	-	-	-	-	-	-
Marketable securities	413	357	-	-	30	16	-	-
Non-current
Marketable securities	-	135	-	-	-	-	-	-

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

ANNUAL REPORT AND FORM 20-F | 2025	F-97

Leasing

COMPANY	ASSETS		LIABILITIES		REVENUES		EXPENSES
	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024	2025	2024	2025	2024
Current
Operating leasing	-	-	19	19	-	-	22	(25)
Non-current
Operating leasing	180	180	199	195	-	-	-	-

This is a contract with Fundação Forluminas de Seguridade Social (Forluz), the closed private pension fund (Entidade Fechada de Previdência Complementar – EFPC) of employees of the CEMIG Group, the owner of the building (the Júlio Soares Building).

Post-employment benefit

The Company has contractual obligations with a group of retired former employees, under which it is responsible for ensuring the funding of a supplementary pension plan, called Forluz, and the funding of a health care plan, called CEMIG Saúde.

With the settlement of the post‑employment obligation related to the Integrated Health Program (PSI) and the Dental Program (POD), the Company ceased to recognize any future actuarial obligation associated with these benefits, extinguishing the corresponding liability. Further information is provided in Note 23.

The main conditions related to post‑employment benefits are indicated below:

COMPANY	ASSETS		LIABILITIES		REVENUES		EXPENSES
	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024	2025	2024	2025	2024
FORLUZ
Current
Post-employment obligations (1)	-	-	400	53	-	-	(210)	(214)
Supplementary pension contributions - Defined contribution plan (2)	-	-	-	-	-	-	(91)	(89)
Administrative running costs (3)	-	-	-	-	-	-	(42)	(40)
Non-current
Post-employment obligations (1)	-	-	1,672	1,648	-	-	-	-

CEMIG Saúde
Current
Health Plan and Dental Plan (4)	-	-	-	208	-	-	(305)	(274)
Non-current
Health Plan and Dental Plan (4)	-	-	-	2,396	-	-	-	-
(1)

Forluz's contracts are adjusted by the Broad National Consumer Price Index - IPCA of the Brazilian Institute of Geography and Statistics - IBGE, plus interest of 0% per year and will be amortized until 2031;

(2)	Company's contributions to the Pension Fund regarding the employees participating in the Mixed Plan and calculated over monthly remunerations in conformity with the Fund's regulation;
(3)	Funds for the annual administrative funding of the Pension Fund in accordance with the specific legislation for the sector. The amounts are estimated as a percentage of the Company's payroll;
(4)	Post-employment obligations related to the employees' health and dental plan.

ANNUAL REPORT AND FORM 20-F | 2025	F-98

Guarantees on loans and debentures

CEMIG has provided guarantees on Loans and debentures of the following related parties - not consolidated in the financial statements because they relate to jointly controlled entities:

Related party	Type	Objective	2025	Maturity
Norte Energia (NESA) (1)	Surety	Financing	2,503	2042
Norte Energia S.A (NESA)/Light (2)	Counter-guarantee	Financing	72	2042
Norte Energia (NESA)	Surety	Debentures	684	2030
			3,259

(1)	Related to Norte Energia loans.
(2)	Counter-guarantee to Light, related to execution of guarantees of the Norte Energia loans.

On December 31, 2025, Management evaluate that there is no need to recognize any provisions in the Company’s financial statements for the purpose of meeting any obligations arising under these sureties and/or guarantees.

Remuneration of key management personnel

The total remuneration of key personnel, comprising the Executive Board, the Fiscal Council, the Audit Committee and the Board of Directors, are within the limits approved at a General Shareholders’ Meeting, and the effects on the Statement of income of the year ended December 31, 2025, 2024 and 2023, are as follows:

	2025	2024	2023
Remuneration	35	34	29
Income sharing	14	8	7
Pension plans	2	2	2
Total	51	44	38

ANNUAL REPORT AND FORM 20-F | 2025	F-99

11. ASSETS HELD FOR SALE AND DERECOGNITION OF ASSET

11.1   ASSETS CLASSIFIED AS HELD FOR SALE

The breakdown of assets classified as held for sale, measured at book value, is as follows:

	Dec. 31, 2025	Dec. 31, 2024
Property, Plant and Equipment, Intangible Assets – Plants	-	20
Financial assets – Generation – Concession grant fee	-	37
	-	57

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

11.2   DERECOGNITION OF ASSET

a)        Process of sale of 15 SHPs/HPPs

On March 17, 2023, CEMIG GT published the public notice for the public auction aimed at the divestment of 15 SHPs/Small Hydroelectric Generating Plants (SHPs/HPPs), of which 12 assets belonged to CEMIG GT and 3 belonged to Horizontes Energia S.A., a wholly‑owned subsidiary of CEMIG GT.

The divestment process of the assets to Mang Participações e Agropecuária LTDA, the winning bidder in the auction held on August 10, 2023, was completed on February 29, 2024, after all precedent conditions of the Asset Purchase and Sale Agreement (CCVA) had been fulfilled. The amount received from the sale was R$101 million.

The divestment aimed to comply with the Company’s strategic planning guidelines, which call for the optimization of the asset portfolio, seeking to improve operational efficiency and capital allocation.

In January 2025, a ruling was issued upholding the Popular Action filed against the public auction’s sale notice for the divestment of the 15 SHPs/CGHs.

ANNUAL REPORT AND FORM 20-F | 2025	F-100

In March 2025, a new ruling was issued declaring the previous ruling null and void. Therefore, the judgment that had upheld the Popular Action filed against the notice was set aside. CEMIG will continue to act in the proceeding, which will lead to a new ruling on the merits.

To date, there have been no impacts on the Company’s Financial Statements arising from the judicial decisions.

Onerous transfer of 4 SHP/HPPs

On September 23, 2024, the public notice was republished for the public auction aimed at the onerous transfer of the right to operate electric power generation services of 4 SHP/HPPs, being 1 SHP owned by CEMIG GT and 3 HPPs owned by its wholly‑owned subsidiaries CEMIG Geração Sul, CEMIG Geração Leste and CEMIG Geração Oeste.

On December 5, 2024, CEMIG GT conducted the public auction on B3, with the winning bid submitted by Âmbar Hidroenergia LTDA in the amount of R$52, representing a premium of 78.8% over the minimum price of R$29.

On February 21, 2025, CEMIG GT and its subsidiaries CEMIG Geração Leste, CEMIG Geração Oeste and CEMIG Geração Sul signed the CCVA with Âmbar Hidroenergia LTDA, the winning bidder.

On May 23, 2025, the Court of Justice of the State of Minas Gerais suspended, until the final and unappealable judgment of the merits, the injunction granted in the Public Civil Action filed against the notice and contract related to the auction for the divestment of these plants, restoring the effects of the Auction held on December 5, 2024.

On October 16, 2025, CEMIG GT and its wholly‑owned subsidiaries concluded the onerous transfer of the Machado Mineiro, Sinceridade, Martins and Marmelos plants, after all precedent conditions of the Onerous Transfer Agreement had been fulfilled. The amount received from the divestment was R$52.

This Onerous Transfer was carried out to comply with the guidelines of CEMIG’s Strategic Planning, which calls for portfolio optimization and operational efficiency, with improved capital allocation through the divestment of small‑scale assets.

As a result of the completion of the transaction, the Company recognized the following accounting effects in October 2025:

Total sales price	52
Value of the asset held for sale until the closing of the transaction	(64)
Capital loss on derecognition of asset	(12)

ANNUAL REPORT AND FORM 20-F | 2025	F-101

12.  CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of balances in bank current accounts and short-term highly liquid investments subject to an insignificant risk of change in value, held to meet the short-term cash management of the Company and its subsidiaries.

	Index	Average rate per year		Dec. 31, 2025	Dec. 31, 2024
		Dec. 31, 2025	Dec. 31, 2024
Bank accounts				272	269
Cash equivalents
Bank certificates of deposit (CDBs) (1)	CDI	70% to 111%	80% to 111%	1,592	1,470
Overnight (2)	Pre-fixed	14.60% to 14.90%	11.91% to 12.15%	38	159
				1,630	1,629
Total				1,902	1,898

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

Note 19 discloses (i) the exposure of the Company and its subsidiaries to interest rate risks (ii) the sensitivity analysis for financial assets and liabilities and (iii) the material accounting policies. Financial investments in a reserved investment fund are show in note 10.

ANNUAL REPORT AND FORM 20-F | 2025	F-102

13.  MARKETABLE SECURITIES

	Index	Average rate per year		Dec. 31, 2025	Dec. 31, 2024
		Dec. 31, 2025	Dec. 31, 2024
Investments
Current
Bank deposit certificates	CDI	101.85% to 110%	-	347	-
Financial Notes – Banks	CDI	103.5% to 110.02%	104.2% to 112%	360	279
Treasury Financial Notes	Selic	15.11% to 15.12%	12.41% to 12.45%	47	72
Others				6	7
				760	358
Non-current
Financial Notes – Banks	CDI	103.5% to 110.02%	104.2% to 112%	-	135
				-	135
Total				760	493

The material accounting policies and classification of these securities are shown in note 19. Investments in marketable securities of related parties are shown in Note 10.

The Company and its subsidiaries consistently classify the income related to these securities as part of the cash flow of the operating activity, because they believe that this is the most appropriate presentation to properly reflect the activities.

ANNUAL REPORT AND FORM 20-F | 2025	F-103

14. RECEIVABLES FROM CUSTOMERS, TRADERS AND CONCESSION HOLDERS

	Balances not yet due	Up to 90 days past due	More than 91 up to 360 days past due	More than 361 days past due	Dec. 31, 2025	Dec. 31, 2024
Billed energy supply	1,712	735	502	1,172	4,121	3,734
Billed gas supply	91	25	265	-	381	395
Unbilled energy supply	1,201	-	-	-	1,201	1,288
Unbilled gas supply	20	-	-	-	20	25
Other concession holders – wholesale supply	37	50	1	-	88	100
Other concession holders – wholesale supply, unbilled	487	-	-	-	487	400
CCEE (Power Trading Chamber)	113	-	-	2	115	118
Concession Holders – power transport	38	29	19	75	161	213
Concession Holders – power transport, unbilled	480	-	-	-	480	428
(–) Expected credit losses	(123)	(24)	(118)	(682)	(947)	(851)
	4,056	815	669	567	6,107	5,850

Current assets					5,795	5,596
Non-current assets					312	254

The Company and its subsidiaries’ exposure to credit risk related to customers and traders is provided in Note 19.

The expected credit losses are considered to be sufficient to cover any potential losses in the realization of accounts receivable, and the breakdown by type of customers is as follows:

	Dec. 31, 2025	Dec. 31, 2024
Residential	419	331
Industrial	159	171
Commercial, services and others	242	216
Rural	38	37
Public authorities	18	20
Public lighting	2	2
Public services	7	21
Charges for use of the network (TUSD)	62	53
	947	851

ANNUAL REPORT AND FORM 20-F | 2025	F-104

Changes in the expected credit losses are as follows:

Balance as of December 31, 2022	820
Additions, net (note 3.3c)	174
Disposals	(127)
Balance as of December 31, 2023	867
Additions, net (note 3.3c)	268
Changes to estimate assumptions	(93)
Disposals	(191)
Balance as of December 31, 2024	851
Additions, net (note 3.3c)	161
Disposals	(65)
Balance as of December 31, 2025	947

Accounting policy

Accounts receivable from customers, traders and concession holders are initially recognized at the sales value of the energy supplied or the value of the gas supplied and are measured at amortized cost. These receivables are stated with the amount of sales tax included, net of the taxes withheld by the payers, which are recognized as recoverable taxes.

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

ANNUAL REPORT AND FORM 20-F | 2025	F-105

Estimations and judgments

Expected Credit Losses (ECL)

The adjustment for expected credit losses is recorded based on policies approved by Management.

For captive customers, CEMIG D adopts a simplified approach in its analysis, considering that the balances of its Accounts Receivable do not have significant financing components. The expected loss is estimated considering the average historical default rate over the total amount billed each month, based on 36 months of billing data for regular‑consumption customers and 18 months for irregular‑consumption customers, segregated by customers class and projected for the next 12 months considering the aging of invoices, including invoices still to be issued and unbilled amounts.

The expected credit losses for overdue accounts of customers who renegotiated their debt is measured based on the original invoice due date, with the new renegotiated terms not being considered. Expected credit losses are fully recognized for accounts overdue for more than 36 months.

A different rule is applied to receivables arising from irregular billing, due to their higher collection risk. The analysis is individualized: a level of solvency for the customers is calculated internally, and weighted in the measurement of the risk of loss.

For unbilled amounts, invoices not yet due, and/or invoices overdue by less than 12 months, expected credit loss provisions are measured based on potential default events or lifetime expected credit losses if the credit risk has increased significantly since initial recognition.

In the case of ECL estimation and the recognition of default for large customers, the assessment is judgmental (individualized analysis), mainly considering the history of the debt, existing collateral, and ongoing initiatives to recover the receivables.

For CEMIG GT and CEMIG Holding, the entire receivable balance is analyzed considering the historical behavior of the debt, ongoing negotiations, and real guarantees, with an individual assessment of debtors and of the initiatives underway for recovery. It is worth noting that no ECL is recorded for contracts executed with power traders, since energy delivery is conditioned on advance payment of the invoice or the provision of guarantees.

Gasmig also applies individualized analysis for estimating ECL for large customers, considering debt history, existing guarantees, and ongoing initiatives for credit recovery.

ANNUAL REPORT AND FORM 20-F | 2025	F-106

15.   LOANS AND DEBENTURES

Financing source	Principal maturity	Annual financial cost	Currency	Dec. 31, 2025			Dec. 31, 2024
				Current	Non-current	Total	Current	Non-current	Total
Cemig Geração e Transmissão
Loans	2026	SOFR + 0.53	U$$	224	-	224	-	-	-
Total of loans				224	-	224	-	-	-
Cemig Distribuição
Debentures - 3rd Issue - 3rd Series	2025	IPCA + 5.10%	R$	-	-	-	334	-	334
Debentures - 7th Issue - 2nd Series	2026	IPCA + 4.10%	R$	1,067	-	1,067	1,026	1,023	2,049
Debentures - 8th Issue - 1st Series	2027	CDI + 1.35%	R$	3	500	503	3	500	503
Debentures - 8th Issue - 2nd Series	2029	IPCA + 6.10%	R$	2	579	581	1	556	557
Debentures - 9th Issue - Single series	2026	CDI + 2.05%	R$	1,019	-	1,019	1,030	1,000	2,030
Debentures - 10th Issue - 1st Series	2029	CDI + 0.80%	R$	23	400	423	17	400	417
Debentures - 10th Issue - 2nd Series	2034	IPCA + 6.15%	R$	40	1,728	1,768	38	1,659	1,697
Debentures - 11th Issue - 1st Series	2031	CDI + 0.55%	R$	44	1,000	1,044	29	1,000	1,029
Debentures - 11th Issue - 2nd Series	2036	IPCA + 6.58%	R$	30	1,592	1,622	25	1,528	1,553
Debentures - 12th Issue - 1nd Series	2032	CDI + 0.86%	R$	74	1,640	1,714	-	-	-
Debentures - 12th Issue - 2nd Series	2040	IPCA + 7.5467%	R$	19	884	903	-	-	-
Debentures - 13th Issue - 1nd Series	2030	CDI+0.64%	R$	35	1,143	1,178	-	-	-
Debentures - 13th Issue - 2nd Series	2032	CDI+0.80%	R$	24	752	776	-	-	-
Debentures - 14th Issue - 1nd Series	2037	IPCA+6.79%	R$	16	2,012	2,028	-	-	-
Debentures - 14th Issue - 2nd Series	2040	IPCA+6.65%	R$	4	503	507	-	-	-
				2,400	12,733	15,133	2,503	7,666	10,169
Gasmig
Debentures - 8th Issue - Single series	2031	IPCA + 5.27%	R$	156	780	936	146	880	1,026
Debentures - 9th Issue - Single series	2029	CDI + 0.47%	R$	1	200	201	-	200	200
Debentures - 10th Issue - Single series	2035	IPCA + 6.50%	R$	1	301	302	-	-	-
				158	1,281	1,439	146	1,080	1,226
Cemig Geração e Transmissão
Debentures - 9th Issue - 1st Series	2027	CDI + 1.33%	R$	236	233	469	237	467	704
Debentures - 9th Issue - 2nd Series	2029	IPCA + 7.63%	R$	1	345	346	1	331	332
Debentures - 10th Issue - Single series	2030	CDI + 0.64%	R$	28	625	653	-	-	-
Debentures - 11th Issue - 1nd Series	2037	IPCA+6.79%	R$	8	1,006	1,014	-	-	-
Debentures - 11th Issue - 2nd Series	2040	IPCA+6.65%	R$	5	503	508	-	-	-
				278	2,712	2,990	238	798	1,036

(-) Discount on the issuance of debentures (1)				(2)	(11)	(13)	(3)	(3)	(6)
(-) Transaction costs				(6)	(301)	(307)	(7)	(138)	(145)
Total, debentures				2,828	16,414	19,242	2,877	9,403	12,280
Total				3,052	16,414	19,466	2,877	9,403	12,280

(1)	Discount on the sale price of the 2nd series of the Seventh issue of CEMIG Distribuição.

The debentures issued by the subsidiaries are non-convertible, there are no agreements for renegotiation, nor debentures held in treasury.

The nominal and real costs of the Company's debt are 13.01% p.a. and 8.06% p.a. on December 31, 2025, respectively, and 12.64% p.a. and 7.66% p.a. on December 31, 2024, respectively.

ANNUAL REPORT AND FORM 20-F | 2025	F-107

a)        Debentures issues

Throughout the 2025 fiscal year, debenture issuances were carried out by CEMIG GT, CEMIG D, and Gasmig, subscribed as follows:

Issuance	Quantity	Value (R$)	Financial settlement date	Rate (p.a.)	Term (days)	Principal maturity	Amortization	Credit risk rating (1)
Cemig Geração e Transmissão
10th Issuance – Single Series	625,000	625	3/18/2025	CDI + 0.64%	1,826	2030	48th and 60th months	‘AAA (bra)’
11th Issuance – 1st Series	1,000,000	1,000	11/18/2025	IPCA + 6.79%	4,383	2037	120th, 132nd and 144th months	‘AAA (bra)’
11th Issuance – 2nd Series	500,000	500	11/18/2025	IPCA + 6.65%	5,479	2040	120th, 132nd and 144th months	‘AAA (bra)’
Cemig Distribuição
12th Issuance – 1st Series	1,640,000	1,640	3/18/2025	CDI + 0.86%	2,557	2032	72nd and 84th months	‘AAA (bra)’
12th Issuance – 2nd Series	860,000	860	3/18/2025	IPCA + 7.5467%	5,479	2040	156th, 168th and 180th months	‘AAA (bra)’
13th Issuance – 1st Series	1,143,000	1,143	4/11/2025	CDI + 0.64%	1,831	2030	48th and 60th months	‘AAA (bra)’
13th Issuance – 2nd Series	752,000	752	4/11/2025	CDI + 0.80%	2,562	2032	72nd and 84th months	‘AAA (bra)’
14th Issuance – 1st Series	2,000,000	2,000	11/18/2025	IPCA + 6.79%	4,383	2037	120th, 132nd and 144th months	‘AAA (bra)’
14th Issuance – 2nd Series	500,000	500	11/18/2025	IPCA + 6.65%	5,479	2040	156th, 168th and 180th months	‘AAA (bra)’
Gasmig
10th Issuance – Single Series	300,000	300	11/28/2025	IPCA + 6.50%	3,649	2035	96th, 108th and 120th months	“AA+(bra)”

(1) Credit risk rating assigned by Fitch Ratings to the Issuance.

ANNUAL REPORT AND FORM 20-F | 2025	F-108

The proceeds from these issuances will be allocated to cash flow management, including, but not limited to, operational needs and the reimbursement of investments made, in accordance with the Framework for qualification as ‘Green Debentures’.

These issuances consisted of simple, non‑convertible debentures, unsecured (quirografárias), with additional surety guarantees provided by CEMIG.

International Loan under Law 4,131

On August 7, 2025, CEMIG GT entered into a credit facility with the U.S. bank Citibank, in the amount of US$40, equivalent to R$218 on the contract date.

The transaction was structured as a Floating Rate Loan, bearing interest at the Adjusted Dollar Interest Rate (reference rate), based on the Term SOFR (Secured Overnight Financing Rate) benchmark rate, plus a spread of 0.53% per annum, with maturity on August 11, 2026.

Information regarding the derivative financial instrument (swap transaction) contracted to hedge the debt service associated with the U.S. dollar‑denominated loan is disclosed in Note 19.

b)        Guarantees

The guarantees of the debt balance on loans and debentures, on December 31, 2025, were as follows:

Dec. 31, 2025
Promissory notes and sureties	224
Guarantee and receivables	1,065
Sureties	16,758
Unsecured	1,419
Total	19,466

c)             Composition and consolidated changes in debentures and loans

The company's debt has an average repayment period of 6.9 years. The consolidated breakdown of loans and debentures, by currency and index, considering their maturities, is as follows:

	2026	2027	2028	2029	2030	2031 onwards	Total
Currency
U.S. Dollar	224	-	-	-	-	-	224
Total by currency	224	-	-	-	-	-	224
Index
IPCA (1)	1,348	145	441	793	159	8,694	11,580
CDI (2)	1,487	800	300	1,117	1,384	2,892	7,980
Total by index	2,835	945	741	1,910	1,543	11,586	19,560
(-) Transaction costs	(6)	(3)	(9)	(14)	(6)	(269)	(307)
(-) Discount	(2)	-	-	-	-	(11)	(13)
Overall total	3,051	942	732	1,896	1,537	11,306	19,464

(1)	Expanded National Customer Price (IPCA) Index.
(2)	CDI: Interbank Rate for Certificates of Deposit.

ANNUAL REPORT AND FORM 20-F | 2025	F-109

The index used for monetary updating of Loans and debentures had the following variations:

Indexer	Accumulated change on 2025 (%)	Accumulated change on 2024 (%)
IPCA	4.26	4.83
CDI	14.26	10.83

The changes in loans and debentures are as follows:

Balance at December 31, 2022	10,580
Loans and debentures obtained	2,000
Transaction costs	(12)
Loans and debentures obtained, net	1,988
Monetary variation	148
Exchange rate variation	(277)
Accrued financial charges	1,083
Amortization of transaction cost	14
Financial charges paid	(1,026)
Amortization of loans and debentures	(2,679)
Balance at December 31, 2023	9,831
Loans and debentures obtained	4,700
Transaction costs	(118)
Loans and debentures obtained, net	4,582
Monetary variation	248
Exchange rate variation	464
Accrued financial charges	1,066
Amortization of transaction cost	20
Financial charges paid	(956)
Amortization of loans and debentures	(2,975)
Balance at December 31, 2024	12,280
Loans and debentures obtained	9,539
Transaction costs	(191)
(-) Discount on the issuance of debentures	(11)
Loans and debentures obtained, net	9,337
Monetary variation	286
Exchange rate variation	2
Accrued financial charges	1,618
Amortization of transaction cost	28
Financial charges paid	(1,387)
Amortization of loans and debentures	(2,698)
Balance at December 31, 2025	19,466

ANNUAL REPORT AND FORM 20-F | 2025	F-110

d)            Capitalized financial charges

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

The subsidiaries CEMIG D and Gasmig considered the costs of loans and debentures linked to construction in progress as construction costs of intangible and concession contract assets, as follows:

	2025	2024	2023
Costs of loans and debentures	1,618	1,066	1,083
Financing costs on intangible assets and contract assets (1)	(115)	(77)	(70)
Net effect in Profit or loss	1,503	989	1,013

(1)	The average capitalization rate in 2025 was 12.26% (11.13% in 2024).

The amounts of the capitalized borrowing costs have been excluded from the statement of cash flows, in the additions to cash flow of investment activities, as they do not represent an outflow of cash for acquisition of the related asset.

e)        Restrictive contractual clauses – “Covenants”

There are early maturity clauses for cross-default in the event of non-payment by CEMIG GT or by the Company, of any pecuniary obligation with individual or aggregate value greater than R$50 (‘cross default’).

ANNUAL REPORT AND FORM 20-F | 2025	F-111

The Company has contracts with financial covenants as follows:

Title - Security	Covenant	Ratio required - Issuer	Ratio required CEMIG (guarantor)	Compliance required
Cemig Geração e Transmissão
9th Debenture Issue(1)	Net debt / Adjusted Ebitda (2)	3.5 or less	3.0 from Dec. 31, 2022 to June 30, 2026 and 3.5 from Dec. 31, 2026 onwards	Semi-annual
10th Debenture Issue	Net debt / Adjusted Ebitda	Less than or equal to 3.5 from June 30, 2025 to June 30, 2029; Less than or equal to 4.0 from June 30, 2029 onwards	Less than or equal to 3.0 until June 30, 2026; Less than or equal to 3.5 from July 1, 2026 to December 31, 2029; Less than or equal to 4.0 from December 31, 2029 onwards	Semi-annual
11th Debenture Issue	Net debt / Adjusted Ebitda	Less than or equal to 3.5 from June 30, 2025 to June 30, 2029; Less than or equal to 4.0 from June 30, 2029 onwards	Less than or equal to 3.0 until June 30, 2026; Less than or equal to 3.5 from (inclusive) July 1, 2026 to (inclusive) December 31, 2029; Less than or equal to 4.0 from December 31, 2029 onwards	Semi-annual
US$ Loan	Net Debt/Adjusted EBITDA (3) (4)	3.5 or less	3.5 or less	Semi-annual
Cemig Distribuição
7th and 8th Debentures Issuance	Net debt / Adjusted Ebitda (2)	3.5 or less	3.0 or less	Semi-annual
9th Debentures Issuance	Net debt / Ebitda	3.5 or less	3.0 or less	Semi-annual
10th Debentures Issue	Net debt / Ebitda	3.5 or less from June 30, 2024 to June 30, 2029 4.0 or less from June 30, 2029 onwards	3.0 or less up to June 30, 20263.5 or less from July 1, 2026 to June 30, 20294.0 or less from June 30, 2029 onwards	Semi-annual
11th Debentures Issue	Net debt / Ebitda	3.5 or less from December 31, 2024 to June 30, 2029 4.0 or less from June 30, 2029 onwards	3.0 or less up to June 30, 20263.5 or less from July 1, 2026 to June 30, 20294.0 or less from June 30, 2029 onwards	Semi-annual
12th Debentures Issue	Net debt / Ebitda	Less than or equal to 3.5 from June 30, 2025 to June 30, 2029; Less than or equal to 4.0 from June 30, 2029 onwards	Less than or equal to 3.0 until June 30, 2026; Less than or equal to 3.5 from July 1, 2026 to June 30, 2029; Less than or equal to 4.0 from June 30, 2029 onwards	Semi-annual
13th Debentures Issue	Net debt / Ebitda	Less than or equal to 3.5 from June 30, 2025 to June 30, 2029; Less than or equal to 4.0 from June 30, 2029 onwards	Less than or equal to 3.0 until June 30, 2026; Less than or equal to 3.5 from July 1, 2026 to June 30, 2029; Less than or equal to 4.0 from June 30, 2029 onwards	Semi-annual
14th Debentures Issue	Net debt / Ebitda	Less than or equal to 3.5 from (inclusive) June 30, 2029 onwards; Less than or equal to 4.0 from (exclusive) June 30, 2029 onwards

Less than or equal to 3.0 up to and including June 30, 2026; Less than or equal to 3.5 from (inclusive) July 1, 2026 to (inclusive) June 30, 2029; Less than or equal to 4.0 from (exclusive) June 30, 2029 onwards

Semi-annual
Gasmig
8th Debentures Issuance (5)	Ebitda/Debt servicingNet debt / Ebitda (2)	1.3 or more3.0 or less	-	Annual Annual
9th Debentures Issuance	Ebitda/Net financial income'Net debt / Ebitda	1.3 or more3.0 or less	-	Annual
10th Debentures Issuance	Ebitda/Net financial income'Net debt / Ebitda	1.3 or more3.0 or less	-	Annual

ANNUAL REPORT AND FORM 20-F | 2025	F-112

(1)

Failure to comply with the covenants results in the acceleration of the debt, making the immediate payment by CEMIG GT of the Unit Par Value or Updated Unit Par Value of the Debentures, as applicable, immediately enforceable, plus remuneration and any other charges due, regardless of any notice, communication, or judicial or extrajudicial notification.

(2)

Adjusted EBITDA corresponds to earnings before interest, income tax and social contribution, depreciation and amortization, minus extraordinary results, any non‑monetary credits and gains that increase net income to the extent they are non‑recurring, and any cash payments made on a consolidated basis during that period referring to non‑monetary charges that were added back in the determination of EBITDA in any prior period, and plus non‑monetary expenses and non‑monetary charges to the extent they are non‑recurring.

(3)

Net Debt corresponds to the balance of Borrowings, Financings and Debentures, plus the debts owed to Forluz, minus (i) total Cash, Cash Equivalents and Marketable Securities, (ii) positive CVA balances, and (iii) the hedge position related to the principal of the debt.

(4)

Adjusted EBITDA corresponds to earnings before interest, income tax and social contribution, depreciation and amortization, (i) minus: (i.1) the profit attributable to any minority interests; (i.2) results arising from changes in the value of any put options; (i.3) any gains on the sale of assets and any write‑offs, amortizations or impairments of assets; (i.4) any non‑monetary credits or gains that increase net income, provided they are non‑recurring; and (i.5) any non‑monetary revenue related to transmission or generation indemnifications; (i.6) monetary restatement of concession revenue; and (ii) plus: (ii.1) any non‑monetary expenses or charges that are non‑recurring; (ii.2) cash inflows from dividends received from minority investments; (ii.3) cash inflows related to concession charges; (ii.4) cash inflows related to transmission revenue to cover the cost of capital; and (ii.5) cash inflows arising from generation indemnification, provided that such amount does not exceed 30% (thirty percent) of those items.

(5)	Failure to comply with the covenants results in a non‑automatic acceleration event. If acceleration is declared by the debenture holders, Gasmig must make the payment after receiving the notification.

Management monitored these covenants to ensure that the conditions outlined in the table above were met, and confirmed that the Company was in compliance with those as of December 31, 2025.

ANNUAL REPORT AND FORM 20-F | 2025	F-113

16.   LEASES

The Company recognized a right of use and a lease liability for the following contracts which contain a lease in accordance with IFRS 16:

•         Leasing of commercial real estate used for serving customers;

•         Leasing of building used as administrative headquarter;

•         Leasing of commercial vehicles used in operations;

•         Leasing of land for the implementation and operation of photovoltaic generation plants.

The discount rates were obtained based on incremental borrowing rate, as follows:

Incremental borrowing rate	Annual rate (%)	Monthly rate (%)
Contracts entered – 2024 (1)
Up to five years	6.78	0.55
Six to eleven years	6.68	0.56
Twelve to twenty one years	6.73	0.57

Contracts entered – 2025 (1)
Up to four years	7.61	0.55
Five to eleven years	7.36	0.54
Twelve to twenty years	7.20	0.54

(1)	Monthly the Company calculates the addition to the rate to be applied to the new contracts. For the purposes of publication, these are presented at the average rates used.

a)   Leasing – right-of-use assets

	Real estate property	Vehicles	Total
Balances at December 31, 2023	246	152	398
Amortization (1)	(15)	(43)	(58)
Business combination adjustment	1	-	1
Disposals (contracts terminated)	(7)	(4)	(11)
Addition	31	8	39
Remeasurement (2)	8	10	18
Balances at December 31, 2024	264	123	387
Amortization (1)	(18)	(49)	(67)
Business combination adjustment	1	-	1
Disposals (contracts terminated)	(4)	(4)	(8)
Addition	13	27	40
Remeasurement (2)	16	-	16
Balances at December 31, 2025	272	97	369

(1)

Amortization of the Right of Use recognized in the Statement of income is net of use of the credits of PIS/Pasep and Cofins taxes on payments of rentals, a total R$0.982 in 2025 (R$0.835 in 2024). The weighted average annual amortization rates are 7.0% for real estate and 49.94% for vehicles.

(2)	The Company has identified events giving rise to revaluation and modifications of their principal contracts. The leasing liabilities are restated with adjustment to the asset of Right of Use.

ANNUAL REPORT AND FORM 20-F | 2025	F-114

b)   Lease liabilities

Balances at December 31, 2023	433
Addition	39
Accrued interest (1)	28
Payment of principal portion of lease liability	(72)
Payment of interest	(6)
Disposals (contracts terminated)	(11)
Remeasurement (2)	18
Balances at December 31, 2024	429
Addition	40
Business combination adjustment	1
Accrued interest (1)	26
Payment of principal portion of lease liability	(82)
Payment of interest	(7)
Disposals (contracts terminated)	(7)
Remeasurement (2)	17
Balances at December 31, 2025	417
Current liabilities	89
Non-current liabilities	328

(1)

Financial expenses recognized in the Statement of income are net of incorporation of the credits for PIS/Pasep and Cofins taxes on payments of rentals, in the amounts of R$1 in 2025 (R$1 on December 31, 2024).

(2)	The Company identified events that give rise to restatement and modifications of their principal contracts; the leasing liability was remeasured with an adjustment to the asset of Right of Use.

Additions and settled in leases are non-cash transactions, and therefore are not reflected in the Statements of Cash Flows.

ANNUAL REPORT AND FORM 20-F | 2025	F-115

The potential right to recovery of PIS/Pasep and Cofins taxes embedded in the leasing consideration, according to the periods specified for payment, is as follows:

Cash flow	Nominal	Adjusted to present value
Consideration for the leasing	641	417
Potential PIS/Pasep and Cofins (9.25%)	8	5

The cash flows of the leasing contracts are, in their majority, updated by the IPCA inflation index, annually. Below is an analysis of maturity of lease contracts:

2026	92
2027	74
2028	38
2029	34
2030	26
2031 at 2048	376
Undiscounted values	640
Embedded interest	(223)
Lease liabilities	417

Accounting policy

The Company recognizes a right-of-use asset and a leasing liability on the lease start date, that is, on the date on which the asset is available for use.

Leasing – right-of-use assets

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

ANNUAL REPORT AND FORM 20-F | 2025	F-116

Estimations and judgments

For lease liability and right of use measuring and remeasuring, the Company used the technique of discounted cash flow, without considering projected future inflation in the flows to be discounted, as per the prohibition imposed by IFRS 16.

Leasing – right-of-use assets

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

The Company recognize separately the expenses of interest on the leasing liability and the expense of depreciation of the asset of the right to use.

17.   SUPPLIERS

	Dec. 31, 2025	Dec. 31, 2024
Energy purchased for resale	1,484	1,176
Energy on spot market – CCEE	212	199
Charges for use of energy network	242	240
Itaipu Binacional	186	210
Gas purchased for resale	89	216
Materials and services	826	911
	3,039	2,952

The exposure of the Company and its subsidiaries to exchange rate and liquidity risks related to suppliers is disclosed in note 19.

ANNUAL REPORT AND FORM 20-F | 2025	F-117

18.    POST-EMPLOYMENT OBLIGATIONS AND COMPENSATORY INDEMNITY

The Company discloses in this explanatory note the liability and expenses related to the Pension Supplementation Plan, the Healthcare Plan, and the Dental Plan, in accordance with the terms of IAS 19, based on a report prepared by independent actuaries as of December 31, 2025.

Forluz Pension Fund (Pension Plan and Retiree Supplementation Plan)

CEMIG and its subsidiaries are sponsors of Forluminas Social Security Foundation – Forluz, a non‑profit legal entity whose purpose is to provide its members, participants, and their dependents with pension and retirement supplementation benefits, in accordance with the pension plan to which they are affiliated.

Forluz offers its participants the following supplementary retirement benefit plans:

Closed Pension Benefit Plan (“Plan A”)

This plan comprises active and retired participants who migrated from the former defined benefit plan and became entitled to a vested proportional benefit. For active participants, the benefit will only be paid upon retirement (deferred benefit).

The benefits under Plan A have lifetime payment, and the full risk of insufficient reserves to cover these commitments (deficits) lies exclusively with the sponsors.

Mixed Pension Benefit Plan (“Plan B”)

A defined contribution plan during the accumulation phase for retirement benefits, and a defined benefit plan for disability and death coverage for active participants, as well as during receipt of retirement benefits based on contribution time. Sponsor contributions match participants’ basic monthly contributions. This is the only plan open to new enrollments.

Actuarial risks related to Plan B arise only when the participant elects a lifetime annuity upon retirement. In such cases, the responsibility for reserve insufficiency (deficits) is shared equally between the sponsors and participants.

In addition to the pension plans, the Company and its subsidiaries previously offered the following healthcare plans to active employees and retirees:

ANNUAL REPORT AND FORM 20-F | 2025	F-118

Prosaúde Integrated Plan (PSI)

A healthcare plan administered by CEMIG Saúde, providing outpatient, hospital, and maternity coverage through a nationwide accredited network for active employees, retirees, and dependents. Coverage is primarily delivered via the Programa de Referência de Assistência à Saúde (PRAS), complemented by reimbursement programs (PGE – Special Guarantee Program and FCAS – Supplemental Healthcare Assistance Fund).

Dental Program (POD)

A dental plan offered to active employees, retirees, and dependents, administered by CEMIG Saúde in partnership with Odontoprev, with nationwide coverage.

In 2025, the Company ceased recognizing the future actuarial obligation related to PSI and POD, extinguishing the corresponding liability. Additional details are provided throughout this explanatory note.

Termination of Post‑Employment Obligations Related to the Healthcare and Dental Plans

In February 2025, a judgment issued in December 2024 by the Superior Labor Court (TST) was published, determining the cessation, as of December 31, 2023, of the validity of the clauses that provided for the automatic renewal, for equal and successive periods, of Clause 17 of the 2010 collective bargaining agreement and Clause 4 of the 2016 collective bargaining agreement. These clauses ensured post‑employment benefit coverage under the PSI healthcare plan and the POD dental plan, including for retirees and active employees.

This decision enabled significant progress in negotiations with unions toward new collective bargaining agreements aimed at ending the Company’s obligations regarding the funding of PSI and POD, previously granted to employees, former employees, retirees, pensioners, and their dependents represented by the signatory entities.

As consideration for the termination of these obligations, the Company committed to paying a compensatory indemnification up to a maximum amount of R$1,280, in six installments. The 1st and 2nd installments will be paid on January 15 and March 15, 2026, respectively, with monetary adjustment by the IPCA applied only from the 2nd installment onward. The remaining installments will be annual, payable on February 15 of each year, starting in 2027 and ending in 2030.

After completion of the indemnification payments, the beneficiaries themselves will bear the full cost of the healthcare plans, as provided for by law.

In September 2025, the Regional Labor Court of the 3rd Region ratified the agreement entered into between the Company, the Union of Electric Sector Workers of Southern Minas Gerais (Sindsul), and the Federation of Urban Industry Workers of Minas Gerais (FTIUMG). Under this agreement, the Company committed to making an initial disbursement of R$28, which was carried out in November 2025.

ANNUAL REPORT AND FORM 20-F | 2025	F-119

Subsequently, in December 2025, the Regional Labor Court of the 3rd Region also ratified the agreement executed with the representative entities of employees of the Intermunicipal Union of Energy Industry Workers of Minas Gerais (Sindieletro), the Engineers’ Union of the State of Minas Gerais (Senge), the Industrial Technicians’ Union of Minas Gerais (Sintec), the Electric Sector Workers’ Union of Juiz de Fora, and the Association of Retirees and Pensioners of CEMIG and Subsidiaries (AEA).

Percentage of ownership (%)	1
Principal amount of compensatory indemnification	1,280
Payment to Sindsul and FTIUMG	(28)
Total	1,252

12/31/2025
Current liabilities	418
Non‑current liabilities	834

Curtailment of the healthcare and dental plans

Prior to the agreement executed in December 2025, active employees participating in the PSI and POD were offered the option to migrate to the new healthcare plan, the Premium Plan. This migration window occurred in January, April, and September 2025.

In accordance with IAS 19, the reduction in the number of active employees covered by PSI and POD constituted a curtailment event, requiring the Company to remeasure its post‑employment obligations in the first, second, and third quarters of 2025.

The effects of these curtailment events on the healthcare and dental plan obligations are presented by quarter in the table below:

	Curtailment 09/30/2025		Curtailment 06/30/2025		Curtailment 03/31/2025		Actuarial report 2024
	Healthcare plan	Dental plan	Healthcare plan	Dental plan	Healthcare plan	Dental plan	Healthcare plan	Dental plan
Discount rate	12.14%	12.14%	11.85%	11.85%	12.32%	12.32%	12.23%	12.23%
Past service cost	(22)	-	(21)	(1)	(27)	(1)	-	-
Actuarial losses (gains)	(105)	(2)	50	(1)	(59)	(1)	(519)	(10)

To recalculate the obligation, the discount rate applied corresponded to the rate in effect at the closing date of each quarter. All other assumptions remained consistent with those used in 2024.

For the remeasurement of the post‑employment obligation in the third quarter, the effects of the agreement entered into between the Company, Sindsul, and FTIUMG in September 2025 were also considered.

ANNUAL REPORT AND FORM 20-F | 2025	F-120

Deficit Amortization Plan for Forluz Plan A

Forluz and the sponsoring entities CEMIG, CEMIG GT, and CEMIG D executed Debt Assumption Instruments for the coverage of the Plan A deficit related to the years 2015, 2016, and 2017.

Monthly amortizations are calculated using the constant‑installment method (Price Table) and will be paid through 2031 for the 2015 and 2016 deficits, totaling R$265,265, and through 2033 for the 2017 deficit, totaling R$144. The outstanding balance accrues remunerative interest at 6% per year, plus the Broad Consumer Price Index (IPCA‑IBGE). If actuarial balance is reached before the contractual amortization period ends, the Company is released from paying the remaining installments and the contracts are extinguished.

As of December 31, 2025, the total amount payable by CEMIG related to these deficits was R$410 (R$494 as of December 31, 2024, referring to the 2015, 2016, and 2017 deficits).

Deficit Amortization Plan for 2019, 2020, 2021, and 2022

In accordance with specific regulations, Forluz submitted to CEMIG a proposal for the execution of new Individual Debt Assumption Instruments between Forluz and the sponsors CEMIG, CEMIG GT, and CEMIG D, as part of the deficit recovery plan for Plan A covering the deficits identified in 2019, 2020, 2021, and 2022.

Recognizing its legal obligation with respect to Plan A’s deficit—corresponding to 50% of the minimum required amount, in compliance with the contributory parity rule—the Company had been making payments via judicial consignment, depositing the funds in a court‑supervised account. The deposits were made monthly in the amount equivalent to 50% of the installment of each of the Deficit Recovery Plans.

In September 2025, a court ruling was issued approving the partial agreement entered into between the Company and Forluz, ordering the release of the amounts previously deposited corresponding to contributory parity. The decision also established that future deposits related to the undisputed 50% portion of the deficit amortizations must be made directly to Forluz, instead of being deposited in escrow.

ANNUAL REPORT AND FORM 20-F | 2025	F-121

	Deficit of pension fund 2019	Deficit of pension fund 2020	Deficit of pension fund 2021	Deficit of pension fund 2022
Start of consignment	May de 2021	April 2022	April de 2023	April de 2024
Total amount requested by Forluz	R$160	R$252	R$670	R$696
Amount considering contribution parity	R$80	R$126	R$335	R$348
Number of parcels	166	158	159	156
Remuneratory interest	IPCA + 6%	IPCA + 5.7%	IPCA + 5.51%	IPCA + 5.51%
Balance deposited on December 31, 2025	R$81	R$123	R$330	R$338

Actuarial information

	Pension plans and retirement supplement plans	Health plan	Dental plan	Dec. 31, 2025
Present value of obligations	10,728	-	-	10,728
Fair value of plan assets	(9,094)	-	-	(9,094)
Initial net liabilities	1,634	-	-	1,634
Adjustment to asset ceiling	168	-	-	168
Net liabilities in the statement of financial position	1,802	-	-	1,802

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

ANNUAL REPORT AND FORM 20-F | 2025	F-122

The changes in the present value of the defined benefit obligation

	Pension plans and retirement supplement plans	Health plan	Dental plan	Total
Defined-benefit obligation at December 31, 2022	11,404	3,314	60	14,778
Cost of current service	-	11	-	11
Past service cost (2)	-	(55)	(1)	(56)
Interest on actuarial obligation	1,276	370	7	1,653
Actuarial losses (gains):
Due to changes in demographic assumptions	-	26	1	27
Due to changes in financial assumptions	754	232	4	990
Due to adjustments based on experience	(125)	(673)	(14)	(812)
	629	(415)	(9)	205
Benefits paid	(1,093)	(218)	(4)	(1,315)
Defined-benefit obligation at December 31, 2023	12,216	3,007	53	15,276
Cost of current service	1	6	-	7
Interest on actuarial obligation	1,055	262	5	1,322
Actuarial losses (gains):
Due to changes in demographic assumptions	-	(1)	-	(1)
Due to changes in financial assumptions	(1,883)	(556)	(9)	(2,448)
Due to adjustments based on experience	232	38	(1)	269
	(1,651)	(519)	(10)	(2,180)
Benefits paid	(1,120)	(197)	(3)	(1,320)
Defined-benefit obligation at December 31, 2024	10,501	2,559	45	13,105
Cost of current service	1	3	-	4
Past service cost	-	(2,501)	(44)	(2,545)
Interest on actuarial obligation	1,222	297	5	1,524
Actuarial losses (gains):
Due to changes in demographic assumptions	-	-	-	-
Due to changes in financial assumptions	148	(4)	-	144
Due to adjustments based on experience	21	(175)	(4)	(158)
	169	(179)	(4)	(14)
Benefits paid	(1,165)	(179)	(2)	(1,346)
Defined-benefit obligation at December 31, 2025	10,728	-	-	10,728

ANNUAL REPORT AND FORM 20-F | 2025	F-123

Changes in the fair values of the plan assets

Pension plans and retirement supplement plans
Fair value of the plan assets at December 31, 2022	9,198
Return on investments	1,464
Contributions from employer	313
Benefits paid	(1,093)
Fair value of the plan assets at December 31, 2023	9,882
Return on investments	(54)
Contributions from employer	239
Benefits paid	(1,120)
Fair value of the plan assets at December 31, 2024	8,947
Return on investments	1,127
Contributions from employer	184
Benefits paid	(1,164)
Fair value of the plan assets at December 31, 2025	9,094

Changes in net liabilities

	Pension plans and retirement supplement plans	Health plan	Dental plan	Total
Net liabilities at December 31, 2022	2,318	3,314	61	5,693
Expense recognized in Statement of income	280	381	7	668
Past service cost	-	(55)	(1)	(56)
Contributions paid	(313)	(218)	(5)	(536)
Actuarial gains (losses)	72	(415)	(9)	(352)
Net liabilities at December 31, 2023	2,357	3,007	53	5,417
Expense recognized in Statement of income	214	269	5	488
Contributions paid	(239)	(197)	(4)	(440)
Actuarial gains (losses)	(630)	(519)	(10)	(1,159)
Net liabilities at December 31, 2024	1,702	2,560	44	4,306
Expense recognized in Statement of income	210	300	5	515
Past service cost	-	(2,501)	(44)	(2,545)
Contributions paid	(184)	(178)	(2)	(364)
Actuarial gains (losses)	75	(179)	(4)	(108)
Net liabilities at December 31, 2025	1,803	2	(1)	1,804

			Dec. 31, 2025	Dec. 31, 2024
Current liabilities			130	233
Non-current liabilities			1,672	4,073

ANNUAL REPORT AND FORM 20-F | 2025	F-124

Actuarial losses and gains, net of income tax and social contribution, do not involve cash and are therefore not reflected in the Cash Flow Statements.

Amounts recorded as current liabilities refer to contributions to be made by CEMIG and its subsidiaries in the next 12 months for the amortization of the actuarial liabilities.

The amounts recognized in profit or loss related to the post‑employment benefit obligation, as of December 31, 2025, correspond to a reversal of expense, totaling R$750,390 (R$484,513 in 2024), as follows:

Net expense in 2025	(2,029)
Compensatory indemnity	1,280
Total expense in 2025	(751)

	Pension plans and retirement supplement plans	Health plan	Dental plan	Total
Current service cost	1	3	-	4
Past service cost	-	(2,501)	(44)	(2,545)
Interest on the actuarial obligation	1,222	297	5	1,524
Expected return on the assets of the Plan	(1,012)	-	-	(1,012)
Expense in 2025	211	(2,201)	(39)	(2,029)

	Pension plans and retirement supplement plans	Health plan	Dental plan	Total
Current service cost	1	6	-	7
Interest on the actuarial obligation	1,055	262	5	1,322
Expected return on the assets of the Plan	(842)	-	-	(842)
Expense in 2024	214	268	5	487

2023	Pension plans and retirement supplement plans	Health plan	Dental plan	Total
Current service cost	-	11	-	11
Past service cost	-	(55)	(1)	(56)
Interest on the actuarial obligation	1,276	370	7	1,653
Expected return on the assets of the Plan	(1,004)	-	-	(1,004)
Expense in 2023	272	326	6	604

ANNUAL REPORT AND FORM 20-F | 2025	F-125

Estimates for the following year and sensitivity analysis

The independent actuary’s estimation for the expense to be recognized for 2026 is as follows:

	Pension plans and retirement supplement plans	Health plan	Dental plan	Total
Current service cost	1	-	-	1
Interest on the actuarial obligation	1,118	-	-	1,118
Expected return on the assets of the Plan	(919)	-	-	(919)
Expense in 2026 according to actuarial calculation	200	-	-	200

The expectation for payment of benefits for 2026 is as follows:

	Pension plans and retirement supplement plans	Health plan	Dental plan	Total
Estimated payment of benefits	1,201	-	-	1,201

The Company, CEMIG GT and CEMIG D have expectation of making contributions to the pension plan in 2026 of R$191 for amortization of the deficit of Plan A, and R$91 for the Defined Contribution Plan (recorded directly in the Statement of income for the year).

Below is a sensitivity analysis of the liabilities effect of changes in the main actuarial assumptions used to determine the defined-benefit obligation on December 31, 2025:

Effects on the defined-benefit obligation	Pension plans and retirement supplement plans	Health plan	Dental plan	Total
Reduction of one year in the mortality table	280	-	-	280
Increase of one year in the mortality table	(257)	-	-	(257)
Reduction of 1% in the discount rate	839	-	-	839
Increase of 1% in the discount rate	(731)	-	-	(731)

In the presentation of the sensitivity analysis, the present value of the defined-benefit obligation was calculated using the Projected Unit Credit method, the same method used to calculate the defined-benefit obligation recognized in the Statement of financial position.

The average maturity periods of the obligations of the benefit plans, in years, are as follows as of 2025:

Pension plans and retirement supplement plans
Plan A	Plan B	Health plan	Dental plan
8.28	10.52	-	-

ANNUAL REPORT AND FORM 20-F | 2025	F-126

The main categories of plan assets are as follows:

	2025	2024
Shares	1,083	1,076
Fixed income securities	6,666	6,560
Real estate property	509	479
Others	836	832
Total	9,094	8,947

The following assets measured at fair value, are related to the Company and are not considered plan assets. According to the requirement of the standards, the amount are presented for informational purposes:

	2025	2024
Non-convertible debentures issued by the Company	1	53
Shares issued by the Company	1	226
Real estate properties of the Foundation, occupied by the Company	236	3
	238	282

Main actuarial assumptions

	Pension plans and retirement supplement plans	Health plan and Dental plan	Pension plans and retirement supplement plans	Health plan and Dental plan
Annual discount rate for present value of the actuarial obligation (1)	11.08%	11.15%	12.30%	12.23%
Annual expected return on plan assets	11.08%	Not applicable	12.30%	Not applicable
Long-term annual inflation rate	3.50%	3.50%	4.50%	4.50%
Estimated future annual salary increases	35.00%	Not applicable	4.50%	Not applicable
General mortality table	AT-2000 S10% by sex	AT-2000 M&F S10% D20%	AT-2000 S10% by sex	AT-2000 M&F S10% D20%
Disability table	Not applicable	Not applicable	Not applicable	Not applicable
Disabled mortality table	AT-83 IAM Male	MI-85 Female	AT-83 IAM Male	MI-85 Female
Real growth of contributions above inflation	-	1%	-	1%

(1) Nominal discount rates based on NTN‑B projections with maturities aligned with the expected duration of the obligation.

The Company has not made changes in the methods used to calculate its post-employment obligations for the years ended December 31, 2025 and 2024.

Accounting policy

Expenses related to the debt agreed upon with the pension trust fund were recorded in finance income (expenses), because they represent financial interest and inflation adjustment. Other expenses related to the pension fund were recorded as operating expenses.

ANNUAL REPORT AND FORM 20-F | 2025	F-127

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

The structured and conditional contribution constitutes a settlement consideration for the post‑employment benefit plan, and the measurement of its effect on profit or loss is determined based on the value of the debt acknowledgment instrument related to the financial liability.

With the extinguishment of the future obligation, in accordance with IAS 19, all legal or constructive future obligations related to the plan are eliminated, and the gain or loss on settlement is measured by comparing the present value of the post‑employment benefit obligation that has been settled with the consideration transferred (payments/assets transferred).

ANNUAL REPORT AND FORM 20-F | 2025	F-128

19.   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)      Financial instruments classification and fair value

The financial instruments, classified in accordance with the accounting principles, are as follows:

		Dec. 31, 2025		Dec. 31, 2024
	Level	Balance	Fair value	Balance	Fair value
Financial assets
Amortized cost (1)
Marketable securities – Cash investments		6	6	142	142
Receivables from customers, traders and concession holders		6,107	6,107	5,850	5,850
Restricted cash		240	240	235	235
Accounts receivable from the State of Minas Gerais (AFAC)		30	30	40	40
Concession financial assets – CVA (Parcel ‘A’ Costs Variation Compensation) Account and Other financial components		1,962	1,962	1,296	1,296
Refund of tariff subsidy		723	723	-	-
Concession grant fee – Generation concessions		3,182	3,182	3,098	3,098
		12,250	12,250	10,661	10,661
Fair value through profit or loss
Cash equivalents – Cash investments	2	1,630	1,630	1,629	1,629
Marketable securities
Bank certificates of deposit (CDBs)	2	347	347	-	-
Financial Notes – Banks	2	360	360	279	279
Treasury Financial Notes (LFTs)	1	47	47	72	72
		2,384	2,384	1,980	1,980
Derivative financial instruments (Swaps)	3	-	-	-	-
Concession financial assets – Distribution infrastructure	3	3,929	3,929	2,807	2,807
Indemnifiable receivable – Generation	3	997	997	871	871
		7,310	7,310	5,658	5,658
		19,560	19,560	16,319	16,319

Financial liabilities
Amortized cost (1)
Loans and debentures (2)		(19,466)	(18,488)	(12,280)	(11,934)
Debt with pension fund (Forluz)		-	-	-	-
Deficit of pension fund (Forluz)		(1,326)	(1,299)	(494)	(484)
Concessions payable		(28)	(28)	(27)	(27)
Suppliers		(3,039)	(3,039)	(2,952)	(2,952)
Leasing liabilities (Adjusted for remeasurements)		(417)	(417)	(429)	(429)
Sectorial financial liabilities		-	-	(16)	(16)
		(24,276)	(23,271)	(16,198)	(15,842)
Fair value through other comprehensive income
Derivative financial instruments		9	9
		(24,267)	(23,262)	(16,198)	(15,842)

(1)	The book value represents the approximate fair value amount, except for loans, debentures and pension fund deficit equalization in relation to the amounts as of December 31, 2025.
(2)	The fair value presented is net of the transaction costs and anticipated resources presented in note 15.

ANNUAL REPORT AND FORM 20-F | 2025	F-129

At initial recognition the Company measures its financial assets and liabilities at fair value and classifies them according to the accounting standards currently in effect. Fair value is a measurement based on assumptions that market participants would use in pricing an asset or liability, assuming that market participants act in their economic best interest. The information applied in the fair value valuation techniques is classified in three levels of fair value hierarchy, as follows:

•         Level 1 - Active market - Quoted prices: A financial instrument is considered to be quoted in an active market if quoted prices are readily and regularly available from an exchange or an organized over-the-counter market, from market makers, brokers, or a market association, from entities whose objective is to publish pricing information, or from regulatory agencies, and if those prices represent actual market transactions that occur regularly between independent parties.

•         Level 2 - No active market - Valuation technique: For a financial instrument that does not have an active market, fair value must be determined using a valuation or pricing methodology. Criteria that may be used include current fair value data of another instrument that is substantially the same, discounted cash flow analysis, and option‑pricing models. Level 2 inputs are observable, either directly or indirectly. The objective of the valuation technique is to establish the price at which the transaction would occur at the measurement date in an orderly transaction between market participants, acting in their economic best interests.

•         Level 3 - No active market - No observable inputs: Fair value is determined in accordance with generally accepted pricing models, based on discounted cash flow analyses and other valuation techniques, including unobservable inputs such as current replacement cost measurement. Unobservable inputs shall be used to measure fair value to the extent that relevant observable inputs are not available, thereby allowing for situations in which there is little or no market activity at the measurement date. Unobservable inputs are developed using the best information available under the circumstances, which may include the entity’s own data.

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

Fair value calculation of financial positions

Concession financial assets – Distribution infrastructure: these are measured at New Replacement Value (NRV), according to criteria established by the Concession-granting power (‘Grantor’), based on fair value of the concession assets in service and which will be revertible at the end of the concession, and on the weighted average cost of capital (WACC) defined by the Grantor, which reflects the concession holder’s return on the operations of the concession. The NRV and the WACC are public information disclosed by the Grantor and by CEMIG respectively. The gas distribution assets are measured at the construction cost adjusted by the General Market Prices Index (Índice Geral de Preços de Mercado - IGPM). Changes in concession financial assets are disclosed in Note 5.

ANNUAL REPORT AND FORM 20-F | 2025	F-130

Indemnifiable receivable - generation: measured at NRV, as per criteria set by regulations of the grantor power, based on the fair value of the assets to be indemnify at the end of the concession. For more information, see Note 5.2.

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

b)     Derivative financial instruments

Swap transactions and currency options

On August 7, 2025, Company entered into an external loan of USD 40,000 thousand under Law 4,131/62. Since the Company’s functional currency (R$) is different from the loan currency, a full cross‑currency swap was contracted, in line with its hedge policy, in order to mitigate exposure to foreign exchange variation.

This derivative is being designated under hedge accounting, with a notional amount of USD 40,000 thousand, equivalent to R$219.

Assets	Liability	Maturity period	Product	Principal amount contracted	Realized gain/ loss 2025
					Finance income (expense)	Other comprehensive income
US$ foreign‑exchange variation + (SOFR + 0.53% p.a.)	CDI + 0.55%	August 2026	Swap	US$40	(11)	1

The notional principal amounts of derivative transactions are not recorded in the balance sheet, since they relate to operations that do not require the full cash settlement, but only the settlement of gains or losses earned or incurred.

CEMIG is the guarantor of these derivative instruments contracted by CEMIG GT.

CEMIG GT uses a mark‑to‑market methodology to measure the derivative financial instrument, in accordance with market practices.

ANNUAL REPORT AND FORM 20-F | 2025	F-131

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

The main exposure risks of the Company and its subsidiaries are described below in this explanatory note:

The Company developed a sensitivity analysis with the objective of measuring the impact of fluctuations in exchange rates, interest rates and inflation on the value of its financial assets and liabilities, showing the effect on profit or loss and on shareholders’ equity.

The scenarios for this analysis were prepared using market sources and specialized sources, and were considered as follows:

•         Base scenario: the accounting balances as of the date of these Financial Statements are used.

•         Probable scenario: the base‑scenario balance is updated considering the probable exchange rate and interest rates for December 31, 2025. The estimated effect on the Company’s profit or loss is presented as the difference between the probable scenario and the base scenario.

•         Adverse scenarios: a scenario is considered adverse when it results in a reduction in the gains of net financial assets (a reduction in the adverse scenario rate compared to the probable scenario rate) or an increase in net financial liabilities (an increase in the adverse scenario rate compared to the probable scenario rate), when associated with the same risk. Accordingly, the Company updates the base‑scenario balances considering the exchange rate and interest rates estimated. The estimated effect on profit or loss is presented as the difference between the adverse scenario and the base scenario.

Exchange rate risk

The Company is exposed to the risk of appreciation in exchange rates, with effect on suppliers (energy purchased from Itaipu) and cash flow.

The risk exposure of group is mitigated by the account for compensation of variation of parcel A items (CVA).

ANNUAL REPORT AND FORM 20-F | 2025	F-132

The net exposure to exchange rates is as follows:

Exposure to exchange rates	Dec. 31, 2025		Dec. 31, 2024

	Foreign currency	R$	Foreign currency	R$
U.S. dollar
Suppliers (Itaipu Binacional)	(34)	(186)	(34)	(210)
	(34)	(186)	(34)	(210)
Net liabilities exposed		(186)		(210)

Sensitivity analysis

The Company estimates that in a probable scenario the variation of the exchange rates of foreign currencies in relation to the Real on December 31, 2026 will be a depreciation of the dollar by 2.73%, to R$5.65.

The Company has prepared a sensitivity analysis of the effects on the Company’s net income arising from depreciation of the Real exchange rate considering an adverse scenario in relation to the probable scenario.

	Dec. 31, 2025	Dec. 31, 2026
Risk: foreign exchange rate exposure	Book Value	Probable' scenario Dollar R$5.65	Adverse scenario Dollar R$6.28
U.S. dollar
Suppliers (Itaipu Binacional)	(186)	(191)	(212)
Net liabilities exposed	(186)	(191)	(212)
Net effect of exchange rate fluctuation		(5)	(26)

Interest rate risk

The Company is exposed to the risk of decrease in Brazilian domestic interest rates on December 31, 2025. This risk arises from the effect of variations in Brazilian interest rates on net financial income comprised by financial revenues from cash investments made by the Company, and also to the financial assets related to the CVA and other financial components, net of the effects on financial expenses associated to loans and debentures in Brazilian currency, and also sectorial financial liabilities.

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

ANNUAL REPORT AND FORM 20-F | 2025	F-133

This exposure occurs as a result of net assets indexed to variation in interest rates, as follows:

Risk: Exposure to domestic interest rate changes	Dec. 31, 2025	Dec. 31, 2024
Assets
Cash equivalents – Cash investments – CDI	1,630	1,629
Marketable securities – CDI / Selic	760	493
Indemnifiable receivable – Generation	997	871
Restricted cash – CDI	240	235
CVA and in tariffs (note 5.4) – Selic	1,962	1,296
	5,589	4,524
Liabilities
Loans and debentures (Note 15) – CDI	(7,981)	(4,882)
Sectorial financial liabilities (note 5.4)	-	(16)
	(7,981)	(4,898)
Net assets exposed	(2,392)	(374)

Sensitivity analysis

In relation to the most significant interest rate risk, the Company estimate that in a probable scenario the Selic rate will be 12.5% and the TJLP rate will be 8.59% on December 31, 2026.

The Company made a sensitivity analysis of the effects on results considering an adverse scenario in relation to the probable scenario, as shown in the table below. The CDI rate follows the Selic rate.

Risk: Increase in Brazilian interest rates	Dec. 31, 2025	Dec. 31, 2026
	Book Value	Probable' scenario	Adverse scenario
		Selic 12.5%	Selic 16%
	TJLP 8.59%	TJLP 9.57%
Assets
Cash equivalents	1,630	1,833	1,890
Marketable securities	760	855	881
Indemnifiable receivable – Generation (Note 5.2)	997	1,122	1,067
Restricted cash	240	270	278
CVA and Other financial components – SELIC (Note 5.4)	1,962	2,207	2,276
	5,589	6,287	6,392
Liabilities
Loans and debentures (Note 15)	(7,981)	(8,978)	(9,258)
	(7,981)	(8,978)	(9,258)

Net liabilities exposed	(2,392)	(2,691)	(2,866)
Net effect of fluctuation in interest rates		(299)	(474)

ANNUAL REPORT AND FORM 20-F | 2025	F-134

Increase in inflation risk

The Company is exposed to the risk of increase in inflation index on December 31, 2025. A portion of the loans and debentures as well as the pension fund liabilities are adjusted using the IPCA (Expanded National Customer Price). The revenues are also adjusted using the IPCA and IGP-M index, mitigating part of the Company risk exposure.

This table presents the Company’s net exposure to inflation index:

Exposure to increase in inflation	Dec. 31, 2025	Dec. 31, 2024
Assets
Concession financial assets – Distribution infrastructure - IPCA	3,929	2,807
Concession grant fee – Generation concessions – IPCA (Note 5.3)	3,182	3,098
	7,111	5,905
Liabilities
Loans and debentures – IPCA and IGP-DI (Note 15)	(11,581)	(7,547)
Deficit of pension plan (Forluz) – IPCA	(1,326)	(494)
Leasing liabilities	(417)	(429)
	(13,324)	(8,470)
Net assets exposed	(6,213)	(2,565)

Sensitivity analysis

Because the Company has more liabilities than assets indexed to inflation indicators, it is exposed to an increase in these indicators, which is reflected in the adverse scenario.

Accordingly, based on the estimate that, in a probable scenario, IPCA will be 4.4% and IGP‑M will be 3.77% as of December 31, 2026, the sensitivity analysis of the effects on profit or loss considering an adverse scenario relative to the probable scenario is as follows:

ANNUAL REPORT AND FORM 20-F | 2025	F-135

	Dec. 31, 2025	Dec. 31, 2026
		Probable' scenario	Adverse scenario
	Book value	IPCA 4.4%	IPCA 7.03%
		IGPM 3.77%	IGPM 7.28%
Assets
Concession financial assets related to Distribution infrastructure – IPCA	3,826	3,995	4,095
Concession financial assets related to gas distribution infrastructure – IGPM	103	107	110
Concession grant fee – Generation concessions – IPCA (Note 5.3)	3,182	3,322	3,406
	7,111	7,424	7,611
Liabilities
Loans and debentures – IPCA and IGP-DI (Note 15)	(11,581)	(12,090)	(12,395)
Deficit of pension plan (Forluz)	(1,326)	(1,384)	(1,419)
Leasing liabilities	(417)	(436)	(447)
	(13,324)	(13,910)	(14,261)
Net liability exposed	(6,213)	(6,486)	(6,650)
Net effect of fluctuation in IPCA and IGP–M indexes		(273)	(437)

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

ANNUAL REPORT AND FORM 20-F | 2025	F-136

The flow of payments of the Company’s obligation to suppliers, debts with the pension fund, Loans and debentures, at floating and fixed rates, including future interest up to contractual maturity dates, is as follows:

	Up to 1 month		1 to 3 months		3 months to 1 year		1 to 5 years		Over 5 years		Total
	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest
Financial instruments at interest rates:
- Floating rates (*)
Loans and debentures	-	-	-	439	2,687	1,336	5,347	5,740	13,413	4,176	33,138
Onerous concessions	-	-	1	-	3	-	14	-	14	-	32
Deficit of the pension plan (FORLUZ)	9	6	26	18	235	67	450	217	912	166	2,106
	9	6	27	457	2,925	1,403	5,811	5,957	14,339	4,342	35,276
- Fixed rate
Suppliers	1,836	-	583	-	620	-	-	-	-	-	3,039
Total	1,845	6	610	457	3,545	1,403	5,811	5,957	14,339	4,342	38,315

(*) The lease payment flow is presented in note 16.

Risk of debt early maturity

The Company’s subsidiaries have loan contracts with restrictive covenants normally applicable to this type of transaction, related to compliance with a financial index. Non-compliance with these covenants could result in earlier maturity of debts. More details in Note 15.

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

ANNUAL REPORT AND FORM 20-F | 2025	F-137

The risk arising from the possibility of CEMIG and its subsidiaries incurring losses as a result of difficulty in receiving amounts billed to its customers is considered to be low. The credit risk is also reduced by the extremely wide customers’ base.

The estimated credit losses recorded on December 31, 2025, considered to be adequate in relation to the credits in arrears receivable by the Company and its subsidiaries was R$946 (R$850 in 2024).

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

Banks that exceed these thresholds are classified in three groups, in accordance with their equity value, plus a specific segment comprising those whose credit risk is associated only with federal government, and within this classification, limits of concentration by group and by institution are set:

		Limit per bank (% of equity) (1) (2)
Group	Equity	AAA	AA	A	BBB
Federal Risk	-	10%	10%	10%	10%
A1	Equal or over R$10 billion	9%	8%	7%	6%
A2	Between R$5 billion and R$10 billion	8%	7%	6%	5%
A3	Between R$2 billion and R$5 billion	7%	6%	5%	4%
A4	Between R$800 million and R$2 billion	6%	5%	4%	-

1.	The percentage assigned to each bank depends on individual assessment of indicators, e.g. liquidity, and quality of the credit portfolio.
2.	When the institution has different ratings from different risk rating agencies, the rating that is most favorable for the institution is taken into account.

ANNUAL REPORT AND FORM 20-F | 2025	F-138

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

Risk of over-contracting and under-contracting of energy supply

Sale or purchase of energy supply in the spot market to cover a positive or negative exposure of supply contracted, to serve the captive market of CEMIG D, is an inherent risk to the energy distribution business. The regulatory agent limits for 100% pass-through to customers the exposure to the spot market, valued at the difference between the distributor’s average purchase price and the spot price (PLD), is 105% of the distributor’s contracted supply. Any exposure that can be proved to have arisen from factors outside the distributor’s control (‘involuntary exposure’) may also be passed through in full to customers. Company’s management is continually monitoring its contracts for purchase of energy supply to mitigate the risk of exposure to the spot market.

Risk of continuity of the concession

Generation

There is a risk of non‑renewal of the concessions expiring in 2026 and 2027 for the Sá Carvalho, Theodomiro Carneiro Santiago, and Nova Ponte hydroelectric power plants (HPPs). CEMIG GT has filed expressions of interest for the extension of these concessions. Further details on the matter are provided in Note 1.3.

Distribution

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

ANNUAL REPORT AND FORM 20-F | 2025	F-139

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

The quality-of-supply criterion is measured by the collective continuity indicators: DEC (Equivalent Duration of Interruption per Consumer Unit) and FEC (Equivalent Frequency of Interruption per Consumer Unit). These are considered non‑compliant when, individually or jointly, the result of each indicator exceeds the annual global limits established by ANEEL.

The efficiency criteria related to continuity of supply and to the economic and financial management required to maintain CEMIG D’s concession were met for the year ended December 31, 2024. For the 2025 fiscal year, the assessment has not yet been carried out.

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

The mitigation of this risk is provided by the Energy Reallocation Mechanism (MRE). The MRE was designed to share among its participants the financial risks associated with the commercialization of energy by hydroelectric plants dispatched centrally by the ONS.

The Company continuously monitors the position of its energy balance and the risk position of power purchase contracting, in order to ensure that transactions are consistent with its objectives and corporate strategy.

ANNUAL REPORT AND FORM 20-F | 2025	F-140

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

Amortized cost: Included in this category are the financial assets that (i) are held within the Company’s business model with the objective of collecting contractual cash flows, and (ii) whose contractual terms give rise to cash flows that are solely payments of principal and interest, as follows:

•         receivables from customers, traders and concession holders;

•         restricted cash;

•         securities for which there is a positive intention to hold them to maturity and whose contractual terms give rise to cash flows that constitute solely payments of principal and interest;

•         financial assets and liabilities related to the ‘Parcel A’ cost variation compensation account (CVA) and other financial components;

•         concession financial assets related to the concession grant fee (bonificação pela outorga) of generation contracts; and

•         amounts receivable from related parties.

The following financial liabilities are included in this category:

•         suppliers (trade payables);

•         leases;

•         loans and debentures;

ANNUAL REPORT AND FORM 20-F | 2025	F-141

•         debt agreed with the pension fund (Forluz);

•         low‑income subsidy obligations;

•         reimbursement of tariff subsidies; and

•         concession payables and other payables.

Amortized cost is calculated taking into account any discount or premium on acquisition, as well as fees or costs that are an integral part of the effective interest method. Gains and losses are recognized in profit or loss when the asset is derecognized, modified, or has a reduction in recoverable value

Estimates and judgments

Included in this category are cash equivalents and securities that are not classified at amortized cost, as well as derivative financial instruments and indemnification amounts receivable from generation assets.

This category also includes the concession financial assets related to electricity and gas distribution infrastructure. The financial assets of the electricity distribution concession are measured at replacement cost, equivalent to fair value at the financial statement date, while those related to the gas concession are measured at historical cost adjusted by the IGP‑M, less write‑offs and replacements, which corresponds to fair value at the financial statement date.

The Company maintains derivative instruments to manage its exposure to foreign‑currency fluctuations, which are initially recognized at fair value. Transaction costs attributable to these instruments are recognized in profit or loss when incurred. After initial recognition, derivatives are measured at fair value, with changes in fair value recorded in profit or loss.

The corresponding disclosures regarding the main assumptions used in fair value measurements are summarized in the respective notes to the financial statements.

20.   ACCOUNTS PAYABLE RELATED TO ENERGY GENERATED BY RESIDENTIAL CUSTOMERS

The Net Metering System (Sistema de Compensação de Energia Elétrica – SCEE) was implemented in 2012 by ANEEL Normative Resolution No. 482, with the purpose of promoting renewable energy generation. The SCEE allows the energy injected into the grid by consumer units with micro‑ or mini‑distributed generation to be provided, through a gratuitous loan, to the local distribution company. Subsequently, this energy is offset against the customer’s own consumption.

The balance of the obligation represents the volume of energy to be offset, measured based on the distributor’s prevailing energy tariff.

As of December 31, 2025, the amount recorded under current liabilities was R$1,825, compared to R$1,251 as of December 31, 2024. This increase is mainly due to the rise in the amount of energy injected into the grid, which reached 8,032 GWh in 2025 (6,108 GWh in 2024), as a result of the growth in the number of generating installations.

ANNUAL REPORT AND FORM 20-F | 2025	F-142

21.  PROVISIONS

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

Company and its subsidiaries recorded provisions for contingencies in relation to the legal actions in which, based on the assessment of the Company’s management and supported from its legal advisors, the chances of loss are assessed as ‘probable’ (i.e. an outflow of funds to settle the obligation will be necessary), as follows:

	Labor	Civil		Tax	Regulatory	Others	Total
		Costumer relations	Other civil actions
Balance on December 31, 2022	415	42	36	1,474	48	14	2,029
Additions	146	65	24	147	9	18	409
Reversals	(26)	(10)	(1)	(2)	-	(10)	(49)
Settled	(103)	(52)	(19)	(1)	(4)	(10)	(189)
Balance on December 31, 2023	432	45	40	1,618	53	12	2,200
Additions	194	178	43	45	6	42	508
Reversals	(17)	-	-	(576)	(1)	(4)	(598)
Settled	(142)	(72)	(21)	(5)	(1)	(16)	(257)
Balance on December 31, 2024	467	151	62	1,082	57	34	1,853
Additions	227	164	23	291	15	58	778
Reversals	(27)	(58)	(18)	-	(12)	(9)	(124)
Settled	(169)	(54)	(11)	(4)	(11)	(16)	(265)
Balance on December 31, 2025	498	203	56	1,369	49	67	2,242

There are lawsuits whose expected loss is considered possible, since the Company's and its subsidiaries' legal advisors, as follows:

	Possible loss
	Dec. 31, 2025	Dec. 31, 2024
Labor	1,354	1,042
Civil
Costumer relations	1,140	743
Other civil actions	747	637
	1,887	1,380

Tax	3,212	3,329
Regulatory	3,486	3,595
Others	2,339	2,114
Total	12,278	11,460

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

The main provisions and contingent liabilities are provided below, with the best estimation of expected future disbursements for these contingencies.

ANNUAL REPORT AND FORM 20-F | 2025	F-143

Tax

The Company (CEMIG) and its subsidiaries are parties to administrative and judicial proceedings related to taxes, in which matters are discussed, among others, regarding the Rural Land Tax (ITR), Tax on Transmission by Death and Donations of Any Assets or Rights (ITCD), the Social Integration Program (PIS), the Social Security Financing Contribution (COFINS), Corporate Income Tax (IRPJ), Social Contribution on Net Income (CSLL), and motions to stay fiscal execution. The amount of the contingency is R$412 (R$469 as of December 31, 2024), of which R$8 (R$6 as of December 31, 2024) has been provisioned, this being the estimated probable outflow required to settle these matters.

In addition to the matters mentioned above, the Company and its subsidiaries are parties to various lawsuits discussing the non‑incidence of the Urban Land Tax (IPTU) on properties linked to the public service concession. The amount of the contingency is R$212 (R$190 as of December 31, 2024), of which R$3 has been provisioned (R$3 as of December 31, 2024), this being the estimated probable outflow required to settle these matters. The Company has been successful in its efforts to suspend the enforceability of the IPTU tax credit, having obtained favorable decisions in some cases, which was the main factor leading to the reduction in the contingency amount.

Social Security Contributions – Profit Sharing (PLR)

The Brazilian Federal Revenue Service (RFB) initiated administrative and judicial proceedings against the Company with respect to social security contributions on the payment of Profit Sharing (PLR) to its employees between 1999 and 2016, alleging that the Company failed to comply with the requirements of Law No. 10,101/2000 by not establishing clear and objective rules in advance for the distribution of such amounts. In August 2019, the Federal Regional Court of the 1st Region issued an unfavorable decision to the Company on the matter. Consequently, based on the opinion of its legal advisors, the Company reassessed the probability of loss for certain PLR payments from possible to probable, while maintaining the classification of possible for the remaining amounts, as it believes it has substantive arguments for defense.

The amount of these contingencies is R$2,042 (R$1,889 as of December 31, 2024), of which R$1,011 (R$926 as of December 31, 2024) has been provisioned, this being the estimated probable outflow required to settle these matters.

ANNUAL REPORT AND FORM 20-F | 2025	F-144

Annual Bonus Indemnity (Indenização do Anuênio)

The Company paid indemnities to employees in 2006 totaling R$178 in exchange for rights related to future “anuênios” (annual tenure-based additions) that would be incorporated into salaries. The Company did not withhold income tax or social security contributions on this amount, considering that such obligations do not apply to indemnity payments. However, due to the controversy and to mitigate the risk of future penalties, CEMIG and its subsidiaries filed lawsuits seeking recognition of the non‑taxation of such indemnities, segregating discussions between Income Tax and Social Security contributions and making judicial deposits in each proceeding, totaling R$122, which is considered sufficient to settle the legal claims.

In the lawsuit regarding the incidence of Social Security Contributions on the anuênios, a judicial decision prevented an appeal from being heard by the Supreme Federal Court (STF), leaving the matter to be examined by the Superior Court of Justice (STJ). In 2022, the STJ issued a decision not recognizing the Company’s Special Appeal, and as a result, the probability of loss for this proceeding was changed from possible to probable. In December 2025, the lawsuit regarding the incidence of Income Tax on the payments made by the Company to its employees had its probability of loss reassessed from possible to probable, due to a decision by the 3rd Panel of the Federal Regional Court (TRF) of the 6th Region, which upheld the tax assessment on the grounds that the amount paid for the suspension of the anuênio right falls under the constitutional definition of income. Both actions have judicial deposits equal to the provisioned amounts. The total amount of these contingencies is R$350 (R$332 as of December 31, 2024), of which R$349 (R$148 as of December 31, 2024) has been provisioned.

Non‑approval of Tax Credit Offsets

The Brazilian Federal Revenue Service did not approve tax credit offset declarations relating to negative balances in corporate tax filings (DIPJ), as well as excess payments identified in DARFs and/or DCTFs, involving the following taxes: IRPJ, CSLL, PIS/Pasep and Cofins. The Company and its subsidiaries are contesting the disallowance of these offsets. The amount of this contingency is R$191 (R$229 as of December 31, 2024), based on compliance with the legal requirements provided for in the National Tax Code (CTN).

Social Security Contributions (general)

The Brazilian Federal Revenue Service initiated administrative proceedings against CEMIG and its subsidiaries concerning social security contributions over various payment items: employee meal program (PAT), education allowance, meal allowance, special retirement premium, overtime payments, occupational hazard exposure, Sest/Senat contributions, and fines for failure to comply with ancillary obligations. CEMIG and its subsidiaries submitted their defenses and await judgment. The amount of this contingency is R$173 (R$159 as of December 31, 2024). The Company assessed the probability of loss as possible, based on judicial precedents and the evaluation of its legal advisors.

Withholding Income Tax (IRRF) on Capital Gains from Corporate Transaction

The Brazilian Federal Revenue Service issued a tax assessment against CEMIG as jointly liable with its subsidiary and Parati S.A. Participações em Ativos de Energia Elétrica (Parati), regarding Withholding Income Tax (IRRF) levied on the capital gain from a corporate transaction involving the purchase by Parati and sale by Enlighted, on July 7, 2011, of 100% of the shares of LUCE LLC (a Delaware‑based company), owner of 75% of Luce Brasil Fundo de Investimento em Participações (FIP Luce), which indirectly holds, through Luce Empreendimentos e Participações S.A., approximately 13.03% of the total and voting capital of Light S.A. (Light). The amount of this contingency is R$307 (R$289 as of December 31, 2024) and the probability of loss has been assessed as possible.

ANNUAL REPORT AND FORM 20-F | 2025	F-145

Social Contribution on Net Income (CSLL)

The Brazilian Federal Revenue Service issued tax assessments against CEMIG and its subsidiaries for the fiscal years 2008 to 2018 for failure to add or improper deduction of amounts in the CSLL tax base, particularly relating to: (i) taxes with suspended enforceability; (ii) donations and sponsorships (Law 8,313/91); (iii) fines for infractions of various types; (iv) goodwill amortization; and (v) expenses with technological innovation. The amount of this contingency is R$570 (R$508 as of December 31, 2024). The Company evaluated the tax treatments adopted, determined that they may be challenged by tax authorities, and concluded that it is more likely than not that they will be accepted.

ICMS – Tax on Circulation of Goods and Services

Between December 2019 and December 2021, the Minas Gerais State Treasury issued six tax assessments against Gasmig totaling R$357, relating to the reduction of the ICMS tax base on the sale of natural gas to consumers from December 1, 2014 to September 30, 2021, alleging a discrepancy between Gasmig’s calculation method and the tax authority’s interpretation. The assessments include R$124 in principal, R$201 in fines, and R$32 in interest. In July 2021, Gasmig filed a lawsuit to annul the tax debt against the State of Minas Gerais. The assessments are suspended pending judgment.

Given that the State of Minas Gerais did not contest Gasmig’s calculation methodology for more than 25 years, management, together with legal counsel, considers that Article 100, III of the National Tax Code may be invoked to avoid the application of penalties and interest; therefore, the probability of loss related to these amounts is remote. Regarding the discussion on the difference in ICMS amounts calculated by Gasmig versus the new interpretation by the state tax authority, the probability of loss was considered possible. As of December 31, 2025, the Company obtained favorable decisions for the initial claims, and the probability of loss was classified as remote; the estimated amount of the contingency was R$261 as of December 31, 2024.

Interest on Equity (JCP)

The Company filed a Writ of Mandamus, with a request for injunction, seeking the right to deduct, from the IRPJ and CSLL tax base, the expenses related to Interest on Equity (“JCP”) in the fourth quarter of 2020. These interest amounts were calculated based on periods preceding the actual payments, specifically the first and second quarters of 2020. In addition, the Company seeks to dismiss alleged IRPJ and CSLL tax credits related to the portion not collected due to the deduction of such financial expense, including related penalties.

A judicial deposit has been made in the amount of R$97 (R$88 as of December 31, 2024). The contingency amounts to R$88 (R$80 as of December 31, 2024). The Company evaluated the tax treatments adopted and concluded that they are more likely than not to be accepted by the tax authority.

ANNUAL REPORT AND FORM 20-F | 2025	F-146

Reversal of PIS/Pasep and Cofins Credits

In August 2021, the Brazilian Federal Revenue Service issued two tax assessments concerning PIS/Pasep and Cofins calculations for taxable events occurring between August 2016 and December 2017, alleging insufficient payment of such contributions due to the supposedly improper crediting of Proinfa‑related expenses and the absence of reversal of credits related to non‑technical losses. The Company is contesting the assessments. The amount of the contingency is R$237 (R$216 as of December 31, 2024) and the probability of loss has been classified as possible due to the limited judicial precedent on the matter.

Labor

CEMIG and its subsidiaries are parties to several lawsuits filed by their employees and by employees of outsourced service providers. These lawsuits generally relate to overtime pay, additional compensation, termination benefits, various employee benefits, salary adjustments, and related effects on supplementary pension plans. In addition to these claims, there are other lawsuits concerning workforce outsourcing, supplementation and recalculation of retirement pensions by Forluz, and salary adjustments.

The total amount of contingencies is R$1,574 (R$1,409 as of December 31, 2024), of which R$498 have been recognized as provisions (R$467 as of December 31, 2024). This amount represents management’s best estimate of the probable outflow of resources required to settle these matters.

Outsourcing

The Company is a party to two labor claims filed by labor unions that seek the recognition of unlawful outsourcing and, consequently, the equalization of rights between outsourced workers and the Company’s own employees. The contingency amount related to these claims is estimated at R$278 (R$100 as of December 31, 2024).

The probability of loss has been classified as possible, since the current court decisions in these cases are favorable to the Company and the Brazilian Supreme Federal Court (Supremo Tribunal Federal – STF) has established its understanding in the judgments of Theme 725 and ADPF 324, which recognize the lawfulness of outsourcing regardless of whether it involves core or non-core activities.

ANNUAL REPORT AND FORM 20-F | 2025	F-147

Civil

Customers claims

CEMIG and its subsidiaries are parties to various civil lawsuits related to claims for moral and material damages arising mainly from irregularities in consumption metering and undue charges during the ordinary course of business, totaling R$729 (R$492 as of December 31, 2024), of which R$138 (R$94 as of December 31, 2024) has been provisioned, this being the estimated probable outflow necessary to settle these matters.

Relations with Large Consumers – Purchase and Sale of Electric Energy

In June 2024, the probability of loss was reassessed from possible to probable in an ordinary civil action filed against CEMIG GT, which seeks the annulment of the contractual termination penalty clause relating to the purchase and sale of electric energy in the free market, as well as the reimbursement of the amounts paid by the plaintiff. Additionally, the request to reduce the amount of the termination penalty and to exclude the incidence of the “spread” in the calculation of the debt was partially granted. The amount of the obligation, recalculated after the decision, is R$66 (R$57 as of December 31, 2024).

Provision of Electric Energy Supply Services

A Public Civil Action was filed jointly by the State Public Prosecutor’s Office and the Federal Public Prosecutor’s Office against the Company and ANEEL, requesting that the municipality of Uberlândia ensure that consumer service for electric energy supply meets the standards established by the legal system, the prevention of blackouts and voltage fluctuations in the supply of electric energy, on‑site inspections in the transmission and distribution of electric energy, and compensation for collective moral damages, totaling R$398 (R$345 as of December 31, 2024), with the probability of loss assessed as possible.

Electric Energy Supply

In June 2025, the Public Prosecutor’s Office of the State of Minas Gerais (MPMG) filed a public civil action requesting that the Company be ordered to pay compensation for collective moral damages, in addition to being required to implement improvements in the electric energy supply service in a municipality in the state. The claim is based on allegations of repeated and prolonged failures in energy supply in several locations within the municipality. The amount of the contingency, as of December 31, 2025, is R$151, with the probability of loss assessed as possible.

Other Civil Actions

CEMIG and its subsidiaries are parties to various civil actions in which claims are made for moral and material damages, among others, arising from incidents occurring during the ordinary course of business, totaling R$802 (R$698 as of December 31, 2024), of which R$55 (R$62 as of December 31, 2024) has been provisioned, this being the estimated probable outflow necessary to settle these matters.

ANNUAL REPORT AND FORM 20-F | 2025	F-148

Regulatory

CEMIG and its subsidiaries are parties to various administrative and judicial proceedings in which the following matters are mainly challenged: (i) tariff charges billed in invoices related to the use of the distribution system by self‑producers; and (ii) the violation of continuity indicator targets in the provision of electric energy supply services. The amount of the contingency is R$954 (R$637 as of December 31, 2024), of which R$31 (R$29 as of December 31, 2024) has been provisioned, this being the estimated probable outflow required to settle these matters.

Tariff Increase – Plano Cruzado

CEMIG and its subsidiaries are defendants in lawsuits challenging the tariff increases authorized by DNAEE Ordinances 38/86 and 45/86, which occurred during the Federal Government’s economic stabilization program known as “Plano Cruzado” in 1986. Consequently, the plaintiffs request reimbursement of the excess amounts paid during the period in question, given that the illegality of the tariff increases has been settled by the Superior Court of Justice (STJ) in Repetitive Theme 319. Currently, most of the lawsuits in this discussion are in the phase of calculating the amounts to be reimbursed. Accordingly, the amount of the contingency is estimated at R$57 (R$67 as of December 31, 2024), of which R$16 (R$27 as of December 31, 2024) has been provisioned.

Public Lighting Contribution (CIP)

CEMIG and its subsidiary CEMIG D are parties to various lawsuits seeking the annulment of clauses in the Electric Energy Supply Contracts for public lighting entered into between the Company and various municipalities within its concession area, and the reimbursement of the difference in amounts charged over the past 20 years, should the courts rule that such charges were improper. The lawsuits are based on an alleged error by the Company in the time estimate used to calculate the electric energy consumption for public lighting funded by the CIP.

The Company believes it has substantive legal arguments to defend itself in these proceedings, having even obtained a partially favorable decision, and therefore no provision has been recorded for this matter, whose estimated amount is R$1,787 (R$1,672 as of December 31, 2024), with the probability of loss classified as possible due to the inapplicability of the Consumer Protection Code to this case, as it is subject to specific regulation of the electric sector under ANEEL Resolutions 414 and 456.

ANNUAL REPORT AND FORM 20-F | 2025	F-149

Accounting of Energy Sale Operations by the Electric Energy Trading Chamber (CCEE)

AES Sul Distribuidora has contested, in court since August 2002, the accounting criteria for energy sale transactions in the Wholesale Energy Market (MAE), the predecessor of the Electric Energy Trading Chamber (CCEE), during the rationing period, and obtained a preliminary injunction in February 2006 ordering ANEEL to comply with the distributor’s request and to carry out, with CCEE, the re‑accounting and settlement of the transactions during the rationing period, disregarding Decision No. 288/2002.

Such measure would have been implemented at CCEE beginning in November 2008 and would have resulted in an additional disbursement for the Company related to energy purchases in the short‑term market through CCEE. In June 2025, a judicial decision was issued with votes favorable to the Company’s arguments, and the probability of loss was reassessed from possible to remote. The amount of the contingency was R$681 as of December 31, 2024.

Discussion Regarding Energy Billing

During 2022, one of the Company’s customers initiated an arbitration proceeding seeking amendments to contractual clauses and questioning the incidence of certain taxes on the amounts billed in electric energy invoices. In September 2022, the Company was duly notified of a judicial decision granting an injunction ordering the Company to issue invoices for the energy supply contract in accordance with the customer’s request. After the arbitration proceeding was initiated and the parties were heard, in January 2023, the Tribunal revoked the previous decision and ordered the reinstatement of the contractual billing methodology, as well as the payment of the amounts not billed due to the injunction initially granted in favor of this customer.

The arbitration proceeding remains ongoing, in which the customer continues to challenge the matters mentioned above. The Company will file a request for clarification with respect to the partial arbitral award that has been rendered. Should all of the customer’s claims be upheld, the Company would be required to reimburse the difference between the contractually agreed amounts and the adjustments sought by the customer, which totaled R$356 as of December 31, 2025 (R$275 as of December 31, 2024). Management, supported by its legal advisors, has classified the probability of loss as possible.

Administrative Penalty

The Company and its subsidiary filed a lawsuit to annul an administrative act, with a request for injunctive relief, against the Brazilian Electricity Regulatory Agency (ANEEL), seeking to cancel sanctions, warnings, and fines totaling R$26 arising from Infraction Notice No. 076/2013 – SEF/ANEEL. The expected disbursement is estimated at R$189 (R$156 as of December 31, 2024), and the probability of loss is assessed as possible. The case is pending judicial ruling.

Arbitration Proceeding

The Company is a defendant in an arbitration proceeding related to a dispute involving a contract for the purchase and sale of electric energy in the free market. Among the issues under discussion are the billing method, overdue invoices, and whether the contract remains in force. For the latter, if the contract is no longer in effect, responsibility for its termination will need to be determined. The contingency is estimated at R$190 (R$163 as of December 31, 2024), management, supported by its legal advisors, has classified the probability of loss as possible.

ANNUAL REPORT AND FORM 20-F | 2025	F-150

Other legal actions in the normal course of business

CEMIG and its subsidiaries are involved, as plaintiff or defendant, in other disputes, including environmental claims, removal of residents from risk areas, and indemnifications for contractual terminations of lesser relevance, all related to the ordinary course of operations, totaling an estimated R$987 (R$792 as of December 31, 2024), of which R$51 (R$22 as of December 31, 2024) has been provisioned, this being the estimated probable outflow of resources to settle these matters.

Accounts Receivable from the State of Minas Gerais – AFAC

CEMIG Holding has a receivable recognized in non‑current assets, amounting to R$13 as of December 31, 2025 (R$13 as of December 31, 2024), related to amounts receivable from the Government of the State of Minas Gerais arising from the refund of an administrative deposit related to the discussion on the monetary restatement criterion applied to AFAC in prior years, which was formalized through the signing of the Debt Recognition Agreement (TRD).

CEMIG Holding withheld the remaining portion from dividends paid to the Government of the State of Minas Gerais on June 30, 2021, and is awaiting developments before the Chamber for Administrative Conflict Prevention and Resolution (CPRAC).

If no solution is reached through CPRAC and a judicial action is subsequently filed to discuss the merits relating to the monetary restatement criterion applied to AFAC in the past, Management, supported by its legal advisors, has classified the probability of loss as possible. The estimated amount of the contingency, as of December 31, 2025, was R$278 (R$278 as of December 31, 2024).

Breach of Contract

The Company and its subsidiaries are involved in administrative proceedings arising from alleged breaches of contracts related to the ordinary course of business. In 2025, these actions showed an increase in the amount of the contingency due to the ratification of expert calculations. The amount of the contingency, as of December 31, 2025, is R$297 (R$200 as of December 31, 2024), with the probability of loss assessed as possible.

ANNUAL REPORT AND FORM 20-F | 2025	F-151

Volta do Rio

The Company and its subsidiary Volta do Rio are defendants in a notice of infraction issued in 2022 by the Federal Heritage Secretariat (SPU/CE), which concluded that landfills, embankments, and towers installed for the operation of the Volta do Rio wind generation system were located within a beach area. As a result, penalties were imposed on the Volta do Rio Wind Farm, including: (i) demolition and/or removal of structures and equipment if not subject to regularization; and (ii) a monthly fine for each square meter affected by the installations. Volta do Rio Wind Farm filed a defense and an administrative appeal. The contingency calculation considers the monthly fine applied per square meter of the areas filled, built, or where works, fences, or installations related to the wind farm were carried out. The amount of the contingency, as of December 31, 2025, is R$593 (R$311 as of December 31, 2024), with the probability of loss assessed as possible.

Luz para Todos Program

The Company is involved in disputes concerning alleged losses arising from supposed contractual breaches during the implementation of part of the rural electrification program Luz para Todos. The estimated amount is R$3 (R$344 as of December 31, 2024), of which R$3 (R$0.154 as of December 31, 2024) has been provisioned, this being the estimated probable outflow to settle these matters.

The reduction in the contingent liability is due to the judgment of appeals in one of the cases within the “Luz para Todos” group, in which the Court of Justice of the State of Minas Gerais (TJMG) assigned to the Company the tax burden relating to the ISSQN difference arising from the increase in the tax base, with the probability of loss reassessed from possible to probable for the amount of R$3 as of December 31, 2025. On the other hand, the Company’s responsibility for alleged contractual imbalance was dismissed, with the probability of loss reassessed from possible to remote for the amount of R$341, in 2025, from the total of R$344 as of December 31, 2024.

Removal of Housing Units under High‑Voltage Transmission Lines

CEMIG and its subsidiaries are defendants in various lawsuits concerning requests for socioeconomic registration, removal, resettlement, and, in some cases, indemnification for reoccupation of degraded areas resulting from occupation, particularly in the municipalities of Belo Horizonte and Santa Luzia. The Company believes that municipalities are responsible for urban planning, housing policies, and, consequently, the obligation to survey families living under the Company’s transmission lines and to carry out resettlement. The contingency values for these cases are based on the claims filed by the Public Prosecutor’s Office. The amount of the contingent liability under discussion was estimated at R$250 as of December 31, 2025 (R$223 as of December 31, 2024), of which R$14 (R$12 as of December 31, 2024) has been provisioned.

ANNUAL REPORT AND FORM 20-F | 2025	F-152

Accounting policy

Provisions are recognized by the Company when: (i) there is a present obligation resulting from a past event; (ii) it is more likely than not that an outflow of financial resources will be required to settle the obligation; and (iii) a reliable estimate of the amount of the obligation can be made.

Estimations and judgments

The amounts are recognized only in operating expenses, and situations such as the following are observed: (i) amounts related to expropriation and the establishment of easements do not affect the Company’s profit or loss, since the disbursement is treated as an investment in the acquisition of property; (ii) administrative proceedings, in which discussions occur at the administrative level, are assessed in terms of their probability of loss at the judicial level; (iii) the amount assumed in legal proceedings related to consortiums refers to the Company’s contractual ownership interest and will receive the same accounting treatment applied to other proceedings; and (iv) significant proceedings that have judicial deposits as collateral are provisioned based on the updated balance of the deposit made only when such deposit represents the probable cash outflow to settle the obligation and no additional cash outflow is expected.

With respect to contingent liabilities, these represent a possible obligation that arises from past events, whose existence will be confirmed only by the occurrence or non‑occurrence of one or more uncertain future events not wholly within the Company’s control. Such an obligation is not recognized, as it is not probable that an outflow of economic resources will be required to settle the obligation, but it is disclosed in the notes to the financial statements. The disclosure includes a brief description of the nature of the contingent liability, an indication of the uncertainties related to the amount of the potential outflow, or the amount of any expected reimbursement, when applicable

ANNUAL REPORT AND FORM 20-F | 2025	F-153

22.   ESCROW DEPOSITS

	Dec. 31, 2025	Dec. 31, 2024
Labor claims	191	219

Tax contingencies
Income tax on interest on equity	36	34
PIS/Pasep and Cofins taxes (1)	5	5
Donations and legacy tax (ITCD)	38	67
Urban property tax (IPTU)	144	110
Finsocial tax	51	48
Income and social contr. tax on indemnity for employees' 'Anuênio' benefit (note 21)	349	332
Income tax withheld at source on inflationary income	-	10
Income tax and contribution tax effective rate	169	153
Other	129	120
	921	879

Other
Regulatory	53	42
Third party	13	10
Customer relations	65	7
Court embargo	45	26
Other	23	13
	199	98
	1,311	1,196

(1)	Includes escrow deposits from legal actions related to INSS and PIS/Pasep and Cofins taxes.

ANNUAL REPORT AND FORM 20-F | 2025	F-154

23.     TAXES AND CHARGES

23.1   RECOVERABLE TAXES

	Dec. 31, 2025	Dec. 31, 2024
Current
ICMS (VAT) (a)	551	485
PIS/Pasep (b)	1	1
Cofins (b)	7	5
Others	21	20
	580	511
Non-current
ICMS (VAT) (a)	920	847
PIS/Pasep (b)	138	132
Cofins (b)	499	476
	1,557	1,455
	2,137	1,966

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

b)   Pis/Pasep and Cofins taxes credits over ICMS

In May 2019, CEMIG and its subsidiaries recognized PIS/Pasep and Cofins credits related to the amounts paid of these contributions incident on ICMS, for the period from July 2003 to May 2019. The methods for recovering these credits are: (i) offsetting the recoverable balance against amounts payable, on a monthly basis, of other federal taxes; or (ii) receiving Federal Government court‑ordered payments. With respect to CEMIG D and CEMIG GT, the offsetting process was authorized in order to accelerate the recovery of the credits. With respect to CEMIG parent company, the expectation is to receive these credits through court‑ordered payments, considering that it does not have sufficient monthly tax payments to justify the use of offsetting.

In this context, CEMIG parent company has a balance of R$589 recorded in non‑current assets related to these credits, which will be received through court‑ordered payments and are being adjusted by the Selic rate.

ANNUAL REPORT AND FORM 20-F | 2025	F-155

23.2   INCOME AND SOCIAL CONTRIBUTION TAXES

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

	Dec. 31, 2025	Dec. 31, 2024
Income tax	767	500
Social contribution tax	223	89
	990	589

Current	397	7
Non-current	593	582

b)     Income tax and social contribution tax

The balances of income tax and social contribution tax recorded in current liabilities refer mainly to the taxes owed by the subsidiaries which report by the Real Income method and have opted to make monthly payments based on estimated revenue, and also by the subsidiaries that have opted for the Presumed Income method, in which payments are made quarterly.

	Dec. 31, 2025	Dec. 31, 2024
Current
Income tax	113	119
Social contribution tax	20	44
	133	163

c)      Deferred income tax and social contribution tax

The Company has deferred taxed assets and liabilities from unused tax loss carryforwards, negative base for the social contribution tax, and deductible temporary differences, at the statutory rates applicable to each legal entity in Brazil of 25% (for Income tax) and 9% (for the social contribution tax), as follows:

ANNUAL REPORT AND FORM 20-F | 2025	F-156

	Dec. 31, 2024	Profit and loss	Comprehensive income	Others	Dec. 31, 2025
Deferred tax assets
Tax loss carryforwards	956	107	-	-	1,063
Provisions for contingencies	619	134	-	-	753
Impairment on investments	17	(1)	-	-	16
Provision for income sharing payments	30	8	-	-	38
Post-employment obligations	1,465	(567)	(37)	(257)	604
Provision for expected credit losses	350	57	-	-	407
Onerous concession	12	-	-	-	12
Rights of use	134	(3)	-	-	131
Others	18	(3)	-	-	15
Total	3,601	(268)	(37)	(257)	3,039

Deferred tax liabilities
Deemed cost	(147)	5	-	-	(142)
Acquisition costs of equity interests	(339)	13	-	-	(326)
Borrowing costs capitalized	(199)	(20)	-	-	(219)
Adjustment to expectation of cash flow – Concession assets	(387)	(71)	-	-	(458)
Revenues arising from transmission contract asset	(1,400)	119	-	-	(1,281)
Adjustment to fair value: Swap/Loss	(1)	2	-	-	1
Reimbursement of costs – GSF	(184)	46	-	-	(138)
Lease liabilities	(119)	5	-	-	(114)
Others	(34)	(40)	-	(4)	(78)
Total	(2,810)	59	-	(4)	(2,755)
Total, net	791	(209)	(37)	(261)	284

Total assets	2,334				1,853
Total liabilities	(1,543)				(1,569)

ANNUAL REPORT AND FORM 20-F | 2025	F-157

	Dec. 31, 2023	Profit and loss	Comprehensive income	Others	Dec. 31, 2024
Deferred tax assets
Tax loss carryforwards	1,219	(263)	-	-	956
Provisions for contingencies	723	(104)	-	-	619
Impairment on investments	57	(40)	-	-	17
Provision for income sharing payments	48	(18)	-	-	30
Post-employment obligations	1,812	47	(394)	-	1,465
Provision for expected credit losses	326	24	-	-	350
Onerous concession	12	-	-	-	12
Rights of use	126	8	-	-	134
Others	13	5	-	-	18
Total	4,424	(429)	(394)	-	3,601

Deferred tax liabilities
Deemed cost	(155)	8	-	-	(147)
Acquisition costs of equity interests	(439)	100	-	-	(339)
Borrowing costs capitalized	(182)	(17)	-	-	(199)
Adjustment to expectation of cash flow – Concession assets	(334)	(53)	-	-	(387)
Revenues arising from transmission contract asset	(931)	(469)	-	-	(1,400)
Adjustment to fair value: Swap/Loss	(126)	125	-	-	(1)
Reimbursement of costs – GSF	(229)	45	-	-	(184)
Lease liabilities	(127)	8	-	-	(119)
Others	32	(61)	-	(5)	(34)
Total	(2,491)	(314)	-	(5)	(2,810)
Total, net	1,933	(743)	(394)	(5)	791

Total assets	3,045				2,334
Total liabilities	(1,112)				(1,543)

The estimates of future taxable profit, which form the basis for the analysis of the recoverability of net deferred tax assets, are based on annual and long‑term budgets, both periodically reviewed, as well as on the historical profitability. However, future taxable profit may be higher or lower than the estimates considered by Management when determining the need to recognize or not the amount of the deferred tax asset.

ANNUAL REPORT AND FORM 20-F | 2025	F-158

On the basis of the individual estimates of the Company and its subsidiaries, future taxable profits enable the Deferred tax asset existing on December 31, 2025 to be realized, as follows:

2026	443
2027	379
2028	543
2029	366
2030 a 2032	680
2033 a 2035	628
3,039

Unrecognized temporary differences

On December 31, 2025 and 2024, there are no unrecognized temporary differences in tax losses and negative bases, as there is probable certainty that sufficient future income will be generated to realize these assets.

Uncertainties in the treatment of taxes on income

In the consolidated financial statements of December 31, 2025 and 2024, the Company did not recognize any amounts related to uncertainties over tax treatment of income.

ANNUAL REPORT AND FORM 20-F | 2025	F-159

d)     Reconciliation of income tax and social contribution expenses

This table reconciles the statutory income tax (rate 25%) and social contribution tax (rate 9%) with the current income tax expense in the statement of income:

	2025	2024	2023
Profit before income tax and social contribution tax	5,671	9,358	6,851
Income tax and social contribution tax – nominal expense (34%)	(1,928)	(3,182)	(2,329)
Tax effects applicable to:
Gain in subsidiaries by equity method	30	66	93
Tax incentives	96	166	89
Effects from subsidiaries taxed based on gross revenues	109	95	92
Non-deductible penalties	(70)	(78)	(95)
Interest on own capital	823	629	950
Monetary update on tax overpayments	11	29	101
Others	158	36	15
Income tax and Social Contribution – effective gain (expense)	(771)	(2,239)	(1,084)
Current tax	(562)	(1,495)	(943)
Deferred tax	(209)	(744)	(141)
	(771)	(2,239)	(1,084)
Effective rate	13.60%	23.93%	15.82%

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

ANNUAL REPORT AND FORM 20-F | 2025	F-160

Deferred

Deferred tax is recognized for temporary differences between the carrying amount of an asset or liability in the statement of financial position and its tax base at the reporting date.

Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received and all associated conditions will be complied, in accordance with IAS 20.

The subsidiaries CEMIG D, CEMIG GT and Central Eólica Volta do Rio have projects located in the SUDENE incentivized area, for which the right to a 75% reduction in corporate income tax, including the additional rate, has been recognized, as well as a 30% reduction of the IRPJ payable, after the 75% reduction, due to the reinvestment benefit.

Tax incentives of this nature, in the form of exemption or reduction of corporate income tax, meet the definition of a government grant and are recognized by recording the full tax expense in profit or loss as if it were due, with a corresponding credit to government grant income, presented as a deduction from income tax expense.

Given the legal restriction on the distribution of net income corresponding to the tax incentive, the Company maintains the amount related to the incentive granted in the tax incentive reserve. More details in note 4.

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

ANNUAL REPORT AND FORM 20-F | 2025	F-161

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

23.3   TAXES PAYABLE AND PIS/PASEP AND COFINS TAXES TO BE REFUNDED TO CUSTOMERS

	Dec. 31, 2025	Dec. 31, 2024
Current
ICMS	154	146
Cofins (a)	265	278
PIS/Pasep (a)	57	61
INSS	64	59
Others (1)	206	181
	746	725
Non-current
Cofins (a)	404	407
PIS/Pasep (a)	88	89
	492	496
	1,238	1,221
Amounts to be refunded to customers
Current
PIS/Pasep and Cofins (b)	-	185
ICMS	341	341
Non-current
PIS/Pasep and Cofins (b)	151	166
	492	692

(1)	This includes the retention, at source, of income tax on the Interest on Equity declared. This tax was paid in the subsequent month, in accordance with the tax legislation. More details in note 3.4.

ANNUAL REPORT AND FORM 20-F | 2025	F-162

a) Tax reform

The deferred PIS/Pasep and Cofins liabilities were maintained due to the absence of specific regulatory guidance on the matter within the scope of the tax reform. Complementary Law No. 214/2025 provides some indications regarding the treatment applicable to transmission revenues; however, further clarification through regulation is still required in order to define the procedure to be adopted with respect to construction revenues recognized prior to the effective date of the Contribution on Goods and Services (CBS)

b) PIS/Pasep and Cofins taxes to be refunded to customers

The amounts of PIS/Pasep and Cofins to be refunded to customers by CEMIG D and Gasmig due to the exclusion of ICMS from the calculation basis of these contributions represent the amounts of R$26 (R$209 on December 31, 2024) and R$125 (R$143 on December 31, 2024, respectively. The criteria for refunding Gasmig's PIS/Pasep and Cofins credits to customers will still be the subject of discussions with the Minas Gerais Development Secretariat.

Movement of amounts to be refunded to customers

Balances on December 31, 2022	3,304
Consumers refunds	(1,909)
Federal Revenue Inspection	(67)
Financial adjustments - Selic	190
Balances on December 31, 2023	1,518
Consumers refunds	(513)
Reversal of amounts to be refunded to customers	(411)
Financial adjustments - Selic	65
Others	33
Balances on December 31, 2024	692
Consumers refunds	(209)
Financial adjustments - Selic	14
Others	(5)
Balances on December 31, 2025	492

(1)     This refers to a refund through the effective tax rate, related to tax credits (indébito tributário) identified by the Company, in accordance with Law 14,385/2022.

ANNUAL REPORT AND FORM 20-F | 2025	F-163

c) Direct Action of Unconstitutionality (ADI) 7,324 – Amounts to be refunded to customers

On August 14, 2025, the Federal Supreme Court (STF) ruled on Direct Action of Unconstitutionality No. 7,324, which challenges the constitutionality of Law No. 14,385/2022, addressing the refund to customers of taxes unduly paid by electricity distribution companies.

The decision allows the deduction, from the amount to be refunded to customers, of the taxes levied on the tax credit (indébito), as well as the specific legal fees incurred by the concessionaires. The Court also established a ten‑year statute of limitations, counted prospectively from the date on which the indébito is effectively refunded to the electricity distribution companies or from the final approval of the compensation performed. Additionally, the STF ruled that amounts received in good faith by customers will not be subject to restitution to the distribution companies.

Given that the amounts to be refunded to the distribution company are still under administrative review, the Company is awaiting the approval (homologation) of the identified tax credits by the Brazilian Federal Revenue Service in order to proceed with the reimbursement of the corresponding portion to customers. Since the Company has already made the full refund of the credits to customers, there are no impacts from the decision to be recognized.

23.4   REGULATORY CHARGES

	Dec. 31, 2025	Dec. 31, 2024
Liabilities
Global Reversion Reserve (RGR)	29	28
Energy Development Account (CDE)	102	76
Grantor inspection fee – ANEEL	4	4
Energy Efficiency Program	241	188
Research and development (R&D)	140	146
Energy System Expansion Research	5	5
National Scientific and Technological Development Fund	10	10
Proinfa – Alternative Energy Program	7	9
Royalties for use of water resources	14	12
Emergency capacity charge	26	26
CDE on R&D (1)	3	3
CDE on EEP	5	5
Others	3	4
	589	516

Current liabilities	441	344
Non-current liabilities	148	172

ANNUAL REPORT AND FORM 20-F | 2025	F-164

a)      Research, development and innovation

Every year, energy distribution, generation and transmission concessionaires and permit holders must allocate 1% of their regulatory net operating revenue to research, development and innovation projects in the energy sector.

The movement of balances is as follows:

	Consolidated
	Dec. 31, 2024	Additions	Expenses	Investments	Monetary updating	Dec. 31, 2025
FNDCT	10	19	(19)	-	-	10
MME	5	9	(9)	-	-	5
R&D (1)	146	11	-	(20)	3	140
PEE	188	88	-	(60)	25	241
Total	349	127	(28)	(80)	28	396

	Consolidated
	Dec,31,2023	Additions	Expenses	Investments	Monetary updating	Dec. 31, 2024
FNDCT	9	48	(47)	-	-	10
MME	5	24	(24)	-	-	5
R&D (1)	150	36	-	(56)	16	146
PEE	187	83	(45)	(54)	17	188
Total	351	191	(116)	(110)	33	349

(1)	The changes in R&D are presented net of services in progress, which amounted to R$6 on December 31, 2025 and R$4 on 2024

ANNUAL REPORT AND FORM 20-F | 2025	F-165

24.   COMMITMENTS

CEMIG and its subsidiaries have contractual obligations and commitments not yet incurred, therefore not recognized in these financial statements, which mainly include the purchase of electricity, as shown in the table below:

	2026	2027	2028	2029	2030	2031 onwards	Total
Purchase of energy from Itaipu	1,208	1,226	1,235	1,257	1,266	20,687	26,879
Purchase of energy – auctions	5,306	4,910	4,899	4,997	5,168	56,630	81,910
Purchase of energy – ‘bilateral contracts’	105	-	-	-	-	-	105
Quotas of Angra 1 and Angra 2	197	199	199	199	197	3,079	4,070
Transport of energy from Itaipu	229	234	213	193	200	3,651	4,720
Other energy purchase contracts	6,650	5,055	3,357	3,002	2,942	22,660	43,666
Physical quota guarantees	853	811	761	761	761	12,182	16,129
Total	14,548	12,435	10,664	10,409	10,534	118,889	177,479

The payment flows for leases, loans and suppliers are presented in Explanatory Notes 16 and 15.

ANNUAL REPORT AND FORM 20-F | 2025	F-166

25.   SUBSEQUENT EVENTS

Acquisition of the Timóteo–Mesquita Transmission Company

On February 26, 2025, Cemig GT entered into an Asset Purchase and Sale Agreement (APSA) for the acquisition of 100% of the share capital of Empresa de Transmissão Timóteo‑Mesquita (ETTM), owned by the Fram Capital Group. On January 29, 2026, Cemig GT completed the acquisition of the entire share capital of ETTM.

The agreed price was R$30, and the Annual Permitted Revenue (RAP) of the assets amounts to R$5.7. ETTM’s transmission assets are connected to Cemig’s 230 kV Basic Grid and are located in the Vale do Aço region in the state of Minas Gerais.

This transaction constitutes a non-adjusting event after the reporting period and, therefore, no amounts related to this business combination have been recognized in these financial statements. The acquisition will be accounted for as a business combination under IFRS 3 using the acquisition method. As of the date these financial statements were authorized for issuance, the acquisition-date fair value measurement of the identifiable assets acquired and liabilities assumed had not been completed. Accordingly, the information required by IFRS 3.B64, including (among others) the acquisition-date fair values of the major classes of assets acquired and liabilities assumed and the resulting amount of goodwill (or gain on a bargain purchase), is not yet available. As a result, management is currently unable to reasonably estimate the financial effects of this business combination on the Group’s financial position and results of operations.

Acquisition of 51% of the Shares of Hidrelétrica Pipoca S.A.

On August 14, 2025, Cemig GT exercised its preemptive right to acquire 51% of the shares of Hidrelétrica Pipoca S.A. held by Serena Geração S.A., a wholly owned subsidiary of Serena Energia S.A. This preemptive right, as provided for in the Shareholders’ Agreement, arises from the transfer of indirect control of PCH Pipoca, which was completed on November 4, 2025.

Approval by both CADE and ANEEL was obtained in 2026.

On December 31, 2025, Cemig GT holds 49% of the shares of PCH Pipoca. The acquisition of the remaining 51% resulted in full ownership of the assets by the Company, PCH Pipoca, which has an installed capacity of 20 MW and an average assured energy of 11.9 MW.

The transaction was completed on March 25, 2026. The transaction amount, as adjusted by 100% of the CDI benchmark rate from May 15, 2025 through the date of the auction of the Public Tender Offer for Acquisition of Shares of Serena Energia S.A., totaled R$39.

ANNUAL REPORT AND FORM 20-F | 2025	F-167

This transaction constitutes a non-adjusting event after the reporting period and, therefore, no amounts related to this business combination have been recognized in these financial statements. The acquisition will be accounted for as a business combination under IFRS 3 using the acquisition method. As of the date these financial statements were authorized for issuance, the acquisition-date fair value measurement of the identifiable assets acquired and liabilities assumed had not been completed. Accordingly, the information required by IFRS 3.B64, including (among others) the acquisition-date fair values of the major classes of assets acquired and liabilities assumed and the resulting amount of goodwill (or gain on a bargain purchase), is not yet available. As a result, management is currently unable to reasonably estimate the financial effects of this business combination on the Group’s financial position and results of operations.

Declaration of interest on equity (JCP)

On March 19, 2026, the Company’s Board of Directors approved the declaration of interest on equity (JCP) related to the first quarter of 2026, in the amount of R$658, to be paid in two equal installments the first by June 30, 2027, and the second by December 30, 2027. Shareholders whose names were recorded in the Shareholders’ Registry Book on March 24, 2026, are entitled to receive the payment.

Cash flow hedge operation

On April 1, 2026, Cemig D entered into a foreign loan agreement in the amount of US$280, pursuant to Brazilian Law No. 4,131/62. As the Company’s functional currency differs from the currency of the borrowing, a full cross-currency swap was contracted, in accordance with its hedging policy, with the objective of mitigating exposure to foreign exchange rate fluctuations. This derivative instrument has been designated for hedge accounting purposes as a cash flow hedge, with a notional amount of US$280, corresponding to R$1,461. This transaction constitutes a non-adjusting event after the reporting period.

15th debenture issuance – Cemig D

On April 10, 2026, CEMIG D completed the financial settlement of its 15th issuance of simple debentures, non-convertible into shares, unsecured, with additional personal guarantee, issued in a single series, for public distribution under the automatic registration procedure with the Brazilian Securities and Exchange Commission, which are guaranteed by Cemig.

A total of one million, one hundred and fifty thousand Debentures were issued, resulting in an aggregate principal amount of R$1,150, subscribed as described below:

Quantity	R$	Rate	Maturity	Amortization
1,150,000	1,150	IPCA + 6.9416% p.a	15 years	Semiannual, starting in march 2029

The proceeds obtained by Cemig D from the Issuance will be exclusively allocated to the reimbursement of costs, expenses and/or indebtedness related to the implementation of a project classified as priority infrastructure, pursuant to Brazilian Law No. 12,431, of June 24, 2011, as amended. This transaction constitutes a non-adjusting event after the reporting period.

ANNUAL REPORT AND FORM 20-F | 2025	F-168